Form 20-F/A
period 2000-12-31
MEXICAN PETROLEUM
filed 2002-11-15
CIK 932782

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on November 15, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

AMENDMENT NO. 1 TO ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000
Commission File Number: 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum (Translation of registrant's name into English)	United Mexican States (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Each Class

8.85% Global Guaranteed Notes due 2007
9.50% Global Guaranteed Bonds due 2027
8 3/8% Global Guaranteed Notes due 2005
9 1/4% Global Guaranteed Bonds due 2018
9 3/8% Notes due December 2, 2008, Puttable at Par on December 2, 2001
9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

None

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                                                                                          Yes ☐    No ☒*

* The registrant has not yet filed its annual report on Form 20-F for the fiscal year ended December 31, 2001 due to the reasons set forth in the registrant's Notification of Late Filing on Form 12b-25, filed with the Commission on July 1, 2002.

        Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☒

(*)
Omitted because the item is inapplicable or the answer is negative.

        Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción ("Pemex-Exploration and Production"), Pemex-Refinación ("Pemex-Refining"), Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals") and Pemex-Petroquímica ("Pemex-Petrochemicals"), comprise Mexico's state oil and gas company. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Mexican Government and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 2 c) to the restated financial statements included in Item 18, including Pemex Project Funding Master Trust, are incorporated into the consolidated financial statements; these subsidiary companies are also identified in "Consolidated Structure of PEMEX" on page 3. Petróleos Mexicanos, the subsidiary entities and the consolidated subsidiary companies are collectively referred to as "PEMEX" or "we." The consolidated financial statements of PEMEX included in Item 18 have been restated and are referred to as the "Financial Statements." For more information regarding the restatement, see "Item 5—Operating and Financial Review and Prospects—Restatement" and Notes 2 s) and 18I(t) to the Financial Statements.

        References herein to "U.S. $", "$", "U.S. dollars" or "dollars" are to United States dollars. References herein to "pesos" or "Ps." are to the lawful currency of United Mexican States ("Mexico"). The term "billion" as used herein means one thousand million. We maintain our consolidated financial statements and records in nominal or current pesos. Unless otherwise indicated, we have converted all peso amounts to U.S. dollars in this Form 20-F, including all convenience conversions of the Financial Statements, at an exchange rate of Ps. 9.5722 = $1.00, which is the exchange rate that the Ministry of Finance and Public Credit gave to us on December 31, 2000. You should not construe these conversions from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See "Item 3—Key Information—Exchange Rates" for information regarding the rates of exchange between pesos and U.S. dollars.

        The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This Form 20-F contains words, such as "believe," "expect" and "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on us from competition, changes in the limitations on our access to sources of financing on competitive terms, significant economic or political developments in Mexico, particularly developments affecting the energy sector, and changes in our regulatory environment. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONSOLIDATED STRUCTURE OF PEMEX

Petróleos Mexicanos
Board of Directors
Director General
Executive Coordinator
Corporate Planning Office
Corporate Comptroller General
Corporate Administration Department
Corporate Finance Department
Corporate Operations Department
Corporate Engineering and Project Development Department
Corporate Strategic Planning Department
Corporate Industrial Safety and Environmental Protection Department
Corporate Competitiveness and Innovation Department
Pemex - Exploration and Production
100.00 %
P.M.I. Marine, Ltd.(5)
Pemex - Gas and Basic Petrochemicals
100.00 %
Mex Gas International, Ltd.(8)
100.00 %
Pasco International, Ltd.(6)
Pasco Terminals, Inc.(1)
100.00 %
100.00%
Pan American Sulphur, Ltd.(3)
100.00 %
Terrenos para Industrias, S.A.
50.00 %
CH4 Energa S.A. de C.V.
50.00 %
Gasoductos de Chihuahua S. de R.L. de C.V.
Pemex - Refining
Pemex - Petrochemicals
100.00 %
Petroquímica Cosoleacaque, S.A. de C.V.
100.00 %
Petroquímica Escoín, S.A. de C.V.
100.00 %
Petroquímica Tula, S.A. de C.V.
100.00 %
Petroquímica Camargo, S.A. de C.V.
100.00 %
Petroquímica Cangrejera, S.A. de C.V.
100.00 %
Petroquímica Morelos, S.A. de C.V.
100.00 %
Petroquímica Pajaritos, S.A. de C.V.
P.M.I. Comercio Internacional, S.A. de C.V.
98.33%
P.M.I. Holdings B.V.(2)
100.00%
100.00%
P.M.I. Holdings, N.V.(9)
P.M.I. Services North America, Inc.(1)
100.00%
Pemex Services Europe Ltd.(3)
100.00%
P.M.I. Services, B.V.(2)
100.00%
Pemex Internacional España, S.A.(4)
100.00%
81.60%
P.M.I. Norteamérica, S.A.de C.V.
18.40%
50.50%
1.00%
P.M.I. Trading Ltd.(6)
48.50%
100.00%
P.M.I. Holdings North America, Inc.(1)
Kot Insurance Co. Ltd.(7)
100.00%
Integrated Trade Systems, Inc.(1)
100.00%
Pemex Project Funding Master Trust(10)

(1) Incorporated in the United States
(2) Incorporated in The Netherlands
(3) Incorporated in the United Kingdom
(4) Incorporated in Spain
(5) Incorporated in Ireland
(6) Incorporated in the Bahamas
(7) Incorporated in Bermuda
(8) Incorporated in the Cayman Islands
(9) Incorporated in the Netherlands Antilles
(10) Delaware business trust controlled by Petróleos Mexicanos

The Subsidiary Companies

- Corporate Operations of Petróleos Mexicanos
- The Subsidiary Entities and their Subsidiaries
- The PMI Group
- Other Subsidiary Companies and Pemex Project Funding Master Trust

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA (AS RESTATED)

        The selected financial data set forth below have been restated and should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements included in Item 18. The restated selected financial data set forth below as of the five years ended December 31, 2000 have been derived from the consolidated financial statements of PEMEX for the years ended December 31, 1997 and 1996, which were audited by PricewaterhouseCoopers, S.C., independent accountants, and the consolidated financial statements of PEMEX for the years ended December 31, 2000, 1999 and 1998, which were audited by Mancera, S.C. (a member practice of Ernst & Young Global). See "Item 5—Operating and Financial Review and Prospects—Change in Independent Auditors."

        We have restated our consolidated financial statements as of and for the five years ended December 31, 2000. The principal adjustments made to the financial statements reflect the following changes:

  •
  Dismantlement and Abandonment Costs—We have restated our financial statements to take into account costs associated with dismantlement and abandonment activities associated with our long-term oil and gas producing properties (that is, the costs of plugging and/or dismantling production facilities once production has ceased). Previously, we had not accrued such costs in our financial statements, but charged them to expense at the time they were incurred, because the cash expenditures were insignificant to the financial results of any individual prior period. However, after extensive evaluation, we have decided to account for these dismantlement and abandonment costs in determining amortization and depreciation rates, and to include the cumulative effect of these prior period charges as a component of accumulated depreciation and amortization. We have also recognized retroactively to 1996 these future dismantlement and abandonment costs. We recognized the costs related to currently producing and temporarily closed wells in depletion, depreciation and amortization (DD&A) for each period based on the units of production methodology reflecting the life of the field properties and considering current cost estimates. In the case of the non-producing wells subject to dismantlement and abandonment, the full cost has been recognized at the end of each period.

  •
  Repsol Derivative Transactions—At the end of 1999, we entered into a series of transactions intended to unwind the call and put options (or "collar") on an equity swap based on shares of Repsol YPF, S.A., which we refer to as Repsol. A portion of the amount which was required to be paid in order to unwind the collar was paid in November 1999, with the remaining commitment not paid until March 2000. Previously, the unpaid portion of this transaction was not recorded as an accrued liability at year-end 1999, and the expense related to this unpaid portion was not recognized until 2000. However, under Mexican generally accepted accounting principles (GAAP) Bulletin A-3, "Realization and Accounting Period," and Bulletin C-12, "Contingencies and Commitments," issued by the Mexican Institute of Public Accountants, the liability associated with this unpaid portion should have been accrued at year-end 1999, and the related expense recognized in 1999 rather than 2000. As a result, we have restated the Financial Statements as of and for the years ended December 31, 2000 and 1999 to recognize the liability associated with this transaction at year-end 1999.

        In addition to these adjustments, we have restated the reconciliation of income and equity to U.S. GAAP to include the adjustments described above and to correct other errors relating to exploration and drilling costs, Repsol investment securities and accrued vacation.

  •
  Exploration and Drilling Costs—With respect to exploration and drilling costs, accumulated equity amounts related to such costs for the three years ended December 31, 2000 have been restated

    under U.S. GAAP to reflect accumulated capital charges arising in prior periods in respect of unsuccessful development wells. Previously, due to classification discrepancies, certain capital charges related to developmental wells had not been included as a difference in equity between U.S. GAAP and Mexican GAAP. The accumulated equity amounts have also been revised to eliminate portions of the specific oil field exploration and drilling reserve accumulated under Mexican GAAP for future drilling costs and not fully reversed in prior periods for U.S. GAAP purposes.

  •
  Repsol Investment Securities—In addition to the adjustments relating to Repsol transactions for Mexican GAAP, we have corrected the reconciliation of our financial statements to U.S. GAAP for the years ended December 31, 2000 and 1999 to include cost basis adjustments for all of the Repsol shares we hold. The adjusted cost basis for Repsol shares includes corrections made to the number of Repsol shares we held at December 31, 1999 and corrections made to the amount presented as the historical cost of shares held within Strategic Money Management Company B.V. at December 31, 1999 and 2000. Previously, the cost basis for these shares considered an amount of shares lower than the amount we actually held, and the shares were valued at the restructure of the swap, instead of at the contracted swap date.

  •
  Accrued Vacation—The accrued vacation adjustment relates to mathematical errors in the recognition of annual accrued vacation charge in the reconciliation of income to U.S. GAAP.

        For further information regarding each of the foregoing adjustments, see "Item 5—Operating and Financial Review and Prospects—Restatement," "Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation—Restatement" and Notes 2 s) and 18I(t) to the Financial Statements.

        The Financial Statements are prepared in accordance with Mexican GAAP and, as to the recognition of inflation, in accordance with the guidelines established in Financial Reporting Standard NIF-06 BIS "A", section A. See Notes 2b) and 14 to the Financial Statements for a discussion of the inflation accounting rules applicable to us. Mexican GAAP differs in certain significant respects from U.S. GAAP. The material differences as they relate to our financial statements are described in Note 18 to the Financial Statements.

        The most important of the material items generating a difference between operating results under U.S. and Mexican GAAP are the accounting methodologies for the treatment of impairment of fixed assets, petroleum exploration and drilling costs, measurement of pension obligations, derivatives and inflationary accounting for capitalized interest and accounting for foreign exchange losses. Under Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," we are required to evaluate our long-lived assets for impairment for U.S. GAAP purposes whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, or is permanently impaired. Such impaired assets must be permanently written down to fair value or the present value of expected future cash flows of related assets. This requirement does not exist under Mexican GAAP.

        Under Mexican GAAP, oil exploration and development costs are charged to a capital reserve rather than expensed or directly capitalized as required by U.S. GAAP. Such capital reserve is funded by charging a certain percentage to cost of sales for each barrel of crude oil extracted. We establish this percentage on an annual basis.

        Seniority premiums and retirement plans generate a difference between U.S. and Mexican GAAP due to the different actuarial cost assumptions applied under Mexican GAAP Bulletin D-3, "Labor Obligations," and SFAS No. 87, "Employers Accounting for Pensions." In addition, our adoption dates for Bulletin D-3 and SFAS No. 87 were different, resulting in differences in period expenses due to the differing amortization of transition amounts.

        The treatment of capitalized interest in our Mexican GAAP financial statements differs from the treatment of capitalized interest in the reconciliation of the financial statements to U.S. GAAP. For Mexican GAAP purposes, we treat all interest expense as being associated with construction or well development and accordingly capitalize all interest. For purposes of the U.S. GAAP reconciliation, we capitalize interest by applying our average borrowing rate to our average amount of construction in progress.

        We apply NIF-06 BIS "A", section A, to our financial statements to reflect the effects of inflation. NIF-06 BIS "A", section A, provides for the restatement of fixed assets, inventories and costs of sales by indexing and/or appraisals. Since NIF-06 BIS "A", section A, does not represent a comprehensive basis of inflation accounting, beginning with our 1992 fiscal year, we have reversed the effects of NIF-06 BIS "A", section A, on our financial statements from the U.S. GAAP reconciliation of equity. Under NIF-06 BIS "A", section A, a devaluation of the peso does not have a negative impact on our income because exchange losses are capitalized into fixed assets. Furthermore, a devaluation of the peso relative to the dollar results in an increase in our income to the extent that our expenses remain relatively stable because they are incurred in pesos, while our revenues, which are mostly denominated in dollars or linked to international, dollar-denominated prices, increase in peso terms. In contrast, under U.S. GAAP, a devaluation of the peso has a negative impact on our income because the exchange losses are not capitalized but are charged immediately to income. This one-time charge to income will be gradually offset by dollar-linked revenues. In any particular accounting period, the negative impact of a devaluation is, therefore, greater when the devaluation occurs at or near the end of the period, as occurred with the peso at the end of 1994. For a further discussion of these and other adjustments, see Note 18 to the Financial Statements.

Selected Financial Data of PEMEX (As Restated)

	Year Ended December 31,(1)(2)
	1996	1997	1998	1999	2000	2000(3)
	(in millions of pesos or U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican GAAP:
Net sales(4)	Ps. 231,993	Ps. 264,030	Ps. 256,987	Ps. 334,814	Ps. 468,268	$48,920
Total revenues(4)	235,820	269,507	265,749	344,979	478,688	50,008
Total revenues net of the IEPS Tax	216,053	231,779	199,894	256,630	409,132	42,742
Operating income	160,600	166,619	140,299	187,669	274,057	28,631
Income (loss) for the period	15,628	7,133	(11,588)	(21,157)	(19,710)	(2,059)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican GAAP:
Cash and cash equivalents	18,000	17,429	14,631	23,987	27,827	2,907
Total assets	307,834	339,452	416,691	482,248	563,468	58,865
Long-term debt	42,535	56,339	87,615	83,127	104,370	10,903
Total long-term liabilities	96,712	132,814	206,728	236,599	317,096	35,509
Equity	151,565	153,123	167,138	161,469	150,605	15,734
Amounts in accordance with U.S. GAAP:
Net sales(5)	212,226	226,302	191,132	246,465	398,711	41,653
Operating income(5)	134,569	129,595	58,664	99,289	210,136	21,953
Income (loss) for the period	9,364	9,177	(27,369)	(14,711)	(14,075)	(1,470)
Total assets	233,616	257,251	286,594	347,904	421,496	44,033
Equity (deficit)	65,042	59,951	25,018	5,944	(20,599)	(2,152)
Other Financial Data
Amounts in accordance with Mexican GAAP:
Depreciation and amortization	11,265	11,482	15,697	23,941	26,061	2,723
Investments at cost(6)	18,095	28,109	43,936	40,497	76,233	7,964
Ratio of earnings to fixed charges:
Mexican GAAP(7)	2.84	1.54	—	—	—	—
U.S. GAAP(7)	2.08	1.81	—	—	0.10	0.10

Note: N.A. = not available

(1)
Beginning with the year ended December 31, 1997, we include the financial position and results of P.M.I. Marine Ltd. Beginning with the year ended December 31, 1998, we include the financial position and results of Pemex Project Funding Master Trust. Beginning with the year ended December 31, 2000, we include the financial position and results of Mex Gas International Ltd.
(2)
Each of our financial statements for the five years ended December 31, 2000 was prepared according to Mexican GAAP but recognizes the effect of inflation according to Mexican Financial Reporting Standard NIF-06 BIS "A", section A, which is different from Mexican GAAP Bulletin B-10. Mexican GAAP differs from U.S. GAAP. The most important of the material differences between U.S. GAAP and Mexican GAAP affecting PEMEX are the accounting treatment of: (1) impairment of fixed assets, (2) petroleum exploration and drilling costs, (3) measurement of pension obligations, (4) capitalized interest, (5) foreign exchange losses and (6) inflation. For a further discussion of these and other differences, see Note 18 to the Financial Statements.
(3)
Conversions into U.S. dollars of amounts in pesos have been made at the established exchange rate for accounting purposes of Ps. 9.5722 = U.S. $1.00 at December 31, 2000.
(4)
Includes the IEPS Tax as part of the sales price of the products sold.
(5)
Figures do not include IEPS Tax.
(6)
Includes investments in fixed assets and capitalized interest, and excludes certain expenditures charged to the oil field exploration and depletion reserve. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources."
(7)
Under U.S. GAAP, earnings for the years ended December 31, 1998 and 1999 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 21,081 million for 1998 and Ps. 4,593 million for 1999. Under Mexican GAAP, earnings for the years ended December 31, 1998, 1999 and 2000 were insufficient to cover fixed charges; the amount by which fixed charges exceeded earnings was Ps. 5,020 million for 1998, Ps. 11,310 million for 1999 and Ps. 4,092 million for 2000.

Source: PEMEX's restated financial statements.

        PEMEX does not prepare comprehensive price-level adjusted financial statements in accordance with Bulletin B-10 under Mexican GAAP. For the years ended December 31, 1998 and 1997, Mexico was deemed to be a hyperinflationary economy. Pursuant to Rule 3-20(c) of Regulation S-X promulgated by the U. S. Securities and Exchange Commission, PEMEX has included unaudited selected financial data prepared on the basis of price-level adjusted financial information for these years reflecting the impact of U.S. GAAP adjustments and reclassifications. At December 31, 2000 and 1999, Mexico was not considered a hyperinflationary economy. However, we have continued to provide supplemental price-level adjusted financial information for these subsequent years in lieu of a comprehensive price-level adjustment that would result from our adoption of Bulletin B-10. In the opinion of PEMEX management, all adjustments that are necessary for a fair presentation of the price-level adjusted financial information have been included herein. This unaudited price-level adjusted financial data is derived from the supplemental price-level adjusted financial information included elsewhere and should also be read in conjunction with the audited financial statements and notes thereto as of December 31, 2000, 1999, 1998 and 1997 and for the years then ended.

Selected Financial Data of PEMEX (As Restated)
(continued)

	Years Ended December 31,
	1997	1998	1999	2000
	(in millions of constant 2000 pesos)
Unaudited Price-level Adjusted Information
Income Statement Data
Amounts in accordance with U.S. GAAP:
Net sales(1)	Ps. 348,094	Ps. 253,602	Ps. 280,497	Ps. 414,430
Total revenues(1)	357,025	266,107	288,746	424,350
Net Income (Loss)	22,333	(13,227)	(19,462)	(32,420)
Balance Sheet Data (end of period)
Amounts in accordance with U.S. GAAP:
Cash and cash equivalents	25,299	17,906	26,136	27,827
Total assets	465,442	497,077	534,996	567,217
Long-term debt	81,779	107,225	90,575	104,370
Total long-term liabilities	194,068	256,008	278,804	342,357
Total Equity	182,358	174,125	161,900	121,995

(1)
Total revenues and net sales figures do not include the IEPS Tax as part of the sales price of the products sold.

Source: Petróleos Mexicanos

EXCHANGE RATES

        The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

	Exchange Rate
Period	High	Low	Average(1)	Period End
Year Ended December 31,
1996	8.045	7.325	7.635	7.881
1997	8.410	7.717	7.967	8.070
1998	10.630	8.040	9.243	9.901
1999	10.600	9.243	9.563	9.480
2000	10.087	9.183	9.472	9.618
2001	9.972	8.946	9.337	9.156
2002:
January	9.250	9.095	9.164	9.152
February	9.170	9.048	9.105	9.130
March	9.114	9.001	9.064	9.001
April	9.375	9.002	9.165	9.375
May	9.713	9.408	9.510	9.653
June	9.980	9.605	9.767	9.980
July	9.970	9.613	9.779	9.800
August	9.962	9.738	9.839	9.919
September	10.350	9.955	10.071	10.212
October	10.222	9.947	10.094	10.150

(1)
Average of month-end rates.

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York.

        The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on November 8, 2002 was Ps. 10.3200 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to the Operations of PEMEX

Crude oil prices are volatile, and low oil prices negatively affect PEMEX's income

        International crude oil prices fluctuate due to many factors, including:

  •
  changes in global supply and demand for crude oil and refined petroleum products;

  •
  availability and price of competing commodities;

  •
  international economic trends;

  •
  currency exchange fluctuations;

  •
  expectations of inflation;

  •
  actions of commodity markets participants;

  •
  domestic and foreign government regulations; and

  •
  political events in major oil producing and consuming nations.

        We have no control over these factors. Historically, the weighted average price of the crude oil that we export has fluctuated from U.S. $26.82 per barrel in 1984 to U.S. $15.55 per barrel in 1999. In 2000, the weighted average price of PEMEX crude oil was U.S. $24.78 per barrel, 59.4% higher than the weighted average price during 1999. On November 4, 2002, the weighted average spot price of PEMEX crude oil was U.S. $21.93.

        When international crude oil and natural gas prices are low, we earn less export sales revenue, and, therefore, lower income because our costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, we earn more export sales revenue and our income increases. As a result, future fluctuations in international crude oil prices will directly affect our results of operations and financial condition. We do not enter into transactions to hedge against fluctuations in crude oil prices. See "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Risk Management and Financial Instruments—Commodity Price Risk."

Decreases in PEMEX's estimates from time to time of Mexico's hydrocarbon reserves could reduce PEMEX's potential future income

        The reserve data set forth in this Form 20-F represent only estimates. Estimating quantities of proved hydrocarbon reserves and projecting future rates of production and timing of development expenditures is an inexact process and is subject to many factors beyond our control. The accuracy of any reserve estimate depends on the quality of available data and engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. Additionally, the results of drilling, testing and production subsequent to the date of an estimate may justify revision of an estimate. Therefore, proved reserve estimates may be materially different from the quantities of crude oil and natural gas that we can ultimately recover.

        Pemex-Exploration and Production revises its estimates of Mexico's hydrocarbon reserves annually. This process may result in material revisions to our estimates of Mexico's hydrocarbon reserves.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks

        We are subject to production, equipment and transportation risks that are common among oil and gas companies. For example, we encounter:

  •
  production risk—i.e., risk related to fluctuations in production that may be affected by reserve levels, accidents, mechanical difficulties, adverse natural conditions, such as bad weather and other acts of God, as well as the inability to manage unforeseen production costs;

  •
  equipment risk—i.e., risk related to adequacy and condition of the production facilities, including equipment becoming obsolete; and

  •
  transportation risk—i.e., risk related to the condition of pipelines and vulnerability of other modes of transportation.

        In particular, our business is subject to the risk of:

  •
  pipeline explosions (oil or natural gas);

  •
  explosions in refineries, petrochemical plants, storage and distribution terminals or buoys and monobuoys;

  •
  hurricanes in the Gulf of Mexico;

  •
  unexpected geological formations or pressures;

  •
  blow outs, which are sudden, violent explosions of oil, natural gas or water from a drilling well, followed by an uncontrolled flow from the well;

  •
  fires and cratering, which is the caving in and collapse of the earth's structure around a blow out well; and

  •
  mechanical failures and collapsed holes, particularly in horizontal wellbores.

        The occurrence of any of these events could result in:

  •
  personal injuries or loss of life;

  •
  environmental damage and the necessary clean-up costs and expenses; or

  •
  other damage to our property or the property of others.

        In accordance with customary industry practice, we have purchased insurance policies covering some of these risks. However, these policies do not cover all potential liabilities that may result from these risks. In addition, insurance is not available for some of these risks. See "Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance."

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations

        A wide range of general and industry-specific Mexican federal and state environmental laws and regulations regulate our operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden on us increases our cost of doing business and can:

  •
  require us to make significant capital expenditures on measures to protect the environment, including abandoning and dismantling onshore wells and offshore platforms;

  •
  reduce our ability to extract hydrocarbons when extraction endangers the environment;

  •
  reduce our sales revenues if production is reduced to meet environmental regulations;

  •
  increase production costs and make our products relatively more expensive as compared to the hydrocarbon and refined products of our competitors; and

  •
  reduce our profitability through a combination of the above.

        At December 31, 2000, our estimated and accrued environmental liabilities totaled Ps. 2,838 million. See "Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities."

PEMEX publishes less financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission

        We prepare our financial statements according to Mexican GAAP, except as to the recognition of inflation, which is recognized in our financial statements according to the Mexican Financial Reporting Standards applicable to Mexican public sector companies. Mexican GAAP differs in certain significant respects from U.S. GAAP including, but not limited to, the accounting treatment for impairment of fixed assets, petroleum exploration and drilling costs, measurement of pension premiums and post-retirement benefit obligations, derivatives, inflationary accounting, and capitalized foreign exchange loss. See "Item 3—Key Information—Selected Financial Data of PEMEX" and Note 18 to the Financial Statements. In addition, we only prepare U.S. GAAP information on a yearly basis. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX, and the Mexican Congress approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities

        Mexico is the sole owner of Petróleos Mexicanos and the subsidiary entities, and the Mexican Government closely regulates and supervises our operations. Mexican Government ministers control key executive decisions at Petróleos Mexicanos. The Secretary of Energy of Mexico is the Chairman of the Board of Directors of Petróleos Mexicanos. The General Comptroller's Office of the Mexican Government appoints the external auditors of Petróleos Mexicanos and the subsidiary entities.

        The Mexican Government incorporates Petróleos Mexicanos and the subsidiary entities' annual budget and financing program into its consolidated annual budget, which it submits to the Mexican Congress for its approval. The Mexican Congress also designates certain of our largest capital expenditures as long-term productive infrastructure projects (which we refer to as "PIDIREGAS"). See "Item 4—Information on the Company—History and Development—Capital Expenditures and Investments."

        The Mexican Government has the power to intervene directly or indirectly in our commercial affairs. Such an intervention could have an adverse effect on us and thereby adversely affect our or our subsidiaries' ability to make payments under any securities issued or guaranteed by us. For instance, if the Mexican Government were to cause us to reduce production or limit future capital expenditures, this could reduce our ability to generate the necessary income to support payments on our debt, or to transfer the necessary funds between any of our subsidiaries to make payments on their debts.

The Mexican Government may privatize all or part of Petróleos Mexicanos and the subsidiary entities

        The Mexican Government would have the power, if federal law and the Political Constitution of the United Mexican States were amended, to privatize all or a portion of Petróleos Mexicanos and the subsidiary entities or its assets. The Mexican Government could also transfer the activities of PEMEX to another Mexican Government-controlled entity if these changes were made. These types of actions could adversely affect our operations by affecting our workforce and causing an interruption in production that could decrease output and negatively affect our income from operations. In addition, the privatization could cause us to default on our obligations under certain of our indebtedness, including all of our publicly traded debt securities, which could entitle the holders of this indebtedness to declare it immediately due and payable. In this case, investors in debt securities would be entitled to recover their entire investment and their only loss would be that attributable to future interest income. See also "—Considerations Related to Mexico" below.

The Mexican Government has entered into agreements with other nations to limit production

        Historically, member countries of the Organization of the Petroleum Exporting Countries, commonly referred to as OPEC, have entered into agreements to reduce their production of crude oil. These agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Although Mexico is not a member of OPEC, it has entered into agreements with OPEC and non-OPEC countries to reduce global crude oil supply.

        For example, following OPEC's announcement in January 2001 that it would reduce crude oil production by 1.5 million barrels per day, Mexico announced it would decrease its crude oil exports by 75 thousand barrels per day, beginning on February 1, 2001. Following a March 2001 announcement by OPEC of an additional 1.0 million barrel per day reduction in crude oil production, Mexico announced on March 25, 2001 that it would further reduce its crude oil exports by 40 thousand barrels per day, beginning on April 1, 2001. On January 2, 2002, following an OPEC announcement that it would reduce crude oil production by 1.5 million barrels per day, Mexico announced it would reduce its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months, beginning on January 1, 2002. On June 27, 2002, following an OPEC announcement that it would maintain crude oil production at their present levels until September 2002, Mexico announced that it would maintain its crude oil exports at their present levels for the same period. Most recently, following an OPEC announcement that it would maintain current crude oil production levels through fourth quarter 2002, Mexico affirmed that it would maintain its crude oil exports at their present levels for the same period.

        We do not control the Mexican Government's international affairs and the Mexican Government could agree with OPEC or other countries to reduce our crude oil production or exports in the future. To the extent that such international agreements restrict our exports of crude oil, it is possible that

Mexican domestic markets will not be able to consume additional amounts of crude oil that we are not allowed to export as a result of such agreements, thus reducing our revenues.

PEMEX does not own the hydrocarbon reserves in Mexico

        A guaranteed source of petroleum and other hydrocarbons is essential to an oil company's production and generation of income. As a result, many oil and gas companies own hydrocarbon reserves. The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives Petróleos Mexicanos and the subsidiary entities the exclusive right to exploit Mexico's hydrocarbon reserves, it does not preclude the Mexican Government from changing current law and assigning these rights to another company. If the Mexican Government, by way of an amendment to the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo(Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the "Regulatory Law"), assigned the rights to exploit its hydrocarbon reserves to another company, our ability to generate income would be adversely affected.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government

        Petróleos Mexicanos and the subsidiary entities pay a number of special taxes and duties to the Mexican Government. These taxes and duties that Petróleos Mexicanos and subsidiary entities paid to the Mexican Government totaled Ps. 151,544 million in 1998, Ps. 208,137 million in 1999 and Ps. 292,960 million in 2000. For 2001, we expect the sum of these taxes and duties to total approximately 60.8% of the revenue that we derive from sales to the PMI Group and third parties. In addition to these duties and taxes, the Mexican Government imposes an excess gains tax equal to 39.2% of the portion of Pemex-Exploration and Production's crude oil sales revenue in excess of a threshold price set by the Mexican Government, which in 2001 was U.S. $18.00 per barrel. See "Item 4—Information on the Company—Taxes and Duties" and "Item 5—Operating and Financial Review and Prospects—General—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes."

        The Mexican Government and PEMEX determine the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors, including our:

  •
  projected sales revenues;

  •
  operating program;

  •
  capital expenditures program; and

  •
  financing needs.

        Petróleos Mexicanos is also obligated to pay minimum guaranteed dividends to the Mexican Government. The minimum guaranteed dividends totaled Ps. 3,843 million in 1998, Ps. 5,138 million in 1999 and Ps. 5,564 million in 2000. For further information on how the minimum guaranteed dividend is determined, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution "A,"' "Item 8—Financial Information—Dividends" and Note 12 to the Financial Statements.

PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico's hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX's income and inability to obtain financing may limit PEMEX's ability to make capital investments

        We invest funds to increase the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. We estimate that we will need to make capital expenditures of approximately U.S. $45.3 billion in exploration and production over the next five years and an additional U.S. $16.1 billion to upgrade our refineries over the next ten years, in order to increase production to meet anticipated growth in domestic and international market demand.

        Our ability to make these capital expenditures is limited by the substantial taxes that we pay and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. Because the non-PIDIREGAS portion of our investment budget is part of the Mexican Government's annual budget, when the Mexican Government reduces its annual budget, it may also reduce that portion of our investment budget. For example, in 1998, low crude oil prices reduced our income and the amount of taxes and duties that we paid to the Mexican Government. As a result, the Mexican Government imposed federal budget cuts that resulted in an 11.1% decrease in our capital expenditures budget (excluding PIDIREGAS) in 1998.

        The Mexican Government has recently approved a PIDIREGAS investment budget that we believe will be sufficient to meet a large proportion of our capital expenditure needs for the next five years. However, under the PIDIREGAS program, we are required to obtain financing that can be supported by the project being funded. The availability of this financing is subject to factors beyond our control. Accordingly, we cannot guarantee that we will always have the funds necessary to continue capital investments at their current levels.

PEMEX's debt obligations may be affected by the Mexican Government's agreements with external creditors

        Petróleos Mexicanos and the subsidiary entities are decentralized public sector entities under the direct control of the Mexican Government; consequently, the Mexican Government's agreements with international creditors may affect our external debt obligations. Since 1982, Mexico and its commercial bank creditors have concluded four debt restructurings and new money exercises. In these restructurings, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

PEMEX may claim some immunities under the Foreign Sovereign Immunities Act

        Petróleos Mexicanos and the subsidiary entities are decentralized public entities of the Mexican Government. Because the Mexican Government is a foreign sovereign, you may not be able to obtain a judgment in a U.S. court against us. In addition, Mexican law specifies that attachment prior to judgment and attachment in aid of execution may not be ordered by Mexican courts against us or our assets and, as a result, your ability to enforce judgments against us in the courts of Mexico may be limited.

        Unless we waive our immunity, you could obtain a U.S. court judgment against us only if a U.S. court were to determine that we are not entitled to sovereign immunity under the Foreign Sovereign Immunities Act of 1976 with respect to that action. We also do not know whether Mexican courts would enforce judgments of United States courts based on the civil liability provisions of the federal securities laws of the United States.

        Even if you were able to obtain a U.S. judgment against us under the Foreign Sovereign Immunities Act, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against our property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

Satisfaction of any judgment in Mexico against PEMEX may be made in pesos

        If you were to bring an action in Mexico seeking to enforce our obligations under any of our securities, satisfaction of those obligations may be made in pesos. The Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States) entitles us to discharge foreign currency denominated obligations in Mexico with a payment in pesos at the exchange rate determined by Banco de México (Mexico's Central Bank) on the date payment is made. This rate is currently announced by Banco de México each banking day and published the following day in the Diario Oficial de la Federación (the Official Gazette of the Federation).

Considerations Related to Mexico

Petróleos Mexicanos and the subsidiary entities are foreign companies, and as a result holders of PEMEX securities may not be able to effect service of process on, or enforce a judgment against, PEMEX

        Petróleos Mexicanos and the subsidiary entities are organized under the laws of Mexico and all of its directors and officers, as well as some of the experts named in this annual report, reside outside the United States. Substantially all of our assets and those of most of our directors, officers and experts are located outside the United States. As a result, you may not be able to effect service of process on our directors or officers or those experts within the United States. You also may not be able to enforce in Mexico judgments obtained in the United States against us, our directors or officers or the experts, if those judgments are not consistent with Mexican public policy and procedural rules.

Economic conditions and government policies in Mexico may have a material impact on PEMEX's operations

        A deterioration in Mexico's economic conditions, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain and service foreign debt. In addition, the Mexican Government may cut spending in the future. These cuts could adversely affect our business, financial condition and prospects.

        From 1982 to 1987 Mexico experienced several periods of slow or negative economic growth, high inflation, peso devaluations and limited availability of foreign exchange. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, devaluation of the peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. Despite signs of economic recovery following the implementation of broad economic reforms in 1995, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the price of crude oil resulted in a reduction of federal revenues, approximately one-third of which derive from petroleum taxes and duties. In addition, the economic crises in Asia and Russia and the financial turmoil in Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico's recovery. The Mexican Government estimates that real Gross Domestic Product ("GDP") grew 4.9% in 1998, 3.7% in 1999 and 6.6% in 2000.

        Despite the slowdown in economic recovery and the significant devaluation of the peso in 1998, Mexico has managed to maintain a high level of gross international reserves, which totaled U.S. $38,367 million at May 25, 2001. In the future, however, the Mexican economy could continue to suffer from declines in foreign direct and portfolio investment due to international financial crises, inflationary pressures, high short-term interest rates and low oil prices.

Changes in exchange rates or in Mexico's exchange control laws may hamper the ability of PEMEX to service its foreign currency debt

        While the Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican Government will maintain its current policies with regard to the peso or that the peso's value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Mexican Government policies affecting the value of the peso could prevent us from paying our foreign currency obligations.

        As of December 31, 2000, the debt of Petróleos Mexicanos and the subsidiary entities (not including the indebtedness of the subsidiary companies) totaled Ps. 106.0 billion (or Ps. 104.5 billion excluding accrued interest), 91.9% of which was denominated in U.S. dollars. As of December 31, 2000, indebtedness of Pemex Project Funding Master Trust totaled U.S. $9.2 billion (which includes U.S. $4.7 billion payable to Pemex-Exploration and Production), denominated in U.S. dollars, Euros and other currencies. U.S. $4.5 billion of this debt was guaranteed by Petróleos Mexicanos. In addition, Pemex Finance, Ltd., a Cayman Islands company with limited liability established to issue securities backed by PMI crude oil receivables to provide financing for investments in PIDIREGAS, had indebtedness totaling U.S. $5.5 billion at December 31, 2000. We do not guarantee Pemex Finance, Ltd.'s indebtedness. In the future, PEMEX and Pemex Finance, Ltd. may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses.

        From October 1992 to December 21, 1994, Banco de México intervened in foreign exchange markets to maintain the peso-dollar exchange rate within a government-controlled range that widened daily. On December 21, 1994, the Mexican Government suspended Banco de México's foreign exchange market operations and allowed the peso to float freely against the U.S. dollar. The Mexican Government may introduce similar policies in the future that affect the exchange rate between the peso and other currencies.

        For a further discussion of historical peso/U.S. dollar exchange rates, see "—Exchange Rates" above.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX's operations

        The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox Quesada, a member of the National Action Party ("PAN") and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Neither the PRI nor the PAN currently has a majority in the Congress or Senate. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the lack of alignment between the legislature and the President could result in deadlock and prevent the timely implementation of economic reforms, which in turn could have a material adverse effect on the Mexican economy and on our business.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT

        We are the largest company in Mexico, and according to Petroleum Intelligence Weekly, we were the sixth largest oil and gas company in the world in 2000, accounting for nearly 5% of the world's crude oil and condensates production in 2000. In 1938, the President of Mexico nationalized foreign-owned oil companies which were then operating in Mexico and the Mexican Congress established Petróleos Mexicanos by a decree, effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico's petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

        PEMEX's executive offices are located at Avenida Marina Nacional No. 329, Colonia Huasteca, Mexico, D.F. 11311, Mexico. PEMEX's telephone number is (52-55) 5722-2500.

Organizational Laws

        The activities of Petróleos Mexicanos and the subsidiary entities are regulated primarily by:

  •
  the Regulatory Law; and

  •
  the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, which we refer to as the "Organic Law").

        The Organic Law and related regulations grant Petróleos Mexicanos and certain of the subsidiary entities the exclusive right to:

  •
  explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

  •
  explore, exploit, produce and sell (first-hand) natural gas and transport and store natural gas, to the extent the transportation and storage activities are inextricably linked with such exploitation and production; and

  •
  produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that constitute basic petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

        The Organic Law allocates the operating functions of Petróleos Mexicanos among the four subsidiary entities, each of which has the characteristics of a subsidiary of Petróleos Mexicanos. The principal objectives of the subsidiary entities are as follows:

  •
  Pemex-Exploration and Production explores for and exploits crude oil and natural gas and transports, stores and markets these hydrocarbons;

  •
  Pemex-Refining refines petroleum products and derivatives that may be used as basic industrial raw materials and stores, transports, distributes and markets these products and derivatives;

  •
  Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives that may be used as basic industrial raw materials and stores, transports, distributes and markets these products and produces, stores, transports, distributes and markets basic petrochemicals; and

  •
  Pemex-Petrochemicals engages in industrial petrochemical processes and stores, distributes and markets petrochemicals other than basic petrochemicals.

        In 1995, the Mexican Congress amended the Regulatory Law to allow private and social sector companies, which include labor-controlled organizations and industries, to participate, with the Mexican Government's approval, in the storage, distribution and transportation of natural gas. The new regulation allows these types of companies to construct, own and operate pipelines, installations and equipment. Since 1997, the Mexican Government has required PEMEX to divest its existing natural gas distribution assets but has allowed PEMEX to retain exclusive authority over the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with this type of exploitation and production. See "—Gas and Basic Petrochemicals—Private Sector Participation in Natural Gas Distribution" below.

Capital Expenditures and Investments

        PEMEX funds its annual budget (not including PIDIREGAS) through revenue generated by its operations and financing activities. Capital expenditures are undertaken by Petróleos Mexicanos and the subsidiary entities. Capital expenditures and operating expenses must be authorized in our annual budget, which is approved by the Mexican Congress. PIDIREGAS are off-balance sheet long-term productive infrastructure projects funded through financing activities of Pemex Project Funding Master Trust or directly by a contractor and must also be authorized in a budget approved by the Mexican Congress. Thus, each year, we submit proposals to and negotiate with the Mexican Government regarding how our after-tax funds should be allocated.

        PIDIREGAS.    An important component of our capital expenditures are PIDIREGAS. Because of federal budgetary constraints, the Mexican Government has sought private sector participation in the building and financing of PIDIREGAS. The Mexican Government approves the designation of certain infrastructure projects as PIDIREGAS. This designation means that such projects are treated as off-balance sheet items for annual budgetary purposes, until delivery of the completed project to us or until our payment obligations begin under the contract.

        The Ley General de Deuda Pública (General Law of Public Debt) and the Ley de Presupuesto, Contabilidad y Gasto Público Federal (Federal Law of Budget, Accounting and Public Expenditure) define the PIDIREGAS legal framework. Article 18 of the General Law of Public Debt outlines the treatment of financial obligations under PIDIREGAS, defining as a direct liability the amounts payable under a financing during the current and immediately following fiscal years, and the remaining amounts as a contingent liability until its full payment. Article 30 of the Federal Law of Budget, Accounting and Public Expenditure grants PIDIREGAS preferential and priority treatment for inclusion in the Mexican Government's budget in future years, until the full payment of a project's costs.

        PIDIREGAS have three stages:

  •
  The Mexican Government identifies a project as a PIDIREGAS and authorizes expenditures related to their development by the private sector;

  •
  Private sector companies, in cooperation with PEMEX, build and deliver the project to PEMEX; and

  •
  PEMEX, with the Mexican Government's authorization, pays all amounts owing to contractors and makes final payments to receive delivery of the completed project and then records as a liability the full principal amount of all indebtedness incurred to finance the project.

        Compliance with the Mexican Government's Financial Reporting Standards and the Guidelines for the Accounting Treatment of Investments in Long-Term Productive Infrastructure Projects (Technical Release NIF-09), which outlines the accounting and budgetary treatment applicable to PIDIREGAS, is mandatory during the construction period and after delivery of the PIDIREGAS. The distinction between the PIDIREGAS and non-PIDIREGAS expenditures is an important one for budgetary purposes, as a project's designation as a PIDIREGAS guarantees that its financing is immune from across-the-board budget cuts.

        In recent years, PIDIREGAS have represented a significant portion of our total annual capital expenditures. In 2001, 2000, 1999 and 1998, PIDIREGAS expenditures alone totaled Ps. 36.6 billion, Ps. 42.4 billion, Ps. 27.3 billion and Ps. 19.5 billion, respectively (or 53%, 57%, 52% and 39% of our total capital expenditures, respectively). For 2002, PEMEX has budgeted approximately Ps. 104.4 billion for PIDIREGAS expenditures (or approximately 70% of our total budgeted capital expenditures), including payment of 100% of the Madero, Salamanca and Tula projects. While PIDIREGAS expenditures are considered off-balance sheet items under Mexican Financial Reporting Standards applicable to Mexican public sector entities, all of these expenditures are included in our Mexican GAAP financial statements.

        The following table sets forth our capital expenditures for PIDIREGAS for the five years ended December 31, 2001 and the budget for such expenditures for 2002.

PIDIREGAS Capital Expenditures

	Year ended December 31,(1)
	1997		1998(2)		1999(2)		2000(2)		2001(2)		Budget 2002(2)(3)
	(millions of pesos)
Pemex-Exploration and Production
Cantarell	Ps.	3,147	Ps.	12,979	Ps.	18,337	Ps.	20,210	Ps.	25,867	Ps.	30,709
Burgos		1,684		4,826		7,307		5,596		7,018		12,500
Delta del Grijalva		—		795		982		1,431		1,466		1,469
Strategic Gas Program(4)		—		—		—		—		1,594		16,569
Ku-Maloob-Zaap		—		—		—		—		—		3,953
Antonio J. Bermúdez		—		—		—		—		—		1,520
Jujo-Tecominoacán		—		—		—		—		—		1,205
Bellota-Chinchorro		—		—		—		—		—		1,074
Cactus-Sitio Grande		—		—		—		—		—		1,219
Abkatún Integral		—		—		—		—		—		1,806
Ek-Balam		—		—		—		—		—		589
El Golpe-Puerto Ceiba		—		—		—		—		—		638
Taratunich		—		—		—		—		—		465
Och-Uech-Kax		—		—		—		—		—		660
Carmito-Artesa		—		—		—		—		—		642
Arenque		—		—		—		—		—		428
Cárdenas		—		—		—		—		—		292
Amatitlán-Profeta- Tzapotempa-Vinazco		—		—		—		—		—		170
Ayín-Alux		—		—		—		—		—		90
Pol		—		—		—		—		—		1,492
Chuc		—		—		—		—		—		1,764
Agua Fría-Coapechaca-Tajín		—		—		—		—		—		377
Caan		—		—		—		—		—		1,417
Integral Batab		—		—		—		—		—		572
Integral Kaanab		—		—		—		—		—		313
Integral Poza Rica		—		—		—		—		—		294
Integral Yaxche		—		—		—		—		—		5

Total		4,831		18,599		26,626		27,236		35,945		82,234
Pemex-Refining(5)
Cadereyta		—		—		—		15,198		684		—
Madero		—		—		—		—		—		17,225
Salamanca		—		—		—		—		—		2,600
Tula		—		—		—		—		—		1,621

Total								15,198		684		21,445
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant No. 2		—		890		653		—		—		—
Modular Cryogenic Plants in Reynosa		—		—		—		—		—		734
Total		—		890		653		—		—		734

Total PIDIREGAS Budget	Ps.	4,831	Ps.	19,489	Ps.	27,279	Ps.	42,435	Ps.	36,629	Ps.	104,414

Notes: Numbers may not total due to rounding.

(1)
Amounts based on cash-basis method of accounting.
(2)
Includes capitalized interest during construction period.
(3)
Approved budget.
(4)
The Strategic Gas Program includes 19 different natural gas projects.
(5)
The Cadereyta project of Pemex-Refining was partially accepted at the end of 2001. As of December 31, 2001, the project was certified as 99.31% complete. The Madero project was completed on October 24, 2002, and the Tula project was completed on August 27, 2002. The Salamanca project is expected to be completed in the second half of 2002.

Source: Petróleos Mexicanos

        For 2002, the Mexican Government has approved an additional 24 new PIDIREGAS, 23 of which will be carried out by Pemex-Exploration and Production, and one of which will be carried out by Pemex-Gas and Basic Petrochemicals. The following table sets forth our approved capital expenditures budget for PIDIREGAS for 2002 through 2006.

PIDIREGAS Approved Budget Capital Expenditures

	Year ended December 31,(1)(2)
	2002		2003		2004		2005		2006
	(millions of constant 2002 pesos)
Pemex-Exploration and Production
Cantarell	Ps.	30,709	Ps.	20,778	Ps.	12,215	Ps.	7,392	Ps.	6,914
Burgos		12,500		17,099		14,492		14,128		10,124
Delta del Grijalva		1,469		184		—		—		—
Strategic Gas Program		16,569		17,360		18,047		20,481		5,249
Ku-Maloob-Zaap		3,953		9,279		8,763		5,308		4,315
Antonio J. Bermúdez		1,520		2,170		2,414		2,780		2,630
Jujo-Tecominoacán		1,205		1,197		1,621		934		614
Bellota-Chinchorro		1,074		1,986		1,442		1,015		582
Cactus-Sitio Grande		1,219		1,453		1,347		1,053		580
Abkatún Integral		1,806		2,134		1,459		1,148		1,024
Ek-Balam		589		661		578		468		302
El Golpe-Puerto Ceiba		638		751		640		342		187
Taratunich		465		736		296		265		260
Och-Uech-Kax		660		333		162		115		100
Carmito-Artesa		642		882		712		576		354
Arenque		428		876		678		659		444
Cárdenas		292		540		407		310		117
Amatitlán-Profeta-Tzapotempa-Vinazco(3)		170		476		557		638		675
Ayín-Alux		90		420		1,256		1,865		869
Pol		1,492		1,976		1,182		1,137		1,117
Chuc		1,764		1,942		1,159		1,241		1,401
Agua Fría-Coapechaca-Tajín(3)		377		777		1,060		1,071		349
Caan		1,417		1,145		1,049		939		927
Integral Batab		572		228		90		122		86
Integral Kaanab		313		32		2		2		2
Integral Poza Rica		294		370		310		355		273
Integral Yaxche		5		104		644		288		22

Total		82,234		85,890		72,582		64,630		39,515
Pemex-Refining
Madero		17,225		—		—		—		—
Salamanca		2,600		—		—		—		—
Tula		1,621		—		—		—		—
Minatitlán		—		—		13,488		—		—
Salina Cruz		—		—		—		13,632		—

Total		21,445		—		13,488		13,632		—
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		734		882		—		—		—

Total		734		882		—		—		—
Total PIDIREGAS Budget	Ps.	104,414	Ps.	86,771	Ps.	86,069	Ps.	78,262	Ps.	39,515

Note: Numbers may not total due to rounding.

(1)
Amounts based on cash-basis method of accounting.
(2)
Includes capitalized interest.
(3)
PIDIREGAS relating to the development of the Chicontepec field.

Source: Petróleos Mexicanos

        Non-PIDIREGAS Capital Expenditures.    In addition to the Ps. 36.6 billion spent on PIDIREGAS in 2001, we spent Ps. 32.5 billion in 2001 for other capital expenditures, which represents a 3% increase from the Ps. 31.6 billion in non-PIDIREGAS capital expenditures in 2000. Of the Ps. 32.5 billion in non-PIDIREGAS capital expenditures during 2001, we directed Ps. 21.4 billion (or 66% of total non-PIDIREGAS capital expenditures) to exploration and production programs. In addition to the Ps. 42.4 billion spent on PIDIREGAS in 2000, we spent Ps. 31.6 billion in 2000 for other capital expenditures, which represents a 24% increase from the Ps. 25.5 billion in non-PIDIREGAS capital expenditures in 1999. Of the Ps. 31.6 billion in non-PIDIREGAS capital expenditures during 2000, we directed Ps. 19.4 billion (or 62% of total non-PIDIREGAS capital expenditures) to exploration and production programs. Of the Ps. 25.5 billion and Ps. 31.0 billion in non-PIDIREGAS capital expenditures in 1999 and 1998, respectively, we directed Ps. 14.6 billion (or 57% of total non-PIDIREGAS capital expenditures) and Ps. 19.1 billion (or 62% of total non-PIDIREGAS capital expenditures), respectively, to exploration and production programs.

        Excluding PIDIREGAS expenditures, we have budgeted a total of Ps. 44.8 billion for capital expenditures in 2002. Of this amount, we expect to direct Ps. 27.5 billion (or 61% of total non-PIDIREGAS capital expenditures) to exploration and production programs in 2002.

        Our capital expenditures (excluding PIDIREGAS) for the six years ended December 31, 2001 and budgeted for 2002 and 2003 were distributed and budgeted among the subsidiary entities as follows:

Non-PIDIREGAS Capital Expenditures(1)

	Year ended December 31,
	1996		1997		1998		1999		2000		2001		Budget 2002(3)		Budget 2003(4)
	(in millions of pesos)
Pemex-Exploration and Production	Ps.	16,748	Ps.	19,385	Ps.	19,103	Ps.	14,600	Ps.	19,390	Ps.	21,357	Ps.	27,512	Ps.	35,931
Pemex-Refining		5,035		5,506		7,162		6,608		6,874		6,538		8,942		11,200
Pemex-Gas and Basic Petrochemicals		1,088		3,021		3,334		2,777		3,719		2,676		4,758		6,405
Pemex-Petrochemicals		365		724		1,431		1,214		1,143		1,541		2,704		4,118
Petróleos Mexicanos corporate(2)		782		287		262		319		429		366		834		4,521

Total	Ps.	24,017	Ps.	28,923	Ps.	31,293	Ps.	25,518	Ps.	31,554	Ps.	32,478	Ps.	44,750	Ps.	62,174

Amortization of PIDIREGAS included in total					Ps.	39	Ps.	146	Ps.	2,585	Ps.	5,003	Ps.	11,110	Ps.	15,189

Note: Numbers may not total due to rounding.

(1)
There are no capital expenditures at the subsidiary company level.
(2)
Petróleos Mexicanos corporate consists of the operations of the central management of Petróleos Mexicanos.
(3)
Approved budget.
(4)
Subject to approval by the Mexican Congress. Source: Petróleos Mexicanos

Source: Petróleos Mexicanos

        Our principal objectives for upstream investment are to increase and improve the quality of Mexico's reserves, enhance Pemex-Exploration and Production's recovery ratio and improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations. In 2002, Pemex-Exploration and Production plans to continue its Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term. The 23 new PIDIREGAS primarily focus on the production of Isthmus and Olmeca crude oil, in order to improve the quality of the Mexican mixture of crude oil processed in our refineries and available for export.

        Our downstream investment program seeks to improve the quality of our product selection, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

        In our downstream projects, we are revamping and upgrading some of Pemex-Refining's existing refineries, including the Cadereyta refinery, to produce unleaded gasoline, reduce sulphur levels in fuel oil and diesel, increase production of middle distillates and increase Maya crude oil processing capacity. In order to increase refining capacity and improve product quality, Pemex-Refining recently completed one fluid catalytic units, two reformer plants, four hydro-desulphurization units, one atmospheric distillation unit and one alkylation unit.

BUSINESS OVERVIEW

Overview by Business Segment

  Exploration and Production

        Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. Measured in dollars, we increased our capital investment in exploration and production activities by 14% in 2000 by financing an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, last year our total hydrocarbon production reached a level of approximately 4.0 million barrels of oil equivalent per day. Pemex-Exploration and Production's crude oil production increased by 3.6% from 1999 to 2000, averaging 3,012 thousand barrels per day in 2000. Pemex-Exploration and Production's natural gas production (excluding natural gas liquids) decreased by 2.3% from 1999 to 2000, averaging 4,679 million cubic feet per day in 2000.

  Refining

        Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences a significant demand for its refined products. In 2000, Pemex-Refining's atmospheric distillation refining capacity was approximately 1,560 thousand barrels per day, and production of refined products totaled 1,334 thousand barrels per day. Average refining margins in the United States generally increased in 2000 as a result of strong U.S. demand for refined products resulting in increases in prices of refined products that were relatively greater than the increases in prices of crude oil inputs. In Mexico, by contrast, Pemex-Refining's average refining margin decreased by U.S. $0.66 per barrel, since the increases in prices of crude oil inputs was greater in proportion to the increase in prices of refined products. Due to market conditions in Mexico, Pemex-Refining was unable to pass the crude oil price increases on to its refined products customers.

  Gas and Basic Petrochemicals

        Pemex-Gas and Basic Petrochemicals processes natural gas and natural gas liquids, transports, distributes and sells natural gas and liquefied petroleum gas throughout Mexico and produces and sells several basic petrochemical feedstocks. Pemex-Gas and Basic Petrochemicals' total sour natural gas processing capacity remained constant from 1999 to 2000 at approximately 3,753 million cubic feet per day. Pemex-Gas and Basic Petrochemicals produced 445 thousand barrels per day of natural gas liquids in 2000, a 0.44% decrease from 1999 natural gas liquid production of 447 thousand barrels per day.

  Petrochemicals

        Pemex-Petrochemicals manufactures 39 different petrochemical products, including: (1) methane and its derivatives such as ammonia and methanol; (2) ethane and its derivatives, such as polyethylenes, as well as other olefins; (3) aromatics and their derivatives; (4) propylene and its derivatives; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals' total annual production (excluding ethane and butane gases) decreased by 14.5% in 2000, from 7,991 thousand tons in 1999 to 6,836 thousand tons in 2000.

  International Trading

        In 2000, we sold 1,604 thousand barrels per day of crude oil through our subsidiary, P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"). PEMEX is a major supplier of crude oil to the United States. PMI, P.M.I. Trading Ltd. ("PMI Trading") and their affiliates (together, the "PMI Group") provide PEMEX and a number of independent customers with international trading, distribution and related services. PMI and PMI Trading sell, buy and transport crude oil, refined products and petrochemicals in world markets. The PMI Group also provides related risk management, insurance, transportation and storage services to PEMEX. The PMI Group has offices in Mexico City, Houston and London. The PMI Group's trading volume of sales and imports totaled U.S. $22,075 million in 2000, including U.S. $14,546 million in crude oil sales.

Infrastructure of PEMEX

Exploration and Production

Reserves

        Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Organic Law, Petróleos Mexicanos and the subsidiary entities, except for Pemex-Petrochemicals, have the exclusive right to produce, not own, these reserves, and sell the production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

        Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico's proved reserves are estimated by Pemex-Exploration and Production's technical staff.

        Pemex-Exploration and Production estimates Mexico's reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by:

  •
  experience in the area;

  •
  stage of development;

  •
  quality and completeness of basic data; and

  •
  production and pressure histories.

        The reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the date of an estimate may justify revision of an estimate.

        Mexico's total proved developed and undeveloped reserves of crude oil and condensates decreased by 0.5% in 1999, from 21.6 billion barrels of oil equivalent at December 31, 1998 to 21.5 billion barrels of oil equivalent at December 31, 1999, and decreased by 6.2% in 2000 to 20.2 billion barrels of oil equivalent at December 31, 2000. Mexico's dry gas reserves increased by 8.3%, from 17.1 trillion cubic feet at December 31, 1998 to 18.5 trillion cubic feet at December 31, 1999, and decreased by 6.0% in 2000 to 17.4 trillion cubic feet at December 31, 2000.

        The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico's proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	1998	1999	2000
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	22,410	21,638	21,519
Revisions	425	775	(180)
Extensions and discoveries(2)	84	311	91
Production	(1,281)	(1,205)	(1,244)

At December 31	21,638	21,519	20,186

Proved developed reserves at December 31	12,056	11,414	12,312

Note: Numbers may not total due to rounding.

(1)
Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.
(2)
Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	1998	1999	2000
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	18,328	17,054	18,471
Revisions	(414)	2,427	3
Extensions and discoveries(1)	224	176	58
Production(2)	(1,084)	(1,186)	(1,167)

At December 31	17,054	18,471	17,365

Proved developed reserves at December 31	9,699	11,127	9,713

Note: Numbers may not total due to rounding.

(1)
Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
(2)
Natural gas production reported in other tables refers to wet, sour gas. There is shrinkage when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

        The following table sets forth the number of proved developed and undeveloped reserves, the number of producing wells, and the number of proved undeveloped locations for the fields that contain over 85% of Mexico's proved reserves, as of December 31, 2000.

Field	Proved Reserves	Developed Reserves	Undeveloped Reserves	Producing Wells	Undeveloped Locations
	(in millions of barrels of crude oil equivalent)
Akal	9,887.2	6,667.5	3,219.7	168	65
Samaria	1,320.8	947.6	373.2	44	14
Jujo-Tecominoacán	1,304.9	898.6	406.3	47	18
Maloob	696.9	63.9	633.1	9	22
Iride	672.5	419.6	252.8	17	12
Chicontepec	669.0	50.5	618.5	459	1,408
Zaap	545.6	64.6	481.0	5	29
Cunduacán	499.6	210.9	288.7	15	11
Ku	441.8	204.5	237.4	28	27
Sihil	421.8	0.0	421.8	0	13
Caan	367.7	284.6	83.1	29	1
Chuc	328.6	296.2	32.4	18	6
Oxiacaque	270.4	160.5	109.9	9	4
Cárdenas	261.0	235.3	25.7	19	1
Sinán	241.0	0.0	241.0	0	22
Muspac	229.7	229.7	0.0	20	7
Poza Rica	214.7	209.0	5.8	173	20
Paredón	212.2	212.2	0.0	9	0
Ayín	189.1	0.0	189.1	0	13
Cactus	151.8	120.0	31.8	19	9
Abkatún	147.5	145.9	1.6	23	2
Culebra	138.9	68.0	70.9	217	100
Balam	123.9	113.3	10.6	7	2
Sen	113.6	97.4	16.2	11	3
Nohoch	100.9	98.4	2.5	5	0
Pol	96.3	96.3	0.0	16	0
Kutz	93.4	0.0	93.4	0	0
Caparroso-Pijije-Escuintle	80.4	80.4	0.0	12	0
Luna-Palapa	71.5	50.5	21.0	13	3
Cuitláhuac	59.1	39.3	19.8	111	11
Chac	48.2	48.2	0.0	3	0
Arcos	46.6	26.8	19.7	86	19
Arcabuz	45.1	22.6	22.5	83	10
Lum	42.1	0.0	42.1	0	3
Ek	40.9	40.9	0.0	1	0
Ixtoc	39.0	39.0	0.0	2	0
Bacab	27.1	27.1	0.0	3	0
Platanal	26.7	18.7	8.1	2	1
Escarbado	24.3	24.3	0.0	1	1
Tizón	9.2	9.2	0.0	2	0
Carrizo	5.0	5.0	0.0	7	0
Total	20,306.0	12,326.3	7,979.7	1,693	1,857
Mexico's proved reserves	23,525.4	14,180.3	9,345.1
Percentage	86%	87%	85%

Source: Pemex-Exploration and Production

  Exploration and Drilling

        We seek to identify new oil reservoirs through our exploration program in order to maintain an adequate level of reserves. From 1990 through 2000, we completed 1,580 exploration and development wells. During 2000, the average success rate for exploration wells was 57%, and the average success rate for development wells was 95%. From 1996 to 2000, we discovered nine new crude oil fields and 14 new natural gas fields, bringing the total number of our crude oil and natural gas fields in production to 299 at the end of 2000.

        While most of our offshore production in the Gulf of Mexico occurs in waters less than 100 meters deep, the 2000 exploration program included exploration of regions located in deeper waters. Our most productive crude oil and natural gas fields in the Gulf of Mexico are Cantarell, Ku and Zaap in the Northeast Marine region and Caan, Abkatun and Chuc in the Southwest Marine region. The Cantarell field, for example, produced 1,420 thousand barrels per day of crude oil in 2000 or 47.1% of our total 2000 crude oil production and 551 million cubic feet per day of natural gas in 2000 or 11.8% of our total 2000 production of natural gas.

        The following table summarizes our drilling activity for the five years ended December 31, 2000.

	Year Ended December 31,
	1996	1997	1998	1999	2000
Wells drilled	118	130	233	234	285
Wells completed	114	121	203	234	247
Exploratory wells	10	10	21	22	37
Success rate %	60	70	62	41	57
Development wells	104	111	182	212	210
Success rate %	95	96	98	91	95
Producing wells at end of period	4,718	4,663	4,551	4,269	4,363
Marine Region	333	354	336	302	336
Southern Region	1,357	1,323	1,260	1,125	1,097
Northern Region	3,028	2,986	2,955	2,842	2,930
Fields in production	347	339	324	313	299
Marine Region	19	19	19	19	18
Southern Region	102	106	105	106	104
Northern Region	226	214	200	188	177
Drilling Rigs	39	48	60	42	43
Kilometers drilled	459	527	728	706	782
Average depth by well (meters)	3,730	3,507	3,907	3,062	2,838
Discovered Fields	1	—	6	5	6
Crude Oil	1	—	2	—	—
Natural gas	—	—	4	5	6
Oil and gas output by well (barrels per day)	818	852	897	920	920

Source: Pemex-Exploration and Production

        The following table sets forth our lifting costs (the average amount in U.S. dollars that it costs us to extract a barrel of oil equivalent) for each of the last three years.

Average Lifting Costs Year Ended December 31,
1998	1999	2000
(U.S. dollars per barrel)
$2.38	$2.21	$2.97

Source: Pemex-Exploration and Production

  New Discoveries

        During the year 2000, we discovered new sources of crude oil and natural gas reserves in the Southeast Marine region, the Northeast Marine region, the Burgos fields of Northern Mexico and the Southern Region. The new discoveries yielded a total of 101.9 million barrels of crude oil equivalent reserves.

        In the Northeast Marine region, drilling of the Cantarell 3068 well led to the addition of 88.0 million barrels of crude oil equivalent proved reserves. The addition of these reserves resulted from a reclassification of 75.5 million barrels of crude oil equivalent reserves from probable to proved reserves and the discovery of 12.5 million barrels of crude oil equivalent reserves in a new reservoir. The total proved natural gas reserves added by the Cantarell 3068 well were 28.6 billion cubic feet of natural gas. In addition, the drilling of wells in Burgos led to the addition of 31.0 billion cubic feet of proved natural gas reserves.

  Investment in Exploration and Production

        In 2001, we invested Ps. 57,302 million in exploration and production, as compared to Ps. 46,626 million in 2000, representing a 22.9% increase in investment in exploration and production. An important component of our investment budget consists of projects financed under the Mexican Government's program for PIDIREGAS. In 2001, Pemex-Exploration and Production's PIDIREGAS investments totaled approximately Ps. 35,945 million, consisting of Ps. 25,867 million in investments in the Cantarell fields, Ps. 7,018 million for development of the Burgos natural gas fields, Ps. 1,466 million in the Delta del Grijalva project and Ps. 1,594 million in the Strategic Gas Program. In 2000, Pemex-Exploration and Production's PIDIREGAS investments totaled approximately Ps. 27,236 million, consisting of Ps. 20,210 million in investments in the Cantarell fields, Ps. 5,596 million for development of the Burgos natural gas fields and Ps. 1,431 million in the Delta del Grijalva project. These PIDIREGAS are described below.

        Cantarell.    Pemex-Exploration and Production invested Ps. 12,979 million in 1998, Ps. 18,337 million in 1999, Ps. 20,210 million in 2000 and Ps. 25,867 million in 2001 in the development of the Cantarell reservoirs in the Marine region. For 2002, we have budgeted Ps. 30,709 million for Cantarell investments. By the end of 2002, we expect our investments in the Cantarell project to total approximately U.S. $11.6 billion.

        On October 10, 1997, we awarded to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell oil and natural gas field. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant will cost an estimated Ps. 10,131 million. Pursuant to the terms of the agreement, the consortium has legal ownership of the plant, and Pemex-Exploration and Production has committed to buy from the consortium 1.2 billion cubic feet per day of nitrogen for a period of 15 years. The plant began operations in 2000, and is not yet working at full capacity. During 2000 and 2001, Pemex-Exploration and Production paid approximately U.S. $81 million and U.S. $186 million, respectively, under this contract for a total volume of approximately 146.3 billion cubic feet and 390.8 billion cubic feet of nitrogen, respectively. We expect this project to increase our crude oil recovery rates by injecting nitrogen into the Cantarell reservoirs, which should help maintain pressure during crude oil extraction. By maintaining favorable crude oil recovery rates at Cantarell, we expect that the injection program will yield long-term benefits, including an increase in exploitable hydrocarbon reserves at Cantarell.

        Pemex-Exploration and Production is a party to a nitrogen supply agreement relating to the Cantarell project. This agreement expires in 2015. As of June 2001, the amount of the nitrogen to be supplied during the remaining life of the agreement amounted to approximately 1,200 million cubic feet per day. In the event that the agreement is rescinded due to a cause imputed to us, we will be obligated under the agreement to purchase the nitrogen production plant, the estimated value of which is approximately Ps. 8,310 million.

        Burgos.    In 1997, Pemex-Exploration and Production initiated a 15-year, U.S. $5.7 billion project to develop the Burgos natural gas fields in Northern Mexico, which accounted for 11% of our total natural gas production in 1997. We expect that the Burgos project will better enable us to meet increasing domestic demand for natural gas and thereby reduce our imports of natural gas in the future. Three major turn-key contracts worth U.S. $108 million, U.S. $96.4 million and U.S. $71 million have been awarded to Dowell-Schlumberger México, Industrial Perforadora de Campeche and Halliburton International Inc., respectively, for this project. Exploratory activities and field reentrance and maintenance activities in the Burgos region increased estimated reserves by 66.8 million barrels of oil equivalent in 1998 and decreased estimated reserves by 24.4 million barrels of oil equivalent in 1999. We invested Ps. 4,826 million in 1998, Ps. 7,307 million in 1999, Ps. 5,596 million in 2000 and Ps. 7,018 million in 2001 in the Burgos project. For 2002, we anticipate that our investments in this project will amount to Ps. 12,500 million and that our total accumulated investments will reach approximately U.S. $4.1 billion.

        Delta del Grijalva.    In 1998, Pemex-Exploration and Production initiated a 15-year, U.S. $600 million investment project named Delta del Grijalva, which represents the continuation of development and optimization of a group of fields in the state of Tabasco in southeastern Mexico. These fields produce Olmeca light crude oil, which is the highest value crude oil that PMI sells in international markets on behalf of PEMEX. We invested Ps. 795 million in 1998, Ps. 982 million in 1999, Ps. 1,431 million in 2000 and Ps. 1,466 million in 2001 in the Delta del Grijalva project. In 2002, we expect to invest Ps. 1,469 million in this project, bringing our total investment in Delta del Grijalva to U.S. $642 million.

        Strategic Gas Program.    In 2001, Pemex-Exploration and Production initiated a nine-year, U.S. $8,105 million investment project named the Strategic Gas Program. The purpose of the program is to increase the supply of natural gas and develop a reserve that would satisfy the domestic demand for natural gas, thereby reducing future reliance on imports. Field development and optimization of production will represent 39% of investments, with the goal of increasing the production of natural gas to 883 million cubic feet per day by 2007. Exploration activities will represent 49% of investments with the goal of increasing proved reserves of oil equivalent in the nineteen different natural gas projects by 2,412 million barrels per year, from current levels. Finally, development of newly discovered fields will represent 12% of the investment amount. In 2001, total investment for the program was U.S. $283 million and average production was 19 million cubic feet per day of natural gas.

        Non-PIDIREGAS Investments.    In addition to PIDIREGAS investments, Pemex-Exploration and Production invested Ps. 21,357 million in 2001 in other capital investments, as compared to Ps. 19,390 million in 2000. Of the Ps. 21,357 million in other capital investments in 2001, 81% was invested in general operating improvements and 19% was invested in strategic projects consisting of Ps. 1,385 million in oil and gas exploration and Ps. 2,764 million in general field development and facilities. Of the Ps. 19,390 million in other capital investments in 2000, 85% was invested in general operating improvements and 15% was invested in strategic projects consisting of Ps. 1,047 million in oil and gas exploration and Ps. 1,789 million in general field development and facilities.

        2002 Exploration and Production Investment Budget.    For 2002, Pemex-Exploration and Production anticipates investing Ps. 27,512 million, excluding PIDIREGAS expenditures. Approximately 9% of this amount is to be allocated to investments in projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1997 to 2001. The remaining 91% will be allocated to operating projects as well as to projects relating to maintenance facilities, industrial safety and environmental matters. In addition to these non-PIDIREGAS investments, the 2002 budget includes 23 new PIDIREGAS strategic exploration and production projects for a total PIDIREGAS budget for 2002 of approximately Ps. 82,234 million. This amount includes Ps. 30,709 million for Cantarell, Ps. 12,500 million for Burgos, Ps. 16,569 million for the Strategic Gas Program, Ps. 1,469 million for Delta del Grijalva and Ps. 20,987 million for the 23 new PIDIREGAS.

  Multiple Services Contracts

        In December 2001, we announced our Multiple Services Contracts program to provide financing for the development and exploitation of certain hydrocarbon reserves. The goal of the program is to increase the supply of natural gas in Mexico through a transparent process that permits contracts under the program to be executed quickly. Under this program, we will, in consultation with private sector companies, develop a generic model services contract and solicit bids from a variety of contractors for the performance of various high-technology services including seismic reservoir characterization, implementation of new well logging technology and other high-technology methods of enhancing well performance and analysis. We published the generic model services contract in June 2002 and expect to begin to solicit bids in the first half of 2003.

  Crude Oil Production

        In 2000, we produced an average of 3,012 thousand barrels per day of crude oil, which was 106 thousand barrels per day (3.6%) greater than our average daily production in 1999. This increase was due to increased export volumes resulting from Mexico's decision to increase oil exports, following OPEC's agreements in March and June of 2000 to increase oil exports. See "—Trade Regulations and Export Agreements" below.

        Crude oil can be classified by sulphur content. "Sour" crudes contain 3.4% or greater sulphur content by weight and "sweet" crudes contain less than 1.0% sulphur content by weight. Most of our production is classified as sour crudes. The fact that we produce mostly sour crude oils affects our sales. See "—Crude Oil Sales" below.

        Pemex-Exploration and Production produces four types of crude oil:

  •
  Maya, a heavy crude oil;

  •
  Altamira, a heavy crude oil;

  •
  Isthmus, a light crude oil; and

  •
  Olmeca, a very light crude oil.

        Most of Pemex-Exploration and Production's production consists of Isthmus and Maya crude oil. In 2000, 58.9% of Pemex-Exploration and Production's total production of crude oil consisted of heavy crudes and 41.1% consisted of light and very light crudes. The Marine region yields mostly heavy crude oil (57.5% of overall production), although significant volumes of light crude oil are also produced (21.7% of overall production). The Southern region yields mainly light and very light crudes (together,

18.2% of overall production), whereas the Northern region yields mostly heavy crude oil (together, 2.6% of overall production).

        The following table sets forth our annual crude oil production rates for the five years ended December 31, 2000.

	Year Ended December 31,
						2000 vs. 1999
	1996	1997	1998	1999	2000
	(in thousands of barrels per day)					(%)
Marine region
Heavy crude oil	1,314.6	1,511.0	1,605.4	1,516.3	1,730.5	14.1
Light crude oil	817.5	788.1	751.8	721.5	654.4	(9.3)

Total	2,132.1	2,299.1	2,357.2	2,237.8	2,384.9	6.6
Southern region
Heavy crude oil	1.0	0.6	0.2	—	—
Light crude oil	628.9	626.3	620.6	587.2	549.6	(6.4)

Total	629.9	626.9	620.8	587.2	549.6	(6.4)
Northern region
Heavy crude oil	55.0	55.5	53.3	47.2	43.7	(7.4)
Light crude oil	41.3	40.8	39.1	33.9	33.7	(0.6)

Total	96.3	96.3	92.4	81.1	77.5	(4.4)
Total heavy crude oil	1,370.6	1,567.1	1,658.9	1,563.5	1,774.3	13.5
Total light crude oil	1,487.7	1,455.2	1,411.5	1,342.6	1,237.7	(7.8)

Total crude oil	2,858.3	3,022.2	3,070.5	2,906.0	3,012.0	3.6

Note: Numbers may not total due to rounding.
 Source: Pemex-Exploration and Production.

        In 2000, the Marine region's offshore facilities, which are located in the Campeche Sound in the Gulf of Mexico, produced approximately 79% of Mexico's crude oil. Approximately 18% of crude oil production came from onshore facilities in the Southern region. Inland facilities in the Northern region accounted for the remaining 3% of total crude oil production. Due to the high productivity of certain wells, 15 fields accounted for 84.1% of Mexico's crude oil production in 2000.

        The Marine region is an area of approximately 21,000 square kilometers in the Campeche Sound in the Gulf of Mexico. Our production area covers 9,000 square kilometers of the Marine region. We began geophysical operations in this region in 1972, commenced drilling in 1974 and began production in June 1979. In 2000, the average production level for this region was 2,385 thousand barrels per day. The Marine region's oil fields are less than 100 meters below sea level and have an average well depth of 3,500 meters.

        The Southern region covers an area of approximately 23,000 square kilometers, with our production area in this region comprising 9,000 square kilometers in the states of Chiapas and Tabasco. In 2000, production in the Southern region totaled 550 thousand barrels per day. This production area included 104 oil fields with an average well depth of 5,500 meters.

        The Northern region covers an area of approximately 2 million square kilometers, with our production area in this region located in the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and the continental platform in the Gulf of Mexico. In 2000, production in the

Northern region totaled 77 thousand barrels of crude oil per day and 1,151 million cubic feet of natural gas per day. This production area included 177 oil fields with an average well depth of 2,100 meters.

  Production by Fields

        We conduct exploration, production, and development activities in fields throughout Mexico. Mexico's main fields are described below.

        Cantarell Complex.    Cantarell is located on the continental shelf of the Gulf of Mexico and is the eighth largest petroleum complex of fields in the world in terms of proved reserves. It consists of the Akal, Chac, Kutz and Nohoch fields, which extend over an area of 162 square kilometers. As of December 31, 2000, there were a total of 333 wells drilled, 176 of which were producing. During 2000, the complex produced an average of 1.43 million barrels of crude oil and 550.7 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 7.9 billion barrels of crude oil and 3.3 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 9,016.1 billion barrels of crude oil and 4.4 trillion cubic feet of natural gas. Total proved reserves were 10.1 billion barrels of crude oil equivalent, of which 6.8 billion were developed.

        Burgos Project.    The Burgos fields of Northern Mexico produced an average of 1 billion cubic feet of natural gas per day in 2000. This complex of fields is the largest producer of non-associated gas in Mexico. The most important producers are the Arcabuz-Culebra, Arcos and Cuitláhuac fields.

  •
  Arcabuz-Culebra.    This field covers an area of 380 square kilometers. As of December 31, 2000, there were a total of 428 wells drilled, 300 of which were producing. During 2000, the field produced an average of 413.9 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 867.7 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 908.9 billion cubic feet of natural gas, of which 456.9 billion were developed.

  •
  Arcos.    This field covers an area of 45 square kilometers. As of December 31, 2000, there were a total of 104 wells drilled, 86 of which were producing. During 2000, the field produced an average of 198.9 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 269.8 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 248.6 billion cubic feet of natural gas, of which 143.2 billion were developed.

  •
  Cuitláhuac.    This field covers an area of 190 square kilometers. As of December 31, 2000, there were a total of 178 wells drilled, 111 of which were producing. During 2000, the field produced an average of 121.9 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 233.1 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 290.1 billion cubic feet of natural gas, of which 193.1 billion were developed.

        Delta del Grijalva Project.    In terms of production, this project is the third most important in the Southern region. It includes the fields of Caparroso-Escuintle-Pijije, Escarbado, Luna-Palapa, Sen and Tizón. During 2000, the fields produced an average of 68.8 thousand barrels of crude oil and 259.3 million cubic feet of natural gas per day. The most important producers are Caparroso-Pijije-Escuintle, Luna-Palapa and Sen.

  •
  Caparroso-Pijije-Escuintle.    This field covers an area of 16.6 square kilometers. As of December 31, 2000, there were a total of 31 wells drilled, 12 of which were producing. During 2000, the field produced an average of 17.2 thousand barrels of crude oil and 51 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 81.6 million barrels of crude oil and 233.1 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 45.3 million barrels of crude oil and 143.3 billion cubic feet of natural gas. Total proved reserves were 80.4 million barrels of crude oil equivalent, all of which were developed.

  •
  Luna-Palapa.    This field covers an area of 17 square kilometers. As of December 31, 2000, there were a total of 37 wells drilled, 13 of which were producing. During 2000, the field produced an average of 18.7 thousand barrels of crude oil and 111 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 98.9 million barrels of crude oil and 535 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 30 million barrels of crude oil and 170.8 billion cubic feet of natural gas. Total proved reserves were 71.5 million barrels of crude oil equivalent, of which 50.5 million were developed.

  •
  Sen.    This field covers an area of 41 square kilometers. As of December 31, 2000, there were a total of 25 wells drilled, 11 of which were producing. During 2000, the field produced an average of 29.7 thousand barrels of crude oil and 86.4 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 141.7 million barrels of crude oil and 386.9 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 65.8 million barrels of crude oil and 195.8 billion cubic feet of natural gas. Total proved reserves were 113.6 million barrels of crude oil equivalent, of which 97.4 million were developed.

        Antonio J. Bermúdez Complex.    This complex of fields is the largest crude oil producer in the Southern region and the fourth largest in Mexico. It consists of the Samaria, Cunduacan, Oxiacaque, Iride, Platanal and Carrizo fields, and covers an area of 192 square kilometers. As of December 31, 2000, there were a total of 379 wells drilled, 94 of which were producing. During 2000, the complex produced an average of 167.2 thousand barrels of crude oil and 268.5 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 2.4 billion barrels of crude oil and 3.1 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 1.9 billion barrels of crude oil and 3.6 trillion cubic feet of natural gas. Total proved reserves were 2.8 billion barrels of crude oil equivalent, of which 1.7 billion were developed.

        Jujo-Tecominoacán Field.    This field is the second largest crude oil producer in the Southern region and the eighth largest producer in Mexico, and covers an area of 74 square kilometers. As of December 31, 2000, there were a total of 100 wells drilled, 47 of which were producing. During 2000, the field produced an average of 92.7 thousand barrels of crude oil and 121.4 million cubic feet of natural gas per day. As of December 31, 2000 cumulative production was 880 million barrels of crude oil and 1.1 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 841.3 million barrels of crude oil and 1.8 trillion cubic feet of natural gas. Total proved reserves were 1.3 billion barrels of crude oil equivalent, of which 898.6 million were developed.

        Muspac Field.    Muspac is the most important gas producer in the Southern region and the fifth most important in the country, covering an area of 17 square kilometers. As of December 31, 2000, there were a total of 24 wells drilled, 20 of which were producing. During 2000, the field produced an average of 7.4 thousand barrels of crude oil and 215.8 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 85 million barrels of crude oil and 1,206.2 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 25.2 million barrels of crude oil and 817 billion cubic feet of natural gas, all of which were developed.

        Abkatún-Pol-Chuc Complex.    This area is made up of three fields in the Southwestern offshore region which extend over an area of 198 square kilometers. As of December 31, 2000, there were a total of 188 wells drilled, 35 of which were injectors. Currently, there are 57 producing wells. During 2000, the complex produced an average of 321.7 thousand barrels of crude oil and 335.8 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 3.5 billion barrels of crude oil and 3,084.6 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 465.0 million barrels of crude oil and 455.8 billion cubic feet of natural gas. Total proved reserves were 572.4 million barrels of crude oil equivalent, of which 538.4 million were developed.

        Caan Field.    This field is located in the Southwestern offshore region, and covers an area of 46 square kilometers. As of December 31, 2000, there were a total of 41 wells drilled, 29 of which were producing. During 2000, the field produced an average of 181.5 thousand barrels of crude oil and 278 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 525.5 million barrels of crude oil and 899.4 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 237 million barrels of crude oil and 559.2 billion cubic feet of natural gas. Total proved reserves were 367.7 million barrels of crude oil equivalent, of which 284.6 million were developed.

        Ku-Maloob-Zaap Complex.    This complex of fields is located off the coast of Campeche in Mexican territorial waters in the Gulf of Mexico. This is Mexico's fourth most important complex of fields in terms of total remaining hydrocarbon reserves. It is composed of the Ku, Maloob and Zaap fields, and extends over an area of 121 square kilometers. As of December 31, 2000, there were a total of 61 wells drilled, 42 of which were producing. During 2000, this complex produced an average of 284.6 thousand barrels of crude oil and 168.2 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 1.5 million barrels of crude oil and 795.2 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 1.4 billion barrels of crude oil and 0.95 trillion cubic feet of natural gas. Total proved reserves were 1.7 billion barrels of crude oil equivalent, of which 332.9 million were developed.

        Ek and Balam Fields.    This complex of fields is located off the coast of Campeche in Mexican territorial waters in the Gulf of Mexico. It is made up of two fields extending over an area of 43 square kilometers. As of December 31, 2000, there were a total of 35 wells drilled, 8 of which were producing. During 2000, the fields produced an average of 20.76 thousand barrels of crude oil and 4.97 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 95.4 million barrels of crude oil and 23.5 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 155.0 million barrels of crude oil and 37.9 billion cubic feet of natural gas. Total proved reserves were 164.9 million barrels of crude oil equivalent, of which 154.3 million were developed.

        Paleocanal de Chicontepec.    This complex of fields is part of the northern region of our operations and is divided into twenty-nine areas, which extend over an area of 3,731 square kilometers. As of December 31, 2000, there were a total of 1,138 wells drilled, 459 of which were producing. During 2000, Chicontepec produced an average of 8.4 thousand barrels of crude oil and 19.2 million cubic feet of natural gas per day. As of December 31, 2000, cumulative production was 108.2 million barrels of crude oil and 187.9 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 483 million barrels of crude oil and 1,048 billion cubic feet of natural gas. Total proved reserves were 669 million barrels of crude oil equivalent, of which 50.5 million were developed.

  Pipelines

        The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2000, this pipeline network consisted of approximately 28,285 kilometers of pipe, of which 2,537 kilometers were located in the Marine region, 12,085 kilometers were located in the Southern region and 13,663 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see "—Transportation and Distribution" below.

  Crude Oil Sales

        During 2000, domestic consumption of crude oil amounted to approximately 1,367 thousand barrels per day, which represented 45% of our total crude oil production. Through PMI's activities, we sold the remainder of our crude oil production abroad. See "—International Trading" below. Maya crude oil accounted for 68% of exported crude oil volume sold by PMI in 2000, but only 31% of domestic consumption.

        The following table sets forth crude oil distribution.

Crude Oil Distribution

	At December 31,
						2000 vs. 1999
	1996	1997	1998	1999	2000
	(in thousands of barrels per day)					(%)
Production	2,858.3	3,022.2	3,070.5	2,906.0	3,012.0	3.6
Distribution
Refineries	1,068.9	1,072.6	1,154.5	1,189.2	1,230.6	3.5
Petrochemicals	207.4	194.3	163.4	149.6	136.0	(9.1)
Exports(1)	1,552.3	1,730.5	1,738.0	1,551.2	1,619.8	4.4

Total	2,828.7	2,997.3	3,055.8	2,890.0	2,986.4	3.3

Stock changes, statistical differences	29.7	24.9	14.6	16.1	25.6	58.7

Note:  Numbers may not total due to rounding.

(1)
Includes barrels of crude oil held in inventories designated for export as well as crude oil sold to the U.S. Department of Energy Strategic Petroleum Reserve (the "SPR") in the 1980s, which PEMEX recovered in August 1998 as part of an unrelated swap arrangement with the SPR. Although PEMEX obtained rights to the crude oil in August 1998, the crude oil was held in the SPR until December 1999. These exports are included in PEMEX's 1999 and 2000 export figures.

Source: Pemex-Exploration and Production.

        Because of its higher sulphur content, Maya crude oil requires extra processing and has lower refining yields than do more valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Because of this, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. In addition, because of this price difference, we must continue to support the export value of sour crude oil such as our Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil in less efficient refining complex configurations. We may do this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers agree to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil.

Refining

  Refining Processes and Capacity

        Pemex-Refining's production processes include the following:

  •
  Atmospheric distillation.    This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, kerosene, jet fuel, diesel, atmospheric gas oil and atmospheric reduced crude oil.

  •
  Vacuum distillation.    This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil, which is produced by boiling crude oil.

  •
  Cracking.    This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

  •
  Visbreaking.    This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

  •
  Reforming processes.    These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-Refining uses reforming processes to convert low-octane gasoline into higher-octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher-octane products.

  •
  Hydrotreatment or resid hydrocracking.    This process uses a catalyst and hydrogen at high temperature and pressure to remove sulphur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

  •
  Alkylation and isomerization.    This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulphuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

  •
  Natural gas liquid fractionation.    These processing methods heat natural gas liquids in a fractionating tower, which is a tall cylindrical refining vessel. The heating first drives off light ends and gases, followed by progressively heavier molecular fractions or cuts. Cooling processes then condense those fractions or cuts. As of 1998, Pemex-Refining no longer uses this production process.

        These production processes together constitute Pemex-Refining's production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	1996	1997	1998	1999	2000
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,520.0	1,525.0	1,525.0	1,525.0	1,559.0
Vacuum distillation	761.7	761.7	757.1	757.1	774.8
Catalytic and thermal cracking	377.0	368.0	368.0	368.0	375.0
Visbreaking	141.0	141.0	141.0	141.0	141.0
Reforming	227.8	227.8	226.0	226.0	268.8
Hydrotreatment	698.0	698.0	748.0	748.0	808.0
Alkylation and isomerization	32.1	113.0	120.7	120.7	109.0
Natural gas liquid fractionation(1)	71.0	71.0	—	—	—

(1)
Propane, butanes and naphthas.

Source: Base de Datos Institucional (Pemex BDI)

        At the end of 2000, Pemex-Refining owned and operated six refineries, Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula, and one topping unit located in the petrochemical complex of La Cangrejera. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulphurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2000, our refineries processed 1,227 thousand barrels per day of crude oil (126 thousand barrels at Cadereyta, 149 thousand barrels at Madero, 172 thousand barrels at Minatitlán, 186 thousand barrels at Salamanca,

298 thousand barrels at Salina Cruz and 296 thousand barrels at Tula), which consisted of 776 thousand barrels per day of Olmeca and Isthmus crude oil and 451 thousand barrels per day of Maya crude oil. For the location of each of these facilities, see "—Overview by Business Segment—Infrastructure of PEMEX."

        Since 1993, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V., we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas. Under the Deer Park Limited Partnership agreement, P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company each provides 50% of the refinery's crude oil input and owns 50% of the refinery's output. The partnership completed a substantial upgrading program in mid-1995 to enable it to process Maya crude oil. PEMEX and Shell Oil Company completed an expansion project at the Deer Park Refinery in April 2001 thereby increasing the capacity of the refinery by 60 thousand barrels per day to 340 thousand barrels per day. The expansion project includes an expansion of the refinery's existing coking unit, a new sulphur plant and upgrades to the crude distillation, distillates hydrotreating and hydrocracking units.

  Production

        Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined oil and natural gas products. Pemex-Refining produced 1,246 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2000, a decrease of 3.0% from 1999 levels.

        The following table sets forth, by category, Pemex-Refining's production of refined products from 1996 through 2000.

Pemex-Refining Production

	Year Ended December 31,
						2000 vs. 1999
	1996	1997	1998	1999	2000
		(in thousands of barrels per day)				(%)
Refinery runs
Crude oil	1,266.9	1,242.3	1,283.0	1,228.0	1,227.4	(0.1)
Liquids	15.9	0.2	0.0	0.0	0.0	0.0

Total	1,282.8	1,242.5	1,283.0	1,228.0	1,227.4	(0.1)

Refined Products
Liquefied petroleum gas	62.3	38.3	28.8	31.0	24.9	(19.7)
Gasoline
Nova (leaded)/Base(1)	199.4	102.8	52.5	46.5	27.9	(40.0)
Pemex Magna	214.7	282.5	347.9	346.6	346.0	0.0
Pemex Premium	0.4	1.1	9.7	11.2	17.9	59.8
Others	2.0	1.9	1.8	1.6	1.2	(25.0)

Total	416.5	388.3	411.9	405.9	393.0	(3.2)
Kerosenes
Jet fuel	61.7	56.0	57.1	57.8	55.3	(4.3)
Other kerosenes	7.0	3.1	1.9	0.8	0.3	(62.5)

Total	68.7	59.1	59.0	58.6	55.6	(5.1)
Diesel
Pemex Diesel	207.5	242.2	250.7	248.4	254.5	(1.2)
Low sulphur diesel	56.1	22.8	23.0	6.9	1.2	(82.6)
Others	6.0	10.4	16.3	16.6	9.7	(41.6)

Total	269.6	275.4	290.0	271.9	265.4	(2.4)
Fuel oil	418.0	426.2	445.8	427.9	422.6	(1.2)
Other refined products
Industrial gas oil	4.9	4.6	5.7	3.8	2.4	(36.8)
Asphalts	23.3	25.8	29.7	30.3	31.1	2.6
Lubricants	6.7	5.6	5.4	8.3	6.0	(27.7)
Paraffins	1.9	1.7	1.8	1.9	1.3	(31.6)
Still gas	46.4	49.6	49.2	43.3	41.8	(3.5)
Other refined products(2)	5.4	1.1	1.7	1.5	1.9	26.7

Total	88.6	88.4	93.5	89.0	84.5	(5.1)

Total refined products	1,323.7	1,275.7	1,329.0	1,284.4	1,246.0	(3.0)

Note:  Numbers may not total due to rounding.

(1)
For 1996 and 1997, figures refers to Nova (leaded) only. As of 1998, data refers to production of base gasoline only.
(2)
Includes aeroflex 1-2, coke and furfural extract.

Source: Pemex BDI.

        Fuel oil, automotive gasoline and diesels represented the bulk of Pemex-Refining's production. In 2000, fuel oil represented 34%, automotive gasoline represented 32% and diesels represented 21% of total refined product production. Jet fuel represented 4% and liquefied petroleum gas represented 2% of total production of refined products in 2000. The remainder of Pemex-Refining's production consisted of a variety of other refined products.

        As a result of our strategy of investing in technology to improve the quality of our fuels, over the past few years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) in relation to leaded gasoline. The share of unleaded gasoline as a percentage of our total automotive gasoline production has increased from 73% in 1997 to 100% since 1998. We also introduced new environmentally sound products such as Pemex Diesel, with 0.05% sulphur content. The share of Pemex Diesel as a percentage of total diesel produced by Pemex-Refining has increased from 77% in 1996 to 96% in 2000. We have also promoted liquefied petroleum gas as an environmentally sound substitute fuel for gasoline in motor vehicles.

  Domestic Sales

        We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

        Over the five years ended December 31, 2000, the value of Pemex-Refining's domestic sales of refined products was as follows:

Value of Domestic Sales(1)

	Year Ended December 31,
											2000 vs. 1999
	1996		1997		1998		1999		2000
	(in millions of pesos)										(%)
Oil Products
Gasoline
Nova (leaded)(2)	Ps.	14,434.0	Ps.	6,469.3	Ps.	0.0	Ps.	0.0	Ps.	0.0	0.0
Pemex Magna		24,651.9		35,710.8		36,426.3		40,946.8		65,334.6	60.4
Pemex Premium		168.4		1,213.5		3,012.5		4,793.6		9,584.4	100.0
Aviation fuels		80.4		90.7		98.9		115.3		113.0	(2.0)
Others		142.3		161.6		132.5		124.7		152.1	22.0

Total		39,477.0		43,645.9		39,670.2		45,980.3		75,184.0	63.5
Kerosenes
Jet fuel		3,087.3		3,232.7		2,856.4		3,800.2		6,681.6	75.8
Other kerosenes		188.4		97.9		80.8		99.7		99.3	0.0

Total		3,275.8		3,330.6		2,937.2		3,899.9		6,780.9	73.9
Diesel
Pemex Diesel		15,839.9		17,685.7		15,018.1		18,406.1		30,386.3	65.1
Low sulphur(3)		1,509.7		74.8		—		—		—	—
Others		2,803.1		3,315.5		3,400.3		4,262.9		7,531.0	76.7

Total		20,152.7		21,076.0		18,418.3		22,669.0		37,917.3	67.3
Fuel oil
Total		13,927.4		18,312.4		16,388.6		20,250.4		33,521.7	65.5
Other refined products
Industrial gas oil		321.8		347.3		349.7		284.0		317.4	11.8
Asphalts		645.3		725.3		808.9		988.2		1,648.5	66.8
Lubricants		789.2		670.9		626.2		705.0		999.0	41.7
Paraffins		155.5		178.4		153.8		154.1		157.2	2.0
Others		1.9		2.0		1.1		1.2		2.0	66.7

Total		1,913.7		1,923.9		1,939.7		2,132.5		3,124.1	46.5

Total oil products	Ps.	78,746.6	Ps.	88,288.7	Ps.	79,354.0	Ps.	94,932.2	Ps.	156,527.9	64.9

Petrochemicals(4)	Ps.	324.6	Ps.	284.7	Ps.	151.9	Ps.	256.1	Ps.	545.4	113.0

Notes:  Numbers may not total due to rounding.
N.A. = not available.

(1)
Excludes IEPS Tax and value added tax. See "—Taxes and Duties" below.
(2)
Pemex-Refining ceased selling leaded gasoline at the end of 1997.
(3)
Beginning in 1998, low sulphur diesel sales are included in Pemex Diesel sales figures.
(4)
Includes petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI.

        The largest consumers of fuels in Mexico are the Federal Electricity Commission and the subsidiary entities. The Federal Electricity Commission consumed approximately 80% of our fuel oil production during 2000 pursuant to a fuel oil supply contract entered into in November 1995 under which we agreed to supply a minimum of 270,000 barrels of fuel oil per day to the Federal Electricity Commission. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulphur) at Houston, Texas, as quoted in Platt's U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2000, this volume discount amounted to approximately 1.9% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months' notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2000 was Ps. 27,230 million and represented 6.6% of our total consolidated sales revenues.

        The volume of our domestic gasoline sales in 2000 increased by 3.9% from 1999 levels, from 512.6 thousand barrels per day in 1999 to 532.7 thousand barrels per day in 2000. By the end of 1997, we stopped selling Nova low-octane leaded gasoline in Mexico. This measure occurred earlier than originally planned and required us to import high-octane unleaded gasoline in 1998 and 1999. The volume of our domestic diesel sales increased by 3.6%, from 274.7 thousand barrels per day in 1999 to 284.7 thousand barrels per day in 2000.

        The volume of Pemex-Refining's domestic sales of refined products for the five-year period ended December 31, 2000 was distributed as follows:

Volume of Domestic Sales

	Year Ended December 31,
						2000 vs. 1999
	1996	1997	1998	1999	2000
	(in thousands of barrels per day)					(%)
Oil Products
Gasoline
Nova (leaded)(1)	188.8	78.4	0.0	0.0	0.0	0.0
Pemex Magna	290.3	408.2	481.2	468.0	472.3	0.9
Pemex Premium	1.6	11.2	30.5	43.0	59.1	37.4
Aviation fuels	0.6	0.6	0.5	0.5	0.4	(20.0)
Others	1.2	1.2	1.1	1.0	0.8	(20.0)

Total	482.4	499.6	513.4	512.6	532.7	3.9
Kerosenes
Jet fuel	44.9	47.2	52.4	55.3	55.5	0.4
Other kerosenes	2.4	1.2	0.8	0.8	0.7	(12.5)

Total	47.3	48.4	53.2	56.1	56.2	0.2
Diesel
Pemex Diesel	187.8	218.9	225.8	224.9	228.6	1.6
Low sulphur(2)	19.9	0.8	—	—	—	—
Others	36.2	42.7	50.4	49.8	56.1	12.7

Total	243.9	262.5	276.2	274.7	284.7	3.6
Fuel oil
Total	411.2	453.9	489.1	470.8	492.4	4.6
Other oil products
Industrial gas oil	5.3	5.5	6.5	4.3	2.3	(46.5)
Asphalts	15.4	16.3	17.1	19.5	20.6	5.6
Lubricants	6.6	5.7	5.2	5.8	6.4	10.3
Paraffins	1.7	1.6	1.3	1.3	1.3	0.0
Others	1.6	1.5	1.0	1.1	1.8	63.6

Total	30.6	30.6	31.1	32.0	32.4	1.3

Total oil products	1,215.4	1,295.0	1,363.0	1,346.1	1,398.4	3.9

Petrochemicals(3)	161.1	90.6	51.0	84.5	201.1	138.0

Note:  Numbers may not total due to rounding

            N.A. = not available.

(1)
Pemex-Refining ceased selling leaded gasoline at the end of 1997.
(2)
Since 1998, low sulphur diesel sales volumes are included in Pemex Diesel sales volumes.
(3)
Includes petrochemical by-products of the refining process produced and sold by Pemex-Refining.

Source: Pemex BDI

        At the retail level, we now offer standard and premium grades of unleaded gasoline throughout the country. Our efforts to build and enhance our brands have also progressed during 2000. More than 98% of Mexico's independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities and technical assistance in the development of marketing and customer service programs. At the end of 2000, there were 4,767 retail service stations in Mexico, of which 4,702 were privately owned and operated as franchises.

  Investments

        Over the last six years, Pemex-Refining has focused its investment program on enhancing the quality of gasoline and diesel to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in the refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. In the medium-term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2000, Pemex-Refining imported approximately 73 thousand barrels per day of unleaded gasoline, which represented 13.7% of total domestic demand for unleaded gasoline in that year. During 2001, Pemex-Refining imported approximately 121 thousand barrels per day of unleaded gasoline, which represented 22% of total domestic demand for unleaded gasoline in that year.

        In 2001, Pemex-Refining invested Ps. 7,222 million, as compared to Ps. 22,072 million in 2000, representing a 67% decrease in investment in combined PIDIREGAS and non-PIDIREGAS capital expenditures due to the partial recognition of the Cadereyta project as a capital expenditure in 2000, although the project had not yet been completed. Of the Ps. 7,222 million, we invested Ps. 684 million in the Cadereyta PIDIREGAS. Amounts that were originally budgeted for investment in the Madero, Salamanca and Tula PIDIREGAS in 2001 were allocated to the 2002 budget, as these projects are expected to be completed in 2002.

        Cadereyta.    In 1997, Pemex-Refining awarded a U.S. $1.6 billion contract to upgrade and revamp the Cadereyta refinery to Consorcio Proyecto Cadereyta (CONPROCA), a consortium formed by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The project will increase clean fuel production substantially, specifically gasoline and diesel, which will enable Pemex-Refining to fulfill future demand requirements in northern Mexico and comply with future environmental regulations. As of December 2000 and December 2001, the project was certified as 98.18% and 99.31% complete, respectively. Pemex-Refining made the first amortization payment of U.S. $121.2 million on December 15, 2000. During 2001, Pemex-Refining made the second and third amortization payments of U.S. $121.2 million each on June 15, 2001 and December 15, 2001.

        Madero.    In February 1999, Pemex-Refining awarded a U.S. $1.2 billion contract for the Madero refinery upgrading project to another consortium, PEMOPRO, S.A. de C.V., led by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The total cost of the project is estimated at U.S. $1.6 billion and will involve the construction of 10 new plants and the upgrading of five others at the Madero complex in the state of Tamaulipas in northeastern Mexico. The project is expected to increase the Madero refinery's processing capacity for heavy crude oil (Maya) by 125,000 barrels per day, increase gasoline production by 34,000 barrels per day, increase middle distillates (diesel and jet fuel) production by 15,000 barrels per day and reduce production of high sulphur fuel oil by 13,000 barrels per day. As of December 2000 and December 2001, 55% and 95.11% of the total work for the Madero project had been completed, respectively. The project was completed on October 24, 2002.

        Tula and Salamanca Projects.    On November 11, 1999, Pemex-Refining awarded the Tula and Salamanca projects to Samsung Co. through an international bidding process. These projects are dedicated exclusively to increasing gasoline production, whereas the Cadereyta and Madero projects are dedicated to increasing heavy crude oil processing capacities through residual conversion. Upon the successful arrangement of a U.S. $333.5 million credit facility on March 10, 2000, Samsung Co. began construction on both projects. The construction period for both the Tula and Salamanca projects lasted 27 months. Total costs are expected to be U.S. $139.0 million for the Tula Project and U.S.

$194.5 million for the Salamanca project. As of December 2000, the Tula and Salamanca projects were 34.28% and 25.89% complete, respectively. As of December 2001, the Tula and Salamanca projects were 97.87% and 95.23% complete, respectively. The Tula project was completed on August 27, 2002, and the Salamanca project is expected to be delivered in the second half of 2002.

        Minatitlán and Salina Cruz Projects.    These refining projects are intended to increase production of high quality gasoline and middle distillates and to improve the crude oil blend. The bidding packages for these projects are ready and are pending final approval. The construction period is expected to last approximately 36 months following the financial closing.

        Non-PIDIREGAS Investments.    Pemex-Refining invested Ps. 6,537.7 million in 2001, not including expenditures relating to the Cadereyta, Madero, Tula and Salamanca PIDIREGAS. Strategic projects, in addition to those described above, comprised Ps. 2,282.7 million of the total investment, operating projects represented Ps. 2,836.5 million of the total investment and the remaining Ps. 1,418.5 million was dedicated mainly to acquisitions of equipment, research and development and complementary investments.

        Pemex-Refining invested Ps. 6,918.3 million in 2000, not including expenditures relating to the Cadereyta, Madero, Tula and Salamanca PIDIREGAS. Strategic projects, in addition to those described above, comprised Ps. 2,445.3 million of the total investment, operating projects represented Ps. 3,475.6 million of the total investment and the remaining Ps. 997.4 million was dedicated mainly to acquisitions of equipment, research and development and complementary investments.

        2002 Refining Budget.    For 2002, Pemex-Refining has budgeted Ps. 21,445 million for investment in PIDIREGAS and Ps. 8,942.2 million for investment in non-PIDIREGAS expenditures. The non-PIDIREGAS budget includes Ps. 1,707.6 million in amortization payments for PIDIREGAS, or 19% of the total budget. Pemex-Refining will invest 23% of the total amount to expand and upgrade refineries, 13% in environmental and industrial safety projects, 2% in pipeline systems and distribution terminals, 22% in maintenance and rehabilitation projects and 21% in other projects and acquisitions.

Gas and Basic Petrochemicals

  Natural Gas and Condensates

        Pemex-Exploration and Production's average natural gas production decreased by 2.3% from 4,791 million cubic feet per day in 1999 to 4,679 million cubic feet per day in 2000, while the average natural gas production of Pemex-Gas and Basic Petrochemicals increased by 3.0%, from 2,709 million cubic feet per day in 1999 to 2,791 million cubic feet per day in 2000. Natural gas production associated with crude oil production accounted for 72% of production of natural gas in 2000, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 20 fields accounted for 66% of all production in 2000. Of the total production, 33% originated in the Marine region, 40% in the Southern region and the remainder in the Northern region.

        All natural gas production is directed to Pemex-Gas and Basic Petrochemical's gas processing facilities. At the end of 2000, Pemex-Gas and Basic Petrochemicals owned ten facilities.

        The following facilities are located in the Southern region:

  •
  Cactus:    This facility contains 17 plants that together, at December 31, 2000, produced 657.8 million cubic feet per day of dry gas, 25.2 thousand barrels per day of ethane, 42.2 thousand barrels per day of liquid gas, 23.5 thousand barrels per day of naphtha and 254.8 thousand tons of sulphur.

  •
  Ciudad Pemex:    This facility contains six plants that together, at December 31, 2000, produced 627.8 million cubic feet per day of dry gas and 193.6 thousand tons of sulphur.

  •
  La Cangrejera:    This facility contains two plants that together, at December 31, 2000, produced 33.1 thousand barrels per day of ethane, 33.6 thousand barrels per day of liquid gas and 7.7 thousand barrels per day of naphtha.

  •
  Morelos:    This facility contains one plant that, at December 31, 2000, produced 37.2 thousand barrels per day of ethane, 44.5 thousand barrels per day of liquid gas and 11.4 thousand barrels per day of naphtha.

  •
  Nuevo Pemex:    This facility contains 11 plants that together, at December 31, 2000, produced 956.7 million cubic feet per day of dry gas, 41.6 thousand barrels per day of ethane, 73.9 thousand barrels per day of liquid gas, 36.5 thousand barrels per day of naphtha and 188 thousand tons of sulphur.

  •
  Pajaritos:    This facility contains one plant that, at December 31, 2000, produced 12.2 thousand barrels per day of ethane.

  •
  La Venta:    This facility contains two plants that together, at December 31, 2000, produced 118.4 million cubic feet per day of dry gas.

  •
  Matapionche:    This facility contains three plants that together, at December 31, 2000, produced 103.9 million cubic feet per day of dry gas, 3.1 thousand barrels per day of liquid gas, 1.4 thousand barrels per day of naphtha and 15.4 thousand tons of sulphur.

  •
  Poza Rica:    This facility contains three plants that together, at December 31, 2000, produced 91.8 million cubic feet per day of dry gas, 5.4 thousand barrels per day of ethane, 2.3 thousand barrels per day of liquid gas, 0.9 thousand barrels per day of naphtha and 9.3 thousand tons of sulphur.

        The following facility is located in the Northern region:

  •
  Reynosa:    This facility contains two plants that together, at December 31, 2000, produced 234.7 million cubic feet per day of dry gas, 0.8 thousand barrels per day of ethane, 4.1 thousand barrels per day of liquid gas, 3.3 thousand barrels per day of naphtha and 1.3 thousand barrels per day of other products.

        The following tables set forth Pemex-Gas and Basic Petrochemicals' total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2000.

Natural Gas Processing and Production(1)

	Year Ended December 31,
						2000 vs. 1999
	1996	1997	1998	1999	2000
		(in millions of cubic feet per day, except where otherwise indicated)				(%)
Processing
Wet gas	3,227	3,338	3,568	3,527	3,637	3.1
Sour gas	3,034	3,088	3,177	3,071	3,166	3.1
Sweet gas(2)	192	250	391	456	471	3.3
Gas to natural gas liquids extraction	3,350	3,389	3,716	3,612	3,710	2.7
Wet gas	3,078	3,191	3,416	3,378	3,536	4.7
Reprocessing streams(3)	272	198	300	234	174	(25.6)
Production
Dry gas(4)	2,615	2,799	2,816	2,709	2,791	3.0
Natural gas liquids(5)(6)	433	400	439	447	445	(0.4)
Liquefied petroleum gas(5)	187	177	196	201	204	1.5
Ethane(5)	146	125	145	160	156	(2.5)
Naphtha(5)	79	84	88	84	85	1.2
Sulphur(7)	761	750	739	687	661	(3.8)

(1)
Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 4,791 million cubic feet per day of natural gas in each of 1998 and 1999.
(2)
Includes sweet vapor from condensates.
(3)
Reprocessing of pipeline gas at various cryogenic plants.
(4)
Does not include ethane reinjected into the natural gas stream.
(5)
In thousands of barrels per day. Includes pentanes.
(6)
Includes stabilized condensates, reprocessing streams from La Cangrejera petrochemical complex and other streams for fractionating.
(7)
In thousands of tons per day.

Source: Pemex-Gas and Basic Petrochemicals.

Processing Capacity

	Year Ended December 31,
	1996	1997	1998	1999	2000
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)	168	192	192	192	192
Sour natural gas	3,553	3,553	3,753	3,753	3,753
Natural gas liquids recovery plants
Cryogenics(2)	2,634	3,234	3,959	4,559	4,559
Absorption(3)	750	750	750	475	475

Total	3,384	3,984	4,709	5,034	5,034
Natural gas liquids fractionating(1)(4)	450	450	554	554	554

(1)
In thousands of barrels per day.

(2)
Includes the cryogenic plant located in La Cangrejera.

(3)
Beginning in 1999, the absorption plant at Ciudad Pemex has been out of service.

(4)
Includes liquid recovery plants.

Source: Pemex-Gas and Basic Petrochemicals.

        Domestic consumption of dry gas, which is natural gas with a methane content of more than 90%, totaled 3,836 million cubic feet per day in 2000, a 9.0% increase from the 1999 domestic consumption of 3,519 million cubic feet per day. The subsidiary entities consumed approximately 46% of the total domestic dry gas consumed in 2000. The industrial sector consumed 26%, the electrical sector consumed 23% and residential consumers consumed the remaining 5%.

        We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico which, due to the distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 231 million cubic feet per day of dry gas in 2000, a 58% increase from 146.0 million cubic feet per day imported in 1999.

        Pemex-Gas and Basic Petrochemicals also produces condensates, which include liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities and liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams, decreased by 0.4%, from 447 thousand barrels per day in 1999 to 445 thousand barrels per day in 2000, as our capacity recovered due to repairs and improvements.

        Pemex-Gas and Basic Petrochemicals processes sweet and sour condensates and uses sweet condensates at its Reynosa facilities to produce solvents and naphtha. It also uses sour condensates, which have a higher sulphur content, to produce stabilized sweet condensates, such as ethane, propane, butane and certain pentanes. Production of sour condensates amounted to 90 thousand barrels per day in 2000 and 87 thousand barrels per day in 1999. Of these amounts, 79 thousand barrels per day (91%) resulted in stabilized condensates during 1999, and 84 thousand barrels per day (93%) resulted in stabilized condensates during 2000.

        In April 1999, Pemex-Gas and Basic Petrochemicals began operating its Cryogenic Plant No. 2 with a capacity of 600 million cubic feet per day at the Ciudad Pemex natural gas processing center.

        In July 1996, three accidental explosions occurred at the Cactus natural gas processing complex in Reforma, Chiapas, which destroyed one natural gas liquid recovery plant, damaged a second natural gas liquid recovery plant and damaged the system of pipelines connecting these plants with other facilities.

Since the explosions, our liquids recovery capacity has been steadily recovering. We completed the repair and upgrade of the damaged plants in April 1999.

        Over the five years ended December 31, 2000, the value of Pemex-Gas and Basic Petrochemicals' domestic sales were distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year Ended December 31,
						2000 vs. 1999
	1996	1997	1998	1999	2000
	(in millions of pesos)					(%)
Natural gas	Ps.9,999.3	Ps.12,553.6	Ps.13,203.9	Ps.15,557.5	Ps.27,594.9	77.4
Liquefied petroleum gas	9,187.2	14,004.1	16,389.9	17,597.6	28,469.2	61.8
Petrochemicals
Hexane	119.4	135.7	143.5	121.2	115.1	(5.0)
Dissolving agents	—	—	—	19.5	260.5	1,235.9
Sulphur	162.9	171.1	142.9	148.1	130.6	(11.8)
Carbon black	98.7	108.8	90.5	117.5	210.3	79.0
Pentanes	23.3	26.8	22.0	31.6	29.4	(7.0)
Heptane	14.8	22.9	24.1	23.1	22.3	(3.5)
Butane	6.7	9.9	11.9	20.7	35.3	70.5
Propane	6.8	10.0	9.2	16.0	25.3	58.1
Isobutane	4.8	6.2	3.7	4.4	7.5	70.5
Others	6.1	9.8	9.6	31.5	128.1	306.7

Total Petrochemicals	443.5	501.3	457.4	533.4	964.4	80.8
Total	Ps.19,630.0	Ps.27,058.9	Ps.30,051.2	Ps.33,688.5	Ps.57,028.5	69.3

Note: Numbers may not total due to rounding

(1)
Excludes value added tax.

Source: Pemex-Gas and Basic Petrochemicals.

  Subsidiaries of Pemex-Gas and Basic Petrochemicals

        Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries. The following table lists Pemex-Gas and Basic Petrochemicals' subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals' ownership interest:

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest
Gasoductos de Chihuahua S. de R.L.	Transport of gas	50.00%
Mexgas International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.	Storage and distribution of liquid sulphur	100.00
Pasco International, Ltd.	Holding company	100.00
Pan American Sulphur, Ltd.	Storage and distribution of liquid sulphur	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00
CH4 Energía S.A. de C.V.	Trading of Gas	50.00

(1)
As of December 31, 2000.

Source: Pemex-Gas and Basic Petrochemicals.

  Private Sector Participation in Natural Gas Distribution

        The Regulatory Law, as amended effective May 12, 1995, provides that private and "social sector" companies may, with governmental authorization, store, distribute and transport natural gas, and may construct, own and operate natural gas pipelines, facilities and equipment. The regulations implementing this amendment entered into effect on November 9, 1995. The primary purpose of the change in the law is to increase the use of natural gas, which is a clean-burning fuel, among industrial users that currently burn fuel oil. Natural gas is a particularly practical substitute for fuel oil due to the low cost of converting existing equipment from fuel oil to natural gas and the existence of significant natural gas reserves in Mexico. In addition, we believe that the increased use of natural gas will promote economies of scale, which should tend to lower natural gas prices and enable the Mexican natural gas industry to comply with the stricter environmental standards that went into effect in 1998.

        Notwithstanding these regulatory changes, we retain the exclusive right to explore, exploit, produce and sell to the initial purchaser natural gas, as well as to transport and store natural gas when those activities are inextricably linked with such exploitation and production. In addition, we retain exclusive right over the production of petroleum and natural gas derivatives classified as basic petrochemicals. Due to the amendment of the Regulatory Law, we are experiencing competition from the private sector in natural gas distribution. However, private sector distribution has increased use of natural gas (for which we remain the sole producer), which may offset the negative effect of the new competition.

        The Comisión Reguladora de Energía (Energy Regulatory Commission), which is a technical agency of the Ministry of Energy with operational and budgetary autonomy within the Ministry of Energy:

  •
  regulates the activities of both public and private operators in the electricity and natural gas industries;

  •
  establishes pricing and tariff methodologies and general contractual terms; and

  •
  resolves disputes between regulated parties and users of their services.

        Under the regulatory framework, we maintain an important role in the supply of natural gas given our position as the sole domestic producer of this product. We must apply the Energy Regulatory Commission's methodologies for establishing our initial domestic sales prices for natural gas that we produce (price regulation does not affect imported natural gas) and calculating our transportation rates. We then must submit those prices and rates to the Energy Regulatory Commission for its approval. Since 1997, the Regulatory Law has required us to provide the private sector with open access to our transportation system for distribution, ending our prior exclusive rights over the lines of distribution. We continue to market natural gas and may develop natural gas storage systems.

        In 1996, the Energy Regulatory Commission approved the Gradual Access Program for 1996-1997 which allowed for subsequent private sector access to the domestic natural gas market as well as to natural gas imports of more than 5 million cubic feet per day in northern Mexico. As part of this program, PEMEX opened the Naco-Hermosillo pipeline for private sector use in September 1996 and granted the first permit for private sector distribution pipelines in Mexicali in August 1996. The Gradual Access Program of 1996-1997 also required that we open access to certain distribution assets to the private sector. As a result, Pemex-Gas and Basic Petrochemicals' distribution assets located in Chihuahua, Cuauhtémoc-Anáhuac, Ciudad Juárez, Hermosillo, Toluca, Río Pánuco, Norte de Tamaulipas, Distrito Federal, Valle Cuautitlán-Texcoco, Saltillo, Nuevo Laredo, Querétaro and Monterrey have been privatized. As of 1999, all of our natural gas distribution pipelines were opened to private sector use and there were no further distribution assets left for us to divest pursuant to the program.

  Hedging Operations

        We are an importer of natural gas and have prepared our budget for 2001 based on a natural gas import price assumption of U.S. $3.90 per million British Thermal Units ("BTUs"). To cover our exposure to fluctuations in international natural gas prices, which may affect our budget assumptions, we have entered into and will continue to enter into contracts that hedge against such price fluctuations.

        As part of the Mexican Government's policy of promoting economic growth, the Ministry of Finance and Public Credit, the Ministry of Economy, the Ministry of Energy and PEMEX announced a natural gas pricing program on January 17, 2001 for certain industrial consumers of natural gas in Mexico. Under that program, Mexican industrial consumers that hold outstanding natural gas price hedging instruments may enter into a three-year agreement with us to purchase natural gas from us at a fixed reference price of U.S. $4.00 per million BTUs. The purchase price represents approximately a 58% discount on spot prices offered in the market as of January 17, 2001. We entered into a number of such contracts in 2001. As part of our risk management strategy, we have also entered into a number of derivative instruments, primarily swaps and futures, for hedging purposes.

        For more information on these fixed price sales, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Commodity Instruments."

  Investments

        Pemex-Gas and Basic Petrochemicals invested Ps. 2,676 million in 2001, as compared to Ps. 3,719 million in 2000, in projects primarily related to natural gas and condensates processing, transportation and storage. In 2002, the Mexican Government approved Ps. 734 million of capital expenditures for investment in a new PIDIREGAS for Pemex-Gas and Basic Petrochemicals at the modular cryogenic plants in Reynosa. In addition to this, Ps. 4,758 million has been budgeted for Pemex-Gas and Basic Petrochemicals' other non-PIDIREGAS-related expenditures.

Petrochemicals

  Capacity

        At the end of 2000, we operated 116 industrial plants and auxiliary units located in six petrochemical complexes and four petrochemical units. Pemex-Gas and Basic Petrochemicals operated 63 of these plants and auxiliary units, and Pemex-Petrochemicals operated the remaining 53 plants. Pemex-Petrochemicals had total installed capacity sufficient to produce 11.6 million tons per year of petrochemical products in 2000, 0.8% less than its 1999 capacity of 11.7 million tons per year. Pemex-Petrochemicals' total production capacity for the last five years was distributed among its facilities as follows:

	Percentage of Pemex-Petrochemical's Total Capacity
	1996	1997	1998	1999	2000
Petrochemical Facility
Cosoleacaque	34.53%	34.61%	39.03%	35.00%	28.16%
La Cangrejera	26.87	26.94	27.43	30.85	28.95
Morelos	14.76	14.80	16.48	17.00	21.53
Pajaritos	10.55	10.58	8.61	10.00	12.56
Escolín	2.39	2.39	2.12	2.71	2.01
San Martín Texmelucan	3.07	2.82	2.57	2.69	3.53
Others	7.83	7.85	3.76	1.75	3.26

Total	100.00%	100.00%	100.00%	100.00%	100.00%

Source: Pemex-Petrochemicals.

  Production

        We manufacture 39 different petrochemical products, including:

  •
  methane and its derivatives, such as ammonia and methanol;

  •
  ethane and its derivatives, such as polyethylenes, as well as other olefins;

  •
  aromatics and their derivatives;

  •
  propylene and its derivatives; and

  •
  oxygen, nitrogen and other products.

        Pemex-Gas and Basic Petrochemicals produces certain basic petrochemicals, such as sulphur and hexanes, while Pemex-Petrochemicals produces non-basic petrochemicals and Pemex-Refining produces a limited amount of non-basic petrochemicals as part of the crude oil refining process. Pemex-Petrochemicals' and Pemex-Gas and Basic Petrochemicals' combined annual total petrochemical production (excluding ethane and butane gases) decreased by 9.2% in 2000, from 12,823 thousand tons in 1999 to 11,647 thousand tons in 2000. This decrease was caused primarily by a reduction in the production of methane and its derivatives and aromatics and their derivatives. Pemex-Petrochemicals alone produced 6,836 thousand tons of petrochemicals in 2000, a 14.4% decrease from the 7,991 thousand tons it produced in 1999. The remainder was produced by Pemex-Gas and Basic Petrochemicals.

        Over the past five years, Pemex-Petrochemicals' petrochemical production has decreased. This is primarily due to steadily decreasing petrochemical prices in international markets, contraction in demand in Mexico for petrochemicals and increasing competition in petrochemical production. These factors, together with increasing prices in raw materials, resulted in high production costs that caused Pemex-Petrochemicals to downsize some of its operations. The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2000.

Pemex-Petrochemicals Production

	Year Ended December 31,
						2000 vs. 1999
	1996	1997	1998	1999	2000
	(in thousands of tons per year)					(%)
Liquids
Pentanes	1,163	589	92	0	0	0.0
Hexanes	62	64	68	61	54	(11.5)
Heptanes	21	19	20	21	15	(28.6)

Total	1,246	672	180	82	69	(15.9)
Other inputs
Oxygen	476	496	488	453	413	(8.8)
Nitrogen	115	110	108	112	105	(6.3)
Hydrogen	15	15	12	15	2	(86.7)

Total	606	621	608	580	520	(10.3)
Petrochemicals
Methane derivatives	5,961	5,067	4,374	3,019	2,271	(24.8)
Ethane derivatives	3,088	3,089	2,945	2,696	2,636	(2.2)
Aromatics and derivatives	1,649	1,461	1,402	1,235	667	(46.0)
Propylene and derivatives	446	377	243	193	180	(6.7)
Others	107	56	56	56	359	552.7

Total	11,251	10,050	9,020	7,199	6,113	(15.2)
Other products
Hydrochloric acid	128	131	116	105	107	1.9
Muriatic acid	61	39	34	25	27	8.0

Total	189	170	150	130	134	(3.1)

Total	13,292	11,513	9,958	7,991	6,836	(14.5)

Note: Numbers may not total due to rounding.
 Source: Pemex-Petrochemicals.

  Investments

        Including the expenditures related to the Morelos petrochemical facility (which is indirectly controlled by Pemex-Petrochemicals and has its own budget), Pemex-Petrochemicals invested Ps. 1,541 million in 2001, as compared to Ps. 1,143 million in 2000, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2002, Pemex-Petrochemicals expects to invest Ps.2,704 million on these projects.

  Domestic Sales

        Over the five years ended December 31, 2000, the value of Pemex-Petrochemicals' domestic sales were distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining are included under "—Gas and Basic Petrochemicals" and "—Refining" above.

Value of Domestic Sales(1)

	Year Ended December 31,
											2000 vs. 1999
	1996		1997		1998		1999		2000
	(in millions of pesos)										(%)
Petrochemical Product
Methane derivatives	Ps.	3,354	Ps.	2,875	Ps.	2,093	Ps.	1,559	Ps.	1,549	(0.6)
Ethane derivatives		5,265		6,035		5,309		5,495		5,906	7.5
Aromatics and derivatives		2,210		1,894		1,513		1,654		1,661	0.5
Propylene and derivatives		1,410		1,385		810		599		806	34.6
Others		29		4		19		23		32	39.1

Total	Ps.	12,267	Ps.	12,193	Ps.	9,744	Ps.	9,330	Ps.	9,954	6.7

Note:	Numbers may not total due to rounding.
(1)	Excludes value added tax.
Source:	Pemex-Petrochemicals.

  Private Sector Participation in Petrochemicals Sector

        Since the end of 1993, foreign and domestic private investors have been allowed to own 100% of any petrochemical plant producing non-basic petrochemicals. However, under Mexican law, only PEMEX may produce and engage in the first-hand sale of basic petrochemicals. Before the amendment to the Regulatory Law on November 14, 1996, the Ministry of Energy was responsible for determining which petrochemical products were classified as "basic" and nearly all petrochemicals were classified as such. In that regulatory environment, we expanded our petrochemical division rapidly. The amendment to the Regulatory Law limited basic petrochemicals to nine products (down from 34 products in 1986 and 19 products in 1989) that are used in the petrochemical production process. The amendment further allowed companies that produce basic petrochemicals as by-products of non-basic petrochemical production to sell these basic petrochemicals internally within plants in the same unit or complex or to sell those basic petrochemicals to PEMEX.

        In October 1992, PEMEX and the Mexican Government announced a plan to privatize the non-basic petrochemical plants owned and operated by Pemex-Petrochemicals. In 1997, the Board of Directors of Petróleos Mexicanos approved a secondary petrochemical private sector participation plan authorizing the creation of seven new subsidiaries of Pemex-Petrochemicals, which were created in 1997. The seven subsidiaries listed below hold the assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant:

  •
  Petroquímica Cosoleacaque, S.A. de C.V.;

  •
  Petroquímica Escolín, S.A. de C.V.;

  •
  Petroquímica Tula, S.A. de C.V.;

  •
  Petroquímica Camargo, S.A. de C.V.;

  •
  Petroquímica Cangrejera, S.A. de C.V.;

  •
  Petroquímica Morelos, S.A. de C.V.; and

  •
  Petroquímica Pajaritos, S.A. de C.V.

        Currently, Pemex-Petrochemicals is the sole shareholder of these seven subsidiaries, which own and operate our secondary petrochemical facilities at Cosoleacaque, Escolín (including the assets of Reynosa), Tula, Camargo, Cangrejera, Morelos and Pajaritos. On June 28, 2002, the Board of Directors of Pemex-Petrochemicals approved the merger of the seven subsidiaries into Pemex-Petrochemicals. The merger is subject to the approval of the Board of Directors of Petróleos Mexicanos and the board of directors and shareholders of each subsidiary.

International Trading

  The PMI Group

        The PMI Group includes PMI and the other PEMEX subsidiaries and affiliates that conduct international commercial activities for our products, except for natural gas, which is marketed directly by Pemex-Gas and Basic Petrochemicals. The PMI Group's main objective is to assist in maximizing our profitability and optimizing our operations through the use of international trade, facilitating the link between the international markets and us and pursuing new business opportunities in marketing our products. The PMI Group manages the international sales of our crude oil and petroleum products and acquires in the international markets those petroleum products that we import to satisfy domestic demand. Sales and purchases of petroleum products (refined products, petrochemical products and liquefied petroleum gas) in the international markets are carried out through PMI Trading. PMI Trading also performs third-party trading, chartering and risk-management activities.

  Exports and Imports

        PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI's customers. PMI sold an average of 1,604 thousand barrels per day of crude oil in 2000, which constituted 53.2% of our total crude oil production.

        The following tables set forth the composition and average prices of our crude oil exports for the periods indicated:

	Year Ended December 31,
	1996		1997		1998		1999		2000
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)(1)
Olmeca (API gravity of 38°-39°)	492	32	485	28	457	27	434	28	398	25
Isthmus (API gravity of 32°-33°)	189	12	216	13	196	11	190	12	110	7
Maya (API gravity of 21°-22°)	863	56	1,020	59	1,053	62	920	59	1,086	68
Altamira (API gravity 15.0°-16.5°)(2)	—	—	—	—	6	—	9	1	11	1

Total	1,544	100	1,721	100	1,712	100	1,554	100	1,604	100

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API Gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
(1)	Includes sales of crude oil of 96 and 108 thousand barrels per day to affiliated companies in 1996 and 1997, respectively.
(2)	PEMEX began selling Altamira crude oil in late 1998 and recorded Altamira crude oil sales separately beginning in 1999.
Sources:	1996 and 1997 figures: PEMEX's 1996 and 1997 Statistical Yearbooks. 1998, 1999 and 2000 figures: PMI operating statistics, which are based on information in bills of lading.
	Year Ended December 31,
	1996	1997	1998	1999	2000
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	$21.50	$19.52	$13.15	$17.85	$29.00
Isthmus	20.02	18.19	11.87	17.45	27.87
Maya	17.25	14.65	8.56	14.08	22.98
Altamira(1)	—	—	7.20	12.94	19.67
Weighted average realized price	$18.94	$16.46	$10.16	$15.55	$24.78

(1)	PEMEX began selling Altamira crude oil in 1998.
Sources:	1996 and 1997 figures: PEMEX's 1998 Statistical Yearbook.
1998, 1999 and 2000 figures: PMI operating statistics, which are based on information in bills of lading.

Geographic Distribution of Export Sales

        In 2000, 97% of PMI's sales of our crude oil exports were to countries in the western hemisphere. As of December 31, 2000, PMI had 40 customers in 15 countries. Among these countries, the United States, the Netherlands Antilles, Spain and Japan have consistently been our largest customers.

        The following table sets forth crude oil export sales by country:

Crude Oil Exports by Country

	Percentage of Exports
	1996	1997	1998	1999	2000
United States	78.3%	77.6%	77.0%	75.4%	75.0%
Spain	6.2	7.1	7.7	7.8	8.7
Japan	5.6	3.6	1.8	2.7	2.2
Netherlands Antilles	4.3	3.4	5.0	6.6	6.7
Canada	1.3	1.8	1.9	1.5	1.7
Others	4.2	6.5	6.6	6.0	5.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.
Sources:	1996 and 1997 figures: PEMEX's 1998 Statistical Yearbook. 1998, 1999 and 2000 figures: PMI operating statistics, which are based on information in bills of lading.

        The following table sets forth the geographic distribution of PMI's sales of crude oil exports from January 1, 1996 through December 31, 2000. The table also presents the distribution of exports among PMI's crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	1996		1997		1998		1999		2000
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,230	80	1,365	79	1,347	79	1,196	77	1,230	77
Europe	122	8	176	10	190	11	177	11	185	12
Central and South America	105	7	104	6	130	8	134	9	149	9
Far East	87	6	63	4	32	2	42	3	40	2
Africa	—	—	13	1	13	1	5	0	—	—

Total	1,544	100	1,721	100	1,712	100	1,554	100	1,604	100

Olmeca (API gravity of 38°-39°)
United States and Canada	465	30	465	27	452	26	432	28	378	24
Others	27	2	20	1	5	0	2	0	19	1

Total	492	32	485	28	457	27	434	28	398	25

Isthmus (API gravity of 32°-33°)
United States and Canada	76	5	99	6	82	5	109	7	68	4
Others	113	7	116	7	114	7	81	5	41	3

Total	189	12	215	13	196	12	190	12	110	7

Maya (API gravity of 21°-22°)
United States and Canada	689	45	802	47	807	47	646	42	773	48
Others	174	11	218	12	246	14	274	18	313	20

Total	863	56	1,020	59	1,052	61	920	59	1,086	68

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	—	—	—	—	6	—	9	1	11	1
Others	—	—	—	—	0	—	—	—	—	—

Total	—	—	—	—	6	—	9	1	11	1

Notes:	Numbers may not total due to rounding.
tbpd = thousands barrels per day
API Gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale.
On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
Sources:	1996 and 1997 figures: PEMEX's 1998 Statistical Yearbook.
1998, 1999 and 2000 figures: PMI operating statistics, which are based on information in bills of lading.

        PMI makes a significant percentage of crude oil sales under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. PMI sells most of its remaining exports to the same customers that purchase under evergreen contracts, but PMI makes these sales pursuant to separate supply contracts, which apply the pricing formulas included in the evergreen contracts. PMI generally sells crude oil on a Free On Board basis. In practically all cases, PMI sells refined products on Free on Board and Cost and Freight bases and buys refined products on Delivery Ex-ship or Delivery at Frontier and Cost and Freight bases.

        PMI has entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI will provide the purchasers with certain support mechanisms that will protect, under certain adverse market conditions, the investments that the purchasers have to undertake in accordance with the agreements. These agreements include:

  •
  an agreement with Clark Refining & Marketing, Inc., signed on March 10, 1998, to supply its Port Arthur, Texas refinery with approximately 158 thousand barrels per day of Maya crude oil for a period of seven years following project completion, which occurred in April 2001;

  •
  an agreement with Coastal Aruba Refining Company N.V., signed on July 30, 1998, to supply its refinery in Aruba with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in April 2000;

  •
  an agreement with Exxon Company U.S.A. and Exxon Trading Company International, signed on September 25, 1998, to supply its Baytown, Texas refinery with approximately 65 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001;

  •
  an agreement with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, signed on May 5, 1999, and an agreement with P.M.I. Norteamérica, S.A. de C.V., signed on the same date, to supply the Deer Park refinery joint venture with a total of approximately 50 thousand barrels per day of Maya crude oil following project completion, which occurred in April 2001, and up to 200 thousand barrels per day thereafter;

  •
  an agreement with Marathon Ashland Petroleum LLC, signed on May 19, 1999, to supply its Garyville, Louisiana refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001;

  •
  an agreement with Valero Marketing and Supply Company and Valero Refining—Texas, L.P., signed on December 17, 2001, to supply their Texas City, Texas refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur on or before October 1, 2003; and

  •
  an agreement with Chevron USA Inc., signed on March 6, 2002, to supply its Pascagoula, Mississippi refinery with approximately 130 thousand barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur in April 2003.

        These long-term Maya crude oil supply agreements further our strategy to support the export value of Maya crude oil in relation to the value of other grades of crude oil by creating incentives for refiners to invest in new high-conversion refineries, which will be capable of upgrading the relatively large proportion of residue produced from processing Maya crude oil in less-efficient refining complex configurations.

        The Ministry of Energy has entered into certain agreements to reduce and increase exports of crude oil as discussed below in "—Trade Regulations and Export Agreements."

        The following table sets forth the average volume of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2000.

Volume of Exports and Imports

	Year Ended December 31,
						2000 vs. 1999
	1996	1997	1998	1999	2000
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	491.5	485.2	457.1	434.4	397.5	(8.5)
Isthmus	189.1	215.8	195.9	190.1	109.7	(42.3)
Maya(1)	863.2	1,019.7	1,058.7	929.1	1,096.4	18.0

Total crude oil	1,543.8	1,720.7	1,711.7	1,553.6	1,603.6	3.2
Natural gas(2)	5.3	6.3	5.9	20.4	3.5	(83.0)
Refined products	90.8	93.0	120.0	149.7	112.5	(24.9)
Petrochemical products(3)	1,123.4	1,062.3	1,025.4	785.0	1,123.8	43.2
Imports
Natural gas(2)	12.3	16.9	22.6	22.0	34.1	55.0
Refined products	177.3	298.6	335.2	365.3	445.5	22.0
Petrochemical products(3)	90.4	164.7	130.8	214.9	444.4	106.8

Note: Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2000 may be adjusted to reflect the percentage of water in each shipment.

(1)
In 1998, 1999 and 2000 numbers include six, nine and eleven thousand barrels per day, respectively, of Altamira crude oil.
(2)
Fuel oil equivalent.
(3)
Thousands of metric tons.

Sources: 1996, 1997 figures: PEMEX's 1999 Statistical Yearbook.
1998, 1999 and 2000 figures: PMI operating statistics, which are based on information in bills of lading.

        Natural gas imports increased by 55.0% in 2000, from 148.9 million cubic feet per day in 1999 to 231 million cubic feet per day in 2000. In 2000, total exports and imports of petrochemical products by volume increased by 71.3%, from 915.4 thousand metric tons in 1999 to 1,568.2 thousand metric tons in 2000. This increase was mainly due to higher demand in international markets for exports of our petrochemical products.

        The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2000.

Value of Exports and Imports

	Year Ended December 31,(1)
						2000 vs. 1999
	1996	1997	1998	1999	2000(3)
	(in millions of U.S. dollars)					(%)
Exports
Olmeca	$3,869.0	$3,457.0	$2,194.4	$2,830.7	$4,219.9	49.1
Isthmus	1,386.0	1,432.0	848.9	1,211.2	1,119.5	(7.6)
Maya(2)	5,450.0	5,451.0	3,306.7	4,774.3	9,206.8	92.8

Total crude oil	$10,705.0	$10,340.0	$6,350.0	$8,816.2	$14,546.2	65.0
Natural gas	31.8	37.0	30.9	114.3	48.8	(57.3)
Refined products	671.6	646.0	560.7	899.6	1,167.8	29.8
Petrochemical products	201.0	186.5	143.3	133.3	280.3	110.2

Total products	$904.4	$869.5	$734.9	$1,147.2	$1,496.9	30.5
Total exports	$11,609.4	$11,209.5	$7,084.9	$9,963.4	$16,043.1	61.0

Imports
Natural gas	67.1	107.9	121.7	132.2	366.5	177.2
Refined products	1,550.0	2,506.3	2,109.3	2,889.1	5,411.8	91.8
Petrochemical products	24.9	51.8	33.8	55.2	125.2	126.8

Total imports	$1,642.0	$2,666.0	$2,264.8	$3,076.5	$5,903.5	91.9

Net exports	$9,967.4	$8,543.5	$4,820.0	$6,886.9	$10,139.6	47.2

Note: Numbers may not total due to rounding.

(1)
Does not include crude oil, refined products, petrochemicals and natural gas purchased by PMI Trading or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in dollars differ from the amounts contained in the financial statements under "Net Sales" because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)
In 1998, 1999 and 2000, numbers include six, nine and eleven thousand barrels per day, respectively, of Altamira crude oil.
(3)
Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Sources: 1996 and 1997 figures: PEMEX's 1999 Statistical Yearbook.
                1998, 1999 and 2000 figures: PMI operating statistics, which are based on information in bills of lading.

        Since 1989, increasing domestic demand has led to a deficit in the petroleum products trade balance. Imports of refined petroleum products increased in value by 120.9% during 2000, while exports of refined products increased in value by 40.2%. Including trading activities on behalf of third parties, PMI marketed more than 411 thousand barrels per day of petroleum products, representing an 8.4% increase as compared to 1999, including gasolines, diesel, fuel oil, jet fuel and gasoline additives. Import volumes of refined products are likely to continue to fluctuate significantly in the short-term as a result of expected increases in future production capacity. Due to the uncertainty regarding the successful startup and initial operation of the new refining plants, we cannot predict import trends in the short term from current data.

        The following table describes the composition of our imports and exports of selected refined products in 1998, 1999 and 2000.

Imports and Exports of Selected Refined Products

	Year Ended December 31,
	1998		1999		2000
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Imports
Gasoline(1)	133.2	39.7%	129.6	35.5%	153.6	34.5%
Fuel oil	91.8	27.4	92.1	25.2	117.5	26.4
Liquefied petroleum gas	77.2	23.0	93.8	25.7	118.1	26.5
Diesel	19.2	5.7	35.7	9.8	42.0	9.4
Others	13.9	4.1	14.1	3.9	14.3	3.2

Total	335.2	100.0%	365.4	100.0%	445.5	100.0%

Exports
Gasoline(1)	78.7	65.6%	70.0	46.8%	69.6	61.9%
Diesel	7.8	6.5	10.1	6.7	3.1	2.8
Liquefied petroleum gas	4.2	3.5	4.5	3.0	5.6	4.9
Jet fuel	2.2	1.8	3.2	2.1	3.6	3.2
Fuel oil	1.3	1.1	1.0	0.7	0.1	0.0
Others	25.7	21.4	60.9	40.7	30.5	27.1

Total	120.0	100.0%	149.7	100.0%	112.5	100.0%

Note: tbpd = thousands of barrels per day.

(1)
Includes methyl terbutyl ether (MTBE) and pentanes.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

        For the three years ended December 31, 2000, our imports and exports of selected petrochemicals were as follows:

Imports and Exports of Selected Petrochemicals

	Year Ended December 31,
	1998		1999		2000
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Imports
Xylenes	—	—	2.1	1.0	3.1	0.7
Propylene	20.6	15.8	—	—	—	—
Ammonia	—	—	41.8	19.4	231.7	52.1
Others	110.2	84.2	171.0	79.6	209.6	47.2

Total	130.8	100.0%	214.9	100.0%	444.4	100.0%

Exports
Sulphur	581.8	56.7	515.1	65.6	517.1	46.0
Ammonia	198.3	19.3	37.9	4.8	248.0	22.1
Ethylene	88.5	8.6	91.9	11.7	164.3	14.6
Polyethylenes	34.1	3.3	26.0	3.3	35.0	3.1
Others	122.6	12.0	114.1	14.5	159.4	14.2

Total	1,025.4	100.0%	785.0	100.0%	1,123.8	100.0%

Note: tmt = thousands of metric tons.

(1)
Includes methyl terbutyl ether (MTBE) and pentanes.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

  Hedging Operations

        PMI Trading engages in hedging operations to cover the variations in the purchase and sale prices for petroleum products. Its internal policies establish a limit on the maximum capital at risk. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include a risk comptroller responsible for ensuring compliance, an internal auditing department and a risk management committee. We do not hedge against crude oil price fluctuations. See "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Risk Management and Financial Instruments—Commodity Instruments."

Transportation and Distribution

        Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and the refineries and petrochemical plants with Mexico's major cities. At the end of 2000, our pipeline network measured approximately 54,478 kilometers in length. Of the total network, approximately 8,768 kilometers of pipelines transport crude oil, approximately 12,140 kilometers transport petroleum products and petrochemicals, 15,935 kilometers transport natural gas, 1,822 kilometers transport liquefied petroleum gas, 1,084 kilometers transport basic petrochemicals and the remaining kilometers are crude oil and natural gas gathering pipelines. Ownership of the pipelines is distributed among our subsidiary entities according to the products they transport.

        During 2000, we transported approximately 71.03 billion tons per kilometer of crude oil to be processed in the refining system and petroleum products to satisfy domestic demand, as compared to the 69.6 billion tons per kilometer carried in 1999. Of the total amount of tons per kilometer we transported in 2000, we carried 92% through pipelines and 8% by vessels.

        At the end of 2000, we owned 19 refined product tankers and leased another nine. We also owned 77 major wholesale storage centers.

PEMEX Corporate Matters

        In addition to the operating activities that we undertake through the activities of our subsidiary entities and subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.

  Industrial Safety

        Petróleos Mexicanos' Corporate Division of Industrial Safety and Environmental Protection is responsible for planning, conducting and coordinating programs to:

  •
  foster a company culture of safety and environmental protection;

  •
  improve the safety of our workers and facilities;

  •
  reduce risks to the residents surrounding our facilities; and

  •
  protect the environment.

        We intend to develop further the industrial safety and environmental programs for each subsidiary entity. The environmental and safety division of each subsidiary entity coordinates closely with the Corporate Division of Industrial Safety and Environmental Protection.

  Insurance

        We maintain general and civil liability insurance coverage for our onshore real and personal property, such as refineries, process plants, pipelines and storage facilities, and our offshore properties such as drilling platforms, rigs, gas gathering systems, floating docks and production facilities. Our insurance covers risks of sudden and accidental physical destruction or loss or damage to our properties. Our offshore general and liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and repair costs, evacuation costs and costs associated with spills. We maintain additional coverage for offshore environmental liabilities. We also maintain cargo and hull insurance for our shipping fleet, automobiles and heavy equipment as well as protection and indemnity insurance.

        We contract the majority of our insurance policies through Mexican insurance carriers. These policies have limits of U.S. $1.0 billion for onshore property, U.S. $1.25 billion for offshore property (with an additional U.S. $250 million for accidental losses at our Atasta Processing and Transportation Center and our terminal at Dos Bocas, Tabasco), U.S. $300 million for extraordinary costs related to the operation of offshore wells, U.S. $500 million for offshore environmental liability and U.S. $400 million for civil liabilities. Since June 30, 1999, our insurance policies covering onshore and offshore properties also cover unforeseen interruptions in operations. This coverage, which is limited to U.S. $750 million for onshore operations and U.S. $1.25 billion for offshore operations, counts against the overall limits of the onshore and offshore property policies.

Property, Plants and Equipment

  General

        Substantially all of PEMEX's property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican waters in the Gulf of Mexico. The location, character, utilization, productive capacity and related environmental issues of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See "—Exploration and Production," "—Refining," "—Gas and Basic Petrochemicals," "—Petrochemicals," and "—Transportation and Distribution."

  Reserves

        Under Mexican law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Petróleos Mexicanos and the subsidiary entities have the exclusive right to exploit those reserves under the Regulatory Law and related laws and regulations. Our estimates of Mexico's hydrocarbon reserves are described in "—Exploration and Production—Reserves."

GENERAL REGULATORY FRAMEWORK

        The Mexican Government and its agencies closely regulate and supervise our operations. The Ministry of Energy monitors our activities and the Secretary of Energy acts as the chairman of the Board of Directors of Petróleos Mexicanos. The Ministry of Finance and Public Credit approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which the Mexican Congress must approve each year. The Mexican Government is not, however, directly liable for the financial obligations that we incur. The Ministry of the Environment and Natural Resources, in conjunction with other federal and state authorities, regulates our activities that affect the environment. The General Comptroller's Office of the Mexican Government appoints the external auditors of Petróleos Mexicanos and the subsidiary entities.

ENVIRONMENTAL REGULATION

Legal Framework

        We are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecology and Environmental Protection, which we refer to as the Environmental Law), the regulations issued thereunder and several technical environmental norms issued by the Ministry of the Environment and Natural Resources which is the federal ministry in charge of supervising and regulating environmental matters relating to PEMEX. The Ministry of Health, the Ministry of Communications and Transportation, the Ministry of the Navy and the Ministry of Energy assist the Ministry of the Environment and Natural Resources in its functions. In addition, we are subject to the environmental laws and regulations issued by the governments of each of the states of Mexico where our facilities are located.

The Environmental Law and Regulation by the Ministry of the Environment and Natural Resources

        The Environmental Law and related regulations require that we obtain certain authorizations from the Ministry of the Environment and Natural Resources before we can carry out any activity that may have an adverse effect on the environment. In particular, these environmental regulations apply to chemical, petrochemical, crude oil refining and extraction activities, as well as the construction of crude oil and natural gas pipelines. Before authorizing a new project, the Ministry of the Environment and Natural Resources requires the submission of an environmental impact analysis and any other information that it may request. The Ministry of the Environment and Natural Resources is entitled to grant or deny its authorization of any activity.

        The environmental regulations that apply generally to Mexican industry apply to us. These regulations specify, among other matters, permissible levels of emissions, water discharges and hazardous substances discharges as well as atmospheric pollution level limits. The technical regulations for oil and petrochemical industries set forth maximum permissible levels of pollution in residual water discharges and natural gas emissions. These regulations also establish procedures for measuring pollution levels. Mexico generally updates and revises its environmental regulatory framework annually, and we participate with the Mexican Government in developing environmental regulations that are related to our activities.

        In April 1997, the Ministry of the Environment and Natural Resources issued regulations governing the procedures for obtaining an environmental license, under which new industrial facilities can comply with all applicable environmental requirements by way of a single administrative procedure. Each environmental license integrates all different permits, licenses and authorizations related to environmental matters for a particular facility. We must obtain an Environmental License for any new facility, while our existing facilities are not subject to this obligation.

        Federal and state authorities in Mexico may inspect any facility to determine compliance with the Environmental Law, local environmental laws, regulations and technical environmental regulations. Violations or non-compliance with the legal provisions may result in the application of substantial fines, temporary or permanent shutdown of a facility, required capital expenditures to minimize the effect of our operations on the environment, cleanup of contaminated land and water, cancellation of a concession or revocation of authorization to carry out certain activities and, in certain cases, criminal prosecution of employees and individuals.

PEMEX's Internal Monitoring

        We believe that we are currently in substantial compliance with current federal and state environmental laws as those laws have been historically interpreted and enforced. We maintain an organizational structure that permits us to implement and monitor our environmental program. The subsidiary entities have specialized departments, depending on the size and geographic distribution of their respective sites, that implement their own environmental programs and internal environmental audits of their sites and their immediate surroundings based on the standards of the Ministry of the Environment and Natural Resources. When these internal audits reveal deficiencies, the subsidiary entities take the necessary remedial actions. Remediation requirements derived from these internal audits are recorded in the financial statements when they are known and estimable.

        Our Corporate Division of Industrial Safety and Environmental Protection has developed an integrated safety and environmental protection management system and is currently implementing strategies within PEMEX to create a company culture focused on improving industrial safety and environmental protection. This system is an administrative tool composed of diverse, interdependent and interrelated elements, focused on diagnosis, evaluation, implementation and continuing preventive improvements related to safety and environmental protection. The diagnosis and evaluation stages have been completed; the system is now in the implementation stage.

        We maintain an internal structure to identify and solve environmental problems and retain external consultants to perform operational audits at our industrial plants, including cost estimates for remedying any shortfall in compliance with Mexican environmental laws. Such remedies can include improving the operating efficiency of plants, cleaning up contaminated land and water, and capital expenditures to minimize the effect of our operations on the environment.

        In addition to our internal monitoring structure for identifying affected areas, areas of noncompliance and improvement opportunities, our environmental program is subject to the review of the Office of the Federal Attorney for Environmental Protection, which we refer to as PROFEPA. PROFEPA administers the Mexican environmental regulatory rubric and establishes acceptable standards of environmental remediation. Although PROFEPA has the authority to review and inspect remediation works performed by PEMEX and compliance with permitted contamination levels established by laws and regulations, it does not determine PEMEX's environmental liabilities. PEMEX maintains proper records of all of the studies, estimations, performed works and any other information that PROFEPA may request from time to time.

        In 1993, PEMEX entered into a voluntary environmental audit program with PROFEPA. As of December 31, 2000, with respect to Petróleos Mexicanos and the subsidiary entities, 373 environmental audits had been completed under the program with PROFEPA, covering approximately 50% of our facilities. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, PEMEX and PROFEPA negotiate a corrective action plan, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2000, corrective action plans for 230 audits had been completed and 229 sites had received "clean industry" certifications from PROFEPA. With respect to the remaining 143 audits, the corrective action plans have been agreed upon and are being implemented.

        There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

Environmental Liabilities

        At December 31, 2000, our estimated and accrued environmental liabilities totaled Ps. 2,837,758,000. Of this total, Ps. 1,787,169,000 was attributable to Pemex-Exploration and Production, Ps. 918,646,000 was attributable to Pemex-Refining, Ps. 109,581,000 was attributable to Pemex-Gas and Basic Petrochemicals, and Ps. 22,362,000 was attributable to Pemex-Petrochemicals; there were no environmental liabilities at the subsidiary company level. The following charts detail our environmental liabilities by operating region at December 31, 2000.

Pemex-Exploration and Production

	Estimated Affected Area			Containment Reservoir Drainage
	Hectares	Estimated Liability		Number of Reservoirs	Estimated Liability
		(in thousands of pesos)			(in thousands of pesos)
Northern Region	306.5	Ps.	613,002	635	Ps.	316,361
Southern Region	106.8	Ps.	140,417	233	Ps.	553,389
Southeast Marine Region	4.0	Ps.	135,000	1	Ps.	29,000

Total	417.0	Ps.	888,419	869	Ps.	898,750

Sum Total		Ps.	1,787,169

Source: PEMEX

Pemex-Refining

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Ducts	9.0	Ps.	72,688
5 Refineries(1)	985.0	Ps.	266,095
36 Storage and Distribution Terminals(2)	236.0	Ps.	579,863

Total	1,230.0	Ps.	918,646

(1)
All six of Pemex-Refining refineries have been audited. Of the five refineries which required environmental remediation, the estimated affected area of two refineries has not yet been determined; however, the estimated liability includes the cost estimate for such areas based on available information.
(2)
All Pemex-Refining storage and distribution terminals have been audited. Of the 36 terminals which required environmental remediation, the estimated affected area of 22 storage and distribution terminals has not yet been determined; however, the estimated liability includes the cost estimate for such areas based on available information.

Source: PEMEX

Pemex-Gas and Basic Petrochemicals

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
6 Complex Gas Processors(1)	48.94	Ps.	105,661
Ducts	3.00	Ps.	3,920

Total	51.94	Ps.	109,581

(1)
All eight gas processing plants have been audited and the table above reflects the six plants determined to require environmental remediation.

Source: PEMEX

Pemex-Petrochemicals

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Petroquímica Cangrejera, S.A. de C.V.	0.30	Ps.	1,159
Petroquímica Pajaritos, S.A. de C.V.	10.13	Ps.	21,203

Total(1)	10.43	Ps.	22,362

(1)
All Pemex-Petrochemicals plants have been audited and the table above reflects the only plants determined to require environmental remediation.

Source: PEMEX

        Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above as well as those previously identified sites in more mature petroleum operating areas that were not cleaned in the past. Our environmental liabilities also include the elimination of ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. PEMEX accrues its environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of remediation cost may not be known with certainty, such accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with SFAS No. 5. These estimated liabilities include assumptions as to initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gained during the remediation process. For further discussion of PEMEX's environmental liabilities, see Note 18II(i) to the Financial Statements.

        Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such a magnitude as to materially affect our estimates of environmental liabilities.

        At the end of 2000, we were not aware of uncertainties with respect to joint and several liability that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico; as a result, we believe we are positioned to know immediately of any claims and are therefore directly and immediately accountable for such claims that may be brought against us.

        The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is a function of the annual budget assigned to us by the Mexican Congress.

Environmental Expenditures

        In 2000, we invested approximately Ps. 2,711 million in environmental projects as compared to Ps. 1,873 million in 1999. For 2001, we have budgeted Ps. 3,349 million for environmental expenditures. The most important of these projects are directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to address the contingencies of hydrocarbon spills, the expansion of water effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to make extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulphur content and alternative fuels, such as industrial oil and natural gas. Currently, we are developing procedures to track the costs and expenses of our industrial safety measures and environmental compliance.

        We do not believe that the cost of complying with environmental laws or environmental requirements related to the North American Free Trade Agreement among the governments of Mexico, the United States and Canada, which we refer to as NAFTA, or Mexico's membership in the Organization for Economic Cooperation and Development, has caused or will cause a significant increase in our environmental expenditures.

TRADE REGULATIONS AND EXPORT AGREEMENTS

        Although it is not a member of OPEC, since 1998 Mexico has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices. Under these agreements, Mexico agreed to reduce our oil exports by 325 thousand barrels per day for most of 1999. These agreements were successful in raising oil prices in 1999.

        On March 29, 2000, the Ministry of Energy announced that Mexico would increase its crude oil exports by 150 thousand barrels per day, beginning in April 2000. On June 21, 2000, the Ministry of Energy announced an additional increase in crude oil exports of 75 thousand barrels per day, beginning in July 2000. Following OPEC's announcement in January 2001 that it would reduce crude oil production by 1.5 million barrels per day, Mexico announced it would decrease its crude oil exports by 75 thousand barrels per day, beginning on February 1, 2001. Following a March 2001 announcement by OPEC of an additional 1.0 million barrel per day reduction in crude oil production, on March 25, 2001, Mexico announced a further reduction in crude oil exports of 40 thousand barrels per day, beginning on April 1, 2001. On January 2, 2002, the Ministry of Energy announced that Mexico would reduce exports of crude oil by 100 thousand barrels per day to 1.66 million barrels per day for six months, beginning on January 1, 2002, following OPEC's announcement of an additional 1.5 million barrel per day reduction in crude oil production. On June 27, 2002, Mexico announced that it would maintain its crude oil exports at their present levels through the third quarter of 2002, following OPEC's announcement that it would keep crude oil production at present levels for the same period. Most recently, following an OPEC announcement that it would maintain current crude oil production levels through fourth quarter 2002, Mexico affirmed that it would maintain its crude oil exports at their present levels for the same period.

        NAFTA did not affect our exclusive rights to explore and produce crude oil and natural gas, to refine crude oil and to produce basic petrochemicals. By 2004, however, NAFTA will phase in lower tariffs on certain petroleum products, including petrochemicals, and certain materials and equipment that we import into Mexico as well as lower tariffs on crude oil and petroleum products that we export to the United States and Canada. Lower tariffs on exports of non-basic petrochemicals from the United States and Canada to Mexico could, over time, increase competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on the products, materials and equipment that we import from and export to the United States and Canada will decrease our expenses and increase our income.

TAXES AND DUTIES

General

        We must pay a number of special hydrocarbon taxes and duties to the Mexican Government, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under "—Other Taxes." The rate at which the hydrocarbon taxes and duties are assessed varies from year to year and is set after taking into consideration our operating budget, our capital expenditure program and our financing needs.

        If the indirect IEPS Tax that we collect is taken into account, we contributed approximately 37% of the Mexican Government's revenues in 2000 and 31.0% in 1999.

        The most important taxes and duties payable by us and their applicable rates in 2001 are the following:

Hydrocarbon Extraction Duty
Only Pemex-Exploration and Production pays this duty. A rate of 52.3% is applied to the net cash flow that results from deducting all cash expenditures (including operating expenses and capital expenditures) from the cash revenues generated by Pemex-Exploration and Production's sales of goods and services.
Extraordinary Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production pays this duty, which is calculated on the same basis as the Hydrocarbon Extraction Duty, using a tax rate of 25.5%.
Additional Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production pays this duty, which is calculated on the same basis as the Hydrocarbon Extraction Duty, using a tax rate of 1.1%.
Hydrocarbon Income Tax
Petróleos Mexicanos pays this direct tax on behalf of itself and the subsidiary entities. This tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and subsidiary entities are not subject. A tax rate of 35% is applied to net income (determined in accordance with the Income Tax Law) of each of Petróleos Mexicanos and the subsidiary entities, which may be determined on a consolidated basis.

IEPS Tax
The Special Tax on Production and Services, which we refer to as the IEPS Tax, is an indirect tax on domestic sales of gasoline, diesel and natural gas for automotive use that Pemex-Refining and Pemex-Gas and Basic Petrochemicals collect on behalf of the Mexican Government. The IEPS Tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product to its customers (not including value added tax, the retailers' margin and freight costs). Thus, the Mexican Government ensures that PEMEX retains an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collects the difference between the international prices and the prices at which these products are sold in Mexico. The IEPS Tax imposed on natural gas sales for automotive use is based on a variable percentage, taking into consideration the international reference price of this product and the reference of the retail price of unleaded gasoline.

        The sum of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax (collectively, the "Taxes and Duties") must equal the Hydrocarbon Duty. For 2001, the Hydrocarbon Duty is calculated by applying a rate of 60.8% to Petróleos Mexicanos and the subsidiary entities' sales revenues from the PMI Group and third parties, including the IEPS Tax generated by Pemex-Refining, but excluding the value added tax. We make advance payments to the Mexican Government in respect of our Tax and Duty liability up to the amount of the Hydrocarbon Duty. Our advance payments are, in turn, credited against our liability under the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax.

        In the event that the sum of the Taxes and Duties is not equal to the Hydrocarbon Duty, the rates of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty and the Additional Hydrocarbon Extraction Duty will be adjusted to ensure that the sum of the Taxes and Duties equals the Hydrocarbon Duty.

Excess Gains Revenue Duty

        This is an administrative duty payable to the Mexican Government in addition to the Hydrocarbon Duty. Each year, we must pay an Excess Gains Revenue Duty in an amount equal to 39.2% of those revenues in excess of a threshold price set for that year. In 2000 we paid an Excess Gains Revenue Duty because our crude oil export prices exceeded the U.S. $15.00 per barrel threshold established for that year. For 2001, the Excess Gains Revenue Duty was 39.2% of those revenues from crude oil export sales in excess of a threshold crude oil price of U.S. $18.00 per barrel. Thus, for every dollar exceeding the threshold price, we must pay to the Mexican Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Excess Gains Revenue Duty so that all revenues above the threshold amount for that year are payable to the Mexican Government. However, for the amount up to the threshold price, we pay only the Hydrocarbon Duty. See also "Item 5—Operating and Financial Review and Prospects—General—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes." We paid this duty in 2001 and cannot assure you that the Mexican Government will not lower this threshold price in the future and thereby increase the amounts that we would be required to pay to the Mexican Government.

Other Taxes

        Since 1994, our interest payments on our external debt have been subject to Mexican withholding taxes. In 1994, the Mexican Government credited our withholding tax payments against our tax liability, but since the end of 1994, the Mexican Government has not allowed such a credit. Nevertheless, withholding taxes do not represent a substantial portion of our total tax liability.

        Beginning in 1995, we have been subject to municipal and state taxes, such as real property and payroll taxes. However, because most of our facilities are located on federal property, which is not subject to municipal taxation, real property taxes are not a significant part of our overall taxes. Similarly, payroll taxes do not represent a substantial portion of our total tax liability.

        Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, certain of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 35% for 1999 through 2002, 34% for 2003, 33% for 2004 and 32% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries)). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company's income tax liability may be credited against the company's income tax liability in subsequent years. In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies was Ps. 807 million in 2000, Ps. 689 million in 1999 and Ps. 343 million in 1998.

Future Fiscal Reform

        Over the past few years, the Mexican Government and PEMEX have been discussing various proposals for reforming the Mexican federal tax regime applicable to us. The proposals have generally sought to change applicable tax law so that our fiscal burdens are similar to those of state-owned oil companies in other countries. In particular, we have presented alternative internal revenue strategies to improve the Mexican Government's recovery of income from hydrocarbon extraction, while allowing PEMEX to finance more efficiently the development of hydrocarbon reserves and investments in property, plant and equipment.

        At the current time, however, the Mexican Government has not taken a position on this issue. Because only the Mexican Congress has the power to enact a change in federal tax law, and given the highly politicized nature of the federal legislative process, we cannot predict the extent or nature of future changes, if any, to the federal tax law applicable to us.

UNITED MEXICAN STATES

        The information in this section with regard to Mexico has been included due to Petróleos Mexicanos and the subsidiary entities' relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

Form of Government

        The President of Mexico is the chief of the executive branch of the Mexican Government. The current President is Vicente Fox Quesada, whose term expires on November 30, 2006. The Constitution limits the President to one six-year term and does not allow for reelection for any additional terms.

        On July 2, 2000, all of the seats in the Senate and in the Chamber of Deputies were up for election. The election, together with later changes in the party affiliations of certain deputies, resulted in the following distribution of Congressional seats:

Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	60	46.9%	208	41.6%
National Action Party	46	35.9	207	41.4
Democratic Revolution Party	16	12.5	54	10.8
Ecological Green Party of Mexico	5	3.9	16	3.2
Labor Party	0	0.0	8	1.6
Nationalist Social Party	0	0.0	3	0.6
Social Alliance Party	0	0.0	2	0.4
Convergence for Democracy	1	0.8	2	0.4

Total	128	100.0%	500	100.0%

Note:    Totals may differ due to rounding.

Source:    Federal Electoral Institute

The Economy

  Program to Strengthen the Economy

        As a result of developments in the global economy, and their impact on Mexican external trade, the Mexican Government announced on May 11, 2001 that it expects that Mexico's GDP growth for 2001 would be between 2.5% and 3.0% in real terms. Concurrently, the Mexican Government presented its program to strengthen the Mexican economy, by stimulating growth on two fronts.

        First, the program aims to promote productive competitiveness through:

  •
  the improvement of the regulatory environment and the promotion of the use of modern technology;

  •
  the timely execution of infrastructure projects;

  •
  the promotion of housing construction; and

  •
  the improvement of financial products and access to financing.

        Second, the program aims to strengthen public-sector finances and increase public-sector productivity through:

  •
  the adjustment of expenditures to assure the attainment of the fiscal deficit and debt limits set by the Mexican Congress; and

  •
  the creation of more competitive and productive governmental institutions.

  The Mexican Government's Development Program

        On June 3, 1997, the Mexican Government announced the Programa Nacional de Financiamiento del Desarrollo 1997-2000 (National Development Financing Program 1997-2000, or "PRONAFIDE"). The PRONAFIDE's goals are to:

  •
  achieve, on average, real GDP growth of 5% per year during the years 1997-2000;

  •
  generate more than one million jobs per year;

  •
  increase real wages and salaries;

  •
  strengthen the capacity of the Mexican Government to respond to social needs;

  •
  avoid economic crises of the type suffered by Mexico during the past 20 years;

  •
  continue to decrease gradually the rate of inflation; and

  •
  achieve a public sector balance that is close to equilibrium by the year 2000.

        In order to achieve a sustainable real GDP growth of 5%, the Mexican Government believes an investment rate of 25% of GDP is required. Thus, the PRONAFIDE seeks to stimulate investment by:

  •
  promoting private sector savings through the new pension system and through a fiscal policy aimed at stimulating internal savings of individuals, families and businesses;

  •
  consolidating public savings through the rationalization of public expenditures and keeping such expenditures within the level of tax revenues, although investment and social programs will continue to be a priority;

  •
  using external savings only as a complement to internal savings; and

  •
  strengthening and modernizing the financial system through adequate supervision and controls, as well as stimulating and reorienting development banks by increasing their level of investment efficiency.

  Gross Domestic Product

        During 2000, GDP grew by 6.6% in real terms, exceeding the target originally set in the General Economic Policy Guidelines for 2000 by 2.1 percentage points. GDP grew by 7.5% in real terms in the first quarter of 2000, 7.4% in the second quarter, 7.1% in the third quarter and 4.7% in the fourth quarter.

        In 2000, all of the productive sectors of the economy experienced significant growth. The transportation, storage and communications sector grew by 9.6%, the commerce, hotels and restaurants sectors grew by 12.4%, the financial services, insurance and real estate sector grew by 5.2%, and the community, social and personal services sector grew by 2.9%, each in real terms. The manufacturing sector expanded by 6.9% in real terms. In addition, electricity, gas and water; construction; and mining, petroleum and gas grew by 1.0%, 5.1% and 3.8% in real terms, respectively. Also during 2000, the agriculture and livestock, fishing and forestry sector grew by 0.6% in real terms.

        According to preliminary figures, GDP increased by 2.0% in real terms in the first quarter of 2001, as compared with the same period of 2000. The commerce, hotels and restaurants sector grew by 6.3% and the transportation, storage and communications sector grew by 6.5%. Increases were also experienced by financial services, insurance and real estate, which registered real growth of 3.7%, and community, social and personal services, which registered real growth of 1.0%. The mining, petroleum and gas sector and the electricity, gas and water sector grew by 0.2% and 1.9%, each in real terms. The agriculture, livestock, fishing and forestry sector decreased by 6.2%, the construction sector decreased by 3.6%, and the manufacturing sector decreased 1.3%, each in real terms.

        The following table sets forth the change in Mexico's real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	1996	1997	1998	1999	2000	First quarter of 2001(1)
GDP (constant 1993 prices)	5.1%	6.8%	4.9%	3.7%	6.6%	2.0%
Agriculture, livestock, fishing and forestry	3.6	0.2	0.8	3.6	0.6	(6.2)
Mining, petroleum and gas	8.1	4.5	2.7	(2.1)	3.8	0.2
Manufacturing	10.8	9.9	7.3	4.2	6.9	(1.3)
Construction	9.8	9.3	4.2	5.0	5.1	(3.6)
Electricity, gas and water	4.6	5.2	1.9	7.9	1.0	1.9
Transportation, storage and communications	8.0	9.9	6.7	7.8	9.6	6.5
Commerce, hotels and restaurants	4.8	10.7	5.6	3.1	12.4	6.3
Financial services, insurance and real estate	0.6	3.7	4.6	3.6	5.2	3.7
Community, social and personal services	1.0	3.3	2.9	2.1	2.9	1.0

(1)    Preliminary.

Source: National Institute of Statistics, Geography and Informatics.

  Prices and Wages

        During most of 2000, consumer inflation (as measured by the change in the national consumer price index) maintained an uninterrupted downward trend in accordance with the goals established by Banco de México, Mexico's central bank. However, during the last few months of the year, the economy experienced inflationary pressures, which led Banco de México to adopt a stricter monetary stance. Inflation during 2000 was 8.96%, 1.04 percentage points lower than the official inflation target for the year.

        Inflation during the first four months of 2001 was 1.63%, 1.76 percentage points lower than during the same period of 2000.

        Producer prices (as measured by the change in the national producer price index) increased by 6.4% during 2000, 6.0 percentage points lower than the rate observed during 1999 and the lowest annual rate of increase during the past five years.

        On January 1, 2001, the minimum wage increased by 7.0%. In addition, the Mexican Government announced that electricity, gasoline and diesel prices would increase by 6.5% during 2001.

  Interest Rates

        The 28-day Treasury bill (Certificados de la Tesorería de la Federación, or Cetes) rate reached 18.08%, its highest level in 2000, during the last week of November 2000. This was primarily due to the volatility in the international financial markets caused by the signs of a deceleration in economic growth in the United States and the restrictive monetary policy adopted by Banco de México. However, interest rates registered a slight decline toward the end of the year. The 28-day Cetes rate averaged 15.2% during 2000, 6.2 percentage points lower than the average rate during 1999, and the 91-day Cetes rate averaged 16.2% for 2000, 6.2 percentage points lower than the average rate during 1999.

        During the first five months of 2001, interest rates on the 28-day Cetes averaged 15.6% and interest rates on the 91-day Cetes averaged 16.2%, as compared with average rates of 14.6% and 15.7%, respectively, during the same period of 2000. On May 31, 2001, the 28-day Cetes rate was 10.76% and the 91-day Cetes rate was 11.39%.

Financial System

  2000 Monetary Program

        The principal objective of Mexico's monetary policy has been to reduce inflation. Banco de México has tightened domestic credit in response to depreciation in the exchange rate, capital outflows or higher than projected inflation. New reserve requirements (which are intended to limit the amount of overdrafts by banks of their accounts at Banco de México) were introduced by Banco de México to facilitate the regulation of liquidity and reduce Banco de México's daily net extension of credit. In addition, Banco de México has established quarterly targets for the expansion of net domestic credit since 1996.

        Banco de México's monetary policy during 2000 continued to target a sustainable reduction in inflation. In this context, Banco de México maintained the "short" mechanism as its principal monetary policy instrument, increasing the short on six occasions during 2000, from Ps. 160 million to Ps. 180 million on January 18, from Ps. 180 million to Ps. 200 million on May 16, from Ps. 200 million to Ps. 230 million on June 26, from Ps. 230 million to Ps. 280 million on July 31, from Ps. 280 million to Ps. 310 million on October 18, and from Ps. 310 million to Ps. 350 million on November 10. The May, June, July, October and November increases were in response to increased internal and external factors that threatened the achievement of the inflation target for 2000 and Mexico's goal of bringing inflation in line with that of its main trading partners by 2003. The factors identified by Banco de México included (i) increased aggregate demand, (ii) increased inflationary pressures in the United States and in other principal developed economies and (iii) recent increases in the prices of certain fruits and vegetables. Banco de México's restrictive monetary policy played an important role in reducing short-term and medium-term inflationary expectations.

        At the end of December 2000, the monetary base totaled Ps. 208,943 million, a 1.6% increase in real terms as compared to the level at December 31, 1999. The net domestic credit of Banco de México registered a negative balance of Ps. 133,443 million at December 29, 2000, a decrease of Ps. 57,152 million from the level at the end 1999. This decrease was attributable primarily to the accumulation of net international assets by Banco de México during this period, since the monetary base remained within the limits established in the monetary program.

        During 2000, the M1a money supply increased by 5.6% in real terms, as compared with 12.5% real growth in 1999. This trend was due primarily to a deceleration in the rate of growth of the economy and the increase in interest rates observed during the second half of the year. In addition, checking account deposits denominated in pesos increased by 24.5% in real terms during 2000.

        The growth in financial savings, defined as the difference between the monetary aggregates M4a, and bills and coins held by the public, declined from 5.0% in real terms in 1999 to 3.6% in 2000. Savings generated by Mexican residents increased by 4.6% in real terms, whereas savings generated by non-residents decreased by 26.0% in real terms.

        Since April 2000, Banco de México has been publishing quarterly reports on inflation.

  2001 Monetary Program

        The primary objective of Banco de México's 2001 monetary program is to reduce inflation to 6.5% in 2001 and to 3.0% in 2003. To this end, the 2001 monetary program relies on four basic elements:

  •
  a restrictive monetary policy;

  •
  adjustments to the prices of goods and services administered by the public sector to react to inflationary pressures whenever necessary;

  •
  a prudent fiscal stance; and

  •
  salary increases congruent with sustainable productivity gains and with inflation targets.

        The monetary program also assumes the absence of certain external factors, such as reductions in the prices of commodities exported by Mexico or the inflows of foreign capital, which could result in a considerable modification of the real exchange rate.

        Banco de México will publish quarterly reports on inflation throughout 2001. Monetary policy will be restricted if and when necessary to bring inflation in line with the Mexican Government's medium-term goal.

        In 2001, Banco de México expects to continue to use the "short" mechanism as an instrument to indicate modifications in its monetary stance, and to induce the necessary movements of interest rates to achieve inflation objectives. Banco de México has identified the following factors that may lead it to use the "short" mechanism in 2001:

  •
  increased aggregate demand which exceeds increases in production;

  •
  increased inflationary pressures in the United States and in other principal developed economies; and

  •
  disorderly conditions in the money and foreign exchange markets.

        In January 2001, the "short" was increased from Ps. 350 million to Ps. 400 million. The January increase was in response to internal and external factors that could threaten the achievement of the inflation target for 2001. Banco de México identified as an internal factor increases in aggregate demand which exceeded increases in production. Banco de México identified as an external factor a deceleration of economic growth in the United States, beginning in the second half of 2000.

        During the first four months of 2001, the rate of inflation in Mexico has been consistent with the trajectory necessary to meet the central bank's annual inflation target of less than 6.5% by December 2001, as discussed under "—The Economy—Prices and Wages."

        Moreover, it appears that financial market participants have recently perceived a decrease in factors that could threaten the achievement of the inflationary target, leading to an approximately 6 percentage point decline in short-term interest rates from January to May 2001.

        In light of the recent decline in interest rates and inflationary expectations, the Board of Governors of Banco de México decided to decrease the "short" mechanism from Ps. 400 million to Ps. 350 million as of May 18, 2001. However, if internal or external events or a change in inflationary expectations threatens the achievement of the inflation target, Banco de México could again increase the "short" mechanism.

        At April 30, 2001, the monetary base totaled Ps. 174.6 billion, a 17.7% decrease in real terms as compared to the level at December 29, 2000. By December 31, 2001, Banco de México estimates that the monetary base will total Ps. 237.4 billion, a 13.6% increase over the level at December 29, 2000.

  Banking System

        In connection with the implementation of the North American Free Trade Agreement, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. On April 20, 1994, the Ministry of Finance and Public Credit issued regulations which implemented these amendments, as well as provisions of the North American Free Trade Agreement dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions established pursuant to the North American Free Trade Agreement and other trade treaties, excluding Mexican banks acquired pursuant to a program approved by the Ministry of Finance and Public Credit, could not exceed 25% of the total net capitalization of all Mexican banks until January 1, 2000.

        In December 1998, Congress approved legislation introducing a package of financial and banking reforms which supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law and the North American Free Trade Agreement regulations discussed above. Under the 1998 reforms, all remaining restrictions on foreign ownership of the largest Mexican banks were removed. Foreign ownership was previously restricted in any Mexican bank whose net capital exceeded 6% of the aggregate net capital of all Mexican banks. In addition, the aggregate foreign shareholdings of Mexican-controlled banks was limited to 49% and no foreign shareholder was authorized to own, directly or indirectly, more than 5% of the equity of any Mexican bank (or 20%, with the approval of the Ministry of Finance and Public Credit). Those limits did not, however, apply to any foreign financial institution that acquired control (i.e., more than 51% of the common stock) of a smaller-sized Mexican bank (i.e., one whose net capital did not exceed 6% of the Mexican banking system's aggregate net capital).

  Banking Supervision and Support

        The 1994-1995 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.

        The weakening of the banking system prompted the Mexican Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect on March 11, 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México's daily net extension of credit. In addition, effective January 1, 1997, Banking Circular 1343 issued by the National Banking and Securities Commission, or "CNBV," adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

        In response to the 1994-95 financial crisis, the Mexican Government took a number of other steps to support the banking system, including:

  •
  The establishment of the Temporary Capitalization Program, or "PROCAPTE," a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings, or "FOBAPROA," advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. In March 1995, five commercial banks obtained support through PROCAPTE. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

  •
  Through FOBAPROA, the Mexican Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995, and were completely repaid by August 31, 1995. No such drawings were made after that date.

  •
  Mexican law was amended to broaden the scope for investment by foreign and Mexican investors in the equity of Mexican financial institutions.

  •
  The CNBV was, through amendment of the banking laws, granted enhanced powers of administrative and management intervention in financial holdings companies. The CNBV also increased its supervisory activities through closer and more frequent inspections and heightened reporting requirements.

  •
  Beginning in March 1995, the Mexican Government announced a series of debtor support programs, discussed below, designed to help financial institutions and their debtors restructure the large number of past-due loans caused by the financial crisis and the ensuing increase in domestic interest rates and economic recession.

  •
  In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico's financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.

  •
  Beginning in 1994, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group in 1994, Grupo Financiero Asemex-Banpaís, S.A. de C.V. and its banking and insurance subsidiaries in 1995 and Banco Capital, S.A. and Banco del Sureste, S.A. in 1996.

        In 1998, the Mexican Government's program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Bank Savings Insurance Institute, or "IPAB," which assumed FOBAPROA's assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms. IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits are being introduced gradually. By 2005, deposit insurance will be limited to 400,000 Unidades de Inversión ("UDIs", units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At June 15, 2001, one UDI was worth Ps. 2.982793.

        The Congress allocates funds to IPAB on an annual basis to manage and service IPAB's net liabilities, but they generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At December 29, 2000, IPAB's debt totaled Ps. 747.3 billion.

        In addition to Mexico's auctions of debt securities in the domestic market, IPAB announced on January 6, 2000 that it planned to sell peso-denominated debt securities in Mexico. IPAB will use the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB's securities are sold through auctions conducted by Banco de México.

        On March 1, 2000, IPAB conducted its first offering of peso-denominated debt securities, placing Ps. 1.0 billion of three-year Savings Protection Bonds. These Savings Protection Bonds pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate or the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento).

        In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-96 period. Significant transactions include the following:

  •
  In October 1999, Banco Mercantil del Norte, S.A., known as Banorte, won the bidding to administer, for a period of four years, part of the loan portfolio of Banca Serfin, S.A. IPAB took control of Serfin in July 1999, but the loans being sold were assumed by IPAB's predecessor, FOBAPROA, between June 1995 and January 1997. Banorte bid Ps. 2,582 million for the administrative and collection rights to the portfolio, which consists of Ps. 25 billion face value of non-performing loans. The proceeds of the sale will be applied to IPAB's liabilities.

  •
  In November 1999, a consortium of financial institutions led by Goldman, Sachs & Co. won the bidding to administer and collect, for a period of four years, part of the loan portfolio of Banco Union, S.A. The consortium bid Ps. 842.6 million for the administration and collection rights to the portfolio, which consists of Ps. 7,639 million face value of non-performing loans. In addition to the proceeds of the sale, IPAB will receive a portion of the loan repayments collected by the consortium.

  •
  In March 2000, Firstcity Commercial Corporation won the bidding to acquire part of the loan portfolio of Banco Santander Mexicano. Firstcity Commercial Corporation submitted a bid worth Ps. 1,431.8 million for the loan portfolio, which bears a principal amount of Ps. 6,943 million.

  •
  On March 9, 2000, IPAB announced that Deutsche Bank, in association with JE Robert, signed a contract with BanCrecer, S.A. ("BanCrecer"), to administer and collect part of the loan portfolio of BanCrecer. IPAB had taken control of BanCrecer in November 1999. Fénix Administración de Activos, a subsidiary of Deutsche Bank and JE Robert, will assume the administration of the portfolio for a period of four years. BanCrecer's portfolio is valued at Ps. 51,416 million.

  •
  In May 2000, Grupo Financiero Santander Mexicano won the bidding to acquire 100% of the stock of Grupo Financiero Serfin, S.A. Grupo Financiero Santander Mexicano bid Ps. 14,650 million, representing 159% of Grupo Financiero Serfin, S.A.'s book value at March 31, 2000.

  •
  In August 2000, Grupo Financiero Bancomer acquired 100% of the stock of Banca Promex for Ps. 562.2 million, representing the value of Banca Promex's capital, plus a premium payment of Ps. 1,424.3 million and 145,775,000 shares of Grupo Financiero Bancomer's Series O stock. The total purchase price represented approximately 500% of the value of Banca Promex's stock at June 30, 2000.

  •
  Grupo Financiero Inverlat ("GFI") was recapitalized on November 30, 2000 through the acquisition by the Bank of Nova Scotia ("Scotiabank") of 55% of GFI's capital stock. In that transaction, IPAB received Ps. 1,836 million plus an additional $40 million from Scotiabank for a 45% interest in GFI, which, in addition to a 10% interest already held by Scotiabank, resulted in

    Scotiabank controlling 55% of the outstanding capital stock of GFI. IPAB still retains a 36% interest in GFI, which it intends to sell by the end of 2003. The remaining 9% of the capital stock of GFI is to be distributed among the eligible original shareholders of GFI. In addition to the proceeds from the GFI transaction, from January through September 2000, IPAB received Ps. 1,460 million from GFI's loan recoveries and asset sales.

        The Ministry of Finance of Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective January 1, 2000. These rules require Mexican commercial banks to:

  •
  gradually reduce to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital by January 1, 2003;

  •
  include all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;

  •
  gradually remove investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital by January 1, 2003, except where those investments result from the capitalization of restructured loans; and

  •
  remove from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and establish general loan loss reserves for these types of assets.

        The new rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with a new financing alternative in international markets. These new instruments will have a minimum maturity of 10 years, will be unsecured and deeply subordinated and will provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.

        On April 27, 2000, the Mexican Congress passed into law the Commercial Reorganization and Bankruptcy Act, a new framework for business reorganizations and for bankruptcy proceedings, which is intended to result in greater legal certainty and swifter case resolution for debtors and creditors involved in the insolvency process. The new law replaces one that had been in place since 1943. Among its provisions, the new law limits the period of time in which insolvent debtors may reach a reorganization agreement with their creditors before a liquidation of the debtor is imposed. The new law also establishes a Federal Institute of Reorganization and Bankruptcy Specialists, which is intended to coordinate the provision of certain technical support in reorganization cases and to ensure that the professionals assigned to provide such support meet certain ethical and professional requirements.

        On April 30, 2000, the Mexican Congress passed into law the Miscellany of Secured Lending, which amends the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions and the Credit Institutions Law. The new law is intended to promote the availability of credit to small- and medium-size businesses by allowing a wider range of assets to be used as collateral for new borrowing. It recognizes two new types of security interests, a pledge while the borrower retains possession of the collateral and a collateral trust where a trustee holds the collateral for the benefit of the lender. Under the new law, if a debtor defaults on its obligation to a creditor who holds either type of security interest, the obligation may be satisfied by the transfer of the collateral to the creditor. In such a case, if the value of collateral exceeds the value of the obligation, the creditor will be obligated to compensate the debtor for the difference. The new law also provides for an expedited procedure for creditors to execute judgments against security interests.

        During the second half of 2000, the Mexican Government continued to establish rules and criteria for the regulation of banking institutions in accordance with accepted international practices. In September 2000, the Mexican Government launched a new methodology for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000, new rules for classifying credit portfolios and new capitalization requirements for development banks were announced.

        In April 2001, the Congress approved a series of initiatives intended to help develop and strengthen the financial system. The initiatives approved by Congress, which will become effective only after their publication on the Official Gazette of the Federation, are discussed below.

        Amendments to Credit Institutions Law and Financial Groups Law.    These amendments are intended to enhance the transparency of and competition among financial institutions, as well as to strengthen their regulation and supervision and to develop financial products and services. The objectives of the initiative are to:

  •
  enhance corporate governance by (1) expanding minority shareholders' rights, (2) introducing independent board members, and (3) creating an audit committee of the board of directors;

  •
  improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services, and (3) setting a new framework for related operations; and

  •
  strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks' capitalization levels, (2) defining responsibilities and activities of the various financial authorities, and (3) expanding the role of external auditors.

        Mutual and Investment Funds Law.    The proposed reform aims to develop financial intermediaries other than banks, thus allowing retail investors to participate in a more transparent and liquid securities market. The goals of the reform are to:

  •
  introduce the concept of investment fund distributors, and

  •
  avoid conflicts of interest between investment funds and operating companies by (1) requiring that one-third of the members of the board of each investment fund be independent, and (2) by precluding brokerage houses and banks from acting directly as operating companies.

        Amendments to Securities Market Law.    The proposed amendments aim to promote the securities market by making it more transparent, liquid and efficient and to include stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amendments require issuers of securities to appoint an audit committee of the board, which will have full access to the issuer's information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduce provisions that are intended to regulate the duties of board members and the legal responsibility of board members when acting in violation of such duties. The amendments also broaden the scope of insider trading provisions and introduce more severe penalties for insider trading violations.

        Organic Law of the National Savings and Financial Services Bank.    This initiative seeks to improve and strengthen the institutional framework for popular savings and incorporate more people into the formal financial system by creating a National Savings and Financial Services Bank. The goals of the initiative are to:

  •
  provide savings and lending services to people who do not have access to traditional financial institutions, and

  •
  create a financial culture among low-income sectors.

        At December 29, 2000, calculated in accordance with the accounting criteria applicable to credit institutions since the beginning of 1997, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 54,697.5 million, as compared with Ps. 80,750.8 million at December 31, 1999. The past-due loans of the banking system decreased by 37.8% in real terms in 2000 from the level at December 31, 1999. This decline was primarily due to the positive impact of the closing of the debt-relief program for debtors implemented starting on January 1, 1999 and also to write-offs and recoveries made by some banks. The total loan portfolio of the banking system grew by 2.1% in real terms during the fourth quarter of the year. As a consequence, the past-due loans ratio of commercial banks was 5.8% at December 29, 2000, as compared with 10.4% at December 31, 1999 and 11.3% at December 31, 1998.

        Loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 63,070.7 million at December 31, 2000, as compared with Ps. 87,027.9 million at December 31, 1999. At this level, commercial banks have reserves covering 115.3% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

  The Securities Market

        The Mexican Stock Exchange is Mexico's only stock exchange and is located in Mexico City. The Mexican Stock Exchange is organized as a corporation with shares owned by 31 brokerage firms, each of which is authorized to trade on the exchange floor. Both debt and equity securities are traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers' acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America's largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

        The market capitalization of the Mexican Stock Exchange was U.S. $125.7 billion at the end of 2000, representing a decrease of 18.1% from its year-end 1999 level. The value of transactions on the Mexican Stock Exchange reached U.S. $52.4 billion in 2000, 24.0% more than the 1999 level. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 1.0% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 99.0% of transactions.

        During the first three months of 2000, the Stock Market Index registered an upward trend, due to the public's confidence in the economy as result of the preceding year's economic performance. The Stock Market Index reached its highest level on March 9, 2000, registering 8,319.67 points. However, during the rest of the year, the Mexican Stock Exchange Index registered a downward trend due to increasing volatility in the international financial markets. This behavior was attributable to the poor performance of the stock markets in the United States, particularly the NASDAQ. At December 29, 2000, the Stock Market Index stood at 5,652.19 points, representing a 20.7% decrease in nominal peso terms and 27.2% decrease in real peso terms from the level at December 31, 1999.

        At April 30, 2001, the Stock Market Index stood at 5,987.25 points, representing a 5.9% increase in nominal peso terms and a 4.2% increase in real peso terms from the level at December 29, 2000.

External Sector of the Economy

  Foreign Trade

        In 2000, Mexican exports grew by 22.0%, reaching U.S. $166.5 billion. Imports grew by 22.9% as compared with 1999, reaching U.S. $174.5 billion. Imports were mainly driven by the dynamism of domestic demand and the greater availability of external resources. As a result, the accumulated trade deficit for 2000 was U.S. $8.0 billion, 43.3% greater than in 1999.

        Petroleum exports increased by 65.0% in 2000, non-petroleum exports increased by 18.7% and exports of manufactured good increased by 19.0%, in each case as compared with 1999. Imports of intermediate goods increased by 22.3%, imports of capital goods increased by 17.5% and imports of consumer goods increased by 37.1%, each as compared with 1999.

        During the first four months of 2001, Mexico recorded a trade deficit of U.S. $3,034 million, as compared with a trade deficit of U.S. $1,474 million for the same period of 2000. Merchandise exports increased by 4.9% during the first four months of 2001, to U.S. $52,942 million, as compared with U.S. $50,462 million in the same period of 2000. During the first four months of 2001, petroleum exports decreased by 9.1% and non-petroleum exports increased by 6.5%, in each case as compared with the same period of 2000. Exports of manufactured goods, which represented 85.4% of total merchandise exports, increased by 7.1% during the first four months of 2001. Total imports were U.S. $55,975 million during the first four months of 2001, a 7.8% increase as compared with the same period of 2000. Imports of intermediate goods increased by 5.2%, imports of capital goods increased by 8.0% and imports of consumer goods increased by 29.2% during the first four months of 2001, each as compared with the same period of 2000.

        In March 2000, Mexico and the European Union signed a free trade agreement, which took effect on July 1, 2000. The agreement covers industrial tariffs, agricultural goods, services, public procurement, rules of competition and investment, intellectual property, rules of origin and dispute resolution.

  Balance of International Payments

        According to preliminary figures, during 2000, the current account registered a deficit of U.S. $18,111 million, or 3.1% of GDP, U.S. $4,112 million higher than the current account deficit registered in 1999. Approximately 82.3% of the current account deficit was financed by foreign direct investment. The increase in the current account deficit in 2000 was primarily attributable to a larger trade deficit. The capital account registered a surplus of U.S. $17,786 million in 2000, as compared with a surplus of U.S. $13,416 million in 1999. The increase was principally due to an inflow of long-term external resources, such as foreign direct investment flows. In addition, there was inflow of resources resulting from the reduction of assets held abroad by Mexican residents. At the same time, there was a modest inflow of foreign portfolio investment and significant reductions in indebtedness of the public sector and Banco de México.

        During 2000, total foreign investment in Mexico reached U.S. $14,475 million, as a result of an inflow of U.S. $14,911 million in direct foreign investment and an outflow of U.S. $436 million of net foreign portfolio investment.

        According to preliminary figures, during the first quarter of 2001, Mexico's current account registered a deficit of 3.1% of GDP or U.S. $4,771 million, U.S. $25 million more than the current account deficit in the first quarter of 2000. The capital account surplus for the first quarter of 2001 totaled U.S. $7,689 million, as compared with a surplus of U.S. $8,039 million during the first quarter of 2000. During the first quarter of 2001, direct foreign investment totaled U.S. $2,740 million and portfolio investment (including securities placed abroad) totaled of U.S. $3,345 million.

        In August 1996, the Foreign Exchange Commission, comprised of members of the Ministry of Finance and Banco de México, announced a plan to increase Mexico's reserves by conducting monthly auctions of options to sell U.S. dollars to Banco de México. The auctions took place among commercial banks, which could assign their rights arising therefrom.

        The auctions met the objective for which they were created. They allowed Banco de México to accumulate international assets without creating distortions in the currency markets. Through this mechanism, Banco de México has accumulated U.S. $12,117 million in reserves since the auctions were introduced in 1996. At May 11, 2001, the net international assets of Banco de México totaled U.S. $40,732 million, a level sufficiently high to justify the suspension of the accumulation by this mechanism.

        On May 18, 2001, the Foreign Exchange Commission decided to suspend until further notice the sale of options after the auction to be held June 29, 2001.

        At December 29, 2000, Mexico's international reserves totaled U.S. $33,555 million, an increase of U.S. $2,822 million from the level at December 30, 1999. The net international assets of Banco de México were U.S. $35,629 million at December 29, 2000, an increase of U.S. $8,249 million from December 30, 1999. At June 8, 2001, Mexico's international reserves totaled U.S. $39,018 million, an increase of U.S. $5,463 million from the level at December 29, 2000. The net international assets of Banco de México totaled U.S. $40,280 million at June 8, 2001, an increase of U.S. $4,651 million from December 29, 2000.

  Direct Foreign Investment in Mexico

        During 2000, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $10.3 billion. Total accumulated direct foreign investment in Mexico during the 1996-2000 period amounted to approximately U.S. $49.1 billion. Of the total direct foreign investment accumulated during the 1996-2000 period, excluding that in securities, 65.9% has been channeled to industry, 32.5% to services, 1.1% to mining and 0.5% to agriculture and fishing.

        During 2000, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $14.5 billion, and was comprised of direct foreign investment of U.S. $14.9 billion and portfolio investment of U.S. $(0.4) billion.

  Exchange Controls and Foreign Exchange Rates

        Since December 22, 1994 the Mexican Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Mexican Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since the beginning of October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

        In February 1997, the Foreign Exchange Commission established a program enabling Banco de México to sell up to U.S. $200 million of dollars to Mexican commercial banks pursuant to an auction mechanism on any day in which the peso/dollar exchange rate applicable to the payment of obligations denominated in foreign currencies exceeds the corresponding rate on the preceding business day by more than 2%. This mechanism was adopted with the aim of moderating the volatility of the peso/dollar exchange rate, while maintaining the Mexican Government's freely floating exchange rate regime.

        On August 26, 1998, the Foreign Exchange Commission decided to allow Banco de México to increase the number of currency auctions held per day from two to three, in order to increase the likelihood that Banco de México would sell the entire maximum amount of U.S. $200 million on any day it chose to use the auction program. From October 27, 1997 through May 31, 2001, Banco de México sold U.S. $1,900 million under this program, auctioning dollars on October 27 and 30 and November 6, 1997, January 12, May 27, August 21 and 26, September 10 and 21 and October 8, 1998 and on January 12 and 13 and May 25, 1999. On June 8, 2000, Mexico sold U.S. $50 million, the first such sale of dollars under this program since May 25, 1999.

        On September 10, 1998, in response to continuing steep declines in the value of the peso, Banco de México sold a total of U.S. $478 million. U.S. $200 million of this amount was sold under the auction program, and the remainder was sold as an extraordinary direct sale of dollars at market rates, the first extraordinary intervention by Banco de México in the foreign currency market since December 1995.

        The Foreign Exchange Commission resolved on May 18, 2001 to suspend use of the mechanism for the contingent sale of dollars. The suspension will take effect as of July 2, 2001.

        Following a period of relative stability, during June and the first two weeks of July of 2000, pressures on the peso-dollar exchange rate resumed, due primarily to uncertainty generated by financial problems in Argentina. In December of 2000, the exchange rate experienced new pressures due primarily to unfavorable external factors, notably the growing evidence of the U.S. economic deceleration and the downward correction in the price of oil.

        During 2000, the monthly average peso/U.S. dollar exchange rate was Ps. 9.456 = U.S. $1.00. During the first five months of 2001, the monthly average peso/U.S. dollar exchange rate was Ps. 9.518 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on June 8, 2001 (to take effect on the second business day thereafter) was Ps. 9.0680 = U.S. $1.00.

Public Finance

  Fiscal Policy

        The rationalization of public expenditure and the augmentation of revenue have been important components of the Mexican Government's economic stabilization strategy. The Mexican Government's fiscal policy has had two fundamental objectives: to establish the macroeconomic foundation for sustained growth and to focus the Mexican Government's resources on those sectors in which the Mexican Government can have the greatest impact in supporting social development and the competitiveness of the Mexican economy.

        At present, the Mexican Government's principal short-term fiscal policy objectives, in addition to countering inflation, are to:

  •
  strengthen economic activity and exports,

  •
  maintain an adequate surplus in the Mexican Government's primary balance while incurring only a moderate public sector deficit,

  •
  continue to promote fiscal federalism, and

  •
  increase the efficiency and competitiveness of the economy and the effectiveness of the tax collection system.

        The Mexican Government's principal fiscal policy objectives over the medium-term are to:

  •
  significantly reduce the inflation rate to levels approximating those of Mexico's major trading partners,

  •
  consolidate the process of sustainable economic growth,

  •
  promote private sector savings,

  •
  continue to modernize the economy, and

  •
  strengthen social policy through increased real spending on social development.

  2001 Budget

        On December 28, 2000, the Congress approved the Federal Annual Revenue Law for 2001 and on December 29, 2000, the Congress approved the Federal Expenditure Budget for 2001 (together with the Federal Annual Revenue Law for 2001, the "2001 Budget"). The principal objectives of the 2001 Budget are to maintain sound public finances and a tight fiscal stance in order to promote a more stable economic environment, higher domestic savings and investment rates and higher employment rates.

        Under the 2001 Budget, the Mexican Government estimates that it will devote Ps. 236,988 billion (25.6% of total budgetary programmable expenditures) to education and Ps. 261,293 billion (28.3% of total budgetary programmable expenditures) to health and social security.

        The Mexican Government also expects that it will devote Ps. 51,491 billion (5.6% of total budgetary programmable expenditures) to regional and urban development and Ps. 12,696 billion (1.2% of total budgetary programmable expenditures) to social spending and nutrition. In addition, the 2001 Budget contemplates that Ps. 184,231 billion will be used for the debt service of the Mexican Government and that Ps. 22,854 billion will be used for the debt service of the public sector agencies included in the 2001 Budget.

        The assumptions and targets underlying the 2001 Budget, as embodied in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2001, the results for 1999 and preliminary results for 2000 and the first quarter of 2001 are set forth below.

1999 Results; and Preliminary 2000 and First Quarter 2001 Results;
2001 Budget Assumptions and Targets

	1999 Results	2000 Results	First quarter of 2001(1)	2001 Budget
Real GDP growth (%)	3.8	6.6	2.0	2.5-3.0	(2)
Increase in the national consumer price index (%)	12.3	9.0	1.1	6.5
Average export price of Mexican oil mix (U.S.$/barrel)	15.5	24.6	19.6	18.0
Current account deficit as % of GDP	3.0	3.1	3.0	3.8
Average exchange rate (Ps. /$1.00)	9.561	9.456	9.697	10.1
Average rate on 28-day Cetes (%)	21.4	15.2	17.0	12.4
Public sector balance as % of GDP	(1.1)	(1.1)	0.9	(0.7)
Primary balance as % of GDP	2.5	2.6	4.9	2.7

(1)
Preliminary.
(2)
Budget revised on May 11, 2001.

Source: Ministry of Finance and Public Credit, except for oil price data, which is provided by PEMEX.

        The increase in international oil prices and the strength of economic activity in Mexico favorably influenced the public finance results in 2000. During 2000, the public sector recorded an overall deficit of Ps. 60.6 billion or 1.1% of GDP, slightly higher than the deficit recorded in 1999.

        The overall primary balance registered a surplus of Ps. 143.4 billion, or 2.6% of GDP, in 2000, 11.3% greater in real terms than the primary balance registered in 1999.

        The public sector registered an overall surplus of Ps. 13.3 billion in the first quarter of 2001, a reduction in real terms of 6.3% compared to the first quarter of last year, and the primary balance registered a surplus of Ps. 69.5 billion, 4.5% lower in real terms when compared to the same period of 2000.

        During the first quarter of 2001, public sector revenues were negatively affected by:

  •
  less dynamic economic activity,

  •
  the strength of the Mexican peso with respect to the U.S. dollar, and

  •
  the reduction in the volume of oil exports agreed with other oil producing countries to stabilize medium-term oil prices.

        These factors caused budgetary revenues in the first quarter of the year to be Ps. 3.4 billion lower than projected in the estimate published in the Official Gazette of the Federation on January 31, 2001, as stated in the 2001 Budget. In accordance with the automatic adjustment mechanism contained in Article 32 of the 2001 Budget, and in response to the lower than projected revenues, the Mexican Government will cut expenditures in the same amount, to ensure that the fiscal targets for 2001 will be met.

Public Debt

  Internal Public Debt

        Internal debt is presented herein on a "net" basis, and includes the internal debt of the Mexican Government and budget-controlled agencies, excluding Banco de México's general account balance (which was negative at March 31, 2001, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). In addition, net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity ("Regulación Monetaria").

For a discussion of net internal debt, see footnote 2 to the table "Net Internal Public Debt" below. Internal debt does not include the debt of IPAB. See "—Financial System—Banking Supervision and Support."

        In 2000, the Mexican Government continued to pursue an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To this end, the Mexican Government continued to offer new instruments of longer maturities. In the last quarter of 1999, the Mexican Government offered for the first time 10-year UDI-denominated securities and guaranteed 30-year UDI-indexed Bonds. In January 2000, the Mexican Government began offering three-year fixed rate peso-denominated bonds.

        In addition to the three-year fixed rate peso-denominated debt securities that were first issued in January 2000, the Mexican Government issued five-year fixed rate peso-denominated securities in May 2000. With the issuance of these securities, the Mexican Government intends to establish a long-dated benchmark yield curve and to begin to develop a long-term private domestic debt market. The Mexican Government anticipates that the issuance of these instruments will also encourage:

  •
  increased use of long-term fixed rate contracts,

  •
  the issuance of long-term peso-denominated securities by Mexican companies,

  •
  the development of long-term financial hedging products, and

  •
  the potential to direct long-term savings toward the financing of long-term investment projects.

        The following table summarizes the net internal public debt of the Mexican Government and the budget-controlled agencies at each of the dates indicated.

Net Internal Public Debt

	December 31,					March 31,
	1996	1997	1998	1999	2000	2001
	(in billions of dollars)
Total net internal debt(2)	$23.1	$32.2	$34.9	$47.7	$63.3	N.A.
Mexican Government	22.8	32.1	34.8	47.7	63.3	$61.7
Peso-denominated	22.8	32.1	34.8	47.7	63.3	61.7
Foreign currency-denominated (Tesobonos)(2)	0.0	0.0	0.0	N.A.	N.A.	N.A.
Budget-controlled agencies	0.3	0.1	0.1	N.A.	N.A.	N.A.
Peso-denominated	0.1	0.0	0.0	N.A.	N.A.	N.A.
Foreign currency-denominated	0.2	0.1	0.1	N.A.	N.A.	N.A.

Note:  Totals may differ due to rounding.

N.A. = Not available.

(1)
Preliminary.
(2)
Does not include Tesobonos sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately U.S. $12.0 billion at December 31, 1994. Regulación Monetaria does not increase the Mexican Government's overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government's figure for net internal debt.

Source: Ministry of Finance and Public Credit.

At December 29, 2000, the net internal debt of the Mexican Government totaled U.S. $63.3 billion, an increase of U.S. $15.6 billion (or 32.7%) from the U.S. $47.7 billion outstanding at December 31, 1999. The increase in net internal debt was attributable to the fact that, as in previous years, the Mexican Government financed its deficit primarily through borrowings in the domestic market. At the end of December 2000, the average maturity of internal debt was 538 days, as compared with 561 days on December 31, 1999.

        At March 31, 2001, the stock of public net internal debt represented 10.3% of GDP (0.3 percentage points lower than in December 2000), and amounted to U.S. $61.7 billion, a decrease of U.S. $1.6 billion from the U.S. $63.3 billion outstanding at December 29, 2000. At the end of March 2001, the average maturity of internal debt was 570 days, as compared with 540 days on December 29, 2000.

        At the end of the first quarter of 2001, the Mexican Government announced an increase in the minimum amounts of 364 days Cetes, bondes and fixed rate bonds to be issued during the second quarter of 2001, with the purpose of further increasing the average maturity of the Mexican Government's internal debt.

  External Public Debt

        At December 29, 2000, Mexico's gross external public debt totaled U.S. $84.1 billion, a decrease of U.S. $8.2 billion from the U.S. $92.3 billion outstanding at December 31, 1999. The sharp reduction in the stock of gross external public debt was largely due to the Mexican Government's repurchase and redemption of more than U.S. $7.0 billion of Brady Bonds, in a series of transactions during 2000 and prior years, as part of the Mexican Government's debt management initiatives. Overall, total public debt (gross external debt plus net internal debt) at December 29, 2000, represented approximately 24.2% of nominal GDP.

        The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, budget-controlled agencies and administratively controlled agencies, and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund or the debt of IPAB. See "Financial System—Banking Supervision and Support." See footnote 1 to the table "Summary of External Public Debt" below.

Summary of External Public Debt(1)
By Type

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
1996	$55,569	$9,172	$28,553	$93,294	$4,991	$98,285
1997	48,827	9,514	25,920	84,261	4,060	88,321
1998	52,043	10,557	25,297	87,897	4,398	92,295
1999	52,738	11,101	24,158	87,997	4,293	92,290
2000	46,065	10,853	23,386	80,304	3,754	84,058
March 31, 2001	48,988	11,602	22,985	83,575	4,886	88,461

By Currencies(3)

	December 31,
	1996		1997		1998		1999		2000		March 31, 2001
	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)
U.S. Dollars	$81,757	83.2	$71,750	81.3	$74,551	80.8	$75,853	82.2	$71,065	84.0	$79,328	89.6
Japanese Yen	7,802	7.9	6,881	7.8	6,956	7.5	7,124	7.7	5,878	7.0	5,280	6.0
Deutsche Marks	3,239	3.3	3,940	4.4	4,132	4.5	3,201	3.5	1,270	1.5	1,203	1.4
Pounds Sterling	480	0.5	903	1.0	838	0.9	743	0.8	144	0.2	137	0.1
French Francs	2,317	2.4	1,909	2.2	1,910	2.1	1,521	1.7	628	0.7	578	0.7
Swiss Francs	302	0.3	268	0.3	265	0.3	214	0.2	27	0.0	25	0.0
Others	2,389	2.4	2,670	3.0	3,642	3.9	3,634	3.9	5,588	6.6	1,910	2.2

Total	$98,285	100.0	$88,321	100.0	$92,295	100.0	$92,290	100.0	$84,600	100.0	$88,461	100.0

Note:  Totals may differ due to rounding.

(1)
External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) external borrowings by the public sector after March 31, 2001, including approximately U.S. $1.0 billion in capital market financings and (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a "gross" basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a "net" or "economic" basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)
Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with the Mexican Government.
(3)
Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

        Outstanding gross public sector external debt increased by approximately U.S. $3.8 billion in the first quarter of 2001, from U.S. $84.6 billion at December 29, 2000, to U.S. $88.5 billion at March 31, 2001. Of this amount, U.S. $83.6 billion represented long-term debt and U.S. $4.9 billion represented short-term debt, as compared with U.S. $80.3 billion of long-term debt and U.S. $3.8 billion of short-term debt as of December 29, 2000.

        Since December 31, 2000, the Mexican Government and public sector entities have issued the following debt securities in the international capital markets:

  •
  On January 16, 2001, the Mexican Government issued U.S. $1.5 billion of 8.375% Global Notes due 2011;

  •
  On March 13, 2001, the Mexican Government issued 750 million of 7.375% Global Notes due 2008;

  •
  On March 30, 2001, the Mexican Government issued U.S. $3.3 billion of 8.125% Global Notes due 2019 in exchange for outstanding Brady Bonds; and

  •
  On May 15, 2001 the Mexican Government issued U.S. $1.0 billion of 8.375% Global Bonds due 2011.

Item 5. Operating and Financial Review and Prospects

General

        PEMEX earns income from:

  •
  export sales, which consist primarily of sales of crude oil and refined products;

  •
  domestic sales, which consist of sales of natural gas, refined products (such as gasoline, diesel fuel and liquefied petroleum gas) and petrochemical products; and

  •
  other sources, including investment income and foreign exchange gains.

        PEMEX's operating expenses include:

  •
  costs of sales (which include labor expenses), costs of operating, maintaining and repairing plants and equipment, purchases of refined petroleum and other products, depreciation and amortization of fixed assets (including estimated dismantlement and abandonment costs) and costs of increasing the reserve for exploration and depletion of oil fields;

  •
  expenses for transportation and distribution of our products;

  •
  administrative expenses; and

  •
  interest expense.

        PEMEX's income is affected by a number of factors, including:

  •
  changes in international prices of crude oil and refined petroleum products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

  •
  the type and volume of crude oil produced and exported;

  •
  the type and volume of natural gas produced and sold;

  •
  the results of development and exploration activities;

  •
  the amount of taxes and duties that the Mexican Government imposes on PEMEX;

  •
  Mexican inflation;

  •
  fluctuations in the peso-U.S. dollar exchange rate; and

  •
  Mexican and global economic conditions, including the levels of international interest rates.

Sales Volumes and Prices

        The profitability of our operations in any particular accounting period is directly related to the sales volume of, and average realized prices for, the crude oil and natural gas that we sell. The average realized prices for crude oil and natural gas fluctuate from one period to another due to world market conditions and other factors.

  Export Volumes and Prices

        Pemex-Exploration and Production sells crude oil to PMI, which then sells it to international clients. The volume of crude oil that we export is the volume delivered to international clients as adjusted for water content according to the bill of lading and standard market practice. We base our crude oil export price formulas on a basket of international reference prices and a constant set according to specific market conditions. We determine export prices of petroleum products and natural gas by reference to market conditions and direct negotiations with our clients.

        Significant changes in international crude oil prices directly affect our financial results. The impact of changes in crude oil prices on our refining activities and petrochemicals business depends on:

  •
  the magnitude of the change in crude oil prices;

  •
  how quickly petroleum and petrochemical product prices in international markets adjust to reflect changes in crude oil prices; and

  •
  the extent to which prices in Mexico, where we sell most of our petroleum products and petrochemicals, reflect international prices for those products.

        The following table sets forth the weighted average price per barrel of crude oil that PMI received from exports to international customers and the average price of its benchmark, West Texas Intermediate crude oil, for the years indicated. Note that the average prices of West Texas Intermediate crude oil are higher than the average prices of crude oil that we export. This is primarily due to the higher cost of refining sour crude oils, which make up a majority of our exports. See "Item 4—Information on the Company—Business Overview—Exploration and Production—Crude Oil Sales."

	Year Ended December 31,
	1996	1997	1998	1999	2000
West Texas Intermediate crude oil average price	$22.14	$20.61	$14.41	$19.25	$30.97
PEMEX crude oil weighted average export price	18.94	16.46	10.16	15.55	24.78

Note:	The numbers in this table are average prices for the full year. Spot prices at year end are different. On November 4, 2002 the spot price for West Texas Intermediate crude oil was U.S. $26.95 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $21.93 per barrel.
Sources:
1996 and 1997 figures: PEMEX's 1998 Statistical Yearbook and Platt's U.S. Market Scan (McGraw-Hill Company). 1998, 1999 and 2000 figures: PMI operating statistics, which are based on information in bills of lading, and Platt's U.S. Market Scan (McGraw-Hill Company).

  Domestic Prices

        Committees composed of officials of Petróleos Mexicanos and the subsidiary entities and representatives of various governmental agencies including, among others, the Ministry of Finance and Public Credit, the Ministry of Energy, the General Comptroller's Office and the Ministry of Economy set the formulas that we use to determine prices for crude oil and petroleum products sold in the domestic market. Petróleos Mexicanos and the subsidiary entities, together with the Mexican Government, pursue a policy that keeps domestic wholesale prices generally in line with international prices. We determine wholesale prices by reference to international prices, but make adjustments to reflect opportunity costs, transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is comprised of the wholesale price plus the value added tax, the retailer's margin and freight costs. The Ministry of Finance and Public Credit determines retail prices of gasoline and diesel before the beginning of each fiscal year in conjunction with the preparation of the Mexican Government's budget for that year. The Ministry of Finance and Public Credit also adjusts gasoline and diesel prices so that they are consistent with the Mexican Government's macroeconomic targets.

        Our retail prices for gasoline and diesel reflect the addition of the indirect Special Tax on Production and Services ("IEPS Tax") which we collect on behalf of the Mexican Government, as well as the value added tax. We charge the IEPS Tax only on gasoline, diesel and natural gas sales for automotive use. See "—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes" below, for a further discussion of the IEPS Tax. For financial statement purposes, the IEPS Tax is presented as part of Net Domestic Sales and then deducted after "Income before Hydrocarbon extraction duties, special tax on production services and other."

        Natural gas prices for domestic sale are calculated according to the Energy Regulatory Commission directives published on March 20, 1996. These prices reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

        The following table compares the average prices of petroleum products in Mexico and in the United States for the years indicated.

	1996		1997		1998		1999		2000
	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	1999	Mexico	U.S.
Oil Products
Unleaded regular gasoline(1)	$52.73	$48.32	$61.99	$47.61	$63.11	$41.53	$75.57	$45.58	$84.89	$60.83
Premium gasoline(1)	65.23	55.76	68.86	55.04	69.83	49.76	83.38	53.45	94.36	68.07
Jet fuel(2)	26.48	25.57	25.52	23.55	18.85	17.04	22.41	20.95	37.44	35.69
Kerosene(3)	38.93	27.32	46.32	25.82	49.71	19.04	62.59	22.61	70.34	37.64
Natural Gas(4)
Industrial	2.21	3.32	2.44	3.50	2.05	3.09	2.18	3.11	3.65	4.45
Residential	3.57	6.44	4.06	6.91	4.56	6.97	4.65	6.91	6.27	8.44
Selected Petrochemicals
Ammonia(5)	186.03	205.85	166.81	184.76	118.04	136.36	95.37	111.73	153.84	173.93
Polyethylene L.D.(6)	1,057.82	1,021.25	1,078.84	1,124.14	874.05	978.71	915.04	1,099.75	1,034.70	1,298.66
Polyethylene H.D.(7)	982.54	935.64	1,058.83	1,042.38	865.70	910.93	830.67	992.31	1,082.79	1,183.66
Styrene(8)	618.61	672.07	645.83	595.06	478.30	519.07	590.12	586.34	916.42	888.92

(1)
In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices for Houston, Texas.
 Sources: Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).
(2)
In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).
 Sources: Pemex-Refining and Platt's U.S. Market Scan (McGraw-Hill Company).
(3)
In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude them.
 Sources: Pemex-Refining and Petroleum Marketing Monthly published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).
(4)
In U.S. dollars per thousand cubic feet. Prices exclude taxes. From 1996 through 1998, prices are for Mexico City and surrounding areas. For 1999, prices are for all of Mexico. Industrial prices correspond to nomination of additional volumes under contract with notification to the supplier. Residential prices reflect the specific cost of transportation and distribution in that area. U.S. prices are national average industrial prices and Texas residential prices.
 Sources: Pemex-Gas and Basic Petrochemicals and Petroleum Marketing Monthly published by the Energy Information Administration (DOE).
(5)
In U.S. dollars per ton. Prices exclude taxes. Mexico prices to contract users at Cosoleacaque Petrochemical Plant. U.S. spot prices in Tampa, Florida.
 Sources: Pemex-Petrochemicals, Fertecon Weekly Ammonia Fax (Fertecon Limited) and Fertilizer Market Bulletin (FMB Consultants Ltd.).
(6)
In U.S. dollars per ton. Film quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are domestic contract average.
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).
(7)
In U.S. dollars per ton. Block molding quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are domestic contract average.
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).
(8)
In U.S. dollars per ton. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are average of contract and spot prices.
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).

  IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes

        The following table sets forth the taxes and duties that we paid each of the past three years.

	Year ended December 31,
	2000		1999		1998
	(in millions of pesos)
Hydrocarbon extractions duties and other taxes	Ps.	224,211	Ps.	120,477	Ps.	86,033
IEPS Tax		69,557		88,349		65,854

Total	Ps.	293,768	Ps.	208,826	Ps.	151,887

Note: For a description of these taxes and duties, see "Item 4—Information on the Company—Taxes and Duties" above.

        The IEPS Tax is an indirect tax on product sales that we collect on behalf of the Mexican Government. The IEPS Tax has two effects: (1) it ensures that we retain the portion of our sales revenues that represents the adjusted international reference prices of our products, and (2) it gives the Mexican Government the difference between the domestic retail prices and adjusted international reference prices of diesel and gasoline.

        When international prices decrease, our wholesale price will decrease and, as a result, the IEPS Tax that we collect from consumers and transfer to the Mexican Government will increase.

        For automotive fuels, the IEPS Tax is equal to the retail price at which Pemex-Refining sells gasoline and automotive diesel to retailers less Pemex-Refining's wholesale price, value added tax and distribution costs. For natural gas, the IEPS Tax on Pemex-Gas and Basic Petrochemicals' natural gas sales for automotive consumption is linked to the retail price of unleaded regular gasoline and the international reference price of natural gas.

        In addition to the IEPS Tax, we are subject to a number of other federal taxes and duties. In 2000, the sum of these taxes and duties totaled, and in 2001 the sum of these taxes and duties is expected to total, approximately 60.8% of the sales revenues of Petróleos Mexicanos and the subsidiary entities from sales to the PMI Group and to third parties. The IEPS Tax is credited against our hydrocarbon duties in arriving at our overall rate of taxation. In addition to these taxes and duties, we are subject to an additional 39.2% excess gains duty, which applies to the portion of proceeds of our crude oil exports that are attributable to sales at prices in excess of a specific threshold price per barrel set by the Mexican Government. In 2000, this price was U.S. $15.00 per barrel, and in 2001, this price was U.S. $18.00 per barrel. The effect of the excess gains duty, when combined with the regular duty rate, is that the Mexican Government, not PEMEX, realizes all of the benefits of increases in crude oil prices over the threshold. See also "Item 4—Information on the Company—Taxes and Duties—Excess Gains Revenue Duty." The Mexican Government resets the rate of taxes and duties applicable to PEMEX each year.

        The hydrocarbon taxes and duties affect our income because they are recorded as expenses. However, the IEPS Tax and the value added tax are indirect taxes that do not have an impact on our income because they are pass-through taxes that we collect from consumers and transfer to the Mexican Government.

  Relation to the Mexican Government

        Mexico is the sole owner of Petróleos Mexicanos and the subsidiary entities and the Mexican Government closely regulates and supervises our operations. Mexican Government ministers control key executive decisions at PEMEX. The Secretary of the Ministry of Energy of Mexico is the Chairman of the Board of Directors of Petróleos Mexicanos. The General Comptroller's Office of the Mexican Government appoints Petróleos Mexicanos and the subsidiary entities' external auditors.

        The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Mexican Congress for its approval. The Mexican Congress also designates certain of our largest capital expenditures as PIDIREGAS. See "Item 4—Information on the Company—The Company, Its History and Development—Capital Expenditures and Investments."

  Inflation

        Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, and turbulence in international financial markets, caused inflation to increase to 52.0% in 1995, decrease to 27.7% in 1996 and 15.7% in 1997 and increase to 18.6% in 1998. In 1999, the annual inflation rate decreased to 12.3%, and in 2000, it decreased further to 9.0%.

        Mexican inflation has affected our consolidated financial statements in the following ways:

  •
  Comparisons of data between periods may not reflect real trends. Because the prices of certain products and services that we purchase and sell tend to increase along with general inflation, nominal price increases substantially affect sales and expense items in our income statement.

  •
  Each year, we adjust the value of our fixed assets, materials and spare parts on our balance sheet to reflect inflation. This revaluation will increase our assets in periods of high inflation. When we revalue fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges will increase, reducing our income.

        We revalue our fixed assets based on a hybrid of NCPI and specific-index items as determined by independent appraisers. The specific-index method takes into account usage, obsolescence, specific costs of operation and the remaining productive life of the revalued assets. See Note 2b) to the Financial Statements.

        In 1996, an independent appraiser revalued our natural gas pipeline, distribution, transportation and storage assets using the specific-cost method. In 1997, PEMEX used the specific-cost method to revalue exploration and production assets, taking into consideration an independent appraiser's report. In 1998, we used the specific-cost method to revalue refinery assets, including distribution, transportation and storage assets, taking into consideration Mexican Petroleum Institute appraisals. For 2000 and 1999 fixed assets, excluding furniture and fixtures, vehicles and construction in progress, were restated based on appraisals performed by the Mexican Petroleum Institute and by an independent appraiser. The appraisals were performed utilizing the specific index method considering usage, a factor for obsolescence, specific costs, remaining useful lives and the relative classification of the fixed assets. Construction in progress and various immaterial assets are not restated.

  Consolidation

        The financial statements, which are prepared in accordance with Mexican GAAP, consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiaries, however, are not consolidated and are accounted for under the cost method. For a list of the consolidated subsidiary companies, see Note 2c) to the Financial Statements. Since 1997, the results of P.M.I. Marine Ltd., have been consolidated; such results were previously accounted for under the cost method. In 1998, we began consolidating the assets and liabilities of Pemex Project Funding Master Trust related to PIDIREGAS projects. Beginning in 2000, we began consolidating the results and financial condition of Mex Gas Internacional Ltd. The consolidation of the subsidiary companies (including Pemex Project Funding Master Trust) with Petróleos Mexicanos and the subsidiary entities, after intercompany eliminations had the following effects on the financial statements of Petróleos Mexicanos and the subsidiary entities:

  •
  increased total assets by Ps. 52,391 million in 2000 and by Ps. 14,860 million in 1999;

  •
  increased equity by Ps. 2,054 million in 2000 and by Ps. 99 million in 1999; and

  •
  decreased net loss by Ps. 2,038 million in 2000 and increased net loss by Ps. 484 million in 1999.

  Export Agreements

        In response to continuing weak crude oil prices in international markets, on March 22, 1998, the governments of Mexico, Venezuela and Saudi Arabia agreed to reduce their crude oil output (exports in the case of Mexico) by 100 thousand barrels per day, 200 thousand barrels per day and 300 thousand barrels per day, respectively, beginning April 1, 1998. On June 4, 1998, the same countries announced that, beginning July 1, 1998, Saudi Arabia would reduce its output by an additional 225 thousand barrels per day, Venezuela would reduce its output by an additional 125 thousand barrels per day and Mexico would reduce its exports by an additional 100 thousand barrels per day.

        On March 23, 1999, OPEC and some non-OPEC members, including Mexico, Norway, Russia and Oman, ratified an agreement reached on March 12, 1999 to cut world crude oil production by a total of 2.1 million barrels per day. Under this agreement, Mexico agreed to cut its crude oil exports by an additional 125 thousand barrels per day beginning on April 1, 1999. These crude oil agreements were set to expire on March 31, 2000.

        On March 29, 2000, OPEC, excluding Iran, agreed to increase its crude oil production by 1,450 thousand barrels per day. Mexico, which is not a member of OPEC, announced on March 29, 2000 that it would increase its exports of crude oil by 150 thousand barrels per day, beginning in April 2000. On June 21, 2000, the Ministry of Energy announced an additional increase in crude oil exports of 75 thousand barrels per day, beginning in July 2000.

        Following OPEC's announcement in January 2001 that it would reduce crude oil production by 1.5 million barrels per day, Mexico announced it would decrease its crude oil exports by 75 thousand barrels per day, beginning on February 1, 2001. Following a March 2001 announcement by OPEC of an additional 1.0 million barrel per day reduction in crude oil production, on March 25, 2001, Mexico announced a further reduction in crude oil exports of 40 thousand barrels per day, beginning on April 1, 2001. On July 24, 2001, Mexico announced that it would reduce its crude oil exports by an additional 70 thousand barrels per day, beginning on September 1, 2001.

        Following OPEC's announcement that it would reduce crude oil production by 1.5 million barrels a day, on January 2, 2002 Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months, beginning on January 1, 2002. Following OPEC's announcement that it would keep crude oil production at their present levels until September 2002, on June 27, 2002, Mexico announced that it would also maintain its crude oil exports at present levels for the same period. Most recently, following an OPEC announcement that it would maintain current crude oil production levels through fourth quarter 2002, Mexico affirmed that it would maintain its crude oil exports at their present levels for the same period.

Restatement

        We have restated our consolidated financial statements as of and for the five years ended December 31, 2000. The principal adjustments made to our financial statements reflect the changes discussed below.

  Dismantlement and Abandonment Costs

        The Petroleum Works Law provides that once a well turns out to be dry, invaded with salt water or abandoned due to mechanical failure, or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and convenient manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

        We had historically accrued for restoration costs in the environmental liabilities reserve. However, with respect to dismantlement and abandonment costs associated with long-term oil and gas producing properties, we previously had not accrued these amounts (for either onshore or offshore properties), but charged them to expense at the time incurred because the cash expenditures were insignificant to the financial results of any individual prior period.

        After an extensive evaluation, we have restated the Financial Statements to take into account estimated dismantlement and abandonment costs in determining amortization and depreciation rates, and to include the cumulative effect of these prior period charges as a component of accumulated depreciation and amortization. We have also recognized retroactively to 1996 these future dismantlement and abandonment costs. We recognized the costs related to currently producing and temporarily closed wells in DD&A for each period based on the units of production methodology reflecting the life of the field properties and considering current cost estimates. In the case of the non-producing wells subject to dismantlement and abandonment, the full cost has been recognized at the end of each period.

  Repsol Derivative Transactions

        At the end of 1999, we entered into a series of transactions intended to unwind a collar on an equity swap based on Repsol shares, as described in Note 10 to the Financial Statements. A portion of the amount which was required to be paid in order to unwind the collar was paid in November 1999, with the remaining commitment not paid until March 2000. Previously, the unpaid portion of this transaction was not recorded as an accrued liability at year-end 1999, and the expense related to this unpaid portion was not recognized until 2000. However, under Mexican GAAP Bulletin A-3 and Bulletin C-12, the liability associated with this unpaid portion should have been accrued at year-end 1999, and the related expense recognized in 1999 rather than 2000. As a result, we have restated the Financial Statements as of and for the years ended December 31, 2000 and 1999 to recognize the liability associated with this transaction at year-end 1999.

        The following table sets forth the effects of the foregoing adjustments on our income (loss) for each of the five years ended December 31, 2000 under Mexican GAAP.

	Year ended December 31,
	1996	1997	1998	1999	2000
	(in millions of pesos)
Income (loss) for the year, as previously reported	Ps. 16,495	Ps. 7,946	Ps. (10,139)	Ps. (18,228)	Ps. (20,117)
Adjustments due to recognition of dismantlement and abandonment costs	(867)	(813)	(1,449)	(1,321)	(1,201)
Adjustments for Repsol derivative transactions				(1,608)	1,608

Income (loss) for the year, as restated	Ps. 15,628	Ps. 7,133	Ps. (11,588)	Ps. (21,157)	Ps. (19,710)

Source: PEMEX's restated financial statements.

        The following table sets forth the effects of the foregoing adjustments on our equity for each of the five years ended December 31, 2000 under Mexican GAAP.

	Year ended December 31,
	1996	1997	1998	1999	2000
	(in millions of pesos)
Equity at year end, as previously reported	Ps. 155,780	Ps. 158,151	Ps. 173,615	Ps. 170,875	Ps. 159,604
Adjustments due to recognition of dismantlement and abandonment costs	(4,215)	(5,028)	(6,477)	(7,798)	(8,999)
Adjustments for Repsol derivative transactions				(1,608)

Equity at year end, as restated	Ps. 151,565	Ps. 153,123	Ps. 167,138	Ps. 161,469	Ps. 150,605

Source: PEMEX's restated financial statements.

        As the tables indicate, the restatement of the Financial Statements to recognize the effects of future dismantlement and abandonment costs resulted in an additional charge to amortization expense, which in turn led to an increase in accumulated depreciation and amortization, a decrease in net income and a decrease in equity for each of the five years ending December 31, 2000. The restatement of the Financial Statements to recognize the unpaid portion on the Repsol derivative transactions at year-end 1999 resulted in further decreases in net income and equity for the year ended December 31, 1999, and an increase in net income for the year ended December 31, 2000 offsetting the decrease in net income for that year attributable to the recognition of dismantlement and abandonment costs.

        Throughout the following Operating and Financial Review and Prospects, all amounts reflect the referenced restatement adjustments.

Results of Operations of PEMEX—For the Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999 (As Restated)

  Income/(Loss)

        In 2000, we reported a loss of Ps. 19.7 billion on Ps. 409.1 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 21.2 billion on Ps. 256.6 billion in total revenues net of the IEPS Tax in 1999. This 7.1% decrease in losses from 1999 to 2000 resulted primarily from an increase in domestic sales, an increase in product inventory and the termination of certain hedging transactions. The effects of these increases were partially offset by (1) an increase in the excess gains duties that we paid in 2000 in respect of our crude oil exports sold at prices greater than U.S. $15.00 per barrel and (2) increases in the labor reserve for pension obligations, due to higher wages and benefits paid to employees, increased purchases of refined petroleum and other products, and increased depreciation and amortization. Our total sales, net of the IEPS Tax, reached Ps. 398.7 billion in 2000, an increase of 61.7% over 1999 total sales, net of the IEPS Tax, of Ps. 246.5 billion. The increase in total sales from 1999 to 2000 resulted primarily from an increase in crude oil export prices, which increased crude oil export revenues, and an increase in the prices of the principal petroleum products that we sold in the domestic market.

  Export Sales

        In 2000, total consolidated export sales increased by 61.4% in peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate for the date on which the export sale was made), from Ps. 108.7 billion in 1999 to Ps. 175.4 billion in 2000. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 60.8% in peso terms, from Ps. 93.7 billion in 1999 to Ps. 150.7 billion in 2000, and decreased slightly as a percentage of total sales, net of the IEPS Tax, from 40.5% in 1999 to 40.3% in 2000. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 60.6% in 2000, from U.S. $9.9 billion in 1999 to U.S. $15.9 billion in 2000. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 24.7 billion in 2000, 64.8% higher in real peso terms than in 1999, mainly due to the increase in the prices of crude oil that PEMEX exported.

        Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 91.2% of export sales (excluding the trading activities of the PMI Group) in 2000, as compared to 89.3% in 1999. These crude oil sales increased in peso terms by 64.2% in 2000, from Ps. 83.6 billion in 1999 to Ps. 137.3 billion in 2000, and increased in dollar terms by 64.8% in 2000, from U.S. $8.8 billion in 1999 to U.S. $14.5 billion in 2000. This increase reflected the rise in international crude oil prices. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2000 was U.S. $24.62, 57.6% higher than the weighted average price of U.S. $15.62 in 1999.

        Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, decreased from 9.6% of export sales (excluding the trading activities of the PMI Group) in 1999 to 7.3% in 2000. Export sales of petroleum products, including natural gas liquids, increased by 22.2%, from Ps. 9.0 billion in 1999 to Ps. 11.0 billion in 2000, due to higher prices in international markets and higher export volumes of certain products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 22.9%, from U.S. $947 million in 1999 to U.S. $1,164 million in 2000.

        Petrochemical products accounted for the remainder of export sales in 1999 and 2000. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 140.0%, from Ps. 1.0 billion in 1999 to Ps. 2.4 billion in 2000, due to an increase in demand and in the prices of several products. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 124.8% in 2000, from U.S. $108.3 million in 1999 to U.S. $243.5 million in 2000.

  Domestic Sales

        Domestic sales, net of the IEPS Tax, increased by 62.0% in 2000, from Ps. 137.8 billion in 1999 to Ps. 223.3 billion in 2000. Domestic sales of petroleum products other than natural gas increased by 64.8% in 2000, from Ps. 112.4 billion in 1999 to Ps. 185.2 billion in 2000, primarily due to a rise in the domestic prices of our principal petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased from Ps. 10.0 billion in 1999 to Ps. 11.1 billion in 2000, due to an increase in the domestic market prices of the principal petrochemical products. Sales of natural gas increased from Ps. 15.4 billion in 1999 to Ps. 27.0 billion in 2000, as a result of increases in domestic demand and prices in 2000.

  Other Revenues

        Other revenues increased from Ps. 7.2 billion in 1999 to Ps. 9.5 billion in 2000, primarily due to increased revenue from freight charges in connection with the distribution of our products and an increase in the value of an investment in a foreign company accounted for under the equity method. We recorded exchange gains of Ps. 0.9 billion in 2000, as compared to exchange gains of Ps. 2.9 billion in 1999, primarily due to the effects of fluctuations in the peso/dollar exchange rate on our dollar-denominated indebtedness.

  Costs and Operating Expenses

        Costs and operating expenses, which include costs of sales, transportation and distribution expenses and administrative expenses, increased by 32.5%, from Ps. 145.4 billion in 1999 to Ps. 192.6 billion in 2000. This increase was due to increases in the labor reserve for pension obligations, depreciation and amortization, salaries and wages, purchases of petroleum products and other products, maintenance expenses. Costs related to the labor reserve for pension obligations increased by 19.6%, from Ps. 25.0 billion in 1999 to Ps. 29.9 billion in 2000. Other expenses increased by 12.8%, from Ps. 4.7 billion in 1999 to Ps. 5.3 billion in 2000, primarily due to increased freight expenses for the distribution of liquefied petroleum gas.

  Duties and Taxes

        Hydrocarbon extraction duties and other duties and taxes (including the IEPS Tax) increased by 40.7%, from Ps. 208.8 billion in 1999 to Ps. 293.8 billion in 2000, largely because of the increase in international crude oil prices in 2000 and the resulting increase in sales revenue. We paid Ps. 21.2 billion in excess gains duties in 2000, representing 39.2% of the amount of our sales revenue derived from the difference between actual crude oil prices at which Pemex-Exploration and Production sold to PMI, which averaged U.S. $24.62 per barrel for the Mexican weighted crude oil mix, and the Mexican Government's crude oil price budgetary assumption of U.S. $15.00 per barrel. We paid Ps. 13.3 billion in excess gains duties in 1999.

  Interest, net

        Net interest expense decreased by 6.9%, from Ps. 7.2 billion in 1999 to Ps. 6.7 billion in 2000. This decrease was mainly due to the recognition of a net gain in connection with the Repsol equity swap and collar unwind (which is discussed below under "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Risk Management and Financial Instruments—Equity Swap"), which was only partially offset by an increase in uncapitalized interest incurred in connection with PIDIREGAS projects completed in 2000.

Results of Operations of PEMEX—For the Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998 (As Restated)

  Income/(Loss)

        In 1999, we reported a loss of Ps. 21.2 billion on Ps. 256.6 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 11.8 billion on Ps. 199.9 billion in total revenues net of the IEPS Tax in 1998. This 79.7% increase in losses from 1998 to 1999 resulted primarily from (1) an increase in the excess gains duties that we paid in 1999 in respect of its crude oil exports sold at prices greater than U.S. $9.25 per barrel and (2) increases in the labor reserve for pension obligations, due to higher wages and benefits paid to employees, depreciation and amortization and purchases of refined petroleum and other products. Our total sales, net of the IEPS Tax, reached Ps. 246.5 billion in 1999, an increase of 29.0% over 1998 total sales, net of the IEPS Tax, of Ps. 191.1 billion. The increase in total sales from 1998 to 1999 resulted primarily from an increase in crude oil export prices, which increased crude oil export revenues, and an increase in the prices of the principal petroleum products sold by us.

  Export Sales

        In 1999, total consolidated export sales increased by 50.6% in peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate for the date on which the export sale was made), from Ps. 72.2 billion in 1998 to Ps. 108.7 billion in 1999. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 45.7% in peso terms, from Ps. 64.3 billion in 1998 to Ps. 93.7 billion in 1999, and increased as a percentage of total sales, net of the IEPS Tax, from 35.1% in 1998 to 40.5% in 1999. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 39.4% in 1999, from U.S. $7.1 billion in 1998 to U.S. $9.9 billion in 1999. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 15.0 billion in 1999, 89.9% higher in real peso terms than in 1998, primarily due to increases in international crude oil prices.

        Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 89.3% of export sales (excluding the trading activities of the PMI Group) in 1999, as compared to 90.5% in 1998. These crude oil sales increased in peso terms by 43.6% in 1999, from Ps. 58.2 billion in 1998 to Ps. 83.6 billion in 1999, and increased in dollar terms by 37.5% in 1999, from U.S. $6.4 billion in 1998 to U.S. $8.8 billion in 1999. This increase reflected the rise in international crude oil prices. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 1999 was U.S. $15.62, 53.7% higher than the weighted average price of U.S. $10.17 in 1998.

        Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 7.8% of export sales (excluding the trading activities of the PMI Group) in 1998 to 9.6% in 1999. Export sales of petroleum products, including natural gas liquids, increased by 80.0%, from Ps. 5.0 billion in 1998 to Ps. 9.0 billion in 1999, due to higher prices in international markets and higher export volumes of certain products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 71.9%, from U.S. $551 million in 1998 to U.S. $947 million in 1999.

        Petrochemical products accounted for the remainder of export sales in 1998 and 1999. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 9.1%, from Ps. 1.1 billion in 1998 to Ps. 1.0 billion in 1999, due to lower demand and a decline in the prices of several products. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 5.6% in 1999, from U.S. $114.7 million in 1998 to U.S. $108.3 million in 1999.

  Domestic Sales

        Domestic sales, net of the IEPS Tax, increased by 15.9% in 1999, from Ps. 118.9 billion in 1998 to Ps. 137.8 billion in 1999. Domestic sales of petroleum products other than natural gas increased by 17.6% in 1999, from Ps. 95.6 billion in 1998 to Ps. 112.4 billion in 1999, primarily due to a rise in the domestic prices of our principal petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased from Ps. 10.3 billion in 1998 to Ps. 10.0 billion in 1999, due to a decline in international prices for petrochemicals and lower domestic demand. Sales of natural gas increased from Ps. 13.0 billion in 1998 to Ps. 15.4 billion in 1999, because domestic demand and prices were higher in 1999 than in 1998.

  Other Revenues

        Other revenues decreased from Ps. 7.8 billion in 1998 to Ps. 7.2 billion in 1999 primarily due to extraordinary revenues recorded in 1998 in connection with the sale of an investment in an affiliate. We recorded exchange gains of Ps. 2.9 billion in 1999, as compared to exchange gains of Ps. 1.0 billion in 1998, primarily due to debt-related foreign currency exchange gains in 1999.

  Costs and Operating Expenses

        Costs and operating expenses, which include costs of sales, transportation and distribution expenses and administrative expenses, increased by 21.3%, from Ps. 120.7 billion in 1998 to Ps. 146.4 billion in 1999. This increase was due to increases in the labor reserve for pension obligations, depreciation and amortization, salaries and wages and maintenance expenses. Costs related to the labor reserve for pension obligations increased by 37.4%, from Ps. 18.2 billion in 1998 to Ps. 25.0 billion in 1999. Other expenses increased by 123.8%, from Ps. 2.1 billion in 1998 to Ps. 4.7 billion in 1999, due to increased freight expenses for the distribution of liquefied petroleum gas, an increase in the reserve for uncollectable trade accounts, slow-moving inventory and obsolescence and a decrease in the value of an investment in a foreign company accounted for under the equity method.

  Duties and Taxes

        Hydrocarbon extraction duties and other duties and taxes (including the IEPS Tax) increased by 37.5% from Ps. 151.9 billion in 1998 to Ps. 208.8 billion in 1999, largely because of the increase in international crude oil prices in 1999 and the resulting increase in revenues. We paid Ps. 13.3 billion in excess gains duties in 1999, representing 39.2% of the amount of its sales revenue derived from the difference between actual crude oil prices at which Pemex-Exploration and Production sold to PMI, which averaged U.S. $15.62 per barrel for the Mexican weighted crude oil mix in 1999, and the Mexican Government's crude oil price budgetary assumption of U.S. $9.25 per barrel. We did not pay excess gains duties in 1998.

  Interest, net

        Net interest expense increased by 148.3%, from Ps. 2.9 billion in 1998 to Ps. 7.2 billion in 1999. This increase was mainly due to a decrease in investments in fixed assets, resulting in a decrease in the capitalization of interest in fixed assets and an increase in the interest expense recognized.

Liquidity and Capital Resources

  Equity Structure and the Certificates of Contribution "A"

        Our total equity as of December 31, 2000 was Ps. 150.6 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 255.0 billion.

        In March 1990, the Mexican Government exchanged U.S. $7.58 billion worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called "Brady Bonds") issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos' indebtedness to the Mexican Government increased by an amount equal to U.S. $7.58 billion. The new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos' equity as Certificates of Contribution "A". As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The total dividend on the Certificates of Contribution "A" is approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year. Each month, Petróleos Mexicanos makes advance payments to the Mexican Government that total a prorated portion of the minimum guaranteed dividend.

        From 1996 to 2000, Petróleos Mexicanos made annual advance payments, which were declared as dividends to the Mexican Government, as follows:

	Year Ended December 31,
	1996		1997		1998		1999		2000
			(in millions of pesos)
Total advance payments to the Mexican Government	Ps.	6,782	Ps.	5,804	Ps.	3,064	Ps.	5,138	Ps.	5,564
Dividends declared in respect of Certificates of Contribution "A"		6,782		5,804		3,843		5,138		5,564

Source:    PEMEX's Financial Statements.

        In December 1997, Petróleos Mexicanos' board of directors and the Mexican Government agreed to an equity reduction of the Certificates of Contribution "A" in exchange for a cash payment to the Mexican Government of Ps. 12.12 billion (U.S. $1.5 billion). Further to that agreement, the Ministry of Finance and Public Credit, acting on behalf of the Mexican Government, agreed to a reduction in the minimum guaranteed dividend that it would receive from Petróleos Mexicanos in 1998, 2001 and certain future years. Since 1999, Petróleos Mexicanos has been scheduled to make a total of U.S. $4.9 billion in advance payments to the Mexican Government in respect of the principal amount of the Certificates of Contribution "A." In 1999 and 2000, Petróleos Mexicanos paid U.S. $250 million under that arrangement. In addition, since 1999, Petróleos Mexicanos has paid minimum guaranteed dividends on the Certificates of Contribution "A" at the rate of the three-month London Interbank Offered Rate ("LIBOR") plus 13/16% per year on the outstanding balance of the original principal amount of the debt capitalized in March 1990.

	Year Ended December 31,
	2001	2002	2003	2004	2005	Thereafter
	(in millions of U.S. dollars)
Future advance payments of minimum guaranteed dividends to the Mexican Government in respect of principal amount of the capitalized debt	—	$874	$874	$874	$874	$874

Source:    PEMEX's Financial Statements.

  Cash Flow from Operating, Financing and Investing Activities

        During 2000 net funds provided by operating activities were Ps. 24.5 billion, a 37.6% increase from Ps. 17.8 billion in 1999. Funds from income (which was negative in 2000) plus items that did not require cash outlays totaled Ps. 45.0 billion in 2000. New debt financings provided an additional Ps. 24.8 billion of net funds (excluding Ps. 0.3 billion of foreign exchange gains). During 2000, we applied net funds of Ps. 64.0 billion for net investments at cost in fixed assets (Ps. 76.2 billion of new investments and capitalized interest, less Ps. 12.2 billion in dispositions of fixed assets).

        At December 31, 2000, our cash and marketable securities totaled Ps. 27.8 billion, as compared to Ps. 24.0 billion at December 31, 1999. At that time, we did not have sufficient working capital, generated exclusively from operations, for our budgeted cash flow requirements for 2001. However, based on past experience we expect to generate sufficient working capital through:

  •
  cash flow generated from operations;

  •
  the issuance of commercial paper;

  •
  accessing lines of credit from international commercial banks; and

  •
  other additional financing activities.

        See also "—Commitments for Capital Expenditures and Sources of Funding" below. We note that we have previously met our cash requirements for working capital, capital expenditures and investments over the past three years with a combination of funds provided by operations and financing. See "—Financing Activities" below.

  Commitments for Capital Expenditures and Sources of Funding

        For general descriptions of our current commitments for capital expenditures, see "Item 4—Information on the Company—History and Development—Capital Expenditures and Investments."

        In 2000, Pemex-Exploration and Production invested in three PIDIREGAS and other general operating investments and strategic products. In 2001, Pemex-Exploration and Production added one more project, the Strategic Gas Program, to its PIDIREGAS budget. In 2002, Pemex-Exploration and Production will add 23 more PIDIREGAS to its budget, for a total of 27 PIDIREGAS, for which Ps. 82,234 million is budgeted in 2002. In addition, Pemex-Exploration and Production has budgeted Ps. 27,512 million for other general operating investments and strategic products in 2002. For more detail on the expenditures for and purpose of these investments, see "Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production."

        Pemex-Refining invested in one PIDIREGAS in 2000 and 2001 and invested in other general operating projects, strategic projection, acquisition of equipment, research and development and complementary investments. For 2002, Pemex-Refining expects to invest Ps. 21,445 million in capital expenditures for three PIDIREGAS (including amounts originally budgeted for projects in 2001 that are expected to be completed in 2002), in addition to Ps. 8,942 million in other general operating projects, strategic projection, acquisition of equipment, research and development and complementary investments. For more detail on the expenditures for and purpose of Pemex-Refining's investments, see "Item 4—Information on the Company—Business Overview—Refining—Investments."

        Both Pemex-Petrochemicals and Pemex-Gas and Basic Petrochemicals invest in projects primarily related to natural gas and condensates processing, transportation and storage. In 2002, the Mexican Government approved Ps. 734 million in capital expenditures for Pemex-Gas and Basic Petrochemicals' new PIDIREGAS. The combined capital expenditures for Pemex-Petrochemicals and Pemex-Gas and Basic Petrochemicals is expected to be Ps. 7,330 million in 2002. For more detail on the expenditures for and purpose of these investments, see "Item 4—Information on the Company—Business Overview—Petrochemicals—Investments."

        Our current commitments for capital expenditures have increased compared to previous years. We plan to fund these expenditures through the financing activities in which we have engaged in the past as well as new sources. We have funded and we expect to continue to fund our commitments for

PIDIREGAS capital expenditures primarily through the issuance of debt securities in capital markets transactions, commercial bank syndicated loans, bilateral loans from commercial banks and guaranteed loans from export credit agencies.

        To a lesser extent, we may decide to use Pemex Finance, Ltd. to fund some PIDIREGAS if we consider it convenient in light of market conditions. The securities that we or Pemex Finance, Ltd. issue vary in tenor, amount, currency and type of interest rate.

        As described in "Financing Activities" below, we have thus far issued U.S. $2 billion in debt securities in the international capital markets in 2002 through Pemex Project Funding Master Trust, and we expect to issue additional securities over the rest of the year. As part of our activities for funding our capital expenditures for this year, we are considering issuing Mexican Peso denominated debt securities in the domestic market. We have never issued debt securities in the domestic market. However, the domestic market has demonstrated significant growth over the past five years, and we believe that this market can represent an alternative source of PIDIREGAS funding, offering competitive conditions in terms of tenor, amount and type of interest rates. Additionally, we may also fund some PIDIREGAS through commercial bank loans denominated in Mexican Pesos.

        Non-PIDIREGAS are funded mainly through our operating revenues, and, to a lesser degree, financing activities. These financing activities include foreign trade finance loans, direct loans (for working capital purposes) and loans from export credit agencies. These loans are predominantly short-term credit facilities. We have also obtained funds for non-PIDIREGAS expenditures through credit acceptance facilities, bankers acceptances facilities and commercial paper programs. See also "—Cash Flow from Operating, Financing and Investing Activities," above. There are no financings related to specific non-PIDIREGAS capital expenditures.

  Financing Activities

        2002 Financing Activities.    During the period from January 1, 2002 to June 30, 2002, Petróleos Mexicanos obtained direct credits in the amount of U.S. $200 million for use in financing our working capital requirements, and Pemex Project Funding Master Trust obtained U.S. $300 million in direct loans for use in financing our capital expenditures. In addition, we participated in the following financing activities:

  •
  Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $95.7 million;

  •
  Petróleos Mexicanos obtained foreign trade financing in the amount of U.S. $125 million;

  •
  Petróleos Mexicanos obtained U.S. $217.5 million through its commercial paper program;

  •
  Pemex Project Funding Master Trust obtained loans from export credit agencies totaling U.S. $332.9 million;

  •
  Pemex Project Funding Master Trust issued U.S. $500 million of Floating Rate Notes due 2005 on January 7, 2002; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  Pemex Project Funding Master Trust issued U.S. $1 billion 7.875% Notes due 2008 on February 1, 2002; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos; and

  •
  Pemex Project Funding Master Trust issued U.S. $500 million 8.625% Bonds due 2022 on February 1, 2002; the bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

        In the period from January 1, 2002 to June 30, 2002, Petróleos Mexicanos' net payments on external borrowings totaled U.S. $1.8 billion and were allocated as follows:

  •
  U.S. $100 million to amortize direct loans;

  •
  U.S. $300 million to amortize bond issue;

  •
  U.S. $210 million to amortize foreign trade lines;

  •
  U.S. $785 million to amortize bankers' acceptances;

  •
  U.S. $66 million to amortize credit lines from export credit agencies;

  •
  U.S. $242.5 million to amortize commercial paper;

  •
  U.S. $34.4 million to amortize restructured debt; and

  •
  U.S. $34.6 million to amortize leases.

        At June 30, 2002, PEMEX's total debt, excluding accrued interest, was approximately U.S. $18.6 billion. Of this amount, U.S. $16.0 billion consisted of total long-term debt, which was composed of approximately U.S. $11.3 billion in instruments with fixed annual interest rates ranging from 1.55% to 14.5% with maturities ranging from 2002 to 2027, approximately U.S. $4.7 billion in draws on lines of credit at variable interest rates of which U.S. $4.0 billion was based on LIBOR with maturities ranging from 2002 to 2013, and U.S. $0.7 billion in floating rate notes with maturities ranging from 2003 to 2005. Short-term debt totaled approximately U.S. $2.6 billion, consisting of U.S. $2.4 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.2 billion of lines of credit with fixed interest rates.

        The portion of our total debt at June 30, 2002 corresponding to borrowings of Pemex Project Funding Master Trust was U.S. $10.1 billion. This amount consisted of U.S. $5.6 billion in long-term debt at fixed interest rates with maturities ranging from 2002 to 2022, U.S. $3.7 billion in long-term debt with variable interest rates with maturities ranging from 2002 to 2013, and U.S. $0.8 billion in short-term debt of which U.S. $0.7 billion consisted of variable interest rate borrowings under various lines of credit. Pemex Project Funding Master Trust also has U.S. $4.3 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to Pemex Project Funding Master Trust arising from the sale of accounts receivables. This amount is not reflected in PEMEX's financial statements due to the effects of the consolidation of the results of both Pemex-Exploration and Production and Pemex Project Funding Master Trust.

        2001 Financing Activities.    During the period from January 1 to December 31, 2001, Petróleos Mexicanos obtained direct credits in the amount of U.S. $1,800 million for use in financing our working capital requirements, and Pemex Project Funding Master Trust obtained U.S. $450 million in direct loans for use in financing our capital expenditures. In addition, we engaged in the following financing activities:

  •
  Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $128.7 million;

  •
  Petróleos Mexicanos obtained foreign trade financing in the amount of U.S. $695 million;

  •
  Pemex Project Funding Master Trust obtained loans from export credit agencies totaling U.S. $920.2 million;

  •
  Pemex Project Funding Master Trust issued U.S. $1,000,000,000 of 8.50% Notes due 2008 on February 5, 2001; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  Pemex Project Funding Master Trust issued U.S. $500 million of 9.125% Notes due 2010 on June 7, 2001; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  Petróleos Mexicanos issued U.S. $600 million of 6.50% Guaranteed Notes due 2005 on August 29, 2001; the notes were issued under Petróleos Mexicanos' Medium-Term Note program, Series B and are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals;

  •
  Pemex Project Funding Master Trust increased its Medium-Term Note program from U.S. $3,000,000,000 to U.S. $6,000,000,000 on November 14, 2001; and

  •
  Pemex Project Funding Master Trust issued U.S. $750 million of 8.0% Notes due 2011 on November 26, 2001; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

        In the period from January 1, 2001 to December 31, 2001, our net payments on external borrowings totaled U.S. $5.3 billion and were allocated as follows:

  •
  U.S. $1.5 billion to amortize direct loans;

  •
  U.S. $1.0 billion to amortize bond issues;

  •
  U.S. $600 million to amortize foreign trade lines;

  •
  U.S. $966 million to amortize bankers' acceptances;

  •
  U.S. $326.1 million to amortize credit lines from export credit agencies;

  •
  U.S. $747.4 million to amortize commercial paper;

  •
  U.S. $58.2 million to amortize restructured debt; and

  •
  U.S. $118.2 million to amortize leases.

        At December 31, 2001, our total debt, excluding accrued interest, was approximately U.S. $17.1 billion. Of this amount, U.S. $13.5 billion consisted of total long-term debt, which was composed of approximately U.S. $8.7 billion in instruments with fixed annual interest rates ranging from 1.9% to 14.5% with maturities ranging from 2003 to 2027, approximately U.S. $4.8 billion in draws on lines of credit at variable interest rates of which U.S. $3.9 billion was based on LIBOR with maturities ranging from 2003 to 2011, and U.S. $0.9 billion in floating rate notes with maturities ranging from 2003 to 2005. Short-term debt totaled approximately U.S. $3.6 billion, consisting of U.S. $3.3 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.3 billion of bond issues with fixed interest rates.

        The portion of our total debt at December 31, 2001 corresponding to borrowings of Pemex Project Funding Master Trust was U.S. $7.5 billion. This amount consisted of U.S. $3.2 billion in long-term debt at fixed interest rates with maturities ranging from 2003 to 2010, U.S. $3.5 billion in long-term debt with variable interest rates with maturities ranging from 2003 to 2011, and U.S. $0.8 billion in short-term debt of which U.S. $0.8 billion consisted of variable interest rate borrowings under various lines of credit. Pemex Project Funding Master Trust also has U.S. $4.5 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to Pemex Project Funding Master Trust arising from the sale of accounts receivables; this amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of both Pemex-Exploration and Production and Pemex Project Funding Master Trust.

        2000 Financing Activities.    During 2000, we obtained direct credits in the amount of U.S. $650 million in order to finance our working capital requirements. In addition, we engaged in the following financing activities:

  •
  Petróleos Mexicanos obtained export credit agency financings in the amount of U.S. $138.5 million (consisting of U.S. $117.0 million and €31.7 million);

  •
  Petróleos Mexicanos obtained foreign trade financings totaling U.S. $465 million;

  •
  Pemex Project Funding Master Trust obtained direct credits of U.S. $400 million;

  •
  in August 2000, Pemex Project Funding Master Trust issued €500,000,000 of 7.75% Notes due 2007; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  in October 2000, Pemex Project Funding Master Trust issued U.S. $500,000,000 of 9.125% Notes due 2010; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  in October 2000, Pemex Project Funding Master Trust refinanced U.S. $625 million of a revolving credit line into three tranches of U.S. $200 million, U.S. $175 million and U.S. $250 million, due in 2003, 2004 and 2005, respectively, guaranteed by Petróleos Mexicanos;

  •
  in November 2000, through an agreement for the internal allocation of funding with the Mexican Government, Pemex Project Funding Master Trust agreed to service U.S. $698.3 million of restructured debt (consisting of U.S. $694.3 million, DM 0.7 million and BEF 173.8 million) in consideration for its net receipt of U.S. $676,161,058 in cash from the Mexican Government;

        In 2000, our net payments on external borrowings totaled approximately U.S. $2.7 billion and were allocated as follows:

  •
  U.S. $707.0 million to repay two outstanding bankers' acceptance facilities;

  •
  U.S. $1.1 billion to amortize foreign trade lines;

  •
  U.S. $298.0 million to reduce outstanding commercial paper;

  •
  U.S. $100.0 million to amortize direct loans;

  •
  U.S. $257.8 million to amortize credit lines from export credit agencies;

  •
  U.S. $100.0 million to amortize bonds;

  •
  U.S. $59.1 million to amortize leases; and

  •
  U.S. $46.8 million to amortize restructured debt.

        At December 31, 2000, our total debt, excluding accrued interest, was approximately U.S. $14.9 billion. Of this amount, U.S. $10.9 billion consisted of total long-term debt, which was composed of approximately U.S. $6.3 billion in instruments with fixed annual interest rates ranging from 2.0% to 14.5% with maturities ranging from 2002 to 2027, approximately U.S. $4.6 billion in draws on lines of credit at variable interest rates of which U.S. $3.4 billion was based on LIBOR with maturities ranging from 2002 to 2011, and U.S. $1.2 billion in floating rate notes with maturities ranging from 2003 to 2005. See Note 9 to the Financial Statements. Short-term debt totaled approximately U.S. $4.0 billion, consisting of U.S. $3.1 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.9 billion in instruments with fixed annual interest rates.

        The portion of our total debt at December 31, 2000 corresponding to borrowings of Pemex Project Funding Master Trust was U.S. $4.5 billion. This amount consisted of U.S. $1.4 billion in long-term debt with fixed interest rates with maturities ranging from 2002 to 2010, U.S. $2.6 billion in long-term debt with variable interest rates with maturities ranging from 2002 to 2011, and U.S. $0.5 billion in short-term variable interest rate borrowings under various lines of credit. See Note 7 to the Financial Statements. Pemex Project Funding Master Trust also has U.S. $4.7 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to Pemex Project Funding Master Trust arising from the sale of accounts receivables (see Note 7 to the Financial Statements); this amount is not reflected in our financial statements due to the effects of the consolidation of the results of both Pemex-Exploration and Production and Pemex Project Funding Master Trust.

        1999 Financing Activities.    During 1999, we obtained direct credits in the amount of U.S. $350 million for use in financing our working capital requirements. In addition, we engaged in the following financing activities:

  •
  in April 1999, Petróleos Mexicanos and PMI entered into a bankers' acceptance facility for up to U.S. $621 million with Morgan Guaranty Trust Company of New York, acting as agent for a syndicate of banks;

  •
  in May 1999, Petróleos Mexicanos issued U.S. $500 million of 9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027. These securities will be repayable at the option of the holders on March 15, 2006 at 100% of the principal amount thereof. Holders who do not elect to be repaid on March 15, 2006 will exchange their securities on March 15, 2006 for an equal principal amount of Petróleos Mexicanos' 9.50% Global Guaranteed Bonds due 2027, which will mature at par on September 15, 2027. The POMESSM were issued under Petróleos Mexicanos' Medium-Term Note program, Series B and are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals;

  •
  in October 1999, Petróleos Mexicanos issued €175 million of 8.00% Guaranteed Notes due October 2003; the notes were issued under Petróleos Mexicanos' Medium-Term Note program, Series B and are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals;

  •
  in October, 1999, Petróleos Mexicanos and PMI entered into a bankers' acceptance facility for up to U.S. $275 million with The Industrial Bank of Japan, Ltd., acting as agent for a syndicate of Japanese banks; and

  •
  in December 1999, Petróleos Mexicanos, through Pemex Capital Inc., launched a new commercial paper program in the amount of U.S. $480 million, of which $307 million was issued in 1999.

        At December 31, 1999, our total debt, excluding accrued interest, was approximately U.S. $12.5 billion. Of this amount, U.S. $8.7 billion consisted of total long-term debt, which was composed of approximately U.S. $6 billion in instruments with fixed annual interest rates ranging from 2% to 14.5% with maturities ranging from 2002 to 2027, approximately U.S. $2.7 billion in draws on lines of credit at variable interest rates, of which U.S. $1.5 billion based on LIBOR with maturities ranging from 2002 to 2010, and U.S. $1.2 billion in floating rate notes with maturities ranging from 2003 to 2005. Short-term debt totaled approximately U.S. $3.7 billion, consisting of U.S. $3.4 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks, and U.S. $0.3 billion of fixed rate debt.

        The portion of our total debt at December 31, 1999 corresponding to borrowings of Pemex Project Funding Master Trust was U.S. $1.4 billion. This amount consisted of U.S. $0.4 billion in long-term debt with variable interest rates with maturities ranging from 2001 to 2010 and U.S. $1 billion in short-term debt with variable interest rate borrowings. See Note 7 to the Financial Statements. Pemex Project Funding Master Trust also has U.S. $3.9 billion in long-term debt consisting of an obligation to

Pemex-Exploration and Production in respect of funds allocated to Pemex Project Funding Master Trust arising from sale of accounts receivables; this amount is not reflected in our financial statements due to the effects of the consolidation of the results of both Pemex-Exploration and Production and Pemex Project Funding Master Trust.

        The table below sets forth our total indebtedness and sales of receivables as of December 31 for each of the five years from 1996 to 2000.

Total Indebtedness and Sales of Receivables of PEMEX

	Year Ended December 31,(1)
	1996	1997(2)	1998(3)		1999(3)	2000(3)
	(in millions of U.S. dollars)(4)
Domestic Debt in Various Currencies(4)	$1,235	$1,475	$1,355		$1,301	$923
External Debt(5)
MYRA(6)	$498	$473	$439		$398	$351
Other direct bank loans	227	40	50		100	1,749
Securities
Bonds	3,352	4,694	5,850		5,863	6,719
Commercial paper	225	785	222		307	447

Total securities	3,577	5,479	6,072		6,170	7,166
Trade financing(7)
Acceptance lines	1,260	1,107	1,107		896	880
Advances from commercial banks(8)	1,575	1,143	1,350		2,035	1,395

Total trade financing	2,835	2,250	2,457		2,931	2,275
Purchasing loans(9)	370	410	453		382	355
Financial leases	464	491	549		496	437
Project finance(10)	507	410	591		685	1,650

Total external debt	$8,478	$9,553	$10,611		$11,162	$13,983

Sale of future accounts receivable	$294	$241	$0		$0	$0

Debt and sale of future accounts receivable(3)	$10,007	$11,269	$11,966	(11)	$12,463	$14,906

Note:    Numbers may not total due to rounding.

(1)
Figures do not include accrued interest. Accrued interest was Ps. 107 million, Ps. 122 million, Ps. 129 million, Ps. 184 million, and Ps. 224 million at December 31, 1996, 1997, 1998, 1999 and 2000, respectively.

(2)
Includes PIDIREGAS-related debt of U.S. $1.0 billion.

(3)
Includes U.S. $1.2 billion, U.S. $1.4 billion and U.S. $4.5 billion of indebtedness of Pemex Project Funding Master Trust as of December 31, 1998, 1999 and 2000, respectively. Does not include indebtedness related to the Madero, Salamanca and Tula PIDIREGAS of Pemex-Refining, because these are project financings under which PEMEX's payment obligations will not be effective until delivery to Pemex-Refining of the completed project. Pemex-Refining expects to accept delivery of the U.S. $1.6 billion Madero project, the U.S. $195 million Salamanca project and the U.S. $140 million Tula project in 2002. Does not include U.S. $1.6 billion of indebtedness incurred in connection with the Cadereyta PIDIREGAS of Pemex-Refining. Such indebtedness is represented by a note that will be issued by PEMEX to the construction company for the project upon delivery of the project and upon request of the construction company. The note provides for bi-annual payments of principal and interest and a 10-year maturity. See Note 8 to the Financial Statements.

(4)
Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 7.8509 = U.S. $1.00 for 1996, Ps. 8.0833 = U.S. $1.00 for 1997, Ps. 9.8650 = U.S. $1.00 for 1998, Ps. 9.5143 = U.S. $1.00 for 1999 and Ps. 9.5722 = U.S. $1.00 for 2000. See Notes 9 and 13 to the Financial Statements.

(5)
Indebtedness payable other than in pesos and owed to persons or institutions having its head office or chief place of business outside Mexico, and payable outside the territory of Mexico.

(6)
Multi-Year Restructuring Agreement.

(7)
To finance external trade of crude oil and derivatives.

(8)
Includes indebtedness of Pemex Project Funding Master Trust of U.S. $1.0 billion in trade financing advances from commercial banks as of December 31, 1998, 1999 and 2000.

(9)
To finance imports of equipment and spare parts.

(10)
Includes U.S. $227 million, U.S. $394 million and U.S. $1,450 million of indebtedness of Pemex Project Funding Master Trust as of December 31, 1998, 1999 and 2000, respectively.

(11)
Includes U.S. $50 million classified as an account payable in PEMEX's financial statements for the year ended December 31, 1998.

Source:    Petróleos Mexicanos.

  Financing Activities of Pemex Finance, Ltd.

        Commencing December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services B.V. have entered into several agreements with Pemex Finance, Ltd., a limited liability company organized under the laws of the Cayman Islands. Under these contracts, Pemex Finance, Ltd. purchases certain existing PMI accounts receivable for crude oil as well as certain accounts receivable to be generated in the future by PMI related to crude oil. The receivables sold are those generated by the sale of Maya crude oil to designated customers in the United States, Canada and Aruba. The net proceeds obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS expenditures. Pemex Finance, Ltd. obtains resources for the acquisition of such accounts receivable through the placement of debt instruments in the international markets.

        As of December 31, 2001, the outstanding long-term debt of Pemex Finance, Ltd. was composed of U.S. $4.6 billion aggregate principal amount of notes with maturities ranging from 2003 to 2018 and interest rates ranging between 5.72% and 10.61% as well as three series of floating rate notes.

        2000 Financing Activities.    On February 10, 2000, Pemex Finance, Ltd. issued U.S. $800 million of 9.03% Notes due 2011 and U.S. $150 million of 7.80% Notes due 2013. Pemex Finance, Ltd. has not incurred any additional indebtedness since February 10, 2000.

        1999 Financing Activities.    On February 25, 1999, Pemex Finance, Ltd. issued U.S. $300 million of 6.125% Notes due 2003, U.S. $200 million of 8.45% Notes due 2007, U.S. $300 million of 6.55% Notes due 2008, U.S. $200 million of 8.875% Notes due 2010 and U.S. $100 million of Floating Rate Notes due 2014. On July 27, 1999, Pemex Finance, Ltd. issued U.S. $225 million of 9.14% Notes due 2004, U.S. $600 million of 9.69% Notes due 2009, U.S. $250 million of 7.33% Notes due 2012, U.S. $200 million of 10.61% Notes due 2017, U.S. $35 million of Floating Rate Notes, Series C, due 2004, U.S. $50 million of 9.22% Notes due 2004 and U.S. $90 million of Floating Rate Notes, Series B, due 2014.

Results of Operations by Business Segment (As Restated)

        This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

  Revenue by Business Segment

        The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2000, as well as the percentage change in sales revenues for the years 1998 to 2000.

	Year Ended December 31,
											1999 vs. 1998	2000 vs. 1999
	1996		1997		1998		1999		2000
	(in millions of pesos)										(%)	(%)
Exploration and Production
Trade sales(1)	Ps.	81,337	Ps.	81,653	Ps.	58,232	Ps.	83,635	Ps.	137,333	43.6	64.2
Intersegment sales		87,249		91,378		71,694		92,281		174,874	28.7	89.5

Total net sales	Ps.	168,586	Ps.	173,031	Ps.	129,925	Ps.	175,916	Ps.	312,207	35.4	77.5

Refining(2)
Trade sales	Ps.	101,169	Ps.	128,168	Ps.	147,078	Ps.	187,381	Ps.	230,059	27.4	22.8
Intersegment sales		7,952		8,670		6,722		6,700		9,600	(0.3)	43.3

Total net sales	Ps.	109,121	Ps.	136,838	Ps.	153,799	Ps.	194,081	Ps.	239,659	26.2	23.5

Gas and Basic Petrochemicals
Trade sales(1)	Ps.	23,084	Ps.	31,157	Ps.	33,286	Ps.	38,685	Ps.	63,957	16.2	65.3
Intersegment sales		14,626		14,569		13,670		13,899		25,899	1.7	86.3

Total net sales	Ps.	37,710	Ps.	45,726	Ps.	46,956	Ps.	52,584	Ps.	89,856	12.0	70.9

Petrochemicals
Trade sales(1)	Ps.	13,624	Ps.	13,397	Ps.	10,507	Ps.	10,105	Ps.	12,184	(3.8)	20.6
Intersegment sales		4,319		3,353		1,870		1,930		2,720	3.2	40.9

Total net sales	Ps.	17,943	Ps.	16,750	Ps.	12,377	Ps.	12,036	Ps.	14,904	(2.8)	23.8

Corporate, Subsidiary Companies and Other
Trade sales	Ps.	12,779	Ps.	9,655	Ps.	7,885	Ps.	15,007	Ps.	24,735	90.3	64.8
Intersegment sales		(114,146)		(117,970)		(93,955)		(114,810)		(213,093)	(22.2)	(85.6)

Total net sales	Ps.	(101,367)	Ps.	(108,315)	Ps.	(86,069)	Ps.	(99,803)	Ps.	(188,358)	(16.0)	(88.7)

Total Sales	Ps.	231,993	Ps.	264,030	Ps.	256,987	Ps.	334,814	Ps.	468,268	30.3	39.9

Notes:    Numbers may not total due to rounding.

(1)
These trade sales include sales by the subsidiary entities to the consolidated subsidiary companies, primarily to the PMI Group. Such sales are treated as eliminations in this table.

(2)
Refining sales as presented in this table include the IEPS Tax for all years. For 2000, 1999, and 1998 income statement presentation in the Pemex-Refining financial statements, IEPS Tax has been reclassified for presentation purposes.

Source: PEMEX's financial statements.

  Income by Business Segment

        The following table sets forth our income (loss) by business segment for each year in the four-year period ended December 31, 2000, as well as the percentage change in income for the years 1998 to 2000.

	Year Ended December 31,
									1999 vs. 1998	2000 vs. 1999
	1997		1998		1999		2000
	(in millions of pesos)								(%)	(%)
Business Segment
Exploration and Production	Ps.	12,175	Ps.	(9,027)	Ps.	(5,202)	Ps.	7,128	42.4	237.0
Refining		(6,812)		(5,729)		(8,111)		(23,139)	(41.6)	(185.3)
Gas and Basic Petrochemicals		2,080		5,121		849		(317)	(83.4)	(137.3)
Petrochemicals		(170)		(2,790)		(4,474)		(6,090)	(60.4)	(36.1)
Corporate, Subsidiary Companies and Other		(140)		837		(4,219)		2,708	(604.1)	164.2

Total Income/(loss)	Ps.	7,133	Ps.	(11,588)	Ps.	(21,157)	Ps.	(19,710)	(82.6)	(6.8)

Note: Numbers may not total due to rounding.

Source: PEMEX's financial statements.

2000 Compared to 1999 (As Restated)

  Exploration and Production

        In 2000, Pemex-Exploration and Production's trade sales of crude oil and natural gas to the PMI Group increased by 64.2% in peso terms and by 64.8% in U.S. dollar terms, as a result of an increase of 57.6% in the international price of crude oil and an increase of 3.5% in the volume of crude oil exports. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $24.62 in 2000, as compared to U.S. $15.62 in 1999. Intersegment sales increased by 89.5%, principally as a result of an increase in crude oil and natural gas sales, resulting from increases in the reference prices of these commodities. Income related to exploration and production activities improved from a loss of Ps. 5,202 million in 1999 to income of Ps. 7,128 million in 2000, primarily as a result of the improvement in revenues due to the increase in the weighted average price of crude oil realized by Pemex-Exploration and Production, which was offset by an increase in costs associated with the labor reserve for pension obligations from Ps. 9,012 million in 1999 to Ps. 10,351 million in 2000.

  Refining

        In 2000, trade sales related to refining activities increased by 22.8%, from Ps. 187,381 million in 1999 to Ps. 230,059 million in 2000. Export sales related to refining activities decreased from Ps. 4,057 million in 1999 to Ps. 3,654 million in 2000, as a result of a decrease in the volume of certain petroleum product exports. Domestic sales related to refining activities increased by 23.5% from Ps. 183,384 million in 1999 to Ps. 226,405 million in 2000, principally due to increases in the peso prices of refined products. The IEPS Tax decreased by Ps. 18,793 million in 2000. Intersegment sales increased by Ps. 2,900 million, largely due to increases in the sales of naphthas and propylene. In 2000, the total loss related to refining activities was Ps. 23,139 million, as compared to a loss of Ps. 8,111 million in 1999. The increased loss was primarily due to increased purchases of crude oil and refined products at higher reference prices and an increase in labor reserves costs from Ps. 8,903 million in 1999 to Ps. 10,933 million in 2000.

  Gas and Basic Petrochemicals

        In 2000, trade sales related to the natural gas and basic petrochemical business segment increased by 65.3%, from Ps. 38,685 million in 1999 to Ps. 63,957 million in 2000. Natural gas sales increased by 75.7% from Ps. 15,364 million in 1999 to Ps. 26,997 million in 2000, mainly due to an increase in the volume of domestic sales. The volume of domestic sales of basic petrochemicals increased by 21.0% in 1999, from 649 thousand tons per year in 1999 to 785 thousand tons per year in 2000. Income related to natural gas and basic petrochemicals fell by 137.3%, from income of Ps. 849 million in 1999 to a loss of Ps. 317 million in 2000, mainly due to a 107.4% increase in imports of products used in the production process and a 25.8% increase in labor reserves costs from Ps. 1,711 million in 1999 to Ps. 2,152 million in 2000, resulting in an increase in the cost of sales and operating expenses which was only partially offset by increased sales.

  Petrochemicals

        In 2000, trade sales related to the petrochemicals business segment increased by 20.6%, from Ps. 10,105 million in 1999 to Ps. 12,184 million in 2000. Prices for petrochemicals sold domestically increased for a majority of petrochemical products. In 2000, the volume of petrochemical exports increased by 105.1% from 296 thousand tons in 1999 to 607 thousand tons in 2000. Losses related to petrochemicals activities increased from Ps. 4,474 million in 1999 to Ps. 6,090 million in 2000 due to decreases in both volumes and sale prices and to an increase in labor reserves costs from Ps. 2,308 million in 1999 to Ps. 2,702 million in 2000.

  Corporate, Subsidiary Companies and Other

        In 2000, additional marginal trade sales revenues relating to PMI's sales of crude oil and petroleum products to third parties and after intercompany eliminations increased by 64.8% in peso terms, from Ps. 15,007 million in 1999 to Ps. 24,735 million in 2000, as a result of an increase in the international price of crude oil and an increase in the volume of PMI's crude oil sales. The weighted average price of crude oil sold by PMI was U.S. $24.78 in 2000, as compared to U.S. $15.55 in 1999. In 2000, total income related to corporate, subsidiary companies and other, which includes the international trading activities of the PMI Group, improved from a loss of Ps. 4.2 billion in 1999 to an income of Ps. 2.7 billion in 2000, in part due to a recognition of the U.S. $113 million net gain in 2000 in connection with the Repsol equity swap and collar unwind, which is discussed below under "Item 11—Quantitative and Qualitative Disclosures about Market Risk—Risk Management and Financial Instruments."

1999 Compared to 1998 (As Restated)

  Exploration and Production

        In 1999, Pemex-Exploration and Production's trade sales of crude oil and natural gas to the PMI Group increased by 43.6% in peso terms and by 37.5% in U.S. dollar terms, as a result of an increase in the international price of crude oil offset by a 10.5% reduction in the volume of crude oil exports. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group was U.S. $15.62 in 1999, as compared to U.S. $10.17 in 1998. Intersegment sales increased by 28.7%, principally as a result of an increase in crude oil and natural gas sales, resulting from increases in the reference prices of these commodities. Income related to exploration and production activities improved from a loss of Ps. 9,027 million in 1998 to a loss of Ps. 5,202 million in 1999, primarily as a result of the improvement in revenues due to the increase in the weighted average price of crude oil realized by Pemex-Exploration and Production, which was offset by an increase in costs associated with the labor reserve for pension obligations from Ps. 6,701 million in 1998 to Ps. 9,012 million in 1999.

  Refining

        In 1999, trade sales related to refining activities increased by 27.4%, from Ps. 147,078 million in 1998 to Ps. 187,381 million in 1999. Export sales related to refining activities increased from Ps. 1,851 million in 1998 to Ps. 4,057 million in 1999, as a result of an increase in the volume of certain petroleum product exports. Domestic sales related to refining activities increased by 26.2%, from Ps. 145,226 million in 1998 to Ps. 183,324 million in 1999, principally due to increases in the peso prices of refined products. The IEPS Tax increased by Ps. 22,495 million in 1999. Intersegment sales decreased by Ps. 22 million, largely due to decreases in the sales of naphthas and propylene. In 1999, the total loss related to refining activities was Ps. 8,111 million, as compared to a loss of Ps. 5,729 million in 1998. The increased loss was primarily due to an increase in labor reserves costs from Ps. 6,410 million in 1998 to Ps. 8,903 million in 1999.

  Gas and Basic Petrochemicals

        In 1999, trade sales related to the natural gas and basic petrochemical business segment increased by 16.2%, from Ps. 33,286 million in 1998 to Ps. 38,685 million in 1999. Natural gas sales increased by 18.0%, from Ps. 13,015 million in 1998 to Ps. 15,364 million in 1999, mainly due to an increase in the volume of domestic sales. The volume of domestic sales of basic petrochemicals increased by 1.9% in 1999, from 637 thousand tons per year in 1998 to 649 thousand tons per year in 1999. Income related to natural gas and basic petrochemicals fell by 83.4% from Ps. 5,121 million in 1998 to Ps. 849 million in 1999, mainly due to a 53.0% increase in imports of products used in the production process and a 47.2% increase in labor reserves costs from Ps. 1,162 million in 1998 to Ps. 1,711 million in 1999, resulting in an increase in the cost of sales and operating expenses which was only partially offset by increased sales.

  Petrochemicals

        In 1999, trade sales related to the petrochemicals business segment decreased by 3.8%, from Ps. 10,507 million in 1998 to Ps. 10,105 million in 1999. Sales volume of petrochemicals decreased by 30.1% in 1999, from 4,450 thousand tons per year in 1998 to 3,109 thousand tons per year in 1999. Prices for petrochemicals sold domestically decreased for a majority of petrochemical products. In 1999, the volume of petrochemical exports decreased by 32.9%, from 441 thousand tons per year in 1998 to 296 thousand tons per year in 1999. Losses related to petrochemicals activities increased from Ps. 2,790 million in 1998 to Ps. 4,474 million in 1999 due to decreases in both volumes and sale prices and to an increase in labor reserves costs from Ps. 1,367 million in 1998 to Ps. 2,308 million in 1999.

  Corporate, Subsidiary Companies and Other

        In 1999, additional marginal trade sales revenues relating to PMI's sales of crude oil and petroleum products to third parties and after intercompany eliminations increased by 90.3% in peso terms, from Ps. 7,885 million in 1998 to Ps. 15,007 million in 1999, as a result of an increase in the international price of crude oil offset by a 10.5% reduction in the volume of PMI's crude oil sales. The weighted average price of crude oil sold by PMI was U.S. $15.55 in 1999, as compared to U.S. $10.16 in 1998. In 1999, income related to corporate, subsidiary companies and other, which includes the international trading activities of the PMI Group, declined from income of Ps. 837 million in 1998 to a loss of Ps. 4.2 billion in 1999.

U.S. GAAP Reconciliation

        Operating results under U.S. GAAP differ from operating results under Mexican GAAP due to several factors. The most important of these factors are differences in methods of accounting for impairment of fixed assets, petroleum exploration and drilling costs, pension obligations, capitalized interest and foreign exchange losses.

  Impairment of Long-lived Assets

        Under U.S. GAAP, SFAS No. 121 requires that PEMEX evaluate its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 requires PEMEX to write-down impaired assets to the fair value, defined as the discounted present value of expected future cash flows on related assets.

  Exploration and Drilling Costs

        Under Mexican GAAP, PEMEX charges oil exploration and development costs to a capital reserve rather than expensing or directly capitalizing these costs as U.S. GAAP requires. PEMEX funds this capital reserve by charging a certain percentage to cost of sales for each barrel of crude oil extracted. PEMEX sets the percentage charged on an annual basis.

  Seniority Premiums and Pension Obligations

        Seniority premiums and retirement plans are treated differently under U.S. GAAP and Mexican GAAP because of the different actuarial cost assumptions required by Bulletin D-3 and SFAS No. 87. In addition, PEMEX adopted Bulletin D-3 and SFAS No. 87 at different times, which resulted in differences in period expenses due to the differing amortization of transition amounts. During 1995, PEMEX implemented SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pension", using the transitional recognition method. PEMEX implemented SFAS 132, "Employers' Disclosure about Pensions and Other Post-retirement Benefits", effective January 1, 1998.

  Capitalized Interest

        For Mexican GAAP purposes, PEMEX treats all interest expense as being associated with construction in progress and well development and accordingly capitalizes all interest. For purposes of the U.S. GAAP reconciliation, PEMEX capitalizes interest by applying its average borrowing rate to its average amount of construction in progress.

  Inflation and Foreign Exchange Losses

        PEMEX applies NIF-06 BIS "A", section A, to its financial statements to reflect the effects of inflation. NIF-06 BIS "A", section A, provides for the restatement of fixed assets, inventories and costs of sales by indexing and/or appraisals. Because NIF-06 BIS "A", section A, does not represent a comprehensive basis for inflation accounting, PEMEX has reversed the effects of NIF-06 BIS "A", section A, on its financial statements from the U.S. GAAP reconciliation of equity. Under NIF-06 BIS "A", section A, a devaluation of the peso does not fully impact PEMEX's income in the year incurred because a portion of the exchange losses are capitalized into fixed assets. Furthermore, devaluation of the peso relative to the dollar results in an increase in income to the extent that expenses remain relatively stable because they are incurred in pesos, while revenues, which are mostly denominated in dollars or linked to international, dollar-denominated prices, increase in peso terms. In contrast, under U.S. GAAP, devaluation of the peso has a negative impact on PEMEX's income because the exchange losses are not capitalized but are charged immediately to income.

  Restatement

        We have restated our U.S. GAAP reconciliation of our financial statements as of and for the five years ended December 31, 2000. In addition to the adjustments made relating to dismantlement and abandonment costs discussed above under "—Restatement," the principal adjustments made to the reconciliation reflect the changes discussed below.

        Repsol Derivative Transactions and Investment Securities. Previously, certain derivative transactions related to Repsol were accounted for in the U.S. GAAP reconciliation, as they had not been accrued in our Mexican GAAP financial statements. In the restated Mexican GAAP financial statements included in Item 18, these transactions have been recognized as accrued liabilities at year-end 1999, thus eliminating the difference in accounting for these transactions between Mexican and U.S. GAAP. As a result, a line item relating to these Repsol derivative transactions in the reconciliation of our financial statements to U.S. GAAP is no longer necessary.

        In addition, we have corrected the reconciliation of our financial statements to U.S. GAAP for the years ended December 31, 2000 and 1999 to include cost basis adjustments for all of the Repsol shares we hold. The adjusted cost basis for Repsol shares includes corrections made to the number of Repsol shares we held at December 31, 1999 and corrections made to the amount presented as the historical cost of shares held within Strategic Money Management Company B.V. at December 31, 1999 and 2000. Previously, the cost basis for these shares considered an amount of shares lower than the amount we actually held, and the shares were valued at the restructure of the swap, instead of at the contracted swap date. The adjustment resulted in increases in equity in each of the years ended December 31, 2000 and 1999. PEMEX has previously accounted for, and continues to account for, the Repsol shares as available for sale securities under SFAS No. 115.

        Exploration and Drilling Costs. Accumulated equity amounts related to exploration and drilling costs for the years ended December 31, 2000, 1999, and 1998 have been restated under U.S. GAAP to reflect accumulated capital charges arising in prior periods in respect of unsuccessful developmental wells. Under U.S. GAAP, amounts related to the drilling of unsuccessful developmental wells are capitalized, whereas these amounts are expensed under Mexican GAAP. In previous periods, due to classification discrepancies, certain capital charges related to developmental wells had not been included as a difference in equity between U.S. GAAP and Mexican GAAP. The accumulated equity amounts have also been revised to eliminate portions of the specific oil field exploration and drilling reserve accumulated under Mexican GAAP for future drilling costs and not fully reversed in prior periods for U.S. GAAP purposes. Under Mexican GAAP, and as explained in Notes 2 h) and 18I(b) to the Financial Statements, a predetermined cost per barrel is charged to cost of sales for each barrel of oil produced. For U.S. GAAP, the reserve is reversed, as are annual charges to cost of sales resulting from the accrual of such reserve. The U.S. GAAP expense for exploration and drilling equals only the exploration and drilling costs related to unsuccessful exploratory wells. In all prior years, the income impact of the cost of sales charge related to the reserve was properly reversed. However, the effect of the reserve was not fully reversed in U.S. GAAP equity, as it was erroneously believed that there should be a difference in equity to the extent that cost per barrel charges in Mexican GAAP exceeded actual drilling expenditures and other exploration and production related expenditures for U.S. GAAP. Thus, the restatement is related to the fact that the reserve accrued for Mexican GAAP was not fully reversed out of U.S. GAAP equity.

        Accrued Vacation. Adjustments have been made to the reconciling line item related to accrued vacation. The adjustments were made to correct mathematical errors in the recognition of annual accrued vacation charge in the reconciliation of income to U.S. GAAP.

        The following table sets forth the effects of the foregoing adjustments on our income (loss) for each of the five years ended December 31, 2000 under U.S. GAAP.

	Year ended December 31,
	1996	1997	1998	1999	2000
	(in millions of pesos)
Income (loss) for the year, as previously reported, under U.S. GAAP	Ps. 10,231	Ps. 10,001	Ps. (25,873)	Ps. (13,012)	Ps. (12,708)
Adjustments due to recognition of dismantlement and abandonment costs(1)	(867)	(813)	(1,449)	(1,321)	(1,201)
Adjustments related to accrued vacation		(11)	(48)	(378)	(166)

Income (loss) for the year, as restated, under U.S. GAAP	Ps. 9,364	Ps. 9,177	Ps. (27,369)	Ps. (14,711)	Ps. (14,075)

Note: Numbers may not total due to rounding

(1)
As stated above and in Note 2 s) to the Financial Statements, the Financial Statements have been restated under Mexican GAAP to take into account dismantlement and abandonment costs. This adjustment recognized for Mexican GAAP purposes is also an adjustment for U.S. GAAP purposes and, therefore, has been considered in this table.

Source: PEMEX's restated financial statements.

        The following table sets forth the effects of the foregoing adjustments on our comprehensive income (loss) for each of the three years ended December 31, 2000 under U.S. GAAP.

	Year ended December 31,
	1998		1999		2000
	(in millions of pesos)
Comprehensive income (loss) for the year, as previously reported, under U.S. GAAP	Ps.	(24,157)	Ps.	(9,936)	Ps.	(19,866)
Adjustments due to recognition of dismantlement and abandonment costs(1)		(1,449)		(1,321)		(1,201)
Adjustments for Repsol derivative transactions and Repsol investment securities		—		412		3,236
Adjustments related to accrued vacation		(48)		(378)		(166)

Comprehensive income (loss) for the year, as restated, under U.S. GAAP	Ps.	(25,653)	Ps.	(11,223)	Ps.	(17,997)

Note: Numbers may not total due to rounding

(1)
The adjustment related to dismantlement and abandonment costs recognized for Mexican GAAP purposes is also an adjustment for U.S. GAAP purposes and, therefore, has been considered in this table.

Source: PEMEX's restated financial statements.

        The following table sets forth the effects of the foregoing adjustments on our equity at each of the five years ended December 31, 2000 under U.S. GAAP.

	Year ended December 31,
	1996		1997		1998		1999		2000
	(in millions of pesos)
Equity at year end, as previously reported, under U.S. GAAP	Ps.	69,257	Ps.	62,003	Ps.	30,070	Ps.	16,159	Ps.	(9,348)
Adjustments due to recognition of dismantlement and abandonment costs(1)		(4,215)		(5,028)		(6,477)		(7,798)		(8,999)
Adjustments for Repsol derivative transactions and Repsol investment securities								412		5,679
Adjustments related to accrued vacation				(11)		(59)		(437)		(603)
Adjustments related to exploration and drilling costs				2,987		1,484		(2,391)		(7,328)

Equity at year end, as restated, under U.S. GAAP	Ps.	65,042	Ps.	59,951	Ps.	25,018	Ps.	5,944	Ps.	(20,599)

Note:    Numbers may not total due to rounding

(1)
The adjustment related to dismantlement and abandonment costs recognized for Mexican GAAP purposes is also an adjustment for U.S. GAAP purposes and, therefore, has been considered in this table.

Source:    PEMEX's restated financial statements.

  Income and Equity under U.S. GAAP (As Restated)

        For the year ended December 31, 2000, PEMEX's loss under U.S. GAAP was approximately Ps. 14.1 billion, representing a Ps. 5.6 billion decrease from the loss recorded under Mexican GAAP. For the year ended December 31, 1999, PEMEX's loss under U.S. GAAP was approximately Ps. 14.7 billion, representing a Ps. 6.4 billion decrease from the loss recorded under Mexican GAAP and for the year ended December 31, 1998, PEMEX reported a loss under U.S. GAAP of approximately Ps. 27.4 billion. The adjustments to Mexican GAAP income resulted largely from the treatment of

Ps. 10.4 billion and Ps. 9.5 billion of fixed assets depreciation in 2000 and 1999, and Ps. 19.8 billion of foreign exchange losses in 1998.

        PEMEX's equity under U.S. GAAP was approximately Ps. (20.6) billion at December 31, 2000 as compared to Ps. 5.9 billion at December 31, 1999. The decrease in equity under U.S. GAAP in 2000 as compared to 1999 reflected a Ps. 10.9 billion decrease in equity for 2000 under Mexican GAAP due mainly to the loss recorded for the year and U.S. GAAP adjustments for inflation accounting and post-retirement benefits, which increased by Ps. 12.0 billion and Ps. 5.8 billion, respectively. These adjustments were only partially offset by a Ps. 10.4 billion decrease in fixed-assets depreciation. For a further discussion of these and other adjustments, see Note 18 to the Financial Statements.

        In 1998, PEMEX adopted SFAS No. 130 "Reporting Comprehensive Income." Under U.S. GAAP, PEMEX's comprehensive loss was Ps. (17,997) million, Ps. (11,223) million, and Ps. (25,653) million in 2000, 1999 and 1998, respectively. The other accumulated comprehensive income for 2000, 1999 and 1998 was Ps. 5,086 million, Ps. 9,008 million and Ps. 5,520 million, respectively.

  Recently Issued Accounting Standards

        Effective January 1, 2001, PEMEX adopted Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes standards for recognition and measurement of derivatives and hedging activities. The adoption resulted in cumulative after-tax decreases in net loss of approximately U.S. $395.0 million (approximately Ps. 3,780.6 million) in the first quarter of fiscal 2001. The adoption will also impact assets and liabilities recorded on the balance sheet.

        SFAS 133 requires that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period. These new standards may result in additional volatility in reported earnings, other comprehensive income and accumulated other comprehensive income.

        The Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishing Liabilities," which is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, with certain exceptions. SFAS No. 140 replaces SFAS No. 125 and modifies certain criteria relating to qualifying special purpose entities. PEMEX has reviewed these criteria and determined that Pemex Finance, Ltd. does not meet them; consequently, PEMEX will begin to consolidate Pemex Finance, Ltd. effective January 1, 2001 for U.S. GAAP purposes.

        The American Institute of Certified Public Accountants has issued SOP 98-5 related to the reporting of the costs of start-up activities. SOP 98-5 is required to be adopted as of December 31, 1999 and reported as a cumulative effect of a change in accounting principle. We have evaluated the effect of SOP 98-5 on our financial statements and have determined that no adjustment will be required as we have no qualifying deferred charges.

        Requirements of the new Mexican accounting Bulletin C-2, "Financial Instruments," went into effect on January 1, 2001. The new bulletin establishes the basic rules to be observed by the issuers of, and the investors in, financial instruments when valuing, presenting and disclosing these instruments in the financial information. This bulletin also establishes the rules and conditions that must be met to offset financial assets and liabilities and requires that financial instruments and derivatives be valued at their fair value, except those classified as "held to maturity," which are to be presented at cost. Management estimates that the effect of the adoption as of January 1, 2001, of this statement will be an expense of approximately Ps. 1,327.5 million (equivalent to U.S. $138.6 million) in the consolidated statement of income.

Change in Independent Auditors

        The General Comptroller's Office of the Mexican Government, which we refer to as SECODAM, periodically assigns new independent auditors to PEMEX. Pursuant to actions by SECODAM, in 1998 PricewaterhouseCoopers, S.C. ceased to be the independent auditors of PEMEX at the end of fiscal year ended December 31, 1997, and Mancera, S.C. (a member practice of Ernst & Young Global) were assigned as the independent auditors for PEMEX on September 25, 1998 for the fiscal years ended December 31, 1998, 1999, and 2000. Pursuant to actions by SECODAM, on October 5, 2001, Mancera, S.C. ceased to be the independent auditors of PEMEX at the end of fiscal year ended December 31, 2000, and Ruiz, Urquiza y Cía., S.C. (formerly a member firm of Andersen Worldwide S.C.) was initially assigned as PEMEX's new auditors beginning in the fiscal year ended December 31, 2001. On May 9, 2002, due to the indictment of Arthur Andersen LLP, SECODAM decided to terminate the engagement of Ruiz, Urquiza y Cía., S.C. for PEMEX's financial statements to be included in its annual report on Form 20-F for the fiscal year ended December 31, 2001, and instead appointed PricewaterhouseCoopers, S.C. as the current independent auditors to audit those financial statements. As of that date, Ruiz, Urquiza y Cía., S.C. delivered only an audit report on PEMEX's financial statements prepared in accordance with Mexican Financial Reporting Standards applicable to Mexican public-sector entities.

        The independent auditors' reports on the financial statements for the 1998, 1999 and 2000 fiscal years have no adverse opinions or disclaimer of opinions, nor do such reports modify or qualify as to uncertainty, audit scope or accounting principles. For the 1996 and 1997 fiscal years, we had no disagreements with PricewaterhouseCoopers, S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. For the 1998, 1999 and 2000 fiscal years, we had no disagreements with Mancera, S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Ruiz, Urquiza y Cía., S.C. did not and will not deliver an audit report on PEMEX's consolidated financial statements to be included in its annual report on Form 20-F for the 2001 fiscal year. For the 2001 fiscal year, we had no disagreements with Ruiz, Urquiza y Cía., S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to its report on our financial statements prepared in accordance with Mexican Financial Reporting Standards applicable to Mexican public-sector entities. The decision to change accountants in each of the above instances was made by SECODAM.

Item 6. Directors, Senior Management and Employees

        An eleven-member board of directors governs Petróleos Mexicanos. The President of Mexico appoints six members, including the Chairman of the Board of Directors. A recent amendment to the Organic Law requires that the members of the Board of Directors of Petróleos Mexicanos include the Secretary of the Ministry of the Environment and Natural Resources. The President of Mexico also appoints the Director General of Petróleos Mexicanos. The Petroleum Workers' Union, which we refer to as the Union, selects the remaining five directors from among our employees. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board. The members of the Board of Directors are not appointed for a specific term. The members of the Board of Directors, except for those members selected by the Union, serve subject to the discretion of the President of Mexico.

        On May 1, 2001, regulations under the Organic Law were amended to create an Advisory Committee to the Board of Directors of Petróleos Mexicanos, composed of eight members, including two representatives of the Mexican Government (the Secretary of the Ministry of Energy and the Director General of Petróleos Mexicanos) and six other persons selected by the President of Mexico. The members of the Advisory Committee participate in, but may not vote at, the meetings of the Board. The Advisory Committee is required to meet at least four times per year. Additionally, the Board, its Chairman or the Director General of Petróleos Mexicanos may request extraordinary meetings.

        An eight-member board of directors governs each subsidiary entity. Each of these boards consists of the Director General of Petróleos Mexicanos, the Director General of each of the other three subsidiary entities and four additional directors, who are each appointed by the President of Mexico. The Director General of Petróleos Mexicanos serves as Chairman of the board of each subsidiary entity. Neither the members of the boards of directors nor the executive officers are appointed for a specific term. The members of the boards of directors and the Directors General serve subject to the discretion of the President of Mexico.

        On December 2, 2000, in conjunction with the political transition that occurred upon the inauguration of Vicente Fox Quesada as President of Mexico, we announced that Mr. Raúl Muñoz Leos, former President and Director General of DuPont México, S.A. de C.V. was appointed Director General of Petróleos Mexicanos, effective on such date.

        At an extraordinary session of the Board of Directors, held on May 7, 2001, the board also approved the creation of, and confirmed the appointments for, five new executive offices: Corporate Director of Strategic Planning, Corporate Director of Operations, Corporate Director of Engineering and Project Development, Corporate Director for Competitiveness and Innovation and Executive Coordinator.

        The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 13, 2001.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Ernesto Martens Rebolledo	Director, Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of the Ministry of Energy Born: 1933 Other directorships: Director of the Federal Electricity Commission; Director of Luz y Fuerza del Centro; Director of Banco Nacional de Comercio Exterior, S.N.C.; Director of Nacional Financiera, S.N.C. and Member of the Technical Board of the National Water Commission	2001

Mr. José Luis Romero Hicks
Director and Director General of the National Bank of Foreign Trade
Born: 1957
Other directorships: Director of Banco Nacional de Comercio Exterior, S.N.C.; Director of Seguros Bancomext; Director of Ocean Garden Products, Inc.; Director of Exportadores Mexicanos, S.A. de C.V.; Director of Coordinadora de Asistencia Administrativa, S.A. de C.V.; Director of Desarrollo Inmobiliario Especializado, S.A. de C.V. and Director of World Trade Center
	Business experience: Corporate Director of Finance and Planning of Desarrolladora Metropolitana, S.A. de C.V. and Secretary of the Ministry of Finance of the State of Guanajuato	2001
Mr. Santiago Levy Algazi	Director and Director General of the Mexican Institute for Social Security Born: 1956 Business experience: President of the Federal Competition Commission and Undersecretary of Disbursements of the Ministry of Finance and Public Credit	2001
Mr. Luis Ernesto Derbez Bautista	Director and Secretary of the Ministry of Economy Born: 1947 Business experience: Economic Program Coordinator of President Vicente Fox and Professor of the Graduate School of Administration of the Technological Institute of Superior Studies in Monterrey ITESM	2001
Mr. Pedro Cerisola y Weber	Director and Secretary of the Ministry of Communications and Transportation Born: 1949 Other directorships: Chairman of the board of directors of Aeropuertos y Servicios Auxiliares; Chairman of the board of directors of Caminos y Puentes Federales de Ingresos y Servicios Conexos; Director of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Chairman of the board of directors of Telecom; Chairman of the board of directors of Servicio Postal Mexicano	2001

Mr. José Francisco Gil Díaz	Director and Secretary of the Ministry of Finance and Public Credit Born: 1943 Business experience: Director General of Avantel; Deputy Governor of Banco de México and Undersecretary of the Ministry of Finance and Public Credit	2001
Mr. Ramón Hernández Toledo	Director and Union Representative Born: 1937 Business experience: Field supervisor and Other positions in PEMEX	1992
Mr. Pablo Pavón Vinales	Director and Union Representative Born: 1945 Business experience: Other positions in PEMEX	1992
Mr. Ricardo Aldana Prieto	Senator and Union Representative Born: 1954 Business experience: General Secretary of Section 40 of the Union	2001
Mr. Alejandro Sánchez Narváez	Director and Union Representative Born: 1952 Business experience: Other positions in PEMEX	2001
Mr. Mario Martínez Aldana	Director and Union Representative Born: 1952 Business experience: Other positions in PEMEX	2001
Mr. Raúl Muñoz Leos	Director General Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Juan José Suárez Coppel	Corporate Director of Finance Born: 1959 Business experience: Advisors coordinator of the Secretary of the Ministry of Finance and Public Credit; Treasurer of Televisa and Chief of the Operations Floor of Derivative Operations on Securities in Banco Nacional de México	2001

Mr. Emilio Marco Aguilar	Deputy Director of Programming and Budget Born: 1952 Business experience: Associate Managing Director of Budgeting; Associate Managing Director of Operation and Results Evaluation and Deputy Manager of Analysis and Evaluation	1996
Mr. Cristobal S. Gutiérrez Ponce	Deputy Director of Financial Information Systems Born: 1954 Other directorships: Director of Servicios Aéreos Especializados Mexicanos, S.A. de C.V. Business experience: General accountant of Lance, S.A. de C.V.; Associate Managing Director of Accounting of P.M.I. Comercio Internacional, S.A. de C.V. and Associate Managing Director of Accounting of Petróleos Mexicanos	1998
Mr. Gustavo Rovirosa Renero	Deputy Director of the Assets Streamlining Unit Born: 1939 Business experience: Commissary of the General Comptroller's Office; Director of Administrative Services and Advisor of the Director General of Aseguradora Hidalgo, S.A.	2000
Mr. Jorge Lanz de la Isla	Deputy Director of Finance and Treasury Born: 1952 Business experience: Director General of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. and Director General of Servicios Aeroportuarios del Sureste, S.A. de C.V.	2000
Mr. Julio Camelo Martínez	Corporate Director of Administration Born: 1937 Business experience: Undersecretary of Planning of the Ministry of Public Education; Undersecretary of Planning of the Ministry of Agrarian Reform and Municipal President of Monterrey	2001
Mr. Julio Pindter González	Deputy Director of Labor Relations Born: 1931 Business experience: Superintendent of Personal Integration, Deputy Manager and Associate Managing Director of Personnel of Petróleos Mexicanos	1993

(Vacant)	Deputy Director of Services
Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Medical Services Born: 1943 Business experience: Deputy Manager of Administration of Petróleos Mexicanos and Associate Managing Director of Medical Services of Petróleos Mexicanos	2000
Mr. Rafael Fernández de la Garza	Corporate Director of Industrial Safety and Environmental Protection Born: 1948 Business experience: Chief of Engineering of the Carboelectric Central Facility of Río Escondido and Manager and Chief of Engineering of the of the Nucleoelectrical Central Facility of Laguna Verde	1997
Mr. Roberto Osegueda Villaseñor	Corporate Director for Strategic Planning Born: 1938 Business experience: Attorney of OMV, Ingeniería Comercial, S.A. de C.V.; Director General of Grupo Solus, S.A. de C.V. and Coordinator of the Corporate Planning Unit of Petróleos Mexicanos	2001
Mr. Pedro Carlos Gómez Flores	Deputy Director of Sector Relations Born: 1951 Business experience: Deputy Director of Natural Gas and Sulphur of Pemex-Gas and Basic Petrochemicals, Deputy Director of Distribution of Pemex-Refining and Deputy Director of Strategic Planning of Petróleos Mexicanos	2001
Mr. José Antonio Ceballos Soberanis	Corporate Director of Operations Born: 1943 Business experience: Deputy Director of Trading of Pemex-Refining and Director General of Pemex-Exploration and Production	2001
Mr. Othón Canales Treviño	Corporate Director for Competitiveness and Innovation Born: 1952 Business experience: Director General of Quimi-Corp Internacional, S.A. de C.V.; Director General of Othón Canales Ingenieros, S.C. and Deputy Director of Resistol, S.A.	2001

Mr. Andrés Moreno Fernández	Corporate Director of Engineering and Project Development Born: 1938 Other directorships: Chairman of the board of directors of Lumbreras y Túneles, S.A. de C.V. Business experience: Director General of Construction and Hydraulic Operation of the Department of the Federal District; Deputy Director of Construction of the Federal Electricity Commission	2001
Mr. Ernesto Ríos Montero	Deputy Director of Engineering Born: 1936 Business experience: Plant Manager of Síntesis Orgánicas, S.A., Executive Vice President of Grupo Bufete Industrial and Director of Consultoría Empresarial Ejecutiva	2001
Mr. Jorge Alberto Aguilar López	Deputy Director of Contracting Born: 1956 Business experience: Project Director of Grupo México and Manager of Financial Planning of the Federal Electricity Commission	2001
Mr. Renato Valle Fabela	Deputy Director of Industrial Plant Projects Born: 1946 Business experience: Advisor of design, construction, supervision and mounting of electromechanical equipment of hydraulic works in the National Water Commission and Manager of Thermolectrical Construction Projects of the Federal Electricity Commission	2001
Mr. Gerardo Rueda Rábago	Corporate General Comptroller Born: 1937 Business experience: Manager of Auditing; Manager of Budget and Accounting and Director of the Comptroller's Office of Banco de México	1997
(Vacant)	Deputy Comptroller of Evaluation and Control
Mr. Manuel Vázquez Bustillos	Deputy Comptroller of Auditors Born: 1939 Business experience: General Comptroller of the Ministry of Energy; General Comptroller of the Institute of Security and Social Services of Government Employees and Associate Managing Director of Supervision of Entities and Affiliates of Petróleos Mexicanos	1997

Mr. Salvador Gómez Ávila	Corporate Auditor of Industrial Safety and Environmental Protection Born: 1943 Business experience: Associate Managing Director of Strategic Planning and Deputy Director of Planning of Pemex-Petroquímica	1998
Mr. Melchor de los Santos Ordóñez	Executive Coordinator Born: 1950 Business experience: Senator; Director of Delegations of Banco Nacional de Obras y Servicios Públicos, S.N.C. and President of the Autonomous University of Coahuila	2001
Mr. Moisés Ithuriel Orozco García	Executive Advisor to the Director General Born: 1968 Business experience: Advisor of the Coordinator of the Corporate Planning Unit; Advisor to the Director General and Executive Coordinator of the Direction General of Petróleos Mexicanos	2001

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Raúl Muñoz Leos	Director, Chairman of the board of directors of Pemex-Exploration and Production (refer to Petróleos Mexicanos) Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Armando Leal Santa Ana	Director (refer to Pemex-Refining)	2001
Mr. Marcos Ramírez Silva	Director (refer to Pemex-Gas and Basic Petrochemicals)	1996
(Vacant)	Director (refer to Pemex-Petrochemicals)
Mr. Carlos Hurtado López	Director and Undersecretary of Disbursements of the Ministry of Finance and Public Credit Business experience: Coordinator of Advisors in Economic and Social Development Matters; coordinator of advisors of the Ministry of Finance and Public Credit and Mexico's Representative of the Organization for Economic Co-operation and Development (OECD)	2001
Mr. Juan Antonio Bargés Mestres	Director and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1945 Other directorships: Director of Banco Nacional de Comercio Exterior, S.N.C. and Director of Nacional Financiera, S.N.C. Business experience: Director of Planning and Director General of Aeronaútica Civil	2001
Mr. Antonio Juan-Marcos Issa	Director and Coordinator of Advisors of the Director General of Petróleos Mexicanos Born: 1946 Business experience: Representative of Petróleos Mexicanos for Europe; Regional Director of the Ministry of Foreign Relations and Secretary of Finance of the Government of Coahuila	2001
Mr. Luis Fernando de la Calle Pardo	Director and Undersecretary of International Commercial Negotiations of the Ministry of Economy Born: 1957 Business experience: Economist in the World Bank; Minister of Commercial Affairs and Director of the Washington Office of the Ministry of Commerce and Industrial Development	2001

Mr. Luis Ramírez Corzo	Director General Born: 1948 Business experience: Mexican Petroleum Institute; Manager of DINA Vulcano, S.A. and Director General of Turbinas Solar, S.A. de C.V.	2001
Mr. Antonio Acuña Rosado	Director of Cantarell Project Born: 1938 Business experience: Deputy Director of Construction; Deputy Director of Technical Services and Deputy Director of the Northeastern Marine Region of Pemex-Exploration and Production	1998
(Vacant)	Deputy Director—Northeastern Marine Region
Mr. Maclovio Esteban Yáñez Mondragón	Deputy Director—North Region Born: 1948 Business experience: Head of the Technology Department (Southeastern Region); Associate Managing Director of Perforation and Well Maintenance (Marine Region) and Associate Managing Director of Perforation and Well Maintenance (South Region) of Pemex-Exploration and Production	1995
Mr. Héctor Leyva Torres	Deputy Director—Southwestern Marine Region Born: 1948 Other directorships: Director of Administración Portuaria Integral de Dos Bocas Business experience: Associate Managing Director of Production (Marine Region); Associate Managing Director of Production (Southern Region) and Deputy Director of the South Region of Pemex-Exploration and Production	1997
Mr. Miguel Angel Rivera Villaseñor	Deputy Director of Management and Finance Born: 1945 Business experience: Director General of the Metal Mechanical Industry and Capital Assets of the Ministry of Commerce and Industrial Development; Executive Coordinator of Programming and Financial Control and Deputy Director of Proceeds and Financial Programming	1995

Mr. Alfredo Eduardo Guzmán Baldizán	Executive Coordinator of Exploration Strategies Born: 1947 Business experience: Associate Managing Director of Exploración (Northern Region) and Associate Managing Director of Planning (Northern Region) of Pemex-Exploration and Production	1999
Mr. Carlos Rasso Zamora	Deputy Director of Drilling and Well Maintenance Born: 1946 Business experience: Inspector of Mines and Hydrocarbons of the Ministry of National Patrimony; Superintendent and Zone Manager in Petróleos Mexicanos	1997
Mr. Horacio Guevara Montalvo	Deputy Director of Planning Born: 1946 Business experience: Associate Managing Director of Evaluation and Information of Petróleos Mexicanos; Associate Managing Director of Planning and Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals	1997
Mr. Carlos A. Morales Gil	Deputy Director—South Region Born: 1954 Business experience: Associate Managing Director of Production (South Region); Associate Managing Director of Planning (South Region) and Associate Managing Director of Analysis and Investment Evaluation (South Region) of Pemex-Exploration and Production	1998
Mr. Guillermo Cruz Domínguez Vargas	Deputy Director of Technology and Professional Development Born: 1946 Business experience: Associate Managing Director of Production (South Region); Associate Managing Director of Planning (Marine Region) and Associate Managing Director of Planning of Pemex-Exploration and Production	1996
Mr. Pedro Silva López	Executive Director of Gas Strategic Program Born: 1953 Business experience: Associate Managing Director of Strategic Planning; Associate Managing Director of the Burgos Project (Northern Region) and Associate Managing Director of Planning (North Region) of Pemex-Exploration and Production	1999

Mr. Silvano Torres Xolio	Auditor of Industrial Safety and Environmental Protection Born: 1952 Business experience: Associate Managing Director of Industrial Safety and Environmental Protection, Deputy Manager of Industrial Safety and Environmental Protection and Superintendent of Industrial Safety and Environmental Protection of Pemex-Exploration and Production	1996
Mr. Alfredo Félix Díaz Casado	Internal Comptroller Born: 1934 Business experience: Chief of Auditing and delegate of the Institute of Security and Social Services for Government Workers	1999

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Raúl Muñoz Leos	Director, Chairman of the board of directors of Pemex Refining (refer to Petróleos Mexicanos) Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Luis Ramírez Corzo	Director (refer to Pemex-Exploration and Production)	2001
Mr. Marcos Ramírez Silva	Director (refer to Pemex-Gas and Basic Petrochemicals)	1996
(Vacant)	Director
Mr. Carlos Hurtado López	Director (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Director (refer to Pemex-Exploration and Production)	2001
Mr. Antonio Juan-Marcos Issa	Director (refer to Pemex-Exploration and Production)	2001
Juan Bueno Torio	Director and Undersecretary for the Small and Medium Enterprise of the Ministry of Economy Born: 1953 Other directorships: Director of Banco Nacional de Comercio Exterior, S.N.C.; Director of Centro de Investigación y Asesoría Tecnológica en Cuero y Calzado; Director of Nacional Financiera, S.N.C.; Director of Ocean Garden Products; Inc., Director of Consejo de Fomento Económico del D.F.; Director of Exportadores Asociados, S.A. de C.V.; Director of Ferrocarriles Nacionales	2001

Mr. Armando Leal Santa Ana	Director General Born: 1937 Other directorships: Director of Mexicana de Lubricantes, S.A. de C.V. Business Experience: Associate Managing Director of Production Control; Deputy Director of Production and Director General of Pemex Petrochemicals	2001
(Vacant)	Deputy Director of Production
Mr. Emilio Aguado Calvet(1)	Deputy Director of Trading Born: 1954 Business experience: Executive Coordinator of Planning of Petróleos Mexicanos; Deputy Director of Trading of Pemex Petrochemicals and Deputy Director of Planning of Pemex-Exploration and Production	1995
Mr. Guillermo Bert Meray	Deputy Director of Distribution Born: 1947 Business experience: Associate Managing Director of Storage and Distribution Terminals; Associate Managing Director of Supply and Operation and Associate Managing Director of Operation of Marine Terminals of Pemex Refining	1999
Mr. Rudy Omar Albertos Cámara	Deputy Director of Management and Finance Born: 1942 Business experience: Director General of Financial Resources of the Ministry of Public Education and Deputy Director of Administration and Finance of Pemex-Exploration and Production	1995
Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Planning and Evaluation Born: 1959 Business experience: Various positions in PEMEX	1994

Mr. Eduardo Vergara Cabrera	Deputy Director of Projects Born: 1944 Business experience: Associate Managing Director of Projects; Deputy Director of Industrial Plants of the Mexican Petroleum Institute and Deputy Director of Project Development of Pemex Refining	1996
Mr. Francisco Aparicio Varela	Internal Comptroller Born: 1946 Business experience: Director of Trading of Servicios Aeroportuarios del Sureste; Director of Projects of Trituradores Basálticos y Derivados, S.A. de C.V. and Coordinator of Refining and Petrochemicals of the Ministry of Energy	2001
Mr. Roberto Andrade Cruz	Auditor of Industrial Safety and Environmental Protection Born: 1942 Business experience: Superintendent of Evaluation; Associate Managing Director of Strategic Planning and Deputy Director of Technical Services of Pemex Refining	1998

(1)
Mr. Emilio Aguado Calvet is the brother-in-law of Mr. Eduardo Martinez del Rio, Director General of PMI.

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Raúl Muñoz Leos	Director, Chairman of the board of directors of Pemex-Gax and Basic Petrochemicals (refer to Petróleos Mexicanos) Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Luis Ramírez Corzo	Director (refer to Pemex-Exploration and Production)	2001
Mr. Armando Leal Santa Ana	Director (refer to Pemex-Refining)	2001
(Vacant)	Director (refer to Pemex-Petrochemicals)
Mr. Carlos Hurtado López	Director (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Director (refer to Pemex-Exploration and Production)	2001
Mr. Antonio Juan-Marcos Issa	Director (refer to Pemex-Exploration and Production)	2001
Mr. Angel Villalobos Rodríguez	Director and Coordinator of Advisors of the Secretary of Economy Born: 1958 Business experience: Manager of Economic Studies of Corporativo Vitro and Partner of Compass Consultores	2001
Mr. Marcos Ramírez Silva	Director General Born: 1957 Business experience: Commercial Director of Petroleum and Petrochemical Products of P.M.I. Comercio Internacional, S.A. de C.V.; Deputy Director of Planning and Operative Control and Deputy Director of Liquefied Gas and Basic Petrochemicals of Pemex Gas and Basic Petrochemicals	1996
Mr. Roberto Ramírez Soberón	Deputy Director of Planning Born: 1950 Business experience: Chief of Analysts of Banco de México and various positions in PEMEX	1997
Mr. Salvador García-Luna Rodríguez	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1959 Business experience: Deputy Manager of Residuals; Commercial Director of Petroleum Products and Commercial Director of Crude Oil of P.M.I. Comercio Internacional, S.A. de C.V.	1996

Mr. Luis Felipe Luna Melo	Deputy Director of Natural Gas Born: 1956 Business experience: Commercial representative in Tokyo and Deputy Manager of Analysis of P.M.I. Comercio Internacional, S.A. de C.V. and President of P.M.I. Norteamérica, S.A. de C.V.	1996
Mr. Jesús Alfredo Sánchez Sánchez	Deputy Director of Management and Finance Born: 1950 Business experience: Internal Comptroller of P.M.I. Comercio Internacional, S.A. de C.V.; Associate Managing Director of Financial Administration and Associate Managing Director of Treasury of Petróleos Mexicanos	1997
Mr. Armando Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Various positions in PEMEX	1996
Mr. Claudio Urencio Castro	Deputy Director of Pipelines Born: 1949 Business Experience: Director General of Programming and Budget of the Federal District Department; Director of Economic Research of Bancomer and General Director of Economic Analysis of the Ministry of Commerce and Industrial Development	1996
Mr. Francisco Ricardo Manzo García	Associate Managing Director of Industrial Safety and Environmental Protection Born: 1941 Business experience: Various positions in PEMEX	1997
Mr. Rene Ojeda Delgado	Internal Comptroller Born: 1953 Business experience: Advisor coordinator of the Ministry of Programming and Budget; Deputy Comptroller of the Ministry of Health and Deputy Comptroller of Auditing of the Ministry of Social Development	1999

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Raúl Muñoz Leos	Director, Chairman of the board of directors of Pemex-Petrochemicals (refer to Petróleos Mexicanos) Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Luis Ramírez Corzo	Director (refer to Pemex-Exploration and Production)	2001
Mr. Armando Leal Santa Ana	Director (refer to Pemex-Refining)	2001
Mr. Marcos Ramírez Silva	Director (refer to Pemex-Gas and Basic Petrochemicals)	1996
Mr. Carlos Hurtado López	Director (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Director (refer to Pemex-Exploration and Production)	2001
Mr. Antonio Juan-Marcos Issa	Director (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio García Villa
Director and Undersecretary of Regulation and Services to Industry and Foreign Trade
Born: 1945
	Other directorships: Director of Consejo Directivo del Centro Nacional de Metrología; Director of Instituto Nacional de la Propiedad Industrial; Director of the Comisión Federal de Electricidad; Director of Comisión Nacional para el Ahorro de Energía; Director of Fondo de Información y Documentación para la Industria; Director of Corporación Mexicana de Investigación en Materiales, S.A. de C.V.; Director of Centro de Investigación en Química Aplicada; Director of Centro de Ingeniería y Desarrollo Industrial; Director of Telecomunicaciones de México; Director of Entidad Mexicana de Acreditación; Director of Normalización y Certificación de Competencia Laboral; Director of Laboratorios de Biológicos y Reactivos Mexicanos and Director of Sistemas y Transportes Eléctricos del Gobierno del Distrito Federal Business experience: Senator and Representative	2001

(Vacant)	Director General
(Vacant)	Deputy Director of Planning
(Vacant)	Deputy Director of Management and Finance
Mr. César González Velazco	Deputy Director of Trading Born: 1954 Business experience: Sales Manager of Polymers of Pemex Petrochemicals and Director General of Petroquímica Cosoleacaque, S.A. de C.V.	1998
Mr. Francisco A. Romero Garibay	Auditor of Quality, Industrial Safety and Environmental Protection Born: 1955 Business experience: Various positions in PEMEX	1999
Mr. Luis Torregrosa Armentia	Internal Comptroller Born: 1948 Business experience: Internal Comptroller of Ferrocarriles del Noreste; Internal Comptroller of Compañía Nacional de Subsistencias Populares and Internal Comptroller of the Federal Electricity Commission	1999

Compensation of Directors and Officers

        For the year ended December 31, 2000, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (68 persons) paid or accrued in that year for services in all capacities was approximately Ps. 143 million. Directors do not receive compensation for their services.

Board Practices

        Neither the members of the boards of directors nor the executive officers are appointed for a specific term. The members of the boards of directors, except for those members selected by the Union, and the Directors General of Petróleos Mexicanos and the subsidiary entities serve subject to the discretion of the President of Mexico.

        Petróleos Mexicanos has established an audit committee which cooperates with the Board of Directors of Petróleos Mexicanos and the Office of the Director General in improving the organization, operation, and achievement of financial and budgetary results. The main functions of the Audit Committee are (i) to promote the economy, efficiency, efficacy and effectiveness of PEMEX with regard to operations, modernization, and compliance with government regulations; (ii) to cooperate with the Board of Directors of Petróleos Mexicanos in assimilating, analyzing and summarizing the matters in which the Audit Committee is involved, and (iii) to provide advice to Petróleos Mexicanos and the subsidiary entities. In the performance of its duties, the Audit Committee analyzes, among other data, financial and operative information, performance indicators, reported problems and recommendations presented by the different control areas, and the independent auditors report to the financial statements. The Audit Committee is permanent and meets at least four times a year prior to the meetings of the Board of Directors of Petróleos Mexicanos.

        As of June 13, 2001, the audit committee was composed of the following members:

Name and position in audit committee	Position of the members of the audit committee
Mr. Raúl Muñoz Leos, President	Director General of Petróleos Mexicanos
Mr. Gerardo Rueda Rábago, Executive Member	Corporate General Comptroller
Mr. Felipe Ramón y Castañeda, Member	Commissary for Petróleos Mexicanos
Mr. César Chavira Enriquez, Member	Representative of General Comptroller's Office (Follow-Up and Evaluation Unit for Public Performance)
Mr. Juan José Suárez Coppel, Member	Representative of Financial Area of Petróleos Mexicanos
Mr. Julio Camelo Martínez, Member	Representative of Administrative Area of Petróleos Mexicanos
Mr. Juan Arturo Lim Medrano, Member	Representative of the Ministry of Finance (Office of the General Director of Programming and Sectorial Budgeting)
Mr. Jorge Bazúa Rueda, Member	Representative of the Ministry of Energy (Policy and Budgetary Control Department)

        In addition, through late 2001, Mancera, S.C., through Mr. Luis Celhay López, attended the Audit Committee meetings and presented reports in connection with the tasks performed.

Employees

        Excluding employees of the PMI Group and including those employed by PEMEX on a temporary basis, at December 31, 2000, Petróleos Mexicanos and the subsidiary entities had 135,091 employees, as compared with 132,496 at December 31, 1999. During 2000, Petróleos Mexicanos and the subsidiary entities employed an average of 24,992 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group for the past five years.

	At December 31,
						2000 % of Total
	1996	1997	1998	1999	2000
Pemex-Refining	43,961	44,722	49,908	48,939	47,717	35.32
Pemex-Exploration and Production	35,096	34,467	36,503	43,417	46,215	34.21
Pemex-Petrochemicals	13,390	12,488	13,245	13,900	13,256	10.02
Pemex-Gas and Basic Petrochemicals	11,793	12,507	10,678	10,690	10,595	7.84
Petróleos Mexicanos	16,705	17,036	16,364	15,550	17,038	12.61

Total	120,945	121,220	126,698	132,496	135,091	100.00

PMI Group	283	285	289	289	303	—

Source: Petróleos Mexicanos.

        The Union represents approximately 76% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are our employees and they elect their own leadership from among their ranks. Since the Union's official establishment in 1938, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations. However, the Comptroller General's office has recently announced an investigation into certain alleged improper diversions of federal monies by Union officials. See "Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations."

        Our relationship with our employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement regulates extensively all aspects of the relationship of Petróleos Mexicanos and the subsidiary entities with their employees. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Wages increased by 12% in 2000 and 15% in 1999, in line with the Mexican Government's price and wage accords. Petróleos Mexicanos and the Union renewed the collective bargaining agreement effective August 1, 2001, pursuant to which wages were increased by 8.5%. The renewed contract was set to expire on July 31, 2003. However, recently, following an impasse in negotiations over salaries and a threat of a strike, on September 29, 2002, PEMEX and the Union reached an agreement on a total salary increase of 7.3% (consisting of a 5.5% increase in wages and a 1.8% increase in benefits). PEMEX will pay this increase in wages and benefits to its workers, including retirees in accordance with the collective bargaining agreement, retroactively to August 1, 2002.

        In accordance with the collective bargaining agreement and the Federal Labor Law, Petróleos Mexicanos and the subsidiary entities are under an obligation to pay seniority premiums to retiring employees and pension and death benefits to retired employees or their survivors. Retirees are entitled to receive increases in their pensions whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their families and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees' mortgage loans.

        On November 5, 1997 the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a new trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the Pemex Labor Fund amounted to Ps. 12,177 million in 1999 and Ps. 3,442 million in 2000.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        Petróleos Mexicanos and the subsidiary entities have no shareholders because they are decentralized public entities of the Mexican Government. The Mexican Government closely regulates and supervises our operations; it incorporates the annual budget and financing programs of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Mexican Congress for its approval.

        The Mexican Government also directs many executive decisions at PEMEX. Mexican Government ministers hold a majority of the seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of the Ministry of Energy of Mexico is the Chairman of the Board. The General Comptroller's Office of the Mexican Government appoints PEMEX's external auditors and the Director General of Petróleos Mexicanos is a member of the President of Mexico's cabinet and the Mexican Government. See also "Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government" and "Item 10—Additional Information—Share Capital."

Related Party Transactions

        Under Article 8, Section XI of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Servants), which is applicable to all of our employees, PEMEX's employees are obligated to "recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, laboral, or business relations, or for partners or partnerships where the public servant or the persons referred above are or have been members of."

Item 8. Financial Information

Legal Proceedings

  Labor-related Proceedings

        In the ordinary course of our business, we are a party to various legal actions, including those involving labor claims of former and present employees. These labor disputes relate to severance payments, life insurance benefits, extensions of labor contracts, level of wages, improper termination and employee housing. We do not expect these lawsuits to have a material adverse effect on our financial condition or future results of operations.

        On September 29, 2002, PEMEX and the Union reached an agreement that, among other things, settled negotiations relating to their annual salary review. For more information regarding this agreement, see "Item 6—Directors, Senior Management and Employees—Employees."

  Mexican Government Audits and Other Investigations

        Following the change in presidential administrations, in 2001, the General Comptroller's Office of the Mexican Government, which we refer to as SECODAM, conducted an audit of PEMEX's operations in 2000 and previous years. In the audit, SECODAM identified a series of transactions between PEMEX and the Union during 2000 which PEMEX believes involved illicit behavior. We describe the transactions, allegations and related proceedings below.

        On January 21, 2002, SECODAM announced that it had submitted a criminal complaint to the Procuraduría General de la República (the Office of the Federal Attorney General) for the diversion of

Ps. 1,580 million in federal monies from PEMEX to the Union from March 2000 to October 2000. SECODAM has alleged that the payments were not properly made under applicable Mexican laws and government regulations.

        In addition, the Federal Attorney General has filed charges against certain former officers of PEMEX charging them with exceeding the scope of their corporate powers in executing the several transactions under investigation. On March 20, 2002, Petróleos Mexicanos filed three criminal complaints with the Federal Attorney General requesting prosecution principally of Rogelio Montemayor Seguy (former Director General), Carlos Juaristi Septién (former Corporate Management Director) and Juan José Domene Berlanga (former Chief Financial Officer) for acting illegally, outside the scope of their corporate powers and without the consent of PEMEX's Board of Directors, PEMEX's general counsel or the Mexican Government to illegally divert to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 previously identified by SECODAM in its complaint). Mr. Montemayor resigned from PEMEX effective November 30, 2000 concurrent with President Fox's appointment of Raúl Muñoz Leos as Director General. Messrs. Juaristi and Domene ended their affiliation with PEMEX in February 2000 as a result of the change in administration following the appointment of Mr. Muñoz Leos. If the former officers or any other parties are found guilty, Mexican law requires the court to order restitution to PEMEX for the improperly diverted amounts. To date, PEMEX has not sought restitution from the Union, because the Union has not been identified as a criminal defendant in its own right. PEMEX notes that it plans to pursue any legal action necessary to obtain restitution from whomever is found responsible.

        In May 2002, a Mexican federal judge issued arrest warrants against certain former officers of Petróleos Mexicanos (including Messrs. Montemayor, Juaristi and Domene) for their embezzlement and unlawful use of their corporate powers and privileges. On July 1, 2002, Mr. Montemayor elected to surrender himself to U.S. federal authorities in Texas instead of federal authorities in Mexico. The Mexican Government has formally requested that the U.S. authorities extradite Mr. Montemayor to Mexico; the hearing on his extradition is set for December 8, 2002.

        On September 10, 2002, the Federal Attorney General submitted a request to the Mexican Congress that it remove the legislative immunity from prosecution of Senator Ricardo Aldana Prieto, who is a member of the Board of Directors of Petróleos Mexicanos as a representative of the Union, as well as the legislative immunity of federal Congressman Carlos Romero Deschamps and of state representative Jesús Olvera Méndez. If the Mexican Congress strips these individuals of their legislative immunity, the Federal Attorney General will be able to proceed with their criminal prosecution for their participation in the illegal diversion of PEMEX funds.

        Since learning from SECODAM about the illegal diversion of funds, PEMEX has been cooperating with SECODAM and the Office of the Federal Attorney General to prosecute the responsible persons. In addition, our Director General has promoted a number of initiatives and has enacted certain rules in order to promote a culture of ethics and prevent corruption in PEMEX's daily operations. For example, on July 31, 2002, an ethics code was published in the Official Gazette of the Federation containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public officers. In addition, all of PEMEX's officers are now required to attend an ethics program and PEMEX is currently developing a corporate code of ethics that will better define the duties and scope of corporate powers of all officers in order to prevent abuses. Separately, SECODAM, through its audit representatives at PEMEX, is analyzing the illegal transactions involving the Union to determine how to better implement federal laws and internal regulations applicable to PEMEX and its officers in order to prevent future abuses. PEMEX expects that these efforts will result in a more effective system of internal controls.

        We note that we recorded the Ps. 1,660 million, the diversion of which is the subject of the prosecution, as an administrative expense in 2000. In the event that we receive any restitution in the future with respect to this matter, it will be appropriately recorded as a gain in the period in which cash is received, in accordance with Mexican and U.S. GAAP.

  Civil Actions

        We prevailed in a legal claim before a Mexican federal court brought by Comercio Exterior y Materias Primas S.A. (CEMP), a service provider to Pemex-Exploration and Production, for damages in the amount of U.S. $104.6 million and Ps. 62.4 million as compensation for services provided by CEMP but not paid by Pemex-Exploration and Production. CEMP appealed that decision to the Mexican Supreme Court, and on November 26, 2001, Pemex-Exploration and Production prevailed in the appeal and was absolved of all related claims made by CEMP.

        In September 2001, Conproca, the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration in accordance with the International Chamber of Commerce rules against Pemex-Refining related to expenses incurred by Conproca in providing such services. The claim is for U.S. $497.4 million. We are currently participating in mediation to resolve this dispute supported by the ordinary Mexican legal defenses. Pemex-Refining believes that it has sufficient elements to support its acquittal. Accordingly, we have not created a reserve to pay for any potential judgment or settlement.

        In December 2001, Odin Construcciones, S.A. de C.V. (Odin), a Mexican construction company, filed a claim for damages against Petróleos Mexicanos related to works concluded but not yet paid. The claim was for approximately U.S. $103 million. In March 2002, a Mexican federal court entered a judgment in PEMEX's favor. However, Odin filed an appeal to reverse that decision. We do not expect that the results of this appeal will have a material adverse effect on our financial condition or future results of operations.

        In October 2000, in accordance with Article 73 of the Acquisitions, Leasing and Public Sector Services Law, Pemex-Refining settled a legal dispute with Productos Ecológicos S.A. de C.V. (Proesa) relating to the early termination of a long-term MTBE supply and services contract involving an MTBE plant that was never built before the Court for International Arbitration of the International Chamber of Commerce. Proesa's initial claim against Pemex-Refining was for approximately U.S. $650 million. However, after discussion and negotiation in private arbitration proceedings, Pemex-Refining agreed to settle the dispute for a total amount of approximately U.S. $146.5 million (U.S. $127 million plus taxes). The settlement was formalized by an agreement between Pemex-Refining and Proesa, dated October 16, 2000, and fully paid on the same date; the full payment was recorded as an expense in 2000. SECODAM is currently reviewing the contracts entered into by Pemex-Refining and Proesa on a confidential basis.

  U.S. Anti-dumping Dispute

        On June 29, 1999, Save Domestic Oil, Inc., a group of independent oil producers in the United States, filed a petition before the U.S. Department of Commerce and the International Trade Commission pursuant to the United States' antidumping and countervailing duty laws against imports of crude oil from Mexico, Saudi Arabia, Venezuela and Iraq. The United States' antidumping and countervailing duty laws provide for the imposition of additional duties on imports of merchandise if certain determinations as to the existence of dumped prices or countervailing subsidies and material injury or threat thereof to the relevant U.S. industry are made. On August 9, 1999, the U.S. Department of Commerce determined that it would not initiate antidumping and countervailing duty investigations on crude oil from Mexico, Saudi Arabia and Iraq. The U.S. Department of Commerce dismissed the petition, stating that it was prohibited by law from initiating investigations because there was not the requisite U.S. industry support for the petition. The U.S. Department of Commerce has stated that its decision not to initiate investigations means that these cases are closed and that neither the U.S. Department of Commerce nor the International Trade Commission will take further action. On September 7, 1999, Save Domestic Oil, Inc. filed a complaint against the United States seeking review of the U.S. Department of Commerce's decision. This action is still pending.

Dividends

        In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos' external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos' indebtedness to the Mexican Government increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution "A". As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The board of directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution "A" after the end of each fiscal year, although Petróleos Mexicanos pays an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 1996, 1997, 1998, 1999 and 2000, Petróleos Mexicanos made advance payments to the Mexican Government in the aggregate of Ps. 6,782 million, Ps. 5,804 million, Ps. 3,064 million, Ps. 5,138 million and Ps. 5,564 million, respectively, towards the minimum guaranteed dividends for those years. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution "A."'

Item 9. The Offer and Listing

        Trading in the securities issued by Petróleos Mexicanos and Pemex Project Funding Master Trust takes place primarily on the Luxembourg Stock Exchange.

Item 10. Additional Information

Share Capital

        Petróleos Mexicanos and the subsidiary entities have no shareholders because they are decentralized public entities of the Mexican Government. For a discussion of the structure of the Mexican Government's equity in PEMEX, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution "A"."

Memorandum and Articles of Association

        Petróleos Mexicanos and each of the subsidiary entities is a decentralized public entity of the Mexican Government. The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938 effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Political Constitution of the United Mexican States, the Regulatory Law, the Organic Law, regulations issued pursuant to the Regulatory Law and other federal laws and regulations. See "Item 4—Information on the Company—History and Development." Six members of the Board of Directors of Petróleos Mexicanos, including the Chairman, are appointed by the President of Mexico. Our Union selects the remaining five directors from among employees of Petróleos Mexicanos and the subsidiary entities. An eight-member board of directors governs each subsidiary entity. Each of these boards consists of the Director General of Petróleos Mexicanos, the Director General of each of the other three subsidiary entities and four additional directors, who are each appointed by the President of Mexico. The members of the boards of directors of Petróleos Mexicanos and each of the subsidiary entities are not appointed for a specific term, and, except for those members selected by the Union, they serve subject to the discretion of the President of Mexico.

Material Contracts

        On June 16, 1993, in connection with the establishment of its U.S. $500,000,000 Medium-Term Notes, Series A, Program, Petróleos Mexicanos entered into a Fiscal Agency Agreement with Bankers Trust Company (currently Deutsche Bank Trust Company Americas, which we refer to as "Deutsche Bank"), as Fiscal Agent. On February 26, 1998, in connection with the establishment of its U.S. $1,500,000,000 Medium-Term Notes, Series B, Program, Petróleos Mexicanos amended and restated the Fiscal Agency Agreement. Under the new program, Petróleos Mexicanos issued the following securities:

  •
  ITL 200,000,000,000 (U.S. $120,081,355.12) Fixed Reverse Floating Rate Notes due 2008, issued on February 26, 1998;

  •
  U.S. $750,000,000 Daily Adjusted Yield Securities due 2005, issued on July 9, 1998; and

  •
  U.S. $250,000,000 Daily Adjusted Yield Securities due 2005, issued on July 17, 1998.

        On July 24, 1998, Petróleos Mexicanos increased the aggregate principal amount of debt securities issuable under its medium-term notes program to U.S. $3,500,000,000. Following this increase, Petróleos Mexicanos issued the following securities:

  •
  U.S. $600,000,000 9.375% Notes due December 2, 2008, Puttable at Par on December 2, 2001, issued on November 1998; and

  •
  U.S. $500,000,000 9.50% Puttable or Mandatorily Exchangeable Securities due 2027, issued May 5, 1999.

        On October 5, 1999, Petróleos Mexicanos increased the aggregate principal amount of debt securities issuable under its medium-term notes program to U.S. $6,000,000,000. Following the increase, Petróleos Mexicanos issued the following securities:

  •
  €175,000,000 8.00% Guaranteed Notes due October 2003, issued on October 7, 1999; and

  •
  U.S. $600,000,000 6.50% Guaranteed Notes due February 1, 2005, issued on August 29, 2001.

        On November 10, 1998, Petróleos Mexicanos created Pemex Project Funding Master Trust. The Trust Agreement, dated November 10, 1998, among Petróleos Mexicanos, The Bank of New York and The Bank of New York (Delaware) establishes Pemex Project Funding Master Trust and designates The Bank of New York as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities and Pemex Project Funding Master Trust entered into an Assignment and Indemnity Agreement with The Bank of New York. This agreement provides for the assignment by the subsidiary entities to Pemex Project Funding Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of Pemex Project Funding Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and the subsidiary entities to Pemex Project Funding Master Trust of the amounts necessary to meet Pemex Project Funding Master Trust's obligations under such financings and the indemnification of Pemex Project Funding Master Trust by Petróleos Mexicanos and the subsidiary entities.

        On December 1, 1998, a Receivables Purchase Agreement was entered into by and among Pemex Finance, Ltd., PMI, P.M.I. Services, B.V. and Pemex-Exploration and Production. Pursuant to this agreement, Pemex-Exploration and Production agrees to export at least 90% of its exports of crude oil to PMI, which in turn agrees to sell all current and expected eligible receivables to P.M.I. Services, B.V. upon the request of Pemex Finance, Ltd. P.M.I. Services, B.V. agrees to sell such eligible receivables to Pemex Finance, Ltd. contemporaneously with its purchase of them.

        On July 31, 2000, in connection with the establishment of a U.S. $3,000,000,000 Medium Term Notes, Series A, Program on behalf of Pemex Project Funding Master Trust, Petróleos Mexicanos and Pemex Project Funding Master Trust entered into an Indenture Agreement with Deutsche Bank, as Trustee. This agreement provides for the issuance by Pemex Project Funding Master Trust from time to time of unsecured debt securities. These issuances are unconditionally guaranteed by Petróleos Mexicanos. Pursuant to a Guaranty Agreement, dated July 29, 1996, Petróleos Mexicanos' obligations are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Pursuant to the Indenture Agreement, Pemex Project Funding Master Trust has issued the following securities:

  •
  €500,000,000 7.75% Notes due 2007, issued on July 31, 2000;

  •
  U.S. $500,000,000 9.125% Notes due 2010, issued on October 4, 2000;

  •
  U.S. $1,000,000,000 8.50% Notes due 2008, issued on February 5, 2001; and

  •
  U.S. $500,000,000 9.125% Notes due 2010, issued on June 7, 2001.

        On November 14, 2001, Pemex Project Funding Master Trust increased the aggregate principal amount of debt securities issuable under its medium-term notes program to U.S. $6,000,000,000. Following the increase, Pemex Project Funding Master Trust issued the following securities:

  •
  U.S. $750,000,000 8.00% Notes due 2011, issued on November 26, 2001;

  •
  U.S. $500,000,000 Floating Rate Notes due 2005, issued on January 7, 2002;

  •
  U.S. $1,000,000,000 7.875% Notes due 2009, issued on February 1, 2002; and

  •
  U.S. $500,000,000 8.625% Bonds due 2022, issued on February 1, 2002.

        On November 24, 2000, the Mexican Government, through the Ministry of Finance and Public Credit, as transferor, Pemex Project Funding Master Trust, as transferee, and Petróleos Mexicanos, as guarantor, entered into a Transfer of Funds Agreement (Convenio de Derivación de Fondos) whereby the Ministry of Finance and Public Credit transferred U.S. $676,161,058 net in cash to Pemex Project Funding Master Trust which will assume U.S. $698.3 million of the Mexican Government's payment obligations beginning on December 31, 2002.

        As of December 31, 2000 and 1999, PEMEX has entered into contracts with various contractors for an amount of Ps. 68,972,196 and Ps. 68,076,764, respectively. These contracts are for the development of PIDIREGAS and are therefore subject to standards required in NIF-09 A, which is a Mexican accounting guideline that outlines specific accounting and budgetary treatment applicable to PIDIREGAS. For an explanation of NIF-09 A, see "Item 4—Information on the Company—History and Development—Capital Expenditures and Investment" and Note 2(d) to the Financial Statements.

Exchange Controls

        Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Item 3—Key Information—Exchange Rates." and "Item 3—Key Information—Risk Factors—Considerations related to Mexico."

Taxation

  The 1997 Securities, the 1998 Securities and the 1999 Securities

        Pursuant to a registration statement on Form F-4 (File No. 333-7796), which was declared effective by the U.S. Securities and Exchange Commission, which we refer to as the Commission, on October 17, 1997, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 8.85% Global Guaranteed Notes due 2007 and up to U.S. $400,000,000 of 9.50% Global Guaranteed Bonds due 2027. These securities are collectively referred to as the "1997 Securities".

        Pursuant to a registration statement on Form F-4 (File No. 333-9310), which was declared effective by the Commission on August 24, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $350,000,000 of 8 3/8% Global Guaranteed Notes due 2005 and up to U.S. $350,000,000 of 9 1/4% Global Guaranteed Bonds due 2018. These securities are collectively referred to as the "1998 Securities".

        Pursuant to a registration statement on Form F-4 (File No. 333-10906), which was declared effective by the Commission on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals, registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 9 3/8% Notes due December 2, 2008, Puttable at Par on December 2, 2001 (the "Puttable Notes"). Pursuant to a registration statement on Form F-4 (File

No. 333-10706), which was declared effective by the Commission on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $500,000,000 of 9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027. The securities registered in 1999 under these two registration statements are collectively referred to as the "1999 Securities."

  Taxation Generally

        The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the ownership and disposition of the 1997 Securities, the 1998 Securities and the 1999 Securities (all as defined above), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to invest in, or dispose of, the 1997 Securities, 1998 Securities or the 1999 Securities.

        This summary is based on the federal tax laws of Mexico and the United States in force on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico together with related protocol (the "Tax Treaty") (which are subject to change), and does not describe any tax consequences arising under the laws of any state or municipality in Mexico, the United States or any other jurisdiction, or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States.

        Mexico has also entered into, or is negotiating, tax treaties with various countries that may have effects on holders of 1997 Securities, 1998 Securities or 1999 Securities. This summary does not discuss the consequences (if any) of such treaties.

        Each holder or beneficial owner of 1997 Securities, 1998 Securities or 1999 Securities should consult its tax advisor as to the Mexican, United States or other tax consequences of the ownership and disposition of those securities, including the effect of any foreign, state or municipal tax laws, and the consequences of the application of any tax treaty to which Mexico is a party.

  Mexican Taxation

        This summary of certain Mexican federal tax considerations refers only to holders of 1997 Securities, 1998 Securities or 1999 Securities that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business in Mexico through a permanent establishment (we refer to any such non-resident holder as a "Foreign Holder"). For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not in any calendar year and can demonstrate that he has become a resident of that other country for tax purposes.

        A legal entity is a resident of Mexico if;

  •
  it has been incorporated under the laws of Mexico;

  •
  maintains the principal administration of its business in Mexico; or

  •
  it has established its effective management in Mexico.

        If a person has a permanent establishment or fixed base in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican federal tax law.

        Taxation of Interest.    Under the Ley del Impuesto Sobre la Renta (Income Tax Law), payments of interest (which is deemed to include any amounts paid in excess of the original issue price), made by a Mexican issuer (including Petróleos Mexicanos) in respect of notes or bonds and other debt securities to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, if the following requirements are met:

  •
  the relevant notes or bonds are registered with the Special Section of the National Registry of Securities and Intermediaries maintained by the National Banking and Securities Commission, and evidence of such registration is filed with the Ministry of Finance and Public Credit; and

  •
  the notes or bonds are placed outside of Mexico through banks or brokerage houses in a country that has entered into a treaty to avoid double taxation with Mexico; and

  •
  we duly comply with the information requirements established in the general rules issued by the Ministry of Finance and Public Credit for such purposes.

If the requirements for the 4.9% rate are not met, the rate of withholding tax on payments to a Foreign Holder will be 10%.

        If the effective beneficiaries, directly or indirectly, individually or jointly with related parties, receive more than 5% of the interest paid on notes or bonds and (1) own directly or indirectly, individually or jointly, with related parties, more than 10% of the voting stock of the issuer or (2) are entities 20% or more of whose stock is owned directly or indirectly, individually or jointly, by parties related to the issuer, the Mexican withholding tax rate applicable to payment of interest on notes or bonds may be significantly higher.

        Payments of interest made by Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals in respect of the 1997 Securities, the 1998 Securities and the 1999 Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund:

  •
  is duly organized pursuant to the laws of its country of origin and is the effective beneficiary of the interest payment;

  •
  the income from such interest payment is exempt from income tax in such country of residence; and

  •
  is registered with the Ministry of Finance and Public Credit for that purpose.

        Additional Amounts.    Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

  •
  pay Additional Amounts (as defined in the Indenture dated September 18, 1997 between Petróleos Mexicanos and Deutsche Bank (the "1997 Indenture")) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

  •
  pay Additional Amounts (as defined in the Indenture dated August 7, 1998 between Petróleos Mexicanos and Deutsche Bank (the "1998 Indenture")) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

  •
  pay Additional Amounts (as defined in the Indenture dated as of July 31, 1999 between Petróleos Mexicanos and Deutsche Bank) to the holders of the Puttable Notes; and

  •
  pay Additional Amounts (as defined in the Indenture dated as of July 15, 1999 between Petróleos Mexicanos and Deutsche Bank) to the holders of the POMESSM in respect of the Mexican withholding taxes described above.

        If Petróleos Mexicanos pays Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of Petróleos Mexicanos.

        Holders or beneficial owners of the 1997 Securities, the 1998 Securities or the 1999 Securities may be requested to provide certain information or documentation necessary to enable Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals to pay Additional Amounts may be limited.

        Taxation of Dispositions.    Capital gains resulting from the sale or other disposition of the 1997 Securities, the 1998 Securities or the 1999 Securities by a Foreign Holder will not be subject to Mexican income or withholding taxes.

        Other Mexican Tax Considerations.    Under the Income Tax Law, any discount received by a non-resident upon purchase of the notes or bonds issued by a Mexican issuer, are deemed interest income, and therefore, subject to taxes in Mexico. Such interest income is calculated as the difference between the face value (plus accrued interest not subject to withholding) and the purchase price of such notes or bonds. If any such note or bond is sold by a Mexican resident or a non-resident with a permanent establishment in Mexico, such taxes must be paid by the seller, on behalf of the non-resident purchaser, within 15 days after the sale. However, when the sale is made by a Foreign Holder, the Income Tax law is unclear as to how such taxes, if any, would be paid by or on behalf of the purchaser.

        Transfer and Other Taxes.    There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the 1997 Securities, the 1998 Securities or the 1999 Securities. A Foreign Holder of the 1997 Securities, the 1998 Securities or the 1999 Securities will not be liable for Mexican estate, succession, gift, inheritance or similar tax with respect to such securities.

United States Taxation

        This summary of certain U.S. federal income tax considerations deals principally with persons that will hold the 1997 Securities, the 1998 Securities or the 1999 Securities as capital assets and whose functional currency is the United States dollar. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are assumed to be known to investors. This summary generally does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities electing to mark to market, or persons that hold the 1997 Securities, the 1998 Securities or the 1999 Securities as a position in a "straddle" for tax purposes or as part of a "synthetic security" or a "conversion transaction" or other integrated investment comprised of such securities and one or more other investments, nor does it address the tax treatment of holders that do not acquire the 1997 Securities, the 1998 Securities or the 1999 Securities at their issue price as part of the initial distribution. Investors who purchase the 1997 Securities, the 1998 Securities or the 1999 Securities at a price other than the issue price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. As used in this section "Taxation," the term "United States Holder" means an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income taxation on a net income basis in respect of its investment in the 1997 Securities, the 1998 Securities or the 1999 Securities.

        Taxation of Interest and Additional Amounts. A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the 1997 Securities, the 1998 Securities or the 1999 Securities. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder's taxable income. Interest and Additional Amounts will constitute income from sources without the United States for U.S. foreign tax credit purposes. Such income generally will constitute "passive income" or, in the case of certain United States Holders, "financial services income" for U.S. foreign tax credit purposes unless the Mexican withholding tax applicable to the United States Holder is imposed at a rate of at least 5%, in which case such income generally will constitute "high withholding tax interest."

        The calculation of foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a United States Holder's particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

        Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a United States Holder's expected economic profits is insubstantial. United States Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

        Taxation of Dispositions.    Upon the sale, exchange or retirement of a 1997 Security, 1998 Security or 1999 Security, a United States Holder will generally recognize a gain or loss equal to the difference between the amount realized (less any amounts attributable to accrued and unpaid interest not previously includible in gross income, which will be taxable as ordinary income) and the holder's tax basis in such security. Gain or loss recognized by a United States Holder on the sale, redemption or other disposition of the 1997 Securities, the 1998 Securities or the 1999 Securities generally will be long-term capital gain or loss if, at the time of disposition, the securities have been held for more than one year. Long-term capital gain realized by an individual United States Holder is generally taxed at lower rates than short-term capital gains or ordinary income.

        Non-United States Holders.    Holders of the 1997 Securities, the 1998 Securities or the 1999 Securities that are, with respect to the United States, non-resident aliens or foreign corporations (Non-United States Holders) will not be subject to U.S. federal income taxes, including withholding taxes, on payments of interest on the securities so long as the requirements described under "Backup Withholding and Information Reporting" are satisfied, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

        The gain realized on any sale or exchange of the 1997 Securities, the 1998 Securities or the 1999 Securities by a Non-United States Holder will not be subject to U.S. federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.

        A 1997 Security, 1998 Security or 1999 Security held by an individual holder who at the time of death is a nonresident alien will not be subject to United States federal estate tax.

        Backup Withholding and Information Reporting.    The principal paying agent for the 1997 Securities, the 1998 Securities or the 1999 Securities will be required to file information returns with the Internal Revenue Service with respect to payments made to certain United States Holders of those securities. In addition, certain United States Holders may be subject to a backup withholding tax in respect of such payments, unless they (i) provide their accurate taxpayer identification numbers to the principal paying agent and certify that they are not subject to backup withholding or (ii) otherwise establish an exemption from the backup withholding tax. Non-United States Holders may be required to comply with applicable certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

DOCUMENTS ON DISPLAY

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report, and the exhibits thereto, may be inspected and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings with the SEC we make electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management and Financial Instruments

        Because we generate significant revenues from international business, we face significant market risks from changes in interest rates, commodity prices and foreign exchange rates. Managing risk exposure is a high priority for our senior management and risk management committee, which is composed of representatives of Petróleos Mexicanos and the subsidiary entities, Banco de México, the Ministry of Finance and Public Credit and PMI. From August 1997 to December 1998, the risk management committee worked with a group of outside consultants to tailor a system for our risk management. In December 1998, these consultants proposed a risk management program that includes:

  •
  defining and classifying market risks that are reflected in the balance sheet and the income statement;

  •
  quantitatively analyzing exposure against an overall industry benchmark; and

  •
  developing risk management decision-making policies and strategies to implement dynamic hedging activities.

        During 2000, the Board of Directors of Petróleos Mexicanos approved a restructuring of the risk management committee and adopted certain risk management policies in accordance with this new program.

        During 2001, the Board of Directors of Petróleos Mexicanos approved a restructuring of the risk management area and created the Risk Management Deputy Direction, whose objective is to develop the financial and operational risk management strategy for Petróleos Mexicanos and the subsidiary entities and to establish institutional regulations consistent with a consolidated risk management approach.

  Commodity Price Risk

        Our exports and domestic sales are related to market prices in U.S. dollars, thus exposing us to fluctuations in international hydrocarbon prices. We share this risk with the Mexican Government through our current fiscal regime, which creates joint responsibility among the different government entities and PEMEX to establish benchmarks to achieve the desired risk profile. As a result, our revenues in 1998 were negatively affected due to a significant decline in hydrocarbon prices during that year. In order to lessen this effect, the Mexican Government, along with PEMEX, agreed in March 1998, June 1998 and March 1999 to reduce the volume of our crude oil exports in conjunction with the major international oil producers to improve international oil prices. In March and June 2000, the Mexican Government announced that Mexico would increase its crude oil production beginning in April 2000. In January 2001, March 2001 and January 2002, the Mexican Government announced that it would again reduce Mexico's crude oil exports. Most recently, in June 2002 and September 2002, Mexico announced that it would maintain its crude oil exports at their present levels through the end of 2002. See "Item 5—Operating and Financial Review and Prospects—General—Export Agreements." We do not hedge against fluctuations in crude oil prices.

        In the past few years, PMI entered into several long-term Maya crude oil supply agreements. Under these agreements, PMI provides purchasers with certain support mechanisms to protect, under certain adverse market conditions, the investments the purchasers made in accordance with the agreements. Given the conditions of crude oil markets, placing additional volumes of crude oil in more refineries that are able to process the heavy crude oil that Pemex-Exploration and Production produces supports the overall average price of crude oil exports. We perceive the risk under these agreements as manageable, without the need for hedging instruments, since in the worst case market scenario the expected additional value derived from crude oil exports should exceed the expected cost of the support mechanisms.

        We do not attempt to actively manage the commodity price risk related to our future revenues, but instead to effectively manage our operational, financing and investment commitments, in order to promote stable cash flows.

  Commodity Instruments

        We balance our overall petroleum product and natural gas supply and demand, through PMI Trading, and manage our current and future short-term price risk, by entering into energy futures, forwards, swaps and options in various markets. Derivative commodity instruments are only used for offsetting market exposures arising from the company's spot commercial operations; thus, energy derivatives are held for purposes other than trading. Our benchmark for petroleum product and natural gas commercial activities is the prevailing market price. We use "value at risk" analysis using statistical tools, including "risk metric" methodology, to measure the commodity price risks daily. This includes managed physical commodities as well as hedging derivatives because PMI Trading manages this risk on a combined basis. As of December 31, 2000, the value at risk as measured against the above-mentioned benchmark was U.S. $2.48 million.

        As described above under "Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Natural Gas Risk Management," we have entered into a number of three-year agreements with Mexican industrial consumers that hold outstanding natural gas price hedging instruments to sell natural gas at a fixed reference price of U.S. $4.00 per million BTUs. As part of our risk management strategy, we have also entered into a number of derivative instruments to hedge these fixed price sales under the three-year agreements, while locking in a profit margin; we entered into these derivative instruments for approximately 91% of the total volume of natural gas sold under these three-year fixed price agreements.

        The risk management strategy used to hedge these fixed price sales left us with an exposure to basis risk arising from the difference between the index used to hedge the natural gas sales at a fixed price and the index used as reference to mark to market these contracts. This basis risk is treated as an inefficiency of the transaction and may impact our earnings in a period other than the one during which the transaction was realized.

  Foreign Currency Exchange Rate Risk

        A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues net of the IEPS Tax from domestic sales of petroleum products and petrochemicals are related to the international dollar-denominated prices of these products. By contrast, most of our costs of sales and other expenses, other than hydrocarbon duties, are payable in pesos and are not linked to the U.S. dollar. As a result, the peso's depreciation against the U.S. dollar increases our income in peso terms. Appreciation of the peso relative to the U.S. dollar has the opposite effect.

        Because we generate significant U.S. dollar revenues, we generally borrow in U.S. dollars. Petróleos Mexicanos also borrows in other foreign currencies if those currencies offer advantageous financing rates. Since 1991, Petróleos Mexicanos has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than U.S. dollars. In 1995, Petróleos Mexicanos' hedging activities consisted primarily of interest-rate and currency swaps. In 1996 and 1997, Petróleos Mexicanos entered into currency forwards to fix the Japanese yen exchange rate for all 1997 Japanese yen debt-service expenses, including principal and interest payments, and U.S. dollar currency swaps of new non-dollar debt obligations. There were no open positions on these forwards as of December 31, 2000. In 2000, Petróleos Mexicanos did not enter into any new contracts for interest-rate or peso/dollar forwards. In 2000, Petróleos Mexicanos did not enter into any new cross-currency swaps. At year end 2000, U.S. $1,068 million of these swaps were outstanding.

        In 2001, Petróleos Mexicanos entered into various cross-currency swaps to hedge currency risk arising from Euro and Japanese yen-denominated debt obligations issued by Pemex Project Funding Master Trust. As of December 31, 2001, the aggregate notional amount of these new swaps was U.S. $884 million.

        We capitalize our debt-related foreign exchange losses on our balance sheet, but only up to the increase in the restated value of our fixed assets in the same period. We capitalized our debt-related foreign exchange loss of Ps. 19,793 million in 1998. In 1999, we did not capitalize debt-related foreign exchange losses as the net exchange result was a gain that was recorded in the income statement. In 2000, we capitalized debt-related foreign exchange losses of Ps. 140 million resulting from foreign exchange losses of certain subsidiary entities (the remaining subsidiary entities recorded foreign exchange gains). We do not capitalize debt-related foreign exchange gains nor foreign exchange gains or losses related to its operations, which consist mainly of gains and losses on receivables for export sales and payables to foreign suppliers; we record these gains or losses in its results of operations. We recorded foreign exchange gains from operations of Ps. 984 million in 1998. As we had net debt-related foreign exchange gains in 1999 and 2000, we recorded total net foreign exchange gains from operations and debt of Ps. 2,950 million in 1999 and Ps. 877 million in 2000.

  Interest Rate Risk

        Petróleos Mexicanos is exposed to increases in interest rates because the interest rate on most of its debt and the minimum guaranteed dividend rate on the Certificates of Contribution "A" fluctuate with changes in international interest rates. To mitigate this risk, Petróleos Mexicanos uses interest-rate swaps and option contracts to reduce its exposure and to maintain an appropriate mix of fixed and floating rate exposure in its debt portfolio. Petróleos Mexicanos' interest rate hedging activities consist principally of interest-rate swaps that effectively convert floating rate exposure into fixed rate payments and, to a lesser extent, interest-rate caps, interest-rate floors and interest-rate collars, as described below.

        Interest-rate caps.    In 1994, our hedging committee eliminated some of the protection provided by its interest-rate swaps by selling interest-rate caps. Under these agreements, Petróleos Mexicanos receives a premium and, in return, is obligated to pay the holder of the cap, on the exercise date of such cap, the amount calculated with reference to a notional principal amount, by which the floating interest rate for that date exceeds the rate specified in the cap agreement. As of December 31, 2000 the aggregate notional amount of written caps totaled U.S. $100 million, with fixed interest-rate caps ranging from 9.5% to 10% and with expiration dates in 2001.

        Interest-rate floors.    Petróleos Mexicanos did not enter into any interest-rate floor sales or purchases in 2000, nor was Petróleos Mexicanos subject to any interest-rate floor agreements as of December 31, 2000.

        Interest-rate swaps.    Under interest-rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on the floating three-month LIBOR. As of December 31, 2000 Petróleos Mexicanos was a party to interest-rate swap agreements totaling an aggregate notional amount of U.S. $350 million, with an average fixed interest rate of approximately 7.3180% and a weighted average term of approximately 1.25 years. As of December 31, 2001, the notional amount outstanding was U.S. $100 million, maturing in 2004.

        Interest-rate collars.    In 2000, Petróleos Mexicanos neither purchased, nor remained subject to, any interest-rate collars.

        The market value of Petróleos Mexicanos' aggregate derivatives position was negative U.S. $142.7 million (negative Ps. 1,358.4 million) as of December 31, 1999 and negative U.S. $246.3 million (negative Ps. 2,357.7 million) as of December 31, 2000.

        The effects on the consolidated statements of income of entering into "swap" transactions are recorded as incurred and when the precise settlement amounts are known. The effects on the consolidated statements of income of other derivative instruments, including premiums paid or received, are recognized at the date of receipt or payment. Such amounts are included in the consolidated statements of income within the "Interest, net" caption. See Note 10 to the Financial Statements.

        As a creditor, Petróleos Mexicanos faces the risk that counterparties will not pay their obligations. To minimize this risk, Petróleos Mexicanos monitors counterparties' creditworthiness and exposure to derivative instruments. Petróleos Mexicanos also deals exclusively with major financial institutions and maintains a diversified portfolio.

  Equity Swap

        As discussed in Note 10 to the Financial Statements Petróleos Mexicanos currently holds two equity swaps. Petróleos Mexicanos entered into an equity swap with Morgan Guaranty Trust Company of New York (currently J.P. Morgan Chase Bank, which we refer to as "J.P. Morgan Chase") with respect to shares of Repsol YPF, S.A. ("Repsol") sold by P.M.I. Holdings B.V. to Strategic Money Management Company B.V. ("SMM trust"). Concurrently with this sale, Petróleos Mexicanos received from SMM trust a right of first refusal in the event that SMM trust were to sell the Repsol shares. In 1996, the transaction was renewed and restructured as a call-spread swap. At December 31, 1998, the market value of Repsol shares was U.S. $54.61 per share. In April 1999, the Repsol shares split three-to-one into 44,985,000 shares, and the strike price was adjusted to U.S. $10.37 per share. To allow Petróleos Mexicanos to participate in all of the appreciation of the value of the shares, beginning in October 1999 Petróleos Mexicanos unwound the collar that was agreed to in 1996, keeping the strike price at U.S. $10.37 per share. Upon the maturity of this swap in March 2000, Petróleos Mexicanos restructured the swap with J.P. Morgan Chase, resulting in a swap with respect to 26,427,781 Repsol shares divided in three tranches, having one-, two- and three-year maturities, respectively. As a result of the maturity of the original swap and its restructuring, Petróleos Mexicanos received 18,557,219 Repsol shares as payment. In connection with the unwinding of the collar as well as the restructuring of the swap, Petróleos Mexicanos recognized a net gain of U.S. $113 million. Upon the maturity of the one-year tranche of the restructured J.P. Morgan Chase swap in 2001, Petróleos Mexicanos entered into a new swap with J.P. Morgan Chase for another three months, commencing in April 2001. Since then, this swap has been renewed periodically, and, upon its expiration in June 2002, Petróleos Mexicanos entered into a new swap with ABN Amro Bank N.V. for another three months. Upon the maturity of the two-year tranche of the restructured J.P. Morgan Chase swap in April 2002, Petróleos Mexicanos entered into a new swap with BNP Paribas, France for three months.

        In addition, in January 2000, Petróleos Mexicanos entered into a second equity swap with Chase Manhattan International Limited with respect to 13,679,704 Repsol shares sold to that bank and maturing in three years. As of December 31, 2000 the market value of the Repsol shares was U.S. $16.125 per share.

        The following tables set forth our portfolio of debt and derivative financial instruments that are sensitive to changes in interest rates as of December 31, 2000. It should be noted that:

  •
  for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed and variable rate debt;

  •
  for interest-rate swaps and other derivatives, this table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates;

  •
  weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;

  •
  fair values are obtained from market quotes received from market sources such as Reuters, Telerate and Bloomberg;

  •
  where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency plus a spread that varies based on the particular instrument and our experience with that type of instrument;

  •
  for all instruments, the table shows the contract terms in order to determine future cash flows categorized by expected maturity dates;

  •
  the outstanding non-U.S. dollar debt that has been swapped is considered U.S. dollar debt, so cross-currency swaps are included for information purposes only;

  •
  the information is presented in equivalents of the peso, which is our reporting currency; and

  •
  each instrument's actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2000 (1)

	Year of Expected Maturity Date
	2001	2002	2003	2004	2005	Thereafter	Total Carrying Value	Fair Value
	(in thousands of pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	7,511,034	3,518,483	1,641,183	2,486,135	3,756,253	34,463,486	53,376,574	(52,495,378)
Average Interest Rate (%)	9.39	8.49	8.32	9.34	8.58	9.35	9.21
Fixed rate (Japanese yen)	1,078,196	949,823	949,823	949,823	949,823	5,706,662	10,584,150	(11,552,677)
Average Interest Rate (%)	4.90	3.02	3.02	3.02	3.02	2.96	3.18
Fixed rate (British pounds)	—	—	—	—	—	714,180	714,180	(1,183,304)
Average Interest Rate (%)	14.50	14.50	14.50	14.50	14.50	14.50	14.50
Fixed rate (French francs)	707	471	471	471	471	4,052	6,644	(5,598)
Average Interest Rate (%)	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Fixed rate (Austrian schillings)	323,550	—	—	—	—	—	323,550	(423, 480)
Average Interest Rate (%)	10.75	—	—	—	—	—	10.75
Fixed rate (Deutsche marks)	6,017	6,017	—	—	—	—	12,033	(12,348)
Average Interest Rate (%)	5.38	5.38	—	—	—	—	5.38
Fixed rate (Euro)	—	—	—	—	—	4,452,050	4,452,050	(4,562,076)
Average Interest Rate (%)	7.75	7.75	7.75	7.75	7.75	7.75	7.75
Total fixed rate debt	8,919,504	4,474,794	2,591,478	3,436,429	4,706,547	45,340,430	69,469,181	(70,234,861)

Variable rate (U.S. dollars)(2)	29,433,608	6,586,203	8,969,176	6,954,612	14,816,216	6,372,444	73,132,260	(76,363,553)
Variable rate (Swiss francs)	1,110	1,162	1,262	1,347	673	673	6,227	(6,408)
Variable rate (Deutsche marks)	6,129	6,416	8,078	8,594	4,223	4,150	37,590	(38,952)
Variable rate (Belgian francs)	511	717	14,853	15,179	6,048	4,477	41,785	(43,554)

Total variable rate debt(1)	29,441,358	6,594,498	8,993,369	6,979,732	14,827,161	6,381,745	73,217,863	(76,452,467)

Total Debt(3)	38,360,862	11,069,292	11,584,847	10,416,160	19,533,708	51,722,174	142,687,044	(146,687,328)

Note: Numbers may not total due to rounding.

(1)
The information in this table has been calculated using an exchange rate of Ps. 9.5722 = U.S. $1.00.
(2)
We have entered into derivative transactions to hedge against interest-rate risk in connection with $350 million of our variable-rate, U.S. dollar-denominated debt.
(3)
Total carrying value at December 31, 2000 differs from PEMEX's total debt, excluding interest payable, of Ps. 142,685,895 due to various immaterial credits which have been applied to debt as presented in the Financial Statements, but which have been excluded from this table.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate Risk) as of December 31, 2000(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date
	2001	2002	2003	2004	2005	Thereafter	Total Notional Amount	Fair Value
	(in thousands of pesos)
Interest Rate Derivatives
Hedging Instruments(2)
Interest Rate Swaps (U.S. Dollars)
Variable to fixed	2,393,050	—	—	957,220	—	—	3,350,270	(56,478)
Average pay rate (%)	7.30	7.33	7.33	7.33	—	—	7.32
Average receive rate (%)	5.79	5.59	5.85	5.96	—	—	5.84
Variable to variable	—	—	—	—	—	—	—
Average pay rate (%)	—	—	—	—	—	—	—
Average receive rate (%)	—	—	—	—	—	—	—
Cross-Currency Swaps	—	—	2,982,458	2,007,352	—	5,239,438	10,229,248	(2,301,237)
Euro to U.S. dollars	—	—	1,790,719	—	—	3,292,035	5,082,755	(1,161,406)
Italian lire to U.S. dollars	—	—	—	2,007,352	—	1,947,403	3,954,755	(1,033,136)
British pounds to U.S. Dollars	—	—	1,191,739	—	—	—	1,191,739	(106,695)
Non-Hedging Instruments
Caps Written	957,220	—	—	—	—	—	957,220
Average receive rate (strike price) (%)	9.84	—	—	—	—	—	9.84
Average pay rate (%)	5.79	—	—	—	—	—	5.79
Total								(2,357,715)

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rate of Ps. 9.5722 = U.S. $1.00.
(2)	We have entered into derivative transactions to hedge against interest-rate risk in connection with $350 million of our variable-rate, U.S. dollar-denominated debt.
Source:	Petróleos Mexicanos.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15. Controls and Procedures

        Not applicable.

Item 16. [Reserved]

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        Please refer to Item 19(a) for a list of all Financial Statements filed as a part of this Form 20-F.

Item 19. Exhibits

(a)  List of Financial Statements:

Page
Report of Mancera, S.C. (a member practice of Ernst & Young Global), Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2000 and 1999	F-4
Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998	F-5
Consolidated Statements of Changes in Equity for the years ended December 31, 2000, 1999 and 1998	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2000, 1999 and 1998	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-80
Appendix: Reports of Other Independent Accountants	F/A-1
Report of PricewaterhouseCoopers of Financial Position of Integrated Trade Systems, Inc.	F/A-2
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Trading Limited Mexican Branch	F/A-4
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings North America, Inc.	F/A-6
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings N.V.	F/A-8
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings B.V., Amsterdam	F/A-11
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Norteamérica, S.A. de C.V.	F/A-14
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Marine Limited Mexican Branch	F/A-16
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Services B.V., Amsterdam	F/A-18
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Services North America, Inc.	F/A-21
Report of PricewaterhouseCoopers of Financial Position of Kot Insurance Company, Ltd.	F/A-23

(b)  List of Exhibits

1.1
Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 1, 1994 (previously filed as Exhibit 3.1 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

1.2
Reglamento de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Regulations to the Organic Law of Petróleos Mexicanos and Subsidiary Entities), together with an English translation (previously filed as Exhibit 3.2 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

1.3
Reglamento de Gas Natural (Natural Gas Regulation), effective November 9, 1995 together with an English translation (previously filed as Exhibit 1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 1996 and incorporated by reference herein).

1.4
Decreto por el que se Reforma la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Decree that Amends the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), effective November 14, 1996 (previously filed as Exhibit 1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1997 and incorporated by reference herein).

1.5
Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos and Subsidiary Entities), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

1.6
Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation).

2.1
Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2
Indenture, dated August 7, 1998, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3
Indenture, dated July 15, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-10706) on August 23, 1999 and incorporated by reference herein).

2.4
Indenture, dated July 31, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-10706) on September 29, 1999 and incorporated by reference herein).

2.5
Indenture, dated as of July 31, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and Bankers Trust (previously filed as Exhibit 2.5 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.6
Fiscal Agency Agreement between Petróleos Mexicanos and Bankers Trust, dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.7
Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.8
Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex Project Funding Master Trust, and The Bank of New York (previously filed as Exhibit 3.2 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.9
Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as

  Exhibit 4.4 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

4.1
Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, together with a summary in English (previously filed as Exhibit 10.1 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

4.2
Amendment to the Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, dated December 18, 1997, together with an English translation (previously filed as Exhibit 10.1 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on July 20, 1998 and incorporated by reference herein).

4.3
Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

4.4
Transfer of Funds Agreement, dated as of November 24, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and the Federal Government (English translation).

8.1
For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see "Consolidated Structure of PEMEX" on page 3.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEOS MEXICANOS
By:	/s/ JUAN JOSÉ SUÁREZ COPPEL Name: Juan José Suárez Coppel Title: Chief Financial Officer

Date: November 15, 2002

CERTIFICATIONS

I, Raúl Muñoz Leos, certify that:

1.
I have reviewed this annual report on Form 20-F/A of Petróleos Mexicanos;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 15, 2002	/s/ RAÚL MUÑOZ LEOS Name: Raúl Muñoz Leos Title: Director General/Chief Executive Officer

CERTIFICATIONS

I, Juan José Suárez Coppel, certify that:

1.
I have reviewed this annual report on Form 20-F/A of Petróleos Mexicanos;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 15, 2002	/s/ JUAN JOSÉ SUÁREZ COPPEL Name: Juan José Suárez Coppel Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Page
Report of Mancera, S.C. (a member practice of Ernst & Young Global), Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2000 and 1999	F-4
Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998	F-5
Consolidated Statements of Changes in Equity for the years ended December 31, 2000, 1999 and 1998	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2000, 1999 and 1998	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-80
Appendix—Reports of Other Independent Accountants	F/A-1
Report of PricewaterhouseCoopers of Financial Position of Integrated Trade Systems, Inc.	F/A-2
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Trading Limited Mexican Branch	F/A-4
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings North America, Inc.	F/A-6
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings N.V.	F/A-8
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings B.V., Amsterdam	F/A-11
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Norteamérica, S.A. de C.V.	F/A-14
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Marine Limited Mexican Branch	F/A-16
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Services B.V., Amsterdam	F/A-18
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Services North America, Inc.	F/A-21
Report of PricewaterhouseCoopers of Financial Position of Kot Insurance Company, Ltd.	F/A-23

REPORT OF THE INDEPENDENT AUDITORS

To the General Comptroller Office
and the Board of Directors of
Petróleos Mexicanos

        We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Management of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain Subsidiary Companies, whose statements reflect total assets constituting 1% and 2% in 2000 and 1999, respectively, and total revenues constituting 8% in 2000 and 1999 and 3% in 1998, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us and are included herein, and our opinion, insofar as it relates to data included for those Subsidiary Companies, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts (including the reconciliation of the financial statements of Petróleos Mexicanos, the Subsidiary Entities and Subsidiary Companies to generally accepted accounting principles in the United States) and disclosures made in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        The effects of inflation are recognized in conformity with Financial Reporting Standard (NIF) 06 BIS "A" Section A (see Note 2 b) to the accompanying consolidated financial statements), which affect only the equity caption titled, "Revaluation surplus". The difference between this standard and accounting principles generally accepted in Mexico, Bulletin B-10, is disclosed in Note 14 to the consolidated financial statements.

        In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2000 and 1999, and the consolidated results of their operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico and as to the recognition of inflation, in accordance with NIF 06 BIS "A" section A (see Notes 2 b) and 14 to the consolidated financial statements), which differ in certain respects from those followed in the United States (see Note 18 to the consolidated financial statements).

        As discussed in Note 2 (s), the accompanying consolidated financial statements as of and for the years ended December 31, 2000, 1999, and 1998 have been restated with respect to estimated dismantlement and abandonment costs, and certain derivative transactions. Additionally, the accompanying US GAAP reconciliation as of and for the years ended December 31, 2000, 1999, and 1998 has also been restated as discussed in Note 18 I (t) for certain derivative transactions and items related to exploration and drilling costs.

Mancera, S.C. A Member Practice of Ernst & Young Global
/s/ J. ALFONSO CAMPAÑA R. J. Alfonso Campaña R.

Mexico City, Mexico
May 14, 2001, except for Note 2 (s) and
Note 18 I (t), as to which the date is September 27, 2002

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2000 and 1999
(In thousands of pesos and thousands of U.S. dollars)

	2000		2000		1999
	As Restated		As Restated		As Restated
ASSETS:
Current assets:
Cash and cash equivalents	US$	2,907,048	Ps.	27,826,846	Ps.	23,986,823
Accounts, notes receivable and other		5,923,567		56,701,566		47,283,835
Inventories, net		2,597,536		24,864,138		16,218,629

Total current assets		11,428,151		109,392,550		87,489,287
Properties, net		40,557,508		388,224,576		338,253,933
Intangible asset derived from the actuarial computation of labor obligations and other assets		6,879,338		65,850,397		56,504,624

Total assets	US$	58,864,997	Ps.	563,467,523	Ps.	482,247,844

LIABILITIES:
Current liabilities:
Current portion of long-term debt	US$	4,226,518	Ps.	40,457,071	Ps.	37,196,158
Current portion of notes payable to contractors		130,138		1,245,707		159,017
Suppliers		2,366,409		22,651,745		16,751,736
Accounts payable and accrued expenses		637,529		6,102,552		5,407,808
Taxes payable		2,643,998		25,308,881		24,665,388

Total current liabilities		10,004,592		95,765,956		84,180,107
Long-term debt		10,903,452		104,370,025		83,127,404
Notes payable to contractors		1,687,467		16,152,769		1,640,298
Sale of future accounts receivable		5,429,951		51,976,573		43,300,738
Reserve for sundry creditors and others		636,722		6,094,832		4,855,550
Reserve for retirement payments, pensions and indemnities		14,469,192		138,501,996		103,674,830

Total liabilities		43,131,376		412,862,151		320,778,927

EQUITY:
Certificates of Contribution "A"		1,067,932		10,222,463		10,222,463
Specific oil-field exploration and depletion reserve		1,325,868		12,691,475		10,449,482
Revaluation surplus		18,183,299		174,054,170		162,011,661
Retained (losses) earnings:
Prior years		(2,784,349)		(26,652,344)		(57,918)
Current year		(2,059,129)		(19,710,392)		(21,156,771)

		(4,843,478)		(46,362,736)		(21,214,689)

Total equity		15,733,621		150,605,372		161,468,917

Total liabilities and equity	US$	58,864,997	Ps.	563,467,523	Ps.	482,247,844

See accompanying notes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998
(In thousands of pesos and thousands of U.S. dollars)

	2000		2000		1999		1998
	As Restated		As Restated		As Restated		As Restated
Net sales:
Domestic	US$	30,596,967	Ps.	292,880,287	Ps.	226,137,090	Ps.	184,781,001
Export		18,322,570		175,387,308		108,676,689		72,205,616

		48,919,537		468,267,595		334,813,779		256,986,617
Foreign exchange gain, net		91,592		876,736		2,949,615		983,601
Other revenues		997,033		9,543,799		7,215,362		7,778,549

Total revenues		50,008,162		478,688,130		344,978,756		265,748,767
Costs and operating expenses:
Cost of sales		15,990,038		153,059,837		113,512,525		93,175,938
Transportation and distribution expenses		1,317,269		12,609,161		10,867,571		9,602,693
Administrative expenses		2,817,816		26,972,703		21,076,266		17,650,525
Interest, net		694,930		6,652,005		7,155,959		2,893,745
Other expenses		557,577		5,337,243		4,696,975		2,126,322

Total costs and operating expenses		21,377,630		204,630,949		157,309,296		125,449,223
Income before hydrocarbon extraction duties, special tax on production and services and other		28,630,532		274,057,181		187,669,460		140,299,544
Hydrocarbon extraction duties and other		23,423,148		224,211,053		120,476,988		86,033,222
Special tax on production and services (IEPS)		7,266,513		69,556,520		88,349,243		65,854,312

		30,689,661		293,767,573		208,826,231		151,887,534

Net loss for the year	US$	(2,059,129)	Ps.	(19,710,392)	Ps.	(21,156,771)	Ps.	(11,587,990)

See accompanying notes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998
(In thousands of pesos and thousands of U.S. dollars)

			Specific oil-field exploration and depletion reserve
							Retained (losses) earnings
	Certificates of Contribution "A"
					Revaluation surplus		Prior years		Current year loss		Total
Balances at December 31, 1997 As Restated	Ps.	10,222,463	Ps.	8,227,056	Ps.	112,959,504	Ps.	14,580,004	Ps.	7,133,256	Ps.	153,122,283
Transfer to prior years' retained earnings		—		—		—		7,133,256		(7,133,256)		—
Other equity movements.		—		—		—		(1,237,056)		—		(1,237,056)
Minimum guarantee dividends paid to the Mexican Government approved by the Board of Directors on May 7, 1998		—		—		—		(5,803,941)		—		(5,803,941)
Adjustment to retained earnings for increase in Pemex-Petroquímicas' accumulated deficit		—		—		—		(267,701)		—		(267,701)
Increase in specific oil-field exploration and depletion reserve		—		167,076		—		—		—		167,076
Effect of restatement in the year, net		—		—		32,745,269		—		—		32,745,269
Net loss for the year		—		—		—		—		(11,587,990)		(11,587,990)

Balances at December 31, 1998 As Restated		10,222,463		8,394,132		145,704,773		14,404,562		(11,587,990)		167,137,940
Transfer to prior years' retained earnings		—		—		—		(11,587,990)		11,587,990		—
Other equity movements		—		—		—		968,774		—		968,774
Minimum guarantee dividends paid to the Mexican Government approved by the Board of Directors on August 3, 1999		—		—		—		(3,063,747)		—		(3,063,747)
Dividends paid to the Mexican Government approved by the Board of Directors on August 3, 1999		—		—		—		(779,517)		—		(779,517)
Increase in specific oil-field exploration and depletion reserve		—		2,055,350		—		—		—		2,055,350
Effect of restatement in the year, net		—		—		16,306,888		—		—		16,306,888
Net loss for the year		—		—		—		—		(21,156,771)		(21,156,771)

Balances at December 31, 1999 As Restated		10,222,463		10,449,482		162,011,661		(57,918)		(21,156,771)		161,468,917
Transfer to prior years' retained earnings		—		—		—		(21,156,771)		21,156,771		—
Other equity movements		—		—		—		(68,692)		—		(68,692)
Minimum guarantee dividends paid to the Mexican Government approved by the Board of Directors on May 9, 2000		—		—		—		(5,137,889)		—		(5,137,889)
Dividends paid to the Mexican Government approved by the Board of Directors on May 9, 2000		—		—		—		(231,074)		—		(231,074)
Increase in specific oil-field exploration and depletion reserve		—		2,241,993		—		—		—		2,241,993
Effect of restatement in the year, net		—		—		12,042,509		—		—		12,042,509
Net loss for the year		—		—		—		—		(19,710,392)		(19,710,392)

Balances at December 31 2000 As Restated	Ps.	10,222,463	Ps.	12,691,475	Ps.	174,054,170	Ps.	(26,652,344)	Ps.	(19,710,392)	Ps.	150,605,372

See accompanying notes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998
(In thousands of pesos and thousands of U.S. dollars)

	2000		2000		1999		1998
Funds provided by (used in):	As restated		As restated		As restated		As restated
Operating activities:
Net loss	US$	(2,059,129)	Ps.	(19,710,392)	Ps.	(21,156,771)	Ps.	(11,587,990)
Charges to operations not requiring the use of funds:
Depreciation		2,722,565		26,060,936		23,941,026		15,696,986
Reserve for retirement payments, pensions and indemnities		3,123,786		29,901,504		25,022,850		18,208,805
Specific oil-field exploration and depletion reserve		840,802		8,048,328		7,857,274		8,261,851
Reserve for sundry creditors and others		75,155		719,397		1,283,821		77,430

		4,703,179		45,019,773		36,948,200		30,657,082
Variances in:
Accounts, notes receivable and other		(983,863)		(9,417,731)		(18,710,747)		3,102,487
Inventories		(903,189)		(8,645,509)		(4,041,064)		3,146,232
Intangible asset derived from the actuarial computation of labor obligations and other assets		(980,912)		(9,389,482)		(5,537,829)		(8,332,113)
Suppliers		616,369		5,900,009		4,347,084		7,303,807
Accounts payable and accrued expenses		72,580		694,744		(338,026)		(3,727,552)
Taxes payable		67,225		643,493		19,464,218		(5,736,814)
Reserve for sundry creditors and others		58,878		563,594		239,037		(214,137)
Reserve for retirement payments, pensions and Indemnities		514,580		4,925,662		(8,788,284)		3,954,469
Exploration and well-drilling expenses charged to the specific oil-field exploration and depletion reserve		(606,583)		(5,806,335)		(5,801,924)		(8,094,775)

Funds provided by operating activities		2,558,264		24,488,218		17,780,665		22,058,686
Financing activities:
Minimum guarantee dividends paid to the Mexican Government		(536,751)		(5,137,889)		(3,063,747)		(5,803,941)
Adjustment to retained earnings		(7,176)		(68,692)		968,774		(1,504,757)
Dividends paid to the Mexican Government		(24,140)		(231,074)		(779,517)		—
Notes payable to contractors		1,629,632		15,599,161		1,799,315		—
Debt		2,559,864		24,503,534		1,493,911		26,759,111
Sale of future accounts receivable		906,357		8,675,835		26,702,250		16,598,488

Funds provided by financing activities		4,527,786		43,340,875		27,120,986		36,048,901
Investing activities:
Increase in fixed assets, net		(6,684,886)		(63,989,070)		(35,546,131)		(60,905,139)

Funds used in investing activities		(6,684,886)		(63,989,070)		(35,546,131)		(60,905,139)

Net increase (decrease) in cash and cash equivalents		401,164		3,840,023		9,355,520		(2,797,552)
Cash and cash equivalents at beginning of the year		2,505,884		23,986,823		14,631,303		17,428,855

Cash and cash equivalents at end of the year	US$	2,907,048	Ps.	27,826,846	Ps.	23,986,823	Ps.	14,631,303

See accompanying notes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 1999 and 1998

(In thousands of pesos and thousands of U.S. dollars)

1.    Structure and business activities of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

        As a result of the nationalization of the foreign-owned oil companies then operating in the United Mexican States (Mexico), Petróleos Mexicanos was established by a decree of the Mexican Congress dated June 7, 1938 and effective July 20, 1938. Petróleos Mexicanos and the Subsidiary Entities (PEMEX) are Decentralized Public Entities of the Federal Government of Mexico (the Mexican Government) and together they comprise Mexico's state oil and gas company.

        The activities of PEMEX are regulated by the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo, (the Regulatory Law to Constitutional Article 27 in the Petroleum Sector, or the Regulatory Law) effective November 30, 1958, as amended effective May 12, 1995 and November 14, 1996, and Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States), the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the Organic Law), effective July 17, 1992, as amended effective January 1, 1994. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico's petroleum industry. For purposes of these financial statements, capitalized words carry the meaning attributed to them herein or the meaning as defined in the Political Constitution of the United Mexican States or the Organic Law.

        The Organic Law establishes a structure that consists of decentralized legal entities of a technical, industrial and commercial nature, with their own corporate identity and equity. The Subsidiary Entities (defined below) are controlled by and have characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities, which are legally empowered to own property and conduct business in their own names, are:

    Pemex-Exploración y Producción (Pemex-Exploration and Production);
    Pemex-Refinación (Pemex-Refining);
    Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals); and
    Pemex-Petroquímica (Pemex-Petrochemicals).

        The strategic activities entrusted to Petróleos Mexicanos and Subsidiary Entities by the Organic Law can be performed only by PEMEX and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain duties.

        The principal objectives of the Subsidiary Entities are as follows:

  I.
  Pemex-Exploration and Production explores for and produces crude oil and natural gas, additionally this entity transports, stores and markets such products;

  II.
  Pemex-Refining refines petroleum products and derivatives that may be used as basic industrial raw materials, additionally this entity stores, transports, distributes and markets such products and derivatives;

  III.
  Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives that may be used as basic industrial raw materials, additionally this entity stores, transports,

    distributes and markets such products; additionally, stores, transports, distributes and markets basic petrochemicals; and

  IV.
  Pemex- Petrochemicals engages in industrial petrochemical processing, and stores, distributes and markets secondary petrochemicals.

        Petróleos Mexicanos assigned to its Subsidiary Entities all the assets and liabilities needed to carry out activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related liabilities.

        The principal distinction between Subsidiary Entities and Subsidiary Companies is that Subsidiary Entities are decentralized public entities created by Article 2 of the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated and are managed as other private corporations subject to the law.

        As used herein, Subsidiary Companies are defined as those entities which are (a) not Subsidiary Entities and (b) in which Petróleos Mexicanos has greater than a 50% ownership investment. For purposes of these financial statements, the Pemex Project Funding Master Trust (the Trust) is also defined as a Subsidiary Company. "Non-consolidated subsidiary companies", as used herein, are defined as those entities which are (a) not Subsidiary Entities or Subsidiary Companies and (b) in which Petróleos Mexicanos has less than a 50% ownership interest.

2.    Accounting policies

        The principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements are summarized below:

a)    Accounting basis for the preparation of financial information

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico (Mexican GAAP) as issued by the Mexican Institute of Public Accountants (IMCP) and as to the recognition of inflation, in accordance with Financial Reporting Standard (NIF) 06-BIS "A" section A as issued by the Ministry of Finance and Public Credit (SHCP) and by the General Comptroller Office (SECODAM).

b)    Effects of inflation on the financial information

        Effects of inflation on the financial information are computed and recorded in accordance with the guidelines established in NIF-06-BIS "A" section A.

        In accordance with NIF-06-BIS "A" section A, fixed assets (property and equipment), together with accumulated depreciation and amortization, are restated for balance sheet presentation at net replacement cost. Obsolete and abandoned assets, as well as construction assets, are not restated.

        The main differences between Mexican GAAP Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and NIF-06-BIS "A" section A are described below. A summary of the significant differences between those two standards is presented in Note 14.

          (i)  The restatement of the assets referred to in NIF-06-BIS "A" section A must be completed in accordance with the rules established therein, and restatements should be made by applying the constant-peso-value method based on the National Consumer Price Index (NCPI). In specific circumstances, when there is justification, a company may elect to use the specific-cost method or the specific-index method, these methods being based upon technical studies. Effective January 1, 1997, the use of independent appraisals was disallowed under Mexican GAAP. PEMEX has elected to use a hybrid of NCPI and specific index items as determined by independent appraisers.

        (ii)  NIF-06-BIS "A" section A does not consider the concept of fair value as referred to in Mexican GAAP. Therefore, the balance sheet reflects restated fixed assets without consideration of fair value.

        (iii)  In accordance with the rules of NIF-06-BIS "A" section A, the difference between the historical cost of assets, including interest and exchange rate fluctuations, and the restated amounts that are generated from the restatement of fixed assets and investments, are recorded in the equity account "Revaluation surplus."

        (iv)  NIF-06-BIS "A" section A allows capitalization of the exchange rate fluctuations and the interest derived from identifiable liabilities associated with fixed assets. Bulletin B-10 only allows capitalization of interest that can be identified with specific fixed assets in the construction or installation phase.

        (v)  NIF-06-BIS "A" section A requires that the recognition of the effects of inflation in the financial statements be obtained exclusively by restatement of non-monetary assets. In accordance with Bulletin B-10, as amended, it is necessary, however, that the effects of inflation in the equity accounts be recognized and quantified and recorded in the monetary position results of each period. Additionally, Bulletin B-10, as amended, requires that all items presented in the financial statements be expressed in constant Mexican pesos with purchasing power at the latest balance sheet date. NIF-06-BIS "A" section A does not require this remeasurement.

c)    Consolidation

        The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities, and the Subsidiary Companies in which Petróleos Mexicanos owns more than a 50% interest. All material intercompany transactions have been eliminated in the consolidation.

        The Subsidiary Companies that are consolidated are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (PMI); P.M.I. Trading Ltd.; P.M.I. Holdings North America, Inc.; P.M.I. Holdings, N.V.; P.M.I. Holdings, B.V.; P.M.I. Norteamérica, S.A. de C.V.; Kot Insurance Co. Ltd.; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc., and Mex Gas Internacional, Ltd. since 2000; additionally, the Trust is also consolidated. The inclusion of these subsidiaries and the Trust in the consolidation, after eliminations, increased total assets under Mexican GAAP by Ps. 52,391,000 (Ps. 14,860,000 in 1999), increased equity under Mexican GAAP by Ps. 2,054,000 (Ps. 99,000 in 1999), and decreased net loss for the year under Mexican GAAP by Ps. 2,038,000 (increased net loss for the year by Ps. 484,000 in 1999 and decreased net loss for the year by Ps. 993,000 in 1998).

        Certain investments in Subsidiary Companies and other non-consolidated subsidiary companies, due to their immateriality in relation to PEMEX's total assets and results, are accounted for under the cost method.

d)    Long-term productive infrastructure projects (PIDIREGAS)

        The investment in long-term productive infrastructure projects (PIDIREGAS) and related liabilities are recorded in accordance with NIF-09-A applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration). In addition to outlining specific accounting treatment, NIF-09-A also identifies specific budgetary and legal requirements governing PIDIREGAS projects.

        During 1997, PEMEX began investing in certain capital expenditure projects that were financed with long-term debt obligations. Such investment expenses and related liabilities will be recognized in the accounting records in future years under NIF-09-A, which provides for only liabilities having maturities expiring in less than three years to be recorded to the accounting records. In accordance with Mexican GAAP consolidation principles, all the accounts related to those projects were reincorporated into the consolidated financial statements at December 31, 2000, 1999 and 1998, i.e., all effects of NIF-09-A are excluded.

        On December 31, 1998, PEMEX transferred all assets and liabilities related to these PIDIREGAS projects, for an amount equaling Ps. 12,104,010, to the Trust, which is a business trust organized under the laws of Delaware on November 10, 1998 with The Bank of New York and The Bank of New York (Delaware), acting as Trustees. The main objective of the Trust is to administer financial resources related to long-term projects of productive infrastructure, such financial resources being designated by PEMEX for that purpose. The Trust has been consolidated in the financial statements at December 31, 2000, 1999 and 1998 in accordance with consolidation principles detailed in Mexican GAAP Bulletin B-8 "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks."

e)    Exploration and drilling costs

        The successful efforts method of accounting is followed. Exploration and drilling costs are charged to the specific oil-field exploration and depletion reserve. Accumulated drilling costs corresponding to successful oil wells are capitalized out of this reserve.

f)    Specific oil-field exploration and depletion reserve

        The specific oil-field exploration and depletion reserve is established to cover current and future exploration and drilling costs. As crude oil and gas are extracted from existing wells, the equity reserve is increased based on a calculated exploration and drilling cost per barrel of crude oil, with a corresponding amount being charged to cost of sales. Drilling costs as incurred are charged against this reserve. Accumulated drilling costs related to successful wells are capitalized as fixed assets and a corresponding amount is added back to the reserve.

        PEMEX determines the budgeted exploration and drilling costs per barrel of crude oil based upon engineering studies. During 2000, PEMEX maintained the cost per barrel of 5.48 pesos, an amount equal to that charged for the year ended December 31, 1999, while in 1998 the cost increased from

4.23 pesos to 5.48 pesos. This increase resulted in an additional charge to cost of sales of Ps. 1,884,546 in 1998.

g)    Inventory valuation

        Inventories are valued as follows:

  I.
  Crude oil and derivatives for export: At net realizable value, determined on the basis of average export prices at December 31, 2000 and 1999, less a provision for distribution expenses and shrinkage.

  II.
  Crude oil and derivatives for domestic sales: At cost, as calculated based on net realizable international market prices.

  III.
  Materials, spare parts and supplies: At the last purchase price.

  IV.
  Materials in transit: At acquisition cost.

h)    Properties

        PEMEX's assets are initially recorded at acquisition cost or construction cost. Exchange losses arising from the impact of exchange rate fluctuations on associated foreign currency denominated debt and interest costs are capitalized as part of the asset cost. In accordance with NIF-06- BIS "A" section A (see Note 2b)), the book values of these accounts are restated annually based on independent appraisals. The recorded value of these assets cannot exceed the annual appraisal value. Projects in progress are not restated.

        Property, plant and equipment assets are depreciated using the straight-line method at annual rates determined from studies performed by independent appraisers. PEMEX begins to compute depreciation the year after the asset is placed into service. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plant and drilling equipment	3-5	20-33
Furniture and fixtures	10	10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in operations.

        PEMEX amortizes its well assets using the units-of-production (UOP) method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent crude oil barrels extracted from each specific field as compared to total field reserves.

        Estimated dismantlement and abandonment costs are taken into account, on an undiscounted current cost basis, in determining amortization and depreciation rates. No salvage value is considered when determining such rates.

i)    Foreign currency balances and transactions

        Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into and the related asset or liability is recorded. Assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by SHCP. As described in Note 2h), in accordance with NIF-06-BIS "A" section A, exchange losses arising from the impact of currency fluctuations on the value of the foreign currency denominated debt and related interest costs are capitalized as part of fixed assets. In the period ended December 31, 2000, foreign exchange losses of Ps. 139,692 were capitalized, while in 1999 there were no exchange losses capitalized, as PEMEX recorded an exchange gain on such assets and related debt; during 1998, exchange losses of Ps, 17,966,755 were capitalized. Foreign exchange losses which are not capitalized, and all foreign exchange gains, are charged and credited, respectively, to operations. This generated net exchange gains credited to operations of Ps. 876,736, Ps. 2,949,615 and Ps. 983,601 in 2000, 1999 and 1998, respectively.

j)    Retirement benefits and seniority premiums

        PEMEX has established a pension plan for retirement and seniority premiums to be paid to its employees. The liability is computed by an independent actuary, based on the projected unit-credit method. PEMEX has recorded in these consolidated financial statements the results of such study in accordance with Mexican GAAP Bulletin D-3, "Labor Obligations," except that due to the recognition of the effects of inflation in accordance with NIF-06-BIS "A" section A, the liabilities are computed using nominal interest rates.

        Payments for indemnities to dismissed personnel are charged to operations if and when the expense is incurred.

k)    Cost of sales

        Cost of sales is determined by adding to inventories at the beginning of the year the increase in the specific oil-field exploration and depletion reserve (a fixed charge per extracted barrel), the operating cost of oil fields, refineries and plants (including self-consumed products), the purchase cost of crude oil and refined and other products, and deducting the value of inventories at the end of the year. Cost of sales also includes a portion of depreciation and amortization expense associated with assets used in operations.

l)    Taxes and federal duties

        PEMEX is subject to special tax laws, which are based on petroleum revenues and do not generate temporary differences or deferred income taxes. PEMEX is not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto al Activo (Assets Tax Law). Some of the Subsidiary Companies are subject to the Income Tax Law; however, such Subsidiary Companies do not generate significant deferred tax liabilities.

        PEMEX is subject to the following duties and taxes: hydrocarbon extraction duties, hydrocarbon income tax and the Special Tax on Production and Services (IEPS tax). PEMEX is also subject to value added tax (VAT).

        Effective January 1, 1994, hydrocarbon extraction duties are calculated at a rate of 52.3% on the net cash flows of the difference between crude oil sales and extraction costs and expenses. Extraordinary and additional hydrocarbon extraction duties are calculated at a rate of 25.5% and 1.1%, respectively, on the same basis. The hydrocarbon income tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which PEMEX is not subject; this rate in 2000 and 1999 was 35% and 34% in 1998.

        The sum of the above duties and taxes must equal 60.8% of PEMEX's annual sales revenues to third parties (and an additional 39.2% of the portion of revenues in respect of crude oil sales at prices in excess of U.S. $15.00 dollars, U.S. $9.25 dollars and U.S. $15.50 dollars per barrel for 2000, 1999, and 1998, respectively). Therefore, to the extent that the sum of hydrocarbon extraction duties is less than 60.8% of sales to third parties, additional taxes are paid to reach that level.

m)  Special Tax on Production and Services (IEPS tax)

        The IEPS tax charged to customers is a tax on the domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which each product is sold. For financial statement purposes, the IEPS tax is presented as part of "Net domestic sales" and then deducted after "Income before hydrocarbon extraction duties, special tax on production and services and other".

n)    Revenue recognition

        For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. Respective to certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded upon product pick-up. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

o)    Risk management instruments

        The effects on the consolidated statements of operations of entering into "swap" transactions are recorded as incurred and when the precise settlement amounts are known. The effects on the consolidated statements of operations of other derivative instruments, including premiums paid or received, are recognized at the date of receipt or payment. Such amounts are included in the consolidated statements of operations within the "Interest, net" caption. (See Note 10).

        Requirements of the new Mexican accounting Bulletin C-2, Financial Instruments, went into effect on January 1, 2001. The new bulletin establishes the basic rules to be observed by the issuers of, and the investors in, financial instruments when valuing, presenting and disclosing these instruments in the financial information. This bulletin also establishes the rules and conditions that must be met to offset financial assets and liabilities and requires that financial instruments and derivatives be valued at their fair value, except those classified as "held to maturity," which are to be presented at cost. Management estimates that the effect of the adoption as of January 1, 2001, of this statement will be an expense of approximately Ps. 1,327,500 (equivalent to U.S. $138,600) in the consolidated statement of operations.

        The effect at January 1, 2001 is comprised primarily of the effect of an equity swap related to Repsol shares (see additional discussion in Note 10) and the effect of valuation offset between debt and related swap. In 2000, Petróleos Mexicanos entered into two equity swaps related to Repsol. The purpose of these equity swaps is to allow PEMEX in the future to buy back shares sold to financial institutions to secure financing at the exact price such shares were sold. As C-2 has no provision for hedging forecasted transactions, nor does it permit the equity swap as a hedge as the Repsol shares are considered to have been sold for Mexican GAAP purposes, the full effect of mark to market valuations related to the equity swap must be recognized in current period earnings. This effect at December 31, 2000 is U.S. $129,700. Petróleos Mexicanos enters into interest rate and cross currency swaps to hedge its borrowings in currencies other than the U.S. dollar. These swaps are entered into at or near inception of the debt and carry similar terms and conditions; thus forming an "exact match" financial hedge.

        PEMEX believes that it has performed the calculations of financial instruments and derivative financial instruments, together with calculations required for items qualifying as hedges, in accordance with the rules set forth in Bulletin C-2. However, as there are important sections of Bulletin C-2 that do not give clear guidance, PEMEX is in the process of reviewing and reassessing methodology applied. Thus, final transition adjustment may differ from that currently approximated.

p)    Use of estimates

        Preparation of the financial statements requires the use of estimates. Management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements. Actual results could differ from those estimates; however, management does not believe such differences will be material.

        Events and occurrences, which could result in financial statement loss, are reviewed periodically, and contingencies identified are assessed as remote, possible or probable in accordance with Bulletin C-12, "Contingencies and Commitments". When a loss contingency is viewed to be possible, it is disclosed together with a range of potential loss, when determinable. When a loss contingency is viewed to be probable, it is disclosed and an accrual as to the most likely loss scenario is incorporated to the financial statements.

q)    Convenience translation

        United States dollar amounts shown in the balance sheets, the statements of operations and the statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate of 9.5722 pesos per U.S. dollar, which is the December 31, 2000 exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

r)    Reclassifications

        Certain reclassifications have been made to 1999 and 1998 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the presentation adopted for 2000 reporting.

s)    Restatement

        PEMEX restated its consolidated Financial Statements as of and for the three years ended December 31, 2000. The principal adjustments made to the financial statements reflect the changes discussed below.

Dismantlement and Abandonment Costs

        The Petroleum Works Law provides that once a well turns out to be dry, invaded with salt water or abandoned due to mechanical failure, or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and convenient manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purposes of replacing them with new installations or for permanent retirement.

        PEMEX historically accrued for restoration costs, such accrual being recorded within the environmental liabilities reserve. Previously, dismantlement and abandonment costs associated with long-term oil and gas producing properties were charged to expense at the time incurred, because the cash expenditures were insignificant to the financial results of any prior period.

        After an extensive evaluation, PEMEX restated its financial statements for the periods presented herein to take into account estimated dismantlement and abandonment costs in determining amortization and depreciation rates and to include the cumulative effect of such prior period charges as a component of accumulated depreciation and amortization. The cumulative effect to opening retained earnings at December 31, 1997 was Ps. 5,028 thousand. PEMEX also recognized retroactively to the earliest period presented these future abandonment and dismantlement costs.

        PEMEX recognizes the costs related to currently producing and temporarily closed wells in DD&A for each period based on a units of production methodology reflecting life of field properties and considering current cost estimates. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost has been recognized at the end of each period based on the life of the well, rather than the field. Abandonment and dismantlement costs recognized in the financial statements are based on undiscounted current cost.

Repsol derivative transactions

        At the end of 1999, PEMEX entered into a series of transactions intended to unwind a collar placed on an equity swap based on Repsol shares (see note 10). A portion of the amount that was required to be paid in order to unwind the collar was paid in November 1999, with the remaining commitment not paid until March of 2000. Previously, the unpaid portion of this transaction was not recorded as an accrued liability at year-end 1999, and the expense related to this unpaid portion was not recognized until 2000. PEMEX restated these financial statements as of and for the years ended December 31, 2000 and 1999 to recognize the liability associated with this transaction at year-end 1999, as this liability should have been accrued at year-end 1999 in accordance with Bulletin A-3 "Realization and Accounting Period" and Bulletin C-12 and the related expense recognized in 1999 rather than 2000.

        The following table presents the effects of the aforementioned adjustments on income (loss) for each of the three years ended December 31, 2000, under Mexican GAAP:

	2000		1999		1998
Income (loss) for the year, as previously reported	Ps.	(20,117,395)	Ps.	(18,227,869)	Ps.	(10,139,115)
Adjustments due to recognition of abandonment and dismantlement obligations		(1,200,666)		(1,321,233)		(1,448,875)
Adjustments for Repsol derivative transactions		1,607,669		(1,607,669)		—

Income (loss) for the year, as restated	Ps.	(19,710,392)	Ps.	(21,156,771)	Ps.	(11,587,990)

        The following table presents the effects of the aforementioned adjustments on equity at each of the three years ended December 31, 2000 under Mexican GAAP:

	2000		1999		1998
Equity at year end, as previously reported	Ps.	159,604,369	Ps.	170,874,917	Ps.	173,615,038
Adjustments due to recognition of abandonment and dismantlement obligations:		(8,998,997)		(7,798,331)		(6,477,098)
Adjustments for Repsol derivative transactions:		—		(1,607,669)		—

Equity at year end, as restated	Ps.	150,605,372	Ps.	161,468,917	Ps.	167,137,940

3.    Accounts, notes receivable and other

        Accounts, notes receivable and other amounts presented in the consolidated balance sheets are as follows:

	2000		1999
Trade—domestic	Ps.	26,340,778	Ps.	18,498,240
Trade—foreign		10,072,988		11,646,382
Pemex Finance, Ltd.		6,926,132		5,573,003
Mexican Government (Note 12) Advance payments on minimum guarantee dividends		5,563,799		5,137,889
Other accounts receivable		9,012,465		7,405,039
Less: Allowance for doubtful accounts		(1,214,596)		(976,718)

	Ps.	56,701,566	Ps.	47,283,835

4.    Inventories

        At December 31, 2000 and 1999, inventories presented in the consolidated balance sheets are as follows:

	2000		1999
Crude oil, refined products, derivatives and Petrochemical products	Ps.	21,591,377	Ps.	13,031,685
Materials and supplies in stock		4,823,858		5,232,211
Less: allowance for slow-moving inventory and obsolescence reserve		(2,261,065)		(2,420,856)

		24,154,170		15,843,040
Materials in transit		709,968		375,589

	Ps.	24,864,138	Ps.	16,218,629

5.    Properties

a)
The components of this caption, net of accumulated depreciation and amortization, are as follows:

	2000		1999
Land	Ps.	32,943,681	Ps.	29,464,466
Buildings		14,886,795		15,479,487
Wells and field assets		79,362,124		43,372,630
Plants, furnishings and equipment		184,889,326		161,676,984
Offshore platforms		10,075,207		9,330,641

		322,157,133		259,324,208
Fixed assets pending disposition		555,652		520,903
Construction spares		331,840		371,324
Construction in progress		65,179,951		78,037,498

Total	Ps.	388,224,576	Ps.	338,253,933

b)
For 2000 and 1999 fixed assets, excluding furniture and fixtures, vehicles and construction in progress, were restated based on appraisals performed by Instituto Mexicano del Petróleo (Mexican Petroleum Institute or IMP) and by an independent appraiser. The appraisals were performed utilizing the specific index method considering usage, a factor for obsolescence, specific costs, remaining useful lives and the relative classification of the fixed assets. Construction in progress and various immaterial assets are not restated.

c)
In accordance with NIF-06-BIS "A" section A, debt interest costs and foreign currency losses associated with PEMEX's debt are capitalized as part of the cost of fixed assets. Interest and exchange loss capitalized was Ps. 4,052,872 in 2000, interest capitalized in 1999 was Ps. 5,119,428, and interest and foreign currency losses capitalized in 1998 were Ps. 20,410,341.

d)
Depreciation and amortization expense recorded in operating expenses for the years ended December 31, 2000, 1999 and 1998 was Ps. 26,060,936, Ps. 23,941,026, and Ps. 15,696,986, respectively, which includes Ps. 1,200,666, Ps. 1,321,233, and Ps. 1,448,875 of dismantlement and abandonment costs.

e)
Accumulated depreciation for the years ended December 31, 2000 and 1999 was Ps. 345,830,925 and Ps. 311,577,441, respectively.

f)
The total estimated future cost related to dismantlement and abandonment activities (on an undiscounted current cost basis) at December 31, 2000 and 1999 was estimated at approximately Ps. 13,953,806 and Ps. 12,914,308, respectively, of which PEMEX has accrued Ps. 8,998,997 and Ps. 7,798,331, respectively. The accrued amounts have been included in accumulated depreciation and amortization on a current cost undiscounted basis.

6.    Intangible asset derived from the actuarial computation of labor obligations and other assets

        As of December 31, 2000 and 1999, the intangible and other assets amount consists of:

	2000		1999
Intangible asset derived from the actuarial computation of labor obligations (Note 11)	Ps.	54,133,613	Ps.	45,704,685
Long-term investments and other assets		11,716,784		10,799,939

	Ps.	65,850,397	Ps.	56,504,624

        P.M.I. Norteamerica, S.A. de C.V. has a joint venture with Shell Oil Company, in which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method and amounts to Ps. 2,229,238 and Ps. 1,992,093, respectively, at December 31, 2000 and 1999. During 2000, 1999 and 1998, PEMEX recorded Ps. 498,983, Ps. (687,301) and Ps. 174,782 respectively, of earnings (losses) relative to its interest in the joint venture. During 2000, 1999 and 1998, PEMEX paid the joint venture Ps. 3,217,047, Ps. 1,627,591 and Ps. 2,245,763 respectively, for the processing of petroleum. During 2000, 1999 and 1998 PEMEX, through its subsidiary, paid Ps. 15,768, Ps. 29,259 and Ps. 623,069 respectively, to the joint venture under the terms of the contract which calls for contributions from P.M.I. Norteamérica, S.A. de C.V. based on the refinery's operating margin. In July 2000, the above noted contract was modified retroactively respective to contribution on refining operating margin; amounts presented are as revised per modified contract.

        Long-term investments include the equity interest in Mexicana de Lubricantes, S.A. de C.V. (Mexlub), an associated company, for Ps. 686,937 and Ps. 570,163 at December 31, 2000 and 1999, respectively. This corresponds to a 49% interest in Mexlub, accounted for under the equity method.

        Equity, including restatement effects, proportionally attributable to PEMEX from its non-consolidated subsidiary companies and other companies, according to those entities' financial statements as of December 31, 2000 is Ps. 4,545,769 (Ps. 3,053,265 in 1999). This includes PEMEX's proportional share in the non-consolidated subsidiaries and other companies' results for the year ended December 31, 2000 of Ps. 1,155,464 (Ps. 230,504 in 1999 and Ps. 343,606 in 1998).

7.    Sale of future accounts receivable

        On December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services, B.V., entered into several agreements with Pemex Finance, Ltd. (Pemex Finance), a limited liability company which was organized under the laws of the Cayman Islands. Under these agreements, Pemex Finance purchases certain existing accounts receivable for crude oil, as well as certain accounts receivable to be generated in the future by Pemex-Exploration and Production and PMI related to crude oil. The receivables sold are those generated by the sale of Maya crude oil to designated customers in the United States, Canada, and Aruba. The net resources obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS projects (see Note 2d)). At December 31, 2000 and 1999, the sales under these agreements were Ps. 51,976,573 and Ps. 43,300,738, respectively.

        "Sale of future accounts receivable" has been classified as a long-term liability as of December 31, 2000. Such classification has been made retroactive to December 31, 1999. The agreements between Petróleos Mexicanos, Pemex-Exploration and Production, PMI, P.M.I. Services B.V. and Pemex Finance establish short-term repayments; however, such agreements are evergreen and it is not expected that current resources will be used in repayments as the agreements do not bear a re-financing risk. Pemex Finance has proven continuous ability to contract debt in the international market sufficient to sustain the acquisition of accounts receivable from PEMEX.

8.    Notes payable to contractors

        At December 31, 2000 and 1999, the notes payable to contractors amount was comprised of:

	2000		1999
Total notes payable to contractors(a),(b)	Ps.	17,398,476	Ps.	1,799,315
Less: Current portion of notes payable to contractors		1,245,707		159,017

Notes payable to contractors (long-term)	Ps.	16,152,769	Ps.	1,640,298

(a)
On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the "Ing. Hector R. Lara Sosa" refinery in Cadereyta, N.L. (Mexico).

  The total amount of the financed public works contract is U.S. $1,618,400, with a total financing cost at December 31, 2000 of U.S. $805,600, due in twenty semiannual partial payments. The unit-price public works contract is for a total of U.S.$80,000, with a financing cost of U.S. $47,600.

  On December 12, 2000, PEMEX signed a critical events adjusting agreement to the financed public works contract under which a payment of U.S. $53,200 corresponding to the principal sum and U.S.$68,000 in interest was made.

(b)
On June 25, 1997, PEMEX entered into a service agreement for the storage and loading of stabilized petroleum by means of a floating system (FSO), with a different contractor.

9. Long-term debt

        The following debts were contracted during 2000:

        Foreign trade lines of credit in the amount of U.S.$ 465,000 extended by various banks. These lines of credit are to finance crude oil and petrochemical imports and exports, as well as crude oil pre-exports. The full amount of these lines of credit was committed at December 31, 2000.

        PEMEX used U.S.$ 107,000 in lines of credit extended by Société Générale, HSBC Investment Bank plc, Banco Santander Central Hispano, K.F.W. and Export Development Corporation. At December 31, 2000, U.S.$ 127,300 of these lines of credit was not committed.

        PEMEX obtained direct loans for U.S.$ 650,000: U.S.$ 350,000 from Banco Santander, S.A. and U.S.$ 300,000 from Nacional Financiera.

        PEMEX obtained U.S.$ 173,000 through the Pemex Capital, Inc. commercial paper program and it reused U.S.$ 265,000.

        PEMEX reused U.S.$ 691,000 of banker's acceptances, U.S.$ 521,000 of which corresponded to the J.P. Morgan line of credit and U.S.$ 170,000 to the Industrial Bank of Japan line of credit.

        To finance projects, PEMEX used U.S.$ 32,000. At December 31, 2000, U.S.$ 14,900 and 335,600 million Japanese yen were not committed.

        The Trust contracted during 2000:

  •
  Foreign trade agencies guaranteed loans in the amount of U.S.$ 1,098,900 of which U.S.$ 351,500 correspond to ABN AMRO Bank, U.S.$ 113,400 to Barclays Bank, U.S.$ 399,900 to JBIC, U.S.$ 34,200 to HSBC and U.S.$ 200,000 to Export Development Corporation.

  •
  Two bond issuances for an aggregate amount of U.S.$ 963,300. The first issuance for Euro 500 million due at 7.75% interest rate. The second issuance for U.S.$ 500,000 due 2010 at 9.125% interest rate.

  •
  Direct bank loans for an aggregate amount of U.S.$ 400,000 of which U.S.$ 300,000 correspond to Bancomext and U.S.$ 100,000 to Royal Bank of Canada.

  •
  U.S.$ 698,300 as financing from the Mexican Government.

        During 1999, Petróleos Mexicanos contracted several lines of credit totaling U.S. $1,394,000 to finance trade operations for the import and export of petroleum products and petrochemical products, as well as the pre-export of crude oil. The full amount of these lines of credit was committed at December 31, 1999.

        During 1999, U.S. $234,000 were obtained through purchasing loans contracted in the United States. This amount was financed through lines of credit with Société Générale, Standard Chartered Bank, Midland Bank (HSBC), K.F.W., Export Development Corp. and Banesto.

        In 1999, Petróleos Mexicanos placed two bond issues with a total value of U.S. $687,000. These issuances were:

  (1)
  An issuance of bonds for U.S. $500,000 Puttable or Mandatorily Exchangeable Securities ("POMESsm") due 2027. The securities will be repayable at the option of the holders on March 15, 2006, at 100% of the principal amount thereof, together with accrued interest to the date of repayment. Holders who do not elect to be repaid on March 15, 2006, must exchange their securities on this same date for an equal principal amount of Petróleos Mexicanos 9.5% Global Guaranteed Bonds due 2027, which will mature at par on September 15, 2027.

  (2)
  An issuance of Euro 175 million converted through a cross currency swap with two banks, into U.S. $187,000. Those banks were Bank of America and Banco Bilbao Vizcaya and the exchange was made at the six-month LIBOR rate plus 341.5 and 343.5 basis points, respectively.

        During 1999, U.S. $398,000 related to a commercial paper program with Bank of America, and supported with a letter of credit from Société Générale, was used. Also, U.S. $307,000 related to a new commercial paper program, supported with a letter of credit from Barclay's Bank, was used in 1999.

        In 1999, two new bank acceptance programs were initiated. Petróleos Mexicanos used the total available amount of U.S. $896,000, which included U.S. $621,000 corresponding to a program with J.P. Morgan and U.S. $275,000 corresponding to a program with the Industrial Bank of Japan.

        During 1999, Petróleos Mexicanos contracted several direct lines of credit totaling U.S. $350,000; this amount was obtained for use in financing working capital requirements.

        In 1999, the Trust entered into foreign trade agencies guaranteed loans in the amount of U.S.$ 167,000 of which U.S.$ 148,000 correspond to ABN AMRO Bank and U.S.$ 19,000 to HSBC Investment Bank.

        In 1983, 1985, 1987, and 1990, Petróleos Mexicanos, together with the Mexican Government, entered into various covenants with the international banking community for restructuring its debt. As a result of the final agreement, the remaining balance of the restructured Mexican Government debt retained, principally, the same interest rate conditions as had been negotiated in 1987. The agreed upon periods of amortization included a provision for division of the debt into two main portions with amortization over 52 and 48 quarters, respectively. The first amortization period began in 1994 and the second began in 1995, with both scheduled to end in December of 2006.

        Each year, the SHCP approves PEMEX's annual budget and its annual financing program. The Mexican Government incorporates PEMEX's annual budget and annual financing program into the budget of the Mexican Government, which the Chamber of Deputies of Mexico must approve each year. PEMEX's debt is not an obligation of, or guaranteed by, the Mexican Government. However, under the Ley General de Deuda Pública (the General Law of Public Debt), PEMEX's foreign debt obligations must be approved by and registered with the SHCP and are considered Mexican external public debt. Although Petróleos Mexicanos' debt is not guaranteed by the Mexican Government, Petróleos Mexicanos' external debt has received pari passu treatment in previous debt restructurings. Based upon such past experience, management of Petróleos Mexicanos has no reason to believe that current and future external debt of Petróleos Mexicanos would not receive similar treatment in any future debt restructuring.

        Petróleos Mexicanos has repayments in 2001 related to current portion of long-term debt. A portion of this debt, primarily bankers acceptances and commercial paper, is contractually committed until the year 2002-2003, and thus does not bear a re-financing risk.

        Management has evaluated anticipated future cash flows and believes that cash flows from operations will be sufficient to cover such repayments, however, Petróleos Mexicanos recognizes that in the event of economic downturn, the ability to pay debt repayments in a timely fashion may depend upon Petróleos Mexicanos' ability to attain additional financings and/or re-negotiate terms associated with present debt. Management of Petróleos Mexicanos believes that such re-negotiations and additional financings as are necessary will be achievable and, additionally, management believes that PEMEX will have sufficient cash flow to continue its exploration and development program as scheduled to exploit those reserves which have been classified as proved developed and undeveloped (see Note 21) at December 31, 2000.

        As of December 31, 2000 and 1999, long-term debt was as follows:

			December 31, 2000(5)			December 31, 1999(5)
	Rate of interest(4)	Maturity	Mexican pesos		Foreign currency (thousands)	Mexican pesos		Foreign currency (thousands)
U. S. dollars:
Unsecured loans(1)	Domestic and LIBOR plus 0.8125	Various to 2006	Ps.	6,313,392	659,555	Ps.	7,168,102	753,403
Unsecured loans	LIBOR plus .8125 to. 1.05	2001		6,221,930	650,000		1,902,860	200,000
Acceptance lines	Acceptance rate and LIBOR plus 1.75%, and 2%	2002		8,423,536	880,000		8,524,813	896,000
Bonds	Various from 6.498% to 9.5% and LIBOR plus 1.0 and UMS less 45 basis points	Various to 2027		44,032,130	4,600,001		44,717,220	4,700,001
Financing assigned to PIDIREGAS	8.85% to 9.5%	Various to 2027		35,093,125	3,666,150		13,263,304	1,394,039
Purchasing loans and project financing	Various from 2.0 to 8.28 and LIBOR plus 0.0625 to 2.00	Various to 2011		4,169,890	435,625		4,435,585	466,203
Leasing contracts	Various from 10.25% to 11.74% and LIBOR plus 0.0 to 2.25	Various to 2012		4,184,966	437,200		4,721,662	496,269
Commercial paper	Discount rate prevailing in the market	From 60 to 150 days		4,278,773	447,000		2,920,890	307,000
External trade loans	LIBOR plus 0.625 to 0.75	Various to 2002		3,781,019	395,000		10,798,730	1,135,000

Total financing denominated in U.S. dollars				116,498,761	12,170,531		98,453,166	10,347,915

Euros: Bonds	From 7.75% to 8.00%	Various to 2007		6,242,749	675,000		1,779,888	175,000

Italian lire: Bonds	Various from 7.375% to 11.25% and LIBOR plus 165 basis points	Various to 2007	Ps.	7,134,376	1,300,000,000	Ps.	7,091,221	1,300,000,000

Japanese yen:
Project financing	From 2.0% to 6.6% and prime in yen	Various to 2015	Ps.	10,583,011	126,908,224	Ps.	8,976,223	96,414,860

Other currencies(2)		Various to 2016		2,226,998			2,274,651

Total principal in pesos(3)				142,685,895			118,575,149
Plus: Accrued interest				2,141,201			1,748,413

Total principal and Interest				144,827,096			120,323,562
Less: Short-term Maturities				40,457,071			37,196,158

Long-term debt			Ps.	104,370,025		Ps.	83,127,404

	2001		2002		2003		2004		2005		Over 5 years		Total principal amount of debt
Maturities	Ps.	38,315,870	Ps.	11,069,169	Ps.	11,295,013	Ps.	10,063,158	Ps.	19,859,042	Ps.	52,083,643	Ps.	142,685,895

Notes to table:

(1)
Unsecured loans remain from a debt restructuring in 1987. This restructuring extended maturities to new periods ranging from 1994 and 1995 to 2006.

(2)
Balance includes market operations, unsecured loans, purchasing loans, project financing and bonds denominated in Pounds sterling, Deutsche marks, Swiss francs, Austrian schillings, French francs and Belgian francs, all currencies carrying different interest rates.

(3)
Includes financing from foreign banks for Ps. 133,850,060 and Ps. 106,198,491 as of year end 2000 and 1999, respectively.

(4)
As at December 31, 2000 the LIBOR rate was 6.204% (6.125% in 1999), the Euro dollar rate was 6.140% (5.968% in 1999) the discount rate was 6.000% (6.020% in 1999), the prime rate in Japanese yen was 2.100% (2.640% in 1999) and the acceptance rates ranged from 6.480% to 6.667% (from 6.188% to 6.250% in 1999).

(5)
In 1999, U.S. dollar debt amounts presented were inclusive of cross currency swap effects; such cross currency swaps having been entered at inception of debt to effectively convert various currencies debt to U.S. dollar debt. In 2000, the presentation of U.S. dollar debt amounts was changed retroactively to present debt in its original currency, exclusive of any overlying cross currency swap transaction effect. Additionally, for consistency purposes, this separate treatment has been reflected in the 2000 and 1999 disclosures at Note 13 "Foreign Currency Position".

10. Financial instruments

        PEMEX operates internationally and thus is significantly exposed to market risk associated with interest rates, commodity prices, and foreign exchange rates. Petróleos Mexicanos and P.M.I. Trading, Ltd. use derivative financial instruments to manage interest rate and foreign exchange rate risks, as explained below.

Notional amounts and credit exposures of derivatives

        The notional amounts of the derivatives described in the Interest-rate risk management section below do not represent the amounts exchanged with counterparties, and therefore they do not represent an actual measure of Petróleos Mexicanos' exposure. The amounts exchanged are calculated on the basis of the notional contract amounts, as well as on other terms of the derivatives, which relate to interest rates, exchange rates, securities prices, and the volatility of these rates and prices. Petróleos Mexicanos' cross currency swaps imply an exchange of notional amounts; therefore, these swaps are generally entered into with creditors on the underlying debt to avoid credit risk in the notional amounts. All financial instruments are held for purposes other than trading.

        As a creditor, Petróleos Mexicanos' faces the risk that counterparties might fail to meet payment obligations, which could cause credit-related losses in the event of nonperformance by the counterparties that issued the financial instruments. The maximum exposure for such losses is the premium paid for the instrument and any unrealized gains or losses on the instrument. To minimize this risk, Petróleos Mexicanos monitors the credit worthiness and exposure to derivative instruments of counterparties, while dealing exclusively with major financial institutions and maintaining a diversified portfolio. As of December 31, 2000 and 1999, the cash required from counterparties, if they all were to fail to pay their interest rate swap obligations, is immaterial, including the established netting agreements.

        Petróleos Mexicanos' Risk Management Committee, composed of representatives of Petróleos Mexicanos, Banco de México, SHCP and PMI, authorizes PEMEX's risk management policies and strategies and supervises the investment activities carried out by Petróleos Mexicanos.

Interest-rate risk management

        Strategies employed by PEMEX relative to interest-rate risk management allow Petróleos Mexicanos and the Trust to reduce cost of financing fluctuations relative to long-term debt and minimum guaranteed dividend payments. Interest rate derivatives allow Petróleos Mexicanos to complete long-term borrowings at fixed rates and to select the appropriate level of variable-rate and fixed-rate debt for Petróleos Mexicanos.

        Interest rate derivatives allow Petróleos Mexicanos and the Trust to modify the characteristics of its liabilities, in a cost efficient manner. At December 31, 2000, the effective interest rate on approximately 51% (57% in 1999) of Petróleos Mexicanos' and the Trust debt was converted to fixed rates as stipulated in the debt agreements or through the use of derivatives.

Hedging activities

        The derivative financial instruments used in Petróleos Mexicanos' interest hedging activities consist primarily of: (i) interest rate swaps, in which Petróleos Mexicanos is obligated to make payments based on a fixed interest rate and entitled to receive payments generally based on the three-month LIBOR interest rate; and, to a lesser extent, (ii) interest rate caps, which set a fixed interest rate ceiling.

        The level of variable-rate debt is determined by the Petróleos Mexicanos Finance Department and is authorized by the PEMEX Risk Management Committee, primarily based on the average expected interest rates, the shape of the yield curve, and the sensitivity of operating cash flows and capital expenditures to interest rates.

        In October 1997, Petróleos Mexicanos entered into a LIBOR Basket Swap where U.S. LIBOR was exchanged for a basket of LIBOR rates in other currencies (payable in U.S. dollars). To avoid the negative effects of fixing the interest rate in those currencies under a steep yield curve environment, Petróleos Mexicanos decided to pay floating rate in the LIBOR Basket Swap. This operation ended October 2000.

        Average variable rates are based on rates that are implied by the yield curve at the reporting date; these rates may change significantly, affecting future cash flows.

Non-hedging activities

        During 1994, Petróleos Mexicanos sold interest-rate caps, which are still in place, to synthetically remove the fixed leg of the interest-rate swaps once the market interest rates increase above the swap fixed rate in exchange for a premium.

        The following table indicates the types of swaps contracted, their duration, and their respective interest rates as of December 31, 2000 and 1999:

Interest Rate Derivatives(1)
Hedging Activities

	Notional Amount 2000(2)		Fair Value 2000(3)		Notional Amount 1999(2)		Fair Value 1999(3)
Receive fixed swaps	Ps.	3,350,270	Ps.	(56,478)	Ps.	25,688,610	Ps.	(80,864)
Weighted average (maturity years)		1.25		—		.70		—
Average receive rate		7.32%		—		6.56%		—
Average pay rate		5.84%		—		6.82%		—
Receive variable swaps	Ps.	—	Ps.	—	Ps.	5,946,438	Ps.	4,839
Weighted average (maturity years)		—		—		.79		—
Average receive rate		—		—		6.13%		—
Average pay rate		—		—		5.84%		—

Notes to table:

(1)
The carrying values of these instruments are all nil under Mexican GAAP because PEMEX records premiums paid and received in the statement of operations.

(2)
The notional amounts (actual amounts with respect to foreign currency exchange contracts) shown for the contracts represent the underlying amounts upon which the instruments are based and do not represent the amounts exchanged by the parties to the instruments. In addition, these amounts do not measure PEMEX's exposure to credit and market risks.

(3)
Quoted market prices are used as the fair values of financial instruments. If quoted market prices are not available, fair values are estimated on the basis of pricing models, or quoted prices for financial instruments with similar characteristics.

        The following table indicates the interest rate options contracted, the fair values, and the respective interest rates as of December 31, 2000 and 1999:

Interest Rate Derivatives(1)
Non-Hedging Activities

	Notional Amount 2000(2)		Fair Value 2000(3)		Notional Amount 1999(2)		Fair Value 1999(3)
Caps Written	Ps.	957,220	Ps.	—	Ps.	2,854,290	Ps.	(524)
Weighted average (maturity years)		.37		—		1.09		—
Average receive rate		9.84%		—		8.61%		—
Average pay rate		5.79%		—		6.73%		—

Notes to table:

(1)
The carrying values of these instruments are all nil under Mexican GAAP because PEMEX records premiums paid and received in the statement of operations.

(2)
The notional amounts (actual amounts with respect to foreign currency exchange contracts) shown for the contracts represent the underlying amounts upon which the instruments are based and do not represent the amounts exchanged by the parties to the instruments. In addition, these amounts do not measure PEMEX's exposure to credit and market risks.

(3)
Quoted market prices are used as the fair values of financial instruments. If quoted market prices are not available, fair values are estimated on the basis of pricing models, or quoted prices for financial instruments with similar characteristics.

Foreign exchange risk management

        Petróleos Mexicanos enters into cross-currency swaps to manage its foreign exchange risk. The purpose of Petróleos Mexicanos' foreign-currency hedging activities is to protect PEMEX from changes in exchange rates. Because a significant portion of PEMEX's revenues is denominated in U.S. dollars, Petróleos Mexicanos' borrowings are generally denominated in U.S. dollars. However, Petróleos Mexicanos also borrows in currencies other than U.S. dollars to take advantage of financing conditions in various currencies. Since 1991, Petróleos Mexicanos has entered into cross-currency swaps, to hedge against movements in U.S. dollar exchange rates. These currency derivatives have been used to convert bond issuance amounts denominated in other currencies into U.S. dollars.

        The following table indicates the types of cross-currency swaps used and their respective fair values at December 31, 2000 and 1999:

	Notional Amount 2000		Fair Value 2000		Notional Amount 1999		Fair Value 1999
Cross Currency Swaps
Italian lire to U.S. dollars	Ps.	3,954,755	Ps.	(1,033,136)	Ps.	3,930,833	Ps.	(599,077)
British pounds to U.S. dollars		1,191,739		(106,695)		—		—
Pounds sterling to U.S. dollars		—		—		1,184,530		(14,863)
Euro to U.S. dollars		5,082,754		(1,161,406)		5,052,010		(667,484)

	Ps.	10,229,248	Ps.	(2,301,237)	Ps.	10,167,373	Ps.	(1,281,424)

Investments portfolio risk management

        During 1994, through a finance transaction amounting to U.S. $467,000 (approximately Ps. 1,597,000), P.M.I. Holdings, B.V. sold to Strategic Money Management Company B.V. (SMM trust) substantially all of its share holdings representing 5% of the outstanding shares of Repsol, S.A. (Repsol). Concurrent with this, Petróleos Mexicanos entered into an equity swap with J.P. Morgan, under which Petróleos Mexicanos agreed to pay interest to J.P. Morgan based on the notional amount of U.S. $467,000; this interest to be payable on a semi-annual basis. In exchange, J.P. Morgan agreed to pay Petróleos Mexicanos an amount equal to the dividends on the Repsol shares and assign the voting rights of those shares to Petróleos Mexicanos.

        At termination of the swap, upon the sale of the Repsol shares (quote final value) by the SMM trust, J.P. Morgan will retain the notional amount, U.S. $467,000, and Petróleos Mexicanos will realize the net profit or loss, as applicable. In connection with these transactions, Petróleos Mexicanos also received from SMM trust two rights. First, Petróleos Mexicanos received the right of first refusal in the event the SMM trust were to sell the Repsol shares, and second, Petróleos Mexicanos received the voting rights associated with the Repsol shares until the earlier of the date the shares were sold by SMM trust or November 14, 1999.

        In 1996, Petróleos Mexicanos renewed for an additional 36 months the transaction with J.P. Morgan and restructured such to a call-spread swap, with amount payable at termination by J.P. Morgan of not less than U.S. $31.12 dollars per share nor greater than U.S. $46.48 dollars per share.

        In 1999, PEMEX renewed the call-spread swap for one additional year. In April 1999, Repsol declared a three-to-one stock split; consequently, the number of shares in the swap became 44,985,000 and the floor and ceiling prices were U.S.$ 10.374 dollars and U.S.$ 15.492 dollars, respectively.

        In July 1999, PEMEX purchased shares of Repsol-YPF, S.A. to maintain its equity interest in Repsol at approximately 5%, after Repsol's stock capitalization to finance the purchase of Yacimientos Petrolíferos Fiscales, S.A.

        In December 1999, the collar component of the call spread swap with J.P. Morgan was settled. This enabled PEMEX not to limit potential gains. The resulting structure is that of an asset swap. The realized cost of termination of the collar component was Ps. 2,666,173, with Ps. 1,058,504 being paid in 1999 and Ps. 1,607,669 being paid in early 2000; the full expense related to collar termination cost was recorded in 1999.

        In January 2000, a PEMEX subsidiary sold 13,679,704 shares of Repsol-YPF purchased in July 1999 for U.S.$ 21.31025 dollars per share. Simultaneously, PEMEX contracted a three-year swap with Chase Manhattan International Limited for a notional amount of U.S.$ 292,000 and the same number of shares. This was done to maintain the corporate and economic rights of the shares in exchange for a financial return.

        In March 2000, the J.P. Morgan swap for a notional amount of U.S.$ 467,000 was rolled over, with maturities of one, two and three years. As a result of the restructuring of the transactions, the swap rollover was made with 26,427,781 shares, with 18,557,219 shares becoming the property of PEMEX.

11. Reserve for retirement payments, pensions and seniority premiums

        PEMEX has labor obligations for seniority premiums and pensions, according to regulations established by the Ley Federal del Trabajo (the "Federal Labor Law"), and provisions in the individual and collective labor contracts. This compensation is only payable after the worker or employee has worked a certain number of years. Benefits are based on the employee's compensation as of his retirement date, as well as years of service. PEMEX has established a reserve for retirement and seniority premium benefits, determined by independent actuaries. The reserve is calculated by the projected unit-credit method.

        The net cost of the plan recorded in the consolidated statements of operations amounted to Ps.29,901,504, Ps.25,022,850 and Ps.18,208,805 in 2000, 1999 and 1998, respectively. The amount of benefits projected for pensions and seniority premiums, determined by independent actuaries, is as follows:

	2000		1999
Obligation for current benefits	Ps.	147,537,355	Ps.	115,215,679
Additional amount for projected benefits		44,146,568		38,993,421

Obligation for projected benefits		191,683,923		154,209,100
Less:
Plan assets (trust funds)		9,330,702		11,933,446

		182,353,221		142,275,654
Transition liability to be amortized over 7 years, retirement payments, seniority premiums, and other effects of the actuarial computation		97,984,838		84,305,509

Net projected liability		84,368,383		57,970,145
Additional liability derived from the excess of obligation for current benefits over net projected liability		54,133,613		45,704,685

Accumulated obligation	Ps.	138,501,996	Ps.	103,674,830

12. Equity

        On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 (U.S. $7,577,000) and was authorized by the Board of Directors of Petróleos Mexicanos (the "Board of Directors"). The capitalization agreement between Petróleos Mexicanos and the Mexican Government stipulates that the Certificates of Contribution "A" constitute permanent capital.

        As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guarantee dividend (rendimiento mínimo garantizado) to the Mexican Government, equal to the debt service for the capitalized debt. The minimum guaranteed dividend consists of the payment of principal and interest in the same terms and conditions as those originally agreed upon with international creditors until the year 2006, at the exchange rates in effect as of the date payments are made. Such payments must be approved annually by the Board of Directors.

        In December 1997, the Board of Directors and the Mexican Government agreed to an equity reduction of the Certificates of Contribution "A" in exchange for a cash payment to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). Petróleos Mexicanos and the Ministry of Finance and Public Credit have agreed upon a corresponding reduction in the future payments of the minimum guarantee dividend.

        During 2000, Petróleos Mexicanos paid Ps. 5,563,799 (Ps. 5,137,889 during 1999) to the Mexican Government in advance payments on account of the minimum guaranteed dividend. These payments will be applied to the final amount that the Board of Directors approves as total annual results.

        On October 31, 1998, PEMEX liquidated its investment in the shares of Distribuidora de Gas Natural del Estado de México, S.A. de C.V., and recorded a gain in other revenues of Ps. 406,677. PEMEX also recorded in the 1998 operating results, dividends of Ps. 372,840 received during the year from that company. All proceeds obtained from these operations were deposited in the Federal Treasury, through a dividend in the favor of the Mexican Government, approved by the Board of Directors on August 3, 1999.

        On January 31, 1999, PEMEX liquidated its investment in the shares of Distribuidora de Gas de Querétaro, S.A. de C.V., and recorded a gain of Ps. 231,074 in the 1999 operating results. The proceeds obtained from that operation were deposited in the Federal Treasury, through a dividend in the favor of the Mexican Government, approved by the Board of Directors on May 9, 2000.

13. Foreign currency position

        PEMEX has the following assets and liabilities denominated in foreign currencies which are stated in Mexican pesos at the exchange rate prevailing at December 31, 2000 and 1999:

	Amount in foreign currency (Thousands)
	Assets	Liabilities	Long (short) position	Exchange rate	Long (Short) position
2000:
U.S. dollars	4,297,065	14,044,116	(9,747,051)	9.5722	Ps.	(93,300,722)

Japanese yen	12	127,244,317	(127,244,305)	0.0834		(10,612,175)

Deutsche marks	—	10,924	(10,924)	4.5525		(49,732)

Italian lire	22,101	1,300,000,184	(1,299,978,083)	0.0046		(5,979,899)

Pounds sterling	—	127,075	(127,075)	14.2836		(1,815,088)

Austrian schillings	1	506,089	(506,088)	0.6471		(327,490)

Swiss francs	—	1,056	(1,056)	5.9037		(6,234)

French francs	—	4,943	(4,943)	1.3574		(6,710)

Dutch guilders	—	—	—	—		—

Euros	—	675,000	(675,000)	8.9041		(6,010,268)

Belgium francs	—	173,814	(173,814)	0.2207		(38,361)

Other currencies	various	various	various	various		18,078

Net short position, before foreign-currency hedging (Note 10)					Ps.	(118,128,601)

1999:
U.S. dollars	4,368,277	11,426,361	(7,058,084)	9.5143	Ps.	(67,152,729)

Japanese yen	947,753	96,799,780	(95,852,027)	0.0931		(8,923,824)

Deutsche marks	—	12,753	(12,753)	4.8776		(62,204)

Italian lire	20,414	1,300,000,000	(1,299,979,586)	0.0049		(6,369,900)

Pounds sterling	51,906	127,062	(75,156)	15.3789		(1,155,817)

Austrian schillings	—	506,100	(506,100)	0.6933		(350,879)

Swiss francs	—	1,241	(1,241)	5.9472		(7,380)

French francs	—	5,068	(5,068)	1.4544		(7,371)

Dutch guilders	782,329	—	782,329	4.3290		3,386,702

Euros	—	175,000	(175,000)	9.5400		(1,669,500)

Other currencies	various	various	various	various		(4,046)

Net short position, before foreign-currency hedging (Note 10)					Ps.	(82,316,948)

14. Effects of inflation on the financial information

        The following table reflects the approximate effects of inflation on PEMEX's financial information in accordance with Bulletin B-10 (Amounts as calculated under Bulletin B-10 columns), except that the concept of fair value has not been included (Note 2.b) see subsequent discussion in this Note. The Basic financial statements column is prepared in accordance with NIF-06-BIS "A" section A.

Effect on Balance sheets
	2000				1999
	Basic financial statements		Amounts as calculated under Bulletin B-10
Equity:
Certificates of Contribution "A"	Ps.	10,222,463	Ps.	10,222,463	Ps.	10,222,463
Specific oil-field exploration and depletion reserve		12,691,475		12,691,475		10,449,482
Revaluation surplus		174,054,170		—		—
Retained (losses) earnings:
Prior years		(26,652,344)		(24,483,734)		(5,384,543)
Current year		(19,710,392)		(15,220,269)		(13,730,228)
Restatement of equity		—		627,462,574		577,639,210
Deficiency from the restatement of equity:
Loss on accumulated monetary Position		—		(74,305,937)		(68,196,048)
Equity monetary result		—		8,425,248		7,732,473
Accumulated deficit from holding non-monetary assets		—		(394,186,448)		(357,263,892)

	Ps.	150,605,372	Ps.	150,605,372	Ps.	161,468,917

Effect on statements of operations
	2000		1999		1998
Comprehensive cost of financing:
Interest expense and exchange loss capitalized in fixed assets	Ps.	(4,052,872)	Ps.	(5,119,428)	Ps.	(20,410,341)
Monetary position gain, Net		8,542,995		12,545,971		19,180,852

	Ps.	4,490,123	Ps.	7,426,543	Ps.	(1,229,489)

        The above table was prepared using the following procedures and assumptions:

  a)
  Exchange differences arising from the impact of foreign currency fluctuations on the foreign currency denominated debt and interest capitalized as part of fixed assets under NIF-06-BIS "A" section A are, because of the restatement, charged to operations for the year under Bulletin B-10. The aforementioned items are part of the Comprehensive cost of financing.

  b)
  The gain from monetary position represents the effect that inflation has produced on monetary assets and liabilities. Holding these assets produces a loss; holding such liabilities produces a gain.

    The initial accumulated result upon implementation of Bulletin B-10 arising from the restatement is presented in equity. The result for the year is applied to the Comprehensive cost of financing, which includes interest expense and exchange losses.

  c)
  The Certificates of Contribution "A" have been restated by applying the factor derived from the NCPI Index to the contributions based on the year in which they were made, in order to present them in terms of the same purchasing power. The same procedure was applied to the equity reserves and retained earnings. The figure for these items is presented under the caption Restatement of equity.

  d)
  The deficit or surplus from holding non-monetary assets represents the difference achieved by comparing these asset balances, restated as discussed in Note 2b), to the result from applying NCPI indexes to such non-monetary assets.

        There is evidence that the restated amounts of some of the assets might exceed their "fair value," fair value being defined as the amount of the net cash flows that are reasonably expected to be received from the use of such assets. The approximate amounts of that overstatement at December 31, 2000 and 1999, are estimated at Ps. 30,407,300 and Ps. 22,751,500, respectively; these amounts have not been deducted from the restated amount of the assets, as required by Bulletin B-10. As stated in Note 2b), NIF-06-BIS "A" section A does not consider the concept of fair value.

        The consolidated balance sheets as of December 31, 2000 and 1999 are stated in pesos with purchasing power restated as of those dates and the related consolidated statements of operations are stated in pesos reflecting average purchasing power for those years. The consolidated balance sheets are prepared under a NIF-06-BIS "A" section A basis, (see Note 2b)).

15.  Commitments and contingencies

I.
PEMEX is involved in various lawsuits from dismissed personnel, which in the event resolved in favor of the dismissed personnel, would result in a charge to operations in the year in which payment is made.

II.
PEMEX is subject to the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecology and Protection of the Environment or the Environmental Law). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (The Federal Attorney of Environmental Protection or PROFEPA) to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

  PEMEX has recorded obligations for environmental remedy as of December 31, 2000 and 1999 of Ps. 2,837,758 and Ps. 2,528,791, respectively. These liabilities are included in the "Reserve for sundry creditors and others."

III.
As of December 31, 2000 and 1999 PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 68,972,196 and Ps. 68,076,764, respectively. These contracts are for the development of PIDIREGAS and, therefore, subject to standards required in NIF-09-A (see Note 2d).

IV.
PEMEX has entered into turnkey contracts with various contractors for the exploration and developmental drilling of oil wells. As of December 31, 2000, PEMEX has not such commitments outstanding as compared to December 31, 1999, when PEMEX had commitments for these contracts amounting to approximately Ps. 991,768.

V.
Pemex-Exploration and Production is presently involved in a legal claim with a service provider for damages in the amount of U.S. $104,600 and U.S.$ 20,000 plus Ps. 62,400, relative to compensation for services contracted. The legal advisors of Pemex-Exploration and Production believe that the final resolution of this conflict will be favorable to Pemex-Exploration and Production, for this reason, the financial statements at December 31, 2000 and 1999 do not include any provision relative to the claim.

VI.
A trust agreement has been formed between PEMEX as beneficiary, Distribuidora de Gas de Querétaro, S.A. de C.V.; DGN de la Laguna Durango, S. de R.L. de C.V.; DGN de Chihuahua, S. de R.L. de C.V.; Repsol México, S.A. of C.V. (now Gas Natural de México, S.A. de C.V.); Gas Natural del Río Pánuco, S. de R.L. de C.V.; Tamauligas, S.A. de C.V.; NATGASMEX, S.A. de C.V.; Consorcio Mexigas, S.A. de C.V.; Comercializadora Metrogas, S.A. de C.V. (formerly DIGANAMEX, S.A. de C.V.) and Distribuidora de Gas Natural de Jalisco, S.A. de C.V., as trustees, and the Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services, S.N.C.) as trust administrator. Pursuant to this agreement, PEMEX is obligated to transfer the right to the use of assets associated with natural gas distribution from PEMEX to the trustees and, in return, the trustees are obligated to deposit in the trust a payment for the right of use of the transferred assets. This payment was Ps. 332,799, Ps. 250,179 and Ps. 193,490, at December 31, 2000, 1999 and 1998, respectively. The trust administrator is obligated to transfer the ownership of the assets to the trustees once the title and control of the assets has been formalized and properly accredited into the name of the trustees.

VII.
PEMEX, through its subsidiaries P.M.I. and P.M.I. Norteamérica S.A. de C.V. has executed several long-term purchase and sale contracts for Maya crude oil with various refineries. These contracts oblige the buyers to construct conversion units (coking/catalyst conversion units) that permit the optimization of yields from the refining process of Maya crude oil. PMI, in its role, principally has the obligation to assign Maya crude oil once the new investments have been completed.

        The contracts which have been signed to date include:

  (i)
  Clark Refining and Marketing, signed on March 10, 1998 a contract for delivery of Maya crude oil to its refinery in Port Arthur, Texas, U.S.A. The contract is for approximately 158,000 barrels per day of Maya crude oil to be delivered for a period of seven years; such delivery beginning with the end of the investment project, which occurred in April 2001.

  (ii)
  Coastal Aruba Refining Company N.V., signed on July 30, 1998 a contract for delivery of crude oil to its refinery in Lagoweg, Aruba. The contract is for approximately 100,000 barrels per day of Maya crude oil to be delivered for a period of five years; such delivery beginning with the end of the investment project, which occurred in April 2000.

  (iii)
  Exxon Company U.S.A., signed on September 25, 1998 a contract for delivery of Maya crude oil to its refinery in Baytown, Texas, U.S.A. The contract is for approximately 65,000 barrels per day of Maya crude oil to be delivered for a period of five years; such delivery beginning with the end of the investment project, which occurred in December 2001.

  (iv)
  Pecten Trading, which is a trading subsidiary of Shell Oil Company, signed on May 5, 1999, and an agreement with P.M.I. Norteamérica, S.A de C.V., signed on the same date, to supply the Deer Park refinery joint venture with a total of approximately 50,000 barrels per day of Maya crude oil following project completion, which occurred in April 2001 and up to 200,000 barrels per day thereafter.

  (v)
  Marathon Ashland Petroleum LLC, signed on May 19, 1999, to supply its Garyville, Louisiana refinery with approximately 90,000 barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001.

VIII.
At December 31, 2000, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of Ps. 1,366,928. At December 31, 2000 and 1999, PEMEX has accrued

  Ps. 368,873 and Ps. 260,996, respectively, related to this contingency; the final outcome of such suits is unknown.

IX.
In the usual course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable. PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits for which PEMEX has not made accruals.

X.
PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At December 31, 2000 and 1999, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 25,525,000 and Ps. 25,417,000, respectively. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant from the supplier for Ps. 8,681,000.

XI.
PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S.$ 79,276, equal to Ps. 758,848. Based on an analysis of the documentation presented by the supplier, PEMEX recognizes an indebtedness of U.S.$ 4,576, equal to Ps. 47,799. In addition, PEMEX will file suit against the supplier for U.S.$ 4,949, equal to Ps. 47,375 for unsatisfactory work. At the present time, documentary evidence is now in the process of being presented to the court.

XII.
As discussed in Note 10, a PEMEX Subsidiary sold 13,679,704 shares of Repsol YPF and simultaneously contracted an equity swap on such shares with Chase Manhattan International Limited. The agreement with Chase Manhattan International contains a mandatory re-purchase clause for the shares. The repurchase commitment is for U.S. $292,000.

16.  Subsidy

        In 2000 and 1999, the official sale price of liquid petroleum gas (LPG) was controlled, and PEMEX could not recoup from the consumer the true economic cost (in terms of price and exchange rate) of the importation of such gas. In 2000 and 1999, the difference between official sale price and economic cost resulted in a loss of Ps. 5,098,000 and Ps. 3,437,000, respectively, to PEMEX from the sales of LPG.

17.  Hydrocarbon reserves (unaudited)

        In accordance with the Political Constitution of the United Mexican States and the Organic Law, all reserves of petroleum and other hydrocarbons in Mexico are the property of the nation. Furthermore, as mandated by the Organic Law, PEMEX has the exclusive right to extract and exploit the resources. Mexico's proved reserves of hydrocarbons were 25,071 million barrels of oil equivalent at December 31, 1999 and 23,525 million barrels of oil equivalent at December 31, 2000. As previously indicated, reserves have been adjusted by revisions, increases and developments and have been decreased by the production for the year.

18.  Differences between Mexican GAAP and U. S. GAAP

        A summary of the significant differences between accounting principles followed by PEMEX and its Subsidiary Companies and generally accepted accounting principles in the United States (U.S. GAAP) is presented below.

        The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and, as to the recognition of inflation, in accordance with NIF-06-BIS "A" section A applicable to public-sector entities, which differs in certain significant respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

I. Differences in measurement methods:

        The principal differences between Mexican GAAP and U.S. GAAP are disclosed below. (Loss) income represents pre-tax income, because PEMEX is not subject to Mexican income taxes, and is reconciled as follows:

	2000		1999		1998
	As Restated		As Restated		As Restated
Loss for the year reported under Mexican GAAP	Ps.	(19,710,392)	Ps.	(21,156,771)	Ps.	(11,587,990)

U.S. GAAP adjustments:
Exploration and drilling costs(a)		6,332,059		5,352,299		4,248,150
Pensions and seniority premiums(c)		(203,877)		(10,742)		(55,394)
Post retirement benefits(c)		(5,777,295)		(5,067,595)		(3,957,674)
Accrued vacation(d)		(83,096)		(171,957)		(40,870)
Fixed asset depreciation(f)		10,364,367		9,501,544		4,298,678
Foreign currency exchange losses(g)		(139,692)		—		(19,793,121)
Capitalization of interest(h)		471,555		748,164		1,295,713
Accounting for derivatives(j)		(11,005)		(11,776)		(13,618)
Sale of shares of Repsol(k)		(118,742)		—		—
Sale of air transport assets(l)		—		34,097		68,194
Fixed asset impairment(n)		(3,236,480)		(3,928,205)		(1,831,482)
Profit in inventory(r)		(518,791)		—		—
Depreciation convention(s)		(1,443,270)		—		—

Total U.S. GAAP adjustments, net		5,635,733		6,445,829		(15,781,424)

Loss for the year under U.S. GAAP	Ps.	(14,074,659)	Ps.	(14,710,942)	Ps.	(27,369,414)

Loss for the year under U.S. GAAP	Ps.	(14,074,659)	Ps.	(14,710,942)	Ps.	(27,369,414)
Other comprehensive (loss) income:
Unrealized (losses) gains on securities		(3,922,094)		3,487,966		1,716,032

Other comprehensive (loss) income:		(3,922,094)		3,487,966		1,716,032
Comprehensive loss	Ps.	(17,996,753)	Ps.	(11,222,976)	Ps.	(25,653,382)

Accumulated other comprehensive income	Ps.	5,086,274	Ps.	9,008,368	Ps.	5,520,402

	2000 As Restated		1999 As Restated
Equity is reconciled as follows:
Equity under Mexican GAAP	Ps.	150,605,372	Ps.	161,468,917
U. S. GAAP adjustments:
Exploration and drilling costs(a)		10,401,750		9,006,402
Fixed assets—units-of-production accumulated amortization(b)		(1,756,225)		(1,756,225)
Pensions and seniority premiums(c)		(3,245,201)		(3,041,324)
Post retirement benefits(c)		(19,555,116)		(13,777,821)
Accrued vacation(d)		(401,351)		(318,255)
Inflation accounting—fixed assets valuation(e)		(102,841,242)		(90,798,733)
Fixed assets—accumulated depreciation(f)		33,733,786		23,369,419
Fixed assets—foreign currency exchange losses(g)		(64,507,568)		(64,367,876)
Fixed assets—capitalization of interest(h)		(3,730,078)		(4,201,633)
Accounting for derivatives(j)		—		(524)
Sale of shares of Repsol(k)		(361,150)		(242,408)
Advanced payments on minimum guaranteed dividend(m)		(5,563,799)		(5,137,889)
Fixed assets-impairment(n)		(16,502,466)		(13,265,986)
Accounting for investment securities(o)		5,086,274		9,008,368
Profit in inventory(r)		(518,791)		—
Depreciation convention(s)		(1,443,270)		—

Total U. S. GAAP adjustments, net		(171,204,447)		(155,524,485)

Equity under U. S. GAAP	Ps.	(20,599,075)	Ps.	5,944,432

        Explanation of reconciling items:

(a)
Exploration and drilling costs

        As discussed in Notes 2 e) and 2 f), under Mexican GAAP, exploration and drilling costs are charged to the equity reserve for exploration and depletion of oil fields. Exploration and drilling costs related to successful oil wells are credited to the equity reserve and recorded as fixed assets. Cost of sales is recognized by recording a per-crude oil barrel quota charge in the statement of operations and recording a credit to the equity reserve. The equity reserve may be increased by a charge to operations.

        Under U.S. GAAP, costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are charged to expense if proved reserves are not found. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells are capitalized. The capitalized costs of wells and related equipment are amortized on a units-of-production (UOP) basis, as the related oil and gas reserves are extracted; costs of unproved properties are assessed periodically and a loss is recognized if the properties are impaired (See also Note 18 I (n)). PEMEX has accordingly adjusted operations and equity to reflect the impact of U.S. GAAP on exploration and drilling costs; i.e., The Mexican GAAP operations charge related to the cost per barrel has been reversed, the equity account related to the specific oil field exploration and drilling reserve has been reversed to zero, and costs related to properties in exploration and development phase have been capitalized in accordance with U.S. GAAP.

(b)
Units-of-production amortization

        In 1998, PEMEX switched to the UOP method of amortization for its well and platform assets. In 1997, for Mexican GAAP purposes, PEMEX amortized its well and platform assets using the straight line method. Thus, in 1997 an adjustment was necessary for U.S. GAAP purposes to account for such assets under the UOP method. For the year ended December 31, 1997, the units of production method generated Ps.1,283,618 more in amortization expense than the straight line method and PEMEX has accordingly adjusted operations and equity for such effect. The effect of this change in accounting principle is immaterial to the consolidated financial statements. PEMEX has accounted for the UOP conversion on a prospective basis only and no cumulative catch up adjustment was made for purposes of Mexican GAAP.

        At December 31, 2000, 1999, and 1998 all reserves presented in the notes to the consolidated financial statements meet the definition of proved reserves under Rule 4-10(a) of Regulation S-X and all UOP calculations are made using these bases.

(c)
Pensions, seniority premiums and other post-retirement benefits

        Bulletin D-3 was issued in 1992 by the IMCP. It establishes the procedures for measuring the expenses and liabilities for pension plans and seniority premiums. The primary differences between PEMEX's application of Bulletin D-3 and Statement of Financial Accounting Standards (SFAS) No. 87 "Employers Accounting for Pensions" relate to actuarial assumptions and implementation dates. PEMEX adopted SFAS No. 87 effective January 1, 1989 and recorded a transition obligation on adoption which is being amortized over 15 years.

        Under U.S. GAAP, PEMEX follows the guidelines of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," in accounting for health service and other supplemental payments provided to retirees. SFAS No. 106 requires the accrual of the expected cost of providing such benefits to employees during the years that the employees render service. Under Mexican GAAP, PEMEX accounts for supplemental payments under its Bulletin D-3 calculations. PEMEX, however, accounts for other health service benefits on a pay-as-you-go basis under Mexican GAAP.

        PEMEX implemented SFAS 132 effective January 1, 1998. This statement expanded disclosures to be made relative to pensions and other post-retirement benefit obligations, but did not have a material impact on calculations made under SFAS 87 or SFAS 106.

(d)
Accrued vacation

        Under Mexican GAAP, vacation expense is recognized when taken rather than in the period earned by the employee, which is required under U.S. GAAP.

(e)
Inflation accounting

        U.S. GAAP does not require the recognition of the effects of inflation on the consolidated financial statements. As mentioned in Note 2 b), PEMEX's consolidated financial statements recognize the effects of inflation according to NIF-06-BIS "A" section A, which requires that non-monetary assets, including inventories of materials and supplies and fixed assets be restated to their net realizable value through appraisals made by independent appraisers or by using the specific price index (SPI); the difference is recorded as a revaluation surplus.

        Since NIF-06-BIS "A" section A is not deemed to be a comprehensive method of accounting for inflation (as discussed in Note 14), PEMEX has eliminated, retroactively to 1992, the effect of revaluation of fixed assets, inventories and costs of sales from the reconciliation of operations and equity. PEMEX has not adjusted the depreciation effect of fixed asset revaluations prior to 1992 under NIF-06-BIS "A" section A for the reconciliation of operations and equity. For U.S. GAAP purposes, the 1992 balances became the historical basis of the fixed assets under an accommodation granted by the U.S. Securities and Exchange Commission.

(f)
Fixed assets—depreciation

        Under Mexican GAAP, PEMEX depreciates the book value of its fixed assets; such book value includes amounts capitalized for foreign exchange losses and restatements for inflation. For U.S. GAAP purposes, PEMEX has reversed the depreciation expense attributable to restatements for inflation and foreign exchange losses which are included in the basis of fixed assets.

(g)
Fixed assets—foreign currency exchange losses

        Under Mexican GAAP, exchange losses arising from debt are capitalized as part of fixed assets; the net amount of the remaining net exchange differences is reflected in the statement of operations, debited to costs and operating expenses or credited to revenues.

        To conform with U.S. GAAP, all exchange gains or losses have been recognized in results of operations for 2000, 1999 and 1998 in the reconciliation of operations and equity. In addition, under U.S. GAAP, foreign currency transaction gains or losses would be reported as non-operating income or expenses. As further explained in Note 5(c), there were no foreign currency exchange losses capitalized in 1999, primarily as a result of a strong peso, and therefore, no adjustment has been accorded to the reconciliation for 1999.

(h)
Fixed assets—capitalization of interest

        Under Mexican GAAP, interest is capitalized to property, plant and equipment based upon total interest cost incurred on loans identified with construction projects, whether or not amounts borrowed have been spent on such projects.

        Under U.S. GAAP, interest is capitalized based upon total interest incurred in proportion to additions to construction in progress. PEMEX has accordingly adjusted operations and equity to reflect the U.S. GAAP requirements for capitalizing interest. The adjustment for capitalized interest is presented net of the effects of depreciation related to amounts previously capitalized for such assets.

        Interest costs for the years ended December 31, 2000, 1999 and 1998, for Mexican GAAP and U.S. GAAP purposes were allocated as follows:

	2000		1999		1998
Under Mexican GAAP:
Interest capitalized in fixed assets	Ps.	3,913,180	Ps.	5,119,428	Ps.	3,329,393
Interest in the specific oil-field exploration and depletion reserve		814,739		864,553		803,361
Interest expense		15,618,066		9,846,918		6,568,022

Total interest cost	Ps.	20,345,985	Ps.	15,830,899	Ps.	10,700,776

Under U.S. GAAP:
Interest capitalized in fixed assets	Ps.	4,273,611	Ps.	5,713,187	Ps.	4,412,094
Interest expense		16,072,374		10,117,712		6,288,682

Total interest cost	Ps.	20,345,985	Ps.	15,830,899	Ps.	10,700,776

(i)
Environmental matters

        PEMEX has an internal structure to identify and quantify restoration costs. This internal structure identifies affected areas on a site by site basis through periodic reports received from field managers and outlines the manner in which extent of contamination is to be assessed and contained. PEMEX accrues liabilities related to remediation liabilities when such are known and reasonably estimable, generally defined as the point in which an initial study reveals the presence of contamination and a reasonable estimate of the size of the affected area and related remediation costs can be determined.

        Since 1994, under the direction of the Mexican Government, PEMEX has contracted with external engineers for the performance of operational audits which included environmental assessments of the sites being audited. These assessments include cost estimates for remedying any shortfall in compliance with Mexican environmental laws. Such remedies can include improving the operating efficiency of plants, cleaning up contaminated land and water, and investing in capital expenditures to minimize the effect of PEMEX's operations on the environment. Through December 31, 2000, 373 operational audits have been completed and have been sent to the Mexican Government for approval. After approval by the Mexican Government, PEMEX reviews the audits and determines which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. In addition, PEMEX recalculates the estimated cost of environmental cleanups using domestic labor rates instead of the higher international labor rates used by the engineers in calculating such costs. Having completed such an analysis, PEMEX adjusts the estimated costs to bring the plant into compliance with Environmental Law and then negotiates an agreement with the Mexican Government stipulating the terms, amounts to be expended and the steps to be taken to bring the site into compliance with Environmental Law.

        For U.S. GAAP purposes, environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded on an undiscounted basis when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

        Under U.S. GAAP and Mexican GAAP, PEMEX has established accruals for restoration and removal costs identified in their operational audits. On the basis of its internal evaluation of the environmental findings in the operational audits and ongoing negotiations with the Mexican Government regarding the resolution of such findings, PEMEX recorded liabilities because when remedial efforts are probable and the amounts can be reasonably estimated. The amount and timing of such expenditures are subject to further negotiations with the Mexican Government.

        During 2000 and 1999, PEMEX invested Ps. 2,711,000 and Ps. 1,873,000, respectively, in various environmental projects. PEMEX has budgeted approximately Ps. 3,349,000 for environmental projects in 2001. The most important of these projects have been directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conduct of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas. Currently, PEMEX is developing (Procedimiento para la Determinación de Gastos Asociados a las Actividades de Seguridad Industrial y Protección Ambiental) a procedure to determine the costs and expenses related to the activities associated with integral safety and environmental management.

        Management of PEMEX believes that its operations are in substantial compliance with Environmental Law as such law has been historically interpreted and enforced.

        PEMEX has contracted insurance policies to cover the cost of environmental contingencies. The accruals for U.S. and Mexican GAAP purposes are not reflected net of any amounts forthcoming under such policies.

(j)
Accounting for derivatives

        Written instruments:    Under Mexican GAAP, PEMEX records income on its written options as the premiums are collected. Gains and losses on written options are recognized on a cash basis on each contractual payment date (see also Note 10). Under U.S. GAAP, PEMEX records option premiums as deferred income when received and amortizes the deferred income in relation to the market value of the option with gains and losses recorded in current operations.

        Purchased instruments:    Under Mexican GAAP, the cost of premiums on purchased options are expensed when paid. Gains and losses on purchased options are recognized on a cash basis on each contractual payment date. Under U.S. GAAP, the premiums paid for interest rate options and cap agreements purchased are amortized to interest expense over the terms of the agreements. In addition, purchased options which are non-hedging instruments are marked to market with gains and losses recorded in current operations. Amounts receivable or payable under purchased instruments are recognized as an adjustment to interest expense.

(k)
Sale of shares of Repsol

        Under Mexican GAAP and as discussed in Note 10, PEMEX recorded a Ps. 118,742 gain in 2000 and a Ps. 242,408 gain in prior years on the transfer of its Repsol shares to Chase and J.P. Morgan trusts. For U.S. GAAP purposes, the transfer of the shares does not meet the criteria for sale recognition and accordingly, the gain was reversed and the transfer of the shares treated as a financing transaction.

(l)
Sale of air transport assets

        Under Mexican GAAP, during 1994, PEMEX recorded a gain of Ps. 340,969 on the sale of its air transport division to a newly created company, Servicios Aéreos Especializados Mexicanos, S.A. (SAEMSA), in exchange for a 49% ownership interest in such company plus other consideration of Ps. 291,103. Under Mexican GAAP, the gain was calculated by including the imputed fair value of the 49% interest in SAEMSA which was received by PEMEX as part of the sale proceeds. Under the sale agreement, PEMEX will continue to have more than a minor use of the property through a leaseback. For U.S. GAAP purposes, this transaction is treated as a sale-leaseback, accordingly, the realized gain was deferred, and will be amortized into income over the term of the lease. The amortization of the deferred gain during 1999 and 1998 amounted to Ps.34,097, and Ps. 68,194, respectively. At December 31, 1999, the deferred gain related to this transaction was fully amortized to income.

(m)
Advance payments on minimum guarantee dividend

        Under Mexican GAAP, advance payments on the minimum guarantee dividend owed to the Mexican Government, derived from the capitalization of debt as described in Note 12, are recorded as an account receivable which is reserved against retained earnings upon formalization of the amount by the Board of Directors of Petróleos Mexicanos.

        Under U.S. GAAP, such balances are considered as a reduction in equity. PEMEX has accordingly adjusted equity to reflect such U.S. GAAP reduction in equity.

        The effective rate used to calculate the minimum guaranteed dividend is LIBOR plus 0.8125% (which was in a range from 7.1820% to 7.8055% and from 5.9404% to 6.4740% for 2000 and 1999, respectively).

        In connection with the reduction of the Certificates of Contribution "A" described in Note 12, Petróleos Mexicanos and the Mexican Government agreed to modify the schedule of the minimum guaranteed dividend payments for future years commencing in 1998.

        The scheduled maturities on the original principal amount of the capitalized debt over the next five years is as follows:

Year
2001	U.S. $	—
2002		873,848
2003		873,848
2004		873,848
2005		873,848
Thereafter		873,848

	U.S. $	4,369,240

(n)
Fixed asset impairment

        For U.S. GAAP purposes, effective January 1, 1996, PEMEX adopted SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No.121 provides criteria for when and in what circumstances an impairment loss (write-down) should be recorded and the manner in which the write-down should be measured. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No.121, the impairment criteria is met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of related assets. The asset is written down to fair value, if available, or the present value of expected future cash flows. PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field basis.

        In determining the estimated future cash flows for impairment purposes for all periods presented, hydrocarbon duties based on sales to third parties have not been included in the net cash flow calculation. In accordance with the requirements of SFAS 121, management believes that the hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to its parent, and therefore are properly excluded from the net cash flow calculation.

        The impact of the adoption of SFAS No.121 was to reduce long-term assets with a corresponding charge to operations of Ps. 3,236,480, Ps. 3,928,205 and Ps.1,831,482, in 2000, 1999 and 1998, respectively. In 2000 the expense relates primarily to refining assets and petrochemical plants. In 1999 the expense relates primarily to exploration and production assets and secondary petrochemical plants, with an immaterial amount of impairment being related to gas and basic petrochemical assets. In 1998, the expense relates primarily to secondary petrochemical plants, with an immaterial amount of impairment being related to producing fields. Expected cash flows and fair values were estimated internally using PEMEX methodology and practices for valuing similar properties to be acquired or sold.

(o)
Accounting for investment securities

        In 1996, PEMEX adopted SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities" for U.S. GAAP purposes and has recorded the adjustment to equity as the cumulative effect of change in accounting principle. PEMEX has classified its investment securities as "Available-for-Sale" and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from operations and reported in other comprehensive income (loss). The fair value of the securities is determined by quoted market prices at December 31, 2000. At December 31, 1999 and 1998, PEMEX had a call spread swap in place. Thus, at December 31, 1999 and 1998 the fair value of the securities is determined by quoted market prices, or in the event that the quoted market price exceeds the maximum price receivable under the call spread, fair value is stated as the amount receivable in accordance with the call spread swap. (See discussion in Note 10). The cost and fair value of PEMEX's investments at December 31, 2000, 1999 and 1998 is as follows:

As Restated:

2000			1999			1998
Cost	Fair value	Unrealized Gain	Cost	Fair value	Unrealized Gain	Cost	Fair value	Unrealized Gain
Ps. 3,968,724	Ps. 9,054,998	Ps. 5,086,274	Ps. 3,968,724	Ps. 12,977,092	Ps. 9,008,368	Ps. 1,354,592	Ps. 6,874,994	Ps. 5,520,402

        Under Mexican GAAP, investment securities are carried at cost. The unrealized gain for U.S. GAAP purposes is largely explained by the appreciation of the underlying security price.

(p)
Special Tax on Production and Services (IEPS)

        Under Mexican GAAP, the IEPS is reflected as part of "Net domestic sales" when charged to customers and then deducted from "Income before hydrocarbon extraction duties, special tax on production and services and other."

        Under U.S. GAAP, this tax would have no net effect on revenues nor would it be deducted after "Income before hydrocarbon extraction duties, special tax on production and services and other", as both the amount charged to customers and the amount accrued as payable to the tax authorities would be reflected in revenues.

        As a result, under U.S. GAAP, revenues would have been less than those reflected under Mexican GAAP by Ps. 69,556,520, Ps. 88,349,243, and Ps. 65,854,312, for the years ended December 31, 2000, 1999 and 1998, respectively. Neither would those amounts have been deducted after "Income before hydrocarbon extraction duties, special tax on production and services and other."

(q)
Cash flow information

        Under Mexican GAAP, PEMEX presents statements of changes in financial position. In contrast with the statements of cash flows required by U.S. GAAP, PEMEX's statements of changes in financial position do not include certain information relating to the three major categories of sources and uses of funds: operating, financing and investing activities.

        Under U.S. GAAP, the following information would be disclosed separately in reconciling loss for the year to funds provided by operations: changes in hydrocarbon extraction duties, changes in allowances for doubtful accounts and slow-moving inventories, net exchange gains or losses and accrued interest income from affiliates. Additionally, under U.S. GAAP, borrowings and repayments of debt would be presented separately in arriving at funds from financing activities, and investments in and the proceeds from the sale of property, wells, plants and transportation equipment would be presented separately in arriving at funds from investment activities. In the statements of changes in financial position, PEMEX has disclosed information within the financing and investment categories on a net basis.

        The following table details the effects discussed above using Mexican GAAP measurement methods and U.S. GAAP presentation:

	2000		1999		1998
Cash flows from operating activities:
Loss for the year plus or less charges or credits not requiring the use of cash:
Following U.S. GAAP presentation	Ps.	44,966,205	Ps.	38,151,056	Ps.	30,747,490
Difference(1)		53,568		(1,202,856)		(90,408)

Under Mexican GAAP		45,019,773		36,948,200		30,657,082

Increase (decrease) in assets and liabilities:
Following U.S. GAAP presentation		(21,795,652)		(22,913,660)		(5,633,514)
Differences
Accounts receivable(3)		467,523		2,211,163		(2,706,454)
Inventory(1)		(159,791)		139,497		159,314
Sundry credits reserve(1)		563,594		239,037		(214,137)
Interest, net		392,771		1,156,428		(203,605)

Under Mexican GAAP		(20,531,555)		(19,167,535)		(8,598,396)

Following U.S. GAAP presentation		23,170,553		15,237,396		25,113,976
Differences		1,317,665		2,543,269		(3,055,290)

Under Mexican GAAP	Ps.	24,488,218	Ps.	17,780,665	Ps.	22,058,686

	2000		1999		1998
Cash flows from financing activities:
New long-term financing	Ps.	77,407,465	Ps.	68,091,176	Ps.	102,748,887
Financing payments		(52,835,673)		(64,101,015)		(99,402,928)
Dividends paid to the Mexican Government		(5,563,799)		(5,137,889)		(3,063,747)
Advance payment on guaranteed minimum dividends		(299,766)		189,257		(1,504,757)
Sale of future accounts receivable		8,675,835		26,702,250		16,598,488

Net increase in financing following U.S. GAAP presentation		27,384,062		25,743,779		15,375,943
Difference:
Foreign currency exchange (gain) loss		(461,029)		(3,652,678)		23,616,756
Interest accrued, not paid		392,771		1,156,428		(203,605)
Dividends paid to the Mexican Government(4)		425,910		2,074,142		(2,740,193)
Notes payable to contractors		15,599,161		1,799,315		—

Net increase in financing under Mexican GAAP	Ps.	43,340,875	Ps.	27,120,986	Ps.	36,048,901

Cash flows from investing activities:
Acquisition of fixed assets	Ps.	(60,633,593)	Ps.	(38,697,694)	Ps.	(43,935,548)
Disposal of fixed assets(2)		12,383,376		4,950,878		2,823,530

Net investment at cost in property, wells, plants and transportation equipment under U.S. GAAP		(48,250,217)		(33,746,816)		(41,112,018)
Capitalized exchange loss		(139,692)		—		(19,793,121)
Acquisitions not requiring cash		(15,599,161)		(1,799,315)		—

Net investment at cost in property, wells, plants and transportation equipment under Mexican GAAP (including capitalized exchange loss and interest)	Ps.	(63,989,070)	Ps.	(35,546,131)	Ps.	(60,905,139)

Supplemental cash flow information:
Cash payments for taxes	Ps.	288,474,111	Ps.	194,162,822	Ps.	154,773,209
Cash payments for interest, net of amount capitalized		19,953,214		14,405,871		10,275,216

(1)
The items that are excluded from the determination of cash flows under SFAS No. 95 are the provision for both doubtful accounts and obsolete inventories.

(2)
Disposal of fixed assets did not generate material cash flow.

(3)
The difference is due to the effects of the advanced payments on minimum guaranteed dividend and the foreign currency translation gain on accounts receivable.

(4)
The difference is because for Mexican GAAP purposes, the dividends to the Mexican Government are those approved by the Board of Directors of Petróleos Mexicanos in a given year whereas for U.S. GAAP purposes, such dividends are the amount paid in that year.

(r)
Profit in inventory

        Under Mexican GAAP, PEMEX values crude oil and derivatives for export at net realizable value. In contrast, U.S. GAAP requires that inventories not be valued above cost. For U.S. GAAP purposes, PEMEX has eliminated the effect of profit in inventory and has increased such amount to U.S. GAAP loss presented. For the years ending December 31, 1999 and 1998 this adjustment was immaterial to the U.S. GAAP reconciliation primarily due to reduced volumes of crude inventory at year-end 1999 and low year-end crude prices in 1998.

(s)
Depreciation convention

        Under Mexican GAAP, PEMEX begins to depreciate assets the year after which they are placed in service. In accordance with U.S. GAAP assets should be depreciated from the date placed in service or using a mid-year convention. For the year ended December 31, 2000, due to significant new PIDIREGAS projects financed through the Trust, an adjustment for depreciation has been added to the U.S. GAAP reconciliation. Additional U.S. GAAP depreciation at December 31, 1999 and 1998 related to PIDIREGAS projects was immaterial and thus not considered as an adjustment to the reconciliation as of those dates.

(t)
Restatement of U.S. GAAP

        PEMEX restated its U.S. GAAP reconciliation as of and for the three years ended December 31, 2000. The principal adjustments made to the reconciliation reflect the changes discussed below.

        Previously, certain derivative transactions related to Repsol were accounted for in the reconciliation. In the restated Mexican GAAP financial statements, these transactions have been recognized as accrued liabilities at year-end 1999, thus eliminating the difference in accounting between Mexican and U.S. GAAP. Further, the U.S. GAAP reconciliation for the years ended December 31, 1999 and 2000 has been revised to include cost basis adjustments for all Repsol shares held by PEMEX and subsidiary companies. The adjusted cost basis for Repsol shares includes corrections made to the number of shares held by PEMEX at year-end 1999 and corrections made to the amount presented as the historical cost of shares held within the Strategic Money Management Company B.V. at December 31, 2000 and 1999. PEMEX has in the past and will in the future continue to account for the Repsol shares as available for sale securities under SFAS 115.

        Accumulated equity amounts related to exploration and drilling costs for the years ended December 31, 2000, 1999, and 1998 have been restated to reflect accumulated capital charges arising in prior periods under U.S. GAAP respective to unsuccessful developmental wells. Under U.S. GAAP, amounts relating to the drilling of unsuccessful developmental wells are capitalized, whereas such amounts are expensed under Mexican GAAP. In previous periods, due to classification discrepancies, certain capital charges related to developmental wells had not been included as a U.S. GAAP versus Mexican GAAP equity difference. The accumulated equity amounts have also been revised to eliminate portions of the specific oil field exploration and drilling reserve accumulated under Mexican GAAP for future drilling costs and not fully reversed in prior periods for U.S. GAAP purposes. Furthermore, under Mexican GAAP and as explained in Notes 2(h) and 18 I (b), a predetermined cost per barrel is charged to cost of sales for each barrel of oil produced. Drilling and other exploration and development costs are then charged against the reserve, as incurred, for Mexican GAAP with any expenditures related to successful wells then being capitalized out of the reserve to an appropriate fixed asset account. For U.S. GAAP, the reserve is reversed, as are annual charges to cost of sales resulting from the accrual of such reserve, and the U.S. GAAP expense for exploration and drilling equals only the exploration and drilling costs related to unsuccessful exploratory wells. In all prior years, the income impact of the cost of sales charge related to the reserve was properly reversed; however, the effect of the reserve was not fully reversed in U.S. GAAP equity, as it was erroneously believed that there should be a difference in equity to the extent that cost per barrel charges in Mexican GAAP exceeded actual drilling expenditures and other exploration and production related expenditures for U.S. GAAP. Thus, the restatement is related to the fact that the reserve accrued for Mexican GAAP was not fully reversed out of U.S. GAAP equity.

        Adjustments have also been made to the reconciling line item related to accrued vacation. These adjustments were made to correct mathematical errors in the recognition of the reconciling item for annual accrued vacation charge.

        As explained in Note 2 (s) the Mexican GAAP financial statements have been restated to include an estimate for future dismantlement and abandonment obligations on an undiscounted current cost basis. This adjustment recognized for Mexican GAAP is also an adjustment for U.S. GAAP, and therefore has been considered in the U.S. GAAP reconciliation restatement tables.

        The following table presents the effects of the aforementioned adjustments on income (loss) for each of the three years ended December 31, 2000, under U.S. GAAP:

	2000		1999		1998
Income (loss) for the year, as previously reported—U.S.GAAP	Ps.	(12,707,801)	Ps.	(13,011,669)	Ps.	(25,872,924)
Adjustment recognized under Mexican and U.S. GAAP for dismantlement and abandonment		(1,200,666)		(1,321,233)		(1,448,875)
Adjustments related to accrued vacation		(166,192)		(378,040)		(47,615)

Income (loss) for the year as restated—U.S. GAAP	Ps.	(14,074,659)	Ps.	(14,710,942)	Ps.	(27,369,414)

        Notes to Table: The previously presented U.S. GAAP reconciliation included an item to recognize an additional accrued liability related to Repsol transactions, as this amount had not formerly been accrued in the Mexican GAAP financial statements. As the Repsol accrued liability has now been recognized in the restated financial statements, such a reconciling item is no longer necessary.

        The following table presents the effects of the aforementioned adjustments on comprehensive income (loss) for each of the three years ended December 31, 2000 under U.S. GAAP:

	2000		1999		1998
Comprehensive income (loss) for the year as previously reported—U.S. GAAP	Ps.	(19,865,845)	Ps.	(9,935,645)	Ps.	(24,156,892)
Adjustment recognized under Mexican and U.S. GAAP for dismantlement and abandonment		(1,200,666)		(1,321,233)		(1,448,875)
Adjustments related to Repsol collar and Repsol investment securities		3,235,950		411,942		—
Adjustments related to accrued vacation		(166,192)		(378,040)		(47,615)

Comprehensive income (loss) for the year as restated—U.S. GAAP	Ps.	(17,996,753)	Ps.	(11,222,976)	Ps.	(25,653,382)

        The following table presents the effects of the aforementioned adjustments on equity at each of the two years ended December 31, 2000 under U.S. GAAP:

	2000		1999
Equity at year end, as previously reported—U.S. GAAP	Ps.	(9,347,590)	Ps.	16,158,963
Adjustment recognized under Mexican and U.S. GAAP for dismantlement and abandonment		(8,998,997)		(7,798,331)

Adjustments related to Repsol collar and Repsol investment securities		5,678,557		411,942
Adjustments related to accrued vacation		(602,983)		(436,791)
Adjustments related to exploration and drilling costs		(7,328,062)		(2,391,351)

Equity for the year as restated—U.S. GAAP	Ps.	(20,599,075)	Ps.	5,944,432

II. Additional disclosure requirements:

(a)
Comprehensive income (loss) reporting

        As of January 1, 1998, PEMEX adopted Statement 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components; however, the adoption of Statement 130 had no impact on PEMEX's net loss or shareholders' equity. Statement 130 requires certain items, including unrealized gains or losses on PEMEX's investment securities, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income (loss). Prior year financial information has been provided to conform to the requirements of Statement 130.

(b)
Cash and cash equivalents

        Cash and cash equivalents include all cash balances and highly liquid instruments purchased with an original maturity of three months or less.

(c)
Pensions and seniority premiums and post-retirement benefits

        SFAS No. 87 is followed by PEMEX for the calculation of seniority premiums and pension expense under U.S. GAAP.

        The calculation of pension cost and benefit obligations under SFAS No. 87 requires considerable judgment with respect to choosing actuarial assumptions. Each significant assumption should reflect the best estimate of the plan's future experience solely with respect to that assumption. Assumed discount rates and compensation levels often have the greatest effect on pension cost and benefit obligations and are related because both are affected by some of the same economic factors. The discount rate should be based upon the current prices for settling the pension obligation, referred to as the "settlement rate." Assumed compensation levels should reflect the best estimate of actual future compensation levels for the individuals involved and be consistent with assumed discount rates to the extent that both incorporate expectations of the same future economic conditions, such as inflation.

        Applying these provisions of SFAS No. 87 in a historically inflationary environment such as Mexico creates unique problems which are complicated by economic events since December 1994. The opportunity for a company to settle a pension obligation at any particular point in time may not exist; long term financial instruments may not exist in Mexico as they do in the United States and volatile inflation rates may make it difficult to predict compensation progression.

        SFAS No. 87 does not include specific guidance under these conditions. PEMEX believes it is appropriate to use actuarial assumptions which include an estimate of long-term inflation (nominal rates). PEMEX has determined its discount rate and salary progression rate for SFAS No. 87 including a long-term inflation rate.

        An alternative approach to actuarial assumptions where benefits are indexed to inflation (which is not generally the case in Mexico) would be to eliminate the effect of inflation in the assumptions (i.e., use real rates). PEMEX believes that the effect on the U.S. GAAP reconciliation of net loss would not be materially different under this approach. However, the "accumulated benefit obligation" and the related minimum liability for pensions can be affected by the discount rate used. Under SFAS No. 87, the accumulated benefit obligation is the present value of expected future benefit payments based upon an employee's service to date without assuming any increase in the employee's compensation. If the accumulated benefit obligation were calculated using an assumed real discount rate of 4.6%, the accumulated benefit obligation calculated under SFAS No. 87 would be Ps. 135,589,764

        The components of net seniority premium and pension plan cost, calculated in accordance with SFAS No. 87, consist of the following:

	2000		1999		1998
Service cost: benefits earned during the year	Ps.	3,382,551	Ps.	2,931,948	Ps.	2,379,481
Interest cost on projected benefit obligation		15,427,141		12,180,626		9,378,341
Expected return on plan assets		(1,196,607)		(599,638)		(1,026,745)
Net amortization and deferral		2,989,946		2,409,896		1,899,369
Amortization of net transition obligation		1,122,160		1,122,160		1,122,160

Net cost under U.S. GAAP		21,725,191		18,044,992		13,752,606
Net cost under Mexican GAAP		21,521,314		18,034,250		13,697,212

Additional expense that would be recognized under U.S. GAAP	Ps.	203,877	Ps.	10,742	Ps.	55,394

        Actuarial assumptions used in the calculation of net seniority premium and pension plan cost under U.S. GAAP as of December 31 are:

	2000	1999	1998
Discount rate	12.00%	14.00%	14.00%
Rates of increase in compensation levels	8.00%	10.00%	10.00%
Expected long-term rate of return on assets	13.00%	15.00%	15.00%

        The combined seniority premium and pension plan liability as of December 31, 2000 and 1999 under SFAS No. 87 is as follows:

	2000		1999
Actuarial present value of benefit obligations:
Vested benefit obligation	Ps.	85,176,517	Ps.	70,481,754

Accumulated benefit obligation	Ps.	107,038,918	Ps.	83,316,433

Projected benefit obligation	Ps.	140,678,169	Ps.	112,840,555
Plan assets at fair value		9,330,702		11,933,446

Projected benefit obligation in excess of plan assets		131,347,467		100,907,109
Unrecognized net loss		(29,206,268)		(26,518,901)
Unrecognized transition obligation		(4,488,651)		(5,610,811)
Prior service cost		(29,949,677)		(21,437,453)

Accrued liability under U.S. GAAP		67,702,871		47,339,944
Accrued costs recognized in the consolidated balance sheet under Mexican GAAP		64,457,616		44,298,620

Net U.S. GAAP adjustment to seniority premium and pension plan liability	Ps.	3,245,255	Ps.	3,041,324

Additional minimum liability	Ps.	30,005,345	Ps.	24,043,043

        The plan's assets consist primarily of cash, investments, and an interest in a real estate joint venture.

        In accordance with the provisions of SFAS No. 87, PEMEX has reflected, for U.S. GAAP purposes, an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. The additional minimum liability is offset by recording an intangible asset and, accordingly, has no impact on operations or equity.

        PEMEX has implemented SFAS No. 106 effective January 1, 1995, using the transitional recognition method. PEMEX's previous practice was to expense these costs on a pay-as-you-go basis.

        In addition to pensions, PEMEX makes supplemental payments and provides health care benefits to retired employees. PEMEX regularly determines the level of its supplemental payments considering inflationary conditions. Health care is provided through a regional network of PEMEX hospitals and medical centers, which also provide care to active PEMEX employees. No commitments have been made regarding the level of such contributions in the future.

        For Mexican GAAP purposes PEMEX has included the projected costs associated with the supplemental payments in its determination of pension obligation under Bulletin D-3, but has excluded the costs associated with medical care, which is accounted for on a pay-as-you-go basis. There are no plan assets for post-retirement benefits.

        The components of other post-retirement benefits expense consist of the following for the years ended December 31, 2000, 1999 and 1998:

	2000						1999						1998
	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total
Service cost	Ps.	1,117,257	Ps.	867,337	Ps.	1,984,594	Ps.	914,594	Ps.	705,447	Ps.	1,620,041	Ps.	584,403	Ps.	533,471	Ps.	1,117,874
Interest cost		5,608,284		5,198,901		10,807,185		4,686,841		4,311,381		8,998,222		3,143,449		3,475,916		6,619,365
Amortization of actuarial gains and losses		1,380,969		822,956		2,203,925		1,069,179		739,719		1,808,898		731,393		595,696		1,327,089
Amortization of transition obligation		418,020		518,346		936,366		418,020		518,346		936,366		418,020		518,346		936,366

Net expense under U.S. GAAP		8,524,530		7,407,540		15,932,070		7,088,634		6,274,893		13,363,527		4,877,265		5,123,429		10,000,694
Expense under Mexican GAAP		8,380,310		1,774,465		10,154,775		6,988,788		1,307,144		8,295,932		4,777,362		1,265,658		6,043,020

Additional (less) expense under U.S. GAAP	Ps.	144,220	Ps.	5,633,075	Ps.	5,777,295	Ps.	99,846	Ps.	4,967,749	Ps.	5,067,595	Ps.	99,903	Ps.	3,857,771	Ps.	3,957,674

        Actuarial assumptions used in the calculation of other post-retirement benefits under U.S. GAAP as of December 31 were:

	2000	1999	1998
Discount rate	12.00%	14.00%	14.00%
Health care cost trend rate	8.00%	10.00%	10.00%

        Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the health care cost trend rate is to increase net expense for post-retirement benefits by Ps. 1,292,063 (Ps. 1,099,868 for 1999) and increase the accumulated post-retirement benefit obligation by Ps. 8,249,215 (Ps. 6,065,326 for 1999). The effect of a 1% decrease in the health care cost trend rate is to decrease net expense for post-retirement benefits by Ps. 1,072,910 (Ps. 918,605 for 1999) and decrease the accumulated post-retirement benefit obligation by Ps. 6,983,839 (Ps. 5,171,536 for 1999).

        The other post-retirement benefit liability as of December 31, 2000 and 1999 is as follows:

	2000						1999
	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total
Accumulated unfunded post retirement benefit obligation:
Retirees	Ps.	27,979,125	Ps.	29,917,005	Ps.	57,896,130	Ps.	23,821,801	Ps.	24,615,278	Ps.	48,437,079
Fully eligible active participants		1,410,301		755,789		2,166,090		875,255		638,019		1,513,274
Other active plan participants		21,615,697		16,000,372		37,616,069		16,671,489		12,667,632		29,339,121

Total		51,005,123		46,673,166		97,678,289		41,368,545		37,920,929		79,289,474
Unrecognized actuarial losses		(2,837,908)		(18,694,813)		(21,532,721)		(7,653,801)		(14,905,986)		(22,559,787)
Prior service cost and plan amendments		(23,680,190)		(1,954,741)		(25,634,931)		(15,192,673)		(2,106,060)		(17,298,733)
Unamortized transition obligation		(4,924,587)		(6,119,484)		(11,044,071)		(5,342,607)		(6,637,830)		(11,980,437)

Net post-retirement benefit liability:
U.S. GAAP		19,562,438		19,904,128		39,466,566		13,179,464		14,271,053		27,450,517
Mexican GAAP		19,911,397		—		19,911,397		13,672,696		—		13,672,696

Net U.S. GAAP adjustment	Ps.	(348,959)	Ps.	19,904,128	Ps.	19,555,169	Ps.	(493,232)	Ps.	14,271,053	Ps.	13,777,821

        PEMEX has implemented SFAS No. 132 effective January 1, 1998. As required by this statement, the following tables present a reconciliation of the beginning and ending balances of plan assets' fair value and the accumulated benefit obligation.

	Seniority Premiums and Pension Benefits				Supplemental Payments				Health Services
	2000		1999		2000		1999		2000		1999
Change in benefit obligation
Benefits obligation at beginning of year	Ps.	112,840,555	Ps.	89,392,094	Ps.	41,368,545	Ps.	34,399,031	Ps.	37,920,929	Ps.	31,597,691
Service cost		3,382,551		2,931,948		1,117,257		914,594		867,337		705,447
Interest cost		15,427,141		12,180,626		5,608,284		4,686,841		5,198,901		4,311,381
Plan participant's contributions		—		—		—		—		—		—
Amendments		9,970,450		6,243,428		9,459,478		4,740,938		—		—
Actuarial (gains)/losses		4,543,317		6,707,933		(4,406,885)		(1,642,929)		4,460,464		2,613,554
Benefits paid		(5,485,845)		(4,615,474)		(2,141,556)		(1,729,930)		(1,774,465)		(1,307,144)

Benefits obligation at end of year	Ps.	140,678,169	Ps.	112,840,555	Ps.	51,005,123	Ps.	41,368,545	Ps.	46,673,166	Ps.	37,920,929

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	11,933,446	Ps.	4,846,348	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Actual return on plan assets		1,520,837		1,208,932		—		—		—		—
Company contributions		1,309,284		10,450,120		2,132,916		1,727,293		—		—
Plan participant's contributions		—		—		—		—		—		—
Benefits paid		(5,432,865)		(4,571,954)		(2,132,916)		(1,727,293)		—		—

Fair value of plan assets at end of year	Ps.	9,330,702	Ps.	11,933,446	Ps.	—	Ps.	—	Ps.	—	Ps.	—

        (d)  Leases

        During 2000, 1999 and 1998, PEMEX's rent expense under operating leases amounted to Ps. 49,379, Ps. 69,762, and Ps. 68,776, respectively.

        PEMEX enters into non-cancelable lease arrangements for equipment used in the ordinary course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 2000:

	Capital Leases(1)		Operating Leases
2001	Ps.	1,388,170	Ps.	18,334
2002		613,549		4,094
2003		568,954		—
2004		793,625		—
2005		663,104		—
Thereafter		2,573,556		—

	Ps.	6,600,958	Ps.	22,428

(1)
includes Ps. 2,536,010 of imputed interest and commissions.

        Assets acquired under capital leases, together with their related depreciation, are included in Properties, net.

        (e)  Interest, net

        For Mexican GAAP purposes, interest, net is presented as an operating cost in the statement of operations. For U.S. GAAP purposes, interest, net would be presented as a non-operating item in the statement of operations.

        (f)    Business segment information

        Effective January 1, 1998, PEMEX adopted SFAS 131 "Disclosure about Segments of an Enterprise and Related Information." The impact of adoption of SFAS 131 is additional financial and descriptive information about reportable operating segments, including entity-wide disclosures about products and services that the entity provides, significant countries wherein revenues are generated, and significant customers.

        PEMEX's primary business is the exploration for and production of crude oil and natural gas and the refining and marketing of petroleum products conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

        The primary sources of revenue for the segments are as described below:

  •
  Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as, from the export of crude oil, through PMI, to international markets. Export sales are made through PMI to approximately 25 major customers in various foreign markets. Less than half (approximately 40%) of PEMEX crude is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

  •
  Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Refining's sales are to third parties and occur within the domestic market. The entity supplies the Federal Electricity Commission with approximately 40% of its fuel oil production. Pemex-Refining's most profitable products are gasolines.

  •
  Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues for the entity are obtained through the sale of ethane and butane gases.

  •
  Pemex-Petrochemicals engages in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products, with the higher revenue generating products being methane derivatives, ethane derivatives, and aromatics and derivatives.

        In making performance analyses for the entities, PEMEX management focuses on sales volumes and gross revenues as the primary indicators.

        Income (loss) and identifiable assets for each segment have been determined after intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX which reflect international market prices.

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Other		Intersegment Eliminations		Total
Year ended December 31, 2000, As Restated Sales:
Trade	Ps.	137,332,942	Ps.	230,059,161	Ps.	63,956,948	Ps.	12,183,505	Ps.	24,735,039	Ps.	—	Ps.	468,267,595
Intersegment		174,874,390		9,600,123		25,899,156		2,720,032		221,976,834		(435,070,535)		—

Total net sales		312,207,332		239,659,284		89,856,104		14,903,537		246,711,873		(435,070,535)		468,267,595
Interest, revenue		1,440,422		168,612		146,969		140,352		12,795,601		(7,333,564)		7,358,392
Interest, expense		7,791,613		5,095,985		637,231		464,829		15,887,019		(15,866,280)		14,010,397
Income (loss)		7,128,264		(23,138,923)		(317,025)		(6,089,717)		5,512,591		(2,805,582)		(19,710,392)
Depreciation and Amortization		16,132,052		5,536,985		2,885,617		934,314		571,968		—		26,960,936
Acquisition of Fixed assets(3)		47,248,730		30,198,372		4,986,457		1,262,954		(7,463,759)		—		76,232,754
Total assets		311,900,547		162,392,658		53,749,219		26,739,557		381,915,179		(373,229,637)		563,467,523
Year ended December 31, 1999, As Restated Sales:
Trade	Ps.	83,634,745	Ps.	187,381,338	Ps.	38,685,177	Ps.	10,105,410	Ps.	15,007,109	Ps.	—	Ps.	334,813,779
Intersegment		92,281,333		6,699,593		13,898,662		1,930,196		138,504,622		(253,314,406)		—

Total net sales		175,916,078		194,080,931		52,583,839		12,035,606		153,511,731		(253,314,406)		334,813,779
Interest, revenue		407,784		821,806		672,806		301,344		12,847,768		(10,752,880)		4,298,628
Interest, expense		4,276,874		2,068,967		206,528		65,149		15,734,671		(10,897,602)		11,454,587
Income (loss)		(5,202,009)		(8,111,242)		848,958		(4,473,763)		(3,028,467)		(1,190,248)		(21,156,771)
Depreciation and Amortization		14,079,496		5,057,886		3,087,577		1,106,596		609,471		—		23,941,026
Acquisition of Fixed assets(2)		4,323,398		7,513,197		2,466,565		669,826		25,524,023		—		40,497,009
Total assets		231,824,328		141,822,632		42,182,869		26,553,108		387,924,754		(348,059,847)		482,247,844
Year ended December 31, 1998, As Restated Sales:
Trade	Ps.	58,231,609	Ps.	147,077,820	Ps.	33,285,761	Ps.	10,506,736	Ps.	7,884,691	Ps.	—	Ps.	256,986,617
Intersegment		71,693,732		6,721,590		13,670,035		1,870,035		99,383,898		(193,339,290)		—

Total net sales		129,925,341		153,799,410		46,955,796		12,376,771		107,268,589		(193,339,290)		256,986,617
Interest, revenue		212,354		1,284,724		549,810		985,147		14,173,375		(13,531,133)		3,674,277
Interest, expense		3,942,681		1,989,954		189,348		409,058		13,480,240		(13,443,259)		6,568,022
Income (loss)		(9,027,155)		(5,728,930)		5,121,384		(2,790,225)		586,585		250,351		(11,587,990)
Depreciation and Amortization		8,569,140		2,645,426		2,451,349		1,569,851		461,220		—		15,696,986
Acquisition of Fixed assets(1)		9,632,353		6,355,009		3,548,918		1,340,508		23,058,760		—		43,935,548
Total assets		156,517,546		121,234,482		41,326,187		23,213,147		329,768,350		(255,369,021)		416,690,691

(1)
1998 Corporate and other acquisitions of fixed assets of Ps. 23,058,760, include Ps. 22,686,913 of the Trust.

(2)
1999 Corporate and other acquisitions of fixed assets of Ps. 25,524,023, include Ps. 25,202,280 of the Trust.

(3)
2000 Corporate and other acquisitions of fixed assets of Ps. (7,463,759), include acquisitions of Ps. 30,600,179 of the Trust and Ps. 38,466,885 of finished asset transfers from the Trust to Subsidiary Entities who will maintain and operate the fixed assets.

Geographical segment information:

        The majority of PEMEX's operations are in Mexico. The following shows PEMEX's domestic and export sales for the years ended December 31:

	2000		1999		1998
Domestic sales	Ps.	292,880,287	Ps.	226,137,090	Ps.	184,781,001
United States		137,065,181		84,278,772		57,786,154
Canada, Central and South America		19,573,224		10,900,272		6,707,902
Europe		15,591,932		11,052,419		6,462,403
Far East		3,156,971		2,445,226		1,249,157

Total export sales		175,387,308		108,676,689		72,205,616

Total sales	Ps.	468,267,595	Ps.	334,813,779	Ps.	256,986,617

        PEMEX does not have significant long-lived assets outside of Mexico.

        (g)  Fair value of financial instruments:

        The estimated fair value of financial instruments, for which it is practicable to estimate that value, as of December 31, 2000 and 1999 is as follows:

	2000				1999
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	27,826,846	Ps.	27,826,846	Ps.	23,986,823	Ps.	23,986,823
Accounts receivable		56,701,566		56,701,566		47,283,835		47,283,835
Liabilities
Accounts payable	Ps.	30,000,004	Ps.	30,000,004	Ps.	20,710,892	Ps.	20,710,892
Sale of future accounts receivable		51,976,573		51,976,573		43,300,738		43,300,738
Taxes payable		25,308,881		25,308,881		24,665,388		24,665,388
Short-term debt		40,457,071		40,457,071		37,196,158		37,196,158
Long-term debt		104,370,025		106,230,257		83,127,404		83,027,672
Notes payable to contractors	Ps.	16,152,769	Ps.	17,913,133	Ps.	1,640,298	Ps.	1,612,031

        The reported amounts of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and short-term debt approximate fair value because of their short maturities.

        The fair value of long-term debt is determined by reference to market quotes, and where quotes are not available, is based on discounted cash flow analyses. Because assumptions significantly affect the derived fair value and they are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument.

        The fair value of bonds issued in currencies other than U.S. dollars includes the fair value of the cross-currency swaps used to convert the debt into U.S. dollars.

        The accrual method of accounting is permitted for derivative financial instruments that are designated as and effective as a hedge. Such instruments would be accounted for as part of the transactions being hedged when they mature, are sold, are terminated or if the anticipated transactions are no longer expected to occur. For information related to the fair value of financial instruments see Note 10.

        (h)  Valuation and qualifying accounts

        The valuation and qualifying accounts for PEMEX are as follows:

Description	Balance at beginning of period		Additions charged to costs and expenses		Deductions		Balance at end of period
For the year ended December 31, 1998
Reserves deducted in the balance sheet from the assets to which they apply
Allowance for uncollectible trade accounts	Ps.	546,030	Ps.	147,703	Ps.	22,982	Ps.	670,751
Allowance for slow-moving inventory and obsolescence	Ps.	2,122,045	Ps.	239,220	Ps.	79,906	Ps.	2,281,359
For the year ended December 31, 1999
Reserves deducted in the balance sheet from the assets to which they apply
Allowance for uncollectible trade accounts	Ps.	670,751	Ps.	306,427	Ps.	460	Ps.	976,718
Allowance for slow-moving inventory and obsolescence	Ps.	2,281,359	Ps.	489,031	Ps.	349,534	Ps.	2,420,856
For the year ended December 31, 2000
Reserves deducted in the balance sheet from the assets to which they apply
Allowance for uncollectible trade accounts	Ps.	976,718	Ps.	331,470	Ps.	93,592	Ps.	1,214,596
Allowance for slow-moving inventory and obsolescence	Ps.	2,420,856	Ps.	194,422	Ps.	354,213	Ps.	2,261,065

Note: The above valuation and qualifying accounts are presented in accordance with U.S. GAAP. The Mexican GAAP accounts titled "reserve for sundry creditors and others," "reserve for retirement payments, pensions, and indemnities," and "specific oil field exploration and depletion reserve" are accrued liability accounts and not valuation and qualifying accounts and have not been included in the table above.

        (i)    Significant risks and uncertainties

Environmental

        The ultimate costs to be incurred in relation to PEMEX's environmental contingencies may exceed the total amounts reserved. Additional liabilities may be accrued as the assessment work is completed and formal remedial plans are formulated. Numerous factors affect the reliability and precision of clean-up cost estimates, including the individual characteristics of the site, the lack of specific guidance in levels of permissible pollution and type of technology available for the remediation.

        PEMEX accrues an environmental liability when such liability has been identified through its internal structure and processes and sufficient basic knowledge is available to form a preliminary evaluation as to remediation cost. In many cases, investigations are not yet at a stage where PEMEX is able to quantify the liability or estimate a range of possible exposure. In such cases, the amounts of PEMEX's liabilities are indeterminate due to the unknown magnitude of possible contamination, the imprecise and conflicting engineering evaluations and estimates of proper cleanup methods and costs, the unknown timing and extent of the corrective actions that may be required, and the ambiguities in Mexican environmental laws and regulations.

        PEMEX is not aware of any unasserted claims or any material circumstance which may give rise to such, and therefore, no amounts related to such have been reflected in the environmental accrual. As PEMEX has exclusive rights to production and processing of crude oil, natural gas, and refined products within Mexico, there are no instances of joint liability; PEMEX is the sole responsible party in the event of environmental damage. No environmental liability amounts accrued at December 31, 2000 are expected to be recoverable through insurance. Environmental liabilities accrued in the consolidated financial statements as of December 31, 2000 are divided among the operating units as follows:

In thousands of Mexican Pesos
Pemex—Exploration and Production	1,787,169
Pemex—Refining	918,646
Pemex—Gas and Basic Petrochemicals	109,581
Pemex—Petrochemicals	22,362
Total Environmental Liability Accrual	2,837,758

        The estimated liabilities as of December 31, 2000 reflect an accrual for all probable environmental liabilities, primarily the sites identified in internal environmental reviews and PROFEPA audits and the costs of the corrective action plans for the sites identified as environmental cleanup priorities. Additionally, the estimated liabilities include a financial forecast for those sites which have been identified, but for which a corrective action plan has not yet been finalized. These estimated liabilities include assumptions as to initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination.

Government

        The operations and earnings of PEMEX have been, and may in the future be, affected from time to time in varying degree by political developments and laws and regulations, such as forced divestiture of assets, restrictions on production, price controls, tax increases, cancellation of contract rights, refined product specifications, environmental, health and safety regulations. Both the likelihood of such occurrences and their overall effect upon PEMEX are not predictable.

Labor

        PEMEX employees belonging to the Union of Petroleum Workers of the Mexican Republic represent approximately 76% of the workforce. They have a collective bargaining agreement which is renegotiated every two years and has no firm expiration date.

Product prices

        Because PEMEX's major products are commodities, significant changes in the prices of crude oil, natural gas and chemical products could have a significant impact on PEMEX's results of operations in any particular year. Crude oil represents approximately 34% of PEMEX's sales revenues net of IEPS which makes it reasonably possible that PEMEX is vulnerable to near-term severe impacts from fluctuations in prices.

General

        PEMEX has certain other contingent liabilities with respect to litigation, claims and contractual agreements arising in the ordinary course of business. Although these contingencies could result in expenses or judgments that could be material to PEMEX's results of operations for a given reporting period, on the basis of management's best assessment of the ultimate amount and timing of these events, such expenses or judgments are not expected to have a material adverse effect on PEMEX's operations, financial position, condition or liquidity.

        (j)    Concentration of credit risk

        PEMEX is subject to credit risk through trade receivables, short-term cash investments and derivative financial instruments. A significant portion of PEMEX's sales are to customers whose activities are related to the oil and gas industry, including some who are located in foreign countries (primarily the United States). PEMEX generally extends credit to these customers and, therefore, collection of receivables is affected by the economy of the oil and gas industry and the country of Mexico (since there is a strong demand for its products in its domestic market). Also, with respect to foreign sales, collection may be more difficult in the event of a default. However, PEMEX closely monitors extensions of credit and has never experienced significant credit losses. Also, most foreign sales are made to large, well-established companies.

        PEMEX invests excess cash in low-risk, liquid instruments, which are placed with a wide array of institutions. See Note 10 for discussion of credit risks with respect to financial instruments which are held with a limited number of credit worthy-financial institutions.

        (k)  Capitalized software costs

        Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs as of December 31, 2000, 1999 and 1998 amounted to Ps. 643,800, Ps. 434,518 and Ps. 317,777, respectively.

        (l)    Recently issued accounting standards (unaudited)

        Effective January 1, 2001, PEMEX adopted Statement of Financial Accounting Standards No. 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes standards for recognition and measurement of derivatives and hedging activities. The adoption resulted in cumulative decreases in net loss of approximately U.S. $394,961 (Ps. 3,780,649 approximately) in the first quarter of fiscal 2001. The adoption will also impact assets and liabilities recorded on the balance sheet.

        SFAS 133 requires that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income (loss), depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income (loss) must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period. These new standards may result in additional volatility in reported earnings, other comprehensive income (loss) and accumulated other comprehensive income (loss).

  Currency Exchange Risk

        Transactions denominated in currencies other that the entity's functional currency are converted to the functional currency using current exchange rates. Transaction gains or losses are included in operations. As part of its strategy to manage exchange risk, PEMEX mainly borrows U.S. dollars to finance assets (i.e. oil and gas reserve exploitation) that will be realized in U.S. dollars.

  Commodity Price Risk Management

        PEMEX's operations involve managing market risks related to changes in commodity prices. Derivative financial instruments, specifically swaps, options and other contracts, are used to reduce and manage those risks.

        PEMEX addresses commodity market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity being hedged. Petróleos Mexicanos enters into swaps,

options, and other derivative contracts to hedge the price risks associated with the various commodities purchased and sold. Petróleos Mexicanos does not obtain collateral to support the agreements but monitors the financial viability of counter-parties and believes its credit risk is minimal on these transactions. In the event of nonperformance, Petróleos Mexicanos would be exposed to price risk. PEMEX and the Subsidiary Companies have some risk of accounting loss since the price received for the product at the actual physical delivery point may differ from the prevailing price at the delivery point required for settlement of the hedging transaction.

19.  Subsidiary guarantor information

        The following consolidating information presents condensed balance sheets at December 31, 2000 and 1999 and condensed statements of operations and changes in financial position for the years ended December 31, 2000, 1999 and 1998 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex-Petrochemicals and the consolidated Subsidiary Companies. These statements are prepared in conformity with accounting principles generally accepted in Mexico and as to the recognition of inflation, in accordance with NIF-06-BIS "A" section A (see Notes 2 b) and 14 to the consolidated financial statements), with one exception. The exception being that the Subsidiary Entities and Subsidiary Companies are accounted for as investments under the equity method rather than being consolidated. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively the Subsidiary Guarantors) and Pemex-Petrochemicals are controlled by and have the characteristic of subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, the Subsidiary Companies and the Trust, collectively, comprise the Non-Guarantor Subsidiaries (Non-Guarantor Subsidiaries). Petróleos Mexicanos and the Trust are the only entities authorized to contract debt, and thus all guaranteed debt is held by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. Management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

        The significant differences between Mexican and U.S. GAAP as they affect PEMEX and the Subsidiary Companies are established in Note 18. The U.S. GAAP adjustments related to exploration and drilling costs and units of production amortization are exclusive to Pemex-Exploration and Production. The U.S. GAAP adjustment related to fixed asset impairment relates to Pemex-Exploration and Production, Pemex-Refining and Pemex-Petrochemicals. U.S. GAAP adjustments pertaining to advance payment on minimum guaranteed dividends, investment securities, and the sale of Repsol shares relate exclusively to Petróleos Mexicanos. The U.S. GAAP adjustment to account for derivatives relates primarily to Petróleos Mexicanos. All other U.S. GAAP adjustments relate collectively to Petróleos Mexicanos, the Subsidiary Guarantors, and Pemex-Petrochemicals.

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2000

As Restated	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	14,428,209	Ps.	1,452,602	Ps.	11,946,035	Ps.	—	Ps.	27,826,846
Accounts, notes receivable and other		80,976,771		94,668,605		103,931,208		(222,875,018)		56,701,566
Inventories, net		188,647		21,364,219		3,307,105		4,167		24,864,138

Total current assets		95,593,627		117,485,426		119,184,348		(222,870,851)		109,392,550
Long term debt receivable—intercompany		57,154,732		—		—		(57,154,732)		—
Investments in subsidiaries		182,890,968		—		5,514,460		(188,405,428)		—
Properties, net		9,214,929		316,477,604		18,530,892		44,001,151		388,224,576
Intangible asset derived from the actuarial computation of labor obligations and other assets		12,776,048		94,079,394		2,559,701		(43,564,746)		65,850,397

Total assets	Ps.	357,630,304	Ps.	528,042,424	Ps.	145,789,401	Ps.	(467,994,606)	Ps.	563,467,523

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	114,135,746	Ps.	52,139,993	Ps.	14,507,684	Ps.	(140,326,352)	Ps.	40,457,071
Accounts payable—intercompany		—		33,904,305		6,551,679		(40,455,984)		—
Other current liabilities		1,910,274		39,930,032		14,497,538		(1,028,959)		55,308,885

Total current liabilities		116,046,020		125,974,330		35,556,901		(181,811,295)		95,765,956
Long-term debt		70,126,090		52,799,597		83,557,996		(102,113,658)		104,370,025
Sale of future accounts receivable		—		51,976,573		—		—		51,976,573
Reserve for retirement payments, pensions, indemnities, sundry creditors, and others		16,319,176		129,436,724		11,837,927		3,155,770		160,749,597

Total liabilities		202,491,286		360,187,224		130,952,824		(280,769,183)		412,862,151

EQUITY
Equity accounts		(16,105,298)		70,071,754		3,171,404		(80,586,658)		(23,448,798)
Revaluation surplus		171,244,316		97,783,446		11,665,173		(106,638,765)		174,054,170

		155,139,018		167,855,200		14,836,577		(187,225,423)		150,605,372

Total liabilities and equity	Ps.	357,630,304	Ps.	528,042,424	Ps.	145,789,401	Ps.	(467,994,606)	Ps.	563,467,523

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 1999

As Restated	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	18,646,698	Ps.	1,183,963	Ps.	4,156,162	Ps.	—	Ps.	23,986,823
Accounts, notes receivable and other		38,404,173		99,090,771		67,370,849		(157,581,958)		47,283,835
Inventories, net		7,852		14,331,593		2,273,163		(393,979)		16,218,629

Total current assets		57,058,723		114,606,327		73,800,174		(157,975,937)		87,489,287
Long term debt receivable—intercompany		56,676,129		—		—		(56,676,129)		—
Investments in subsidiaries		181,981,073		—		7,565,566		(189,546,639)		—
Properties, net		9,427,696		258,922,155		18,019,481		51,884,601		338,253,933
Intangible asset derived from the actuarial computation of labor obligations and other assets		6,655,042		42,301,347		3,293,978		4,254,257		56,504,624

Total assets	Ps.	311,798,663	Ps.	415,829,829	Ps.	102,679,199	Ps.	(348,059,847)	Ps.	482,247,844

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	44,555,506	Ps.	14,781,274	Ps.	8,835,984	Ps.	(30,976,606)	Ps.	37,196,158
Accounts payable—intercompany		5,882,487		18,108,153		13,780,248		(37,770,888)		—
Other current liabilities		4,252,744		35,069,863		8,771,765		(1,110,423)		46,983,949

Total current liabilities		54,690,737		67,959,290		31,387,997		(69,857,917)		84,180,107
Long-term debt		75,989,074		56,544,121		43,929,899		(93,335,690)		83,127,404
Sale of future accounts receivable		—		43,300,738		—		—		43,300,738
Reserve for retirement payments, pensions, indemnities, sundry creditors, and others		11,446,093		88,586,326		9,887,322		250,937		110,170,678

Total liabilities		142,125,904		256,390,475		85,205,218		(162,942,670)		320,778,927

EQUITY
Equity accounts		7,823,649		72,585,133		5,251,246		(86,202,772)		(542,744)
Revaluation surplus		161,849,110		86,854,221		12,222,735		(98,914,405)		162,011,661

		169,672,759		159,439,354		17,473,981		(185,117,177)		161,468,917

Total liabilities and equity	Ps.	311,798,663	Ps.	415,829,829	Ps.	102,679,199	Ps.	(348,059,847)	Ps.	482,247,844

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF OPERATIONS
For the year ended December 31, 2000

As Restated	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,129,563	Ps.	641,722,720	Ps.	239,485,847	Ps.	(435,070,535)	Ps.	468,267,595
Other revenues		574,735		9,367,075		10,816,326		(10,337,601)		10,420,535

Total revenues		22,704,298		651,089,795		250,302,173		(445,408,136)		478,688,130
Costs and operating expenses:
Cost of sales		—		325,946,683		241,568,215		(414,455,061)		153,059,837
Transportation and distribution expenses		—		12,058,906		649,516		(99,261)		12,609,161
Administration expenses		14,996,555		19,275,246		3,111,839		(10,410,937)		26,972,703
Other expenses		7,038,378		17,535,771		7,211,332		(19,796,233)		11,989,248

Total costs and operating expenses		22,034,933		374,816,606		252,540,902		(444,761,492)		204,630,949
Equity participation in subsidiaries		(21,216,737)		—		—		21,216,737		—
Capitalization of Master Trust operations		—		—		2,034,574		(2,034,574)		—

(Loss) income before hydrocarbon extraction duties, and other special tax on production and services		(20,547,372)		276,273,189		(204,155)		18,535,519		274,057,181
Hydrocarbon extraction duties and other		—		223,044,353		1,042,336		124,364		224,211,053
Special tax on production and services (IEPS)		—		69,556,520		—		—		69,556,520

		—		292,600,873		1,042,336		124,364		293,767,573

(Loss) income for the year	Ps.	(20,547,372)	Ps.	(16,327,684)	Ps.	(1,246,491)	Ps.	18,411,155	Ps.	(19,710,392)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF OPERATIONS
For the year ended December 31, 1999

As Restated	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	16,774,887	Ps.	422,580,848	Ps.	148,772,450	Ps.	(253,314,406)	Ps.	334,813,779
Other revenues		2,818,391		8,830,443		2,882,073		(4,365,930)		10,164,977

Total revenues		19,593,278		431,411,291		151,654,523		(257,680,336)		344,978,756
Costs and operating expenses:
Cost of sales		—		201,972,991		147,802,262		(236,262,728)		113,512,525
Transportation and distribution expenses		—		10,570,323		434,286		(137,038)		10,867,571
Administration expenses		11,280,125		15,447,974		2,980,546		(8,632,379)		21,076,266
Other expenses		11,543,220		8,297,322		444,033		(8,431,641)		11,852,934

Total costs and operating expenses		22,823,345		236,288,610		151,661,127		(253,463,786)		157,309,296
Equity participation in subsidiaries		(15,616,823)		—		—		15,616,823		—

(Loss) income before hydrocarbon extraction duties, and other special tax on production and services		(18,846,890)		195,122,681		(6,604)		11,400,273		187,669,460
Hydrocarbon extraction duties and other		—		119,237,731		1,239,257		—		120,476,988
Special tax on production and services (IEPS)		—		88,349,243		—		—		88,349,243

		—		207,586,974		1,239,257		—		208,826,231

(Loss) income for the year	Ps.	(18,846,890)	Ps.	(12,464,293)	Ps.	(1,245,861)	Ps.	11,400,273	Ps.	(21,156,771)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF OPERATIONS
For the year ended December 31, 1998

As Restated	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	10,438,730	Ps.	330,680,547	Ps.	109,206,630	Ps.	(193,339,290)	Ps.	256,986,617
Other revenues		(792,046)		8,938,315		1,131,488		(515,607)		8,762,150

Total revenues		9,646,684		339,618,862		110,338,118		(193,854,897)		265,748,767
Costs and operating expenses:
Cost of sales		—		167,803,692		108,693,697		(183,321,451)		93,175,938
Transportation and distribution expenses		—		9,155,325		240,955		206,413		9,602,693
Administrative expenses		10,181,513		15,012,920		2,801,838		(10,345,746)		17,650,525
Other expenses		(397,095)		6,214,727		(148,612)		(648,953)		5,020,067

Total costs and operating expenses		9,784,418		198,186,664		111,587,878		(194,109,737)		125,449,223
Equity participation in subsidiaries		(10,994,104)		—		—		10,994,104		—

(Loss) income before hydrocarbon extraction duties, and other special tax on production and services		(11,131,838)		141,432,198		(1,249,760)		11,248,944		140,299,544
Hydrocarbon extraction duties and other		—		85,230,640		802,582		—		86,033,222
Special tax on production and services (IEPS)		—		65,854,312		—		—		65,854,312

		—		151,084,952		802,582		—		151,887,534

(Loss) income for the year	Ps.	(11,131,838)	Ps.	(9,652,754)	Ps.	(2,052,342)	Ps.	11,248,944	Ps.	(11,587,990)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2000

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Elimination		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	(62,080,063)	Ps.	(10,216,646)	Ps.	(34,901,498)	Ps.	131,686,425	Ps.	24,488,218
Financing activities:
Sale of future accounts receivable		—		8,675,835		—		—		8,675,835
Long-term debt		63,717,256		35,413,510		45,299,798		(119,927,030)		24,503,534
Net income distributions to Petróleos Mexicanos		(11,894,564)		11,143,060		751,504		—		—
Other changes in equity and retained earnings		(5,623,568)		26,433,760		(1,341,824)		(9,306,862)		10,161,506

Funds provided by (used in) financing activities		46,199,124		81,666,165		44,709,478		(129,233,892)		43,340,875
Investing activities:
Increase in fixed assets, net		9,050,823		(71,180,882)		(2,018,105)		159,094		(63,989,070)
Investments in subsidiaries		2,611,627		—		—		(2,611,627)		—

Funds provided by (used in) investing activities		11,662,450		(71,180,882)		(2,018,105)		(2,452,533)		(63,989,070)

(Decrease) increase in cash and cash equivalents		(4,218,489)		268,637		7,789,875		—		3,840,023
Cash and cash equivalents at beginning of the year		18,646,698		1,183,963		4,156,162		—		23,986,823

Cash and cash equivalents at the end of the year	Ps.	14,428,209	Ps.	1,452,600	Ps.	11,946,037	Ps.	—	Ps.	27,826,846

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 1999

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds provided by (used in) operating activities	Ps.	21,139,652	Ps.	(16,904,904)	Ps.	(20,120,629)	Ps.	33,666,546	Ps.	17,780,665
Financing activities:
Sale of future accounts receivable		—		26,702,250		—		—		26,702,250
Long-term debt		(224,763)		(9,700,795)		23,199,712		(11,780,243)		1,493,911
Net income (loss) distributions to Petróleos Mexicanos		(10,766,871)		8,185,826		854,362		1,726,683		—
Other changes in equity and retained earnings		(3,843,264)		1,780,238		(3,309,823)		4,297,674		(1,075,175)

Funds (used in) provided by financing activities		(14,834,898)		26,967,519		20,744,251		(5,755,886)		27,120,986
Investing activities:
Increase in fixed assets, net		(773,080)		(9,544,561)		(235,848)		(24,992,642)		(35,546,131)
Investments in subsidiaries		2,534,631		—		—		(2,534,631)		—

Funds provided by (used in) investing activities		1,761,551		(9,544,561)		(235,848)		(27,527,273)		(35,546,131)

Increase in cash and cash equivalents		8,066,305		518,054		387,774		383,387		9,355,520
Cash and cash equivalents at beginning of the year		10,580,393		665,909		3,768,388		(383,387)		14,631,303

Cash and cash equivalents at the end of the year	Ps.	18,646,698	Ps.	1,183,963	Ps.	4,156,162	Ps.	—	Ps.	23,986,823

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 1998

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	(31,421,631)	Ps.	7,288,141	Ps.	341,638	Ps.	45,850,538	Ps.	22,058,686
Financing activities:
Sale of future accounts receivable		—		16,598,488		—		—		16,598,488
Long-term debt		23,311,143		27,637,836		26,577,804		(50,767,672)		26,759,111
Long-term debt receivable — intercompany		—		—		2,624,090		(2,624,090)		—
Net income (loss) passed to Petróleos Mexicanos		7,818,186		(8,255,828)		53,207		384,435		—
Other changes in equity and retained earnings		(5,803,941)		(5,381,404)		(975,145)		4,851,792		(7,308,698)

Funds provided by (used in) financing activities		25,325,388		30,599,092		28,279,956		(48,155,535)		36,048,901
Investing activities:
Increase in fixed assets, net		(1,007,480)		(37,941,429)		(27,506,828)		5,550,598		(60,905,139)
Investments in subsidiaries		6,435,427		—		—		(6,435,427)		—

Funds provided by (used in) investing activities		5,427,947		(37,941,429)		(27,506,828)		(884,829)		(60,905,139)

(Decrease) increase in cash and cash equivalents		(668,296)		(54,196)		1,114,766		(3,189,826)		(2,797,552)
Cash and cash equivalents at beginning of the year		10,865,302		720,105		2,653,622		3,189,826		17,428,855

Cash and cash equivalents at the end of the year	Ps.	10,197,006	Ps.	665,909	Ps.	3,768,388	Ps.	—	Ps.	14,631,303

20.    PIDIREGAS liabilities and the Pemex Project Funding Master Trust

        The Trust, a consolidated entity, which is a business trust, was organized under the laws of Delaware on November 10, 1998 with The Bank of New York and The Bank of New York (Delaware), acting as Trustees. The main objective of the Trust is to administer financial resources related to PIDIREGAS projects, such financial resources being designated by PEMEX for that purpose, by assuming payment obligations under contracts relating to PIDIREGAS projects and acting as the borrower under financing arrangements for PIDIREGAS projects.

        Under an Assignment and Indemnity Agreement dated November 10, 1998, among Petróleos Mexicanos, the Trust and the Subsidiary Guarantors, Petróleos Mexicanos and the Subsidiary Guarantors have certain obligations to the Trust with respect to the liabilities incurred by the Trust in connection with the PIDIREGAS projects. These obligations include:

            (i)  the obligation of Petróleos Mexicanos to guarantee the repayment of the debt obligations undertaken by the Trust to finance PIDIREGAS projects;

          (ii)  the obligation of Petróleos Mexicanos and the Subsidiary Guarantor which is sponsoring the relevant PIDIREGAS project to make such payments to the Trust as may be necessary for the Trust to fulfill its payment obligations in respect of any financing the Trust has entered into in connection with such project; and

          (iii)  the joint and several obligation of Petróleos Mexicanos and each of the aforementioned Subsidiary Guarantors to indemnify the Trust with respect to any liability incurred by the Trust in connection with PIDIREGAS projects.

        On December 31, 1998, PEMEX transferred all assets and liabilities related to PIDIREGAS projects for an amount equaling Ps.12,104,010 to the Trust. The Trust has been consolidated in the financial statements of PEMEX at December 31, 2000, 1999 and 1998 in accordance with consolidation principles detailed in Mexican GAAP Bulletin B-8 "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks." In accordance with U.S. accounting principles, the Trust is a special purpose entity requiring consolidation to the financial statements as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

        The following consolidating information presents condensed consolidating balance sheets at December 31, 2000 and 1999 and condensed consolidating statements of operations and statements of changes in financial position for the years ended December 31, 2000, 1999 and 1998 of the Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex-Petrochemicals and the consolidated Subsidiary Companies. These financial statements are prepared in conformity with Mexican GAAP and as to the recognition of inflation, in accordance with NIF-06-BIS "A" section A (see Notes 2 b) and 14 to the consolidated financial statements), except that in the following condensed financial information the Trust and the Subsidiary Entities are accounted for as investments under the equity method rather than being consolidated. Pemex-Petrochemicals and the Subsidiary Guarantors are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. Petróleos Mexicanos' guaranty of the indebtedness of the Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos' guaranty of the Trust's payment obligations are full and unconditional and joint and several.

        Petróleos Mexicanos and the Trust are the only entities authorized to contract debt, and thus all guaranteed debt is held by these entities.

BALANCE SHEET
As of December 31, 2000

As Restated	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	14,428,209	Ps.	8,057,964	Ps.	1,452,602	Ps.	3,888,071	Ps.	—	Ps.	27,826,846
Accounts, notes receivable and other		80,976,771		88,026,014		94,668,605		15,905,194		(222,875,018)		56,701,566
Inventories, net		188,647		—		21,364,219		3,307,105		4,167		24,864,138

Total current assets		95,593,627		96,083,978		117,485,426		23,100,370		(222,870,851)		109,392,550
Long-term debt receivable-intercompany		57,154,732		—		—		—		(57,154,732)		—
Investments in subsidiaries		182,890,968		—		—		5,514,460		(188,405,428)		—
Properties, net		9,214,929		—		316,477,604		18,530,892		44,001,151		388,224,576
Intangible asset derived from the actuarial computation of labor obligations and other assets		12,776,048		—		94,079,394		2,559,701		(43,564,746)		65,850,397

Total assets	Ps.	357,630,304	Ps.	96,083,978	Ps.	528,042,424	Ps.	49,705,423	Ps.	(467,994,606)	Ps.	563,467,523

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	114,135,746	Ps.	5,885,494	Ps.	52,139,993	Ps.	8,622,190	Ps.	(140,326,352)	Ps.	40,457,071
Accounts payable-intercompany		—		—		33,904,305		6,551,679		(40,455,984)		—
Other current liabilities		1,910,274		6,848,735		39,930,032		7,648,803		(1,028,959)		55,308,885

Total current liabilities		116,046,020		12,734,229		125,974,330		22,822,672		(181,811,295)		95,765,956
Long-term debt		70,126,090		83,349,749		52,799,597		208,247		(102,113,658)		104,370,025
Sale of future accounts receivable		—		—		51,976,573		—		—		51,976,573
Reserve for retirement payments, pensions, indemnities sundry creditors, and others		16,319,176		—		129,436,724		11,837,927		3,155,770		160,749,597

Total liabilities		202,491,286		96,083,978		360,187,224		34,868,846		(280,769,183)		412,862,151

EQUITY
Equity accounts		(16,105,298)		—		70,071,754		3,171,404		(80,586,658)		(23,448,798)
Revaluation surplus		171,244,316		—		97,783,446		11,665,173		(106,638,765)		174,054,170

		155,139,018		—		167,855,200		14,836,577		(187,225,423)		150,605,372

Total liabilities and equity	Ps.	357,630,304	Ps.	96,083,978	Ps.	528,042,424	Ps.	49,705,423	Ps.	(467,994,606)	Ps.	563,467,523

BALANCE SHEET
As of December 31, 1999

As Restated	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	18,646,698	Ps.	589,382	Ps.	1,183,963	Ps.	3,566,780	Ps.	—	Ps.	23,986,823
Accounts, notes receivable and other		38,404,173		52,819,322		99,090,771		14,551,527		(157,581,958)		47,283,835
Inventories, net		7,852		—		14,331,593		2,273,163		(393,979)		16,218,629

Total current assets		57,058,723		53,408,704		114,606,327		20,391,470		(157,975,937)		87,489,287
Long-term debt receivable—intercompany		56,676,129		—		—		—		(56,676,129)		—
Investments in subsidiaries		181,981,073		—		—		7,565,566		(189,546,639)		—
Properties, net		9,427,696		—		258,922,155		18,019,481		51,884,601		338,253,933
Intangible asset derived from the actuarial computation of labor obligations and other assets		6,655,042		—		42,301,347		3,293,978		4,254,257		56,504,624

Total assets	Ps.	311,798,663	Ps.	53,408,704	Ps.	415,829,829	Ps.	49,270,495	Ps.	(348,059,847)	Ps.	482,247,844

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	44,555,506		8,510,104		14,781,274		325,880		(30,976,606)		37,196,158
Accounts payable-intercompany		5,882,487		—		18,108,153		13,780,248		(37,770,888)		—
Other current liabilities		4,252,744		2,223,596		35,069,863		6,548,169		(1,110,423)		46,983,949

Total current liabilities		54,690,737		10,733,700		67,959,290		20,654,297		(69,857,917)		84,180,107
Long-term debt		75,989,074		42,675,004		56,544,121		1,254,895		(93,335,690)		83,127,404
Sale of future accounts receivable		—		—		43,300,738		—		—		43,300,738
Reserve for retirement payments, pensions, indemnities, sundry creditors, and others		11,446,093		—		88,586,326		9,887,322		250,937		110,170,678

Total liabilities		142,125,904		53,408,704		256,390,475		31,796,514		(162,942,670)		320,778,927

EQUITY
Equity accounts		7,823,649		—		72,585,133		5,251,246		(86,202,772)		(542,744)
Revaluation surplus		161,849,110		—		86,854,221		12,222,735		(98,914,405)		162,011,661

		169,672,759		—		159,439,354		17,473,981		(185,117,177)		161,468,917

Total liabilities and equity	Ps.	311,798,663	Ps.	53,408,704	Ps.	415,829,829	Ps.	49,270,495	Ps.	(348,059,847)	Ps.	482,247,844

STATEMENT OF OPERATIONS
For the year ended December 31, 2000

As Restated	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,129,563	Ps.	—	Ps.	641,722,720	Ps.	239,485,847	Ps.	(435,070,535)	Ps.	468,267,595
Other revenues		574,735		4,118,225		9,367,075		6,698,101		(10,337,601)		10,420,535

Total revenues		22,704,298		4,118,225		651,089,795		246,183,948		(445,408,136)		478,688,130
Costs and operating expenses:
Cost of sales		—		—		325,946,683		241,568,215		(414,455,061)		153,059,837
Transportation and distribution expenses		—		—		12,058,906		649,516		(99,261)		12,609,161
Administrative expenses		14,996,555		14,355		19,275,246		3,097,484		(10,410,937)		26,972,703
Other expenses		7,038,378		6,138,444		17,535,771		1,072,888		(19,796,233)		11,989,248

Total costs and operating expenses		22,034,933		6,152,799		374,816,606		246,388,103		(444,761,492)		204,630,949
Equity participation in subsidiaries		(21,216,737)		—		—		—		21,216,737		—
Capitalization of Trust operations		—		2,034,574		—		—		(2,034,574)		—

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(20,547,372)		—		276,273,189		(204,155)		18,535,519		274,057,181
Hydrocarbon extraction duties and other		—		—		223,044,353		1,042,336		124,364		224,211,053
Special tax on production and services (IEPS)		—		—		69,556,520		—		—		69,556,520

		—		—		292,600,873		1,042,336		124,364		293,767,573

(Loss) income for the year	Ps.	(20,547,372)	Ps.	—	Ps.	(16,327,684)	Ps.	(1,246,491)	Ps.	18,411,155	Ps.	(19,710,392)

STATEMENT OF OPERATIONS
For the year ended December 31, 1999

As Restated	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	16,774,887	Ps.	—	Ps.	422,580,848	Ps.	148,772,450	Ps.	(253,314,406)	Ps.	334,813,779
Other revenues		2,818,391		169,403		8,830,443		2,882,073		(4,535,333)		10,164,977

Total revenues		19,593,278		169,403		431,411,291		151,654,523		(257,849,739)		344,978,756
Costs and operating expenses:
Cost of sales		—		—		201,972,991		147,802,262		(236,262,728)		113,512,525
Transportation and distribution expenses		—		—		10,570,323		434,286		(137,038)		10,867,571
Administrative expenses		11,280,125		1,795		15,447,974		2,980,546		(8,634,174)		21,076,266
Other expenses		11,543,220		3,733,938		8,297,322		444,033		(12,165,579)		11,852,934

Total costs and operating expenses		22,823,345		3,735,733		236,288,610		151,661,127		(257,199,519)		157,309,296
Equity participation in subsidiaries		(15,616,823)		—		—		—		15,616,823		—
Capitalization of Trust operations		—		3,566,330		—		—		(3,566,330)		—

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(18,846,890)		—		195,122,681		(6,604)		11,400,273		187,669,460
Hydrocarbon extraction duties and other		—		—		119,237,731		1,239,257		—		120,476,988
Special tax on production and services (IEPS)		—		—		88,349,243		—		—		88,349,243

		—		—		207,586,974		1,239,257		—		208,826,231

(Loss) income for the year	Ps.	(18,846,890)	Ps.	—	Ps.	(12,464,293)	Ps.	(1,245,861)	Ps.	11,400,273	Ps.	(21,156,771)

STATEMENT OF OPERATIONS
For the year ended December 31, 1998

As Restated	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	10,438,730	Ps.	—	Ps.	330,680,547	Ps.	109,206,630	Ps.	(193,339,290)	Ps.	256,986,617
Other revenues		(792,046)		—		8,938,315		1,131,488		(515,607)		8,762,150

Total revenues		9,646,684		—		339,618,862		110,338,118		(193,854,897)		265,748,767
Costs and operating expenses:
Cost of sales		—		—		167,803,692		108,693,697		(183,321,451)		93,175,938
Transportation and distribution expenses		—		—		9,155,325		240,955		206,413		9,602,693
Administrative expenses		10,181,513		—		15,012,920		2,801,838		(10,345,746)		17,650,525
Other expenses		(397,095)		226,605		6,214,727		(148,612)		(875,558)		5,020,067

Total costs and operating expenses		9,784,418		226,605		198,186,664		111,587,878		(194,336,342)		125,449,223
Equity participation in subsidiaries		(10,994,104)		—		—		—		10,994,104		—
Capitalization of Trust operations		—		226,605		—		—		(226,605)		—

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(11,131,838)		—		141,432,198		(1,249,760)		11,248,944		140,299,544
Hydrocarbon extraction duties and other		—		—		85,230,640		802,582		—		86,033,222
Special tax on production and services (IEPS)		—		—		65,854,312		—		—		65,854,312

		—		—		151,084,952		802,582		—		151,887,534

(Loss) income for the year	Ps.	(11,131,838)	Ps.	—	Ps.	(9,652,754)	Ps.	(2,052,342)	Ps.	11,248,944	Ps.	(11,587,990)

STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2000

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	(62,080,063)	Ps.	(30,581,553)	Ps.	(10,216,646)	Ps.	(4,319,945)	Ps.	131,686,425	Ps.	24,488,218
Financing activities:
Sale of future accounts receivable		—		—		8,675,835		—		—		8,675,835
Long-term debt		63,717,256		38,050,136		35,413,510		7,249,662		(119,927,030)		24,503,534
Net income distributions to Petróleos Mexicanos		(11,894,564)		—		11,143,060		751,504		—		—
Other changes in equity and retained earnings		(5,623,568)		—		26,433,760		(1,341,824)		(9,306,862)		10,161,506

Funds provided by (used in) financing activities		46,199,124		38,050,136		81,666,165		6,659,342		(129,233,892)		43,340,875
Investing activities:
Increase in fixed assets, net		9,050,823		—		(71,180,882)		(2,018,105)		159,094		(63,989,070)
Investments in subsidiaries		2,611,627		—		—		—		(2,611,627)		—

Funds provided by (used in) investing activities		11,662,450		—		(71,180,882)		(2,018,105)		(2,452,533)		(63,989,070)

(Decrease) increase in cash and cash equivalents		(4,218,489)		7,468,583		268,637		321,292		—		3,840,023
Cash and cash equivalents at beginning of the year		18,646,698		589,382		1,183,963		3,566,780		—		23,986,823

Cash and cash equivalents at the end of the year	Ps.	14,428,209	Ps.	8,057,965	Ps.	1,452,600	Ps.	3,888,072	Ps.	—	Ps.	27,826,846

STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 1999

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds provided by (used in) operating activities	Ps.	21,139,652	Ps.	(24,021,915)	Ps.	(16,904,904)	Ps.	3,901,286	Ps.	33,666,546	Ps.	17,780,665
Financing activities:
Sale of future accounts receivable		—		—		26,702,250		—		—		26,702,250
Long-term debt		(224,763)		24,611,297		(9,700,795)		(1,411,585)		(11,780,243)		1,493,911
Net income (loss) distributions to Petróleos Mexicanos		(10,766,871)		—		8,185,826		854,362		1,726,683		—
Other changes in equity and retained earnings		(3,843,264)		—		1,780,238		(3,309,823)		4,297,674		(1,075,175)

Funds (used in) provided by financing activities		(14,834,898)		24,611,297		26,967,519		(3,867,046)		(5,755,886)		27,120,986
Investing activities:
Increase in fixed assets, net		(773,080)		—		(9,544,561)		(235,848)		(24,992,642)		(35,546,131)
Investments in subsidiaries		2,534,631		—		—		—		(2,534,631)		—

Funds provided by (used in) investing activities		1,761,551		—		(9,544,561)		(235,848)		(27,527,273)		(35,546,131)

Increase (decrease) in cash and cash equivalents		8,066,305		589,382		518,054		(201,608)		383,387		9,355,520
Cash and cash equivalents at beginning of the year		10,580,393		—		665,909		3,768,388		(383,387)		14,631,303

Cash and cash equivalents at the end of the year	Ps.	18,646,698	Ps.	589,382	Ps.	1,183,963	Ps.	3,566,780	Ps.	—	Ps.	23,986,823

STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 1998

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	(31,421,631)	Ps.	(26,573,811)	Ps.	7,288,141	Ps.	249,876	Ps.	72,516,111	Ps.	22,058,686
Financing activities:
Sale of future accounts receivable		—		—		16,598,488		—		—		16,598,488
Long-term debt		23,311,143		26,573,811		27,637,836		3,993		(50,767,672)		26,759,111
Long-term debt receivable — intercompany		—		—		—		2,624,090		(2,624,090)		—
Net income (loss) distributions to Petróleos Mexicanos		7,818,186		—		(8,255,828)		53,207		384,435		—
Other changes in equity and retained earnings		(5,803,941)		—		(5,381,404)		(975,145)		4,851,792		(7,308,698)

Funds provided by (used in) financing activities		25,325,388		26,573,811		30,599,092		1,706,145		(48,155,535)		36,048,901
Investing activities:
Increase in fixed assets, net		(1,007,480)		—		(37,941,429)		(841,255)		(21,114,975)		(60,905,139)
Investments in subsidiaries		6,435,427		—		—		—		(6,435,427)		—

Funds provided by (used in) investing activities		5,427,947		—		(37,941,429)		(841,255)		(27,550,402)		(60,905,139)

(Decrease) increase in cash and cash equivalents		(668,296)		—		(54,196)		1,114,766		(3,189,826)		(2,797,552)
Cash and cash equivalents at beginning of the year		10,865,302		—		720,105		2,653,622		3,189,826		17,428,855

Cash and cash equivalents at the end of the year	Ps.	10,197,006	Ps.	—	Ps.	665,909	Ps.	3,768,388	Ps.	—	Ps.	14,631,303

20. PIDIREGAS liabilities and the Pemex Project Funding Master Trust (continued)

        The significant differences between Mexican and U.S. GAAP as they affect PEMEX and the Subsidiary Companies are described in Note 18. The U.S. GAAP adjustments related to exploration and drilling costs and units of production amortization are exclusive to Pemex Exploration and Production. The U.S. GAAP adjustment related to fixed asset impairment relates to the Subsidiary Entities. U.S. GAAP adjustments pertaining to advance payment on minimum guaranteed dividends, investment securities, and the sale of Repsol shares relate exclusively to Petróleos Mexicanos. The U.S. GAAP adjustment to account for derivatives relates primarily to Petróleos Mexicanos. All other U.S. GAAP adjustments relate collectively to Petróleos Mexicanos, the Subsidiary Guarantors and Pemex-Petrochemicals.

21. Supplementary information on oil and gas exploration and production activities (Unaudited)

        The following tables provide supplementary information on the oil and gas exploration, development and producing activities of Pemex-Exploration and Production in compliance with SFAS No.69 "Disclosures about Oil and Gas Producing Activities" published by the Financial Accounting Standards Board of the United States. All exploration and production activities of Pemex-Exploration and Production are located in Mexico.

        The supplemental data presented herein reflects information for all of Pemex-Exploration and Production's oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP.

Capitalized costs for oil and gas producing activities:

	As of December 31,
	2000		1999		1998
Proved properties	Ps.	206,463,452	Ps.	149,988,203	Ps.	151,151,433
Construction in progress		6,654,352		11,079,971		13,070,690
Accumulated depreciation and Amortization		(87,344,754)		(74,730,037)		(66,952,333)

Net capitalized costs	Ps.	128,773,459	Ps.	86,338,037	Ps.	97,269,790

Costs incurred for oil and gas property exploration and development activities:

	Year ended December 31,
	2000		1999		1998
Exploration	Ps.	331,685	Ps.	—	Ps.	1,528,207
Development		6,353,194		4,262,495		9,982,800

Total costs incurred	Ps.	6,684,879	Ps.	4,262,495	Ps.	11,511,007

        There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

        Development costs include costs of geological and geophysical studies of field development amounting to Ps80 1,710,998, Ps. 920,379 and Ps. 3,400,850 for 2000, 1999 and 1998, respectively, that are expensed, under successful efforts, as geological and geophysical exploration expense. Development costs also include Ps. 4,062,538 for 2000 related to construction in progress. Upon project completion, construction in progress amounts will be re-classified either to expenses or capitalized as appropriate.

Results of operations for oil and gas producing activities:

	Year Ended December 31,
	2000		1999		1998
Revenues from affiliates	Ps.	312,207,332	Ps.	175,916,078	Ps.	129,925,340
Hydrocarbon duties		200,099,233		104,716,228		84,314,489
Excess-gains taxes		21,196,536		13,259,914		—
Production costs (excluding taxes)		43,434,847		31,706,720		30,225,607
Exploration expenses		1,710,998		920,379		3,400,850
Depreciation, depletion and amortization		11,587,084		9,845,336		6,439,814

		278,028,698		160,448,577		124,380,760

Results of operations for oil and gas producing activities	Ps.	34,178,634	Ps.	15,467,501	Ps.	5,544,580

Crude oil and natural gas reserves:

Sales prices and production costs (unaudited)

        The following table summarizes average sales prices (excluding production taxes):

        (U.S. Dollars)

	2000	1999	1998
December average sales prices	23.03	18.24	8.49
Crude oil, per barrel	22.78	20.70	8.46
Natural gas, per thousand cubic feet	5.13	1.91	1.73

Crude oil and natural gas reserves (unaudited)

        Under the Political Constitution of the United Mexican States and Mexican statutory law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Organic Law, PEMEX has the exclusive right to produce these reserves and sell the production, not the reserves, subject to a federal production tax currently assessed at the rate of 60.8% of revenue from production sales. Crude oil exports are subject to an additional "excess gains" tax. PEMEX's exploration and development activities are limited to reserves located in Mexico.

        Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico's proved reserves are estimated by PEMEX technical staff.

        PEMEX estimates reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production history. The reserve data set forth herein represent only estimates. Reserve valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, the accuracy of any reserve estimate depends on the quality of available data, the engineering and geological interpretation, and judgment. As a result, estimates of different engineers may vary. In addition, results of drilling, testing and production subsequent to the date of an estimate are among the criteria which may be used to justify revision of such estimate.

        The following two tables of oil and gas reserves set forth the PEMEX's official estimates of Mexico's proved reserves at December 31, 2000, 1999 and 1998 in accordance with the definition of proved reserves under Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude oil and condensate reserves (including natural gas liquids)(a)

	2000	1999	1998
	(Millions of barrels)
Proved developed and undeveloped reserves
At January 1	21,519	21,638	22,410
Revisions	(180)	775	425
Extensions and discoveries(b)	91	311	84
Production	(1,244)	(1,205)	(1,281)

At December 31	20,186	21,519	21,638

Proved developed reserves at December 31	12,312	11,414	12,056

Note: Table amounts may not total due to rounding.

(a)
Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in gas processing plants.

(b)
Extensions include only positive changes due to new data gathered through drilling of extension wells. Negative changes are reported in the revisions category.

Dry gas reserves(a)

	2000	1999	1998
	(Billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	18,471	17,054	18,328
Revisions	3	2,427	(414)
Extensions and discoveries(a)	58	176	224
Production(b)	(1,167)	(1,186)	(1,084)

At December 31	17,365	18,471	17,054

Proved developed reserves at December 31	9,713	11,127	9,699

Note: Table amounts may not total due to rounding.

(a)
Extensions include only positive changes due to new data gathered through drilling of extension wells. Negative changes are reported as revisions.

(b)
Natural gas production reported in other tables refers to wet, sour gas. There is a shrinkage when natural gas liquids and impurities are extracted to obtain dry natural gas. Therefore, reported natural gas volumes are greater than dry gas.

        Based on the reservoir performance, new information, and discoveries, proved reserves in accordance with application of the definition of proved reserves under Rule 4-10(a) of Regulation S-X for all regions as of December 31, 2000 are estimated to be 23,525 million barrels of oil equivalent (25,071 million barrels of oil equivalent at December 31, 1999 and 24,918 million barrels of oil equivalent at December 31, 1998).

Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

        The standardized measure tables presented below relate to proved oil and gas reserves (i) after adjusting for the aforementioned reserve revisions in the Marine, Southern and Northern Regions, and (ii) excluding proved reserves scheduled to be produced after the year 2025.

        Estimated future cash inflows from production are computed by applying average December prices of oil and gas to the year-end quantities. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves, assuming constant year-end economic conditions.

        Future tax expenses are computed by applying the appropriate year-end statutory tax rates—with consideration of the tax rates already legislated for 2000—to the future pre-tax net cash flows related to Mexico's proved oil and gas reserves.

        In addition to being subject to the payment of all taxes and contributions set forth by the SHCP (except as indicated below), PEMEX is presently subject to the following special duties: a hydrocarbon extraction duty, an extraordinary hydrocarbon extraction duty, an additional hydrocarbon extraction duty, a tax on hydrocarbon income and the IEPS tax. These taxes and duties are to be credited against the Derecho Sobre Hidrocarburos (Hydrocarbon duty), which is calculated by applying a rate of 60.8% to the sales revenue of PEMEX to third parties (sales revenues are taken to include the IEPS tax generated by the sale of refined products, but not to include VAT). In addition to the payment of the hydrocarbon duty, PEMEX must pay to the Mexican Government an excess gains tax, which for 2000 was equal to 39.2% on the portion of PEMEX's crude oil export sales revenues in excess of a threshold priceof U.S. $15.00 dollars per barrel. Since the 2000 prices were higher than U.S. $15.00 dollars per barrel, PEMEX paid excess gains tax. For 2001, the excess gains tax applies to prices in excess of U.S. $18.00 dollars per barrel. PEMEX is not subject to Income Tax Law (Ley del Impuesto Sobre la Renta) or Asset Tax Law (Ley del Impuesto al Activo).

        The standardized measure provided below represents a comparative benchmark value rather than an estimate of expected future cash flows or fair market value of PEMEX's production rights. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

        Standardized measure of discounted net cash flows

	As of December 31
	2000		1999		1998
Future cash inflows	U.S.$	452,876,000	U.S.$	363,032,000	U.S.$	153,301,000
Future production costs (excluding taxes)		(59,779,000)		(51,613,000)		(44,286,000)
Future development costs		(47,456,000)		(34,248,000)		(30,336,000)

Future cash flows before tax		345,641,000		277,171,000		78,679,000
Future production-and-excess-gains taxes		(293,732,000)		(230,745,000)		(52,633,000)
Future income taxes		—		—		—

Future net cash flows		51,909,000		46,426,000		26,046,000
Effect of discounting net cash flows at 10%		(29,216,000)		(28,011,000)		(18,210,000)

Standardized measure of discounted future net cash flows	U.S.$	22,693,000	U.S.$	18,415,000	U.S.$	7,836,000

Note: Table amounts may not total due to rounding.

        Crude oil and natural gas prices have decreased approximately 15.7% and 20.3%, respectively, since December 2000, through April 2001. If the standardized measure at December 31, 2000 had been calculated using crude oil and natural gas prices at April 2001, the standardized measure would have approximated U.S. $19,000,000.

        To comply with SFAS 69, the next table presents the aggregate standardized measure change for each year and significant sources of variance:

Changes in standardized measure of discounted net cash flows

	2000		1999		1998
Sales of oil and gas produced, net of production costs	U.S.$	(29,919,000)	U.S.$	(15,603,000)	U.S.$	(11,732,000)
Net changes in prices and production costs		42,006,000		103,191,000		(61,112,000)
Extensions and discoveries		1,060,000		2,876,000		390,000
Development cost incurred during the year		5,985,000		4,535,000		4,211,000
Changes in estimated development costs		(11,645,000)		(6,378,000)		2,049,000
Reserves revisions, extensions, discoveries and timing changes		11,512,000		10,638,000		(4,277,000)
Accretion of discount of pre-tax net cash flows		13,476,000		3,921,000		9,583,000
Net changes in production-and excess-gains taxes		(28,196,000)		(92,602,000)		55,562,000
Other		—		—		—

Aggregate change in standardized measure	U.S.$	4,278,000	U.S.$	10,579,000	U.S.$	(5,325,000)

Standardized measure
As of January 1		18,415,000		7,836,000		13,161,000
As of December 31		22,693,000		18,415,000		7,836,000

Change	U.S.$	4,278,000	U.S.$	10,579,000	U.S.$	(5,325,000)

Note: Table amounts may not total due to rounding.

        In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

PREPARED ON A PRICE-LEVEL ADJUSTED BASIS

For the Years Ended December 31, 2000, 1999 and 1998

The unaudited supplementary consolidated price-level adjusted financial information included in the following pages has been prepared pursuant to Rule 3-20 (c) of Regulation S-X promulgated by the United States Securities and Exchange Commission. Such information is presented for the year ended December 31, 1998 because Mexico was deemed to be a hyperinflationary economy during this period. At December 31, 2000 and 1999, Mexico was not considered a hyperinflationary economy; however, PEMEX has continued to provide supplemental price-level adjusted financial information for these subsequent years in lieu of adoption of Mexican GAAP Bulletin B-10.

        The supplemental financial information reflects all appropriate U.S. GAAP adjustments and, in the opinion of PEMEX management, all adjustments which are necessary for a fair presentation of the supplemental price-level adjusted financial information have been included herein. Unless otherwise noted, this financial information has been prepared in a manner consistent with the historical financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto, presented herein, as of December 31, 2000, 1999 and1998, and for the years then ended.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND 1999
(in thousands of constant pesos as of December 31, 2000)

As Restated	2000		1999
ASSETS:
Current assets:
Cash and cash equivalents	Ps.	27,826,846	Ps.	26,135,874
Accounts, notes receivable and other		51,179,996		52,428,931
Inventories, net		24,345,347		17,671,705

Total current assets		103,352,189		96,236,510
Properties, net		392,770,110		371,478,350
Intangible asset derived from the actuarial computation of labor obligations and other assets		71,094,294		67,280,756

Total assets	Ps.	567,216,593	Ps.	534,995,616

LIABILITIES:
Current liabilities:
Current portion of long-tem debt	Ps.	40,457,071	Ps.	40,528,673
Other current liabilities		62,406,920		53,763,547

Total current liabilities		102,863,991		94,292,220
Long-term debt		104,370,025		90,575,038
Sale of future accounts receivable		51,976,573		47,180,181
Reserve for retirement payments, pensions and indemnities, sundry creditors and others		186,010,712		141,048,490

Total liabilities		445,221,301		373,095,929

TOTAL EQUITY:		121,995,292		161,899,687
Total liabilities and equity	Ps.	567,216,593	Ps.	534,995,616

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(In thousands of constant pesos as of December, 31, 2000)

As Restated	2000		1999		1998
Net sales(2)	Ps.	414,430,183	Ps.	280,497,355	Ps.	253,602,049
Other revenues		9,920,061		8,248,840		12,504,457

Total revenues		424,350,244		288,746,195		266,106,506

Cost and operating expenses:
Cost of sales		172,650,780		130,681,743		123,760,553
Transportation and distribution Expenses		13,816,685		12,977,373		13,324,658
Administrative expenses		29,510,410		25,573,534		24,659,262
Financial integral cost, net		2,194,002		(3,483,288)		615,634
Other expenses		5,547,662		5,345,552		2,821,290

Total costs and operating Expenses		223,719,539		171,094,914		165,181,397
Income before hydrocarbon Extraction duties and other		200,630,705		117,651,281		100,925,109
Hydrocarbon extraction duties and Other		233,050,531		137,112,937		114,152,348

Loss for the year(1)	Ps.	(32,419,826)	Ps.	(19,461,656)	Ps.	(13,227,239)

(1)
In addition to restatements for those items described in Note 2(s) and Note18I (t), loss for the year ended 1998 has been restated from amounts previously reported to correct an overstatement of the impairment charge included in cost of sales. Restatement relates to the correction of a mathematical error in the application of Bulletin B-10 related to comprehensive inflation and impairment adjustments.

(2)
As discussed in Note 18 I (q), under Mexican GAAP, the IEPS tax is reflected in revenue when charged to customers and, at the same time, deducted from Income before hydrocarbon extraction duties, special tax on production and services and other. Under U.S. GAAP the IEPS tax would have no effect on revenues nor would it be deducted from Income before hydrocarbon extraction duties, special tax on production and services and other.

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(In thousands of constant pesos as of December 31, 2000)

As Restated	2000		1999		1998
Operating Activities
Net loss	Ps.	(32,419,826)	Ps.	(19,461,656)	Ps.	(13,227,239)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization		30,128,742		28,139,030		22,796,650
Reserve for retirement payments, pensions and indemnization		37,296,453		34,257,562		29,485,255
Impairment of fixed assets		13,504,118		4,040,459		2,241,397
Loss on disposal of fixed assets		13,828,119		6,099,553		2,648,809
Allowance for uncollectible trade Accounts		247,250		348,215		165,487
Allowance for slow-moving inventory and obsolescence		(166,087)		158,759		211,388
Foreign exchange loss		(479,194)		(3,489,172)		22,534,290
Gain from monetary position		(8,542,995)		(13,670,002)		(23,473,809)
Changes in operating assets and liabilities:
Accounts and notes receivable		(7,485,752)		(26,430,823)		(6,238,324)
Inventories		(7,966,927)		(4,555,110)		3,655,438
Other assets		(2,196,966)		(2,975,328)		(3,156,308)
Accounts payable and accrued Liabilities		15,612,227		25,993,636		3,339,615
Sales of future accounts receivable		11,098,786		40,714,920		20,313,495

Cash flows provided by operating activities		62,457,948		69,170,043		61,296,144

Investing Activities
Loans granted to Pemex Finance		(6,926,132)		(6,072,305)		—
Acquisition of fixed assets		(65,877,843)		(45,665,229)		(66,337,552)

Cash flows used in investing activities		(72,803,975)		(51,737,534)		(66,337,552)

Financing Activities
New long term financing		98,675,781		103,823,715		147,948,843
Financing payments		(67,259,689)		(96,273,368)		(127,836,451)
Dividends paid to the Mexican Government		(6,037,302)		(6,083,052)		(4,436,231)

Cash flows provided by financing activities		25,378,790		1,467,295		15,676,161

Effects of inflation on cash		(13,341,791)		(10,669,960)		(18,027,702)
(Decrease) increase in cash and equivalents		1,690,972		8,229,844		(7,392,949)
Cash and cash equivalents, beginning of period		26,135,874		17,906,030		25,298,979

Cash and cash equivalents, end of Period	Ps.	27,826,846	Ps.	26,135,874	Ps.	17,906,030

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL
INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS
For the Years Ended December 31, 2000, 1999 and 1998
(In thousands of constant pesos as of December 31, 2000)

1.    Effects of inflation on the financial information

        The following is the methodology utilized in preparing the price-level adjusted financial information.

  a)
  Effects of inflation on the financial information

    The consolidated supplemental financial information of PEMEX has been restated to recognize the effects of inflation and is expressed in thousands of pesos of constant purchasing power as of December 31, 2000, determined as follows:

    •
    The consolidated statement of operations (excluding depreciation and cost of sales which is described below) for the years ended December 31, 1998 and 1999 were restated applying the Mexican National Consumer Price Index (NCPI) from the periods in which the transactions occurred to December 31, 2000. In accordance with U.S. GAAP the "Net Sales" line item as presented excludes the Special Tax on Production and Services (IEPS); an amount which equaled Ps. 72,298,772, Ps. 100,548,863 and Ps. 87,378,157, for the years ended December 31, 2000, 1999 and 1998, respectively.

    •
    For comparability purposes, balance sheet information as of December 31, 1999 has been restated to pesos as of December 31, 2000 by utilizing the change in the NCPI from December 31, 1999 to December 31, 2000.

    •
    The NCPI factor used to recognize the effects of inflation were:

Year	Change in National Consumer Price Index
1998	18.6091%
1999	12.3187%
2000	8.9593%
  b)
  The methodology used to restate financial statement items is as follows:

  •
  Restatement of non-monetary assets

    Inventory and fixed assets

    Inventory and fixed assets are restated to replacement cost as set forth in Note 2 to the financial statements. Fixed assets were evaluated for impairment on this basis. Cost of sales is determined based on the replacement costs calculated from when inventories were sold. Depreciation is based upon the restated carrying value of the respective assets.

    Equity

    Equity represents the combined historical movements in the amounts of the Certificates of Contribution "A", dividends and accumulated earnings, restated from their date of origin to December 31, 2000 using the change in the NCPI during such period.

    Accumulated deficit from holding non-monetary assets represents the excess or deficit resulting from restating non-monetary assets via the methods described in Note 2 to the financial statements and the NCPI.

    •
    Comprehensive cost of financing

    Monetary position gain represents the inflationary effect, as measured by the NCPI, on net balance of monetary assets and liabilities as expressed in constant pesos. The monetary gain related to the pension and other post retirement obligations that is attributable to the excess of the actual rate of inflation over the assumed rate of inflation included in the actuarial calculations has been deferred as part of the actuarial gain or loss.

    Foreign exchange gains or losses are recognized as incurred.

    •
    Cash flow information

    The price level adjusted cash flow has been prepared reflecting the impact of the U.S. GAAP adjustments. In accordance with the recommendation of the AICPA SEC Regulations Committee International Practices Task Force the effects of inflation on cash flows are presented separately.

    For the purposes of the cash flow, PEMEX considers all highly liquid temporary investments with original maturities of three months or less, to be cash equivalents.

    Supplemental disclosures of interest and taxes paid are as follows:

	2000	1999	1998
Interest paid (net of amounts capitalized)	19,953,214	15,696,493	12,575,015
Taxes paid	288,474,111	211,557,869	189,414,549

    Supplemental disclosures of non-cash transactions are as follows:

	2000	1999	1998
Acquisition of fixed assets via contractor Financing	16,152,769	—	—
Unrealized gains or (losses) on available for sale securities	(7,440,071)	3,500,751	2,268,123
Additional minimum pension liability	12,157,930	8,389,688	17,841,806

2.    Segment information

        The following segment information is prepared on a price level adjusted basis.

Year ended December 31: 2000	Exploration and Production		Refining(1)		Gas and Basic Petrochemicals		Petrochemicals		Corporate and other		Intersegment Eliminations		Total
Sales:
Trade	Ps.	142,743,860	Ps.	239,135,109	Ps.	66,476,852	Ps.	12,663,535	Ps.	25,709,600	Ps.	—	Ps.	486,728,955
Intersegment		181,764,441		9,978,368		26,919,583		2,827,201		230,722,721		(452,212,314)		—

Total net sales	Ps.	324,508,301	Ps.	249,113,477	Ps.	93,396,435	Ps.	15,490,736	Ps.	256,432,321	Ps.	(452,212,314)	Ps.	486,728,955

Year ended December 31: 1999	Exploration and Production		Refining(1)		Gas and Basic Petrochemicals		Petrochemicals		Corporate and other		Intersegment Eliminations		Total
Sales:
Trade	Ps.	95,183,021	Ps.	213,256,322	Ps.	44,026,822	Ps.	11,500,764	Ps.	17,079,289	Ps.	—	Ps.	381,046,218
Intersegment		105,023,528		7,624,672		15,817,788		2,196,717		157,629,325		(288,292,030)		—

Total net sales	Ps.	200,206,549	Ps.	220,880,994	Ps.	59,844,610	Ps.	13,697,481	Ps.	174,708,614	Ps.	(288,292,030)	Ps.	381,046,218

Year ended December 31: 1998	Exploration and Production		Refining(1)		Gas and Basic Petrochemicals		Petrochemicals		Corporate and other		Intersegment Eliminations		Total
Sales:
Trade	Ps.	77,265,269	Ps.	195,146,476	Ps.	44,165,588	Ps.	13,940,981	Ps.	10,461,891	Ps.	—	Ps.	340,980,206
Intersegment		95,127,639		8,918,618		18,138,241		2,481,277		131,868,649		(256,534,423)		—

Total net sales	Ps.	172,392,908	Ps.	204,065,094	Ps.	62,303,829	Ps.	16,422,259	Ps.	142,330,540	Ps.	(256,534,423)	Ps.	340,980,206

(1)
Net sales include IEPS Tax amounting to Ps. 72,298,772, Ps. 100,548,864 and Ps. 87,378,157 in 2000, 1999 and 1998, respectively.

3.    Financial integral result

        Financial integral result is analyzed as follows:

	2000		1999		1998
Exchange loss	Ps.	(479,194)	Ps.	(3,489,172)	Ps.	22,534,290
Monetary position Result		(8,542,995)		(13,670,002)		(23,473,809)
Interest cost and other		11,216,190		13,675,885		1,555,153

Total	Ps.	2,194,001	Ps.	(3,483,289)	Ps.	615,634

APPENDIX

Reports of Other Independent Accountants

F/A-1

Report of Independent Accountants

To the Board of Directors of
Integrated Trade Systems, Inc.:

        In our opinion, the accompanying balance sheet and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Integrated Trade Systems, Inc. (the "Company") as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP

March 23, 2001

F/A-2

Report of Independent Accountants

To the Board of Directors of
Integrated Trade Systems, Inc.

        In our opinion, the accompanying balance sheets and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Integrated Trade Systems, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP

Houston, Texas
March 12, 1999

F/A-3

REPORT OF THE INDEPENDENT ACCOUNTANT
(Translated from the original issued in Spanish)

Mexico City, March 30, 2001

To the Stockholders' Meeting of
P.M.I. Trading Limited Mexican Branch:

        We have audited the accompanying balance sheets of P.M.I. Trading Limited Mexican Branch, as of December 31, 2000 and 1999, and the related statements of income and expenses, changes in equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Branch's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The Mexican Branch carries out its transactions in foreign currencies and its Parent Company is also located abroad. The accounting policies applied are described in Note 2 to the financial statements. In view of the foregoing, it is not required to recognize the impact of inflation in Mexico on these financial statements.

        As mentioned in Notes 2.1 and 8 to the financial statements, starting January 1, 2000, the Branch adopted the guidelines of the new Bulletin D-4 "Accounting Treatment of Income Tax, Assets Tax and Employee Statutory Profit-Sharing".

        In our opinion, the aforementioned financial statements, stated in Mexican pesos, present fairly, in all material respects, the assets, liabilities and equity accounts assigned (Note 1 to the financial statements) to P.M.I. Trading Limited Mexican Branch, as of December 31, 2000 and 1999, and the income and expenses, changes in equity and changes in financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ MANUEL GARCIA BRAÑA Manuel Garcia Braña Public Accountant

F/A-4

REPORT OF THE INDEPENDENT ACCOUNTANT
(Translated from the original issued in Spanish)

Mexico City, March 25, 1999

To the Stockholders' Meeting of
P.M.I. Trading Limited Mexican Branch:

        We have audited the accompanying balance sheets of P.M.I. Trading Limited Mexican Branch, as of December 31, 1998 and 1997, and the related statements of income and expenses, changes in equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Branch's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The Mexican Branch carries out its transactions in foreign currencies and its Parent Company is also located abroad. The accounting policies applied are described in Note 2 to the financial statements. In view of the foregoing, it is not required to recognize the impact of inflation in Mexico on these financial statements.

        In our opinion, the aforementioned financial statements, stated in Mexican pesos, present fairly, in all material respects, the assets, liabilities and equity accounts assigned (Note 1 to the financial statements) to P.M.I. Trading Limited Mexican Branch, as of December 31, 1998 and 1997, and the income and expenses, changes in equity and changes in financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ MANUEL GARCIA BRAÑA Manuel Garcia Braña Public Accountant

F/A-5

Report of Independent Accountants

To the Board of Directors of
P.M.I. Holdings North America, Inc.

        In our opinion, the accompanying balance sheet and the related statements of income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of P.M.I. Holdings North America, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of operating and general expenses for the years ended December 31, 2000 and 1999 on page 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplemental information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP

February 2, 2001

F/A-6

Report of Independent Accountants

Board of Directors
P.M.I. Holdings North America, Inc.

        In our opinion, the accompanying balance sheet and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of P.M.I. Holdings North America, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, in conformity with the generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of operating and general expenses for the years ended December 31, 1998 and 1997 on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplemental information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP

Houston, Texas
January 29, 1999

F/A-7

To the Management and the
Shareholder of
P.M.I. Holdings N.V.
Curaçao

Auditor's report

        We have audited the accompanying balance sheet of P.M.I. Holdings N.V., Curaçao, as at December 31, 2000 and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with United States Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000, and of the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

Curaçao, March 22, 2001

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

F/A-8

To the Management and the
Shareholder of
P.M.I. Holdings N.V.
Curaçao

Auditor's report

        We have audited the accompanying balance sheet of P.M.I. Holdings N.V., Curaçao, as at December 31, 1999 and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with United States Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999, and of the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

Curaçao, March 17, 2000

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

F/A-9

To the Management and the
Shareholder of
P.M.I. Holdings N.V.
Curaçao

Auditor's report

        We have audited the accompanying consolidated balance sheet of P.M.I. Holdings N.V. as at December 31, 1998 and the related consolidated statements of income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with United States Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998, and of the consolidated results of its operations and cash flows for the year then ended in accordance with International Accounting Standards.

Curaçao, May 4, 1999

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

F/A-10

To the Board of Directors and the Shareholder of
P.M.I. Holdings B.V., Amsterdam

Auditors' report

Introduction

        In accordance with your instructions we have audited the financial statements of P.M.I. Holdings B.V., Amsterdam, for the year ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2000 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in part 2, Book 2 of the Netherlands Civil Code.

Amsterdam, April 17, 2001

/s/ PRICEWATERHOUSECOOPERS N.V. PricewaterhouseCoopers N.V.

F/A-11

To the Board of Directors and the Shareholder of
P.M.I. Holdings B.V., Amsterdam

Auditors' report

Introduction

        In accordance with your instructions we have audited the financial statements of P.M.I. Holdings B.V., Amsterdam, for the year ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 1999 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in part 2, Book 2 of the Netherlands Civil Code.

Amsterdam, May 10, 2000

/s/ PRICEWATERHOUSECOOPERS N.V. PricewaterhouseCoopers N.V.

F/A-12

To the Board of Directors and the Shareholder of
P.M.I. Holdings B.V., Amsterdam

Auditors' report

Introduction

        In accordance with your instructions we have audited the financial statements of P.M.I. Holdings B.V., Amsterdam, for the year ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 1998 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in part 2, Book 2 of the Netherlands Civil Code.

Amsterdam, March 24, 1999

/s/ PRICEWATERHOUSECOOPERS N.V. PricewaterhouseCoopers N.V.

F/A-13

REPORT OF THE INDEPENDENT ACCOUNTANT
(Translated from the original issued in Spanish)

Mexico City, March 23, 2001

To the Stockholders' Meeting of
P.M.I. Norteamérica, S.A. de C.V.:

        We have audited the accompanying balance sheets of P.M.I. Norteamérica, S.A. de C.V., as of December 31, 2000 and 1999, and the related statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The Company carries out its transactions in foreign currencies and its activity is in the United States of America. The accounting policies applied are described in Note 2 to the financial statements. In view of the foregoing, it is not required to recognize the impact of inflation in Mexico on these financial statements.

        As mentioned in Note 2g to the financial statements, starting January 1, 2000, the Company adopted the guidelines of the new Bulletin D-4 "Accounting Treatment of Income Tax, Assets Tax and Employee Statutory Profit-Sharing".

        In our opinion, the aforementioned financial statements, stated in Mexican pesos, present fairly, in all material respects, the financial position of P.M.I. Norteamérica, S. A. de C. V., as of December 31, 2000 and 1999, and the results of its operations, changes in stockholders' equity and changes in financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ MANUEL GARCIA BRAÑA Manuel Garcia Braña Public Accountant

F/A-14

REPORT OF THE INDEPENDENT ACCOUNTANT
(Translated from the original issued in Spanish)

Mexico City, March 19, 1999

To the Stockholders' Meeting of
P.M.I. Norteamérica, S.A. de C.V.:

        We have audited the accompanying balance sheets of P.M.I. Norteamérica, S.A. de C.V., as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The Company carries out its transactions in foreign currencies and its activity is in the United States of America. The accounting policies applied are described in Note 2 to the financial statements. In view of the foregoing, it is not required to recognize the impact of inflation in Mexico on these financial statements.

        In our opinion, the aforementioned financial statements, stated in Mexican pesos, present fairly, in all material respects, the financial position of P.M.I. Norteamérica, S. A. de C. V., as of December 31, 1998 and 1997, and the results of its operations, changes in stockholders' equity and changes in financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ FRANCISCO J. HERNANDEZ F. Francisco J. Hernández F. Public Accountant

F/A-15

REPORT OF THE INDEPENDENT ACCOUNTANT
(Translated from the original issued in Spanish)

Mexico City, March 5, 2001

To the Stockholders' Meeting of
P.M.I. Marine Limited Mexican Branch:

        We have audited the accompanying balance sheets of P.M.I. Marine Limited Mexican Branch, as of December 31, 2000 and 1999, and the related statements of income and expenses, changes in equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Branch's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The Mexican Branch carries out its transactions in foreign currencies and its Parent Company is also located abroad. The accounting policies applied are described in Note 2 to the financial statements. In view of the foregoing, it is not required to recognize the impact of inflation in Mexico on these financial statements.

        As mentioned in Notes 2g and 7 to the financial statements, starting January 1, 2000, the Branch adopted the guidelines of the new Bulletin D-4 "Accounting Treatment of Income Tax, Assets Tax and Employee Statutory Profit-Sharing".

        In our opinion, the aforementioned financial statements, stated in Mexican pesos, present fairly, in all material respects, the assets, liabilities and equity accounts assigned (Note 1 to the financial statements) to P.M.I. Marine Limited Mexican Branch, as of December 31, 2000 and 1999, and the income and expenses, changes in equity and changes in financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ MANUEL GARCIA BRAÑA Manuel Garcia Braña Public Accountant

F/A-16

REPORT OF THE INDEPENDENT ACCOUNTANT
(Translated from the original issued in Spanish)

Mexico City, March 5, 1999

To the Stockholders' Meeting of
P.M.I. Marine Limited Mexican Branch:

        We have audited the accompanying balance sheets of P.M.I. Marine Limited Mexican Branch, as of December 31, 1998 and 1997, and the related statements of income and expenses, changes in equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Branch's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The Mexican Branch carries out its transactions in foreign currencies and its Parent Company is also located abroad. The accounting policies applied are described in Note 2 to the financial statements. In view of the foregoing, it is not required to recognize the impact of inflation in Mexico on these financial statements.

        In our opinion, the aforementioned financial statements, stated in Mexican pesos, present fairly, in all material respects, the assets, liabilities and equity accounts assigned (Note 1 to the financial statements) to P.M.I. Marine Limited Mexican Branch, as of December 31, 1998 and 1997, and the income and expenses, changes in equity and changes in financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ MANUEL GARCIA BRAÑA Manuel Garcia Braña Public Accountant

F/A-17

To the Board of Directors and the Shareholder of
P.M.I. Services B.V., Amsterdam

Auditors' report

Introduction

        In accordance with your instructions we have audited the financial statements of P.M.I. Services B.V., Amsterdam, for the year ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2000 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in part 2, Book 2 of the Netherlands Civil Code.

Amsterdam, March 21, 2001

/s/ PRICEWATERHOUSECOOPERS N.V. PricewaterhouseCoopers N.V.

F/A-18

To the Board of Directors and the Shareholder of
P.M.I. Services B.V., Amsterdam

Auditors' report

Introduction

        In accordance with your instructions we have audited the financial statements of P.M.I. Services B.V., Amsterdam, for the year ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 1999 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in part 2, Book 2 of the Netherlands Civil Code.

Amsterdam, March 28, 2000

/s/ PRICEWATERHOUSECOOPERS N.V. PricewaterhouseCoopers N.V.

F/A-19

To the Board of Directors and the Shareholder of
P.M.I. Services B.V., Amsterdam

Auditors' report

Introduction

        In accordance with your instructions we have audited the financial statements of P.M.I. Services B.V., Amsterdam, for the year ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 1998 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in part 2, Book 2 of the Netherlands Civil Code.

Amsterdam, March 19, 1999

/s/ PRICEWATERHOUSECOOPERS N.V. PricewaterhouseCoopers N.V.

F/A-20

Report of Independent Accountants

To the Board of Directors of
P.M.I. Services North America, Inc.

        In our opinion, the accompanying balance sheet and the related statements of income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of P.M.I. Services North America, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of operating and general expenses for the years ended December 31, 2000 and 1999 on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP

February 2, 2001

F/A-21

Report of Independent Accountants

Board of Directors of
P.M.I. Services North America, Inc.:

        In our opinion, the accompanying balance sheet and the related statements of income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of P.M.I. Services North America, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of operating and general expenses for the years ended December 31, 1998 and 1997 on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP

Houston, Texas
January 29, 1999

F/A-22

February 25, 2000

Auditors' Report

To the Shareholder of
Kot Insurance Company Ltd.

        We have audited the balance sheet of Kot Insurance Company Ltd. as at December 31, 1999 and the statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in Bermuda and Canada, which are substantially similar to auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Bermuda and Canada.

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

Chartered Accountants

MAILING ADDRESS: PO BOX HM 1171, Hamilton, Bermuda HM EX.

A list of partners can be obtained from the above address

F/A-23

March 4, 1999

Auditors' Report

To the Shareholder of
Kot Insurance Company Ltd.

        We have audited the balance sheet of Kot Insurance Company Ltd. as at December 31, 1998 and the statements of earnings and retained earnings and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in Bermuda and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in Bermuda and Canada.

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

Chartered Accountants

MAILING ADDRESS: PO BOX HM 1171, Hamilton, Bermuda HM EX.

A list of partners can be obtained from the above address

F/A-24

QuickLinks

TABLE OF CONTENTS
CONSOLIDATED STRUCTURE OF PEMEX
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
SELECTED FINANCIAL DATA (AS RESTATED)
Selected Financial Data of PEMEX (As Restated)
Selected Financial Data of PEMEX (As Restated) (continued)
EXCHANGE RATES
RISK FACTORS
HISTORY AND DEVELOPMENT
PIDIREGAS Capital Expenditures
PIDIREGAS Approved Budget Capital Expenditures
Non-PIDIREGAS Capital Expenditures (1)
BUSINESS OVERVIEW
Infrastructure of PEMEX
Crude Oil and Condensate Reserves (including natural gas liquids)(1)
Dry Gas Reserves
Crude Oil Distribution
Refining Capacity by Production Process
Pemex-Refining Production
Value of Domestic Sales(1)
Volume of Domestic Sales
Natural Gas Processing and Production(1)
Processing Capacity
Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)
Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)
Pemex-Petrochemicals Production
Value of Domestic Sales(1)
Crude Oil Exports by Country
Composition and Geographic Distribution of Crude Oil Export Sales
Volume of Exports and Imports
Value of Exports and Imports
Imports and Exports of Selected Refined Products
Imports and Exports of Selected Petrochemicals
GENERAL REGULATORY FRAMEWORK
ENVIRONMENTAL REGULATION
Pemex-Exploration and Production
Pemex-Refining
Pemex-Gas and Basic Petrochemicals
Pemex-Petrochemicals
TRADE REGULATIONS AND EXPORT AGREEMENTS
TAXES AND DUTIES
UNITED MEXICAN STATES
Party Representation in Congress
Real GDP Growth by Sector
1999 Results; and Preliminary 2000 and First Quarter 2001 Results; 2001 Budget Assumptions and Targets
Net Internal Public Debt
Summary of External Public Debt(1) By Type
By Currencies(3)
Total Indebtedness and Sales of Receivables of PEMEX
Petróleos Mexicanos—Directors and Executive Officers
Pemex-Exploration and Production—Directors and Executive Officers
Pemex-Refining—Directors and Executive Officers
Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers
Pemex-Petrochemicals—Directors and Executive Officers
DOCUMENTS ON DISPLAY
Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2000 (1)
Quantitative Disclosure of Market Risk (Interest Rate Risk) as of December 31, 2000(1) Derivative financial instruments held or issued for purposes other than trading
SIGNATURE
CERTIFICATIONS
CERTIFICATIONS
INDEX TO FINANCIAL STATEMENTS
REPORT OF THE INDEPENDENT AUDITORS
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 and 1999 (In thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998 (In thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998 (In thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998 (In thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2000, 1999 and 1998 (In thousands of pesos and thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION BALANCE SHEET As of December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION BALANCE SHEET As of December 31, 1999
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF OPERATIONS For the year ended December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF OPERATIONS For the year ended December 31, 1999
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF OPERATIONS For the year ended December 31, 1998
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 1999
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 1998
BALANCE SHEET As of December 31, 2000
BALANCE SHEET As of December 31, 1999
STATEMENT OF OPERATIONS For the year ended December 31, 2000
STATEMENT OF OPERATIONS For the year ended December 31, 1999
STATEMENT OF OPERATIONS For the year ended December 31, 1998
STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 2000
STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 1999
STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 1998
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS For the Years Ended December 31, 2000, 1999 and 1998
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999 (in thousands of constant pesos as of December 31, 2000)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (In thousands of constant pesos as of December, 31, 2000)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (In thousands of constant pesos as of December 31, 2000)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS For the Years Ended December 31, 2000, 1999 and 1998 (In thousands of constant pesos as of December 31, 2000)
APPENDIX Reports of Other Independent Accountants
Report of Independent Accountants