Form 20-F/A
period 2000-12-31
MEXICAN PETROLEUM
filed 2002-12-02
CIK 932782

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 2, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

AMENDMENT NO. 2 TO ANNUAL REPORT
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

                                                                                                          Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☒

EXPLANATORY NOTE

        This amended annual report dated December 2, 2002 has been prepared to revise adjustments related to exploration and drilling costs, and corresponding disclosure, in the reconciliation of the consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively, "PEMEX") as of, and for the years ended, December 31, 2000, 1999 and 1998 to United States generally accepted accounting principles ("U.S. GAAP"). The revisions to the adjustments related to exploration and drilling costs affect (i) PEMEX's income for the years ended December 31, 2000, 1999 and 1998 in accordance with U.S. GAAP, (ii) PEMEX's comprehensive income for the years ended December 31, 2000, 1999 and 1998, (iii) PEMEX's equity at each of the years ended December 31, 2000, 1999 and 1998 in accordance with U.S. GAAP, and (iv) other corresponding line items and disclosures in this Form 20-F/A relating to the reconciliation of PEMEX's financial statements to U.S. GAAP. Adjustments related to exploration and drilling costs were originally made in an amendment to Petróleos Mexicanos' annual report on Form 20-F/A for the fiscal year ended December 31, 2000, filed November 15, 2002. In addition, other minor corrections have been made to the unaudited supplementary price level adjusted financial information. The amendment filed as of the date hereof does not affect (i) PEMEX's income in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"), (ii) PEMEX's statements of operations, statements of changes in equity or statements of changes in financial position for the years ended December 31, 2000, 1999 and 1998 under Mexican GAAP, or (iii) PEMEX's balance sheet or equity at December 31, 2000 or 1999 under Mexican GAAP.

        Petróleos Mexicanos believes that these changes are not material to its financial condition, operations or prospects.

        Except as described above, no change has been made to the amendment to Petróleos Mexicanos' annual report on Form 20-F/A for the fiscal year ended December 31, 2000, filed November 15, 2002. The filing of this amended annual report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to November 15, 2002.

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

  •
  Repsol Derivative Transactions—At the end of 1999, we entered into a series of transactions intended to unwind the call and put options (or "collar") on an equity swap based on shares of Repsol YPF, S.A., which we refer to as Repsol. A portion of the amount which was required to be paid in order to unwind the collar was paid in December 1999, with the remaining commitment not paid until February 2000. Previously, the unpaid portion of this transaction was not recorded as an accrued liability at year-end 1999, and the expense related to this unpaid portion was not recognized until 2000. However, under Mexican generally accepted accounting principles (GAAP) Bulletin A-3, "Realization and Accounting Period," and Bulletin C-12, "Contingencies and Commitments," issued by the Mexican Institute of Public Accountants, the liability associated with this unpaid portion should have been accrued at year-end 1999, and the related expense recognized in 1999 rather than 2000. As a result, we have restated the Financial Statements as of and for the years ended December 31, 2000 and 1999 to recognize the liability associated with this transaction at year-end 1999.

        In addition to these adjustments, we have restated the reconciliation of income and equity to U.S. GAAP to include the adjustments described above and to correct other errors relating to exploration and drilling costs, Repsol investment securities and accrued vacation.

  •
  Exploration and Drilling Costs—With respect to exploration and drilling costs, accumulated equity amounts related to such costs for the three years ended December 31, 2000 have been restated

    under U.S. GAAP to reflect accumulated capital charges arising in prior periods in respect of unsuccessful development wells. Previously, due to classification discrepancies, certain capital charges related to developmental wells had not been included as a difference in equity between U.S. GAAP and Mexican GAAP. The accumulated equity amounts have also been revised to eliminate portions of the specific oil field exploration and drilling reserve accumulated under Mexican GAAP for future drilling costs and not fully reversed in prior periods for U.S. GAAP purposes. In addition, annual income amounts related to exploration and drilling have been revised for 1998 and 1999 to consider the application of additional financing costs, thus decreasing U.S. GAAP income. The annual income amount for 2000 has been revised to consider additional exploration costs related to PIDIREGAS wells.

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

Selected Financial Data of PEMEX (As Restated)

	Year Ended December 31,(1)(2)
	1996	1997	1998	1999	2000	2000(3)
	(in millions of pesos or U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican GAAP:
Net sales(4)	Ps. 231,993	Ps. 264,030	Ps. 256,987	Ps. 334,814	Ps. 468,268	$48,920
Total revenues(4)	235,820	269,507	265,749	344,979	478,688	50,008
Total revenues net of the IEPS Tax	216,053	231,779	199,894	256,630	409,132	42,742
Operating income	160,600	166,619	140,299	187,669	274,057	28,631
Income (loss) for the period	15,628	7,133	(11,588)	(21,157)	(19,710)	(2,059)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican GAAP:
Cash and cash equivalents	18,000	17,429	14,631	23,987	27,827	2,907
Total assets	307,834	339,452	416,691	482,248	563,468	58,865
Long-term debt	42,535	56,339	87,615	83,127	104,370	10,903
Total long-term liabilities	96,712	132,814	206,728	236,599	317,096	35,509
Equity	151,565	153,123	167,138	161,469	150,605	15,734
Amounts in accordance with U.S. GAAP:
Net sales(5)	212,226	226,302	191,132	246,465	398,711	41,653
Operating income(5)	134,569	129,595	73,583	106,024	208,862	21,820
Income (loss) for the period	9,364	9,177	(27,364)	(15,370)	(16,697)	(1,744)
Total assets	233,616	257,251	283,540	362,947	434,743	45,417
Equity (deficit)	65,042	59,951	29,735	12,904	(13,567)	(1,417)
Other Financial Data
Amounts in accordance with Mexican GAAP:
Depreciation and amortization	11,265	11,482	15,697	23,941	26,061	2,723
Investments at cost(6)	18,095	28,109	43,936	40,497	76,233	7,964
Ratio of earnings to fixed charges:
Mexican GAAP(7)	2.84	1.54	—	—	—	—
U.S. GAAP(7)	2.08	1.81	—	—	—	—

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
(7)
Under U.S. GAAP, earnings for the years ended December 31, 1998, 1999 and 2000 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 21,076 million for 1998, Ps. 5,253 million for 1999 and Ps. 624 million for 2000. Under Mexican GAAP, earnings for the years ended December 31, 1998, 1999 and 2000 were insufficient to cover fixed charges; the amount by which fixed charges exceeded earnings was Ps. 5,020 million for 1998, Ps. 11,310 million for 1999 and Ps. 4,092 million for 2000.

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
	(in millions of constant 2000 pesos)
Unaudited Price-level Adjusted Information
Income Statement Data
Amounts in accordance with U.S. GAAP:
Net sales(1)	Ps. 348,094	Ps. 253,602	Ps. 280,497	Ps. 414,430
Total revenues(1)	357,025	264,006	288,746	424,350
Net Income (Loss)	22,333	(19,005)	(20,180)	(35,030)
Balance Sheet Data (end of period)
Amounts in accordance with U.S. GAAP:
Cash and cash equivalents	25,299	17,906	26,136	27,827
Total assets	465,442	495,510	531,722	565,632
Long-term debt	81,779	107,225	90,575	104,370
Total long-term liabilities	194,068	256,008	278,804	342,357
Total Equity	182,358	172,558	160,885	127,011

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

  Repsol Derivative Transactions

        At the end of 1999, we entered into a series of transactions intended to unwind a collar on an equity swap based on Repsol shares, as described in Note 10 to the Financial Statements. A portion of the amount which was required to be paid in order to unwind the collar was paid in December 1999, with the remaining commitment not paid until February 2000. Previously, the unpaid portion of this transaction was not recorded as an accrued liability at year-end 1999, and the expense related to this unpaid portion was not recognized until 2000. However, under Mexican GAAP Bulletin A-3 and Bulletin C-12, the liability associated with this unpaid portion should have been accrued at year-end 1999, and the related expense recognized in 1999 rather than 2000. As a result, we have restated the Financial Statements as of and for the years ended December 31, 2000 and 1999 to recognize the liability associated with this transaction at year-end 1999.

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

        In addition, annual income amounts related to exploration and drilling have been revised for 1998 and 1999 to consider the application of additional financing costs, thus decreasing U.S. GAAP income. The annual income amount of 2000 has been revised to consider additional exploration costs related to PIDIREGAS wells.

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

	Year ended December 31,
	1996	1997	1998	1999	2000
	(in millions of pesos)
Income (loss) for the year, as originally reported, under U.S. GAAP	Ps. 10,231	Ps. 10,001	Ps. (25,873)	Ps. (13,012)	Ps. (12,708)
Adjustments due to recognition of dismantlement and abandonment costs(1)	(867)	(813)	(1,449)	(1,321)	(1,201)
Adjustments related to exploration and drilling costs			5	(659)	(2,622)
Adjustments related to accrued vacation		(11)	(48)	(378)	(166)

Income (loss) for the year, as restated, under U.S. GAAP	Ps. 9,364	Ps. 9,177	Ps. (27,364)	Ps. (15,370)	Ps. (16,697)

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

	Year ended December 31,
	1998		1999		2000
	(in millions of pesos)
Comprehensive income (loss) for the year, as originally reported, under U.S. GAAP	Ps.	(24,157)	Ps.	(9,936)	Ps.	(19,866)
Adjustments due to recognition of dismantlement and abandonment costs(1)		(1,449)		(1,321)		(1,201)
Adjustments for Repsol derivative transactions and Repsol investment securities		—		412		3,236
Adjustments related to exploration and drilling costs		5		(659)		(2,622)
Adjustments related to accrued vacation		(48)		(378)		(166)

Comprehensive income (loss) for the year, as restated, under U.S. GAAP	Ps.	(25,648)	Ps.	(11,882)	Ps.	(20,619)

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

	Year ended December 31,
	1996		1997		1998		1999		2000
	(in millions of pesos)
Equity at year end, as originally reported, under U.S. GAAP	Ps.	69,257	Ps.	62,003	Ps.	30,070	Ps.	16,159	Ps.	(9,348)
Adjustments due to recognition of dismantlement and abandonment costs(1)		(4,215)		(5,028)		(6,477)		(7,798)		(8,999)
Adjustments for Repsol derivative transactions and Repsol investment securities								412		5,679
Adjustments related to accrued vacation				(11)		(59)		(437)		(603)
Adjustments related to exploration and drilling costs				2,987		6,201		4,568		(296)

Equity at year end, as restated, under U.S. GAAP	Ps.	65,042	Ps.	59,951	Ps.	29,735	Ps.	12,904	Ps.	(13,567)

Note:    Numbers may not total due to rounding

(1)
The adjustment related to dismantlement and abandonment costs recognized for Mexican GAAP purposes is also an adjustment for U.S. GAAP purposes and, therefore, has been considered in this table.

Source:    PEMEX's restated financial statements.

  Income and Equity under U.S. GAAP (As Restated)

        For the year ended December 31, 2000, PEMEX's loss under U.S. GAAP was approximately Ps. 16.7 billion, representing a Ps. 3.0 billion decrease from the loss recorded under Mexican GAAP. For the year ended December 31, 1999, PEMEX's loss under U.S. GAAP was approximately Ps. 15.4 billion, representing a Ps. 5.8 billion decrease from the loss recorded under Mexican GAAP and for the year ended December 31, 1998, PEMEX reported a loss under U.S. GAAP of approximately

Ps. 27.4 billion. The adjustments to Mexican GAAP income resulted largely from the treatment of Ps. 10.4 billion and Ps. 9.5 billion of fixed assets depreciation in 2000 and 1999, and Ps. 19.8 billion of foreign exchange losses in 1998.

        PEMEX's equity under U.S. GAAP was approximately Ps. (13.6) billion at December 31, 2000 as compared to Ps. 12.9 billion at December 31, 1999. The decrease in equity under U.S. GAAP in 2000 as compared to 1999 reflected a Ps. 10.9 billion decrease in equity for 2000 under Mexican GAAP due mainly to the loss recorded for the year and U.S. GAAP adjustments for inflation accounting and post-retirement benefits, which increased by Ps. 12.0 billion and Ps. 5.8 billion, respectively. These adjustments were only partially offset by a Ps. 10.4 billion decrease in fixed-assets depreciation. For a further discussion of these and other adjustments, see Note 18 to the Financial Statements.

        In 1998, PEMEX adopted SFAS No. 130 "Reporting Comprehensive Income." Under U.S. GAAP, PEMEX's comprehensive loss was Ps. (20,619) million, Ps. (11,882) million, and Ps. (25,648) million in 2000, 1999 and 1998, respectively. The other accumulated comprehensive income for 2000, 1999 and 1998 was Ps. 5,086 million, Ps. 9,008 million and Ps. 5,520 million, respectively.

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
	Business experience: Corporate Director of Finance and Planning of Desarrolladora Metropolitana, S.A. de C.V. and Secretary of the Ministry of Finance of the State of Guanajuato	2001
Mr. Santiago Levy Algazi	Director and Director General of the Mexican Institute for Social Security Born: 1956 Business experience: President of the Federal Competition Commission and Undersecretary of Disbursements of the Ministry of Finance and Public Credit	2001
Mr. Luis Ernesto Derbez Bautista	Director and Secretary of the Ministry of Economy Born: 1947 Business experience: Economic Program Coordinator of President Vicente Fox and Professor of the Graduate School of Administration of the Technological Institute of Superior Studies in Monterrey ITESM	2001
Mr. Pedro Cerisola y Weber	Director and Secretary of the Ministry of Communications and Transportation Born: 1949 Other directorships: Chairman of the board of directors of Aeropuertos y Servicios Auxiliares; Chairman of the board of directors of Caminos y Puentes Federales de Ingresos y Servicios Conexos; Director of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Chairman of the board of directors of Telecom; Chairman of the board of directors of Servicio Postal Mexicano	2001

Mr. José Francisco Gil Díaz	Director and Secretary of the Ministry of Finance and Public Credit Born: 1943 Business experience: Director General of Avantel; Deputy Governor of Banco de México and Undersecretary of the Ministry of Finance and Public Credit	2001
Mr. Ramón Hernández Toledo	Director and Union Representative Born: 1937 Business experience: Field supervisor and Other positions in PEMEX	1992
Mr. Pablo Pavón Vinales	Director and Union Representative Born: 1945 Business experience: Other positions in PEMEX	1992
Mr. Ricardo Aldana Prieto	Senator and Union Representative Born: 1954 Business experience: General Secretary of Section 40 of the Union	2001
Mr. Alejandro Sánchez Narváez	Director and Union Representative Born: 1952 Business experience: Other positions in PEMEX	2001
Mr. Mario Martínez Aldana	Director and Union Representative Born: 1952 Business experience: Other positions in PEMEX	2001
Mr. Raúl Muñoz Leos	Director General Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Juan José Suárez Coppel	Corporate Director of Finance Born: 1959 Business experience: Chief of Staff of the Secretary of the Ministry of Finance and Public Credit; Corporate Treasury Director of Grupo Televisa; and Director of the Derivatives Trading Desk in Banco Nacional de México S.A.	2001

Mr. Emilio Marco Aguilar	Deputy Director of Programming and Budget Born: 1952 Business experience: Associate Managing Director of Budgeting; Associate Managing Director of Operation and Results Evaluation and Deputy Manager of Analysis and Evaluation	1996
Mr. Cristobal S. Gutiérrez Ponce	Deputy Director of Financial Information Systems Born: 1954 Other directorships: Director of Servicios Aéreos Especializados Mexicanos, S.A. de C.V. Business experience: General accountant of Lance, S.A. de C.V.; Associate Managing Director of Accounting of P.M.I. Comercio Internacional, S.A. de C.V. and Associate Managing Director of Accounting of Petróleos Mexicanos	1998
Mr. Gustavo Rovirosa Renero	Deputy Director of the Assets Streamlining Unit Born: 1939 Business experience: Commissary of the General Comptroller's Office; Director of Administrative Services and Advisor of the Director General of Aseguradora Hidalgo, S.A.	2000
Mr. Jorge Lanz de la Isla	Deputy Director of Finance and Treasury Born: 1952 Business experience: Director General of Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. and Director General of Servicios Aeroportuarios del Sureste, S.A. de C.V.	2000
Mr. Julio Camelo Martínez	Corporate Director of Administration Born: 1937 Business experience: Undersecretary of Planning of the Ministry of Public Education; Undersecretary of Planning of the Ministry of Agrarian Reform and Municipal President of Monterrey	2001
Mr. Julio Pindter González	Deputy Director of Labor Relations Born: 1931 Business experience: Superintendent of Personal Integration, Deputy Manager and Associate Managing Director of Personnel of Petróleos Mexicanos	1993

(Vacant)	Deputy Director of Services
Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Medical Services Born: 1943 Business experience: Deputy Manager of Administration of Petróleos Mexicanos and Associate Managing Director of Medical Services of Petróleos Mexicanos	2000
Mr. Rafael Fernández de la Garza	Corporate Director of Industrial Safety and Environmental Protection Born: 1948 Business experience: Chief of Engineering of the Carboelectric Central Facility of Río Escondido and Manager and Chief of Engineering of the of the Nucleoelectrical Central Facility of Laguna Verde	1997
Mr. Roberto Osegueda Villaseñor	Corporate Director for Strategic Planning Born: 1938 Business experience: Attorney of OMV, Ingeniería Comercial, S.A. de C.V.; Director General of Grupo Solus, S.A. de C.V. and Coordinator of the Corporate Planning Unit of Petróleos Mexicanos	2001
Mr. Pedro Carlos Gómez Flores	Deputy Director of Sector Relations Born: 1951 Business experience: Deputy Director of Natural Gas and Sulphur of Pemex-Gas and Basic Petrochemicals, Deputy Director of Distribution of Pemex-Refining and Deputy Director of Strategic Planning of Petróleos Mexicanos	2001
Mr. José Antonio Ceballos Soberanis	Corporate Director of Operations Born: 1943 Business experience: Deputy Director of Trading of Pemex-Refining and Director General of Pemex-Exploration and Production	2001
Mr. Othón Canales Treviño	Corporate Director for Competitiveness and Innovation Born: 1952 Business experience: Director General of Quimi-Corp Internacional, S.A. de C.V.; Director General of Othón Canales Ingenieros, S.C. and Deputy Director of Resistol, S.A.	2001

Mr. Andrés Moreno Fernández	Corporate Director of Engineering and Project Development Born: 1938 Other directorships: Chairman of the board of directors of Lumbreras y Túneles, S.A. de C.V. Business experience: Director General of Construction and Hydraulic Operation of the Department of the Federal District; Deputy Director of Construction of the Federal Electricity Commission	2001
Mr. Ernesto Ríos Montero	Deputy Director of Engineering Born: 1936 Business experience: Plant Manager of Síntesis Orgánicas, S.A., Executive Vice President of Grupo Bufete Industrial and Director of Consultoría Empresarial Ejecutiva	2001
Mr. Jorge Alberto Aguilar López	Deputy Director of Contracting Born: 1956 Business experience: Project Director of Grupo México and Manager of Financial Planning of the Federal Electricity Commission	2001
Mr. Renato Valle Fabela	Deputy Director of Industrial Plant Projects Born: 1946 Business experience: Advisor of design, construction, supervision and mounting of electromechanical equipment of hydraulic works in the National Water Commission and Manager of Thermolectrical Construction Projects of the Federal Electricity Commission	2001
Mr. Gerardo Rueda Rábago	Corporate General Comptroller Born: 1937 Business experience: Manager of Auditing; Manager of Budget and Accounting and Director of the Comptroller's Office of Banco de México	1997
(Vacant)	Deputy Comptroller of Evaluation and Control
Mr. Manuel Vázquez Bustillos	Deputy Comptroller of Auditors Born: 1939 Business experience: General Comptroller of the Ministry of Energy; General Comptroller of the Institute of Security and Social Services of Government Employees and Associate Managing Director of Supervision of Entities and Affiliates of Petróleos Mexicanos	1997

Mr. Salvador Gómez Ávila	Corporate Auditor of Industrial Safety and Environmental Protection Born: 1943 Business experience: Associate Managing Director of Strategic Planning and Deputy Director of Planning of Pemex-Petroquímica	1998
Mr. Melchor de los Santos Ordóñez	Executive Coordinator Born: 1950 Business experience: Senator; Director of Delegations of Banco Nacional de Obras y Servicios Públicos, S.N.C. and President of the Autonomous University of Coahuila	2001
Mr. Moisés Ithuriel Orozco García	Executive Advisor to the Director General Born: 1968 Business experience: Advisor of the Coordinator of the Corporate Planning Unit; Advisor to the Director General and Executive Coordinator of the Direction General of Petróleos Mexicanos	2001

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Raúl Muñoz Leos	Director, Chairman of the board of directors of Pemex-Exploration and Production (refer to Petróleos Mexicanos) Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Armando Leal Santa Ana	Director (refer to Pemex-Refining)	2001
Mr. Marcos Ramírez Silva	Director (refer to Pemex-Gas and Basic Petrochemicals)	1996
(Vacant)	Director (refer to Pemex-Petrochemicals)
Mr. Carlos Hurtado López	Director and Undersecretary of Disbursements of the Ministry of Finance and Public Credit Business experience: Coordinator of Advisors in Economic and Social Development Matters; coordinator of advisors of the Ministry of Finance and Public Credit and Mexico's Representative of the Organization for Economic Co-operation and Development (OECD)	2001
Mr. Juan Antonio Bargés Mestres	Director and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1945 Other directorships: Director of Banco Nacional de Comercio Exterior, S.N.C. and Director of Nacional Financiera, S.N.C. Business experience: Director of Planning and Director General of Aeronaútica Civil	2001
Mr. Antonio Juan-Marcos Issa	Director and Coordinator of Advisors of the Director General of Petróleos Mexicanos Born: 1946 Business experience: Representative of Petróleos Mexicanos for Europe; Regional Director of the Ministry of Foreign Relations and Secretary of Finance of the Government of Coahuila	2001
Mr. Luis Fernando de la Calle Pardo	Director and Undersecretary of International Commercial Negotiations of the Ministry of Economy Born: 1957 Business experience: Economist in the World Bank; Minister of Commercial Affairs and Director of the Washington Office of the Ministry of Commerce and Industrial Development	2001

Mr. Luis Ramírez Corzo	Director General Born: 1948 Business experience: Mexican Petroleum Institute; Manager of DINA Vulcano, S.A. and Director General of Turbinas Solar, S.A. de C.V.	2001
Mr. Antonio Acuña Rosado	Director of Cantarell Project Born: 1938 Business experience: Deputy Director of Construction; Deputy Director of Technical Services and Deputy Director of the Northeastern Marine Region of Pemex-Exploration and Production	1998
(Vacant)	Deputy Director—Northeastern Marine Region
Mr. Maclovio Esteban Yáñez Mondragón	Deputy Director—North Region Born: 1948 Business experience: Head of the Technology Department (Southeastern Region); Associate Managing Director of Perforation and Well Maintenance (Marine Region) and Associate Managing Director of Perforation and Well Maintenance (South Region) of Pemex-Exploration and Production	1995
Mr. Héctor Leyva Torres	Deputy Director—Southwestern Marine Region Born: 1948 Other directorships: Director of Administración Portuaria Integral de Dos Bocas Business experience: Associate Managing Director of Production (Marine Region); Associate Managing Director of Production (Southern Region) and Deputy Director of the South Region of Pemex-Exploration and Production	1997
Mr. Miguel Angel Rivera Villaseñor	Deputy Director of Management and Finance Born: 1945 Business experience: Director General of the Metal Mechanical Industry and Capital Assets of the Ministry of Commerce and Industrial Development; Executive Coordinator of Programming and Financial Control and Deputy Director of Proceeds and Financial Programming	1995

Mr. Alfredo Eduardo Guzmán Baldizán	Executive Coordinator of Exploration Strategies Born: 1947 Business experience: Associate Managing Director of Exploración (Northern Region) and Associate Managing Director of Planning (Northern Region) of Pemex-Exploration and Production	1999
Mr. Carlos Rasso Zamora	Deputy Director of Drilling and Well Maintenance Born: 1946 Business experience: Inspector of Mines and Hydrocarbons of the Ministry of National Patrimony; Superintendent and Zone Manager in Petróleos Mexicanos	1997
Mr. Horacio Guevara Montalvo	Deputy Director of Planning Born: 1946 Business experience: Associate Managing Director of Evaluation and Information of Petróleos Mexicanos; Associate Managing Director of Planning and Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals	1997
Mr. Carlos A. Morales Gil	Deputy Director—South Region Born: 1954 Business experience: Associate Managing Director of Production (South Region); Associate Managing Director of Planning (South Region) and Associate Managing Director of Analysis and Investment Evaluation (South Region) of Pemex-Exploration and Production	1998
Mr. Guillermo Cruz Domínguez Vargas	Deputy Director of Technology and Professional Development Born: 1946 Business experience: Associate Managing Director of Production (South Region); Associate Managing Director of Planning (Marine Region) and Associate Managing Director of Planning of Pemex-Exploration and Production	1996
Mr. Pedro Silva López	Executive Director of Gas Strategic Program Born: 1953 Business experience: Associate Managing Director of Strategic Planning; Associate Managing Director of the Burgos Project (Northern Region) and Associate Managing Director of Planning (North Region) of Pemex-Exploration and Production	1999

Mr. Silvano Torres Xolio	Auditor of Industrial Safety and Environmental Protection Born: 1952 Business experience: Associate Managing Director of Industrial Safety and Environmental Protection, Deputy Manager of Industrial Safety and Environmental Protection and Superintendent of Industrial Safety and Environmental Protection of Pemex-Exploration and Production	1996
Mr. Alfredo Félix Díaz Casado	Internal Comptroller Born: 1934 Business experience: Chief of Auditing and delegate of the Institute of Security and Social Services for Government Workers	1999

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Raúl Muñoz Leos	Director, Chairman of the board of directors of Pemex Refining (refer to Petróleos Mexicanos) Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Luis Ramírez Corzo	Director (refer to Pemex-Exploration and Production)	2001
Mr. Marcos Ramírez Silva	Director (refer to Pemex-Gas and Basic Petrochemicals)	1996
(Vacant)	Director
Mr. Carlos Hurtado López	Director (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Director (refer to Pemex-Exploration and Production)	2001
Mr. Antonio Juan-Marcos Issa	Director (refer to Pemex-Exploration and Production)	2001
Juan Bueno Torio	Director and Undersecretary for the Small and Medium Enterprise of the Ministry of Economy Born: 1953 Other directorships: Director of Banco Nacional de Comercio Exterior, S.N.C.; Director of Centro de Investigación y Asesoría Tecnológica en Cuero y Calzado; Director of Nacional Financiera, S.N.C.; Director of Ocean Garden Products; Inc., Director of Consejo de Fomento Económico del D.F.; Director of Exportadores Asociados, S.A. de C.V.; Director of Ferrocarriles Nacionales	2001

Mr. Armando Leal Santa Ana	Director General Born: 1937 Other directorships: Director of Mexicana de Lubricantes, S.A. de C.V. Business Experience: Associate Managing Director of Production Control; Deputy Director of Production and Director General of Pemex Petrochemicals	2001
(Vacant)	Deputy Director of Production
Mr. Emilio Aguado Calvet(1)	Deputy Director of Trading Born: 1954 Business experience: Executive Coordinator of Planning of Petróleos Mexicanos; Deputy Director of Trading of Pemex Petrochemicals and Deputy Director of Planning of Pemex-Exploration and Production	1995
Mr. Guillermo Bert Meray	Deputy Director of Distribution Born: 1947 Business experience: Associate Managing Director of Storage and Distribution Terminals; Associate Managing Director of Supply and Operation and Associate Managing Director of Operation of Marine Terminals of Pemex Refining	1999
Mr. Rudy Omar Albertos Cámara	Deputy Director of Management and Finance Born: 1942 Business experience: Director General of Financial Resources of the Ministry of Public Education and Deputy Director of Administration and Finance of Pemex-Exploration and Production	1995
Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Planning and Evaluation Born: 1959 Business experience: Various positions in PEMEX	1994

Mr. Eduardo Vergara Cabrera	Deputy Director of Projects Born: 1944 Business experience: Associate Managing Director of Projects; Deputy Director of Industrial Plants of the Mexican Petroleum Institute and Deputy Director of Project Development of Pemex Refining	1996
Mr. Francisco Aparicio Varela	Internal Comptroller Born: 1946 Business experience: Director of Trading of Servicios Aeroportuarios del Sureste; Director of Projects of Trituradores Basálticos y Derivados, S.A. de C.V. and Coordinator of Refining and Petrochemicals of the Ministry of Energy	2001
Mr. Roberto Andrade Cruz	Auditor of Industrial Safety and Environmental Protection Born: 1942 Business experience: Superintendent of Evaluation; Associate Managing Director of Strategic Planning and Deputy Director of Technical Services of Pemex Refining	1998

(1)
Mr. Emilio Aguado Calvet is the brother-in-law of Mr. Eduardo Martinez del Rio, Director General of PMI.

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Raúl Muñoz Leos	Director, Chairman of the board of directors of Pemex-Gax and Basic Petrochemicals (refer to Petróleos Mexicanos) Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Luis Ramírez Corzo	Director (refer to Pemex-Exploration and Production)	2001
Mr. Armando Leal Santa Ana	Director (refer to Pemex-Refining)	2001
(Vacant)	Director (refer to Pemex-Petrochemicals)
Mr. Carlos Hurtado López	Director (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Director (refer to Pemex-Exploration and Production)	2001
Mr. Antonio Juan-Marcos Issa	Director (refer to Pemex-Exploration and Production)	2001
Mr. Angel Villalobos Rodríguez	Director and Coordinator of Advisors of the Secretary of Economy Born: 1958 Business experience: Manager of Economic Studies of Corporativo Vitro and Partner of Compass Consultores	2001
Mr. Marcos Ramírez Silva	Director General Born: 1957 Business experience: Commercial Director of Petroleum and Petrochemical Products of P.M.I. Comercio Internacional, S.A. de C.V.; Deputy Director of Planning and Operative Control and Deputy Director of Liquefied Gas and Basic Petrochemicals of Pemex Gas and Basic Petrochemicals	1996
Mr. Roberto Ramírez Soberón	Deputy Director of Planning Born: 1950 Business experience: Chief of Analysts of Banco de México and various positions in PEMEX	1997
Mr. Salvador García-Luna Rodríguez	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1959 Business experience: Deputy Manager of Residuals; Commercial Director of Petroleum Products and Commercial Director of Crude Oil of P.M.I. Comercio Internacional, S.A. de C.V.	1996

Mr. Luis Felipe Luna Melo	Deputy Director of Natural Gas Born: 1956 Business experience: Commercial representative in Tokyo and Deputy Manager of Analysis of P.M.I. Comercio Internacional, S.A. de C.V. and President of P.M.I. Norteamérica, S.A. de C.V.	1996
Mr. Jesús Alfredo Sánchez Sánchez	Deputy Director of Management and Finance Born: 1950 Business experience: Internal Comptroller of P.M.I. Comercio Internacional, S.A. de C.V.; Associate Managing Director of Financial Administration and Associate Managing Director of Treasury of Petróleos Mexicanos	1997
Mr. Armando Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Various positions in PEMEX	1996
Mr. Claudio Urencio Castro	Deputy Director of Pipelines Born: 1949 Business Experience: Director General of Programming and Budget of the Federal District Department; Director of Economic Research of Bancomer and General Director of Economic Analysis of the Ministry of Commerce and Industrial Development	1996
Mr. Francisco Ricardo Manzo García	Associate Managing Director of Industrial Safety and Environmental Protection Born: 1941 Business experience: Various positions in PEMEX	1997
Mr. Rene Ojeda Delgado	Internal Comptroller Born: 1953 Business experience: Advisor coordinator of the Ministry of Programming and Budget; Deputy Comptroller of the Ministry of Health and Deputy Comptroller of Auditing of the Ministry of Social Development	1999

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Raúl Muñoz Leos	Director, Chairman of the board of directors of Pemex-Petrochemicals (refer to Petróleos Mexicanos) Born: 1939 Business experience: Executive Vice President and President and Director General of Du Pont México, S.A. de C.V. Other Directorships: Director of AFORE Garante	2000
Mr. Luis Ramírez Corzo	Director (refer to Pemex-Exploration and Production)	2001
Mr. Armando Leal Santa Ana	Director (refer to Pemex-Refining)	2001
Mr. Marcos Ramírez Silva	Director (refer to Pemex-Gas and Basic Petrochemicals)	1996
Mr. Carlos Hurtado López	Director (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Director (refer to Pemex-Exploration and Production)	2001
Mr. Antonio Juan-Marcos Issa	Director (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio García Villa
Director and Undersecretary of Regulation and Services to Industry and Foreign Trade
Born: 1945
	Other directorships: Director of Consejo Directivo del Centro Nacional de Metrología; Director of Instituto Nacional de la Propiedad Industrial; Director of the Comisión Federal de Electricidad; Director of Comisión Nacional para el Ahorro de Energía; Director of Fondo de Información y Documentación para la Industria; Director of Corporación Mexicana de Investigación en Materiales, S.A. de C.V.; Director of Centro de Investigación en Química Aplicada; Director of Centro de Ingeniería y Desarrollo Industrial; Director of Telecomunicaciones de México; Director of Entidad Mexicana de Acreditación; Director of Normalización y Certificación de Competencia Laboral; Director of Laboratorios de Biológicos y Reactivos Mexicanos and Director of Sistemas y Transportes Eléctricos del Gobierno del Distrito Federal Business experience: Senator and Representative	2001

(Vacant)	Director General
(Vacant)	Deputy Director of Planning
(Vacant)	Deputy Director of Management and Finance
Mr. César González Velazco	Deputy Director of Trading Born: 1954 Business experience: Sales Manager of Polymers of Pemex Petrochemicals and Director General of Petroquímica Cosoleacaque, S.A. de C.V.	1998
Mr. Francisco A. Romero Garibay	Auditor of Quality, Industrial Safety and Environmental Protection Born: 1955 Business experience: Various positions in PEMEX	1999
Mr. Luis Torregrosa Armentia	Internal Comptroller Born: 1948 Business experience: Internal Comptroller of Ferrocarriles del Noreste; Internal Comptroller of Compañía Nacional de Subsistencias Populares and Internal Comptroller of the Federal Electricity Commission	1999

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

1.6
Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation) (previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).

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

4.4
Transfer of Funds Agreement, dated as of November 24, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and the Federal Government (English translation) (previously filed as

Exhibit 4.4 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).

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

Date: December 2, 2002

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

Date: December 2, 2002	/s/ RAÚL MUÑOZ LEOS Name: Raúl Muñoz Leos Title: Director General/Chief Executive Officer

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

Date: December 2, 2002	/s/ JUAN JOSÉ SUÁREZ COPPEL Name: Juan José Suárez Coppel Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Page
Report of Mancera, S.C. (a member practice of Ernst & Young Global), Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2000 and 1999	F-4
Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998	F-5
Consolidated Statements of Changes in Equity for the years ended December 31, 2000, 1999 and 1998	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2000, 1999 and 1998	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-80
Appendix—Reports of Other Independent Accountants	F/A-1
Report of PricewaterhouseCoopers of Financial Position of Integrated Trade Systems, Inc.	F/A-2
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Trading Limited Mexican Branch	F/A-4
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings North America, Inc.	F/A-6
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings N.V.	F/A-8
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Holdings B.V., Amsterdam	F/A-11
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Norteamérica, S.A. de C.V.	F/A-14
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Marine Limited Mexican Branch	F/A-16
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Services B.V., Amsterdam	F/A-18
Report of PricewaterhouseCoopers of Financial Position of P.M.I. Services North America, Inc.	F/A-21
Report of PricewaterhouseCoopers of Financial Position of Kot Insurance Company, Ltd.	F/A-23

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

Mancera, S.C. A Member Practice of Ernst & Young Global
/s/ J. ALFONSO CAMPAÑA R. J. Alfonso Campaña R.

Mexico City, Mexico
May 14, 2001, except for Note 2 (s), as to which the date is September 27, 2002, and
Note 18 I (t), as to which the date is November 27, 2002

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

Repsol derivative transactions

        At the end of 1999, PEMEX entered into a series of transactions intended to unwind a collar placed on an equity swap based on Repsol shares (see note 10). A portion of the amount that was required to be paid in order to unwind the collar was paid in December 1999, with the remaining commitment not paid until February 2000. Previously, the unpaid portion of this transaction was not recorded as an accrued liability at year-end 1999, and the expense related to this unpaid portion was not recognized until 2000. PEMEX restated these financial statements as of and for the years ended December 31, 2000 and 1999 to recognize the liability associated with this transaction at year-end 1999, as this liability should have been accrued at year-end 1999 in accordance with Bulletin A-3 "Realization and Accounting Period" and Bulletin C-12 and the related expense recognized in 1999 rather than 2000.

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

I. Differences in measurement methods:

        The principal differences between Mexican GAAP and U.S. GAAP are disclosed below. (Loss) income represents pre-tax income, because PEMEX is not subject to Mexican income taxes, and is reconciled as follows:

	2000		1999		1998
	As Restated		As Restated		As Restated
Loss for the year reported under Mexican GAAP	Ps.	(19,710,392)	Ps.	(21,156,771)	Ps.	(11,587,990)

U.S. GAAP adjustments:
Exploration and drilling costs(a)		3,710,002		4,692,946		4,253,306
Pensions and seniority premiums(c)		(203,877)		(10,742)		(55,394)
Post retirement benefits(c)		(5,777,295)		(5,067,595)		(3,957,674)
Accrued vacation(d)		(83,096)		(171,957)		(40,870)
Fixed asset depreciation(f)		10,364,367		9,501,544		4,298,678
Foreign currency exchange losses(g)		(139,692)		—		(19,793,121)
Capitalization of interest(h)		471,555		748,164		1,295,713
Accounting for derivatives(j)		(11,005)		(11,776)		(13,618)
Sale of shares of Repsol(k)		(118,742)		—		—
Sale of air transport assets(l)		—		34,097		68,194
Fixed asset impairment(n)		(3,236,480)		(3,928,205)		(1,831,482)
Profit in inventory(r)		(518,791)		—		—
Depreciation convention(s)		(1,443,270)		—		—

Total U.S. GAAP adjustments, net		3,013,676		5,786,476		(15,776,268)

Loss for the year under U.S. GAAP	Ps.	(16,696,716)	Ps.	(15,370,295)	Ps.	(27,364,258)

Loss for the year under U.S. GAAP	Ps.	(16,696,716)	Ps.	(15,370,295)	Ps.	(27,364,258)
Other comprehensive (loss) income:
Unrealized (losses) gains on securities		(3,922,094)		3,487,966		1,716,032

Other comprehensive (loss) income:		(3,922,094)		3,487,966		1,716,032
Comprehensive loss	Ps.	(20,618,810)	Ps.	(11,882,329)	Ps.	(25,648,226)

Accumulated other comprehensive income	Ps.	5,086,274	Ps.	9,008,368	Ps.	5,520,402

	2000 As Restated		1999 As Restated
Equity is reconciled as follows:
Equity under Mexican GAAP	Ps.	150,605,372	Ps.	161,468,917
U. S. GAAP adjustments:
Exploration and drilling costs(a)		17,434,129		15,966,119
Fixed assets—units-of-production accumulated amortization(b)		(1,756,225)		(1,756,225)
Pensions and seniority premiums(c)		(3,245,201)		(3,041,324)
Post retirement benefits(c)		(19,555,116)		(13,777,821)
Accrued vacation(d)		(401,351)		(318,255)
Inflation accounting—fixed assets valuation(e)		(102,841,242)		(90,798,733)
Fixed assets—accumulated depreciation(f)		33,733,786		23,369,419
Fixed assets—foreign currency exchange losses(g)		(64,507,568)		(64,367,876)
Fixed assets—capitalization of interest(h)		(3,730,078)		(4,201,633)
Accounting for derivatives(j)		—		(524)
Sale of shares of Repsol(k)		(361,150)		(242,408)
Advanced payments on minimum guaranteed dividend(m)		(5,563,799)		(5,137,889)
Fixed assets-impairment(n)		(16,502,466)		(13,265,986)
Accounting for investment securities(o)		5,086,274		9,008,368
Profit in inventory(r)		(518,791)		—
Depreciation convention(s)		(1,443,270)		—

Total U. S. GAAP adjustments, net		(164,172,068)		(148,564,768)

Equity under U. S. GAAP	Ps.	(13,566,696)	Ps.	12,904,149

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

(k)
Sale of shares of Repsol

        Under Mexican GAAP and as discussed in Note 10, PEMEX recorded a Ps. 118,742 gain in 2000 and a Ps. 242,408 gain in 1994 on the transfer of its Repsol shares to Chase and J.P. Morgan trusts. For U.S. GAAP purposes, the transfer of the shares does not meet the criteria for sale recognition and accordingly, the gain was reversed and the transfer of the shares treated as a financing transaction.

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

        Annual income amounts related to exploration and drilling have been revised for 1998 and 1999 to consider the application of additional financing costs, thus decreasing U.S. GAAP income. The annual income amount for 2000 has been revised to consider additional exploration costs related to PIDIREGAS wells.

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

        The following table presents the effects of the aforementioned adjustments on income (loss) for each of the three years ended December 31, 2000, under U.S. GAAP:

	2000		1999		1998
Income (loss) for the year, as originally reported—U.S.GAAP	Ps.	(12,707,801)	Ps.	(13,011,669)	Ps.	(25,872,924)
Adjustment recognized under Mexican and U.S. GAAP for dismantlement and abandonment		(1,200,666)		(1,321,233)		(1,448,875)
Adjustments related to exploration and drilling costs		(2,622,057)		(659,353)		5,156
Adjustments related to accrued vacation		(166,192)		(378,040)		(47,615)

Income (loss) for the year as restated—U.S. GAAP	Ps.	(16,696,716)	Ps.	(15,370,295)	Ps.	(27,364,258)

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

        The following table presents the effects of the aforementioned adjustments on comprehensive income (loss) for each of the three years ended December 31, 2000 under U.S. GAAP:

	2000		1999		1998
Comprehensive income (loss) for the year as originally reported—U.S. GAAP	Ps.	(19,865,845)	Ps.	(9,935,645)	Ps.	(24,156,892)
Adjustment recognized under Mexican and U.S. GAAP for dismantlement and abandonment		(1,200,666)		(1,321,233)		(1,448,875)
Adjustments related to Repsol collar and Repsol investment securities		3,235,950		411,942		—
Adjustments related to exploration and drilling costs		(2,622,057)		(659,353)		5,156
Adjustments related to accrued vacation		(166,192)		(378,040)		(47,615)

Comprehensive income (loss) for the year as restated—U.S. GAAP	Ps.	(20,618,810)	Ps.	(11,882,329)	Ps.	(25,648,226)

        The following table presents the effects of the aforementioned adjustments on equity at each of the two years ended December 31, 2000 under U.S. GAAP:

	2000		1999
Equity at year end, as originally reported—U.S. GAAP	Ps.	(9,347,590)	Ps.	16,158,963
Adjustment recognized under Mexican and U.S. GAAP for dismantlement and abandonment		(8,998,997)		(7,798,331)

Adjustments related to Repsol collar and Repsol investment securities		5,678,557		411,942
Adjustments related to accrued vacation		(602,983)		(436,791)
Adjustments related to exploration and drilling costs		(295,683)		(4,568,366)

Equity for the year as restated—U.S. GAAP	Ps.	(13,566,696)	Ps.	12,904,149

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

Capitalized costs for oil and gas producing activities:

	As of December 31,
	2000		1999		1998
Proved properties	Ps.	202,137,360	Ps.	160,291,686	Ps.	148,324,387
Construction in progress		9,654,352		11,079,971		13,070,690
Accumulated depreciation and Amortization		(97,073,538)		(84,905,319)		(79,057,760)

Net capitalized costs	Ps.	114,718,174	Ps.	86,466,338	Ps.	82,337,317

Costs incurred for oil and gas property exploration and development activities:

	Year ended December 31,
	2000		1999		1998
Exploration	Ps.	331,685	Ps.	—	Ps.	1,528,207
Development		6,353,194		4,262,495		9,982,800

Total costs incurred	Ps.	6,684,879	Ps.	4,262,495	Ps.	11,511,007

        There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

        Development costs include costs of geological and geophysical studies of field development amounting to Ps. 1,710,998, Ps. 920,379 and Ps. 3,400,850 for 2000, 1999 and 1998, respectively, that are expensed, under successful efforts, as geological and geophysical exploration expense. Development costs also include Ps. 5,494,939 for 2000 related to construction in progress. Upon project completion, construction in progress amounts will be re-classified either to expenses or capitalized as appropriate.

Results of operations for oil and gas producing activities:

	Year Ended December 31,
	2000		1999		1998
Revenues from affiliates	Ps.	312,207,332	Ps.	175,916,078	Ps.	129,925,340
Hydrocarbon duties		200,099,233		104,716,228		84,314,489
Excess-gains taxes		21,196,536		13,259,914		—
Production costs (excluding taxes)		44,753,856		33,804,055		31,625,273
Exploration expenses		1,710,998		920,379		3,400,850
Depreciation, depletion and amortization		11,513,616		9,715,698		6,439,814

		279,274,239		162,416,274		125,780,426

Results of operations for oil and gas producing activities	Ps.	32,933,093	Ps.	13,499,804	Ps.	4,144,914

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND 1999
(in thousands of constant pesos as of December 31, 2000)

As Restated	2000		1999
ASSETS:
Current assets:
Cash and cash equivalents	Ps.	27,826,846	Ps.	26,135,874
Accounts, notes receivable and other		50,704,162		49,722,391
Inventories, net		24,345,347		17,671,705

Total current assets		102,876,355		93,529,970
Properties, net		391,661,476		370,910,782
Intangible asset derived from the actuarial computation of labor obligations and other assets		71,094,294		67,280,756

Total assets	Ps.	565,632,125	Ps.	531,721,508

LIABILITIES:
Current liabilities:
Current portion of long-tem debt	Ps.	40,457,071	Ps.	40,528,673
Other current liabilities		55,806,906		51,503,576

Total current liabilities		96,263,977		92,032,249
Long-term debt		104,370,025		90,575,038
Sale of future accounts receivable		51,976,573		47,180,181
Reserve for retirement payments, pensions and indemnities, sundry creditors and others		186,010,779		141,048,563

Total liabilities		438,621,354		370,836,031

TOTAL EQUITY:		127,010,771		160,885,477
Total liabilities and equity	Ps.	565,632,125	Ps.	531,721,508

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(In thousands of constant pesos as of December, 31, 2000)

As Restated	2000		1999		1998
Net sales(2)	Ps.	414,430,183	Ps.	280,497,355	Ps.	253,602,049
Other revenues		9,920,061		8,248,840		10,404,349

Total revenues		424,350,244		288,746,195		264,006,398

Cost and operating expenses:
Cost of sales		175,633,267		131,400,169		123,135,204
Transportation and distribution Expenses		13,816,685		12,977,373		13,307,509
Administrative expenses		29,510,410		25,573,534		24,643,805
Financial integral cost, net		1,822,077		(3,483,288)		4,950,885
Other expenses		5,547,662		5,345,552		2,821,290

Total costs and operating Expenses		226,330,101		171,813,340		168,858,693
Income before hydrocarbon Extraction duties and other		198,020,143		116,932,855		95,147,705
Hydrocarbon extraction duties and Other		233,050,531		137,112,937		114,152,348

Loss for the year(1)	Ps.	(35,030,388)	Ps.	(20,180,082)	Ps.	(19,004,643)

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

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(In thousands of constant pesos as of December 31, 2000)

As Restated	2000		1999		1998
Operating Activities
Net loss	Ps.	(35,030,388)	Ps.	(20,180,082)	Ps.	(19,004,643)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization		30,128,742		28,139,030		22,796,650
Reserve for retirement payments, pensions and indemnization		37,296,453		34,257,562		29,485,255
Impairment of fixed assets		13,504,118		4,040,459		2,241,397
Loss on disposal of fixed assets		13,828,119		6,099,553		2,648,809
Allowance for uncollectible trade Accounts		247,250		348,215		165,487
Allowance for slow-moving inventory and obsolescence		(166,087)		158,759		211,388
Foreign exchange loss		(479,194)		(4,136,742)		22,534,290
Gain from monetary position		(8,542,995)		(13,670,002)		(23,473,809)
Changes in operating assets and liabilities:
Accounts and notes receivable		(9,716,459)		(23,724,282)		(6,238,324)
Inventories		(7,966,927)		(4,555,110)		3,655,438
Other assets		(2,196,966)		(2,975,328)		(3,156,308)
Accounts payable and accrued Liabilities		11,272,176		23,733,655		3,339,690
Sales of future accounts receivable		11,098,786		40,714,920		20,313,495

Cash flows provided by operating activities		53,276,628		68,250,607		55,518,815

Investing Activities
Loans granted to Pemex Finance		(6,926,132)		(6,072,305)		—
Acquisition of fixed assets		(61,077,184)		(44,661,473)		(64,770,523)

Cash flows used in investing activities		(68,003,316)		(50,733,778)		(64,770,523)

Financing Activities
New long term financing		98,675,781		103,823,715		147,948,843
Financing payments		(67,259,689)		(96,273,368)		(127,836,451)
Dividends paid to the Mexican Government		(6,037,302)		(6,083,052)		(4,436,231)

Cash flows provided by financing activities		25,378,790		1,467,295		15,676,161

Effects of inflation on cash		(8,961,130)		(10,754,282)		(13,817,400)
(Decrease) increase in cash and equivalents		1,690,972		8,229,842		(7,392,947)
Cash and cash equivalents, beginning of period		26,135,874		17,906,032		25,298,979

Cash and cash equivalents, end of Period	Ps.	27,826,846	Ps.	26,135,874	Ps.	17,906,032

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

(1)
Net sales include IEPS Tax amounting to Ps. 72,298,772, Ps. 100,548,864 and Ps. 87,378,157 in 2000, 1999 and 1998, respectively.

3.    Financial integral result

        Financial integral result is analyzed as follows:

	2000		1999		1998
Exchange loss	Ps.	(479,194)	Ps.	(3,489,172)	Ps.	22,534,290
Monetary position Result		(8,542,995)		(13,670,002)		(23,473,809)
Interest cost and other		10,844,266		13,675,886		5,890,404

Total	Ps.	1,822,077	Ps.	(3,483,288)	Ps.	4,950,885

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

EXPLANATORY NOTE
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