Form 20-F
period 2001-12-31
MEXICAN PETROLEUM
filed 2002-12-02
CIK 932782

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 2, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
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

Title of Each Class

8.85% Global Guaranteed Notes due 2007
9.50% Global Guaranteed Bonds due 2027
8 3/8% Global Guaranteed Notes due 2005
9 1/4% Global Guaranteed Bonds due 2018
9 3/8% Notes due December 2, 2008, Puttable at Par on December 2, 2001
9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027
8.50% Notes due 2008
9.125% Notes due 2010

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

        Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), comprise Mexico's state oil and gas company. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Mexican Government and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 2 c) to our financial statements included in Item 18 (the "Financial Statements"), including the Pemex Project Funding Master Trust, are incorporated into the consolidated financial statements; these subsidiary companies are also identified with the corresponding ownership percentages in "Consolidated Structure of PEMEX" on page 3. Petróleos Mexicanos, the subsidiary entities and the consolidated subsidiary companies are collectively referred to as "PEMEX" or "we."

        References herein to "U.S. $," "$," "U.S. dollars" or "dollars" are to United States dollars. References herein to "pesos" or "Ps." are to the lawful currency of the United Mexican States ("Mexico"). The term "billion" as used herein means one thousand million. We maintain our consolidated financial statements and records in nominal or current pesos. Unless otherwise indicated, we have converted all peso amounts to U.S. dollars in this Form 20-F, including all convenience conversions of the Financial Statements, at an exchange rate of Ps. 9.1423 = $1.00, which is the exchange rate that the Ministry of Finance and Public Credit provided us on December 31, 2001. You should not construe these conversions from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See "Item 3—Key Information—Exchange Rates" for information regarding the rates of exchange between pesos and U.S. dollars.

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
Corporate Engineering and Project Development Department
Corporate Strategic Planning Department
Corporate Industrial Safety and Environmental Protection Department
Corporate Competitiveness and Innovation Department
Pemex-Exploration and Production
100.00%
P.M.I. Marine, Ltd.(5)
Pemex-Gas and Basic Petrochemicals
100.00%
Mex Gas International, Ltd.(8)
100.00%
Pasco International, Ltd.(6)
Pasco Terminals, Inc.(1)
100.00%
100.00%
Pan American Sulphur, Ltd.(3)
100.00%
Terrenos para Industrias, S.A.
50.00%
CH4 Energía S.A. de C.V.
50.00%
Gasoductos de Chihuahua S. de R.L. de C.V.
Pemex-Refining
Pemex-Petrochemicals
100.00%
Petroquímica Cosoleacaque, S.A. de C.V.
100.00%
Petroquímica Escolín, S.A. de C.V.
100.00%
Petroquímica Tula, S.A. de C.V.
100.00%
Petroquímica Camargo, S.A. de C.V.
100.00%
Petroquímica Cangrejera, S.A. de C.V.
100.00%
Petroquímica Morelos, S.A. de C.V.
100.00%
Petroquímica Pajaritos, S.A. de C.V.
P.M.I. Comercio Internacional, S.A. de C.V.
98.33%
P.M.I. Holdings, B.V.(2)
100.00%
100.00%
P.M.I. Holdings, N.V.(9)
P.M.I. Services North America, Inc.(1)
100.00%
Pemex Services Europe, Ltd.(3)
100.00%
P.M.I. Services, B.V.(2)
100.00%
Pemex Internacional España, S.A.(4)
100.00%
71.70%
P.M.I. Norteamérica, S.A. de C.V.
28.30%
50.50%
1.00%
P.M.I. Trading Ltd.(5)
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
Corporate Operations of Petróleos Mexicanos
The Subsidiary Entities and their Subsidiaries
The PMI Group
Other Subsidiary Companies and Pemex Project Funding Master Trust

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

        The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements included in Item 18. The selected financial data set forth below as of the five years ended December 31, 2001 have been derived from the consolidated financial statements of PEMEX for the years ended December 31, 1997 and 1998 (which are not included herein) and the consolidated financial statements of PEMEX for the years ended December 31, 1999, 2000 and 2001. The consolidated financial statements of PEMEX for the years ended December 31, 1999 and 2000 were audited by Mancera, S.C. (a Member Practice of Ernst & Young Global), and the consolidated financial statements of PEMEX for the year ended December 31, 2001 were audited by PricewaterhouseCoopers, S.C. See "Item 5—Operating and Financial Review and Prospects—Change in Independent Auditors."

        The Financial Statements are prepared in accordance with Mexican Generally Accepted Accounting Principles (which we refer to as "Mexican GAAP") and, as to the recognition of inflation, in accordance with the guidelines established in Financial Reporting Standard NIF-06 BIS "A," section A. See Notes 2b) and 15 to the Financial Statements for a discussion of the inflation accounting rules applicable to us. Mexican GAAP differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as "U.S. GAAP"). The most important of the material items generating a difference between operating results under U.S. and Mexican GAAP are the accounting methodologies for the treatment of exploration and drilling costs, pension premiums and post-retirement benefit obligations, financial instruments, inflation, foreign exchange losses, capitalized interest, and depreciation and impairment of fixed assets, which are described in Note 19 to the Financial Statements and are summarized below.

        Under Mexican GAAP, we charge exploration and drilling costs to the equity reserve for exploration and depletion of oil fields. Exploration and drilling costs related to successful oil wells are credited to the equity reserve and recorded as fixed assets. Cost of sales is recognized by recording a charge for each barrel of crude oil extracted in the statement of operations and recording a credit to the equity reserve. Under U.S. GAAP, we initially capitalize the costs of drilling exploratory wells and exploratory-type stratigraphic test wells, which are subsequently charged to expense if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized.

        Seniority premiums and retirement plans generate a difference between U.S. and Mexican GAAP due to the different actuarial cost assumptions and implementation dates applied under Mexican GAAP Bulletin D-3, "Labor Obligations," and Statement of Financial Accounting Standards (SFAS) No. 87, "Employers Accounting for Pensions."

        Under Mexican GAAP, we account for supplemental payments under our Bulletin D-3 calculations. However, we account for other health service benefits on a pay-as-you-go basis under Mexican GAAP. Under U.S. GAAP, we follow the guidelines of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions," in accounting for health service and other supplemental payments provided to retirees.

        On January 1, 2001, we adopted Bulletin C-2, "Financial Instruments," issued by the Mexican Institute of Public Accountants (MIPA), for Mexican GAAP purposes, and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"), for U.S. GAAP purposes. The principal differences between the cumulative effect adjustment and current period income effect under Mexican GAAP and U.S. GAAP relate primarily to the accounting for cross currency swaps, foreign currency embedded derivatives and the accounting for equity swaps contracts related to shares of Repsol YPF, S.A., which we refer to as "Repsol," described in Note 10 to the Financial Statements.

        We apply NIF-06 BIS "A," section A, to our financial statements to reflect the effects of inflation. NIF-06 BIS "A," section A, provides for the restatement of fixed assets, inventories and costs of sales by indexing and/or appraisals. Since NIF-06 BIS "A," section A, does not represent a comprehensive basis of inflation accounting, beginning with our 1992 fiscal year, we have reversed the effects of NIF-06 BIS "A," section A, on our financial statements from the U.S. GAAP reconciliation of income and equity. Under NIF-06 BIS "A," section A, a devaluation of the peso does not have a negative impact on our income because exchange losses are capitalized into fixed assets. Furthermore, a devaluation of the peso relative to the dollar results in an increase in our income to the extent that our expenses remain relatively stable because they are incurred in pesos, while our revenues, which are mostly denominated in dollars or linked to international dollar-denominated prices, increase in peso terms. In contrast, under U.S. GAAP, a devaluation of the peso has a negative impact on our income because the exchange losses are not capitalized but are charged immediately to income. This one-time charge to income will be gradually offset by lower depreciation as the asset base is reduced. In any particular accounting period, the negative impact of a devaluation is, therefore, greater when the devaluation occurs at or near the end of the accounting period, as occurred with the peso at the end of 1994.

        With respect to foreign exchange losses, under Mexican GAAP, exchange losses arising from debt are capitalized as part of fixed assets, and any remaining net exchange differences are reflected in the statement of operations as either a debit to costs and operating expenses or a credit to revenues. Under U.S. GAAP, all exchange gains or losses have been recognized in results of operations.

        The treatment of capitalized interest for Mexican GAAP purposes differs from the treatment of capitalized interest in the reconciliation of the financial statements to U.S. GAAP. For Mexican GAAP purposes, we capitalize interest to property, plant and equipment based on the total interest cost incurred on loans allocated to construction projects, regardless of whether or not the amounts borrowed have been spent on such projects. For purposes of the U.S. GAAP reconciliation, we capitalize interest based upon total interest incurred in proportion to additions to construction in progress.

        Under Mexican GAAP, we depreciate the book value of its fixed assets, which includes amounts capitalized for foreign exchange losses and restatements for inflation. For U.S. GAAP purposes, we have reversed this depreciation expense attributable to foreign exchange losses and restatements for inflation.

        Under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," we are required to evaluate our long-lived assets for impairment for U.S. GAAP purposes whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or is permanently impaired. Such impaired assets must be permanently written down to fair value or the present value of expected future cash flows on related assets. This requirement does not exist under Mexican GAAP.

        For a further discussion of these and other adjustments, see "Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation" and Note 19 to the Financial Statements.

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)
	1997		1998		1999		2000		2001		2001(3)
	(in millions of pesos or U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican GAAP:
Net sales(4)	Ps.	264,030	Ps.	256,987	Ps.	334,814	Ps.	468,268	Ps.	445,330	$48,711
Total revenues(4)		269,507		265,749		344,979		478,688		457,385	50,030
Total revenues net of the IEPS Tax		231,779		199,894		256,630		409,132		362,187	39,617
Operating income		166,619		140,299		187,669		274,057		230,703	25,235
Income (loss) for the period		7,133		(11,588)		(21,157)		(19,710)		(34,091)	(3,729)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican GAAP:
Cash and cash equivalents		17,429		14,631		23,987		27,827		14,442	1,580
Total assets		339,452		416,691		482,248		563,468		556,883	60,913
Long-term debt		56,339		87,615		83,127		104,370		123,170	13,473
Total long-term liabilities		132,814		206,728		236,599		317,096		362,069	39,603
Equity		153,123		167,138		161,469		150,605		122,866	13,439
Amounts in accordance with U.S. GAAP:
Net sales(5)		226,302		191,132		246,465		398,711		350,131	38,298
Operating income(5)		129,595		73,583		106,024		208,862		142,803	15,620
Income (loss) for the period		9,177		(27,364)		(15,370)		(16,697)		(25,444)	(2,783)
Total assets		257,251		283,540		362,947		434,743		432,687	47,328
Equity (deficit)		59,951		29,735		12,904		(13,567)		(42,331)	(4,630)
Other Financial Data
Amounts in accordance with Mexican GAAP:
Depreciation and amortization		11,482		15,697		23,941		26,061		28,453	3,112
Investments at cost(6)		28,109		43,936		40,497		76,233		51,672	5,652
Ratio of earnings to fixed charges:
Mexican GAAP(7)		1.54		—		—		—		—	—
U.S. GAAP(7)		1.81		—		—		—		—	—

Note: N.A. = not available

(1)
Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Beginning with the year ended December 31, 1998, we include the financial position and results of the Pemex Project Funding Master Trust. Beginning with the year ended December 31, 2000, we include the financial position and results of Mex Gas International, Ltd. For U.S. GAAP purposes, beginning with the year ended December 31, 2001, we include the financial position and results of Pemex Finance, Ltd.
(2)
Each of our financial statements for the five years ended December 31, 2001 was prepared according to Mexican GAAP but recognizes the effect of inflation according to Mexican Financial Reporting Standard NIF-06 BIS "A," section A, which is different from Mexican GAAP Bulletin B-10. Mexican GAAP differs from U.S. GAAP. The most important of the material differences between U.S. GAAP and Mexican GAAP affecting PEMEX are the accounting treatment of: (1) exploration and drilling costs, (2) pensions and post-retirement obligations, (3) financial instruments, (4) inflation, (5) foreign exchange losses, (6) capitalized interest, (7) depreciation and (8) impairment of fixed assets. For a further discussion of these and other differences, see Note 19 to the Financial Statements.
(3)
Conversions into U.S. dollars of amounts in pesos have been made at the established exchange rate for accounting purposes of Ps. 9.1423 = U.S. $1.00 at December 31, 2001.
(4)
Includes the IEPS Tax as part of the sales price of the products sold.
(5)
Figures do not include IEPS Tax as part of the sales price of the products sold.
(6)
Includes investments in fixed assets and capitalized interest, and excludes certain expenditures charged to the oil field exploration and depletion reserve. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources."
(7)
Under U.S. GAAP, earnings for the years ended December 31, 1998, 1999, 2000 and 2001 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 21,076 million for 1998, Ps. 5,253 million for 1999, Ps. 624 million for 2000 and Ps. 10,857 million for 2001. Under Mexican GAAP, earnings for the years ended December 31, 1998, 1999, 2000 and 2001 were insufficient to cover fixed charges; the amount by which fixed charges exceeded earnings was 5,020 million for 1998, Ps. 11,310 million for 1999, Ps. 4,092 million for 2000 and Ps. 18,258 million for 2001.

Source: PEMEX's financial statements

        PEMEX does not prepare comprehensive price-level adjusted financial statements in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," under Mexican GAAP. For the years ended December 31, 1997 and 1998, Mexico was deemed to be a hyperinflationary economy. Pursuant to Rule 3-20(c) of Regulation S-X promulgated by the U.S. Securities and Exchange Commission, PEMEX has included unaudited selected financial data prepared on the basis of price-level adjusted financial information for these years reflecting the impact of U.S. GAAP adjustments and reclassifications. For the years ended December 31, 1999, 2000 and 2001, Mexico was not considered a hyperinflationary economy. However, we have continued to provide supplemental unaudited price-level adjusted financial information for these subsequent years in lieu of a comprehensive price-level adjustment that would result from our adoption of Bulletin B-10. In the opinion of PEMEX management, all adjustments that are necessary for a fair presentation of the price-level adjusted financial information have been included herein. This unaudited price-level adjusted financial data is derived from the supplemental price-level adjusted financial information included elsewhere and should also be read in conjunction with the Financial Statements included herein.

Selected Financial Data of PEMEX
(continued)

	Years Ended December 31,
	1997		1998		1999		2000		2001
	(in millions of constant 2001 pesos)
Unaudited Price-level Adjusted Information
Income Statement Data
Amounts in accordance with U.S. GAAP:
Net sales(1)	Ps.	363,422	Ps.	264,769	Ps.	292,849	Ps.	432,680	Ps.	357,215
Total revenues(1)		372,747		275,646		301,461		443,037		372,425
Net income (loss)		23,316		(19,843)		(21,069)		(36,573)		(17,251)
Balance Sheet Data (end of period)
Amounts in accordance with U.S. GAAP:
Cash and cash equivalents		26,413		18,694		27,287		29,052		14,488
Total assets		485,938		517,330		555,136		590,540		576,220
Long-term debt		85,380		111,947		94,563		108,966		162,291
Total long-term liabilities		202,614		267,281		291,081		357,433		388,095
Total equity		190,388		180,156		167,970		132,604		110,890

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

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York

        The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on November 26, 2002 was Ps. 10.1590 = U.S. $1.00.

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

        We have no control over these factors. Historically, the weighted average price of the crude oil that we export has fluctuated from a high of U.S. $26.82 per barrel in 1984 to a low of U.S. $15.55 per barrel in 1999. In 2001, the weighted average price of PEMEX crude oil was U.S. $18.57 per barrel, 24.6% lower than the weighted average price during 2000. On November 25, 2002, the weighted average spot price of PEMEX crude oil was U.S. $19.99.

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

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations

        A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden on us increases our cost of doing business and can:

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

        At December 31, 2001, our estimated and accrued environmental liabilities totaled Ps. 2,316 million. See "Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities."

PEMEX publishes less financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission

        We prepare our financial statements according to Mexican GAAP, except as to the recognition of inflation, which is recognized in our financial statements according to the Mexican Financial Reporting Standards applicable to Mexican public sector companies. Mexican GAAP differs in certain significant respects from U.S. GAAP. See "Item 3—Key Information—Selected Financial Data" and Note 19 to the Financial Statements. In addition, we generally only prepare U.S. GAAP information on a yearly basis. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX, and the Mexican Congress approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities

        Mexico is the sole owner of Petróleos Mexicanos and the subsidiary entities, and the Mexican Government closely regulates and supervises our operations. Mexican Government ministers control key executive decisions at Petróleos Mexicanos. The Secretary of Energy of Mexico is the Chairman of the Board of Directors of Petróleos Mexicanos. The Secretaría de la Contraloría y Desarrollo

Administrativo (the General Comptroller's Office of the Mexican Government, which we refer to as "SECODAM"), appoints the external auditors of Petróleos Mexicanos and the subsidiary entities.

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

The Mexican Government may privatize all or part of Petróleos Mexicanos and the subsidiary entities

        The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of the United Mexican States) were amended, to privatize all or a portion of Petróleos Mexicanos and the subsidiary entities or its assets. The Mexican Government could also transfer the activities of PEMEX to another Mexican Government-controlled entity if these changes were made. These types of actions could adversely affect our operations by affecting our workforce, causing an interruption in production that could decrease output and negatively affect our income from operations. In addition, the privatization could cause us to default on our obligations under certain of our indebtedness, including all of our publicly traded debt securities, which could entitle the holders of this indebtedness to declare it immediately due and payable. In this case, investors in debt securities would be entitled to recover their entire investment and their only loss would be that attributable to future interest income. See also "—Considerations Related to Mexico" below.

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

PEMEX does not own the hydrocarbon reserves in Mexico

        A guaranteed source of petroleum and other hydrocarbons is essential to an oil company's production and generation of income. As a result, many oil and gas companies own hydrocarbon reserves. The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives Petróleos Mexicanos and the subsidiary entities the exclusive right to exploit Mexico's hydrocarbon reserves, it does not preclude the Mexican Government from changing current law and assigning these rights to another company. If the Mexican Government, by way of an amendment to the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the "Regulatory Law"), assigned the rights to exploit its hydrocarbon reserves to another company, our ability to generate income would be adversely affected.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government

        Petróleos Mexicanos and the subsidiary entities pay a number of special taxes and duties to the Mexican Government. These taxes and duties totaled Ps. 208,137 million in 1999, Ps. 292,960 million in 2000 and Ps. 262,778 million in 2001. For 2002, we expect the sum of these taxes and duties to total approximately 60.8% of the revenue that we derive from sales to the PMI Group and third parties. In addition to these duties and taxes, the Mexican Government imposes an excess gains tax equal to 39.2% of the portion of Pemex-Exploration and Production's crude oil sales revenue in excess of a threshold price set by the Mexican Government, which in 2002 is U.S. $15.50 per barrel. See "Item 4—Information on the Company—Taxes and Duties" and "Item 5—Operating and Financial Review and Prospects—General—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes."

        The Mexican Government and PEMEX determine the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors, including our:

  •
  projected sales revenues;

  •
  operating program;

  •
  capital expenditures program; and

  •
  financing needs.

        Petróleos Mexicanos is also obligated to pay minimum guaranteed dividends to the Mexican Government. The minimum guaranteed dividends totaled Ps. 5,138 million in 1999, Ps. 5,564 million in 2000 and Ps. 2,153 million in 2001. For further information on how the minimum guaranteed dividend is determined, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution 'A,"' "Item 8—Financial Information—Dividends" and Note 13 to the Financial Statements.

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

        From 1982 to 1987 Mexico experienced several periods of slow or negative economic growth, high inflation, peso devaluations and limited availability of foreign exchange. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, devaluation of the peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. Despite signs of economic recovery following the implementation of broad economic reforms in 1995, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the price of crude oil resulted in a reduction of federal revenues, approximately one-third of which derive from petroleum taxes and duties. In addition, the economic crises in Asia and Russia and the financial turmoil in Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico's recovery. The Mexican Government estimates that real Gross Domestic Product ("GDP") grew 4.9% in 1998, 3.7% in 1999 and 6.6% in 2000 but decreased 0.3% in 2001. The Mexican Government estimates that GDP growth for 2002 will be approximately 1.7%.

        Despite the slowdown in economic recovery and the significant devaluation of the peso in 1998 and the contraction in 2001, Mexico has managed to maintain a high level of gross international reserves, which totaled U.S. $45,312 million at November 8, 2002. In the future, however, the Mexican economy could continue to suffer from declines in foreign direct and portfolio investment due to international financial crises, inflationary pressures, high short-term interest rates and low oil prices.

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

        As of December 31, 2001, the total debt of PEMEX totaled Ps. 159.4 billion (or Ps. 156.8 billion excluding accrued interest), 84.2% of which was denominated in U.S. dollars. Of this amount, U.S. $7.5 billion (or Ps. 68.7 billion) was attributable to the indebtedness of the Pemex Project Funding Master Trust denominated in U.S. dollars, Euros and other currencies and guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In addition, Pemex Finance, Ltd., a Cayman Islands company with limited liability established to issue securities backed by PMI crude oil receivables to provide financing for investments in PIDIREGAS, had indebtedness totaling U.S. $5.3 billion at December 31, 2001. We do not guarantee Pemex Finance, Ltd.'s indebtedness. In the future, PEMEX and Pemex Finance, Ltd. may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses.

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

Capital Expenditures and Investments

        PEMEX funds its annual budget (not including PIDIREGAS) through revenue generated by its operations and financing activities. Capital expenditures are undertaken by Petróleos Mexicanos and the subsidiary entities. Capital expenditures and operating expenses must be authorized in our annual budget, which is approved by the Mexican Congress. PIDIREGAS are off-balance sheet long-term productive infrastructure projects funded through financing activities of the Pemex Project Funding Master Trust or directly by a contractor and must also be authorized in a budget approved by the Mexican Congress. Thus, each year, we submit proposals to and negotiate with the Mexican Government regarding how our after-tax funds should be allocated.

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

        In recent years, PIDIREGAS have represented a significant portion of our total annual capital expenditures. PIDIREGAS expenditures alone totaled Ps. 36.6 billion in 2001 (53% of our total capital expenditures), Ps. 42.4 billion in 2000 (57% of our total capital expenditures) and Ps. 27.3 billion in 1999 (52% of our total capital expenditures). For 2002, PEMEX has budgeted approximately Ps. 104.4 billion for PIDIREGAS expenditures (or approximately 70% of our total budgeted capital expenditures), including payment of 100% of the Madero, Salamanca and Tula projects. While PIDIREGAS expenditures are considered off-balance sheet items under Mexican Financial Reporting Standards applicable to Mexican public sector entities, all of these expenditures are included in our Mexican GAAP financial statements.

        The following table sets forth our capital expenditures for PIDIREGAS for the five years ended December 31, 2001 and the budget for such expenditures for 2002.

PIDIREGAS Capital Expenditures
Year ended December 31,(1)

	1997		1998(2)		1999(2)		2000(2)		2001(2)		Budget 2002(2)(3)
	(millions of pesos)
Pemex-Exploration and Production
Cantarell	Ps.	3,147	Ps.	12,979	Ps.	18,337	Ps.	20,210	Ps.	25,867	Ps.	30,709
Burgos		1,684		4,826		7,307		5,596		7,018		12,500
Delta del Grijalva		—		795		982		1,431		1,466		1,469
Strategic Gas Program(4)		—		—		—		—		1,594		16,569
Ku-Maloob-Zaap		—		—		—		—		—		3,953
Antonio J. Bermúdez		—		—		—		—		—		1,520
Jujo-Tecominoacán		—		—		—		—		—		1,205
Bellota-Chinchorro		—		—		—		—		—		1,074
Cactus-Sitio Grande		—		—		—		—		—		1,219
Abkatún Integral		—		—		—		—		—		1,806
Ek-Balam		—		—		—		—		—		589
El Golpe-Puerto Ceiba		—		—		—		—		—		638
Taratunich		—		—		—		—		—		465
Och-Uech-Kax		—		—		—		—		—		660
Carmito-Artesa		—		—		—		—		—		642
Arenque		—		—		—		—		—		428
Cárdenas		—		—		—		—		—		292
Amatitlán-Profeta- Tzapotempa-Vinazco		—		—		—		—		—		170
Ayín-Alux		—		—		—		—		—		90
Pol		—		—		—		—		—		1,492
Chuc		—		—		—		—		—		1,764
Agua Fría-Coapechaca-Tajín		—		—		—		—		—		377
Caan		—		—		—		—		—		1,417
Integral Batab		—		—		—		—		—		572
Integral Kaanab		—		—		—		—		—		313
Integral Poza Rica		—		—		—		—		—		294
Integral Yaxche		—		—		—		—		—		5

Total		4,831		18,599		26,626		27,236		35,945		82,234
Pemex-Refining(5)
Cadereyta		—		—		—		15,198		684		—
Madero		—		—		—		—		—		17,225
Salamanca		—		—		—		—		—		2,600
Tula		—		—		—		—		—		1,621

Total		—		—		—		15,198		684		21,445
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant No. 2		—		890		653		—		—		—
Modular Cryogenic Plants in Reynosa		—		—		—		—		—		734
Total		—		890		653		—		—		734

Total PIDIREGAS Budget	Ps.	4,831	Ps.	19,489	Ps.	27,279	Ps.	42,435	Ps.	36,629	Ps.	104,414

Notes: Numbers may not total due to rounding.

(1)
Amounts based on cash basis method of accounting.
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

	Year ended December 31, (1)(2)
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

(1)
Amounts based on cash basis method of accounting.
(2)
Includes capitalized interest.
(3)
PIDIREGAS relating to the development of the Chicontepec field.

Source: Petróleos Mexicanos

        Non-PIDIREGAS Capital Expenditures.    In addition to the Ps. 36.6 billion spent on PIDIREGAS in 2001, we spent Ps. 32.5 billion in 2001 for other capital expenditures, which represents a 3% increase from the Ps. 31.6 billion in non-PIDIREGAS capital expenditures in 2000. Of the Ps. 32.5 billion in non-PIDIREGAS capital expenditures during 2001, we directed Ps. 21.4 billion (or 66% of total non-PIDIREGAS capital expenditures) to exploration and production programs. Of the Ps. 31.6 billion in non-PIDIREGAS capital expenditures in 2000 and the Ps. 25.5 billion in non-PIDIREGAS capital expenditures in 1999, we directed Ps. 19.4 billion (or 61% of total non-PIDIREGAS capital expenditures) in 2000 and Ps. 14.6 billion (or 57% of total non-PIDIREGAS capital expenditures) in 1999 to exploration and production programs.

        Excluding PIDIREGAS expenditures, we have budgeted a total of Ps. 44.8 billion for capital expenditures in 2002. Of this amount, we expect to direct Ps. 27.5 billion (or 61% of total non-PIDIREGAS capital expenditures) to exploration and production programs in 2002.

        Our capital expenditures (excluding PIDIREGAS) for the five years ended December 31, 2001 and budgeted for 2002 and 2003 were distributed and budgeted among the subsidiary entities as follows:

Non-PIDIREGAS Capital Expenditures(1)

	Year ended December 31,
	1997		1998		1999		2000		2001		Budget 2002(3)		Budget 2003(4)
	(millions of pesos)
Pemex-Exploration and Production	Ps.	19,385	Ps.	19,103	Ps.	14,600	Ps.	19,390	Ps.	21,357	Ps.	27,512	Ps.	35,931
Pemex-Refining		5,506		7,162		6,608		6,874		6,538		8,942		11,200
Pemex-Gas and Basic Petrochemicals		3,021		3,334		2,777		3,719		2,676		4,758		6,405
Pemex-Petrochemicals		724		1,431		1,214		1,143		1,541		2,704		4,118
Petróleos Mexicanos corporate(2)		287		262		319		429		366		834		4,521

Total	Ps.	28,923	Ps.	31,293	Ps.	25,518	Ps.	31,554	Ps.	32,478	Ps.	44,750	Ps.	62,174

Amortization of PIDIREGAS included in total	Ps.	0	Ps.	39	Ps.	146	Ps.	2,585	Ps.	5,003	Ps.	11,110	Ps.	15,189

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

BUSINESS OVERVIEW

Overview by Business Segment

  Exploration and Production

        Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. Measured in U.S. dollars, we increased our capital investment in exploration and production activities by 14% in 2001 by financing an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 4.1 million barrels of oil equivalent per day in 2001. Pemex-Exploration and Production's crude oil production increased by 3.8% from 2000 to 2001, averaging 3,127 thousand barrels per day in 2001. Pemex-Exploration and Production's natural gas production (excluding natural gas liquids) decreased by 3.6% from 2000 to 2001, averaging 4,511 million cubic feet per day in 2001.

  Refining

        Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences a significant demand for its refined products. Pemex-Refining's atmospheric distillation refining capacity remained constant from 2000 to 2001 at approximately 1,560 thousand barrels per day. In 2001, Pemex-Refining produced 1,267 thousand barrels per day of refined products as compared to 1,246 thousand barrels per day of refined products in 2000.

  Gas and Basic Petrochemicals

        Pemex-Gas and Basic Petrochemicals processes natural gas and natural gas liquids, transports, distributes and sells natural gas and liquefied petroleum gas throughout Mexico and produces and sells several basic petrochemical feedstocks. Pemex-Gas and Basic Petrochemicals' total sour natural gas processing capacity increased from 3,753 million cubic feet per day in 2000 to 3,923 million cubic feet per day in 2001. Pemex-Gas and Basic Petrochemicals processed 3,179 million cubic feet per day of sour natural gas in 2001, a 0.41% increase from the 3,166 million cubic feet per day of sour natural gas produced in 2000. It produced 443 thousand barrels per day of natural gas liquids in 2001, a 0.45% decrease from 2000 natural gas liquid production of 445 thousand barrels per day.

  Petrochemicals

        Pemex-Petrochemicals manufactures 39 different petrochemical products, including: (1) methane and its derivatives such as ammonia and methanol; (2) ethane and its derivatives, such as polyethylenes, as well as other olefins; (3) aromatics and their derivatives; (4) propylene and its derivatives; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals' total annual production (excluding ethane and butane gases) decreased by 12.3% in 2001, from 6,836 thousand tons in 2000 to 5,994 thousand tons in 2001.

  International Trading

        In 2001, we sold 1,755 thousand barrels per day of crude oil through our subsidiary, P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"). PEMEX is a major supplier of crude oil to the United States. PMI, P.M.I. Trading Ltd. ("PMI Trading") and their affiliates (together, the "PMI Group") provide PEMEX and a number of independent customers with international trading, distribution and related services. PMI and PMI Trading sell, buy and transport crude oil, refined products and petrochemicals in world markets. The PMI Group also provides related risk management, insurance, transportation and storage services to PEMEX. The PMI Group has offices in Mexico City, Houston and London. The PMI Group's trading volume of sales and imports totaled U.S. $17,161 million in 2001, including U.S. $11,896 million in crude oil sales.

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

        Mexico's total proved developed and undeveloped reserves of crude oil and condensates decreased by 6.2% in 2000, from 21.5 billion barrels of oil equivalent at December 31, 1999 to 20.2 billion barrels of oil equivalent at December 31, 2000, and decreased by 7.0% in 2001, from 20.2 billion barrels of oil equivalent at December 31, 2000 to 18.8 billion barrels of oil equivalent at December 31, 2001. Mexico's dry gas reserves decreased by 6.0% in 2000, from 18.5 trillion cubic feet at December 31, 1999 to 17.4 trillion cubic feet at December 31, 2000, and decreased by 6.4%, from 17.4 trillion cubic feet at December 31, 2000 to 16.3 trillion cubic feet at December 31, 2001.

        The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico's proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	1999	2000	2001
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	21,638	21,519	20,186
Revisions	775	(180)	(144)
Extensions and discoveries(2)	311	91	2
Production	(1,205)	(1,244)	(1,277)

At December 31	21,519	20,186	18,767

Proved developed reserves at December 31	11,414	12,312	12,622

Note: Numbers may not total due to rounding.

(1)
Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)
Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source: Pemex-Exploration and Production

Dry Gas Reserves

	1999	2000	2001
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	17,054	18,471	17,365
Revisions	2,427	3	(78)
Extensions and discoveries(1)	176	58	98
Production(2)	(1,186)	(1,167)	(1,129)

At December 31	18,471	17,365	16,256

Proved developed reserves at December 31	11,127	9,713	8,776

Note: Numbers may not total due to rounding.

(1)
Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

(2)
Natural gas production reported in other tables refers to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production

The following table sets forth the number of proved developed and undeveloped reserves, the number of producing wells, and the number of proved undeveloped locations for the fields that contain over 85% of Mexico's proved reserves, as of December 31, 2001.

Field	Proved Reserves	Developed Reserves	Undeveloped Reserves	Producing Wells	Undeveloped Locations
	(in millions of barrels of crude oil equivalent)
Akal	9,160.5	7,467.6	1,692.9	178	61
Ku-Maloob-Zaap	1,575.2	526.8	1,048.4	40	64
Samaria	1,280.3	844.7	435.6	41	13
Jujo-Tecominoacán	1,260.2	589.1	671.1	47	22
Chicontepec	670.1	46.9	623.1	361	1,408
Iride	648.6	425.9	222.7	17	12
Cunduacán	497.6	301.2	196.4	15	11
Sihil	428.2	0.0	428.2	0	13
Caan	270.1	258.2	11.9	27	1
Chuc	269.0	239.3	29.6	16	6
Oxiacaque	265.0	160.4	104.5	9	4
Cárdenas	114.4	66.9	47.6	15	2
Sinán	235.8	0.0	235.8	0	22
Muspac	313.6	207.3	106.4	15	10
Poza Rica	214.3	196.4	18.0	138	20
Paredón	165.3	31.0	134.3	7	0
Ayín	188.5	0.0	188.5	0	13
Cactus	97.6	66.7	30.9	14	13
Abkatún	125.3	103.5	21.7	21	2
Culebra	72.3	41.2	31.1	275	33
Balam	117.3	117.3	0.0	7	2
Sen	110.5	108.6	1.9	13	3
Nohoch	69.1	69.1	0.0	4	0
Pol	65.7	65.7	0.0	17	0
Kutz	91.1	91.1	0.0	2	0
Caparroso-Pijije-Escuintle	68.3	68.3	0.0	10	0
Luna-Palapa	65.9	59.4	6.6	9	2
Cuitláhuac	55.1	33.6	21.5	153	27
Chac	37.6	37.6	0.0	2	0
Arcos	31.8	21.5	10.3	117	10
Arcabuz	19.9	10.9	9.0	73	7
Lum	41.6	0.0	41.6	0	3
Ek	45.6	45.6	0.0	0	0
Ixtoc	32.1	32.1	0.0	2	0
Bacab	24.9	24.9	0.0	3	0
Platanal	24.7	17.0	7.7	2	1
Escarbado	21.6	16.0	5.6	1	1
Tizón	7.2	1.6	5.6	2	0
Carrizo	4.5	4.5	0.0	2	0

Total	18,786.4	12,397.8	6,388.6	1,655	1,786
Mexico's proved reserves	21,892.7	14,309.4	7,583.3

Percentage	86%	87%	84%

Source: Pemex-Exploration and Production

  Exploration and Drilling

        We seek to identify new oil reservoirs through our exploration program in order to maintain an adequate level of reserves. From 1990 through 2001, we completed 2,039 exploration and development wells. During 2001, the average success rate for exploration wells was 53%, and the average success rate for development wells was 91%. From 1997 to 2001, we discovered five new crude oil fields and 27 new natural gas fields, bringing the total number of our crude oil and natural gas fields in production to 301 at the end of 2001.

        While most of our offshore production in the Gulf of Mexico occurs in waters less than 100 meters deep, the 2001 exploration program included exploration of regions located in deeper waters. Our most productive crude oil and natural gas fields in the Gulf of Mexico are in the Cantarell complex, Ku-Maloob-Zaap in the Northeast Marine region and Caan, Abkatun and Chuc in the Southwest Marine region. The Cantarell complex, for example, produced 1,673 thousand barrels per day of crude oil in 2001, or 53.5% of our total 2001 crude oil production, and 610 million cubic feet per day of natural gas in 2001, or 13.5% of our total 2001 natural gas production.

        The following table summarizes our drilling activity for the five years ended December 31, 2001.

	Year Ended December 31,
	1997	1998	1999	2000	2001
Wells drilled	130	233	234	285	449
Wells completed	121	203	234	247	459
Exploratory wells	10	21	22	37	53
Success rate %	70	62	41	57	53
Development wells	111	182	212	210	406
Success rate %	96	98	91	95	91
Producing wells at end of period(1)	4,663	4,551	4,269	4,184	4,185
Marine Region(1)	354	336	302	310	312
Southern Region(1)	1,323	1,260	1,125	1,113	1,015
Northern Region(1)	2,986	2,955	2,842	2,761	2,858
Fields in production	339	324	313	299	301
Marine Region	19	19	19	18	19
Southern Region	106	105	106	104	96
Northern Region	214	200	188	177	186
Drilling Rigs	48	60	42	43	50
Kilometers drilled	527	728	706	782	1,098
Average depth by well (meters)	3,507	3,907	3,062	2,838	2,359
Discovered Fields	—	6	5	6	23
Crude Oil	—	2	—	1	2
Natural gas	—	4	5	5	21
Crude oil and natural gas output by well (barrels per day)	852	897	920	959	978

(1)
Figures for the years ended 2000 and 2001 represent annual averages.

Source: Pemex-Exploration and Production

        The following table sets forth our lifting costs (the average amount in U.S. dollars that it costs us to extract a barrel of oil equivalent) for each of the last three years.

Average Lifting Costs Year Ended December 31,
1999	2000	2001
(U.S. dollars per barrel)
$2.21	$2.97	$3.34

Source: Pemex-Exploration and Production

        Lifting costs increased by 12.5% from 2000 to 2001 as a result of an increase in the price of gas for pneumatic pumping, an increase in maintenance expenses and an increase in purchases of nitrogen.

  New Discoveries

        During the year 2001, we discovered new sources of crude oil and natural gas reserves in the Southwestern Marine region and the Burgos fields of Northern Mexico. The new discoveries yielded a total of 20.8 million barrels of crude oil equivalent reserves.

        In the Southwestern Marine region, drilling of the Kopó 1 well led to the addition of 21.2 billion cubic feet of proved natural gas reserves, and the drilling of wells in Burgos led to the addition of 69.0 billion cubic feet of proved natural gas reserves. The main discoveries in the Arabe, Kripton and Sigma fields in Burgos during 2001 account for 31.9 billion cubic feet of proved natural gas reserves. In addition, new discoveries in Veracruz led to an addition of 13.9 billion cubic feet of natural gas.

  Investment in Exploration and Production

        In 2001, we invested Ps. 57,302 million in exploration and production, as compared to Ps. 46,626 million in 2000, representing a 22.9% increase in investment in exploration and production. An important component of our investment budget consists of projects financed under the Mexican Government's program for PIDIREGAS. In 2001, Pemex-Exploration and Production's PIDIREGAS investments totaled approximately Ps. 35,945 million, consisting of Ps. 25,867 million in investments in the Cantarell fields, Ps. 7,018 million for development of the Burgos natural gas fields, Ps. 1,466 million in the Delta del Grijalva project and Ps. 1,594 million in the Strategic Gas Program. These PIDIREGAS are described below.

        Cantarell.    Pemex-Exploration and Production invested Ps. 18,337 million in 1999, Ps. 20,210 million in 2000, and Ps. 25,867 million in 2001 in the development of the Cantarell reservoirs in the Marine region. For 2002, we have budgeted Ps. 30,709 million for Cantarell investments. By the end of 2002, we expect our investments in the Cantarell project to total approximately U.S. $11.6 billion.

        On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell oil and natural gas field to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant will cost an estimated Ps. 10,131 million. Pursuant to the terms of the agreement, the consortium has legal ownership of the plant, and Pemex-Exploration and Production has committed to buy from the consortium 1.2 billion cubic feet per day of nitrogen for a period of 15 years. The plant began operations in 2000, and is not yet working at full capacity. During 2001, Pemex-Exploration and Production paid approximately U.S.

$186 million under this contract for a total volume of approximately 390.8 billion cubic feet of nitrogen. As of June 2002, the amount of the nitrogen to be supplied during the remaining life of the agreement amounted to approximately 1,200 million cubic feet per day. We expect this project to increase our crude oil recovery rates by injecting nitrogen into the Cantarell reservoirs, which should help maintain pressure during crude oil extraction. By maintaining favorable crude oil recovery rates at Cantarell, we expect that the injection program will yield long-term benefits, including an increase in exploitable hydrocarbon reserves at Cantarell. In the event that the agreement is rescinded due to a cause imputed to us, we will be obligated under the agreement to purchase the nitrogen production plant, the estimated value of which is approximately Ps. 8,310 million.

        Burgos.    In 1997, Pemex-Exploration and Production initiated a 15-year, U.S. $5.7 billion project to develop the Burgos natural gas fields in Northern Mexico, which accounted for 11% of our total natural gas production in 1997. We expect that the Burgos project will better enable us to meet increasing domestic demand for natural gas and thereby reduce our imports of natural gas in the future. Three major turn-key contracts have been awarded to Dowell-Schlumberger México (worth U.S. $108 million), Industrial Perforadora de Campeche (worth U.S. $96.4 million) and Halliburton International Inc. (worth U.S. $71 million) for this project. Exploratory activities and field reentrance and maintenance activities in the Burgos region increased estimated reserves by 66.8 million barrels of oil equivalent in 1998 and decreased estimated reserves by 24.4 million barrels of oil equivalent in 1999. We invested Ps. 7,307 million in 1999, Ps. 5,596 million in 2000 and Ps. 7,018 million in 2001 in the Burgos project. For 2002, we anticipate that our investments in this project will amount to Ps. 12,500 million and that our total accumulated investments will reach approximately U.S. $4.1 billion.

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

        Strategic Gas Program.    In 2001, Pemex-Exploration and Production initiated a nine-year, U.S. $8,105 million investment project named the Strategic Gas Program. The purpose of the program is to increase the supply of natural gas and develop a reserve that would satisfy the domestic demand for natural gas, thereby reducing future reliance on imports. Field development and optimization of production will represent 39% of investments, with the goal of increasing the production of natural gas to 883 million cubic feet per day by 2007. Exploration activities will represent 49% of investments with the goal of increasing proved reserves in the nineteen different natural gas projects by 2,412 million barrels per year of oil equivalent, from current levels. Finally, development of newly discovered fields will represent 12% of the investment amount. In 2001, total investment for the program was U.S. $283 million and average production was 19 million cubic feet per day of natural gas.

        Non-PIDIREGAS Investments.    In addition to PIDIREGAS investments, Pemex-Exploration and Production invested Ps. 21,357 million in 2001, of which 81% was invested in general operating improvements and 19% was invested in strategic projects. Our investments in strategic projects consisted of Ps. 1,385 million in oil and gas exploration and Ps. 2,764 million in general field development and facilities.

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

  Crude Oil Production

        In 2001, we produced an average of 3,127 thousand barrels per day of crude oil, 3.8% greater than our average daily production in 2000. The increase was mainly due to an increase in production of crude oil by the Cantarell project of 261 thousand barrels per day (or 18% greater than its average daily production for 2000), which was only partially offset by a decrease in production of light crude oil in other regions.

        Crude oil can be classified by sulphur content. "Sour" crudes contain 3.4% or greater sulphur content by weight and "sweet" crudes contain less than 1.0% sulphur content by weight. Most of our production is classified as sour crudes.

        Pemex-Exploration and Production produces four types of crude oil:

  •
  Altamira, a heavy crude oil;

  •
  Maya, a heavy crude oil;

  •
  Isthmus, a light crude oil; and

  •
  Olmeca, a very light crude oil.

        Most of Pemex-Exploration and Production's production consists of Isthmus and Maya crude oil. In 2001, 63.9% of Pemex-Exploration and Production's total production of crude oil consisted of heavy crudes and 36.1% consisted of light and very light crudes. The Marine region yields mostly heavy crude oil (62.5% of overall production), although significant volumes of light crude oil are also produced (18.7% of overall production). The Southern region yields mainly light and very light crudes (together, 16.3% of overall production), whereas the Northern region yields mostly heavy crude oil (together, 2.5% of overall production).

        The following table sets forth our annual crude oil production rates for the five years ended December 31, 2001.

	Year Ended December 31,
						2001 vs. 2000
	1997	1998	1999	2000	2001
	(in thousands of barrels per day)					(%)
Marine region
Heavy crude oil	1,511.0	1,605.4	1,516.3	1,730.5	1,953.6	12.9
Light crude oil	788.1	751.8	721.5	654.4	586.2	(10.4)

Total	2,299.1	2,357.2	2,237.8	2,384.9	2,539.8	6.5
Southern region
Heavy crude oil	0.6	0.2	—	—	—	—
Light crude oil	626.3	620.6	587.2	549.6	508.7	(7.4)

Total	626.9	620.8	587.2	549.6	508.7	(7.4)
Northern region
Heavy crude oil	55.5	53.3	47.2	43.7	43.3	(0.9)
Light crude oil	40.8	39.1	33.9	33.7	35.2	4.4

Total	96.3	92.4	81.1	77.5	78.5	1.4
Total heavy crude oil	1,567.1	1,658.9	1,563.5	1,774.3	1,997.0	12.6
Total light crude oil	1,455.2	1,411.5	1,342.6	1,237.7	1,130.1	(8.7)

Total crude oil	3,022.2	3,070.5	2,906.0	3,012.0	3,127.0	3.8

Note: Numbers may not total due to rounding.

Source: Pemex-Exploration and Production

        In 2001, the Marine region's offshore facilities, which are located in the Campeche Sound in the Gulf of Mexico, produced approximately 81% of Mexico's crude oil. Approximately 16% of crude oil production came from onshore facilities in the Southern region. Inland facilities in the Northern region accounted for the remaining 3% of total crude oil production. Due to the high productivity of certain wells, 15 fields accounted for 85.6% of Mexico's crude oil production in 2001.

        The Marine region is an area of approximately 21,000 square kilometers in the Campeche Sound in the Gulf of Mexico. Our production area covers 9,000 square kilometers of the Marine region. We began geophysical operations in this region in 1972, commenced drilling in 1974 and began production in June 1979. In 2001, the average production level for this region was 2,540 thousand barrels per day. The Marine region's oil fields are less than 100 meters below sea level and have an average well depth of 3,500 meters.

        The Southern region covers an area of approximately 23,000 square kilometers, with our production area in this region comprising 9,000 square kilometers in the states of Chiapas and Tabasco. In 2001, production in the Southern region totaled 509 thousand barrels per day. This production area included 104 oil fields with an average well depth of 5,500 meters.

        The Northern region covers an area of approximately 2 million square kilometers, with our production area in this region located in the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and the continental platform in the Gulf of Mexico. In 2001, production in the Northern region totaled 78 thousand barrels of crude oil per day and 1,238 million cubic feet of natural gas per day. This production area included 177 oil fields with an average well depth of 2,100 meters.

  Production by Fields

        We conduct exploration, production and development activities in fields throughout Mexico. Mexico's main fields are described below.

        Cantarell Complex.    Cantarell is located on the continental shelf of the Gulf of Mexico and is the eighth largest petroleum complex of fields in the world in terms of proved reserves. It consists of the Akal, Chac, Kutz and Nohoch fields, which extend over an area of 162 square kilometers. As of December 31, 2001, there were a total of 347 wells drilled, 186 of which were producing. During 2001, the complex produced an average of 1.7 million barrels of crude oil and 621.5 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 8.5 billion barrels of crude oil and 3.6 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 8.3 billion barrels of crude oil and 4.1 trillion cubic feet of natural gas. Total proved reserves were 9.4 billion barrels of crude oil equivalent, of which 7.7 billion were developed.

        Burgos Project.    The Burgos fields of Northern Mexico produced an average of 1.0 billion cubic feet of natural gas per day in 2001. This complex of fields is the largest producer of non-associated gas in Mexico. The most important producers are the Arcabuz-Culebra, Arcos and Cuitláhuac fields.

  •
  Arcabuz-Culebra. This field covers an area of 380 square kilometers. As of December 31, 2001, there were a total of 481 wells drilled, 348 of which were producing. During 2001, the field produced an average of 330.4 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 979.4 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 473.4 billion cubic feet of natural gas, of which 275.6 billion were developed.

  •
  Cuitláhuac. This field covers an area of 190 square kilometers. As of December 31, 2001, there were a total of 210 wells drilled, 153 of which were producing. During 2001, the field produced an average of 126.5 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 279.5 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 272.2 billion cubic feet of natural gas, of which 166.2 billion were developed.

  •
  Arcos. This field covers an area of 45 square kilometers. As of December 31, 2001, there were a total of 124 wells drilled, 117 of which were producing. During 2001, the field produced an average of 180.6 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 335.7 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 172.0 billion cubic feet of natural gas, of which 116.1 billion were developed.

        Delta del Grijalva Project.    In terms of production, this project is the third most important in the Southern region. It includes the fields of Caparroso-Pijije-Escuintle, Escarbado, Luna-Palapa, Sen and Tizón. During 2001, the fields produced an average of 67.8 thousand barrels of crude oil and 239.1 million cubic feet of natural gas per day. The most important producers are Caparroso-Pijije-Escuintle, Luna-Palapa and Sen.

  •
  Sen. This field covers an area of 41 square kilometers. As of December 31, 2001, there were a total of 27 wells drilled, 14 of which were producing. During 2001, the field produced an average of 32.5 thousand barrels of crude oil and 92.3 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 153.5 million barrels of crude oil and 420.6 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 64.5 million barrels of crude oil and 191.1 billion cubic feet of natural gas. Total proved reserves were 110.5 million barrels of crude oil equivalent, of which 108.6 million were developed.

  •
  Luna-Palapa. This field covers an area of 17 square kilometers. As of December 31, 2001, there were a total of 40 wells drilled, 10 of which were producing. During 2001, the field produced an average of 16.6 thousand barrels of crude oil and 90.0 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 104.9 million barrels of crude oil and

    567.8 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 30.2 million barrels of crude oil and 149.0 billion cubic feet of natural gas. Total proved reserves were 65.9 million barrels of crude oil equivalent, of which 59.4 million were developed.

  •
  Caparroso-Pijije-Escuintle. This field covers an area of 16.6 square kilometers. As of December 31, 2001, there were a total of 32 wells drilled, 12 of which were producing. During 2001, the field produced an average of 14.7 thousand barrels of crude oil and 43.7 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 87.0 million barrels of crude oil and 249.0 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 40.2 million barrels of crude oil and 116.9 billion cubic feet of natural gas. Total proved reserves were 68.3 million barrels of crude oil equivalent, all of which were developed.

        Antonio J. Bermúdez Complex.    This complex of fields is the largest crude oil producer in the Southern region and the fourth largest in Mexico. It consists of the Samaria, Cunduacan, Oxiacaque, Iride, Platanal and Carrizo fields and covers an area of 192 square kilometers. As of December 31, 2001, there were a total of 379 wells drilled, 87 of which were producing. During 2001, the complex produced an average of 158.5 thousand barrels of crude oil and 275.9 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 2.4 billion barrels of crude oil and 3.2 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 1.9 billion barrels of crude oil and 3.5 trillion cubic feet of natural gas. Total proved reserves were 2.7 billion barrels of crude oil equivalent, of which 1.8 billion were developed.

        Jujo-Tecominoacán Field.    This field is the second largest crude oil producer in the Southern region and the eighth largest producer in Mexico and covers an area of 74 square kilometers. As of December 31, 2001, there were a total of 101 wells drilled, 48 of which were producing. During 2001, the field produced an average of 84.8 thousand barrels of crude oil and 118.5 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 910.9 million barrels of crude oil and 1.2 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 810.3 million barrels of crude oil and 1.8 trillion cubic feet of natural gas. Total proved reserves were 1.3 billion barrels of crude oil equivalent, of which 589.1 million were developed.

        Muspac Field.    Muspac is the most important gas producer in the Southern region and the fifth most important in the country, covering an area of 17 square kilometers. As of December 31, 2001, there were a total of 24 wells drilled, 15 of which were producing. During 2001, the field produced an average of 5.8 thousand barrels of crude oil and 212.2 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 87.1 million barrels of crude oil and 1,283.6 billion cubic feet of natural gas. Total proved reserves were 313.6 million barrels of crude oil equivalent, of which 207.3 million were developed, and proved hydrocarbon reserves totaled 17.4 million barrels of crude oil and 1,213.4 trillion cubic feet of natural gas.

        Abkatún-Pol-Chuc Complex.    This area is made up of three fields in the Southwestern offshore region which extend over an area of 198 square kilometers. As of December 31, 2001, there were a total of 188 wells drilled, 35 of which were injectors. Currently, there are 54 producing wells. During 2001, the complex produced an average of 283.4 thousand barrels of crude oil and 290.8 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 3.6 billion barrels of crude oil and 3.2 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 392.0 million barrels of crude oil and 292.2 billion cubic feet of natural gas. Total proved reserves were 460.0 million barrels of crude oil equivalent, of which 408.5 million were developed.

        Caan Field.    This field is located in the Southwestern offshore region and covers an area of 46 square kilometers. As of December 31, 2001, there were a total of 41 wells drilled, 27 of which were producing. During 2001, the field produced an average of 163.3 thousand barrels of crude oil and 258.4 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was

585.1 million barrels of crude oil and 993.7 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 174.5 million barrels of crude oil and 429.3 billion cubic feet of natural gas. Total proved reserves were 270.1 million barrels of crude oil equivalent, of which 258.2 million were developed.

        Ku-Maloob-Zaap Complex.    This complex of fields is located off the coast of Campeche in Mexican territorial waters in the Gulf of Mexico. This is Mexico's fourth most important complex of fields in terms of total remaining hydrocarbon reserves. It is composed of the Ku, Maloob and Zaap fields, and extends over an area of 121 square kilometers. As of December 31, 2001, there were a total of 61 wells drilled, 40 of which were producing. During 2001, this complex produced an average of 247.0 thousand barrels of crude oil and 152.5 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 1.6 billion barrels of crude oil and 850.9 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 1.3 billion barrels of crude oil and 891.2 billion cubic feet of natural gas. Total proved reserves were 1,575.2 million barrels of crude oil equivalent, of which 526.8 million were developed.

        Ek and Balam Fields.    This complex of fields is located off the coast of Campeche in Mexican territorial waters in the Gulf of Mexico. It is made up of two fields extending over an area of 43 square kilometers. As of December 31, 2001, there were a total of 35 wells drilled, 7 of which were producing. During December 31, 2001, the fields produced an average of 21.3 thousand barrels of crude oil and 5.2 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 103.2 million barrels of crude oil and 25.4 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 152.1 million barrels of crude oil and 42.5 billion cubic feet of natural gas. Total proved reserves were 162.8 million barrels of crude oil equivalent, all of which were developed.

        Paleocanal de Chicontepec.    This complex of fields (which we refer to as "Chicontepec") is part of the northern region of our operations and is divided into 29 areas, which extend over an area of 3,731 square kilometers. As of December 31, 2001, there were a total of 1,138 wells drilled, 361 of which were producing. During 2001, Chicontepec produced an average of 7.4 thousand barrels of crude oil and 19.5 million cubic feet of natural gas per day. As of December 31, 2001, cumulative production was 110.9 million barrels of crude oil and 195.0 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 479.8 million barrels of crude oil and 1,040.5 billion cubic feet of natural gas. Total proved reserves were 670.1 million barrels of crude oil equivalent, of which 46.9 million were developed.

  Pipelines

        The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2001, this pipeline network consisted of approximately 28,285 kilometers of pipe, of which 2,537 kilometers were located in the Marine region, 12,085 kilometers were located in the Southern region and 13,663 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see "—Transportation and Distribution" below.

  Crude Oil Sales

        During 2001, domestic consumption of crude oil amounted to approximately 1,349 thousand barrels per day, which represented 43% of our total crude oil production. Through PMI's activities, we sold the remainder of our crude oil production abroad. See "—International Trading" below. Maya crude oil accounted for 76% of exported crude oil volume sold by PMI in 2001, but only 29% of domestic consumption.

        The following table sets forth crude oil distribution.

Crude Oil Distribution

	At December 31,
						2001 vs. 2000
	1997	1998	1999	2000	2001
	(in thousands of barrels per day)					(%)
Production	3,022.2	3,070.5	2,906.0	3,012.0	3,127.0	3.8
Distribution
Refineries	1,072.6	1,154.5	1,132.5	1,126.9	1,140.4	1.2
Products under processing agreements(1)	—	—	56.7	103.7	62.3	(39.9)
Petrochemicals	194.3	163.4	149.6	136.0	146.2	7.5
Exports(2)	1,730.5	1,738.0	1,551.2	1,619.8	1,756.6	8.4

Total	2,997.3	3,055.8	2,890.0	2,986.4	3,105.6	4.0

Stock changes, statistical differences	24.9	14.6	16.1	25.6	21.4	(16.4)

Note: Numbers may not total due to rounding.

(1)
Represents exports to third-party processors for re-import into Mexico.
(2)
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

Source: Pemex-Exploration and Production

        Because of its higher sulphur content, Maya crude oil requires extra processing and has lower refining yields than do more valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Because of this, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. In addition, because of this price difference, we must continue to support the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil in less efficient refining complex configurations. We may do this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers agree to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil.

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

        These production processes together constitute Pemex-Refining's production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	1997	1998	1999	2000	2001
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,525.0	1,525.0	1,525.0	1,559.0	1,559.0
Vacuum distillation	761.7	757.1	757.1	774.8	773.8
Cracking	368.0	368.0	368.0	375.0	375.0
Visbreaking	141.0	141.0	141.0	141.0	141.0
Reforming	227.8	226.0	226.0	268.8	268.8
Hydrotreatment	698.0	748.0	748.0	808.0	848.0
Alkylation and isomerization	113.0	120.7	120.7	109.0	109.0
Natural gas liquid fractionation(1)	71.0	—	—	—	—

(1)
Propane, butanes and naphthas.

Source: Base de Datos Institucional (Pemex BDI)

        At the end of 2001, Pemex-Refining owned and operated six refineries, Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula, and one topping unit located in the petrochemical complex of La Cangrejera. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulphurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2001, our refineries processed 1,252 thousand barrels per day of crude oil (200 thousand barrels at Cadereyta, 106 thousand barrels at Madero, 177 thousand barrels at Minatitlán, 186 thousand barrels at Salamanca,

293 thousand barrels at Salina Cruz and 290 thousand barrels at Tula), which consisted of 829 thousand barrels per day of Olmeca and Isthmus crude oil and 423 thousand barrels per day of Maya crude oil.

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

  Production

        Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined oil and natural gas products. Pemex-Refining produced 1,267 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2001, an increase of 1.7% from 2000 levels.

        The following table sets forth, by category, Pemex-Refining's production of refined products from 1997 through 2001.

Pemex-Refining Production

	Year Ended December 31,
						2001 vs. 2000
	1997	1998	1999	2000	2001
	(in thousands of barrels per day)					(%)
Refinery runs
Crude oil	1,242.3	1,283.0	1,228.0	1,227.4	1,251.9	2.0
Liquids	0.2	0.0	0.0	0.0	0.0	—

Total	1,242.5	1,283.0	1,228.0	1,227.4	1,251.9	2.0

Refined products
Liquefied petroleum gas	38.3	28.8	31.0	24.9	27.8	11.6
Gasoline
Nova (leaded)/Base(1)	102.8	52.5	46.5	27.9	22.4	(19.7)
Pemex Magna	282.5	347.9	346.6	346.0	349.4	1.0
Pemex Premium	1.1	9.7	11.2	17.9	17.3	(3.4)
Others	1.9	1.8	1.6	1.2	1.2	—

Total	388.3	411.9	405.9	393.0	390.3	(0.7)
Kerosenes
Jet fuel	56.0	57.1	57.8	55.3	56.7	2.5
Other kerosenes	3.1	1.9	0.8	0.3	0.3	0.0

Total	59.1	59.0	58.6	55.6	57.0	2.5
Diesel
Pemex Diesel	242.2	250.7	248.4	254.5	266.6	4.8
Low sulphur diesel	22.8	23.0	6.9	1.2	1.1	(8.3)
Others	10.4	16.3	16.6	9.7	13.9	43.3

Total	275.4	290.0	271.9	265.4	281.6	6.1
Fuel oil	426.2	445.8	427.9	422.6	435.9	3.1
Other refined products
Industrial gas oil	4.6	5.7	3.8	2.4	0.0	(100.0)
Asphalts	25.8	29.7	30.3	31.1	28.7	(7.7)
Lubricants	5.6	5.4	8.3	6.0	5.2	(13.3)
Paraffins	1.7	1.8	1.9	1.3	1.2	(7.7)
Still gas	49.6	49.2	43.3	41.8	39.0	(6.7)
Other refined products(2)	1.1	1.7	1.5	1.9	0.6	(68.4)

Total	88.4	93.5	89.0	84.5	74.7	(11.6)

Total refined products	1,275.7	1,329.0	1,284.4	1,246.0	1,267.3	1.7

Note: Numbers may not total due to rounding.

(1)
For 1997, figure refers to Nova (leaded) only. As of 1998, data refers to production of base gasoline only.
(2)
Includes aeroflex 1-2, coke and furfural extract.

Source: Pemex BDI

        Fuel oil, automotive gasoline and diesels represented the bulk of Pemex-Refining's production. In 2001, fuel oil represented 34%, gasoline represented 31% and diesels represented 22% of total refined product production. Jet fuel represented 4% and liquefied petroleum gas represented 2% of total production of refined products in 2001. The remainder of Pemex-Refining's production consisted of a variety of other refined products.

        As a result of our strategy of investing in technology to improve the quality of our fuels, over the past few years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) in relation to leaded gasoline. The share of unleaded gasoline as a percentage of our total automotive gasoline production has increased from 73% in 1997 to 100% since 1998. We also introduced new environmentally sound products such as Pemex Diesel, with 0.05% sulphur content. The share of Pemex Diesel as a percentage of total diesel produced by Pemex-Refining has increased from 88% in 1997 to 95% in 2001. We have also promoted liquefied petroleum gas as an environmentally sound substitute fuel for gasoline in motor vehicles.

  Domestic Sales

        We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

        Over the five years ended December 31, 2001, the value of Pemex-Refining's domestic sales of refined products was as follows:

Value of Domestic Sales(1)

	Year Ended December 31,
											2001 vs. 2000
	1997		1998		1999		2000		2001
	(in millions of pesos)										(%)
Oil Products
Gasoline
Nova (leaded)(2)	Ps.	6,469.3	Ps.	0.0	Ps.	0.0	Ps.	0.0	Ps.	0.0	—
Pemex Magna		35,710.8		36,426.3		40,946.8		65,334.6		60,734.8	(7.0)
Pemex Premium		1,213.5		3,012.5		4,793.6		9,584.4		10,910.1	13.8
Aviation fuels		90.7		98.9		115.3		113.0		112.3	(0.6)
Others		161.6		132.5		124.7		152.1		138.5	(8.9)

Total		43,645.9		39,670.2		45,980.3		75,184.0		71,895.6	(4.4)
Kerosenes
Jet fuel		3,232.7		2,856.4		3,800.2		6,681.6		5,681.6	(15.0)
Other kerosenes		97.9		80.8		99.7		99.3		125.0	25.9

Total		3,330.6		2,937.2		3,899.9		6,780.9		5,806.6	(14.4)
Diesel
Pemex Diesel		17,685.7		15,018.1		18,406.1		30,386.3		27,589.3	(9.2)
Low sulphur(3)		74.8		—		—		—		—	—
Others		3,315.5		3,400.3		4,262.9		7,531.0		6,203.6	(17.6)

Total		21,076.0		18,418.3		22,669.0		37,917.3		33,793.0	(10.9)
Fuel oil
Total		18,312.4		16,388.6		20,250.4		33,521.7		27,653.0	(17.5)
Other refined products
Industrial gas oil		347.3		349.7		284.0		317.4		9.3	(97.1)
Asphalts		725.3		808.9		988.2		1,648.5		1,513.7	(8.2)
Lubricants		670.9		626.2		705.0		999.0		1,008.2	0.9
Paraffins		178.4		153.8		154.1		157.2		141.2	(10.2)
Others		2.0		1.1		1.2		2.0		0.5	(75.0)

Total		1,923.9		1,939.7		2,132.5		3,124.1		2,672.9	(14.4)

Total oil products	Ps.	88,288.7	Ps.	79,354.0	Ps.	94,932.2	Ps.	156,527.9	Ps.	141,821.1	(9.4)

Petrochemicals(4)	Ps.	284.7	Ps.	151.9	Ps.	256.1	Ps.	545.4	Ps.	687.5	26.0

Notes: Numbers may not total due to rounding.

(1)
Excludes IEPS Tax and value added tax. See "—Taxes and Duties" below.
(2)
Pemex-Refining ceased selling leaded gasoline at the end of 1997.
(3)
Beginning in 1998, low sulphur diesel sales are included in Pemex Diesel sales figures.
(4)
Includes petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI

        The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 80% of our fuel oil production during 2001 pursuant to a fuel oil supply contract entered into in November 1995 under which we agreed to supply a minimum of 270,000 barrels of fuel oil per day to the Federal Electricity Commission. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulphur) at Houston, Texas, as quoted in Platt's U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2001, this volume discount amounted to approximately 2.5% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months' notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2001 was Ps. 22,286 million and represented 4.9% of our total consolidated sales revenues.

        The value of our domestic sales of refined oil products decreased by 9.4% (or Ps. 14,706.8 million) in 2001 from 2000 levels, primarily due to the decrease in international prices of refined products by 8% over the year. In particular, the price of automotive gasoline fell 7.3%, the price of diesel gas fell by 7.6% and the price of fuel oil fell by 14% during 2001.

        The volume of our domestic gasoline sales in 2001 increased by 3.6% from 2000 levels, from 532.7 thousand barrels per day in 2000 to 551.8 thousand barrels per day in 2001. By the end of 1997, we stopped selling Nova low-octane leaded gasoline in Mexico. The volume of our domestic diesel sales decreased by 3.1%, from 284.7 thousand barrels per day in 2000 to 275.8 thousand barrels per day in 2001, due to a decrease in industrial demand as a result of a reduction in Mexico's industrial activity. In addition, the volume of our domestic sales of fuel oil decreased by 3.6%, from 492.4 thousand barrels per day to 474.9 thousand barrels per day, primarily due to a decrease in demand from the Federal Electricity Commission and a decrease in industrial demand as a result of a decrease in Mexico's industrial production.

        The volume of Pemex-Refining's domestic sales of refined products for the five-year period ended December 31, 2001 was distributed as follows:

Volume of Domestic Sales

	Year Ended December 31,
						2001 vs. 2000
	1997	1998	1999	2000	2001
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Oil Products
Gasoline
Nova (leaded)(1)	78.4	0.0	0.0	0.0	0.0	—
Pemex Magna	408.2	481.2	468.0	472.3	476.5	0.9
Pemex Premium	11.2	30.5	43.0	59.1	74.1	25.4
Aviation fuels	0.6	0.5	0.5	0.4	0.4	—
Others	1.2	1.1	1.0	0.8	0.8	—

Total	499.6	513.4	512.6	532.7	551.8	3.6
Kerosenes
Jet fuel	47.2	52.4	55.3	55.5	55.3	(0.4)
Other kerosenes	1.2	0.8	0.8	0.7	0.8	14.3

Total	48.4	53.2	56.1	56.2	56.1	(0.2)
Diesel
Pemex Diesel	218.9	225.8	224.9	228.6	226.4	(1.0)
Low sulphur(2)	0.8	—	—	—	—	—
Others	42.7	50.4	49.8	56.1	49.4	(11.9)

Total	262.5	276.2	274.7	284.7	275.8	(3.1)
Fuel oil
Total	453.9	489.1	470.8	492.4	474.9	(3.6)
Other oil products
Industrial gas oil	5.5	6.5	4.3	2.3	0.0	(100.0)
Asphalts	16.3	17.1	19.5	20.6	20.9	1.5
Lubricants	5.7	5.2	5.8	6.4	5.5	(14.1)
Paraffins	1.6	1.3	1.3	1.3	1.2	(7.7)
Others	1.5	1.0	1.1	1.8	0.4	(77.8)

Total	30.6	31.1	32.0	32.4	28.0	(13.6)

Total oil products	1,295.0	1,363.0	1,346.1	1,398.4	1,386.7	(0.8)

Petrochemicals(3)	90.6	51.0	84.5	201.1	301.6	50.0

Note: Numbers may not total due to rounding

(1)
Pemex-Refining ceased selling leaded gasoline at the end of 1997.
(2)
Since 1998, low sulphur diesel sales volumes are included in Pemex Diesel sales volumes.
(3)
In thousands of metric tons per day. Includes petrochemical by-products of the refining process produced and sold by Pemex-Refining.

Source: Pemex BDI

        At the retail level, we now offer standard and premium grades of unleaded gasoline throughout the country. Our efforts to build and enhance our brands have also progressed during 2000 and 2001. More than 99% of Mexico's independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities and technical assistance in the development of marketing and customer service programs. At the end of 2001, there were 5,139 retail service stations in Mexico, of which 5,113 were privately owned and operated as franchises.

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

        Cadereyta Project.    In November 1997, Pemex-Refining awarded a U.S. $1.6 billion contract to upgrade and revamp the Cadereyta refinery to Consorcio Proyecto Cadereyta (CONPROCA) a consortium formed by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. We expect the project to increase clean fuel production substantially, specifically gasoline and diesel, which will enable Pemex-Refining to fulfill future demand requirements in northern Mexico and comply with future environmental regulations. As of December 2001, the project was certified as 99.31% complete. Pemex-Refining made the first amortization payment of U.S. $121.2 million on December 15, 2000. During 2001, Pemex-Refining made the second and third amortization payments of U.S. $121.2 million each on June 15, 2001 and December 15, 2001.

        Madero Project.    In February 1999, Pemex-Refining awarded a U.S. $1.2 billion contract for the Madero refinery upgrading project to another consortium, PEMOPRO, S.A. de C.V., led by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The total cost of the project is an estimated U.S. $1.6 billion and will involve the construction of 10 new plants and the upgrading of five others at the Madero complex in the state of Tamaulipas in northeastern Mexico. The project is expected to increase the Madero refinery's processing capacity for heavy crude oil (Maya) by 125,000 barrels per day, increase gasoline production by 34,000 barrels per day, increase middle distillates (diesel and jet fuel) production by 15,000 barrels per day and reduce production of high sulphur fuel oil by 13,000 barrels per day. As of December 2001, 95.11% of the total work for the Madero project had been completed. The project was completed on October 24, 2002.

        Tula and Salamanca Projects.    On November 11, 1999, Pemex-Refining awarded the Tula and Salamanca projects to Samsung Co. through an international bidding process. These projects are dedicated exclusively to increasing gasoline production, whereas the Cadereyta and Madero projects are dedicated to increasing heavy crude oil processing capacities through residual conversion. Upon the successful arrangement of a U.S. $333.5 million credit facility on March 10, 2000, Samsung Co. began construction on both projects. The construction period for both the Tula and Salamanca projects lasted 27 months. Total costs are expected to be U.S. $139.0 million for the Tula Project and U.S. $194.5 million for the Salamanca project. As of December 2001, the Tula project was 97.87% complete and the Salamanca project was 95.23% complete. The Tula project was completed on August 27, 2002, and the Salamanca project is expected to be delivered in the second half of 2002.

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

        2002 Refining Investment Budget.    For 2002, Pemex-Refining has budgeted Ps. 21,445 million for investment in PIDIREGAS. In addition, Pemex-Refining has budgeted Ps. 8,942.2 million for investments in 2002, not including expenditures related to PIDIREGAS. This non-PIDIREGAS budget includes Ps. 1,707.6 million in amortization payments for PIDIREGAS or 19% of the total budget. Pemex-Refining will invest 23% of the total amount to expand and upgrade refineries, 13% in environmental and industrial safety projects, 2% in pipeline systems and distribution terminals, 22% in maintenance and rehabilitation projects and 21% in other projects and acquisitions.

Gas and Basic Petrochemicals

  Natural Gas and Condensates

        Pemex-Exploration and Production's average natural gas production decreased by 3.6%, from 4,679 million cubic feet per day in 2000 to 4,511 million cubic feet per day in 2001, while the average natural gas production of Pemex-Gas and Basic Petrochemicals increased by 0.5%, from 2,791 million cubic feet per day in 2000 to 2,804 million cubic feet per day in 2001. Natural gas production associated with crude oil production accounted for 71.8% of production of natural gas in 2001, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 36 fields (or 12% of the 301 fields) accounted for 78% of all production in 2001. Of the total production, 34% originated in the Marine region, 39% in the Southern region and the remainder in the Northern region.

        All natural gas production is directed to Pemex-Gas and Basic Petrochemical's gas processing facilities. At the end of 2001, Pemex-Gas and Basic Petrochemicals owned ten facilities.

        The following facilities are located in the Southern region:

  •
  Cactus: This facility contains 22 plants that together produced 728.3 million cubic feet per day of dry gas, 24.7 thousand barrels per day of ethane, 41.7 thousand barrels per day of liquid gas, 23.0 thousand barrels per day of naphtha and 312.6 thousand tons of sulphur at December 31, 2001.

  •
  Ciudad Pemex: This facility contains eight plants that together produced 642.6 million cubic feet per day of dry gas and 186.3 thousand tons of sulphur at December 31, 2001.

  •
  La Cangrejera: This facility contains two plants that together produced 34.4 thousand barrels per day of ethane, 38.0 thousand barrels per day of liquid gas and 9.3 thousand barrels per day of naphtha at December 31, 2001.

  •
  Morelos: This facility contains one plant that produced 34.0 thousand barrels per day of ethane, 42.1 thousand barrels per day of liquid gas and 10.3 thousand barrels per day of naphtha at December 31, 2001.

  •
  Nuevo Pemex: This facility contains 13 plants that together produced 861.7 million cubic feet per day of dry gas, 37.6 thousand barrels per day of ethane, 74.4 thousand barrels per day of liquid gas, 39.7 thousand barrels per day of naphtha and 163.2 thousand tons of sulphur at December 31, 2001.

  •
  Pajaritos: This facility contains one plant that produced 11.8 thousand barrels per day of ethane at December 31, 2001.

  •
  La Venta: This facility contains two plants that together produced 134.1 million cubic feet per day of dry gas at December 31, 2001.

  •
  Matapionche: This facility contains five plants that together produced 88.7 million cubic feet per day of dry gas, 2.6 thousand barrels per day of liquid gas, 1.1 thousand barrels per day of naphtha and 12.5 thousand tons of sulphur at December 31, 2001.

  •
  Poza Rica: This facility contains four plants that together produced 83.6 million cubic feet per day of dry gas, 3.6 thousand barrels per day of ethane, 2.2 thousand barrels per day of liquid gas, 0.8 thousand barrels per day of naphtha and 9.5 thousand tons of sulphur at December 31, 2001.

        The following facility is located in the Northern region:

  •
  Reynosa: This facility contains two plants that together produced 265.4 million cubic feet per day of dry gas, 1.1 thousand barrels per day of ethane, 4.4 thousand barrels per day of liquid gas, 4.1 thousand barrels per day of naphtha and 1.7 thousand barrels per day of other products at December 31, 2001.

        The following tables set forth Pemex-Gas and Basic Petrochemicals' total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2001.

Natural Gas and Condensates Processing and Production(1)

	Year Ended December 31,
						2001 vs. 2000
	1997	1998	1999	2000	2001
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	3,338	3,568	3,527	3,637	3,629	(0.2)
Sour gas	3,088	3,177	3,071	3,166	3,179	0.4
Sweet gas(2)	250	391	456	471	450	(4.5)
Condensates(3)	102	98	96	101	105	4.0
Gas to natural gas liquids extraction	3,389	3,716	3,612	3,710	3,693	(0.5)
Wet gas	3,191	3,416	3,378	3,536	3,526	(0.3)
Reprocessing streams(4)	198	300	234	174	166	(4.6)
Production
Dry gas(5)	2,799	2,816	2,709	2,791	2,804	0.5
Natural gas liquids(6)(7)	400	439	447	445	443	(0.4)
Liquefied petroleum gas(6)	177	196	201	204	206	1.0
Ethane(6)	125	145	160	156	147	(5.8)
Naphtha(6)(8)	84	88	84	85	88	3.5
Sulphur(9)	750	739	687	661	684	3.5

(1)
Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 4,511 million cubic feet per day of natural gas in 2001.
(2)
Includes sweet vapor from condensates.
(3)
Includes internal streams.
(4)
Reprocessing of pipeline gas at various cryogenic plants.
(5)
Does not include ethane reinjected into the natural gas stream.
(6)
In thousands of barrels per day.
(7)
Includes stabilized condensates, reprocessing streams from La Cangrejera petrochemical complex and other streams for fractionating.
(8)
Includes pentanes.
(9)
In thousands of tons per day.

Source: Pemex-Gas and Basic Petrochemicals

Processing Capacity

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)(2)	192	192	192	192	144
Sour natural gas(2)	3,553	3,753	3,753	3,753	3,923
Natural gas liquids recovery plants
Cryogenics(3)	3,234	3,959	4,559	4,559	4,559
Absorption(4)	750	750	475	475	475

Total	3,984	4,709	5,034	5,034	5,034
Natural gas liquids fractionating(1)(5)	450	554	554	554	554
Sulphur recovery plants(6)	216	216	216	216	219

(1)
In thousands of barrels per day.
(2)
In 2001, two sour condensates sweetening plants were converted into sour natural gas sweetening plants.
(3)
Includes the cryogenic plant located in La Cangrejera.
(4)
Since the beginning of 1999, the absorption plant at Ciudad Pemex has been out of service.
(5)
Includes liquid recovery plants.
(6)
Processing of hydrosulphuric acid.

Source: Pemex BDI

        Domestic consumption of dry gas, which is natural gas with a methane content of more than 90%, totaled 3,823 million cubic feet per day in 2001, a 0.3% decrease from the 2000 domestic consumption of 3,836 million cubic feet per day. The subsidiary entities consumed approximately 48% of the total domestic dry gas consumed in 2001, while the industrial sector consumed 23%, the electrical sector consumed 26% and residential consumers consumed the remaining 3%.

        We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico which, due to the distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 292 million cubic feet per day of dry gas in 2001, a 26% increase from 231 million cubic feet per day imported in 2000.

        Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities and liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams, decreased by 0.5%, from 445 thousand barrels per day in 2000 to 443 thousand barrels per day in 2001, as our capacity recovered due to repairs and improvements.

        Pemex-Gas and Basic Petrochemicals processes sweet and sour condensates and uses sweet condensates at its Reynosa facilities to produce solvents and naphtha. It also uses sour condensates, which have a higher sulphur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 101 thousand barrels per day in 2001 and 98 thousand barrels per day in 2000. Of these amounts, 87 thousand barrels per day (86%) resulted in stabilized condensates during 2001, and 84 thousand barrels per day (86%) resulted in stabilized condensates during 2000.

        Pemex-Gas and Basic Petrochemicals began operations of its Sulphur Plant No. 1 in November 2000, its Sulphur Plant No. 2 in December 2000 and its Sulphur Plant No. 3 in

January 2001, in the Cactus complex, each with a processing capacity of 24.2 million cubic feet per day of hydrosulphuric acid (291 tons per day of sulphur). In June 2001, Pemex-Gas and Basic Petrochemicals began operating its Sulfur Plant No. 4 and in May 2001, it began operating its Sulphur Plant No. 5 in the Cactus complex, each with a capacity of 17.8 million cubic feet per day of hydrosulphuric acid (320 tons per day of sulphur). In March 2001, Sour Condensate Plants No. 1 and 2 were converted to process sour gas (120 millions cubic feet per day each) in Ciudad Pemex complex. In July 2001, Sulphur Plants No. 1 and 2 in Nuevo Pemex and in October 2001 Sulphur Plant No. 2 in Ciudad Pemex, were revamped and as a result, capacity increased to 400 tons per day of sulphur recovery in Sulphur Plant No. 1 and 407 tons per day of sulphur recovery in Sulphur Plant No. 2. In 2002 and 2003, Pemex-Gas and Basic Petrochemicals expects to begin operations in two additional plants at Matapionche, one additional plant at Poza Rica and two cryogenic plants in a new facility near Reynosa. Matapionche is expected to have a processing capacity of 40 tons per day of sulphur recovery. Poza Rica is expected to have a processing capacity of 64 tons per day of sulphur recovery. The two cryogenic plants near Reynosa are expected to produce a total of 374 million cubic feet per day of dry gas, 9.6 thousand barrels per day of liquefied petroleum gas and 6.5 thousand barrels per day of naphtha, and the facility will contain storage for 65 thousand barrels per day of liquefied petroleum gas and naphtha.

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

        Over the five years ended December 31, 2001, the value of Pemex-Gas and Basic Petrochemicals' domestic sales were distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year Ended December 31,
											2001 vs. 2000
	1997		1998		1999		2000		2001
	(in millions of pesos)										(%)
Natural gas	Ps.	12,553.6	Ps.	13,203.9	Ps.	15,557.5	Ps.	27,594.9	Ps.	28,914.1	4.8
Liquefied petroleum gas		14,004.1		16,389.9		17,597.6		28,469.2		29,327.2	3.0
Petrochemicals
Hexane		135.7		143.5		121.2		115.1		142.6	23.9
Dissolving agents		—		—		19.5		260.5		377.0	44.7
Sulphur		171.1		142.9		148.1		130.6		72.8	(44.3)
Carbon black		108.8		90.5		117.5		210.3		120.1	(42.9)
Pentanes		26.8		22.0		31.6		29.4		2.7	(90.8)
Heptane		22.9		24.1		23.1		22.3		24.7	(10.8)
Butane		9.9		11.9		20.7		35.3		39.2	11.0
Propane		10.0		9.2		16.0		25.3		23.3	(7.9)
Isobutane		6.2		3.7		4.4		7.5		6.3	(16.0)
Others		9.8		9.6		31.5		128.1		157.3	22.8

Total Petrochemicals		501.2		457.4		533.4		964.4		966.0	0.2
Total	Ps.	27,058.9	Ps.	30,051.2	Ps.	33,688.5	Ps.	57,028.5	Ps.	59,207.3	3.8

Note: Numbers may not total due to rounding

(1)
Excludes value added tax.

Source: Pemex BDI

  Subsidiaries of Pemex-Gas and Basic Petrochemicals

        Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries. The following table lists Pemex-Gas and Basic Petrochemicals' subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals' ownership interest:

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest
Gasoductos de Chihuahua, S. de R.L. de C.V	Transport of gas	50.00%
Mexgas International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.	Storage and distribution of liquid sulphur	100.00
Pasco International, Ltd.	Holding company	100.00
Pan American Sulphur, Ltd.	Storage and distribution of liquid sulphur	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00
CH4 Energía, S.A. de C.V.	Trading of Gas	50.00

(1)
As of December 31, 2001.

Source: Pemex-Gas and Basic Petrochemicals

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

        The Comisión Reguladora de Energía (Energy Regulatory Commission), which is a technical agency with operational and budgetary autonomy within the Ministry of Energy:

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

        In 1996, the Energy Regulatory Commission approved the Gradual Access Program for 1996-1997 which allowed for subsequent private sector access to the domestic natural gas market as well as to natural gas imports of more than 5 million cubic feet per day in northern Mexico. As part of this program, PEMEX opened the Naco-Hermosillo pipeline for private sector use in September 1996 and granted the first permit for private sector distribution pipelines in Mexicali in August 1996. The Gradual Access Program of 1996-1997 also required that we open access to certain distribution assets to the private sector. As a result, Pemex-Gas and Basic Petrochemicals' distribution assets located in Chihuahua, Cuauhtémoc-Anáhuac, Ciudad Juárez, Hermosillo, Toluca, Río Pánuco, Norte de Tamaulipas, Distrito Federal, Valle Cuautitlán-Texcoco, Saltillo, Nuevo Laredo, Querétaro and Monterrey have been privatized. As of 1999, all of our natural gas distribution pipelines were opened to private sector use and there were no further distribution assets left to divest pursuant to the program, although a portion of these assets are still held in trust (see Note 16 c) to the Financial Statements).

  Hedging Operations

        We are an importer of natural gas and have prepared our budget for 2002 based on a natural gas import price assumption of U.S. $2.92 per million British Thermal Units ("BTUs"). To cover our exposure to fluctuations in international natural gas prices, which may affect our budget assumptions, we have entered into and will continue to enter into contracts that hedge against such price fluctuations. As part of the Mexican Government's policy of promoting economic growth, on January 17, 2001, the Ministry of Finance and Public Credit, the Ministry of Economy, the Ministry of Energy and PEMEX announced a natural gas pricing program for certain industrial consumers of natural gas in Mexico. Under that program, Mexican industrial consumers that hold outstanding natural gas price hedging instruments may enter into a three-year agreement with us to purchase natural gas from us at a fixed reference price of U.S. $4.00 per million BTUs. The purchase price represents approximately a 58% discount on spot prices offered in the market as of January 17, 2001 and 14% greater than spot prices offered in the market during September 2002. We entered into a number of such contracts in 2001. As part of our risk management strategy, we have also entered into a number of derivative instruments, primarily swaps and futures, for hedging purposes.

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

Petrochemicals

  Capacity

        At the end of 2001, we operated 114 industrial plants and auxiliary units located in six petrochemical complexes and one petrochemical unit which is presently not in operation. Pemex-Gas and Basic Petrochemicals operated 63 of these plants and auxiliary units, and Pemex-Petrochemicals operated the remaining 51 plants. Pemex-Petrochemicals had total installed capacity sufficient to produce 11.2 million tons per year of petrochemical products in 2001, 3.9% less than its 2000 installed capacity of 11.6 million tons per year. Pemex-Petrochemicals' total production capacity for the last five years was distributed among its facilities as follows:

	Pemex-Petrochemicals' Total Capacity Year ended December 31,
	1997	1998	1999	2000	2001
	(In thousands of tons)
Petrochemical Facility
Cosoleacaque	4,817	4,817	4,696	4,696	4,736
La Cangrejera	3,749	3,073	2,973	2,873	2,297
Morelos	2,059	2,059	2,031	2,031	2,134
Pajaritos	1,472	1,361	1,066	1,066	1,066
Escolín	333	333	333	333	337
San Martín Texmelucan	393	387	231	246	260
Others	402	402	402	402	359	(1)

Total	13,225	12,432	11,732	11,647	11,189

Note: Numbers may not total due to rounding.

(1)
Reflects the shutting down of two plants in our Reynosa unit in 2001.

Source: Pemex BDI

  Production

        We manufacture 39 different petrochemical products, including:

  •
  methane and its derivatives, such as ammonia and methanol;

  •
  ethane and its derivatives, such as polyethylenes, as well as other olefins;

  •
  aromatics and their derivatives;

  •
  propylene and its derivatives; and

  •
  oxygen, nitrogen and other products.

        Pemex-Gas and Basic Petrochemicals produces certain basic petrochemicals, such as sulphur and hexanes, while Pemex-Petrochemicals produces non-basic petrochemicals and Pemex-Refining produces a limited amount of non-basic petrochemicals as part of the crude oil refining process. Pemex-Petrochemicals' and Pemex-Gas and Basic Petrochemicals' combined annual total petrochemical production (excluding ethane and butane gases) decreased by 10.0%, from 10,733 thousand tons in 2000 to 9,664 thousand tons in 2001. This decrease was caused primarily by a reduction in the production of methane and its derivatives and propylene and its derivatives. Pemex-Petrochemicals alone produced 5,994 thousand tons of petrochemicals in 2001, a 12.3% decrease from the 6,836 thousand tons it produced in 2000. The remainder was produced by Pemex-Gas and Basic Petrochemicals.

        Over the past five years, Pemex-Petrochemicals' petrochemical production has decreased. This is primarily due to steadily decreasing petrochemical prices in international markets, contraction in demand in Mexico for petrochemicals and increasing competition in petrochemical production. These factors, together with increasing prices in raw materials, resulted in high production costs that caused Pemex-Petrochemicals to downsize some of its operations. The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2001.

Pemex-Petrochemicals Production

	Year Ended December 31,
						2001 vs. 2000
	1997	1998	1999	2000	2001
	(in thousands of tons per year)					(%)
Liquids
Pentanes	589	92	0	0	0	0.0
Hexanes	64	68	61	54	62	14.8
Heptanes	19	20	21	15	13	(13.3)

Total	672	180	82	69	75	8.7
Other inputs
Oxygen	496	488	453	413	380	(8.0)
Nitrogen	110	108	112	105	96	(8.6)
Hydrogen	15	12	15	2	0	(100.0)

Total	621	608	580	520	476	(8.5)
Petrochemicals
Methane derivatives	5,067	4,374	3,019	2,271	1,752	(22.9)
Ethane derivatives	3,089	2,945	2,696	2,636	2,408	(8.6)
Aromatics and derivatives	1,461	1,402	1,235	667	642	(3.7)
Propylene and derivatives	377	243	193	180	127	(29.4)
Others	56	56	56	359	396	10.3

Total	10,050	9,020	7,199	6,113	5,325	(12.9)
Other products
Hydrochloric acid	131	116	105	107	87	(18.7)
Muriatic acid	39	34	25	27	31	14.8

Total	170	150	130	134	118	(11.9)

Total	11,513	9,958	7,991	6,836	5,994	(12.3)

Note: Numbers may not total due to rounding.

Source: Pemex BDI

  Investments

        Including the expenditures related to the Morelos petrochemical facility (which is indirectly controlled by Pemex-Petrochemicals and has its own budget), Pemex-Petrochemicals invested Ps. 1,541 million in 2001, as compared to Ps. 1,143 million in 2000, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2002, Pemex-Petrochemicals expects to invest Ps. 2,704 million on these projects.

  Domestic Sales

        In 2001, domestic sales of petrochemical products by Pemex-Petrochemicals by value decreased by 20.2% from Ps. 9,954 million in 2000 to Ps. 7,948 million in 2001. This decrease is primarily attributable to the overall decrease in domestic demand for petrochemicals, as described above under "—Production," and was driven mainly by a decline in value of domestic sales of ethane and its derivatives.

        Over the five years ended December 31, 2001, the value of Pemex-Petrochemicals' domestic sales were distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining are included under "—Gas and Basic Petrochemicals" and "—Refining" above.

Value of Domestic Sales(1)

	Year Ended December 31,
											2001 vs. 2000
	1997		1998		1999		2000		2001
	(in millions of pesos)										(%)
Petrochemical Product
Methane derivatives	Ps.	2,875	Ps.	2,093	Ps.	1,559	Ps.	1,549	Ps.	1,438	(7.2)
Ethane derivatives		6,035		5,309		5,495		5,906		4,775	(19.2)
Aromatics and derivatives		1,894		1,513		1,654		1,661		1,238	(25.5)
Propylene and derivatives		1,385		810		599		806		458	(43.2)
Others		4		19		23		32		39	21.9

Total	Ps.	12,193	Ps.	9,744	Ps.	9,330	Ps.	9,954	Ps.	7,948	(20.2)

Note: Numbers may not total due to rounding.

(1)    Excludes value added tax.

Source: Pemex BDI

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

        In October 1992, PEMEX and the Mexican Government announced a plan to privatize the non-basic petrochemical plants owned and operated by Pemex-Petrochemicals. In 1997, the Board of Directors of Petróleos Mexicanos approved a secondary petrochemical private-sector participation plan authorizing the creation of seven new subsidiaries of Pemex-Petrochemicals, which were created in 1997. The seven subsidiaries listed below hold the assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant:

  •
  Petroquímica Cosoleacaque, S.A. de C.V.;

  •
  Petroquímica Escolín, S.A. de C.V.;

  •
  Petroquímica Tula, S.A. de C.V.;

  •
  Petroquímica Camargo, S.A. de C.V.;

  •
  Petroquímica Cangrejera, S.A. de C.V.;

  •
  Petroquímica Morelos, S.A. de C.V.; and

  •
  Petroquímica Pajaritos, S.A. de C.V.

        Currently, Pemex-Petrochemicals is the sole shareholder of these seven subsidiaries, which own and operate our secondary petrochemical facilities at Cosoleacaque, Escolín (including the assets of Reynosa), Tula, Camargo, Cangrejera, Morelos and Pajaritos. On June 28, 2002, the board of directors of Pemex-Petrochemicals approved the merger of the seven subsidiaries into Pemex-Petrochemicals. In July 2002, the shareholders and the boards of directors of the seven subsidiaries approved the merger. The merger is subject to the approval of the Board of Directors of Petróleos Mexicanos.

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

  Exports and Imports

        PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI's customers. PMI sold an average of 1,755 thousand barrels per day of crude oil in 2001, which constituted 56.1% of our total crude oil production.

        The following tables set forth the composition and average prices of our crude oil exports for the periods indicated:

	Year Ended December 31,
	1997		1998		1999		2000		2001
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)(1)
Olmeca (API gravity of 38°-39°)	485	28	457	27	434	28	398	25	317	18
Isthmus (API gravity of 32°-33°)	216	13	196	11	190	12	110	7	87	5
Maya (API gravity of 21°-22°)	1,020	59	1,053	62	920	59	1,086	68	1,331	76
Altamira (API gravity 15.0°-16.5°)(2)	—	—	6	—	9	1	11	1	20	1

Total	1,721	100	1,712	100	1,554	100	1,604	100	1,755	100

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
(1)
Includes sales of crude oil of 108 thousand barrels per day to affiliated companies in 1997.
(2)
PEMEX began selling Altamira crude oil in late 1998 and recorded Altamira crude oil sales separately beginning in 1999.
Sources:	1997 figures: PEMEX's 1999 Statistical Yearbook 1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading
	Year Ended December 31,
	1997	1998	1999	2000	2001
		(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	$19.52	$13.15	$17.85	$29.00	$23.96
Isthmus	18.19	11.87	17.45	27.87	22.27
Maya	14.65	8.56	14.08	22.98	17.13
Altamira(1)	—	7.20	12.94	19.67	12.75
Weighted average realized price	$16.46	$10.16	$15.55	$24.78	$18.57

(1)
PEMEX began selling Altamira crude oil in 1998.

Sources:	1997 figures: PEMEX's 1999 Statistical Yearbook 1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading

  Geographic Distribution of Export Sales

        In 2001, 98% of PMI's sales of our crude oil exports were to countries in the western hemisphere. As of December 31, 2001, PMI had 45 customers in 16 countries. Among these countries, the United States, Spain, the Netherlands Antilles, Canada and Japan have consistently been our largest customers.

        The following table sets forth crude oil export sales by country.

Crude Oil Exports by Country

	Percentage of Exports
	1997	1998	1999	2000	2001
United States	77.6%	77.0%	75.4%	75.0%	75.3%
Spain	7.1	7.7	7.8	8.7	8.4
Japan	3.6	1.8	2.7	2.2	1.0
Netherlands Antilles	3.4	5.0	6.6	6.7	7.6
Canada	1.8	1.9	1.5	1.7	1.6
Others	6.5	6.6	6.0	5.7	6.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

Sources:	1997 figures: PEMEX's 1999 Statistical Yearbook 1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading

        The following table sets forth the geographic distribution of PMI's sales of crude oil exports from January 1, 1997 through December 31, 2001. The table also presents the distribution of exports among PMI's crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	1997		1998		1999		2000		2001
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,365	79	1,347	79	1,196	77	1,230	77	1,349	77
Europe	176	10	190	11	177	11	185	12	184	10
Central and South America	104	6	130	8	134	9	149	9	179	10
Far East	63	4	32	2	42	3	40	2	37	2
Africa	13	1	13	1	5	0	—	—	6	1

Total	1,721	100	1,712	100	1,554	100	1,604	100	1,755	100

Olmeca (API gravity of 38°-39°)
United States and Canada	465	27	452	26	432	28	378	24	292	17
Others	20	1	5	0	2	0	19	1	25	1

Total	485	28	457	27	434	28	398	25	317	18

Isthmus (API gravity of 32°-33°)
United States and Canada	99	6	82	5	109	7	68	4	56	3
Others	116	7	114	7	81	5	41	3	31	2

Total	215	13	196	12	190	12	110	7	87	5

Maya (API gravity of 21°-22°)
United States and Canada	802	47	807	47	646	42	773	48	981	56
Others	218	12	246	14	274	18	313	20	350	20

Total	1,020	59	1,052	61	920	59	1,086	68	1,331	76

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	—	—	6	—	9	1	11	1	20	1
Others	—	—	0	—	—	—	—	—	—	—

Total	—	—	6	—	9	1	11	1	20	1

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

Sources:	1997 figures: PEMEX's 1999 Statistical Yearbook 1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading

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

  •
  an agreement with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, signed on May 1, 1999, and an agreement with P.M.I. Norteamérica, S.A. de C.V., signed on the same date, to supply the Deer Park refinery joint venture with a total of approximately 50 thousand barrels per day of Maya crude oil following project completion, which occurred in April 2001, and up to 200 thousand barrels per day thereafter;

  •
  an agreement with Marathon Ashland Supply LLC, signed on May 1, 1999, to supply its Garyville, Louisiana refinery with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001;

  •
  an agreement with Valero Marketing and Supply Company and Valero Refining—Texas, L.P., signed on December 17, 2001, to supply their Texas City, Texas refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur on or before October 1, 2003; and

  •
  an agreement with Chevron Products Company, a division of Chevron U.S.A. Inc., signed on March 6, 2002, to supply its Pascagoula, Mississippi refinery with approximately 130 thousand barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur in April 2003.

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

        The following table sets forth the average volume of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2001.

Volume of Exports and Imports

	Year Ended December 31,
						2001 vs. 2000
	1997	1998	1999	2000	2001
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	485.2	457.1	434.4	397.5	317.4	(20.2)
Isthmus	215.8	195.9	190.1	109.7	86.8	(20.9)
Maya(1)	1,019.7	1,058.7	929.1	1,096.4	1,350.7	23.2

Total crude oil	1,720.7	1,711.7	1,553.6	1,603.6	1,754.9	9.4
Natural gas(2)	6.3	5.9	20.4	3.5	3.7	5.7
Refined products	93.0	120.0	149.7	112.5	102.5	(8.9)
Petrochemical products(3)	1,062.3	1,025.4	785.0	1,123.8	794.0	(29.4)
Imports
Natural gas(2)	16.9	22.6	22.0	34.1	43.1	26.4
Refined products	298.6	335.2	365.3	445.5	382.1	(14.3)
Petrochemical products(3)	164.7	130.8	214.9	444.4	280.3	(36.9)

Note: Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2000 may be adjusted to reflect the percentage of water in each shipment.

(1)
In 1998, 1999, 2000 and 2001, numbers include six, nine, eleven and twenty thousand barrels per day, respectively, of Altamira crude oil.
(2)
Fuel oil equivalent.
(3)
Thousands of metric tons.
Sources:	1997 figures: PEMEX's 1998 Statistical Yearbook
1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading

        Natural gas imports increased by 26.4% in 2001, from 231.4 million cubic feet per day in 2000 to 292.2 million cubic feet per day in 2001 primarily due to an increase in domestic demand for natural gas. In 2001, total exports and imports of petrochemical products by volume decreased by 31.5%, from 1,568.2 thousand metric tons in 2000 to 1,074.3 thousand metric tons in 2001. In 2001, total exports and imports of refined products by volume decreased by 13.2%, from 558.0 thousand barrels per day in 2000 to 484.5 thousands barrel per day in 2001. This decrease was mainly due to an increase in production of refined products by Pemex-Refining accompanied by a slight decrease in domestic demand for refined products. Coupled with the decrease in exports of petrochemical products, this decrease in imports helped improve the external trade balance.

        The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2001.

Value of Exports and Imports(1)

	Year ended December 31,
						2001 vs. 2000
	1997	1998	1999	2000	2001
	(in millions of U.S. dollars)					(%)
Exports
Olmeca	$3,457.0	$2,194.4	$2,830.7	$4,219.9	$2,775.7	(34.2)
Isthmus	1,432.0	848.9	1,211.2	1,119.5	705.9	(36.9)
Maya(2)	5,451.0	3,306.7	4,774.3	9,206.8	8,414.1	(8.6)

Total crude oil(3)	$10,340.0	$6,350.0	$8,816.2	$14,546.2	$11,895.7	(18.2)
Natural gas	37.0	30.9	114.3	48.8	47.8	(2.0)
Refined products	646.0	560.7	899.6	1,167.8	896.5	(23.2)
Petrochemical products	186.5	143.3	133.3	280.3	145.2	(48.2)

Total products	$869.5	$734.9	$1,147.2	$1,496.9	$1,089.5	(27.2)
Total exports	$11,209.5	$7,084.9	$9,963.4	$16,043.1	$12,985.2	(19.1)

Imports
Natural gas	107.9	121.7	132.2	366.5	423.8	15.6
Refined products	2,506.3	2,109.3	2,889.1	5,411.8	4,139.2	(23.5)
Petrochemical products	51.8	33.8	55.2	125.2	83.9	(33.0)

Total imports	$2,666.0	$2,264.8	$3,076.5	$5,903.5	$4,646.9	(21.3)

Net exports	$8,543.5	$4,820.1	$6,886.9	$10,139.6	$8,338.3	(17.8)

Note: Numbers may not total due to rounding.

(1)
Does not include crude oil, refined products, petrochemicals and natural gas purchased by PMI Trading or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under "Net Sales" because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)
In 1998, 1999, 2000 and 2001, numbers include six, nine, eleven and twenty thousand barrels per day, respectively, of Altamira crude oil.
(3)
Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Sources:	1997 figures: PEMEX's 1999 Statistical Yearbook 1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading

        Since 1989, increasing domestic demand has led to a deficit in the petroleum products trade balance. Nevertheless, in 2001, exports and imports of petroleum products decreased at comparable rates, primarily due to a decrease in domestic demand for petroleum products. Taking into account trading activities on behalf of third parties in 2001, PMI marketed more than 373.5 thousand barrels per day of petroleum products, including gasoline, diesel, fuel oil, jet fuel and gasoline additives, representing a 9.2% decrease as compared to 2000 volumes.

        Imports of refined products decreased in value by 23.5% during 2001, while exports of refined products decreased in value by 23.2%. During 2002, import volumes of refined products are likely to continue to fluctuate significantly in the short-term as a result of expected increases in future production capacity. Due to the uncertainty regarding the successful startup and initial operation of the new refining plants, we cannot predict import trends in the short-term from current data.

        Imports of natural gas increased in value by 15.6% during 2001, while exports of natural gas decreased by 2.0%, primarily because of increased domestic demand for natural gas.

        The following table describes the composition of our imports and exports of selected refined products in 1999, 2000 and 2001.

Imports and Exports of Selected Refined Products

	Year Ended December 31,
	1999		2000		2001
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Imports
Gasoline(1)	129.6	35.5	153.6	34.5	167.9	43.9
Fuel oil	92.1	25.2	117.5	26.4	85.7	22.4
Liquefied petroleum gas	93.8	25.7	118.1	26.5	99.8	26.1
Diesel	35.7	9.8	42.0	9.4	16.6	4.3
Others	14.1	3.9	14.3	3.2	12.1	3.2

Total	365.3	100.0%	445.5	100.0%	382.1	100.0%

Exports
Gasoline(1)	70.0	46.8	69.6	61.9	74.2	72.4
Diesel	10.1	6.7	3.1	2.8	8.4	8.2
Liquefied petroleum gas	4.5	3.0	5.6	4.9	3.1	3.0
Jet fuel	3.2	2.1	3.6	3.2	2.5	2.4
Fuel oil	1.0	0.7	0.1	0.0	1.7	1.7
Others	60.9	40.7	30.5	27.1	12.6	12.3

Total	149.7	100.0%	112.5	100.0%	102.5	100.0%

Note: tbpd = thousands of barrels per day.

(1)
Includes methyl terbutyl ether (MTBE) and pentanes.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms)

        For the three years ended December 31, 2001, our imports and exports of selected petrochemicals were as follows:

Imports and Exports of Selected Petrochemicals

	Year Ended December 31,
	1999		2000		2001
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Imports
Xylenes	2.1	1.0	—	—	3.4	1.2
Propylene	—	—	3.1	0.7	0.0	0.0
Ammonia	41.8	19.4	231.7	52.1	94.1	33.6
Others	171.0	79.6	209.6	47.2	182.7	65.2

Total	214.9	100.0%	444.4	100.0%	280.3	100.0%

Exports
Sulphur	515.1	65.6	517.1	46.0	498.4	62.8
Ammonia	37.9	4.8	248.0	22.1	20.1	2.5
Ethylene	91.9	11.7	164.3	14.6	123.6	15.6
Polyethylenes	26.0	3.3	35.0	3.1	45.3	5.7
Others	114.1	14.5	159.4	14.2	106.7	13.4

Total	785.0	100.0%	1,123.8	100.0%	794.0	100.0%

Note: tmt = thousands of metric tons.

(1)
Includes methyl terbutyl ether (MTBE) and pentanes.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms)

  Hedging Operations

        PMI Trading engages in hedging operations to cover the variations in the purchase and sale prices for petroleum products. Its internal policies establish a limit on the maximum capital at risk. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include a risk comptroller responsible for ensuring compliance, an internal auditing department and a risk management committee. See "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Commodity Instruments."

Transportation and Distribution

        Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and the refineries and petrochemical plants with Mexico's major cities. At the end of 2001, our pipeline network measured approximately 54,477 kilometers in length. Of the total network, approximately 8,768 kilometers of pipelines transport crude oil, approximately 12,140 kilometers transport petroleum products and petrochemicals, 15,935 kilometers transport natural gas, 1,822 kilometers transport liquefied petroleum gas, 1,084 kilometers transport basic petrochemicals and the remaining kilometers are crude oil and natural gas gathering pipelines. Ownership of the pipelines is distributed among our subsidiary entities according to the products they transport.

        During 2001, we transported approximately 72.9 billion tons per kilometer of crude oil to be processed in the refining system and petroleum products to satisfy domestic demand, as compared to the 71.03 billion tons per kilometer carried in 2000. Of the total amount of tons per kilometer we transported in 2001, we carried 99.6% through pipelines and 0.4% by vessels.

        At the end of 2001, we owned nineteen refined product tankers and leased another four. We also owned 78 major wholesale storage centers.

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

  Insurance

        We maintain general and civil liability insurance coverage for our onshore real and personal property, such as refineries, process plants, pipelines and storage facilities, and our offshore properties such as drilling platforms, rigs, gas gathering systems, floating docks and production facilities. Our insurance covers risks of sudden and accidental physical destruction or loss or damage to our properties. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and repair costs, evacuation costs and costs associated with spills. We maintain additional coverage for offshore environmental liabilities. We also maintain protection and indemnity insurance, life insurance, as well as insurance for automobiles and heavy equipment, electronic equipment and cargo and hull insurance for our shipping fleet.

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

GENERAL REGULATORY FRAMEWORK

        The Mexican Government and its agencies closely regulate and supervise our operations. The Ministry of Energy monitors our activities and the Secretary of Energy acts as the chairman of the Board of Directors of Petróleos Mexicanos. The Ministry of Finance and Public Credit approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which the Mexican Congress must approve each year. The Mexican Government is not, however, directly liable for the financial obligations that we incur. The Ministry of the Environment and Natural Resources, in conjunction with other federal and state authorities, regulates our activities that affect the environment. SECODAM appoints the external auditors of Petróleos Mexicanos and the subsidiary entities.

ENVIRONMENTAL REGULATION

Legal Framework

        We are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecology and Environmental Protection, which we refer to as the "Environmental Law"), the regulations issued thereunder and several technical environmental norms issued by the Ministry of the Environment and Natural Resources, which is the federal ministry in charge of supervising and regulating environmental matters relating to PEMEX. The Ministry of Health, the Ministry of Communications and Transportation, the Ministry of the Navy and the Ministry of Energy assist the Ministry of the Environment and Natural Resources in its functions. In addition, we are subject to the environmental laws and regulations issued by the governments of each of the states of Mexico where our facilities are located.

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

        The environmental regulations that apply generally to Mexican industry apply to us. These regulations specify, among other matters, permissible levels of emissions, water discharges and hazardous substances discharges as well as atmospheric pollution level limits. The technical regulations for oil and petrochemical industries set forth maximum permissible levels of pollution in residual water discharges and natural gas emissions. These regulations also establish procedures for measuring pollution levels. Mexico generally updates and revises its environmental regulatory framework as necessary, and we participate with the Mexican Government in developing environmental regulations that are related to our activities.

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

PEMEX's Internal Monitoring

        We believe that we are currently in substantial compliance with current federal and state environmental laws as those laws have been historically interpreted and enforced. We maintain an organizational structure that permits us to implement and monitor our environmental program. The subsidiary entities have specialized departments, depending on the size and geographic distribution of their respective sites, that implement their own environmental programs, internal environmental audits and inspections of their sites and their immediate surroundings based on the standards of the Ministry of the Environment and Natural Resources. When these internal audits reveal deficiencies, the subsidiary entities take the necessary remedial actions. Remediation requirements derived from these internal audits and inspections are recorded in the financial statements when they are known and estimable.

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

        In addition to our internal monitoring structure for identifying affected areas, areas of noncompliance and improvement opportunities, our environmental program is subject to the review of the Procuraduría Federal de Protección al Ambiente (the Office of the Federal Attorney for Environmental Protection, which we refer to as "PROFEPA"). PROFEPA administers the Mexican environmental regulatory rubric and establishes acceptable standards of environmental remediation. Although PROFEPA has the authority to review and inspect remediation works performed by PEMEX and compliance with permitted contamination levels established by laws and regulations, it does not determine PEMEX's environmental liabilities. PEMEX maintains proper records of all of the studies, estimations, performed works and any other information that PROFEPA may request from time to time.

        In 1993, PEMEX entered into a voluntary environmental audit program with PROFEPA. As of December 31, 2001, with respect to Petróleos Mexicanos and the subsidiary entities, 450 environmental audits had been completed under the program with PROFEPA and all main facilities had been covered. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, PEMEX and PROFEPA negotiate a corrective action plan, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2001, corrective action plans for 303 audits had been completed and 275 sites had received "clean industry" certifications from PROFEPA. With respect to the remaining 147 audits, the corrective action plans have been agreed upon and are being implemented.

        There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

Environmental Liabilities

        At December 31, 2001, our estimated and accrued environmental liabilities totaled Ps. 2,316 million. Of this total, Ps. 1,315.6 million was attributable to Pemex-Exploration and Production, Ps. 846.6 million was attributable to Pemex-Refining, Ps. 131.4 million was attributable to Pemex-Gas and Basic Petrochemicals and Ps. 22.5 million was attributable to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following charts detail our environmental liabilities by operating region at December 31, 2001.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Northern Region	321.6	Ps.	643,300
Southern Region	34.7		47,575
Southeast Marine Region	3.2		105,000

Total	359.5	Ps.	795,875

Source: PEMEX

	Containment Reservoir Drainage
	Number of Reservoirs	Estimated Liability
		(in thousands of pesos)
Northern Region	601	Ps.	299,422
Southern Region	79		220,311
Southeast Marine Region	0		0

Total	680	Ps.	519,733

Total estimated liabilities of Pemex-Exploration and Production		Ps.	1,315,608

Source: PEMEX

Pemex-Refining

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Pipelines	9.0	Ps.	71,108
Refineries(1)	985.0		245,518
Storage and Distribution Terminals(2)	236.0		530,012

Total	1,230.0	Ps.	846,638

(1)
All six of Pemex-Refining refineries have been audited. Of the five refineries which required environmental remediation, the estimated affected area of two refineries has not yet been determined; however, the estimated liability includes the cost estimate for such areas based on available information.
(2)
All Pemex-Refining storage and distribution terminals have been audited. Of the 38 terminals which required environmental remediation, the estimated affected area of 22 storage and distribution terminals has not yet been determined; however, the estimated liability includes the cost estimate for such areas based on available information.

Source: PEMEX

Pemex-Gas and Basic Petrochemicals

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Complex Gas Processors(1)	52.67	Ps.	131,180
Pipelines	0.06		203

Total	52.73	Ps.	131,383

(1)
All eight gas processing plants have been audited and the table above reflects the six plants determined to require environmental remediation.

Source: PEMEX

Pemex-Petrochemicals

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Petroquímica Cangrejera, S.A. de C.V.	0.30	Ps.	1,343
Petroquímica Pajaritos, S.A. de C.V.	10.13		21,203

Total(1)	10.43	Ps.	22,546

(1)
All Pemex-Petrochemicals plants have been audited and the table above reflects the only plants determined to require environmental remediation.

Source: PEMEX

        Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above as well as those previously identified sites in more mature petroleum operating areas that were not cleaned in the past. Our environmental liabilities also include the elimination of ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. PEMEX accrues its environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of remediation cost may not be known with certainty, such accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with SFAS No. 5. These estimated liabilities include assumptions as to initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gained during the remediation process. For further discussion of PEMEX's environmental liabilities, see Note 19 II (d) to the Financial Statements.

        Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such a magnitude as to materially affect our estimates of environmental liabilities.

        At the end of 2001, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly and immediately accountable for such claims that may be brought against us.

        The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is a function of the annual budget assigned to us by the Mexican Congress.

Environmental Expenditures

        In 2001, we invested approximately Ps. 3,349 million in environmental projects as compared to Ps. 2,711 million in 2000. For 2002, we have budgeted Ps. 3,928 million for environmental expenditures. The most important of these projects are directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to address the contingencies of hydrocarbon spills, the expansion of water effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulphur content and alternative fuels, such as industrial oil and natural gas. Currently, we are developing procedures to track the costs and expenses of our industrial safety measures and environmental compliance.

        We do not believe that the cost of complying with environmental laws or environmental requirements related to the North American Free Trade Agreement among the governments of Mexico, the United States and Canada, which we refer to as "NAFTA," or Mexico's membership in the Organization for Economic Cooperation and Development, has caused or will cause a significant increase in our environmental expenditures.

TRADE REGULATIONS AND EXPORT AGREEMENTS

        Although it is not a member of OPEC, since 1998 Mexico has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices. Under three agreements in 1998 and 1999, Mexico agreed to reduce our oil exports by 325 thousand barrels per day through most of 1999. These agreements were successful in raising oil prices in 1999.

        During 2000, the Ministry of Energy of Mexico announced increases in crude oil exports by a total of 225 thousand barrels per day, in line with OPEC agreements to increase crude oil production that year. By contrast, in 2001, the Ministry of Energy announced reductions in crude oil export levels totaling 185 thousand barrels per day. Mexico agreed with other oil producing countries to reduce its oil exports in conjunction with production cuts by other oil producing countries in order to stabilize oil prices, which fell sharply in December 2000.

        Following OPEC's announcement that it would reduce crude oil production by 1.5 million barrels a day, on January 2, 2002, Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months beginning on January 1, 2002. Most recently, following an OPEC announcement that it would maintain current crude oil production levels through fourth quarter 2002, Mexico affirmed that it would maintain its crude oil exports at their present levels for the same period.

        For more information on these agreements and announcements, see "Item 5—Operating and Financial Review and Prospects—Sales Volumes and Prices—Export Agreements."

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

TAXES AND DUTIES

General

        We must pay a number of special hydrocarbon taxes and duties to the Mexican Government, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under "—Other Taxes." The rate at which hydrocarbon taxes and duties are assessed may vary from year to year and is set after taking into consideration our operating budget, our capital expenditure program and our financing needs.

        If the indirect IEPS Tax that we collect is taken into account, we contributed approximately 34% of the Mexican Government's revenues in 2001 and 37% in 2000.

        The most important taxes and duties payable by us and their applicable rates in 2002 are the following:

Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production pays this duty. A rate of 52.3% is applied to the net cash flow that results from deducting all cash expenditures (including operating expenses and capital expenditures) from the cash revenues generated by Pemex-Exploration and Production's sales of goods and services.
Extraordinary Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production pays this duty, which is calculated on the same basis as the Hydrocarbon Extraction Duty, using a tax rate of 25.5%.
Additional Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production pays this duty, which is calculated on the same basis as the Hydrocarbon Extraction Duty, using a tax rate of 1.1%.
Hydrocarbon Income Tax	Petróleos Mexicanos pays this direct tax on behalf of itself and the subsidiary entities. This tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and subsidiary entities are not subject. A tax rate of 35% is applied to net income (determined in accordance with the Income Tax Law) of each of Petróleos Mexicanos and the subsidiary entities, which may be determined on a consolidated basis.
IEPS Tax	The Special Tax on Production and Services (which we refer to as the "IEPS Tax") is an indirect tax on domestic sales of gasoline, diesel and natural gas for automotive use that Pemex-Refining and Pemex-Gas and Basic Petrochemicals collect on behalf of the Mexican Government. The IEPS Tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product to its customers (not including value added tax, the retailers' margin and freight costs). Thus, the Mexican Government ensures that PEMEX retains an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collects the difference between the international prices and the prices at which these products are sold in Mexico. The IEPS Tax imposed on natural gas sales for automotive use is based on a variable percentage, taking into consideration the international reference price of this product and the reference of the retail price of unleaded gasoline.

        The sum of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax (collectively, the "Taxes and Duties") must equal the Hydrocarbon Duty. For 2002, the Hydrocarbon Duty is calculated by applying a rate of 60.8% to the subsidiary entities' sales revenues from the PMI Group and third parties, including the IEPS Tax generated by Pemex-Refining, but excluding the value added tax. We make advance payments to the Mexican Government in respect of our Taxes and Duties liability up to the amount of the Hydrocarbon Duty. Our advance payments are, in turn, credited against our liability under the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax.

        In the event that the sum of the Taxes and Duties is not equal to the Hydrocarbon Duty, the rates of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty and the Additional Hydrocarbon Extraction Duty will be adjusted to ensure that the sum of the Taxes and Duties equals the Hydrocarbon Duty.

Excess Gains Revenue Duty

        This is an administrative duty payable to the Mexican Government in addition to the Hydrocarbon Duty. Each year, we must pay an Excess Gains Revenue Duty in an amount equal to 39.2% of those revenues in excess of a threshold price set for that year. In 2001, we paid an Excess Gains Revenue Duty because our crude oil export prices exceeded the U.S. $18.00 per barrel threshold established for that year. For 2002, the Excess Gains Revenue Duty is 39.2% of those revenues from crude oil export sales in excess of a threshold crude oil price of U.S. $15.50 per barrel. Thus, for every dollar exceeding the threshold price, we must pay to the Mexican Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Excess Gains Revenue Duty so that all revenues above the threshold amount for that year are payable to the Mexican Government. However, for the amount up to the threshold price, we pay only the Hydrocarbon Duty. See also "Item 5—Operating and Financial Review and Prospects—General—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes." We paid this duty in 2001 and cannot assure you that the Mexican Government will not lower this threshold price again in the future and thereby increase the amounts that we would be required to pay to the Mexican Government.

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

        Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, certain of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 35% for 1999 through 2002, 34% for 2003, 33% for 2004 and 32% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding debts with financial institutions or their intermediaries)). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company's income tax liability may be credited against the company's income tax liability in subsequent years.

        In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies was Ps. 684 million in 2001, Ps. 807 million in 2000 and Ps. 689 million in 1999.

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

        At the present time, however, the Mexican Government has not taken a position on this issue. Because only the Mexican Congress has the power to enact a change in federal tax law, and given the highly politicized nature of the federal legislative process, we cannot predict the extent or nature of future changes, if any, to the federal tax law applicable to us.

UNITED MEXICAN STATES

        The information in this section with regard to Mexico has been included due to Petróleos Mexicanos and the subsidiary entities' relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

Form of Government

        The President is the chief of the executive branch of the Mexican Government. The current President of Mexico is Vicente Fox Quesada, whose term expires on November 30, 2006. The Constitution limits the President to one six-year term and does not allow reelection for any additional terms.

        In the Congressional election held on July 2, 2000, all of the seats in the Senate and the Chamber of Deputies were up for election. The election, together with later changes in the party affiliations of certain deputies, resulted in the following distribution of Congressional seats:

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

Source: Federal Electoral Institute

The Economy

  National Development Program

        On June 11, 2002, the Mexican Government announced the Programa Nacional de Financiamiento del Desarrollo 2002-2006 (National Development Financing Program 2002-2006, or "PRONAFIDE 2002-2006"). The goals of the PRONAFIDE 2002-2006 are to:

  •
  generate the resources needed to finance social programs contemplated by the National Development Plan 2001-2006;

  •
  increase the rate of economic growth;

  •
  generate jobs consistent with population dynamics; and

  •
  consolidate a stable macroeconomic environment.

        The basic strategies that the Mexican Government expects to employ in connection with the PRONAFIDE 2002-2006 are as follows:

  •
  implementation of structural reforms aimed at fostering a legal and economic environment favorable to the competitive participation of the private sector in productive activities;

  •
  promotion of public sector savings in order to increase the availability of financial resources for the private sector;

  •
  promotion of private sector domestic savings, with an emphasis on both popular and long-term savings;

  •
  promotion of external savings only as a complement to domestic savings; and

  •
  strengthening of the financial system and modernization of development banks in order to foster economic growth in the medium term.

        Notwithstanding these initiatives, significant new investment in infrastructure, industrial and agricultural modernization, training and environmental protection will be required for continued growth and development. The Mexican economy is also likely to continue to be subject to the effects of adverse domestic and external factors such as declines in foreign direct and portfolio investment, high interest rates and low oil prices, which may lead to volatility in the foreign exchange and financial markets and may affect Mexico's ability to service its foreign debt.

        The PRONAFIDE 2002-2006 presents the medium-term strategy aimed at creating and strengthening domestic sources of financing within a stable macroeconomic environment and contemplates a medium-term fiscal stance that includes the following:

  •
  maintaining the public sector debt within sustainable levels;

  •
  reducing the Mexican Government's absorption of domestic financial resources, limiting the crowding-out effect of fiscal policy to private investment in the medium term; and

  •
  strengthening the capacity of the Mexican Government to fulfill its social mandate.

  The Role of the Government in the Economy; Privatization

        On May 24, 2002, the Mexican Government completed its privatization of Aseguradora Hidalgo, S.A. ("AHISA"). The Comisión Intersecretarial de Desincorporación ("CID") approved the sale of AHISA shares owned by the Mexican Government and by PEMEX to MetLife Inc. for Ps. 9,200 million.

        On June 19, 2002, the Mexican Government and the Bank Savings Insurance Institute, or "IPAB," jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. ("BBVA Bancomer") in the national and international markets. On July 3, 2002, the Mexican Government and IPAB sold additional shares pursuant to an over-allotment option. The Mexican Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired the shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The proceeds to the Mexican Government as a result of the sale totaled Ps. 6.5 billion for the shares sold internationally, Ps. 574.2 million for the shares sold in Mexico and U.S. $11.2 million for the shares sold in the United States in the form of ADSs. The proceeds to IPAB as a result of the sale totaled Ps. 1,004.6 million for the shares sold internationally, Ps. 88.1 million for the shares sold in Mexico and U.S. $1.7 million for the ADSs sold in the United States.

  Gross Domestic Product

        During 2000, Gross Domestic Product ("GDP") grew by 6.6% in real terms, exceeding the target originally set in the General Economic Policy Guidelines for 2000 by 2.1 percentage points. GDP grew by 7.5% in real terms in the first quarter of 2000, 7.4% in the second quarter, 7.1% in the third quarter and 4.7% in the fourth quarter.

        According to preliminary figures, GDP decreased by 0.3% in real terms in 2001 as compared with 2000. The financial services, insurance and real estate sector grew by 4.1%, the transportation, storage and communications sector grew 2.8%, the agriculture, livestock, fishing and forestry sector grew by 2.5%, the electricity, gas and water sector grew by 1.7% and the community, social and personal services sector grew by 0.5%, each in real terms. The mining, petroleum and gas sector decreased by 0.6%, the commerce, hotel and restaurant sector decreased by 1.3%, the manufacturing sector decreased by 3.9% and the construction sector decreased by 4.5%, each in real terms.

        According to preliminary figures, GDP decreased by 2.0% in real terms in the first quarter of 2002 as compared with the same period of 2001. The agriculture, livestock, fishing and forestry sector grew by 4.7%, the financial services, insurance and real estate sector grew by 4.6%, the electricity, gas and water sector grew by 2.0%, and the community, social and personal services sector grew by 0.6%, each in real terms. The mining, petroleum and gas sector contracted by 1.3%, the construction sector contracted by 1.5%, the transportation, storage and communications sector contracted by 1.5%, the manufacturing sector contracted by 5.6% and the commerce, hotels and restaurants sector contracted by 6.7%, each in real terms.

        According to preliminary figures, GDP increased by 2.1% in real terms during the second quarter of 2002 as compared with the same period of 2001. The agriculture, livestock, fishing and forestry sector grew by 1.1%, the financial services, insurance and real estate sector grew by 4.7%, the electricity, gas and water sector grew by 4.4%, and the community, social and personal services sector grew by 1.8%, each in real terms. The construction sector grew by 5.0%, the transportation, storage and communications sector grew by 2.9%, the manufacturing sector grew by 2.1% and the commerce, hotels and restaurants sector grew by 0.4%, each in real terms. The mining, petroleum and gas sector contracted by 0.3% in real terms.

        The following table sets forth the change in Mexico's real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	1997	1998	1999	2000	2001(1)	First quarter of 2002(1)(2)	Second quarter of 2002(1)(3)
GDP (constant 1993 prices)	6.8%	4.9%	3.7%	6.6%	(0.3)%	(2.0)%	2.1%
Agriculture, livestock, fishing and forestry	0.2	0.8	3.6	0.6	2.5	4.7	1.1
Mining, petroleum and gas	4.5	2.7	(2.1)	3.8	(0.6)	(1.3)	(0.3)
Manufacturing	9.9	7.3	4.2	6.9	(3.9)	(5.6)	2.1
Construction	9.3	4.2	5.0	5.1	(4.5)	(1.5)	5.0
Electricity, gas and water	5.2	1.9	7.9	1.0	1.7	2.0	4.4
Transportation, storage and communications	9.9	6.7	7.8	9.6	2.8	(1.5)	2.9
Commerce, hotels and restaurants	10.7	5.6	3.1	12.4	(1.3)	(6.7)	0.4
Financial services, insurance and real estate	3.7	4.6	3.6	5.2	4.1	4.6	4.7
Community, social and personal services	3.3	2.9	2.1	2.9	0.5	0.6	1.8

(1)
Preliminary.
(2)
First quarter of 2002 results as compared to the same period of 2001.
(3)
Second quarter of 2002 results as compared to the same period of 2001.

Source: National Institute of Statistics, Geography and Informatics.

  Prices and Wages

        During most of 2000, the annual inflation rate (as measured by the change in the national consumer price index) maintained an uninterrupted downward trend in accordance with the goals established by Banco de México, Mexico's central bank, and fell to 9.0% for the year. However, during the last few months of 2000, the economy experienced inflationary pressures, which led Banco de México to adopt a stricter monetary stance. Inflation during 2001 was 4.4%, 2.1 percentage points lower than the official inflation target for the year. Inflation during the first eight months of 2002 was 3.3%, 0.9 percentage points higher than during the same period of 2001.

  Interest Rates

        The 28-day Treasury bill (Certificados de la Tesorería de la Federación, or "Cetes") rate reached 18.1%, its highest level in 2000, during the last week of November 2000. This was primarily due to the volatility in the international financial markets caused by the signs of a deceleration in economic growth in the United States and the restrictive monetary policy adopted by Banco de México. However, interest rates registered a slight decline toward the end of 2000. For 2000 as a whole, the 28-day Cetes rate averaged 15.2%, 6.2 percentage points lower than the average rate during 1999, and the 91-day Cetes rate averaged 16.2%, 6.2 percentage points lower than the average rate during 1999.

        During 2001, interest rates on 28-day Cetes averaged 11.3% and interest rates on 91-day Cetes averaged 12.2%, as compared with average rates on 28-day Cetes and 91-day Cetes of 15.2% and 16.2%, respectively, during 2000.

        During the first nine months of 2002, interest rates on 28-day Cetes averaged 7.0% and interest rates on 91-day Cetes averaged 7.3%, as compared with average rates on 28-day and 91-day Cetes of 13.0% and 13.4%, respectively, during the same period of 2001. On November 18, 2002, the 28-day Cetes rate was 7.2% and the 91-day Cetes rate was 7.6%.

Financial System

  2001 Monetary Program

        Banco de México's monetary policy during 2001 continued to target a sustainable reduction in inflation. In this context, Banco de México maintained the "short" mechanism as its principal monetary policy instrument. Under the mechanism, the daily average of the net total balance of the current accounts of banks accumulated during a certain period is a negative number, exerting an upward influence on interest rates. This mechanism allows Banco de México to combat disorderly conditions in the money and foreign exchange markets and to help ensure that changes in the monetary base follow a path consistent with the assumed inflation rate. Banco de México increased the "short" once during 2001, from Ps. 350 million to Ps. 400 million on January 12, 2001. The increase in the "short" was in response to internal and external factors that could have threatened the achievement of the inflation target for 2001. The factors identified by Banco de México included:

  •
  increased aggregate demand;

  •
  increased inflationary pressures in the United States and in other principal developed economies; and

  •
  increases in the prices of certain fruits and vegetables.

        The central bank's restrictive monetary policy played an important role in reducing short-term and medium-term inflationary expectations.

        Banco de México subsequently reduced the "short" on two occasions during the year, from Ps. 400 million to Ps. 350 million on May 18, 2001 and from Ps. 350 million to Ps. 300 million on July 31, 2001, in response to the slowdown in economic growth and decreased aggregate demand.

        At the end of December 2001, the monetary base had grown to Ps. 225,580 million, a 3.4% increase in real terms as compared to the level at December 29, 2000. The net domestic credit of Banco de México registered a negative balance of Ps. 185,735 million at December 31, 2001, as compared to a negative balance of Ps. 133,443 million at the end of 2000. The increase in the negative balance was attributable primarily to the accumulation of net international assets by Banco de México during this period, inasmuch as the monetary base remained within the limits established in the monetary program.

        During 2001, the M1a money supply increased by 16.3% in real terms, as compared with the 6.2% real growth observed in 2000. This increase was due primarily to the effects of a decrease in interest rates observed during the second half of the year and the impact of the difference between the rate of return on checking accounts and on time deposits. Checking account deposits denominated in pesos increased by 15.1% in real terms during 2001.

        The growth in financial savings, defined as the difference between the monetary aggregate M4a and bills and coins held by the public, increased from 3.1% in real terms in 2000 to 11.7% in 2001. Savings generated by Mexican residents increased by 11.7% in real terms, whereas savings generated by non-residents decreased by 15.9% in real terms in 2001.

        Since April 2000, Banco de México has been publishing quarterly reports on inflation.

  2002 Monetary Program

        Mexico's monetary program for 2002 has as its principal objective the achievement of an inflation rate not exceeding 4.5% by the end of 2002. The following elements are considered necessary conditions to meet the inflation target for 2002 and to be in a better position to achieve the targeted inflation rate of approximately 3.0% for 2003:

  •
  a monetary policy compatible with the proposed goals;

  •
  an adjustment of prices administered by the public sector that is consistent with the Mexican Government's inflation objectives;

  •
  salary increases that are compatible with sustained productivity increases and inflationary objectives;

  •
  an absence of severe external disturbances—such as a significant depreciation of exchange rate or a sharp reduction in the supply of foreign capital—that could cause a considerable depreciation in the real exchange rate; and

  •
  a sound fiscal stance.

        Banco de México has published quarterly reports on inflation in 2002 which evaluate the consequences of any failure to satisfy any of the conditions stated above.

        Banco de México will continue to use the "short" mechanism to induce the necessary changes in interest rates to achieve inflation objectives. The Board of Governors of Banco de México decided to increase the "short" to Ps. 360 million as of February 8, 2002 in order to avoid a deterioration of inflationary expectations and a negative effect on price levels in general.

        In response to the decline in interest rates and inflationary expectations, the Board of Governors of Banco de México decided to decrease the "short" from Ps. 360 million to Ps. 300 million as of April 12, 2002. However, it increased the "short" to Ps. 400 million on September 23, 2002 in response to an increase in inflationary expectations for the last quarter of 2002. If internal or external events or a change in inflationary expectations were to threaten the achievement of the inflation target, Banco de México could again increase the "short" mechanism.

        At November 15, 2002, the monetary base totaled Ps. 220,619 million, a 2.2% nominal decrease as compared to the level of Ps. 225,580 million at December 31, 2001. Banco de México estimates that the monetary base will total approximately Ps. 248,138 million at December 31, 2002.

        During the first eight months of 2002, the M1a money supply increased by 15.5% in real terms as compared with the same period of 2001. This trend was due primarily to the lower interest rates observed during the first eight months of 2002 and the increase in the rate of economic growth in the second quarter of 2002. In addition, checking account deposits denominated in pesos increased by 10.6% in real terms during the first eight months of 2002 as compared with the same period of 2001.

        During the first eight months of 2002, financial savings increased by 7.7% in real terms as compared with the same period of 2001. Savings generated by Mexican residents increased by 8.4% in real terms, whereas savings generated by non-residents decreased by 10.7% in real terms.

  Banking System

        In connection with the implementation of the North American Free Trade Agreement, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. On April 20, 1994, the Ministry of Finance and Public Credit issued regulations that implemented these amendments, as well as provisions of the North American Free Trade Agreement dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions established pursuant to the North American Free Trade Agreement and other trade treaties, excluding Mexican banks acquired pursuant to a program approved by the Ministry of Finance and Public Credit, could not exceed 25% of the total net capitalization of all Mexican banks until January 1, 2000.

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

        The Banking Law was amended on June 4, 2001 to:

  •
  enhance corporate governance by (1) expanding minority shareholders' rights, (2) introducing independent board members, and (3) requiring an audit committee of the board of directors;

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

  Banking Supervision and Support

        The 1994-95 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.

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

        In 1998, the Mexican Government's program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Bank Savings Insurance Institute, or "IPAB," which assumed FOBAPROA's assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms. IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits are being introduced gradually. By 2005, deposit insurance will be limited to 400,000 Unidades de Inversión ("UDIs," units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. For November 25, 2002, one UDI is set at Ps. 3.19443.

        The Congress allocates funds to IPAB on an annual basis to manage and service IPAB's net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At June 30, 2002, IPAB's debt totaled Ps. 810.9 billion.

        In addition to Mexico's auctions of debt securities in the domestic market, IPAB announced on January 6, 2000 that it planned to sell peso-denominated debt securities in Mexico. On March 1, 2000, IPAB conducted its first offering of peso-denominated debt securities, placing Ps. 1.0 billion of three-year Savings Protection Bonds. These Savings Protection Bonds pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate or the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB is using the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB's securities are sold through auctions conducted by Banco de México.

        In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-96 period. Significant transactions include the following:

  •
  In October 1999, Banco Mercantil del Norte, S.A. "Banorte" won the bidding to administer, for a period of four years, part of the loan portfolio of Banca Serfin, S.A. IPAB took control of Serfin in July 1999, but the loans sold were assumed by IPAB's predecessor, FOBAPROA, between June 1995 and January 1997. Banorte bid Ps. 2,582 million for the administrative and collection rights to the portfolio, which consists of Ps. 25 billion face value of non-performing loans. The proceeds of the sale are being applied to IPAB's liabilities.

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

  •
  In June 2001, IPAB announced that Firstcity Commercial was the winning bidder in the auction to acquire three bundles of commercial and industrial loans of Banco Santander Mexicano. Firstcity Commercial submitted a bid of Ps. 474 million for the loan portfolio, which has a face value of Ps. 3,075 million.

  •
  In September 2001, IPAB transferred 100% of the shares of BanCrecer to Banco Mercantil del Norte, S.A. ("Banorte"). Banorte had bid Ps. 1,650 million for the shares. Once the shares have been transferred to Banorte, IPAB will receive proceeds from the sale of loan portfolios and assets as well as the collection rights to the administered portfolios. The net value of the assets to be transferred is expected to reach approximately Ps. 2,500 million.

  •
  In October 2001, IPAB announced the sale of a bundle of commercial and industrial loans of BanCrecer and its trust division, for which IPAB was offered Ps. 198 million at auction. The net proceeds from this transaction represent 16% of the portfolio's face value of Ps. 1,239 million.

  •
  In December 2001, IPAB announced the sale, directly and through its trust division, of commercial and industrial property loans of BanCrecer. GMAC Commercial Mortgage submitted a bid of just over Ps. 179 million for the portfolio. 236 loans comprised the portfolio, and the proceeds from the transaction represent 14.01% of the portfolio's face value at July 31, 2001 of Ps. 1,278 million.

        The Ministry of Finance and Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective on January 1, 2000. These rules require Mexican commercial banks to:

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

        During the second half of 2000, the Mexican Government continued to establish rules and criteria for the regulation of banking institutions in accordance with accepted international practices. In September 2000, the Mexican Government issued new rules for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000, the Mexican Government announced new rules for classifying the credit portfolios of development banks as well as new capitalization requirements for development banks.

        At December 31, 2001, calculated in accordance with the accounting criteria applicable to credit institutions since the beginning of 1997, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 47,150 million, as compared with Ps. 54,700 million at December 31, 2000. This decline was primarily due to write-offs and recoveries made by some banks. On the other hand, the total loan portfolio of the banking system decreased by 1.2% in real terms during the last quarter of 2001. As a consequence, the past-due loans ratio of commercial banks was 5.1% at December 31, 2001, as compared with 5.8% at December 31, 2000. Loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 58,377 million at December 31, 2001, as compared with Ps. 63,117 million at December 31, 2000. At this level, commercial banks had reserves covering 123.8% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

        At the end of June 2002, and as reported in accordance with the accounting criteria applicable to credit institutions since the beginning of 1997, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 47,925 million, as compared with Ps. 47,150 million at December 31, 2001. This increasing trend was primarily due to the raises in commercial past-due loans registered by some banks. The total loan portfolio of the banking system decreased by 1.1% in real terms during the first half of 2002. This decrease was the result of reductions observed in mortgage loans as well as loans to the Government and IPAB. The past-due loan ratio of commercial banks was 5.1% at June 30, 2002, as compared with 5.0% at December 31, 2001. The amount of loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 64,120 million at the end of June 2002, as compared with Ps. 58,377 million at December 31, 2001 and Ps. 63,117 million at December 31, 2000. At this level, commercial banks have reserves covering 133.8% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

        On June 1, 2001, the Organic Law of the Banco Nacional del Ahorro y Servicios Financieros (National Saving and Financial Services Bank) became effective. This law seeks to improve and strengthen the institutional framework for popular savings and to incorporate more people into the formal financial system by creating a National Savings and Financial Services Bank. The purpose of the law is to:

  •
  provide savings and lending services to people who do not have access to traditional financial institutions; and

  •
  create a financial culture among low-income sectors.

        On June 4, 2001, the Mutual and Investment Funds Law went into effect. The reform aims to develop financial intermediaries other than banks, thus allowing retail investors to participate in a more transparent and liquid securities market. The goals of the reform are to:

  •
  introduce the concept of investment fund distributors; and

  •
  avoid conflicts of interest between investment funds and operating companies by (1) requiring that one third of the members of the board of each investment fund be independent and (2) precluding brokerage houses and banks from acting directly as operating companies.

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

        Effective June 1, 2001, the Securities Market Law was amended to promote the securities market by making it more transparent, liquid and efficient and to include stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amendments require issuers of securities to appoint an audit committee of the board which will have full access to the issuer's information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduce provisions that are intended to regulate the duties of board members and the legal responsibility of board members when acting in violation of such duties. The amendments also broaden the scope of insider trading provisions and introduce more severe penalties for insider trading violations.

        The market capitalization of the Mexican Stock Exchange was U.S. $126.6 billion at the end of 2001, representing a 0.7% increase in dollar terms from its year-end 2000 level. The value of transactions on the Mexican Stock Exchange reached U.S. $72.6 billion in 2001, 38.5% more than in 2000. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 1.1% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 98.9% of transactions.

        At August 30, 2002, the Stock Market Index stood at 6,216.43 points, representing a 2.4% decrease in nominal peso terms and a 5.6% decrease in real peso terms from the level at December 31, 2001.

  Recent Commercial Legislation

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

External Sector of the Economy

  Foreign Trade

        In 2001, Mexico registered a trade deficit of U.S. $9,953.6 million, as compared with a trade deficit of U.S. $8,003.0 million for 2000. Merchandise exports decreased by 4.8% in 2001, to U.S. $158,442.9 million, as compared with U.S. $166,454.8 million in 2000. In 2001, petroleum exports decreased by 21.9% and non-petroleum exports decreased by 3.0%, in each case as compared with 2000. Exports of manufactured goods, which represented 89.2% of total merchandise exports, decreased by 2.7% in 2001, as compared with 2000. Total imports were U.S. $168,396.5 million in 2001, a 3.5% decrease as compared with 2000. Imports of intermediate goods decreased by 5.6%, imports of capital goods decreased by 6.8% and imports of consumer goods increased by 18.3% in 2001, each as compared with 2000.

        During the first six months of 2002, Mexico registered a trade deficit of U.S. $3,191 million, as compared with a trade deficit of U.S. $3,968 million for the same period of 2001. Merchandise exports decreased by 2.8% during the first six months of 2002, to U.S. $78,178 million, as compared with U.S. $80,417 million in the first six months of 2001. During the first six months of 2002, petroleum exports decreased by 6.4%, and non-petroleum exports decreased by 2.4%, in each case as compared with the same period of 2001. Exports of manufactured goods, which represented 88.3% of total merchandise exports, decreased by 2.4% during the first six months of 2002, as compared with the same period of 2001. Total imports were U.S. $81,369 million during the first six months of 2002, a 3.6% decrease as compared with the same period of 2001. Imports of intermediate goods decreased by 3.9%, imports of capital goods decreased by 8.0% and imports of consumer goods increased by 4.1% during the first six months of 2002, each as compared with the first six months of 2001.

  Balance of International Payments

        According to preliminary figures, during 2001, Mexico's current account registered a deficit of U.S. $17,915 million, or 2.9% of GDP, U.S. $196 million less than the current account deficit registered in

2000. The capital account registered a surplus of U.S. $24,173 million in 2001, as compared with a surplus of U.S. $17,786 million in 2000. The increase was principally due to an inflow of long-term external resources, such as foreign direct investment flows. In addition, there was an inflow of resources resulting from the reduction of assets held abroad by Mexican residents. At the same time, there was a modest inflow of foreign portfolio investment in equity securities and significant reductions in indebtedness of the public sector and Banco de México. Total foreign investment in Mexico reached U.S. $28,636 million in 2001, as a result of an inflow of U.S. $24,731 million in direct foreign investment and an inflow of U.S. $3,882 million of net foreign portfolio investment.

        According to preliminary figures, during the first half of 2002, Mexico's current account registered a deficit of 2.1% of GDP, or U.S. $6,804 million. The capital account surplus for the first half of 2002 totaled U.S. $8,740 million. During the first half of 2002, direct foreign investment totaled U.S. $6,134 million and portfolio investment (including securities placed abroad) registered an outflow of U.S. $835 million.

        In August 1996, the Foreign Exchange Commission, comprised of members of the Ministry of Finance and Banco de México, announced a plan to increase Mexico's reserves by conducting monthly auctions of options to sell U.S. dollars to Banco de México. The auctions took place among commercial banks, which could assign their rights arising therefrom.

        The auctions allowed Banco de México to accumulate international assets without creating distortions in the currency markets. Through this mechanism, Banco de México has accumulated U.S. $12,117 million in reserves since the auctions were introduced in 1996. At May 11, 2001, the net international assets of Banco de México totaled U.S. $40,732 million, a level sufficiently high to justify the suspension of the accumulation by this mechanism. Accordingly, on May 18, 2001, the Foreign Exchange Commission decided to suspend until further notice the sale of options after the auction held June 29, 2001.

        At December 31, 2001, Mexico's international reserves totaled U.S. $40,880 million, an increase of U.S. $7,325 million from the level at December 29, 2000. The net international assets of Banco de México totaled U.S. $44,857 million at December 31, 2001, an increase of U.S. $9,223 million from the level at December 29, 2000. At November 15, 2002, Mexico's international reserves totaled U.S. $44,948 million, an increase of U.S. $4,068 million from the level at December 31, 2001. The net international assets of Banco de México totaled U.S. $46,122 million at November 15, 2002, an increase of U.S. $1,265 million from the level at December 31, 2001.

  Direct Foreign Investment in Mexico

        During 2001, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $24.8 billion. Total accumulated direct foreign investment in Mexico during the 1997-2001 period amounted to approximately U.S. $72.3 billion. Of the total direct foreign investment accumulated during the 1997-2001 period, excluding that in securities, 48.6% has been channeled to industry, 50.4% to services, 0.7% to mining and 0.3% to agriculture and fishing.

        During 2001, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.6 billion, and was comprised of direct foreign investment of U.S. $24.8 billion and portfolio investment of U.S. $3.9 billion. During the first half of 2002, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $5.3 billion and was comprised of direct foreign investment of U.S. $6.1 billion and portfolio investment of U.S. $(0.8) billion.

  Exchange Controls and Foreign Exchange Rates

        Since December 22, 1994, the Mexican Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Mexican Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

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

        On August 26, 1998, the Foreign Exchange Commission decided to allow Banco de México to increase the number of currency auctions held per day from two to three, in order to increase the likelihood that Banco de México would sell the entire maximum amount of U.S. $200 million on any day it chose to use the auction program. From October 27, 1997 through July 2, 2001, Banco de México sold U.S. $1,900 million under this program, auctioning dollars on October 27 and 30 and November 6, 1997, January 12, May 27, August 21 and 26, September 10 and 21 and October 8, 1998, January 12 and 13 and May 25, 1999 and on June 8, 2000.

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

        The Foreign Exchange Commission resolved on May 18, 2001 to suspend use of the auction mechanism for the contingent sale of dollars. The suspension took effect as of July 2, 2001.

        During 2001, the average peso/U.S. dollar exchange rate was Ps. 9.339 = U.S. $1.00. During the first six months of 2002, the monthly average peso/U.S. dollar exchange rate was Ps. 9,284 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on November 15, 2002 (to take effect on the second business day thereafter) was Ps. 10.2484 = U.S. $1.00.

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

        At present, the Mexican Government's principal short-term fiscal policy objectives, in addition to countering inflation, are:

  •
  strengthening economic activity and exports;

  •
  maintaining an adequate surplus in the Mexican Government's primary balance while incurring only a moderate public sector deficit;

  •
  continuing to promote fiscal federalism; and

  •
  increasing the efficiency and competitiveness of the economy and the effectiveness of the tax collection system.

        The Mexican Government's principal fiscal policy objectives over the medium-term are:

  •
  significantly reducing the inflation rate to levels approximating those of Mexico's major trading partners;

  •
  consolidating the process of sustainable economic growth;

  •
  promoting private sector savings;

  •
  continuing to modernize the economy; and

  •
  strengthening social policy through increased real spending on social development.

  2002 Budget

        On January 1, 2002, the Mexican Congress approved the Federal Annual Revenue Law for 2002 and the Federal Expenditure Budget for 2002 (collectively, the "2002 Budget"). The principal objectives of the 2002 Budget are to maintain sound public finances and a tight fiscal stance in order to promote a more stable economic environment, higher domestic savings and investment rates and higher employment rates. The 2002 Budget contemplates a public sector deficit of 0.65% of GDP for 2002.

        In response to the decline in international oil prices at the end of 2001, the 2002 budget was based upon an estimated weighted average price of Mexico's oil exports of U.S. $15.50 per barrel and an estimated volume of oil exports of 1.725 million barrels per day. Because both of these estimates are lower than the estimates used to formulate the Mexican Government's proposed budget, the 2002 Budget assumes Ps. 20 billion less in revenue than originally forecast in the Mexican Government's proposed budget. This anticipated shortfall has been partially compensated through the utilization of Ps. 8 billion from Mexico's oil stabilization fund. In order to raise additional revenue to compensate for the budget shortfall, the 2002 Budget also includes the following measures, among others:

  •
  modifications to the Income Tax Law, such as the equalization of the maximum tax rates for individuals and corporations, a reduction in the number of tax brackets and the implementation of an immediate private investment deduction;

  •
  elimination of certain government subsidies paid to private sector employees;

  •
  new or increased excise taxes on telecommunications, soft drinks (temporarily suspended by presidential decree on March 5, 2002), cigars, cigarettes and alcohol;

  •
  a 5% tax on certain luxury goods and services; and

  •
  replacement of the accrued simplified system with a cash flow based system for collecting value-added taxes.

        Under the 2002 Budget, the Mexican Government estimates that it will devote Ps. 258,691 million (25.2% of total budgetary programmable expenditures) to education and Ps. 284,355 million (27.7% of total budgetary programmable expenditures) to health and social security.

        The Mexican Government also expects that it will devote Ps. 67,752 million (6.6% of total budgetary programmable expenditures) to regional and urban development and Ps. 16,425 million (1.6% of total budgetary programmable expenditures) to social spending and nutrition. In addition, the 2002 Budget contemplates that Ps. 176,478 million will be used for the debt service of the Mexican Government and that Ps. 29,933 million will be used for the debt service of the public sector agencies included in the 2002 Budget.

        The results for 2000, the preliminary results for 2001 and the first half of 2002, and the assumptions and targets underlying the 2002 Budget are set forth below.

2000 and 2001 Results;
2002 Budget Assumptions and Targets

	2000 Results		2001 Results(1)	First half of 2002 Results(1)	2002 Budget
Real GDP growth (%)	6.6	(1)	(0.3)	0.0	1.7
Increase in the national consumer price index (%)	9.0		4.4	2.6	4.5
Average export price of Mexican oil mix (U.S.$/barrel)	24.62	(1)	18.57	19.79	15.50
Current account deficit as % of GDP	3.1	(1)	2.9	2.1	3.4
Average exchange rate (Ps./$1.00)	9.456		9.339	9.284	10.1
Average rate on 28-day Cetes (%)	15.2		11.3	7.0	9.7
Public sector balance as % of GDP	(1.1)		(0.7)	0.8	(0.7)
Primary balance as % of GDP	2.6		2.6	4.1	2.7

(1)
Preliminary.

Source: Ministry of Finance and Public Credit.

  Revenues and Expenditures

        In 2001, public sector budgetary revenues were less than public sector budgetary expenditures (excluding off-budget revenues and expenditures of the public sector) by approximately Ps. 39,920.2 million in nominal terms, or approximately Ps. 11,058.2 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 37.9% in real terms over the surplus for 2000. The public sector primary balance was approximately Ps. 150,359.2 million in nominal terms, or approximately Ps. 41,650.7 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 1.5% in real terms as compared to the public sector primary balance for 2000. The overall public sector balance registered a deficit of Ps. 42,050.3 million in nominal terms, or approximately Ps. 11,648.3 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 34.8% in real terms as compared to the surplus for the same period of 2000.

        In 2001, public sector revenues were negatively affected by: (1) less dynamic economic activity; (2) the strength of the Mexican peso with respect to the U.S. dollar; and (3) the reduction in the volume of oil exports agreed with other oil producing countries to stabilize medium-term oil prices. These factors caused budgetary revenues to be Ps. 33.8 billion lower than projected in the 2001 Budget.

        In accordance with the automatic adjustment mechanism contained in Article 32 of the 2001 Budget, and in response to the lower than projected revenues, the Mexican Government cut expenditures in order to meet the fiscal targets for 2001. Mexico cut expenditures by Ps. 3.4 billion during the first quarter of 2001, by Ps. 6.8 billion during the second quarter of 2001, by Ps. 3.0 billion during the third quarter of 2001, and by Ps. 3.0 billion during the fourth quarter of 2001. As a result of these adjustments, the public sector recorded an overall deficit of Ps. 42.1 billion, or 0.7% of GDP, in 2001, slightly lower than the deficit recorded in 2000.

        The overall primary balance registered a surplus in 2001 of Ps. 150.4 billion in nominal pesos (approximately 2.6% of nominal GDP) and Ps. 41.7 billion in constant 1993 pesos, 0.6% lower in real terms than the primary balance registered in 2000.

        The public sector registered an overall surplus of Ps. 23.9 billion in nominal pesos in the first half of 2002, and the primary balance registered a surplus of Ps. 121.0 billion in nominal pesos, 0.7% lower in real terms as compared to the same period of 2001.

        In accordance with the automatic adjustment mechanism contained in Article 32 of the 2002 Budget, and in response to the lower than projected revenues, the Government cut expenditures by Ps. 10.1 billion during the first quarter of 2002 in order to meet its fiscal targets for 2002. This expenditure reduction is not reflected in the expenditure estimates described elsewhere in this section. Due to higher than expected revenues in the second quarter of 2002, the Government did not cut expenditures in the second quarter of 2002. However, further expenditure reductions could be required if revenues were to deteriorate.

Public Debt

  Internal Public Debt

        Internal debt is presented herein on a "net" basis, and includes the internal debt of the Mexican Government and budget-controlled agencies, excluding Banco de México's general account balance (which was positive at June 28, 2002, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). In addition, net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity ("Regulación Monetaria"). See footnote 2 to the table "Net Internal Public Debt" below. Internal debt does not include the debt of IPAB. See "—Financial System—Banking Supervision and Support."

        In 2001, the Mexican Government continued to pursue an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Mexican Government in the past has introduced new instruments of longer maturities. In the last quarter of 1999, the Mexican Government offered for the first time 10-year UDI-denominated securities and guaranteed 30-year UDI-indexed bonds. In January 2000, the Mexican Government began offering three-year fixed rate peso-denominated bonds.

        In addition to the three-year fixed rate peso-denominated debt securities that were first issued in January 2000, the Mexican Government issued five-year fixed rate peso-denominated securities in May 2000. In July 2001, the Ministry of Finance and Public Credit, through Banco de México, executed the first auction of ten-year fixed rate peso-denominated bonds. This was the first time that an instrument of this type was offered in the domestic market. With the issuance of these securities, the Mexican Government intends to establish a long-dated benchmark yield curve and to begin to develop a long-term private domestic debt market. The Mexican Government anticipates that the issuance of these instruments will also encourage:

  •
  increased use of long-term fixed rate contracts;

  •
  the issuance of long-term peso-denominated securities by Mexican companies;

  •
  the development of long-term financial hedging products; and

  •
  the potential to direct long-term savings toward the financing of long-term investment projects.

        At December 31, 2001, the net internal debt of the Mexican Government totaled U.S. $75.6 billion, an increase of U.S. $12.3 billion (or 19.4%) from the U.S. $63.3 billion outstanding at December 29, 2000. The increase in net internal debt was attributable to the fact that, as was the case in previous years, the Mexican Government financed its deficit primarily through borrowings in the domestic market. At the end of December 2001, the average maturity of internal debt was 748 days, as compared with 538 days at December 29, 2000.

        At June 28, 2002, the net internal debt of the Government was U.S. $73.3 billion, as compared with U.S. $75.6 billion outstanding as of December 31, 2001. At the end of June 2002, the average maturity of internal debt was 793 days, as compared with 748 days at December 31, 2001.

        The following table summarizes the net internal public debt of the Mexican Government and the budget-controlled agencies at each of the dates indicated.

Net Internal Public Debt

	December 31,				June 28
	1997	1998	1999	2000	2001(1)	2002(1)
	(in billions of dollars)
Total net internal debt(2)	$32.2	$34.9	$47.7	$63.3	$75.6	$73.3
Mexican Government	32.1	34.8	47.7	63.3	75.6	73.3
Peso-denominated	32.1	34.8	47.7	63.3	75.6	73.3
Foreign currency-denominated (Tesobonos)(2)	0.0	0.0	0.0	0.0	0.0	0.0
Budget-controlled agencies	0.1	0.1	N.A.	N.A.	N.A.	N.A.
Peso-denominated	0.0	0.0	N.A.	N.A.	N.A.	N.A.
Foreign currency-denominated	0.1	0.1	N.A.	N.A.	N.A.	N.A.

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

Source: Ministry of Finance and Public Credit.

  External Public Debt

        At December 31, 2001, Mexico's gross public external debt totaled U.S. $76.63 billion, 0.1% greater than the gross public external debt at December 29, 2000. Overall, total net public debt at December 31, 2001 represented approximately 23.3% of nominal GDP, 0.1 percentage points lower than at the end of 2000.

        The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, budget-controlled agencies and administratively controlled agencies, and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund or the debt of IPAB. See "—Financial System—Banking Supervision and Support." See footnote 1 to the table "Summary of External Public Debt" below.

Summary of External Public Debt(1)
By Type

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
1997	48,827	9,514	25,920	84,261	4,060	88,321
1998	52,043	10,557	25,297	87,897	4,398	92,295
1999	52,738	11,101	24,158	87,997	4,293	92,290
2000	46,065	10,853	23,386	80,304	3,754	84,058
2001	44,070	10,361	22,224	76,655	3,684	80,339
June 28, 2002	42,334	9,765	21,560	73,659	4,291	77,950

By Currency(3)

	December 31,										June 28,
	1997		1998		1999		2000		2001		2002
	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)
U.S. Dollars	71,750	81.3	74,551	80.8	75,853	82.2	71,065	84.0	69,933	87.0	67,903	87.1
Japanese Yen	6,881	7.8	6,956	7.5	7,124	7.7	5,878	7.0	4,708	5.9	4,175	5.4
Deutsche Marks	3,940	4.4	4,132	4.5	3,201	3.5	1,270	1.5	390	0.5	0	0.0
Pounds Sterling	903	1.0	838	0.9	743	0.8	144	0.2	140	0.2	149	0.2
French Francs	1,909	2.2	1,910	2.1	1,521	1.7	627	0.7	170	0.2	38	0.0
Swiss Francs	268	0.3	265	0.3	214	0.2	27	0.0	135	0.2	147	0.2
Others	2,670	3.0	3,642	3.9	3,634	3.9	5,588	6.6	4,863	6.0	5,538	7.1

Total	88,321	100.0	92,295	100.0	92,290	100.0	84,600	100.0	80,339	100.0	77.950	100.0

Note: Totals may differ due to rounding.

(1)
External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 28, 2002), (b) external borrowings by the public sector after June 28, 2002, including approximately U.S. $1.75 billion in capital market financings and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a "gross" basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a "net" or "economic" basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)
Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Mexican Government.
(3)
Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

        Outstanding gross external debt decreased by approximately U.S. $2.4 billion in the first half of 2002, from U.S. $80.3 billion at December 31, 2001 to U.S. $78.0 billion at June 28, 2002. Of this amount, U.S. $73.7 billion represented long-term debt and U.S. $4.3 billion represented short-term debt.

        Since December 31, 2001, the Mexican Government and public sector entities have issued the following debt securities in the international capital markets:

  •
  On January 7, 2002, Pemex Project Funding Master Trust (unconditionally guaranteed by Petróleos Mexicanos) issued U.S. $500,000,000 of Floating Rate Notes due 2005.

  •
  On January 14, 2002, the Mexican Government issued $1.5 billion of 7.5% Global Notes due 2012.

  •
  On February 1, 2002, Pemex Project Funding Master Trust (unconditionally guaranteed by Petróleos Mexicanos) issued U.S. $1,000,000,000 of 7.875% Notes due 2009 and U.S. $500,000,000 of 8.625% Bonds due 2022.

  •
  On September 24, 2002, the Mexican Government issued $1.75 billion of 8.00% Global Notes due 2022.

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

Critical Accounting Policies

        Our significant accounting policies are more fully described in Notes 2 and 19 to the Financial Statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view of trends in the oil and gas industry, both macroeconomic and within Mexico, economic factors in Mexico and information from outside sources. We believe the following critical accounting policies, among others, affect management's more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance. Unless otherwise stated, the following critical accounting policies apply for both Mexican and U.S. GAAP purposes.

  Exploration and Drilling Costs

        Under Mexican GAAP, we annually determine a budgeted exploration and drilling cost per barrel based upon internal engineering studies. To determine the cost per barrel, we take into consideration the budgeted exploration and drilling costs, the estimated annual production of oil and gas and the estimated percentage of non-successful wells. The resulting per barrel amount is charged as costs of sales in our consolidated statement of income against the equity reserve established for exploration and drilling costs. Changes in the budgeted exploration and drilling cost per barrel would impact on our recorded cost of sales expense. Under U.S. GAAP, the budgeted exploration and drilling cost recognized as part of the equity reserve is reversed.

  Successful Efforts Method of Oil and Gas Accounting

        We apply the successful efforts method of oil and gas accounting. This accounting principle requires that capitalized costs for producing properties be amortized on the basis of crude oil and natural gas reserve quantities. Our reserve estimates are determined in accordance with earth science and petroleum engineering principles and practices in accordance with Rule 4-10 of Regulation S-X of the Securities Act of 1933 and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance, oil field technology and audits by independent engineers.

        Downward revision in our reserve estimates can result in either: (a) higher depreciation and depletion expense per barrel in future periods, or (b) an immediate write-down of the asset's book value in accordance with accounting rules for the impairment of properties. The latter condition would result if the downward revisions were so significant that the estimated future cash flows from the remaining reserves in the field were insufficient to recover the unamortized capitalized costs. Conversely, if the oil and gas reserve quantities were revised upward, our future per-barrel depreciation and depletion expense would be lower.

        The application of successful efforts accounting can also cause material fluctuations between periods in exploration expense if drilling results are different than expected or if we change our exploration and development plans. The determination that exploratory drilling was unsuccessful in finding economically producible reserves requires the immediate expensing of previously capitalized drilling costs.

  Environmental Remediation, Asset Retirement Obligations

        We also make judgments and estimates in recording liabilities for environmental cleanup as well as asset retirement obligations. Estimated liabilities for environmental remediation and asset retirement obligations are subject to change because of matters such as changes in laws, regulations and their interpretation, the determination of additional information on the extent and nature of site contamination, the determination of additional works which need to be undertaken, improvements in technology, timing of expenditures, and the foreign currency exchange rates to the extent that some of these costs are incurred in U.S. dollars. In addition, with respect to offshore properties, our historical dismantlement and plugging experiences have been very limited, and therefore, our estimates of the expected cost or salvage value may vary from what will actually be incurred for many of these long-term properties when these activities are ultimately undertaken.

        While we believe that our environmental remediation and asset retirement obligation provisions are adequate and that the interpretations applied of existing law are appropriate, the amounts estimated for the future liabilities may differ materially from the costs that will actually be incurred to remediate our properties. If we determine that an insufficient environmental remediation or asset retirement obligation provision has been created, earnings will be adjusted as appropriate in the period that the determination is made.

  Employee Benefit Plans

        We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations specified by Mexican and U.S. GAAP, respectively, which include various actuarial assumptions, such as discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by Mexican and U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. We believe that the assumptions utilized in recording its obligations under our plans, which are presented in Notes 11 and 19 II(f) to the Financial Statements, are reasonable based on our experience and advice from our independent actuaries.

  Financial Instruments

        On January 1, 2001, we adopted Bulletin C-2 for Mexican GAAP purposes. Bulletin C-2 provides for the definition of financial instruments, including derivative financial instruments and requires that all financial instruments, with the exception of "held to maturity" investments and certain derivative instruments that qualify as hedges, to be recorded at fair value with the fair value adjustment recognized in earnings. Held to maturity investments are recorded at amortized cost subject to an impairment review. Unlike U.S. GAAP and its interpretations, which are described below, Bulletin C-2 is not descriptive when it comes to defining "embedded" derivatives or hedge effectiveness testing or documentation. To date, no additional interpretative guidance has been issued by MIPA, and therefore, our implementation of the standard is based on what we believe is best practice but may not be similar to the interpretation of other Mexican companies or any contemplated but not yet issued guidance by the MIPA. Should additional interpretative or best practice guidance be issued in the future, this may impact how we have accounted for our financial instruments under Bulletin C-2. Our determination of fair value of financial instruments for both Mexican and U.S. GAAP employed the same methodologies, which are further discussed below.

        On January 1, 2001 we also adopted SFAS No. 133 for U.S. GAAP purposes, and in accordance with the current transition provisions of SFAS No. 133, we recorded a cumulative effect transition after tax decrease in net loss of Ps. 3,791.3 million to recognize the fair value of its derivatives and embedded derivatives at the date of adoption.

        As quoted market prices for certain derivatives used by us are not readily available, the fair value of these derivatives has been calculated using common market valuation methods and value-influencing market data at the relevant balance sheet date as follows:

  •
  Short-term currency and crude oil forwards as well as crude oil, gas and oil product commodity swaps are valued at future rates or market prices as of the relevant balance sheet date. The fair values of forward contracts are based on spot prices that are calculated taking into account forward premiums or discounts quoted in the relevant markets.

  •
  Long-term commodity forward contracts are fair valued using forward markets quotes reflecting the underlying conditions and variables associated with the relevant contractual agreements.

  •
  Currency, crude oil and gas options and share options are fair valued using standard options pricing models. The fair value for caps, floors and collars embedded in these contracts is calculated separately, similar to stand-alone options.

  •
  Interest rate, interest rate cross currency and cross currency swaps are fair valued by using the expected cash flows over the remaining term of the individual contracts at the relevant balance sheet date, discounted at market interest rates. Certain interest rate options are fair valued using option pricing models.

        The use of valuation models requires us to make assumptions and estimates regarding the volatility of derivative contracts at the balance sheet date, and actual results could differ significantly due to fluctuations in value-influencing market data. The valuation models for the interest rate and currency derivatives are based on calculations and valuations using a group-wide financial reporting system, which provides consistent market data and valuation algorithms throughout our organization. The algorithms used to obtain valuations are those which are commonly used in the financial markets. In certain cases, the calculated fair value of derivatives is compared with results which are produced by other market participants, including banks, as well as those available through other internally available systems. The valuations of commodity instruments are delivered utilizing common valuation techniques and models as described above.

        Through internal guidelines (i.e. group-wide financial guidelines), we ensure that the derivatives used for risk management purposes are only utilized to hedge booked, contracted or planned underlying transactions. We calculate and assess market risks in accordance with the policies outlined in "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

        Contracts providing for physical delivery in Mexico are currently accounted for as contracts with no derivative components, as no sufficient natural gas market mechanism or spot market exists in Mexico so as to allow us to classify gas as readily convertible to cash. In the future, it is possible that a sufficient market mechanism or spot market for natural gas could emerge resulting in a need to reassess the Mexican contracts for derivatives under SFAS No. 133. If any such reassessment resulted in contracts being accounted for as derivatives under SFAS No. 133, the impact on future operating results could be significant.

Impairment of Long-Lived Assets

        In addition to our oil and gas assets that could become impaired under the application of successful efforts accounting, other assets could become impaired and require write-down if circumstances warrant. Conditions that could cause our assets to become impaired include lower-than-forecasted commodity sales prices, changes in our business plans or a significant adverse change in the national or international business climate. The amount of an impairment charge would be based on estimates of an asset's fair value compared with its book value. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding project commodity sales prices, production costs and foreign currency exchange rates and inflation could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets.

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

	Year Ended December 31,
	1997	1998	1999	2000	2001
West Texas Intermediate crude oil average price	$20.61	$14.41	$19.25	$30.97	$25.93
PEMEX crude oil weighted average export price	16.46	10.16	15.55	24.78	18.57

Note:    The numbers in this table are average prices for the full year. Spot prices at year end are different. On November 25, 2002 the spot price for West Texas Intermediate crude oil was U.S. $26.24 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $19.99 per barrel.

Sources:	1997 figures: PEMEX's 1998 Statistical Yearbook and Platt's U.S. Market Scan (McGraw-Hill Company)
1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading, and Platt's U.S. Market Scan (McGraw-Hill Company)

  Domestic Prices

        Committees composed of officials of Petróleos Mexicanos and the subsidiary entities and representatives of various governmental agencies including, among others, the Ministry of Finance and Public Credit, the Ministry of Energy, SECODAM and the Ministry of Economy set the formulas that we use to determine prices for crude oil and petroleum products sold in the domestic market. Petróleos Mexicanos and the subsidiary entities, together with the Mexican Government, pursue a policy that keeps domestic wholesale prices generally in line with international prices. We determine wholesale prices by reference to international prices, but make adjustments to reflect opportunity costs, transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is comprised of the wholesale price plus the value added tax, the retailer's margin and freight costs. The Ministry of Finance and Public Credit determines retail prices of gasoline and diesel before the beginning of each fiscal year in conjunction with the preparation of the Mexican Government's budget for that year. The Ministry of Finance and Public Credit also adjusts gasoline and diesel prices so that they are consistent with the Mexican Government's macroeconomic targets.

        Our retail prices for gasoline and diesel reflect the addition of the IEPS Tax as described below, as well as the value added tax. We charge the IEPS Tax only on gasoline, diesel and natural gas sales for automotive use. See "—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes" below, for a further discussion of the IEPS Tax. For financial statement purposes, the IEPS Tax is presented as part of Net Domestic Sales and then deducted after "Income before Hydrocarbon extraction duties, special tax on production services and other."

        Natural gas prices for domestic sale are calculated according to the Energy Regulatory Commission directives published on March 20, 1996. These prices reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

        The following table compares the average prices of petroleum products in Mexico and in the United States for the years indicated.

	1997		1998		1999		2000		2001
	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.
Oil Products
Unleaded regular gasoline(1)	$61.99	$47.61	$63.11	$41.53	$75.57	$45.58	$84.89	$60.83	$92.91	$56.69
Premium gasoline(1)	68.86	55.04	69.83	49.76	83.38	53.45	94.36	68.07	104.29	64.53
Jet fuel(2)	25.52	23.55	18.85	17.04	22.41	20.95	37.44	35.69	32.47	30.32
Kerosene(3)	46.32	25.82	49.71	19.04	62.59	22.61	70.34	37.64	77.05	32.44
Natural Gas(4)
Industrial	2.44	3.50	2.05	3.09	2.18	3.11	3.65	4.45	3.94	5.00
Residential	4.06	6.91	4.56	6.97	4.65	6.91	6.27	8.44	6.48	9.26
Selected Petrochemicals
Ammonia(5)	166.81	184.76	118.04	136.36	95.37	111.73	153.84	173.93	155.66	160.55
Polyethylene L.D.(6)	1,078.84	1,124.14	874.05	978.71	915.04	1,099.75	1,034.70	1,298.66	877.90	1,059.74
Polyethylene H.D.(7)	1,058.83	1,042.38	865.70	910.93	830.67	992.31	1,082.79	1,183.66	961.44	1,004.63
Styrene(8)	645.83	595.06	478.30	519.07	590.12	586.34	916.42	888.92	641.56	690.15

(1)
In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices for Houston, Texas.
 Sources: Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.)
(2)
In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).
 Sources: Pemex-Refining and Platt's U.S. Market Scan (McGraw-Hill Company)
(3)
In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude them.
 Sources: Pemex-Refining and Petroleum Marketing Monthly published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users)
(4)
In U.S. dollars per thousand cubic feet. Prices exclude taxes. For 1997 and 1998, prices are for Mexico City and surrounding areas. For 1999, prices are for all of Mexico. Industrial prices correspond to nomination of additional volumes under contract with notification to the supplier. Residential prices reflect the specific cost of transportation and distribution in that area. U.S. prices are national average industrial prices and Texas residential prices.
 Sources: Pemex-Gas and Basic Petrochemicals and Petroleum Marketing Monthly published by the Energy Information Administration (DOE)
(5)
In U.S. dollars per ton. Prices exclude taxes. Mexico prices to contract users at Cosoleacaque Petrochemical Plant. U.S. spot prices in Tampa, Florida.
 Sources: Pemex-Petrochemicals, Fertecon Weekly Ammonia Fax (Fertecon Limited) and Fertilizer Market Bulletin (FMB Consultants Ltd.)
(6)
In U.S. dollars per ton. Film quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are domestic contract average.
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.)
(7)
In U.S. dollars per ton. Block molding quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are domestic contract average.
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.)
(8)
In U.S. dollars per ton. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are average of contract and spot prices.
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.)

  IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes

        The following table sets forth the taxes and duties that we paid each of the past three years.

	Year ended December 31,
	1999		2000		2001
	(in millions of pesos)
Hydrocarbon extractions duties and other taxes	Ps.	120,477	Ps.	224,211	Ps.	168,264
IEPS Tax		88,349		69,557		95,199

Total	Ps.	208,826	Ps.	293,768	Ps.	263,463

Note: For a description of these taxes and duties, see "Item 4—Information on the Company—Taxes and Duties" above.
 Source: PEMEX's financial statements

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

        In addition to the IEPS Tax, we are subject to a number of other federal taxes and duties. In 2001, the sum of these taxes and duties totaled, and in 2002 the sum of these taxes and duties is expected to total, approximately 60.8% of the sales revenues of Petróleos Mexicanos and the subsidiary entities from sales to the PMI Group and to third parties. The IEPS Tax is credited against our hydrocarbon duties in arriving at our overall rate of taxation. In addition to these taxes and duties, we are subject to an additional 39.2% excess gains duty, which applies to the portion of proceeds of our crude oil exports that are attributable to sales at prices in excess of a specific threshold price per barrel set by the Mexican Government. In 2001, this price was U.S. $18.00 per barrel, and in 2002, this price is U.S. $15.50 per barrel. The effect of the excess gains duty, when combined with the regular duty rate, is that the Mexican Government, not PEMEX, realizes all of the benefits of increases in crude oil prices over the threshold. See also "Item 4—Information on the Company—Taxes and Duties—Excess Gains Revenue Duty." The Mexican Government resets the rate of taxes and duties applicable to PEMEX each year.

        The hydrocarbon taxes and duties affect our income because they are recorded as expenses. However, the IEPS Tax and the value added tax are indirect taxes that do not have an impact on our income because they are pass-through taxes that we collect from consumers and transfer to the Mexican Government.

  Relation to the Mexican Government

        Mexico is the sole owner of Petróleos Mexicanos and the subsidiary entities and the Mexican Government closely regulates and supervises our operations. Mexican Government ministers control key executive decisions at PEMEX. The Secretary of the Ministry of Energy of Mexico is the Chairman of the Board of Directors of Petróleos Mexicanos. SECODAM appoints Petróleos Mexicanos and the subsidiary entities' external auditors.

        The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Mexican Congress for its approval. The Mexican Congress also designates certain of our largest capital expenditures as PIDIREGAS. See "Item 4—Information on the Company—History and Development—Capital Expenditures and Investments."

  Inflation

        Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, and turbulence in international financial markets, caused inflation to increase to 52.0% in 1995, decrease to 27.7% in 1996 and 15.7% in 1997 and increase to 18.6% in 1998. The annual inflation rate decreased to 12.3% in 1999, 9.0% in 2000 and 4.4% in 2001.

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

        We revalue our fixed assets based on a hybrid of NCPI and specific-index items as determined by independent appraisers. The specific-index method takes into account usage, obsolescence, specific costs of operation and the remaining productive life of the revalued assets. See Note 2 b) to the Financial Statements.

        In 1996, an independent appraiser revalued our natural gas pipeline, distribution, transportation and storage assets using the specific-cost method. In 1997, PEMEX used the specific-cost method to revalue exploration and production assets, taking into consideration an independent appraiser's report. In 1998, PEMEX used the specific-cost method to revalue refinery assets, including distribution, transportation and storage assets, taking into consideration Mexican Petroleum Institute appraisals. For 2001, 2000 and 1999, fixed assets, excluding furniture and fixtures, vehicles and construction in progress, were restated based on appraisals performed by the Mexican Petroleum Institute and by an independent appraiser. The appraisals were performed utilizing the specific index method considering usage, a factor for obsolescence, specific costs, remaining useful lives and the relative classification of the fixed assets. Construction in progress and various immaterial assets are not restated.

  Consolidation

        The financial statements, which are prepared in accordance with Mexican GAAP, consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiaries, however, are not consolidated and are accounted for under the cost method. For a list of the consolidated subsidiary companies, see Note 2 c) to the Financial Statements. Since 1997, the results of P.M.I. Marine Ltd., have been consolidated; such results were previously accounted for under the cost method. In 1998, we began consolidating the assets and liabilities of the Pemex Project Funding Master Trust related to PIDIREGAS. Beginning in 2000, we began consolidating the results and financial condition of Mex Gas International Ltd. For U.S. GAAP purposes, beginning in 2001, we began consolidating the results and financial condition of Pemex Finance, Ltd.

  Export Agreements

        In response to continuing weak crude oil prices in international markets, on March 22, 1998, the governments of Mexico, Venezuela and Saudi Arabia agreed to reduce their crude oil output (exports in the case of Mexico). Mexico agreed to reduce exports by 100 thousand barrels per day, while Venezuela agreed to reduce its output by 200 thousand barrels per day and Saudi Arabia by 300 thousand barrels per day, beginning April 1, 1998. On June 4, 1998, the same countries announced that, beginning July 1, 1998, Saudi Arabia would reduce its output by an additional 225 thousand barrels per day, Venezuela would reduce its output by an additional 125 thousand barrels per day and Mexico would reduce its exports by an additional 100 thousand barrels per day.

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

        Following OPEC's announcement that it would reduce crude oil production by 1.5 million barrels a day, on January 2, 2002, Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months beginning on January 1, 2002. Most recently, following OPEC's announcement that it would keep crude oil production at their present levels through fourth quarter 2002, Mexico affirmed that it would also maintain its crude oil exports at present levels for the same period.

Results of Operations of PEMEX—For the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

  Income/(Loss)

        In 2001, we reported a loss of Ps. 34.1 billion on Ps. 362.2 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 19.7 billion on Ps. 409.1 billion in total revenues net of the IEPS Tax in 2000. This 73.1% increase in losses from 2000 to 2001 resulted primarily from:

  •
  a decrease of 25.1% in the weighted average price of crude oil sold by PMI for export, from U.S. $24.78 in 2000 to U.S. $18.57 in 2001;

  •
  increases in the labor reserve for pension obligations, due to higher wages and benefits paid to employees;

  •
  increased depreciation and amortization and a loss in product inventory; and

  •
  an increase in net interest expense from Ps. 6.7 billion in 2000 to Ps. 13.1 billion in 2001.

        Our total sales, net of the IEPS Tax, were Ps. 350.1 billion in 2001, a decrease of 12.2% from 2000 total sales, net of the IEPS Tax, of Ps. 398.7 billion. The decrease in total sales from 2000 to 2001 resulted primarily from a decrease in crude oil export prices, which decreased crude oil export revenues, and a decrease in the prices of the principal petroleum products that we sold in the domestic market.

  Export Sales

        In 2001, total consolidated export sales decreased by 19.3% in peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate for the date on which the export sale was made), from Ps. 175.4 billion in 2000 to Ps. 141.5 billion in 2001. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties decreased by 19.9% in peso terms, from Ps. 150.7 billion in 2000 to Ps. 120.7 billion in 2001, and decreased as a percentage of total sales, net of the IEPS Tax, from 40.3% in 2000 to 36.6% in 2001. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) decreased by 18.9% in 2001, from U.S. $15.9 billion in 2000 to U.S. $12.9 billion in 2001.

The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 20.8 billion in 2001, 15.8% lower in real peso terms than in 2000, mainly due to the decrease in the prices of crude oil that PEMEX exported.

        Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 92.1% of export sales (excluding the trading activities of the PMI Group) in 2001, as compared to 91.2% in 2000. These crude oil sales decreased in peso terms by 19.0% in 2001, from Ps. 137.3 billion in 2000 to Ps. 111.2 billion in 2001, and decreased in dollar terms by 17.9% in 2001, from U.S. $14.5 billion in 2000 to U.S. $11.9 billion in 2001. This decrease reflected the fall in international crude oil prices. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2001 was U.S. $18.57, 24.6% lower than the weighted average price of U.S. $24.62 in 2000.

        Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, decreased from 7.3% of export sales (excluding the trading activities of the PMI Group) in 2000 to 7.0% in 2001. Export sales of petroleum products, including natural gas liquids, decreased by 22.7%, from Ps. 11.0 billion in 2000 to Ps. 8.5 billion in 2001, due to lower prices in international markets and lower export volumes of certain products. In dollar terms, export sales of petroleum products, including natural gas liquids, decreased by 22.0%, from U.S. $1,164 million in 2000 to U.S. $907 million in 2001.

        Petrochemical products accounted for the remainder of export sales in 2000 and 2001. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 58.3%, from Ps. 2.4 billion in 2000 to Ps. 1.0 billion in 2001, due to decreases in both demand and prices of several products. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 52.6% in 2001, from U.S. $243.5 million in 2000 to U.S. $115.4 million in 2001.

  Domestic Sales

        Domestic sales, net of the IEPS Tax, decreased by 6.5% in 2001, from Ps. 223.3 billion in 2000 to Ps. 208.7 billion in 2001. Domestic sales of petroleum products other than natural gas decreased by 7.7% in 2001, from Ps. 185.2 billion in 2000 to Ps. 171.0 billion in 2001, primarily due to a fall in the domestic prices of our principal petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased 20.7%, from Ps. 11.1 billion in 2000 to Ps. 8.8 billion in 2001, due to a decrease in the domestic market demand for the principal petrochemical products. Sales of natural gas increased 7.0%, from Ps. 27.0 billion in 2000 to Ps. 28.9 billion in 2001, as a result of an increase in domestic demand in 2001.

  Other Revenues

        Other revenues decreased 13.7%, from Ps. 9.5 billion in 2000 to Ps. 8.2 billion in 2001, primarily due to decreased revenue from freight charges in connection with the distribution of our products. We recorded exchange gains of Ps. 3.9 billion in 2001, as compared to exchange gains of Ps. 0.9 billion in 2000, primarily due to the effects of fluctuations in the peso/dollar exchange rate on our dollar-denominated indebtedness.

  Costs and Operating Expenses

        Costs and operating expenses, which include costs of sales, transportation and distribution expenses and administrative expenses, increased by 7.4%, from Ps. 192.7 billion in 2000 to Ps. 207.0 billion in 2001. This increase was due to increases in the labor reserve for pension obligations, depreciation and amortization, salaries and wages and the loss resulting from the fluctuation of product inventory. Costs related to the labor reserve for pension obligations increased by 13.0%, from Ps. 29.9 billion in 2000 to

Ps. 33.8 billion in 2001. Other expenses increased by 24.5%, from Ps. 5.3 billion in 2000 to Ps. 6.6 billion in 2001, primarily due to an increase in the natural gas hedging operations.

  Duties and Taxes

        Hydrocarbon extraction duties and other duties and taxes (including the IEPS Tax) decreased by 10.3%, from Ps. 293.8 billion in 2000 to Ps. 263.5 billion in 2001, largely because of the decrease in international crude oil prices in 2001 and the resulting decrease in sales revenue. We paid Ps. 1.3 billion in excess gains duties in 2001, representing 39.2% of the amount of our sales revenue derived from the difference between actual crude oil prices at which Pemex-Exploration and Production sold to PMI, which averaged U.S. $18.57 per barrel for the Mexican weighted crude oil mix, and the Mexican Government's crude oil price budgetary assumption of U.S. $18.00 per barrel. We paid Ps. 21.2 billion in excess gains duties in 2000.

  Interest, net

        Net interest expense increased by 95.5%, from Ps. 6.7 billion in 2000 to Ps. 13.1 billion in 2001. This increase was mainly due to a decrease in capitalized interest incurred in respect of fixed assets and the recognition of the current period loss resulting from the application of Bulletin C-2, the new financial instrument standard.

  Cumulative Effect of Adoption of New Financial Instruments Standard

        In 2001, we adopted Bulletin C-2, which resulted in a loss of Ps. 1, 331 million primarily attributable to the accounting for the Repsol equity swap, as described in Note 2 o) to the Financial Statements.

Results of Operations of PEMEX—For the Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

  Income/(Loss)

        In 2000, we reported a loss of Ps. 19.7 billion on Ps. 409.1 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 21.2 billion on Ps. 256.6 billion in total revenues net of the IEPS Tax in 1999. This 7.1% decrease in losses from 1999 to 2000 resulted primarily from:

  •
  an increase in domestic sales;

  •
  an increase in product inventory; and

  •
  the termination of certain hedging transactions.

        The effects of these increases were partially offset by (1) an increase in the excess gains duties that we paid in 2000 in respect of our crude oil exports sold at prices greater than U.S. $15.00 per barrel; and (2) increases in the labor reserve for pension obligations, due to higher wages and benefits paid to employees, increased purchases of refined petroleum and other products and increased depreciation and amortization.

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

  Domestic Sales

        Domestic sales, net of the IEPS Tax, increased by 62.0% in 2000, from Ps. 137.8 billion in 1999 to Ps. 223.3 billion in 2000. Domestic sales of petroleum products other than natural gas increased by 64.8% in 2000, from Ps. 112.4 billion in 1999 to Ps. 185.2 billion in 2000, primarily due to a rise in the domestic prices of our principal petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased 11.0% from Ps. 10.0 billion in 1999 to Ps. 11.1 billion in 2000, due to an increase in the domestic market prices of the principal petrochemical products. Sales of natural gas increased 75.3% from Ps. 15.4 billion in 1999 to Ps. 27.0 billion in 2000, as a result of increases in domestic demand and prices in 2000.

  Other Revenues

        Other revenues increased 31.9% from Ps. 7.2 billion in 1999 to Ps. 9.5 billion in 2000, primarily due to increased revenue from freight charges in connection with the distribution of our products and an increase in the value of an investment in a foreign company accounted for under the equity method. We recorded exchange gains of Ps. 0.9 billion in 2000, as compared to exchange gains of Ps. 2.9 billion in 1999, primarily due to the effects of fluctuations in the peso/dollar exchange rate on our dollar-denominated indebtedness.

  Costs and Operating Expenses

        Costs and operating expenses, which include costs of sales, transportation and distribution expenses and administrative expenses, increased by 32.5%, from Ps. 145.4 billion in 1999 to Ps. 192.6 billion in 2000. This increase was due to increases in the labor reserve for pension obligations, depreciation and amortization, salaries and wages, purchases of petroleum products and other products and maintenance expenses. Costs related to the labor reserve for pension obligations increased by 19.6%, from Ps. 25.0 billion in 1999 to Ps. 29.9 billion in 2000. Other expenses increased by 12.8%, from Ps. 4.7 billion in 1999 to Ps. 5.3 billion in 2000, primarily due to increased freight expenses for the distribution of liquefied petroleum gas.

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

  Interest, net

        Net interest expense decreased by 6.9%, from Ps. 7.2 billion in 1999 to Ps. 6.7 billion in 2000. This decrease was mainly due to the recognition of a net gain in connection with the Repsol equity swap and collar unwind (which is discussed in Note 10 vi) to the Financial Statements), which was only partially offset by an increase in uncapitalized interest incurred in connection with PIDIREGAS completed in 2000.

Liquidity and Capital Resources

  Equity Structure and the Certificates of Contribution "A"

        Our total equity as of December 31, 2001 was Ps. 122.9 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 246.0 billion.

        In March 1990, the Mexican Government exchanged U.S. $7.58 billion worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called "Brady Bonds") issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos' indebtedness to the Mexican Government increased by an amount equal to U.S. $7.58 billion. The new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos' equity as Certificates of Contribution "A." As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt at the exchange rates in effect at the date payments are made. The total dividend on the Certificates of Contribution "A" is approved annually by the Board of Directors of Petróleos Mexicanos after the close of each fiscal year. Each month, Petróleos Mexicanos makes advance payments to the Mexican Government that total a prorated portion of the minimum guaranteed dividend.

        From 1997 to 2001, Petróleos Mexicanos made annual advance payments, which were declared as dividends to the Mexican Government, as follows:

	Year Ended December 31,
	1997		1998		1999		2000		2001
	(in millions of pesos)
Total advance payments to the Mexican Government	Ps.	5,804	Ps.	3,064	Ps.	5,138	Ps.	5,564	Ps.	2,153
Dividends declared in respect of Certificates of Contribution "A"		5,804		3,843		5,138		5,564		2,153

Source: PEMEX's financial statements

        In December 1997, Petróleos Mexicanos' Board of Directors and the Mexican Government agreed to an equity reduction of the Certificates of Contribution "A" in exchange for a cash payment to the Mexican Government of Ps. 12.12 billion (U.S. $1.5 billion). Further to that agreement, the Ministry of Finance and Public Credit, acting on behalf of the Mexican Government, agreed to a reduction in the minimum guaranteed dividend that it would receive from Petróleos Mexicanos in 1998, 2001 and certain future years. Since 1999, Petróleos Mexicanos has been scheduled to make a total of U.S. $4.9 billion in advance payments to the Mexican Government in respect of the principal amount of the Certificates of Contribution "A." In 1999 and 2000, Petróleos Mexicanos paid U.S. $250 million under that arrangement. No advance payments were scheduled to be made in 2001. In addition, since 1999, Petróleos Mexicanos has paid minimum guaranteed dividends on the Certificates of Contribution "A" at the rate of the three-month London Interbank Offered Rate ("LIBOR") plus 13/16% per year on the outstanding balance of the original principal amount of the debt capitalized in March 1990.

	Year Ended December 31,
	2002	2003	2004	2005	Thereafter
	(in millions of U.S. dollars)
Future advance payments of minimum guaranteed dividends to the Mexican Government in respect of principal amount of the capitalized debt	$874	$874	$874	$874	$874

Source: PEMEX's financial statements

  Cash Flow from Operating, Financing and Investing Activities

        During 2001 net funds provided by operating activities were Ps. 26.2 billion, a 6.9% increase from Ps. 24.5 billion in 2000. Funds from income (which was negative in 2001) plus items that did not require cash outlays totaled Ps. 36.4 billion in 2001. New debt financings provided an additional Ps. 114.4 billion of net funds (excluding Ps. 8.4 billion of foreign exchange gains). During 2001, we applied net funds of Ps. 39.4 billion for net investments at cost in fixed assets (Ps. 51.7 billion of new investments and capitalized interest, less Ps. 12.3 billion in dispositions of fixed assets).

        At December 31, 2001, our cash and cash equivalents totaled Ps. 14.4 billion, as compared to Ps. 27.8 billion at December 31, 2000. At that time, we did not have sufficient working capital, generated exclusively from operations, for our budgeted cash flow requirements for 2002. However, based on past experience, we expect to generate sufficient working capital through:

  •
  cash flow generated from operations;

  •
  the issuance of commercial paper;

  •
  acceptance credit facilities;

  •
  renewing existing and securing additional lines of credit from international commercial banks; and

  •
  other additional financing activities.

        Commercial paper is issued under our U.S. $445 million U.S. Commercial Paper Program, which was established in December 2001 and is backed by a Letter of Credit from Barclays Bank Plc. Commercial paper is usually issued with maturities of up to 6 months. We also established a U.S. $650 million Acceptance Credit Facility with a group of international banks and a U.S. $135 million Acceptance Credit Facility with Japanese banks in 2001. Lines of credit are obtained from major international banks with maturities ranging from 1 month up to 18 months. See also "—Commitments for Capital Expenditures and Sources of Funding" below.

        We have previously met our cash requirements for working capital, capital expenditures and investments over the past three years with a combination of funds provided by operations and financing. See "—Financing Activities" below.

  Commitments for Capital Expenditures and Sources of Funding

        Our current aggregate commitments for capital expenditures, including PIDIREGAS, total approximately Ps. 149.2 billion for 2002. For general descriptions of our current commitments for capital expenditures, see "Item 4—Information on the Company—History and Development—Capital Expenditures and Investments."

        In 2001, Pemex-Exploration and Production invested in four PIDIREGAS (including the Strategic Gas Program, which was added to our budget in 2001) and other general operating investments and strategic products for a total of Ps. 57,302 million in capital expenditures in exploration and production in 2001. In 2002, Pemex-Exploration and Production will add 23 more PIDIREGAS to its budget, for a total of 27 PIDIREGAS, for which Ps. 82,234 million is budgeted in 2002. In addition, Pemex-Exploration and Production has budgeted Ps. 27,512 million for non-PIDIREGAS capital expenditures for 2002. For more detail on the expenditures for and purpose of these investments, see "Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production."

        Pemex-Refining invested in one PIDIREGAS in 2001 and invested in other general operating projects, strategic projection, acquisition of equipment, research and development and complementary investments for a total of Ps. 7,222 million in capital expenditures by Pemex-Refining in 2001. In 2002, Pemex-Refining expects to invest Ps. 30,387 million in capital expenditures. Of this amount, Pemex-Refining has budgeted Ps. 21,445 million for three PIDIREGAS (including amounts originally budgeted for projects in 2001 that are expected to be completed in 2002), and Ps. 8,942 million for other non-PIDIREGAS capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining's investments, see "Item 4—Information on the Company—Business Overview—Refining—Investments."

        Both Pemex-Petrochemicals and Pemex-Gas and Basic Petrochemicals invest in projects primarily related to natural gas and condensates processing, transportation and storage. In 2002, the Mexican Government approved Ps. 734 million in capital expenditures for Pemex-Gas and Basic Petrochemicals' new PIDIREGAS. The combined capital expenditures for Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals is expected to be Ps. 7,330 million in 2002. For more detail on the expenditures for and purpose of these investments, see "Item 4—Information on the Company—Business Overview—Petrochemicals—Investments."

        Our current commitments for capital expenditures have increased compared to previous years. We plan to fund these expenditures through the financing activities in which we have engaged in the past as well as new sources. We have funded and we expect to continue to fund our commitments for

PIDIREGAS capital expenditures primarily through the issuance of debt securities in capital markets transactions, commercial bank syndicated loans, bilateral loans from commercial banks and guaranteed loans from export credit agencies. To a lesser extent, we may decide to use Pemex Finance, Ltd. to fund some PIDIREGAS if we consider it convenient in light of market conditions. The securities that we or Pemex Finance, Ltd. issue vary in tenor, amount, currency and type of interest rate: we may issue debt securities in U.S. dollars, Japanese yen, euros, sterling pounds or Mexican pesos, among others; these securities may be issued with fixed or floating rates, with maturities ranging between three and thirty years, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with maturities ranging between two and five years. Bilateral loans vary in tenor and range between two and three or more years. See also "—Financing Activities" below.

        As described in "—Financing Activities" below, we have thus far issued U.S. $2 billion in debt securities in the international capital markets in 2002 through the Pemex Project Funding Master Trust, and we expect to issue additional securities over the rest of the year. As part of our activities for funding our capital expenditures for this year, we are considering issuing Mexican Peso denominated debt securities in the domestic market. Petróleos Mexicanos has never issued debt securities in the domestic market. However, the domestic market has demonstrated significant growth over the past five years, and we believe that this market can represent an alternative source of PIDIREGAS funding, offering competitive conditions in terms of tenor, amount and type of interest rates. Additionally, we may also fund some PIDIREGAS through commercial bank loans denominated in Mexican pesos.

        Non-PIDIREGAS are funded mainly through our operating revenues, and, to a lesser degree, financing activities. These financing activities consist primarily of loans from export credit agencies. These loans are usually structured with maturities ranging between five and ten years with minimum amounts of U.S. $20 million. See also "—Cash Flow from Operating, Financing and Investing Activities," above.

        In order to be able to carry out our planned capital expenditure program, we will need to seek financing from a variety of sources, and we cannot guarantee that we will be able to obtain financing on terms that would be acceptable to us. Our inability to obtain additional financing could have an adverse effect on our planned capital expenditure program and result in our being required to limit or defer this program.

  Financing Activities

        2002 Financing Activities.    During the period from January 1, 2002 to September 30, 2002, Petróleos Mexicanos obtained direct credits in the amount of U.S. $400 million for use in financing our working capital requirements, and the Pemex Project Funding Master Trust obtained U.S. $1.1 billion in commercial bank loans for use in financing PIDIREGAS projects. In addition, we participated in the following financing activities:

  •
  Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $113.4 million;

  •
  Petróleos Mexicanos obtained foreign trade financing in the amount of U.S. $125 million;

  •
  Petróleos Mexicanos obtained U.S. $217.5 million through its commercial paper program;

  •
  the Pemex Project Funding Master Trust obtained loans from export credit agencies totaling U.S. $449.8 million;

  •
  the Pemex Project Funding Master Trust issued U.S. $500 million of Floating Rate Notes due 2005 on January 7, 2002; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  the Pemex Project Funding Master Trust issued U.S. $1 billion 7.875% Notes due 2008 on February 1, 2002; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos; and

  •
  the Pemex Project Funding Master Trust issued U.S. $500 million 8.625% Bonds due 2022 on February 1, 2002; the bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

        In the period from January 1, 2002 to September 30, 2002, Petróleos Mexicanos' net payments on external borrowings totaled U.S. $2.3 billion and were allocated as follows:

  •
  U.S. $400 million in respect of direct loans;

  •
  U.S. $300 million in respect of bond issues;

  •
  U.S. $260 million in respect of foreign trade lines;

  •
  U.S. $785 million in respect of bankers' acceptances;

  •
  U.S. $103.7 million in respect of credit lines from export credit agencies;

  •
  U.S. $345 million in respect of commercial paper;

  •
  U.S. $51.6 million in respect of restructured debt; and

  •
  U.S. $37.7 million in respect of leases.

        At September 30, 2002, PEMEX's total debt, excluding accrued interest, was approximately U.S. $19.1 billion. Of this amount, U.S. $16.7 billion consisted of total long-term debt, which was composed of approximately U.S. $11.1 billion in instruments with fixed annual interest rates ranging from 1.55% to 14.5% with maturities ranging from 2003 to 2027, approximately U.S. $5.6 billion in draws on lines of credit at variable interest rates of which U.S. $4.8 billion was based on LIBOR with maturities ranging from 2003 to 2013, and U.S. $0.8 billion in floating rate notes with maturities ranging from 2003 to 2008. Short-term debt totaled approximately U.S. $2.4 billion, consisting of U.S. $2.2 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.2 billion of lines of credit with fixed interest rates.

        The portion of PEMEX's total debt at September 30, 2002 corresponding to borrowings of the Pemex Project Funding Master Trust was U.S. $11.0 billion. This amount consisted of U.S. $5.6 billion in long-term debt at fixed interest rates with maturities ranging from 2002 to 2022, U.S. $4.5 billion in long-term debt with variable interest rates with maturities ranging from 2002 to 2013, and U.S. $0.9 billion in short-term debt of which U.S. $0.8 billion consisted of variable interest rate borrowings under various lines of credit. The Pemex Project Funding Master Trust also has U.S. $4.3 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust arising from the sale of accounts receivables. This amount is not reflected in PEMEX's financial statements due to the effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust.

        2001 Financing Activities.    During the period from January 1 to December 31, 2001, Petróleos Mexicanos obtained direct credits in the amount of U.S. $1,800 million for use in financing its working capital requirements, and the Pemex Project Funding Master Trust obtained U.S. $450 million in direct loans for use in financing PIDIREGAS projects. In addition, we engaged in the following financing activities:

  •
  Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $128.7 million;

  •
  Petróleos Mexicanos obtained foreign trade financing in the amount of U.S. $695 million;

  •
  the Pemex Project Funding Master Trust obtained loans from export credit agencies of U.S. $425.4 million and ¥60.1 billion which was subsequently swapped into U.S. dollars (for a total of U.S. $920.2 million);

  •
  PMI Norteamérica, S.A. de C.V. obtained U.S. $50.3 million in a bank loan from Standard Charter Bank on October 30, 2001; the bank loan bears interest at LIBOR plus 0.75% and was due in October 2002;

  •
  Petróleos Mexicanos utilized U.S. $871 million in acceptance lines, of which U.S. $86 million were borrowed against existing lines that expired in 2001;

  •
  the Pemex Project Funding Master Trust issued U.S. $1 billion of 8.50% Notes due 2008 on February 5, 2001; the notes were issued under the Pemex Project Funding Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  the Pemex Project Funding Master Trust issued U.S. $500 million of 9.125% Notes due 2010 on June 7, 2001; the notes were issued under the Pemex Project Funding Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  Petróleos Mexicanos issued U.S. $600 million of 6.50% Guaranteed Notes due 2005 on August 29, 2001; the notes were issued under Petróleos Mexicanos' Medium-Term Note program, Series B and are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals;

  •
  the Pemex Project Funding Master Trust increased its Medium-Term Note program from U.S. $3 billion to U.S. $6 billion on November 14, 2001; and

  •
  the Pemex Project Funding Master Trust issued U.S. $750 million of 8.0% Notes due 2011 on November 26, 2001; the notes were issued under the Pemex Project Funding Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

        In the period from January 1, 2001 to December 31, 2001, our net payments on external borrowings totaled U.S. $5.3 billion and were allocated as follows:

  •
  U.S. $1.5 billion in respect of direct loans;

  •
  U.S. $1.0 billion in respect of bond issues;

  •
  U.S. $600 million in respect of foreign trade lines;

  •
  U.S. $966 million in respect of bankers' acceptances;

  •
  U.S. $326.1 million in respect of credit lines from export credit agencies;

  •
  U.S. $747.4 million in respect of commercial paper;

  •
  U.S. $58.2 million in respect of restructured debt; and

  •
  U.S. $118.2 million in respect of leases.

        At December 31, 2001, our total debt, excluding accrued interest, was approximately U.S. $17.2 billion. Of this amount, U.S. $13.5 billion consisted of total long-term debt, which was composed of approximately U.S. $8.7 billion in instruments with fixed annual interest rates ranging from 1.9% to 14.5% with maturities ranging from 2003 to 2027, approximately U.S. $4.8 billion in draws on lines of credit at variable interest rates of which U.S. $3.9 billion was based on LIBOR with maturities ranging from 2003 to 2011, and U.S. $0.9 billion in floating rate notes with maturities ranging from 2003 to 2005. Short-term debt totaled approximately U.S. $3.6 billion, consisting of U.S. $3.3 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.3 billion of bond issues with fixed interest rates.

        The portion of our total debt at December 31, 2001 corresponding to borrowings of the Pemex Project Funding Master Trust was U.S. $7.5 billion. This amount consisted of U.S. $3.2 billion in long-term debt at fixed interest rates with maturities ranging from 2003 to 2010, U.S. $3.5 billion in long-term debt with variable interest rates with maturities ranging from 2003 to 2011, and U.S. $0.8 billion in short-term debt of which U.S. $0.8 billion consisted of variable interest rate borrowings under various lines of credit. The Pemex Project Funding Master Trust also has U.S. $4.5 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust arising from the sale of accounts receivables; this amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust.

        2000 Financing Activities.    During 2000, we obtained direct credits in the amount of U.S. $650 million in order to finance our working capital requirements. In addition, we engaged in the following financing activities:

  •
  Petróleos Mexicanos obtained export credit agency financings in the amount of U.S. $138.5 million;

  •
  Petróleos Mexicanos obtained foreign trade financings totaling U.S. $465 million;

  •
  Petróleos Mexicanos obtained U.S. $691 million from bankers' acceptances, U.S. $521 million of which corresponded to a line of credit from J.P.Morgan and U.S. $170 million of which corresponded to a line of credit from the Industrial Bank of Japan;

  •
  the Pemex Project Funding Master Trust obtained direct loans of U.S. $400 million;

  •
  in August 2000, the Pemex Project Funding Master Trust issued €500 million of 7.75% Notes due 2007; the notes were issued under the Pemex Project Funding Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  in October 2000, the Pemex Project Funding Master Trust issued U.S. $500 million of 9.125% Notes due 2010; the notes were issued under the Pemex Project Funding Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  in October 2000, the Pemex Project Funding Master Trust refinanced U.S. $625 million of a revolving credit line into three tranches of U.S. $200 million due in 2003, U.S. $175 million due in 2004 and U.S. $250 million due 2005, guaranteed by Petróleos Mexicanos;

  •
  in November 2000, through an agreement for the internal allocation of funding with the Mexican Government, the Pemex Project Funding Master Trust agreed to service U.S. $698.3 million of restructured debt (consisting of U.S. $694.3 million, DM 0.7 million and BEF 173.8 million) in consideration for its net receipt of U.S. $676,161,058 in cash from the Mexican Government;

        In 2000, our net payments on external borrowings totaled approximately U.S. $2.7 billion and were allocated as follows:

  •
  U.S. $707.0 million to repay two outstanding bankers' acceptance facilities;

  •
  U.S. $1.1 billion in respect of foreign trade lines;

  •
  U.S. $298.0 million in respect of outstanding commercial paper;

  •
  U.S. $100.0 million in respect of direct loans;

  •
  U.S. $257.8 million in respect of credit lines from export credit agencies;

  •
  U.S. $100.0 million in respect of bonds;

  •
  U.S. $59.1 million in respect of leases; and

  •
  U.S. $46.8 million in respect of restructured debt.

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

        The portion of our total debt at December 31, 2000 corresponding to borrowings of the Pemex Project Funding Master Trust was U.S. $4.5 billion. This amount consisted of U.S. $1.4 billion in long-term debt with fixed interest rates with maturities ranging from 2002 to 2010, U.S. $2.6 billion in long-term debt with variable interest rates with maturities ranging from 2002 to 2011, and U.S. $0.5 billion in short-term variable interest rate borrowings under various lines of credit. See Note 9 to the Financial Statements. The Pemex Project Funding Master Trust also has U.S. $4.7 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust arising from the sale of accounts receivables (see Note 7 to the Financial Statements); this amount is not reflected in our financial statements due to the effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust.

        The table below sets forth our total indebtedness and sales of receivables as of December 31 for each of the five years from 1997 to 2001.

Total Indebtedness and Sales of Receivables of PEMEX

	Year Ended December 31,(1)
	1997	1998(2)	1999(3)	2000(3)	2001(3)
		(in millions of U.S. dollars)(4)
Domestic Debt in Various Currencies(4)	$1,475	$1,355	$1,301	$923	$749
External Debt(5)
MYRA(6)	$473	$439	$398	$351	$292
Other direct bank loans	40	50	100	1,749	2,148
Securities
Bonds	4,694	5,850	5,863	6,719	8,509
Commercial paper	785	222	307	447	228

Total securities	5,479	6,072	6,170	7,166	8,737
Trade financing(7)
Acceptance lines	1,107	1,107	896	880	785
Advances from commercial banks(8)	1,143	1,350	2,035	1,395	1,490

Total trade financing	2,250	2,457	2,931	2,275	2,275
Purchasing loans(9)	410	453	382	355	351
Financial leases	491	549	496	437	319
Project finance(10)	410	591	685	1,650	2,282

Total external debt	$9,553	$10,611	$11,162	$13,983	$16,404

Sale of future accounts receivable	$241	$0	$0	$0	$0

Debt and sale of future accounts receivable(3)(11)(12)	$11,269	$11,966	$12,463	$14,906	$17,153

Note: Numbers may not total due to rounding.

(1)
Figures do not include accrued interest. Accrued interest was U.S. $122 million, U.S. $129 million, U.S. $184 million, U.S. $224 million and U.S. $284 million at December 31, 1997, 1998, 1999, 2000 and 2001, respectively.
(2)
Includes PIDIREGAS-related debt of U.S. $1.0 billion.
(3)
Includes U.S. $1.2 billion, U.S. $1.4 billion, U.S. $4.5 billion and U.S. $7.6 billion of indebtedness of the Pemex Project Funding Master Trust as of December 31, 1998, 1999, 2000 and 2001, respectively. Does not include indebtedness related to the Madero, Salamanca and Tula PIDIREGAS of Pemex-Refining, because these are project financings under which PEMEX's payment obligations will not be effective until delivery to Pemex-Refining of the completed project. Pemex-Refining expects to accept delivery of the U.S. $1.6 billion Madero project, the U.S. $195 million Salamanca project and the U.S. $140 million Tula project in 2002. Does not include U.S. $1.6 billion of indebtedness incurred in connection with the Cadereyta PIDIREGAS of Pemex-Refining. Such indebtedness is represented by a note that will be issued by PEMEX to the construction company for the project upon delivery of the project and upon request of the construction company. The note provides for biannual payments of principal and interest and a 10-year maturity. See Note 8 to the Financial Statements.
(4)
Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 8.0833 = U.S. $1.00 for 1997, Ps. 9.8650 = U.S. $1.00 for 1998, Ps. 9.5143 = U.S. $1.00 for 1999, Ps. 9.5722 = U.S. $1.00 for 2000 and Ps. 9.1423 = U.S. $1.00 for 2001. See Notes 9 and 14 to the Financial Statements.
(5)
Indebtedness payable other than in pesos and owed to persons or institutions having its head office or chief place of business outside Mexico, and payable outside the territory of Mexico.
(6)
Multi-Year Restructuring Agreement.
(7)
To finance external trade of crude oil and derivatives.
(8)
Includes indebtedness of the Pemex Project Funding Master Trust of U.S. $1.0 billion in trade financing advances from commercial banks as of December 31, 1998, 1999, 2000 and 2001.
(9)
To finance imports of equipment and spare parts.
(10)
Includes U.S. $227 million, U.S. $394 million, U.S. $1,450 million and U.S. $2,176 million of indebtedness of the Pemex Project Funding Master Trust as of December 31, 1998, 1999, 2000 and 2001, respectively.
(11)
Excludes the outstanding debt of Pemex Finance, Ltd., which is disclosed below.
(12)
Includes U.S. $50 million classified as an account payable in PEMEX's financial statements for the year ended December 31, 1998.

Source: Petróleos Mexicanos

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

        2001 Financing Activities.    During 2001, Pemex Finance, Ltd. made payments of U.S. $230 million in principal on its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2001.

        2000 Financing Activities.    On February 10, 2000, Pemex Finance, Ltd. issued U.S. $800 million of 9.03% Notes due 2011 and U.S. $150 million of 7.80% Notes due 2013. During 2000, Pemex Finance, Ltd. made payments of U.S. $185 million on borrowings.

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

  Contractual Obligations and Other Commercial Commitments

        Information about PEMEX's long-term contractual obligations and other commercial commitments outstanding at December 31, 2001 from the notes to the Financial Statements is set forth in the table below. This information is important in understanding the financial position of PEMEX.

Contractual Obligations and Other Commercial Commitments Outstanding(1)

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
		(in millions of U.S. dollars)
Long-term debt(2)	$16,834.3	$3,640.1	$4,856.7	$3,012.6	$5,324.9
Capital lease obligations(3)	319.0	40.4	90.6	75.2	112.8
Operating lease obligations(3)	0.2	0.2	—	—	—
Notes payable to contractors(4)	1,627.2	134.8	484.3	403.0	605.1
Sales of future accounts receivable(5)	4,887.8	608.6	1,013.7	984.5	2,281.0
Minimum guaranteed dividends(6)	4,369.2	873.8	2,621.6	873.8	—
Repsol equity swaps total(7)	292.0	—	292.0	—	—
Other long-term obligations	22.9	—	11.2	3.7	8.0

Total contractual cash obligations	$28,352.6	$5,297.9	$9,370.1	$5,352.8	$8,331.8

Other Commercial Commitments
Off balance sheet obligations:
PIDIREGAS commitments(8)	5,121.2	1,461.0	3,470.3	140.7	49.2
Nitrogen supply contract(9)	2,408.1	255.7	747.5	434.4	970.5

Total commercial commitments	7,529.3	1,716.7	4,217.8	575.1	1,019.7

Total contractual obligations and commercial commitments	$35,881.9	$7,014.6	$13,587.9	$5,927.9	$9,351.5

(1)
As of December 31, 2001.
(2)
See Note 9 to the Financial Statements.
(3)
See Note 19 to the Financial Statements.
(4)
See Note 8 to the Financial Statements.
(5)
See Note 7 to the Financial Statements.
(6)
See Note 13 to the Financial Statements.
(7)
See Note 10 to the Financial Statements.
(8)
See Note 16 k) to the Financial Statements.
(9)
See Note 16 h) to the Financial Statements.

        The following tables set forth information regarding the fair value of PEMEX's over-the-counter (OTC) contracts in connection with gas trading activities as of December 31, 2001:

Fair Value of OTC Contracts

(in thousands of U.S. dollars)

Fair value of contracts outstanding at the beginning of the period	$(1,808.0)
Contracts realized or otherwise settled during the period	(4,077.2)
Fair value of new contracts when entered into during the period	1,221.2
Changes in fair values attributable to changes in valuation techniques and assumptions	0
Other changes in fair values	5,858.0
Fair value of contracts outstanding at the end of the period	1,194.0

Fair Value of OTC Contracts at Period-End by Maturity(1)

Source of Fair Value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
	(in thousands of U.S. dollars)
Prices actively quoted	(3.9)	13.7	—	—	9.9
Prices provided by other external sources	(4,332.6)	4,719.2	797.6	—	1,184.2

(1)
As of December 31, 2001.

Results of Operations by Business Segment

        This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

  Revenue by Business Segment

        The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2001 as well as the percentage change in sales revenues for the years 1999 to 2001.

	Year Ended December 31,
											2000 vs. 1999	2001 vs. 2000
	1997		1998		1999		2000		2001
	(in millions of pesos)										(%)	(%)
Exploration and Production
Trade sales(1)	Ps.	81,653	Ps.	58,232	Ps.	83,635	Ps.	137,333	Ps.	111,167	64.2	(19.0)
Intersegment sales		91,378		71,694		92,281		174,874		153,838	89.5	(12.0)

Total net sales	Ps.	173,031	Ps.	129,925	Ps.	175,916	Ps.	312,207	Ps.	265,005	77.5	(15.1)

Refining
Trade sales	Ps.	128,168	Ps.	147,078	Ps.	187,381	Ps.	230,059	Ps.	239,230	22.8	4.0
Intersegment sales		8,670		6,722		6,700		9,600		8,788	43.3	(8.5)

Total net sales	Ps.	136,838	Ps.	153,799	Ps.	194,081	Ps.	239,659	Ps.	248,018	23.5	3.5

Gas and Basic Petrochemicals
Trade sales(1)	Ps.	31,157	Ps.	33,286	Ps.	38,685	Ps.	63,957	Ps.	65,283	65.3	2.1
Intersegment sales		14,569		13,670		13,899		25,899		27,517	86.3	6.2

Total net sales	Ps.	45,726	Ps.	46,956	Ps.	52,584	Ps.	89,856	Ps.	92,800	70.9	3.3

Petrochemicals
Trade sales(1)	Ps.	13,397	Ps.	10,507	Ps.	10,105	Ps.	12,184	Ps.	9,014	20.6	(26.0)
Intersegment sales		3,353		1,870		1,930		2,720		2,795	40.9	2.8

Total net sales	Ps.	16,750	Ps.	12,377	Ps.	12,036	Ps.	14,904	Ps.	11,809	23.8	(20.8)

Corporate, Subsidiary Companies and Other
Trade sales	Ps.	9,655	Ps.	7,885	Ps.	15,007	Ps.	24,735	Ps.	20,636	64.8	(16.6)
Intersegment sales and eliminations		(117,970)		(93,955)		(114,810)		(213,093)		(192,938)	(85.6)	9.5

Total net sales	Ps.	(108,315)	Ps.	(86,069)	Ps.	(99,803)	Ps.	(188,358)	Ps.	(172,302)	(88.7)	8.5

Total Sales	Ps.	264,030	Ps.	256,987	Ps.	334,814	Ps.	468,268	Ps.	445,330	39.9	(4.9)

Notes: Numbers may not total due to rounding.

(1)
These trade sales include sales by the subsidiary entities to the consolidated subsidiary companies, primarily to the PMI Group. Such sales are treated as eliminations in this table.

Source: PEMEX's financial statements

  Income by Business Segment

        The following table sets forth our income (loss) by business segment for each year in the five-year period ended December 31, 2001, as well as the percentage change in income for the years 1999 to 2001.

	Year Ended December 31,
											2000 vs. 1999	2001 vs. 2000
	1997		1998		1999		2000		2001
	(in millions of pesos)										(%)	(%)
Business Segment
Exploration and Production	Ps.	12,175	Ps.	(9,027)	Ps.	(5,202)	Ps.	7,128	Ps.	8,785	237.0	23.2
Refining		(6,812)		(5,729)		(8,111)		(23,139)		(29,601)	(185.3)	(27.9)
Gas and Basic Petrochemicals		2,080		5,121		849		(317)		627	(137.3)	297.8
Petrochemicals		(170)		(2,790)		(4,474)		(6,090)		(10,199)	(36.1)	(67.5)
Corporate, Subsidiary Companies and Other		(140)		837		(4,219)		2,708		(3,703)	142.1	(236.7)

Total Income/(loss)	Ps.	7,133	Ps.	(11,588)	Ps.	(21,157)	Ps.	(19,710)	Ps.	(34,091)	(6.8)	(73.0)

Note: Numbers may not total due to rounding.
 Source: PEMEX's financial statements

2001 Compared to 2000

  Exploration and Production

        In 2001, Pemex-Exploration and Production's trade sales of crude oil and natural gas to the PMI Group decreased by 19.0% in peso terms and by 17.9% in U.S. dollar terms, as a result of a decrease of 24.6% in the international price of crude oil and an increase of 3.5% in the volume of crude oil exports. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $18.57 in 2001, as compared to U.S. $24.62 in 2000. Intersegment sales decreased by 12.0%, principally as a result of a decrease in crude oil and natural gas sales, resulting from decreases in the reference prices of these commodities. Income related to exploration and production activities increased 23.2% from Ps. 7,128 million in 2000 to Ps. 8,785 million in 2001, primarily as a result of a decrease in the excess gains revenue duties, which was offset by a 14.2% increase in costs associated with the labor reserve for pension obligations from Ps. 10,351 million in 2000 to Ps. 11,821 million in 2001. The increase in labor reserve costs was due to an increase in salaries and wages, an additional year of services by the personnel and an increase in the financial cost as a result of insufficient funding of these liabilities.

  Refining

        In 2001, trade sales related to refining activities increased by 4.0%, from Ps. 230,059 million in 2000 to Ps. 239,230 million in 2001. Export sales related to refining activities decreased 32.0% from Ps. 3,654 million in 2000 to Ps. 2,486 million in 2001, as a result of a decrease in the volume of certain petroleum product exports. Domestic sales related to refining activities increased by 4.6% from Ps. 226,405 million in 2000 to Ps. 236,744 million in 2001, principally due to increases in the peso prices of refined products and the IEPS Tax, which increased by Ps. 25,642 million in 2001. Intersegment sales decreased by Ps. 812 million, largely due to decreases in the sales of naphthas and propylene. In 2001 the total loss related to refining activities was Ps. 29,601 million, as compared to a loss of Ps. 23,139 million in 2000. The increased loss was primarily due to a 9.7% decrease in domestic sales net of the IEPS tax from Ps. 157.0 million in 2000 to Ps. 141.7 million in 2001, and a 10.4% increase in labor reserves costs from Ps. 10,933 million in 2000 to Ps. 12,074 million in 2001. This increase in labor reserve costs was due to an increase in salaries and wages, an additional year of services by the personnel and an increase in the financial cost as a result of insufficient funding of these liabilities.

  Gas and Basic Petrochemicals

        In 2001, trade sales related to the natural gas and basic petrochemical business segment increased by 2.1%, from Ps. 63,957 million in 2000 to Ps. 65,283 million in 2001. Natural gas sales increased by 7.1% from Ps. 26,997 million in 2000 to Ps. 28,917 million in 2001, mainly due to a price increase of approximately 8.3%. The volume of domestic sales of basic petrochemicals increased by 10.7% in 2001, from 785 thousand tons per year in 2000 to 869 thousand tons per year in 2001. Income related to natural gas and basic petrochemicals increased by 297.8%, from a loss of Ps. 317 million in 2000 to a gain of Ps. 627 million in 2001, mainly due to a 23.1% decrease in imports of products used in the production process and the 2.1% increase in trade sales mentioned above, partially offset by a 12.8% increase in labor reserves costs, from Ps. 2,152 million in 2000 to Ps. 2,428 million in 2001, resulting in an increase in the cost of sales and operating expenses. This increase in labor reserve costs was due to an increase in salaries and wages, an additional year of services by the personnel and an increase in the financial cost as a result of insufficient funding of these liabilities.

  Petrochemicals

        In 2001, trade sales related to the petrochemicals business segment decreased by 26.0%, from Ps. 12,184 million in 2000 to Ps. 9,014 million in 2001. Prices for petrochemicals sold domestically decreased for a majority of petrochemical products. In 2001, the volume of petrochemical exports decreased by 50.2% from 607 thousand tons in 2000 to 302 thousand tons in 2001. Losses related to petrochemical activities increased 67.5% from Ps. 6,090 million in 2000 to Ps. 10,199 million in 2001 due to decreases in both volumes and sale prices and to a 13.6% increase in labor reserves costs from Ps. 2,702 million in 2000 to Ps. 3,069 million in 2001. This increase in labor reserve costs was due to an increase in salaries and wages, an additional year of services by the personnel and an increase in the financial cost as a result of insufficient funding of these liabilities.

  Corporate, Subsidiary Companies and Other

        In 2001, additional marginal trade sales revenues relating to PMI's exports of crude oil and petroleum products to third parties and after intercompany eliminations decreased by 16.6% in peso terms, from Ps. 24,735 million in 2000 to Ps. 20,636 million in 2001, as a result of a 25.1% reduction in the international price of crude oil, which was offset by a 9.4% increase in the volume of PMI's crude oil sales. The weighted average price of crude oil sold by PMI was U.S. $18.57 in 2001, as compared to U.S. $24.78 in 2000. In 2001, the total income related to corporate, subsidiary companies and other, which includes the international trading activities of the PMI Group, decreased from an income of Ps. 2.7 billion in 2000 to a loss of Ps. 3.7 billion in 2001, primarily due to our adoption of the new financial instrument standard (Bulletin C-2). This compares to total income of Ps. 2.7 billion in 2000; primarily due to the recognition of a net gain in connection with the Repsol equity swap and collar unwind in that year, which is discussed below under "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Risk Management and Financial Instruments—Equity Swap."

2000 Compared to 1999

  Exploration and Production

        In 2000, Pemex-Exploration and Production's trade sales of crude oil and natural gas to the PMI Group increased by 64.2% in peso terms and by 64.8% in U.S. dollar terms, as a result of an increase of 57.6% in the international price of crude oil and an increase of 3.5% in the volume of crude oil exports. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $24.62 in 2000, as compared to U.S. $15.62 in 1999. Intersegment sales increased by 89.5%, principally as a result of an increase in crude oil and natural gas sales, resulting from increases in the reference prices of these commodities. Income related to exploration and production activities improved 237.0% from a loss of Ps. 5,202 million in 1999 to income of Ps. 7,128 million in 2000, primarily as a result of the improvement in revenues due to the increase in the weighted average price of crude oil realized by Pemex-Exploration and Production, which was offset by a 14.9% increase in costs associated with the labor reserve for pension obligations from Ps. 9,012 million in 1999 to Ps. 10,351 million in 2000.

  Refining

        In 2000, trade sales related to refining activities increased by 22.8%, from Ps. 187,381 million in 1999 to Ps. 230,059 million in 2000. Export sales related to refining activities decreased 9.9% from Ps. 4,057 million in 1999 to Ps. 3,654 million in 2000, as a result of a decrease in the volume of certain petroleum product exports. Domestic sales related to refining activities increased by 23.5% from Ps. 183,384 million in 1999 to Ps. 226,405 million in 2000, principally due to increases in the peso prices of refined products. The IEPS Tax decreased by Ps. 18,793 million in 2000. Intersegment sales increased by Ps. 2,900 million, largely due to increases in the sales of naphthas and propylene. In 2000, the total loss related to refining activities was Ps. 23,139 million, as compared to a loss of Ps. 8,111 million in 1999. The increased loss was primarily due to increased purchases of crude oil and refined products at higher reference prices and a 22.8% increase in labor reserves costs from Ps. 8,903 million in 1999 to Ps. 10,933 million in 2000.

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

  Petrochemicals

        In 2000, trade sales related to the petrochemicals business segment increased by 20.6%, from Ps. 10,105 million in 1999 to Ps. 12,184 million in 2000. Prices for petrochemicals sold domestically increased for a majority of petrochemical products. In 2000, the volume of petrochemical exports increased by 105.1% from 296 thousand tons in 1999 to 607 thousand tons in 2000. Losses related to petrochemicals activities increased 36.1% from Ps. 4,474 million in 1999 to Ps. 6,090 million in 2000 due to decreases in both volumes and sale prices and to a 17.1% increase in labor reserves costs from Ps. 2,308 million in 1999 to Ps. 2,702 million in 2000.

  Corporate, Subsidiary Companies and Other

        In 2000, additional marginal trade sales revenues relating to PMI's sales of crude oil and petroleum products to third parties and after intercompany eliminations increased by 64.8% in peso terms, from Ps. 15,007 million in 1999 to Ps. 24,735 million in 2000, as a result of an increase in the international price of crude oil and an increase in the volume of PMI's crude oil sales. The weighted average price of crude oil sold by PMI was U.S. $24.78 in 2000, as compared to U.S. $15.55 in 1999. In 2000, the total income related to corporate, subsidiary companies and other, which includes the international trading activities of the PMI Group, improved from a loss of Ps. 4.2 billion in 1999 to an income of Ps. 2.7 billion in 2000, in part due to a recognition of the U.S. $113 million net gain in 2000 in connection with the Repsol equity swap and collar unwind, which is discussed below under "Item 11—Quantitative and Qualitative Disclosures about Market Risk—Risk Management and Financial Instruments."

U.S. GAAP Reconciliation

        Operating results under U.S. GAAP differ from operating results under Mexican GAAP due to several factors. The most important of these factors are differences in methods of accounting for exploration and drilling costs, pension and post-retirement obligations, financial instruments and fixed asset adjustments relating to inflation accounting, foreign exchange losses, capitalized interest, depreciation and impairment. For further information regarding these and other differences between Mexican and U.S. GAAP as they relate to our operating results, see Note 19 to the Financial Statements.

  Exploration and Drilling Costs

        Under Mexican GAAP, PEMEX charges exploration and drilling costs to the equity reserve for exploration and depletion of oil fields. Exploration and drilling costs related to successful oil wells are credited to the equity reserve and recorded as fixed assets. Cost of sales is recognized by recording a charge for each barrel of crude oil extracted in the statement of operations and recording a credit to the equity reserve. Under U.S. GAAP, PEMEX initially capitalizes the costs of drilling exploratory wells and exploratory-type stratigraphic test wells, which are subsequently charged to expense if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized.

  Pensions and Post-retirement Benefits

        Seniority premiums and pension plans are treated differently under U.S. GAAP and Mexican GAAP because of the different actuarial cost assumptions and implementation dates required by Bulletin D-3 and SFAS No. 87. Under Mexican GAAP, PEMEX accounts for supplemental payments under its Bulletin D-3 calculations. However, PEMEX accounts for other health services benefits on a pay-as-you-go basis. Under U.S. GAAP, PEMEX follows the guidelines of SFAS No. 106, which uses the transitional recognition method in accounting for health service and other supplemental payments provided to retirees.

  Financial Instruments

        On January 1, 2001, PEMEX adopted Bulletin C-2 for Mexican GAAP purposes, which provides guidance for the definition of financial instruments and requires all financial instruments, with the exception of "held to maturity" instruments, to be recorded at fair value with the related adjustment recognized in earnings. "Held to maturity" instruments and certain derivative instruments qualifying as hedges are to be recorded at amortized cost subject to impairment evaluation. For U.S. GAAP purposes, effective January 1 2001, PEMEX adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

        The principal differences between the cumulative effect adjustment and current period income effect under Mexican GAAP and U.S. GAAP relate primarily to the accounting for cross currency swaps, foreign currency embedded derivatives and the accounting for the equity swap contracts related to the Repsol shares described in Note 10 to the Financial Statements.

  Fixed Asset Adjustments

        Inflation accounting.    Under Mexican GAAP, PEMEX recognizes the effects of inflation pursuant to NIF-06 BIS "A," section A, which requires the restatement of non-monetary assets, including inventories of materials and supplies, costs of sales and fixed assets to their net realizable value (in the case of inventories) or through appraisals made by independent appraisers or by using the specific price index (in the case of fixed assets), with the difference being recorded as a revaluation surplus in equity. U.S. GAAP does not require the recognition of the effects of inflation in the consolidated financial statements. Since NIF-06 BIS "A," section A, does not represent a comprehensive basis for inflation accounting, PEMEX has reversed the effects of NIF-06 BIS "A," section A, on its financial statements from the U.S. GAAP reconciliation of income and equity retroactively to 1992. Thus, under NIF-06 BIS "A," section A, a devaluation of the peso does not fully impact PEMEX's income in the year incurred because a portion of the exchange losses are capitalized into fixed assets. Furthermore, devaluation of the peso relative to the dollar results in an increase in income to the extent that expenses remain relatively stable because they are incurred in pesos, while revenues, which are mostly denominated in dollars or linked to international, dollar-denominated prices, increase in peso terms. In contrast, under U.S. GAAP, devaluation of the peso has a negative impact on PEMEX's income because the exchange losses are not capitalized but are charged immediately to income.

        Foreign currency exchange losses.    Under Mexican GAAP, exchange losses arising from debt are capitalized as part of fixed assets, and any remaining net exchange differences are reflected in the statement of operations as either a debit to costs and operating expenses or a credit to revenues. Under U.S. GAAP, all exchange gains or losses have been recognized in results of operations.

        Capitalization of interest.    For Mexican GAAP purposes, PEMEX capitalizes interest to property, plant and equipment based on the total interest cost incurred on loans allocated to construction projects, regardless of whether or not the amounts borrowed have been spent on such projects. For purposes of the U.S. GAAP reconciliation, PEMEX capitalizes interest based upon total interest incurred in proportion to additions to construction in progress.

        Depreciation.    Under Mexican GAAP, PEMEX depreciates the book value of its fixed assets, which includes amounts capitalized for foreign exchange losses and restatements for inflation. For U.S. GAAP purposes, PEMEX has reversed this depreciation expense attributable to foreign exchange losses and restatements for inflation.

        Impairment.    Under U.S. GAAP, SFAS No. 121 requires that PEMEX evaluate its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or is permanently impaired. SFAS No. 121 requires PEMEX to write-down impaired assets to the fair value, if available, or the discounted present value of expected future cash flows on related assets. PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis.

  Other Differences

        In addition to these differences between Mexican and U.S. GAAP, other significant differences that affect our operating results relate to the accounting for accrued vacation, depreciation convention, profit in inventory and the sale of transport assets. See Note 19 to the Financial Statements.

  Income and Equity under U.S. GAAP

        For the year ended December 31, 2001, PEMEX's loss under U.S. GAAP was approximately Ps. 25.4 billion, representing a Ps. 8.6 billion decrease from the loss recorded under Mexican GAAP. For the year ended December 31, 2000, PEMEX's loss under U.S. GAAP was approximately

Ps. 16.7 billion, representing a Ps. 3.0 billion decrease from the loss recorded under Mexican GAAP. For the year ended December 31, 1999, PEMEX reported a loss under U.S. GAAP of approximately Ps. 15.4 billion, representing a Ps. 5.8 billion decrease from the loss recorded under Mexican GAAP. For further detail regarding the adjustments related to these amounts, see Note 19 to the Financial Statements.

        PEMEX's equity (deficit) under U.S. GAAP was approximately Ps. (42.3) billion at December 31, 2001 as compared to Ps. (13.6) billion at December 31, 2000. For further detail regarding the adjustments related to these amounts, see Note 19 to the Financial Statements.

  Recently Issued Accounting Standards

        In November 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments," which supersedes existing Bulletin C-9, "Liabilities," and Bulletin C-12, "Contingencies and Commitments." The revised Bulletin C-9 establishes a methodology for the following: valuation, presentation and disclosure of liabilities and provisions; valuation and disclosure of contingent assets and liabilities; and disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements; contingent liabilities that have a possible realization must be disclosed, but not accounted for, in the financial statements; and contingent liabilities that have a remote realization must not be accounted for and are not required to be disclosed in the financial statements. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods exceed immediate needs, or the commitment is considered a contracted obligation. The provisions of Bulletin C-9 become effective beginning January 1, 2003, although early adoption is recommended. We are currently evaluating the impact that the adoption of Bulletin C-9 will have on our consolidated financial statements.

        In December 2001, the MIPA issued Bulletin C-8, "Intangible Assets," which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets with indefinite useful lives, including previously existing goodwill and intangible assets, should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 become effective beginning January 1, 2003, although early adoption is recommended. We are currently evaluating the impact that the adoption of Bulletin C-8 will have on our consolidated financial statements.

        In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and amends or supersedes a number of related interpretations of APB Opinion No. 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 141 addresses financial accounting and reporting for business combinations. It eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the disclosure required for business combinations. The adoption of SFAS No. 141 did not have a material impact on our consolidated financial statements.

        Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 become effective for fiscal years beginning after December 15, 2001. SFAS No. 142 is required to be applied at the beginning of an entity's fiscal year and to all goodwill and other intangible assets recognized in its financial statements at that date. We are currently evaluating the impact that the adoption of SFAS No. 142 will have on our consolidated financial statements.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect on the date of initial adoption. The cumulative effect of initial adoption of SFAS No. 143 is recorded as a change in accounting principle. We are currently evaluating the impact that the adoption of SFAS No. 143 will have on our consolidated financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for the disposal of assets. SFAS No. 144 also retains the requirements for reporting discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners, or is classified as held for sale. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS No. 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS No. 144 or after its initial application. We are currently evaluating the impact that the adoption of SFAS No. 144 will have on our consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of being unusual or infrequent, as described in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events

and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on the consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities related to exit or disposal activities incurred after December 31, 2002, although earlier application is encouraged. We are currently evaluating the impact that the adoption of SFAS No. 146 will have on our consolidated financial statements.

Change in Independent Auditors

        SECODAM periodically assigns new independent auditors to PEMEX. Pursuant to actions by SECODAM, in 1998 PricewaterhouseCoopers, S.C. ceased to be the independent auditors of PEMEX at the end of fiscal year ended December 31, 1997, and Mancera, S.C. (a Member Practice of Ernst & Young Global) were assigned as the independent auditors for PEMEX on September 25, 1998 for the fiscal years ended December 31, 1998, 1999, and 2000. Pursuant to actions by SECODAM, on October 5, 2001, Mancera, S.C. ceased to be the independent auditors of PEMEX at the end of fiscal year ended December 31, 2000, and Ruiz, Urquiza y Cía., S.C. (formerly a member firm of Andersen Worldwide S.C.) was initially assigned as PEMEX's new auditors beginning in the fiscal year ended December 31, 2001. On May 9, 2002, due to the indictment of Arthur Andersen LLP, SECODAM decided to terminate the engagement of Ruiz, Urquiza y Cía., S.C. for the auditing of PEMEX's financial statements to be included in its annual report on Form 20-F for the fiscal year ended December 31, 2001, and instead appointed PricewaterhouseCoopers S.C. as the current independent auditors to audit those financial statements. As of that date, Ruiz, Urquiza y Cía., S.C. delivered only an audit report on PEMEX's financial statements prepared in accordance with Mexican Financial Reporting Standards applicable to Mexican public-sector entities.

        The independent auditors' reports on the financial statements for the 1999, 2000 and 2001 fiscal years have no adverse opinions or disclaimer of opinions, nor do such reports modify or qualify as to uncertainty, audit scope or accounting principles. For the 1997 and 2001 fiscal years, we had no disagreements with PricewaterhouseCoopers S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. For the 1998, 1999 and 2000 fiscal years, we had no disagreements with Mancera, S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Ruiz, Urquiza y Cía., S.C. did not and will not deliver an audit report on PEMEX's consolidated financial statements included in its annual report on Form 20-F for the 2001 fiscal year because its engagement was terminated before those financial statements were completed. For the 2001 fiscal year, we had no disagreements with Ruiz, Urquiza y Cía., S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to its report on our financial statements prepared in accordance with Mexican Financial Reporting Standards applicable to Mexican public-sector entities. SECODAM made the decision to change accountants in each of the above instances.

Item 6. Directors, Senior Management and Employees

        An eleven-member board of directors governs Petróleos Mexicanos. The President of Mexico appoints six members, including the Chairman of the Board of Directors. A recent amendment to the Organic Law requires that the members of the Board of Directors of Petróleos Mexicanos include the Secretary of the Ministry of the Environment and Natural Resources. The President of Mexico also appoints the Director General of Petróleos Mexicanos. The Petroleum Workers' Union (which we refer to as the "Union") selects the remaining five directors from among our employees. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board. The members of the Board of Directors are not appointed for a specific term. The members of the Board of Directors, except for those members selected by the Union, serve subject to the discretion of the President of Mexico.

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

        On December 2, 2000, in conjunction with the political transition that occurred upon the inauguration of Mr. Vicente Fox Quesada as President of Mexico, we announced that Mr. Raúl Muñoz Leos, former President and Director General of DuPont México, S.A. de C.V. was appointed Director General of Petróleos Mexicanos, effective on such date.

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

        The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of September 24, 2002.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Ernesto Martens Rebolledo	Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of the Ministry of Energy
Born: 1933
	Business experience: Chairman of the board of directors of Cintra, S.A. de C.V.; Chairman of the board of directors of Aerovías de México, S.A. de C.V.; General Representative of Compañía Mexicana de Aviación, S.A. de C.V.; and Director General of Vitro, S.A de C.V. Other board memberships: Comisión Federal de Electricidad; Luz y Fuerza del Centro; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Member of the Technical Board of the Comisión Nacional del Agua	2001
Mr. José Luis Romero Hicks	Board Member of Petróleos Mexicanos and Director General of Banco Nacional de Comercio Exterior, S.N.C. Born: 1957 Business experience: Corporate Director of Finance and Planning of Desarrolladora Metropolitana, S.A. de C.V.; and Secretary of Planning and Finance of the State of Guanajuato Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.; Seguros Bancomext; Ocean Garden Products, Inc.; Exportadores Mexicanos, S.A. de C.V.; Coordinadora de Asistencia Administrativa, S.A. de C.V.; Desarrollo Inmobiliario Especializado, S.A. de C.V.; and World Trade Center, Mexico City	2001
Mr. Victor Lichtinger Waisman	Board Member of Petróleos Mexicanos and Secretary of the Ministry of the Environment and Natural Resources Born: 1957 Business experience: Partner of Especialistas Ambientales, S.A. de C.V.; and Executive Director of the Environment Cooperation Commission of the Trilateral NAFTA Commission	2002

Mr. Luis Ernesto Derbez Bautista	Board Member of Petróleos Mexicanos and Secretary of the Ministry of Economy Born: 1947 Business experience: Economic Program Coordinator for President Vicente Fox's Presidential Campaign; Professor at the Instituto Tecnológico de Estudios Superiores de Monterrey; and Independent Consultant to the World Bank Other board memberships: Aeropuertos y Servicios Auxiliares; Baja Bulk Carriers; Banco Nacional de Comercio Exterior, S.N.C.; Caminos y Puentes Federales y Servicios Conexos; and Centro Nacional de Metrología	2001
Mr. Pedro Cerisola y Weber	Board Member of Petróleos Mexicanos and Secretary of the Ministry of Communications and Transportation Born: 1949 Business experience: General Coordinator for Vicente Fox's Presidential Campaign; and Regional Director General and Planning Director of Teléfonos de México, S.A. de C.V. Other board memberships: Aeropuertos y Servicios Auxiliares (Chairman); Caminos y Puentes Federales de Ingresos y Servicios Conexos (Chairman); Telecomunicaciones de México (Chairman); Servicio Postal Mexicano (Chairman); and Banco Nacional de Obras y Servicios Públicos, S.N.C.	2001
Mr. José Francisco Gil Díaz	Board Member of Petróleos Mexicanos and Secretary of the Ministry of Finance and Public Credit Born: 1943 Business experience: Director General of Avantel; Deputy Governor of Banco de México; and Undersecretary of the Ministry of Finance and Public Credit Other board memberships: Banco Nacional de Comercio Exterior, S.N.C (Chairman); Comisión Federal de Electricidad; and Luz y Fuerza del Centro	2001
Mr. Ramón Hernández Toledo	Board Member of Petróleos Mexicanos and Union Representative Born: 1937 Business experience: Field Supervisor and other positions in Petróleos Mexicanos	1992

Mr. Pablo Pavón Vinales	Board Member of Petróleos Mexicanos and Union Representative Born: 1945 Business experience: Other positions in Petróleos Mexicanos	1992
Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos; Union Representative; and Senator Born: 1954 Business experience: General Secretary of Section 40 of the Union	2001
Mr. Alejandro Sánchez Narváez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Other positions in Petróleos Mexicanos	2001
Mr. Mario Martínez Aldana	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Other positions in Petróleos Mexicanos	2001
Mr. Raúl Muñoz Leos	Director General Born: 1939 Business experience: President and Director General of DuPont México, S.A. de C.V.	2000
Mr. Juan José Suárez Coppel	Corporate Director of Finance Born: 1959 Business experience: Chief of Staff of the Secretary of the Ministry of Finance; Corporate Treasury Director of Grupo Televisa; and Director of the Derivatives Trading Desk in Banco Nacional de México S.A.	2001
Ms. Martha Alicia Olvera Rodríguez	Deputy Director of Programming and Budget Born: 1954 Business experience: Associate Managing Director of Planning and Financial Programming of Petróleos Mexicanos; Associate Managing Director of Budget Control of Petróleos Mexicanos; and Deputy Manager of Programs Integration of Petróleos Mexicanos	2002

Mr. Emilio Marco Aguilar	Deputy Director of Investment Projects Born: 1952 Business experience: Deputy Director of Programming and Budget of Petróleos Mexicanos; Associate Managing Director of Budgeting of Petróleos Mexicanos; Associate Managing Director of Operation and Results Evaluation; and Deputy Manager of Analysis and Evaluation of Petróleos Mexicanos	2001
Mr. Ricardo Koller Revueltas	Deputy Director of Financial Information Systems Born: 1966
Business experience: Director General of Sociedad General de Asesoría en Comercio Exterior e Impuestos, S.C.; Associate Managing Director of the Legal and Fiduciary Management in Banco Nacional de Obras y Servicios Públicos, S.N.C.; Coordinator of the Auditing Group of Servicios Aduanales Integrados de Guadalajara, S.A. de C.V.; and Tax Counsel of Grupo Monterrey Consultores, S.C.
	Board memberships: Servicios Aéreos Especializados Mexicanos, S.A. de C.V.; Integrated Trade Systems, Inc.; Fondo Laboral de Pensiones; and Fideicomiso de Cobertura Laboral y de la Vivienda	2002
Mr. Rigoberto Ariel Yépez García	Deputy Director of Economic Planning Born: 1965 Business experience: Professor and Researcher in the Economics Department of the Instituto Tecnológico Autónomo de México; Director General of Prices and Tariffs Policy of the Ministry of Finance and Public Credit; and Associate Managing Director of Business Development of Pemex-Gas and Basic Petrochemicals	2001
Mr. Gerardo Vargas Ateca	Deputy Director of Finance and Treasury Born: 1958 Business experience: Director General of Corporate Banking and Investment of Banco Santander Mexicano, S.A.; Director General of Treasury of Banca Serfín; and Director of Operations of Fondo Bancario de Protección al Ahorro	2001

Mr. José Manuel Carrera Panizzo	Deputy Director of Risk Management Born: 1969 Business experience: Associate Managing Director of Metals, Currencies and Agreements of International Exchanges; and Market Researcher and Broker of Banco de México	2001
Mr. Julio Camelo Martínez	Corporate Director of Administration Born: 1937 Business experience: Director General of Algodonera Comercial Mexicana; Undersecretary of Educational Planning of the Ministry of Public Education; and Undersecretary of Planning and Infrastructure of the Ministry of Agrarian Reform	2001
(Vacant)	Deputy Director of Labor Relations
Mr. José César Nava Vázquez	General Counsel of Petróleos Mexicanos Born: 1974 Business experience: Advisor Coordinator of the Ministry of Social Development; Congressman of the LVIII Legislative Period; Legal Coordinator in the Transition Group of President Vicente Fox	2001
Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Medical Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Deputy Manager of Administrative Technical Support of Petróleos Mexicanos; and Medical Advisor of the Corporate Services Management of Petróleos Mexicanos	2000
Mr. Rafael Fernández de la Garza	Corporate Director of Industrial Safety and Environmental Protection Born: 1948 Business experience: Chief of Engineering of the Carboelectric Central Facility of Río Escondido; and Manager and Chief of Engineering of the Nucleoelectrical Central Facility of Laguna Verde	1997
Mr. José Tomás Limón Hernández	Deputy Director of Operations Coordination Born: 1943 Business experience: Managing Director of Cantarell Project; Director of Cantarell Project; and Administrator of Activo Cantarell	2001

Mr. Roberto Osegueda Villaseñor	Corporate Director for Strategic Planning Born: 1938 Business experience: Director General of OMV Ingeniería Comercial, S.A. de C.V.; Director of Chemical and Petrochemical Division of Fomento Industrial Somex, S.A. de C.V.; and Associate Managing Director of Crude Oil Exportation of Petróleos Mexicanos Board memberships: Asociación Veracruzana, S.A. de C.V. (Vice President)	2001
Mr. Eliut González Salinas	Deputy Director of Sector Relations Born: 1951 Business experience: Associate Managing Director of Evaluation and Information; Deputy Manager of Information; and General Superintendent of Information to the Public Sector	2002
Mr. Pedro Carlos Gómez Flores	Deputy Director of Organization Development Born: 1951 Business experience: Deputy Director of Sector Relations; Deputy Director of Strategic Planning; and Deputy Director of Distribution of Pemex-Refining	2001
Mr. José Antonio Ceballos Soberanis	Corporate Director of Operations Born: 1943 Business experience: Director General of Pemex-Exploration and Production; Deputy Director of Trading of Pemex-Refining; and Executive Coordinator of Internal Trade	2001
(Vacant)	Deputy Director of Patrimonial Management
(Vacant)	Deputy Director of Corporate Services
Mr. Othón Canales Treviño	Corporate Director for Competitiveness and Innovation Born: 1952 Business experience: Director General of Quimi-Corp Internacional, S.A. de C.V.; Director General of Othón Canales Ingenieros, S.C.; and Deputy Director of Industrias Resistol, S.A. Board memberships: Kappler Safety Group	2001
Mr. Sergio F. Cruz Carranza	Deputy of Strategic Planning Born: 1942 Business experience: Director General of Corporación Industrial Portuaria, S.A. de C.V.; Associate Managing Director of Special Projects of Petróleos Mexicanos; and Associate Managing Director of Infrastructure Coordination of Petróleos Mexicanos	2001

Mr. Andrés Antonio Moreno y Fernández	Corporate Director of Engineering and Project Development Born: 1938 Business experience: President of Mokal Consultores, S.C.; Deputy Director of Construction of the Comisión Federal de Electricidad; and Director General of Lumbreras y Túneles, S.A. de C.V.	2001
Mr. Ernesto Ríos Montero	Deputy Director of Engineering Born: 1936 Business experience: Director of Consultoría Empresarial Ejecutiva; Executive Vice President of Grupo Bufete Industrial; and Plant Manager of Síntesis Orgánicas, S.A.	2001
Mr. Enrique Bazúa Rueda	Deputy Director of Technological Development Born: 1946 Business experience: Director of the Chemistry Faculty of the Universidad Nacional Autünoma de México; Research and Planning Coordinator of the Instituto Mexicano del Petróleo; and Professor in the Chemistry Faculty of the Universidad Nacional Autünoma de México	2001
Mr. Jorge Alberto Aguilar López	Deputy Director of Contracting Born: 1956 Business experience: Executive Secretary of Public Works and Related Services of Petróleos Mexicanos; Project Director of Grupo México; Manager of Financial Planning of the Comisión Federal de Electricidad; and Private Consultant Board memberships: Kot Insurance Company, Ltd.	2001
Mr. Renato Valle Favela	Deputy Director of Industrial Plants Projects Born: 1946 Business experience: Advisor of Design, Construction, Supervision and Mounting of Electromechanical Equipment of Hydraulic Works in the Comisión Nacional del Agua; and Manager of Thermolectrical Construction Projects of the Comisión Federal de Electricidad	2001

Mr. Javier Pérez Saavedra	Deputy Director of Quality Control Born: 1945 Business experience: Director General and President of Pérez Saavedra y Asociados Consultores, S.A. de C.V.; Adviser to the Comisión Nacional del Agua; Deputy Director of Administration of the Comisión Nacional del Agua; and Commissioner of Desarrollo de Negocios Prendarios, S.A. de C.V.	2001
Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Operation Evaluation Born: 1959 Business experience: Associate Managing Director; Manager; and Superintendent of Petróleos Mexicanos	2001
Mr. Reynaldo Jáuregui Zentella	Deputy Director of Alliances and New Business Born: 1940 Business experience: Director of New Projects of Pargo; Associate Managing Director of Information and Public Relations of Petróleos Mexicanos; and Personal Secretary to the Director General of Petróleos Mexicanos	2001
Mr. José Gastón Paulovich Rodríguez	Deputy Director of Cultural Transformation Born: 1968 Business experience: Liason Director of Union de Empresarios para la Tecnología en la Educación, A.C.; Professional Development Director of Universidad Anáhuac; and Entrepreneurial Promotion Director of Generación Empresarial Mexicana, S.C.	2002
Mr. Francisco Javier Casas Guzmán	Head of the Internal Control Body Born: 1945 Business experience: Director of Modernization and Structural Change and Director of Finance of the Comisión Federal de Electricidad; Undersecretary of Energy Operation of the Ministry of Energy; and General Administrator of Federal Fiscal Auditing of the Ministry of Finance and Public Credit	2001

Mr. Federico Domínguez Zuloaga	Head of Liabilities Area and Head of Complaints Area Born: 1959 Business experience: Deputy Administrator of Coercive Collection of the Ministry of Finance and Public Credit; Independent Advisor; and Chief of Loan Services for the Fondo para la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	2001
Mr. Gustavo Rovirosa Renero	Head of Control and Evaluation Auditing Born: 1939 Business experience: Deputy Director of Assets Streamlining; Advisor to the Director General of Aseguradora Hidalgo, S.A.; and Director of Administrative Services of Aseguradora Hidalgo, S.A.	2001
Mr. Manuel Vázquez Bustillos	Head of the Auditors' Area Born: 1939 Business experience: Associate Managing Director of Supervision of Entities and Affiliates of Petróleos Mexicanos; General Comptroller of the Ministry of Energy; and General Comptroller of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	1997
Mr. J. Salvador Gómez Ávila	Corporate Auditor of Environmental Protection Born: 1943 Business experience: Associate Managing Director of Strategic Planning and Deputy Director of Planning of Pemex-Petrochemicals	1998
Mr. Antonio Juan Marcos Issa	Advisor for Special Projects of the Director General Born: 1946 Business experience: Secretary of Finance of the Government of Coahuila; Regional Director of the Ministry of Foreign Affairs; and Representative of Petróleos Mexicanos for Europe.	2002
Mr. Melchor de los Santos Ordóñez	Executive Coordinator to the Director General Born: 1950 Business experience: Senator in the Mexican Congress; Director of Delegations of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and President of the Universidad Autónoma de Coahuila	2001

Mr. Moisés Ithuriel Orozco García	Executive Advisor to the Director General Born: 1968 Business experience: Associate Managing Director of Strategic Planning; Executive Advisor Coordinator of Pemex-Petrochemicals; and General Director of Special Projects of the Ministry of Energy	2001
Mr. Raoul Capdevielle Orozco	Technical Secretary of the Director General Born: 1943 Business experience: Deputy Comptroller of Liabilities; Legal Coordinator of Instalaciones Inmobiliarias para Industrias, S.A.; and Legal Director of Concesiones en Triturados Basálticos y Derivados, S.A. de C.V.	2001

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2000
Mr. Armando Leal Santa Ana	Board Member of Pemex-Exploration and Production (refer to Pemex-Refining)	2001
Mr. Marcos Ramírez Silva	Board Member of Pemex-Exploration and Production (refer to Pemex-Gas and Basic Petrochemicals)	1996
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Exploration and Production (refer to Pemex-Petrochemicals)	2001
Mr. Juan José Suárez Coppel	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2002
Mr. Carlos Hurtado López	Board Member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Ministry of Finance and Public Credit Born: 1955 Business experience: Coordinator of Advisors in Economic and Social Development Matters; Coordinator of Advisors of the Ministry of Finance and Public Credit; and Mexico's Representative to the Organization for Economic Cooperation and Development (OECD) Other board memberships: Aeropuertos y Servicios Auxiliares; Ferrocarriles Nacionales de México; and Luz y Fuerza del Centro	2001

Mr. Juan Antonio Bargés Mestres	Board Member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1945 Business experience: Director of Planning and Director General of Aeronaútica Civil Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.; and Nacional Financiera, S.N.C.	2001
Mr. Salvador Rubén Ortiz Vértiz	Board Member of Pemex-Exploration and Production and General Coordinator of Mining of the Ministry of Economy Born: 1949 Business experience: Adjunct Director and Deputy Director of Sectorial Studies for Banco Nacional de México, S.A.; and Advisor to the Energy Sector and Basic Industries for Banco Nacional de México, S.A. Other board memberships: Consejo de Recursos Minerales (Board of Mineral Resources); Fideicomsio de Fomento Minero (The Mining Trust); Exportadora de la Sal, S.A. de C.V.; and Transportadora de Sal, S.A. de C.V.	2002
Mr. Luis Ramírez Corzo y Hernández	Director General Born: 1948 Business experience: Director General of Turbinas Solar, S.A. de C.V. Other board memberships: Desarrollos Inmobiliarios CUGA, S.A. de C.V. (Chairman)	2001
Mr. Federico Martínez Salas	Executive Director of the Project to Modernize and Improve Cantarell Field Born: 1943 Business experience: Deputy Director of Primary Production Projects; Board member of Gutsa Constructores, S.A. de C.V.; and Executive Vice President of Grupo ICA	2001

Mr. J. Javier Hinojosa Puebla	Deputy Internal Director (Northern Marine Region) Born: 1958 Business experience: Coordinator of the Executive Commercial Operative Coordination; Associate Managing Director of Analysis and Investment Evaluation in Exploration; Associate Managing Director of Technical Operative Coordination; and Associate Managing Director of Production (South Region) of Pemex-Exploration and Production	1999
Mr. Alfredo Eduardo Guzmán Baldizán	Deputy Director (North Region) Born: 1947 Business experience: Executive Coordinator of Exploration Strategies; Associate Managing Director of Planning (North Region); and Associate Managing Director of Exploration (North Region) of Pemex-Exploration and Production	2001
Mr. Maclovio Yáñez Mondragón	Deputy Director (South Region) Born: 1948 Business experience: Deputy Director (North Region); Associate Managing Director of Perforation and Well Maintenance (South Region); and Associate Managing Director of Perforation and Well Maintenance (Marine Region) of Pemex-Exploration and Production	2001
Mr. Héctor Leyva Torres	Deputy Director (Southern Marine Region) Born: 1948 Business experience: Associate Managing Director of Production (Marine Region); Associate Managing Director of Production (South Region) and Deputy Director (South Region) of Pemex-Exploration and Production Board memberships: Administración Portuaria de Dos Bocas	1997
Mr. Rafael J. Bracho Ransom	Deputy Director of Management and Finance Born: 1947 Business experience: Director of Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and Deputy Director of Finance	2002

Mr. Carlos Rasso Zamora	Deputy Director of Drilling and Well Maintenance Born: 1946 Business experience: Inspector of Mines and Hydrocarbons of the Ministry of National Patrimony; Superintendent and Zone Manager in Petróleos Mexicanos	1997
(Vacant)	Executive Director of the Models' Design Project of the Multiple Services Contracts
Mr. Carlos A. Morales Gil	Deputy Director of Planning Born: 1954 Business experience: Deputy Director (South Region); Associate Managing Director of Production (South Region); Associate Managing Director of Planning (South Region); and Associate Managing Director of Analysis and Investment Evaluation (South Region) of Pemex-Exploration and Production	2001
Mr. Guillermo Cruz Domínguez Vargas	Deputy Director of Technology and Professional Development Born: 1946 Business experience: Deputy Director of Planning of Pemex-Exploration and Production; Associate Managing Director of Planning (Marine Region); and Associate Managing Director of Production (South Region) of Pemex-Exploration and Production	1996
Mr. Pedro Silva López	Executive Director of the Gas Strategic Program Born: 1953 Business experience: Associate Managing Director of Strategic Planning; Associate Managing Director of the Burgos Project (Northern Region); and Associate Managing Director of Planning (North Region) of Pemex-Exploration and Production	1999
(Vacant)	Executive Coordinator of Exploration Strategics
Mr. Roberto Alor Terán	Head of the Internal Control Body Born: 1950 Business experience: General Comptroller of the Instituto de Servicios de Seguridad Social para los Trabajadores del Estado; Internal Comptroller of Aeropuertos y Servicios Auxiliarios; and Deputy Director of Budget of the Sistema Nacional para el Desarrollo Integral de la Familia	2001

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2000
Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001
Mr. Marcos Ramírez Silva	Board Member of Pemex-Refining (refer to Pemex-Gas and Basic Petrochemicals)	1996
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Refining (refer to Pemex Petrochemicals)	2001
Mr. Carlos Hurtado López	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001
Mr. Andrés Antonio Moreno y Fernández	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2002
Mr. Juan Bueno Torio	Board Member of Pemex-Refining and Undersecretary for Small and Medium Enterprise of the Ministry of Economy
Born: 1953
	Business experience: Coordinator of the Energy Sector in the Transition Group of President Vicente Fox; Congressman of the LVII Legislative Session; and Director General of Grupo Empresarial Bueno Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.; Centro de Investigación y Asesoría Tecnológica en Cuero y Calzado; Nacional Financiera, S.N.C.; Ocean Garden Products, Inc.; Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Exportadores Asociados, S.A. de C.V.; and Fideicomiso de los Laboratorios Nacionales de Fomento Industrial	2001
Mr. Armando Leal Santa Ana	Director General Born: 1937 Business experience: Director General of Pemex-Petrochemicals; Deputy Director of Production of Pemex-Refining; and Associate Managing Director of Production Control	2001
Mr. Alberto E. Alcaraz Granados	Deputy Director of Production Born: 1952 Business experience: Associate Managing Director of Production Control; Associate Managing Director of Refinería General Lazaro Cárdenas; and Associate Managing Director of Refinería Ing. Antonio M. Amor	2002

Mr. Enrique Samuel López Albarrán	Deputy Director of Trading Born: 1951 Business experience: Senior Vice President for Latin America of Reichhold Chemical Inc., Executive Vice President of Reichhold Chemical Inc.; and Director General of Reichhold Química de México S.A. de C.V. Board memberships: Growth Enterprise Team, S.C. (Chairman)	2001
Mr. Cutberto O. Azuara Pavón	Deputy Director of Storage and Distribution Born: 1947 Business experience: Associate Managing Director of Pipelines Transportation; Deputy Manager of Technical Evaluation of Refineries; and Commercial Representative and President of PMI Services North America, Inc.	2001
Mr. Miguel Angel Rivera Villaseñor	Deputy Director of Management and Finance Born: 1945 Business experience: Deputy Director of Management and Finance of Pemex-Exploration and Production; Corporate Deputy Director of Proceeds and Financial Programming of Petróleos Mexicanos; Executive Coordinator of Programming and Financial Control of Petróleos Mexicanos; and Director General of Metal Mechanical Industry and Capital Assets to the Ministry of Commerce and Industrial Development	2001
Mr. Rómulo Aguiñaga Enciso	Deputy Director of Projects and Capital Maintenance Born: 1939 Business experience: Managing Director of Projects and Capitalized Maintenance of Pemex-Petrochemicals; Associate Managing Director of Works and Capitalized Maintenance of Pemex-Petrochemicals; Advisor to the Director General of Pemex-Petrochemicals	2001
Mr. José Luis Jaramillo Hernández	Deputy Director of Planning, Coordination and Evaluation Born: 1943 Business experience: Deputy Director of Planning of Pemex-Petrochemicals; Director General of Petroquímica Morelos, S.A. de C.V.; and Deputy Director of Operation of Pemex-Petrochemicals	2001

Mr. Francisco Aparicio Varela	Head of the Internal Control Body Born: 1946 Business experience: Director of Trading of Servicios Aeroportuarios del Sureste; Director of Projects of Trituradores Basálticos y Derivados, S.A. de C.V.; and Coordinator of Refining and Petrochemicals of the Ministry of Energy	2001
Mr. Daniel Gómez Bilbao	Auditor of Industrial Safety and Environmental Protection Born: 1948 Business experience: Associate Managing Director of Evaluation of the Corporate General Comptroller of Petróleos Mexicanos; Deputy Director of Training and Technical Services; Deputy Director of Research and Industrial Transformation; and Deputy Director of Refining and Petrochemicals of the Instituto Mexicano del Petróleo	2001

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to PetróleosMexicanos)	2000
Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Armando Leal Santa Ana	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Refining)	2001
Mr. Rafael Beverido Lomelin	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex Petrochemicals)	2001
Mr. Carlos Hurtado López	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Juan José Súarez Coppel	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2002

Ms. María de Lourdes Dieck Assad	Board Member of Pemex-Gas and Basic Petrochemicals and Coordinator of Advisors of the Secretary of Economy Born: 1954 Business experience: Director of the Ph.D. Administration Program of the Graduate School of Administration and Business Management; Professor in the Economics Department at the Instituto Tecnológico de Estudios Superiores de Monterrey; Professor in the Economics Department at Trinity College; and Consultant for the World Bank	2002
Mr. Marcos Ramírez Silva	Director General Born: 1957 Business experience: Deputy Director of Liquefied Gas and Basic Petrochemicals of Pemex-Gas and Basic Petrochemicals; Deputy Director of Planning and Operative Control of Pemex-Gas and Basic Petrochemicals; and Commercial Director of Petroleum and Petrochemical Products of P.M.I. Comercio Internacional, S.A. de C.V.	1996
Mr. Roberto Ramírez Soberón	Deputy Director of Planning Born: 1950 Business experience: Commercial Associate Managing Director; Associate Managing Director of Control and Measuring; and Associate Managing Director of Trading	1997
Mr. Salvador García-Luna Rodríguez	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1959 Business experience: Commercial Director of Crude Oil; Commercial Associate Managing Director of Petroleum Products; and Deputy Manager of Residuals of PMI Comercio Internacional, S.A. de C.V.	1996
Mr. Luis Felipe Luna Melo	Deputy Director of Natural Gas Born: 1956 Business experience: Commercial Representative in Tokyo and Deputy Manager of Analysis of P.M.I. Comercio Internacional, S.A. de C.V.; and President of P.M.I. Holdings North America, Inc.	1996

Mr. Claudio Trulín Espinosa	Deputy Director of Management and Finance Born: 1945 Business experience: Associate Managing Director of Internal Management and Corporate Support; Advisor to the Major Officer of the Ministry of Public Security; Director of Support Services of the Ministry of Public Security of the Federal District; and Technical Secretary of Industrial Safety and Environmental Protection Auditing of Petróleos Mexicanos	2001
Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Various positions in Petróleos Mexicanos	1996
Mr. Claudio F. Urencio Castro	Deputy Director of Pipelines Born: 1949 Business experience: Director General of Programming and Budget of the Federal District Department; Undertreasurer of Taxation Management of the Federal District Department; Director of Economic Research of Bancomer S.N.C.; and General Director of Economic Analysis of the Ministry of Commerce and Industrial Development	1996
Mr. Andrés Alvarez Kuri	Head of the Internal Control Body Born: 1962 Business experience: General Manager and Partner of Isla Caribe Rent, S.A. de C.V.; Auditing Coordinator of the Internal Comptroller Area of the Instituto Mexicano del Seguro Social; and Control Coordinator and Special Auditing of the Internal Comptroller Area of the Instituto Mexicano del Seguro Social	2001

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2000
Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Armando Leal Santa Ana	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2001
Mr. Marcos Ramírez Silva	Board Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	1996

Mr. Carlos Hurtado López	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Andrés Antonio Moreno y Fernández	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2002
Mr. Juan Antonio García Villa	Board Member of Pemex-Petrochemicals and Undersecretary of Regulation and Services to Industry and Foreign Trade of the Ministry of Economy
Born: 1945
	Business experience: Senator and Representative in the Mexican Congress Other board memberships: Consejo Directivo del Centro Nacional de Metrología; Instituto Nacional de la Propiedad Industrial; Comisión Federal de Electricidad; Comisión Nacional para el Ahorro de Energía; Fondo de Información y Documentación para la Industria; Corporación Mexicana de Investigación en Materiales, S.A. de C.V.; Centro de Investigación en Química Aplicada; Centro de Ingeniería y Desarrollo Industrial en Electroquímica; Telecomunicaciones de México; Entidad Mexicana de Acreditación; Normalización y Certificación de Competencia Laboral; Laboratorios de Biológicos y Reactivos Mexicanos; Petroquímica Cosoleacaque, S.A. de C.V.; Petroquímica Pajaritos, S.A. de C.V.; Petroquímica Cangrejera, S.A. de C.V.; Petroquímica Tula, S.A. de C.V.; Petroquímica Morelos, S.A. de C.V.; Petroquímica Escolín, S.A. de C.V.; Petroquímica Camargo, S.A. de C.V.; and Systems and Electrical Transportation of the Federal District Government	2001
Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General and other positions in Industrias Negromex S.A. de C.V.	2001

Mr. Lorenzo Aldeco Ramírez	Deputy Director of Planning Born: 1955 Business experience: Associate Managing Director of Operations of Servicios de Operaciones de Nitrógeno, S.A. de C.V.; Associate Managing Director of Unit of Industrias Negromex, S.A. de C.V.; and Associate Managing Director of Purchases of Industrias Negromex, S.A. de C.V.	2001
(Vacant)	Deputy Director of Planning
Mr. Mario Hugo González Petrikowsky	Deputy Director of Management and Finance Born: 1937 Business experience: Associate Managing Director of Budgeting; Advisor to the Deputy Direction of Programming and Budgeting; and Deputy Director of Planning of Pemex-Petrochemicals	2001
Mr. Carlos Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Business consultant; Director General of Troy Industrias, S.A. de C.V.; and several positions in Grupo Desc.	2001
Mr. Amadeo Álvarez Corrales	Head of the Internal Control Body Born: 1954 Business experience: Legal Advisor of the Internal Comptroller Office in Pemex-Gas and Basic Petrochemicals; Personal Secretary of the Deputy Director of Distribution; and Personal Secretary of the Deputy Director of Natural Gas	2002

Compensation of Directors and Officers

        For the year ended December 31, 2001, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (95 persons) paid or accrued in that year for services in all capacities was approximately Ps. 225 million. Members of the boards of directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services.

Board Practices

        Neither the members of the boards of directors nor the executive officers are appointed for a specific term. The members of the boards of directors, except for those selected by the Union, and the Directors General of Petróleos Mexicanos and the subsidiary entities serve subject to the discretion of the President of Mexico.

        Petróleos Mexicanos has established an audit committee which cooperates with the Board of Directors of Petróleos Mexicanos and the Office of the Director General in improving the organization, operation, and achievement of financial and budgetary results. The main functions of the Audit Committee are (i) to promote the economy, efficiency, efficacy and effectiveness of PEMEX with regard to operations, modernization, and compliance with government regulations, (ii) to cooperate with the Board of Directors of Petróleos Mexicanos in assimilating, analyzing and summarizing the matters in which the Audit Committee is involved, and (iii) to provide advice to Petróleos Mexicanos and the subsidiary entities. In the performance of its duties, the Audit Committee analyzes, among other data, financial and operative information, performance indicators, reported problems and recommendations presented by the different control areas, and the independent auditors report to the financial statements. The Audit Committee is permanent and meets at least four times a year prior to the meetings of the Board of Directors of Petróleos Mexicanos.

        The audit committee is composed of the following members:

Name and position in audit committee	Position of the members of the audit committee
Mr. Raúl Muñoz Leos, President	Director General of Petróleos Mexicanos
Mr. Francisco Javier Casas Guzmán, Executive Member	Head of the Internal Control Body of Petróleos Mexicanos
Mr. Felipe Ramón y Castañeda, Member	Commissary for Petróleos Mexicanos
Mr. César Chavira Enriquez, Member	Representative of General Comptroller's Office (Follow-Up and Evaluation Unit for Public Performance)
Mr. Juan José Suárez Coppel, Member	Representative of Financial Area of Petróleos Mexicanos
Mr. Julio Camelo Martínez, Member	Representative of Administrative Area of Petróleos Mexicanos
Mr. Juan Arturo Lim Medrano, Member	Representative of the Ministry of Finance (Office of the General Director of Programming and Sectorial Budgeting)
Mr. Francisco Torres Roldán, Member	Representative of the Ministry of Energy (General Director of Financial Operations of the Hydrocarbons Sector)
Mr. José Rafael Robles Díaz	Representative of the Ministry of Energy (Legal Affairs Director)

        In addition, through late 2001, Mancera, S.C., through Mr. Luis Celhay López, and Ruiz Urquiza y Cía, in early 2002, through Mr. Arturo García Bello, attended the Audit Committee meetings and presented reports in connection with the tasks performed.

Employees

        Excluding employees of the PMI Group and including those employed by PEMEX on a temporary basis, at December 31, 2001, Petróleos Mexicanos and the subsidiary entities had 134,852 employees, as compared with 135,091 at December 31, 2000. During 2001, Petróleos Mexicanos and the subsidiary entities employed an average of 13,829 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group for the past five years.

	At December 31,
						2001 % of Total
	1997	1998	1999	2000	2001
Pemex-Refining	44,722	49,908	48,939	47,717	47,710	35.38
Pemex-Exploration and Production	34,467	36,503	43,417	46,215	43,208	32.04
Pemex-Petrochemicals	12,488	13,245	13,900	13,256	14,578	10.81
Pemex-Gas and Basic Petrochemicals	12,507	10,678	10,690	10,595	11,716	8.69
Petróleos Mexicanos	17,036	16,364	15,550	17,038	17,640	13.08

Total	121,220	126,698	132,496	135,091	134,852	100.00

PMI Group	285	289	289	303	324	—

Source: Petróleos Mexicanos

        The Union represents approximately 79% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are our employees and they elect their own leadership from among their ranks. Since the Union's official establishment in 1938, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations. However, SECODAM, the Comptroller General's office, has recently announced an investigation into certain alleged improper diversions of federal monies by Union officials. See "Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations."

        Our relationship with our employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement regulates extensively all aspects of the relationship of Petróleos Mexicanos and the subsidiary entities with their employees. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Wages increased by 8.5% in 2001 and 12% in 2000, in line with the Mexican Government's price and wage accords. Petróleos Mexicanos and the Union renewed the collective bargaining agreement effective August 1, 2001, pursuant to which wages were increased by 8.5%. The renewed contract was set to expire on July 31, 2003. However, recently, following an impasse in negotiations over salaries and a threat of a strike, on September 29, 2002, PEMEX and the Union reached an agreement on a total salary increase of 7.3% (consisting of a 5.5% increase in wages and a 1.8% increase in benefits). PEMEX will pay this increase in wages and benefits to its workers, including retirees in accordance with the collective bargaining agreement, retroactively to August 1, 2002.

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

        On November 5, 1997 the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a new trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the Pemex Labor Fund amounted to Ps. 4,100 million in 2001 and Ps. 3,442 million in 2000.

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

        The Mexican Government also directs many executive decisions at PEMEX. Mexican Government ministers hold a majority of the seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy of Mexico is the Chairman of the Board. The General Comptroller's Office of the Mexican Government (SECODAM) appoints PEMEX's external auditors and the Director General of Petróleos Mexicanos is a member of the President of Mexico's cabinet and the Mexican Government. See also "Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government" and "Item 10—Additional Information—Share Capital."

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

  Mexican Government Audits and Other Investigations

        Following the change in presidential administrations, in 2001, the General Comptroller's Office of the Mexican Government, which we refer to as "SECODAM," conducted an audit of PEMEX's operations in 2000 and previous years. In the audit, SECODAM identified a series of transactions between PEMEX and the Union during 2000 which PEMEX believes involved illicit behavior. We describe the transactions, allegations and related proceedings below.

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

        In addition, the Federal Attorney General has filed charges against certain former officers of PEMEX charging them with exceeding the scope of their corporate powers in executing the several transactions under investigation. On March 20, 2002, Petróleos Mexicanos filed three criminal complaints with the Federal Attorney General requesting prosecution principally of Rogelio Montemayor Seguy (former Director General), Carlos Juaristi Septién (former Corporate Management Director) and Juan José Domene Berlanga (former Chief Financial Officer) for acting illegally, outside the scope of their corporate powers and without the consent of PEMEX's Board of Directors, PEMEX's general counsel or the Mexican Government to illegally divert to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 previously identified by SECODAM in its complaint). Mr. Montemayor resigned from PEMEX effective November 30, 2000 concurrent with President Fox's appointment of Raúl Muñoz Leos as Director General. Messrs. Juaristi and Domene ended their affiliation with PEMEX in February 2001 as a result of the change in administration following the appointment of Mr. Muñoz Leos. If the former officers or any other parties are found guilty, Mexican law requires the court to order restitution to PEMEX for the improperly diverted amounts. To date, PEMEX has not sought restitution from the Union, because the Union has not been identified as a criminal defendant in its own right. PEMEX notes that it plans to pursue any legal action necessary to obtain restitution from whomever is found responsible.

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

        Since learning from SECODAM about the illegal diversion of funds, PEMEX has been cooperating with SECODAM and the Office of the Federal Attorney General to prosecute the responsible persons. In addition, our Director General has promoted a number of initiatives and has enacted certain rules in order to promote a culture of ethics and prevent corruption in PEMEX's daily operations. On July 31, 2002, an ethics code (Código de Ética de los Servidores Públicos de la Administración Pública Federal) was published in the Official Gazette of the Federation containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public officers. Prior to this, President Vicente Fox Quesada's cabinet had committed to follow a code of ethics which embodies the conduct that the people of Mexico expect of their public servants. In addition, all of PEMEX's officers are now required to attend an ethics program, and PEMEX is currently developing a corporate code of ethics that will better define the duties and scope of corporate powers of all of its officers in order to prevent abuses. Separately, SECODAM, through its audit representatives at PEMEX, is analyzing the illegal transactions involving the Union to determine how to better implement federal laws and internal regulations applicable to PEMEX and its officers in order to prevent future abuses. PEMEX expects that these efforts will result in a more effective system of internal controls.

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

Dividends

        In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos' external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos' indebtedness to the Mexican Government increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution "A." As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution "A" after the end of each fiscal year, although Petróleos Mexicanos pays an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 1997, 1998, 1999, 2000 and 2001, Petróleos Mexicanos made advance payments to the Mexican Government in the aggregate of, Ps. 5,804 million, Ps. 3,064 million, Ps. 5,138 million, Ps. 5,564 million and Ps. 2,153 million respectively, towards the minimum guaranteed dividends for those years. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution 'A."'

Item 9. The Offer and Listing

        Trading in the securities issued by Petróleos Mexicanos and the Pemex Project Funding Master Trust takes place primarily on the Luxembourg Stock Exchange.

Item 10. Additional Information

Share Capital

        Petróleos Mexicanos and the subsidiary entities have no shareholders because they are decentralized public entities of the Mexican Government. For a discussion of the structure of the Mexican Government's equity in PEMEX, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution 'A."'

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

  •
  €175,000,000 8.00% Guaranteed Notes due October 2003, issued on October 7, 1999; and

  •
  U.S. $600,000,000 6.50% Guaranteed Notes due February 1, 2005, issued on August 29, 2001.

        On November 10, 1998, Petróleos Mexicanos, The Bank of New York and The Bank of New York (Delaware) entered into a Trust Agreement, which created the Pemex Project Funding Master Trust and designated The Bank of New York as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities and the Pemex Project Funding Master Trust, acting through The Bank of New York, entered into an Assignment and Indemnity Agreement. This agreement provides for the assignment by the subsidiary entities to the Pemex Project Funding Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of the Pemex Project Funding Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and the subsidiary entities to the Pemex Project Funding Master Trust of the amounts necessary to meet the Pemex Project Funding Master Trust's obligations under such financings and the indemnification of the Pemex Project Funding Master Trust by Petróleos Mexicanos and the subsidiary entities.

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

        On July 31, 2000, in connection with the establishment of a U.S. $3,000,000,000 Medium Term Notes, Series A, Program on behalf of the Pemex Project Funding Master Trust, Petróleos Mexicanos and the Pemex Project Funding Master Trust entered into an Indenture Agreement with Deutsche Bank, as Trustee. This agreement provides for the issuance by the Pemex Project Funding Master Trust from time to time of unsecured debt securities. These issuances are unconditionally guaranteed by Petróleos Mexicanos. Pursuant to a Guaranty Agreement, dated July 29, 1996, Petróleos Mexicanos' obligations are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Pursuant to the Indenture Agreement, the Pemex Project Funding Master Trust has issued the following securities:

  •
  €500,000,000 7.75% Notes due 2007, issued on July 31, 2000;

  •
  U.S. $500,000,000 9.125% Notes due 2010, issued on October 4, 2000;

  •
  U.S. $1,000,000,000 8.50% Notes due 2008, issued on February 5, 2001; and

  •
  U.S. $500,000,000 9.125% Notes due 2010, issued on June 7, 2001.

        On November 14, 2001, the Pemex Project Funding Master Trust increased the aggregate principal amount of debt securities issuable under its Medium-Term Notes program to U.S. $6,000,000,000. Following the increase, the Pemex Project Funding Master Trust issued the following securities:

  •
  U.S. $750,000,000 8.00% Notes due 2011, issued on November 26, 2001;

  •
  U.S. $500,000,000 Floating Rate Notes due 2005, issued on January 7, 2002;

  •
  U.S. $1,000,000,000 7.875% Notes due 2009, issued on February 1, 2002; and

  •
  U.S. $500,000,000 8.625% Bonds due 2022, issued on February 1, 2002.

        On November 24, 2000, the Mexican Government, through the Ministry of Finance and Public Credit, as transferor, the Pemex Project Funding Master Trust, as transferee, and Petróleos Mexicanos, as guarantor, entered into a Convenio de Derivación de Fondos (Transfer of Funds Agreement) whereby the Ministry of Finance and Public Credit transferred U.S. $676,161,058 net in cash to the Pemex Project Funding Master Trust which will assume U.S. $698.3 million of the Mexican Government's payment obligations beginning on December 31, 2002.

        As of December 31, 2001 and 2000, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 46,820 million and Ps. 68,972 million, respectively. These contracts are for the development of PIDIREGAS and are therefore subject to standards required in NIF-09 A, which is a Mexican accounting guideline that outlines specific accounting and budgetary treatment applicable to PIDIREGAS. For an explanation of NIF-09 A, see "Item 4—Information on the Company—History and Development—Capital Expenditures and Investment" and Note 2 d) to the Financial Statements.

Exchange Controls

        Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Item 3—Key Information—Exchange Rates" and "Item 3—Key Information—Risk Factors—Considerations related to Mexico."

Taxation

  The 1997 Securities, the 1998 Securities, the 1999 Securities and the 2001 Securities

        Pursuant to a registration statement on Form F-4 (File No. 333-7796), which was declared effective by the U.S. Securities and Exchange Commission, which we refer to as the "Commission," on October 17, 1997, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 8.85% Global Guaranteed Notes due 2007 and up to U.S. $400,000,000 of 9.50% Global Guaranteed Bonds due 2027. These securities are collectively referred to as the 1997 Securities.

        Pursuant to a registration statement on Form F-4 (File No. 333-9310), which was declared effective by the Commission on August 24, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $350,000,000 of 8 3/8% Global Guaranteed Notes due 2005 and up to U.S. $350,000,000 of 9 1/4% Global Guaranteed Bonds due 2018. These securities are collectively referred to as the 1998 Securities.

        Pursuant to a registration statement on Form F-4 (File No. 333-10906), which was declared effective by the Commission on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals, registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 9 3/8% Notes due December 2, 2008, Puttable at Par

on December 2, 2001 (the Puttable Notes). Pursuant to a registration statement on Form F-4 (File No. 333-10706), which was declared effective by the Commission on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $500,000,000 of 9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027. The securities registered in 1999 under these two registration statements are collectively referred to as the 1999 Securities.

        Pursuant to a registration statement on Form F-4 (File No. 333-13812), which was declared effective by the Commission on August 29, 2001, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $1,000,000,000 of 8.50% Notes due 2008 and up to U.S. $1,000,000,000 of 9.125% Notes due 2010. These securities are collectively referred to as the 2001 Securities.

  Taxation Generally

        The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the ownership and disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities and the 2001 Securities (all as defined above), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to invest in, or dispose of, the 1997 Securities, 1998 Securities, the 1999 Securities or the 2001 Securities.

        This summary is based on the federal tax laws of Mexico and the United States in force on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico together with related protocol (the Tax Treaty) (which are subject to change), and does not describe any tax consequences arising under the laws of any state or municipality in Mexico, the United States or any other jurisdiction, or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States.

        Mexico has also entered into, or is negotiating, tax treaties with various countries that may have effects on holders of 1997 Securities, 1998 Securities, 1999 Securities or the 2001 Securities. This summary does not discuss the consequences (if any) of such treaties.

        Each holder or beneficial owner of 1997 Securities, 1998 Securities, 1999 Securities or the 2001 Securities should consult its tax advisor as to the Mexican, United States or other tax consequences of the ownership and disposition of those securities, including the effect of any foreign, state or municipal tax laws, and the consequences of the application of any tax treaty to which Mexico is a party.

  Mexican Taxation

        This summary of certain Mexican federal tax considerations refers only to holders of 1997 Securities, 1998 Securities, 1999 Securities or the 2001 Securities that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business in Mexico through a permanent establishment (we refer to any such non-resident holder as a Foreign Holder). For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not in any calendar year and can demonstrate that he has become a resident of that other country for tax purposes.

        A legal entity is a resident of Mexico if;

  •
  it has been incorporated under the laws of Mexico;

  •
  maintains the principal administration of its business in Mexico; or

  •
  it has established its effective management in Mexico.

        If a person has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican federal tax law.

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

        Payments of interest made by Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals in respect of the 1997 Securities, the 1998 Securities, the 1999 Securities and the 2001 Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund:

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

        Additional Amounts.    Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

  •
  pay Additional Amounts (as defined in the Indenture dated September 18, 1997 between Petróleos Mexicanos and Deutsche Bank (the 1997 Indenture)) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

  •
  pay Additional Amounts (as defined in the Indenture dated August 7, 1998 between Petróleos Mexicanos and Deutsche Bank (the 1998 Indenture)) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

  •
  pay Additional Amounts (as defined in the Indenture dated as of July 31, 1999 between Petróleos Mexicanos and Deutsche Bank) to the holders of the Puttable Notes;

  •
  pay Additional Amounts (as defined in the Indenture dated as of July 15, 1999 between Petróleos Mexicanos and Deutsche Bank) to the holders of the POMESSM in respect of the Mexican withholding taxes described above; and

  •
  pay Additional Amounts (as defined in the Indenture dated as of July 31, 2000 among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2001 Securities in respect of the Mexican withholding taxes mentioned above.

        If Petróleos Mexicanos pays Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of Petróleos Mexicanos.

        Holders or beneficial owners of the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities may be requested to provide certain information or documentation necessary to enable Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals to pay Additional Amounts may be limited.

        Taxation of Dispositions.    Capital gains resulting from the sale or other disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities by a Foreign Holder will not be subject to Mexican income or withholding taxes.

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

        Transfer and Other Taxes.    There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities. A Foreign Holder of the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities will not be liable for Mexican estate, succession, gift, inheritance or similar tax with respect to such securities.

United States Taxation

        This summary of certain U.S. federal income tax considerations deals principally with persons that will hold the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities as capital assets and whose functional currency is the United States dollar. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are assumed to be known to investors. This summary generally does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities electing to mark to market, or persons that hold the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities as a position in a "straddle" for tax purposes or as part of a "synthetic security" or a "conversion transaction" or other integrated investment comprised of such securities and one or more other investments, nor does it address the tax treatment of holders that do not acquire the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities at their issue price as part of the initial distribution. Investors who purchase the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities at a price other than the issue price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. As used in this section "Taxation," the term "United States Holder" means an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income taxation on a net income basis in respect of its investment in the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities.

        Taxation of Interest and Additional Amounts.    A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder's taxable income. Interest and Additional Amounts will constitute income from sources without the United States for U.S. foreign tax credit purposes. Such income generally will constitute "passive income" or, in the case of certain United States Holders, "financial services income" for U.S. foreign tax credit purposes unless the Mexican withholding tax applicable to the United States Holder is imposed at a rate of at least 5%, in which case such income generally will constitute "high withholding tax interest."

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

        Taxation of Dispositions.    Upon the sale, exchange or retirement of a 1997 Security, 1998 Security, 1999 Security or 2001 Security, a United States Holder will generally recognize a gain or loss equal to the difference between the amount realized (less any amounts attributable to accrued and unpaid interest not previously includible in gross income, which will be taxable as ordinary income) and the holder's tax basis in such security. Gain or loss recognized by a United States Holder on the sale, redemption or other disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities generally will be long-term capital gain or loss if, at the time of disposition, the securities have been held for more than one year. Long-term capital gain realized by an individual United States Holder is generally taxed at lower rates than short-term capital gains or ordinary income.

        Non-United States Holders.    Holders of the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities that are, with respect to the United States, non-resident aliens or foreign corporations (Non-United States Holders) will not be subject to U.S. federal income taxes, including withholding taxes, on payments of interest on the securities so long as the requirements described under "Backup Withholding and Information Reporting" are satisfied, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

        The gain realized on any sale or exchange of the 1997 Securities, the 1998 Securities, the 1999 Securities or the 2001 Securities by a Non-United States Holder will not be subject to U.S. federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.

        A 1997 Security, 1998 Security, 1999 Security or 2001 Security held by an individual holder who at the time of death is a nonresident alien will not be subject to United States federal estate tax.

        Backup Withholding and Information Reporting.    The principal paying agent for the 1997 Securities, the 1998 Securities, 1999 Securities or the 2001 Securities will be required to file information returns with the Internal Revenue Service with respect to payments made to certain United States Holders of those securities. In addition, certain United States Holders may be subject to a backup withholding tax in respect of such payments, unless they (i) provide their accurate taxpayer identification numbers to the principal paying agent and certify that they are not subject to backup withholding or (ii) otherwise establish an exemption from the backup withholding tax. Non-United States Holders may be required to comply with applicable certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

DOCUMENTS ON DISPLAY

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the Commission. These materials, including this annual report, and the exhibits thereto, may be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings we make electronically with the Commission will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management and Financial Instruments

        We face significant market risks in foreign exchange, interest rates and hydrocarbon prices as part of our normal business operations. Managing risk exposure is a high priority for our senior management and risk management committee, which is composed of representatives of Petróleos Mexicanos and the subsidiary entities, Banco de México, the Ministry of Finance and Public Credit and PMI. We have developed policies aimed at managing the volatility inherent in these normal business exposures, and, in accordance with these policies, we enter into various transactions using derivative financial and commodity instruments, including conventional exchange-traded derivative instruments such as futures and options, as well as over-the-counter instruments such as swaps, options and forward contracts.

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

Commodity Price Risk

  Crude Oil

        Our exports and domestic sales are related to international hydrocarbon prices, thus exposing us to fluctuations in international markets. We share this risk with the Mexican Government through our current fiscal regime. In order to mitigate this risk, since 1998, the Mexican Government, along with PEMEX, has actively participated with the major international oil producers to improve international oil prices by reducing crude oil exports volumes. See "Item 5—Operating and Financial Review and Prospects—General—Export Agreements."

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

  Petroleum Products

        We balance our overall petroleum product supply and demand through PMI Trading, managing only those exposures associated with our immediate operational program. To this end, we use the full range of conventional oil price-related financial and commodity derivatives available in the oil markets. Our benchmark for petroleum product commercial activities is the prevailing market price. As of December 31, 2001, the value at risk as measured against the above-mentioned benchmark was U.S. $16.2 million.

  Natural Gas

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

  Foreign Currency Exchange Rate Risk

        A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues net of the IEPS Tax from domestic sales of petroleum products and petrochemicals are related to the international dollar-denominated prices of these products. By contrast, most of our costs of sales and other expenses, other than hydrocarbon duties, are payable in pesos and are not linked to the U.S. dollar. As a result, the peso's depreciation against the U.S. dollar increases our income in peso terms. Appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, because most of our investments and debt issuances are made in U.S. dollars and, therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on our revenues is offset by its impact on our obligations.

        Most of our debt is denominated in U.S. dollars, although we borrow in other currencies as well. Also, because we generate significant U.S. dollar revenues, fluctuations in currencies other than the U.S. dollar can increase our costs of funding. Since 1991, Petróleos Mexicanos has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than U.S. dollars. In 2001, Petróleos Mexicanos entered into various cross-currency swaps to hedge currency risk arising from Euro- and Japanese yen-denominated debt obligations issued by the Pemex Project Funding Master Trust. As of December 31, 2001, the aggregate notional amount of the swaps entered into in 2001 was U.S. $884 million, for a total outstanding position on currency swaps at year-end of U.S. $1,952 million. In addition, during 2002, Petróleos Mexicanos has entered into a series of cross-currency swaps for a nominal amount of U.S. $915.1 million.

        We capitalize our debt-related foreign exchange losses on our balance sheet, but only up to the increase in the restated value of our fixed assets in the same period. In 2000, we capitalized our debt-related foreign exchange losses of Ps. 140 million resulting from foreign exchange losses of certain subsidiary entities (the remaining subsidiary entities recorded foreign exchange gains). We do not capitalize debt-related foreign exchange gains nor foreign exchange gains or losses related to our operations, which consist mainly of gains and losses on receivables for export sales and payables to foreign suppliers; we record these gains or losses in results of operations. As we had net debt-related foreign exchange gains in 1999, 2000 and 2001, we recorded total net foreign exchange gains from operations and debt of Ps. 2,950 million in 1999, Ps. 877 million in 2000 and Ps. 3,892 million in 2001.

  Interest Rate Risk

        We are exposed to interest rate risk on short and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve the required mix of fixed and floating rate exposure in our debt portfolio. As of December 31, 2001, the proportion of floating rate debt was approximately 40% of total net debt outstanding.

        Interest-rate swaps.    Under interest-rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on either the floating three-month or six-month LIBOR. As of December 31, 2001 Petróleos Mexicanos was a party to interest-rate swap agreements totaling an aggregate notional amount of U.S. $100 million, with an average fixed interest rate of approximately 7.33% and a weighted average term of approximately 2.59 years. During 2002, we have entered into interest-rate swap agreements totaling an aggregate notional amount of U.S. $331 million.

        Interest-rate caps.    In 1994, our hedging committee eliminated some of the protection provided by our interest-rate swaps by selling interest-rate caps. During 2001, all of Petróleos Mexicanos' outstanding caps in a total notional amount of U.S. $100 million expired. Petróleos Mexicanos did not enter into any new interest-rate-cap transactions during this period.

        The market value of Petróleos Mexicanos' aggregate foreign exchange and interest rate derivatives position was negative Ps. 2,357.7 million as of December 31, 2000 and negative Ps. 3,366.3 million as of December 31, 2001.

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

        When derivative results are favorable to Petróleos Mexicanos, it faces the risk that counterparties will not pay their obligations. To minimize this risk, Petróleos Mexicanos monitors counterparties' creditworthiness and exposure to derivative instruments. Petróleos Mexicanos also deals exclusively with major financial institutions and maintains a diversified portfolio.

  Equity Swap

        Petróleos Mexicanos currently holds three equity swaps with respect to shares of Repsol. In 1994, Petróleos Mexicanos entered into an equity swap, which was restructured in March 2000, resulting in a swap with respect to 26,427,781 Repsol shares divided in three tranches, having one-, two- and three-year maturities. Upon the maturity of the one-year tranche of the restructured swap in 2001, Petróleos Mexicanos entered into a new swap for another three months, commencing in April 2001. Since then, this swap has been renewed periodically. Upon the maturity of the two-year tranche of the restructured swap in April 2002, Petróleos Mexicanos entered into a new swap for three months.

        In addition, in January 2000, Petróleos Mexicanos entered into a second equity swap with respect to 13,679,704 Repsol shares maturing in three years. As of December 31, 2001 the market value of the Repsol shares was U.S. $14.57 per share.

Instruments Entered Into For Trading Purposes

        As part of our client-based approach, we offer natural gas derivatives to our clients. As mentioned above, our benchmark is the market price; therefore, we enter into derivative transactions with the opposite position in order to offset the effect of the derivatives offered to our clients. Neither Bulletin C-2 nor SFAS No.133 allow entering into a derivatives position in order to hedge a position created by another derivative; as a result, these two operations are considered to be entered into for trading purposes. However, given that they have offsetting effects, we are only exposed to basis risk arising from the difference between the index offered to clients and the index related to the offsetting position.

        The following tables set forth our portfolio of debt and derivative financial instruments that are sensitive to changes in interest rates as of December 31, 2001. It should be noted that:

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

  •
  where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

  •
  for all instruments, the table shows the contract terms in order to determine future cash flows categorized by expected maturity dates;

  •
  the information is presented in equivalents of the peso, which is our reporting currency; and

  •
  each instrument's actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2001(1)

	Year of Expected Maturity Date
	2002	2003	2004	2005	2006	Thereafter	Total Carrying Value	Fair Value
	(in thousands of pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	3,392,847	586,695	513,653	9,129,794	5,034,477	50,867,542	69,525,007	(74,103,363)
Average Interest Rate (%)	8.65	8.67	8.68	8.68	8.92	8.86	8.83	—
Fixed rate (Japanese yen)	1,263,124	1,289,625	1,289,625	1,289,625	1,289,625	5,710,858	12,132,480	(13,165,903)
Average Interest Rate (%)	2.56	2.56	2.57	2.57	2.58	2.59	2.58	—
Fixed rate (British pounds)	—	1,036,257	—	—	621,243	—	1,657,500	(1,851,275)
Average Interest Rate (%)	10.77	10.77	14.92	14.92	14.92	—	12.32	—
Fixed rate (Euro)	6,110	1,710,724	428	428	428	6,888,266	8,606,385	(8,737,663)
Average Interest Rate (%)	8.47	8.47	8.59	8.59	8.59	8.59	8.57	—
Total fixed rate debt	4,662,080	4,623,300	1,803,705	10,419,847	6,945,773	63,466,667	91,921,372	(97,858,205)
Variable rate (U.S. dollars)	28,980,413	9,931,314	11,111,008	5,369,464	2,649,709	4,449,589	62,491,497	(63,052,360)
Variable rate (Swiss francs)	1,084	1,177	1,257	628	628	38,082	42,857	(43,709)
Variable rate (Euro)	6,482	20,839	1,938,802	9,334	7,840	381,032	2,364,328	(2,527,727)
Total variable rate debt	28,987,979	9,953,330	13,051,068	5,379,426	2,658,177	4,868,702	64,898,682	(65,623,797)
Total Debt	33,650,059	14,576,630	14,854,773	15,799,273	9,603,950	68,335,369	156,820,054	(163,482,002)

Note: Numbers may not total due to rounding.

(1)
The information in this table has been calculated using an exchange rate of Ps. 9.1423 = U.S. $1.00.

Source: Petróleos Mexicanos

Quantitative Disclosure of Market Risk (Interest Rate Risk) as of December 31, 2001(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date
	2002	2003	2004	2005	2006	Thereafter	Total Notional Amount	Fair Value
	(in thousands of pesos)
Interest Rate Derivatives
Hedging Instruments
Cross-Currency Swaps	—	2,848,512	1,917,199	—	—	13,084,337	17,850,048	(3,281,486)
Euro to U.S. dollars	—	1,710,296	—	—	—	6,801,320	8,511,616	(1,533,064)
Italian lire to U.S. dollars	—	—	1,917,199	—	—	1,859,942	3,777,141	(1,281,899)
Japanese Yen to U.S. dollars	—	—	—	—	—	4,423,074	4,423,074	(292,435)
British pounds to U.S. dollars	—	1,138,216	—	—	—	—	1,138,216	(174,089)
Non-Hedging Instruments
Interest Rate Swaps (U.S. Dollars)
Variable to fixed	—	—	914,230	—	—	—	914,230	(84,848)
Average pay rate (%)	7.33	7.33	7.33	—	—	—	7.33	—
Average receive rate (%)	2.29	4.23	5.60	—	—	—	4.04	—
Total	—	—	—	—	—	—	—	(3,366,334)

Note: Numbers may not total due to rounding.

(1)
The information in this table has been calculated using exchange rate of Ps. 9.1423 = U.S. $1.00.

Quantitative Disclosure of Market Risk (Equity Swap) as of December 31, 2001(1)

	Year of Expected Maturity Date
	2002	2003	2004	2005	2006	Thereafter	Total Notional Amount	Fair Value
	(in thousands of pesos)
Equity Swap	2,848,857	4,087,257	—	—	—	—	6,936,114	(1,701,683)

Note: Numbers may not total due to rounding.

(1)
The information in this table has been calculated using exchange rate of Ps. 9.1423 = U.S. $1.00.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15. Controls and Procedures

        Because this Form 20-F is being filed for the fiscal year ended December 31, 2001, the disclosure requirements of Item 15(a) of Form 20-F are not applicable.

        There have been no changes in internal controls of PEMEX which would require disclosure under Item 15(b) of Form 20-F.

Item 16. [Reserved]

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        Please refer to Item 19(a) for a list of all Financial Statements filed as a part of this Form 20-F.

Item 19. Exhibits.

(a) List of Financial Statements:

Page
Report of PricewaterhouseCoopers, S.C., Independent Accountants	F-2
Report of Mancera, S.C. (A Member Practice of Ernst & Young Global), Independent Auditors	F-3
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-4
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999	F-5
Consolidated Statements of Changes in Equity for the years ended December 31, 2001, 2000 and 1999	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2001, 2000 and 1999	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-87
Notes to the Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-92
Appendix: Reports of Other Independent Accountants	F/A-1
Report of PricewaterhouseCoopers on Integrated Trade Systems, Inc.	F/A-2
Report of PricewaterhouseCoopers on P.M.I. Trading Limited Mexican Branch	F/A-3
Report of PricewaterhouseCoopers on P.M.I. Holdings North America, Inc.	F/A-4
Report of PricewaterhouseCoopers on P.M.I. Holdings N.V.	F/A-5
Report of PricewaterhouseCoopers on P.M.I. Holdings B.V.	F/A-7
Report of PricewaterhouseCoopers on P.M.I. Norteamérica, S.A. de C.V.	F/A-9
Report of PricewaterhouseCoopers on P.M.I. Marine Limited Mexican Branch	F/A-10
Report of PricewaterhouseCoopers on P.M.I. Services B.V.	F/A-11
Report of PricewaterhouseCoopers on P.M.I. Services North America, Inc.	F/A-13
Report of PricewaterhouseCoopers on Kot Insurance Company, Ltd.	F/A-14

(b)  List of Exhibits

1.1	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 1, 1994 (previously filed as Exhibit 3.1 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.2	Reglamento de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Regulations to the Organic Law of Petróleos Mexicanos and Subsidiary Entities), together with an English translation (previously filed as Exhibit 3.2 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.3	Reglamento de Gas Natural (Natural Gas Regulation), effective November 9, 1995 together with an English translation (previously filed as Exhibit 1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 1996 and incorporated by reference herein).
1.4	Decreto por el que se Reforma la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Decree that Amends the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), effective November 14, 1996 (previously filed as Exhibit 1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1997 and incorporated by reference herein).
1.5	Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos and Subsidiary Entities), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
1.6	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation) (previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).
2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
2.2	Indenture, dated August 7, 1998, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).
2.3	Indenture, dated July 15, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-10706) on August 23, 1999 and incorporated by reference herein).
2.4	Indenture, dated July 31, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-10706) on September 29, 1999 and incorporated by reference herein).

2.5	Indenture, dated as of July 31, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and Bankers Trust (previously filed as Exhibit 2.5 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
2.6	Fiscal Agency Agreement between Petróleos Mexicanos and Bankers Trust, dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).
2.7	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.8	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex Project Funding Master Trust, and The Bank of New York (previously filed as Exhibit 3.2 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.9	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
4.1	Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, together with a summary in English (previously filed as Exhibit 10.1 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
4.2	Amendment to the Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, dated December 18, 1997, together with an English translation (previously filed as Exhibit 10.1 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on July 20, 1998 and incorporated by reference herein).
4.3	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
4.4	Transfer of Funds Agreement, dated as of November 24, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and the Federal Government (English translation) (previously filed as Exhibit 4.4 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).
8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see "Consolidated Structure of PEMEX" on page 3.

INDEX TO FINANCIAL STATEMENTS

Page
Report of PricewaterhouseCoopers, S.C., Independent Accountants	F-2
Report of Mancera, S.C. (A Member Practice of Ernst & Young Global), Independent Auditors	F-3
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-4
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999	F-5
Consolidated Statements of Changes in Equity for the years ended December 31, 2001, 2000 and 1999	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2001, 2000 and 1999	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-87
Notes to Unaudited Supplemental Consolidated Information Prepared on a Price-Level Adjusted Basis	F-92
Appendix—Reports of Other Independent Accountants	F/A-1
Report of PricewaterhouseCoopers on Integrated Trade Systems, Inc.	F/A-2
Report of PricewaterhouseCoopers on P.M.I. Trading Limited Mexican Branch	F/A-3
Report of PricewaterhouseCoopers on P.M.I. Holdings North America, Inc.	F/A-4
Report of PricewaterhouseCoopers on P.M.I. Holdings N.V.	F/A-5
Report of PricewaterhouseCoopers on P.M.I. Holdings B.V.	F/A-7
Report of PricewaterhouseCoopers on P.M.I. Norteamérica, S.A. de C.V.	F/A-9
Report of PricewaterhouseCoopers on P.M.I. Marine Limited Mexican Branch	F/A-10
Report of PricewaterhouseCoopers on P.M.I. Services B.V.	F/A-11
Report of PricewaterhouseCoopers on P.M.I. Services North America, Inc.	F/A-13
Report of PricewaterhouseCoopers on Kot Insurance Company, Ltd.	F/A-14

REPORT OF THE INDEPENDENT ACCOUNTANTS

Mexico City, Mexico November 27, 2002

To the General Comptroller's Office
and the Board of Directors of
Petróleos Mexicanos:

        We have audited the accompanying consolidated balance sheet of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively "PEMEX") as of December 31, 2001, and the related consolidated statements of operations, changes in equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PEMEX as of December 31, 2000 and for the two years then ended, were audited by other independent accountants whose report dated November 27, 2002, expressed an unqualified opinion on those statements.

        We conducted our audit in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures made in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As discussed in Note 2 o) to the consolidated financial statements, effective January 1, 2001, PEMEX adopted the guidelines of the Bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants. As a result, a cumulative effect charge totalling Ps. 1,331,247 was recognized in earnings.

        The effects of inflation are recognized in conformity with Financial Reporting Standard ("NIF") 06 BIS "A" Section A (see Note 2 b) to the accompanying consolidated financial statements), which affect only the equity caption titled "Revaluation surplus". The difference between this standard and accounting principles generally accepted in Mexico, Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", is disclosed in Note 15 to the consolidated financial statements.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX as of December 31, 2001, and the consolidated results of their operations, changes in equity and changes in financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico and as to the recognition of inflation, in accordance with NIF 06 BIS "A" Section A (see Notes 2 b) and 15 to the consolidated financial statements).

        Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net loss expressed in Mexican Pesos for the year ended December 31, 2001 and the determination of consolidated deficit and consolidated financial position also expressed in Mexican Pesos at December 31, 2001 to the extent summarized in Note 19 to the consolidated financial statements.

PricewaterhouseCoopers, S.C.

/s/ FRANCISCO J. HERNÁNDEZ F. Francisco J. Hernández F.

REPORT OF THE INDEPENDENT AUDITORS

To the General Comptroller Office
and the Board of Directors of
Petróleos Mexicanos

        We have audited the accompanying consolidated balance sheet of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2000, and the related consolidated statements of operations, changes in equity and changes in financial position for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Management of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain Subsidiary Companies, whose statements reflect total assets constituting 1% in 2000 and total revenues constituting 8% in 2000 and 1999, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us and are included herein, and our opinion, insofar as it relates to data included for those Subsidiary Companies, is based solely on the reports of the other auditors.

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

        The effects of inflation are recognized in conformity with Financial Reporting Standard (NIF) 06 BIS "A" Section A (see Note 2 b) to the accompanying consolidated financial statements), which affect only the equity caption titled, "Revaluation surplus". The difference between this standard and accounting principles generally accepted in Mexico, Bulletin B-10, is disclosed in Note 15 to the consolidated financial statements.

        In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2000, and the consolidated results of their operations, changes in equity and changes in financial position for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico and as to the recognition of inflation, in accordance with NIF 06 BIS "A" section A (see Notes 2 b) and 15 to the consolidated financial statements), which differ in certain respects from those followed in the United States (see Note 19 to the consolidated financial statements).

Mancera, S.C. A Member Practice of Ernst & Young Global
/s/ J. ALFONSO CAMPAÑA R. J. Alfonso Campaña R.

Mexico City, Mexico
November 27, 2002

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)
(Notes 1, 2 and 14)

	2001		2001		2000
ASSETS:
Current assets:
Cash and cash equivalents	US$	1,579,675	Ps.	14,441,864	Ps.	27,826,846
Accounts, notes receivable and other, net (Note 3)		4,907,893		44,869,427		56,701,566
Inventories, net (Note 4)		1,883,849		17,222,714		24,864,138

Total current assets		8,371,417		76,534,005		109,392,550
Properties and equipment, net (Note 5)		44,508,851		406,913,266		388,224,576
Intangible asset derived from the actuarial computation of labor obligations and other assets (Notes 6 and 11)		8,032,549		73,435,977		65,850,397

Total assets	US$	60,912,817	Ps.	556,883,248	Ps.	563,467,523

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 9)	US$	3,964,659	Ps.	36,246,106	Ps.	40,457,071
Current portion of notes payable to contractors (Note 8)		137,427		1,256,395		1,245,707
Suppliers		2,570,903		23,503,971		22,651,745
Accounts payable and accrued expenses		921,713		8,426,580		6,102,552
Taxes payable		275,135		2,515,370		25,308,881

Total current liabilities		7,869,837		71,948,422		95,765,956

Long-term debt (Note 9)		13,472,539		123,169,995		104,370,025
Notes payable to contractors (Note 8)		1,492,444		13,644,370		16,152,769
Sale of future accounts receivable (Note 7)		4,887,786		44,685,602		51,976,573
Reserve for sundry creditors and others		824,423		7,537,122		6,094,832
Reserve for retirement payments, pensions and seniority premiums (Note 11)		18,926,474		173,031,504		138,501,996

Total long-term liabilities		39,603,666		362,068,593		317,096,195

Total liabilities		47,473,503		434,017,015		412,862,151

Commitments and contingencies (Note 16)
EQUITY:
Certificates of Contribution "A"		1,118,150		10,222,463		10,222,463
Specific oil-field exploration and depletion reserve		1,780,601		16,278,784		12,691,475
Revaluation surplus		19,889,715		181,837,738		174,054,170
Accumulated losses:
From prior years		(5,620,267)		(51,382,165)		(26,652,344)
Net loss for the year		(3,728,885)		(34,090,587)		(19,710,392)

		(9,349,152)		(85,472,752)		(46,362,736)

Total equity		13,439,314		122,866,233		150,605,372

Total liabilities and equity	US$	60,912,817	Ps.	556,883,248	Ps.	563,467,523

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

(In thousands of pesos and thousands of U.S. dollars)
(Notes 1 and 2)

	2001		2001		2000		1999
Net sales:
Domestic	US$	33,235,963	Ps.	303,853,144	Ps.	292,880,287	Ps.	226,137,090
Export		15,474,992		141,477,018		175,387,308		108,676,689

		48,710,955		445,330,162		468,267,595		334,813,779
Foreign exchange gain, net		425,681		3,891,701		876,736		2,949,615
Other revenues		892,926		8,163,397		9,543,799		7,215,362

Total revenues		50,029,562		457,385,260		478,688,130		344,978,756

Costs and operating expenses:
Cost of sales		18,082,378		165,314,521		153,059,837		113,512,525
Transportation and distribution expenses		1,486,331		13,588,482		12,609,161		10,867,571
Administrative expenses		3,065,458		28,025,338		26,972,703		21,076,266
Interest, net		1,433,339		13,104,015		6,652,005		7,155,959
Other expenses		727,380		6,649,928		5,337,243		4,696,975

Total costs and operating expenses		24,794,886		226,682,284		204,630,949		157,309,296

Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new financial instruments standard		25,234,676		230,702,976		274,057,181		187,669,460

Hydrocarbon extraction duties and other		18,404,951		168,263,587		224,211,053		120,476,988
Special tax on production and services (IEPS Tax)		10,412,996		95,198,729		69,556,520		88,349,243

		28,817,947		263,462,316		293,767,573		208,826,231

Cumulative effect of adoption of new financial instruments standard (Note 10)		(145,614)		(1,331,247)		—		—

Net loss for the year	US$	(3,728,885)	Ps.	(34,090,587)	Ps.	(19,710,392)	Ps.	(21,156,771)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

(In thousands of pesos and thousands of U.S. dollars)
(Notes 1 and 2)

			Specific oil-field exploration and depletion reserve
							Accumulated losses
	Certificates Of Contribution "A"
					Revaluation surplus		From prior years		Net loss from Current year		Total
Balances at December 31, 1998	Ps.	10,222,463	Ps.	8,394,132	Ps.	145,704,773	Ps.	14,404,562	Ps.	(11,587,990)	Ps.	167,137,940
Transfer to prior years' retained earnings		—		—		—		(11,587,990)		11,587,990		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 3, 1999		—		—		—		(3,063,747)		—		(3,063,747)
Dividends paid to the Mexican Government approved by the Board of Directors on August 3, 1999		—		—		—		(779,517)		—		(779,517)
Comprehensive loss for the year (Note 12)		—		2,055,350		16,306,888		968,774		(21,156,771)		(1,825,759)

Balances at December 31, 1999		10,222,463		10,449,482		162,011,661		(57,918)		(21,156,771)		161,468,917
Transfer to prior years' accumulated losses		—		—		—		(21,156,771)		21,156,771		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 9, 2000		—		—		—		(5,137,889)		—		(5,137,889)
Dividends paid to the Mexican Government approved by the Board of Directors on May 9, 2000		—		—		—		(231,074)		—		(231,074)
Comprehensive loss for the year (Note 12)		—		2,241,993		12,042,509		(68,692)		(19,710,392)		(5,494,582)

Balances at December 31, 2000		10,222,463		12,691,475		174,054,170		(26,652,344)		(19,710,392)		150,605,372
Transfer to prior years' accumulated losses		—		—		—		(19,710,392)		19,710,392		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 7, 2001		—		—		—		(5,563,799)		—		(5,563,799)
Comprehensive loss for the year (Note 12)		—		3,587,309		7,783,568		544,370		(34,090,587)		(22,175,340)

Balances at December 31, 2001	Ps.	10,222,463	Ps.	16,278,784	Ps.	181,837,738	Ps.	(51,382,165)	Ps.	(34,090,587)	Ps.	122,866,233

	US$	1,118,150	US$	1,780,601	US$	19,889,715	US$	(5,620,267)	US$	(3,728,885)	US$	13,439,314

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

(In thousands of pesos and thousands of U.S. dollars)
(Notes 1 and 2)

	2001		2001		2000		1999
Funds provided by (used in):
Operating activities:
Net loss for the year	US$	(3,728,885)	Ps.	(34,090,587)	Ps.	(19,710,392)	Ps.	(21,156,771)
Charges to operations not requiring the use of funds:
Depreciation and amortization		3,112,277		28,453,367		26,060,936		23,941,026
Reserve for retirement payments, pensions and indemnities		3,702,478		33,849,168		29,901,504		25,022,850
Specific oil-field exploration and depletion reserve		895,277		8,184,890		8,048,328		7,857,274
Reserve for sundry creditors and others		5,690		52,024		719,397		1,283,821

		3,986,837		36,448,862		45,019,773		36,948,200
Variances in:
Accounts, notes receivable and other		1,294,219		11,832,139		(9,417,731)		(18,710,747)
Inventories		835,832		7,641,424		(8,645,509)		(4,041,064)
Intangible asset derived from the actuarial computation of labor obligations and other assets		(829,723)		(7,585,580)		(9,389,482)		(5,537,829)
Suppliers		93,218		852,226		5,900,009		4,347,084
Accounts payable and accrued expenses		254,205		2,324,028		694,744		(338,026)
Taxes payable		(2,493,192)		(22,793,511)		643,493		19,464,218
Reserve for sundry creditors and others		152,070		1,390,266		563,594		239,037
Reserve for retirement payments, pensions and indemnities		74,417		680,340		4,925,662		(8,788,284)
Exploration and well-drilling expenses charged to the specific oil-field exploration and depletion reserve		(502,891)		(4,597,581)		(5,806,335)		(5,801,924)

Funds provided by operating activities		2,864,992		26,192,613		24,488,218		17,780,665

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government		(608,578)		(5,563,799)		(5,137,889)		(3,063,747)
Other equity movements		59,544		544,370		(68,692)		968,774
Dividends paid to the Mexican Government		—		—		(231,074)		(779,517)
Notes payable to contractors		(273,204)		(2,497,711)		15,599,161		1,799,315
Debt		1,595,770		14,589,005		24,503,534		1,493,911
Sale of future accounts receivable		(797,499)		(7,290,971)		8,675,835		26,702,250

Funds (used in) provided by financing activities		(23,967)		(219,106)		43,340,875		27,120,986

Investing activities:
Increase in fixed assets, net		(4,305,097)		(39,358,489)		(63,989,070)		(35,546,131)

Funds used in investing activities		(4,305,097)		(39,358,489)		(63,989,070)		(35,546,131)

Net increase (decrease) in cash and cash equivalents		(1,464,072)		(13,384,982)		3,840,023		9,355,520
Cash and cash equivalents at beginning of the year		3,043,747		27,826,846		23,986,823		14,631,303

Cash and cash equivalents at end of the year	US$	1,579,675	Ps.	14,441,864	Ps.	27,826,846	Ps.	23,986,823

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

1.    Structure and business activities of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

        Following the nationalization of the foreign-owned oil companies then operating in the United Mexican States ("Mexico"), Petróleos Mexicanos was established by a decree of the Mexican Congress dated June 7, 1938 and effective July 20, 1938. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together they comprise the Mexican state oil and gas company.

        The activities of Petróleos Mexicanos and Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the "Regulatory Law") effective November 30, 1958, as amended effective May 12, 1995 and November 14, 1996, and the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the "Organic Law"), effective July 17, 1992. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico's petroleum industry. For purposes of these financial statements, capitalized words carry the meaning attributed to them herein or the meaning as defined in the Political Constitution of the United Mexican States or the Organic Law.

        The Organic Law establishes a structure that consists of decentralized legal entities of a technical, industrial and commercial nature, with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

    Pemex-Exploración y Producción (Pemex-Exploration and Production);
     Pemex-Refinación (Pemex-Refining);
     Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals); and
     Pemex-Petroquímica (Pemex-Petrochemicals).

        The strategic activities entrusted to Petróleos Mexicanos and Subsidiary Entities by the Organic Law can be performed only by Petróleos Mexicanos and Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain duties.

        The principal objectives of the Subsidiary Entities are as follows:

  I.
  Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;
  II.
  Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;
  III.
  Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

  IV.
  Pemex-Petrochemicals engages in industrial petrochemical processing, and stores, distributes and markets Secondary Petrochemicals.

        At their formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities, which assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related liabilities. There was no change in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

        The principal distinction between Subsidiary Entities and Subsidiary Companies (as defined below) is that Subsidiary Entities are decentralized public entities created by Article 3 of the Organic Law, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated and are managed as other private corporations subject to the general corporations law, in their respective jurisdictions.

        As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has greater than a 50% ownership investment, and (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware business trust controlled by Petróleos Mexicanos. "Non-consolidated subsidiary companies", as used herein, are defined as those companies which are (a) not Subsidiary Entities or Subsidiary Companies and (b) in which Petróleos Mexicanos has less than a 50% ownership interest. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX".

2.    Significant accounting policies

        The principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements are summarized below:

a)    Accounting basis for the preparation of financial information

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA") and as to the recognition of inflation, in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section A as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SECODAM").

b)    Effects of inflation on the financial information

        Effects of inflation on the financial information are computed and recorded in accordance with the guidelines established in NIF-06 BIS "A" Section A.

        In accordance with NIF-06 BIS "A" Section A, fixed assets (property and equipment), together with accumulated depreciation and amortization, are restated for balance sheet presentation at net replacement cost. Obsolete and abandoned assets, as well as assets under construction and assets held for disposal, are not restated.

        The main differences between Mexican GAAP Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10"), and NIF-06 BIS "A" Section A are described below. A summary of the significant differences between those two standards is presented in Note 15.

        (i)    The restatement of the non-monetary assets referred to in NIF-06 BIS "A" Section A must be completed in accordance with the rules established therein, and restatements should be made by applying the constant-peso-value method based on the National Consumer Price Index ("NCPI"). In specific circumstances, when there is justification, a company may elect to use the specific-cost method or the specific-index method, these methods being based upon technical studies. Effective

January 1, 1997, the use of independent appraisals was disallowed under Mexican GAAP, which only allows for the restatement of fixed assets utilizing the NCPI or, in the case of assets of foreign origin, applying the inflation of the country of origin to the foreign currency amount of the assets prior to translation to pesos at the period end exchange rate. Under NIF-06 BIS "A" Section A, PEMEX has elected to use a hybrid of the constant-peso-value-method with NCPI and specific index method as determined by independent appraisers.

        (ii)  NIF-06 BIS "A" Section A does not consider the concept of fair value as referred to in Mexican GAAP. Therefore, the balance sheet reflects restated fixed assets without consideration of fair value.

        (iii)  In accordance with the rules of NIF-06 BIS "A" Section A, the difference between the historical cost of assets, including interest and exchange rate fluctuations, and the restated amounts that are generated from the restatement of fixed assets, as determined above, and investments, are recorded in the equity account "Revaluation surplus."

        (iv)  NIF-06 BIS "A" Section A allows capitalization of the exchange rate fluctuations and the interest derived from identifiable liabilities associated with fixed assets. Bulletin B-10 only allows capitalization of interest that can be identified with specific fixed assets in the construction or installation phase.

        (v)  NIF-06 BIS "A" Section A requires that the effects of inflation in the financial statements reflect exclusively the restatement of non-monetary assets. However, in accordance with Bulletin B-10, as amended, it is necessary that the effects of inflation in the individual equity accounts be recognized, also quantified and recorded in equity. In addition, the monetary position result of each period is also reflected in earnings. Additionally, Bulletin B-10, as amended, requires that all items presented in the financial statements be expressed in constant pesos with purchasing power at the latest balance sheet date. NIF-06 BIS "A" Section A does not require this remeasurement.

c)    Consolidation

        The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany transactions have been eliminated in the consolidation.

        The Subsidiary Companies that are consolidated are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"); P.M.I. Trading Ltd.; P.M.I. Holdings North America, Inc.; P.M.I. Holdings N.V.; P.M.I. Holdings B.V.; P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Co. Ltd.; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc.; Mex Gas International, Ltd.; and the Master Trust.

        Certain investments in Subsidiary Companies and other non-consolidated subsidiary companies, due to their immateriality in relation to PEMEX's total assets and revenue, are accounted for under the cost method.

d)    Long-term productive infrastructure projects (PIDIREGAS)

        The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are recorded in accordance with NIF-09-A applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration). In addition to outlining specific accounting treatment, NIF-09-A also identifies specific budgetary and legal requirements governing PIDIREGAS.

        During 1997, PEMEX began investing in certain capital expenditure projects that were financed with long-term debt obligations. Such investment expenses and related liabilities will be recognized in the accounting records in future years under NIF-09-A, which provides for only liabilities having maturities expiring in less than two years to be recorded to the accounting records for statutory purposes. For the purposes of these financial statements and in accordance with Mexican GAAP consolidation principles, all the accounts related to PIDIREGAS were incorporated into the consolidated financial statements at December 31, 2001 and 2000, i.e., all effects of NIF-09-A are excluded.

        On December 31, 1998, PEMEX transferred all assets and liabilities related to these PIDIREGAS, in an amount of Ps. 12,104,010, to the Master Trust. The main objective of the Master Trust is to administer financial resources related to PIDIREGAS, such financial resources having been designated by PEMEX for that purpose. The Master Trust has been consolidated in the financial statements since 1998 in accordance with the consolidation principles detailed in Mexican GAAP Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks."

e)    Exploration and drilling costs

        The successful efforts method of accounting is followed. Exploration and drilling costs are charged to the specific oil-field exploration and depletion reserve, as described below. Accumulated drilling costs corresponding to successful oil wells are capitalized out of this reserve.

f)    Specific oil-field exploration and depletion reserve

        The specific oil-field exploration and depletion reserve is established to cover current and future exploration and drilling costs. As oil and gas is extracted from existing wells, the equity reserve is increased based upon a calculated exploration and drilling cost per barrel, with a corresponding amount being charged to cost of sales. Exploration and drilling costs are charged against this reserve as incurred. Accumulated drilling costs related to successful wells are capitalized as fixed assets and a corresponding amount is added back to re-establish the reserve. PEMEX determines the budgeted exploration and drilling cost per barrel based upon engineering studies. During 2001, PEMEX maintained the cost per barrel of 5.48 pesos, an amount equal to that charged for the years ended December 31, 2000 and 1999.

g)    Inventory valuation

        Inventories are valued as follows:

  I.
  Crude oil and derivatives thereof for export: At net realizable value, determined on the basis of average export prices at December 31, 2001 and 2000, less a provision for distribution expenses and shrinkage.
  II.
  Crude oil and derivatives there of for domestic sales: At cost, as calculated based on net realizable international market prices.
  III.
  Materials, spare parts and supplies: At the last purchase price.
  IV.
  Materials in transit: At acquisition cost.

h)    Properties

        PEMEX's assets are initially recorded at acquisition or construction cost. Exchange losses arising from the impact of exchange rate fluctuations on the associated foreign currency denominated debt and interest costs are capitalized as part of the asset cost. In accordance with NIF-06 BIS "A" Section A (see Note 2 b)), the book values of these accounts are restated annually. Projects in progress are not restated.

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

        Related gains or losses from the sale or disposal of fixed assets are recognized in income. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent crude oil barrels extracted from each specific field as compared to the field's total proven and probable reserves.

        The Reglamento de Trabajos Petroleros ("Petroleum Works Law") provides that once a well turns out to be dry, invaded with salt water or abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and adequate manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purposes of replacing them with new installations or for permanent retirement.

        Estimated dismantlement and abandonment costs are taken into account in determining amortization and depreciation rates. PEMEX recognizes the costs related to currently producing and temporarily closed wells based on the UOP method. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost has been recognized at the end of each period. All estimates are based on the life of the field, and take into consideration current cost estimates on an undiscounted basis. No salvage value is considered when determining such rates because salvage values have traditionally been zero. The estimated dismantlement and abandonment costs are reflected within accumulated depreciation and amortization.

i)    Foreign currency balances and transactions

        Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into and the related asset or liability is recorded. Assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by the SHCP. As described in Note 2h), in accordance with NIF-06 BIS "A" Section A, exchange losses arising from the impact of currency fluctuations on the value of the foreign currency denominated debt and related interest costs are capitalized as part of the cost of fixed assets. During fiscal years 2001 and 1999, no exchange losses related to these assets were capitalized, as PEMEX recorded exchange gains on its foreign currency denominated debt; during fiscal year 2000, exchange losses of Ps. 139,692 were capitalized as part of fixed asset costs. Foreign exchange losses, which are not capitalized, and all foreign exchange gains, are charged and credited, respectively, to income. This resulted in net exchange gains credited to income of Ps. 3,891,701, Ps. 876,736, and Ps. 2,949,615 in 2001, 2000 and 1999, respectively.

j)    Retirement benefits and seniority premiums

        PEMEX has established a pension plan for retirement and seniority premiums to be paid to its employees. The liability is computed by an independent actuary, based upon the projected unit-credit method. PEMEX has recorded the results of the actuarial valuation in accordance with Mexican GAAP Bulletin D-3, "Labor Obligations," except that, due to the recognition of the effects of inflation in accordance with NIF-06 BIS "A" Section A, the liabilities are computed using nominal interest rates.

        Payments for indemnities to dismissed personnel are charged to income as and when the expense is incurred.

k)    Cost of sales

        Cost of sales is determined by adding to inventories at the beginning of the year the increase in the specific oil-field exploration and depletion reserve (a fixed charge per extracted barrel), the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase cost of crude oil and refined and other products, and deducting the value of inventories at the end of the year. Cost of sales also includes a portion of the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for future dismantlement and abandonment costs.

l)    Taxes and federal duties

        Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based upon petroleum revenues and do not generate temporary differences or deferred income taxes. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto al Activo ("Assets Tax Law"). Some of the Subsidiary Companies are subject to the Income Tax Law; however, such Subsidiary Companies do not generate significant deferred income taxes.

        Petróleos Mexicanos and the Subsidiary Entities are subject to the following duties and taxes: Hydrocarbon Extraction Duties, Hydrocarbon Income Tax and the Special Tax on Production and Services ("IEPS Tax"). Petróleos Mexicanos and the Subsidiary Entities are also subject to the Value Added Tax ("VAT").

        Hydrocarbon extraction duties are calculated at a rate of 52.3% on the net cash flow difference between crude oil sales and extraction costs and expenses. Extraordinary and additional hydrocarbon extraction duties are calculated at a rate of 25.5% and 1.1%, respectively, on the same basis. The hydrocarbon income tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and the Subsidiary Entities are not subject; this rate was 35% for all periods presented.

        The sum of the above duties and taxes must equal 60.8% of Petróleos Mexicanos and the Subsidiary Entities' annual sales revenues to third parties (and an additional 39.2% of the portion of revenues in respect of crude oil sales at prices in excess of U.S. $18.00, U.S. $15.00 and U.S. $9.25 per barrel for 2001, 2000 and 1999, respectively). Therefore, to the extent that the sum of hydrocarbon extraction duties is less than 60.8% of sales to third parties, additional taxes are paid to reach that level.

m)  Special Tax on Production and Services ("IEPS Tax")

        The special tax on production and services charged to customers is a tax on the domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold. For financial statement purposes, the special tax on production and services is presented as part of

"Net domestic sales" and then deducted after "Income before hydrocarbon extraction duties, special tax on production and services and other".

n)    Revenue recognition

        For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded upon product pick-up. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

o)    Financial instruments

        Prior to January 1, 2001, the effects on the consolidated statements of operations of entering into "swap" transactions were recorded as incurred and when the precise settlement amounts were known. The effects on the consolidated statements of operations of other derivative instruments, including premiums paid or received, were recognized at the date of receipt or payment. Such amounts were included in the consolidated statements of operations within the "Interest, net" caption (see Note 10).

        During February 2000, the MIPA issued Bulletin C-2, "Financial Instruments", which became effective as of January 1, 2001. Bulletin C-2 provides guidance for recognizing, measuring and disclosing information about financial assets and financial liabilities, including accounting for derivative financial transactions. Bulletin C-2 requires that all financial instruments, with the exception of derivative financial instruments designated as hedges and held to maturity investments, be recorded on the balance sheet at their fair values and changes in their fair value are recognized in earnings of each period. With respect to derivative financial instruments, Bulletin C-2 requires that they be accounted for in the same manner as the items being hedged; held to maturity investments are recorded at amortized cost, subject to impairment evaluation.

        As a result of the adoption of Bulletin C-2 as of January 1, 2001, PEMEX recognized a charge to earnings totaling Ps. 1,331,247 which has been reflected as a cumulative effect of adopting a new accounting standard. The adjustment was primarily the result for the accounting for the equity swap related to Repsol YPF, S.A. ("Repsol") shares (see additional discussion in Note 10). As more fully described in Note 10, PEMEX has three outstanding equity swaps involving Repsol shares. As Bulletin C-2 has no provision for hedging forecasted transactions, nor does it permit the equity swap to be treated as a hedge since the Repsol shares were considered to have been sold for Mexican GAAP purposes in prior years, the entire fair value at January 1, 2001 related to the equity swaps, which totalled Ps. 1,241,514 was recognized as part of the cumulative effect adjustment. The remainder of the cumulative effect adjustment related to interest rate and cross currency swaps entered into to hedge borrowings in currencies other than the U.S. dollar. These swaps are entered into at or near inception of the debt and carry similar terms and conditions; thus forming a "highly effective" financial hedge.

p)    Use of estimates

        The preparation of the financial statements requires the use of estimates. Management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements. Actual results could differ from those estimates.

        Events and occurrences, which could result in financial statement loss, are reviewed periodically, and contingencies identified are assessed as remote, possible or probable in accordance with Bulletin C-12, "Contingencies and Commitments". When a loss contingency is viewed to be possible, it is disclosed together with a range of potential loss, when determinable. When a loss contingency is viewed to be probable, it is disclosed, and an accrual as to the most likely loss scenario is recorded in the financial statements.

q)    Comprehensive income

        In August 2000, the MIPA issued Bulletin B-4, "Comprehensive Income". Bulletin B-4 defines comprehensive income as the net income for the period presented in the statement of operations plus other results for the period reflected in equity which are from non-owner sources, and requires the disclosure of the components of comprehensive income in the presentation of financial statements. Bulletin B-4 became effective January 1, 2001, and the statement of changes in equity for prior periods has been restated to conform to the current year presentation (see Note 12).

r)    Convenience translation

        United States dollar ("U.S. dollar") amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and the statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate of 9.1423 pesos per U.S. dollar, which is the December 31, 2001 exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

s)    Reclassifications

        Certain reclassifications have been made to 2000 and 1999 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the current year presentation.

t)    Recently issued accounting standards

        In November 2001, MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabilities", and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements; contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed; and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 become effective beginning January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

        In December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets with indefinite useful lives, including previously existing goodwill and intangible assets, should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 become effective beginning January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

3.    Accounts, notes receivable and other

        Accounts, notes receivable and other amounts are as follows:

	2001		2000
Trade-domestic	Ps.	19,757,188	Ps.	26,340,778
Trade-foreign		4,707,899		10,072,988
Pemex Finance, Ltd		6,576,272		6,926,132
Mexican Government (Note 13) advance payments on minimum guaranteed dividends		2,152,788		5,563,799
Other accounts receivable		12,933,575		9,012,465
Less: allowance for doubtful accounts		(1,258,295)		(1,214,596)

	Ps.	44,869,427	Ps.	56,701,566

4.    Inventories

        At December 31, 2001 and 2000, inventories are as follows:

	2001		2000
Crude oil, refined products, derivatives and petrochemical products	Ps.	14,018,513	Ps.	21,591,377
Materials and supplies in stock		4,205,193		4,823,858
Materials and products in transit		981,580		709,968
Less: allowance for slow-moving inventory and obsolescence reserve		(1,982,572)		(2,261,065)

	Ps.	17,222,714	Ps.	24,864,138

5.    Properties and equipment

        The components of this caption, net of accumulated depreciation and amortization, are as follows:

	2001		2000
Land	Ps.	34,637,920	Ps.	32,943,681
Buildings		14,863,887		14,886,795
Wells and field assets		65,994,431		79,362,124
Plants, furnishings and equipment		201,644,888		184,889,326
Offshore platforms		24,205,124		10,075,207

		341,346,250		322,157,133
Fixed assets pending disposition		287,950		555,652
Construction spares		223,142		331,840
Construction in progress		65,055,924		65,179,951

Total	Ps.	406,913,266	Ps.	388,224,576

        a)    For 2001 and 2000 fixed assets, excluding furniture and fixtures, vehicles and construction in progress, were restated based on specific indexes as determined by Instituto Mexicano del Petróleo (Mexican Petroleum Institute, or "IMP") and by an independent appraiser. The specific index method considers usage, a factor for obsolescence, specific costs, remaining useful lives and the relative classification of the fixed assets. Construction in progress and various immaterial assets are not restated.

        b)    In accordance with NIF-06 BIS "A" Section A, interest costs and foreign currency losses associated with Petróleos Mexicanos and Subsidiary Entities' debt are capitalized as part of the cost of fixed assets. Interest capitalized was Ps. 3,779,541 in 2001, interest and exchange losses capitalized totalled Ps. 4,052,872 in 2000 and interest capitalized was Ps. 5,119,428 in 1999.

        c)    Depreciation and amortization expense recorded in operating expenses for the years ended December 31, 2001, 2000 and 1999 was Ps. 28,453,367, Ps. 26,060,936 and Ps. 23,941,026, respectively, which include Ps. 1,351,207, Ps. 1,200,666 and Ps. 1,321,233, respectively, related to dismantlement and abandonment costs. Accumulated depreciation and amortization at December 31, 2001 and 2000 was Ps. 378,586,975 and Ps. 345,830,925, respectively.

        d)    The total estimated future costs related to dismantlement and abandonment activities (on an undiscounted current cost basis) at December 31, 2001 and 2000 was estimated at approximately Ps. 15,316,164 and Ps. 13,953,806, respectively, of which PEMEX has accrued Ps. 10,350,204 and Ps. 8,998,997, respectively. The accrued amounts have been included in accumulated depreciation and amortization.

6.    Intangible asset derived from the actuarial computation of labor obligations and other assets

        As of December 31, 2001 and 2000, the intangible and other assets amount consists of:

	2001		2000
Intangible asset derived from the actuarial computation of labor obligations (Note 11)	Ps.	59,060,585	Ps.	54,133,613
Long-term investments and other assets		14,375,392		11,716,784

	Ps.	73,435,977	Ps.	65,850,397

        PMI NASA has a joint venture with Shell Oil Company, in which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method and amounts to Ps. 2,478,969 and Ps. 2,229,238, respectively, at December 31, 2001 and 2000. During 2001, 2000 and 1999, PEMEX recorded Ps. 530,949, Ps. 498,983 and Ps. (687,301) respectively, of earnings (losses) relative to its interest in the joint venture which has been reflected in the line item "Other revenues" in the statements of operations. During 2001, 2000 and 1999, PEMEX paid the joint venture Ps. 3,717,666, Ps. 3,217,047 and Ps. 1,627,591 respectively, for the processing of petroleum. During 2000 and 1999, PEMEX, through its subsidiary company, PMI NASA, paid Ps. 15,768 and Ps. 29,259 respectively, to the joint venture under the terms of the contract which calls for contributions from PMI NASA based upon the refinery's operating margin. In July 2000, the above noted contract was modified retroactively respective to the contribution on the refining operating margin; the amounts presented are as revised per the modified contract.

        Long-term investments also include PEMEX's 46.85% investment in Mexicana de Lubricantes, S.A. de C.V. ("MexLub") an associated company which is accounted for under the equity method. PEMEX's investment in MexLub amounted to Ps. 642,619 and Ps. 686,937, at December 31, 2001 and 2000, respectively.

7.    Sale of future accounts receivable

        On December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services B.V. entered into several agreements with Pemex Finance, Ltd. ("Pemex Finance"), a limited liability company which was organized under the laws of the Cayman Islands. Under these agreements, Pemex Finance purchases certain existing accounts receivable for crude oil, as well as certain accounts receivable to be generated in the future by Pemex-Exploration and Production and PMI related to crude oil. The receivables sold are those generated by the sale of Maya crude oil to designated customers in the United States, Canada, and Aruba. The net resources obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS (see Note 2 d)). At December 31, 2001 and 2000, the sales under these agreements were Ps. 44,685,602 and Ps. 51,976,573, respectively.

        "Sale of future accounts receivable" has been classified as a long-term liability as of December 31, 2001 and 2000. The agreements between Petróleos Mexicanos, Pemex-Exploration and Production, PMI, P.M.I. Services B.V. and Pemex Finance establish short-term repayments; however, such agreements are evergreen and it is not expected that current resources will be used in repayments as the agreements do not bear a re-financing risk. Pemex Finance has a proven continuous ability to contract debt in the international market sufficient to sustain the acquisition of accounts receivable from PEMEX.

8.    Notes payable to contractors

        At December 31, 2001 and 2000, the notes payable to contractors consisted of:

	2001		2000
Total notes payable to contractors (a), (b)	Ps.	14,900,765	Ps.	17,398,476
Less: Current portion of notes payable to contractors.		1,256,395		1,245,707

Notes payable to contractors (long-term)	Ps.	13,644,370	Ps.	16,152,769

(a)
On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the "Ing. Hector R. Lara Sosa" refinery in Cadereyta, N.L.

  The original amount of the financed public works contract was U.S. $1,618,352, plus a financing cost of U.S. $805,648, due in twenty semi-annual payments of U.S. $121,200. The original amount of the unit-price public works contract was U.S. $80,000, including a financing cost of U.S. $47,600 payable monthly based on the advancement of the project. At December 31, 2001 and 2000, the outstanding balance was Ps. 13,717,107 and Ps. 15,748,200 respectively.

(b)
On June 25, 1997, PEMEX entered into a 10-year service agreement, with a different contractor, for a daily fee of U.S. $82,500 for the storage and loading of stabilized petroleum by means of a floating system ("FSO"). At December 31, 2001 and 2000, the outstanding balance was Ps. 1,160,283 and Ps. 1,650,280, respectively.

9.    Debt

        As of December 31, 2001, PEMEX had Ps. 42,268,970 in lines of credit bearing interest rates of LIBOR plus 0.15% to 0.95%. As of December 31, 2001, the unused portion of the lines of credit was Ps. 1,347,903.

        During 2001, significant financing operations were as follows:

  a.
  At various dates during 2001, Petróleos Mexicanos obtained trade loans for an aggregate amount of U.S. $695,000 (Ps. 6,353,899) from various financial institutions. As of December 31, 2001, U.S. $490,000 (Ps. 4,479,727) of the trade loans drawn down during 2001 were outstanding. The applicable interest rate on the trade loans is LIBOR plus 0.66% or 0.72%. All the trade loans are repayable during 2002.

  b.
  At various dates during 2001, Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $121,072 (Ps. 1,106,877) granted by various export credit agencies. The loans are repayable from 2002 through 2009 and bear interest at LIBOR plus 0.625% to 1.25%.

  c.
  At various dates during 2001, Petróleos Mexicanos obtained unsecured loans of U.S. $1,800,000 c. (Ps. 16,456,140) from Banco Nacional de Comercio Exterior, S.N.C. for U.S. $800,000 (Ps. 7,313,840), Banco Santander Mexicano, S.A. for U.S. $450,000 (Ps. 4,114,035), BBVA Bancomer, S.A. for U.S. $450,000 (Ps. 4,114,035) and Nacional Financiera, S.N.C. for U.S. $100,000 (Ps. 914,230), which was utilized to finance working capital requirements. As of December 31, 2001, U.S. $950,000 (Ps. 8,865,185) of the unsecured loans were outstanding. The unsecured loans bear interest at LIBOR plus 0.55% to 0.90% and are repayable during 2002.

  d.
  On August 29, 2001, Petróleos Mexicanos issued U.S. $600,000 (Ps. 5,485,380) of 6.50% Guaranteed Notes due 2005. The notes were issued under Petróleos Mexicanos's Medium

    Term Note program, Series B, and are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

  e.
  On October 30, 2001, PMI NASA obtained U.S. $50,270 (Ps. 459,587) in a bank loan from Standard Charter Bank. The bank loan bears interest at LIBOR plus 0.75% and is due in October 2002.

  f.
  During 2001, U.S. $527,900 (Ps. 4,826,220) was received from the commercial paper programs; comprised of U.S. $83,000 (Ps. 758,811) from the old program that matured in 2001 and U.S. $444,900 (Ps. 4,067,409) from the new program maturing in 2004. The commercial paper bears interest at the discount rate prevailing in the market at the date of issuance.

  g.
  During 2001, Petróleos Mexicanos utilized U.S. $871,000 (Ps. 7,962,943) in acceptance lines of which U.S. $86,000 (Ps. 786,238) were borrowed against existing lines, which expired in 2001. As of December 31, 2001, U.S. $785,000 (Ps. 7,176,705) of new acceptance lines were outstanding. The acceptance lines bear interest at U.S. discount rate and LIBOR plus 0.7%, expiring in 2004.

  h.
  During 2001, Petróleos Mexicanos obtained U.S. $7,600 (Ps. 69,481) for purchasing loans and project financing. The project financing credits bear interest at LIBOR plus 0.62% to 2%. The amounts obtained during 2001 are repayable semi-annually through 2011.

        During 2001, the Master Trust undertook the following financing activities:

  a.
  In September and October 2001, the Master Trust obtained commercial bank loans totaling U.S. $450,000 (Ps. 4,114,035) from Banco Nacional de Comercio Exterior, S.N.C. for U.S. $200,000 (Ps. 1,828,460) and Banco Santander Central Hispano for U.S. $250,000 (Ps. 2,285,575), which were utilized for PIDIREGAS projects. These loans bear interest at LIBOR plus 0.9% and are repayable in 2004.

  b.
  On February 5, 2001, the Master Trust issued U.S. $1,000,000 (Ps. 9,142,300) of 8.50% Notes due 2008. The Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

  c.
  On June 7, 2001, the Master Trust issued U.S. $500,000 (Ps. 4,571,150) of 9.125% Notes due 2010. The Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

  d.
  On November 14, 2001, the Master Trust increased its Medium-Term Note program from U.S. $3,000,000 (Ps. 27,426,900) to U.S. $6,000,000 (Ps. 54,853,800).

  e.
  On November 26, 2001, the Master Trust issued U.S. $750,000 (Ps. 6,856,725) of 8.0% Notes due 2011. The Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

  f.
  During 2001, the Master Trust obtained U.S. $425,401 (Ps. 3,889,143) and ¥ 60,084 million (Ps. 4,187,860) in project financing from several financial institutions. The project financing bears fixed interest at rates between 5.04% and 5.66% and variable rates of LIBOR plus 0.08% and 0.25% and the Yen Prime rate. The project financing is repayable between 2001 and 2011.

        During 2000, the following debts were contracted by PEMEX:

  a.
  Foreign trade lines of credit in the amount of U.S. $465,000 extended by various banks. These lines of credit are to finance crude oil and petrochemical imports and exports, as well as crude oil pre-exports. The full amount of these lines of credit was committed at December 31, 2000.

  b.
  Petróleos Mexicanos used U.S. $107,000 in lines of credit extended by Société Générale, HSBC Investment Bank, plc Banco Santander Central Hispano, Kreditanstalt Für Wiederfbau and Export Development Corporation. At December 31, 2000, U.S. $127,300 of these lines of credit was not committed.

  c.
  Petróleos Mexicanos obtained direct loans for U.S. $650,000: U.S. $350,000 from Banco Santander, S.A. and U.S. $300,000 from Nacional Financiera, S.N.C.

  d.
  Petróleos Mexicanos obtained U.S. $173,000 through the Pemex Capital, Inc. commercial paper program and it reused U.S. $265,000.

  e.
  Petróleos Mexicanos reused U.S. $691,000 of banker's acceptances, U.S. $521,000 of which corresponded to the J.P. Morgan line of credit and U.S. $170,000 to the Industrial Bank of Japan line of credit.

  f.
  To finance projects, Petróleos Mexicanos used U.S. $32,000. At December 31, 2000, U.S. $14,900 and ¥ 335,600 million were not committed.

        The Master Trust contracted the following debt during 2000:

  a.
  Export Credit Agencies guaranteed loans in the amount of U.S. $1,098,900, of which U.S. $351,500 correspond to ABN AMRO Bank, U.S. $113,400 to Barclays Bank, U.S. $399,900 to JBIC, U.S. $34,200 to HSBC and U.S. $200,000 to Export Development Corporation.

  b.
  Two notes issuances for an aggregate amount of U.S. $963,300. The first issuance was for    € 500 million of 7.75% Notes due 2007. The second issuance was for U.S. $500,000 of 9.125% Notes due 2010.

  c.
  Direct bank loans for an aggregate amount of U.S. $400,000 of which U.S. $300,000 correspond to Banco Nacional de Comercio Exterior, S.N.C. and U.S. $100,000 to Royal Bank of Canada.

  d.
  U.S. $698,300 as financing from the Mexican Government.

        In 1983, 1985, 1987, and 1990, Petróleos Mexicanos, together with the Mexican Government, entered into various covenants with the international banking community for restructuring its debt. As a result of the final agreement, the remaining balance of the restructured Mexican Government debt retained, principally, the same interest rate conditions as had been negotiated in 1987. The agreed-upon periods of amortization including a provision for division of the debt into two main portions with amortization over 52 and 48 quarters, respectively. The first amortization period began in 1994 and the second began in 1995, with both scheduled to end in December 2006.

        Each year, SHCP approves Petróleos Mexicanos and Subsidiary Entities' annual budget and its annual financing program. The Mexican Government incorporates Petróleos Mexicanos and Subsidiary Entities' annual budget and annual financing program into the budget of the Mexican Government, which the Federal Congress of Mexico must approve each year. PEMEX's debt is not an obligation of, or guaranteed by, the Mexican Government. However, under the Ley General de Deuda Pública (the General Law of Public Debt), Petróleos Mexicanos and Subsidiary Entities' foreign debt obligations must be approved by and registered with the SHCP and are considered Mexican external public debt. Although Petróleos Mexicanos' debt is not guaranteed by the Mexican Government, Petróleos Mexicanos' external debt has received pari passu treatment in previous debt restructurings. Petróleos Mexicanos has repayments in 2002 related to current portion of long-term debt. A portion of this debt, primarily bankers' acceptances and commercial paper, is contractually committed until the year 2004, and thus does not bear a refinancing risk.

        Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

  •
  sale of substantial assets essential for the continued operations of the business;

  •
  liens against its assets; and

  •
  transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

        As of December 31, 2001 and 2000, long-term debt was as follows:

			December 31, 2001				December 31, 2000
	Rate of interest(4)	Maturity	Pesos (thousands)		Foreign currency (thousands)		Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Unsecured loans(1)	Domestic and LIBOR plus 0.8125	Various to 2006	Ps.	5,002,105		547,139	Ps.	6,313,392	659,555
Unsecured loans	LIBOR plus 0.55 to 0.95	2006		8,685,185		950,000		6,221,930	650,000
Acceptance lines	Acceptance rate and LIBOR plus 0.7% and 2%	2002		7,176,706		785,000		8,423,536	880,000
Bonds	Various from 6.0163% to 10.1% and LIBOR plus 3.4125%	Various to 2027		63,522,890		6,948,239		44,032,130	4,600,001
Bonds (financing assigned to PIDIREGAS)	8.85% to 9.50%	Various to 2027		32,288,099		3,531,726		35,093,125	3,666,150
Purchasing loans and project financing	Various from 1.93175% to 7.77% and LIBOR plus 0.0625% to 2.00%	Various to 2011		3,729,497		407,939		4,169,890	435,625
Leasing contracts	Various from 9.49% to 10.34% and LIBOR plus fixed rate 1.25%	Various to 2002		2,916,661		319,029		4,184,966	437,200
Commercial paper	Discount rate prevailing in the market	From 59 to 90 days		2,079,873		227,500		4,278,773	447,000
External trade loans	LIBOR plus 0.625% to 0.725%	Various to 2002		4,479,727		490,000		3,781,019	395,000
Others	Various from 8.2725% to 10.10%	Various to 2008		1,676,174		183,342		—	—
Bank loans	LIBOR plus 0.75%	2002		459,587		50,270		—	—

Total financing denominated in U.S. dollars			Ps.	132,016,504		14,440,184	Ps.	116,498,761	12,170,531

Euros:
Unsecured loans and Euro bonds	LIBOR plus 0.8125% and from 2.00% to 10.00%	Various to 2007		10,970,713		1,355,932		6,242,749	675,000

Italian lira:
Bonds	Various from 7.375% to 11.25% and LIBOR plus 165 basis points	Various to 2008	Ps.	—	Ps.	—	Ps.	7,134,376	1,300,000,000

			December 31, 2001			December 31, 2000
	Rate of interest(4)	Maturity	Pesos		Foreign currency (thousands)	Pesos		Foreign currency (thousands)
Japanese yen:
Project financing	From 1.6% to 6.6% and Prime in yen	Various to 2015	Ps.	12,132,480	174,067,145	Ps.	10,583,011	126,908,224

Other currencies(2)		Various to 2016		1,700,357			2,226,998

Total principal in pesos(3)				156,820,054			142,685,895
Plus: Accrued interest				2,596,047			2,141,201

Total principal and interest				159,416,101			144,827,096
Less: Short-term maturities				36,246,106			40,457,071

Long-term debt			Ps.	123,169,995		Ps.	104,370,025

	2002		2003		2004		2005		2006		2007 and thereafter		Total
Maturities (in thousands of pesos)	Ps.	33,650,059	Ps.	14,576,630	Ps.	14,854,773	Ps.	15,799,273	Ps.	9,603,950	Ps.	68,335,369	Ps.	156,820,054

Notes to table:

(1)
Unsecured loans remain from a debt restructuring in 1987. This restructuring extended maturities to new periods through 2006.
(2)
Balance includes market operations, unsecured loans, purchasing loans and project financing denominated in Pounds sterling, Deutsche marks, Swiss francs, Austrian schillings, French francs and Belgian francs, all carrying different interest rates.
(3)
Includes financing from foreign banks for Ps. 149,517,308 and Ps. 133,850,060 as of December 31, 2001 and 2000, respectively.
(4)
As of December 31, 2001 the LIBOR rate was 1.98125% (6.204% in 2000), the Eurodollar rate was 1.81% (6.140% in 2000) the U.S. Discount rate was 1.25% (6.000% in 2000), the Prime rate in Japanese yen was 1.85% (2.100% in 2000) and the Acceptance rates ranged from 6.480% to 6.667% in 2000.

10.  Financial instruments

        During the normal course of business, PEMEX is exposed to foreign currency risk, interest rate risk, commodity price risk, counterparty risk and investment portfolio risk. These risks create volatility in earnings, equity, and cash flows from period to period. PEMEX makes use of derivative instruments in various strategies to eliminate or limit many of these risks.

        PEMEX has enacted general risk management guidelines for the use of derivative instruments, which form a comprehensive framework for PEMEX. Each subsidiary entity using derivatives has also adopted industry-specific risk management guidelines to manage the appropriate risks arising from their respective activities. The subsidiary entities' guidelines operate within the general risk management framework of PEMEX.

        The Risk Management Committee of PEMEX, comprised of representatives of PEMEX, the Central Bank of Mexico, SHCP, and PMI, authorizes PEMEX's hedging strategies and submits the risk management policies for the approval of the Board of Directors of Petróleos Mexicanos (the Board of Directors).

        During 2001, the Board of Directors approved a restructuring of the risk management area and created the Risk Management Deputy Direction, whose objective is to develop the financial and operational risk management strategy for PEMEX and to establish institutional regulations consistent with a consolidated risk management approach.

(i) Credit risk

        PEMEX is subject to credit risk through trade receivables, short-term cash investments and derivative financial instruments. A significant portion of PEMEX's sales are to customers whose activities are related to the oil and gas industry, including some who are located in foreign countries (primarily the United States). To monitor this risk, PEMEX has established an internal credit committee to monitor credit policies and procedures. PEMEX extends credit to these customers which are generally covered by credit mitigation instruments such as bonds or letters of credit. Nevertheless, collection of receivables is affected by the economy of the oil and gas industry and of Mexico itself (since products are also sold in the domestic market). Also, with respect to foreign sales, collection may be more difficult in the event of a default. However, PEMEX closely monitors extensions of credit and has never experienced significant credit losses. Also, most foreign sales are made to large, well-established companies.

        PEMEX invests excess cash in low-risk, liquid instruments, which are placed with a wide array of institutions.

(ii) Counterparty risk from the use of derivative financial instruments

        PEMEX is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, PEMEX's credit risk will equal the positive market value in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes PEMEX, thus creating a repayment risk for PEMEX. When the fair value of a derivative contract is negative, PEMEX owes the counterparty and, therefore, assumes no repayment risk.

        In order to minimize the credit risk in derivative instruments, PEMEX enters into transactions with high quality counterparties which include financial institutions and commodities exchanges that satisfy PEMEX's established credit approval criteria. Normally, these counterparties have higher credit standing than that of PEMEX.

        Derivative transactions are generally executed on the basis of standard agreements. In general, collateral for financial derivative transactions are neither provided nor received. However in energy derivatives transactions, counterparties require collateral when the negative fair value of the position exceeds the credit threshold.

(iii) Interest rate risk management

        PEMEX's interest rate risk hedging strategy allows the volatility of the financial risk to be reduced in the operating cash flows of PEMEX for the long-term debt commitments and guaranteed minimum dividends. Interest rate derivatives allow PEMEX to contract long-term loans to be contracted at fixed or variable rates and to select the appropriate mix of the debt at variable versus fixed rates.

        Interest rate hedging strategies have permitted PEMEX to effectively change the characteristics of its liabilities. At December 31, 2001, the effective interest rate on approximately 60% (51% in 2000) of PEMEX's debt is at a fixed rate, contracted directly or by using derivatives instruments.

        Derivative financial instruments used in PEMEX's hedging transactions primarily consist of (i) fixed interest rate swaps, under which PEMEX is eligible to receive payments generally based on the three month and six month LIBOR interest rate, and to a lesser degree, (ii) options on interest rate caps to establish an interest rate ceiling.

(iv) Exchange rate risk management

        As a currency exchange rate risk hedging policy, PEMEX contracts cross-currency swaps in order to hedge against adverse changes in currency exchange rates.

        Since a significant amount of PEMEX's revenues is denominated in U.S. dollars, PEMEX generally contracts loans in U.S. dollars. However, PEMEX also contracts debt in currencies other than the U.S. dollar to take advantage of the financing terms available in these foreign currencies. PEMEX has historically contracted cross-currency swaps as a hedging strategy against market exposure due to the depreciation of the U.S. dollar. These foreign currency financial derivatives have been established to translate the amounts relative to various bonds issued in other currencies into U.S. dollars.

(v) Commodity price risk management

        Crude oil:

        PEMEX's exports and domestic sales are related to international hydrocarbon prices, thus exposing PEMEX to fluctuations in international markets. PEMEX shares this risk with the Mexican Government through its current fiscal regime. Currently, PEMEX does not hedge against fluctuations in crude oil prices. However, in order to lessen the effect of a decline in hydrocarbon prices, since 1998, the Mexican Government, along with PEMEX, agreed to reduce the volume of crude oil exports in conjunction with the major international oil producers to improve international oil prices.

        Petroleum products:

        PEMEX balances its overall petroleum product supply and demand through PMI Trading Ltd., managing only those exposures associated with the immediate operational program. To this end, PEMEX uses the full range of conventional oil price-related financial and commodity derivatives available in the oil markets. PEMEX's benchmark for petroleum product commercial activities is the prevailing market price.

        Natural gas:

        As part of the Mexican Government's policy of promoting economic growth, SHCP, the Ministry of Economy, the Ministry of Energy and PEMEX announced a natural gas pricing program on January 2001 for certain industrial consumers of natural gas in Mexico. Under this program, Mexican industrial consumers that hold outstanding natural gas price hedging instruments may enter into a three-year agreement with PEMEX to purchase natural gas from PEMEX at a fixed reference price of 4.00 U.S. dollars per million BTUs. PEMEX entered into a number of such contracts in 2001. Participation by the industrial consumers in the program is optional.

        As part of PEMEX's risk management strategy, PEMEX has entered into a number of derivative instruments, primarily swaps and futures, for hedging purposes. These instruments are designed to unlock the fixed price sales under the three-year agreements, while locking in a profit margin, and were entered into for approximately 91% of the total volume of natural gas sold under these three-year fixed price agreements. The risk management strategy used to hedge these fixed price sales leaves PEMEX with an exposure to basis risk arising from the difference between the index used to hedge the natural gas sales at a fixed price and the index used as reference to mark to market these contracts. This basis risk is treated as an inefficiency of the transaction and may impact PEMEX's earnings in a period other than the one during which the transaction may be realized.

(vi) Investment portfolio risk management

        PEMEX currently holds three equity swaps with respect to shares of Repsol with two counterparties. In 1994, PEMEX entered into an equity swap for substantially all of its ownership interest in Repsol (44,985,000 shares). The equity swap was restructured in March 2000, with respect to

26,427,781 Repsol shares (with the remaining 18,557,219 shares in the original swap being returned to PEMEX). The restructured swap was divided in three tranches, having one-, two- and three-year maturities. Upon the maturity of the one-year tranche in 2001, PEMEX entered into a new swap for another three months, commencing in April 2001 and since then, this swap has been renewed periodically. Upon the maturity of the two-year tranche of the restructured swap in April 2002, PEMEX entered into a new swap for three months. In addition, in January 2000, PEMEX entered into a second equity swap with respect to 13,679,704 Repsol shares maturing in three years. These shares had been purchased in 1999. As of December 31, 2001, the market value of the Repsol shares was 14.57 U.S. dollars per share.

        The above equity swaps, which are uncollateralized, involve the option to be cash or physically settled.

        In December 1999, PEMEX unwound a collar component of a call spread swap with a financial institution. This enabled PEMEX not to limit potential gains. The resulting structure is that of an asset swap. The realized cost of termination of the collar component was Ps. 2,666,173, with Ps. 1,058,504 being paid in 1999 and Ps. 1,607,669 being paid in early 2000; the full expense related to the collar termination cost was recorded in 1999.

(vii) Fair value of derivative financial instruments

        The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivatives instruments on a periodic basis. The fair value of foreign currency, commodity and interest rate derivatives is monitored on a periodic basis ranging from daily to at least quarterly. Fair values are calculated for each derivative financial instrument, which is the price at which one party would assume the rights and duties of another party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

        The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments.

  •
  Currency, crude oil forwards, crude oil, gas and product swaps are valued separately at future rates or market prices as of the balance sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets when possible.

  •
  Market prices for currency, crude oil and gas options are valued using standard option-pricing models commonly used in the market. Embedded caps, floor and collars are considered in the valuation by calculating the fair value separately for such features similar to stand-alone options.

  •
  The fair values of existing instruments to hedge interest rate risk were determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate and cross currency swaps for each individual transaction as of the balance sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual. Market values for interest rate options are determined on the basis of quoted market prices or on calculations based on option pricing models.

  •
  Exchange-traded oil and energy future contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term are stated under other liabilities or other assets, respectively. They are accounted for with an impact on earnings at settlement or realization, respectively.

        The following table indicates the types of swaps contracted, their duration, and their respective interest rates at December 31, 2001 and 2000.

	2001		2000
	Notional amount	Fair value	Notional amount	Fair value
Received variable swaps	914,230	(84,848)	3,350,270	(56,478)
Weighted average (maturity years)	2.59	—	1.25	—
Average receive rate	4.04	—	7.32	—
Average pay rate	7.33	—	5.84	—

The following table indicates interest rate options, fair value, and their respective interest rate.

	2001		2000
	Notional amount	Fair value	Notional amount	Fair value
Caps written	—	—	957,220.00	—
Weighted average (maturity years)	—	—	0.37	—
Average receive rate	—	—	9.84	—
Average pay rate	—	—	5.79	—

        The following table indicates the type of cross-currency swaps and their respective fair values at December 31, 2001 and 2000.

	2001		2000
	Notional amount	Fair value	Notional amount	Fair value
Italian lire to U.S. dollars	3,777,142	(1,281,899)	3,954,755	(1,033,136)
British pounds to U.S. dollars	1,138,216	(174,089)	1,191,739	(106,695)
Japanese yens to U.S. dollars	4,423,074	(292,435)	—	—
Euro to U.S. dollars	8,511,616	(1,533,064)	5,082,754	(1,161,406)

	17,850,048	(3,281,487)	10,229,248	(2,301,237)

Fair value of financial instruments other than derivatives

        The estimated fair value of financial instruments other than derivatives, for which it is practicable to estimate that value, as of December 31, 2001 and 2000 are as follows:

	2001				2000
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	14,441,864	Ps.	14,441,864	Ps.	27,826,846	Ps.	27,826,846
Accounts receivable, notes and other		44,869,427		44,869,427		56,701,566		56,701,566
Liabilities:
Suppliers	Ps.	23,503,971	Ps.	23,503,971	Ps.	22,651,745	Ps.	22,651,745
Accounts payable		8,426,580		8,426,580		6,102,552		6,102,552
Sale of future accounts receivable		44,685,602		44,685,602		51,976,573		51,976,573
Taxes payable		2,515,370		2,515,370		25,308,881		25,308,881
Short-term debt		36,246,106		36,246,106		40,457,071		40,457,071
Notes payable to contractors-short term		1,256,395		1,256,395		1,245,707		1,245,707
Notes payable to contractors-long term		13,644,370		14,827,874		16,152,769		17,913,133
Long-term debt		123,169,995		127,235,896		104,370,025		106,230,257

        The reported amounts of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and short-term debt approximate fair value because of their short maturities.

        The fair value of long-term debt is determined by reference to market quotes, and, where quotes are not available, is based on discounted cash flow analyses. Because assumptions significantly affect the derived fair value and they are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument.

11.  Reserve for retirement payments, pensions and seniority premiums

        PEMEX has labor obligations for seniority premiums and pensions, according to regulations established by the Ley Federal del Trabajo (the "Federal Labor Law"), and provisions in the individual and collective labor contracts. This compensation is only payable after the worker or employee has worked a certain number of years. Benefits are based on the employee's compensation as of his retirement date, as well as the number of years of service. PEMEX has established a reserve for retirement and seniority premium benefits, determined by independent actuaries. The reserve is calculated by independent third party actuaries using the projected unit-credit method. The net cost of the plan recorded in the consolidated statements of operations amounted to Ps. 33,849,168, Ps. 29,901,504 and Ps. 25,022,850 in 2001, 2000 and 1999, respectively.

        The amount of benefits projected for pensions and seniority premiums, determined by independent actuaries, is as follows:

	2001		2000
Obligation for current benefits	Ps.	178,379,613	Ps.	147,537,355
Additional amount for projected benefits		46,155,618		44,146,568

Projected benefits obligation		224,535,231		191,683,923
Less:
Plan assets (trust funds)		5,803,396		9,330,702

		218,731,835		182,353,221
Transition liability to be amortized over 7 years, actuarial gains or losses, prior service costs and plan amendments		104,760,916		97,984,838

Net projected liability		113,970,919		84,368,383
Additional minimum liability		59,060,585		54,133,613

Accumulated obligation	Ps.	173,031,504	Ps.	138,501,996

12.  Comprehensive loss

        Comprehensive loss for the years ended December 31, 2001, 2000 and 1999 is analyzed as follows:

	2001		2000		1999
Net loss for the year	Ps.	(34,090,587)	Ps.	(19,710,392)	Ps.	(21,156,771)
Effect of restatement in the year, net		7,783,568		12,042,509		16,306,888
Net increase in specific oil-field exploration and depletion reserve		3,587,309		2,241,993		2,055,350
Other equity movements(1)		544,370		(68,692)		968,774

Comprehensive loss for the year	Ps.	(22,175,340)	Ps.	(5,494,582)	Ps.	(1,825,759)

(1)
Represents primarily translation adjustments from non-Mexican subsidiaries.

13.  Equity

        On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 (U.S. $7,577,000) and was authorized by the Board of Directors. The capitalization agreement between Petróleos Mexicanos and the Mexican Government stipulates that the Certificates of Contribution "A" constitute permanent capital.

        As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt. The minimum guaranteed dividend consists of the payment of principal and interest in the same terms and conditions as those originally agreed upon with international creditors until the year 2006, at the exchange rates in effect as of the date payments are made. Such payments must be approved annually by the Board of Directors.

        In December 1997, the Board of Directors and the Mexican Government agreed to an equity reduction of the Certificates of Contribution "A" in exchange for a cash payment to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). Petróleos Mexicanos and SHCP agreed upon a corresponding reduction in the future payments of the minimum guaranteed dividend.

        During 2001, Petróleos Mexicanos paid Ps. 2,152,788 (Ps. 5,563,799 during 2000) to the Mexican Government in advance payments on account of the minimum guaranteed dividend. These payments will be applied to the final amount that the Board of Directors approves as the total annual dividend, which is usually in the following fiscal year.

        On October 31, 1998, PEMEX liquidated its investment in the shares of Distribuidora de Gas Natural del Estado de México, S.A. de C.V. and recorded a gain in other revenues of Ps. 406,677. PEMEX also recorded in the 1998 operating results, dividends of Ps. 372,840 received during the year from that company. All proceeds obtained from these operations were deposited in the Federal Treasury, through a dividend in the favor of the Mexican Government, approved by the Board of Directors on August 3, 1999.

        On January 31, 1999, PEMEX liquidated its investment in the shares of Distribuidora de Gas de Querétaro, S.A. de C.V., and recorded a gain of Ps. 231,074 in the 1999 operating results. The proceeds obtained from that operation were deposited in the Federal Treasury, through a dividend in the favor of the Mexican Government, approved by the Board of Directors on May 9, 2000.

14.    Foreign currency position

        PEMEX has the following assets and liabilities denominated in foreign currencies, which are stated in pesos at the exchange rate prevailing at December 31, 2001 and 2000:

	Amount in foreign currency (Thousands)
	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
2001:
U.S. dollars	2,693,204	13,967,347	(11,274,143)	9.1423	Ps.	(103,071,598)

Japanese yen	—	71,758,328	(71,758,328)	0.0697		(5,001,555)

Pounds sterling	—	165,377	(165,377)	13.2600		(2,192,899)

Austrian schillings	—	212	(212)	0.5880		(125)

Dutch guilders	40	—	40	3.6715		147

Euros	467	1,383,966	(1,383,499)	8.0909		(11,193,752)

Other currencies	various	various	various	various		(4,686)

Net-short position, before foreign-currency hedging (Note 10)					Ps.	(121,464,468)

2000:
U.S. dollars	4,297,065	14,044,116	(9,747,051)	9.5722	Ps.	(93,300,722)

Japanese yen	12	127,244,317	(127,244,305)	0.0834		(10,612,175)

Deutsche marks	—	10,924	(10,924)	4.5525		(49,732)

Italian lira	22,101	1,300,000,184	(1,299,978,083)	0.0046		(5,979,899)

Pounds sterling	—	127,075	(127,075)	14.2836		(1,815,088)

Austrian schillings	1	506,089	(506,088)	0.6471		(327,490)

Swiss francs	—	1,056	(1,056)	5.9037		(6,234)

French francs	—	4,943	(4,943)	1.3574		(6,710)

Euros	—	675,000	(675,000)	8.9041		(6,010,268)

Belgium francs	—	173,814	(173,814)	0.2207		(38,361)

Other currencies	various	various	various	various		18,078

Net-short position, before foreign-currency hedging (Note 10)					Ps.	(118,128,601)

15.    Effects of inflation on the financial information

        The following table reflects the approximate effects of inflation on PEMEX's financial information in accordance with Bulletin B-10 (Restated amounts columns), except that the concept of fair value has not been included, see subsequent discussion in this note. The Basic Financial Statements column is prepared in accordance with NIF-06 BIS "A" Section A.

Effect on Balance sheets
	2001				2000
	NIF-06 BIS "A" Basic Financial Statements		Bulletin B-10 Restated amounts
Equity:
Certificates of Contribution "A"	Ps.	10,222,463	Ps.	10,222,463	Ps.	10,222,463
Specific oil-field exploration and depletion reserve		16,278,784		16,278,784		12,691,475
Revaluation surplus		181,837,738		—		—
Retained earnings (losses):
Prior years		(51,382,165)		(45,267,802)		(24,483,734)
Current year		(34,090,587)		(26,022,769)		(15,220,269)
Restatement of equity		—		653,837,966		627,462,574
Deficit from the restatement of equity:
Loss on accumulated monetary position		—		(77,577,999)		(74,305,937)
Equity monetary result		—		8,796,254		8,425,248
Accumulated deficit from holding non-monetary assets		—		(417,400,664)		(394,186,448)

	Ps.	122,866,233	Ps.	122,866,233	Ps.	150,605,372

Effect on statements of income
	2001		2000		1999
Comprehensive cost of financing:
Interest expense and exchange loss capitalized in fixed assets	Ps.	(3,779,541)	Ps.	(4,052,872)	Ps.	(5,119,428)
Monetary position gain, Net		11,847,359		8,542,995		12,545,971

	Ps.	8,067,818	Ps.	4,490,123	Ps.	7,426,543

        The above table was prepared using the following procedures and assumptions:

Balance sheets:

1)
Currency exchange losses arising from the impact of foreign currency fluctuations on the foreign currency denominated debt and interest capitalized as part of fixed assets under NIF-06 BIS "A" Section A are, because of the restatement, charged to income for the year under Bulletin B-10, and would be reflected as part of the "Comprehensive cost of financing".

2)
The Certificates of Contribution "A" have been restated by applying the factor derived from the NCPI Index to the contributions based on the year in which they were made, in order to present them in terms of the same purchasing power. The same procedure was applied to the equity reserves and retained earnings. The figure for these items is presented under the caption "Restatement of equity".

3)
The deficit or surplus from holding non-monetary assets represents the difference achieved by comparing these asset balances, restated as discussed in Note 2 b), to the result from applying NCPI indexes to such non-monetary assets.

  There is evidence that the restated amounts of some of the assets might exceed their "fair value," which is defined as the amount of the net cash flows that are reasonably expected to be received from the use of such assets. The approximate amounts of that overstatement at December 31, 2001 and 2000, are estimated at Ps. 35,199,400 and Ps. 30,407,300, respectively; these amounts have not been deducted from the restated amount of the assets, as required by Bulletin B-10. As stated in Note 2 b), NIF-06 BIS "A" Section A does not consider the concept of fair value.

Statements of operations:

4)
The gain from monetary position represents the effect that inflation has produced on monetary assets and liabilities. Holding these assets produces a loss; holding such liabilities produces a gain.

  The initial accumulated result upon implementation of Bulletin B-10 arising from the restatement is presented in equity. The result for the year is applied to the "Comprehensive cost of financing", which includes interest expense and exchange losses.

Other:

5)
The consolidated balance sheets as of December 31, 2001 and 2000 would be stated in pesos with purchasing power restated as of those dates and the related consolidated statements of operations are stated in pesos reflecting average purchasing power for those years. The consolidated balance sheets are prepared under a NIF-06 BIS "A" Section A basis (see Note 2 b)).

16.    Commitments and contingencies

  a.
  PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favor of the dismissed personnel, would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

  b.
  PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

    PEMEX has recorded obligations for environmental remediation as of December 31, 2001 and 2000 of Ps. 2,316,175 and Ps. 2,837,758, respectively. These liabilities are included in the "Reserve for sundry creditors and others".

  c.
  A trust agreement has been formed between Pemex-Gas and Basic Petrochemicals as beneficiary, Distribuidora de Gas de Querétaro, S.A. de C.V.; DGN de la Laguna Durango, S. de R.L. de C.V.; DGN de Chihuahua, S. de R.L. de C.V.; Repsol México, S.A. de C.V. (now Gas Natural de México, S.A. de C.V.); Gas Natural del Río Pánuco, S. de R.L. de C.V.; Tamauligas, S.A. de C.V.; NATGASMEX, S.A. de C.V.; Consorcio Mexigas, S.A. de C.V.; Comercializadora Metrogas, S.A. de C.V. (formerly DIGANAMEX, S.A. de C.V.) and Distribuidora de Gas Natural de Jalisco, S.A. de C.V., as trustees, and the Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services, S.N.C.) as

    trust administrator. Pursuant to this agreement, Pemex-Gas and Basic Petrochemicals is obligated to transfer the right to the use of assets associated with natural gas distribution from Pemex-Gas and Basic Petrochemicals to the trustees and, in return, the trustees are obligated to deposit in the trust a payment for the right of use of the transferred assets. This payment was approximately Ps. 332,799, Ps. 332,799 and Ps. 250,179 at December 31, 2001, 2000 and 1999, respectively. The trust administrator is obligated to transfer the ownership of the assets to the trustees once the title and control of the assets has been formalized and properly accredited into the name of the trustees.

  d.
  PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for Maya crude oil with various refineries. These contracts oblige the buyers to construct conversion units (coking/catalyst conversion units) that permit the optimization of yields from the refining process of Maya crude. PMI, in its role, principally has the obligation to assign Maya crude oil once the new investments have been completed.

        The contracts which have been signed to date include:

    (i)
    An agreement with Clark Refining and Marketing Inc. (now Port Arthur Coker Company), signed in March 1998 for delivery of crude oil to its refinery in Port Arthur, Texas, U.S.A. The contract is for approximately 158,000 barrels per day of Maya crude oil to be delivered for a period of seven years following project completion, which occurred in April 2001.

    (ii)
    An agreement with Coastal Aruba Refining Company N.V., signed in July 1998, for delivery of crude oil to its refinery in Lagoweg, Aruba. The contract is for approximately 100,000 barrels per day of Maya crude oil to be delivered for a period of five years following project completion, which occurred in April 2000.

    (iii)
    An agreement with Exxon Company U.S.A. and Exxon Trading Company International, signed in September 1998 for delivery of crude oil to its refinery in Baytown, Texas, U.S.A. The contract is for approximately 65,000 barrels per day of Maya crude oil to be delivered for a period of five years following project completion, which occurred in December 2001.

    (iv)
    In May 1999, an agreement, signed with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company and PMI-NASA to expand the refinery at Deer Park Refining Limited Partnership by increasing its total processing capacity from 280,000 barrels per day to 340,000 barrels per day; the project was completed in April 2001. The increased requirements for heavy crude are satisfied through an increase in the supply of Maya crude oil from PMI, which increased its existing agreements with Pecten and PMI-NASA from 140,000 barrels per day to 200,000 barrels per day, 50,000 barrels per day of the additional contractual quantity are contracted under terms similar to the other agreements mentioned in this section.

    (v)
    An agreement with Marathon Ashland Supply LLC, signed in May 1999 to supply its Garyville, Louisiana, U.S.A. refinery with approximately 90,000 barrels per day, which by today has been increased to up to 100,000 barrels per day, of Maya crude oil for a period of five years following project completion, which occurred in December 2001.

    (vi)
    An agreement with Valero Marketing & Supply Company and Valero Refining-Texas, L.P., signed in December 2001 to supply its Texas City, Texas, U.S.A. refinery with approximately 90,000 barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur on or before October 1, 2003.

    (vii)
    An agreement with Chevron Products Company, signed in March 2002 to supply its Pascagoula, Mississippi, U.S.A. refinery with approximately 130,000 barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur in April 2003.

  e.
  At December 31, 2001, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of Ps. 11,888,473. At December 31, 2001 and 2000, PEMEX has accrued Ps. 1,026,561 and Ps. 368,873, respectively, related to those contingencies for which management believes that the outcome will be unfavorable.

  f.
  PEMEX presently faces claims in courts, filed by service providers for damages amounting to U.S. $497,300 (Ps. 4,546,466). Those legal proceedings have recently begun and PEMEX believes that to date it is not necessary to create any provision.

  g.
  PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 724,765). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 41,835). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 45,245) for unsatisfactory work. At the present time, documentary evidence is now in the process of being presented to the court.

  h.
  PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At December 31, 2001 and 2000, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 22,015,737 and Ps. 25,525,000, respectively. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant from the supplier for Ps. 8,310,456.

  i.
  As discussed in Note 10, PEMEX sold 13,679,704 shares of Repsol and simultaneously contracted an equity swap on such shares with an international financial institution. The agreement contains a mandatory re-purchase clause for the shares. The repurchase commitment is for U.S. $292,000.

  j.
  The Comisión Federal de Competencia ("Federal Competition Commission") handed down a resolution against PEMEX for presumed monopolistic policies relative to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

  •
  The payment of a fine in the amount of Ps. 17,055;

  •
  Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

  •
  Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

  •
  Report the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

    To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, because it was challenged through an appeal for review. A ruling thereon has not been handed down yet. A ruling by the appeals court has not been handed down on the other appeal.

  k.
  At December 31, 2001, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 46,819,776. These contracts are for the development of PIDIREGAS and, therefore, subject to standards required in NIF-09-A (see Note 2 d)).

  l.
  In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonable estimable. PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made accruals.

17.    Marketing of gas

        During 2000 and through February 2001, the market selling price of liquid gas was determined by reference to the average price for the last three months with a maximum increase of up to 2%. Effective March 2001, by decree of the Economic Committee headed by the Ministry of Economy, the selling price was set at 3.461 pesos per ton for a four month period. On July 27, 2001, the Comisión Reguladora de Energía ("CRE") published a release for the selling price of liquid gas in the Official Daily Gazette, effective August 1, 2001. This price release consists of applying the reference market selling price of liquid gas which is based upon the Mount Bellevue price.

18.    Hydrocarbon reserves (unaudited)

        In accordance with the Political Constitution of the United Mexican States and the Organic Law, all reserves of petroleum and other hydrocarbons in Mexico are the property of the nation. Furthermore, as mandated by the Organic Law, PEMEX has the exclusive right to extract and exploit the resources. Mexico's proved reserves of hydrocarbons were 21,893 million barrels of oil equivalent at December 31, 2001 and 23,525 million barrels of oil equivalent at December 31, 2000. Reserves have been adjusted by revisions, increases and developments and have been decreased by the production for the year.

19.    Differences between Mexican GAAP and U. S. GAAP

        A summary of the significant differences between the accounting principles followed by PEMEX and generally accepted accounting principles in the United States ("U.S. GAAP") is presented below.

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

I.    Differences in measurement methods:

        The principal differences between Mexican GAAP and U.S. GAAP are disclosed below. Loss represents pre-tax loss, because PEMEX is not subject to Mexican income taxes, and is reconciled as follows:

	2001		2000		1999
Net loss for the year under Mexican GAAP	Ps.	(34,090,587)	Ps.	(19,710,392)	Ps.	(21,156,771)

U.S. GAAP adjustments:
Exploration and drilling costs(a)		2,034,465		3,710,002		4,692,946
Pensions and seniority premiums(b)		(263,476)		(203,877)		(10,742)
Post-retirement benefits(c)		(6,066,029)		(5,777,295)		(5,067,595)
Accrued vacation(d)		(62,405)		(83,096)		(171,957)
Fixed asset adjustments:
• Depreciation expense(f)		10,611,702		10,364,367		9,501,544
• Foreign currency exchange losses(g)		—		(139,692)		—
• Capitalization of interest, net(h)		1,431,466		471,555		748,164
• Fixed asset impairment, net(i)		(5,571,939)		(3,236,480)		(3,928,205)
• Depreciation convention(j)		(1,020,650)		(1,443,270)		—
Accounting for financial instruments:
• Difference in cumulative effect of adoption of new financial instruments standards(k)		5,122,515		—		—
• Difference in current period effect(k)		2,482,947		(11,005)		(11,776)
Sale of shares of Repsol(l)		—		(118,742)		—
Sale of air transport assets(m)		—		—		34,097
Profit in inventory(n)		(52,120)		(518,791)		—

Total U.S. GAAP adjustments, net		8,646,476		3,013,676		5,786,476

Net loss for the year under U.S. GAAP	Ps.	(25,444,111)	Ps.	(16,696,716)	Ps	(15,370,295)

Components of U.S. GAAP net loss:
Loss from continuing operations	Ps.	(29,235,380)	Ps.	(16,696,716)	Ps.	(15,370,295)
Cumulative effect of accounting change(k)		3,791,269		—		—

Net loss for the year	Ps.	(25,444,111)	Ps.	(16,696,716)	Ps.	(15,370,295)

Comprehensive income (loss) under U.S. GAAP:
Net loss for the year under U.S. GAAP	Ps.	(25,444,111)	Ps.	(16,696,716)	Ps.	(15,370,295)
Other comprehensive (loss) income:
Derivative financial instruments(k)		(470,653)		—		—
Unrealized (losses) gains on securities(p)		(1,240,660)		(3,922,094)		3,487,966
Other equity movements		544,370		—		—

		(1,166,943)		(3,922,094)		3,487,966

Comprehensive loss	Ps.	(26,611,054)	Ps.	(20,618,810)	Ps.	(11,882,329)

	2001		2000
Components of accumulated other comprehensive (loss) income at December 31,:
Derivative financial instruments(k)	Ps.	(470,652)	Ps.	—
Unrealized (losses) gains on securities(p)		3,845,614		5,086,274
Other equity movements (translation adjustment)		544,370		—

Accumulated other comprehensive income	Ps.	3,919,332	Ps.	5,086,274

	2001		2000
Equity (deficit) is reconciled as follows:
Equity under Mexican GAAP	Ps.	122,866,233	Ps.	150,605,372
U. S. GAAP adjustments:
Exploration and drilling costs(a)		15,881,285		17,434,129
Pensions and seniority premiums(b)		(3,508,677)		(3,245,201)
Post retirement benefits(c)		(25,621,145)		(19,555,116)
Accrued vacation(d)		(463,756)		(401,351)
Fixed asset adjustments:
• Inflation accounting — fixed assets valuation(e)		(112,381,035)		(104,597,467)
• Accumulated depreciation(f)		44,345,488		33,733,786
• Foreign currency exchange losses(g)		(64,507,568)		(64,507,568)
• Capitalization of interest, net(h)		(2,298,612)		(3,730,078)
• Impairment, net(i)		(22,074,405)		(16,502,466)
• Depreciation convention(j)		(2,463,920)		(1,443,270)
Accounting for financial instruments(k)		7,134,809		—
Sale of shares of Repsol(l)		(361,150)		(361,150)
Profit in inventory(n)		(570,911)		(518,791)
Advanced payments on minimum guaranteed dividend(o)		(2,152,788)		(5,563,799)
Available-for-sale investment securities(p)		3,845,614		5,086,274

Total U. S. GAAP adjustments, net		(165,196,771)		(164,172,068)

Deficit under U. S. GAAP	Ps.	(42,330,538)	Ps.	(13,566,696)

Changes in U.S. GAAP equity for the year ended December 31, 2001:
Deficit at December 31, 2000	Ps.	(13,566,696)
Net loss for the period		(25,444,111)
Minimum guaranteed dividends		(2,152,788)
Other comprehensive income:
Derivative financial instruments		(470,653)
Unrealized gains (losses) on available-for-sale investment securities.		(1,240,660)
Other equity movements (translation adjustments)		544,370

Deficit at December 31, 2001	Ps.	(42,330,538)

        Explanation of reconciling items:

  (a)
  Exploration and drilling costs

        As discussed in Notes 2 e) and 2 f), under Mexican GAAP, PEMEX charges exploration and drilling costs to the equity reserve for exploration and depletion of oil fields. Exploration and drilling costs related to successful oil wells are credited to the equity reserve and recorded as fixed assets. Cost of sales is recognized by recording a per-crude oil barrel quota charge in the statement of operations and recording a credit to the equity reserve.

        Under U.S. GAAP, costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are charged to expense if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP basis, as the related oil and gas reserves are extracted. Costs of unproved properties are assessed periodically and a loss is recognized if the properties are determined to be impaired (See also Note 19 I (i)). PEMEX has accordingly adjusted the results of operations and equity to reflect the impact of U.S. GAAP on exploration and drilling costs; i.e., the Mexican GAAP operations charge related to the cost per barrel has been reversed, the equity account related to the specific oil field exploration and drilling reserve has been reversed to zero, and costs related to properties in the exploration and development phase have been capitalized in accordance with U.S. GAAP. The adjustment is net of the difference in amortization for capitalized amounts.

  (b)
  Pensions and seniority premiums

        Under Mexican GAAP, PEMEX follows the guidance in Bulletin D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans and seniority premiums. The primary differences between PEMEX's application of Bulletin D-3 and the U.S. GAAP guidance provided in SFAS No. 87, "Employers Accounting for Pensions", relate to actuarial assumptions and implementation dates. PEMEX adopted SFAS No. 87 effective January 1, 1989 and recorded a transition obligation on adoption which is being amortized over 15 years.

  (c)
  Post-retirement benefits

        Under Mexican GAAP, PEMEX accounts for supplemental payments under its Bulletin D-3 calculations. PEMEX, however, accounts for other health service benefits on a pay-as-you-go basis. Under U.S. GAAP, PEMEX follows the guidelines of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," in accounting for health service and other supplemental payments provided to retirees. SFAS No. 106 requires the accrual of the expected cost of providing such benefits to employees during the years that the employees render service.

  (d)
  Accrued vacation

        Under Mexican GAAP, vacation expense is recognized when the vacation is utilized by the employee. Under U.S. GAAP, vacation expense is accrued for when earned by the employee.

  (e)
  Inflation accounting

        As mentioned in Note 2 b), PEMEX's consolidated financial statements recognize the effects of inflation pursuant to NIF-06-BIS "A" Section A, which requires that non-monetary assets, including inventories of materials and supplies and fixed assets be restated to their net realizable value (in the case of inventories) or in the case of fixed assets, through appraisals made by independent appraisers or by using the specific price index, with the difference being recorded as a revaluation surplus in equity.

        U.S. GAAP does not require the recognition of the effects of inflation on the consolidated financial statements. Since NIF-06-BIS "A" Section A is not deemed to be a comprehensive method of accounting for inflation (as discussed in Note 15), PEMEX has eliminated retroactively to 1992 the effect of revaluation of fixed assets, inventories and costs of sales from the reconciliation of income and equity. PEMEX has not adjusted the depreciation effect of fixed asset revaluations prior to 1992 under NIF-06-BIS "A" section A for the reconciliation of income and equity. For U.S. GAAP purposes, the 1992 balances became the historical basis of the fixed assets.

  (f)
  Fixed assets-depreciation

        Under Mexican GAAP, PEMEX depreciates the book value of its fixed assets, which includes amounts capitalized for foreign exchange losses and restatements for inflation. For U.S. GAAP purposes, PEMEX has reversed the depreciation expense attributable to restatements for inflation (adjustment (e)) and foreign currency exchange losses (adjustment (g)) which are included in the Mexican GAAP basis of the fixed assets.

  (g)
  Fixed assets-foreign currency exchange losses

        Under Mexican GAAP, exchange losses arising from debt are capitalized as part of fixed assets any remaining net exchange differences is reflected in the statement of operations as either a debit to costs and operating expenses or a credit to revenues.

        Under U.S. GAAP, all exchange gains or losses have been recognized in results of operations for 2001, 2000 and 1999 in the reconciliation of income and equity. In addition, under U.S. GAAP, foreign currency transaction gains or losses would be reported as non-operating income or expenses. As further explained in Note 5 b), there were no foreign currency exchange losses capitalized in 2001 and 1999, primarily as a result of the appreciation of the peso against the U.S. dollar, and therefore, no adjustment has been recognized in the reconciliation for 2001 and 1999.

  (h)
  Fixed assets-capitalization of interest

        Under Mexican GAAP, interest is capitalized to property, plant and equipment based upon total interest cost incurred on loans allocated to construction projects, regardless of whether or not the amounts borrowed have been spent on such projects.

        Under U.S. GAAP, interest is capitalized based upon total interest incurred in proportion to additions to construction in progress. PEMEX has accordingly adjusted its results of operations and equity to reflect the U.S. GAAP requirements for capitalizing interest. The adjustment for capitalized interest is presented net of the effects of depreciation related to amounts previously capitalized for such assets.

        Interest costs for the years ended December 31, 2001, 2000, and 1999, for Mexican GAAP and U.S. GAAP purposes were allocated as follows:

	2001		2000		1999
Under Mexican GAAP:
Interest capitalized in fixed assets	Ps.	3,779,541	Ps.	3,913,180	Ps.	5,119,428
Interest in the specific oil-field exploration and depletion reserve		86,553		814,739		864,553
Interest expense		15,832,884		15,618,066		9,846,918

Total interest cost	Ps.	19,698,978	Ps.	20,345,985	Ps.	15,830,899

Under U.S. GAAP:
Interest capitalized in fixed assets	Ps.	5,112,410	Ps.	4,273,611	Ps.	5,713,187
Interest expense		14,586,568		16,072,374		10,117,712

Total interest cost	Ps.	19,698,978	Ps.	20,345,985	Ps.	15,830,899

  (i)
  Fixed asset impairment

        For U.S. GAAP purposes, PEMEX follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 provides criteria for when and in what circumstances an impairment loss (write-down) should be recorded and the manner in which the write-down should be measured. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, the impairment criteria is met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. The asset is written down to fair value, if available, or the present value of expected future cash flows. PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field by field basis.

        In determining the estimated future cash flows for impairment purposes for all periods presented, hydrocarbon duties based on sales to third parties have not been included in the net cash flow calculation. In accordance with the requirements of SFAS No. 121, management believes that the hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to its parent, and therefore are properly excluded from the net cash flow calculation.

        In 2001, 2000 and 1999, PEMEX recorded impairment charges which reduced long-term assets with a corresponding charge to operations of Ps. 5,571,939, Ps. 3,236,480 and Ps. 3,928,205, respectively. The amounts appearing in the income reconciliation are net of the reversal of the depreciation expense which is being recorded under Mexican GAAP for the basis difference. In 2001, the expense relates primarily to oil and gas producing properties and petrochemical plants. In 2000, the expense relates primarily to refining assets and petrochemical plants. In 1999, the expense relates primarily to exploration and production assets and secondary petrochemical plants, with an immaterial amount of impairment being related to gas and basic petrochemical assets. Expected cash flows and fair values were estimated internally using PEMEX methodology and practices for valuing similar properties to be acquired or sold.

  (j)
  Depreciation convention

        Under Mexican GAAP, PEMEX begins to depreciate assets the year after which they are placed in service. In accordance with U.S. GAAP, assets should be depreciated from the date placed in service or using a mid-year convention. For the years ended December 31, 2001 and 2000, due to significant new PIDIREGAS financed through the Master Trust, an adjustment for depreciation has been recognized in the U.S. GAAP reconciliation. Additional U.S. GAAP depreciation for the year ended December 31, 1999 related to PIDIREGAS was immaterial and thus not considered as an adjustment to the reconciliation as of that date.

  (k)
  Accounting for derivatives

Through December 31, 2000:

        Written instruments:    Under Mexican GAAP, PEMEX records income on its written options as the premiums are collected. Gains and losses on written options are recognized on a cash basis on each contractual payment date. Under U.S. GAAP, PEMEX records option premiums as deferred income when received and amortizes the deferred income in relation to the market value of the option with gains and losses recorded in current operations.

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

Policy:

        Effective January 1, 2001, for U.S. GAAP purposes, PEMEX adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by SFAS No. 137 and SFAS No. 138 and as interpreted by the Derivative Implementation Group (DIG). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

        Hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship. On at least a quarterly basis, PEMEX assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods. PEMEX considers hedge accounting to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction.

        If a derivative instrument qualifies as a fair value hedge under the applicable guidance and is documented as such, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge under the applicable guidance and is documented as such, the effective portion of the hedging instrument's gain or loss is reported in stockholders' equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders' equity to earnings are classified in accordance with earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative's fair value change, where that derivative is used in a cash flow hedge, is recorded in current earnings. Classification in the statement of operations of the ineffective portion of the hedging instrument's gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a cash flow hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statements of operations.

        PEMEX has entered into contracts for the purchase and/or sale of oil and gas. While some of these contracts meet the definition of a derivative under SFAS No. 133, PEMEX has determined that the normal purchase or normal sale exception applies to such contracts. Accordingly, such contracts are not accounted for as derivatives pursuant to SFAS No. 133.

        PEMEX also evaluates contracts for "embedded" derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS No. 133 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings, to the extent that the hybrid instrument is not already accounted at fair value.

        When hedge accounting is discontinued due to PEMEX's determination that the derivative no longer qualifies as an effective fair value hedge, PEMEX will continue to carry the derivative on the balance sheet at its fair value. The related hedged asset or liability will cease to be adjusted for changes in fair value that are due to the previously hedged risk. When PEMEX discontinues hedge accounting in a cash flow hedge because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized in current earnings. If a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains and losses are recognized in current earnings.

        An adjustment of the carrying amount of a hedged asset held for sale would remain part of the carrying amount of that asset until the asset is sold, at which point the entire carrying amount of the hedged asset would be recognized as the cost of the item sold in determining earnings. An adjustment of the carrying amount of a hedged interest-bearing financial instrument shall be amortized to earnings; amortization shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. As of December 31, 2001, PEMEX had not discontinued any hedge accounting.

Impact of adoption:

        In accordance with the transition provisions of SFAS No. 133, PEMEX recorded a cumulative effect adjustment totaling Ps. 3,791,269 (benefit to earnings) as of January 1, 2001. There was no cumulative effect adjustment in other comprehensive income as of this date since PEMEX did not have any cash flow hedges upon adoption.

        The principal differences between the cumulative effect adjustment under Mexican GAAP and U.S. GAAP relate to the following:

  •
  As disclosed in Note 10, PEMEX has entered into cross currency swaps under which it swaps principal and interest payments on non-U.S. dollar-denominated obligations for U.S. dollar amounts. This limits PEMEX's exposure to fluctuations in these currencies as they relate to the U.S. dollar. Under U.S. GAAP, foreign currency hedges can only be designated as such when hedging the risk to the entity's functional currency, and therefore, these contracts do not qualify for hedge accounting under U.S. GAAP although they do under Mexican GAAP Bulletin C-2, which has no similar requirement that foreign currency hedge transactions be carried out in their functional currency.

  •
  Given the need for specialized technology, PEMEX enters into infrastructure and supply contracts whose settlement terms are denominated in or linked to the U.S. dollar. Such contracts are generally entered into with companies whose functional currency is not the U.S. dollar, thus creating a foreign currency embedded derivative which is bifurcated and evaluated separately under U.S. GAAP. Such embedded derivatives are not required to be bifurcated under Mexican GAAP Bulletin C-2 since they are considered normal provisions of contracts in Mexico.

  •
  Lastly, under Mexican GAAP Bulletin C-2, PEMEX recognized a loss on the fair value of the equity swap contracts related to the Repsol shares (see Note 10). As more fully described in Note 19 I (l), under U.S. GAAP, the Repsol shares did not meet the definition of a true sale therefore the swap would not have been fair valued under SFAS No. 133.

Other required disclosures:

Fair value hedges

        For the year December 31, 2001, PEMEX recognized a net gain of Ps. 381,465 reported as "interest net" in the consolidated Statements of Operation, which represented the ineffective portion of all fair-value hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

Cash flow hedges

        For the year December 31, 2001, PEMEX recognized a net gain (loss) of Ps. 470,652 reported as "interest net" in the consolidated Statements of Operations, which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

        For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged item is recorded in the same period the forecasted transaction affects earnings. None were reclassified in 2001.

  (l)
  Sale of shares of Repsol

        As discussed in Note 10, under Mexican GAAP, PEMEX recorded a Ps. 118,742 gain in 2000 and a Ps. 242,408 gain in 1994 on the transfer of its Repsol shares. For U.S. GAAP purposes, the transfer of the shares does not meet the criteria for sale recognition and, accordingly, the gain was reversed and the transfer of the shares treated as a financing transaction. Therefore, under U.S. GAAP, the Repsol shares would be evaluated pursuant to SFAS No. 115 (see Note 19 (p)), and the liability equal to the notional amount resulting from these transactions would also be reflected on the balance sheet.

  (m)
  Sale of air transport assets

        Under Mexican GAAP, during 1994, PEMEX recorded a gain of Ps. 340,969 on the sale of its air transport division to a newly created company, Servicios Aéreos Especializados Mexicanos, S.A. ("SAEMSA"), in exchange for a 49% ownership interest in that company plus other consideration of Ps. 291,103. Under Mexican GAAP, the gain was calculated by including the imputed fair value of the 49% interest in SAEMSA which was received by PEMEX as part of the sale proceeds. Under the sale agreement, PEMEX will continue to have more than a minor use of the property through a leaseback. For U.S. GAAP purposes, this transaction is treated as a sale-leaseback; accordingly, the realized gain was deferred and will be amortized into income over the term of the lease. The amortization of the deferred gain during 1999 amounted to Ps. 34,097. At December 31, 1999, the deferred gain related to this transaction was fully amortized to income.

  (n)
  Profit in inventory

        Under Mexican GAAP, PEMEX values crude oil and derivatives for export at net realizable value with the difference between the net realizable value and cost recorded in earnings. In contrast, U.S. GAAP requires that inventories be recorded at net realizable cost, but not to exceed cost. For U.S. GAAP purposes, PEMEX has eliminated the effect of profit in inventory and has increased such amount to U.S. GAAP loss presented. For the year ending December 31, 1999, this adjustment was immaterial to the U.S. GAAP reconciliation primarily due to reduced volumes of crude inventory at year-end 1999.

  (o)
  Advance payments on minimum guaranteed dividend

        Under Mexican GAAP, advance payments on the minimum guaranteed dividend owed to the Mexican Government derived from the capitalization of debt as described in Note 13 are recorded as an account receivable prior to formalization of the amount by the Board of Directors.

        Under U.S. GAAP, such receivable balances are considered as a reduction in equity. PEMEX has accordingly adjusted equity to reflect the minimum guaranteed dividend payment as a reduction in equity.

        The effective rate used to calculate the minimum guaranteed dividend is LIBOR plus 0.8125% (which was in a range from 3.4475% to 7.4626% and from 7.1820% to 7.8055% for 2001 and 2000, respectively).

        The scheduled maturities on the original principal amount of the capitalized debt over the next five years, and thereafter, is as follows:

Year
2002	U.S.$	873,848
2003		873,848
2004		873,848
2005		873,848
2006		873,848

Total	U.S.$	4,369,240

  (p)
  Accounting for investment securities

        PEMEX follows SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" for U.S. GAAP purposes. PEMEX has classified its investment securities as "Available-for-Sale" and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive income (loss). The fair value of the securities is determined by quoted market prices at December 31, 2001, 2000 and 1999. The cost and fair value of PEMEX's investments at December 31, 2001, 2000 and 1999 is as follows:

	Cost		Fair Value		Unrealized Gain
2001	Ps.	3,968,724	Ps.	7,814,338	Ps.	3,845,614
2000	Ps.	3,968,724	Ps.	9,054,998	Ps.	5,086,724
1999	Ps.	3,968,724	Ps.	12,977,092	Ps.	9,008,368

        Under Mexican GAAP, investment securities are carried at cost. The unrealized gain for U.S. GAAP purposes is largely explained by the appreciation of the underlying security price.

II.    Additional disclosure requirements:

  (a)
  Consolidation of Pemex Finance

        As more fully disclosed in Note 7, PEMEX and certain subsidiaries entered into several agreements with Pemex Finance. Under these contracts, Pemex Finance purchases certain accounts receivable and rights to future receivables. Pemex Finance obtains resources for such purchases through the placement of debt instruments in the international markets.

        In conjunction with the adoption of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", a replacement of SFAS No. 125, PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities as well as the transition provisions of a Qualified Special Purpose Entity ("QSPE") and determined that Pemex Finance does not qualify as a QSPE under the new standard. Consequently, as of December 31, 2001, the U.S. GAAP consolidated total assets would have decreased by Ps. 838,337 and total liabilities would have decreased by Ps. 2,299,674. Had Pemex Finance been consolidated, there would not have been any effect on equity or net income.

  (b)
  Special Tax on Production and Services ("IEPS Tax")

        Under Mexican GAAP, the IEPS Tax is reflected as part of "Net domestic sales" when charged to customers and then deducted from "Income before hydrocarbon extraction duties, special tax on production and services and other."

        Under U.S. GAAP, this tax would have no net effect on revenues nor would it be deducted after "Income before hydrocarbon extraction duties, special tax on production and services and other", as both the amount charged to customers and the amount accrued as payable to the tax authorities would be reflected in revenues.

        As a result, under U.S. GAAP, revenues would have been less than those reflected under Mexican GAAP by Ps. 95,198,729, Ps. 69,556,520 and Ps. 88,349,243, for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, those amounts would not have been deducted after "Income before hydrocarbon extraction duties, special tax on production and services and other."

  (c)
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

        The following table details the effects discussed above using Mexican GAAP measurement methods and U.S. GAAP presentation:

	2001		2000		1999
Cash flows from operating activities:
Net loss for the year plus or less charges or credits not requiring the use of cash:
Following U.S. GAAP presentation	Ps.	37,096,160	Ps.	44,966,205	Ps.	38,151,056
Difference(1)		(647,298)		53,568		(1,202,856)

Under Mexican GAAP		36,448,862		45,019,773		36,948,200

Increase (decrease) in assets and liabilities:
Following U.S. GAAP presentation		(8,023,485)		(21,402,881)		(21,757,232)
Differences
Accounts receivable(2)		(3,344,538)		467,523		2,211,163
Inventory(1)		(278,493)		(159,791)		139,497
Sundry credits reserve(1)		1,390,267		563,594		239,037

Under Mexican GAAP		(10,256,249)		(20,531,555)		(19,167,535)

Following U.S. GAAP presentation		29,072,674		23,563,324		16,393,824
Differences		(2,880,061)		924,894		1,386,841

Under Mexican GAAP	Ps.	26,192,613	Ps.	24,488,218	Ps.	17,780,665

Cash flows from financing activities:
New long-term debt financing	Ps.	114,440,035	Ps.	77,407,465	Ps.	68,091,176
Financing payments		(91,904,916)		(52,835,673)		(64,101,015)
Dividends paid to the Mexican Government		(2,152,788)		(5,563,799)		(5,137,889)
Advance payment on minimum guaranteed dividends		—		(231,074)		(779,517)
Retained earnings adjustments		544,370		(68,692)		968,774
Sale of future accounts receivable		(7,290,971)		8,675,835		26,702,250

Net increase in financing following U.S. GAAP presentation		13,635,730		27,384,062		25,743,779
Difference:
Foreign currency exchange loss		(8,400,963)		(461,029)		(3,652,678)
Interest accrued, not paid		454,849		392,771		1,156,428
Dividends paid to the Mexican Government(3)		(3,411,011)		425,910		2,074,142
Notes payable to contractors		(2,497,711)		15,599,161		1,799,315

Net (decrease) increase in financing under Mexican GAAP	Ps.	(219,106)	Ps.	43,340,875	Ps.	27,120,986

	2001		2000		1999
Cash flows from investing activities:
Acquisition of fixed assets	Ps.	(52,167,537)	Ps.	(60,633,593)	Ps.	(38,697,694)
Disposal of fixed assets(4)		12,809,048		12,383,376		4,950,878

Net investment at cost in property, wells, plants and transportation equipment under U.S. GAAP		(39,358,489)		(48,250,217)		(33,746,816)
Capitalized exchange loss		—		(139,692)		—
Acquisitions not requiring cash		—		(15,599,161)		(1,799,315)

Net investment at cost in property, wells, plants and transportation equipment under Mexican GAAP (including capitalized exchange loss and interest)	Ps.	(39,358,489)	Ps.	(63,989,070)	Ps.	(35,546,131)

Supplemental cash flow information:
Cash payments for taxes	Ps.	288,676,019	Ps.	288,474,111	Ps.	194,162,822
Cash payments for interest, net of amount capitalized		18,687,520		19,953,214		14,405,871

(1)
The items that are excluded from the determination of cash flows under SFAS No. 95 are the provision for both doubtful accounts and obsolete inventories.

(2)
The difference is due to the effects of the advanced payments on minimum guaranteed dividend and the foreign currency translation gain on accounts receivable.

(3)
The difference is because for Mexican GAAP purposes, the dividends to the Mexican Government are those approved by the Board of Directors of Petróleos Mexicanos in a given year whereas for U.S. GAAP purposes, such dividends are the amount paid in that year.

(4)
Disposal of fixed assets did not generate material cash flow.

        Cash and cash equivalents include all cash balances and highly liquid instruments purchased with an original maturity of three months or less.

  (d)
  Environmental, dismantlement and abandonment

        Environmental:

        PEMEX estimates its environmental liabilities on a site-by-site basis based on the best available information. After an affected area is identified, PEMEX establishes accruals for its environmental liabilities using costs of prior or current remediation works with similar characteristics. PEMEX establishes accruals using estimates based on costs of similar remediation works most recently contracted and in progress at that time.

        In 1999, PEMEX implemented new internal guidelines for estimating and recording environmental liabilities. The guidelines, Pasivos Ambientales: Definición y Lineamientos para su Cuantificación y Registro Contable (Environmental Liabilities: Definition and Guidelines for their Quantification and Accounting Treatment), sought to standardize and improve upon PEMEX's internal procedures for identifying necessary remediation works and estimating and monitoring environmental liabilities. These guidelines codified existing policy with respect to estimating environmental liabilities, and establish that an environmental liability exists when:

  •
  as a result of the activities of PEMEX, an affected area is identified in a particular site, and PEMEX undertakes a formal commitment to correct the environmental deficiency, in accordance with the criteria, guidelines, standards and legal framework in force; and

  •
  a reasonable estimate of the costs of remediation or clean-up of the identified affected area has been made, including the costs of the assessment studies.

        As stated above, in accordance with past and present internal guidelines, PEMEX conducts site-by-site studies to identify environmental liabilities and develop a reasonable estimate of such liabilities. These guidelines consider many factors but are tailored to specific Mexican requirements. Each contaminated site must be characterized, quantified and assessed through a specific study. The contamination of the affected sites may extend to the soil, subsoil and bodies of water, including water deposits, lagoons, swamps and others. These sites may be located inside PEMEX's facilities, in surrounding areas, in abandoned areas where PEMEX had activity in the past or along the pipelines.

        Once the corresponding contaminated site has been identified and evaluated, expenses for the cleanup of (i) hydrocarbon seepage and other spills that may cause pollution and that cannot be corrected in a short timeframe, (ii) water deposits and (iii) the concentration of hazardous residuals, will be included in the remediation or restoration of affected areas. Estimates are kept current based on best available information.

        Based on reports from field managers and other available information, management prepares reports for identified affected areas on a periodic basis. When the contamination relates to a new incident, PEMEX informs PROFEPA and responds immediately to eliminate the cause of the incident or to minimize its effects. Subsequently, PEMEX and PROFEPA jointly determine whether the contamination has been eliminated or if additional actions are necessary for the remediation of the site.

        PEMEX believes its environmental liabilities are probable when its initial studies reveal the existence of contamination in the inspected areas at levels above those permitted by Mexican law, indicating that PEMEX will have to perform remediation works necessary to bring the site into compliance. PEMEX believes the liability is reasonably estimable when (i) an assessment of the size of the affected area has been made, (ii) it has compared the affected area to other affected areas identified and addressed in the past, and (iii) based on PEMEX's experience with current or recent works on similar sites, PEMEX can assess the estimated remediation costs in order to be able to calculate the corresponding environmental liability. Thus, PEMEX accrues for these environmental liabilities when it identifies affected areas with contamination levels above those permitted by Mexican law and PEMEX is able to make a reasonable estimate of the size of the affected area and the remediation cost. In addition, PEMEX periodically revises its estimates of environmental liabilities as it obtains new information during the course of the remediation works in order to ensure its estimates are based on the most accurate and updated information.

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

        During 2001 and 2000, PEMEX invested Ps. 3,349,000 and Ps. 2,711,000, respectively, in various environmental projects. The most important of these projects have been directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas. Currently, PEMEX is developing a procedure (Procedimiento para la Determinación de Gastos Asociados a las Actividades de Seguridad Industrial y Protección Ambiental) to determine the costs and expenses related to the activities associated with integral safety and environmental management.

        Management of PEMEX believes that its operations are in substantial compliance with the Environmental Law as such law has been historically interpreted and enforced.

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

        PEMEX has contracted insurance policies to cover the cost of certain environmental contingencies. The liability accruals are not reflected net of any amounts forthcoming under such policies.

        Environmental liabilities accrued in the consolidated financial statements, for both Mexican GAAP and U.S. GAAP purposes, as of December 31, 2001 and 2000 are divided among the operating units as follows:

	2001		2000
Pemex—Exploration and Production	Ps.	1,315,608	Ps.	1,787,169
Pemex—Refining		846,638		918,646
Pemex—Gas and Basic Petrochemicals		131,383		109,581
Pemex—Petrochemicals		22,546		22,362

Total Environmental Liability Accrual	Ps.	2,316,175	Ps.	2,837,758

        Dismantlement and abandonment costs:

        Under current Mexican law, PEMEX's legal obligation related to dismantlement and abandonment activities is governed by the following two federal laws: the Petroleum Works Law and the Environmental Law described above. Although PEMEX is subject to other laws and regulations established at a local level in areas where PEMEX undertakes petroleum extractive activities, these local laws and regulations do not contain any specific guidance on abandonment, restoration and removal of oil and gas facilities or otherwise impose a higher standard on PEMEX in this regard. The United Mexican States is not a party to any international treaty or convention that would affect PEMEX's understanding of its obligation with regard to dismantlement and abandonment activities. Thus, the only relevant law for PEMEX as to abandonment, and removal of facilities related to oil- and gas-producing activities is Mexican federal law.

        The Petroleum Works Law provides that wells must be plugged, or in certain special cases capped, to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. The Petroleum Works Law requires that PEMEX plug a well when it turns out to be dry, invaded with salt water or abandoned due to a mechanical accident, or once a well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production. All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and convenient manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface.

        PEMEX must obtain authorization from the Ministry of Energy before performing any plugging activities. The Petroleum Works Law also states that the Ministry of Energy may also authorize temporary plugging of exploratory wells where production of hydrocarbons is commercially feasible but for which there are no adequate means for its exploitation.

        PEMEX monitors and reviews its own internal estimates of costs to undertake dismantlement and abandonment at levels consistent with Mexican legal requirements and guidelines for oil and gas industry extractive activities. Estimates as to aggregate costs consider PEMEX's operational specifics such as its number of onshore and offshore wells, depth of wells, varying nature of offshore platforms, expected production lives, current expectations as to when the costs will be incurred based on present production rates and other operational specifics. The actual costs incurred in the dismantlement and retirement of wells are considered where practicable, as described above. The average cost for plugging and dismantlement varies from producing region to producing region and from platform to platform. For the offshore regions, to the extent that actual costs are not available due to limited plugging and dismantlement activity historically, PEMEX uses estimates based on services costs. The estimated costs are both peso- and U.S. dollar-denominated.

  (e)
  Pensions and seniority premiums

        PEMEX follows SFAS No. 87 for the calculation of seniority premiums and pension expense under U.S. GAAP.

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

        An alternative approach to actuarial assumptions where benefits are indexed to inflation (which is not generally the case in Mexico) would be to eliminate the effect of inflation in the assumptions (i.e., use real rates). PEMEX believes that the effect on the U.S. GAAP reconciliation of net loss would not be materially different under this approach. However, the "accumulated benefit obligation" and the related minimum liability for pensions can be affected by the discount rate used. Under SFAS No. 87, the accumulated benefit obligation is the present value of expected future benefit payments based upon an employee's service to date without assuming any increase in the employee's compensation. If the accumulated benefit obligation were calculated using an assumed real discount rate of 4.6%, the accumulated benefit obligation calculated under SFAS No. 87 would be Ps. 162,412,847.

        The components of net seniority premium and pension plan cost, calculated in accordance with SFAS No. 87, consist of the following:

	2001		2000		1999
Service cost: benefits earned during the year	Ps.	4,311,446	Ps.	3,382,551	Ps.	2,931,948
Interest cost on projected benefit obligation		16,490,339		15,427,141		12,180,626
Expected return on plan assets		(996,151)		(1,196,607)		(599,638)
Net amortization and deferral		3,840,020		2,989,946		2,409,896
Amortization of net transition obligation		1,122,160		1,122,160		1,122,160

Net cost under U.S. GAAP		24,767,814		21,725,191		18,044,992
Net cost under Mexican GAAP		24,504,338		21,521,314		18,034,250

Additional expense that would be recognized under U.S. GAAP	Ps.	263,476	Ps.	203,877	Ps.	10,742

        Actuarial assumptions used in the calculation of net seniority premium and pension plan cost under U.S. GAAP as of December 31 are:

	2001	2000	1999
Discount rate	11.00%	12.00%	14.00%
Rates of increase in compensation levels	7.00%	8.00%	10.00%
Expected long-term rate of return on assets	12.00%	13.00%	15.00%

        The combined seniority premium and pension plan liability as of December 31, under SFAS No. 87 is as follows:

	2001		2000
Accumulated benefit obligation	Ps.	132,233,686	Ps.	107,038,918

Projected benefit obligation	Ps.	168,703,289	Ps.	140,678,169
Plan assets at fair value		5,803,396		9,330,702

Projected benefit obligation in excess of plan assets		162,899,893		131,347,467
Unrecognized net loss		(32,376,030)		(29,206,268)
Unrecognized transition obligation		(3,366,491)		(4,488,651)
Prior service cost		(36,582,030)		(29,949,677)

Accrued liability under U.S. GAAP		90,575,342		67,702,871
Accrued costs recognized in the consolidated balance sheet under Mexican GAAP		87,066,665		64,457,616

Net U.S. GAAP adjustment to seniority premium and pension plan liability	Ps.	3,508,677	Ps.	3,245,255

Additional minimum liability	Ps.	35,854,948	Ps.	30,005,345

        The plan's assets consist primarily of cash, investments and an interest in a real estate joint venture.

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

  (f)
  Post retirement benefits

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

        For Mexican GAAP purposes, PEMEX has included the projected costs associated with the supplemental payments in its determination of pension obligation under Bulletin D-3, but has excluded the costs associated with medical care, which is accounted for on a pay-as-you-go basis. There are no plan assets for post-retirement benefits.

        The components of other post-retirement benefits expense consist of the following for the years ended December 31, 2001, 2000 and 1999:

	2001						2000						1999
	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total
Service cost	Ps.	1,415,698	Ps.	1,053,039	Ps.	2,468,737	Ps.	1,117,257	Ps.	867,337	Ps.	1,984,594	Ps.	914,594	Ps.	705,447	Ps.	1,620,041
Interest cost		5,943,506		5,476,212		11,419,718		5,608,284		5,198,901		10,807,185		4,686,841		4,311,381		8,998,222
Amortization of actuarial gains and losses		55,193		856,695		911,888		409,008		671,637		1,080,645		369,983		588,400		958,383

Amortization of prior service cost and plan amendments		1,617,442		151,319		1,768,761		971,961		151,319		1,123,280		699,196		151,319		850,515
Amortization of transition obligation		418,020		518,346		936,366		418,020		518,346		936,366		418,020		518,346		936,366

Net expense under U.S. GAAP		9,449,859		8,055,611		17,505,470		8,524,530		7,407,540		15,932,070		7,088,634		6,274,893		13,363,527
Expense under Mexican GAAP		9,344,079		2,095,362		11,439,441		8,380,310		1,774,465		10,154,775		6,988,788		1,307,144		8,295,932

Additional expense under U.S. GAAP	Ps.	105,780	Ps.	5,960,249	Ps.	6,066,029	Ps.	144,220	Ps.	5,633,075	Ps.	5,777,295	Ps.	99,846	Ps.	4,967,749	Ps.	5,067,595

        Actuarial assumptions used in the calculation of other post-retirement benefits under U.S. GAAP as of December 31 were:

	2001	2000	1999
Discount rate	11.00%	12.00%	14.00%
Health care cost trend rate	7.00%	8.00%	10.00%

        Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the health care cost trend rate is to increase net expense for post-retirement benefits by Ps. 1,397,913 (Ps. 1,292,063 for 2000) and increase the accumulated post-retirement benefit obligation by Ps. 9,479,221 (Ps. 8,249,215 for 2000). The effect of a 1% decrease in the health care cost trend rate is to decrease net expense for post-retirement benefits by Ps. 1,220,234 (Ps. 1,072,910 for 2000) and decrease the accumulated post-retirement benefit obligation by Ps. 8,565,254 (Ps. 6,983,839 for 2000).

        The other post-retirement benefit liability as of December 31, 2001 and 2000 is as follows:

	2001						2000
	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total
Accumulated unfunded post retirement benefit obligation:
Retirees	Ps.	31,387,428	Ps.	35,383,590	Ps.	66,771,018	Ps.	27,979,125	Ps.	29,917,005	Ps.	57,896,130
Fully eligible active participants		1,463,475		1,125,781		2,589,256		1,410,301		755,789		2,166,090
Other active plan participants		22,980,180		19,278,672		42,258,852		21,615,697		16,000,372		37,616,069

Total		55,831,083		55,788,043		111,619,126		51,005,123		46,673,166		97,678,289
Unrecognized actuarial (gains) losses		7,752,616		(22,519,106)		(14,766,490)		(2,837,908)		(18,694,813)		(21,532,721)
Prior service cost and plan amendments		(32,416,108)		(1,803,422)		(34,219,530)		(23,680,190)		(1,954,741)		(25,634,931)
Unamortized transition obligation		(4,506,567)		(5,601,138)		(10,107,705)		(4,924,587)		(6,119,484)		(11,044,071)

Net post-retirement benefit liability: U.S. GAAP		26,661,024		25,864,377		52,525,401		19,562,438		19,904,128		39,466,566
Mexican GAAP		26,904,256		—		26,904,256		19,911,397		—		19,911,397

Net U.S. GAAP adjustment	Ps.	(243,232)	Ps.	25,864,377	Ps.	25,621,145	Ps.	(348,959)	Ps.	19,904,128	Ps.	19,555,169

        Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances of plan assets' fair value and the accumulated benefit obligation.

	Seniority Premiums and Pension Benefits				Supplemental Payments				Health Services
	2001		2000		2001		2000		2001		2000
Change in benefit obligation
Benefits obligation at beginning of year	Ps.	140,678,169	Ps.	112,840,555	Ps.	51,005,123	Ps.	41,368,545	Ps.	46,673,166	Ps.	37,920,929
Service cost		4,311,446		3,382,551		1,415,698		1,117,257		1,053,039		867,337
Interest cost		16,490,339		15,427,141		5,943,506		5,608,284		5,476,212		5,198,901
Plan participant's contributions		—		—		—		—		—		—
Amendments		8,784,055		9,970,450		10,353,360		9,459,478		—		—
Actuarial (gains)/losses		4,847,291		4,543,317		(10,535,331)		(4,406,885)		4,680,988		4,460,464
Benefits paid		(6,408,011)		(5,485,845)		(2,351,273)		(2,141,556)		(2,095,362)		(1,774,465)

Benefits obligation at end of year	Ps.	168,703,289	Ps.	140,678,169	Ps.	55,831,083	Ps.	51,005,123	Ps.	55,788,043	Ps.	46,673,166

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	9,330,702	Ps.	11,933,446	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Actual return on plan assets		985,362		1,520,837		—		—		—		—
Company contributions		1,763,403		1,309,284		2,336,455		2,132,916		—		—
Plan participant's contributions		—		—		—		—		—		—
Benefits paid		(6,276,071)		(5,432,865)		(2,336,455)		(2,132,916)		—		—

Fair value of plan assets at end of year	Ps.	5,803,396	Ps.	9,330,702	Ps.	—	Ps.	—	Ps.	—	Ps.	—

(g)
Leases

        During 2001, 2000 and 1999, PEMEX's rent expense under operating leases amounted to Ps. 13,289, Ps. 49,379 and Ps. 69,762, respectively.

        PEMEX enters into non-cancelable lease arrangements for equipment used in the ordinary course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 2001:

	Capital Leases(1)		Operating Leases
2002	Ps.	691,462	Ps.	1,627
2003		543,402		—
2004		757,983		—
2005		633,323		—
2006		516,958		—
2007 and thereafter		1,881,591		—

	Ps.	5,024,719	Ps.	1,627

  (1)
  includes a total of Ps. 2,108,057 of imputed interest and commissions.

        Assets acquired under capital leases, together with their related depreciation, are included in "Properties, net".

(h)
Interest, net

        For Mexican GAAP purposes, "Interest, net" is presented as an operating cost in the statement of operations. For U.S. GAAP purposes, "Interest, net" would be presented as a non-operating item in the statement of operations.

(i)
Business segment information

        PEMEX's primary business is the exploration for and production of crude oil and natural gas and the refining and marketing of petroleum products conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

        The primary sources of revenue for the segments are as described below:

  •
  Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as, from the export of crude oil, through PMI, to international markets. Export sales are made through PMI to approximately 25 major customers in various foreign markets. Less than half (approximately 43%) of PEMEX crude is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

  •
  Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Refining's sales are to third parties and occur within the domestic market. The entity supplies the CFE with approximately 80% of its fuel oil production. Pemex-Refining's most profitable products are gasolines.

  •
  Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues for the entity are obtained through the sale of ethane and butane gases.

  •
  Pemex-Petrochemicals engages in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products, with the higher revenue generating products being methane derivatives, ethane derivatives and aromatics and derivatives.

        In making performance analyses for the entities, PEMEX management focuses on sales volumes and gross revenues as the primary indicators.

        Income (loss) and identifiable assets for each segment have been determined after intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX which reflect international market prices. All information presented herein is on a Mexican GAAP basis.

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2001:
Sales:
Trade	Ps.	111,166,914	Ps.	239,230,195	Ps.	65,282,808	Ps.	9,013,903	Ps.	20,636,342	Ps.	—	Ps.	445,330,162
Intersegment		153,838,141		8,788,293		27,516,653		2,794,650		179,869,540		(372,807,277)		—

Total net sales		265,005,055		248,018,488		92,799,461		11,808,553		200,505,882		(372,807,277)		445,330,162
Interest revenue		3,779,410		196,043		364,343		126,053		8,139,494		(9,876,474)		2,728,869
Interest expense		7,854,598		7,098,405		817,696		1,094,847		14,925,202		(15,957,864)		15,832,884
Net income (loss) for the year		8,785,168		(29,601,028)		626,726		(10,198,863)		(1,569,220)		(2,133,370)		(34,090,587)
Depreciation and amortization		17,070,157		6,688,398		3,041,165		861,701		791,946		—		28,453,367
Acquisition of fixed assets (3)		39,716,330		6,996,977		2,253,130		1,131,194		1,574,369		—		51,672,000
Total assets		330,326,527		159,168,158		50,579,783		24,910,332		404,144,993		(412,246,545)		556,883,248
Year ended December 31, 2000:
Sales:
Trade	Ps.	137,332,942	Ps.	230,059,161	Ps.	63,956,948	Ps.	12,183,505	Ps.	24,735,039	Ps.	—	Ps.	468,267,595
Intersegment		174,874,390		9,600,123		25,899,156		2,720,032		221,976,834		(435,070,535)		—

Total net sales		312,207,332		239,659,284		89,856,104		14,903,537		246,711,873		(435,070,535)		468,267,595
Interest revenue		1,440,422		168,612		146,969		140,352		12,795,601		(7,333,564)		7,358,392
Interest expense		7,791,613		5,095,985		637,231		464,829		15,887,019		(15,866,280)		14,010,397
Net income (loss) for the year		7,128,264		(23,138,923)		(317,025)		(6,089,717)		5,512,591		(2,805,582)		(19,710,392)
Depreciation and amortization		16,132,052		5,536,985		2,885,617		934,314		571,968		—		26,060,936
Acquisition of fixed assets(2)		47,248,730		30,198,372		4,986,457		1,262,954		(7,463,759)		—		76,232,754
Total assets		311,900,547		162,392,658		53,749,219		26,739,557		381,915,179		(373,229,637)		563,467,523
Year ended December 31, 1999:
Sales:
Trade	Ps.	83,634,745	Ps.	187,381,338	Ps.	38,685,177	Ps.	10,105,410	Ps.	15,007,109	Ps.	—	Ps.	334,813,779
Intersegment		92,281,333		6,699,593		13,898,662		1,930,196		138,504,622		(253,314,406)		—

Total net sales		175,916,078		194,080,931		52,583,839		12,035,606		153,511,731		(253,314,406)		334,813,779
Interest revenue		407,784		821,806		672,806		301,344		12,847,768		(10,752,880)		4,298,628
Interest expense		4,276,874		2,068,967		206,528		65,149		15,734,671		(10,897,602)		11,454,587
Net income (loss) for the year		(5,202,009)		(8,111,242)		848,958		(4,473,763)		(3,028,467)		(1,190,248)		(21,156,771)
Depreciation and amortization		14,079,496		5,057,886		3,087,577		1,106,596		609,471		—		23,941,026
Acquisition of fixed assets(1)		4,323,398		7,513,197		2,466,565		669,826		25,524,023		—		40,497,009
Total assets		231,824,328		141,822,632		42,182,869		26,553,108		387,924,754		(348,059,847)		482,247,844

(1)
In 1999, the Corporate, Subsidiary Companies and Other segment acquired fixed assets in the amount of Ps. 25,524,023, of which Ps. 25,202,280 are related to the Master Trust.
(2)
In 2000, the Corporate, Subsidiary Companies and Other segment acquired fixed assets in the amount of Ps. 31,003,126, of which Ps. 30,600,179 are related to the Master Trust and Ps. 38,466,885 of completed assets were transferred from the Master Trust to Subsidiary Entities who will maintain and operate the fixed assets.
(3)
In 2001, the Corporate, Subsidiary Companies and Other segment acquired fixed assets in the amount of Ps. 34,402,742, of which Ps. 33,994,644 are related to the Master Trust and Ps. 32,828,373 of completed assets were transferred from the Master Trust to Subsidiary Entities who will maintain and operate the fixed assets.

        Geographical segment information:

        The majority of PEMEX's operations are in Mexico. The following shows PEMEX's domestic and export sales for the years ended December 31:

	2001		2000		1999
Domestic sales	Ps.	303,853,144	Ps.	292,880,287	Ps.	226,137,090

Export sales:
United States		123,624,322		137,065,181		84,278,772
Canada, Central and South America		1,161,540		19,573,224		10,900,272
Europe		13,895,101		15,591,932		11,052,419
Far East		2,796,055		3,156,971		2,445,226

Total export sales		141,477,018		175,387,308		108,676,689

Total sales	Ps.	445,330,162	Ps.	468,267,595	Ps.	334,813,779

        PEMEX does not have significant long-lived assets outside of Mexico.

  (j)
  Valuation and qualifying accounts

        The valuation and qualifying accounts for PEMEX are as follows:

Description	Balance at beginning of period		Additions charged to costs and expenses		Deductions		Balance at end of period
For the year ended December 31, 1999:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	670,751	Ps.	306,427	Ps.	460	Ps.	976,718
Allowance for slow-moving inventory and obsolescence	Ps.	2,281,359	Ps.	489,031	Ps.	349,534	Ps.	2,420,856
For the year ended December 31, 2000:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	976,718	Ps.	331,470	Ps.	93,592	Ps.	1,214,596
Allowance for slow-moving inventory and obsolescence	Ps.	2,420,856	Ps.	194,422	Ps.	354,213	Ps.	2,261,065
For the year ended December 31, 2001:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	1,214,596	Ps.	147,847	Ps.	104,148	Ps.	1,258,295
Allowance for slow-moving inventory and obsolescence	Ps.	2,261,065	Ps.	195,616	Ps.	474,109	Ps.	1,982,572

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

  (k)
  Significant risks and uncertainties

Environmental

        The ultimate costs to be incurred in relation to PEMEX's environmental contingencies may exceed the total amounts reserved. Additional liabilities may be accrued as the assessment work is completed and formal remedial plans are formulated. Numerous factors affect the reliability and precision of clean-up cost estimates, including the individual characteristics of the site, the lack of specific guidance in levels of permissible pollution and type of technology available for the remediation as well as general economic factors such as inflation.

        As discussed previously, PEMEX accrues an environmental liability when a reasonable estimate of the costs for remediation or clean-up of the identified affected area has been made. In cases, investigations are not yet at a stage where PEMEX is able to quantify the liability or estimate a range of possible exposure. In such cases, the amounts of PEMEX's liabilities are indeterminate due to the unknown magnitude of possible contamination, the imprecise and conflicting engineering evaluations and estimates of proper cleanup methods and costs, the unknown timing and extent of the corrective actions that may be required, and the ambiguities in Mexican environmental laws and regulations.

        PEMEX is not aware of any unasserted claims or assessments, which may give rise to an environmental liability, and therefore, no amounts related to such items have been reflected in the environmental accrual.

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

Labor

        PEMEX employees belonging to the Petroleum Workers' Union of the Mexican Republic represent approximately 79% of the workforce. They have a collective bargaining agreement which is renegotiated every two years and has no firm expiration date.

Product prices

        Because PEMEX's major products are commodities, significant changes in the prices of crude oil, natural gas and chemical products could have a significant impact on PEMEX's results of operations in any particular year. Crude oil represents approximately 34% of PEMEX's sales revenues net of IEPS Tax which makes it reasonably possible that PEMEX is vulnerable to near-term severe impacts from fluctuations in prices.

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

  (l)
  Capitalized software costs

        Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs as of December 31, 2001 and 2000 amounted to Ps. 706,665 and Ps. 643,800, respectively. Amortization expense for the years ended December 31, 2001, 2000 and 1999 amounted to Ps. 201,150, Ps. 167,128, and Ps. 89,321, respectively.

  (m)
  Recently issued accounting standards

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations" which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB Opinion No. 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS No. 141 did not have a material impact on the consolidated financial statements.

        Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 became effective for fiscal years beginning after December 15, 2001. SFAS No. 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that the adoption of SFAS No. 142 will have on its consolidated financial statements.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS No. 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS No. 143 may have on the consolidated financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS No. 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS No. 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS No. 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS No. 144 will have on the consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact that the adoption of SFAS No. 145 will have on the consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather then on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS No. 146 will have on the consolidated financial statements.

20.  Subsidiary guarantor information

        The following consolidating information presents condensed balance sheets at December 31, 2001 and 2000 and condensed statements of operations and changes in financial position for the years ended December 31, 2001, 2000 and 1999 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex-Petrochemicals and the consolidated Subsidiary Companies.

        These statements are prepared in conformity with accounting principles generally accepted in Mexico and, as to the recognition of inflation, in accordance with NIF-06-BIS "A" section A (see Notes 2 b) and 15 to the consolidated financial statements), with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos' investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos' investment in subsidiaries and intercompany balances and transactions. Pemex-Exploration and Production, Pemex-Refining and

Pemex-Gas and Basic Petrochemicals (collectively, the "Subsidiary Guarantors") and Pemex-Petrochemicals are controlled by and have the characteristic of subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries ("Non-Guarantor Subsidiaries"). Petróleos Mexicanos and the Master Trust are the only entities authorized to contract debt, and thus all guaranteed debt is held by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. Management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

        The significant differences between Mexican and U.S. GAAP as they affect PEMEX are established in Note 19. The U.S. GAAP adjustment related to exploration and drilling costs is exclusive to Pemex-Exploration and Production. The U.S. GAAP adjustment related to fixed asset impairment relates to Pemex-Exploration and Production, Pemex-Refining and Pemex-Petrochemicals. U.S. GAAP adjustments pertaining to advance payment on minimum guaranteed dividends, investment securities, pensions and seniority premiums, post-retirement benefits, profit in inventory, and the sale of Repsol shares relate exclusively to Petróleos Mexicanos. The U.S. GAAP adjustment to account for derivatives relates primarily to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Petrochemicals, Pemex-Gas and Basic Petrochemicals, Pemex-Refining and the Master Trust. The U.S. GAAP adjustments related to depreciation and capitalization of interest relate to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Petrochemicals, Pemex-Gas and Basic Petrochemicals and Pemex-Refining. The U.S. GAAP adjustment related to depreciation convention relates to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Petrochemicals, Pemex-Gas and Basic Petrochemicals, Pemex-Refining and the Master Trust, as well as another subsidiary. All other U.S. GAAP adjustments relate collectively to Petróleos Mexicanos, Pemex-Refining, Pemex-Exploration and Production and Pemex-Gas and Basic Petrochemicals.

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2001

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	5,522,511	Ps.	722,477	Ps.	8,196,876	Ps.	—	Ps.	14,441,864
Accounts, notes receivable and other, net		2,699,390		94,357,062		23,416,641		(75,603,666)		44,869,427
Inventories, net		165,166		14,222,954		2,834,594		—		17,222,714

Total current assets		8,387,067		109,302,493		34,448,111		(75,603,666)		76,534,005
Long term debt receivable—intercompany		50,509,012		—		63,413,676		(113,922,688)		—
Investments in subsidiaries		178,487,519		—		4,924,513		(174,969,287)		8,442,745
Properties, net		8,826,710		335,022,388		63,064,168		—		406,913,266
Intangible asset derived from the actuarial computation of labor obligations and other assets		12,468,275		95,749,586		4,526,275		(47,750,904)		64,993,232

Total assets	Ps.	258,678,583	Ps.	540,074,467	Ps.	170,376,743	Ps.	(412,246,545)	Ps.	556,883,248

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	28,328,581	Ps.	12,724,756	Ps.	14,654,660	Ps.	(19,461,891)	Ps.	36,246,106
Accounts payable—intercompany		16,290,049		12,017,704		13,163,044		(41,470,797)		—
Other current liabilities		4,324,874		23,938,251		19,580,324		(12,141,133)		35,702,316

Total current liabilities		48,943,504		48,680,711		47,398,028		(73,073,821)		71,948,422
Long-term debt		67,730,850		113,673,593		61,290,605		(119,525,053)		123,169,995
Sale of future accounts receivable		—		48,923,317		—		(4,237,715)		44,685,602
Reserve for retirement payments, pensions, indemnities, sundry creditors, others		21,233,452		157,797,694		59,179,262		(43,997,412)		194,212,996

Total liabilities		137,907,806		369,075,315		167,867,895		(240,834,001)		434,017,015

EQUITY
Equity accounts		(60,610,938)		65,873,943		(9,671,154)		(54,563,356)		(58,971,505)
Revaluation surplus		181,381,715		105,125,209		12,180,002		(116,849,188)		181,837,738

		120,770,777		170,999,152		2,508,848		(171,412,544)		122,866,233

Total liabilities and equity	Ps.	258,678,583	Ps.	540,074,467	Ps.	170,376,743	Ps.	(412,246,545)	Ps.	556,883,248

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2000

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	14,428,209	Ps.	1,452,602	Ps.	11,946,035	Ps.	—	Ps.	27,826,846
Accounts, notes receivable and other, net		80,976,771		94,668,605		103,931,208		(222,875,018)		56,701,566
Inventories, net		188,647		21,364,219		3,307,105		4,167		24,864,138

Total current assets		95,593,627		117,485,426		119,184,348		(222,870,851)		109,392,550
Long term debt receivable—intercompany		57,154,732		—		—		(57,154,732)		—
Investments in subsidiaries		182,890,968		—		5,514,460		(188,405,428)		—
Properties, net		9,214,929		316,477,604		18,530,892		44,001,151		388,224,576
Intangible asset derived from the actuarial computation of labor obligations and other assets		12,776,048		94,079,394		2,559,701		(43,564,746)		65,850,397

Total assets	Ps.	357,630,304	Ps.	528,042,424	Ps.	145,789,401	Ps.	(467,994,606)	Ps.	563,467,523

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	114,135,746	Ps.	52,139,993	Ps.	14,507,684	Ps.	(140,326,352)	Ps.	40,457,071
Accounts payable—intercompany		—		33,904,305		6,551,679		(40,455,984)		—
Other current liabilities		1,910,274		39,930,032		14,497,538		(1,028,959)		55,308,885

Total current liabilities		116,046,020		125,974,330		35,556,901		(181,811,295)		95,765,956
Long-term debt		70,126,090		52,799,597		83,557,996		(102,113,658)		104,370,025
Sale of future accounts receivable		—		51,976,573		—		—		51,976,573
Reserve for retirement payments, pensions, indemnities, sundry creditors, and others		16,319,176		129,436,724		11,837,927		3,155,770		160,749,597

Total liabilities		202,491,286		360,187,224		130,952,824		(280,769,183)		412,862,151

EQUITY
Equity accounts		(16,105,298)		70,071,754		3,171,404		(80,586,658)		(23,448,798)
Revaluation surplus		171,244,316		97,783,446		11,665,173		(106,638,765)		174,054,170

		155,139,018		167,855,200		14,836,577		(187,225,423)		150,605,372

Total liabilities and equity	Ps.	357,630,304	Ps.	528,042,424	Ps.	145,789,401	Ps.	(467,994,606)	Ps.	563,467,523

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2001

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	12,339,892	Ps.	605,823,004	Ps.	199,974,543	Ps.	(372,807,277)	Ps.	445,330,162
Other revenues		2,826,908		9,759,540		12,718,685		(13,250,035)		12,055,098

Total revenues		15,166,800		615,582,544		212,693,228		(386,057,312)		457,385,260
Costs and operating expenses:
Cost of sales		—		320,770,253		208,519,631		(363,975,363)		165,314,521
Transportation and distribution expenses		—		13,208,914		533,777		(154,209)		13,588,482
Administrative expenses		15,465,295		21,392,241		4,118,801		(12,950,999)		28,025,338
Other expenses		1,544,954		17,669,179		5,550,054		(5,010,244)		19,753,943

Total costs and operating expenses		17,010,249		373,040,587		218,722,263		(382,090,815)		226,682,284
Equity participation in subsidiaries		(29,034,047)		—		—		29,034,047		—
Capitalization of Master Trust operations and others		—		—		(1,833,128)		1,833,128		—
Cumulative effect of adoption of new financial instruments standard		(1,301,451)		(29,796)		—		—		(1,331,247)

(Loss) income before hydrocarbon extraction duties, and other special tax on production and services		(32,178,947)		242,512,161		(7,862,163)		26,900,678		229,371,729
Hydrocarbon extraction duties and other		—		167,502,566		761,021		—		168,263,587
Special tax on production and services (IEPS Tax)		—		95,198,729		—		—		95,198,729

		—		262,701,295		761,021		—		263,462,316

Net (loss) income for the year	Ps.	(32,178,947)	Ps.	(20,189,134)	Ps.	(8,623,184)	Ps.	26,900,678	Ps.	(34,090,587)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2000

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,129,563	Ps.	641,722,720	Ps.	239,485,847	Ps.	(435,070,535)	Ps.	468,267,595
Other revenues		574,735		9,367,075		10,816,326		(10,337,601)		10,420,535

Total revenues		22,704,298		651,089,795		250,302,173		(445,408,136)		478,688,130
Costs and operating expenses:
Cost of sales		—		325,946,683		241,568,215		(414,455,061)		153,059,837
Transportation and distribution expenses		—		12,058,906		649,516		(99,261)		12,609,161
Administration expenses		14,996,555		19,275,246		3,111,839		(10,410,937)		26,972,703
Other expenses		7,038,378		17,535,771		7,211,332		(19,796,233)		11,989,248

Total costs and operating expenses		22,034,933		374,816,606		252,540,902		(444,761,492)		204,630,949
Equity participation in subsidiaries		(21,216,737)		—		—		21,216,737		—
Capitalization of Master Trust operations		—		—		2,034,574		(2,034,574)		—

(Loss) income before hydrocarbon extraction duties, and other special tax on production and services		(20,547,372)		276,273,189		(204,155)		18,535,519		274,057,181
Hydrocarbon extraction duties and other		—		223,044,353		1,042,336		124,364		224,211,053
Special tax on production and services (IEPS Tax)		—		69,556,520		—		—		69,556,520

		—		292,600,873		1,042,336		124,364		293,767,573

Net (loss) income for the year	Ps.	(20,547,372)	Ps.	(16,327,684)	Ps.	(1,246,491)	Ps.	18,411,155	Ps.	(19,710,392)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 1999

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	16,774,887	Ps.	422,580,848	Ps.	148,772,450	Ps.	(253,314,406)	Ps.	334,813,779
Other revenues		2,818,391		8,830,443		2,882,073		(4,365,930)		10,164,977

Total revenues		19,593,278		431,411,291		151,654,523		(257,680,336)		344,978,756
Costs and operating expenses:
Cost of sales		—		201,972,991		147,802,262		(236,262,728)		113,512,525
Transportation and distribution expenses		—		10,570,323		434,286		(137,038)		10,867,571
Administration expenses		11,280,125		15,447,974		2,980,546		(8,632,379)		21,076,266
Other expenses		11,543,220		8,297,322		444,033		(8,431,641)		11,852,934

Total costs and operating expenses		22,823,345		236,288,610		151,661,127		(253,463,786)		157,309,296
Equity participation in subsidiaries		(15,616,823)		—		—		15,616,823		—

(Loss) income before hydrocarbon extraction duties, and other special tax on production and services		(18,846,890)		195,122,681		(6,604)		11,400,273		187,669,460
Hydrocarbon extraction duties and other		—		119,237,731		1,239,257		—		120,476,988
Special tax on production and services (IEPS Tax)		—		88,349,243		—		—		88,349,243

		—		207,586,974		1,239,257		—		208,826,231

Net (loss) income for the year	Ps.	(18,846,890)	Ps.	(12,464,293)	Ps.	(1,245,861)	Ps.	11,400,273	Ps.	(21,156,771)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2001

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds provided by (used in) operating activities	Ps.	93,512,424	Ps.	9,070,449	Ps.	114,718,332	Ps.	(191,108,592)	Ps.	26,192,613

Financing activities:
Sale of future accounts receivable		—		(3,053,256)		—		(4,237,715)		(7,290,971)
Long-term debt		(79,144,359)		(2,925,553)		(15,509,050)		109,670,256		12,091,294
Net income (loss) passed to Petróleos Mexicanos		(27,461,110)		18,837,927		8,623,183		—		—
Other changes in equity and retained earnings		(5,563,799)		15,127,018		(3,306,297)		(11,276,351)		(5,019,429)

Funds provided by (used in) financing activities		(112,169,268)		27,986,136		(10,192,164)		94,156,190		(219,106)

Investing activities:
Increase in fixed assets, net		9,751,146		(37,786,710)		(108,275,327)		96,952,402		(39,358,489)
Investments in subsidiaries		—		—		—		—		—

Funds provided by (used in) investing activities		9,751,146		(37,786,710)		(108,275,327)		96,952,402		(39,358,489)

(Decrease) increase in cash and cash equivalents		(8,905,698)		(730,125)		(3,749,159)		—		(13,384,982)
Cash and cash equivalents at beginning of the year		14,428,209		1,452,602		11,946,035		—		27,826,846

Cash and cash equivalents at the end of the year	Ps.	5,522,511	Ps.	722,477	Ps.	8,196,876	Ps.	—	Ps.	14,441,864

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2000

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	(62,080,063)	Ps.	(10,216,646)	Ps.	(34,901,498)	Ps.	131,686,425	Ps.	24,488,218

Financing activities:
Sale of future accounts receivable		—		8,675,835		—		—		8,675,835
Long-term debt		63,717,256		35,413,510		45,299,798		(119,927,030)		24,503,534
Net income distributions to Petróleos Mexicanos		(11,894,564)		11,143,060		751,504		—		—
Other changes in equity and retained earnings		(5,623,568)		26,433,760		(1,341,824)		(9,306,862)		10,161,506

Funds provided by (used in) financing activities		46,199,124		81,666,165		44,709,478		(129,233,892)		43,340,875

Investing activities:
Increase in fixed assets, net		9,050,823		(71,180,882)		(2,018,105)		159,094		(63,989,070)
Investments in subsidiaries		2,611,627		—		—		(2,611,627)		—

Funds provided by (used in) investing activities		11,662,450		(71,180,882)		(2,018,105)		(2,452,533)		(63,989,070)

(Decrease) increase in cash and cash equivalents		(4,218,489)		268,637		7,789,875		—		3,840,023
Cash and cash equivalents at beginning of the year		18,646,698		1,183,963		4,156,162		—		23,986,823

Cash and cash equivalents at the end of the year	Ps.	14,428,209	Ps.	1,452,600	Ps.	11,946,037	Ps.	—	Ps.	27,826,846

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 1999

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds provided by (used in) operating activities	Ps.	21,139,652	Ps.	(16,904,904)	Ps.	(20,120,629)	Ps.	33,666,546	Ps.	17,780,665

Financing activities:
Sale of future accounts receivable		—		26,702,250		—		—		26,702,250
Long-term debt		(224,763)		(9,700,795)		23,199,712		(11,780,243)		1,493,911
Net income (loss) distributions to Petróleos Mexicanos		(10,766,871)		8,185,826		854,362		1,726,683		—
Other changes in equity and retained earnings		(3,843,264)		1,780,238		(3,309,823)		4,297,674		(1,075,175)

Funds (used in) provided by financing activities		(14,834,898)		26,967,519		20,744,251		(5,755,886)		27,120,986

Investing activities:
Increase in fixed assets, net		(773,080)		(9,544,561)		(235,848)		(24,992,642)		(35,546,131)
Investments in subsidiaries		2,534,631		—		—		(2,534,631)		—

Funds provided by (used in) investing activities		1,761,551		(9,544,561)		(235,848)		(27,527,273)		(35,546,131)

Increase in cash and cash equivalents		8,066,305		518,054		387,774		383,387		9,355,520
Cash and cash equivalents at beginning of the year		10,580,393		665,909		3,768,388		(383,387)		14,631,303

Cash and cash equivalents at the end of the year	Ps.	18,646,698	Ps.	1,183,963	Ps.	4,156,162	Ps.	—	Ps.	23,986,823

21.  PIDIREGAS liabilities and the Pemex Project Funding Master Trust ("Master Trust")

        The Master Trust, a consolidated entity which is a business trust, was organized under the laws of Delaware on November 10, 1998. The main objective of the Master Trust is to administer financial resources related to PIDIREGAS, such financial resources being designated by PEMEX for that purpose, by assuming payment obligations under contracts relating to PIDIREGAS and acting as the borrower under financing arrangements for PIDIREGAS.

        Under an Assignment and Indemnity Agreement dated November 10, 1998, among Petróleos Mexicanos, the Master Trust and the Subsidiary Guarantors, Petróleos Mexicanos and the Subsidiary Guarantors have certain obligations to the Master Trust with respect to the liabilities incurred by the Master Trust in connection with PIDIREGAS. These obligations include:

(i)
the obligation of Petróleos Mexicanos to guarantee the repayment of the debt obligations undertaken by the Master Trust to finance PIDIREGAS;

(ii)
the obligation of Petróleos Mexicanos and the Subsidiary Guarantor which is sponsoring the relevant PIDIREGAS to make such payments to the Master Trust as may be necessary for the Master Trust to fulfill its payment obligations in respect of any financing the Master Trust has entered into in connection with such project; and

(iii)
the joint and several obligation of Petróleos Mexicanos and each of the aforementioned Subsidiary Guarantors to indemnify the Master Trust with respect to any liability incurred by the Master Trust in connection with PIDIREGAS.

        On December 31, 1998, PEMEX transferred all assets and liabilities related to PIDIREGAS for an amount equaling Ps. 12,104,010 to the Master Trust. The Master Trust has been consolidated in the financial statements of PEMEX at December 31, 2001, 2000 and 1999 in accordance with consolidation principles detailed in Mexican GAAP Bulletin B-8 "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks." In accordance with U.S. accounting principles, the Master Trust is a special purpose entity requiring consolidation to the financial statements as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

        The following consolidating information presents condensed consolidating balance sheets at December 31, 2001 and 2000 and condensed consolidating statements of operations and statements of changes in financial position for the years ended December 31, 2001, 2000 and 1999 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals and the consolidated Subsidiary Companies. These financial statements are prepared in conformity with Mexican GAAP and as to the recognition of inflation, in accordance with NIF-06-BIS "A" section A (see Notes 2 b) and 15 to the consolidated financial statements), except that in the following condensed financial information, the Master Trust and the Subsidiary Entities are accounted for as investments under the equity method rather than being consolidated. Pemex-Petrochemicals and the Subsidiary Guarantors are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. Petróleos Mexicanos' guaranty of the indebtedness of the Master Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos' guaranty of the Master Trust's payment obligations are full and unconditional and joint and several.

        Petróleos Mexicanos and the Master Trust are the only entities authorized to contract debt, and thus all guaranteed debt is held by these entities.

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2001

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantors Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	5,522,511	Ps.	5,288,454	Ps.	722,477	Ps.	2,908,422	Ps.	—	Ps.	14,441,864
Accounts, notes receivable and other, net		2,699,390		7,804,623		94,357,062		15,612,018		(75,603,666)		44,869,427
Inventories, net		165,166		—		14,222,954		2,834,594		—		17,222,714

Total current assets		8,387,067		13,093,077		109,302,493		21,355,034		(75,603,666)		76,534,005
Long-term debt receivable—intercompany		50,509,012		63,413,676		—		—		(113,922,688)		—
Investments in subsidiaries		178,487,519		—		—		4,924,513		(174,969,287)		8,442,745
Properties, net		8,826,710		44,326,188		335,022,388		18,737,980		—		406,913,266
Intangible asset derived from the actuarial computation of labor obligations and other assets		12,468,275		1,395,274		95,749,586		3,131,001		(47,750,904)		64,993,232

Total assets	Ps.	258,678,583	Ps.	122,228,215	Ps.	540,074,467	Ps.	48,148,528	Ps.	(412,246,545)	Ps.	556,883,248

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	28,328,581	Ps.	8,707,639	Ps.	12,724,756	Ps.	5,947,021	Ps.	(19,461,891)	Ps.	36,246,106
Accounts payable— intercompany		16,290,049		436,459		12,017,704		12,726,585		(41,470,797)		—
Other current liabilities		4,324,874		9,468,451		23,938,251		10,111,873		(12,141,133)		35,702,316

Total current liabilities		48,943,504		18,612,549		48,680,711		28,785,479		(73,073,821)		71,948,422
Long-term debt		67,730,850		61,041,007		113,673,593		249,598		(119,525,053)		123,169,995
Sale of future accounts receivable		—		—		48,923,317		—		(4,237,715)		44,685,602
Reserve for retirement payments, pensions, indemnities sundry creditors, and others		21,233,452		42,574,659		157,797,694		16,604,603		(43,997,412)		194,212,996

Total liabilities		137,907,806		122,228,215		369,075,315		45,639,680		(240,834,001)		434,017,015

EQUITY
Equity accounts		(60,610,938)		—		65,873,943		(9,671,154)		(54,563,356)		(58,971,505)
Revaluation surplus		181,381,715		—		105,125,209		12,180,002		(116,849,188)		181,837,738

		120,770,777		—		170,999,152		2,508,848		(171,412,544)		122,866,233

Total liabilities and equity	Ps.	258,678,583	Ps.	122,228,215	Ps.	540,074,467	Ps.	48,148,528	Ps.	(412,246,545)	Ps.	556,883,248

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2000

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	14,428,209	Ps.	8,057,964	Ps.	1,452,602	Ps.	3,888,071	Ps.	—	Ps.	27,826,846
Accounts, notes receivable and other, net		80,976,771		88,026,014		94,668,605		15,905,194		(222,875,018)		56,701,566
Inventories, net		188,647		—		21,364,219		3,307,105		4,167		24,864,138

Total current assets		95,593,627		96,083,978		117,485,426		23,100,370		(222,870,851)		109,392,550
Long-term debt receivable—intercompany		57,154,732		—		—		—		(57,154,732)		—
Investments in subsidiaries		182,890,968		—		—		5,514,460		(188,405,428)		—
Properties, net		9,214,929		—		316,477,604		18,530,892		44,001,151		388,224,576
Intangible asset derived from the actuarial computation of labor obligations and other assets		12,776,048		—		94,079,394		2,559,701		(43,564,746)		65,850,397

Total assets	Ps.	357,630,304	Ps.	96,083,978	Ps.	528,042,424	Ps.	49,705,423	Ps.	(467,994,606)	Ps.	563,467,523

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	114,135,746	Ps.	5,885,494	Ps.	52,139,993	Ps.	8,622,190	Ps.	(140,326,352)	Ps.	40,457,071
Accounts payable—intercompany		—		—		33,904,305		6,551,679		(40,455,984)		—
Other current liabilities		1,910,274		6,848,735		39,930,032		7,648,803		(1,028,959)		55,308,885

Total current liabilities		116,046,020		12,734,229		125,974,330		22,822,672		(181,811,295)		95,765,956
Long-term debt		70,126,090		83,349,749		52,799,597		208,247		(102,113,658)		104,370,025
Sale of future accounts receivable		—		—		51,976,573		—		—		51,976,573
Reserve for retirement payments, pensions, indemnities sundry creditors, and others		16,319,176		—		129,436,724		11,837,927		3,155,770		160,749,597

Total liabilities		202,491,286		96,083,978		360,187,224		34,868,846		(280,769,183)		412,862,151

EQUITY
Equity accounts		(16,105,298)		—		70,071,754		3,171,404		(80,586,658)		(23,448,798)
Revaluation surplus		171,244,316		—		97,783,446		11,665,173		(106,638,765)		174,054,170

		155,139,018		—		167,855,200		14,836,577		(187,225,423)		150,605,372

Total liabilities and equity	Ps.	357,630,304	Ps.	96,083,978	Ps.	528,042,424	Ps.	49,705,423	Ps.	(467,994,606)	Ps.	563,467,523

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2001

	Corporate		Master Trust		Subsidiary Guarantors		Non- Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	12,339,892	Ps.	—	Ps.	605,823,004	Ps.	199,974,543	Ps.	(372,807,277)	Ps.	445,330,162
Other revenues		2,826,908		5,432,891		9,759,540		7,285,794		(13,250,035)		12,055,098

Total revenues		15,166,800		5,432,891		615,582,544		207,260,337		(386,057,312)		457,385,260

Costs and operating expenses:
Cost of sales		—		—		320,770,253		208,519,631		(363,975,363)		165,314,521
Transportation and distribution expenses		—		—		13,208,914		533,777		(154,209)		13,588,482
Administrative expenses		15,465,295		16,169		21,392,241		4,102,632		(12,950,999)		28,025,338
Other expenses		1,544,954		3,583,594		17,669,179		1,966,460		(5,010,244)		19,753,943

Total costs and operating expenses		17,010,249		3,599,763		373,040,587		215,122,500		(382,090,815)		226,682,284
Equity participation in subsidiaries		(29,034,047)		—		—		—		29,034,047		—
Capitalization of Master Trust operations		—		(1,833,128)		—		—		1,833,128		—
Cumulative effect of adoption of new financial instruments standard		(1,301,451)		—		(29,796)		—		—		(1,331,247)

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(32,178,947)		—		242,512,161		(7,862,163)		26,900,678		229,371,729
Hydrocarbon extraction duties and other		—		—		167,502,566		761,021		—		168,263,587
Special tax on production and services (IEPS Tax)		—		—		95,198,729		—		—		95,198,729

		—		—		262,701,295		761,021		—		263,462,316

Net (loss) income for the year	Ps.	(32,178,947)	Ps.	—	Ps.	(20,189,134)	Ps.	(8,623,184)	Ps.	26,900,678	Ps.	(34,090,587)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2000

	Corporate		Master Trust		Subsidiary Guarantors		Non- Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,129,563	Ps.	—	Ps.	641,722,720	Ps.	239,485,847	Ps.	(435,070,535)	Ps.	468,267,595
Other revenues		574,735		4,118,225		9,367,075		6,698,101		(10,337,601)		10,420,535

Total revenues		22,704,298		4,118,225		651,089,795		246,183,948		(445,408,136)		478,688,130

Costs and operating expenses:
Cost of sales		—		—		325,946,683		241,568,215		(414,455,061)		153,059,837
Transportation and distribution expenses		—		—		12,058,906		649,516		(99,261)		12,609,161
Administrative expenses		14,996,555		14,355		19,275,246		3,097,484		(10,410,937)		26,972,703
Other expenses		7,038,378		6,138,444		17,535,771		1,072,888		(19,796,233)		11,989,248

Total costs and operating expenses		22,034,933		6,152,799		374,816,606		246,388,103		(444,761,492)		204,630,949
Equity participation in subsidiaries		(21,216,737)		—		—		—		21,216,737		—
Capitalization of Master Trust operations		—		2,034,574		—		—		(2,034,574)		—

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(20,547,372)		—		276,273,189		(204,155)		18,535,519		274,057,181
Hydrocarbon extraction duties and other		—		—		223,044,353		1,042,336		124,364		224,211,053
Special tax on production and services (IEPS Tax)		—		—		69,556,520		—		—		69,556,520

		—		—		292,600,873		1,042,336		124,364		293,767,573

Net (loss) income for the year	Ps.	(20,547,372)	Ps.	—	Ps.	(16,327,684)	Ps.	(1,246,491)	Ps.	18,411,155	Ps.	(19,710,392)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 1999

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	16,774,887	Ps.	—	Ps.	422,580,848	Ps.	148,772,450	Ps.	(253,314,406)	Ps.	334,813,779
Other revenues		2,818,391		169,403		8,830,443		2,882,073		(4,535,333)		10,164,977

Total revenues		19,593,278		169,403		431,411,291		151,654,523		(257,849,739)		344,978,756

Costs and operating expenses:
Cost of sales		—		—		201,972,991		147,802,262		(236,262,728)		113,512,525
Transportation and distribution expenses		—		—		10,570,323		434,286		(137,038)		10,867,571
Administrative expenses		11,280,125		1,795		15,447,974		2,980,546		(8,634,174)		21,076,266
Other expenses		11,543,220		3,733,938		8,297,322		444,033		(12,165,579)		11,852,934

Total costs and operating expenses		22,823,345		3,735,733		236,288,610		151,661,127		(257,199,519)		157,309,296
Equity participation in subsidiaries		(15,616,823)		—		—		—		15,616,823		—
Capitalization of Master Trust operations		—		3,566,330		—		—		(3,566,330)		—

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(18,846,890)		—		195,122,681		(6,604)		11,400,273		187,669,460
Hydrocarbon extraction duties and other		—		—		119,237,731		1,239,257		—		120,476,988
Special tax on production and services (IEPS Tax)		—		—		88,349,243		—		—		88,349,243

		—		—		207,586,974		1,239,257		—		208,826,231

Net (loss) income for the year	Ps.	(18,846,890)	Ps.	—	Ps.	(12,464,293)	Ps.	(1,245,861)	Ps.	11,400,273	Ps.	(21,156,771)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2001

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	93,512,424	Ps.	124,020,493	Ps.	9,070,449	Ps.	(9,302,161)	Ps.	(191,108,592)	Ps.	26,192,613

Financing activities:
Sale of future accounts receivable		—		—		(3,053,256)		—		(4,237,715)		(7,290,971)
Long-term debt		(79,144,359)		(19,050,139)		(2,925,553)		3,541,089		109,670,256		12,091,294
Long-term debt receivable—intercompany		—		—		—		—		—		—
Net income distributions to Petróleos Mexicanos		(27,461,110)		—		18,837,927		8,623,183		—		—
Other changes in equity and retained earnings		(5,563,799)		—		15,127,018		(3,306,297)		(11,276,351)		(5,019,429)

Funds provided by (used in) financing activities		(112,169,268)		(19,050,139)		27,986,136		8,857,975		94,156,190		(219,106)

Investing activities:
Increase in fixed assets, net		9,751,146		(107,739,864)		(37,786,710)		(535,463)		96,952,402		(39,358,489)
Investments in subsidiaries		—		—		—		—		—		—

Funds provided by (used in) investing activities		9,751,146		(107,739,864)		(37,786,710)		(535,463)		96,952,402		(39,358,489)

(Decrease) increase in cash and cash equivalents		(8,905,698)		(2,769,510)		(730,125)		(979,649)		—		(13,384,982)
Cash and cash equivalents at beginning of the year		14,428,209		8,057,964		1,452,602		3,888,071		—		27,826,846

Cash and cash equivalents at the end of the year	Ps.	5,522,511	Ps.	5,288,454	Ps.	722,477	Ps.	2,908,422	Ps.	—	Ps.	14,441,864

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2000

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	(62,080,063)	Ps.	(30,581,553)	Ps.	(10,216,646)	Ps.	(4,319,945)	Ps.	131,686,425	Ps.	24,488,218

Financing activities:
Sale of future accounts receivable		—		—		8,675,835		—		—		8,675,835
Long-term debt		63,717,256		38,050,136		35,413,510		7,249,662		(119,927,030)		24,503,534
Net income distributions to Petróleos Mexicanos		(11,894,564)		—		11,143,060		751,504		—		—
Other changes in equity and retained earnings		(5,623,568)		—		26,433,760		(1,341,824)		(9,306,862)		10,161,506

Funds provided by (used in) financing activities		46,199,124		38,050,136		81,666,165		6,659,342		(129,233,892)		43,340,875

Investing activities:
Increase in fixed assets, net		9,050,823		—		(71,180,882)		(2,018,105)		159,094		(63,989,070)
Investments in subsidiaries		2,611,627		—		—		—		(2,611,627)		—

Funds provided by (used in) investing activities		11,662,450		—		(71,180,882)		(2,018,105)		(2,452,533)		(63,989,070)

(Decrease) increase in cash and cash equivalents		(4,218,489)		7,468,583		268,637		321,292		—		3,840,023
Cash and cash equivalents at beginning of the year		18,646,698		589,382		1,183,963		3,566,780		—		23,986,823

Cash and cash equivalents at the end of the year	Ps.	14,428,209	Ps.	8,057,965	Ps.	1,452,600	Ps.	3,888,072	Ps.	—	Ps.	27,826,846

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 1999

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds provided by (used in) operating activities	Ps.	21,139,652	Ps.	(24,021,915)	Ps.	(16,904,904)	Ps.	3,901,286	Ps.	33,666,546	Ps.	17,780,665

Financing activities:
Sale of future accounts receivable		—		—		26,702,250		—		—		26,702,250
Long-term debt		(224,763)		24,611,297		(9,700,795)		(1,411,585)		(11,780,243)		1,493,911
Net income (loss) distributions to Petróleos Mexicanos		(10,766,871)		—		8,185,826		854,362		1,726,683		—
Other changes in equity and retained earnings		(3,843,264)		—		1,780,238		(3,309,823)		4,297,674		(1,075,175)

Funds (used in) provided by financing activities		(14,834,898)		24,611,297		26,967,519		(3,867,046)		(5,755,886)		27,120,986

Investing activities:
Increase in fixed assets, net		(773,080)		—		(9,544,561)		(235,848)		(24,992,642)		(35,546,131)
Investments in subsidiaries		2,534,631		—		—		—		(2,534,631)		—

Funds provided by (used in) investing activities		1,761,551		—		(9,544,561)		(235,848)		(27,527,273)		(35,546,131)

Increase (decrease) in cash and cash equivalents		8,066,305		589,382		518,054		(201,608)		383,387		9,355,520
Cash and cash equivalents at beginning of the year		10,580,393		—		665,909		3,768,388		(383,387)		14,631,303

Cash and cash equivalents at the end of the year	Ps.	18,646,698	Ps.	589,382	Ps.	1,183,963	Ps.	3,566,780	Ps.	—	Ps.	23,986,823

21.  PIDIREGAS liabilities and the Pemex Project Funding Master Trust (continued)

        The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 19. The U.S. GAAP adjustments related to exploration and drilling costs and units of production amortization are exclusive to Pemex—Exploration and Production. The U.S. GAAP adjustment related to fixed asset impairment relates to the Subsidiary Entities. U.S. GAAP adjustments pertaining to advance payment on minimum guaranteed dividends, investment securities, and the sale of Repsol shares relate exclusively to Petróleos Mexicanos. The U.S. GAAP adjustment to account for derivatives relates primarily to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Petrochemicals, Pemex-Gas and Basic Petrochemicals, Pemex-Refining and the Master Trust. All other U.S. GAAP adjustments relate collectively to Petróleos Mexicanos and the Subsidiary Entities.

22.  Supplementary information on oil and gas exploration and production activities (Unaudited)

        The following tables provide supplementary information on the oil and gas exploration, development and producing activities of Pemex-Exploration and Production in compliance with SFAS No. 69 ("Disclosures about Oil and Gas Producing Activities") published by the Financial Accounting Standards Board of the United States of America. All exploration and production activities of Pemex-Exploration and Production are located in Mexico.

        The supplemental data presented herein reflects information for all of Pemex-Exploration and Production's oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP.

Capitalized costs for oil and gas producing activities:

	As of December 31,
	2001		2000		1999
Proved properties	Ps.	228,672,654	Ps.	202,137,360	Ps.	160,291,686
Construction in progress		8,622,883		9,654,352		11,079,971
Accumulated depreciation and amortization		(113,834,067)		(97,073,538)		(84,905,319)

Net capitalized costs	Ps.	123,461,470	Ps.	114,718,174	Ps.	86,466,338

Costs incurred for oil and gas property exploration and development activities:

	Year ended December 31,
	2001		2000		1999
Exploration	Ps.	1,224,042	Ps.	331,685	Ps.	—
Development		5,888,168		6,353,194		4,262,495

Total costs incurred	Ps.	7,112,210	Ps.	6,684,879	Ps.	4,262,495

        There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

        Development costs include costs of geological and geophysical studies of field development amounting to Ps. 1,043,572, Ps. 1,710,998 and Ps. 920,379 for 2001, 2000 and 1999, respectively, that are expensed, under successful efforts, as geological and geophysical exploration expenses. Development costs also include Ps. 4,163,503, Ps. 5,494,939 and Ps. 4,345,266 for 2001, 2000 and 1999 related to construction in progress. Upon project completion, construction in progress amounts will be re-classified either to expenses or capitalized as appropriate.

Results of operations for oil and gas producing activities:

	Year Ended December 31,
	2001		2000		1999
Revenues from affiliates	Ps.	265,005,055	Ps.	312,207,332	Ps.	175,916,078

Hydrocarbon duties		163,906,684		200,099,233		104,716,228
Excess-gains taxes		1,314,957		21,196,536		13,259,914
Production costs (excluding taxes)		55,101,847		44,753,856		33,804,055
Exploration expenses		1,043,572		1,710,998		920,379
Depreciation, depletion and amortization		12,249,799		11,513,616		9,715,698

		233,616,859		279,274,239		162,416,274

Results of operations for oil and gas producing activities	Ps.	31,388,196	Ps.	32,933,093	Ps.	13,499,804

Crude oil and natural gas reserves:

Sales prices and production costs (unaudited)

        The following table summarizes average sales prices (excluding production taxes) in U.S. dollars:

	2001	2000	1999
December average sales price	$13.62	$23.03	$18.24
Crude oil, per barrel	$15.21	$22.78	$20.70
Natural gas, per thousand cubic feet	$1.85	$5.13	$1.91

Crude oil and natural gas reserves (unaudited)

        Under the Political Constitution of the United Mexican States and Mexican statutory law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Organic Law, PEMEX has the exclusive right to produce, not own, these reserves and sells the production subject to a federal production tax currently assessed at the rate of 60.8% of revenue from production sales. Crude oil exports are subject to an additional "excess gains" tax. PEMEX's exploration and development activities are limited to reserves located in Mexico.

        Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs at the date the estimate is made. Mexico's proved reserves are estimated by PEMEX's petroleum engineers.

        PEMEX estimates Mexico's reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, the stage of development, quality and completeness of basic data and production and pressure history. The reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, the engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, results of drilling, testing and production subsequent to the date of an estimate are among the criteria which may be used to justify revision of such estimate.

        The following two tables of oil and gas reserves set forth PEMEX's estimates of Mexico's proved reserves at December 31, 2001, 2000 and 1999 in accordance with the definition of proved reserves under Rule 4-10(a) Regulation S-X of the Securities Act of 1933.

Crude oil and condensate reserves (including natural gas liquids)(a)

	(Millions of barrels)
	2001	2000	1999
Proved developed and undeveloped reserves
At January 1	20,186	21,519	21,638
Revisions	(144)	(180)	775
Extensions and discoveries(b)	2	91	311
Production	(1,277)	(1,244)	(1,205)

At December 31	18,767	20,186	21,519

Proved developed reserves at December 31	12,622	12,312	11,414

Note: Table amounts may not total due to rounding.

(a)
Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in gas processing plants.

(b)
Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Dry gas reserves

	(Billions of cubic feet)
	2001	2000	1999
Proved developed and undeveloped reserves
At January 1	17,365	18,471	17,054
Revisions	(78)	3	2,427
Extensions and discoveries(a)	98	58	176
Production	(1,129)	(1,167)	(1,186)

At December 31	16,256	17,365	18,471

Proved developed reserves at December 31	8,776	9,713	11,127

Note: Table amounts may not total due to rounding.

(a)
Extensions include positive and negative changes due to new data gathered through drilling of extension wells. Negative changes are reported as revisions.

        Based on the reservoir performance, new information, and discoveries, proved reserves in accordance with the definition of proved reserves under Rule 4-10(a) of Regulation S-X for all regions as of December 31, 2001 are estimated to be 21,893 million barrels of oil equivalent (23,525 million barrels of oil equivalent at December 31, 2000).

Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

        The standardized measure tables presented below relate to proved oil and gas reserves (i) after adjusting for the reserve revisions in the Marine, Southern and Northern Regions, and (ii) excluding proved reserves scheduled to be produced after the year 2025.

        Estimated future cash inflows from production are computed by applying average December prices of oil and gas to the year-end quantities. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves, assuming constant year-end economic conditions.

        Future tax expenses are computed by applying the appropriate year-end statutory tax rates—with consideration of the tax rates already legislated for 2001—to the future pre-tax net cash flows related to Mexico's proved oil and gas reserves.

        In addition to being subject to the payment of all taxes and contributions set forth by the SHCP (except as indicated below), PEMEX is presently subject to the following special duties: a hydrocarbon extraction duty, an extraordinary hydrocarbon extraction duty, an additional hydrocarbon extraction duty, a tax on hydrocarbon income and the IEPS Tax. These taxes and duties are to be credited against the Derecho Sobre Hidrocarburos ("hydrocarbon duty"), which is calculated by applying a rate of 60.8% to the sales revenue of Petróleos Mexicanos and Subsidiary Entities to third parties (sales revenues are taken to include the IEPS Tax generated by the sale of refined products, but not to include VAT). In addition to the payment of the hydrocarbon duty, Petróleos Mexicanos and Subsidiary Entities must pay to the Mexican Government an excess gains tax, which for 2000 was equal to 39.2% on the portion of Petróleos Mexicanos and Subsidiary Entities' crude oil export sales revenues in excess of a threshold price of 15.00 U.S. dollars per barrel. Since the 2000 prices were higher than 15.00 U.S. dollars per barrel, Petróleos Mexicanos and Subsidiary Entities paid excess gains tax. For 2001, the excess gains tax applies to prices in excess of 18.00 U.S. dollars per barrel. Petróleos Mexicanos and Subsidiary Entities are not subject to Income Tax Law (Ley del Impuesto Sobre la Renta) or Asset Tax Law (Ley del Impuesto al Activo).

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

Standardized measure of discounted net cash flows

	As of December 31
	2001		2000		1999
Future cash inflows	U.S.$	253,752,000	U.S.$	452,876,000	U.S.$	363,032,000
Future production costs (excluding taxes)		(42,101,000)		(59,779,000)		(51,613,000)
Future development costs		(38,993,000)		(47,456,000)		(34,248,000)

Future cash flows before tax		172,658,000		345,641,000		277,171,000
Future production-and-excess-gains taxes		(132,778,000)		(293,732,000)		(230,745,000)
Future income taxes		—		—		—

Future net cash flows		39,880,000		51,909,000		46,426,000
Effect of discounting net cash flows at 10%		(19,496,000)		(29,216,000)		(28,011,000)

Standardized measure of discounted future net cash flows	U.S.$	20,384,000	U.S.$	22,693,000	U.S.$	18,415,000

Note: Table amounts may not total due to rounding.

        Crude oil and natural gas prices have decreased approximately 54.9% and 33.0%, respectively, from December 2001 to August 2002. If the standardized measure at December 31, 2001 had been calculated using crude oil and natural gas prices at August 2002, the standardized measure would have approximated U.S. $45.6 billion.

        To comply with SFAS No. 69, the next table presents the aggregate standardized measure change for each year and significant sources of variance:

Changes in standardized measure of discounted net cash flows

	2001		2000		1999
Sales of oil and gas produced, net of production costs	U.S.$	(24,672,000)	U.S.$	(29,919,000)	U.S.$	(15,603,000)
Net changes in prices and production costs		(83,212,000)		42,006,000		103,191,000
Extensions and discoveries		130,000		1,060,000		2,876,000
Development cost incurred during the year		5,946,000		5,985,000		4,535,000
Changes in estimated development costs		(2,353,000)		(11,645,000)		(6,378,000)
Reserves revisions, extensions, discoveries and timing changes		4,519,000		11,512,000		10,638,000
Accretion of discount of pre-tax net cash flows		16,437,000		13,476,000		3,921,000
Net changes in production-and excess-gains taxes		80,894,000		(28,196,000)		(92,602,000)
Other		—		—		—

Aggregate change in standardized measure	U.S.$	(2,310,000)	U.S.$	4,278,000	U.S.$	10,579,000

Standardized measure
As of January 1		22,693,000		18,415,000		7,836,000
As of December 31		20,383,000		22,693,000		18,415,000

Change	U.S.$	(2,310,000)	U.S.$	4,278,000	U.S.$	10,579,000

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

PREPARED ON A PRICE-LEVEL ADJUSTED BASIS

For the Years Ended December 31, 2001, 2000 and 1999

General

        The unaudited supplementary consolidated price-level adjusted financial information included in the following pages has been prepared pursuant to Rule 3-20(c) of Regulation S-X promulgated by the United States Securities and Exchange Commission. For the years ended December 31, 2001, 2000 and 1999, Mexico was not considered a hyperinflationary economy. However, PEMEX has continued to provide supplemental price-level adjusted financial information for these subsequent years in lieu of adoption of Mexican GAAP Bulletin B-10.

        The supplemental financial information reflects all appropriate U.S. GAAP adjustments and, in the opinion of PEMEX management, all adjustments which are necessary for a fair presentation of the supplemental price-level adjusted financial information have been included herein. Unless otherwise noted, this financial information has been prepared in a manner consistent with the historical financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto presented herein, as of December 31, 2001 and 2000, and for the three years then ended.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

(in thousands of constant pesos as of December 31, 2001)

	2001		2000
ASSETS
Current assets:
Cash and cash equivalents	Ps.	14,488,435	Ps.	29,052,202
Accounts, notes receivable and other, net		47,274,987		52,936,920
Inventories, net		16,651,803		25,417,393

Total current assets		78,415,225		107,406,515
Properties, net		419,107,363		408,908,289
Intangible asset derived from the actuarial computation of labor obligations and other assets		78,697,162		74,224,931

Total assets	Ps.	576,219,750	Ps.	590,539,735

LIABILITIES
Current liabilities:
Current portion of long-tem debt	Ps.	36,246,106	Ps.	42,238,598
Other current liabilities		39,527,241		58,264,363

Total current liabilities		75,773,347		100,502,961
Long-term debt		162,291,424		108,965,959
Sale of future accounts receivable		—		54,265,361
Reserve for retirement payments, pensions and indemnities, sundry creditors, and others		225,803,683		194,201,764

Total liabilities		463,868,454		457,936,045

Minority interest		1,461,337		—
TOTAL EQUITY		110,889,959		132,603,690

Total liabilities and equity	Ps.	576,219,750	Ps.	590,539,735

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(In thousands of constant pesos as of December 31, 2001)

	2001		2000		1999
Net sales (1)	Ps.	357,214,592	Ps.	432,679,617	Ps.	292,848,996
Other revenues		15,210,500		10,356,891		8,612,076

Total revenues		372,425,092		443,036,508		301,461,072

Cost and operating expenses:
Cost of sales		172,695,129		183,367,278		137,186,348
Transportation and distribution expenses		14,584,643		14,425,103		13,548,829
Administrative expenses		30,304,596		30,809,901		26,699,659
Financial integral cost (income), net		(3,278,699)		1,902,312		(3,636,675)
Other expenses		6,784,456		5,791,955		5,580,943

Total costs and operating expenses		221,090,125		236,296,549		179,379,104
Income before hydrocarbon extraction duties and other		151,334,967		206,739,959		122,081,968
Hydrocarbon extraction duties and other		171,667,559		243,312,912		143,150,677
Cumulative effect of adoption of new financial instruments standard		3,791,269		—		—
Minority interest		(709,270)		—		—

	Ps.	(17,250,593)	Ps.	(36,572,953)	Ps.	(21,068,709)

(1)
As discussed in Note 19 II (a), under Mexican GAAP, the IEPS Tax is reflected in revenue when charged to customers and, at the same time, deducted from "Income before hydrocarbon extraction duties and other". Under U.S. GAAP, the IEPS Tax would have no effect on revenues nor would it be deducted from "Income before hydrocarbon extraction duties and other".

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(In thousands of constant pesos as of December 31, 2001)

	2001		2000		1999
Operating Activities
Net loss	Ps.	(17,250,593)	Ps.	(36,572,953)	Ps.	(21,068,709)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization		31,519,357		31,455,461		29,378,126
Reserve for retirement payments, pensions and indemnization		40,991,295		38,938,803		35,766,087
Impairment of fixed assets		(6,675,464)		14,098,772		4,218,380
Loss on disposal of fixed assets		8,704,192		14,437,041		6,368,144
Allowance for uncollectible trade accounts		51,911		258,138		363,548
Allowance for slow-moving inventory and obsolescence		(284,127)		(173,400)		165,750
Minority interest		622,605		—		—
Foreign exchange loss		(8,570,914)		(500,295)		(4,318,902)
Accounting for financial instruments		(7,759,320)		—		—
Gain from monetary position		(11,847,359)		(8,919,186)		(14,271,958)
Changes in operating assets and liabilities:
Accounts and notes receivable		7,415,151		(10,144,323)		(24,768,975)
Inventories		7,972,037		(8,317,751)		(4,755,693)
Other assets		(2,726,497)		(2,293,709)		(3,106,346)
Accounts payable and accrued liabilities		(29,313,112)		11,768,546		24,778,762
Sales of future accounts receivable		750,777		11,587,521		42,507,793

Cash flows provided by operating activities	Ps.	13,599,939	Ps.	55,622,665	Ps.	71,256,007

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(In thousands of constant pesos as of December 31, 2001)

	2001		2000		1999
Investing Activities
Loans granted to Pemex Finance	Ps.	—	Ps.	(7,231,124)	Ps.	(6,339,698)
Acquisition of fixed assets		(47,530,126)		(63,766,718)		(46,628,132)

Cash flows used in investing activities		(47,530,126)		(70,997,842)		(52,967,830)

Financing Activities
New long term financing		126,025,184		103,020,969		108,395,570
Financing payments		(91,758,836)		(70,221,469)		(100,512,746)
Effect of consolidating Pemex Finance		849,627		—		—
Dividends paid to the Mexican Government		(2,297,701)		(6,303,155)		(6,350,917)

Cash flows provided by financing activities		32,818,274		26,496,345		1,531,907

Effects of inflation on cash and cash equivalents		(13,451,854)		(9,355,733)		(11,227,844)
(Decrease) increase in cash and equivalents		(14,563,767)		1,765,435		8,592,240
Cash and cash equivalents, beginning of period		29,052,202		27,286,767		18,694,527

Cash and cash equivalents, end of period	Ps.	14,488,435	Ps.	29,052,202	Ps.	27,286,767

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

PREPARED ON A PRICE-LEVEL ADJUSTED BASIS

For the Years Ended December 31, 2001, 2000 and 1999
(In thousands of constant pesos as of December 31, 2001)

1.    Effects of inflation on the financial information

        The following is the methodology utilized in preparing the price-level adjusted financial information.

a)
Effects of inflation on the financial information

        The consolidated supplemental financial information of PEMEX has been restated to recognize the effects of inflation and is expressed in thousands of pesos of constant purchasing power as of December 31, 2001, determined as follows:

  •
  The consolidated statement of operations (excluding depreciation and cost of sales which is described below) for the years ended December 31, 1999 and 2000 were restated applying the Mexican National Consumer Price Index ("NCPI") from the periods in which the transactions occurred to December 31, 2001. In accordance with U.S. GAAP, the "Net Sales" line item as presented excludes IEPS Tax, an amount which equaled Ps. 97,124,599, Ps. 75,482,448 and Ps. 104,976,512, for the years ended December 31, 2001, 2000 and 1999, respectively.

  •
  For comparability purposes, balance sheet information as of December 31, 2000 has been restated to pesos as of December 31, 2001 by utilizing the change in the NCPI from December 31, 2000 to December 31, 2001.

  •
  The NCPI factor used to recognize the effects of inflation were:

Year	Change in National Consumer Price Index
1999	12.3187%
2000	8.9593%
2001	4.4035%
b)
The methodology used to restate financial statement items is as follows:

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

Equity

        Equity represents the combined historical movements in the amounts of the Certificates of Contribution "A", dividends and accumulated earnings, restated from their date of origin to December 31, 2001 using the change in the NCPI during such period.

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

        Supplemental disclosures of interest and taxes paid are as follows:

	2001		2000		1999
Interest paid (net of amounts capitalized)	Ps.	18,687,520	Ps.	20,831,854	Ps.	16,387,688
Taxes paid		288,679,019		301,177,068		220,873,820

        Supplemental disclosures of non-cash transactions are as follows:

	2001		2000		1999
Acquisition of fixed assets via contractor financing	Ps.	—	Ps	16,864,056	Ps.	—
Unrealized gains (losses) on available for sale securities		(1,240,660)		(7,767,695)		3,500,751
Additional minimum pension liability		7,267,261		12,693,304		8,389,688
Accounting for financial instruments		7,605,462		—		—

2.    Segment information

        The following segment information is prepared on a price level adjusted basis.

Year ended December 31:	Exploration and Production		Refining(1)		Gas and Basic Petrochemicals		Petrochemicals		Corporate and other		Intersegment Eliminations		Total
2001
Sales:
Trade	Ps.	113,415,821	Ps.	244,069,822	Ps.	66,603,479	Ps.	9,196,254	Ps.	21,053,815	Ps.	—	Ps.	454,339,191
Intersegment		156,950,286		8,966,080		28,073,315		2,851,186		183,508,301		(380,349,168)		—

Total net sales	Ps.	270,366,107	Ps.	253,035,902	Ps.	94,676,794	Ps.	12,047,440	Ps.	204,562,116	Ps.	(380,349,168)	Ps.	454,339,191

2000
Sales:
Trade	Ps.	149,029,586	Ps.	249,665,424	Ps.	69,404,160	Ps.	13,221,174	Ps.	26,841,722	Ps.	—	Ps.	508,162,066
Intersegment		189,768,438		10,417,765		28,104,987		2,948,565		240,882,596		(472,122,351)		—

Total net sales	Ps.	338,798,024	Ps.	260,083,189	Ps.	97,509,147	Ps.	16,169,739	Ps.	267,724,318	Ps.	(472,122,351)	Ps.	508,162,066

1999
Sales:
Trade	Ps.	99,374,405	Ps.	222,647,064	Ps.	45,965,543	Ps.	12,007,200	Ps.	17,831,375	Ps.	—	Ps.	397,825,587
Intersegment		109,648,239		7,960,424		16,514,324		2,293,449		164,570,532		(300,986,968)		—

Total net sales	Ps.	209,022,644	Ps.	230,607,488	Ps.	62,479,867	Ps.	14,300,649	Ps.	182,401,907	Ps.	(300,986,968)	Ps.	397,825,587

(1)
Net sales include IEPS Tax amounting to Ps. 97,124,599, Ps. 75,482,449 and Ps. 104,976,512 in 2001, 2000 and 1999, respectively.

3.    Financial integral result

        Financial integral result is analyzed as follows:

	2001		2000		1999
Exchange loss	Ps.	(8,570,874)	Ps.	(500,295)	Ps.	(3,642,818)
Monetary position result		(11,847,359)		(8,919,186)		(14,271,961)
Interest cost and other		17,139,534		11,321,793		14,278,104

Total	Ps.	(3,278,699)	Ps.	1,902,312	Ps.	(3,636,675)

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

F/A-3

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

F/A-4

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

F/A-5

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

F/A-6

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

F/A-7

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

F/A-8

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

F/A-9

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

F/A-10

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

F/A-12

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

F/A-13

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

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

Chartered Accountants

MAILING ADDRESS: PO BOX HM 1171, Hamilton, Bermuda HM EX.

A list of partners can be obtained from the above address

F/A-14

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS
By:	/s/ JUAN JOSÉ SUÁREZ COPPEL Name: Juan José Suárez Coppel Title: Chief Financial Officer

Date: December 2, 2002

CERTIFICATIONS

I, Raúl Muñoz Leos, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Petróleos Mexicanos;

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

Date: December 2, 2002	By:	/s/ RAÚL MUÑOZ LEOS Name: Raúl Muñoz Leos Title: Director General/Chief Executive Officer

CERTIFICATIONS

I, Juan José Suárez Coppel, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Petróleos Mexicanos;

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

Date: December 2, 2002	By:	/s/ JUAN JOSÉ SUÁREZ COPPEL Name: Juan José Suárez Coppel Title: Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
CONSOLIDATED STRUCTURE OF PEMEX
PART I
SELECTED FINANCIAL DATA
Selected Financial Data of PEMEX
Selected Financial Data of PEMEX (continued)
EXCHANGE RATES
RISK FACTORS
HISTORY AND DEVELOPMENT
PIDIREGAS Capital Expenditures Year ended December 31,(1)
PIDIREGAS Approved Budget Capital Expenditures
Non-PIDIREGAS Capital Expenditures(1)
BUSINESS OVERVIEW
Infrastructure of PEMEX
Crude Oil and Condensate Reserves (including natural gas liquids)(1)
Dry Gas Reserves
Crude Oil Distribution
Refining Capacity by Production Process
Pemex-Refining Production
Value of Domestic Sales(1)
Volume of Domestic Sales
Natural Gas and Condensates Processing and Production(1)
Processing Capacity
Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)
Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)
Pemex-Petrochemicals Production
Value of Domestic Sales(1)
Crude Oil Exports by Country
Composition and Geographic Distribution of Crude Oil Export Sales
Volume of Exports and Imports
Value of Exports and Imports(1)
Imports and Exports of Selected Refined Products
Imports and Exports of Selected Petrochemicals
GENERAL REGULATORY FRAMEWORK
ENVIRONMENTAL REGULATION
Pemex-Exploration and Production
Pemex-Refining
Pemex-Gas and Basic Petrochemicals
Pemex-Petrochemicals
TRADE REGULATIONS AND EXPORT AGREEMENTS
TAXES AND DUTIES
UNITED MEXICAN STATES
Party Representation in Congress
Real GDP Growth by Sector
2000 and 2001 Results; 2002 Budget Assumptions and Targets
Net Internal Public Debt
Summary of External Public Debt(1) By Type
By Currency(3)
Total Indebtedness and Sales of Receivables of PEMEX
Contractual Obligations and Other Commercial Commitments Outstanding(1)
Fair Value of OTC Contracts (in thousands of U.S. dollars)
Fair Value of OTC Contracts at Period-End by Maturity(1)
Petróleos Mexicanos—Directors and Executive Officers
Pemex-Exploration and Production—Directors and Executive Officers
Pemex-Refining—Directors and Executive Officers
Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers
Pemex-Petrochemicals—Directors and Executive Officers
DOCUMENTS ON DISPLAY
Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2001(1)
Quantitative Disclosure of Market Risk (Interest Rate Risk) as of December 31, 2001(1) Derivative financial instruments held or issued for purposes other than trading
Quantitative Disclosure of Market Risk (Equity Swap) as of December 31, 2001(1)
INDEX TO FINANCIAL STATEMENTS
REPORT OF THE INDEPENDENT ACCOUNTANTS
REPORT OF THE INDEPENDENT AUDITORS
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars) (Notes 1, 2 and 14)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (In thousands of pesos and thousands of U.S. dollars) (Notes 1 and 2)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (In thousands of pesos and thousands of U.S. dollars) (Notes 1 and 2)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (In thousands of pesos and thousands of U.S. dollars) (Notes 1 and 2)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION BALANCE SHEET As of December 31, 2001
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION BALANCE SHEET As of December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 2001
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 1999
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 2001
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 1999
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION BALANCE SHEET As of December 31, 2001
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION BALANCE SHEET As of December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 2001
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 1999
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 2001
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 2000
SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CHANGES IN FINANCIAL POSITION For the year ended December 31, 1999
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS For the Years Ended December 31, 2001, 2000 and 1999
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000 (in thousands of constant pesos as of December 31, 2001)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (In thousands of constant pesos as of December 31, 2001)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (In thousands of constant pesos as of December 31, 2001)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (In thousands of constant pesos as of December 31, 2001)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS For the Years Ended December 31, 2001, 2000 and 1999 (In thousands of constant pesos as of December 31, 2001)
APPENDIX Reports of Other Independent Accountants
Report of Independent Accountants
Report of Independent Accountants
SIGNATURE
CERTIFICATIONS
CERTIFICATIONS