Form 20-F
period 2002-12-31
MEXICAN PETROLEUM
filed 2003-06-27
CIK 932782

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
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
8.50% Notes due 2008
9.125% Notes due 2010
6.50% Guaranteed Notes due February 1, 2005
8.00% Notes due 2011
7.875% Notes due 2009
8.625% Bonds due 2022
7.375% Notes due 2014

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

☒ Yes        ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17        ☒ Item 18

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

        References herein to "U.S. $," "$," "U.S. dollars" or "dollars" are to United States dollars. References herein to "pesos" or "Ps." are to the lawful currency of the United Mexican States ("Mexico"). The term "billion" as used herein means one thousand million. We maintain our consolidated financial statements and records in nominal or current pesos. Unless otherwise indicated, we have converted all peso amounts to U.S. dollars in this Form 20-F, including all convenience conversions of the Financial Statements, at an exchange rate of Ps. 10.3125 = $1.00, which is the exchange rate that the Ministry of Finance and Public Credit provided us on December 31, 2002. You should not construe these conversions from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See "Item 3—Key Information—Exchange Rates" for information regarding the rates of exchange between pesos and U.S. dollars.

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
Corporate Strategic Planning Department
Corporate Industrial Safety and Environmental Protection Department
Corporate Competitiveness and Innovation Department
Pemex-Exploration and Production
100.00 % P.M.I. Marine, Ltd.(5)
Pemex- Gas and Basic Petrochemicals
100.00 % MexGas International, Ltd.(8)
100.00 % Pasco InternationalLtd.(6)
100.00 % Pasco Terminals, Inc.(1)
99.87% Pan American Sulphur, Ltd.(3)
100.00 % Terrenos para Industrias, S.A.
50.00 % CH4 Energia S.A. de C.V.
50.00 % Gasoductos de Chihuahua S. de R.L. de C.V.
Pemex- Refining
Pemex- Petrochemicals
100.00 % Petroquímica Cosoleacaque, S.A. de C.V.
100.00 % Petroquímica Escolín, S.A. de C.V.
100.00 % Petroquímica Tula, S.A. de C.V.
100.00 % Petroquímica Camargo, S.A. de C.V.
100.00 % Petroquímica Cangrejera, S.A. de C.V.
100.00 % Petroquímica Morelos, S.A. de C.V.
100.00 % Petroquímica Pajaritos, S.A. de C.V.
P.M.I. Comercio Internacional, S.A. de C.V. 98.33%
P.M.I. Holdings, B.V.(2) 100.00%
P.M.I. Holdings, N.V.(9) 100.00%
P.M.I. Services North America, Inc.(1) 100.00%
Pemex Services Europe, Ltd.(3) 100.00%
P.M.I. Services, B.V.(2) 100.00%
Pemex Internacional España, S.A.(4) 100.00%
71.70% P.M.I. Norteamérica, S.A. de C.V. 28.30%
50.50%
1.00% P.M.I. Trading Ltd.(5) 48.50%
100.00% P.M.I. Holdings North America, Inc.(1)
Kot Insurance Co. Ltd(7) 100.00%
Integrated Trade Systems, Inc.(1) 100.00%
Pemex Project Funding Master Trust(10)
(1) Incorporated in the United States
(2) Incorporated in The Netherlands
(3) Incorporated in the United Kingdom
(4) Incorporated in Spain
(5) Incorporated in Ireland
(6) Incorporated in the Bahamas
(7) Incorporated in Bermuda
(8) Incorporated in the Cayman Islands
(9) Incorporated in the Netherlands Antilles
(10) Delaware statutory trust controlled by Petróleos Mexicanos
The Subsidiary Companies
Corporate Operations of Petróleos Mexicanos
The Subsidiary Entities and their Subsidiaries
The PMI Group
Other Subsidiary Companies and Pemex Project Funding Master Trust

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

        The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements included in Item 18. The selected financial data set forth below as of the five years ended December 31, 2002 have been derived from the consolidated financial statements of PEMEX for the years ended December 31, 1998 and 1999 (which are not included herein) and the consolidated financial statements of PEMEX for the years ended December 31, 2000, 2001 and 2002. The consolidated financial statements of PEMEX for the year ended December 31, 2000 were audited by Mancera, S.C. (a Member Practice of Ernst & Young Global), and the consolidated financial statements of PEMEX for the years ended December 31, 2001 and 2002 were audited by PricewaterhouseCoopers, S.C. See "Item 5—Operating and Financial Review and Prospects—Change in Independent Auditors."

        The Financial Statements are prepared in accordance with Mexican Generally Accepted Accounting Principles (which we refer to as "Mexican GAAP") and, as to the recognition of inflation, in accordance with the guidelines established in Financial Reporting Standard NIF-06 BIS "A," section A. See Notes 2 b) and 15 to the Financial Statements for a discussion of the inflation accounting rules applicable to us. Mexican GAAP differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as "U.S. GAAP"). The most important of the material items generating a difference between operating results under U.S. and Mexican GAAP are the accounting methodologies for the treatment of exploration and drilling costs, pension premiums and post-retirement benefit obligations, financial instruments, inflation, foreign exchange losses, capitalized interest, depreciation, impairment of fixed assets and profit in inventory, which are described in Note 19 to the Financial Statements and "Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation."

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)
	1998		1999		2000		2001		2002		2002(3)
	(in millions of pesos or U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican GAAP:
Net sales(4)	Ps.	256,987	Ps.	334,814	Ps.	468,268	Ps.	445,330	Ps.	481,437	$46,685
Total revenues(4)		265,749		344,979		478,688		457,385		487,358	47,259
Total revenues net of the IEPS Tax		199,894		256,630		409,132		362,187		372,867	36,157
Operating income		140,299		187,669		274,057		230,703		263,098	25,513
Income (loss) for the period		(11,588)		(21,157)		(19,710)		(34,091)		(30,492)	(2,957)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican GAAP:
Cash and cash equivalents		14,631		23,987		27,827		14,442		43,876	4,255
Total assets		416,691		482,248		563,468		556,883		697,379	67,625
Long-term debt		87,615		83,127		104,370		123,170		191,048	18,526
Total long-term liabilities		206,728		236,599		317,096		362,069		482,913	46,828
Equity		167,138		161,469		150,605		122,866		100,696	9,764
Amounts in accordance with U.S. GAAP:
Net sales(5)		191,132		246,465		398,711		350,131		366,946	35,583
Operating income(5)		73,583		106,024		208,862		142,803		168,323	16,322
Income (loss) for the period		(27,364)		(15,370)		(16,697)		(25,444)		(32,800)	(3,181)
Total assets		283,540		362,947		434,743		432,687		566,363	54,920
Equity (deficit)		29,735		12,904		(13,567)		(42,331)		(91,944)	(8,916)
Other Financial Data
Amounts in accordance with Mexican GAAP:
Depreciation and amortization		15,697		23,941		26,061		28,453		31,620	3,066
Investments in fixed assets at cost(6)		43,936		40,497		76,233		51,672		91,338	8,857
Ratio of earnings to fixed charges:
Mexican GAAP(7)		—		—		—		—		—	—
U.S. GAAP(7)		—		—		—		—		—	—

(1)
Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Pemex Project Funding Master Trust). Beginning with the year ended December 31, 2000, we include the financial position and results of Mex Gas International, Ltd. For U.S. GAAP purposes, beginning with the year ended December 31, 2001, we include the financial position and results of Pemex Finance, Ltd.
(2)
Each of our financial statements for the five years ended December 31, 2002 was prepared according to Mexican GAAP but recognizes the effect of inflation according to Mexican Financial Reporting Standard NIF-06 BIS "A," section A, which is different from Mexican GAAP Bulletin B-10. Mexican GAAP differs from U.S. GAAP. The most important of the material differences between U.S. GAAP and Mexican GAAP affecting PEMEX are the accounting treatment of: (1) exploration and drilling costs, (2) pensions and post-retirement obligations, (3) financial instruments, (4) inflation, (5) foreign exchange losses, (6) capitalized interest, (7) depreciation of fixed assets, (8) impairment of fixed assets and (9) profit in inventory. For a further discussion of these and other differences, see Note 19 to the Financial Statements.
(3)
Conversions into U.S. dollars of amounts in pesos have been made at the established exchange rate for accounting purposes of Ps. 10.3125 = U.S. $1.00 at December 31, 2002. Such conversions should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
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
(7)
Under U.S. GAAP, earnings for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 21,076 million for 1998, Ps. 5,253 million for 1999, Ps. 624 million for 2000, Ps. 10,857 million for 2001 and Ps. 13,605 million for 2002. Under Mexican GAAP, earnings for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 were insufficient to cover fixed charges; the amount by which fixed charges exceeded earnings was 5,020 million for 1998, Ps. 11,310 million for 1999, Ps. 4,092 million for 2000, Ps. 18,258 million for 2001 and Ps. 10,882 million for 2002.
Source:
PEMEX's financial statements.

        PEMEX does not currently prepare comprehensive price-level adjusted financial statements in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," under Mexican GAAP. For the year ended December 31, 1998, Mexico was deemed to be a hyperinflationary economy. Pursuant to Rule 3-

20(c) of Regulation S-X promulgated by the U.S. Securities and Exchange Commission, PEMEX has included unaudited selected financial data prepared on the basis of price-level adjusted financial information for this year reflecting the impact of U.S. GAAP adjustments and reclassifications. For the years ended December 31, 1999, 2000, 2001 and 2002, Mexico was not considered a hyperinflationary economy. However, we have continued to provide supplemental unaudited price-level adjusted financial information for these subsequent years in lieu of a comprehensive price-level adjustment that would result from our application of Bulletin B-10. In the opinion of PEMEX management, all adjustments that are necessary for a fair presentation of the price-level adjusted financial information have been included herein. This unaudited price-level adjusted financial data is derived from the supplemental price-level adjusted financial information included elsewhere and should also be read in conjunction with the Financial Statements included herein.

Selected Financial Data of PEMEX
(continued)

	Years Ended December 31,
	1998		1999		2000		2001		2002
	(in millions of constant 2002 pesos)
Unaudited Price-level Adjusted Information
Income Statement Data
Amounts in accordance with U.S. GAAP:
Net sales(1)	Ps.	279,863	Ps.	309,544	Ps.	457,346	Ps.	377,579	Ps.	376,757
Total revenues(1)		291,360		318,647		468,293		393,656		384,523
Net income (loss)		(20,974)		(22,270)		(38,658)		(18,234)		(32,054)
Balance Sheet Data (end of period)
Amounts in accordance with U.S. GAAP:
Cash and cash equivalents		19,760		28,843		30,708		15,314		44,658
Total assets		546,822		586,783		624,206		609,069		715,895
Long-term debt		118,329		99,954		115,178		171,543		231,791
Total long-term liabilities		282,518		307,675		377,810		410,220		527,398
Total equity		190,426		177,546		140,163		117,212		67,275

(1)
Total revenues and net sales figures do not include the IEPS Tax as part of the sales price of the products sold.
Source:
Petróleos Mexicanos.

        In January 2003, the Ministry of Finance and Public Credit informed us that, for the fiscal year ended December 31, 2003, we will recognize the effects of inflation in accordance with NIF-06 BIS "A" section C, which will require us to adopt Bulletin B-10. Among other things, Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos of the date of the most recent balance sheet presented. We are currently evaluating the impact that the adoption of Bulletin B-10 will have on our consolidated financial statements.

EXCHANGE RATES

        The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

	Exchange Rate
Period	High	Low	Average(1)	Period End
Year Ended December 31,
1998	10.630	8.040	9.243	9.901
1999	10.600	9.243	9.563	9.480
2000	10.087	9.183	9.472	9.618
2001	9.972	8.946	9.337	9.156
2002	10.425	9.001	9.746	10.425
2003:
January	10.978	10.321	10.622	10.902
February	11.064	10.774	10.945	11.029
March	11.235	10.661	10.905	10.782
April	10.770	10.308	10.589	10.308
May	10.424	10.113	10.253	10.340
June(2)	10.739	10.244	10.522	10.600

(1)
Average of month-end rates, except for 2003 monthly exchange rates.
(2)
For the period beginning June 1, 2003 to June 14, 2003.
Source:
Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York.

        The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on June 23, 2003 was Ps. 10.4745 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to the Operations of PEMEX

Crude oil prices are volatile, and low oil prices negatively affect PEMEX's income

        International crude oil prices are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include competition within the oil industry and with other industries in supplying clients with competing commodities, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations, political events in major oil producing and consuming nations and actions taken by Organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries.

        When international crude oil and natural gas prices are low, we earn less export sales revenue, and, therefore, earn less income because our costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, we earn more export sales revenue and our income increases. As a result, future fluctuations in international crude oil prices will directly affect our results of operations and financial condition.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks

        We are subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of our facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation).

        More specifically, our business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. The occurrence of any of these events could result in personal injuries, loss of life, environmental damage and the necessary clean-up expenses, and damage to property.

        Although we have purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks. See "Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance."

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations

        A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases our costs because it requires us to make significant capital expenditures, limits our ability to extract hydrocarbons, resulting in lower revenues, and forces us to raise the price of our products relative to our competitors. For an estimate of our accrued environmental liabilities, see "Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities."

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

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX, it could limit PEMEX's ability to satisfy its external debt obligations, and it could privatize PEMEX

        Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls us, as well as our annual budget, which is approved by the Mexican Congress. The Mexican Government has the power to intervene directly or indirectly in our commercial affairs. Such an intervention could adversely affect our ability to make payments under any securities issued or guaranteed by us.

        The Mexican Government's agreements with international creditors may affect our external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

        The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of the United Mexican States) were amended, to privatize or transfer all or a portion of Petróleos Mexicanos and the subsidiary entities or its assets. A privatization could adversely affect production, cause a disruption in our workforce and our operations, and cause us to default on certain obligations. See also "—Considerations Related to Mexico" below.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government

        The Mexican Government taxes Petróleos Mexicanos and the subsidiary entities heavily. Approximately 64% of our sales revenues are used to pay taxes. The Mexican Government and PEMEX determine the rates of taxes and duties applicable to PEMEX from year to year depending on a variety of factors. For further information, see "Item 4—Information on the Company—Taxes and Duties" and "Item 5—Operating and Financial Review and Prospects—General—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes." In addition, Petróleos Mexicanos is obligated to pay minimum guaranteed dividends to the Mexican Government. For further information on how the minimum guaranteed dividend is determined, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution "A,"' "Item 8—Financial Information—Dividends" and Note 13 to the Financial Statements.

The Mexican Government has entered into agreements with other nations to limit production

        Although Mexico is not a member of OPEC, it has entered into agreements with OPEC and non-OPEC countries to reduce global crude oil supply. We do not control the Mexican Government's international affairs and the Mexican Government could agree with OPEC or other countries to reduce our crude oil production or exports in the future. A reduction in our oil production or exports could reduce our revenues. For more information, see "Item 5—Operating and Financial Review and Prospects—Export Agreements."

PEMEX does not own the hydrocarbon reserves in Mexico, and information on reserves is based on estimates

        The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives Petróleos Mexicanos and the subsidiary entities the exclusive right to exploit Mexico's hydrocarbon reserves, it does not preclude the Mexican Government from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect our ability to generate income.

        The information on oil, gas and other reserves set forth in this Form 20-F is based on estimates. Reserves valuation is a subjection process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserve estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. Therefore, proved reserve estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Pemex-Exploration and Production revises its estimates of Mexico's hydrocarbon reserves annually, which may result in material revisions to our estimates of Mexico's hydrocarbon reserves.

PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico's hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX's income and inability to obtain financing may limit PEMEX's ability to make capital investments

        We invest funds to increase the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. Our ability to make these capital expenditures is limited by the substantial taxes that we pay and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. For more information, see "Item 4—Information on the Company—Capital Expenditures and Investments."

PEMEX may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited

        Petróleos Mexicanos and the subsidiary entities are decentralized public entities of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against us unless the U.S. court determines that we are not entitled to sovereign immunity with respect to that action. In addition, Mexican law does not allow attachment prior to judgment. As a result, your ability to enforce judgments against us in the courts of Mexico may be limited. We also do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against our property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act. Finally, if you were to bring an action in Mexico seeking to enforce our obligations under any of our securities, satisfaction of those obligations may be made in pesos.

        Our directors and officers, as well as some of the experts named in this annual report, reside outside the United States. Substantially all of our assets and those of most of our directors, officers and experts are located outside the United States. As a result, you may not be able to effect service of process on our directors or officers or those experts within the United States.

Considerations Related to Mexico

Economic conditions and government policies in Mexico may have a material impact on PEMEX's operations

        A deterioration in Mexico's economic conditions, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain and service foreign debt. In addition, the Mexican Government may cut spending in the future. These cuts could adversely affect our business, financial condition and prospects. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may reemerge in the future, and could adversely affect our business and our ability to service our debt.

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

        Most of our debt is denominated in U.S. dollars, as is all of the debt of Pemex Finance, Ltd., a Cayman Islands company with limited liability established to issue securities backed by PMI crude oil receivables to provide financing for investments in certain of our largest capital expenditures as long-term productive infrastructure projects (which we refer to as "PIDIREGAS"). In the future, Pemex Finance, Ltd. and we may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses.

        For information on historical peso/U.S. dollar exchange rates, see "Exchange Rates" above.

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

Item 4.    Information on the Company

HISTORY AND DEVELOPMENT

        We are the largest company in Mexico, and according to Petroleum Intelligence Weekly, we were the seventh largest oil and gas company in the world in 2001. In 1938, President Lázaro Cárdenas del Río of Mexico nationalized the foreign-owned oil companies which were then operating in Mexico and the Mexican Congress established Petróleos Mexicanos by a decree, effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico's petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

        PEMEX's executive offices are located at Avenida Marina Nacional No. 329, Colonia Huasteca, Mexico, D.F. 11311, Mexico. PEMEX's telephone number is (52-55) 5722-2500.

Organizational Laws

        The activities of Petróleos Mexicanos and the subsidiary entities are regulated primarily by:

  •
  the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the "Regulatory Law"); and

  •
  the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, which we refer to as the "Organic Law").

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

        PIDIREGAS.    An important component of our capital expenditures are PIDIREGAS. Because of federal budgetary constraints, the Mexican Government has sought private sector participation in the building and financing of PIDIREGAS. The Mexican Government approves the designation of certain infrastructure projects as PIDIREGAS. This designation means that these projects are treated as off-balance sheet items for annual budgetary purposes, until delivery of the completed project to us or until our payment obligations begin under the contract.

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

        Compliance with the Mexican Government's Financial Reporting Standards and the Guidelines for the Accounting Treatment of Investments in Long-Term Productive Infrastructure Projects (Technical Release NIF-09), which outlines the accounting and budgetary treatment applicable to PIDIREGAS, is mandatory during the construction period and after delivery of the PIDIREGAS. The distinction between PIDIREGAS and non-PIDIREGAS expenditures is an important one for budgetary purposes, as a project's designation as a PIDIREGAS guarantees that its financing is immune from across-the-board budget cuts.

        In recent years, PIDIREGAS have represented a significant portion of our total annual capital expenditures. PIDIREGAS expenditures alone totaled Ps. 57.8 billion in 2002 (64% of our total capital expenditures), Ps. 35.9 billion in 2001 (53% of our total capital expenditures) and Ps. 42.9 billion in 2000 (58% of our total capital expenditures). For 2003, PEMEX has budgeted approximately Ps. 107.0 billion for PIDIREGAS expenditures (or approximately 74% of our total budgeted capital expenditures). While PIDIREGAS expenditures are considered off-balance sheet items under Mexican Financial Reporting Standards applicable to Mexican public sector entities, these expenditures and liabilities are included in our Mexican GAAP financial statements.

        The following table sets forth our capital expenditures for PIDIREGAS for the five years ended December 31, 2002 and the budget for such expenditures for 2003.

PIDIREGAS Capital Expenditures
Year ended December 31,(1)(2)

	1998		1999		2000		2001		2002		Budget 2003(3)
	(millions of pesos)
Pemex-Exploration and Production
Cantarell	Ps.	12,979	Ps.	18,337	Ps.	20,210	Ps.	25,867	Ps.	24,397	Ps.	25,882
Burgos		4,826		7,307		5,596		7,018		9,383		9,180
Delta del Grijalva		795		982		1,431		1,466		1,439		755
Strategic Gas Program(4)		—		—		—		1,594		8,967		23,368
Ku-Maloob-Zaap		—		—		—		—		865		3,799
Antonio J. Bermúdez		—		—		—		—		471		3,946
Jujo-Tecominoacán		—		—		—		—		279		1,652
Bellota-Chinchorro		—		—		—		—		244		1,673
Cactus-Sitio Grande		—		—		—		—		114		1,836
Abkatún Integral		—		—		—		—		529		2,334
Ek-Balam		—		—		—		—		99		878
El Golpe-Puerto Ceiba		—		—		—		—		396		1,285
Taratunich		—		—		—		—		92		904
Och-Uech-Kax		—		—		—		—		261		520
Carmito-Artesa		—		—		—		—		187		871
Arenque		—		—		—		—		183		656
Cárdenas		—		—		—		—		44		593
Amatitlán-Profeta-Tzapotempa-Vinazco		—		—		—		—		8		872
Ayín-Alux		—		—		—		—		17		179
Pol		—		—		—		—		720		1,696
Chuc		—		—		—		—		302		2,332
Agua Fría-Coapechaca-Tajín		—		—		—		—		93		1,169
Caan		—		—		—		—		374		1,528
Integral Batab		—		—		—		—		57		433
Integral Kanaab		—		—		—		—		13		231
Integral Poza Rica		—		—		—		—		22		385
Integral Yaxche		—		—		—		—		—		12

Total		18,599		26,626		27,236		35,945		49,557		88,968
Pemex-Refining
Cadereyta(5)		—		—		15,652		—		115		—
Madero(6)		—		—		—		—		6,608		12,304
Salamanca(7)		—		—		—		—		—		2,673
Tula(8)		—		—		—		—		1,461		124
Minatitlán		—		—		—		—		—		1,442

Total		—		—		15,652		—		8,184		16,542
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant No. 2		890		653		—		—		—		—
Modular Cryogenic Plants in Reynosa		—		—		—		—		75		1,460

Total		890		653		—		—		75		1,460

Total PIDIREGAS Expenditures	Ps.	19,489	Ps.	27,279	Ps.	42,888	Ps.	35,945	Ps.	57,816	Ps.	106,969

Note:
Numbers may not total due to rounding.
(1)
Amounts based on cash basis method of accounting.
(2)
Includes capitalized interest during construction period.
(3)
Approved budget.
(4)
The Strategic Gas Program includes 23 different natural gas projects that we expect will increase domestic supply of natural gas, thereby minimizing imports.
(5)
At December 31, 2002, the Cadereyta project was certified as 99.31% complete.
(6)
The Madero project was completed on October 24, 2002 and the final payment was made to the contractor on March 3, 2003.
(7)
The Salamanca project was completed on January 9, 2003.
(8)
The Tula project was completed and contractors were paid in August 2002, although amounts have been budgeted for 2003 to cover potential adjustments or additional works required in connection with this project.
Source:
Petróleos Mexicanos.

        During 2002, Pemex-Exploration and Production implemented 26 PIDIREGAS projects. Pemex-Exploration and Production will continue to implement these projects in 2003, as well as an additional project that was approved by the Mexican Government in 2002. Pemex-Refining will implement a new PIDIREGAS at Minatitlán in 2003 which was approved by the Mexican Government in 1998. The following table sets forth our approved capital expenditures budget for PIDIREGAS for 2003 through 2006.

PIDIREGAS Approved Budget Capital Expenditures

	Year ended December 31,(1)(2)
	2003		2004		2005		2006
	(millions of constant 2003 pesos)
Pemex-Exploration and Production
Cantarell	Ps.	25,882	Ps.	19,274	Ps.	11,505	Ps.	9,837
Strategic Gas Program		23,368		20,626		21,722		7,156
Burgos		9,180		19,498		16,089		17,201
Antonio J. Bermúdez		3,946		4,095		4,478		4,314
Ku-Maloob-Zaap		3,799		9,707		13,978		13,084
Abkatún Integral		2,334		1,936		1,287		1,222
Chuc		2,332		1,551		1,843		1,557
Cactus-Sitio Grande		1,836		1,577		1,058		881
Pol		1,696		1,682		1,327		1,448
Bellota-Chinchorro		1,673		1,959		1,142		1,092
Jujo-Tecominoacán		1,652		1,649		933		568
Caan		1,528		1,391		931		887
El Golpe-Puerto Ceiba		1,285		287		240		166
Agua Fría-Coapechaca-Tajín(3)		1,169		1,593		503		114
Taratunich		904		340		288		250
Ek-Balam		878		615		479		405
Amatitlán-Profeta-Tzapotempa-Vinazco(3)		872		1,504		642		309
Carmito-Artesa		871		857		566		561
Delta del Grijalva		755		316		244		203
Arenque		656		800		734		695
Cárdenas		593		570		163		236
Och-Uech-Kax		520		102		72		117
Integral Batab		433		292		87		64
Integral Poza Rica		385		315		332		353
Integral Kanaab		231		8		6		40
Ayín-Alux		179		703		1,928		1,269
Integral Yaxche		12		447		381		254

Total		88,968		93,695		82,957		64,282
Pemex-Refining
Madero		12,304		—		—		—
Salamanca		2,673		—		—		—
Tula		124		—		—		—
Minatitlán		1,442		5,867		6,267		2,362
Salina Cruz		—		2,274		9,064		3,817

Total		16,542		8,141		15,331		6,179
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		1,460		86		—		—

Total		1,460		86		—		—
Total PIDIREGAS Budget	Ps.	106,969	Ps.	101,922	Ps.	98,288	Ps.	70,461

Note:
Numbers may not total due to rounding.
(1)
Amounts based on cash basis method of accounting.
(2)
Includes capitalized interest during the construction period.
(3)
PIDIREGAS relating to the development of the Chicontepec field.
Source:
Petróleos Mexicanos.

        Non-PIDIREGAS Capital Expenditures.    In addition to the Ps. 57.8 billion spent on PIDIREGAS in 2002, we spent Ps. 33.2 billion in 2002 on other capital expenditures, which represents a 3.7% increase from the Ps. 32.0 billion in non-PIDIREGAS capital expenditures in 2001. Of the Ps. 33.2 billion in non-PIDIREGAS capital expenditures during 2002, we directed Ps. 22.3 billion (or 67.3% of total non-PIDIREGAS capital expenditures) to exploration and production programs. Of the Ps. 32.0 billion in non-PIDIREGAS capital expenditures in 2001 and the Ps. 31.4 billion in non-PIDIREGAS capital expenditures in 2000, we directed Ps. 21.4 billion (or 66.7% of total non-PIDIREGAS capital expenditures) in 2001 and Ps. 19.4 billion (or 61.7% of total non-PIDIREGAS capital expenditures) in 2000 to exploration and production programs.

        Excluding PIDIREGAS expenditures, we have budgeted a total of Ps. 36.8 billion for capital expenditures in 2003. Of this amount, we expect to direct Ps. 22.6 billion (or 61.3% total non-PIDIREGAS capital expenditures) to exploration and production programs in 2003.

        Our capital expenditures (excluding PIDIREGAS) for the five years ended December 31, 2002 and budgeted for 2003 and 2004 were distributed and budgeted among the subsidiary entities as follows:

Non-PIDIREGAS Capital Expenditures(1)

	Year ended December 31,
	1998		1999		2000		2001		2002		Budget 2003(4)		Budget 2004(5)
	(millions in pesos)
Pemex-Exploration and Production	Ps.	19,103	Ps.	14,600	Ps.	19,390	Ps.	21,357	Ps.	22,317	Ps.	22,561	Ps.	34,700
Pemex-Refining		7,162		6,608		6,874		6,538		7,113		8,319		10,551
Pemex-Gas and Basic Petrochemicals		3,334		2,777		3,719		2,676		1,863		2,941		4,377
Pemex-Petrochemicals		1,181		945		996		1,058		1,454		2,465		3,339
Petróleos Mexicanos corporate(2)		262		319		429		366		432		542		1,046

Total	Ps.	31,043	Ps.	25,249	Ps.	31,408	Ps.	31,996	Ps.	33,179	Ps.	36,830	Ps.	54,013

Payment of PIDIREGAS debt(3)	Ps.	39	Ps.	146	Ps.	2,571	Ps.	5,003	Ps.	10,237	Ps.	16,632	Ps.	20,538

Note:
Numbers may not total due to rounding.
(1)
There are no capital expenditures at the subsidiary company level.
(2)
Petróleos Mexicanos corporate consists of the operations of the central management of Petróleos Mexicanos.
(3)
This amount is included in the total non-PIDIREGAS capital expenditures.
(4)
Approved budget.
(5)
Subject to approval by the Mexican Congress during the 2004 budgetary process.
Source:
Petróleos Mexicanos.

        Our principal objectives for upstream investment are to increase and improve the quality of Mexico's reserves, enhance Pemex-Exploration and Production's recovery ratio and improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations. In 2003, Pemex-Exploration and Production plans to continue its Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term. The 2003 budget objectives are to increase the supply of hydrocarbons, satisfy natural gas demand and increase refining capacity. Moreover, our increased production goals for 2003 include producing, on average, 9.9% more crude oil and 6% more natural gas as compared to 2002, in order to decrease imports of these products. In addition, Pemex-Gas and Basic Petrochemicals' production of petroleum products is expected to increase by 9.5% as compared to 2002.

        Our downstream investment program seeks to improve the quality of our product selection, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

BUSINESS OVERVIEW

Overview by Business Segment

        Exploration and Production

        Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. Measured in U.S. dollars, we increased our capital investment in exploration and production activities by 21% in 2002 by financing an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 4.13 million barrels of oil equivalent per day in 2002. Pemex-Exploration and Production's crude oil production increased by 1.6% from 2001 to 2002, averaging 3,177 thousand barrels per day in 2002. Pemex-Exploration and Production's natural gas production (excluding natural gas liquids) decreased by 1.9% from 2001 to 2002, averaging 4,423 million cubic feet per day in 2002.

        Refining

        Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences a significant demand for its refined products. Pemex-Refining's atmospheric distillation refining capacity was approximately 1,540 thousand barrels per day during 2002. In 2002, Pemex-Refining produced 1,276 thousand barrels per day of refined products, as compared to 1,267 thousand barrels per day of refined products in 2001.

        Gas and Basic Petrochemicals

        Pemex-Gas and Basic Petrochemicals processes natural gas and natural gas liquids, transports, distributes and sells natural gas and liquefied petroleum gas throughout Mexico and produces and sells several basic petrochemical feedstocks. Pemex-Gas and Basic Petrochemicals' total sour natural gas processing capacity increased from 3,923 million cubic feet per day in 2001 to 4,173 million cubic feet per day in 2002. Pemex-Gas and Basic Petrochemicals processed 3,260 million cubic feet per day of sour natural gas in 2002, a 1% increase from the 3,227 million cubic feet per day of sour natural gas produced in 2001. It produced 418 thousand barrels per day of natural gas liquids in 2002, 5.6% less than 2001 natural gas liquid production 443 thousand barrels per day.

        Petrochemicals

        Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane, such as polyethylenes, as well as other olefins; (3) aromatics and their derivatives; (4) propylene and its derivatives; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals' total annual production (excluding ethane and butane gases) decreased by 1.8% in 2002, from 5,994 thousand tons in 2001 to 5,889 thousand tons in 2002.

        International Trading

        In 2002, we sold 1,702 thousand barrels per day of crude oil through our subsidiary P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"). PEMEX is a major supplier of crude oil to the United States. PMI, PMI Trading Ltd. ("PMI Trading") and their affiliates (together, the "PMI Group") provide PEMEX and a number of independent customers with international trading, distribution and related services. PMI and PMI Trading sell, buy and transport crude oil, refined products and petrochemicals in world markets. The PMI Group also provides related risk management, insurance, transportation and storage services to PEMEX. The PMI Group has offices in Mexico City, Houston and London. The PMI Group's trading volume of sales and imports totaled U.S. $19,387 million in 2002, including U.S. $13,276 million in crude oil sales.

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

        Mexico's total proved developed and undeveloped reserves of crude oil and condensates decreased by 7.0% in 2001, from 20.2 billion barrels of oil equivalent at December 31, 2000 to 18.8 billion barrels of oil equivalent at December 31, 2001, and decreased by 8.4% in 2002, from 18.8 billion barrels of oil equivalent at December 31, 2001 to 17.2 billion barrels of oil equivalent at December 31, 2002. Mexico's total proved developed and undeveloped dry gas reserves decreased by 6.4% in 2001, from 17.4 trillion cubic feet at December 31, 2000 to 16.3 trillion cubic feet at December 31, 2001, and decreased by 7.8% in 2002, from 16.3 trillion cubic feet at December 31, 2001 to 15.0 trillion cubic feet at December 31, 2002.

        The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico's proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	1999	2000	2001	2002
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	21,638	21,519	20,186	18,767
Revisions	775	(180)	(144)	(247)
Extensions and discoveries(2)	311	91	2	(36)
Production	(1,205)	(1,244)	(1,277)	(1,288)

At December 31	21,519	20,186	18,767	17,196

Proved developed reserves at December 31	11,414	12,312	12,622	11,725

Note:
Numbers may not total due to rounding.
(1)
Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.
(2)
Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
Source:
Pemex-Exploration and Production.

Dry Gas Reserves

	1999	2000	2001	2002
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	17,054	18,471	17,365	16,256
Revisions	2,427	3	(78)	(443)
Extensions and discoveries(1)	176	58	98	313
Production(2)	(1,186)	(1,167)	(1,129)	(1,141)

At December 31	18,471	17,365	16,256	14,985

Proved developed reserves at December 31	11,127	9,713	8,776	8,572

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
Source:
Pemex-Exploration and Production.

        The following table sets forth the number of proved developed and undeveloped reserves, the number of producing wells, and the number of proved undeveloped locations for the fields that contain over 85% of Mexico's proved reserves, as of December 31, 2002.

Field	Proved Reserves	Developed Reserves	Undeveloped Reserves	Producing Wells	Undeveloped Locations
	(in millions of barrels of crude oil equivalent)
Akal	8,379.1	6,851.7	1,527.4	188	54
Ku-Maloob-Zaap	1,458.1	475.7	982.4	40	64
Samaria	1,246.2	944.3	302.0	44	9
Jujo-Tecominoacán	1,098.0	922.1	175.9	49	26
Chicontepec	653.6	36.6	617.0	359	1,406
Iride	626.2	355.4	270.8	18	23
Cunduacán	487.8	345.0	142.8	17	8
Sihil	304.8	21.8	283.0	0	9
Caan	276.7	263.5	13.2	22	1
Chuc	242.1	212.5	29.6	15	6
Oxiacaque	260.9	156.0	104.9	7	2
Cárdenas	97.1	47.2	49.9	17	2
Sinán	203.7	0.0	203.7	0	22
Muspac	202.2	196.5	5.6	23	1
Poza Rica	114.6	96.1	18.4	164	20
Paredón	181.7	62.0	119.7	7	0
Ayín	188.5	0.0	188.5	0	14
Cactus	140.7	68.0	72.7	16	9
Abkatún	123.5	101.8	21.7	17	2
Culebra	66.9	37.8	29.1	290	78
Balam	113.9	93.5	20.4	4	2
Sen	65.5	65.5	0.0	11	3
Nohoch	10.1	10.1	0.0	1	0
Pol	41.7	41.7	0.0	14	0
Kutz	86.5	86.5	0.0	2	0
Caparroso-Pijije-Escuintle	95.5	76.2	19.3	14	4
Luna-Palapa	26.5	26.5	0.0	9	0
Cuitláhuac	46.7	28.1	18.6	155	39
Chac	24.3	24.3	0.0	2	0
Arcos	20.6	19.7	0.9	121	6
Arcabuz	14.8	8.1	6.7	73	20
Lum	42.1	0.0	42.1	0	3
Ek	36.1	36.1	0.0	1	0
Ixtoc	27.9	27.9	0.0	2	0
Bacab	22.4	22.4	0.0	3	0
Platanal	5.5	5.5	0.0	2	1
Escarbado	9.2	9.2	0.0	2	0
Tizón	8.6	4.4	4.2	2	0

Total	17,050.3	11,779.7	5,270.5	1,711	1,834

Mexico's proved reserves	20,077.3	13,373.2	6,704.1
Percentage	85%	88%	79%

Source:
Pemex-Exploration and Production.

  Exploration and Drilling

        We seek to identify new oil reservoirs through our exploration program in order to maintain an adequate level of reserves. From 1990 through 2002, we completed 2,498 exploration and development wells. During 2002, the average success rate for exploration wells was 50%, and the average success rate for development wells was 88%. From 1998 to 2002, we discovered five new crude oil fields and 43 new natural gas fields, bringing the total number of our crude oil and natural gas fields in production to 310 at the end of 2002.

        While most of our offshore production in the Gulf of Mexico occurs in waters less than 100 meters deep, the 2002 exploration program included exploration of regions located in deeper waters. Our most productive crude oil and natural gas fields in the Gulf of Mexico are in the Cantarell complex, Ku-Maloob-Zaap in the Northeast Marine region and Caan, Abkatun and Chuc in the Southwest Marine region. The Cantarell complex, for example, produced 1,879 thousand barrels per day of crude oil in 2002, or 59.1% of our total 2002 crude oil production, and 688 million cubic feet per day of natural gas in 2002, or 15.6% of our total 2002 natural gas production.

        The following table summarizes our drilling activity for the five years ended December 31, 2002.

	Year Ended December 31,
	1998	1999	2000	2001	2002
Wells drilled	233	234	285	449	447
Wells completed	203	234	247	459	459
Exploratory wells	21	22	37	53	55
Success rate %	62	41	57	53	50
Development wells	182	212	210	406	404
Success rate %	98	91	95	91	88
Producing wells at end of period(1)	4,551	4,269	4,184	4,435	4,591
Marine Region(1)	336	302	310	352	346
Southern Region(1)	1,260	1,125	1,113	1,066	1,000
Northern Region(1)	2,955	2,842	2,761	3,017	3,245
Fields in production	324	313	299	301	310
Marine Region	19	19	18	19	20
Southern Region	105	106	104	96	94
Northern Region	200	188	177	186	196
Drilling Rigs	60	42	43	50	70
Kilometers drilled	728	706	782	1,098	1,186
Average depth by well (meters)	3,907	3,062	2,838	2,359	2,478
Discovered Fields(2)	6	5	6	15	16
Crude Oil	2	—	1	0	2
Natural gas	4	5	5	15	14
Crude oil and natural gas output by well (barrels per day)	897	920	959	923	900

(1)
Figures for the years ended 2000, 2001 and 2002 represent annual averages of producing wells.
(2)
Includes only fields with proved reserves.
Source:
Pemex-Exploration and Production.

        The following table sets forth our lifting costs (the average amount in U.S. dollars that it costs us to extract a barrel of oil equivalent) for each of the last three years.

Average Lifting Costs Year Ended December 31,
2000	2001	2002
(U.S. dollars per barrel)
$2.97	$3.34	$3.04

Source:
Pemex-Exploration and Production.

        Our lifting costs decreased by 9% from 2001 to 2002 as a result of a decrease in the average purchase cost of gas used for pneumatic pumping, from U.S. $3.88 per million cubic feet in 2001 to U.S. $2.78 per million cubic feet in 2002.

  Extensions and Discoveries

        During the year 2002, we discovered new sources of crude oil and natural gas reserves in the Southwest Marine region, the Northern region and the Southern region. The new discoveries yielded a total of 124.8 million barrels of crude oil equivalent of proved reserves.

        In the Southwestern Marine region, drilling of the Hap-1, Chukúa-1, Akpul-1 and Misón-101 wells led to the addition of 133.9 billion cubic feet of proved natural gas, and 42.2 million barrels of proved oil reserves. The drilling of wells in the Northern region led to the addition of 237.2 billion cubic feet of proved natural gas reserves. The main discoveries in the Burgos basin are Enlace and Pamorana, which account for 24.2 billion cubic feet of proved natural gas reserves. Other important discoveries in Veracruz and Poza Rica (such as Lankahuasa, which is described below) led to the addition of 60.5 and 131.5 billion cubic feet of natural gas, respectively.

        During 2002, the drilling of extension wells resulted in a net reduction of 60 million barrels of crude oil and 145 billion cubic feet of natural gas, resulting from an increase of 15 million barrels of crude oil and 39 billion cubic feet of natural gas in Playuela and Cocuite, and a decrease of 75 million barrels of crude oil and 184 billion cubic feet of natural gas in Sihil.

  Investment in Exploration and Production

        In 2002, we invested Ps. 71,874 million in exploration and production, as compared to Ps. 57,302 million in 2001, representing a 25.4% increase in investment in exploration and production. An important component of our investment budget consists of projects financed under the Mexican Government's program for PIDIREGAS. In 2002, Pemex-Exploration and Production's PIDIREGAS investments totaled approximately Ps. 49,557 million, consisting of Ps. 24,397 million in investments in the Cantarell fields, Ps. 9,383 million for development of the Burgos natural gas fields, Ps. 8,967 million in the Strategic Gas Program and Ps. 1,439 in the Delta del Grijalva project. During 2002, these four project investments amounted to 89.2% of all PIDIREGAS investments in exploration and production. The remaining 10.8% amounted to Ps. 5,371 million, which was invested in the 22 new projects commenced in 2002. Of these 22 new projects, we invested Ps. 865 million in Ku-Maloob-Zapp, Ps. 720 million in Pol and Ps. 529 million in Abkatun Integral. The Cantarell, Burgos, Delta de Grijalva and the Strategic Gas Program PIDIREGAS are described below.

        Cantarell.    Pemex-Exploration and Production invested Ps. 20,210 million in 2000, Ps. 25,867 million in 2001 and Ps. 24,397 million in 2002 in the development of the Cantarell reservoirs in the Marine region. For 2003, we have budgeted Ps. 25,882 million for Cantarell investments. By the end of 2003, we expect our investments in the Cantarell project to total approximately U.S. $13.7 billion.

        On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell oil and natural gas field to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant cost approximately Ps. 10,131 million. Pursuant to the terms of the agreement, the consortium has legal ownership of the plant, and Pemex-Exploration and Production has committed to buy from the consortium 1.2 billion cubic feet per day of nitrogen for a period of 15 years. The plant began operations in 2000. During 2002, Pemex-Exploration and Production paid approximately U.S. $167 million under this contract for a total volume of approximately 320 billion cubic feet of nitrogen. We plan to inject approximately 1.2 million cubic feet per day into the Cantarell reservoirs until 2009. Thereafter, the volume of nitrogen required is expected to decrease gradually to 0.5 billion cubic feet per day by 2015. The existing surplus of nitrogen will be injected in other fields of the marine region. We expect this project to increase our crude oil recovery rates by injecting nitrogen into the Cantarell reservoirs, which should help maintain pressure during crude oil extraction. By maintaining favorable crude oil recovery rates at Cantarell, we expect that the injection program will yield long-term benefits, including increasing the productive life of the wells and the volume of oil recovered. In the event that the agreement is rescinded due to a cause imputed to us, we will be obligated under the agreement to purchase the nitrogen production plant, the estimated value of which is approximately Ps. 8,310 million.

        Burgos.    In 1997, Pemex-Exploration and Production initiated a 15-year, U.S. $5.7 billion project to develop the Burgos natural gas fields in Northern Mexico, which accounted for 11% of our total natural gas production in 1997. We expect that the Burgos project will better enable us to meet increasing domestic demand for natural gas and thereby reduce our imports of natural gas in the future. Three major turn-key contracts have been awarded to Dowell-Schlumberger México (worth U.S. $108 million), Industrial Perforadora de Campeche (worth U.S. $96.4 million) and Halliburton International Inc. (worth U.S. $71 million) for this project. From 2000 to 2002, exploration activities and reclassification of reserves increased estimated proved reserves by 89.3 million barrels of oil equivalent. Therefore, although production in this period was 216 million barrels of oil equivalent, reserves were only reduced by 126.7 million barrels of oil equivalent. We invested Ps. 5,596 million in 2000, Ps. 7,018 million in 2001 and Ps. 9,383 million in 2002 in the Burgos project. For 2003, we anticipate that our investments in this project will amount to Ps. 9,180 million and that our total accumulated investments will reach approximately U.S. $4.7 billion.

        Strategic Gas Program.    In 2001, Pemex-Exploration and Production initiated a nine-year, U.S. $8,105 million investment project named the Strategic Gas Program. In 2002, our investment increased to U.S. $8,456 million to include three new exploratory projects: Integral Tampico Misantla Sur de Burgos, Veracruz Marino and Cazones. The purpose of the program is to increase Mexico's supply of natural gas and develop a reserve that would satisfy the domestic demand for natural gas, thereby reducing future reliance on imports. Field development and optimization of production will represent 39% of investments, with the goal of increasing the production of natural gas to 883 million cubic feet per day by 2007. Exploration activities will represent 50% of investments with the goal of increasing proved reserves in sixteen different exploratory natural gas and integral gas projects by 2,412 million barrels per year of oil equivalent, from current levels. Finally, development of newly discovered fields will represent 11% of the investment amount. In 2002, Pemex-Exploration and Production invested Ps. 8,967 million in the program, as compared with Ps. 1,594 million in 2001. For 2003, we expect to invest Ps. 23.4 billion, which would bring our total investment in the program to approximately U.S. $3.4 billion. In 2002, average production was 115 million cubic feet per day of natural gas. Since 2001, 24 exploratory wells demonstrated offshore and onshore gas potential, resulting in a 50% exploratory success ratio. Important discoveries such as Lankahuasa (offshore) and Playuela in the Veracruz basin (onshore) are currently under assessment and delineation in order to start new field development activities for 2003.

        Delta del Grijalva.    In 1998, Pemex-Exploration and Production initiated a 15-year, U.S. $600 million investment project named Delta del Grijalva, which involves the continued development and optimization of a group of fields in the state of Tabasco in southeastern Mexico. These fields produce Olmeca light crude oil, which is the highest value crude oil that PMI sells in international markets on behalf of PEMEX. We invested Ps. 1,431 million in 2000, Ps. 1,466 million in 2001 and Ps. 1,439 million in 2002 in the Delta del Grijalva project. In 2003, we expect to invest Ps. 755 million in this project, bringing our total investment in Delta del Grijalva to U.S. $720 million.

        Non-PIDIREGAS Investments.    In addition to PIDIREGAS investments, Pemex-Exploration and Production invested Ps. 22,317 million in non-PIDIREGAS expenditures in 2002, of which Ps. 4,891, or 22%, was invested in strategic projects, Ps. 7,790 million, or 35%, in general operating improvements and Ps. 9,636 million, or 43%, in payments of principal and interest on PIDIREGAS debt. Our investments in strategic projects consisted of Ps. 1,278 million in oil and gas exploration and Ps. 3,613 million in general field development and facilities.

        2003 Exploration and Production Investment Budget.    For 2003, Pemex-Exploration and Production anticipates investing Ps. 22,561 million, excluding PIDIREGAS expenditures. Approximately Ps. 4,270 million or 19% of this amount is to be allocated to investments in projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1998 to 2002. The remaining 81% will be allocated to operating projects as well as to projects relating to maintenance facilities, industrial safety and environmental projects. In addition, Ps. 13,561 million, or 60%, of the total non-PIDIREGAS investments will be allocated to payments of principal and interest on PIDIREGAS debt. In addition to these non-PIDIREGAS investments, the 2003 budget includes all of the 27 on-going PIDIREGAS strategic exploration and production projects for a total PIDIREGAS budget of approximately Ps. 88,968 million. This amount includes Ps. 25,882 million for Cantarell, Ps. 23,368 million for the Strategic Gas Program, Ps. 9,180 million for Burgos,

Ps. 755 million for Delta del Grijalva and Ps. 29,782 million for the 24 new PIDIREGAS. Of these new PIDIREGAS approved and begun in 2002, Ps. 3,946 million has been allocated to Antonio J. Bermúdez, Ps. 3,799 million to Ku-Maloob-Zaap, Ps. 2,334 million to Abkatun Integral and Ps. 2,332 million to Chuc.

  Multiple Services Contracts

        Following the December 2001 announcement of our Multiple Services Contracts ("MSC") program, three generic models of the MSC were developed based on our interactions with different industry participants. The objective of the program is to provide a transparent contractual framework that promotes an efficient execution of public works, in order to develop the natural gas reserves in the Burgos basin. This development should increase Mexico's supply of natural gas nationwide. The MSC is a public works contract based on unit prices, in which Pemex-Exploration and Production has a right to all extracted hydrocarbons and works performed. A distinctive feature of this model is that, regardless of the production level, the contractor only receives a cash payment based on the unit prices for the works performed and the services rendered. The MSC program should lower PEMEX's costs by consolidating a number of different services rendered into a single contract. The first round of MSC bids, corresponding to works and services necessary for natural gas production in the Burgos basin area, will take place in 2003.

  Crude Oil Production

        In 2002, we produced an average of 3,177 thousand barrels per day of crude oil, 1.6% greater than our average daily production in 2001 of 3,127 thousand barrels per day of crude oil. The increase was mainly due to a crude oil production increase in the Cantarell project of 179 thousand barrels per day, 11% greater than its average daily production in 2001. This average daily production increase was partially offset by a decrease in light crude oil production in the Marine and other regions.

        Crude oil can be classified by sulphur content. "Sour" crudes contain 3.4% or greater sulphur content by weight and "sweet" crudes contain less than 1.0% sulphur content by weight. Most of our production is classified as sour crudes.

        Pemex-Exploration and Production produces four types of crude oil:

  •
  Altamira, a heavy crude oil;

  •
  Maya, a heavy crude oil;

  •
  Isthmus, a light crude oil; and

  •
  Olmeca, a very light crude oil.

        Most of Pemex-Exploration and Production's production consists of Isthmus and Maya crude oil. In 2002, 68.2% of Pemex-Exploration and Production's total production of crude oil consisted of heavy crudes and 31.8% consisted of light and very light crudes. The Marine region yields mostly heavy crude oil (67.0% of overall production), although significant volumes of light crude oil are also produced (15.0% of overall production). The Southern region yields mainly light and very light crudes (together, 15.7% of overall production), whereas the Northern region yields mostly heavy crude oil (2.4% of overall production).

        The following table sets forth our annual crude oil production rates for the five years ended December 31, 2002.

	Year Ended December 31,
						2002 vs. 2001
	1998	1999	2000	2001	2002
	(in thousands of barrels per day)					(%)
Marine region
Heavy crude oil	1,605.4	1,516.3	1,730.5	1,953.7	2,127.1	8.9
Light crude oil	751.8	721.5	654.4	586.2	476.6	(18.7)

Total	2,357.2	2,237.8	2,384.9	2,539.9	2,603.7	2.5
Southern region
Heavy crude oil	0.2	—	—	—	—	—
Light crude oil	620.6	587.2	549.6	508.7	498.4	(2.0)

Total	620.8	587.2	549.6	508.7	498.4	(2.0)
Northern region
Heavy crude oil	53.3	47.2	43.7	43.3	40.5	(6.5)
Light crude oil	39.1	33.9	33.7	35.2	34.4	(2.3)

Total	92.4	81.1	77.5	78.5	74.9	(4.6)
Total heavy crude oil	1,658.9	1,563.5	1,774.3	1,997.0	2,167.6	8.5
Total light crude oil	1,411.5	1,342.6	1,237.7	1,130.1	1,009.5	(10.7)

Total crude oil	3,070.5	2,906.0	3,012.0	3,127.0	3,177.1	1.6

Note: Numbers may not total due to rounding.
 Source: Pemex-Exploration and Production.

        In 2002, the Marine region's offshore facilities, which are located in the Campeche Sound in the Gulf of Mexico, produced 82% of Mexico's crude oil. Approximately 16% of crude oil production came from onshore facilities in the Southern region. Inland facilities in the Northern region accounted for the remaining 2% of total crude oil production. Due to the high productivity of certain wells, 13 fields accounted for 85.3% of Mexico's crude oil production in 2002.

        The Marine region is an area of approximately 21,000 square kilometers in the Campeche Sound in the Gulf of Mexico. Our production area covers 9,000 square kilometers of the Marine region. We began geophysical operations in this region in 1972, commenced drilling in 1974 and began production in June 1979. In 2002, the average production level for this region was 2,604 thousand barrels per day. The Marine region's production area includes 20 oil fields that are less than 100 meters below sea level and have an average well depth of 3,500 meters.

        The Southern region covers an area of approximately 23,000 square kilometers, with our production area in this region comprising 9,000 square kilometers in the states of Chiapas and Tabasco. In 2002, production in the Southern region totaled 498 thousand barrels per day. This production area included 94 oil fields with an average well depth of 5,500 meters.

        The Northern region covers an area of approximately 2 million square kilometers, with our production area in this region located in the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and the continental platform in the Gulf of Mexico. In 2002, production in the Northern region totaled 75 thousand barrels of crude oil per day and 1,268 million cubic feet of natural gas per day. This production area included 196 oil fields with an average well depth of 2,100 meters.

  Production by Fields

        We conduct exploration, production and development activities in fields throughout Mexico. Mexico's main fields are described below.

        Cantarell Complex.    Cantarell is located on the continental shelf of the Gulf of Mexico and is the eighth largest petroleum complex of fields in the world in terms of proved reserves. It consists of the Akal, Chac, Kutz and Nohoch fields, which extend over an area of 162 square kilometers. As of December 31, 2002, there were a total of 354 wells drilled, 193 of which were producing. During 2002, the complex produced an average of 1.9 million barrels of crude oil and 687.3 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 9.2 billion barrels of crude oil and 3.8 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 7.6 billion barrels of crude oil and 3.8 trillion cubic feet of natural gas. Total proved reserves were 8.5 billion barrels of crude oil equivalent, of which 7.0 billion were developed.

        Burgos Project.    The Burgos fields of Northern Mexico produced approximately 1.0 billion cubic feet of natural gas per day in 2002. This complex of fields is the largest producer of non-associated gas in Mexico. The most important producers are the Arcabuz-Culebra, Cuitláhuac and Arcos fields.

  •
  Arcabuz-Culebra. This field covers an area of 380 square kilometers. As of December 31, 2002, there were a total of 515 wells drilled, 363 of which were producing. During 2002, the field produced an average of 264.9 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 1,075.3 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 418.6 billion cubic feet of natural gas, of which 242 billion were developed.

  •
  Cuitláhuac. This field covers an area of 190 square kilometers. As of December 31, 2002, there were a total of 238 wells drilled, 155 of which were producing. During 2002, the field produced an average of 109.3 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 319.4 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 211.5 billion cubic feet of natural gas, of which 127.2 billion were developed.

  •
  Arcos. This field covers an area of 45 square kilometers. As of December 31, 2002, there were a total of 135 wells drilled, 121 of which were producing. During 2002, the field produced an average of 150.8 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 390.7 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 111.9 billion cubic feet of natural gas, of which 107.0 billion were developed.

        Delta del Grijalva Project.    In terms of production, this project is the third most important in the Southern region. It includes the fields of Caparroso-Pijije-Escuintle, Escarbado, Luna-Palapa, Sen and Tizón. During 2002, the fields produced an average of 69.5 thousand barrels of crude oil and 250.6 million cubic feet of natural gas per day. The most important producers are Sen, Luna-Palapa and Caparroso-Pijije-Escuintle.

  •
  Sen. This field covers an area of 41 square kilometers. As of December 31, 2002, there were a total of 29 wells drilled, 11 of which were producing. During 2002, the field produced an average of 31.2 thousand barrels of crude oil and 91.1 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 164.9 million barrels of crude oil and 453.9 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 38.9 million barrels of crude oil and 110.8 billion cubic feet of natural gas. Total proved reserves were 65.5 million barrels of crude oil equivalent, all of which were developed.

  •
  Luna-Palapa. This field covers an area of 17 square kilometers. As of December 31, 2002, there were a total of 41 wells drilled, nine of which were producing. During 2002, the field produced an average of 13.9 thousand barrels of crude oil and 85.5 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 110.0 million barrels of crude oil and 608.3 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 11.5 million barrels of crude oil and 63.1 billion cubic feet of natural gas. Total proved reserves were 26.5 million barrels of crude oil equivalent, all of which are developed.

  •
  Caparroso-Pijije-Escuintle. This field covers an area of 16.6 square kilometers. As of December 31, 2002, there were a total of 32 wells drilled, 14 of which were producing. During 2002, the field produced an average of 21.9 thousand barrels of crude oil and 64.7 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 95.0 million barrels of crude oil and 272.7 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 55.1 million barrels of crude oil and 169.3 billion cubic feet of natural gas. Total proved reserves were 95.5 million barrels of crude oil equivalent, 76.2 million of which were developed.

        Antonio J. Bermúdez Complex.    This complex of fields is the largest crude oil producer in the Southern region and the fourth largest in Mexico. It consists of the Samaria, Cunduacan, Oxiacaque, Iride, Platanal and Carrizo fields and covers an area of 192 square kilometers. As of December 31, 2002, there were a total of 380 wells drilled, 88 of which were producing. During 2002, the complex produced an average of 142.8 thousand barrels of crude oil and 246.4 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 2.5 billion barrels of crude oil and 3.3 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 1.8 billion barrels of crude oil and 3.4 trillion cubic feet of natural gas. Total proved reserves were 2.6 billion barrels of crude oil equivalent, of which 1.8 billion were developed.

        Jujo-Tecominoacán Field.    This field is the second largest crude oil producer in the Southern region and the eighth largest producer in Mexico and covers an area of 74 square kilometers. As of December 31, 2002, there were a total of 103 wells drilled, 49 of which were producing. During 2002, the field produced an average of 82.3 thousand barrels of crude oil and 101.5 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 940.2 million barrels of crude oil and 1.0 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 686.7 million barrels of crude oil and 1.6 trillion cubic feet of natural gas. Total proved reserves were 1.1 billion barrels of crude oil equivalent, of which 922.1 million were developed.

        Muspac Field.    Muspac is the most important gas producer in the Southern region and the fifth most important in the country, covering an area of 17 square kilometers. As of December 31, 2002, there were a total of 30 wells drilled, 23 of which were producing. During 2002, the field produced an average of 5.7 thousand barrels of crude oil and 234.7 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 89.2 million barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 202.2 million barrels of crude oil equivalent, of which 196.5 million were developed. Proved hydrocarbon reserves totaled 16.0 million barrels of crude oil and 0.8 trillion cubic feet of natural gas.

        Abkatún-Pol-Chuc Complex.    This area is made up of three fields in the Southwestern offshore region which extend over an area of 198 square kilometers. As of December 31, 2002, there were a total of 188 wells drilled, 35 of which were injectors. Currently, there are 46 producing wells. During 2002, the complex produced an average of 228.9 thousand barrels of crude oil and 235.6 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 3.7 billion barrels of crude oil and 3.3 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 338.1 million barrels of crude oil and 306.9 billion cubic feet of natural gas. Total proved reserves were 407.3 million barrels of crude oil equivalent, of which 356.0 million were developed.

        Caan Field.    This field is located in the Southwestern offshore region and covers an area of 46 square kilometers. As of December 31, 2002, there were a total of 41 wells drilled, 22 of which were producing. During 2002, the field produced an average of 132.8 thousand barrels of crude oil and 214.9 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 633.6 million barrels of crude oil and 1.1 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 188.4 million barrels of crude oil and 413.9 billion cubic feet of natural gas. Total proved reserves were 276.7 million barrels of crude oil equivalent, of which 263.5 million were developed.

        Ku-Maloob-Zaap Complex.    This complex of fields is located off the coast of Campeche in Mexican territorial waters in the Gulf of Mexico. This is Mexico's fourth most important complex of fields in terms of total remaining hydrocarbon reserves. It is composed of the Ku, Maloob and Zaap fields, and extends over an area of 121 square kilometers. As of December 31, 2002, there were a total of 61 wells drilled, 40 of which were producing. During 2002, this complex produced an average of 241.7 thousand barrels of crude oil and 124.9 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 1.7 billion barrels of crude oil and 896.5 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 1.2 billion barrels of crude oil and 852.1 billion cubic feet of natural gas. Total proved reserves were 1,458.1 million barrels of crude oil equivalent, of which 475.7 million were developed.

        Ek and Balam Fields.    This complex of fields is located off the coast of Campeche, in Mexican territorial waters in the Gulf of Mexico. It is made up of two fields extending over an area of 43 square kilometers. As of December 31, 2002, there were a total of 35 wells drilled, five of which were producing. During December 31, 2002, the fields produced an average of 13.1 thousand barrels of crude oil and 3.2 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 108.0 million barrels of crude oil and 26.5 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 141.6 million barrels of crude oil and 34.1 billion cubic feet of natural gas. Total proved reserves were 150.0 million barrels of crude oil equivalent, 129.6 million of which were developed.

        Paleocanal de Chicontepec.    This complex of fields (which we refer to as "Chicontepec") is part of the Northern region of our operations and is divided into 29 areas, which extend over an area of 3,731 square kilometers. As of December 31, 2002, there were a total of 1,140 wells drilled, 359 of which were producing. During 2002, Chicontepec produced an average of 6.7 thousand barrels of crude oil and 18.4 million cubic feet of natural gas per day. As of December 31, 2002, cumulative production was 113.3 million barrels of crude oil and 201.7 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 478.7 million barrels of crude oil and 1.0 trillion cubic feet of natural gas. Total proved reserves were 653.6 million barrels of crude oil equivalent, of which 36.6 million were developed.

  Pipelines

        The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2002, this pipeline network consisted of approximately 28,558 kilometers of pipe, of which 2,810 kilometers were located in the Marine region, 12,085 kilometers were located in the Southern region and 13,663 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see "—Transportation and Distribution" below.

  Crude Oil Sales

        During 2002, domestic consumption of crude oil amounted to approximately 1,447 thousand barrels per day, which represented 46% of our total crude oil production. Through PMI's activities, we sold the remainder of our crude oil production abroad. See "—International Trading" below. Maya crude oil accounted for 82% of exported crude oil volume sold by PMI in 2002, but only 41% of domestic consumption.

        The following table sets forth crude oil distribution.

Crude Oil Distribution

	At December 31,
						2002 vs. 2001
	1998	1999	2000	2001	2002
	(in thousands of barrels per day)					(%)
Production	3,070.5	2,906.0	3,012.0	3,127.0	3,177.1	1.6
Distribution
Refineries	1,154.5	1,132.5	1,126.9	1,140.4	1,171.9	2.8
Products under processing agreements(1)	—	56.7	103.7	62.3	130.4	109.3
Petrochemicals	163.4	149.6	136.0	146.2	144.5	(1.2)
Exports(2)	1,738.0	1,551.2	1,619.8	1,756.6	1,716.2	(2.3)

Total	3,055.8	2,890.0	2,986.4	3,105.6	3,163.1	1.9

Stock changes, statistical differences	14.6	16.1	25.6	21.4	14.0	(34.6)

Note: Numbers may not total due to rounding.
(1)	Represents exports to third-party processors for re-import into Mexico.
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

        These production processes together constitute Pemex-Refining's production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	1998	1999	2000	2001	2002
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,525.0	1,525.0	1,559.0	1,559.0	1,540.0
Vacuum distillation	757.1	757.1	774.8	773.8	768.4
Cracking	368.0	368.0	375.0	375.0	395.4
Visbreaking	141.0	141.0	141.0	141.0	141.0
Reforming	226.0	226.0	268.8	268.8	301.3
Hydrotreatment	748.0	748.0	808.0	848.0	987.1
Alkylation and isomerization	120.7	120.7	109.0	109.0	115.9

Source: Base de Datos Institucional (Pemex BDI).

        At the end of 2002, Pemex-Refining owned and operated six refineries, Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula, and one topping unit located in the petrochemical complex of La Cangrejera. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulphurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2002, our refineries processed 1,245 thousand barrels per day of crude oil (196 thousand barrels at Cadereyta, 108 thousand barrels at Madero, 170 thousand barrels at Minatitlán, 185 thousand barrels at Salamanca, 306 thousand barrels at Salina Cruz and 280 thousand barrels at Tula), which consisted of 833 thousand barrels per day of Olmeca and Isthmus crude oil and 413 thousand barrels per day of Maya crude oil.

        Since 1993, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V., we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas. Under the Deer Park Limited Partnership agreement, P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company each provides 50% of the refinery's crude oil input and owns 50% of the refinery's output. The partnership completed a substantial upgrading program in mid-1995 to enable it to process Maya crude oil. PEMEX and Shell Oil Company completed an expansion project at the Deer Park Refinery in April 2001 thereby increasing the capacity of the refinery by 60 thousand barrels per day to 340 thousand barrels per day. The expansion project included an expansion of the refinery's existing coking unit, a new sulphur plant and upgrades to the crude distillation, distillates hydrotreating and hydrocracking units.

  Production

        Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined oil and natural gas products. Pemex-Refining produced 1,276 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2002, an increase of 0.7% from 2001 levels.

        The following table sets forth, by category, Pemex-Refining's production of refined products from 1998 through 2002.

Pemex-Refining Production

	Year Ended December 31,
						2002 vs. 2001
	1998	1999	2000	2001	2002
	(in thousands of barrels per day)					(%)
Refinery crude oil runs	1,283.0	1,228.0	1,227.4	1,251.9	1,245.4	(0.5)
Refined products
Liquefied petroleum gas	28.8	31.0	24.9	27.8	31.3	12.6
Gasoline
Nova (leaded)/Base(1)	52.5	46.5	27.9	22.4	25.9	15.6
Pemex Magna	347.9	346.6	346.0	349.4	349.9	0.1
Pemex Premium	9.7	11.2	17.9	17.3	21.8	26.0
Others	1.8	1.6	1.2	1.2	0.7	(41.7)

Total	411.9	405.9	393.0	390.3	398.2	2.0
Kerosenes
Jet fuel	57.1	57.8	55.3	56.7	56.7	—
Other kerosenes	1.9	0.8	0.3	0.3	—	—

Total	59.0	58.6	55.6	57.0	56.7	(0.5)
Diesel
Pemex Diesel	250.7	248.4	254.5	266.6	246.7	(7.5)
Low sulphur diesel	23.0	6.9	1.2	1.1	0.7	(36.4)
Others	16.3	16.6	9.7	13.9	19.5	40.3

Total	290.0	271.9	265.4	281.6	266.9	(5.2)
Fuel oil	445.8	427.9	422.6	435.9	449.6	3.1
Other refined products
Industrial gas oil	5.7	3.8	2.4	—	—	—
Asphalts	29.7	30.3	31.1	28.7	28.8	0.3
Lubricants	5.4	8.3	6.0	5.2	4.9	(5.8)
Paraffins	1.8	1.9	1.3	1.2	1.0	(16.7)
Still gas	49.2	43.3	41.8	39.0	37.4	(4.1)
Other refined products(2)	1.7	1.5	1.9	0.6	1.1	83.3

Total	93.5	89.0	84.5	74.7	73.3	(1.9)

Total refined products	1,329.0	1,284.4	1,246.0	1,267.3	1,275.9	0.7

Note: Numbers may not total due to rounding.
(1)	For 1998, data refers to production of base gasoline only.
(2)	Includes aeroflex 1-2, coke and furfural extract.
Source: Pemex BDI.

        Fuel oil, automotive gasoline and diesels represented the bulk of Pemex-Refining's production. In 2002, fuel oil represented 35%, gasoline represented 31% and diesels represented 21% of total refined product production. Jet fuel represented 4% and liquefied petroleum gas represented 2% of total production of refined products in 2002. The remainder of Pemex-Refining's production consisted of a variety of other refined products.

        As a result of our strategy of investing in technology to improve the quality of our fuels, over the past few years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) in relation to leaded gasoline. The share of unleaded gasoline as a percentage of our total automotive gasoline production has increased from 73% in 1997 to 100% since 1998. We also introduced new environmentally sound products such as Pemex Diesel, with 0.05% sulphur content. The share of Pemex Diesel as a percentage of total diesel produced by Pemex-Refining has increased from 86% in 1998 to 92% in 2002. We have also promoted liquefied petroleum gas as an environmentally sound substitute fuel for gasoline in motor vehicles.

  Domestic Sales

        We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

        Over the five years ended December 31, 2002, the value of Pemex-Refining's domestic sales of refined products was as follows:

Value of Domestic Sales(1)

	Year Ended December 31,
											2002 vs. 2001
	1998		1999		2000		2001		2002
	(in millions of pesos)										(%)
Oil Products
Gasoline
Pemex Magna	Ps.	36,426.3	Ps.	40,946.8	Ps.	65,334.6	Ps.	60,734.8	Ps.	57,327.1	(5.6)
Pemex Premium		3,012.5		4,793.6		9,584.4		10,910.1		12,462.5	14.2
Aviation fuels		98.9		115.3		113.0		112.3		125.3	11.6
Others		132.5		124.7		152.1		138.5		89.1	(35.7)

Total		39,670.2		45,980.3		75,184.0		71,895.6		70,004.0	(2.6)
Kerosenes
Jet fuel		2,856.4		3,800.2		6,681.6		5,681.6		5,193.9	(8.6)
Other kerosenes		80.8		99.7		99.3		125.0		133.0	6.4

Total		2,937.2		3,899.9		6,780.9		5,806.6		5,326.9	(8.3)
Diesel
Pemex Diesel		15,018.1		18,406.1		30,386.3		27,589.3		25,424.8	(7.8)
Others		3,400.3		4,262.9		7,531.0		6,203.6		4,819.9	(22.3)

Total		18,418.3		22,669.0		37,917.3		33,793.0		30,244.6	(10.5)
Fuel oil
Total		16,388.6		20,250.4		33,521.7		27,653.0		26,709.1	(3.4)
Other refined products
Industrial gas oil		349.7		284.0		317.4		9.3		—	(100.0)
Asphalts		808.9		988.2		1,648.5		1,513.7		1,812.0	19.7
Lubricants		626.2		705.0		999.0		1,008.2		855.2	(15.2)
Paraffins		153.8		154.1		157.2		141.2		122.9	(13.0)
Others		1.1		1.2		2.0		0.5		1.0	100.0

Total		1,939.7		2,132.5		3,124.1		2,672.9		2,791.1	4.4

Total oil products	Ps.	79,354.0	Ps.	94,932.2	Ps.	156,527.9	Ps.	141,821.1	Ps.	135,075.8	(4.8)

Petrochemicals(2)	Ps.	151.9	Ps.	256.1	Ps.	545.4	Ps.	687.5	Ps.	648.0	(5.7)

Notes: Numbers may not total due to rounding.
(1)	Excludes IEPS Tax and value added tax. See "—Taxes and Duties" below.
(2)	Includes petrochemical products produced at refineries operated by Pemex-Refining.
Source: Pemex BDI.

        The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 80% of our fuel oil production during 2002 pursuant to a fuel oil supply contract entered into in November 1995 under which we agreed to supply a minimum of 270,000 barrels of fuel oil per day to the Federal Electricity Commission. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulphur) at Houston, Texas, as quoted in Platt's U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2002, this volume discount amounted to approximately 1.9% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months' notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2002 was Ps. 21,356 million and represented 6.8% of our total consolidated domestic sales revenues.

        Our domestic sales of refined oil products decreased by 4.8% (or Ps. 6,745 million) in 2002 from 2001 levels. This decrease was due to a 5.8% decrease in international prices of refined products (excluding fuel oil). For example, from 2001 to 2002 the price of automotive gasoline fell by 5.0%, the price of diesel engine fuel fell by 8.6% and the price of jet fuel fell by 5.6%.

        The volume of our domestic gasoline sales in 2002 increased by 2.6%, from 551.8 thousand barrels per day in 2001 to 566.2 thousand barrels per day in 2002. The volume of our domestic diesel sales decreased by 1.8%, from 275.8 thousand barrels per day in 2001 to 270.7 thousand barrels per day in 2002, due to a decrease in industrial demand because of a reduction in Mexico's industrial activity. In addition, the volume of our domestic sales of fuel oil decreased by 14.5%, from 474.9 thousand barrels per day to 406.2 thousand barrels per day, primarily due to a decrease in demand from the Federal Electricity Commission and a decrease in industrial demand as a result of a decrease in Mexico's industrial production.

        The volume of Pemex-Refining's domestic sales of refined products for the five-year period ended December 31, 2002 was distributed as follows:

Volume of Domestic Sales

	Year Ended December 31,
						2002 vs. 2001
	1998	1999	2000	2001	2002
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Oil Products
Gasoline
Pemex Magna	481.2	468.0	472.3	476.5	476.5	—
Pemex Premium	30.5	43.0	59.1	74.1	88.7	19.7
Aviation fuels	0.5	0.5	0.4	0.4	0.4	—
Others	1.1	1.0	0.8	0.8	0.6	(25.0)

Total	513.4	512.6	532.7	551.8	566.2	2.6
Kerosenes
Jet fuel	52.4	55.3	55.5	55.3	53.3	(3.7)
Other kerosenes	0.8	0.8	0.7	0.8	0.8	—

Total	53.2	56.1	56.2	56.1	54.1	(3.6)
Diesel
Pemex Diesel	225.8	224.9	228.6	226.4	228.0	0.7
Others	50.4	49.8	56.1	49.4	42.7	(13.6)

Total	276.2	274.7	284.7	275.8	270.7	(1.8)
Fuel oil
Total	489.1	470.8	492.4	474.9	406.2	(14.5)
Other oil products
Industrial gas oil	6.5	4.3	2.3	—	—	—
Asphalts	17.1	19.5	20.6	20.9	21.6	3.3
Lubricants	5.2	5.8	6.4	5.5	5.2	(5.5)
Paraffins	1.3	1.3	1.3	1.2	1.1	(8.3)
Others	1.0	1.1	1.8	0.4	1.3	225.0

Total	31.1	32.0	32.4	28.0	29.2	4.3

Total oil products	1,363.0	1,346.1	1,398.4	1,386.7	1,326.2	(4.4)

Petrochemicals(1)	51.0	84.5	201.1	301.6	275.3	(8.7)

Note: Numbers may not total due to rounding
(1) In thousands of metric tons per day. Includes petrochemical by-products of the refining process produced and sold by Pemex-Refining.
Source: Pemex BDI.

        At the retail level, we now offer standard and premium grades of unleaded gasoline throughout the country. Our efforts to build and enhance our brands have also progressed during 2001 and 2002. More than 99% of Mexico's independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities and technical assistance in the development of marketing and customer service programs. At the end of 2002, there were 5,564 retail service stations in Mexico, of which 5,555 were privately owned and operated as franchises.

  Investments

        Over the last seven years, Pemex-Refining has focused its investment program on enhancing the quality of gasoline and diesel to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in the refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. In the medium-term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2002, Pemex-Refining imported approximately 89.7 thousand barrels per day of unleaded gasoline, which represented 15.9% of total domestic demand for unleaded gasoline in that year.

        Non-PIDIREGAS Investments.    In 2002, Pemex-Refining invested Ps. 7,112.8 million, as compared to Ps. 6,537.7 million in 2001, representing an 8.8% increase due to an increase in amortization payments on Cadereyta PIDIREGAS debt and investments in industrial plant maintenance. Strategic projects, in addition to those described above, comprised Ps. 1,604.4 million of total non-PIDIREGAS investment, principal and interest payments on the Cadereyta PIDIREGAS debt comprised Ps. 1,219.6 million, operating projects represented Ps. 3,332.7 million and the remaining Ps. 956.1 million was dedicated mainly to acquisitions of equipment, research and development and complementary investments.

        Cadereyta Project.    In November 1997, Pemex-Refining awarded a U.S. $1.6 billion contract to upgrade and revamp the Cadereyta refinery to Consorcio Proyecto Cadereyta (CONPROCA) a consortium formed by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. We expect the project to increase clean fuel production substantially, specifically gasoline and diesel, which will enable Pemex-Refining to fulfill future demand requirements in northern Mexico and comply with future environmental regulations. As of December 2002, the project was certified as 99.31% complete. Pemex-Refining makes semi-annual amortization payments on June 15 and December 15 of each year, the first of which was a payment of U.S. $53.2 million on December 15, 2000. During 2002, Pemex-Refining made amortization payments totaling U.S. $242.4 million. Semi-annual amortization payments will continue until June 15, 2010.

        Madero Project.    In February 1999, Pemex-Refining awarded a U.S. $1.2 billion contract for the Madero refinery upgrading project to another consortium, PEMOPRO, S.A. de C.V., led by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The total cost of the project was U.S. $1.8 billion and involved the construction of ten new plants and the upgrading of seven others at the Madero complex in the state of Tamaulipas in northeastern Mexico. The project increased the Madero refinery's processing capacity for heavy crude oil (Maya) by 85,000 barrels per day, increased gasoline production by 33,000 barrels per day, increased middle distillates (diesel and jet fuel) production by 13,000 barrels per day and reduced production of high sulphur fuel oil by 13,000 barrels per day. The project was completed on October 24, 2002. The first amortization payment will be made during 2003, and the last payment will be made in 2022.

        Tula and Salamanca Projects.    On November 11, 1999, Pemex-Refining awarded the Tula and Salamanca projects to Samsung Co. through an international bidding process. These projects are dedicated exclusively to increasing gasoline quality, whereas the Cadereyta and Madero projects are dedicated to increasing heavy crude oil processing capacities through residual conversion. The construction period for the Tula and Salamanca projects lasted 29 and 34 months, respectively. Total costs were U.S. $160.5 million for the Tula project and U.S. $257.4 million for the Salamanca project. The Tula project was completed on August 27, 2002, and the Salamanca project was completed on January 9, 2003, reaching 99.47% completion at the end of 2002. The first amortization payments for each project will be made during 2003 and the last payments will be made in 2022.

        Minatitlán Project.    This refining project is intended to increase production of high quality gasoline and middle distillates and to improve the crude oil blend. The project consists of six bidding packages, one of which was published on May 29, 2003, and the remaining five are expected to be published throughout 2003. The construction period is expected to last approximately 43 months following the financial closing.

        2003 Refining Investment Budget.    For 2003, Pemex-Refining has budgeted Ps. 16,542 million for investment in PIDIREGAS. In addition, Pemex-Refining has budgeted Ps. 8,319.3 million for investments in 2003, excluding expenditures related to PIDIREGAS. This non-PIDIREGAS budget includes Ps. 2,912.7 million, in principal and interest payments on PIDIREGAS debt, or 35% of the total budget. Pemex-Refining will invest 14% of the total amount to expand and upgrade refineries, 12% in environmental and industrial safety projects, 19% in maintenance and rehabilitation projects and 20% in other projects and acquisitions.

Gas and Basic Petrochemicals

  Natural Gas and Condensates

        Pemex-Exploration and Production's average natural gas production decreased by 2.0%, from 4,511 million cubic feet per day in 2001 to 4,423 million cubic feet per day in 2002, while the average natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 2.2%, from 3,677 million cubic feet per day in 2001 to 3,758 million cubic feet per day in 2002. Natural gas production associated with crude oil production accounted for 70.5% of production of natural gas in 2002, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 49 fields (or 18% of the 275 producing fields) accounted for 85% of all production in 2002. Of the total production, 32.8% originated in the Marine region, 38.5% in the Southern region and the remainder in the Northern region.

        All natural gas production is directed to Pemex-Gas and Basic Petrochemical's gas processing facilities. At the end of 2002, Pemex-Gas and Basic Petrochemicals owned ten facilities.

        The following facilities are located in the Southern region:

  •
  Cactus: This facility contains 22 plants that together produced 719.9 million cubic feet per day of dry gas, 22.7 thousand barrels per day of ethane, 43.9 thousand barrels per day of liquefied gas, 20.8 thousand barrels per day of naphtha and 312.0 thousand tons of sulphur in 2002.

  •
  Ciudad Pemex: This facility contains eight plants that together produced 668.0 million cubic feet per day of dry gas and 188.1 thousand tons of sulphur in 2002.

  •
  La Cangrejera: This facility contains two plants that together produced 36.7 thousand barrels per day of ethane, 44.6 thousand barrels per day of liquefied gas and 10.5 thousand barrels per day of naphtha in 2002.

  •
  Morelos: This facility contains one plant that produced 31.1 thousand barrels per day of ethane, 40.8 thousand barrels per day of liquefied gas and 10.2 thousand barrels per day of naphtha in 2002.

  •
  Nuevo Pemex: This facility contains 13 plants that together produced 923.9 million cubic feet per day of dry gas, 20.8 thousand barrels per day of ethane, 65.0 thousand barrels per day of liquefied gas, 34.8 thousand barrels per day of naphtha and 181.0 thousand tons of sulphur in 2002.

  •
  Pajaritos: This facility contains one plant that produced 10.6 thousand barrels per day of ethane in 2002.

  •
  La Venta: This facility contains two plants that together produced 134.6 million cubic feet per day of dry gas in 2002.

  •
  Matapionche: This facility contains five plants that together produced 86.0 million cubic feet per day of dry gas, 2.6 thousand barrels per day of liquefied gas, 1.2 thousand barrels per day of naphtha and 13.1 thousand tons of sulphur in 2002.

        The following facilities are located in the Northern region:

  •
  Reynosa: This facility contains two plants that together produced 312.4 million cubic feet per day of dry gas, 1.6 thousand barrels per day of ethane, 5.8 thousand barrels per day of liquefied gas, 5.5 thousand barrels per day of naphtha and 2.4 thousand barrels per day of other products in 2002.

  •
  Poza Rica: This facility contains four plants that together produced 70.8 million cubic feet per day of dry gas, 3.5 thousand barrels per day of ethane, 2.0 thousand barrels per day of liquefied gas, 0.7 thousand barrels per day of naphtha and 9.3 thousand tons of sulphur in 2002.

        The following tables set forth Pemex-Gas and Basic Petrochemicals' total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2002.

Natural Gas and Condensates Processing and Production(1)

	Year Ended December 31,
						2002 vs. 2001
	1998	1999	2000	2001	2002
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	3,568	3,527	3,691	3,677	3,758	2.2
Sour gas(2)	3,177	3,071	3,220	3,227	3,260	1.0
Sweet gas(3)	391	456	471	450	498	10.7
Condensates(4)	98	96	101	105	94	(10.5)
Gas to natural gas liquids extraction	3,716	3,612	3,710	3,693	3,746	1.4
Wet gas	3,416	3,378	3,536	3,526	3,600	2.1
Reprocessing streams(5)	300	234	174	166	146	(12.0)
Production
Dry gas(6)	2,816	2,709	2,791	2,804	2,916	4.0
Natural gas liquids(7)(8)	439	447	445	443	418	(5.6)
Liquefied petroleum gas(7)	196	201	204	206	205	(0.5)
Ethane(7)	145	160	156	147	127	(13.6)
Naphtha(7)(9)	88	84	85	88	84	(4.5)
Sulphur(10)	739	687	661	684	703	2.8

Note:
Numbers may not total due to rounding
(1)
Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 4,423 million cubic feet per day of natural gas in 2002.
(2)
Beginning in early 2000, includes dry gas processed in a sweetening sour natural gas plant at Poza Rica Complex in order to eliminate carbon dioxide.
(3)
Includes sweet vapor from condensates.
(4)
Includes internal streams.
(5)
Reprocessing of pipeline gas at various cryogenic plants.
(6)
Does not include ethane reinjected into the natural gas stream.
(7)
In thousands of barrels per day.
(8)
Includes stabilized condensates, reprocessing streams from La Cangrejera petrochemical complex and other streams for fractionating.
(9)
Includes pentanes.
(10)
In thousands of tons.
Source:
Pemex BDI.

Processing Capacity

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)(2)	192	192	192	144	144
Sour natural gas(2)	3,753	3,753	3,753	3,923	4,173
Natural gas liquids recovery plants
Cryogenics(3)	3,959	4,559	4,559	4,559	4,559
Absorption(4)	750	475	475	475	475

Total	4,709	5,034	5,034	5,034	5,034
Natural gas liquids fractionating(1)(5)	554	554	554	554	563
Processing of hydrosulphuric acid	216	216	216	219	219

(1)
In thousands of barrels per day.
(2)
In 2002, sweetening sour gas plants No. 1 and No. 2 at Ciudad Pemex increased production from 400 to 525 million cubic feet per day.
(3)
Includes the cryogenic plant located in La Cangrejera.
(4)
Since the beginning of 1999, the absorption plant at Ciudad Pemex has been out of service.
(5)
Includes liquid recovery plants. In 2002, the La Cangrejera plant increased its processing capacity from 104 thousand barrels per day to 113 thousand barrels per day.
Source:
Pemex BDI.

        Domestic consumption of dry gas, which is natural gas with a methane content of more than 90%, totaled 4,295 million cubic feet per day in 2002, a 12% increase from the 2001 domestic consumption of 3,823 million cubic feet per day. The subsidiary entities consumed approximately 44% of the total domestic dry gas consumed in 2002, while the industrial-distributor sector consumed 26% and the electrical sector consumed 30%.

        We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico which, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 592 million cubic feet per day of dry gas in 2002, a 103% increase from the 292 million cubic feet per day imported in 2001.

        Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities and liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams, decreased by 6%, from 443 thousand barrels per day in 2001 to 418 thousand barrels per day in 2002, due to repairs and improvements during 2002.

        Pemex-Gas and Basic Petrochemicals processes sweet and sour condensates and uses sweet condensates at its Reynosa facilities to produce solvents and naphtha. It also uses sour condensates, which have a higher sulphur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 89 thousand barrels per day in 2002, a 12% decrease from 101 thousand barrels per day processed in 2001. Of these amounts, 75 thousand barrels per day (85%) resulted in stabilized condensates during 2002, and 87 thousand barrels per day (86%) resulted in stabilized condensates during 2001.

        At the end of 2002, we began the construction of two modular cryogenic plants at the Reynosa complex, that will each produce 200 million cubic feet of gas per day. Operations are expected to begin in 2004.

        We finished the construction of three processing plants at the Arenque Complex during the first half of 2003 in order to better process the gas available in the Altamira district in Tamaulipas. One processing plant is a sweetening sour natural gas plant that produces 34 million cubic feet per day, the second plant is a modular cryogenic plant that produces 33 million cubic feet of gas per day and the third plant is a sulphur recovery plant that produces 13 tons of sulphur per day.

        The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black, naphthas and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes.

        These nine products are produced by Pemex-Gas and Basic Petrochemicals. All other petrochemical products may be produced by Pemex-Petrochemicals or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell these basic petrochemicals internally within plants in the same unit or complex or to sell them to PEMEX.

        Over the five years ended December 31, 2002, the value of Pemex-Gas and Basic Petrochemicals' domestic sales were distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year Ended December 31,
											2002 vs. 2001
	1998		1999		2000		2001		2002
	(in millions of pesos)										(%)
Natural gas	Ps.	13,203.9	Ps.	15,557.5	Ps.	27,594.9	Ps.	28,914.1	Ps.	30,313.0	4.8
Liquefied petroleum gas		16,389.9		17,597.6		28,469.2		29,327.2		26,137.4	(10.9)
Petrochemicals
Hexane		143.5		121.2		115.1		142.6		134.0	(6.0)
Dissolving agents		—		19.5		260.5		377.0		213.4	(43.4)
Sulphur		142.9		148.1		130.6		72.8		110.5	51.8
Carbon black		90.5		117.5		210.3		120.1		135.7	13.0
Pentanes		22.0		31.6		29.4		2.7		47.4	1,655.6
Heptane		24.1		23.1		22.3		24.7		20.3	(17.8)
Butane		11.9		20.7		35.3		39.2		36.5	(6.9)
Propane		9.2		16.0		25.3		23.3		18.8	(19.3)
Isobutane		3.7		4.4		7.5		6.3		2.5	(60.3)
Others		9.6		31.5		128.1		157.3		111.6	(29.1)

Total Petrochemicals		457.4		533.4		964.4		966.0		830.8	(14.0)
Total	Ps.	30,051.2	Ps.	33,688.5	Ps.	57,028.5	Ps.	59,207.3	Ps.	57,281.2	(3.3)

Note:
Numbers may not total due to rounding
(1)
Excludes value added tax.
Source:
Pemex BDI.

  Subsidiaries of Pemex-Gas and Basic Petrochemicals

        Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries. The following table lists Pemex-Gas and Basic Petrochemicals' subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals' ownership interest:

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest
Gasoductos de Chihuahua, S. de R.L. de C.V	Transport of gas	50.00%
Mexgas International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.	Storage and distribution of liquid sulphur	100.00
Pasco International, Ltd.	Holding company	100.00
Pan American Sulphur, Ltd.	Storage and distribution of liquid sulphur	99.87
Terrenos para Industrias, S.A.	Real estate holding company	100.00
CH4 Energía, S.A. de C.V.	Trading of Gas	50.00

(1)    As of December 31, 2002.
 Source: Pemex-Gas and Basic Petrochemicals.

  Private Sector Participation in Natural Gas Distribution

        The Regulatory Law, as amended effective May 12, 1995, provides that private and "social sector" companies may, with governmental authorization, store, distribute and transport natural gas, and may construct, own and operate natural gas pipelines, facilities and equipment. The regulations implementing this amendment went into effect on November 9, 1995.

        Since 1997, the Regulatory Law has required us to provide the private sector with open access to our transportation system for distribution, ending our prior exclusive rights over the lines of distribution. We continue to market natural gas and may develop natural gas storage systems.

        In 1996, the Comisión Reguladora de Energía (Energy Regulatory Commission) approved the Gradual Access Program for 1996-1997, which required that we open access to certain distribution assets to the private sector. As a result, Pemex-Gas and Basic Petrochemicals' distribution assets located in Chihuahua, Cuauhtémoc-Anáhuac, Ciudad Juárez, Hermosillo, Toluca, Río Pánuco, Norte de Tamaulipas, Distrito Federal, Valle Cuautitlán-Texcoco, Saltillo, Nuevo Laredo, Querétaro and Monterrey have been privatized. As of 1999, all of our natural gas distribution pipelines were opened to private sector use and there were no further distribution assets left to divest pursuant to the program, although a portion of these assets are still held in trust.

  LNG Pricing Program

        On February 27, 2003, President Fox issued an executive decree establishing maximum prices on first-hand and end-user sales of liquefied natural gas as part of a Mexican Government program to stabilize LNG prices. The purpose of this program is to curtail seasonal price fluctuations that can adversely affect economic development. Pursuant to the decree, the maximum prices of first hand sales will be adjusted periodically according to a formula determined by the Mexican Government, and the Ministry of the Economy will fix the end-user's sale price. The decree will be in effect until August 2003. Because the purpose of the program is to keep LNG costs constant over the course of the year, we expect that the net effect of this program on our year-end results will be immaterial.

  Hedging Operations

        We are an importer of natural gas and have prepared our budget for 2003 based on a natural gas import price assumption of U.S. $3.12 per million British thermal units ("BTUs"). To cover our exposure to fluctuations in international natural gas prices, which may affect our budget assumptions, we have entered into and will continue to enter into contracts that hedge against these price fluctuations. As part of the Mexican Government's policy of promoting economic growth, on January 17, 2001, the Ministry of Finance and Public Credit, the Ministry of Economy, the Ministry of Energy and PEMEX announced a natural gas pricing program for certain industrial consumers of natural gas in Mexico. Under that program, Mexican industrial consumers that hold outstanding natural gas price hedging instruments may enter into a three-year agreement with us to purchase natural gas from us at a fixed reference price of U.S. $4.00 per million BTUs. This purchase price represents approximately a 58% discount on spot prices offered in the market as of January 17, 2001, a 13% premium over the average spot prices offered in the market during the period from January 1, 2001 to December 31, 2002 and a 2.5% premium over the average spot prices offered in the market during the period from January 1, 2001 to May 31, 2003. We entered into a number of such contracts in 2001. As part of our risk management strategy, we have also entered into a number of derivative instruments, primarily swaps and futures, for hedging purposes.

        For more information on these fixed price sales, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Commodity Instruments."

  Investments

        Pemex-Gas and Basic Petrochemicals invested Ps. 1,863 million in 2002, as compared to Ps. 2,676 million in 2001, in projects primarily related to natural gas and condensates processing, transportation and storage (excluding PIDIREGAS-related investments, which totaled Ps. 75 million in 2002). In 2003, the Mexican Government approved Ps. 1,460 million of capital expenditures for investment in a new PIDIREGAS for Pemex-Gas and Basic

Petrochemicals at the modular cryogenic plants in Reynosa. In addition to this, Ps. 2,941 million has been budgeted for Pemex-Gas and Basic Petrochemicals' non-PIDIREGAS-related capital expenditures.

Petrochemicals

  Capacity

        At the end of 2002, Pemex-Petrochemicals operated six petrochemical complexes and one petrochemical unit for the production of non-basic petrochemical products. In addition, Pemex-Petrochemicals has one complex at Petroquímica Camargo that has not produced any petrochemicals since April 2002, and a petrochemical unit at Reynosa that has not produced any petrochemicals since August 1999. At the end of 2002, Pemex-Petrochemicals operated 51 plants, including those that were not producing. Pemex-Petrochemicals had a total installed capacity sufficient to produce 11.6 million tons of petrochemical products per year in 2002, 3.6% higher than its 2001 installed capacity of 11.2 million tons per year, due to the increased production capacity of certain plants. Pemex-Petrochemicals' total production capacity for the last five years was distributed among its facilities as follows:

	Pemex-Petrochemicals' Total Capacity Year ended December 31,
Petrochemical Facility
	1998	1999	2000	2001		2002
	(In thousands of tons)
Cosoleacaque	4,817	4,696	4,696	4,736		4,998
La Cangrejera	3,073	2,973	2,873	2,297		2,427
Morelos	2,059	2,031	2,031	2,134		2,107
Pajaritos	1,361	1,066	1,066	1,066		1,021
Escolín	333	333	333	337		337
San Martín Texmelucan	387	231	246	260		268
Others	402	402	402	359	(1)	404

Total	12,432	11,732	11,647	11,189		11,561

Note: Numbers may not total due to rounding.
(1)    Reflects the shutting down of two plants in our Reynosa unit in 2001.
 Source: Pemex BDI.

  Production

        Pemex-Petrochemicals manufactures different non-basic petrochemical products, including:

  •
  methane derivatives, such as ammonia and methanol;

  •
  ethane derivatives, such as polyethylenes, as well as other olefins;

  •
  aromatics and their derivatives;

  •
  propylene and its derivatives;

  •
  oxygen, nitrogen and other products; and

  •
  pentane, hexane and heptane liquids.

        Our combined annual total petrochemical production (excluding ethane and butane gases) decreased by 4.9%, from 9,664 thousand tons in 2001 to 9,189 thousand tons in 2002. Of this amount, Pemex-Petrochemicals produced 5,889 thousand tons of petrochemicals in 2002, representing a 1.75% decrease from its production of 5,994 thousand tons in 2001 due in part to a reduction in the supply of raw materials such as natural gas and ethane and in part to decreased demand. The remainder was produced by Pemex-Gas and Basic Petrochemicals. For information on Pemex-Gas and Basic Petrochemicals' petrochemical production, see "—Gas and Basic Petrochemicals" above.

        Over the past five years, Pemex-Petrochemicals' petrochemical production has decreased due to adverse petrochemical market conditions in Mexico. The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2002.

Pemex-Petrochemicals Production

	Year Ended December 31,
						2002 vs. 2001
	1998	1999	2000	2001	2002
	(in thousands of tons per year)					(%)
Liquids
Pentanes	92	—	—	—	—	—
Hexanes	68	61	54	62	57	(8.1)
Heptanes	20	21	15	13	8	(38.5)

Total	180	82	69	75	65	(13.3)
Other inputs
Oxygen	488	453	413	380	376	(1.1)
Nitrogen	108	112	105	96	109	13.5
Hydrogen	12	15	2	—	—	—

Total	608	580	520	476	485	1.9
Petrochemicals
Methane derivatives	4,374	3,019	2,271	1,752	1,663	(5.1)
Ethane derivatives	2,945	2,696	2,636	2,408	2,309	(4.1)
Aromatics and derivatives	1,402	1,235	667	642	670	4.4
Propylene and derivatives	243	193	180	127	115	(9.4)
Others	56	56	359	396	468	18.2

Total	9,020	7,199	6,113	5,325	5,225	(1.9)
Other products
Hydrochloric acid	116	105	107	87	92	5.7
Muriatic acid	34	25	27	31	24	(22.6)

Total	150	130	134	118	116	(1.7)

Total	9,958	7,991	6,836	5,994	5,889	(1.8)

Note: Numbers may not total due to rounding.
 Source: Pemex BDI.

  Investments

        Including the expenditures related to the Morelos petrochemical facility (which is indirectly controlled by Pemex-Petrochemicals and has its own budget), Pemex-Petrochemicals invested Ps. 1,454 million in 2002, as compared to Ps. 1,058 million in 2001, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2003, Pemex-Petrochemicals expects to invest Ps. 2,465 million on these projects.

  Domestic Sales

        In 2001, the value of the domestic sales of petrochemical products by Pemex-Petrochemicals decreased by 11.0% from Ps. 7,948 million in 2001 to Ps. 7,074 million in 2002. This decrease was primarily due to a reduction in domestic demand for certain of the products manufactured by Pemex-Petrochemicals. The lower price of urea and the decrease in the demand for ammonia resulted in a 11.0% decrease in sales revenue as compared to 2001. In 2002, Pemex-Petrochemicals experienced a 1.5% decrease in the sales volume of ethane derivatives as compared to 2001, due to a contraction in demand for polyethylene. In addition, in 2002, our sales of propylene and its derivatives decreased by 10.3%, as compared to 2001. On the other hand, as a result of the deregulation of the sale of toluene, Pemex-Petrochemicals experienced a 45.3% sales increase by volume of this product in 2002.

        Over the five years ended December 31, 2002, the value of Pemex-Petrochemicals' domestic sales were distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining are included under "—Gas and Basic Petrochemicals" and "—Refining" above.

Value of Domestic Sales(1)

	Year Ended December 31,
											2002 vs. 2001
	1998		1999		2000		2001		2002
	(in millions of pesos)										(%)
Petrochemical Product
Methane derivatives	Ps.	2,093	Ps.	1,559	Ps.	1,549	Ps.	1,438	Ps.	1,095	(23.9)
Ethane derivatives		5,309		5,495		5,906		4,775		4,054	(15.1)
Aromatics and derivatives		1,513		1,654		1,661		1,238		1,312	6.0
Propylene and derivatives		810		599		806		458		526	14.8
Others		19		23		32		39		87	123.1

Total	Ps.	9,744	Ps.	9,330	Ps.	9,954	Ps.	7,948	Ps.	7,074	(11.0)

Note: Numbers may not total due to rounding.
(1)    Excludes value added tax.
 Source: Pemex BDI.

  Private Sector Participation in Petrochemicals Sector

        Pemex-Petrochemicals and Petróleos Mexicanos are the sole shareholders and own the following seven subsidiaries that hold the assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant:

  •
  Petroquímica Cosoleacaque, S.A. de C.V.;

  •
  Petroquímica Escolín, S.A. de C.V.;

  •
  Petroquímica Tula, S.A. de C.V.;

  •
  Petroquímica Camargo, S.A. de C.V.;

  •
  Petroquímica Cangrejera, S.A. de C.V.;

  •
  Petroquímica Morelos, S.A. de C.V.; and

  •
  Petroquímica Pajaritos, S.A. de C.V.

        On August 28, 2002, the board of directors of Petróleos Mexicanos approved the merger of the seven subsidiaries of Pemex-Petrochemicals into Pemex-Petrochemicals. The merger remains subject to the review of the Ministry of Energy of Mexico and the fulfillment of other legal requirements, and has not yet been completed.

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

  Exports and Imports

        PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI's customers. PMI sold an average of 1,702 thousand barrels per day of crude oil in 2002, which constituted 53.6% of our total crude oil production.

        The following tables set forth the composition and average prices of our crude oil exports for the periods indicated:

	Year Ended December 31,
	1998		1999		2000		2001		2002
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	457	27	434	28	398	25	317	18	245	14
Isthmus (API gravity of 32°-33°)	196	11	190	12	110	7	87	5	46	3
Maya (API gravity of 21°-22°)	1,053	62	920	59	1,086	68	1,331	76	1,395	82
Altamira (API gravity 15.0°-16.5°)	6	—	9	1	11	1	20	1	17	1

Total	1,712	100	1,554	100	1,604	100	1,755	100	1,702	100

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
Source:	PMI operating statistics, which are based on information in bills of lading.
	Year Ended December 31,
	1998	1999	2000	2001	2002
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	$13.15	$17.85	$29.00	$23.96	$24.87
Isthmus	11.87	17.45	27.87	22.27	23.48
Maya	8.56	14.08	22.98	17.13	20.71
Altamira	7.20	12.94	19.67	12.75	19.41
Weighted average realized price	$10.16	$15.55	$24.78	$18.57	$21.37

Source: PMI operating statistics, which are based on information in bills of lading.

  Geographic Distribution of Export Sales

        In 2002, 96.9% of PMI's sales of our crude oil exports were to countries in the western hemisphere. As of December 31, 2002, PMI had 35 customers in 14 countries. Among these countries, the United States, Spain, the Netherlands Antilles, Canada and Japan have consistently been our largest customers.

        The following table sets forth crude oil export sales by country.

Crude Oil Exports by Country

	Percentage of Exports
	1998	1999	2000	2001	2002
United States	77.0%	75.4%	75.0%	75.3%	78.6%
Spain	7.7	7.8	8.7	8.4	8.3
Netherlands Antilles	5.0	6.6	6.7	7.6	5.3
Japan	1.8	2.7	2.2	1.0	0.6
Canada	1.9	1.5	1.7	1.6	1.2
Others	6.6	6.0	5.7	6.1	6.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.
 Source: PMI operating statistics, which are based on information in bills of lading.

        The following table sets forth the geographic distribution of PMI's sales of crude oil exports from January 1, 1998 through December 31, 2002. The table also presents the distribution of exports among PMI's crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	1998		1999		2000		2001		2002
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,347	79	1,196	77	1,230	77	1,349	77	1,357	80
Europe	190	11	177	11	185	12	184	10	218	13
Central and South America	130	8	134	9	149	9	179	10	117	7
Far East	32	2	42	3	40	2	37	2	10	1
Africa	13	1	5	0	—	—	6	1	—	—

Total	1,712	100	1,554	100	1,604	100	1,755	100	1,702	100

Olmeca (API gravity of 38°-39°)
United States and Canada	452	26	432	28	378	24	292	17	225	13
Others	5	—	2	—	19	1	25	1	20	1

Total	457	27	434	28	398	25	317	18	245	14

Isthmus (API gravity of 32°-33°)
United States and Canada	82	5	109	7	68	4	56	3	29	2
Others	114	7	81	5	41	3	31	2	17	1

Total	196	12	190	12	110	7	87	5	46	3

Maya (API gravity of 21°-22°)
United States and Canada	807	47	646	42	773	48	981	56	1,087	64
Others	246	14	274	18	313	20	350	20	308	18

Total	1,052	61	920	59	1,086	68	1,331	76	1,395	82

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	6	—	9	1	11	1	20	1	17	1
Others	—	—	—	—	—	—	—	—	—	—

Total	6	—	9	1	11	1	20	1	17	1

Notes:	Numbers may not total due to rounding.
tbpd = thousands barrels per day
API gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
Source:	PMI operating statistics, which are based on information in bills of lading.

        PMI makes a significant percentage of its crude oil sales under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. PMI sells most of its remaining exports to the same customers that purchase under evergreen contracts, but PMI makes these sales pursuant to separate supply contracts, which apply the pricing formulas included in the evergreen contracts. PMI generally sells crude oil on a Free On Board basis (at the shipping point). In practically all cases, PMI sells refined products on Free on Board and Cost and Freight bases and buys refined products on Delivery Ex-ship or Delivery at Frontier and Cost and Freight bases.

        PMI has entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI provides the purchasers with certain support mechanisms that will protect, under certain adverse market conditions, the investments that the purchasers undertake in accordance with the agreements. These agreements include:

  •
  an agreement with Port Arthur Coker Co., signed on March 10, 1998, to supply its Port Arthur, Texas refinery with approximately 165 thousand barrels per day of Maya crude oil for a period of eight years following project completion, which occurred in March 2001;

  •
  an agreement with Coastal Aruba Refining Company N.V., signed on July 30, 1998, to supply its refinery in Aruba with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in May 2000;

  •
  an agreement with Exxon Company U.S.A. and Exxon Trading Company International, signed on September 25, 1998, to supply its Baytown, Texas refinery with approximately 65 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2002;

  •
  an agreement with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, signed on May 1, 1999, and an agreement with P.M.I. Norteamérica, S.A. de C.V., signed on the same date, to supply the Deer Park refinery joint venture with a total of approximately 50 thousand barrels per day of Maya crude oil for a period of seven years following project completion, which occurred in April 2001, and up to 200 thousand barrels per day thereafter;

  •
  an agreement with Marathon Ashland Supply LLC, signed on May 19, 1999, to supply its Garyville, Louisiana refinery with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2002;

  •
  an agreement with Valero Marketing and Supply Company and Valero Refining-Texas, L.P., signed on December 17, 2001, to supply their Texas City, Texas refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur in September 2003; and

  •
  an agreement with Chevron Products Company, a division of Chevron U.S.A. Inc., signed on March 6, 2002, to supply its Pascagoula, Mississippi refinery with approximately 130 thousand barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur in June 2003.

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

        The Ministry of Energy has entered into certain agreements to reduce or increase exports of crude oil as discussed below in "—Trade Regulations and Export Agreements."

        The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2002.

Volume of Exports and Imports

	Year Ended December 31,
						2002 vs. 2001
	1998	1999	2000	2001	2002
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	457.1	434.4	397.5	317.4	244.8	(22.9)
Isthmus	195.9	190.1	109.7	86.8	45.8	(47.2)
Maya(1)	1,058.7	929.1	1,096.4	1,350.7	1,411.4	4.5

Total crude oil	1,711.7	1,553.6	1,603.6	1,754.9	1,702.1	(3.0)
Natural gas(2)	5.9	20.4	3.5	3.7	4.4	18.9
Refined products	120.0	149.7	112.5	102.5	155.9	52.1
Petrochemical products(3)	1,025.4	785.0	1,123.8	794.0	800.6	0.8
Imports
Natural gas(2)	22.6	22.0	34.1	43.1	87.4	102.8
Refined products	335.2	365.3	445.5	382.1	349.9	(8.4)
Petrochemical products(3)	130.8	214.9	444.4	280.3	295.2	5.3

Note:
Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2002 may be adjusted to reflect the percentage of water in each shipment.
(1)
In 1998, 1999, 2000, 2001 and 2002, numbers include six, nine, eleven, twenty and seventeen thousand barrels per day, respectively, of Altamira crude oil.
(2)
Fuel oil equivalent.
(3)
Thousands of metric tons.
Source:
PMI operating statistics, which are based on information in bills of lading.

        Natural gas imports increased by 102.8% in 2002, from 292.2 million cubic feet per day in 2001 to 592.5 million cubic feet per day in 2002, primarily due to the increasing demand for natural gas in Mexico, which outpaced the increases in domestic supply. In 2002, total exports and imports of petrochemical products by volume increased by 2.0%, from 1,074.3 thousand metric tons in 2001 to 1,095.8 thousand metric tons in 2002. In 2002, total exports and imports of refined products by volume increased by 4.4%, from 484.6 thousand barrels per day in 2001 to 505.8 thousand barrels per day in 2002.

        The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2002.

Value of Exports and Imports(1)

	Year ended December 31,
						2002 vs. 2001
	1998	1999	2000	2001	2002
	(in millions of U.S. dollars)					(%)
Exports
Olmeca	$2,194.4	$2,830.7	$4,219.9	$2,775.7	$2,222.8	(19.9)
Isthmus	848.9	1,211.2	1,119.5	705.9	392.5	(44.4)
Maya(2)	3,306.7	4,774.3	9,206.8	8,414.1	10,660.6	26.7

Total crude oil(3)	$6,350.0	$8,816.2	$14,546.2	$11,895.7	$13,275.9	11.6
Natural gas	30.9	114.3	48.8	47.8	4.0	(91.6)
Refined products	560.7	899.6	1,167.8	896.5	1,288.5	43.7
Petrochemical products	143.3	133.3	280.3	145.2	145.3	—

Total products	$734.9	$1,147.2	$1,496.9	$1,089.5	$1,437.8	32.0
Total exports	$7,084.9	$9,963.4	$16,043.1	$12,985.2	$14,713.7	13.3

Imports
Natural gas	$121.7	$132.2	$366.5	$423.8	$775.4	83.0
Refined products	2,109.3	2,889.1	5,411.8	4,139.2	3,827.4	(7.5)
Petrochemical products	33.8	55.2	125.2	83.9	70.5	(16.0)

Total imports	$2,264.8	$3,076.5	$5,903.5	$4,646.9	$4,673.2	0.6

Net exports	$4,820.1	$6,886.9	$10,139.6	$8,338.3	$10,040.5	20.4

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
(2)
In 1998, 1999, 2000, 2001 and 2002, numbers include six, nine, eleven, twenty and seventeen thousand barrels per day, respectively, of Altamira crude oil.
(3)
Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
Sources:
PMI operating statistics, which are based on information in bills of lading.

        In 2002, Pemex continued to be a net importer of refined products, although imports of refined products decreased in value by 7.5%, and exports of refined products increased in value by 43.7%. Pemex's net imports of refined products for 2002 totaled U.S. $2,538.9 million, a 21.7% reduction in the refined products trade deficit of U.S. $3,242.7 million in 2001. During 2003, import volumes of refined products are likely to continue to fluctuate significantly as a result of the anticipated startup of new refining plants.

        Imports of natural gas increased in value by 83% during 2002, while exports of natural gas decreased by 91.6%, primarily because of an increase in domestic demand for natural gas resulting from increased activity in the Mexican electrical and industrial sectors and by natural gas distributors.

        The following table describes the composition of our imports and exports of selected refined products in 2000, 2001 and 2002.

Imports and Exports of Selected Refined Products

	Year Ended December 31,
	2000		2001		2002
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Imports
Gasoline(1)	153.6	34.5	167.9	43.9	179.6	51.3
Fuel oil	117.5	26.4	85.7	22.4	19.0	5.4
Liquefied petroleum gas	118.1	26.5	99.8	26.1	101.6	29.0
Diesel	42.0	9.4	16.6	4.3	26.7	7.6
Others	14.3	3.2	12.1	3.2	23.0	6.6

Total	445.5	100.0%	382.1	100.0%	349.9	100.0%

Exports
Gasoline(1)	69.6	61.9	74.2	72.4	70.7	45.3
Diesel	3.1	2.8	8.4	8.2	5.5	3.5
Liquefied petroleum gas	5.6	4.9	3.1	3.0	0.4	0.2
Jet fuel	3.6	3.2	2.5	2.4	6.3	4.1
Fuel oil	0.1	—	1.7	1.7	25.7	16.5
Others	30.5	27.1	12.6	12.3	47.3	30.4

Total	112.5	100.0%	102.5	100.0%	155.9	100.0%

Note:
tbpd = thousands of barrels per day.
Note:
Numbers may not total due to rounding.
(1)
Includes methyl terbutyl ether (MTBE) and pentanes.
Source:
PMI operating statistics based on INCOTERMS (International Commercial Terms).

        For the three years ended December 31, 2002, our imports and exports of selected petrochemicals were as follows:

Imports and Exports of Selected Petrochemicals

	Year Ended December 31,
	2000		2001		2002
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Imports
Xylenes	—	—	3.4	1.2	5.0	1.7
Propylene	3.2	0.7	—	—	4.5	1.5
Ammonia	231.7	52.1	94.1	33.6	88.6	30.0
Others	209.6	47.2	182.7	65.2	197.1	66.8

Total	444.5	100.0%	280.3	100.0%	295.2	100.0%

Exports
Sulphur	517.1	46.0	498.4	62.8	410.7	51.3
Ammonia	248.0	22.1	20.1	2.5	123.2	15.4
Ethylene	164.3	14.6	123.6	15.6	98.3	12.3
Polyethylenes	35.0	3.1	45.3	5.7	50.1	6.3
Others	159.4	14.2	106.7	13.4	118.4	14.8

Total	1,123.8	100.0%	794.0	100.0%	800.6	100.0%

Note:
tmt = thousands of metric tons.
Note:
Numbers may not total due to rounding.
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

Transportation and Distribution

        Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and the refineries and petrochemical plants with Mexico's major cities. At the end of 2002, our pipeline network measured approximately 54,600 kilometers in length. Of the total network, approximately 8,905 kilometers of pipelines transport crude oil, approximately 8,041 kilometers transport petroleum products and petrochemicals, 9,511 kilometers transport natural gas, 1,822 kilometers transport liquefied petroleum gas, 867 kilometers transport basic petrochemicals and the remaining pipelines are crude oil and natural gas gathering pipelines. Ownership of the pipelines is distributed among our subsidiary entities according to the products they transport.

        During 2002, we transported approximately 73.7 billion tons per kilometer of crude oil and petroleum products to be processed in the refining system and petroleum products to satisfy domestic demand, as compared to the 72.9 billion tons per kilometer carried in 2001. Of the total amount of tons per kilometer we transported in 2002, we carried 62% through pipelines, 35% by vessels and the remainder by train tank cars and tank trucks.

        At the end of 2002, we owned nineteen refined product tankers and leased another eight. We also owned 77 major wholesale storage centers.

PEMEX Corporate Matters

        In addition to the operating activities that we undertake through the activities of our subsidiary entities and subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.

  Industrial Safety and Environmental Protection

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

        We contract all of our insurance policies through Mexican insurance carriers. These policies have limits of U.S. $1.25 billion for onshore property, U.S. $1.5 billion for offshore property, U.S. $300 million for extraordinary costs related to the operation of offshore wells, U.S. $500 million for protection and indemnity for marine-related liabilities and U.S. $400 million for civil liabilities. Since June 30, 1999, our insurance policies covering onshore and offshore properties also cover unforeseen interruptions in operations.

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

GENERAL REGULATORY FRAMEWORK

        The Mexican Government and its agencies closely regulate and supervise our operations. The Ministry of Energy monitors our activities and the Secretary of Energy acts as the chairman of the Board of Directors of Petróleos Mexicanos. The Ministry of Finance and Public Credit approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which the Mexican Congress must approve each year. The Mexican Government is not, however, directly liable for the financial obligations that we incur. The Ministry of the Environment and Natural Resources, in conjunction with other federal and state authorities, regulates our activities that affect the environment. The Secretaría de la Función Pública (which we refer to as "SFP"), formerly known as SECODAM, appoints the external auditors of Petróleos Mexicanos and the subsidiary entities.

        The Auditoría Superior de la Federación (the Supreme Auditor of the Federation and an entity of the Mexican Congress, which we refer to as the "ASF"), reviews the Cuenta Pública (public account) of the various federal government entities on an annual basis, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities' compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject PEMEX officials to legal sanctions. However, in most instances the observed issues are explained and clarified. The financial information provided to the ASF is prepared in accordance with Mexican Financial Reporting Standards applicable to Mexican public sector entities, which differ in several aspects from Mexican GAAP. As a result, our financial statements reflect different financial data than that included in the public account.

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

        In April 1997, the Ministry of the Environment and Natural Resources issued regulations governing the procedures for obtaining an environmental license, under which new industrial facilities can comply with all applicable environmental requirements by way of a single administrative procedure. Each environmental license integrates all of the different permits, licenses and authorizations related to environmental matters for a particular facility. We must obtain an environmental license for any new facility, while our existing facilities are not subject to this obligation.

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

PEMEX's Internal Monitoring

        We believe that we are currently in substantial compliance with current federal and state environmental laws as those laws have been historically interpreted and enforced. We maintain an organizational structure that permits us to implement and monitor our environmental program. The subsidiary entities have specialized departments, depending on the size and geographic distribution of their respective sites, that implement their own environmental programs, internal environmental audits and inspections of their sites and their immediate surroundings based on the standards of the Ministry of the Environment and Natural Resources. When these internal audits reveal deficiencies, the subsidiary entities take the necessary remedial actions. Remediation requirements derived from these internal audits and inspections are recorded in our financial statements when they are known and estimable.

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

        In 1993, PEMEX entered into a voluntary environmental audit program with PROFEPA. As of December 31, 2002, with respect to Petróleos Mexicanos and the subsidiary entities, 450 environmental audits had been completed under the program with PROFEPA and all main facilities had been covered. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, PEMEX and PROFEPA negotiate a corrective action plan, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2002, corrective action plans for 308 audits had been completed and 243 sites had received "clean industry" certifications from PROFEPA (some of which had to be recertified). With respect to the remaining 142 audits, the corrective action plans have been agreed upon and are being implemented.

        There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

Environmental Liabilities

        At December 31, 2002, our estimated and accrued environmental liabilities totaled Ps. 2,200 million. Of this total, Ps. 1,263 million was attributable to Pemex-Exploration and Production, Ps. 774 million was attributable to Pemex-Refining, Ps. 140 million was attributable to Pemex-Gas and Basic Petrochemicals and Ps. 23 million was attributable to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following charts detail our environmental liabilities by operating region at December 31, 2002.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Northern Region	312.85	Ps.	625,704
Southern Region	18.64		29,099
Southeast Marine Region	3.00		105,000

Total(1)	334.49	Ps.	759,803

(1)
During 2002, environmental remediation was completed on 84 hectares. There were 54 hectares of additional affected areas, primarily in the Northern region.
Source:
PEMEX.

	Containment Reservoir Drainage
	Number of Reservoirs	Estimated Liability
		(in thousands of pesos)
Northern Region(1)	770	Ps.	383,619
Southern Region	37		119,914
Southeast Marine Region	—		—

Total(2)	807	Ps.	503,533

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	1,263,335

Note:
Numbers may not total due to rounding.
(1)
Includes 288 reservoirs as a new liability for 2002.
(2)
There are 161 reservoirs that were cleaned up during 2002.
Source:
PEMEX.

Pemex-Refining

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Pipelines(1)	8.11	Ps.	64,353
Refineries(2)	985.25		225,474
Storage and Distribution Terminals(3)(4)	212.69		296,430
Other affected areas(5)	63.00		187,679

Total	1,269.05	Ps.	773,936

(1)
PROFEPA has approved the environmental remediation of eight pipelines; accordingly, the liabilities associated with these pipelines are considered discharged.
(2)
All six of Pemex-Refining refineries have been audited. Of the five refineries which required environmental remediation, the estimated affected area of two refineries has not yet been determined; however, the estimated liability includes the cost estimate for such areas based on available information.
(3)
All of Pemex-Refining's storage and distribution terminals have been audited. Of the 29 terminals which required environmental remediation, the estimated affected area of 15 storage and distribution terminals has not yet been determined; however, the estimated liability includes the cost estimate for such areas based on available information.
(4)
After site assessments, no contamination was found and ten storage and distribution terminals have been discharged as liabilities. PROFEPA has approved the environmental remediation of five of the terminals; accordingly, any liabilities associated with these terminals are considered discharged. New areas and resources have been recognized as liabilities in storage and distribution terminals.
(5)
Figure primarily represents an additional estimated liability of the Santa Alejandrina swamp in Minatitlán, Veracruz.
Source:
PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Complex Gas Processors(1)	52.67	Ps.	138,656
Pipelines(2)	0.11		1,282

Total	52.78	Ps.	139,938

(1)
All eight gas processing plants have been audited and the table above reflects the six plants determined to require environmental remediation.
(2)
Following a diagnosis and evaluation stage, new areas and resources have been determined to require remediation.
Source:
PEMEX.

Pemex-Petrochemicals

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Petroquímica Cangrejera, S.A. de C.V.	0.30	Ps.	1,343
Petroquímica Pajaritos, S.A. de C.V.	10.13		21,203

Total(1)	10.43	Ps.	22,546

(1)
All Pemex-Petrochemicals plants have been audited and the table above reflects the only plants determined to require environmental remediation.
Source:
PEMEX.

        Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. PEMEX accrues its environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-12 "Contingencies and Commitments" for Mexican GAAP purposes and with SFAS No. 5 "Accounting for Contingencies" for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gained during the remediation process. For a further discussion of PEMEX's environmental liabilities, see Note 19 II d) to the Financial Statements.

        Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such a magnitude as to materially affect our estimates of environmental liabilities.

        At the end of 2002, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly and immediately accountable for any claims that may be brought against us.

        The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is a function of the annual budget assigned to us by the Mexican Congress.

Environmental Expenditures

        In 2002, we invested approximately Ps. 3,057 million in environmental projects as compared to Ps. 2,787 million in 2001. For 2003, we have budgeted Ps. 3,608 million for environmental expenditures. The most important of these projects are directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to address the contingencies of hydrocarbon spills, the expansion of water effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulphur content and alternative fuels, such as industrial oil and natural gas. Currently, we are developing procedures to track the costs and expenses of our industrial safety measures and environmental compliance.

        We do not believe that the cost of complying with environmental laws or environmental requirements related to the North American Free Trade Agreement ("NAFTA") among the governments of Mexico, the United States and Canada or Mexico's membership in the Organization for Economic Cooperation and Development, has caused or will cause a significant increase in our environmental expenditures.

TRADE REGULATIONS AND EXPORT AGREEMENTS

        Although it is not a member of OPEC, since 1998 Mexico has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices. Under three agreements in 1998 and 1999, Mexico agreed to reduce our oil exports by 325 thousand barrels per day through most of 1999. These agreements were successful in stabilizing oil prices in 1999.

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

        Following OPEC's announcement that it would reduce crude oil production by 1.5 million barrels a day, on January 2, 2002, Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months beginning on January 1, 2002. Following an OPEC announcement that it would maintain current crude oil production levels through fourth quarter 2002, Mexico affirmed that it would maintain its crude oil exports at their present levels for the same period. In January 2003, as a result of increasing market demand, Mexico agreed to increase its crude oil exports by 100 thousand barrels per day to a level of 1.76 million barrels per day. In February 2003, in light of the loss of more than 2 million barrels per day of Venezuelan crude oil, Mexico announced an additional 120 thousand barrel per day increase in its crude oil export to a level of 1.88 million barrels per day.

        For more information on these agreements and announcements, see "Item 5—Operating and Financial Review and Prospects—Sales Volumes and Prices—Export Agreements."

        NAFTA did not affect the exclusive rights of Mexico, through PEMEX, to explore and produce crude oil and natural gas in Mexico, and to refine crude oil and to produce basic petrochemicals in Mexico. By 2004, however, NAFTA will phase in lower tariffs on certain petroleum products, including petrochemicals, and certain materials and equipment that we import into Mexico, as well as lower tariffs on crude oil and petroleum products that we export to the United States and Canada. Lower tariffs on exports of non-basic petrochemicals from the United States and Canada to Mexico could, over time, increase competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on the products, materials and equipment that we import from and export to the United States and Canada will decrease our expenses and increase our income.

TAXES AND DUTIES

General

        We must pay a number of special hydrocarbon taxes and duties to the Mexican Government, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under "—Other Taxes." The rates at which the Mexican Congress assesses hydrocarbon taxes and duties may vary from year to year and are set after taking into consideration our operating budget, our capital expenditure program and our financing needs. The aggregate tax rate for all special hydrocarbon taxes and duties will not exceed 60.8% of the revenues of sales to third parties under the oil price set for the particular year.

        If the indirect IEPS Tax that we collect is taken into account, we contributed approximately 30% of the Mexican Government's revenues in 2002 and 34% in 2001.

        The most important taxes and duties that we are required to pay and their applicable rates in 2003 are the following:

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
Hydrocarbon Income Tax
Petróleos Mexicanos pays this direct tax on behalf of itself and its subsidiary entities. This tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and subsidiary entities are not subject. A tax rate of 35% is applied to net income (determined in accordance with the Income Tax Law) of each of Petróleos Mexicanos and the subsidiary entities, and may be determined on a consolidated basis.
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

        We make advance payments to the Mexican Government in respect of our Hydrocarbon Extraction Duties and IEPS Tax. These are credited against our liability under the foregoing duties and taxes. The sum of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax (collectively, the "Taxes and Duties") must equal the Hydrocarbon Duty. For 2003, the Hydrocarbon Duty is calculated by applying a rate of 60.8% to the sales revenues of Petróleos Mexicanos and subsidiary entities from the PMI Group and third parties, including the IEPS Tax generated by Pemex-Refining, but excluding the value added tax.

        In the event that the sum of the Taxes and Duties is not equal to the Hydrocarbon Duty, the rates of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty and the Additional Hydrocarbon Extraction Duty will be adjusted to ensure that the sum of the Taxes and Duties equals the Hydrocarbon Duty.

Excess Gains Revenue Duty

        The Excess Gains Revenue Duty is a duty payable to the Mexican Government in addition to the Hydrocarbon Duty. Each year, we must pay an Excess Gains Revenue Duty in an amount equal to 39.2% of those revenues in excess of a threshold price set for that year. In 2002, we paid an Excess Gains Revenue Duty because our crude oil export prices exceeded the U.S. $15.50 per barrel threshold established for that year. For 2003, the Excess Gains Revenue Duty is 39.2% of those revenues from crude oil export sales in excess of a threshold crude oil price of U.S. $18.35 per barrel. Thus, for every dollar exceeding the threshold price, we must pay to the Mexican Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Excess Gains Revenue Duty so that all revenues above the threshold amount for that year are payable to the Mexican Government. However, for the amount up to the threshold price, we pay only the Hydrocarbon Duty. See also "Item 5—Operating and Financial Review and Prospects—General—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes." We paid this duty in both 2001 and 2002 and expect to pay this duty again in 2003. We cannot assure you that the Mexican Government will not lower this threshold price again in the future and thereby increase the amounts that we would be required to pay to the Mexican Government.

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

        Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 35% for 1999 through 2002, 34% for 2003, 33% for 2004 and 32% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities—basically liabilities with Mexican residents excluding debts with financial institutions or their intermediaries). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company's income tax liability may be credited against the company's income tax liability in subsequent years.

        In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies was Ps. 807 million in 2000, Ps. 684 million in 2001 and Ps. 430 million in 2002.

Future Fiscal Reform

        Over the past few years, the Mexican Government and PEMEX have been discussing various proposals for reforming the Mexican federal tax regime applicable to us. The proposals have generally sought to change the current applicable tax law so that our fiscal burdens are similar to those of state-owned oil companies in other countries. In particular, we have presented alternative internal revenue strategies that allow the Mexican Government to recover income from hydrocarbon extraction while improving PEMEX's ability to finance more efficiently the development of hydrocarbon reserves and investments in property, plant and equipment.

        Nevertheless, the Mexican Government has not yet taken a position on this issue. Because only the Mexican Congress has the power to enact a change in federal tax law, and given the highly politicized nature of the federal legislative process, we cannot predict the extent or nature of future changes, if any, to the federal hydrocarbon tax laws applicable to us.

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

        In the Congressional election held on July 2, 2000, all of the seats in the Senate and the Chamber of Deputies were up for election. The election, together with later changes in the party affiliations of certain deputies, resulted in the following distribution of Congressional seats as of November, 2002:

Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	60	46.9%	208	41.6%
National Action Party	46	35.9	205	41.0
Democratic Revolution Party	16	12.5	54	10.8
Ecological Green Party of Mexico	5	3.9	17	3.4
Labor Party	0	0.0	8	1.6
Nationalist Social Party	0	0.0	3	0.6
Social Alliance Party	0	0.0	2	0.4
Convergence for Democracy	1	0.8	3	0.6

Total	128	100.0%	500	100.0%

Note:
Totals may differ due to rounding.
Source:
Federal Electoral Institute.

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

        On June 19, 2002, the Mexican Government and the Bank Savings Insurance Institute ("IPAB"), jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. ("BBVA Bancomer") in the national and international markets. On July 3, 2002, the Mexican Government and IPAB sold additional shares pursuant to an over-allotment option. The Mexican Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired the shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The net proceeds to the Mexican Government as a result of the sale totaled Ps. 6.5 billion for the shares sold internationally, Ps. 574.2 million for the shares sold in Mexico and U.S. $11.2 million for the shares sold in the United States in the form of ADSs. The proceeds to IPAB as a result of the sale totaled Ps. 1,004.6 million for the shares sold internationally, Ps. 88.1 million for the shares sold in Mexico and U.S. $1.7 million for the ADSs sold in the United States. From November 2002 through January 2003, the Mexican Government and IPAB sold their remaining shares of BBVA Bancomer in the Mexican stock market for total net proceeds of Ps. 444.4 million for the Mexican Government and Ps. 68.2 million for IPAB.

        On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank, as discussed under "—Public Finance—2002 Budget and Fiscal Results."

  Gross Domestic Product

        During 2001, Gross Domestic Product ("GDP") decreased by 0.3% in real terms, as compared to 2000. GDP grew by 1.8% in real terms in the first quarter of 2001, remained relatively constant in the second quarter, decreased by 1.5% in the third quarter and decreased by 1.5% in the fourth quarter, each as compared to the same period of 2000.

        According to preliminary figures, GDP increased by 0.9% in real terms during 2002. The financial services, insurance and real estate sector grew by 4.4%, the electricity, gas and water sector grew by 3.8%, and the transportation, storage and communications sector grew by 2.2%, each in real terms. The construction sector grew by 1.7% and the community, social and personal services sector grew by 1.3%, each in real terms. The mining, petroleum and gas sector decreased by 0.3%, the agriculture, livestock, fishing and forestry sector and the commerce, hotel and restaurant sector each decreased by 0.4%, and the manufacturing sector decreased by 0.6%, each in real terms.

        According to preliminary figures, GDP grew by 2.3% in real terms during the first quarter of 2003, as compared with the same period of 2002. The construction sector grew by 5.9%, the transportation, storage and communications sector grew by 4.3%, the financial services, insurance and real estate sector grew by 4.1%, and the electricity, gas and water sector grew by 3.0%, each in real terms. The community, social and personal services sector grew by 2.1%, the commerce, hotels and restaurant sector grew by 1.6%, the mining, petroleum and gas sector grew by 1.3% and the manufacturing sector grew by 0.9%, each in real terms. The agriculture, livestock, fishing and forestry sector decreased by 0.2% in real terms.

        The following table sets forth the change in Mexico's real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	1998	1999	2000	2001	2002(1)	First quarter of 2003(1)(2)
GDP (constant 1993 prices)	4.9%	3.7%	6.6%	(0.3)%	0.9%	2.3%
Agriculture, livestock, fishing and forestry	0.8	3.6	0.6	3.3	(0.4)	(0.2)
Mining, petroleum and gas	2.7	(2.1)	3.8	(0.8)	(0.3)	1.3
Manufacturing	7.3	4.2	6.9	(3.7)	(0.6)	0.9
Construction	4.2	5.0	5.1	(5.3)	1.7	5.9
Electricity, gas and water	1.9	7.9	1.0	1.3	3.8	3.0
Transportation, storage and communications	6.7	7.8	9.6	3.8	2.2	4.3
Commerce, hotels and restaurants	5.6	3.1	12.4	(1.9)	(0.4)	1.6
Financial services, insurance and real estate	4.6	3.6	5.2	4.6	4.4	4.1
Community, social and personal services	2.9	2.1	2.9	(0.3)	1.3	2.1

(1)
Preliminary.
(2)
First quarter of 2003 results as compared to the same period of 2002.
Source:
National Institute of Statistics, Geography and Informatics.

  Prices and Wages

        During most of 2000, the annual inflation rate (as measured by the change in the national consumer price index, or "NCPI") maintained an uninterrupted downward trend in accordance with the goals established by Banco de México, Mexico's central bank, and fell to 9.0% for the year. However, during the last few months of 2000, the economy experienced inflationary pressures, which led Banco de México to adopt a stricter monetary stance. Inflation during 2001 was 4.4%, 2.1 percentage points lower than the official inflation target for the year. Inflation during 2002 was 5.7%, 1.3 percentage points higher than the official inflation target for the year. The increase in inflation in 2002 was attributable to several factors, including increases in residential electricity prices, domestic gas prices and fruit and vegetable prices. Inflation during the first five months of 2003 was 1.16%, 0.97 percentage points lower than during the same period of 2002.

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

        During 2002, interest rates on 28-day Cetes averaged 7.1% and interest rates on 91-day Cetes averaged 7.4%, as compared with average rates on 28-day Cetes and 91-day Cetes of 11.3% and 12.2%, respectively, during 2001. Interest rates rose during the first quarter of 2002 due to anticipation that inflation would result from the partial elimination of subsidies on electricity prices. Interest rates subsequently declined in 2002 following monetary policy interventions that reduced the risk of inflationary pressures.

        During the first five months of 2003, interest rates on 28-day Cetes averaged 7.9% and interest rates on 91-day Cetes averaged 8.1%, as compared with average rates on 28-day Cetes and 91-day Cetes of 6.9% and 7.1%, respectively, during the same period of 2002. On June 17, 2003, the 28-day Cetes rate was 5.3% and the 91-day Cetes rate was 5.4%.

Financial System

  2002 Monetary Program

        Mexico's monetary program for 2002 had as its principal objective the achievement of an inflation rate not exceeding 4.5% by the end of 2002. The following elements were considered necessary conditions to meet the inflation target for 2002 and to be in a better position to achieve the targeted inflation rate of approximately 3.0% for 2003:

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

  •
  a sound fiscal stance.

        Banco de México has continued to use the "short" mechanism to induce the necessary changes in interest rates to achieve inflation objectives. Under the mechanism, the daily average of the net total balance of the current accounts of banks accumulated during a certain period is a negative number, exerting an upward influence on interest rates. This mechanism allows Banco de México to combat disorderly conditions in the money and foreign exchange markets and to help ensure that changes in the monetary base follow a path consistent with the assumed inflation rate. The Board of Governors of Banco de México decided to increase the "short" to Ps. 360 million on February 8, 2002 in order to avoid a deterioration of inflationary expectations and a negative effect on price levels in general. In response to the decline in interest rates and inflationary expectations, the Board of Governors of Banco de México decreased the "short" from Ps. 360 million to Ps. 300 million on April 12, 2002. However, it increased the "short" from Ps. 300 million to Ps. 400 million on September 23, 2002, and from Ps. 400 million to Ps. 475 million on December 6, 2002 in order to lower inflationary expectations for 2003.

        At December 31, 2002, the monetary base had grown to Ps. 263,937 million, a 10.7% increase in real terms as compared to the level of Ps. 225,580 million at December 31, 2001. The net domestic credit of Banco de México registered a negative balance of Ps. 265,566 million at December 31, 2002, as compared to a negative balance of Ps. 185,735 million at December 31, 2001. The increase in the negative balance was attributable primarily to the accumulation of net international assets by Banco de México during this period, inasmuch as the monetary base remained within the limits established in the monetary program.

        During 2002, the M1a money supply increased by 6.5% in real terms, as compared with the 15.4% real growth observed in 2001.

        The growth in financial savings, defined as the difference between the monetary aggregate M4a and bills and coins held by the public, increased by 11.3% in real terms in 2001 and increased by 4.8% in real terms in 2002. Savings generated by Mexican residents increased by 5.2% in real terms, whereas savings generated by non-residents decreased by 17.1% in real terms in 2002.

  2003 Monetary Program

        Mexico's monetary program for 2003 has as its principal objective the achievement of an inflation rate not exceeding 3.0% by the end of 2003. Mexico's monetary program for 2003 is made up of the following elements:

  •
  inflation objectives;

  •
  a framework for the implementation of monetary policy;

  •
  a reference guideline for the analysis of the economic situation and inflationary pressures; and

  •
  a plan for regular communications with the public regarding inflationary expectations and monetary policy.

        Banco de México has increased the "short" on three occasions during 2003, from Ps. 475 million to Ps. 550 million on January 10, 2003, from Ps. 550 million to Ps. 625 million on February 7, 2003, and from Ps. 625 million to Ps. 700 million on March 28, 2003. These increases in the "short" were made in response to internal and external factors that could have threatened the achievement of the inflation target for 2003.

        At June 13, 2003, the monetary base totaled Ps. 247,576 million, a 6.2% nominal decrease as compared to the level of Ps. 263,937 million at December 31, 2002. Banco de México estimates that the monetary base will total approximately Ps. 300,900 million at December 31, 2003.

        During the first four months of 2003, the M1a money supply increased by 11.1% in real terms, as compared with the same period of 2002. In addition, checking account deposits denominated in pesos increased by 11.1% in real terms during the first four months of 2003, as compared with the same period of 2002.

        During the first four months of 2003, financial savings increased by 9.0% in real terms, as compared with the same period of 2002. Savings generated by Mexican residents increased by 8.9% in real terms, whereas savings generated by non-residents increased by 11.5% in real terms during the first four months of 2003, each as compared with the same period of 2002.

  Banking System

        In connection with the implementation of NAFTA, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. On April 20, 1994, the Ministry of Finance and Public Credit issued regulations that implemented these amendments, as well as provisions of NAFTA dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions established pursuant to the North American Free Trade Agreement and other trade treaties, excluding Mexican banks acquired pursuant to a program approved by the Ministry of Finance and Public Credit, could not exceed 25% of the total net capitalization of all Mexican banks until January 1, 2000.

        In December 1998, Congress approved legislation introducing a package of financial and banking reforms which supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law and NAFTA regulations discussed above. Under the 1998 reforms, all remaining restrictions on foreign ownership of the largest Mexican banks were removed. Foreign ownership was previously restricted in any Mexican bank whose net capital exceeded 6% of the aggregate net capital of all Mexican banks. In addition, the aggregate foreign shareholdings of Mexican-controlled banks was limited to 49% and no foreign shareholder was authorized to own, directly or indirectly, more than 5% of the equity of any Mexican bank (or 20%, with the approval of the Ministry of Finance and Public Credit). Those limits did not, however, apply to any foreign financial institution that acquired control (i.e., more than 51% of the common stock) of a smaller-sized Mexican bank (i.e., one whose net capital did not exceed 6% of the Mexican banking system's aggregate net capital).

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

        The weakening of the banking system prompted the Mexican Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect on March 11, 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México's daily net extension of credit. In addition, effective January 1, 1997, Banking Circular 1343 issued by the National Banking and Securities Commission, ("CNBV") adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. GAAP.

        In response to the 1994-95 financial crisis, the Mexican Government took a number of other steps to support the banking system, including:

  •
  The establishment of the Temporary Capitalization Program or ("PROCAPTE") a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings ("FOBAPROA") advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. In March 1995, five commercial banks obtained support through PROCAPTE. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

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

        In 1998, the Mexican Government's program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised system, FOBAPROA was replaced by the Bank Savings Insurance Institute, or ("IPAB") which assumed FOBAPROA's assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms. IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits are being introduced gradually. By 2005, deposit insurance will be limited to 400,000 Unidades de Inversión ("UDIs," units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. For June 20, 2003, one UDI was set at Ps. 3.269739.

        The Congress allocates funds to IPAB on an annual basis to manage and service IPAB's net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At March 31, 2003, IPAB's debt totaled Ps. 825.3 billion.

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

  •
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

        The new rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with a new financing alternative in international markets. These new instruments will have a minimum maturity of ten years, will be unsecured and deeply subordinated and will provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.

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

        At December 31, 2002, calculated in accordance with the accounting criteria applicable to credit institutions since the beginning of 1998, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 44,952 million, as compared with Ps. 47,150 million at December 31, 2001. On the other hand, the total loan portfolio of the banking system increased by 2.4% in real terms during the last quarter of 2002. As a consequence, the past-due loans ratio of commercial banks was 4.6% at December 31, 2002, as compared with 5.1% at December 31, 2001. Loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 62,074 million at December 31, 2002, as compared with Ps. 58,376.5 million at December 31, 2001. At this level, commercial banks had reserves covering 138% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

        At the end of March 2003, and as reported in accordance with the accounting criteria applicable to credit institutions since the beginning of 1998, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 45,188 million, as compared with Ps. 44,952 million at December 31, 2002. The total loan portfolio of the banking system decreased by 2.0% in real terms during the first quarter of 2003. The past-due loan ratio of commercial banks was 4.6% at March 31, 2003, the same as the 4.6% past-due loan ratio at December 31, 2002. The amount of loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 60,703 million at the end of March 2003, as compared with Ps. 58,377 million at December 31, 2001. At this level, commercial banks have reserves covering 134% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

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

        The market capitalization of the Mexican Stock Exchange was U.S. $104.7 billion at the end of 2002, representing a 17.3% decrease in dollar terms from its year-end 2001 level. The value of transactions on the Mexican Stock Exchange reached U.S. $37.9 billion in 2002, 47.8% less than in 2001. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 2.2% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 97.8% of transactions in 2002.

        At December 31, 2002, the Stock Market Index stood at 6,127.09 points, representing a 3.8% decrease in nominal peso terms and a 9.0% decrease in real peso terms from the level at December 31, 2001. At May 30, 2003, the Stock Market Index stood at 6,699.18 points, representing a 9.3% increase in nominal terms and an 8.1% increase in real terms from the level at December 31, 2002. On June 20, 2003, the Stock Market Index stood at 7,080.69 points.

  Recent Commercial Legislation

        On April 27, 2000, the Mexican Congress passed into law the Commercial Reorganization and Bankruptcy Act, a new framework for business reorganizations and for bankruptcy proceedings, which was intended to result in greater legal certainty and swifter case resolution for debtors and creditors involved in the insolvency process. The law replaced one that had been in place since 1943. Among its provisions, the law limited the period of time in which insolvent debtors may reach a reorganization agreement with their creditors before a liquidation of the debtor is imposed. The law also established a Federal Institute of Reorganization and Bankruptcy Specialists, which is intended to coordinate the provision of certain technical support in reorganization cases and to ensure that the professionals assigned to provide such support meet certain ethical and professional requirements.

        On April 30, 2000, the Mexican Congress passed into law the Miscellany of Secured Lending, which amended the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions and the Credit Institutions Law. The law was intended to promote the availability of credit to small- and medium-size businesses by allowing a wider range of assets to be used as collateral for new borrowing. It recognized two new types of security interests, a pledge while the borrower retains possession of the collateral and a collateral trust where a trustee holds the collateral for the benefit of the lender. Under the law, if a debtor defaults on its obligation to a creditor who holds either type of security interest, the obligation may be satisfied by the transfer of the collateral to the creditor. In such a case, if the value of collateral exceeds the value of the obligation, the creditor will be obligated to compensate the debtor for the difference. The law also provided for an expedited procedure for creditors to execute judgments against security interests.

        On June 13, 2003 the Executive published a decree of the Mexican Congress which amends the General Law of Negotiable Instruments and Credit Transactions, the Commerce Code, the Securities Market Law, the Banking Law, the Insurance Companies Law, the Bond Companies Law and the General Law of Ancillary Credit Organizations and Activities. Among its provisions, the decree eliminates a prior non-recourse provision applicable to the two types of security interests described in the paragraph above in order to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to pay secured obligations. The decree also amends certain aspects of the collateral trust, including extending the period for which a trust may be created and changing certain aspects of the trustee's role. Provisions of the Commerce Code governing judicial foreclosure proceedings of securities trusts are amended accordingly. Additionally, the new decree amends the Securities Market Law to redefine the provisions for creating and transferring the securities granted as collateral under a special pledge over securities deposited in an institution for deposit and clearance of securities.

External Sector of the Economy

  Foreign Trade

        In 2002, Mexico registered a trade deficit of U.S. $7,916.2 million, as compared with a trade deficit of U.S. $9,953.6 million for 2001. Merchandise exports increased by 1.5% in 2002, to U.S.$160,762.7 million, as compared with U.S. $158,442.9 million in 2001. In 2002, petroleum exports increased by 13.1% and non-petroleum exports increased by 0.4%, in each case as compared with 2001. Exports of manufactured goods, which represented 88.3% of total merchandise exports, increased by 0.5% in 2002, as compared with 2001.

        Total imports were U.S. $168,678.9 million in 2002, a 0.2% increase as compared with 2001. Imports of intermediate goods increased by 0.3%, imports of capital goods decreased by 6.7% and imports of consumer goods increased by 7.2% in 2002, each as compared with 2001.

        During the first four months of 2003, Mexico registered a trade deficit of U.S. $1,100.2 million, as compared with a trade deficit of U.S. $2,192.9 million for the same period of 2002. Merchandise exports increased by 3.7% during the first four months of 2003, to U.S. $52,840.0 million, as compared with U.S. $50,942.7 million during the first four months of 2002. During the first four months of 2003, petroleum exports increased by 56.6%, and non-petroleum exports decreased by 0.8%, in each case as compared with the same period of 2002. Exports of manufactured goods, which represented 84.1% of total merchandise exports, decreased by 1.7% during the first four months of 2003, as compared with the same period of 2002.

        During the first four months of 2003, total imports were U.S. $53,946.2 million, a 1.5% increase as compared with the same period of 2002. Imports of intermediate goods increased by 2.3%, imports of capital goods decreased by 7.5% and imports of consumer goods increased by 6.6% during the first four months of 2003, each as compared with the same period of 2002.

  Balance of International Payments

        According to preliminary figures, during 2002, Mexico's current account registered a deficit of U.S. $13,915 million, or 2.2% of GDP, U.S. $4,152 million less than the current account deficit registered in 2001. The capital account registered a surplus of U.S. $21,674 million in 2002, as compared with a surplus of U.S. $25,182 million in 2001. Net foreign investment in Mexico totaled U.S. $13,242 million in 2002, and was comprised of direct foreign investment totaling U.S.$13,968 million and net foreign portfolio investment (including securities placed abroad) outflows totaling U.S.$726 million.

        According to preliminary figures, during the first quarter of 2003, Mexico's current account registered a deficit of 1.4% of GDP, or U.S. $2,141 million. The capital account surplus for the first quarter of 2003 totaled U.S. $7,164 million. During the first quarter of 2003, direct foreign investment totaled U.S. $2,570 million and net foreign portfolio investment (including securities placed abroad) registered an inflow of U.S. $3,033 million.

        In August 1996, the Foreign Exchange Commission, comprised of members of the Ministry of Finance and Banco de México, announced a plan to increase Mexico's reserves by conducting monthly auctions of options to sell U.S. dollars to Banco de México. The auctions took place among commercial banks, which could assign their rights arising therefrom.

        The auctions allowed Banco de México to accumulate international assets without creating distortions in the currency markets. Through this mechanism, Banco de México accumulated U.S. $12,177 million in reserves since the auctions were introduced in 1996. At May 11, 2001, the net international assets of Banco de México totaled U.S. $40,732 million, a level sufficiently high to justify the suspension of the accumulation by this mechanism. Accordingly, on May 18, 2001, the Foreign Exchange Commission decided to suspend until further notice the sale of options after the auction held June 29, 2001.

        On March 20, 2003, the Foreign Exchange Commission announced that it had adopted a new mechanism to moderate the rate of accumulation of international reserves expected in 2003. Under the new mechanism, Banco de México sells dollars directly in the foreign exchange market according to the following rules:

  •
  Every quarter, Banco de México announces the total amount of dollars it will supply to the currency market in the following three-month period. The amount of dollars to be sold, which are sold exclusively to Mexican credit institutions, will equal 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter.

  •
  The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

  •
  The auctions will be temporarily suspended if the amount sold in the auctions during the previous quarter is less than $125 million. The auctions will resume if the increase in net international reserves during a quarter exceeds by more than $250 million the excess of the level of international reserves at the beginning of the last quarter in which a dollar sale was announced over the amount of dollars to be sold during such quarter under the auction mechanism.

        The daily auction procedure commenced on May 2, 2003, based on the accumulation of net international reserves registered in the period from January 17 to April 16, 2003. On April 22, 2003, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from May 2, 2003 to July 31, 2003 would be U.S. $32 million.

        At December 31, 2002, Mexico's international reserves totaled U.S. $47,984 million, an increase of U.S. $7,104 million from the level at December 31, 2001. The net international assets of Banco de México totaled U.S. $50,722 million at December 31, 2002, an increase of U.S. $5,865 million from the level at December 31, 2001. At June 13, 2003, Mexico's international reserves totaled U.S. $53,652 million, an increase of U.S. $5,668 million from the level at December 31, 2002. The net international assets of Banco de México totaled U.S. $55,318 million at June 13, 2003, an increase of U.S. $4,596 million from the level at December 31, 2002.

  Direct Foreign Investment in Mexico

        During 2002, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $9.7 billion. Total accumulated direct foreign investment in Mexico during the 1998-2002 period amounted to approximately U.S. $71.5 billion. Of the total direct foreign investment accumulated during the 1998-2002 period, excluding that in securities, 45.8% has been channeled to industry, 53.3% to services, 0.7% to mining and 0.3% to agriculture and fishing.

        During 2002, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $13.9 billion, and was comprised of direct foreign investment of U.S. $13.2 billion and net portfolio investment (including securities placed abroad) outflows of U.S. $0.7 billion. During the first quarter of 2003, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $5.6 billion and was comprised of direct foreign investment of U.S. $2.6 billion and portfolio investment of U.S. $3.0 billion.

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

        During 2002, the average peso/U.S. dollar exchange rate was Ps. 9.6616 = U.S. $1.00 as compared to Ps. 9.3395 = U.S.$1.00 in 2001. During the first five months of 2003, the monthly average peso/U.S. dollar exchange rate was Ps. 10.6564 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on June 20, 2003 (to take effect on the second business day thereafter) was Ps. 10.4669 = U.S. $1.00.

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

  2002 Budget and Fiscal Results

        In 2002, public sector budgetary revenues were less than public sector budgetary expenditures (excluding off-budget revenues and expenditures of the public sector) by approximately Ps. 72,086.1 million in nominal terms, or approximately Ps. 18,890.5 million in constant pesos with purchasing power at December 31, 1993, reflecting an increase of 4.4% in real terms over budgetary revenues for 2001. Within budgetary revenues, non-oil tax revenues increased 3.5% in real terms, while oil related revenues grew at a real rate of 0.8%. Nevertheless, overall public sector revenues were 16.7 billion pesos lower than the total projected in the Revenues Law for 2002. This result is mainly attributable to an overestimation of revenues associated with the fiscal measures approved by Congress in December, 2001.

        The public sector primary balance in 2002 was approximately Ps. 108,965.1 million in nominal terms, or approximately Ps. 28,554.8 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 29.9% in real terms as compared to the public sector primary balance for 2001. The overall public sector balance registered a deficit of Ps. 75,606.6 million in nominal terms, or approximately Ps. 19,813.1 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 55.5% in real terms as compared to the public sector balance for the same period of 2001.

        Excluding the accounting adjustment associated with the liquidation of Banrural, discussed below, public sector budgetary revenues were less than public sector budgetary expenditures by approximately Ps. 34,152.1 million in nominal terms, or approximately Ps. 8,949.7 million in constant pesos with purchasing power at December 31, 1993, reflecting an increase of 3.6% in real terms over the budgetary revenues for 2001. The public sector primary balance was approximately Ps. 146,899.1 million in nominal terms or approximately Ps. 38,495.6 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 5.5% in real terms as compared to the public sector primary balance for 2001. The overall public sector balance registered a deficit of Ps. 37,672.6 million in nominal terms, or approximately Ps. 9,872.3 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 14.6% in real terms as compared to the public sector balance for the same period of 2001.

        In accordance with the automatic adjustment mechanism contained in Article 32 of the 2002 Budget, and in response to lower than projected revenues, the Government cut expenditures by Ps. 10.1 billion in nominal terms during the first quarter of 2002 in order to meet its fiscal targets for 2002. The Government did not cut expenditures during the remainder of 2002.

        On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank, which will create an estimated extraordinary expenditure of Ps. 48.9 billion. This expenditure will be offset by an estimated Ps. 11 billion to be gained from an amendment to the Retirement Systems Savings Law approved by Congress on December 15, 2002, which will allow the Government to use a portion of workers' unclaimed retirement funds for this purpose. The Government will be contingently liable to return these funds, with interest, if and when claimed by the workers entitled to them.

  2003 Budget and Fiscal Package

        On December 14, 2002, Congress approved the Federal Annual Revenue Law for 2003 and on December 15, 2002, Congress approved the Federal Expenditure Decree for 2003 (as approved, together with the Federal Annual Revenue Law for 2003, as approved, the "2003 Budget"). The 2003 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.50% of GDP for 2003.

        The 2003 Budget is based upon an estimated weighted average price of Mexico's oil exports of U.S. $18.35 per barrel and an estimated volume of oil exports of 1.86 million barrels per day. The budget as originally proposed to Congress was based upon an estimated weighted average price of Mexico's oil exports of U.S. $17.00 per barrel. Congress' upward revision resulted in Ps. 24.7 billion of additional revenues with respect to the original proposal.

        The 2003 Budget includes the following tax measures, among others:

  •
  continuation of a gradual reduction in income tax rates, introduced at the end of 2001;

  •
  new tax deductions for individuals and immediate deduction of investment expenditures outside of the metropolitan areas of Mexico City, Guadalajara and Monterrey; and

  •
  elimination of the luxury goods tax.

        The results for 2001 and 2002, the revised budget assumptions and targets for 2002 and the budget assumptions and targets for 2003 are set forth below.

2001 and 2002 Results;
2002 Revised Budget Assumptions and Targets;
2003 Budget Assumptions and Targets

	2001 Results	2002 Results	First quarter 2003 Results	2003 Budget
Real GDP growth (%)	(0.3)(1)	0.9(1)	2.3(1)	3.0
Increase in the national consumer price index (%)	4.4	5.7(1)	1.3	3.0
Average export price of Mexican oil mix (U.S.$/barrel)	18.57	21.54	26.48(1)	18.35
Current account deficit as % of GDP	2.9	2.2	1.4	2.8
Average exchange rate (Ps./$1.00)	9.339	9.6616	10.804	10.100
Average rate on 28-day Cetes (%)	11.3	7.1	8.8	7.5
Public sector balance as % of GDP	(0.7)	(1.23)(2)	1.7	(0.5)
Primary balance as % of GDP	2.6	1.8(2)	5.2	N/A

N/A
= Not available.
(1)
Preliminary.
(2)
Includes liquidation of Banco Nacional de Crédito Rural, S.N.C. (Banrural).
Source:
Ministry of Finance and Public Credit.

        Under the 2003 Budget, the Government estimates that it will devote Ps. 271,305 million (24.5% of total budgetary programmable expenditures) to education and Ps. 317,430 million (28.7% of total budgetary programmable expenditures) to health and social security.

        The Government also expects that it will devote Ps. 93,221 million (8.4% of total budgetary programmable expenditures) to housing and community development. In addition, the 2003 Budget contemplates that Ps. 158,474 million will be used for the debt service of the Government and that Ps. 26,408 million will be used for the debt service of the public sector agencies included in the 2003 Budget.

        According to preliminary figures, during the four months of 2003, the public sector overall balance registered a surplus of Ps. 60.5 billion and the primary balance registered a surplus of Ps. 131.0 billion, 69.5% higher in real terms than during the same period of 2002.

Public Debt

  Internal Public Debt

        Internal debt is presented herein on a "net" basis, and includes the internal debt of the Mexican Government and budget-controlled agencies, excluding Banco de México's general account balance (which was positive at December 31, 2002, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). In addition, net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity ("Regulación Monetaria"). See footnote 2 to the table "Net Internal Public Debt" below. Internal debt does not include the debt of IPAB. See "—Financial System—Banking Supervision and Support."

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

        At December 31, 2002, the net internal debt of the Mexican Government totaled U.S. $79.6 billion, an increase of U.S. $4.0 billion (or 5.3%) from the U.S. $75.6 billion. At December 31, 2002, the average maturity of internal debt was 816 days, as compared with 748 days at December 31, 2001.

        At April 30, 2003, the net internal debt of the Government was U.S. $75.6 billion, as compared with U.S. $79.6 billion outstanding as of December 31, 2002.

        The following table summarizes the net internal public debt of the Mexican Government and the budget-controlled agencies at each of the dates indicated.

Net Internal Public Debt

	December 31,					March 31,
	1998	1999	2000	2001(1)	2002(1)	2003(1)
	(in billions of dollars)
Total net internal debt(2)	$34.9	$47.7	$63.3	$75.6	$79.6	$76.4
Mexican Government	34.8	47.7	63.3	75.6	79.6	76.4
Peso-denominated	34.8	47.7	63.3	75.6	79.6	76.4
Foreign currency-denominated (Tesobonos)(2)	0.0	0.0	0.0	0.0	N.A.	N.A.
Budget-controlled agencies	0.1	N.A.	N.A.	N.A.	N.A.	N.A.
Peso-denominated	0.0	N.A.	N.A.	N.A.	N.A.	N.A.
Foreign currency-denominated	0.1	N.A.	N.A.	N.A.	N.A.	N.A.

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
Source:
Ministry of Finance and Public Credit.

  External Public Debt

        At December 31, 2002, the gross external debt of the Government totaled U.S. $78.82 billion. Outstanding gross external debt decreased by approximately U.S. $1.52 billion, or 1.9%, during 2002, from U.S. $80.34 billion at December 31, 2001, to U.S. $78.82 billion at December 31, 2002. Of the total external debt at December 31, 2002, U.S. $76.03 billion represented long-term debt and U.S. $2.80 billion represented short-term debt. Overall, total net public debt at December 31, 2002 represented approximately 25.2% of nominal GDP, 1.8 percentage points higher than at the end of 2001.

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

Summary of External Public Debt(1)
By Type

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
1997	48,827	9,514	25,920	84,261	4,060	88,321
1998	52,043	10,557	25,297	87,897	4,398	92,295
1999	52,738	11,101	24,158	87,997	4,293	92,290
2000	46,065	10,853	23,386	80,304	3,754	84,058
2001	44,070	10,361	22,224	76,655	3,684	80,339
2002	43,554	10,630	21,845	76,029	2,789	78,818
March 31, 2003	46,417	9,905	21,407	77,729	4,096	81,825

By Currency(3)

	December 31,										March 31,
	1998		1999		2000		2001		2002		2003
	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)
U.S. Dollars	74,551	80.8	75,853	82.2	71,065	84.0	69,933	87.0	69,804	88.6	72,978	89.2
Japanese Yen	6,956	7.5	7,124	7.7	5,878	7.0	4,708	5.9	3,849	4.9	3,845	4.7
Deutsche Marks	4,132	4.5	3,201	3.5	1,270	1.5	390	0.5	0	0.0	0	0.0
Pounds Sterling	838	0.9	743	0.8	144	0.2	140	0.2	156	0.2	153	0.2
French Francs	1,910	2.1	1,521	1.7	627	0.7	170	0.2	0	0	0	0
Swiss Francs	265	0.3	214	0.2	27	0.0	135	0.2	173	0.2	175	0.2
Others	3,642	3.9	3,634	3.9	5,588	6.6	4,863	6.0	4,836	6.1	4,674	5.7

Total	92,295	100.0	92,290	100.0	84,600	100.0	80,339	100.0	78,818	100.0	81,825	100.0

Note:
Totals may differ due to rounding.
(1)
External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2003), (b) external borrowings by the public sector after March 31, 2003, including approximately U.S. $2.5 billion in capital market financings and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a "gross" basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a "net" or "economic" basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)
Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Mexican Government.
(3)
Adjusted to reflect the effect of currency swaps.
Source:
Ministry of Finance and Public Credit.

        Outstanding gross external debt increased by approximately U.S. $4.7 billion in the first four months of 2003, from U.S. $78.8 billion at December 31, 2002 to U.S. $83.6 billion at April 30, 2003. Of this amount, U.S. $79.3 billion represented long-term debt and U.S. $4.2 billion represented short-term debt.

        Subsequent to December 31, 2002:

  •
  The Pemex Project Funding Master Trust issued £250,000,000 of its 7.50% Notes due 2013 on January 27, 2003; U.S. $750,000,000 of its 6.125% Notes due 2008 on February 6, 2003; U.S. $500,000,000 of its 8.625% Bonds due 2022 on March 18, 2003, €750,000,000 of its 6.625 per cent Guaranteed Notes due 2010 on April 4, 2003; and U.S. $750,000,000 of its 7.375% Notes due 2014 on June 4, 2003.

  •
  Mexico issued U.S. $2,000,000,000 of its 6.375% Global Notes due 2013 on January 16, 2003; U.S. $1,000,000,000 of its 6.625% Global Notes due 2015 on March 3, 2003; U.S. $1,500,000,000 of its 4.625% Global Notes due 2008 and U.S. $1,000,000,000 of its 7.500% Global Notes due 2033 on April 11, 2003; and €750,000,000 of its 5.375% Global Notes due 2013 on June 10, 2003.

        On May 15, 2003, Mexico redeemed all of its outstanding Collateralized Fixed Rate Bonds due 2019, USD Par Series A and USD Par Series B (the "Par Bonds"), totaling approximately U.S. $4.34 billion. The Par Bonds were originally issued as part of Mexico's February 1990 restructuring process, and were the last outstanding series of Mexican Brady Bonds denominated in dollars. Only 3.63% of the U.S. $34.25 billion aggregate amount of Brady Bonds originally issued currently remains outstanding; Mexico has announced that these Brady Bonds will be redeemed on July 28, 2003. The payment of the redemption price of the Par Bonds was financed by the proceeds of Mexico's issuance in April 2003 of U.S.$1,500,000,000 of its 4.625% Global Notes due 2008 and U.S.$1,000,000,000 of its 7.500% Global Notes due 2033, as well as with a U.S. $2.00 billion one-year credit facility that Mexico entered into on April 7, 2003 with Barclays Bank PLC and JPMorgan Chase Bank, as lenders. Upon receipt of the proceeds of the April 2003 issuance, the commitments of the lenders under the credit facility was reduced to approximately $1.37 billion.

Item 5. Operating and Financial Review and Prospects

General

        PEMEX earns income from:

  •
  export sales, which consist primarily of sales of crude oil and refined products;

  •
  domestic sales, which consist of sales of natural gas, refined products (such as gasoline, diesel fuel and liquefied petroleum gas) and petrochemical products; and

  •
  other sources, including investment income.

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

  Employee Benefit Plans

        We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations specified by Mexican and U.S. GAAP, respectively, which include various actuarial assumptions, such as discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by Mexican and U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. We believe that the assumptions utilized in recording our obligations under our plans, which are presented in Notes 11 and 19 II b) and c) to the Financial Statements, are reasonable based on our experience and advice from our independent actuaries.

  Financial Instruments

        On January 1, 2001, we adopted Bulletin C-2 for Mexican GAAP purposes. Bulletin C-2 provides for the definition of financial instruments, including derivative financial instruments and requires that all financial instruments, with the exception of "held to maturity" investments and certain derivative instruments that qualify as hedges, to be recorded at fair value with the fair value adjustment recognized in earnings. Held to maturity investments are recorded at amortized cost subject to an impairment review. Unlike U.S. GAAP and its interpretations, which are described below, Bulletin C-2 is not descriptive when it comes to defining "embedded" derivatives or hedge effectiveness testing or documentation. To date, no additional interpretative guidance has been issued by the Mexican Institute of Public Accountants (MIPA), and therefore, our implementation of the standard is based on what we believe is best practice but may not be similar to the interpretation of other Mexican companies or any contemplated but not yet issued guidance by the MIPA. Should additional interpretative or best practice guidance be issued in the future, this may impact how we have accounted for our financial instruments under Bulletin C-2. Our determination of fair value of financial instruments for both Mexican and U.S. GAAP employed the same methodologies, which are further discussed below.

        On January 1, 2001, we also adopted SFAS No. 133 for U.S. GAAP purposes, and in accordance with the current transition provisions of SFAS No. 133, we recorded a cumulative effect transition after tax decrease in net loss of Ps. 3,791.3 million to recognize the fair value of our derivatives and embedded derivatives at the date of adoption.

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

        Through internal guidelines (i.e., group-wide financial guidelines), we ensure that the derivatives used for risk management purposes are only utilized to hedge booked, contracted or planned underlying transactions. We calculate and assess market risks in accordance with the policies outlined in "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

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

	Year Ended December 31,
	1998	1999	2000	2001	2002
West Texas Intermediate crude oil average price	$14.41	$19.25	$30.97	$25.93	$26.16
PEMEX crude oil weighted average export price	10.16	15.55	24.78	18.57	21.37

Note:
The numbers in this table are average prices for the full year. Spot prices at year end are different. On June 23, 2003 the spot price for West Texas Intermediate crude oil was U.S. $30.27 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $23.66 per barrel.
Sources:
PMI operating statistics, which are based on information in bills of lading, and Platt's U.S. Market Scan (McGraw-Hill Company).

  Domestic Prices

        Committees composed of officials of Petróleos Mexicanos and the subsidiary entities and representatives of various governmental agencies including, among others, the Ministry of Finance and Public Credit, the Ministry of Energy, SFP and the Ministry of Economy set the formulas that we use to determine prices for crude oil and petroleum products sold in the domestic market. Petróleos Mexicanos and the subsidiary entities, together with the Mexican Government, pursue a policy that keeps domestic wholesale prices generally in line with international prices. We determine wholesale prices by reference to international prices, but make adjustments to reflect opportunity costs, transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is comprised of the wholesale price plus the value added tax, the retailer's margin and freight costs. The Ministry of Finance and Public Credit determines retail prices of gasoline and diesel before the beginning of each fiscal year in conjunction with the preparation of the Mexican Government's budget for that year. The Ministry of Finance and Public Credit also adjusts gasoline and diesel prices so that they are consistent with the Mexican Government's macroeconomic targets.

        Our retail prices for gasoline and diesel reflect the addition of the IEPS Tax as described below, as well as the value added tax. We charge the IEPS Tax only on gasoline and diesel. See "—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes" below, for a further discussion of the IEPS Tax. For financial statement purposes, the IEPS Tax is presented as part of Net Domestic Sales and then deducted after "Income before Hydrocarbon extraction duties, special tax on production services and other."

        Natural gas prices for domestic sale are calculated according to the Energy Regulatory Commission directives published on March 20, 1996. These prices reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

        The following table compares the average prices of petroleum products in Mexico and in the United States for the years indicated.

	1998		1999		2000		2001		2002
	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.
Oil Products
Unleaded regular gasoline(1)	$63.11	$41.53	$75.57	$45.58	$84.89	$60.83	$92.91	$56.69	$94.70	$53.92
Premium gasoline(1)	69.83	49.76	83.38	53.45	94.36	68.07	104.29	64.53	106.32	61.68
Jet fuel(2)	18.85	17.04	22.41	20.95	37.44	35.69	32.47	30.32	30.11	28.96
Kerosene(3)	49.71	19.04	62.59	22.61	70.34	37.64	77.05	32.44	78.50	30.23
Natural Gas(4)
Industrial	2.05	3.09	2.18	3.11	3.65	4.45	3.94	5.00	3.17	3.88
Residential	4.56	6.97	4.65	6.91	6.27	8.44	6.48	9.26	5.17	8.76
Selected Petrochemicals
Ammonia(5)	118.04	136.36	95.37	111.73	153.84	173.93	155.66	160.55	133.74	127.47
Polyethylene L.D.(6)	874.05	978.71	915.04	1,099.75	1,034.70	1,298.66	877.90	1,059.74	735.36	1,013.47
Polyethylene H.D.(7)	865.70	910.93	830.67	992.31	1,082.79	1,183.66	961.44	1,004.63	699.51	947.90
Styrene(8)	478.30	519.07	590.12	586.34	916.42	888.92	641.56	690.15	757.67	701.30

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
 Sources: Pemex-Refining and Petroleum Marketing Monthly published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).
(4)
In U.S. dollars per thousand cubic feet. Prices exclude taxes. For 1998, prices are for Mexico City and surrounding areas. For 1999, prices are for all of Mexico. Industrial prices correspond to nomination of additional volumes under contract with notification to the supplier. Residential prices reflect the specific cost of transportation and distribution in that area. U.S. prices are national average industrial prices and Texas residential prices.
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
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.) .
(7)
In U.S. dollars per ton. Block molding quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are domestic contract average.
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.) .
(8)
In U.S. dollars per ton. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are average of contract and spot prices.
 Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).

IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes

        The following table sets forth the taxes and duties that we recorded each of the past three years.

	Year ended December 31,
	2000		2001		2002
	(in millions of pesos)
Hydrocarbon extractions duties and other taxes	Ps.	224,211	Ps.	168,264	Ps.	179,099
IEPS Tax		69,557		95,199		114,491

Total	Ps.	293,768	Ps.	263,463	Ps.	293,590

Note:
For a description of these taxes and duties, see "Item 4—Information on the Company—Taxes and Duties" above.
Source:
PEMEX's financial statements.

        The IEPS Tax ensures that we retain the portion of our sales revenues that represents the adjusted international reference prices of our products, and it also gives the Mexican Government the difference between the domestic retail prices and adjusted international reference prices of diesel and gasoline.

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

        In addition to the IEPS Tax, we are subject to a number of other federal taxes and duties. In 2002, the sum of these taxes and duties totaled Ps. 293,590 million, including the IEPS Tax, and in 2003 the sum of these taxes and duties is expected to total approximately 60.8% of the sales revenues of Petróleos Mexicanos and the subsidiary entities from sales to the PMI Group and to third parties. In addition to these taxes and duties, we are subject to an additional 39.2% excess gains duty, which applies to the portion of proceeds of our crude oil exports that are attributable to sales at prices in excess of a specific threshold price per barrel set by the Mexican Government. In 2002, this price was U.S. $15.50 per barrel. The effect of the excess gains duty, when combined with the regular duty rate, is that the Mexican Government, not PEMEX, realizes all of the benefits of increases in crude oil prices over the threshold. See also "Item 4—Information on the Company—Taxes and Duties—Excess Gains Revenue Duty."

        The hydrocarbon taxes and duties affect our income because they are recorded as expenses. However, the IEPS Tax and the value added tax are indirect taxes that do not have an impact on our income because they are pass-through taxes that we collect from consumers and transfer to the Mexican Government.

Relation to the Mexican Government

        Mexico is the sole owner of Petróleos Mexicanos and the subsidiary entities and the Mexican Government closely regulates and supervises our operations. Mexican Government ministers control key executive decisions at PEMEX. The Secretary of the Ministry of Energy of Mexico is the Chairman of the Board of Directors of Petróleos Mexicanos. SFP appoints Petróleos Mexicanos and the subsidiary entities' external auditors.

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

Inflation

        Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, and turbulence in international financial markets, caused inflation to increase to 52.0% in 1995, decrease to 27.7% in 1996 and 15.7% in 1997 and increase to 18.6% in 1998. The annual inflation rate decreased to 12.3% in 1999, 9.0% in 2000 and 4.4% in 2001, and increased to 5.7% in 2002.

        Mexican inflation has affected our consolidated financial statements in the following ways:

  •
  Comparisons of data between periods may not reflect real trends since we do not apply price-level adjusted accounting to our primary financial statements. Because the prices of certain products and services that we purchase and sell tend to increase along with general inflation, nominal price increases substantially affect sales and expense items in our income statement.

  •
  Each year, we adjust the value of certain of our fixed assets, materials and spare parts on our balance sheet to reflect the effects of inflation. This revaluation will increase our assets in periods of high inflation. When we revalue fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges will increase, reducing our income.

        We revalue our fixed assets based on a hybrid of NCPI and specific-index items as determined by independent appraisers. The specific-index method takes into account usage, obsolescence, specific costs of operation and the remaining productive life of the revalued assets. See Note 2 b) to the Financial Statements.

        For 2000, 2001 and 2002, fixed assets, excluding furniture and fixtures, vehicles and construction in progress, were restated based on appraisals performed by the Mexican Petroleum Institute and by an independent appraiser. The appraisals were performed utilizing the specific index method considering usage, a factor for obsolescence, specific costs, remaining useful lives and the relative classification of the fixed assets. Construction in progress and various immaterial assets are not restated.

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

        On March 23, 1999, OPEC and some non-OPEC members, including Mexico, Norway, Russia and Oman, ratified an agreement reached on March 12, 1999, to cut world crude oil production by a total of 2.1 million barrels per day. Under this agreement, Mexico agreed to cut its crude oil exports by an additional 125 thousand barrels per day beginning on April 1, 1999. These crude oil agreements were set to expire on March 31, 2000.

        On March 29, 2000, OPEC, excluding Iran, agreed to increase its crude oil production by 1,450 thousand barrels per day. Mexico, which is not a member of OPEC, announced on March 29, 2000, that it would increase its exports of crude oil by 150 thousand barrels per day, beginning in April 2000. On June 21, 2000, the Ministry of Energy announced an additional increase in crude oil exports of 75 thousand barrels per day, beginning in July 2000.

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

        Following OPEC's announcement that it would reduce crude oil production by 1.5 million barrels a day, on January 2, 2002, Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months beginning on January 1, 2002. Mexico maintained that level of exports throughout 2002. In January 2003, as a result of increasing market demand, Mexico agreed to increase its crude oil exports by 100 thousand barrels per day to a level of 1.76 million barrels per day. In February 2003, in light of the loss of more than 2 million barrels per day of Venezuelan crude oil, Mexico announced a further 120 thousand barrel per day increase in its crude oil export to a level of 1.88 million barrels per day.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

  Income/(Loss)

        In 2002, PEMEX reported a loss of Ps. 30.5 billion on Ps. 372.9 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 34.1 billion on Ps. 362.2 billion in total revenues net of the IEPS Tax in 2001. This 10.6% decrease in losses from 2001 to 2002 resulted primarily from:

  •
  a 14.8% increase in the weighted average price of crude oil sold by PMI for export, from U.S. $18.57 per barrel in 2001 to U.S. $21.37 per barrel in 2002, which was partially offset by a 3.0% decrease in the volume of crude oil exported; and

  •
  a decrease in cost of sales resulting from (i) a reduction in product purchases and (ii) an increase in the valuation of ending inventory of crude oil and petroleum products (which is accounted for as a reduction in cost of sales).

        Total sales, net of the IEPS Tax, were Ps. 366.9 billion in 2002, an increase of 4.8% from 2001 total sales, net of the IEPS Tax, of Ps. 350.1 billion. The increase in total sales from 2001 to 2002 resulted primarily from an increase in crude oil export prices.

  Export Sales

        In 2002, total consolidated export sales increased by 18.2% in peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate for the date on which the export sale was made), from Ps. 141.5 billion in 2001 to Ps. 167.2 billion in 2002. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 17.1% in peso terms, from Ps. 120.7 billion in 2001 to Ps. 141.4 billion in 2002, and increased as a percentage of total sales, net of the IEPS Tax, from 36.6% in 2001 to 41.4% in 2002. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 13.2% in 2002, from U.S. $12.9 billion in 2001 to U.S. $14.6 billion in 2002. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 25.8 billion in 2002, 24.2% higher in real peso terms than in 2001, mainly due to the increased prices of crude oil that we exported and the strengthening of the dollar against the peso.

        Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 91.1% of export sales (excluding the trading activities of the PMI Group) in 2002, as compared to 92.1% in 2001. These crude oil sales increased in peso terms by 15.8% in 2002, from Ps. 111.2 billion in 2001 to Ps. 128.8 billion in 2002, and increased in dollar terms by 11.8% in 2002, from U.S. $11.9 billion in 2001 to U.S. $13.3 billion in 2002. This increase was a result of higher crude oil prices, which was partially offset by a 3.0% decrease in the volume of crude oil exported. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2002 was U.S. $21.31, 14.8% higher than the weighted average price of U.S. $18.57 in 2001.

        Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 7.0% of export sales (excluding the trading activities of the PMI Group) in 2001 to 8.1% in 2002. Export sales of petroleum products, including natural gas liquids, increased by 35.3%, from Ps. 8.5 billion in 2001 to Ps. 11.5 billion in 2002, due to increases in the volume of exports of these products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 32.3%, from U.S. $907 million in 2001 to U.S. $1.2 billion in 2002.

        Petrochemical products accounted for the remainder of export sales in 2001 and 2002. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 10.0%, from Ps. 1.0 billion in 2001 to Ps. 1.1 billion in 2002, due to the combination of increases in ammonia sales with decreases in ethylene and polyethylenes sales. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 2.2% in 2002, from U.S. $115.4 million in 2001 to U.S. $112.9 million in 2002.

  Domestic Sales

        Domestic sales, net of the IEPS Tax, decreased by 4.3% in 2002, from Ps. 208.7 billion in 2001 to Ps. 199.8 billion in 2002. Domestic sales of petroleum products other than natural gas decreased by 5.6% in 2002, from Ps. 171.0 billion in 2001 to Ps. 161.5 billion in 2002, primarily due to a decrease in the domestic prices of our principal petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased 6.8%, from Ps. 8.8 billion in 2001 to Ps. 8.2 billion in 2002, due to a fall in domestic demand. Sales of natural gas increased 4.2% in 2002, from Ps. 28.9 billion in 2001 to Ps. 30.1 billion in 2002, as a result of an increase in volumes of natural gas sold.

  Other Revenues

        Other revenues decreased by 32.9%, from Ps. 8.2 billion in 2001 to Ps. 5.5 billion in 2002, primarily due to decreased freight revenues from the distribution of petroleum products and liquefied petroleum gas due to lower transported volumes. We recorded exchange gains of Ps. 425.9 million in 2002, as compared to exchange gains of Ps. 3.9 billion in 2001, primarily due to the effect of an increase in the peso/dollar exchange rate on our dollar-denominated operations, from Ps. 9.1423 = U.S. $1.00 at the end of 2001 to Ps. 10.3125 = U.S. $1.00 at the end of 2002, and fluctuations in the exchange rate during the year.

  Costs and Operating Expenses

        Costs of sales, transportation and distribution expenses and administrative expenses decreased by 1.0%, from Ps. 207.0 billion in 2001 to Ps. 204.9 billion in 2002. This decrease was due to a reduction in product purchases and an increase in the valuation of ending inventory of crude oil and petroleum products (which is accounted for as a reduction in cost of sales), which were only partially offset by increases in depreciation and in the labor reserve for pension obligations. Other expenses decreased by 15.2%, from Ps. 6.6 billion in 2001 to Ps. 5.6 billion in 2002, primarily due to decreased freight expenses for the distribution of liquefied petroleum gas.

  Interest, net

        Net interest expense increased by 5.3%, from Ps. 13.1 billion in 2001 to Ps. 13.8 billion in 2002. This increase was mainly due to increased financial costs arising from the sale of future accounts receivables.

  Duties and Taxes

        Hydrocarbon extraction duties and other duties and taxes (including the IEPS Tax) increased by 11.4%, from Ps. 263.5 billion in 2001 to Ps. 293.6 billion in 2002, largely due to an increase in total sales. We paid Ps. 13.8 billion in excess gains duties in 2002, which represents 39.2% of the amount of our sales revenues derived from the difference between the actual crude oil prices at which Pemex-Exploration and Production sold to PMI, which averaged U.S. $21.31 per barrel for the Mexican weighted crude oil mix, and the Mexican Government's crude oil price budgetary assumption of U.S. $15.50 per barrel. We paid Ps. 1.3 billion in excess gains duties in 2001.

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

Liquidity and Capital Resources

  Equity Structure and the Certificates of Contribution "A"

        Our total equity as of December 31, 2002 was Ps. 100.7 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 291.7 billion.

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

        From 1998 to 2002, Petróleos Mexicanos made annual advance payments, which were declared as dividends to the Mexican Government, as follows.

	Year Ended December 31,
	1998		1999		2000		2001		2002
	(in millions of pesos)
Total advance payments to the Mexican Government	Ps.	3,064	Ps.	5,138	Ps.	5,564	Ps.	2,153	Ps.	9,712
Dividends declared in respect of Certificates of Contribution "A"		3,843		5,138		5,564		2,153		9,712

Source: PEMEX's financial statements.

        In December 1997, Petróleos Mexicanos and the Mexican Government agreed to an equity reduction of the Certificates of Contribution "A" in exchange for a cash payment to the Mexican Government of Ps. 12.12 billion (U.S. $1.5 billion). Further to that agreement, the Ministry of Finance and Public Credit, acting on behalf of the Mexican Government, agreed to a reduction in the minimum guaranteed dividend that it would receive from Petróleos Mexicanos in 1998, 2001 and certain future years. Since 1999, Petróleos Mexicanos has been scheduled to make a total of U.S. $4.9 billion in advance payments to the Mexican Government in respect of the principal amount of the Certificates of Contribution "A." In 1999 and 2000, Petróleos Mexicanos paid U.S. $250 million in principal and interest under that arrangement. No advance payments of principal were made in 2001. In 2002, Petróleos Mexicanos paid principal of U.S. $874 million to the Mexican Government. In addition, since 1999, Petróleos Mexicanos has paid minimum guaranteed dividends on the Certificates of Contribution "A" at the rate of the three-month London Interbank Offered Rate (LIBOR) plus 13/16% per year on the outstanding balance of the original principal amount of the debt capitalized in March 1990.

	Year Ended December 31,
	2003	2004	2005	2006	Total
	(in millions of U.S. dollars)
Future advance payments of minimum guaranteed dividends to the Mexican Government in respect of principal amount of the capitalized debt	$874	$874	$874	$874	$3,495

Note: Numbers may not total due to rounding
 Source: PEMEX's financial statements.

  Cash Flow from Operating, Financing and Investing Activities

        During 2002, net funds provided by operating activities were Ps. 39.7 billion, a 51.5% increase from Ps. 26.2 billion in 2001. Funds from income (which was negative in 2002) plus items that did not require cash outlays totaled Ps. 46.5 billion in 2002. New debt financings provided an additional Ps. 106.6 billion of funds (excluding Ps. 23.8 billion of foreign exchange losses). During 2002, we applied net funds of Ps. 102.1 billion for net investments at cost in fixed assets (Ps. 91.3 billion of new investments and capitalized interest, less Ps. 12.3 billion in dispositions of fixed assets), plus Ps. 4.6 billion of capitalized foreign exchange losses and a Ps. 18.5 billion translation effect on subsidiary companies.

        At December 31, 2002, our cash and cash equivalents totaled Ps. 43.9 billion, as compared to Ps. 14.4 billion at December 31, 2001. At that time, we did not have sufficient working capital, generated exclusively from operations, for our budgeted cash flow requirements for 2003. However, based on past experience, we expect to generate sufficient working capital through:

  •
  cash flow generated from operations;

  •
  the issuance of commercial paper under our existing program;

  •
  acceptance credit facilities already contracted;

  •
  renewing existing and securing additional lines of credit from international commercial banks; and

  •
  other additional financing activities.

        Commercial paper is issued under our U.S. $445 million U.S. commercial paper program that was established in December 2001 and is backed by a letter of credit from Barclays Bank Plc. As of December 31, 2002 the unused portion of this program was U.S. $12 million. Commercial paper is usually issued with maturities of up to 6 months. We also established a U.S. $650 million acceptance credit facility with a group of international banks and a U.S. $135 million acceptance credit facility with Japanese banks in 2001. Lines of credit are obtained from major international banks with maturities ranging from 1 month up to 18 months. As of December 31, 2002, we had U.S. $2.0 billion in lines of credit, of which U.S. $452 million was unused. See also "—Commitments for Capital Expenditures and Sources of Funding" below.

        We have previously met our cash requirements for working capital, capital expenditures and investments over the past three years with a combination of funds provided by operations and financing. See "—Financing Activities" below.

  Commitments for Capital Expenditures and Sources of Funding

        Our current aggregate commitments for capital expenditures, including PIDIREGAS, total approximately Ps. 127.2 billion for 2003. For general descriptions of our current commitments for capital expenditures, see "Item 4—Information on the Company—History and Development—Capital Expenditures and Investments."

        In 2002, Pemex-Exploration and Production invested in 26 PIDIREGAS (including 22 new PIDIREGAS, which were added to our budget in 2002) and other general operating investments and strategic products for a total of Ps. 71.9 billion in capital expenditures in exploration and production in 2002. In 2003, Pemex-Exploration and Production will still have 27 PIDIREGAS in its budget, (including Yaxche, with no expenses for 2002), for which Ps. 89.0 billion is budgeted in 2003. In addition, Pemex-Exploration and Production has budgeted Ps. 22.6 billion for non-PIDIREGAS capital expenditures for 2003. For more detail on the expenditures for and purpose of these investments, see "Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production."

        Pemex-Refining invested in two PIDIREGAS in 2002 and invested in other general operating projects, strategic projection, acquisition of equipment, research and development and complementary investments for a total of Ps. 15.3 billion in capital expenditures by Pemex-Refining in 2002. In 2003, Pemex-Refining expects to invest Ps. 24.9 billion in capital expenditures. Of this amount, Pemex-Refining has budgeted Ps. 16.5 billion for four PIDIREGAS (including amounts originally budgeted for projects in 2002 that are expected to be completed in 2003), and Ps. 8.3 billion for other non-PIDIREGAS capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining's investments, see "Item 4—Information on the Company—Business Overview—Refining—Investments."

        Both Pemex-Petrochemicals and Pemex-Gas and Basic Petrochemicals invest in projects primarily related to natural gas and condensates processing, transportation and storage. In 2003, the Mexican Government approved Ps. 1,460 million in capital expenditures for Pemex-Gas and Basic Petrochemicals' new PIDIREGAS. The combined capital expenditures for Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals are expected to be Ps. 6.9 billion in 2003. For more detail on the expenditures for and purpose of these investments, see "Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments" and "—Petrochemicals—Investments."

        Our current commitments for capital expenditures have increased compared to previous years. We plan to fund these expenditures through the financing activities in which we have engaged in the past as well as new sources. We have funded and we expect to continue to fund our commitments for PIDIREGAS capital expenditures primarily through the issuance of debt securities in capital markets transactions, commercial bank syndicated loans, bilateral loans from commercial banks and guaranteed loans from export credit agencies. To a lesser extent, we may decide to use Pemex Finance, Ltd. to fund some PIDIREGAS if we consider it convenient in light of market conditions. The securities that we or Pemex Finance, Ltd. issue vary in tenor, amount, currency and type of interest rate: we may issue debt securities in U.S. dollars, Japanese yen, euros, pounds sterling or Mexican pesos, among others; these securities may be issued with fixed or floating rates and with maturities ranging between three and thirty years, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with maturities ranging between one and five years. Bilateral loans vary in tenor and range between two and three or more years. See also "—Financing Activities" below.

        As described in "—Financing Activities" below, we have thus far issued U.S. $3.2 billion in debt securities in the international capital markets in 2003 through the Pemex Project Funding Master Trust, and we expect to issue additional securities over the rest of the year. As part of our activities for funding our capital expenditures for this year, we are considering issuing Mexican peso-denominated debt securities in the domestic market. Petróleos Mexicanos has never issued debt securities in the domestic market. However, the domestic market has demonstrated significant growth over the past five years, and we believe that this market can represent an alternative source of PIDIREGAS funding, offering competitive conditions in terms of tenor, amount and type of interest rates. Additionally, we may also fund some PIDIREGAS through commercial bank loans denominated in Mexican pesos.

        Non-PIDIREGAS investments are funded mainly through our operating revenues, and, to a lesser degree, financing activities. These financing activities consist primarily of loans from export credit agencies. These loans are usually structured with maturities ranging between five and ten years with minimum amounts of U.S. $20 million.

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

  Financing Activities

        2003 Financing Activities.    During the period from January 1 to May 31, 2003, Petróleos Mexicanos obtained direct credits in the amount of U.S. $440 million for use in financing our working capital requirements, and the Pemex Project Funding Master Trust obtained U.S. $547.4 million in commercial bank loans for use in financing PIDIREGAS projects. In addition, we participated in the following financing activities:

  •
  Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $91 million;

  •
  Petróleos Mexicanos obtained foreign trade financing in the amount of U.S. $100 million;

  •
  the Pemex Project Funding Master Trust obtained U.S. $1.3 billion in project financing from financial institutions;

  •
  the Pemex Project Funding Master Trust issued £250,000,000 of its 7.50% Notes due 2013 on January 27, 2003; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  the Pemex Project Funding Master Trust issued U.S. $750,000,000 of its 6.125% Notes due 2008 on February 6, 2003; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  the Pemex Project Funding Master Trust issued U.S. $500,000,000 of its 8.625% Bonds due 2022 on March 21, 2003; the bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  the Pemex Project Funding Master Trust issued €750,000,000 of 6.625 per cent. Guaranteed Notes due 2010 on April 4, 2003; the notes are guaranteed by Petróleos Mexicanos; and

  •
  the Pemex Project Funding Master Trust issued U.S. $750,000,000 of its 7.375% Notes due 2014 on June 4, 2003; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

        In the period from January 1 to May 31, 2003, Petróleos Mexicanos' net payments on borrowings totaled U.S. $1.6 billion and were as follows:

  •
  U.S. $219.9 million in respect of direct loans;

  •
  U.S. $125 million in respect of foreign trade lines;

  •
  U.S. $785 million in respect of bankers' acceptances;

  •
  U.S. $66.5 million in respect of credit lines from export credit agencies;

  •
  U.S. $397.5 million in respect of commercial paper;

  •
  U.S. $18.1 million in respect of restructured debt; and

  •
  U.S. $22.1 million in respect of leases.

        In the period from January 1 to May 31, 2003, the Pemex Project Funding Master Trust's net payments on external borrowings totaled U.S. $484.2 million and were as follows:

  •
  U.S. $60 million in respect of foreign trade financing;

  •
  U.S. $212.7 million in respect of project financing; and

  •
  U.S. $211.5 million in respect of financing from commercial banks.

        2002 Financing Activities.    During the period from January 1, 2002 to December 31, 2002, Petróleos Mexicanos obtained direct credits in the amount of U.S. $650 million for use in financing our working capital requirements, and the Pemex Project Funding Master Trust obtained U.S. $1.8 billion in commercial bank loans for use in financing PIDIREGAS projects. In addition, we participated in the following financing activities:

  •
  Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $146.4 million;

  •
  Petróleos Mexicanos obtained foreign trade financing in the amount of U.S. $225 million;

  •
  Petróleos Mexicanos obtained U.S. $962.5 million (which includes U.S. $350 million in renewals) through its commercial paper program;

  •
  Petróleos Mexicanos re-utilized U.S. $785 million from two acceptance credit facilities;

  •
  the Pemex Project Funding Master Trust obtained U.S. $2.0 billion in project financing from financial institutions;

  •
  the Pemex Project Funding Master Trust issued U.S. $500 million of Floating Rate Notes due 2005 on January 7, 2002; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  the Pemex Project Funding Master Trust issued U.S. $1 billion of 7.875% Notes due 2009 on February 1, 2002; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  the Pemex Project Funding Master Trust issued U.S. $500 million of 8.625% Bonds due 2022 on February 1, 2002; the bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

  •
  the Pemex Project Funding Master Trust increased its Medium-Term Note program, Series A, from U.S. $6,000,000,000 to U.S. $11,000,000,000 on December 3, 2002;

  •
  the Pemex Project Funding Master Trust issued JP¥30,000,000,000 (approximately U.S. $241 million) of 3.50% notes due 2023 on December 5, 2002; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos; and

  •
  the Pemex Project Funding Master Trust issued U.S. $1 billion of 7.375% Notes due 2014 on December 12, 2002; the notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

        In the period from January 1, 2002 to December 31, 2002, Petróleos Mexicanos' net payments on borrowings totaled U.S. $3.2 billion and were allocated as follows:

  •
  U.S. $909.1 million in respect of direct loans;

  •
  U.S. $300 million in respect of bond issues;

  •
  U.S. $490 million in respect of foreign trade lines;

  •
  U.S. $785 million in respect of bankers' acceptances;

  •
  U.S. $177.8 million in respect of credit lines from export credit agencies in connection with project financing;

  •
  U.S. $407.5 million in respect of commercial paper;

  •
  U.S. $68.9 million in respect of restructured debt; and

  •
  U.S. $40.4 million in respect of leases.

        In the period from January 1, 2002 to December 31, 2002, the Pemex Project Funding Master Trust's net payments on borrowings totaled U.S. $611 million and were allocated as follows:

  •
  U.S. $375 million in respect of foreign trade financing; and

  •
  U.S. $235.9 million in respect of project financing.

        At December 31, 2002, PEMEX's total debt, excluding accrued interest, was approximately U.S. $23 billion. Of this amount, U.S. $18.5 billion consisted of total long-term debt, which was composed of approximately U.S. $12.2 billion in instruments with fixed annual interest rates ranging from 1.55% to 14.5% with maturities ranging from 2004 to 2027, approximately U.S. $6.3 billion in drawings under lines of credit at variable interest rates of which U.S. $5.5 billion was based on LIBOR with maturities ranging from 2004 to 2013, and U.S. $0.8 billion in floating rate notes with maturities ranging from 2004 to 2008. Short-term debt totaled approximately U.S. $4.5 billion, consisting of U.S. $3.9 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.6 billion of lines of credit with fixed interest rates.

        The portion of PEMEX's total debt at December 31, 2002 corresponding to borrowings of the Pemex Project Funding Master Trust was U.S. $14.1 billion. This amount consisted of U.S. $7.0 billion in long-term debt at fixed interest rates with maturities ranging from 2004 to 2023, U.S. $5.5 billion in long-term debt with variable interest rates with maturities ranging from 2004 to 2013, and U.S. $1.6 billion in short-term debt of which U.S. $1.5 billion consisted of variable interest rate borrowings under various lines of credit. The Pemex Project Funding Master Trust also has U.S. $4.2 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust arising from the sale of accounts receivables. This amount is not reflected in PEMEX's financial statements due to the offsetting effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust (i.e., the effects of intercompany indebtedness are eliminated).

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

  •
  the Pemex Project Funding Master Trust increased its Medium-Term Note program from U.S. $3 billion to U.S. $6 billion on November 14, 2001; and

  •
  the Pemex Project Funding Master Trust issued U.S. $750 million of 8.00% Notes due 2011 on November 26, 2001; the notes were issued under the Pemex Project Funding Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

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

        The portion of our total debt at December 31, 2001 corresponding to borrowings of the Pemex Project Funding Master Trust was U.S. $7.5 billion. This amount consisted of U.S. $3.2 billion in long-term debt at fixed interest rates with maturities ranging from 2003 to 2010, U.S. $3.5 billion in long-term debt with variable interest rates with maturities ranging from 2003 to 2011, and U.S. $0.8 billion in short-term debt of which U.S. $0.8 billion consisted of variable interest rate borrowings under various lines of credit. The Pemex Project Funding Master Trust also has U.S. $4.5 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust arising from the sale of accounts receivables; this amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust (i.e., the effects of intercompany indebtedness are eliminated).

        The table below sets forth our total indebtedness as of December 31 for each of the five years from 1998 to 2002.

Total Indebtedness of PEMEX

	Year Ended December 31,(1)
	1998(2)	1999(3)	2000(3)	2001(3)	2002(3)
	(in millions of U.S. dollars)(4)
Domestic Debt in Various Currencies(4)	$1,355	$1,301	$923	$749	$694
External Debt(5)
MYRA(6)	$439	$398	$351	$292	$224
Other direct bank loans	50	100	1,749	2,148	3,674
Securities
Bonds	5,850	5,863	6,719	8,509	11,515
Commercial paper	222	307	447	228	433

Total securities	6,072	6,170	7,166	8,737	11,948
Trade financing(7)
Acceptance lines	1,107	896	880	785	785
Advances from commercial banks(8)	1,350	2,035	1,395	1,490	2,150

Total trade financing	2,457	2,931	2,275	2,275	2,935
Purchasing loans(9)	453	382	355	351	380
Financial leases	549	496	437	319	279
Project finance(10)	591	685	1,650	2,282	2,866

Total external debt	$10,611	$11,162	$13,983	$16,404	$22,306

Total Indebtedness(3)(11)(12)	$11,966	$12,463	$14,906	$17,153	$23,000

Note: Numbers may not total due to rounding.

(1)
Figures do not include accrued interest. Accrued interest was U.S. $129 million, U.S. $184 million, U.S. $224 million, U.S. $284 million and U.S. $331 million at December 31, 1998, 1999, 2000, 2001 and 2002, respectively.
(2)
Includes PIDIREGAS-related debt of U.S. $1.0 billion.
(3)
Includes U.S. $1.2 billion, U.S. $1.4 billion, U.S. $4.5 billion, U.S. $7.5 billion and $14.1 billion of indebtedness of the Pemex Project Funding Master Trust as of December 31, 1998, 1999, 2000, 2001 and 2002, respectively.
(4)
Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 9.8650 = U.S. $1.00 for 1998, Ps. 9.5143 = U.S. $1.00 for 1999, Ps. 9.5722 = U.S. $1.00 for 2000, Ps. 9.1423 = U.S. $1.00 for 2001 and Ps. 10.3125 = U.S. $1.00 for 2002. See Notes 9 and 14 to the Financial Statements.
(5)
Indebtedness payable other than in pesos and owed to persons or institutions having its head office or chief place of business outside Mexico, and payable outside the territory of Mexico.
(6)
Multi-Year Restructuring Agreement.
(7)
To finance external trade of crude oil and derivatives.
(8)
Includes indebtedness of the Pemex Project Funding Master Trust of U.S. $1.0 billion in trade financing advances from commercial banks as of December 31, 1998, 1999, 2000 and 2001, and U.S. $1.9 billion as of December 31, 2002.
(9)
To finance imports of equipment and spare parts.
(10)
Includes U.S. $227 million, U.S. $394 million, U.S. $1,450 million, U.S. $2,176 million and U.S. $2,771 million of indebtedness of the Pemex Project Funding Master Trust as of December 31, 1998, 1999, 2000, 2001 and 2002, respectively.
(11)
Includes U.S. $50 million classified as an account payable in PEMEX's financial statements for the year ended December 31, 1998.
(12)
Includes indebtedness at December 31, 2002 of U.S. $147.5 million related to the Tula project and U.S. $654.5 million related to the Madero Project, both of which are PIDIREGAS of Pemex-Refining completed in 2002. Does not include indebtedness of U.S. $236.6 million related to the Salamanca PIDIREGAS, which was completed in January 2003, and does not include U.S. $991.9 million of indebtedness related to the Madero PIDIREGAS, payment of which has been deferred to 2003 pursuant to the payment deferral provisions of the Madero project documentation; these amounts will be recognized as debt incurred in fiscal year 2003. Additionally, does not include U.S. $1,645.2 million, U.S. $1,500.4 million and U.S. $1,352.5 million of indebtedness as of December 31, 2000, 2001 and 2002, respectively, incurred in connection with the Cadereyta PIDIREGAS of Pemex-Refining. Such indebtedness is represented by a note issued by PEMEX to the construction company for the project. The note provides for bi-annual payments of principal and interest, and a 10-year maturity. See Note 8 to the Financial Statements.
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

        As of December 31, 2002, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $4.7 billion aggregate principal amount of notes with maturities ranging from 2003 to 2018 and interest rates ranging between 5.72% and 10.61% as well as three series of floating rate notes.

        2002 Financing Activities.    During 2002, Pemex Finance Ltd. made payments of U.S. $305.8 million in principal on its notes. Pemex Finance Ltd. did not incur any additional indebtedness during 2002.

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

  Contractual Obligations and Other Commercial Commitments

        Information about PEMEX's long-term contractual obligations and other commercial commitments outstanding at December 31, 2002 from the notes to the Financial Statements is set forth in the table below. This information is important in understanding the financial position of PEMEX.

Contractual Obligations and Other Commercial Commitments Outstanding(1)

	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of U.S. dollars)
Long-term debt(2)	$22,711.2	$4,440.1	$7,184.9	$4,677.2	$6,409.0
Capital lease obligations(3)	278.7	24.3	98.1	79.1	77.2
Notes payable to contractors(4)	1,328.9	133.5	473.3	387.0	335.1
Sales of future accounts receivable(5)	4,212.3	261.3	1,147.0	1,007.0	1,797.0
Minimum guaranteed dividends(6)	3,495.4	873.8	2,621.6	—	—
Repsol equity swaps total(7)	292.0	292.0	—	—	—

Total contractual cash obligations	$32,318.5	$6,025.0	$11,524.9	$6.150.3	$8,618.3

Other Commercial Commitments
Off balance sheet obligations:
PIDIREGAS commitments(8)	$5,380.0	$—	$5,365.9	$14.1	$—
Nitrogen supply contract(9)	2,152.4	255.7	711.9	362.1	822.7

Total commercial commitments	$7,532.4	$255.7	$6,077.8	$376.2	$822.7

Total contractual obligations and commercial commitments	$39,850.9	$6,280.7	$17,602.7	$6,562.5	$9,441.0

(1)
As of December 31, 2002.
(2)
See Note 9 to the Financial Statements.
(3)
See Note 19 to the Financial Statements.
(4)
See Note 8 to the Financial Statements.
(5)
See Note 7 to the Financial Statements.
(6)
See Note 13 to the Financial Statements.
(7)
See Note 10 to the Financial Statements.
(8)
See Note 16 k) to the Financial Statements.
(9)
See Note 16 h) to the Financial Statements.

        The following tables set forth information regarding the fair value of PEMEX's over-the-counter (OTC) contracts in connection with gas trading activities as of December 31, 2002:

Fair Value of OTC Contracts(1)

(in thousands of U.S. dollars)
Fair value of contracts outstanding at the beginning of the period	$1,194
Contracts realized or otherwise settled during the period	(7,376)
Fair value of new contracts when entered into during the period	(57,225)
Other changes in fair values	9,322

Fair value of contracts outstanding at the end of the period	$(54,085)

(1)
As of December 31, 2002.

Fair Value of OTC Contracts at Period-End by Maturity(1)

Source of Fair Value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
	(in thousands of U.S. dollars)
Prices actively quoted	(59,947)	—	—	—	(59,947)
Prices provided by other external sources	5,201	661	—	—	5,862

(1)
As of December 31, 2002.

Results of Operations by Business Segment

        This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

  Revenue by Business Segment

        The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2002 as well as the percentage change in sales revenues for the years 2000 to 2002.

	Year Ended December 31,
											2001 vs. 2000	2002 vs. 2001
	1998		1999		2000		2001		2002
	(in millions of pesos)										(%)	(%)
Exploration and Production
Trade sales(1)	Ps.	58,232	Ps.	83,635	Ps.	137,333	Ps.	111,167	Ps.	128,763	(19.0)	15.8
Intersegment sales		71,694		92,281		174,874		153,838		152,906	(12.0)	(0.6)

Total net sales	Ps.	129,925	Ps.	175,916	Ps.	312,207	Ps.	265,005	Ps.	281,669	(15.1)	6.3

Refining
Trade sales	Ps.	147,078	Ps.	187,381	Ps.	230,059	Ps.	239,230	Ps.	256,273	4.0	7.1
Intersegment sales		6,722		6,700		9,600		8,788		7,890	(8.5)	(10.2)

Total net sales	Ps.	153,799	Ps.	194,081	Ps.	239,659	Ps.	248,018	Ps.	264,163	3.5	6.5

Gas and Basic Petrochemicals
Trade sales(1)	Ps.	33,286	Ps.	38,685	Ps.	63,957	Ps.	65,283	Ps.	62,436	2.1	(4.4)
Intersegment sales		13,670		13,899		25,899		27,517		20,727	6.2	(24.7)

Total net sales	Ps.	46,956	Ps.	52,584	Ps.	89,856	Ps.	92,800	Ps.	83,163	3.3	(10.4)

Petrochemicals
Trade sales(1)	Ps.	10,507	Ps.	10,105	Ps.	12,184	Ps.	9,014	Ps.	8,187	(26.0)	(9.2)
Intersegment sales		1,870		1,930		2,720		2,795		2,993	2.8	7.1

Total net sales	Ps.	12,377	Ps.	12,036	Ps.	14,904	Ps.	11,809	Ps.	11,180	(20.8)	(5.3)

Corporate, Subsidiary Companies and Other
Trade sales	Ps.	7,885	Ps.	15,007	Ps.	24,735	Ps.	20,636	Ps.	25,778	(16.6)	24.9
Intersegment sales and eliminations		(93,955)		(114,810)		(213,093)		(192,938)		(184,516)	9.5	4.4

Total net sales	Ps.	(86,069)	Ps.	(99,803)	Ps.	(188,358)	Ps.	(172,302)	Ps.	(158,738)	8.5	7.9

Total Net Sales	Ps.	256,987	Ps.	334,814	Ps.	468,268	Ps.	445,330	Ps.	481,437	(4.9)	8.1

Notes:
Numbers may not total due to rounding.
(1)
These trade sales include sales by the subsidiary entities to the consolidated subsidiary companies, primarily to the PMI Group. These sales are treated as eliminations in this table.
Source:
PEMEX's financial statements.

  Income by Business Segment

        The following table sets forth our income (loss) by business segment for each year in the five-year period ended December 31, 2002, as well as the percentage change in income for the years 2000 to 2002.

	Year Ended December 31,
											2001 vs. 2000	2002 vs. 2001
	1998		1999		2000		2001		2002
	(in millions of pesos)										(%)	(%)
Business Segment
Exploration and Production	Ps.	(9,027)	Ps.	(5,202)	Ps.	7,128	Ps.	8,785	Ps.	15,367	23.2	74.9
Refining		(5,729)		(8,111)		(23,139)		(29,601)		(35,321)	(27.9)	19.3
Gas and Basic Petrochemicals		5,121		849		(317)		627		2,455	297.8	291.5
Petrochemicals		(2,790)		(4,474)		(6,090)		(10,199)		(12,110)	(67.5)	18.7
Corporate, Subsidiary Companies and Other		837		(4,219)		2,708		(3,703)		(883)	(236.7)	(76.2)

Total Income/(loss)	Ps.	(11,588)	Ps.	(21,157)	Ps.	(19,710)	Ps.	(34,091)	Ps.	(30,492)	(73.0)	10.6

Note: Numbers may not total due to rounding.
 Source: PEMEX's financial statements.

2002 Compared to 2001

  Exploration and Production

        In 2002, Pemex-Exploration and Production's trade sales of crude oil and natural gas to the PMI Group increased by 15.8% in peso terms and by 11.8% in U.S. dollar terms, as a result of the increase in the weighted average price of crude oil which was partially offset by a 3.0% decline in the volume of crude oil exported. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $21.31 in 2002, as compared to U.S. $18.57 in 2001. Intersegment sales decreased by 0.6%, principally as a result of lower natural gas sales. Income related to exploration and production activities increased by 74.9% from Ps. 8,785 million in 2001 to Ps. 15,367 million in 2002, primarily as a result of the increase in export sales and a decrease in product purchases.

  Refining

        In 2002, trade sales related to refining activities increased by 7.1%, from Ps. 239,230 million in 2001 to Ps. 256,273 million in 2002 due to an increase in the IEPS Tax. Export sales related to refining activities increased by 154.7% from Ps. 2,486 million in 2001 to Ps. 6,333 million in 2002, as a result of an increase in sales of fuel oil and virgin stock. Net of the IEPS Tax, domestic sales related to refining activities decreased by 4.6% from Ps. 141,545 million in 2001 to Ps. 134,998 million in 2002, principally due to a decrease in the domestic prices of our principal petroleum products. Intersegment sales decreased by 10.2% to Ps. 7,890 million, largely due to a decrease in the sales of liquefied petroleum gas. In 2002, the total loss related to refining activities was Ps. 35,321 million, 19.3% greater than the loss of Ps. 29,601 million in 2001. The increased loss was primarily due to a decrease in the prices of domestic sales of our principal petroleum products (net of IEPS tax) and increases in the purchases of products due to higher prices and higher volume of crude oil purchased.

  Gas and Basic Petrochemicals

        In 2002, trade sales related to the natural gas and basic petrochemical business segment decreased by 4.4%, from Ps. 65,283 million in 2001 to Ps. 62,436 million in 2002. Liquefied petroleum gas sales decreased from Ps. 29,329 million in 2001 to Ps. 26,140 million in 2002, due to a decrease in the price of the product. The volume of domestic sales of basic petrochemicals decreased by 0.9% in 2002, from 869 thousand tons per year in 2001 to 861 thousand tons per year in 2002. Natural gas sales increased by 4.2% from Ps. 28,917 million in 2001 to Ps. 30,122 million in 2002, mainly due to an increase in sales volume. Income related to natural gas and basic petrochemicals increased by 291.5%, due to a decrease in costs of sales by a reduction in the value of product purchases from Pemex-Exploration and Production and third parties resulting from a fall in the price of natural gas, which was partially offset by the decrease in sales of liquefied petroleum gas and basic petrochemical products discussed above.

  Petrochemicals

        In 2002, trade sales related to the petrochemicals business segment decreased by 9.2%, from Ps. 9,014 million in 2001 to Ps. 8,187 million in 2002. Prices and volumes for petrochemicals sold domestically decreased for a majority of our petrochemical products. In 2002, the volume of petrochemical exports increased by 28.1% from 302 thousand tons in 2001 to 387 thousand tons in 2002. Losses related to petrochemical activities increased by 18.7% from Ps. 10,199 million in 2001 to Ps. 12,110 million in 2002, mainly due to the recognition of a loss from the disposal of several plants of Ps. 2,279 million in 2002.

  Corporate, Subsidiary Companies and Other

        In 2002, additional marginal trade sales revenues relating to PMI's exports of crude oil and petroleum products to third parties and after intercompany eliminations increased by 24.9% in peso terms, from Ps. 20,636 million in 2001 to Ps. 25,778 million in 2002, as a result of the strengthening of the dollar against the peso. In 2002, the trade loss related to corporate, subsidiary companies and other, which includes the international trading activities of the PMI Group, decreased from Ps. 3.7 billion in 2001 to Ps. 883 million in 2002, primarily due the increase in total sales by PMI discussed above.

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

  Corporate, Subsidiary Companies and Other

        In 2001, additional marginal trade sales revenues relating to PMI's exports of crude oil and petroleum products to third parties and after intercompany eliminations decreased by 16.6% in peso terms, from Ps. 24,735 million in 2000 to Ps. 20,636 million in 2001, as a result of a 25.1% reduction in the international price of crude oil, which was offset by a 9.4% increase in the volume of PMI's crude oil sales. The weighted average price of crude oil sold by PMI was U.S. $18.57 in 2001, as compared to U.S. $24.78 in 2000. In 2001, the total income related to corporate, subsidiary companies and other, which includes the international trading activities of the PMI Group, decreased from an income of Ps. 2.7 billion in 2000 to a loss of Ps. 3.7 billion in 2001, primarily due to our adoption of the new financial instrument standard (Bulletin C-2). This compares to total income of Ps. 2.7 billion in 2000; primarily due to the recognition of a net gain in connection with the Repsol equity swap and collar unwind in that year.

U.S. GAAP Reconciliation

        Operating results under U.S. GAAP differ from operating results under Mexican GAAP due to several factors. The most important of these factors are differences in methods of accounting for exploration and drilling costs, pension and post-retirement obligations, financial instruments and fixed asset adjustments relating to inflation accounting, foreign exchange losses, capitalized interest, depreciation, impairment and profit in inventory. For further information regarding these and other differences between Mexican and U.S. GAAP as they relate to our operating results, see Note 19 to the Financial Statements.

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

  Financial Instruments

        On January 1, 2001, PEMEX adopted Bulletin C-2 for Mexican GAAP purposes, which provides guidance for the definition of financial instruments and requires all financial instruments, with the exception of "held to maturity" instruments, to be recorded at fair value with the related adjustment recognized in earnings. "Held to maturity" instruments and certain derivative instruments qualifying as hedges are to be recorded at amortized cost subject to impairment evaluation. For U.S. GAAP purposes, effective January 1, 2001, PEMEX adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

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

        Impairment.    Under U.S. GAAP, SFAS No. 144 requires that PEMEX evaluate its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or is permanently impaired. SFAS No. 144 requires PEMEX to write-down impaired assets to the fair value, if available, or the discounted present value of expected future cash flows on related assets. PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis.

  Profit in Inventory

        Under Mexican GAAP, PEMEX values crude oil and derivatives for export at net realizable value with the difference between the net realizable value and cost recorded in earnings. By contrast, U.S. GAAP requires that inventories be recorded at net realizable cost, but not to exceed cost. For U.S. GAAP purposes, PEMEX has eliminated the effect of recognizing a profit within its inventory balance.

  Other Differences

        In addition to these differences between Mexican and U.S. GAAP, other significant differences that affect our operating results relate to the accounting for accrued vacation, depreciation convention, profit in inventory and the sale of transport assets. See Note 19 to the Financial Statements.

  Income and Equity (Deficit) under U.S. GAAP

        For the year ended December 31, 2002, PEMEX's loss under U.S. GAAP was approximately Ps. 32.8 billion, representing a Ps. 2.3 billion increase from the loss recorded under Mexican GAAP. For the year ended December 31, 2001, PEMEX's loss under U.S. GAAP was approximately Ps. 25.4 billion, representing a Ps. 8.6 billion decrease from the loss recorded under Mexican GAAP. For the year ended December 31, 2000, PEMEX's loss under U.S. GAAP was approximately Ps. 16.7 billion, representing a Ps. 3.0 billion decrease from the loss recorded under Mexican GAAP. For further detail regarding the adjustments related to these amounts, see Note 19 to the Financial Statements.

        PEMEX's deficit under U.S. GAAP was approximately Ps. 91.9 billion at December 31, 2002, as compared to a deficit of Ps. 42.3 billion at December 31, 2001. For further detail regarding the adjustments related to these amounts, see Note 19 to the Financial Statements.

  Recently Issued Accounting Standards

        In November 2001, the MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments," which supersedes existing Bulletin C-9, "Liabilities," and Bulletin C-12, "Contingencies and Commitments." The revised Bulletin C-9 establishes a methodology for the following: valuation, presentation and disclosure of liabilities and provisions; valuation and disclosure of contingent assets and liabilities; and disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements; contingent liabilities that have a possible realization must be disclosed, but not accounted for, in the financial statements; and contingent liabilities that have a remote realization must not be accounted for and are not required to be disclosed in the financial statements. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods exceed immediate needs, or the commitment is considered a contracted obligation. The provisions of Bulletin C-9 became effective beginning January 1, 2003. We are currently evaluating the impact that the adoption of Bulletin C-9 will have on our consolidated financial statements.

        In December 2001, the MIPA issued Bulletin C-8, "Intangible Assets," which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets with indefinite useful lives, including previously existing goodwill and intangible assets, should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 became effective beginning January 1, 2003. We are currently evaluating the impact that the adoption of Bulletin C-8 will have on our consolidated financial statements.

        The MIPA issued Bulletin C-15, "Impairment and Disposal of Long-Lived Assets," which provides specific criteria for determining when there is an impairment in the value of long-lived assets for both tangible and intangible assets. Bulletin C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal, and provides guidance for accounting, presentation and disclosure for discontinued operations. The provisions of Bulletin C-15 will be effective as of January 1, 2004, although early adoption is recommended. We are currently evaluating the impact that the adoption of Bulletin C-15 will have on our consolidated financial statements.

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect on the date of initial adoption. The cumulative effect of initial adoption of SFAS No. 143 is recorded as a change in accounting principle. We are currently evaluating the impact that the adoption of SFAS No. 143 will have on our consolidated financial statements.

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

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities related to exit or disposal activities incurred after December 31, 2002, although earlier application is encouraged. We are currently evaluating the impact that the adoption of SFAS No. 146 will have on our consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)" ("FIN 45"). FIN 45 clarifies the requirements of SFAS No. 5 relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002 irrespective of the guarantor's fiscal year. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. We are currently evaluating the impact that the adoption of FIN 45 will have on our consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. We are currently evaluating the impact that the adoption of FIN 46 will have on our consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. We are currently evaluating the impact the adoption of SFAS No. 149 will have on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. We are currently evaluating the impact the adoption of SFAS No. 150 will have on our consolidated financial statements.

Change in Independent Auditors

        SFP periodically assigns new independent auditors to PEMEX. Mancera, S.C. (A Member Practice of Ernst & Young Global) was assigned as the independent auditors for PEMEX on September 25, 1998 for the fiscal years ended December 31, 1998, 1999, and 2000. Pursuant to actions by SFP, on October 5, 2001, Mancera, S.C. ceased to be the independent auditors of PEMEX at the end of fiscal year ended December 31, 2000, and Ruiz, Urquiza y Cía., S.C. (formerly a member firm of Andersen Worldwide S.C.) was initially assigned as PEMEX's new auditors beginning in the fiscal year ended December 31, 2001. On May 9, 2002, due to the indictment of Arthur Andersen LLP, SFP decided to terminate the engagement of Ruiz, Urquiza y Cía., S.C. for the auditing of PEMEX's financial statements to be included in its annual report on Form 20-F for the fiscal year ended December 31, 2001, and instead appointed PricewaterhouseCoopers S.C. as the current independent auditors to audit those financial statements. As of that date, Ruiz, Urquiza y Cía., S.C. delivered only an audit report on PEMEX's financial statements prepared in accordance with Mexican Financial Reporting Standards applicable to Mexican public-sector entities.

        The independent auditors' reports on the financial statements for the 2000, 2001 and 2002 fiscal years have no adverse opinions or disclaimer of opinions, nor do such reports modify or qualify as to uncertainty, audit scope or accounting principles. For the 2001 and 2002 fiscal years, we had no disagreements with PricewaterhouseCoopers S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. For the 1998, 1999 and 2000 fiscal years, we had no disagreements with Mancera, S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Ruiz, Urquiza y Cía., S.C. did not and will not deliver an audit report on PEMEX's consolidated financial statements included in its annual report on Form 20-F for the 2001 fiscal year because its engagement was terminated before those financial statements were completed. For the 2001 fiscal year, we had no disagreements with Ruiz, Urquiza y Cía., S.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to its report on our financial statements prepared in accordance with Mexican Financial Reporting Standards applicable to Mexican public-sector entities. SFP made the decision to change accountants in each of the above instances.

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

        On December 2, 2000, in conjunction with the political transition that occurred upon the inauguration of Mr. Vicente Fox Quesada as President of Mexico, we announced that Mr. Raúl Muñoz Leos was appointed Director General of Petróleos Mexicanos, effective on such date.

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

        The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 5, 2003.

Petróleos Mexicanos — Directors and Executive Officers

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
	Other board memberships: Comisión Federal de Electricidad (Chairman); Luz y Fuerza del Centro (Chairman); Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Member of the Technical Board of the Comisión Nacional del Agua	2001

Petróleos Mexicanos — Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Fernando de Jesús Canales Clariond	Board Member of Petróleos Mexicanos and Secretary of the Ministry of Economy
Born: 1946
Business experience: Governor of Nuevo León; and Assistant Director General of Grupo IMSA
	Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.; Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Centro Nacional de Metrología; Comisión Federal de Electricidad; Comisión Intersecretarial de Desincorporación; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial de Gasto-Financiamiento; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial para la Transparencia y el Combate a la Corrupción de la Administración Pública Federal; Fondo para la Micro, Pequeña y Mediana Empresa; Consejo Nacional de Ciencia y Tecnología; and Nacional Financiera	2003
Mr. Victor Lichtinger Waisman	Board Member of Petróleos Mexicanos and Secretary of the Ministry of the Environment and Natural Resources Born: 1957 Business experience: Member director of Especialistas Ambientales, S.A. de C.V.; Executive Director of the North American Commission for Environmental Cooperation; and Director of ICF Kaiser Servicios Ambientales Other board memberships: Comisión Federal de Electricidad	2002
Mr. Luis Ernesto Derbez Bautista	Board Member of Petróleos Mexicanos and Secretary of the Ministry of Foreign Affairs
Born: 1947
Business experience: Secretary of the Ministry of Economy; Economic Program Coordinator for President Vicente Fox's Presidential Campaign; Professor at the Instituto Tecnológico de Estudios Superiores de Monterrey; and Independent Consultant to the World Bank
	Other board memberships: Banco de Desarrollo de América del Norte; Banco Nacional de Comercio Exterior, S.N.C.; Comisión de Comercio Exterior; Comisión Intersecretarial para la Transparencia y el Combate a la Corrupción de la Administración Pública Federal; Comisión Nacional de Inversiones Extranjeras; Comité de Comercio Exterior de Petróleo; Comité Intersecretarial para la Integración del Presupuesto Federal de Ciencia y Tecnología; Fideicomiso para el Rescate de Precios; and Servicio Postal Mexicano	2001

Petróleos Mexicanos — Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Pedro Cerisola y Weber	Board Member of Petróleos Mexicanos and Secretary of the Ministry of Communications and Transportation Born: 1949 Business experience: Advisor to President Vicente Fox; General Coordinator for Vicente Fox's Presidential Campaign; and Regional Director General and Planning Director of Teléfonos de México, S.A. de C.V. Other board memberships: Aeropuertos y Servicios Auxiliares (Chairman); Caminos y Puentes Federales de Ingresos y Servicios Conexos (Chairman); Telecomunicaciones de México (Chairman); Servicio Postal Mexicano (Chairman); and Banco Nacional de Obras y Servicios Públicos, S.N.C.	2001
Mr. José Francisco Gil Díaz	Board Member of Petróleos Mexicanos and Secretary of the Ministry of Finance and Public Credit
Born: 1943
Business experience: Director General of Avantel; Deputy Governor of Banco de México; and Undersecretary of the Ministry of Finance and Public Credit
	Other board memberships: Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (Chairman); Banco Nacional de Comercio Exterior, S.N.C. (Chairman); Banco Nacional de Crédito Rural, S.N.C. (Chairman); Banco Nacional de Obras y Servicios Públicos, S.N.C. (Chairman); Casa de Moneda de México (Chairman); Nacional Financiera, S.N.C. (Chairman); Comisión Federal de Electricidad; Comisión Intersecretarial de Gasto Financiamiento (Chairman); Comisión Intersecretarial de Desincorporación (Chairman); Comisión Nacional Bancaria y de Valores; Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (Chairman); and Comisión Nacional de Seguros y Fianzas	2001
Mr. Ramón Hernández Toledo	Board Member of Petróleos Mexicanos and Union Representative Born: 1937 Business experience: Field Supervisor and other positions in Petróleos Mexicanos	1992
Mr. Pablo Pavón Vinales	Board Member of Petróleos Mexicanos and Union Representative Born: 1945 Business experience: Other positions in Petróleos Mexicanos	1992
Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos; Union Representative; and Senator Born: 1954 Business experience: Treasury Secretary of the Union; and General Secretary of Section 40 of the Union	2001
Mr. Alejandro Sánchez Narváez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Other positions in Petróleos Mexicanos	2001

Petróleos Mexicanos — Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Mario Martínez Aldana	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Other positions in Petróleos Mexicanos	2001
Mr. Raúl Muñoz Leos	Director General Born: 1939 Business experience: President and Executive Vice-President of DuPont México, S.A. de C.V.	2000
Mr. Juan José Suárez Coppel	Chief Financial Officer Born: 1959 Business experience: Chief of Staff of the Secretary of the Ministry of Finance; Corporate Treasury Director of Grupo Televisa; and Director of the Derivatives Trading Desk in Banco Nacional de México S.A. Other board memberships: Deer Park Refining, L.P.; Mexpetrol, S.A. de C.V.; I.I.I. Servicios, S.A. de C.V.; North America Environmental Fund, L.P.; Mexicana de Lubricantes, S.A. de C.V.; and Instituto Mexicano del Petróleo	2001
Ms. Martha Alicia Olvera Rodríguez	Deputy Director of Programming and Budget Born: 1954 Business experience: Associate Managing Director of Planning and Financial Programming of Petróleos Mexicanos; Associate Managing Director of Budget Control of Petróleos Mexicanos; and Deputy Manager of Programs Integration of Petróleos Mexicanos	2002
Mr. Emilio Marco Aguilar	Deputy Director of Investment Projects Born: 1952 Business experience: Deputy Director of Programming and Budget of Petróleos Mexicanos; Associate Managing Director of Budgeting of Petróleos Mexicanos; Associate Managing Director of Operation and Results Evaluation; and Deputy Manager of Analysis and Evaluation of Petróleos Mexicanos	2001
(Vacant)	Deputy Director of Financial Information Systems
Mr. Rigoberto Ariel Yépez García	Deputy Director of Economic Planning Born: 1965 Business experience: Director General of Prices Policy of the Ministry of Finance and Public Credit; Associate Managing Director of Business Development of Pemex-Gas and Basic Petrochemicals; and Director General of Prices and Rates Policy of the Ministry of Finance and Public Credit Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.	2001
Mr. Octavio Javier Ornelas Esquinca	Deputy Director of Finance and Treasury Born: 1954 Business experience: Director of Management and Finance of Brimco, S. de R.L. de C.V.; Corporate Treasurer of Grupo Mina, S.A. de C.V.; and Assistant Director of Technological Updating of Consejo Nacional de Ciencia y Tecnología	2003

Petróleos Mexicanos — Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Manuel Carrera Panizzo	Deputy Director of Risk Management Born: 1969 Business experience: Associate Managing Director of Metals, Currencies and Agreements of International Exchanges; and Market Researcher and Broker of Banco de México Other board memberships: MGI Trading, Ltd. (Vice-President); MGI Enterprises, Ltd. (Vice-President); and MGI Supply (Vice-President)	2001
Mr. Carlos de la Garza Mijares	Corporate Director of Administration Born: 1944 Business experience: Director General of Hayes Lemmerz Mexico, S.A. de C.V.; Director of the Editorial Board of Periódico Reforma; and Director General and Chairman of Mincer, S.A. de C.V.	2003
(Vacant)	Deputy Director of Labor Relations
Mr. José César Nava Vázquez	General Counsel of Petróleos Mexicanos Born: 1974 Business experience: Advisor Coordinator of the Ministry of Social Development; Congressman of the LVIII Legislative Period; and Legal Coordinator in the Transition Group of President Vicente Fox	2001
Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Medical Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Deputy Manager of Administrative Technical Support of Petróleos Mexicanos; and Medical Advisor of the Corporate Services Management of Petróleos Mexicanos	2000
Mr. Rafael Fernández de la Garza	Corporate Director of Industrial Safety and Environmental Protection Born: 1948 Business experience: Director of the Nucleoelectrical Project of Laguna Verde; Associate Managing Director of Engineering of the Carboelectric Central Facility of Río Escondido; and Associate Managing Director of Projects of Instituto de Investigaciones Eléctricas	1997
Mr. Pedro Silva López	Deputy Director of Operations Coordination Born: 1953 Business experience: Executive Director of Strategic Gas Program; Associate Managing Director of Strategic Planning of Pemex-Exploration and Production; Associate Managing Director of the Burgos Integral Project of Pemex-Exploration and Production; and Associate Managing Director of Planning (North Region) of Pemex-Exploration and Production	2003
Mr. Roberto Osegueda Villaseñor	Corporate Director for Strategic Planning Born: 1938 Business experience: Director General of OMV Ingeniería Comercial, S.A. de C.V.; Director of Chemical and Petrochemical Division of Fomento Industrial Somex, S.A. de C.V.; and Associate Managing Director of Crude Oil Exportation of Petróleos Mexicanos Board memberships: Asociación Veracruzana, S.A. de C.V. (Vice President)	2001

Petróleos Mexicanos — Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Eliut González Salinas	Deputy Director of Sector Relations Born: 1951 Business experience: Associate Managing Director of Evaluation and Information of Petróleos Mexicanos; Deputy Manager of Information Petróleos Mexicanos; and General Superintendent of Information to the Public Sector of Petróleos Mexicanos	2002
Mr. Pedro Carlos Gómez Flores	Deputy Director of Organization Development Born: 1951 Business experience: Deputy Director of Sector Relations of Petróleos Mexicanos; Deputy Director of Strategic Planning of Petróleos Mexicanos; and Deputy Director of Distribution of Pemex-Refining	2001
Mr. José Antonio Ceballos Soberanis	Corporate Director of Operations Born: 1943 Business experience: Director General of Pemex-Exploration and Production; Deputy Director of Trading of Pemex-Refining; and Executive Coordinator of Internal Trade	2001
(Vacant)	Deputy Director of Patrimonial Management
(Vacant)	Deputy Director of Corporate Services
Mr. Othón Canales Treviño	Corporate Director for Competitiveness and Innovation Born: 1952 Business experience: Director General of Quimi-Corp Internacional, S.A. de C.V.; Director General of Othón Canales Ingenieros, S.C.; and Deputy Director of Industrias Resistol, S.A.	2001
Mr. Sergio F. Cruz Carranza	Deputy of Strategic Planning Born: 1942 Business experience: Director General of Corporación Industrial Portuaria, S.A. de C.V.; Associate Managing Director of Special Projects of Petróleos Mexicanos; and Deputy Manager of Infrastructure Coordination of Petróleos Mexicanos	2001
Mr. Andrés Antonio Moreno y Fernández	Corporate Director of Engineering and Project Development Born: 1938 Business experience: President of Mofal Consultores, S.C.; Deputy Director of Construction of the Comisión Federal de Electricidad; and Director General of Lumbreras y Túneles, S.A. de C.V.	2001
Mr. Ernesto Ríos Montero	Deputy Director of Engineering Born: 1936 Business experience: Director of Consultoría Empresarial Ejecutiva; Executive Vice President of Grupo Bufete Industrial; and Plant Manager of Síntesis Orgánicas, S.A. Other board memberships: Instituto Mexicano del Petróleo	2001
Mr. Enrique Bazúa Rueda	Deputy Director of Technological Development Born: 1946 Business experience: Director of the Chemistry Faculty of the Universidad Nacional Autónoma de México; Research and Planning Coordinator of the Instituto Mexicano del Petróleo; and General Coordinator of Postgraduate Studies of the Universidad Nacional Autónoma de México	2001

Petróleos Mexicanos — Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Jorge Alberto Aguilar López	Deputy Director of Contracting Born: 1956 Business experience: Project Director of Grupo México; Manager of Financial Planning of the Comisión Federal de Electricidad; and Private Consultant	2001
Mr. Renato Valle Favela	Deputy Director of Industrial Plants Projects Born: 1946 Business experience: Advisor of Design, Construction, Supervision and Mounting of Electromechanical Equipment of Hydraulic Works in the Comisión Nacional del Agua; and Manager of Thermolectrical Construction Projects of the Comisión Federal de Electricidad	2001
Mr. Javier Pérez Saavedra	Deputy Director of Quality Control Born: 1945 Business experience: Director General of Pérez Saavedra y Asociados Consultores, S.A. de C.V.; Advisor to the Comisión Nacional del Agua; and Deputy Director of Administration of the Comisión Nacional del Agua Other Board memberships: Pérez Saavedra y Asociados Consultores, S.A. de C.V. (Chairman); and Desarrollo de Negocios Prendarios, S.A. de C.V.	2001
Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Operation Evaluation Born: 1959 Business experience: Associate Managing Director; Manager; and Superintendent of Petróleos Mexicanos	2001
Mr. Reynaldo Jáuregui Zentella	Deputy Director of Alliances and New Business Born: 1940 Business experience: Director of New Projects of Pargo; Associate Managing Director of Information and Public Relations of Petróleos Mexicanos; and Personal Secretary to the Director General of Petróleos Mexicanos	2001
Mr. José Gastón Pavlovich Rodríguez	Deputy Director of Cultural Transformation Born: 1968 Business experience: Liaison Director of Union de Empresarios para la Tecnología en la Educación, A.C.; Professional Development Director of Universidad Anáhuac; and Entrepreneurial Promotion Director of Generación Empresarial Mexicana, S.C.	2002
(Vacant)	Head of the Internal Control Body
Mr. Federico Domínguez Zuloaga	Head of Liabilities Area and Head of Complaints Area Born: 1959 Business experience: Deputy Administrator of Coercive Collection of the Ministry of Finance and Public Credit; Independent Advisor; and Chief of Loan Services for the Fondo para la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	2001
Mr. Gustavo Rovirosa Renero	Head of Control and Evaluation Auditing Born: 1939 Business experience: Deputy Director of Assets Streamlining; Advisor to the Director General of Aseguradora Hidalgo, S.A.; and Director of Administrative Services of Aseguradora Hidalgo, S.A.	2001

Petróleos Mexicanos — Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Manuel Vázquez Bustillos	Head of the Auditing Area Born: 1939 Business experience: Associate Managing Director of Supervision of Entities and Affiliates of Petróleos Mexicanos; General Comptroller of the Ministry of Energy; General Comptroller of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; and Director General and President of Laboratorios Ingon, S.A.	1997
Mr. J. Salvador Gómez Ávila	Corporate Auditor of Environmental Protection Born: 1943 Business experience: Deputy Director of Planning of Pemex-Petrochemicals; Associate Managing Director of Strategic Planning of Pemex-Petrochemicals; and Deputy Manager of Industrial Planning of Petróleos Mexicanos	1998
Mr. Jorge Andrés Ocejo Moreno	Advisor Coordinator of the Director General Born: 1943 Business experience: Advisor Coordinator of the Secretary of Labor and Social Foresight; Secretary General of the National Executive Committee of Partido Acción Nacional; and Liaisons Secretary of the National Executive Committee of Partido Acción Nacional Other Board memberships: Colegio de Alta Dirección de Empresas, A.C. (Chairman)	2003
Mr. Melchor de los Santos Ordóñez	Executive Coordinator to the Director General Born: 1950 Business experience: Senator in the Mexican Congress; Director of Delegations of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and Head of Universidad Autónoma de Coahuila	2001
Mr. Moisés Ithuriel Orozco García	Executive Advisor to the Director General Born: 1968 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Executive Advisor Coordinator of Pemex-Petrochemicals; and General Director of Special Projects of the Ministry of Energy	2001
Mr. Raoul Capdevielle Orozco	Technical Secretary of the Director General Born: 1943 Business experience: Deputy Comptroller of Liabilities; Legal Coordinator of Instalaciones Inmobiliarias para Industrias, S.A.; and Legal Director of Franchises in Triturados Basálticos y Derivados, S.A. de C.V.	2001

Pemex-Exploration and Production — Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2000
Mr. Juan Bueno Torio	Board Member of Pemex-Exploration and Production (refer to Pemex-Refining)	2003
Mr. Marcos Ramírez Silva	Board Member of Pemex-Exploration and Production (refer to Pemex-Gas and Basic Petrochemicals)	1996
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Exploration and Production (refer to Pemex-Petrochemicals)	2001

Pemex-Exploration and Production — Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Juan José Suárez Coppel	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2002
Mr. Carlos Hurtado López	Board Member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Ministry of Finance and Public Credit Born: 1955 Business experience: Coordinator of Advisors in Economic and Social Development Matters; Coordinator of Advisors of the Ministry of Finance and Public Credit; and Mexico's Representative to the Organization for Economic Cooperation and Development (OECD) Other board memberships: Aeropuertos y Servicios Auxiliares; Ferrocarriles Nacionales de México; Comisión Federal de Electricidad; and Luz y Fuerza del Centro	2001
Mr. Juan Antonio Bargés Mestres	Board Member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1945 Business experience: Director of Planning and Director General of Aeronaútica Civil Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.; and Nacional Financiera, S.N.C.	2001
Mr. Salvador Rubén Ortiz Vértiz	Board Member of Pemex-Exploration and Production and General Coordinator of Mining of the Ministry of Economy Born: 1949 Business experience: Assistant Director and Deputy Director of Sectorial Studies for Grupo Financiero Banamex-Accival; Senior Advisor to the Energy Sector and Basic Industries for Banco Nacional de México, S.A.; and Advisor of the Crude Oil Sector for Banco Nacional de México, S.A. Other board memberships: Consejo de Recursos Minerales; Fideicomiso de Fomento Minero; Exportadora de la Sal, S.A. de C.V.; and Transportadora de Sal, S.A. de C.V.	2002
Mr. Luis Ramírez Corzo y Hernández.	Director General Born: 1948 Business experience: Director General of Turbinas Solar, S.A. de C.V. Other board memberships: Desarrollos Inmobiliarios CUGA, S.A. de C.V. (Chairman)	2001
Mr. Federico Martínez Salas	Deputy Director of Engineering and Strategic Works Development Born: 1943 Business experience: Executive Director of Cantarell Project; Deputy Director of Primary Production Projects of Petróleos Mexicanos; and Board Member of Gutsa Constructores, S.A. de C.V.	2001

Pemex-Exploration and Production — Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. J. Javier Hinojosa Puebla	Deputy Director (Northeast Marine Region) Born: 1958 Business experience: Coordinator of the Executive Commercial Operative Coordination; Associate Managing Director of Analysis and Investment Evaluation in Exploration; Associate Managing Director of Technical Operative Coordination (South Region); and Associate Managing Director of Production (South Region) of Pemex-Exploration and Production	2003
Mr. Alfredo Eduardo Guzmán Baldizán	Deputy Director (North Region) Born: 1947 Business experience: Executive Coordinator of Exploration Strategies, Associate Managing Director of Planning (North Region), and Associate Managing Director of Exploration (North Region), of Pemex-Exploration and Production	2003
Mr. José Tomás Limón Hernández	Deputy Director of Operations and Trade Born: 1943 Business Experience: Deputy Director of Operations Coordination; Associate Managing Director of the Cantarell Project; Director of the Cantarell Project; and Administrator of Activo Cantarell	2003
Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1946 Business Experience: Director General of Industrias Tecnos S.A. de C.V.; Plant Manager of Dupont S.A. de C.V.; Associate Managing Director of Industrial Safety and Environmental Protection of DuPont, S.A. de C.V.; and Chief of Ethylation Plant at Tetraetilo de México, S.A.	2003
Mr. Heberto Ramos Rodríguez	Deputy Director (South Region) Born: 1951 Business experience: Associate Managing Director of Planning (South Region), Associate Managing Director of Drilling and Well Maintenance (South Region), and Associate Managing Director of the Marine Drilling Project of Pemex-Exploration and Production.	2003
Mr. Héctor Leyva Torres	Deputy Director of Marine Services Coordination Born: 1948 Business experience: Deputy Director (Southwest Marine Region), Associate Managing Director of Production (Marine Region), Associate Managing Director of Production (South Region) and Deputy Director (South Region) of Pemex-Exploration and Production Board memberships: Administración Portuaria Integral de Dos Bocas, Tabasco	2003
Mr. Rafael J. Bracho Ransom	Deputy Director of Management and Finance Born: 1947 Business experience: Director of Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and Deputy Director of Finance of Petróleos Mexicanos	2002

Pemex-Exploration and Production — Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Pedro Javier Caudillo Márquez	Deputy Director of Drilling and Well Maintenance Born: 1945 Business experience: Chief of Non-Conventional Drilling, Deputy Manager of Drilling, and Intern Associate Managing Director of Drilling and Well Maintenance of Pemex-Exploration and Production	2003
Mr. Luis Sergio Guaso Montoya	Executive Director of the Multiple Services Contracts Models Born: 1963 Business Experience: Economic Analysis Manager (Multiple Services Contracts) and Manager of Investment Resources of Pemex-Exploration and Production; Economic Advisor for PMI; Pricing Manager and Advisor to the Chief Financial Executive Office in Petróleos Mexicanos	2002
Mr. Carlos A. Morales Gil	Deputy Director of Planning and Evaluation Born: 1954 Business experience: Deputy Director (South Region), Associate Managing Director of Production (South Region), Associate Managing Director of Planning (South Region), and Associate Managing Director of Analysis and Investment Evaluation (South Region) of Pemex-Exploration and Production	2001
Mr. Francisco Javier Barraza Rodríguez	Deputy Director of Technology Information Coordination Born: 1943 Business experience: Technical Support on Documental Technology of Imaxserve; Director of Administrative Systems of Scotiabank Inverlat; and External Consultant on Administrative Systems of Banco Nacional de México, S.A.	2003
Mr. Ricardo Palomo Martínez	Deputy Director (Southwest Marine Region) Born: 1954 Business experience: Various positions within Petróleos Mexicanos	2003
Mr. Héber Cinco Ley	Deputy Director of Technical Coordination of Exploitation Born: 1946 Business Experience: Director General of Asesoría y Servicios Petroleros and Technical Advisor of the Deputy Direction of Primary Production of Pemex-Exploration and Production; and Oil Field Engineer of Standard Oil Company	2003
Mr. Adán Ernesto Oviedo Pérez	Deputy Director of Technical Coordination of Exploration Born: 1956 Business Experience: Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production; Manager of Salina del Istmo Exploration Asset, and Chief of the Marbella Project of Pemex-Exploration and Production Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V. (Vice President)	2003
(Vacant)	Head of the Internal Control Body

Pemex-Exploration and Production — Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Teódulo Gutiérrez Acosta	Deputy Director of Human Resources, Competitiveness and Innovation Born: 1944 Business Experience: Associate Managing Director of Professional Development of Pemex-Exploration and Production; Chief of the Crude Oil Exploitation Department at Universidad Nacional Autónoma de México; and Associate Managing Director of Production Technology of Pemex-Exploration and Production	2003

Pemex-Refining — Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2000
Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001
Mr. Marcos Ramírez Silva	Board Member of Pemex-Refining (refer to Pemex-Gas and Basic Petrochemicals)	1996
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Refining (refer to Pemex Petrochemicals)	2001
Mr. Carlos Hurtado López	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001
Mr. Andrés Antonio Moreno y Fernández	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2002
Mr. Juan Bueno Torio	Director General Born: 1953 Business experience: Undersecretary for Small and Medium Enterprise of the Ministry of Economy; Coordinator of the Energy Sector in the Transition Group of President Vicente Fox; Congressman in Veracruz; and Director General of Cafés Isabel	2003
Mr. Alberto Ezequiel Alcaraz Granados	Deputy Director of Production Born: 1952 Business experience: Associate Managing Director of Production Control; Associate Managing Director of Refinería General Lazaro Cárdenas; and Associate Managing Director of Refinería Ing. Antonio M. Amor	2002
Mr. Enrique Samuel López Albarrán	Deputy Director of Trading Born: 1951 Business experience: Senior Vice President for Latin America of Reichhold Chemical Inc., Executive Vice President of Reichhold Chemical Inc.; and Director General of Reichhold Química de México S.A. de C.V. Other board memberships: Growth Enterprise Team, S.C. (Chairman)	2001

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Cutberto O. Azuara Pavón	Deputy Director of Storage and Distribution Born: 1947 Business experience: Associate Managing Director of Pipelines Transportation and Deputy Manager of Technical Evaluation of Refineries of Pemex Refining; and Commercial Representative and President of PMI Services North America, Inc.	2001
Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Management and Finance Born: 1951 Business experience: Director General of Cámara Nacional de la Industria del Hierro y el Acero; Deputy Delegate of Management of Delegación Benito Juárez; and Director General of Trichem de México, S.A. de C.V.	2003
Mr. Manuel Betancourt García	Deputy Director of Planning, Coordination and Evaluation Born: 1947 Business experience: Director General of Industrial Development of Hydrocarbons of the Ministry of Energy; Director General of Policy and Energy Development of the Ministry of Energy; and Advisor Coordinator of the General Accountant of the Ministry of Commerce and Industrial Development	2003
(Vacant)	Head of the Internal Control Body
Mr. Juan Daniel Gómez Bilbao	Auditor of Industrial Safety and Environmental Protection Born: 1948 Business experience: Associate Managing Director of Evaluation of the Corporate General Comptroller of Petróleos Mexicanos; Deputy Director of Training and Technical Services of Instituto Mexicano del Petróleo; Deputy Director of Research and Industrial Transformation of Instituto Mexicano del Petróleo; and Deputy Director of Refining and Petrochemicals of Instituto Mexicano del Petróleo	2001

Pemex-Gas and Basic Petrochemicals — Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2000
Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Juan Bueno Torio	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Refining)	2001
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex Petrochemicals)	2001
Mr. Carlos Hurtado López	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Juan José Súarez Coppel	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2002

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Ms. María de Lourdes Dieck Assad	Board Member of Pemex-Gas and Basic Petrochemicals and Undersecretary of Economic Liaisons and International Cooperation of the Ministry of Foreign Affairs Born: 1954 Business experience: Advisors Coordinator of the Secretary of Economy; Director of the Ph.D. Program of the Graduate School of Business at Instituto Tecnológico de Estudios Superiores de Monterrey; Professor and Researcher in Economics at Instituto Tecnológico de Estudios Superiores de Monterrey; and Professor and Chair of the Economics Department at Trinity College	2003
Mr. Marcos Ramírez Silva	Director General Born: 1957 Business experience: Deputy Director of Liquefied Gas and Basic Petrochemicals of Pemex-Gas and Basic Petrochemicals; Deputy Director of Planning and Operative Control of Pemex-Gas and Basic Petrochemicals; and Commercial Director of Petroleum and Petrochemical Products of P.M.I. Comercio Internacional, S.A. de C.V.	1996
Mr. Roberto Ramírez Soberón	Deputy Director of Planning Born: 1950 Business experience: Commercial Associate Managing Director, Associate Managing Director of Urban Distribution, Associate Managing Director of Control and Measuring and Associate Managing Director of Liquefied Gas Trading of Pemex-Gas and Basic Petrochemicals	1997
Mr. Salvador García-Luna Rodríguez	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1959 Business experience: Commercial Director of Crude Oil of P.M.I. Comercio Internacional, S.A. de C.V.; Commercial Associate Managing Director of Petroleum Products of P.M.I. Comercio Internacional, S.A. de C.V.; and Deputy Manager of Residuals of PMI Comercio Internacional, S.A. de C.V.	1996
Mr. Luis Felipe Luna Melo	Deputy Director of Natural Gas Born: 1956 Business experience: Commercial Representative in Tokyo and Deputy Manager of Analysis of P.M.I. Comercio Internacional, S.A. de C.V.; and President of P.M.I. Holdings North America, Inc.	1996
Mr. Claudio Trulín Espinosa	Deputy Director of Management and Finance Born: 1945 Business experience: Associate Managing Director of Internal Management and Corporate Support of Petróleos Mexicanos; Major Officer of the Ministry of Public Security; Director of Support Services of the Ministry of Public Security of the Federal District; and Technical Secretary of Industrial Safety and Environmental Protection Auditing of Petróleos Mexicanos	2001

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Various positions in Petróleos Mexicanos	1996
Mr. Claudio F. Urencio Castro	Deputy Director of Pipelines Born: 1949 Business experience: Director General of Programming and Budget of the Federal District Department; Undertreasurer of Taxation Management of the Federal District Department; and Director of Economic Research of Bancomer S.N.C.	1996
Mr. Andrés Alvarez Kuri	Head of the Internal Control Body Born: 1962 Business experience: General Manager of Isla Caribe Rent, S.A. de C.V.; Auditing Coordinator of Instituto Mexicano del Seguro Social; and Control and Evaluation Coordinator of Instituto Mexicano del Seguro Social	2001

Pemex- Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2000
Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Juan Bueno Torio	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2001
Mr. Marcos Ramírez Silva	Board Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	1996
Mr. Carlos Hurtado López	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Juan Antonio Bargés Mestres	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001
Mr. Andrés Antonio Moreno y Fernández	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2002
Mr. Juan Antonio García Villa	Board Member of Pemex-Petrochemicals and Undersecretary of Foreign Investment and International Trade Practices of the Ministry of Economy
Born: 1945
Business experience: Senator and Representative in the Mexican Congress
	Other board memberships: Luz y Fuerza del Centro; Centro de Investigación en Química Aplicada; Fondo de Información y Documentación para la Industria; Corporación Mexicana de Investigación en Materiales; Centro de Investigación y Desarrollo Tecnológico en Electroquímica; Fondo de Investigación y Desarrollo para la Modernización Tecnológica; Centro de Ingeniería y Desarrollo Industrial; Fondo para el Fortalecimiento de las Capacidades Científicas y Tecnológicas; Comisión Federal de Electricidad; Comisión Nacional de Normalización; and Coordinación de la Inversión Pública Federal	2003

Pemex- Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General and other positions in Industrias Negromex, S.A. de C.V.	2001
Mr. Lorenzo Aldeco Ramírez	Deputy Director of Operations Born: 1955 Business experience: Associate Managing Director of Operations of Servicios de Operaciones de Nitrógeno, S.A. de C.V.; Plant Manager of Industrias Negromex, S.A. de C.V.; and Associate Managing Director of Purchases of Industrias Negromex, S.A. de C.V.	2001
Mr. Abraham Klip Moshinsky	Deputy Director of Planning Born: 1956 Business Experience: Director General and Partner of Blindajes Automundo, S.A. de C.V.; Assistant Director of Carrocerías y Adaptaciones Automotrices, S.A. de C.V.; and Director of Operations of Industrias Negromex, S.A. de C.V.	2002
Mr. Mario Hugo González Petrikowsky	Deputy Director of Management and Finance Born: 1937 Business experience: Associate Managing Director of Budgeting; Advisor to the Deputy Direction of Programming and Budgeting; and Deputy Director of Planning of Pemex-Petrochemicals	2001
Mr. Carlos Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Business consultant; Director General of Troy Industrias, S.A. de C.V.; and several positions in Grupo Desc.	2001
Mr. Felipe de Jesús Barragán Alvídrez	Head of the Internal Control Body Born: 1950 Business experience: Head of the Internal Control Body of Petroquímica Morelos, S.A. de C.V.; Head of the Internal Control Body of Petroquímica Escolín, S.A. de C.V.; and Deputy Comptroller of Pemex-Petrochemicals	2003

Compensation of Directors and Officers

        For the year ended December 31, 2002, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (77 persons) paid or accrued in that year for services in all capacities was approximately Ps. 233 million. Members of the boards of directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services.

Board Practices

        Neither the members of the boards of directors nor the executive officers are appointed for a specific term. The members of the boards of directors, except for those selected by the Union, and the Directors General of Petróleos Mexicanos and the subsidiary entities serve subject to the discretion of the President of Mexico.

Compliance with the Sarbanes-Oxley Act

        As a foreign registrant, we are subject to certain provisions of the Sarbanes-Oxley Act of 2002. We are currently assessing these provisions in order to comply with them. Although some provisions of the Sarbanes-Oxley Act do not apply to us, given that our securities are not listed on any U.S. stock exchanges we are considering implementation of these requirements because we acknowledge that they promote better corporate governance practices.

        We are currently evaluating the provisions of the Sarbanes-Oxley Act and specific rules issued by the SEC related to audit committees and their functions. We intend to establish an audit committee, and to this end, we are currently establishing this committee's composition, its rules of operation and the specific functions it would perform. Our disclosure of internal controls has been implemented (see Item 16) and other required disclosures are in the process of implementation, in order to comply with the certifications required from foreign issuers in future years. In addition, we are currently evaluating the implementation of the Sarbanes-Oxley requirements relating to a code of ethics. As discussed below in "Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations", all of our employees are currently subject to the Código de Etica de los Servidores Públicos de la Administración Pública Federal (the Code of Ethics for Federal Public Officials of the Federal Public Administration), which was issued by SFP in July 2002 pursuant to the requirements of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) in order to establish clear rules to promote and enforce legal and ethical standards of conduct and to prevent corruption and corporate abuses by Mexican public officials.

Employees

        Excluding employees of the PMI Group and including those employed by PEMEX on a temporary basis, at December 31, 2002, Petróleos Mexicanos and the subsidiary entities had 137,134 employees, as compared with 134,852 at December 31, 2001. During 2002, Petróleos Mexicanos and the subsidiary entities employed an average of 553 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group for the past five years.

	At December 31,
						2002 % of Total
	1998	1999	2000	2001	2002
Pemex-Refining	49,908	48,939	47,717	47,710	47,341	34.52
Pemex-Exploration and Production	36,503	43,417	46,215	43,208	44,658	32.57
Pemex-Petrochemicals	13,245	13,900	13,526	14,578	14,360	10.47
Pemex-Gas and Basic Petrochemicals	10,678	10,690	10,595	11,716	11,977	8.73
Petróleos Mexicanos	16,364	15,550	17,038	17,640	18,798	13.71

Total	126,698	132,496	135,091	134,852	137,134	100.00

PMI Group	289	289	303	324	330	—

Source:
Petróleos Mexicanos.

        The Union represents approximately 79.20% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are our employees and they elect their own leadership from among their ranks. Since the Union's official establishment in 1938, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations. However, last year, SFP (the Comptroller General's office) announced an investigation into certain alleged improper diversions of federal monies by Union officials. See "Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations."

        Our relationship with our employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement regulates extensively all aspects of the relationship of Petróleos Mexicanos and the subsidiary entities with their employees. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Wages increased by 5.5% in 2002 and 8.5% in 2001, in line with the Mexican Government's price and wage accords. Petróleos Mexicanos and the Union renewed the collective bargaining agreement effective August 1, 2001, pursuant to which wages were increased by 8.5%. The renewed contract was set to expire on July 31, 2003. However, following an impasse in negotiations over salaries and a threat of a strike, on September 29, 2002, PEMEX and the Union reached an agreement on a total salary increase of 7.3% (consisting of a 5.5% increase in wages and a 1.8% increase in benefits). PEMEX paid this increase in wages and benefits to its workers, including retirees in accordance with the collective bargaining agreement, retroactively to August 1, 2002.

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

        On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a new trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the Pemex Labor Fund amounted to Ps. 10,266 million in 2002 and Ps. 4,100 million in 2001.

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

        The Mexican Government also directs many executive decisions at PEMEX. Mexican Government ministers hold a majority of the seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy of Mexico is the Chairman of the Board. The General Comptroller's Office of the Mexican Government (SFP) appoints PEMEX's external auditors and the Director General of Petróleos Mexicanos is a member of the President of Mexico's cabinet. See also "Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government" and "Item 10—Additional Information—Share Capital."

Related Party Transactions

        Under Article 8, Section XI of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), which is applicable to all of our employees, PEMEX's employees are obligated to "recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, laboral, or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members of."

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

  Mexican Government Audits and Other Investigations

        Following the change in presidential administrations, in 2001, the SFP conducted an audit of PEMEX's operations in 2000 and previous years. In the audit, SFP identified a series of transactions between PEMEX and the Union during 2000 which PEMEX believes involved illicit behavior. We describe the transactions, allegations and related proceedings below.

        On January 21, 2002, SFP announced that it had submitted a criminal complaint to the Procuraduría General de la República (the Office of the Federal Attorney General) for the diversion of Ps. 1,580 million in federal monies from PEMEX to the Union from March 2000 to October 2000. SFP has alleged that the payments were not properly made under applicable Mexican laws and government regulations.

        In addition, the Federal Attorney General has filed charges against certain former officers of PEMEX charging them with exceeding the scope of their corporate powers in executing the several transactions under investigation. On March 20, 2002, Petróleos Mexicanos filed three criminal complaints with the Federal Attorney General requesting prosecution principally of Rogelio Montemayor Seguy (former Director General), Carlos Juaristi Septién (former Corporate Management Director) and Juan José Domene Berlanga (former Chief Financial Officer) for acting illegally, outside the scope of their corporate powers and without the consent of PEMEX's Board of Directors, PEMEX's general counsel or the Mexican Government to illegally divert to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 million previously identified by SFP in its complaint). Mr. Montemayor resigned from PEMEX effective November 30, 2000, concurrent with President Fox's appointment of Raúl Muñoz Leos as Director General. Messrs. Juaristi and Domene ended their affiliation with PEMEX in February 2001 as a result of the change in administration following the appointment of Mr. Muñoz Leos. If the former officers or any other parties are found guilty, Mexican law requires the court to order restitution to PEMEX for the improperly diverted amounts. To date, PEMEX has not sought restitution from the Union, because the Union has not been identified as a criminal defendant in its own right. PEMEX plans, however, to pursue any legal action necessary to obtain restitution from whomever is found responsible.

        In May 2002, a Mexican federal judge issued arrest warrants against certain former officers of Petróleos Mexicanos (including Messrs. Montemayor, Juaristi and Domene) for their embezzlement and unlawful use of their corporate powers and privileges. On July 1, 2002, Mr. Montemayor elected to surrender himself to U.S. federal authorities in Texas instead of federal authorities in Mexico. The Mexican Government has formally requested that the U.S. authorities extradite Mr. Montemayor to Mexico; the hearing on his extradition is currently set for August 18, 2003.

        On September 10, 2002, the Federal Attorney General submitted a request to the Mexican Congress to remove the legislative immunity from prosecution of Senator Ricardo Aldana Prieto, who is a member of the Board of Directors of Petróleos Mexicanos as a representative of the Union, as well as the legislative immunity of federal Congressman Carlos Romero Deschamps and of state representative Jesús Olvera Méndez. If the Mexican Congress strips these individuals of their legislative immunity, the Federal Attorney General will be able to proceed with their criminal prosecution for their participation in the illegal diversion of PEMEX funds.

        Since learning from SFP about the illegal diversion of funds, PEMEX has been cooperating with SFP and the Office of the Federal Attorney General to prosecute the responsible persons. In addition, our Director General has promoted a number of initiatives and has enacted certain rules in order to promote a culture of ethics and prevent corruption in PEMEX's daily operations. On July 31, 2002, an ethics code (Código de Ética de los Servidores Públicos de la Administración Pública Federal) was published in the Official Gazette of the Federation containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public officers. Prior to this, President Vicente Fox Quesada's cabinet had committed to follow a code of ethics which embodies the conduct that the people of Mexico expect of their public servants. In addition, all of PEMEX's officers are now required to attend an ethics program, and PEMEX is currently developing a corporate code of ethics that will better define the duties and scope of corporate powers of all of its officers in order to prevent abuses. Separately, SFP, through its audit representatives at PEMEX, is analyzing the illegal transactions involving the Union to determine how to better implement federal laws and internal regulations applicable to PEMEX and its officers in order to prevent future abuses. PEMEX expects that these efforts will result in a more effective system of internal controls.

        We note that we recorded the Ps. 1,660 million, the diversion of which is the subject of the prosecution, as an administrative expense in 2000. In the event that we receive any restitution in the future with respect to this matter, it will be appropriately recorded as a gain in the period in which cash is received, in accordance with Mexican and U.S. GAAP.

  Civil Actions

        In September 2001, Conproca, the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration in accordance with the International Chamber of Commerce rules against Pemex-Refining related to expenses incurred by Conproca in providing those services. The claim is for U.S. $497.4 million. We are currently participating in mediation to resolve this dispute supported by the ordinary Mexican legal defenses. The parties agreed to a procedural schedule in order to present additional evidence, and a ruling from the International Chamber of Commerce is expected by December 5, 2003. Pemex-Refining believes that it has sufficient elements to support an award in its favor. Accordingly, we have not created a reserve to pay for any potential judgment or settlement.

        In December 2001, Odin Construcciones, S.A. de C.V. (Odin), a Mexican construction company, filed a claim for damages against Petróleos Mexicanos related to works concluded but not yet paid. The claim was for approximately U.S. $103 million. In March 2002, a Mexican federal court entered a judgment in PEMEX's favor. However, Odin filed an appeal to reverse that decision. PEMEX prevailed in the appeal and was absolved of all related claims made by Odin.

        In October 2000, in accordance with Article 73 of the Acquisitions, Leasing and Public Sector Services Law, Pemex-Refining settled a legal dispute with Productos Ecológicos S.A. de C.V. (Proesa) relating to the early termination of a long-term MTBE supply and services contract involving an MTBE plant that was never built before the Court for International Arbitration of the International Chamber of Commerce. Proesa's initial claim against Pemex-Refining was for approximately U.S. $650 million. However, after discussion and negotiation in private arbitration proceedings, Pemex-Refining agreed to settle the dispute for a total amount of approximately U.S. $146.5 million (U.S. $127 million plus taxes). The settlement was formalized by an agreement between Pemex-Refining and Proesa, dated October 16, 2000, and fully paid on the same date; the full payment was recorded as an expense in 2000. SFP is currently reviewing the contracts entered into by Pemex-Refining and Proesa on a confidential basis.

  U.S. Anti-dumping Dispute

        On June 29, 1999, Save Domestic Oil, Inc., a group of independent oil producers in the United States, filed a petition before the U.S. Department of Commerce and the International Trade Commission pursuant to the United States' antidumping and countervailing duty laws against imports of crude oil from Mexico, Saudi Arabia, Venezuela and Iraq. The United States' antidumping and countervailing duty laws provide for the imposition of additional duties on imports of merchandise if certain determinations as to the existence of dumped prices or countervailing subsidies and material injury or threat thereof to the relevant U.S. industry are made. On December 17, 2002, the U.S. Court of International Trade upheld the U.S. Department of Commerce's decision not to initiate antidumping and countervailing duty investigations on crude oil from Mexico, Saudi Arabia and Iraq and dismissed the complaint filed by Save Domestic Oil, Inc. The petitioners decided to appeal the December 17 decision, and the case was docketed at the Federal Circuit on February 25, 2003. Petróleos Mexicanos has filed a notice of appearance with the Federal Circuit and, after coordinating with counsel for the American Petroleum Institute, ExxonMobil, Shell, BP Saudi ARAMCO and PDVSA, filed a brief with the United States Court of Appeals for the Federal Circuit on June 9, 2003.

Dividends

        In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos' external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos' indebtedness to the Mexican Government increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution "A." As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution "A" after the end of each fiscal year, although Petróleos Mexicanos pays an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During, 1998, 1999, 2000, 2001 and 2002, Petróleos Mexicanos made advance payments to the Mexican Government in the aggregate of Ps. 3,064 million, Ps. 5,138 million, Ps. 5,564 million, Ps. 2,153 million and Ps. 9,712 million, respectively, towards the minimum guaranteed dividends for those years. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution "A."'

Item 9. The Offer and Listing

        Trading in the debt securities issued by Petróleos Mexicanos and the Pemex Project Funding Master Trust takes place primarily in the over-the-counter market. These debt securities are listed on the Luxembourg Stock Exchange.

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

Memorandum and Articles of Association

        The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Political Constitution of the United Mexican States, the Regulatory Law, the Organic Law, regulations issued pursuant to the Regulatory Law and other federal laws and regulations. See "Item 4—Information on the Company—History and Development." Six members of the Board of Directors of Petróleos Mexicanos, including the Chairman, are appointed by the President of Mexico. Our Union selects the remaining five directors from among employees of Petróleos Mexicanos and the subsidiary entities. An eight-member board of directors governs each subsidiary entity. Each of these boards consists of the Director General of Petróleos Mexicanos, the Director General of each of the other three subsidiary entities and four additional directors, who are each appointed by the President of Mexico. The members of the boards of directors of Petróleos Mexicanos and each of the subsidiary entities are not appointed for a specific term, and, except for those members selected by the Union, they serve subject to the discretion of the President of Mexico.

Material Contracts

        On June 16, 1993, in connection with the establishment of its U.S. $500,000,000 Medium-Term Notes, Series A, Program, Petróleos Mexicanos entered into a Fiscal Agency Agreement with Bankers Trust Company (currently Deutsche Bank Trust Company Americas, which we refer to as "Deutsche Bank"), as Fiscal Agent. On February 26, 1998, in connection with the establishment of its U.S. $1,500,000,000 Medium-Term Notes, Series B, Program, Petróleos Mexicanos amended and restated the Fiscal Agency Agreement. Under the program, Petróleos Mexicanos issued the following securities:

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

  •
  U.S. $1,000,000,000 7.875% Notes due 2009, issued on February 1, 2002; and

  •
  U.S. $500,000,000 8.625% Bonds due 2022, issued on February 1, 2002.

        On December 3, 2002, the Pemex Project Funding Master Trust increased the aggregate principal amount of debt securities issuable under its Medium-Term Notes program to U.S. $11,000,000,000. Following the increase the Pemex Project Funding Master Trust issued the following securities:

  •
  JP¥30,000,000,000 (approximately U.S. $241 million) 3.50% Notes due 2023, issued on December 5, 2002;

  •
  U.S. $1,000,000,000 7.375% Notes due 2014, issued on December 12, 2002;

  •
  £250,000,000 7.50% Notes due 2013, issued on January 27, 2003;

  •
  U.S. $750,000,000 6.125% Notes due 2008, issued on February 6, 2003;

  •
  U.S. $500,000,000 8.625% Bonds due 2022, issued on March 21, 2003; and

  •
  U.S. $750,000,000 7.375% Notes due 2014, issued on June 4, 2003.

        On November 24, 2000, the Mexican Government, through the Ministry of Finance and Public Credit, as transferor, the Pemex Project Funding Master Trust, as transferee, and Petróleos Mexicanos, as guarantor, entered into a Convenio de Derivación de Fondos (Transfer of Funds Agreement) whereby the Ministry of Finance and Public Credit transferred U.S. $676,161,058 net in cash to the Pemex Project Funding Master Trust which will assume U.S. $698.3 million of the Mexican Government's payment obligations from January 2003 through December 2006.

        As of December 31, 2002 and 2001, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 117,644 million and Ps. 46,820 million, respectively. These contracts are for the development of PIDIREGAS and are therefore subject to standards required in NIF-09 A, which is a Mexican accounting guideline that outlines specific accounting and budgetary treatment applicable to PIDIREGAS. For an explanation of NIF-09 A, see "Item 4—Information on the Company—History and Development—Capital Expenditures and Investment" and Note 2 d) to the Financial Statements.

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

Taxation

  The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities and the 2003 Securities

        Pursuant to a registration statement on Form F-4 (File No. 333-7796), which was declared effective by the SEC on October 17, 1997, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 8.85% Global Guaranteed Notes due 2007 and up to U.S. $400,000,000 of 9.50% Global Guaranteed Bonds due 2027. These securities are collectively referred to as the 1997 Securities.

        Pursuant to a registration statement on Form F-4 (File No. 333-9310), which was declared effective by the SEC on August 24, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $350,000,000 of 8 3/8% Global Guaranteed Notes due 2005 and up to U.S. $350,000,000 of 9 1/4% Global Guaranteed Bonds due 2018. These securities are collectively referred to as the 1998 Securities.

        Pursuant to a registration statement on Form F-4 (File No. 333-10906), which was declared effective by the SEC on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals, registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 9 3/8% Notes due December 2, 2008, Puttable at Par on December 2, 2001 (the Puttable Notes). Pursuant to a registration statement on Form F-4 (File No. 333-10706), which was declared effective by the SEC on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $500,000,000 of 9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027. The securities registered in 1999 under these two registration statements are collectively referred to as the 1999 Securities.

        Pursuant to a registration statement on Form F-4 (File No. 333-13812), which was declared effective by the SEC on August 29, 2001, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $1,000,000,000 of 8.50% Notes due 2008 and up to U.S. $1,000,000,000 of 9.125% Notes due 2010. These securities are collectively referred to as the 2001 Securities.

        Pursuant to a registration statement on Form F-4 (File No. 333-102993) which was declared effective by the SEC on February 14, 2003, Petróleos Mexicanos, Pemex Exploration and Production, Pemex-Refining, and Pemex-Gas and Basis Petrochemicals, registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 6.50% Notes due February 1, 2005. Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on February 24, 2003, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $750,000,000 8.00% Notes due 2011, up to U.S. $1,000,000,000 7.875% Notes due 2009, up to U.S. $500,000,000 8.625% Bonds due 2022 and up to U.S. $1,000,000,000 7.375% Notes due 2014. The securities registered in 2003 under these two registration statements are collectively referred to as the 2003 Securities.

  Taxation Generally

        The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the ownership and disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities and the 2003 Securities (all as defined above), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to invest in, or dispose of, the 1997 Securities, 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities.

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

        Mexico has also entered into, or is negotiating, tax treaties with various countries that may have effects on holders of 1997 Securities, 1998 Securities, 1999 Securities, the 2001 Securities or the 2003 Securities. This summary does not discuss the consequences (if any) of such treaties.

        Each holder or beneficial owner of 1997 Securities, 1998 Securities, 1999 Securities, the 2001 Securities or the 2003 Securities should consult its tax advisor as to the Mexican, United States or other tax consequences of the ownership and disposition of those securities, including the effect of any foreign, state or municipal tax laws, and the consequences of the application of any tax treaty to which Mexico is a party.

  Mexican Taxation

        This summary of certain Mexican federal tax considerations refers only to holders of 1997 Securities, 1998 Securities, 1999 Securities, the 2001 Securities or the 2003 Securities that are not residents of Mexico for Mexican tax purposes and do not conduct any trade or business in Mexico through a permanent establishment (we refer to any such non-resident holder as a "Foreign Holder"). For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not in such calendar year and can demonstrate that he has become a resident of that other country for tax purposes.

        A legal entity is a resident of Mexico if;

  •
  it has been incorporated under the laws of Mexico;

  •
  maintains the principal administration of its business in Mexico; or

  •
  it has established its effective management in Mexico.

        If a legal entity or individual has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican federal tax law.

        Taxation of Interest.    Under the Mexican Ley del Impuesto Sobre la Renta (Income Tax Law), payments of interest (which is deemed to include any amounts paid in excess of the original issue price of the securities), made by a Mexican issuer (including Petróleos Mexicanos) in respect of notes or bonds and other debt securities to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, if the following requirements are met:

  •
  the relevant notes or bonds are registered with the Special Section of the National Registry of Securities maintained by the National Banking and Securities Commission;

  •
  the notes or bonds are placed outside of Mexico through banks or brokerage houses in a country that has entered into a treaty to avoid double taxation with Mexico; and

  •
  the issuer duly complies with the information requirements established in the general rules issued by the Ministry of Finance and Public Credit for such purposes;

if the effective beneficiaries, directly or indirectly, individually or jointly with related parties, receive more than 5% of the interest paid on the notes or bonds and are holders, directly or indirectly, individually or jointly, with related parties of more than 10% of the voting stock of the issuer or entities 20% or more of whose stock is owned directly or indirectly, individually or jointly, by parties related to the issuer, the withholding tax rate applicable to payment of interest on the notes or bonds may be significantly higher.

        Payments of interest made by Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals in respect of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities and the 2003 Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund:

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

        Additional Amounts.    Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

  •
  pay Additional Amounts (as defined in the Indenture dated September 18, 1997, between Petróleos Mexicanos and Deutsche Bank (the 1997 Indenture)) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

  •
  pay Additional Amounts (as defined in the Indenture dated August 7, 1998, between Petróleos Mexicanos and Deutsche Bank (the 1998 Indenture)) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

  •
  pay Additional Amounts (as defined in the Indenture dated as of July 31, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the Puttable Notes;

  •
  pay Additional Amounts (as defined in the Indenture dated as of July 15, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the POMESSM in respect of the Mexican withholding taxes described above;

  •
  pay Additional Amounts (as defined in the Indenture dated as of July 31, 2000, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2001 Securities and the 8.00% Notes due 2011, 7.875% Notes due 2009, 8.625% Bonds due 2022 and 7.375% Notes due 2014 in respect of the Mexican withholding taxes mentioned above; and

  •
  pay Additional Amounts (as defined in the Indenture dated as of February 3, 2003, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 6.50% Notes due February 1, 2005 in respect of the Mexican withholding taxes mentioned above.

        If Petróleos Mexicanos pays Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of Petróleos Mexicanos.

        Holders or beneficial owners of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities may be requested to provide certain information or documentation necessary to enable Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals to pay Additional Amounts may be limited.

        Taxation of Dispositions.    Capital gains resulting from the sale or other disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities by a Foreign Holder will not be subject to Mexican income or withholding taxes.

        Other Mexican Tax Considerations.    Under the Income Tax Law, any discount received by a non-resident upon purchase of the notes or bonds from a Mexican resident or a non-resident with a permanent establishment in Mexico, is deemed interest income, and therefore, subject to taxes in Mexico. Such interest income results from the difference between the face value (plus accrued interest not subject to withholding) and the purchase price of such notes or bonds.

        Transfer and Other Taxes.    There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities. A Foreign Holder of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities will not be liable for Mexican estate, succession, gift, inheritance or similar tax with respect to such securities.

United States Taxation

        This summary of certain U.S. federal income tax considerations deals principally with persons that will hold the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities as capital assets and whose functional currency is the United States dollar. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are assumed to be known to investors. This summary generally does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities electing to mark to market, or persons that hold the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities as a position in a "straddle" for tax purposes or as part of a "synthetic security" or a "conversion transaction" or other integrated investment comprised of such securities and one or more other investments, nor does it address the tax treatment of holders that do not acquire the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities at their issue price as part of the initial distribution. Investors who purchase the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities at a price other than the issue price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. As used in this section "Taxation," the term "United States Holder" means an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income taxation on a net income basis in respect of its investment in the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities.

        Taxation of Interest and Additional Amounts. A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder's taxable income. Interest and Additional Amounts will constitute income from sources without the United States for U.S. foreign tax credit purposes. Such income generally will constitute "passive income" or, in the case of certain United States Holders, "financial services income" for U.S. foreign tax credit purposes unless the Mexican withholding tax applicable to the United States Holder is imposed at a rate of at least 5%, in which case such income generally will constitute "high withholding tax interest."

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

        Taxation of Dispositions.    Upon the sale, exchange or retirement of a 1997 Security, 1998 Security, 1999 Security, 2001 Security or 2003 Security, a United States Holder will generally recognize a gain or loss equal to the difference between the amount realized (less any amounts attributable to accrued and unpaid interest not previously includible in gross income, which will be taxable as ordinary income) and the holder's tax basis in such security. Gain or loss recognized by a United States Holder on the sale, redemption or other disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or 2003 Securities generally will be long-term capital gain or loss if, at the time of disposition, the securities have been held for more than one year. Long-term capital gain realized by an individual United States Holder is generally taxed at lower rates than short-term capital gains or ordinary income.

        Non-United States Holders.    Holders of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or 2003 Securities that are, with respect to the United States, non-resident aliens or foreign corporations (Non-United States Holders) will not be subject to U.S. federal income taxes, including withholding taxes, on payments of interest on the securities so long as the requirements described under "Backup Withholding and Information Reporting" are satisfied, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

        The gain realized on any sale or exchange of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or 2003 Securities by a Non-United States Holder will not be subject to U.S. federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.

        A 1997 Security, 1998 Security, 1999 Security, 2001 Security or 2003 Security held by an individual holder who at the time of death is a nonresident alien will not be subject to United States federal estate tax.

        Backup Withholding and Information Reporting.    The principal paying agent for each of the 1997 Securities, the 1998 Securities, 1999 Securities, the 2001 Securities and the 2003 Securities will be required to file information returns with the Internal Revenue Service with respect to payments made to certain United States Holders of those securities. In addition, certain United States Holders may be subject to a backup withholding tax in respect of such payments, unless they (i) provide their accurate taxpayer identification numbers to the principal paying agent and certify that they are not subject to backup withholding or (ii) otherwise establish an exemption from the backup withholding tax. Non-United States Holders may be required to comply with applicable certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

DOCUMENTS ON DISPLAY

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report, and the exhibits thereto, may be inspected and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC's web site at http://www.sec.gov.

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

Commodity Price Risk

  Crude Oil

        Our exports and domestic sales are related to international hydrocarbon prices, thus exposing us to fluctuations in international markets. We share this risk with the Mexican Government through our current fiscal regime. In order to mitigate this risk, since 1998, the Mexican Government, along with PEMEX, has actively participated with the major international oil producers to improve international oil prices by reducing crude oil exports volumes. See "Item 5—Operating and Financial Review and Prospects—Export Agreements."

        In the past few years, PMI entered into several long-term Maya crude oil supply agreements. Under these agreements, PMI provides purchasers with certain support mechanisms to protect, under certain adverse market conditions, the investments the purchasers made in accordance with the agreements. Given the conditions of crude oil markets, placing additional volumes of crude oil in more refineries that are able to process the heavy crude oil that Pemex-Exploration and Production produces supports the overall average price of crude oil exports. We perceive the risk under these agreements as manageable, without the need for hedging instruments, since in the worst-case market scenario the expected additional value derived from crude oil exports should exceed the expected cost of the support mechanisms. Nonetheless, during December 2002, we entered into a short-term oil price hedge through the use of options for approximately 6% of Pemex total production. We continued this strategy during January 2003, and we hedged against potential decreases in short-term crude oil prices for approximately 20% of total production.

  Petroleum Products

        We balance our overall petroleum product supply and demand through PMI Trading, managing only those exposures associated with our immediate operational program. To this end, we use the full range of conventional oil price-related financial and commodity derivatives available in the oil markets. Our benchmark for petroleum product commercial activities is the prevailing market price. As of December 31, 2002, the value at risk as measured against the above-mentioned benchmark was U.S. $4.8 million.

  Natural Gas

        As described above under "Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Hedging Operations," we have entered into a number of three-year agreements with Mexican industrial consumers to sell natural gas at a fixed reference price of U.S. $4.00 per million BTUs. As part of our risk management strategy, we have also entered into a number of derivative instruments to hedge these fixed price sales under the three-year agreements, while locking in a profit margin; we entered into these derivative instruments for approximately 91% of the total volume of natural gas sold under these three-year fixed price agreements.

        The risk management strategy used to hedge these fixed price sales left us with an exposure to basis risk arising from the difference between the index used to hedge the natural gas sales at a fixed price and the index used as reference to mark to market these fixed-price contracts. This basis risk is treated as an inefficiency of the transaction and may impact our earnings in a period other than the one during which the transaction was realized.

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

        Most of our debt is denominated in U.S. dollars. However, we borrow in currencies other than the U.S. dollar. Therefore, fluctuations in non-dollar currencies can increase our costs of funding. Since 1991, Petróleos Mexicanos has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than U.S. dollars. In 2001 and 2002, Petróleos Mexicanos entered into various cross-currency swaps to hedge currency risk arising from Euro- and Japanese yen-denominated debt obligations issued by the Pemex Project Funding Master Trust. As of December 31, 2002, the aggregate notional amount of the swaps entered into in 2001 and 2002 was U.S. $883.8 million and U.S. $1,201.1 million, respectively, for a total outstanding position on currency swaps at year-end of U.S. $3,057.8 million. In addition, during 2003, Petróleos Mexicanos has entered into a series of cross-currency swaps for a nominal amount of U.S. $1,212 million. In December 2002, Petróleos Mexicanos entered into a cross-currency swap to hedge its exposure in Japanese yen with a termination date in 2023. Given the long-term nature of this obligation, the swap used to hedge this risk includes an option linked to a well-defined set of credit default events. In case such an event occurs, the swap terminates without any payment obligation by either party. This swap has a notional amount of U.S. $241.4 million and accounts for 5.7% of the total outstanding position.

        We capitalize our debt-related foreign exchange losses on our balance sheet, but only up to the increase in the restated value of our fixed assets in the same period. In 2000 and 2002, we capitalized our debt-related foreign exchange losses of Ps. 140 million and Ps. 4,570 million, respectively, resulting from foreign exchange losses of certain subsidiary entities (the remaining subsidiary entities recorded foreign exchange gains). In 2001, we did not capitalize foreign exchange losses. We do not capitalize debt-related foreign exchange gains nor foreign exchange gains or losses related to our operations, which consist mainly of gains and losses on receivables for export sales and payables to foreign suppliers; we record these gains or losses in results of operations. We recorded total net foreign exchange gains of Ps. 877 million in 2000, Ps. 3,892 million in 2001 and Ps. 426 million in 2002.

  Interest Rate Risk

        We are exposed to fluctuations in interest rates on short and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve a desired mix of fixed and floating instruments in our debt portfolio. As of December 31, 2002, the proportion of floating rate debt was approximately 43% of total net debt outstanding.

        Interest-rate swaps.    Under interest-rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on either the floating three-month or six-month LIBOR. As of December 31, 2002, Petróleos Mexicanos was a party to interest-rate swap agreements with a notional amount of U.S. $404.1 million, with an average fixed interest rate of approximately 5.12% and a weighted average term of approximately 6.19 years. We did not enter into any interest-rate swap agreements in 2003.

        The market value of Petróleos Mexicanos' foreign exchange and interest rate derivatives position was negative Ps. 3,366.3 million as of December 31, 2001 and negative Ps. 1,270.3 million as of December 31, 2002.

        The effects on the consolidated statements of income of entering into "swap" transactions designated as hedges are recorded as incurred and when the precise settlement amounts are known. The effects on the consolidated statements of income of derivative instruments not designated as hedges are recognized according to changes in their fair value. Such amounts are included in the consolidated statements of income within the "Interest, net" caption. See Note 10 to the Financial Statements.

        When derivative results are favorable to Petróleos Mexicanos, it faces the risk that counterparties will not pay their obligations. To minimize this risk, Petróleos Mexicanos monitors counterparties' creditworthiness and exposure to derivative instruments. Petróleos Mexicanos also deals exclusively with major financial institutions and maintains a diversified portfolio.

  Equity Swap

        Petróleos Mexicanos currently holds four equity swaps with respect to shares of Repsol. In 1994, Petróleos Mexicanos entered into an equity swap, which was restructured in March 2000, resulting in a swap with respect to 26,427,781 Repsol shares divided in three tranches, having one-, two- and three-year maturities. Upon the maturity of the first two tranches, Petróleos Mexicanos has entered into three-month swaps for such shares.

        In addition, in January 2000, Petróleos Mexicanos entered into a second equity swap with respect to 13,679,704 Repsol shares maturing in three years. As of December 31, 2002 the market value of the Repsol shares was U.S. $13.22 per share.

Instruments Entered into for Trading Purposes

        As part of our client-based approach, we offer natural gas derivatives to our clients. As mentioned above, our benchmark is the market price; therefore, we enter into derivative transactions with the opposite position in order to offset the effect of the derivatives offered to our clients. Neither Bulletin C-2 nor SFAS No.133 allows derivative positions to serve as hedges for other derivatives. Therefore, these operations are for trading purposes. However, given that they have offsetting effects, we are only exposed to basis risk arising from the difference between the index offered to clients and the underlying index related to the offsetting position.

        The following tables set forth our portfolio of debt and derivative financial instruments as of December 31, 2002. It should be noted that:

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

  •
  for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

  •
  the information is presented in equivalents of the peso, which is our reporting currency; and

  •
  each instrument's actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2002(1)

	Year of Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total Carrying Value	Fair Value
	(in thousands of pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	755,735	711,435	10,430,429	5,764,088	9,440,217	73,080,210	100,182,115	(111,498,955)
Average Interest Rate (%)							6.80
Fixed rate (Japanese yen)	1,759,538	1,759,538	1,759,538	1,759,538	1,759,538	8,498,426	17,296,116	(19,614,502)
Average Interest Rate (%)							2.92
Fixed rate (British pounds)	1,246,628	—	—	831,085	—	—	2,077,713	(2,336,644)
Average Interest Rate (%)							11.75
Fixed rate (Euro)	1,893,863	573	573	573	9,600,555	3,777	11,499,914	(12,369,863)
Average Interest Rate (%)							6.28
Total fixed rate debt	5,655,764	2,471,546	12,190,539	8,355,284	20,800,311	81,582,413	131,055,857	(145,819,965)

Variable rate (U.S. dollars)	35,958,262	15,807,342	17,582,268	9,687,605	5,392,056	7,045,413	91,472,946	(93,090,860)
Variable rate (Swiss francs)	1,595	1,701	850	850	—	4,859	9,855	(9,922)
Variable rate (Euro)	27,865	1,984,492	12,482	10,483	—	1,117,488	3,152,810	(2,779,876)
Variable rate (pesos)	4,500,000	4,500,000	2,500,000	—	—	—	11,500,000	(11,423,414)
Total variable rate debt	40,487,721	22,293,536	20,095,599	9,698,939	5,392,056	8,167,761	106,135,611	(107,304,071)

Total Debt	46,143,484	24,765,082	32,286,139	18,054,222	26,192,367	89,750,173	237,191,468	(253,124,036)

Note:
Numbers may not total due to rounding.
(1)
The information in this table has been calculated using an exchange rate of Ps. 10.3125 = U.S. $1.00 at December 31, 2002.
Source:
Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate Risk) as of December 31, 2002(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total Notional Amount	Fair Value
	(in thousands of pesos)
Hedging Instruments
Interest Rate Swaps
Variable to Fixed	—	—	—	—	—	3,135,613	3,135,613	(235,588)
Average pay rate	4.94	4.94	4.94	4.94	4.94	4.94	4.94	—
Average receive rate	1.58	1.99	3.15	3.93	4.36	5.20	3.83	—
Cross Currency Swaps	3,213,117	2,162,597	—	739,664	9,072,169	16,345,585	31,533,133	(933,337)
Euro to U.S. dollars	1,929,211	2,162,597	—	—	9,072,169	1,238,339	14,402,316	(1,016,237)
Japanese Yen to U.S. dollars	—	—	—	—	—	15,107,246	15,107,246	55,467
British pounds to U.S. dollars	1,283,906	—	—	739,664	—	—	2,023,570	27,433
Non-Hedging Instruments
Interest Rate Swaps
Variable to fixed	—	1,031,250	—	—	—	—	1,031,250	(101,383)
Average pay rate (%)	7.33	7.33	—	—	—	—	7.33	—
Average receive rate (%)	1.49	1.99	—	—	—	—	1.74	—
Total	—	—	—	—	—	—	—	—

Note:
Numbers may not total due to rounding.
(1)
The information in this table has been calculated using the exchange rate of Ps. 10.3125 = U.S. $1.00 at December 31, 2002.

Quantitative Disclosure of Market Risk (Equity Swap) as of December 31, 2002(1)

	Year of Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total Notional Amount	Fair Value
	(in thousands of pesos)
Equity Swap	6,589,202	—	—	—	—	—	6,589,202	(1,162,613)

Note:
Numbers may not total due to rounding.
(1)
The information in this table has been calculated using exchange rate of Ps. 10.3125 = U.S. $1.00 at December 31, 2002.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Director General and our Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that the information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

        There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16.    [Reserved]

Item 17.    Financial Statements.

        Not applicable.

Item 18.    Financial Statements.

        Please refer to Item 19(a) for a list of all Financial Statements filed as a part of this Form 20-F.

Item 19.    Exhibits.

(a)   List of Financial Statements:

Page
Report of PricewaterhouseCoopers, S.C., Independent Accountants	F-1
Report of Mancera, S.C. (A Member Practice of Ernst & Young Global), Independent Auditors	F-3
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-4
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	F-5
Consolidated Statements of Changes in Equity for the years ended December 31, 2002, 2001 and 2000	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2002, 2001 and 2000	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-112
Notes to the Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-117
Appendix: Reports of Other Independent Accountants	F/A-1
Report of PricewaterhouseCoopers on Integrated Trade Systems, Inc.	F/A-2
Report of PricewaterhouseCoopers on P.M.I. Trading Limited Mexican Branch	F/A-3
Report of PricewaterhouseCoopers on P.M.I. Holdings North America, Inc.	F/A-5
Report of PricewaterhouseCoopers on P.M.I. Holdings N.V.	F/A-6
Report of PricewaterhouseCoopers on P.M.I. Holdings B.V.	F/A-7
Report of PricewaterhouseCoopers on P.M.I. Norteamérica, S.A. de C.V.	F/A-8
Report of PricewaterhouseCoopers on P.M.I. Marine Limited Mexican Branch	F/A-10
Report of PricewaterhouseCoopers on P.M.I. Services B.V.	F/A-12
Report of PricewaterhouseCoopers on P.M.I. Services North America, Inc.	F/A-13

(b)   List of Exhibits

1.1	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 1, 1994 (previously filed as Exhibit 3.1 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.2	Reglamento de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Regulations to the Organic Law of Petróleos Mexicanos and Subsidiary Entities), together with an English translation (previously filed as Exhibit 3.2 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.3	Reglamento de Gas Natural (Natural Gas Regulation), effective November 9, 1995 together with an English translation (previously filed as Exhibit 1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 1996 and incorporated by reference herein).

1.4	Decreto por el que se Reforma la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Decree that Amends the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), effective November 14, 1996 (previously filed as Exhibit 1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1997 and incorporated by reference herein).
1.5	Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos and Subsidiary Entities), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
1.6	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation) (previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).
2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
2.2	Indenture, dated August 7, 1998, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).
2.3	Indenture, dated July 15, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-10706) on August 23, 1999 and incorporated by reference herein).
2.4	Indenture, dated July 31, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-10706) on September 29, 1999 and incorporated by reference herein).
2.5	Indenture, dated as of July 31, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and Bankers Trust (previously filed as Exhibit 2.5 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
2.6	Indenture, dated as of February 3, 2003, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 4.7 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-102993) on February 12, 2003 and incorporated by reference herein).
2.7	Fiscal Agency Agreement between Petróleos Mexicanos and Bankers Trust, dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).
2.8	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.9	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex Project Funding Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos' Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
4.1	Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, together with a summary in English (previously filed as Exhibit 10.1 to Petróleos Mexicanos' Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
4.2	Amendment to the Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, dated December 18, 1997, together with an English translation (previously filed as Exhibit 10.1 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on July 20, 1998 and incorporated by reference herein).
4.3	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos' annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
4.4	Transfer of Funds Agreement, dated as of November 24, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and the Federal Government (English translation) (previously filed as Exhibit 4.4 to Amendment No. 1 to Petróleos Mexicanos' annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).
7.1	Computation of Ratio of Earnings to Fixed Charges.
8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see "Consolidated Structure of PEMEX" on page 3.
12.1	Certification of Director General and Chief Financial Officer of Petróleos Mexicanos, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO FINANCIAL STATEMENTS

Page
Report of PricewaterhouseCoopers, S.C., Independent Accountants	F-1
Report of Mancera, S.C. (A Member Practice of Ernst & Young Global), Independent Auditors	F-3
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-4
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	F-5
Consolidated Statements of Changes in Equity for the years ended December 31, 2002, 2001 and 2000	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2002, 2001 and 2000	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-112
Notes to the Unaudited Supplemental Consolidated Information Prepared on a Price-level Adjusted Basis	F-117
Appendix: Reports of Other Independent Accountants	F/A-1
Report of PricewaterhouseCoopers on Integrated Trade Systems, Inc.	F/A-2
Report of PricewaterhouseCoopers on P.M.I. Trading Limited Mexican Branch	F/A-3
Report of PricewaterhouseCoopers on P.M.I. Holdings North America, Inc.	F/A-5
Report of PricewaterhouseCoopers on P.M.I. Holdings N.V.	F/A-6
Report of PricewaterhouseCoopers on P.M.I. Holdings B.V.	F/A-7
Report of PricewaterhouseCoopers on P.M.I. Norteamérica, S.A. de C.V.	F/A-8
Report of PricewaterhouseCoopers on P.M.I. Marine Limited Mexican Branch	F/A-10
Report of PricewaterhouseCoopers on P.M.I. Services B.V.	F/A-12
Report of PricewaterhouseCoopers on P.M.I. Services North America, Inc.	F/A-13

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, Mexico, May 12, 2003

To the General Comptroller's Office
and the Board of Directors of
Petróleos Mexicanos:

        We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively "PEMEX") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of PEMEX for the year ended December 31, 2000 were audited by other independent accountants whose report dated November 27, 2002, expressed an unqualified opinion on those statements.

        We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures made in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

        As discussed in Note 2 o) to the consolidated financial statements, effective January 1, 2001, PEMEX adopted the guidelines of the Bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants. As a result, a cumulative effect charge totalling Ps. 1,331,247,000 was recognized in earnings.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX as of December 31, 2002 and 2001, and the consolidated results of their operations, changes in equity and changes in financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico and as to the recognition of inflation, in accordance with NIF 06 BIS "A" Section A (see Notes 2 b) and 15 to the consolidated financial statements).

        Accounting principles generally accepted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net loss expressed in Mexican Pesos for the years ended December 31, 2002 and 2001 and the determination of consolidated deficit and consolidated financial position also expressed in Mexican Pesos at December 31, 2002 and 2001 to the extent summarized in Note 19 to the consolidated financial statements.

PricewaterhouseCoopers, S. C.
/s/ FRANCISCO J. HERNÁNDEZ F. Francisco J. Hernández F.

REPORT OF THE INDEPENDENT AUDITORS

To the General Comptroller Office
and the Board of Directors of
Petróleos Mexicanos

        We have audited the accompanying consolidated balance sheet of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2000, and the related consolidated statements of operations, changes in equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Management of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain Subsidiary Companies, whose statements reflect total assets constituting 1% and total revenues constituting 8%, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us and are included herein, and our opinion, insofar as it relates to data included for those Subsidiary Companies, is based solely on the reports of the other auditors.

        We conducted our audit in accordance with auditing standards generally accepted in Mexico and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts (including the reconciliation of the financial statements of Petróleos Mexicanos, the Subsidiary Entities and Subsidiary Companies to generally accepted accounting principles in the United States) and disclosures made in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

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

        In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2000, and the consolidated results of their operations, changes in equity and changes in financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico and as to the recognition of inflation, in accordance with NIF 06 BIS "A" section A (see Notes 2 b) and 15 to the consolidated financial statements), which differ in certain respects from those followed in the United States (see Note 19 to the consolidated financial statements).

Mancera, S.C. A Member Practice of Ernst & Young Global
/s/ J. ALFONSO CAMPAÑA R. J. Alfonso Campaña R.

Mexico City, Mexico
November 27, 2002

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

(In thousands of pesos and thousands of U.S. dollars)
(Notes 1, 2 and 14)

	2002		2002		2001
ASSETS:
Current assets:
Cash and cash equivalents	US$	4,254,686	Ps.	43,876,446	Ps.	14,441,864
Accounts, notes receivable and other, net (Note 3)		5,369,435		55,372,300		44,869,427
Inventories, net (Note 4)		2,366,542		24,404,969		17,222,714

Total current assets		11,990,663		123,653,715		76,534,005
Properties and equipment, net (Note 5)		47,136,773		486,097,969		406,913,266
Intangible asset derived from the actuarial computation of labor obligations and other assets (Notes 6 and 11)		8,497,217		87,627,549		73,435,977

Total assets	US$	67,624,653	Ps.	697,379,233	Ps.	556,883,248

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 9)	US$	4,799,699	Ps.	49,496,895	Ps.	36,246,106
Current portion of notes payable to contractors (Note 8)		152,974		1,577,543		1,256,395
Suppliers		2,838,363		29,270,622		23,503,971
Accounts payable and accrued expenses		652,784		6,731,832		8,426,580
Taxes payable		2,588,478		26,693,674		2,515,370

Total current liabilities		11,032,298		113,770,566		71,948,422

Long-term debt (Note 9)		18,525,865		191,047,982		123,169,995
Notes payable to contractors (Note 8)		2,658,851		27,419,405		13,644,370
Sale of future accounts receivable (Note 7)		4,212,256		43,438,885		44,685,602
Reserve for sundry creditors and others		745,532		7,688,294		7,537,122
Reserve for retirement payments, pensions and seniority premiums (Note 11)		20,685,435		213,318,552		173,031,504

Total long-term liabilities		46,827,939		482,913,118		362,068,593

Total liabilities		57,860,237		596,683,684		434,017,015

Commitments and contingencies (Note 16)
EQUITY:
Certificates of Contribution "A"		991,269		10,222,463		10,222,463
Specific oil-field exploration and depletion reserve		950,715		9,804,251		16,278,784
Revaluation surplus		18,475,002		190,523,462		181,837,738
Accumulated losses:
From prior years		(7,695,759)		(79,362,514)		(51,382,165)
Net loss for the year		(2,956,811)		(30,492,113)		(34,090,587)

		(10,652,570)		(109,854,627)		(85,472,752)

Total equity		9,764,416		100,695,549		122,866,233

Total liabilities and equity	US$	67,624,653	Ps.	697,379,233	Ps.	556,883,248

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of pesos and thousands of U.S. dollars)
(Notes 1 and 2)

	2002		2002		2001		2000
Net sales:
Domestic	US$	30,474,729	Ps.	314,270,644	Ps.	303,853,144	Ps.	292,880,287
Export		16,210,082		167,166,473		141,477,018		175,387,308

		46,684,811		481,437,117		445,330,162		468,267,595
Foreign exchange gain, net		41,294		425,849		3,891,701		876,736
Other revenues		532,865		5,495,172		8,163,397		9,543,799

Total revenues		47,258,970		487,358,138		457,385,260		478,688,130

Costs and operating expenses:
Cost of sales		15,302,059		157,802,482		165,314,521		153,059,837
Transportation and distribution expenses		1,450,900		14,962,411		13,588,482		12,609,161
Administrative expenses		3,116,910		32,143,139		28,025,338		26,972,703
Interest, net		1,335,556		13,772,922		13,104,015		6,652,005
Other expenses		540,974		5,578,792		6,649,928		5,337,243

Total costs and operating expenses		21,746,399		224,259,746		226,682,284		204,630,949

Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new financial instruments standard		25,512,571		263,098,392		230,702,976		274,057,181

Hydrocarbon extraction duties and other		17,367,180		179,099,049		168,263,587		224,211,053
Special tax on production and services (IEPS Tax)		11,102,202		114,491,456		95,198,729		69,556,520

		28,469,382		293,590,505		263,462,316		293,767,573

Cumulative effect of adoption of new financial instruments standard (Note 10)						(1,331,247)

Net loss for the year	(US$	2,956,811)	(Ps.	30,492,113)	(Ps.	34,090,587)	(Ps.	19,710,392)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of pesos and thousands of U.S. dollars)
(Notes 1 and 2)

			Specific oil-fie exploration and depletion reserve				Accumulated losses
	Certificates of Contribution "A"				Revaluation surplus		From prior years		Net loss from current year		Total
Balances at December 31, 1999	Ps.	10,222,463	Ps.	10,449,482	Ps.	162,011,661	(Ps.	57,918)	(Ps.	21,156,771)	Ps.	161,468,917
Transfer to prior years' accumulated losses								(21,156,771)		21,156,771
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 9, 2000								(5,137,889)				(5,137,889)
Dividends paid to the Mexican Government approved by the Board of Directors on May 9, 2000								(231,074)				(231,074)
Comprehensive loss for the year (Note 12)				2,241,993		12,042,509		(68,692)		(19,710,392)		(5,494,582)

Balances at December 31, 2000		10,222,463		12,691,475		174,054,170		(26,652,344)		(19,710,392)		150,605,372
Transfer to prior years' accumulated losses								(19,710,392)		19,710,392
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 7, 2001								(5,563,799)				(5,563,799)
Comprehensive loss for the year (Note 12)				3,587,309		7,783,568		544,370		(34,090,587)		(22,175,340)

Balances at December 31, 2001		10,222,463		16,278,784		181,837,738		(51,382,165)		(34,090,587)		122,866,233
Transfer to prior years' accumulated losses								(34,090,587)		34,090,587
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on April 24, 2002								(2,152,789)				(2,152,789)
Transfer to prior years' accumulated losses from the specific oil-field exploration and depletion reserve, approved by the Board of Directors on April 24, 2002				(8,222,400)				8,222,400
Comprehensive loss for the year (Note 12)				1,747,867		8,685,724		40,627		(30,492,113)		(20,017,895)

Balances at December 31, 2002	Ps.	10,222,463	Ps.	9,804,251	Ps.	190,523,462	(Ps.	79,362,514)	(Ps.	30,492,113)	Ps.	100,695,549

	US$	991,269	US$	950,715	US$	18,475,002	(US$	7,695,759)	(US$	2,956,811)	US$	9,764,416

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of pesos and thousands of U.S. dollars)
(Notes 1 and 2)

	2002		2002		2001		2000
Funds provided by (used in):
Operating activities:
Net loss for the year	(US$	2,956,811)	(Ps.	30,492,113)	(Ps.	34,090,587)	(Ps.	19,710,392)
Charges to operations not requiring the use of funds:
Depreciation and amortization		3,066,187		31,620,059		28,453,367		26,060,936
Reserve for retirement payments, pensions and indemnities.		3,600,953		37,134,827		33,849,168		29,901,504
Specific oil-field exploration and depletion reserve		801,068		8,261,011		8,184,890		8,048,328
Reserve for sundry creditors and others						52,024		719,397

		4,511,397		46,523,784		36,448,862		45,019,773
Variances in:
Accounts, notes receivable and other		(1,018,460)		(10,502,873)		11,832,139		(9,417,731)
Inventories		(696,461)		(7,182,255)		7,641,424		(8,645,509)
Intangible asset derived from the actuarial computation of labor obligations and other assets		(1,376,152)		(14,191,572)		(7,585,580)		(9,389,482)
Suppliers		559,190		5,766,651		852,226		5,900,009
Accounts payable and accrued expenses		(164,339)		(1,694,748)		2,324,028		694,744
Taxes payable		2,344,563		24,178,304		(22,793,511)		643,493
Reserve for sundry creditors and others		14,659		151,172		1,390,266		563,594
Reserve for retirement payments, pensions and indemnities		305,670		3,152,221		680,340		4,925,662
Exploration and well-drilling expenses charged to the specific oil-field exploration and depletion reserve		(631,578)		(6,513,144)		(4,597,581)		(5,806,335)

Funds provided by operating activities		3,848,489		39,687,540		26,192,613		24,488,218

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government		(208,755)		(2,152,789)		(5,563,799)		(5,137,889)
Other equity movements		3,939		40,627		544,370		(68,692)
Dividends paid to the Mexican Government Approved by the Board of Directors on May 9, 2000								(231,074)
Notes payable to contractors		1,366,903		14,096,183		(2,497,711)		15,599,161
Debt		7,867,033		81,128,776		14,589,005		24,503,534
Sale of future accounts receivable		(120,894)		(1,246,717)		(7,290,971)		8,675,835

Funds provided by (used in) financing activities		8,908,226		91,866,080		(219,106)		43,340,875

Investing activities:
Increase in fixed assets, net		(9,902,452)		(102,119,038)		(39,358,489)		(63,989,070)

Funds used in investing activities		(9,902,452)		(102,119,038)		(39,358,489)		(63,989,070)

Net increase (decrease) in cash and cash equivalents		2,854,263		29,434,582		(13,384,982)		3,840,023
Cash and cash equivalents at beginning of the year		1,400,423		14,441,864		27,826,846		23,986,823

Cash and cash equivalents at end of the year	US$	4,254,686	Ps.	43,876,446	Ps.	14,441,864	Ps.	27,826,846

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

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

        The activities of Petróleos Mexicanos and Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the "Regulatory Law") effective November 30, 1958, as amended effective May 12, 1995 and November 14, 1996, and the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the "Organic Law"), effective July 17, 1992, as amended effective January 1, 1994 and January 16, 2002. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico's petroleum industry. For purposes of these financial statements, capitalized words carry the meaning attributed to them herein or the meaning as defined in the Political Constitution of the United Mexican States or the Organic Law.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has greater than a 50% ownership investment, and (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust controlled by Petróleos Mexicanos. "Non-consolidated subsidiary companies", as used herein, are defined as those companies which are (a) not Subsidiary Entities or Subsidiary

        Companies and (b) in which Petróleos Mexicanos has less than a 50% ownership interest. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX".

2. Significant Accounting Policies

        The principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements are summarized below:

a) Accounting basis for the preparation of financial information

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA") and as to the recognition of inflation, in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section A as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP").

b) Effects of inflation on the financial information

        Effects of inflation on the financial information are computed and recorded in accordance with the guidelines established in NIF-06 BIS "A" Section A.

        In January 2003, the SHCP informed PEMEX that, beginning in 2003, PEMEX will recognize the effects of inflation in accordance with NIF-06 "A" Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10"). PEMEX is currently evaluating the impact that the adoption of Bulletin B-10 will have on its consolidated financial statements. This adoption will not impact PEMEX's financial statements for the fiscal year ended December 31, 2002.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        In accordance with NIF-06 BIS "A" Section A, fixed assets (property and equipment), together with accumulated depreciation and amortization, are restated for balance sheet presentation at net replacement cost. Obsolete and abandoned assets, as well as assets under construction and assets held for disposal, are not restated.

        The main differences between Mexican GAAP Bulletin B-10 and NIF-06 BIS "A" Section A are described below. A summary of the significant differences between those two standards is presented in Note 15.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

        The Subsidiary Companies that are consolidated are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"); P.M.I. Trading Ltd.; P.M.I. Holdings North America, Inc.; P.M.I. Holdings N.V.; P.M.I. Holdings B.V.; P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Co. Ltd.; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc. and Mex Gas International, Ltd.; and the Master Trust.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        During 1997, PEMEX began investing in certain capital expenditure projects that were financed with long-term debt obligations. Such investment expenses and related liabilities will be recognized in the accounting records in future years under NIF-09-A, which provides for only liabilities having maturities expiring in less than two years to be recorded to the accounting records for statutory purposes. For the purposes of these financial statements and in accordance with Mexican GAAP consolidation principles, all the accounts related to PIDIREGAS were incorporated into the consolidated financial statements at December 31, 2002 and 2001, i.e., all effects of NIF-09-A are excluded.

        The main objective of the Master Trust is to administer financial resources related to PIDIREGAS, such financial resources having been designated by PEMEX for that purpose. The Master Trust is consolidated in the financial statements in accordance with the consolidation principles detailed in Mexican GAAP Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks."

e) Exploration and drilling costs

        The successful efforts method of accounting is followed. Exploration and drilling costs are charged to the specific oil-field exploration and depletion reserve, as described below. Accumulated drilling costs corresponding to successful oil wells are capitalized with a credit to this reserve.

f) Specific oil-field exploration and depletion reserve

        The specific oil-field exploration and depletion reserve is established to cover current and future exploration and drilling costs. As oil and gas is extracted from existing wells, the equity reserve is increased based upon a calculated exploration and drilling cost per barrel, with a corresponding amount being charged to cost of sales. Exploration and drilling costs are charged against this reserve as incurred. Accumulated drilling costs related to successful wells are capitalized as fixed assets and a corresponding amount is added back to re-establish the reserve. PEMEX determines the budgeted exploration and drilling cost per barrel based upon engineering studies. During 2002 and 2001, PEMEX maintained the cost per barrel of 5.48 pesos.

g) Inventory valuation

        Inventories are valued as follows:

  I.
  Crude oil for export: At net realizable value, determined on the basis of average export prices at December 31, 2002 and 2001, less a provision for distribution expenses and shrinkage.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

  II.
  Crude oil and derivatives thereof for domestic sales: At cost, as calculated based on net realizable international market prices.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

i) Foreign currency balances and transactions

        Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into and the related asset or liability is recorded. Assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by the SHCP. As described in Note 2 h), in accordance with NIF-06 BIS "A" Section A, exchange losses arising from the impact of currency fluctuations on the value of the foreign currency denominated debt and related interest costs are capitalized as part of the cost of fixed assets. During 2002, exchange losses of Ps. 4,569,508 were capitalized as part of fixed asset costs; during 2001, no exchange losses related to these assets were capitalized, as PEMEX recorded exchange gains on its foreign currency denominated debt; during fiscal year 2000, exchange losses of Ps. 139,692 were capitalized as part of fixed asset costs. Foreign exchange losses, which are not capitalized, and all foreign exchange gains, are charged and credited, respectively, to income of Ps. 425,849, Ps. 3,891,701, and Ps. 876,736 in 2002, 2001 and 2000, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

l)     Taxes and federal duties

        Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based upon petroleum revenues and do not generate temporary differences or deferred income taxes. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta ("Income Tax Law") or the Ley del Impuesto al Activo ("Assets Tax Law"). Some of the Subsidiary Companies are subject to the Income Tax Law; however, such Subsidiary Companies do not generate significant deferred income taxes.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

        The sum of the above duties and taxes must equal 60.8% of Petróleos Mexicanos and the Subsidiary Entities' annual sales revenues to third parties (and an additional 39.2% of the portion of revenues in respect of crude oil sales at prices in excess of U.S. $15.50, U.S. $18.00 and U.S. $15.00 per barrel for 2002, 2001 and 2000, respectively). Therefore, to the extent that the sum of hydrocarbon extraction duties is less than 60.8% of sales to third parties, additional taxes are paid to reach that level.

m)   Special Tax on Production and Services (IEPS Tax)

        The special tax on production and services charged to customers is a tax on the domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold. For financial statement purposes, the special tax on production and services collected from customers is presented as part of "Net domestic sales" and the payment to the Government is deducted after "Income before hydrocarbon extraction duties, special tax on production and services and other".

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

o)    Financial instruments

        PEMEX enters into derivative financial instruments to manage its exposures to foreign currency risk, interest rate risk, oil and natural gas price risk, counterparty risk and investment portfolio risk. Derivative financial instruments designated as hedge instruments are recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Derivative

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

financial instruments not designated as hedge instruments are recorded at fair value. Subsequent fair value adjustments are reflected in the statement of operations.

        As a result of the adoption of Bulletin C-2, "Financial Instruments" ("Bulletin C-2") as of January 1, 2001, PEMEX recognized a charge to earnings totalling Ps. 1,331,247 which has been reflected as a cumulative effect of adopting a new accounting standard. The adjustment was primarily the result for the accounting for the equity swap related to Repsol YPF, S.A. ("Repsol") shares (see additional discussion in Note 10). As more fully described in Note 10, PEMEX has four outstanding equity swaps involving Repsol shares. As Bulletin C-2 has no provision for hedging forecasted transactions, nor does it permit the equity swap to be treated as a hedge since the Repsol shares were considered to have been sold for Mexican GAAP purposes in prior years, the entire fair value at January 1, 2001 related to the equity swaps, which totalled Ps. 1,241,514 was recognized as part of the cumulative effect adjustment. The remainder of the cumulative effect adjustment related to interest rate and cross currency swaps entered into to hedge borrowings in currencies other than the U.S. dollar. These swaps are entered into at or near inception of the debt and carry similar terms and conditions, thus forming a "highly effective" financial hedge.

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

q)    Comprehensive loss

        Comprehensive loss is represented by the net loss plus the effect of restatement, the net increase in the specific oil-field exploration and depletion reserve, and items required by specific accounting standards to be reflected in equity but which do not constitute contributions, reductions or distributions (see Note 12).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

r)     Convenience translation

        United States dollar ("U.S. dollar") amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and the statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

s)     Reclasifications

        Certain reclassifications have been made to 2001 and 2000 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the current year presentation.

t)     Recently issued accounting standards

        In November 2001, MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabilities", and Bulletin C-12, "Contingencies and Commitments".

        Bulletin C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements; contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed; and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 became effective beginning January 1, 2003. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        In December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives, including previously existing intangible assets, should not be amortized, but should be tested for impairment annually. Intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 become effective beginning January 1, 2003. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

        MIPA issued Bulletin C-15, "Impairment and Disposal of Long-Lived Assets", ("Bulletin C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Bulletin C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Bulletin C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Bulletin C-15 provides guidance as to presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition, Bulletin C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that adoption of this statement will have on its consolidated financial statements.

3.     Accounts, notes receivable and other

        Accounts, notes receivable and other amounts are as follows:

	2002		2001
Trade-domestic	Ps.	23,809,858	Ps.	19,757,188
Trade-foreign		6,971,754		4,707,899
Pemex Finance, Ltd		7,481,944		6,576,272
Mexican Government (Note 13) advance payments on minimum guaranteed dividends		9,712,028		2,152,788
Other accounts receivable		9,308,546		12,933,575
Less: allowance for doubtful accounts		(1,911,830)		(1,258,295)

	Ps.	55,372,300	Ps.	44,869,427

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

4.     Inventories

        At December 31, 2002 and 2001, inventories are as follows:

	2002		2001
Crude oil, refined products, derivatives and petrochemical products	Ps.	21,039,871	Ps.	14,018,513
Materials and supplies in stock		4,485,787		4,205,193
Materials and products in transit		942,053		981,580
Less: allowance for slow-moving inventory and obsolescence reserve		(2,062,742)		(1,982,572)

	Ps.	24,404,969	Ps.	17,222,714

5.     Properties and equipment

        The components of this caption, net of accumulated depreciation and amortization, are as follows:

	2002		2001
Land	Ps.	36,533,854	Ps.	34,637,920
Buildings		14,095,394		14,863,887
Wells and field assets		62,526,201		65,994,431
Plants, furnishings and equipment		208,275,760		201,644,888
Offshore platforms		24,800,889		24,205,124

		346,232,098		341,346,250
Fixed assets pending disposition		370,792		287,950
Construction spares		178,077		223,142
Construction in progress		139,317,002		65,055,924

Total	Ps.	486,097,969	Ps.	406,913,266

a)
For 2002 and 2001 fixed assets, excluding furniture and fixtures, vehicles and construction in progress and other non-significant assets, were restated based on specific indexes as determined by Instituto Mexicano del Petróleo (Mexican Petroleum Institute, or "IMP") and by an independent appraiser. The specific index method considers usage, a factor for obsolescence, specific costs, remaining useful lives and the relative classification of the fixed assets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

b)
In accordance with NIF-06 BIS "A" Section A, interest costs and foreign currency losses associated with Petróleos Mexicanos and Subsidiary Entities' debt are capitalized as part of the cost of fixed assets. Interest and exchange losses capitalized totalled Ps. 9,828,586 in 2002, interest capitalized was Ps. 3,779,541 in 2001 and interest and exchange losses capitalized totalled Ps. 4,052,872 in 2000.

c)
Depreciation and amortization expense recorded in operating expenses for the years ended December 31, 2002, 2001 and 2000 was Ps. 31,620,059, Ps. 28,453,367 and Ps. 26,060,936, respectively, which include Ps. 1,309,913, Ps. 1,351,207 and Ps. 1,200,666, respectively, related to dismantlement and abandonment costs. Accumulated depreciation and amortization at December 31, 2002 and 2001 was Ps. 410,154,695 and Ps. 378,586,975, respectively.

d)
The total estimated future costs related to dismantlement and abandonment activities (on an undiscounted current cost basis) at December 31, 2002 and 2001 was estimated at approximately Ps. 16,286,800 and Ps. 15,316,164, respectively, of which PEMEX has accrued Ps. 11,658,613 and Ps. 10,350,204, respectively. The accrued amounts have been included in accumulated depreciation and amortization.

6.     Intangible asset derived from the actuarial computation of labor obligations and other assets

        As of December 31, 2002 and 2001, the intangible and other assets amount consists of:

	2002		2001
Intangible asset derived from the actuarial computation of labor obligations (Note 11)	Ps.	72,690,782	Ps.	59,060,585
Long-term investments and other assets		14,936,767		14,375,392

	Ps.	87,627,549	Ps.	73,435,977

        Included in long-term investments are 18,557,219 shares in Repsol which are held by Petróleos Mexicanos and not under any equity swap arrangement (see Note 10). The carrying value at December 31, 2002 and 2001 was Ps. 4,442,970 and Ps. 3,594,914, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        PMI NASA has a joint venture with Shell Oil Company, in which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method and amounts to Ps. 2,347,115 and Ps. 2,478,969, respectively, at December 31, 2002 and 2001. During 2002, 2001 and 2000, PEMEX recorded (Ps. 245,844), Ps. 530,949 and Ps. 498,983 of (losses) earnings, respectively, relative to its interest in the joint venture which has been reflected in the line item "Other revenues" in the statements of operations. During 2002, 2001 and 2000 PEMEX paid the joint venture Ps. 2,515,511, Ps. 3,717,666 and Ps. 3,217,047 respectively, for the processing of petroleum. During 2000 PEMEX, through its subsidiary company, PMI NASA, paid Ps. 15,768 to the joint venture under the terms of the contract which calls for contributions from PMI NASA based upon the refinery's operating margin. In July 2000, the above noted contract was modified retroactively respective to the contribution on the refining operating margin; the amounts presented are as revised per the modified contract.

        Long-term investments also include PEMEX's 46.85% investment in Mexicana de Lubricantes, S.A. de C.V. ("MexLub") an associated company. During 2002, PEMEX decided to create a valuation allowance over the investment of MexLub of Ps. 514,079. At December 31, 2002 and 2001, this investment (net) amounted to Ps. 129,317 and Ps. 642,619, respectively.

7.     Sale of future accounts receivable

        On December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services B.V. entered into several agreements with Pemex Finance, Ltd. ("Pemex Finance"), a limited liability company which was organized under the laws of the Cayman Islands. Under these agreements, Pemex Finance purchases certain existing accounts receivable for crude oil, as well as certain accounts receivable to be generated in the future by Pemex-Exploration and Production and PMI related to crude oil. The current and future accounts receivables sold are those generated or to be generated by the sale of Maya crude oil to designated customers in the United States, Canada, and Aruba. The net resources obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS (see Note 2 d)). At December 31, 2002 and 2001, the sales under these agreements were Ps. 43,438,885 and Ps. 44,685,602, respectively.

        "Sale of future accounts receivable" relates to the purchase of rights to certain accounts receivable that will be generated based on existing commitments and is therefore treated as a liability to PEMEX. Sale of future accounts receivable has been classified as a long-term liability as of December 31, 2002 and 2001. The agreements between Petróleos Mexicanos, Pemex-Exploration and Production, PMI, P.M.I. Services B.V. and Pemex Finance establish short-term repayments; however, such agreements are evergreen and it is not expected that current resources will be used in

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

repayments as the agreements do not bear a re-financing risk. Pemex Finance has a proven continuous ability to contract debt in the international market sufficient to sustain the acquisition of accounts receivable from PEMEX.

8.     Notes payable to contractors

        At December 31, 2002 and 2001, the notes payable to contractors consisted of:

	2002	2001
Total notes payable to contractors (a) (b) (c)	Ps. 28,996,948	Ps. 14,900,765
Less: Current portion of notes payable to contractors	1,577,543	1,256,395

Notes payable to contractors (long-term)	Ps. 27,419,405	Ps. 13,644,370

(a)
On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the "Ing. Héctor R. Lara Sosa" refinery in Cadereyta, N.L.

  The original amount of the financed public works contract was U.S. $1,618,352, plus a financing cost of U.S. $805,648, due in twenty semi-annual payments of U.S. $121,200. The original amount of the unit-price public works contract was U.S. $80,000, including a financing cost of U.S. $47,600 payable monthly based on the advancement of the project. At December 31, 2002 and 2001, the outstanding balance was Ps. 13,704,218 and Ps. 13,717,107, respectively.

(b)
On June 25, 1997, PEMEX entered into a 10-year service agreement, with a different contractor, for a daily fee of U.S. $82,500 for the storage and loading of stabilized petroleum by means of a floating system ("FSO"). At December 31, 2002 and 2001, the outstanding balance was Ps. 1,197,513 and Ps. 1,160,283, respectively

(c)
During 2002, PEMEX accrued payables to various contractors totalling Ps. 14,047,779 relating to the upgrade of the refineries located in Salamanca, Guanajuato, and Madero City, Tamaulipas.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

9.     Debt

        As of December 31, 2002, PEMEX had Ps. 20,757,170 in lines of credit bearing various interest rates. As of December 31, 2002, the unused portion of the lines of credit was Ps. 4,662,830.

        During 2002, significant financing operations were as follows:

  a.
  Petróleos Mexicanos obtained loans from export credit agencies totalling U.S. $225,000 (Ps. 2,320,312). The loans are repayable during 2003 and bear interest at LIBOR plus 0.55% to 0.65%.

  b.
  Petróleos Mexicanos obtained unsecured loans of U.S. $650,000 (Ps. 6,703,125) from domestic banks. The unsecured loans bear interest at LIBOR plus 0.625% to 0.760% and are repayable during 2003.

  c.
  Petróleos Mexicanos issued U.S. $962,500 (Ps. 9,925,781) under the commercial paper program as reutilization of the program which has been authorized in December 2001 for a total amount of U.S. $445,000 (Ps. 4,589,062). At any time, the total amount outstanding under this program never exceeds the total amount of the program. This commercial paper bears interest at the discount rate prevailing in the market as of the date of each issuance and the program expires in 2004.

  d.
  Petróleos Mexicanos reutilized U.S. $785,000 (Ps. 8,095,312) from two acceptance credit facilities. These facilities were contracted in 2001 and both will expire in 2004. At PEMEX's option, the acceptance credit facilities bear interest at LIBOR rate plus 0.6%.

  e.
  Petróleos Mexicanos obtained U.S. $146,442 (Ps. 1,510,183) for purchasing loans and project financing, granted by various export credit agencies. The project financing credits bear fixed interest from 4.14% to 5.51% and LIBOR plus 0.625% to 0.225%. The purchasing loans and project financing are repayable from 2003 through 2010.

  f.
  PMI Trading Limited obtained U.S. $10,000 (Ps. 103,125) in a bank loan from a financial institution. The bank loan bears fixed interest rate of 2.2345% and is due in January 2003.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        During 2002, the Master Trust undertook the following financing activities:

  a.
  The Master Trust obtained commercial bank loans totalling U.S. $650,000 (Ps. 6,703,125). These loans bear interest at LIBOR plus 0.9% and are repayable in 2004. Also the Master Trust obtained commercial bank loans for Ps. 11,500,000. These loans bear interest at domestic rate of 8.3% and 8.13% and are repayable from 2003 through 2005.

  b.
  On January 7, 2002, the Master Trust issued U.S. $500,000 (Ps. 4,978,400) bearing an interest rate of LIBOR plus 1.5% Notes due 2005. The Notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

  c.
  On February 1, 2002, the Master Trust issued U.S. $1,000,000 (Ps. 9,956,800) bearing a fixed interest rate of 7.875% Notes due 2009. The Notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

  d.
  On February 1, 2002, the Master Trust issued U.S. $500,000 (Ps. 4,978,400) bearing a fixed interest rate of 8.625% Bonds due 2022. The bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

  e.
  On December 3, 2002, the Master Trust increased its Medium-Term Note program, Series A from U.S. $6,000,000 (Ps. 61,875,000) to U.S. $11,000,000 (Ps. 113,437,500).

  f.
  On December 5, 2002, the Master Trust issued ¥30,000,000 (Ps. 2,607,000) bearing a fixed interest rate of 3.50% Notes due 2023.

  g.
  On December 12, 2002, the Master Trust issued U.S. $1,000,000 (Ps. 10,312,500) bearing a fixed interest rate of 7.375% Bonds due 2014. The notes were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

  h.
  The Master Trust obtained U.S. $2,042,500 (Ps. 21,063,281) in project financing from several financial institutions, of which U.S. $300,000 (Ps. 3,093,750) relates to foreign trade financing and U.S. $742,500 (Ps. 7,657,031) to financing guarantee by export credit agencies, which include ¥13,962,623 (Ps. 1,213,352) and U.S. $1,000,000 (Ps. 10,312,500) to a syndicated facility. The project financing bears fixed interest at rates between 4.14% and 5.74% and variable rates of LIBOR plus 0.05% to 2.25% and the Yen Prime rate. The project financing is repayable between 2003 and 2013.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        During 2001, the following debts were contracted by PEMEX:

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

  b.
  At various dates during 2001, Petróleos Mexicanos obtained loans from export credit agencies totalling U.S. $121,072 (Ps. 1,106,877) granted by various export credit agencies. The loans are repayable from 2002 through 2009 and bear interest at LIBOR plus 0.625% to 1.25%.

  c.
  At various dates during 2001, Petróleos Mexicanos obtained unsecured loans of U.S. $1,800,000 (Ps. 16,456,140) from national banks, which were utilized to finance working capital requirements. As of December 31, 2001, U.S. $950,000 (Ps. 8,865,185) of the unsecured loans were outstanding. The unsecured loans bear interest at LIBOR plus 0.55% to 0.90% and are repayable during 2002.

  d.
  On August 29, 2001, Petróleos Mexicanos issued U.S. $600,000 (Ps. 5,485,380) of 6.50% Guaranteed Notes due 2005. The notes were issued under Petróleos Mexicanos's Medium Term Note program, Series B, and are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

  e.
  On October 30, 2001, PMI NASA obtained U.S. $50,270 (Ps. 459,587) in a bank loan from a financial institution. The bank loan bears interest at LIBOR plus 0.75% and is due in October 2002.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

  h.
  During 2001, Petróleos Mexicanos obtained U.S. $7,600 (Ps. 69,481) for purchasing loans and project financing. The project financing credits bear interest at LIBOR plus 0.62% to 2%. The amounts obtained during 2001 are repayable semi-annually through 2011.

        The Master Trust contracted the following debt during 2001:

  a.
  In September and October 2001, the Master Trust obtained commercial bank loans totalling U.S. $450,000 (Ps. 4,114,035), which were utilized for PIDIREGAS projects. These loans bear interest at LIBOR plus 0.9% and are repayable in 2004.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        Each year, SHCP approves Petróleos Mexicanos and Subsidiary Entities' annual budget and its annual financing program. The Mexican Government incorporates Petróleos Mexicanos and Subsidiary Entities' annual budget and annual financing program into the budget of the Mexican Government, which the Federal Congress of Mexico must approve each year. PEMEX's debt is not an obligation of, or guaranteed by, the Mexican Government. However, under the Ley General de Deuda Pública (the "General Law of Public Debt"), Petróleos Mexicanos and Subsidiary Entities' foreign debt obligations must be approved by and registered with the SHCP and are considered Mexican external public debt. Although Petróleos Mexicanos' debt is not guaranteed by the Mexican Government, Petróleos Mexicanos' external debt has received pari passu treatment in previous debt restructurings.

        Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

  •
  Sales of substantial assets essential for the continued operations of the business;

  •
  Liens against its assets; and

  •
  Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

        As of December 31, 2002 and 2001, long-term debt was as shown in the following page.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

			December 31, 2002			December 31, 2001
	Rate of interest(4)	Maturity	Pesos		Foreign currency	Pesos		Foreign currency
			(thousands)		(thousands)	(thousands)		(thousands)
U.S. dollars:
Unsecured loans(1)	Domestic and LIBOR plus 0.8125	Various to 2006	Ps.	2,278,586	220,954	Ps.	5,002,105	547,139
Unsecured loans	Domestic and LIBOR plus 0.625 to 0.95	Various to 2006		9,787,809	949,121		8,685,185	950,000
Acceptance lines	LIBOR plus 0.6%	2003		8,095,313	785,000		7,176,706	785,000
Bonds	Various from 6.5% to 9.5% and LIBOR plus 1.5	Various to 2027		99,497,475	9,648,240		63,522,890	6,948,239
Financing assigned to PIDIREGAS	Various from 5.31% to 7.69% and LIBOR plus 0.2% to 2.25%	Various to 2013		57,824,572	5,607,231		32,288,099	3,531,726
Purchasing loans and project financing	Various from 2.6% to 7.77% and LIBOR plus 0.0625% to 2.00%	Various to 2011		4,413,561	427,982		3,729,497	407,939
Leasing contracts	Various from 8.05% to 10.21%	Various to 2003		2,873,677	278,660		2,916,661	319,029
Commercial paper	Various from 1.345% to 1.42%	Various to 2003		4,460,156	432,500		2,079,873	227,500
External trade loans	LIBOR plus 0.55% to 0.65%	Various to 2003		2,320,312	225,000		4,479,727	490,000
Others	Various from 8.2725% to 10.10%	Various to 2008					1,676,174	183,342
Bank loans	Fixed of 2.2345%	2003		103,600	10,046		459,587	50,270

Total financing denominated in U.S. dollars				191,655,061	18,584,734		132,016,504	14,440,184

Euros:
Euro bonds	Fixed rate 7.75% and LIBOR plus 1.65%	Various to 2008		14,566,367	1,346,394		10,970,713	1,355,932
Unsecured loans	Domestic and LIBOR plus 0.8125 to 2.00	Various to 2016		86,357	7,982

				14,652,724	1,354,376		10,970,713	1,355,932
Pesos:
Project financing	Various from 8.3% to 8.13%	2004 and 2005		11,500,000	11,500,000

Japanese yen:
Bonds	Interest rate of 3.5%	2023		2,607,000	30,000,000
Project financing	From 1.6% to 6.6% and Prime in yen	Various to 2015		14,689,116	169,034,706		12,132,480	174,067,145

				17,296,116	199,034,706		12,132,480	174,067,145
Other currencies(2)		Various to 2016		2,087,567			1,700,357

Total principal in pesos(3)				237,191,468			156,820,054
Plus: Accrued interest				3,353,409			2,596,047

Total principal and interest				240,544,877			159,416,101
Less: Short-term maturities				49,496,895			36,246,106

Long-term debt			Ps.	191,047,982		Ps.	123,169,995

	2003		2004		2005		2006		2007		2008 and thereafter		Total
Maturities (in thousands of pesos)	Ps.	46,143,486	Ps.	24,765,082	Ps.	32,286,139	Ps.	18,054,222	Ps.	26,192,367	Ps.	89,750,172	Ps.	237,191,468

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

Notes to table:

(1)
Unsecured loans remain from a debt restructuring in 1987. This restructuring extended maturities to new periods through 2006.

(2)
Balance includes market operations, unsecured loans, loans denominated in Pounds sterling and Swiss francs, all carrying different interest rates.

(3)
Includes financing from foreign banks for Ps. 229,925,305 and Ps. 149,517,308 as of December 31, 2002 and 2001, respectively.

(4)
As of December 31, 2002 the LIBOR rate was 1.38% (1.98125% in 2001), the Eurodollar rate was 1.38% (1.81% in 2001), the U.S. Discount rate was 1.42% (1.25% in 2001), the Prime rate in Japanese yen was 1.375% (1.85% in 2001), and the Acceptance rates ranged from 1.42% to 1.82%.

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

        The Risk Management Committee of PEMEX, comprised of representatives of PEMEX, the Central Bank of Mexico, SHCP, and PMI, authorizes PEMEX's hedging strategies and submits the risk management policies for the approval of the Board of Directors of Petróleos Mexicanos (the "Board of Directors").

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

(i) Credit risk

        PEMEX is subject to credit risk through trade receivables, short-term cash investments and derivative financial instruments. A significant portion of PEMEX's sales is to customers whose activities are related to the gas industry, including some who are located in foreign countries (primarily the United States). To monitor this risk, PEMEX has established an internal credit committee to monitor credit policies and procedures. However, PEMEX closely monitors extensions of credit and has never experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. PEMEX invests excess cash in low-risk, liquid instruments, which are placed with a wide array of institutions.

(ii) Counterparty risk from the use of derivative financial instruments

        PEMEX is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, PEMEX's credit risk will equal the positive fair value of the derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes PEMEX, thus creating a repayment risk for PEMEX. When the fair value of a derivative contract is negative, PEMEX owes the counterparty and, therefore, assumes no repayment risk.

        In order to minimize the credit risk in derivative instruments, PEMEX enters into transactions with high quality counterparties, which include financial institutions and commodities exchanges that satisfy PEMEX's established credit approval criteria. Normally, these counterparties have higher credit standing than that of PEMEX.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        Interest rate hedging strategies have permitted PEMEX to effectively change the characteristics of its liabilities. At December 31, 2002, the effective interest rate on approximately 57% (60% in 2001) of PEMEX's debt is at a fixed rate, contracted directly or by using derivatives instruments.

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

        In December 2002, PEMEX entered into a cross-currency swap with a termination date in 2023 to hedge its exposure in Japanese yen. Given the long-term nature of this obligation, the swap used to hedge this risk includes an option to rescind the contract linked to a defined set of credit default events by PEMEX. In case such an event occurs, the swap terminates without any additional obligation to any of the parties. This swap has a notional amount of U.S. $241.4 million and accounts for 5.7% of the total outstanding cross-currency swap position.

(v) Commodity price risk management

        Crude oil:

        PEMEX's exports and domestic sales are related to international hydrocarbon prices, thus exposing PEMEX to fluctuations in international markets. PEMEX shares this risk with the Mexican Government through its current fiscal regime. Currently, PEMEX does not enter into any long-term hedge against fluctuations in crude oil prices. However, in order to lessen the effect of a decline in hydrocarbon prices, since 1998, the Mexican Government, along with PEMEX, agreed to reduce the volume of crude oil exports in conjunction with the major international oil producers to improve

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

international oil prices. Notwithstanding, during December 2002 PEMEX entered into a short-term crude oil price hedge through the use of options for approximately 6% of the PEMEX total production.

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

        Natural gas:

        As part of the Mexican Government's policy of promoting economic growth, SHCP, the Ministry of Economy, the Ministry of Energy and PEMEX announced a natural gas pricing program on January 2001 for certain industrial consumers of natural gas in Mexico. Under this program, Mexican industrial consumers that hold outstanding natural gas price hedging instruments may enter into a three-year agreement with PEMEX to purchase natural gas from PEMEX at a fixed reference price of 4.00 U.S. dollars per million BTUs. PEMEX entered into a number of such contracts in 2001. Participation by the industrial consumers in the program was optional.

        As part of PEMEX's risk management strategy, PEMEX has entered into a number of derivative instruments, primarily swaps and futures, for hedging purposes. These instruments are designed to unlock the fixed price sales under the three-year agreements, while locking in a profit margin, and were entered into for approximately 91% of the total volume of natural gas sold under these three-year fixed price agreements. The risk management strategy used to hedge these fixed price sales leaves PEMEX with an exposure to basis risk arising from the difference between the index used to hedge the natural gas sales at a fixed price and the index used as reference to mark to market these fix-price contracts. This basis risk is treated as an inefficiency of the transaction and may impact PEMEX's earnings in a period other than the one during which the transaction may be realized.

(vi) Investment portfolio risk management

        PEMEX currently holds four equity swaps with respect to shares of Repsol. In 1994, PEMEX entered into an equity swap, which was restructured in March 2000, resulting in a swap with respect to 26,427,781 Repsol shares. These equity swaps were divided into three tranches, having one to three-year maturities. Upon the maturity of the first two tranches, PEMEX has entered into three-month swaps for such shares. In addition, in January 2000, PEMEX entered into a second equity

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

swap with respect to 13,679,704 Repsol shares maturing in three years. As of December 31, 2002 the market value of the Repsol shares was U.S. $13.22 per share.

(vii) Fair value of derivative financial instruments

        The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. The fair value of foreign currency, commodity and interest rate financial derivatives is monitored on a periodic basis ranging from daily to at least quarterly. Fair values are calculated for each derivative financial instrument, which is the price at which one party would assume the rights and duties of another party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

        The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments.

  •
  Currency, gas and product swaps are valued separately at future rates or market prices as of the balance sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets when possible.

  •
  Market prices for currency and gas options are valued using standard option-pricing models commonly used in the market.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        The following table indicates the types of current swaps, their notional amount and fair value at December 31, 2002 and 2001.

	2002				2001
	Notional amount		Fair value		Notional amount		Fair value
Interest rate swaps	Ps.	4,166,863	(Ps.	336,971)	Ps.	914,230	(Ps.	84,848)
Equity swaps		6,589,202		(1,162,613)		6,936,114		(1,701,683)

        The following table indicates the type of cross-currency swaps and their respective fair values at December 31, 2002 and 2001.

	2002				2001
	Notional amount		Fair value		Notional amount		Fair value
Italian lire to U.S. dollars					Ps.	3,777,142	(Ps.	1,281,899)
British pounds to U.S. dollars	Ps.	2,023,570	Ps.	27,433		1,138,216		(174,089)
Japanese yens to U.S. dollars		15,107,246		55,467		4,423,074		(292,435)
Euro to U.S. dollars		14,402,316		(1,016,237)		8,511,616		(1,533,064)

	Ps.	31,533,132	(Ps.	933,337)	Ps.	17,850,048	(Ps.	3,281,487)

        The following table indicates the commodity derivative instruments, and their fair value at December 31, 2002 and 2001 in thousands of U.S. dollars.

	2002 Fair value		2001 Fair value
Swaps	US$	166,234	(US$	342,874)
Options		(8,781)		(15,726)
Futures		(3,649)		(88,430)

Note: Fair value of derivative financial instruments presented in the previous schedules are presented for information purposes only.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        Fair value of financial instruments other than derivatives

        The estimated fair value of financial instruments other than derivatives, for which it is practicable to estimate that value, as of December 31, 2002 and 2001 are as follows:

	2002		2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	Ps. 43,876,446	Ps. 43,876,446	Ps. 14,441,864	Ps. 14,441,864
Accounts receivable, notes and other	55,372,300	55,372,300	44,869,427	44,869,427
Liabilities:
Suppliers	Ps. 29,270,622	Ps. 29,270,622	Ps. 23,503,971	Ps. 23,503,971
Accounts payable	6,731,832	6,731,832	8,426,580	8,426,580
Sale of future accounts receivable	43,438,885	43,438,885	44,685,602	44,685,602
Taxes payable	26,693,674	26,693,674	2,515,370	2,515,370
Short-term debt	49,496,895	49,496,895	36,246,106	36,246,106
Notes payable to contractors short-term	1,577,543	1,577,543	1,256,395	1,256,395
Notes payable to contractors long-term	27,419,405	31,060,462	13,644,370	14,827,874
Long-term debt	191,047,982	203,627,142	123,169,995	127,235,896

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

11.   Reserve for Retirement Payments, Pensions and Seniority Premiums

        PEMEX has labor obligations for seniority premiums and pensions, according to regulations established by the Ley Federal del Trabajo (the "Federal Labor Law"), and provisions in the individual and collective labor contracts. This compensation is only payable after the worker or employee has worked a certain number of years. Benefits are based on the employee's compensation as of his retirement date, as well as the number of years of service. PEMEX has established a reserve for retirement and seniority premium benefits, determined by independent actuaries. The reserve is calculated by independent third party actuaries using the projected unit-

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

credit method. The net cost of the plan recorded in the consolidated statements of operations amounted to Ps. 37,134,827, Ps. 33,849,168 and Ps. 29,901,504 in 2002, 2001, and 2000, respectively.

        The amount of benefits projected for pensions and seniority premiums, determined by independent actuaries, is as follows:

	2002	2001
Obligation for current benefits	Ps. 219,859,863	Ps. 178,379,613
Additional amount for projected benefits	48,806,731	46,155,618

Projected benefits obligation	268,666,594	224,535,231
Less:
Plan assets (trust funds)	6,603,230	5,803,396

	262,063,364	218,731,835
Transition liability to be amortized over the following 5 years, actuarial gains or losses, prior service costs and plan amendments	121,435,594	104,760,916

Net projected liability	140,627,770	113,970,919
Additional minimum liability	72,690,782	59,060,585

Accumulated obligation	Ps. 213,318,552	Ps. 173,031,504

        Actuarial assumptions used in the calculation of net seniority premium and pension plan cost for the years 2002 and 2001, are the following:

Expected long-term rate of return on assets	12%
Discount rate	11%
Rate of increase in compensation levels	7%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

12.   Comprehensive loss

        Comprehensive loss for the years ended December 31, 2002, 2001 and 2000 is analyzed as follows:

	2002		2001		2000
Net loss for the year	(Ps.	30,492,113)	(Ps.	34,090,587)	(Ps.	19,710,392)
Effect of restatement in the year—Net		8,685,724		7,783,568		12,042,509
Net increase in specific oil-field exploration and depletion reserve		1,747,867		3,587,309		2,241,993
Other equity movements(1)		40,627		544,370		(68,692)

Comprehensive loss for the year	(Ps.	20,017,895)	(Ps.	22,175,340)	(Ps.	5,494,582)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        During 2002, Petróleos Mexicanos paid Ps. 9,712,028 (Ps. 2,152,788 during 2001) to the Mexican Government in advance payments on account of the minimum guaranteed dividend. These payments will be applied to the final amount that the Board of Directors approves as the total annual dividend, which is usually in the following fiscal year.

14.   Foreign Currency Position

        PEMEX has the following assets and liabilities denominated in foreign currencies, which are stated in pesos at the exchange rate prevailing at December 31, 2002 and 2001:

	Amounts in foreign currency (Thousands)
	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
2002:
U.S. dollars	12,969,633	32,372,228	(19,402,595)	10.3125	(Ps.	200,089,261)

Japanese yen	102,593,907	204,882,010	(102,288,103)	0.0869		(8,888,836)

Pounds sterling	125,208	125,479	(271)	16.6217		(4,504)

Swiss francs		669	(669)	7.4572		(4,989)

Dutch guilders	40		40	4.9044		196

Euros	1,318,788	1,369,405	(50,617)	10.8188		(547,615)

Net-short position, before foreign-currency hedging (Note 10)					(Ps.	209,535,009)

2001:
U.S. dollars	2,693,204	13,967,347	(11,274,143)	9.1423	(Ps.	103,071,598)

Japanese yen		71,758,328	(71,758,328)	0.0697		(5,001,555)

Dutch guilders	40		40	3.6715		147

Pounds sterling		165,377	(165,377)	13.2600		(2,192,899)

Austrian schillings		212	(212)	0.5880		(125)

Euros	467	1,383,966	(1,383,499)	8.0909		(11,193,752)

Other currencies	various	various	various	various		(4,686)

Net-short position, before foreign-currency hedging (Note 10)					(Ps.	121,464,468)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

	Effect on balance sheets
	2002				2001
	NIF-06 BIS "A" Basic financial statements		Bulletin B-10 restated amounts (unaudited)
Equity:
Certificates of Contribution "A"	Ps.	10,222,463	Ps.	10,222,463	Ps.	10,222,463
Specific oil-field exploration and depletion reserve		9,804,251		9,804,251		16,278,784
Revaluation surplus		190,523,462
Retained earnings (losses):
Prior years		(79,362,514)		(65,220,960)		(45,267,802)
Current year		(30,492,113)		(21,685,863)		(26,022,769)
Restatement of equity				688,162,080		653,837,966
Deficit from the restatement of equity:
Loss on accumulated monetary position				(82,000,566)		(77,577,999)
Equity monetary result				9,297,711		8,796,254
Accumulated deficit from holding non-monetary assets				(447,883,567)		(417,400,664)

	Ps.	100,695,549	Ps.	100,695,549	Ps.	122,866,233

	Effect on statements of income
	2002		2001		2000
Comprehensive cost of financing:
Interest expense and exchange loss capitalized in fixed assets	(Ps.	9,828,586)	(Ps.	3,779,541)	(Ps.	4,052,872)
Monetary position gain, net (unaudited)		18,634,836		11,847,359		8,542,995

	Ps.	8,806,250	Ps.	8,067,818	Ps.	4,490,123

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

  2)
  The Certificates of Contribution "A" have been restated by applying the factor derived from the NCPI to the contributions based on the year in which they were made, in order to present them in terms of the same purchasing power. The same procedure was applied to the equity reserves and retained earnings. The figure for these items is presented under the caption "Restatement of equity".

  3)
  The deficit or surplus from holding non-monetary assets represents the difference achieved by comparing these asset balances, restated as discussed in Note 2 b) to the result from applying NCPI to such non-monetary assets.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        Other:

5)
The consolidated balance sheets as of December 31, 2002 and 2001 would be stated in pesos with purchasing power restated as of those dates and the related consolidated statements of operations are stated in pesos reflecting average purchasing power for those years. The consolidated balance sheets are prepared under a NIF-06 BIS "A" Section A basis (see Note 2 b)).

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

  PEMEX has recorded obligations for environmental remediation as of December 31, 2002 and 2001 of Ps. 2,199,755 and Ps. 2,316,175, respectively. These liabilities are included in the "Reserve for sundry creditors and others".

c.
A trust agreement has been formed between Pemex-Gas and Basic Petrochemicals as beneficiary, Distribuidora de Gas de Querétaro, S.A. de C.V.; DGN de la Laguna Durango, S. de R.L. de C.V.; DGN de Chihuahua, S. de R.L. de C.V.; Repsol México, S.A. de C.V. (now Gas Natural de México, S.A. de C.V.); Gas Natural del Río Pánuco, S. de R.L. de C.V.; Tamauligas, S.A. de C.V.; NATGASMEX, S.A. de C.V.; Consorcio Mexigas, S.A. de C.V.; Comercializadora Metrogas, S.A. de C.V. (formerly DIGANAMEX, S.A. de C.V.) and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

  Distribuidora de Gas Natural de Jalisco, S.A. de C.V., as trustees, and the Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services, S.N.C.) as trust administrator. Pursuant to this agreement, Pemex-Gas and Basic Petrochemicals is obligated to transfer the right to the use of assets associated with natural gas distribution from Pemex-Gas and Basic Petrochemicals to the trustees and, in return, the trustees are obligated to deposit in the trust a payment for the right of use of the transferred assets. This payment was approximately Ps. 233,146 and Ps. 332,799 at December 31, 2002 and 2001, respectively. The trust administrator is obligated to transfer the ownership of the assets to the trustees once the title and control of the assets has been formalized and properly accredited into the name of the trustees.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

e.
At December 31, 2002, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of Ps. 17,523,211. At December 31, 2002 and 2001, PEMEX has accrued Ps. 1,064,257 and Ps. 1,026,561, respectively, related to those contingencies for which management believes that the outcome will be unfavorable.

f.
PEMEX presently faces claims in courts, filed by service providers for damages amounting to U.S. $497,300 (Ps. 5,128,406). These legal proceedings have recently begun and PEMEX believes that to date it is not necessary to create any provision.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

g.
PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 817,534). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 47,190). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 51,037) for unsatisfactory work. At the present time, documentary evidence is now in the process of being presented to the court.

h.
PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At December 31, 2002 and 2001, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 22,196,957 and Ps. 22,015,737, respectively. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with said contract.

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

•
The payment of a fine in the amount of Ps. 8,528;

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

k.
At December 31, 2002, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 117,643,793. These contracts are for the development of PIDIREGAS and, therefore, subject to standards required in NIF-09-A (see Note 2 d)).

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

m.
PEMEX was named the defendant in a lawsuit filed by Conproca in relation to the Contrato de Obra Pública Financiada (Financed Public Construction Contract) and the Contrato de Obra Pública a Precios Unitarios (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS, due to the non-fulfillment of the terms agreed by the involved parties. In response to the lawsuit, PEMEX appeared before the International Arbitration Court of the International Chamber of Commerce located in Paris, France, on September 14, 2001.

  As a result of the lawsuit above, PEMEX was required to pay U.S. $497,400 for the alleged non-fulfillment of diverse contracts and agreements between Conproca and PEMEX. The amount awarded Conproca is for additional contract work, indemnities and additional expenses incurred and not refunded by PEMEX. Subsequently, PEMEX filed a counterclaim against Conproca in relation to the non-fulfillment of contracts and agreements in the Cadereyta Project. The amount of the counterclaim is U.S. $919,200 and is pending resolution. As such, no provision has been recorded as of December 31, 2002 in relation to the lawsuit.

17.   Marketing of gas

        During 2000 and through February 2001, the market-selling price of liquid gas was determined by reference to the average price for the last three months with a maximum increase of up to 2%. Effective March 2001, by decree of the Economic Committee headed by the Ministry of Economy, the selling price was set at 3.461 pesos per ton for a four-month period. On July 27, 2001, the Comisión Reguladora de Energía ("CRE") published a release for the selling price of liquid gas in the Official Daily Gazette, effective August 1, 2001. This price release consists of applying the reference market-selling price of liquid gas, which is based upon the Mount Bellevue price.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

18.   Hydrocarbon Reserves (unaudited)

        In accordance with the Political Constitution of the United Mexican States and the Organic Law, all reserves of petroleum and other hydrocarbons in Mexico are the property of the nation. Furthermore, as mandated by the Organic Law, PEMEX has the exclusive right to extract and exploit the resources. Mexico's proved reserves of hydrocarbons were 20,077 million barrels of oil equivalent at December 31, 2002 and 21,893 million barrels of oil equivalent at December 31, 2001. Reserves have been adjusted by revisions, increases and developments and have been decreased by the production for the year.

19.   Differences between Mexican GAAP and U. S. GAAP

        A summary of the significant differences between the accounting principles followed by PEMEX and generally accepted accounting principles in the United States ("U.S. GAAP") is presented below.

        The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and, as to the recognition of inflation, in accordance with NIF-06 BIS "A" section A applicable to public-sector entities, which differs in certain significant respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

I.     Differences in measurement methods:

        The principal differences between Mexican GAAP and U.S. GAAP are disclosed below. Loss represents pre-tax loss, because PEMEX is not subject to Mexican income taxes, and is reconciled as follows:

	2002		2001		2000
Net loss for the year under Mexican GAAP	(Ps.	30,492,113)	(Ps.	34,090,587)	(Ps.	19,710,392)

U.S. GAAP adjustments:
Exploration and drilling costs(a)		926,008		2,034,465		3,710,002
Pensions and seniority premiums(b)		(586,224)		(263,476)		(203,877)
Post-retirement benefits(c)		(6,785,498)		(6,066,029)		(5,777,295)
Accrued vacation(d)		(32,746)		(62,405)		(83,096)
Fixed asset adjustments:
• Depreciation expense(f)		12,321,750		10,611,702		10,364,367
• Foreign currency exchange losses and capitalized losses of hedging financial instruments(g)		(4,841,357)				(139,692)
• Capitalization of interest, net(h)		525,597		1,431,466		471,555
• Fixed asset impairment, net(i)		556,087		(5,571,939)		(3,236,480)
• Depreciation convention(j)		(502,263)		(1,020,650)		(1,443,270)
Accounting for financial instruments:
• Difference in cumulative effect of adoption of new financial instruments standards(k)				5,122,515
• Difference in current period effect(k).		(2,925,699)		2,482,947		(11,005)
Sale of shares of Repsol(l)						(118,742)
Profit in inventory(m)		(963,441)		(52,120)		(518,791)

Total U.S. GAAP adjustments, net		(2,307,786)		8,646,476		3,013,676
Net loss for the year under U.S. GAAP	(Ps.	32,799,899)	(Ps.	25,444,111)	(Ps.	16,696,716)

Components of U.S. GAAP net loss:
Loss from continuing operations	(Ps.	32,799,899)	(Ps.	29,235,380)	(Ps.	16,696,716)
Cumulative effect of accounting change(k)				3,791,269

Net loss for the year	(Ps.	32,799,899)	(Ps.	25,444,111)	(Ps.	16,696,716)

Comprehensive loss under U.S. GAAP:
Net loss for the year under U.S. GAAP	(Ps.	32,799,899)	(Ps.	25,444,111)	(Ps.	16,696,716)
Other comprehensive loss:
Additional minimum pension liability(c)		(8,179,984)
Derivative financial instruments(k)		853,982		(470,653)
Unrealized gains (losses) on securities(o)		183,446		(1,240,660)		(3,922,094)
Other equity movements		40,627		544,370

		(7,101,929)		(1,166,943)		(3,922,094)
Comprehensive loss	(Ps.	39,901,828)	(Ps.	26,611,054)	(Ps.	20,618,810)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

	2002		2001
Components of accumulated other comprehensive (loss) income at December 31,:
Additional minimum pension liability(c)	(Ps.	8,179,984)
Derivative financial instruments(k)		383,329	(Ps.	470,652)
Unrealized gains on securities(o)		4,029,060		3,845,614
Other equity movements (translation adjustment)		584,997		544,370

Accumulated other comprehensive income	(Ps.	3,182,598)	Ps.	3,919,332

	2002		2001
Equity (deficit) is reconciled as follows:
Equity under Mexican GAAP	Ps.	100,695,549	Ps.	122,866,233
U.S. GAAP adjustments:
Exploration and drilling costs(a)		15,059,427		15,881,285
Pensions and seniority premiums(b)		(12,274,885)		(3,508,677)
Post-retirement benefits(c)		(32,406,643)		(25,621,145)
Accrued vacation(d)		(496,502)		(463,756)
Fixed asset adjustments:
• Inflation accounting—fixed assets valuation(e)		(121,066,759)		(112,381,035)
• Accumulated depreciation(f)		56,667,238		44,345,488
• Foreign currency exchange losses and capitalized losses of hedging financial instruments(g)		(69,348,925)		(64,507,568)
• Capitalization of interest, net(h)		(1,773,015)		(2,298,612)
• Impairment, net(i)		(21,518,318)		(22,074,405)
• Depreciation convention(j)		(2,966,183)		(2,463,920)
Accounting for financial instruments(k)		5,063,092		7,134,809
Sale of shares of Repsol(l)		(361,150)		(361,150)
Profit in inventory(m)		(1,534,352)		(570,911)
Advanced payments on minimum guaranteed dividend(n)		(9,712,028)		(2,152,788)
Available-for-sale investment securities(o)		4,029,060		3,845,614

Total U. S. GAAP adjustments, net		(192,639,943)		(165,196,771)

Deficit under U. S. GAAP	(Ps.	91,944,394)	(Ps.	42,330,538)

	2002		2001
Changes in U.S. GAAP equity for the year ended December 31:
Deficit at December 31	(Ps.	42,330,538)	(Ps.	13,566,696)
Net loss for the period		(32,799,899)		(25,444,111)
Minimum guaranteed dividends		(9,712,028)		(2,152,788)
Other comprehensive income:
Additional minimum pension liability		(8,179,984)
Derivative financial instruments		853,982		(470,653)
Unrealized gains (losses) on available-for-sale investment securities		183,446		(1,240,660)
Other equity movements (translation adjustments)		40,627		544,370

Deficit at December 31	(Ps.	91,944,394)	(Ps.	42,330,538)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

Explanation of reconciling items:

(a)
Exploration and drilling costs

        As discussed in Notes 2 e) and 2 f) under Mexican GAAP, PEMEX charges exploration and drilling costs to the equity reserve for exploration and depletion of oil fields. Exploration and drilling costs related to successful oil wells are credited to the equity reserve and recorded as fixed assets. Cost of sales is recognized by recording a per-crude oil barrel quota charge in the statement of operations and recording a credit to the equity reserve.

        Under U.S. GAAP, costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are charged to expense if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP basis, as the related oil and gas reserves are extracted. Costs of unproved properties are assessed periodically and a loss is recognized if the properties are determined to be impaired (adjustment (i)). PEMEX has accordingly adjusted the results of operations and equity to reflect the impact of U.S. GAAP on exploration and drilling costs; i.e., the Mexican GAAP operations charge related to the cost per barrel has been reversed, the equity account related to the specific oil field exploration and drilling reserve has been reversed to zero, and costs related to properties in the exploration and development phase have been capitalized in accordance with U.S. GAAP. The adjustment is net of the difference in amortization for capitalized amounts.

(b)
Pensions and seniority premiums

        Under Mexican GAAP, PEMEX follows the guidance in Bulletin D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans and seniority premiums. The primary differences between PEMEX's application of Bulletin D-3 and the U.S. GAAP guidance provided in Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"), relate to actuarial assumptions and implementation dates. PEMEX adopted SFAS No. 87 effective January 1, 1989 and recorded a transition obligation on adoption which is being amortized over 15 years.

(c)
Post-retirement benefits

        Under Mexican GAAP, PEMEX accounts for supplemental payments under its Bulletin D-3 calculations. PEMEX, however, accounts for other health service benefits on a pay-as-you-go basis. Under U.S. GAAP, PEMEX follows the guidelines of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," ("SFAS No. 106") in accounting for health service and other supplemental payments provided to retirees. SFAS No.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

106 requires the accrual of the expected cost of providing such benefits to employees during the years that the employees render service.

(d)
Accrued vacation

        Under Mexican GAAP, vacation expense is recognized when the vacation is utilized by the employee. Under U.S. GAAP, vacation expense is accrued for when earned by the employee.

(e)
Fixed assets—inflation accounting

        As mentioned in Note 2 b), PEMEX's consolidated financial statements recognize the effects of inflation pursuant to NIF-06 BIS "A" Section A, which requires that non-monetary assets, including inventories of materials and supplies and fixed assets be restated to their net realizable value (in the case of inventories) or in the case of fixed assets, through appraisals made by independent appraisers or by using the specific price index, with the difference being recorded as a revaluation surplus in equity.

        U.S. GAAP does not require the recognition of the effects of inflation on the consolidated financial statements. Since NIF-06 BIS "A" Section A is not deemed to be a comprehensive method of accounting for inflation (as discussed in Note 15), PEMEX has eliminated retroactively to 1992 the effect of revaluation of fixed assets, inventories and costs of sales from the reconciliation of income and equity. PEMEX has not adjusted the depreciation effect of fixed asset revaluations prior to 1992 under NIF-06 BIS "A" section A for the reconciliation of income and equity. For U.S. GAAP purposes, the 1992 balances became the historical basis of the fixed assets.

(f)
Fixed assets—depreciation expense

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

(g)
Fixed assets—foreign currency exchange losses and capitalized losses of hedging financial instruments

        Under Mexican GAAP, exchange losses arising from debt are capitalized as part of fixed assets any remaining net exchange differences is reflected in the statement of operations as either a debit to costs and operating expenses or a credit to revenues. Under U.S. GAAP, all exchange

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

gains or losses have been recognized in results of operations for 2002, 2001 and 2000 in the reconciliation of income and equity. In addition, under U.S. GAAP, foreign currency transaction gains or losses would be reported as non-operating income or expenses. As further explained in Note 5 b), there were no foreign currency exchange losses capitalized in 2001, primarily as a result of the appreciation of the peso against the U.S. dollar, and therefore, no adjustment has been recognized in the reconciliation for 2001. For the years ended December 31, 2002 and 2000, PEMEX capitalized Ps. 4,569,508 and Ps. 139,692 of foreign currency exchange losses.

        Under Mexican GAAP, realized losses arising from hedging instruments designated as cash flow hedges are capitalized as part of capitalized interest (adjustment (h)). Under U.S. GAAP, realized gains and losses arising from currency swap hedging instruments designated as cash flow hedges cannot be capitalized as part of the qualifying assets, but are recognized into earnings during the same period in which the forecasted transaction affects earnings. For the year ended December 31, 2002, PEMEX capitalized Ps. 271,849 of losses arising from hedging instruments.

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

        Interest costs for the years ended December 31, 2002, 2001 and 2000, for Mexican GAAP and U.S. GAAP purposes were allocated as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

	2002		2001		2000
Under Mexican GAAP:
Interest capitalized in fixed assets	Ps.	5,259,078	Ps.	3,779,541	Ps.	3,913,180
Interest in the specific oil-field exploration and depletion reserve		48,131		86,553		814,739
Interest expense		19,610,440		15,832,884		15,618,066

Total interest cost	Ps.	24,917,649	Ps.	19,698,978	Ps.	20,345,985

Under U.S. GAAP:
Interest capitalized in fixed assets	Ps.	5,722,573	Ps.	5,112,410	Ps.	4,273,611
Interest expense		19,195,076		14,586,568		16,072,374

Total interest cost	Ps.	24,917,649	Ps.	19,698,978	Ps.	20,345,985

(i)
Fixed asset—impairment

        For U.S. GAAP purposes, beginning on January 1, 2002, PEMEX follows SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). For the years ended December 31, 2000 and 2001, PEMEX followed SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 144 and SFAS No. 121 provide criteria for when and in what circumstances an impairment loss (write-down) should be recorded and the manner in which the write-down should be measured. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 144 and SFAS No. 121, the impairment criteria is met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. The asset is written down to fair value, if available, or the present value of expected future cash flows. PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field by field basis.

        In determining the estimated future cash flows for impairment purposes for all periods presented, hydrocarbon duties based on sales to third parties have not been included in the net cash flow calculation. In accordance with the requirements of SFAS No. 144 and SFAS No. 121, management believes that the hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to its parent, and therefore are properly excluded from the net cash flow calculation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        In 2002, PEMEX recorded an impairment charge with a credit to operations of Ps. 556,087, representing the net of the U.S. GAAP impairment charge less the reversal of Mexican GAAP impairment charge previously recognized under U.S. GAAP. In 2001 and 2000, PEMEX recorded impairment charges which reduced long-term assets with a corresponding charge to operations of Ps. 5,571,939 and Ps. 3,236,480, respectively. The amounts appearing in the income reconciliation are net of the reversal of the depreciation expense which is being recorded under Mexican GAAP for the basis difference. In 2002 and 2001, the expense relates primarily to oil and gas producing properties, refining assets and petrochemical plants. In 2000, the expense relates primarily to refining assets and petrochemical plants. Expected cash flows and fair values were estimated internally using PEMEX methodology and practices for valuing similar properties to be acquired or sold. The 2002 U.S. GAAP adjustment increases earnings since the reversal of the depreciation expense recorded under Mexican GAAP for assets previously impaired under U.S. GAAP was greater than the current year impairment charge.

(j) Depreciation convention

        Under Mexican GAAP, PEMEX begins to depreciate assets the year after which they are placed in service. In accordance with U.S. GAAP, assets should be depreciated from the date placed in service or using a mid-year convention. For the years ended December 31, 2002, 2001 and 2000, due to significant new PIDIREGAS financed through the Master Trust, an adjustment for depreciation has been recognized in the U.S. GAAP reconciliation.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        Policy:

        Effective January 1, 2001, for U.S. GAAP purposes, PEMEX adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by SFAS No. 137 and SFAS No. 138 and as interpreted by the Derivative Implementation Group (DIG). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

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

        If a derivative instrument qualifies as a fair value hedge under the applicable guidance and is documented as such, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge under the applicable guidance and is documented as such, the effective portion of the hedging instrument's gain or loss is reported in stockholders' equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders' equity to earnings are classified in accordance with earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative's fair value change, where that derivative is used in a cash flow hedge, is recorded in current earnings. Classification in the statement of operations of the ineffective portion of the hedging instrument's gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statements of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

        An adjustment of the carrying amount of a hedged asset held for sale would remain part of the carrying amount of that asset until the asset is sold, at which point the entire carrying amount of the hedged asset would be recognized as the cost of the item sold in determining earnings. An adjustment of the carrying amount of a hedged interest-bearing financial instrument shall be amortized to earnings; amortization shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. As of December 31, 2002, PEMEX had not discontinued any hedge accounting.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

  •
  Given the need for specialized technology, PEMEX enters into infrastructure and supply contracts whose settlement terms are denominated in or linked to the U.S. dollar. Such contracts are generally entered into with companies whose functional currency is not the U.S. dollar, thus creating a foreign currency embedded derivative which is bifurcated and evaluated separately under U.S. GAAP. Such embedded derivatives are not required to be bifurcated under Mexican GAAP Bulletin C-2 since they are considered normal contractual provisions in Mexico.

  •
  Lastly, under Mexican GAAP Bulletin C-2, PEMEX recognized a loss on the fair value of the equity swap contracts related to the Repsol shares (see Note 10). As more fully described in adjustment (l), under U.S. GAAP, the Repsol shares did not meet the definition of a true sale therefore the swap would not have been fair valued under SFAS No. 133.

        Other required disclosures:

        The following table indicates the duration and respective rates for the interest rate swaps at December 31:

	2002	2001
Weighted average (maturity years)	6.19	2.59
Average receive rate	3.67%	4.04%
Average pay rate	5.12%	7.33%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        Fair value hedges

        For the years December 31, 2002 and 2001, PEMEX recognized a net (loss) gain of (Ps. 1,188,355) and Ps. 381,465 reported as "interest net" in the consolidated Statements of Operation, which represented the ineffective portion of all fair-value hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

        Cash flow hedges

        For the years December 31, 2002 and 2001, PEMEX recognized a net gain (loss) of Ps. 853,982 and (Ps. 470,653) reported as "derivative financial instruments" in the consolidated other comprehensive loss statement. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

        For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged item is recorded in the same period the forecasted transaction affects earnings. As of December 31, 2002, a net loss of Ps. 156,074 of the balance related to derivative instruments accumulated in other comprehensive loss are expected to be reclassified during the next twelve months to the consolidated Statement of Operations.

(l) Sale of shares of Repsol

        Under Mexican GAAP, PEMEX recorded a Ps. 118,742 gain in 2000 and a Ps. 242,408 gain in 1994 on the transfer of its Repsol shares. For U.S. GAAP purposes, the transfer of the shares does not meet the criteria for sale recognition and, accordingly, the gain was reversed and the transfer of the shares treated as a financing transaction. Therefore, under U.S. GAAP, the Repsol shares would be evaluated pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115") (adjustment (o)), and the liability equal to the notional amount resulting from these transactions would also be reflected on the balance sheet.

(m) Profit in inventory

        Under Mexican GAAP, PEMEX values crude oil and derivatives for export at net realizable value with the difference between the net realizable value and cost recorded in earnings. In contrast, U.S. GAAP requires that inventories be recorded at net realizable cost, but not to exceed cost. For U.S. GAAP purposes, PEMEX has eliminated the effect of recognizing a profit within its inventory balance.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

(n) Advance payments on minimum guaranteed dividend

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

        The effective rate used to calculate the minimum guaranteed dividend is LIBOR plus 0.8125% (which was in a range from 2.6363% to 2.8908% and from 3.4475% to 7.4626% for 2002 and 2001, respectively).

        The scheduled maturities on the original principal amount of the capitalized debt over the next five years, and thereafter, is as follows:

Year
2003	U.S.$	873,848
2004		873,848
2005		873,848
2006		873,848

Total	U.S.$	3,495,392

(o) Accounting for investment securities

        Pursuant to SFAS No.115, PEMEX has classified its investment securities as "Available-for-Sale" and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive income (loss). The fair value of the securities is determined by quoted market prices at December 31, 2002, 2001 and 2000. The cost and fair value of PEMEX's investments at December 31, 2002, 2001 and 2000 are as follows:

	Cost	Fair Value	Unrealized Gain
2002	Ps. 3,968,724	Ps. 7,997,784	Ps. 4,029,060
2001	Ps. 3,968,724	Ps. 7,814,338	Ps. 3,845,614
2000	Ps. 3,968,724	Ps. 9,054,998	Ps. 5,086,274

        Under Mexican GAAP, investment securities are carried at cost. The unrealized gain for U.S. GAAP purposes is largely explained by the appreciation of the underlying security price.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

        In conjunction with the adoption of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in 2001, PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities as well as the transition provisions of a Qualified Special Purpose Entity ("QSPE") and determined that Pemex Finance does not qualify as a QSPE under the new standard. Consequently, as of December 31, 2002 and 2001, the U.S. GAAP consolidated total assets would have increased by Ps. 4,200,325 and decreased by Ps. 838,337, respectively and total liabilities would have increased by Ps. 1,203,701 and decreased by Ps. 2,299,674, respectively. Had Pemex Finance been consolidated, there would not have been any effect on equity or net income.

(b) Special Tax on Production and Services ("IEPS Tax")

        Under Mexican GAAP, the IEPS Tax is reflected as part of "Net domestic sales" when charged to customers and the amounts payable to the Government are then deducted from "Income before hydrocarbon extraction duties, special tax on production and services and other."

        Under U.S. GAAP, this tax would have no net effect on revenues nor would it be deducted from "Income before hydrocarbon extraction duties, special tax on production and services and other", as both the amount charged to customers and the amount accrued as payable to the tax authorities would be reflected in revenues.

        As a result, under U.S. GAAP, revenues would have been less than those reflected under Mexican GAAP by Ps. 114,491,456, Ps. 95,198,729 and Ps. 69,556,520, for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, those amounts would not have been deducted after "Income before hydrocarbon extraction duties, special tax on production and services and other."

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

(c) Cash flow information

        Under Mexican GAAP, PEMEX presents statements of changes in financial position. In contrast with the statements of cash flows required by U.S. GAAP, PEMEX's statements of changes in financial position do not include certain information relating to the three major categories of sources and uses of funds: operating, financing and investing activities.

        Under U.S. GAAP, the following information would be disclosed separately in reconciling loss for the year to funds provided by operations: changes in hydrocarbon extraction duties, changes in allowances for doubtful accounts and slow-moving inventories, net exchange gains or losses and accrued interest income. Additionally, under U.S. GAAP, borrowings and repayments of debt would be presented separately in arriving at funds from financing activities, and investments in and the proceeds from the sale of property, wells, plants and transportation equipment would be presented separately in arriving at funds from investment activities. In the statements of changes in financial position, PEMEX has disclosed information within the financing and investment categories on a net basis.

        The following table details the effects discussed above using Mexican GAAP measurement methods and U.S. GAAP presentation:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

	2002		2001		2000
Cash flows from operating activities:
Net loss for the year plus or less charges or credits not requiring the use of cash:
Following U.S. GAAP presentation	Ps.	47,480,502	Ps.	37,096,160	Ps.	44,966,205
Differences(1)		(956,718)		(647,298)		53,568

Under Mexican GAAP		46,523,784		36,448,862		45,019,773

Increase (decrease) in assets and liabilities:
Following U.S. GAAP presentation		(15,106,358)		(8,023,485)		(21,402,881)
Differences
Accounts receivable(2)		8,038,772		(3,344,538)		467,523
Inventory(1)		80,170		(278,493)		(159,791)
Sundry credits reserve(1)		151,172		1,390,267		563,594

Under Mexican GAAP		(6,836,244)		(10,256,249)		(20,531,555)

Funds from operations:
Following U.S. GAAP presentation		32,374,144		29,072,674		23,563,324
Differences		7,313,396		(2,880,061)		924,894

Under Mexican GAAP	Ps.	39,687,540	Ps.	26,192,613	Ps.	24,488,218

Cash flows from financing activities:
New long-term debt financing financing	Ps.	106,580,957	Ps.	114,440,035	Ps.	77,407,465
Financing payments		(50,002,078)		(91,904,916)		(52,835,673)
Payment of notes payable to contractors		(220,134)
Dividends paid to the Mexican Government		(9,712,028)		(2,152,788)		(5,563,799)
Advance payment on minimum guaranteed dividends						(231,074)
Sale of future accounts receivable		(1,246,717)		(7,290,971)		8,675,835

Net increase in financing following U.S. GAAP presentation		45,400,000		13,091,360		27,452,754
Difference:
Loss (gain) on foreign currency exchange and translation effect of foreign Subsidiary Companies		23,790,191		(8,400,963)		(461,029)
Interest accrued, not paid		759,706		454,849		392,771
Dividends paid to the Mexican Government(3)		7,559,239		(3,411,011)		425,910
Other		40,627		544,370		(68,692)
Notes payable to contractors		14,316,317		(2,497,711)		15,599,161

Net increase (decrease) in financing under Mexican GAAP	Ps.	91,866,080	(Ps.	219,106)	Ps.	43,340,875

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

	2002		2001		2000
Cash flows from investing activities:
Acquisition of fixed assets	(Ps.	77,021,357)	(Ps.	52,167,537)	(Ps.	60,633,593)

Net investment at cost in property, wells, plants and transportation equipment under U.S. GAAP		(77,021,357)		(52,167,537)		(60,633,593)
Capitalized exchange loss		(4,569,508)				(139,692)
Translation effect of foreign Subsidiary Companies		(18,545,379)
Disposal of fixed assets(4)		12,333,523		12,809,048		12,383,376
Acquisitions not requiring cash		(14,316,317)				(15,599,161)

Net investment at cost in property, wells, plants and transportation equipment under Mexican GAAP (including capitalized exchange loss and interest)	(Ps.	102,119,038)	(Ps.	39,358,489)	(Ps.	63,989,070)

Supplemental cash flow information:
Cash payments for taxes	Ps.	268,255,231	Ps.	288,676,019	Ps.	288,474,111
Cash payments for interest, net of amount capitalized		22,233,264		18,687,520		19,953,214

(1)
The most significant items that are excluded are the provisions for doubtful accounts and obsolete inventories and equity in earnings of affiliates.
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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

        During 2002 and 2001, PEMEX invested Ps. 3,057,000 and Ps. 2,787,000, respectively, in various environmental projects. The most important of these projects have been directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas. Currently, PEMEX is developing a procedure (Procedimiento para la Determinación de Gastos Asociados a las Actividades de Seguridad Industrial y Protección Ambiental) to determine the costs and expenses related to the activities associated with integral safety and environmental management.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        PEMEX has contracted insurance policies to cover the cost of certain environmental contingencies. The liability accruals are not reflected net of any amounts forthcoming under such policies.

        Environmental liabilities accrued in the consolidated financial statements, for both Mexican GAAP and U.S. GAAP purposes, as of December 31, 2002 and 2001 are divided among the operating units as follows:

	2002		2001
Pemex-Exploration and Production	Ps.	1,263,335	Ps.	1,315,608
Pemex-Refining		773,936		846,638
Pemex-Gas and Basic Petrochemicals		139,938		131,383
Pemex-Petrochemicals		22,546		22,546

Total Environmental Liability Accrual	Ps.	2,199,755	Ps.	2,316,175

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

        An alternative approach to actuarial assumptions where benefits are indexed to inflation (which is not generally the case in Mexico) would be to eliminate the effect of inflation in the assumptions (i.e., use real rates). PEMEX believes that the effect on the U.S. GAAP reconciliation of net loss would not be materially different under this approach. However, the "accumulated benefit obligation" and the related minimum liability for pensions can be affected by the discount rate used. Under SFAS No. 87, the accumulated benefit obligation is the present value of expected future benefit payments based upon an employee's service to date without assuming any increase in the employee's compensation. If the accumulated benefit obligation were calculated using an assumed real discount rate of 5.3%, the accumulated benefit obligation calculated under SFAS No. 87 would be Ps. 194,311,592.

        The components of net seniority premium and pension plan cost, calculated in accordance with SFAS No. 87, consist of the following:

	2002		2001		2000
Service cost: benefits earned during the year	Ps.	5,137,455	Ps.	4,311,446	Ps.	3,382,551
Interest cost on projected benefit obligation		18,142,619		16,490,339		15,427,141
Expected return on plan assets		(434,843)		(996,151)		(1,196,607)
Net amortization and deferral		4,516,601		3,840,020		2,989,946
Amortization of net transition obligation		1,122,160		1,122,160		1,122,160

Net cost under U.S. GAAP		28,483,992		24,767,814		21,725,191
Net cost under Mexican GAAP		(27,897,768)		(24,504,338)		(21,521,314)

Additional expense that would be recognized under U.S. GAAP	Ps.	586,224	Ps.	263,476	Ps.	203,877

        Actuarial assumptions used in the calculation of net seniority premium and pension plan cost under U.S. GAAP as of December 31 are:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

	2002	2001	2000
Discount rate	11.00%	11.00%	12.00%
Rates of increase in compensation levels	7.00%	7.00%	8.00%
Expected long-term rate of return on assets	12.00%	12.00%	13.00%

        The combined seniority premium and pension plan liability as of December 31, under SFAS No. 87 is as follows:

	2002		2001
Accumulated benefit obligation	Ps.	164,157,974	Ps.	132,233,686

Projected benefit obligation	Ps.	201,335,525	Ps.	168,703,289
Plan assets at fair value		(6,603,230)		(5,803,396)

Projected benefit obligation in excess of plan assets		194,732,295		162,899,893
Unrecognized net loss		(45,357,535)		(32,376,030)
Unrecognized transition obligation		(2,244,331)		(3,366,491)
Prior service cost		(36,046,113)		(36,582,030)

Accrued liability under U.S. GAAP		111,084,316		90,575,342
Accrued costs recognized in the consolidated balance sheet under Mexican GAAP		(106,989,413)		(87,066,665)

Net U.S. GAAP adjustment to seniority premium and pension plan liability	Ps.	4,094,903	Ps.	3,508,677

Additional minimum liability	Ps.	46,470,428	Ps.	35,854,948

        The plan's assets consist primarily of cash, investments and an interest in a real estate joint venture.

        In accordance with the provisions of SFAS No. 87, PEMEX has reflected, for U.S. GAAP purposes, an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. The additional minimum liability is offset by recording an intangible asset provided that the asset recognized does not exceed the sum of the unrecognized prior service cost and the unrecognized transition obligation for the year. If the additional minimum liability exceeds the sum of the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

unrecognized prior service cost and the unrecognized transition obligation for the year, the excess is reported as other comprehensive income. As of December 31, 2002, PEMEX recognized an intangible asset of Ps. 38,290,444 and other comprehensive income of Ps. 8,179,984 in relation to the additional minimum pension liability.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        The components of other post-retirement benefits expense consist of the following for the years ended December 31, 2002, 2001 and 2000:

	2002						2001						2000
	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total
Service cost	Ps.	1,465,975	Ps.	1,254,643	Ps.	2,720,618	Ps.	1,415,698	Ps.	1,053,039	Ps.	2,468,737	Ps.	1,117,257	Ps.	867,337	Ps.	1,984,594
Interest cost		5,977,181		6,003,097		11,980,278		5,943,506		5,476,212		11,419,718		5,608,284		5,198,901		10,807,185
Amortization of actuarial (gains) and losses		(710,195)		1,028,553		318,358		55,193		856,695		911,888		409,008		671,637		1,080,645
Amortization of prior service cost and plan amendments		2,218,873		151,319		2,370,192		1,617,442		151,319		1,768,761		971,961		151,319		1,123,280
Amortization of transition obligation		418,020		518,346		936,366		418,020		518,346		936,366		418,020		518,346		936,366

Net expense under U.S. GAAP		9,369,854		8,955,958		18,325,812		9,449,859		8,055,611		17,505,470		8,524,530		7,407,540		15,932,070
Expense under Mexican GAAP		(9,237,055)		(2,303,259)		(11,540,314)		(9,344,079)		(2,095,362)		(11,439,441)		(8,380,310)		(1,774,465)		(10,154,775)

Additional expense under U.S. GAAP	Ps.	132,799	Ps.	6,652,699	Ps.	6,785,498	Ps.	105,780	Ps.	5,960,249	Ps.	6,066,029	Ps.	144,220	Ps.	5,633,075	Ps.	5,777,295

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        Actuarial assumptions used in the calculation of other post-retirement benefits under U.S. GAAP as of December 31 were:

	2002	2001	2000
Discount rate	11.00%	11.00%	12.00%
Health care cost trend rate	5.90%	7.00%	8.00%

        Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the health care cost trend rate is to increase net expense for post-retirement benefits by Ps. 1,234,987 (Ps. 1,397,913 for 2001 and Ps. 1,292,063 for 2000) and increase the accumulated post-retirement benefit obligation by Ps. 6,408,972 (Ps. 9,479,221 for 2001 and Ps. 8,249,215 for 2000). The effect of a 1% decrease in the health care cost trend rate is to decrease net expense for post-retirement benefits by Ps. 832,127 (Ps. 1,220,234 for 2001 and Ps. 1,072,910 for 2000) and decrease the accumulated post-retirement benefit obligation by Ps. 5,372,008 (Ps. 8,565,254 for 2001 and Ps. 6,983,839 for 2000).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        The other post-retirement benefit liability as of December 31, 2002 and 2001 is as follows:

	2002						2001
	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total
Accumulated unfunded post retirement benefit obligation:
Retirees	Ps.	35,458,671	Ps.	39,294,481	Ps.	74,753,152	Ps.	31,387,428	Ps.	35,383,590	Ps.	66,771,018
Fully eligible active participants		4,138,169		5,141,038		9,279,207		1,463,475		1,125,781		2,589,256
Other active plan participants		27,733,192		24,405,925		52,139,117		22,980,180		19,278,672		42,258,852

Total		67,330,032		68,841,444		136,171,476		55,831,083		55,788,043		111,619,126
Unrecognized actuarial losses (gains)		4,907,794		(29,589,473)		(24,681,679)		7,752,616		(22,519,106)		(14,766,490)
Prior service cost and plan amendments		(34,621,358)		(1,652,103)		(36,273,461)		(32,416,108)		(1,803,422)		(34,219,530)
Unamortized transition obligation		(4,088,547)		(5,082,792)		(9,171,339)		(4,506,567)		(5,601,138)		(10,107,705)

Net post-retirement benefit liability: U.S. GAAP		33,527,921		32,517,076		66,044,997		26,661,024		25,864,377		52,525,401
Mexican GAAP		(33,638,354)				(33,638,354)		26,904,256				26,904,256

Net U.S. GAAP adjustment	(Ps.	110,433)	Ps.	32,517,076	Ps.	32,406,643	(Ps.	243,232)	Ps.	25,864,377	Ps.	25,621,145

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances of plan assets' fair value and the accumulated benefit obligation.

	Seniority Premiums and Pension Benefits				Supplemental Payments				Health Services
	2002		2001		2002		2001		2002		2001
Change in benefit obligation
Benefits obligation at beginning of year	Ps.	168,703,289	Ps.	140,678,169	Ps.	55,831,083	Ps.	51,005,123	Ps.	55,788,043	Ps.	46,673,166
Service cost		5,137,455		4,311,446		1,465,975		1,415,698		1,254,643		1,053,039
Interest cost		18,142,619		16,490,339		5,977,181		5,943,506		6,003,097		5,476,212
Amendments		2,090,724		8,784,055		4,424,123		10,353,360
Actuarial (gains)/losses		15,261,252		4,847,291		2,134,628		(10,535,331)		8,098,920		4,680,988
Benefits paid		(7,999,814)		(6,408,011)		(2,502,958)		(2,351,273)		(2,303,259)		(2,095,362)

Benefits obligation at end of year	Ps.	201,335,525	Ps.	168,703,289	Ps.	67,330,032	Ps.	55,831,083	Ps.	68,841,444	Ps.	55,788,043

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	5,803,396	Ps.	9,330,702	Ps.		Ps.		Ps.		Ps.
Actual return on plan assets		824,630		985,362
Company contributions		7,793,643		1,763,403		2,471,911		2,336,455
Benefits paid		(7,818,439)		(6,276,071)		(2,471,911)		(2,336,455)

Fair value of plan assets at end of year	Ps.	6,603,230	Ps.	5,803,396	Ps.		Ps.		Ps.		Ps.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

(g)
Leases

        During 2002, 2001 and 2000, PEMEX's rent expense under operating leases amounted to Ps. 1,444, Ps. 13,289 and Ps. 49,379, respectively. As of December 31, 2002, the Company did not have any outstanding operating lease arrangements.

        PEMEX enters into non-cancelable lease arrangements for equipment used in the ordinary course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 2002:

	Capital Leases(1)
2003	Ps.	613,530
2004		855,003
2005		714,387
2006		583,128
2007		674,806
2008 and thereafter		1,447,626

	Ps.	4,888,480

(1)
includes a total of Ps. 2,014,803 of imputed interest and commissions.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

        The primary sources of revenue for the segments are as described below:

  •
  Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as, from the export of crude oil, through PMI, to international markets. Export sales are made through PMI to approximately 25 major customers in various foreign markets. Less than half (approximately 46%) of PEMEX crude is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

  •
  Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Refining's sales are to third parties and occur within the domestic market. The entity supplies the Comisión Federal de Electricidad ("CFE") with a significant portion of its fuel oil production. Pemex-Refining's most profitable products are gasolines.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2002:
Sales:
Trade	Ps.	128,762,652	Ps.	256,272,795	Ps.	62,435,825	Ps.	8,187,177	Ps.	25,778,668	Ps.		Ps.	481,437,117
Intersegment		152,906,222		7,890,562		20,726,782		2,993,281		197,198,705		(381,715,552)

Total net sales		281,668,874		264,163,357		83,162,607		11,180,458		222,977,373		(381,715,552)		481,437,117
Interest income		2,069,628		36,794		1,178,796		133,080		8,792,957		(6,373,737)		5,837,518
Interest expense		9,773,557		5,359,570		1,064,647		1,172,950		18,864,645		(16,624,929)		19,610,440
Net income (loss) for the year		15,366,504		(35,321,036)		2,455,182		(12,109,851)		(784,346)		(98,566)		(30,492,113)
Depreciation and amortization		20,100,774		6,394,350		3,229,272		1,152,947		742,716				31,620,059
Acquisition of fixed assets(1)		6,968,098		22,675,378		1,448,980		1,847,199		58,398,019				91,337,674
Total assets		400,591,904		186,383,808		61,770,975		24,860,024		583,002,850		(559,230,328)		697,379,233
Year ended December 31, 2001:
Sales:
Trade	Ps.	111,166,914	Ps.	239,230,195	Ps.	65,282,808	Ps.	9,013,903	Ps.	20,636,342	Ps.		Ps.	445,330,162
Intersegment		153,838,141		8,788,293		27,516,653		2,794,650		179,869,540		(372,807,277)

Total net sales		265,005,055		248,018,488		92,799,461		11,808,553		200,505,882		(372,807,277)		445,330,162
Interest income		3,779,410		196,043		364,343		126,053		8,139,494		(9,876,474)		2,728,869
Interest expense		7,854,598		7,098,405		817,696		1,094,847		14,925,202		(15,957,864)		15,832,884
Net income (loss) for the year		8,785,168		(29,601,028)		626,726		(10,198,863)		(1,569,220)		(2,133,370)		(34,090,587)
Depreciation and Amortization		17,070,157		6,688,398		3,041,165		861,701		791,946				28,453,367
Acquisition of fixed assets(2)		39,716,330		6,996,977		2,253,130		1,131,194		1,574,369				51,672,000
Total assets		330,326,527		159,168,158		50,579,783		24,910,332		404,144,993		(412,246,545)		556,883,248
Year ended December 31, 2000:
Sales:
Trade	Ps.	137,332,942	Ps.	230,059,161	Ps.	63,956,948	Ps.	12,183,505	Ps.	24,735,039	Ps.		Ps.	468,267,595
Intersegment		174,874,390		9,600,123		25,899,156		2,720,032		221,976,834		(435,070,535)

Total net sales		312,207,332		239,659,284		89,856,104		14,903,537		246,711,873		(435,070,535)		468,267,595
Interest income		1,440,422		168,612		146,969		140,352		12,795,601		(7,333,564)		7,358,392
Interest expense		7,791,613		5,095,985		637,231		464,829		15,887,019		(15,866,280)		14,010,397
Net income (loss) for the year		7,128,264		(23,138,923)		(317,025)		(6,089,717)		5,512,591		(2,805,582)		(19,710,392)
Depreciation and amortization		16,132,052		5,536,985		2,885,617		934,314		571,968				26,060,936
Acquisition of fixed assets(3)		47,248,730		30,198,372		4,986,457		1,262,954		(7,463,759)				76,232,754
Total assets		311,900,547		162,392,658		53,749,219		26,739,557		381,915,179		(373,229,637)		563,467,523

(1)
In 2002, the Subsidiary Companies segment acquired fixed assets in the amount of Ps. 60,053,165, of which Ps. 59,548,083 are related to the Master Trust and Ps. 1,655,146 of completed assets were transferred from the Master Trust to Subsidiary Entities who will maintain and operate the fixed assets.
(2)
In 2001, the Subsidiary Companies segment acquired fixed assets in the amount of Ps. 34,402,742, of which Ps. 33,994,644 are related to the Master Trust and Ps. 32,828,373 of completed assets were transferred from the Master Trust to Subsidiary Entities who will maintain and operate the fixed assets.
(3)
In 2000, the Subsidiary Companies segment acquired fixed assets in the amount of Ps. 31,003,126, of which Ps. 30,600,179 are related to the Master Trust and, Ps. 38,466,885 of completed assets were transferred from the Master Trust to Subsidiary Entities who will maintain and operate the fixed assets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

  •
  Geographical segment information:

        The majority of PEMEX's operations are in Mexico. The following shows PEMEX's domestic and export sales for the years ended December 31:

	2002		2001		2000
Domestic sales	Ps.	314,270,644	Ps.	303,853,144	Ps.	292,880,287

Export sales:
United States		137,722,740		123,624,322		137,065,181
Canada, Central and South America		10,758,768		1,161,540		19,573,224
Europe		14,878,947		13,895,101		15,591,932
Far East		3,806,018		2,796,055		3,156,971

Total export sales		167,166,473		141,477,018		175,387,308

Total sales	Ps.	481,437,117	Ps.	445,330,162	Ps.	468,267,595

        PEMEX does not have significant long-lived assets outside of Mexico.

(j)
Valuation and qualifying accounts

        The valuation and qualifying accounts for PEMEX are as follows:

Description	Balance at beginning of period		Additions charged to costs and expenses		Deductions		Balance at end of period
For the year ended December 31, 2002:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	1,258,295	Ps.	834,406	Ps.	180,871	Ps.	1,911,830
Allowance for slow-moving inventory and obsolescence	Ps.	1,982,572	Ps.	504,693	Ps.	424,524	Ps.	2,062,741
For the year ended December 31, 2001:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	1,214,596	Ps.	147,847	Ps.	104,148	Ps.	1,258,295
Allowance for slow-moving inventory and obsolescence	Ps.	2,261,065	Ps.	195,616	Ps.	474,109	Ps.	1,982,572
For the year ended December 31, 2000:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	976,718	Ps.	331,470	Ps.	93,592	Ps.	1,214,596
Allowance for slow-moving inventory and obsolescence	Ps.	2,420,856	Ps.	194,422	Ps.	354,213	Ps.	2,261,065

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

Labor

        PEMEX employees belonging to the Petroleum Workers' Union of the Mexican Republic represent approximately 79.2% of the workforce. They have a collective bargaining agreement which is renegotiated every two years and has no firm expiration date.

Product prices

        Because PEMEX's major products are commodities, significant changes in the prices of crude oil, natural gas and chemical products could have a significant impact on PEMEX's results of operations in any particular year. Crude oil represents approximately 35% of PEMEX's sales revenues net of IEPS Tax which makes it reasonably possible that PEMEX is vulnerable to near-term severe impacts from fluctuations in prices.

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

(l)
Capitalized software costs

        Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs, net of amortization, as of December 31, 2002 and 2001 amounted to Ps. 219,983 and Ps. 706,665, respectively. Amortization expense for the years ended December 31, 2002, 2001 and 2000 amounted to Ps. 662,383, Ps. 201,150 and Ps. 167,128, respectively.

(m)
Recently issued accounting standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon initial

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS No. 143 is recorded as a change in accounting principle. Management is currently evaluating the impact the adoption of SFAS No. 143 will have on the consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact the adoption of SFAS No. 145 will have on the consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather then on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact the adoption of SFAS No. 146 will have on the consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Management is currently evaluating the impact the adoption of SFAS No. 149 will have on the consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. Management is currently evaluating the impact the adoption of FIN 45 will have on the consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

20.   Subsidiary guarantor information

        The following consolidating information presents condensed balance sheets at December 31, 2002 and 2001 and condensed statements of operations and changes in financial position for the years ended December 31, 2002, 2001 and 2000 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex-Petrochemicals and the consolidated Subsidiary Companies.

        These statements are prepared in conformity with accounting principles generally accepted in Mexico and, as to the recognition of inflation, in accordance with NIF-06 BIS "A" section A (see Notes 2 b) and 15 to the consolidated financial statements), with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos' investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos' investment in subsidiaries and intercompany balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the "Subsidiary Guarantors") and Pemex-Petrochemicals are controlled by and have the characteristic of subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries ("Non-Guarantor Subsidiaries"). Petróleos Mexicanos and the Master Trust are the only entities authorized to contract debt, and thus all guaranteed debt is held by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. Management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2002

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	22,285,751	Ps.	845,756	Ps.	20,744,939	Ps.		Ps.	43,876,446
Accounts, notes receivable and other, net		39,163,582		170,962,340		46,321,262		(201,074,884)		55,372,300
Inventories, net		390,612		20,813,572		3,378,862		(178,077)		24,404,969

Total current assets		61,839,945		192,621,668		70,445,063		(201,252,961)		123,653,715
Long term debt receivable—intercompany		60,249,448				59,356,707		(119,606,155)
Investments in subsidiaries		195,442,428				5,528,867		(192,220,211)		8,751,084
Properties, net		8,652,124		349,920,309		122,879,095		4,646,441		486,097,969
Intangible asset derived from the actuarial computation of labor obligations and other assets.		17,342,837		106,204,710		6,126,360		(50,797,442)		78,876,465

Total assets	Ps.	343,526,782	Ps.	648,746,687	Ps.	264,336,092	(Ps.	559,230,328)	Ps.	697,379,233

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	31,569,249	Ps.	14,488,558	Ps.	19,897,049	(Ps.	14,880,418)	Ps.	51,074,438
Accounts payable—intercompany		102,979,438		16,055,201		21,889,651		(140,924,290)
Other current liabilities		6,362,039		50,556,040		27,102,888		(21,324,839)		62,696,128

Total current liabilities		140,910,726		81,099,799		68,889,588		(177,129,547)		113,770,566
Long-term debt		73,993,830		60,042,643		129,235,310		(44,804,396)		218,467,387
Long-term liabilities intercompany				60,823,708				(60,823,708)
Sale of future accounts receivable				52,450,710				(9,011,825)		43,438,885
Reserve for retirement payments, pensions, indemnities, sundry creditors, others		27,660,297		198,093,070		65,246,197		(69,992,718)		221,006,846

Total liabilities		242,564,853		452,509,930		263,371,095		(361,762,194)		596,683,684

EQUITY
Equity accounts		(87,008,288)		82,427,810		(10,385,613)		(74,861,822)		(89,827,913)
Revaluation surplus		187,970,217		113,808,947		11,350,610		(122,606,312)		190,523,462

		100,961,929		196,236,757		964,997		(197,468,134)		100,695,549

Total liabilities and equity	Ps.	343,526,782	Ps.	648,746,687	Ps.	264,336,092	(Ps.	559,230,328)	Ps.	697,379,233

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2001

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	5,522,511	Ps.	722,477	Ps.	8,196,876	Ps.		Ps.	14,441,864
Accounts, notes receivable and other, net		2,699,390		94,357,062		23,416,641		(75,603,666)		44,869,427
Inventories, net		165,166		14,222,954		2,834,594				17,222,714

Total current assets		8,387,067		109,302,493		34,448,111		(75,603,666)		76,534,005
Long term debt receivable — intercompany		50,509,012				63,413,676		(113,922,688)
Investments in subsidiaries		178,487,519				4,924,513		(174,969,287)		8,442,745
Properties, net		8,826,710		335,022,388		63,064,168				406,913,266
Intangible asset derived from the actuarial computation of labor obligations and other assets		12,468,275		95,749,586		4,526,275		(47,750,904)		64,993,232

Total assets	Ps.	258,678,583	Ps.	540,074,467	Ps.	170,376,743	(Ps.	412,246,545)	Ps.	556,883,248

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	28,328,581	Ps.	12,724,756	Ps.	14,654,660	(Ps.	19,461,891)	Ps.	36,246,106
Accounts payable — intercompany		16,290,049		12,017,704		13,163,044		(41,470,797)
Other current liabilities		4,324,874		23,938,251		19,580,324		(12,141,133)		35,702,316

Total current liabilities		48,943,504		48,680,711		47,398,028		(73,073,821)		71,948,422
Long-term debt		67,730,850		113,673,593		61,290,605		(119,525,053)		123,169,995
Sale of future accounts receivable				48,923,317				(4,237,715)		44,685,602
Reserve for retirement payments, pensions, indemnities, sundry creditors, and others		21,233,452		157,797,694		59,179,262		(43,997,412)		194,212,996

Total liabilities		137,907,806		369,075,315		167,867,895		(240,834,001)		434,017,015

EQUITY
Equity accounts		(60,610,938)		65,873,943		(9,671,154)		(54,563,356)		(58,971,505)
Revaluation surplus		181,381,715		105,125,209		12,180,002		(116,849,188)		181,837,738

		120,770,777		170,999,152		2,508,848		(171,412,544)		122,866,233

Total liabilities and equity	Ps.	258,678,583	Ps.	540,074,467	Ps.	170,376,743	(Ps.	412,246,545)	Ps.	556,883,248

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2002

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	17,343,164	Ps.	628,994,838	Ps.	216,814,667	(Ps.	381,715,552)	Ps.	481,437,117
Other revenues		2,122,990		11,218,605		17,123,003		(24,543,577)		5,921,021

Total revenues		19,466,154		640,213,443		233,937,670		(406,259,129)		487,358,138
Costs and operating expenses:
Cost of sales		92,497		303,094,263		219,731,211		(365,115,489)		157,802,482
Transportation and distribution expenses				14,339,416		869,252		(246,257)		14,962,411
Administrative expenses		16,747,488		28,706,760		4,499,745		(17,810,854)		32,143,139
Other expenses		5,100,721		18,758,721		16,227,746		(20,735,474)		19,351,714

Total costs and operating expenses		21,940,706		364,899,160		241,327,954		(403,908,074)		224,259,746
Equity participation in subsidiaries		(29,609,202)						29,609,202
Capitalization of Master Trust operations and others						(2,249,815)		2,249,815
(Loss) income before hydrocarbon extraction duties, and other special tax on production and services		(32,083,754)		275,314,283		(9,640,099)		29,507,962		263,098,392
Hydrocarbon extraction duties and other				178,322,178		776,871				179,099,049
Special tax on production and services (IEPS Tax)				114,491,456						114,491,456

				292,813,634		776,871				293,590,505

Net (loss) income for the year	(Ps.	32,083,754)	(Ps.	17,499,351)	(Ps.	10,416,970)	Ps.	29,507,962	(Ps.	30,492,113)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2001

	Corporate	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Net sales	Ps. 12,339,892	Ps. 605,823,004	Ps. 199,974,543	(Ps. 372,807,277)	Ps. 445,330,162
Other revenues	2,826,908	9,759,540	12,718,685	(13,250,035)	12,055,098

Total revenues	15,166,800	615,582,544	212,693,228	(386,057,312)	457,385,260
Costs and operating expenses:
Cost of sales		320,770,253	208,519,631	(363,975,363)	165,314,521
Transportation and distribution expenses		13,208,914	533,777	(154,209)	13,588,482
Administrative expenses	15,465,295	21,392,241	4,118,801	(12,950,999)	28,025,338
Other expenses	1,544,954	17,669,179	5,550,054	(5,010,244)	19,753,943

Total costs and operating expenses	17,010,249	373,040,587	218,722,263	(382,090,815)	226,682,284
Equity participation in subsidiaries	(29,034,047)			29,034,047
Capitalization of Master Trust operations and others			(1,833,128)	1,833,128
Cumulative effect of adoption of new financial instruments standard	(1,301,451)	(29,796)			(1,331,247)

(Loss) income before hydrocarbon extraction duties, and other special tax on production and services	(32,178,947)	242,512,161	(7,862,163)	26,900,678	229,371,729
Hydrocarbon extraction duties and other		167,502,566	761,021		168,263,587
Special tax on production and services (IEPS Tax)		95,198,729			95,198,729

		262,701,295	761,021		263,462,316

Net (loss) income for the year	(Ps. 32,178,947)	(Ps. 20,189,134)	(Ps. 8,623,184)	Ps. 26,900,678	(Ps. 34,090,587)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2000

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,129,563	Ps.	641,722,720	Ps.	239,485,847	(Ps.	435,070,535)	Ps.	468,267,595
Other revenues		574,735		9,367,075		10,816,326		(10,337,601)		10,420,535

Total revenues		22,704,298		651,089,795		250,302,173		(445,408,136)		478,688,130
Costs and operating expenses:
Cost of sales				325,946,683		241,568,215		(414,455,061)		153,059,837
Transportation and distribution expenses				12,058,906		649,516		(99,261)		12,609,161
Administration expenses		14,996,555		19,275,246		3,111,839		(10,410,937)		26,972,703
Other expenses		7,038,378		17,535,771		7,211,332		(19,796,233)		11,989,248

Total costs and operating expenses		22,034,933		374,816,606		252,540,902		(444,761,492)		204,630,949
Equity participation in subsidiaries		(21,216,737)						21,216,737
Capitalization of Master Trust operations						2,034,574		(2,034,574)

(Loss) income before hydrocarbon extraction duties, and other special tax on production and services		(20,547,372)		276,273,189		(204,155)		18,535,519		274,057,181
Hydrocarbon extraction duties and other				223,044,353		1,042,336		124,364		224,211,053
Special tax on production and services (IEPS Tax)				69,556,520						69,556,520

				292,600,873		1,042,336		124,364		293,767,573

Net (loss) income for the year	(Ps.	20,547,372)	(Ps.	16,327,684)	(Ps.	1,246,491)	Ps.	18,411,155	(Ps.	19,710,392)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2002

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds provided by (used in) operating activities	Ps.	38,417,242	(Ps.	28,160,373)	(Ps.	13,932,730)	Ps.	43,363,401	Ps.	39,687,540

Financing activities:
Sale of future accounts receivable				3,527,393				(4,774,110)		(1,246,717)
Long-term debt		9,503,647		21,204,501		70,050,414		(5,533,603)		95,224,959
Net income (loss) passed to Petróleos Mexicanos		(27,916,322)		17,499,351		10,416,971
Other changes		7,649,402		10,615,528		9,149,140		(29,526,232)		(2,112,162)

Funds provided by (used in) financing activities		(10,763,273)		52,846,773		89,616,525		(39,833,945)		91,866,080

Investing activities:
Increase in fixed assets, net		6,064,180		(24,563,120)		(62,531,379)		(21,088,719)		(102,119,038)
Investments in subsidiaries		(16,954,909)				(604,354)		17,559,263

Funds provided by (used in) investing activities		(10,890,729)		(24,563,120)		(63,135,733)		(3,529,456)		(102,119,038)

(Decrease) increase in cash and cash equivalents		16,763,240		123,280		12,548,062				29,434,582
Cash and cash equivalents at beginning of the year		5,522,511		722,477		8,196,876				14,441,864

Cash and cash equivalents at the end of the year	Ps.	22,285,751	Ps.	845,757	Ps.	20,744,938	Ps.		Ps.	43,876,446

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2001

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds provided by (used in) operating activities	Ps.	93,512,424	Ps.	9,070,449	Ps.	114,718,332	(Ps.	191,108,592)	Ps.	26,192,613

Financing activities:
Sale of future accounts receivable				(3,053,256)				(4,237,715)		(7,290,971)
Long-term debt		(79,144,359)		(2,925,553)		(15,509,050)		109,670,256		12,091,294
Net income (loss) passed to Petróleos Mexicanos		(27,461,110)		18,837,927		8,623,183
Other changes		(5,563,799)		15,127,018		(3,306,297)		(11,276,351)		(5,019,429)

Funds provided by (used in) financing activities		(112,169,268)		27,986,136		(10,192,164)		94,156,190		(219,106)

Investing activities:
Increase in fixed assets, net		9,751,146		(37,786,710)		(108,275,327)		96,952,402		(39,358,489)
Investments in subsidiaries

Funds provided by (used in) investing activities		9,751,146		(37,786,710)		(108,275,327)		96,952,402		(39,358,489)

(Decrease) increase in cash and cash equivalents		(8,905,698)		(730,125)		(3,749,159)				(13,384,982)
Cash and cash equivalents at beginning of the year		14,428,209		1,452,602		11,946,035				27,826,846

Cash and cash equivalents at the end of the year	Ps.	5,522,511	Ps.	722,477	Ps.	8,196,876	Ps.		Ps.	14,441,864

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2000

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Elimination		PEMEX Consolidated
Funds (used in) provided by operating activities	(Ps.	62,080,063)	(Ps.	10,216,646)	(Ps.	34,901,498)	Ps.	131,686,425	Ps.	24,488,218

Financing activities:
Sale of future accounts receivable				8,675,835						8,675,835
Long-term debt		63,717,256		35,413,510		45,299,798		(119,927,030)		24,503,534
Net income distributions to Petróleos Mexicanos		(11,894,564)		11,143,060		751,504
Other changes		(5,623,568)		26,433,760		(1,341,824)		(9,306,862)		10,161,506

Funds provided by (used in) financing activities		46,199,124		81,666,165		44,709,478		(129,233,892)		43,340,875

Investing activities:
Increase in fixed assets, net		9,050,823		(71,180,882)		(2,018,105)		159,094		(63,989,070)
Investments in subsidiaries		2,611,627						(2,611,627)

Funds provided by (used in) investing activities		11,662,450		(71,180,882)		(2,018,105)		(2,452,533)		(63,989,070)

(Decrease) increase in cash and cash equivalents		(4,218,489)		268,637		7,789,875				3,840,023
Cash and cash equivalents at beginning of the year		18,646,698		1,183,963		4,156,162				23,986,823

Cash and cash equivalents at the end of the year	Ps.	14,428,209	Ps.	1,452,600	Ps.	11,946,037	Ps.		Ps.	27,826,846

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

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

        The Master Trust is consolidated in the financial statements of PEMEX for each of the periods presented in accordance with consolidation principles detailed in Mexican GAAP Bulletin B-8 "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks." In accordance with U.S. accounting principles, the Master Trust is a special purpose entity requiring consolidation to the financial statements as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

        The following consolidating information presents condensed consolidating balance sheets at December 31, 2002 and 2001 and condensed consolidating statements of operations and statements of changes in financial position for the years ended December 31, 2002, 2001 and 2000 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals and the consolidated Subsidiary Companies. These financial statements are prepared in conformity with Mexican GAAP and as to the recognition of inflation, in accordance with NIF-06BIS "A" section A (see Notes 2 b) and 15 to the consolidated financial statements), except that in the following condensed financial information, the Master Trust and the Subsidiary Entities are accounted for as investments under the equity method rather than being consolidated. Pemex-Petrochemicals and the Subsidiary Guarantors are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. Petróleos Mexicanos' guaranty of the indebtedness of the Master Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos' guaranty of the Master Trust's payment obligations are full and unconditional and joint and several.

        Petróleos Mexicanos and the Master Trust are the only entities authorized to contract debt, and thus all guaranteed debt is held by these entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2002

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	22,285,751	Ps.	15,644,247	Ps.	845,756	Ps.	5,100,692	Ps.		Ps.	43,876,446
Accounts, notes receivable and other, net		39,163,582		30,661,336		170,962,340		15,659,926		(201,074,884)		55,372,300
Inventories, net		390,612				20,813,572		3,378,862		(178,077)		24,404,969

Total current assets		61,839,945		46,305,583		192,621,668		24,139,480		(201,252,961)		123,653,715
Long-term debt receivable-intercompany		60,249,448		59,356,707						(119,606,155)
Investments in subsidiaries		195,442,428						5,528,867		(192,220,211)		8,751,084
Properties, net		8,652,124		105,711,140		349,920,309		17,167,955		4,646,441		486,097,969
Intangible asset derived from the actuarial computation of labor obligations and other assets		17,342,837		82,966		106,204,710		6,043,394		(50,797,442)		78,876,465

Total assets	Ps.	343,526,782	Ps.	211,456,396	Ps.	648,746,687	Ps.	52,879,696	(Ps.	559,230,328)	Ps.	697,379,233

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	31,569,249	Ps.	18,617,799	Ps.	14,488,558	Ps.	1,279,250	Ps.	(14,880,418)	Ps.	51,074,438
Accounts payable-intercompany		102,979,438		461,385		16,055,201		21,428,266		(140,924,290)
Other current liabilities		6,362,039		20,238,532		50,556,040		6,864,356		(21,324,839)		62,696,128

Total current liabilities		140,910,726		39,317,716		81,099,799		29,571,872		(177,129,547)		113,770,566
Long-term debt		73,993,830		129,028,336		60,042,643		206,974		(44,804,396)		218,467,387
						60,823,708				(60,823,708)
Sale of future accounts receivable						52,450,710				(9,011,825)		43,438,885
Reserve for retirement payments, pensions, indemnities sundry creditors, and others		27,660,297		43,110,344		198,093,070		22,135,853		(69,992,718)		221,006,846

Total liabilities		242,564,853		211,456,396		452,509,930		51,914,699		(361,762,194)		596,683,684

EQUITY
Equity accounts		(87,008,288)				82,427,810		(10,385,613)		(74,861,822)		(89,827,913)
Revaluation surplus		187,970,217				113,808,947		11,350,610		(122,606,312)		190,523,462

		100,961,929				196,236,757		964,997		(197,468,134)		100,695,549

Total liabilities and equity	Ps.	343,526,782	Ps.	211,456,396	Ps.	648,746,687	Ps.	52,879,696	(Ps.	559,230,328)		Ps.697,379,233

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2001

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	5,522,511	Ps.	5,288,454	Ps.	722,477	Ps.	2,908,422	Ps.		Ps.	14,441,864
Accounts, notes receivable and other, net		2,699,390		7,804,623		94,357,062		15,612,018		(75,603,666)		44,869,427
Inventories, net		165,166				14,222,954		2,834,594				17,222,714

Total current assets		8,387,067		13,093,077		109,302,493		21,355,034		(75,603,666)		76,534,005
Long-term debt receivable-intercompany		50,509,012		63,413,676						(113,922,688)
Investments in subsidiaries		178,487,519						4,924,513		(174,969,287)		8,442,745
Properties, net		8,826,710		44,326,188		335,022,388		18,737,980				406,913,266
Intangible asset derived from the actuarial computation of labor obligations and other assets		12,468,275		1,395,274		95,749,586		3,131,001		(47,750,904)		64,993,232

Total assets	Ps.	258,678,583	Ps.	122,228,215	Ps.	540,074,467	Ps.	48,148,528	(Ps.	412,246,545)	Ps.	556,883,248

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	28,328,581	Ps.	8,707,639	Ps.	12,724,756	Ps.	5,947,021	(Ps.	19,461,891)	Ps.	36,246,106
Accounts payable-intercompany		16,290,049		436,459		12,017,704		12,726,585		(41,470,797)
Other current liabilities		4,324,874		9,468,451		23,938,251		10,111,873		(12,141,133)		35,702,316

Total current liabilities		48,943,504		18,612,549		48,680,711		28,785,479		(73,073,821)		71,948,422
Long-term debt		67,730,850		61,041,007		113,673,593		249,598		(119,525,053)		123,169,995
Sale of future accounts receivable						48,923,317				(4,237,715)		44,685,602
Reserve for retirement payments, pensions, indemnities sundry creditors, and others		21,233,452		42,574,659		157,797,694		16,604,603		(43,997,412)		194,212,996

Total liabilities		137,907,806		122,228,215		369,075,315		45,639,680		(240,834,001)		434,017,015

EQUITY
Equity accounts		(60,610,938)				65,873,943		(9,671,154)		(54,563,356)		(58,971,505)
Revaluation surplus		181,381,715				105,125,209		12,180,002		(116,849,188)		181,837,738

		120,770,777				170,999,152		2,508,848		(171,412,544)		122,866,233

Total liabilities and equity	Ps.	258,678,583	Ps.	122,228,215	Ps.	540,074,467	Ps.	48,148,528	(Ps.	412,246,545)	Ps.	556,883,248

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2002

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	17,343,164	Ps.		Ps.	628,994,838	Ps.	216,814,667	(Ps.	381,715,552)	Ps.	481,437,117
Other revenues		2,122,990		12,453,792		11,218,605		4,669,211		(24,543,577)		5,921,021

Total revenues		19,466,154		12,453,792		640,213,443		221,483,878		(406,259,129)		487,358,138

Costs and operating expenses:
Cost of sales		92,497				303,094,263		219,731,211		(365,115,489)		157,802,482
Transportation and distribution expenses						14,339,416		869,252		(246,257)		14,962,411
Administrative expenses		16,747,488		33,416		28,706,760		4,466,329		(17,810,854)		32,143,139
Other expenses		5,100,721		10,170,561		18,758,721		6,057,185		(20,735,474)		19,351,714

Total costs and operating expenses		21,940,706		10,203,977		364,899,160		231,123,977		(403,908,074)		224,259,746
Equity participation in subsidiaries		(29,609,202)								29,609,202
Capitalization of Master Trust operations				(2,249,815)						2,249,815
Cumulative effect of adoption of new financial instruments standard

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(32,083,754)				275,314,283		(9,640,099)		29,507,962		263,098,392
Hydrocarbon extraction duties and other						178,322,178		776,871				179,099,049
Special tax on production and services (IEPS Tax)						114,491,456						114,491,456

						292,813,634		776,871				293,590,505

Net (loss) income for the year	(Ps.	32,083,754)	Ps.		(Ps.	17,499,351)	(Ps.	10,416,970)	Ps.	29,507,962	(Ps.	30,492,113)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2001

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	12,339,892	Ps.		Ps.	605,823,004	Ps.	199,974,543	(Ps.	372,807,277)	Ps.	445,330,162
Other revenues		2,826,908		5,432,891		9,759,540		7,285,794		(13,250,035)		12,055,098

Total revenues		15,166,800		5,432,891		615,582,544		207,260,337		(386,057,312)		457,385,260

Costs and operating expenses:
Cost of sales						320,770,253		208,519,631		(363,975,363)		165,314,521
Transportation and distribution expenses						13,208,914		533,777		(154,209)		13,588,482
Administrative expenses		15,465,295		16,169		21,392,241		4,102,632		(12,950,999)		28,025,338
Other expenses		1,544,954		3,583,594		17,669,179		1,966,460		(5,010,244)		19,753,943

Total costs and operating expenses		17,010,249		3,599,763		373,040,587		215,122,500		(382,090,815)		226,682,284
Equity participation in subsidiaries		(29,034,047)		—						29,034,047
Capitalization of Master Trust operations				(1,833,128)						1,833,128
Cumulative effect of adoption of new financial instruments standard		(1,301,451)				(29,796)						(1,331,247)

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(32,178,947)				242,512,161		(7,862,163)		26,900,678		229,371,729
Hydrocarbon extraction duties and other						167,502,566		761,021				168,263,587
Special tax on production and services (IEPS Tax)						95,198,729						95,198,729

						262,701,295		761,021				263,462,316

Net (loss) income for the year	(Ps.	32,178,947)	Ps.		(Ps.	20,189,134)	(Ps.	8,623,184)	Ps.	26,900,678	(Ps.	34,090,587)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2000

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,129,563	Ps.		Ps.	641,722,720	Ps.	239,485,847	(Ps.	435,070,535)	Ps.	468,267,595
Other revenues		574,735		4,118,225		9,367,075		6,698,101		(10,337,601)		10,420,535

Total revenues		22,704,298		4,118,225		651,089,795		246,183,948		(445,408,136)		478,688,130

Costs and operating expenses:
Cost of sales						325,946,683		241,568,215		(414,455,061)		153,059,837
Transportation and distribution expenses						12,058,906		649,516		(99,261)		12,609,161
Administrative expenses		14,996,555		14,355		19,275,246		3,097,484		(10,410,937)		26,972,703
Other expenses		7,038,378		6,138,444		17,535,771		1,072,888		(19,796,233)		11,989,248

Total costs and operating expenses		22,034,933		6,152,799		374,816,606		246,388,103		(444,761,492)		204,630,949
Equity participation in subsidiaries		(21,216,737)								21,216,737
Capitalization of Master Trust operations				2,034,574						(2,034,574)

(Loss) income before hydrocarbon extraction duties and other and special tax on production and services		(20,547,372)				276,273,189		(204,155)		18,535,519		274,057,181
Hydrocarbon extraction duties and other						223,044,353		1,042,336		124,364		224,211,053
Special tax on production and services (IEPS Tax)						69,556,520						69,556,520

						292,600,873		1,042,336		124,364		293,767,573

Net (loss) income for the year	(Ps.	20,547,372)	Ps.		(Ps.	16,327,684)	(Ps.	1,246,491)	Ps.	18,411,155	(Ps.	19,710,392)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2002

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	38,417,242	(Ps.	6,156,745)	(Ps.	28,160,373)	(Ps.	7,775,985)	Ps.	43,363,401	Ps.	39,687,540

Financing activities:
Sale of future accounts receivable						3,527,393				(4,774,110)		(1,246,717)
Long-term debt		9,503,647		77,897,490		21,204,501		(7,847,076)		(5,533,603)		95,224,959
Long-term debt receivable—intercompany
Net income distributions to Petróleos Mexicanos		(27,916,322)				17,499,351		10,416,971
Other changes in equity and retained earnings		7,649,402				10,615,528		9,149,140		(29,526,232)		(2,112,162)

Funds provided by (used in) financing activities		(10,763,273)		77,897,490		52,846,773		11,719,035		(39,833,945)		91,866,080

Investing activities:
Increase in fixed assets, net		6,064,180		(61,384,952)		(24,563,120)		(1,146,427)		(21,088,719)		(102,119,038)
Investments in subsidiaries		(16,954,909)						(604,354)		17,559,263

Funds provided by (used in) investing activities		(10,890,729)		(61,384,952)		(24,563,120)		(1,750,781)		(3,529,456)		(102,119,038)

(Decrease) increase in cash and cash equivalents		16,763,240		10,355,793		123,280		2,192,269				29,434,582
Cash and cash equivalents at beginning of the year		5,522,511		5,288,454		722,477		2,908,422				14,441,864

Cash and cash equivalents at the end of the year	Ps.	22,285,751	Ps.	15,644,247	Ps.	845,757	Ps.	5,100,691	Ps.		Ps.	43,876,446

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2001

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	Ps.	93,512,424	Ps.	124,020,493	Ps.	9,070,449	(Ps.	9,302,161)	(Ps.	191,108,592)	Ps.	26,192,613

Financing activities:
Sale of future accounts receivable						(3,053,256)				(4,237,715)		(7,290,971)
Long-term debt		(79,144,359)		(19,050,139)		(2,925,553)		3,541,089		109,670,256		12,091,294
Long-term debt receivable—intercompany
Net income distributions to Petróleos Mexicanos		(27,461,110)				18,837,927		8,623,183
Other changes in equity and retained earnings		(5,563,799)				15,127,018		(3,306,297)		(11,276,351)		(5,019,429)

Funds provided by (used in) financing activities		(112,169,268)		(19,050,139)		27,986,136		8,857,975		94,156,190		(219,106)

Investing activities:
Increase in fixed assets, net		9,751,146		(107,739,864)		(37,786,710)		(535,463)		96,952,402		(39,358,489)
Investments in subsidiaries

Funds provided by (used in) investing activities		9,751,146		(107,739,864)		(37,786,710)		(535,463)		96,952,402		(39,358,489)

(Decrease) increase in cash and cash equivalents		(8,905,698)		(2,769,510)		(730,125)		(979,649)				(13,384,982)
Cash and cash equivalents at beginning of the year		14,428,209		8,057,964		1,452,602		3,888,071				27,826,846

Cash and cash equivalents at the end of the year	Ps.	5,522,511	Ps.	5,288,454	Ps.	722,477	Ps.	2,908,422	Ps.		Ps.	14,441,864

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2002, 2001 and 2000

(In thousands of pesos and thousands of U.S. dollars)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2000

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Funds (used in) provided by operating activities	(Ps.	62,080,063)	(Ps.	30,581,553)	(Ps.	10,216,646)	(Ps.	4,319,945)	Ps.	131,686,425	Ps.	24,488,218

Financing activities:
Sale of future accounts receivable						8,675,835						8,675,835
Long-term debt		63,717,256		38,050,136		35,413,510		7,249,662		(119,927,030)		24,503,534
Net income distributions to Petróleos Mexicanos		(11,894,564)				11,143,060		751,504		—
Other changes in equity and retained earnings		(5,623,568)				26,433,760		(1,341,824)		(9,306,862)		10,161,506

Funds provided by (used in) financing activities		46,199,124		38,050,136		81,666,165		6,659,342		(129,233,892)		43,340,875

Investing activities:
Increase in fixed assets, net		9,050,823				(71,180,882)		(2,018,105)		159,094		(63,989,070)
Investments in subsidiaries		2,611,627								(2,611,627)

Funds provided by (used in) investing activities		11,662,450				(71,180,882)		(2,018,105)		(2,452,533)		(63,989,070)

(Decrease) increase in cash and cash equivalents		(4,218,489)		7,468,583		268,637		321,292				3,840,023
Cash and cash equivalents at beginning of the year		18,646,698		589,382		1,183,963		3,566,780				23,986,823

Cash and cash equivalents at the end of the year	Ps.	14,428,209	Ps.	8,057,965	Ps.	1,452,600	Ps.	3,888,072	Ps.		Ps.	27,826,846

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 19. The U.S. GAAP adjustments related to exploration and drilling costs and units of production amortization are exclusive to Pemex—Exploration and Production. The U.S. GAAP adjustment related to fixed asset impairment relates to the Subsidiary Entities. U.S. GAAP adjustments pertaining to advance payment on minimum guaranteed dividends, investment securities, and the sale of Repsol shares relate exclusively to Petróleos Mexicanos. The U.S. GAAP adjustment to account for derivatives relates primarily to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex- Petrochemicals, Pemex-Gas and Basic Petrochemicals, Pemex-Refining and the Master Trust. All other U.S. GAAP adjustments relate collectively to Petróleos Mexicanos and the Subsidiary Entities.

22.    Supplementary information on oil and gas exploration and production activities (unaudited)

        The following tables provide supplementary information on the oil and gas exploration, development and producing activities of Pemex-Exploration and Production in compliance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"). All exploration and production activities of Pemex-Exploration and Production are located in Mexico.

        The supplemental data presented herein reflects information for all of Pemex-Exploration and Production's oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP.

Capitalized costs for oil and gas producing activities:

	As of December 31,
	2002		2001		2000
Proved properties	Ps.	204,210,112	Ps.	225,631,243	Ps.	202,137,360
Construction in progress		108,789,994		52,429,603		52,892,908
Accumulated depreciation and amortization		(104,521,173)		(113,834,067)		(97,073,538)

Net capitalized costs	Ps.	208,478,933	Ps.	164,226,779	Ps.	157,956,730

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

Costs incurred for oil and gas property exploration and development activities:

	Year ended December 31,
	2002		2001		2000
Exploration	Ps.	571,990	Ps.	1,224,042	Ps.	331,685
Development		23,013,709		14,216,642		10,171,093

Total costs incurred	Ps.	23,585,699	Ps.	15,440,684	Ps.	10,502,778

        There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

        Development costs include costs of geological and geophysical studies of field development amounting to Ps. 1,210,609, Ps. 1,043,572 and Ps. 1,710,998 for 2002, 2001 and 2000, respectively, that are expensed, under successful efforts, as geological and geophysical exploration expenses. Development costs also include Ps. 21,358,068, Ps. 11,707,007 and Ps. 7,210,908 for 2002, 2001 and 2000 related to construction in progress. Upon project completion, construction in progress amounts will be re-classified either to expenses or capitalized as appropriate.

Results of operations for oil and gas producing activities:

	Year Ended December 31,
	2002		2001		2000
Revenues from affiliates	Ps.	281,668,874	Ps.	265,005,055	Ps.	312,207,332

Hydrocarbon duties		162,215,835		163,906,684		200,099,233
Excess-gains taxes		13,766,236		1,314,957		21,196,536
Production costs (excluding taxes)		51,855,788		55,101,847		44,753,856
Exploration expenses		1,210,609		1,043,572		1,710,998
Depreciation, depletion and amortization		9,979,988		12,249,799		11,513,616

		239,028,456		233,616,859		279,274,239

Results of operations for oil and gas producing activities	Ps.	42,640,418	Ps.	31,388,196	Ps.	32,933,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

Crude oil and natural gas reserves:

Sales prices and production costs (unaudited)

        The following table summarizes average sales prices (excluding production taxes) in U.S. dollars:

	2002	2001	2000
December average sales price	$24.53	$13.62	$23.03
Crude oil, per barrel	$26.36	$15.21	$22.78
Natural gas, per thousand cubic feet	$3.58	$1.85	$5.13

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

        Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs at the date the estimate is made. Mexico's proved reserves are estimated by PEMEX?s petroleum engineers.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        The following two tables of oil and gas reserves set forth PEMEX's estimates of Mexico's proved reserves at December 31, 2002, 2001 and 2000 in accordance with the definition of proved reserves under Rule 4-10(a) Regulation S-X of the Securities Act of 1933.

Crude oil and condensate reserves (including natural gas liquids)a (unaudited)

	(Millions of barrels)
	2002	2001	2000
Proved developed and undeveloped reserves
At January 1	18,767	20,186	21,519
Revisions	(247)	(144)	(180)
Extensions and discoveries[b]	(36)	2	91
Production	(1,288)	(1,277)	(1,244)

At December 31	17,196	18,767	20,186

Proved developed reserves at December 31	11,725	12,622	12,312

Note:
Table amounts may not total due to rounding.
a.
Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

b.
Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

Dry gas reserves (unaudited)

	(Billions of cubic feet)
	2002	2001	2000
Proved developed and undeveloped reserves
At January 1	16,256	17,365	18,471
Revisions	(443)	(78)	3
Extensions and discoveries[a]	313	98	58
Production	(1,141)	(1,129)	(1,167)

At December 31	14,985	16,256	17,365

Proved developed reserves at December 31	8,572	8,776	9,713

Note:
Table amounts may not total due to rounding.
a.
Extensions include positive and negative changes due to new data gathered through drilling of extension wells. Negative changes are reported as revisions.

        Based on the reservoir performance, new information, and discoveries, proved reserves in accordance with the definition of proved reserves under Rule 4-10(a) of Regulation S-X for all regions as of December 31, 2002 are estimated to be 20,077 million barrels of oil equivalent (21,893 million barrels of oil equivalent at December 31, 2001).

Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

        The standardized measure tables presented below relate to proved oil and gas reserves (i) after adjusting for the reserve revisions in the Marine, Southern and Northern Regions, and (ii) excluding 2.5 billion barrels of proved reserves scheduled to be produced after the year 2027, as well as, in a lesser way, proved reserves from newly discovered fields.

        Estimated future cash inflows from production are computed by applying average prices of oil and gas on December 31 to the year-end quantities. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves, assuming constant year-end economic conditions.

        Future tax expenses are computed by applying the appropriate year-end statutory tax rates—with consideration of the tax rates already legislated for 2002—to the future pre-tax net cash flows related to Mexico's proved oil and gas reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        In addition to being subject to the payment of all taxes and contributions set forth by the SHCP (except as indicated below), PEMEX is presently subject to the following special duties: a hydrocarbon extraction duty, an extraordinary hydrocarbon extraction duty, an additional hydrocarbon extraction duty, a tax on hydrocarbon income and the IEPS Tax. These taxes and duties are to be credited against the Derecho Sobre Hidrocarburos ("hydrocarbon duty"), which is calculated by applying a rate of 60.8% to the sales revenue of Petróleos Mexicanos and Subsidiary Entities to third parties (sales revenues are taken to include the IEPS Tax generated by the sale of refined products, but not to include VAT). In addition to the payment of the hydrocarbon duty, Petróleos Mexicanos and Subsidiary Entities must pay to the Mexican Government an excess gains tax, which for 2002 was equal to 39.2% on the portion of Petróleos Mexicanos and Subsidiary Entities' crude oil export sales revenues in excess of a threshold price of 15.50 U.S. dollars per barrel. Since the 2002 prices were higher than 15.50 U.S. dollars per barrel, Petróleos Mexicanos and Subsidiary Entities paid excess gains tax. For 2003, the excess gains tax applies to prices in excess of 18.35 U.S. dollars per barrel. Petróleos Mexicanos and Subsidiary Entities are not subject to Income Tax Law (Ley del Impuesto Sobre la Renta) or Asset Tax Law (Ley del Impuesto al Activo).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

Standardized measure of discounted net cash flows

	As of December 31
	2002		2001		2000
Future cash inflows	U.S.	$426,218,000	U.S.	$253,752,000	U.S.	$452,876,000
Future production costs (excluding taxes)		(46,536,000)		(42,101,000)		(59,779,000)
Future development costs		(36,212,000)		(38,993,000)		(47,456,000)

Future cash flows before tax		343,470,000		172,658,000		345,641,000
Future production-and-excess-gains taxes		(272,450,000)		(132,778,000)		(293,732,000)
Future income taxes

Future net cash flows		71,020,000		39,880,000		51,909,000
Effect of discounting net cash flows at 10%		(32,493,000)		(19,496,000)		(29,216,000)

Standardized measure of discounted future net cash flows	U.S.	$38,527,000	U.S.	$20,384,000	U.S.	$22,693,000

Note:    Table amounts may not total due to rounding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

        To comply with SFAS No. 69, the next table presents the aggregate standardized measure change for each year and significant sources of variance:

Changes in standardized measure of discounted net cash flows

	2002		2001		2000
Sales of oil and gas produced, net of production costs	(U.S.	$26,097,000)	(U.S.	$24,671,000)	(U.S.	$29,919,000)
Net changes in prices and production costs		112,329,000		(83,212,000)		42,006,000
Extensions and discoveries		1,528,000		130,000		1,060,000
Development cost incurred during the year		6,355,000		5,946,000		5,985,000
Changes in estimated development costs		(4,613,000)		(2,352,000)		(11,645,000)
Reserves revisions, extensions, discoveries and timing changes		519,000		4,519,000		11,512,000
Accretion of discount of pre-tax net cash flows		8,592,000		16,437,000		13,476,000
Net changes in production-and excess-gains taxes		(80,470,000)		80,894,000		(28,196,000)
Other

Aggregate change in standardized measure	U.S.	$18,143,000	(U.S.	$2,309,000)	U.S.	$4,278,000

Standardized measure
As of January 1		20,384,000		22,693,000		18,415,000
As of December 31		38,527,000		20,384,000		22,693,000

Change	U.S.	$18,143,000	(U.S.	$2,309,000)	U.S.	$4,278,000

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION
PREPARED ON A PRICE-LEVEL ADJUSTED BASIS

For the Years Ended December 31, 2002, 2001 and 2000

General

        The unaudited supplementary consolidated price-level adjusted financial information included in the following pages has been prepared pursuant to Rule 3-20 (c) of Regulation S-X promulgated by the United States Securities and Exchange Commission. For the years ended December 31, 2002, 2001 and 2000, Mexico was not considered a hyperinflationary economy. However, PEMEX has continued to provide supplemental price-level adjusted financial information for these subsequent years in lieu of adoption of Mexican GAAP Bulletin B-10.

        The supplemental financial information reflects all appropriate U.S. GAAP adjustments and, in the opinion of PEMEX management, all adjustments which are necessary for a fair presentation of the supplemental price-level adjusted financial information have been included herein. Unless otherwise noted, this financial information has been prepared in a manner consistent with the historical financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto presented herein, as of December 31, 2002 and 2001, and for the three years then ended.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

(in thousands of constant pesos as of December 31, 2002)

	2002		2001
ASSETS
Current assets:
Cash and cash equivalents	Ps.	44,657,670	Ps.	15,314,391
Accounts, notes receivable and other, net		49,292,351		49,970,039
Inventories, net		22,870,617		17,601,089

Total current assets		116,820,638		82,885,519
Properties, net		506,190,883		442,999,836
Intangible asset derived from the actuarial computation of labor obligations and other assets		92,883,058		83,183,530

Total assets	Ps.	715,894,579	Ps.	609,068,885

LIABILITIES
Current liabilities:
Current portion of long-tem debt	Ps.	49,496,895	Ps.	38,312,424
Other current liabilities		68,728,204		41,780,610

Total current liabilities		118,225,099		80,093,034
Long-term debt		231,790,948		171,543,333
Reserve for retirement payments, pensions and indemnities, sundry creditors, and others		295,606,903		238,676,299

Total liabilities		645,622,950		490,312,666

Minority interest		2,996,624		1,544,645
TOTAL EQUITY		67,275,005		117,211,574

Total liabilities and equity	Ps.	715,894,579	Ps.	609,068,885

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of constant pesos as of December 31, 2002)

	2002		2001		2000
Net sales(1)	Ps.	376,756,698	Ps.	377,578,681	Ps.	457,345,817
Other revenues		7,766,200		16,077,620		10,947,316

Total revenues		384,522,898		393,656,301		468,293,133

Cost and operating expenses:
Cost of sales		168,500,591		182,540,133		193,820,680
Transportation and distribution expenses		16,169,274		15,416,084		15,247,449
Administrative expenses		34,914,366		32,032,200		32,566,312
Financial integral cost (income), net		6,125,116		(3,465,611)		2,010,759
Other expenses		5,727,953		7,171,225		6,122,142

Total costs and operating expenses		231,437,300		233,694,031		249,767,342
Income before hydrocarbon extraction duties and other		153,085,598		159,962,270		218,525,791
Hydrocarbon extraction duties and other		183,887,625		181,453,984		257,183,694
Cumulative effect of adoption of new financial instruments standard				4,007,402
Minority interest		(1,251,606)		(749,704)

Net loss	(Ps.	32,053,633)	(Ps.	18,234,016)	(Ps.	38,657,903)

(1)
As discussed in Note 19 II (b), under Mexican GAAP, the IEPS Tax is reflected in revenue when charged to customers and, at the same time, deducted from "Income before hydrocarbon extraction duties and other". Under U.S. GAAP, the IEPS Tax would have no effect on revenues nor would it be deducted from "Income before hydrocarbon extraction duties and other".

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of constant pesos as of December 31, 2002)

	2002		2001		2000
Operating Activities
Net loss	(Ps.	32,053,633)	(Ps	18,234,016)	(Ps.	38,657,903)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization		35,374,850		33,316,212		33,248,674
Reserve for retirement payments, pensions and indemnization		45,696,521		43,328,126		41,158,626
Impairment of fixed assets		(2,068,790)		(7,056,019)		14,902,515
Loss on disposal of fixed assets		13,486,107		9,200,401		15,260,067
Allowance for uncollectible trade accounts		671,009		54,870		272,854
Allowance for slow-moving inventory and obsolescence		82,312		(300,324)		(183,286)
Minority interest		1,535,287		658,098
Foreign exchange loss (gain)		5,385,043		(9,059,525)		(528,816)
Accounting for financial instruments		2,925,698		(8,201,664)
Gain from monetary position		(18,634,836)		(12,522,753)		(9,427,651)
Changes in operating assets and liabilities:
Accounts and notes receivable		(11,637,942)		7,837,874		(10,722,631)
Inventories		(6,298,983)		8,426,507		(8,791,929)
Other assets		(192,856)		(2,881,929)		(2,424,469)
Accounts payable and accrued liabilities		31,296,139		(30,984,194)		12,439,448
Sales of future accounts receivable				793,577		12,248,102

Cash flows provided by operating activities	Ps.	65,565,926	Ps.	14,375,241	Ps.	58,793,601

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of constant pesos as of December 31, 2002)

	2002		2001		2000
Investing Activities
Loans granted to Pemex Finance	Ps.		Ps.		(Ps.	7,643,356)
Acquisition of fixed assets		(86,901,057)		(50,239,722)		(67,401,931)

Cash flows used in investing activities		(86,901,057)		(50,239,722)		(75,045,287)

Financing Activities
New long term financing		132,831,404		133,209,628		108,893,988
Financing payments		(49,006,992)		(96,989,823)		(74,224,655)
Effect of consolidating Pemex Finance				898,063
Dividends paid to the Mexican Government		(9,967,037)		(2,428,688)		(6,662,485)

Cash flows provided by financing activities		73,857,375		34,689,180		28,006,848

Effects of inflation on cash and cash equivalents		(23,178,965)		(14,218,715)		(9,889,086)
Increase (decrease) in cash and equivalents		29,343,279		(15,394,016)		1,866,076
Cash and cash equivalents, beginning of period		15,314,391		30,708,407		28,842,331

Cash and cash equivalents, end of period	Ps.	44,657,670	Ps.	15,314,391	Ps.	30,708,407

The accompanying notes are an integral part of this unaudited supplemental consolidated financial information.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL
INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands of constant pesos as of December 31, 2002)

1.     Effects of inflation on the financial information

        The following is the methodology utilized in preparing the price-level adjusted financial information.

a)
Effects of inflation on the financial information

        The consolidated supplemental financial information of PEMEX has been restated to recognize the effects of inflation and is expressed in thousands of pesos of constant purchasing power as of December 31, 2002, determined as follows:

  •
  The consolidated statement of operations (excluding depreciation and cost of sales which is described below) for the years ended December 31, 2001 and 2000 were restated applying the Mexican National Consumer Price Index ("NCPI") from the periods in which the transactions occurred to December 31, 2002. In accordance with U.S. GAAP, the "Net Sales" line item as presented excludes IEPS Tax, an amount which equaled    Ps. 117,552,617, Ps. 102,661,478 and Ps. 79,785,552, for the years ended December 31, 2002, 2001 and 2000, respectively.

  •
  For comparability purposes, balance sheet information as of December 31, 2001 has been restated to pesos as of December 31, 2002 by utilizing the change in the NCPI from December 31, 2001 to December 31, 2002.

  •
  The NCPI factor used to recognize the effects of inflation were:

Year	Change in National Consumer Price Index
2002	5.7008%
2001	4.4035%
2000	8.9593%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL
INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands of constant pesos as of December 31, 2002)

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

  Equity

        Equity represents the combined historical movements in the amounts of the Certificates of Contribution "A", dividends and accumulated earnings, restated from their date of origin to December 31, 2002 using the change in the NCPI during such period.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL
INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands of constant pesos as of December 31, 2002)

        Supplemental disclosures of interest and taxes paid are as follows:

	2002		2001		2000
Interest paid (net of amounts capitalized)	Ps.	22,233,264	Ps.	19,752,858	Ps.	22,019,436
Taxes paid		268,255,231		305,132,862		318,346,570

        Supplemental disclosures of non-cash transactions are as follows:

	2002		2001		2000
Acquisition of fixed assets via contractor financing	Ps.	14,316,317	Ps.		Ps.	17,825,442
Unrealized gains (losses) on available for sale securities		183,446		(1,311,388)		(8,210,516)
Additional minimum pension liability		9,296,132		7,681,553		13,416,924
Accounting for financial instruments		(2,925,699)		8,039,034

2.     Segment information

        The following segment information is prepared on a price level adjusted basis.

Year ended December 31:	Exploration and Production		Refining(1)		Gas and Basic Petrochemicals		Petrochemicals		Corporate and other		Intersegment Eliminations		Total
2002
Sales:
Trade	Ps.	132,205,382	Ps.	263,124,768	Ps.	64,105,174	Ps.	8,406,078	Ps.	26,467,913	Ps.		Ps.	494,309,315
Intersegment		156,994,480		8,101,532		21,280,955		3,073,312		202,471,213		(391,921,492)

Total net sales	Ps.	289,199,862	Ps.	271,226,300	Ps.	85,386,129	Ps.	11,479,390	Ps.	228,939,126	(Ps.	391,921,492)	Ps.	494,309,315

2001
Sales:
Trade	Ps.	119,881,430	Ps.	257,983,755	Ps.	70,400,410	Ps.	9,720,514	Ps.	22,254,051	Ps.		Ps.	480,240,160
Intersegment		165,897,708		9,477,218		29,673,719		3,013,726		193,969,742		(402,032,113)

Total net sales	Ps.	285,779,138	Ps.	267,460,973	Ps.	100,074,129	Ps.	12,734,240	Ps.	216,223,793	(Ps.	402,032,113)	Ps.	480,240,160

2000
Sales:
Trade	Ps.	157,525,465	Ps.	263,898,350	Ps.	73,360,752	Ps.	13,974,887	Ps.	28,371,915	Ps.		Ps.	537,131,369
Intersegment		200,586,757		11,011,661		29,707,196		3,116,657		254,614,831		(499,037,102)

Total net sales	Ps.	358,112,222	Ps.	274,910,011	Ps.	103,067,948	Ps.	17,091,544	Ps.	282,986,746	(Ps.	499,037,102)	Ps.	537,131,369

(1)
Net sales include IEPS Tax amounting to Ps. 117,552,617, Ps. 102,661,478 and Ps. 79,785,552 in 2002, 2001 and 2000, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL
INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands of constant pesos as of December 31, 2002)

3.     Financial integral result

        Financial integral result prepared on a price level adjusted basis is analyzed as follows:

	2002		2001		2000
Exchange gain (loss)	Ps.	5,385,043	(Ps.	9,059,525)	(Ps.	528,816)
Monetary position result		(18,634,836)		(12,522,753)		(9,427,651)
Interest cost and other		19,374,909		18,116,667		11,967,226

Total	Ps.	6,125,116	(Ps.	3,465,611)	Ps.	2,010,759

APPENDIX

Reports of Other Independent Accountants

F/A-1

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP 1201 Louisiana, Suite 2900 Houston TX 77002-5678 Telephone (713) 356 4000 Facsimile (713) 356 4717

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

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP
March 23, 2001

F/A-2

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S.C. Mariano Escobedo 573 Col. Rincón del Bosque 11580 México, D.F. Teléfono 5 263 6000 Fax 5 263 6010

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

F/A-3

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

PricewaterhouseCoopers

/s/ MANUEL GARCIA BRAÑA Manuel Garcia Braña Public Accountant

F/A-4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP 1201 Louisiana, Suite 2900 Houston TX 77002-5678 Telephone (713) 356 4000 Facsimile (713) 356 4717

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

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP
February 2, 2001

F/A-5

PRICEWATERHOUSECOOPERS

Assurance & Business Advisory Services P.O. Box 360 Julianaplein 38 Willemstad—Curaçao Netherlands Antilles Telephone +599 (9) 430 0000 Facsimile +599 (9) 461 1118

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

Curaçao, March 22, 2001

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

F/A-6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers N.V. Accountants Prins Bernhardplein 200 1097 JB Amsterdam Postbus 94071 1090 GB Amsterdam Telnr. (020) 568 66 66 Faxnr. (020) 568 68 88 www.pwcglobal.com/nl

To the Board of Directors and the Shareholder of
P.M.I. Holdings B.V., Amsterdam

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

Amsterdam, April 17, 2001

/s/ PRICEWATERHOUSECOOPERS N.V. PricewaterhouseCoopers N.V.

F/A-7

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S.C. Mariano Escobedo 573 Col. Rincón del Bosque 11580 México, D.F. Teléfono 5 263 6000 Fax 5 263 6010

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

F/A-8

PRICEWATERHOUSECOOPERS

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

PricewaterhouseCoopers
/s/ MANUEL GARCIA BRAÑA Manuel Garcia Braña Public Accountant

F/A-9

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers, S.C. Mariano Escobedo 573 Col. Rincón del Bosque 11580 México, D.F. Teléfono 5 263 6000 Fax 5 263 6010

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

F/A-10

PRICEWATERHOUSECOOPERS

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

PricewaterhouseCoopers
/s/ MANUEL GARCIA BRAÑA Manuel Garcia Braña Public Accountant

F/A-11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers N.V. Accountants Prins Bernhardplein 200 1097 JB Amsterdam Postbus 94071 1090 GB Amsterdam Telnr. (020) 568 66 66 Faxnr. (020) 568 68 88 www.pwcglobal.com/nl

To the Board of Directors and the Shareholder of
P.M.I. Services B.V., Amsterdam

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

Amsterdam, March 21, 2001

/s/ PRICEWATERHOUSECOOPERS N.V. PricewaterhouseCoopers N.V.

F/A-12

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP 1201 Louisiana, Suite 2900 Houston TX 77002-5678 Telephone (713) 356 4000 Facsimile (713) 356 4717

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

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP
February 2, 2001

F/A-13

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS
By:	/s/ JUAN JOSÉ SUÁREZ COPPEL Name: Juan José Suárez Coppel Title: Chief Financial Officer

Date:  June 27, 2003

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

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ RAÚL MUÑOZ LEOS Name: Raúl Muñoz Leos Title: Director General/Chief Executive Officer

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

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ JUAN JOSÉ SUÁREZ COPPEL Name: Juan José Suárez Coppel Title: Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
PART I
SELECTED FINANCIAL DATA
EXCHANGE RATES
RISK FACTORS
HISTORY AND DEVELOPMENT
BUSINESS OVERVIEW
Infrastructure of PEMEX
Crude Oil and Condensate Reserves (including natural gas liquids)
Pemex-Refining Production
Value of Domestic Sales
Volume of Domestic Sales
Imports and Exports of Selected Refined Products
GENERAL REGULATORY FRAMEWORK
TRADE REGULATIONS AND EXPORT AGREEMENTS
TAXES AND DUTIES
UNITED MEXICAN STATES
Total Indebtedness of PEMEX
Contractual Obligations and Other Commercial Commitments Outstanding
Fair Value of OTC Contracts
Fair Value of OTC Contracts at Period–End by Maturity
Pemex-Refining—Directors and Executive Officers
DOCUMENTS ON DISPLAY
Quantitative Disclosure of Market Risk (Interest Rate Sensitivity)  as of December 31, 2002
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF THE INDEPENDENT AUDITORS
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001 (In thousands of pesos and thousands of U.S. dollars) (Notes 1, 2 and 14)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (In thousands of pesos and thousands of U.S. dollars) (Notes 1 and 2)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (In thousands of pesos and thousands of U.S. dollars) (Notes 1 and 2)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (In thousands of pesos and thousands of U.S. dollars) (Notes 1 and 2)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2002, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2002, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2002, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2002, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2002, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2002, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2002, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For The Years Ended December 31, 2002, 2001 and 2000 (In thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in thousands of pesos and thousands of U.S. dollars)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS For the Years Ended December 31, 2002, 2001 and 2000 (In thousands of constant pesos as of December 31, 2002)
PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE UNAUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION PREPARED ON A PRICE-LEVEL ADJUSTED BASIS For the Years Ended December 31, 2002, 2001 and 2000 (In thousands of constant pesos as of December 31, 2002)
APPENDIX Reports of Other Independent Accountants
Report of Independent Accountants
Report of Independent Accountants
SIGNATURE
CERTIFICATIONS
CERTIFICATIONS