Form 20-F
period 2003-12-31
MEXICAN PETROLEUM
filed 2004-07-15
CIK 932782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number: 0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
México, D.F. 11311
México
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
8.00% Notes due 2011
7.875% Notes due 2009
8.625% Bonds due 2022
7.375% Notes due 2014
6.125% Notes due 2008

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

Back to Contents

Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Federal Government of Mexico, which we refer to as the Mexican Government, and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 2 c) to our consolidated financial statements included in Item 18, including the Pemex Project Funding Master Trust and the Fideicomiso F/163 (which are described below under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), are incorporated into the consolidated financial statements; these subsidiary companies are also identified with the corresponding ownership percentages in “—Consolidated Structure of PEMEX” on page 3. Petróleos Mexicanos, the subsidiary entities and the consolidated subsidiary companies are collectively referred to as “PEMEX” or “we.”

References herein to “U.S. $,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of Mexico. References herein to “euros” or “€” are to the lawful currency of the European Economic and Monetary Union. References herein to “pounds” or “£” are to the lawful currency of the United Kingdom. The term “billion” as used herein means one thousand million.

We maintain our consolidated financial statements and records in constant pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 11.236 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2003. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This Form 20-F contains words, such as “believe,” “expect” and “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on us from competition, changes in the limitations on our access to sources of financing on competitive terms, significant economic or political developments in Mexico, particularly developments affecting the energy sector, and changes in our regulatory environment. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Back to Contents

CONSOLIDATED STRUCTURE OF PEMEX

Back to Contents

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Back to Contents

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements included in Item 18. The selected financial data set forth below as of the five years ended December 31, 2003 have been derived from our consolidated financial statements for the years ended December 31, 1999 and 2000, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2001, 2002 and 2003. The consolidated financial statements included in this Form 20-F were audited by PricewaterhouseCoopers, S.C.

Our consolidated financial statements are prepared in accordance with Mexican Generally Accepted Accounting Principles (which we refer to as Mexican GAAP). Beginning January 1, 2003, we recognize the effects of inflation in accordance with NIF-06 BIS “A” Section C, which requires the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican GAAP (which we refer to as Bulletin B-10). As a result of the adoption of Bulletin B-10, we have restated our consolidated financial statements for the years ended December 31, 2001 and 2002, in order to present our results for each of these years on the same basis as the results for the year ended December 31, 2003 with respect to the recognition of the effects of inflation.

Our consolidated financial statements for the years ended December 31, 1999 and 2000 previously recognized inflation in accordance with the guidelines established in Financial Reporting Standard NIF-06 BIS “A,” section A. The most significant differences between the recognition of inflation in accordance with the guidelines established in Financial Reporting Standard NIF-06 BIS “A,” section A, and the guidelines established in Bulletin B-10 relate to the recognition in the income statement of the comprehensive financing cost (including the determination of gains or losses in monetary position and treatment for foreign exchange gains or losses), the restatement of the equity accounts and the presentation of the financial statements for all periods in constant pesos as of the date of the latest financial statement. See Note 2 b) to our consolidated financial statements included herein for a summary of the effects of adoption of Bulletin B-10 and Notes 2 h), 2 l), 2 m), 2 n) and 2 o) to our consolidated financial statements included herein for a discussion of the inflation accounting rules applied as a result of the adoption of Bulletin B-10.

We have not restated our consolidated financial statements for the two years ended December 31, 2000 to present our results for these years on the same basis as the results for the three years ended December 31, 2003 with respect to the full application of Bulletin B-10 because such a restatement would have involved unreasonable effort and expense. However, we have presented certain selected financial data set forth below for the two years ended December 31, 2000 which are available on a comparable basis with the data presented for subsequent years, and have restated such information to constant pesos as of December 31, 2003 by applying the change in inflation, as measured by the national consumer price index, or “NCPI,” from the respective year through December 31, 2003. We believe that restating this historical information in accordance with the inflationary change measured by the NCPI provides meaningful information with regard to trends for the data included below for those years. However, the restatement into constant pesos as of December 31, 2003 of certain other items below for the two years ended December 31, 2000 would result in information that is materially different from that which would result from the preparation of restated financial statements in accordance with Bulletin B-10. As a result, we believe that this information would not be comparable to the information presented for the three years ended December 31, 2003, and would thus not provide meaningful information with regard to trends relating to our results. Accordingly, we have omitted the selected financial data relating to these items for the two years ended December 31, 2000.

Mexican GAAP differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The most important of the material items generating a difference between operating results under U.S. and Mexican GAAP are the accounting methodologies for the treatment of exploration and drilling costs, pensions, seniority premiums and post-retirement benefit obligations, capitalized interest, impairment of fixed assets, depreciation, derivatives, profit in inventory and our investment in shares of Repsol YFP, S.A. (“Repsol”), which are described in Note 19 to our consolidated financial statements and “Item 5–Operating and Financial Review and Prospects–U.S. GAAP Reconciliation.”

Back to Contents

Selected Financial Data of PEMEX

		Year Ended December 31,(1)(2)
		1999		2000		2001		2002		2003	2003(5)

		(in millions of constant pesos as of December 31, 2003)(3)				(in millions of constant pesos as of December 31, 2003)(4)					(in millions of U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican GAAP:
Net sales(6)	Ps.	418,595	Ps.	537,307	Ps.	500,212	Ps.	514,849	Ps.	625,429	$55,663
Total revenues(6)		431,303		549,263		501,912		514,760		628,390	55,926
Total revenues net of the IEPS Tax		320,847		469,452		394,981		392,322		534,313	47,554
Operating income		─ (7)		─ (7)		267,782		295,720		367,567	32,713
Comprehensive financing cost		─ (7)		─ (7)		2,451		6,239		30,742	2,736
Income (loss) for the period		─ (7)		─ (7)		(30,396)		(24,574)		(40,644)	(3,617)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican GAAP:
Cash and cash equivalents		29,989		31,930		15,872		45,621		73,336	6,527
Total assets		─ (7)		─ (7)		610,163		767,720		845,472	75,247
Long-term debt		103,928		119,758		135,369		198,645		303,613	27,021
Total long-term liabilities		─ (7)		─ (7)		397,928		545,496		662,695	58,980
Equity		─ (7)		─ (7)		133,137		103,906		45,861	4,082
Amounts in accordance with U.S. GAAP:
Total Revenues(8)		331,318		486,914		394,472		392,322		534,314	47,558
Operating income(8)		─ (7)		─ (7)		160,569		167,522		246,859	21,973
Comprehensive Financing (Cost) Benefits						796		(8,450)		(26,812)	(2,386)
Loss for the period		─ (7)		─ (7)		(23,344)		(32,667)		(66,309)	(5,902)
Total assets		─ (7)		─ (7)		632,290		760,759		815,472	72,577
Equity (deficit)		─ (7)		─ (7)		63,436		17,131		(44,420)	(3,953)
Other Financial Data
Amounts in accordance with Mexican GAAP:
Depreciation and amortization		─ (7)		─ (7)		31,960		33,815		40,544	3,608
Investments in fixed assets at cost(9)		50,631		87,472		56,789		94,970		67,864	6,040
Ratio of earnings to fixed charges:
Mexican GAAP(10)		─ (7)		─ (7)		––		––		––	––
U.S. GAAP(10)		─ (7)		─ (7)		––		––		––	––

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Pemex Project Funding Master Trust). For Mexican GAAP and U.S. GAAP purposes, beginning with the year ended December 31, 2000, we include the financial position and results of Mex Gas International, Ltd. and, beginning with the year ended December 31, 2003, we include the financial position and results of Fideicomiso F/163 and RepCon Lux S.A. For U.S. GAAP purposes, beginning with the year ended December 31, 2001, we include the financial position and results of Pemex Finance, Ltd.
(2)	Mexican GAAP differs from U.S. GAAP. The most significant differences between U.S. GAAP and Mexican GAAP affecting our consolidated financial statements included herein are the accounting treatment of: (1) exploration and drilling costs, (2) pensions, seniority premiums and post-retirement benefit obligations, (3) capitalized interest, (4) impairment of fixed assets, (5) depreciation, (6) derivatives, (7) profit in inventory and (8) our investment in Repsol shares. For a further discussion of these and other differences, see Note 19 to our consolidated financial statements included herein.
(3)	As described above, the financial data included herein for the two years ended December 31, 2000 have been translated into constant pesos as of December 31, 2003, but were not restated to recognize the effects of inflation in accordance with Bulletin B-10 because we were unable to do so without unreasonable effort and expense.
(4)	Our consolidated financial statements for each of the three years ended December 31, 2003 were prepared in accordance with Mexican GAAP, including the recognition of the effect of inflation in accordance with Bulletin B-10.
(5)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate for accounting purposes of Ps. 11.236 = U.S. $1.00 at December 31, 2003. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(6)	Includes the Special Tax on Production and Services (the “IEPS Tax”) as part of the sales price of the products sold.
(7)	As described above, this data is omitted for the two years ended December 31, 2000 because we were unable to restate our financial statements for those years to recognize the effects of inflation in accordance with Bulletin B-10 without unreasonable effort or expense, and, if presented in accordance with Financial Reporting Standard NIF-06 BIS “A,” section A (even if restated into constant pesos as of December 31, 2003), this data would not be comparable to the financial data presented for the three years ended December 31, 2003.
(8)	Figures are net of the IEPS Tax.
(9)	Includes investments in fixed assets and capitalized interest, and excludes certain expenditures charged to the oil field exploration and depletion reserve. See “Item 5–Operating and Financial Review and Prospects–Liquidity and Capital Resources.”
(10)	Under U.S. GAAP, earnings for each of the years ended December 31, 2001, 2002 and 2003 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 29,058 million for 2001, Ps. 30,092 million for 2002 and Ps. 47,910 million for 2003. Under Mexican GAAP, earnings for each of the years ended December 31, 2001, 2002 and 2003 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 34,645 million for 2001, Ps. 30,092 million for 2002 and Ps. 47,910 million for 2003.
Source: PEMEX’s financial statements.

Back to Contents

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End
1999	10.600	9.243	9.563	9.480
2000	10.087	9.183	9.472	9.618
2001	9.972	8.946	9.337	9.156
2002	10.425	9.001	9.746	10.425
2003	11.406	10.113	10.846	11.242

2004:
January	11.097	10.805	10.920	11.012
February	11.245	10.910	11.032	11.062
March	11.229	10.918	11.019	11.183
April	11.432	11.157	11.270	11.402
May	11.635	11.382	11.520	11.414
June	11.538	11.303	11.393	11.538
July(2)	11.535	11.463	11.498	11.503

(1)	Average of month-end rates, except for 2004 monthly exchange rates.
(2)	For the period beginning July 1, 2004 to July 12, 2004.
Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York.

The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on July 12, 2004 was Ps. 11.503 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to the Operations of PEMEX

Crude oil prices are volatile, and low oil prices negatively affect PEMEX’s income

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

When international crude oil and natural gas prices are low, we earn less export sales revenue, and, therefore, earn less income because our costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, we earn more export sales revenue and our income increases. As a result, future fluctuations in international crude oil and natural gas prices will directly affect our results of operations and financial condition.

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

More specifically, our business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. The occurrence of any of these events could result in personal injuries, loss of life, equipment damage, and environmental damage and the resulting clean-up and repair expenses.

Back to Contents

Although we have purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance.”

PEMEX’s substantial amount of debt could adversely affect its financial health and results of operations

We have a substantial amount of debt. At December 31, 2003, our total indebtedness, excluding accrued interest, was approximately U.S. $31.7 billion, which is a 37.8% increase over our total indebtedness, excluding accrued interest, of U.S. $23 billion at December 31, 2002. Our level of debt may not decrease in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concern regarding both the total amount of debt and our increase in indebtedness over the last year. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. We rely primarily on debt to finance our investments in capital expenditures. If we are unable to obtain financing on terms that are favorable it may hamper our ability to obtain further financing, and, as a result, we may not be able to make the capital expenditures needed to maintain our current production levels and increase Mexico’s hydrocarbon reserves. See “—PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments” below.

PEMEX’s compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations. Numerous Mexican Government agencies and departments issue rules and regulations which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases our costs because it requires us to make significant capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.”

PEMEX publishes less financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission

We prepare our financial statements according to Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See “Item 3—Key Information—Selected Financial Data” and Note 19 to our consolidated financial statements included herein. In addition, we generally only prepare U.S. GAAP information on a yearly basis. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX, it could limit PEMEX’s ability to satisfy its external debt obligations, and it could privatize PEMEX

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

The Mexican Government’s agreements with international creditors may affect our external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos’ external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

Back to Contents

The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of the United Mexican States) were amended, to privatize or transfer all or a portion of Petróleos Mexicanos and the subsidiary entities or its assets. A privatization could adversely affect production, cause a disruption in our workforce and our operations, and cause us to default on certain obligations. See also “—Considerations Related to Mexico” below.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government

The Mexican Government taxes Petróleos Mexicanos and the subsidiary entities heavily. In 2003, approximately 64.6% of the sales revenues of Petróleos Mexicanos and the subsidiary entities were used to pay taxes to the Mexican Government. The Mexican Congress determines the rates of taxes and duties applicable to Petróleos Mexicanos and the subsidiary entities from year to year depending on a variety of factors. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—General—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes.” In addition, Petróleos Mexicanos is obligated to pay minimum guaranteed dividends to the Mexican Government. For further information on how the minimum guaranteed dividend is determined, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution ‘A,’” “Item 8—Financial Information—Dividends” and Note 13 to our consolidated financial statements included herein.

The Mexican Government has entered into agreements with other nations to limit production

Although Mexico is not a member of OPEC, in the past it has entered into agreements with OPEC and non-OPEC countries to reduce global crude oil supply. We do not control the Mexican Government’s international affairs and the Mexican Government could agree with OPEC or other countries to reduce our crude oil production or exports in the future. A reduction in our oil production or exports could reduce our revenues. For more information, see “Item 5—Operating and Financial Review and Prospects—Export Agreements.”

PEMEX does not own the hydrocarbon reserves in Mexico, and information on reserves is based on estimates

The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives Petróleos Mexicanos and the subsidiary entities the exclusive right to exploit Mexico’s hydrocarbon reserves, it does not preclude the Mexican Congress from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect our ability to generate income.

The information on oil, gas and other reserves set forth in this Form 20-F is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserve estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. Therefore, proved reserve estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Pemex-Exploration and Production revises its estimates of Mexico’s hydrocarbon reserves annually, which may result in material revisions to our estimates of Mexico’s hydrocarbon reserves.

PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments

We invest funds to increase the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. Our ability to make these capital expenditures is limited by the substantial taxes that we pay and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. For more information, see “Item 4—Information on the Company—Capital Expenditures and Investments.”

Back to Contents

PEMEX may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited

Petróleos Mexicanos and the subsidiary entities are decentralized public entities of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against us unless the U.S. court determines that we are not entitled to sovereign immunity with respect to that action. In addition, Mexican law does not allow attachment prior to judgment or attachment in aid of execution upon a judgment by Mexican courts. As a result, your ability to enforce judgments against us in the courts of Mexico may be limited. We also do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against our property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act. Finally, if you were to bring an action in Mexico seeking to enforce our obligations under any of our securities, satisfaction of those obligations may be made in pesos.

Our directors and officers, as well as some of the experts named in this Form 20-F, reside outside the United States. Substantially all of our assets and those of most of our directors, officers and experts are located outside the United States. As a result, you may not be able to effect service of process on our directors or officers or those experts within the United States.

Considerations Related to Mexico

Economic conditions and government policies in Mexico may have a material impact on PEMEX’s operations

A deterioration in Mexico’s economic conditions, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain and service foreign debt. In addition, the Mexican Government may cut spending in the future. These cuts could adversely affect our business, financial condition and prospects. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may reemerge in the future, and could adversely affect our business and our ability to service our debt.

Changes in exchange rates or in Mexico’s exchange control laws may hamper the ability of PEMEX to service its foreign currency debt

While the Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican Government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Mexican Government policies affecting the value of the peso could prevent us from paying our foreign currency obligations.

Most of our debt is denominated in U.S. dollars, as is all of the debt of Pemex Finance, Ltd., a Cayman Islands company with limited liability established to issue securities backed by crude oil receivables sold through our subsidiary P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI, and together with PMI Trading Ltd. and their affiliates, the PMI Group) to provide financing for investments in certain of our largest capital expenditures as long-term productive infrastructure projects, which we refer to as PIDIREGAS. In the future, Pemex Finance, Ltd. and we may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses.

For information on historical peso/U.S. dollar exchange rates, see “—Exchange Rates” above.

Back to Contents

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX’s operations

The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party with the election of President Vicente Fox Quesada, a member of the National Action Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. As a result of such elections and Congressional elections held on July 6, 2003, no political party has a majority in either house of the Mexican Congress. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Although there have not yet been any material adverse repercussions resulting from this political change, multi-party rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations.

Back to Contents

Item 4.      Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the December 15, 2003 issue of Petroleum Intelligence Weekly, we were the eighth largest oil and gas company in the world. In 1938, President Lázaro Cárdenas del Río of Mexico nationalized the foreign-owned oil companies which were then operating in Mexico and the Mexican Congress established Petróleos Mexicanos by a decree, effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s executive offices are located at Avenida Marina Nacional No. 329, Colonia Huasteca, México, D.F. 11311, México. PEMEX’s telephone number is (52-55) 1944-2500.

Organizational Laws

The activities of Petróleos Mexicanos and the subsidiary entities are regulated primarily by:

•	the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulatory Law); and

•	the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, which we refer to as the Organic Law).

The Organic Law and related regulations grant Petróleos Mexicanos and certain of the subsidiary entities the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•	explore, exploit, produce and sell (first-hand) natural gas and transport and store natural gas, to the extent the transportation and storage activities are inextricably linked with such exploitation and production; and

•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that constitute basic petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

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

Back to Contents

•	Pemex-Petrochemicals engages in industrial petrochemical processes and stores, distributes and markets petrochemicals other than basic petrochemicals.

In 1995, the Mexican Congress amended the Regulatory Law to allow private and social sector companies, which include labor-controlled organizations and industries, to participate, with the Mexican Government’s approval, in the storage, distribution and transportation of natural gas. Pursuant to the Regulatory Law, as amended, these types of companies may construct, own and operate pipelines, installations and equipment. Since 1997, the Mexican Government has required that we divest our existing natural gas distribution assets but has allowed us to retain exclusive authority over the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with this type of exploitation and production. See “—Gas and Basic Petrochemicals—Private Sector Participation in Natural Gas Distribution” below.

Capital Expenditures and Investments

We fund our annual budget (not including PIDIREGAS) through revenue generated by our operations and financing activities. Capital expenditures are undertaken by Petróleos Mexicanos and the subsidiary entities. Capital expenditures and operating expenses must be authorized in our annual budget, which is approved by the Mexican Congress. PIDIREGAS are off-balance sheet long-term productive infrastructure projects funded through financing activities of the Pemex Project Funding Master Trust and the Fideicomiso F/163 or directly by a contractor and must also be authorized in a budget approved by the Mexican Congress. Thus, each year, we submit proposals to and negotiate with the Mexican Government regarding how our after-tax funds should be allocated.

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

The Ley General de Deuda Pública (General Law of Public Debt) and the Ley de Presupuesto, Contabilidad y Gasto Público Federal (Federal Law of Budget, Accounting and Public Expenditure) define the PIDIREGAS legal framework. Article 18 of the General Law of Public Debt outlines the treatment of financial obligations under PIDIREGAS, defining as a direct liability the amounts payable under a financing during the current and immediately following fiscal years, and the remaining amounts as a contingent liability until its full payment. Article 30 of the Federal Law of Budget, Accounting and Public Expenditure grants PIDIREGAS preferential and priority treatment for inclusion in the Mexican Government’s budget in future years, until the full payment of a project’s costs.

PIDIREGAS have three stages:

•	The Mexican Government identifies a project as a PIDIREGAS and authorizes expenditures related to their development by the private sector;

•	Private sector companies, in cooperation with us, build and deliver the project to us; and

•	We, with the Mexican Government’s authorization, pay all amounts owing to contractors and make final payments to receive delivery of the completed project and then record as a liability the full principal amount of all indebtedness incurred to finance the project.

Compliance with the Mexican Government’s Financial Reporting Standards and the Guidelines for the Accounting Treatment of Investments in Long-Term Productive Infrastructure Projects (Technical Release NIF-09), which outlines the accounting and budgetary treatment applicable to PIDIREGAS, is mandatory during the construction period and after delivery of the PIDIREGAS. The distinction between PIDIREGAS and non-PIDIREGAS expenditures is an important factor for budgetary purposes, as a project’s designation as a PIDIREGAS guarantees that its financing is immune from across-the-board budget cuts. For the purposes of our consolidated financial statements included herein and in accordance with Mexican GAAP, all of the accounts related to PIDIREGAS were incorporated into the consolidated financial statements, i.e., all of the effects of Technical Release NIF-09 are excluded. These expenditures and liabilities are included in our consolidated financial statements in accordance with Mexican GAAP Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks,” which is described at Note 21 to our consolidated financial statements.

Back to Contents

In recent years, PIDIREGAS have represented a significant portion of our total annual capital expenditures. PIDIREGAS capital expenditures alone totaled Ps. 94.7 billion in nominal terms in 2003 (72% of our total capital expenditures), Ps. 57.8 billion in nominal terms in 2002 (64% of our total capital expenditures) and Ps. 35.9 billion in nominal terms in 2001 (53% of our total capital expenditures). For 2004, we have budgeted Ps. 123.5 billion in nominal terms for PIDIREGAS expenditures (or approximately 76% of our total budgeted capital expenditures).

The following table sets forth our capital expenditures for PIDIREGAS for the five years ended December 31, 2003, and the budget for such expenditures for 2004.

Back to Contents

PIDIREGAS Capital Expenditures

	Year ended December 31, (1)(2)

	1999		2000		2001		2002		2003		Budget 2004(3)

	(millions of nominal pesos)
Pemex-Exploration and Production
Cantarell	Ps.	18,337	Ps.	20,210	Ps.	25,867	Ps.	24,397	Ps.	23,011	Ps.	31,976
Strategic Gas Program(4)		—		—		1,594		8,967		18,079		20,304
Burgos		7,307		5,596		7,018		9,383		10,995		19,236
Antonio J. Bermúdez		—		—		—		471		3,622		6,446
Ku-Maloob-Zaap		—		—		—		865		3,072		14,726
El Golpe-Puerto Ceiba		—		—		—		396		1,915		1,872
Agua Fría-Coapechaca-Tajín		—		—		—		93		1,860		2,428
Abkatún Integral		—		—		—		529		1,856		2,164
Chuc		—		—		—		302		1,753		2,968
Jujo-Tecominoacán		—		—		—		279		1,668		1,818
Pol		—		—		—		720		1,466		430
Bellota-Chinchorro		—		—		—		244		1,399		1,995
Cactus-Sitio Grande		—		—		—		114		1,276		2,025
Arenque		—		—		—		183		1,089		2,123
Taratunich		—		—		—		92		938		413
Caan		—		—		—		374		834		1,361
Ek-Balam		—		—		—		99		748		1,179
Och-Uech-Kax		—		—		—		261		750		731
Delta del Grijalva		982		1,431		1,466		1,439		641		988
Carmito-Artesa		—		—		—		187		606		1,046
Amatitlán-Profeta-Tzapotempa-Vinazco		—		—		—		8		465		1,466
Integral Poza Rica		—		—		—		22		424		631
Integral Batab		—		—		—		57		388		487
Integral Kanaab		—		—		—		13		284		44
Cárdenas		—		—		—		44		241		178
Ayín-Alux		—		—		—		17		37		1,226
Integral Yaxche		—		—		—		—		18		693

Total		26,626		27,236		35,945		49,557		79,435		120,954

Pemex-Refining
Cadereyta(5)		—		15,652		—		115		—		—
Madero(6)		—		—		—		6,608		11,323		—
Salamanca(7)		—		—		—		—		2,679		—
Tula (8)		—		—		—		1,461		133		—
Minatitlán		—		—		—		—		—		1,583

Total		—		15,652		—		8,184		14,134		1,583

Pemex-Gas and Basic Petrochemicals
Cryogenic Plant No. 2		653		—		—		—		—		—
Modular Cryogenic Plants in Reynosa		—		—		—		75		1,105		991

Total		653		—		—		75		1,105		991

Total PIDIREGAS Expenditures	Ps.	27,279	Ps.	42,888	Ps.	35,945	Ps.	57,815	Ps.	94,674	Ps.	123,528

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during construction period.
(3)	Approved budget.
(4)	The Strategic Gas Program includes 23 different natural gas projects expected to increase domestic supply of natural gas, thereby minimizing imports.
(5)	As of December 2003, the Cadereyta project was certified as 99.31% complete and formally concluded.
(6)	The Madero project was completed on October 24, 2002, and the final payment was made to the contractor on March 3, 2003.
(7)	The Salamanca project was completed on January 9, 2003.
(8)	The Tula project was completed and contractors were paid in August 2002, although amounts were budgeted for and paid in 2003 to cover potential adjustments or additional works required in connection with this project.
Source: Petróleos Mexicanos.

Back to Contents

During 2003, Pemex-Exploration and Production implemented 27 PIDIREGAS projects. Pemex-Exploration and Production will continue to implement these projects in 2004. Pemex-Refining will implement a new PIDIREGAS project in Minatitlán in 2004, which was approved by the Mexican Government in 1998.

The following table sets forth our approved capital expenditures budget for PIDIREGAS projects for 2004 through 2007.

PIDIREGAS Approved Budget Capital Expenditures

	Year ended December 31, (1)(2)

	2004		2005		2006		2007

	(millions of pesos)
Pemex-Exploration and Production
Cantarell	Ps.	31,976	Ps.	28,043	Ps.	27,360	Ps.	33,633
Strategic Gas Program		20,304		13,206		24,698		35,980
Burgos		19,236		25,211		24,304		20,855
Antonio J. Bermúdez		6,446		4,619		4,603		4,415
Ku-Maloob-Zaap		14,726		14,648		19,098		12,510
El Golpe-Puerto Ceiba		1,872		1,387		713		465
Agua Fría-Coapechaca-Tajín(3)		2,428		633		61		—
Abkatún Integral		2,164		1,390		1,175		1,070
Chuc		2,968		1,483		1,671		877
Jujo-Tecominoacán		1,818		1,681		1,268		599
Pol		430		253		231		164
Bellota-Chinchorro		1,995		1,555		1,327		666
Cactus-Sitio Grande		2,025		944		578		597
Arenque		2,123		518		1,321		1,359
Taratunich		413		507		65		—
Caan		1,361		915		999		901
Ek-Balam		1,179		768		827		634
Och-Uech-Kax		731		23		0		—
Delta del Grijalva		988		440		310		315
Carmito-Artesa		1,046		539		740		564
Amatitlán-Profeta-Tzapotempa-Vinazco(3)		1,466		1,665		181		—
Integral Poza Rica		631		500		409		51
Integral Batab		487		43		0		—
Integral Kanaab		44		46		4		0
Cárdenas		178		290		378		124
Ayín-Alux		1,226		1,185		1,943		1,496
Integral Yaxche		693		783		600		522

Total		120,954		103,275		114,864		117,797
Pemex-Refining
Minatitlán		1,583		6,442		6,881		2,594
Salina Cruz		—		—		—		1,755

Total		1,583		6,442		6,881		4,349
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		991		604		—		—

Total		991		604		—		—

Total PIDIREGAS Budget	Ps.	123,528	Ps.	110,321	Ps.	121,745	Ps.	122,146

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during the construction period.
(3)	PIDIREGAS relating to the development of the Chicontepec field.
Source: Petróleos Mexicanos.

Back to Contents

Non-PIDIREGAS Capital Expenditures. In addition to the Ps. 94.7 billion spent on PIDIREGAS in 2003, in nominal terms we spent Ps. 19.0 billion in 2003 on other capital expenditures excluding PIDIREGAS (which we refer to as non-PIDIREGAS capital expenditures), which represents a 17.0% decrease from the Ps. 22.9 billion in non-PIDIREGAS capital expenditures in 2002. Of the Ps. 19.0 billion in non-PIDIREGAS capital expenditures during 2003, we directed Ps. 8.9 billion (or 46.8% of total non-PIDIREGAS capital expenditures) to exploration and production programs. Of the Ps. 22.9 billion in non-PIDIREGAS capital expenditures in 2002, we directed Ps. 13.4 billion (or 58.5% of total non-PIDIREGAS capital expenditures) in 2002 to exploration and production programs.

Excluding PIDIREGAS expenditures, we have budgeted a total of Ps. 10.9 billion in nominal terms for capital expenditures in 2004. Of this amount, we expect to direct Ps. 3.7 billion (or 33.9% of total non-PIDIREGAS capital expenditures) to exploration and production programs in 2004. In addition to our budgeted capital expenditures, the Mexican Congress allocates money in our budget to make payments on our PIDIREGAS debt, which in 2004 is expected to be Ps. 27.4 billion. The amounts allocated to us to make payments on our PIDIREGAS debt are not included in any of the tables or discussions of capital expenditures herein as these amounts do not reflect actual capital expenditures.

Our non-PIDIREGAS capital expenditures for the five years ended December 31, 2003 and budgeted for 2004 and 2005 were distributed and budgeted among the subsidiary entities as follows:

Non-PIDIREGAS Capital Expenditures(1)

	Year ended December 31,

	1999		2000		2001		2002		2003		Budget 2004(3)		Budget 2005(4)

	(in millions of nominal pesos)
Pemex-Exploration and Production	Ps.	14,454	Ps.	17,418	Ps.	17,501	Ps.	13,443	Ps.	8,945	Ps.	3,744	Ps.	58,829
Pemex-Refining		6,608		6,374		5,501		5,893		5,744		3,573		8,313
Pemex-Gas and Basic Petrochemicals		2,777		3,620		2,567		1,721		2,148		1,896		4,810
Pemex-Petrochemicals		945		996		1,058		1,454		1,627		1,231		4,730
Petróleos Mexicanos corporate(2)		319		429		366		432		549		419		583

Total	Ps.	25,103	Ps.	28,837	Ps.	26,993	Ps.	22,942	Ps.	19,013	Ps.	10,864	Ps.	77,265

Note:	Numbers may not total due to rounding.
(1)	There are no capital expenditures at the subsidiary company level.
(2)	Petróleos Mexicanos corporate consists of the operations of the central management of Petróleos Mexicanos.
(3)	Approved budget.
(4)	Subject to approval by the Mexican Congress during the 2005 budgetary process.
Source: Petróleos Mexicanos.

Our principal objectives for upstream investment are to increase and improve the quality of Mexico’s reserves, enhance Pemex-Exploration and Production’s recovery ratio and improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations. In 2004, Pemex-Exploration and Production plans to continue its Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term. The 2004 budget objectives are to increase the supply of hydrocarbons, satisfy natural gas demand and increase refining capacity. Moreover, our increased production goals for 2004 include producing, on average, 3.5% more crude oil and 4.7% more natural gas as compared to 2003, in order to decrease imports of natural gas and derivatives of crude oil and natural gas.

Our downstream investment program seeks to improve the quality of our product selection, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

Back to Contents

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, we increased our capital investment in exploration and production activities by 40.3% in 2003 by financing an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 4.35 million barrels of oil equivalent per day in 2003. Pemex-Exploration and Production’s crude oil production increased by 6.1% from 2002 to 2003, averaging 3,371 thousand barrels per day in 2003. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) increased by 1.7% from 2002 to 2003, averaging 4,498 million cubic feet per day in 2003.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences a significant demand for its refined products. Pemex-Refining’s atmospheric distillation refining capacity remained constant at approximately 1,540 thousand barrels per day during 2003. In 2003, Pemex-Refining produced 1,343 thousand barrels per day of refined products, as compared to 1,276 thousand barrels per day of refined products in 2002.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes natural gas and natural gas liquids, transports, distributes and sells natural gas and liquefied petroleum gas throughout Mexico and produces and sells several basic petrochemical feedstocks. Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity increased from 4,173 million cubic feet per day in 2002 to 4,503 million cubic feet per day in 2003. Pemex-Gas and Basic Petrochemicals processed 3,360 million cubic feet per day of sour natural gas in 2003, a 3.1% increase from the 3,260 million cubic feet per day of sour natural gas produced in 2002. It produced 428 thousand barrels per day of natural gas liquids in 2003, a 2.4% increase from natural gas liquid production of 418 thousand barrels per day in 2002.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylenes, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene and paraxylene; (4) propylene and its derivatives, such as acrylonitrile; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) increased by 3.3% in 2003, from 5,889 thousand tons in 2002 to 6,083 thousand tons in 2003.

International Trading

In 2003, we exported 1,844 thousand barrels per day of crude oil through our subsidiary PMI. We are a major supplier of crude oil to the United States. The PMI Group provides us and a number of independent customers with international trading, distribution and related services. PMI and PMI Trading Ltd. sell, buy and transport crude oil, refined products and petrochemicals in world markets. The PMI Group also provides related risk management, insurance, transportation and storage services to us. The PMI Group has offices in Mexico City, Houston and London. The PMI Group’s trading volume of sales and imports totaled U.S. $24,030.2 million in 2003, including U.S. $16,691.8 million in crude oil sales.

Back to Contents

Infrastructure of PEMEX

Exploration and Production

Reserves

Under the Political Constitution of the United Mexican Statesand the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Under the Organic Law, Petróleos Mexicanos and the subsidiary entities, except for Pemex-Petrochemicals, have the exclusive right to produce, not own, these reserves, and sell the production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff.

Back to Contents

Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by:

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

Mexico’s total proved developed and undeveloped reserves of crude oil and condensates decreased by 6.7% in 2003, from 17.2 billion barrels of oil equivalent at December 31, 2002 to 16.0 billion barrels of oil equivalent at December 31, 2003. Mexico’s proved developed reserves of crude oil and condensates decreased by 10.7% in 2003, from 11.7 billion barrels of oil equivalent at December 31, 2002 to 10.5 billion barrels of oil equivalent at December 31, 2003. Mexico’s total proved developed and undeveloped dry gas reserves decreased by 0.9% in 2003, from 15.0 trillion cubic feet at December 31, 2002 to 14.9 trillion cubic feet at December 31, 2003. Mexico’s proved developed dry gas reserves decreased by 5.6% in 2003, from 8.6 trillion cubic feet at December 31, 2002 to 8.1 trillion cubic feet at December 31, 2003.

The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2000	2001	2002	2003

	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	21,519	20,186	18,767	17,196
Revisions	(180)	(144)	(247)	120
Extensions and discoveries(2)	91	2	(36)	84
Production	(1,244)	(1,277)	(1,288)	(1,359)

At December 31	20,186	18,767	17,196	16,041

Proved developed reserves at December 31	12,312	12,622	11,725	10,473

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.
(2)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2000	2001	2002	2003

	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	18,471	17,365	16,256	14,985
Revisions	3	(78)	(443)	695
Extensions and discoveries(1)	58	98	313	354
Production(2)	(1,167)	(1,129)	(1,141)	(1,184)

At December 31	17,365	16,256	14,985	14,850

Proved developed reserves at December 31	9,713	8,776	8,572	8,094

Note:	Numbers may not total due to rounding.
(1)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
(2)	Natural gas production reported in other tables refers to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

Back to Contents

The following table sets forth the number of proved developed and undeveloped reserves, the number of producing wells, and the number of proved undeveloped locations for the fields that contain over 85% of Mexico’s proved reserves, as of December 31, 2003.

Field	Proved Reserves	Developed Reserves	Undeveloped Reserves	Producing Wells	Undeveloped Locations
	(in millions of barrels of crude oil equivalent)
Akal	7,313.8	5,886.0	1,427.8	204	47
Ku-Maloob-Zaap	1,709.7	754.3	955.4	45	61
Samaria	1,186.1	790.4	395.7	36	10
Jujo-Tecominoacán	1,045.7	522.3	523.5	43	30
Chicontepec	779.0	87.4	691.6	476	1,576
Iride	593.8	306.5	287.4	19	25
Cunduacán	465.8	250.1	215.7	18	10
Sihil	335.1	32.2	302.9	2	9
Oxiacaque	252.8	119.0	133.8	8	5
Caan	228.1	180.0	48.1	24	0
Sinán	191.2	14.7	176.5	1	23
Ayín	188.6	0.0	188.6	0	13
Chuc	185.5	185.5	0.0	17	5
Muspac	174.9	174.9	0.0	20	0
Puerto Ceiba	156.7	85.4	71.3	9	8
Cactus	144.6	86.4	58.2	20	7
Ixtal	132.1	0.0	132.1	0	9
Poza Rica	117.0	94.2	22.8	193	18
Balam	96.5	76.2	20.3	7	2
Paredón	95.8	95.8	0.0	7	0
Caparroso-Pijije-Escuintle	92.6	68.6	24.0	13	4
Abkatún	88.1	88.1	0.0	17	0
Cárdenas	85.1	81.5	3.6	16	1
Kutz	79.3	79.3	0.0	2	0
Sen	72.9	45.3	27.6	9	5
Lum	54.5	0.0	54.5	0	7
Culebra	53.7	44.6	9.0	350	30
Bolontikú	48.3	0.0	48.3	0	5
May	47.5	0.0	47.5	0	11
Citam	44.8	4.5	40.3	1	7
Cuitláhuac	36.8	25.1	11.7	181	22
Ek	31.1	31.1	0.0	1	0
Pol	23.4	23.4	0.0	15	0
Ixtoc	22.6	22.6	0.0	2	0
Bacab	19.5	19.5	0.0	2	0
Chac	16.6	16.6	0.0	2	0
Arcos	15.9	15.4	0.5	127	3
Arcabuz	13.9	6.8	7.0	76	43
Luna-Palapa	13.2	13.2	0.0	8	0
Nohoch	11.0	11.0	0.0	2	0
Tizón	6.5	6.5	0.0	1	0
Platanal	4.5	4.5	0.0	2	0
Escarbado	3.9	3.9	0.0	1	0

Total	16,278.5	10,352.7	5,925.8	1,977	1,996

Mexico’s proved reserves	18,895.2	12,029.0	6,866.2
Percentage	86.1%	86.1%	86.3%

Note:	Numbers may not total due to rounding.
Source: Pemex-Exploration and Production.

Back to Contents

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to maintain an adequate level of reserves. From 1990 through 2003, we completed 3,091 exploration and development wells. During 2003, the average success rate for exploration wells was 60%, and the average success rate for development wells was 90%. From 1999 to 2003, we discovered 16 new crude oil fields and 70 new natural gas fields, bringing the total number of our crude oil and natural gas fields in production to 340 at the end of 2003.

While most of our offshore production in the Gulf of Mexico occurs in waters less than 100 meters deep, our exploration program for 2003 included exploration of regions located in deeper waters. Our most productive crude oil and natural gas fields in the Gulf of Mexico are in the Cantarell complex, Ku-Maloob-Zaap in the Northeast Marine region and Caan, Abkatún and Chuc in the Southwest Marine region. The Cantarell complex, for example, produced 2,096 thousand barrels per day of crude oil in 2003, or 62.2% of our total 2003 crude oil production, and 770 million cubic feet per day of natural gas in 2003, or 17.1% of our total 2003 natural gas production.

The following table summarizes our drilling activity for the five years ended December 31, 2003.

	Year Ended December 31,

	1999	2000	2001	2002	2003

Wells drilled	234	285	449	447	653
Wells completed	234	247	459	459	593
Exploratory wells	22	37	53	55	88
Success rate %	41	57	53	50	60
Development wells	212	210	406	404	505
Success rate %	91	95	91	88	90
Producing wells at end of period(1)	4,269	4,184	4,435	4,590	4,941
Marine Region(1)	302	310	352	346	369
Southern Region(1)	1,125	1,113	1,066	1,000	980
Northern Region(1)	2,842	2,761	3,017	3,245	3,592
Fields in production	313	299	301	309	340
Marine Region	19	18	19	20	23
Southern Region	106	104	96	93	102
Northern Region	188	177	186	196	215
Drilling Rigs	42	43	50	70	101
Kilometers drilled	706	782	1,098	1,186	1,793
Average depth by well (meters)	3,062	2,838	2,359	2,478	2,904
Discovered Fields(2)	5	6	20	18	37
Crude Oil	—	1	1	1	13
Natural gas	5	5	19	17	24
Crude oil and natural gas output by well (barrels per day)	920	959	923	900	880

(1)	Figures for the years ended December 31, 2000, 2001, 2002 and 2003 represent annual averages of producing wells.
(2)	Includes only fields with proved reserves.
Source: Pemex-Exploration and Production.

The following table sets forth our lifting costs (the average amount in U.S. dollars that it costs us to extract a barrel of oil equivalent) for each of the last three years.

Average Lifting Costs Year Ended December 31,

2001	2002	2003

(U.S. dollars per barrel)
$3.34	$3.04	$3.26

Source: Pemex-Exploration and Production.

Back to Contents

Our lifting costs increased by 7.2% from 2002 to 2003, primarily as a result of an increase in the average purchase cost of gas used for pneumatic pumping, from U.S. $2.78 per million cubic feet in 2002 to U.S. $4.85 per million cubic feet in 2003.

Pemex-Exploration and Production calculates its lifting costs (the cost of producing oil from a well) in accordance with international practice. The lifting cost per barrel is calculated by dividing the total lifting cost (in U.S. dollars) into the total production of hydrocarbons (in barrels of oil equivalent) over the relevant period.

The total lifting costs includes all direct and indirect costs incurred to produce oil and gas, which includes costs incurred to operate and maintain wells and related equipment and facilities. In addition, it includes costs of labor to operate the wells and facilities, the costs of materials, supplies and fuel consumed, including gas used for gas lifting, nitrogen and other chemicals, repair and non-capitalized maintenance costs, and other costs, such as fees for general services, a labor fund for active personnel, corporate services and indirect overhead, but excludes non-cash expenses such as reserves for depletion, amortization of capitalized well expenses, the depreciation of fixed assets, and expenses associated with the distribution and handling of hydrocarbons, and related to exploration and drilling activities.

Extensions and Discoveries

During the year 2003, we discovered new sources of crude oil and natural gas reserves in the Southwest Marine region, the Northern region and the Southern region. The new discoveries yielded a total of 151.7 million barrels of crude oil equivalent of proved reserves.

In the Southwestern Marine region, drilling of the Amoca-1, Chuhuk-1, Homol-1, Nak-1, Teekit-1, Uchaek-1, Xaxamani-1, Isiw-1 and Xicope-1 wells led to the addition of 71.9 billion cubic feet of proved natural gas, and 39.8 million barrels of proved oil reserves. The drilling of wells in the Northern region led to the addition of 262.1 billion cubic feet of proved natural gas reserves. The main discoveries in the Burgos basin were Nejo, Dragón and Viernes, which accounted for 36.2 billion cubic feet of proved natural gas reserves. Other important discoveries in Veracruz and Poza Rica led to the addition of 170.9 and 8.5 billion cubic feet of natural gas, respectively.

No extensions were determined in 2003.

Investment in Exploration and Production

In nominal peso terms, we invested Ps. 88,380 million in exploration and production in 2003, as compared to Ps. 63,000 million in 2002, representing a 40.3% increase in nominal terms in investment in exploration and production. An important component of our investment budget consists of projects financed under the Mexican Government’s program for PIDIREGAS. In 2003, in nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS investments totaled approximately Ps. 79,435 million, consisting of Ps. 23,011 million in investments in the Cantarell fields, Ps. 18,079 million in the Strategic Gas Program, Ps. 10,995 million for development of the Burgos natural gas fields, Ps. 3,622 million in investments in the Antonio J. Bermúdez fields, Ps. 3,072 million in investments in the Ku-Maloob-Zaap fields, Ps. 1,753 million in investments in the Chuc fields and Ps. 1,856 million in investments in the Abkatún Integral project. During 2003, the investments in these seven projects amounted to 78.5% of all PIDIREGAS investments in exploration and production. The remaining 21.5% amounted to Ps. 17,047 million in nominal terms, which was invested in the 20 remaining projects, 18 of which were commenced in 2002. The Cantarell, Strategic Gas Program, Burgos, Antonio J. Bermúdez, Ku-Maloob-Zaap, Chuc, Abkatún Integral and Delta del Grijalva PIDIREGAS are described below.

Cantarell. In nominal peso terms, Pemex-Exploration and Production invested Ps. 25,867 million in 2001, Ps. 24,397 million in 2002 and Ps. 23,011 million in 2003 in the development of the Cantarell reservoirs in the Marine region. For 2004, we have budgeted Ps. 31,976 million for Cantarell investments. By the end of 2004, we expect our investments in the Cantarell project to total approximately U.S. $16.2 billion.

Back to Contents

On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell oil and natural gas field to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant cost approximately Ps. 10,131 million in nominal terms. Pursuant to the terms of the agreement, the consortium has legal ownership of the plant, and Pemex-Exploration and Production has committed to buy from the consortium 1.2 billion cubic feet per day of nitrogen for a period of 15 years. The plant began operations in 2000. During 2003, Pemex-Exploration and Production paid approximately U.S. $158.8 million under this contract for a total volume of approximately 399.8 billion cubic feet of nitrogen.We plan to inject approximately 1.17 million cubic feet per day into the Cantarell reservoirs until 2009. Thereafter, the volume of nitrogen required is expected to decrease gradually by 2015 and the existing surplus of nitrogen will be injected in other fields of the Marine region. We expect this project to increase our crude oil recovery rates by injecting nitrogen into the Cantarell reservoirs, which should help maintain pressure during crude oil extraction. By maintaining favorable crude oil recovery rates at Cantarell, we expect that the injection program will yield long-term benefits, including increasing the productive life of the wells and the volume of oil recovered. In the event that the agreement is rescinded due to a cause imputed to us, we will be obligated under the agreement to purchase the nitrogen production plant, the estimated value of which is approximately Ps. 8,310 million, as of December 31, 2003.

Strategic Gas Program. In 2001, Pemex-Exploration and Production initiated a nine-year, U.S. $8,105 million investment project named the Strategic Gas Program. In 2002, our total projected investment for the program increased to U.S. $8,456 million to include three new exploratory projects: Integral Tampico Misantla Sur de Burgos, Veracruz Marino and Cazones. The purpose of the program is to increase Mexico’s supply of natural gas and develop a reserve that would satisfy the domestic demand for natural gas, thereby reducing future reliance on imports. Field development and optimization of production will represent 44% of investments, with the goal of increasing the production of natural gas to 3,699 million cubic feet per day by 2012. Exploration activities will represent 49% of investments with the goal of increasing proved reserves in twelve different exploratory natural gas and integral gas projects. Finally, development of newly discovered fields will represent 7% of the investment amount. In nominal peso terms, Pemex-Exploration and Production invested Ps. 18,079 million in the program in 2003, as compared with Ps. 8,967 million in 2002. For 2004, we expect to invest Ps. 20.3 billion, which would bring our total investment in the program to approximately U.S. $4.6 billion. During the period from 2001 to 2003, average production was 268 million cubic feet per day of natural gas. Since 2001, 79 exploratory wells demonstrated offshore and onshore gas potential, resulting in a 57% exploratory success ratio. During 2003, 14 fields were discovered, mainly Vistoso in the Veracruz basin (onshore) and Shishito in the Southern region. Important discoveries in 2002, such as Lankuhuasa (offshore) and Playuela in the Veracruz basin (onshore), are currently under development.

Burgos. In 1997, Pemex-Exploration and Production initiated a 15-year, U.S. $5.7 billion project to develop the Burgos natural gas fields in Northern Mexico, which accounted for 11% of our total natural gas production in 1997. We expect that the Burgos project will better enable us to meet increasing domestic demand for natural gas and thereby reduce our imports of natural gas in the future. Three major turn-key contracts have been awarded to Dowell-Schlumberger México (worth U.S. $108 million), Industrial Perforadora de Campeche (worth U.S. $96.4 million) and Halliburton International Inc. (worth U.S. $71 million) for this project. From 2001 to 2003, exploration activities and reclassification of reserves increased estimated proved reserves by 77 million barrels of oil equivalent. Therefore, although production in this period was 222 million barrels of oil equivalent, reserves were only reduced by 145 million barrels of oil equivalent. In nominal peso terms, we invested Ps. 7,018 million in 2001, Ps. 9,383 million in 2002 and Ps. 10,995 million in 2003 in the Burgos project. For 2004, we anticipate that our investments in this project will amount to Ps. 19,236 million and that our total accumulated investments will reach approximately U.S. $6.6 billion.

Antonio J. Bermúdez. In 2002, we began investing in the Antonio J. Bermúdez project, the main PIDIREGAS project in the Southern region. This project is designed to accelerate reserve recovery, as well as increase the recovery factorby drilling additional wells and implementing a pressure maintenance system.In nominal peso terms, we invested Ps. 471 million in 2002 and Ps. 3,622 million in 2003 in the Antonio J. Bermúdez project. For 2004, we anticipate that our investments in this project will amount to Ps. 6,446 million and that our total accumulated investments will reach approximately U.S. $962 million.

Ku-Maloob-Zaap. The Ku-Maloob-Zaap project is one of our main producers of heavy crude oil and plays an important part in the production of the Maya crude oil mix. In order to maintain its volume of production, the project aims to increase drilling of wells and to implement pressure maintenance systems.In nominal peso terms, we invested Ps. 865 million in 2002 and Ps. 3,072 million in 2003 in the Ku-Maloob-Zaap project. For 2004, we anticipate that our investments in this project will amount to Ps. 14,726 million and that our total accumulated investments will reach approximately U.S. $1,694 million.

Back to Contents

Chuc. The Chuc project is part of an integrated strategy of light crude oil production in the Southwest Marine region. It is part of the operating and maintenance of the Pol-A facility and water injection complexes. In nominal peso terms, we invested Ps. 302 million in 2002 and Ps. 1,753 million in 2003 in the Chuc project. For 2004, we anticipate that our investments in this project will amount to Ps. 2,968 million and that our total accumulated investments will reach approximately U.S. $460 million.

Abkatún Integral. In 1999, Pemex-Exploration and Production initiated a plan to optimize the recovery of light crude oil and natural gas. The Abkatún Integral project is an important part of the Abkatún-Pol-Chuc production complex and it shares the water injection secondary recovery process with this complex. In nominal peso terms, we invested Ps. 529 million in 2002 and Ps. 1,856 million in 2003 in the Abkatún Integral project. For 2004, we anticipate that our investments in this project will amount to Ps. 2,164 million and that our total accumulated investments will reach approximately U.S. $421 million.

Delta del Grijalva. In 1998, Pemex-Exploration and Production initiated a 15-year, U.S. $600 million investment project named Delta del Grijalva, which involves the continued development and optimization of a group of fields in the state of Tabasco in southeastern Mexico. These fields produce Olmeca light crude oil, which is the highest value crude oil that PMI sells in international markets on our behalf. In nominal peso terms, we invested Ps. 1,466 million in 2001, Ps. 1,439 million in 2002 and Ps. 641 million in 2003 in the Delta del Grijalva project. In 2004, we expect to invest Ps. 988 million in this project, bringing our total investment in Delta del Grijalva to U.S. $795 million.

Non-PIDIREGAS Investments. In addition to PIDIREGAS investments, Pemex-Exploration and Production makes non-PIDIREGAS investments called Recursos Propios (Proprietary Funds) or Inversiones Programables (Programmed Investments), authorized by the Ministry of Finance and Public Credit and the Congress. In nominal peso terms, in 2003, non-PIDIREGAS investments of Pemex-Exploration and Production totaled Ps. 8,945 million, of which Ps. 1,615 million, or 18.1%, was invested in strategic projects and Ps. 7,330 million, or 81.9%, in general operating improvements. Our investments in strategic projects consisted of Ps. 571 million in oil and gas exploration and Ps. 1,044 million in general field development and facilities.

2004 Exploration and Production Investment Budget. For 2004, Pemex-Exploration and Production anticipates investing Ps. 3,744 million in non-PIDIREGAS expenditures. Approximately Ps. 179 million, or 4.8% of this amount, is to be allocated to investments in projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1998 to 2003. Approximately Ps. 3,565 million, or 95.2%, will be allocated to operating projects as well as to projects relating to maintenance facilities, industrial safety and environmental projects. In addition to these non-PIDIREGAS investments, the 2004 budget includes all of the 27 on-going PIDIREGAS strategic exploration and production projects for a total PIDIREGAS budget of approximately Ps. 120,954 million. This amount includes Ps. 31,976 million for Cantarell, Ps. 20,304 million for the Strategic Gas Program, Ps. 19,236 million for Burgos, Ps. 14,726 million for Ku-Maloob-Zaap, Ps. 6,466 million for Antonio J. Bermúdez and Ps. 28,266 million for the other PIDIREGAS projects.

Exploration and Production Investment Trends. During the past three years, our investments in exploration have increased significantly. In nominal peso terms, in 2003, we invested Ps. 16,411 million, or 18.6% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 91.9% increase from the Ps. 8,552 million, or 13.6% of the total capital expenditures of Pemex-Exploration and Production, invested in exploration activities in 2002. In 2003, we invested Ps. 44,577 million in nominal terms, or 50.4% of the total capital expenditures for Pemex-Exploration and Production, in development activities, with the remaining investments directed towards major maintenance in production facilities. In 2002, we invested Ps. 32,630 million in nominal terms, or 51.8% of the total capital expenditures for Pemex-Exploration and Production, in development activities, with the remaining investments directed towards major maintenance in production facilities.

Back to Contents

We anticipate that the trend of increasing both the total amounts invested, as well as the amount allocated to exploration as a percentage of the total capital expenditures for Pemex-Exploration and Production, will continue in upcoming years. In 2004, we have budgeted Ps. 17,851 million, or 14.3% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents an 8.8% increase in nominal terms from the Ps. 16,411 million that Pemex-Exploration and Production invested in 2003. We anticipate that this trend will increase even more significantly from 2005 through 2007. In 2005, we expect to spend Ps. 35,144 million, or 21.7% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 96.9% increase in nominal terms from the amount projected for 2004. In 2006, we expect to spend Ps. 45,416 million, or 32.5% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 29.2% increase in nominal terms from the amount projected for 2005. In 2007, we expect to spend Ps. 53,102 million, or 40.6% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 16.9% increase in nominal terms from the amount projected for 2006. These estimates are subject to the approval of the Mexican Congress of our budget for each year.

The following table sets forth our capital expenditures related to exploration, development and maintenance during the five years ended December 31, 2003, and the budget for such expenditures for 2004.

Exploration, Development and Maintenance Capital Expenditures for 1999-2004

		Year ended December 31,(1)

		1999		2000		2001		2002		2003		Budget 2004(2)

		(millions of nominal pesos)
Exploration	Ps.	4,537	Ps.	4,511	Ps.	4,186	Ps.	8,552	Ps.	16,411	Ps.	17,851
Development		29,660		27,525		32,503		32,630		44,577		76,432
Maintenance		7,029		12,778		16,756		21,817		27,389		30,416

Total	Ps.	41,226	Ps.	44,814	Ps.	53,445	Ps.	63,000	Ps.	88,380	Ps.	124,699

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.

The following table sets forth our estimated capital expenditures budget for exploration, development and maintenance for 2004 through 2007:

Estimated Exploration, Development and Maintenance Capital Expenditures for 2004-2007

		Year ended December 31,(1)

		2004(2)		2005		2006		2007

		(millions of nominal pesos)
Exploration	Ps.	17,851	Ps.	35,144	Ps.	45,416	Ps.	53,102
Development(3)		76,432		94,293		65,521		51,244
Maintenance(3)		30,416		32,667		28,761		26,470

Total	Ps.	124,699	Ps.	162,104	Ps.	139,698	Ps.	130,816

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.
(3)	Amounts for 2005 through 2007 are estimated based on amounts budgeted for projects in 2004.

Back to Contents

Multiple Services Contracts

Our Multiple Services Contracts, or MSC, program was first announced on December 2001. The objective of the program is to provide a contractual framework that promotes an efficient execution of public works, in order to develop the natural gas reserves in the Burgos basin. This development should increase Mexico’s supply of natural gas nationwide. The MSC are public works contracts based on unit prices that should lower our costs of production by consolidating a number of different services into a single contract, including seismic reservoir characterization, implementation of new well logging technology and other high technology methods of enhancing well performance and analysis. A distinctive feature of this contractual scheme is that, regardless of the production level, the contractor only receives a cash payment based on the unit prices for the works performed and the services rendered. Under the MSC framework, Pemex-Exploration and Production retains the rights to all extracted hydrocarbons and works performed.

The call for bids for the first MSC bidding round, corresponding to works and services necessary for natural gas production in seven blocks in the Burgos basin, occurred in July 2003. The following table summarizes the results of this round.

Block	Award date	Signature date	Company	Contract amount (in millions of U.S. dollars)

Reynosa-Monterrey	October 16, 2003	November 14, 2003	Repsol Exploración México, S.A. de C.V.	$2,437
Cuervito	October 23, 2003	November 21, 2003	A consortium including Petrobras, Teikoku Oil Co., Ltd. and D&S Petroleum	260
Misión	October 30, 2003	November 28, 2003	A consortium including Tecpetrol (a subsidiary of Techint Group) and Industrial Perforadora de Campeche	1,036
Fronterizo	November 19, 2003	December 8, 2003	A consortium including Petrobras, Teikoku Oil Co., Ltd. and D&S Petroleum	265
Olmos	January 15, 2004	February 9, 2004	Lewis Energy Group	344

			Total	$4,342

Source: Pemex-Exploration and Production.

Following the awarding of the first five MSC (which are expected, subject to the terms and conditions of the individual contracts, to total U.S. $4,342 million over 20 years) we expect natural gas production to increase 425 million cubic feet per day over time, with savings forecasted at approximately U.S. $800 million over the life of the contracts.

On November 5 and 12, 2003, respectively, we announced that companies that had acquired bidding documents for the Corindón-Pandura and Ricos blocks chose not to submit final proposals. During 2004, we plan to carry out a second round of bidding for MSC for those two blocks. We are also considering other potential sites for development under the MSC scheme, with a third round of bidding in 2005.

Crude Oil Production

In 2003, we produced an average of 3,371 thousand barrels per day of crude oil, 6.1% greater than our average daily production in 2002 of 3,177 thousand barrels per day of crude oil. The increase was mainly due to our investments in the Cantarell project, which led to an increase in the production of the Cantarell reservoirs of 210 thousand barrels per day, 11% greater than its average daily production in 2002. This average daily production increase was partially offset by a decrease in light crude oil production in the Marine and other regions.

Crude oil can be classified by sulphur content. “Sour” crudes contain 3.4% or greater sulphur content by weight and “sweet” crudes contain less than 1.0% sulphur content by weight. Most of our production is classified as sour crudes.

Back to Contents

Pemex-Exploration and Production produces four types of crude oil:

•	Altamira, a heavy crude oil;

•	Maya, a heavy crude oil;

•	Isthmus, a light crude oil; and

•	Olmeca, a very light crude oil.

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2003, 71.8% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 28.2% consisted of light and very light crudes. The Marine region yields mostly heavy crude oil (70.6% of overall production in 2003), although significant volumes of light crude oil are also produced (12.8% of overall production). The Southern region yields mainly light and very light crudes (together, 14.3% of overall production), whereas the Northern region yields mostly heavy crude oil (2.2% of overall production).

The following table sets forth our annual crude oil production rates for the five years ended December 31, 2003.

	Year Ended December 31,
						2003
	1999	2000	2001	2002	2003	vs. 2002

	(in thousands of barrels per day)					(%)
Marine region
Heavy crude oil	1,516.3	1,730.5	1,953.7	2,127.1	2,380.9	11.9
Light crude oil	721.5	654.4	586.2	476.7	433.0	(9.2)

Total	2,237.8	2,384.9	2,539.9	2,603.8	2,813.9	8.1
Southern region
Heavy crude oil	—	—	—	—	—	—
Light crude oil	587.2	549.6	508.7	498.4	483.3	(3.0)

Total	587.2	549.6	508.7	498.4	483.3	(3.0)
Northern region
Heavy crude oil	47.2	43.7	43.3	40.5	38.1	(5.9)
Light crude oil	33.9	33.7	35.2	34.4	35.5	3.2

Total	81.1	77.5	78.5	74.9	73.6	(1.7)

Total heavy crude oil	1,563.5	1,774.3	1,997.0	2,167.6	2,419.0	11.6
Total light crude oil	1,342.6	1,237.7	1,130.1	1,009.5	951.9	(5.7)

Total crude oil	2,906.0	3,012.0	3,127.0	3,177.1	3,370.9	6.1

Note:	Numbers may not total due to rounding.
Source: Pemex-Exploration and Production.

In 2003, the Marine region’s offshore facilities, which are located in the Campeche Sound in the Gulf of Mexico, produced 83.5% of Mexico’s crude oil. Approximately 14.3% of crude oil production came from onshore facilities in the Southern region. Inland facilities in the Northern region accounted for the remaining 2.2% of total crude oil production. Due to the high productivity of certain wells, 12 fields accounted for 85.3% of Mexico’s crude oil production in 2003.

The Marine region is an area of approximately 21,000 square kilometers in the Campeche Sound in the Gulf of Mexico. Our production area covers 9,000 square kilometers of the Marine region. We began geophysical operations in this region in 1972, commenced drilling in 1974 and began production in June 1979. In 2003, the average production level for this region was 2,813.9 thousand barrels per day. The Marine region’s production area includes 23 oil fields that are less than 100 meters below sea level and have an average well depth of 3,500 meters.

Back to Contents

The Southern region covers an area of approximately 23,000 square kilometers, with our production area in this region comprising 9,000 square kilometers in the states of Chiapas and Tabasco. In 2003, production in the Southern region totaled 483 thousand barrels per day. This production area included 93 oil fields with an average well depth of 5,500 meters.

The Northern region, including the continental shelf area in the Gulf of Mexico, covers an area of approximately 2 million square kilometers. Our production area in this region is located in the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and the continental platform in the Gulf of Mexico. In 2003, production in the Northern region totaled 74 thousand barrels of crude oil per day and 1,347 million cubic feet of natural gas per day. This production area included 201 oil fields with an average well depth of 2,100 meters.

Production by Fields

We conduct exploration, production and development activities in fields throughout Mexico. Mexico’s main fields are described below.

Cantarell Complex. Cantarell is located on the continental shelf of the Gulf of Mexico and is the eighth largest petroleum complex of fields in the world in terms of proved reserves. It consists of the Akal, Chac, Kutz, Nohoch and Sihil fields, which extend over an area of 162 square kilometers. As of December 31, 2003, there were a total of 363 wells drilled, 212 of which were producing. During 2003, the complex produced an average of 2.1 million barrels of crude oil and 769.7 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 10.0 billion barrels of crude oil and 4.1 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 6.9 billion barrels of crude oil and 3.6 trillion cubic feet of natural gas. Total proved reserves were 7.8 billion barrels of crude oil equivalent, of which 6.0 billion were developed.

Burgos Project. The Burgos fields of Northern Mexico produced more than 1.0 billion cubic feet of natural gas per day in 2003. This complex of fields is the largest producer of non-associated gas in Mexico. The most important producers are the Arcabuz-Culebra, Cuitláhuac and Arcos fields.

•	Arcabuz-Culebra. This field covers an area of 380 square kilometers. As of December 31, 2003, there were a total of 575 wells drilled, 426 of which were producing. During 2003, the field produced an average of 234.9 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 1,161.0 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 352.0 billion cubic feet of natural gas, of which 267.4 billion were developed.

•	Cuitláhuac. This field covers an area of 190 square kilometers. As of December 31, 2003, there were a total of 268 wells drilled, 181 of which were producing. During 2003, the field produced an average of 91.1 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 352.7 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 162.1 billion cubic feet of natural gas, of which 110.6 billion were developed.

•	Arcos. This field covers an area of 45 square kilometers. As of December 31, 2003, there were a total of 147 wells drilled, 127 of which were producing. During 2003, the field produced an average of 142.2 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 442.6 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 86.6 billion cubic feet of natural gas, of which 83.9 billion were developed.

Delta del Grijalva Project. In terms of production, this project is the third most important in the Southern region. It includes the fields of Caparroso-Pijije-Escuintle, Escarbado, Luna-Palapa, Sen and Tizón. During 2003, the fields produced an average of 58.8 thousand barrels of crude oil and 211.3 million cubic feet of natural gas per day. The most important producers are Sen, Luna-Palapa and Caparroso-Pijije-Escuintle.

•	Sen. This field covers an area of 41 square kilometers. As of December 31, 2003, there were a total of 29 wells drilled, nine of which were producing. During 2003, the field produced an average of 21.4 thousand barrels of crude oil and 63.8 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 172.7 million barrels of crude oil and 477.2 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 42.3 million barrels of crude oil and 123.3 billion cubic feet of natural gas. Total proved reserves were 72.9 million barrels of crude oil equivalent, of which 45.3 million were developed.

Back to Contents

•	Luna-Palapa. This field covers an area of 17 square kilometers. As of December 31, 2003, there were a total of 41 wells drilled, eight of which were producing. During 2003, the field produced an average of 7.9 thousand barrels of crude oil and 51.5 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 112.9 million barrels of crude oil and 627.1 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 5.8 million barrels of crude oil and 30.0 billion cubic feet of natural gas. Total proved reserves were 13.2 million barrels of crude oil equivalent, all of which are developed.

•	Caparroso-Pijije-Escuintle. This field covers an area of 16.6 square kilometers. As of December 31, 2003, there were a total of 32 wells drilled, 13 of which were producing. During 2003, the field produced an average of 24.9 thousand barrels of crude oil and 76.8 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 104.1 million barrels of crude oil and 300.7 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 51.4 million barrels of crude oil and 165.6 billion cubic feet of natural gas. Total proved reserves were 92.6 million barrels of crude oil equivalent, 68.6 million of which were developed.

Antonio J. Bermúdez Complex. This complex of fields is the largest crude oil producer in the Southern region and the fourth largest in Mexico. It consists of the Samaria, Cunduacán, Oxiacaque, Iride, Platanal and Carrizo fields and covers an area of 192 square kilometers. As of December 31, 2003, there were a total of 386 wells drilled, 83 of which were producing. During 2003, the complex produced an average of 147.1 thousand barrels of crude oil and 249.9 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 2.5 billion barrels of crude oil and 3.4 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 1.7 billion barrels of crude oil and 3.3 trillion cubic feet of natural gas. Total proved reserves were 2.5 billion barrels of crude oil equivalent, of which 1.5 billion were developed.

Jujo-Tecominoacán Field. This field is the second largest crude oil producer in the Southern region and the fifth largest producer in Mexico and covers an area of 74 square kilometers. As of December 31, 2003, there were a total of 104 wells drilled, 43 of which were producing. During 2003, the field produced an average of 74.7 thousand barrels of crude oil and 83.1 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 967.9 million barrels of crude oil and 1.1 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 651.0 million barrels of crude oil and 1.5 trillion cubic feet of natural gas. Total proved reserves were 1.0 billion barrels of crude oil equivalent, of which 522.3 million were developed.

Muspac Field. Muspac is the most important gas producer in the Southern region and the fifth most important in the country, covering an area of 17 square kilometers. As of December 31, 2003, there were a total of 30 wells drilled, 20 of which were producing. During 2003, the field produced an average of 4.3 thousand barrels of crude oil and 214.7 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 90.7 million barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 174.9 million barrels of crude oil equivalent, all of which were developed. Proved hydrocarbon reserves totaled 11.5 million barrels of crude oil and 0.7 trillion cubic feet of natural gas.

Abkatún-Pol-Chuc Complex. This area is made up of three fields in the Southwestern offshore region which extend over an area of 198 square kilometers. As of December 31, 2003, there were a total of 189 wells drilled, 10 of which were injectors. Currently, there are 49 producing wells. During 2003, the complex produced an average of 204.1 thousand barrels of crude oil and 218.3 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 3.7 billion barrels of crude oil and 3.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 245.8 million barrels of crude oil and 221.7 billion cubic feet of natural gas. Total proved reserves were 296.9 million barrels of crude oil equivalent, all of which were developed.

Back to Contents

Caan Field. This field is located in the Southwestern offshore region and covers an area of 46 square kilometers. As of December 31, 2003, there were a total of 41 wells drilled, 24 of which were producing. During 2003, the field produced an average of 114.2 thousand barrels of crude oil and 206.3 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 675.3 million barrels of crude oil and 1.1 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 144.6 million barrels of crude oil and 387.7 billion cubic feet of natural gas. Total proved reserves were 228.1 million barrels of crude oil equivalent, of which 180.0 million were developed.

Ku-Maloob-Zaap Complex. This complex of fields is located off the coast of Campeche in Mexican territorial waters in the Gulf of Mexico. This is Mexico’s fourth most important complex of fields in terms of total remaining hydrocarbon reserves. It is composed of the Ku, Maloob and Zaap fields, and extends over an area of 121 square kilometers. As of December 31, 2003, there were a total of 61 wells drilled, 45 of which were producing. During 2003, this complex produced an average of 288.0 thousand barrels of crude oil and 153.0 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 1.8 billion barrels of crude oil and 952.8 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 1.5 billion barrels of crude oil and 974.1 billion cubic feet of natural gas. Total proved reserves were 1,709.7 million barrels of crude oil equivalent, of which 754.3 million were developed.

Ek and Balam Fields. This complex of fields is located off the coast of Campeche, in Mexican territorial waters in the Gulf of Mexico. It is made up of two fields extending over an area of 43 square kilometers. As of December 31, 2003, there were a total of 35 wells drilled, eight of which were producing. During December 31, 2003, the fields produced an average of 15.1 thousand barrels of crude oil and 3.7 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 113.5 million barrels of crude oil and 27.9 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 120.5 million barrels of crude oil and 29.7 billion cubic feet of natural gas. Total proved reserves were 127.6 million barrels of crude oil equivalent, 107.3 million of which were developed.

Paleocanal de Chicontepec. This complex of fields (which we refer to as Chicontepec) is part of the Northern region of our operations and is divided into 29 areas, which extend over an area of 3,731 square kilometers. As of December 31, 2003, there were a total of 1,237 wells drilled, 476 of which were producing. During 2003, Chicontepec produced an average of 9.7 thousand barrels of crude oil and 24.5 million cubic feet of natural gas per day. As of December 31, 2003, cumulative production was 116.9 million barrels of crude oil and 210.7 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 557.0 million barrels of crude oil and 1.2 trillion cubic feet of natural gas. Total proved reserves were 779.0 million barrels of crude oil equivalent, of which 87.4 million were developed.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2003, this pipeline network consisted of approximately 30,689 kilometers of pipe, of which 3,139 kilometers were located in the Marine region, 11,014 kilometers were located in the Southern region and 16,536 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Transportation and Distribution” below.

Crude Oil Sales

During 2003, domestic consumption of crude oil amounted to approximately 1,509 thousand barrels per day, which represented 45% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—International Trading” below. Maya crude oil accounted for 86% of exported crude oil volume sold by PMI in 2003, but only 46% of domestic consumption.

Back to Contents

The following table sets forth crude oil distribution.

Crude Oil Distribution

	At December 31,					2003
	1999	2000	2001	2002	2003	vs. 2002
	(in thousands of barrels per day)					(%)
Production	2,906.0	3,012.0	3,127.0	3,177.1	3,370.9	6.1
Distribution
Refineries	1,132.5	1,126.9	1,140.4	1,171.9	1,246.4	6.4
Products under processing agreements(1)	56.7	103.7	62.3	130.4	112.5	(13.7)
Petrochemicals	149.6	136.0	146.2	144.5	150.4	4.1
Exports(2)	1,551.2	1,619.8	1,756.6	1,716.2	1,848.3	7.7

Total	2,890.0	2,986.4	3,105.6	3,163.1	3,357.6	6.1

Stock changes, statistical differences	16.1	25.6	21.4	14.0	13.3	(5.0)

Note:	Numbers may not total due to rounding.
(1)	Represents exports to third-party processors for re-import into Mexico.
(2)	Includes barrels of crude oil held in inventories designated for export as well as crude oil sold to the U.S. Department of Energy Strategic Petroleum Reserve (the SPR) in the 1980s, which we recovered in August 1998 as part of an unrelated swap arrangement with the SPR. Although we obtained rights to the crude oil in August 1998, the crude oil was held in the SPR until December 1999. These exports are included in our 1999 and 2000 export figures.
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

Refining

Refining Processes and Capacity

Pemex-Refining’s production processes include the following:

•	Atmospheric distillation. This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, kerosene, jet fuel, diesel, atmospheric gas oil and atmospheric reduced crude oil.

•	Vacuum distillation. This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil, which is produced by boiling crude oil.

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

Back to Contents

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-Refining uses reforming processes to convert low-octane gasoline into higher-octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher-octane products.

•	Hydrotreatment or resid hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulphur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

•	Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulphuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•	Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naptha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material called coke of petroleum.

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	1999	2000	2001	2002	2003
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,525.0	1,559.0	1,559.0	1,540.0	1,540.0
Vacuum distillation	757.1	774.8	773.8	768.4	768.4
Cracking	368.0	375.0	375.0	395.5	395.5
Visbreaking	141.0	141.0	141.0	141.0	141.0
Reforming	226.0	268.8	268.8	301.3	301.3
Hydrotreatment	748.0	808.0	848.0	987.1	987.1
Alkylation and isomerization	120.7	109.0	109.0	115.9	115.9
Coking	—	—	—	—	100.0

Source: Base de Datos Institucional (Pemex BDI).

At the end of 2003, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula, and one topping unit located in the petrochemical complex of La Cangrejera. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulphurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2003, our refineries processed 1,286 thousand barrels per day of crude oil (209 thousand barrels at Cadereyta, 141 thousand barrels at Madero, 177 thousand barrels at Minatitlán, 185 thousand barrels at Salamanca, 306 thousand barrels at Salina Cruz and 268 thousand barrels at Tula), which consisted of 822 thousand barrels per day of Olmeca and Isthmus crude oil and 464 thousand barrels per day of Maya crude oil.

Since 1993, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V., we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas. Under the Deer Park Limited Partnership agreement, P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company each provides 50% of the refinery’s crude oil input and owns 50% of the refinery’s output. The partnership completed a substantial upgrading program in mid-1995 to enable it to process Maya crude oil. PEMEX and Shell Oil Company completed an expansion project at the refinery in Deer Park in April 2001 thereby increasing the capacity of the refinery by 60 thousand barrels per day to 340 thousand barrels per day. The expansion project included an expansion of the refinery’s existing coking unit, a new sulphur plant and upgrades to the crude distillation, distillates hydrotreating and hydrocracking units.

Back to Contents

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined oil and natural gas products. Pemex-Refining produced 1,343 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2003, an increase of 5.3% from 2002 levels.

The following table sets forth, by category, Pemex-Refining’s production of refined products from 1999 through 2003.

Pemex-Refining Production

	Year Ended December 31,					2003
	1999	2000	2001	2002	2003	vs. 2002
	(in thousands of barrels per day)					(%)

Refinery crude oil runs	1,228.0	1,227.4	1,251.9	1,245.4	1,285.9	3.3
Refined products
Liquefied petroleum gas	31.0	24.9	27.8	31.3	33.8	8.0
Gasoline
Nova (leaded)/Base	46.5	27.9	22.4	16.4	10.5	(36.0)
Pemex Magna	346.6	346.0	349.4	359.4	396.5	10.3
Pemex Premium	11.2	17.9	17.3	21.8	37.6	72.5
Others	1.6	1.2	1.2	0.7	0.6	(14.3)

Total	405.9	393.0	390.3	398.2	445.2	11.8
Kerosenes
Jet fuel	57.8	55.3	56.7	56.7	59.6	5.1
Other kerosenes	0.8	0.3	0.3	—	—	—

Total	58.6	55.6	57.0	56.7	59.6	5.1
Diesel
Pemex Diesel	248.4	254.5	266.6	246.7	290.8	17.9
Low sulphur diesel	6.9	1.2	1.1	0.7	0.6	(14.3)
Others	16.6	9.7	13.9	19.5	16.4	(15.9)

Total	271.9	265.4	281.6	266.9	307.8	15.3
Fuel oil	427.9	422.6	435.9	449.6	396.5	(11.8)
Other refined products
Industrial gas oil	3.8	2.4	—	—	—	—
Asphalts	30.3	31.1	28.7	28.8	25.6	(11.1)
Lubricants	8.3	6.0	5.2	4.9	5.5	12.2
Paraffins	1.9	1.3	1.2	1.0	0.9	(10.0)
Still gas	43.3	41.8	39.0	37.4	51.3	37.2
Other refined products(1)	1.5	1.9	0.6	1.1	16.7	1,418.2

Total	89.0	84.5	74.7	73.3	100.1	36.6

Total refined products	1,284.4	1,246.0	1,267.3	1,275.9	1,342.9	5.3

Note:	Numbers may not total due to rounding.
(1)	Includes aeroflex 1-2, coke and furfural extract.
Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2003, fuel oil represented 30%, gasoline represented 33% and diesels represented 23% of total refined product production. Jet fuel represented 4% and liquefied petroleum gas represented 3% of total production of refined products in 2003. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

Back to Contents

As a result of our strategy of investing in technology to improve the quality of our fuels, over the past several years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) in relation to leaded gasoline. The share of unleaded gasoline as a percentage of our total automotive gasoline production has increased from 73% in 1997 to 100% since 1998. We also introduced new environmentally sound products such as Pemex Diesel, with 0.05% sulphur content. The share of Pemex Diesel as a percentage of total diesel produced by Pemex-Refining has increased from 86% in 1998 to 94% in 2003. We have also promoted liquefied petroleum gas as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

Over the five years ended December 31, 2003, the value of Pemex-Refining’s domestic sales of refined products was as follows:

Value of Domestic Sales(1)

	Year Ended December 31,										2003
	1999		2000		2001		2002		2003		vs. 2002
	(in millions of constant pesos at December 31, 2003) (2)										(%)
Oil Products
Gasoline
Pemex Magna	Ps.	51,192.9	Ps.	74,967.1	Ps.	68,219.6	Ps.	61,305.6	Ps.	82,471.7	34.5
Pemex Premium		5,969.8		10,961.2		12,214.6		13,291.4		18,729.2	40.9
Aviation fuels		144.2		129.7		126.1		134.0		132.7	(1.0)
Others		179.2		210.9		195.6		131.3		86.5	(34.1)

Total		57,486.0		86,268.7		80,755.8		74,862.3		101,420.2	35.5
Kerosenes
Jet fuel		4,751.1		7,666.7		6,381.8		5,554.4		7,372.7	32.7
Other kerosenes		124.6		113.9		140.4		142.2		117.3	(17.5)

Total		4,875.8		7,780.6		6,522.2		5,696.6		7,490.0	31.5
Diesel
Pemex Diesel		23,011.9		34,866.3		30,989.3		27,189.3		37,265.4	37.1
Others		5,329.6		8,641.3		6,968.1		5,154.4		8,330.4	61.6

Total		28,341.5		43,507.6		37,957.6		32,343.6		45,595.8	41.0
Fuel oil
Total		25,317.7		38,463.9		31,060.9		28,562.7		31,510.6	10.3
Other refined products
Industrial gas oil		355.1		364.2		10.4		—		—	0.0
Asphalts		1,235.5		1,891.5		1,700.2		1,937.8		2,350.0	21.3
Lubricants		881.4		1,146.3		1,132.4		914.6		1,149.1	25.6
Paraffins		192.7		180.4		158.6		131.4		122.1	(7.1)
Others(3)		1.5		2.3		0.6		1.1		24.5	2,127.3

Total		2,666.1		3,584.7		3,002.3		2,984.8		3,645.4	22.1

Total oil products	Ps.	118,687.1	Ps.	179,605.4	Ps.	159,298.8	Ps.	144,450.1	Ps.	189,662.3	31.3

Petrochemicals(4)	Ps.	320.2	Ps.	625.8	Ps.	772.2	Ps.	585.4	Ps.	935.8	59.9

Notes:	Numbers may not total due to rounding.
(1)	Excludes IEPS Tax and value added tax. See “—Taxes and Duties” below.
(2)	Figures have been restated to constant pesos as of December 31, 2003, by applying the inflation factors, as measured by the NCPI, from the respective year through December 31, 2003. For the three years ended December 31, 2003, the inflation factor is the average inflation rate for each of these years.
(3)	Includes aeroflex 1-2, coke and furfural extract. Since 2003, figure also includes sales of coke from the coker at the Cadereyta refinery, which started operating in 2003.
(4)	These are petrochemical products produced at refineries operated by Pemex-Refining.
Source: Pemex BDI.

Back to Contents

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 79% of our fuel oil production during 2003 pursuant to a fuel oil supply contract entered into in November 1995 under which we agreed to supply a minimum of 270,000 barrels of fuel oil per day to the Federal Electricity Commission. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulphur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2003, this volume discount amounted to approximately 1.4% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2003 was Ps. 23,593 million and represented 12.7% of our total consolidated domestic sales revenues.

Our domestic sales of refined oil products increased by 31.3% in value, or Ps. 45,212.2 million, in 2003 from 2002 levels.This increase was due to a 2.3% increase in domestic sales volumes, increased sales of products that have greater added value and a 34.5% average increase in international prices of refined products. For example, the price of automotive gasoline increased by 33.9%, the price of automotive diesel increased by 36.1% and the price of jet fuel increased by 36.7%.

The volume of our domestic gasoline sales in 2003 increased by 6.2%, from 566.2 thousand barrels per day in 2002 to 601.2 thousand barrels per day in 2003. The volume of our domestic diesel sales increased by 8.9%, from 270.7 thousand barrels per day in 2002 to 294.7 thousand barrels per day in 2003. In contrast, the volume of our domestic sales of fuel oil decreased by 12.7%, from 406.2 thousand barrels per day to 354.6 thousand barrels per day, primarily due to lesser demand from the Federal Electricity Commission, as a result of its program of substitution of fuel oil for natural gas.

Back to Contents

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2003 was distributed as follows:

Volume of Domestic Sales

	Year Ended December 31,					2003 vs. 2002
	1999	2000	2001	2002	2003
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Oil Products
Gasoline
Pemex Magna	468.0	472.3	476.5	476.5	500.2	5.0
Pemex Premium	42.8	58.9	73.9	88.5	100.1	13.1
Aviation fuels	0.5	0.4	0.4	0.4	0.4	0.0
Others	1.2	1.1	1.0	0.8	0.4	(50.0)

Total	512.6	532.7	551.8	566.2	601.2	6.2
Kerosenes
Jet fuel	55.3	55.5	55.3	53.3	54.2	1.7
Other kerosenes	0.8	0.7	0.8	0.8	0.7	(12.5)

Total	56.1	56.2	56.1	54.1	54.9	1.5
Diesel
Pemex Diesel	224.9	228.6	226.4	228.0	240.7	5.6
Others	49.8	56.1	49.4	42.7	54.0	26.5

Total	274.7	284.7	275.8	270.7	294.7	8.9
Fuel oil
Total	470.8	492.4	474.9	406.2	354.6	(12.7)
Other oil products
Industrial gas oil	4.3	2.3	—	—	—	—
Asphalts	19.5	20.6	20.9	21.6	22.2	2.8
Lubricants	5.8	6.4	5.5	5.2	5.7	9.6
Paraffins	1.3	1.3	1.2	1.1	1.0	(9.1)
Others(1)	1.1	1.8	0.4	1.3	22.8	1,653.8

Total	32.0	32.4	28.0	29.1	51.7	77.7

Total oil products	1,346.1	1,398.4	1,386.7	1,326.2	1,357.1	2.3

Petrochemicals(2)	84.5	201.1	301.6	235.3	272.3	15.7

Note:	Numbers may not total due to rounding
(1)	Includes aeroflex 1-2, coke and furfural extract. Since 2003, figure also includes sales of coke from the coker at the Cadereyta refinery, which started operating in 2003.
(2)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.
Source: Pemex BDI.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout the country. Our efforts to build and enhance our brands have also progressed during the past three years. More than 99% of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities and technical assistance in the development of marketing and customer service programs. At the end of 2003, there were 6,166 retail service stations in Mexico, of which 6,164 were privately owned and operated as franchises.

Investments

Over the last eight years, Pemex-Refining has focused its investment program on enhancing the quality of gasoline and diesel to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in the refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity.This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crudes in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crudes we do export. In the medium-term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2003, Pemex-Refining imported approximately 122.9 thousand barrels per day of unleaded gasoline, which represented 20.5% of total domestic demand for unleaded gasoline in that year.

Back to Contents

Non-PIDIREGAS Investments. In nominal terms, in 2003, Pemex-Refining invested Ps. 5,744 million, as compared to Ps. 5,893 million in 2002, representing a 2.5% decrease. Strategic projects, in addition to those described above, comprised Ps. 1,278.5 million of total non-PIDIREGAS investment, operating projects represented Ps. 3,270.2 million and the remaining Ps. 1,195.1 million was dedicated mainly to acquisitions of equipment, research and development and complementary investments.

Cadereyta Project. In November 1997, Pemex-Refining awarded a U.S. $1.6 billion contract to upgrade and revamp the Cadereyta refinery to Conproca, S.A. de C.V. (CONPROCA) a consortium formed by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. We expect the project to increase clean fuel production substantially, specifically gasoline and diesel, which will enable Pemex-Refining to fulfill future demand requirements in northern Mexico and comply with future environmental regulations. As of December 2003, the project was certified as 99.31% complete and formally concluded. Pemex-Refining makes semi-annual amortization payments on June 15 and December 15 of each year, the first of which was a payment of U.S. $53.2 million on December 15, 2000. During 2003, Pemex-Refining made amortization payments totaling U.S. $242.4 million. Semi-annual amortization payments will continue until June 15, 2010.

Madero Project. In February 1999, Pemex-Refining awarded a U.S. $1.2 billion contract for the Madero refinery upgrading project to another consortium, PEMOPRO, S.A. de C.V., led by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The total cost of the project was U.S. $1.8 billion and involved the construction of ten new plants and the upgrading of seven others at the Madero complex in the state of Tamaulipas in northeastern Mexico. Between 1999 and 2003, the project increased the Madero refinery’s processing capacity for heavy crude oil (Maya) by 42,437 barrels per day, increased gasoline production by 9,989 barrels per day, increased middle distillates (diesel and jet fuel) production by approximately 500 barrels per day and reduced production of high sulphur fuel oil by 12,050 barrels per day. The project was completed on October 25, 2002.The first amortization payment of U.S. $136.5 million was made in 2003 and the last payment will be made in 2022.

Tula and Salamanca Projects. On November 11, 1999, Pemex-Refining awarded the Tula and Salamanca projects to Samsung Ingeniería Tula, S.A. de C.V. / Siemens, S.A. de C.V. and to Samsung Ingeniería México, S.A. de C.V. / Siemens AG and Siemens S.A. de C.V., respectively, through an international bidding process. These projects are dedicated exclusively to increasing gasoline quality, whereas the Cadereyta and Madero projects are dedicated to increasing heavy crude oil processing capacities through residual conversion. The construction period for the Tula and Salamanca projects lasted 29 and 34 months, respectively. Total costs were U.S. $160.5 million for the Tula project and U.S. $257.0 million for the Salamanca project. The Tula project was completed on August 27, 2002, and the Salamanca project was completed on January 9, 2003. The first amortization payments of U.S. $22.0 million for the Tula project and U.S. $33.6 million for the Salamanca project were made in 2003 and the last payments will be made in 2022.

Minatitlán Project. This refining project is intended to increase production of high quality gasoline and middle distillates and to improve the crude oil blend. The project consists of six bidding packages, each of which was published during 2003. Pemex-Refining awarded the first contract of Ps. 379 million to Tradeco Infraestructura S.A. de C.V. on December 8, 2003. The construction period for the first contract is expected to last approximately 19 months, and the projected date for the completion of this project is October 2008.

2004 Refining Investment Budget. For 2004, Pemex-Refining has budgeted Ps. 1,583 million for investment in PIDIREGAS. In addition, Pemex-Refining has budgeted Ps. 3,573 million for investments in 2004, excluding expenditures related to PIDIREGAS. Pemex-Refining will invest 30.6% of the total amount to expand and upgrade refineries, 20.6% in environmental and industrial safety projects, 33.3% in maintenance and rehabilitation projects and 15.4% in other projects and acquisitions.

Back to Contents

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production increased by 1.7%, from 4,423 million cubic feet per day in 2002 to 4,498 million cubic feet per day in 2003, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 2.1%, from 3,758 million cubic feet per day in 2002 to 3,837 million cubic feet per day in 2003. Natural gas production associated with crude oil production accounted for 69.3% of production of natural gas in 2003, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 58 fields (or 15% of the 390 producing fields) accounted for 85% of all production in 2003. Of the total production, 33.9% originated in the Marine region, 36.2% in the Southern region and the remainder, 29.9%, in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemical’s gas processing facilities. At the end of 2003, Pemex-Gas and Basic Petrochemicals owned 11 facilities.

The following facilities are located in the Southern region:

•	Cactus: This facility contains 22 plants that together produced 800 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90%), 23 thousand barrels per day of ethane, 46 thousand barrels per day of liquefied gas, 21 thousand barrels per day of naphtha and 307 thousand tons of sulphur in 2003.

•	Ciudad Pemex: This facility contains eight plants that together produced 715 million cubic feet per day of dry gas and 236 thousand tons of sulphur in 2003.

•	La Cangrejera: This facility contains two plants that together produced 29 thousand barrels per day of ethane, 38 thousand barrels per day of liquefied gas and nine thousand barrels per day of naphtha in 2003.

•	Morelos: This facility contains one plant that produced 37 thousand barrels per day of ethane, 49 thousand barrels per day of liquefied gas and 11 thousand barrels per day of naphtha in 2003.

•	Nuevo Pemex: This facility contains 13 plants that together produced 832 million cubic feet per day of dry gas, 22 thousand barrels per day of ethane, 69 thousand barrels per day of liquefied gas, 36 thousand barrels per day of naphtha and 190 thousand tons of sulphur in 2003.

•	Pajaritos: This facility contains one plant that produced nine thousand barrels per day of ethane in 2003.

•	La Venta: This facility contains two plants that together produced 182 million cubic feet per day of dry gas in 2003.

•	Matapionche: This facility contains five plants that together produced 73 million cubic feet per day of dry gas, two thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and 11 thousand tons of sulphur in 2003.

Back to Contents

The following facilities are located in the Northern region:

•	Reynosa: This facility contains two plants that together produced 336 million cubic feet per day of dry gas, one thousand barrels per day of ethane, six thousand barrels per day of liquefied gas, seven thousand barrels per day of naphtha and two thousand barrels per day of other products in 2003.

•	Poza Rica: This facility contains four plants that together produced 66 million cubic feet per day of dry gas, four thousand barrels per day of ethane, two thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and 10 thousand tons of sulphur in 2003.

•	Arenque: This facility contains three plants that together produced 25 million cubic feet per day of dry gas, one thousand barrels per day of carbon dioxide liquids and three thousand tons of sulphur in 2003.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2003.

Natural Gas and Condensates Processing and Production(1)

	Year Ended December 31,					2003
	1999	2000	2001	2002	2003	vs. 2002
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	3,527	3,691	3,677	3,758	3,837	2.1
Sour gas(2)	3,071	3,220	3,227	3,260	3,360	3.1
Sweet gas(3)	456	471	450	498	477	(4.2)
Condensates(4)	96	101	105	94	95	1.1
Gas to natural gas liquids extraction	3,612	3,710	3,693	3,746	3,829	2.2
Wet gas	3,378	3,536	3,526	3,600	3,689	2.5
Reprocessing streams(5)	234	174	166	146	141	(3.4)
Production
Dry gas(6)	2,709	2,791	2,804	2,916	3,029	3.9
Natural gas liquids(7)(8)	447	445	443	418	428	2.4
Liquefied petroleum gas(7)	201	204	206	205	212	3.4
Ethane(7)	160	156	147	127	125	(1.6)
Naphtha(7)(9)	84	85	88	84	86	2.4
Sulphur(10)	687	661	684	703	757	7.7

Note:	Numbers may not total due to rounding
(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 4,498 million cubic feet per day of natural gas in 2003.
(2)	Beginning in early 2000, includes dry gas processed in a sweetening sour natural gas plant at Poza Rica complex in order to eliminate carbon dioxide.
(3)	Includes sweet vapor from condensates.
(4)	Includes internal streams.
(5)	Reprocessing of pipeline dry gas at various cryogenic plants.
(6)	Does not include ethane reinjected into the natural gas stream.
(7)	In thousands of barrels per day.
(8)	Includes stabilized condensates, reprocessing streams from La Cangrejera petrochemical complex and other streams for fractionating.
(9)	Includes pentanes.
(10)	In thousands of tons.
Source: Pemex BDI.

Back to Contents

Processing Capacity

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)(2)	192	192	144	144	144
Sour natural gas(2)(3)	3,753	3,753	3,923	4,173	4,503
Natural gas liquids recovery plants
Cryogenics(4)	4,559	4,559	4,559	4,559	4,592
Absorption(3)(5)	475	475	475	475	554

Total	5,034	5,034	5,034	5,034	5,146
Natural gas liquids fractionating(1)(3)(6)	554	554	554	563	569
Processing of hydrosulphuric acid(7)	216	216	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2001, two sour condensates sweeting plants at Ciudad Pemex were modified to process sour natural gas. In 2002, sweetening sour gas plants No. 1 and No. 2 at Ciudad Pemex increased production capacity from 400 to 525 million cubic feet per day. In 2003, a sour natural gas sweetening plant began operations at the Arenque complex, with a capacity of 34 million cubic feet per day.
(3)	In 2003, as a result of Pemex-Gas and Basic Petrochemicals’ processing capacity review, adjustments set forth above to the capacity of plants to process sour natural gas, absorption and natural gas liquids fractionating were made.
(4)	Includes the cryogenic plant located in La Cangrejera. In 2003, a new cryogenic plant began operations at the Arenque complex, with a capacity of 33 million cubic feet per day.
(5)	Since the beginning of 1999, the absorption plant at Ciudad Pemex has been out of service.
(6)	In 2002, the La Cangrejera plant increased its liquids fractionating capacity from 104 thousand barrels per day to 113 thousand barrels per day.
(7)	In 2003, one sulphur recovery plant began operations at the Arenque complex, with a capacity of 13 tons per day of sulphur production.
Source: Pemex BDI.

Domestic consumption of dry gas totaled 4,615 million cubic feet per day in 2003, a 7.5% increase from the 2002 domestic consumption of 4,295 million cubic feet per day. The subsidiary entities consumed approximately 43% of the total domestic dry gas consumed in 2003, while the industrial-distributor sector consumed 25% and the electrical sector consumed 32%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico which, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 757 million cubic feet per day of dry gas in 2003, a 27.7% increase from the 592 million cubic feet per day imported in 2002.

Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities and liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams, increased by 2.3%, from 418 thousand barrels per day in 2002 to 428 thousand barrels per day in 2003, due to greater availability of wet gas from Pemex-Exploration and Production.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulphur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 89 thousand barrels per day in 2003, an amount approximately equivalent to that registered in 2002. Of these amounts, 76 thousand barrels per day (86%) resulted in stabilized condensates during 2003, and 75 thousand barrels per day(85%) resulted in stabilized condensates during 2002. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Reynosa facilities to produce solvents and naphtha.

Back to Contents

At the end of 2002, we began the construction of two modular cryogenic plants at the Burgos complex, which will each produce 200 million cubic feet of dry gas per day in order to process the natural gas production from the Burgos Basin. These plants started operations in March and May of 2004, respectively.

We finished the construction of three processing plants at the Arenque complex during the first half of 2003 and commenced operations in order to better process the gas available in the Altamira district in Tamaulipas. One processing plant is a sweetening sour natural gas plant that produces 34 million cubic feet per day, the second plant is a modular cryogenic plant that produces 33 million cubic feet of gas per day and the third plant is a sulphur recovery plant that produces 13 tons of sulphur per day.

In August 2003, a new sulphur recovery plant, with the capacity to produce 64 tons of sulphur per day, began operations in the Poza Rica complex. The operations at this plant contribute to our objective of reducing pollution emissions.

The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black, naphthas and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. Pemex-Gas and Basic Petrochemicals produces methane, ethane, propane, butane and naptha. All other petrochemical products may be produced by Pemex-Petrochemicals, Pemex-Refining or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell these basic petrochemicals internally within plants in the same unit or complex or to sell them to us.

Over the five years ended December 31, 2003, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales were distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

		Year Ended December 31,
											2003
		1999		2000		2001		2002		2003	vs. 2002

		(in millions of constant pesos at December 31, 2003)									(%)

Natural gas	Ps.	19,450.5	Ps.	31,663.3	Ps.	32,477.4	Ps.	32,416.7	Ps.	52,206.9	61.0
Liquefied petroleum gas		22,001.0		32,666.5		32,941.4		27,951.3		37,588.4	34.5
Petrochemicals
Hexane		151.5		132.1		160.2		143.3		221.9	54.8
Dissolving agents		24.4		298.9		423.5		228.2		42.9	(81.2)
Sulphur		185.2		149.9		81.8		118.2		198.1	67.6
Carbon black		146.9		241.3		134.9		145.1		279.9	92.9
Pentanes		39.5		33.7		3.0		50.7		23.6	(53.5)
Heptane		28.9		25.6		27.7		21.7		30.7	41.5
Butane		25.9		40.5		44.0		39.0		55.8	43.1
Propane		20.0		29.0		26.2		20.1		28.5	41.8
Isobutane		5.5		8.6		7.1		2.7		0.4	(85.2)
Others		39.4		147.0		176.7		119.3		8.0	(93.3)

Total Petrochemicals		666.9		1,106.6		1,085.0		888.5		889.6	0.1
Total	Ps.	42,118.4	Ps.	65,436.4	Ps.	66,503.9	Ps.	61,256.5	Ps.	90,684.9	48.0

Note:	Numbers may not total due to rounding
(1)	Excludes value added tax.
Source: Pemex BDI.

Back to Contents

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest:

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest

Gasoductos de Chihuahua, S. de R.L. de C.V	Transport of gas	50.00%
Mex Gas International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.	Storage and distribution of liquid sulphur	100.00
Pasco International, Ltd.	Holding company	100.00
Pan American Sulphur, Ltd.	Storage and distribution of sulphuric acid and distillates	99.87
Terrenos para Industrias, S.A.	Real estate holding company	100.00
CH4 Energía, S.A. de C.V.	Trading of Gas	50.00

(1)	As of December 31, 2003.
Source: Pemex-Gas and Basic Petrochemicals.

Private Sector Participation in Natural Gas Distribution

The Regulatory Law, as amended effective May 12, 1995, provides that private and “social sector” companies may, with governmental authorization, store, distribute and transport natural gas, and may construct, own and operate natural gas pipelines, facilities and equipment. The regulations implementing this amendment went into effect on November 9, 1995.

Since 1997, the Regulatory Law has required us to provide the private sector with open access to our transportation system for distribution, ending our prior exclusive rights over the lines of distribution. We continue to market natural gas and may develop natural gas storage systems.

In 1996, the Comisión Reguladora de Energía (Energy Regulatory Commission) approved the Gradual Access Program for 1996-1997, which required that we open access to certain distribution assets to the private sector. As a result, Pemex-Gas and Basic Petrochemicals’ distribution assets located in Chihuahua, Cuauhtémoc-Anáhuac, Ciudad Juárez, Hermosillo, Toluca, Río Pánuco, Norte de Tamaulipas, Distrito Federal, Valle Cuautitlán-Texcoco, Saltillo, Nuevo Laredo, Querétaro and Monterrey have been privatized. As of 1999, all of our natural gas distribution pipelines were opened to private sector use and there were no further distribution assets left to divest pursuant to the program, although a portion of these assets are still held in trust.

LPG Pricing Program

On February 27, 2003, President Fox issued an executive decree establishing maximum prices on first-hand and end-user sales of liquefied petroleum gas as part of a Mexican Government program to stabilize LPG prices. The purpose of this program was to curtail seasonal price fluctuations that can adversely affect economic development. Pursuant to the decree, the maximum prices of first hand sales were adjusted periodically according to a formula determined by the Mexican Government, and the Ministry of the Economy will fix the end-user’s sale price. The decree expired in June 2004.

Natural Gas Hedging Operations

Pemex-Gas and Basic Petrochemicals offers its customers financial instruments as a value added service and we provide various hedging contracts to our customers in order to give them the option of protecting against fluctuations in the price of our products. On January 17, 2001, the Ministry of Finance and Public Credit, the Ministry of Economy, the Ministry of Energy and PEMEX announced a program that would stabilize natural gas prices for certain industrial consumers in Mexico who chose to join it. Most of the Mexican industrial consumers decided to participate through a 3-year contract with a fixed price of U.S. $4.00 per million British thermal units (BTUs) (from January 2001 through December 2003). This program represented a 1.6% cost savings to our customers on the sales price over that period. In 2001, we hedged approximately 91% of the total volume of natural gas sold under this program.

Back to Contents

At the end of 2003, the Ministry of Energy published a bulletin explaining additional hedging mechanisms that Pemex-Gas and Basic Petrochemicals would offer to its natural gas customers for the period from January 1, 2004 through December 31, 2006. This program applies to approximately 20% of our total domestic sales of natural gas to third parties. These mechanisms provide two alternatives:

•	Customers can purchase natural gas swaps from us at a fixed price of a maximum of U.S. $4.50 per million BTUs over the period from January 1, 2004 through December 31, 2006 for purchases up to 10 million cubic feet per day. If the customer’s requirements are higher (up to 20 million cubic feet per day), the fixed price would be U.S. $4.55 per million BTUs; or

•	Customers can purchase natural gas swaps from us for the period between January 2004 through December 2004 at a lower fixed price of U.S. $4.425 per million BTUs, so long as the reference price in Reynosa does not exceed U.S. $6.00 per million BTUs. If the reference price does exceed that amount, the customer would also pay the difference between U.S. $6.00 per million BTUs and the average spot price. In June 2004, all the customers who had already entered the program agreed to renew their respective contracts for the period from 2005 through 2006.

Pemex-Gas and Basic Petrochemicals modified its traditional risk profile for natural gas in order to mitigate the potential volatility in income resulting from the sale of this product. This strategy does not leave Pemex-Gas and Basic Petrochemicals with any exposure to basis risk (i.e., the risk arising from the price of a derivative being based on a different reference than that of the underlying commodity), due to the fact that the derivatives are priced using the same market indices as the ones used to price the natural gas sales.

For more information on these fixed price sales, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk.”

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 3,253 million in 2003, as compared to Ps. 1,796 million in 2002, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2004, the Mexican Government approved Ps. 991 million of capital expenditures for investment in new PIDIREGAS for Pemex-Gas and Basic Petrochemicals at the modular cryogenic plants in Reynosa. In addition to this, Ps. 1,896 million has been budgeted for Pemex-Gas and Basic Petrochemicals’ non-PIDIREGAS-related capital expenditures in 2004.

Petrochemicals

Capacity

At the end of 2003, Pemex-Petrochemicals operated seven petrochemical complexes and one petrochemical unit for the production of non-basic petrochemical products. Pemex-Petrochemicals has one complex at Petroquímica Camargo that has not produced any petrochemical products since April 2002, and a petrochemical unit at Reynosa that has not produced any petrochemical products since August 1998. At the end of 2003, Pemex-Petrochemicals operated 51 plants, including those that were not producing. Pemex-Petrochemicals had a total installed capacity sufficient to produce 12.5 million tons of petrochemical products per year in 2003, 7.8% higher than its 2002 installed capacity of 11.6 million tons per year, due to the increased production capacity of certain ethylene plants, such as the La Cangrejera plant and the Morelos plant.Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as follows:

Back to Contents

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
Petrochemical Facility	1999	2000	2001		2002	2003
	(In thousands of tons)

Cosoleacaque	4,696	4,696	4,736		4,998	4,975
La Cangrejera	2,973	2,873	2,297		2,427	3,205
Morelos	2,031	2,031	2,134		2,107	2,263
Pajaritos	1,066	1,066	1,066		1,021	1,021
Escolín	333	333	337		337	337
San Martín Texmelucan	231	246	260		268	288
Others	402	402	359	(1)	404	409

Total	11,732	11,647	11,189		11,561	12,496

Note:	Numbers may not total due to rounding.
(1)	Reflects the shutting down of two plants in our Reynosa unit in 2001.
Source: Pemex BDI.

Production

Pemex-Petrochemicals manufactures different non-basic petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylenes, vinyl chloride monomer and ethylene oxide;

•	aromatics and their derivatives, such as styrene, toluene, xylenes and paraxylene;

•	propylene and its derivatives, such as acrylonitrile; and

•	other products, such as oxygen, nitrogen, pentane, hexane and heptane liquids.

Our combined annual total petrochemical production (excluding ethane and butane gases) increased by 2.3%, from 9,189 thousand tons in 2002 to 9,401 thousand tons in 2003. Of this amount, Pemex-Petrochemicals produced 6,083 thousand tons of petrochemicals in 2003, representing a 3.3% increase from its production of 5,889 thousand tons in 2002, partly due to the revamping of the ethylene plants in La Cangrejera and Morelos. The remainder was produced by Pemex-Gas and Basic Petrochemicals. For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

Back to Contents

Over the past five years, Pemex-Petrochemicals’ petrochemical production has decreased due to adverse petrochemical market conditions in Mexico, mainly in the market for methane derivatives. The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2003.

Pemex-Petrochemicals Production

	Year Ended December 31,
						2003
	1999	2000	2001	2002	2003	vs. 2002

	(in thousands of tons per year)					(%)
Liquids
Hexanes	61	54	62	57	70	22.8
Heptanes	21	15	13	8	18	125.0

Total	82	69	75	65	88	35.4

Other inputs
Oxygen	453	413	380	376	399	6.1
Nitrogen	112	105	96	109	106	(2.8)
Hydrogen	15	2	—	—	167	—

Total	580	520	476	485	672	38.6

Petrochemicals
Methane derivatives	3,019	2,271	1,752	1,663	1,383	(16.8)
Ethane derivatives	2,696	2,636	2,408	2,309	2,218	(3.9)
Aromatics and derivatives	1,235	667	642	670	794	18.5
Propylene and derivatives	193	180	127	115	125	8.7
Others	56	359	396	467	722	54.6

Total	7,199	6,113	5,325	5,224	5,242	0.3

Other products
Hydrochloric acid	105	107	87	92	66	(28.3)
Muriatic acid	25	27	31	24	14	(41.7)

Total	130	134	118	116	81	(30.2)

Total	7,991	6,836	5,994	5,889	6,083	3.3

Note:	Numbers may not total due to rounding.
Source: Pemex BDI.

Investments

Including the expenditures related to the Morelos petrochemical facility (which is indirectly controlled by Pemex-Petrochemicals and has its own budget), in nominal peso terms, Pemex-Petrochemicals invested Ps. 1,627 million in 2003, as compared to Ps. 1,454 million in 2002, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2004, Pemex-Petrochemicals expects to invest Ps. 1,231 million on these projects.

In addition, Pemex-Petrochemicals is developing the Phoenix Project with the participation of private investment. This project will involve the construction of two new petrochemical complexes (an ethylene cracker and an aromatics chain) for the production of olefins and its derivatives, aromatics and other products, which is expected to strengthen the chemical industry and help relaunch the petrochemical sector of the country. If these projects go forward, the planned production is expected to function as a substitute for the equivalent of one-third of Mexico’s current imports of petrochemical substances, an amount equivalent to approximately U.S. $10 billion per year. As of the date of this report, the plan has not yet been finalized or approved.

Back to Contents

Domestic Sales

In 2003, the value of the domestic sales of petrochemical products by Pemex-Petrochemicals increased by 43.4%, from Ps. 7,564.9 million in 2002 to Ps. 10,847.4 million in 2003. This increase was primarily due to a significant increase in the prices of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes, ethylene oxide and ammonia. In addition, the commencement of a new plant in the Morelos complex, which was converted to the production of high density polyethylene, led to an increase in the volume of sales. As part of its commercial strategy in 2003, Pemex-Petrochemicals sold larger volumes of acrylonitrile and modified the production in its aromatic chain in order to stop producing heavy reformed aromatics and instead produce paraxylene, in order to take advantage of the price opportunity that this product represents.

Over the five years ended December 31, 2003, the value of Pemex-Petrochemicals’ domestic sales were distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining are included under “—Gas and Basic Petrochemicals” and “—Refining” above.

Value of Domestic Sales(1)

	Year Ended December 31,
											2003
		1999		2000		2001		2002		2003	vs. 2002

		(in millions of constant pesos at December 31, 2003) (2)									(%)
Petrochemical Product
Methane derivatives	Ps.	1,949.1	Ps.	1,777.4	Ps.	1,615.2	Ps.	1,171.0	Ps.	1,670.6	42.7
Ethane derivatives		6,870.0		6,776.7		5,363.5		4,335.3		6,317.1	45.7
Aromatics and derivatives		2,067.9		1905.9		1,390.6		1,403.1		1,949.0	38.9
Propylene and derivatives		748.9		924.8		514.4		562.5		776.1	38.0
Others		28.8		36.7		43.8		93.0		134.6	44.7

Total	Ps.	11,664.6	Ps.	11,421.6	Ps.	8,927.5	Ps.	7,564.9	Ps.	10,847.4	43.4

Note:	Numbers may not total due to rounding.
(1)	Excludes value added tax.
(2)	Figures have been restated to constant pesos as of December 31, 2003, by applying the inflation factors, as measured by the NCPI, from the respective year through December 31, 2003. For the three years ended December 31, 2003, the inflation factor is the average inflation rate for each of these years.
Source: Pemex BDI.

Private Sector Participation in Petrochemicals Sector

Pemex-Petrochemicals and Petróleos Mexicanos are the sole shareholders and own the following seven subsidiaries that hold the assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant:

•	Petroquímica Cosoleacaque, S.A. de C.V.;

•	Petroquímica Escolín, S.A. de C.V.;

•	Petroquímica Tula, S.A. de C.V.;

•	Petroquímica Camargo, S.A. de C.V.;

•	Petroquímica La Cangrejera, S.A. de C.V.;

•	Petroquímica Morelos, S.A. de C.V.; and

•	Petroquímica Pajaritos, S.A. de C.V.

On August 28, 2002, the Board of Directors of Petróleos Mexicanos approved the merger of the seven subsidiaries of Pemex-Petrochemicals into Pemex-Petrochemicals. The merger remains subject to the fulfillment of various legal requirements, including the resolution of certain tax issues by Pemex-Petrochemicals, and has not yet been completed. The Ministry of Energy also must obtain several approvals from the Mexican Government. Once these approvals are obtained, a final authorization from the Ministry of Finance will be required in order for the merger to be effected.

Back to Contents

International Trading

The PMI Group

The PMI Group includes PMI and the other PEMEX subsidiaries and affiliates that conduct international commercial activities for our products, except for natural gas, which is marketed directly by Pemex-Gas and Basic Petrochemicals. The PMI Group’s main objective is to assist in maximizing our profitability and optimizing our operations through the use of international trade, facilitating the link between the international markets and us and pursuing new business opportunities in marketing our products. The PMI Group manages the international sales of our crude oil and petroleum products and acquires in the international markets those petroleum products that we import to satisfy domestic demand. Sales and purchases of petroleum products (refined products, petrochemical products and liquefied petroleum gas) in the international markets are carried out through PMI Trading. PMI Trading also performs third-party trading, chartering and risk-management activities.

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,844 thousand barrels per day of crude oil in 2003, which constituted 55% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated:

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	434	28	398	25	317	18	245	14	216	12
Isthmus (API gravity of 32°-33°)	190	12	110	7	87	5	46	3	25	1
Maya (API gravity of 21°-22°)	920	59	1,086	68	1,331	76	1,395	82	1,590	86
Altamira (API gravity 15.0°-16.5°)	9	1	11	1	20	1	17	1	14	1

Total	1,554	100	1,604	100	1,755	100	1,702	100	1,844	100

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
Source: PMI operating statistics, which are based on information in bills of lading.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	$17.85	$29.00	$23.96	$24.87	$29.32
Isthmus	17.45	27.87	22.27	23.48	28.08
Maya	14.08	22.98	17.13	20.71	24.15
Altamira	12.94	19.67	12.75	19.41	22.81
Weighted average realized price	$15.55	$24.78	$18.57	$21.37	$24.80

Source: PMI operating statistics, which are based on information in bills of lading.

Back to Contents

Geographic Distribution of Export Sales

In 2003, 96.6% of PMI’s sales of our crude oil exports were to countries in the western hemisphere. As of December 31, 2003, PMI had 37 customers in 14 countries. Among these countries, the United States, Spain, the Netherlands Antilles, Canada and Japan have consistently been our largest customers.

The following table sets forth crude oil export sales by country.

Crude Oil Exports by Country

	Percentage of Exports
	1999	2000	2001	2002	2003
United States	75.4%	75.0%	75.3%	78.6%	78.0%
Spain	7.8	8.7	8.4	8.3	7.8
Netherlands Antilles	6.6	6.7	7.6	5.3	5.7
Japan	2.7	2.2	1.0	0.6	0.6
Canada	1.5	1.7	1.6	1.2	1.6
Others	6.0	5.7	6.1	6.1	6.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.
Source: PMI operating statistics, which are based on information in bills of lading.

Back to Contents

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports from January 1, 1999 through December 31, 2003. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	1999		2000		2001		2002		2003
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,196	77	1,230	77	1,349	77	1,357	80	1,467	80
Europe	177	11	185	12	184	10	218	13	176	10
Central and South America	134	9	149	9	179	10	117	7	137	7
Far East	42	3	40	2	37	2	10	1	63	3
Africa	5	0	—	—	6	1	—	—	1	0

Total	1,554	100	1,604	100	1,755	100	1,702	100	1,844	100

Olmeca (API gravity of 38°-39°)
United States and Canada	432	28	378	24	292	17	225	13	195	11
Others	2	—	19	1	25	1	20	1	21	1

Total	434	28	398	25	317	18	245	14	216	12

Isthmus (API gravity of 32°-33°)
United States and Canada	109	7	68	4	56	3	29	2	11	1
Others	81	5	41	3	31	2	17	1	14	1

Total	190	12	110	7	87	5	46	3	25	1

Maya (API gravity of 21°-22°)
United States and Canada	646	42	773	48	981	56	1,087	64	1,247	68
Others	274	18	313	20	350	20	308	18	342	19

Total	920	59	1,086	68	1,331	76	1,395	82	1,590	86

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	9	1	11	1	20	1	17	1	14	1
Others	—	—	—	—	—	—	—	—	—	—

Total	9	1	11	1	20	1	17	1	14	0.7

Notes:	Numbers may not total due to rounding.
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

PMI makes a significant percentage of its crude oil sales under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. PMI sells most of its remaining exports to the same customers that purchase under evergreen contracts, but PMI makes these sales pursuant to separate supply contracts, which apply the pricing formulas included in the evergreen contracts. For more detailed information regarding PEMEX’s sales of crude oil, see “PEMEX’s Customers and Receivables.” PMI generally sells crude oil on a Free On Board basis (at the shipping point). In practically all cases, PMI sells refined products on Free on Board and Cost and Freight bases and buys refined products on Delivery Ex-ship or Delivery at Frontier and Cost and Freight bases.

Back to Contents

PMI has entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI provides the purchasers with certain support mechanisms that will protect, under certain adverse market conditions, the investments that the purchasers undertake in accordance with the agreements. These agreements include:

•	an agreement with Port Arthur Coker Co., signed on March 10, 1998, to supply its Port Arthur, Texas refinery with approximately 165 thousand barrels per day of Maya crude oil for a period of eight years following project completion, which occurred in March 2001;

•	an agreement with Coastal Aruba Refining Company N.V. (which was assigned to Valero Energy Corporation on March 5, 2004 following its acquisition of Coastal Aruba Refining Company N.V.), signed on July 30, 1998, to supply its refinery in Aruba with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in May 2000;

•	an agreement with Exxon Company U.S.A. and Exxon Trading Company International, signed on September 25, 1998, to supply its Baytown, Texas refinery with approximately 65 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2002;

•	an agreement with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, signed on May 1, 1999, and an agreement with P.M.I. Norteamérica, S.A. de C.V., signed on the same date, to supply the Deer Park refinery joint venture with a total of approximately 50 thousand barrels per day of Maya crude oil for a period of seven years following project completion, which occurred in April 2001, and up to 200 thousand barrels per day thereafter;

•	an agreement with Marathon Ashland Supply LLC, signed on May 19, 1999, to supply its Garyville, Louisiana refinery with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2002;

•	an agreement with Valero Marketing and Supply Company and Valero Refining—Texas, L.P., signed on December 17, 2001, to supply their Texas City, Texas refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2004; and

•	an agreement with Chevron Products Company, a division of Chevron U.S.A. Inc., signed on March 6, 2002, to supply its Pascagoula, Mississippi refinery with approximately 130 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in April 2003.

These long-term Maya crude oil supply agreements further our strategy of supporting the export value of Maya crude oil in relation to the value of other grades of crude oil by creating incentives for refiners to invest in new high-conversion refineries, which will be capable of upgrading the relatively large proportion of residue produced from processing Maya crude oil in less-efficient refining complex configurations.

The Ministry of Energy has entered into certain agreements to reduce or increase exports of crude oil as discussed below in “—Trade Regulations and Export Agreements.”

Back to Contents

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2003.

Volume of Exports and Imports

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003 vs. 2002
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	434.4	397.5	317.4	244.8	215.6	(11.9)
Isthmus	190.1	109.7	86.8	45.8	24.9	(45.6)
Maya(1)	929.1	1,096.4	1,350.7	1,411.4	1,603.4	13.6

Total crude oil	1,553.6	1,603.6	1,754.9	1,702.1	1,843.9	8.3

Natural gas(2)	20.4	3.5	3.7	4.4	—	(100.0)
Refined products	149.7	112.5	102.5	155.9	178.9	14.7
Petrochemical products(3)	785.0	1,123.8	794.0	801.7	834.8	4.1

Imports
Natural gas(4)	146.3	231.4	292.2	592.5	756.9	27.7
Refined products	365.3	445.5	382.1	349.9	287.2	(17.9)
Petrochemical products(3)	214.9	444.4	280.3	295.3	532.4	80.3

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2003 may be adjusted to reflect the percentage of water in each shipment.
(1)	For 1999, 2000, 2001, 2002 and 2003, numbers include nine, eleven, twenty, seventeen and fourteen thousand barrels per day, respectively, of Altamira crude oil.
(2)	Fuel oil equivalent.
(3)	Thousands of metric tons.
(4)	Millions of cubic feet per day.
Source: PMI operating statistics, which are based on information in bills of lading.

Crude oil exports increased by 8.3% in 2003, from 1,702.1 thousand barrels per day in 2002 to 1,843.9 thousand barrels per day in 2003, partly as a result of increased demand caused by the two million barrel per day decrease in oil production in Venezuela due to the political crisis and strike by oil workers there. Natural gas imports increased by 27.7% in 2003, from 592.5 million cubic feet per day in 2002 to 756.9 million cubic feet per day in 2003, primarily due to increased demand in Mexico. Due to this increased domestic demand, no natural gas was exported in 2003. In 2003, exports of petrochemical products by volume increased by 4.1%, from 801.7 thousand metric tons in 2002 to 834.8 thousand metric tons in 2003, while imports of petrochemical products by volume increased by 80.3%, from 295.3 thousand metric tons in 2002 to 532.4 thousand metric tons in 2003. In 2003, exports of refined products by volume increased by 14.7%, from 155.9 thousand barrels per day in 2002 to 178.9 thousand barrels per day in 2003, while imports of refined products by volume decreased by 17.9%, from 349.9 thousand barrels per day in 2002 to 287.2 thousand barrels per day in 2003.

Back to Contents

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2003.

Value of Exports and Imports(1)

	Year ended December 31,
						2003
	1999	2000	2001	2002	2003	vs. 2002

	(in millions of nominal U.S. dollars)					(%)
Exports
Olmeca	$2,830.7	$4,219.9	$2,775.7	$2,222.8	$2,307.6	3.8
Isthmus	1,211.2	1,119.5	705.9	392.5	255.4	(34.9)
Maya(2)	4,774.3	9,206.8	8,414.1	10,660.6	14,128.8	32.5

Total crude oil(3)	$8,816.2	$14,546.2	$11,895.7	$13,275.9	$16,691.8	25.7

Natural gas	114.3	48.8	47.8	4.0	—	(100.0)
Refined products	899.6	1,167.8	896.5	1,288.1	1,743.4	35.3
Petrochemical products	133.3	280.3	145.2	145.3	186.0	28.0

Total products	$1,147.2	$1,496.9	$1,089.5	$1,437.8	$1,929.4	34.2

Total exports	$9,963.4	$16,043.1	$12,985.2	$14,713.7	$18,621.2	26.6

Imports
Natural gas	$132.2	$366.5	$423.8	$775.4	$1,526.2	96.8
Refined products	2,889.1	5,411.8	4,139.2	3,827.4	3,777.3	(1.3)
Petrochemical products	55.2	125.2	83.9	70.5	105.5	49.6

Total imports	$3,076.5	$5,903.5	$4,646.9	$4,673.2	$5,409.0	15.7

Net exports	$6,886.9	$10,139.6	$8,338.3	$10,040.5	$13,212.2	31.6

Note:	Numbers may not total due to rounding.
(1)	Does not include crude oil, refined products, petrochemicals and natural gas purchased by PMI Trading or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	For 1999, 2000, 2001, 2002 and 2003, numbers include nine, eleven, twenty, seventeen and fourteen thousand barrels per day, respectively, of Altamira crude oil.
(3)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
Sources: PMI operating statistics, which are based on information in bills of lading.

Imports of natural gas increased in value by 96.8% during 2003, as a result of increased domestic demand for natural gas and higher natural gas prices.

In 2003, we continued to be a net importer of refined products, although imports of refined products decreased in value by 1.3%, and exports of refined products increased in value by 35.3%. Our net imports of refined products for 2003 totaled U.S. $2,033.9 million, a 19.9% reduction in the refined products trade deficit of U.S. $2,539.3 million in 2002. During 2004, import volumes of refined products are likely to continue to fluctuate significantly as a result of the anticipated startup of new refining plants.

Back to Contents

The following table describes the composition of our imports and exports of selected refined products in 2001, 2002 and 2003.

Imports and Exports of Selected Refined Products

	Year Ended December 31,

	2001		2002		2003

	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Imports
Gasoline(1)	167.9	43.9	179.6	51.3	145.2	50.6
Fuel oil	85.7	22.4	19.0	5.4	20.3	7.1
Liquefied petroleum gas	99.8	26.1	101.6	29.0	85.2	29.7
Diesel	16.6	4.3	26.7	7.6	10.0	3.5
Others	12.1	3.2	23.0	6.6	26.5	9.2

Total	382.1	100.0%	349.9	100.0%	287.2	100.0%

Exports
Gasoline(1)	74.2	72.4	70.7	45.3	70.9	39.6
Diesel	8.4	8.2	5.5	3.5	2.5	1.4
Liquefied petroleum gas	3.1	3.0	0.4	0.2	0.3	0.2
Jet fuel	2.5	2.4	6.3	4.1	7.6	4.3
Fuel oil	1.7	1.7	25.7	16.5	23.6	13.2
Others	12.6	12.3	47.3	30.4	73.9	41.3

Total	102.5	100.0%	155.9	100.0%	178.9	100.0%

Notes:	tbpd = thousands of barrels per day.
Numbers may not total due to rounding.
(1)	Includes methyl terbutyl ether (MTBE) and pentanes.
Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

For the three years ended December 31, 2003, our imports and exports of selected petrochemicals were as follows:

Imports and Exports of Selected Petrochemicals

	Year Ended December 31,

	2001		2002		2003

	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Imports
Xylenes	3.4	1.2	5.0	1.7	2.0	0.4
Propylene	—	—	4.5	1.5	0.4	0.1
Ammonia	94.1	33.6	88.6	30.0	35.2	6.6
Others	182.7	65.2	197.2	66.8	494.8	92.9

Total	280.3	100.0%	295.3	100.0%	532.4	100.0%

Exports
Sulphur	498.4	62.8	411.8	51.4	552.6	66.2
Ammonia	20.1	2.5	123.2	15.4	0.1	0.0
Ethylene	123.6	15.6	98.3	12.3	94.0	11.3
Polyethylenes	45.3	5.7	50.1	6.3	34.3	4.1
Others	106.7	13.4	118.4	14.8	153.8	18.4

Total	794.0	100.0%	801.7	100.0%	834.8	100.0%

Notes:	tmt = thousands of metric tons.
Numbers may not total due to rounding.
Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

Back to Contents

Hedging Operations

PMI Trading engages in hedging operations to cover the variations in the purchase and sale prices for petroleum products. Its internal policies establish a limit on the maximum capital at risk. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include a risk comptroller responsible for ensuring compliance, an internal auditing department and a risk management committee. See “Item 11—Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Risk.”

Transportation and Distribution

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and the refineries and petrochemical plants with Mexico’s major cities. At the end of 2003, our pipeline network measured approximately 58,376 kilometers in length. Of the total network, approximately 9,951 kilometers of pipelines transport crude oil, approximately 10,904 kilometers transport petroleum products and petrochemicals, 15,933 kilometers transport natural gas, 1,857 kilometers transport liquefied petroleum gas, 1,324 kilometers transport basic petrochemicals and the remaining pipelines are crude oil and natural gas gathering pipelines. Ownership of the pipelines is distributed among our subsidiary entities according to the products they transport.

During 2003, we transported approximately 77.2 billion tons per kilometer of crude oil and petroleum products to be processed in the refining system and petroleum products to satisfy domestic demand, as compared to the 74.2 billion tons per kilometer carried in 2002. Of the total amount of tons per kilometer we transported in 2003, we carried 61.7% through pipelines, 34.9% by vessels and the remainder by train tank cars and tank trucks.

At the end of 2003, we owned nineteen refined product tankers and leased another eight. We also owned 77 major wholesale storage centers.

PEMEX Corporate Matters

In addition to the operating activities that we undertake through the activities of our subsidiary entities and subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.

Industrial Safety and Environmental Protection

Petróleos Mexicanos’ Corporate Division of Operations is responsible for planning, conducting and coordinating programs to:

•	foster a company culture of safety and environmental protection;

•	improve the safety of our workers and facilities;

•	reduce risks to the residents surrounding our facilities; and

•	protect the environment.

We intend to develop further the industrial safety and environmental programs for each subsidiary entity. The environmental and safety division of each subsidiary entity coordinates closely with the Corporate Division of Operations.

Back to Contents

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

We contract all of our insurance policies through Mexican insurance carriers. These policies have limits of U.S. $1.3 billion for onshore and offshore property, U.S. $300 million for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for protection and indemnification for marine-related liabilities and U.S. $500 million for civil liabilities. Since June 2003, we have stopped purchasing business interruption insurance that compensated us for loss of revenues because factors related to the nature and operation of our facilities, such as the ability of any of our six refineries to compensate for the loss of any one refinery and the separation of plants within the refineries, have rendered this type of coverage unnecessary in light of the available coverage and conditions from the international insurance and reinsurance markets. In replacement of this coverage, we have purchased business interruption mitigation insurance that compensates us only for the expenses that are necessary for us to recover our production capabilities in the least time possible.

Property, Plants and Equipment

General

Substantially all of our property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican waters in the Gulf of Mexico. The location, character, utilization, productive capacity and related environmental issues of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See “—Exploration and Production,” “—Refining,” “—Gas and Basic Petrochemicals,” “—Petrochemicals,” and “—Transportation and Distribution.”

Reserves

Under Mexican law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Petróleos Mexicanos and the subsidiary entities have the exclusive right to exploit those reserves under the Regulatory Law and related laws and regulations. Our estimates of Mexico’s hydrocarbon reserves are described in “—Exploration and Production—Reserves.”

GENERAL REGULATORY FRAMEWORK

The Mexican Government and its agencies closely regulate and supervise our operations. The Ministry of Energy monitors our activities and the Secretary of Energy acts as the chairman of the Board of Directors of Petróleos Mexicanos. The Ministry of Finance and Public Credit approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which the Mexican Congress must approve each year. The Mexican Government is not, however, directly liable for the financial obligations that we incur. The Ministry of the Environment and Natural Resources, in conjunction with other federal and state authorities, regulates our activities that affect the environment. The Secretaría de la Función Pública, which we refer to as SFP (formerly known as SECODAM), appoints the external auditors of Petróleos Mexicanos and the subsidiary entities.

The Auditoría Superior de la Federación (the Supreme Auditor of the Federation is an entity of the Mexican Congress, which we refer to as the ASF), reviews the Cuenta Pública (public account) of the various federal government entities on an annual basis, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances the observed issues are explained and clarified. The financial information provided to the ASF is prepared in accordance with Mexican Financial Reporting Standards applicable to Mexican public sector entities, which differ in several aspects from Mexican GAAP. As a result, our financial statements reflect different financial data than that included in the public account.

Back to Contents

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, we are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecology and Environmental Protection, which we refer to as the Environmental Law), the regulations issued thereunder and several technical environmental norms issued by the Ministry of the Environment and Natural Resources, which is the federal ministry in charge of supervising and regulating environmental matters relating to us. The Ministry of Health, the Ministry of Communications and Transportation, the Ministry of the Navy and the Ministry of Energy assist the Ministry of the Environment and Natural Resources in its functions. In addition, we are subject to the environmental laws and regulations issued by the governments of each of the states of Mexico where our facilities are located.

The Environmental Law and Regulations of the Ministry of the Environment and Natural Resources

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

In April 1997, the Ministry of the Environment and Natural Resources issued regulations governing the procedures for obtaining an environmental license, under which new industrial facilities can comply with all applicable environmental requirements by way of a single administrative procedure. Each environmental license integrates all of the different permits, licenses and authorizations related to environmental matters for a particular facility. Since these regulations went into effect, we have been required to obtain an environmental license for any new facility, while our facilities that existed prior to the effectiveness of these regulations are not subject to this obligation.

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

Back to Contents

PEMEX’s Internal Monitoring

We believe that we are currently in substantial compliance with current federal and state environmental laws as those laws have been historically interpreted and enforced. We maintain an organizational structure that permits us to implement and monitor our environmental program. The subsidiary entities have specialized departments, depending on the size and geographic distribution of their respective sites, that implement their own environmental programs, internal environmental audits and inspections of their sites and their immediate surroundings based on the standards of the Ministry of the Environment and Natural Resources. When these internal audits reveal deficiencies, the subsidiary entities take the necessary remedial actions to eliminate these deficiencies. If soil or bodies of water are contaminated at levels that exceed the levels stipulated in the applicable regulation, the remediation requirements derived from these internal audits and inspections are recorded in our financial statements as environmental liabilities when they are known and estimable.

Our Corporate Division of Operations has developed an integrated safety and environmental protection management system and is currently implementing strategies within PEMEX to create a company culture focused on improving industrial safety and environmental protection. This system is an administrative tool composed of diverse, interdependent and interrelated elements, focused on diagnosis, evaluation, implementation and continuing preventive improvements related to safety and environmental protection. The diagnosis and evaluation stages have been completed; the system is now in an advanced stage of implementation.

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

In addition to our internal monitoring structure for identifying affected areas, areas of noncompliance and improvement opportunities, our environmental program is subject to the review of the Procuraduría Federal de Protección al Ambiente (the Office of the Federal Attorney for Environmental Protection, which we refer to as PROFEPA). PROFEPA administers the Mexican environmental regulatory rubric and establishes acceptable standards of environmental remediation. Although PROFEPA has the authority to review and inspect remediation works performed by us and compliance with permitted contamination levels established by laws and regulations, it does not determine our environmental liabilities. We maintain proper records of all of the studies, estimations, performed works and any other information that PROFEPA may request from time to time.

Since 1993, we have participated in a voluntary environmental audit program with PROFEPA. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, we negotiate a corrective action plan with PROFEPA, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2003, with respect to Petróleos Mexicanos and the subsidiary entities, 432 environmental audits, which include the negotiation of a corrective action plan, had been concluded under the program with PROFEPA and all main facilities had been covered. As of December 31, 2003, corrective action plans for 345 audits had been implemented and all of these sites have received “clean industry” certifications from PROFEPA (some of which had to be recertified). With respect to the remaining 87 audits, the corrective action plans have been agreed upon and are being implemented.

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

Environmental Liabilities

At December 31, 2003, our estimated and accrued environmental liabilities totaled Ps. 1,926 million. Of this total, Ps. 1,023 million was attributable to Pemex-Exploration and Production, Ps. 717 million was attributable to Pemex-Refining, Ps. 164 million was attributable to Pemex-Gas and Basic Petrochemicals and Ps. 23 million was attributable to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following charts detail our environmental liabilities by subsidiary entity and operating region at December 31, 2003.

Back to Contents

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability

	(in hectares)		(in thousands of pesos)

Northern Region	297.76	Ps.	595,525
Southern Region	11.53		19,760
Southeast Marine Region	0.95		45,707

Total(1)	310.24	Ps.	660,992

(1)	During 2003, environmental remediation was completed on 40,684 hectares. There were 28,673 hectares of additional affected areas, including 10,817 hectares in the Northern region and 17,816 hectares in the Southern region, which were affected as a result of spills from pipelines.
Source: PEMEX.

	Holding Ponds Drainage

	Number of Holding Ponds		Estimated Liability

			(in thousands of pesos)

Northern Region(1)	606	Ps.	301,913
Southern Region	24		59,963

Total(2)	630		361,876

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	1,022,868

Note:	Numbers may not total due to rounding.
(1)	A total of 237 holding ponds were eliminated as liabilities for 2003. Of these, 20 did not require remediation because of a low concentration of contaminants, and the remaining 217 were incorporated into projects for drilling, maintenance and the repair of wells, which eliminated them as a liability. In the case of these 217 holding ponds, if they have not been restored by the end of the project, they will be reclassified as a liability.
(2)	In 2003, a total of 316 holding ponds were classified as new liabilities, and a total of 256 holding ponds were restored and were discharged as liabilities.
Source: PEMEX.

Pemex-Refining

	Estimated affected area		Estimated Liability

	(in hectares)		(in thousands of pesos)
Pipelines(1)	8.28	Ps.	62,898
Refineries (2)	182.31		225,366
Storage and Distribution Terminals (3)(4)	238.07		278,534
Other affected areas (5)	52.0		150,537

Total	480.66	Ps.	717,335

(1)	PROFEPA has approved the environmental remediation of five pipelines; accordingly, the remaining estimated liabilities associated with these pipelines are considered discharged.
(2)	All six of Pemex-Refining’s refineries have been audited. Affected areas totaling 802,440 hectares have been discharged as liabilities since 2002 as a result of new characterization studies of the refineries at Madero, Salamanca and Minatitlán, which indicated that the sites were in compliance with the limits established in the environmental regulations. These new characterization studies were based upon a modification in August 2002 by the environmental authorities of the maximum permissible limits (concentrations) for contamination of soils by hydrocarbons. These new limits were significantly higher than those that were used in the initial characterization studies. The new studies indicated that some of the soils in the refineries had hydrocarbon concentrations that were below the new maximum permissible limits and therefore the number of hectares affected by hydrocarbon contamination has been reduced.
(3)	All of Pemex-Refining’s storage and distribution terminals have been audited. Of the 26 terminals which required environmental remediation, the estimated affected area of 6 storage and distribution terminals has not yet been determined; however, the estimated liability includes the cost estimate for such areas based on available information. The property on which the storage terminal at Aguascalientes is located was donated to the government of the state of Aguascalientes and has therefore been eliminated as a liability.
(4)	The estimated value of the liability has been increased since 2002 based on recent information regarding the conditions at these sites.
(5)	Figure primarily represents an additional estimated liability of the Santa Alejandrina swamp in Minatitlán, Veracruz.
Source: PEMEX.

Back to Contents

Pemex-Gas and Basic Petrochemicals

	Estimated affected area		Estimated Liability

	(in hectares)		(in thousands of pesos)
Gas Complex Processors(1)	50.77	Ps.	152,690
Pipelines(2)	0.11		11,000

Total	50.88	Ps.	163,690

(1)	Seven gas complex processing plants and one gas processing plant have been audited and six complex gas processing plants were determined to require environmental remediation. The affected area at the gas complex processing plant of Nuevo Pemex has been eliminated, as a result of a characterization site study that demonstrated that the area was in compliance with the new limits established by environmental regulations.
(2)	Following a diagnosis and evaluation stage, new areas and resources have been determined to require remediation. The estimated costs of remediation activities have been modified to include the affected areas in the pipeline sector of Minatitlán.
Source: PEMEX.

Pemex-Petrochemicals

	Estimated affected area		Estimated Liability

	(in hectares)		(in thousands of pesos)
Petroquímica La Cangrejera, S.A. de C.V.	0.30	Ps.	1,344
Petroquímica Pajaritos, S.A. de C.V.	10.13		21,203

Total(1)	10.43	Ps.	22,547

(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.
Source: PEMEX.

Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-12 “Contingencies and Commitments” for Mexican GAAP purposes and with SFAS No. 5 “Accounting for Contingencies” for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gained during the remediation process. For a further discussion of our environmental liabilities, see Note 19 II c) to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such a magnitude as to materially affect our estimates of environmental liabilities.

At the end of 2003, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability.We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is a function of the annual budget assigned to us by the Mexican Congress.

Back to Contents

Environmental Projects and Expenditures

In 2003, we spent approximately Ps. 3,479 million in environmental projects and related expenditures, as compared to Ps. 3,179 million in 2002. For 2004, we have budgeted Ps. 2,240 million for expenditures on environmental projects. These environmental projects and expenditures are primarily directed to the modernization of installations, the implementation of systems and mechanisms to monitor and control atmospheric pollution, the acquisition of equipment to address the contingencies of hydrocarbon spills, the expansion of water effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulphur content. We are developing procedures to track the costs and expenses of our industrial safety measures and environmental compliance.

We do not believe that the cost of complying with environmental laws or environmental requirements related to the North American Free Trade Agreement (NAFTA) among the governments of Mexico, the United States and Canada or Mexico’s membership in the Organization for Economic Cooperation and Development, has caused or will cause a significant increase in our environmental expenditures.

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

During 2000, the Ministry of Energy of Mexico announced increases in crude oil exports by a total of 225 thousand barrels per day, in line with OPEC agreements to increase crude oil production that year. By contrast, in 2001, the Ministry of Energy announced reductions in crude oil export levels totaling 185 thousand barrels per day. Mexico agreed with other oil producing countries to reduce its oil exports in conjunction with production cuts by other oil producing countries in order to stabilize oil prices, which fell sharply in December 2000. During 2002, the Ministry of Energy announced a decrease in crude oil exports of 100 thousand barrels per day, to 1.66 million barrels per day, in line with OPEC announcements to reduce crude oil production levels that year.

In January 2003, as a result of increasing market demand, Mexico agreed to increase its crude oil exports by 100 thousand barrels per day to a level of 1.76 million barrels per day. In February 2003, in light of the loss of more than 2 million barrels per day of Venezuelan crude oil, Mexico announced an additional 120 thousand barrel per day increase in its crude oil export to a level of 1.88 million barrels per day. In September 2003, OPEC announced that it would cut crude oil production by 900 thousand barrels per day beginning November 1, 2003. Following this announcement, Mexico announced that it expected to maintain its crude oil exports at their present levels. In March 2004, OPEC announced that it would cut crude oil production by one million barrels per day beginning April 1, 2004. In June 2004, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning August 1, 2004. As of the date of this report, Mexico has not announced any revisions to its current levels of crude oil exports as a result of this latest announcement by OPEC.

For more information on these agreements and announcements, see “Item 5—Operating and Financial Review and Prospects—Sales Volumes and Prices—Export Agreements.”

NAFTA did not affect the exclusive rights of Mexico, through PEMEX, to explore and produce crude oil and natural gas in Mexico, and to refine crude oil and to produce basic petrochemicals in Mexico. In 2004, however, NAFTA has phased in lower tariffs on certain petroleum products, including petrochemicals, and certain materials and equipment that we import into Mexico, as well as lower tariffs on crude oil and petroleum products that we export to the United States and Canada. These lower tariffs on exports of non-basic petrochemicals from the United States and Canada to Mexico could, over time, increase competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on the products, materials and equipment that we import from and export to the United States and Canada will decrease our expenses and increase our income.

Back to Contents

TAXES AND DUTIES

General

We must pay a number of special hydrocarbon taxes and duties to the Mexican Government, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The rates at which the Mexican Congress assesses hydrocarbon taxes and duties may vary from year to year and are set after taking into consideration our operating budget, our capital expenditure program and our financing needs. The aggregate tax rate for all special hydrocarbon taxes and duties will not exceed 60.8% of the revenues of sales to third parties under the oil price set for the particular year.

If the indirect IEPS Tax that we collect is taken into account, we contributed approximately 35% of the Mexican Government’s revenues in 2003 and 30% in 2002.

The most important taxes and duties that we are required to pay and their applicable rates in 2004 are the following:

Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production pays this duty. A rate of 52.3% is applied to the net cash flow that results from deducting all cash expenditures (including operating expenses and capital expenditures) from the cash revenues generated by Pemex-Exploration and Production’s sales of goods and services.

Extraordinary Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production pays this duty, which is calculatedon the same basis as the Hydrocarbon Extraction Duty, using a tax rate of 25.5%.

Additional Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production pays this duty, which is calculated on the same basis as the Hydrocarbon Extraction Duty, using a tax rate of 1.1%.

Hydrocarbon Income Tax	Petróleos Mexicanos pays this direct tax on behalf of itself and its subsidiary entities. This tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and subsidiary entities are not subject. A tax rate of 35% is applied to net income (determined in accordance with the Income Tax Law) of each of Petróleos Mexicanos and the subsidiary entities, and may be determined on a consolidated basis.

IEPS Tax	The Special Tax on Production and Services (which we refer to as the IEPS Tax) is an indirect tax on domestic sales of gasoline and dieselthat Pemex-Refining collects on behalf of the Mexican Government. The IEPS Tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product to its customers (not including value added tax, the retailers’ margin and freight costs). Thus, the Mexican Government ensures that we retain an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collects the difference between the international prices and the prices at which these products are sold in Mexico.

Back to Contents

We make advance payments to the Mexican Government in respect of our Hydrocarbon Extraction Duties and IEPS Tax. These are credited against our liability under the foregoing duties and taxes. The sum of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax (which we refer to collectively as the Taxes and Duties) must equal the Hydrocarbon Duty. For 2004, the Hydrocarbon Duty is calculated by applying a rate of 60.8% to the sales revenues of Petróleos Mexicanos and subsidiary entities from the PMI Group and third parties, including the IEPS Tax generated by Pemex-Refining, but excluding the value added tax.

In the event that the sum of the Taxes and Duties is not equal to the Hydrocarbon Duty, the rates of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty and the Additional Hydrocarbon Extraction Duty will be adjusted to ensure that the sum of the Taxes and Duties equals the Hydrocarbon Duty.

Excess Gains Revenue Duty

The Excess Gains Revenue Duty was a duty payable to the Mexican Government in addition to the Hydrocarbon Duty when our crude oil export prices exceeded the per barrel threshold price established for that year. In 2003, we paid an Excess Gains Revenue Duty in an amount equal to 39.2% of those revenues in excess of the threshold price set for that year of U.S. $18.35 per barrel. Thus, in 2003, for every dollar exceeding the threshold price, we paid to the Mexican Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Excess Gains Revenue Duty so that all revenues above the threshold amount for that year were payable to the Mexican Government. However, for the amount up to the threshold price, we paid only the Hydrocarbon Duty. See also “Item 5—Operating and Financial Review and Prospects—General— IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes.” We paid this duty in 2001, 2002 and 2003 and do not expect to pay this duty again.

Duty for Exploration, Gas, Refining and Petrochemical Infrastructure

Beginning in 2004, instead of paying the Excess Gains Revenue Duty to the Mexican Government, we are obligated to pay a Duty for Exploration, Gas, Refining and Petrochemical Infrastructure, the proceeds of which will be dedicated for investment in infrastructure works for exploration, gas, refining and petrochemicals that will be carried out by us and our subsidiary entities. Like the prior Excess Gains Revenue Duty, this duty equals 39.2% of our revenues from crude oil export sales in excess of the threshold crude oil price set for that year (which in 2004 is U.S. $20.00 per barrel). Thus, for every dollar exceeding the threshold price, we must pay to the Mexican Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Duty for Exploration, Gas, Refining and Petrochemical Infrastructure so that all revenues above the threshold amount for that year are payable to the Mexican Government. However, for the amount up to the threshold price, we pay only the Hydrocarbon Duty.

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

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 35% for 1999 through 2002, 34% for 2003, 33% for 2004 and 32% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities — basically liabilities with Mexican residents excluding debts with financial institutions or their intermediaries). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company’s income tax liability may be credited against the company’s income tax liability in subsequent years.

Back to Contents

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies was Ps. 752 million in 2001, Ps. 674 million in 2002 and Ps. 715 million in 2003.

Future Fiscal Reform

Over the past few years, we have been discussing various proposals with the Mexican Government for reforming the Mexican federal tax regime applicable to us. The proposals have generally sought to change the current applicable tax law so that our fiscal burdens are similar to those of state-owned oil companies in other countries. In particular, we have presented alternative internal revenue strategies that allow the Mexican Government to recover income from hydrocarbon extraction while improving our ability to finance more efficiently the development of hydrocarbon reserves and investments in property, plant and equipment.

Nevertheless, the Mexican Government has not yet taken a position on this issue. Because only the Mexican Congress has the power to enact a change in federal tax law, and given the highly politicized nature of the federal legislative process, we cannot predict the extent or nature of future changes, if any, to the federal hydrocarbon tax laws applicable to us.

Back to Contents

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

Form of Government

The President is the chief of the executive branch of the Mexican Government. The current President of Mexico is Vicente Fox Quesada, whose term expires on November 30, 2006. The Constitution limits the President to one six-year term and does not allow reelection for any additional terms.

In the Congressional election held on July 6, 2003, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on June 2, 2000. The following table provides the current distribution of Congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies:

Party Representation in Congress
	Senate		Chamber of Deputies

	Seats	% of Total	Seats	% of Total

Institutional Revolutionary Party	60	46.9	224	44.8
National Action Party	46	35.9	151	30.2
Democratic Revolution Party	16	12.5	97	19.4
Ecological Green Party of Mexico	5	3.9	17	3.4
Independent	1	0.8	0	0.0
Labor Party	0	0.0	6	1.2
Convergence for Democracy	0	0.0	5	1.0

Total	128	100.0%	500	100.0%

Note: Totals may differ due to rounding.
Source: Cámara de Diputados H. Congreso de la Unión y Cámara de Senadores.

The Economy

National Development Program

On June 11, 2002, the Mexican Government announced the Programa Nacional de Financiamiento del Desarrollo 2002-2006 (National Development Financing Program 2002-2006, or PRONAFIDE 2002-2006). The goals of the PRONAFIDE 2002-2006 are to:

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

Back to Contents

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

Notwithstanding these initiatives, significant new investment in infrastructure, industrial and agricultural modernization, training and environmental protection will be required for continued growth and development. The Mexican economy is also likely to continue to be subject to the effects of adverse domestic and external factors such as declines in foreign direct and portfolio investment, high interest rates and low oil prices, which may lead to volatility in the foreign exchange and financial markets and may affect Mexico’s ability to service its foreign debt.

The PRONAFIDE 2002-2006 presents the medium-term strategy aimed at creating and strengthening domestic sources of financing within a stable macroeconomic environment and contemplates a medium-term fiscal stance that includes the following:

•	maintaining the public sector debt within sustainable levels;

•	reducing the Mexican Government’s absorption of domestic financial resources, limiting the crowding-out effect of fiscal policy to private investment in the medium term; and

•	strengthening the capacity of the Mexican Government to fulfill its social mandate.

The Role of the Government in the Economy; Privatization

On May 24, 2002, the Mexican Government completed its privatization of Aseguradora Hidalgo, S.A. (AHISA). The Comisión Intersecretarial de Desincorporación (CID) approved the sale of AHISA shares owned by the Mexican Government and by us to MetLife Inc. for Ps. 9,200 million.

On June 19, 2002, the Mexican Government and the Bank Savings Insurance Institute (IPAB), jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. (BBVA Bancomer) in the national and international markets. On July 3, 2002, the Mexican Government and IPAB sold additional shares pursuant to an over-allotment option. The Mexican Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired the shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The net proceeds to the Mexican Government as a result of the sale totaled Ps. 6.5 billion for the shares sold internationally, Ps. 574.2 million for the shares sold in Mexico and U.S. $11.2 million for the shares sold in the United States in the form of ADSs. The proceeds to IPAB as a result of the sale totaled Ps. 1,004.6 million for the shares sold internationally, Ps. 88.1 million for the shares sold in Mexico and U.S. $1.7 million for the ADSs sold in the United States. From November 2002 through January 2003, the Mexican Government and IPAB sold their remaining shares of BBVA Bancomer in the Mexican stock market for total net proceeds of Ps. 444.4 million for the Mexican Government and Ps. 68.2 million for IPAB.

On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank, as discussed under “—Public Finance—2002 Budget and Fiscal Results.”

Back to Contents

The Mexican Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term. A 1992 law currently allows private companies to generate electricity only for their own use or for sale to the Federal Electricity Commission (CFE). The executive branch of the Government presented a proposal to opposing political parties in August 2002 for a constitutional amendment and amendments to the laws and regulations establishing CFE to achieve this objective. Past legislative initiatives to allow greater private sector participation in this sector have not succeeded. The August 2002 proposal is still under discussion and it remains unclear whether a formal bill enacting these types of reforms will be passed by the Congress.

Gross Domestic Product

During 2002, Gross Domestic Product (GDP) increased by 0.7% in real terms, as compared to 2001. GDP decreased by 2.4% in real terms in the first quarter of 2002, increased by 1.9% in the second quarter, increased by 1.6% in the third quarter and increased by 1.9% in the fourth quarter, each as compared to the same period of 2001.

According to preliminary figures, GDP increased by 1.3% in real terms during 2003. With the exception of the manufacturing sector, which declined by 2.0%, all sectors of the economy grew in 2003, led by the financial services, insurance and real estate sector, which grew by 4.3% in real terms. The agriculture, livestock, fishing and forestry sector grew by 3.9%, the mining, petroleum and gas sector grew by 3.7%, construction increased by 3.4% and the transportation, storage and communications sector grew by 3.3%, each in real terms. The commerce, hotels and restaurants sector grew by 1.3%, the electricity, gas and water sector grew by 1.1% and the community, social and personal services sector grew by 0.5%, each in real terms.

According to preliminary figures, GDP grew by 3.7% in real terms during the first quarter of 2004, as compared with the same period of 2003. This growth was led by the transportation, storage and communications sector, which grew by 9.5% in real terms. The mining, petroleum and gas sector grew by 6.4%, construction increased by 4.9%, the agriculture, livestock, fishing and forestry sector grew by 4.6% and the financial services, insurance and real estate sector grew by 4.3%, each in real terms. The commerce, hotels and restaurants sector grew by 3.8%, the electricity gas and water sector grew by 1.4% and the community, social and personal services sector grew by 1.0%, each in real terms.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	1999	2000	2001(1)	2002(1)	2003(1)	First Quarter of 2004(1)(2)

GDP (constant 1993 prices)	3.7%	6.6%	(0.1)%	0.7%	1.3%	3.7%
Agriculture, livestock, fishing and forestry	3.6	0.6	3.5	(0.3)	3.9	4.6
Mining, petroleum and gas	(2.1)	3.8	1.5	(0.4)	3.7	6.4
Manufacturing	4.2	6.9	(3.8)	(0.7)	(2.0)	2.8
Construction	5.0	5.1	(5.7)	1.3	3.4	4.9
Electricity, gas and water	7.9	1.0	4.7	0.4	1.1	1.4
Transportation, storage and communications	7.8	9.6	3.8	1.9	3.3	9.5
Commerce, hotels and restaurants	3.1	12.4	(1.2)	0.0	1.3	3.8
Financial services, insurance and real estate	3.6	5.2	4.5	4.3	4.3	4.3
Community, social and personal services	2.1	2.9	(0.3)	0.5	0.5	1.0

(1)	Preliminary.
(2)	First quarter of 2004 results as compared to same period of 2003.
Source: National Institute of Statistics, Geography and Informatics.

Back to Contents

Prices and Wages

Inflation during 2002 (as measured by the change in the national consumer price index, or “NCPI”) was 5.7%, 1.3 percentage points higher than the official inflation target for the year. The increase in inflation in 2002 was attributable to several factors, including increases in residential electricity prices, domestic gas prices and fruit and vegetable prices. Inflation during 2003 was 4.0%, 1.7 percentage points lower than during 2002. The decrease in inflation in 2003 was attributable to the relative stability of residential electricity prices, domestic gas prices and fruit and vegetables prices in 2003 as compared to 2002. Inflation during the first six months of 2004 was 1.63%, 0.38 percentage points higher than during the same period of 2003.

Interest Rates

During 2002, interest rates on 28-day Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) averaged 7.1% and interest rates on 91-day Cetes averaged 7.4%, as compared with average rates on 28-day Cetes and 91-day Cetes of 11.3% and 12.2%, respectively, during 2001. Interest rates rose during the first quarter of 2002 due to expectations that inflation would rise as a result of the partial elimination of subsidies on electricity prices. Interest rates subsequently declined in 2002 following monetary policy interventions that reduced the risk of inflationary pressures.

During 2003, interest rates on 28-day Cetes averaged 6.2% and interest rates on 91-day Cetes averaged 6.5%, as compared with average rates on 28-day and 91-day Cetes of 7.1% and 7.4%, respectively, during 2002. Domestic interest rates were at historically low levels during 2003, largely due to reduced inflationary expectations and favorable conditions in the financial markets.

During the first six months of 2004, interest rates on 28-day Cetes averaged 6.0% and interest rates on 91-day Cetes averaged 6.2%, as compared with average rates on 28-day Cetes and 91-day Cetes of 7.5% and 7.6%, respectively, during the same period of 2003. On July 6, 2004, the 28-day Cetes rate was 6.69% and the 91-day Cetes rate was 7.08%.

Financial System

2003 Monetary Program

•	Mexico’s monetary program for 2003 had as its principal objective the achievement of an inflation rate not exceeding 3.0% by the end of 2003. Mexico’s monetary program for 2003 was made up of the following elements:

•	inflation objectives;

•	a framework for the implementation of monetary policy;

•	a reference guideline for the analysis of the economic situation and inflationary pressures; and

•	a plan for regular communications with the public regarding inflationary expectations and monetary policy.

Banco de México uses a “short” mechanism to induce the necessary changes in interest rates to achieve inflation objectives. Under the mechanism, Banco de México sets a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period will close and controls that amount by restricting the amount of credit it auctions to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance. When the predetermined amount is negative, or “short,” Banco de México exerts upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctions on that day. This mechanism allows Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets and to ensure that changes in the monetary base follow a path consistent with the assumed inflation rate.

Back to Contents

Using the 28-day mechanism then in place, the Board of Governors of Banco de México decided to increase the “short” on three occasions during 2003, from Ps. 475 million to Ps. 550 million on January 10, 2003, from Ps. 550 million to Ps. 625 million on February 7, 2003, and from Ps. 625 million to Ps. 700 million on March 28, 2003. These increases in the “short” were made in response to internal and external factors that threatened the achievement of the inflation target for 2003.

During 2003, the Ml money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 7.6% in real terms, as compared with 2002. In addition, checking account deposits denominated in pesos increased by 8.1% in real terms during 2003, as compared with 2002.

During 2003, financial savings increased by 8.7% in real terms, as compared with 2002. Savings generated by Mexican residents increased by 8.6% in real terms and savings generated by non-residents increased by 17.5% in real terms during 2003, each as compared with 2002.

At December 31, 2003, the monetary base totaled Ps. 303,614 million, a 15.0% nominal increase as compared to the level of Ps. 263,937 million at December 31, 2002.

2004 Monetary Program

Mexico’s monetary program for 2004 has as its principal objective the achievement of an inflation rate not exceeding 3.0% by the end of 2004. Mexico’s monetary program for 2004 is made up of the following elements:

•	inflation objectives;

•	a reference guideline for the analysis of the economic situation and the inflationary pressures;

•	a framework for the monetary instruments to be used by the Central Bank to reach its objectives; and

•	a plan for regular communications with the public that promotes transparency and the credibility of the monetary policy.

Using the new daily average balance mechanism, Banco de México has increased the “short” on three occasions during the first four months of 2004, from Ps. 25 million to Ps. 29 million on February 20, 2004, from Ps. 29 million to Ps. 33 million on March 12, 2004, and from Ps. 33 million to Ps. 37 million on April 27, 2004. These increases were made in response to internal and external factors that could have threatened the achievement of the 3.0% inflation target for 2004.

During the first five months of 2004, the Ml money supply increased by 10.0% in real terms, as compared with the same period of 2003. In addition, checking account deposits denominated in pesos increased by 10.2% in real terms during first five months of 2004, as compared with the same period of 2003.

During the first five months of 2004, financial savings increased by 7.0% in real terms, as compared with the same period of 2003. Savings generated by Mexican residents increased by 6.8% in real terms and savings generated by non-residents increased by 19.0% in real terms during the first five months of 2004, each as compared with the same period of 2003.

At July 8, 2004, the monetary base totaled Ps. 279.3 billion, an 8.0% nominal decrease from the level of Ps. 303.6 billion at December 31, 2003. Banco de México estimates that the monetary base will total approximately Ps. 338.1 billion at December 31, 2004.

Back to Contents

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

In December 1998, Congress approved legislation introducing a package of financial and banking reforms which supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law and NAFTA regulations discussed above. Under the 1998 reforms, all remaining restrictions on foreign ownership of the largest Mexican banks were removed. Foreign ownership was previously restricted in any Mexican bank whose net capital exceeded 6% of the aggregate net capital of all Mexican banks. In addition, the aggregate foreign shareholdings of Mexican-controlled banks was limited to 49% and no foreign shareholder was authorized to own, directly or indirectly, more than 5% of the equity of any Mexican bank (or 20%, with the approval of the Ministry of Finance and Public Credit). Those limits did not, however, apply to any foreign financial institution that acquired control (i.e., more than 51% of the common stock) of a smaller-sized Mexican bank (i.e., one whose net capital did not exceed 6% of the Mexican banking system’s aggregate net capital).

The Banking Law was amended on June 4, 2001 to:

•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members, and (3) requiring an audit committee of the board of directors;

•	improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services, and (3) setting a new framework for related operations; and

•	strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities, and (3) expanding the role of external auditors.

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

The weakening of the banking system prompted the Mexican Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced byBanco de Méxicoto facilitate the regulation of liquidity. Pursuant to these requirements, which took effect on March 11, 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México’s daily net extension of credit. In addition, effective January 1, 1997, Banking Circular 1343 issued by the National Banking and Securities Commission (CNBV) adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. GAAP.

Back to Contents

In response to the 1994-95 financial crisis, the Mexican Government took a number of additional steps to support the banking system, including broadening the scope for investment by foreign and domestic investors in the equity of Mexican financial institutions, enhancing the power of the CNBV to supervise and intervene in the activities of financial holding companies and creating a number of debtor support programs to restructure past-due loans caused by the crisis, then-rising interest rates and the ongoing recession. From 1994 to 1996, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group, Grupo Financiero Asemex Banpaís, S.A. de C.V. and its banking and insurance subsidiaries, Banco Capital, S.A. and Banco del Sureste, S.A.

In addition, the Government established the Temporary Capitalization Program (PROCAPTE), a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings (FOBAPROA) advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

Through FOBAPROA, the Mexican Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995, and were completely repaid by August 31, 1995. No such drawings were made after that date.

In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.

In 1998, the Mexican Government’s program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised system, FOBAPROA was replaced by the Bank Savings Insurance Institute, or IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms. IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits are being introduced gradually. By 2005, deposit insurance will be limited to 400,000 Unidades de Inversión (or UDIs, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. For July 10, 2004, one UDI was set at Ps. 3.413723.

The Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At March 31, 2004, IPAB’s debt totaled Ps. 833.3 billion.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells peso-denominated debt securities in Mexico. IPAB uses the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB’s securities are sold through auctions conducted by Banco de México. During 2000, IPAB conducted its first offering of these securities, placing Ps. 73,360 million of three- and five-year Savings Protection Bonds (BPAs) during that year. BPAs pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 74,600 million of these three- and five-year BPAs in the market in 2003, as compared to a total of Ps. 60,400 million in 2002.

In July 2002, IPAB conducted an offering of a type of peso-denominated Savings Protection Bonds (BPATs), placing Ps. 7,000 million of these five-year debt instruments in the Mexican market. These Savings Protection Bonds pay interest every 91 days at a rate (reset monthly) equal to the higher of the 91-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed an additional Ps. 11,750 million of these BPAT instruments in the Mexican market in the fourth quarter of 2002. In total, IPAB placed Ps. 77,400 million of these BPAT instruments in 2003 and Ps. 18,740 million of these BPAT instruments in 2002, in addition to the Ps. 60,400 million of three- and five-year BPAs placed in 2002 and the Ps. 74,600 million of BPAs placed in 2003 discussed above.

Back to Contents

In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. In May 2002, IPAB announced its intention to initiate a review of four banks that had transferred nonperforming loans to FOBAPROA following the 1994-1995 financial crisis, in order to determine whether all of the loans transferred by the banks were in fact eligible for transfer under the applicable guidelines. The four banks subsequently filed suit to challenge the reviews, which were suspended pending resolution of the suits by the applicable courts. On June 1, 2004, the Supreme Court exercised its right to elevate the status of these lawsuits to Supreme Court review, which is currently pending.

The Ministry of Finance and Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective on January 1, 2000. These rules, most of which were phased in by January 1, 2003, require Mexican commercial banks to:

•	gradually reduce to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital;

•	include all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;

•	gradually remove investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital, except where those investments result from the capitalization of restructured loans; and

•	remove from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and establish general loan loss reserves for these types of assets.

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

At December 31, 2003, calculated in accordance with the accounting criteria applicable to credit institutions since the beginning of 1998, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 31.1 billion, as compared with Ps. 45.0 billion at December 31, 2002. The total loan portfolio of the banking system decreased by 3.8% in real terms during 2003. The past-due loan ratio of commercial banks was 3.2% at December 31, 2003, as compared to 4.6% at December 31, 2002. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 52.0 billion at the end of December 2003, as compared with Ps. 58.4 billion at December 31, 2002. At this level, commercial banks had reserves covering 167.1% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

Back to Contents

At March 31, 2004, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 31.8 billion, as compared with Ps. 31.1 billion at December 31, 2003. The total loan portfolio of the banking system decreased by 2.3% in real terms during the first quarter of 2004. The past-due loan ratio of commercial banks was 3.2% at March 31, 2003, as compared to 3.2% at December 31, 2003. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 53.3 billion at March 2004, as compared with Ps. 52.0 billion at December 31, 2003. At this level, commercial banks had reserves covering 167.4% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

The Securities Market

The Mexican Stock Exchange is Mexico’s only stock exchange and is located in Mexico City. The Mexican Stock Exchange is organized as a corporation with shares owned by 29 brokerage firms, each of which is authorized to trade on the exchange floor. Both debt and equity securities are traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

Effective June 1, 2001, the Securities Market Law was amended to promote the securities market by making it more transparent, liquid and efficient and to include stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amendments require issuers of securities to appoint an audit committee of the board which will have full access to the issuer’s information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduce provisions that are intended to regulate the duties of board members and the legal responsibility of board members when acting in violation of such duties. The amendments also broaden the scope of insider trading provisions and introduce more severe penalties for insider trading violations.

The market capitalization of the Mexican Stock Exchange was U.S. $122.5 billion at the end of 2003, representing a 17.1% increase in dollar terms from its year-end 2002 level. The value of transactions on the Mexican Stock Exchange reached U.S. $31.6 billion in 2003, 16.6% less than in 2002. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 2.9% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 97.2% of transactions in 2003.

At December 31, 2003, the Stock Market Index stood at 8,795.28 points, representing a 43.5% increase from the level at December 31, 2002. At July 10, 2004, the Stock Market Index stood at 10,042.34 points, representing a 14.2% increase from the level at December 31, 2003.

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

Back to Contents

On June 13, 2003, a congressional decree was published amending the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions, the Securities Market Law, the Banking Law, the Insurance Companies Law, the Bond Companies Law and the General Law of Ancillary Credit Organizations and Activities. Among its provisions, the decree eliminates a prior non-recourse provision applicable to non-possessory pledges and collateral trusts in order to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to pay secured obligations. The decree also amends certain aspects of the collateral trust, including extending the period for which a trust may be created and changing certain aspects of the trustee’s role. Provisions of the Commerce Code governing judicial foreclosure proceedings of securities trusts are amended accordingly. Additionally, the new decree amends the Securities Market Law to redefine the provisions for creating and transferring the securities granted as collateral under a special pledge over securities deposited in an institution for deposit and clearance of securities.

External Sector of the Economy

Foreign Trade

During 2003, Mexico registered a trade deficit of U.S. $5,624 million, as compared with a trade deficit of U.S. $7,916 million for 2002. Merchandise exports increased by 2.6% during 2003, to U.S. $164,922 million, as compared with U.S. $160,762 million in 2002. Petroleum exports increased by 28.9% and non-petroleum exports decreased by 0.01% in 2003, each as compared with 2002. Exports of manufactured goods, which represented 85.6% of total merchandise exports, decreased by 0.7% during 2003 as compared with 2002.

Total imports were U.S. $170,546 million during 2003, a 1.1% increase as compared to 2002. Imports of intermediate goods increased by 1.8%, imports of capital goods decreased by 3.8% and imports of consumer goods increased by 1.6% during 2003, each as compared with 2002.

During the first five months of 2004, Mexico registered a trade deficit of U.S. $871 million, as compared to a trade deficit of U.S. $1,243 million in the same period of 2003. Merchandise exports increased by 12.6% during the first five months of 2004. During the first five months of 2004, petroleum exports increased by 16.7%, while non-petroleum exports increased by 12.1%, each as compared to the same period of 2003.

During the first five months of 2004, total imports grew by 11.9%, as compared to the same period of 2003. During the first five months of 2004, imports of intermediate goods increased by 13.2%, imports of capital goods increased by 4.6% and imports of consumer goods increased by 10.5%, each as compared to the same period of 2003.

Balance of International Payments

According to preliminary figures, during 2003, Mexico’s current account registered a deficit of U.S. $9,231 million, or 1.5% of GDP, U.S. $4,822 million less than the current account deficit registered in 2002. The capital account surplus for the same period totaled U.S. $l7,683 million, as compared with a surplus of U.S. $22,231 million in 2002. Net foreign investment in Mexico totaled U.S. $14,647 million in 2003, and was comprised of direct foreign investment totaling U.S. $10,783 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $3,864 million.

According to preliminary figures, during the first quarter of 2004, Mexico’s current account registered a deficit of 1.1% of GDP, or U.S. $1,866 million, 9.9% less than during the same period of 2003. The capital account surplus for the first quarter of 2004 totaled U.S. $4,119 million, 33.6% less than during the same period of 2003. Net foreign investment in Mexico totaled U.S. $9,825 million during the first quarter of 2004, and was comprised of direct foreign investment totaling U.S. $7,425 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $2,400 million.

Back to Contents

In August 1996, the Foreign Exchange Commission, comprised of members of the Ministry of Finance and Banco de México, announced a plan to increase Mexico’s reserves by conducting monthly auctions of options to sell U.S. dollars to Banco de México. The auctions took place among commercial banks, which could assign their rights arising therefrom. The auctions allowed Banco de México to accumulate international assets without creating distortions in the currency markets. Through this mechanism, Banco de México accumulated U.S. $12,177 million in reserves since the auctions were introduced in 1996. At May 11, 2001, the net international assets of Banco de México totaled U.S. $40,732 million, a level sufficiently high to justify the suspension of the accumulation by this mechanism. Accordingly, on May 18, 2001, the Foreign Exchange Commission decided to suspend until further notice the sale of options after the auction held June 29, 2001.

On March 20, 2003, the Foreign Exchange Commission announced that it had adopted a new mechanism to moderate the rate of accumulation of international reserves expected in 2003. Under the mechanism, Banco de México announced every quarter the total amount of dollars it would supply to the currency market in the following three-month period. The amount of dollars to be sold, which were sold exclusively to Mexican credit institutions, equaled 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

On March 12, 2004, the Foreign Exchange Commission announced that it would adjust the existing mechanism to moderate the rate of accumulation of international reserves that it had adopted on March 20, 2003 and that commenced on May 2, 2003. Under the adjusted mechanism, Banco de México will continue to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced will be divided into four equal portions to be sold in the following four quarters. The new mechanism commenced on May 3, 2004, and the amount of dollars to be auctioned during the quarter from May through July 2004 (U.S. $22.0 million) was based retroactively on the accumulation of net international reserves registered in the four quarters from April 16, 2003 through April 16, 2004. The total to be auctioned for the quarter from May through July 2004 is therefore equal to the sum of one-fourth of each of the total amounts announced for the quarters ended in July 2003, October 2003, January 2004 and April 2004. The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

At December 31, 2003, Mexico’s international reserves totaled U.S. $57.4 billion, an increase of U.S. $9.5 billion from the level at December 31, 2002. The net international assets of Banco de México totaled U.S. $59.l billion at December 31, 2003, an increase of U.S. $8.3 billion from the level at December 31, 2002.

At July 2, 2004, Mexico’s international reserves totaled U.S. $59.3 billion, an increase of U.S. $1.8 billion from the level at December 31, 2003. The net international assets of Banco de México totaled U.S. $60.5 billion at July 2, 2004, an increase of U.S. $1.5 billion from the level at December 31, 2003.

Direct Foreign Investment in Mexico

During 2003, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $9.7 billion. Total accumulated direct foreign investment in Mexico during the 1999-2003 period amounted to approximately U.S. $79.9 billion. Of the total direct foreign investment during 2003, 47.3% has been channeled to manufacturing industry, 18.9% to financial services, 15.8% to transportation and communications and 9.1% to commerce.

According to preliminary figures, during 2003, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $14.6 billion and comprised direct foreign investment of U.S. $10.8 billion and net portfolio investment (including securities placed abroad) of U.S. $3.9 billion. Net foreign investment in Mexico totaled U.S. $9.8 billion during the first quarter of 2004, and was comprised of direct foreign investment totaling U.S. $7.4 billion and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $2.4 billion.

Back to Contents

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

In February 1997, the Foreign Exchange Commission established a program enabling Banco de México to sell up to U.S. $200 million of dollars to Mexican commercial banks pursuant to an auction mechanism on any day in which the peso/dollar exchange rate applicable to the payment of obligations denominated in foreign currencies exceeded the corresponding rate on the preceding business day by more than 2%. This mechanism was adopted with the aim of moderating the volatility of the peso/dollar exchange rate, while maintaining the Mexican Government’s freely floating exchange rate regime. The only extraordinary intervention by Banco de México in the foreign currency market outside the auction mechanism took place on September 10, 1998, when Banco de México sold U.S. $200 million under the auction program and an additional U.S. $278 million through an extraordinary direct sale of dollars at market rates in an attempt to stabilize steep declines in the value of the peso.

The Foreign Exchange Commission resolved on May 18, 2001, as a result of the relative stability of the value of the peso, to suspend use of the auction mechanism for the contingent sale of dollars. The suspension took effect as of July 2, 2001.

The peso/dollar exchange rate closed at Ps. 11.2360 = U.S. $1.00 on December 31, 2003, a 9.0% depreciation in dollar terms as compared to the exchange rate at the end of 2002. During 2003, the average peso/U.S. dollar exchange rate was Ps. 10.7890 = U.S. $1.00, as compared to Ps. 9.6560 = U.S. $1.00 in 2002. The peso/U.S. dollar exchange rate announced by Banco de México on July 9, 2004 (to take effect on the second business day thereafter) was Ps. 11.5152 = U.S. $1.00.

Public Finance

Fiscal Policy

The rationalization of public expenditure and the augmentation of revenue have been important components of the Mexican Government’s economic stabilization strategy. The Mexican Government’s fiscal policy has had two fundamental objectives: to establish the macroeconomic foundation for sustained growth and to focus the Mexican Government’s resources on those sectors in which the Mexican Government can have the greatest impact in supporting social development and the competitiveness of the Mexican economy.

At present, the Mexican Government’s principal short-term fiscal policy objectives, in addition to countering inflation, are:

•	strengthening economic activity and exports;

•	maintaining an adequate surplus in the Mexican Government’s primary balance while incurring only a moderate public sector deficit;

•	continuing to promote fiscal federalism; and

•	increasing the efficiency and competitiveness of the economy and the effectiveness of the tax collection system.

Back to Contents

The Mexican Government’s principal fiscal policy objectives over the medium-term are:

•	significantly reducing the inflation rate to levels approximating those of Mexico’s major trading partners;

•	consolidating the process of sustainable economic growth;

•	promoting private sector savings;

•	continuing to modernize the economy; and

•	strengthening social policy through increased real spending on social development.

2003 Budget and Fiscal Results

In 2003, public sector budgetary revenues were less than public sector budgetary expenditures (excluding off-budget revenues and expenditures of the public sector) by approximately Ps. 44,032.1 million in nominal terms, or approximately Ps. 10,646.1 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 42.1% in real terms as compared to budgetary revenues for 2002. Within budgetary revenues, non-oil tax revenues increased by 4.3% in real terms, while oil related revenues grew at a real rate of 24.6%. Overall, public sector revenues were Ps. 126.2 million higher than the total projected in the Revenue Law for 2003. This result is mainly attributable to the significant increase in oil revenues.

The overall public sector balance registered a deficit of Ps. 41,737.2 million in nominal terms in 2003, or approximately Ps. 10,091.2 million in constant pesos with purchasing power at December 31, 1993, reflecting a decrease of 47.2% in real terms as compared to the public sector deficit for 2002. This public sector deficit includes a gross expenditures of Ps. 16,188 million related to the costs associated with the Programa de Separación Voluntaria (Voluntary Retirement Program, or PSV), which was implemented in late 2002 with the long-term goal of reducing the number of Government administrative personnel and which offers severance packages to certain persons who retire voluntarily. Excluding the gross expenditure related to the PSV, the public sector deficit for 2003 was Ps. 25,550 million, equivalent to 0.39% of estimated GDP for 2003 and Ps. 7,318 billion lower than the public sector deficit target approved by Congress for 2003. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 148,843.2 million in nominal terms in 2003, or approximately Ps. 35,987.2 million in constant pesos with purchasing power at December 31, 1993, 31.8% higher in real terms than the surplus recorded at the end of 2002.

2004 Budget and Fiscal Package

In December 2003, the Congress approved the Federal Annual Revenue Law for 2004 and the Federal Expenditure Decree for 2004 (as passed, together with the Federal Annual Revenue Law for 2004, the 2004 Budget). The 2004 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.3% of GDP for 2004.

The 2004 Budget is based upon an estimated weighted average price of Mexico’s oil exports of U.S. $20.00 per barrel and an estimated volume of oil exports of 1,959 thousand barrels per day.

Back to Contents

The results for 2002 and for 2003, the revised budget assumptions and targets for 2003 and the budget assumptions and targets for 2004 are set forth below:

2002 and 2003 Results;
2003 Revised Budget Assumptions and Targets;
2004 Budget Assumptions and Targets

	2002 Results		2003 Budget	2003 Results		2004 Budget
Real GDP growth (%)	0.7	(1)	3.0	1.3	(1)	3.1
Increase in the national consumer price index (%)	5.7		3.0	4.0		3.0
Average export price of Mexican oil mix (U.S. $/barrel)	21.61		18.35	24.79		20.00
Current account deficit as % of GDP	2.3	(1)	2.8	1.5	(1)	2.6
Average exchange rate (Ps./$1.00)	9.7		10.1	10.8		11.2
Average rate on 28-day Cetes (%)	7.1		7.5	6.2		6.5
Public sector balance as % of GDP	(1.2	)(1)	(0.5)	(0.7	)(1)	(0.3)
Primary balance as % of GDP	1.7	(1)	2.4	2.2	(1)	2.7

N/A =	Not available.
(1)	Preliminary.
Source: Ministry of Finance and Public Credit.

Under the 2004 Budget, the Government estimates that it will devote Ps. 289,975 million (17.6% of total budgetary programmable expenditures) to education and Ps. 304,408 million (18.4% of total budgetary programmable expenditures) to health and social security.

According to preliminary figures, during the first five months of 2004, the public sector overall balance registered a surplus of Ps. 81.8 billion, 26.6% higher in real terms than during the same period of 2003,and the primary balance registered a surplus of Ps. 164.9 billion, 6.1% higher in real terms than during the same period of 2003.

Public Debt

Internal Public Debt

Internal debt is presented herein on a “net” basis, and includes the internal debt of the Mexican Government and budget-controlled agencies, excluding Banco de México’s general account balance (which was positive at May 31, 2004, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). In addition, net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 2 to the table “Net Internal Public Debt” below. Internal debt does not include the debt of IPAB. See “—Financial System—Banking Supervision and Support.”

Over the last decade, the Mexican Government historically has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Mexican Government in 1999 offered for the first time 10-year UDI-denominated securities and guaranteed 30-year UDI-indexed bonds and subsequently began offering three-year, five-year, seven-year and ten-year fixed rate peso-denominated bonds.

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

Back to Contents

•	the development of long-term financial hedging products; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.

On October 28, 2003, the Mexican Government issued its first twenty-year fixed rate peso-denominated bonds, placing Ps. 1.0 billion of these instruments in the market. The Mexican Government expects to continue to offer these instruments on a regular basis, along with the shorter-term fixed rate peso-denominated bonds mentioned above, pursuant to a securities auction calendar published by the Mexican Government each quarter.

At December 31, 2003, the net internal debt of the Mexican Government totaled U.S. $82.5 billion, as compared with the U.S. $79.6 billion outstanding at December 31, 2002. At December 31, 2003, the gross internal debt of the Government totaled U.S. $90.1 billion, as compared to U.S. $88.0 billion at December 31, 2002.

At March 31, 2004, the net internal debt of the Mexican Government totaled U.S. $81.8 billion, as compared with the U.S. $82.5 billion outstanding at December 31, 2003. At March 31, 2004, the gross internal debt of the Government totaled U.S. $92.7 billion, as compared to U.S. $90.1 billion at December 31, 2003.

At May 31, 2004, the net internal debt of the Mexican Government was U.S. $76.7 billion and the gross internal debt of the Government totaled U.S. $93.6 billion.

The following table summarizes the net internal public debt of the Mexican Government and the budget-controlled agencies at each of the dates indicated.

Net Internal Public Debt

	December 31,					March 31,

	1999	2000	2001(1)	2002(1)	2003(1)	2004(1)

	(in billions of dollars)

Total net internal debt(2)	$47.7	$63.3	$75.6	$79.6	$82.5	$81.8
Mexican Government	47.7	63.3	75.6	79.6	82.5	81.8
Peso-denominated	47.7	63.3	75.6	79.6	82.5	81.8
Foreign currency-denominated (Tesobonos)(2)	0.0	0.0	0.0	0.0	0.0	0.0
Budget-controlled agencies	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Peso-denominated	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Foreign currency-denominated	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Note:	Totals may differ due to rounding.
N.A. =	Not available.
(1)	Preliminary.
(2)	Does not include Tesobonos sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately U.S. $12.0 billion at December 31, 1994. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.
Source: Ministry of Finance and Public Credit.

Back to Contents

External Public Debt

The total or gross external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector.

Outstanding gross external debt increased by approximately U.S. $0.2 billion during 2003, from U.S. $78.8 billion at December 31, 2002 to U.S. $79.0 billion at December 31, 2003. Of the total external debt at December 31, 2003, U.S. $77.3 billion represented long-term debt and U.S. $1.7 billion represented short-term debt.

Overall, total public debt (gross external debt plus net internal debt) at December 31, 2003 represented approximately 26.0% of nominal GDP, 1.0 percentage points higher than at the end of 2002.

Outstanding public sector gross external debt increased by approximately U.S. $1.9 billion during the first quarter of 2004, from U.S. $79.0 billion at December 31, 2003 to U.S. $80.9 billion at March 31, 2004. Of this amount, U.S. $77.2 billion represented long-term debt and U.S. $3.7 billion represented short-term debt.

At May 31, 2004, the total outstanding gross external debt of the Mexican public sector totaled U.S. $79.9 billion. Of this amount, U.S. $76.4 billion represented long-term debt and U.S. $3.5 billion represented short-term debt.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, budget-controlled agencies and administratively controlled agencies, and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund or the debt of IPAB. See “—Financial System—Banking Supervision and Support.” See footnote 1 to the table “Summary of External Public Debt” below.

Back to Contents

Summary of External Public Debt(1)
By Type

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget- Controlled Agencies	Other Long-Term Public Debt(2)	Total Long-Term Debt	Total Short-Term Debt	Total Long- and Short- Term Debt

	(in millions of dollars)
December 31,
1999	$52,738	$11,101	$24,158	$87,997	$4,293	$92,290
2000	46,065	10,853	23,386	80,304	3,754	84,058
2001	44,070	10,361	22,224	76,655	3,684	80,339
2002	43,554	10,630	21,845	76,029	2,789	78,818
2003	44,898	11,190	21,248	77,336	1,688	79,024
March 31, 2004	$46,464	$10,666	$20,070	$77,200	$3,682	$80,882

By Currency(3)

	December 31,										March 31,

	1999		2000		2001		2002		2003		2004

	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)

U.S. Dollars	75,853	82.2	71,065	84.0	69,933	87.0	69,804	88.6	70,520	89.0	72,191	89.3
Japanese Yen	7,124	7.7	5,878	7.0	4,708	5.9	3,849	4.9	4,012.7	5.1	3,683	4.6
Deutsche Marks	3,201	3.5	1,270	1.5	390	0.5	0	0.0	0	0.0	0	0.0
Pounds Sterling	743	0.8	144	0.2	140	0.2	156	0.2	173	0.2	1,098	1.4
French Francs	1,521	1.7	627	0.7	170	0.2	0	0.0	0	0.0	0	0.0
Swiss Francs	214	0.2	27	0.0	135	0.2	173	0.2	184	0.2	185	0.2
Others	3,634	3.9	5,588	6.6	4,863	6.0	4,836	6.1	4,385	5.5	3,725	4.5

Total	92,290	100.0	84,600	100.0	80,339	100.0	78,818	100.0	79,275	100.0	80,882	100.0

Note:	Totals may differ due to rounding.
(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2004), (b) external borrowings by the public sector after March 31, 2004, including approximately U.S. $2.4 billion in capital market financings and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
Source: Ministry of Finance and Public Credit.

Back to Contents

Subsequent to December 31, 2003:

•	Mexico issued U.S. $1,000,000,000 of its Floating Rate Notes due 2009 on January 6, 2004 and £500,000,000 of its 6.76% Notes due 2024 on February 6, 2004.

•	On April 21, 2004, Mexico issued approximately U.S. $815,000,000 of its 5.875% Global Notes due 2014 and U.S. $2,055,000,000 of its 7.500% Global Notes due 2033 in exchange for approximately U.S. $665,000,000 of its 8.125% Global Bonds due 2019, U.S. $465,000,000 of its 8.00% Global Notes due 2022, and U.S. $1,205,000,000 of its 11.50% Global Bonds due May 15, 2026.

Back to Contents

Item 5.      Operating and Financial Review and Prospects

General

We earn income from:

•	export sales, which consist primarily of sales of crude oil and refined products;

•	domestic sales, which consist of sales of natural gas, refined products (such as gasoline, diesel fuel and liquefied petroleum gas) and petrochemical products; and

•	other sources, including investment income.

Our operating expenses include:

•	costs of sales (which include labor expenses), costs of operating, maintaining and repairing plants and equipment, purchases of refined petroleum and other products, depreciation and amortization of fixed assets and, until December 31, 2003, costs of increasing the reserve for exploration and depletion of oil fields;

•	expenses for transportation and distribution of our products;

•	administrative expenses; and

•	interest expense.

Our income is affected by a number of factors, including:

•	changes in international prices of crude oil and refined petroleum products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

•	the type and volume of crude oil produced and exported;

•	the type and volume of natural gas produced and sold;

•	the results of development and exploration activities;

•	the amount of taxes and duties that the Mexican Government imposes on us;

•	Mexican inflation;

•	fluctuations in the peso-U.S. dollar exchange rate; and

•	Mexican and global economic conditions, including the levels of international interest rates.

Overview

Our consolidated financial statements included herein are presented in constant pesos, so all financial information is restated in constant pesos as of December 31, 2003. Unless otherwise indicated, all amounts included in “Item 5–Operating and Financial Review and Prospects” are presented in constant pesos as of December 31, 2003.

Back to Contents

We have reported losses in recent years and this trend continued in 2003 as we reported a loss of Ps. 40.6 billion. As described above, our loss is affected by a number of factors. Of principal importance in 2003, we remained subject to the heavy tax burden imposed on us by the Mexican Government. Approximately 64.6% of the sales revenues of Petróleos Mexicanos and the subsidiary entities were used to pay taxes to the Mexican Government. The rate at which we were taxed in 2003 did not change significantly from prior years; however, in addition to the payment of these taxes and duties, our comprehensive financing cost increased, principally as a result of foreign exchange losses caused by the depreciation of the peso against the dollar. In addition, our costs and operating expenses increased due to an increase in import purchases, primarily of natural gas, and an increase in depreciation expenses. The negative effects on our income of these factors were partially offset by an increase in total revenues due to increased prices and higher sales volumes of our principal products, particularly crude oil, which accounts for a substantial percentage of our total sales.

To reduce our losses in the future, we are undertaking a number of initiatives to increase our efficiency by introducing measures to reduce costs and expenses and increase our profitability. Moreover, beginning in 2004, instead of paying the Excess Gains Revenue Duty, we are obligated to pay to the Mexican Government a Duty for Exploration, Gas, Refining and Petrochemical Infrastructure, the proceeds of which will be dedicated for investment in infrastructure works for exploration, gas, refining and petrochemicals that will be carried out by us. The mechanics for the reimbursement of this duty are still in the process of definition. See “Item 4–Information on the Company–Taxes and Duties–Exploration, Gas, Refining and Petrochemical Infrastructure Duty.” The enactment of additional changes to our tax regime and the implementation of measures to increase our profitability would enhance our financial performance. However, only the Mexican Congress has the power to enact further changes in federal tax law, and we cannot predict the extent or nature of future changes, if any, to the federal hydrocarbon tax laws applicable to us. We have increased our capital expenditures, particularly in the area of exploration and production. In nominal peso terms, we increased our capital investment in this area by 40.3% in 2003, as compared to 2002. Our principal objectives for this upstream investment are to increase and improve the quality of Mexico’s reserves and enhance the recovery ratio. Our increased production goals for 2004 include producing, on average, 3.5% more crude oil and 4.7% more natural gas as compared to 2003.

Critical Accounting Policies

Our significant accounting policies are more fully described in Notes 2 and 19 to our consolidated financial statements included herein. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view of trends in the oil and gas industry, both internationally and within Mexico, economic factors in Mexico and information from outside sources. We believe the following critical accounting policies, among others, affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance. Unless otherwise stated, the following critical accounting policies apply for both Mexican and U.S. GAAP purposes.

Exploration and Drilling Costs

Until December 31, 2003, under Mexican GAAP, we annually determined a budgeted exploration and drilling cost per barrel based upon internal engineering studies. To determine the cost per barrel, we took into consideration the budgeted exploration and drilling costs, the estimated annual production of oil and gas and the estimated percentage of non-successful wells. The resulting per barrel amount was charged as cost of sales in our consolidated statement of income against the equity reserve established for exploration and drilling costs. Changes in the budgeted exploration and drilling cost per barrel would have affected our recorded cost of sales expense. Under U.S. GAAP, the budgeted exploration and drilling cost recognized as part of the equity reserve was reversed and the successful efforts method of accounting was applied.

Back to Contents

Successful Efforts Method of Oil and Gas Accounting

We apply the successful efforts method of oil and gas accounting. This accounting principle requires that capitalized costs for producing properties be amortized on the basis of crude oil and natural gas reserve quantities. Our reserve estimates are determined in accordance with earth science and petroleum engineering principles and practices in accordance with Rule 4-10 of Regulation S-X of the Securities Act and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance, oil field technology and audits by independent engineers.

Downward revision in our reserve estimates can result in either: (a) higher depreciation and depletion expense per barrel in future periods, (b) an immediate write-down of the asset’s book value in accordance with accounting rules for the impairment of properties, or (c) changes in our accrual of the asset retirement obligation. An impairment of oil- and gas-producing fixed assets would result if the downward revisions were so significant that the estimated future cash flows from the remaining reserves in the field were insufficient to recover the unamortized capitalized costs. Conversely, if the oil and gas reserve quantities were revised upward, our per-barrel depreciation and depletion expense would be lower.

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

Environmental Remediation, Asset Retirement Obligations

We also make judgments and estimates in recording liabilities for environmental cleanup and asset retirement obligations. Estimated liabilities for environmental remediation and asset retirement obligations are subject to change because of matters such as changes in laws, regulations and their interpretation, the determination of additional information on the extent and nature of site contamination, the determination of additional works which need to be undertaken, improvements in technology, the nature and timing of expenditure, foreign currency exchange rates to the extent that some of these costs are incurred in U.S. dollars, and changes in discount rates. In addition, with respect to offshore properties, our historical dismantlement and plugging experiences have been very limited, and therefore, our estimates of the expected cost or salvage value may vary from what will actually be incurred for many of these long-term properties when these activities are ultimately undertaken.

While we believe that our environmental remediation and asset retirement obligation provisions are adequate and that the interpretations applied of existing law are appropriate, the amounts estimated for the future liabilities, which are based on discounted cash flows, may differ materially from the costs that will actually be incurred to remediate our properties. If we determine that an insufficient environmental remediation or asset retirement obligation provision has been created, earnings will be adjusted as appropriate in the period that the determination is made.

Employee Benefit Plans

We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations specified by Mexican and U.S. GAAP, respectively, which include various actuarial assumptions, such as real discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by Mexican and U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. We believe that the assumptions utilized in recording our obligations under our plans, which are presented in Notes 11 and 19 II e) and f) to our consolidated financial statements included herein, are reasonable based on our experience and advice from our independent actuaries.

Back to Contents

Financial Instruments

Under Mexican GAAP, we apply Bulletin C-2, “Financial Instruments” (which we refer to as Bulletin C-2), which provides for the definition of financial instruments, including derivative financial instruments and requires that all financial instruments, with the exception of “held to maturity” investments and certain derivative instruments that qualify as hedges, to be recorded at fair value with the fair value adjustment recognized in earnings. Held to maturity investments are recorded at amortized cost subject to an impairment review. See “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards,” for a discussion of the recently issued Bulletin C-10, “Derivative Financial Instruments and Hedge Operations.”

We apply SFAS No. 133 for U.S. GAAP purposes, and in accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect transition after tax decrease in net loss of Ps. 4,350.3 million to recognize the fair value of our derivatives and embedded derivatives at the date of adoption.

Quoted market prices for certain derivatives used by us are not readily available. We have calculated the fair value of these derivatives using common market valuation methods and value-influencing market data at the relevant respective balance sheet dates.

The use of valuation models requires us to make assumptions and estimates regarding the volatility of derivative contracts at the balance sheet dates, and actual results could differ significantly due to fluctuations in value-influencing market data. The valuation models for our interest rate and currency derivatives are based on calculations and valuations using a group-wide financial reporting system, which provides consistent market data and valuation algorithms throughout our organization. The algorithms used to obtain valuations are those which are commonly used in the financial markets. In certain cases, the calculated fair value of derivatives is compared with results which are produced by other market participants, including banks, as well as those available through other internally available systems. The valuations of commodity instruments are also made utilizing common valuation techniques.

Through internal guidelines (i.e., group-wide financial guidelines), we ensure that the derivatives used for risk management purposes are only utilized to hedge booked, contracted or planned underlying transactions. We calculate and assess market risks in accordance with the policies outlined in “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

Contracts providing for physical delivery in Mexico are currently accounted for as contracts with no derivative components, because no sufficient natural gas market mechanism or spot market exists in Mexico so as to allow us to classify gas as readily convertible to cash. In the future, it is possible that a sufficient market mechanism or spot market for natural gas could emerge resulting in a need to reassess the Mexican contracts for derivatives under SFAS No. 133. If any such reassessment resulted in contracts being accounted for as derivatives under SFAS No. 133, the impact on future operating results could be significant.

Impairment of Long-Lived Assets

In addition to our oil and gas assets that could become impaired under the application of successful efforts accounting, other long-lived assets could become impaired and require write-down if circumstances warrant. Conditions that could cause our assets to become impaired include lower-than-forecasted commodity sales prices, changes in our business plans and plant modernizations, or a significant adverse change in the national or international business climate. The amount of an impairment charge would be based on estimates of an asset’s fair value compared with its book value. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding project commodity sales prices, production and overhead costs and foreign currency exchange rates and inflation could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets.

Back to Contents

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

The following table sets forth the weighted average price per barrel of crude oil that PMI received from exports to international customers and the average price of its benchmark, West Texas Intermediate crude oil, for the years indicated. Note that the average prices of West Texas Intermediate crude oil are higher than the average prices of crude oil that we export. This is primarily due to the higher cost of refining sour crude oils, which make up a majority of our exports. See “Item 4—Information on the Company—Business Overview—Exploration and Production—Crude Oil Sales.”

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in dollars per barrel)
West Texas Intermediate crude oil average price	$19.25	$30.97	$25.93	$26.16	$31.11
PEMEX crude oil weighted average export price	15.55	24.78	18.57	21.37	24.80

Note:	The numbers in this table are average prices for the full year. Spot prices at year end are different. On July 12, 2004 the spot price for West Texas Intermediate crude oil was U.S. $39.41 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $30.50 per barrel.
Sources:	PMI operating statistics, which are based on information in bills of lading, and Platt’s U.S. Market Scan (McGraw-Hill Company).

Domestic Prices

Committees composed of officials of Petróleos Mexicanos and the subsidiary entities and representatives of various governmental agencies including, among others, the Ministry of Finance and Public Credit, the Ministry of Energy, SFP and the Ministry of Economy set the formulas that we use to determine prices for crude oil and petroleum products sold in the domestic market. Petróleos Mexicanos and the subsidiary entities, together with the Mexican Government, pursue a policy that keeps domestic wholesale prices generally in line with international prices. We determine wholesale prices by reference to international prices, but make adjustments to reflect opportunity costs, transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is comprised of the wholesale price plus the value added tax, the retailer’s margin and freight costs. The Ministry of Finance and Public Credit determines retail prices of gasoline and diesel before the beginning of each fiscal year in conjunction with the preparation of the Mexican Government’s budget for that year. The Ministry of Finance and Public Credit also adjusts gasoline and diesel prices so that they are consistent with the Mexican Government’s macroeconomic targets.

Back to Contents

Our retail prices for gasoline and diesel reflect the addition of the IEPS Tax as described below, as well as the value added tax. We charge the IEPS Tax only on gasoline and diesel. See “—IEPS Tax, Excess Gains Duty and Other Taxes” below, for a further discussion of the IEPS Tax. For financial statement purposes, the IEPS Tax is presented as part of net domestic sales and then deducted after “Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards.”

Natural gas prices for domestic sale are calculated according to the Energy Regulatory Commission directives published on March 20, 1996. These prices reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	1999		2000		2001		2002		2003

	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.
Oil Products
Unleaded regular gasoline(1)	$75.57	$45.58	$84.89	$60.83	$92.91	$56.69	$94.70	$53.92	$87.79	$60.94
Premium gasoline(1)	83.38	53.45	94.36	68.07	104.29	64.53	106.32	61.68	98.55	68.78
Jet fuel(2)	22.41	20.95	37.44	35.69	32.47	30.32	30.11	28.96	36.30	34.87
Kerosene(3)	62.59	22.61	70.34	37.64	77.05	32.44	78.50	30.23	72.80	36.72
Natural Gas(4)
Industrial	2.18	3.11	3.65	4.45	4.20	5.03	3.15	3.99	5.31	5.80
Residential	4.65	6.91	6.27	8.44	6.48	9.26	5.65	8.45	7.62	11.70

Selected Petrochemicals
Ammonia(5)	95.37	111.73	153.84	173.93	157.41	160.55	133.74	127.47	237.03	205.36
Polyethylene L.D.(6)	915.04	1,099.75	1,034.70	1,298.66	877.90	1,059.74	735.36	1,013.47	925.56	1,286.82
Polyethylene H.D.(7)	830.67	992.31	1,082.79	1,183.66	961.44	1,004.63	699.51	947.90	813.49	1,187.97
Styrene(8)	590.12	586.34	916.42	888.92	641.56	690.15	757.67	701.30	885.89	873.94

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices for Houston, Texas.
Sources:Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).
(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).
Sources: Pemex-Refining and Platt’s U.S. Market Scan (McGraw-Hill Company).
(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude them.
Sources: Pemex-Refining and Petroleum Marketing Monthly published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).
(4)	In U.S. dollars per thousand cubic feet. Prices exclude taxes. Prices are for Mexico City and surrounding areas. Industrial prices correspond to nomination of additional volumes under contract with notification to the supplier. Residential prices reflect the specific cost of transportation and distribution in that area. U.S. prices are national average industrial prices and Texas residential prices.
Sources: Pemex-Gas and Basic Petrochemicals and Petroleum Marketing Monthly published by the Energy Information Administration (DOE)
(5)	In U.S. dollars per ton. Prices exclude taxes. Mexico prices to contract users at Cosoleacaque Petrochemical Plant. U.S. spot prices in Tampa, Florida.
Sources: Pemex-Petrochemicals, Fertecon Weekly Ammonia Fax (Fertecon Limited) and Fertilizer Market Bulletin (FMB Consultants Ltd.).
(6)	In U.S. dollars per ton. LPDE film quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are domestic contract average.
Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).
(7)	In U.S. dollars per ton. Block molding quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are domestic contract average.
Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).
(8)	In U.S. dollars per ton. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are average of contract and spot prices.
Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).

Back to Contents

IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded each of the past three years.

		Year ended December 31,

		2001		2002		2003

		(in millions of constant pesos as of December 31, 2003)
Hydrocarbon extractions duties and other taxes	Ps.	189,000	Ps.	191,529	Ps.	288,366
IEPS Tax		106,931		122,437		94,076

Total	Ps.	295,931	Ps.	313,966	Ps.	382,442

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties” above.
Source: PEMEX’s financial statements.

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

For automotive fuels, the IEPS Tax is equal to the retail price at which Pemex-Refining sells gasoline and automotive diesel to retailers less Pemex-Refining’s wholesale price, value added tax and distribution costs.

In addition to the IEPS Tax, we are subject to a number of other federal taxes and duties. In 2003, the sum of these taxes and duties totaled Ps. 382,442 million, including the IEPS Tax, and in 2004 the sum of these taxes and duties is expected to total approximately 60.8% of the sales revenues of Petróleos Mexicanos and the subsidiary entities from sales to the PMI Group and to third parties. In addition to these taxes and duties, we were subject to an additional 39.2% excess gains revenue duty, which applies to the portion of proceeds of our crude oil exports that are attributable to sales at prices in excess of a specific threshold price per barrel set by the Mexican Government. In 2003, this price was U.S. $18.35 per barrel. Beginning in 2004, the excess gains revenue duty has been replaced by the duty for exploration, gas, refining and petrochemical infrastructure. The effect of the duty for exploration, gas, refining and petrochemical infrastructure, when combined with the regular duty rate, is that the Mexican Government, not PEMEX, realizes all of the benefits of increases in crude oil prices over the threshold, which is U.S. $20.00 per barrel in 2004. See also “Item 4—Information on the Company—Taxes and Duties—Exploration, Gas, Refining and Petrochemical Infrastructure Duty.”

Hydrocarbon taxes and duties affect our income because they are recorded as expenses. However, the IEPS Tax and the value added tax are indirect taxes that do not have an impact on our income because they are pass-through taxes that we collect from consumers and transfer to the Mexican Government.

Back to Contents

Relation to the Mexican Government

Mexico is the sole owner of Petróleos Mexicanos and the subsidiary entities and the Mexican Government closely regulates and supervises our operations. Mexican Government ministers control key executive decisions at PEMEX. The Secretary of the Ministry of Energy of Mexico is the Chairman of the Board of Directors of Petróleos Mexicanos. SFP appoints Petróleos Mexicanos and the subsidiary entities’ external auditors.

The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Mexican Congress for its approval. The Mexican Congress also designates certain of our largest capital expenditures as PIDIREGAS. See “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, and turbulence in international financial markets, caused inflation to increase to 52.0% in 1995, decrease to 27.7% in 1996 and 15.7% in 1997 and increase to 18.6% in 1998. The annual inflation rate decreased to 12.3% in 1999, 9.0% in 2000 and 4.4% in 2001, increased to 5.7% in 2002 and decreased to 4.0% in 2003.

Mexican inflation has affected our consolidated financial statements in the following ways:

•	Each year, we adjust the value of certain of our fixed assets, materials and spare parts on our balance sheet to reflect the effects of inflation. This revaluation will increase our assets in periods of high inflation. When we revalue fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges will increase, reducing our income. The higher carrying value further exposes us to subsequent impairment charges. Through 2002, we revalued our fixed assets based on a hybrid of NCPI and specific-index items as determined by independent appraisers. The specific-index method takes into account usage, obsolescence, specific costs of operation and the remaining productive life of the revalued assets. Beginning in 2003, we revalue all of our fixed assets using the NCPI. See Note 2 h) to our consolidated financial statements included herein.

•	Mexican GAAP requires that financial statements recognize the effects of inflation in accordance with Bulletin B-10. A component of inflation accounting which is not reflected in historical based accounting is the recognition of a gain or loss on monetary position, which is included in the income statement as a component of comprehensive financing cost. The gain or loss on monetary position captures the impact of purchasing power fluctuations on monetary assets and liabilities. To the extent that we have a net monetary liability position, the income statement will reflect a monetary gain as measured by the change in the NCPI. To the extent that we have a net monetary asset position, the income statement will reflect a monetary loss as measured by the change in the NCPI.

Consolidation

The financial statements, which are prepared in accordance with Mexican GAAP, consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiaries, however, are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 2 c) to our consolidated financial statements included herein. For U.S. GAAP purposes, beginning in 2001, we began consolidating the results and financial condition of Pemex Finance, Ltd. For U.S. and Mexican GAAP purposes, beginning in 2003, we began consolidating the results and financial position of Fideicomiso F/163 and RepCon Lux S.A.

Back to Contents

Export Agreements

In response to continuing weak crude oil prices in international markets, on March 23, 1999, OPEC and some non-OPEC members, including Mexico, Norway, Russia and Oman, ratified an agreement reached on March 12, 1999, to cut world crude oil production by a total of 2.1 million barrels per day. Under this agreement, Mexico agreed to cut its crude oil exports by an additional 125 thousand barrels per day beginning on April 1, 1999. These crude oil agreements were set to expire on March 31, 2000.

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

Following OPEC’s announcement in January 2001 that it would reduce crude oil production by 1.5 million barrels per day, Mexico announced it would decrease its crude oil exports by 75 thousand barrels per day, beginning on February 1, 2001. Following a March 2001 announcement by OPEC of an additional 1.0 million barrel per day reduction in crude oil production, on March 25, 2001, Mexico announced a further reduction in crude oil exports of 40 thousand barrels per day, beginning on April 1, 2001. On July 24, 2001, Mexico announced that it would reduce its crude oil exports by an additional 70 thousand barrels per day, beginning on September 1, 2001.

Following OPEC’s announcement that it would reduce crude oil production by 1.5 million barrels a day, on January 2, 2002, Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months beginning on January 1, 2002. Mexico maintained that level of exports throughout 2002.

In January 2003, as a result of increasing market demand, Mexico agreed to increase its crude oil exports by 100 thousand barrels per day to a level of 1.76 million barrels per day. In February 2003, in light of the loss of more than 2 million barrels per day of Venezuelan crude oil, Mexico announced a further 120 thousand barrel per day increase in its crude oil export to a level of 1.88 million barrels per day. In September 2003, OPEC announced that it would cut crude oil production by 900 thousand barrels per day beginning November 1, 2003. Following this announcement, Mexico announced that it expected to maintain its crude oil exports at their present levels. In March 2004, OPEC announced that it would cut crude oil production by one million barrels per day beginning April 1, 2004. In June 2004, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning August 1, 2004. As of the date of this report, Mexico has not announced any revisions to its current levels of crude oil exports as a result of this latest announcement by OPEC.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies — For the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Sales

Total sales, net of the IEPS Tax, were Ps. 531.4 billion in 2003, an increase of 35.4% from total sales in 2002, net of the IEPS Tax, of Ps. 392.4 billion. The increase in total sales from 2002 to 2003 resulted primarily from a 37.3% increase in domestic sales in 2003, from Ps. 213.6 billion in 2002 to Ps. 293.2 billion in 2003 due to increased unit prices and higher sales volumes. In addition, total sales increased due to a 33.2% increase in export sales, from Ps. 178.8 billion in 2002 to Ps. 238.2 billion in 2003 due to an increase in crude oil export prices, higher sales volumes of 8.3% and the depreciation of the peso against the dollar (which increased the peso value of sales denominated in dollars).

Back to Contents

Domestic Sales

Domestic sales, net of the IEPS Tax, increased by 37.3% in 2003, from Ps. 213.6 billion in 2002 to Ps. 293.2 billion in 2003. Domestic sales of petroleum products other than natural gas increased by 31.8% in 2003, from Ps. 172.7 billion in 2002 to Ps. 227.7 billion in 2003, primarily due to increases in the average sales prices and volumes of our principal petroleum products. The 6.2% increase in the sales volumes of gasoline, from 566.2 thousand barrels per day in 2002 to 601.2 thousand barrels per day in 2003, was due to an increase in the number of vehicles in Mexico, increased demand along the northern border following the implementation of a program in January 2003 to bring prices along the northern border closer to the lower market prices in border communities in the United States, and a 13.0% increase in the volume of Pemex Premium gasoline sold as a result of changes in consumer preferences. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased 43.7%, from Ps. 8.7 billion in 2002 to Ps. 12.5 billion in 2003, due to an increase in the domestic prices of our principal petrochemical products, particularly polethylenes, ethylene oxide and ammonia, and a change in commercial strategy to take advantage of the higher profit margins of certain products. Sales of natural gas increased by 64.6% in 2003, from Ps. 32.2 billion in 2002 to Ps. 53.0 billion in 2003, as a result of an increase in average prices and an 8.1% increase in volumes of natural gas sold. The higher demand for natural gas was primarily driven by a 14.7% increase in demand in the electricity sector, while the industrial and distribution sectors maintained demand at levels consistent with the levels of demand in 2002.

Export Sales

In 2003, total consolidated export sales increased by 33.2% in peso terms from Ps. 178.8 billion in 2002 to Ps. 238.2 billion in 2003. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 34.4% in peso terms, from Ps. 151.2 billion in 2002 to Ps. 203.2 billion in 2003. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 26.0% in 2003, from U.S. $14.6 billion in 2002 to U.S. $18.4 billion in 2003. This increase was a result of an increase in crude oil export prices, an 8.3% increase in sales volumes and the depreciation of the peso against the dollar. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 35.0 billion in 2003, 26.8% higher in peso terms than in 2002, mainly due to the increased prices of crude oil that we exported and the strengthening of the dollar against the peso. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2003 was U.S. $24.80, 16.1% higher than the weighted average price of U.S. $21.37 in 2002.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 90.4% of export sales (excluding the trading activities of the PMI Group) in 2003, as compared to 91.1% in 2002. These crude oil sales increased in peso terms by 33.3% in 2003, from Ps. 137.7 billion in 2002 to Ps. 183.6 billion in 2003, and increased in dollar terms by 24.8% in 2003, from U.S. $13.3 billion in 2002 to U.S. $16.6 billion in 2003. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2003 was U.S. $24.75, 16.1% higher than the weighted average price of U.S. $21.31 in 2002. The volume of crude oil exports increased by 8.3%, from 1,702 thousand barrels per day in 2002 to 1,844 thousand barrels per day in 2003, partly as a result of increased demand caused by the two million barrel per day decrease in oil production in Venezuela due to the political crisis and strike by oil workers there.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 8.2% of export sales (excluding the trading activities of the PMI Group) in 2002 to 8.8% in 2003. Export sales of petroleum products, including natural gas liquids, increased by 45.5%, from Ps. 12.3 billion in 2002 to Ps. 17.9 billion in 2003, due to a 14.7% increase in the volume of exports of petroleum products and higher prices. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 33.3%, from U.S. $1.2 billion in 2002 to U.S. $1.6 billion in 2003.

Petrochemical products accounted for the remainder of export sales in 2002 and 2003. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 45.5%, from Ps. 1.1 billion in 2002 to Ps. 1.6 billion in 2003, primarily due to a 34.2% increase in volumes of sulphur sold. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 30.8% in 2003, from U.S. $112.9 million in 2002 to U.S. $147.7 million in 2003.

Other Revenues and Expenses

Other revenues, net, increased by Ps. 3.1 billion, from other expenses, net, of Ps. 89 million in 2002 to other revenues, net, of Ps. 3.0 billion in 2003, primarily due to the favorable results of natural gas hedging operations.

Back to Contents

Costs and Operating Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 17.7%, from Ps. 219.1 billion in 2002 to Ps. 257.9 billion in 2003. This increase was mainly due to an increase in import purchases of Ps. 8.7 billion as a result of a 27.7% increase in the volumes of natural gas purchased, an increase in depreciation expense from Ps. 33.8 billion in 2002 to Ps. 40.5 billion in 2003, a decrease of Ps. 5.0 billion in the valuation of crude oil and petroleum products (which is accounted for as an increase in costs of sales) and an increase in maintenance expenses of Ps. 11.2 billion.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of our indebtedness (92.9% at December 31, 2003) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense in peso terms.

In 2003, comprehensive financing cost increased by Ps. 24.5 billion, or 395.2%, from Ps. 6.2 billion in 2002 to Ps. 30.7 billion in 2003, primarily as a result of foreign exchange losses. The changes in each component were as follows:

•	Net interest expense increased by 13.6% in 2003 due to an increase in total debt, which was only partially offset by lower average interest rates on our liabilities;

•	The depreciation of the peso against the U.S. dollar by 8.96% resulted in an increase in the net foreign exchange loss of Ps. 21.1 billion in 2003 as compared to 2002; and

•	In 2002 and 2003, our average monetary liabilities exceeded our average monetary assets, resulting in a net gain from monetary position. The net gain in monetary position, which amounted to Ps. 11.5 billion in 2003, was 10.9% less than in 2002 due to a decline in the inflation rate from 5.7% in 2002 to 4.0% in 2003. The net gain in monetary position in 2002 amounted to Ps. 12.9 billion.

Duties and Taxes

Hydrocarbon extraction duties and other duties and taxes (including the IEPS Tax) increased by 21.8%, from Ps. 314.0 billion in 2002 to Ps. 382.4 billion in 2003, largely due to an increase in sales revenues of 21.5%. We paid Ps. 18.7 billion in excess gains duties in 2003, which represents the difference between the actual crude oil prices at which Pemex-Exploration and Production sold to PMI, which averaged U.S. $24.75 per barrel for the Mexican weighted crude oil mix, and the Mexican Government’s crude oil price budgetary assumption of U.S. $18.35 per barrel. We paid Ps. 14.3 billion in excess gains duties in 2002.

Cumulative initial effect from the adoption of new pronouncement

Beginning January 1, 2003, we adopted the guidelines of Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments,” under Mexican GAAP, which establishes rules for quantifying the disclosure and presentation of liabilities, reserves and contingent assets and liabilities, as well as general guidelines for the disclosure of commitments by a company in the normal course of business. As a result of the adoption of Bulletin C-9, we recognized a benefit in our reserve for abandonment and dismantlement costs of Ps. 2.0 billion, as of the beginning of 2003. For further information, see Note 2 h) to our consolidated financial statements included herein.

Income/(Loss)

In 2003, we reported a loss of Ps. 40.6 billion on Ps. 534.3 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 24.6 billion on Ps. 392.3 billion in total revenues net of the IEPS Tax in 2002. This 65.0% increase in losses from 2002 to 2003 resulted from the various factors described above.

Back to Contents

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies — For the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Sales

Total sales, net of the IEPS Tax, were Ps. 392.4 billion in 2002, a decrease of 0.2% from total sales in 2001, net of the IEPS Tax, of Ps. 393.3 billion. The decrease in total sales from 2001 to 2002 resulted primarily from a 8.9% decrease in domestic sales, net of IEPS Tax, from Ps. 234.4 billion in 2001 to Ps. 213.6 billion in 2002 due to a decrease in the domestic prices of our principal petroleum products, which was partially offset by an increase in export sales. Total export sales increased from Ps. 158.9 billion in 2001 to Ps. 178.8 billion in 2002 due to an increase in crude oil export prices and the depreciation of the peso against the dollar (which increased the peso value of sales denominated in dollars).

Domestic Sales

Domestic sales, net of the IEPS Tax, decreased by 8.9% in 2002, from Ps. 234.4 billion in 2001 to Ps. 213.6 billion in 2002. Domestic sales of petroleum products other than natural gas decreased by 10.1% in 2002, from Ps. 192.1 billion in 2001 to Ps. 172.7 billion in 2002, primarily due to a decrease in the domestic prices of our principal petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 11.2%, from Ps. 9.8 billion in 2001 to Ps. 8.7 billion in 2002, due to a fall in domestic demand. Sales of natural gas decreased by 0.9% in 2002, from Ps. 32.5 billion in 2001 to Ps. 32.2 billion in 2002, due to an increase in inflation rates that was higher than the increase in prices for natural gas and resulted in a decrease in the sales value of natural gas in constant peso terms, despite an increase in the volume of natural gas sold.

Export Sales

In 2002, total consolidated export sales increased by 12.5% in peso terms from Ps. 158.9 billion in 2001 to Ps. 178.8 billion in 2002. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 11.5% in peso terms, from Ps. 135.6 billion in 2001 to Ps. 151.2 billion in 2002. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 13.2% in 2002, from U.S. $12.9 billion in 2001 to U.S. $14.6 billion in 2002. This increase was a result of an increase in crude oil export prices and the depreciation of the peso against the dollar. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 27.6 billion in 2002, 18.5% higher in real peso terms than in 2001, mainly due to the increased prices of crude oil that we exported and the strengthening of the dollar against the peso. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2002 was U.S. $21.37, 15.1% higher than the weighted average price of U.S. $18.57 in 2001.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 91.1% of export sales (excluding the trading activities of the PMI Group) in 2002, as compared to 92.1% in 2001. These crude oil sales increased in peso terms by 10.2% in 2002, from Ps. 124.9 billion in 2001 to Ps. 137.7 billion in 2002, and increased in dollar terms by 11.8% in 2002, from U.S. $11.9 billion in 2001 to U.S. $13.3 billion in 2002. This increase was a result of higher crude oil prices, which was partially offset by a 3.0% decrease in the volume of crude oil exported. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2002 was U.S. $21.31, 14.8% higher than the weighted average price of U.S. $18.57 in 2001.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 7.0% of export sales (excluding the trading activities of the PMI Group) in 2001 to 8.2% in 2002. Export sales of petroleum products, including natural gas liquids, increased by 29.5%, from Ps. 9.5 billion in 2001 to Ps. 12.3 billion in 2002, due to a 52.1% increase in the volume of exports of these products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 33.3%, from U.S. $0.9 billion in 2001 to U.S. $1.2 billion in 2002.

Petrochemical products accounted for the remainder of export sales in 2001 and 2002. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 8.3%, from Ps. 1.2 billion in 2001 to Ps. 1.1 billion in 2002. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 2.2% in 2002, from U.S. $115.4 million in 2001 to U.S. $112.9 million in 2002, due to the combination of increases in ammonia sales with decreases in ethylene and polyethylenes sales.

Back to Contents

Other Revenues and Expenses

Other revenues, net, decreased from a net revenue of Ps. 1.7 billion in 2001 to a net expense of Ps. 89 million in 2002 primarily due to decreased freight revenues from the distribution of petroleum products and liquefied petroleum gas due to lower transported volumes.

Costs and Operating Expenses

Costs of sales, transportation, distribution expenses and administrative expenses decreased by 5.7%, from Ps. 232.4 billion in 2001 to Ps. 219.1 billion in 2002. This decrease was due to a reduction in import purchases of petroleum and petrochemical products, mainly gasoline and fuel oil, by Ps. 8.5 billion, and an increase of Ps. 16.0 billion in the valuation of ending inventory of crude oil and petroleum products (which is accounted for as a reduction in cost of sales), which were partially offset by increases in depreciation of Ps. 1.9 billion, in the labor reserve for pension obligations of Ps. 1.7 billion and in wages and salaries of Ps. 2.0 billion.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of our indebtedness (95% at December 31, 2002) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense in peso terms.

In 2002, comprehensive financing cost increased by Ps. 3.7 billion, or 148.0%, from Ps. 2.5 billion in 2001 to Ps. 6.2 billion in 2002, primarily as a result of fluctuations in net foreign exchange losses. The changes in each component were as follows:

•	Net interest expense maintained a similar level in 2002 as compared to 2001.

•	The depreciation of the peso against the U.S. dollar by 12.8% resulted in a net foreign exchange loss of Ps. 4.4 billion in 2002 as compared to the net foreign exchange gain of Ps. 4.4 billion in 2001.

•	In 2001 and 2002, our average monetary liabilities exceeded our average monetary assets, resulting in a net gain from monetary position. The net gain in monetary position, which amounted to Ps. 12.9 billion in 2002, was 63.3% higher than in 2001, mainly due to an increase in the inflation rate from 4.4% in 2001 to 5.7% in 2002 and higher net monetary liabilities in 2002 as compared to 2001. The net gain in monetary position in 2001 amounted to Ps. 7.9 billion.

Duties and Taxes

Hydrocarbon extraction duties and other duties and taxes (including the IEPS Tax) increased by 6.1%, from Ps. 295.9 billion in 2001 to Ps. 314.0 billion in 2002, largely due to an increase in the excess gains duties. We paid Ps. 14.3 billion in excess gains duties in 2002, which represents the difference between the actual crude oil prices at which Pemex-Exploration and Production sold crude oil to PMI, which averaged U.S. $21.31 per barrel for the Mexican weighted crude oil mix, and the Mexican Government’s crude oil price budgetary assumption of U.S. $15.50 per barrel. We paid Ps. 1.4 billion in excess gains duties in 2001.

Cumulative initial effect from the adoption of new pronouncement

In 2001, we adopted Bulletin C-2, which resulted in a loss of Ps. 1,495 million, primarily attributable to the accounting for the equity swap contracts related to the shares of Repsol described in Note 2 t) to our consolidated financial statements included herein.

Back to Contents

Income/(Loss)

In 2002, we reported a loss of Ps. 24.6 billion on Ps. 392.3 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 30.4 billion on Ps. 395.0 billion in total revenues net of the IEPS Tax in 2001. This 19.1% decrease in losses from 2001 to 2002 resulted from the various factors described above.

Liquidity and Capital Resources

Equity Structure and the Certificates of Contribution “A”

Our total equity as of December 31, 2003 was Ps. 45.9 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 349.5 billion.

In March 1990, the Mexican Government exchanged U.S. $7.58 billion worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called Brady Bonds) issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos’ indebtedness to the Mexican Government increased by an amount equal to U.S. $7.58 billion. The new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos’ equity as Certificates of Contribution “A.” As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt at the exchange rates in effect at the date the payments are made. The total dividend on the Certificates of Contribution “A” is approved annually by the Board of Directors of Petróleos Mexicanos after the close of each fiscal year. Each quarter, Petróleos Mexicanos makes advance payments to the Mexican Government that total a prorated portion of the minimum guaranteed dividend.

From 1999 to 2003, Petróleos Mexicanos made annual advance payments, which were declared as dividends to the Mexican Government, as follows.

	Year Ended December 31,

		1999		2000		2001		2002		2003

	(in millions of constant pesos as of December 31, 2003)

Total advance payments to the Mexican Government	Ps.	6,424	Ps.	6,384	Ps.	2,366	Ps.	10,098	Ps.	10,175
Dividends declared in respect of Certificates of Contribution “A”		6,424		6,384		2,321		9,982		10,175

Source: PEMEX’s financial statements.

In December 1997, Petróleos Mexicanos and the Mexican Government agreed to an equity reduction of the Certificates of Contribution “A” in exchange for a cash payment to the Mexican Government of Ps. 12.12 billion (U.S. $1.5 billion). Further to that agreement, the Ministry of Finance and Public Credit, acting on behalf of the Mexican Government, agreed to a reduction in the minimum guaranteed dividends that it would receive from Petróleos Mexicanos from 1998 through 2006. Since 1999, Petróleos Mexicanos has been scheduled to make a total of U.S. $4.9 billion in advance payments to the Mexican Government in respect of the principal amount of the Certificates of Contribution “A.” In 1999 and 2000, Petróleos Mexicanos paid U.S. $250 million in principal and interest under that arrangement. No advance payments of principal were made in 2001. In each of 2002 and 2003, Petróleos Mexicanos paid principal of U.S. $874 million to the Mexican Government.In addition, since 1999, Petróleos Mexicanos has paid minimum guaranteed dividends on the Certificates of Contribution “A” at the rate of the three-month London Interbank Offered Rate (LIBOR) plus 13/16% per year on the outstanding balance of the original principal amount of the debt capitalized in December 1990. The following table sets forth the scheduled maturities on the original principal amount of the capitalized debt for each of the years from 2004 to 2006.

Back to Contents

		Year Ended December 31,

		2004	2005	2006	Total

		(in millions of U.S. dollars)
Future advance payments of minimum guaranteed
dividends to the Mexican Government in respect
of principal amount of the capitalized debt		$874	$874	$874	$2,622

Note:	Numbers may not total due to rounding
Source:	PEMEX’s financial statements.

Cash Flow from Operating, Financing and Investing Activities

During 2003, net funds provided by operating activities were Ps. 17.2 billion, a 60% decrease from Ps. 43.5 billion provided in 2002. Funds from income (which was negative in 2003) plus items that did not require cash outlays totaled Ps. 47.7 billion, as compared to Ps. 57.5 billion in 2002. New debt financings provided an additional Ps. 111.0 billion of funds. During 2003, we applied net funds of Ps. 70.6 billion for net investments at cost in fixed assets (Ps. 67.9 billion of new investments and capitalized interest, less Ps. 9.6 billion in dispositions of fixed assets, plus Ps. 12.3 billion for the reclassification of abandonment and dismantlement costs, which had previously been registered under accumulated depreciation and amortization, as long-term liabilities under the reserve for abandonment and dismantlement activities, sundry creditors and others (which is a non-cash item)).

At December 31, 2003, our cash and cash equivalents totaled Ps. 73.3 billion, as compared to Ps. 45.6 billion at December 31, 2002. At that time, we did not have sufficient working capital generated exclusively from operations for our budgeted cash flow requirements for 2004. However, based on past experience, we expect to generate sufficient working capital through:

•	cash flow generated from operations;

•	a new syndicated revolving credit facility;

•	the issuance of certificados bursátiles (short-term peso-denominated senior notes);

•	renewing existing and securing additional lines of credit from international and local commercial banks; and

•	other additional financing activities.

On June 30, 2004, we established a new syndicated revolving credit facility to fund our working capital needs for an amount of U.S. $1.25 billion. This new facility will serve as a substitute for a U.S. $445 million U.S. commercial paper program that was established in December 2001 and backed by a letter of credit from Barclays Bank Plc., a U.S. $650 million acceptance credit facility with a group of international banks and a U.S. $135 million acceptance credit facility that we entered into with Japanese banks in 2001. This new revolving credit facility will be used to fund Pemex’s working capital needs. Loans under this facility will be borrowed with interest periods ranging from 1 month up to 6 months, and may be prepaid on any interest payment date. The facility will mature in 2007 and 2009. We are also planning to establish a short-term program to issue certificados bursátiles, which will be denominated in pesos, with banks in Mexico, in the amount of approximately Ps. 10,000 million in nominal terms. As of December 31, 2003, we had U.S. $4.8 billion in lines of credit, of which U.S. $878.5 million was unused. See also “—Commitments for Capital Expenditures and Sources of Funding” below.

We have met and expect to meet in the future our cash requirements for working capital, capital expenditures and investments with a combination of funds provided by operations and financing. See “—Financing Activities” below.

Back to Contents

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures, including PIDIREGAS, total approximately Ps. 134.4 billion for 2004. For general descriptions of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2003, in nominal peso terms, Pemex-Exploration and Production invested Ps. 79.4 billion in 27 PIDIREGAS and Ps. 8.9 billion in other general operating investments and strategic products for a total of Ps. 88.4 billion in capital expenditures in exploration and production. In 2004, Pemex-Exploration and Production again has 27 PIDIREGAS in its budget, for which Ps. 121.0 billion was budgeted in 2004. In addition, Pemex-Exploration and Production has budgeted Ps. 3.7 billion for non-PIDIREGAS capital expenditures for 2004. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production.”

Pemex-Refining invested in three PIDIREGAS in 2003 and invested in other general operating projects, strategic projection, acquisition of equipment, research and development and complementary investments for a total of Ps. 19.9 billion in capital expenditures in nominal peso terms by Pemex-Refining in 2003. In 2004, Pemex-Refining expects to invest Ps. 5.2 billion in capital expenditures. Of this amount, Pemex-Refining has budgeted Ps. 1.6 billion for one PIDIREGAS and Ps. 3.6 billion for other non-PIDIREGAS capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Both Pemex-Petrochemicals and Pemex-Gas and Basic Petrochemicals invest in projects primarily related to natural gas and condensates processing, transportation and storage. In 2004, Pemex-Gas and Basic Petrochemicals will invest Ps. 1.1 billion in capital expenditures for one PIDIREGAS, the modular cryogenic plants in Reynosa. The combined capital expenditures for Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals are expected to be Ps. 4.1 billion in 2004. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments” and “—Petrochemicals—Investments.”

Our current commitments for capital expenditures have increased compared to previous years. We plan to fund these expenditures through the financing activities in which we have engaged in the past as well as new sources. We have funded and we expect to continue to fund our commitments for PIDIREGAS capital expenditures primarily through the issuance of debt securities in capital markets transactions, commercial bank syndicated loans, bilateral loans from commercial banks and guaranteed loans from export credit agencies. To a lesser extent, we may decide to use Pemex Finance, Ltd. to fund some PIDIREGAS if we consider it advisable in light of market conditions. The securities that we or Pemex Finance, Ltd. issue vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds sterling or Mexican pesos, among others; these securities may be issued with fixed or floating rates and with maturities ranging between three and thirty years, or possibly more, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with maturities ranging between one and five years. Bilateral loans vary in tenor and range between two and three or more years. See also “—Financing Activities” below.

As described in “—Financing Activities” below, we have thus far issued U.S. $2.9 billion in debt securities in the international capital markets in 2004 through our guarantee of the securities issued by RepCon Lux S.A., a Luxembourg financing vehicle, and our guarantee of securities by the Pemex Project Funding Master Trust, and we expect to issue additional securities over the rest of the year. In addition, as part of our activities for funding our capital expenditures in 2003 we began issuing certificados bursátiles in the domestic market, and have issued Ps. 26.2 billion of such securities through a new trust in the domestic market to date in 2004. This new trust, Fideicomiso F/163, issues debt through BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee of this trust, which we refer to as Fideicomiso F/163. Prior to 2003, Petróleos Mexicanos had never issued debt securities in the domestic market. Because the domestic market has demonstrated significant growth over the past five years, we believe that this market represents a good alternative source of PIDIREGAS funding, offering competitive conditions in terms of tenor, amount and type of interest rates, and as a result we plan to continue to issue such securities in the Mexican domestic market. Additionally, we may also fund some PIDIREGAS through commercial bank loans denominated in Mexican pesos.

Back to Contents

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

Financing Activities

2004 Financing Activities. During the period from January 1 to May 31, 2004, Fideicomiso F/163 obtained Ps. 4.0 billion in nominal terms in commercial bank loans for use in financing PIDIREGAS projects. In addition, we participated in the following financing activities:

•	Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $33.2 million;

•	the Pemex Project Funding Master Trust obtained U.S. $278.2 million in project financing from financial institutions;

•	RepCon Lux S.A. issued approximately U.S. $1.37 billion of its 4.5 per cent. Guaranteed Exchangeable Bonds due 2011; these bonds are guaranteed by Petróleos Mexicanos, and are exchangeable for shares of common stock of Repsol or, at the option of RepCon Lux S.A., the cash equivalent thereof;

•	Fideicomiso F/163 issued a total of Ps. 11,500,000,000 in nominal terms of notes in the Mexican domestic market on January 30, 2004; the notes are guaranteed by Petróleos Mexicanos and were reopenings of earlier issuances, consisting of three separate tranches:

•	Ps. 4,000,000,000 in nominal terms of notes due October 18, 2007, bearing interest at the 91-day Cetes (treasury bill) rate plus 67 basis points;

•	Ps. 5,000,000,000 in nominal terms of notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

•	Ps. 2,500,000,000 in nominal terms of 8.38% notes due October 14, 2010;

•	Fideicomiso F/163 issued a total of Ps. 14,672,000,000 in nominal terms of notes in the Mexican domestic market on March 26, 2004; the notes are guaranteed by Petróleos Mexicanos and were reopenings of earlier issuances, consisting of three separate tranches:

•	Ps. 6,000,000,000 in nominal terms of notes due October 18, 2007, bearing interest at the 91-day Cetes rate plus 67 basis points;

•	Ps. 6,000,000,000 in nominal terms of notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

•	Ps. 2,672,000,000 in nominal terms of 8.38% notes due October 14, 2010.

Subsequently, the Pemex Project Funding Master Trust issued U.S. $1.5 billion of Guaranteed Floating Rate Notes due 2010 on June 15, 2004, which bear interest at a rate per year, adjusted quarterly, equal to three-month LIBOR plus 1.30 per cent.; the notes are guaranteed by Petróleos Mexicanos.

Back to Contents

In the period from January 1 to May 31, 2004, Petróleos Mexicanos’ net payments on borrowings totaled U.S. $1.7 billion and were as follows:

•	U.S. $311.2 million in respect of direct loans;

•	U.S. $50 million in respect of foreign trade lines;

•	U.S. $540 million in respect of bankers’ acceptances;

•	U.S. $68.7 million in respect of credit lines from export credit agencies;

•	U.S. $432 million in respect of commercial paper;

•	U.S. $218.2 million in respect of bond issues;

•	U.S. $19 million in respect of restructured debt; and

•	U.S. $49.9 million in respect of leases.

In the period from January 1 to May 31, 2004, the Pemex Project Funding Master Trust’s net payments on borrowings totaled U.S. $761.0 million and were as follows:

•	U.S. $60 million in respect of foreign trade financing;

•	U.S. $124 million in respect of project financing;

•	U.S. $475 million in respect of financing from commercial banks; and

•	U.S. $102 million in respect of the Convenio de Derivación de Fondos (Transfer of Funds Agreement) with the Mexican Government. See “Item 10—Additional Information—Material Contracts” for more information.

2003 Financing Activities. During the period from January 1, 2003 to December 31, 2003, Petróleos Mexicanos obtained direct credits in the amount of U.S. $440 million for use in financing our working capital requirements, and the Pemex Project Funding Master Trust obtained U.S. $2.9 billion in commercial bank loans for use in financing PIDIREGAS projects. In addition, we participated in the following financing activities:

•	Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $152.3 million;

•	Petróleos Mexicanos obtained foreign trade financing in the amount of U.S. $125 million;

•	Petróleos Mexicanos obtained U.S. $432 million through its commercial paper program;

•	Petróleos Mexicanos re-utilized U.S. $540 million from two acceptance credit facilities;

•	the Pemex Project Funding Master Trust obtained U.S. $2.1 billion in project financing from various institutions;

•	the Pemex Project Funding Master Trust issued £250,000,000 of its 7.50% Notes due 2013 on January 27, 2003; the notes were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $750,000,000 of its 6.125% Notes due 2008 on February 6, 2003; the notes were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

Back to Contents

•	the Pemex Project Funding Master Trust issued U.S. $500,000,000 of its 8.625% Bonds due 2022 on March 21, 2003; the bonds were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued €750,000,000 of 6.625 per cent. Guaranteed Notes due 2010 on April 4, 2003; the notes are guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $750,000,000 of its 7.375% Notes due 2014 on June 4, 2003; the notes were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued €500,000,000 of its 6.25 per cent. Guaranteed Notes due 2013 on August 5, 2003; the notes are guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $500,000,000 of its Guaranteed Floating Rate Notes due 2009 on October 15, 2003; the notes bear interest at a rate per year, adjusted quarterly, equal to three-month LIBOR plus 1.80 per cent. and are guaranteed by Petróleos Mexicanos;

•	Fideicomiso F/163 issued a total of Ps. 6,500,000,000 in nominal terms of notes in the Mexican domestic market on October 24, 2003; the notes are guaranteed by Petróleos Mexicanos, and consist of three separate issuances:

•	Ps. 3,000,000,000 in nominal terms of notes due October 18, 2007, bearing interest at the 91-day Cetes (treasury bill) rate plus 67 basis points;

•	Ps. 2,500,000,000 in nominal terms of notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

•	Ps. 1,000,000,000 in nominal terms of 8.38% notes due October 14, 2010;

•	the Pemex Project Funding Master Trust issued £150,000,000 of its 7.50% Notes due 2013 on November 7, 2003; the notes were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

•	Fideicomiso F/163 entered into a loan in the amount of Ps. 2,500,000,000 in nominal terms on December 18, 2003, guaranteed by Petróleos Mexicanos, from a Mexican commercial bank for use in financing PIDIREGAS; and

•	Fideicomiso F/163 entered into syndicated loans in the amount of Ps. 7,000,000,000 in nominal terms on December 23, 2003 from a group of Mexican commercial banks for use in financing PIDIREGAS; the loans are guaranteed by Petróleos Mexicanos and consist of two separate tranches: Ps. 4,945,000,000 in nominal terms bearing interest at the 28-day Cetes rate plus 35 basis points, and Ps. 2,055,000,000 in nominal terms bearing interest at a fixed rate of 8.40%; the tranches become due in 2007 and 2008, respectively.

In the period from January 1, 2003 to December 31, 2003, Petróleos Mexicanos’ net payments on borrowings totaled U.S. $3.0 billion and were allocated as follows:

•	U.S. $963.6 million in respect of direct loans;

•	U.S. $187.7 million in respect of credit lines from export credit agencies in connection with project financing;

•	U.S. $432.5 million in respect of commercial paper;

Back to Contents

•	U.S. $72.3 million in respect of restructured debt;

•	U.S. $24.3 million in respect of leases;

•	U.S. $225 million in respect of foreign trade financing;

•	U.S. $785 million in respect of bankers’ acceptances; and

•	U.S. $330 million in respect of bond issues.

In the period from January 1, 2003 to December 31, 2003, the Pemex Project Funding Master Trust’s net payments on borrowings totaled U.S. $1.8 billion and were allocated as follows:

•	U.S. $426.7 million in respect of foreign trade financing;

•	U.S. $426.8 million in respect of project financing from commercial banks;

•	U.S. $731.9 million in respect of commercial bank loans; and

•	U.S. $260.8 million in respect of the Convenio de Derivación de Fondos (Transfer of Funds Agreement) with the Mexican Government. See “Item 10—Additional Information—Material Contracts” for more information.

At December 31, 2003, our total indebtedness, excluding accrued interest, was approximately U.S. $31.7 billion. Of this amount, U.S. $27 billion consisted of total long-term debt, which was composed of approximately U.S. $17.4 billion in instruments with fixed annual interest rates ranging from 1.55% to 14.5% with maturities ranging from 2005 to 2027, approximately U.S. $9.6 billion at variable interest rates, of which U.S. $8.0 billion in drawings under lines of credit was based on LIBOR with maturities ranging from 2005 to 2014, and U.S. $1.6 billion in floating rate notes with maturities ranging from 2005 to 2009. Short-term debt totaled approximately U.S. $4.7 billion, consisting of U.S. $4.3 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.4 billion of lines of credit with fixed interest rates.

The portion of our total debt at December 31, 2003 corresponding to borrowings of the Pemex Project Funding Master Trust and the Fideicomiso F/163 was U.S. $23.9 billion, of which U.S. $22.5 billion consisted of borrowings of the Pemex Project Funding Master Trust and U.S. $1.4 billion consisted of borrowings of the Fideicomiso F/163. The U.S. $23.9 billion corresponding to the borrowings of the Pemex Project Funding Master Trust and the Fideicomiso F/163 consisted of U.S. $12.2 billion in long-term debt at fixed interest rates with maturities ranging from 2005 to 2023, U.S. $9.1 billion in long-term debt with variable interest rates with maturities ranging from 2005 to 2014, and U.S. $2.6 billion in short-term debt, of which U.S. $2.4 billion consisted of variable interest rate borrowings under various lines of credit. The Pemex Project Funding Master Trust also has U.S. $3.8 billion in short-term and long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust arising from the sale of accounts receivables. This amount is not reflected in our consolidated financial statements due to the off-setting effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust (i.e., the effects of intercompany indebtedness are eliminated).

2002 Financing Activities. During the period from January 1, 2002 to December 31, 2002, Petróleos Mexicanos obtained direct credits in the amount of U.S. $650 million for use in financing our working capital requirements, and the Pemex Project Funding Master Trust obtained U.S. $1.8 billion in commercial bank loans for use in financing PIDIREGAS projects. In addition, we participated in the following financing activities:

•	Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $146.4 million;

•	Petróleos Mexicanos obtained foreign trade financing in the amount of U.S. $225 million;

Back to Contents

•	Petróleos Mexicanos obtained U.S. $962.5 million (which includes U.S. $350 million in renewals) through its commercial paper program;

•	Petróleos Mexicanos re-utilized U.S. $785 million from two acceptance credit facilities;

•	the Pemex Project Funding Master Trust obtained U.S. $2.0 billion in project financing from financial institutions;

•	the Pemex Project Funding Master Trust issued U.S. $500 million of Floating Rate Notes due 2005 on January 7, 2002; the notes were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $1 billion of 7.875% Notes due 2009 on February 1, 2002; the notes were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $500 million of 8.625% Bonds due 2022 on February 1, 2002; the bonds were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust increased its Medium-Term Note program, Series A, from U.S. $6,000,000,000 to U.S. $11,000,000,000 on December 3, 2002;

•	the Pemex Project Funding Master Trust issued JP¥30,000,000,000 (approximately U.S. $241 million) of 3.50% Notes due 2023 on December 5, 2002; the notes were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos; and

•	the Pemex Project Funding Master Trust issued U.S. $1 billion of 7.375% Notes due 2014 on December 12, 2002; the notes were issued under the Master Trust’s Medium-Term Note program, Series A and are guaranteed by Petróleos Mexicanos.

In the period from January 1, 2002 to December 31, 2002, Petróleos Mexicanos’ net payments on borrowings totaled U.S. $3.2 billion and were allocated as follows:

•	U.S. $909.1 million in respect of direct loans;

•	U.S. $300 million in respect of bond issues;

•	U.S. $490 million in respect of foreign trade lines;

•	U.S. $785 million in respect of bankers’ acceptances;

•	U.S. $177.8 million in respect of credit lines from export credit agencies in connection with project financing;

•	U.S. $407.5 million in respect of commercial paper;

•	U.S. $68.9 million in respect of restructured debt; and

•	U.S. $40.4 million in respect of leases.

Back to Contents

In the period from January 1, 2002 to December 31, 2002, the Pemex Project Funding Master Trust’s net payments on borrowings totaled U.S. $611 million and were allocated as follows:

•	U.S. $375 million in respect of foreign trade financing; and

•	U.S. $235.9 million in respect of project financing.

At December 31, 2002, our total debt, excluding accrued interest, was approximately U.S. $23 billion. Of this amount, U.S. $18.5 billion consisted of total long-term debt, which was composed of approximately U.S. $12.2 billion in instruments with fixed annual interest rates ranging from 1.55% to 14.5% with maturities ranging from 2004 to 2027, approximately U.S. $6.3 billion at variable interest rates, of which U.S. $5.5 billion was in drawings under lines of credit based on LIBOR with maturities ranging from 2004 to 2013, and U.S. $0.8 billion in floating rate notes with maturities ranging from 2004 to 2008. Short-term debt totaled approximately U.S. $4.5 billion, consisting of U.S. $3.9 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.6 billion of lines of credit with fixed interest rates.

The portion of our total debt at December 31, 2002 corresponding to borrowings of the Pemex Project Funding Master Trust was U.S. $14.1 billion. This amount consisted of U.S. $7.0 billion in long-term debt at fixed interest rates with maturities ranging from 2004 to 2023, U.S. $5.5 billion in long-term debt with variable interest rates with maturities ranging from 2004 to 2013, and U.S. $1.6 billion in short-term debt, of which U.S. $1.5 billion consisted of variable interest rate borrowings under various lines of credit. The Pemex Project Funding Master Trust also has U.S. $4.2 billion in long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust arising from the sale of accounts receivables. This amount is not reflected in our financial statements due to the off-setting effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust (i.e., the effects of intercompany indebtedness are eliminated).

Back to Contents

The table below sets forth our total indebtedness as of December 31 for each of the five years from 1999 to 2003.

Total Indebtedness of PEMEX

	Year Ended December 31, (1)

	1999(2)	2000(2)	2001(2)	2002(2)	2003(2)

	(in millions of U.S. dollars)(4)
Domestic Debt in Various Currencies(3)	$1,301	$923	$749	$694	$2,900
External Debt(4)
MYRA(5)	$398	$351	$292	$224	$153
Other direct bank loans	100	1,749	2,148	3,674	2,769
Securities
Bonds	5,863	6,719	8,509	11,515	16,285
Commercial paper	307	447	228	433	432

Total securities	6,170	7,166	8,737	11,948	16,717
Trade financing(6)
Acceptance lines	896	880	785	785	540
Advances from commercial banks(7)	2,035	1,395	1,490	2,150	3,323

Total trade financing	2,931	2,275	2,275	2,935	3,863
Purchasing loans(8)	382	355	351	380	387
Financial leases	496	437	319	279	254
Project finance(9)	685	1,650	2,282	2,866	4,636

Total external debt	$11,162	$13,983	$16,404	$22,306	$28,779

Total Indebtedness (2)(10)	$12,463	$14,906	$17,153	$23,000	$31,679

Note:	Numbers may not total due to rounding.
(1)	Figures do not include accrued interest. Accrued interest was U.S. $184 million, U.S. $224 million, U.S. $284 million, U.S. $331 million and U.S. $459 million at December 31, 1999, 2000, 2001, 2002 and 2003, respectively.
(2)	Includes U.S. $1.4 billion, U.S. $4.5 billion, U.S. $7.5 billion, U.S. $14.1 billion and U.S. $22.5 billion of indebtedness of the Pemex Project Funding Master Trust as of December 31, 1999, 2000, 2001, 2002 and 2003, respectively, and U.S. $1.4 billion of indebtedness of Fideicomiso F/163 as of December 31, 2003.
(3)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 9.5143 = U.S. $1.00 for 1999, Ps. 9.5722 = U.S. $1.00 for 2000, Ps. 9.1423 = U.S. $1.00 for 2001, Ps. 10.3125 = U.S. $1.00 for 2002 and Ps. 11.236 = U.S. $1.00 for 2003. See Notes 9 and 14 to our consolidated financial statements included herein.
(4)	Indebtedness payable other than in pesos and owed to persons or institutions having its head office or chief place of business outside Mexico, and payable outside the territory of Mexico.
(5)	Multi-Year Restructuring Agreement.
(6)	To finance external trade of crude oil and derivatives.
(7)	Includes indebtedness of the Pemex Project Funding Master Trust of U.S. $1.0 billion in trade financing advances from commercial banks as of December 31, 1999, 2000 and 2001, U.S. $1.9 billion as of December 31, 2002 and U.S. $3.2 billion as of December 31, 2003.
(8)	To finance imports of equipment and spare parts.
(9)	Includes U.S. $394 million, U.S. $1,450 million, U.S. $2,176 million, U.S. $2,771 million and U.S. $4,529 million of indebtedness of the Pemex Project Funding Master Trust as of December 31, 1999, 2000, 2001, 2002 and 2003, respectively.
(10)	Does not include U.S. $1,565.1 million, U.S. $1,451.8 million, U.S. $1,330.4 million and U.S. $1,195.4 million of indebtedness as of December 31, 2000, 2001, 2002 and 2003, respectively, incurred in connection with notes payable to contractors. See Note 8 to our consolidated financial statements included herein.
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

Back to Contents

As of December 31, 2003, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $4 billion aggregate principal amount of notes with maturities ranging from 2004 to 2018 and interest rates ranging between 5.72% and 10.61%, as well as three series of floating rate notes.

2004 Financing Activities. During 2004, Pemex Finance, Ltd. has made payments of U.S. $50 million in principal of its notes. Pemex Finance, Ltd. has not incurred any additional indebtedness during 2004.

2003 Financing Activities. During 2003, Pemex Finance, Ltd. made payments of U.S. $328.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2003.

2002 Financing Activities. During 2002, Pemex Finance, Ltd. made payments of U.S. $305.8 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2002.

2001 Financing Activities. During 2001, Pemex Finance, Ltd. made payments of U.S. $230 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2001.

Back to Contents

Contractual Obligations and Off-balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding at December 31, 2003 from the notes to our consolidated financial statements included herein is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2003

		Payment due by period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Long-term debt(1)	$31,425.0	$4,601.0	$11,104.0	$6,069.0	$9,651.0
Capital lease obligations(2)	254.0	57.0	84.3	60.6	52.1
Sales of future accounts receivable(3)	3,601.0	—	801.0	1,040.0	1,760.0
Notes payable to contractors(4)	1,330.4	161.0	402.2	432.1	335.1
Other Long-Term Liabilities:
Dismantlement and abandonment costs obligations(5)	1,092.4	13.0	60.0	60.0	959.4
Pension obligations(6)	25,433.4	1,227.7	2,732.4	2,745.4	18,727.9

Total contractual obligations recognized in balance sheet	$63,136.2	$6,059.7	$15,183.9	$10,407.1	$31,485.5

Other contractual obligations not recognized in liabilities:
PIDIREGAS commitments(7)	15,366.0	7,787.5	5,459.8	1,045.6	1,073.1
Nitrogen supply contract(8)	1,896.7	256.2	670.0	263.1	707.4
Minimum Guaranteed Dividends(9)	2,621.4	873.8	1,747.6	—	—

Total contractual obligations not recognized in liabilities	$19,884.1	$8,917.5	$7,877.4	$1,308.7	$1,780.5

Total contractual obligations	$83,020.3	$14,977.2	$23,061.3	$11,715.8	$33,266.0

Note:	These figures do not include accrued interest.
(1)	See Note 9 to our consolidated financial statements included herein.
(2)	See Note 19 II g) to our consolidated financial statements included herein.
(3)	Under U.S. GAAP, we consolidate Pemex Finance, Ltd. and recognize on our balance sheet its outstanding debt of U.S. $4.0 billion. See Notes 7 and 19 II a) to our consolidated financial statements included herein.
(4)	See Note 8 to our consolidated financial statements included herein.
(5)	See Notes 2 h) and 5 to our consolidated financial statements included herein.
(6)	See Note 11 to our consolidated financial statements included herein.
(7)	See Note 16 b) to our consolidated financial statements included herein.
(8)	See Note 16 a) to our consolidated financial statements included herein.
(9)	See Note 13 to our consolidated financial statements included herein.

As of December 31, 2003, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

Back to Contents

The following tables set forth information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2003:

Fair Value of Natural Gas Derivative Contracts(1)

(in thousands of U.S. dollars)
Fair value of contracts outstanding at the beginning of the period	$(54,085)
Contracts realized or otherwise settled during the period	(7,377)
Fair value of new contracts when entered into during the period	(106,237)
Other changes in fair values	61,730

Fair value of contracts outstanding at the end of the period	$(105,629)

(1)	As of December 31, 2003.

Fair Value of Natural Gas Derivative Contracts at Period-End by Maturity(1)

Source of Fair Value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value

	(in thousands of U.S. dollars)
Prices actively quoted	623	700	—	—	1,323
Prices provided by other external sources	(68,923)	(38,028)	—	—	(106,952)

(1)	As of December 31, 2003.

Back to Contents

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2003 as well as the percentage change in sales revenues for the years 2001 to 2003.

	Year Ended December 31,
											2002	2003
	1999		2000		2001		2002		2003		vs. 2001	vs. 2002

		(in millions of constant pesos at December 31, 2003)									(%)	(%)
Exploration and Production
Trade sales(1)	Ps.	104,563	Ps.	157,581	Ps.	124,867	Ps.	137,699	Ps.	183,628	10.3	33.4
Intersegment sales		115,373		200,657		172,797		163,518		243,006	(5.4)	48.6

Total net sales	Ps.	219,936	Ps.	358,238	Ps.	297,664	Ps.	301,217	Ps.	426,634	1.2	41.6

Refining
Trade sales	Ps.	234,270	Ps.	263,978	Ps.	268,712	Ps.	274,058	Ps.	294,578	2.0	7.5
Intersegment sales		8,376		11,015		9,871		8,438		13,632	(14.5)	61.6

Total net sales	Ps.	242,646	Ps.	274,993	Ps.	278,583	Ps.	282,496	Ps.	308,210	1.4	9.1

Gas and Basic Petrochemicals
Trade sales(1)	Ps.	48,365	Ps.	73,386	Ps.	73,328	Ps.	66,769	Ps.	99,935	(8.9)	49.7
Intersegment sales		17,377		29,717		30,908		22,165		42,430	(28.3)	91.4

Total net sales	Ps.	65,742	Ps.	103,103	Ps.	104,236	Ps.	88,934	Ps.	142,365	(14.7)	60.1

Petrochemicals
Trade sales(1)	Ps.	12,634	Ps.	13,980	Ps.	10,125	Ps.	8,755	Ps.	12,259	(13.5)	40.0
Intersegment sales		2,413		3,121		3,139		3,201		4,708	2.0	47.1

Total net sales	Ps.	15,047	Ps.	17,101	Ps.	13,264	Ps.	11,956	Ps.	16,967	(9.9)	41.9

Corporate and Subsidiary Companies
Trade sales	Ps.	18,763	Ps.	28,382	Ps.	23,180	Ps.	27,568	Ps.	35,029	18.9	27.1
Intersegment sales and eliminations		(143,539)		(244,510)		(216,715)		(197,322)		(303,776)	(8.9)	53.9

Total net sales	Ps.	(124,777)	Ps.	(216,128)	Ps.	(193,535)	Ps.	(169,754)	Ps.	(268,747)	(12.3)	58.3

Total Net Sales	Ps.	418,595	Ps.	537,307	Ps.	500,212	Ps.	514,849	Ps.	625,429	2.9	21.5

Notes:	Numbers may not total due to rounding.
(1)	These trade sales include sales by the subsidiary entities to the consolidated subsidiary companies, primarily to the PMI Group. These sales are treated as eliminations in this table.
Source: PEMEX’s financial statements.

Back to Contents

Income by Business Segment

The following table sets forth our income (loss) by business segment for each year in the five-year period ended December 31, 2003, as well as the percentage change in income for the years 2001 to 2003.

	Year Ended December 31,
							2002	2003
	2001		2002		2003		vs. 2001	vs. 2002

	(in millions of constant pesos at December 31, 2003)						(%)	(%)
Business Segment
Exploration and Production	Ps.	11,810	Ps.	15,576	Ps.	1,122	31.9	(92.8)
Refining		(30,869)		(35,648)		(36,219)	15.5	1.6
Gas and Basic Petrochemicals		818		2,320		7,684	183.6	231.2
Petrochemicals		(10,851)		(12,221)		(14,619)	12.6	19.6
Corporate and Subsidiary Companies(1)		(1,304)		5,399		1,388	514.0	(74.3)

Total Income/(loss)		(30,396)		(24,574)	Ps.	(40,644)	(19.2)	65.4

Note:	Numbers may not total due to rounding.
(1)	Includes intersegment eliminations.
Source: PEMEX’s financial statements.

2003 Compared to 2002

Exploration and Production

In 2003, Pemex-Exploration and Production’s trade sales of crude oil and natural gas to the PMI Group increased by 33.4% in peso terms and by 24.8% in U.S. dollar terms, as a result of higher sales volumes and an increase in crude oil export prices. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $24.75 in 2003, as compared to U.S. $21.31 in 2002. Intersegment sales increased by 48.6%, principally as a result of the increase in crude oil export prices. Income related to exploration and production activities decreased by 92.8% from Ps. 15,576 million in 2002 to Ps. 1,122 million in 2003, primarily as a result of an increase in product purchases and an increase in depreciation and maintenance expenses.

Refining

In 2003, trade sales related to refining activities increased by 7.5%, from Ps. 274,058 million in 2002 to Ps. 294,578 million in 2003, due to an increase in the average sales prices and volumes of our principal petroleum products. Export sales related to refining activities increased by 44.8%, from Ps. 6,773 million in 2002 to Ps. 9,808 million in 2003,as a resultof increase in sales of virgin stock. Net of the IEPS Tax, domestic sales related to refining activities increased by 31.7%, from Ps. 144,848 million in 2002 to Ps. 190,693 million in 2003, principally due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by 61.6%, to Ps. 13,632 million, largely due to an increase in the sales volumes of liquefied petroleum gas and diesel. In 2003, the total loss related to refining activities was Ps. 36,219 million, 1.6% greater than the loss of Ps. 35,648 million in 2002. The increased loss was primarily due to increases in the purchases of products due to higher prices and higher volume of crude oil purchased, which was partially offset by an increase in trade sales by Pemex-Refining.

Gas and Basic Petrochemicals

In 2003, trade sales related to the natural gas and basic petrochemical business segment increased by 49.7%, from Ps. 66,769 million in 2002 to Ps. 99,935 million in 2003. Liquefied petroleum gas sales increased by 34.2%, from Ps. 27,179 million in 2002 to Ps. 36,465 million in 2003, principally due to an increase in liquefied petroleum prices. The volume of domestic sales of basic petrochemicals decreased by 7.8% in 2003, from 861 thousand tons per year in 2002 to 794 thousand tons per year in 2003. Natural gas sales increased by 65.7%, from Ps. 31,320 million in 2002 to Ps. 51,884 million in 2003, mainly due to an increase in natural gas prices. Income related to natural gas and basic petrochemicals increased by 231.2%, to Ps. 7,684 million, mainly due to increases in the prices of our principal products.

Back to Contents

Petrochemicals

In 2003, trade sales related to the petrochemicals business segment increased by 40.0%, from Ps. 8,755 million in 2002 to Ps. 12,259 million in 2003. Prices and volumes for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2003, the volume of petrochemical exports decreased by 28.2%, from 387 thousand tons in 2002 to 278 thousand tons in 2003. Losses related to petrochemical activities increased by 19.6%, from Ps. 12,221 million in 2002 to Ps. 14,619 million in 2003, mainly due to an increase in cost of sales resulting from an increase in product purchases and losses resulting from the disposal of fixed assets.

Corporate and Subsidiary Companies

In 2003, additional marginal trade sales revenues relating to PMI’s exports of crude oil and petroleum products to third parties and after intercompany eliminations increased by 27.1% in peso terms, from Ps. 27,568 million in 2002 to Ps. 35,029 million in 2003, as a result of increased prices of the crude oil that we exported and the strengthening of the dollar against the peso. In 2003, the trade income related to corporate and subsidiary companies, which includes the international trading activities of the PMI Group, decreased from Ps. 5,399 million in 2002 to Ps. 1,388 million in 2003, primarily due to a lower net gain from monetary position in 2003.

2002 Compared to 2001

Exploration and Production

In 2002, Pemex-Exploration and Production’s trade sales of crude oil and natural gas to the PMI Group increased by 10.3% in peso terms and by 11.8% in U.S. dollar terms, as a result of the increase in the weighted average price of crude oil which was partially offset by a 3.0% decline in the volume of crude oil exported. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $21.31 in 2002, as compared to U.S. $18.57 in 2001. Intersegment sales decreased by 5.4%, principally as a result of lower natural gas sales. Income related to exploration and production activities increased by 31.9% from Ps. 11,810 million in 2001 to Ps. 15,576 million in 2002, primarily as a result of the increase in export sales and a decrease in product purchases.

Refining

In 2002, trade sales related to refining activities increased by 2.0%, from Ps. 268,712 million in 2001 to Ps. 274,058 million in 2002 due to an increase in the IEPS Tax. Export sales related to refining activities increased by 142.6% from Ps. 2,792 million in 2001 to Ps. 6,773 million in 2002,as a result of an increase in sales of fuel oil and virgin stock. Net of the IEPS Tax, domestic sales related to refining activities decreased by 8.9%, from Ps. 158,989 million in 2001 to Ps. 144,848 million in 2002, principally due to a decrease in the domestic prices of our principal petroleum products. Intersegment sales decreased by 14.5%, to Ps. 8,438 million, largely due to a decrease in the sales of liquefied petroleum gas. In 2002, the total loss related to refining activities was Ps. 35,648 million, 15.5% greater than the loss of Ps. 30,869 million in 2001. The increased loss was primarily due to a decrease in the prices of domestic sales of our principal petroleum products (net of IEPS tax) and increases in the purchases of products due to higher prices and higher volume of crude oil purchased.

Gas and Basic Petrochemicals

In 2002, trade sales related to the natural gas and basic petrochemical business segment decreased by 8.9%, from Ps. 73,328 million in 2001 to Ps. 66,769 million in 2002. Liquefied petroleum gas sales decreased from Ps. 32,234 million in 2001 to Ps. 27,179 million in 2002, due to a decrease in the price of the product. The volume of domestic sales of basic petrochemicals decreased by 0.9% in 2002, from 869 thousand tons per year in 2001 to 861 thousand tons per year in 2002. Natural gas sales decreased by 0.9%, from Ps. 32,517 million in 2001 to Ps. 32,212 million in 2002, mainly due to an increase in inflation rates that was higher than the increase in prices for natural gas and resulted in a decrease in the value in constant pesos of sales of natural gas, despite an increase in the volume of natural gas sold. Income related to natural gas and basic petrochemicals increased by 183.6%, due to a decrease in costs of sales by a reduction in the value of product purchases from Pemex-Exploration and Production and third parties resulting from a fall in the price of natural gas, which was partially offset by the decrease in sales of liquefied petroleum gas and basic petrochemical products discussed above.

Back to Contents

Petrochemicals

In 2002, trade sales related to the petrochemicals business segment decreased by 13.5%, from Ps. 10,125 million in 2001 to Ps. 8,755 million in 2002. Prices and volumes for petrochemicals sold domestically decreased for a majority of our petrochemical products. In 2002, the volume of petrochemical exports increased by 28.1%, from 302 thousand tons in 2001 to 387 thousand tons in 2002. Losses related to petrochemical activities increased by 12.6%, from Ps. 10,851 million in 2001 to Ps. 12,221 million in 2002, mainly due to the recognition of a loss from the disposal of several plants of Ps. 2,370 million in 2002.

Corporate and Subsidiary Companies

In 2002, additional marginal trade sales revenues relating to PMI’s exports of crude oil and petroleum products to third parties and after intercompany eliminations increased by 18.9% in peso terms, from Ps. 23,180 million in 2001 to Ps. 27,568 million in 2002, as a result of the strengthening of the dollar against the peso. In 2002, the results of trade related to corporate and subsidiary companies, which includes the international trading activities of the PMI Group, went from a loss of Ps. 1.3 billion in 2001 to net income of Ps. 5.4 billion in 2002, primarily due to the increase in total sales by PMI discussed above and a net gain from monetary position.

U.S. GAAP Reconciliation

Operating results under U.S. GAAP differ from operating results under Mexican GAAP due to several factors. The most important of these factors are differences in methods of accounting for exploration and drilling costs, pension, seniority premiums and post-retirement benefit obligations, capitalized interest, impairment of fixed assets, depreciation, derivatives, profit in inventory and our investment in Repsol shares. For further information regarding these and other differences between Mexican and U.S. GAAP as they relate to our operating results, see Note 19 to our consolidated financial statements included herein.

Income and Equity (Deficit) under U.S. GAAP

For the year ended December 31, 2003, our loss under U.S. GAAP was approximately Ps. 66.3 billion, representing a Ps. 25.7 billion increase from the loss recorded under Mexican GAAP. For the year ended December 31, 2002, our loss under U.S. GAAP was approximately Ps. 32.7 billion, representing a Ps. 8.1 billion increase from the loss recorded under Mexican GAAP. For the year ended December 31, 2001, our loss under U.S. GAAP was approximately Ps. 23.3 billion, representing a Ps. 7.1 billion decrease from the loss recorded under Mexican GAAP. For further detail regarding the adjustments related to these amounts, see Note 19 to our consolidated financial statements included herein.

Our deficit under U.S. GAAP was approximately Ps. 44.4 billion at December 31, 2003, as compared to an equity of Ps. 17.1 billion at December 31, 2002. For further detail regarding the adjustments related to these amounts, see Note 19 to our consolidated financial statements included herein.

Exploration and Drilling Costs

Under Mexican GAAP, through 2003, we charge exploration and drilling costs to the equity reserve for exploration and depletion of oil fields. Exploration and drilling costs related to successful oil wells are credited to the equity reserve and recorded as fixed assets. Cost of sales is recognized by recording a charge for each barrel of crude oil extracted in the statement of operations and recording a credit to the equity reserve. Under U.S. GAAP, we initially capitalize the costs of drilling exploratory wells and exploratory-type stratigraphic test wells, which are subsequently charged to expense if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. Effective as of January 1, 2004, we will change our Mexican GAAP accounting policy and adopt a policy similar to that used under U.S. GAAP.

Back to Contents

Pensions and Post-retirement Benefits

Seniority premiums and pension plans are treated differently under U.S. GAAP and Mexican GAAP because of the different implementation dates required by Bulletin D-3 and SFAS No. 87. Under Mexican GAAP, we account for supplemental payments under its Bulletin D-3 calculations. However, we account for other health services benefits on a pay-as-you-go basis. Under U.S. GAAP, we follow the guidelines of SFAS No. 106, which uses the transitional recognition method in accounting for health service and other supplemental payments provided to retirees.

Fixed Asset Adjustments

•	Capitalization of interest. For Mexican GAAP purposes, we capitalize interest to property, plant and equipment based on the total interest cost incurred on loans allocated to construction projects, regardless of whether or not the amounts borrowed have been spent on such projects. For purposes of the U.S. GAAP reconciliation, we capitalize interest based upon total interest incurred in proportion to additions to construction in progress.

•	Impairment. For Mexican GAAP purposes, for the year ended December 31, 2003, we evaluated the carrying value of our long-lived assets under the value-in-use concept established by Bulletin B-10. Under U.S. GAAP, SFAS No. 144 requires that we evaluate our long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires us to write-down impaired assets to the fair value, if available, or the discounted present value of expected future cash flows on related assets. We measure impairment of our oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis. See “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards,” for a discussion of new impairment guidance under Mexican GAAP, which is effective as of January 1, 2004.

Derivatives

For Mexican GAAP purposes, we apply Bulletin C-2, which provides guidance for the definition of financial instruments and requires all financial instruments, with the exception of “held to maturity” instruments, to be recorded at fair value with the related adjustment recognized in earnings. “Held to maturity” instruments and certain derivative instruments qualifying as hedges are to be recorded at amortized cost subject to impairment evaluation. For U.S. GAAP purposes, we apply SFAS No. 133 (as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

The principal differences between Mexican GAAP and U.S. GAAP relate primarily to the accounting for cross currency swaps, foreign currency embedded derivatives and the accounting for the equity swap and other contracts related to the Repsol shares described in Note 10 to our consolidated financial statements included herein.

Profit in Inventory

Under Mexican GAAP, we value crude oil and derivatives for export at net realizable value with the difference between the net realizable value and cost recorded in earnings. By contrast, U.S. GAAP requires that inventories be recorded at net realizable cost, but not to exceed cost. For U.S. GAAP purposes, we have eliminated the effect of recognizing a profit within its inventory balance.

Back to Contents

Other Differences

In addition to these differences between Mexican and U.S. GAAP, other significant differences that affect our operating results relate to the accounting for accrued vacation, depreciation convention, our investment in Repsol shares and the sale of transport assets. See Note 19 to our consolidated financial statements included herein.

Recently Issued Accounting Standards

New Mexican GAAP Accounting Standards

The Mexican Institute of Public Accountants, or MIPA, issued Bulletin C-15, “Impairment and Disposal of Long-Lived Assets,” which provides specific criteria for determining when there is impairment in the value of long-lived assets for both tangible and intangible assets. Bulletin C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal, and provides guidance for accounting, presentation and disclosure for discontinued operations. The provisions of Bulletin C-15 are effective as of January 1, 2004, although early adoption is recommended. Effective January 1, 2004, we adopted the provisions of Bulletin C-15 and carried out a study to determine the value-in-use of our long-lived assets. The study has identified an impairment loss or decrease in value of our long-lived assets of approximately Ps. 10.0 billion.

In May 2004, the MIPA, issued Bulletin B-7, “Business Acquisitions,” which provides guidance for the accounting of business acquisitions and investments in affiliated entities. Bulletin B-7 requires that all business acquisitions and investments in affiliates be accounted for by the purchase method of accounting. Upon adoption of Bulletin B-7, goodwill ceases to be amortized and is instead tested annually for impairment. Bulletin B-7 also provides guidelines for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Adoption of Bulletin B-7 is effective for periods beginning on January 1, 2005, with early adoption encouraged. We believe that the adoption of Bulletin B-7 will not have a significant impact on our results of operations or financial position.

In April 2004, the MIPA issued Bulletin C-10, “Derivative Financial Instruments and Hedge Operations.” Bulletin C-10 establishes revised accounting and reporting standards and requires that all derivative instruments, including certain embedded derivative instruments, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized currently in earnings unless hedge accounting criteria is met. Bulletin C-10 is effective for periods beginning on January 1, 2005, with early adoption recommended. Although we have just begun to evaluate the impact that the adoption of Bulletin C-10 will have on our results of operations or financial position, we believe that the revised standards and requirements are more comparable to the standards and requirements of SFAS No. 133 under U.S. GAAP and believe that the adoption of Bulletin C-10 will not have a material impact on our consolidated financial statements. PEMEX is currently evaluating the impact the adoption of this Bulletin will have on its consolidated financial statements.

In 2003, the MIPA issued new Bulletin C-12, “Financial Instruments with Characteristics of Liabilities, Capital or Both,” which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance. The new bulletin establishes the methodology for separating the liabilities and capital components from the proceeds of the issuance of combined financial instruments. The methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs incurred in connection with the issuance of combined instruments should be assigned to liabilities and stockholders’ equity in proportion to the amounts of the components recognized as liabilities and stockholders equity, that the profits and losses related to financial instrument components classified as liabilities should be recorded in comprehensive financing cost and that distributions to owners of financial instrument components classified as capital should be charged directly to a stockholders’ equity account other than the net income for the year. Although this bulletin became effective on January 1, 2004, there is no requirement to restate information of prior periods or recognize an initial effect of adopting in the income for the year it is adopted, in accordance with the transitory provisions of the bulletin. We believe that the adoption of Bulletin C-12 will not have a material impact on our consolidated financial statements. PEMEX is currently evaluating the impact the adoption of this Bulletin will have on its consolidated financial statements.

Back to Contents

In December 2003, the MIPA issued Bulletin D-3 “Labor Obligations”, which will provide accounting and disclosure guidance with respect to post-retirement benefits other than pensions. This would include medical benefits and employee indemnities paid upon termination of an employment relationship prior to retirement. Bulletin D-3 will require that such amounts be actuarially determined in a manner similar to that required for pension accounting. The provisions of the standard related to post-retirement medical and other benefits is effective in 2004, while the provisions related to employee indemnities paid upon termination of an employee relationship are effective no later than 2005. We have begun to analyze the potential impact that this new bulletin may have on our financial position and results of operations and we expect this impact will be significant. We are in the process of obtaining the required data needed to perform the actuarial calculations and are analyzing the transition provisions of Bulletin D-3.

New U.S. GAAP Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46-R”). FIN 46-R amended the effective dates for a Non-Public entity, as defined therein. For Non-Public entities it applies by the beginning of the first fiscal year or interim period beginning after December 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before December 31, 2003, and immediately to variable entities created after December 31, 2003. We do not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on our consolidated financial statements.

In April 2004, the FASB issued a FASB Staff Position 141-1 and 142-1, “Interaction of FASB Statements No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,”and EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets” (“FSP 141-1 and 142-1”). FSP 141-1 and 142-1 defined mineral rights as tangible assets. If the guidance in FSP 141-1 and 142-1 results in the recharacterization of an asset, prior-period amounts on the statements of financial position shall be reclassified. Any effects on amortization or depreciation of the asset shall be accounted for prospectively. It applies to the first reporting period beginning after April 29, 2004, although early adoption is permitted. We do not expect that the adoption of FSP 141-1 and 142-1 will have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, is effective prospectively for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for PEMEX beginning January 1, 2004. We do not expect that the adoption of SFAS No. 150 will have a material impact on our consolidated financial statements.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers Disclosures about Pensions and Other Postretirement Benefits,” to improve financial statement disclosures for defined benefit plans. The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows and other relevant information, such as plan assets by category. A description of investment policies and strategies for these asset categories and target allocation percentages or target ranges are also required in financial statements. This statement is effective for financial statements with fiscal year ending after December 15, 2003. We adopted this statement at December 31, 2003 and provided the required disclosure in these financial statements.

Back to Contents

Item 6.    Directors, Senior Management and Employees

An eleven-member Board of Directors governs Petróleos Mexicanos. The President of Mexico appoints six members, including the Chairman of the Board of Directors. An amendment to the Organic Law requires that the members of the Board of Directors of Petróleos Mexicanos include the Secretary of the Ministry of the Environment and Natural Resources. The President of Mexico also appoints the Director General of Petróleos Mexicanos. The Sindicato de Trabajadores Petroleros de la República Mexicana (the Petroleum Workers’ Union, which we refer to as the Union) selects the remaining five directors from among our employees. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board. The members of the Board of Directors are not appointed for a specific term. The members of the Board of Directors, except for those members selected by the Union, serve subject to the discretion of the President of Mexico.

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

At an extraordinary session of the Board of Directors, held on May 12, 2004, the board approved the dissolution of three executive offices: Corporate Direction of Strategic Planning, Corporate Direction for Competitiveness and Innovation and Corporate Direction for Industrial Safety and Environmental Protection.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 10, 2004.

Back to Contents

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Fernando Elizondo Barragán	Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1949 Business experience: Presidential Link for the Tax Reform; Acting Governor of the State of Nuevo León; Secretary of Finance and General Treasurer of the State of Nuevo León. Other board memberships: Comisión Federal de Electricidad (Chairman); Luz y Fuerza del Centro (Chairman); Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Comisión Nacional del Agua.	2004

Mr. Fernando de Jesús Canales Clariond	Board Member of Petróleos Mexicanos and Secretary of the Economy
Born: 1946
Business experience: Governor of Nuevo León; Federal Congressman; and Assistant Director General of Grupo IMSA, S.A. de C.V.
	Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.; Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Centro Nacional de Metrología; Comisión Federal de Electricidad; Comisión Intersecretarial de Desincorporación; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial de Gasto-Financiamiento; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial para la Transparencia y el Combate a la Corrupción de la Administración Pública Federal; Fondo para la Micro, Pequeña y Mediana Empresa; Consejo Nacional de Ciencia y Tecnología; and Nacional Financiera.	2003

Mr. Alberto Cárdenas Jiménez	Board Member of Petróleos Mexicanos and Secretary of the Environment and Natural Resources Born: 1958 Business experience: Director General of Comisión Nacional Forestal; Governor of the State of Jalisco and Mayor of Zapotlán El Grande, Jalisco. Other board memberships: Comisión Federal de Electricidad.	2003

Mr. Luis Ernesto Derbez Bautista	Board Member of Petróleos Mexicanos and Secretary of Foreign Affairs
Born: 1947
Business experience: Secretary of the Economy; Independent Consultant of World Bank and Inter-American Development Bank; Responsible for Regional Areas of international interest of the World Bank (Chile, West and Central Regions of Africa, India, etc.); and Professor at the Instituto Tecnológico de Estudios Superiores de Monterrey.
	Other board memberships: Banco de Desarrollo de América del Norte; Banco Nacional de Comercio Exterior, S.N.C.; Comisión de Comercio Exterior; Comisión Intersecretarial para la Transparencia y el Combate a la Corrupción de la Administración Pública Federal; Consejo General de Investigación Científica y Tecnológica; Aeropuertos y Servicios Auxiliares; Telecomunicaciones de México; and Servicio Postal Mexicano.	2001

Back to Contents

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Pedro Cerisola y Weber	Board Member of Petróleos Mexicanos and Secretary of Communications and Transportation
Born: 1949
Business experience: Advisor to President Vicente Fox; General Coordinator for Vicente Fox’s Presidential Campaign; Projects and Planning of Aeropuertos y Servicios Auxiliares; and Regional Director General and Planning Director of Teléfonos de México, S.A. de C.V.
	Other board memberships: Aeropuertos y Servicios Auxiliares (Chairman); Caminos y Puentes Federales de Ingresos y Servicios Conexos (Chairman); Telecomunicaciones de México (Chairman); Servicio Postal Mexicano (Chairman); and Banco Nacional de Obras y Servicios Públicos, S.N.C.	2001

Mr. José Francisco Gil Díaz	Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit
Born: 1943
Business experience: Director General of Avantel; Director General of Economic-Finance Studies at the Ministry of Finance and Public Credit; Manager of the Organization and Information Analysis Unit at Banco de México; and Director General of Income Policy and Undersecretary of Income at the Ministry of Finance and Public Credit.
	Other board memberships: Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (Chairman); Banco Nacional de Comercio Exterior, S.N.C. (Chairman); Banco Nacional de Crédito Rural, S.N.C. (Chairman); Banco Nacional de Obras y Servicios Públicos, S.N.C. (Chairman); Casa de Moneda de México (Chairman); Nacional Financiera, S.N.C. (Chairman); Comisión Federal de Electricidad; Comisión Intersecretarial de Gasto Financiamiento (Chairman); Comisión Intersecretarial de Desincorporación (Chairman); Comisión Nacional Bancaria y de Valores; Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (Chairman); and Comisión Nacional de Seguros y Fianzas.	2001

Mr. Ramón Hernández Toledo	Board Member of Petróleos Mexicanos and Union Representative Born: 1937 Business experience: Federal Congressman; Supervisor “A” of Auxiliar Services; Chief of Cauldrons Custody and other positions in Petróleos Mexicanos.	1992

Mr. Pablo Pavón Vinales	Board Member of Petróleos Mexicanos and Union Representative Born: 1945 Business experience: Chief “A” of Workshops at Refinería Lázaro Cárdenas and other positions in Petróleos Mexicanos.	1992

Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos; Union Representative Born: 1954 Business experience: Senator; Treasury Secretary of the General Executive Committee of the Union; and General Secretary of Section 40 of the Union.	2001

Mr. Alejandro Sánchez Narváez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Plant Supervisor and other positions in Petróleos Mexicanos.	2001

Back to Contents

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Mario Martínez Aldana	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Technician of Railroad Equipment; Geographic Information Uplifting and other positions in Petróleos Mexicanos.	2001

Mr. Raúl Muñoz Leos	Director General Born: 1939 Business experience: President and Executive Vice-President of DuPont México, S.A. de C.V.	2000

Mr. Juan José Suárez Coppel	Chief Financial Officer Born: 1959 Business experience: Chief of Staff of the Secretary of Finance and Public Credit; Corporate Treasurer of Grupo Televisa; and Co-head of Equity Derivatives Trading in Banco Nacional de México S.A. Other board memberships: Deer Park Refining, L.P.; I.I.I. Servicios, S.A. de C.V.; Mexicana de Lubricantes, S.A. de C.V.; and Instituto Mexicano del Petróleo.	2001

Ms. Martha Alicia Olvera Rodríguez	Deputy Director of Programming and Budget Born: 1954 Business experience: Associate Managing Director of Planning and Financial Programming of Petróleos Mexicanos; Associate Managing Director of Budget Control of Petróleos Mexicanos; and Deputy Manager of Programs Integration of Petróleos Mexicanos.	2002

Mr. Victor Manuel Cámara Peón	Deputy Director of Financial Information Systems Born: 1943 Business experience: Director of Control and Operational Risk of Banco Nacional de México, S.A.; Director General of Human Resources of Banco Nacional de México, S.A.; and Administrative Director of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A. de C.V.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003

Mr. Rigoberto Ariel Yépez García	Deputy Director of Economic Planning Born: 1965 Business experience: Director General of Prices Policy of the Ministry of Finance and Public Credit; Associate Managing Director of Business Development of Pemex-Gas and Basic Petrochemicals; and Assistant Director General of Prices and Rates Policy of the Ministry of Finance and Public Credit Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.	2001

Mr. Octavio Javier Ornelas Esquinca	Deputy Director of Finance and Treasury Born: 1954 Business experience: Chief Financial Officer of Fénix S. de R.L. de C.V. (Deutsche Bank Asset Management Company in Mexico); Chief Financial Officer of Grupo Mina, S.A. de C.V. (Industrial and Services Holding Co.) and other industrial and service companies; Senior Financial Advisor in the privatization process of Mexican ports at Puertos Mexicanos; Chief Financial Officer at different banking institutions and financial groups; and Managing Director of the Banking Policy Unit of the Ministry of Finance and Public Credit.	2003

Back to Contents

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. José Manuel Carrera Panizzo	Deputy Director of Risk Management Born: 1969 Business experience: Manager of Foreign Exchange, Metals, Coins and International Agreements of Banco de México; Research Officer of Banco de México ; and Foreign Exchange Trader of Banco de México Other board memberships: MGI Trading, Ltd. (Vice-President); MGI Enterprises, Ltd. (Vice-President); and MGI Supply Ltd. (Vice-President).	2001

Mr. Octavio Aguilar Valenzuela	Corporate Director of Administration Born: 1958 Business experience: General Administrative Officer of the Ministry of Social Development; Director of Human Resources of Altos Hornos de México; and Liaisons Vice-President of Grupo Financiero Santander Mexico.	2004

(Vacant)	Deputy Director of Labor Relations

Mr. Juan Carlos Soriano Rosas	General Counsel of Petróleos Mexicanos Born: 1962 Business experience: Chief of Legal-Administrative Affairs of Banco de México; General Legal Director and Vice-President of Regulation and Supervision at the Comisión Nacional del Sistema de Ahorro para el Retiro; and Advisor of the Ministry of Finance and Public Credit.	2004

(Vacant)	Deputy Director of Corporate Services

Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Medical Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Deputy Manager of Administrative Technical Support of Petróleos Mexicanos; and Medical Advisor of the Corporate Services Management of Petróleos Mexicanos.	2000

(Vacant)	Deputy Director of Human Resources

(Vacant)	Deputy Director of Supplies

Mr. José Antonio Ceballos Soberanis	Corporate Director of Operations Born: 1943 Business experience: Director General of Pemex-Exploration and Production; Deputy Director of Trading of Pemex-Refining; and Executive Coordinator of Internal Trade of Petróleos Mexicanos. Other board memberships: Instituto Mexicano del Petróleo.	1997

Back to Contents

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Emilio Marco Aguilar	Deputy Director of Investment Projects Born: 1952 Business experience: Deputy Director of Programming and Budget of Petróleos Mexicanos; Associate Managing Director of Budgeting of Petróleos Mexicanos; Associate Managing Director of Operation and Results Evaluation; and Deputy Manager of Analysis and Evaluation of Petróleos Mexicanos.	2001

Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Planning and Operation Evaluation Born: 1959 Business experience: Associate Managing Director; Manager; and Superintendent of Petróleos Mexicanos.	2001

Mr. Pedro Silva López	Deputy Director of Operations Coordination Born: 1953 Business experience: Executive Director of Strategic Gas Program; Associate Managing Director of Strategic Planning of Pemex-Exploration and Production; Associate Managing Director of the Burgos Integral Project of Pemex-Exploration and Production; and Associate Managing Director of Planning (North Region) of Pemex-Exploration and Production.	2003

(Vacant)	Deputy Director of Industrial Safety and Environmental Protection

Mr. Andrés Antonio Moreno y Fernández	Corporate Director of Engineering and Project Development Born: 1938 Business experience: President of Mofal Consultores, S.C.; Deputy Director of Construction of the Comisión Federal de Electricidad; and Director General of Lumbreras y Túneles, S.A. de C.V.	2001

Mr. Ernesto Ríos Montero	Deputy Director of Engineering Born: 1936 Business experience: Director of Consultoría Empresarial Ejecutiva; Executive Vice President of Grupo Bufete Industrial; and Plant Manager of Síntesis Orgánicas, S.A. Other board memberships: Instituto Mexicano del Petróleo.	2001

Mr. Jorge Alberto Aguilar López	Deputy Director of Contracting Born: 1956 Business experience: Project Director of Grupo México; Manager of Financial Planning of Comisión Federal de Electricidad and Research Assistant at Instituto Mexicano del Petróleo.	2001

(Vacant)	Deputy Director of Industrial Plants Projects

Mr. Javier Pérez Saavedra	Deputy Director of Quality Control Born: 1945 Business experience: Director General of Pérez Saavedra y Asociados Consultores, S.A. de C.V.; Advisor to the Comisión Nacional del Agua; and Deputy Director of Management of the Comisión Nacional del Agua Other board memberships: Desarrollo de Negocios Prendarios, S.A. de C.V.	2001

Back to Contents

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Benigno Estrada Rodríguez	Head of the Internal Control Body Born: 1947 Business experience: Head of the Internal Control Body of Banco Nacional de Comercio Exterior, S.N.C.; Assistant Director General of Grupo Tek; and Recovery Director of Corporate Banking and Specialized Banking of Banca Cremi, S.A.	2003

Mr. Federico Domínguez Zuloaga	Head of Liabilities Area and Head of Complaints Area Born: 1959 Business experience: Deputy Administrator of Coercive Collection of the Ministry of Finance and Public Credit; Advisor of Political Parties of the Instituto Federal Electoral; and Chief of Loan Services for the Fondo para la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	2001

Mr. Aniceto del Río Chico	Head of Control and Evaluation Auditing Born: 1946 Business experience: Director General of Alger Consultores, S.C.; Director of Smiling Company, Director of Fit-Biz Executive Center; Director of Gecisa Internacional and Director of Producciones Patsa. Other board memberships: Smiling Company.	2003

Mr. Manuel Vázquez Bustillos	Head of the Auditing Area Born: 1939 Business experience: Associate Managing Director of Supervision of Entities and Affiliates of Petróleos Mexicanos; General Comptroller of the Ministry of Energy; General Comptroller of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; and Director General and President of Laboratorios Infan, S.A.	1997

Mr. Jorge Andrés Ocejo Moreno	Advisor Coordinator of the Director General Born: 1943 Business experience: Advisor Coordinator of the Secretary of Labor and Social Foresight; Secretary General of the National Executive Committee of Partido Acción Nacional; and Liaisons Secretary of the National Executive Committee of Partido Acción Nacional. Other board memberships: Colegio de Alta Dirección de Empresas, A.C. (Chairman).	2003

Mr. Melchor de los Santos Ordóñez	Executive Coordinator to the Director General Born: 1950 Business experience: Senator in the Mexican Congress; General Coordinator of Delegations of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and Head of Universidad Autónoma de Coahuila.	2001

Mr. Moisés Ithuriel Orozco García	Executive Advisor to the Director General Born: 1968 Business experience: Corporate Director of Administration of Petróleos Mexicanos; Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Advisor Coordinator of the Director General of Pemex-Petrochemicals; and Director General for Special Projects of the Ministry of Energy.	2004

Mr. Raoul Capdevielle Orozco	Technical Secretary of the Director General Born: 1943 Business experience: Deputy Comptroller of Liabilities of Petróleos Mexicanos; Legal Coordinator of Instalaciones Inmobiliarias para Industrias, S.A.; and Legal Director of Franchises of Triturados Basálticos y Derivados, S.A. de C.V.	2001

(Vacant)	Special Projects of the General Director Office

Back to Contents

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2000

Mr. Juan Bueno Torio	Board Member of Pemex-Exploration and Production (refer to Pemex-Refining)	2003

Mr. Marcos Ramírez Silva	Board Member of Pemex-Exploration and Production (refer to Pemex-Gas and Basic Petrochemicals)	1996

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Exploration and Production (refer to Pemex-Petrochemicals)	2001

Mr. Juan José Suárez Coppel	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2002

Mr. Carlos Hurtado López	Board Member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Ministry of Finance and Public Credit
Born: 1955
Business experience: Coordinator of Advisors for Political, Economic and Social Matters in the Presidency; Mexico’s Representative to the Organization for Economic Cooperation and Development; General Coordinator of Fondo Nacional de Apoyo a Empresas de Solidaridad; and Director General of Economic and Social Policy.
	Other board memberships: Aeropuertos y Servicios Auxiliares; Ferrocarriles Nacionales de México; Comisión Federal de Electricidad; and Luz y Fuerza del Centro.	2001

Mr. Héctor Moreira Rodríguez	Board Member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1946 Business experience: Undersecretary of Energy Policy and Technological Development of the Ministry of Energy; Vice-Chancellor of Instituto Tecnológico de Estudios Superiores de Monterrey; Chief of the Strategic Planning Unit of the Presidency. Other board memberships: Centro de Investigación y Docencia Económica.	2004

Back to Contents

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Salvador Rubén Ortiz Vértiz	Board Member of Pemex-Exploration and Production and General Coordinator of Mining of the Ministry of Economy Born: 1949 Business experience: Assistant Director and Deputy Director of Sectorial Studies for Grupo Financiero Banamex-Accival, S.A.; Senior Advisor to the Energy Sector and Basic Industries of Grupo Financiero Banamex-Accival, S.A.; and Advisor of the Crude Oil Sector for Banco Nacional de México, S.A. Other board memberships: Consejo de Recursos Minerales; Fideicomiso de Fomento Minero; Exportadora de Sal, S.A. de C.V.; and Transportadora de Sal, S.A. de C.V.	2002

Mr. Luis Ramírez Corzo y Hernández.	Director General Born: 1948 Business experience: Director General of Turbinas Solar, S.A. de C.V. Other board memberships: Desarrollos Inmobiliarios CUGA, S.A. de C.V. (Chairman).	2001

Mr. Federico Alberto Martínez Salas	Deputy Director of Engineering and Strategic Works Development Born: 1943 Business experience: Executive Director of Cantarell Project; Deputy Director of Primary Production Projects of Petróleos Mexicanos; and Board Member of Gutsa Constructores, S.A. de C.V.	2001

Mr. J. Javier Hinojosa Puebla	Deputy Director (Northeast Marine Region) Born: 1958 Business experience: Coordinator of the Executive Commercial Operative Coordination, Associate Managing Director of Analysis and Investment Evaluation in Exploration, Associate Managing Director of Technical Operative Coordination (South Region), and Associate Managing Director of Production (South Region) of Pemex-Exploration and Production.	2003

Mr. Alfredo Eduardo Guzmán Baldizán	Deputy Director (North Region) Born: 1947 Business experience: Executive Coordinator of Exploration Strategies, Associate Managing Director of Planning (North Region), and Associate Managing Director of Exploration (North Region), of Pemex-Exploration and Production.	2003

Mr. José Tomás Limón Hernández	Deputy Director of Operations and Trade Born: 1943 Business Experience: Deputy Director of Operations Coordination; Associate Managing Director of Programming and Evaluation; Director of the Cantarell Project; and Administrator of Cantarell Asset.	2003

Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1946 Business Experience: Director General of Industrias Tecnos S.A. de C.V.; Plant Manager of Industrias Tecnos S.A. de C.V.; and Plant Manager of Dupont S.A. de C.V.	2003

Back to Contents

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Heberto Ramos Rodríguez	Deputy Director (South Region) Born: 1951 Business experience: Associate Managing Director of Planning (South Region); Associate Managing Director of Drilling and Well Maintenance (South Region); and Associate Managing Director of the Marine Drilling Project of Pemex-Exploration and Production.	2003

Mr. Héctor Leyva Torres	Deputy Director of Marine Services Coordination Born: 1948 Business experience: Deputy Director (Southwest Marine Region); Deputy Director (South Region); Associate Managing Director of Production (Marine Region); Associate Managing Director of Production (South Region) and General Superintendent of Exploration District in the Marine Zone of Pemex-Exploration and Production. Other board memberships: Administración Portuaria Integral de Dos Bocas, Tabasco.	2003

Mr. Rafael J. Bracho Ransom	Deputy Director of Management and Finance Born: 1947 Business experience: Director of Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and Deputy Director of Finance of Pemex-Gas and Basic Petrochemicals.	2002

Mr. Pedro Javier Caudillo Márquez	Deputy Director of Drilling and Well Maintenance Born: 1945 Business experience: Chief of Non-Conventional Drilling, Deputy Manager of Drilling Evaluation, and Superintendent of Drilling and Well Maintenance of Pemex-Exploration and Production.	2003

Mr. Luis Sergio Guaso Montoya	Executive Director of the Multiple Services Contracts Models Born: 1963 Business Experience: Executive Director of the Multiple Services Contracts Project; Associate Managing Director of Economic Analysis of Pemex-Exploration and Production; Associate Managing Director of Investment Resources of Pemex-Exploration and Production; Economic Advisor of PMI Holdings North America, Inc.	2002

Mr. Carlos A. Morales Gil	Deputy Director of Planning and Evaluation Born: 1954 Business experience: Deputy Director (South Region), Associate Managing Director of Planning, Associate Managing Director of Production, and Coordinator of Oilfields Management of Pemex-Exploration and Production.	2001

Mr. Francisco Javier Barraza Rodríguez	Deputy Director of Technology Information Coordination Born: 1943 Business experience: Technical Support on Documental Technology of Imaxserve; Director of Administrative Systems of Scotiabank Inverlat; and External Consultant on Administrative Systems of Banco Nacional de México, S.A.	2003

Back to Contents

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Ricardo Palomo Martínez	Deputy Director (Southwest Marine Region) Born: 1954 Business experience: Manager of Burgos Production Asset, Associate Managing Director of Proyecto Integral Cuenca Burgos, and General Superintendent Reynosa District.	2003

Mr. Héber Cinco Ley	Deputy Director of Technical Coordination of Exploitation Born: 1946 Business Experience: Director General of Asesoría y Servicios Petroleros S.A. de C.V.; University Professor of Universidad Nacional Autónoma de México; and Reservoir Engineer of Standard Oil Company.	2003

Mr. Adán Ernesto Oviedo Pérez	Deputy Director of Technical Coordination of Exploration Born: 1956 Business Experience: Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production; Manager of Salina del Istmo Exploration Asset; and Chief of the Marbella Project of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V. (Vice President).	2003

Mr. Jorge Javier Ramos Negrete	Head of the Internal Control Body Born: 1950 Business Experience: Head of the Internal Control Body in Procuraduría Federal del Consumidor; Local Treasurer in Ciudad Juárez and Income Director of Ciudad Juárez.	2003

Mr. Teódulo Gutiérrez Acosta	Deputy Director of Human Resources, Competitiveness and Innovation Born: 1944 Business Experience: Associate Managing Director of Professional Development and Technological Development of Pemex-Exploration and Production; Chief of the Crude Oil Exploitation Department at Universidad Nacional Autónoma de México; and Associate Managing Director of Production Technology Development of Pemex-Exploration and Production.	2003

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2000

Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001

Mr. Marcos Ramírez Silva	Board Member of Pemex-Refining (refer to Pemex-Gas and Basic Petrochemicals)	1996

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Refining (refer to Pemex Petrochemicals)	2001

Mr. Carlos Hurtado López	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001

Back to Contents

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Hector Moreira Rodríguez	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2003

Mr. Andrés Antonio Moreno y Fernández	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2002

Mr. Sergio Alejandro García de Alba Zepeda	Board Member of Pemex-Refining and Undersecretary for Small and Medium Companies of the Ministry of Economy
Born: 1955
Business experience: Vice-president of Axtel; Secretary of Economic Promotion of the State of Jalisco; Partner of FIBRART, S.A. de C.V. and Vice-President of Confederación de las Cámaras Industriales de los Estados Unidos Mexicanos.
	Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.; Centro de Investigación y Asistencia Tecnológica y Diseño del Estado de Jalisco, A.C.; Centro de Investigación y Asistencia Tecnológica en Cuero y Calzado, A.C.; Consejo Nacional de Ciencia y Tecnología; Comisión Mixta para la Promoción de las Exportaciones (Chairman); Exportadores Asociados, S.A. de C.V.; Instituto Nacional de Estadística, Geografía e Informática; Nacional Financiera, S.N.C.	2003

Mr. Juan Bueno Torio	Director General Born: 1953 Business experience: Undersecretary for Small and Medium Enterprise of the Ministry of Economy; Federal Congressman; and General Manager of Grupo Empresarial Bueno.	2003

Mr. Miguel Tame Domínguez	Deputy Director of Production Born: 1946 Business experience: Manager of Refinería Miguel Hidalgo; Manager of Refinería Gral. Lázaro Cárdenas; Manager of Refinería Ing. Antonio M. Amor; and Associate Managing Director of Production Control.	2003

Mr. Carlos Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Deputy Director of Trading of Pemex-Petrochemicals, Director General of C.P. Estrategia y Servicios, S.A. de C.V.; and Director General of Dermet, S.A. de C.V.	2003

Mr. Pedro Carlos Gómez Flores	Deputy Director of Storage and Distribution Born: 1951 Business experience: Deputy Director of Organization Development; Deputy Director of Sectorial Relations, Deputy Director of Strategic Planning of Petróleos Mexicanos; Deputy Director of Distribution of Pemex-Refining; and Deputy Director of Natural Gas and Sulphur of Pemex-Gas and Basic Petrochemicals.	2004

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Finance and Management Born: 1951 Business experience: Director General of Canacero; Deputy Delegate of Management of Delegación Benito Juárez; and Director General of Trichem de México, S.A. de C.V.	2003

Back to Contents

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Manuel Betancourt García	Deputy Director of Planning, Coordination and Evaluation Born: 1947 Business experience: Director General of Industrial Development of Hydrocarbons of the Ministry of Energy; Director General of Policy and Energy Development of the Ministry of Energy; Advisor Coordinator of the General Administrative Officer and Director General of Gas of the Ministry of Commerce and Industrial Development.	2003

Mr. Juan Daniel Gómez Bilbao	Auditor of Industrial Safety and Environmental Protection Born: 1948 Business experience: Associate Managing Director of Program Evaluation of the Corporate General Comptroller of Petróleos Mexicanos; Deputy Director of Training and Technical Services of Instituto Mexicano del Petróleo; and Deputy Director of Research and Technological Development in Industrial Transformation of Instituto Mexicano del Petróleo.	2001

Mr. José María Eugenio Núñez Murillo	Head of the Internal Control Body Born: 1948 Business experience: Federal Congressman; Chief Accountant of Finance of the LVIII Legislature of the State of Jalisco; and Director Partner of Nuñez Asesores, S.C.	2003

Back to Contents

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2000

Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001

Mr. Juan Bueno Torio	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Refining)	2001

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex Petrochemicals)	2001

Mr. Carlos Hurtado López	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001

Mr. Héctor Moreira Rodríguez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2004

Mr. Juan José Súarez Coppel	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2002

Ms. María de Lourdes Dieck Assad	Board Member of Pemex-Gas and Basic Petrochemicals and Undersecretary of Economic Liaisons and International Cooperation of the Ministry of Foreign Affairs Born: 1954 Business experience: Advisors Coordinator of the Secretary of Economy; Director of the Ph.D. Program of the Graduate School of Business at Instituto Tecnológico de Estudios Superiores de Monterrey; Professor and Researcher in Economics at Instituto Tecnológico de Estudios Superiores de Monterrey; and Professor and Chair of the Economics Department at Trinity College	2003

Mr. Marcos Ramírez Silva	Director General Born: 1957 Business experience: Deputy Director of Liquefied Gas and Basic Petrochemicals of Pemex-Gas and Basic Petrochemicals; Deputy Director of Planning and Operative Control of Pemex-Gas and Basic Petrochemicals; and Commercial Director of Petroleum and Petrochemical Products of P.M.I. Comercio Internacional, S.A. de C.V.	1996

Mr. Roberto Ramírez Soberón	Deputy Director of Planning Born: 1950 Business experience: Commercial Associate Managing Director, Associate Managing Director of Control and Measuring, Associate Managing Director of Marketing, and Deputy Manager of Solvents of Pemex-Gas and Basic Petrochemicals.	1997

Mr. Salvador García-Luna Rodríguez	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1959 Business experience: Commercial Director of Crude Oil of P.M.I. Comercio Internacional, S.A. de C.V.; Commercial Associate Managing Director of Petroleum Products of P.M.I. Comercio Internacional, S.A. de C.V.; and Deputy Manager of Residuals of PMI Comercio Internacional, S.A. de C.V.	1996

Mr. Luis Felipe Luna Melo	Deputy Director of Natural Gas Born: 1956 Business experience: Commercial Representative in Tokyo and Deputy Manager of Analysis of P.M.I. Comercio Internacional, S.A. de C.V.; and President of P.M.I. Holdings North America, Inc.	1996

Mr. Claudio Enrique Trulín Espinosa	Deputy Director of Management and Finance Born: 1945 Business experience: Associate Managing Director of Internal Management and Corporate Support of Petróleos Mexicanos; Advisor to the Ministry of Public Security; Executive Director of Logistics Support of the Ministry of Public Security of the Federal District; and Technical Secretary of Industrial Safety and Environmental Protection Auditing of Petróleos Mexicanos.	2001

Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Various positions in Petróleos Mexicanos.	1996

Mr. Claudio F. Urencio Castro	Deputy Director of Pipelines Born: 1949 Business experience: Director General of Programming and Budget of the Federal District Department; Director of Economic Research of Bancomer S.N.C.; and Director General of Economic Analysis of the Ministry of Commerce and Industrial Development.	1996

Mr. Rubén René Paredes Corral	Head of the Internal Control Body Born: 1966 Business experience: Chief of the Governmental Auditing Unit at the Ministry of Public Service; Head of the Internal Control Body of Comisión Federal de Electricidad; and Director of Finance of Toshiba America Consumer Products.	2003

Back to Contents

Pemex- Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Raúl Muñoz Leos	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2000

Mr. Luis Ramírez Corzo y Hernández	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001

Mr. Juan Bueno Torio	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2001

Mr. Marcos Ramírez Silva	Board Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	1996

Mr. Carlos Hurtado López	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001

Mr. Héctor Moreira Rodríguez	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2004

Mr. Andrés Antonio Moreno y Fernández	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2002

Mr. Juan Antonio García Villa	Board Member of Pemex-Petrochemicals and Undersecretary of Foreign Investment and International Trade Practices of the Ministry of Economy
Born: 1945
Business experience: Senator and Local Congressman in Coahuila; Advisor of the Governor of the State of Coahuila; Editorial Contributor of Organización Editorial Mexicana; and Professor at Universidad Iberoamericana.
	Other board memberships: Luz y Fuerza del Centro; Centro de Investigación en Química Aplicada; Fondo de Información y Documentación para la Industria; Corporación Mexicana de Investigación en Materiales; Centro de Investigación y Desarrollo Tecnológico en Electroquímica; Fondo de Investigación y Desarrollo para la Modernización Tecnológica; Centro de Ingeniería y Desarrollo Industrial; Fondo para el Fortalecimiento de las Capacidades Científicas y Tecnológicas; Comisión Federal de Electricidad; Comisión Nacional de Normalización; and Coordinación de la Inversión Pública Federal.	2003

Back to Contents

Pemex- Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General and other positions in Industrias Negromex, S.A. de C.V. and Adviser to several companies of Grupo DESC.	2001

Mr. Lorenzo Aldeco Ramírez	Deputy Director of Operations Born: 1955 Business experience: Deputy Director of Planning of Pemex-Petrochemicals; Manager of Operations of Servicios de Operaciones de Nitrógeno, S.A. de C.V.; Manager of Chemical Plant of Industrias Negromex, S.A. de C.V.; and Manager of Acquisitions of Industrias Negromex, S.A. de C.V.	2001

Mr. Abraham Klip Moshinsky	Deputy Director of Planning Born: 1956 Business Experience: Director General of Blindajes Automundo, S.A. de C.V.; Director General of Carrocerías y Adaptaciones Automotrices, S.A. de C.V.; and Operations Manager of Industrias Negromex, S.A. de C.V.	2002

Mr. Mario Hugo González Petrikowsky	Deputy Director of Management and Finance Born: 1937 Business experience: Associate Managing Director of Budgeting; Advisor to the Deputy Direction of Programming and Budgeting; and Deputy Director of Planning of Pemex-Petrochemicals.	2001

Mr. Tomás Manuel Beamonte Cisneros	Deputy Director of Trading Born: 1956 Business experience: Commercial Director of Celanese Mexicana; Director of Operations Supports (Purchases) of Celanese Mexicana; and Director of New Business of Celanese Mexicana. Other board memberships: Universidad Latinoamericana; Resinas TB (Chairman); and VRBC (Chairman).	2004

Mr. Felipe de Jesús Barragán Alvídrez	Head of the Internal Control Body Born: 1950 Business experience: Head of the Internal Control Body of Petroquímica Morelos, S.A. de C.V.; Head of the Internal Control Body of Petroquímica Escolín, S.A. de C.V.; and Deputy Comptroller of Auditing of Pemex-Petrochemicals	2003

Compensation of Directors and Officers

For the year ended December 31, 2003, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (93 persons) paid or accrued in that year for services in all capacities was approximately Ps. 288 million. Members of the boards of directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services.

Board Practices

Neither the members of the boards of directors nor the executive officers are appointed for a specific term. The members of the boards of directors, except for those selected by the Union, and the Directors General of Petróleos Mexicanos and the subsidiary entities serve subject to the discretion of the President of Mexico.

Back to Contents

Compliance with the Sarbanes-Oxley Act

As a foreign registrant, we are subject to certain provisions of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act). We are currently assessing these provisions in order to comply with them. Although some provisions of the Sarbanes-Oxley Act do not apply to us, given that our securities are not listed on any U.S. stock exchanges, we are considering implementation of these requirements because we acknowledge that they promote better corporate governance practices.

We are currently evaluating the provisions of the Sarbanes-Oxley Act and specific rules issued by the SEC related to audit committees and their functions. As no audit committee has yet been formed, the entire Board of Directors of Pétroleos Mexicanos is presently acting as our audit committee as specified by Section 3(a)(58)(B) of the Exchange Act.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2003, Petróleos Mexicanos and the subsidiary entities had 138,215 employees, as compared with 137,134 at December 31, 2002. During 2003, Petróleos Mexicanos and the subsidiary entities employed an average of 15,867 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,
						2003
	1999	2000	2001	2002	2003	% of Total

Pemex-Refining	48,939	47,717	47,710	47,341	46,692	33.78
Pemex-Exploration and Production	43,417	46,215	43,208	44,658	46,322	33.51
Pemex-Petrochemicals	13,900	13,526	14,578	14,360	14,203	10.28
Pemex-Gas and Basic Petrochemicals	10,690	10,595	11,716	11,977	12,104	8.76
Petróleos Mexicanos	15,550	17,038	17,640	18,798	18,894	13.67

Total	132,496	135,091	134,852	137,134	138,215	100.00

PMI Group	289	303	324	330	318	—

Source: Petróleos Mexicanos.

The Union represents approximately 79.3% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are our employees and they elect their own leadership from among their ranks. Since the Union’s official establishment in 1938, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations. However, there was an investigation and judicial proceeding relating to certain alleged improper diversions of federal monies by Union officials, which resulted in an offer by the Union to pay to us, over a period of years, Ps. 1,580 million for the amounts allegedly diverted from us. See “Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations.”

Our relationship with our employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement regulates extensively all aspects of the relationship of Petróleos Mexicanos and the subsidiary entities with their employees. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Petróleos Mexicanos and the Union renewed the collective bargaining agreement effective August 1, 2001, pursuant to which wages were increased by 8.5%. This renewed contract was set to expire on July 31, 2003. However, following an impasse in negotiations over salaries and a threat of a strike, on September 29, 2002, we reached an agreement with the Union on a total salary increase of 7.3% (consisting of a 5.5% increase in wages and a 1.8% increase in benefits). We paid this increase in wages and benefits to our workers, including retirees in accordance with the collective bargaining agreement, retroactively to August 1, 2002. On July 18, 2003, Petróleos Mexicanos and the Union renewed the collective bargaining agreement, effective August 1, 2003, which provided for a 4.3% increase in wages and several increases in benefits oriented to improve productivity. The renewed contract is set to expire on July 31, 2005.

Back to Contents

In accordance with the collective bargaining agreement and the Federal Labor Law, Petróleos Mexicanos and the subsidiary entities are under an obligation to pay seniority premiums to retiring employees and pension and death benefits to retired employees or their survivors. Retirees are entitled to receive increases in their pensions whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their families and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees’ mortgage loans.

On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a new trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the Pemex Labor Fund amounted to Ps. 10,674 million in 2002 and Ps. 17,185 million in 2003.

Back to Contents

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

The Mexican Government also directs many executive decisions at us. Mexican Government ministers hold a majority of the seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy of Mexico is the Chairman of the Board. The General Comptroller’s Office of the Mexican Government (SFP) appoints our external auditors and the Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government” and “Item 10—Additional Information—Share Capital.”

Related Party Transactions

Under Article 8, Section XI of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), which is applicable to all of our employees, our employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, laboral, or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members of.”

Back to Contents

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

In August 2003, the Union filed a claim against Petróleos Mexicanos before the Junta Federal de Conciliación y Arbitraje (Federal Council of Conciliation and Arbitration) arguing that certain benefit payments have not been made. The initial hearing to discuss the possible mediation of the claim, as well as the admissibility of evidence, has not yet been held; therefore, we are not able to quantify the potential economic impact of a final ruling in favor of the Union.

For information on our negotiations with the Union and collective bargaining agreements, see “Item 6—Directors, Senior Management and Employees—Employees.”

Mexican Government Audits and Other Investigations

In 2001, the SFP conducted an audit of our operations in 2000 and previous years. In the audit, SFP identified a series of transactions between PEMEX and the Union during 2000 which we believe involved illicit behavior. We describe the transactions, allegations and related proceedings below.

On January 21, 2002, SFP announced that it had submitted a criminal complaint to the Procuraduría General de la República (the Office of the Federal Attorney General) for the diversion of Ps. 1,580 million in federal monies from us to the Union from March 2000 to October 2000. SFP has alleged that the payments were not properly made under applicable Mexican laws and government regulations.

In addition, the Federal Attorney General filed charges against certain of our former officers charging them with exceeding the scope of their corporate powers in executing the several transactions under investigation. On March 20, 2002, Petróleos Mexicanos filed three criminal complaints with the Federal Attorney General requesting prosecution principally of Rogelio Montemayor Seguy (former Director General), Carlos Juaristi Septién (former Corporate Management Director) and Juan José Domene Berlanga (former Chief Financial Officer) for acting illegally, outside the scope of their corporate powers and without the consent of the Board of Directors of Petróleos Mexicanos, our general counsel or the Mexican Government to illegally divert to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 million previously identified by SFP in its complaint). On that same date, the Federal Attorney General filed charges against Manuel Gómez Peralta Damirón (also a former Corporate Management Director) for the alleged commission of the crime of embezzlement in connection with the aforementioned diversion of funds to the Union. The evidentiary stage in the case against him is in its final stages.

Mr. Montemayor resigned from PEMEX effective November 30, 2000, concurrent with President Fox’s appointment of Raúl Muñoz Leos as Director General. Messrs. Juaristi and Domene ended their affiliation with PEMEX in February 2001 as a result of the change in administration following the appointment of Mr. Muñoz Leos. In May 2002, a Mexican federal judge issued arrest warrants against these and certain other former officers of Petróleos Mexicanos for their embezzlement and unlawful use of their corporate powers and privileges. In 2002, Mr. Montemayor surrendered himself to U.S. federal authorities in Texas instead of federal authorities in Mexico, and the Mexican Government has subsequently requested that the U.S. authorities extradite him to Mexico. The hearing on his extradition has been set for July 16, 2004.

Back to Contents

On September 10, 2002, the Federal Attorney General submitted a request to the Mexican Congress to remove the legislative immunity from prosecution of Senator Ricardo Aldana Prieto, who is a member of the Board of Directors of Petróleos Mexicanos as a representative of the Union, for his participation in the illegal diversion of our funds. Senator Ricardo Aldana Prieto will complete his term in 2006, and will continue to have legislative immunity unless the Congress strips him of it. If the Congress strips him of his legislative immunity, the Federal Attorney General will be able to proceed with the criminal prosecution.

In July 2003, the Federal Attorney General closed its investigation against Messrs. Montemayor, Juaristi and Domene with regard to the charges of money laundering and organized crime, on the grounds that it had insufficient proof to support these charges. Nevertheless, these former officers continue to be sought by the federal courts of Mexico for their alleged commission of the crimes of embezzlement, electoral embezzlement, wrongful use of powers and, in the case of Messrs. Juaristi and Domene, improper exercise of a public service.

A Mexican judge issued two arrest warrants in September and October 2003 and issued formal imprisonment writs in October 2003 against Carlos Romero Deschamps (a former federal Congressman), in connection with the investigation, commencing the criminal trial against him. This criminal trial is in the evidentiary stages.

The Union has offered to pay, over a period of years, Ps. 1,580 million to us for the amounts allegedly diverted from us through the transactions under investigation. This offer was accepted by the Board of Directors of Petróleos Mexicanos on September 1, 2003 and any restitution received will be appropriately recorded as a gain in the period in which cash is received, in accordance with both Mexican and U.S. GAAP.

Since learning from SFP about the illegal diversion of funds, we have been cooperating with SFP and the Office of the Federal Attorney General to prosecute the responsible persons. In addition, our Director General has promoted a number of initiatives and has enacted certain rules in order to promote a culture of ethics and prevent corruption in our daily operations. On July 31, 2002, a code of ethics for federal public servants (Código de Ética de los Servidores Públicos de la Administración Pública Federal) was published in the Official Gazette of the Federation containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance ofpublic work by public officers. Prior to this, President Vicente Fox Quesada’s cabinet had committed to follow a code of ethics which embodies the conduct that the people of Mexico expect of their public servants. On October 3, 2003, our Director General announced a corporate code of conduct for Petróleos Mexicanos and the subsidiary entities, el Código de Conducta de Petróleos Mexicanos y Organismos Subsidiarios (the Code of Conduct of Petróleos Mexicanos and the subsidiary entities) that defines the code of conduct expected from all workers in Petróleos Mexicanos and its subsidiary entities in the daily performance of their duties, and which is designed to promote transparency and prevent abuses. In addition, on May 12, 2004, the Board of Directors of Petróleos Mexicanos adopted a Code of Ethics for our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. For more information on this Code of Ethics, see “Item 16B—Code of Ethics.” We expect that these efforts will result in a more effective system of internal controls.

In October 2000, in accordance with Article 73 of the Acquisitions, Leasing and Public Sector Services Law, Pemex-Refining settled a legal dispute with Productos Ecológicos S.A. de C.V. (Proesa) relating to the early termination of a long-term MTBE supply and services contract involving an MTBE plant that was never built before the Court for International Arbitration of the International Chamber of Commerce. Proesa’s initial claim against Pemex-Refining was for approximately U.S. $650 million. However, after discussion and negotiation in private arbitration proceedings, Pemex-Refining agreed to settle the dispute for a total amount of approximately U.S. $146.5 million (U.S. $127 million plus taxes). The settlement was formalized by an agreement between Pemex-Refining and Proesa, dated October 16, 2000, and fully paid on the same date; the full payment was recorded as an expense in 2000. Pemex-Refining has submitted a criminal complaint to the Office of the Federal Attorney General against former officers of Pemex-Refining for unlawful use of their corporate powers and privileges in connection with the negotiation and settlement of this claim. This criminal process is in the evidentiary stages.

Back to Contents

 Actions Against the Illicit Market in Fuels in Mexico

We are working with the Mexican Government’s Ministry of Finance and the Ministry of Energy to implement a number of measures to combat the illegal trade in fuels. This illegal trade is primarily the product of theft from pipelines, theft from our installations and the smuggling of products used to adulterate fuels. In connection with the implementation of these measures, the Federal Criminal Code was modified to include as a high crime the theft or exploitation of hydrocarbons or its derivatives without consent or authorization. The Federal Preventive Police has guarded Pemex-Refining’s installations, which has helped to reduce the illicit market in fuels. Pemex-Refining is implementing several measures to prevent and fight the illicit market in fuels, including the development of an electronic control system in retail service stations that can detect irregularities, the installation of a system that allows us to detect and locate leaks from pipelines and the utilization of satellite monitoring of tankers.

Civil Actions

In March 1999, Zapata Internacional, S.A. de C.V. (“Zapata”) filed a claim in a Mexican court against Pemex-Exploration and Production arguing that work under a construction agreement had been concluded but had not been paid for. Following a ruling in favor of Zapata, a judgment of approximately Ps. 9.2 million plus interest was entered against Pemex-Exploration and Production. In November 2003, Zapata filed a motion to execute this judgment for a sum of Ps. 2.5 billion, and in March 2004, Pemex-Exploration and Production was ordered to pay Ps. 1.6 billion. Pemex-Exploration and Production has filed an appeal to contest the monetary sum awarded. We believe we have sufficient elements to support our appeal. Accordingly, we have not created a reserve to pay for any potential judgment or settlement.

In March 2000, Construcciones Industriales del Golfo, S.A. de C.V. filed a claim in a Mexican court against Pemex-Refining and Petróleos Mexicanos arguing that work under a construction agreement had been concluded but had not been paid for. In February 2004, following a ruling in favor of Construcciones Industriales del Golfo, S.A. de C.V., a judgment of approximately U.S. $4.6 million plus accrued interest was entered against Pemex-Refining. Petróleos Mexicanos has filed an appeal, as a decision regarding expenses was not included in such judgment.

In September 2001, CONPROCA, the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration in accordance with the International Chamber of Commerce rules against Pemex-Refining related to expenses incurred by CONPROCA in providing those services. The claim is for U.S. $648.1 million. The parties have agreed on the competency of the International Arbitration Court to hear and resolve the technical and legal disputes related to the claim. The parties filed their respective responses before the International Arbitration Court on November 18, 2003, and their respective rejoinders were filed before the deadline of May 7, 2004. On May 28, 2004, Petróleos Mexicanos and Pemex-Refining filed a writ for additional claims against CONPROCA for approximately U.S. $36 million plus taxes.

In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a claim in a Mexican court for breach of contract against Pemex-Exploration and Production and Petróleos Mexicanos in connection with the removal of deposits in the Salamanca refinery. The claim seeks an award of approximately Ps. 15.2 million for works performed and not paid and approximately U.S. $219.6 million for damages. On May 6, 2004, Pemex-Exploration and Production and Petróleos Mexicanos responded by arguing that the court failed to have jurisdiction. The following day, the court announced that it was suspending this claim until a preliminary judgment regarding jurisdiction has been pronounced.

Two claims have been presented in connection with the MSC, one by the Unión Nacional de Trabajadores de Confianza de la Industria Petrolera (the National Alliance of Non-Union Petroleum Industry Workers) and the other by a group of Congressmen, led by Senator Manuel Barlett Díaz. In the first case, a civil claim was presented in April 2004 alleging that the MSC entered into between Pemex-Exploration and Production and Repsol Exploración México, S.A. de C.V. was void because it violated Article 27 of the Political Constitution of the United Mexican States. Pemex-Exploration and Production denied the validity of this argument and responded by asserting all applicable legal defenses. On June 22, 2004, the judge issued a preliminary judgment declaring that the court did not have jurisdiction over the claim. In the second case, on May 6, 2004, prior to acknowledging receipt of the claim, the judge made a motion to require Pemex-Exploration and Production to fulfill certain requirements in connection with the aforementioned MSC. Pemex-Exploration and Production filed an initial response to vacate this motion, which was denied, and plans to file an appeal. Neither of these claims seek monetary damages as relief, rather they seek to prevent the execution of the MSC through a declaration that the MSC are void.

Back to Contents

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although Petróleos Mexicanos pays an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During, 1999, 2000, 2001, 2002 and 2003, Petróleos Mexicanos made advance payments to the Mexican Government in the aggregate of Ps. 6,424 million, Ps. 6,384 million, Ps. 2,366 million, Ps. 10,098 million and Ps. 10,175 million, respectively, towards the minimum guaranteed dividends for those years. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution ‘A.’”

Back to Contents

Item 9.   The Offer and Listing

Trading in the debt securities issued by Petróleos Mexicanos and the Pemex Project Funding Master Trust takes place primarily in the over-the-counter market. All the debt securities that are registered pursuant to the Securities Act are listed on the Luxembourg Stock Exchange.

Item 10.    Additional Information

Share Capital

Petróleos Mexicanos and the subsidiary entities have no shareholders because they are decentralized public entities of the Mexican Government. For a discussion of the structure of the Mexican Government’s equity in PEMEX, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution ‘A.’”

Memorandum and Articles of Association

The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Political Constitution of the United Mexican States, the Regulatory Law, the Organic Law, regulations issued pursuant to the Regulatory Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” Six members of the Board of Directors of Petróleos Mexicanos, including the Chairman, are appointed by the President of Mexico. Our Union selects the remaining five directors from among employees of Petróleos Mexicanos and the subsidiary entities. An eight-member board of directors governs each subsidiary entity. Each of these boards consists of the Director General of Petróleos Mexicanos, the Director General of each of the other three subsidiary entities and four additional directors, who are each appointed by the President of Mexico. The members of the boards of directors of Petróleos Mexicanos and each of the subsidiary entities are not appointed for a specific term, and, except for those members selected by the Union, they serve subject to the discretion of the President of Mexico.

Material Contracts

On June 16, 1993, in connection with the establishment of its U.S. $500,000,000 Medium-Term Notes, Series A, Program, Petróleos Mexicanos entered into a Fiscal Agency Agreement with Bankers Trust Company (currently Deutsche Bank Trust Company Americas, which we refer to as Deutsche Bank), as Fiscal Agent. On February 26, 1998, in connection with the establishment of its U.S. $1,500,000,000 Medium-Term Notes, Series B, Program, Petróleos Mexicanos amended and restated the Fiscal Agency Agreement. Under the program, Petróleos Mexicanos issued the following securities:

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

Back to Contents

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

On November 10, 1998, Petróleos Mexicanos, The Bank of New York and The Bank of New York (Delaware) entered into a Trust Agreement, which created the Pemex Project Funding Master Trust and designated The Bank of New York as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities and the Pemex Project Funding Master Trust, acting through The Bank of New York, entered into an Assignment and Indemnity Agreement. This agreement provides for the assignment by the subsidiary entities to the Pemex Project Funding Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of the Pemex Project Funding Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and the subsidiary entities to the Pemex Project Funding Master Trust of the amounts necessary to meet the Pemex Project Funding Master Trust’s obligations under such financings and the indemnification of the Pemex Project Funding Master Trust by Petróleos Mexicanos and the subsidiary entities.

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

On July 31, 2000, in connection with the establishment of a U.S. $3,000,000,000 Medium Term Notes, Series A, Program on behalf of the Pemex Project Funding Master Trust, Petróleos Mexicanos and the Pemex Project Funding Master Trust entered into an Indenture Agreement with Deutsche Bank, as Trustee. This agreement provides for the issuance by the Pemex Project Funding Master Trust from time to time of unsecured debt securities. These issuances are unconditionally guaranteed by Petróleos Mexicanos. Pursuant to a Guaranty Agreement, dated July 29, 1996, Petróleos Mexicanos’ obligations are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Pursuant to the Indenture Agreement, the Pemex Project Funding Master Trust has issued the following securities:

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

Back to Contents

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

On December 3, 2002, the Pemex Project Funding Master Trust increased the aggregate principal amount of debt securities issuable under its Medium-Term Notes program to U.S. $11,000,000,000. Following the increase the Pemex Project Funding Master Trust issued the following securities:

•	JP¥30,000,000,000 (approximately U.S. $241 million) 3.50% Notes due 2023, issued on December 5, 2002;

•	U.S. $1,000,000,000 7.375% Notes due 2014, issued on December 12, 2002;

•	£250,000,000 7.50% Notes due 2013, issued on January 27, 2003;

•	U.S. $750,000,000 6.125% Notes due 2008, issued on February 6, 2003;

•	U.S. $500,000,000 8.625% Bonds due 2022, issued on March 21, 2003;

•	U.S. $750,000,000 7.375% Notes due 2014, issued on June 4, 2003; and

•	£150,000,000 7.50% Notes due 2013, issued on November 7, 2003.

On November 24, 2000, the Mexican Government, through the Ministry of Finance and Public Credit, as transferor, the Pemex Project Funding Master Trust, as transferee, and Petróleos Mexicanos, as guarantor, entered into a Convenio de Derivación de Fondos (Transfer of Funds Agreement) whereby the Ministry of Finance and Public Credit transferred U.S. $676,161,058 net in cash to the Pemex Project Funding Master Trust which will assume U.S. $698.3 million of the Mexican Government’s payment obligations from January 2003 through December 2006.

As of December 31, 2003 and 2002, we have entered into contracts with various contractors for an approximate amount of Ps. 172,652 million and Ps. 117,644 million, respectively. These contracts are for the development of PIDIREGAS and are therefore subject to standards required in NIF-09-B, which is a Mexican accounting guideline that outlines specific accounting and budgetary treatment applicable to PIDIREGAS. For an explanation of NIF-09-B, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investment” and Note 2 d) to our consolidated financial statements included herein.

Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3—Key Information—Exchange Rates” and “Item 3—Key Information—Risk Factors—Considerations Related to Mexico.”

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

Back to Contents

Pursuant to a registration statement on Form F-4 (File No. 333-9310), which was declared effective by the SEC on August 24, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $350,000,000 of 8 3/8% Global Guaranteed Notes due 2005 and up to U.S. $350,000,000 of 9¼% Global Guaranteed Bonds due 2018. These securities are collectively referred to as the 1998 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-13812), which was declared effective by the SEC on August 29, 2001, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $1,000,000,000 of 8.50% Notes due 2008 and up to U.S. $1,000,000,000 of 9.125% Notes due 2010. These securities are collectively referred to as the 2001 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-102993) which was declared effective by the SEC on February 14, 2003, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basis Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 6.50% Notes due February 1, 2005. Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on February 24, 2003, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $750,000,000 of 8.00% Notes due 2011, up to U.S. $1,000,000,000 of 7.875% Notes due 2009, up to U.S. $500,000,000 of 8.625% Bonds due 2022 and up to U.S. $1,000,000,000 of 7.375% Notes due 2014. Pursuant to a registration statement on Form F-4 (File No. 333-107905), which was declared effective by the SEC on August 21, 2003, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $750,000,000 of 6.125% Notes due 2008, up to U.S. $510,154,000 of 8.625% Bonds due 2022 and up to U.S. $757,265,000 of 7.375% Notes due 2014. Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on August 21, 2003, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $36,977,000 of 8.00% Notes due 2011 and up to U.S. $24,692,000 of 7.875% Notes due 2009. Pursuant to a registration statement on Form F-4 (File No. 333-108257), which was declared effective by the SEC on August 28, 2003, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $9,841,000 of 9.125% Notes due 2010. The securities registered in 2003 under these registration statements are collectively referred to as the 2003 Securities.

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

Back to Contents

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

Mexican Taxation

This summary of certain Mexican federal tax considerations refers only to holders of 1997 Securities, 1998 Securities, 1999 Securities, the 2001 Securities or the 2003 Securities that are not residents of Mexico for Mexican tax purposes and do not conduct any trade or business in Mexico through a permanent establishment (we refer to any such non-resident holder as a Foreign Holder). For purposes of Mexican taxation, an individual is a resident of Mexico if he/she has established his/her home address in Mexico. When an individual also has a home address in another country, that individual will be considered a resident of Mexico, if such individual has his/her center of vital interest in Mexico. An individual would be deemed to have his/her center of vital interest in Mexico if, among other things, (i) more than 50% of his/her total income for the year derives from Mexican sources, or (ii) his/her principal center of professional activities is located in Mexico.

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

Back to Contents

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

Payments of interest made by Petróleos Mexicanos or Pemex-Exploration and Production, Pemex-Refining, or Pemex-Gas and Basic Petrochemicals in respect of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities and the 2003 Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that:

•	such fund is duly organized pursuant to the laws of its country of origin and is the effective beneficiary of the interest payment;

•	the income from such interest payment is exempt from income tax in such country of residence; and

•	such fund is registered with the Ministry of Finance and Public Credit for that purpose.

Additional Amounts. Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•	pay Additional Amounts (as defined in the Indenture dated September 18, 1997, between Petróleos Mexicanos and Deutsche Bank (the 1997 Indenture)) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated August 7, 1998, between Petróleos Mexicanos and Deutsche Bank (the 1998 Indenture)) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the Puttable Notes;

•	pay Additional Amounts (as defined in the Indenture dated as of July 15, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the POMESSM in respect of the Mexican withholding taxes described above;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 2000, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2001 Securities and the 2003 Securities; and

•	pay Additional Amounts (as defined in the Indenture dated as of February 3, 2003, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 6.50% Notes due February 1, 2005 in respect of the Mexican withholding taxes mentioned above.

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

Back to Contents

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

United States Taxation

This summary of certain U.S. federal income tax considerations deals principally with persons that will hold the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities as capital assets and whose functional currency is the United States dollar. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are assumed to be known to investors. This summary generally does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities electing to mark to market, or persons that hold the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “conversion transaction” or other integrated investment comprised of such securities and one or more other investments, nor does it address the tax treatment of holders that do not acquire the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities at their issue price as part of the initial distribution. Investors who purchase the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities at a price other than the issue price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. As used in this section “Taxation,” the term “United States Holder” means an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income taxation on a net income basis in respect of its investment in the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities.

Taxation of Interest and Additional Amounts. A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or the 2003 Securities. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income. Interest and Additional Amounts will constitute income from sources without the United States for U.S. foreign tax credit purposes. Such income generally will constitute “passive income” or, in the case of certain United States Holders, “financial services income” for U.S. foreign tax credit purposes unless the Mexican withholding tax applicable to the United States Holder is imposed at a rate of at least 5%, in which case such income generally will constitute “high withholding tax interest.”

The calculation of foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a United States Holder’s particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a United States Holder’s expected economic profits is insubstantial. United States Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Back to Contents

Taxation of Dispositions. Upon the sale, exchange or retirement of a 1997 Security, 1998 Security, 1999 Security, 2001 Security or 2003 Security, a United States Holder will generally recognize a gain or loss equal to the difference between the amount realized (less any amounts attributable to accrued and unpaid interest not previously includible in gross income, which will be taxable as ordinary income) and the holder’s tax basis in such security. Gain or loss recognized by a United States Holder on the sale, redemption or other disposition of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or 2003 Securities generally will be long-term capital gain or loss if, at the time of disposition, the securities have been held for more than one year. Long-term capital gain realized by an individual United States Holder is generally taxed at lower rates than short-term capital gains or ordinary income.

Non-United States Holders. Holders of the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities or 2003 Securities that are, with respect to the United States, non-resident aliens or foreign corporations (Non-United States Holders) will not be subject to U.S. federal income taxes, including withholding taxes, on payments of interest on the securities so long as the requirements described under “Backup Withholding and Information Reporting” are satisfied, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

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

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report, and the exhibits thereto, may be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Back to Contents

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Risk Management and Financial Instruments

We face significant market risks as part of our normal business operations as result of the fluctuation of the prices of the commodities we produce and trade, of the value of the foreign currency in which some of our liabilities are denominated and of the interest rates of our debt obligations. Managing risk exposure is a high priority for our senior management and risk management committee, which is composed of representatives of Petróleos Mexicanos and the subsidiary entities, Banco de México, the Ministry of Finance and Public Credit and PMI.

During 2001, the Board of Directors of Petróleos Mexicanos approved a restructuring of the risk management area and created the Risk Management Deputy Direction. The objectives of this area are to create value by aligning the supply of internal and external capital with the demand for funds for operations and investment projects, to develop the financial and operational risk management strategy for Petróleos Mexicanos and the subsidiary entities and to establish institutional regulations consistent with a consolidated risk management approach.

We also established a risk management corporate governance framework, by updating our Risk Management General Policies, modifying the operation rules of the Risk Management Committee and creating the Risk Management General Guidelines, in accordance with an integrated and consolidated risk management approach aimed at managing the volatility inherent in these normal business exposures. In accordance with these policies, we enter into various transactions using derivative financial and commodity instruments, including conventional exchange-traded derivative instruments such as futures and options, as well as over-the-counter instruments such as swaps, options and forward contracts.

Commodity Price Risk

Crude Oil

Our exports and domestic sales are related to international hydrocarbon prices, thus exposing us to fluctuations in international markets. We share this risk with the Mexican Government through our current fiscal regime. In order to mitigate this risk, since 1998, the Mexican Government, along with PEMEX, has actively participated with the major international oil producers to improve international oil prices by reducing crude oil exports volumes. See “Item 5—Operating and Financial Review and Prospects—Export Agreements.”

Over the past few years, PMI entered into several long-term Maya crude oil supply agreements. Under these agreements, PMI provides purchasers with certain support mechanisms to protect, under certain adverse market conditions, the investments the purchasers made in accordance with the agreements. Given the conditions of crude oil markets, placing additional volumes of crude oil in more refineries that are able to process the heavy crude oil that Pemex-Exploration and Production produces supports the overall average price of crude oil exports. We perceive the risk under these agreements as manageable, without the need for hedging instruments, since in the worst-case market scenario the expected additional value derived from crude oil exports should exceed the expected cost of the support mechanisms. Nonetheless, during December 2002, we entered into a short-term oil price hedge through the use of options for approximately 6% of our total crude oil production. We continued this strategy during January 2003, when we hedged against potential decreases in short-term crude oil prices for approximately 20% of total production. As of December 31, 2003, these options had expired and were not exercised.

Petroleum Products

We balance our overall petroleum product supply and demand through PMI Trading, managing only those exposures associated with our immediate operational program. To this end, we use the full range of conventional oil price-related financial and commodity derivatives available in the oil markets. Our benchmark for petroleum product commercial activities is the prevailing market price. As of December 31, 2003, the capital at risk as measured against the above-mentioned benchmark was U.S. $6,079,000.

Back to Contents

Natural Gas

As described above under “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Hedging Operations,” we have entered into a number of three-year agreements with Mexican industrial consumers to sell natural gas at a fixed reference price of U.S. $4.00 per million BTUs. As part of our risk management strategy, we have also entered into a number of derivative instruments to hedge these fixed price sales under the three-year agreements.

The risk management strategy used to hedge these fixed price sales left us with an exposure to basis risk arising from the difference between the index used to hedge the natural gas sales at a fixed price and the index used as reference to mark to market these fixed-price contracts. This basis risk is treated as an inefficiency of the transaction and may affect our earnings in a period other than the one during which the transaction was realized.

Additionally, during the fourth quarter of 2003, the Ministry of Energy announced a new natural gas hedging program for the years 2004 through 2006. This program, which represents approximately 20% of the total volume of natural gas sales, was implemented in order to fix the price for the aforementioned period to the natural gas consumers. We decided to change our traditional risk profile with respect to natural gas, in order to mitigate the volatility of the revenues derived from the sales of this product. This strategy does not leave us with an exposure to basis risk, due to the fact that the derivatives are priced using the same market indices as the ones used to price the natural gas sales. For more information on this new program, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Hedging Operations.”

Foreign Currency Exchange Rate Risk

A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues net of the IEPS Tax from domestic sales of petroleum products and petrochemicals are related to the international dollar-denominated prices of these products. By contrast, most of our costs of sales and other expenses, other than hydrocarbon duties, are payable in pesos and are not linked to the U.S. dollar. As a result, the peso’s depreciation against the U.S. dollar increases our income in peso terms. Appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, because most of our investments and debt issuances are made in U.S. dollars and, therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on our revenues is offset by its impact on our obligations.

Most of our debt is denominated in U.S. dollars. However, we borrow in currencies other than the U.S. dollar. Therefore, fluctuations in non-dollar currencies can increase our costs of funding. Since 1991, Petróleos Mexicanos has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than U.S. dollars. In 2002, Petróleos Mexicanos, and in 2001 and 2003, the Pemex Project Funding Master Trust, respectively, entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in Euros, pounds sterling and Japanese yen issued by the Pemex Project Funding Master Trust. As of December 31, 2003, the aggregate notional amount of the swaps entered into in 2001, 2002 and 2003 was U.S. $883.8 million, U.S. $1,201.1 million and U.S. $2,039.5 million, respectively, for a total outstanding position on currency swaps at year-end of U.S. $4,640.2 million.During 2004, Petróleos Mexicanos has not entered into any cross-currency swaps.In December 2002, Petróleos Mexicanos entered into a cross-currency swap to hedge its exposure in Japanese yen with a termination date in 2023. Given the long-term nature of this obligation, the swap used to hedge this risk includes an option linked to a well-defined set of credit default events. In case such an event occurs, the swap terminates without any payment obligation by either party. This swap has a notional amount of U.S. $241.4 million.

Effective January 1, 2003, due to the adoption of Bulletin B-10 we have ceased to capitalize our debt-related foreign exchange losses on our balance sheet.Prior to this date, we had capitalized our debt-related foreign exchange losses on our balance sheet, but only up to the increase in the restated value of our fixed assets in the same period. We recorded total net foreign exchange gains of Ps. 4,371 million in 2001 and net foreign exchange losses of Ps. 4,431 million in 2002 and Ps. 25,506 million in 2003.

Back to Contents

Interest Rate Risk

We are exposed to fluctuations in interest rates on short and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve a desired mix of fixed and floating instruments in our debt portfolio. As of December 31, 2003, the proportion of floating rate debt was approximately 44% of total net debt outstanding.

Interest Rate Swaps

Under interest-rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on either the floating three-month or six-month LIBOR. As of December 31, 2003, Petróleos Mexicanos was a party to interest-rate swap agreements with a notional amount of U.S. $366 million, with an average fixed interest rate of approximately 5.25% and a weighted average term of approximately 5 years. We have not entered into any interest-rate swap agreements in 2004.

The market value of Petróleos Mexicanos’ foreign exchange and interest rate derivatives position was negative Ps. 1,270.3 million as of December 31, 2002 and positive Ps. 7,260.3 million as of December 31, 2003.

The effects on the consolidated statements of income of entering into swap transactions designated as hedges are recorded as incurred and when the precise settlement amounts are known. The effects on the consolidated statements of income of derivative instruments not designated as hedges are recognized according to changes in their fair value. Such amounts are included in the consolidated statements of income within the “Interest, net” caption. See Note 10 to our consolidated financial statements included herein.

When derivative results are favorable to Petróleos Mexicanos, it faces the risk that counterparties will not pay their obligations. To minimize this risk, Petróleos Mexicanos monitors counterparties’ creditworthiness and exposure to derivative instruments. Petróleos Mexicanos also deals exclusively with major financial institutions and maintains a diversified portfolio.

Equity Swap

At December 31, 2003, Petróleos Mexicanos held two equity swaps with respect to shares of Repsol. In 1994, Petróleos Mexicanos entered into an equity swap, which was restructured in March 2000, resulting in a swap with respect to 26,427,781 Repsol shares divided in three tranches, having one-, two- and three-year maturities. In addition, in January 2000, Petróleos Mexicanos entered into a second equity swap with respect to 13,679,704 Repsol shares maturing in three years. Upon the maturity of the two swaps, Petróleos Mexicanos had continuously renewed these swaps for periods up to three months. As of December 31, 2003 the market value of the Repsol shares was U.S. $19.47 per share. These swaps matured in January 2004 and they were not renewed.

Instruments Entered into for Trading Purposes

As part of our client-based approach, we offer natural gas derivatives to our clients. As mentioned above, our benchmark is the market price; therefore, we enter into derivative transactions with the opposite position in order to offset the effect of the derivatives offered to our clients. Neither Bulletin C-2 nor SFAS No. 133 allows derivative positions to serve as hedges for other derivatives. Therefore, these operations are for trading purposes. However, given that they have offsetting effects, we are only exposed to basis risk arising from the difference between the index offered to clients and the underlying index related to the offsetting position.

Back to Contents

The following tables set forth our portfolio of debt and derivative financial instruments as of December 31, 2003. It should be noted that:

•	for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed and variable rate debt;

•	for interest-rate swaps and other derivatives, this table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates;

•	weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;

•	fair values are obtained from market quotes received from market sources such as Reuters, Telerate and Bloomberg;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	the information is presented in equivalents of the peso, which is our reporting currency; and

•	each instrument’s actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Back to Contents

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2003(1)

	Year of Expected Maturity Date

	2004		2005		2006		2007		2008		Thereafter		Total Carrying Value		Fair Value

	(in thousands of nominal pesos)
Liabilities
Outstanding debt	Ps.	1,707,746	Ps.	11,909,097	Ps.	6,886,127	Ps.	10,891,257	Ps.	28,703,075	Ps.	77,708,498	Ps.	137,805,800	Ps.	159,098,352
Fixed rate (U.S. dollars)
Average Interest Rate (%)														8.02

Fixed rate (Japanese yen)		2,121,975		2,121,975		2,121,975		2,121,975		2,121,975		8,126,988		18,736,863		20,385,339
Average Interest Rate (%)														2.69

Fixed rate (British pounds)						1,004,610						8,036,880		9,041,490		9,556,528
Average Interest Rate (%)														8.28

Fixed rate (Pesos)								1,027,500		1,027,500		1,000,000		3,055,000		3,025,137
Average Interest Rate (%)														8.39

Fixed rate (Euro)		750		750		750		12,568,184		750		17,707,945		30,279,129		31,022,613
Average Interest Rate (%)														6.94

Total fixed rate debt		3,830,471		14,031,822		10,013,462		26,608,916		31,853,300		112,580,311		198,918,282		223,087,969

Variable rate (U.S. dollars)		41,134,498		24,242,900		29,207,968		9,437,229		5,711,821		20,763,090		130,497,506		133,084,322
Variable rate (Swiss francs)		2,072		1,036		1,036								4,144		3,948
Variable rate (Euro)		2,597,919		16,339		13,723				1,462,916				4,090,897		4,049,429
Variable rate (pesos)		4,777,778		3,055,556		3,055,555		6,028,056		3,028,055		2,500,000		22,445,000		22,615,566
Total variable rate debt		48,512,267		27,315,831		32,278,282		15,465,285		10,202,792		23,263,090		157,037,547		159,754,264

Total Debt	Ps.	52,342,738	Ps.	41,347,653	Ps.	42,291,744	Ps.	42,074,201	Ps.	42,056,092	Ps.	135,843,401	Ps.	355,955,829	Ps.	382,842,233

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2003 of Ps. 11.236 = U.S. $1.00; Ps. 0.1048 = 1.00 Japanese yen; Ps. 20.0922 = 1.00 British pound; and Ps. 14.1630 = 1.00 Euro.
Source: Petróleos Mexicanos.

Back to Contents

Quantitative Disclosure of Market Risk (Interest Rate Risk) as of December 31, 2003(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date

	2004		2005		2006		2007		2008		Thereafter		Total Notional Amount		Fair Value

		(in thousands of nominal pesos)
Hedging Instruments
Interest Rate Swaps
Variable to Fixed	Ps.	427,051	Ps.	427,051	Ps.	427,051	Ps.	427,051	Ps.	427,051	Ps.	854,103	Ps.	2,989,360	Ps.	(174,097)
Average pay rate		4.94		4.94		4.94		4.94		4.94		4.94
Average receive rate		1.25		2.28		3.71		4.61		5.17		5.66
Cross Currency Swaps		3,990,668		1,634,407		2,440,309		11,519,002		2,983,641		29,569,505		52,137,531		7,846,044
Receive Euro/Pay U.S. dollars		2,356,261		—		—		9,884,596		1,349,234		15,526,635		29,116,726		5,171,162
Receive Japanese Yen/Pay U.S. dollars		1,634,407		1,634,407		1,634,407		1,634,407		1,634,407		6,653,683		14,825,716		1,844,856
Receive British pounds/Pay U.S. dollars		—		—		805,902		—		—		7,389,187		8,195,089		830,026
Non-Hedging Instruments
Interest Rate Swaps
Variable to Fixed		1,123,600		—		—		—		—		—		1,123,600		(51,639)
Average pay rate (%)		7.33		—		—		—		—		—		—		—
Average receive rate (%)		1.16		—		—		—		—		—		—		—
Total		—		—		—		—		—		—		—		—

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2003 of Ps. 11.236 = U.S. $1.00; Ps. 0.1048 = 1.00 Japanese yen; Ps. 20.0922 = 1.00 British pound; and Ps. 14.1630 = 1.00 Euro.

Quantitative Disclosure of Market Risk (Equity Swap) as of December 31, 2003(1)

	Year of Expected Maturity Date

	2004		2005	2006	2007	2008	Thereafter	Total Notional Amount		Fair Value

	(in thousands of nominal pesos)
Equity Swap	Ps.	8,173,190	—	—	—	—	—	Ps.	8,173,190	Ps.	598,006

Note: Numbers may not total due to rounding. (1) The information in this table has been calculated using exchange rate of Ps. 11.236 = U.S. $1.00 at December 31, 2003.

Item 12.    Description of Securities Other than Equity Securities

         Not applicable.

Back to Contents

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.   Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Director General and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There have been no significant changes in our internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, these internal controls subsequent to the date of their evaluation.

Item 16A.    Audit Committee Financial Expert

We do not currently have an audit committee. Thus, the entire Board of Directors of Pétroleos Mexicanos is presently acting as our audit committee as specified by Section 3(a)(58)(B) of the Exchange Act. We believe that the members of our Board of Directors have sufficient financial and other experience to perform their acting responsibilities as members of the audit committee. Notwithstanding the board members’ financial and other experience, the audit committee does not include a “financial expert” as that term is strictly defined in the rules promulgated under the Sarbanes-Oxley Act. Further, we do not have the power to appoint a financial expert to our board as the members of the boards of directors, except for those selected by the Union, serve subject to the discretion of the President of Mexico. See “Item 6—Directors, Senior Management and Employees.”

Item 16B.    Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Ethics applies to our chief executive officer, chief financial officer, chief accounting officer and all other employees of Pétroleos Mexicanos, the subsidiary entities and the subsidiary companies. Our Code of Ethics is available on our website at http://www.pemex.com. If we amend the provisions of our Code of Ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

In addition, all of our employees are currently also subject to the Código de Etica de los Servidores Públicos de la Administración Pública Federal (the Code of Ethics for Federal Public Officials of the Federal Public Administration), which was issued by SFP in July 2002 pursuant to the requirements of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) in order to establish clear rules to promote and enforce legal and ethical standards of conduct and to prevent corruption and corporate abuses by Mexican public officials. See “Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations” for more information.

Back to Contents

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, S.C. during the fiscal years ended December 31, 2002 and 2003:

		Year ended December 31,

		2002		2003

		(in thousands of nominal pesos)
Audit fees	Ps.	27,002	Ps.	24,688
Audit-related fees		945		1,192
Tax fees		2,861		1,584
Other fees		3,647		3,500

Total fees	Ps.	34,455	Ps.	30,964

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of our annual financial statements, the review of our interim financial statements, services provided in connection with statutory and regulatory filings, comfort letters, statutory audits and consents.

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. for special purpose audits performed in accordance with the instructions of the SFP, which were performed pursuant to agreed upon procedures.

Tax fees in the above table are fees billed by PricewaterhouseCoopers, S.C. for tax compliance services, which generally involved the review of original and amended tax returns and claims for tax refunds.

Other fees in the above table are fees billed by PricewaterhouseCoopers, S.C. primarily related to the review of the information technology services for safety, health and the environment.

Audit Committee Approval Policies and Procedures

The SFP appoints the external auditors of Petróleos Mexicanos and the subsidiary entities through a competitive bidding process on an annual basis to audit our financial statements in accordance with the Mexican Financial Reporting Standards applicable to Mexican public sector entities. The auditors selected by the SFP to audit these financial statements subsequently audit financial statements in accordance with Mexican GAAP and reconcile them to U.S. GAAP. The Board of Directors of Petróleos Mexicanos reviews and ratifies the engagement of the external auditors by the SFP.

Back to Contents

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.   Financial Statements.

See pages F-1 through F-104, incorporated herein by reference.

Item 19.   Exhibits.

Documents filed as exhibits to this Form 20-F:

1.1	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 1, 1994 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

1.2	Reglamento de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Regulations to the Organic Law of Petróleos Mexicanos and Subsidiary Entities), together with an English translation (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

1.3	Reglamento de Gas Natural (Natural Gas Regulation), effective November 9, 1995 together with an English translation (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 1996 and incorporated by reference herein).

1.4	Decreto por el que se Reforma la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Decree that Amends the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), effective November 14, 1996 (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1997 and incorporated by reference herein).

1.5	Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos and Subsidiary Entities), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

Back to Contents

1.6	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation) (previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated August 7, 1998, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated July 15, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on August 23, 1999 and incorporated by reference herein).

2.4	Indenture, dated July 31, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on September 29, 1999 and incorporated by reference herein).

2.5	Indenture, dated as of July 31, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and Bankers Trust (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.6	Indenture, dated as of February 3, 2003, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 4.7 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-102993) on February 12, 2003 and incorporated by reference herein).

2.7	Fiscal Agency Agreement between Petróleos Mexicanos and Bankers Trust, dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.8	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.9	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex Project Funding Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, together with a summary in English (previously filed as Exhibit 10.1 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

Back to Contents

4.2	Amendment to the Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, dated December 18, 1997, together with an English translation (previously filed as Exhibit 10.1 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on July 20, 1998 and incorporated by reference herein).

4.3	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

4.4	Transfer of Funds Agreement, dated as of November 24, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and the Federal Government (English translation) (previously filed as Exhibit 4.4 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS

By:	/s/ Juan José Suárez Coppel

Name: Juan José Suárez Coppel
Title: Chief Financial Officer

Date: July 15, 2004

Back to Index

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Mexico City, Mexico, April 20, 2004

To the General Comptroller’s Office
and the Board of Directors of
Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively, “PEMEX”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2003.  These financial statements are the responsibility of the management of PEMEX.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the Standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures made in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2b) to the consolidated financial statements, effective January 1, 2003 PEMEX recognizes the effects of inflation in accordance with Financial Reporting Standard (“NIF”) 06 BIS “A” Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, of accounting principles generally accepted in Mexico.  Consequently, the financial statements for 2002 and 2001 have been restated by PEMEX’s management to present them on the same basis as 2003.

Back to Index

As discussed in Note 2h) to the consolidated financial statements, effective January 1, 2003, PEMEX adopted the guidelines of the Bulletin
C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, issued by the Mexican Institute of Public Accountants.  As a result, a cumulative effect benefit totaling Ps. 2,012,782,000 was recognized in earnings.

As discussed in Note 2t) to the consolidated financial statements, effective January 1, 2001, PEMEX adopted the guidelines of the Bulletin C-2, “Financial Instruments”, issued by the Mexican Institute of Public Accountants.  As a result, a cumulative effect charge totaling
Ps. 1,495,307,000 was recognized in earnings.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX as of December 31, 2003 and 2002, and the consolidated results of their operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of said differences is presented in Note 19 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ FRANCISCO J. HERNÁNDEZ F.

Francisco J. Hernández F.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars)
(Notes 1, 2 and 14)

	2003		2003		2002

	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	US$	6,526,913	Ps.	73,336,397	Ps.	45,621,193
Accounts, notes receivable and other, net (Note 3)		6,248,917		70,212,832		57,574,177
Inventories, net (Note 4)		2,445,501		27,477,654		25,402,188

Total current assets		15,221,331		171,026,883		128,597,558

Properties and equipment, net (Note 5)		47,990,334		539,219,391		503,499,976
Intangible asset derived from the actuarial computation of labor obligations and other assets (Notes 6 and 11)		12,035,024		135,225,530		135,622,509

Total assets	US$	75,246,689	Ps.	845,471,804	Ps.	767,720,043

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 9)	US$	5,117,789	Ps.	57,503,476	Ps.	51,465,139
Current portion of notes payable to contractors (Note 8)		167,956		1,887,150		1,640,274
Suppliers		2,985,158		33,541,237		30,434,568
Accounts payable and accrued expenses		653,251		7,339,932		7,000,103
Taxes payable		3,261,303		36,643,996		27,778,263

Total current liabilities		12,185,457		136,915,791		118,318,347

Long-term debt (Note 9)		27,021,457		303,613,091		198,645,005
Notes payable to contractors (Note 8)		1,169,419		13,139,589		28,509,738
Sale of future accounts receivable (Note 7)		3,600,665		40,457,075		45,166,232
Reserve for dismantlement and abandonment activities, sundry creditors and others (Notes 2i) and 5)		1,754,713		19,715,956		7,994,019
Reserve for retirement payments, pensions and seniority premiums (Note 11)		25,433,383		285,769,489		265,181,054

Total long-term liabilities		58,979,637		662,695,200		545,496,048

Total liabilities		71,165,094		799,610,991		663,814,395

Commitments and contingencies (Notes 16 and 17)

EQUITY (Note 13):

Certificates of Contribution “A”		7,353,172		82,620,239		82,620,239
Specific oil-field exploration and depletion reserve						13,053,826
Surplus in restatement of equity		11,592,873		130,257,529		124,622,162
Accumulated losses:
From prior years		(11,247,116)		(126,372,592)		(91,816,539)
Net loss for the year		(3,617,334)		(40,644,363)		(24,574,040)

		(14,864,450)		(167,016,955)		(116,390,579)

Total equity		4,081,595		45,860,813		103,905,648

Total liabilities and equity	US$	75,246,689	Ps.	845,471,804	Ps.	767,720,043

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars)
(Notes 1 and 2)

	2003		2003		2002		2001

	(Unaudited)
Net sales:
Domestic	US$	34,463,918	Ps.	387,236,585	Ps.	336,081,147	Ps.	341,299,241
Export		21,199,009		238,192,069		178,767,890		158,912,290

		55,662,927		625,428,654		514,849,037		500,211,531
Other revenues (expenses), net		263,529		2,961,012		(89,423)		1,699,985

Total revenues		55,926,456		628,389,666		514,759,614		501,911,516

Costs and operating expenses:
Cost of sales		18,433,433		207,118,056		168,754,035		185,687,467
Transportation and distribution expenses		1,383,853		15,548,970		16,000,808		15,263,092
Administrative expenses		3,132,331		35,194,870		34,373,886		31,479,110

Total cost and operating expenses		22,949,617		257,861,896		219,128,729		232,429,669

Comprehensive financing cost:
Exchange (loss) gain, net		(2,270,057)		(25,506,359)		(4,431,231)		4,371,304
Interest paid, net		(1,489,000)		(16,730,406)		(14,728,767)		(14,718,921)
Gain on monetary position		1,022,993		11,494,350		12,920,871		7,896,166

		(2,736,064)		(30,742,415)		(6,239,127)		(2,451,451)

Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards		30,240,775		339,785,355		289,391,758		267,030,396

Hydrocarbon extraction duties and other		25,664,489		288,366,202		191,528,591		188,999,968
Special tax on production and services (IEPS Tax)		8,372,757		94,076,298		122,437,207		106,930,781

		34,037,246		382,442,500		313,965,798		295,930,749

Cumulative effect of adoption of new accounting standards (Notes 2h) and 2t))		179,137		2,012,782				(1,495,307)

Net loss for the year	US$	(3,617,334)	Ps.	(40,644,363)	Ps.	(24,574,040)	Ps.	(30,395,660)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars)
(Notes 1, 2 and 13)

							Accumulated losses

	Certificates of Contribution “A”		Specific oil-field exploration and depletion reserve		Surplus in restatement of equity		From prior years		Net loss for the year		Total

Balances at December 31, 2000	Ps.	82,620,239	Ps.	16,159,670	Ps.	134,471,076	Ps.	(53,895,633)	Ps.	(8,443,318)	Ps.	170,912,034
Transfer to prior years’ accumulated losses								(8,443,318)		8,443,318
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 7, 2001								(6,267,019)				(6,267,019)
Comprehensive loss for the year (Note 12)				3,942,596		(5,653,186)		598,284		(30,395,660)		(31,507,966)

Balances at December 31, 2001		82,620,239		20,102,266		128,817,890		(68,007,686)		(30,395,660)		133,137,049
Transfer to prior years’ accumulated losses								(30,395,660)		30,395,660
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on April 24, 2002								(2,321,247)				(2,321,247)

Transfer to prior years’ accumulated losses from the specific oil-field exploration and depletion reserve, approved by the Board of Directors on April 24, 2002				(8,865,811)				8,865,811
Comprehensive loss for the year (Note 12)				1,817,371		(4,195,728)		42,243		(24,574,040)		(26,910,154)

Balances at December 31, 2002		82,620,239		13,053,826		124,622,162		(91,816,539)		(24,574,040)		103,905,648
Transfer to prior years’ accumulated losses								(24,574,040)		24,574,040

Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 28, 2003								(9,982,013)				(9,982,013)
Comprehensive loss for the year (Note 12)				(13,053,826)		5,635,367				(40,644,363)		(48,062,822)

Balances at December 31, 2003	Ps.	82,620,239	Ps.		Ps.	130,257,529	Ps.	(126,372,592)	Ps.	(40,644,363)	Ps.	45,860,813

(Unaudited)	US$	7,353,172	US$		US$	11,592,873	US$	(11,247,116)	US$	(3,617,334)	US$	4,081,595

The accompanying notes are an integral part of these consolidated financial statements.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars)
(Notes 1 and 2)

	2003		2003		2002		2001

	(Unaudited)
Funds provided by (used in):

Operating activities:

Net loss for the year	US$	(3,617,334)	Ps.	(40,644,363)	Ps.	(24,574,040)	Ps.	(30,395,660)
Charges to operations not requiring the use of funds
Depreciation and amortization		3,608,419		40,544,191		33,814,503		31,959,891
Reserve for retirement payments, pensions and indemnities		3,465,522		38,938,604		39,711,998		38,020,657
Specific oil-field exploration and depletion reserve		790,604		8,883,222		8,589,510		9,193,576
Reserve for sundry creditors and others								58,435

		4,247,211		47,721,654		57,541,971		48,836,899
Variances in:
Accounts, notes receivable and other		(1,124,836)		(12,638,655)		(8,260,885)		15,748,070
Inventories		(184,715)		(2,075,466)		(6,446,982)		9,601,531
Intangible asset derived from the actuarial computation of labor obligations and other assets		35,331		396,979		(54,886,659)		(5,150,021)
Suppliers		276,492		3,106,669		4,602,766		(159,603)
Accounts payable and accrued expenses.		30,244		339,829		(2,261,625)		2,258,866
Taxes payable		789,047		8,865,733		24,990,655		(26,275,803)
Reserve for dismantlement and abandonment activities, sundry creditors and others.		1,043,248		11,721,937		(289,579)		1,231,739
Reserve for retirement payments, pensions and indemnities.		(1,633,158)		(18,350,169)		35,300,525		(6,774,164)
Exploration and well-drilling expenses charged to the specific oil-field exploration and depletion reserve		(1,952,390)		(21,937,048)		(6,772,139)		(5,250,980)

Funds provided by operating activities		1,526,474		17,151,463		43,518,048		34,066,534

Financing activities:

Minimum guaranteed dividends paid to the Mexican Government		(888,396)		(9,982,013)		(2,321,247)		(6,267,019)
Other equity movements, net						42,243		598,284
Notes payable to contractors, net		(1,345,966)		(15,123,273)		13,773,477		(3,587,085)
Debt, net		9,879,532		111,006,423		74,905,484		9,024,981
Sale of future accounts receivable		(419,114)		(4,709,157)		(3,945,029)		(10,528,478)

Funds provided by (used in) financing activities.		7,226,056		81,191,980		82,454,928		(10,759,317)

Investing activities:

Increase in fixed assets, net		(6,285,887)		(70,628,239)		(96,223,968)		(39,364,529)

Funds used in investing activities		(6,285,887)		(70,628,239)		(96,223,968)		(39,364,529)

Net increase (decrease) in cash and cash equivalents		2,466,643		27,715,204		29,749,008		(16,057,312)
Cash and cash equivalents at beginning of the year		4,060,270		45,621,193		15,872,185		31,929,497

Cash and cash equivalents at end of the year	US$	6,526,913	Ps.	73,336,397	Ps.	45,621,193	Ps.	15,872,185

The accompanying notes are an integral part of these consolidated financial statements

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

1.  Structure and business activities of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Following the nationalization of the foreign-owned oil companies then operating in the United Mexican States (“Mexico”), Petróleos Mexicanos was established by a decree of the Mexican Congress dated June 7, 1938 and effective July 20, 1938.  Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together they comprise the Mexican state oil and gas company.

The activities of Petróleos Mexicanos and Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the “Regulatory Law”) effective November 30, 1958, as amended effective May 12, 1995 and November 14, 1996, and the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the “Organic Law”), effective July 17, 1992, as amended effective January 1, 1994 and January 16, 2002.  Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico’s petroleum industry.  For purposes of these financial statements, capitalized words carry the meaning attributed to them herein or the meaning as defined in the Political Constitution of the United Mexican States or the Organic Law.

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

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

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

At their formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities, which assets and liabilities were incorporated into the Subsidiary Entities’ initial capital contribution.  Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related liabilities.  There was no change in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

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

As used herein, “Subsidiary Companies” are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has greater than a 50% ownership investment, and (b) the Pemex Project Funding Master Trust (the “Master Trust”), a Delaware statutory trust, as well as (c) Fideicomiso F/163, a Mexican statutory trust incorporated in 2003 with Bank Boston, S.A., as trustee (both trusts are controlled by Petróleos Mexicanos), and (d) RepCon Lux S.A., a Luxembourg finance vehicle.  “Non-consolidated subsidiary companies”, as used herein, are defined as those companies which are (a) not Subsidiary Entities or Subsidiary Companies and (b) in which Petróleos Mexicanos has less than a 50% ownership interest.  Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as “PEMEX”.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

2.  Significant accounting policies

The principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements are summarized below:

a) Accounting basis for the preparation of financial information

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico (“Mexican GAAP”) as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or “MIPA”).

b) Effects of inflation on the financial information

Beginning in January 1, 2003, PEMEX recognizes the effects of inflation in accordance with Financial Reporting Standard (“NIF”) 06-BIS “A” Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10 of Mexican GAAP, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”).  The recognition of the effects of inflation in accordance with Bulletin B-10 consists of, among other things, the restatement of non-monetary assets using inflation factors based on the Mexican National Consumer Price Index (“NCPI”) (including the restatement of fixed assets with consideration of value in use), the recognition in the income statement of comprehensive financing cost (including the determination of gains or losses in monetary position), the restatement of the equity accounts and the presentation of the financial statements for all periods in constant pesos with purchasing power at the latest balance sheet date.  See Notes 2h), 2l), 2m), 2n) and 2o) below.  Consequently, the financial statements for 2002 and 2001 have been restated by PEMEX’s management to present them on the same basis as 2003.

The effects of adoption of Bulletin B-10, at December 31 2002 and 2001 and for the two years then ended are summarized below:

	December 31, 2002						December 31, 2001

	Amounts previously reported		Restatement increase		Amounts including Bulletin B-10		Amounts previously reported		Restatement increase		Amounts including Bulletin B-10

Total assets	Ps.	697,379,233	Ps.	70,340,810	Ps.	767,720,043	Ps.	556,883,248	Ps.	53,279,524	Ps.	610,162,772
Equity		100,695,549		3,210,099		103,905,648		122,866,233		10,270,816		133,137,049
Net loss for the year		(30,492,113)		5,918,073		(24,574,040)		(34,090,587)		3,694,927		(30,395,660)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

c) Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.  All significant intercompany transactions have been eliminated in the consolidation.

The Subsidiary Companies that are consolidated are as follows:  P.M.I. Comercio Internacional, S. A. de C. V. (“PMI”); P.M.I. Trading Ltd.; P.M.I. Holdings North America, Inc.; P.M.I. Holdings N.V.; P.M.I. Holdings B.V.; P.M.I. Norteamérica, S. A. de C. V. (“PMI NASA”); Kot Insurance Co. Ltd.; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc.; Mex Gas International, Ltd.; the Master Trust; Fideicomiso F/163; and RepCon Lux, S.A.

Certain investments in Subsidiary Companies and other non-consolidated subsidiary companies, due to their immateriality in relation to PEMEX’s total assets and revenues, are accounted for under the cost method.

d) Long-term productive infrastructure projects (PIDIREGAS)

The investment in long-term productive infrastructure projects (“PIDIREGAS”) and related liabilities are recorded in accordance with NIF-09-B applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration).  In addition to outlining specific accounting treatment, NIF-09-B also identifies specific budgetary and legal requirements governing PIDIREGAS.

During 1997, PEMEX began investing in certain capital expenditure projects that were financed with long-term debt obligations.  Such investment expenses and related liabilities will be recognized in the accounting records in future years under NIF-09-B, which provides for only recording liabilities having maturities expiring in less than two years.  For the purposes of these financial statements and in accordance with Mexican GAAP consolidation principles, all of the accounts related to PIDIREGAS were incorporated into the consolidated financial statements at December 31, 2003 and 2002, i.e., all effects of NIF-09-B are excluded.

The main objective of the Master Trust and of Fideicomiso F/163 is to administer financial resources related to PIDIREGAS, such financial resources having been designated by PEMEX for that purpose.  The Master Trust and, since 2003, Fideicomiso F/163, are consolidated in the financial statements in accordance with the consolidation principles detailed in Mexican GAAP Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks.”

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

e) Exploration and drilling costs

The successful efforts method of accounting is followed.  Exploration and drilling costs are charged to the specific oil-field exploration and depletion reserve, as described below.  Accumulated drilling costs corresponding to successful oil wells are capitalized with a credit to this reserve.

f) Specific oil-field exploration and depletion reserve

The specific oil-field exploration and depletion reserve is established to cover current and future exploration and drilling costs.  As oil and gas is extracted from existing wells, the equity reserve is increased based upon a calculated exploration and drilling cost per barrel, with a corresponding amount being charged to cost of sales.  Exploration and drilling costs are charged against this reserve as incurred.  Cumulative drilling costs related to successful wells are capitalized as fixed assets and a corresponding amount is added back to re-establish the reserve.  During 2003, 2002 and 2001, PEMEX maintained the cost per barrel of 5.48 (nominal pesos).

g) Inventory valuation

Inventories are valued as follows:

I.
Crude oil and derivatives thereof for export: At net realizable value, determined on the basis of average export prices at December 31, 2003 and 2002, less a provision for distribution expenses and shrinkage.

II.	Crude oil and derivatives thereof for domestic sales: At cost, as calculated based on net realizable international market prices.

III.	Materials, spare parts and supplies: At the last purchase price.

IV.	Materials in transit: At acquisition cost.

h) Properties

PEMEX’s assets are initially recorded at acquisition or construction cost.  Associated interest costs are capitalized as part of the asset cost.  As of December 31, 2003, the properties are expressed at their restated value, determined by applying factors computed from the NCPI.  As of December 31, 2002, such assets are expressed at their restated value determined by applying specific indexes based on technical studies.

Property, plant and equipment assets are depreciated using the straight-line method, considering the restated value of the assets and applying depreciation rates according to its useful expected life, with

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

calculations beginning the month after the asset is placed into service.  Until December 31, 2002, PEMEX calculated the depreciation beginning the year after the asset was placed into service.

The depreciation rates used by PEMEX are as follows:

	%	Years

Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10	10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income. PEMEX amortizes its well assets using the units-of-production (“UOP”) method.  The amount to be recognized as amortization expense is calculated based upon the number of equivalent crude oil barrels extracted from each specific field as compared to the field’s total proved reserves.

The Reglamento de Trabajos Petroleros (“Petroleum Works Law”) provides that once a well turns out to be dry, invaded with salt water or abandoned due to mechanical failure or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface.  All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and adequate manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface.  This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purposes of replacing them with new installations or for permanent retirement.

Until December 31, 2002, estimated dismantlement and abandonment costs were taken into account in determining amortization and depreciation rates.  PEMEX recognized the costs related to currently producing and temporarily closed wells based on the UOP method.  In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost had been recognized at the end of each period.  All estimates were based on the life of the field, and taking into consideration current cost estimates on an undiscounted basis.  No salvage value was considered when determining such rates because salvage values have traditionally been zero.  The estimated dismantlement and abandonment costs were reflected within accumulated depreciation and amortization.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Effective January 1, 2003, PEMEX adopted Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Bulletin C-9”).  As a result, PEMEX changed the method of accruing the costs related to wells subject to abandonment and dismantlement.  The fair values of these costs are recorded as liabilities on a discounted basis when incurred, which is typically at the time the wells are put into service.  The amounts recorded for these obligations are initially recorded by capitalizing the respective costs.  Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method.  In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost had been recognized at the end of each period.

The adoption of Bulletin C-9 resulted for PEMEX in the recognition of a benefit of Ps. 2,012,782 related to the provision for dismantlement and abandonment, as of January 1, 2003.

i) Liabilities, provisions, contingent assets and liabilities and commitments

PEMEX’s liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of an estimate of economic resources.  These provisions have been recorded, based on management’s best estimate of the amount needed to settle present liability; however, actual results could differ from the provisions recognized.

Beginning January 1, 2003, Bulletin C-9 went into effect.  This Bulletin establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as a part of its normal operations.  See Note 2h) for a discussion of the impact of Bulletin C-9 related to the provision for dismantlement and abandonment costs.

j) Foreign currency balances and transactions

Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into and the related asset or liability is recorded.  Assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by the Ministry of Finance and Public Credit (SHCP).  Foreign exchange losses and gains are charged and credited, respectively, to income.  This resulted in net exchange losses charged to income of Ps. 25,506,359 and Ps. 4,431,231 in 2003 and 2002, respectively, and in net exchange gain credited to income of Ps. 4,371,304 in 2001.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

k) Retirement benefits and seniority premiums

PEMEX has established a pension plan for retirement and seniority premiums to be paid to its employees.  The liability is computed by an independent actuary, based upon the projected unit-credit method.  PEMEX has recorded the results of the actuarial valuation in accordance with Mexican GAAP Bulletin D-3, “Labor Obligations.”

Payments for indemnities to dismissed personnel are charged to income as and when the expense is incurred.

l) Equity

The Certificates of Contribution “A”, the specific oil-field exploration and depletion reserve and the accumulated losses represent the value of these items stated in terms of purchasing power of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

m) Surplus in restatement of equity

The surplus in the restatement of equity is composed of the cumulative results from the initial net monetary position, as well as the effects of restating non-monetary items, such as inventory and property and equipment, above or below inflation, the translation effect of foreign subsidiaries and, for 2003, the cumulative inflationary restatement of construction-in-progress and certain refinery assets that were not previously inflation-indexed.

n) Result on monetary position

The result on monetary position represents the gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in Mexican pesos of purchasing power as of the most recent balance sheet date.  The inflation rates were 4.0%, 5.7% and 4.4%, in 2003, 2002 and 2001, respectively.

o) Comprehensive financing cost

Comprehensive financing cost includes all types of financial gains or costs, such as interest income and expense, net foreign exchange gains or losses and effects on valuation of financial instruments, in addition to gains or losses on monetary position.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

p) Cost of sales

Cost of sales is determined by adding to inventories at the beginning of the year the increase in the specific oil-field exploration and depletion reserve (a fixed charge per extracted barrel), the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase cost of refined and other products, and deducting the value of inventories at the end of the year.  Cost of sales also includes a portion of the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for future dismantlement and abandonment costs.

q) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based upon petroleum revenues and do not generate temporary differences or deferred income taxes. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (“Income Tax Law”) or the Ley del Impuesto al Activo (“Asset Tax Law”).  Some of the Subsidiary Companies are subject to the Income Tax Law and Asset Tax Law; however, such Subsidiary Companies do not generate significant deferred income taxes.

Petróleos Mexicanos and the Subsidiary Entities are subject to the following duties and taxes: Hydrocarbon Extraction Duties, Hydrocarbon Income Tax and the Special Tax on Production and Services (“IEPS Tax”).  Petróleos Mexicanos and the Subsidiary Entities are also subject to the Value Added Tax (“VAT”).

Hydrocarbon extraction duties are calculated at a rate of 52.3% on the net cash flow difference between crude oil sales and extraction costs and expenses.  Extraordinary and additional hydrocarbon extraction duties are calculated at a rate of 25.5% and 1.1%, respectively, on the same basis.  The hydrocarbon income tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and the Subsidiary Entities are not subject; the rate of this tax was 35% for all periods presented.

The sum of the above duties and taxes must equal 60.8% of Petróleos Mexicanos and the Subsidiary Entities’ annual sales revenues to third parties.  In addition, PEMEX pays a 39.2% duty on excess gains revenues, i.e., the portion of revenues in respect of crude oil sales at prices in excess of 18.35 U.S. dollars, 15.50 U.S. dollars and 18.00 U.S. dollars per barrel for 2003, 2002 and 2001, respectively.  Therefore, to the extent that the sum of hydrocarbon extraction duties is less than 60.8% of sales to third parties, additional taxes are paid to reach that level.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

r) Special Tax on Production and Services (IEPS Tax)

The special tax on production and services charged to customers is a tax on the domestic sales of gasoline and diesel.  The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.  For financial statement purposes, the special tax on production and services collected from customers is presented as part of “Net domestic sales” and the payment to the Government is deducted after “Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards”.

s) Revenue recognition

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

t) Financial instruments

PEMEX enters into derivative financial instruments to manage its exposures to foreign currency risk, interest rate risk, oil and natural gas price risk, counterparty risk and investment portfolio risk.  Derivative financial instruments designated as hedge instruments are recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability.   Derivative financial instruments not designated as hedge instruments are recorded at fair value. Subsequent fair value adjustments are reflected in the statement of operations.

As a result of the adoption of Bulletin C-2, “Financial Instruments” (“Bulletin C-2”) as of January 1, 2001, PEMEX recognized a charge to earnings totaling Ps. 1,495,307 which has been reflected as a cumulative effect of adopting a new accounting standard.  The adjustment was primarily the result of the accounting for the equity swap related to Repsol YPF, S.A. (“Repsol”) shares (see additional discussion in Note 10).  At December 31, 2001, PEMEX had three outstanding equity swaps involving Repsol shares.  As Bulletin C-2 has no provision for hedging forecasted transactions, nor does it permit the equity swap to be treated as a hedge since the Repsol shares were considered to have been sold for Mexican GAAP purposes in prior years, the entire fair value at January 1, 2001 related to the equity swaps, which totaled Ps. 1,394,515, was recognized as part of the cumulative effect adjustment.  The remainder of the cumulative effect adjustment related to interest rate and cross currency swaps entered into to hedge borrowings in currencies other than the U.S. dollar.  These swaps are entered into at or near inception of the debt and carry similar terms and conditions, thus forming a “highly effective” financial hedge.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

u) Use of estimates

The preparation of the financial statements in accordance with Mexican GAAP requires the use of estimates.  PEMEX’s management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements.  Actual results could differ from those estimates.

v) Comprehensive loss

Comprehensive loss is represented by the net loss plus the effect of restatement, the net increase in the specific oil-field exploration and depletion reserve, and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions (see Note 12).

w) Convenience translation

United States dollar (“U.S. dollar”) amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and the statements of changes in financial position have been included solely for the convenience of the reader.  Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2003.  Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

x) Reclassifications

Certain reclassifications have been made to 2002 and 2001 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the current year presentation.

y) Recently issued accounting standards

In 2003, the MIPA issued new Bulletin C-12, “Financial Instruments with Characteristics of Liabilities, Capital or Both”, which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance.

The new Bulletin establishes the methodology for separating the liabilities and capital components from the proceeds of the issuance of combined financial instruments.  That methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions.  Additionally, it establishes that beginning on January 1, 2004, the

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

initial costs incurred in connection with the issuance of combined instruments should be assigned to liabilities and stockholders’ equity in proportion to the amounts of the components recognized as liabilities and stockholders equity, that the profits and losses related to financial instrument components classified as liabilities should be recorded in comprehensive financing cost and that distributions to owners of financial instrument components classified as capital should be charged directly to a stockholders’ equity account other than the net income for the year.

Although this Bulletin became effective on January 1, 2004, there is no requirement to restate information of prior periods or recognize an initial effect of adopting in the income for the year it is adopted, in accordance with the transitory provisions of the Bulletin.  PEMEX is currently evaluating the impact the adoption of this Bulletin will have on its consolidated financial statements.

In 2003, the MIPA issued new Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal,” which became effective on January 1, 2004.  For a description of Bulletin C-15, see Note 18 below.

3.  Accounts, notes receivable and other

At December 31, accounts, notes receivable and other amounts are as follows:

	2003		2002

Trade-domestic	Ps.	22,171,699	Ps.	24,756,657
Trade-foreign		11,294,430		7,248,986
Pemex Finance, Ltd.		8,147,107		7,779,464
Mexican Government (Note 13) advance payments on minimum guaranteed dividends		10,175,024		10,098,227
Employees and officers		2,307,111		2,085,881
Other accounts receivable		18,209,940		7,592,816
Less:
Allowance for doubtful accounts		(2,092,479)		(1,987,854)

	Ps.	70,212,832	Ps.	57,574,177

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

4.  Inventories

At December 31, inventories are as follows:

	2003		2002

Crude oil, refined products, derivatives and petrochemical products	Ps.	23,981,779	Ps.	21,903,277
Materials and supplies in stock		4,166,261		4,664,164
Materials and products in transit		1,177,830		979,514
Less:
Allowance for slow-moving inventory and obsolescence reserve		(1,848,216)		(2,144,767)

	Ps.	27,477,654	Ps.	25,402,188

5.  Properties and equipment

At December 31, components of properties and equipment are as follows:

	2003		2002

Plants	Ps.	277,970,288	Ps.	238,873,955
Pipelines		217,598,977		203,340,674
Wells and field assets		213,018,173		168,296,187
Perforation equipment		20,341,501		19,267,114
Buildings		35,759,620		35,368,777
Offshore platforms		69,344,986		45,911,342
Furniture and fixtures		22,877,084		21,091,437
Transportation equipment		12,274,215		12,225,200

		869,184,844		744,374,686
Less:
Depreciation and amortization		(453,501,524)		(425,315,442)

		415,683,320		319,059,244

Land		37,763,303		38,076,892
Construction in progress		84,023,226		145,355,060
Fixed assets pending disposition		1,601,725		823,622
Construction spares		147,817		185,158

Total	Ps.	539,219,391	Ps.	503,499,976

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

a)	At December 31, 2003, the value of properties and equipment was restated using factors computed from the NCPI, and at December 31, 2002, by applying specific factors based on technical studies.

b)
At December 31, 2003, 2002 and 2001, interest costs associated with fixed assets in the phase of construction or installation are capitalized as part of the cost of those assets.  Interest capitalized totaled Ps. 7,246,308, Ps. 5,468,205 and Ps. 4,153,866, respectively.

c)
Depreciation and amortization expense recorded in operating expenses for the years ended December 31, 2003, 2002 and 2001 was Ps. 40,544,191, Ps. 33,814,503 and Ps. 31,959,891, respectively, which included Ps. 455,930, Ps. 1,400,821 and Ps. 1,584,506, respectively, related to dismantlement and abandonment costs.

d)
Until December 31, 2002, the total estimated future costs related to dismantlement and abandonment activities (determined on an undiscounted basis) was Ps. 12,257,893.  The accrued amounts were included in accumulated depreciation and amortization.  As a result of the adoption of Bulletin C-9 (see Note 2h) and i)), PEMEX’s calculation at December 31, 2003, of the total estimated future costs related to dismantlement and abandonment activities (determined on a discounted basis) was Ps. 12,274,000 and was reclassified as a liability in the “Reserve for dismantlement and abandonment activities, sundry creditors and others.”

6.  Intangible asset derived from the actuarial computation of labor obligations and other assets

At December 31, the intangible and other assets amount consists of:

	2003		2002

Intangible asset derived from the actuarial computation of labor obligations (Note 11)	Ps.	119,309,221	Ps.	120,065,003
Long-term investments and other assets		15,916,309		15,557,506

	Ps.	135,225,530	Ps.	135,622,509

Included in long-term investments are 18,557,219 shares in Repsol which are held by Petróleos Mexicanos and not under any equity swap arrangement (see Note 10).  The carrying value at December 31, 2003 and 2002 was Ps. 4,063,288 and Ps. 4,619,646, respectively.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

PMI NASA has a joint venture with Shell Oil Company, in which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas.  The investment is accounted for under the equity method and amounts to Ps. 2,806,455 and Ps. 2,440,448, respectively, at December 31, 2003 and 2002.  During 2003, 2002 and 2001, PEMEX recorded Ps. 889,726, (Ps. 262,906) and Ps. 596,382 of earnings (losses) respectively, relative to its interest in the joint venture which has been reflected in the line item “Other revenues” in the statements of operations.  During 2003, 2002 and 2001, PEMEX paid the joint venture Ps. 4,661,482, Ps. 2,690,088 and Ps. 4,175,822, respectively, for the processing of petroleum.

7.  Sale of future accounts receivable

On December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services B.V. entered into several agreements with Pemex Finance, Ltd. (“Pemex Finance”), a limited liability company which was organized under the laws of the Cayman Islands.  Under these agreements, Pemex Finance purchases certain existing accounts receivable for crude oil, as well as certain accounts receivable to be generated in the future by Pemex-Exploration and Production and PMI related to crude oil.  The current and future accounts receivables sold are those generated or to be generated by the sale of Maya crude oil to designated customers in the United States, Canada, and Aruba.  The net resources obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS (see Note 2d)).  At December 31, 2003 and 2002, the sales under these agreements were Ps. 122,006,841 and Ps. 78,826,689, respectively.

The “Sale of future accounts receivable” relates to the purchase of rights to certain accounts receivable that will be generated based on existing commitments and is therefore treated as a liability to PEMEX.  Sale of future accounts receivable has been classified as a long-term liability as of December 31, 2003 and 2002.  The agreements between Petróleos Mexicanos, Pemex-Exploration and Production, PMI, P.M.I. Services B.V. and Pemex Finance establish short-term repayments; however, such agreements are evergreen and it is not expected that current resources will be used in repayments as the agreements do not bear a re-financing risk.  Pemex Finance has a proven continuous ability to contract debt in the international market sufficient to sustain the acquisition of accounts receivable from PEMEX.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

8.  Notes payable to contractors

At December 31, the notes payable to contractors consisted of:

	2003		2002

Total notes payable to contractors (a) (b) (c)	Ps.	15,026,739	Ps.	30,150,012
Less: Current portion of notes payable to contractors		1,887,150		1,640,274

Notes payable to contractors (long-term)	Ps.	13,139,589	Ps.	28,509,738

(a)
On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S. A. de C. V.  The related contracts are for the reconfiguration and modernization of the “Ing. Héctor R. Lara Sosa” refinery in Cadereyta, N.L.

The original amount of the financed public works contract was U.S. $1,618,352, plus a financing cost of U.S. $805,648, due in twenty semi-annual payments of U.S. $121,200.  The original amount of the unit-price public works contract was U.S. $80,000, including a financing cost of U.S. $47,600 payable monthly based on the advancement of the project.  At December 31, 2003 and 2002, the outstanding balance was Ps. 13,480,564 and Ps. 14,298,491, respectively.

(b)
On June 25, 1997, PEMEX entered into a 10-year service agreement, with a different contractor, for a daily fee of U.S. $82.50 for the storage and loading of stabilized petroleum by means of a floating system (“FSO”).  At December 31, 2003 and 2002, the outstanding balance was Ps. 1,167,132 and Ps. 1,245,132, respectively.

(c)
During 2003, PEMEX recorded a liability of Ps. 379,043 for the upgrade of the refinery located in Minatitlán, Veracruz.  Additionally, during 2003, PEMEX paid Ps. 14,606,389 to various contractors with proceeds from financing activities that the Master Trust undertook, which was recorded as a liability to various contractors relating to the upgrade of the refineries located in Salamanca, Guanajuato, and Madero City, Tamaulipas in 2002.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

9.  Debt

As of December 31, 2003, revolving lines of credit contracted by PEMEX (credit acceptance facilities and commercial paper) and of partial availability, amounted to Ps. 54,030,425.  At December 31, 2003 the unused portion of those credit lines amounted to Ps. 9,870,861, which included Ps. 2,898,888 of revolving lines and Ps. 6,971,973 of lines granted by export credit agencies.  These credit lines bear fixed interests from 3.32% to 7.77% and LIBOR plus 0.03% to 2.25%.

During 2003, significant financing operations were as follows:

a.	Petróleos Mexicanos obtained loans to finance foreign trade operations totaling U.S. $125,000 (Ps. 1,404,500). The loans are repayable during 2004 and bear interest at LIBOR plus 0.585% to 0.65%.

b.	Petróleos Mexicanos obtained unsecured loans of U.S. $440,000 (Ps. 4,943,840), which bear interest at LIBOR plus 0.55% to 0.695% and are repayable during 2004.

c.
Petróleos Mexicanos reutilized U.S. $432,000 (Ps. 4,853,952) under its commercial paper program.  This commercial paper bears interest at the discount rate of 1.085% to 1.11%, which are the prevailing rates in the market at the date of each issuance.

d.
Petróleos Mexicanos utilized U.S. $540,000 (Ps. 6,067,440) from two acceptance credit facilities from foreign banks consisting of U.S. $405,000 (Ps. 4,550,580) and U.S. $135,000 (Ps. 1,516,860).  The acceptance credit facilities bear interest at LIBOR plus 0.6% and will expire in 2004.

e.
Petróleos Mexicanos obtained U.S. $152,340 (Ps. 1,711,692) for purchasing loans and project financing, granted by various export credit agencies.  The project financing credits bear fixed interest from 3.32% to 5.04% and LIBOR plus 0.0625% to 1.5%.

During 2003, the Master Trust undertook the following financing activities:

a.
The Master Trust obtained commercial bank loans totaling U.S. $1,173,583 (Ps. 13,186,379). These loans bear fixed interest of 5.44%, LIBOR plus 0.6% to 1.9% and variable plus 0.2% to 0.4%, and are repayable in installments until 2018.

b.	The Master Trust obtained loans to finance foreign trade operations totaling U.S. $1,700,000 (Ps. 19,101,200). These loans are repayable in 2004 and 2006 and bear interest at LIBOR plus 0.4% and 0.6%.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

c.
On January 27, 2003, the Master Trust issued £250,000 (Ps. 5,023,050) of 7.50% Notes due 2013; the notes were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

d.
On February 6, 2003, the Master Trust issued U.S. $750,000 (Ps. 8,427,000) of 6.125% Notes due 2008; the notes were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

e.
On March 21, 2003, the Master Trust issued U.S. $500,000 (Ps. 5,618,000) of 8.625% Bonds due 2022; the bonds were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

f.	On April 4, 2003, the Master Trust issued €750,000 (Ps. 10,622,250) of 6.625% Notes due 2010; the notes are guaranteed by Petróleos Mexicanos.

g.
On June 4, 2003, the Master Trust issued U.S. $750,000 (Ps. 8,427,000) of 7.375% Notes due 2014; the notes were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

h.	On August 5, 2003, the Master Trust issued €500,000 (Ps. 7,081,500) of 6.25% Guaranteed Notes due 2013; the notes are guaranteed by Petróleos Mexicanos.

i.
On October 15, 2003, the Master Trust issued U.S. $500,000 (Ps. 5,618,000) of Guaranteed Floating Rate Notes due 2009; the notes bear interest at a rate of LIBOR plus 1.80% and are guaranteed by Petróleos Mexicanos.

j.
On November 5, 2003, the Master Trust issued £150,000 (Ps. 3,013,830) of 7.5% Notes due 2013.  The notes were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

k.
At various dates during 2003, the Master Trust obtained U.S. $2,096,154 (Ps. 23,552,386) in project financing at fixed interest rates from 3.23% to 6.64% and at LIBOR plus 0.03% to 2.25% with various settlements until 2014.

During 2003, Fideicomiso F/163 undertook the following financing activities:

a.	On October 24, 2003, Fideicomiso F/163 issued Ps. 6,500,000 (in nominal terms) of certificates at a fixed rate of 8.38% and a variable rate plus 0.65% and 0.67% with various settlements until 2010.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

b.	On December 18, 2003, Fideicomiso F/163 obtained a bank loan of Ps. 2,500,000 (in nominal terms), which bears a variable rate plus 0.36% and has several settlements until 2008.

c.
On December 23, 2003, Fideicomiso F/163 obtained a syndicated bank loan of Ps. 7,000,000 (in nominal terms), which bears a variable rate plus 0.35% and a fixed rate of 8.4% and is repayable in 2007 and 2008.

During 2002, significant financing operations were as follows:

a.	Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $225,000 (Ps. 2,412,579). The loans are repayable during 2003 and bear interest at LIBOR plus 0.55% to 0.65%.

b.	Petróleos Mexicanos obtained unsecured loans of U.S. $650,000 (Ps. 6,969,675) from domestic banks. The unsecured loans bear interest at LIBOR plus 0.625% to 0.760% and are repayable during 2003.

c.
Petróleos Mexicanos reutilized U.S. $962,500 (Ps. 10,320,480) under the commercial paper program. This commercial paper bears interest at the discount rate of 1.345% to 1.42%, which are the prevailing rates in the market at the date of each issuance.  The program expires in 2004.

d.
Petróleos Mexicanos reutilized U.S. $785,000 (Ps. 8,417,222) from acceptance credit facilities.  These facilities bear interest at LIBOR plus 0.6%.  These facilities were contracted in 2001 and will expire in 2004.

e.
Petróleos Mexicanos obtained U.S. $146,442 (Ps. 1,570,235) for purchasing loans and project financing, granted by various export credit agencies.  These credits bear fixed interest from 4.14% to 5.51% and LIBOR plus 0.0625% to 0.225%.  The purchasing loans and project financing are repayable from 2003 through 2010.

f.	P.M.I. Trading Ltd. obtained U.S. $10,000 (Ps. 107,226) in a bank loan from a financial institution. The bank loan bears a fixed interest rate of 2.2345% and is due in January 2003.

During 2002, the Master Trust undertook the following financing activities:

a.
The Master Trust obtained commercial bank loans totaling U.S. $650,000 (Ps. 6,969,675).  These loans bear interest at LIBOR plus 0.9% and are repayable in 2004.  In addition, the Master Trust obtained commercial bank loans for Ps. 11,957,298.  These loans bear interest at domestic rate of 8.3% and 8.13% and are repayable from 2003 through 2005.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

b.
On January 7, 2002, the Master Trust issued U.S. $500,000 (Ps. 5,361,288) of Floating Rate Notes due 2005; the notes bear interest at a rate of LIBOR plus 1.5%, were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

c.
On February 1, 2002, the Master Trust issued U.S. $1,000,000 (Ps. 10,722,577) of 7.875% Notes due 2009; the notes were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

d.
On February 1, 2002, the Master Trust issued U.S. $500,000 (Ps. 5,361,288) of 8.625% Bonds due 2022; the bonds were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

e.	On December 3, 2002, the Master Trust increased its Medium-Term Note program, Series A, from U.S. $6,000,000 (Ps. 64,335,459) to U.S. $11,000,000 (Ps. 117,948,342).

f.	On December 5, 2002, the Master Trust issued ¥30,000,000 (Ps. 2,710,667) of 3.50% Notes due 2023; the notes are guaranteed by Petróleos Mexicanos.

g.
On December 12, 2002, the Master Trust issued U.S. $1,000,000 (Ps. 10,722,577) of 7.375% Notes due 2014; the notes were issued under the Master Trust’s Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

h.
The Master Trust obtained U.S. $2,042,500 (Ps. 21,900,862) in project financing from several financial institutions, of which U.S. $300,000 (Ps. 3,216,773) relates to foreign trade financing and U.S. $742,500 (Ps. 7,961,513) to financing guarantee by export credit agencies, which include ¥ 13,962,623 (Ps. 1,261,601) and U.S. $1,000,000 (Ps. 10,722,577) to a syndicated facility.  The project financing bears fixed interest at rates between 4.14% and 5.74% and variable rates of LIBOR plus 0.05% to 2.25% and the Yen Prime rate.  The project financing is repayable between 2003 and 2013.

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

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Each year, SHCP approves Petróleos Mexicanos and Subsidiary Entities’ annual budget and its annual financing program.  The Mexican Government incorporates Petróleos Mexicanos and Subsidiary Entities’ annual budget and annual financing program into the budget of the Mexican Government, which the Federal Congress of Mexico must approve each year.  PEMEX’s debt is not an obligation of, or guaranteed by, the Mexican Government.  However, under the Ley General de Deuda Pública (the “General Law of Public Debt”), Petróleos Mexicanos and Subsidiary Entities’ foreign debt obligations must be approved by and registered with the SHCP and are considered Mexican external public debt.  Although Petróleos Mexicanos’ debt is not guaranteed by the Mexican Government, Petróleos Mexicanos’ external debt has received pari passu treatment in previous debt restructurings.

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

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

As of December 31, 2003 and 2002, long-term debt was as follows:

			December 31, 2003			December 31, 2002

	Rate of interest (4)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)

U.S. dollars:
Unsecured loans (1)	Variable and LIBOR plus 0.8125%	Various to 2006	Ps.	1,683,161	149,801	Ps.	2,369,194	220,954

Unsecured loans	Variable and LIBOR plus 0.55 to 0.8125%	Various to 2006		4,780,975	425,505		10,177,021	949,121
Acceptance lines	LIBOR plus 0.6%	2004		6,067,440	540,000		8,417,223	785,000

Bonds	Fixed of 6.125% to.9.5% and LIBOR plus 1.5% to 1.8%	Various to 2027		136,497,625	12,148,240		103,453,992	9,648,240

Financing assigned to PIDIREGAS	Fixed of 3.23% to 7.69% and LIBOR plus 0.03% to 2.25%	Various to 2014		41,369,085	3,681,834		60,123,966	5,607,231

Purchasing loans and project financing	Fixed of 3.32% to7.77% and LIBOR plus 0.0625% to 2%	Various to 2012		5,038,346	448,411		4,589,066	427,982

Leasing contracts	Fixed of 8.05% to 10.34%	Various to 2012		2,857,871	254,350		2,987,949	278,660
Commercial paper	Various from 1.085% to 1.11%	Various to 2004		4,853,952	432,000		4,637,514	432,500
External trade loans	LIBOR plus 0.4% to 1.125%	Various to 2007		37,340,973	3,323,333		2,412,580	225,000

Bank loans	Fixed of 5.44% to 5.58% LIBOR plus 0.6% to 1.9%	Various to 2018		27,813,879	2,475,425		107,720	10,046

Total financing in U.S. dollars				268,303,307	23,878,899		199,276,225	18,584,734

Euros:
Bonds	Fixed of 6.25% to 7.75%, floating, and LIBOR plus 1.65%	Various to 2013		34,294,203	2,421,394		15,145,600	1,346,394
Unsecured loans, banks and project financing	Fixed of 2% LIBOR plus 0.8125	Various to 2016		75,823	5,354		89,790	7,982

Total financing in Euros				34,370,026	2,426,748		15,235,390	1,354,376

Pesos:
Certificates	Fixed of 8.38% and variable plus 0.65% to 0.67%	Various to 2010		6,500,000
Project financing and bank loans	Fixed of 8.4% and variable plus 0.62% to 0.64%	Various to 2008		19,000,000			11,957,296

Total financing in pesos				25,500,000			11,957,296

Japanese yen:
Bonds	Fixed of 3.5%	2023		3,144,000	30,000,000		2,710,667	30,000,000
Project financing	Fixed 2.9% and Prime in yen	Various to 2015		15,592,863	148,786,858		15,273,229	169,034,706

Total financing in Yen				18,736,863	178,786,858		17,983,896	199,034,706

Other currencies (2)	Fixed rate of 7.5% and 14.5% and LIBOR plus 0.8125%	Various to 2013		9,045,633	Various		2,170,580	Various

Total principal in pesos (3)				355,955,829			246,623,387
Plus: Accrued interest				5,160,738			3,486,757

Total principal and interest				361,116,567			250,110,144
Less: Short-term maturities				57,503,476			51,465,139

Long-term debt			Ps.	303,613,091		Ps.	198,645,005

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

	2004		2005		2006		2007		2008		2009 and thereafter		Total

Maturities (in thousands of pesos)	Ps.	52,342,738	Ps.	41,347,653	Ps.	42,291,744	Ps.	42,074,201	Ps.	42,056,092	Ps.	135,843,401	Ps.	355,955,829

Notes to table:

(1)	Unsecured loans remain from a debt restructuring in 1987. This restructuring extended maturities to new periods through 2006.

(2)	Balance includes market operations, unsecured loans, loans denominated in Pounds sterling and Swiss francs, all carrying different interest rates.

(3)	Includes financing from foreign banks for Ps. 323,367,487 and Ps. 239,068,285 as of December 31, 2003 and 2002, respectively.

(4)	As of December 31, 2003 and 2002 the rates were as follows: LIBOR, 1.22% and 1.38%, respectively; and the Prime rate in Japanese yen, 1.7% and 1.375%, respectively.

10.  Financial instruments

During the normal course of business, PEMEX is exposed to foreign currency risk and interest rate risk, among other risks.  These risks create volatility in earnings, equity, and cash flows from period to period.  PEMEX makes use of derivative instruments in various strategies to eliminate or limit many of these risks.

PEMEX has enacted general risk management guidelines for the use of derivative instruments, which form a comprehensive framework for PEMEX.

The Risk Management Committee of PEMEX, comprised of representatives of PEMEX, the Central Bank of Mexico, SHCP, and PMI, authorizes PEMEX’s hedging strategies and submits the risk management policies for the approval of the Board of Directors of Petróleos Mexicanos (the “Board of Directors”).

During 2001, the Board of Directors approved a restructuring of the risk management area and created the Risk Management Deputy Direction, whose objective is to develop the financial and operational risk management strategy for PEMEX and to establish institutional regulations consistent with a consolidated risk management approach.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

(i) Credit risk

PEMEX is subject to credit risk through trade receivables and derivative financial instruments.  To monitor this risk, PEMEX has established an internal credit committee to monitor credit policies and procedures.  However, PEMEX closely monitors extensions of credit and has never experienced significant credit losses.  Also, most foreign sales are made to large, well-established companies.  PEMEX invests excess cash in low-risk, liquid instruments, which are placed with a wide array of institutions.

(ii) Counterparty risk from the use of derivative financial instruments

PEMEX is exposed to credit (or repayment) risk and market risk through the use of derivative instruments.  If the counterparty fails to fulfill its performance obligations under a derivative contract, PEMEX’s credit risk will equal the positive fair value of the derivative.  Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes PEMEX, thus creating a repayment risk for PEMEX.  When the fair value of a derivative contract is negative, PEMEX owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, PEMEX enters into transactions with high quality counterparties, which include financial institutions and commodities exchanges that satisfy PEMEX’s established credit approval criteria.  Normally, these counterparties have higher credit standing than that of PEMEX.

Derivative transactions are generally executed on the basis of standard agreements.  In general, collateral for financial derivative transactions are neither provided nor received.  However in energy derivative transactions, counterparties require collateral when the negative fair value of the position exceeds the credit threshold.

(iii) Interest rate risk management

PEMEX’s interest rate risk hedging strategy allows the volatility of the financial risk to be reduced in the operating cash flows of PEMEX for the long-term debt commitments and guaranteed minimum dividends.  Interest rate derivatives allow PEMEX to contract long-term loans at fixed or variable rates and to select the appropriate mix of the debt at variable versus fixed rates.

PEMEX’s hedging strategy against interest rate volatility has allowed it to change effectively the characteristics of its liabilities.  At December 31, 2003, the effective interest rate on approximately 56% (57% in 2002) of PEMEX’s debt is at fixed rate.  Derivative financial instruments used in hedging transactions of PEMEX are mainly interest rate swaps, in which PEMEX has the rights to receive payments based on LIBOR at three and six months.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

(iv) Exchange rate risk management

As a currency exchange rate risk hedging policy, PEMEX contracts cross-currency swaps in order to hedge against adverse changes in currency exchange rates.  Since a significant amount of PEMEX’s revenues is denominated in U.S. dollars, PEMEX generally contracts loans in U.S. dollars.

However, PEMEX also contracts debt in currencies other than the U.S. dollar to take advantage of the financing terms available in these foreign currencies.  These foreign currency financial derivatives have been established to translate the amounts relative to various bonds issued in other currencies into U.S. dollars.

In December 2002, PEMEX entered into a cross-currency swap with a termination date in 2023 to hedge its exposure in Japanese yen, given the long term nature of this obligation, the swap used to hedge this risk includes an option to rescind the contract linked to a defined set of credit default events by PEMEX.  In case such an event occurs, the swap terminates without any additional obligation to any of the parties.  This swap has a notional amount of U.S. $241.4 million and accounts for 5.2% of the total outstanding cross-currency swap position.

(v) Commodity price risk management

Crude oil:

PEMEX’s exports and domestic sales are related to international hydrocarbon prices, thus exposing PEMEX to fluctuations in international markets.  Currently, PEMEX does not enter into any long-term hedge against fluctuations in crude oil prices.  However, in order to lessen the effect of a decline in hydrocarbon prices, since 1998, the Mexican Government, along with PEMEX, agreed to reduce the volume of crude oil exports in conjunction with the major international oil producers to improve international oil prices.  Notwithstanding, during December 2002 PEMEX entered into a short-term crude oil price hedge through the use of options for approximately 6% of the PEMEX total production.

Petroleum products:

PEMEX balances its overall petroleum product supply and demand through PMI Trading Ltd., managing only those exposures associated with the immediate operational program.  To this end, PEMEX uses the full range of conventional oil price-related financial and commodity derivatives available in the oil markets.  PEMEX’s benchmark for petroleum product commercial activities is the prevailing market price.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Natural gas:

PEMEX offers its customers financial instruments as a value added service and provides various hedging contracts to its customers in order to give them the option of protecting against fluctuations in the price of PEMEX’s products.  In 2001 PEMEX entered into a number of three-year agreements with Mexican industrial consumers to sell natural gas at a fixed reference price of 4.00 U.S. dollars per million BTUs, covering a period from January 1, 2001 through December 31, 2003.  As part of PEMEX’s risk management strategy, PEMEX has also entered into a number of derivative instruments, primarily swaps and futures, to hedge these fixed price sales under the three-year agreements, while locking in a profit margin.  PEMEX entered into these derivative instruments for approximately 91% of the total volume of natural gas sold under these three-year fixed price agreements.  The risk management strategy used to hedge these fixed price sales left PEMEX with an exposure to basis risk arising from the difference between the index used to hedge the natural gas sales at a fixed price and the index used as reference to mark to market these fixed-price contracts.  This basis risk is treated as an inefficiency of the transaction and may impact PEMEX’s earnings in a period other than the one during which the transaction was realized.

During the fourth quarter of 2003, the Ministry of Energy announced a new natural gas pricing program for its domestic sales for the years 2004 through 2006.  Under this program, customers may purchase natural gas from PEMEX at a fixed price of either (1) 4.50 U.S. dollars per million BTUs (for purchases up to 10 million cubic feet per day) and 4.55 U.S. dollars per million BTUs (for larger requirements up to 20 million cubic feet per day) over the period from January 1, 2004 through December 31, 2006 or (2) 4.425 U.S. dollars per million BTUs plus any excess of the average spot price over 6.00 U.S. dollars per million BTUs, for the period from January 1, 2004 through December 31, 2004, subject to certain conditions.  This program applies to approximately 20% of PEMEX’s total domestic sales of natural gas to third parties.  This program is designated to change PEMEX’s traditional risk profile with respect to natural gas in order to mitigate the volatility of the revenues derived from the sales of this product.  This strategy does not leave PEMEX with an exposure to basis risk, due to the fact that the derivatives are priced using the same market indices as the ones used to price the natural gas sales.

(vi) Investment portfolio risk management

At December 31, 2003, PEMEX held two equity swaps with respect to shares of Repsol.  In 1994, PEMEX entered into an equity swap, which was restructured in March 2000, resulting in a swap with respect to 26,427,781 Repsol shares divided in three tranches, having one-, two- and three-year maturities.  In addition, in January 2000, PEMEX entered into a second equity swap with respect to 13,679,704 Repsol shares maturing in three years. Upon the maturity of the two swaps, PEMEX has continuously renewed these swaps for periods up to three months.  As of December 31, 2003 the market value of the Repsol shares was U.S. $19.47 per share.  These swaps matured in January 2004 and they were not renewed.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

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

Fair value for instruments designated as non-market interest rate hedging instruments was calculated discounting the future cash flows at its present value, using the market interest rate for the remaining period of the instrument.  Cash flows discounted for interest rate swaps are determined for each individual transaction at the balance sheet date.

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

•
The fair values of existing instruments to hedge interest rate risk were determined by discounting future cash flows using market interest rates over the remaining term of the instrument.  Discounted cash values are determined for interest rate and cross-currency swaps for each individual transaction as of the balance sheet date.  Interest exchange amounts are considered with an effect on current results at the date of payment or accrual.  Market values for interest rate options are determined on the basis of quoted market prices or on calculations based on option pricing models.

•	Energy future contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The following table indicates the types of current swaps, their notional amount and fair value at December 31:

	2003				2002

	Notional amount		Fair value		Notional amount		Fair value

Interest rate swaps	Ps.	4,112,960	Ps.	(225,736)	Ps.	4,332,558	Ps.	(350,371)
Equity swaps		8,173,190		598,006		6,851,222		(1,208,844)

The following table indicates the types of cross-currency swaps and their respective notional amounts and fair values at December 31:
	2003				2002

	Notional amount		Fair value		Notional amount		Fair value

British pounds to U.S. dollars	Ps.	8,195,089	Ps.	830,026	Ps.	2,104,037	Ps.	28,524
Japanese yen to U.S. dollars		14,825,716		1,844,856		15,707,986		(57,673)
Euro to U.S. dollars		29,116,726		5,171,162		14,975,024		(1,056,648)

The following table indicates the commodity derivative instruments, and their fair value at December 31, in thousands of U.S. dollars:

	2003		2002

	Fair value		Fair value

Swaps	US$	(113,800)	US$	166,234
Options		6,380		(8,781)
Futures		1,589		(3,649)

Fair value of derivative financial instruments presented in the previous schedules is presented for information purposes only.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

(viii) Fair value of financial instruments other than derivatives

The estimated fair value of financial instruments other than derivatives, for which it is practicable to estimate its value, as of December 31, 2003 and 2002 is as follows:

	2003				2002

	Carrying value		Fair value		Carrying value		Fair value

Assets:
Cash and cash equivalents	Ps.	73,336,397	Ps.	73,336,397	Ps.	45,621,193	Ps.	45,621,193
Accounts receivable, notes and other		70,212,832		70,212,832		70,212,832		70,212,832

Liabilities: Suppliers	Ps.	33,541,237	Ps.	33,541,237	Ps.	30,434,568	Ps.	30,434,568
Accounts payable		7,339,932		7,339,932		7,000,103		7,000,103
Sale of future accounts receivable		40,457,075		40,457,075		45,166,232		45,166,232
Taxes payable		36,643,996		36,643,996		27,778,263		27,778,263
Short-term debt		57,503,476		57,503,476		51,465,139		51,465,139
Notes payable to contractors short-term		1,887,150		1,887,150		1,640,274		1,640,274
Notes payable to contractors long-term		13,139,589		15,639,257		28,509,738		32,295,581
Long-term debt		303,613,091		325,338,757		198,645,005		211,724,375

The reported carrying value of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and short-term debt approximate fair value because of their short maturities.

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

11.  Reserve for retirement payments, pensions and seniority premiums

PEMEX has labor obligations for seniority premiums and pensions, according to regulations established by the Ley Federal del Trabajo (the “Federal Labor Law”), and provisions in the individual and collective labor contracts.  This compensation is only payable after the worker or employee has worked a certain number of years.  Benefits are based on the employee’s compensation as of his retirement date, as well as the number of years of service.  PEMEX has established a reserve for retirement and seniority premium benefits, determined by independent actuaries.  The reserve is calculated by independent third party actuaries using the projected unit-credit method.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

In 2003, PEMEX amended its pension and other post retirement benefits plans.  The net cost of the plan recorded in the consolidated statements of operations amounted to Ps. 38,938,604, Ps. 39,711,998 and Ps. 38,020,657 in 2003, 2002 and 2001, respectively.

The amount of benefits projected for pensions and seniority premiums, determined by independent actuaries, is as follows:

	2003		2002

Obligation for current benefits	Ps.	298,918,138	Ps.	272,046,398
Additional amount for projected benefits		14,443,993		7,303,724

Projected benefit obligation		313,362,131		279,350,122
Less:
Plan assets (trust funds)		13,148,657		6,865,808

		300,213,474		272,484,314
Transition liability to be amortized over the following 15 years, actuarial gains or losses, prior service costs and plan amendments		133,753,206		127,368,263

Net projected liability		166,460,268		145,116,051
Additional minimum liability		119,309,221		120,065,003

Accumulated obligation	Ps.	285,769,489	Ps.	265,181,054

Net cost for the year is comprised as follows:
	2003		2002		2001

Service cost	Ps.	7,493,503	Ps.	7,061,838	Ps.	6,432,943
Financial cost		23,058,739		25,793,820		25,198,747
Gain of plan assets		(1,029,529)		(715,319)		(1,124,603)
Amortization of transition obligation		7,638,880		1,233,101		1,380,737
Prior services and plan changes		344,877		5,350,289		1,693,537
Actuarial (gains) losses		(54,950)		988,269		4,439,296
Inflation adjustment		1,487,084

Net cost for the year	Ps.	38,938,604	Ps.	39,711,998	Ps.	38,020,657

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Actuarial assumptions used in the calculation of net seniority premium and pension plan cost for the years 2003 and 2002, are the following:

Expected long-term rate of return on assets	5.50%
Interest rate	4.59%
Rate of increase in compensation levels	0.92%

12.  Comprehensive loss

Comprehensive loss for the years ended December 31, 2003, 2002 and 2001 is analyzed as follows:

	2003		2002		2001

Net loss for the year	Ps.	(40,644,363)	Ps.	(24,574,040)	Ps.	(30,395,660)
Effect of restatement of the year, net		5,635,367		(4,195,728)		(5,653,186)
(Application) increase in specific oil-field exploration and depletion reserve, net		(13,053,826)		1,817,371		3,942,596
Other equity movements (1)				42,243		598,284

Comprehensive loss for the year	Ps.	(48,062,822)	Ps.	(26,910,154)	Ps.	(31,507,966)

(1) Represents primarily translation adjustments from non-Mexican subsidiaries.

13.  Equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity.  This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board of Directors.  The capitalization agreement between Petróleos Mexicanos and the Mexican Government stipulates that the Certificates of Contribution “A” constitute permanent capital.

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

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

In December 1997, the Board of Directors and the Mexican Government agreed to an equity reduction of the Certificates of Contribution “A” in exchange for a cash payment to the Mexican Government of Ps. 12,118,050 in nominal terms (U.S. $1,500,000).  Petróleos Mexicanos and SHCP agreed upon a corresponding reduction in the future payments of the minimum guaranteed dividend.  As a result, the Certificates of Contribution “A” are as follows:

Certificates of Contribution “A” (nominal value)	Ps.	10,222,463
Inflation restatement increase		72,397,776

Certificates of Contribution “A” in Mexican pesos of December 31, 2003 purchasing power	Ps.	82,620,239

During 2003, Petróleos Mexicanos paid Ps. 10,175,024 (Ps. 10,098,227 during 2002) to the Mexican Government in advance on account of the minimum guaranteed dividend.  These payments will be applied to the final amount that the Board of Directors approves as the total annual dividend, which is usually in the following fiscal year.

14.  Foreign currency position

PEMEX has the following assets and liabilities denominated in foreign currencies, which are stated in thousands of Mexican pesos at the exchange rate prevailing at December 31, 2003 and 2002:

	Amounts in foreign currency (Thousands)

	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos

2003:
U.S. dollars	5,779,829	29,843,201	(24,063,372)	11.2360	Ps.	(270,376,048)

Japanese yen		194,226,518	(194,226,518)	0.1048		(20,354,939)

Pounds sterling	260	452,718	(452,458)	20.0922		(9,090,877)

Euros	279,441	2,670,519	(2,391,078)	14.1630		(33,864,838)

Net-short position, before foreign-currency hedging (Note 10)					Ps.	(333,686,702)

2002:
U.S. dollars	12,969,633	32,372,228	(19,402,595)	10.3125	Ps.	(200,089,261)

Japanese yen	102,593,907	204,882,010	(102,288,103)	0.0869		(8,888,836)

Pound sterling	125,208	125,479	(271)	16.6217		(4,504)

Swiss francs		669	(669)	7.4572		(4,989)

Dutch guilders	40		40	4.9044		196

Euros	1,318,788	1,369,405	(50,617)	10.8188		(547,615)

Net-short position, before foreign-currency hedging (Note 10)					Ps.	(209,535,009)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

15.  Segment financial information

PEMEX’s primary business is the exploration for and production of the crude oil and natural gas and the refining and marketing of petroleum products conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.  Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as, from the export of crude oil, through PMI, to international markets.  Export sales are made through PMI to approximately 25 major customers in various foreign markets.  Less than half (approximately 45%) of PEMEX crude is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

•
Pemex-Refining earns revenues from sales of refined petroleum products and derivatives.  Most of Refining’s sales are to third parties and occur within the domestic market.  The entity supplies the Comisión Federal de Electricidad (“CFE”) with a significant portion of its fuel oil production.  Pemex-Refining’s most profitable products are gasolines.

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

In making performance analyses for the entities, PEMEX’s management focuses on sales volumes and gross revenues as the primary indicators.

Income (loss) and identifiable assets for each segment have been determined after intersegment adjustments.  Sales between segments are made at internal transfer prices established by PEMEX which reflect international market prices.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Following is the condensed financial information of these segments:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment eliminations		Total

Year ended December 31, 2003
Sales:
Trade	Ps.	183,628,097	Ps.	294,577,620	Ps.	99,934,929	Ps.	12,258,658	Ps.	35,029,350	Ps.		Ps.	625,428,654
Intersegment		243,005,708		13,632,309		42,430,424		4,708,722		251,481,446		(555,258,609)

Total net sales		426,633,805		308,209,929		142,365,353		16,967,380		286,510,796		(555,258,609)		625,428,654
Operating income		304,188,007		71,251,926		3,970,629		(9,786,399)		(20,310,144)		18,252,654		367,566,758
Comprehensive financing cost		21,282,482		12,294,055		(661,892)		1,028,807		11,222,335		(14,423,372)		30,742,415
Net income (loss)		1,122,231		(36,218,695)		7,683,580		(14,619,448)		(36,968,443)		38,356,412		(40,644,363)
Depreciation and amortization		27,737,586		7,614,541		3,340,163		1,004,553		847,348				40,544,191
Acquisition of fixed assets (1)		49,056,085		13,111,952		3,532,894		1,626,405		536,776				67,864,112
Total assets		618,945,710		205,687,191		84,559,944		32,929,385		809,857,702		(906,508,128)		845,471,804
Year ended December 31, 2002
Sales:
Trade	Ps.	137,698,829	Ps.	274,058,225	Ps.	66,768,894	Ps.	8,755,370	Ps.	27,567,719	Ps.	(389,659,971)	Ps.	514,849,037
Intersegment		163,517,973		8,438,170		22,165,229		3,201,016		192,337,583

Total net sales		301,216,802		282,496,395		88,934,123		11,956,386		219,905,302		(389,659,971)		514,849,037
Operating income		205,282,552		93,143,748		4,058,301		(9,403,923)		(17,465,324)		20,104,954		295,720,308
Comprehensive financing cost		1,773,892		5,300,358		66,452		370,781		621,622		(1,893,978)		6,239,127
Net income (loss)		15,576,158		(35,648,024)		2,320,178		(12,221,305)		(19,232,733)		24,631,686		(24,574,040)
Depreciation and amortization		21,495,775		6,838,119		3,453,385		1,232,962		794,261				33,814,502
Acquisition of fixed assets (2)		7,245,184		23,577,064		1,506,599		1,920,654		60,720,216				94,969,717
Total assets		429,726,133		205,112,259		68,651,627		33,146,043		744,407,581		(713,323,600)		767,720,043

Year ended December 31, 2001
Sales:
Trade	Ps.	124,866,854	Ps.	268,712,341	Ps.	73,328,102	Ps.	10,124,754	Ps.	23,179,480	Ps.		Ps.	500,211,531
Intersegment		172,796,779		9,871,341		30,907,738		3,139,056		188,175,628		(404,890,542)

Total net sales		297,663,633		278,583,682		104,235,840		13,263,810		211,355,108		(404,890,542)		500,211,531
Operating income		199,389,674		78,983,025		2,943,942		(10,290,382)		(21,904,932)		18,660,535		267,781,862
Comprehensive financing cost		1,773,465		3,573,403		351,938		474,936		(873,472)		(2,848,819)		2,451,451
Net income (loss)		11,809,852		(30,869,449)		818,317		(10,851,073)		(30,081,479)		28,778,172		(30,395,660)
Depreciation and amortization		19,173,842		7,512,660		3,415,951		967,895		889,543				31,959,891
Acquisition of fixed assets (3)		43,649,835		7,689,958		2,476,280		1,243,227		1,730,295				56,789,595
Total assets		362,418,129		172,120,364		55,894,187		28,638,356		575,347,478		(584,255,742)		610,162,772

(1)   Beginning in 2003, the acquisition of fixed assets related to the PIDIREGAS projects are presented in each of Subsidiary Entities that will maintain and operate those fixed assets.

(2)   In 2002, the Subsidiary Companies segment acquired fixed assets in the amount of Ps. 62,441,179, of which Ps. 61,916,013 are related to the Master Trust and Ps. 1,720,963 of completed assets were transferred from the Master Trust to Subsidiary Entities who will maintain and operate the fixed assets.

(3)   In 2001, the Subsidiary Companies segment acquired fixed assets in the amount of Ps. 37,809,990, of which Ps. 37,361,473 are related to the Master Trust and Ps. 36,079,695 of completed assets were transferred from the Master Trust to Subsidiary Entities who will maintain and operate the fixed assets.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

16.  Commitments

a.
PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015.  At December 31, 2003 and 2002, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 21,311,844 and Ps. 23,079,619, respectively.  In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

b.	At December 31, 2003, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 172,652,164. These contracts are for the development of PIDIREGAS.

c.
PEMEX sold 13,679,704 shares of Repsol and simultaneously contracted an equity swap on such shares with an international financial institution.  The agreement contained a mandatory repurchase clause for the shares. The repurchase commitment was for U.S. $292,000; however, at the expiration date, PEMEX did not repurchase the shares and opted for renewing the swap, which has no mandatory repurchase.

d.
PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for crude oil with foreign companies in international markets.  The terms and conditions of these contracts are specific for each customer and their duration in certain contracts have no expiration and in certain cases, the contracts contain minimum mandatory periods.

17.  Contingencies

a.
In the normal course of business, PEMEX is named in a number of lawsuits of various natures.  PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable.  PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made any accruals.

b.
PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the “Environmental Law”).  To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities.  To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded.  Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improvement plans.  Such plans consider remediation for environmental

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediation as of December 31, 2003 and 2002 of Ps. 1,926,440 and Ps. 2,287,228, respectively.  These liabilities are included in “Reserve for dismantlement and abandonment activities, sundry creditors and others”.

c.
At December 31, 2003, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of Ps. 15,736,143.  At December 31, 2003 and 2002, PEMEX has accrued Ps. 1,339,740 and Ps. 1,106,557, respectively, related to those contingencies for which management believes that the outcome will be unfavorable.

d.
PEMEX was sued in a lawsuit filed by Conproca, relating to the non-fulfillment of the terms agreed between the parties involved in Contrato de Obra Pública Financiada (Financed Public Construction Contract) and the Contrato de Obra Pública a Precios Unitarios (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS.  The claim is before the International Arbitration Court of the International Chamber of Commerce located in Paris, France.

The lawsuit seeks payment for U.S. $648,000 for the alleged non-fulfillment of obligations under the aforementioned contracts and agreements between Conproca and PEMEX.  The amount claimed by Conproca is for additional contract work, indemnities and expenses incurred not refunded by PEMEX.   PEMEX filed a counterclaim against Conproca for the non-fulfillment of contracts and agreements in the Cadereyta Project.  The amount of the counterclaim is U.S. $919,200.  Based on PEMEX management’s evaluation of this lawsuit, no provision has been recorded as of December 31, 2003.

e.
PEMEX has been sued by Construcciones Industriales del Golfo, S. A. de C. V. for late and non-payment of bills and other items for a total of U.S. $79,276 (Ps. 890,745).  In connection with this lawsuit, PEMEX subsequently made a counterclaim against the supplier for U.S. $4,949 (Ps. 55,607) for unsatisfactory work.  The judge hearing the first claim determined that PEMEX had to pay U.S. $4,000 (Ps. 44,944), plus interest accrued since the date the payment was ceased.  PEMEX appealed this decision, which appeal is pending resolution.  PEMEX recognized a provision for this claim totaling U.S. $4,576 (Ps. 51,416).

f.
The Comisión Federal de Competencia (“Federal Competition Commission”) handed down a resolution against PEMEX for presumed monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil.  The resolution established the following measures:

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

•	Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

•	Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

•	Report the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but it was challenged through an appeal for review.  A ruling thereon has not been handed down yet.  Consequently, PEMEX has not accrued any reserve for this claim.

18.  Subsequent events

a.
The provisions of Bulletin C-15 went into effect on January 1, 2004.  That Bulletin establishes general criteria for the identification and, if applicable, recording of losses from impairment or decrease in value of long-lived tangible and intangible assets, including goodwill.  Additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets.  PEMEX estimates that the impairment loss and corresponding decrease in the carrying value of long-lived assets upon adoption of this new Bulletin to approximate Ps. 10.0 billion.

b.
The Board of Directors of Petróleos Mexicanos in its ordinary session of February 11, 2004, approved the change in accounting policy for the recording of exploration and drilling costs, to be applied in 2004, using the successful efforts method, instead of the policy currently used through the reserve for exploration and depletion.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

19. Differences between Mexican GAAP and U.S. GAAP

PEMEX’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”).  Due to the adoption of Bulletin B-10 as discussed in Note 2b) to the financial statements, all of the related U.S. GAAP adjustments have also been restated to reflect the effects of inflation.  The application of B-10 represents a comprehensive measure of the effects of price level changes and is considered to result in a more meaningful presentation than historical cost-based financial reporting in an environment such as Mexico. Consequently, unlike in the past when PEMEX recognized inflation in accordance with NIF-06 BIS “A”, none of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP have been eliminated in the U.S. GAAP reconciliation.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net income and shareholders’ equity as of and for the years ended December 31:

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

I.  Differences in measurement methods:

Loss represents pre-tax loss, because PEMEX is not subject to Mexican income taxes, and is reconciled as follows:

	2003		2002		2001

Net loss for the year under Mexican GAAP	Ps.	(40,644,363)	Ps.	(24,574,040)	Ps.	(30,395,660)

U.S. GAAP adjustments:
Exploration and drilling costs (a)		(19,283,665)		3,229,372		1,810,606
Pensions and seniority premiums (b)		556,055		(1,448,784)		2,707,043
Post-retirement benefits (c)		(8,643,741)		(7,934,957)		(4,587,244)
Accrued vacation (d)		(25,877)		(34,958)		(69,973)
Fixed asset adjustments:
• Capitalized losses of hedging financial instruments (e)		(177,899)		(282,659)
• Capitalization of interest, net (f)		1,720,024		1,548,111		2,571,493
• Impairment, net (g)		(2,619,643)		2,063,114		(120,957)
• Depreciation convention (h)		667,336		(536,198)		(1,144,424)
Accounting for financial instruments:
• Difference in cumulative effect of adoption of new financial instruments standards (i)						5,845,333
• Difference in current period effect (i)		1,821,850		(3,042,039)		2,728,848
Sales of shares of Repsol (j)		(556,358)		(668,689)		367,940
Profit in inventory (k)		(103,921)		(1,001,752)		(57,282)
Available-for-sale investment securities (m)						(3,005,307)
Effects of inflation accounting on U.S. GAAP adjustments (o)		980,812		16,764		5,222

Total U.S. GAAP adjustments, net		(25,665,027)		(8,092,675)		7,051,298

Net loss for the year under U.S. GAAP	Ps.	(66,309,390)	Ps.	(32,666,715)	Ps.	(23,344,362)

Components of U.S. GAAP net loss:
Loss from continuing operations	Ps.	(68,322,172)	Ps.	(32,666,715)	Ps.	(27,694,388)
Cumulative effect of accounting changes (i) (n)		2,012,782				4,350,026

Net loss for the year	Ps.	(66,309,390)	Ps.	(32,666,715)	Ps.	(23,344,362)

Comprehensive loss under U.S. GAAP:
Net loss for the year under U.S. GAAP	Ps.	(66,309,390)	Ps.	(32,666,715)	Ps.	(23,344,362)
Other comprehensive income (loss):
Derivative financial instruments (i)		5,022,831		887,941		(517,263)
Unrealized gains (losses) on securities (m)		4,535,060		(272,431)
Surplus in restatement of equity and other equity movements		5,635,367		(4,153,485)		5,054,903

Comprehensive loss	Ps.	(51,116,132)	Ps.	(36,204,690)	Ps.	(18,806,722)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Components of accumulated other comprehensive income at December 31:	2003		2002

Derivative financial instruments (i)	Ps.	5,393,508	Ps.	370,677
Unrealized gains on securities (m)		4,262,629		(272,431)
Surplus in restatement of equity and other equity movements		130,898,054		125,262,687

Accumulated other comprehensive income	Ps.	140,554,191	Ps.	125,360,933

	2003		2002

Equity is reconciled as follows:
Equity under Mexican GAAP	Ps.	45,860,813	Ps.	103,905,648
U.S. GAAP adjustments:
Exploration and drilling costs (a)		15,782,616		22,128,673
Pensions and seniority premiums (b)		(6,527,382)		(7,083,437)
Post-retirement benefits (c)		(40,618,178)		(31,974,437)
Accrued vacation (d)		(660,498)		(654,364)
Fixed asset adjustments:
• Capitalized losses of hedging financial instruments (e)		(460,558)		(282,659)
• Capitalization of interest, net (f)		(12,944,241)		(14,664,265)
• Impairment, net (g)		(42,905,150)		(40,285,507)
• Depreciation convention (h)		(2,669,342)		(3,336,678)
Accounting for financial instruments (i)		12,040,893		5,264,421
Sale of shares of Repsol (j)		(642,921)		(856,070)
Profit in inventory (k)		(1,758,233)		(1,654,312)
Advanced payments on minimum guaranteed dividend (l)		(10,175,024)		(10,098,227)
Available-for-sale investment securities (m)		1,257,322		(3,277,738)

Total U.S. GAAP adjustments, net		(90,280,696)		(86,774,600)

(Deficit) equity under U.S. GAAP	Ps.	(44,419,883)	Ps.	17,131,048

Changes in U.S. GAAP equity for the year ended December 31:	2003		2002

Equity at January 1	Ps.	17,131,048	Ps.	63,654,635
Net loss for the period		(66,309,390)		(32,666,715)
Minimum guaranteed dividends		(10,434,799)		(10,318,897)
Other comprehensive income:
Derivative financial instruments		5,022,831		887,941
Unrealized gains (losses) on available-for-sale investment securities		4,535,060		(272,431)
Surplus in restatement of equity and other equity movements		5,635,367		(4,153,485)

(Deficit) equity at December 31	Ps.	(44,419,883)	Ps.	17,131,048

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Explanation of reconciling items:

a) Exploration and drilling costs

As discussed in Notes 2e) and 2f) under Mexican GAAP, PEMEX charges exploration and drilling costs to the equity reserve for exploration and depletion of oil fields.  Exploration and drilling costs related to successful oil wells are credited to the equity reserve and recorded as fixed assets.  Cost of sales is recognized by recording a per-crude oil barrel quota charge in the statement of operations and recording a credit to the equity reserve.

Under U.S. GAAP, costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are charged to expense if proved reserves are not discovered.  Capitalized costs incurred in exploration activity are amortized on a UOP basis over total proved reserves. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells are capitalized.  The capitalized costs of wells and related equipment are amortized on a UOP basis over proved developed reserves, as the related oil and gas reserves are extracted. Costs of unproved properties are assessed periodically and a loss is recognized if the properties are determined to be impaired (adjustment g)).  PEMEX has accordingly adjusted the results of operations and equity to reflect the impact of U.S. GAAP on exploration and drilling costs; i.e., the Mexican GAAP operations charge related to the cost per barrel has been reversed, the equity account related to the specific oil field exploration and drilling reserve has been reversed to zero, and costs related to properties in the exploration and development phase have been capitalized in accordance with U.S. GAAP. The adjustment is also net of the difference in amortization for capitalized amounts.

b) Pensions and seniority premiums

Under Mexican GAAP, PEMEX follows the guidance in Bulletin D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans and seniority premiums.  The primary difference between PEMEX’s application of Bulletin D-3 and the U.S. GAAP guidance provided in Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers Accounting for Pensions” (“SFAS No. 87”), is the implementation dates.  PEMEX adopted SFAS No. 87 effective January 1, 1989 and recorded a transition obligation on adoption which is being amortized over 15 years.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

c) Post-retirement benefits

Under Mexican GAAP, PEMEX accounts for supplemental payments under its Bulletin D-3 calculations.  PEMEX, however, accounts for other health service benefits on a pay-as-you-go basis. Under U.S. GAAP, PEMEX follows the guidelines of SFAS No. 106, “Employers’ Accounting for Post-Retirement Benefits Other Than Pensions,” (“SFAS No. 106”) in accounting for health service and other supplemental payments provided to retirees. SFAS No. 106 requires the accrual of the expected cost of providing such benefits to employees during the years that the employees render service.

d) Accrued vacation

Under Mexican GAAP, vacation expense is recognized when the vacation is utilized by the employee. Under U.S. GAAP, vacation expense is accrued for when earned by the employee.

e) Fixed assets - Capitalized losses of hedging financial instruments

Under Mexican GAAP, realized losses arising from hedging instruments designated as cash flow hedges are capitalized as part of capitalized interest. Under U.S. GAAP, realized gains and losses arising from currency swap hedging instruments designated as cash flow hedges cannot be capitalized as part of the qualifying assets, but are recognized into earnings during the same period in which the forecasted transaction affects earnings.  For the years ended December 31, 2003 and 2002, PEMEX capitalized Ps. 183,713 and Ps. 282,659 of losses arising from hedging instruments. The 2003 adjustment is net of depreciation by Ps. 5,814 related to amounts previously capitalized.

f) Fixed assets - Capitalization of interest

Under Mexican GAAP, interest is capitalized to property, plant and equipment based upon total interest cost incurred on loans allocated to construction projects, regardless of whether or not the amounts borrowed have been spent on such projects.

Under U.S. GAAP, interest is capitalized by applying an average interest rate outstanding to the construction in progress balance without exceeding total interest expense.  PEMEX has accordingly adjusted its results of operations and equity to reflect the U.S. GAAP requirements for capitalizing interest.  The adjustment for capitalized interest is presented net of the effects of depreciation in an amount of Ps. 1,030,773, Ps. 1,066,185, and Ps. 1,106,615 for the years ended December 31, 2003, 2002 and 2001, respectively, related to amounts previously capitalized for such assets.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Interest costs for the years ended December 31, 2003, 2002 and 2001, for Mexican GAAP and U.S. GAAP purposes were allocated as follows:

	2003		2002		2001

Under Mexican GAAP:
Interest capitalized in fixed assets	Ps.	7,246,308	Ps.	5,468,205	Ps.	4,153,855
Interest in the specific oil-field exploration and depletion reserve		19,039		50,045		95,125
Interest expense		23,487,142		20,971,411		17,784,090

Total interest cost	Ps.	30,752,489	Ps.	26,489,661	Ps.	22,033,070

Under U.S. GAAP:
Interest capitalized in fixed assets	Ps.	7,954,598	Ps.	6,000,176	Ps.	5,713,858
Interest expense		22,797,891		20,489,485		16,319,212

Total interest cost	Ps.	30,752,489	Ps.	26,489,661	Ps.	22,033,070

g) Fixed assets - Impairment

Under Mexican GAAP, through December 31, 2003, PEMEX evaluates the recovery of its long-lived assets utilizing the “value in use criteria” of Bulletin B-10.

For U.S. GAAP purposes, an evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.  Under U.S. GAAP, the impairment criteria is met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without financing charges) of the related assets. The asset is written down to fair value as determined by using the present value of expected future cash flows.  PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field by field basis following the guidance on SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

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

In 2003, under U.S. GAAP, PEMEX recorded an impairment charge of Ps. 4,670,820, which reflects an adjustment relating to certain oil and gas producing fields as well as certain refining assets.  The 2003 U.S. GAAP net income reconciliation also includes a credit of Ps. 2,051,177 for depreciation

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

due to the difference in carrying values of long-lived assets between Mexican GAAP and U.S. GAAP for the cumulative impairment charge differences.

In 2002, under U.S. GAAP, PEMEX recorded an impairment charge of Ps. 4,587,200, which reflects an adjustment relating to certain oil and gas producing fields as well as certain refining assets.  The 2002 U.S. GAAP net income reconciliation also includes a credit of Ps. 6,650,314 for depreciation due to the difference in carrying values of long-lived assets between Mexican GAAP and U.S. GAAP for the cumulative impairment charge differences and the reversal of write-off charges recorded under Mexican GAAP for assets previously impaired under U.S. GAAP, primarily in the petrochemical plants.

In 2001, under U.S. GAAP, PEMEX recorded an impairment charge of Ps. 3,609,293, which reflects an adjustment relating to certain oil and gas producing fields.  The 2001 U.S. GAAP net income reconciliation also includes a credit of Ps. 3,488,336 for depreciation due to the difference in carrying values of long-lived assets between Mexican GAAP and U.S. GAAP for the cumulative impairment charge differences.

h) Fixed assets - Depreciation convention

Until 2002, under Mexican GAAP, PEMEX began to depreciate assets the year after which they were placed in service.  For U.S. GAAP purposes, assets were depreciated from the date placed in service.  For the years ended December 31, 2002 and 2001, due to significant new PIDIREGAS financed through the Master Trust, an adjustment for depreciation has been recognized in the U.S. GAAP reconciliation.  For the year ended December 31, 2003, as described in Note 2h), PEMEX changed its accounting under Mexican GAAP to require depreciation from the month after the asset was placed into service, therefore eliminating any new differences between Mexican GAAP and U.S. GAAP. Also in 2003, the U.S. GAAP adjustment reflects a credit to income of Ps. 667,336 for the reversal of the depreciation expense previously recorded under U.S. GAAP.

i) Accounting for financial instruments

For U.S. GAAP purposes, beginning January 1, 2001, PEMEX adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS No. 133”), which requires that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes to fair values are recognized immediately in earnings, unless the derivative qualifies as a “hedge” (as defined in SFAS No. 133), for which certain special accounting treatment is permitted.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

In accordance with U.S. GAAP, hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship.  On at least a quarterly basis, PEMEX assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods.  PEMEX considers hedge accounting to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction.

If a derivative instrument qualifies as a fair value hedge under the applicable guidance and is documented as such, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks is recorded in earnings based on the income classification of the item being hedged.  These hedges also adjust the book values of the derivatives and hedged item.  If a derivative instrument qualifies as a cash flow hedge under the applicable guidance and is documented as such, the effective portion of the hedging instrument’s gain or loss is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings.  Gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with earnings treatment of the hedged transaction.  The ineffective portion of a hedging derivative’s fair value change, where that derivative is used in a cash flow hedge, is recorded in current earnings.  Classification in the statement of operations of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged.  If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statements of operations.

PEMEX has entered into contracts for the purchase and/or sale of oil and gas. While some of these contracts meet the definition of a derivative under SFAS No. 133, PEMEX has determined that the normal purchase or normal sale exception applies to such contracts. Accordingly, such contracts are not accounted for as derivatives pursuant to SFAS No. 133.

PEMEX also evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS No. 133 requirements.  Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included.  If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings, to the extent that the hybrid instrument is not already accounted at fair value.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

When hedge accounting is discontinued due to PEMEX’s determination that the derivative no longer qualifies as an effective fair value hedge, PEMEX will continue to carry the derivative on the balance sheet at its fair value.  The related hedged asset or liability will cease to be adjusted for changes in fair value that are due to the previously hedged risk.  When PEMEX discontinues hedge accounting in a cash flow hedge because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings.  However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized in current earnings.  If a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains and losses are recognized in current earnings.

An adjustment of the carrying amount of a hedged asset held for sale would remain part of the carrying amount of that asset until the asset is sold, at which point the entire carrying amount of the hedged asset would be recognized as the cost of the item sold in determining earnings. An adjustment of the carrying amount of a hedged interest-bearing financial instrument shall be amortized to earnings; amortization shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.  As of December 31, 2003, PEMEX had not discontinued any hedge accounting.

PEMEX recorded a cumulative effect totaling Ps. 4,350,026 (benefit to earnings) as of January 1, 2001 upon adoption of SFAS No. 133, as compared to the Ps. 1,495,307 cumulative effect loss upon adoption of Mexican GAAP Bulletin C-2 as of January 1, 2001.  There was no cumulative effect adjustment in other comprehensive income as of this date since PEMEX did not have any cash flow hedges upon adoption.

The principal differences between the cumulative effect adjustment and period-to-period income adjustments under Mexican GAAP and U.S. GAAP relate to the following:

•
As disclosed in Note 10, PEMEX has entered into cross currency swaps under which it swaps principal and interest payments on non-U.S. dollar-denominated obligations for U.S. dollar amounts. This limits PEMEX’s exposure to fluctuations in these currencies as they relate to the U.S. dollar.  Under U.S. GAAP, foreign currency hedges can only be designated as such when hedging the risk to the entity’s functional currency, and therefore, these contracts do not qualify for hedge accounting under U.S. GAAP although they do under Mexican GAAP Bulletin C-2, which has no similar requirement that foreign currency hedge transactions be carried out in their functional currency.

Back to Contents

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

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

•
Lastly, under Mexican GAAP Bulletin C-2, PEMEX recognized a loss on the fair value of the equity swap and other contracts related to the Repsol shares described in Notes 2t) and 10.  As more fully described in adjustment j), under U.S. GAAP, the transfer of the Repsol shares did not meet the definition of a true sale therefore the swap would not have been fair valued under U.S. GAAP.

The following table indicates the duration and respective rates for the interest rate swaps at December 31:

	2003	2002

Weighted average (maturity years)	5.00%	6.19%
Average receive rate	3.10%	3.67%
Average pay rate	5.25%	5.12%

For the years ended December 31, 2003, 2002 and 2001, PEMEX recognized a net gain (loss) of Ps. 2,271,474, (Ps. 1,235,610) and Ps. 425,838, respectively, reported as a component of “interest, net” in the consolidated Statements of Operations, which represented the ineffective portion of all fair-value hedges. All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

For the years ended December 31, 2003, 2002 and 2001, PEMEX recognized a net gain (loss) of Ps. 5,022,831, Ps. 887,941 and (Ps. 517,263) reported as “derivative financial instruments” in the consolidated other comprehensive loss statement. All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged item is recorded in the same period the forecasted transaction affects earnings.  As of December 31, 2003, a net gain of Ps. 57,636 of the balance related to derivative instruments accumulated in other comprehensive income (loss) are expected to be reclassified during the next twelve months to the consolidated Statement of Operations.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

j) Sale of shares of Repsol

Under Mexican GAAP, PEMEX recorded gains in years prior to 2001 totaling Ps. 920,972 related to the transfer of its Repsol shares to a third party.  For U.S. GAAP purposes, the transfer of the shares does not meet the criteria for sale recognition and, accordingly, all gains were reversed and the transfer of the shares treated as a financing transaction. Therefore, under U.S. GAAP, the Repsol shares would be evaluated pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) (adjustment m), and the liability equal to the notional amount resulting from these transactions would also be reflected on the balance sheet.  During the years 2003, 2002 and 2001, PEMEX recognized Ps. 760,507, Ps. 203,337, and Ps. 162,314, respectively, for purposes of the U.S. GAAP reconciliation, of monetary gains, included in adjustment o), and (Ps. 556,358), (Ps. 668,689) and Ps. 367,940, respectively, of foreign exchange (losses) gains on the U.S. dollars financing transaction.

k) Profit in inventory

Under Mexican GAAP, PEMEX values crude oil and derivatives for export at net realizable value with the difference between the net realizable value and cost recorded in earnings.  In contrast, U.S. GAAP requires that inventories be recorded at net realizable value, but not to exceed cost.  For U.S. GAAP purposes, PEMEX has eliminated the effect of recognizing a profit within its inventory balance at December 31.

l) Advance payments on minimum guaranteed dividend

Under Mexican GAAP, advance payments on the minimum guaranteed dividend owed to the Mexican Government derived from the capitalization of debt as described in Note 13 are recorded as an account receivable prior to authorization of the amount by the Board of Directors.

Under U.S. GAAP, such receivable balances are considered as a reduction in equity.  PEMEX has accordingly adjusted equity to reflect the minimum guaranteed dividend payment as a reduction in equity.

The effective rate used to calculate the minimum guaranteed dividend is LIBOR plus 0.8125% (which ranged from 1.9125% to 2.2125% and from 2.6363% to 2.8908% for 2003 and 2002, respectively).

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The scheduled maturities on the original principal amount of the capitalized debt over the remaining years, is as follows:

Year
2004	U.S.$	873,848
2005		873,848
2006		873,848

Total	U.S.$	2,621,544

m) Accounting for investment securities (Repsol)

Pursuant to SFAS No.115, PEMEX has classified its investment securities as “Available-for-Sale” and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive income (loss).  The fair value of the securities is determined by quoted market prices at December 31, 2003, 2002 and 2001.  An impairment loss is recognized when the loss is considered other than temporary.  The cost and fair value of PEMEX’s investments at December 31, are as follows:

	Cost		Fair Value		Unrealized Gain (Loss)

2003	Ps.	8,588,247	Ps.	12,850,876	Ps.	4,262,629
2002	Ps.	8,588,247	Ps.	8,315,816	Ps.	(272,431)
2001	Ps.	8,588,247	Ps.	8,588,247	Ps.

Under Mexican GAAP, investment securities are carried at fair value with the mark-to-market adjustment reflected in earnings.  The unrealized gains and losses for U.S. GAAP purposes are largely explained by the fluctuations of the underlying price of the securities. In 2001, PEMEX recognized a write-down of its investment in Repsol amounting to Ps. 3,005,307. The fair value at such date became the new carrying value for U.S. GAAP purposes.

n) Cumulative effect as a result of adoption of SFAS No. 143

As discussed in Note 2h), effective January 1, 2003, PEMEX adopted Bulletin C-9, for U.S. GAAP purposes, it also adopted SFAS No. 143 “Asset Retirement Obligations” (“SFAS No. 143”).

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The cumulative effect of adopting SFAS No. 143 on PEMEX’s results of operations and financial condition at January 1, 2003 was a decrease in the reserve for dismantlement and abandonment costs of Ps. 1,486,293, and a benefit for the cumulative effect of adoption of Ps. 2,012,782.

PEMEX’s liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the future use of estimated economic resources.  These provisions have been recorded, based on management’s best estimate of the amount needed to presently settle the liability; however, actual results could differ from the provisions recognized.  No assets or trust funds have been established to satisfy these obligations.

A reconciliation of the changes to PEMEX’s asset retirement obligation for the year ended December 31, 2003, is as follows:

	2003

Asset retirement obligation upon adoption of SFAS No. 143 effective January 1	Ps.	10,771,600
Liabilities incurred during the year		568,976
Accretion expense		933,424

Asset retirement obligation at December 31	Ps.	12,274,000

Asset retirement obligations settled during 2003 were not significant.

o) Effects of inflation on the U.S. GAAP adjustments

Various U.S. GAAP adjustments included herein are adjustments to monetary assets and liabilities recorded under Mexican GAAP pursuant to Bulletin B-10 as described in Note 2b) and therefore, the adjustments to the respective balance would also result in adjustment to the monetary gain or loss as reported under Mexican GAAP for each of the three years presented.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

II. Additional disclosure requirements:

a) Consolidation of Pemex Finance

As more fully disclosed in Note 7, PEMEX and certain subsidiaries entered into several agreements with Pemex Finance under which Pemex Finance purchases existing accounts receivable and rights to future receivables from certain customers.  Pemex Finance obtains resources for such purchases through the placement of debt instruments in the international markets as well as the recurring returns on its investments.

Under SFAS No. 140, “Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities of a Qualified Special Purpose Entity (“QSPE”) and determined that Pemex Finance does not qualify as a QSPE and should thus be consolidated for U.S. GAAP purposes.  Consequently, as of December 31, 2003 and 2002, the U.S. GAAP consolidated total assets would have increased by Ps. 5,803,937 and Ps. 4,367,347, respectively, and total liabilities would have increased by Ps. 4,459,531 and Ps. 1,251,566, respectively.  Had Pemex Finance been consolidated, there would not have been any effect on PEMEX’s equity or net income (loss) for each period.  Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein.

b) Special Tax on Production and Services (“IEPS Tax”)

Under Mexican GAAP, the IEPS Tax is reflected as part of “Net domestic sales” when charged to customers and the amounts payable to the Mexican Government are then deducted from “Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards.”

Under U.S. GAAP, this tax would have no net effect on revenues nor would it be deducted from “Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards,” as both the amount charged to customers and the amount accrued as payable to the tax authorities would be reflected in revenues (i.e., no gross up).

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

c) Environmental, dismantlement and abandonment

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

In 1999, PEMEX implemented new internal guidelines for estimating and recording environmental liabilities.  The guidelines, Pasivos Ambientales: Definición y Lineamientos para su Cuantificación y Registro Contable (Environmental Liabilities: Definition and Guidelines for their Quantification and Accounting Treatment), sought to standardize and improve upon PEMEX’s internal procedures for identifying necessary remediation works and estimating and monitoring environmental liabilities.  These guidelines codified existing policy with respect to estimating environmental liabilities, and establish that an environmental liability exists when:

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

As stated above, in accordance with past and present internal guidelines, PEMEX conducts site-by-site studies to identify environmental liabilities and develop a reasonable estimate of such liabilities.  These guidelines consider many factors but are tailored to specific Mexican requirements.  Each contaminated site must be characterized, quantified and assessed through a specific study.  The contamination of the affected sites may extend to the soil, subsoil and bodies of water, including water deposits, lagoons, swamps and others.  These sites may be located inside PEMEX’s facilities, in surrounding areas, in abandoned areas where PEMEX had activity in the past or along the pipelines.

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

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

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

PEMEX believes its environmental liabilities are probable when its initial studies reveal the existence of contamination in the inspected areas at levels above those permitted by Mexican law, indicating that PEMEX will have to perform remediation works necessary to bring the site into compliance.  PEMEX believes the liability is reasonably estimable when (i) an assessment of the size of the affected area has been made, (ii) it has compared the affected area to other affected areas identified and addressed in the past, and (iii) based on PEMEX’s experience with current or recent works on similar sites, PEMEX can assess the estimated remediation costs in order to be able to calculate the corresponding environmental liability.  Thus, PEMEX accrues for these environmental liabilities when it identifies affected areas with contamination levels above those permitted by Mexican law and PEMEX is able to make a reasonable estimate of the size of the affected area and the remediation cost.  In addition, PEMEX periodically revises its estimates of environmental liabilities as it obtains new information during the course of the remediation works in order to ensure its estimates are based on the most accurate and updated information.

PROFEPA administers the Mexican environmental regulatory rubric and establishes acceptable standards of environmental remediation.  Although PROFEPA has the authority to review and inspect remediation works performed by PEMEX and compliance with permitted contamination levels established by laws and regulations, it does not determine PEMEX’s environmental liabilities.  PEMEX maintains proper records of all of the studies, estimations, performed works and any other information that PROFEPA may request from time to time.

During 2003, 2002 and 2001, PEMEX invested Ps. 3,479,000, Ps. 3,179,000 and Ps. 2,893,000, respectively, in various environmental projects and related expenditures.  The most important of these projects have been directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits.  In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas.  Currently, PEMEX is developing a

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

procedure (Procedimiento para la Determinación de Gastos Asociados a las Actividades de Seguridad Industrial y Protección Ambiental) to determine the costs and expenses related to the activities associated with integral safety and environmental management.

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

Environmental liabilities accrued in the consolidated financial statements, for both Mexican GAAP and U.S. GAAP purposes, as of December 31, are divided among the operating units as follows:

	2003		2002

Pemex-Exploration and Production	Ps.	1,022,868	Ps.	1,313,572
Pemex-Refining		717,335		804,711
Pemex-Gas and Basic Petrochemicals		163,690		145,503
Pemex- Petrochemicals		22,547		23,443

Total Environmental Liability Accrual	Ps.	1,926,440	Ps.	2,287,229

d) Dismantlement and abandonment costs

Under current Mexican law, PEMEX’s legal obligation related to dismantlement and abandonment activities is governed by the following two federal laws: the Petroleum Works Law and the Environmental Law described above.  Although PEMEX is subject to other laws and regulations established at a local level in areas where PEMEX undertakes petroleum extractive activities, these

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

local laws and regulations do not contain any specific guidance on abandonment, restoration and removal of oil and gas facilities or otherwise impose a higher standard on PEMEX in this regard.  The United Mexican States is not a party to any international treaty or convention that would affect PEMEX’s understanding of its obligation with regard to dismantlement and abandonment activities.  Thus, the only relevant law for PEMEX as to abandonment, and removal of facilities related to oil- and gas-producing activities is Mexican federal law.

The Petroleum Works Law provides that wells must be plugged, or in certain special cases capped, to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface.  The Petroleum Works Law requires that PEMEX plug a well when it turns out to be dry, invaded with salt water or abandoned due to a mechanical accident, or once a well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production.  All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and convenient manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface.

PEMEX must obtain authorization from the Ministry of Energy before performing any plugging activities.  The Petroleum Works Law also states that the Ministry of Energy may also authorize temporary plugging of exploratory wells where production of hydrocarbons is commercially feasible but for which there are no adequate means for its exploitation.

PEMEX monitors and reviews its own internal estimates of costs to undertake dismantlement and abandonment at levels consistent with Mexican legal requirements and guidelines for oil and gas industry extractive activities.  Estimates as to aggregate costs consider PEMEX’s operational specifics such as its number of onshore and offshore wells, depth of wells, varying nature of offshore platforms, expected production lives, current expectations as to when the costs will be incurred based on present production rates and other operational specifics.  The actual costs incurred in the dismantlement and retirement of wells are considered where practicable, as described above.  The average cost for plugging and dismantlement varies from producing region to producing region and from platform to platform.  For the offshore regions, to the extent that actual costs are not available due to limited plugging and dismantlement activity historically, PEMEX uses estimates based on services costs.  The estimated costs are both peso- and U.S. dollar-denominated.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

e) Pensions and seniority premiums

The components of net seniority premium and pension plan cost, calculated in accordance with SFAS No. 87, using December 31 as a measurement date, consist of the following:

	2003		2002		2001

Service cost:	Ps.	5,360,669	Ps.	5,031,632	Ps.	4,424,941
Interest cost on projected benefit obligation		15,723,619		17,391,210		13,321,702
Expected return on plan assets		(1,029,502)		(429,400)		(831,819)
Net amortization and deferral				146,371
Amortization of net transition obligation		4,849,426		5,281,051		5,346,837
Adjustment to net periodic pension cost due to inflation		1,045,176		1,549,302		979,513

Net cost under U.S. GAAP		25,949,388		28,970,166		23,241,174
Net cost under Mexican GAAP		(26,505,443)		(27,521,382)		(25,948,217)

(Benefit) expense recognized under U.S. GAAP	Ps.	(556,055)	Ps.	1,448,784	Ps.	(2,707,043)

Actuarial assumptions used in the calculation of benefit obligations, net seniority premium and pension plan cost under U.S. GAAP as of December 31 are:

	2003	2002	2001

Discount rate	4.59%	4.59%	4.59%
Rates of increase in compensation levels	0.92%	0.92%	0.92%
Expected long-term rate of return on assets	5.50%	5.50%	5.50%

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The combined seniority premium and pension plan liability as of December 31, under SFAS No. 87 is as follows:

	2003		2002

Accumulated benefit obligation	Ps.	206,747,504	Ps.	185,884,869

Projected benefit obligation		218,655,661		192,770,209
Plan assets at fair value		(13,088,629)		(6,865,808)

Projected benefit obligation in excess of plan assets		205,567,032		185,904,401
Unrecognized net loss		(11,084,402)
Unrecognized transition obligation		(74,070,163)		(79,112,410)
Unrecognized prior service costs and plan amendments		(1,794,229)

Accrued liability under U.S. GAAP		118,618,238		106,791,991
Accrued liability recognized under Mexican GAAP		(112,090,856)		(99,708,554)

Net U.S. GAAP adjustment to seniority premium and pension plan liability		6,527,382		7,083,437

Additional minimum liability	Ps.	75,036,517	Ps.	72,227,070

The scheduled maturities on the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments

2004	Ps.	9,167,133
2005		9,999,608
2006		10,054,732
2007		10,167,919
2008		10,371,494
2009 to 2013		51,936,682

Total	Ps.	101,697,568

In accordance with the provisions of SFAS No. 87, PEMEX has reflected, for U.S. GAAP purposes, an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities.  The additional minimum liability is offset by recording an intangible asset provided that the asset recognized does

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

not exceed the sum of the unrecognized prior service cost and the unrecognized transition obligation for the year.  As of December 31, 2003 and 2002, PEMEX recognized an intangible asset of Ps. 75,036,517 and Ps. 72,227,070, respectively.

The objective of PEMEX’s investment guidelines is to grant the highest security together with an adequate rate of return of the fund, maintaining the purchasing power of the investment.  In addition, the comparative benchmark used by PEMEX is the monthly average of primary interest rates of Mexican 28-day T-bills (Cetes 28).

At December 31, 2003 and 2002, all of PEMEX’s plan assets were invested in debt securities. The following table shows target allocation.

Securities	Target Allocation

Federal Government Bonds	30% - 100%
Bonds issued by financial institutions listed on the Mexican Stock Exchange	0% - 70%
Bonds issued by companies guaranteed by credit institutions and listed on the Mexican Stock Exchange	0% - 35%
Mutual Funds composed of bonds	0% - 10%
Stocks listed on the Mexican Stock Exchange	0% - 10%
Structured notes, in Mexican pesos with protection of the initial invested capital	0% - 30%
Foreign exchange indexed bonds issued by financial institutions, listed on the Mexican Stock Exchange	0% - 10%

The investment guidelines list certain prohibited investments, such as securities of companies that are subject to intervention by a regulatory authority, subordinated securities, convertible securities, certain foreign exchange securities, derivatives other than the structured notes mentioned above, securities having terms with certain characteristics such as liquidity, risk, return, or maturity that do not comply with certain requirements set by PEMEX’s Financial Resources Committee and securities not listed on the Mexican Stock Exchange.

The expected long-term rate of return is based on the guidelines of the Mexican Society of Consulting Actuaries which annually issues recommendations for selecting financial assumptions based on a historical analysis conducted on economic variables such as inflation, free risk interest rates and increases to the legal minimum wage and salaries in general.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The calculation of pension cost and benefit obligations under SFAS No. 87 requires considerable judgment with respect to choosing actuarial assumptions.  Each significant assumption should reflect the best estimate of the plan’s future experience solely with respect to that assumption.  Assumed discount rates and compensation levels often have the greatest effect on pension cost and benefit obligations and are related because both are affected by some of the same economic factors.  The discount rate should be based upon the current prices for settling the pension obligation, referred to as the “settlement rate.”  Assumed compensation levels should reflect the best estimate of actual future compensation levels for the individuals involved and be consistent with assumed discount rates to the extent that both incorporate expectations of the same future economic conditions, such as inflation.

f) Post retirement benefits

PEMEX has implemented SFAS No. 106 effective January 1, 1995, using the transitional recognition method and December 31 as a measurement date.

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

The scheduled maturities on the benefits expected to be paid in each of the next five years, and thereafter, are a follows:

Year	Expected Benefit Payments

2004	Ps.	7,268,945
2005		8,063,558
2006		8,019,071
2007		7,981,291
2008		7,943,165
2009 to 2013		38,465,309

Total	Ps.	77,741,339

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The components of other post-retirement benefits expense consist of the following for the years ended December 31, 2003, 2002 and 2001:

	2003						2002						2001

	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total

Service cost	Ps.	2,110,205	Ps.	2,261,478	Ps.	4,371,683	Ps.	1,436,246	Ps.	1,229,200	Ps.	2,665,446	Ps.	1,452,964	Ps.	1,080,759	Ps.	2,533,723
Interest cost		7,315,109		5,904,398		13,219,507		5,651,977		5,674,208		11,326,185		4,803,698		4,423,623		9,227,321
Amortization of actuarial (gains) and losses										(18,506)		(18,506)
Amortization of prior service cost and plan amendments								(6,327)				(6,327)
Amortization of transition obligation		2,632,566		2,314,387		4,946,953		2,275,433		1,937,212		4,212,645		2,303,778		1,961,344		4,265,122
Adjustment to net periodic post-retirement benefit cost due to inflation		479,484		418,615		898,099		533,368		502,861		1,036,229		376,660		328,492		705,152

Net expense under U.S. GAAP		12,537,364		10,898,878		23,436,242		9,890,697		9,324,975		19,215,672		8,937,100		7,794,218		16,731,318
Expense under Mexican GAAP		(12,433,161)		(2,359,340)		(14,792,501)		(8,817,609)		(2,463,106)		(11,280,715)		(9,790,490)		(2,353,584)		(12,144,074)

Additional expense (benefit) under U.S. GAAP	Ps.	104,203	Ps.	8,539,538	Ps.	8,643,741	Ps.	1,073,088	Ps.	6,861,869	Ps.	7,934,957	Ps.	(853,390)	Ps.	5,440,634	Ps.	4,587,244

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Actuarial assumptions used in the calculation of other post-retirement benefits and cost under U.S. GAAP as of December 31 were:

	2003	2002	2001

Discount rate	4.59%	4.59%	4.59%
Health care cost trend rate	0.92%	0.92%	0.92%

Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses.  The effect of a 1% increase in the health care cost trend rate is to increase net expense for post-retirement benefits by Ps. 562,590 for 2003 (Ps. 1,193,819 for 2002 and Ps. 1,536,358 for 2001) and increase the accumulated post-retirement benefit obligation by Ps. 5,153,373 for 2003 (Ps. 6,663,825 for 2002 and Ps. 10,418,013 for 2001).  The effect of a 1% decrease in the health care cost trend rate is to decrease net expense for post-retirement benefits by Ps. 634,412 for 2003 (Ps. 829,519 for 2002 and Ps. 1,341,082 for 2001) and decrease the accumulated post-retirement benefit obligation by Ps. 4,434,440 (Ps. 5,585,626 for 2002 and Ps. 9,413,530 for 2001).

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The other post-retirement benefit liability as of December 31, 2003 and 2002 is as follows:

	2003						2002

	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total

Accumulated unfunded post retirement benefit obligation:
Retirees	Ps.	50,868,236	Ps.	43,574,970	Ps.	94,443,206	Ps.	47,158,651	Ps.	40,857,025	Ps.	88,015,676
Fully eligible active participants		2,543,946		3,961,910		6,505,856		2,298,651		3,677,580		5,976,231
Other active plan participants		40,851,799		29,068,735		69,920,534		37,121,531		27,044,319		64,165,850

Total		94,263,981		76,605,615		170,869,596		86,578,833		71,578,924		158,157,757
Unrecognized actuarial losses (gains)		(1,414,764)		1,057,668		(357,096)
Prior service cost and plan amendments		59,558				59,558
Unamortized transition obligation		(40,270,841)		(35,313,627)		(75,584,468)		(43,008,084)		(37,768,806)		(80,776,890)

Net post-retirement benefit liability:
U.S. GAAP		52,637,934		42,349,656		94,987,590		43,570,749		33,810,118		77,380,867
Mexican GAAP		(54,369,412)				(54,369,412)		(45,406,430)				(45,406,430)

Net U.S. GAAP adjustment	Ps.	(1,731,478)	Ps.	42,349,656	Ps.	40,618,178	Ps.	(1,835,681)	Ps.	33,810,118	Ps.	31,974,437

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances of plan assets’ fair value and the accumulated post-retirement benefit obligation.

	Seniority Premiums and Pension Benefits				Supplemental Payments				Health Services

	2003		2002		2003		2002		2003		2002

Change in benefit obligation (ABO)
Benefits obligation at beginning of year	Ps.	192,770,209	Ps.	170,862,395	Ps.	86,578,832	Ps.	75,909,094	Ps.	71,578,927	Ps.	61,313,099
Effect of inflation on beginning balance		(7,372,346)		(9,214,694)		(3,311,140)		(4,093,815)		(2,737,480)		(3,306,646)
Service cost		5,360,669		5,031,632		2,110,205		1,834,384		2,261,478		1,304,535
Interest cost		15,723,619		17,391,210		7,315,109		7,687,714		5,904,398		6,241,812
Prior service costs and plan amendments		1,790,109		2,003,156		(59,558)		4,770,757
Actuarial (gains)/losses		18,813,131		14,181,546		5,100,721		3,906,077		1,957,635		8,420,974
Benefits paid		(8,429,729)		(7,485,036)		(3,470,189)		(3,435,378)		(2,359,340)		(2,394,847)

Benefits obligation at end of year	Ps.	218,655,662	Ps.	192,770,209	Ps.	94,263,980	Ps.	86,578,833	Ps.	76,605,618	Ps.	71,578,927

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	6,865,807	Ps.	6,378,145	Ps.		Ps.		Ps.		Ps.
Effect of inflation on beginning balance		(262,577)		(343,977)
Actual return on plan assets		850,939		857,421
Company contributions		13,774,257		8,103,557		3,410,253		2,570,208
Benefits paid		(8,139,798)		(8,129,339)		(3,410,253)		(2,570,208)

Fair value of plan assets at end of year	Ps.	13,088,628	Ps.	6,865,807	Ps.		Ps.		Ps.		Ps.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

g) Leases

During 2003, 2002 and 2001, PEMEX’s rent expense under operating leases amounted to Ps. 0, Ps. 1,544 and Ps. 14,927, respectively.  As of December 31, 2003, the Company did not have any significant operating lease arrangements.

PEMEX enters into non-cancelable lease arrangements for equipment used in the ordinary course of business.  The following table shows the future minimum obligations under lease commitments in effect at December 31, 2003:

	Capital Leases (1)

2004	Ps.	1,356,146
2005		535,267
2006		505,601
2007		613,461
2008		484,065
2009 and thereafter		1,093,198

	Ps.	4,587,738

(1) includes a total of Ps. 1,729,867 of imputed interest and commissions.

Assets acquired under capital leases, together with their related depreciation, are included in “Properties and equipment, net”.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

h) Supplemental geographical information

The majority of PEMEX’s operations are in Mexico.  The following shows PEMEX’s domestic and export sales for the years ended December 31 (on a Mexican GAAP basis):

	2003		2002		2001

Domestic sales	Ps.	387,236,585	Ps.	336,081,147	Ps.	341,299,241

Export sales:
United States		195,356,465		147,280,751		138,859,472
Canada, Central and South America		18,500,214		11,505,430		1,304,685
Europe		17,684,058		15,911,552		15,607,498
Far East		6,651,332		4,070,157		3,140,635

Total export sales		238,192,069		178,767,890		158,912,290

Total sales	Ps.	625,428,654	Ps.	514,849,037	Ps.	500,211,531

PEMEX does not have significant long-lived assets outside of Mexico.

i) Valuation and qualifying accounts

The valuation and qualifying accounts for PEMEX are as follows:

Description	Balance at beginning of period		Additions charged to costs and expenses		Deductions		Balance at end of period

For the year ended December 31, 2003:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	1,911,830	Ps.	248,845	Ps.	68,196	Ps.	2,092,479
Allowance for slow-moving inventory and obsolescence		2,062,741		330,765		545,290		1,848,216
For the year ended December 31, 2002:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts		1,258,295		834,406		180,871		1,911,830
Allowance for slow-moving inventory and obsolescence		1,982,572		504,693		424,524		2,062,741
For the year ended December 31, 2001:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts		1,214,596		147,847		104,148		1,258,295
Allowance for slow-moving inventory and obsolescence		2,261,065		195,616		474,109		1,982,572

Note:  The above valuation and qualifying accounts are presented in accordance with U.S. GAAP.  The Mexican GAAP accounts titled “reserve for dismantlement and abandonment activities, sundry creditors and others” and “reserve for retirement payments, pensions, and seniority premiums” are accrued liability accounts and not valuation and qualifying accounts and have not been included in the table above.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

j) Significant risks and uncertainties

Environmental

The ultimate costs to be incurred in relation to PEMEX’s environmental contingencies may exceed the total amounts reserved.  Additional liabilities may be accrued as the assessment work is completed and formal remedial plans are formulated.  Numerous factors affect the reliability and precision of clean-up cost estimates, including the individual characteristics of the site, the lack of specific guidance in levels of permissible pollution and type of technology available for the remediation as well as general economic factors such as inflation.

As discussed previously, PEMEX accrues an environmental liability when a reasonable estimate of the costs for remediation or clean-up of the identified affected area has been made.  In cases, investigations are not yet at a stage where PEMEX is able to quantify the liability or estimate a range of possible exposure.  In such cases, the amounts of PEMEX’s liabilities are indeterminate due to the unknown magnitude of possible contamination, the imprecise and conflicting engineering evaluations and estimates of proper cleanup methods and costs, the unknown timing and extent of the corrective actions that may be required, and the ambiguities in Mexican environmental laws and regulations.

PEMEX is not aware of any unasserted claims or assessments, which may give rise to an environmental liability, and therefore, no amounts related to such items have been reflected in the environmental accrual.

Mexican Government

The operations and earnings of PEMEX have been, and may in the future be, affected from time to time in varying degree by political developments and laws and regulations, such as forced divestiture of assets, budgetary adjustments, restrictions on production levels and capital expenditures, price controls, tax increases, cancellation of contract rights, refined product specifications, and environmental, health and safety regulations.  Both the likelihood of such occurrences and their overall effect upon PEMEX are not predictable.

Labor

PEMEX employees belonging to the Petroleum Workers’ Union of the Mexican Republic represent approximately 79.2% of the workforce.  They have a collective bargaining agreement which is renegotiated every two years and has no firm expiration date.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Product prices

Because PEMEX’s major products are commodities, significant changes in the international prices of crude oil, natural gas and chemical products could have a significant impact on PEMEX’s results of operations in any particular year.  Crude oil represents approximately 35% of PEMEX’s sales revenues net of IEPS Tax which makes it reasonably possible that PEMEX is vulnerable to near-term severe impacts from fluctuations in prices.

k) Capitalized software costs

Direct internal and external costs related to the development of internal use software are deferred and included in other assets.  Capitalized software costs, net of amortization, as of December 31, 2003 and 2002 amounted to Ps. 358,379 and Ps. 228,731, respectively.  Amortization expense for the years ended December 31, 2003, 2002 and 2001 amounted to Ps. 86,984, Ps. 708,353 and Ps. 225,939, respectively.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

l) Supplemental condensed information on a U.S. GAAP basis.

The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this note.

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002

	2003		2002

ASSETS
Total current assets	Ps.	167,034,876	Ps.	150,332,633
Properties and equipment, net		508,686,729		470,823,006
Intangible asset derived from the actuarial computation of labor obligations and other assets		139,750,497		139,603,193

Total assets	Ps.	815,472,102	Ps.	760,758,832

LIABILITIES
Total current liabilities	Ps.	99,107,089	Ps.	106,946,849
Long-term debt		405,758,567		314,684,084
Reserve for dismantlement and abandonment activities, sundry creditors and others		19,760,653		15,697,761
Reserve for retirement payments, pensions and seniority premiums		332,915,049		304,238,928

Total liabilities		857,541,358		741,567,622

Minority interest		2,350,627		2,060,162
TOTAL EQUITY		(44,419,883)		17,131,048

Total liabilities and equity	Ps.	815,472,102	Ps.	760,758,832

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003		2002		2001

Total revenues, net of IEPS Tax	Ps.	534,313,819	Ps.	392,322,407	Ps.	394,471,891

Total costs and operating expenses		287,454,748		224,800,246		233,902,403

Comprehensive financing (cost) benefit		(26,812,462)		(8,450,382)		795,705
Income before hydrocarbon extraction duties and other, cumulative effect of adoption of new accounting standards and minority interest		220,046,609		159,071,779		161,365,193
Hydrocarbon extraction duties and other		288,366,202		191,528,591		188,410,870
Cumulative effect of adoption of new accounting standards		2,012,782				4,350,026
Minority interest		(2,579)		(209,903)		(648,711)

Net loss	Ps.	(66,309,390)	Ps.	(32,666,715)	Ps.	(23,344,362)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003		2002		2001

Operating Activities
Net loss for the year	Ps.	(66,309,390)	Ps.	(32,666,715)	Ps.	(23,344,362)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		37,825,678		27,700,387		29,623,706
Reserve for retirement payments, pensions and seniority premiums		47,026,290		49,095,739		39,900,858
Impairment of fixed assets		4,670,820		4,587,200		3,609,293
Loss on disposal of fixed assets		11,102,309		13,657,229		9,376,576
Allowance for uncollectible trade accounts		104,625		679,523		106,462
Allowance for slow-moving inventory and obsolescence		(296,551)		83,357		(306,076)
Minority interest		290,465		390,960		656,440
Foreign exchange loss (gain)		34,066,732		6,190,829		(9,233,003)
Financial instruments		(1,753,637)		3,464,935		(8,574,181)
Loss on available for sale investment securities						3,005,307
Gain from monetary position		(12,474,376)		(12,878,916)		(7,864,632)
Changes in operating assets and liabilities:
Accounts and notes receivable		(14,573,254)		(2,710,885)		8,956,749
Inventories		(1,679,870)		(5,528,587)		9,965,425
Other assets		722,156		(3,350,692)		(822,675)
Accounts payable and accrued liabilities		(19,447,327)		17,820,590		(26,202,598)

Cash flows provided by operating activities		19,274,670		66,534,954		28,853,289

Investing Activities
Acquisition of fixed assets		(58,238,964)		(94,527,314)		(51,312,598)

Cash flows used in investing activities		(58,238,964)		(94,527,314)		(51,312,598)

Financing Activities
Proceeds from long term financing	Ps.	147,325,975	Ps.	110,903,634	Ps.	126,970,859
Financing payments		(68,763,298)		(41,107,270)		(118,562,689)
Effect of consolidating Pemex Finance						2,579,188
Dividends paid to the Mexican Government		(10,349,146)		(10,053,482)		(2,248,914)

Cash flows provided by financing activities		68,213,531		59,742,882		8,738,444

Effects of inflation on cash and cash equivalents		(1,751,599)		(1,030,570)		(594,579)
Increase (decrease) in cash and equivalents		27,497,638		30,719,952		(14,315,444)
Cash and cash equivalents, beginning of period		48,334,005		17,614,053		31,929,497

Cash and cash equivalents, end of period	Ps.	75,831,643	Ps.	48,334,005	Ps.	17,614,053

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	30,197,000	Ps.	23,117,370	Ps.	21,709,201
Taxes paid		367,404,246		278,922,400		335,353,525
Supplemental non-cash disclosures:
Acquisition of fixed assets via contractor financing	Ps.		Ps.	14,885,605	Ps.
Unrealized gains (losses) on available for sale securities		4,535,060		(272,431)
Additional minimum pension liability		2,809,447		9,665,793		8,442,342
Financial instruments		5,022,831		887,941		(517,263)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

n) Recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB 51” (“FIN 46”).  The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.  In December 2003 the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46-R”).  FIN 46-R amended the effective dates for a Non-Public entity, as defined therein.  For Non-Public entities it applies by the beginning of the first fiscal year or interim period beginning after December 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before December 31, 2003, and immediately to variable entities created after December 31, 2003.  Management does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on the consolidated financial statements.

In April 2004, the FASB issued a FASB Staff Position 141-1 and 142-1, “Interaction of FASB Statements No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” and EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets” (“FSP 141-1 and 142-1”).  FSP 141-1 and 142-1 defined mineral rights as tangible assets.  If the guidance in this FSP 141-1 and 142-1 results in the recharacterization of an asset, prior-period amounts on the statements of financial position shall be reclassified.  Any effects on amortization or depreciation of the asset shall be accounted for prospectively.  It applies to the first reporting period beginning after April 29, 2004, although early adoption is permitted.  The adoption of FSP 141-1 and 142-1 does not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”).  This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, is effective prospectively for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for PEMEX beginning January 1, 2004.  The adoption of SFAS No. 150 does not have a material impact on the consolidated financial statements.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers Disclosures about Pensions and Other Postretirement Benefits,” to improve financial statement disclosures for defined benefit plans. The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows and other relevant information, such as plan assets by category. A description of investment policies and strategies for these asset categories and target allocation percentages or target ranges are also required in financial statements. This statement is effective for financial statements with fiscal year ending after December 15, 2003.  PEMEX adopted this statement at December 31, 2003 and provided the required disclosure in these financial statements.

20.  Subsidiary guarantor information

The following consolidating information presents condensed balance sheets at December 31, 2003 and 2002 and condensed statements of operations and changes in financial position for the years ended December 31, 2003, 2002 and 2001 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex-Petrochemicals and the consolidated Subsidiary Companies.

These statements are prepared in conformity with accounting principles generally accepted in Mexico, including the recognition of inflation, in accordance with Bulletin B-10, with one exception:  for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos (i.e., corporate). Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings.  The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and intercompany balances and transactions.  Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are controlled by and have the characteristic of subsidiaries of Petróleos Mexicanos.  Pemex-Petrochemicals and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (“Non-Guarantor Subsidiaries”).  As of December 31, 2003, Petróleos Mexicanos, the Master Trust and Fideicomiso F/163 are the only entities of PEMEX authorized to contract debt with debt outstanding as of that date, and thus all guaranteed debt is held by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several.  Management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 19.  The U.S. GAAP adjustment related to exploration and drilling costs is exclusive to Pemex-Exploration and Production.  The U.S. GAAP adjustment related to profit in inventory relates to Pemex-Exploration and Production and Pemex-Refining. The U.S. GAAP adjustment related to fixed asset impairment relates to Pemex-Exploration and Production, Pemex-Refining, Pemex-

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Petrochemicals and Pemex-Gas and Basic Petrochemicals.  U.S. GAAP adjustments pertaining to advance payment on minimum guaranteed dividends, available for sale investment securities, and the sale of Repsol shares relate exclusively to Petróleos Mexicanos.  The U.S. GAAP adjustment to account for financial instruments relates primarily to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Petrochemicals, Pemex-Gas and Basic Petrochemicals, Pemex-Refining and the Master Trust.  The U.S. GAAP adjustments related to capitalized losses on hedging activities relate to the Master Trust.  All other U.S. GAAP adjustments (pensions and seniority premiums, post-retirement benefit obligations, capitalized interest, depreciation and monetary gain or loss) relate collectively to Petróleos Mexicanos, Pemex-Refining, Pemex-Exploration and Production and Pemex-Gas and Basic Petrochemicals.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2003

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	27,626,106	Ps.	983,602	Ps.	44,726,689	Ps.		Ps.	73,336,397
Accounts, notes receivable and other, net		65,637,971		235,425,184		87,892,478		(318,742,801)		70,212,832
Inventories, net		349,395		24,252,853		3,023,224		(147,818)		27,477,654

Total current assets		93,613,472		260,661,639		135,642,391		(318,890,619)		171,026,883
Long-term receivable - intercompany		75,419,683				258,346,322		(333,766,005)
Investments in subsidiaries		209,547,100		1,963,055		7,495,064		(208,536,381)		10,468,838
Properties and equipment, net		8,434,879		511,631,070		19,153,442				539,219,391
Intangible asset derived from the actuarial computation of labor obligations and other assets		18,513,968		134,937,081		16,620,766		(45,315,123)		124,756,692

Total assets	Ps.	405,529,102	Ps.	909,192,845	Ps.	437,257,985	Ps.	(906,508,128)	Ps.	845,471,804

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	25,890,652	Ps.	15,223,929	Ps.	33,429,068	Ps.	(17,040,173)	Ps.	57,503,476
Accounts payable - intercompany		152,064,736		21,136,293		27,579,770		(200,780,799)
Other current liabilities		25,915,897		53,750,311		(107,263,751)		(107,517,644)		79,412,315

Total current liabilities		203,871,285		90,110,533		168,272,589		(325,338,616)		136,915,791
Long-term debt		89,687,084		345,756,640		242,957,072		(361,648,116)		316,752,680
Long-term liabilities – intercompany / Sale of future accounts receivable				52,550,175				(12,093,100)		40,457,075
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors and others		38,975,710		236,008,110		30,649,443		(147,818)		305,485,445

Total liabilities		332,534,079		724,425,458		441,879,104		(699,227,650)		799,610,991

EQUITY		72,995,023		184,767,387		(4,621,119)		(207,280,478)		45,860,813

Total liabilities and equity	Ps.	405,529,102	Ps.	909,192,845	Ps.	437,257,985	Ps.	(906,508,128)	Ps.	845,471,804

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2002

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	23,171,944	Ps.	879,387	Ps.	21,569,862	Ps.		Ps.	45,621,193
Accounts, notes receivable and other, net		40,720,922		177,738,912		43,487,916		(204,373,573)		57,574,177
Inventories, net		406,145		21,641,224		3,539,977		(185,158)		25,402,188

Total current assets		64,299,011		200,259,523		68,597,755		(204,558,731)		128,597,558
Long-term receivable - intercompany		62,645,267				61,717,027		(124,362,294)
Investments in subsidiaries		340,931,694		1,680,922		5,748,724		(339,615,849)		8,745,491
Properties and equipment, net		8,996,176		360,673,068		133,830,732				503,499,976
Intangible asset derived from the actuarial computation of labor obligations and other assets		18,322,724		140,876,506		12,464,514		(44,786,726)		126,877,018

Total assets	Ps.	495,194,872	Ps.	703,490,019	Ps.	282,358,752	Ps.	(713,323,600)	Ps.	767,720,043

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	32,824,599	Ps.	15,064,696	Ps.	19,606,169	Ps.	(16,030,325)	Ps.	51,465,139
Accounts payable - intercompany		107,074,415		16,693,636		22,760,094		(146,528,145)
Other current liabilities		6,615,028		52,566,401		29,286,414		(21,614,636)		66,853,207

Total current liabilities		146,514,042		84,324,733		71,652,677		(184,173,106)		118,318,346
Long-term debt		76,936,195		153,741,583		179,112,713		(182,635,748)		227,154,743
Sale of future accounts receivable				54,536,412				(9,370,180)		45,166,232
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors and others		35,130,650		209,977,930		28,249,005		(182,512)		273,175,074

Total liabilities		258,580,887		502,580,658		279,014,395		(376,361,545)		663,814,395

EQUITY		236,613,985		200,909,361		3,344,357		(336,962,055)		103,905,648

Total liabilities and equity	Ps.	495,194,872	Ps.	703,490,019	Ps.	282,358,752	Ps.	(713,323,600)	Ps.	767,720,043

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2003

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Net sales	Ps.		Ps.	877,209,087	Ps.	303,478,176	Ps.	(555,258,609)	Ps.	625,428,654
Other revenues (expenses), net		17,951,790		5,534,582		8,357,180		(28,882,540)		2,961,012

Total revenues		17,951,790		882,743,669		311,835,356		(584,141,149)		628,389,666
Costs and operating expenses:
Cost of sales				453,739,335		308,840,733		(555,462,012)		207,118,056
Transportation and distribution expenses				15,631,513		328,689		(411,232)		15,548,970
Administrative expenses		20,024,162		28,427,677		4,381,135		(17,638,104)		35,194,870

Total costs and operating expenses		20,024,162		497,798,525		313,550,557		(573,511,348)		257,861,896
Comprehensive financing cost (income)		(4,041,321)		32,914,645		16,292,463		(14,423,372)		30,742,415
Equity participation in subsidiaries		(41,003,993)						41,003,993
Capitalization of Master Trust operations						6,430,889		(6,430,889)

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(39,035,044)		352,030,499		(11,576,775)		38,366,675		339,785,355
Hydrocarbon extraction duties and other		41,082		287,379,867		934,990		10,263		288,366,202
Special tax on production and services (IEPS Tax)				94,076,298						94,076,298

		41,082		381,456,165		934,990		10,263		382,442,500
Cumulative effect of adoption of new accounting standards				2,012,782						2,012,782

Net (loss) income for the year	Ps.	(39,076,126)	Ps.	(27,412,884)	Ps.	(12,511,765)	Ps.	38,356,412	Ps.	(40,644,363)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2002

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Net sales	Ps.		Ps.	672,647,320	Ps.	231,861,688	Ps.	(389,659,971)	Ps.	514,849,037
Other revenues (expenses), net		20,441,864		39,424		4,055,584		(24,626,295)		(89,423)

Total revenues		20,441,864		672,686,744		235,917,272		(414,286,266)		514,759,614
Costs and operating expenses:
Cost of sales				324,129,120		234,980,641		(390,355,726)		168,754,035
Transportation and distribution expenses				15,334,577		929,578		(263,347)		16,000,808
Administrative expenses		18,008,686		30,699,022		4,812,030		(19,145,852)		34,373,886

Total costs and operating expenses		18,008,686		370,162,719		240,722,249		(409,764,925)		219,128,729

Comprehensive financing cost (income)		1,932,712		7,140,702		(940,309)		(1,893,978)		6,239,127

Equity participation in subsidiaries		(24,853,096)						24,853,096
Capitalization of Master Trust operations and others						(2,405,953)		2,405,953
(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(24,352,630)		295,383,323		(6,270,621)		24,631,686		289,391,758
Hydrocarbon extraction duties and other				190,697,804		830,787				191,528,591
Special tax on production and services (IEPS Tax)				122,437,207						122,437,207

				313,135,011		830,787				313,965,798
Cumulative effect of adoption of new accounting standards

Net (loss) income for the year	Ps.	(24,352,630)	Ps.	(17,751,688)	Ps.	(7,101,408)	Ps.	24,631,686	Ps.	(24,574,040)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2001

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Net sales	Ps.		Ps.	680,483,155	Ps.	224,618,918	Ps.	(404,890,542)	Ps.	500,211,531
Other revenues (expenses), net		14,392,778		1,250,308		7,110,072		(21,053,173)		1,699,985

Total revenues		14,392,778		681,733,463		231,728,990		(425,943,715)		501,911,516
Costs and operating expenses:
Cost of sales				360,301,197		234,217,082		(408,830,812)		185,687,467
Transportation and distribution expenses				14,836,748		599,558		(173,214)		15,263,092
Administrative expenses		17,371,200		24,028,569		4,626,392		(14,547,051)		31,479,110

Total costs and operating expenses		17,371,200		399,166,514		239,443,032		(423,551,077)		232,429,669
Comprehensive financing cost (income)		2,207,665		5,698,806		(2,606,201)		(2,848,819)		2,451,451
Equity participation in subsidiaries		(26,262,953)						26,262,953
Capitalization of Master Trust operations and others						(2,059,038)		2,059,038

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(31,449,040)		276,868,143		(7,166,879)		28,778,172		267,030,396
Hydrocarbon extraction duties and other				188,145,174		854,794				188,999,968
Special tax on production and services (IEPS Tax)				106,930,781						106,930,781

				295,075,955		854,794				295,930,749
Cumulative effect of adoption of new accounting standards		(1,461,839)		(33,468)						(1,495,307)

Net (loss) income for the year	Ps.	(32,910,879)	Ps.	(18,241,280)	Ps.	(8,021,673)	Ps.	28,778,172	Ps.	(30,395,660)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2003

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Funds provided by (used in) operating activities	Ps.	127,080,680	Ps.	(58,677,210)	Ps.	(188,960,841)	Ps.	137,708,834	Ps.	17,151,463

Financing activities:
Sale of future accounts receivable				(1,986,237)				(2,722,920)		(4,709,157)
Long-term debt		50,807,263		198,345,405		82,486,934		(235,756,452)		95,883,150
Net (loss) income passed to Petróleos Mexicanos		(39,924,649)		27,412,884		12,511,765
Other changes		665,808		17,840,682		817,049		(29,305,552)		(9,982,013)

Funds provided by (used in) financing activities		11,548,422		241,612,734		95,815,748		(267,784,924)		81,191,980

Investing activities:
Increase in fixed assets, net		(134,174,940)		(182,831,309)		116,301,920		130,076,090		(70,628,239)
Funds (used in) provided by investing activities		(134,174,940)		(182,831,309)		116,301,920		130,076,090		(70,628,239)

Increase in cash and cash equivalents		4,454,162		104,215		23,156,827				27,715,204
Cash and cash equivalents at beginning of the year		23,171,944		879,387		21,569,862				45,621,193

Cash and cash equivalents at the end of the year	Ps.	27,626,106	Ps.	983,602	Ps.	44,726,689	Ps.		Ps.	73,336,397

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2002

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Funds provided by (used in) operating activities	Ps.	(60,694,007)	Ps.	(37,262,836)	Ps.	(67,113,809)	Ps.	208,588,700	Ps.	43,518,048

Financing activities:
Sale of future accounts receivable				767,730				(4,712,759)		(3,945,029)
Long-term debt		101,306,898		27,048,148		129,350,273		(169,026,358)		88,678,961
Net income (loss) passed to Petróleos Mexicanos		(24,853,096)		17,751,688		7,101,408
Other changes		5,071,961		17,897,186		8,567,097		(33,815,248)		(2,279,004)

Funds provided by (used in) financing activities		81,525,763		63,464,752		145,018,778		(207,554,365)		82,454,928

Investing activities:
Increase in fixed assets, net		(3,729,272)		(26,116,560)		(65,343,801)		(1,034,335)		(96,223,968)
Funds (used in) provided by investing activities		(3,729,272)		(26,116,560)		(65,343,801)		(1,034,335)		(96,223,968)

Increase in cash and cash equivalents		17,102,484		85,356		12,561,168				29,749,008
Cash and cash equivalents at beginning of the year		6,069,460		794,031		9,008,694				15,872,185

Cash and cash equivalents at the end of the year	Ps.	23,171,944	Ps.	879,387	Ps.	21,569,862	Ps.		Ps.	45,621,193

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2001

	Corporate		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Funds (used in) provided by operating activities	Ps.	109,666,756	Ps.	33,482,789	Ps.	71,663,956	Ps.	(180,746,967)	Ps.	34,066,534

Financing activities:
Sale of future accounts receivable				(5,871,057)				(4,657,421)		(10,528,478)
Long-term debt		(95,900,168)		(20,666,907)		(27,912,916)		149,917,887		5,437,896
Net (loss) income passed to Petróleos Mexicanos		(26,262,953)		18,241,280		8,021,673
Other changes		4,766,716		14,848,624		(3,506,467)		(21,777,608)		(5,668,735)

Funds (used in) provided by financing activities		(117,396,405)		6,551,940		(23,397,710)		123,482,858		(10,759,317)

Investing activities:
Increase in fixed assets, net		(2,756,323)		(40,907,464)		(52,964,851)		57,264,109		(39,364,529)
Funds (used in) provided by investing activities		(2,756,323)		(40,907,464)		(52,964,851)		57,264,109		(39,364,529)

Increase in cash and cash equivalents		(10,485,972)		(872,735)		(4,698,605)				(16,057,312)
Cash and cash equivalents at beginning of the year		16,555,432		1,666,766		13,707,299				31,929,497

Cash and cash equivalents at the end of the year	Ps.	6,069,460	Ps.	794,031	Ps.	9,008,694	Ps.		Ps.	15,872,185

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

21. PIDIREGAS liabilities and the Pemex Project Funding Master Trust (“Master Trust”)

The Master Trust, a consolidated entity which is a business trust, was organized under the laws of Delaware on November 10, 1998.  On December 31, 1998, PEMEX transferred all assets and liabilities related to PIDIREGAS for an amount equaling Ps. 12,104,010 (nominal) to the Master Trust.  The main objective of the Master Trust is to administer financial resources related to PIDIREGAS, such financial resources being designated by PEMEX for that purpose, by assuming payment obligations under contracts relating to PIDIREGAS and acting as the borrower under financing arrangements for PIDIREGAS.

Under an Assignment and Indemnity Agreement dated November 10, 1998, among Petróleos Mexicanos, the Master Trust and the Subsidiary Guarantors, Petróleos Mexicanos and the Subsidiary Guarantors have certain obligations to the Master Trust with respect to the liabilities incurred by the Master Trust in connection with PIDIREGAS. These obligations include:

i	the obligation of Petróleos Mexicanos to guarantee the repayment of the debt obligations undertaken by the Master Trust to finance PIDIREGAS;

ii
the obligation of Petróleos Mexicanos and the Subsidiary Guarantor which is sponsoring the relevant PIDIREGAS to make such payments to the Master Trust as may be necessary for the Master Trust to fulfill its payment obligations in respect of any financing the Master Trust has entered into in connection with such project; and

iii
the joint and several obligation of Petróleos Mexicanos and each of the aforementioned Subsidiary Guarantors to indemnify the Master Trust with respect to any liability incurred by the Master Trust in connection with PIDIREGAS.

The Master Trust is consolidated in the financial statements of PEMEX for each of the periods presented in accordance with consolidation principles detailed in Mexican GAAP Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks.”  In accordance with U.S. accounting principles, the Master Trust is a special purpose entity requiring consolidation to the financial statements as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

The following consolidating information presents condensed consolidating balance sheets at December 31, 2003 and 2002 and condensed consolidating statements of operations and statements of changes in financial position for the years ended December 31, 2003, 2002 and 2001 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Petrochemicals, Pemex-Petrochemicals and the consolidated Subsidiary Companies.  These financial statements are prepared in conformity with Mexican GAAP, including the recognition of inflation in accordance with Bulletin B-10, except that in the following condensed financial information, the Master Trust and the Subsidiary Entities are accounted for as investments under the equity method rather than being consolidated.  Pemex-Petrochemicals and the Subsidiary Guarantors are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust is full and unconditional.  The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ guaranty of the Master Trust’s payment obligations are full and unconditional and joint and several.

As of December 31, 2003, Petróleos Mexicanos, the Master Trust and Fideicomiso F/163 are the only entities of PEMEX authorized to contract debt with debt outstanding as of that date, and thus all guaranteed debt is held by these entities.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2003

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	27,626,106	Ps.	24,328,035	Ps.	983,602	Ps.	20,398,654	Ps.		Ps.	73,336,397
Accounts, notes receivable and other, net		65,637,971		70,449,724		235,425,184		17,442,754		(318,742,801)		70,212,832
Inventories, net		349,395				24,252,853		3,023,224		(147,818)		27,477,654

Total current assets		93,613,472		94,777,759		260,661,639		40,864,632		(318,890,619)		171,026,883
Long-term receivables-intercompany		75,419,683		258,346,322						(333,766,005)
Investments in subsidiaries		209,547,100				1,963,055		7,495,064		(208,536,381)		10,468,838
Properties and equipment, net		8,434,879				511,631,070		19,153,442				539,219,391
Intangible asset derived from the actuarial computation of labor obligations and other assets		18,513,968				134,937,081		16,620,766		(45,315,123)		124,756,692

Total assets	Ps.	405,529,102	Ps.	353,124,081	Ps.	909,192,845	Ps.	84,133,904	Ps.	(906,508,128)	Ps.	845,471,804

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	25,890,652	Ps.	32,917,792	Ps.	15,223,929	Ps.	511,276	Ps.	(17,040,173)	Ps.	57,503,476
Accounts payable-intercompany		152,064,736		466,896		21,136,293		27,112,874		(200,780,799)
Other current liabilities		25,915,897		96,506,072		53,750,311		10,757,679		(107,517,644)		79,412,315

Total current liabilities		203,871,285		129,890,760		90,110,533		38,381,829		(325,338,616)		136,915,791
Long-term debt		89,687,084		223,233,321		345,756,640		19,723,751		(361,648,116)		316,752,680
Sale of future accounts receivable						52,550,175				(12,093,100)		40,457,075
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		38,975,710				236,008,110		30,649,443		(147,818)		305,485,445

Total liabilities		332,534,079		353,124,081		724,425,458		88,755,023		(699,227,650)		799,610,991

EQUITY		72,995,023				184,767,387		(4,621,119)		(207,280,478)		45,860,813

Total liabilities and equity	Ps.	405,529,102	Ps.	353,124,081	Ps.	909,192,845	Ps.	84,133,904	Ps.	(906,508,128)	Ps.	845,471,804

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2002

ASSETS	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Current assets:
Cash and cash equivalents	Ps.	23,171,944	Ps.	16,266,340	Ps.	879,387	Ps.	5,303,522	Ps.		Ps.	45,621,193
Accounts, notes receivable and other, net		40,720,922		27,231,890		177,738,912		16,256,026		(204,373,573)		57,574,177
Inventories, net		406,145				21,641,224		3,539,977		(185,158)		25,402,188

Total current assets		64,299,011		43,498,230		200,259,523		25,099,525		(204,558,731)		128,597,558
Long-term receivables-intercompany		62,645,267		61,717,027						(124,362,294)
Investments in subsidiaries		340,931,694				1,680,922		5,748,724		(339,615,849)		8,745,491
Properties and equipment, net		8,996,176		114,563,438		360,673,068		19,267,294				503,499,976
Intangible asset derived from the actuarial computation of labor obligations and other assets		18,322,724		86,266		140,876,506		12,378,248		(44,786,726)		126,877,018

Total assets	Ps.	495,194,872	Ps.	219,864,961	Ps.	703,490,019	Ps.	62,493,791	Ps.	(713,323,600)	Ps.	767,720,043

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	32,824,599	Ps.	19,358,136	Ps.	15,064,696	Ps.	248,033	Ps.	(16,030,325)	Ps.	51,465,139
Accounts payable-intercompany		107,074,415		479,732		16,693,636		22,280,362		(146,528,145)
Other current liabilities		6,615,028		21,043,318		52,566,401		8,243,096		(21,614,635)		66,853,208

Total current liabilities		146,514,042		40,881,186		84,324,733		30,771,491		(184,173,105)		118,318,347
Long-term debt		76,936,195		178,897,509		153,741,583		215,204		(182,635,748)		227,154,743
Sale of future accounts receivable						54,536,412				(9,370,180)		45,166,232
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		35,130,650		86,266		209,977,930		28,162,739		(182,512)		273,175,073

Total liabilities		258,580,887		219,864,961		502,580,658		59,149,434		(376,361,545)		663,814,395

EQUITY		236,613,985				200,909,361		3,344,357		(336,962,055)		103,905,648

Total liabilities and equity	Ps.	495,194,872	Ps.	219,864,961	Ps.	703,490,019	Ps.	62,493,791	Ps.	(713,323,600)	Ps.	767,720,043

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2003

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Net sales	Ps.		Ps.		Ps.	877,209,087	Ps.	303,478,176	Ps.	(555,258,609)	Ps.	625,428,654
Other revenues (expenses), net		17,951,790				5,534,582		8,357,180		(28,882,540)		2,961,012

Total revenues		17,951,790				882,743,669		311,835,356		(584,141,149)		628,389,666
Costs and operating expenses:
Cost of sales						453,739,335		308,840,733		(555,462,012)		207,118,056
Transportation and distribution expenses						15,631,513		328,689		(411,232)		15,548,970
Administrative expenses		20,024,162		45,195		28,427,677		4,335,940		(17,638,104)		35,194,870

Total costs and operating expenses		20,024,162		45,195		497,798,525		313,505,362		(573,511,348)		257,861,896
Comprehensive financing cost (income)		(4,041,321)		6,385,694		32,914,645		9,906,769		(14,423,372)		30,742,415
Equity participation in subsidiaries		(41,003,993)								41,003,993
Capitalization of Master Trust Operations				6,430,889						(6,430,889)

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(39,035,044)				352,030,499		(11,576,775)		38,366,675		339,785,355
Hydrocarbon extraction duties and other		41,082				287,379,867		934,990		10,263		288,366,202
Special tax on production and services (IEPS Tax)						94,076,298						94,076,298

		41,082				381,456,165		934,990		10,263		382,442,500
Cumulative effect of adoption of new accounting standards						2,012,782						2,012,782

Net (loss) income for the year	Ps.	(39,076,126)	Ps.		Ps.	(27,412,884)	Ps.	(12,511,765)	Ps.	38,356,412	Ps.	(40,644,363)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2002

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Net sales	Ps.		Ps.		Ps.	672,647,320	Ps.	231,861,688	Ps.	(389,659,971)	Ps.	514,849,037
Other revenues (expenses), net		20,441,864				39,424		4,055,584		(24,626,295)		(89,423)

Total revenues		20,441,864				672,686,744		235,917,272		(414,286,266)		514,759,614

Costs and operating expenses:
Cost of sales						324,129,120		234,980,641		(390,355,726)		168,754,035
Transportation and distribution expenses						15,334,577		929,578		(263,347)		16,000,808
Administrative expenses		18,008,686		35,736		30,699,022		4,776,294		(19,145,852)		34,373,886

Total costs and operating expenses		18,008,686		35,736		370,162,719		240,686,513		(409,764,925)		219,128,729
Comprehensive financing cost (income)		1,932,712		(5,915,633)		7,140,702		4,975,324		(1,893,978)		6,239,127
Equity participation in subsidiaries		(24,853,096)								24,853,096
Capitalization of Master Trust operations and others				(2,405,953)						2,405,953

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(24,352,630)		3,473,944		295,383,323		(9,744,565)		24,631,686		289,391,758
Hydrocarbon extraction duties and other						190,697,804		830,787				191,528,591
Special tax on production and services (IEPS Tax)						122,437,207						122,437,207

						313,135,011		830,787				313,965,798

Net (loss) income for the year	Ps.	(24,352,630)	Ps.	3,473,944	Ps.	(17,751,688)	Ps.	(10,575,352)	Ps.	24,631,686	Ps.	(24,574,040)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2001

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Net sales	Ps.		Ps.		Ps.	680,483,155	Ps.	224,618,918	Ps.	(404,890,542)	Ps.	500,211,531
Other revenues (expenses), net		14,392,778				1,250,308		7,110,072		(21,053,173)		1,699,985

Total revenues		14,392,778				681,733,463		231,728,990		(425,943,715)		501,911,516
Costs and operating expenses:
Cost of sales						360,301,197		234,217,082		(408,830,812)		185,687,467
Transportation and distribution expenses						14,836,748		599,558		(173,214)		15,263,092
Administrative expenses		17,371,200		18,162		24,028,569		4,608,230		(14,547,051)		31,479,110

Total costs and operating expenses		17,371,200		18,162		399,166,514		239,424,870		(423,551,077)		232,429,669
Comprehensive financing cost (income)		2,207,665		(3,238,973)		5,698,806		632,772		(2,848,819)		2,451,451
Equity participation in subsidiaries		(26,262,953)								26,262,953
Capitalization of Master Trust operations and others				(2,059,038)						2,059,038

(Loss) income before hydrocarbon extraction duties and other, and special tax on production and services and cumulative effect of adoption of new accounting standards		(31,449,040)		1,161,773		276,868,143		(8,328,652)		28,778,172		267,030,396
Hydrocarbon extraction duties and other						188,145,174		854,794				188,999,968
Special tax on production and services (IEPS Tax)						106,930,781						106,930,781

						295,075,955		854,794				295,930,749
Cumulative effect of adoption of new accounting standard		(1,461,839)				(33,468)						(1,495,307)

Net (loss) income for the year	Ps.	(32,910,879)	Ps.	1,161,773	Ps.	(18,241,280)	Ps.	(9,183,446)	Ps.	28,778,172	Ps.	(30,395,660)

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2003

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Funds provided by (used in) operating activities	Ps.	127,080,680	Ps.	(164,384,375)	Ps.	(58,677,210)	Ps.	(24,576,466)	Ps.	137,708,834	Ps.	17,151,463
Financing activities:
Sale of future accounts receivable						(1,986,237)				(2,722,920)		(4,709,157)
Long-term debt		50,807,263		57,882,632		198,345,405		24,604,302		(235,756,452)		95,883,150
Net income passed to Petróleos Mexicanos		(39,924,649)				27,412,884		12,511,765
Other changes in equity and retained earnings		665,808		(3,473,944)		17,840,682		4,290,993		(29,305,552)		(9,982,013)

Funds provided by (used in) financing activities		11,548,422		54,408,688		241,612,734		41,407,060		(267,784,924)		81,191,980
Investing activities:
Increase in fixed assets, net		(134,174,940)		118,037,382		(182,831,309)		(1,735,462)		130,076,090		(70,628,239)
Funds (used in) provided by investing activities		(134,174,940)		118,037,382		(182,831,309)		(1,735,462)		130,076,090		(70,628,239)

Increase in cash and cash equivalents		4,454,162		8,061,695		104,215		15,095,132				27,715,204
Cash and cash equivalents at beginning of the year		23,171,944		16,266,340		879,387		5,303,522				45,621,193

Cash and cash equivalents at the end of the year	Ps.	27,626,106	Ps.	24,328,035	Ps.	983,602	Ps.	20,398,654	Ps.		Ps.	73,336,397

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2002

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Funds (used in) provided by operating activities	Ps.	(60,694,007)	Ps.	(38,349,717)	Ps.	(37,262,836)	Ps.	(28,764,092)	Ps.	208,588,700	Ps.	43,518,048
Financing activities:
Sale of future accounts receivable						767,730				(4,712,759)		(3,945,029)
Long-term debt		101,306,898		121,599,139		27,048,148		7,751,134		(169,026,358)		88,678,961
Net (loss) income passed to Petróleos Mexicanos		(24,853,096)		(3,473,944)		17,751,688		10,575,352
Other changes in equity and retained earnings		5,071,961		(1,161,773)		17,897,186		9,728,870		(33,815,248)		(2,279,004)

Funds provided by (used in) financing activities		81,525,763		116,963,422		63,464,752		28,055,356		(207,554,365)		82,454,928
Investing activities:
Increase in fixed assets, net		(3,729,272)		(68,159,356)		(26,116,560)		2,815,555		(1,034,335)		(96,223,968)
Funds (used in) provided by investing activities		(3,729,272)		(68,159,356)		(26,116,560)		2,815,555		(1,034,335)		(96,223,968)

Increase in cash and cash equivalents		17,102,484		10,454,349		85,356		2,106,819				29,749,008
Cash and cash equivalents at beginning of the year		6,069,460		5,811,992		794,031		3,196,702				15,872,185

Cash and cash equivalents at the end of the year	Ps.	23,171,944	Ps.	16,266,341	Ps.	879,387	Ps.	5,303,521	Ps.		Ps.	45,621,193

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year ended December 31, 2001

	Corporate		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Funds provided by (used in) operating activities	Ps.	109,666,756	Ps.	72,861,205	Ps.	33,482,789	Ps.	(1,197,249)	Ps.	(180,746,967)	Ps.	34,066,534
Financing activities:
Sale of future accounts receivable						(5,871,057)				(4,657,421)		(10,528,478)
Long-term debt		(95,900,168)		(25,255,404)		(20,666,907)		(2,657,512)		149,917,887		5,437,896
Net income passed to Petróleos Mexicanos		(26,262,953)		(1,161,773)		18,241,280		9,183,446

Other changes in equity and retained earnings		4,766,716				14,848,624		(3,506,467)		(21,777,608)		(5,668,735)

Funds (used in) provided by financing activities		(117,396,405)		(26,417,177)		6,551,940		3,019,467		123,482,858		(10,759,317)
Investing activities:
Increase in fixed assets, net		(2,756,323)		(49,878,026)		(40,907,464)		(3,086,825)		57,264,109		(39,364,529)
Funds (used in) provided by investing activities		(2,756,323)		(49,878,026)		(40,907,464)		(3,086,825)		57,264,109		(39,364,529)

Decrease in cash and cash equivalents		(10,485,972)		(3,433,998)		(872,735)		(1,264,607)				(16,057,312)
Cash and cash equivalents at beginning of the year		16,555,432		9,245,990		1,666,766		4,461,309				31,929,497

Cash and cash equivalents at the end of the year	Ps.	6,069,460	Ps.	5,811,992	Ps.	794,031	Ps.	3,196,702	Ps.		Ps.	15,872,185

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 19.  The U.S. GAAP adjustment related to exploration and drilling costs is exclusive to Pemex-Exploration and Production.  The U.S. GAAP adjustment related to profit in inventory relates to Pemex-Exploration and Production and Pemex-Refining. The U.S. GAAP adjustment related to fixed asset impairment relates to Pemex-Exploration and Production, Pemex-Refining, Pemex-Petrochemicals and Pemex-Gas and Basic Petrochemicals.  U.S. GAAP adjustments pertaining to advance payment on minimum guaranteed dividends, available for sale investment securities, and the sale of Repsol shares relate exclusively to Petróleos Mexicanos.  The U.S. GAAP adjustment to account for financial instruments relates primarily to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Petrochemicals, Pemex-Gas and Basic Petrochemicals, Pemex-Refining and the Master Trust.  The U.S. GAAP adjustments related to capitalized losses on hedging activities relate to the Master Trust.  All other U.S. GAAP adjustments (pensions and seniority premiums, post-retirement benefits, capitalized interest and depreciation and monetary gain or loss) relate collectively to Petróleos Mexicanos, Pemex-Refining, Pemex-Exploration and Production and Pemex-Gas and Basic Petrochemicals.

22. Supplementary information on oil and gas exploration and production activities (unaudited)

The following tables provide supplementary information on the oil and gas exploration, development and producing activities of Pemex-Exploration and Production in compliance with SFAS No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”).  All exploration and production activities of Pemex-Exploration and Production are located in Mexico.

The supplemental data presented herein reflects information for all of Pemex-Exploration and Production’s oil and gas producing activities.  Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP and have included the effects of adoption of SFAS No. 143 where appropriate.  Under otherwise indicated, all information is presented in constant pesos as of December 31, 2003.

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,

	2003		2002		2001

Proved properties	Ps.	474,090,748	Ps.	385,205,711	Ps.	392,443,127
Construction in progress		68,485,535		113,116,028		57,768,479
Accumulated depreciation and amortization		(218,461,951)		(228,292,716)		(211,495,167)

Net capitalized costs	Ps.	324,114,332	Ps.	270,029,023	Ps.	238,716,439

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Costs incurred for oil and gas property exploration and development activities (unaudited):

	Year ended December 31,

	2003		2002		2001

Exploration	Ps.	17,583,725	Ps.	11,439,609	Ps.	5,212,107
Development		45,950,237		35,186,705		34,237,357

Total costs incurred	Ps.	63,533,962	Ps.	46,626,314	Ps.	39,449,464

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 11,527,405, Ps. 5,596,885 and Ps. 3,154,557 for 2003, 2002 and 2001, respectively, that, in accordance with the successful efforts methods are accounted for as geological and geophysical exploration expenses.

Development costs include those incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

Results of operations for oil and gas producing activities (unaudited):

	Year Ended December 31,

	2003		2002		2001

Revenues from sale of oil and gas	Ps.	426,633,805	Ps.	301,216,802	Ps.	297,663,632

Hydrocarbon duties		265,738,795		173,473,676		184,106,312
Excess-gains taxes		18,693,987		14,721,618		1,477,010
Production costs (excluding taxes)		68,781,301		43,908,586		60,888,716
Exploration expenses		5,947,802		4,842,724		2,057,550
Depreciation, depletion, amortization and accretion		23,567,409		21,138,106		18,713,929

		382,729,294		258,084,710		267,243,517

Results of operations for oil and gas producing activities	Ps.	43,904,511	Ps.	43,132,092	Ps.	30,420,115

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Crude oil and natural gas reserves:

Sales prices and production costs (unaudited)

The following table summarizes average sales prices (excluding production taxes) in U.S. dollars:

	2003	2002	2001

December average sales price	$24.51	$24.53	$13.62
Crude oil, per barrel	$25.83	$26.36	$15.21
Natural gas, per thousand cubic feet	$4.10	$3.58	$1.85

Crude oil and natural gas reserves  (unaudited)

Under the Political Constitution of the United Mexican States and Mexican statutory law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX.  Under the Organic Law, PEMEX has the exclusive right to produce these reserves and sells the production subject to a federal production tax currently assessed at the rate of 60.8% of revenue from production sales.  Crude oil exports are subject to an additional “excess gains” tax.  PEMEX’s exploration and development activities are limited to reserves located in Mexico. Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs at the date the estimate is made.  Mexico’s proved reserves are estimated by PEMEX’s petroleum engineers.

PEMEX estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry.  The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, the stage of development, quality and completeness of basic data and production and pressure history.  The reserves data set forth herein represent only estimates.  Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner.  The accuracy of any reserve estimate depends on the quality of available data, the engineering and geological interpretation and judgment.  As a result, estimates of different engineers may vary.  In addition, results of drilling, testing and production subsequent to the date of an estimate are among the criteria which may be used to justify revision of such estimate.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

The following two tables of oil and gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves at December 31, 2003, 2002 and 2001 in accordance with the definition of proved reserves under Rule 4-10(a) Regulation S-X of the Securities Act of 1933.

Mexico’s total proved developed and undeveloped reserves of crude oil and condensates decreased by 6.7% in 2003, from 17.2 billion barrels of oil equivalent in 2002 to 16.0 billion barrels of oil equivalent in 2003.  In 2003, proved developed reserves of crude oil and condensates decreased by 10.7%, from 11.7 billion barrels of oil equivalent in 2002 to 10.5 billion barrels in 2003.  Mexico’s total proved developed and undeveloped dry gas reserves decreased by 0.9% in 2003, from 15.0 trillion cubic feet in 2002 to 14.9 trillion cubic feet in 2003.  Mexico’s proved developed dry gas reserves decreased by 5.6% in 2003, from 8.6 trillion cubic feet in 2002 to 8.1 trillion cubic feet in 2003.

Crude oil and condensate reserves (including natural gas liquids)a  (unaudited)

	(Millions of barrels)

	2003	2002	2001

Proved developed and undeveloped reserves
At January 1	17,196	18,767	20,186
Revisions	120	(247)	(144)
Extensions and discoveries [b]	84	(36)	2
Production	(1,359)	(1,288)	(1,277)

At December 31	16,041	17,196	18,767

Proved developed reserves at December 31	10,473	11,725	12,622

Note: Table amounts may not total due to rounding.

a. Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

b. Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

Dry gas reserves (unaudited)

	(Billions of cubic feet)

	2003	2002	2001

Proved developed and undeveloped reserves
At January 1	14,985	16,256	17,365
Revisions	695	(443)	(78)
Extensions and discoveries [a]	354	313	98
Production [b]	(1,184)	(1,141)	(1,129)

At December 31	14,850	14,985	16,256

Proved developed reserves at December 31	8,094	8,572	8,776

Note: Table amounts may not total due to rounding.
a. Extensions include positive and negative changes due to new data gathered through drilling of extension wells. Negative changes are reported as revisions.
b. Natural gas production reported in other tables refer to wet, sour gas.  There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas.  Therefore, reported natural gas volumes are greater than dry gas volumes.

Based on the reservoir performance, new information, and discoveries, proved reserves in accordance with the definition of proved reserves under Rule 4-10(a) of Regulation S-X for all regions as of December 31, 2003 are estimated to be 18,895 million barrels of oil equivalent (20,077 million barrels of oil equivalent at December 31, 2002).

Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves i) after adjusting for the reserve revisions in the Marine, Southern and Northern Regions, and (ii) excluding 2.5 billion barrels of proved reserves scheduled to be produced after the year 2028, as well as, in a lesser way, proved reserves from newly discovered fields.

Estimated future cash inflows from production are computed by applying average prices of oil and gas on December 31 to the year-end quantities.  Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates-with consideration of the tax rates already legislated for 2004-to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

In addition to being subject to the payment of all taxes and contributions set forth by the SHCP (except as indicated below), PEMEX is presently subject to the following special duties: a hydrocarbon extraction duty, an extraordinary hydrocarbon extraction duty, an additional hydrocarbon extraction duty, a tax on hydrocarbon income and the IEPS Tax.  These taxes and duties are to be credited against the Derecho Sobre Hidrocarburos (“hydrocarbon duty”), which is calculated by applying a rate of 60.8 % to the sales revenue of Petróleos Mexicanos and Subsidiary Entities to third parties (sales revenues are taken to include the IEPS Tax generated by the sale of refined products, but not to include VAT).  In addition to the payment of the hydrocarbon duty, Petróleos Mexicanos and Subsidiary Entities must pay to the Mexican Government an excess gains tax, which for 2003 was equal to 39.2 % on the portion of Petróleos Mexicanos and Subsidiary Entities’ crude oil export sales revenues in excess of a threshold price of 18.35 U.S. dollars per barrel.  Since the 2003 prices were higher than 18.35 U.S. dollars per barrel, Petróleos Mexicanos and Subsidiary Entities paid excess gains tax.  For 2004 a new tax replacing and equal to the excess gains tax (the duty for exploration, gas, refining and petrochemical infrastructure) will apply to prices in excess of 20.00 U.S. dollars per barrel.  Petróleos Mexicanos and Subsidiary Entities are not subject to Income Tax Law (Ley del Impuesto Sobre la Renta) or Asset Tax Law (Ley del Impuesto al Activo).

The standardized measure provided below represents a comparative benchmark value rather than an estimate of expected future cash flows or fair market value of PEMEX’s production rights.  There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer.  Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Standardized measure of discounted net cash flows (unaudited)

	As of December 31,

	2003		2002		2001

Future cash inflows	U.S.$	419,342,000	U.S.$	426,218,000	U.S.$	253,752,000
Future production costs (excluding taxes)		(46,323,000)		(46,536,000)		(42,101,000)
Future development costs		(50,190,000)		(36,212,000)		(38,993,000)

Future cash flows before tax		322,829,000		343,470,000		172,658,000
Future production-and-excess-gains taxes		(261,100,000)		(272,450,000)		(132,778,000)
Future net cash flows		61,729,000		71,020,000		39,880,000
Effect of discounting net cash flows at 10%		(27,845,000)		(32,493,000)		(19,496,000)

Standardized measure of discounted future net cash flows	U.S.$	33,884,000	U.S.$	38,527,000	U.S.$	20,384,000

Note: Table amounts may not total due to rounding.

Back to Index

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands of Mexican pesos of December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

To comply with SFAS No. 69, the next table presents the aggregate standardized measure change for each year and significant sources of variance:

Changes in standardized measure of discounted net cash flows (unaudited)

	2003		2002		2001

Sales of oil and gas produced, net of production costs	U.S.$	(34,417,000)	U.S.$	(26,097,000)	U.S.$	(24,671,000)
Net changes in prices and production costs		5,190,000		112,329,000		(83,212,000)
Extensions and discoveries		1,934,000		1,528,000		130,000
Development cost incurred during the year		7,709,000		6,355,000		5,946,000
Changes in estimated development costs		(15,230,000)		(4,613,000)		(2,352,000)
Reserves revisions, extensions, discoveries and timing changes		11,834,000		519,000		4,519,000
Accretion of discount of pre-tax net cash flows		17,612,000		8,592,000		16,437,000
Net changes in production-and excess-gains taxes		725,000		(80,470,000)		80,894,000

Aggregate change in standardized measure	U.S.$	(4,643,000)	U.S.$	18,143,000	U.S.$	(2,309,000)

Standardized measure
As of January 1		38,527,000		20,384,000		22,693,000
As of December 31		33,884,000		38,527,000		20,384,000

Change	U.S.$	(4,643,000)	U.S.$	18,143,000	U.S.$	(2,309,000)

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