Form 20-F/A
period 2004-12-31
MEXICAN PETROLEUM
filed 2005-10-17
CIK 932782

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

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.                                                                                                     ☒ Yes    ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:                                                                                                                                                ☐ Item 17    ☒ Item 18

EXPLANATORY NOTE

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2004 (which we refer to as the Form 20-F) on June 30, 2005. This Amendment No. 1 to our Form 20-F (which we refer to as the Amendment) is being filed solely for the reasons set forth below:

•	to delete a reference to “audits by independent engineers” in “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies”—Successful Efforts Method of Oil and Gas Accounting;”

•	to include additional disclosure with respect to certain employee benefits in “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions;”

•	to revise the disclosure included in “Item 15—Controls and Procedures” (i) to discuss certain deficiencies in our internal controls over financial reporting and the actions we have taken to correct this matter, and (ii) to confirm that there has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting;

•	to revise the disclosure with respect to exploration and drilling costs in Note 2(h) and Note 19I(a) to our consolidated financial statements to refer to “proved developed reserves” rather than “total proven reserves;”

•	to correct and restate previously reported financial information included in the condensed segment financial information as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 in Note 15 to our consolidated financial statements;

•	to revise the disclosure in Note 20 and Note 21 to our consolidated financial statements to provide a quantitative reconciliation of the adjustments to United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP) pertaining to Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”);

•	to correct and restate previously reported financial information included in the condensed balance sheets at December 31, 2004 and 2003 and condensed statements of changes in financial position for the years ended December 31, 2004, 2003 and 2002 in Note 20 and Note 21 to our consolidated financial statements; and

•	to revise the disclosure regarding the standardized measure of discounted net cash flows related to proved oil and gas reserves (unaudited) in Note 22 to our consolidated financial statements in order to (i) correct a typographical error to note that the standardized measure tables presented in this section relate to proved oil and gas reserves, excluding only 1.39 billion barrels of oil equivalent of proved reserves scheduled to be produced after the year 2029 and (ii) revise the standardized measure of discounted net cash flows table and the changes in the standardized measure of discounted net cash flows table to reflect certain changes in the calculation of future production costs.

Petróleos Mexicanos believes that these changes are not material to its financial condition, operations or prospects.

Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F. In addition, the filing of this Amendment should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 30, 2005.

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

Source: Pemex-Exploration and Production.

Our lifting costs increased by 16% from 2003 to 2004, primarily as a result of an increase in maintenance expenses and in the average cost of gas used for pneumatic pumping, from U.S. $4.85 per million cubic feet in 2003 to U.S. $5.39 per million cubic feet in 2004, as well as due to an increase in the volume of gas used for pneumatic pumping, from 432.5 billion cubic feet in 2003 to 455.2 billion cubic feet in 2004.

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

Successful Efforts Method of Oil and Gas Accounting

We apply the successful efforts method of oil and gas accounting. This accounting principle requires that capitalized costs for producing properties be amortized on the basis of crude oil and natural gas reserve quantities. Our reserve estimates are determined in accordance with earth science and petroleum engineering principles and practices in accordance with Rule 4-10 of Regulation S-X of the Securities Act and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and oil field technology.

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

As an employee benefit, we offer salary advances to all of our eligible Union and non-Union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza (Employment Regulation of White Collar Employees), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers during 2004 was Ps. 20.5 million. As of May 31, 2005, the aggregate amount of salary advances outstanding to our executive officers was Ps. 16 million.

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

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of the disclosure controls and procedures, including the possibility of human error and the procedures circumvention or overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Director General and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Security Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Subsequent to the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2004 on June 30, 2005, Petróleos Mexicanos identified and corrected certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating financial information for the three years ended December 31, 2004, 2003 and 2002 as presented in Notes 20 and 21 to our consolidated financial statements. None of these corrections, which are described in greater detail in Notes 20 and 21, had an impact on the consolidated financial information presented in our consolidated financial statements.

We recognize that the inadvertent errors that caused the need for the corrections described above represent a material weakness in our internal controls over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements. We are currently implementing measures to improve our internal controls over financial reporting as part of our effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. We believe that certain of these measures, undertaken to ensure the quality of the information and modifications to our internal control processes, including upgrading our information technologies through automation of our consolidation system, will improve our ability to prepare the Mexican GAAP financial information presented in Notes 20 and 21 to our consolidated financial statements.

Subject to the foregoing, there has been no change over our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-92, incorporated herein by reference.

Item 19.	Exhibits.

Documents filed as exhibits to this Form 20-F:

1.1	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 1, 1994 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

1.2	Reglamento de la Ley Orgánica de Petróleos Mexicanos (Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

1.3	Reglamento de Gas Natural (Natural Gas Regulation), effective November 9, 1995 together with an English translation (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 1996 and incorporated by reference herein).

1.4	Decreto por el que se Reforma la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Decree that Amends the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), effective November 14, 1996 (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1997 and incorporated by reference herein).

1.5	Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

1.6	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation) (previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated August 7, 1998, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated July 15, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on August 23, 1999 and incorporated by reference herein).

2.4	Indenture, dated July 31, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on September 29, 1999 and incorporated by reference herein).

2.5	Indenture, dated as of July 31, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and Bankers Trust (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.6	Indenture, dated as of February 3, 2003, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 4.7 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-102993) on February 12, 2003 and incorporated by reference herein).

2.7	Indenture, dated as of December 30, 2004 among Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Bankers Trust, dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 14, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004 to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

2.12	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex Project Funding Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.13	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, together with a summary in English (previously filed as Exhibit 10.1 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

4.2	Amendment to the Agreement for the Financial Strengthening of Petróleos Mexicanos between the Federal Government of Mexico and Petróleos Mexicanos, dated December 18, 1997, together with an English translation (previously filed as Exhibit 10.1 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on July 20, 1998 and incorporated by reference herein).

4.3	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

4.4	Transfer of Funds Agreement, dated as of November 24, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and the Federal Government (English translation) (previously filed as Exhibit 4.4 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges (previously filed as Exhibit 7.1 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2005 and incorporated by reference herein).

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

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

Date: October 14, 2005

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Mexico City, Mexico

April 22, 2005, except for Notes 15, 20 and 21, as to which the date is September 30, 2005

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

As discussed in Notes 20 and 21 to the consolidated financial statements, PEMEX has restated amounts that had been previously reported under Mexican GAAP in the condensed consolidating balance sheets at December 31, 2004 and 2003 and condensed consolidating results of operations and changes in financial position for the years ended December 31, 2004, 2003, and 2002.

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

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production (“UOP”) method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field’s proved developed reserves.

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

Subsequent to the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) on June 30, 2005, Petróleos Mexicanos identified and corrected certain amounts that had been previously reported under Mexican GAAP in the condensed segment financial information for the years ended December 31, 2004 and 2003 to our consolidated financial statements in this Note 15. None of these corrections had an impact on the consolidated financial information for any segment for the years ended December 31, 2004 and 2003. These items have been restated in Notes 20 and 21 and the corresponding resulting changes to condensed segment financial information have been restated in this Note 15. The corrections are described in greater detail in Notes 20 and 21.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

Following is the condensed financial information of these segments:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2004:
Sales:
Trade (1)	Ps.	—	Ps.	316,139,585	Ps.	116,049,305	Ps.	16,823,850	Ps.	324,574,385	Ps.	—	Ps.	773,587,125
Intersegment		560,997,135		27,021,306		67,187,349		7,365,976		93,070,685		(755,642,451)		—

Total net sales		560,997,135		343,160,891		183,236,654		24,189,826		417,645,070		(755,642,451)		773,587,125
Operating income (loss) (1)		412,422,364		39,877,803		13,298,155		(7,905,400)		(628,631)		(1,862,995)		455,201,296
Comprehensive financing cost (as restated)(4)		7,589,872		5,296,769		(156,854)		1,348,140		(3,236,503)		(10,266,257)		7,048,153
Net income (loss)		(13,669,930)		(22,060,462)		11,652,271		(12,315,100)		(22,020,397)		32,918,008		(25,495,610)
Depreciation and amortization		28,902,751		7,500,738		3,400,804		1,289,115		806,669		—		41,900,077
Acquisition of fixed assets (2)		66,849,314		4,653,156		1,636,351		1,592,677		330,970		—		75,062,468
Total assets (as restated)(4)		727,062,059		274,694,329		104,182,117		86,430,827		1,029,780,113		(1,274,622,108)		947,527,337

Year ended December 31, 2003:
Sales:
Trade (1)	Ps.	—	Ps.	299,551,437	Ps.	96,312,823	Ps.	11,472,993	Ps.	250,556,152	Ps.	—	Ps.	657,893,405
Intersegment		448,779,512		24,657,053		53,442,431		6,375,129		69,862,428		(603,116,553)		—

Total net sales		448,779,512		324,208,490		149,755,254		17,848,122		320,418,580		(603,116,553)		657,893,405
Operating income (loss) (1)		319,977,798		74,950,471		4,176,736		(10,294,391)		(21,364,403)		19,200,203		386,646,414
Comprehensive financing cost		22,387,213		12,932,215		(696,249)		1,082,210		11,804,864		(15,172,061)		32,338,192
Net income (loss)(as restated)(4)		1,180,484		(38,098,735)		8,082,419		(15,378,314)		(38,997,568)		40,457,583		(42,754,131)
Depreciation and amortization		29,177,389		8,009,797		3,513,544		1,056,697		891,332		—		42,648,759
Acquisition of fixed assets (2)		51,602,488		13,792,567		3,716,279		1,710,828		564,640		—		71,386,802
Total assets (as restated)(4)		619,606,871		216,364,002		88,949,282		62,576,704		849,656,415		(947,794,719)		889,358,555

Year ended December 31, 2002:
Sales:
Trade (1)	Ps.	—	Ps.	281,356,956	Ps.	64,395,399	Ps.	8,167,656	Ps.	187,653,810	Ps.	—	Ps.	541,573,821
Intersegment		316,852,364		15,803,262		29,155,117		4,409,362		63,175,849		(429,395,954)		—

Total net sales		316,852,364		297,160,218		93,550,516		12,577,018		250,829,659		(429,395,954)		541,573,821
Operating income (loss) (1)		215,938,359		97,978,654		4,268,959		(9,892,062)		(18,371,914)		21,148,562		311,070,558
Comprehensive financing cost		1,865,971		5,575,489		69,901		390,028		653,889		(1,992,290)		6,562,988
Net income (loss) (as restated)(4)		16,384,685		(37,498,442)		2,440,614		(12,855,688)		(20,463,969)		26,143,170		(25,849,630)
Depreciation and amortization		22,611,578		7,193,072		3,632,643		1,296,963		835,490		—		35,569,746
Acquisition of fixed assets (3)		7,621,267		24,800,902		1,584,804		2,020,351		63,872,081		—		99,899,405
Total assets		452,032,357		215,759,226		72,215,196		34,866,588		783,048,290		(750,350,802)		807,570,855

(1)	Trade sales and operating income (loss) of Pemex-Refining include the IEPS Tax as part of the sale prices of the products sold in amounts of Ps. 128,742,678 for 2002, Ps. 98,959,610 for 2003, and Ps. 54,704,848 for 2004.
(2)	Beginning in 2003, the acquisition of fixed assets related to the PIDIREGAS projects are presented in each of the Subsidiary Entities that will maintain and operate those fixed assets.
(3)	In 2002, the Subsidiary Companies segment acquired fixed assets in the amount of Ps. 65,682,376, of which Ps. 65,129,949 are related to the Master Trust and Ps. 1,810,295 of completed assets were transferred from the Master Trust to the Subsidiary Entities who will maintain and operate the fixed assets.
(4)	See Note 20—Subsidiary Guarantor Information.

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

Under U.S. GAAP, costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are later charged to expense if proved reserves are not discovered. Such capitalized costs are amortized on a UOP basis over proved developed reserves. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP basis over proved developed reserves, as the related oil and gas reserves are extracted. Therefore, through December 31, 2003, PEMEX adjusted the results of operations and equity to reflect the impact of U.S. GAAP on exploration and drilling costs; i.e., the Mexican GAAP operations charge related to the cost per barrel has been reversed, the equity account related to the specific oil field exploration and drilling reserve has been reversed to zero, and costs related to properties in the exploration and development phase have been capitalized in accordance with U.S. GAAP. No such adjustment was required for the year ended December 31, 2004 due to the adoption of the successful efforts method of accounting for Mexican GAAP purposes.

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

20. Subsidiary guarantor information

The following consolidating information presents restated condensed balance sheets at December 31, 2004 and 2003 and condensed statements of operations and the restated changes in financial position for the years ended December 31, 2004, 2003 and 2002 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex-Petrochemicals and the consolidated Subsidiary Companies.

These statements are prepared in conformity with accounting principles generally accepted in Mexico, including the recognition of inflation, in accordance with Bulletin B-10, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and intercompany balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (“Non-Guarantor Subsidiaries”).

The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 19. The following also presents the reconciliation of equity to U.S. GAAP as of December 31, 2004 and 2003 and the reconciliation of income to U.S. GAAP for the three years ended December 31, 2004, 2003 and 2002 for each of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. The following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

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

Restatement

Subsequent to the filing of the Form 20-F on June 30, 2005, Petróleos Mexicanos identified and corrected certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating balance sheets at December 31, 2004 and 2003 and condensed consolidating results of operations and changes in financial position for the years ended December 31, 2004, 2003 and 2002 in this Note 20. None of these corrections had an impact on the consolidated balance sheets at December 31, 2004 and 2003 and consolidated results of operations and changes in financial position for the years ended December 31, 2004, 2003 and 2002. The corrections are described in greater detail below:

(a) Corrections to Condensed Consolidating Balance Sheets

Separate financial statements for each of Petróleos Mexicanos, the Subsidiary Guarantors and certain of the Non-Guarantor Subsidiaries are, for statutory purposes, prepared in Spanish in accordance with the financial reporting standards (“Governmental Accounting Standards”), established by the Secretaría de la Función Pública (General Comptroller’s Office of the Mexican Government) and the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit). These financial statements are not published or translated into English. The Mexican Governmental Accounting Standards differ in certain respects from Mexican GAAP and in order to prepare the consolidated financial statements of PEMEX in accordance with Mexican GAAP, certain adjustments are made to these statements. PEMEX has identified the following items which have been corrected in the restated condensed balance sheets and affected various columns as described below:

(i.) Misclassifications of inter-company balances within the condensed balance sheets. Previously, various inter-company balances were inconsistently classified within the condensed balance sheet captions and among several of the columns. These balances have now been appropriately classified between current and non-current and consistently allocated among the columns.

(ii.) Improper inclusion of certain adjustments to convert from Governmental Accounting Standards to Mexican GAAP, which were previously presented in the eliminations column. In the restated consolidating balance sheets, the columns appropriately represent the cumulative Mexican GAAP adjustments as they relate to the individual entities and the eliminations column has been adjusted accordingly.

(b) Corrections to Condensed Consolidating Results of Operations

The condensed consolidating results of operations, specifically, the information presented under the column captioned “Petróleos Mexicanos” and the column captioned “Eliminations,” were restated to properly reflect the recognition of the net results of operations of the Subsidiary Guarantors and the Non-Guarantor Subsidiaries pursuant to the equity method of accounting. In certain circumstances, Petróleos Mexicanos had previously presented the net results of operations reported by the Subsidiary Entities based on preliminary financial information. In the restated results of operations, the line item captioned “Equity participation in subsidiaries” within the Petróleos Mexicanos column has been revised to reflect the final financial information of all the Subsidiary Entities on a Mexican GAAP basis, with the corresponding offsets included in the line item captioned “Other (expenses) revenues, net” within the Petróleos Mexicanos column and the column captioned “Eliminations” where they were initially reported.

(c) Corrections to Condensed Consolidating Statements of Changes in Financial Position

As a result of the corrections to the condensed consolidating balance sheets and results of operations described above, the statements of changes in financial position of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries, as well as the eliminations columns, were restated to reflect the impact of the corrected amounts.

In addition, PEMEX discovered certain errors had been made due to the misclassification of certain items among the categories of operating, financing and investing activities. Specifically, the column detailing the changes in financial position of Petróleos Mexicanos was restated to include equity in earnings of consolidated and unconsolidated subsidiaries in operating activities rather than financing activities and the column detailing the changes in financial position of the Subsidiary Guarantors was restated to include amounts related to specific oil-field exploration and depletion activities in operating activities rather than investing activities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2004

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)		(As restated)		(As restated)		(As restated)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	43,857,404	Ps.	2,098,179	Ps.	38,916,648	Ps.	—	Ps.	84,872,231
Accounts, notes receivable and other, net		77,631,254		51,192,582		64,656,477		(70,500,685)		122,979,628
Accounts receivables—intercompany		21,332,625		348,637,532		117,232,259		(487,202,416)		—
Inventories, net		324,828		30,508,546		4,930,354		—		35,763,728

Total current assets		143,146,111		432,436,839		225,735,738		(557,703,101)		243,615,587
Long-term receivable— intercompany		69,677,470		1,825,516		344,348,220		(415,851,206)		—
Investments in subsidiaries and equity investees		257,753,140		2,472,396		23,110,634		(257,753,139)		25,583,031
Properties and equipment, net		8,348,906		569,382,388		16,837,631		—		594,568,925
Intangible asset derived from the actuarial computation of labor obligations		11,647,168		58,347,177		6,444,485		—		76,438,830
Other assets		1,888,289		41,474,202		7,273,168		(43,314,695)		7,320,964

Total assets	Ps.	492,461,084		Ps 1,105,938,518	Ps.	623,749,876	(Ps.	1,274,622,141)	Ps.	947,527,337

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	16,867,578	Ps.	—	Ps.	30,197,510	Ps.	—	Ps.	47,065,088
Accounts payable—intercompany		288,866,655		152,187,987		46,147,775		(487,202,417)		—
Other current liabilities		24,367,785		66,054,808		104,853,388		(101,858,565)		93,417,416

Total current liabilities		330,102,018		218,242,795		181,198,673		(589,060,982)		140,482,504
Long-term debt and notes payable to contractors		26,362,578		11,285,080		368,186,750		—		405,834,408
Long-term liabilities—intercompany		57,323,541		350,957,204		7,570,460		(415,851,205)		—
Sale of future accounts receivable		—		48,592,503		—		(11,956,814)		36,635,689
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors and others		45,330,029		251,204,258		34,697,531		—		331,231,818

Total liabilities		459,118,166		880,281,840		591,653,414		(1,016,869,001)		914,184,419

EQUITY		33,342,918		225,656,678		32,096,462		(257,753,140)		33,342,918

Total liabilities and equity	Ps.	492,461,084	Ps.	1,105,938,518	Ps.	623,749,876	(Ps.	1,274,622,141)	Ps.	947,527,337

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

For the year ended December 31, 2004

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican GAAP (as restated)	Ps.	33,342,918	Ps.	225,656,678	Ps.	32,096,462	(Ps.	257,753,140)	Ps.	33,342,918

U.S. GAAP adjustments:
Exploration and drilling costs		—		15,182,401		—		—		15,182,401
Pensions and seniority premiums:
Pensions and seniority premiums		(848,295)		(7,873,063)		(983,991)		—		(9,705,349)
Additional pension liability		550,909		2,418,282		1,410,879		—		4,380,070
Post-retirement benefits		(5,879,475)		(31,811,795)		(4,106,428)		—		(41,797,698)
Accrued vacation		(73,733)		(406,044)		(53,837)		—		(533,614)
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—		610,431		—		—		610,431
Capitalization of interest, net		—		(11,287,810)		(378,475)		—		(11,666,285)
Impairment, net		—		(26,096,625)		(9,878,013)		—		(35,974,638)
Depreciation convention		(40,544)		(2,000,590)		(64,792)		—		(2,105,926)
Derivative financial instruments		935,533		6,440,526		3,084,742		148,822		10,609,623
Profit in inventory		—		(810,144)		—		—		(810,144)
Available-for-sale investment securities		—		—		—		—		—
Advance payments of minimum guaranteed dividends		(10,387,839)		—		—		—		(10,387,839)

Total U.S. GAAP adjustments, net		(15,743,444)		(55,634,431)		(10,969,915)		148,822		(82,198,968)

Equity (deficit) under U.S. GAAP	Ps.	17,599,474	Ps.	170,022,247	Ps.	21,126,547	(Ps.	257,604,318)	(Ps.	48,856,050)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2003

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)		(As restated)		(As restated)		(As restated)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	29,060,122	Ps.	1,034,659	Ps.	47,048,362	Ps.	—	Ps.	77,143,143
Accounts, notes receivable and other, net		53,156,624		42,133,573		54,737,256		(76,170,014)		73,857,439
Accounts receivables—intercompany		16,792,686		174,200,480		64,592,400		(255,585,566)		—
Inventories, net		367,531		25,356,279		3,180,154		—		28,903,964

Total current assets		99,376,963		242,724,991		169,558,172		(331,755,580)		179,904,546
Long-term receivable—intercompany		79,334,568		—		271,756,562		(351,091,130)		—
Investments in subsidiaries and equity investees		217,280,688		2,064,953		8,947,284		(217,280,670)		11,012,255
Properties and equipment, net		8,872,717		538,188,815		20,147,660		—		567,209,192
Intangible asset derived from the actuarial computation of labor obligations		21,427,698		94,914,827		9,159,799		—		125,502,324
Other assets		193,653		47,026,568		6,177,356		(47,667,339)		5,730,238

Total assets	Ps.	426,486,287	Ps.	924,920,154	Ps.	485,746,833	(Ps.	947,794,719)	Ps.	889,358,555

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	25,478,148	Ps.	—	Ps.	35,010,218	(Ps.	—)	Ps.	60,488,366
Accounts payable—intercompany		188,017,865		38,402,234		29,165,467		(255,585,566)		—
Other current liabilities		27,261,138		57,418,904		112,835,197		(113,980,788)		83,534,451

Total current liabilities		240,757,151		95,821,138		177,010,882		(369,566,354)		144,022,817
Long-term debt and notes payable to contractors		68,017,363		13,821,638		251,355,678		—		333,194,679
Long-term liabilities—intercompany		26,325,197		320,556,693		4,209,239		(351,091,129)		—
Sale of future accounts receivable		—		52,413,689		—		(9,856,569)		42,557,120
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors and others		43,145,221		248,103,328		30,094,035		—		321,342,584

Total liabilities		378,244,932		730,716,486		462,669,834		(730,514,052)		841,117,200

EQUITY		48,241,355		194,203,668		23,076,999		(217,280,667)		48,241,355

Total liabilities and equity	Ps.	426,486,287	Ps.	924,920,154	Ps.	485,746,833	(Ps.	947,794,719)	Ps.	889,358,555

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

For the year ended December 31, 2003

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican GAAP (as restated)	Ps.	48,241,355	Ps.	194,203,668	Ps.	23,076,999	(Ps.	217,280,667)	Ps.	48,241,355

U.S. GAAP adjustments:
Exploration and drilling costs		—		16,601,860		—		—		16,601,860
Pensions and seniority premiums		(860,191)		(8,438,183)		(1,155,113)		—		(10,453,487)
Post-retirement benefits		(5,569,267)		(29,735,138)		(3,834,899)		—		(39,139,304)
Accrued vacation		(94,977)		(528,410)		(71,396)		—		(694,783)
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—		(484,465)		—		—		(484,465)
Capitalization of interest, net		—		(13,197,362)		(418,789)		—		(13,616,151)
Impairment, net		—		(33,065,398)		(12,066,872)		—		(45,132,270)
Depreciation convention		(54,058)		(2,667,455)		(86,389)		—		(2,807,902)
Derivative financial instruments		(1,541,333)		7,499,178		6,657,047		51,020		12,665,912
Sale of shares of Repsol		(676,294)		—		—		—		(676,294)
Profit in inventory		—		(1,849,499)		—		—		(1,849,499)
Available-for-sale investment securities		1,322,587		—		—		—		1,322,587
Advance payments of minimum guaranteed dividends		(10,703,189)		—		—				(10,703,189)

Total U.S. GAAP adjustments, net		(18,176,722)		(65,864,872)		(10,976,411)		51,020		(94,966,985)

Equity (deficit) under U.S. GAAP	Ps.	30,064,633	Ps.	128,338,796	Ps.	12,100,588	(Ps.	217,229,647)	(Ps.	46,725,630)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2004

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)						(As restated)
Net sales	Ps.	18,409,161	Ps.	1,087,394,680	Ps.	423,425,735	(Ps.	755,642,451)	Ps.	773,587,125
Other (expenses) revenues, net		420,123		2,358,537		9,697,576		(1,321,859)		11,154,377

Total revenues		18,829,284		1,089,753,217		433,123,311		(756,964,310)		784,741,502

Costs and operating expenses:
Cost of sales		177,102		575,510,361		424,583,066		(736,165,042)		264,105,487
Transportation and distribution expenses		—		17,265,698		491,950		(183,340)		17,574,308
Administrative expenses		21,878,904		29,020,299		4,601,073		(18,794,242)		36,706,034

Total costs and operating expenses		22,056,006		621,796,358		429,676,089		(755,142,624)		318,385,829
Comprehensive financing income (cost)		8,924,544		(12,729,787)		(13,509,187)		10,266,277		(7,048,153)
Equity participation in subsidiaries		(30,103,097)		—		—		30,103,097		—
Capitalization of Master Trust operations and others		—		—		8,430,243		(8,430,243)

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(24,405,275)		455,227,072		(1,631,722)		30,117,445		459,307,520
Hydrocarbon extraction duties and other		—		418,045,215		1,569,599		14,348		419,629,162
Special tax on production and services (IEPS Tax)		—		54,704,848		—		—		54,704,848

		—		472,750,063		1,569,599		14,348		474,334,010
Cumulative effect of adoption of new accounting standards		(1,090,580)		(6,555,130)		(2,823,410)		—		(10,469,120)

Net (loss) income for the year	(Ps.	25,495,855)	(Ps.	24,078,121)	(Ps.	6,024,731)	Ps.	30,103,097	(Ps.	25,495,610)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2004

	Petróleos Mexicanos	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated

Net loss under Mexican GAAP (as restated)	(Ps..25,495,855)	(Ps.24,078,121)	(Ps.6,024,731)	Ps.30,103,097	(Ps.25,495,610)

U.S. GAAP adjustments:
Exploration and drilling costs	—	(1,419,459)	—	—	(1,419,459)
Pensions and seniority premiums	11,887	565,121	171,130	—	748,138
Post-retirement benefits	(310,205)	(2,076,643)	(271,546)	—	(2,658,394)
Accrued vacation	17,532	96,550	12,802	—	126,884
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments	—	1,094,896	—	—	1,094,896
Capitalization of interest, net	—	1,909,551	40,315	—	1,949,866
Impairment, net	—	6,968,773	2,188,859	—	9,157,632
Depreciation convention	13,515	666,864	21,597	—	701,976
Derivative financial instruments	2,476,866	799,104	2,144,113	97,802	5,517,885
Sale of shares of Repsol	676,294	—	—	—	676,294
Profit in inventory	—	1,039,355	—	—	1,039,355
Available-for-sale investment securities .	(5,029,143)	—	—	—	(5,029,143)
Effect of inflation accounting on U.S. GAAP adjustment	544,138	21,508	2,852		578,498

Total U.S. GAAP adjustments, net	(1,589,116)	9,665,620	4,310,122	97,802	12,484,428

Net (loss) income under U.S. GAAP	(Ps.27,084,971)	(Ps.14,412,501)	(Ps.1,714,609)	Ps.30,200,899	(Ps.13,011,182)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2003

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)						(As restated)
Net sales	Ps.	19,035,581	Ps.	922,743,256	Ps.	319,231,121	(Ps.	603,116,553)	Ps.	657,893,405
Other (expenses) revenues, net		(3,572,239)		5,821,871		9,426,261		(8,561,182)		3,114,711

Total revenues		15,463,342		928,565,127		328,657,382		(611,677,735)		661,008,116

Costs and operating expenses:
Cost of sales		—		477,292,036		324,872,038		(584,294,934)		217,869,140
Transportation and distribution expenses		—		16,442,914		345,751		(432,579)		16,356,086
Administrative expenses		21,063,576		29,903,301		4,608,551		(18,553,663)		37,021,765

Total costs and operating expenses		21,063,576		523,638,251		329,826,340		(603,281,176)		271,246,991
Comprehensive financing income (cost)		4,251,098		(34,623,179)		(17,138,172)		15,172,061		(32,338,192)
Equity participation in subsidiaries		(40,457,582)		—		—		40,457,582		—
Capitalization of Master Trust operations and others		—		—		6,764,704		(6,764,704)		—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(41,806,718)		370,303,697		(12,177,703)		40,468,380		357,422,933
Hydrocarbon extraction duties and other		43,214		302,297,180		983,524		10,797		303,334,715
Special tax on production and services (IEPS Tax)		—		98,959,610		—		—		98,959,610

		43,214		401,256,790		983,524		10,797		402,294,325
Cumulative effect of adoption of new accounting standards		—		2,117,261		—		—		2,117,261

Net (loss) income for the year	(Ps.	41,849,932)	(Ps.	28,835,832)	(Ps.	12,525,950)	Ps.	40,457,583	(Ps.	42,754,131)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2003

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net loss under Mexican GAAP (as restated)	(Ps.	41,849,932)	(Ps.	28,835,832)	(Ps.	12,525,950)	Ps.	40,457,583	(Ps.	42,754,131)

U.S. GAAP adjustments:
Exploration and drilling costs		—		(20,284,641)		—		—		(20,284,641)
Pensions and seniority premiums		(10,206)		456,452		138,673		—		584,919
Post-retirement benefits		(1,206,075)		(7,039,412)		(846,933)		—		(9,092,420)
Accrued vacation		(3,721)		(20,702)		(2,797)		—		(27,220)
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—		(187,133)		—		—		(187,133)
Capitalization of interest, net		—		1,767,988		41,319		—		1,809,307
Impairment, net		—		(730,735)		(2,024,888)		—		(2,755,623)
Depreciation convention		13,515		666,864		21,597		—		701,976
Derivative financial instruments		(791,601)		1,683,054		973,946		51,020		1,916,419
Sale of shares of Repsol		(585,237)		—		—		—		(585,237)
Profit in inventory		—		(109,315)		—		—		(109,315)
Available-for-sale investment securities		—		—		—		—		—
Effect of inflation accounting on U.S. GAAP adjustment		977,428		47,831		6,463				1,031,722

Total U.S. GAAP adjustments, net		(1,605,897)		(23,749,749)		(1,692,620)		51,020		(26,997,246)

Net (loss) income under U.S. GAAP	(Ps.	43,455,829)	(Ps.	52,585,581)	(Ps.	14,218,570)	Ps.	40,508,603	(Ps.	69,751,377)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2002

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)						(As restated)
Net sales	Ps.	19,509,512	Ps.	707,563,098	Ps.	243,897,165	(Ps.	429,395,954)	Ps.	541,573,821
Other revenues (expenses), net		1,760,544		41,471		4,266,101		(6,162,181)		(94,065)

Total revenues		21,270,056		707,604,569		248,163,266		(435,558,135)		541,479,756

Costs and operating expenses:
Cost of sales		—		340,954,015		247,178,016		(410,618,312)		177,513,719
Transportation and distribution expenses		—		16,130,564		977,831		(277,017)		16,831,378
Administrative expenses		18,943,481		32,292,547		5,061,813		(20,139,675)		36,158,166

Total costs and operating expenses		18,943,481		389,377,126		253,217,660		(431,035,004)		230,503,263
Comprehensive financing (cost) income		(2,033,035)		(7,511,361)		989,118		1,992,290		(6,562,988)
Equity participation in subsidiaries		(26,143,170)		—		—		26,143,170		—
Capitalization of Master Trust operations and others		—		—		(2,530,841)		2,530,841		—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(25,849,630)		310,716,082		(6,596,117)		26,143,170		304,413,505

Hydrocarbon extraction duties and other		—		200,596,547		873,910		—		201,470,457
Special tax on production and services (IEPS Tax)		—		128,792,678		—		—		128,792,678

		—		329,389,225		873,910		—		330,263,135
Cumulative effect of adoption of new accounting standards		—		—		—		—		—

Net (loss) income for the year	(Ps.	25,849,630)	(Ps.	18,673,143)	(Ps.	7,470,027)	Ps.	26,143,170	(Ps.	25,849,630)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2002

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net loss under Mexican GAAP (as restated)	(Ps.	25,849,630)	(Ps.	18,673,143)	(Ps.	7,470,027)	Ps.	26,143,170	(Ps.	25,849,630)

U.S. GAAP adjustments:
Exploration and drilling costs		—		3,397,002		—		—		3,397,002
Pensions and seniority premiums		(49,407)		(1,209,726)		(264,854)		—		(1,523,987)
Post-retirement benefits		(1,147,439)		(6,401,748)		(797,658)		—		(8,346,845)
Accrued vacation		(5,040)		(27,882)		(3,851)		—		(36,773)
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—		(297,331)		—		—		(297,331)
Capitalization of interest, net		—		1,607,179		21,291		—		1,628,470
Impairment, net		—		(1,425,515)		3,595,721		—		2,170,206
Depreciation convention		(13,248)		(530,217)		(20,566)		—		(564,031)
Derivative financial instruments		1,685,042		(4,880,510)		(4,477)		—		(3,199,945)
Sale of shares of Repsol		(703,399)		—		—		—		(703,399)
Profit in inventory		—		(1,053,751)		—		—		(1,053,751)
Effect of inflation accounting on U.S. GAAP adjustment		16,706		818		110		—		17,634

Total U.S. GAAP adjustments, net		(216,785)		(10,821,681)		2,525,716		—		(8,512,750)

Net (loss) income under U.S. GAAP	(Ps.	26,066,415)	(Ps.	29,494,824)	(Ps.	4,944,311)	Ps.	26,143,170	(Ps.	34,362,380)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2004

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)		(As restated)		(As restated)		(As restated)
Funds provided by (used in) operating activities	Ps.	34,884,631	Ps.	60,573,697	(Ps.	89,428,699)		—	Ps.	6,029,629

Financing activities:
Sale of future accounts receivable		—		(5,921,431)		—		—		(5,921,431)
Long-term debt		(50,265,357)		(2,445,075)		112,018,367		—		59,307,935
Net (loss) income passed to Petróleos Mexicanos		—		—		—		—		—
Inter-company charges and deductions		32,452,809		(8,341,482)		(8,450)		(24,102,877)		—
Notes payable to contractors		—		—		—		—		—
Other changes		(10,387,839)		30,709,168		1,928,362		—		22,249,691

Funds provided by (used in) financing activities		(28,200,387)		14,001,180		113,938,279		(24,102,877)		75,636,195

Investing activities:
Increase in fixed assets, net		(236,894)		(73,511,357)		(188,485)		—		(73,936,736)
Inter-company charges and deductions		8,349,932		—		(32,452,809)		24,102,877		—
Investments in subsidiaries		—		—		—		—		—

Funds (used in) provided by investing activities		8,113,038		(73,511,357)		(32,641,294)		24,102,877		(73,936,736)

Increase (decrease) in cash and cash equivalents		14,797,282		1,063,520		(8,131,714)		—		7,729,088
Cash and cash equivalents at beginning of the year		29,060,122		1,034,659		47,048,362		—		77,143,143

Cash and cash equivalents at the end of the year	Ps.	43,857,404	Ps.	2,098,179	Ps.	38,916,648	Ps.	—	Ps.	84,872,231

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2003

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)		(As restated)		(As restated)		(As restated)
Funds provided by (used in) operating activities	Ps.	22,131,817	Ps.	81,037,847	(Ps.	85,127,902)	Ps.	—	Ps.	18,041,762

Financing activities:
Sale of future accounts receivable		—		(4,953,601)		—		—		(4,953,601)
Long-term debt		(8,001,215)		(15,908,290)		124,769,759		—		100,860,254
Net (loss) income passed to Petróleos Mexicanos		—		—		—		—		—
Inter-company charges and deductions		14,133,444		13,337,361		6,525		(27,477,330)		—
Notes payable to contractors		—		—		—		—		—
Other changes		(10,500,161)		—		—		—		(10,500,161)

Funds provided by (used in) financing activities		(4,367,932)		(7,524,530)		124,776,284		(27,477,330)		85,406,492

Investing activities:
Increase in fixed assets, net		265,670		(73,403,693)		(1,156,386)		—		(74,294,409)
Inter-company charges and deductions		(13,344,186)		—		(14,133,144)		27,477,330		—
Investments in subsidiaries		—		—		—		—		—

Funds (used in) provided by investing activities		(13,078,516)		(73,403,693)		(15,289,530)		27,477,330		(74,294,409)

Increase in cash and cash equivalents		4,685,369		109,624		24,358,852		—		29,153,845
Cash and cash equivalents at beginning of the year		24,374,753		925,035		22,689,510		—		47,989,298

Cash and cash equivalents at the end of the year	Ps.	29,060,122	Ps.	1,034,659	Ps.	47,048,362	Ps.	—	Ps.	77,143,143

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2002

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)		(As restated)		(As restated)		(As restated)
Funds provided by (used in) operating activities	Ps.	28,852,302	Ps.	84,259,212	(Ps.	67,334,532)	Ps.	—	Ps.	45,776,982

Financing activities:
Sale of future accounts receivable		—		(4,149,808)		—		—		(4,149,808)
Long-term debt		(2,170,464)		14,602,113		80,850,460		—		93,282,109
Net income (loss) passed to Petróleos Mexicanos		—		—		—		—		—
Inter-company charges and deductions		6,329,773		12,586,609		(121,576)		(18,794,806)		—
Notes payable to contractors		—		—		—		—		—
Other changes		(2,397,302)		—		—		—		(2,397,302)

Funds provided by (used in) financing activities		1,762,007		23,038,914		80,728,884		(18,794,806)		86,734,999

Investing activities:
Increase in fixed assets, net		(159,038)		(107,208,340)		6,148,617		—		(101,218,761)
Inter-company charges and deductions		(12,465,033)		—		(6,329,773)		18,794,806		—
Investments in subsidiaries		—		—		—		—		—

Funds (used in) provided by investing activities		(12,624,071)		(107,208,340)		(181,156)		18,794,806		(101,218,761)

Increase in cash and cash equivalents		17,990,238		89,786		13,213,196		—		31,293,220
Cash and cash equivalents at beginning of the year		6,384,514		835,249		9,476,315		—		16,696,078

Cash and cash equivalents at the end of the year	Ps.	24,374,752	Ps.	925,035	Ps.	22,689,511	Ps.	—	Ps.	47,989,298

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

21. PIDIREGAS liabilities and the Pemex Project Funding Master Trust (“Master Trust”)

The Master Trust, a consolidated entity which is a Delaware statutory trust, was organized under the laws of Delaware on November 10, 1998. On December 31, 1998, PEMEX transferred all assets and liabilities related to PIDIREGAS for an amount equaling Ps. 12,104,010 (in nominal terms) to the Master Trust. The main objective of the Master Trust is to administer financial resources related to PIDIREGAS, such financial resources being designated by PEMEX for that purpose, by assuming payment obligations under contracts relating to PIDIREGAS and acting as the borrower under financing arrangements for PIDIREGAS.

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

The following consolidating information presents restated condensed consolidating balance sheets at December 31, 2004 and 2003 and condensed consolidating statements of operations and the restated changes in financial position for the years ended December 31, 2004, 2003 and 2002 of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (excluding the Master Trust). These financial statements are prepared in conformity with Mexican GAAP, including the recognition of inflation in accordance with Bulletin B-10, except that in the following condensed financial information, the Master Trust and the Subsidiary Entities are accounted for as investments under the equity method by Petróleos Mexicanos rather than being consolidated. Pemex-Petrochemicals and the Subsidiary Guarantors are 100%-owned subsidiaries of Petróleos Mexicanos. Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ guaranty of the Master Trust’s payment obligations are full and unconditional and joint and several.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 19. The following also presents the reconciliation of equity to U.S. GAAP as of December 31, 2004 and 2003 and the reconciliation of income to U.S. GAAP for the three years ended December 31, 2004 for each of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. The following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

As of December 31, 2004, Petróleos Mexicanos, the Master Trust and Fideicomiso F/163 are the only entities of PEMEX authorized to contract debt for PIDIREGAS with debt outstanding as of that date, and thus all guaranteed PIDIREGAS debt is held by these entities.

Restatement

Subsequent to the filing of the Form 20-F on June 30, 2005, Petróleos Mexicanos identified and corrected certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating balance sheets at December 31, 2004 and 2003 and condensed consolidating results of operations and changes in financial position for the years ended December 31, 2004, 2003 and 2002 in this Note 21. None of these corrections had an impact on the consolidated balance sheets at December 31, 2004 and 2003 and condensed results of operations and changes in financial position for the years ended December 31, 2004, 2003 and 2002. The corrections are described in greater detail below:

(a) Corrections to Condensed Consolidating Balance Sheets

Separate financial statements for each of Petróleos Mexicanos, the Subsidiary Guarantors and certain of the Non-Guarantor Subsidiaries are prepared in Spanish in accordance with Governmental Accounting Standards, as described in Note 20. The Mexican Governmental Accounting Standards differ in certain respects from Mexican GAAP and in order to prepare the consolidated financial statements of PEMEX in accordance with Mexican GAAP, certain adjustments are made to these statements. PEMEX has identified the following items which have been corrected in the restated condensed balance sheets and affected various columns as described below:

(i.) Misclassifications of inter-company balances within the condensed balance sheets. Previously, various inter-company balances were inconsistently classified within the condensed balance sheet captions and among several of the columns. These balances have now been appropriately classified between current and non-current and consistently allocated among the columns.

(ii.) Improper inclusion of certain adjustments to convert from Governmental Accounting Standards to Mexican GAAP, which were previously presented in the eliminations column. In the restated consolidating balance sheets, the columns appropriately represent the cumulative Mexican GAAP adjustments as they relate to the individual entities and the eliminations column has been adjusted accordingly.

(b) Corrections to Condensed Consolidating Results of Operations

The condensed consolidating results of operations, specifically, the information presented under the column captioned “Petróleos Mexicanos” and the column captioned “Eliminations”, were restated to properly reflect the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

recognition of the net results of operations of the Subsidiary Guarantors and the Non-Guarantor Subsidiaries pursuant to the equity method of accounting. In certain circumstances, Petróleos Mexicanos had previously presented the net results of operations reported by the Subsidiary Entities based on preliminary financial information. In the restated results of operations, the line item captioned “Equity participation in subsidiaries” within the Petróleos Mexicanos column has been revised to reflect the final financial information of all the Subsidiary Entities on a Mexican GAAP basis, with the corresponding offsets included in the line item captioned “Other (expense) revenue, net” within the Petróleos Mexicanos column and the column captioned “Eliminations” where they were initially reported.

(c) Corrections to Condensed Consolidating Statements of Changes in Financial Position

As a result of the corrections to the condensed consolidating balance sheets and results of operations described above, the statements of changes in financial position of Petróleos Mexicanos, the Subsidiary Guarantors, the Master Trust and the Non-Guarantor Subsidiaries, as well as the eliminations columns, were restated to reflect the impact of the corrected amounts.

In addition, PEMEX discovered certain errors had been made due to the misclassification of certain items among the categories of operating, financing and investing activities. Specifically, the column detailing the changes in financial position of Petróleos Mexicanos was restated to include equity in earnings of consolidated and unconsolidated subsidiaries in operating activities rather than financing activities and the column detailing the changes in financial position of the Subsidiary Guarantors was restated to include amounts related to specific oil-field exploration and depletion activities in operating activities rather than investing activities

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2004

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)		(As restated)		(As restated)		(As restated)		(As restated)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	43,857,404	Ps.	22,955,739	Ps.	2,098,179	Ps.	15,960,909		Ps. —	Ps.	84,872,231
Accounts, notes receivable and other, net		77,631,254		55,756,264		51,192,582		8,900,213		(70,500,685)		122,979,628
Accounts receivables-intercompany		21,332,625		39,370,396		348,637,532		77,861,863		(487,202,416)		—
Inventories, net		324,828		—		30,508,546		4,930,354		—		35,763,728

Total current assets		143,146,111		118,082,399		432,436,839		107,653,339		(557,703,101)		243,615, 587
Long-term receivables - intercompany		69,677,470		296,904,884		1,825,516		47,443,336		(415,851,206)		—
Investments in subsidiaries		257,753,140		—		2,472,396		23,110,634		(257,753,139)		25,583,031
Properties and equipment, net		8,348,906		—		569,382,388		16,837,631		—		594,568,925
Intangible asset derived from the actuarial computation of labor obligations		11,647,168		—		58,347,177		6,444,485		—		76,438,830
Other assets		1,888,289		741,201		41,474,202		6,531,967		(43,314,695)		7,320,964

Total assets	Ps.	492,461,084	Ps.	415,728,484	Ps.	1,105,938,518	Ps.	208,021,392	(Ps.	1,274,622,141)	Ps.	947,527,337

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	16,867,578	Ps.	27,537,842	Ps.	—	Ps.	2,659,668	Ps.	—	Ps.	47,065,088
Accounts payable—intercompany		288,866,655		432,832		152,187,987		45,714,943		(487,202,417)		—
Other current liabilities		24,367,785		95,495,722		66,054,808		9,357,666		(101,858,565)		93,417,416

Total current liabilities		330,102,018		123,466,396		218,242,795		57,732,277		(589,060,982)		140,482,504
Long-term debt		26,362,578		292,262,088		11,285,080		75,924,662		—		405,834,408
Long-term payables—intercompany		57,323,541		—		350,957,204		7,570,460		(415,851,205)		—
Sale of future accounts receivable		—		—		48,592,503		—		(11,956,814)		36,635,689
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		45,330,029		—		251,204,258		34,697,531		—		331,231,818

Total liabilities		459,118,166		415,728,484		880,281,840		175,924,930		(1,016,869,001)		914,184,419

EQUITY		33,342,918		—		225,656,678		32,096,462		(257,753,140)		33,342,918

Total liabilities and equity	Ps.	492,461,084	Ps.	415,728,484	Ps.	1,105,938,518	Ps.	208,021,392	(Ps.	1,274,622,141)	Ps.	947,527,337

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

For the year ended December 31, 2004

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated

Equity under Mexican GAAP (as restated)	Ps.	33,342,918	Ps.	—	Ps.	225,656,678	Ps.	32,096,462	(Ps.	257,753,140)	Ps.	33,342,918

U.S. GAAP adjustments:
Exploration and drilling costs		—				15,182,401		—		—		15,182,401
Pensions and seniority premiums:
Pensions and seniority premiums		(848,295)				(7,873,063)		(983,991)		—		(9,705,349)
Additional Pension liability		550,909				2,418,282		1,410,879		—		4,380,070
Post-retirement benefits		(5,879,475)				(31,811,795)		(4,106,428)		—		(41,797,698)
Accrued vacation		(73,733)		—		(406,044)		(53,837)		—		(533,614)

Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—				610,431		—		—		610,431
Capitalization of interests, net		—				(11,287,810)		(378,475)		—		(11,666,285)
Impairment, net		—		—		(26,096,625)		(9,878,013)		—		(35,974,638)
Depreciation convention		(40,544)		—		(2,000,590)		(64,792)		—		(2,105,926)
Derivative financial instruments		935,533		3,777,959		6,440,526		(693,217)		148,822		10,609,623
Profit in inventory		—				(810,144)		—		—		(810,144)
Advance payment of minimum guaranteed dividends		(10,387,839)		—		—		—		—		(10,387,839)

Total U.S. GAAP adjustments, net		(15,743,444)		3,777,959		(55,634,431)		(14,747,874)		148,822		(82,198,968)

Equity (deficit) under U.S. GAAP	Ps.	17,599,474	Ps.	3,777,959	Ps.	170,022,247	Ps.	17,348,588	(Ps.	257,604,318)	(Ps.	48,856,050)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2003

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)		(As restated)		(As restated)		(As restated)		(As restated)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	29,060,122	Ps.	25,590,855	Ps.	1,034,659	Ps.	21,457,507	Ps.	—	Ps.	77,143,143
Accounts, notes receivable and other, net		53,156,624		42,040,541		42,133,573		12,696,715		(76,170,014)		73,857,439
Accounts receivable-intercompany		16,792,686		32,066,087		174,200,480		32,526,313		(255,585,566)		—
Inventories, net		367,531		—		25,356,279		3,180,154		—		28,903,964

Total current assets		99,376,963		99,697,483		242,724,991		69,860,689		(331,755,580)		179,904,546
Long-term receivables - intercompany		79,334,568		271,756,562		—		—		(351,091,130)		—
Investments in subsidiaries		217,280,688		—		2,064,953		8,947,284		(217,280,670)		11,012,255
Properties and equipment, net		8,872,717		—		538,188,815		20,147,660		—		567,209,192
Intangible asset derived from the actuarial computation of labor obligations		21,427,698		—		94,914,827		9,159,799		—		125,502,324
Other assets		193,653		—		47,026,568		6,177,356		(47,667,339)		5,730,238

Total assets	Ps.	426,486,287	Ps.	371,454,045	Ps.	924,920,154	Ps.	114,292,788	(Ps.	947,794,719)	Ps.	889,358,555

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	25,478,148	Ps.	34,626,489	Ps.	—	Ps.	383,729	Ps.	—	Ps.	60,488,366
Accounts payable—intercompany		188,017,865		491,132		38,402,234		28,674,335		(255,585,566)		—
Other current liabilities		27,261,138		101,515,509		57,418,904		11,319,688		(113,980,788)		83,534,451

Total current liabilities		240,757,151		136,633,130		95,821,138		40,377,752		(369,566,354)		144,022,817
Long-term debt		68,017,363		234,820,915		13,821,638		16,534,763		—		333,194,679
Long-term payables—intercompany		26,325,197		—		320,556,693		4,209,239		(351,091,129)		—
Sale of future accounts receivable		—		—		52,413,689		—		(9,856,569)		42,557,120
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		43,145,221		—		248,103,328		30,094,035		—		321,342,584

Total liabilities		378,244,932		371,454,045		730,716,486		91,215,789		(730,514,052)		841,117,200

EQUITY		48,241,355		—		194,203,668		23,076,999		(217,280,667)		48,241,355

Total liabilities and equity	Ps.	426,486,287	Ps.	371,454,045	Ps.	924,920,154	Ps.	114,292,788	(Ps.	947,794,719)	Ps.	889,358,555

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

For the year ended December 31, 2003

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican GAAP (as restated)	Ps.	48,241,355	Ps.	—	Ps.	194,203,668	Ps.	23,076,999	(Ps.	217,280,667)	Ps.	48,241,355

U.S. GAAP adjustments:
Exploration and drilling costs		—				16,601,860		—		—		16,601,860
Pensions and seniority premiums		(860,191)				(8,438,183)		(1,155,113)		—		(10,453,487)
Post-retirement benefits		(5,569,267)				(29,735,138)		(3,834,899)		—		(39,139,304)
Accrued vacation		(94,977)		—		(528,410)		(71,396)		—		(694,783)

Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—				(484,465)		—		—		(484,465)
Capitalization of interests, net		—				(13,197,362)		(418,789)		—		(13,616,151)
Impairment, net		—		—		(33,065,398)		(12,066,872)		—		(45,132,270)
Depreciation convention		(54,058)		—		(2,667,455)		(86,389)		—		(2,807,902)

Derivative financial instruments		(1,541,333)		5,752,803		7,499,178		904,244		51,020		12,665,912
Sales of shares of Repsol		(676,294)				—		—		—		(676,294)
Profit in inventory		—				(1,849,499)		—		—		(1,849,499)
Available-for-sale investment securities		1,322,587				—		—		—		1,322,587
Advance payment of minimum guaranteed dividends		(10,703,189)		—		—		—				(10,703,189)

Total U.S. GAAP adjustments, net		(18,176,722)		5,752,803		(65,864,872)		(16,729,214)		51,020		(94,966,985)

Equity (deficit) under U.S. GAAP	Ps.	30,064,633	Ps.	5,752,803	Ps.	128,338,796	Ps.	6,347,785	(Ps.	217,229,647)	(Ps.	46,725,630)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2004

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)								(As restated)
Net sales	Ps.	18,409,161	Ps.	—	Ps.	1,087,394,680	Ps.	423,425,735	(Ps.	755,642,451)	Ps.	773,587,125
Other (expenses) revenues, net		420,123		—		2,358,537		9,697,576		(1,321,859)		11,154,377

Total revenues		18,829,284		—		1,089,753,217		433,123,311		(756,964,310)		784,741,502

Costs and operating expenses:
Cost of sales		177,102		—		575,510,361		424,583,066		(736,165,042)		264,105,487
Transportation and distribution expenses		—		—		17,265,698		491,950		(183,340)		17,574,308
Administrative expenses		21,878,904		7,743		29,020,299		4,593,330		(18,794,242)		36,706,034

Total costs and operating expenses		22,056,006		7,743		621,796,358		429,668,346		(755,142,624)		318,385,829
Comprehensive financing cost (income)		(8,924,544)		5,277,146		12,729,787		8,232,041		(10,266,277)		7,048,153
Equity participation in subsidiaries		(30,103,097)		—		—		—		30,103,097		—
Capitalization of Master Trust operations and others		—		5,284,889		—		3,145,354		(8,430,243)		—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(24,405,275)		—		455,227,072		(1,631,722)		30,117,445		459,307,520
Hydrocarbon extraction duties and other		—		—		418,045,215		1,569,599		14,348		419,629,162
Special tax on production and services (IEPS Tax)		—		—		54,704,848		—		—		54,704,848

						472,750,063		1,569,599		14,348		474,334,010
Cumulative effect of adoption of new accounting standards		(1,090,580)		—		(6,555,130)		(2,823,410)		—		(10,469,120)

Net (loss) income for the year	(Ps.	25,495,855)	Ps.	—	(Ps.	24,078,121)	(Ps.	6,024,731)	Ps.	30,103,097	(Ps.	25,495,610)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2004

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net loss under Mexican GAAP (as restated)	(Ps.	25,495,855)	Ps.	—	(Ps.	24,078,121)	(Ps.	6,024,731)	Ps.	30,103,097	(Ps.	25,495,610)

U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,419,459)		—		—		(1,419,459)
Pensions and seniority premiums		11,887		—		565,121		171,130		—		748,138
Post-retirement benefits		(310,205)		—		(2,076,643)		(271,546)		—		(2,658,394)
Accrued vacation		17,532		—		96,550		12,802		—		126,884
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—		—		1,094,896		—		—		1,094,896
Capitalization of interests, net		—		—		1,909,551		40,315		—		1,949,866
Impairment, net		—		—		6,968,773		2,188,859		—		9,157,632
Depreciation convention		13,515		—		666,864		21,597		—		701,976
Derivative financial instruments		2,476,866		3,711,939		799,104		(1,567,826)		97,802		5,517,885
Sales of shares of Repsol		676,294		—		—		—		—		676,294
Profit in inventory		—		—		1,039,355		—		—		1,039,355
Available-for-sale securities (Repsol)		(5,029,143)		—		—		—		—		(5,029,143)
Effect of inflation accounting on U.S. GAAP adjustment		554,138		—		21,508		2,852		—		578,498

Total U.S. GAAP adjustments, net		(1,589,116)		3,711,939		9,665,620		598,183		97,802		12,484,428

Net (loss) income under U.S. GAAP	(Ps.	27,084,971)	Ps.	3,711,939	(Ps.	14,412,501)	(Ps.	5,426,548)	Ps.	30,200,899	(Ps.	13,011,182)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2003

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
	(As restated)								(As restated)
Net sales	Ps.	19,035,581	Ps.	—	Ps.	922,743,256	Ps.	319,231,121	(Ps.	603,116,553)	Ps.	657,893,405
Other (expenses) revenues, net		(3,572,239)		—		5,821,871		9,426,261		(8,561,182)		3,114,711

Total revenues		15,463,342		—		928,565,127		328,657,382		(611,677,735)		661,008,116

Costs and operating expenses:
Cost of sales		—		—		477,292,036		324,872,038		(584,294,934)		217,869,140
Transportation and distribution expenses		—		—		16,442,914		345,751		(432,579)		16,356,086
Administrative expenses		21,063,576		47,541		29,903,301		4,561,010		(18,553,663)		37,021,765

Total costs and operating expenses		21,063,576		47,541		523,638,251		329,778,799		(603,281,176)		271,246,991
Comprehensive financing cost (income)		(4,251,098)		6,717,163		34,623,179		10,421,009		(15,172,061)		32,338,192
Equity participation in subsidiaries		(40,457,582)		—		—		—		40,457,582		—
Capitalization of Master Trust operations and others		—		6,764,704		—		—		(6,764,704)		—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(41,806,718)		—		370,303,697		(11,542,426)		40,468,380		357,422,933
Hydrocarbon extraction duties and other		43,214		—		302,297,180		983,524		10,797		303,334,715
Special tax on production and services (IEPS Tax)		—		—		98,959,610		—		—		98,959,610

		43,214		—		401,256,790		983,524		10,797		402,294,325
Cumulative effect of adoption of new accounting standards		—		—		2,117,261		—		—		2,117,261

Net (loss) income for the year	(Ps.	41,849,932)	Ps.	—	(Ps.	28,835,832)	(Ps.	12,525,950)	Ps.	40,457,583	(Ps.	42,754,131)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2003

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net loss under Mexican GAAP (as restated)	(Ps.	41,849,932)	Ps.	—	(Ps.	28,835,832)	(Ps.	12,525,950)	Ps.	40,457,583	(Ps.	42,754,131)

U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(20,284,641)		—		—		(20,284,641)
Pensions and seniority premiums		(10,206)		—		456,452		138,673		—		584,919
Post-retirement benefits		(1,206,075)		—		(7,039,412)		(846,933)		—		(9,092,420)
Accrued vacation		(3,721)		—		(20,702)		(2,797)		—		(27,220)
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—		—		(187,133)		—		—		(187,133)
Capitalization of interests, net		—		—		1,767,988		41,319		—		1,809,307
Impairment, net		—		—		(730,735)		(2,024,888)		—		(2,755,623)
Depreciation convention		13,515				666,864		21,597		—		701,976
Derivative financial instruments		(791,601)		68,787		1,683,054		905,159		51,020		1,916,419
Sales of shares of Repsol		(585,237)		—		—		—		—		(585,237)
Profit in inventory		—		—		(109,315)		—		—		(109,315)
Available-for-sale investment securities		—		—		—		—		—		—
Effect of inflation accounting on U.S. GAAP adjustment		977,428		—		47,831		6,463				1,031,722

Total U.S. GAAP adjustments, net		(1,605,897)		68,787		(23,749,749)		(1,761,407)		51,020		(26,997,246)

Net (loss) income under U.S. GAAP	(Ps.	43,455,829)	Ps.	68,787	(Ps.	52,585,581)	(Ps.	14,287,357)	Ps.	40,508,603	(Ps.	69,751,377)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2002

	Petróleos Mexicanos	Master Trust	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
	(As restated)				(As restated)
Net sales	Ps. 19,509,512	Ps. —	Ps. 707,563,098	Ps. 243,897,165	(Ps. 429,395,954)	Ps. 541,573,821
Other revenues (expenses), net	1,760,544	—	41,471	4,266,101	(6,162,181)	(94,065)

Total revenues	21,270,056	—	707,604,569	248,163,266	(435,558,135)	541,479,756

Costs and operating expenses:
Cost of sales	—		340,954,015	247,178,016	(410,618,312)	177,513,719
Transportation and distribution expenses	—		16,130,564	977,831	(277,017)	16,831,378
Administrative expenses	18,943,481	37,591	32,292,547	5,024,222	(20,139,675)	36,158,166

Total costs and operating expenses	18,943,481	37,591	389,377,126	253,180,069	(431,035,004)	230,503,263
Comprehensive financing cost (income)	2,033,035	(6,222,702)	7,511,361	5,233,584	(1,992,290)	6,562,988
Equity participation in subsidiaries	(26,143,170)	—	—	—	26,143,170	—
Capitalization of Master Trust operations and others	—	(2,530,841)	—	—	2,530,841	—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards	(25,849,630)	3,654,270	310,716,082	(10,250,387)	26,143,170	304,413,505
Hydrocarbon extraction duties and other	—	—	200,596,547	873,910	—	201,470,457
Special tax on production and services (IEPS Tax)	—	—	128,792,678	—	—	128,792,678

	—	—	329,389,225	873,910	—	330,263,135

Net (loss) income for the year	(Ps. 25,849,630)	Ps. 3,654,270	(Ps. 18,673,143)	(Ps. 11,124,297)	Ps. 26,143,170	(Ps. 25,849,630)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2002

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net loss under Mexican GAAP (as restated)	(Ps.	25,849,630)	Ps.	3,654,270	(Ps.	18,673,143)	(Ps.	11,124,297)	Ps.	26,143,170	(Ps.	25,849,630)

U.S. GAAP adjustments:
Exploration and drilling costs		—		—		3,397,002		—		—		3,397,002
Pensions and seniority premiums		(49,407)		—		(1,209,726)		(264,854)		—		(1,523,987)
Post-retirement benefits		(1,147,439)		—		(6,401,748)		(797,658)		—		(8,346,845)
Accrued vacation		(5,040)		—		(27,882)		(3,851)		—		(36,773)
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—		—		(297,331)		—		—		(297,331)
Capitalization of interests, net		—		—		1,607,179		21,291		—		1,628,470
Impairment, net		—		—		(1,425,515)		3,595,721		—		2,170,206
Depreciation convention		(13,248)		—		(530,217)		(20,566)		—		(564,031)
Derivative financial instruments		1,685,042		(2,769)		(4,880,510)		(1,708)		—		(3,199,945)
Sales of shares of Repsol		(703,399)		—		—		—		—		(703,399)
Profit in inventory		—		—		(1,053,751)		—		—		(1,053,751)
Available-for-sale investment securities		—		—		—		—		—		—
Effect of inflation accounting on U.S. GAAP adjustment		16,706		—		818		110		—		17,634

Total U.S. GAAP adjustments, net		(216,785)		(2,769)		(10,821,681)		2,528,485		—		(8,512,750)

Net (loss) income under U.S. GAAP	(Ps.	26,066,415)	Ps.	3,651,501	(Ps.	29,494,824)	(Ps.	8,595,812)	Ps.	26,143,170	(Ps.	34,362,380)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2004

	Petróleos Mexicanos	Master Trust	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
Funds provided by (used in) operating activities	Ps. 34,884,631	(Ps. 20,538,404)	Ps. 60,573,697	(Ps. 68,890,295)	Ps. —	Ps. 6,029,629
Financing activities:
Sale of future accounts receivable	—	—	(5,921,431)	—	—	(5,921,431)
Long-term debt	(50,265,357)	50,356,097	(2,445,075)	61,662,270	—	59,307,935
Net income passed to Petróleos Mexicanos
Inter-company charges and deductions	32,452,809	—	(8,341,482)	(8,450)	(24,102,877)	—
Notes payable to contractors	—	—	—	—	—	—
Other changes in equity and retained earnings	(10,387,839)	—	30,709,168	1,928,362	—	22,249,691

Funds provided by (used in) financing activities	(28,200,387)	50,356,097	14,001,180	63,582,182	(24,102,877)	75,636, 195
Investing activities:
Increase in fixed assets, net	(236,894)	—	(73,511,357)	(188,485)	—	(73,936,736)
Inter-company charges and deductions	8,349,932	(32,452,809)	—	—	24,102,877	—
Investments in subsidiaries	—	—	—	—	—

Funds (used in) provided by investing activities	8,113,038	(32,452,809)	(73,511,357)	(188,485)	24,102,877	(73,936,736)

Increase in cash and cash equivalents	14,797,282	(2,635,116)	1,063,520	(5,496,598)	—	7,729,088
Cash and cash equivalents at beginning of the year	29,060,122	25,590,855	1,034,659	21,457,507	—	77,143,143

Cash and cash equivalents at the end of the year	Ps. 43,857,404	Ps. 22,955,739	Ps. 2,098,179	Ps. 15,960,909	Ps. —	Ps. 84,872,231

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2003

	Petróleos Mexicanos	Master Trust	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
Funds provided by (used in) operating activities	Ps. 22,131,817	(Ps. 85,347,926)	Ps. 81,037,847	Ps. 220,024	Ps. —	Ps. 18,041,762
Financing activities:
Sale of future accounts receivable	—	—	(4,953,601)	—	—	(4,953,601)
Long-term debt	(8,001,215)	107,961,232	(15,908,290)	16,808,527	—	100,860,254
Net income passed to Petróleos Mexicanos
Inter-company charges and deductions	14,133,444	—	13,337,361	6,525	(27,477,330)	—
Notes payable to contractors	—	—	—	—	—	—
Other changes in equity and retained earnings	(10,500,161)	—	—	—	—	(10,500,161)

Funds provided by (used in) financing activities	(4,367,932)	107,961,232	(7,524,530)	16,815,052	(27,477,330)	85,406,492
Investing activities:
Increase in fixed assets, net	265,670	—	(73,403,693)	(1,156,386)	—	(74,294,409)
Inter-company charges and deductions	(13,344,186)	(14,133,144)	—	—	27,477,330	—
Investments in subsidiaries	—	—	—	—	—

Funds (used in) provided by investing activities	(13,078,516)	(14,133,144)	73,403,693)	(1,156,386)	27,477,330	(74,2 94,409)

Increase in cash and cash equivalents	4,685,369	8,480,162	109,624	15,878,690	—	29,153,845
Cash and cash equivalents at beginning of the year	24,374,753	17,110,693	925,035	5,578,817	—	47,989,298

Cash and cash equivalents at the end of the year	Ps. 29,060,122	Ps. 25,590,855	Ps. 1,034,659	Ps. 21,457,507	Ps. —	Ps. 77,143,143

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2002

	Petróleos Mexicanos	Master Trust	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
Funds (used in) provided by operating activities	Ps. 28,852,302	(Ps. 63,523,679)	Ps. 84,259,212	(Ps. 3,810,853)	Ps. —	Ps. 45,776,982
Financing activities:
Sale of future accounts receivable	—	—	(4,149,808)	—	—	(4,149,808)
Long-term debt	(2,170,464)	80,850,460	14,602,113	—	—	93,282,109
Net (loss) income passed to Petróleos Mexicanos
Inter-company charges and deductions	6,329,773	—	12,586,609	(121,576)	(18,794,806)	—
Notes payable to contractors	—	—	—	—	—	—
Other changes in equity and retained earnings	(2,397,302)	—	—	—	—	(2,397,302)

Funds provided by (used in) financing activities	1,762,007	80,850,460	23,038,914	(121,576)	(18,794,806)	86,734,999
Investing activities:
Increase in fixed assets, net	(159,038)	—	(107,208,340)	6,148,617	—	(101,218,761)
Inter-company charges and deductions	(12,465,033)	(6,329,773)	—	—	18,794,806	—
Investments in subsidiaries	—	—	—	—	—	—

Funds (used in) provided by investing activities	(12,624,071)	(6,329,773)	(107,208,340)	6,148,617	18,794,806	(101,218,761)

Increase in cash and cash equivalents	17,990,238	10,997,008	89,786	2,216,188	—	31,293,220
Cash and cash equivalents at beginning of the year	6,384,514	6,113,687	835,249	3,362,628	—	16,696,078

Cash and cash equivalents at the end of the year	Ps. 24,374,752	Ps. 17,110,695	Ps. 925,035	Ps. 5,578,816	Ps. —	Ps. 47,989,298

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

Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves, excluding 1.39 billion barrels of oil equivalent of proved reserves scheduled to be produced after the year 2029.

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

Revised Standardized measure of discounted net cash flows (unaudited)

	As of December 31,
	2004		2003		2002
Future cash inflows	U.S.$	493,971,000	U.S.$	419,343,000	U.S.$	426,218,000
Future production costs		(70,922,000)		(60,515,000)		(56,788,000)
Future development costs		(29,314,000)		(29,834,000)		(20,159,000)
Future production and income tax expenses		(311,919,000)		(261,370,000)		(272,450,000)

Future net cash flows		81,817,000		67,624,000		76,821,000
Effect of discounting net cash flows at 10%		(35,193,000)		(29,974,000)		(33,406,000)

Standardized measure of discounted future net cash flows	U.S.$	46,624,000	U.S.$	37,650,000	U.S.$	43,415,000

Note: Table amounts may not total due to rounding.

PEMEX notes that the future cash flows before tax were U.S.$ 387,749,000, U.S. $322,829,000 and U.S. $ 343,470,000 as of December 31, 2004, 2003 and 2002, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2004, 2003 AND 2002

(Figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power and in thousands of U.S. dollars or other currency units)—(Continued)

To comply with SFAS No. 69, the next table presents the aggregate standardized measure change for each year and significant sources of variance:

Changes in standardized measure of discounted net cash flows (unaudited)

	2004		2003		2002
Sales of oil and gas produced, net of production costs	U.S.$	(41,740,000)	U.S.$	(32,870,000)	U.S.$	(25,005,000)
Net changes in prices and production costs		46,463,000		1,876,000		113,938,000
Extensions and discoveries		3,629,000		1,869,000		1,490,000
Development cost incurred during the year		8,998,000		7,709,000		6,355,000
Changes in estimated development costs		(8,003,000)		(12,702,000)		(5,477,000)
Reserves revisions, extensions, discoveries and timing change		9,082,000		11,440,000		506,000
Accretion of discount of pre-tax net cash flows		17,507,000		17,908,000		8,715,000
Net changes in production-and excess-gains taxes		(26,962,000)		(994,000)		(78,814,000)
Other		0		0		0

Aggregate change in standardized measure	U.S.$	8,974,000	U.S.$	(5,765,000)	U.S.$	21,708,000

Standardized measure
As of January 1		37,650,000		43,415,000		21,707,000
As of December 31		46,624,000		37,650,000		43,415,000

Change	U.S.$	8,974,000	U.S.$	(5,765,000)	U.S.$	21,708,000

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