Form 20-F
period 2005-12-31
MEXICAN PETROLEUM
filed 2006-06-30
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

8.50% Notes due 2008

9.125% Notes due 2010

8.00% Notes due 2011

7.875% Notes due 2009

8.625% Bonds due 2022

7.375% Notes due 2014

6.125% Notes due 2008

9.00% Guaranteed Notes due 2007

8.85% Guaranteed Notes due 2007

9 3/8% Guaranteed Notes due 2008

9 1/4% Guaranteed Bonds due 2018

8.625% Guaranteed Bonds due 2023

9.50% Guaranteed Bonds due 2027

5.75% Notes due 2015

6.625% Bonds due 2035

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☒  Item 18

If this an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Federal Government of Mexico, which we refer to as the Mexican Government, and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 2c. to our consolidated financial statements included in Item 18, including the Pemex Project Funding Master Trust and the Fideicomiso F/163 (which are described below under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), are incorporated into the consolidated financial statements; these subsidiary companies are also identified with the corresponding ownership percentages in “––Consolidated Structure of PEMEX” on page 3. Petróleos Mexicanos, the subsidiary entities and the consolidated subsidiary companies are collectively referred to as “PEMEX” or “we.”

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

We maintain our consolidated financial statements and records in constant pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 10.7777 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2005. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

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

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the three years ended included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. and Ryder Scott Company L.P. reviewed our estimates of the hydrocarbon reserves of Mexico as of December 31, 2004, all reserve estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico,” and “Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions” for a description of the risks relating to our reserves and our reserve estimates.

CONSOLIDATED STRUCTURE OF PEMEX

Petróleos Mexicanos
Board of Directors
Director General
Executive Coordinator
Corporate Operations Office
Corporate Engineering and Project Development Office
Corporate Management Office
Corporate Finance Office
Internal Control Body of Petróleos Mexicanos
Pemex - Exploration and Production
100.00%
P.M.I. Marine, Ltd. (5)
Pemex - Gas and Basic Petrochemicals
100.00%
Mex Gas International, Ltd.(8)
Pemex - Refining
Pemex - Petrochemicals
P.M.I. Comercio Internacional, S.A. de C.V.
98.33%
P.M.I. Holdings, B.V. (2)
100.00%
P.M.I. Holdings Petróleos España, S.L. (9)
100.00%
P.M.I. Services North America, Inc. (1)
100.00%
Pemex Services Europe, Ltd. (3)
100.00%
P.M.I. Services, B.V. (2)
100.00%
Pemex Internacional España, S.A. (4)
100.00%
71.70%
P.M.I. Norteamérica, S.A. de C.V.
28.30%
1.00%
P.M.I. Trading, Ltd. (5)
50.50%
48.50%
100.00%
P.M.I. Holding North America, Inc. (1)
Kot Insurance Co. AG (7)
100.00%
Integrated Trade Systems, Inc. (1)
100.00%
Pemex Project Funding Master Trust (10)
Fideicomiso F/163 (11)
RepCon Lux, S.A. (6)
Pemex Finance, Ltd. (8)
The Subsidiary Companies
Corporate Operations of Petróleos Mexicanos
The PMI Group
The Subsidiary Entities and their Subsidiaries
Other Subsidiary Companies, the Pemex Project Funding Master Trust and Fideicomiso F/163
1. Incorporated in the United States
2. Incorporated in The Netherlands
3. Incorporated in the United Kingdom
4. Incorporated in Spain
5. Incorporated in Ireland
6. Incorporated in Luxembourg
7. Relocated in Switzerland
8. Incorporated in the Cayman Islands
9. Relocated in Spain
10. Delaware statutory trust controlled by Petróleos Mexicanos
11. Mexican trust controlled by Petróleos Mexicanos

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements included in Item 18. The selected financial data set forth below as of the five years ended December 31, 2005 have been derived from our consolidated financial statements for the years ended December 31, 2001 and 2002, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2003, 2004 and 2005. The consolidated financial statements included in this Form 20-F were audited by PricewaterhouseCoopers, S.C.

Our consolidated financial statements are prepared in accordance with Mexican Generally Accepted Accounting Principles (which we refer to as Mexican GAAP). Beginning January 1, 2003, we recognize the effects of inflation in accordance with NIF-06 BIS “A” Section C, which requires the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican GAAP (which we refer to as Bulletin B-10). As a result of the adoption of Bulletin B-10, we have restated our consolidated financial statements for the years ended December 31, 2001, 2002, 2003 and 2004, in order to present our results for each of these years on the same basis as the results for the year ended December 31, 2005 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in our consolidated financial statements are expressed in thousands of constant Mexican pesos as of December 31, 2005. The December 31, 2005 restatement factors applied to the financial statements at December 31, 2001, 2002, 2003 and 2004 were 19.5%, 13.0%, 8.7% and 3.3%, respectively, which correspond to inflation from January 1, 2002, 2003, 2004 and 2005 through December 31, 2005, respectively, based on the national consumer price index, or “NCPI.” See Note 2b. to our consolidated financial statements included herein for a summary of the effects of adoption of Bulletin B-10 and Notes 2h., 2m., 2n., 2o. and 2x. to our consolidated financial statements included herein for a discussion of the inflation accounting rules applied as a result of the adoption of Bulletin B-10.

Mexican GAAP differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The principal differences between our net income and equity under U.S. and Mexican GAAP are described in Note 20 to our consolidated financial statements and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)
	2001		2002		2003		2004		2005		2005(4)
	(in millions of constant pesos as of December 31, 2005)(3)										(in millions of U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican GAAP:
Net sales(5)	Ps.	543,713	Ps.	559,623	Ps.	679,819	Ps.	799,368	Ps.	928,643	$86,163
Total revenues(5)		545,560		559,526		683,038		810,895		940,480	87,262
Total revenues net of the IEPS tax		429,331		426,441		580,780		754,367		920,265	85,386
Operating income		291,070		321,437		399,532		470,371		498,754	46,276
Comprehensive financing cost		2,664		6,782		33,416		7,283		4,479	416
Income (loss) for the period		(33,040)		(26,712)		(44,179)		(26,345)		(76,282)	(7,078)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican GAAP:
Cash and cash equivalents		17,252		49,588		79,714		87,701		120,827	11,211
Total assets		663,225		834,485		918,998		979,106		1,042,560	96,733
Long-term debt		147,142		215,920		330,017		419,360		501,593	46,540
Total long-term liabilities		432,534		592,935		720,326		799,487		904,954	83,965
Equity		144,715		112,943		49,849		34,454		(26,870)	(2,493)
Amounts in accordance with U.S. GAAP:
Total revenues net of IEPS tax(6)		428,777		426,441		580,780		749,906		920,263	85,386
Operating income net of IEPS tax(6)		174,533		182,091		268,327		418,205		495,924	46,014
Comprehensive financing (cost) income		865		(9,185)		(29,144)		2,152		(10,899)	(1,011)
Loss for the period		(25,374)		(35,507)		(72,076)		(13,445)		(73,905)	(6,857)
Total assets		687,277		826,918		886,390		943,433		1,000,091	92,793
Equity (deficit)		68,953		18,621		(48,283)		(50,484)		(112,021)	(10,394)
Other Financial Data
Amounts in accordance with Mexican GAAP:
Depreciation and Amortization		34,739		36,755		44,070		43,296		52,791	4,898
Investments in fixed assets at cost(7)		61,728		103,229		73,766		77,564		83,227	7,722
Ratio of earnings to fixed charges:
Mexican GAAP(8)		—		—		—		—		—	—
U.S. GAAP(8)		—		—		—		—		—	—

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Pemex Project Funding Master Trust and, for U.S. GAAP purposes, Pemex Finance, Ltd.). For Mexican GAAP purposes, beginning with the year ended December 31, 2005, we include the financial position and results of Pemex Finance, Ltd. For Mexican GAAP and U.S. GAAP purposes, beginning with the year ended December 31, 2003, we include the financial position and results of Fideicomiso F/163 and RepCon Lux S.A.
(2)	Mexican GAAP differs from U.S. GAAP. For the most significant differences between U.S. GAAP and Mexican GAAP affecting our consolidated financial statements, see Note 20 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”
(3)	Our consolidated financial statements for each of the five years ended December 31, 2005 were prepared in accordance with Mexican GAAP, including the recognition of the effect of inflation in accordance with Bulletin B-10.
(4)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate for accounting purposes of Ps. 10.7777 = U.S. $1.00 at December 31, 2005. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(5)	Includes the Special Tax on Production and Services (the “IEPS tax”) as part of the sales price of the products sold.
(6)	Figures are net of the IEPS tax.
(7)	Includes investments in fixed assets and capitalized interest. For 2003, it excludes certain expenditures charged to the oil field exploration and depletion reserve. See Note 2e. to our financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(8)	Under U.S. GAAP, earnings for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 31,585 million, Ps. 42,030 million, Ps. 80,722 million, Ps. 18,847 million and Ps. 76,760 million, respectively. Under Mexican GAAP, earnings for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 37,658 million, Ps. 32,709 million, Ps. 52,076 million, Ps. 30,830 million and Ps. 81,415 million, respectively.

Source: PEMEX’s financial statements.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
	High	Low	Average(1)	Period End
Year Ended December 31,
2001	9.972	8.946	9.326	9.156
2002	10.425	9.001	9.746	10.425
2003	11.406	10.113	10.846	11.242
2004	11.635	10.805	11.309	11.154
2005	11.411	10.414	10.894	10.628

2006
January	10.643	10.437	10.542	10.440
February	10.529	10.432	10.484	10.454
March	10.947	10.462	10.749	10.898
April	11.160	10.856	11.049	11.089
May	11.305	10.841	11.091	11.288
June(2)	11.460	11.282	11.399	11.418

(1)	Average of month-end rates, except for 2006 monthly exchange rates.
(2)	For the period beginning June 1, 2006 to June 27, 2006.
Source:	Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York.

The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on June 27, 2006 was Ps. 11.418 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to the Operations of PEMEX

Crude oil and natural gas prices are volatile, and low oil and natural gas prices negatively affect PEMEX’s income

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include competition within the oil and natural gas industry and with other industries in supplying clients with competing commodities, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations, political and other events in major oil and natural gas producing and consuming nations and actions taken by Organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries.

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

PEMEX has a substantial amount of debt that could adversely affect our financial health and results of operations

We have a substantial amount of debt. At December 31, 2005, our total indebtedness, excluding accrued interest but including notes payable to contractors, was approximately U.S. $49.8 billion, which is a 23.9% increase over our total indebtedness, excluding accrued interest, of U.S. $40.2 billion at December 31, 2004. Our level of debt may not decrease in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concern regarding the total amount of debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. We rely primarily on debt to finance our investments in capital expenditures. If we are unable to obtain financing on terms that are favorable, this may hamper our ability to obtain further financing, and, as a result, we may not be able to make the capital expenditures needed to maintain our current production levels and increase Mexico’s hydrocarbon reserves. See “—PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments” below.

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

PEMEX publishes less U.S. GAAP financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission

We prepare our financial statements according to Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See “Item 3—Key Information—Selected Financial Data” and Note 20 to our consolidated financial statements included herein. As a foreign issuer, we are not required to prepare quarterly U.S. GAAP financial information, and we therefore generally prepare U.S. GAAP information on a yearly basis only. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX, it could limit PEMEX’s ability to satisfy its external debt obligations, and the Mexican Government could privatize PEMEX

Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls us, as well as our annual budget, which is approved by the Mexican Congress. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. The Mexican Government has the power to intervene directly or indirectly in our commercial affairs. Intervention by the Mexican Government could adversely affect our ability to make payments under any securities issued or guaranteed by us.

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

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government

The Mexican Government taxes Petróleos Mexicanos and the subsidiary entities heavily. In 2005, approximately 67.2% of the sales revenues of Petróleos Mexicanos and the subsidiary entities were used to pay taxes to the Mexican Government. The Mexican Congress determines the rates of taxes and duties applicable to Petróleos Mexicanos and the subsidiary entities from year to year depending on a variety of factors. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes.” In addition, Petróleos Mexicanos is obligated to pay minimum guaranteed dividends to the Mexican Government. For further information on how the minimum guaranteed dividend is determined, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution ‘A,’” “Item 8—Financial Information—Dividends” and Note 15 to our consolidated financial statements included herein.

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

The Mexican Government has imposed price controls in the domestic market on our products

During the third quarter of 2005, the Mexican Government imposed a freeze on the prices of natural gas and liquefied petroleum gas (LPG) sold by PEMEX in the domestic market and, as a result, PEMEX was not able to pass on all of the increases in the prices of its product purchases to its customers in the domestic market. We do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls in the domestic market on natural gas and LPG or other petroleum products in the future. The imposition of such price controls would reduce our revenues. For more information, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico

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

Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions

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

Most of our debt is denominated in U.S. dollars, as is all of the debt of Pemex Finance, Ltd., a Cayman Islands company with limited liability established to issue securities backed by crude oil receivables sold through our subsidiary P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI, and together with P.M.I. Trading Ltd. and their affiliates, the PMI Group) to provide financing for investments in certain of our largest capital expenditures for long-term productive infrastructure projects, which we refer to as PIDIREGAS. In the future, Pemex Finance, Ltd. and we may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses.

For information on historical peso/U.S. dollar exchange rates, see “Item 3—Key Information—Exchange Rates” above.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX’s operations

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. The national elections held in 2000 ended 71 years of rule by a one-party state and resulted in the increased representation of opposition parties in the Mexican Congress. No political party has an absolute majority in either chamber of the Mexican Congress. There have not been any material adverse repercussions for us resulting from these political changes.

Presidential and federal congressional elections in Mexico will be held in July 2006. The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. As a result, we cannot predict whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions or the industry in which we operate in Mexico and therefore our results of operations and financial position.

Other Risk Factors

If we are not able to adequately implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and are the subject of sanctions or investigation, our results of operations and our ability to provide timely and reliable financial information may be adversely affected

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the Public Company Accounting Oversight Board, or PCAOB, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal control over financial reporting to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which we are required to comply within our annual report which we will file in 2008 for our 2007 fiscal year. As a result, we expect to incur substantial additional expenses and diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. Any such action could adversely affect our financial results. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the December 12, 2005 issue of Petroleum Intelligence Weekly, we were the ninth largest oil and gas company in the world based on data from the year 2004. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico and the Mexican Congress established Petróleos Mexicanos by a decree, effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

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

In January 2006, the Mexican Congress amended the Regulatory Law and the Organic Law to allow us to co-generate electric energy and to enter into agreements with the Comisión Federal de Electricidad (Federal Electricity Commission) and Luz y Fuerza del Centro (Central Light and Power) to sell our excess production to these entities. The funds and the public investment projects required to carry out these works and allow the acquisition of any additional production by these entities will be presented in the draft of the Presupuesto de Egresos de la Federación (Federal Disbursements Budget), which is subject to discussion by and approval of the Chamber of Deputies.

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

The Ley General de Deuda Pública (General Law of Public Debt) and the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Corporate Accountability) define the PIDIREGAS legal framework. Article 18 of the General Law of Public Debt outlines the treatment of financial obligations under PIDIREGAS, defining as a direct liability the amounts payable under a financing during the current and immediately following fiscal years, and the remaining amounts as a contingent liability until its full payment. Article 32 of the Federal Law of Budget and Corporate Accountability grants PIDIREGAS preferential and priority treatment for inclusion in the Mexican Government’s budget in future years, until the full payment of a project’s costs.

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

In recent years, PIDIREGAS have represented a significant portion of our total annual capital expenditures. PIDIREGAS capital expenditures alone totaled, in nominal terms, Ps. 105.6 billion in 2005 (83.1% of our total capital expenditures), Ps. 110.6 billion in 2004 (90.0% of our total capital expenditures) and Ps. 94.7 billion in 2003 (83.0% of our total capital expenditures). For 2006, we have budgeted, in nominal terms, Ps. 102.7 billion for PIDIREGAS expenditures (or approximately 86.2% of our total budgeted capital expenditures).

The following table sets forth our capital expenditures for PIDIREGAS for the five years ended December 31, 2005, and the budget for such expenditures for 2006.

PIDIREGAS Capital Expenditures

	Year ended December 31, (1)(2)
	2001		2002		2003		2004		2005		Budget 2006(3)
	(millions of nominal pesos)										(millions of constant 2006 pesos)
Pemex-Exploration and Production
Cantarell	Ps.	25,867	Ps.	24,397	Ps.	23,011	Ps.	27,240	Ps.	25,030	Ps.	19,319
Strategic Gas Program(4)		1,594		8,967		18,079		23,413		20,635		16,566
Ku-Maloob-Zaap		—		865		3,072		10,222		16,424		20,811
Burgos		7,018		9,383		10,995		16,344		12,439		11,969
Antonio J. Bermúdez		—		471		3,622		6,270		7,045		5,488
Arenque		—		183		1,089		2,274		2,344		1,534
Jujo-Tecominoacán		—		279		1,668		1,699		2,340		1,928
Chuc		—		302		1,753		4,152		2,266		2,506
El Golpe-Puerto Ceiba		—		396		1,915		1,695		2,124		1,407
Caan		—		374		834		1,393		1,808		1,268
Agua Fría-Coapechaca-Tajín		—		93		1,860		2,402		1,628		1,386
Bellota-Chinchorro		—		244		1,399		2,001		1,550		1,161
Integral Poza Rica		—		22		424		938		1,192		1,025
Delta del Grijalva		1,466		1,439		641		728		1,100		1,540
Ek-Balam		—		99		748		668		639		996
Cactus-Sitio Grande		—		114		1,276		918		493		890
Taratunich		—		92		938		787		489		375
Abkatún Integral		—		529		1,856		2,769		409		49
Integral Yaxche		—		—		18		158		383		142
Och-Uech-Kax		—		261		750		718		347		314
Carmito-Artesa		—		187		606		614		320		371
Amatitlán-Profeta-Tzapotempa-Vinazco		—		8		465		650		291		131
Pol		—		720		1,466		481		217		73
Cárdenas		—		44		241		215		143		197
Integral Kanaab		—		13		284		186		121		37
Ayín-Alux		—		17		37		108		30		115
Integral Batab		—		57		388		593		17		70

Total		35,945		49,557		79,435		109,638		101,823		91,667

Pemex-Refining
Cadereyta(5)		—		115		—		—		—		—
Madero(6)		—		6,608		11,323		—		—		—
Salamanca(7)		—		—		2,679		—		—		—
Tula(8)		—		1,461		133		—		—		—
Minatitlán		—		—		—		445		2,459		7,428

Total		—		8,184		14,134		445		2,459		7,428

Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		—		75		1,105		537		1,270		2,466

Total		—		75		1,105		537		1,270		2,466

Pemex-Petrochemicals
Aromatics Train 1 at Petroquímica La Cangrejera		—		—		—		—		—		1,122

Total		—				—		—		—		1,122

Total PIDIREGAS Expenditures	Ps.	35,945	Ps.	57,815	Ps.	94,674	Ps.	110,620	Ps.	105,552	Ps.	102,682

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during construction period.
(3)	Approved budget.

(4)	The Strategic Gas Program includes 23 different natural gas projects expected to increase domestic supply of natural gas, thereby minimizing imports.
(5)	In November 2003, the Cadereyta project was certified as 99.31% complete and formally concluded.
(6)	The Madero project was completed on October 24, 2002, and the final payment was made to the contractor on March 3, 2003.
(7)	The Salamanca project was completed on January 9, 2003.
(8)	The Tula project was completed and contractors were paid in August 2002, although amounts were budgeted for and paid in 2003 to cover potential adjustments or additional works required in connection with this project.

Source: Petróleos Mexicanos.

During 2005, Pemex-Exploration and Production implemented 27 PIDIREGAS. Pemex-Exploration and Production will continue to implement these projects in 2006.

The following table sets forth our approved capital expenditures budget for PIDIREGAS projects for 2006 through 2009.

PIDIREGAS Approved Budget Capital Expenditures

	Year ended December 31, (1)(2)
	2006		2007		2008		2009
	(millions of constant 2006 pesos)
Pemex-Exploration and Production
Cantarell	Ps.	19,319	Ps.	20,697	Ps.	15,827	Ps.	12,153
Strategic Gas Program		16,566		21,232		16,212		10,190
Ku-Maloob-Zaap		20,811		12,709		10,725		9,423
Burgos		11,969		23,292		25,472		23,935
Antonio J. Bermúdez		5,488		5,134		4,175		2,546
Arenque		1,534		1,962		1,151		1,947
Jujo-Tecominoacán		1,928		910		596		617
Chuc		2,506		3,331		1,826		1,331
El Golpe-Puerto Ceiba		1,407		1,482		2,161		270
Caan		1,268		1,180		1,166		971
Agua Fría-Coapechaca-Tajín(3)		1,386		5,414		7,071		10,184
Bellota-Chinchorro		1,161		2,693		1,915		—
Integral Poza Rica		1,025		1,028		965		838
Delta del Grijalva		1,540		1,645		—		—
Ek-Balam		996		388		489		346
Cactus-Sitio Grande		890		1,408		1,013		469
Taratunich		375		554		296		153
Abkatún Integral		49				—		—
Integral Yaxche		142		574		511		67
Och-Uech-Kax		314		281		106		164
Carmito-Artesa		371		480		387		222
Amatitlán-Profeta-Tzapotempa-Vinazco(3)		131		1,495		2,190		3,099
Pol		73		—		—		—
Cárdenas		197		305		322		193
Integral Kanaab		37		—		—		—
Ayín-Alux		115		110		1,277		2,099
Integral Batab		70		126		28		11

Total		91,667		108,429		95,879		81,227

Pemex-Refining
Minatitlán		7,428		12,733		2,734		—
Salina Cruz		—		—		1,786		6,999
Fuel Quality Investments				4,733		11,428		12,247

Total		7,428		17,466		15,948		19,246

Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		2,466		1,454		57		—

Total		2,466		1,454		57		—

Pemex-Petrochemicals
Modernization and Enlargement of the Aromatics Train 1 at Petroquímica La Cangrejera		1,122		1,209		268		—

Total		1,122		1,209		268		—

Total PIDIREGAS Budget	Ps.	102,682	Ps.	128,558	Ps.	112,151	Ps.	100,473

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during the construction period.
(3)	PIDIREGAS relating to the development of the Chicontepec field.
Source:	Petróleos Mexicanos.

Non-PIDIREGAS Capital Expenditures. In addition to the Ps. 105.5 billion spent on PIDIREGAS in 2005, in nominal terms we spent Ps. 21.4 billion in 2005 on other capital expenditures excluding PIDIREGAS (which we refer to as non-PIDIREGAS capital expenditures), which represents a 75.4% increase from the Ps. 12.2 billion in nominal terms of non-PIDIREGAS capital expenditures in 2004. Of the Ps. 21.4 billion in non-PIDIREGAS capital expenditures during 2005, we directed Ps. 11.0 billion (or 51.4% of total non-PIDIREGAS capital expenditures) to exploration and production programs. Of the Ps. 12.2 billion in non-PIDIREGAS capital expenditures during 2004, we directed Ps. 3.7 billion (or 30.3% of total non-PIDIREGAS capital expenditures) to exploration and production programs.

Excluding PIDIREGAS expenditures, we have budgeted a total of Ps. 16.4 billion in nominal terms for capital expenditures in 2006. We expect to direct Ps. 6.0 billion (or 36.6% of total non-PIDIREGAS capital expenditures) to exploration and production programs in 2006. In addition to our budgeted capital expenditures, the Mexican Congress allocates money in our budget to make principal payments on our PIDIREGAS debt. These payments are expected to total Ps. 31.5 billion in 2006. The amounts allocated by the Mexican Congress to make payments on our PIDIREGAS debt are not included in any of the tables or discussions of capital expenditures herein, as these amounts do not reflect actual capital expenditures.

Our non-PIDIREGAS capital expenditures for the five years ended December 31, 2005 and budgeted for 2006 and 2007 were distributed and budgeted among the subsidiary entities as follows:

Non-PIDIREGAS Capital Expenditures(1)

	Year ended December 31,
	2001		2002		2003		2004		2005		Budget 2006(3)		Budget 2007(4)
	(in millions of nominal pesos)
Pemex-Exploration and Production	Ps.	17,501	Ps.	13,443	Ps.	8,945	Ps.	3,694	Ps.	11,040	Ps.	6,004	Ps.	20,735
Pemex-Refining		5,501		5,893		5,744		4,647		6,542		5,369		10,442
Pemex-Gas and Basic Petrochemicals		2,567		1,721		2,148		1,961		1,936		3,064		4,401
Pemex-Petrochemicals		1,058		1,454		1,627		1,598		1,530		1,599		3,066
Petróleos Mexicanos Corporate(2)		366		432		549		343		388		357		660

Total	Ps.	26,993	Ps.	22,942	Ps.	19,013	Ps.	12,243	Ps.	21,436	Ps.	16,393	Ps.	39,304

Note:	Numbers may not total due to rounding.
(1)	There are no capital expenditures at the subsidiary company level.
(2)	Petróleos Mexicanos Corporate consists of the operations of the central management of Petróleos Mexicanos.
(3)	Approved modified budget. The 2006 non-PIDIREGAS budget is expected to be flexible, with more resources being allocated as production goals increase.
(4)	Subject to approval by the Mexican Congress during the 2007 budgetary process.
Source:	Petróleos Mexicanos.

Our principal objectives for upstream investment are to maximize the long-term economic value, and increase and improve the quality, of Mexico’s oil and gas reserves, increase our light crude oil production capacity, enhance Pemex-Exploration and Production’s recovery ratio and improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations. In 2006, Pemex-Exploration and Production plans to continue its Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term. The 2006 budget objectives are to increase the supply of hydrocarbons and high-quality petrochemicals and increase refining capacity in order to satisfy the domestic demand for refined products. Moreover, our production goals for 2006 include producing, on average, 4.1% more crude oil and 8.1% more natural gas as compared to 2005, in order to satisfy domestic demand for, and to slow the rate of increase of imports of natural gas and crude oil and natural gas derivatives.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistic and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities decreased by 0.4% in 2005, but we continued to finance an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 4,395 thousand barrels of oil equivalent per day in 2005. Pemex-Exploration and Production’s crude oil production decreased by 1.5% from 2004 to 2005, averaging 3,333 thousand barrels per day in 2005. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) increased by 5.4% from 2004 to 2005, averaging 4,818 million cubic feet per day in 2005. Exploration drilling activity decreased by 28.2%, from 103 exploratory wells in 2004 to 74 exploratory wells in 2005, including Niquel-1, Antiguo-8 and Caravana-1 in Burgos, Huace-1 in Veracruz, Pit-1 and Ichalkil-1 in Campeche Oriente, and Xanab-1 in Crudo Ligero Marino. Development drilling activity rose 7.1%, from 624 development wells in 2004 to 668 development wells in 2005. In 2005, we completed the drilling of 742 wells, the highest number of wells completed in one year in the last 45 years. Our drilling activity in 2005 was directed at increasing the production of non-associated gas in the Burgos, Veracruz and Macuspana regions.

Our offshore drilling efforts in 2005 led to significant discoveries of heavy, light and extra-light crude oil sources, particularly in the Marine region. Our current challenge with respect to these discoveries is the short-term development of these new resources.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences a significant demand for its refined products. Pemex-Refining’s atmospheric distillation refining capacity remained constant at approximately 1,540 thousand barrels per day during 2005. In 2005, Pemex-Refining produced 1,338 thousand barrels per day of refined products, as compared to 1,361 thousand barrels per day of refined products in 2004.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, liquefied petroleum gas and other natural gas liquids. Furthermore, it transports, distributes and sells natural gas and liquefied petroleum gas throughout Mexico and produces and sells several basic petrochemical feedstocks, which are used by Pemex-Refining or Pemex-Petrochemicals. In 2005, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at approximately 4,503 million cubic feet per day. Pemex-Gas and Basic Petrochemicals processed 3,153 million cubic feet per day of sour natural gas in 2005, a 5.9% decrease from the 3,349 million cubic feet per day of sour natural gas processed in 2004. It produced 436 thousand barrels per day of natural gas liquids in 2005, a 3.3% decrease from natural gas liquid production of 451 thousand barrels per day in 2004. It also produced 3,147 million cubic feet per day of dry gas in 2005, a 0.1% increase from the 3,144 million cubic feet per day produced in 2004.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylenes, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene and paraxylene; (4) propylene and its derivatives, such as acrylonitrile; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’

total annual production (excluding ethane and butane gases) decreased by 0.1% in 2005, from 6,223 thousand tons in 2004 to 6,219 thousand tons in 2005, mainly due to a decrease in the production of ammonia, methanol and styrene, which was partially offset by an increase in the production of vinyl chloride monomer, ethylene oxide and low density polyethylene.

International Trading

In 2005, our crude oil exports, which we export through our subsidiary PMI, decreased by 2.8% in 2005, from 1,870.3 thousand barrels per day in 2004 to 1,817.1 thousand barrels per day in 2005. Natural gas imports decreased by 37.3% in 2005, from 765.6 million cubic feet per day in 2004 to 480.4 million cubic feet per day in 2005. In 2005, exports of petrochemical products by volume decreased by 6.8%, from 915.7 thousand metric tons in 2004 to 853.3 thousand metric tons in 2005, while imports of petrochemical products by volume increased by 43.7%, from 276.6 thousand metric tons in 2004 to 397.4 thousand metric tons in 2005. In 2005, exports of refined products by volume increased by 22.7%, from 151.8 thousand barrels per day in 2004 to 186.2 thousand barrels per day in 2005, while imports of refined products by volume increased by 26.2%, from 310.5 thousand barrels per day in 2004 to 391.9 thousand barrels per day in 2005.

We are a major supplier of crude oil to the United States. The PMI Group provides us and a number of independent customers with international trading, distribution and related services. PMI and P.M.I. Trading Ltd. sell, buy and transport crude oil, refined products and petrochemicals in world markets. The PMI Group also provides related risk management, insurance, transportation and storage services to us. The PMI Group has offices in Mexico City, Houston and London. The PMI Group’s trading volume of sales and imports totaled U.S. $42,907.4 million in 2005, including U.S. $28,329.5 million in crude oil sales.

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

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 7.4% in 2005, from 14.8 billion barrels of oil equivalent at December 31, 2004 to 13.7 billion barrels of oil equivalent at December 31, 2005. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants, decreased by 1.0% in 2005, from 9.7 billion barrels of oil equivalent at December 31, 2004 to 9.6 billion barrels of oil equivalent at December 31, 2005. Mexico’s total proved developed and undeveloped dry gas reserves decreased by 1.4% in 2005, from 14.8 trillion cubic feet at December 31, 2004 to 14.6 trillion cubic feet at December 31, 2005. Mexico’s proved developed dry gas reserves increased by 7.2% in 2005, from 8.3 trillion cubic feet at December 31, 2004 to 8.9 trillion cubic feet at December 31, 2005.

During 2005, Pemex-Exploration and Production retained independent engineering firms to review its estimates of Mexico’s proved reserves as of December 31, 2004. These activities were undertaken by Netherland, Sewell International, S. de R.L. de C.V., which reviewed the reserves from the Northeastern Marine Region and Southern Region, DeGolyer and MacNaughton, which reviewed the reserves from the Southwestern Marine Region, and Ryder Scott Company L.P., which reviewed the reserves in the Northern Region. During the second half of 2006, Pemex-Exploration and Production intends to again retain independent engineering firms to review its estimates of Mexico’s proved reserves as of December 31, 2005.

The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2001	2002	2003	2004	2005
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	20,186	18,767	17,196	16,041	14,803
Revisions	(144)	(247)	120	(109)	197
Extensions and discoveries(2)	2	(36)	84	245	25
Production	(1,277)	(1,288)	(1,359)	(1,374)	(1,354)

At December 31	18,767	17,196	16,041	14,803	13,671

Proved developed reserves at December 31	12,622	11,725	10,473	9,745	9,617

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.
(2)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
Source:	Pemex-Exploration and Production.

Dry Gas Reserves

	2001	2002	2003	2004	2005
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	17,365	16,256	14,985	14,850	14,807
Revisions	(78)	(443)	695	547	661
Extensions and discoveries(1)	98	313	354	641	394
Production(2)	(1,129)	(1,141)	(1,184)	(1,231)	(1,305)

At December 31	16,256	14,985	14,850	14,807	14,557

Proved developed reserves at December 31	8,776	8,572	8,094	8,325	8,888

Note:	Numbers may not total due to rounding.
(1)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
(2)	Natural gas production reported in other tables refers to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

The following table sets forth the number of proved developed and undeveloped reserves, the number of producing wells, and the number of proved undeveloped locations for the fields that contain over 85% of Mexico’s proved reserves, as of December 31, 2005.

Field	Proved Reserves	Developed Reserves	Undeveloped Reserves	Producing Wells	Undeveloped Locations
	(in millions of barrels of crude oil equivalent)
Akal	5,563.1	4,813.0	750.1	193	17
Ku-Maloob-Zaap	2,056.0	1,006.1	1,049.8	62	97
Samaria	956.5	620.7	335.8	48	15
Jujo-Tecominoacán	868.8	586.3	282.5	55	16
Iride	664.4	487.0	177.4	32	12
Chicontepec	635.5	136.0	499.4	513	2,601
Sihil	294.4	81.7	212.7	3	8
Cunduacán	271.2	115.7	155.5	19	10
Chuc	176.8	173.6	3.2	19	3
Caan	171.0	171.0	0.0	24	0
Oxiacaque	164.3	46.7	117.5	4	4
May	145.9	41.5	104.4	4	13
Ixtal	133.1	17.6	115.5	1	7
Puerto Ceiba	131.8	84.2	47.6	15	8
Sinán	129.5	77.4	52.0	5	11
Cactus	119.2	63.4	55.8	22	7
Muspac	115.9	115.9	0.0	17	0
Chiapas-Copanó	107.7	107.7	0.0	15	0
Ogarrio	102.7	58.0	44.8	53	24
Cárdenas	100.9	79.0	22.0	19	2
Bolontikú	93.8	47.4	46.3	2	3
Poza Rica	93.2	89.4	3.8	100	3
Balam	90.8	90.8	0.0	3	0
Sen	88.2	56.9	31.3	12	6
Caparroso-Pijije-Escuintle	75.4	58.2	17.2	12	2
Abkatún	62.5	62.5	0.0	14	0
Paredón	55.8	55.8	0.0	7	0
Lum	54.7	0.0	54.7	0	7
Platanal	52.8	11.5	41.3	1	3
Papan	45.7	21.8	23.9	0	5
Ayín	45.5	0.0	45.5	0	5
Alux	36.8	0.0	36.8	0	4
Ek	35.1	35.1	0.0	2	0
Cuitláhuac	34.1	28.9	5.2	218	13
Bacab	30.2	30.2	0.0	1	0
Culebra	29.5	19.7	9.9	392	79
Tizón	28.4	10.4	18.0	2	3
Arcabuz	24.5	14.4	10.1	141	134
Ixtoc	20.6	20.6	0.0	3	0
Kutz	19.6	19.6	0.0	3	0
Misón	16.4	0.0	16.4	0	4
Pol	16.1	16.1	0.0	12	0
Arcos	12.7	11.1	1.5	143	5
Nohoch	11.2	11.2	0.0	4	0
Chac	9.5	9.5	0.0	2	0
Luna-Palapa	6.0	6.0	0.0	7	0
Citam	3.0	1.9	1.2	1	1
Escarbado	1.6	1.6	0.0	1	0

Total	14,002.4	9,613.2	4,389.2	2,206	3,132

Mexico’s proved reserves	16,469.6	11,325.6	5,144.0
Percentage	85%	85%	85%

Note:	Numbers may not total due to rounding.
Source:	Pemex-Exploration and Production.

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to maintain an adequate level of reserves. From 1990 through 2005, we completed 4,560 exploration and development wells. During 2005, the average success rate for exploratory wells was 53% and the average success rate for development wells was 92%. From 2001 to 2005, we discovered 24 new crude oil fields and 80 new natural gas fields, bringing the total number of our crude oil and natural gas fields in production to 357 at the end of 2005.

While most of our offshore production in the Gulf of Mexico occurs in waters less than 100 meters deep, our exploration program for 2005 included exploration of regions located in deeper waters. In 2005, our deep-water exploration activities focused on the acquisition of three-dimensional seismic information to better identify potentially valuable oil sources. The Magno three-dimensional seismic study, for example, allowed us to obtain information on 4,200 square kilometers in the Perdido Area project. One of the principal achievements of our deep-water activities is the drilling of the Noxal-1 well, in the Campeche Bay region, located in offshore waters at a depth of 935.9 meters. Our most productive crude oil and natural gas fields in the Gulf of Mexico are the Cantarell complex, Ku-Maloob-Zaap in the Northeastern Marine region and Caan, Abkatún and Chuc in the Southwestern Marine region. The Cantarell complex, for example, produced 2,016 thousand barrels per day of crude oil in 2005, or 60.5% of our total 2005 crude oil production, and 738 million cubic feet per day of natural gas in 2005, or 15.3% of our total 2005 natural gas production.

The following table summarizes our drilling activity for the five years ended December 31, 2005.

	Year Ended December 31,
	2001	2002	2003	2004	2005
Wells drilled	449	447	653	733	759
Wells completed	459	459	593	727	742
Exploratory wells	53	55	88	103	74
Success rate %	53	49	60	41	53
Development wells	406	404	505	624	668
Success rate %	91	88	90	94	92
Producing wells (annual averages)	4,435	4,590	4,941	5,286	5,682
Marine region	352	346	369	380	388
Southern region	1,066	1,000	979	935	959
Northern region	3,017	3,245	3,593	3,972	4,335
Fields in production	301	309	340	355	357
Marine region	19	20	23	25	29
Southern region	96	93	102	97	84
Northern region	186	196	215	233	244
Drilling Rigs	50	70	101	132	116
Kilometers drilled	1,098	1,186	1,763	2,106	2,004
Average depth by well (meters)	2,359	2,478	2,904	2,704	2,828
Discovered fields(1)	15	16	33	24	16
Crude oil	0	2	11	8	3
Natural gas	15	14	22	16	13
Crude oil and natural gas output by well (barrels per day)	923	900	880	833	774

Note:	Numbers may not total due to rounding.
(1)	Includes only fields with proved reserves.
Source:	Pemex-Exploration and Production.

The following table sets forth our lifting costs (the average amount in U.S. dollars that it costs us to extract a barrel of oil equivalent) for each of the last three years.

Average Lifting Costs Year Ended December 31,
2003	2004	2005
	(U.S. dollars per barrel)

$3.26	$3.78	$4.24

Source: Pemex-Exploration and Production.

Our lifting costs increased by 12.2% from 2004 to 2005, primarily as a result of an increase in maintenance expenses and in the average cost of gas used for pneumatic pumping, from U.S. $5.39 per million cubic feet in 2004 to U.S. $7.20 per million cubic feet in 2005, as well as due to an increase in the volume of gas used for pneumatic pumping, from 455.2 billion cubic feet in 2004 to 455.7 billion cubic feet in 2005.

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

The total lifting cost consists of all direct and indirect costs incurred to produce oil and gas, including costs incurred to operate and maintain wells and related equipment and facilities. In addition, it includes costs of labor to operate the wells and facilities, the costs of materials, supplies and fuel consumed, including gas used for gas lifting, nitrogen and other chemicals, repair and non-capitalized maintenance costs, and other costs, such as fees for general services, a labor fund for active personnel, corporate services and indirect overhead, but excludes non-cash expenses such as reserves for depletion, amortization of capitalized well expenses, the depreciation of fixed assets, and expenses associated with the distribution and handling of hydrocarbons that are related to exploration and drilling activities.

Extensions and Discoveries

During 2005, we discovered new sources of crude oil and natural gas reserves in the Southwestern and Northeastern Marine regions, the Northern region and the Southern region. The new discoveries yielded a total of 136.8 million barrels of crude oil equivalent of proved reserves. The extensions yielded a total of 36.3 million barrels of crude oil equivalent of proved reserves.

In the Southwestern Marine region, the drilling of the Kux-1, Ichalkil-1, Sikil-1, Kach-1, Behelae-1 and Xanab-1 wells led to the addition of 47.8 million barrels of proved oil reserves, and 17.7 billion cubic feet of proved natural gas reserves. In the Northeastern Marine region, the drilling of wells did not lead to any proved natural gas reserves. The drilling of wells in the Northern region led to the addition of 419.2 billion cubic feet of proved natural gas reserves, mainly in the Veracruz sector, where Papan-1, Arquimia-101, Huace-1, Espejo-1 and Soterrillo-1 wells added 333.3 billion cubic feet of proved natural gas reserves. Other important discoveries in the Burgos basin and Poza Rica field led to the addition of 42.7 billion and 43.2 billion cubic feet of proved natural gas reserves, respectively. The Poza Rica sector also led to the addition of 7.3 million barrels of proved oil reserves. Finally, in the Southern region, the exploration activities in the Tiumut-1 and Agave-1001 wells led to the addition of 1.6 million barrels and 4.0 billion cubic feet of proved oil and natural gas reserves, respectively.

Investment in Exploration and Production

In nominal peso terms, we invested Ps. 112,863 million in exploration and production in 2005, as compared to Ps. 113,332 million in 2004, representing a 0.4% decrease in nominal terms in investment in exploration and production. An important component of our investment budget consists of projects financed under the Mexican Government’s program for PIDIREGAS. In 2005, in nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS investments totaled approximately Ps. 101,823 million, including Ps. 25,030 million in investments in the Cantarell fields, Ps. 20,635 million in the Strategic Gas Program, Ps. 16,424 million in investments in the Ku-Maloob-Zaap fields, Ps. 12,439 million for development of the Burgos natural gas fields, Ps. 7,045 million in investments in the Antonio J. Bermúdez fields, Ps. 2,344 million in investments in the Arenque fields, Ps. 2,340 million in the Jujo-Tecominoacán fields and Ps. 2,266 million in investments in the Chuc fields. During 2005, the investments in these eight projects amounted to 86.9% of all PIDIREGAS investments in exploration and production. The remaining 13.1% amounted to Ps. 13,300 million in nominal terms, which was invested in the 19 remaining projects, 18 of which were commenced in 2002. The Cantarell, Strategic Gas Program, Ku-Maloob-Zaap, Burgos, Antonio J. Bermúdez, Arenque, Jujo-Tecominoacán and Chuc PIDIREGAS are described below.

Cantarell. In nominal peso terms, Pemex-Exploration and Production invested Ps. 23,011 million in 2003, Ps. 27,240 million in 2004 and Ps. 25,030 million in 2005 in the development of the Cantarell reservoirs in the Marine region. For 2006, we have budgeted Ps. 19,319 million for Cantarell investments. By the end of 2006, we expect our investments in the Cantarell project to total approximately U.S. $20.0 billion.

On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell oil and natural gas field to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant cost approximately Ps. 10,131 million in nominal terms. Pursuant to the terms of the agreement, the consortium has legal ownership of the plant, and Pemex-Exploration and Production has committed to buy from the consortium 1.2 billion cubic feet per day of nitrogen for a period of 15 years. The plant began operations in 2000. During 2005, Pemex-Exploration and Production paid approximately U.S. $173 million under this contract for a total volume of approximately 413 billion cubic feet of nitrogen. In 2006, Pemex-Exploration and Production expects to pay approximately U.S. $186 million under this contract for a total volume of approximately 466 billion cubic feet of nitrogen. This amount includes the addition of a fifth module to the nitrogen plant, which should increase its production capacity by approximately 300 million cubic feet per day, in order to reach a total nitrogen production of approximately 1.5 billion cubic feet per day. We plan to inject approximately 1.07 billion cubic feet per day into the Cantarell reservoirs in 2007 and 0.93 billion cubic feet per day from 2008 to 2016. After 2016, we will gradually reduce the amount of nitrogen we inject into the Cantarell reservoirs and the excess nitrogen will be injected in other fields in the Marine region. We expect this project will increase our crude oil recovery rates by injecting nitrogen into the Cantarell reservoirs, which should help maintain pressure during crude oil extraction. By maintaining favorable crude oil recovery rates at Cantarell, we expect that the injection program will yield long-term benefits, including increasing the productive life of the wells and the volume of oil recovered. In the event that the agreement is rescinded due to a cause imputed to us, we will be obligated under the agreement to purchase the nitrogen production plant, with an estimated value of approximately U.S. $392 million as of December 31, 2005.

Strategic Gas Program. In 2001, Pemex-Exploration and Production initiated a nine-year, U.S. $8,105 million investment project named the Strategic Gas Program. Our total projected investment for the program increased from Ps. 18,079 million in 2003 to Ps. 23,413 million in 2004 and decreased to Ps. 20,635 million in 2005. During this period, we initiated three new exploratory projects: Integral Tampico Misantla Sur de Burgos, Veracruz Marino and Cazones. The purpose of the program is to increase Mexico’s supply of natural gas and develop a reserve that will satisfy the domestic demand for natural gas, thereby reducing future reliance on imports. Field development and optimization of production will represent 59% of investments, with the goal of increasing the production of natural gas to 2,890 million cubic feet per day by 2015. Exploration activities will represent 34% of investments with the goal of increasing proved reserves in twelve different exploratory natural gas and integral gas projects. Finally, development of newly discovered fields will represent 7% of the investment amount. In nominal peso terms, Pemex-Exploration and Production invested Ps. 20,635 million in the program in 2005, as compared with Ps. 23,413 million in 2004. For 2006, we expect to invest Ps. 16,566 million, which would bring our total investment in the program to approximately U.S. $8.2 billion through December 31, 2006. During the period from 2001 to 2005, average production was 715 million cubic feet per day of natural gas. Since 2001, 142 exploratory wells demonstrated offshore and onshore gas potential, resulting in a 37% exploratory success ratio. During 2005, three fields were discovered: Espejo and Papan in the Veracruz basin (onshore), and Xanab, in the Marine province of Coatzacoalcos.

Ku-Maloob-Zaap. The Ku-Maloob-Zaap project is one of the main producers of heavy crude oil and plays an important part in the production of the Maya crude oil mix. In order to maintain our volume of production, this project plans to increase the drilling of wells and to implement pressure maintenance systems. In nominal peso terms, we invested Ps. 3,072 million in 2003, Ps. 10,222 million in 2004 and Ps. 16,424 million in 2005 in the Ku-Maloob-Zaap project. For 2006, we anticipate that our investments in this project will reach Ps. 20,811 million and that our total accumulated investments will reach approximately U.S. $4.2 billion. The pressure maintenance project, which will be implemented beginning in 2007, is expected to reach an average nitrogen injection rate of 400 million cubic feet per day while the project is operational, by taking advantage of the fifth module to be added to the Cantarell nitrogen cryogenic plant.

Burgos. In 1997, Pemex-Exploration and Production initiated a 15-year project to develop the Burgos natural gas fields in Northern Mexico, which accounted for 11% of our total natural gas production in 1997. We expect that the Burgos project will better enable us to meet increasing domestic demand for natural gas and thereby reduce our imports of natural gas in the future. Three major turn-key contracts have been awarded to Dowell-Schlumberger México (worth U.S. $108 million), Industrial Perforadora de Campeche, S.A. de C.V. (worth U.S. $96.4 million) and Halliburton International Inc. (worth U.S. $71 million) for this project. From 2002 to 2005, exploration activities and reclassification of reserves in the Burgos area increased estimated proved reserves by 25.5 million barrels of oil equivalent, and production in this period was 297.0 million barrels of oil equivalent. During 2005, reserves decreased by 23.2 million barrels of oil equivalent, from 427.8 million barrels of oil equivalent in 2004 to 404.6 million barrels of oil equivalent in 2005. In nominal peso terms, we invested Ps. 10,995 million in 2003, Ps. 16,344 million in 2004 and Ps. 12,439 million in 2005 in the Burgos project. For 2006, we anticipate that our investments in this project will amount to Ps. 11,969 million and that our total accumulated investments will reach approximately U.S. $8.5 billion.

Antonio J. Bermúdez. In 2002, we began investing in the Antonio J. Bermúdez project, the main PIDIREGAS project in the Southern region. This project is designed to accelerate reserve recovery, as well as increase the recovery factor by drilling additional wells and implementing a pressure maintenance system. In nominal peso terms, we invested Ps. 3,622 million in 2003, Ps. 6,270 million in 2004 and Ps. 7,045 million in 2005 in the Antonio J. Bermúdez project. For 2006, we anticipate that our investments in this project will amount to Ps. 5,488 million and that our total accumulated investments will reach approximately U.S. $2.1 billion. The pressure maintenance project is expected to be implemented beginning in 2007, through the injection of 190 million cubic feet per day of nitrogen supplied by a modular plant to be constructed near the field.

Arenque. In 2002, Pemex-Exploration and Production initiated this project to recover light crude oil reserves with high gas-oil relation. The Arenque project includes drilling and secondary recovery processes, as well as exploratory studies. In nominal peso terms, we invested Ps. 1,089 million in 2003, Ps. 2,274 million in 2004 and Ps. 2,344 million in 2005 in the Arenque project. In 2006, we expect to invest Ps. 1,534 million in this project, bringing our total investment in the Arenque Project to approximately U.S. $697 million.

Jujo-Tecominoacán. This field is the second largest crude oil producer in the Southern region and has been exploited by Pemex-Exploration and Production since 1980. Our investments in the Jujo-Tecominoacán fields since 2002 are designed to slow the decrease in oil production in recent years, by drilling additional wells and implementing maintenance programs. In nominal peso terms, we invested Ps. 1,668 million in 2003, Ps. 1,699 million in 2004 and Ps. 2,340 million in 2005 in the Jujo-Tecominoacán project. In 2006, we expect to invest Ps. 1,928 million in this project, bringing our total investment in the Jujo-Tecominoacán Project to approximately U.S. $0.7 billion. We plan to convert a production well into an injection well in 2006. In 2007, we expect to begin injecting nitrogen supplied by a modular plant to be constructed near the field, at a volume of 90 million cubic feet per day, in order to maintain the field’s pressure.

Chuc. The Chuc project is part of an integrated strategy of light crude oil production in the Southwestern Marine region. It is part of the operating and maintenance of the Pol-A facility and water injection complexes. In nominal peso terms, we invested Ps. 1,753 million in 2003, Ps. 4,152 million in 2004 and Ps. 2,266 million in 2005 in the Chuc project. In 2006, we expect to invest Ps. 2,506 million in this project and anticipate that our total accumulated investments will reach approximately U.S. $1,042 million.

Non-PIDIREGAS Investments. In addition to PIDIREGAS investments, Pemex-Exploration and Production makes non-PIDIREGAS investments called Recursos Propios (Proprietary Funds) or Inversiones Programables (Programmed Investments), authorized by the Ministry of Finance and Public Credit and the Mexican Congress. In nominal peso terms, in 2005, non-PIDIREGAS investments of Pemex-Exploration and Production totaled Ps. 11,040 million, of which Ps. 6,018 million, or 54.5%, was invested in strategic projects and Ps. 5,022 million, or 45.5%, in general operating improvements. Our investments consisted of Ps. 1,812 million in oil and gas exploration and Ps. 9,228 million in general field development and facilities.

2006 Exploration and Production Investment Budget. For 2006, Pemex-Exploration and Production anticipates investing Ps. 6,004 million in non-PIDIREGAS expenditures. Approximately Ps. 242 million, or 4.0% of this amount, is to be allocated to investments in projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1999 to 2005. Approximately Ps. 5,762 million, or 96.0%, will be allocated to operating projects as well as to projects relating to maintenance facilities, industrial safety and environmental projects. In addition to these non-PIDIREGAS investments, the 2006 budget includes all of the 27 on-going PIDIREGAS strategic exploration and production projects for a total PIDIREGAS budget of approximately Ps. 91,667 million. This amount includes Ps. 20,811 million for Ku-Maloob-Zaap, Ps. 19,319 million for Cantarell, Ps. 16,566 million for the Strategic Gas Program, Ps. 11,969 million for Burgos, Ps. 5,488 million for Antonio J. Bermúdez and Ps. 17,514 million for the other PIDIREGAS projects.

Exploration and Production Investment Trends. From 2001 to 2004, our investments in exploration increased significantly. In nominal peso terms, in 2005, we invested Ps. 14,653 million, or 13.0% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 32.4% decrease from the Ps. 21,664 million, or 19.1% of the total capital expenditures of Pemex-Exploration and Production, invested in exploration activities in 2004. In 2005, we invested Ps. 75,794 million in nominal terms, or 67.2% of the total capital expenditures for Pemex-Exploration and Production in development activities, which represents a 9.6% increase from the amount invested in development activities in 2004, with the remaining investments directed towards major maintenance of production facilities. In 2004, we invested Ps. 69,129 million in nominal terms, or 61.0% of the total capital expenditures for Pemex-Exploration and Production, in development activities. The remaining investments are directed towards major maintenance in production facilities.

In 2006, we have budgeted Ps. 69,790 million, or 71.5% of total capital expenditures, for the development activities of Pemex-Exploration and Production, which represents a 7.9% decrease in nominal terms from 2005. For exploration activities, we have budgeted Ps. 10,854 million, or 11.1% of total capital expenditures, which represents a 25.9% decrease in nominal terms from the amounts that Pemex-Exploration and Production invested in development and exploration activities, respectively, in 2005, and a 13.5% decrease in overall investment. In 2007, we expect to spend Ps. 12,993 million, or 10.1% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 19.7% increase in nominal terms from the amount projected for 2006. In 2008, we expect to spend Ps. 11,238 million, or 10.8% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 13.5% decrease in nominal terms from the amount projected for 2007. In 2009, we expect to spend Ps. 9,852 million, or 10.5% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 12.3%

decrease in nominal terms from the amount projected for 2008. These estimates are subject to the approval of the Mexican Congress of our budget for each year.

Capital expenditures for Pemex-Exploration and Production as a percentage of PEMEX’s total capital expenditures have been increasing in recent years, from 84.9% in 2001 to 88.9% in 2005; however, this trend will reverse slightly in upcoming years, with capital expenditures for Pemex-Exploration and Production as a percentage of PEMEX’s total capital expenditures declining to 82.0% in 2006 and 76.9% in 2007.

The following table sets forth our capital expenditures related to exploration, development and maintenance during the five years ended December 31, 2005, and the budget for such expenditures for 2006.

Exploration, Development and Maintenance Capital Expenditures for 2000-2005

	Year ended December 31,(1)
	2001		2002		2003		2004		2005		Budget 2006(2)
	(millions of nominal pesos)
Exploration	Ps.	4,186	Ps.	8,552	Ps.	16,411	Ps.	21,664	Ps.	14,653	Ps.	10,854
Development		32,504		32,630		44,577		69,129		75,794		69,790
Maintenance		16,756		21,817		27,389		22,539		22,416		17,027

Total	Ps.	53,446	Ps.	63,000	Ps.	88,380	Ps.	113,332	Ps.	112,863	Ps.	97,671

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.

The following table sets forth our estimated capital expenditures budget for exploration, development and maintenance for 2006 through 2009:

Estimated Exploration, Development and Maintenance Capital Expenditures for 2006-2009

	Year ended December 31,(1)
	2006(2)		2007		2008		2009
	(millions of nominal pesos)
Exploration(3)	Ps.	10,854	Ps.	12,993	Ps.	11,238	Ps.	9,852
Development(3)		69,790		91,583		74,253		66,437
Maintenance(3)		17,027		24,589		18,092		17,738

Total	Ps.	97,671	Ps.	129,164	Ps.	103,583	Ps.	94,027

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.
(3)	Estimated budgets for 2007 through 2009 are based on amounts authorized by the Ministry of Finance and Public Credit for projects in 2006.

Financed Public Works Contracts

Our Financed Public Works Contracts program, or FPWC, previously know as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program is to provide a contractual framework that promotes an efficient execution of public works, in order to increase Mexico’s hydrocarbons production. The FPWC are public works contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Pemex-Exploration and Production retains the rights and title to all hydrocarbons produced and works performed under each FPWC, as all works are performed on behalf of Pemex-Exploration and Production.

The invitation for bids for the two rounds of FPWC bidding, corresponding to works and services necessary for non-associated natural gas production in eight blocks in the Burgos basin, occurred in July 2003 and in the second half of 2004, respectively. The following table summarizes the results of those rounds.

Block	Signature date	Contractor	Contract amount (in millions of U.S. dollars)
Reynosa-Monterrey	November 14, 2003	Repsol Exploración México, S.A. de C.V.		$2,437

Cuervito	November 21, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		260

Misión	November 28, 2003	Servicios Múltiples de Burgos, S.A. de C.V., a consortium comprised by Tecpetrol (a subsidiary of Techint Group) and Industrial Perforadora de Campeche. S.A. de C.V.		1,036

Fronterizo	December 8, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		265

Olmos	February 9, 2004	Lewis Energy México, S. de R.L. de C.V.		344

Pandura-Anáhuac	December 9, 2004	Industrial Perforadora de Campeche S.A. de C.V. and Compañía de Desarrollo y Servicios Petroleros, S.A. de C.V.		900

Pirineo	March 23, 2005	Monclova Pirineo Gas, S. de R.L. de C.V., a consortium comprised by Constructora Industrial Monclova, Materiales la Gloria, Alianz Petroleum, Steel Serv., Suelopetrol, NCT, Estudios y Proyectos and Petrotesting Colombia		645

		Total	U.S.$	5,887

Source: Pemex-Exploration and Production.

On February 8, 2005, we announced that the companies that had acquired bidding documents for the Ricos block chose not to submit final proposals. The contract for the Monclova block was awarded on February 17, 2005 to a consortium comprised by Hullera Mexicana, Energy Milenium, Andrews Technologies de México, Yuma Exploration and Production Inc. and Aries Operating L.P.; however, the contract was not signed due to disagreements among the members of the consortium not attributable to Pemex-Exploration and Production. No other public bidding was held in 2005. As of December 31, 2005, seven contracts had been awarded under the FPWC program, for a total amount of U.S. $5,887 million.

During 2005, through the FPWC program, among other projects, 65 wells were drilled, 60 of those wells were completed and 511 square kilometers of three-dimensional seismic information was acquired. The projects carried out in 2005 represented an investment of approximately U.S. $113 million. At the end of 2005, natural gas production in the seven blocks listed in the table above reached 118 million cubic feet per day.

During 2005, the Auditoría Superior de la Federación (the Supreme Auditor of the Federation, which we refer to as the ASF), an entity of the Mexican Congress, recommended that before proceeding with future FPWC bidding rounds for non-associated natural gas projects in the Burgos basin, the scope of the terms “exploration” and “exploitation” be clarified and, if necessary, redefined under the Regulatory Law. After conducting the appropriate legal analysis, we clarified the terminology used in the FPWC and in May 2006, we were notified that all observations made by the ASF regarding the FPWC program had been resolved. We expect to carry out further FPWC rounds in the near future once the appropriate technical information is duly integrated.

There are two pending claims related to the FPWC program. See “Item 8—Financial Information—Legal Proceedings—Civil Actions.”

Crude Oil Production

In 2005, we produced an average of 3,333 thousand barrels per day of crude oil, 1.5% lower than our average daily production in 2004 of 3,383 thousand barrels per day of crude oil. The decrease was mainly due to adverse weather conditions, in particular hurricanes Emily and Wilma, which did not cause any damage to our infrastructure but caused decreases in our production of heavy crude oil of 71 thousand barrels per day, 2.9% lower than the average daily production in 2004, as a result of temporary shut-downs and inventory accumulations. This decrease in average daily production was partially offset by an increase in light and extra-light crude oil production of 21 thousand barrels per day, or 2.3%, as compared to 2004, due to the progress in the completion and workover of wells at the Bellota-Jujo, Samaria-Luna and Litoral de Tabasco complexes.

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

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2005, 71.6% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 28.4% consisted of light and very light crudes. The Marine region yields mostly heavy crude oil (84.7% of this region’s production in 2005), although significant volumes of light crude oil are also produced (15.3% of this region’s production). The Southern region yields mainly light and very light crudes (together, 95.8% of this region’s production), and the Northern region yields a mixture of both heavy crude oil (42.4% of this region’s production in 2005) and light and very light crudes (57.6% of this region’s production in 2005).

The following table sets forth our annual crude oil production rates for the five years ended December 31, 2005.

	Year Ended December 31,					2005 vs. 2004
	2001	2002(1)	2003	2004	2005
	(in thousands of barrels per day)					(%)
Marine region
Heavy crude oil	1,953.7	2,127.1	2,380.9	2,412.3	2,330.8	(3.4)
Light crude oil	586.2	476.7	433.0	416.7	422.5	1.4

Total	2,539.9	2,603.8	2,813.9	2,829.0	2,753.3	(2.7)
Southern region(1)
Heavy crude oil	—	6.2	6.4	7.1	20.8	193.0
Light crude oil	508.7	492.2	476.9	465.6	475.7	2.2

Total	508.7	498.4	483.3	472.7	496.6	5.1
Northern region
Heavy crude oil	43.3	40.3	38.0	38.6	35.4	(8.3)
Light crude oil	35.2	34.6	35.6	42.6	48.1	12.9

Total	78.5	74.9	73.6	81.2	83.5	2.8

Total heavy crude oil	1,997.0	2,173.7	2,425.4	2,458.0	2,387.0	(2.9)
Total light crude oil	1,130.1	1,003.5	945.5	924.9	946.4	2.3

Total crude oil	3,127.0	3,177.1	3,370.9	3,382.9	3,333.3	(1.5)

Note:	Numbers may not total due to rounding.
(1)	As of year 2002, certain crude oil types previously classified as very light crude oil were reclassified as light crude oil in the Southern region.
Source:	Pemex-Exploration and Production

In 2005, the Marine region’s offshore facilities, which are located in the Campeche Sound in the Gulf of Mexico, produced 82.6% of Pemex-Exploration and Production’s total crude oil production. Approximately 14.9% of crude oil production came from onshore facilities in the Southern region. Inland facilities in the Northern region accounted for the remaining 2.5% of total crude oil production. Due to the high productivity of certain wells, 23 fields accounted for 90.0% of Pemex-Exploration and Production’s total crude oil production in 2005.

The Marine region is an area of approximately 21,000 square kilometers in the Campeche Sound in the Gulf of Mexico. Our production area covers 9,000 square kilometers of the Marine region. We began geophysical operations in this region in 1972, commenced drilling in 1974 and began production in June 1979. In 2005, the average production level for this region was 2,753.3 thousand barrels per day. The Marine region’s production area includes 29 oil fields that are less than 100 meters below sea level and have an average well depth of 3,500 meters.

The Southern region covers an area of approximately 23,000 square kilometers, with our production area in this region comprising 9,000 square kilometers in the states of Chiapas and Tabasco. In 2005, production in the Southern region totaled 496.6 thousand barrels per day. This production area included 84 oil fields with an average well depth of 5,500 meters.

The Northern region, including the continental shelf area in the Gulf of Mexico, covers an area of approximately 2 million square kilometers. Our production area in this region is located in the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and the continental platform in the Gulf of Mexico. In 2005, production in the Northern region totaled 83.5 thousand barrels of crude oil per day and 1,835 million cubic feet of natural gas per day. This production area included 244 oil fields with an average well depth of 2,100 meters.

Production by Fields

We conduct exploration, production and development activities in fields throughout Mexico. Mexico’s main fields are described below.

Cantarell Complex. Cantarell is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch and Sihil fields, which extend over an area of 162 square kilometers. The Akal field is considered one of the last giant oil fields in the world discovered in the past 20 years. As of December 31, 2005, there were a total of 413 wells drilled, 208 of which were producing. During 2005, the complex was the most important producer of crude oil in Mexico, averaging 2.0 million barrels per day of crude oil and 759.2 million cubic feet per day of natural gas. As of December 31, 2005, cumulative production was 11,554.1 million barrels of crude oil and 4.7 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 5,146.7 million barrels of crude oil and 3.0 trillion cubic feet of natural gas as of December 31, 2005. Total proved reserves were 5.9 billion barrels of crude oil equivalent as of December 31, 2005, of which 5.0 billion were developed.

Ku-Maloob-Zaap Complex. This complex of fields is located off the coast of Campeche in Mexican territorial waters in the Gulf of Mexico. This is Mexico’s third most important complex of fields in terms of total remaining hydrocarbon reserves. It is composed of the Ku, Maloob and Zaap fields, and extends over an area of 121 square kilometers. As of December 31, 2005, there were a total of 77 wells drilled, 62 of which were producing. In terms of crude oil production, this complex was the second most important in Mexico, producing an average of 319.0 thousand barrels of crude oil and 166.4 million cubic feet of natural gas per day in 2005. As of December 31, 2005, cumulative production was 2.0 billion barrels of crude oil and 1.1 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 1.7 billion barrels of crude oil and 1.1 trillion cubic feet of natural gas as of December 31, 2005. Total proved reserves were 2.1 billion barrels of crude oil equivalent as of December 31, 2005, of which 1.0 billion were developed.

Abkatún-Pol-Chuc Complex. This area is made up of three fields in the Southwestern offshore region which extend over an area of 198 square kilometers. As of December 31, 2005, there were a total of 197 wells drilled, 6 of which were injectors. Currently, there are 45 producing wells. During 2005, the complex was the third most important crude oil producer, averaging 164.3 thousand barrels of crude oil and 165.4 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 3.8 billion barrels of crude oil and 3.5 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 206.6 million barrels of crude oil and 230.6 billion cubic feet of natural gas as of December 31, 2005. Total proved reserves were 255.4 million barrels of crude oil equivalent as of December 31, 2005, of which 252.2 million were developed.

Antonio J. Bermúdez Complex. This complex of fields is the largest crude oil producer in the Southern region and the fourth largest in Mexico. It consists of the Samaria, Cunduacán, Oxiacaque, Iride, Platanal and Carrizo fields and covers an area of 192 square kilometers. As of December 31, 2005, there were a total of 420 wells drilled, 104 of which were producing. During 2005, the complex produced an average of 150.1 thousand barrels of crude oil and 284.3 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 2.6 billion barrels of crude oil and 3.6 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 1.4 billion barrels of crude oil and 2.9 trillion cubic feet of natural gas. Total proved reserves were 2.1 billion barrels of crude oil equivalent as of December 31, 2005, of which 1.3 billion were developed.

Caan Field. This field is located in the Southwestern offshore region and covers an area of 46 square kilometers. As of December 31, 2005, there were a total of 42 wells drilled, 24 of which were producing. During 2005, the field was the fifth most important crude oil producer, averaging 97.8 thousand barrels of crude oil and 206.5 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 750.4 million barrels of crude oil and 1.3 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 96.2 million barrels of crude oil and 331.6 billion cubic feet of natural gas as of December 31, 2005. Total proved reserves were 171.0 million barrels of crude oil equivalent as of December 31, 2005, all of which were developed.

Puerto Ceiba Field. This field was the first crude oil producer in the Southern region and in 2005 was the sixth largest producer in Mexico, covering an area of 41.2 square kilometers. As of December 31, 2005, there were 41 wells drilled in the field, 15 of which were producing. During 2005, this field produced an average of 77.3 thousand barrels of crude oil and 51.5 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 115.3 million barrels of crude oil and 75.4 billion cubic feet of natural gas. Proved hydrocarbon reserves in this field totaled 116.3 million barrels of crude oil and 77.7 billion cubic feet of natural gas as of December 31, 2005. Total proved reserves were 131.8 million barrels of crude oil equivalent as of December 31, 2005, of which 84.2 million were developed.

Jujo-Tecominoacán Field. This field is the second largest crude oil producer in the Southern region and the seventh largest producer in Mexico and covers an area of 74 square kilometers. As of December 31, 2005, there were a total of 121 wells drilled, 55 of which were producing. During 2005, the field produced an average of 72.0 thousand barrels of crude oil and 88.0 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 1.0 billion barrels of crude oil and 1.1 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 533.6 million barrels of crude oil and 1.3 trillion cubic feet of natural gas. Total proved reserves were 868.8 million barrels of crude oil equivalent as of December 31, 2005, of which 586.3 million were developed.

Delta del Grijalva Project. In terms of production, this project is the fourth most important in the Southern region and the eighth most important in Mexico. It includes the fields of Caparroso-Pijije-Escuintle, Escarbado, Luna-Palapa, Sen and Tizón. During 2005, the fields produced an average of 45.3 thousand barrels of crude oil and 154.6 million cubic feet of natural gas per day. The most important producers are Sen, Luna-Palapa and Caparroso-Pijije-Escuintle.

•	Sen. This field covers an area of 41 square kilometers. As of December 31, 2005, there were a total of 33 wells drilled, 12 of which were producing. During 2005, the field produced an average of 18.8 thousand barrels of crude oil and 46.6 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 184.2 million barrels of crude oil and 506.2 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 54.6 million barrels of crude oil and 139.4 billion cubic feet of natural gas. Total proved reserves were 88.2 million barrels of crude oil equivalent as of December 31, 2005, of which 56.9 million were developed.

•	Luna-Palapa. This field covers an area of 17 square kilometers. As of December 31, 2005, there were a total of 42 wells drilled, 7 of which were producing. During 2005, the field produced an average of 3.6 thousand barrels of crude oil and 25.2 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 116.0 million barrels of crude oil and 648.5 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 2.8 million barrels of crude oil and 13.3 billion cubic feet of natural gas. Total proved reserves were 6.0 million barrels of crude oil equivalent as of December 31, 2005, all of which are developed.

•	Caparroso-Pijije-Escuintle. This field covers an area of 16.6 square kilometers. As of December 31, 2005, there were a total of 34 wells drilled, 12 of which were producing. During 2005, the field produced an average of 16.5 thousand barrels of crude oil and 50.7 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 116.6 million barrels of crude oil and 339.2 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 43.5 million barrels of crude oil and 132.3 billion cubic feet of natural gas. Total proved reserves were 75.4 million barrels of crude oil equivalent as of December 31, 2005, 58.2 million of which were developed.

Paleocanal de Chicontepec. This complex of fields (which we refer to as Chicontepec) is part of the Northern region of our operations and is divided into 29 areas, which extend over an area of 3,731 square kilometers. As of December 31, 2005, there were a total of 1,397 wells drilled, 513 of which were producing. During 2005, Chicontepec produced an average of 24.1 thousand barrels of crude oil and 27.3 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 133.2 million barrels of crude oil and 231.7 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 488.1 million barrels of crude oil and 0.7 trillion cubic feet of natural gas as of December 31, 2005. Total proved reserves were 635.5 million barrels of crude oil equivalent as of December 31, 2005, of which 136.0 million were developed.

Burgos Project. The Burgos fields of northern Mexico produced an average of 1.2 billion cubic feet of natural gas per day in 2005. This complex of fields is the largest producer of non-associated gas in Mexico. The most important producers are the Arcabuz-Culebra, Cuitláhuac and Arcos fields.

•	Arcabuz-Culebra. This field covers an area of 380 square kilometers. As of December 31, 2005, there were a total of 704 wells drilled in this area, 533 of which were producing. During 2005, the field produced an average of 237.5 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 1,324.7 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 286.7 billion cubic feet of natural gas, of which 179.0 billion were developed.

•	Cuitláhuac. This field covers an area of 190 square kilometers. As of December 31, 2005, there were a total of 314 wells drilled in this area, 218 of which were producing. During 2005, the field produced an average of 116.3 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 436.6 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 152.2 billion cubic feet of natural gas, of which 128.9 billion were developed.

•	Arcos. This field covers an area of 45 square kilometers. As of December 31, 2005, there were a total of 176 wells drilled in this area, 143 of which were producing. During 2005, the field produced an average of 92.9 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 515.1 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 69.7 billion cubic feet of natural gas, of which 61.3 billion were developed.

Muspac Field. Muspac is the most important gas producer in the Southern region and the fourth most important in the country, covering an area of 17 square kilometers. As of December 31, 2005, there were a total of 31 wells drilled, 17 of which were producing. During 2005, the field produced an average of 1.8 thousand barrels of crude oil and 115.0 million cubic feet of natural gas per day. As of December 31, 2005, cumulative production was 73.1 million barrels of crude oil and 1.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 5.8 million barrels of crude oil and 450.0 billion cubic feet of natural gas as of December 31, 2005. Total proved reserves were 115.9 million barrels of crude oil equivalent as of December 31, 2005, all of which were developed.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2005, this pipeline network consisted of approximately 34,082 kilometers of pipe, of which 3,070 kilometers were located in the Marine region, 11,583 kilometers were located in the Southern region and 19,429 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Transportation and Distribution” below.

Crude Oil Sales

During 2005, domestic consumption of crude oil amounted to approximately 1,487 thousand barrels per day, which represented 45% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—International Trading” below. Maya crude oil accounted for 83% of exported crude oil volume sold by PMI in 2005, but only 45% of domestic consumption.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2005 vs. 2004
	2001	2002	2003	2004	2005
	(in thousands of barrels per day)					(%)

Production	3,127.0	3,177.1	3,370.9	3,382.9	3,333.3	(1.5)

Distribution
Refineries	1,140.4	1,171.9	1,246.4	1,257.9	1,274.9	1.4
Products under processing agreements(1)	62.3	130.4	112.5	97.4	81.4	(16.4)
Petrochemicals	146.2	144.5	150.4	133.8	131.0	(2.1)
Exports	1,756.6	1,716.2	1,848.3	1,873.6	1,832.6	(2.2)

Total	3,105.6	3,163.1	3,357.6	3,362.7	3,319.9	(1.3)

Stock changes, statistical differences	21.4	14.0	13.3	20.3	13.4	(34.0)

Note:	Numbers may not total due to rounding.
(1)	Represents exports to third-party processors for re-import into Mexico.
Source:	Pemex-Exploration and Production

Due to its higher sulphur content, Maya crude oil requires extra processing and has lower refining yields than most valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Therefore, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. As a consequence of this price difference, we must continue to support the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil in less efficient refining complex configurations. We may do this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers agree to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. See “International Trading—Geographic Distribution of Export Sales” below.

Gas Flaring

The flaring of produced gas, which is the process of burning off surplus combustible vapors from a well, either as a means of disposal or as a safety measure to relieve well pressure, is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2005, gas flaring represented 3.8% of our total natural gas production, which is an increase from 2004, when gas flaring represented 3.3% of total natural gas production. This increase was mainly a result of repairs on a 48-inch natural gas pipeline that runs from the Dos Bocas Marine Terminal to the compression facilities in Cunduacán.

Refining

Refining Processes and Capacity

Pemex-Refining’s production processes include the following:

•	Atmospheric distillation. This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, kerosene, jet fuel, diesel, atmospheric gas oil and atmospheric reduced crude oil.

•	Vacuum distillation. This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil, which is produced by boiling crude oil.

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-Refining uses reforming processes to convert low-octane gasoline into higher-octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher-octane products.

•	Hydrotreatment or resid hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulphur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

•	Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulphuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•	Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naphtha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material called coke of petroleum.

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2001	2002	2003	2004	2005
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,559.0	1,540.0	1,540.0	1,540.0	1,540.0
Vacuum distillation	773.8	768.4	768.4	768.4	768.4
Cracking	375.0	395.5	395.5	374.5	374.5
Visbreaking	141.0	141.0	141.0	141.0	141.0
Reforming	268.8	301.3	301.3	301.3	301.3
Hydrotreatment	848.0	987.1	987.1	987.1	987.1
Alkylation and isomerization	138.8	143.9	143.9	143.9	143.9
Coking	—	—	100.0	100.0	100.0

Source: Base de Datos Institucional (Pemex BDI).

At the end of 2005, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula, and one topping unit located in the petrochemical complex of La Cangrejera. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulphurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2005, our refineries processed 1,284 thousand barrels per day of crude oil (195 thousand barrels at Cadereyta, 142 thousand barrels at Madero, 163 thousand barrels at Minatitlán, 197 thousand barrels at Salamanca, 293 thousand barrels at Salina Cruz and 296 thousand barrels at Tula), which consisted of 746 thousand barrels per day of Olmeca and Isthmus crude oil and 538 thousand barrels per day of Maya crude oil.

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

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined oil and natural gas products. Pemex-Refining produced 1,338 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2005, a decrease of 1.7% from 2004 levels.

The following table sets forth, by category, Pemex-Refining’s production of refined products from 2001 through 2005.

Pemex-Refining Production

	Year Ended December 31,					2005 vs. 2004
	2001	2002	2003	2004	2005
	(in thousands of barrels per day)					(%)

Refinery crude oil runs	1,251.9	1,245.4	1,285.9	1,303.4	1,284.4	(1.5)
Refined products
Liquefied petroleum gas	27.8	31.3	33.8	28.0	30.6	9.3
Gasoline
Nova (leaded)/Base	22.4	16.4	10.5	3.9	4.8	23.1
Pemex Magna	349.4	359.4	396.5	418.5	412.0	(1.6)
Pemex Premium	17.3	21.8	37.6	43.8	38.2	(12.8)
Others	1.2	0.7	0.6	0.4	0.1	(75.0)

Total	390.3	398.2	445.2	466.7	455.1	(2.5)
Kerosenes
Jet fuel	56.7	56.7	59.6	62.1	63.3	1.9
Other kerosenes	0.3	—	—	—	—	—

Total	57.0	56.7	59.6	62.1	63.3	1.9
Diesel
Pemex Diesel	266.6	246.7	290.8	319.6	312.3	(2.3)
Low sulphur diesel	1.1	0.7	0.6	—	—	—
Others	13.9	19.5	16.4	5.1	5.9	15.7

Total	281.6	266.9	307.8	324.7	318.2	(2.0)
Fuel oil	435.9	449.6	396.5	368.0	350.8	(4.7)
Other refined products
Asphalts	28.7	28.8	25.6	27.2	29.3	7.7
Lubricants	5.2	4.9	5.5	5.4	5.2	(3.7)
Paraffins	1.2	1.0	0.9	1.0	1.1	10.0
Still gas	39.0	37.4	51.3	49.9	51.9	4.0
Other refined products(1)	0.6	1.1	16.7	28.2	32.8	16.3

Total	74.7	73.3	100.1	111.7	120.2	7.6

Total refined products	1,267.3	1,275.9	1,342.9	1,361.2	1,338.3	(1.7)

Note:	Numbers may not total due to rounding.
(1)	Includes aeroflex 1-2, coke and furfural extract.
Source:	Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2005, fuel oil represented 26.2%, gasoline represented 34.0% and diesels represented 23.8% of total refined product production. Jet fuel represented 4.7% and liquefied petroleum gas represented 2.3% of total production of refined products in 2005. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, over the past several years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) in relation to leaded gasoline. All of our automotive gasoline production now consists of unleaded gasoline. In addition, we introduced new environmentally sound products such as Pemex Diesel, with 0.05% sulphur content. The share of Pemex Diesel as a percentage of total diesel produced by Pemex-Refining has increased from 95% in 2001 to 98% in 2005. We also promote liquefied petroleum gas as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

Over the five years ended December 31, 2005, the value of Pemex-Refining’s domestic sales of refined products was as follows:

Value of Domestic Sales(1)

	Year Ended December 31,										2005 vs. 2004
	2001		2002		2003		2004		2005
	(in millions of constant pesos at December 31, 2005)(2)										(%)
Oil Products
Gasoline
Pemex Magna	Ps.	74,152.3	Ps.	66,637.1	Ps.	89,643.8	Ps.	121,303.2	Ps.	150,793.1	24.3
Pemex Premium		13,276.8		14,447.3		20,358.0		28,510.7		33,857.6	18.8
Aviation fuels		137.0		145.7		144.3		123.7		172.0	39.0
Others		212.7		142.7		94.0		93.9		61.2	(34.8)

Total		87,778.8		81,372.7		110,240.2		150,031.5		184,883.9	23.2
Kerosenes
Jet fuel		6,936.8		6,037.4		8,013.9		11,316.1		16,241.3	43.5
Other kerosenes		152.6		154.6		127.5		134.8		147.4	9.3

Total		7,089.4		6,192.0		8,141.4		11,450.8		16,388.7	43.1
Diesel
Pemex Diesel		33,684.3		29,553.8		40,506.2		53,398.1		67,014.4	25.5
Others		7,574.1		5,602.7		9,054.8		10,123.8		11,722.1	15.8

Total		41,258.6		35,156.4		49,561.0		63,521.9		78,736.5	24.0
Fuel oil
Total		33,762.1		31,046.6		34,251.0		32,579.6		39,520.7	21.3
Other refined products
Industrial gas oil		11.3		—		—		—		—	—
Asphalts		1,848.1		2,106.3		2,554.4		2,953.0		3,538.3	19.8
Lubricants		1,230.9		994.2		1,249.0		1,286.5		1,536.3	19.4
Paraffins		172.4		142.8		132.7		149.5		201.3	34.6
Others(3)		0.6		1.2		26.7		33.7		46.7	38.6

Total		3,263.3		3,244.3		3,962.8		4,422.7		5,322.6	20.3

Total Oil Products	Ps.	173,152.2	Ps.	157,012.2	Ps.	206,156.3	Ps.	262,006.7	Ps.	324,852.4	24.0

Petrochemicals(4)	Ps.	839.4	Ps.	636.3	Ps.	1,017.2	Ps.	1,743.9	Ps.	2,071.9	18.8

Notes:	Numbers may not total due to rounding.
(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” below.
(2)	Figures have been restated to constant pesos as of December 31, 2005, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2005. For the five years ended December 31, 2005, the inflation factor is the average inflation rate for each of these years.
(3)	Includes aeroflex 1-2, coke and furfural extract. Since 2003, figure also includes sales of coke from the coker at the Cadereyta refinery, which started operating in 2003.
(4)	These are petrochemical products produced at refineries operated by Pemex-Refining.
Source:	Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 78% of our fuel oil production during 2005 pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we have agreed to supply to the Federal Electricity Commission decreased from 270,000 barrels of fuel oil per day to 230,285 barrels of fuel oil per day, in accordance with the supply capacity of Pemex-Refining and the reduced requirements of the Federal Electricity Commission under its program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulphur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2005, this volume discount amounted to approximately 1.2% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2005 was Ps. 30,000 million and represented 9.2% of our total revenues from domestic sales of refined products.

Our domestic sales of refined oil products increased by 24.0% in value, or Ps. 62,845.7 million, in 2005, as compared to 2004 levels. This increase was due primarily to a 22.6% average increase in international prices of refined products, as well as a 4.8% increase in domestic sales volumes and increased sales of products with greater added value. For example, the average price of automotive gasoline increased by 21.0%, the average price of automotive diesel increased by 21.5% and the average price of jet fuel increased by 46.4%.

The volume of our domestic gasoline sales in 2005 increased by 5.6%, from 636.7 thousand barrels per day in 2004 to 672.1 thousand barrels per day in 2005. The volume of our domestic diesel sales increased by 5.7%, from 302.7 thousand barrels per day in 2004 to 320.1 thousand barrels per day in 2005. The volume of our domestic sales of fuel oil increased by 2.4%, from 332.5 thousand barrels per day in 2004 to 340.6 thousand barrels per day in 2005, primarily due to the higher demand from the Federal Electricity Commission, in spite of its program of substitution of fuel oil with natural gas.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2005 was distributed as follows:

Volume of Domestic Sales

	Year Ended December 31,					2005 vs. 2004
	2001	2002	2003	2004	2005
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Oil Products
Gasoline
Pemex Magna	476.5	476.5	500.2	525.5	559.6	6.5
Pemex Premium	73.9	88.5	100.1	110.4	111.7	1.2
Aviation fuels	0.4	0.4	0.4	0.4	0.5	25.0
Others	1.0	0.8	0.4	0.4	0.3	(25.0)

Total	551.8	566.2	601.2	636.7	672.1	5.6
Kerosenes
Jet fuel	55.3	53.3	54.2	57.8	58.7	1.6
Other kerosenes	0.8	0.8	0.7	0.7	0.8	14.3

Total	56.1	54.1	54.9	58.5	59.5	1.7
Diesel
Pemex Diesel	226.4	228.0	240.7	255.4	273.4	7.0
Others	49.4	42.7	54.0	47.3	46.7	(1.3)

Total	275.8	270.7	294.7	302.7	320.1	5.7
Fuel oil
Total	474.9	406.2	354.6	332.5	340.6	2.4
Other oil products
Industrial gas oil	0.0	—	—	—	—	—
Asphalts	20.9	21.6	22.2	24.5	26.9	9.8
Lubricants	5.5	5.2	5.7	5.7	5.7	0.0
Paraffins	1.2	1.1	1.0	1.1	1.1	0.0
Others(1)	0.4	1.3	22.8	28.4	31.2	9.9

Total	28.0	29.1	51.7	59.7	64.8	8.5

Total oil products	1,386.7	1,326.2	1,357.1	1,390.0	1,457.1	4.8

Petrochemicals(2)	301.6	235.3	272.3	286.0	289.0	1.0

Note:	Numbers may not total due to rounding
(1)	Includes aeroflex 1-2, coke and furfural extract. Since 2003, figure also includes sales of coke from the coker at the Cadereyta refinery, which started operating in 2003.
(2)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.
Source:	Pemex BDI.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout the country. Our efforts to build and enhance our brands have also progressed during the past four years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities and technical assistance in the development of marketing and customer service programs. At the end of 2005, there were 7,172 retail service stations in Mexico, of which 7,125 were privately owned and operated as franchises.

Investments

Over the last eleven years, Pemex-Refining has focused its investment program on enhancing the quality of gasoline and diesel to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crudes in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crudes we do export. In the medium-term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2005, Pemex-Refining imported approximately 163.9 thousand barrels per day of unleaded gasoline, which represented 24.4% of total domestic demand for unleaded gasoline in that year.

Non-PIDIREGAS Investments. In nominal terms, in 2005, Pemex-Refining invested Ps. 6,542 million, excluding capital expenditures related to PIDIREGAS, as compared to Ps. 4,647 million in 2004, representing a 40.8% increase. Pemex-Refining invested 27% of this total amount to expand and upgrade refineries and related installations, 13% in environmental and industrial safety projects, 41% in maintenance and rehabilitation projects and 19% in other projects and acquisitions.

Cadereyta Project. In November 1997, Pemex-Refining awarded a U.S. $1.6 billion contract to upgrade and renovate the Cadereyta refinery to Conproca, S.A. de C.V. (CONPROCA), a consortium formed by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. We expect the project to increase clean fuel production substantially, specifically gasoline and diesel, which will enable Pemex-Refining to fulfill future demand requirements in northern Mexico and comply with future environmental regulations. In November 2003, the project was certified as 99.31% complete and formally concluded. Pemex-Refining makes semi-annual amortization payments on June 15 and December 15 of each year, the first of which was a payment of U.S. $53.2 million on December 15, 2000. During 2005, Pemex-Refining made amortization payments totaling U.S. $157.4 million. Semi-annual amortization payments will continue until June 15, 2010.

Madero Project. In February 1999, Pemex-Refining awarded a U.S. $1.2 billion contract for the Madero refinery upgrading project to another consortium, PEMOPRO, S.A. de C.V., led by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The total cost of the project was U.S. $1.8 billion and involved the construction of ten new plants and the upgrading of seven others at the Madero complex in the state of Tamaulipas in northeastern Mexico. Between 1999 and 2005, the project increased the Madero refinery’s processing capacity for heavy crude oil (Maya) by 100 thousand barrels per day, increased gasoline production by 15 thousand barrels per day, increased middle distillates (diesel and jet fuel) production by approximately 10 thousand barrels per day and reduced production of high sulphur fuel oil by 22 thousand barrels per day. The project was completed on October 25, 2002. Payments on this project are due in April, June, October and December of each year. The first amortization payments of U.S. $136.5 million were made in 2003. During 2005, Pemex-Refining made amortization payments totaling U.S. $136.5 million in respect of this project. Amortization payments will continue until 2022.

Tula and Salamanca Projects. On November 11, 1999, Pemex-Refining awarded the Tula and Salamanca projects to Samsung Ingeniería Tula, S.A. de C.V. / Siemens, S.A. de C.V. and to Samsung Ingeniería México, S.A. de C.V. / Siemens AG and Siemens S.A. de C.V., respectively, through an international bidding process. These projects are dedicated exclusively to increasing gasoline quality, whereas the Cadereyta and Madero projects are dedicated to increasing heavy crude oil processing capacities through residual conversion. The construction period for the Tula and Salamanca projects lasted 29 and 34 months, respectively. Total costs were U.S. $160.5 million for the Tula project and U.S. $257.0 million for the Salamanca project. The Tula project was completed on August 27, 2002, and the Salamanca project was completed on January 9, 2003. Payments on the Tula project are due in February, April and August of each year, and payments on the Salamanca project are due in April, June, October and December of each year. The first amortization payments of U.S. $22.0 million for the Tula project and U.S. $33.6 million for the Salamanca project were made in 2003. During 2005, Pemex-Refining made amortization payments of U.S. $22.0 million and U.S.$ 33.6 million, respectively, for each of these two projects. The last payments under these two projects will be made in 2022.

Minatitlán Project. This refining project is intended to increase production of high quality gasoline and middle distillates and to improve the crude oil blend. The project consists of six bidding packages, each of which was published during 2003. Pemex-Refining awarded the first contract of Ps. 379 million to Tradeco Infraestructura S.A. de C.V. on December 8, 2003. The construction period for the first contract was originally expected to last approximately 600 days, but the project was completed in September 2005, in 689 days, due to delays in the construction. The second contract of U.S. $684.4 million was awarded to ICA Fluor Daniel, S. de R.L. de C.V. in October 2004. The construction period for this contract was originally expected to last approximately 1,290 days. The third contract of U.S. $534.1 million was awarded to Dragados, Proyectos Industriales de México, S.A. de C.V. and Dragados Industrial, S.A., in October 2004. The construction period for this contract was originally expected to last approximately 1,128 days. The fourth contract of U.S. $317.0 million was awarded to Mina-Trico, S. de R.L. de C.V. This contract was signed in February 2005, and the construction period was originally expected to last approximately 1,064 days. The fifth contract of U.S. $317.9 million was awarded to Proyectos Ebramex, S. de R.L. de C.V. The contract was signed in January 2005, and the construction period was originally expected to last approximately 1,128 days. The sixth contract of U.S. $154 million was granted to Samsung Engineering, Co. Ltd. The contract was executed in February 2005, and the construction period was originally expected to last approximately 1,002 days. Due to delays in the construction, we now expect the five remaining projects to be completed between 2007 and 2008.

2006 Refining Investment Budget. For 2006, Pemex-Refining has budgeted Ps. 7,428 million for investment in PIDIREGAS. Pemex-Refining had initially budgeted Ps. 8,895 million for investments in 2006, excluding expenditures related to PIDIREGAS. Although the Ministry of Finance and Public Credit has authorized only Ps. 5,369 million for these non-PIDIREGAS investments, Pemex-Refining expects to receive additional resources in order to meet all of its financial commitments. Pemex-Refining will invest 26% of the total amount to expand and upgrade refineries and related installations, 25% in environmental and industrial safety projects, 34% in maintenance and rehabilitation projects and 15% in other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production increased by 5.4%, from 4,573 million cubic feet per day in 2004 to 4,818 million cubic feet per day in 2005, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals decreased by 2.1%, from 3,963 million cubic feet per day in 2004 to 3,879 million cubic feet per day in 2005. Natural gas production associated with crude oil production accounted for 61.3% of total natural gas production in 2005, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 100 fields (or 28% of the 357 producing fields) accounted for 91.7% of all production in 2005. Of the total production, 33% originated in the Marine region, 29% in the Southern region and the remainder, 38%, in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemical’s gas processing facilities. At the end of 2005, Pemex-Gas and Basic Petrochemicals owned 12 facilities.

The following facilities are located in the Southern region:

•	Cactus: This facility contains twenty-two plants that together produced 624 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90%), 19 thousand barrels per day of ethane, 40 thousand barrels per day of liquefied gas, 22 thousand barrels per day of naphtha and 262 thousand tons of sulphur in 2005.

•	Ciudad Pemex: This facility contains eight plants that together produced 745 million cubic feet per day of dry gas and 202 thousand tons of sulphur in 2005.

•	La Cangrejera: This facility contains two plants that together produced 37 thousand barrels per day of ethane, 44 thousand barrels per day of liquefied gas and 12 thousand barrels per day of naphtha in 2005.

•	Morelos: This facility contains one plant that produced 33 thousand barrels per day of ethane, 42 thousand barrels per day of liquefied gas and 9 thousand barrels per day of naphtha in 2005.

•	Nuevo Pemex: This facility contains thirteen plants that together produced 936 million cubic feet per day of dry gas, 26 thousand barrels per day of ethane, 70 thousand barrels per day of liquefied gas, 33 thousand barrels per day of naphtha and 204 thousand tons of sulphur in 2005.

•	Pajaritos: This facility contains one plant that produced 9 thousand barrels per day of ethane in 2005.

•	La Venta: This facility contains one plant that produced 92 million cubic feet per day of dry gas in 2005.

•	Matapionche: This facility contains five plants that together produced 66 million cubic feet per day of dry gas, 2 thousand barrels per day of liquefied gas, 1 thousand barrels per day of naphtha and 11 thousand tons of sulphur in 2005.

The following facilities are located in the Northern region:

•	Reynosa: This facility contains two plants that together produced 204 million cubic feet per day of dry gas, 1 thousand barrels per day of ethane, 4 thousand barrels per day of liquefied gas, 7 thousand barrels per day of naphtha and 2 thousand barrels per day of other products in 2005.

•	Poza Rica: This facility contains four plants that together produced 89 million cubic feet per day of dry gas, 3 thousand barrels per day of ethane, 3 thousand barrels per day of liquefied gas, 1 thousand barrels per day of naphtha and 10 thousand tons of sulphur in 2005.

•	Arenque: This facility contains three plants that together produced 30 million cubic feet per day of dry gas, 1 thousand barrels per day of carbon dioxide liquids and 3 thousand tons of sulphur in 2005.

•	Burgos: This facility contains three plants that together produced 361 million cubic feet per day of dry gas, 10 thousand barrels per day of liquefied gas and 5 thousand barrels per day of naphtha in 2005.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2005.

Natural Gas and Condensates Processing and Production(1)

	Year Ended December 31,					2005 vs. 2004
	2001	2002	2003	2004	2005
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	3,677	3,770	3,853	3,963	3,879	(2.1)
Sour gas	3,227	3,260	3,360	3,349	3,153	(5.9)
Sweet gas(2)	450	510	492	614	726	18.2
Condensates(3)	105	94	95	107	102	(4.7)
Gas to natural gas liquids extraction	3,693	3,746	3,829	3,925	3,810	(2.9)
Wet gas	3,526	3,600	3,689	3,803	3,712	(2.4)
Reprocessing streams(4)	166	146	141	123	98	(20.3)
Production
Dry gas(5)	2,804	2,916	3,029	3,144	3,147	0.1
Natural gas liquids(6)(7)	443	418	428	451	436	(3.3)
Liquefied petroleum gas(6)	206	205	212	225	215	(4.4)
Ethane(6)	147	127	125	133	129	(3.0)
Naphtha(6)(8)	88	84	86	90	88	(2.2)
Sulphur(9)	684	703	757	759	692	(8.8)

Note:	Numbers may not total due to rounding
(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 4,818 million cubic feet per day of natural gas in 2005.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at various cryogenic plants.
(5)	Does not include ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from La Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes pentanes.
(9)	In thousands of tons.
Source:	Pemex BDI.

Processing Capacity

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)(2)	144	144	144	144	144
Sour natural gas(2)(3)	3,923	4,173	4,503	4,503	4,503

Natural gas liquids recovery plants
Cryogenics(4)	4,559	4,559	4,592	4,992	4,992
Absorption(3)(5)	475	475	554	554	350

Total	5,034	5,034	5,146	5,546	5,342
Natural gas liquids fractionating(1)(3)(5)	554	563	569	574	574
Processing of hydrosulphuric acid(6)	219	219	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2001, two sour condensates sweetening plants at Ciudad Pemex were modified to process sour natural gas. In 2002, sour gas sweetening plants No. 1 and No. 2 at Ciudad Pemex increased production capacity from 400 to 525 million cubic feet per day. In 2003, a sour natural gas sweetening plant began operations at the Arenque complex, with a capacity of 34 million cubic feet per day.
(3)	In 2003, as a result of Pemex-Gas and Basic Petrochemicals’ processing capacity review, adjustments set forth above to the capacity of plants to process sour natural gas, absorb natural gas liquids and fractionate natural gas liquids were made.
(4)	Includes the cryogenic plant located in La Cangrejera. In 2003, a new cryogenic plant began operations at the Arenque complex, with a capacity of 33 million cubic feet per day. In 2004, two modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day.
(5)	In 2002, the La Cangrejera plant increased its liquids fractionating capacity from 104 thousand barrels per day to 113 thousand barrels per day. In 2004, a liquids fractionating plant began operations at the Burgos complex, with a capacity of 5.7 thousand barrels per day.
(6)	In 2003, one sulphur recovery plant began operations at the Arenque complex, with a capacity of 13 tons per day of sulphur production. This increase in capacity was offset by a decrease in capacity at Matapionche.
Source:	Pemex BDI.

Domestic consumption of dry gas totaled 4,665 million cubic feet per day in 2005, a 3.1% decrease from the 2004 domestic consumption of 4,813 million cubic feet per day. The subsidiary entities consumed approximately

43.6% of the total domestic dry gas consumed in 2005, while the industrial-distributor sector consumed 23.0%, the electrical sector consumed 30.4% and the electrical autogeneration sector consumed 3.0%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico which, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 480 million cubic feet per day of dry gas in 2005, a 37.3% decrease from the 766 million cubic feet per day imported in 2004.

Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities and liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams, decreased by 3.3%, from 451 thousand barrels per day in 2004 to 436 thousand barrels per day in 2005, due to the reduction in supply of sour wet gas.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulphur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 94 thousand barrels per day in 2005, a 6.0% decrease from 100 thousand barrels per day in 2004. Of these amounts, 81 thousand barrels per day (86%) resulted in stabilized condensates during 2005, and 87 thousand barrels per day (87%) resulted in stabilized condensates during 2004. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Reynosa and Burgos facilities to produce solvents, naphtha and heavy naphtha.

In March and May of 2004, Pemex-Gas and Basic Petrochemicals started operations of two modular cryogenic plants and a liquid fractionating plant at the Burgos gas processing center in northern Mexico to recover the liquid hydrocarbons associated with the natural gas production in the Burgos basin and ensure an effective supply of natural gas in Mexico. Each cryogenic plant has a processing capacity of 200 million cubic feet per day of sweet wet gas, while the fractionating plant has a processing capacity of 5.7 thousand barrels per day of sweet condensates.

In October 2004 and April 2005, Pemex-Gas and Basic Petrochemicals executed two contracts to build two new modular cryogenic plants. These plants are also located at the Burgos gas processing center and have the same processing capacity as the two modular cryogenic plants mentioned above. The first new modular cryogenic plant began operating in March 2006 and the second new plant is expected to begin operations before the end of 2006.

The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black, naphthas and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. Pemex-Gas and Basic Petrochemicals produces methane, ethane, propane, butane and naphtha. All other petrochemical products may be produced by Pemex-Petrochemicals, Pemex-Refining or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell these basic petrochemicals internally within plants in the same unit or complex or to sell them to us.

Over the five years ended December 31, 2005, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales were distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year Ended December 31,										2005 vs. 2004
	2001		2002		2003		2004		2005
	(in millions of constant pesos at December 31, 2005)(2)										(%)
Natural gas	Ps.	35,301.8	Ps.	35,235.8	Ps.	56,747.1	Ps.	71,501.5	Ps.	79,038.5	10.5
Liquefied petroleum gas		35,806.1		30,382.1		40,857.2		44,084.7		48,530.8	10.1
Petrochemicals
Hexane		174.1		155.7		241.2		295.5		406.7	37.6
Dissolving agents		460.3		248.0		46.6		64.5		111.9	73.5
Sulphur		88.9		128.4		215.3		195.3		185.4	(5.1)
Carbon black		146.6		157.7		304.2		383.4		636.5	66.0
Pentanes		3.3		55.1		25.6		47.8		38.8	(18.8)
Heptane		30.1		23.6		33.4		43.0		64.6	50.2
Butane		47.8		42.4		60.7		72.0		88.2	22.5
Propane		28.5		21.8		31.0		42.2		43.9	4.0
Isobutane		7.7		2.9		0.4		0.0		0.0	0.0
Others		192.1		129.7		8.7		14.3		4.4	(69.2)

Total Petrochemicals		1,179.3		965.7		967.0		1,157.9		1,580.6	36.5

Total	Ps.	72,287.4	Ps.	66,583.7	Ps.	98,571.3	Ps.	116,744.0	Ps.	129,149.8	10.6

Note:	Numbers may not total due to rounding
(1)	Excludes value added tax.
(2)	Figures have been restated to constant pesos as of December 31, 2005, by applying the inflation factors from the respective years through December 31, 2005. For the five years ended December 31, 2005, the inflation factor is the average inflation rate for each of these years.
Source:	Pemex BDI.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest:

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)(2)

Subsidiary	Principal Activity	Ownership Interest
Mex Gas International, Ltd.	Holding company	100.00%
Pasco Terminals, Inc.	Storage and distribution of liquid sulphur	100.00
Pasco International, Ltd.	Holding company	100.00
Pan American Sulphur, Ltd.	Storage and distribution of sulphuric acid and distillates	99.87
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2005.
(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 2c. to our consolidated financial statements included herein.
Source:	Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest:

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest
Gasoductos de Chihuahua, S. de R.L. de C.V.	Transport of gas	50.00%
CH4 Energía, S.A. de C.V.	Trading of gas	50.00

(1)	As of December 31, 2005.
Source:	Pemex-Gas and Basic Petrochemicals.

Private Sector Participation in Natural Gas Distribution

The Regulatory Law, as amended on May 12, 1995, provides that private and “social sector” companies may, with governmental authorization, store, distribute or transport natural gas, and may construct, own and operate natural gas pipelines, facilities and equipment. The regulations implementing this amendment went into effect on November 9, 1995.

Since 1997, the Regulatory Law has required us to provide the private sector with open access to our transportation system for distribution, ending our prior exclusive rights over the distribution lines. We continue to market natural gas and may develop natural gas storage systems.

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

Pricing Decrees

On February 27, 2003, President Fox issued an executive decree establishing maximum prices on first-hand and end-user sales of liquefied petroleum gas as part of a Mexican Government program to stabilize LPG prices. The purpose of this program was to curtail seasonal price fluctuations that can adversely affect economic development. Pursuant to the decree, the maximum prices of first hand sales are adjusted periodically according to a formula determined by the Mexican Government, and the Secretaría de Economía (the Ministry of Economy) fixes the end-user’s purchase price. The decree will expire in December 2006.

In addition, on September 12, 2005, President Fox issued an executive decree establishing maximum prices on first-hand and end-user sales of natural gas for industrial use and to local distribution companies as part of a Mexican Government program to stabilize natural gas prices. The purpose of this program was to curtail the effects of the increase in natural gas prices due to the impact of Hurricane Katrina on the production in the Gulf of Mexico. Pursuant to the decree, the maximum prices of first hand sales were adjusted periodically according to a formula determined by the Mexican Government, and the Ministry of Economy fixed the industrial and local distribution company purchase price from September 2005 through January 2006. The decree expired in January 2006.

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

At the end of 2003, the Ministry of Energy published a bulletin announcing two hedging mechanisms that Pemex-Gas and Basic Petrochemicals would offer to its natural gas customers for the period from January 1, 2004 through December 31, 2006 to replace the aforementioned program. This program applies to approximately 20% of our total domestic sales of natural gas to industrial customers. These mechanisms provide two alternatives:

•	Customers can purchase natural gas swaps from us at a fixed price equal to a maximum of U.S. $4.50 per million BTUs over the period from January 1, 2004 through December 31, 2006 for purchases of up to 10 million cubic feet per day. If the customer’s requirements are higher (up to 20 million cubic feet per day), the fixed price would be U.S. $4.55 per million BTUs; or

•	Customers could purchase natural gas swaps from us for the period between January 2004 through December 2004 at a lower fixed price of U.S. $4.425 per million BTUs, so long as the reference price in Reynosa did not exceed U.S. $6.00 per million BTUs. If the reference price exceeded that amount, the customer would also pay the difference between U.S. $6.00 per million BTUs and the average spot price. In June 2004, all the customers who had already entered the program agreed to renew their respective contracts for the period from 2005 through 2006.

Pemex-Gas and Basic Petrochemicals modified its traditional risk profile for natural gas in order to mitigate the potential volatility in income resulting from the sale of this product. This strategy does not leave Pemex-Gas and Basic Petrochemicals with any exposure to basis risk (i.e., the risk arising from the price of a derivative being based on a different reference price than that of the underlying commodity), due to the fact that the derivatives are now priced using the same market indices as the ones used to price Pemex-Gas and Basic Petrochemicals’ natural gas sales.

For more information on these fixed price sales, see “Item 11––Quantitative and Qualitative Disclosures about Market Risk––Commodity Price Risk.”

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 3,206 million in 2005, as compared to Ps. 2,498 million in 2004, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2006, the Mexican Government approved Ps. 2,466 million in nominal terms for capital expenditures for investment in new PIDIREGAS for Pemex-Gas and Basic Petrochemicals at the modular cryogenic plants in Reynosa. In addition to this, Ps. 3,064 million in nominal terms has been budgeted for Pemex-Gas and Basic Petrochemicals’ non-PIDIREGAS-related capital expenditures in 2006.

Petrochemicals

Capacity

At the end of 2005, Pemex-Petrochemicals operated six petrochemical complexes and one petrochemical unit for the production of non-basic petrochemical products. Pemex-Petrochemicals also owns the Camargo petrochemical complex, which stopped operating four years ago, and a petrochemical unit at Reynosa, which stopped operating in August 1998. At the end of 2005, Pemex-Petrochemicals owned 51 plants, including those that were not producing. Pemex-Petrochemicals had a total installed capacity sufficient to produce 12.57 million tons of petrochemical products per year in 2005, 0.2% higher than its 2004 installed capacity of 12.55 million tons per year, due to the increased production capacity of low density polyethylene at La Cangrejera petrochemical complex. Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below:

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
	2001	2002	2003	2004	2005
	(In thousands of tons)
Petrochemical Facility
Cosoleacaque	4,736	4,998	4,975	4,975	4,975
La Cangrejera	2,297	2,427	3,205	3,255	3,280
Morelos	2,134	2,107	2,263	2,263	2,263
Pajaritos	1,066	1,021	1,021	1,021	1,021
Escolín	337	337	337	337	337
San Martín Texmelucan	260	268	288	288	288
Camargo	297	333	333	333	333
Tula	62	71	76	76	76

Total	11,189	11,561	12,496	12,546	12,571

Note: Numbers may not total due to rounding.

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

Our combined total annual petrochemical production decreased by 1.2%, from 10,731 thousand tons in 2004 to 10,603 thousand tons in 2005. Of this amount, Pemex-Petrochemicals produced 6,219 thousand tons of petrochemicals in 2005, representing a 0.1% decrease from its production of 6,223 thousand tons in 2004, in spite of an increase in ammonia production and the resumption of operations in the paraxylene plant in La Cangrejera petrochemical complex. The remainder was produced by Pemex-Gas and Basic Petrochemicals. For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

Pemex-Petrochemicals’ production decreased slightly in 2005, and it still remains less than its aggregate production in 2000 due to adverse petrochemical market conditions in Mexico. The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2005.

Pemex-Petrochemicals Production

	Year Ended December 31,					2005 vs. 2004
	2001	2002	2003	2004	2005
	(in thousands of tons per year)					(%)
Liquids
Hexanes	62	57	70	66	66	0.0
Heptanes	13	8	18	11	15	36.4

Total	75	65	88	77	81	5.2

Other inputs
Oxygen	380	376	399	418	433	3.6
Nitrogen	96	109	106	112	118	5.4
Hydrogen	—	—	167	162	184	13.6

Total	476	485	672	692	735	6.2

Petrochemicals
Methane derivatives	1,752	1,663	1,383	1,668	1,242	(25.5)
Ethane derivatives	2,408	2,309	2,218	2,073	2,440	17.7
Aromatics and derivatives	642	670	795	1,222	1,187	(2.9)
Propylene and derivatives	127	115	125	116	104	(10.3)
Others	396	467	723	327	321	(1.8)

Total	5,325	5,224	5,244	5,406	5,294	(2.1)

Other products
Hydrochloric acid	87	92	66	38	93	144.7
Muriatic acid	31	24	14	11	16	45.5

Total	118	116	81	49	109	122.4

Total	5,994	5,889	6,085	6,223	6,219	(0.1)

Note:	Numbers may not total due to rounding.

Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 1,530 million in 2005 in non-PIDIREGAS-related capital expenditures, as compared to Ps. 1,598 million in 2004, in nominal peso terms, in projects such as derivative plants at La Cangrejera petrochemical complex, the expansion of its high density polyethylene plant to produce linear high and low density polyethylene and the second phase of the ethylene cracker renovation process at the Morelos petrochemical facility. For 2006, Pemex-Petrochemicals expects to invest Ps. 1,599 million in non-PIDIREGAS-related capital expenditures in projects such as the renovation of the styrene plant at La Cangrejera petrochemical complex, the expansion of transportation and storage facilities for the high-density polyethylene plant and the second phase of the ethylene cracker renovation process at the Morelos petrochemical facility. Pemex-Petrochemicals’ 2006 budget also includes Ps. 1,122 million in PIDIREGAS capital expenditures related to the renovation of the aromatics plant at La Cangrejera petrochemical complex.

In addition, Pemex-Petrochemicals is developing the Fénix Project with the participation of private investment. This project includes the expansion of ethylene crackers at La Cangrejera and the Morelos petrochemical complexes. The expanded facilities will require natural gasoline, which will be supplied by PEMEX and which was previously exported due to our lack of processing capacity. The petrochemicals products obtained from these new facilities will be used as inputs for a polyethylene plant and a new aromatics production line, which PEMEX expects to build in association with national and international commercial partners. We are currently continuing to negotiate with these commercial partners as to the ultimate scope of the project.

Domestic Sales

In 2005, the value of the domestic sales of petrochemical products by Pemex-Petrochemicals increased by 16.3%, from Ps. 16,959.9 million in 2004 to Ps. 19,727.4 million in 2005. This increase was primarily due to a significant increase in the prices of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes, ethylene oxide and monoethylene glycol, and the production of an additional 159 kilotons of vinyl chloride monomer in Pajaritos as compared to 2004.

Over the five years ended December 31, 2005, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining are included under “—Gas and Basic Petrochemicals” and “—Refining” above.

Value of Domestic Sales(1)

	Year Ended December 31,										2005 vs. 2004
	2001		2002		2003		2004		2005
	(in millions of constant pesos at December 31, 2005)(2)										(%)
Petrochemical Product
Methane derivatives	Ps.	1,755.6	Ps.	1,272.9	Ps.	1,815.9	Ps.	2,240.5	Ps.	2,543.7	13.5
Ethane derivatives		5,829.9		4,712.3		6,866.5		8,604.6		10,266.8	19.3
Aromatics and derivatives		1,511.6		1,525.1		2,118.5		4,810.0		5,563.8	15.7
Propylene and derivatives		559.1		611.4		843.6		1,154.1		1,087.3	(5.8)
Others		47.6		101.1		146.3		150.7		265.9	76.4

Total	Ps.	9,703.9	Ps.	8,222.7	Ps.	11,790.8	Ps.	16,959.9	Ps.	19,727.4	16.3

Note:	Numbers may not total due to rounding.
(1)	Excludes value added tax.
(2)	Figures have been restated to constant pesos as of December 31, 2005, by applying the inflation factors from the respective years through December 31, 2005. For the five years ended December 31, 2005, the inflation factor is the average inflation rate for each of these years.
Source:	Pemex BDI.

Private Sector Participation in Petrochemicals Sector

As of December 31, 2005, Pemex-Petrochemicals, Petróleos Mexicanos and, in some cases, Pemex-Refining were the sole shareholders and owned the following seven subsidiaries:

•	Petroquímica Cosoleacaque, S.A. de C.V.;

•	Petroquímica Escolín, S.A. de C.V.;

•	Petroquímica Tula, S.A. de C.V.;

•	Petroquímica Camargo, S.A. de C.V.;

•	Petroquímica La Cangrejera, S.A. de C.V.;

•	Petroquímica Morelos, S.A. de C.V.; and

•	Petroquímica Pajaritos, S.A. de C.V.

On September 15, 2004, a resolution was published in the Diario Oficial de la Federación (Official Gazette of the Federation) authorizing the Ministry of Energy to carry out the merger of the seven subsidiaries of Pemex-Petrochemicals into Pemex-Petrochemicals. The merger process was completed on May 1, 2006, after obtaining all the necessary legal and corporate authorizations. The assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant of these seven subsidiaries, were integrated into Pemex-Petrochemicals.

We expect that this merger will be beneficial to us, as we anticipate that it will allow us to do the following:

•	take advantage of the existing production chains in these former subsidiaries to improve our production process and maximize the return on our investments;

•	generate synergies with respect to the installations, inventory, purchases and specialized technical resources of each of our production centers;

•	improve the management of our supply chains and our relationships with our suppliers and customers; and

•	reduce our operational expenses.

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

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,817.1 thousand barrels per day of crude oil in 2005, which represented 54.5% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated:

	Year Ended December 31,
	2001		2002		2003		2004		2005
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	317	18	245	14	216	12	221	12	216	12
Isthmus (API gravity of 32°-33°)	87	5	46	3	25	1	27	1	81	4
Maya (API gravity of 21°-22°)	1,332	76	1,398	82	1,590	86	1,608	86	1,506	83
Altamira (API gravity 15.0°-16.5°)	20	1	17	1	14	1	13	1	15	1

Total	1,756	100	1,705	100	1,844	100	1,870	100	1,817	100

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity, or density, of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
Source:	PMI operating statistics, which are based on information in bills of lading.

	Year Ended December 31,
	2000		2001		2002		2003		2004		2005
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	29.00	U.S.$	23.96	U.S.$	24.87	U.S.$	29.32	U.S.$	39.34	U.S.$	53.91
Isthmus		27.87		22.27		23.48		28.08		38.04		53.11
Maya		22.99		17.19		20.89		24.13		29.82		40.61
Altamira		19.67		12.75		19.41		22.81		28.12		36.08
Weighted average realized price	U.S.$	24.79	U.S.$	18.61	U.S.$	21.52	U.S.$	24.78	U.S.$	31.05	U.S.$	42.71

Source:	PMI operating statistics, which are based on information in bills of lading.

Geographic Distribution of Export Sales

In 2005, 98% of PMI’s sales of our crude oil exports were to customers located in the western hemisphere. As of December 31, 2005, PMI had 29 customers in 13 countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, the Netherlands Antilles and Canada.

The following table sets forth our crude oil export sales by country.

Crude Oil Exports by Country

	Percentage of Exports
	2001	2002	2003	2004	2005
United States	75.3%	78.6%	78.0%	79.2%	78.6%
Spain	8.4	8.3	7.8	8.0	8.9
Netherlands Antilles	7.6	5.3	5.7	6.2	5.2
Japan	1.0	0.6	0.6	0.0	0.0
Canada	1.6	1.2	1.6	1.5	2.0
Others	6.2	6.1	6.4	5.0	5.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.
Source:	PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports from January 1, 2001 through December 31, 2005. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	2001		2002		2003		2004		2005
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,349	77	1,360	80	1,467	80	1,510	81	1,464	81
Europe	184	10	181	11	176	10	178	10	194	11
Central and South America	179	10	117	7	137	7	145	8	125	7
Far East	37	2	47	3	63	3	36	2	34	2
Africa	6	0	—	—	1	0	0	0	0	0

Total	1,756	100	1,705	100	1,844	100	1,870	100	1,817	100

Olmeca (API gravity of 38°-39°)
United States and Canada	292	17	225	13	195	11	208	11	200	11
Others	25	1	20	1	21	1	14	1	16	1

Total	317	18	245	14	216	12	221	12	216	12

Isthmus (API gravity of 32°-33°)
United States and Canada	56	3	29	2	11	1	6	0	38	2
Others	31	2	17	1	14	1	22	1	43	2

Total	87	5	46	3	25	1	27	1	81	4

Maya (API gravity of 21°-22°)
United States and Canada	982	56	1,090	64	1,247	68	1,283	69	1,212	67
Others	350	20	308	18	342	19	325	17	294	16

Total	1,331	76	1,398	82	1,590	86	1,608	86	1,506	83

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	20	1	17	1	14	1	13	1	15	1
Others	—	—	—	—	—	—	—	—	—	—

Total	20	1	17	1	14	1	13	1	15	1

Notes:	Numbers may not total due to rounding.
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

PMI has entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI provides the purchasers with certain support mechanisms that will protect, under certain adverse market conditions, the investments that the purchasers undertake in accordance with the agreements. These agreements include:

•	an agreement with Port Arthur Coker Co., signed on March 10, 1998, to supply its Port Arthur, Texas refinery with Maya crude oil for a period of eight years following project completion, which occurred in March 2001; the amount of Maya crude oil supplied is adjusted monthly and is currently set at 207 thousand barrels per day;

•	an agreement with Coastal Aruba Refining Company N.V. (which was assigned to Valero Energy Corporation on March 5, 2004 following its acquisition of Coastal Aruba Refining Company N.V.), signed on July 30, 1998, to supply its refinery in Aruba with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in April 2000. The agreement was extended until July 2005, after which time PMI continued to supply the same amount of Maya crude oil for the refinery under an evergreen contract signed in July 1996 with Valero Marketing & Supply Company;

•	an agreement with Exxon Company U.S.A. and Exxon Trading Company International, signed on September 25, 1998, to supply its Baytown, Texas refinery with approximately 65 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001. Following the merger of Exxon Corporation and Mobil Corporation, this agreement was replaced with a new agreement containing similar terms and provisions, signed by Exxon Mobil Sales & Supply Corporation in December 1999.

•	an agreement with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, signed on May 1, 1999, and an agreement with P.M.I. Norteamérica, S.A. de C.V., signed on the same date, to supply the Deer Park refinery joint venture with a total of approximately 50 thousand barrels per day of Maya crude oil for a period of seven years following project completion, which occurred in April 2001, and up to 170 thousand barrels per day until 2023;

•	an agreement with Marathon Petroleum Supply LLC, (formerly Marathon Ashland Supply LLC) signed on May 19, 1999, to supply its Garyville, Louisiana refinery with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001;

•	an agreement with Valero Marketing and Supply Company and Valero Refining–Texas, L.P., signed on December 17, 2001, to supply their Texas City, Texas refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2004; and

•	an agreement with Chevron Products Company, a division of Chevron U.S.A. Inc., signed on March 6, 2002, to supply its Pascagoula, Mississippi refinery with approximately 130 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in May 2003.

These long-term Maya crude oil supply agreements further our strategy of supporting the export value of Maya crude oil in relation to the value of other grades of crude oil by creating incentives for refiners to invest in new high-conversion refineries, which will be capable of upgrading the significant proportion of residue produced from processing Maya crude oil in less-efficient refining complex configurations.

The Ministry of Energy has entered into certain agreements to reduce or increase exports of crude oil as discussed below in “—Trade Regulations and Export Agreements.”

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2005.

Volume of Exports and Imports

	Year Ended December 31,					2005 vs. 2004
	2001	2002	2003	2004	2005
	(in thousands barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	317.4	244.8	215.6	221.4	215.8	(2.5)
Isthmus	86.8	45.8	24.9	27.4	81.0	195.6
Altamira	19.5	16.9	13.7	13.4	14.7	9.7
Maya	1,331.9	1,397.6	1,589.6	1,608.1	1,505.6	(6.4)

Total crude oil	1,755.7	1,705.1	1,843.9	1,870.3	1,817.1	(2.8)

Natural gas(1)	24.9	4.4	—	—	23.9	—
Refined products	102.5	155.9	178.9	151.8	186.2	22.7
Petrochemical products(2)	794.0	801.7	834.8	915.7	853.3	(6.8)

Imports
Natural gas(3)	292.2	592.5	756.9	765.6	480.4	(37.3)
Refined products	382.0	349.9	287.2	310.5	391.9	26.2
Petrochemical products(2)	280.3	295.3	532.4	276.6	397.4	43.7

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2005 may be adjusted to reflect the percentage of water in each shipment.
(1)	Fuel oil equivalent.
(2)	Thousands of metric tons.
(3)	Millions of cubic feet per day.
Source:	PMI operating statistics, which are based on information in bills of lading.

Crude oil exports decreased by 2.8% in 2005, from 1,870.3 thousand barrels per day in 2004 to 1,817.1 thousand barrels per day in 2005, principally as a result of the severe hurricane season for the United States Gulf Coast. Natural gas imports decreased by 37.3% in 2005, from 765.6 million cubic feet per day in 2004 to 480.4 million cubic feet per day in 2005, due to higher production and lower domestic demand in Mexico. Although we normally do not export natural gas, we exported 23.9 million cubic feet per day of natural gas in 2005, due to decreased domestic demand in certain periods and the resulting excess supply of natural gas in our pipelines. In 2005, exports of petrochemical products by volume decreased by 6.8%, from 915.7 thousand metric tons in 2004 to 853.3 thousand metric tons in 2005, while imports of petrochemical products by volume increased by 43.7%, from 276.6 thousand metric tons in 2004 to 397.4 thousand metric tons in 2005, due to an increase in imports of methane and ethane derivatives. In 2005, exports of refined products by volume increased by 22.7%, from 151.8 thousand barrels per day in 2004 to 186.2 thousand barrels per day in 2005, while imports of refined products by volume increased by 26.2%, from 310.5 thousand barrels per day in 2004 to 391.9 thousand barrels per day in 2005. During 2006, import volumes of refined products are likely to continue to increase as a result of the expected increased demand for these products.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2005.

Value of Exports and Imports(1)

	Year ended December 31,					2005 vs. 2004
	2001	2002	2003	2004	2005
	(in millions of nominal U.S. dollars)					(%)
Exports
Olmeca	$2,775.7	$2,222.9	$2,307.7	3,187.9	4,246.2	33.2
Isthmus	705.9	392.5	255.4	380.9	1,569.6	312.1
Altamira	90.9	119.6	114.5	138.2	193.8	40.2
Maya	8,355.1	10,657.2	13,998.7	17,551.0	22,319.8	27.2

Total crude oil(2)	$11,927.6	$13,392.2	$16,676.3	$21,257.9	$28,329.5	33.3

Natural gas	47.8	4.0	—	—	78.9	—
Refined products	896.5	1,288.1	1,743.4	2,036.8	3,119.2	53.1
Petrochemical products	145.2	145.3	186.0	250.8	356.3	42.1

Total products	$1,089.5	$1,437.4	$1,929.4	$2,287.6	$3,554.4	55.4

Total exports	$13,017.1	$14,829.6	$18,605.6	$23,545.4	$31,883.9	35.4

Imports
Natural gas	$423.8	$775.4	$1,526.2	$1,715.1	$1,397.9	(18.5)
Refined products	4,170.0	3,827.4	3,777.3	5,306.2	9,418.2	77.5
Petrochemical products	83.9	70.5	105.5	145.9	207.4	42.2

Total imports	$4,677.7	$4,673.3	$5,409.0	$7,167.2	$11,023.5	53.8

Net exports	$8,339.4	$10,156.3	$13,196.7	$16,378.2	$20,860.4	27.4

Note:	Numbers may not total due to rounding.
(1)	Does not include crude oil, refined products, petrochemicals and natural gas purchased by P.M.I. Trading Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
Sources:	PMI operating statistics, which are based on information in bills of lading.

Imports of natural gas decreased in value by 18.5% during 2005, as a result of lower domestic demand for natural gas.

In 2005, we continued to be a net importer of refined products, with imports of refined products increasing in value by 77.5%, while exports of refined products increased in value by 53.1%. Our net imports of refined products for 2005 totaled U.S. $6,299 million, a 92.7% increase from the refined products trade deficit of U.S. $3,269.4 million in 2004.

The following table describes the composition of our imports and exports of selected refined products in 2003, 2004 and 2005.

Imports and Exports of Selected Refined Products

	Year Ended December 31,
	2003		2004		2005
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Imports
Gasoline(1)	145.2	50.6	192.6	62.0	249.4	63.6
Fuel oil	20.3	7.1	17.1	5.5	27.5	7.0
Liquefied petroleum gas	85.2	29.7	84.4	27.2	72.9	18.6
Diesel	9.9	3.5	3.6	1.2	24.9	6.4
Others	26.5	9.2	12.8	4.1	17.2	4.4

Total	287.2	100.0%	310.5	100.0%	391.9	100.0%

Exports
Gasoline(1)	70.9	39.6	76.7	50.5	81.3	43.7
Diesel	2.5	1.4	7.7	5.1	0.4	0.2
Liquefied petroleum gas	0.3	0.2	0.2	0.2	1.8	0.9
Jet fuel	7.6	4.2	6.8	4.5	6.9	3.7
Fuel oil	23.6	13.2	3.5	2.3	0.8	0.4
Others	73.9	41.3	56.9	37.5	94.9	51.0

Total	178.9	100.0%	151.8	100.0%	186.2	100.0%

Notes:	tbpd = thousands of barrels per day.
Numbers may not total due to rounding.
(1)	Includes methyl terbutyl ether (MTBE) and pentanes.
Source:	PMI operating statistics based on INCOTERMS (International Commercial Terms).

For the three years ended December 31, 2005, our imports and exports of selected petrochemicals were as follows:

Imports and Exports of Selected Petrochemicals

	Year Ended December 31,
	2003		2004		2005
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Imports
Xylenes	2.0	0.4	18.5	6.7	22.8	5.7
Propylene	0.4	0.1	0.1	0.0	0.0	0.0
Ammonia	35.2	6.6	14.7	5.3	74.6	18.8
Others	494.8	92.9	243.4	88.0	300.0	75.5

Total	532.4	100.0%	276.6	100.0%	397.4	100.0%

Exports
Sulphur	552.6	66.2	607.2	66.3	487.1	57.1
Ammonia	0.1	0.0	35.9	3.9	0.0	0.0
Ethylene	94.0	11.3	154.3	16.9	163.9	19.2
Polyethylenes	34.3	4.1	25.5	2.8	38.9	4.6
Others	153.8	18.4	92.9	10.1	163.4	19.1

Total	834.8	100.0%	915.7	100.0%	853.3	100.0%

Notes:	tmt = thousands of metric tons.
Numbers may not total due to rounding.
Source:	PMI operating statistics based on INCOTERMS (International Commercial Terms).

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

Transportation and Distribution

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and the refineries and petrochemical plants with Mexico’s major cities. At the end of 2005, our pipeline network measured approximately 60,757 kilometers in length. Of the total network, approximately 9,147 kilometers of pipelines transport crude oil, approximately 13,846 kilometers transport petroleum products and petrochemicals, 16,329 kilometers transport natural gas, 1,622 kilometers transport liquefied petroleum gas, 1,372 kilometers transport basic petrochemicals and the remaining pipelines are crude oil and natural gas gathering pipelines. Ownership of the pipelines is distributed among our subsidiary entities according to the products they transport.

At the end of 2005, we obtained the necessary authorization to build a liquefied petroleum gas pipeline, which will transport up to 30 thousand barrels per day of liquefied petroleum gas from the Burgos gas processing center to the city of Monterrey. By the end of 2007, PEMEX expects to finish the construction of the Emiliano Zapata Compression Station in the State of Veracruz. This compression station will help increase the transportation of dry gas from the South to Central and Northern Mexico.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to leaks and spills in soil. See “Item 3—Key Information—Risk Factors— Risk Factors Related to the Operations of PEMEX.” In 2005, we began the process of updating and modernizing the Supervisory, Control and Data Acquisition System, which is used for “real-time” monitoring of the operating conditions of our pipeline system, in order to increase the safety of the pipelines connecting our production centers. The objective of this project is to control in “real-time” the operating conditions and the levels of gas in the pipelines that transport both natural and liquefied gas. In the first stage of the project, completed at the end of 2005, we modernized the SCADA computer system (both hardware and software), with the assistance of Telvent Canada Ltd., a company that specializes in industrial supervisory control. In the second stage of the project, launched in April 2006, we expect to integrate into our modernized system 20 petrochemical pipelines, which represent 1,216 kilometers of our pipeline network, and to put in place 34 strategic installations to monitor certain operating conditions, such as the pressure and temperature of our pipelines. In addition, in 2006, as part of our Emergency Program for Strengthening Safety, Health and Environmental Protection, we will inspect and repair 10,224 kilometers of our pipeline network. In 2006, we have budgeted a total of Ps. 3.9 billion for the remediation and maintenance of our pipelines and we expect to invest up to a total of Ps. Ps. 13.0 billion in the remediation and maintenance of our pipeline network through 2008. For more information on recent problems with our pipeline network, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.”

During 2005, we transported approximately 80.2 billion tons per kilometer of crude oil and petroleum products to be processed in our refining system and petroleum products to satisfy domestic demand, as compared to the 79.8 billion tons per kilometer carried in 2004. Of the total amount of tons per kilometer we transported in 2005, we carried 57.4% through pipelines, 42.6% by vessels and the remainder by train tank cars and tank trucks.

At the end of 2005, we owned 10 refined product tankers and leased another 12. We also owned 77 major wholesale storage centers.

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

Insurance

We maintain general and civil liability insurance coverage for our onshore property, such as refineries, process plants, pipelines and storage facilities, and our offshore properties such as drilling platforms, rigs, gas gathering systems, floating docks and production facilities. Our insurance covers risks of sudden and accidental physical destruction or loss or damage to our properties. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and repair costs, evacuation costs and costs associated with spills. We maintain additional coverage for offshore environmental liabilities. We also maintain protection and indemnity insurance, life insurance, as well as insurance for automobiles and heavy equipment, electronic equipment and cargo and hull insurance for our shipping fleet.

We contract all of our insurance policies through Mexican insurance carriers. These policies have limits of U.S. $1.3 billion for each onshore and offshore property, U.S. $150 million for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for protection and indemnification for marine-related liabilities and U.S. $500 million for civil liabilities. Since June 2003, we have stopped purchasing business interruption insurance that compensated us for loss of revenues derived from damages to our facilities because mitigating factors related to the nature and operation of our facilities, such as the ability of any of our six refineries to compensate for the loss of any one refinery, the separation of plants within the refineries and the excess processing capacity available across our different lines of business, as well as the available coverage and restrictive conditions in the international insurance and reinsurance markets, led us to conclude that the benefits of this type of coverage were outweighed by the costs. Instead, we have purchased business interruption mitigation insurance that compensates us only for the expenses necessary to recover our production capabilities in the least time possible. Our insurance policies are reinsured through Kot Insurance Company AG, our wholly-owned subsidiary organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company Ltd.). The purpose of Kot Insurance Company AG, which we refer to as Kot AG, is to reinsure policies of the insurers of Petróleos Mexicanos, the subsidiary entities, the subsidiary companies and their affiliates. Kot AG reinsures 90.9% of its reinsurance policies with unaffiliated third party reinsurers.

Property, Plants and Equipment

General

Substantially all of our property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican waters in the Gulf of

Mexico. The location, character, utilization and productive capacity of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See “—Exploration and Production,” “—Refining,” “—Gas and Basic Petrochemicals,” “—Petrochemicals” and “—Transportation and Distribution.”

Reserves

Under Mexican law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Petróleos Mexicanos and the subsidiary entities have the exclusive right to exploit those reserves under the Regulatory Law and related laws and regulations. Our estimates of Mexico’s hydrocarbon reserves are described in “—Exploration and Production—Reserves.”

GENERAL REGULATORY FRAMEWORK

The Mexican Government and its agencies closely regulate and supervise our operations. The Ministry of Energy monitors our activities and the Secretary of Energy acts as the chairman of the Board of Directors of Petróleos Mexicanos. The Ministry of Finance and Public Credit approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which the Mexican Congress must approve each year. The Mexican Government is not, however, directly liable for the financial obligations that we incur. The Secretaría de Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources), which we refer to as SEMARNAT, in conjunction with other federal and state authorities, regulates our activities that affect the environment. The Secretaría de la Función Pública (the Ministry of the Public Function), which we refer to as SFP (formerly known as SECODAM), appoints the external auditors of Petróleos Mexicanos and the subsidiary entities.

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

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, we are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection, which we refer to as the Environmental Law), the regulations issued thereunder and several technical environmental norms issued by the SEMARNAT, which is in charge of supervising and regulating environmental matters relating to the oil and gas industry in Mexico. The Secretaría de Salud (the Ministry of Health), the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation), the Secretaría de Marina (Ministry of Navy) and the Ministry of Energy assist the SEMARNAT in its functions. In addition, we are subject to the environmental laws and regulations issued by the governments of each of the states of Mexico where our facilities are located.

The Environmental Law and Regulations of the Ministry of the Environment and Natural Resources

The Environmental Law and related regulations require that we obtain certain authorizations from the SEMARNAT before we carry out any activity that may have an adverse effect on the environment. In particular, these environmental regulations apply to chemical, petrochemical, crude oil refining and extraction activities, as well as the construction of crude oil and natural gas pipelines. Before authorizing a new project, the SEMARNAT requires the submission of an environmental impact analysis and any other information that it may request. The SEMARNAT is entitled to grant or deny its authorization of any activity.

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

In April 1997, the SEMARNAT issued regulations governing the procedures for obtaining an environmental license, under which new industrial facilities can comply with all applicable environmental requirements by way of a single administrative procedure. Each environmental license integrates all of the different permits, licenses and authorizations related to environmental matters for a particular facility. Since these regulations went into effect, we have been required to obtain an environmental license for any new facility, while our facilities that existed prior to the effectiveness of these regulations are not subject to this obligation.

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

On March 29, 2005, the SEMARNAT issued a Norma Oficial Mexicana (Official Mexican Rule) identified as NOM-138-SEMARNAT/SS-2003, which establishes maximum permissible limits for hydrocarbons in soil and specifications for its characterization and remediation. On January 30, 2006, the SEMARNAT issued NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. On April 3, 2006, the SEMARNAT issued NOM-EM-148-SEMARNAT-2006, which establishes standards for sulfur recovery in refineries. On June 23, 2006, the SEMARNAT issued NOM-052-SEMARNAT-2005, which sets forth the procedures and standards to be followed to identify and classify hazardous residuals. We are currently evaluating the scope of the impact of these new regulations.

PEMEX’s Internal Monitoring

We believe that we are currently in substantial compliance with current federal and state environmental laws as those laws have been historically interpreted and enforced. We maintain an organizational structure that permits us to implement and monitor our environmental program. The subsidiary entities have specialized departments, depending on the size and geographic distribution of their respective sites, which implement their own environmental programs and conduct internal environmental audits and inspections of their sites and their immediate surroundings based on the standards of the SEMARNAT. When these internal audits reveal deficiencies, the subsidiary entities take the necessary remedial actions to eliminate these deficiencies. If soil or bodies of water are contaminated at levels that exceed the levels stipulated in the applicable regulation, the remediation requirements derived from these internal audits and inspections are recorded in our financial statements as environmental liabilities when they are known and estimable.

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

We maintain an internal structure to identify and solve environmental problems and retain external consultants to perform operational audits at our industrial plants, including cost estimates for remedying any shortfall in compliance with Mexican environmental laws. Such remedies can include improving the operating efficiency of plants, cleaning up contaminated land and water and capital expenditures to minimize the effect of our operations on the environment.

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

Since 1993, we have participated in a voluntary environmental audit program with PROFEPA. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, we negotiate a corrective action plan with PROFEPA, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2005, with respect to Petróleos Mexicanos and the subsidiary entities, 456 environmental audits, including the negotiation of a corrective action plan, had been concluded under the program with PROFEPA, and all main facilities had been covered. As of December 31, 2005, corrective action plans for 369 audits had been implemented and all of these sites have received and retained “clean industry” certifications from PROFEPA. With respect to the remaining 87 audits, the corrective action plans have been agreed upon and are being implemented.

During 2005, Petróleos Mexicanos experienced 25 major accidents, in which eight Mexican states (Veracruz, Tabasco, Puebla, Tamaulipas, Estado de México, Coahuila, Guanajuato and Michoacán) were affected. In coordination with the state governments, the military, civil protection services and local authorities, among others, we implemented emergency action plans in order to protect and restore the local residents’ health and safety in the affected areas, as well as to offset any negative environmental impact. In order to protect itself from civil environmental liabilities, Petróleos Mexicanos has increased its insurance coverage, which covers most of the expenses directly related to these accidents. This coverage does not, however, cover the deductible and those expenses excluded from the insurance policies, such as fines, public relations expenses and site clean-up not directly related to the accident, among others. For information relating to our environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities” below. The majority of the remediation activities in connection with the 25 major accidents have been completed, but some of the legal proceedings are still pending resolution by the Mexican environmental authorities, as a result of various administrative delays, including site analysis and other investigations into the causes of the accidents.

Of the 25 accidents in 2005, the two most significant accidents occurred in the states of Veracruz and Tabasco. In April 2005, the La Cangrejera-Pajaritos 10-inch pipeline ruptured near Nanchital, releasing over

80 tons of ammonia. The blast of ammonia gas from this accident caused the death of six people. In July 2005, the Escribano-Dos Bocas 48-inch pipeline ruptured. The resulting gas leak caused an explosion that killed four people. After each of these two accidents, we developed an emergency action plan, in coordination with local authorities and private companies, which reinforced the existing emergency procedures and helped to isolate the damaged areas and to evacuate nearby towns in a very short period of time, and in such a way that damage to local residents and properties was significantly reduced. In each case, PROFEPA requested that we initiate environmental impact evaluations. It is anticipated that during the second half of 2006, the results of these evaluations will provide estimates of the areas that have been impacted as well as recommendations for environmental remediation measures.

On April 29, 2005, the Board of Directors of Petróleos Mexicanos approved the Emergency Plan for Strengthening Safety, Health and Environmental Protection. The implementation of the plan commenced with the audits of the high-risk pipelines and facilities by a multidisciplinary task force. This initial review identified critical areas that required attention. Through this Emergency Plan, several measures were put into practice to limit the quantity and severity of personal and industrial incidents. During 2005, as a result of the implementation of the plan, our accident frequency rate decreased by 29% as compared to 2004, from 1.50 to 1.06 per million man hours worked with exposure to risk. To achieve zero incidents, injuries, emissions of pollutants and illnesses for all of our work centers, in January 2006, we began to implement the PEMEX Safety, Health and Environmental Protection System (PEMEX SSPA), which is expected to be fully implemented over a period of three years. The system includes the incorporation of 12 of the world’s best preventive and corrective safety practices, as well as the revision of and adherence to root-cause analysis; process safety management, with strong emphasis on mechanical integrity; environmental protection; occupational health; operational discipline; effective audits; emergency response plans; protection tests and risk analysis systems.

In August 2005, the sulfur recovery plant at La Cangrejera gas processing center began operations. This plant has a nominal capacity of 10 tons per day and it is designed to recover 96% of the sulfur content of the acid gas stream coming from the sweetening section of the fractionation plant located in La Cangrejera gas processing center. As a result, maximum sulfur dioxide emissions will be 50 kg per ton of sulfur processed. This figure is less than 50% of the maximum amount set by the applicable Mexican and international standards.

Other than as disclosed herein, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

Environmental Liabilities

At December 31, 2005, our estimated and accrued environmental liabilities totaled Ps. 1,727.3 million. Of this total, Ps. 753.6 million were attributable to Pemex-Exploration and Production, Ps. 665.2 million to Pemex-Refining, Ps. 258.6 million to Pemex-Gas and Basic Petrochemicals and Ps. 49.9 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following charts detail our environmental liabilities by subsidiary entity and operating region at December 31, 2005.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Northern region	280.25	Ps.	560,491
Southern region	7.37		9,696
Southeastern Marine region	—		—

Total(1)	287.62	Ps.	570,187

Note:	Numbers may not total due to rounding.
(1)	During 2005, environmental remediation was completed on 31.29 hectares. There were 28.31 hectares of additional affected areas, including 7.60 hectares in the Northern region and 20.71 hectares in the Southern region, which were affected as a result of spills from pipelines.
Source:	PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds	Estimated Liability
		(in thousands of pesos)
Northern region(1)	327	Ps.	162,913
Southern region	10		20,456

Total	337		183,369

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	753,556

Note:	Numbers may not total due to rounding.
(1)	A total of 364 holding ponds, 353 in the Northern region and 11 in the Southern region, were restored and discharged as liabilities for 2005. A total of 280 holding ponds, 277 in the Northern region and three in the Southern region, were classified as new liabilities.
Source:	PEMEX.

Pemex-Refining

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Pipelines	7.47	Ps.	63,012
Refineries(1)	182.31		209,078
Storage and Distribution Terminals(2)(3)	121.46		242,532
Other affected areas(4)	52.00		150,537

Total	363.24	Ps.	665,159

Note:	Numbers may not total due to rounding
(1)	In 2005, environmental remediation activities were initiated on 12.10 hectares, with an estimated cost of Ps. 13.876 million.
(2)	Of the 27 terminals which required environmental remediation, the estimated affected area of one storage and distribution terminal has not yet been determined; however, the estimated liability includes the cost estimate for such area based on available information.
(3)	In 2005, restoration activities with an associated cost of Ps. 45.58 million and recent information resulting in a better definition of an “affected area” decreased the estimated liability of these sites by Ps. 10.62 million.
(4)	Estimated liability of the Santa Alejandrina swamp in Minatitlán, Veracruz.
Source:	PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Gas Complex Processors(1)	23.410	Ps.	249,197
Pipelines(2)	1.800		9,399

Total	25.210	Ps.	258,597

Note:	Numbers may not total due to rounding
(1)	Seven gas processing plant complexes and one gas processing plant have been audited and six gas processing plant complexes were determined to require environmental remediation. The surface of the affected area at the gas processing plant complex of La Venta has increased, with an associated cost of Ps. 14.21 million, as a result of an improved characterization site study. In the processing plants complex at Reynosa, new information regarding the affected area increased the restoration cost by Ps. 18.119 million. The surface of the affected areas at the Ciudad Pemex and Arenque processing plants have also increased, with an aggregate associated cost of Ps. 0.716 million. In the affected areas of the Poza Rica and Cactus complexes, the restoration cost decreased by Ps. 4.435 million, due to a revised evaluation of the contaminated sites.
(2)	Following an evaluation, the estimated costs of remediation activities were increased by Ps. 3.181 million, based on new information resulting from the evaluation in the pipeline sector of Minatitlán.
Source:	PEMEX.

Pemex-Petrochemicals

	Estimated affected area	Estimated Liability
	(in hectares)	(in thousands of pesos)
Petroquímica La Cangrejera, S.A. de C.V.	0.30	Ps.	1,780
Petroquímica Pajaritos, S.A. de C.V.(1)	10.53		48,114

Total(2)	10.83	Ps.	49,894

Note:	Numbers may not total due to rounding
(1)	New information from evaluation and restoration activities at Petroquímica Pajaritos S.A. de C.V. resulted in an increase in the estimated remediation cost.
(2)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.
Source:	PEMEX.

Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-12 “Contingencies and Commitments” for Mexican GAAP purposes and with SFAS No. 5 “Accounting for Contingencies” for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gained during the remediation process. For a further discussion of our environmental liabilities, see Note 20 IIc. to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such a magnitude as to materially affect our estimates of environmental liabilities.

At the end of 2005, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is a function of the annual budget assigned to us by the Mexican Congress.

Environmental Projects and Expenditures

In 2005, we spent approximately Ps. 2,901 million in environmental projects and related expenditures, as compared to Ps. 2,514 million in 2004. For 2006, we have budgeted Ps. 3,859 million for development of basic environmental infrastructure. These environmental projects and expenditures are primarily directed to the modernization of installations, the implementation of systems and mechanisms to monitor and control atmospheric pollution, the acquisition of equipment to address the contingencies of hydrocarbon spills, the expansion of water effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulphur content. We are developing procedures to track the costs and expenses of our industrial safety measures and environmental compliance.

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

Since then, the Ministry of Energy of Mexico has periodically announced increases and decreases in crude oil exports in conjunction with production revisions by other oil producing countries in order to stabilize oil prices. During 2002, the Ministry of Energy announced a decrease in crude oil exports of 100 thousand barrels per day, to a level of 1.66 million barrels per day, in line with OPEC announcements to reduce crude oil production levels that year.

During 2003, as a result of increasing market demand and the reduction by more than 2 million barrels per day of Venezuelan crude oil exports, Mexico announced increases in crude oil exports totaling 220 thousand barrels per day to a level of 1.88 million barrels per day.

In March 2004, OPEC announced that it would cut crude oil production by one million barrels per day beginning April 1, 2004. In June 2004, OPEC announced that it would increase crude oil production by

500 thousand barrels per day beginning August 1, 2004. In September 2004, OPEC announced that it would increase crude oil production by 1 million barrels per day beginning November 1, 2004. In March 2005, OPEC announced that it would raise its oil production ceiling from 27 million barrels per day to 27.5 million barrels per day with immediate effect. In June 2005, OPEC announced that it would increase crude oil production by 0.5 million barrels per day beginning July 1, 2005. The current oil production ceiling of 28.0 million barrels per day has since been maintained. OPEC members met during the first week of June 2006 in Venezuela and decided to leave oil production levels unchanged despite current high crude oil prices, since crude oil stocks levels are above average in the U.S. and markets are considered to be well supplied. As of the date of this report, Mexico has not announced any revisions to its current levels of crude oil exports of 1.868 million barrels per day as a result of these latest announcements by OPEC, and Mexico has no plans to change its current levels of crude oil exports.

For more information on these agreements and announcements, see “Item 5––Operating and Financial Review and Prospects––Sales Volumes and Prices––Export Agreements.”

NAFTA did not affect the exclusive rights of Mexico, through PEMEX, to explore and exploit crude oil and natural gas in Mexico, to refine or process crude oil and natural gas and to produce basic petrochemicals in Mexico. Since 2003, non-basic petrochemical products enjoy zero tariff under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products from Mexico to the United States and Canada are free or exempt from tariffs. Similarly, since 2003, imports of petroleum products from the United States and Canada to Mexico are free or exempt from tariffs. In addition, in 2004, NAFTA phased in lower tariffs on certain materials and equipment that we import into Mexico. The zero tariff on imports of non-basic petrochemicals from the United States and Canada to Mexico could, over time, increase competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on the products, materials and equipment that we import from and export to the United States and Canada will decrease our expenses and increase our income.

TAXES AND DUTIES

General

Taxes and duties applicable to PEMEX are a significant source of revenues to the Mexican Government. In 2005, PEMEX paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year and were set after taking into consideration our operating budget, our capital expenditure program and our financing needs. The aggregate tax rate for all special hydrocarbon taxes and duties could not exceed 60.8% of the revenues of sales to third parties under the oil price set for the particular year.

If the indirect IEPS tax that we collect is taken into account, we contributed approximately 40% of the Mexican Government’s revenues in 2005 and 39% in 2004.

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

On April 27, 2005, the Chamber of Senators approved a proposal to modify the fiscal regime of PEMEX. This proposal was approved by the Chamber of Deputies on June 28, 2005. This proposal was not signed into law by President Vicente Fox and was returned to the Mexican Congress on September 1, 2005. After discussing the observations made by the President, the Mexican Congress approved the proposal to modify the fiscal regime of PEMEX on November 10, 2005. The new fiscal regime went into effect on January 1, 2006.

Under the new fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other Subsidiary Entities are governed by the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2006 (Federal Annual Revenue Law for the Fiscal Year of 2006). The Federal Annual Revenue Law is discussed and approved on an annual basis by the Mexican Congress. The new fiscal regime for Pemex-Exploration and Production consists of the following duties:

Ordinary Hydrocarbons Duty	For the years 2006 to 2009, a variable tax rate, which will fluctuate between 78.68% and 87.81%, will apply depending on the weighted average Mexican crude oil export price and the year. As of 2010, the applicable rate will be 79%. This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions).

Hydrocarbon Duty for the Oil Revenues Stabilization Fund	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average crude oil export price for a certain year exceeds U.S.$22.00 per barrel.

Duty for the Fund for Scientific and Technological Research on Energy	A rate of 0.05% is applied to the value of extracted crude oil and natural gas production for the year.

Duty for Fiscal Monitoring of Oil Activities	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Extraordinary Duty on Crude Oil Exports

A rate of 13.1% is applied to the value resulting from the multiplication of the difference between the annual weighted average price of the Mexican barrel of crude oil over the budgeted crude oil price times the annual exports volume.

Additional Duty	This duty is applied if and only if annual crude oil production is below target production from 2006 to 2008, according to a formula based on the difference between target production and the actual crude oil production.

Excess Gains Revenue Duty

This duty equals 6.5% of the revenues from crude oil export sales when the weighted average price of crude oil exceeds the threshold crude oil price set for the year, which in 2006 is U.S.$36.50 per barrel. This duty will be credited against the Hydrocarbon Duty for the Oil Revenues Stabilization Fund and, if necessary, against the Ordinary Hydrocarbons Duty.

In 2005, the excess gains revenue duty replaced the infrastructure duty, and the threshold price above which this duty must be paid for 2005 was U.S. $23.00. See “—Excess Gains Revenue Duty” below.

The new fiscal regime for Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consists of the following taxes and duties:

Hydrocarbon Income Tax	This tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and its subsidiary entities are not subject. A tax rate of 30% is applied to net income, as determined in accordance with the Federal Annual Revenue Law for the fiscal year of 2006 and the applicable provisions of the Ley del Impuesto sobre la Renta (Income Tax Law).
IEPS Tax	The Special Tax on Production and Services (which we refer to as the IEPS Tax) is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collects on behalf of the Mexican Government. The IEPS Tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product to its customers (not including value added tax, the retailers’ margin and freight costs). Thus, the Mexican Government ensures that we retain an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collects the difference between the international prices and the prices at which these products are sold in Mexico.

PEMEX expects that the new fiscal regime will result in savings of approximately Ps. 25 billion in 2006 and that this amount will increase gradually over the following years. However, no assurance can be given that PEMEX’s tax regime will not be changed in the future.

Prior Fiscal Regime

Before the new fiscal regime went into effect, the most important taxes and duties that we were required to pay but are no longer applicable to us, and their applicable rates, were the following:

Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production paid this duty. A rate of 52.3% was applied to the net cash flow that resulted from deducting all cash expenditures (including operating expenses and capital expenditures) from the cash revenues generated by Pemex-Exploration and Production’s sales of goods and services.
Extraordinary Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production paid this duty, which was calculated on the same basis as the hydrocarbon extraction duty, using a tax rate of 25.5%.
Additional Hydrocarbon Extraction Duty	Only Pemex-Exploration and Production paid this duty, which was calculated on the same basis as the hydrocarbon extraction duty, using a tax rate of 1.1%.

We make advance payments to the Mexican Government in respect of our ordinary hydrocarbon duty, hydrocarbon income tax, excess gains revenue duty and IEPS tax. These are credited against our liability under the foregoing duties and taxes. In 2005, the sum of the hydrocarbon extraction duty, the extraordinary hydrocarbon extraction duty, the additional hydrocarbon extraction duty, the hydrocarbon income tax and the IEPS tax (which we refer to collectively as the Taxes and Duties) was equal to the hydrocarbon duty. In addition, in 2005, the hydrocarbon duty was calculated by applying a rate of 60.8% to the sales revenues of Petróleos Mexicanos and subsidiary entities from the PMI Group and third parties, including the IEPS tax generated by Pemex-Refining, but excluding the value added tax.

In the event that the sum of the Taxes and Duties was not equal to the hydrocarbon duty, the rates of the hydrocarbon extraction duty, the extraordinary hydrocarbon extraction duty and the additional hydrocarbon extraction duty was adjusted to ensure that the sum of the Taxes and Duties equaled the hydrocarbon duty.

Excess Gains Revenue Duty

In 2002 and 2003, we paid an excess gains revenue duty in an amount equal to 39.2% of those revenues in excess of the threshold price set for that year. Thus, in 2002 and 2003, for every dollar exceeding the threshold price, we paid to the Mexican Government 60.8 cents in hydrocarbon duty and 39.2 cents in excess gains revenue duty so that all revenues above the threshold amount for those years of U.S. $15.50 per barrel and U.S. $18.35 per barrel, respectively, were payable to the Mexican Government. However, for the amount up to the threshold price, we paid only the hydrocarbon duty. We paid this duty in 2002 and 2003. In 2004, instead of paying the excess gains revenue duty to the Mexican Government, we were obligated to pay the infrastructure duty, the proceeds of which were dedicated for investment in infrastructure works for exploration, gas, refining and petrochemicals that were carried out by us and our subsidiary entities. Like the excess gains revenue duty, this duty equaled 39.2% of our revenues from crude oil export sales in excess of the threshold crude oil price set for that year (which in 2004 was U.S. $20.00 per barrel). See also “Item 5—Operating and Financial Review and Prospects—General—IEPS Tax, Excess Gains Revenue Duty, Hydrocarbon Duties and Other Taxes.”

Beginning in 2005, we were obligated to pay the excess gains revenue duty to the Mexican Government instead of the infrastructure duty, in an amount equal to 39.2% of the revenues from crude oil export prices in excess of the threshold crude oil price set for the year (which in 2005 was U.S. $23.00 per barrel). Thus, for every dollar exceeding the threshold price, we were obligated to pay to the Mexican Government 60.8 cents in hydrocarbon duty and 39.2 cents in excess gains revenue duty so that all revenues above the threshold amount for that year were payable to the Mexican Government. However, for the amount up to the threshold price, we paid only the hydrocarbon duty. The portion of the excess gains duty generated in respect of revenues in excess of U.S. $27.00 was allocated as follows:

•	50% for capital expenditures in exploration, production, refining, gas and pretrochemical activities of Petróleos Mexicanos and the subsidiary entities; and

•	50% for expenditures of infrastructure and equipment programs and investment projects carried out by the Mexican states.

Other Taxes

Since 1994, our interest payments on our external debt have been subject to Mexican Government withholding taxes. In 1994, the Mexican Government credited our withholding tax payments against our tax liability, but since the end of 1994, the Mexican Government has not allowed such a credit. Nevertheless, withholding taxes do not represent a substantial portion of our total tax liability.

Beginning in 1995, we have been subject to municipal and state taxes, such as real property and payroll taxes. However, because most of our facilities are located on federal property, which is not subject to municipal taxation, real property taxes are not a significant part of our overall taxes. Similarly, payroll taxes do not represent a substantial portion of our total tax liability.

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 35% for 2000 through 2002, 34% for 2003, 33% for 2004, 30% for 2005 and 29% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities—basically liabilities with Mexican residents excluding debts with financial institutions or their intermediaries). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company’s income tax liability may be credited against the company’s income tax liability in subsequent years.

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 777 million in 2003 and Ps. 1,359 million in 2004, and Ps. 3,629 million in 2005.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

Form of Government

The President is the chief of the executive branch of the Mexican Government. The current President of Mexico is Vicente Fox Quesada, whose term expires on November 30, 2006. The Political Constitution of the United Mexican States limits the President to one six-year term and does not allow reelection for any additional terms.

In the Congressional election held on July 6, 2003, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on June 2, 2000. The following table provides the current distribution of Congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies:

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	58	45.3	204	40.8
National Action Party	47	36.7	148	29.6
Democratic Revolution Party	15	11.7	97	19.4
Ecological Green Party of Mexico	5	3.9	17	3.4
Independent	3	2.3	23	4.6
Labor Party	0	0.0	6	1.2
Convergence for Democracy	0	0.0	5	1.0

Total	128	100.0%	500	100.0%

Note:	Totals may differ due to rounding.
Source:	Chamber of Deputies and Senate.

On July 2, 2006, a general election is scheduled to be held in Mexico. At the federal level, Mexicans will elect a new President, 500 new deputies to all of the seats of the Chamber of Deputies and 128 new senators to all of the seats of the Senate. Several local elections will also take place on the same date, including the governorships of the Federal District and the state of Nuevo León.

The Economy

National Development Program

On June 11, 2002, the Mexican Government announced the Programa Nacional de Financiamiento del Desarrollo 2002-2006 (National Development Financing Program 2002-2006, or PRONAFIDE 2002-2006). The goals of the PRONAFIDE 2002-2006 are to:

•	generate the resources needed to finance social programs contemplated by the National Development Plan 2001-2006;

•	increase the rate of economic growth;

•	generate jobs consistent with population dynamics; and

•	consolidate a stable macroeconomic environment.

The basic strategies that the Mexican Government expects to employ in connection with the PRONAFIDE 2002-2006 are as follows:

•	implementation of structural reforms aimed at fostering a legal and economic environment favorable to the competitive participation of the private sector in productive activities;

•	promotion of public sector savings in order to increase the availability of financial resources for the private sector;

•	promotion of private sector domestic savings, with an emphasis on both popular and long-term savings;

•	promotion of external savings only as a complement to domestic savings; and

•	strengthening of the financial system and modernization of development banks in order to foster economic growth in the medium term.

•	Notwithstanding these initiatives, significant new investment in infrastructure, industrial and agricultural modernization, training and environmental protection will be required for continued growth and development. The Mexican economy is also likely to continue to be subject to the effects of adverse domestic and external factors such as declines in foreign direct and portfolio investment, high interest rates and low oil prices, which may lead to volatility in the foreign exchange and financial markets and may affect Mexico’s ability to service its foreign debt.

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

The Role of the Mexican Government in the Economy; Privatization

In November 2005, Consorcio Aeroméxico, S.A. de C.V. (formerly known as Cintra, S.A. de C.V.), a company controlled by the Mexican Government and that owns the two most important Mexican airlines (Mexicana Airlines and Aeroméxico), sold Grupo Mexicana for approximately U.S. $165 million plus debt and other liabilities. In December 2005, the Mexican Government sold a 36% stake in Grupo Aeroportuario del Centro Norte, S.A. de C.V., the company that owns the concessions to operate, maintain and develop 13 airports in the central and northern regions of Mexico, for approximately U.S. $203 million. On March 1, 2006, the Mexican Government sold its remaining 85% stake in Grupo Aeroportuario del Pacífico, S.A. de C.V., the company that owns the concessions to operate, maintain and develop 12 airports in the Pacific region of Mexico, through a public offering for proceeds of approximately U.S. $1 billion.

The Mexican Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term. A 1992 law currently allows private companies to generate electricity only for their own use or for sale to the Federal Electricity Commission. The executive branch of the Mexican Government presented a proposal to opposing political parties in August 2002 for an amendment to the Federal Electricity Commission norms and a constitutional amendment to achieve this objective. Past legislative initiatives to allow greater private sector participation in this sector have not succeeded.

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 4.2% in real terms during 2004. GDP increased by 3.6% in the first quarter of 2004, by 3.7% in the second quarter, by 4.5% in the third quarter and by 4.8% in the fourth quarter, each in real terms and as compared to the same period of 2003.

According to preliminary figures, GDP grew by 3.0% in real terms during 2005. This growth was led by the transportation, storage and communications sector, which grew by 7.1% in real terms. The financial services, insurance and real estate sector grew by 5.8%, the construction sector grew by 3.3%, the commerce, hotels and restaurants sector grew by 3.1%, the community, social and personal services sector grew by 2.1%, the electricity, gas and water sector grew by 1.4%, the manufacturing sector grew by 1.2% and the mining, petroleum and gas sector grew by 1.2%, each in real terms. The agriculture, livestock, fishing and forestry sector contracted by 1.5% in real terms in 2005.

According to preliminary figures, GDP grew by 5.5% in real terms during the first quarter of 2006, as compared with the same period of 2005. The transportation, storage and communications sector grew by 8.8%, the construction sector grew by 8.3%, the manufacturing sector grew by 7.1%, the mining, petroleum and gas sector grew by 5.9%, the financial services, insurance and real estate sector grew by 5.7%, the commerce, hotels and restaurants sector grew by 5.3%, the electricity, gas and water sector grew by 4.1% and the community, social and personal services sector grew by 2.9%, each in real terms. The agriculture, livestock, fishing and forestry sector contracted by 2.6% in real terms in the first quarter of 2006.

The following table sets forth the change in Mexico’s real GDP growth by sector for the periods indicated.

Real GDP Growth by Sector

	2001	2002	2003(1)	2004(1)	2005(1)	First three months of 2006(1)(2)
GDP (constant 1993 prices)	(0.2)%	0.8%	1.4%	4.2%	3.0%	5.5%
Agriculture, livestock, fishing and forestry	3.5	0.1	3.1	3.5	(1.5)	2.6
Mining, petroleum and gas	1.5	0.4	3.7	3.4	1.2	5.9
Manufacturing	(3.8)	(0.7)	(1.3)	4.0	1.2	7.1
Construction	(5.7)	2.1	3.3	6.1	3.3	8.3
Electricity, gas and water	2.3	1.0	1.5	2.8	1.4	4.1
Transportation, storage and communications	3.8	1.8	5.0	9.2	7.1	8.8
Commerce, hotels and restaurants	(1.2)	0.0	1.5	5.5	3.1	5.3
Financial services, insurance and real estate	4.5	4.2	3.9	3.9	5.8	5.7
Community, social and personal services	(0.3)	0.9	(0.6)	0.6	2.1	2.9

Note:	Totals may differ due to rounding.
(1)	Preliminary.
(2)	First three months of 2006 results as compared to the same period of 2005.
Source:	National Institute of Statistics, Geography and Informatics.

Prices and Wages

Inflation during 2004 (as measured by the change in the NCPI) was 5.2%, 1.2 percentage point higher than during 2003. The increase in inflation in 2004 was attributable primarily to increases in the prices of inputs and raw materials internationally. Inflation during 2005 was 3.3%, 0.3 percentage point higher than the official inflation target for the year and 1.9 percentage point lower than during 2004. The performance of inflation in 2005 was attributable primarily to two factors, the dilution of several supply disturbances that affected the economy during 2004 and the monetary policies that were adopted in 2005. Inflation for the five months ended May 31, 2006 was 0.6%, 0.3 percentage point lower than during the same period of 2005.

Interest Rates

During 2004, interest rates on 28-day Treasury bills (Cetes) averaged 6.8% and interest rates on 91-day Cetes averaged 7.1%, as compared with average rates on 28-day and 91-day Cetes of 6.2% and 6.5%, respectively, during 2003. Domestic interest rates were at historically low levels during 2003, largely due to reduced inflationary expectations and favorable conditions in the financial markets.

During 2005, interest rates on 28-day Cetes averaged 9.2% and interest rates on 91-day Cetes averaged 9.3%, 2.4 and 2.2 percent points higher, respectively, than the average rates during 2004. These increases in interest rates were primarily the result of the high inflationary expectations that were caused by supply disturbances experienced in 2004 and the monetary policies that were adopted in 2005 to reduce the existing inflationary pressures.

During the first five months of 2006, interest rates on both 28-day and 91-day Cetes averaged 7.4%, as compared with average rates on 28-day Cetes and 91-day Cetes of 9.3% and 9.5%, respectively, during the same period of 2005. On June 20, 2006, the 28-day Cetes rate was 7.1% and the 91-day Cetes rate was 7.4%.

Financial System

2005 Monetary Program

Mexico’s monetary program for 2005 had as its principal objective the achievement of an inflation rate not exceeding 3.0% by the end of 2005. Mexico’s monetary program for 2005 was made up of the following elements:

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

Using the daily average balance mechanism, Banco de México increased the “short” on three occasions during 2005, from Ps. 69 million to Ps. 75 million on January 28, 2005, from Ps. 75 million to Ps. 77 million on February 25, 2005 and from Ps. 77 million to Ps. 79 million on March 23, 2005. These increases were made in response to internal and external factors that could have threatened the achievement of the 3.0% inflation target for 2005. For the remaining of the year, the “short” was maintained at Ps. 79 million.

During 2005, the Ml money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 10.8% in real terms, as compared with 2004. This growth was driven by an increase in checking account deposits denominated in pesos of 13.7% in real terms, as compared with 2004.

During 2005, financial savings increased by 11.5% in real terms, as compared with 2004. Savings generated by Mexican residents increased by 11.0% in real terms, while savings generated by non-residents increased by 33.3% in real terms in 2005, each as compared with 2004.

At December 30, 2005, the monetary base totaled Ps. 380.0 billion, an 11.7% nominal increase from the level of Ps. 340.2 billion at December 31, 2004.

2006 Monetary Program

Mexico’s monetary program for 2006 has as its principal objective an inflation rate no higher than 3.0% by the end of 2006. Mexico’s monetary program for 2006 is made up of the following elements:

•	inflation objectives;

•	a reference guideline for the analysis of the economic situation and inflationary pressures;

•	a framework for the monetary instruments to be used by the Central Bank to achieve its objectives; and

•	a plan for regular communication with the public that promotes the transparency, credibility and effectiveness of the monetary policy.

On May 26, 2006, Banco de México announced that the “short” will remain unchanged at Ps. 79 million until further notice. The decision of Banco de México to maintain the “short” at the same level at which it was set on March 23, 2005 was based on the continued positive outlook of the world and Mexican economies.

During the first three months of 2006, the Ml money supply increased by 13.7% in real terms, as compared with the same period of 2005. This growth was driven by an increase in checking account deposits denominated in pesos of 12.7% in real terms during the first three months of 2006, as compared with the same period of 2005.

During the first three months of 2006, financial savings increased by 10.2% in real terms, as compared with the same period of 2005. Savings generated by Mexican residents increased by 9.8% in real terms and savings generated by non-residents increased by 24.0% in real terms during the first three months of 2006, each as compared with the same period of 2006.

At June 20, 2006, the monetary base totaled Ps. 360.1 billion, a 5.2% nominal decrease from the level of Ps. 380 billion at December 31, 2005. Banco de México estimates that the monetary base will total approximately Ps. 419.7 billion at December 31, 2006.

Banking System

In connection with the implementation of NAFTA, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these amendments, as well as provisions of NAFTA dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions established pursuant to NAFTA and other trade treaties, excluding Mexican banks acquired pursuant to a program approved by the Ministry of Finance and Public Credit, could not exceed 25% of the total net capitalization of all Mexican banks until January 1, 2000.

In December 1998, the Mexican Congress approved legislation introducing a package of financial and banking reforms which supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law and NAFTA regulations discussed above. Under the 1998 reforms, all remaining restrictions on foreign ownership of the largest Mexican banks were removed. Foreign ownership was previously restricted in any Mexican bank whose net capital exceeded 6% of the aggregate net capital of all Mexican banks. In addition, the aggregate foreign shareholdings of Mexican-controlled banks was limited to 49% and no foreign shareholder was authorized to own, directly or indirectly, more than 5% of the equity of any Mexican bank (or 20%, with the approval of the Ministry of Finance and Public Credit). Those limits did not, however, apply to any foreign financial institution that acquired control (i.e., more than 51% of the common stock) of a smaller-sized Mexican bank (i.e., one whose net capital did not exceed 6% of the Mexican banking system’s aggregate net capital).

The Banking Law was amended on June 4, 2001 to:

•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members and (3) requiring an audit committee of the board of directors;

•	improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services and (3) setting a new framework for related operations; and

•	strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities and (3) expanding the role of external auditors.

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

The weakening of the banking system prompted the Mexican Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect in March 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México’s daily net extension of credit. In addition, in 1997 the National Banking and Securities Commission (CNBV) adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. GAAP.

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

In addition, the Mexican Government established the Temporary Capitalization Program (PROCAPTE), a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings (FOBAPROA) advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

Through FOBAPROA, the Mexican Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995 and were completely repaid by August 31, 1995. No such drawings were made after that date.

In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.

In 1999, the Mexican Government’s program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Bank Savings Protection Institute, or IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms. IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits were introduced gradually. Deposit insurance is now limited to 400,000 Unidades de Inversión (or UDIs, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At June 24, 2006, one UDI was worth Ps. 3.67455.

The Mexican Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At March 31, 2006, IPAB’s debt totaled Ps. 764.9 billion.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells peso-denominated debt securities in Mexico. IPAB uses the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB’s securities are sold through auctions conducted by Banco de México.

In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. In 2005, IPAB conducted about 10 auctions of these loan portfolios and other assets.

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

The new rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with a new financing alternative in international markets. These securities have a minimum maturity of ten years, are unsecured and deeply subordinated and provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.

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

At December 31, 2005, calculated in accordance with the accounting criteria applicable to credit institutions since the beginning of 1998, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 20.9 billion, as compared with Ps. 27.0 billion at December 31, 2004. The total loan portfolio of the banking system increased by 3.6% in real terms during 2005 as compared with 2004. The past-due loan ratio of commercial banks was 1.8% at December 31, 2005, as compared to 2.5% at December 31, 2004. The amount of loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 50.5 billion at the end of December 2005, as compared with Ps. 54.5 billion at December 31, 2004. At this level, commercial banks had reserves covering 241.3% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

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

Effective June 1, 2001, the Securities Market Law was amended to promote the securities market by making it more transparent, liquid and efficient and by implementing stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amended law requires issuers of securities to appoint an audit committee of the board which will have full access to the issuer’s information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduced provisions intended to regulate the duties of board members and the liability of board members for acting in violation of such duties. The amendments also broadened the scope of insider trading provisions and introduced more severe penalties for insider trading violations.

In December 2005, the Mexican Congress passed a new securities law to enhance the institutional framework necessary for a stronger development of the securities market in Mexico. The new law, which will enter into effect on June 28, 2006, clarifies several aspects of the currently existing law, such as the disclosure mechanisms and the reach of its application to holding companies and subsidiaries. In addition, the new law improves minority shareholders’ rights and introduces certain new requirements and fiduciary duties applicable to board members, officers and external auditors. The new law also redefines the responsibilities of the corporate structure, requiring the creation of audit and corporate governance committees with independent board members.

At December 31, 2005, the Stock Market Index stood at 17,802.7 points, representing a 37.8% increase in nominal peso terms from the level of 12,917.9 points at December 31, 2004. At June 22, 2006, the Stock Market Index stood at 18,210.8 points, representing a 2.3% increase from the level at December 30, 2005.

External Sector of the Economy

Foreign Trade

During 2005, according to preliminary figures, Mexico registered a trade deficit of U.S. $7.6 billion, as compared with a trade deficit of U.S. $8.8 billion during 2004. Merchandise exports increased by 14.0% in 2005, to U.S. $214.2 billion, as compared with U.S. $188.0 billion in 2004. During 2005, petroleum exports increased by 34.8%, while non-petroleum exports increased by 11.0%, each as compared with 2004.

During 2005, according to preliminary figures, total imports grew by 12.7% to U.S. $221.8 billion, as compared with U.S. $196.8 billion in 2004. In 2005, imports of intermediate goods increased by 10.3%, imports of capital goods increased by 16.0% and imports of consumer goods increased by 24.0%, each as compared with 2004.

During the first four months of 2006, according to preliminary figures, Mexico registered a trade surplus of U.S. $1.2 billion, as compared with a trade deficit of U.S. $2.5 billion for the same period of 2005. Merchandise exports increased by 22.4% during the first four months of 2006, to U.S. $78.7 billion, as compared to U.S. $64.3 billion for the same period of 2005. During the first four months of 2006, petroleum exports increased by 50.4%, while non-petroleum exports increased by 17.9%, each as compared with the same period of 2005.

During the first four months of 2006, according to preliminary figures, total imports grew by 16.0% to U.S. $77.5 billion, as compared with U.S. $66.8 billion for the same period of 2005. During the first four months of 2006, imports of intermediate goods increased by 15.1%, imports of capital goods increased by 17.0% and imports of consumer goods increased by 19.7%, each as compared with the first four months of 2005.

A free trade agreement with Uruguay, signed in November 2003, went into effect on July 15, 2004. On September 17, 2004, Mexico signed a free trade agreement with Japan, which entered into effect on April 1, 2005.

Balance of International Payments

According to preliminary figures, during 2005, Mexico’s current account registered a deficit of U.S. $4.8 billion, or 0.6% of GDP, a 27.6% decrease in nominal terms as compared with the current account deficit registered in 2004. The capital account surplus for 2005 totaled U.S. $12.8 billion, as compared with a surplus of U.S. $10.8 billion in 2004. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.2 billion in 2005 and was composed of direct foreign investment inflows totaling U.S. $18.1 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $10.2 billion.

According to preliminary figures, during the first quarter of 2006, Mexico’s current account registered a surplus of 0.1% of GDP, or U.S. $8.8 billion, as compared to a deficit of U.S. $2.8 billion for the same period of 2005. The capital account registered a deficit of U.S. $1.8 billion in the first quarter of 2006, as compared with a U.S. $2.0 billion surplus for the same period of 2005. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $3.6 billion during the first quarter of 2006 and was composed of direct foreign investment inflows totaling U.S. $3.0 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $0.5 billion.

In August 1996, the Foreign Exchange Commission, composed of members of the Ministry of Finance and Public Credit and Banco de México, announced a plan to increase Mexico’s reserves by conducting monthly auctions of options to sell U.S. dollars to Banco de México. The auctions took place among commercial banks, which could assign their rights arising therefrom. The auctions allowed Banco de México to accumulate international assets without creating distortions in the currency markets. On May 18, 2001, the Foreign Exchange Commission determined that accumulated reserve levels were high enough to justify suspending until further notice the sale of options after the auction held on June 29, 2001.

On March 20, 2003, the Foreign Exchange Commission announced that it had adopted a new mechanism to moderate the rate of accumulation of international reserves expected in 2003. Under the mechanism, Banco de México announced every quarter, beginning in May 2003, the total amount of dollars it would supply to the currency market in the following three-month period. The amount of dollars to be sold, which were sold exclusively to Mexican credit institutions, equaled 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

On March 12, 2004, the Foreign Exchange Commission announced that it would adjust the mechanism to moderate the rate of accumulation of international reserves that it had adopted on March 20, 2003 and that commenced on May 2, 2003. Under the adjusted mechanism, which remains in effect, Banco de México continues to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced is divided into four equal portions to be sold in the following four quarters. The new mechanism commenced on May 3, 2004. The amount of dollars auctioned during the quarter from May through July 2004 (U.S. $22.0 million) was based retroactively on the accumulation of net international reserves registered in the four quarters from April 16, 2003 through April 16, 2004. The total auctioned for the quarter from May through July 2004 was, therefore, equal to the sum of one-fourth of each of the total amounts announced for the quarters ended in July 2003, October 2003, January 2004 and April 2004. On April 18, 2006, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from May 2, 2006 to July 31, 2006 would be U.S. $25.0 million.

At December 30, 2005, Mexico’s international reserves totaled U.S. $68.7 billion, an increase of U.S. $7.2 billion from the level at December 31, 2004. The net international assets of Banco de México totaled U.S. $74.1 billion at December 30, 2005, an increase of U.S. $9.9 billion from the level at December 31, 2004.

At May 31, 2006, Mexico’s international reserves totaled U.S. $75.6 billion, an increase of U.S. $6.9 billion from the level at December 30, 2005. The net international assets of Banco de México totaled U.S. $81.5 billion at June 23, 2006, an increase of U.S. $7.4 billion from the level at December 30, 2005.

Direct Foreign Investment in Mexico

According to preliminary figures, during 2005, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $13.8 billion. Total accumulated direct foreign investment in Mexico during the 2000-2005 period amounted to approximately U.S. $109.7 billion. Of the total direct foreign investment during 2005, 40.0% has been channeled to manufacturing, 30.9% to financial services, 8.2% to transportation and communications and 9.9% to commerce.

According to preliminary figures, during 2005, foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.2 billion, comprising direct foreign investment inflows of U.S. $18.1 billion and foreign portfolio investment (including securities placed abroad) inflows of U.S. $10.2 billion.

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

The peso/dollar exchange rate closed at Ps. 10.778 = U.S. $1.00 on December 31, 2005, a 4.3% appreciation of the peso in dollar terms as compared to the exchange rate at the end of 2004. During 2005, the average peso/U.S. dollar exchange rate was Ps. 10.898 = U.S. $1.00, as compared to Ps. 11.286 = U.S. $1.00 in 2004. The peso/U.S. dollar exchange rate announced by Banco de México on June 22, 2006 (to take effect on the second business day thereafter) was Ps. 11.441 = U.S. $1.00.

Public Finance

Fiscal Policy

The rationalization of public expenditure and the augmentation of revenue have been important components of the Mexican Government’s economic stabilization strategy. The Mexican Government’s fiscal policy has two fundamental objectives: to establish the macroeconomic foundation for sustained growth and to focus the Mexican Government’s resources on those sectors in which the Mexican Government can have the greatest impact in supporting social development and the competitiveness of the Mexican economy.

At present, the Mexican Government’s principal short-term fiscal policy objectives, in addition to countering inflation, are:

•	strengthening economic activity and exports;

•	maintaining an adequate surplus in the Mexican Government’s primary balance while incurring only a moderate public sector deficit;

•	continuing the promotion of fiscal federalism; and

•	increasing the efficiency and competitiveness of the economy and the effectiveness of the tax collection system.

The Mexican Government’s principal medium-term fiscal policy objectives are:

•	significantly reducing the inflation rate to levels approximating those of Mexico’s major trading partners;

•	consolidating the process of sustainable economic growth;

•	promoting private sector savings;

•	continuing to modernize the economy; and

•	strengthening social policy through increased real spending on social development.

2005 Budget and Fiscal Results

According to preliminary figures, public sector budgetary revenues in 2005 were less than public sector budgetary expenditures (excluding off-budget revenues and expenditures of the public sector) by approximately Ps. 32 billion in nominal terms. Public sector budgetary revenues increased by 4.3% in real terms as compared to budgetary revenues for 2004. Within budgetary revenues, non-oil tax revenues increased by 7.7% in real terms, while oil related revenues increased at a real rate of 14.0%.

The overall public sector balance registered a deficit of Ps. 7.5 billion in nominal terms in 2005, reflecting a decrease of 63.0% in real terms as compared to the public sector deficit for 2004. The 2005 public sector deficit included gross expenditures of Ps. 4.4 billion related to the costs associated with the Programa de Separación Voluntaria (Voluntary Retirement Program, or PSV), which was implemented in late 2002 with the long-term goal of reducing the number of Government administrative personnel and which offers severance packages to certain persons who retire voluntarily. Excluding the gross expenditure related to the PSV, the public sector deficit for 2005 was Ps. 3.1 billion in nominal terms, equivalent to 0.03% of estimated GDP for 2005. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 207.4 billion in nominal terms in 2005, 2.7% higher in real terms than the surplus recorded for 2004.

2006 Budget and Fiscal Package

The Federal Annual Revenue Law for the Fiscal Year of 2006, as approved by the Mexican Congress and the Federal Disbursements Budget for the Fiscal Year of 2006, as passed by the Chamber of Deputies (together, the “2006 Budget”), were published on December 14, 2005 and December 22, 2005, respectively. The 2006 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector balance of 0% of GDP for 2006, i.e., a balanced budget.

As originally proposed to the Mexican Congress, the 2006 Budget contemplated a public sector surplus of 0.2% of GDP and was based on an estimated weighted average price of Mexico’s oil exports of U.S. $31.50 per barrel. The Mexican Congress’s upward revision to U.S. $36.50 per barrel, the 2006 Budget’s estimated volume of oil exports of 1,868 thousand barrels per day and the effect of PEMEX’s new fiscal regime resulted in Ps. 46.7 billion of additional revenues with respect to the original proposal.

The structure of the budgetary revenues for 2006 differs from that of 2005 as a result of PEMEX’s new fiscal regime. This structural difference, however, will not affect the total amount of oil revenues of the public sector (which includes PEMEX’s revenues and the Mexican Government’s oil revenues), but only its makeup because PEMEX’s revenues after taxes in 2006 are expected to increase by the same amount (Ps. 23.6 billion) by which the Mexican Government’s oil revenues (which consist of taxes and duties collected from PEMEX) are expected to decrease in 2006 as a result of the new fiscal regime.

The results for 2004 and 2005, the revised budget assumptions and targets for 2005 and the budget assumptions and targets for 2006, as set forth in the 2006 Budget passed by the Mexican Congress, are presented below:

2004 and 2005 Results;

2005 Revised Budget Assumptions and Targets;

2006 Budget Assumptions and Targets

	2004 Results		2005 Budget	2005 Results		2006 Budget
Real GDP growth (%)	4.2	(1)	3.5	3.0	(1)	3.6
Increase in the national consumer price index (%)	5.2		3.7	3.3		3.0
Average export price of Mexican oil mix (U.S.$/barrel)	31.05		39.8	42.69		36.50
Current account deficit as % of GDP	1.0	(1)	1.3	0.6	(1)	2.2
Average exchange rate (Ps./$1.00)	11.3		11.0	10.9		11.4
Average rate on 28-day Cetes (%)	6.8		9.4	9.2		8.9
Public sector balance as % of GDP	(0.3)	(1)	(0.2)	(0.1)	(1)	(0.0)
Primary balance as % of GDP	2.5	(1)	2.6	2.5	(1)	N/A

N/A =	Not available.
(1)	Preliminary.
Source:	Ministry of Finance and Public Credit.

Under the 2006 Budget, the Mexican Government estimates that it will devote Ps. 330.6 billion (23.5% of total budgetary programmable expenditures) to education and Ps. 416.3 billion (29.6% of total budgetary programmable expenditures) to health and social security.

According to preliminary figures, during the first three months of 2006, the public sector overall balance registered a surplus of Ps. 51.6 billion, 88.3% higher in real terms than the surplus for the same period of 2005, and the primary balance registered a surplus of Ps. 112.2 billion, 31.5% higher in real terms than the surplus for the same period of 2005.

Public Debt

Internal Public Debt

Internal debt is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at March 31, 2006, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 2 to the table “Net Internal Public Debt” below. Internal debt does not include the debt of IPAB or the debt of budget controlled or administratively controlled agencies. See “—Financial System—Banking Supervision and Support.”

Over the last decade, the Mexican Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Mexican Government in 1999 offered for the first time 10-year UDI-denominated securities and guaranteed 30-year UDI-indexed bonds, and subsequently began offering three-year, five-year, seven-year and ten-year fixed rate peso-denominated bonds.

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

With the issuance of these securities, the Mexican Government has established a long-dated benchmark yield curve and developed a long-term private domestic debt market. The Mexican Government anticipates that the issuance of these instruments has encouraged:

•	increased use of long-term fixed rate contracts;

•	the issuance of long-term peso-denominated securities by Mexican companies;

•	the development of long-term financial hedging products; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.

At December 31, 2005, according to preliminary figures, the net internal debt of the Mexican Government totaled Ps. 1,183.3 billion, as compared with the Ps. 1,030.0 billion outstanding at December 2004. At December 31, 2005, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 1,242.2 billion, as compared to Ps. 1,099.2 billion at December 2004.

At March 31, 2006, according to preliminary figures, the net internal debt of the Mexican Government totaled Ps. 1,222.7 billion, as compared with the Ps. 1,183.3 billion outstanding at December 31, 2005. At March 31, 2006, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 1,284.6 billion, as compared to Ps. 1,242.2 billion at December 31, 2005.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Net Internal Public Debt

	December 31,										March 31, 2006(1)
	2001(1)		2002(1)		2003(1)		2004(1)		2005(1)
	(in billions of Pesos)
Total net internal debt(2)	Ps.	691.0	Ps.	821.3	Ps.	927.1	Ps.	1,030.0	Ps.	1,183.3	Ps.	1,222.7
Mexican Government		691.0		821.3		927.1		1,030.0		1,183.3		1,222.7
Peso-denominated(2)		691.0		821.3		927.1		1,030.0		1,183.3		1,222.7
Foreign currency-denominated (Tesobonos)		0.0		0.0		0.0		0.0		0.0		0.0

Note:	Totals may differ due to rounding.
N.A. =	Not available.
(1)	Preliminary.
(2)	Does not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 260.1 billion at December 31, 2005. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.
Source:	Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector.

According to preliminary figures, outstanding gross external debt decreased by approximately U.S. $7.6 billion during 2005, from U.S. $79.2 billion at December 31, 2004 to U.S. $71.7 billion at December 31, 2005. Of the total external debt at December 31, 2005, U.S. $70.9 billion represented long-term debt and U.S. $786 million represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2005 represented approximately 20.9% of nominal GDP, 1.8 percentage points lower than at the end of 2004.

According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $0.4 billion during the first quarter of 2006, from U.S. $71.7 billion at December 31, 2005 to U.S. $72.0 billion at March 31, 2006. Of this amount, U.S. $69.3 billion represented long-term debt and U.S. $2.7 billion represented short-term debt.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, budget controlled agencies and administratively controlled agencies and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund or the debt of IPAB. See “—Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Federal Government	Long-Term Debt of Budget Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
2001	44,070	10,361	22,224	76,655	3,684	80,339
2002	43,554	10,630	21,845	76,029	2,789	78,818
2003	44,898	11,190	21,248	77,336	1,688	79,024
2004	48,561	10,636	17,952	77,149	2,077	79,226
2005(4)	48,689	6,736	15,464	70,889	786	71,675
March 31, 2006(4)	47,599	7,297	14,436	69,332	2,716	72,048

By Currency(3)

	December 31,										March 31, 2006(4)
	2001		2002		2003		2004		2005(4)
	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)
U.S. Dollars	69,933	87.0	69,804	88.6	70,519	89.2	71,220	89.9	65,480	91.4	65,955	91.6
Japanese Yen	4,708	5.9	3,849	4.9	4,013	5.1	2,937	3.7	1,990	2.8	2,022	2.8
Deutsche Marks	390	0.5	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Pounds Sterling	140	0.2	156	0.2	173	0.2	186	0.2	80	0.1	81	0.1
French Francs	170	0.2	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Swiss Francs	135	0.2	173	0.2	184	0.2	236	0.3	171	0.2	173	0.2
Others	4,863	6.0	4,836	6.1	4,135	5.3	4,647	5.9	3,954	5.5	3,817	5.3

Total	80,339	100.0	78,818	100.0	79,024	100.0	79,226	100.0	71,675	100.0	72,048	100.0

Note:	Totals may differ due to rounding.
(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2006), (b) external borrowings by the public sector after March 31, 2006 and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.
Source:	Ministry of Finance and Public Credit.

Subsequent to December 31, 2005:

•	On February 13, 2006, Mexico commenced a U.S. $1.5 billion program for the offering from time to time of its InterNotes®, a retail-oriented medium-term note program. On February 24, 2006, Mexico issued U.S. $5,147,000 of its 5.000% InterNotes® due February 15, 2011 and U.S. $3,030,000 of its 5.100% InterNotes® due February 15, 2013.

•	Pursuant to its Invitation for Offers to Sell Bonds for Cash in a Modified Dutch Auction dated February 23, 2006, as supplemented, on March 10, 2006, Mexico repurchased the following debt securities and surrendered these debt securities for cancellation:

Title of Purchased Securities	ISIN	Aggregate Principal Amount Repurchased		Aggregate Principal Amount Outstanding after Repurchases
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$	278,350,000	U.S.$	1,128,650,000
9.125% Notes due 2007	XS0073433707	ITL	38,750,000,000	ITL	391,250,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$	226,121,000	U.S.$	1,163,879,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$	299,648,000	U.S.$	1,200,352,000
7.375% Notes of 2001/2008	XS0126200988		€132,750,000		€617,250,000
8% Bonds of 1997/2008	DE0001937001	DEM	72,000,000	DEM	678,000,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$	360,460,000	U.S.$	1,442,540,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM	127,131,000	DEM	1,372,869,000
7.50% Notes due 2010	XS0108907303		€81,034,000		€918,966,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$	237,980,000	U.S.$	1,262,020,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$	258,066,000	U.S.$	1,741,934,000
10% Step-down Notes due 2013	XS0085661949	ITL	67,751,000,000	ITL	671,249,000,000
5.375% Global Notes due 2013	XS0170239932		€27,160,000		€722,840,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$	439,592,000	U.S.$	1,560,408,000
11% Notes due 2017	XS0075866128	ITL	12,250,000,000	ITL	487,750,000,000
8.125% Global Notes due 2019	US593048BN00	U.S.$	36,872,000	U.S.$	2,424,468,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$	6,892,000	U.S.$	150,713,000
6.75% Notes due 2024	XS0184889490		£23,474,000		£476,526,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$	86,770,000	U.S.$	2,838,230,000

•	Mexico issued U.S. $3,000,000,000 of its 5.625% Global Notes due 2017 on March 10, 2006.

•	Mexico issued € 19.5 million of its Series XWE Warrants on March 29, 2006.

Item 5.	Operating and Financial Review and Prospects

General

We earn income from:

•	export sales, which consist primarily of sales of crude oil and refined products;

•	domestic sales, which consist of sales of natural gas, refined products (such as gasoline, diesel fuel and liquefied petroleum gas) and petrochemical products; and

•	other sources, including investment income.

Our operating expenses include:

•	costs of sales (including labor expenses), costs of operating, maintaining and repairing plants and equipment, purchases of refined petroleum and other products, depreciation and amortization of fixed assets and, until December 31, 2003, costs of increasing the reserve for exploration and depletion of oil fields;

•	transportation and distribution costs;

•	administrative expenses; and

•	interest expense.

Our income is affected by a number of factors, including:

•	changes in international prices of crude oil and refined petroleum products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

•	the type and volume of crude oil produced and exported;

•	the type and volume of natural gas produced and sold;

•	the results of development and exploration activities;

•	the amount of taxes and duties that the Mexican Government imposes on us;

•	Mexican inflation;

•	fluctuations in the peso-U.S. dollar exchange rate; and

•	Mexican and global economic conditions, including the levels of international interest rates.

Overview

Our principal objectives are to increase our operating efficiency, increase our crude oil and natural gas production levels, modernize our infrastructure and improve Mexico’s hydrocarbon reserves replacement rate, while maintaining high health, safety and environmental standards.

In order to increase our operating efficiency, we are seeking to optimize the utilization of our plants and pipelines, and to implement best practices in drilling, project management, procurement processes, corporate service management (including medical and telecom services) and in our compensation system.

To increase our hydrocarbon production, we have established a new strategy for the expanded development of the Cantarell complex to compensate for the future decline in production levels, which is expected to begin in 2006. In addition, we continue to focus our efforts on projects such as Ku-Maloob-Zaap, Crudo Ligero Marino, Jujo-Tecominoacán and Antonio J. Bermúdez, as well as natural gas projects such as Burgos and the Strategic Gas Program, including the development of the Veracruz basin.

In 2005, the number of our operating wells reached a historical high of 5,925. The number of wells drilled also reached a record level of 759 and the number of development wells increased by 44 due to the increased availability of drilling equipment in projects such as Burgos and Veracruz, and greater drilling activity in projects such as Jujo-Tecominoacán, Ku-Maloob-Zaap and El Golpe-Puerto Ceiba. The number of exploratory wells decreased by 28% in 2005, as a result of the completion of some of our exploratory wells and their reclassification as development wells, adjustments to our exploration strategy and a decrease in budgetary resources allocated to exploration activities.

In addition, in 2005, we began the implementation of the Emergency Plan for Strengthening Safety, Health and Environmental Protection, in order to minimize the quantity and severity of personal and industrial accidents in Pemex facilities. As a result of the implementation of this Emergency Plan, our accident frequency rate in 2005 decreased by 29% as compared with 2004. We will continue our efforts to improve facilities maintenance and safety procedures, as we are committed to carrying out all our operations in a manner that ensures the safety of our installations and personnel and that respects neighboring communities and the environment. See “Item 4—Information on the Company—Environmental Regulation—PEMEX’s Internal Monitoring” and “—Business Overview—Transportation and Distribution.”

Our consolidated financial statements included herein are presented in constant pesos, so all financial information is restated in constant pesos as of December 31, 2005. Unless otherwise indicated, all amounts included in “Item 5— Operating and Financial Review and Prospects” are presented in constant pesos as of December 31, 2005.

We have reported losses in recent years and this trend continued in 2005 as we reported a loss of Ps. 76.3 billion. As described above, our loss is affected by a number of factors. Of principal importance in 2005, we remained subject to the heavy tax burden imposed on us by the Mexican Government. Approximately 62.5% of the sales revenues of Petróleos Mexicanos and the subsidiary entities were used to pay taxes to the Mexican Government, which represents an increase of 17.6% in 2005, from Ps. 488.8 billion in 2004 to Ps. 575.0 billion in 2005. In 2004 we paid to the Mexican Government the infrastructure duty, and in 2005 we paid the excess gains revenue duty. We received Ps. 44.6 billion in 2005 as reimbursement for the excess gains revenue duty. See “Item 4—Information on the Company—Taxes and Duties—Excess Gains Revenue Duty.”

In addition, our costs and operating expenses increased in 2005, as a result of a Ps. 50.2 billion increase in imports of products, primarily refined products, a Ps. 16.9 billion increase in operating expenses, as well as a Ps. 9.5 billion increase in depreciation and amortization costs. The negative effects on our income as a result of these factors were partially offset by an increase in total revenues mainly due to increased prices. To reduce our losses in the future, we are undertaking a number of initiatives to increase our efficiency by introducing measures to reduce costs and expenses and increase our profitability.

On November 10, 2005, the Mexican Congress approved a new fiscal regime for PEMEX, which went into effect as of January 1, 2006. As a result of the new fiscal regime, we are able to retain a portion of our revenues on crude oil sales at prices beyond the threshold price of U.S. $36.50 per barrel, as well as deduct from our tax payments the cost of facility maintenance, among other things, all of which we expect to translate into increased petroleum activity. This tax regime, together with the implementation of measures to increase our profitability, should enhance our financial performance. However, only the Mexican Congress has the power to enact further changes in federal tax law, and we cannot predict the extent or nature of any future changes, if any, to the federal hydrocarbon tax laws applicable to us.

Our capital expenditures (both PIDIREGAS and non-PIDIREGAS) in 2005 totaled Ps. 127.0 billion, 89% of which was allocated to exploration and production, 7% to refining, 2.5% to gas and basic petrochemicals, 1.2% to petrochemicals and 0.3% to other activities.

Critical Accounting Policies

Our significant accounting policies are more fully described in Notes 2 and 20 to our consolidated financial statements included herein. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view of trends in the oil and gas industry, both internationally and within Mexico, economic factors in Mexico and information from outside sources. We believe the following critical accounting policies, among others, affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance. Unless otherwise stated, the following critical accounting policies apply for both Mexican and U.S. GAAP purposes.

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

Environmental Remediation, Asset Retirement Obligations

We also make judgments and estimates in recording liabilities for environmental cleanup and asset retirement obligations. Estimated liabilities for environmental remediation and asset retirement obligations are subject to change because of matters such as changes in laws, regulations and their interpretation, the review of additional information on the extent and nature of site contamination, the determination of additional works which need to be undertaken, improvements in technology, the nature and timing of expenditure, foreign currency exchange rates to the extent that some of these costs are incurred in U.S. dollars, and changes in discount rates. In addition, with respect to offshore properties, our historical dismantlement and plugging experiences have been very limited, and, therefore, our estimates of the expected cost or salvage value may vary from what will actually be incurred for many of these long-term properties when these activities are ultimately undertaken.

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

Employee Benefit Plans

We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations specified by Mexican and U.S. GAAP, respectively, which include various actuarial assumptions, such as real discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by Mexican and U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. We believe that the assumptions utilized in recording our obligations under our plans, which are presented in Notes 12 and 20 II e. and f. to our consolidated financial statements included herein, are reasonable based on our experience and advice from our independent actuaries.

Financial Instruments

Under Mexican GAAP, effective January 1, 2005, we adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (which we refer to as Bulletin C-10), which provides expanded guidance for the recognition, valuation, accounting treatment and disclosures applicable to derivative financial instruments designated as hedges and embedded derivatives. Bulletin C-10 requires that all financial instruments, with the exception of “held to maturity” investments, be recorded at fair value. Held to maturity investments are recorded at amortized cost subject to an impairment review.

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

Contracts providing for physical delivery in Mexico are currently accounted for as contracts with no derivative components, because no sufficient natural gas market mechanism or spot market exists in Mexico so as to allow us to classify gas as readily convertible to cash. In the future, it is possible that a sufficient market mechanism or spot market for natural gas could emerge, resulting in a need to reassess the Mexican contracts for derivatives under SFAS No. 133. If any such reassessment results in contracts being accounted for as derivatives under SFAS No. 133, the impact on future operating results would not be significant, because these contracts qualify for the normal purchases and normal sales exceptions.

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

Accounting for Income Taxes

As described in Note 18 to the PEMEX financial statements, during 2005, a new fiscal regime applicable to PEMEX and its subsidiaries was enacted. Beginning January 1, 2006, certain subsidiaries companies of PEMEX will be subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

As a consequence of the new tax regime applicable to PEMEX and its subsidiaries, in the preparation of our consolidated financial statements we are required to estimate our expected income taxes for PEMEX and some of its subsidiaries. This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include a charge against the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax asset. The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax asset will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

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

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in dollars per barrel)
West Texas Intermediate crude oil average price	$25.93	$26.08	$31.10	$41.49	$56.59
PEMEX crude oil weighted average export price	18.61	21.52	24.78	31.05	42.71

Note:	The numbers in this table are average prices for the full year. Spot prices at year end are different. On June 27, 2006, the spot price for West Texas Intermediate crude oil was U.S. $71.97 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $56.82 per barrel.

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

In addition, our maximum prices on first-hand and end-user sales of liquefied petroleum gas and on first-hand and end-user sales of natural gas for industrial use and to local distribution companies are currently subject to limitations and adjustments by the Mexican Government and the Ministry of Economy, pursuant to two executive pricing decrees issued by President Fox on February 27, 2003 and September 12, 2005. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2001		2002		2003		2004		2005
	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.
Oil Products
Unleaded regular gasoline(1)	$92.91	$56.69	$94.70	$53.92	$87.79	$60.94	$86.48	$72.39	$92.05	$92.81
Premium gasoline(1)	104.29	64.53	106.32	61.68	98.55	68.78	101.17	80.38	108.84	101.05
Jet fuel(2)	32.47	30.32	30.11	28.96	36.30	34.87	47.92	48.49	71.80	71.96
Kerosene(3)	77.05	32.44	78.50	30.23	72.80	36.68	71.72	50.76	76.29	73.09
Natural Gas(4)
Industrial	4.20	5.03	3.15	3.99	5.31	5.81	6.09	6.41	7.82	8.07
Residential	6.48	9.26	5.65	8.45	7.62	10.63	9.58	12.03	11.72	14.90
Selected Petrochemicals
Ammonia(5)	157.41	160.55	133.74	127.47	237.03	205.36	272.48	250.68	322.67	282.51
Polyethylene L.D.(6)	877.90	1,059.74	735.36	1,013.47	948.07	1,286.82	1,221.15	1,504.37	1,539.29	1,683.71
Polyethylene H.D.(7)	961.44	1,004.63	699.51	947.90	824.85	1,187.97	978.44	1,364.33	1,349.15	1,513.81
Styrene(8)	641.56	690.15	757.67	701.30	885.89	873.94	1,297.79	1,231.44	1,415.85	1,361.91

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices for Houston, Texas.

Sources: Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).

(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).

Sources: Pemex-Refining and Platt’s U.S. Market Scan (McGraw-Hill Company).

(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude them.

Sources: Pemex-Refining and Petroleum Marketing Monthly published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).

(4)	In U.S. dollars per thousand cubic feet. Prices exclude taxes. Industrial natural gas prices are for Mexico City and surrounding areas. Industrial prices correspond to nomination of additional volumes under contract with notification to the supplier. Until 2003, residential prices were nationally weighted and since 2004, residential prices are for the sector to which Mexico City belongs. Residential prices reflect the specific cost of transportation and distribution in that area. U.S. prices are national average industrial prices and Texas residential prices.

Sources: Pemex-Gas and Basic Petrochemicals, Energy Regulatory Commission (CRE) and Petroleum Marketing Monthly published by the Energy Information Administration (DOE)

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

Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).

IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded each of the past three years.

	Year ended December 31,
	2003		2004		2005
	(in millions of constant pesos as of December 31, 2005)
Hydrocarbon extractions duties and other taxes	Ps.	313,444	Ps.	433,614	Ps.	558,437
IEPS tax		102,258		56,528		20,214
Deferred taxes		—		—		1,978

Total	Ps.	415,702	Ps.	490,142	Ps.	580,629

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties” above.

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

When international prices increase, our wholesale price will increase and, as a result, the IEPS tax that we collect from consumers and transfer to the Mexican Government will decrease.

For automotive fuels, the IEPS tax is equal to the retail price at which Pemex-Refining sells gasoline and automotive diesel to retailers less Pemex-Refining’s wholesale price, value added tax and distribution costs.

In addition to the IEPS tax, we are subject to a number of other federal taxes and duties. In 2005, the sum of these taxes and duties totaled Ps. 578,651 million, including the IEPS tax and the excess gains revenue duty discussed below but excluding deferred taxes. In 2005, we were subject to an additional 39.2% excess gains revenue duty, which applied to the portion of proceeds of our crude oil exports that were attributable to sales at prices in excess of a specific threshold price per barrel set by the Mexican Government. The effect of the excess gains revenue duty, when combined with the regular duty rate, was that the Mexican Government, not PEMEX, realized all of the benefits of increases in crude oil prices over the threshold, which was U.S. $23.00 per barrel in 2005. See also “Item 4—Information on the Company—Taxes and Duties—Excess Gains Revenue Duty.” As a result of the new fiscal regime approved by the Mexican Congress in November 2005, we expect a reduction in our taxes and duties of approximately Ps. 25,000 million in 2006, as compared to what we would have paid under the previous fiscal regime.

Hydrocarbon taxes and duties affect our income because they are recorded as expenses. However, the IEPS tax and the value added tax are indirect taxes that do not have an impact on our income because they are pass-through taxes that we collect from consumers and transfer to the Mexican Government.

Relation to the Mexican Government

Petróleos Mexicanos and the subsidiary entities were created as decentralized public entities of the Mexican Government, rather than Mexican corporations. Therefore, we do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. The Mexican Government closely regulates and supervises our operations. Mexican Government secretaries control key executive decisions at PEMEX. The Secretary of the Ministry of Energy of Mexico is the Chairman of the Board of Directors of Petróleos Mexicanos. SFP appoints Petróleos Mexicanos and the subsidiary entities’ external auditors.

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

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, and turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997 and increased to 18.6% in 1998. The annual inflation rate decreased to 12.3% in 1999, 9.0% in 2000 and 4.4% in 2001, increased to 5.7% in 2002, decreased to 4.0% in 2003, increased to 5.19% in 2004 and decreased to 3.33% in 2005.

Mexican inflation has affected our consolidated financial statements in the following ways:

•	Each year, we adjust the value of certain of our fixed assets, materials and spare parts on our balance sheet to reflect the effects of inflation. This revaluation will increase our assets in periods of high inflation. When we revalue fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges will increase, reducing our income. The higher carrying value further exposes us to subsequent impairment charges. Through 2002, we revalued our fixed assets based on a hybrid of NCPI and specific-index items as determined by independent appraisers. The specific-index method takes into account usage, obsolescence, specific costs of operation and the remaining productive life of the revalued assets. Beginning in 2003, we revalue all of our fixed assets using the NCPI. See Note 2h. to our consolidated financial statements included herein.

•	Mexican GAAP requires that financial statements recognize the effects of inflation in accordance with Bulletin B-10. A component of inflation accounting which is not reflected in historical based accounting is the recognition of a gain or loss on monetary position, which is included in the income statement as a component of comprehensive financing cost. The gain or loss on monetary position captures the impact of purchasing power fluctuations on monetary assets and liabilities. To the extent that we have a net monetary liability position, the income statement will reflect a monetary gain as measured by the change in the NCPI. To the extent that we have a net monetary asset position, the income statement will reflect a monetary loss as measured by the change in the NCPI.

Consolidation

The financial statements, which are prepared in accordance with Mexican GAAP, consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiary companies, however, are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 2c. to our consolidated financial statements included herein. For U.S. GAAP purposes, we consolidate the results and financial condition of Pemex Finance, Ltd. For U.S. and Mexican GAAP purposes, beginning in 2003, we began consolidating the results and financial position of Fideicomiso F/163 and RepCon Lux S.A. For Mexican GAAP purposes, beginning in 2005, the results of Pemex Finance Ltd. are now consolidated in the financial statements of Petróleos Mexicanos.

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

Following OPEC’s announcement that it would reduce crude oil production by 1.5 million barrels per day, on January 2, 2002, Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day, to 1.66 million barrels per day, for six months beginning on January 1, 2002. Mexico maintained that level of exports throughout 2002.

In January 2003, as a result of increasing market demand, Mexico agreed to increase its crude oil exports by 100 thousand barrels per day to a level of 1.76 million barrels per day. In February 2003, in light of the loss of more than 2 million barrels per day of Venezuelan crude oil, Mexico announced a further 120 thousand barrel per day increase in its crude oil export to a level of 1.88 million barrels per day. In September 2003, OPEC announced that it would cut crude oil production by 900 thousand barrels per day beginning November 1, 2003. Following this announcement, Mexico announced that it expected to maintain its crude oil exports at their present levels. In March 2004, OPEC announced that it would cut crude oil production by one million barrels per day beginning April 1, 2004. In June 2004, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning August 1, 2004. In September 2004, OPEC announced that it would increase crude oil production by 1 million barrels per day beginning November 1, 2004. In March 2005, OPEC announced an additional 500 thousand barrels per day increase in the ceiling to 27.5 million barrels per day in view of the expectation of another year of strong global oil demand. In June 2005, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning July 1, 2005. In September 2005, OPEC announced that it would make available to the market its members’ spare capacity of around 2 million barrels per day for a period of three months, starting October 1, 2005, in order to maintain oil market stability. The current oil production ceiling of 28.0 million barrels per day has since been maintained. OPEC members met during the first week of June 2006 in Venezuela and decided to leave oil production levels unchanged despite current high crude oil prices, since crude oil stocks levels are above average in the U.S. and markets are considered to be well supplied. As of the date of this report, Mexico has not announced any revisions to its current levels of crude oil exports of 1.868 million barrels per day as a result of these latest announcements by OPEC, and Mexico has no plans to change its current levels of crude oil exports.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Sales

Total sales, net of the IEPS tax, were Ps. 908.4 billion in 2005, an increase of 22.3% from total sales in 2004, net of the IEPS tax, of Ps. 742.8 billion. The increase in total sales from 2004 to 2005 resulted primarily from a 19.0% increase in domestic sales, net of the IEPS tax, in 2005, from Ps. 407.4 billion in 2004 to Ps. 484.9 billion in 2005, due to increased unit prices and higher sales volumes. In addition, total sales increased due to a 26.3% increase in export sales, from Ps. 335.4 billion in 2004 to Ps. 423.5 billion in 2005, due to increases in crude oil export prices and in the volume of exports of petroleum products.

Domestic Sales

Domestic sales, net of the IEPS tax, increased by 19.0% in 2005, from Ps. 407.4 billion in 2004 to Ps. 484.9 billion in 2005, due to increases in prices and in the volume of domestic sales of petroleum and petrochemical products. Domestic sales of petroleum products increased by 21.2% in 2005, from Ps. 314.0 billion in 2004 to Ps. 380.7 billion in 2005, primarily due to increases in the average domestic sales prices and volumes of our principal petroleum products. The 5.4% increase in the sales volumes of gasoline, from 636.7 thousand barrels per day in 2004 to 671.3 thousand barrels per day in 2005, was primarily due to an increase in the number of vehicles in Mexico. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 10.6%, from Ps. 19.9 billion in 2004 to Ps. 22.0 billion in 2005, due to an increase in the domestic prices of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes, ethylene oxide and monoethylene glycol, and a production increase of 159 kilotons of vinyl chloride monomer in Pajaritos as compared to 2004 production levels. Sales of natural gas increased by 10.3% in 2005, from Ps. 73.5 billion in 2004 to Ps. 81.1 billion in 2005, as a result of a 25.1% increase in average prices, from U.S. $6.09 per MMBtu in 2004 to U.S $7.62 per MMBtu in 2005.

Export Sales

In 2005, total consolidated export sales increased by 26.3% in peso terms from Ps. 335.4 billion in 2004 to Ps. 423.5 billion in 2005. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 24.8% in peso terms, from Ps. 280.9 billion in 2004 to Ps. 350.5 billion in 2005. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 38.9% in 2005, from U.S. $23.4 billion in 2004 to U.S. $32.5 billion in 2005. This increase was mainly a result of an increase in crude oil export prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 73.0 billion in 2005, 33.7% higher in peso terms than the Ps. 54.6 billion of additional revenues generated in 2004, mainly due to the increased price of crude oil that we exported. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2005 was U.S. $42.71, 37.6% higher than the weighted average price of U.S. $31.05 in 2004.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 89.4% of export sales (excluding the trading activities of the PMI Group) in 2005, as compared to 90.9% in 2004. These crude oil sales increased in peso terms by 22.9% in 2005, from Ps. 255.1 billion in 2004 to Ps. 313.6 billion in 2005, and increased in dollar terms by 32.9% in 2005, from U.S. $21.3 billion in 2004 to U.S. $28.3 billion in 2005. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2005 was U.S. $42.61, 37.4% higher than the weighted average price of U.S. $31.02 in 2004. The volume of crude oil exports decreased by 2.8%, from 1,870 thousand barrels per day in 2004 to 1,817 thousand barrels per day in 2005, as a result of interruptions in production due to hurricanes in Mexico and in the Gulf of Mexico.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 8.2% of export sales (excluding the trading activities of the PMI Group) in 2004 to 9.6% in 2005. Export sales of petroleum products, including natural gas liquids, increased by 45.0%, from Ps. 23.1 billion in 2004 to Ps. 33.5 billion in 2005, primarily due to an increase in sales volume and export prices of petroleum products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 57.9%, from U.S. $1.9 billion in 2004 to U.S. $3.0 billion in 2005.

Petrochemical products accounted for the remainder of export sales in 2004 and 2005. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 30.8%, from

Ps. 2.6 billion in 2004 to Ps. 3.4 billion in 2005, primarily due to an increase in the volume of benzene and polyethylene exports. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 39.4% in 2005, from U.S. $217.1 million in 2004 to U.S. $302.7 million in 2005.

Other Revenues and Expenses

Other revenues, net, increased by Ps. 0.3 billion, or 2.6%, from Ps. 11.5 billion in 2004 to Ps. 11.8 billion in 2005, primarily due to an increase in revenues from our natural gas hedging operations, which was partially offset by an increase in costs related to various accidents during 2005 and the recognition of the impairment of fixed assets for Pemex-Petrochemicals. (See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Natural Gas Hedging Operations” and “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Commodity Price Risk”).

Costs and Operating Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 30.7%, from Ps. 329.0 billion in 2004 to Ps. 429.9 billion in 2005. This increase was mainly due to an increase in product purchases, principally petroleum products such as gasolines, diesel and fuel oil, of Ps. 36.3 billion, or 55.2%, as compared to 2004, an increase in the costs of labor reserve of Ps. 6.5 billion, or 14.2%, as compared to 2004, an increase in costs associated with the acquisition of materials and transportation of Ps. 16.9 billion, or 21.9%, as compared to 2004, an increase in depreciation and amortization costs of Ps. 9.5 billion, or 22%, as compared to 2004 and an increase in exploration costs of Ps. 7.7 billion, or 94%, as compared to 2004.

In 2005, due to price controls imposed by the Mexican Government on gasoline and diesel products sold in the domestic market, we were not able to pass on all of the increases in the prices of our product purchases from producers to our retail prices in Mexico. In addition, since September 12, 2005, a presidential decree has limited our maximum sales price on first-hand and end-user sales of natural gas for industrial use and to local distribution companies to the natural gas price in Reynosa, Tamaulipas in August 2005 (U.S. $7.253 per million British Thermal Units), plus 21% of the difference between the current Reynosa price and U.S. $7.253. PEMEX therefore bears the cost of 79% of any increase in import prices of natural gas, which it cannot pass on to its retail customers. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of our indebtedness (80.5% at December 31, 2005) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense in peso terms.

In 2005, comprehensive financing cost decreased by Ps. 2.8 billion, or 38.4%, from Ps. 7.3 billion in 2004 to Ps. 4.5 billion in 2005, primarily as a result of the following:

•	The peso appreciated against the U.S. dollar at a rate of 4.32% during 2005, as compared to a 0.26% depreciation of the peso against the U.S. dollar in 2004, which resulted in net foreign exchange gains of Ps. 17.6 billion in 2005, as compared to net foreign exchange losses of Ps. 3.6 billion in 2004.

•	The inflation rate decreased from 5.2% in 2004 to 3.33% in 2005, resulting in a net gain in monetary position of Ps. 16.3 billion, 19.3% lower than the net gain in monetary position in 2004 of Ps. 20.2 billion.

•

These decreases in comprehensive financing cost were partially offset by an increase in net interest expense of Ps. 14.5 billion, or 60.7%, from Ps. 23.9 billion in 2004 to Ps. 38.4 billion in 2005. In 2005, interest expense increased by Ps. 20.1 billion as compared to 2004, while interest income increased by Ps. 5.6 billion as compared to 2004. As of July 1, 2005, interest from Pemex Finance, Ltd. is consolidated into our total debt for both U.S. and Mexican GAAP purposes.

Duties and Taxes

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 18.5%, from Ps. 490.1 billion in 2004 to Ps. 580.6 billion in 2005, largely due to the 22.3% increase in our net sales revenues, excluding the IEPS tax. We paid Ps. 56.4 billion in excess gains revenue duty in 2005, which represents 39.2% of our revenues resulting from the difference between the actual crude oil prices at which Pemex-Exploration and Production sold to PMI, which averaged U.S. $42.61 per barrel for the Mexican weighted crude oil mix, and the threshold crude oil price for 2005 of U.S. $23.00 per barrel. We paid Ps. 35.5 billion in infrastructure duty in 2004.

The proceeds from the portion of the excess gains duty generated in respect of revenues in excess of the U.S. $27.00 threshold price will be allocated as follows: 50% to investment expenditures, including exploration, production, refining, gas and petrochemicals, by PEMEX, and 50% to infrastructure expenditures and equipment programs and projects, carried out by the Mexican states. Revenues allocable to Pemex during the first six months of 2005 were expended during 2005, while revenues generated during the second half of 2005 are to be used in 2006.

Cumulative Effect of Adoption of New Accounting Standards

In 2004, we adopted Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal,” which resulted in a Ps. 2.1 billion charge at January 1, 2004 attributable to the cumulative effect of recognition of the impairment of the carrying value of fixed assets, primarily those of Pemex-Exploration and Production. For further information, see Notes 2i. and 7d. to our consolidated financial statements included herein. In 2004, we also adopted the amendments to Bulletin D-3, “Labor Obligations,” which resulted in the recognition of an initial liability related to prior service costs and a charge to income for 2004 in the amount of Ps. 8.7 billion. For further information, see Notes 2l. and 12 to our consolidated financial statements included herein.

In January 2005, we adopted Bulletin C-10, “Financial Instruments and Hedging Operations,” which resulted in the recognition of an initial cumulative charge of Ps. 442.7 million. We defined the criteria for the identification, valuation and registration of embedded derivatives, as a result of the fact that all contracts to be paid in currencies other than the functional currency of any of the parties to such contracts contain an embedded derivative based on any differences in currency. These criteria were reviewed with our external auditors during the preparation of our 2005 audited financial statements. We concluded that there was no need to separate any identified embedded derivatives because none of the contracts to which we are a party contain provisions obligating the parties to full payments of the generated future obligations derived from differences in currencies. We also recognized a charge of Ps. 1.3 billion related to our adoption of amendments to Bulletin D-3, as discussed under “—Recently Issued Accounting Standards” below.

The cumulative effect of the adoption of new accounting standards decreased by Ps. 9.0 billion in 2005, from Ps. 10.8 billion in 2004 to Ps. 1.8 billion in 2005.

Income/(Loss)

In 2005, we reported a loss of Ps. 76.3 billion on Ps. 920.3 billion in total revenues net of the IEPS tax, as compared with a loss of Ps. 26.3 billion on Ps. 754.4 billion in total revenues net of the IEPS tax in 2004. This 190.1% increase in losses from 2004 to 2005 resulted from the various factors described above.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Sales

Total sales, net of the IEPS tax, were Ps. 742.8 billion in 2004, an increase of 28.6% from total sales in 2003, net of the IEPS tax, of Ps. 577.6 billion. The increase in total sales from 2003 to 2004 resulted primarily from a 27.8% increase in domestic sales, net of the IEPS tax, from Ps. 318.7 billion in 2003 to Ps. 407.4 billion in 2004, due to increased unit prices and higher sales volumes. In addition, total sales increased due to a 29.5% increase in export sales, from Ps. 258.9 billion in 2003 to Ps. 335.4 billion in 2004, due to an increase in crude oil export prices, a 1.4% increase in crude oil sales volumes and the depreciation of the peso against the dollar (which increased the peso value of sales denominated in dollars).

Domestic Sales

Domestic sales, net of the IEPS tax, increased by 27.8% in 2004, from Ps. 318.7 billion in 2003 to Ps. 407.4 billion in 2004, due to increases in prices and in the volume of domestic sales of certain products. Domestic sales of petroleum products other than natural gas increased by 26.9% in 2004, from Ps. 247.5 billion in 2003 to Ps. 314.0 billion in 2004, primarily due to increases in the average sales prices and volumes of our principal petroleum products. The 5.9% increase in the sales volumes of gasoline, from 601.2 thousand barrels per day in 2003 to 636.7 thousand barrels per day in 2004, was primarily due to the effectiveness of the actions taken to reduce the illicit market in fuels (see “Item 8—Financial Information—Legal Proceedings––Actions Against the Illicit Market in Fuels in Mexico”) and an increase in the number of vehicles in Mexico. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 47.4%, from Ps. 13.5 billion in 2003 to Ps. 19.9 billion in 2004, due to an increase in the domestic prices of our principal petrochemical products, particularly polyethylenes, ethylene oxide and ammonia, and a change in commercial strategy to take advantage of the higher profit margins of certain products. Sales of natural gas increased by 27.4% in 2004, from Ps. 57.7 billion in 2003 to Ps. 73.5 billion in 2004, as a result of an increase in average prices and a 5.4% increase in volumes of natural gas sold. The higher demand for natural gas was primarily driven by an increase in demand in the electricity sector, while the industrial and distribution sectors maintained demand at levels consistent with the levels of demand in 2003.

Export Sales

In 2004, total consolidated export sales increased by 29.5% in peso terms from Ps. 258.9 billion in 2003 to Ps. 335.4 billion in 2004. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 27.2% in peso terms, from Ps. 220.8 billion in 2003 to Ps. 280.9 billion in 2004. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 27.2% in 2004, from U.S. $18.4 billion in 2003 to U.S. $23.4 billion in 2004. This increase was a result of a 25.6% increase in crude oil export prices, and a 1.4% increase in crude oil sales volumes. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 54.6 billion in 2004, 43.7% higher in peso terms than the Ps. 38.0 billion of additional revenues generated in 2003, mainly due to the increased price of crude oil that we exported and the strengthening of the dollar against the peso. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2004 was U.S. $31.05, 25.3% higher than the weighted average price of U.S. $24.78 in 2003.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 90.9% of export sales (excluding the trading activities of the PMI Group) in 2004, as compared to 90.4% in 2003. These crude oil sales increased in peso terms by 27.9% in 2004, from Ps. 199.7 billion in 2003 to Ps. 255.1 billion in 2004, and increased in dollar terms by 28.3% in 2004, from U.S. $16.6 billion in 2003 to U.S. $21.3 billion in 2004. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2004 was U.S. $31.02, 25.3% higher than the weighted average price of U.S. $24.75 in 2003. The volume of crude oil exports increased by 1.4%, from 1,844 thousand barrels per day in 2003 to 1,870 thousand barrels per day in 2004, as a result of increased production of crude oil.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, decreased from 8.8% of export sales (excluding the trading activities of the PMI Group) in 2003 to 8.2% in 2004. Export sales of petroleum products, including natural gas liquids, increased by 19.1%, from Ps. 19.4 billion in 2003 to Ps. 23.1 billion in 2004, primarily due to an increase in the export prices of naphthas. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 11.8%, from U.S. $1.7 billion in 2003 to U.S. $1.9 billion in 2004.

Petrochemical products accounted for the remainder of export sales in 2003 and 2004. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 44.4%, from Ps. 1.8 billion in 2003 to Ps. 2.6 billion in 2004, primarily due to a 64.1% increase in the volume of ethylene exports. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 47.0% in 2004, from U.S. $147.7 million in 2003 to U.S. $217.1 million in 2004.

Other Revenues and Expenses

Other revenues, net, increased by Ps. 8.3 billion, from Ps. 3.2 billion in 2003 to Ps. 11.5 billion in 2004, primarily due to an increase in the value of our investment in the Deer Park refinery, which is accounted for under the equity method (see Note 8 to our consolidated financial statements included herein) and the recognition of a gain arising from the appreciation of the value of our shares in YPF, S.A. (“Repsol”) during 2004 (see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2004 Financing Activities” and “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Equity Swap”).

Costs and Operating Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 17.4%, from Ps. 280.3 billion in 2003 to Ps. 329.0 billion in 2004. This increase was mainly due to an increase in maintenance expenses of Ps. 16.4 billion in accordance with our maintenance program, an increase in product purchases of Ps. 17.5 billion due primarily to increased domestic demand for gasoline and natural gas, an increase in the cost of products purchased for sale abroad by P.M.I. Trading Ltd. of Ps. 15.1 billion and an increase in costs associated with the labor reserve for pension obligations of Ps. 5.2 billion resulting from the increase in the number of employees and changes in actuarial assumptions, which was partially offset by an increase in the value of crude oil and petroleum product inventories of Ps. 3.4 billion.

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

In 2004, comprehensive financing cost decreased by Ps. 26.1 billion, or 78.1%, from Ps. 33.4 billion in 2003 to Ps. 7.3 billion in 2004, primarily as a result of the following:

•	The peso depreciated at a lower rate against the U.S. dollar during 2004 in comparison to 2003, which resulted in a Ps. 24.1 billion decrease in net foreign exchange losses, from Ps. 27.7 billion in 2003 to Ps. 3.6 billion in 2004.

•	In 2003 and 2004, our average monetary liabilities exceeded our average monetary assets, resulting in a net gain in monetary position. The net gain in monetary position, which amounted to Ps. 20.2 billion in 2004, was 61.6% higher than the net gain in monetary position in 2003 of Ps. 12.5 billion, due to an increase in the inflation rate (from 4.0% in 2003 to 5.2% in 2004). This gain decreased our comprehensive financing cost.

•

These decreases in comprehensive financing cost were partially offset by an increase in net interest expense of Ps. 5.7 billion, or 31.3%, from Ps. 18.2 billion in 2003 to Ps. 23.9 billion in 2004, as a result of the increase in interest expense in connection with debt financing obtained for, but not yet committed to, PIDIREGAS, which is not capitalized, and the financial costs generated by the appreciation of the Repsol shares underlying the exchangeable bonds issued by RepCon Lux, S.A. (gains or losses related to derivatives associated with borrowings are classified within interest expense).

Duties and Taxes

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 17.9%, from Ps. 415.7 billion in 2003 to Ps. 490.1 billion in 2004, largely due to the 28.6% increase in our net sales revenues, excluding the IEPS tax. We paid Ps. 35.5 billion in infrastructure duty in 2004, which represents 39.2% of our revenues resulting from the difference between the actual crude oil prices at which Pemex-Exploration and Production sold to PMI, which averaged U.S. $31.02 per barrel for the Mexican weighted crude oil mix, and the threshold crude oil price for 2004 of U.S. $20.00 per barrel. We paid Ps. 20.4 billion in excess gains revenue duties in 2003.

Cumulative Effect of Adoption of New Accounting Standards

Beginning January 1, 2003, we adopted Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments,” issued by the Mexican Institute of Public Accountants, which establishes rules relating to provisions for dismantlement and abandonment costs. The adoption of Bulletin C-9 resulted in the recognition of a benefit of Ps. 2.2 billion as of January 1, 2003 related to the provision for dismantlement and abandonment costs. For further information, see Note 2h. to our consolidated financial statements included herein.

In 2004, we adopted Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal,” which resulted in a Ps. 2.1 billion charge at January 1, 2004 attributable to the cumulative effect of recognition of the impairment of the carrying value of fixed assets, primarily those of Pemex-Exploration and Production. For further information, see Notes 2 (i) and 7 (d) to our consolidated financial statements included herein. In 2004, we also adopted the amendments to Bulletin D-3, “Labor Obligations,” which resulted in the recognition of an initial liability related to prior service costs and a charge to income for 2004 in the amount of Ps. 8.7 billion. For further information, see Notes 2 (l) and 12 to our consolidated financial statements included herein.

Income/(Loss)

In 2004, we reported a loss of Ps. 26.3 billion on Ps. 754.4 billion in total revenues net of the IEPS tax, as compared with a loss of Ps. 44.2 billion on Ps. 580.8 billion in total revenues net of the IEPS tax in 2003. This 40.5% decrease in losses from 2003 to 2004 resulted from the various factors described above.

Liquidity and Capital Resources

Equity Structure and the Certificates of Contribution “A”

Our total equity as of December 31, 2005 was Ps. (26.9) billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 474.7 billion.

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

From 2001 to 2005, Petróleos Mexicanos made annual advance payments, which were declared as dividends to the Mexican Government, as follows.

	Year Ended December 31,
	2001		2002		2003		2004		2005
	(in millions of constant pesos as of December 31, 2005)
Total advance payments to the Mexican Government	Ps.	2,572	Ps.	10,976	Ps.	11,060	Ps.	10,734	Ps.	15,283
Dividends declared in respect of Certificates of Contribution “A”(1)		6,812		2,523		10,850		10,734		10,635

Note:	Numbers may not total due to rounding.
(1)	In each of the five years ended December 31, 2005, the dividends were approved by the Board of Directors of Petróleos Mexicanos.
Source:	PEMEX’s financial statements.

In December 1997, Petróleos Mexicanos and the Mexican Government agreed to an equity reduction of the Certificates of Contribution “A” in exchange for a cash payment to the Mexican Government of Ps. 12.12 billion in nominal pesos (U.S. $1.5 billion). Further to that agreement, the Ministry of Finance and Public Credit, acting on behalf of the Mexican Government, agreed to a reduction in the minimum guaranteed dividends that it would receive from Petróleos Mexicanos from 1998 through 2006. Since 1999, Petróleos Mexicanos has been scheduled to make a total of U.S. $4.9 billion in advance payments to the Mexican Government in respect of the principal amount of the Certificates of Contribution “A.” In 1999 and 2000, Petróleos Mexicanos paid U.S. $250 million in principal and interest under that arrangement. No advance payments of principal were made in 2001. In each of 2002, 2003, 2004 and 2005, Petróleos Mexicanos paid principal of U.S. $874 million to the Mexican Government. In addition, since 1999, Petróleos Mexicanos has paid minimum guaranteed dividends on the Certificates of Contribution “A” at the rate of the three-month London Interbank Offered Rate (LIBOR) plus 13/16% per year on the outstanding balance of the principal amount of the debt capitalized in December 1990. The following table sets forth the remaining scheduled maturities on the original principal amount of the capitalized debt, all of which are due in 2006.

	Year Ended December 31,
	2006		Total
	(in millions of U.S. dollars)
Future advance payments of minimum guaranteed dividends to the Mexican Government in respect of principal amount of the capitalized debt	U.S.$	392	U.S.$	392

Source: PEMEX’s financial statements.

On various dates during 2004, the Mexican Government made payments to Petróleos Mexicanos for a total amount of Ps. 34.1 billion, as reimbursement for the infrastructure duty paid by PEMEX during 2004. On November 4, 2004, the Board of Directors of Petróleos Mexicanos approved the increase in the equity of the subsidiary entities for this amount. In accordance with the Federal Annual Revenue Law for the Fiscal Year of 2004, these payments are to be allocated to infrastructure works in exploration, refining, gas and petrochemicals. Pursuant to a comisión mercantil (agency agreement) entered into with Banco Santander Serfín, S.A., as the agent managing the funds, PEMEX transferred a total amount of Ps. 33.7 billion, which was recorded as an increase in the equity of the subsidiary entities. In March 2005, after receiving the necessary approvals from the Ministry of Finance and Public Credit, our equity was increased by an additional Ps. 374 million to compensate for foreign exchange losses in 2004 in respect of the transfers made by the Ministry of Finance and Public Credit for reimbursements arising from the infrastructure duty that we paid to the Mexican Government in 2004. For further information regarding the infrastructure duty, see “Item 4—Information on the Company—Taxes and Duties—Excess Gains Revenue Duty.”

In accordance with the Federal Annual Revenue Law for the Fiscal Year of 2005 and the Federal Disbursements Budget for the Fiscal Year of 2005, the Mexican Government made payments to Petróleos Mexicanos as reimbursement for taxes and duties paid in 2005, which increase the equity of the subsidiary entities as shown in the table below:

	(in millions of nominal pesos)
Infrastructure Duty reimbursements, in accordance with the Federal Annual Revenue Law for the Fiscal Year of 2004	Ps.	595
Excess Gains Duty, in accordance with the Federal Disbursements Budget for the Fiscal Year of 2005		22,067
Other payments pursuant to the Federal Disbursements Budget for the Fiscal Year of 2005		22,163
Payment not made by the Mexican Government		(595)

Increase in equity	Ps.	44,230

Cash Flow from Operating, Financing and Investing Activities

During 2005, net funds provided by operating activities were Ps. 59.0 billion, a 490% increase from Ps. 10.0 billion provided in 2004. Funds from income (which was negative in 2004 and 2005) plus items that did not require cash outlays totaled Ps. 38.9 billion, as compared to Ps. 75.6 billion in 2004. New debt financings provided an additional Ps. 57.1 billion of funds in 2005, as compared to Ps. 78.2 billion in 2004. During 2005, we applied net funds of Ps. 83.0 billion for net investments at cost in fixed assets (Ps. 88.0 billion of new investments and capitalized interest, less Ps. 5.0 billion in dispositions of fixed assets), as compared to Ps. 80.2 billion for net investments at cost in fixed assets (Ps. 81.4 billion of new investments and capitalized interest, less Ps. 1.2 billion in dispositions of fixed assets) in 2004.

At December 31, 2005, our cash and cash equivalents totaled Ps. 120.8 billion, as compared to Ps. 87.7 billion at December 31, 2004. At that time, we did not have sufficient working capital generated exclusively from operations for our budgeted cash flow requirements for 2006. However, based on past experience, we expect to generate sufficient working capital through:

•	cash flow generated from operations;

•	the issuance of certificados bursátiles (peso-denominated publicly-traded notes) in the domestic market;

•	the issuance of other debt securities in the international capital markets;

•	renewing existing and securing additional lines of credit from international and local commercial banks; and

•	other additional financing activities.

On June 30, 2004, we established a new syndicated revolving credit facility for an amount of U.S. $1,250 million. Loans under this facility will be borrowed with interest periods ranging from 1 month up to 6 months, and may be prepaid on any interest payment date. On July 18, 2005, we amended the revolving syndicated credit facility established in June 2004, to reduce the interest rate margins over LIBOR payable and the commitment fee, and to increase by one additional year the maturity of the facility. The facility will mature in 2008 and 2010, and borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos. As of the date of this report, only Petróleos Mexicanos has made borrowings under this facility, in order to fund its working capital needs.

In August 2004, we established a program to issue up to Ps. 10 billion of certificados bursátiles de corto plazo (short-term publicly-traded notes), denominated in pesos in the Mexican market. The program ended in August 2005 and Pemex is currently considering renewing it for an additional two years.

In March, 2006, we obtained a new U.S. $1,250 million syndicated credit facility under which borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos. The facility has a three year maturity. See also “—Commitments for Capital Expenditures and Sources of Funding” below.

As of December 31, 2005, we had U.S. $1,250 million in committed lines of credit, all of which was unused. As of the date of this report, we have used U.S. $2,500 million in committed lines of credit, which represents the totality of the committed lines of credit from our syndicated credits facilities.

We have met and expect to meet in the future our cash requirements for working capital, capital expenditures and investments with a combination of funds provided by operations and financing. See “—Financing Activities” below.

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures, including both PIDIREGAS and non- PIDIREGAS expenditures, total approximately Ps. 119.1 billion for 2006. For general descriptions of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2005, in nominal peso terms, Pemex-Exploration and Production invested Ps. 101.8 billion in 27 PIDIREGAS and Ps. 11.0 billion in other general operating investments and strategic products, for a total of Ps. 112.9 billion in capital expenditures in exploration and production. In 2006, Pemex-Exploration and Production again has 27 PIDIREGAS in its budget, for which Ps. 91.7 billion was budgeted. In addition, Pemex-Exploration and Production has budgeted Ps. 6.0 billion for non-PIDIREGAS capital expenditures for 2006. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production.”

Pemex-Refining invested in one PIDIREGAS in 2005 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 9.0 billion in capital expenditures in nominal peso terms. In 2006, Pemex-Refining expects to invest Ps. 12.8 billion in capital expenditures. Of this amount, Pemex-Refining has budgeted Ps. 7.4 billion for one PIDIREGAS and Ps. 5.4 billion for other non-PIDIREGAS capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2006, Pemex-Gas and Basic Petrochemicals will invest Ps. 2.5 billion in capital expenditures for one PIDIREGAS at the modular cryogenic plants in Reynosa. The non-PIDIREGAS capital expenditures for Pemex-Gas and Basic Petrochemicals are expected to total Ps. 3.1 billion in 2006. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’s investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2006, Pemex-Petrochemicals will invest Ps. 1.1 billion in capital expenditures for one PIDIREGAS, the modernization and enlargement of Aromatics Train 1 at La Cangrejera. The non-PIDIREGAS capital expenditures for Pemex-Petrochemicals are expected to total Ps. 1.6 billion in 2006. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’s investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

Our current commitments for capital expenditures have increased in recent years as compared to previous years. We plan to fund these expenditures through the financing activities in which we have engaged in the past as well as new sources. We have funded and we expect to continue to fund our commitments for PIDIREGAS capital expenditures primarily through the issuance of debt securities in capital markets transactions, commercial bank syndicated loans, bilateral loans from commercial banks and guaranteed loans from export credit agencies. To a lesser extent, we may decide to use Pemex Finance, Ltd. to fund some PIDIREGAS if we consider it advisable in light of market conditions. The securities that we or Pemex Finance, Ltd. issue vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds sterling or pesos, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years including perpetual debt securities, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with maturities ranging between one and seven years. Bilateral loans vary in tenor and range between two and three or more years. See also “—Financing Activities” below.

As described in “—Financing Activities” below, we have thus far issued U.S. $1.5 billion in debt securities in the international capital markets in 2006 through the Pemex Project Funding Master Trust, and we expect to issue additional securities over the rest of the year. In addition, we have thus far issued Ps. 10 billion of certificados bursátiles (publicly-traded notes) to date in 2006 in the domestic market through Fideicomiso F/163. Prior to 2003, Petróleos Mexicanos had never issued debt securities in the domestic market. Because the domestic market has demonstrated significant growth over the past few years, we believe that this market represents a good alternative source of PIDIREGAS funding, offering competitive conditions in terms of tenor, amount and type of interest rates, and as a result we plan to continue to issue such securities in the Mexican domestic market. Additionally, we fund some PIDIREGAS through commercial bank loans denominated in pesos.

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

Financing Activities

2006 Financing Activities. During the period from January 1 to May 31, 2006, Petróleos Mexicanos obtained U.S. $42.8 million in nominal terms in loans from export credit agencies and the Pemex Project Funding Master Trust obtained U.S. $305.6 million in nominal terms in loans from financial institutions for use in financing PIDIREGAS. In addition, we participated in the following financing activities:

•	On January 4, 2006, Petróleos Mexicanos borrowed U.S. $800,000,000 under its U.S. $1.25 billion syndicated revolving facility with a group of international financial institutions; under this agreement, borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos; the facility bears interest at a rate per annum of London Interbank Offered Rate (“LIBOR”) plus 0.275% and matures in 2009; this borrowing was made in two tranches, A and B, each in the amount of U.S. $400,000,000. Both tranches were paid on February 3, 2006.

•	the Pemex Project Funding Master Trust issued U.S. $750,000,000 of its 5.75% Notes due in 2015 and U.S. $750,000,000 of its 6.625% Bonds due 2035 on February 2, 2006. The notes and bonds were issued under the Pemex Project Funding Master Trust’s Medium-Term Note program, Series A, are guaranteed by Petróleos Mexicanos and were re-openings of earlier issuances.

•	On February 13, 2006, the Pemex Project Funding Master Trust completed a second exchange of outstanding Petróleos Mexicanos debt securities for new securities issued by the Pemex Project Funding Master Trust, pursuant to which the Pemex Project Funding Master Trust issued U.S. $29,334,000 of its 9.00% Guaranteed Notes due 2007, U.S. $34,289,000 of its 8.85% Guaranteed Notes due 2007, U.S. $54,011,000 of its 9 3/8% Guaranteed Notes due 2008, U.S. $16,207,000 of its 9 1/4% Guaranteed Bonds due 2018, U.S. $11,920,000 of its 8.625% Guaranteed Bonds due 2023, U.S. $21,773,000 of its 9.50% Guaranteed Bonds due 2027 and U.S. $17,776,000 of its 9.50% Guaranteed Puttable or Mandatory Exchangeable Securities (“POMESSM”) due 2027, in exchange for an equal principal amount of corresponding 9.00% Guaranteed Notes due 2007, 8.85% Global Guaranteed Notes due 2007, 9 3/8% Global Guaranteed Notes due 2008, 9 1/4% Global Guaranteed Bonds due 2018, 8.625% Bonds due 2023, 9.50% Global Guaranteed Bonds due 2027 and 9.50% POMESSM due 2027 (collectively, the “old securities”) issued by Petróleos Mexicanos. The old securities were subsequently acquired by Petróleos Mexicanos from the Pemex Project Funding Master Trust.

•	the Pemex Project Funding Master Trust entered into a credit agreement in the amount of U.S. $4.25 billion on May 23, 2006 with a group of international financial institutions, to refinance the syndicated facility dated March 22, 2005 with improved financial conditions; this agreement is guaranteed by Petróleos Mexicanos and consists of two separate tranches of U.S. $1.5 billion and U.S. $2.75 billion, which become due in 2011 and 2013, respectively.

In addition, Fideicomiso F/163 issued a total of Ps. 10 billion in nominal terms of its certificados bursátiles (publicly-traded notes) in the Mexican domestic market on June 16, 2006, guaranteed by Petróleos Mexicanos.

2005 Financing Activities. During the period from January 1, 2005 to December 31, 2005, we participated in the following financing activities:

•	Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $59.9 million;

•	Petróleos Mexicanos issued, under its short-term peso-denominated publicly-traded notes program, a total of Ps. 16.0 billion in nominal terms of notes in the Mexican domestic market, none of which was outstanding as of December 31, 2005;

•	On October 26, 2005, Petróleos Mexicanos utilized U.S. $800,000,000 from its U.S. $1.25 billion syndicated revolving facility; this utilization was made in two tranches, A and B, each in the amount of U.S. $400,000,000; both tranches were rolled-over on November 25, 2005 and repaid on December 28, 2005;

•	the Pemex Project Funding Master Trust increased the size of its Medium-Term Note program, Series A, from U.S. $11 billion to U.S. $20 billion, and on February 24, 2005, it issued €1 billion of its 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under the program;

•	the Pemex Project Funding Master Trust entered into a syndicated credit agreement in the amount of U.S. $4.25 billion on March 22, 2005 with a group of international financial institutions to refinance outstanding amounts of certain syndicated facilities and for new PIDIREGAS financing; this agreement was guaranteed by Petróleos Mexicanos and consisted of two separate tranches, which become due in 2010 and 2012, respectively; this agreement was refinanced in May 2006, as discussed under “—2006 Financing Activities” above;

•	the Pemex Project Funding Master Trust issued U.S. $1,500,000,000 of notes on June 8, 2005, under its Medium-Term Note Program, Series A, in two tranches: U.S. $1,000,000,000 of 5.75% Notes due in 2015 and U.S. $500,000,000 of 6.625% Bonds due 2035, both guaranteed by Petróleos Mexicanos;

•

the Pemex Project Funding Master Trust issued U.S. $175,000,000 of floating rate notes due 2008 on August 31, 2005, bearing interest at a rate per annum equal to LIBOR for a period of one, two, three or six months (at the election of the Pemex Project Funding Master Trust), plus 42.5 basis points, and guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $750,000,000 of floating rate notes due 2012 on December 1, 2005, under its Medium-Term Note Program, Series A, guaranteed by Petróleos Mexicanos and bearing interest at a rate per annum equal to LIBOR plus 60 basis points;

•	Fideicomiso F/163 issued a total of Ps. 6 billion in nominal terms of its publicly-traded notes denominated in Unidades de Inversión (Units of Investment, or “UDIs”) in the Mexican domestic market on February 1, 2005, which were guaranteed by Petróleos Mexicanos and were issued in a reopening of an earlier issuance. The value of UDIs are calculated daily by Banco de México based on the National Consumer Price Index;

•	Fideicomiso F/163 issued a total of Ps. 15 billion in nominal terms of its publicly-traded notes in the Mexican domestic market on February 11, 2005, guaranteed by Petróleos Mexicanos, consisting of two separate tranches:

•	Ps. 7.5 billion of its publicly-traded notes due February 11, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and

•	Ps. 7.5 billion of its publicly-traded notes due February 11, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points;

•	Fideicomiso F/163 issued a total of Ps. 10 billion in nominal terms of its publicly-traded notes in the Mexican domestic market on May 13, 2005, which were guaranteed by Petróleos Mexicanos and were reopenings of previous issuances, consisting of two separate tranches:

•	Ps. 5,012.6 million of its publicly-traded notes due February 4, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and

•	Ps. 4,987.4 million of its publicly-traded notes due January 31, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points;

•	Fideicomiso F/163 issued a total of Ps. 5,000,000,000 in nominal terms of notes in the Mexican domestic market on July 29, 2005, guaranteed by Petróleos Mexicanos;

•	Fideicomiso F/163 issued a total of Ps. 4,500,000,000 in nominal terms of notes due July 16, 2015, guaranteed by Petróleos Mexicanos, in the Mexican domestic market on October 21, 2005, through a reopening of an earlier issue; and

•	Fideicomiso F/163 issued a total of Ps. 5,500,000,000 in nominal terms of notes, guaranteed by Petróleos Mexicanos, in the Mexican domestic market on October 21, 2005.

In the period from January 1 to December 31, 2005, Petróleos Mexicanos’ net payments on borrowings totaled U.S. $4.5 billion and were as follows:

•	U.S. $54.9 million in respect of direct loans;

•	U.S. $151.7 million in respect of credit lines from export credit agencies;

•	U.S. $800.0 million in respect of revolving credits;

•	U.S. $3.4 billion in respect of bond issues;

•	U.S. $38.2 million in respect of restructured debt; and

•	U.S. $42.0 million in respect of leases.

In the period from January 1 to December 31, 2005, the Pemex Project Funding Master Trust’s net payments on borrowings totaled U.S. $5.5 billion and were as follows:

•	U.S. $2.3 billion in respect of foreign trade financing;

•	U.S. $660.0 million in respect of project financing;

•	U.S. $500.0 million in respect of bond issues;

•	U.S. $1.9 billion in respect of financing from commercial banks; and

•	U.S. $101.2 million in respect of the Convenio de Derivación de Fondos (Transfer of Funds Agreement) with the Mexican Government.

In the period from January 1 to December 31, 2005, Fideicomiso F/163’s net payments on borrowings totaled U.S. $131.8 million and were in respect of direct loans.

At December 31, 2005, our total indebtedness, excluding accrued interest but including notes payable to contractors, was approximately U.S. $49.8 billion. Of this amount, U.S. $46.5 billion consisted of long-term debt, which was composed of approximately U.S. $26.2 billion in instruments with fixed annual interest rates ranging from 0.505% to 14.5% with maturities ranging from 2007 to 2035, approximately U.S. $20.3 billion at variable interest rates, of which U.S. $10.9 billion in drawings under lines of credit was based on LIBOR and other variable rates with maturities ranging from 2007 to 2017 and U.S. $9.4 billion in floating rate notes with maturities ranging from 2007 to 2019. Short-term debt totaled approximately U.S. $3.3 billion, which included approximately U.S. $2.6 billion in lines of credit, consisting of U.S. $1.7 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $0.9 billion of lines of credit with fixed interest rates.

The portion of our total debt at December 31, 2005 corresponding to borrowings of the Pemex Project Funding Master Trust and the Fideicomiso F/163 was U.S. $42.8 billion, of which U.S. $32.9 billion consisted of borrowings of the Pemex Project Funding Master Trust and U.S. $9.9 billion consisted of borrowings of the Fideicomiso F/163. The U.S. $42.8 billion corresponding to the borrowings of the Pemex Project Funding Master Trust and the Fideicomiso F/163 consisted of U.S. $20.8 billion in long-term debt at fixed interest rates with maturities ranging from 2007 to 2035, U.S. $19.9 billion in long-term debt with variable interest rates with maturities ranging from 2007 to 2019, and U.S. $2.1 billion in short-term debt, of which U.S. $1.5 billion consisted of variable interest rate borrowings under various lines of credit. The Pemex Project Funding Master Trust also has U.S. $2.2 billion in short-term and long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd. This amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust (i.e., the effects of intercompany indebtedness are eliminated).

2004 Financing Activities. During the period from January 1, 2004 to December 31, 2004, we participated in the following financing activities:

•	Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $93.7 million;

•	Petróleos Mexicanos obtained direct loans denominated in Japanese yen in an amount equivalent to U.S. $120.1 million;

•	on August 16, 2004, the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission) of Mexico authorized Petróleos Mexicanos and Fideicomiso F/163’s Ps. 10 billion short-term peso-denominated publicly-traded notes (certificados bursátiles de corto plazo) program in the Mexican market. Under the program no more than Ps. 10 billion can be outstanding at any time. Petróleos Mexicanos issued a total of Ps. 9 billion in nominal terms of its notes in the Mexican domestic market in 18 tranches during 2004; these notes have matured;

•	the Pemex Project Funding Master Trust obtained U.S. $1.4 billion in credit lines from export credit agencies;

•	the Pemex Project Funding Master Trust obtained U.S. $25.0 million in commercial bank loans;

•	the Pemex Project Funding Master Trust issued U.S. $1.5 billion of its Guaranteed Floating Rate Notes due 2010 on June 15, 2004, guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued €850,000,000 of its 6.375% Guaranteed Notes due 2016 on August 5, 2004, guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $1.75 billion of its 7.75% Guaranteed Perpetual Bonds on September 28, 2004, guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust completed an exchange offer on December 30, 2004, pursuant to which the Pemex Project Funding Master Trust issued U.S. $158,353,000 of its 9.00% Guaranteed Notes due 2007, U.S. $399,619,000 of its 8.85% Guaranteed Notes due 2007, U.S. $439,011,000 of its 9 3/8% Guaranteed Notes due 2008, U.S. $324,220,000 of its 9 1/4% Guaranteed Bonds due 2018, U.S. $228,735,000 of its 8.625% Guaranteed Bonds due 2023, U.S. $354,477,000 of its 9.50% Guaranteed Bonds due 2027 and U.S. $403,746,000 of its 9.50% Guaranteed Puttable or Mandatory Exchangeable Securities (“POMESSM”) due 2027, in exchange for an equal principal amount of corresponding 9.00% Guaranteed Notes due 2007, 8.85% Global Guaranteed Notes due 2007, 9 3/8% Global Guaranteed Notes due 2008, 9 1/4% Global Guaranteed Bonds due 2018, 8.625% Bonds due 2023, 9.50% Global Guaranteed Bonds due 2027 and 9.50% POMESSM due 2027 (collectively, the “old securities”) issued by Petróleos Mexicanos, and pursuant to which the Pemex Project Funding Master Trust made early participation payments totaling U.S. $5,713,665. During the second quarter of 2005, the Pemex Project Funding Master Trust delivered to Petróleos Mexicanos a portion of the old securities acquired by it in the exchange offers in exchange for cash payments, a portion of which will be made over time, equal to the market value of the relevant old securities at the time of such delivery;

•	RepCon Lux S.A. issued approximately U.S. $1.37 billion of its 4.5 per cent. Guaranteed Exchangeable Bonds due 2011; these bonds are guaranteed by Petróleos Mexicanos, and are exchangeable for shares of common stock of Repsol or, at the option of RepCon Lux S.A., the cash equivalent thereof;

•	Fideicomiso F/163 issued a total of Ps. 11.5 billion in nominal terms of its publicly-traded notes in the Mexican domestic market on January 30, 2004; the notes are guaranteed by Petróleos Mexicanos and were reopenings of earlier issuances, consisting of three separate tranches:

•	Ps. 4 billion in nominal terms of its publicly-traded notes due October 18, 2007, bearing interest at the 91-day Cetes (treasury bill) rate plus 67 basis points;

•	Ps. 5 billion in nominal terms of its publicly-traded notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

•	Ps. 2.5 billion in nominal terms of its 8.38% publicly-traded notes due October 14, 2010;

•	Fideicomiso F/163 issued a total of Ps. 14,672,000,000 in nominal terms of its publicly-traded notes in the Mexican market on March 26, 2004; the notes are guaranteed by Petróleos Mexicanos and were reopenings of earlier issuances, consisting of three separate tranches:

•	Ps. 6,000,000,000 in nominal terms of its publicly-traded notes due October 18, 2007, bearing interest at the 91-day Cetes rate plus 67 basis points;

•	Ps. 6,000,000,000 in nominal terms of its publicly-traded notes due October 8, 2009, bearing interest at the 182-day Cetes rate plus 65 basis points; and

•	Ps. 2,672,000,000 in nominal terms of its 8.38% publicly-traded notes due October 14, 2010;

•	Fideicomiso F/163 entered into a loan agreement in the amount of Ps. 4 billion in nominal terms on March 30, 2004, guaranteed by Petróleos Mexicanos, with a Mexican commercial bank for use in financing PIDIREGAS;

•	Fideicomiso F/163 entered into a loan agreement in the amount of Ps. 4 billion on November 4, 2004, guaranteed by Petróleos Mexicanos, with a Mexican commercial bank for use in financing PIDIREGAS;

•	Fideicomiso F/163 entered into a loan agreement in the amount of Ps. 3 billion on November 23, 2004, guaranteed by Petróleos Mexicanos, with a Mexican commercial bank for use in financing PIDIREGAS;

•	Fideicomiso F/163 entered into a loan agreement in the amount of Ps. 4 billion on December 20, 2004, guaranteed by Petróleos Mexicanos, with a Mexican commercial bank for use in financing PIDIREGAS; and

•	Fideicomiso F/163 issued a total of Ps. 5 billion of certificados bursátiles (publicly-traded notes) due December 5, 2019, which are denominated in UDIs, on December 23, 2004, guaranteed by Petróleos Mexicanos, in the Mexican market.

In the period from January 1 to December 31, 2004, Petróleos Mexicanos’ net payments on borrowings totaled U.S. $2.2 billion and were as follows:

•	U.S. $369.2 million in respect of direct loans;

•	U.S. $125 million in respect of foreign trade lines;

•	U.S. $540 million in respect of bankers’ acceptances;

•	U.S. $341.2 million in respect of credit lines from export credit agencies;

•	U.S. $432 million in respect of commercial paper;

•	U.S. $43.8 million in respect of the short-term peso-denominated notes (certificados bursátiles de corto plazo) program;

•	U.S. $218.2 million in respect of bond issues;

•	U.S. $76.1 million in respect of restructured debt; and

•	U.S. $57.3 million in respect of leases.

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

At December 31, 2004, our total indebtedness, excluding accrued interest, was approximately U.S. $40.2 billion. Of this amount, U.S. $35.0 billion consisted of long-term debt, which was composed of approximately U.S. $21.5 billion in instruments with fixed annual interest rates ranging from 2.0% to 14.5% with maturities ranging from 2006 to 2027, approximately U.S. $13.5 billion at variable interest rates, of which U.S. $11.4 billion in drawings under lines of credit was based on LIBOR and other variable rates with maturities ranging from 2006 to 2019, and U.S. $2.1 billion in floating rate notes with maturities ranging from 2008 to 2010. Short-term debt totaled approximately U.S. $3.9 billion, consisting of U.S. $2.6 billion of variable interest rate borrowings under various lines of credit established under committed credit facilities with various international commercial banks and U.S. $1.3 billion of lines of credit with fixed interest rates.

The portion of our total debt at December 31, 2004 corresponding to borrowings of the Pemex Project Funding Master Trust and the Fideicomiso F/163 was U.S. $31.5 billion, of which U.S. $26.0 billion consisted of borrowings of the Pemex Project Funding Master Trust and U.S. $5.5 billion consisted of borrowings of the Fideicomiso F/163. The U.S. $31.5 billion corresponding to the borrowings of the Pemex Project Funding Master Trust and the Fideicomiso F/163 consisted of U.S. $16.1 billion in long-term debt at fixed interest rates with maturities ranging from 2006 to 2023, U.S. $12.9 billion in long-term debt with variable interest rates with maturities ranging from 2006 to 2019, and U.S. $2.5 billion in short-term debt, of which U.S. $2.3 billion consisted of variable interest rate borrowings under various lines of credit. The Pemex Project Funding Master Trust also had U.S. $3.5 billion in short-term and long-term debt consisting of an obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd. This amount is not reflected in our consolidated financial statements due to the off-setting effects of the consolidation of the results of both Pemex-Exploration and Production and the Pemex Project Funding Master Trust (i.e., the effects of intercompany indebtedness are eliminated).

The table below sets forth our total indebtedness as of December 31 for each of the five years from 2001 to 2005.

Total Indebtedness of PEMEX

	Year Ended December 31,(1)
	2001(2)		2002(2)		2003(2)		2004(2)		2005(2)
	(in millions of U.S. dollars)(3)
Domestic Debt in Various Currencies(3)	U.S.$	749	U.S.$	694	U.S.$	2,900	U.S.$	6,530	U.S.$	10,416
External Debt(4)
MYRA(5)	U.S.$	292	U.S.$	224	U.S.$	153	U.S.$	77	U.S.$	38
Other direct bank loans		2,148		3,674		2,769		1,789		1,186
Securities
Bonds(6)		8,509		11,515		16,285		22,133		25,931
Commercial paper		228		433		432		—		—

Total securities		8,737		11,948		16,717		22,133		25,931
Trade financing(7)
Acceptance lines		785		785		540		—		—
Advances from commercial banks(8)		1,490		2,150		3,323		2,409		4,370

Total trade financing		2,275		2,935		3,863		2,409		4,370
Purchasing loans(9)		351		380		387		366		309
Financial leases		319		279		254		197		153
Export credit agency loans (project finance)(10)		2,282		2,866		4,636		5,471		6,322
Notes payable to contractors		1,452		1,330		1,195		1,186		1,068

Total external debt	U.S.$	17,856	U.S.$	23,636	U.S.$	29,974	U.S.$	33,628	U.S.$	39,377

Total Indebtedness(2)	U.S.$	18,605	U.S.$	24,330	U.S.$	32,874	U.S.$	40,158	U.S.$	49,793

Note:	Numbers may not total due to rounding.
(1)	Figures do not include accrued interest. Accrued interest was U.S. $284 million, U.S. $331 million, U.S. $459 million, U.S. $231 million and U.S. $95 million at December 31, 2001, 2002, 2003, 2004 and 2005, respectively.
(2)	Includes U.S. $7.5 billion, U.S. $14.1 billion, U.S. $22.5 billion, U.S. $26.0 billion and U.S. $32.9 billion of indebtedness of the Pemex Project Funding Master Trust as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively, and U.S. $1.4 billion, U.S. $5.5 billion and U.S. $9.9 billion of indebtedness of Fideicomiso F/163 as of December 31, 2003, 2004 and 2005, respectively.

(3)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 9.1423 = U.S. $1.00 for 2001, Ps. 10.3125 = U.S. $1.00 for 2002, Ps. 11.236 = U.S. $1.00 for 2003, Ps.11.2648 = U.S. $1.00 for 2004 and Ps. 10.7777 = U.S. $1.00 for 2005. See Notes 3 and 9 to our consolidated financial statements included herein.
(4)	Indebtedness payable other than in pesos and owed to persons or institutions having its head office or chief place of business outside Mexico, and payable outside the territory of Mexico.
(5)	Multi-Year Restructuring Agreement.
(6)	Includes, in 2004 and 2005, issuance by RepCon Lux S.A. of U.S. $1.37 billion of its 4.5% Guaranteed Exchangeable Bonds due 2011 and in 2005, U.S. $2.3 billion of bonds issued by Pemex Finance, Ltd. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2005 Financing Activities.”
(7)	To finance external trade of crude oil and derivatives.
(8)	Includes indebtedness of the Pemex Project Funding Master Trust of U.S. $1.0 billion in trade financing advances from commercial banks as of December 31, 2001, U.S. $1.9 billion as of December 31, 2002, U.S. $3.2 billion as of December 31, 2003, U.S. $2.4 billion as of December 31, 2004 and U.S. $4.4 billion as of December 31, 2005.
(9)	To finance imports of equipment and spare parts.
(10)	Includes U.S. $2,176 million, U.S. $2,771 million, U.S. $4,529 million, U.S. $5,428 million and U.S. $6,285 million of indebtedness of the Pemex Project Funding Master Trust as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively.
Source:	Petróleos Mexicanos.

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

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican GAAP, are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable by Pemex Finance have been reclassified as debt. The option to purchase the shares of Pemex Finance can only be exercised once its remaining debt, which was approximately U.S. $2.3 billion as of December 31, 2005, has been redeemed.

As of December 31, 2005, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $2.3 billion aggregate principal amount of notes with maturities ranging from 2007 to 2018 and interest rates ranging between 8.02% and 10.61%, as well as two series of floating rate notes.

2006 Financing Activities. As of May 31, 2006, Pemex Finance, Ltd. made payments of U.S. $175 million in principal of its notes. Pemex Finance, Ltd. has not incurred any additional indebtedness during 2006.

2005 Financing Activities. On June 27, 2005, Pemex Finance, Ltd. redeemed the following series of its outstanding notes at a redemption price equal to the principal amount thereof plus accrued interest thereon and a make-whole premium:

Series	Outstanding Principal Amount
6.55% Notes due 2008	U.S. $	194,117,647.07
6.30% Notes due 2010	U.S. $	400,000,000.00
7.33% Notes due 2012	U.S. $	250,000,000.00
7.80% Notes due 2013	U.S. $	150,000,000.00

During 2005, Pemex Finance, Ltd. made payments of U.S. $305 million in principal of its notes. On June 28, 2005, Pemex Finance, Ltd. paid U.S. $550 million plus accrued interest to Petróleos Mexicanos in connection with certain subordinated debt obligations. Pemex Finance, Ltd. did not incur any additional indebtedness during 2005.

2004 Financing Activities. During 2004, Pemex Finance, Ltd. made payments of U.S. $344.8 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2004.

Contractual Obligations and Off-balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding at December 31, 2005 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2005(1)

			Payment due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S.$	48,572.7	U.S.$	2,927.9	U.S.$	9,841.9	U.S.$	13,790.1	U.S.$	22,012.8
Notes payable to contractors(2)		1,068.3		243.4		483.8		341.1		—
Capital lease obligations(3)		152.6		82.3		24.4		22.4		23.5
Other Long-Term Liabilities:
Dismantlement and abandonment costs obligations(4)		1,270.8		46.7		153.0		90.9		980.2
Employee benefit plans(5)		34,855.6	U.S.$	1,729.7	U.S.$	3,442.3	U.S.$	3,780.0	U.S.$	25,903.6

Total contractual obligations recognized in balance sheet	U.S.$	85,920.0	U.S.$	5,030.0	U.S.$	13,945.4	U.S.$	18,024.5	U.S.$	48,920.1

Other contractual obligations not recognized in liabilities:
PIDIREGAS commitments(6)		21,042.7		8,797.8		5,305.9		1,542.1		5,396.9
Nitrogen supply contract(7)		1,404.9		220.0		362.1		230.5		592.3
Minimum Guaranteed Dividends(8)		392.3		392.3		—		—		—

Total contractual obligations not recognized in liabilities	U.S.$	22,839.9	U.S.$	9,410.1	U.S.$	5,668.0	U.S.$	1,772.6	U.S.$	5,989.2

Total contractual obligations	U.S.$	108,759.9	U.S.$	14,440.1	U.S.$	19,613.4	U.S.$	19,797.1	U.S.$	54,909.3

Note:	These figures do not include accrued interest.
(1)	All amounts calculated in accordance with Mexican GAAP.
(2)	See Note 9 to our consolidated financial statements included herein.
(3)	See Notes 9 and 20 II g. to our consolidated financial statements included herein.

(4)	See Notes 2h., 2i. and 7 to our consolidated financial statements included herein.
(5)	See Note 12 to our consolidated financial statements included herein.
(6)	See Note 13f. to our consolidated financial statements included herein.
(7)	See Note 13c. to our consolidated financial statements included herein.
(8)	See Note 15 and 20 I l. to our consolidated financial statements included herein.

As of December 31, 2005, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

The following tables set forth information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2005:

Fair Value of Natural Gas Derivative Contracts(1)

(in thousands of U.S. dollars)
Fair value of contracts outstanding at the beginning of the period	$(275,582)
Contracts realized or otherwise settled during the period	(68,377)
Fair value of new contracts when entered into during the period	(3,781)
Other changes in fair values	(107,691)

Fair value of contracts outstanding at the end of the period	$(455,431)

(1)	As of December 31, 2005.

Fair Value of Natural Gas Derivative Contracts at Period-End by Maturity(1)

Source of Fair Value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
	(in thousands of U.S. dollars)
Prices actively quoted	$21	0	0	0	$21
Prices provided by other external sources	$(455,940)	$488	0	0	$(455,451)

(1)	As of December 31, 2005.

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2005 as well as the percentage change in sales revenues for the years 2003 to 2005.

	Year Ended December 31,										2004 vs. 2003	2005 vs. 2004
	2001		2002		2003		2004		2005
	(in millions of constant pesos at December 31, 2005)										(%)	(%)
Exploration and Production
Trade sales(1)	Ps.	0	Ps.	0	Ps.	0	Ps.	0	Ps.	0	0	0
Intersegment sales		323,550		327,412		463,736		579,693		716,287	25.0	23.6

Total net sales	Ps.	323,550	Ps.	327,412	Ps.	463,736	Ps.	579,693	Ps.	716,287	25.0	23.6

Refining
Trade sales(1) (2)	Ps.	292,080	Ps.	290,734	Ps.	309,534	Ps.	326,675	Ps.	353,222	5.5	8.1
Intersegment sales		10,729		16,330		25,479		27,922		38,260	9.6	37.0

Total net sales	Ps.	302,809	Ps.	307,064	Ps.	335,013	Ps.	354,597	Ps.	391,482	5.8	10.4

Gas and Basic Petrochemicals
Trade sales(1)	Ps.	79,705	Ps.	66,541	Ps.	99,523	Ps.	119,917	Ps.	134,291	20.5	12.0
Intersegment sales		33,596		30,127		55,223		69,426		82,592	25.7	19.0

Total net sales	Ps.	113,301	Ps.	96,668	Ps.	154,746	Ps.	189,343	Ps.	216,883	22.4	14.5

Petrochemicals
Trade sales(1)	Ps.	11,006	Ps.	8,440	Ps.	11,855	Ps.	17,385	Ps.	20,217	46.6	16.3
Intersegment sales		3,412		4,556		6,587		7,611		8,816	15.5	15.8

Total net sales	Ps.	14,418	Ps.	12,996	Ps.	18,442	Ps.	24,996	Ps.	29,033	35.5	16.2

Corporate and Subsidiary Companies
Trade sales(1)	Ps.	160,922	Ps.	193,908	Ps.	258,906	Ps.	335,391	Ps.	420,912	29.5	25.5
Intersegment sales and eliminations		(371,288)		(378,425)		(551,025)		(684,652)		(845,952)	(24.3)	(23.6)

Total net sales	Ps.	(210,366)	Ps.	(184,517)	Ps.	(292,119)	Ps.	(349,261)	Ps.	(425,042)	(19.6)	(21.	7)

Total Net Sales	Ps.	543,712	Ps.	559,623	Ps.	679,818	Ps.	799,368	Ps.	928,643	17.6	16.2

Notes:	Numbers may not total due to rounding.
(1)	Sales to external customers.
(2)	Includes IEPS tax.
Source:	PEMEX’s financial statements.

Income by Business Segment

The following table sets forth our income (loss) by business segment for each year in the four-year period ended December 31, 2005, as well as the percentage change in income for the years 2003 to 2005.

	Year Ended December 31,								2004 vs. 2003	2005 vs. 2004
	2002		2003		2004		2005
	(in millions of constant pesos at December 31, 2005)								(%)	(%)
Business Segment
Exploration and Production	Ps.	16,931	Ps.	1,219	Ps.	(14,125)	Ps.	(18,248)	(1258.7)	29.2
Refining		(38,748)		(39,369)		(22,795)		(53,266)	(42.1)	133.7
Gas and Basic Petrochemicals		2,522		8,352		12,040		6,682	44.2	(44.5)
Petrochemicals		(13,284)		(15,890)		(12,725)		(16,535)	(19.9)	29.9
Corporate and Subsidiary Companies(1)		5,868		1,509		11,260		5,085	646.2	(54.8)

Total Income/(loss)	Ps.	(26,711)	Ps.	(44,179)	Ps.	(26,345)	Ps.	(76,282)	40.4	189.6

Note:	Numbers may not total due to rounding.
(1)	Includes intersegment eliminations.
Source:	PEMEX’s financial statements.

2005 Compared to 2004

Exploration and Production

In 2005, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 22.9% in peso terms and by 32.9% in U.S. dollar terms, mainly due to an increase in crude oil export prices. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $42.61 in 2005, as compared to U.S. $31.02 in 2004. Intersegment sales increased by 23.6%, principally as a result of the increase in crude oil export prices. The loss related to exploration and production activities increased by 29.2%, or Ps. 4,122, from a loss of Ps. 14,125 million in 2004 to a loss of Ps. 18,248 million in 2005, primarily as a result of an increase in taxes and duties, maintenance expenses and costs related to the labor reserve.

Refining

In 2005, trade sales related to refining activities increased by 8.1%, from Ps. 326,676 million in 2004 to Ps. 353,222 million in 2005, due to an increase in the average sales prices and volumes of our principal petroleum products. Export sales related to refining activities increased by 66.7%, from Ps. 9,673 million in 2004 to Ps. 16,128 million in 2005, as a result of increases in sales of virgin stock. Net of the IEPS tax, domestic sales related to refining activities increased by 23.1%, from Ps. 270,147 million in 2004 to Ps. 332,608 million in 2005, principally due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by 37.0%, to Ps. 38,260 million, largely due to an increase in the sales volumes of liquefied petroleum gas and diesel. In 2005, the total loss related to refining activities was Ps. 53,266 million, 133.7% more than the loss of Ps. 22,795 million in 2004. The increased loss was primarily due to increases in the average prices of our petroleum products imports, which we were not able to pass on to our retail customers for gasoline and diesel products due to price controls imposed by the Mexican Government. See “Item 5—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004—Costs and Operating Expenses.”

Gas and Basic Petrochemicals

In 2005, trade sales related to the natural gas and basic petrochemical business segment increased by 12.0%, from Ps. 119,917 million in 2004 to Ps. 134,291 million in 2005. Liquefied petroleum gas sales increased by

14.8%, from Ps. 42,208 million in 2004 to Ps. 48,451 million in 2005, principally due to an increase in liquefied petroleum gas prices. The volume of domestic sales of basic petrochemicals increased by 10.1% in 2005, from 931 thousand tons per year in 2004 to 1,025 thousand tons per year in 2005. Natural gas sales increased by 11.0%, from Ps. 71,631 million in 2004 to Ps. 79,546 million in 2005, mainly due to an increase in natural gas prices and volume. Income related to natural gas and basic petrochemicals decreased by 44.5%, to Ps. 6,682 million, mainly due to an increase in expenses incurred in connection with natural gas hedging operations.

Petrochemicals

In 2005, trade sales related to the petrochemicals business segment increased by 16.3%, from Ps. 17,384 million in 2004 to Ps. 20,217 million in 2005. Prices and volumes for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2005, the volume of petrochemical exports increased by 20.5%, from 308 thousand tons in 2004 to 371 thousand tons in 2005. Losses related to petrochemical activities increased by 29.9%, from Ps. 12,725 million in 2004 to Ps. 16,535 million in 2005, mainly due to an increase in the volume of imports of vinyl chloride, ammonia and xylene.

Corporate and Subsidiary Companies

In 2005, additional marginal trade sales revenues relating to PMI’s exports of crude oil and petroleum products to third parties increased by 25.5% in peso terms, from Ps. 335,391 million in 2004 to Ps. 420,912 million in 2005, as a result of increased prices of the crude oil that we exported and the strengthening of the dollar against the peso. In 2005, the trade income related to corporate and subsidiary companies, which includes the international trading activities of the PMI Group, decreased from Ps. 11,260 million in 2004 to Ps. 5,085 million in 2005, primarily due to an increase in costs of sales and operating expenses.

2004 Compared to 2003

Exploration and Production

In 2004, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 27.8% in peso terms and by 27.9% in U.S. dollar terms, mainly due to an increase in crude oil export prices. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $31.02 in 2004, as compared to U.S. $24.75 in 2003. Intersegment sales increased by 25.0%, principally as a result of the increase in crude oil export prices. Income related to exploration and production activities decreased by 1,258.7% from income of Ps. 1,219 million in 2003 to a loss of Ps. 14,125 million in 2004, primarily as a result of an increase in taxes and duties, maintenance expenses and costs related to the labor reserve.

Refining

In 2004, trade sales related to refining activities increased by 5.5%, from Ps. 309,534 million in 2003 to Ps. 326,676 million in 2004, due to an increase in the average sales prices and volumes of our principal petroleum products. Export sales related to refining activities decreased by 9.3%, from Ps. 10,661 million in 2003 to Ps. 9,673 million in 2004, as a result of a decrease in sales of fuel oil, due to a decrease in its production. Net of the IEPS tax, domestic sales related to refining activities increased by 30.3%, from Ps. 207,276 million in 2003 to Ps. 270,148 million in 2004, principally due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by 9.6%, to Ps. 27,922 million, largely due to an increase in the sales volumes of liquefied petroleum gas and diesel. In 2004, the total loss related to refining activities was Ps. 22,795 million, 42.1% less than the loss of Ps. 39,369 million in 2003. The decreased loss was primarily due to increases in the average sales prices of our principal petroleum products.

Gas and Basic Petrochemicals

In 2004, trade sales related to the natural gas and basic petrochemical business segment increased by 20.5%, from Ps. 99,523 million in 2003 to Ps. 119,917 million in 2004. Liquefied petroleum gas sales increased by

10.0%, from Ps. 39,636 million in 2003 to Ps. 43,615 million in 2004, principally due to an increase in liquefied petroleum gas prices. The volume of domestic sales of basic petrochemicals increased by 17.3% in 2004, from 794 thousand tons per year in 2003 to 931 thousand tons per year in 2004. Natural gas sales increased by 27.0%, from Ps. 56,396 million in 2003 to Ps. 71,631 million in 2004, mainly due to an increase in natural gas prices. Income related to natural gas and basic petrochemicals increased by 44.2%, to Ps. 12,040 million, mainly due to increases in the prices of our principal products.

Petrochemicals

In 2004, trade sales related to the petrochemicals business segment increased by 46.6%, from Ps. 11,855 million in 2003 to Ps. 17,385 million in 2004. Prices and volumes of petrochemicals sold domestically increased for a majority of our petrochemical products. In 2004, the volume of petrochemical exports increased by 5.5%, from 292 thousand tons in 2003 to 308 thousand tons in 2004. Losses related to petrochemical activities decreased by 19.9%, from Ps. 15,890 million in 2003 to Ps. 12,725 million in 2004, mainly due to an increase in sales volumes of styrene and increases in the sales prices of the majority of our principal petrochemical products.

Corporate and Subsidiary Companies

In 2004, additional marginal trade sales revenues relating to PMI’s exports of crude oil and petroleum products to third parties increased by 29.5% in peso terms, from Ps. 258,906 million in 2003 to Ps. 335,391 million in 2004, as a result of increased prices of the crude oil that we exported and the strengthening of the dollar against the peso. In 2004, the trade income related to corporate and subsidiary companies, which includes the international trading activities of the PMI Group, increased from Ps. 1,509 million in 2003 to Ps. 11,260 million in 2004, primarily due an increase in sales volumes to third parties and an increase in sales prices.

U.S. GAAP Reconciliation

Net income (loss) under U.S. GAAP differ from net income (loss) under Mexican GAAP due to several factors, which are differences in methods of accounting for exploration and drilling costs, pension, seniority premiums and post-retirement benefit obligations, accrued vacation, capitalized interest, impairment of fixed assets, depreciation, derivatives, profit in inventory, deferred taxes, reclassification of PEMEX Finance, Ltd. net income to minority interest and our investment in Repsol shares. The amounts of these adjustments vary each year. For further information regarding these and other differences between Mexican and U.S. GAAP as they relate to our operating results, see Note 20 to our consolidated financial statements included herein.

Income and Equity (Deficit) under U.S. GAAP

For the year ended December 31, 2005, our net loss under U.S. GAAP was approximately Ps. 73.9 billion, representing a Ps. 2.4 billion decrease from the net loss recorded under Mexican GAAP. For the year ended December 31, 2004, our net loss under U.S. GAAP was approximately Ps. 13.4 billion, representing a Ps. 12.9 billion decrease from the net loss recorded under Mexican GAAP. For the year ended December 31, 2003, our net loss under U.S. GAAP was approximately Ps. 72.1 billion, representing a Ps. 27.9 billion increase from the net loss recorded under Mexican GAAP. For further detail regarding the adjustments related to these amounts, see Note 20 to our consolidated financial statements included herein.

Our equity deficit under U.S. GAAP was approximately Ps. 112.0 billion at December 31, 2005, as compared to an equity deficit of Ps. 50.5 billion at December 31, 2004. For further detail regarding the adjustments related to these amounts, see Note 20 to our consolidated financial statements included herein.

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

Fixed Asset Adjustments

•	Capitalization of interest. For Mexican GAAP purposes, we capitalize interest to property, plant and equipment based on the total interest cost incurred on loans allocated to construction projects, regardless of whether or not the amounts borrowed have been spent on such projects. For purposes of the U.S. GAAP reconciliation, we capitalize interest pursuant to Statement of Financial Accounting Standards No. 34, “Capitalization of Interest.”

•	Impairment. For Mexican GAAP purposes, effective as of January 1, 2004, we adopted Bulletin C-15, “Impairment and Disposal of Long-Lived Assets,” which provides specific criteria for determining when there is impairment in the value of long-lived assets for both tangible and intangible assets. Bulletin C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal, and provides guidance for accounting, presentation and disclosure for discontinued operations. Under U.S. GAAP, SFAS No. 144 requires that we evaluate our long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires us to write-down impaired assets to the fair value, if available, or the discounted present value of expected future cash flows on related assets. We measure impairment of our oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis. See “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards,” for a discussion of new impairment guidance under Mexican GAAP, which became effective as of January 1, 2004.

Derivatives

For Mexican GAAP purposes, effective January 1, 2005, we adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (which we refer to as Bulletin C-10), which provides an expanded guidance for the recognition, valuation, accounting treatment and disclosures applicable to derivative financial instruments designated as hedges and embedded derivatives. Bulletin C-10 requires that all financial instruments, with the exception of “held to maturity” investments, be recorded at fair value. Held to maturity investments are recorded at amortized cost subject to an impairment review. For U.S. GAAP purposes, we apply SFAS No. 133 (as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

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

Other Differences

In addition to these differences between Mexican and U.S. GAAP, other significant differences that affect our net income relate to the accounting for accrued vacation, depreciation convention and our investment in Repsol shares. See Note 20 to our consolidated financial statements included herein.

Recently Issued Accounting Standards

New Mexican GAAP Accounting Standards

Effective January 1, 2005, PEMEX adopted the amendments to Bulletin D-3, “Labor Obligations”, issued by the Mexican Institute of Public Accountants (“MIPA”), which establishes the rules for valuation and recording of liabilities arising from other severance payments paid to employees upon dismissal. As of January 1, 2005, the adoption of these amendments resulted in a charge of Ps. 1,322.5 million.

Effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations”, issued by the MIPA, which establishes the criteria for valuation, recording and disclosure applicable to derivative financial instruments for hedging and to embedded derivatives. As of January 1, 2005, the adoption of these amendments resulted in the recognition of an initial cumulative charge of Ps. 442.7 million.

As of May 31, 2004, MIPA formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, MIPA’s task of issuing bulletins and circulars of Mexican GAAP was transferred to CINIF, which subsequently renamed standards of Mexican GAAP as Normas de Información Financiera (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (1) new bulletins established under the new function; (2) any interpretations issued thereof; (3) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (4) International Financial Reporting Standards, or IFRS, that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to attain greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The Conceptual Framework is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The most significant changes established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•	NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

•	NIF A-7 requires the presentation of comparative financial statements for at least with the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the names of the officers or administrative bodies authorizing the related issuance.

•	NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, we have not fully assessed the effects of adopting these new standards on its financial information.

New U.S. GAAP Accounting Standards

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs–an Amendment of ARB No. 43” (“SFAS No. 151”). SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. PEMEX is evaluating the impact that this standard may have on its financial position and results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 153, “Exchange of Non-monetary Assets and Amendment of APB No. 29” (“SFAS No. 153”). SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance–that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS No. 153 is not expected to have any impact on PEMEX’s financial position or results of operations.

In March 2005, the FASB published FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises such as PEMEX). Retrospective application for interim financial information is permitted but is not required. Early adoption of this interpretation is encouraged. The adoption of FIN 47 has not had a material impact on PEMEX’s financial position and results of operation.

In April 2005, the FASB issued a FASB Staff Position No. FAS 19-1 “Accounting for Suspended Well Costs” (“FSP 19-1”). The FSP 19-1 addresses the issue related to the circumstances that would permit the continued capitalization of exploratory well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and those wells are under way or firmly planned for the near future; FSP 19-1 also provides guidance on the accounting and disclosures for exploratory well costs and amends the FASB Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (“SFAS No. 19”). This guidance applies to enterprises that use the successful efforts method of accounting as described in SFAS No. 19. The FSP 19-1 became effective in the first reporting period beginning after April 4,

2005; however early application of this guidance is permitted in periods for which financial statements have not yet been issued. The adoption of FSP 19-1 has not had a material impact on PEMEX’s financial position and results of operation.

In June 2005, the FASB published SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 is not expected to have any impact on PEMEX’s financial position or results of operations.

On February 16, 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement is effective as of January 1, 2007, with earlier adoption permitted. PEMEX is currently evaluating the impact of the adoption of SFAS 155 on its financial position and results of operations.

Item 6.	Directors, Senior Management and Employees

An eleven-member Board of Directors governs Petróleos Mexicanos. The President of Mexico appoints six members, including the Chairman of the Board of Directors. An amendment to the Organic Law requires that the members of the Board of Directors of Petróleos Mexicanos include the Secretary of the SEMARNAT. The President of Mexico also appoints the Director General of Petróleos Mexicanos. The Sindicato de Trabajadores Petroleros de la República Mexicana (the Petroleum Workers’ Union, which we refer to as the Union) selects the remaining five directors from among our employees. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board. The members of the Board of Directors are not appointed for a specific term. The members of the Board of Directors, except for those members selected by the Union, serve subject to the discretion of the President of Mexico.

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

On August 17, 2005, the Board of Directors of Petróleos Mexicanos approved the designation of Mr. José Néstor García Reza as General Counsel and Head of the Legal Department of Petróleos Mexicanos. On September 28, 2005, Mr. Fernando Canales Clariond was appointed Secretary of Energy and Chairman of the Board of Directors of Petróleos Mexicanos, replacing Mr. Fernando Elizondo Barragán. On April 25, 2006, President Fox appointed Mr. Miguel Tame Domínguez as Director General of Pemex-Refining, Mr. Carlos A. Morales Gil as Director General of Pemex-Exploration and Production and Mr. Roberto Ramírez Soberón as Director General of Pemex-Gas and Basic Petrochemicals. These designations were informed to the Board of Directors of Petróleos Mexicanos in its meeting held on June 1, 2006.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 13, 2006.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Fernando de Jesús Canales Clariond	Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1946 Business experience: Secretary of Economy; Governor of the State of Nuevo León; Federal Congressman of the LIst Legislature; and Joint Director General and Vice President of Grupo IMSA, S.A. de C.V. Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.; Federal Electricity Commission (Chairman); Comisión Nacional del Agua; Central Light and Power (Chairman); Fondo para la Micro, Pequeña y Mediana Empresa; Consejo Nacional de Ciencia y Tecnología (Chairman); and Nacional Financiera S.N.C.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Luis Luege Tamargo	Board Member of Petróleos Mexicanos and Secretary of the Environment and Natural Resources Born: 1953 Business experience: Federal Attorney of Environmental Protection; President of the Regional Directive Committee of the National Action Party in the Federal District; and Executive Representative in Mexico for Dragados—FCC, Spain. Other board memberships: Federal Electricity Commission.	2005

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

Other board memberships: Comisión Nacional de Inversiones Extranjeras; Comisión Mixta de Promoción de las Exportaciones; Comisión Ejecutiva de Turismo; Banco Nacional de Comercio Exterior, S.N.C.; Consejo General de Población; Comité de Promoción y Apoyo al Comercio Exterior; Fondo Sectorial de Investigación of the Ministry of Foreign Affairs—Consejo Nacional de Ciencia y Tecnología (Chairman); Comité Evaluador del Premio Nacional de Exportación; Fondo de Cultura Económica; Consejo de Promoción Turística; and Consejo General de Investigación Científica y Desarrollo Tecnológico.

		2001

Mr. Sergio Alejandro García de Alba Zepeda

Board Member of Petróleos Mexicanos and Secretary of Economy

Born: 1955

Business experience: Undersecretary for Small and Medium Companies of the Ministry of Economy; Partner and Director General of Recreación y Desarrollo Infantil de México, S.A. de C.V.; Regional Vice President of Axtel, S.A. de C.V. and Secretary of Economic Promotion of the State of Jalisco.

Other board memberships: Aeropuertos y Servicios Auxiliares; Baja Bulk Carriers; Banco Nacional de Comercio Exterior, S.N.C.; Caminos y Puentes Federales y Servicios Conexos; Centro Nacional de Metrología (Chairman); Federal Electricity Commission, Comisión Intersecretarial de Desincorporación; Comisión

		2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Intersecretarial de Desarrollo Social; Comisión Intersecretarial de Gasto-Financiamiento; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial para la Transparecia y el Combate a la Corrupción de la Administración Pública Federal; Comisión Nacional de Inversiones Extranjeras (Chairman); Consejo General de Investigación Científica y Desarrollo Tecnológico; Fondo para la Micro, Pequeña y Mediana Empresa (Chairman); Fondo Sectorial de Ciencia y Tecnología para el Desarrollo Económico; Nacional Financiera, S.N.C.; Servicio Geológico Mexicano (Chairman); Telecomunicaciones de Mexico; and Transportadora de Sal, S.A. de C.V. (Chairman).

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

Other board memberships: Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (Chairman); Banco Nacional de Comercio Exterior, S.N.C. (Chairman); Financiera Rural (Chairman); Banco Nacional de Obras y Servicios Públicos, S.N.C. (Chairman); Casa de Moneda de México (Chairman); Nacional Financiera, S.N.C. (Chairman); Federal Electricity

2001

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Commission; Comisión Intersecretarial de Gasto Financiamiento (Chairman); Comisión Intersecretarial de Desincorporación (Chairman); Comisión Nacional Bancaria y de Valores; Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (Chairman); and Comisión Nacional de Seguros y Fianzas.

Mr. Ramón Hernández Toledo	Board Member of Petróleos Mexicanos and Union Representative Born: 1937 Business experience: Federal Congressman of the LVII th Legislature; Supervisor “A” of Auxiliary Services; Chief of Cauldrons Custody and other positions in Petróleos Mexicanos.	1992

Mr. Pablo Pavón Vinales	Board Member of Petróleos Mexicanos and Union Representative Born: 1945 Business experience: General Secretary of Section 10 of the Union; Labor Secretary of Section 10 of the Union; and Chairman of the General Vigilance Board of the Union.	1992

Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos; Union Representative Born: 1954 Business experience: Senator of the LIX th Legislature; Treasury Secretary of the General Executive Committee of the Union; and General Secretary of Section 40 of the Union.	2001

Mr. Alejandro Sánchez Narváez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Plant Supervisor and other positions in Petróleos Mexicanos.	2001

Mr. Mario Martínez Aldana	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Technician of Railroad Equipment; Geographic Information Uplifting, Treasury Secretary of the Union and other positions in Petróleos Mexicanos.	2001

Mr. Luis Ramírez Corzo y Hernández	Director General / Chief Executive Officer Born: 1948 Business experience: Director General of Pemex-Exploration and Production; and Director General of Turbinas Solar, S.A. de C.V.	2004

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Other board memberships: Desarrollos Inmobiliarios CUGA, S.A. de C.V. (Chairman); Repsol; Federal Electricity Commission; and Instituto Mexicano del Petróleo (Chairman).

Mr. Juan José Suárez Coppel	Chief Financial Officer Born: 1959 Business experience: Chief of Staff of the Secretary of Finance and Public Credit; Corporate Treasurer of Grupo Televisa; and Director of Derivatives Trading Desk of Banco Nacional de México S.A.	2001
	Other board memberships: I.I.I. Servicios, S.A. de C.V.; Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; Mexicana de Lubricantes, S.A. de C.V.; and Instituto Mexicano del Petróleo.

Ms. Martha Alicia Olvera Rodríguez	Deputy Director of Programming and Budget Born: 1954 Business experience: Associate Managing Director of Planning and Financial Programming of Petróleos Mexicanos; Associate Managing Director of Budget Control of Petróleos Mexicanos; and Deputy Manager of Programs Integration of Petróleos Mexicanos.	2002

Mr. Víctor Manuel Cámara Peón	Deputy Director of Financial Information Systems Born: 1943 Business experience: Advisor of the Chief Financial Officer; Director of Control and Operational Risk of Banco Nacional de México, S.A.; Director General of Human Resources of Banco Nacional de México, S.A.; and Administrative Director of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A. de C.V.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003

Mr. Rigoberto Ariel Yépez García	Deputy Director of Economic Planning Born: 1965 Business experience: General Director of Revenue and Pricing Policies of the Ministry of Finance and Public Credit; Business Development Manager of Pemex-Gas and Basic Petrochemicals; and Deputy General Director of Pricing Policies of the Ministry of Finance and Public Credit	2001

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Esteban Levín Balcells	Deputy Director of Finance and Treasury Born: 1972 Business experience: Chief of Staff of the Corporate Financial Office of Petróleos Mexicanos; Acting Deputy Director of the Financial Information Systems of Petróleos Mexicanos; and Associate Consultant and Engagement Manager of McKinsey & Co.	2005

Mr. José Manuel Carrera Panizzo	Deputy Director of Risk Management Born: 1969 Business experience: Manager of Foreign Exchange, Metals, Coins and International Agreements of Banco de México; Research Officer of Markets Analysis and Evaluation of Banco de México; and Foreign Exchange Analyst of Banco de México Other board memberships: MGI Trading, Ltd. (Vice President); MGI Enterprises, Ltd. (Vice President); and MGI Supply Ltd. (Vice President).	2001

Mr. Rosendo Villarreal Dávila	Corporate Director of Management. Born: 1942 Business experience: Head of the Internal Control Body of the SFP; Senator of the LVI th and LVII th Legislature; and Mayor of Saltillo, State of Coahuila. Other board memberships: Transportes Villarreal Berlanga, S.A. de C.V.	2005

Mr. Lamberto Alonso Calderón	Deputy Director of Labor Relations Born: 1953 Business experience: Advisor “A” of the Deputy Director of Finance and Management of Pemex-Refining; Chief of Commercial Performance and Control Procedures Unit of Pemex-Refining; and Chief of Management Unit of Pemex Refining.	2005

Mr. José Néstor García Reza	General Counsel and Head of the Legal Department Born: 1965 Business experience: Head of Legal Advising Office of Pemex-Exploration and Production; Chief of the Legal Unit of Pemex-Exploration and Production; and Legal Director of Banca Quadrum, S.A.	2005

Mr. José Salazar Ilarregui Ruffino	Deputy Director of Corporate Services Born: 1952 Business experience: Technical Director of Telecomunicaciones de México of the Ministry of Communications and Transportation; Vice President of	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Technology and Information of Corporación Novavisión S. de R.L.; and Director of Technology of Cablevisión, S.A. de C.V.

Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Health Services (formerly named Deputy Director of Medical Services) Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Administrative Deputy Manager of Petróleos Mexicanos; and Director of Central Sur Hospital of Petróleos Mexicanos.	2000

Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources Born: 1959 Business experience: Corporate Manager of Human Resources of Petróleos Mexicanos; Chief of Planning and Evaluation Unit of Petróleos Mexicanos and Project Leader of Petróleos Mexicanos.	2005

Ms. Claudia Peralta Alday	Acting Deputy Director of Supplies Born: 1959 Business experience: Advisor of the Director General of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Material Resourses of Pemex-Gas and Basic Petrochemicals; and Technical Coordinator of Projects of Pemex-Gas and Basic Petrochemicals.	2006

Mr. Emilio del Bosque González	Deputy Director of Patrimony Management Born: 1947 Business experience: Strategy and Negotiations Consultant; Corporate Director of Supplying of Grupo Industrial Saltillo, S.A. de C.V.; and Director of Purchases of CIFUNSA, S.A. de C.V. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2005

Mr. Marcos Ramírez Silva	Corporate Director of Operations Born: 1957 Business experience: Director General of Pemex-Gas and Basic Petrochemicals; Deputy Director of Liquefied Gas and Basic Petrochemicals of Pemex-Gas and Basic Petrochemicals; and Deputy Director of Planning and Operative Control of Pemex-Gas and Basic Petrochemicals.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Vicente Córdova Rayas	Deputy Director of Business Process and Technological Infrastructure (formerly named Deputy Director of Investment Projects) Born: 1955 Business experience: Associate Managing Director of Competence Center of Petróleos Mexicanos; Head of Continuous Improvement of Pemex-Gas and Basic Petrochemicals; and Coordinator of Advisors of the Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals.	2005

Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Strategy and Operative Planning (formerly named Deputy Director of Operation Evaluation) Born: 1959 Business experience: Associate Managing Director; Manager; and Superintendent of Petróleos Mexicanos.	2004

Mr. Alejandro Martínez Sibaja	Deputy Director of Operations and Strategy Execution (formerly named Deputy Director of Operations Coordination) Born: 1956 Business experience: Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Programming and Analysis of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Operations of PMI.	2005

Mr. Constantino Fernández Cabrera	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection (formerly named Deputy Director of Industrial Safety and Environmental Protection) Born: 1938 Business experience: Executive Coordinator of the Director General of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Liquified Gas Trading of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Pipelines and Terminals of Pemex-Gas and Basic Petrochemicals.	2005

Mr. Mario Nieto Garza	Acting Deputy Director of Pipeline Transportation System Coordination Born: 1955 Business experience: Associate Managing Director of Daily Operation Tracking of Petróleos Mexicanos; Associate Managing Director of Maintenance of Pemex-Gas and Basic Petrochemicals; and General Superintendent of Pipelines in Monterrey of Pemex-Gas and Basic Petrochemicals.	2006

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Federico Alberto Martínez Salas	Corporate Director of Engineering and Project Development Born: 1943 Business experience: Deputy Director of Engineering and Strategic Works Development of Pemex-Exploration and Production; Executive Director of Cantarell Project; and Deputy Director of Primary Production Projects of Petróleos Mexicanos.	2005

Mr. Ernesto Ríos Montero	Deputy Director of Engineering Born: 1936 Business experience: Director of Consultoría Empresarial Ejecutiva, S.A. de C.V.; Executive Vice President of Operations of Grupo Bufete Industrial, S.A.; Vice President of Engineering of Grupo Bufete Industrial, S.A. Other board memberships: Instituto Mexicano del Petróleo (Alternate).	2001

Mr. Pedro Ismael Hernández Delgado	Acting Deputy Director of Maintenance Coordination Born: 1957 Business experience: Associate Managing Director of Tracking the Industrial Safety and Environmental Protection System of Petróleos Mexicanos; Associate Managing Director of Refineries Maintenance of Pemex-Refining; and Associate Managing Director of Infrastructure Development of Pemex-Refining.	2006

(Vacant)	Deputy Director of Planning, Evaluation and Control Coordination

Mr. Franciso Guillermo Iturbide Ruiz	Deputy Director of Contracts (formerly named Deputy Director of Contracting) Born: 1951 Business experience: Associate Managing Director of Contracts of Pemex-Exploration and Production; Associate Managing Director of Management and Services of Pemex-Exploration and Production; and Deputy Manager of Biddings and Contracts of Pemex-Exploration and Production.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Genaro Ceballos Bravo	Deputy Director of Industrial Plants Projects Born: 1956 Business experience: Associate Managing Director of Projects “C” of Petróleos Mexicanos; Associate Managing Director of Projects and Construction of Pemex-Gas and Basic Petrochemicals and Vice President of Projects of P.M.I. Holdings North America, Inc.	2005

Mr. Gregorio Guerrero Pozas	Head of the Internal Control Body Born: 1947 Business experience: Head of the Internal Control Body of the Comisión Nacional Bancaria y de Valores; General Auditor of the Federation; and General Treasurer of the Chamber of Deputies in the LVIII th Legislature.	2005

Mr. Federico Domínguez Zuloaga	Head of Liabilities Area and Head of Complaints Area Born: 1959 Business experience: Deputy Manager of Coercive Collection of the Ministry of Finance and Public Credit; Advisor of Political Parties of the Instituto Federal Electoral; and Chief of Loan Services for the Fondo para la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	2001

Mr. Benjamín Hedding Galeana	Head of Control and Evaluation Auditing and Support to Good Government (formerly named Head of Control and Evaluation Auditing) Born: 1945 Business experience: Head of Control and Evaluation Auditing and Support to Good Government of the Comisión Nacional Bancaria y de Valores; Coordinator of the Colonial Cities and Urban Centers Program of the Ministry of Tourism; and Chief Executive Officer of Electric Transportation Services of the Federal District Department.	2005

Mr. Héctor Aguiñaga Pérez	Head of the Internal Auditing Area (formerly named Head of the Auditing Area) Born: 1950 Business experience: National Director of Management Assurance Services of KPMG Cárdenas Dosal, S.C.; General Auditor of Pan-American Beverages, Inc.; and General Auditor of Sears Roebuck, S.A. de C.V.	2004

(Vacant)	Coordinator of Advisors of the Director General

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Luis Kaím Gebara	Executive Coordinator to the Director General Born: 1941 Business experience: General Coordinator of Social Communication of the State of Hidalgo; General Coordinator of Social Communication of Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; and Corporate Director of Broadcast and Computing of Liconsa, S.A. de C.V.	2005

Mr. Moisés Ithuriel Orozco García	Executive Advisor to the Director General Born: 1968 Business experience: Acting Executive Coordinator of the Director General Office of Petróleos Mexicanos; Corporate Director of Management of Petróleos Mexicanos; Associate Managing Director of Strategic Planning of Petróleos Mexicanos; and Coordinator of Advisors of the Director General of Pemex-Petrochemicals.	2004

Mr. Raoul Capdevielle Orozco	Technical Secretary of the Director General Born: 1943 Business experience: Deputy Comptroller of Liabilities of Petróleos Mexicanos; Legal Coordinator of Instalaciones Inmobiliarias para Industrias, S.A. and I.I.I. Servicios, S.A. de C.V.; and Legal Director of Concessions of Triturados Balsáticos y Derivados, S.A. de C.V. Other board memberships: Instituto Mexicano del Petróleo (Secretary).	2001

Pemex-Exploration and Production—Directors and Executive Officers
Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Luis Ramírez Corzo y Hernández	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2004

Mr. Miguel Tame Domínguez	Board Member of Pemex-Exploration and Production (refer to Pemex-Refining)	2006

Mr. Roberto Ramírez Soberón	Board Member of Pemex-Exploration and Production (refer to Pemex-Gas and Basic Petrochemicals)	2006

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Exploration and Production (refer to Pemex-Petrochemicals)	2001

Mr. Juan José Suárez Coppel	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2002

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
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

Other board memberships: Aeropuertos y Servicios Auxiliares; Ferrocarriles Nacionales de México; Federal Electricity Commission; and Central Light and Power.

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

		2004

Mr. Salvador Ortiz Vértiz	Board Member of Pemex-Exploration and Production and General Coordinator of Mining of the Ministry of Economy Born: 1949 Business experience: Assistant Director and Deputy Director of Sectorial Studies for Grupo Financiero Banamex-Accival, S.A.; and Senior Advisor to the Energy Sector and Basic Industries of Grupo Financiero Banamex-Accival, S.A Other board memberships: Servicio Geológico Mexicano (Alternate Chairman); Fideicomiso de Fomento Minero (Alternate Chairman); Exportadora de Sal, S.A. de C.V. (Alternate Chairman); and Transportadora de Sal, S.A. de C.V. (Alternate Chairman).	2002

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Carlos Arnoldo Morales Gil	Director General Born: 1954 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning of Pemex-Exploration and Production.	2006

Mr. Sergio Aceves Borbolla	Deputy Director of Engineering and Strategic Works Development Born: 1959 Business experience: Associate Managing Director of Projects (Northeastern Marine region) of Petróleos Mexicanos; Associate Managing Director of Construction of Pemex-Exploration and Production; and Head of Transition Projects of Pemex-Exploration and Production.	2005

Mr. Vinicio Suro Pérez	Deputy Director of Planning and Evaluation. Born: 1956 Business experience: Associate Managing Director of Hydrocarbon Reserves of Pemex-Exploration and Production; member of the Planning Group of Pemex-Exploration and Production; and Chief of the Hydrocarbon Reserves Unit of Pemex-Exploration and Production.	2006

Mr. J. Javier Hinojosa Puebla	Deputy Director (Northeastern Marine region) Born: 1958 Business experience: Coordinator of the Executive Commercial Operative Coordination of Pemex-Exploration and Production; Associate Managing Director of Analysis and of Technical Operative Evaluation (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Production (Southern region) of Pemex-Exploration and Production.	2003

Mr. Alfredo E. Guzmán Baldizán	Deputy Director (Northern region) Born: 1947 Business experience: Executive Coordinator of Exploration Strategies; Associate Managing Director of Planning (Northern region); and Associate Managing Director of Exploration (Northern region) of Pemex-Exploration and Production.	2003

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Jesús Hernández San Juan	Deputy Director of Operations and Trading Born: 1955 Business experience: Associate Managing Director of Transport and Distribution of Hydrocarbons of Pemex-Exploration and Production; Deputy Manager of Transport and Distribution of Gas and Condensates of Pemex-Exploration and Production; and Chief of the Compression Systems Department of Pemex-Exploration and Production.	2006

Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety, Environmental Protection and Quality. Born: 1946 Business Experience: Advisor of the Corporate Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; Director General of Industrias Tecnos S.A. de C.V.; and Plant Manager of Dupont S.A. de C.V.	2003

Mr. Teódulo Gutiérrez Acosta	Deputy Director (Southern region) Born: 1944 Business Experience: Deputy Director of Human Resources, Competitiveness and Innovation of Pemex-Exploration and Production; Associate Managing Director of Professional Development of Pemex-Exploration and Production; and Associate Managing Director of Technological Development of Production of Pemex-Exploration and Production.	2005

Mr. Manuel de Jesús Alegría Constantino	Deputy Director of Marine Services Coordination Born: 1951 Business experience: Associate Managing Director of Supply Strategies of Pemex-Exploration and Production; Acting Associate Managing Director of Management and Finance (Northern region) of Pemex-Exploration and Production; and Deputy Manager of Material Resources (Northern region) of Pemex-Exploration and Production.	2006

Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Acting Deputy Director of Supplies of Petróleos Mexicanos; Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C. and Director General of Programming and Budget of Energy and Infrastructure of the Ministry of Finance and Public Credit.	2005

Mr. Ricardo Palomo Martínez	Deputy Director of Drilling and Well Maintenance Unit Born: 1954 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production, Manager of Burgos Production Asset of Pemex-Exploration and Production; and Associate Managing Director of Integral Project of Burgos basin.	2005

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Luis Sergio Guaso Montoya	Deputy Director of New Models of Execution Born: 1963 Business Experience: Associate Managing Director of Economic Analysis of Pemex-Exploration and Production; Associate Managing Director of Investment Resources of Pemex-Exploration and Production; Economic Advisor of P.M.I. Holdings North America, Inc.	2003

Mr. Francisco Javier Barraza Rodríguez	Deputy Director of Technology Information Coordination Born: 1943 Business experience: Technical Support on Documental Technology of ImaxServ; Director of Administrative Systems of Scotiabank Inverlat, S.A.; and External Consultant on Administrative Systems of Banco Nacional de México, S.A.	2003

Mr. Pedro Silva López	Deputy Director (Southwestern Marine region) Born: 1953 Business experience: Deputy Director of Operations Coordination of Petróleos Mexicanos; Executive Director of Strategic Gas Program of Pemex-Exploration and Production; and Associate Managing Director of Strategic Planning of Pemex-Exploration and Production.	2005

Mr. Héber Cinco Ley	Deputy Director of Technical Coordination of Exploitation Born: 1946 Business Experience: Director General of Asesoría y Servicios Petroleros S.A. de C.V.; Director General of Consultoría y Servicios en Ingeniería Petrolera, S.A. de C.V.; and Director General of Aspetrol Testing.	2003

Mr. Adán Ernesto Oviedo Pérez	Deputy Director of Technical Coordination of Exploration Born: 1956 Business Experience: Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production; Manager of Salina del Istmo Exploration Asset; and Assistant Well Geologist of Pemex-Exploration and Production.	2003

Mr. José Aurelio Loyo Fernández	Deputy Director of Human Resources, Competitiveness and Innovation Born: 1951 Business experience: Associate Managing Director of Operative Planning of Pemex-Exploration and Production; Associate Managing Director of Investment Evaluation in Exploration of Pemex-Exploration and Production; and Asset Manager of Muspac Production of Pemex-Exploration and Production.	2006

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Jorge Javier Ramos Negrete	Head of the Internal Control Body Born: 1949 Business Experience: Head of the Internal Control Body at the Procuraduría Federal del Consumidor; Treasurer of Ciudad Juárez, State of Chihuahua; and Partner and Director of Ramos Negrete y Asociados, S.C.	2003

Pemex-Refining—Directors and Executive Officers
Name	Position with Pemex-Refining	Year Appointed
Mr. Luis Ramírez Corzo y Hernández	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2004

Mr. Roberto Ramírez Soberón	Board Member of Pemex-Refining (refer to Pemex-Gas and Basic Petrochemicals)	2006

Mr. Carlos A. Morales Gil	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2006

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Refining (refer to Pemex Petrochemicals)	2001

Mr. Carlos Hurtado López	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2001

Mr. Héctor Moreira Rodríguez	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2004

Mr. Federico Alberto Martínez Salas	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2005

Ms. María del Rocío Ruiz Chávez

Board Member of Pemex-Refining and Undersecretary of Industry and Trade of the Ministry of Economy

Born: 1943

Business experience: Director General of Foreign Trade of the Ministry of Economy; Director of Agrarian-Industrial Promotion of the Ministry of Economy; and Director of Export Programs of the Ministry of Economy.

Other board memberships: Comité Técnico del Fideicomiso del Premio Nacional de Exportación (Alternate); Consejo Técnico de Apoyos y Servicios a la Comercialización; Comisión Intersecretarial de Desincorporación (Alternate); Comité Interinstitucional para la Aplicación del Estímulo Fiscal y la Investigación y Desarollo de Tecnología; Instituto Nacional de las Mujeres (Alternate); BIRMEX (Laboratorios Biológicos y Reactivos de México); and Consejo Directivo del Sistema Integral Tiendas y Farmacias del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

		2006

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Miguel Tame Domínguez	Director General Born: 1946 Business experience: Deputy Director of Production of Pemex-Refining; Associate Managing Director of Refinería Miguel Hidalgo; and Associate Managing Director of Refinería Gral. Lázaro Cárdenas del Río.	2006

Mr. Carlos Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Deputy Director of Trading of Pemex-Petrochemicals; Director General of C.P. Estrategia y Servicios, S.A. de C.V.; and Director General of Dermet, S.A. de C.V.	2003

Mr. Pedro Carlos Gómez Flores	Deputy Director of Storage and Distribution Born: 1951 Business experience: Deputy Director of Organization Development of Petróleos Mexicanos; Deputy Director of Sectorial Relations of Petróleos Mexicanos; and Deputy Director of Strategic Planning of Petróleos Mexicanos.	2004

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Finance and Management Born: 1951 Business experience: Director General of Cámara de la Industria del Hierro y del Acero; Deputy Delegate of Management of Delegación Benito Juárez; and Director General of Trichem de México, S.A. de C.V.	2003

Mr. Manuel Betancourt García	Deputy Director of Planning, Coordination and Evaluation Born: 1947 Business experience: Director General of Industrial Development of Hydrocarbons of the Ministry of Energy; Director General of Policy and Energy Development of the Ministry of Energy; Coordinator of Advisors of the General Administrative Officer of the Ministry of Commerce and Industrial Development.	2003

Mr. Juan Daniel Gómez Bilbao	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1948 Business experience: Associate Managing Director of Evaluation of Petróleos Mexicanos; Deputy Director of Training and Technical Services of Instituto Mexicano del Petróleo; and Deputy Director of Research and Technological Development in Industrial Transformation of Instituto Mexicano del Petróleo.	2001

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Francisco Gabriel Toscano Martínez	Deputy Director of Production Born: 1949 Business experience: Associate Managing Director of “Francisco I. Madero” Refinery of Pemex-Refining; Associate Managing Director of “Héctor R. Lara Sosa” Refinery of Pemex-Refining; and Regional Associate Managing Director of “Miguel Hidalgo” Refinery of Pemex-Refining.	2006

Mr. Enrique Quiroz Acosta	Head of the Internal Control Body Born: 1962 Business experience: Head of the Internal Control Body of PMI; Head of the Internal Control Body of the Ministry of Social Development; and General Manager of the Federal Bureau of Justice.	2006

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers
Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Luis Ramírez Corzo y Hernández	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2004

Mr. Carlos A. Morales Gil	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2006

Mr. Miguel Tame Domínguez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Refining)	2006

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Petrochemicals)	2001

Mr. Carlos Hurtado López	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2001

Mr. Héctor Moreira Rodríguez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2004

Mr. Juan José Súarez Coppel	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2002

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Alejandro Dieck Assad

Board Member of Pemex-Gas and Basic Petrochemicals and Undersecretary of Energetic Planning and Technological Development of the Ministry of Energy

Born: 1958

Business experience: Chief of Staff of the Secretary of Economy; President and Founder of Consultores Asociados, S.A. de C.V.; and Executive Vice President and Chief Economist of Grupo Financiero GBM, S.A.de C.V.

Other board memberships: Comisión Estatal de Energía of Nuevo León State; Comisión Nacional de Ciencia y Tecnología (Alternate); Comisión Asesora de la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología; Junta Directiva del Instituto de Investigaciones Eléctricas (Alternate Chairman); Comisión Intersecretarial de Desarollo Social (Alternate) and Comité Técnico Sectorial de Estadística y de Información Geográfica of the Ministry of Energy (Chairman).

		2005

Mr. Roberto Ramírez Soberón	Director General Born: 1950 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; Commercial Associate Managing Director; and Associate Managing Director of Urban Distribution of Pemex-Gas and Basic Petrochemicals.	2006

Mr. Salvador García-Luna Rodríguez	Deputy Director of Planning Born: 1959 Business experience: Deputy Director of Liquefied Gas and Basic Petrochemicals of Pemex-Gas and Basic Petrochemicals; Commercial Director of Crude Oil of PMI; and Commercial Associate Managing Director of Petroleum Products of PMI.	2006

Mr. Alberto Cervantes Velázquez	Deputy Director of Liquified Gas and Basic Petrichemicals Born: 1947 Business experience: Associate Managing Director of Operations of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Operations of PMI; Deputy Manager of Complaints and Loss Control of PMI.	2006

Mr. Luis Felipe Luna Melo	Deputy Director of Natural Gas Born: 1956 Business experience: Commercial Representative in Tokyo and Deputy Manager of Analysis of PMI; and President of P.M.I. Norteamérica, S.A. de C.V.	1996

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Claudio Enrique Trulín Espinosa	Deputy Director of Management and Finance Born: 1945 Business experience: Associate Managing Director of Internal Management and Corporate Support of Petróleos Mexicanos; and Technical Secretary of Industrial Safety and Environmental Protection Auditing of Petróleos Mexicanos.	2001

Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director; Superintendent; and General Coordinator of Acquisitions Engineering of Petróleos Mexicanos.	1996

Mr. Claudio F. Urencio Castro	Deputy Director of Pipelines Born: 1949 Business experience: Director General of Programming and Budget of the Federal District Department; Director of Economic Research of Bancomer S.N.C.; and Director General of Economic Analysis of the Ministry of Commerce and Industrial Promotion.	1996

Mr. René Paredes Corral	Head of the Internal Control Body Born: 1966 Business experience: Head of the Governmental Auditing Unit of SFP; Head of the Internal Control Body of Federal Electricity Commission; and Chief Financial Officer of Toshiba America Consumer Electronics.	2003

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Luis Ramírez Corzo y Hernández	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2004

Mr. Roberto Ramírez Soberón	Board Member of Pemex-Petrochemicals refer to Pemex-Gas and Basic Petrochemicals)	2006

Mr. Miguel Tame Domínguez	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2006

Mr. Carlos A. Morales Gil	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2006

Mr. Carlos Hurtado López	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2001

Mr. Héctor Moreira Rodríguez	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2004

Ms. María del Rocío Ruiz Chávez	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2006

Mr. Federico Alberto Martínez Salas	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2005

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General and other positions in Industrias Negromex, S.A. de C.V. and Adviser to several companies of Grupo DESC.	2001

Mr. Lorenzo Aldeco Ramírez	Deputy Director of Trading Born: 1955 Business experience: Deputy Director of Operations of Pemex-Petrochemicals; Deputy Director of Planning of Pemex-Petrochemicals; Operations Manager of Servicios de Operaciones de Nitrógeno, S.A. de C.V.; Plant Manager of Industrias Negromex, S.A. de C.V.; and Purchasing Manager of Industrias Negromex, S.A. de C.V.	2005

Mr. Abraham Klip Moshinsky	Deputy Director of Planning Born: 1956 Business Experience: Director General of Blindajes Automundo, S.A. de C.V.; Director General of Carrocerías y Adaptaciones Automotrices, S.A. de C.V.; and Director of Operations of Industrias Negromex, S.A. de C.V.	2002

Mr. Mario Hugo González Petrikowsky	Deputy Director of Management and Finance Born: 1937 Business experience: Associate Managing Director of Budgeting of Petróleos Mexicanos; Advisor to the Deputy Direction of Programming and Budgeting of Petróleos Mexicanos; and Deputy Director of Planning of Pemex-Petrochemicals.	2001

Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica La Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005

Mr. Felipe de Jesús Barragán Alvídrez	Head of the Internal Control Body Born: 1950 Business experience: Head of the Internal Control Body of Petroquímica Morelos, S.A. de C.V.; Head of the Internal Control Body of Petroquímica Escolín, S.A. de C.V.; and Deputy Comptroller of Auditing of Pemex-Petrochemicals.	2002

Compensation of Directors and Officers

For the year ended December 31, 2005, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (80 persons) paid or accrued in that year for services in all capacities was approximately Ps. 257.4 million. Members of the boards of directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services.

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

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2005, Petróleos Mexicanos and the subsidiary entities had 139,171 employees, as compared with 137,722 at December 31, 2004. During 2005, Petróleos Mexicanos and the subsidiary entities employed an average of 14,927 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2005 % of Total
	2001	2002	2003	2004	2005
Pemex-Refining	47,710	47,341	46,692	44,899	45,335	32.6
Pemex-Exploration and Production	43,208	44,658	46,322	47,975	48,371	34.8
Pemex-Petrochemicals	14,578	14,360	14,203	13,895	13,939	10.0
Pemex-Gas and Basic Petrochemicals	11,716	11,977	12,104	11,923	12,018	8.6
Petróleos Mexicanos	17,640	18,798	18,894	19,030	19,508	14.0

Total	134,852	137,134	138,215	137,722	139,171	100.0

PMI Group	324	330	318	320	312	—

Source: Petróleos Mexicanos.

The Union represents approximately 80.1% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are our employees and they elect their own leadership from among their ranks. Since the Union’s official establishment in 1938, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations. However, there was an investigation and judicial proceeding relating to certain alleged improper diversions of federal monies by Union officials, which resulted in an offer by the Union to pay to us, over a period of years, Ps. 1,580 million in nominal terms for the amounts allegedly diverted from us. See “Item 8—Financial Information—Legal Proceedings––Mexican Government Audits and Other Investigations.”

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

Petróleos Mexicanos and the Union renewed the collective bargaining agreement effective August 1, 2003, which provided for a 4.3% increase in wages and several increases in benefits oriented to improve productivity. This renewed contract was set to expire on July 31, 2005. Subsequently, on July 26, 2004, Petróleos Mexicanos and the Union entered into a side agreement, effective August 1, 2004, which provides for a 4% increase in wages and other benefits. On August 17, 2005, the Board of Directors of Petróleos Mexicanos authorized Mr. Luis Ramírez Corzo to execute a settlement agreement that amended the side agreement executed in July 2004 with the Union, in order to make certain adjustments required by applicable regulations and to establish a mechanism for the payment of benefits previously agreed upon in the side agreement executed in July 2004. This settlement agreement was executed on August 25, 2005.

On August 25, 2005, Petróleos Mexicanos and the Union also executed a new collective bargaining agreement that became effective retroactively on August 1, 2005, in accordance with the terms of an extension granted during the negotiation process. By reaching an agreement before September 1, 2005, Petróleos Mexicanos and the Union averted a threatened labor strike. The terms of the new agreement provide for a 4.1% increase in wages and a 1.9% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2007.

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

On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the Pemex Labor Fund amounted to Ps. 18,561 million in 2003, Ps. 1,867 million in 2004 and Ps. 14,038 million in 2005.

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

The Mexican Government also directs many executive decisions at us. Mexican Government secretaries hold a majority of the seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy is the Chairman of the Board of Petróleos Mexicanos. The SFP appoints our external auditors and the Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government” and “Item 10—Additional Information—Share Capital.”

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

As an employee benefit, we offer salary advances to all of our eligible Union and non-Union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers during 2005 was Ps. 16.7 million. As of June 30, 2006, the aggregate amount of salary advances outstanding to our executive officers was Ps. 15.4 million.

Item 8.	Financial Information

Legal Proceedings

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as disclosed below, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not made any accruals.

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

Mexican Government Audits and Other Investigations

In 2001, the SFP conducted an audit of our operations in 2000 and previous years. In the audit, SFP identified a series of transactions between PEMEX and the Union during 2000, which we believe involved illicit behavior. We describe the transactions, allegations and related proceedings below.

On January 21, 2002, SFP announced that it had submitted a criminal complaint to the Procuraduría General de la República (the Office of the Federal Attorney General) for the diversion of Ps. 1,580 million in federal monies from us to the Union from March 2000 to October 2000. SFP has alleged that the payments were not properly made under applicable Mexican laws and government regulations.

In addition, the Office of the Federal Attorney General filed charges against certain of our former officers, charging them with exceeding the scope of their corporate powers in executing the several transactions under investigation. On March 20, 2002, Petróleos Mexicanos filed three criminal complaints with the Office of the

Federal Attorney General requesting prosecution principally of Rogelio Montemayor Seguy (former Director General), Carlos Juaristi Septién (former Corporate Management Director) and Juan José Domene Berlanga (former Chief Financial Officer) for acting illegally, outside the scope of their corporate powers and without the consent of the Board of Directors of Petróleos Mexicanos, our general counsel or the Mexican Government, to illegally divert to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 million previously identified by SFP in its complaint). On that same date, the Office of the Federal Attorney General filed charges against Manuel Gómezperalta Damirón (also a former Corporate Management Director) for the alleged commission of the crime of embezzlement in connection with the aforementioned diversion of funds to the Union. As of the date of this report, the evidentiary stage in the case against Mr. Gómezperalta is close to completion.

Mr. Montemayor resigned from PEMEX effective November 30, 2000, concurrent with President Fox’s appointment of Raúl Muñoz Leos as Director General. Messrs. Juaristi and Domene ended their affiliation with PEMEX in February 2001 as a result of the change in administration following the appointment of Mr. Muñoz Leos. In May 2002, a Mexican federal judge issued arrest warrants against these and certain other former officers of Petróleos Mexicanos for embezzlement and unlawful use of their corporate powers and privileges. In 2002, Mr. Montemayor surrendered himself to U.S. federal authorities in Texas instead of federal authorities in Mexico.

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

On September 10, 2002, the Office of the Federal Attorney General submitted a request to the Mexican Congress to remove the legislative immunity from prosecution of Senator Luis Ricardo Aldana Prieto, who is a member of the Board of Directors of Petróleos Mexicanos as a representative of the Union, for his participation in the illegal diversion of our funds. Senator Luis Ricardo Aldana Prieto will complete his term in August 2006, and will continue to have legislative immunity until then, unless the Mexican Congress removes such privilege. If the Mexican Congress strips him of his legislative immunity, the Office of the Federal Attorney General will be able to proceed with the criminal prosecution.

In July 2003, the Office of the Federal Attorney General closed its investigation against Messrs. Montemayor, Juaristi and Domene with regard to the charges of money laundering and organized crime, on the grounds that it had insufficient proof to support these charges. The charges of electoral embezzlement, wrongful use of powers and, in the case of Messrs. Juaristi and Domene, improper exercise of a public service, have been dismissed by the federal courts of Mexico for failure to provide sufficient proof to support these charges. Nevertheless, these former officers continue to be pursued by the federal authorities of Mexico for their alleged commission of the crime of embezzlement. The criminal trial against Mr. Montemayor is in the evidentiary stages. On May 10, 2005, the SFP announced it had fined the former Director General of Petróleos Mexicanos and four other former officers for a total of Ps. 2.8 billion and banned each of them plus a sixth former officer, who was not fined, from holding public office for varying periods of time. This decision has been appealed by some of these former officers and final resolution of the matter is pending.

A Mexican judge issued two arrest warrants in September and October 2003 and issued formal imprisonment writs in October 2003 against Carlos Romero Deschamps, General Secretary of the Union, in connection with the investigation, commencing the criminal trial against him. This criminal trial is in its evidentiary stages.

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

Since learning from SFP about the illegal diversion of funds, we have been cooperating with SFP and the Office of the Federal Attorney General to prosecute the responsible persons. In addition, a number of initiatives were announced and certain rules have been enacted in order to promote a culture of ethics and prevent corruption in our daily operations. On July 31, 2002, a Código de Ética de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration) was published in the Official Gazette of the Federation, containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public officers. On October 3, 2003, we announced a corporate code of conduct for Petróleos Mexicanos and the subsidiary entities, el Código de Conducta de Petróleos Mexicanos y Organismos Subsidiarios (the Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities) that defines the code of conduct expected from all workers in Petróleos Mexicanos and its subsidiary entities in the daily performance of their duties, and which is designed to promote transparency and prevent abuses. In addition, on May 12, 2004, the Board of Directors of Petróleos Mexicanos adopted a Code of Ethics for our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. For more information on this Code of Ethics, see “Item 16B—Code of Ethics.” We expect that these efforts will result in a more effective system of internal controls.

In October 2000, in accordance with Article 73 of the Acquisitions, Leasing and Public Sector Services Law, Pemex-Refining settled a legal dispute with Productos Ecológicos S.A. de C.V. (“Proesa”) relating to the early termination of a long-term MTBE supply and services contract involving an MTBE plant that was never built before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). Proesa’s initial claim against Pemex-Refining was for approximately U.S. $650 million. However, after discussion and negotiation in private arbitration proceedings, Pemex-Refining agreed to settle the dispute for a total amount of approximately U.S. $146.5 million (U.S. $127 million plus taxes). The settlement was formalized by an agreement between Pemex-Refining and Proesa, dated October 16, 2000, and fully paid on the same date; the full payment was recorded as an expense in 2000. Pemex-Refining submitted a criminal complaint to the Office of the Federal Attorney General against former officers of Pemex-Refining in connection with this matter.

The Office of the Federal Attorney General filed charges against these officers for unlawful use of their corporate powers and privileges. A federal judge subsequently issued formal imprisonment writs against former officers Mr. Mario Willars Andrade (former Director General of Pemex-Refining), Mr. Luis Ricardo Bouchot Guerrero and Mr. Cuauhtémoc Arce Herce. The evidentiary stage in the proceeding against Mr. Arce concluded and he was released on bail. In September 2004, Pemex-Refining filed an appeal that was denied. Pemex-Refining plans to file another appeal to review the denial of its first appeal.

Actions Against the Illicit Market in Fuels in Mexico

In association with the Ministry of Finance and Public Credit and the Ministry of Energy, PEMEX has introduced a number of measures to combat the illegal trade in fuels. This illegal trade is primarily the product of theft from our pipelines or our installations and the smuggling of products used to alter fuels. In connection with the implementation of these measures, the Federal Criminal Code was modified on April 29, 2004 to include as a high crime the theft or exploitation of hydrocarbons or its derivatives without consent or authorization. We maintain oversight of our nationwide pipeline system and report any unlawful activity about which we are aware to the appropriate local or federal authorities.

Pemex-Refining is implementing several measures to prevent and fight the illicit market in fuels, including the installation of a system that allows us to detect and locate leaks from pipelines, the utilization of satellite monitoring of tankers and a system of 24 mobile laboratories to analyze the quality of fuels in over 7,000 retail service stations in Mexico. During 2005, 134 illicit entries were detected. PEMEX has installed more accurate measurement instruments in the principal transfer locations among refineries, maritime terminals, storage facilities, distributors, suppliers and customers in order to measure volumes and generate product balance reports. A Terminal Monitoring and Control System has been installed in 42 of the 77 storage and distribution terminals of PEMEX. The illicit market in fuels impacts our results of operations due to the loss of revenue that would have been generated by the sale of such products, the production cost of which is already included in our cost of sales. The actions described above have resulted in a reduction of this illegal trade and an increase in our sales volumes.

Civil Actions

In March 1999, Zapata Internacional, S.A. de C.V. (“Zapata”) filed a claim in a Mexican court against Pemex-Exploration and Production arguing that work under a construction agreement had been concluded but that it had not received payment on the contract. Following a ruling in favor of Zapata, a judgment of approximately Ps. 9.2 million plus interest was entered against Pemex-Exploration and Production. In November 2003, Zapata filed a motion to execute this judgment, and in March 2004, Pemex-Exploration and Production was ordered to pay Ps. 1.6 billion. Pemex-Exploration and Production filed an appeal to contest the monetary sum awarded, and the judge overturned the ruling awarding interest payments to Zapata. After filing an appeal of the judge’s reversal, Zapata and Pemex-Exploration and Production agreed to an out-of-court settlement of this claim for a total of Ps. 60 million. On June 22, 2005, Zapata withdrew its appeal.

In March 2000, Construcciones Industriales del Golfo, S.A. de C.V. filed a claim in a Mexican court for U.S. $79 million plus interest against Pemex-Refining and Petróleos Mexicanos, arguing that work under a construction agreement had been concluded but that it had not received payment on the contract. In February 2004, following a ruling in favor of Construcciones Industriales del Golfo, S.A. de C.V., a judgment of approximately U.S. $4.5 million plus accrued interest was entered against Pemex-Refining; no judgment was entered against Petróleos Mexicanos. Petróleos Mexicanos has filed an appeal, because a decision regarding expenses was not included in such judgment. In April 2005, Construcciones Industriales del Golfo, S.A. de C.V. filed a motion to determine the accrued interest to be paid by Pemex-Refining, which is currently pending resolution. Pemex-Refining has paid to Construcciones Industriales del Golfo, S.A. de C.V. the principal amount and all accrued interest through May 2005. Payment of accrued interest from June through September is still pending.

In September 2001, CONPROCA, the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos related to expenses incurred by CONPROCA in providing those services. The claim filed by CONPROCA is for U.S. $632.1 million, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907.7 million. In May 2005, the parties presented the evidence in support of these claims. On June 30, 2005 the parties each filed expert opinions, and on September 30, 2005, both parties filed counter-reports to the other side’s expert opinions. On March 28, 2006, the parties filed their allegations in connection with the first hearing. Based on the procedural schedule as agreed by the parties and the ICA, expert opinions and witness testimonies must be delivered before September 15, 2006. The parties must file their respective rejoinders by November 15, 2006. The second hearing is scheduled for January 2007.

In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a claim in a Mexican court for breach of contract against Pemex-Exploration and Production and Petróleos Mexicanos in connection with the removal of deposits in the Salamanca refinery. The claim seeks an award of approximately Ps. 15 million for works performed and not paid and approximately U.S. $219.6 million for damages. In May 2004, Pemex-Exploration and Production and Petróleos Mexicanos responded by arguing that the court did not have jurisdiction over the claim, which motion was denied. Pemex-Exploration and Production and Petróleos Mexicanos answered the claim and the trial is in the evidentiary stage as of the date of this report.

Five claims have been presented in connection with the Financed Public Works Contracts (“FPWC”) program (previously, the Multiple Service Contract program) (see “Item 4—Information on the Company— Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts”), one by the Unión Nacional de Trabajadores de Confianza de la Industria Petrolera (the National Alliance of Non-Union

Petroleum Industry Workers) and four by a group of Congressmen from the LIXth Legislature. These claims do not seek monetary damages as relief; rather the plaintiffs seek to prevent the performance of the FPWCs through a declaration that the FPWCs are void. However, if any of the FPWCs is declared void, the contractor party to such FPWC may sue for damages.

In the first case, a civil claim was presented by the National Alliance of Non-Union Petroleum Industry Workers in April 2004, alleging that the FPWC entered into between Pemex-Exploration and Production and Repsol Exploración México, S.A. de C.V. was void because it violated Article 27 of the Political Constitution of the United Mexican States. Pemex-Exploration and Production denied the validity of this argument and responded by asserting all applicable legal defenses. In June 2004, the judge issued a preliminary judgment declaring that the court did not have jurisdiction over the claim, and the claim was remitted to an administrative judge. In May 2005, the administrative judge also issued a preliminary judgment declaring that the court did not have jurisdiction over the claim. This decision was not appealed by the plaintiffs and since plaintiffs did not file a claim with the relevant fiscal court, the case has been dismissed with prejudice.

In the second case, on May 6, 2004, prior to acknowledging receipt of the claim, the judge made a motion to require Pemex-Exploration and Production to fulfill certain requirements in connection with the aforementioned FPWC. On July 27, 2004, Pemex-Exploration and Production provided the court with certain information that had been requested by the presiding judge, who subsequently acknowledged receipt of the claim. Pemex-Exploration and Production filed a motion arguing that the court lacked jurisdiction, which was denied. Pemex-Exploration and Production also filed a motion arguing that the plaintiffs lacked standing, which motion was granted on June 10, 2005. This decision was appealed by the plaintiffs, and such appeal was subsequently denied. The plaintiffs have filed an appeal for constitutional relief, referred to as an amparo, which is currently pending resolution.

The third case is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block. The Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth District Civil Court in Mexico City) issued a judgment declaring that the plaintiffs did not have standing. An appeal was filed by the plaintiffs, which was denied on April 3, 2006. Resolution of this matter is still pending as of the date of this report.

The fourth claim is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Fronterizo natural gas production block. The Juzgado Octavo de Distrito en Materia Civil del Distrito Federal (Eighth District Civil Court in Mexico City) rejected the claim asserting that the plaintiffs lacked standing. Plaintiffs appealed and the appeal was denied. Plaintiffs then filed an amparo, which was denied on June 23, 2005.

The fifth claim is related to the FPWC entered into between Pemex-Exploration and Production and Servicios Múltiples de Burgos, S.A. de C.V. for the Misión natural gas production block. The Juzgado Sexto de Distrito en Materia Civil del Distrito Federal (Sixth District Civil Court in Mexico City) rejected the claim asserting that the plaintiffs lacked standing. Plaintiffs appealed and the appeal was denied. Plaintiffs then filed an amparo, which was denied on September 8, 2005.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil del Distrito Federal (Third District Civil Court in Mexico City) against Pemex-Refining seeking approximately U.S. $34 million for, among other things, works performed and not paid under a construction agreement. In January 2004, Pemex-Refining filed a motion arguing that the court lacked jurisdiction, and on June 4, 2004, the judge granted the motion and remitted the claim to an administrative judge. Following a successful appeal by Unión de Sistemas Industriales, S.A. de C.V., the judge pronounced that the claim had to be remitted again to the initial Mexican civil court. Pemex-Refining appealed this decision, which motion was denied. In October 2004, Pemex-Refining responded to this claim, and the case is in the evidentiary stages as of the date of this report.

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

In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. (“COMMISA”) filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $300 million for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell complex. In December 2004, the judge acknowledged receipt of the claim and Pemex-Exploration and Production designated its arbitrator. This designation was appealed by COMMISA. In February 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA. In March 2005, COMMISA responded to the counterclaim. In April 2005, the court accepted the arbitrators proposed by the parties. On September 21, 2005, the ICA decided on the issues that will be the subject of the arbitration and set the arbitration schedule. On September 30, 2005, Pemex-Exploration and Production filed with the ICA its comments to the issues, subject to the arbitration and the arbitration schedule. In March 2006, a hearing was held to determine the jurisdiction of the ICA, the standing of the parties and the precautionary and provisional measures requested by COMMISA. Resolution regarding these issues is still pending. COMMISA filed an amparo before the Juzgado Décimocuarto de Distrito en Materia Administrativa (Fourteenth District Administrative Court) against the rescission of the construction agreement described above. In August 2005, the amparo was denied and COMMISA appealed that decision. On May 17, 2006, the Sexto Tribunal Colegiado en Materia Administrativa del Primer Circuito (Sixth Joint Administrative Court of the First Circuit) determined that Pemex-Exploration and Production should be considered an authority for purposes of the amparo and that the Supreme Court of Justice has jurisdiction to hear the claim. Resolution of the matter is still pending as of the date of this report.

In January 2005, COMBISA S. de R.L. de C.V. (“COMBISA”) filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $235 million plus interest for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell complex. In April 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. In May 2005, COMBISA responded to the counterclaim. Arbitration proceedings began on September 1, 2005. On September 21, 2005, the ICA decided on the issues that will be the subject of the arbitration. On October 5, 2005 Pemex-Exploration and Production filed with the ICA its comments to the issues subject to the arbitration. In February 2006, the ICA ruled that the exceptions filed by the parties would be resolved in the final judgment. In April 2006, the ICA requested that COMBISA correct its detailed petition of the claim filed in March 2006, since it did not include the appropriate attachments. Pemex-Exploration and Production responded to this detailed petition on May 26, 2006 and COMBISA was scheduled to file its reply prior to June 26, 2006.

In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $147 million plus damages for, among other things, the breach of a construction agreement in connection with pipelines in the Cantarell complex. In April 2005, the court accepted the arbitrators proposed by the parties and appointed the chairman of the arbitration court. In May 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA. Arbitration proceedings began on June 2005. On September 6, 2005, a hearing was held in which the ICA decided on the issues that would be the subject of the arbitration. In October 2005, Pemex-Exploration and Production filed a motion contesting the jurisdiction of the ICA. In January 2006, COMMISA filed a detailed motion of its claim. In March 2006, Pemex-Exploration and Production filed its response to this detailed motion. On April 5, 2006 COMMISA filed its reply and Pemex-Exploration and Production filed its rejoinder on May 9, 2006. A hearing was held during the first week of June 2006 in which the parties presented their cases before the ICA, including testimonial evidence. The ICA has granted the parties until August 11, 2006 to file their final allegations.

On March 31, 2006, Petroquímica Cangrejera, S.A. de C.V., Petroquímica Pajaritos, S.A. de C.V. and Petroquímica Morelos, S.A. de C.V. were notified by the Council of Coatzacoalcos, Veracruz, alleging underpayment of certain real estate taxes, for a total amount of approximately U.S. $171 million. These subsidiary companies (which have since been merged into Pemex-Petrochemicals) have filed claims objecting to these allegations before the Tribunal de lo Contencioso Administrativo del Poder Judicial del Estado de Veracruz (Contentious Administrative Court of the Judiciary Power in the State of Veracruz). The Council of Coatzacoalcos, Veracruz has also filed for an attachment of the real estate in which these complexes are located. Resolution of these matters is still pending as of the date of this report.

In May 2005, Ech Offshore, S. de R.L. de C.V. filed a claim before the ICA against Pemex-Exploration and Production seeking approximately Ps. 106.8 million and U.S. $36.5 million for, among other things, the suspension of shipments due to the termination of a public works contract executed between the parties. The parties presented their cases before the ICA in a hearing held in March 2006. On April 12, 2006, the parties filed their allegations with the ICA. On May 3, 2006, the ICA closed the proceedings and no additional writs, allegations or evidence may be filed by the parties without the authorization of the ICA. A final judgment in the matter is still pending. Although we believe that we have sufficient evidence to support this claim, we have created a reserve of U.S. $23.2 million to cover any potentially unfavorable judgment against us.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although Petróleos Mexicanos pays an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2001, 2002, 2003, 2004 and 2005, Petróleos Mexicanos made advance payments to the Mexican Government in the aggregate of Ps. 2,572 million, Ps. 10,976 million, Ps. 11,060 million, Ps. 10,734 million and Ps. 15,283 million, respectively, towards the minimum guaranteed dividends for those years. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution ‘A.’”

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

Memorandum and Articles of Association

The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Political Constitution of the United Mexican States, the Regulatory Law, the Organic Law, regulations issued pursuant to the Regulatory Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” Six members of the Board of Directors of Petróleos Mexicanos, including the Chairman, are appointed by the President of Mexico. Our Union selects the remaining five directors from among employees of Petróleos Mexicanos and the subsidiary entities. An eight-member board of directors governs each subsidiary entity. Each of these boards consists of the Director General of Petróleos Mexicanos, the Director General of each of the other three subsidiary entities and four additional directors, who are each appointed by the President of Mexico. The members of the boards of directors of Petróleos Mexicanos and each of the subsidiary entities are not appointed for a specific term, and, except for those members selected by the Union, they serve subject to the discretion of the President of Mexico. A new President of Mexico will be elected in July 2006 and will assume his office in December 2006.

Under the Federal Law of Administrative Responsibilities of Public Officials, our directors are obligated to abstain from voting on a proposal, arrangement or contract in which they have a personal, family or business interest. Our directors do not receive compensation for their services as members of the boards of directors of Petróleos Mexicanos and the subsidiary entities, nor do they have the power to vote compensation to themselves or any other member of the board. Under the Federal Law of Administrative Responsibilities of Public Officials, our directors have to perform their duties without obtaining or attempt to obtain additional benefits to those granted by law. Therefore, our directors do not have borrowing powers exercisable by themselves. There is no requirement for early retirement for our directors.

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

On December 30, 2004, the Pemex Project Funding Master Trust and Petróleos Mexicanos entered into an Indenture with Deutsche Bank Trust Company Americas (“Deutsche Bank”), as Trustee. This agreement provides for the issuance by the Pemex Project Funding Master Trust from time to time of unsecured debt securities. These issuances are unconditionally guaranteed by Petróleos Mexicanos. Pursuant to a Guaranty Agreement, dated as of July 29, 1996, Petróleos Mexicanos’ obligations are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On February 11, 2005, the Pemex Project Funding Master Trust increased the aggregate amount of debt securities issuable under its Medium-Term Notes program to U.S. $20,000,000,000. Following the increase and pursuant to the December 2004 Indenture referred to above, the Pemex Project Funding Master Trust has issued various new series of securities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

As of December 31, 2004 and 2005, we have entered into contracts with various contractors for an approximate amount of Ps. 155,239 million and Ps. 226,792 million, respectively. These contracts are for the development of PIDIREGAS and are therefore subject to standards required in NIF-09-B, which is a Mexican accounting guideline that outlines specific accounting and budgetary treatment applicable to PIDIREGAS. For an explanation of NIF-09-B, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investment” and Note 2d. to our consolidated financial statements included herein.

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

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities, the 2003 Securities, the 2004 Securities and the 2005 Securities

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

Pursuant to a registration statement on Form F-4 (File No. 333-118373), which was declared effective by the SEC on August 31, 2004, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $36,296,000 of 8.50% Notes due 2008, U.S. $18,095,000 of 7.375% Notes due 2014 and up to U.S. $47,085,000 of 8.625% Bonds due 2022. The securities registered in 2004 under these registration statements are collectively referred to as the 2004 Securities.

Pursuant to a registration on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $158,353,000 of 9.00% Notes due 2007, U.S. $399,619,000 of 8.85% Notes due 2007, U.S. $439,011,000 of 9 3/8% Notes due 2008, U.S. $324,220,000 of 9 1/4% Bonds due 2018, U.S. $228,735,000 of 8.625% Bonds due 2023, U.S. $354,477,000 of 9.50% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027, U.S. $1,000,000,000 of 5.75% Notes due 2015 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $91,647,000 of 9.00% Notes due 2007, U.S. $200,381,000 of 8.85% Notes due 2007, U.S. $159,229,000 of 9 3/8% Notes due 2008, U.S. $25,780,000 of 9 1/4% Bonds due 2018, U.S. $21,265,000 of 8.625% Bonds due 2023, U.S. $45,523,000 of 9.50% Bonds due 2027, U.S. $96,254,000 of POMESSM due 2027.

These securities are collectively referred to as the 2005 Securities, and together with the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities, the 2003 Securities and the 2004 Securities, are collectively referred as the “Registered Securities”).

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

A legal entity is a resident of Mexico if:

•	it has been incorporated under the laws of Mexico;

•	it maintains the principal administration of its business in Mexico; or

•	it has established its effective management in Mexico.

A Mexican national is presumed to be a resident of Mexico unless such person can demonstrate to the contrary. If a legal entity or individual has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican federal tax law.

Taxation of Interest. Under the Mexican Income Tax Law and rules issued by the Ministry of Finance and Public Credit applicable to PEMEX, payments of interest (which is deemed to include any amounts paid in excess of the original issue price of the securities), made by a Mexican issuer (including Petróleos Mexicanos and the Pemex Project Funding Master Trust) in respect of notes or bonds and other debt securities to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, if the following requirements are met:

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

Payments of interest made by Petróleos Mexicanos, the Pemex Project Funding Master Trust (in the case of Registered Securities issued by it) or Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals in respect of the Registered Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that:

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

Additional Amounts. Petróleos Mexicanos, the Pemex Project Funding Master Trust (in the case of Registered Securities issued by it), Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•	pay Additional Amounts (as defined in the Indenture dated September 18, 1997, between Petróleos Mexicanos and Deutsche Bank (the 1997 Indenture)) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated August 7, 1998, between Petróleos Mexicanos and Deutsche Bank (the 1998 Indenture)) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the Puttable Notes;

•	pay Additional Amounts (as defined in the Indenture dated as of July 15, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the POMESSM in respect of the Mexican withholding taxes described above;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 2000, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2001 Securities, the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above; and

•	pay Additonal Amounts (as defined in the Indenture dated as of December 30, 2004, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2005 Securities in respect of the Mexican withholding taxes described above.

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

Taxation of Interest and Additional Amounts. A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the Registered Securities. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income. Interest and Additional Amounts will constitute income from sources without the United States and generally will be treated separately along with other items of “passive” income for purposes of determining the credit for foreign income taxes allowed under the Code.

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

A Registered Security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report, and the exhibits thereto, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

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

Over the past few years, PMI entered into several long-term Maya crude oil supply agreements. Under these agreements, PMI provides purchasers with certain support mechanisms to protect, under certain adverse market conditions, the investments the purchasers made in accordance with the agreements. Given the conditions of crude oil markets, placing additional volumes of crude oil in more refineries that are able to process the heavy crude oil that Pemex-Exploration and Production produces supports the overall average price of crude oil exports. We perceive the risk under these agreements as manageable, without the need for hedging instruments, since in the worst-case market scenario the expected additional value derived from crude oil exports should exceed the expected cost of the support mechanisms. Nonetheless, since December 2002, we implemented short-term oil price hedging strategies through the use of options to hedge against potential decreases in short-term prices of crude oil. The applicable strategy is designed taking into account, among other things, financial requirements established by the Mexican Government, our financial condition and cash flow, the annual budget and international market prices. In 2002, we hedged approximately 20% of our total crude oil production for the year 2003. In September 2004, we entered into a short-term oil price hedging strategy through the use of options for approximately 7% of our total crude oil production for 2004; these options expired on December 31, 2004 and were not exercised. During February and March 2005, we entered into a new hedging strategy for approximately 7% of our total crude oil production for 2005; these options expired on November 30, 2005 and were not exercised. We have not hedged any of our crude oil production in 2006.

Petroleum Products

We balance our overall petroleum product supply and demand through P.M.I. Trading Ltd., managing only those exposures associated with our immediate operational program and P.M.I. Trading Ltd. third-party operations in the international market. To this end, we use the full range of conventional oil price-related financial and commodity derivatives available in the oil markets. Our benchmark for petroleum product commercial activities is the prevailing market price. As of December 31, 2005, the capital at risk as measured against the above-mentioned benchmark was U.S. $8.9 million.

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

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than pesos or the U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, Petróleos Mexicanos has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than U.S. dollars. In 2002, 2003, 2004 and 2005, the Pemex Project Funding Master Trust entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros, pounds sterling and Japanese yen issued by the Pemex Project Funding Master Trust. As of December 31, 2005, the aggregate notional amount of the swaps entered into in 2003, 2004 and 2005 was U.S. $2,039.5 million, U.S. $1,078.6 million and U.S. $1,322.8 million, respectively, for a total outstanding position on currency swaps at year-end 2005 of U.S. $7,235.6 million. During 2006, the Pemex Project Funding Master Trust has entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in Japanese yen for a total notional amount of U.S. $95.8 million. As described above, most of our revenues are either in U.S. dollars or indexed to the U.S. dollar and our policy in terms of debt issuance is to either place debt in pesos or U.S. dollars or swap other currencies back to U.S. dollar terms. As a result of this policy, we believe that our debt portfolio sensitivity to currencies other than the peso or U.S. dollar is negligible. In 2002, 2004 and 2005, the Pemex Project Funding Master Trust entered into cross-currency swaps to hedge its exposure in Japanese yen and euro, with termination dates in 2023, 2016 and 2025. Given the long-term nature of these obligations, the swaps used to hedge these risks include an option linked to a well-defined set of credit default events. In case such an event occurs, the swaps terminate without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million, U.S. $1,028.5 million and U.S. $1,322.8 million, respectively.

In November 2004, the Pemex Project Funding Master Trust and in March 2005, Petróleos Mexicanos settled a portion of the cross-currency swap positions with a positive mark-to-market value, collecting U.S. $541.2 million and U.S. $303.8 million, respectively. Simultaneously, both the Pemex Project Funding Master Trust and Petróleos Mexicanos entered into a number of new cross-currency swaps at the then prevailing market conditions.

Effective January 1, 2003, due to the adoption of Bulletin B-10, we have ceased to capitalize our debt-related foreign exchange losses on our balance sheet. Prior to this date, we had capitalized our debt-related foreign exchange losses on our balance sheet, but only up to the increase in the restated value of our fixed assets in the same period. We recorded total net foreign exchange losses of Ps. 27,724 million in 2003 and Ps. 3,586 million in 2004, and a total net foreign exchange gain of Ps. 17,628 million in 2005.

Interest Rate Risk

We are exposed to fluctuations in interest rates on short and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve a desired mix of fixed and floating rate instruments in our debt portfolio. As of December 31, 2005, approximately 40.2% of our total net debt outstanding consisted of floating rate debt.

Interest Rate Swaps

Under interest-rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on either the floating six-month LIBOR or the Mexican Interbank Interest Rate (TIIE) for peso-denominated swaps. As of December 31, 2005, Petróleos Mexicanos was a party to interest-rate swap agreements with a notional amount of U.S. $2,087.01 million, with an average fixed interest rate of approximately 4.94% in U.S. dollars and 10.70% in pesos and a weighted average term of approximately 5.21 years. In 2006, we have not entered into any peso-denominated interest-rate swap agreements.

The market value of Petróleos Mexicanos’ foreign exchange and interest rate derivatives position was positive Ps. 7,028.0 million as of December 31, 2004 and negative Ps. 5,703.1 million as of December 31, 2005. The latter figure does not reflect the amounts collected in November 2004 and March 2005.

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

Instruments Entered into for Trading Purposes

Petróleos Mexicanos enters into derivative transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities. Nonetheless, some of these transactions do not qualify for accounting treatment as hedges and are recorded in the financial statements as entered into for trading purposes, despite the fact that the profits or losses are offset by the profits or losses of the positions to which they relate.

As part of our client-based approach, we offer natural gas derivatives to our clients. As mentioned above, our benchmark is the market price; therefore, we enter into derivative transactions with the opposite position in order to offset the effect of the derivatives offered to our clients. Neither Bulletin C-10 nor SFAS No. 133 allows derivative positions to serve as hedges for other derivatives. Therefore, these operations are treated for accounting purposes as entered into for trading purposes. However, given that they have offsetting effects, we are only exposed to the basis risk arising from the difference between the index offered to clients and the underlying index related to the offsetting position.

The following tables set forth our portfolio of debt and derivative financial instruments as of December 31, 2005. It should be noted that:

•	for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed and variable rate debt;

•	for interest-rate swaps and other derivatives, this table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates;

•	weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;

•	fair values are obtained from market quotes received from market sources such as Reuters, Telerate and Bloomberg;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	the information is presented in equivalents of the peso, which is our reporting currency; and

•	each instrument’s actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2005(1)

	Year of Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Total Carrying Value	Fair Value
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	13,963,320	16,785,194	33,419,210	17,343,238	15,250,692	106,812,189	203,573,843	(230,923,796)
Average Interest Rate (%)							7.8
Fixed rate (Japanese yen)	1,791,038	1,814,816	1,838,593	1,838,593	980,433	4,524,050	12,787,523	(14,020,663)
Average Interest Rate (%)							2.6
Fixed rate (British pounds)	926,235	—	—	—	—	7,409,880	8,336,115	(9,485,522)
Average Interest Rate (%)							8.3
Fixed rate (Pesos)	—	1,027,500	1,027,500	—	6,172,000	13,500,000	21,727,000	(23,387,586)
Average Interest Rate (%)							9.5
Fixed rate (Euro)	673	11,277,023	673	673	9,531,673	29,866,220	50,676,935	(58,759,748)
Average Interest Rate (%)							6.5
Total fixed rate debt	16,681,266	30,904,533	36,285,976	19,182,504	31,934,798	162,112,339	297,101,416	(336,577,315)

Variable rate (U.S. dollars)	14,427,523	10,756,637	11,456,477	19,912,045	53,655,615	40,801,219	151,009,516	(155,303,602)
Variable rate (Swiss francs)	933	—	—	—	—	—	933	(942)
Variable rate (Euro)	12,313	—	1,312,627	—	—	—	1,324,940	(1,442,916)
Variable rate (pesos)	3,944,444	16,916,944	3,916,944	13,944,444	13,912,600	34,587,400	87,222,776	(99,283,491)
Total variable rate debt	18,385,213	27,673,581	16,686,048	33,856,489	67,568,215	75,388,619	239,558,165	(256,030,951)

Total Debt	35,066,479	58,578,114	52,972,024	53,038,993	99,503,013	237,500,958	536,659,581	(592,608,266)

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2005 of Ps. 10.7777 = U.S. $1.00; Ps. 0.0914 = 1.00 Japanese yen; Ps. 18.5247 = 1.00 British pound; Ps. 12.7080 = 1.00 Euro; and Ps. 8.1779 = 1.00 Swiss franc.
Source:	Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate and Currency Risk) as of December 31, 2005(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Total Notional Amount	Fair Value
	(in thousands of nominal pesos)
Hedging Instruments
Interest Rate Swaps (U.S. Dollar)
Variable to Fixed	409,633	409,633	409,633	409,633	409,633	—	2,048,163	(11,180)
Average pay rate	4.94	4.94	4.94	4.94	4.94	—	—	—
Average receive rate	4.45	4.78	4.72	4.79	4.84	—	—	—
Interest Rate Swaps (Mexican Pesos)
Variable to Fixed	—	2,472,500	2,472,500	5,000,000	600,000	9,900,000	20,445,000	(1,613,718)
Average pay rate	10.52	10.52	10.62	10.83	10.95	11.13	—	—
Average receive rate	8.45	8.36	8.59	8.86	9.23	9.59	—	—
Cross Currency Swaps
Receive Euro/ Pay U.S. dollars	—	12,638,344	1,488,958	—	10,540,591	32,336,333	57,004,225	(3,476,905)
Receive Japanese Yen/ Pay U.S. dollars	1,721,042	1,721,042	1,721,042	1,721,042	901,672	4,799,247	12,585,088	(869,740)
Receive British pounds/ Pay U.S. dollars	1,037,084	—	—	—	—	7,356,750	8,393,834	268,489
Non-Hedging Instruments
Interest Rate Swaps
Variable to fixed	—	—	—	—	—	—	—	—
Average pay rate (%)
Average receive rate (%)
Total	—	—	—	—	—	—	—	—

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2005 of Ps. 10.7777 = U.S. $1.00.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2005 were not effective, as a result of Petróleos Mexicanos’ identification and correction of certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating financial information for the three years ended December 31, 2004, 2003 and 2002, as presented in Notes 20 and 21 to our consolidated financial statements for those years included in our annual report on Form 20-F for the year ended December 31, 2004. None of these corrections, which were included in Amendment No. 2 to our annual report on Form 20-F/A for the 2004 fiscal year, had an impact on the consolidated financial information presented in our consolidated financial statements. However, we recognize that these inadvertent errors represented a material weakness in our internal control over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statement.

We therefore performed additional analysis and other post-closing procedures to ensure that our consolidated financial statements are prepared in accordance with Mexican GAAP. Accordingly, PEMEX’s management believes that the financial statements included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented. In addition, we are implementing the necessary controls and procedures to obtain, validate, verify and approve the figures included in our condensed consolidating information. These revised procedures are based on our new consolidation system, which began operating during 2005 and includes parameters that allow the verification and validation of figures before final consolidated information is released and also provides for the supervision of personnel involved in the computation of financial information.

We believe that the measures described above, undertaken to ensure the quality of the information, and modifications to our internal control processes, including upgrading our information technologies through automation of our consolidation system, will improve our ability to prepare the Mexican GAAP financial information presented in Note 21 to our consolidated financial statements. Although we are still at the first stage of improving and strengthening our controls and procedures in order to eliminate all inadvertent errors, deficiencies and deviations that can appear in the normal course of business, with the additional objective of achieving full compliance with Section 404 of the Sarbanes-Oxley Act of 2002, PEMEX’s management believes that the controls and procedures implemented to date have already enhanced the reliability of the financial information produced by PEMEX.

Except as described above, there have been no changes in our internal control over financial reporting during 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Except as described above, there have been no changes in our internal control over financial reporting during 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, S.C. during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004		2005
	(in thousands of nominal pesos)
Audit fees	Ps.	25,231	Ps.	31,468
Audit-related fees		670		813
Tax fees		1,528		2,086
Other fees		3,443		0

Total fees	Ps.	30,872	Ps.	34,367

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-93, incorporated herein by reference.

Item 19.	Exhibits.

Documents filed as exhibits to this Form 20-F:

1.1	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 1, 1994 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

1.2	Reglamento de la Ley Orgánica de Petróleos Mexicanos (Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).

1.3	Reglamento de Gas Natural (Natural Gas Regulation), effective November 9, 1995 together with an English translation (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 1996 and incorporated by reference herein).

1.4	Decreto por el que se Reforma la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Decree that Amends the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), effective November 14, 1996 (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1997 and incorporated by reference herein).

1.5	Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

1.6	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation) (previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).

1.7	Decreto por el que se adicionan dos párrafos al artículo 6o. de la Ley Reglamentaria del artículo 27 Constitucional en el Ramo del Petróleo y se reforma el tercer párrafo y adiciona un último párrafo al artículo 3º de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Decree that adds two paragraphs to Article 6 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs and amends the third paragraph and adds a last paragraph to Article 3 of the Organic Law of Petróleos Mexicanos and Subsidiary Entities) together with an English translation, effective January 13, 2006.

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated August 7, 1998, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated July 15, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on August 23, 1999 and incorporated by reference herein).

2.4	Indenture, dated July 31, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on September 29, 1999 and incorporated by reference herein).

2.5	Indenture, dated as of July 31, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and Bankers Trust (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.6	Indenture, dated as of February 3, 2003, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 4.7 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-102993) on February 12, 2003 and incorporated by reference herein).

2.7	Indenture, dated as of December 30, 2004 among Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Bankers Trust, dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004 to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.12	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex Project Funding Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.13	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

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

4.3	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

4.4	Transfer of Funds Agreement, dated as of November 24, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and the Federal Government (English translation) (previously filed as Exhibit 4.4 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

10.1	Consent letter of Ryder Scott Company, L.P.

10.2	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.3	Consent letter of DeGolyer and MacNaughton.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ JUAN JOSÉ SUÁREZ COPPEL
Name:	Juan José Suárez Coppel
Title:	Chief Financial Officer

Date: June 30, 2006

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, Mexico, June 29, 2006

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively, “PEMEX”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in México and with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and have been prepared on the basis of generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2l. to the consolidated financial statements, effective January 1, 2005, PEMEX adopted the amendments to Bulletin D-3, “Labor Obligations”, issued by the Mexican Institute of Public Accountants (“MIPA”), which establishes the rules for valuation and recording of liabilities arising from other severance payments paid to employees upon dismissal. As of January 1, 2005, the adoption of these amendments resulted in a charge of Ps. 1,322,540,000, which is presented in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

As described in Note 2t. to the consolidated financial statements, effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations”, issued by the MIPA, which establishes the criteria for valuation, recording and disclosure applicable to derivative financial instruments for hedging and to embedded derivatives. As of January 1, 2005, the adoption of these amendments resulted in the recognition of an initial cumulative charge of Ps. 442,730,000, recognized in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

As described in Note 21. to the consolidated financial statements, effective January 1, 2004, PEMEX adopted the amendments to Bulletin D-3, “Labor Obligations”, issued by the MIPA. These amendments set forth additional valuation and disclosure requirements for the recognition of post-retirement obligations. As of January 1, 2004, the adoption of these amendments resulted in the recognition of an initial liability related to prior service costs and a charge to income for 2004, in the amount of Ps. 8,726,434,000, which is presented in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

As described in Note 2e. to the consolidated financial statements, effective January 1, 2004, the Board of Directors of PEMEX approved a change in the accounting policy for recognition of well exploration and drilling expenses to the successful efforts method of accounting. As a result, the oil-field exploration and depletion reserve was discontinued. The change in the accounting policy for recognizing exploration and drilling costs had no effect on the consolidated financial statements upon adoption, since at December 31, 2003, the specific oil-field exploration and depletion reserve had been entirely utilized.

As described in Note 2i. to the consolidated financial statements, Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal”, issued by the MIPA, became effective January 1, 2004. PEMEX calculated an impairment of the value of long-lived assets at January 1 and December 31, 2004, and determined a cumulative effect of Ps. 2,091,590,000 and an impairment charge for the year of Ps. 1,707,645,000, respectively. The initial effect is presented in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards and the impairment charge for the year is presented in the consolidated statements of operations under costs and operating expenses.

As discussed in Note 2h. to the consolidated financial statements, effective January 1, 2003, PEMEX adopted the guidelines of Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, issued by MIPA. As a result, an initial cumulative benefit totaling Ps. 2,187,823,000 was recognized in earnings in the consolidated statements of operations as a cumulative effect of adoption of new accounting standards.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX, at December 31, 2005 and 2004, and the consolidated results of their operations, the changes in equity and changes in financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of said differences is presented in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ Francisco J. Hernández Franco

Francisco J. Hernández Franco

Public Accountant

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(Notes 1, 2 and 3)

(In thousands of Mexican pesos as of December 31, 2005 purchasing power)

	2005		2005		2004
	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents (Note 4)	U.S.$	11,210,795	Ps.	120,826,589	Ps.	87,700,768

Accounts, notes receivable and other—Net (Note 5)		10,937,430		117,880,340		127,078,170
Inventories—Net (Note 6)		4,693,238		50,582,308		36,955,626
Derivative financial instruments (Note 11)		322,294		3,473,583		—

		15,952,962		171,936,231		164,033,796

Total current assets		27,163,757		292,762,820		251,734,564

Investments in shares (Note 8)		2,464,834		26,565,240		26,760,089
Properties, plant and equipment—Net (Note 7)		59,682,080		643,235,556		614,384,124
Intangible asset derived from the actuarial computation of labor obligations (Note 12)		7,113,232		76,664,285		78,986,307
Other assets—Net		309,155		3,331,974		7,240,497

Total assets	U.S.$	96,733,058	Ps.	1,042,559,875	Ps.	979,105,581

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 9)	U.S.$	3,349,046	Ps.	36,095,017	Ps.	50,779,425
Suppliers		2,872,649		30,960,550		25,133,230
Accounts and accrued expenses payable		963,333		10,382,503		23,643,958
Taxes payable		6,309,815		68,005,297		45,607,752
Derivative financial instruments (Note 11)		1,765,933		19,032,691		—

Total current liabilities		15,260,776		164,476,058		145,164,365

Long-term liabilities:
Long-term debt (Note 9)		46,539,857		501,592,619		419,359,651
Sale of future accounts receivable (Note 10)		—		—		37,856,647
Reserve for dismantlement and abandonment activities, sundry creditors and others (Note 2j.)		2,386,390		25,719,784		26,834,783
Reserve for retirement payments, pensions and seniority premiums (Note 12)		34,855,620		375,663,417		315,435,998
Deferred taxes (Note 2z.)		183,502		1,977,728		—

Total long-term liabilities		83,965,369		904,953,548		799,487,079

Total liabilities		99,226,145		1,069,429,606		944,651,444

Commitments and contingencies (Notes 13 and 14)

EQUITY (Note 15):
Certificates of Contribution “A”		8,332,511		89,805,303		89,805,303

Mexican Government increase in equity of Subsidiary Entities		7,267,799		78,330,159		33,725,238
Surplus in restatement of equity		13,391,827		144,333,099		136,752,575
Effect on equity from labor obligations		(2,531,330)		(27,281,912)		(7,208,067)
Derivative financial instruments		(604,707)		(6,517,352)		—

Accumulated losses:
From prior years		(21,271,392)		(229,256,678)		(192,275,610)
Net loss for the year		(7,077,795)		(76,282,350)		(26,345,302)

		(28,349,187)		(305,539,028)		(218,620,912)

Total equity		(2,493,087)		(26,869,731)		34,454,137

Total liabilities and equity	U.S.$	96,733,058	Ps.	1,042,559,875	Ps.	979,105,581

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Notes 1, 2 and 3)

(In thousands of Mexican pesos as of December 31, 2005 purchasing power)

	2005	2005	2004	2003
	(Unaudited)
Net sales:
Domestic	U.S.$46,866,139	Ps.505,109,185	Ps.463,976,988	Ps.420,912,591
Export	39,297,233	423,533,791	335,391,475	258,906,427

	86,163,372	928,642,976	799,368,463	679,819,018
Other revenues—Net	1,098,294	11,837,084	11,526,119	3,218,515

Total revenues	87,261,666	940,480,060	810,894,582	683,037,533

Costs of sales and operating expenses:
Cost of sales	33,511,542	361,177,339	272,907,331	225,130,065
Transportation and distribution expenses	2,032,974	21,910,789	18,160,007	16,901,185
Administrative expenses	4,342,336	46,800,391	37,929,336	38,255,589

Total cost and operating expenses	39,886,852	429,888,519	328,996,674	280,286,839

Comprehensive financing cost:
Exchange gain (loss)—Net	1,635,563	17,627,605	(3,586,417)	(27,724,518)
Interest—Net	(3,566,566)	(38,439,382)	(23,894,309)	(18,185,365)
Gain on monetary position	1,515,393	16,332,449	20,197,679	12,493,956

	(415,610)	(4,479,328)	(7,283,047)	(33,415,927)

Income before hydrocarbon extraction duties and other, special tax on production and services, deferred income taxes and cumulative effect of adoption of new accounting standards	46,959,204	506,112,213	474,614,861	369,334,767

Hydrocarbon extraction duties and other	51,814,162	558,437,488	433,614,143	313,443,951
Special tax on production and services (IEPS Tax)	1,875,546	20,214,077	56,527,996	102,257,637
Deferred taxes	183,502	1,977,728	—	—

	53,873,210	580,629,293	490,142,139	415,701,588

Cumulative effect of adoption of new accounting standards (Notes 2h., 2i., 2l. and 2t.)	(163,789)	(1,765,270)	(10,818,024)	2,187,823

Net loss for the year	(U.S.$7,077,795)	(Ps.76,282,350)	(Ps.26,345,302)	(Ps.44,178,998)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Notes 1, 2 and 15)

(In thousands of Mexican pesos as of December 31, 2005 purchasing power)

	Certificates of Contribution “A”		Specific oil-field exploration and depletion reserve		Surplus in restatement of equity		Mexican Government increase in equity of Subsidiary Entities		Derivative financial instrument		Effect on equity from labor obligations		Accumulated losses		Total
													From prior years	Net loss for the year
Balances at December 31, 2002	Ps.	89,805,303	Ps.	14,189,051	Ps.	135,459,919	Ps.	—	Ps.	—	Ps.	—	(Ps.99,801,356)	(Ps.26,711,121)	Ps.	112,941,796
Transfer to prior years’ accumulated losses													(26,711,121)	26,711,121
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 28, 2003													(10,850,100)			(10,850,100)
Comprehensive loss for the year (Note 16)				(14,189,051)		6,125,448								(44,178,998)		(52,242,601)

Balances at December 31, 2003		89,805,303		—		141,585,367		—		—		—	(137,362,577)	(44,178,998)		49,849,095
Transfer to prior years’ accumulated losses													(44,178,998)	44,178,998
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 12, 2004													(10,734,035)			(10,734,035)
Increase in equity of the Subsidiary Entities made by the Federal Government (Note 15)								33,725,238								33,725,238
Comprehensive loss for the year (Note 16)						(4,832,792)						(7,208,067)		(26,345,302)		(38,386,161)

Balances at December 31, 2004		89,805,303		—		136,752,575		33,725,238		—		(7,208,067)	(192,275,610)	(26,345,302)		34,454,137
Transfer to prior years’ accumulated losses													(26,345,302)	26,345,302
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 18 2005													(10,635,766)			(10,635,766)
Increase in equity of the Subsidiary Entities made by the Federal Government (Note 15)								44,604,921								44,604,921
Comprehensive loss for the year (Note 16)						7,580,524				(6,517,352)		(20,073,845)		(76,282,350)		(95,293,023)

Balances at December 31, 2005	Ps.	89,805,303	Ps.	—	Ps.	144,333,099	Ps.	78,330,159		(Ps.6,517,352)		(Ps. 27,281,912)	(Ps. 229,256,678)	(Ps. 76,282,350)		(Ps. 26,869,731)

Unaudited	U.S.$	8,332,511	U.S.$	—	U.S.$	13,391,827	U.S.$	7,267,799		(U.S.$604,707)		(U.S.$2,531,330)	(U.S.$21,271,392)	(U.S.$7,077,795)		(U.S.$2,493,087)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

(In thousands of Mexican pesos as of December 31, 2005 purchasing power)

	2005	2005	2004	2003
	(Unaudited)
Operating activities:
Net loss for the year	(U.S.$7,077,795)	(Ps.76,282,350)	(Ps.26,345,302)	(Ps.44,178,998)
Charges to operations not requiring the use of funds:
Depreciation and amortization	4,898,146	52,790,751	43,296,481	44,070,114
Reserve for retirement payments, pensions and indemnities	5,481,869	59,081,939	54,820,524	42,326,154
Specific oil-field exploration and depletion reserve	—	—	—	9,655,753
Deferred taxes	183,502	1,977,728	—	—
Impairment	123,125	1,327,000	3,799,230	7,739,616

	3,608,847	38,895,068	75,570,933	59,612,639
Variances in:
Accounts, notes receivable and other	853,413	9,197,830	(50,759,285)	(13,737,774)
Inventories	(560,988)	(6,046,158)	(7,088,379)	(2,255,958)
Intangible asset derived from the actuarial computation of labor obligations and other assets	702,457	7,570,874	33,998,517	431,503
Suppliers	540,683	5,827,320	(11,324,918)	3,376,841
Accounts payable and accrued expenses	(1,230,453)	(13,261,455)	15,665,705	369,380
Taxes payable	2,078,138	22,397,545	5,777,014	9,636,740
Reserve for dismantlement and abandonment activities, sundry creditors and others	(103,454)	(1,114,999)	5,404,215	12,741,348
Effect on equity from labor obligations	(1,862,535)	(20,073,845)	(7,208,067)	—
Reserve for retirement payments, pensions and indemnities and others	—	—	(50,005,927)	(19,947,262)
Exploration and well-drilling expenses charged to the specific oil-field exploration and depletion reserve	—	—	—	(23,844,801)
Derivative financial instruments	1,443,639	15,559,108	—	—

Funds provided by operating activities	5,469,747	58,951,288	10,029,808	26,382,656

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government	(986,831)	(10,635,766)	(10,734,035)	(10,850,100)
Debt—Net	5,662,730	61,031,208	61,284,491	104,221,625
Increase in equity of Subsidiary Entities	4,138,631	44,604,921	33,725,238	—
Sale of future accounts receivable	(3,512,498)	(37,856,647)	(6,118,775)	(5,118,690)

Funds provided by financing activities	5,302,032	57,143,716	78,156,919	88,252,835

Investing activities:
Increase in fixed assets—Net	(7,698,227)	(82,969,183)	(80,200,052)	(84,510,035)

Funds used in investing activities	(7,698,227)	(82,969,183)	(80,200,052)	(84,510,035)

Net increase in cash and cash equivalents	3,073,552	33,125,821	7,986,675	30,125,456
Cash and cash equivalents at beginning of the year	8,137,243	87,700,768	79,714,093	49,588,637

Cash and cash equivalents at end of the year	U.S.$11,210,795	Ps.120,826,589	Ps. 87,700,768	Ps. 79,714,093

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRóLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

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

The operations of Petróleos Mexicanos and Subsidiary Entities are regulated by the Constitución Politica de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulation Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the “Regulatory Law”), effective November 30, 1958, as amended effective May 12, 1995, November 14, 1996 and January 13, 2006, and the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the “Organic Law”), effective July 17, 1992, as amended effective January 1, 1994, January 16, 2002 and January 13, 2006. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico’s petroleum industry. For purposes of these financial statements, capitalized words carry the meanings attributed to them herein or the meanings as defined in the Mexican Constitution or the Organic Law.

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

Pemex-Exploración y Producción (Pemex-Exploration and Production);

Pemex-Refinación (Pemex-Refining);

Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals); and

Pemex-Petroquímica (Pemex-Petrochemicals).

The strategic activities entrusted to Petróleos Mexicanos and Subsidiary Entities by the Organic Law, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain work.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

At its formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities’ initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There was no change in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

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

As used herein, “Subsidiary Companies” include those companies listed in Note 2c. below, which are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment, (b) the Pemex Project Funding Master Trust (the “Master Trust”), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos) and (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt in guaranteed by Petróleos Mexicanos (“RepCon Lux”). Petróleos Mexicanos also guarantees the debt of the Master Trust.

This guarantee, when taken together with the Indenture pursuant to which the Master Trust issues debt securities, the Trust Agreement constituting the Master Trust, and Petróleos Mexicanos’ obligations to pay all fees and expenses of the Master Trust, constitutes a full and unconditional guarantee by Petróleos Mexicanos of the Master Trust’s obligations under those securities. “Non-consolidated subsidiary companies”, as used herein, are defined as those companies (a) which are not Subsidiary Entities or Subsidiary Companies and (b) in which Petróleos Mexicanos has less than a 50% ownership interest. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as “PEMEX”.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, are summarized below:

a.	Accounting basis for the preparation of financial information

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico (“Mexican GAAP”) as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or “MIPA”).

b.	Effects of inflation on the financial information

PEMEX recognizes the effects of inflation in accordance with Financial Reporting Standard (“NIF”) 06-BIS “A” Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10 of Mexican GAAP, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”). All periods presented herein are presented in accordance with Bulletin B-10.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The recognition of the effects of inflation in accordance with Bulletin B-10 consists of, among other things, the restatement of non-monetary assets using inflation factors based on the Mexican National Consumer Price Index (“NCPI”) (including the restatement of fixed assets with consideration of value in use), the recognition in the consolidated statement of operations of comprehensive financing cost (including the determination of gains or losses in monetary position), the restatement of the equity accounts and the presentation of the financial statements for all periods in constant pesos with purchasing power at the latest balance sheet date. Consequently, the amounts shown in the accompanying financial statements and these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. The December 31, 2005 restatement factors applied to the consolidated financial statements at December 31, 2004 and 2003 were 3.33% and 8.70%, which correspond to inflation from January 1, 2005 and 2004 through December 31, 2005, respectively, based on the NCPI.

c.	Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI”); P.M.I. Trading Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc.; P.M.I. Holdings N.V.; P.M.I. Holdings B.V.; P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company AG; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc.; Mex Gas International, Ltd.; the Master Trust; Fideicomiso F/163; RepCon Lux and, effective July 1, 2005, Pemex Finance, Ltd. (“Pemex Finance”).

Effective July 1, 2005, Petróleos Mexicanos entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance. As a result, the financial results of Pemex Finance have been consolidated into these financial statements of Petróleos Mexicanos since that date. Consequently, sales of accounts receivable by Pemex Finance have been reclassified as documented debt (see Note 10). The consolidation of Pemex Finance has not had a material effect on the consolidated financial statements of PEMEX as at December 31, 2005. The debt issued by Pemex Finance is included in PEMEX’s debt as of December 31, 2005, while at December 31, 2004, the balances between PEMEX and Pemex Finance were presented with the line item “Sale of future accounts receivable”.

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

d.	Long-term productive infrastructure projects (PIDIREGAS)

The investment in long-term productive infrastructure projects (“PIDIREGAS”) and related liabilities are initially recorded in accordance with NIF-09-B, applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration), which provides for recording only liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican GAAP, all the accounts related to PIDIREGAS were incorporated into the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. All effects of NIF-09-B are excluded.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The main objective of the Master Trust and of Fideicomiso F/163 is to administer financial resources related to PIDIREGAS, such financial resources having been designated by PEMEX for that purpose.

e.	Exploration and drilling costs and specific oil-field exploration and depletion reserve

Effective January 1, 2004, the Board of Directors of PEMEX approved a change in the accounting policy for the recognition of well exploration and drilling expenses to the successful-efforts method of accounting. As a result, the oil-field exploration and depletion reserve will be discontinued. The change in accounting policy for recording well exploration and drilling expenses had no effect on the consolidated financial statements, since at December 31, 2003, the specific oil-field exploration and depletion reserve had been entirely utilized.

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

Management makes annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional judgment as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply. PEMEX management believes that this new methodology reflects the best practice for recognizing the capitalization of expenses related to the exploration and drilling of wells.

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

f.	Marketable securities

Marketable securities include investments in debt and equity securities and have been classified on the basis of their intended use at the date of acquisition as debt instruments to be held to maturity, financial instruments for trading and financial instruments available for sale. These financial instruments are initially recorded at acquisition cost, and are subsequently valued as follows (see Note 11):

i.	Debt instruments to be held to maturity are valued at acquisition cost and are subsequently reduced by the amortization of any premiums or increased by the amortization of any discounts over the term of the debt instrument, in proportion to the outstanding balance. Any loss in value is recognized in statement of operations at the end of each period.

ii.	Financial instruments held for trading and available for sale are valued at fair value, which is similar to market value. The fair value is the value at which a financial asset can be exchanged or a financial liability can be liquidated between interested and willing parties in an arm’s-length transaction. The effect of the valuation of financial instruments is recorded in income for the year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

g.	Inventory valuation

Inventories are valued as follows:

I.	Crude oil and derivatives thereof for export: at net realizable value, determined on the basis of average export prices at December 31, 2005 and 2004, less a provision for distribution expenses and shrinkage.

II.	Crude oil and derivatives thereof for domestic sales: at cost, as calculated based on net realizable international market prices.

III.	Materials, spare parts and supplies: at the last purchase price.

IV.	Materials in transit: at acquisition cost.

h.	Properties, plant and equipment

PEMEX’s assets are initially recorded at acquisition or construction cost. Interest pertaining to fixed assets in the construction or installation phase are capitalized as part of the asset cost. As of December 31, 2005 and 2004, these assets are expressed at their inflation restated value, determined by applying factors computed from the NCPI.

Depreciation is calculated using the straight-line method based on the expected useful lives of the assets, based on calculations from independent appraisals. Depreciation rates are applied to the inflation restated value of the assets. Asset depreciation begins the month after the asset is placed into service. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3 – 5	20 – 33
Furniture and fixtures	10	10
Offshore platforms	4	25
Transportation equipment	4 – 20	5 – 25
Pipelines	4	25
Software/computers	10 – 25	4 – 10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production (“UOP”) method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field’s total proved reserves.

The Reglamento de Trabajos Petroleros (“Petroleum Works Law”) provides that once a well turns out to be dry, invaded with salt water, abandoned due to mechanical failure or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Effective January 1, 2003, PEMEX adopted Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” issued by the MIPA (“Bulletin C-9”), which establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as a part of its normal operations. As a result, PEMEX changed the method of accruing the costs related to wells subject to abandonment and dismantlement. The present values of these costs are recorded as liabilities on a discounted basis when incurred, which is typically at the time the wells are put into service. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost will be recognized at the end of each period.

The adoption of Bulletin C-9 resulted in the recognition of a benefit of Ps. 2,187,823 related to the provision for dismantlement and abandonment, as of January 1, 2003.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 2i. and 7.

i.	Impairment of the value of long-lived assets

Effective January 1, 2004, PEMEX adopted Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal”, issued by the MIPA (“Bulletin C-15”). PEMEX recognized impairment in the value of long-lived assets as of January 1, 2004 and for the year ended December 31, 2004 with an initial effect of adoption and a subsequent impairment charge for the year of Ps. 2,091,590 and Ps. 1,707,645, respectively. The initial adoption effect was presented in the consolidated statement of operations of 2004 as a cumulative effect of adoption of a new accounting standard, and the impairment of 2005 is also presented in the consolidated statement of operations within costs and operating expenses (see Note 7).

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

j.	Liabilities, provisions, contingent assets and liabilities and commitments

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

k.	Foreign currency balances and transactions

Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into. Monetary assets and liabilities in foreign currencies are stated in

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

pesos at the rates in effect at the balance sheet date and published by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or “SHCP”). Foreign exchange losses and gains are charged and credited, respectively, to income. This resulted in net exchange gains (losses) credited (charged) to income of Ps. 17,627,605, Ps. (3,586,417) and Ps. (27,724,518) in 2005, 2004 and 2003, respectively.

l.	Retirement benefits, pensions and seniority premiums

In accordance with the Ley Federal del Trabajo (“Federal Labor Law”) and pursuant to collective bargaining agreements, seniority premium benefits to which every employee is entitled upon termination of employment, and the pension obligations arising from the employee retirement plans, to which employees do not contribute, are recorded at the cost of years in which employees rendered services in accordance with actuarial valuations that use the projected unit-credit method. PEMEX includes the effect of its labor obligations in these consolidated financial statements in accordance with the standards established by Bulletin D-3 “Labor Obligations” (“Obligaciones Laborales”) of Mexican GAAP issued by the MIPA (“Bulletin D-3”).

Beginning on January 1, 2005, PEMEX adopted the amendments of Bulletin D-3, “Labor Obligations”, which provides additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal. The adoption of these provisions resulted in the recognition of an initial liability related to prior service costs for an amount of Ps. 1,322,540 and a charge to income upon adoption for the same amount, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

Effective January 1, 2004, PEMEX adopted the amendments to Bulletin D-3, specifically related to valuation, presentation and recording for the recognition of remuneration for other post-retirement benefits. The adoption of these provisions resulted in the recognition of an initial cumulative effect for the recognition of prior services remuneration for other post-retirement benefits as of January 1, 2004, in an amount equal to Ps. 8,726,434, which was recorded as a charge to income and presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

The plan for other post-retirement benefits includes support given in the form of cash to retired personnel and their dependents for gas, gasoline and basic supplies, as well as medical services (see Note 12).

m.	Equity

Certificates of Contribution “A”, the Mexican Government increase in equity of Petróleos Mexicanos and the Subsidiary Entities, accumulated losses and other equity accounts represent the value of these items stated in terms of purchasing power at the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

n.	Surplus in the restatement of equity

The surplus in the restatement of equity at December 31, 2005 and 2004 is composed of cumulative results from the initial net monetary position and of results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos of purchasing power as of the most recent balance sheet date.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

o.	Result on monetary position

The result on monetary position represents the gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in Mexican pesos of purchasing power as of the most recent balance sheet date. The inflation rates were 3.33%, 5.19% and 3.98%, in 2005, 2004 and 2003, respectively.

p.	Cost of sales

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

q.	Taxes and federal duties

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

Petróleos Mexicanos and the Subsidiary Entities are subject to the following duties and taxes: Hydrocarbon Extraction Duties, Hydrocarbon Income Tax, Excess Gains Duty and the Special Tax on Production and Services (“IEPS Tax”). Petróleos Mexicanos and the Subsidiary Entities are also subject to the Impuesto al Valor Agregado (Value Added Tax, or “VAT”).

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

The sum of the above duties and taxes must equal 60.8% of Petróleos Mexicanos and the Subsidiary Entities’ annual sales revenues to third parties. In addition, PEMEX pays a 39.2% duty on excess gains revenues, i.e., the portion of revenues in respect of crude oil sales at prices in excess of a threshold price set by the Mexican Government annually of 23.00, 20.00 and 18.35 U.S. dollars per barrel for 2005, 2004 and 2003, respectively. Therefore, to the extent that the sum of hydrocarbon extraction duties is less than 60.8% of sales to third parties, additional taxes are paid to reach that level.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

r.	Special Tax on Production and Services (IEPS Tax)

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

s.	Revenue recognition

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

t.	Derivative financial instruments and hedging operations

Effective on January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (“Bulletin C-10”) issued by the MIPA, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments, including instruments designed as hedges and embedded derivatives. The adoption of these provisions resulted in the recognition of an initial cumulative effect of a charge to comprehensive loss in the equity of Ps. 6,558,945 and a charge to income for the year of Ps. 442,730, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

As of December 31, 2005, derivative financial instruments shown in the balance sheet are valued at fair value, in accordance with the rules established by Bulletin C-10 (see Note 11).

u.	Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity, liabilities or of both, are recorded at the time of issuance as a liability, equity or as both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses pertaining to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing cost. The distribution of profits to the owners of the components of financial instruments classified as equity is charged directly to an equity account. As of December 31, 2005, PEMEX did not have any financial instruments issued with characteristics of both equity and liabilities.

v.	Use of estimates

The preparation of the financial statements in accordance with Mexican GAAP requires the use of estimates. PEMEX management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements. Actual results could differ from those estimates.

w.	Comprehensive income (loss)

Comprehensive income (loss) is represented by the net loss for the period plus the effect of restatement, the net increase or decrease in the specific oil-field exploration and depletion reserve (through 2003), and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors (see Note 16).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

x.	Comprehensive financing cost

Comprehensive financing cost includes all types of financial gains or losses resulting from the real cost of financing in an inflationary environment, such as net interest income and expense, net foreign exchange gains or losses, the effects of valuation on financial instruments, and net gains or losses on monetary positions.

y.	Reclassifications

Certain reclassifications have been made to 2004 and 2003 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the current year presentation.

z.	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method with comprehensive focus, which consists of the recognition of deferred taxes for operating loss and credit carryforwards and the temporary differences between accounting and tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005, Petróleos Mexicanos and Subsidiary Entities, effective January 1, 2006, a Subsidiary Entity established a deferred tax liability for Ps. 1,977,728, as the result mainly of temporary differences related to customer advance payments, liability provisions and fixed assets.

aa.	Convenience translation

United States dollar (“U.S. dollar”) amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2005. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

NOTE 3—FOREIGN CURRENCY POSITION:

At December 31, 2005 and 2004, the consolidated financial statements of PEMEX include the following assets and liabilities denominated in foreign currencies (which are translated into Mexican pesos at the 2005 and 2004 year-end exchange rates listed below):

	Amounts in foreign currency (Thousands)			Year-end Exchange rate	Amounts in pesos
	Assets	Liabilities	Asset (liability) position
2005:
U.S. dollars	14,621,145	(37,879,912)	(23,258,767)	10.7777	(Ps.250,676,014)
Japanese yen	—	(144,171,281)	(144,171,281)	0.0914	(13,177,255)
Pounds sterling	262	(453,455)	(453,193)	18.5247	(8,395,272)
Euros	4,732	(4,240,207)	(4,235,475)	12.7080	(53,824,414)
Austrian shillings	—	(86)	(86)	8.1744	(703)
Swiss Francs	—	(41)	(41)	8.1779	(335)
Canadian dollar	2	—	2	9.2330	17

Total liability position, before foreign currency hedging (Note 11)					(Ps.326,073,976)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

	Amounts in foreign currency (Thousands)			Year-end Exchange rate	Amounts in pesos
	Assets	Liabilities	Asset (liability) position

2004:
U.S. dollars	9,322,376	(40,570,870)	(31,248,494)	11.2648	(Ps.352,008,035)
Japanese yen	90,415	(163,009,706)	(162,919,291)	0.1101	(17,937,414)
Pounds sterling	814	(452,498)	(451,684)	21.6532	(9,780,404)
Euros	14,393	(3,280,525)	(3,266,132)	15.3201	(50,037,469)

Total liability position, before foreign currency hedging (Note 11)					(Ps.429,763,322)

NOTE 4—CASH AND CASH EQUIVALENTS:

At December 31, cash and cash equivalents are as follows:

	2005		2004
Cash on hand and in banks	Ps.	44,573,707	Ps.	23,798,276
Marketable securities		76,252,882		63,902,492

	Ps.	120,826,589	Ps.	87,700,768

NOTE 5—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

At December 31, accounts, notes receivable and other receivables are as follows:

	2005		2004
Sales-domestic	Ps.	35,036,762	Ps.	31,656,433
Sales-export		12,898,443		9,561,989
Pemex Finance, Ltd.		—		8,319,848
Mexican Government advance payments on minimum guaranteed dividends (Note 15)		15,283,418		10,734,035
Specific funds—Trade Commission (Note 15)		26,851,269		33,795,613
Employees and officers		2,726,278		2,532,442
Other accounts receivable		27,593,749		32,461,745

		120,389,919		129,062,105
Less allowance for doubtful accounts		(2,509,579)		(1,983,935)

	Ps.	117,880,340	Ps.	127,078,170

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

NOTE 6—INVENTORIES:

At December 31, inventories are as follows:

	2005	2004
Crude oil, refined products, derivatives and petrochemical products	Ps.44,097,526	Ps.31,610,266
Materials and supplies in stock	5,527,051	4,384,363
Materials and products in transit	2,650,818	2,674,109

	52,275,395	38,668,738
Less allowance for slow-moving and obsolete inventory	(1,693,087)	(1,713,112)

	Ps.50,582,308	Ps.36,955,626

NOTE 7—PROPERTIES, FURNITURE AND EQUIPMENT:

At December 31, components of properties and equipment are as follows:

	2005	2004
Plants	Ps.319,382,549	Ps.312,232,252
Pipelines	242,724,338	235,926,238
Wells	336,370,213	272,011,517
Drilling equipment	21,089,597	20,608,841
Buildings	38,876,413	38,918,653
Offshore platforms	114,736,613	100,300,550
Furniture and equipment	31,114,875	28,076,713
Transportation equipment	13,039,055	13,206,742

	1,117,333,653	1,021,281,506
Less:
Accumulated depreciation and amortization	(584,994,136)	(532,897,658)

	532,339,517	488,383,848
Land	39,627,318	39,314,560
Construction in progress	70,607,772	85,323,704
Fixed assets to be disposed of	660,949	1,362,012

Total	Ps.643,235,556	Ps.614,384,124

a)	For the years ended December 31, 2005, 2004 and 2003, interest costs associated with fixed assets in the construction or installation phase that were capitalized as part of those assets totaled Ps. 5,132,219, Ps. 4,484,570 and Ps. 7,876,482, respectively.

b)	Depreciation of assets and amortization of wells for the periods ended December 31, 2005, 2004 and 2003 recorded in operating costs and expenses were Ps. 52,790,751, Ps. 43,296,481 and Ps. 44,070,114, respectively, which included Ps. 1,269,610, Ps. 324,751 and Ps. 495,579, respectively, related to dismantlement and abandonment costs.

c)	As of December 31, 2005 and 2004, the provision related to dismantlement and abandonment costs, determined based on the present value (discounted) of the projected cost, was Ps. 13,696,270 and Ps. 14,102,811, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

d)	As of December 31, 2005 and 2004, PEMEX has recognized cumulative impairment charges in the value of the long-lived assets amounting to Ps. 12,865,846 and Ps. 11,538,846, respectively. The impairment recorded through December 31, 2003 was determined using the value-in-use concept in accordance with Bulletin B-10.

NOTE 8—INVESTMENT IN SHARES:

The investments in affiliated and other companies’ shares, which are unconsolidated, are as follows:

	Percentage of Investment	Carrying value at December 31,
		2005		2004
Repsol YPF, S.A.(1)	5.00	Ps.	18,567,473	Ps.	17,798,537
Deer Park Refining Limited(2)	50.00		5,350,035		5,355,432
Instalaciones Inmobiliarias para Industrias, S.A. de C.V. (2)	100.00		1,022,682		1,088,442
Nacional Financiera, commercial paper(1)	—		—		1,080,531
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.(2)	49.00		19,548		33,616
Other—Net			1,605,502		1,403,531

Total investments		Ps.	26,565,240	Ps.	26,760,089

(1)	Available for sale securities.
(2)	Valued using equity method.

PEMEX owns 58,956,005 and 58,679,800 shares of Repsol YPF, S.A. at December 31, 2005 and 2004, respectively, which are valued at market price.

PMI NASA has a 50% joint venture with Shell Oil Company, in which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2005, 2004 and 2003, PEMEX recorded Ps. 5,561,262, Ps. 3,339,789 and Ps. 967,101 of profits, respectively, related to its interest in the joint venture, which has been recorded in the line item “Other revenues” in the statements of operations. In 2005, 2004 and 2003, PEMEX paid the joint venture Ps. 9,950,113, Ps. 7,893,026 and Ps. 5,066,867, respectively, for the processing of crude oil.

NOTE 9—DEBT:

In 2005, significant financing activities were as follows:

a.	Petróleos Mexicanos obtained U.S. $59,882 (Ps. 645,390) in purchasing loans and project financing, granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2013.

b.	Petróleos Mexicanos issued short-term certificates totaling Ps. 16,000,000 (in nominal terms). All of these short-term certificates, as well as the balance as of December 31, 2004, of Ps. 2,000,000, were repaid during 2005.

c.	Petróleos Mexicanos executed a draw down of U.S. $800,000 from its syndicated revolving facility of U.S. $1,250,000, on October 26, 2005 in two tranches, each in the amount of U.S. $400,000; these funds were repaid on December 28, 2005.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

During 2005, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,617,500 (Ps. 17,432,930) and U.S. $4,250,000 (Ps. 45,805,225) from a syndicated loan.

b.	On February 24, 2005, the Master Trust issued €1,000,000 (Ps. 12,708,000) of 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under its Medium-Term Notes Program, Series A;

c.	On June 8, 2005, the Master Trust issued U.S.$ 1,500,000 (Ps. 16,166,550) under its Medium-Term Note Program, Series A, in two tranches: U.S.$ 1,000,000 (Ps. 10,777,700) of 5.75% Notes due in 2015 and U.S.$ 500,000 (Ps. 5,388,850) of 6.625% Notes due in 2035, both of which are guaranteed by Petróleos Mexicanos.

d.	On August 31, 2005, the Master Trust issued U.S. $175,000 (Ps. 1,886,098) of Floating Rate Notes due 2008, which bear interest at a rate per annum equal to LIBOR for a period of one, two, three or six months (at the election of the Master Trust), plus 42.5 basis points, and are guaranteed by Petróleos Mexicanos.

e.	On December 1, 2005, the Master Trust issued U.S. $750,000 (Ps. 8,083,275) of Floating Rate Notes due 2012 under its Medium-Term Note Program, Series A, at a rate of three month LIBOR plus 60 basis points, and are guaranteed by Petróleos Mexicanos.

In addition, the following financing activities were undertaken during 2005:

a.	During 2005, the Master Trust delivered to Petróleos Mexicanos certain of the debt securities of Petróleos Mexicanos in exchange for cash payments, a portion of which will be made over time, equal to the market value of the relevant debt securities at the time of such delivery. The Master Trust had acquired these debt securities in its November 2004 exchange offer. The cash payments made by Petróleos Mexicanos at the time of acquisition of the debt securities was equal to the par value of such debt securities, plus accrued interest. Set forth below is the date of acquisition of the debt securities, as well as the cash payments made on such date:

Date of acquisition	Par value of debt securities
April 29, 2005	U.S.$	803,365
May 20, 2005		678,697
July 6, 2005		826,099

Total	U.S.$	2,308,161

The portion of the cash payments to be made over time is equal to the difference between the market value of the debt securities and the par value (such amount, the “Premium”) and is payable in five equal annual installments. Interest on the unpaid amount of the Premium accrues from the date of purchase at a rate per annum equal to three-month U.S. dollar LIBOR plus 0.35% and is payable quarterly in arrears. The total amount of interest paid by Petróleos Mexicanos on the Premium in 2005 is equal to U.S.$7,224.

b.	In March 2005, the Master Trust obtained a syndicated loan in the amount of U.S. $4,250,000. U.S. $2,020,800 related to new indebtedness, and the remaining U.S. $2,229,200 was used to refinance other syndicated credits.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

c.	Of the U.S. $1,500,000 issued by the Master Trust on June 8, 2005, only U.S. $529,800 is considered new indebtedness, as the remaining U.S. $970,200 was used to refinance the prepaid amount from the Funds Derivative Agreement between Pemex Exploration and Production and the Master Trust.

During 2005, the Fideicomiso F/163 undertook the following financing activities:

a.	On February 1, 2005, Fideicomiso F/163 issued, under its expanded Ps. 70,000,000 peso-denominated publicly-traded notes (certificados bursatiles) program, approved by the Comisión Nacional Bancaria y de Valores (the Banking and Securities National Commission or the “CNBV”), a denominated in Unidades de Inversión (Units of Investment, or “UDI’s”) in the amount of UDI’s 1,697.6 million (Ps. 6,000,000) (in nominal terms) in the Mexican domestic market, with maturity in 2019 guaranteed by Petróleos Mexicanos.

b.	On February 11, 2005, Fideicomiso F/163 issued, under its expanded Ps. 70,000,000 peso-denominated publicly-traded notes (certificados bursatiles) program, approved by the CNBV, a total of Ps. 15,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one of Ps. 7,500,000 of its notes due February 11, 2010, bearing interest at the 91-day Certificados de la Tesorería de la Federación (Mexican Government Treasury Bonds “CETES”) rate plus 51 basis points; and the other one of Ps. 7,500,000 of its notes due February 11, 2013, bearing interest at the 182-day CETES rate plus 57 basis points.

c.	On May 13, 2005, Fideicomiso F/163 issued, under its expanded Ps. 110,000,000 peso-denominated publicly-traded notes (certificados bursatiles) program, approved by the CNBV, a total of Ps. 10,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one of Ps. 5,012,600 of its notes due February 4, 2010, bearing interest at the 91-day CETES rate plus 51 basis points; and the other one of Ps. 4,987,400 of its notes due January 31, 2013, bearing interest at the 182-day CETES rate plus 57 basis points.

d.	On July 29, 2005, Fideicomiso F/163 issued, under its Ps. 110,000,000 peso-denominated publicly-traded notes (certificados bursatiles) program, approved by the CNBV, a total of Ps. 5,000,000 of notes due 2015 in the Mexican domestic market, guaranteed by Petróleos Mexicanos, bearing interest at a fixed rate of 9.91%.

e.	On October 21, 2005, Fideicomiso F/163 issued, under its Ps. 110,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 4,500,000 of notes due 2015 in the Mexican domestic market, guaranteed by Petróleos Mexicanos, bearing interest at a fixed rate of 9.91%.

f.	On October 21, 2005, Fideicomiso F/163 issued, under its Ps. 110,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 5,500,000 of notes due 2011 in the Mexican domestic market, guaranteed by Petróleos Mexicanos, bearing interest at the 91-day CETES rate plus 35 basis points.

In 2004, significant financing activities were as follows:

a.	Petróleos Mexicanos issued short-term certificates totaling Ps. 9,000,000 (in nominal terms), bearing fixed interest rates ranging from 8.43% to 8.79%. Of that amount, Ps. 7,000,000 was repaid in 2004 and Ps. 2,000,000 is repayable in 2005.

b.	Petróleos Mexicanos obtained direct loans denominated in Japanese yen (¥) of ¥ 13,229,411 equivalent to U.S. $129,302 or Ps. 1,505,101, bearing interest at a fixed rate of 4.2%. Of this amount, ¥ 1,202,674 was paid in December 2004, and the remainder is payable on different dates up to 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

c.	Petróleos Mexicanos obtained U.S. $93,666 (Ps. 1,090,293) for purchasing loans and project financing, granted by export credit agencies. These loans bear interest at LIBOR plus 0.0625% to 0.5% with various maturity dates through 2014.

In 2004, the Master Trust undertook the following financing activities:

a.	The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,399,069 (Ps. 16,285,473) to finance foreign trade operations. These loans are repayable on various maturity dates through 2007 and are subject to interest at LIBOR plus 0.6% and 1.125%.

b.	On June 15, 2004, the Master Trust issued U.S. $1,500,000 (Ps. 17,460,333) of Guaranteed Floating Rate Notes due 2010. These notes, which bear interest at the LIBOR plus 1.3%, mature in 2010 and are guaranteed by Petróleos Mexicanos.

c.	On August 5, 2004, the Master Trust issued € 850,000 (Ps. 13,456,072) of 6.375% Guaranteed Notes due 2016. The notes are guaranteed by Petróleos Mexicanos.

d.	On September 28, 2004, the Master Trust issued perpetual bonds with no fixed maturity date totaling U.S. $1,750,000 (Ps. 20,370,388), which bear a fixed interest rate of 7.75%. The bonds are guaranteed by Petróleos Mexicanos and may be redeemed at any time on or after the fifth anniversary from the date of issuance at the option of the issuer.

e.	On December 30, 2004, the Master Trust completed an exchange offer pursuant to which the Master Trust issued seven tranches of notes with a principal amount totaling U.S. $2,308,161 (Ps. 26,867,506) in exchange for an equal principal amount of notes previously issued by Petróleos Mexicanos. This amount represented 78.4% of the total principal amount of notes subject to the offer.

f.	At various dates in 2004, the Master Trust obtained bank loans to finance PIDIREGAS projects, which totaled U.S. $25,000 (Ps. 291,006), subject to an interest rate of LIBOR plus 0.55% to 0.7%. Such loans are due in 2006 and 2007.

In 2004, Fideicomiso F/163 undertook the following financing activities:

a.	On January 30, 2004, under its Ps. 20,000,000 peso-denominated publicly-traded notes (certificados bursátiles) program, approved by the CNBV, the Fideicomiso F/163, issued Ps. 11,500,000 (in nominal terms) of notes in the Mexican domestic market, which corresponded to a reopening of an earlier issuance and involved three separate tranches: Ps. 4,000,000 at a variable 91-day interest rate CETES plus 0.65% maturing in 2007; Ps. 5,000,000 at the 182-day CETES rate plus 0.67%, maturing in 2009; and Ps. 2,500,000 at a fixed rate of 8.38%, maturing in 2010.

b.	On March 26, 2004, under its peso-denominated publicly-traded notes (certificados bursátiles) program (which was increased to Ps. 40,000,000), approved by the CNBV, the Fideicomiso F/163 issued Ps. 14,672,000 (in nominal terms) of the foregoing notes in a further reopening, also in three tranches, of Ps. 6,00,000 at the CETES rate plus 0.65%, maturing in 2007; Ps. 6,000,000 at the CETES rate plus 0.67% maturing in 2009; and Ps. 2,672,000 at a fixed rate of 8.38%, maturing in 2010.

c.	On March 30, 2004, Fideicomiso F/163 obtained a bank loan for Ps. 4,000,000 (in nominal terms), which is subject to a variable interest at the Tasa de Interés Interbancaria de Equilibrio (Inter-banking interest rate, or “TIIE”) plus 0.40% and is repayable from 2005 to 2009.

d.	On November 4, 2004, Fideicomiso F/163 obtained a bank loan of Ps. 4,000,000 (in nominal terms), which is subject to interest at a fixed rate of 11% and matures in 2011 and 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

e.	On November 23, 2004, Fideicomiso F/163 obtained a bank loan of Ps. 3,000,000 (in nominal terms), which is subject to interest at TIIE plus 0.48% and is with maturities in 2010 and 2012.

f.	On December 23, 2004, Fideicomiso F/163 issued zero coupon notes denominated in UDI in an amount of UDI 1,415,800 (equivalent to Ps. 5,000,000 (in nominal terms)) with a maturity of 15 years.

g.	On December 20, 2004, Fideicomiso F/163 obtained a loan for Ps. 4,000,000 (in nominal terms) subject to an interest rate equal to the TIIE rate plus 0.425%, which was subsequently changed to a fixed rate of 10.55% and will mature from 2010 to 2012.

Additionally, in 2004 the following financing activities were also undertaken:

a.	On January 26, 2004, RepCon Lux issued U.S. $1,373,738 (Ps. 15,990,615) of 4.5% guaranteed exchangeable bonds due 2011, bearing interest at the fixed rate of 4.5% (the “Exchangeable Bonds”). The Exchangeable Bonds are guaranteed by Petróleos Mexicanos and are exchangeable for shares of common stock of Repsol YPF, S.A. or the cash equivalent thereof (see Note 2).

b.	As of December 31, 2004, PMI Trading had signed a number of agreements with foreign banks pertaining to credit lines intended to support commercial transactions, totaling U.S. $60,000. At December 31, 2004, these credit lines remain unused. Additionally, PMI Trading obtained a bank loan of U.S. $25,000 (Ps. 291,006) at a fixed interest rate of 3.45%, payable in 2005.

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

Each year, the Ministry of Finance and Public Credit approves Petróleos Mexicanos and Subsidiary Entities’ annual budget and its annual financing program. The Mexican Government incorporates Petróleos Mexicanos and Subsidiary Entities’ annual budget and annual financing program into the budget of the Mexican Government, which the Mexican Congress must approve each year. PEMEX’s debt is not an obligation of, and is not guaranteed by, the Mexican Government. However, under the Ley General de Deuda Pública (the “General Law of Public Debt”), Petróleos Mexicanos and Subsidiary Entities’ foreign debt obligations must be approved by and registered with the SHCP and are considered Mexican external public debt. Although Petróleos Mexicanos’ debt is not guaranteed by the Mexican Government, Petróleos Mexicanos’ external debt has received “pari passu” treatment in previous debt restructurings.

Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

•	The sale of substantial assets essential for the continued operations of the business;

•	Liens against its assets; and

•	Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

As of December 31, 2005 and 2004, long-term debt was as follows:

			December 31, 2005			December 31, 2004
	Rate of Interest(3)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Unsecured loans	Variable and LIBOR plus 0.8125%	2006	Ps.	1,154,973	107,163	Ps.	2,852,141	245,025
Unsecured loans	Variable and LIBOR plus 0.8125%	2006		365,176	33,883		788,800	67,765
Bonds	Fixed from 4.5% to 10.61% and LIBOR plus 0.425% to 8.875%	Various to 2035		216,415,572	20,079,940		195,229,547	16,771,978
Financing assigned to PIDIREGAS	Fixed from 3.23% to 7.69% and LIBOR plus 0.03% to 2.25%	Various to 2017		61,513,370	5,707,467		53,846,435	4,625,894
Purchasing loans and project financing	Fixed from 3.32% to 7.28% and LIBOR plus 0.0625% to 2%	Various to 2014		3,722,971	345,433		4,755,681	408,556
Leasing contracts	Fixed from 8.05% to 9.91%	Various to 2012		1,644,183	152,554		2,293,458	197,029
External trade loans	LIBOR plus 0.5% to 0.9%	Various to 2012		47,098,549	4,370,000		28,043,235	2,409,167
Bank loans	Fixed from 5.44% to 5.58% LIBOR plus 0.55% to 1.9%	Various to 2018		11,154,920	1,035,000		17,460,333	1,500,000

Total financing in U.S. dollars				343,069,714	31,831,440		305,269,630	26,225,414

Euros:
Bonds	Fixed from 5.5% to 7.75%, and floating of 9.1045%	Various to 2025		51,983,778	4,090,634		48,926,817	3,090,634
Unsecured loans, banks and project financing	Fixed from 2% LIBOR plus 0.8125%	2006 and 2014		18,096	1,424		41,644	2,631

Total financing in Euros				52,001,874	4,092,058		48,968,461	3,093,265

Pesos:
Certificates	Fixed from 8.38% to 9.91% and CETES plus 0.35% to 0.67%	Various to 2019		83,672,000			40,994,149
Project financing and syndicated bank loans	Fixed from 8.4% to 11%, TIIE plus 0.2% to 0.48%	Various to 2012		25,277,778			30,196,111

Total financing in pesos				108,949,778			71,190,260

Japanese yen:
Direct loans	Fixed from 4.2%	2009		879,395	9,621,390		1,368,275	12,016,738
Bonds	Fixed from 3.5%	2023		2,742,000	30,000,000		3,413,079	30,000,000
Project financing	Fixed from 2.9% to 2.9081% and PRIME in yen	Various to 2017		9,166,128	100,285,864		13,360,217	129,502,885

Total financing in Yen				12,787,523	139,907,254		18,141,571	171,519,623

Other currencies(1)	Fixed rate from 7.5% to 14.5% and LIBOR plus 0.8125%	Various to 2013		8,337,048	Various		10,071,015	Various

Total principal in pesos(2)				525,145,937			453,640,937
Plus: Accrued interest				1,028,055			2,691,164
Notes payable to contractors				11,513,644			13,806,975

Total principal and interest				537,687,636			470,139,076

Less: Short-term maturities				33,470,716			48,633,627
Current portion of notes payable to contractors				2,624,301			2,145,798

Total short-term debt				36,095,017			50,779,425

Long-term debt			Ps.	501,592,619		Ps.	419,359,651

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

	2006		2007		2008		2009		2010		2011 and thereafter		Total
Maturity of the principal	Ps.	35,066,479	Ps.	58,578,114	Ps.	52,972,024	Ps.	53,038,993	Ps.	99,503,013	Ps.	237,500,958	Ps.	536,659,581

Notes to table:

(1)	Balance includes debt denominated in Pounds sterling and Swiss francs, carrying different interest rates.
(2)	Includes financing from foreign banks for Ps. 377,935,400 and Ps. 349,697,339 as of December 31, 2005 and 2004, respectively.
(3)	As of December 31, 2005 and 2004 the rates were as follows: LIBOR, 4.70% and 2.78%, respectively; the Prime rate in Japanese yen, 1.375% and 1.375%, respectively; the rate for bank acceptances was 0.75%; the CETES 8.81% for 91 days and 8.66% for 182 days and 6.17% for 91 days and 6.74% for 182 days, respectively; TIIE 8.95% and 6.2889%, respectively.

Beginning in 2005, the notes payable to contractors are included within long-term debt. The total amounts payable to contractors at December 31, 2005 and December 31, 2004 are set forth below:

	2005		2004
Total notes payable to contractors(a)(b)(c)	Ps.	11,513,644	Ps.	13,806,975
Less: Current portion of notes payable to contractors		(2,624,301)		(2,145,798)

Notes payable to contractors (long-term)	Ps.	8,889,343	Ps.	11,661,177

(a)	On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the “Ing. Héctor R. Lara Sosa” refinery in Cadereyta, N.L.

The original amount of the financed public works contract was U.S. $1,618,352 (Ps. 17,442,112), plus a financing cost of U.S. $805,648 (Ps. 8,683,032), due in twenty semi-annual payments of U.S. $121,200 (Ps. 1,306,257). The original amount of the unit-price public works contract was U.S. $80,000 (Ps. 862,216), including a financing cost of U.S. $47,600 (Ps. 513,019) payable monthly based on the percentage of completion. At December 31, 2005 and 2004, the outstanding balances of the respective contracts were Ps. 9,662,755 and Ps. 12,226,964, respectively.

(b)	On June 25, 1997, PEMEX entered into a 10-year service agreement, with a contractor for a daily fee of U.S. $82.50 for the storage and loading of stabilized petroleum by means of a floating system (“FSO”). At December 31, 2005 and 2004, the outstanding balances were Ps. 736,589 and Ps. 1,008,984, respectively

(c)	PEMEX has Multiple Services Contracts (MSCs) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the MSCs, the contractors manage the work-in progress, which are classified as development, infrastructure and maintenance. As of December 31, 2005 and 2004, PEMEX has an outstanding payable amount of Ps. 1,114,300 and Ps. 571,027, respectively.

NOTE 10—SALE OF FUTURE ACCOUNTS RECEIVABLE:

On December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services B.V. entered into several agreements with Pemex Finance, Ltd. (“Pemex Finance”), a limited liability company which was organized under the laws of the Cayman Islands. Under these agreements, Pemex Finance purchases certain existing accounts receivable for crude oil from Pemex-Exploration and Production and PMI, either already existing or to arise in the future. The current and future accounts receivable sold are those generated from the sale of Maya crude oil to designated customers in the United States, Canada, and Aruba. The net resources obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS (see Note 2d.). For the year ended December 31, 2005, 2004 and 2003, the sales under these agreements were Ps. 182,777,061, Ps. 171,688,689 and Ps. 132,617,158, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Although the agreements between Petróleos Mexicanos, Pemex-Exploration and Production, PMI, P.M.I. Services, B.V. and Pemex Finance establish short-term payment obligations, it is not expected that current receivables will have to be used in the short term to cover those obligations, because those receivables are constantly being regenerated. Additionally, Pemex Finance has a proven continuous ability to contract debt in the international market sufficient to sustain the acquisition of accounts receivable from PEMEX.

Until 2004, the amount of the “sale of future accounts receivable” was shown as a long-term liability in the consolidated financial statements (see Note 2c).

NOTE 11—FINANCIAL INSTRUMENTS:

During the normal course of business, PEMEX is exposed to foreign currency risk, interest rate risk, hydrocarbon price risk and credit risk. These risks create volatility in earnings, equity, and cash flows from period to period. PEMEX uses derivative instruments to eliminate or limit many of these risks.

PEMEX has established general risk management guidelines for the use of derivative instruments.

Each Subsidiary Entity using derivative instruments has also adopted specific guidelines and policies to manage their respective risk. The guidelines established by the Subsidiary Entities operate within the PEMEX risk management structure.

The Risk Management Committee of PEMEX, comprised of representatives of PEMEX, the Central Bank of Mexico, the Ministry of Finance and Public Credit, and PMI, authorizes PEMEX’s hedging strategies and submits the risk management policies for the approval of the Board of Directors of Petróleos Mexicanos (the “Board of Directors”).

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

(ii)	Counterparty risk from the use of derivative financial instruments

PEMEX is exposed to credit (or default) risk through the use of derivative instruments. When the fair value of the derivate is positive, PEMEX is exposed to the credit risk of the counterparty, i.e., the risk that the counterparty fails to fulfill its performance obligations under the derivative contract. When the fair value of a derivative contract is negative, this indicates that PEMEX owes the counterparty, which means that it does not assume a credit risk.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

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

PEMEX’s interest rate risk hedging strategy reduces the volatility of PEMEX’s operating cash flows for long-term debt commitments. Interest rate derivatives allow PEMEX to have an adequate mix of fixed and variable rates in its debt portfolio.

PEMEX’s financial derivative operations consist mainly of fixed interest rate swaps under which PEMEX is entitled to receive payments based on LIBOR and Mexican interest rates.

(iv)	Exchange rate risk management

As a currency exchange rate risk hedging policy, PEMEX utilizes cross-currency swaps to hedge against adverse changes in currency exchange rates for loans issued in currencies other than the U.S. dollar or Mexican Peso. Since a significant amount of PEMEX’s revenues is denominated in U.S. dollars, PEMEX generally obtains loans in U.S. dollars. However, PEMEX also carries debt in currencies other than the U.S. dollar to take advantage of the financing terms available in these foreign currencies.

PEMEX has traditionally contracted currency swaps as a hedging strategy against exchange fluctuations of the debt issued in currencies other than the U.S. dollar. These foreign currency financial derivatives have been established to translate the amounts of various bonds issued in other currencies into U.S. dollars.

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

Natural gas:

Pemex-Gas and Basic Petrochemicals offers its customers financial instruments as a value added service and PEMEX provides various hedging contracts to its customers in order to give them the option of protecting against fluctuations in the price of its products.

As part of the policies of the Federal Government for promoting economic growth, during the fourth quarter of 2003, the Ministry of Energy announced a new program for hedging natural gas prices that PEMEX could offer to domestic customers for the years 2004 through 2006. Sales under this program represent approximately 20% of all of PEMEX’s domestic industrial natural gas sales.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

PEMEX decided to modify its traditional risk profile for natural gas in order to mitigate the volatility of income arising from natural gas sales. This strategy represents approximately 10% of overall natural gas sales and does not leave PEMEX with basis risk exposure, because the derivative is valued using the same market reference price used to price natural gas sales.

Crude oil:

PEMEX does not generally enter into any long-term hedges against fluctuations in crude oil prices due to the fiscal regime, through which it transfers, via taxes and duties, most of the risk in the price of this commodity to the federal government. However, during 2005, PEMEX entered into a short-term oil price hedging strategy by purchasing options that would guarantee a minimum price for approximately 7% of the total crude oil production for that year. These instruments were acquired in February and March. These options expired on December 31, 2005, and were not exercised due to the high price of crude oil.

(vi)	Investment portfolio risk management

At December 31, 2003, PEMEX held two equity swaps in respect of a total of 40,107,485 shares of Repsol whose market value at that date was 19.47 U.S. dollars per share. Those swaps matured in January of 2004 and were not renewed.

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

The following is a summary of the methods and assumptions for the valuation of the derivative financial instruments that PEMEX utilizes:

•	The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows at fair value as of the balance sheet date, using market quotations for the instruments’ remaining life.

•	Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

•	Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

(viii)	Embedded derivatives

With respect to the Exchangeable Bonds issued by RepCon Lux, S.A., PEMEX has determined that the option holders’ right to request to exchange their Exchangeable Bonds for shares of Repsol YPF, S.A., was an embedded derivative. Accordingly, this embedded derivative had to be separated from the underlying debt instrument, recorded at fair value and accounted for separately within the balance sheet.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

(ix)	Operations with derivative financial instruments

PEMEX enters into derivative transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities. Nonetheless, some of these transactions do not qualify for hedge accounting and therefore are recorded in the financial statements as entered into for trading purposes, despite the fact that their profits or losses are offset by the profits or losses of the positions to which they relate.

As part of Pemex’s client-based approach, it offers natural gas derivatives to its clients. As mentioned above, its benchmark is the market price; therefore, Pemex enters into derivative transactions with the opposite position in order to offset the effect of the derivatives offered to its clients. Bulletin C-10 does not allow derivative positions to serve as hedges for other derivatives. Therefore, these operations are treated for accounting purposes as entered into for trading purposes. However, given that they have offsetting effects, PEMEX is only exposed to the basis risk arising from the difference between the index offered to clients and the underlying index related to the offsetting position.

As of December 31, 2005, the fair value of the derivative instruments was Ps. (15,559,108). This amount includes the derivative instruments designated as cash flow hedges and their fair value of Ps. (6,517,352) was recorded under comprehensive loss.

The following table shows the fair value and the notional value of the amounts of the over-the-counter derivative instruments, outstanding as of December 31, 2005, which are designated as cash flow hedges:

	Notional		Fair Value
Interest rate swaps:
Pay fixed / receive variable	Ps.	17,493,163	(Ps.	1,428,493)

Natural gas swaps:
Pay variable / receive fixed	Ps.	4,455,088	(Ps.	4,916,858)

Derivative instruments designated as cash flow hedges having the same critical characteristics as the item being hedged are considered to be fully effective.

In light of the foregoing, these instruments do not have an impact in earnings due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flow affect earnings.

When the derivative instruments designated as cash flow hedges do not present the same critical characteristics as the hedged item, the inefficient portion of the fair value is recognized in earnings, and the efficient portion is recognized as part of equity through other comprehensive income.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income have to remain in this account and be reclassified into earnings at the same time as the hedge item cash flows affect earnings; however, from that date forward the derivative instrument will lose the hedge accounting treatment.

On December 31, 2005, only an interest-rate swap designated as a cash flow hedge had lost the hedge accounting treatment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

During 2005, a net loss of Ps. 3,778,772 was reclassified from other comprehensive income into earnings and it is estimated that in 2006, a net loss of Ps. 5,480,522 will be reclassified from other comprehensive income into earnings.

The following table shows the fair value of the notional amounts of the exchange-traded derivative instruments as of December 31, 2005, treated for accounting purposes as entered into for trading purposes:

	Notional Value		Fair Value
Natural gas futures:
Purchase	Ps.	608	Ps.	37
Sale		630		184

The following table shows the fair value and the notional amounts of the over-the-counter derivative instruments as of December 31, 2005, treated for accounting purposes as entered into for trading purposes:

	Notional Amount		Fair Value
Cross-currency swaps:
Pay U.S. Dollar / Receive Pounds sterling	Ps.	8,393,834	Ps.	268,489
Pay U.S. Dollar / Receive Japanese Yen		12,585,088		(869,740)
Pay U.S. Dollar / Receive Euros		57,004,225		(3,476,905)

Natural gas swaps:
Pay fixed / receive variable	Ps.	8,079,264	Ps.	984,065
Pay variable / receive fixed		5,281,234		(915,135)
Pay variable / receive variable		2,240,019		(68,093)

Natural gas options:
Pay fixed / receive variable			Ps.	(2,272)
Pay variable / receive fixed				891
Pay variable / receive variable				8,684

Note:	The exchange rate is equal to Ps. 10.7777 per Dollar.

During 2005, PEMEX recognized a net loss of Ps. 5,195,270 in comprehensive financing cost and a decrease in the cost of sales of Ps. 65,202, related to the operations with derivative instruments treated for accounting purposes as entered into for trading purposes.

The following table shows the interest rate swaps’ notional amount and fair value at December 31, 2004:

	2004
	Notional Amount		Fair Value
Interest rate swaps	Ps.	12,513,876	Ps.	(131,693)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The following table shows the notional amounts of cross-currency swaps and their respective fair values at December 31, 2004:

	2004
	Notional Amount		Fair Value
Pounds sterling to U.S. dollars	Ps.	8,497,208	Ps.	1,289,069
Japanese yen to U.S. dollars		13,405,145		2,292,394
Euros to U.S. dollars		43,154,825		4,651,255

The following table indicates the natural gas derivative instrument, and their fair value at December 31, 2004:

	2004 Fair Value
Swaps	(Ps.	3,122,776)
Options		4,839
Futures		62,193

The estimated fair value of financial instruments other than derivatives for which it is practicable to estimate their value, as of December 31, 2005 and 2004, in nominal terms, is as follows:

	2005				2004
	Carrying value		Fair value		Carrying value		Fair value
Assets:
Cash and cash equivalents	Ps.	120,826,589	Ps.	120,826,589	Ps.	84,872,231	Ps.	84,872,231
Accounts receivable, notes and other		117,880,340		117,880,340		90,273,995		90,273,995
Financial instruments		3,473,583		3,473,583

Liabilities:
Suppliers		30,960,550		30,960,550		24,322,630		24,322,630
Accounts and accumulated expenses payable		10,382,503		10,382,503		22,881,389		22,881,389
Sale of future accounts receivable		—		—		36,685,689		36,685,689
Taxes payable		68,005,297		68,005,297		44,136,805		44,136,805
Derivative financial instruments		19,032,691		19,032,691
Current portion of long-term debt		36,095,017		36,095,017		49,141,680		49,141,680
Long-term debt		501,592,619		556,513,249		405,834,318		439,292,228

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

NOTE 12—LABOR OBLIGATIONS:

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

Beginning January 1, 2005, PEMEX adopted the revised Bulletin D-3 and now recognizes its obligations related to severance payments paid to employees upon dismissal.

For the years ended December 31, 2005 and 2004, PEMEX contributed Ps. 14,038,276 and Ps. 1,866,856, respectively, to the pension plan, seniority premium plan and other post retirement benefits plan.

The 2005 pension plan and seniority premium liabilities are as follows:

	December 31, 2005
	Pension		Seniority premium		Indemnity		Total
Vested benefit obligation	Ps.	145,084,985	Ps.	13,102,013	Ps.	1,201,840	Ps.	159,388,838
Nonvested benefit obligation		107,526,530		54,044		17,817		107,598,391

Current benefit obligation		252,611,515		13,156,057		1,219,657		266,987,229
Less: Plan assets		(1,397,806)		(16,266)		—		(1,414,072)

Net current liability		251,213,709		13,139,791		1,219,657		265,573,157
Net projected liability		(147,354,600)		(16,015,924)		(1,518,327)		(164,888,851)

Additional liability	Ps.	103,859,109	Ps.	67,937	Ps.	17,817	Ps.	103,944,863

Projected benefit obligation	Ps.	256,535,529	Ps.	13,552,494	Ps.	1,235,593	Ps.	271,323,616

Less: Plan assets		(1,397,806)		(16,266)		—		(1,414,072)

Items to be amortized over the next 13 and 14 years:
Transition obligations		(69,812,839)		(3,497,599)		(17,818)		(73,328,256)
Prior service costs and plan amendments		(6,895,338)		(270,452)		—		(7,165,790)
Variations in assumptions and adjustments for experience		(31,074,946)		6,247,747		300,552		(24,526,647)

Total of unamortized items		(107,783,123)		2,479,696		282,734		(105,020,693)

Net projected liability	Ps.	147,354,600	Ps.	16,015,924	Ps.	1,518,327	Ps.	164,888,851

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

	December 31, 2005
	Pension		Seniority premium		Indemnity		Total
Net cost for the period for seniority premium, pension plan and indemnities:
Service cost	Ps.	5,183,958	Ps.	745,332	Ps.	103,804	Ps.	6,033,094
Financial cost		18,265,810		1,061,056		109,078		19,435,944
Return on plan assets		(171,618)		(651)		—		(172,269)
Transition obligation		5,335,518		366,502		1,277		5,703,297
Prior services and plan amendments		302,997		34,631		—		337,628
Variations in assumptions and adjustments for experience		175,084		(331,205)		—		(156,121)
Inflation adjustment		967,020		62,150		7,030		1,036,200

Total net cost for the year		30,058,769		1,937,815		221,189		32,217,773
Recognition of severance payments		—		—		1,298,705		1,298,705

Net cost of the period and recognition of severance payments	Ps.	30,058,769	Ps.	1,937,815	Ps.	1,519,894	Ps.	33,516,478

2004 and 2003 liabilities are as follows:

	December 31, 2004						December 31, 2003
	Pension		Seniority premium		Total		Total
Vested benefit obligation	Ps.	131,659,246	Ps.	2,734,925	Ps.	134,394,171	Ps.	119,509,593
Nonvested benefit obligation		88,590,162		9,167,395		97,757,557		104,295,844

Current benefit obligation		220,249,408		11,902,320		232,151,728		223,805,437
Less: Plan assets		(2,567,683)		(10,827)		(2,578,510)		(14,292,130)

Net current liability		217,681,725		11,891,493		229,573,218		209,513,307
Less: Net projected liability		(131,487,350)		(14,218,992)		(145,706,342)		(118,131,995)

Additional liability	Ps.	86,194,375	Ps.	—	Ps.	86,194,375	Ps.	129,684,938

Projected benefit obligation	Ps.	226,830,068	Ps.	12,776,647	Ps.	239,606,715	Ps.	238,152,008

Less: Plan assets		(2,567,683)		(10,827)		(2,578,510)		(14,292,130)

Items to be amortized over the next 14 and 15 years:
Transition obligations		(75,324,750)		(3,876,164)		(79,200,914)		(88,138,493)
Prior service costs and plan amendments		(4,272,154)		(301,379)		(4,573,533)		(3,613,349)
Variations in assumptions and adjustments for experience		(13,178,131)		5,630,715		(7,547,416)		(13,976,041)

Total of unamortized items		(92,775,035)		1,453,172		(91,321,863)		(105,727,883)

Net projected liability	Ps.	131,487,350	Ps.	14,218,992	Ps.	145,706,342	Ps.	118,131,995

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

	December 31, 2004						December 31, 2003
	Pension		Seniority premium		Total		Total
Net cost for the period for seniority premium and pension plan:
Service cost	Ps.	5,753,573	Ps.	821,168	Ps.	6,574,741	Ps.	5,851,977
Financial cost		17,350,478		1,152,254		18,502,732		17,113,232
Return on plan assets		(645,768)				(645,768)		(1,119,063)
Transition obligation		5,238,983		356,839		5,595,822		5,655,032
Prior services and plan amendments		249,010		29,314		278,324		155,566
Variations in assumptions and adjustments for experience		183,798		(46,818)		136,980		55,447
Inflation adjustment		1,454,995		120,050		1,575,045		1,099,559

Total net cost for the year	Ps.	29,585,069	Ps.	2,432,807	Ps.	32,017,876	Ps.	28,811,750

Rates used in calculating benefit obligations and plan benefits:

	December 31,
	2005	2004	2003
Discount rate	4.50%	4.59%	4.59%
Rate of increase in compensation levels	0.50%	0.92%	0.92%
Rate of increase in costs of other post-retirement benefits	0.50%	0.92%	0.92%
Expected long term rate of the return on plan assets	5.00%	5.50%	5.50%

	December 31,
	2005		2004		2003
Other post-retirement benefit plans:
Obligations for other post-retirement benefits	Ps.	200,973,749	Ps.	173,439,732	Ps.	102,461,642
Less:
Pending items of amortization relative to those benefits		(94,144,046)		(89,904,451)		(39,657,173)

Net liability for other post-retirement benefits	Ps.	106,829,703	Ps.	83,535,281	Ps.	62,804,469

	December 31,
	2005		2004		2003
Net cost for other post-retirement benefits:
Service cost	Ps.	3,856,677	Ps.	3,642,338	Ps.	2,293,719
Financial cost		14,337,228		12,113,374		7,951,267
Transition obligation		5,929,869		5,820,593		2,648,425
Prior services and plan amendments cost		4,147,944		209,655		219,325
Variations in assumptions and adjustments for experience		(3,530,489)		(108,553)		(115,178)
Inflation adjustment		824,232		1,125,241		516,846

Total net cost for the year	Ps.	25,565,461	Ps.	22,802,648	Ps.	13,514,404

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

	December 31,
	2005		2004
Expected obligations for other post-retirement benefits related to retired employees and active employees that have become vested	Ps.	120,154,237	Ps.	107,307,357
Portion of the post-retirement benefits for other employees based on years of service		80,819,512		66,132,375

Total accumulated obligation for other post-retirement benefits	Ps.	200,973,749	Ps.	173,439,732

The effect of increasing by one percent the rate used in estimating the increase in the cost of other post-retirement benefits, with no change in other assumptions, is a follows:

Total labor cost and financial cost	Ps.	17,953,025	Ps.	5,487,463

Accumulated post-retirement benefit obligation	Ps.	243,780,967	Ps.	50,768,634

Since 1995, PEMEX has recognized the liability and cost for supplemental payments for gas, gasoline and basic food supplies, in accordance with guidelines of Bulletin D-3, “Labor Obligations”, in effect at that date. However, beginning in 2004, these liabilities were recalculated to include medical service liabilities in accordance with guidelines of revised Bulletin D-3. In addition, the actuarial calculations and disclosures related to pension plan, seniority premium and post-retirement benefits were separated. Therefore, the additional liability decreased as compared as 2003 due to the guidelines of the revised Bulletin D-3 which do not require that an additional liability be established for other post-retirement benefits.

NOTE 13—COMMITMENTS:

a.	Petróleos Mexicanos is jointly responsible for all the liabilities that the Master Trust (constituted November 10, 1998 with The Bank of New York and The Bank of New York (Delaware) contracts. The principal propose of the Master Trust is the administration of financial resources to finance projects designated by Petróleos Mexicanos. The unpaid balance of the liabilities of the Master Trust, which are guaranteed by Petróleos Mexicanos, derive from the resources that it obtains for the development of the PIDIREGAS projects, on December 31, 2005, is Ps. 378,929,073 (U.S.$ 35,158,621), which is allocated as follows: resources obtained under the protection of the agreement of derivation of funds is equal to Ps. 24,217,486 (U.S.$ 2,246,999) and resources obtained from financial institutions is equal to Ps. 354,711,587 (U.S.$ 32,911,622). The outstanding balance on December 31, 2004, was equal to Ps. 370,720,009 (U.S.$ 31,848,191), which is allocated as follows: the resources obtained under the protection of the agreement of derivation of funds Ps. 40,917,207 (U.S.$ 3,515,157), and the resources obtained of financial institutions Ps. 329,802,802 (U.S.$ 28,333,034).

b.	Petróleos Mexicanos is jointly responsible as guarantor for all the liabilities of the Fideicomiso F/163 (constituted on October 17, 2003 and administered until July 31, 2004, by Bank Boston S.A. and from August 1, 2004 until the date of issuance of these financial statements by JP Morgan Bank), which issues certificados bursatiles (publicly-traded notes) and enters into other financings, in accordance with instructions provided by Petróleos Mexicanos. The resources that are obtained from these financings are destined to cover peso-denominated payment obligations incurred by PIDIREGAS projects. The outstanding balance of the Fideicomiso F/163 on December 31, 2005 and 2004, is Ps. 106,449,777 and Ps. 63,956,971, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

c.	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At December 31, 2005 and 2004, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 15,141,829 and Ps. 19,096,059, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The future payments in connection with this contract are estimated as follows:

2006	Ps.	2,371,373
2007		2,310,159
2008		1,592,950
2009		1,242,335
2010		1,242,335
2011 and thereafter		6,382,677

Total	Ps.	15,141,829

d.	During 2005 and 2004, PEMEX, has implemented MSCs. In connection with these contracts the contractor, on his own cost, has to administer and support the execution of the works of the MSCs, which are grouped in the categories of development, infrastructure and maintenance. The estimated value of the MSCs, on December 31 is as follows:

Date of contracting	Block	2005		2004
February 9, 2004	Olmos	U.S.$	343,574	U.S.$	343,574
November 21, 2003	Cuervito		260,072		260,072
November 28, 2003	Misión		1,035,580		1,035,580
November 14, 2003	Reynosa-Monterrey		2,437,196		2,437,196
December 8, 2003	Fronterizo		264,977		264,977
December 9, 2004	Pandura-Anáhuac		900,392		—
March 23, 2005	Pirineo		645,295		—

Total		U.S.$	5,887,086	U.S.$	4,341,399

e.	PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for crude oil with foreign companies in international markets for approximately 792,000 barrels per day. The terms and conditions of these contracts are particular for each customer. These contracts contain minimum mandatory periods. Current expiration of these contracts is between one and three years and there is one of them which expires in 2023 for 170,000 barrels per day.

f.	At December 31, 2005 and 2004, PEMEX had entered into contracts with various contractors for an approximate amount of Ps. 226,792,349 and Ps. 155,239,285. These contracts are for the development of PIDIREGAS over the next 18 years.

NOTE 14—CONTINGENCIES:

a.	In the normal course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Unless specifically mentioned in this Note, PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made any accruals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

b.	PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecological Equilibrium and Protection of the Environment, or the “Environmental Law”). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improvement plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded a reserve for environmental remediation as of December 31, 2005 and 2004 of Ps. 1,418,714 and Ps. 1,594,677, respectively. That reserve is included in long-term liabilities in the balance sheet.

c.	At December 31, 2005, PEMEX is involved in various civil, tax, criminal administrative and labor lawsuits for a total amount of Ps. 13,767,793, which is similar to the amounts as of December 31, 2004. At December 31, 2005 and 2004, PEMEX has accrued a reserve of Ps. 1,578,659 and Ps. 1,631,271, respectively, related to those contingencies, although final resolutions are still pending.

d.	PEMEX is currently involved in an arbitration with Conproca, S.A. de C.V. (“Conproca”) arising out of public works contracts. Based on the latest filings made before the International Arbitration Court, the claim filed by Conproca is for U.S. $623,801 and the counterclaim filed by PEMEX is for the amount of U.S. $907,600.

Currently, the arbitration is in its evidentiary stages. The first liability hearing was held during the first week of February 2006. Pursuant to the procedural schedule the next steps of the arbitration are: 1) the filing of allegation writs related to the first liability hearing have to be made by the parties; 2) the International Arbitration Court will issue an opinion with its conclusions of the first liability hearing: and 3) a final liability hearing will be held in January 2007.

e.	The Comisión Federal de Competencia (Federal Competition Commission) issued a resolution against PEMEX for alleged monopolistic practices in connection with exclusivity clauses contained in various agreements related to the sale of lubricants and automotive oil. The resolution requires the following measures to be taken:

•	amend the joint venture agreements, trademark license agreements, supply franchise agreements and any documents with an exclusivity clause;

•	execute amendments with the franchised retail services stations to adjust franchise and supply contracts; and

•	inform the legal representatives of retail service stations of the resolution issued by the Federal Competition Commission.

As of this date, PEMEX has filed two appeals for constitutional relief, referred to as an amparo, against this resolution. One appeal was granted favorably in the first instance, but was challenged through an appeal for review and a resolution is still pending. PEMEX has not accrued any reserve for this claim.

f.

Mecánica de la Peña, S.A. de C.V. and Mecapeña, S.A. de C. V has filed several claims related to certain contracts entered into with a Subsidiary Entity. As of this date, no judgment has been pronounced against the Subsidiary Entity in connection with such claims. Although a final judgment has not been pronounced,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

several resolutions have been pronounced in favor of the Subsidiary Entity in connection with the claims filed by the Subsidary Entity against Mecánica de la Peña, S.A. de C.V., Afianzadora Sofimex, S.A. and the Mexican Petroleum Institute. As of this date, the resolution of an amparo filed by the Subsidiary Entity is still pending. The amounts of U.S. $2,240 and U.S. $2,550, the object of two claims, have not been recovered by the Subsidiary Entity.

g.	The Federal Commission of Competition has implemented certain administrative procedures against a Subsidiary Entity. As of this date, two resolutions have been issued under the administrative procedures (No. IO-62-97, dated July 10, 2003 and IO-14-99 dated November 27, 2003). An amparo against such resolutions filed by Impulsora Jalisciense, S.A. de C.V. was denied. Consequently, we are waiting for a notification from the Federal Commission of Competition notifying the Subsidiary Entity that the six-month term to comply with these resolutions has been renewed. A fine for an amount of 1,500 times the prevailing minimum wage (Salario Mínimo Vigente) in the Federal District for every day elapsed without compliance with these resolutions has not been ordered.

h.	Combustibles de Oriente, S.A. de C.V. filed a commercial claim (No. 75/99) against a Subsidiary Entity. On August 16, 2004, a resolution was issued in which the Subsidiary Entity was ordered to pay Ps. 221,158 to this distributor, and the distributor was ordered to pay Ps. 31,143 for unpaid invoices. After the amounts were compensated, PEMEX paid Ps. 190,015 to the distributor on January 28, 2005, and the total amount was liquidated. The distributor filed a new motion for expenses, court costs and interest in the amount of Ps. 21,267 and Ps. 44,677, respectively. As of this date, a resolution is still pending.

i.	Construcciones Industriales del Golfo, S.A. de C. V. filed a commercial claim (No. 30/2000) against Petróleos Mexicanos and a Subsidiary Entity in connection with public work contract no. STI-CEPE-06/92. The Subsidiary Entity was ordered to pay U.S.$4,358,730 for additional works performed and not paid and U.S.$ 229,950 for financial expenses plus 6% in interest. These amounts were ordered by the Third District Civil Court in the Federal District on August 25, 2005. The final judgment is still pending due to an amparo filed by the contractor.

NOTE 15—EQUITY:

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

In December 1997, the Board of Directors and the Mexican Government agreed to an equity reduction of the Certificates of Contribution “A” in exchange for a cash payment to the Mexican Government of Ps. 12,118,050 in nominal terms (U.S. $1,500,000). Petróleos Mexicanos and the Ministry of Finance and Public Credit agreed upon a corresponding reduction in the future payments of the minimum guaranteed dividend.

As a result, the Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” (nominal value)	Ps.	10,222,463

Inflation restatement increase		79,582,840

Certificates of Contribution “A” in Mexican pesos of December 31, 2005 purchasing power	Ps.	89,805,303

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt on December 1990. The minimum guaranteed dividend consists of the payment of principal and interest in the same terms and conditions as those originally agreed upon with international creditors until the year 2006, at the exchange rates in effect as of the date payments are made. Such payments must be approved annually by the Board of Directors.

During 2005 and 2004, Petróleos Mexicanos paid Ps. 15,283,418 and Ps. 10,734,035, respectively, to the Mexican Government in advance on account of the minimum guaranteed dividend. These payments will be applied to the final amount that the Board of Directors approves as the total annual dividend, which is usually in the following fiscal year.

The balance in favor of the Mexican Government, on December 31, 2005, was U.S$ 873,647 (Ps. 9,418,069).

On various dates during 2004, the Mexican Government transferred amounts to Petróleos Mexicanos totaling Ps. 34,099,791 in respect of the duty for infrastructure paid by PEMEX during the year. On November 4, 2004, the Board of Directors of Petróleos Mexicanos approved the increase in equity of the Subsidiary Entities in that amount. According to the Ley de Ingresos de la Federación (“Federal Income Law”), these amounts are to be utilized for infrastructure works in exploration, refining, gas and petrochemicals. Pursuant to an agency agreement (comisión mercantil) signed with Banco Santander Serfín, S.A., as agent, PEMEX transferred cash totaling Ps. 33,725,238, which was reflected as an increase to the equity of the Subsidiary Entities.

On March 2, 2005, the Board of Directors of Petróleos Mexicanos approved the transfer by Petróleos Mexicanos to the agency agreement of Ps. 374,550 for infrastructure works, which increased Pemex-Exploration and Production’s equity. The remaining amount in the agency agreement is Ps. 1,122,091.

According to the Federal Income Law for the fiscal year ended December 31, 2004, and to the Federal Budget of Expenses Decree for 2005, the Mexican Government transferred amounts to Petróleos Mexicanos for infrastructure that increased the Subsidiary Entities’ equity as follows:

“Aprovechamiento para Obras de Infraestructura” (Infrastructure duty) (“AOI”), in accordance with Federal Income Law for 2004(1)	Ps.	594,987

“Aprovechamiento sobre Rendimientos Excedentes” (Excess Gain Duty) (“ARE”), Federal Budget of Expenses Decree for 2005		22,067,471

Federal Budget of Expenses Decree for 2005		22,162,900

		44,825,358
Not paid		(594,987)

Total	Ps.	44,230,371

(1)	Funds for Ps. 594,987 received for the AOI will be capitalized in the Subsidiary Entities in 2006.

Funds received for the ARE and those received in accordance with the Federal Budget of Expenses Decree were capitalized in the Subsidiary Entities and in Petróleos Mexicanos in 2005.

As of December 31, 2005, PEMEX has negative equity; however, it has not stopped complying with its contractual obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

NOTE 16—COMPREHENSIVE LOSS:

Comprehensive loss for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Net loss for the year	(Ps.76,282,350)	(Ps.26,345,302)	(Ps.44,178,998)
Effect of restatement of the year, net	7,580,524	(4,832,792)	6,125,448
(Application) increase in specific oil-field exploration and depletion reserve, net	—	—	(14,189,051)
Other	(26,591,197)	(7,208,067)	—

Comprehensive loss for the year	(Ps.95,293,023)	(Ps.38,386,161)	(Ps.52,242,601)

NOTE 17—SEGMENT FINANCIAL INFORMATION:

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

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as, from the export of crude oil, through PMI, to international markets. Export sales are made through PMI to approximately 25 major customers in various foreign markets. Less than half (approximately 45%) of PEMEX crude is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Refining’s sales are to third parties and occur within the domestic market. The entity supplies the Comisión Federal de Electricidad (“CFE”) with a significant portion of its fuel oil production. Pemex-Refining’s most profitable products are the different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues for the entity are obtained through the sale of ethane and butane gas.

•	Pemex-Petrochemicals engages in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products, with the higher revenue generating products being methane derivatives, ethane derivatives and aromatics and derivatives.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Following is the condensed financial information of these segments:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2005:
Sales—
Trade	Ps.	—	Ps.	353,222,406	Ps.	134,291,465	Ps.	20,216,707	Ps.	420,912,398	Ps.	—	Ps.	928,642,976
Intersegment		716,286,862		38,260,366		82,592,212		8,816,253		122,259,517		(968,215,210)		—
Total net sales		716,286,862		391,482,772		216,883,677		29,032,960		543,171,915		(968,215,210)		928,642,976
Operating income (loss)		525,687,650		(26,770,098)		9,890,873		(9,060,006)		(20,415,278)		19,421,316		498,754,457
Comprehensive financing cost		(8,042,610)		3,574,708		(2,407,000)		3,288,447		12,175,880		(4,110,097)		4,479,328
Net income (loss)		(18,248,376)		(53,266,423)		6,681,722		(16,534,719)		(70,887,572)		75,973,018		(76,282,350)
Depreciation and amortization		39,502,470		8,023,845		3,573,360		995,737		695,339		—		52,790,751
Acquisition of fixed assets		27,322,470		6,055,512		1,793,872		2,326,415		40,596,326		—		78,094,595
Total assets		843,574,596		296,781,530		96,996,258		51,723,397		1,504,877,998		(1,751,393,904)		1,042,559,875

Year ended December 31, 2004:
Sales—
Trade	Ps.	—	Ps.	326,675,570	Ps.	119,916,880	Ps.	17,384,538	Ps.	335,391,475	Ps.	—	Ps.	799,368,463
Intersegment		579,693,486		27,921,845		69,426,501		7,611,461		96,172,451		(780,825,744)		—
Total net sales		579,693,486		354,597,415		189,343,381		24,995,999		431,563,926		(780,825,744)		799,368,463
Operating income (loss)		426,167,164		41,206,810		13,741,342		(8,168,863)		(649,581)		(1,925,083)		470,371,789
Comprehensive financing cost		7,842,819		5,473,295		(162,081)		1,393,069		3,344,345		(10,608,400)		7,283,047
Net income (loss)		(14,125,507)		(22,795,672)		12,040,606		(12,725,525)		(22,754,270)		34,015,066		(26,345,302)
Depreciation and amortization		29,865,992		7,750,718		3,514,142		1,332,077		833,552		—		43,296,481
Acquisition of fixed assets		69,077,201		4,808,231		1,690,885		1,645,756		342,000		—		77,564,073
Total assets		751,292,856		283,849,068		107,654,194		89,311,307		1,064,099,594		(1,317,101,438)		979,105,581

Year ended December 31, 2003:
Sales—
Trade	Ps.	—	Ps.	309,534,588	Ps.	99,522,640	Ps.	11,855,353	Ps.	258,906,437	Ps.	—	Ps.	679,819,018
Intersegment		463,735,986		25,478,801		55,223,506		6,587,592		72,190,733		(623,216,618)		—
Total net sales		463,735,986		335,013,389		154,746,146		18,442,945		331,097,170		(623,216,618)		679,819,018
Operating income (loss)		330,641,698		77,448,345		4,315,934		(10,637,472)		(22,076,414)		19,840,088		399,532,179
Comprehensive financing cost		23,133,311		13,363,208		(719,452)		1,118,276		12,198,284		(15,677,700)		33,415,927
Net income (loss)		1,219,825		(39,368,450)		8,351,781		(15,890,827)		(40,297,239)		41,805,912		(44,178,998)
Depreciation and amortization		30,149,783		8,276,742		3,630,639		1,091,913		921,037		—		44,070,114
Acquisition of fixed assets		53,322,244		14,252,231		3,840,131		1,767,844		583,457		—		73,765,907
Total assets		640,256,509		223,574,767		91,913,694		64,662,197		877,972,914		(979,381,873)		918,998,208

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

NOTE 18—NEW FISCAL REGIME:

The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and its Subsidiary Entities, effective January 1, 2006. The new fiscal regime contemplates a gradual transition over four years from the prior fiscal regime to a less onerous regime under which PEMEX will be able to operate as an efficient oil and gas company and deduct costs of oil and gas exploration from the payment of taxes, which will have the effect of promoting greater exploration and production activities.

PEMEX believes that the new fiscal regime will contribute to an improvement of its financial position since the debt incurred for financing investment projects will decrease at a similar level as the savings in taxes between the new and old regime.

The new fiscal regime consists of the following taxes:

The Ordinary Hydrocarbons Duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions; for the first four years, the rate will depend upon the observed price and the year. After this transition period, the applicable rate will be 79%.

The Extraordinary Duty on Crude Oil Exports applies a rate of 13.1% to the price differential between the annual weighted average price of the Mexican barrel of crude oil and the price established by the Income Law multiplied by the exported volume. This duty is to be deducted from the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The proceeds from this duty will be destined to the states through the Oil Revenues Stabilization Fund.

In addition, with the new tax regime Petróleos Mexicanos and the industrial Subsidiary Entities (Pemex Refining, Pemex-Gas and Basic Petrochemicals and Pemex Petrochemicals) will pay the Hydrocarbon Income Tax on the difference between revenues, costs and expenses. This tax treatment is equivalent to the regular income tax applied to all Mexican Corporations.

As a result of the new fiscal regime to be effective as of January 1, 2006, PEMEX will generate deferred taxes.

NOTE 19—NEW ACCOUNTING PRONOUNCEMENTS:

As of May 31, 2004, MIPA formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, MIPA’s task of issuing bulletins and circulars of Mexican GAAP was transferred to CINIF, which subsequently renamed standards of Mexican GAAP as Normas de Información Financiera (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (1) new bulletins established under the new function; (2) any interpretations issued thereof; (3) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (4) International Financial Reporting Standards, or IFRS, that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to attain greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework to

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The Conceptual Framework is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The most significant changes established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•	NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

•	NIF A-7 requires the presentation of comparative financial statements for at least with the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the names of the officers or administrative bodies authorizing the related issuance.

•	NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, we have not fully assessed the effects of adopting these new standards on its financial information.

NOTE 20—DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

PEMEX’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). In accordance with Bulletin B-10, as discussed in Note 2b. to the financial statements, all of the related U.S. GAAP adjustments have also been restated to reflect the effects of inflation. The application of B-10 represents a comprehensive measure of the effects of price level changes and is considered to result in a more meaningful presentation than historical cost-based financial reporting in an environment such as Mexico. None of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP have been eliminated in the U.S. GAAP reconciliation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The differences between Mexican GAAP and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net income and shareholders’ equity as of and for the years ended December 31:

I.    Differences in measurement methods:

As discussed in Note 18, during 2005, a new fiscal regime, which is applicable only for PEMEX and its subsidiary entities, was enacted. The new fiscal regime becomes effective January 1, 2006 and PEMEX, therefore began recognizing the impact of deferred taxes in 2005. As such, the 2005 U.S. GAAP adjustments include the impact of the adjustments on deferred taxes relating to this new regime. For the years ended December 2004 and 2003, the loss represents pre-tax loss under the previous tax regime. Loss for the years ended in December 31, is reconciled as follows:

	2005	2004	2003
Net loss for the year under Mexican GAAP	(Ps. 76,282,350)	(Ps. 26,345,302)	(Ps. 44,178,998)

U.S. GAAP adjustments:
Exploration and drilling costs, net (a)	(1,435,487)	(1,466,765)	(20,960,667)
Pensions and seniority premiums (b)	937,767	773,071	604,413
Post-retirement benefits (c)	3,126,227	(2,746,990)	(9,395,443)
Accrued vacation (d)	(15,480)	131,112	(28,127)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net (e)	(7,822,926)	855,385	(469,370)
Capitalization of interest, net (f)	1,786,021	2,014,849	1,869,606
Impairment, net (g)	5,786,140	9,462,828	(2,847,460)
Depreciation convention (h)	725,371	725,371	725,371
Derivative financial instruments (i)	954,824	5,977,780	2,256,287
Sales of shares of Repsol (j)	—	698,833	(604,741)
Profit in inventory (k)	(2,571,322)	1,073,994	(112,958)
Available-for-sale investment securities (m)	(768,936)	(5,196,749)	—
Effects of inflation accounting on U.S. GAAP adjustments (o)	191,618	597,777	1,066,106
Deferred taxes (p)	410,012	—	—
Reclassification of Pemex Finance net income to minority interest (q)	1,073,715	—	—

Total U.S. GAAP adjustments, net	2,377,544	12,900,496	(27,896,983)

Net loss for the year under U.S. GAAP	(Ps. 73,904,806)	(Ps. 13,444,806)	(Ps. 72,075,981)

Components of U.S. GAAP net loss:
Loss from continuing operations	(Ps. 73,904,806)	(Ps. 13,444,806)	(Ps. 74,263,804)
Cumulative effect of adoption of new accounting standard (n)	—	—	2,187,823

Net loss for the year	(Ps. 73,904,806)	(Ps. 13,444,806)	(Ps. 72,075,981)

Comprehensive loss under U.S. GAAP:
Net loss for the year under U.S. GAAP	(Ps. 73,904,806)	(13,444,806)	(72,075,981)
Other comprehensive income (loss):
Additional minimum pension liability (b)	(18,239,810)	(2,682,023)	—
Derivative financial instruments (i)	(4,567,056)	(7,826,598)	5,459,641
Unrealized gains on available-for-sale investment securities (m)	768,936	3,830,084	4,929,451
(Deficit) surplus in restatement of equity	5,160,524	(4,832,794)	6,125,447

Comprehensive loss	(Ps. 90,782,212)	(Ps. 24,956,137)	(Ps. 55,561,442)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

	2005		2004
Components of accumulated other comprehensive income at December 31:
Derivative financial instruments (i)	(Ps.	6,517,352)	(Ps.	1,950,296)
Additional minimum pension liability (b)		(20,921,832)		(2,682,023)
Unrealized gains on available-for-sale investment securities (m)		9,232,349		8,463,413
Surplus in restatement of equity		141,913,098		136,752,573

Accumulated other comprehensive income	Ps.	123,706,263	Ps.	140,583,667

	2005		2004
Equity is reconciled as follows:
Equity (deficit) under Mexican GAAP	(Ps.	26,869,731)	Ps.	34,454,137

U.S. GAAP adjustments:
Exploration and drilling costs (a)		14,252,898		15,688,385
Pensions and seniority premiums:
Pensions and seniority premiums (b)		(9,091,032)		(10,028,799)
Additional minimum pension liability (b)		6,360,080		4,526,045
Post-retirement benefits (c)		(40,064,463)		(43,190,690)
Accrued vacation (d)		(549,093)		(551,398)
Fixed asset adjustments:
Capitalized gains (losses) of hedging financial instruments, net (e)		(803,151)		7,019,775
Capitalization of interest, net (f)		(10,269,066)		(12,055,087)
Impairment, net (g)		(31,387,426)		(37,173,566)
Depreciation convention (h)		(1,450,739)		(2,176,110)
Derivative financial instruments (i)		7,479,330		4,574,210
Profit in inventory (k)		(3,408,466)		(837,144)
Advanced payments on minimum guaranteed dividend (l)		(15,283,418)		(10,734,035)
Deferred taxes (p)		410,012		—
Reclassification of Pemex Finance equity to minority interest (q)		(1,346,286)		—

Total U.S. GAAP adjustments, net		(85,150,820)		(84,938,414)

(Deficit) under U.S. GAAP	(Ps.	112,020,551)	(Ps.	50,484,277)

	2005		2004
Changes in U.S. GAAP equity for the year ended December 31:
(Deficit) at January 1		(50,484,277)		(48,282,856)
Net loss for the period	(Ps.	73,904,806)	(Ps.	13,444,806)
Mexican Government increase in equity of Subsidiary Entities		44,604,921		33,725,241
Minimum guaranteed dividends		(15,358,983)		(10,970,525)
Other comprehensive income:
Additional minimum pension liability (b)		(18,239,810)		(2,682,023)
Derivative financial instruments		(4,567,056)		(7,826,598)
Unrealized gains on available-for-sale investment securities		768,936		3,830,084
(Deficit) surplus in restatement of equity		5,160,524		(4,832,794)

(Deficit) equity at December 31	(Ps.	112,020,551)	(Ps.	50,484,277)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Explanation of reconciling items:

(a)    Exploration and drilling costs

As discussed in Note 2e., effective January 1, 2004, for Mexican GAAP purposes, PEMEX approved a change in the accounting policy for the recognition of well exploration and drilling costs to the successful-efforts method of accounting.

Through December 31, 2003, under Mexican GAAP, a specific equity account reserve was established to cover current and future exploration and drilling costs. As oil and gas was extracted from existing wells, the equity reserve was increased, and an amount equal to the increase was charged to cost of sales based upon a calculated quota of exploration and drilling cost per barrel. Accumulated drilling costs pertaining to successful wells were reclassified from that reserve and charged as an investment in fixed assets.

Under U.S. GAAP, costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are later charged to expenses if proved reserves are not discovered. Such capitalized costs are amortized on a UOP basis over proved developed reserves. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP basis over proved developed reserves, as the related oil and gas reserves are extracted. Therefore, through December 31, 2003, PEMEX adjusted the results of operations and equity to reflect the impact of U.S. GAAP on exploration and drilling costs; i.e., the Mexican GAAP operations charge related to the cost per barrel has been reversed, the equity account related to the specific oil field exploration and drilling reserve has been reversed to zero, and costs related to properties in the exploration and development phase have been capitalized in accordance with U.S. GAAP. No such adjustment was required for the years ended December 31, 2004 and December 31, 2005 due to the adoption of the successful efforts method of accounting for Mexican GAAP purposes.

At December 31, 2005, the U.S. GAAP equity adjustment represents the cumulative costs of capitalized unsuccessful wells on proven areas under U.S. GAAP, not capitalized under Mexican GAAP through December 31, 2003, net of the amortization of such capitalized amounts. The 2005 and 2004 U.S. GAAP net income adjustment reflects the amortization of such capitalized costs on a UOP basis.

In April 2005, the Financial Accounting Standards Board (“FASB”) issued a FASB Staff Position No. FAS 19-1 “Accounting for Suspended Well Costs” (“FSP 19-1”). FSP 19-1 addresses the circumstances that would permit the continued capitalization of exploratory well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and those wells are under way or firmly planned for the near future. Under the provision of FSP 19-1, exploration costs would continue to be capitalized after the completion of drilling when (a) the well has found a sufficient quantity of reserves to justify completion as a producing well and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expenses. FSP 19-1 provides a number of indicators that need to be present to demonstrate sufficient progress has been made in assessing the reserves and the economic viability of the project.

PEMEX’s policy is to determine whether or not exploratory well costs are capitalized or expensed shortly after completion of drilling. As such, PEMEX does not have significant suspended well costs for the three years

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

ended December 31, 2005. No capitalized exploratory well costs were charged to expense upon the adoption of FSP 19-1.

(b)    Pensions and seniority premiums

Under Mexican GAAP, PEMEX follows the guidance in Bulletin D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans, seniority premiums and severance payments. The primary differences between PEMEX’s application of Bulletin D-3 and the U.S. GAAP guidance provided in Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employer Accounting for Pensions” (“SFAS No. 87”), are the implementation dates.

In accordance with Bulletin D-3 and SFAS No. 87, PEMEX recognizes an additional minimum pension liability, which under SFAS No. 87 is equal to the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities (see Note 1 and Note 20 IIe.).

(c)    Post-retirement benefits

As described in Note 12, under Mexican GAAP, through December 31, 2003, PEMEX accounted for health service benefits on a pay-as-you-go basis. Effective January 1, 2004, PEMEX adopted the amendments to Bulletin D-3 that set forth additional valuation and disclosure requirements for the recognition of post-retirement obligations.

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

After giving effect to the amendments to Bulletin D-3 on PEMEX’s Mexican GAAP financial statements in 2004, the U.S. GAAP adjustment represents the difference of the unrecognized prior service costs and transition obligation amounts under Mexican GAAP and U.S. GAAP due to the different adoption dates of the applicable Mexican and U.S. GAAP standards.

(d)    Accrued vacation

Under Mexican GAAP, vacation expense is recognized when the vacation is utilized by the employee. Under U.S. GAAP, vacation expense is accrued based on when it is earned by the employee.

(e)    Fixed assets—Capitalized gains and losses of derivative financial instruments

Under Mexican GAAP, certain realized gains and losses arising from derivative financial instruments designated as cash flow hedges and from derivative financial instruments not designated as hedges are capitalized as part of capitalized interest. In addition, as further discussed in Note 20i., certain embedded foreign currency contracts are not bifurcated for Mexican GAAP purposes, whereas such contracts are bifurcated for U.S. GAAP purposes, thereby creating a basis difference in fixed assets. Under U.S. GAAP, realized gains and losses arising from financial instruments designated as cash flow hedges and not designated as hedges cannot be capitalized as part of the qualifying assets, but are recognized into earnings immediately. For the years ended December 31, 2005, 2004 and 2003, under Mexican GAAP, PEMEX capitalized a gain (loss) of Ps. (7,521,695), Ps. 1,111,109 and Ps. (199,689), respectively, arising from hedging instruments.

The 2005, 2004 and 2003, net income adjustments include a reversal of depreciation of Ps. (301,231), Ps. (255,724) and Ps. (269,681), respectively, related to amounts previously capitalized.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

(f)    Fixed assets—Capitalization of interest

Under Mexican GAAP, interest is capitalized to property, plant and equipment based upon total interest cost incurred on loans allocated to construction projects, regardless of whether or not the amounts borrowed have been spent on such projects.

Under U.S. GAAP, interest is capitalized by applying an average interest rate to the construction-in-progress balance without exceeding total interest expense. PEMEX has accordingly adjusted its results of operations and equity to reflect the U.S. GAAP requirements for capitalizing interest. The net income adjustment for capitalized interest presented herein also includes the reversal of depreciation of Ps. 1,062,654, Ps. 1,096,942, and Ps. 1,120,416 for the years ended December 31, 2005, 2004 and 2003, respectively, related to the cumulative difference in amounts previously capitalized for such assets.

Interest costs for the years ended December 31, 2005, 2004 and 2003, for Mexican GAAP and U.S. GAAP purposes were allocated as follows:

	2005		2004		2003
Under Mexican GAAP:
Interest capitalized	Ps.	5,132,219	Ps.	4,484,570	Ps.	7,876,482
Interest in the specific oil field exploration and depletion reserve		—		—		20,697
Interest expense		52,930,496		32,823,197		25,529,698

Total interest cost	Ps.	58,062,715	Ps.	37,307,767	Ps.	33,426,877

Under U.S. GAAP:
Interest capitalized	Ps.	5,855,586	Ps.	5,402,477	Ps.	8,646,369
Interest expense		52,207,129		31,905,290		24,780,508

Total interest cost	Ps.	58,062,715	Ps.	37,307,767	Ps.	33,426,877

(g)    Fixed assets—Impairment

For Mexican GAAP purposes, as described in Note 2i., effective January 1, 2004, PEMEX adopted Bulletin C-15, under which it evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable.

For each of the cash-generating units, if the book value of the long-lived assets exceeds the estimated future value (discounted) of cash flows recoverable by such long-lived assets, a charge is made to income for the period for an impairment loss. PEMEX performs this calculation at least annually and, in accordance with Bulletin C-15, the impairment recorded can be reversed in subsequent periods if the subsequent impairment analysis does not indicate a loss in such future periods. In 2004, under Mexican GAAP, PEMEX recognized an impairment of Ps. 1,487,842 relating to Pemex-Exploration and Production assets. As the impairment had already been recognized for U.S. GAAP purposes, this impairment was reversed. In 2005, this impairment was reversed under Mexican GAAP. U.S. GAAP does not permit the reversal of impairments recognized. Therefore, the U.S. GAAP adjustment in 2005 includes a reversal of this adjustment.

In determining the estimated future cash flows for impairment purposes for all periods presented, hydrocarbon duties based on sales to third parties have not been included in the net cash flow calculation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Management believes that the hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to its parent, and therefore are properly excluded from the net cash flow calculation.

Through December 31, 2003, under Mexican GAAP, PEMEX evaluated the recovery of its long-lived assets utilizing the “value-in-use” criteria of Bulletin B-10.

For U.S. GAAP purposes, an evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, as is the case under Mexican GAAP. However, under U.S. GAAP, the impairment criteria are met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without financing charges) of the related assets. The asset is written down to fair value as determined by using the present value of expected future cash flows. PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis.

In 2005, under U.S. GAAP, PEMEX did not record an impairment charge. However, PEMEX recognized an impairment charge under Mexican GAAP of Ps. 3,444,798 relating to Pemex-Petrochemicals assets. As these assets had already been impaired under U.S. GAAP, this impairment has been reversed for U.S. GAAP purposes. The 2005 U.S. GAAP net income reconciliation also includes a credit of Ps. 3,829,184 for depreciation due to the difference in carrying values of long-lived assets between Mexican GAAP and U.S. GAAP for the cumulative impairment charge differences and a reversal of the credit under Mexican GAAP in respect of the reversal of Ps. 1,487,842 in impairment charges relating to Pemex-Exploration and Production assets discussed above.

In 2004, under U.S. GAAP, PEMEX did not record any impairment charge. The 2004 U.S. GAAP net income reconciliation includes a credit of Ps. 5,663,593 for depreciation due to the difference in carrying values of long-lived assets between Mexican GAAP and U.S. GAAP for the cumulative impairment charge differences, as well as the reversal of the 2004 impairment charge of Ps. 3,799,235 recorded under Mexican GAAP primarily related to petrochemical plants and certain oil and gas producing wells which were previously impaired under U.S. GAAP in prior years.

In 2003, under U.S. GAAP, PEMEX recorded an impairment charge of Ps. 5,077,018, which reflects an adjustment relating to certain oil and gas producing fields as well as certain refining assets. The 2003 U.S. GAAP net income reconciliation also includes a credit of Ps. 2,229,558 for depreciation due to the difference in carrying values of long-lived assets between Mexican GAAP and U.S. GAAP for the cumulative impairment charge differences and the reversal of write-off charges recorded under Mexican GAAP for assets previously impaired under U.S. GAAP, primarily in petrochemical plants.

(h)    Fixed assets—Depreciation convention

Until 2002, under Mexican GAAP, PEMEX would begin to depreciate assets the year after which they were placed in service. For U.S. GAAP purposes, assets were depreciated from the date placed in service. Beginning in 2003, PEMEX prospectively changed its accounting under Mexican GAAP to require depreciation from the month after the asset was placed into service, therefore eliminating any new differences between Mexican GAAP and U.S. GAAP for assets placed in service in 2003 and later years. Nevertheless, the 2005, 2004 and 2003 U.S. GAAP adjustments reflect a credit to income of Ps. 725,371 for the reversal of the depreciation expense previously recorded under U.S. GAAP.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

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

If a derivative instrument qualifies as a fair value hedge, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks is recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative’s fair value change, where that derivative is used in a cash flow hedge, is recorded in current earnings. Classification in the statement of operations of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statement of operations.

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

When hedge accounting is discontinued due to PEMEX’s determination that the derivative no longer qualifies as an effective fair value hedge, PEMEX will continue to carry the derivative on the balance sheet at its

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

fair value. The related hedged asset or liability will cease to be adjusted for changes in fair value that are due to the previously hedged risk. When PEMEX discontinues hedge accounting in a cash flow hedge because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized in current earnings. If a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains and losses are recognized in current earnings.

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

For Mexican GAAP purposes, effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations”, issued by the MIPA, which provisions are more similar to those of SFAS 133, as it provides an expanded guidance for the recognition, valuation, accounting treatment and disclosures applicable to derivative financial instruments designated as hedges and embedded derivatives, included hedge documentation and effectiveness testing therein.

Similar to the provisions of U.S. GAAP, contracts need to be evaluated for embedded derivatives with such derivatives needing to be bifurcated from the host contracts under certain conditions. Nevertheless, unlike U.S. GAAP, whereby foreign currency embedded derivatives are bifurcated from host contracts when such contracts are not in the functional currency of either one of the counterparties, for Mexican GAAP, it does not require that such embedded derivatives be bifurcated if the contract containing the embedded derivative does not obligate the counterparties to full payments of the generated future obligations derived from differences in currencies. Therefore, at December 31, 2005, differences continue to exist between Mexican GAAP and U.S. GAAP as they relate to certain foreign currency embedded derivates.

The principal differences between derivative accounting under Mexican GAAP and U.S. GAAP through December 31, 2004 relate to the following:

i)	As disclosed in Note 10, PEMEX has entered into cross currency swaps under which it swaps principal and interest payments on non-U.S. dollar-denominated obligations for U.S. dollar amounts. This limits PEMEX’s exposure to fluctuations in these currencies as they relate to the U.S. dollar. Under U.S. GAAP, foreign currency hedges can only be designated as such when hedging the risk to the entity’s functional currency, and therefore, contracts entered into by PEMEX entities whose functional currency is not U.S. dollars do not qualify for hedge accounting under U.S. GAAP although they did under Mexican GAAP Bulletin C-2, which had no similar requirement that foreign currency hedge transactions be carried out in the entity’s functional currency.

ii)	Given the need for specialized technology, PEMEX enters into infrastructure and supply contracts whose settlement terms are denominated in U.S. dollars. Such contracts are generally entered into by entities whose functional currency is not the U.S. dollar, thus creating a foreign currency embedded derivative which is bifurcated and evaluated separately under U.S. GAAP. Such embedded derivatives were not required to be bifurcated under Mexican GAAP Bulletin C-2 since they were considered normal contractual provisions in Mexico.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

iii)	Lastly, as of December 31, 2003, under Mexican GAAP Bulletin C-2, PEMEX recognized a loss on the fair value of the equity swap and other contracts related to the Repsol shares described in Note 10. As more fully described in adjustment (j), under U.S. GAAP, the transfer of the Repsol shares did not meet the definition of a true sale. Thus, the swap would not have been fair valued under U.S. GAAP. During 2004, this equity swap was terminated, and as such there is no remaining adjustment for U.S. GAAP purposes.

iv)	With the termination of the equity swap, during 2004, PEMEX exercised the option to purchase the Repsol shares and transferred those shares to RepCon Lux, which issued debt securities that are exchangeable into Repsol shares at the option of the bondholder. This embedded option to exchange debt securities of RepCon Lux for Repsol shares is bifurcated and accounted for separately at fair value under Mexican and U.S. GAAP, and changes in fair values are recorded in earnings. Thus, there is no U.S. GAAP adjustment related to this embedded option feature.

For the years ended December 31, 2005, 2004 and 2003, PEMEX recognized a net gain (loss) of Ps. 954,824, Ps. 5,977,780 and Ps. 2,256,287, respectively, reported as a component of “interest, net” in the consolidated statements of operations, which included the ineffective portion of all fair-value hedges. All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

For the years ended December 31, 2005, 2004 and 2003, PEMEX recognized a net gain (loss) of Ps. (4,567,056), Ps. (7,826,598) and Ps. 5,459,641, respectively, reported as “derivative financial instruments” in the consolidated other comprehensive loss statement under U.S. GAAP. All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged item is recorded in the period in which the forecasted transaction affects earnings. During 2005, a net loss of Ps. 3,778,772 was reclassified from other comprehensive income (loss) into earnings and as of December 31, 2005, a net loss of Ps. 5,480,522 of the balance related to derivative instruments accumulated in other comprehensive income (loss) is expected to be reclassified during the next twelve months to the consolidated statement of operations.

(j)    Sale of shares of Repsol

Under Mexican GAAP, PEMEX recorded gains in years prior to 2002 related to the transfer of its Repsol shares to a third party. For U.S. GAAP purposes, the transfer of the shares did not meet the criteria for sale recognition as the transaction included a repurchase feature at the option of PEMEX, and, accordingly, all gains were reversed and the transfer of the shares treated as a financing transaction. Therefore, under U.S. GAAP, the Repsol shares would be evaluated pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) (adjustment (m)), and a liability resulting from these transactions would also be reflected on the balance sheet. During 2003, PEMEX recognized Ps. 826,644, for purposes of the U.S. GAAP reconciliation, of monetary gains, included in adjustment (o), and (Ps. 604,741) of foreign exchange losses on the U.S. dollar liability reflected as adjustment (j).

During 2004, PEMEX exercised the option to repurchase the Repsol shares, terminated the equity swap arrangements relating thereto and subsequently transferred the repurchased shares to RepCon Lux, a consolidated

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

entity. Therefore, the cumulative equity adjustment of Ps. 698,833 as of December 31, 2003 has been reversed as of December 31, 2004.

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

(l)    Advance payments on minimum guaranteed dividend

Under Mexican GAAP, advance payments on the minimum guaranteed dividend owed to the Mexican Government derived from the capitalization of debt as described in Note 15 are recorded as an account receivable prior to approval of the total annual dividend amount by the Board of Directors, which is usually in the following fiscal year.

Under U.S. GAAP, such receivable balances are reflected as a reduction in equity. PEMEX has accordingly adjusted equity to reflect the minimum guaranteed dividend payment as a reduction in equity.

The effective rate used to calculate the minimum guaranteed dividend is LIBOR plus 0.8125% (which ranged from 3.3625% to 4.8125% and from 1.9225% to 2.7725% for 2005 and 2004, respectively).

The outstanding principal amount of the capitalized debt of U.S. $392,310 will mature in 2006.

(m)    Accounting for available-for-sale securities (Repsol)

Pursuant to SFAS No. 115, PEMEX classifies its investment securities as “available-for-sale” and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive income (loss). The fair value of the securities is determined by quoted market prices at December 31, 2005, 2004 and 2003. An impairment loss is recognized when the loss is considered other than temporary.

During 2004, PEMEX exercised the option to repurchase the Repsol shares and transferred those shares to RepCon Lux pursuant to a swap agreement, as described above, and RepCon Lux issued debt securities that are exchangeable into Repsol shares at the option of the bondholder. For Mexican GAAP and U.S. GAAP purposes, RepCon Lux is consolidated, and thus, at December 31, 2004, the shares are reflected on the balance sheet under Mexican GAAP and have been classified as “available-for-sale” and recorded at fair value. Nevertheless, under Mexican GAAP, the unrealized gains and losses are reflected in earnings. Therefore, the adjustment in income for U.S. GAAP purposes for December 31, 2004 reflects the reversal of the equity reconciliation item for December 31, 2003 and the reclassification of the unrealized gains under Mexican GAAP from the statement of operations to other comprehensive income (loss). The income adjustment for December 31, 2005 reflects the reversal of the fair value adjustment to earnings as reflected under Mexican GAAP whereas U.S. GAAP would require such adjustment be reflected in Other Comprehensive Income (loss).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The U.S. GAAP cost and fair value of PEMEX’s investments at December 31, 2005, and 2004, are as follows:

	Cost	Fair Value	Unrealized Gain (Loss)
2005	Ps. 9,335,124	Ps. 18,567,473	Ps. 9,232,349
2004	Ps. 9,335,124	Ps. 17,798,537	Ps. 8,463,413

(n)    Cumulative effect of adoption of new accounting standard (SFAS No. 143)

As discussed in Note 2h., effective January 1, 2003, PEMEX adopted Bulletin C-9; for U.S. GAAP purposes, it also adopted SFAS No. 143 “Asset Retirement Obligations” (“SFAS No. 143”).

The cumulative effect of adopting SFAS No. 143 on PEMEX’s results of operations and financial condition at January 1, 2003 was a decrease in the reserve for dismantlement and abandonment costs of Ps. 1,615,549, and a benefit for the cumulative effect of adoption of Ps. 2,187,823. There is no U.S. GAAP adjustment for the adoption of SFAS No. 143 as the equivalent amounts were recorded under Mexican GAAP upon the adoption of Bulletin C-9 in 2003. PEMEX’s liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the future use of estimated economic resources. These provisions have been recorded based on management’s best estimate of the amount needed to presently settle the liability; however, actual results could differ from the provisions recognized. No assets or trust funds have been established to satisfy these obligations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143,” (FIN 47), which was effective for PEMEX on December 31, 2005. FIN 47 clarifies that the phrase “conditional asset retirement obligation,” as used in FAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 has not had a material impact on PEMEX’s financial position and results of operations.

The following table indicates the changes to PEMEX’s pre-tax asset retirement obligations in 2005:

2005
Balance at January 1	Ps. 14,102,817
Liabilities incurred	1,727,000
Liabilities settled	—
Accretion expense	616,827
Inflation	(454,851)
Currency exchange gain	(590,150)
Revisions in estimated cash flows	(1,705,373)

Balance at December 31	Ps. 13,696,270

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

(o)    Effects of inflation on the U.S. GAAP adjustments

Various U.S. GAAP adjustments included herein are adjustments to monetary assets and liabilities recorded under Mexican GAAP pursuant to Bulletin B-10 as described in Note 2b. and, therefore, the adjustments to the respective balance would also result in an adjustment to the monetary gain or loss as reported under Mexican GAAP for each of the three years presented.

(p)    Deferred taxes

As described in Note 18, during 2005, a new fiscal regime applicable to PEMEX and its subsidiaries was enacted. Beginning January 1, 2006, certain subsidiary companies of PEMEX will be subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 29% after 2005) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities). Due to the change in tax regime, PEMEX began recognizing deferred taxes relating to the entities that will begin to be taxed based on taxable income after January 1, 2006. The U.S. GAAP equity adjustment represents the cumulative impact of deferred taxes relating to the other U.S. GAAP adjustments.

(q)    Reclassification of Pemex Finance equity to minority interest

As described in Note 2c., effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the share of Pemex Finance. As a result, in 2005, the financial results of Pemex Finance have been consolidated into the financial statements of Pemex for Mexican GAAP purposes. Historically, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented. However, under U.S. GAAP, net income and retained earnings from Pemex Finance is reclassified as minority interest. The U.S. GAAP adjustment related to Pemex Finance represents the reclassification of net income and equity recognized under Mexican GAAP to minority interest.

II.    Additional disclosure requirements:

(a)    Consolidation of Pemex Finance

As more fully disclosed in Note 10, PEMEX and certain subsidiaries entered into several agreements with Pemex Finance under which Pemex Finance purchases existing accounts receivable and rights to future receivables from certain customers. Pemex Finance obtains resources for such purchases through the placement of debt instruments in the international markets as well as the recurring returns on its investments. Through December 31, 2004, Pemex Finance was not consolidated for Mexican GAAP purposes. Starting in 2005, Pemex Finance is consolidated under Mexican GAAP as further described in Note 2c.

Under U.S. GAAP SFAS No. 140, “Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities of a Qualified Special Purpose Entity (“QSPE”) and determined that Pemex Finance did not qualify as a QSPE and should therefore be consolidated for U.S. GAAP purposes. Consequently, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

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

In 1999, PEMEX implemented new internal guidelines for estimating and recording environmental liabilities. The guidelines, Pasivos Ambientales: Definición y Lineamientos para su Cuantificación y Registro Contable (Environmental Liabilities: Definition and Guidelines for their Quantification and Accounting Treatment), sought to standardize and improve upon PEMEX’s internal procedures for identifying necessary remediation works and estimating and monitoring environmental liabilities. These guidelines codified existing policy with respect to estimating environmental liabilities, and establish that an environmental liability exists when:

i)	As a result of the activities of PEMEX, an affected area is identified in a particular site, and PEMEX undertakes a formal commitment to correct the environmental deficiency, in accordance with the criteria, guidelines, standards and legal framework in force; and

ii)	A reasonable estimate of the costs of remediation or clean-up of the identified affected area has been made, including the costs of the assessment studies.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

timeframe, (ii) water deposits and (iii) the concentration of hazardous residuals, will be included in the remediation or restoration of affected areas. Estimates are kept current based on best available information.

Based on reports from field managers and other available information, management prepares reports for identified affected areas on a periodic basis. When the contamination relates to a new incident, PEMEX informs Procuradora Federal de Protección al Ambiente (“PROFEPA”) and responds immediately to eliminate the cause of the incident or to minimize its effects. Subsequently, PEMEX and PROFEPA jointly determine whether the contamination has been eliminated or if additional actions are necessary for the remediation of the site.

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

During 2005, 2004 and 2003, PEMEX invested Ps. 2,900,982, Ps. 2,514,095 and Ps. 3,781,551, respectively, in various environmental projects and related expenditures. The most important of these projects have been directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas. Currently, PEMEX is developing a procedure (Procedimiento para la Determinación de Gastos Asociados a las Actividades de Seguridad Industrial y Protección Ambiental) to determine the costs and expenses related to the activities associated with integral safety and environmental management.

Management of PEMEX believes that its operations are in substantial compliance with the Environmental Law as such law has been historically interpreted and enforced.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

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

Environmental liabilities accrued in the consolidated financial statements, for both Mexican GAAP and U.S. GAAP purposes, as of December 31, are divided among the operating units as follows:

	2005	2004
Pemex—Exploration and Production	Ps. 753,556	Ps. 858,530
Pemex—Refining	665,158	736,166
Pemex—Gas and Basic Petrochemicals	258,596	234,364
Pemex—Petrochemicals	49,895	40,226

Total Environmental Liability Accrual	Ps. 1,727,205	Ps. 1,869,286

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

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

(e)    Pensions and seniority premiums

The components of seniority premium and pension plan cost, calculated in accordance with SFAS No. 87, using December 31 as a measurement date, consist of the following:

	2005	2004	2003
Service cost	Ps. 6,033,096	Ps. 6,574,746	Ps. 5,826,860
Interest cost	19,435,946	18,691,542	17,091,023
Return on plan assets	(172,268)	(828,135)	(1,119,032)
Net amortization and deferral	—	41,012	—
Amortization of net transition obligation	5,325,123	5,228,755	5,271,156
Adjustment to net periodic pension cost due to inflation	1,017,649	1,536,885	1,137,331
Plan amendments	939,165	—	—

Net cost under U.S. GAAP	32,578,711	31,244,805	28,207,338
Net cost under Mexican GAAP	(33,516,478)	(32,017,876)	(28,811,751)

Additional (benefit) expense recognized under U.S. GAAP	(Ps. 937,767)	(Ps. 773,071)	(Ps. 604,413)

Actuarial assumptions used (net of inflation) in the calculation of benefit obligations, net seniority premium and pension plan cost under U.S. GAAP as of December 31 are:

	2005	2004	2003
Discount rate	4.50%	4.59%	4.59%
Rates of increase in compensation levels	0.50%	0.92%	0.92%
Expected long-term rate of return on assets	5.00%	5.50%	5.50%

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The combined seniority premium and pension plan liability as of December 31 under SFAS No. 87 is as follows:

	2005	2004
Accumulated benefit obligation	Ps. 265,785,395	Ps. 233,347,390

Projected benefit obligation	271,323,616	239,606,708
Plan assets at fair value	(1,414,073)	(2,578,511)

Projected benefit obligation in excess of plan assets	269,909,543	237,028,197
Unrecognized net loss	(20,167,461)	(3,050,380)
Unrecognized transition obligation	(69,932,918)	(75,414,851)
Unrecognized prior service costs	(5,829,281)	(2,827,826)

Accrued liability under U.S. GAAP	173,979,883	155,735,140
Accrued liability recognized under Mexican GAAP	(164,888,851)	(145,706,342)

Net U.S. GAAP adjustment to seniority premium and pension plan liability	9,091,032	10,028,798

Additional minimum liability	Ps. 92,585,503	Ps. 74,449,181

The scheduled maturities on the benefits expected to be paid in each of the next five years, and through 2015, are as follows:

Year	Expected Benefit Payments
2006	Ps.	9,659,001
2007		11,698,882
2008		12,094,029
2009		12,374,617
2010		12,727,861
2011 to 2015		67,143,331

Total	Ps.	125,697,721

In accordance with the provisions of SFAS No. 87, PEMEX has reflected, for U.S. GAAP purposes, an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities. The additional minimum liability is offset by recording an intangible asset provided that the asset recognized does not exceed the sum of the unrecognized prior service cost and the unrecognized transition obligation for the year. As of December 31, 2005 and 2004, for U.S. GAAP purposes, PEMEX recognized an intangible asset of Ps. 71,663,671 and Ps. 71,767,158, respectively. In addition, in 2005 and 2004 PEMEX recognized in other comprehensive loss the excess of the additional minimum pension liability over the sum of the unrecognized prior service cost and the unrecognized transition obligation of Ps. 20,921,832 and Ps. 2,682,023 respectively. The 2005 and 2004 U.S. GAAP equity adjustments of Ps. 6,360,080 and Ps. 4,526,045 reflect the difference in the amounts recognized in other comprehensive loss under Mexican GAAP of Ps. 27,281,912 and Ps. 7,208,068 respectively and the amount unrecognized under U.S. GAAP of Ps. 20,921,832 and Ps. 2,682,023 respectively, related to additional minimum pension liabilities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The objective of PEMEX’s investment guidelines with respect to the plan assets is to grant the highest security together with an adequate rate of return, maintaining the purchasing power of the investments. The comparative benchmark used by PEMEX is the monthly average of primary interest rates of Mexican 28-day T-bills (Cetes 28).

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

At December 31, 2005 and 2004, all of PEMEX’s plan assets were invested in Federal Government bonds and bonds issued by financial institutions listed on the Mexican Stock Exchange. The following table shows PEMEX’s actual investment allocation at December 31 of each year.

Securities	2005	2004
Federal Government Bonds	63%	44%
Bonds issued by financial institutions listed on the Mexican Stock Exchange	37%	56%

Total	100%	100%

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

Effective January 1, 2004, PEMEX adopted the amendments to Bulletin D-3 which established an obligation to recognize a reserve for post-retirement medical benefits and to include the supplemental payments as a part of PEMEX’s other post-retirement benefits obligation. In prior years, the obligation for post-retirement medical benefits was recognized under U.S. GAAP, but not under Mexican GAAP. In prior years, the obligation for supplemental payments under Mexican GAAP was recognized as a part of PEMEX’s pensions and seniority premiums obligation and reclassified for U.S. GAAP purposes as a component of the SFAS No. 106 adjustment. In 2004, under Mexican GAAP, these benefits were reclassified to form part of the liability for other post-retirement benefits, which is now consistent with U.S. GAAP.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The scheduled maturities on the benefits expected to be paid in each of the next five years, and through 2015, are as follows:

Year	Expected Benefit Payments
2006	Ps.	8,535,847
2007		9,536,889
2008		10,919,193
2009		12,356,836
2010		14,197,439
2011 to 2015		76,265,060

Total	Ps.	131,811,264

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The components of other post-retirement benefits expense consist of the following for the years ended December 31, 2005, 2004 and 2003:

	2005						2004						2003
	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total
Service cost	Ps.	2,515,192	Ps.	1,341,484	Ps.	3,856,676	Ps.	2,449,508	Ps.	1,984,977	Ps.	4,434,485	Ps.	2,293,719	Ps.	2,458,147	Ps.	4,751,866
Interest cost		8,974,653		5,161,870		14,136,523		8,024,320		6,490,366		14,514,686		7,951,267		6,417,874		14,369,141
Amortization of actuarial (gains) and losses		(164,308)		(1,565,460)		(1,729,768)		1,273		(20,213)		(18,940)		—		—		—
Amortization of prior service cost and plan amendments		(14,447)		—		(14,447)		(6,911)		—		(6,911)		—		—		—
Amortization of transition obligation		2,879,338		2,585,792		5,465,130		2,828,476		2,537,012		5,365,488		2,861,507		2,515,657		5,377,164
Adjustment to net periodic post-retirement benefit cost due to inflation		474,609		250,511		725,120		690,245		570,585		1,260,830		521,182		455,020		976,202

Net expense under U.S. GAAP		14,665,037		7,774,197		22,439,234		13,986,911		11,562,727		25,549,638		13,627,675		11,846,698		25,474,373
Expense under Mexican GAAP		(14,718,083)		(10,847,378)		(25,565,461)		(14,076,215)		(8,726,433)		(22,802,648)		(13,514,410)		(2,564,520)		(16,078,930)

Additional expense (benefit) under U.S. GAAP	(Ps.	53,046)	(Ps.	3,073,181)	(Ps.	3,126,227)	(Ps.	89,304)	Ps.	2,836,294	Ps.	2,746,990	Ps.	113,265	Ps.	9,282,178	Ps.	9,395,443

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Actuarial assumptions used in the calculation of other post-retirement benefits and cost under U.S. GAAP as of December 31 were:

	2005	2004	2003
Discount rate	4.50%	4.59%	4.59%
Health care cost trend rate	1.50%	0.92%	0.92%

Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the health care cost trend rate is to increase net expense for other post-retirement benefits by Ps. 2,119,252 for 2005 (Ps. 517,271 for 2004 and Ps. 611,515 for 2003) and increase the accumulated post-retirement benefit obligation by Ps. 19,796,374 for 2005 (Ps. 4,117,960 for 2004 and Ps. 5,601,535 for 2003). The effect of a 1% decrease in the health care cost trend rate is to decrease net expense for other post-retirement benefits by Ps. 2,333,853 for 2005 (Ps. 419,502 for 2004 and Ps. 689,583 for 2003) and decrease the accumulated post-retirement benefit obligation by Ps. 24,708,598 (Ps. 3,349,541 for 2004 and Ps. 4,820,081 for 2003).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The other post-retirement benefits liability as of December 31, 2005 and 2004 is as follows:

	2005						2004
	Supplemental Payments		Health Services		Total		Supplemental Payments		Health Services		Total
Accumulated unfunded post retirement benefit obligation:
Retirees	Ps.	64,951,009	Ps.	43,265,377	Ps.	108,216,386	Ps.	62,632,519	Ps.	39,541,788	Ps.	102,174,307
Fully eligible active participants		10,396,085		1,563,992		11,960,077		2,459,250		2,673,800		5,133,050
Other active plan participants		62,199,844		18,597,442		80,767,286		44,959,098		21,173,276		66,132,374

Total		137,546,938		63,426,811		200,973,749		110,050,867		63,388,864		173,439,731
Unrecognized actuarial gains (losses)		(13,515,580)		31,342,391		17,826,811		2,047,200		27,850,609		29,897,809
Prior service cost and plan amendments		(459,331)		(519,613)		(978,944)		(97,867)		—		(97,867)
Unamortized transition obligation		(37,822,892)		(33,104,558)		(70,927,450)		(40,797,715)		(35,715,986)		(76,513,701)

Net post-retirement benefit liability:
U.S. GAAP		85,749,135		61,145,031		146,894,166		71,202,485		55,523,487		126,725,972
Mexican GAAP		(91,480,913)		(15,348,790)		(106,829,703)		(76,880,713)		(6,654,569)		(83,535,282)

Net U.S. GAAP adjustment	(Ps.	5,731,778)	Ps.	45,796,241	Ps.	40,064,463	(Ps.	5,678,228)	Ps.	48,868,918	Ps.	43,190,690

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances of plan assets’ fair value and the accumulated post-retirement benefit obligation.

	Seniority Premiums and Pension Benefits				Supplemental Payments				Health Services
	2005		2004		2005		2004		2005		2004
Change in benefit obligation (PBO)
Benefit obligation at beginning of year	Ps.	239,606,708	Ps.	237,671,039	Ps.	110,050,866	Ps.	102,461,642	Ps.	63,388,866	Ps.	83,267,618
Effect of inflation on beginning balance		873,697		(11,086,840)		384,456		(5,056,126)		210,711		(4,108,970)
Service cost		6,033,096		6,574,746		2,515,192		2,449,508		1,341,484		1,984,967
Interest cost		19,435,946		18,691,542		8,974,653		8,024,320		5,161,870		6,490,366
Prior service costs and plan amendments		4,572,493		2,827,825		346,534		97,867		582,790		—
Actuarial (gains)/losses		11,135,489		(3,050,380)		19,529,420		6,114,542		(5,109,083)		(22,173,275)
Benefits paid		(10,333,813)		(12,021,224)		(4,254,183)		(4,040,886)		(2,149,827)		(2,071,855)

Benefit obligation at end of year	Ps.	271,323,616	Ps.	239,606,708	Ps.	137,546,938	Ps.	110,050,867	Ps.	63,426,811	Ps.	63,388,864

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	2,578,511	Ps.	14,226,881	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Effect of inflation on beginning balance		(83,163)		(636,244)		—		—		—		—
Actual return on plan assets		(917,775)		609,037		—		—		—		—
Company contributions		14,038,277		1,959,970		—		—		—		—
Transfer of funds		(4,136,399)		(4,040,886)		4,136,399		4,040,886		—		—
Benefits paid		(10,065,378)		(9,540,247)		(4,136,399)		(4,040,886)		—		—

Fair value of plan assets at end of year	Ps.	1,414,073	Ps.	2,578,511	Ps.	—	Ps.	—	Ps.	—	Ps.	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

(g)    Leases

During the three years ended December 31, 2005, PEMEX did not have any significant operating lease arrangements.

PEMEX enters into non-cancelable lease arrangements for equipment used in the ordinary course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 2005:

Capital Leases (1)
2006	Ps. 986,187
2007	255,556
2008	145,093
2009	145,813
2010	145,813
2011 and thereafter	291,866

Ps. 1,970,328

(1)	Includes a total of Ps. 226,510 of imputed interest and commissions.

Assets acquired under capital leases, together with their related depreciation, are included in “Properties and equipment, net”.

(h)    Supplemental geographical information

The majority of PEMEX’s operations are in Mexico. The following shows PEMEX’s domestic and export sales for the years ended December 31 (on a Mexican GAAP basis):

	2005	2004	2003
Domestic sales	Ps. 505,109,185	Ps. 463,976,988	Ps. 420,912,591
Export sales:
United States	348,892,662	278,852,233	212,345,627
Canada, Central and South America	31,932,331	28,030,223	20,109,083
Europe	36,716,487	24,008,987	19,221,952
Far East	5,992,311	4,500,032	7,229,765

Total export sales	423,533,791	335,391,475	258,906,427

Total sales	Ps. 928,642,976	Ps. 799,368,463	Ps. 679,819,018

PEMEX does not have significant long-lived assets outside of Mexico.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

(i)    Valuation and qualifying accounts

The valuation and qualifying accounts for PEMEX are as follows:

Description	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
For the year ended December 31, 2005:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps. 1,983,935	Ps. 1,547,442	(Ps. 1,021,798)	Ps. 2,509,579
Allowance for slow-moving inventory and obsolescence	1,713,112	316,567	(356,592)	1,673,087

For the year ended December 31, 2004:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps. 2,274,452	Ps. 1,059,179	(Ps. 1,349,696)	Ps. 1,983,935
Allowance for slow-moving inventory and obsolescence	2,008,946	99,727	(395,561)	1,713,112

For the year ended December 31, 2003:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	2,160,728	270,486	(156,762)	2,274,452
Allowance for slow-moving inventory and obsolescence	2,331,286	359,530	(681,870)	2,008,946

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

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

Labor

PEMEX employees belonging to the Petroleum Workers’ Union of the Mexican Republic represent approximately 80.1% of the workforce. They have a collective bargaining agreement which is renegotiated every two years and is set to expire on July 31, 2007.

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

(k)    Capitalized software costs

Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs, net of amortization, as of December 31, 2005 and 2004 amounted to Ps. 294,169 and Ps. 651,395, respectively. Amortization expense for the years ended December 31, 2005, 2004 and 2003 amounted to Ps. 257,825, Ps. 118,595 and Ps. 94,548, respectively.

(l)    Supplemental condensed information on a U.S. GAAP basis

The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this note.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

	2005		2004
ASSETS
Total current assets	Ps.	281,953,608	Ps.	248,068,680
Properties and equipment, net		613,854,409		589,596,165
Intangible asset derived from the actuarial computation of labor obligations and other assets		104,282,907		105,767,745

Total assets	Ps.	1,000,090,924	Ps.	943,432,590

LIABILITIES
Total current liabilities	Ps.	165,027,596	Ps.	150,137,849
Long-term debt		501,592,619		457,370,680
Reserve for dismantlement and abandonment activities, sundry creditors and others		25,719,785		26,834,783
Reserve for retirement payments, pensions and seniority premiums		413,459,552		356,910,293
Deferred income taxes		4,965,637		—

Total liabilities		1,110,765,189		991,253,605

Minority interest		1,346,286		2,663,262
TOTAL EQUITY (DEFICIT)		(112,020,551)		(50,484,277)

Total liabilities and equity	Ps.	1,000,090,924	Ps.	943,432,590

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005		2004		2003
Total revenues, net of IEPS Tax	Ps.	920,262,983	Ps.	749,905,953	Ps.	580,780,387
Total costs and operating expenses		(424,339,465)		(331,701,255)		(312,453,233)
Comprehensive financing (cost) income		(10,899,835)		2,152,454		(29,144,206)

Income before deferred income taxes hydrocarbon extraction duties and other, cumulative effect of adoption of new accounting standard and minority interest		485,023,683		420,357,152		239,182,948
Deferred income taxes		(1,567,717)		—		—
Hydrocarbon extraction duties and other		(558,434,487)		(433,614,144)		(313,443,951)
Cumulative effect of adoption of new accounting standard		—		—		2,187,823
Minority interest		1,073,715		(187,814)		(2,801)

Net loss	(Ps.	73,904,806)	(Ps.	13,444,806)	(Ps.	72,075,981)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR

THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005		2004		2003
Operating Activities
Net (loss) income for the year	(Ps.	73,904,806)	(Ps.	13,444,806)	(Ps.	72,075,981)
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Depreciation and amortization		48,910,575		37,257,064		41,115,185
Reserve for retirement payments, pensions and seniority premiums		55,017,945		56,794,455		53,681,706
Impairment of fixed assets		(629,955)				5,077,018
Loss on disposal of fixed assets		4,985,245		3,738,835		12,067,821
Allowance for uncollectible trade accounts		589,631		290,517		113,724
Allowance for slow-moving inventory and obsolescence				295,833		(322,340)
Minority interest		(1,073,715)		234,296		315,725
Foreign exchange loss (gain)		(27,991,310)		5,818,494		37,029,343
Profits sharing in Subsidiaries		647,867		—		—
Deferred taxes		1,567,717		—		—
Financial instruments		(678,824)		(5,701,780)		(1,906,142)
Loss on available for sale investment securities		768,936		5,196,749
Gain from monetary position		(16,332,447)		(22,865,031)		(13,559,210)

Changes in operating assets and liabilities:
Accounts and notes receivable		(44,902,439)		(94,920,592)		(15,840,617)
Inventories		(6,727,690)		(2,973,067)		(1,825,960)
Other assets		1,218,489		(18,265,286)		784,959
Accounts payable and accrued liabilities		20,216,479		58,415,336		(23,704,340)

Cash flows provided by operating activities		(38,318,302)		(9,871,017)		20,950,891
Investing Activities
Acquisition of fixed assets		(72,011,358)		(84,077,661)		(63,303,712)

Cash flows used in investing activities		(72,011,358)		(84,077,661)		(63,303,712)
Financing Activities
Proceeds from long term financing		243,644,059	Ps.	142,053,805	Ps.	160,138,170
Financing payments		(130,358,557)		(78,765,071)		(74,743,294)
Increase in Equity of Subsidiary Entities		44,591,018		33,725,241		—
Dividends paid to the Mexican Government		(15,283,418)		(10,734,035)		(11,249,158)

Cash flows provided by financing activities		142,593,102		86,279,940		74,145,718
Effects of inflation on cash and cash equivalents		(1,869,012)		(4,067,474)		(1,903,927)
Increase (decrease) in cash and equivalents		30,394,430		8,005,822		29,888,970
Cash and cash equivalents, beginning of period		90,432,159		82,426,337		52,537,369

Cash and cash equivalents, end of period	Ps.	120,826,588	Ps.	90,432,159	Ps.	82,426,339
Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	54,790,806	Ps.	37,228,885	Ps.	32,823,080
Taxes paid		501,332,817		462,586,362		399,355,534
Supplemental non-cash disclosures:
Unrealized gains (losses) on available for sale securities	Ps.	768,936	Ps.	3,830,084	Ps.	4,929,451
Additional minimum pension liability		(13,723,752)		7,208,068		3,053,771
Derivative financial instruments		(4,567,056)		7,826,598		5,459,641

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

(m)    Recently issued accounting standards

In June 2005, the FASB published SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. PEMEX is currently evaluating the impact SFAS No. 154 will have on its results of operations and financial position.

On February 16, 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with SFAS 133. The statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement is effective as of January 1, 2007, with earlier adoption permitted. PEMEX is currently evaluating the impact SFAS 155 will have on its results of operations and financial position.

(n)    Accounting for Buy/Sell Contracts

In the first quarter 2005, the Securities and Exchange Commission (SEC) issued comment letters to companies in the oil and gas industry requesting disclosure of information related to the accounting for buy/sell contracts. Under a buy/sell contract, a company agrees to buy a specific quantity and quality of a commodity to be delivered at a specific location while simultaneously agreeing to sell a specified quantity and quality of a commodity at a different location to the same counterparty. Physical delivery occurs for each side of the transaction, and the risk and reward of ownership are evidenced by title transfer, assumption of environmental risk, transportation scheduling, credit risk and risk of nonperformance by the counterparty. Both parties settle each side of the buy/sell through separate invoicing.

The SEC raised the issue as to whether the accounting for buy/sell contracts should be shown net on the income statement and accounted for under the provisions of Accounting Principles Board (APB) Opinion No. 29, “Accounting for Nonmonetary Transactions” (APB 29). PEMEX understands that others in the oil and gas industry may report buy/sell transactions on a net basis in the income statement rather than gross.

The Emerging Issues Task Force (EITF) of the FASB deliberated this topic as Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” At its September 2005 meeting, the EITF reached consensus that two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, should be combined and considered as a single arrangement for purposes of applying APB 29 when the transactions were entered into “in contemplation” of one another. EITF 04-13 was ratified by the FASB in September 2005 and is effective for new arrangements, or modifications or renewals of existing arrangements, entered into beginning on or after April 1, 2006, which will be the effective date for PEMEX’s adoption of this standard. During the year ended in December 2005, PEMEX did not enter into any arrangement that would be considered a buy/sell contract under EITF 04-13.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

(o)    Deferred income taxes

Effective January 1, 2000, PEMEX follows the provisions of the revised Statement D-4, “Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing”, for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income tax in accordance with U.S. GAAP SFAS 109, “Accounting for Income Taxes” (“FAS 109”).

As described in Note 18, during 2005, a new fiscal regime applicable to PEMEX and its subsidiaries was enacted. Beginning January 1, 2006, certain subsidiary companies of PEMEX will be subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate. The statutory rate for Mexico beginning January 1, 2006 is 29%. As a result of the change in fiscal regime in 2005, PEMEX began generating deferred taxes.

At December 31, 2005, the primary components of the net deferred tax liability under U.S. GAAP consist of the following.

December 31, 2005
Current deferred tax asset:
Accounts and other receivables	Ps. 1,697,231
Inventories	949,555
Accrued liabilities	103,799
Prepaids and other current assets	227,763

Total current deferred tax asset	2,978,349
Less: current valuation allowance	(2,298,671)

Net current deferred tax asset	679,678

Current deferred tax liability:
Prepaids and other current assets	(2,444)

Total current deferred tax liability	(2,444)

Noncurrent deferred tax asset:
Contingencies	109,296
Derivative financial instruments	23,061
Reserve for environmental costs	1,099,959
Property taxes	1,287,079
Tax loss carryforwards	13,855,041
Fixed assets	11,502,128

Total noncurrent deferred tax asset	27,876,563
Less: noncurrent valuation allowance	(25,155,876)

Net noncurrent deferred tax asset	2,720,688

Noncurrent deferred tax liability:
Derivative financial instruments	(2,524,591)
Fixed assets	(2,441,046)

Total noncurrent deferred tax liability	(4,965,637)

Net deferred tax liability	(Ps. 1,567,716)

Net deferred tax liability under U.S. GAAP	(Ps. 1,567,716)
Net deferred tax liability under Mexican GAAP	(1,977,728)

Net deferred U.S. GAAP adjustments to the net deferred tax liability	Ps. 410,012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Note 21—Subsidiary guarantor information, PIDIREGAS liabilities and the Pemex Project Funding Master Trust (“Master Trust”)

The following consolidating information presents condensed consolidating balance sheets at December 31, 2005 and 2004 and condensed consolidating statements of operations and cash flow for the years ended December 31, 2005, 2004 and 2003 of Petróleos Mexicanos, the Master Trust, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (excluding the Master Trust).

These statements are prepared in conformity with accounting principles generally accepted in Mexico, including the recognition of inflation in accordance with Bulletin B-10, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and intercompany balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (“Non-Guarantor Subsidiaries”). Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ guaranty of the Master Trust’s payment obligations are full and unconditional and joint and several.

The Master Trust, a consolidated entity which is a Delaware statutory trust, was organized under the laws of Delaware on November 10, 1998. On December 31, 1998, PEMEX transferred all assets and liabilities related to PIDIREGAS for an amount equaling Ps. 12,471,156 (in nominal terms) to the Master Trust. The main objective of the Master Trust is to administer financial resources related to PIDIREGAS, such financial resources being designated by PEMEX for that purpose, by assuming payment obligations under contracts relating to PIDIREGAS and acting as the borrower under financing arrangements for PIDIREGAS.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Financial Statements and Valuation of Permanent Investments in Stocks.” In accordance with U.S. accounting principles, the Master Trust is a special purpose entity requiring consolidation to the financial statements as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Master Trust, for which Petróleos Mexicanos is the Guarantor and Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals are the Subsidiary Guarantors:

Table 1: Registered Debt Securities of the Master Trust

Security	Issuer	Guarantor	Principal Amount Outstanding
5.75% Guaranteed Notes due 2015	Master Trust	Petróleos Mexicanos	U.S.$	990,746

6.125% Notes due 2008	Master Trust	Petróleos Mexicanos		716,258

6.625% Guaranteed Bonds due 2035	Master Trust	Petróleos Mexicanos		498,005

7.375% Notes due 2014	Master Trust	Petróleos Mexicanos		1,747,650

7.875% Notes due 2009	Master Trust	Petróleos Mexicanos		995,449

8.00% Notes due 2011	Master Trust	Petróleos Mexicanos		743,614

8.5% Notes due 2008	Master Trust	Petróleos Mexicanos		984,674

8.625% Bonds due 2022	Master Trust	Petróleos Mexicanos		969,990

8.85% Guaranteed Notes due 2007	Master Trust	Petróleos Mexicanos		407,241

9.00% Guaranteed Notes due 2007	Master Trust	Petróleos Mexicanos		180,244

9.125% Notes due 2010	Master Trust	Petróleos Mexicanos		998,206

9.25 % Guaranteed Bonds due 2018	Master Trust	Petróleos Mexicanos		339,915

9.375% Guaranteed Notes due 2008	Master Trust	Petróleos Mexicanos		487,600

9.50% Guaranteed Bonds due 2027	Master Trust	Petróleos Mexicanos		790,747

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals:

Table 2: Registered Debt Securities of Petróleos Mexicanos

Security	Issuer	Guarantor	Principal Amount Outstanding
8.85% Global Guaranteed Notes due 2007	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals	U.S.$162,526
9.25 % Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals	9,296
9.375% Guaranteed Notes due 2008	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals	99,859
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals	102,149

The Master Trust does not guaranty debt securities issued by Petróleos Mexicanos.

The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 20. The following also presents the reconciliation of equity to U.S. GAAP as of December 31, 2005 and 2004 and the reconciliation of income to U.S. GAAP for the three years ended December 31, 2005 for each of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. The following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

As of December 31, 2005, Petróleos Mexicanos, the Master Trust, Fideicomiso F/163 and RepCon Lux are the only entities of PEMEX authorized to contract debt with debt outstanding as of that date, and thus all guaranteed debt is issued by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. Management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2005

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	37,906,394	Ps.	54,094,365	Ps.	2,459,101	Ps.	26,366,729	Ps.	0	Ps.	120,826,589
Accounts, notes receivable and other, net and derivative financial instruments		53,402,172		0		22,069,905		45,881,846		0		121,353,923
Accounts receivable-intercompany		136,985,835		33,344,862		462,759,184		83,474,465		(716,564,346)		0
Inventories, net		370,319		0		44,103,910		6,108,079		0		50,582,308

Total current assets		228,664,720		87,439,227		531,392,100		161,831,119		(716,564,346)		292,762,820
Long-term receivables – intercompany		355,921,501		312,309,275		25,033,504		105,092,917		(798,357,197)		0
Investments in subsidiaries		237,581,264		0		1,538,659		23,917,678		(236,472,361)		26,565,240
Properties and equipment, net		8,341,435		0		620,019,212		14,874,909		0		643,235,556
Intangible asset derived from the actuarial computation of labor obligations		12,048,657		0		58,278,424		6,337,204		0		76,664,285
Other assets		168,030		0		1,090,485		2,073,459		0		3,331,974

Total assets	Ps.	842,725,607	Ps.	399,748,502	Ps.	1,237,352,384	Ps.	314,127,286	(Ps.	1,751,393,904)	Ps.	1,042,559,875

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	7,846,660	Ps.	25,305,265	Ps.	743,663	Ps.	2,199,429	Ps.	0	Ps.	36,095,017
Accounts payable – intercompany		475,078,816		5,311,985		165,951,097		70,222,448		(716,564,346)		0
Other current liabilities		4,975,993		15,421,152		74,517,230		33,466,666		0		128,381,041

Total current liabilities		487,901,469		46,038,402		241,211,990		105,888,543		(716,564,346)		164,476,058
Long-term debt		26,430,007		333,587,059		1,107,226		140,468,327		0		501,592,619
Long-term payables-intercompany		301,579,404		20,123,041		473,718,565		2,929,948		(798,350,958)		0
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		54,145,453		0		313,261,542		35,953,934		0		403,360,929

Total Liabilities		870,056,333		399,748,502		1,029,299,323		285,240,752		(1,514,915,304)		1,069,429,606

EQUITY		(27,330,726)		0		208,053,061		28,886,534		(236,478,600)		(26,869,731)

Total liabilities and equity	Ps.	842,725,607	Ps.	399,748,502	Ps.	1,237,352,384	Ps.	314,127,286	Ps.	(1,751,393,904)	Ps.	1,042,559,875

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

For the year ended December 31, 2005

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican GAAP	(Ps.	27,330,726)	Ps.	—	Ps.	208,053,061	Ps.	28,886,534	(Ps.	236,498,600)	(Ps.	26,869,731)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		14,252,898		—		—		14,252,898
Pensions and seniority premiums		(726,899)		—		(7,433,624)		(930,509)		—		(9,091,032)
Additional Pension liability		916,340		—		4,868,212		575,528		—		6,360,080
Post-retirement benefits		(5,669,949)		—		(30,425,714)		(3,968,800)		—		(40,064,463)
Accrued vacation		(75,867)		—		(417,826)		(55,400)		—		(549,093)
Fixed asset adjustments:
Capitalized gains (losses) of hedging financial instruments, net		—		—		(803,151)		—		—		(803,151)
Capitalization of interests, net		11,624		—		(10,126,453)		(154,237)		—		(10,269,066)
Impairment, net		—		—		(27,149,719)		(4,237,707)		—		(31,387,426)
Depreciation convention		(32,774)		—		(1,364,704)		(53,261)		—		(1,450,739)
Derivative financial instruments		194,292		—		7,279,504		5,534		—		7,479,330
Profit in inventory		—		—		(3,408,466)		—		—		(3,408,466)
Deferred taxes		—		—		410,012		—		—		410,012
Advance payment of minimum guaranteed dividends (APMGD)		(15,283,418)		—		—		—		—		(15,283,418)
Reclassification of Pemex Finance net income to minority interest		—		—		—		(1,346,286)		—		(1,346,286)

Total U.S. GAAP adjustments, net		(20,666,651)		—		(54,319,031)		(10,165,138)		—		(85,150,820)

Equity (Deficit) under U.S. GAAP	(Ps.	47,997,377)	Ps.	—	Ps.	153,734,030	Ps.	18,721,396	(Ps.	236,478,600)	(Ps.	112,020,551)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2004

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	45,319,040	Ps.	23,720,785	Ps.	2,168,105	Ps.	16,492,838	Ps.	—	Ps.	87,700,768
Accounts, notes receivable and other, net		80,218,471		57,614,453		52,898,677		9,196,830		(72,850,261)		127,078,170
Accounts receivables-intercompany		22,043,577		40,682,493		360,256,575		80,456,765		(503,439,412)		—
Inventories, net		335,654		—		31,525,304		5,094,668		—		36,955,626

Total current assets		147,916,742		122,017,731		446,848,661		111,241,101		(576,289,673)		251,734,564
Long-term receivables—intercompany		71,999,611		306,799,833		1,886,355		49,024,480		(429,710,279)		—
Investments in subsidiaries		266,343,279		—		2,554,794		24,205,294		(266,343,278)		26,760,089
Properties and equipment, net		8,627,150		—		588,358,195		17,398,779		—		614,384,124
Intangible asset derived from the actuarial computation of labor obligations		12,035,333		—		60,291,713		6,659,261		—		78,986,307
Other assets		1,951,220		765,903		42,856,413		6,425,205		(44,758,244)		7,240,497

Total assets	Ps.	508,873,335		429,583,467	Ps.	1,142,796,131	Ps.	214,954,120	(Ps.	1,317,101,474)	Ps.	979,105,581

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	17,429,724	Ps.	28,455,596		2,002,237	Ps.	2,891,868		—	Ps.	50,779,425
Accounts payable—intercompany		298,493,714		447,257		157,259,956		47,238,485		(503,439,412)		—
Other current liabilities		25,179,890		98,678,307		66,253,967		9,525,968		(105,253,170)		94,384,940

Total current liabilities		341,103,328		127,581,160		225,516,160		59,656,321		(608,692,582)		145,164,365
Long-term debt		27,241,164		302,002,307		11,661,178		78,455,002		—		419,359,651
Long-term payables—intercompany		59,233,963		—		362,653,555		7,822,760		(429,710,279)		—
Sale of future accounts receivables		—		—		50,211,945		—		(12,355,298)		37,856,647
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		46,840,743		—		259,576,142		35,853,896		—		342,270,781

Total liabilities		474,419,198		429,583,467		909,618,980		181,787,979		(1,050,758,159)		944,651,444

EQUITY		34,454,137		—		233,177,138		33,166,141		(266,343,279)		34,454,137
Total liabilities and equity	Ps.	508,873,335	Ps.	429,583,467	Ps.	1,142,796,118	Ps.	214,954,099	(Ps.	1,317,101,438)	Ps.	979,105,581

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

For the year ended December 31, 2004

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican GAAP	Ps.	34,454,137	Ps.	—	Ps.	233,177,138	Ps.	33,166,141	(Ps.	266,343,279)	Ps.	34,454,137
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		15,688,385		—		—		15,688,385
Pensions and seniority premiums:
Pensions and seniority premiums		(876,566)		—		(8,135,449)		(1,016,784)		—		(10,028,799)
Additional pension liability		569,269		—		2,498,876		1,457,900		—		4,526,045
Post-retirement benefits		(6,075,420)		—		(32,871,987)		(4,243,283)		—		(43,190,690)
Accrued vacation		(76,190)		—		(419,576)		(55,632)		—		(551,398)
Fixed asset adjustments:
Capitalized gains and losses of hedging financial instruments		—		—		7,019,775		—		—		7,019,775
Capitalization of interest, net		—		—		(11,663,999)		(391,088)		—		(12,055,087)
Impairment, net		—		—		(29,355,699)		(7,817,867)		—		(37,173,566)
Depreciation convention		(41,895)		—		(2,067,264)		(66,950)		—		(2,176,110)
Derivative financial instruments		966,712		3,903,867		266,169		(716,320)		153,782		4,574,210
Profit in inventory		—		—		(837,144)		—		—		(837,144)
Advance payment of minimum guaranteed dividends		(10,734,035)		—		—		—		—		(10,734,035)

Total U.S. GAAP adjustments, net		(16,268,126)		3,903,867		(59,877,913)		(12,850,867)		153,782		(84,938,414)

Equity (deficit) under U.S. GAAP	(Ps.	18,186,011)	Ps.	3,903,867	Ps.	173,299,225	Ps.	20,316,117	(Ps.	266,189,497)	(Ps.	50,484,277)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2005

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	22,286,229	Ps.	—	Ps.	1,324,653,311	Ps.	549,918,646	(Ps.	968,215,210)	Ps.	928,642,976
Other (expenses) revenues, net		1,442,932		—		(2,609,094)		26,882,500		(13,879,254)		11,837,084

Total revenues		23,729,161		—		1,322,044,217		576,801,146		(982,094,464)		940,480,060
Costs and operating expenses:
Cost of sales		133,697		—		752,192,467		571,692,694		(962,841,519)		361,177,339
Transportation and distribution expenses		—		—		20,831,593		1,079,196		—		21,910,789
Administrative expenses		23,764,225		25,554		42,820,826		4,984,793		(24,795,007)		46,800,391

Total costs and operating expenses		23,897,922		25,554		815,844,886		577,756,683		(987,636,526)		429,888,519
Comprehensive financing cost (income)		(130,858)		3,811,021		(6,874,902)		11,784,164		(4,110,097)		4,479,328
Equity participation in subsidiaries		(75,974,185)		—		—		—		75,974,185		—
Capitalization of Master Trust operations and others		—		3,836,575				5,816,751		(9,653,326)		—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(76,012,088)		—		513,074,233		(6,922,950)		75,973,018		506,112,213
Hydrocarbon extraction duties and other		—		—		554,656,660		3,871,828		—		558,437,488
Special tax on production and services (IEPS Tax)		—		—		20,214,077		—		—		20,214,077
Deferred taxes						1,977,728						1,977,728

		—		—		576,757,465		3,871,828		—		580,629,293
Cumulative effect of adoption of new accounting standards		455,579				1,149,845		169,846		—		1,765,270

Net (loss) income for the year	(Ps.	76,457,667)	Ps.	—	(Ps.	64,833,077)	(Ps.	10,964,624)	Ps.	75,973,018	(Ps.	76,282,350)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2005

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net loss under Mexican GAAP	(Ps.	76,457,666)		Ps. —	(Ps.	64,833,077)	(Ps.	10,964,624)	Ps.	75,973,017	(Ps.	76,282,350)
U.S. GAAP adjustments
Exploration and drilling costs		—		—		(1,435,487)		—		—		(1,435,487)
Pensions and seniority premiums		149,668		—		701,825		86,274		—		937,767
Post-retirement benefits		405,472		—		2,446,273		274,482		—		3,126,227
Accrued vacation		(2,170)		—		(11,760)		(1,550)		—		(15,480)
Fixed asset adjustments										—
Capitalized gains (losses) of hedging financial instruments, net		—		—		(7,822,926)		—		—		(7,822,926)
Capitalization of interests, net		11,624		—		1,537,546		236,851		—		1,786,021
Impairment, net		—		—		2,205,980		3,580,160		—		5,786,140
Depreciation convention		9,121		—		702,560		13,690		—		725,371
Derivative financial instruments		(772,419)		(3,903,867)		4,939,882		691,228		—		954,824
Profit in inventory						(2,571,322)		—		—		(2,571,322)
Available-for-sale securities		(768,936)		—		—		—		—		(768,936)
Deferred Taxes		—		—		410,012		—		—		410,012
Effect of inflation accounting on U.S. GAAP adjustment		176,327		—		13,510		1,781		—		191,618
Reclassification of Pemex Finance net income to minority interest		—		—		—		1,073,715		—		1,073,715

Total U.S. GAAP adjustments		(791,313)		(3,903,867)		1,116,093		5,956,631		—		2,377,544

Net (loss) income for the year	(Ps.	77,248,979)	(Ps.	3,903,867)	(Ps.	63,716,984)	(Ps.	5,007,993)	Ps.	75,973,017	(Ps.	73,904,806)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2004

	Petróleos Mexicanos(1)	Master Trust(1)	Subsidiary Guarantors(1)	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Net sales	Ps. 19,022,683	Ps. —	Ps. 1,123,634,283	Ps.437,537,244	(Ps. 780,825,747)	Ps. 799,368,463
Other (expenses) revenues, net	434,124	—	2,437,140	10,020,767	(1,365,912)	11,526,119

Total revenues	19,456,807	—	1,126,071,423	447,558,011	(782,191,659)	810,894,582
Costs and operating expenses:
Cost of sales	183,004	—	594,690,395	438,733,146	(760,699,214)	272,907,331
Transportation and distribution expenses	—	—	17,841,112	508,345	(189,450)	18,160,007
Administrative expenses	22,608,062	8,001	29,987,459	4,746,412	(19,420,598)	37,929,336

Total costs and operating expenses	22,791,066	8,001	642,518,966	443,987,903	(780,309,262)	328,996,674
Comprehensive financing cost (income)	(9,221,972)	5,453,017	13,154,033	8,506,390	(10,608,421)	7,283,047
Equity participation in subsidiaries	(31,106,343)	—	—	—	31,106,343	—
Capitalization of Master Trust operations and others	—	5,461,018	—	3,250,179	(8,711,197)	—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards	(25,218,630)	—	470,398,424	(1,686,103)	31,121,170	474,614,861
Hydrocarbon extraction duties and other	—	—	431,977,408	1,621,909	14,826	433,614,143
Special tax on production and services (IEPS Tax)	—	—	56,527,996	—	—	56,527,996

			488,505,404	1,621,909	14,826	490,142,139
Cumulative effect of adoption of new accounting standards	(1,126,926)	—	(6,773,593)	(2,917,505)	—	(10,818,024)

Net (loss) income for the year	(Ps. 26,345,556)	Ps. —	(Ps. 24,880,573)	(Ps. 6,225,517)	Ps. 31,106,344	(Ps. 26,345,302)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2004

	Petróleos Mexicanos(1)	Master Trust(1)	Subsidiary Guarantors(1)	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Net loss under Mexican GAAP	(Ps. 26,345,555)	Ps. —	(Ps. 24,880,573)	Ps. 6,225,517	Ps. 31,106,343	(Ps. 26,345,302)
U.S. GAAP adjustments
Exploration and drilling costs	—	—	(1,466,765)	—	—	(1,466,765)
Pensions and seniority premiums	12,283	—	583,955	176,833	—	773,071
Post-retirement benefits	(320,543)	—	(2,145,851)	(280,596)	—	(2,746,990)
Accrued vacation	18,116	—	99,768	13,228	—	131,112
Fixed asset adjustments
Capitalized gains and losses of hedging financial instruments	—	—	855,385	—	—	855,385
Capitalization of interests, net	—	—	1,973,191	41,658	—	2,014,849
Impairment, net	—	—	7,201,021	2,261,807	—	9,462,828
Depreciation convention	13,965	—	689,089	22,317	—	725,371
Derivative financial instruments	2,559,413	3,835,647	1,101,736	(1,620,077)	101,061	5,977,780
Sales of shares of Repsol	698,833	—	—	—	—	698,833
Profit in inventory	—	—	1,073,994	—	—	1,073,994
Available-for-sale securities (Repsol)	(5,196,749)	—	—	—	—	(5,196,749)
Effect of inflation accounting on U.S. GAAP adjustment	572,605	—	22,225	2,947	—	597,777

Total U.S. GAAP adjustments	(1,642,077)	3,835,647	9,987,748	618,117	101,061	12,900,496

Net (loss) income under U.S. GAAP	(Ps. 27,987,632)	Ps. 3,835,647	(Ps. 14,892,825)	Ps. 5,607,400	Ps. 31,207,404	(Ps. 13,444,806)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2003

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	19,669,980	Ps.	—	Ps.	953,495,521	Ps.	329,870,135	(Ps.	623,216,618)	Ps.	679,819,018
Other (expenses) revenues, net		(3,691,290)		—		6,015,898		9,740,410		(8,846,503)		3,218,515

Total revenues		15,978,690		—		959,511,419		339,610,545		(632,063,121)		683,037,533

Costs and operating expenses:
Cost of sales		—		—		493,198,748		335,699,048		(603,767,731)		225,130,065
Transportation and distribution expenses		—		—		16,990,907		357,274		(446,996)		16,901,185
Administrative expenses		21,765,562		49,125		30,899,889		4,713,015		(19,172,002)		38,255,589
Total costs and operating expenses		21,765,562		49,125		541,089,544		340,769,337		(623,386,729)		280,286,839
Comprehensive financing cost (income)		(4,392,774)		6,941,026		35,777,067		10,768,308		(15,677,700)		33,415,927
Equity participation in subsidiaries		(41,805,912)		—		—		—		41,805,912		—
Capitalization of Master Trust operations and others		—		6,990,151		—		—		(6,990,151)		—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(43,200,010)		—		382,644,808		(11,927,100)		41,817,069		369,334,767
Hydrocarbon extraction duties and other		44,654		—		312,371,838		1,016,302		11,157		313,443,951
Special tax on production and services (IEPS Tax)		—		—		102,257,637		—		—		102,257,637
		44,654		—		414,629,475		1,016,302		11,157		415,701,588
Cumulative effect of adoption of new accounting standards		—		—		(2,187,823)		—		—		(2,187,823)

Net (loss) income for the year	(Ps.	43,244,664)	Ps.	—	(Ps.	29,796,844)	(Ps.	12,943,402)	Ps.	41,805,912	(Ps.	44,178,998)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2003

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net loss under Mexican GAAP	(Ps.	43,244,665)	Ps.	—	(Ps.	29,796,844)	(Ps.	12,943,402)	Ps.	41,805,913	(Ps.	44,178,998)
U.S. GAAP adjustments
Exploration and drilling costs		—		—		(20,960,667)		—				(20,960,667)
Pensions and seniority premiums		(10,546)		—		471,664		143,295		—		604,413
Post-retirement benefits		(1,246,270)		—		(7,274,014)		(875,159)		—		(9,395,443)
Accrued vacation		(3,845)		—		(21,392)		(2,890)		—		(28,127)
Fixed asset adjustments
Capitalized gains and losses of hedging financial instruments		—		—		(469,370)		—		—		(469,370)
Capitalization of interests, net		—		—		1,826,910		42,696		—		1,869,606
Impairment, net		—		—		(755,088)		(2,092,372)		—		(2,847,460)
Depreciation convention		13,965		—		689,089		22,317		—		725,371
Derivative financial instruments		(817,983)		71,079		2,015,145		935,326		52,720		2,256,287
Sales of shares of Repsol		(604,741)		—		—		—		—		(604,741)
Profit in inventory		—		—		(112,958)		—		—		(112,958)
Available-for-sale securities		—		—		—		—		—		—
Effect of inflation accounting on U.S. GAAP adjustment		1,010,003		—		49,425		6,678				1,066,106

Total U.S. GAAP adjustments, net		(1,659,417)		71,079		(24,541,256)		(1,820,109)		52,720		(27,896,983)

Net (loss) income under U.S. GAAP	(Ps.	44,904,082)	Ps.	71,079	(Ps.	54,338,100)	(Ps.	14,763,511)	Ps.	41,858,633	(Ps.	72,075,981)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOW

For the year ended December 31, 2005

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating activities
Net loss for the year	(Ps.	76,457,667)	Ps.	—	(Ps.	64,833,076)	(Ps.	10,964,626)	Ps.	75,973,019	(Ps.	76,282,350)
Adjustments to reconcile net loss to cash provided by operating activities
Depreciation and amortization		663,422		—		51,099,675		1,027,654		—		52,790,751
Reserve for retirement payments, pensions and seniority premiums		8,647,618		—		45,004,173		5,430,148		—		59,081,939
Impairment of fixed assets		—		—		(2,117,798)		3,444,798		—		1,327,000
Loss on disposal of fixed assets		280,128		—		3,986,561		718,556		—		4,985,245
Allowance for uncollectible trade accounts		(3,653)		—		887,375		(294,091)		—		589,631
Foreign exchange loss (gain)		(3,060,006)		(24,345,680)		—		(585,624)		—		(27,991,310)
Profits sharing in Subsidiaries		75,973,019		—		(432,398)		(1,348,374)		(75,973,019)		(1,780,772)
Gain from monetary position		(4,338,645)		—		(11,957,177)		(36,625)		—		(16,332,447)
Deferred taxes		—				1,977,728		—		—		1,977,728
Changes in operating assets and liabilities
Accounts and notes receivable		25,514,472		333,813		27,200,052		(38,148,457)		(14,231,400)		668,480
Inter-company changes and deductions		(10,917,345)		284,642,496		(352,936,968)		79,211,817		—		—
Inventories		(45,490)		(147,692)		(6,294,974)		(2,837,856)		—		(9,326,012)
Other assets		1,555,962		(56,660)		731,204		975,019		—		3,205,525
Accounts payable and accrued liabilities		(2,410,591)		2,404,861		4,902,507		17,259,085		—		22,155,862

Cash flows provided by operating activities		15,401,224		262,831,138		(302,783,116)		53,851,424		(14,231,400)		15,069,270
Investing activities:
Increase in fixed assets, net		(667,313)		—		(80,223,692)		(2,350,137)		—		(83,241,142)
Inter-company (increase) decrease investing		(383,933,777)		(289,383,043)		14,162,515		(109,630,782)		768,785,087
Investments in Pemex Finance		—		—		—		2,428,639		—		2,428,639

Cash flows used in investing activities		(384,601,090)		(289,383,043)		(66,061,177)		(109,552,280)		768,785,087		(80,812,503)
Financing Activities
Proceeds from long term financing		47,706,919		122,523,958		898,545		72,514,635		—		243,644,057
Financing payments		(56,016,359)		(60,424,719)		(10,792,205)		(3,125,272)		—		(130,358,555)
Sale of future accounts receivable		—		—		(49,479,726)		—		11,956,814		(37,522,912)
Inter-company (decrease) increase financing		371,658,226		(3,815,593)		400,560,411		382,045		(768,785,089)		—
Increase in equity of subsidiary entities		14,498,300		—		30,092,717		—		—		44,591,017
Dividends paid		(16,787,004)		—		—		(2,274,589)		2,274,588		(16,787,005)

Cash flows provided by financing activities		361,060,082		58,283,646		371,279,742		67,496,819		(754,553,687)		103,566,602
Effects of inflation on cash and cash equivalents		2,188,777		(593,114)		(2,074,528)		(1,390,144)				(1,869,009)
Increase (decrease) in cash and cash equivalents		(5,951,007)		31,138,627		360,921		10,405,819				35,954,360
Cash and cash equivalents, beginning of period		43,857,404		22,955,738		2,098,178		15,960,909		—		84,872,229

Cash and cash equivalents, end of period		37,906,397		54,094,365		2,459,099		26,366,728		—		120,826,589

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

NOTE 22—Supplementary information on oil and gas exploration and production activities (unaudited)

The following tables provide supplementary information on the oil and gas exploration, development and producing activities of Pemex-Exploration and Production in compliance with SFAS No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”). All exploration and production activities of Pemex-Exploration and Production are located in Mexico.

The supplemental data presented herein reflects information for all of Pemex-Exploration and Production’s oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP. Under otherwise indicated, all information is presented in constant pesos as of December 31, 2005.

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2005	2004	2003
Proved properties	Ps. 684,784,553	Ps. 590,965,458	Ps. 515,320,021
Construction in progress	52,550,862	62,828,794	74,441,375
Accumulated depreciation and amortization	(305,819,660)	(263,536,840)	(237,460,481)

Net capitalized costs	Ps. 431,515,755	Ps. 390,257,412	Ps. 352,300,915

Costs incurred for oil and gas property exploration and development activities (unaudited):

	Year ended December 31,
	2005	2004	2003
Exploration	Ps. 14,580,800	Ps. 21,688,779	Ps. 19,112,893
Development	74,954,425	69,663,895	49,946,297

Total costs incurred	Ps. 89,535,225	Ps. 91,352,674	Ps. 69,059,190

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 5,198,916, Ps. 5,429,236 and Ps. 12,529,886 for 2005, 2004 and 2003, respectively, that, in accordance with the successful efforts methods are accounted for as geological and geophysical exploration expenses.

Development costs include those incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Results of operations for oil and gas producing activities (unaudited):

	Year Ended December 31,
	2005	2004	2003
Revenues from sale of oil and gas	Ps. 716,286,862	Ps. 579,693,487	Ps. 463,735,988

Hydrocarbon duties	495,099,657	393,647,599	288,848,752
Excess-gains taxes	56,379,315	35,539,483	20,319,708
Production costs (excluding taxes)	119,855,083	102,716,373	74,762,863
Exploration expenses	5,198,916	5,429,236	6,465,053
Depreciation, depletion, amortization and accretion	37,475,458	25,426,996	25,616,947

	714,008,429	562,759,687	416,013,323

Results of operations for oil and gas producing activities	Ps. 2,278,433	Ps. 16,933,800	Ps. 47,722,665

Crude oil and natural gas reserves:

Sales prices and production costs (unaudited)

The following table summarizes average sales prices (excluding production taxes) in U.S. dollars:

	2005		2004		2003
December average sales price	U.S. $	43.75	U.S. $	30.00	U.S. $	24.51
Crude oil, per barrel	U.S. $	47.04	U.S. $	29.52	U.S. $	25.83
Natural gas, per thousand cubic feet	U.S. $	6.85	U.S. $	6.64	U.S. $	4.10

Crude oil and natural gas reserves (unaudited)

Under the Political Constitution of the United Mexican States and Mexican statutory law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Organic Law, PEMEX has the exclusive right to produce these reserves and owns the extracted productions, not the reserves, subject to a federal production tax. As discussed in Note 20, during 2005, a new fiscal regime, which is applicable only to PEMEX and its subsidiaries, was enacted. The new fiscal regime applicable to Pemex-Exploration and Production, which is effective January 1, 2006, by means of a decree, reforms dispositions of Chapter XII of the Federal Law of Rights in relation to hydrocarbons. PEMEX’s exploration and development activities are limited to reserves located in Mexico.

Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs at the date the estimate is made. Mexico’s proved reserves are estimated by PEMEX’s petroleum engineers. PEMEX uses the year-end crude oil and natural gas prices to calculate its reserve estimates.

PEMEX estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, the stage of development, quality and completeness of basic

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

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

Mexico’s total proved developed and undeveloped reserves of crude oil and condensates decreased by 7.6% in 2005, from 14.8 billion barrels of oil equivalent in 2004 to 13.7 billion barrels of oil equivalent in 2005. In 2005, proved developed reserves of crude oil and condensates decreased by 1.3%, from 9.7 billion barrels of oil equivalent in 2004 to 9.6 billion barrels in 2005. Mexico’s total proved developed and undeveloped dry gas reserves decreased by 1.7% in 2005, from 14.8 trillion cubic feet in 2004 to 14.6 trillion cubic feet in 2005. Mexico’s proved developed dry gas reserves decreased by 6.8% in 2005, from 8.3 trillion cubic feet in 2004 to 8.9 trillion cubic feet in 2005.

Taxes were calculated based on the new fiscal regime (at a base rate of 76.9%) applied to the annual value of extracted production of crude oil and natural gas less certain permitted deductions. The annual value of extracted production of crude oil and natural gas was estimated based on the volume of extracted production in millions of barrels per year multiplied by the specified unit price for each project. The maximum deductions of U.S. $6.50 per equivalent crude oil barrel and U.S. $2.70 per thousand cubic feet of natural gas were applied to the related volume to determine the permitted deductions. When this results in a negative after-tax flow on any given year, tax expenses applied are taken equal to the pre-tax net cash flow of this particular year.

The following two tables of oil and gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves at December 31, 2005, 2004 and 2003 in accordance with the definition of proved reserves under Rule 4-10(a) Regulation S-X of the Securities Act of 1933.

Crude oil and condensate reserves (including natural gas liquids)a

	(Millions of barrels)
	2005	2004	2003
Proved developed and undeveloped reserves
At January 1	14,803	16,041	17,196
Revisions	197	(109)	120
Extensions and discoveries [b]	25	245	84
Production	(1,354)	(1,374)	(1,359)

At December 31	13,671	14,803	16,041

Proved developed reserves at December 31	9,617	9,745	10,473

Note:	Table amounts may not total due to rounding.
a.	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.
b.	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
Source:	Pemex-Exploration and Production

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

Dry gas reserves

	(Billions of cubic feet)
	2005	2004	2003
Proved developed and undeveloped reserves
At January 1	14,807	14,850	14,985
Revisions	661	547	695
Extensions and discoveries [a]	394	641	354
Production [b]	(1,305)	(1,231)	(1,184)

At December 31	14,557	14,807	14,850

Proved developed reserves at December 31	8,888	8,325	8,094

Note:	Table amounts may not total due to rounding.
a.	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
b.	Natural gas production reported in other tables refer to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Based on the reservoir performance, new information, and discoveries, proved reserves for all regions as of December 31, 2005 were estimated to be 16,469.6 million barrels of oil equivalent (17,649.8 million barrels of oil equivalent at December 31, 2004).

Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves, excluding proved reserves scheduled to be produced after the year 2030.

Estimated future cash inflows from production are computed by applying average prices of oil and gas on December 31 to the year-end quantities. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates–with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2006–to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was made based on the new fiscal regime applicable to Pemex-Exploration and Production, effective January 1, 2006, by means of a decree, which reformed Chapter XII of the Federal Law of Hydrocarbon Duties.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

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

Standardized measure of discounted net cash flows (unaudited)

	As of December 31,
	2005		2004		2003
Future cash inflows	U.S.$	653,914	U.S.$	493,971	U.S.$	419,343
Future production costs		(85,432)		(70,922)		(60,515)
Future development costs		(35,966)		(29,314)		(29,834)
Future production and income tax expenses		(448,162)		(311,918)		(261,370)

Future net cash flows		84,354		81,817		67,624
Effect of discounting net cash flows at 10%		(32,728)		(35,193)		(29,974)

Standardized measure of discounted future net cash flows	U.S.$	51,626	U.S.$	46,624	U.S.$	37,650

Note: Table amounts may not total due to rounding.

To comply with SFAS No. 69, the next table presents the aggregate standardized measure change for each year and significant sources of variance:

Changes in standardized measure of discounted net cash flows (unaudited)

	2005		2004		2003
Sales of oil and gas produced, net of production costs	U.S.$	(55,988)	U.S.$	(41,740)	U.S.$	(32,870)
Net changes in prices and production costs		122,257		46,463		1,876
Extensions and discoveries		3,149		3,629		1,869
Development cost incurred during the year		7,067		6,207		7,709
Changes in estimated development costs		(11,453)		(5,212)		(12,702)
Reserves revisions and timing change		3,419		9,082		11,440
Accretion of discount of pre-tax net cash flows		20,523		17,507		17,908
Net changes in production-and excess-gains taxes		(83,972)		(26,962)		(995)

Aggregate change in standardized measure	U.S.$	5,002	U.S.$	8,974	U.S.$	(5,765)

Standardized measure
As of January 1		46,624		37,650		43,415
As of December 31		51,626		46,624		37,650

Change	U.S.$	5,002	U.S.$	8,974	U.S.$	(5,765)

Note: Table amounts may not total due to rounding.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Figures stated in thousands of Mexican pesos as of December 31, 2005 purchasing power and in thousands of U.S. dollars or other currency units)

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.