Form 20-F/A
period 2005-12-31
MEXICAN PETROLEUM
filed 2006-10-24
CIK 932782

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

EXPLANATORY NOTE

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2005 (which we refer to as the Form 20-F) on June 30, 2006. This Amendment No. 1 to our Form 20-F (which we refer to as Amendment No. 1) is being filed solely for purpose of making certain revisions to the disclosure included in “Item 15—Controls and Procedures.”

Petróleos Mexicanos believes that these revisions are not material to its financial condition, operations or prospects.

Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F. In addition, the filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 30, 2006.

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

Based upon our evaluation, our Director General and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2005 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to our management, including the Director General and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, as a result of Petróleos Mexicanos’ identification and correction of certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating financial information for the three years ended December 31, 2004, 2003 and 2002, as presented in Notes 20 and 21 to our consolidated financial statements for those years included in our annual report on Form 20-F for the year ended December 31, 2004. None of these corrections, which were included in Amendment No. 2 to our annual report on Form 20-F/A for the 2004 fiscal year, had an impact on the consolidated financial information presented in our consolidated financial statements. However, we recognize that these inadvertent errors resulted from a material weakness in our internal control over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statement. We believe that the following deficiencies in our internal controls relating to the preparation of the condensed consolidating financial information comprised this material weakness:

1.	We relied on financial reporting systems that did not provide us with the automated information necessary to prepare our condensed consolidating financial information presented in Notes 20 and 21 to our consolidated financial statements in accordance with Mexican GAAP. We maintained automated systems that generated consolidated financial information prepared only in accordance with Mexican governmental accounting norms, which differ from Mexican GAAP. The condensed consolidating financial statements for Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust under Mexican GAAP were, by contrast, prepared manually, based on Excel spreadsheets, which were in turn derived from the automated systems based on Mexican governmental accounting norms. We lacked a control procedure to verify the accuracy of the information included in the spreadsheets.

2.	We did not implement effective procedures designed to ensure a consistent and effective process of preparation and documentation of the condensed consolidating financial information presented in Notes 20 and 21 to our consolidated financial statements. In particular, we did not maintain any manuals or handbooks containing specific instructions and methodological requirements for preparing and documenting these condensed consolidating statements that set forth in separate columns the condensed consolidating financial information relating to Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust. Therefore, the methodology followed to prepare and document the condensed consolidating financial statements presented in Notes 20 and 21 to our consolidated financial statements could vary depending on the level of knowledge and experience of the individuals in charge of such preparation and documentation.

3.	We had not clearly defined the roles and responsibilities of our personnel in the preparation, supervision and disclosure of our condensed consolidating financial information presented in Notes 20 and 21 to our consolidated financial statements. As a result, we had the same employees both preparing, and supervising the preparation of, this condensed consolidating financial information presented in Notes 20 and 21 to our consolidated financial statements. That lack of effective review and supervision of the preparation of our condensed consolidating financial information increased the risk that mistakes in the financial information would not be detected, specifically those mistakes that were corrected in Amendment No. 1 to our annual report on Form 20-F/A for the 2004 fiscal year.

We are in the process of implementing a remediation plan to address the deficiencies described above, and a number of steps have already been taken to improve our disclosure controls and procedures.

Specifically, during 2005, we made the following changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

a.	Since March 2005, our consolidated financial statements are prepared through an automated consolidation system, which extracts financial information directly from the accounting records of the subsidiary entities and consolidated subsidiary companies of Petróleos Mexicanos and generates consolidated financial statements under both Mexican governmental accounting norms and Mexican GAAP. In addition, we conducted training sessions for our accounting personnel in the operation and use of the automated consolidation system.

b.	In December 2005, we reassigned the roles and responsibilities of personnel in the accounting department to ensure that our financial reporting process always involves different personnel preparing the financial information from those supervising such preparation and authorizing its release.

However, at December 31, 2005, these measures designed to improve our internal control over financial reporting and to resolve the material weaknesses in our internal control over financial reporting were not yet in place or had been too recently implemented to resolve the deficiencies in our internal controls described above. Moreover, our management is in the process of preparing for the evaluation of our internal controls implemented for the preparation of the consolidating financial information of Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust, in accordance with the methodology set forth in Auditing Standard No. 4 issued by the Public Company Accounting Oversight Board (“PCAOB”), notwithstanding the fact that we are not presently subject to the requirements of Auditing Standard No. 4 issued by PCAOB and Section 404 of the Sarbanes-Oxley Act of 2002.

Since December 31, 2005, we have performed additional analysis and other post-closing procedures to ensure that our consolidated financial statements are prepared in accordance with Mexican GAAP. Accordingly, PEMEX’s management believes that the financial statements included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

We believe that the measures described above, undertaken to ensure the quality of the information, and modifications to our internal control processes, including upgrading our information technologies through automation of our consolidation system, will improve our ability to prepare the Mexican GAAP financial information presented in Note 21 to our consolidated financial statements. Although we are still in the process of strengthening our controls and procedures in order to eliminate all inadvertent errors, deficiencies and deviations that can appear in the normal course of business, with the additional objective of achieving full compliance with Section 404 of the Sarbanes-Oxley Act of 2002, PEMEX’s management believes that the controls and procedures implemented to date have already enhanced the reliability of the financial information produced by PEMEX.

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

Date: October 24, 2006