Form 20-F
period 2006-12-31
MEXICAN PETROLEUM
filed 2007-07-02
CIK 932782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
☐ Yes     ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes     ☑ No

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
☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17     ☑ Item 18

If this an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes     ☐ No

i

Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Federal Government of Mexico, which we refer to as the Mexican Government, and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 2c. to our consolidated financial statements incorporated in Item 18, including the Pemex Project Funding Master Trust and the Fideicomiso Irrevocable de Administración F/163 (which we refer to as the Fideicomiso F/163) (which are described below under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), are incorporated into the consolidated financial statements; these subsidiary companies are also identified with the corresponding ownership percentages in “— Consolidated Structure of PEMEX” on page 3. Petróleos Mexicanos, the subsidiary entities and the consolidated subsidiary companies are collectively referred to as “PEMEX” or “we.”

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

We maintain our consolidated financial statements and records in constant pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 10.8810 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on December 31, 2006. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

For a discussion of important factors that could cause actual results to differ materially from those contained in any forward-looking statement, you should see “Item 3—Key Information—Risk Factors.”

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the five years ended December 31, 2006 included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. and Ryder Scott Company L.P. reviewed our estimates of the hydrocarbon reserves of Mexico as of December 31, 2005, all reserve estimates involve some degree of uncertainty. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico,” and “—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revision” for a description of the risks relating to our reserves and our reserve estimates.

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
98.33%
P.M.I. Holdings, B.V. (2)
100.00%
P.M.I. Holdings Petr ó leos España, S.L. (9)
100.00%
P.M.I. Services North America, Inc. (1)
100.00%
Pemex Services Europe, Ltd. (3)
100.00%
P.M.I. Services, B.V. (2)
100.00%
Pemex Internacional Espo ña, S.A. (4)
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

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements included in Item 18. The selected financial data set forth below as of the five years ended December 31, 2006 have been derived from our consolidated financial statements for the years ended December 31, 2002 and 2003, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2004, 2005 and 2006.

Our consolidated financial statements for the years ended December 31, 2002, 2003, 2004 and 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”). Our consolidated financial statements for the year ended December 31, 2006 were prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards or “Mexican FRS” or “NIFs”), which replaced Mexican GAAP although this change had no accounting implications for PEMEX in 2006. In this document, unless otherwise stated, we use the term Mexican FRS to mean (1) Mexican GAAP for periods ending prior to January 1, 2006 and (2) NIF for periods ending on or after January 1, 2006. See “Item 5—Operating and Financial Review and Perspective—Recently Issued Accounting Standards.” Beginning January 1, 2003, we recognize the effects of inflation in accordance with Governmental Standard GS-06 BIS “A” Section C, which requires the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican FRS (which we refer to as Bulletin B-10). As a result of the provisions of Bulletin B-10, we have restated our consolidated financial statements for the years ended December 31, 2002, 2003, 2004 and 2005, in order to present our results for each of these years on the same basis and purchasing power as the results for the year ended December 31, 2006 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in our consolidated financial statements are expressed in thousands of constant Mexican pesos as of December 31, 2006. The December 31, 2006 restatement factors applied to the financial statements at December 31, 2002, 2003, 2004 and 2005 were 1.1760, 1.1310, 1.0752 and 1.0405 respectively, which correspond to inflation from January 1, 2003, 2004, 2005 and 2006 through December 31, 2006, respectively, based on the national consumer price index, or “NCPI.” See Note 2b. to our consolidated financial statements included herein for a summary of the effects of adoption of Bulletin B-10 and Notes 2h., 2m., 2n., 2o. and 2x. to our consolidated financial statements included herein for a discussion of the inflation accounting rules applied as a result of the adoption of Bulletin B-10.

Mexican FRS differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The principal differences between our net income and equity under U.S. GAAP and Mexican FRS are described in Note 20 to our consolidated financial statements and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)
	2002		2003		2004		2005		2006		2006(4)
	(in millions of constant pesos as of										(in millions
	December 31, 2006)(3)										of U.S.
											dollars)

Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales(5)	Ps.	582,306	Ps.	707,374	Ps.	831,769	Ps.	966,284	Ps.	1,062,495	$97,647
Total revenues(5)		582,205		710,724		843,763		978,601		1,132,236	104,056
Total revenues net of the IEPS tax		443,726		604,321		784,943		957,567		1,132,236	104,056
Operating income		334,466		415,726		489,437		518,970		581,348	53,428
Comprehensive financing cost		7,057		34,770		7,578		4,661		22,983	2,112
Net income (loss) for the period		(27,795)		(45,970)		(27,413)		(79,374)		45,252	4,159
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents		51,598		82,945		91,256		125,724		188,684	17,341
Total assets		868,309		956,248		1,018,792		1,084,818		1,204,734	110,719
Long-term debt		224,672		343,394		436,358		521,924		505,474	46,455
Total long-term liabilities		616,968		749,523		831,893		941,634		994,854	91,430
Equity (deficit)		117,521		51,870		35,851		(27,959)		39,954	3,672
Amounts in accordance with U.S. GAAP:
Total revenues net of IEPS tax		443,726		604,321		780,302		957,564		1,129,349	103,791
Operating income net of IEPS tax		189,472		279,203		435,156		516,025		655,141	60,210
Comprehensive financing (cost) income		(9,557)		(30,325)		2,239		(11,341)		(17,494)	(1,608)
Net income (loss) for the period		(36,946)		(74,997)		(13,990)		(76,900)		54,667	5,024
Total assets		860,435		922,318		981,673		1,040,628		1,179,919	108,438
Equity (deficit)		19,376		(50,240)		(52,530)		(116,561)		(22,054)	(2,027)
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and Amortization		38,245		45,856		45,051		54,931		63,293	5,817
Investments in fixed assets at cost(6)		107,413		76,756		80,708		86,600		100,856	9,269

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Pemex Project Funding Master Trust and, for U.S. GAAP purposes, Pemex Finance, Ltd.). For Mexican FRS purposes, beginning with the year ended December 31, 2005, we include the financial position and results of Pemex Finance, Ltd. For Mexican FRS and U.S. GAAP purposes, beginning with the year ended December 31, 2003, we include the financial position and results of Fideicomiso F/163 and RepCon Lux, S.A.

(2)	Mexican FRS differs from U.S. GAAP. For the most significant differences between U.S. GAAP and Mexican FRS affecting our consolidated financial statements, see Note 20 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

(3)	Our consolidated financial statements for each of the five years ended December 31, 2006 were prepared in accordance with Mexican FRS, including the recognition of the effects of inflation in accordance with Bulletin B-10.

(4)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate for accounting purposes of Ps. 10.8810 = U.S. $1.00 at December 31, 2006. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(5)	Includes the Special Tax on Production and Services, which we refer to as the “IEPS tax” as part of the sales price of the products sold, except in 2006, when the IEPS tax rate was negative.

(6)	Includes investments in fixed assets and capitalized interest. For 2003, it excludes certain expenditures charged to the oil field exploration and depletion reserve. See Note 2e. to our financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Source:  PEMEX’s financial statements.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End

2002	10.425	9.001	9.746	10.425
2003	11.406	10.113	10.846	11.242
2004	11.635	10.805	11.309	11.154
2005	11.411	10.414	10.894	10.628
2006	11.460	10.431	10.949	10.799

2007
January	11.092	10.765	10.957	11.038
February	11.157	10.917	10.995	11.157
March	11.185	11.013	11.114	11.043
April	11.031	10.924	10.980	10.930
May	10.931	10.738	10.822	10.738
June(2)	10.979	10.712	10.833	10.790

(1)	Average of month-end rates, except for 2007 monthly exchange rates.

(2)	For the period from June 1, 2007 to June 29, 2007.
Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York.

The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on June 29, 2007 was Ps. 10.790 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to the Operations of PEMEX

Crude oil and natural gas prices are volatile, and low crude oil and natural gas prices negatively affect PEMEX’s income

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

More specifically, our business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. The occurrence of any of these events could result in personal injuries, loss of life, equipment damage and environmental damage with the resulting clean-up and repair expenses.

Although we have purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance.”

PEMEX has a substantial amount of debt that could adversely affect our financial health and results of operations

We have a substantial amount of debt. As of December 31, 2006, our total indebtedness, excluding accrued interest but including notes payable to contractors, was approximately U.S. $52.2 billion, which is a 4.8% increase over our total indebtedness, excluding accrued interest but including notes payable to contractors, of U.S. $49.8 billion at December 31, 2005. Our level of debt may not decrease in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concern regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. Although since December 2006 we have financed our investments in PIDIREGAS capital expenditures with our own resources through inter-company private placements (see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), we have relied and will continue to rely on debt to finance our investments in capital expenditures. If we are unable to obtain financing on terms that are favorable, this may hamper our ability to obtain further financing, and, as a result, we may not be able to make the capital expenditures needed to maintain our current production levels and increase Mexico’s hydrocarbon reserves, which may adversely affect our financial health and results of operation. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments” below.

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

PEMEX publishes less U.S. GAAP financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission

We prepare our financial statements according to Mexican FRS, which differs in certain significant respects from U.S. GAAP. See “Item 3—Key Information—Selected Financial Data” and Note 20 to our consolidated financial statements included herein. As a foreign issuer, we are not required to prepare quarterly U.S. GAAP financial information, and we therefore generally prepare a reconciliation of our net income and equity under Mexican FRS to U.S. GAAP as well as explanatory notes and additional disclosure requirements under U.S. GAAP on a yearly basis only. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX, it could limit PEMEX’s ability to satisfy its external debt obligations, and the Mexican Government could privatize PEMEX

Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls us, as well as our annual budget, which is approved by the Mexican Congress. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. The Mexican Government has the power to intervene directly or indirectly in our commercial and operational affairs. Intervention by the Mexican Government could adversely affect our ability to make payments under any securities issued or guaranteed by us.

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

The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of the United Mexican States) were amended, to privatize or transfer all or a portion of Petróleos Mexicanos and the subsidiary entities or their assets. A privatization could adversely affect production, cause a disruption in our workforce and our operations, and cause us to default on certain obligations. See also “—Considerations Related to Mexico” below.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government

The Mexican Government taxes Petróleos Mexicanos and the subsidiary entities heavily. In 2006, approximately 55% of the sales revenues of Petróleos Mexicanos and the subsidiary entities were used to pay taxes to the Mexican Government. The Mexican Congress determines the rates of taxes and duties applicable to Petróleos Mexicanos and the subsidiary entities from year to year depending on a variety of factors. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes.”

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

The Mexican Government has imposed price controls in the domestic market on our products

Since 2003, the Mexican Government has imposed price controls on the sales of natural gas and liquefied petroleum gas (LPG). In September 2005 and January 2007, the Mexican Government set a ceiling price for sales of natural gas and LPG, respectively, sold by PEMEX in the domestic market. As a result of these price controls, PEMEX was not able to pass on all of the increases in the prices of its product purchases to its customers in the domestic market. We do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls in the domestic market on natural gas, LPG or other petroleum products in the future. The imposition of such price controls would reduce our revenues. For more information, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico

The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns the petroleum and all hydrocarbon reserves located in Mexico. Although Mexican law gives Pemex-Exploration and Production the exclusive right to exploit Mexico’s hydrocarbon reserves, it does not preclude the Mexican Congress from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect our ability to generate income.

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

PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments

We invest funds to increase the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. Our ability to make these capital expenditures is limited by the substantial taxes that we pay and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. For more information, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

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

Considerations Related to Mexico

Economic conditions and government policies in Mexico may have a material impact on PEMEX’s operations

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain and service foreign debt. In addition, the Mexican Government may cut spending in the future. These cuts could adversely affect our business, financial condition and prospects. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may reemerge in the future, and could adversely affect our business and our ability to service our debt.

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

Most of our debt is denominated in U.S. dollars, as is all of the debt of Pemex Finance, Ltd., a Cayman Islands company with limited liability established to issue securities backed by crude oil receivables sold through our subsidiary P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI, and together with P.M.I. Trading, Ltd. and their affiliates, the PMI Group) to provide financing for investments in certain of our largest capital expenditures for long-term productive infrastructure projects, which we refer to as PIDIREGAS. In the future, we may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses.

For information on historical peso/U.S. dollar exchange rates, see “Item 3—Key Information—Exchange Rates.”

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX’s operations

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. Presidential and federal congressional elections in Mexico were held on July 2, 2006. On December 1, 2006, Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, formally assumed office as the new President of Mexico. As a result of these elections, no political party holds a simple majority in either house of the Mexican Congress. It is not certain how the policies of the new administration and a possible lack of alignment between the President of Mexico and the Mexican Congress may affect us.

Other Risk Factors

If we are not able to adequately implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and are the subject of sanctions or investigation, our results of operations and our ability to provide timely and reliable financial information may be adversely affected

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the Public Company Accounting Oversight Board, or PCAOB, are creating uncertainty for public companies and foreign issuers, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls over financial reporting to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which, for the management’s report, we are required to include in our annual report which we will file in 2008 for our 2007 fiscal year, and, for the auditor’s attestation report, we are required to include in our annual report which we will file in 2009 for our 2008 fiscal year. As a result, we will incur substantial additional expenses and diversion of management’s time. While we expect to be able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. Any such action could adversely affect our financial results. In addition, if we fail to develop and maintain effective internal controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the December 18, 2006 issue of Petroleum Intelligence Weekly, we were the tenth largest oil and gas company in the world based on data from the year 2005. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos by a decree effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s executive offices are located at Avenida Marina Nacional No. 329, Colonia Huasteca, México, D.F. 11311, México. PEMEX’s telephone number is (52-55) 1944-2500.

Organizational Laws

The activities of Petróleos Mexicanos and the subsidiary entities are regulated primarily by:

•	the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulatory Law); and

•	the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, which we refer to as the Organic Law).

The Organic Law and related regulations grant Petróleos Mexicanos and certain of the subsidiary entities the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•	explore, exploit, produce and sell (first-hand) natural gas and transport and store natural gas, to the extent the transportation and storage activities are inextricably linked with such exploitation and production; and

•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that constitute basic petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

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

In January 2006, the Mexican Congress amended the Regulatory Law and the Organic Law to allow us to co-generate electric energy and to enter into agreements with the Comisión Federal de Electricidad (Federal Electricity Commission) and Luz y Fuerza del Centro (Central Light and Power) to sell our excess production to these entities. The funds and the public investment projects required to carry out these works and allow the acquisition of any additional production by these entities must be included in the annual Presupuesto de Egresos de la Federación (Federal Expenditures Budget), which is subject to discussion by and approval of the Chamber of Deputies.

Capital Expenditures and Investments

We fund our annual budget (not including PIDIREGAS) through revenue generated by our own operations and financing activities. Capital expenditures are undertaken by Petróleos Mexicanos and the subsidiary entities. Capital expenditures and operating expenses must be authorized in our annual budget, which is approved by the Mexican Congress. PIDIREGAS are long-term productive infrastructure projects funded through financing activities of the Pemex Project Funding Master Trust and the Fideicomiso F/163 or directly by a contractor and must also be authorized in a budget approved by the Mexican Congress. Thus, each year, we submit proposals to and negotiate with the Mexican Government regarding how our after-tax funds should be allocated.

PIDIREGAS.  An important component of our capital expenditures are PIDIREGAS. Because of federal budgetary constraints, the Mexican Government has sought private sector participation in the building and financing of PIDIREGAS. The Mexican Government approves the designation of certain infrastructure projects as PIDIREGAS. This designation means that these projects are treated as off-balance sheet items for annual budgetary purposes and under Governmental Standards, until delivery of the completed project to us or until our payment obligations begin under the contract. For Mexican FRS purposes, all PIDIREGAS financings and assets are included in our balance sheet.

The Ley General de Deuda Pública (General Law of Public Debt) and the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) define the PIDIREGAS legal framework. Article 18 of the General Law of Public Debt outlines the treatment of financial obligations under PIDIREGAS, defining as a direct liability the amounts payable under a financing during the current and immediately following fiscal years, and the remaining amounts as a contingent liability until its full payment. Article 32 of the Federal Law of Budget and Fiscal Accountability grants PIDIREGAS preferential and priority treatment for inclusion in the Mexican Government’s budget in future years, until the full payment of a project’s costs.

PIDIREGAS have three stages.

•	First, PEMEX identifies a project as a PIDIREGAS and the Mexican Government authorizes expenditures related to its development.

•	Then, private sector companies, in cooperation with us, build and deliver the project to the specific subsidiary entity in charge of each project.

•	Finally, we, with the Mexican Government’s authorization, pay all amounts owing to contractors and make final payments to receive delivery of the completed project and then record as a liability the full principal amount of all indebtedness incurred to finance the project.

Compliance with Governmental Standards and the Guidelines for the Accounting Treatment of Investments in Long-Term Productive Infrastructure Projects (Technical Release GS-09-B), which outlines the accounting and budgetary treatment applicable to PIDIREGAS, is mandatory during the construction period and after delivery of the PIDIREGAS. The distinction between PIDIREGAS and non-PIDIREGAS expenditures is an important factor for budgetary purposes, since a project’s designation as a PIDIREGAS assures that its financing will not be affected by across-the-board budget cuts. For the purposes of our consolidated financial statements included herein, which are prepared in accordance with Mexican FRS, all of the accounts related to PIDIREGAS were incorporated into the consolidated financial statements, i.e., all of the effects of Technical Release NIF-09-B are excluded. These expenditures and liabilities are included in our consolidated financial statements in accordance with Mexican FRS Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks.”

In recent years, PIDIREGAS have represented a significant portion of our total annual capital expenditures. PIDIREGAS capital expenditures alone totaled, in nominal terms, Ps. 106.1 billion in 2006 (86.5% of our total capital expenditures), Ps. 86.6 billion in 2005 (82.8% of our total capital expenditures) and Ps. 90.8 billion in 2004 (90.5% of our total capital expenditures). For 2007, we have budgeted, in nominal terms, Ps. 132.3 billion for PIDIREGAS capital expenditures (or approximately 89.4% of our total budgeted capital expenditures).

The following table sets forth our capital expenditures for PIDIREGAS for the five years ended December 31, 2006, and the budget for such expenditures for 2007.

PIDIREGAS Expenditures

	Year ended December 31,(1)(2)
											Budget
	2002		2003		2004		2005		2006		2007(3)
	(millions of nominal pesos)										(millions of
											constant 2007
											pesos)
Pemex-Exploration and Production
Ku-Maloob-Zaap	Ps.	865	Ps.	3,072	Ps.	10,222	Ps.	16,424	Ps.	26,724	Ps.	30,097
Cantarell		24,397		23,011		27,240		25,030		25,992		26,644
Strategic Gas Program(4)		8,967		18,079		23,413		20,635		23,420		20,664
Burgos		9,383		10,995		16,344		12,439		15,726		19,193
Antonio J. Bermúdez		471		3,622		6,270		7,045		6,908		7,249
Chuc(5)		302		1,753		4,152		2,266		3,150		3,832
Jujo-Tecominoacán		279		1,668		1,699		2,340		2,943		2,628
Caan(6)		374		834		1,393		1,808		2,241		3,183
Arenque		183		1,089		2,274		2,344		2,231		1,833
Agua Fría-Coapechaca-Tajín(7)		93		1,860		2,402		1,628		2,207		—
Bellota-Chinchorro		244		1,399		2,001		1,550		1,985		2,648
Delta del Grijalva		1,439		641		728		1,100		1,663		2,153
El Golpe-Puerto Ceiba		396		1,915		1,695		2,124		1,634		3,114
Integral Poza Rica		22		424		938		1,192		1,321		873
Cactus-Sitio Grande		114		1,276		918		493		1,221		1,412
Ek-Balam		99		748		668		639		603		276
Taratunich(6)		92		938		787		489		441		—
Carmito-Artesa		187		606		614		320		325		440
Integral Yaxche		—		18		158		383		271		858
Och-Uech-Kax		261		750		718		347		268		385
Cárdenas		44		241		215		143		245		586
Pol(5)		720		1,466		481		217		186		—
Amatitlán-Profeta-Tzapotempa-Vinazco(7)		8		465		650		291		106		—
Ayín-Alux		17		37		108		30		37		349
Integral Batab(5)		57		388		593		17		27		—
Integral Abkatún(6)		529		1,856		2,769		409		26		—
Integral Kanaab(6)		13		284		186		121		26		—
Aceite Terciario del Golfo(7)		—		—		—		—		—		8,828

Total		49,557		79,435		109,638		101,823		121,929		137,245
Pemex-Refining
Cadereyta(8)		115		—		—		—		—		—
Madero(9)		6,608		11,323		—		—		—		—
Salamanca(10)		—		2,679		—		—		—		—
Tula(11)		1,461		133		—		—		—		—
Minatitlán		—		—		445		2,459		7,861		11,865
Fuel Quality Investments		—		—		—		—		—		1,392
Residual Conversion from Tula Refinery		—		—		—		—		—		907
Residual Conversion from Salamanca Refinery		—		—		—		—		—		1,149

Total		8,184		14,134		445		2,459		7,861		15,314
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		75		1,105		537		1,270		477		1,297

Total		75		1,105		537		1,270		477		1,297
Pemex-Petrochemicals
Modernization and Enlargement of the Aromatics Train 1 at Cangrejera petrochemical complex		—		—		—		—		—		626
Styrene plant at Cangrejera petrochemical complex		—		—		—		—		—		267
Ethylene plant at Cangrejera petrochemical complex		—		—		—		—		—		123

Total		—		—		—		—		—		1,016
Total PIDIREGAS Expenditures		57,815		94,674		110,620		105,552		130,267		154,872
Maintenance by Pemex-Exploration and Production included in PIDIREGAS Expenditures(12)		13,671		21,749		19,802		18,942		24,209		22,616

Total PIDIREGAS Capital Expenditures	Ps.	44,144	Ps.	72,925	Ps.	90,818	Ps.	86,610	Ps.	106,058	Ps.	132,256

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting and on the approved dollar amount of capital expenditure translated into pesos at the exchange rate of Ps. 11.20.

(2)	Includes capitalized interest during construction period.

(3)	Approved budget.

(4)	The Strategic Gas Program includes 23 different natural gas projects expected to increase domestic supply of natural gas, thereby minimizing imports.

(5)	The Pol and the Integral Batab projects were merged into the Chuc project as of January 2007.

(6)	The Integral Abkatún, the Integral Kanaab and the Taratunich projects were merged into the Caan project as of January 2007.

(7)	The Agua Fría-Coapechaca-Tajín and the Amatitlán-Profeta-Tzapotempa-Vinazco projects were merged into the new Aceite Terciario del Golfo Project as of January 2007.

(8)	In November 2003, the Cadereyta project was certified as 99.31% complete and formally concluded.

(9)	The Madero project was completed on October 24, 2002, and the final payment was made to the contractor on March 3, 2003.

(10)	The Salamanca project was completed on January 9, 2003.

(11)	The Tula project was completed and contractors were paid on August 27, 2002, although amounts were budgeted for and paid in 2003 to cover potential adjustments or additional works required in connection with this project.

(12)	Maintenance expenditures are not capitalized in accordance with Mexican FRS.
Source: Petróleos Mexicanos.

During 2006, Pemex-Exploration and Production continued implementing 27 PIDIREGAS. Pemex-Exploration and Production will continue to develop these projects in 2007, although some of these projects were consolidated in January 2007.

The following table sets forth our approved capital expenditures budget for PIDIREGAS projects for 2007 through 2010.

PIDIREGAS Approved Budget Expenditures

	Year ended December 31,(1)(2)
	2007		2008		2009		2010
	(millions of constant 2007 pesos)

Pemex-Exploration and Production
Ku-Maloob-Zaap	Ps.	30,097	Ps.	16,471	Ps.	13,543	Ps.	9,629
Cantarell		26,644		16,775		14,661		17,338
Strategic Gas Program		20,664		19,694		23,517		14,094
Burgos		19,193		25,431		26,470		28,724
Antonio J. Bermúdez		7,249		5,577		5,090		2,896
Chuc(3)		3,832		3,532		1,801		42
Jujo-Tecominoacán		2,628		243		994		882
Caan(4)		3,183		1,532		1,153		317
Arenque		1,833		2,336		6,262		1,382
Bellota-Chinchorro		2,648		2,347		617		464
Delta del Grijalva		2,153		2,595		47		—
El Golpe-Puerto Ceiba		3,114		2,783		2,264		63
Integral Poza Rica		873		739		1,084		966
Cactus-Sitio Grande		1,412		980		1,205		330
Ek-Balam		276		899		566		579
Carmito-Artesa		440		306		435		333
Integral Yaxche		858		504		440		593
Och-Uech-Kax		385		801		585		8
Cárdenas		586		501		104		36
Ayín-Alux		349		1,018		1,785		974
Aceite Terciario del Golfo(5)		8,828		11,733		18,549		749

Total		137,245		116,794		121,173		80,400
Pemex-Refining
Minatitlán		11,865		4,553		—		—
Salina Cruz		—		—		1,755		6,877
Fuel Quality Investments		1,392		6,340		19,389		0
Residual Conversion from Tula Refinery		907		5,023		5,885		5,625
Residual Conversion from Salamanca Refinery		1,149		4,013		4,267		4,476

Total		15,314		19,929		31,296		16,978
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		1,297		1,619		164		—

Total		1,297		1,619		164		—
Pemex-Petrochemicals
Modernization and Enlargement of the Aromatics Train 1 at Cangrejera petrochemical complex		626		2,266		171		—
Styrene plant at Cangrejera petrochemical complex		267		600		246		—
Ethylene plant at Cangrejera petrochemical complex		123		360		754		671

Total		1,016		3,226		1,171		671

Total PIDIREGAS Expenditures Budget		154,872		141,568		153,804		98,049
Maintenance by Pemex-Exploration and Production included in PIDIREGAS Expenditures Budget(6)		22,616		21,637		21,325		19,713

Total PIDIREGAS Capital Expenditures Budget	Ps.	132,256	Ps.	119,931	Ps.	132,479	Ps.	78,336

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

(2)	Includes capitalized interest during the construction period.

(3)	The Pol and the Integral Batab projects were merged into the Chuc project as of 2007.

(4)	The Integral Abkatún, the Integral Kanaab and the Taratunich projects were merged into the Caan project as of 2007.

(5)	The Agua Fría-Coapechaca-Tajín and the Amatitlán-Profeta-Tzapotempa-Vinazco were merged into the new Aceite Terciario del Golfo Project as of 2007.

(6)	Maintenance expenditures are not capitalized in accordance with Mexican FRS.
Source: Petróleos Mexicanos.

Non-PIDIREGAS Expenditures.  In addition to the Ps. 130.3 billion spent on PIDIREGAS in 2006, in nominal terms we spent Ps. 20.1 billion in 2006 on other capital expenditures excluding PIDIREGAS (which we refer to as non-PIDIREGAS expenditures), which represents a 6.1% decrease from the Ps. 21.4 billion in nominal terms of non-PIDIREGAS expenditures in 2005. Of the Ps. 20.1 billion in non-PIDIREGAS expenditures during 2006, we allocated Ps. 8.1 billion (or 40.3% of total non-PIDIREGAS expenditures) to exploration and production programs. Of the Ps. 21.4 billion in non-PIDIREGAS expenditures during 2005, we directed Ps. 11.0 billion (or 51.4% of total non-PIDIREGAS expenditures) to exploration and production programs.

Excluding PIDIREGAS expenditures, we have budgeted a total of Ps. 18.0 billion in nominal terms for non-PIDIREGAS expenditures in 2007. We expect to direct Ps. 4.2 billion (or 23.3% of total non-PIDIREGAS capital expenditures) to exploration and production programs in 2007. In addition to our budgeted capital expenditures, the Mexican Congress allocates money in our budget to make principal payments on our PIDIREGAS debt. These payments are expected to total Ps. 55.8 billion in 2007. The amounts allocated by the Mexican Congress to make payments on our PIDIREGAS debt are not included in any of the tables or discussions of capital expenditures herein, as these amounts do not reflect actual capital expenditures.

Our non-PIDIREGAS capital expenditures for the five years ended December 31, 2006 and budgeted for 2007 and 2008 were distributed and budgeted among the subsidiary entities as follows:

Non-PIDIREGAS Expenditures(1)

	Year ended December 31,
											Budget		Budget
	2002		2003		2004		2005		2006		2007(2)(3)		2008(4)
					(in millions of nominal pesos)

Pemex-Exploration and Production	Ps.	13,443	Ps.	8,945	Ps.	3,694	Ps.	11,040	Ps.	8,142	Ps.	4,247	Ps.	23,171
Pemex-Refining		5,893		5,744		4,647		6,542		7,369		8,097		15,140
Pemex-Gas and Basic Petrochemicals		1,721		2,148		1,961		1,936		2,845		3,457		5,373
Pemex-Petrochemicals		1,454		1,627		1,598		1,530		1,426		1,747		4,591
Petróleos Mexicanos		432		549		343		388		349		447		700

Subtotal Non-PIDIREGAS Expenditures		22,942		19,013		12,243		21,436		20,130		17,997		48,975
Maintenance by Pemex-Exploration and Production included in Non-PIDIREGAS Capital Expenditures(5)		8,146		5,640		2,737		3,474		3,511		2,262		2,164

Total Non-PIDIREGAS Capital Expenditures	Ps.	14,796	Ps.	13,373	Ps.	9,506	Ps.	17,962	Ps.	16,619	Ps.	15,735	Ps.	46,811

Note: Numbers may not total due to rounding.

(1)	There are no capital expenditures at the subsidiary company level.

(2)	Amended capital budget for 2007, which includes resources provided by Article 25 of the Federal Budget Law.

(3)	The 2007 non-PIDIREGAS budget is subject to revision if our revenues increase.

(4)	Subject to approval by the Mexican Congress during the 2008 budgetary process.

(5)	Maintenance expenditures are not capitalized in accordance with Mexican FRS.
Source: Petróleos Mexicanos.

Our main objectives for upstream investment are to maximize the long-term economic value, and increase and improve the quality of Mexico’s oil and gas reserves, increase our light crude oil and natural gas production capacities, enhance Pemex-Exploration and Production’s reserves recovery ratio and improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations. In 2007, Pemex-Exploration and Production plans to continue its Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term. The 2007 budget objectives are to maintain the supply of hydrocarbons, increase the production of high-quality petrochemicals and increase our refining capacity in order to satisfy the domestic demand for refined products. Moreover, our production goals for 2007 include producing, on average, 1.7% less crude oil and 6.1% more natural gas as compared to 2006, in order to satisfy domestic demand for natural gas, and to lower the rate of increase of imports of natural gas and natural gas derivatives.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistic and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities increased by 15.2% in 2006, and we continued to finance an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 4,434 thousand barrels of oil equivalent per day in 2006. Pemex-Exploration and Production’s crude oil production decreased by 2.3% from 2005 to 2006, averaging 3,256 thousand barrels per day in 2006. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) increased by 11.2% from 2005 to 2006, averaging 5,356 million cubic feet per day in 2006. Exploration drilling activity decreased by 6.8%, from 74 exploratory wells in 2005 to 69 exploratory wells in 2006. Development drilling activity decreased by 12.1%, from 668 development wells in 2005 to 587 development wells in 2006. In 2006, we completed the drilling of 656 wells. Our drilling activity in 2006 was focused on increasing the production of non-associated gas and light oil production in the Burgos, Veracruz and Macuspana regions.

Our offshore drilling efforts in 2006 led to significant discoveries of non-associated gas fields and light and extra-light crude oil resources, particularly in the Southwestern Marine region. Our current challenge with respect to these discoveries is their development in the following years.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences a significant demand for its refined products. Pemex-Refining’s atmospheric distillation refining capacity remained constant at approximately 1,540 thousand barrels per day during 2006. In 2006, Pemex-Refining produced 1,330 thousand barrels per day of refined products, as compared to 1,338 thousand barrels per day of refined products in 2005.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Furthermore, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks, which are used by Pemex-Refining or Pemex-Petrochemicals. In 2006, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at approximately 4,503 million cubic feet per day. Pemex-Gas and Basic Petrochemicals processed 3,203 million cubic feet per day of sour natural gas in 2006, a 1.6% increase from the 3,153 million cubic feet per day of sour natural gas processed in 2005. It produced 436 thousand barrels per day of natural gas liquids in 2006, remaining constant from natural gas liquid production in 2005. It also produced 3,445 million cubic feet per day of dry gas in 2006, a 9.5% increase from the 3,147 million cubic feet per day produced in 2005.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylenes, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene and paraxylene; (4) propylene and its derivatives, such as acrylonitrile; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) increased by 5.7% in 2006, from 6,219 thousand tons in 2005 to 6,572 thousand tons in 2006, mainly due to increased production of certain products during 2006, including ammonia, vinyl chloride monomer, ethylene oxide and glycols and low density polyethylene.

International Trading

In 2006, our crude oil exports, which we export through our subsidiary PMI, decreased by 1.3%, from 1,817.1 thousand barrels per day in 2005 to 1,792.7 thousand barrels per day in 2006. Natural gas imports decreased by 6.1% in 2006, from 480.4 million cubic feet per day in 2005 to 451.0 million cubic feet per day in 2006. In 2006, exports of petrochemical products by volume decreased by 3.5%, from 853.6 thousand metric tons in 2005 to 823.7 thousand metric tons in 2006, while imports of petrochemical products by volume increased by 9.6%, from 397.4 thousand metric tons in 2005 to 435.6 thousand metric tons in 2006. In 2006, exports of refined products by volume increased by 1.1%, from 186.2 thousand barrels per day in 2005 to 188.2 thousand barrels per day in 2006, while imports of refined products by volume increased by 9.7%, from 391.9 thousand barrels per day in 2005 to 430.1 thousand barrels per day in 2006.

We are a major supplier of crude oil to the United States. The PMI Group provides us and a number of independent customers with international trading, distribution and related services. PMI and P.M.I. Trading, Ltd. sell, buy and transport crude oil, refined products and petrochemicals in world markets. The PMI Group also provides related risk management, insurance, transportation and storage services to us. The PMI Group has offices in Mexico City, Houston and Madrid. The PMI Group’s trading volume of sales and imports totaled U.S. $52,262.6 million in 2006, including U.S. $34,707.2 million in crude oil sales.

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

Reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

Since 1996, reserves valuations have been prepared by the business units of Pemex-Exploration and Production, and these estimates are periodically reviewed by Pemex-Exploration and Production’s management. In addition, final reserves estimates are reviewed by independent engineering firms.

During 2006, Pemex-Exploration and Production retained three independent engineering firms to review its estimates of Mexico’s proved reserves as of December 31, 2005: Netherland, Sewell International, S. de R.L. de C.V. (“Netherland Sewell”); DeGolyer and MacNaughton (“DeGolyer”); and Ryder Scott Company L.P. (“Ryder Scott”, and, together with Netherland Sewell and DeGolyer, the “Independent Engineering Firms”). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.8% of Mexico’s reserves. The 0.2% reserves not covered by the review are located in areas in which third parties provide services to PEMEX through the Financed Public Works Contracts program, as described under “Financed Public Works Contracts” below. Netherland reviewed the reserves in the Northeastern Marine region and Southern region, DeGolyer reviewed the reserves in the Southwestern Marine region and Ryder Scott reviewed the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of their own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of their reserves estimates; and (4) review of PEMEX’s production forecasts and the reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex-Exploration and Production’s reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates furnished by us were reasonable and had been estimated and presented in conformity with generally accepted petroleum and engineering and evaluation principles.

All questions that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10 of Regulation S-X of the SEC, are consistent with international reserve reporting practice, and are in accordance with oil and gas reserve disclosure provisions of the Financial Accounting Standards Board—FASB No. 69 Statement of Standards.

During the first half of 2007, the same independent engineering firms will review Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2006.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 6.0% in 2006, from 13,671 million barrels of oil at December 31, 2005 to 12,849 million barrels of oil at December 31, 2006. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants, decreased by 6.6% in 2006, from 9,617 million barrels of oil at December 31, 2005 to 8,978 million barrels of oil at December 31, 2006. Mexico’s total proved developed and undeveloped dry gas reserves decreased by 4.8% in 2006, from 14,557 billion cubic feet at December 31, 2005 to 13,856 billion cubic feet at December 31, 2006. Mexico’s proved developed dry gas reserves decreased by 2.3% in 2006, from 8,888 billion cubic feet at December 31, 2005 to 8,688 billion cubic feet at December 31, 2006.

The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2002	2003	2004	2005	2006
		(in millions of barrels)

Proved developed and undeveloped reserves
At January 1	18,767	17,196	16,041	14,803	13,671
Revisions(2)	(247)	120	(109)	197	433
Extensions and discoveries(2)	(36)	84	245	25	79
Production	(1,288)	(1,359)	(1,374)	(1,354)	(1,332)

At December 31	17,196	16,041	14,803	13,671	12,849

Proved developed reserves at December 31	11,725	10,473	9,745	9,617	8,978

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions and extensions include positive and negative changes due to new data gathered through drilling of extension wells.
Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2002	2003	2004	2005	2006
	(in billions of cubic feet)

Proved developed and undeveloped reserves
At January 1	16,256	14,985	14,850	14,807	14,557
Revisions(1)	(443)	695	547	661	280
Extensions and discoveries(1)	313	354	641	394	505
Production(2)	(1,141)	(1,184)	(1,231)	(1,305)	(1,487)

At December 31	14,985	14,850	14,807	14,557	13,856

Proved developed reserves at December 31	8,572	8,094	8,325	8,888	8,688

Note: Numbers may not total due to rounding.

(1)	Revisions and extensions include positive and negative changes due to new data gathered through drilling of extension wells.

(2)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

The following table sets forth the volume of proved developed and undeveloped reserves, the number of producing wells, and the number of proved undeveloped locations for the fields that contain over 85% of Mexico’s proved reserves, as of December 31, 2006.

	Proved	Developed	Undeveloped	Producing	Undeveloped
Field	Reserves	Reserves	Reserves	Wells	Locations(2)
	(in millions of barrels of crude oil equivalent)(1)

Akal	4,600.1	4,006.4	593.7	183	13
Ku-Maloob-Zaap	2,487.1	1,410.7	1,076.4	74	98
Jujo-Tecominoacán	964.7	554.8	410.0	58	16
Samaria	850.4	590.4	260.1	45	10
Chicontepec	653.6	117.6	536.1	577	1,719
Iride	610.7	451.6	159.1	39	8
Sihil	286.0	73.0	213.0	4	8
Ixtal	211.5	128.8	82.8	4	4
Cunduacán	201.0	119.9	81.1	18	3
Oxiacaque	160.5	46.6	113.9	8	8
Sinán	156.8	126.2	30.6	14	5
Caan	140.0	140.0	0.0	24	0
Bolontikú	133.0	60.6	72.3	5	5
May	131.1	64.5	66.6	6	7
Chuc	129.4	126.2	3.2	16	3
Cactus	101.0	44.6	56.3	21	7
Chiapas-Copanó	95.2	95.2	0.0	14	0
Muspac	94.9	94.9	0.0	15	0
Balam	90.4	90.4	0.0	4	0
Poza Rica	89.7	73.2	16.6	192	12
Puerto Ceiba	89.0	66.9	22.1	16	3
Cárdenas	84.9	70.7	14.2	14	3
Sen	66.2	47.0	19.2	13	4
Ogarrio	55.3	36.6	18.7	48	22
Paredón	52.6	52.6	0.0	7	0
Lum	52.6	27.3	25.2	1	3
Caparroso-Pijije-Escuintle	51.7	42.8	8.9	14	2
Abkatún	50.7	50.7	0.0	14	0
Platanal	48.7	11.9	36.9	2	3
Papán	46.5	46.5	0.0	0	0
Ayín	45.6	0.0	45.6	0	3
Ek	39.7	39.7	0.0	2	0
Alux	36.9	0.0	36.9	0	2
Cuitláhuac	35.2	27.9	7.3	223	29
Bacab	30.9	30.9	0.0	4	0
Culebra	29.2	23.1	6.2	444	38
Tizón	25.4	11.4	14.0	3	3
Arcabuz	18.8	14.7	4.2	183	21
Kutz	15.3	15.3	0.0	3	0
Ixtoc	14.4	14.4	0.0	3	0
Arcos	13.6	13.6	0.0	156	0
Nohoch	12.6	12.6	0.0	5	0
Pol	9.9	9.9	0.0	12	0
Misón	6.9	0.0	6.9	0	3
Chac	6.2	6.2	0.0	2	0
Luna-Palapa	3.3	3.3	0.0	6	0
Citam	2.3	1.2	1.2	1	1
Escarbado	1.5	1.5	0.0	1	0

Total	13,133.3	9,094.2	4,039.1	2,498	2,066

Mexico’s proved reserves	15,514.2	10,648.1	4,866.1
Percentage	85%	85%	83%

Note: Numbers may not total due to rounding.

(1)	To convert dry gas to barrel of oil equivalent, a factor is used of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent.

(2)	Undeveloped locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
Source: Pemex-Exploration and Production.

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 through 2006, we completed 5,216 exploration and development wells. During 2006, our average success rate for exploratory wells was 46% and our average success rate for development wells was 92%. From 2002 to 2006, we discovered 26 new crude oil fields and 76 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 364 at the end of 2006.

The 2006 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where we discovered new reservoirs with the drilling of the Lakach-1 well. Our activities focused on efficient ways of identifying potential hydrocarbon sources. The exploratory activity yielded 182.9 million barrels of crude oil equivalent of proved reserves in 2006. Our main activities in terms of seismic acquisition were in the Burgos Project, where 1,260 square kilometers were acquired.

The following table summarizes our drilling activity for the five years ended December 31, 2006.

	Year Ended December 31,
	2002	2003	2004	2005	2006

Wells drilled	447	653	733	759	672
Exploratory wells drilled	58	96	105	73	58
Development wells drilled	389	557	628	686	614
Wells completed	459	593	727	742	656
Exploratory wells	55	88	103	74	69
Exploratory productive wells	27	53	42	39	32
Success rate%	49	60	41	53	46
Development wells	404	505	624	668	587
Development productive wells	355	455	581	612	541
Success rate%	88	90	93	92	92
Producing wells (annual averages)(2)	4,590	4,941	5,286	5,682	6,080
Marine region	346	369	380	388	411
Southern region	1,000	979	935	959	958
Northern region	3,245	3,593	3,972	4,335	4,711
Producing wells (at year end)	2,067	2,307	5,217	5,671	5,998
Producing fields	309	340	355	357	364
Marine region	20	23	25	29	30
Southern region	93	102	97	84	88
Northern region	196	215	233	244	246
Drilling Rigs	70	101	132	116	103
Kilometers drilled	1,186	1,763	2,106	2,004	1,858
Average depth by well (meters)	2,478	2,904	2,692	2,828	2,771
Discovered fields(1)	16	33	24	16	13
Crude oil	2	11	8	3	2
Natural gas	14	22	16	13	11
Crude oil and natural gas output by well (barrels per day)	900	880	833	774	729

Note: Numbers may not total due to rounding.

(1)	Includes only fields with proved reserves.

(2)	In May 2007, the monthly average of total producing wells was 6,361.
Source: Pemex-Exploration and Production.

The following table sets forth our lifting costs (the average amount in U.S. dollars that it costs us to extract a barrel of oil equivalent) for each of the last three years.

Average Lifting Costs
Year Ended December 31,
2004	2005	2006
(U.S. dollars per barrel)

$3.78	$4.24	$4.13

Source: Pemex-Exploration and Production.

Our lifting costs decreased by 2.6% from 2005 to 2006, primarily as a result of a 1.6% decrease in production expenses, from Ps. 74.1 billon in 2005 to Ps. 72.9 billon in 2006. This decrease in production expenses was primarily due to a decrease in the expense of gas used for gas lifting, which in turn was due to a reduction in gas prices. The total production of hydrocarbons in barrels of oil equivalent increased by 0.9% from 2005 to 2006.

Pemex-Exploration and Production calculates and discloses its lifting costs (the cost of producing oil from a well) in accordance with international practice. The production or lifting cost per barrel is calculated by dividing the total production expenses (in U.S. dollars) into the total production of hydrocarbons (in barrels of oil equivalent) over the relevant period. The lifting costs are calculated in accordance with U.S. GAAP SFAS No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies.”

The total lifting cost consists of all direct and indirect costs incurred to produce crude oil and gas, including costs associated with the operation and maintenance of wells and related equipment and facilities. In addition, it includes costs of labor to operate the wells and facilities, the costs of materials, supplies and fuel consumed, including gas used for gas lifting, nitrogen and other chemicals, repair and non-capitalized maintenance costs, and other costs, such as fees for general services, a labor fund for active personnel, corporate services and indirect overhead, but excludes non-cash expenses such as amortization of capitalized well expenses, the depreciation of fixed assets, and expenses associated with the distribution and handling of hydrocarbons and other expenses that are related to exploration and drilling activities.

Extensions and Discoveries

During 2006, we discovered new sources of crude oil and natural gas reserves in the Southwestern and Northeastern Marine regions, as well as the Northern and Southern regions. The new discoveries yielded a total of 182.9 million barrels of crude oil equivalent of proved reserves. The extensions yielded a total reduction of 7.2 million barrels of crude oil equivalent of proved reserves.

In the Southwestern Marine region, the drilling of the Lakach-1, Onel-1, Yaxché-101 and Homol-101 wells led to the addition of 55.7 million barrels of proved oil reserves and 405.7 billion cubic feet of proved natural gas reserves. The drilling of wells in the Northern region led to the addition of 109.9 billion cubic feet of proved natural gas reserves, mainly in the Burgos basin, where the drilling of the General-8, Mareógrafo-1, Arcabuz-560, Cachas-1, Quintal-1, Explorador-115, Cheche-1, Rusco-1, Fogonero-101, Antiguo-7 and Rosal-2 wells added 62.3 billion cubic feet of proved natural gas reserves. Other important discoveries occurred in the Veracruz basin, with the drilling of Enispe-1, Fresnel-1, Mocarroca-1, Romarik-1 and Rosenblú-1 wells, which added 3.3 million barrels of proved oil reserves and 47.7 billion cubic feet of proved natural gas reserves. Finally, in the Southern region, the exploration activities via the Nelash-1 and Cobra-1 wells led to the addition of 7.2 and 32.8 billion cubic feet of natural gas reserves, respectively.

Expenditures in Exploration and Production

In nominal peso terms, our expenditures for exploration and production were Ps. 130,071 million in 2006, as compared to Ps. 112,863 million in 2005, representing a 15.2% increase in nominal terms. An important component of our investment budget consists of projects financed under PIDIREGAS. In 2006, in nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS expenditures totaled approximately Ps. 121,929 million, including Ps. 24,209 million of maintenance expenditures, which are not capitalized under

Mexican FRS. Of our total PIDIREGAS expenditures, Ps. 26,724 million was directed to the Ku-Maloob-Zaap fields, Ps. 25,992 million was directed to the Cantarell fields, Ps. 23,420 million was directed to the Strategic Gas Program, Ps. 15,726 million was used for development of the Burgos natural gas fields (including Ps. 2,428 million from Financed Public Works Contracts Program, see “Item 4—Information on the Company—Financed Public Works Contracts”), Ps. 6,908 million was directed to the Antonio J. Bermúdez fields, Ps. 2,231 million was directed to the Arenque fields, Ps. 2,943 million in the Jujo-Tecominoacán fields and Ps. 3,150 million was directed to the Chuc fields. During 2006, expenditures for these eight projects amounted to 87.8% of all PIDIREGAS expenditures for exploration and production. The remaining 12% amounted to Ps. 14,835 million in nominal terms, which was directed to the 19 remaining projects, 17 of which were commenced in 2002.

In 2006, our PIDIREGAS capital expenditures in exploration and production totaled Ps. 97,720 million as compared to Ps. 82,881 million in 2005, which represents an increase of 17.9%.

The Ku-Maloob-Zaap, Cantarell, Strategic Gas Program, Burgos, Antonio J. Bermúdez, Arenque, Jujo-Tecominoacán and Chuc PIDIREGAS are described below.

Ku-Maloob-Zaap.  The Ku-Maloob-Zaap project is one of the main producers of heavy crude oil and plays an important part in the production of the Maya crude oil mix. In order to maintain our volume of production, we are drilling wells and implementing a pressure maintenance system in this project. In nominal peso terms, our PIDIREGAS expenditures were Ps. 10,222 million in 2004, Ps. 16,424 million in 2005 and Ps. 26,724 million in 2006 in the Ku-Maloob-Zaap project. For 2007, we anticipate that our PIDIREGAS expenditures in this project will reach Ps. 30,097 million and that our total accumulated PIDIREGAS expenditures in the project will reach approximately U.S. $7.5 billion. In 2007, Pemex-Exploration and Production expects to invest approximately U.S. $51 million in a pressure maintenance project with a volume of 56 billion cubic feet. This pressure maintenance project is expected to reach an average nitrogen injection rate of 400 million cubic feet per day while operational, with a maximum injection rate of 566 million cubic feet per day, by taking advantage of the fifth module added to the Cantarell nitrogen cryogenic plant. In addition, in 2007, the Floating Production, Storage and Offloading (FPSO) vessel, Yùum K’ak’náab (Lord of the Sea) will begin operations. It will be the first FPSO vessel operating in the Gulf of Mexico, and will allow us to: 1) increase our production flexibility in the Northeast Marine region; 2) blend different types of crude oil in order to maintain a Maya type mix and satisfy the export market; 3) increase our storage capacity by 2.2 million barrels; and 4) establish an additional offloading position with a maximum capacity of 1.2 million barrels per day.

Cantarell.  In nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS expenditures were Ps. 27,240 million in 2004, Ps. 25,030 million in 2005 and Ps. 25,992 million in 2006 in the development of the Cantarell reservoirs in the Marine region. For 2007, we have budgeted Ps. 26,644 million for Cantarell PIDIREGAS expenditures. By the end of 2007, we expect our PIDIREGAS expenditures in the Cantarell project to total approximately U.S. $23.1 billion.

On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell oil and natural gas field to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant cost approximately Ps. 10,131 million in nominal terms. Pursuant to the terms of the agreement, the consortium has legal ownership of the plant, and Pemex-Exploration and Production has committed to buy from the consortium 1.2 billion cubic feet per day of nitrogen for a period of 15 years. The plant began operations in 2000. During 2006, Pemex-Exploration and Production paid approximately U.S. $166 million under this contract for a total volume of approximately 430 billion cubic feet of nitrogen. In 2007, Pemex-Exploration and Production expects to pay approximately U.S. $197 million under this contract for a total volume of approximately 489 billion cubic feet of nitrogen, which will be injected into the Cantarell field. In 2006, we added a fifth module to the nitrogen plant, which increased its production capacity by approximately 300 million cubic feet per day, in order to reach a total nitrogen production of approximately 1.5 billion cubic feet per day. We plan to inject approximately 1.34 billion cubic feet per day into the Cantarell reservoirs in 2007, and we plan to inject approximately

0.93 billion cubic feet per day from 2008 to 2016. After 2016, we will gradually reduce the amount of nitrogen we inject into the Cantarell reservoirs and the excess nitrogen will be injected in other fields in the Marine region. By maintaining favorable crude oil recovery rates at Cantarell, we expect that the injection program will yield long-term benefits, including increasing the productive life of the wells and the volume of oil recovered. In the event that the agreement is rescinded due to a cause imputed to us, we will be obligated under the agreement to purchase the nitrogen production plant, with an estimated value of approximately U.S. $712 million as of December 31, 2006, which includes the fifth module.

Strategic Gas Program.  In 2001, Pemex-Exploration and Production initiated a nine-year, U.S. $8,105 million project named the Strategic Gas Program. Field development and optimization of production will represent 76% of expenditures, with the goal of increasing the production of natural gas to 2,308 million cubic feet per day by 2015. Exploration activities will represent 12% of expenditures with the goal of increasing proved reserves in twelve different exploratory natural gas and integral gas projects. Finally, development of newly discovered fields will represent 12% of our total outlays. In nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS expenditures were Ps. 23,420 million in the program in 2006, as compared with Ps. 20,635 million in 2005. For 2007, we expect PIDIREGAS expenditures to be Ps. 20,664 million, which would bring our total PIDIREGAS expenditures in the program to approximately U.S. $10.7 billion through December 31, 2007. During the period from 2002 to 2006, average production was 1,020.4 million cubic feet per day of natural gas. Since 2002, 143 exploratory wells demonstrated offshore and onshore gas potential, resulting in a 37% exploratory success ratio. During 2006, 11 fields were discovered. The Cachas, Explorador, Fogonero, Mareógrafo, Quintal and Rusco fields were discovered in the Burgos basin. The Lakach field was discovered in the deep waters of the Gulf of Mexico. The Cobra field was discovered in the onshore area of the Southeastern basin. Finally, the Enispe, Romarik and Rosenblú fields were discovered in the Veracruz basin.

Burgos.  In 1997, Pemex-Exploration and Production initiated a 15-year project to develop the Burgos natural gas fields in Northern Mexico, which accounted for 11% of our total natural gas production in 1997. We expect that the Burgos project will better enable us to meet increasing domestic demand for natural gas. Three major turn-key contracts have been awarded to Dowell-Schlumberger México (worth U.S. $108 million), Industrial Perforadora de Campeche, S.A. de C.V. (worth U.S. $96.4 million) and Halliburton International, Inc. (worth U.S. $71 million) for this project. From 2003 to 2006, exploration activities and reclassification of reserves in the Burgos area increased estimated proved reserves by 62.7 million barrels of oil equivalent, and production in this period was 351.8 million barrels of oil equivalent. During 2006, reserves increased by 54.9 million barrels of oil equivalent, from 404.6 million barrels of oil equivalent in 2005 to 459.5 million barrels of oil equivalent in 2006. In nominal peso terms, our PIDIREGAS expenditures were Ps. 16,344 million in 2004, Ps. 12,439 million in 2005 and Ps. 15,726 million in 2006 in the Burgos project (including Financed Public Works Contracts). For 2007, we anticipate that our PIDIREGAS expenditures in this project will amount to Ps. 19,193 million and that our total accumulated PIDIREGAS expenditures will reach approximately U.S. $10.6 billion.

Antonio J. Bermúdez.  In 2002, we began investing in the Antonio J. Bermúdez project, the main PIDIREGAS in the Southern region. This project is designed to accelerate reserve recovery, as well as increase the recovery factor by drilling additional wells and implementing a pressure maintenance system. In nominal peso terms, our PIDIREGAS expenditures were Ps. 6,270 million in 2004, Ps. 7,045 million in 2005 and Ps. 6,908 million in 2006 in the Antonio J. Bermúdez project. For 2007, we anticipate that our PIDIREGAS expenditures in this project will amount to Ps. 7,249 million and that our total accumulated investments will be approximately U.S. $2.9 billion. In July 2007, the injection of 190 million cubic feet per day of nitrogen supplied by a modular plant under construction will be started. This modular plant will be located next to the field. We will pay approximately U.S. $35 million under the contract for this volume of nitrogen. From 2008 to 2022, we plan to inject the same volume.

Arenque.  In 2002, Pemex-Exploration and Production initiated this project to recover light crude oil reserves with high gas-oil relation. The Arenque project includes drilling and secondary recovery processes, as well as exploratory studies. In nominal peso terms, our PIDIREGAS expenditures were Ps. 2,274 million in 2004, Ps. 2,344 million in 2005 and Ps. 2,231 million in 2006 in the Arenque project. In 2007, we expect our

PIDIREGAS expenditures to be Ps. 1,833 million in this project, bringing our total PIDIREGAS expenditures in the Arenque project to approximately U.S. $0.9 billion.

Jujo-Tecominoacán.  This field is the second largest crude oil producer in the Southern region and has been exploited by Pemex-Exploration and Production since 1980. Our investments in the Jujo-Tecominoacán fields since 2002 are designed to slow the decrease in oil production in recent years, by drilling additional wells and implementing maintenance programs. In nominal peso terms, our PIDIREGAS expenditures were Ps. 1,699 million in 2004, Ps. 2,340 million in 2005 and Ps. 2,943 million in 2006 in the Jujo-Tecominoacán project. In 2007, we expect our PIDIREGAS expenditures to be Ps. 2,628 million in this project, bringing our total PIDIREGAS expenditures in the Jujo-Tecominoacán project to approximately U.S. $1.0 billion. We plan to convert a production well into an injection well in 2007. In 2007, we expect to begin injecting nitrogen supplied by a modular plant under construction near the field. We plan to inject approximately 90 million cubic feet per day beginning in November 2007.

Chuc.  The Chuc project is part of an integrated strategy of light crude oil production in the Southwestern Marine region. It is part of the operating and maintenance of the Pol-A facility and water injection complexes. In January 2007, the Pol and Batab projects were merged into the Chuc project. In nominal peso terms, our PIDIREGAS expenditures were Ps. 5,226 million in 2004, Ps. 2,500 million in 2005 and Ps. 3,363 million in 2006 in the Chuc, Pol and Batab projects. In 2007, we expect our PIDIREGAS expenditures to be Ps. 3,832 million in this project and anticipate that our total accumulated PIDIREGAS expenditures will reach approximately U.S. $1.5 billion.

Non-PIDIREGAS Investments.  In addition to PIDIREGAS investments, Pemex-Exploration and Production makes non-PIDIREGAS investments called Recursos Propios (Proprietary Funds) or Inversiones Programables (Programmed Investments), authorized by the Ministry of Finance and Public Credit and the Mexican Congress. In nominal peso terms, in 2006, non-PIDIREGAS capital expenditures of Pemex-Exploration and Production totaled Ps. 4.631 million, of which Ps. 3,642 million, or 78.6%, was invested in strategic projects and Ps. 989 million, or 21.4%, in general operating improvements. Our investments consisted of Ps. 311 million in oil and gas exploration and Ps. 4,320 million in general field development and facilities.

2007 Exploration and Production PIDIREGAS and Non-PIDIREGAS Expenditures Budget.  For 2007, Pemex-Exploration and Production anticipates a total of Ps. 4,247 million in non-PIDIREGAS expenditures, including Ps 2,262 million of expenditures for maintenance. In addition to these non-PIDIREGAS expenditures, the 2007 budget includes all of the 21 on-going PIDIREGAS strategic exploration and production projects for a total PIDIREGAS budget of approximately Ps. 137,245 million, (including Ps. 22,616 million of non-capitalized expenditures for maintenance) Ps. 6,977 million relates to Financed Public Works Contracts. Approximately Ps. 116,192 million, or 84.7% of our PIDIREGAS budget, is to be allocated to projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1999 to 2005. Approximately Ps. 21,053 million, or 15.3%, will be allocated to operating projects as well as to projects relating to maintenance facilities, industrial safety and environmental projects. The 2007 PIDIREGAS budget includes Ps. 30,097 million for Ku-Maloob-Zaap, Ps. 26,644 million for Cantarell, Ps. 20,664 million for the Strategic Gas Program, Ps. 19,193 million for Burgos, Ps. 7,249 million for Antonio J. Bermúdez and Ps. 33,398 million for the other PIDIREGAS.

Exploration and Production Investment Trends.  In 2006, we invested Ps. 12,960 million in nominal terms, or 12.7% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents an 11.6% decrease from the Ps. 14,653 million invested in exploration activities in 2005. In 2006, we invested Ps. 89,391 million in nominal terms, or 87.3% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents a 17.9% increase from the amount invested in development activities in 2005. In 2005, we invested Ps. 75,794 million in nominal terms, or 83.8% of the total capital expenditures for Pemex-Exploration and Production, in development activities.

In 2007, we have budgeted Ps. 100,286 million, or 86.0% of total capital expenditures, for the development activities of Pemex-Exploration and Production, which represents an 12.2% increase in nominal terms from 2006. For exploration activities, we have budgeted Ps. 16,328 million, or 14.0% of total capital expenditures, which represents a 26.0% increase in nominal terms from the amounts that Pemex-Exploration and Production invested in exploration activities in 2006. In 2008, we expect to spend Ps. 16,367 million, or 14.1% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 0.2% increase in nominal terms from the amount projected for 2007. In 2009, we expect to spend Ps. 16,131 million, or 14.1% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 1.4% decrease in nominal terms from the amount projected for 2008. In 2010, we expect to spend Ps. 14,912 million, or 14.1% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 7.6% decrease in nominal terms from the amount projected for 2009. These are baseline projections and are currently under revision. We expect capital expenditures allocated to exploration activities to increase during the 2008 to 2009 period.

Capital expenditures for Pemex-Exploration and Production as a percentage of PEMEX’s total capital expenditures have been increasing in recent years, from 69.9% in 2002 to 83.4% in 2006; this trend will reverse in upcoming years, with capital expenditures for Pemex-Exploration and Production as a percentage of PEMEX’s total capital expenditures decreasing to 78.8% in 2007 and to 69.7% in 2008.

The following table sets forth our PIDIREGAS and Non-PIDIREGAS capital expenditures related to exploration and development during the five years ended December 31, 2006.

Exploration and Development Capital Expenditures for 2002-2006

	Year ended December 31,(1)
	2002		2003		2004		2005		2006
			(millions of nominal pesos)

Exploration	Ps.	8,552	Ps.	16,411	Ps.	21,664	Ps.	14,653	Ps.	12,960
Development		32,630		44,580		69,129		75,794		89,391

Total	Ps.	41,182	Ps.	60,991	Ps.	90,793	Ps.	90,447	Ps.	102,351

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2007 through 2010:

Estimated Exploration and Development Capital Expenditures for 2007-2010

	Year ended December 31,(1)
	2007(2)		2008		2009		2010
			(millions of nominal pesos)

Exploration(3)	Ps.	16,328	Ps.	16,367	Ps.	16,131	Ps.	14,912
Development(3)		100,286		99,796		98,357		90,922

Total	Ps.	116,614	Ps.	116,163	Ps.	114,488	Ps.	105,834

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

(2)	Approved budget.

(3)	Estimated budgets for 2008 through 2010 are based on amounts authorized by the Ministry of Finance and Public Credit for projects in 2007.

Financed Public Works Contracts

Our Financed Public Works Contracts program, or FPWC, previously known as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program is to provide a contractual framework that promotes an efficient execution of public works, in order to increase Mexico’s hydrocarbons production. The FPWC are public works contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Pemex-Exploration and Production retains the rights and title to all hydrocarbons produced and works performed under each FPWC, as all works are performed on behalf of Pemex-Exploration and Production.

The invitation for bids for the first two rounds of FPWC bidding, corresponding to works and services necessary for non-associated natural gas production in eight blocks in the Burgos basin, occurred in July 2003 and in the second half of 2004, respectively. The following table summarizes the results of those rounds.

			Contract amount
			(in millions of
Block	Signature date	Contractor	U.S. dollars)

Reynosa-Monterrey	November 14, 2003	Repsol Exploración México, S.A. de C.V.	$2,437
Cuervito	November 21, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum	260
Misión	November 28, 2003	Servicios Múltiples de Burgos, S.A. de C.V., a consortium comprised by Tecpetrol (a subsidiary of Techint Group) and Industrial Perforadora de Campeche, S.A. de C.V.	1,036
Fronterizo	December 8, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum	265
Olmos	February 9, 2004	Lewis Energy México, S. de R.L. de C.V.	344
Pandura-Anáhuac	December 9, 2004	Industrial Perforadora de Campeche, S.A. de C.V. and Compañía de Desarrollo y Servicios Petroleros, S.A. de C.V.	900
Pirineo	March 23, 2005	Monclova Pirineo Gas, S. de R.L. de C.V., a consortium comprised by Constructora Industrial Monclova, Materiales la Gloria, Alianz Petroleum, Steel Serv., Suelopetrol, NCT, Estudios y Proyectos and Petrotesting Colombia	645

		Total	$5,887

Source: Pemex-Exploration and Production.

As of December 31, 2006, seven contracts had been awarded under the FPWC program, for a total amount of U.S. $5,887 million.

During 2006, through the FPWC program, 63 wells were drilled, 67 wells were completed and 945 square kilometers of three-dimensional seismic information was acquired, among other projects. The projects carried out in 2006 represented an investment of approximately U.S. $222 million. At the end of 2006, natural gas production in the seven blocks listed in the table above reached 153 million cubic feet per day.

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

On August 10, 2006, we launched the invitation for bids for the third round of FPWC bidding in the Burgos basin. We awarded two contracts for the Nejo and Monclova blocks, but we did not receive any bids for the Euro block contract. The following table summarizes the results of this third round:

			Contract amount
			(in millions of
Block	Signature date	Contractor	U.S. dollars)

Nejo	April 3, 2007	Iberoamericana de Hidrocarburos, S. A. de C. V.	$911.5
Monclova	April 20, 2007	GPA Energy, S. A. de C. V:	433.5

		Total	$1,345.0

There are two pending legal proceedings related to the FPWC program. See “Item 8—Financial Information—Legal Proceedings—Civil Actions.”

Crude Oil and Natural Gas Production

In 2006, we produced an average of 3,256 thousand barrels per day of crude oil, 2.3% lower than our average daily production in 2005 of 3,333 thousand barrels per day of crude oil. The decrease was mainly due to a production decline in the Cantarell complex caused by natural advances of gas oil and water which came into contact with crude oil and adverse weather conditions. Accordingly, our production of heavy crude oil decreased by 143 thousand barrels per day, which was 6.0% less than the average daily production in 2005. The 6.0% decrease in our heavy crude oil production was partially offset by an increase in light and extra-light crude oil production of 65 thousand barrels per day, or a 6.9% increase as compared to 2005, due to an increase in production provided by completions and workover jobs in the Southwestern Marine region.

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

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2006, 68.9% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 31.1% consisted of light and very light crudes. The Marine region yields mostly heavy crude oil (81.1% of this region’s production in 2006), although significant volumes of light crude oil are also produced (18.9% of this region’s production). The Southern region yields mainly light and very light crudes (together, 97.1% of this region’s production), and the Northern region yields heavy crude oil (66.2% of this region’s production in 2006) and light and very light crudes (33.8% of this region’s production in 2006).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Cantarell and Ku-Maloob-Zaap complexes in the Northeastern Marine region and in Chuc, Caan, Sinán and Ixtal in the Southwestern Marine region. In particular, the Cantarell complex produced 1,788 thousand barrels per day of crude oil in 2006, or 54.9% of the total crude oil production in 2006, and 716 million cubic feet per day of natural gas, or 13.4% of the total natural gas production in 2006.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2006.

						2006
	2002	2003	2004	2005	2006	vs. 2005
	(in thousands of barrels per day)					(%)

Marine region
Heavy crude oil	2,127.1	2,380.9	2,412.3	2,330.8	2,173.6	(6.7)
Light crude oil	476.7	433.0	416.7	422.5	506.2	19.8

Total	2,603.8	2,813.9	2,829.0	2,753.3	2,679.8	(2.7)
Southern region
Heavy crude oil	6.2	6.4	7.1	20.8	14.2	(31.7)
Light crude oil	492.2	476.9	465.6	475.7	477.1	0.3

Total	498.4	483.3	472.7	496.6	491.3	(1.1)
Northern region
Heavy crude oil	40.3	38.0	38.6	35.4	55.9	57.9
Light crude oil	34.6	35.6	42.6	48.1	28.6	(40.5)

Total	74.9	73.6	81.2	83.5	84.5	1.2
Total heavy crude oil	2,173.7	2,425.4	2,458.0	2,387.0	2,243.8	(6.0)
Total light crude oil	1,003.5	945.5	924.9	946.4	1,011.8	6.9

Total crude oil	3,177.1	3,370.9	3,382.9	3,333.3	3,255.6	(2.3)

Note:  Numbers may not total due to rounding.
Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by business unit for the five years ended December 31, 2006.

Crude Oil Production

						2006
	2002	2003	2004	2005	2006	vs. 2005
	(in thousands of barrels per day)					(%)

Northern region
Burgos	—	—	—	—	—	—
Poza Rica-Altamira	73.4	72.1	79.5	81.6	83.0	1.7
Veracruz	1.5	1.5	1.7	1.9	1.5	(24.3)

Total	74.9	73.6	81.2	83.5	84.5	1.2
Southern region
Cinco Presidentes	34.3	37.3	37.7	38.8	39.3	1.3
Bellota-Jujo	201.8	195.4	212.3	224.0	219.1	(2.2)
Macuspana	1.6	2.5	4.9	5.0	6.6	33.3
Muspac	48.2	42.2	36.1	33.3	33.6	0.8
Samaria-Luna	212.3	205.9	181.6	195.5	192.7	(1.4)

Total	498.4	483.3	472.7	496.6	491.3	(1.1)
Marine region
Cantarell	1,902.3	2,122.8	2,136.4	2,035.3	1,800.9	(11.5)
Ku-Maloob-Zaap(P)	249.3	293.6	304.4	321.7	403.8	25.5
Abkatún-Pol-Chuc	406.8	359.0	321.8	299.8	332.2	10.8
Litoral de Tabasco	45.4	38.6	66.4	96.5	142.9	48.1

Total	2,603.8	2,813.9	2,829.0	2,753.3	2,679.8	(2.7)

Total crude oil	3,177.1	3,370.9	3,382.9	3,333.3	3,255.6	(2.3)

In 2006, the Marine region’s offshore facilities, which are located in the Campeche Sound in the Gulf of Mexico, produced 82.3% of Pemex-Exploration and Production’s total crude oil production. Approximately 15.1% of crude oil production came from onshore facilities in the Southern region. Inland facilities in the Northern region accounted for the remaining 2.6% of total crude oil production. Due to the high productivity of certain wells, 23 fields accounted for 90.0% of Pemex-Exploration and Production’s total crude oil production in 2006.

The Marine region is an area of approximately 21,000 square kilometers in the Campeche Sound in the Gulf of Mexico. Our production area covers 9,000 square kilometers of the Marine region. We began geophysical operations in this region in 1972, commenced drilling in 1974 and began production in June 1979. In 2006, the average production level for this region was 2,679.8 thousand barrels per day. The Marine region’s production area includes 29 oil fields that are less than 100 meters below sea level and have an average well depth of 3,500 meters.

The Southern region covers an area of approximately 23,000 square kilometers, with our production area in this region comprising 9,000 square kilometers in the states of Chiapas, Tabasco and Veracruz. In 2006, production in the Southern region totaled 491.3 thousand barrels per day. This production area included 84 oil fields with an average well depth of 5,500 meters.

The Northern region, including the continental shelf area in the Gulf of Mexico, covers an area of approximately 2 million square kilometers. Our production area in this region is located in the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí, Puebla and the continental platform in the Gulf of Mexico. In 2006, production in the Northern region totaled 84.5 thousand barrels of crude oil per day and 2,228 million cubic feet of natural gas per day. This production area included 244 oil fields with an average well depth of 2,100 meters.

The following table sets forth our annual natural gas production rates for the five years ended December 31, 2006:

	Year Ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in million cubic feet per day)					(%)

Northern region
Burgos	1,006.9	1,030.7	1,094.5	1,217.3	1,330.3	9.3
Veracruz	153.9	205.2	313.8	499.2	723.3	44.9
Poza Rica-Altamira	107.1	110.8	119.5	118.8	174.1	46.5

	1,267.9	1,346.7	1,527.8	1,835.2	2,227.6	21.4
Southern region
Cinco Presidentes	56.5	58.7	67.8	62.8	56.7	(9.7)
Bellota-Jujo	292.2	276.6	276.6	281.9	271.4	(3.7)
Macuspana	132.4	147.5	179.6	167.5	192.9	15.2
Muspac	725.7	686.0	558.1	449.2	368.5	(18.0)
Samaria-Luna	497.0	461.2	412.9	438.9	462.6	5.4

	1,703.8	1,630.0	1,495.1	1,400.3	1,352.1	(3.4)
Marine region
Cantarell	704.3	786.1	789.1	760.7	717.7	(5.7)
Ku-Maloob-Zaap	126.8	154.4	158.4	167.1	202.5	21.2
Abkatún-Pol-Chuc	520.3	494.3	456.1	431.8	512.5	18.7
Litoral de Tabasco	100.3	87.0	146.5	222.9	343.6	54.1

	1,451.8	1,521.8	1,550.0	1,582.5	1,776.4	12.3

Total natural gas	4,423.5	4,498.4	4,572.9	4,818.0	5,356.1	11.2

In 2006, the Northern region produced 42% of the total natural gas production, an increase of 21.4% as compared to the region’s 2005 production of 38% of the total natural gas production. In 2006, the Southern region produced 25% of the total natural gas production, a decrease of 3.4% as compared to the region’s 2005 production of 29% of the total natural gas production. In 2006, the Marine region produced 33% of the total natural gas production, an increase of 12.3% as compared to the region’s 2005 production of 33% of the total natural gas production.

Production by Fields

We conduct exploration, production and development activities in fields throughout Mexico. Mexico’s main fields are described below.

Ku-Maloob-Zaap Complex.  This complex of fields is located off the coast of Campeche in Mexican territorial waters in the Gulf of Mexico. This is the second most important complex of fields in Mexico in terms of total proved remaining hydrocarbon reserves. It is composed of the Ku, Maloob and Zaap fields, and extends over an area of 121 square kilometers. As of December 31, 2006, there were a total of 93 wells drilled, 74 of which were producing. In terms of crude oil production, this complex was the second most important in Mexico, producing an average of 394.2 thousand barrels of crude oil and 201.2 million cubic feet of natural gas per day in 2006. As of December 31, 2006, cumulative production was 2.2 billion barrels of crude oil and 1.1 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 2.1 billion barrels of crude oil and 1.3 trillion cubic feet of natural gas as of December 31, 2006. Total proved reserves were 2.5 billion barrels of crude oil equivalent as of December 31, 2006, of which 1.4 billion were developed.

Cantarell Project.  Cantarell is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 185.5 square kilometers. The Akal field is considered one of the last super giant oil fields in the world discovered in the past 30 years. As of December 31, 2006, there were a total of 427 wells drilled, 200 of which were producing. During 2006, the Cantarell project was the most important producer of crude oil in Mexico, averaging 1.8 million barrels per day of crude oil, 11.9% lower than the production in 2005, which was 2.0 million barrels per day of crude oil. The natural gas production during 2006 was 715.5 million cubic feet per day of natural gas, 5.8% lower than the 2005 natural gas production, which was 759.2 million cubic feet per day. As of December 31, 2006, cumulative production was 12.2 billion barrels of crude oil and 5.0 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 4.2 billion barrels of crude oil and 2.7 trillion cubic feet of natural gas as of December 31, 2006. Total proved reserves were 4.9 billion barrels of crude oil equivalent as of December 31, 2006, of which 4.1 billion were developed.

Abkatún-Pol-Chuc Complex.  This area is made up of three fields in the Southwestern offshore region, which extend over an area of 198 square kilometers. As of December 31, 2006, there were a total of 197 wells drilled, six of which were injectors. Currently, there are 42 producing wells. During 2006, the complex was the third most important crude oil producer, averaging 151.8 thousand barrels of crude oil and 159.5 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 3.9 billion barrels of crude oil and 3.5 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 151.4 million barrels of crude oil and 173.5 billion cubic feet of natural gas as of December 31, 2006. Total proved reserves were 190.1 million barrels of crude oil equivalent as of December 31, 2006, of which 186.9 million were developed.

Caan Field.  This field is located in the Southwestern offshore region and covers an area of 46 square kilometers. As of December 31, 2006, there were a total of 42 wells drilled, 24 of which were producing. During 2006, the field was the fifth most important crude oil producer, averaging 88.2 thousand barrels of crude oil and 185.4 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 782.6 million barrels of crude oil and 1.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 73.1 million barrels of crude oil and 292.0 billion cubic feet of natural gas. Total proved reserves were 140.0 million barrels of crude oil equivalent, all of which were developed.

Antonio J. Bermúdez Complex.  This complex of fields is the largest crude oil producer in the Southern region and the fourth largest in Mexico. It consists of the Samaria, Cunduacán, Oxiacaque, Iride, Platanal and Carrizo fields, and covers an area of 192 square kilometers. As of December 31, 2006, there were a total of 435 wells drilled, 112 of which were producing. During 2006, the complex produced an average of

142.3 thousand barrels of crude oil and 298.8 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 2.7 billion barrels of crude oil and 3.7 trillion cubic feet of natural gas. Proved hydrocarbon reserves in this field totaled 1.2 billion barrels of crude oil and 2.6 trillion cubic feet of natural gas as of December 31, 2006. Total proved reserves were 1.9 billion barrels of crude oil equivalent as of December 31, 2006, of which 1.2 billion were developed.

Jujo-Tecominoacán Field.  This field is the second largest crude oil producer in the Southern region, and the sixth largest producer in Mexico and covers an area of 74 square kilometers. As of December 31, 2006, there were a total of 127 wells drilled, 58 of which were producing. During 2006, the field produced an average of 85.3 thousand barrels of crude oil and 97.0 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 1.0 billion barrels of crude oil and 1.2 trillion cubic feet of natural gas, and proved hydrocarbon reserves totaled 625.8 million barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 964.7 million barrels of crude oil equivalent as of December 31, 2006, of which 554.8 million were developed.

Puerto Ceiba Field.  This field is one of the most important crude oil producers in the Southern region and in 2006 was the seventh largest producer in Mexico, covering an area of 41.2 square kilometers. As of December 31, 2006, there were 42 wells drilled in the field, 16 of which were producing. During 2006, this field produced an average of 54.4 thousand barrels of crude oil and 37.2 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 135.2 million barrels of crude oil and 89.0 billion cubic feet of natural gas. Proved hydrocarbon reserves in this field totaled 77.4 million barrels of crude oil and 47.5 billion cubic feet of natural gas as of December 31, 2006. Total proved reserves were 89.0 million barrels of crude oil equivalent as of December 31, 2006, of which 66.9 million were developed.

Delta del Grijalva Project.  In terms of production, this project produces light oil. It is ranked as the most important light oil producer in the Southern region, and one of the most important in Mexico. It includes the fields of Caparroso-Pijije-Escuintle, Escarbado, Luna-Palapa, Sen and Tizón. During 2006, the fields produced an average of 50.4 thousand barrels of crude oil and 163.8 million cubic feet of natural gas per day. The most important producers are Sen, Luna-Palapa, Caparroso-Pijije-Escuintle and Tizón.

•	Sen. This field covers an area of 41 square kilometers. As of December 31, 2006, there were a total of 34 wells drilled, 13 of which were producing. During 2006, the field produced an average of 21.5 thousand barrels of crude oil and 55.6 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 192.1 million barrels of crude oil and 526.5 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 40.9 million barrels of crude oil and 105.8 billion cubic feet of natural gas. Total proved reserves were 66.2 million barrels of crude oil equivalent as of December 31, 2006, of which 47.0 million were developed.

•	Luna-Palapa. This field covers an area of 17 square kilometers. As of December 31, 2006, there were a total of 41 wells drilled, six of which were producing. During 2006, the field produced an average of 3.4 thousand barrels of crude oil and 20.2 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 117.2 million barrels of crude oil and 655.9 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 1.7 million barrels of crude oil and 6.5 billion cubic feet of natural gas. Total proved reserves were 3.3 million barrels of crude oil equivalent as of December 31, 2006, all of which are developed.

•	Caparroso-Pijije-Escuintle. This field covers an area of 16.6 square kilometers. As of December 31, 2006, there were a total of 35 wells drilled, 14 of which were producing. During 2006, the field produced an average of 18.6 thousand barrels of crude oil and 55.5 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 123.4 million barrels of crude oil and 359.5 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 30.2 million barrels of crude oil and 89.6 billion cubic feet of natural gas. Total proved reserves were 51.7 million barrels of crude oil equivalent as of December 31, 2006, 42.8 million of which were developed.

•	Tizón. This field covers an area of 14 square kilometers. As of December 31, 2006, there were a total of six wells drilled, three of which were producing. During 2006, the field produced an average of 5.2 thousand barrels of crude oil and 29.3 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 9.9 million barrels of crude oil and 60.9 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 13.0 million barrels of crude oil and 52.4 billion cubic feet of natural gas. Total proved reserves were 25.4 million barrels of crude oil equivalent as of December 31, 2006, of which 11.4 million were developed.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec).  This complex of fields includes the Profeta-Tzapotempa-Vinazco and Agua Fría-Coapechaca-Tajín projects, among others, and is focused on field development. The complex, which is part of the Northern region, covers an area of 3,731 square kilometers and it is divided into eight sectors containing 29 fields. As of December 31, 2006, there were a total of 1,462 wells drilled, 577 of which were producing. During 2006, this complex of fields produced an average of 22.7 thousand barrels of crude oil and 26.9 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 141.5 million barrels of crude oil and 241.6 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 502.0 million barrels of crude oil and 0.8 trillion cubic feet of natural gas as of December 31, 2006. Total proved reserves were 653.6 million barrels of crude oil equivalent as of December 31, 2006, of which 117.6 million were developed.

Burgos Project.  The Burgos fields are located in northeastern Mexico. During 2006, they produced an average of 1.3 billion cubic feet of natural gas per day. This complex of fields is the largest producer of non-associated gas in Mexico. Some of the most important producers are the Arcabuz-Culebra, Cuitláhuac and Arcos fields.

•	Arcabuz-Culebra. This field covers an area of 380 square kilometers. As of December 31, 2006, there were a total of 790 wells drilled in this area, 627 of which were producing. During 2006, the field produced an average of 245.3 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 1,414.3 billion cubic feet of natural gas, and proved gas reserves totaled 249.2 billion cubic feet of natural gas, of which 195.2 billion were developed.

•	Cuitláhuac. This field covers an area of 190 square kilometers. As of December 31, 2006, there were a total of 339 wells drilled in this area, 223 of which were producing. During 2006, the field produced an average of 117.9 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 479.6 billion cubic feet of natural gas, and proved hydrocarbon reserves totaled 159.6 billion cubic feet of natural gas, of which 126.4 billion were developed.

•	Arcos. This field covers an area of 45 square kilometers. As of December 31, 2006, there were a total of 184 wells drilled in this area, 156 of which were producing. During 2006, the field produced an average of 97.1 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 550.5 billion cubic feet of natural gas, and proved gas reserves totaled 74.5 billion cubic feet of natural gas, of which 74.5 billion were developed.

Muspac Field.  Muspac is the most important gas and condensate producing field in the Southern region, covering an area of 17 square kilometers. As of December 31, 2006, there were a total of 31 wells drilled, 15 of which were producing. During 2006, the field produced an average of 1.0 thousand barrels of crude oil and 84.4 million cubic feet of natural gas per day. As of December 31, 2006, cumulative production was 73.5 million barrels of crude oil and 1.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 4.6 million barrels of crude oil and 357.0 billion cubic feet of natural gas as of December 31, 2006. Total proved reserves were 94.9 million barrels of crude oil equivalent as of December 31, 2006, all of which were developed.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2006, this pipeline network consisted of approximately 34,865 kilometers of pipe, of which 3,431 kilometers were located in the Marine region, 11,624 kilometers were located in the Southern region and 19,810 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “— Transportation and Distribution” below.

Crude Oil Sales

During 2006, domestic consumption of crude oil amounted to approximately 1,445 thousand barrels per day, which represented 44% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—International Trading” below. Maya crude oil accounted for 83% of exported crude oil volume sold by PMI in 2006.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in thousands of barrels per day)					(%)

Production	3,177.1	3,370.9	3,382.9	3,333.3	3,255.6	(2.3)
Distribution
Refineries	1,171.9	1,246.4	1,257.9	1,274.9	1,242.1	(2.6)
Products under processing agreements(1)	130.4	112.5	97.4	81.4	80.2	(1.5)
Petrochemicals	144.5	150.4	133.8	131.0	122.3	(6.6)
Exports	1,716.2	1,848.3	1,873.6	1,832.6	1,789.1	(2.4)

Total	3,163.1	3,357.6	3,362.7	3,319.9	3,233.7	(2.6)

Stock changes, statistical
differences(2)	14.0	13.3	20.3	13.4	21.8	62.7

     _ _
Note: Numbers may not total due to rounding.
(1) Represents exports to third-party processors for re-import into Mexico.
(2) Measurement inconsistencies, shrinkage and leakage.
Source: Pemex-Exploration and Production.

Maya crude oil accounted for 42% of domestic consumption in 2006. Due to its sulphur content, Maya crude oil requires extra processing and has lower refining yields than most valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Therefore, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. As a consequence of this price difference, we must continue to support the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil in less efficient refining complex configurations. We may do this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers agree to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. See “International Trading—Geographic Distribution of Export Sales” below.

Gas Flaring

The flaring of produced gas, which is the process of burning off surplus combustible vapors from a well, either as a means of disposal or as a safety measure to relieve well pressure, is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2006, gas flaring represented 5.1% of our total natural gas production, which is an increase from 2005, when gas flaring represented 3.8% of total natural gas production. The increase occurred as a consequence of maintenance activities to the gas pipeline running from Samaria to Cactus, as well as in the Akal C7 and C8 processing platforms, and failures at the compression facilities in different offshore platforms.

Refining

Refining Processes and Capacity

Pemex-Refining’s production processes include the following:

•	Atmospheric distillation. This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, kerosene, jet fuel, diesel, atmospheric gas oil and atmospheric residual crude oil.

•	Vacuum distillation. This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil, which is produced by boiling crude oil.

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-Refining uses reforming processes to convert low-octane gasoline into higher-octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher-octane products.

•	Hydrotreatment or resid hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulphur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

•	Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulphuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•	Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naphtha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material called coke of petroleum.

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2002	2003	2004	2005	2006
	(in thousands of barrels per day)

Production Process
Atmospheric distillation	1,540.0	1,540.0	1,540.0	1,540.0	1,540.0
Vacuum distillation	768.4	768.4	768.4	768.4	754.0
Cracking	395.5	395.5	374.5	374.5	380.5
Visbreaking	141.0	141.0	141.0	141.0	91.0
Reforming	301.3	301.3	301.3	301.3	279.3
Hydrotreatment	987.1	987.1	987.1	987.1	926.1
Alkylation and isomerization	143.9	143.9	143.9	143.9	152.5
Coking	—	100.0	100.0	100.0	100.0

Source: Base de Datos Institucional (Pemex BDI).

At the end of 2006, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula, and one topping unit located in the petrochemical complex of Cangrejera. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulphurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2006, our refineries processed 1,284 thousand barrels per day of crude oil (207 thousand barrels at Cadereyta, 149 thousand barrels at Madero, 169 thousand barrels at Minatitlán, 196 thousand barrels at Salamanca, 290 thousand barrels at Salina Cruz and 273 thousand barrels at Tula), which consisted of 784 thousand barrels per day of Olmeca and Isthmus crude oil and 500 thousand barrels per day of Maya crude oil.

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

Production

Pemex-Refining produces a wide range of products derived from crude oil, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined oil and natural gas products. Pemex-Refining produced 1,330 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2006, a decrease of 0.6% from 2005 levels.

The following table sets forth, by category, Pemex-Refining’s production of refined products from 2002 through 2006.

Pemex-Refining Production

	Year Ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in thousands of barrels per day)					(%)

Refinery crude oil runs	1,245.4	1,285.9	1,303.4	1,284.4	1,284.2	0.0
Refined products
Liquefied petroleum gas	31.3	33.8	28.0	30.6	25.4	(17.0)
Gasoline
Nova (leaded)/Base	16.4	10.5	3.9	4.8	7.5	56.3
Pemex Magna	359.4	396.5	418.5	412.0	413.7	0.4
Pemex Premium	21.8	37.6	43.8	38.2	35.0	(8.4)
Others	0.7	0.6	0.4	0.1	0.1	0.0

Total	398.2	445.2	466.7	455.1	456.2	0.2
Kerosenes
Jet fuel	56.7	59.6	62.1	63.3	64.8	2.4

Total	56.7	59.6	62.1	63.3	64.8	2.4
Diesel
Pemex Diesel	246.7	290.8	319.6	312.3	318.3	1.9
Low sulphur diesel	0.7	0.6	—	—	—	—
Others	19.5	16.4	5.1	5.9	9.8	66.1

Total	266.9	307.8	324.7	318.2	328.1	3.1
Fuel oil	449.6	396.5	368.0	350.8	325.2	(7.3)
Other refined products
Asphalts	28.8	25.6	27.2	29.3	32.3	10.2
Lubricants	4.9	5.5	5.4	5.2	5.1	(1.9)
Paraffins	1.0	0.9	1.0	1.1	1.0	(9.1)
Still gas	37.4	51.3	49.9	51.9	56.7	9.2
Other refined products(1)	1.1	16.7	28.2	32.8	34.8	6.1

Total	73.3	100.1	111.7	120.2	129.9	8.1

Total refined products	1,275.9	1,342.9	1,361.2	1,338.3	1,329.7	(0.6)

  _ _
Note: Numbers may not total due to rounding.
(1) Includes aeroflex 1-2, coke, furfural extract and light cyclic oil as of 2005.
Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2006, fuel oil represented 24%, gasoline represented 34% and diesels represented 25% of total refined product production. Jet fuel represented 5% and liquefied petroleum gas represented 2% of total production of refined products in 2006. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, over the past several years Pemex-Refining has been producing unleaded gasoline (including Pemex Premium) as opposed to leaded gasoline (Nova Base, a leaded gasoline, is produced only as a base for other products). All of our automotive gasoline production now consists of unleaded gasoline. In addition, we introduced new environmentally sound products such as Pemex Diesel, with 0.05% sulphur content. The share of Pemex Diesel as a percentage of total diesel produced by Pemex-Refining has increased from 92% in 2002 to 97% in 2006. We also promote liquefied petroleum gas as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

Over the five years ended December 31, 2006, the value of Pemex-Refining’s domestic sales of refined products was as follows:

Value of Domestic Sales(1)

	Year Ended December 31,										2006
	2002		2003		2004		2005		2006		vs. 2005
	(in millions of constant pesos at December 31, 2006)(2)										(%)

Oil Products
Gasoline
Pemex Magna	Ps.	69,338.1	Ps.	93,277.3	Ps.	126,220.0	Ps.	156,905.2	Ps.	181,286.7	15.5
Pemex Premium		15,032.9		21,183.2		29,666.3		35,230.0		40,410.7	14.7
Aviation fuels		151.6		150.1		128.7		179.0		180.4	0.8
Others		148.5		97.8		97.7		63.7		94.4	48.2

Total		84,671.0		114,708.6		156,112.7		192,377.8		221,972.2	15.4
Kerosene
Jet fuel		6,282.1		8,338.7		11,774.8		16,899.6		18,897.1	11.8
Other kerosene		160.9		132.7		140.3		153.4		192.3	25.4

Total		6,443.0		8,471.4		11,914.9		17,053.0		19,089.5	11.9
Diesel
Pemex Diesel		30,751.7		42,148.0		55,562.5		69,730.7		76,036.1	9.0
Others		5,829.8		9,421.8		10,534.1		12,197.2		12,337.5	1.2

Total		36,581.4		51,569.9		66,096.6		81,927.9		88,373.6	7.9
Fuel oil
Total		32,305.0		35,639.3		33,900.1		41,122.6		43,298.9	5.3
Other refined products
Asphalts		2,191.7		2,657.9		3,072.7		3,681.7		5,759.5	56.4
Lubricants		1,034.5		1,299.6		1,338.6		1,598.6		2,059.9	28.9
Paraffins		148.6		138.1		155.6		209.5		225.2	7.5
Others(3)		1.2		27.8		35.1		48.6		79.8	64.2

Total		3,375.8		4,123.4		4,602.0		5,538.3		8,124.3	46.7

Total Oil Products	Ps.	163,376.4	Ps.	214,512.4	Ps.	272,626.6	Ps.	338,019.6	Ps.	380,858.5	12.7

Petrochemicals(4)	Ps.	662.1	Ps.	1,058.4	Ps.	1,814.6	Ps.	2,155.9	Ps.	2,448.6	13.6

Notes: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” below.
(2)	Figures have been restated to constant pesos as of December 31, 2006, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2006. For the five years ended December 31, 2006, the inflation factor is the average inflation rate for each of these years.
(3)	Includes aeroflex 1-2, coke and furfural extract.
(4)	These are petrochemical products produced at refineries operated by Pemex-Refining.
Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 77% of our fuel oil production during 2006 pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we have agreed to supply to the Federal Electricity Commission is 206,500 barrels of fuel oil per day, in accordance with the supply capacity of Pemex-Refining and the reduced requirements of the Federal Electricity Commission under its program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulphur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2006, this volume discount amounted to approximately 0.8% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2006 was Ps. 33,140 million and represented 8.7% of our total revenues from domestic sales of refined products.

Our domestic sales of refined oil products increased by 12.7% in value, or Ps. 42,838.9 million, in 2006, as compared to 2005 levels. This increase was due primarily to a 17.6% average increase in international prices of refined products, a 7.1% increase in domestic sales volumes of distillates and increased sales of products that have greater added value.

The volume of our domestic gasoline sales in 2006 increased by 7.0%, from 672.1 thousand barrels per day in 2005 to 718.9 thousand barrels per day in 2006. The volume of our domestic diesel sales increased by 7.7%, from 320.1 thousand barrels per day in 2005 to 344.9 thousand barrels per day in 2006. The volume of our domestic sales of fuel oil decreased by 22.6%, from 340.6 thousand barrels per day in 2005 to 263.7 thousand barrels per day in 2006, primarily due to a lower demand by the Federal Electricity Commission due to its program of substituting natural gas for fuel oil.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2006 was distributed as follows:

Volume of Domestic Sales

	Year Ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in thousands of barrels per day, except where otherwise indicated)					(%)

Oil Products
Gasoline
Pemex Magna	476.5	500.2	525.5	559.6	601.8	7.5
Pemex Premium	88.5	100.1	110.4	111.7	116.3	4.1
Aviation fuels	0.4	0.4	0.4	0.5	0.5	0.0
Others	0.8	0.4	0.4	0.3	0.2	(33.3)

Total	566.2	601.2	636.7	672.1	718.9	7.0
Kerosenes
Jet fuel	53.3	54.2	57.8	58.7	61.2	4.3
Other kerosenes	0.8	0.7	0.7	0.8	1.0	25.0

Total	54.1	54.9	58.5	59.5	62.2	4.5
Diesel
Pemex Diesel	228.0	240.7	255.4	273.4	297.9	9.0
Others	42.7	54.0	47.3	46.7	46.9	0.4

Total	270.7	294.7	302.7	320.1	344.9	7.7
Fuel oil
Total	406.2	354.6	332.5	340.6	263.7	(22.6)
Other oil products
Asphalts	21.6	22.2	24.5	26.9	28.8	7.1
Lubricants	5.2	5.7	5.7	5.7	5.5	(3.5)
Paraffins	1.1	1.0	1.1	1.1	1.0	(9.1)
Others(1)	1.3	22.8	28.4	31.2	31.4	0.6

Total	29.1	51.7	59.7	64.8	66.7	2.9

Total oil products	1,326.2	1,357.1	1,390.0	1,457.1	1,456.4	0.0

Petrochemicals(2)	235.3	272.3	286.0	289.0	333.8	15.5

Note: Numbers may not total due to rounding.

(1)	Includes aeroflex 1-2, coke and furfural extract.
(2)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.
Source: Pemex BDI.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout the country. Our efforts to build and enhance our brands have also progressed during the past five years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities and technical assistance in the development of marketing and customer service programs. At the end of 2006, there were 7,554 retail service stations in Mexico, of which 7,509 were privately owned and operated as franchises.

Investments

Over the last twelve years, Pemex-Refining has focused its investment program on enhancing the quality of gasoline and diesel to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crudes in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crudes we do export. In the medium-term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2006, Pemex-Refining imported approximately 274 thousand barrels per day of unleaded gasoline, which represented 38% of total domestic demand for unleaded gasoline in that year.

Non-PIDIREGAS Investments.  In nominal terms, in 2006, Pemex-Refining invested Ps. 7,369 million, excluding capital expenditures related to PIDIREGAS, as compared to Ps. 6,542 million in 2005, representing a 12.6% increase. Pemex-Refining invested 20% of this total amount to expand and upgrade refineries and related installations, 22% in environmental and industrial safety projects, 32% in maintenance and rehabilitation projects and 26% in other projects and acquisitions.

Cadereyta Project.  In November 1997, Pemex-Refining awarded a U.S. $1.6 billion contract to upgrade and renovate the Cadereyta refinery to Conproca, S.A. de C.V. (CONPROCA), a consortium formed by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. We expect the project to increase clean fuel production substantially, specifically gasoline and diesel, which will enable Pemex-Refining to fulfill future demand requirements in northern Mexico and comply with future environmental regulations. In November 2003, the project was certified as 99.31% complete and formally concluded. Pemex-Refining makes semi-annual amortization payments on June 15 and December 15 of each year, the first of which was a payment of U.S. $53.2 million on December 15, 2000. During 2006, Pemex-Refining made amortization payments totaling U.S. $170.9 million. Semi-annual amortization payments will continue until June 15, 2010.

Madero Project.  In February 1999, Pemex-Refining awarded a U.S. $1.2 billion contract for the Madero refinery upgrading project to another consortium, PEMOPRO, S.A. de C.V., led by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The total cost of the project was U.S. $1.8 billion and involved the construction of ten new plants and the upgrading of seven others at the Madero complex in the state of Tamaulipas in northeastern Mexico. Between 1999 and 2002, the project increased the Madero refinery’s processing capacity for heavy crude oil (Maya) by 100 thousand barrels per day, increased gasoline production by 15 thousand barrels per day, increased middle distillates (diesel and jet fuel) production by approximately 10 thousand barrels per day and reduced production of high sulphur fuel oil by 22 thousand barrels per day. The project was completed on October 25, 2002. Payments on this project are due in April, June, October and December of each year. The first amortization payments of U.S. $136.5 million were made in 2003. During 2006, Pemex-Refining made amortization payments totaling U.S. $69.9 million in respect of this project. Amortization payments will continue until 2022.

Tula and Salamanca Projects.  On November 11, 1999, Pemex-Refining awarded the Tula and Salamanca projects to Samsung Ingeniería Tula, S.A. de C.V. / Siemens, S.A. de C.V. and to Samsung Ingeniería México, S.A. de C.V. / Siemens AG and Siemens, S.A. de C.V., respectively, through an international bidding process. These projects are dedicated exclusively to increasing gasoline quality, whereas the Cadereyta and Madero projects are dedicated to increasing heavy crude oil processing capacities through residual conversion. The construction period for the Tula and Salamanca projects lasted 29 and 34 months, respectively. Total costs were U.S. $160.5 million for the Tula project and U.S. $257.0 million for the Salamanca project. The Tula project was completed on August 27, 2002, and the Salamanca project was completed on January 9, 2003. Payments on the Tula project are due in February, April and August of each year, and payments on the Salamanca project are due in April, June, October and December of each year. The first amortization payments of U.S. $22.0 million for the Tula project and U.S. $33.6 million for the Salamanca project were made in 2003. During 2006, Pemex-Refining made amortization payments of

U.S. $22.0 million and U.S. $33.6 million, respectively, for each of these two projects. The last payments under these two projects will be made in 2022.

Minatitlán Project.  This refining project is intended to increase production of high quality gasoline and middle distillates and to improve the crude oil blend. The project consists of six bidding packages, each of which was published during 2003. Pemex-Refining awarded the first contract of Ps. 379 million to Tradeco Infraestructura, S.A. de C.V. on December 8, 2003. The construction period for the first contract was originally expected to last approximately 600 days, but the project was completed in September 2006, in 689 days, due to delays in the construction. The second contract of U.S. $684.4 million was awarded to ICA Fluor Daniel, S. de R.L. de C.V. in October 2004. The construction period for this contract was originally expected to last approximately 1,290 days. The third contract of U.S. $534.1 million was awarded to Dragados, Proyectos Industriales de México, S.A. de C.V. and Dragados Industrial, S.A., in October 2004. The construction period for this contract was originally expected to last approximately 1,128 days. The fourth contract of U.S. $317.0 million was awarded to Mina-Trico, S. de R.L. de C.V. This contract was signed in February 2006, and the construction period was originally expected to last approximately 1,064 days. The fifth contract of U.S. $317.9 million was awarded to Proyectos Ebramex, S. de R.L. de C.V. The contract was signed in January 2006, and the construction period was originally expected to last approximately 1,128 days. The sixth contract of U.S. $154 million was granted to Samsung Engineering, Co. Ltd. The contract was executed in February 2006, and the construction period was originally expected to last approximately 1,002 days. Due to delays in the construction, we now expect the five remaining portions of the project to be completed between 2007 and 2008. During 2006, we spent an estimated U.S. $720 million on the Minatitlán project.

2007 Refining Investment Budget.  For 2007, Pemex-Refining has budgeted Ps. 15,314 million for investment in PIDIREGAS. Pemex-Refining had initially budgeted Ps. 10,442 million for investments in 2007, excluding expenditures related to PIDIREGAS. Although the Ministry of Finance and Public Credit has authorized only Ps. 8,097 million for these non-PIDIREGAS investments, Pemex-Refining expects to receive additional resources in order to meet all of its financial commitments. Pemex-Refining will invest 32% of the total amount to expand and upgrade refineries and related installations, 17% in environmental and industrial safety projects, 27% in maintenance and rehabilitation projects and 24% in other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production increased by 11.2%, from 4,818 million cubic feet per day in 2005 to 5,356 million cubic feet per day in 2006, and the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 7.1%, from 3,879 million cubic feet per day in 2005 to 4,153 million cubic feet per day in 2006. Natural gas production associated with crude oil production accounted for 57.7% of total natural gas production in 2006, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 150 fields (or 41.2% of the 364 producing fields) accounted for 42.3% of all production in 2006. Of the total production, 33.2% originated in the Marine region, 25.2% in the Southern region and the remainder, 41.6%, in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemical’s gas processing facilities. At the end of 2006, Pemex-Gas and Basic Petrochemicals owned 12 facilities.

The following facilities are located in the Southern region:

•	Cactus: This facility contains twenty-two plants that together produced 652 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 93%), 24 thousand barrels per day of ethane, 45 thousand barrels per day of liquefied gas, 21 thousand barrels per day of naphtha and 242 thousand tons of sulphur in 2006.

•	Ciudad Pemex: This facility contains eight plants that together produced 798 million cubic feet per day of dry gas and 232 thousand tons of sulphur in 2006.

•	Cangrejera: This facility contains two plants that together produced 36 thousand barrels per day of ethane, 44 thousand barrels per day of liquefied gas and 12 thousand barrels per day of naphtha in 2006.

•	Morelos: This facility contains one plant that produced 35 thousand barrels per day of ethane, 46 thousand barrels per day of liquefied gas and 11 thousand barrels per day of naphtha in 2006.

•	Nuevo Pemex: This facility contains 13 plants that together produced 899 million cubic feet per day of dry gas, 18 thousand barrels per day of ethane, 58 thousand barrels per day of liquefied gas, 33 thousand barrels per day of naphtha and 214 thousand tons of sulphur in 2006.

•	Pajaritos: This facility contains one plant that produced 10 thousand barrels per day of ethane in 2006.

•	La Venta: This facility contains one plant that produced 115 million cubic feet per day of dry gas in 2006.

•	Matapionche: This facility contains five plants that together produced 66 million cubic feet per day of dry gas, two thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and 11 thousand tons of sulphur in 2006.

The following facilities are located in the Northern region:

•	Reynosa: This facility contains two plants that together produced 188 million cubic feet per day of dry gas, 0.4 thousand barrels per day of ethane, three thousand barrels per day of liquefied gas, four thousand barrels per day of naphtha and one thousand barrels per day of other products in 2006.

•	Poza Rica: This facility contains four plants that together produced 85 million cubic feet per day of dry gas, three thousand barrels per day of ethane, two thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and nine thousand tons of sulphur in 2006.

•	Arenque: This facility contains three plants that together produced 30 million cubic feet per day of dry gas, one thousand barrels per day of ethane plus liquids and three thousand tons of sulphur in 2006.

•	Burgos: This facility contains seven plants that together produced 612 million cubic feet per day of dry gas, 14 thousand barrels per day of liquefied gas and eight thousand barrels per day of naphtha in 2006.

•	The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2006.

Natural Gas and Condensates Processing and Production(1)

	Year Ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in millions of cubic feet per day,					(%)
	except where otherwise indicated)

Processing
Wet gas	3,770	3,853	3,963	3,879	4,153	7.1
Sour gas	3,260	3,360	3,349	3,153	3,203	1.6
Sweet gas(2)	510	492	614	726	950	30.9
Condensates(3)	94	95	107	102	101	(1.0)
Gas to natural gas liquids extraction	3,746	3,829	3,925	3,810	4,108	7.8
Wet gas	3,600	3,689	3,803	3,712	3,987	7.4
Reprocessing streams(4)	146	141	123	98	121	23.5
Production
Dry gas(5)	2,916	3,029	3,144	3,147	3,445	9.5
Natural gas liquids(6)(7)	418	428	451	436	436	0.0
Liquefied petroleum gas(6)	205	212	225	215	215	0.0
Ethane(6)	127	125	133	129	127	(1.6)
Naphtha(6)(8)	84	86	90	88	92	4.5
Sulphur(9)	703	757	759	692	711	2.7

Note: Numbers may not total due to rounding.

(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 5,356 million cubic feet per day of natural gas in 2006.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at various cryogenic plants.
(5)	Does not include ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes pentanes.
(9)	In thousands of tons.

Source: Pemex BDI.

Processing Capacity

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In millions of cubic feet per day,
	except where otherwise indicated)

Sweetening plants
Sour condensates(1)(2)	144	144	144	144	144
Sour natural gas(2)(3)	4,173	4,503	4,503	4,503	4,503
Natural gas liquids recovery plants
Cryogenics(4)	4,559	4,592	4,992	4,992	5,392
Absorption(3)(5)	475	554	554	350	350

Total	5,034	5,146	5,546	5,342	5,742
Natural gas liquids fractionating(1)(3)(5)	563	569	574	574	587
Processing of hydrosulphuric acid(6)	219	219	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2002, sour gas sweetening plants No. 1 and No. 2 at Ciudad Pemex increased production capacity from 400 to 525 million cubic feet per day. In 2003, a sour natural gas sweetening plant began operations at the Arenque complex, with a capacity of 34 million cubic feet per day.
(3)	In 2003, as a result of Pemex-Gas and Basic Petrochemicals’ processing capacity review, adjustments set forth above to the capacity of plants to process sour natural gas, absorb natural gas liquids and fractionate natural gas liquids were made.
(4)	Includes the cryogenic plant located in Cangrejera. In 2003, a new cryogenic plant began operations at the Arenque complex, with a capacity of 33 million cubic feet per day. In 2004, two modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day. In 2006, two additional modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day.

(5)	In 2002, the Cangrejera plant increased its liquids fractionating capacity from 104 thousand barrels per day to 113 thousand barrels per day. In 2004, a liquids fractionating plant began operations at the Burgos complex, with a capacity of 5.7 thousand barrels per day. In 2006, this plant’s processing capacity was adjusted to four thousand barrel per day. In 2006, two liquids fractionating plants began operations at the Burgos complex, each with a capacity of seven thousand barrels per day.
(6)	In 2003, one sulphur recovery plant began operations at the Arenque complex, with a capacity of 13 tons per day of sulphur production. This increase in capacity was offset by a decrease in capacity at Matapionche.
Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,085 million cubic feet per day in 2006, a 9.0% increase from the 2005 domestic consumption of 4,665 million cubic feet per day. The subsidiary entities consumed approximately 41.9% of the total domestic dry gas consumed in 2006, while the industrial-distributor sector consumed 22.7%, the electrical sector consumed 32.8% and the electrical autogeneration sector consumed 2.6%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico which, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 451.0 million cubic feet per day of dry gas in 2006, a 6.1% decrease from the 480.4 million cubic feet per day imported in 2005.

Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities and liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams remained constant at 436 thousand barrels per day in 2005 and 2006.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulphur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 93 thousand barrels per day in 2006, a 1.1% decrease from 94 thousand barrels per day in 2005. Of these amounts, 81 thousand barrels per day (87.1%) resulted in stabilized condensates during 2006, and 81 thousand barrels per day (86.2%) resulted in stabilized condensates during 2005. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Reynosa and Burgos facilities to produce solvents, naphtha and heavy naphtha.

In October 2004 and April 2005, Pemex-Gas and Basic Petrochemicals entered into two contracts to build two new modular cryogenic plants at the Burgos gas processing center, each of which will have a processing capacity of 200 million cubic feet per day of sweet wet gas.

In March and July 2006, Pemex-Gas and Basic Petrochemicals commenced the operation of two modular cryogenic plants and two liquid fractionating plants at the Burgos gas processing center in northern Mexico in order to recover the liquid hydrocarbons associated with the natural gas production in the Burgos basin and ensure sufficient supply of natural gas in Mexico. Each cryogenic plant has a processing capacity of 200 million cubic feet per day of sweet wet gas, while each fractionating plant has a processing capacity of seven thousand barrels per day of sweet condensates.

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

Over the five years ended December 31, 2006, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales were distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year Ended December 31,										2006
	2002		2003		2004		2005		2006		vs. 2005
	(in millions of constant pesos at December 31, 2006)(2)										(%)

Natural gas	Ps.	36,664.0	Ps.	59,047.2	Ps.	74,399.7	Ps.	82,242.2	Ps.	75,354.6	(8.4)
Liquefied petroleum gas		31,613.6		42,513.3		45,871.6		50,497.9		52,706.1	4.4
Petrochemicals
Hexane		162.0		251.0		307.5		423.2		378.3	(10.6)
Dissolving agents		258.1		48.5		67.1		116.4		109.8	(5.7)
Sulphur		133.6		224.0		203.2		192.9		238.1	23.4
Carbon black		164.1		316.5		398.9		662.3		819.8	23.8
Pentanes		57.3		26.6		49.7		40.4		72.6	79.7
Heptane		24.6		34.8		44.7		67.2		69.8	3.9
Butane		44.1		63.2		74.9		91.8		100.3	9.3
Propane		22.7		32.3		43.9		45.7		49.1	7.4
Isobutane		3.0		0.4		0.0		0.0		0.0	0.0
Others		135.0		9.1		14.9		4.6		6.0	30.4

Total Petrochemicals		1,004.8		1,006.2		1,204.8		1,644.7		1,843.9	12.1

Total	Ps.	69,282.5	Ps.	102,566.7	Ps.	121,476.0	Ps.	134,384.6	Ps.	129,904.6	(3.3)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.

(2)	Figures have been restated to constant pesos as of December 31, 2006, by applying the inflation factors from the respective years through December 31, 2006. For the five years ended December 31, 2006, the inflation factor is the average inflation rate for each of these years.

Source: Pemex BDI.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest:

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)(2)

		Ownership
Subsidiary	Principal Activity	Interest

Mex Gas International, Ltd.	Holding company	100.00%
Pasco Terminals, Inc.	Storage and distribution of liquid sulphur	100.00
Pasco International, Ltd.	Holding company	100.00
Pan American Sulphur, Ltd.	Storage and distribution of sulphuric acid and distillates	99.87
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2006.

(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 2c. to our consolidated financial statements included herein.

Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest:

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

		Ownership
Subsidiary	Principal Activity	Interest

Gasoductos de Chihuahua, S. de R.L. de C.V	Transport of gas	50.00%
CH4 Energía, S.A. de C.V.	Trading of gas	50.00

(1) As of December 31, 2006.

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

In 1996, the Comisión Reguladora de Energia (Energy Regulatory Commission) approved the Gradual Access Program for 1996-1997, which required that we open access to our natural gas distribution system to the private sector and prohibited vertical integration between transportation and distribution. As a result, Pemex-Gas and Basic Petrochemicals’ distribution assets located within the following official distribution zones have been privatized: Chihuahua, Toluca, Saltillo, Nuevo Laredo, Río Pánuco, Norte de Tamaulipas, Distrito Federal, Valle de Cuautitlán, Texcoco, Querétaro, La Laguna, Bajío Norte, Puebla-Tlaxcala, Guadalajara, Piedras Negras and Ciudad Juárez. As of 1999, all of our natural gas distribution pipelines were opened to private sector use and there were no further distribution assets left to divest pursuant to the program, although a portion of these assets are still held in trust and the distribution assets located within Veracruz have not yet been divested.

Pricing Decrees

On January 1, 2007, President Felipe Calderón issued an executive decree establishing maximum prices on first-hand and end-user sales of liquefied petroleum gas as part of a Mexican Government program to stabilize LPG prices. Pursuant to this decree, the maximum increase that the LPG price may have during 2007 is fixed until the Comisión Federal de Competencia (Federal Competition Commission) evaluates and issues a statement about the conditions of effective competition in the Mexican LPG market. The decree also establishes that the Ministry of Energy, through the Energy Regulatory Commission, will establish a mechanism to fix the maximum prices of first hand sales, and the Ministry of Economy will fix the end-user’s purchase price. This decree will expire in December 2007.

On September 12, 2005, President Fox issued an executive decree establishing ceiling prices on first-hand and end-user sales of natural gas for industrial use and to local distribution companies as part of a Mexican Government program to stabilize natural gas prices. The purpose of this program was to curtail the effects of the increase in natural gas prices due to the impact of Hurricane Katrina on the production in the Gulf of Mexico. Pursuant to the decree, the maximum prices of first hand sales were adjusted periodically according to a formula determined by the Mexican Government, and the Ministry of Economy fixed the industrial and local distribution company purchase price from September 2005 through January 2006. The decree expired in January 2006.

Natural Gas Hedging Operations

Pemex-Gas and Basic Petrochemicals offers its customers financial instruments as a value added service and we provide various hedging contracts to our customers in order to give them the option of protecting against fluctuations in the price of our products.

At the end of 2003, the Ministry of Energy published a bulletin announcing two hedging mechanisms that Pemex-Gas and Basic Petrochemicals would offer to its natural gas customers for the period from January 1, 2004 through December 31, 2006 to replace a program established for the 2001-2003 period. This program applied to approximately 20% of our total domestic sales of natural gas to industrial customers. These mechanisms provided two alternatives:

•	Customers could purchase natural gas swaps from us at a fixed price equal to a maximum of U.S. $4.50 per million BTUs over the period from January 1, 2004 through December 31, 2006 for purchases of up to 10 million cubic feet per day. If the customer’s requirements were higher (up to 20 million cubic feet per day), the fixed price was U.S. $4.55 per million BTUs; or

•	Customers could purchase natural gas swaps from us for the period between January 2004 through December 2004 at a lower fixed price of U.S. $4.425 per million BTUs, so long as the reference price in Reynosa did not exceed U.S. $6.00 per million BTUs. If the reference price exceeded that amount, the customer would also pay the difference between U.S. $6.00 per million BTUs and the average spot price. In June 2004, all the customers who had already entered the program agreed to renew their respective contracts for the period from 2005 through 2006.

Pemex-Gas and Basic Petrochemicals modified its traditional risk profile for natural gas in order to mitigate the potential volatility in income resulting from the sale of this product. This strategy does not leave Pemex-Gas and Basic Petrochemicals with any exposure to basis risk (i.e., the risk arising from the price of a derivative being based on a different reference price than that of the underlying commodity), due to the fact that the derivatives are now priced using the same market indices as the ones used to price Pemex-Gas and Basic Petrochemicals’ natural gas sales. These hedging mechanisms expired in December 2006 in accordance with their terms and were not renewed by the Ministry of Energy.

For more information on these fixed price sales, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 3,322 million in 2006, as compared to Ps. 3,206 million in 2005, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2007, the Mexican Government approved Ps. 1,297 million in nominal terms for capital expenditures for investment in PIDIREGAS for Pemex-Gas and Basic Petrochemicals at the modular cryogenic plants in Reynosa. In addition to this, Ps. 3,457 million in nominal terms has been budgeted for Pemex-Gas and Basic Petrochemicals’ non-PIDIREGAS-related capital expenditures in 2007.

Petrochemicals

Capacity

At the end of 2006, Pemex-Petrochemicals operated six petrochemical complexes and one petrochemical unit for the production of non-basic petrochemical products. Pemex-Petrochemicals also owns the Camargo petrochemical complex, which stopped operating five years ago, and a petrochemical unit at Reynosa, which stopped operating in August 1998. At the end of 2006, Pemex-Petrochemicals owned 51 plants, including those that were not producing. Pemex-Petrochemicals had a total installed capacity sufficient to produce 12.6 million tons of petrochemical products per year in 2006, which was the same capacity it had in 2005. Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below:

Pemex-Petrochemicals’ Total Capacity

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of tons)

Petrochemical Facility
Cosoleacaque	4,998	4,975	4,975	4,975	4,975
Cangrejera	2,427	3,205	3,255	3,280	3,280
Morelos	2,107	2,263	2,263	2,263	2,263
Pajaritos	1,021	1,021	1,021	1,021	1,021
Escolín	337	337	337	337	337
San Martín Texmelucan	268	288	288	288	288
Camargo	333	333	333	333	333
Tula	71	76	76	76	76

Total	11,561	12,496	12,546	12,571	12,571

Note: Numbers may not total due to rounding.
Source: Pemex BDI.

Production

Pemex-Petrochemicals manufactures different non-basic petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylenes, vinyl chloride monomer, ethylene oxide and glycols;

•	aromatics and their derivatives, such as paraxylene, styrene, bencene, toluene and xylenes;

•	propylene and its derivatives, such as acrylonitrile and propylene; and

•	other products, such as oxygen, nitrogen, hexane, heptane, pyrolysis liquids, specialty petrochemical products, hydrochloric acid and muriatic acid.

Our combined total annual petrochemical production increased by 3.4%, from 10,603 thousand tons in 2005 to 10,961 thousand tons in 2006. Of this amount, Pemex-Petrochemicals produced 6,572 thousand tons of petrochemicals in 2006, representing a 5.7% increase from its production of 6,219 thousand tons in 2005. The remainder was produced by Pemex-Gas and Basic Petrochemicals. For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

Pemex-Petrochemicals’ production increased in 2006 to the highest production level of the past five years. Throughout this period, Pemex-Petrochemicals has increased production of some products, like low-density polyethylenes at the Cangrejera petrochemical complex (after its revamping in 2005) and ethylene oxide and glycols at the Morelos petrochemical complex (resulting from a catalyst change after its annual maintenance program in 2006). The vinyl chloride monomer plant at the Pajaritos petrochemical complex has increased its production due to better operational performance in 2006.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2006.

Pemex-Petrochemicals Production

	Year Ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in thousands of tons per year)					(%)

Liquids
Hexanes	57	70	66	66	53	(19.7)
Heptanes	8	18	11	15	14	(6.7)

Total	65	88	77	81	68	(16.0)
Other inputs
Oxygen	376	399	418	433	447	3.2
Nitrogen	109	106	112	118	117	(0.8)
Hydrogen	—	167	162	184	167	(9.2)

Total	485	672	692	735	731	(0.5)
Petrochemicals
Methane derivatives	1,663	1,383	1,668	1,242	1,404	13.0
Ethane derivatives	2,309	2,218	2,073	2,440	2,748	12.6
Aromatics and derivatives	670	795	1,222	1,187	1,089	(8.3)
Propylene and derivatives	115	125	116	104	24	(76.9)
Others	467	723	327	321	338	5.3

Total	5,224	5,244	5,406	5,294	5,603	5.8
Other products
Hydrochloric acid	92	66	38	93	126	35.5
Muriatic acid	24	14	11	16	44	175.0

Total	116	81	49	109	170	56.0

Total	5,889	6,085	6,223	6,219	6,572	5.7

Note: Numbers may not total due to rounding.
Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 1,426 million in 2006 in non-PIDIREGAS-related capital expenditures, as compared to Ps. 1,530 million in 2005, in nominal peso terms, in projects such as the ethane and aromatics derivative plants at the Cangrejera petrochemical complex, the expansion of its high density polyethylene plant to produce linear high and low density polyethylene, the revamping of its ethylene oxide production capacity and the second phase of the ethylene cracker renovation process at the Morelos petrochemical facility. For 2007, Pemex-Petrochemicals expects to invest Ps. 1,747 million in non-PIDIREGAS-related capital expenditures in projects such as the expansion of transportation and storage facilities for the high-density polyethylene plant, the expansion of its ethylene oxide production capacity and the second phase of the ethylene cracker renovation process at the Morelos petrochemical facility. Pemex-Petrochemicals’ 2007 budget also includes Ps. 1,016 million in PIDIREGAS capital expenditures related to the renovation of the aromatics plant and the expansion of the styrene plant and the ethylene plant at the Cangrejera petrochemical complex.

In addition, Pemex-Petrochemicals is considering a proposal to develop additional productive chains in the ethylene process with the participation of private investment. This project includes investments of Pemex-Petrochemicals in the expansion of ethylene crackers at Cangrejera and the Morelos petrochemical complex. Raw materials for the expanded facilities will be supplied by Pemex-Gas and Basic Petrochemicals. The petrochemicals products obtained from these new facilities, such as ethylenes, will be used as inputs for derivative plants, in which PEMEX has the option to participate in association with national and international commercial partners. We are currently negotiating with potential commercial partners the details of the project.

Domestic Sales

In 2006, the value of the domestic sales of petrochemical products by Pemex-Petrochemicals decreased by 0.8%, from Ps. 20,527.1 million in 2005 to Ps. 20,366.2 million in 2006. This decrease was primarily due to a lack of production of acrylonitriles at the Tula petrochemical plant due to market conditions. The ethane derivatives are one of the most important products in the domestic sales of Pemex-Petrochemicals.

Over the five years ended December 31, 2006, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining are included under “—Gas and Basic Petrochemicals” and “—Refining” above.

Value of Domestic Sales(1)

	Year Ended December 31,										2006
	2002		2003		2004		2005		2006		vs. 2005
	(in millions of constant pesos at December 31, 2006)(2)										(%)

Petrochemical Product
Ethane derivatives	Ps.	4,903.3	Ps.	7,144.8	Ps.	8,953.4	Ps.	10,682.9	Ps.	11,240.6	5.2
Aromatics and derivatives		1,586.9		2,204.4		5,005.0		5,789.3		5,831.5	0.7
Methane derivatives		1,324.5		1,889.5		2,331.3		2,646.8		2,685.9	1.5
Propylene and derivatives		636.2		877.8		1,200.9		1,131.4		339.8	(70.0)
Others		105.2		152.2		156.8		276.7		268.4	(3.0)

Total	Ps.	8,556.0	Ps.	12,268.7	Ps.	17,647.3	Ps.	20,527.1	Ps.	20,366.2	(0.8)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.

(2)	Figures have been restated to constant pesos as of December 31, 2006, by applying the inflation factors from the respective years through December 31, 2006. For the five years ended December 31, 2006, the inflation factor is the average inflation rate for each of these years.

Source: Pemex BDI.

Private Sector Participation in Petrochemicals Sector

Before May 1, 2006, Pemex-Petrochemicals, Petróleos Mexicanos and, in some cases, Pemex-Refining were the sole shareholders and owners of the following seven subsidiaries:

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

We expect that this merger will be highly beneficial to us, as we anticipate that it will allow us to do the following:

•	take advantage of the existing production chains in these former subsidiaries to improve our production, planning and commercialization processes and maximize the return on our investments;

•	generate synergies with respect to the installations, inventory, purchases and specialized technical resources of each of our production centers;

•	improve the management of our supply chains and our relationships with our suppliers and customers;

•	reduce our operational expenses; and

•	provide petrochemical products to national and international markets more effectively and focus our efforts on being an integrated company.

International Trading

The PMI Group

The PMI Group conducts international commercial activities for our products, except for natural gas, which is marketed directly by Pemex-Gas and Basic Petrochemicals. The PMI Group’s main objective is to assist in maximizing our profitability and optimizing our operations through the use of international trade, facilitating the link between the international markets and us and pursuing new business opportunities in marketing our products. The PMI Group manages the international sales of our crude oil and petroleum products and acquires in the international markets those petroleum products that we import to satisfy domestic demand. Sales and purchases of petroleum products (refined products, petrochemical products and LPG) in the international markets are carried out through P.M.I. Trading, Ltd. P.M.I. Trading, Ltd. also performs third-party trading, transportation and risk-management activities.

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,793 thousand barrels per day of crude oil in 2006, which represented 55.1% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated:

	Year Ended December 31,
	2002		2003		2004		2005		2006
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	245	14	216	12	221	12	216	12	231	13
Isthmus (API gravity of 32°-33°)	46	3	25	1	27	1	81	4	68	4
Maya (API gravity of 21°-22°)	1,398	82	1,590	86	1,608	86	1,506	83	1,480	83
Altamira (API gravity 15.0°-16.5°)	17	1	14	1	13	1	15	1	14	1

Total	1,705	100	1,844	100	1,870	100	1,817	100	1,793	100

Notes: Numbers may not total due to rounding.

tbpd = thousand barrels per day.

API gravity refers to the specific gravity or density of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.

Source: PMI operating statistics, which are based on information in bills of lading.

	Year Ended December 31,
	2002		2003		2004		2005		2006
	(U.S. dollars per barrel)

Crude Oil Prices
Olmeca	U.S.$	24.87	U.S.$	29.32	U.S.$	39.34	U.S.$	53.91	U.S.$	64.67
Isthmus		23.48		28.08		38.04		53.11		57.29
Maya		20.89		24.13		29.82		40.61		51.10
Altamira		19.41		22.81		28.12		36.07		45.75
Weighted average realized price	U.S.$	21.52	U.S.$	24.78	U.S.$	31.05	U.S.$	42.71	U.S.$	53.04

Source: PMI operating statistics, which are based on information in bills of lading.

Geographic Distribution of Export Sales

In 2006, 98.2% of PMI’s sales of our crude oil exports were to customers located in the western hemisphere. As of December 31, 2006, PMI had 29 customers in 14 countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, the Netherlands Antilles and Canada.

The following table sets forth our crude oil export sales by country.

Crude Oil Exports by Country

	Percentage of Exports
	2002	2003	2004	2005	2006

United States	78.6%	78.0%	79.2%	78.6%	80.3%
Spain	8.3	7.8	8.0	8.9	8.0
Netherlands Antilles	5.3	5.7	6.2	5.2	4.3
Japan	0.6	0.6	0.0	0.0	0.0
Canada	1.2	1.6	1.5	2.0	2.0
Others	6.1	6.4	5.0	5.4	5.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.
Source: PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports from January 1, 2002 through December 31, 2006. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	2002		2003		2004		2005		2006
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

PMI Crude Oil Export Sales to:
United States and Canada	1,360	80	1,467	80	1,510	81	1,464	81	1,477	82
Europe	181	11	176	10	178	10	194	11	171	10
Central and South America	117	7	137	7	145	8	125	7	113	6
Far East	47	3	63	3	36	2	34	2	32	2
Africa	—	—	1	—	—	—	—	—	—	—

Total	1,705	100	1,844	100	1,870	100	1,817	100	1,793	100

Olmeca (API gravity of 38°-39°)
United States and Canada	225	13	195	11	208	11	200	11	214	12
Others	20	1	21	1	14	1	16	1	17	1

Total	245	14	216	12	221	12	216	12	231	13

Isthmus (API gravity of 32°-33°)
United States and Canada	29	2	11	1	6	—	38	2	41	2
Others	17	1	14	1	22	1	43	2	27	1

Total	46	3	25	1	27	1	81	4	68	4

Maya (API gravity of 21°-22°)
United States and Canada	1,090	64	1,247	68	1,283	69	1,212	67	1,208	67
Others	308	18	342	19	325	17	294	16	272	15

Total	1,398	82	1,590	86	1,608	86	1,506	83	1,480	83

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	17	1	14	1	13	1	15	1	14	1
Others	—	—	—	—	—	—	—	—	1	—

Total	17	1	14	1	13	1	15	1	14	1

Notes: Numbers may not total due to rounding.
tbpd = thousands barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
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

PMI has entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI provides the purchasers with certain support mechanisms that will protect, under certain adverse market conditions, the investments that the purchasers undertake in accordance with the agreements. These agreements include:

•	an agreement with Port Arthur Coker Co., signed on March 10, 1998, which was assigned to Valero Energy Corporation on November 1, 2005, to supply its Port Arthur, Texas refinery with Maya crude oil for a period of eight years following project completion, which occurred in March 2001; the amount of Maya crude oil supplied is adjusted every six months and is currently set at 195 thousand barrels per day;

•	an agreement with Coastal Aruba Refining Company, N.V. (which was assigned to Valero Energy Corporation on March 5, 2004 following its acquisition of Coastal Aruba Refining Company, N.V.), signed on July 30, 1998, to supply its refinery in Aruba with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in April 2000. The agreement was extended until July 2005, after which time PMI continued to supply the same amount of Maya crude oil for the refinery under an evergreen contract signed in July 1996 with Valero Marketing & Supply Company;

•	an agreement with Exxon Company U.S.A. and Exxon Trading Company International, signed on September 25, 1998, to supply its Baytown, Texas refinery with approximately 65 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001. Following the merger of Exxon Corporation and Mobil Corporation, this agreement was replaced with a new agreement containing similar terms and provisions, signed by Exxon Mobil Sales & Supply Corporation in December 1999. This long-term agreement ended on December 21, 2006, but PMI continues to supply the same amount of Maya crude oil for the refinery under an existing evergreen contract;

•	an agreement with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, signed on May 1, 1999, and an agreement with P.M.I. Norteamérica, S.A. de C.V., signed on the same date, to supply the Deer Park refinery joint venture with a total of approximately 50 thousand barrels per day of Maya crude oil for a period of seven years following project completion, which occurred in April 2001, and up to 170 thousand barrels per day until 2023;

•	an agreement with Marathon Petroleum Supply, LLC (formerly Marathon Ashland Supply, LLC), signed on May 19, 1999, to supply its Garyville, Louisiana refinery with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001. This agreement ended in December 2006, but PMI continues to supply the same amount of Maya crude oil for the refinery under a new evergreen contract;

•	an agreement with Valero Marketing and Supply Company and Valero Refining—Texas, L.P., signed on December 17, 2001, to supply their Texas City, Texas refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2004;

•	an agreement with Chevron Products Company, a division of Chevron U.S.A. Inc., signed on March 6, 2002, to supply its Pascagoula, Mississippi refinery with approximately 130 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in May 2003; and

•	an agreement with Hunt Crude Oil Supply Company, signed on December 19, 2005, to supply its refinery in Tuscaloosa, Alabama, with approximately 14 thousand barrels per day of Altamira crude oil for a period of five years following project completion, which is programmed to occur in June 2007.

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

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2006.

Volume of Exports and Imports

	Year Ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in thousands barrels per day, except as noted)					(%)

Exports
Crude Oil
Olmeca	244.8	215.6	221.4	215.8	230.6	6.9
Isthmus	45.8	24.9	27.4	81.0	68.3	(15.7)
Altamira	16.9	13.7	13.4	14.7	14.3	(2.7)
Maya	1,397.6	1,589.6	1,608.1	1,505.6	1,479.5	(1.7)

Total crude oil	1,705.1	1,843.9	1,870.3	1,817.1	1,792.7	(1.3)
Natural gas(1)	4.4	—	—	23.9	32.7	36.8
Refined products	155.9	178.9	151.8	186.2	188.2	1.1
Petrochemical products(2)	801.7	834.8	915.7	853.6	823.7	(3.5)
Imports
Natural gas(3)	592.5	756.9	765.6	480.4	451.0	(6.1)
Refined products	349.9	287.2	310.5	391.9	430.1	9.7
Petrochemical products(2)	295.3	532.4	276.6	397.4	435.6	9.6

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2006 may be adjusted to reflect the percentage of water in each shipment.

(1)	Fuel oil equivalent.
(2)	Thousands of metric tons.
(3)	Millions of cubic feet per day.
Source: PMI operating statistics, which are based on information in bills of lading.

Crude oil exports decreased by 1.3% in 2006, from 1,817.1 thousand barrels per day in 2005 to 1,792.7 thousand barrels per day in 2006, principally as a result of the decline in production from Cantarell. Natural gas imports decreased by 6.1% in 2006, from 480.4 million cubic feet per day in 2005 to 451.0 million cubic feet per day in 2006, due to higher domestic production. Although we normally do not export natural gas, we exported 32.7 million cubic feet per day of natural gas in 2006, also due to higher domestic production in 2006. Our exports of petrochemical products by volume decreased by 3.5%, from 853.6 thousand metric tons in 2005 to 823.7 thousand metric tons in 2006, while imports of petrochemical products by volume increased by 9.6%, from 397.4 thousand metric tons in 2005 to 435.6 thousand metric tons in 2006, due to a decrease in the production of methanol, xylenes and toluene, as a result of maintenance work performed at the Aromatics Train at the Cangrejera petrochemical complex during the first half of 2006. In 2006, exports of refined products by volume increased by 1.1%, from 186.2 thousand barrels per day in 2005 to 188.2 thousand barrels per day in 2006, while imports of refined products by volume increased by 9.7%, from 391.9 thousand barrels per day in 2005 to 430.1 thousand barrels per day in 2006. During 2007, import volumes of refined products are likely to increase due to an expected increase in demand for gasoline and diesel fuel. We expect that our refined products production will increase slightly, but not enough to meet the expected increase in demand.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2006.

Value of Exports and Imports(1)

	Year ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in millions of nominal U.S. dollars)					(%)

Exports
Olmeca	$2,222.9	$2,307.7	3,187.9	4,246.4	5,443.4	28.2
Isthmus	392.5	255.4	380.9	1,569.6	1,427.9	(9.0)
Altamira	119.6	114.5	138.2	193.8	238.9	23.3
Maya	10,657.2	13,998.7	17,551.0	22,319.8	27,596.9	23.6

Total crude oil(2)	$13,392.2	$16,676.3	$21,257.9	$28,329.5	$34,707.2	22.5
Natural gas	4.0	—	—	78.9	71.8	(9.0)
Refined products	1,288.1	1,743.5	2,036.8	3,119.2	3,758.0	20.5
Petrochemical products	145.3	185.9	250.8	356.7	352.6	(1.0)

Total products	$1,437.4	$1,929.4	$2,287.6	$3,554.8	$4,182.4	17.7

Total exports	$14,829.6	$18,605.7	$23,545.5	$31,884.1	$38,889.6	22.0

Imports
Natural gas	$775.4	$1,526.2	$1,715.1	$1,397.9	$1,134.5	(18.8)
Refined products	3,827.4	3,777.3	5,306.2	9,418.2	11,973.7	27.1
Petrochemical products	70.2	105.5	145.9	207.4	264.8	27.7

Total imports	$4,673.0	$5,409.0	$7,167.2	$11,023.5	$13,373.0	21.3

Net exports	$10,156.6	$13,196.7	$16,378.3	$20,860.6	$25,516.6	22.3

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products, petrochemicals and natural gas purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Sources: PMI operating statistics, which are based on information in bills of lading.

Imports of natural gas decreased in value by 18.8% during 2006, as a result of higher domestic production.

In 2006, we continued to be a net importer of refined products, with imports of refined products increasing in value by 27.1%, while exports of refined products increased in value by 20.5%. Our net imports of refined products for 2006 totaled U.S. $8,215.7 million, a 30.4% increase from the refined products trade deficit of U.S. $6,299 million in 2005.

The following table describes the composition of our imports and exports of selected refined products in 2004, 2005 and 2006.

Imports and Exports of Selected Refined Products

	Year Ended December 31,
	2004		2005		2006
	(tbpd)	(%)	(tbpd)	(%)	(tbpd )	(%)

Imports
Gasoline(1)	192.6	62.0	249.4	63.6	280.2	65.1
Fuel oil	17.1	5.5	27.5	7.0	14.3	3.3
Liquefied petroleum gas	84.4	27.2	72.9	18.6	75.6	17.6
Diesel	3.6	1.2	24.9	6.4	41.3	9.6
Others	12.8	4.1	17.2	4.4	18.7	4.3

Total	310.5	100.0%	391.9	100.0%	430.1	100.0%

Exports
Gasoline(1)	76.7	50.5	81.3	43.7	86.9	46.2
Diesel	7.7	5.1	0.4	0.2	0.2	0.1
Liquefied petroleum gas	0.2	0.1	1.8	0.9	2.1	1.1
Jet fuel	6.8	4.5	6.9	3.7	6.3	3.3
Fuel oil	3.5	2.3	0.8	0.4	38.0	20.2
Others	56.9	37.5	94.9	51.0	54.6	29.0

Total	151.8	100.0%	186.2	100.0%	188.2	100.0%

Notes: tbpd = thousands of barrels per day.

 Numbers may not total due to rounding.

(1)	Includes methyl terbutyl ether (MTBE) and pentanes.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

For the three years ended December 31, 2006, our imports and exports of selected petrochemicals were as follows:

Imports and Exports of Selected Petrochemicals

	Year Ended December 31,
	2004		2005		2006
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)

Imports
Isobutane-butane-hex1	167.4	60.5	140.2	35.3	185.2	42.5
Methanol	37.9	13.7	123.5	31.1	153.4	35.2
Ammonia	14.7	5.3	74.6	18.8	50.7	11.6
Polyethylene	10.7	3.9	4.1	1.0	0.0	0.0
Xylenes	18.5	6.7	22.8	5.7	33.2	7.6
Toluene	10.2	3.7	3.7	0.9	9.2	2.1
Benzene	3.3	1.2	—	—	—	—
Others	14.0	5.0	28.4	7.2	3.9	0.9

Total	276.6	100.0%	397.4	100.0%	435.6	100.0%

Exports
Sulphur	607.2	66.3	487.1	57.1	484.6	58.8
Ammonia	35.9	3.9	0.0	0.0	35.7	4.3
Ethylene	154.3	16.9	163.9	19.2	80.1	9.7
Polyethylenes	25.5	2.8	39.2	4.6	94.7	11.5
Others	92.9	10.1	163.4	19.1	128.7	15.6

Total	915.7	100.0%	853.6	100.0%	823.7	100.0%

Notes:  tmt = thousands of metric tons.

Numbers may not total due to rounding.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

Hedging Operations

P.M.I. Trading, Ltd. engages in hedging operations to cover the variations in the purchase and sale prices for petroleum products. Our internal policies establish a limit on the maximum capital at risk. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include a risk comptroller responsible for ensuring compliance, an internal auditing department and a risk management committee. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”

Transportation and Distribution

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and the refineries and petrochemical plants with Mexico’s major cities. At the end of 2006, our pipeline network measured approximately 61,773 kilometers in length. Of the total network, approximately 11,763 kilometers of pipelines transport crude oil, approximately 10,033 kilometers transport petroleum products and petrochemicals, 16,693 kilometers transport natural gas, 1,629 kilometers transport LPG, 1,168 kilometers transport basic petrochemicals and the remaining pipelines are crude oil and natural gas gathering pipelines. Ownership of the pipelines is distributed among our subsidiary entities according to the products they transport.

At the end of 2005, we obtained the required authorization to build an LPG pipeline, which will transport up to 30 thousand barrels per day of LPG from the Burgos gas processing center to the city of Monterrey; it is expected that this project will start operations by July 2007. PEMEX expects the construction of the Emiliano Zapata Compression Station located in the State of Veracruz to be completed by the end of 2008. This compression station will help increase the transportation of dry gas from the Southern to Central and Northern Mexico.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to leaks and spills in soil. See “Item 3—Key Information—Risk Factors— Risk Factors Related to the Operations of PEMEX.” In 2005, we began the process of updating and modernizing our Supervisory, Control and Data Acquisition System, which is used for “real-time” monitoring of the operating conditions of our pipeline system, in order to increase the safety of the pipelines connecting our production centers. The objective of this project is to control in “real-time” the operating conditions and the levels of gas in the pipelines that transport both natural and liquefied gas. In the first stage of the project, completed at the end of 2006, we modernized the SCADA computer system (both hardware and software), with the assistance of Telvent Canada, Ltd., a company that specializes in industrial supervisory control. In the second stage of the project, launched in April 2006, we integrated into our modernized system eight petrochemical pipelines, which represent 1,216 kilometers of our pipeline network, and put in place 31 strategic installations to monitor certain operating conditions, such as the pressure and temperature of our pipelines. In addition, in 2006, as part of our Emergency Program for Strengthening Safety, Health and Environmental Protection, we inspected and repaired 10,224 kilometers of our pipeline network. In 2007, we have budgeted a total of Ps. 19.5 billion for the remediation and maintenance of our pipelines and we expect to invest up to a total of Ps. 26.4 billion in the remediation and maintenance of our pipeline network through 2008. For more information on recent problems with our pipeline network, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.”

During 2006, we transported approximately 81.1 billion tons per kilometer of crude oil and petroleum products to be processed in our refining system and petroleum products to satisfy domestic demand, as compared to the 80.2 billion tons per kilometer carried in 2005. Of the total amount of tons per kilometer we transported in 2006, we carried 58.0% through pipelines, 36.6% by vessels and the remainder by train tank cars and tank trucks.

At the end of 2006, we owned seven refined product tankers and leased another 19. We also owned 77 major wholesale storage centers.

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

Insurance

We maintain comprehensive property and civil liability insurance coverage for our onshore property, such as refineries, process plants, pipelines and storage facilities, and our offshore properties such as drilling platforms, rigs, gas gathering systems, floating docks and production facilities. Our insurance covers risks of sudden and accidental physical destruction or loss or damage to our properties. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and repair costs, evacuation costs and costs associated with spills. We maintain additional coverage for offshore environmental liabilities. We also maintain protection and indemnity insurance, life insurance, as well as insurance for automobiles and heavy equipment, electronic equipment and cargo and hull insurance for our shipping fleet.

We contract all of our insurance policies through Mexican insurance carriers. These policies have limits of U.S. $1.3 billion for each onshore and offshore property, U.S. $150 million for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for protection and indemnification for marine-related liabilities and U.S. $500 million for civil liabilities. Since June 2003, we have stopped purchasing business interruption insurance that compensated us for loss of revenues derived from damages to our facilities because mitigating factors related to the nature and operation of our facilities, such as the ability of any of our six refineries to compensate for the loss of any one refinery, the separation of plants within the refineries and the excess processing capacity available across our different lines of business, as well as the available coverage and restrictive conditions in the international insurance and reinsurance markets, led us to conclude that the benefits of this type of coverage were outweighed by the costs. Instead, we have purchased business interruption mitigation insurance that compensates us only for the expenses necessary to recover our production capabilities in the least time possible. Our insurance policies are reinsured through Kot Insurance Company, AG, which we refer to as Kot AG, our wholly owned subsidiary organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company, Ltd.), which in turn passes most of these risks to the Bermudan and European reinsurance markets. The purpose of Kot AG, is to reinsure policies of the insurers of Petróleos Mexicanos, the subsidiary entities, the subsidiary companies and their affiliates. Kot AG reinsures 81.6% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully allocates credit risk and monitors the financial performance of the parties to whom it has passed risk onto on a permanent basis. Kot AG’s net risk retention is capped at U.S. $120 million through different reinsurance coverages.

Property, Plants and Equipment

General

Substantially all of our property, consisting of refineries, storage, production, manufacturing and transportation facilities and certain retail outlets, is located in Mexico, including Mexican waters in the Gulf of Mexico. The location, character, utilization and productive capacity of our exploration, drilling, refining, petrochemical production, transportation and storage facilities are described above. See “—Exploration and Production,” “— Refining,” “—Gas and Basic Petrochemicals,” “—Petrochemicals” and “— Transportation and Distribution.”

Reserves

Under Mexican law, all crude oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Pemex-Exploration and Production has the exclusive right to exploit those reserves under the Regulatory Law and related laws and regulations. Our estimates of Mexico’s hydrocarbon reserves are described under “—Exploration and Production—Reserves.”

GENERAL REGULATORY FRAMEWORK

The Mexican Government and its agencies closely regulate and supervise our operations. The Ministry of Energy monitors our activities and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. The Ministry of Finance and Public Credit approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which the Mexican Congress must approve each year. The Mexican Government is not, however, directly liable for the financial obligations that we incur. The Secretaría de Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources), which we refer to as SEMARNAT, in conjunction with other federal and state authorities, regulates our activities that affect the environment. The Secretaría de la Función Pública (the Ministry of the Public Function), which we refer to as SFP, appoints the external auditors of Petróleos Mexicanos and the subsidiary entities.

The ASF reviews annually the Cuenta Pública (public account) of the federal government entities on an annual basis, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances the observed issues are explained and clarified. The financial information provided to the ASF is prepared in accordance with Governmental Standards applicable to Mexican public sector entities, which differ in several aspects from Mexican FRS. As a result, our financial statements reflect different financial data than that included in the public account.

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, we are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection, which we refer to as the Environmental Law), the regulations issued thereunder and several technical environmental norms issued by the SEMARNAT. The Secretaría de Salud (the Ministry of Health), the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation), the Secretaría de Marina (Ministry of Navy) and the Ministry of Energy assist the SEMARNAT in its functions. In addition, we are subject to the environmental laws and regulations issued by the governments of each of the states of Mexico where our facilities are located.

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

On March 29, 2005, the SEMARNAT issued a Norma Oficial Mexicana (Official Mexican Rule) identified as NOM-138-SEMARNAT/SS-2003, which establishes maximum permissible limits for hydrocarbons in soil and specifications for its characterization and remediation. On January 30, 2006, the SEMARNAT issued NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. On April 3, 2006, the SEMARNAT issued NOM-EM-148-SEMARNAT-2006, which establishes standards for sulphur recovery at the Tula and Salamanca refineries. On June 23, 2006, the SEMARNAT issued NOM-052-SEMARNAT-2005, which sets forth the procedures and standards to be followed to identify and classify hazardous residuals. On October 19, 2006, the SEMARNAT issued PROY-NOM-148-SEMARNAT-2006, which establishes standards for sulphur recovery in all refineries. We are currently evaluating the impact of these new regulations on our operations.

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

Since 1993, we have participated in a voluntary environmental audit program with PROFEPA. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, we negotiate a corrective action plan with PROFEPA, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2006, with respect to Petróleos Mexicanos and the subsidiary entities, 565 environmental audits, including the negotiation of a corrective action plan, had been concluded under the program with PROFEPA, and all main facilities had been covered. As of December 31, 2006, corrective action plans for 377 audits had been implemented and all of these sites have received and retained “clean industry” certifications from PROFEPA. With respect to the remaining 188 audits, the audit reports for 109 of those audits have been finished and sent it to PROFEPA for its review and approval and the corrective action plans for 79 of those audits have been agreed upon and are being implemented.

While the audits of Petróleos Mexicanos’ four subsidiaries’ main facilities are complete, there are a number of facilities yet to be audited, and some completed audits are pending evaluations. Pemex-Refining expects 18 pipeline systems to be audited, and nine audits should be completed by 2008. Pemex-Gas and Basic Petrochemicals foresees audits of six pipelines transferred by Pemex-Petrochemical in June 2007. Pemex-Exploration and Production is evaluating a new program for regional audits primarily covering its pipelines systems. We cannot predict the outcome of these audits, the outcome of pending evaluations of audits nor the outcome of the new regional program.

During 2006, Petróleos Mexicanos experienced 10 major accidents, which affected areas in 9 Mexican states, Oaxaca, Veracruz, Baja California, Colima, Nuevo León, Querétaro, Tamaulipas, Puebla and Yucatán. In coordination with the state governments, the military, civil protection services and local authorities, among others, we implemented emergency action plans in order to protect and restore the local residents’ health and safety in the affected areas, as well as to offset any negative environmental impact. In order to protect itself from civil environmental liabilities, Petróleos Mexicanos has increased its insurance coverage, which covers most of the expenses directly related to these accidents. This coverage does not, however, cover the deductible and those expenses excluded from the insurance policies, such as fines, public relations expenses and site clean-up not directly related to the accident, among others. For information relating to our environmental liabilities, see “—Environmental Liabilities” below. The majority of our remediation activities in connection with 10 major accidents in 2006 have been completed, but some of the legal proceedings are still pending resolution by the Mexican environmental authorities, as a result of various administrative delays, including site analysis and other investigations into the causes of the accidents.

Of the 10 accidents in 2006, the three most significant accidents occurred in the states of Tamaulipas, Colima and Yucatán. In June 2006, the Madero-Cadereyta 24-inch diameter oil pipeline ruptured near Ciudad Cuauhtémoc, Tamaulipas, spilling 2,500 barrels of gas oil. In May 2006, the 14-inch diameter Cabezal de Playa Progreso—TAD Progreso Yucatán pipeline spilled 1,058 barrels of gasoline. In August 2006, the 20-inch diameter Terminal Marítima-TAD Tapeixtles fuel oil pipeline spilled 1,084 barrels of fuel oil. In each case, the spill contaminated the soil in the affected area.

After each of these three accidents, we developed an emergency action plan in coordination with local authorities and private companies which reinforced the existing emergency procedures and helped to isolate the damaged areas and to evacuate nearby towns in a very short period of time, and in such a way that damage to local residents and properties was significantly reduced. In each case, PROFEPA requested that we initiate environmental impact evaluations. We anticipate that during the second half of 2007, the results of these evaluations will provide estimates of the areas that have been impacted, as well as recommendations for environmental remediation measures.

On April 29, 2005, the Board of Directors of Petróleos Mexicanos approved the Emergency Plan for Strengthening Safety, Health and Environmental Protection. The implementation of the plan commenced with the audits of the high-risk pipelines and facilities by a multidisciplinary task force. This initial review identified critical areas that required attention. Through this Emergency Plan, several measures were put into practice to limit the quantity and severity of personal and industrial incidents. During 2006, as a result of the implementation of the plan, our accident frequency rate decreased by 37% as compared to 2005, from 1.06 to 0.67 per million man hours worked with exposure to risk. To achieve zero incidents, injuries, emissions of pollutants and illnesses for all of our work centers, in January 2006, we began to implement the PEMEX Safety, Health and Environmental Protection System (PEMEX SSPA), which is expected to be fully implemented over a period of three years. The system includes the incorporation of 12 of the world’s best practices in preventative and corrective safety, as well as the revision of and adherence to root-cause analysis; process safety management, with strong emphasis on mechanical integrity; environmental protection; occupational health; operational discipline; effective audits; emergency response plans; protection tests and risk analysis systems.

Other than as disclosed herein, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

Environmental Liabilities

At December 31, 2006, our estimated and accrued environmental liabilities totaled Ps. 2,311.4 million. Of this total, Ps. 690.6 million were attributable to Pemex-Exploration and Production, Ps. 1,292.9 million to Pemex-Refining, Ps. 273.9 million to Pemex-Gas and Basic Petrochemicals and Ps. 54.0 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following charts detail our environmental liabilities by subsidiary entity and operating region at December 31, 2006.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in thousands of pesos)

Northern region	266.74	Ps. 533,482
Southern region	14.72	19,361
Southeastern Marine region	—	—

Total(1)	281.46	Ps. 552,843

Note: Numbers may not total due to rounding.

(1)	During 2006, environmental remediation was completed on 47.43 hectares. There were 41.29 hectares of additional affected areas, including 13.27 hectares in the Northern region and 28.01 hectares in the Southern region, which were affected as a result of spills from pipelines.
Source: PEMEX.

	Holding Ponds Drainage
	Number of	Estimated
	Holding Ponds	Liability
		(in thousands of
		pesos)

Northern region(1)	256	Ps.	127,541
Southern region	5		10,228

Total	261		137,769

Total estimated environmental liabilities of Pemex-Exploration and Production			Ps.690,612

Note: Numbers may not total due to rounding.

(1)	A total of 305 holding ponds, 300 in the Northern region and 5 in the Southern region, were restored and discharged as liabilities for 2006. A total of 229 holding ponds, in the Northern region, were classified as new liabilities.
Source: PEMEX.

Pemex-Refining

	Estimated	Estimated
	affected area	Liability
	(in hectares)	(in thousands
		of pesos)

Pipelines	7.48	Ps. 63,012
Refineries(1)	241.73	714,376
Storage and Distribution Terminals,(2)	58.47	215,532
Other affected areas	52.00	300,000

Total	359.68	Ps.1,292,919

Note: Numbers may not total due to rounding.

(1)	In 2006, SEMARNAT required a complementary characterization site study at the former Azcapotzalco refinery. With the new study’s information, 76.42 hectares were classified as new liabilities, 59.42 hectares at the former Azcapotzalco refinery and 17.00 hectares at the former Azcapotzalco storage and distribution terminal, with an estimated cost of Ps. 511.40 million.
(2)	New information from a contaminants dispersion evaluation at Santa Alejandrina swamp in Minatitlán, Veracruz increased the estimated liability of this site by Ps. 149.46 million.
Source: PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated	Estimated
	affected area	Liability
	(in hectares)	(in thousands of
		pesos)

Gas Complex Processors(1)	23.41	Ps. 264,953
Pipelines	1.80	8,935

Total	25.21	Ps. 273,888

Note: Numbers may not total due to rounding.

(1)	Seven gas processing plant complexes and one gas processing plant have been audited and six gas processing plant complexes were determined to require environmental remediation. In 2006, restoration activities were performed at the processing plant complex in Reynosa with an associated cost of Ps. 1.12 million.
Source: PEMEX.

Pemex-Petrochemicals

	Estimated	Estimated
	affected area	Liability
	(in hectares)	(in thousands of
		pesos)

Cangrejera petrochemical complex	0.30	Ps.	1,780
Pajaritos petrochemical complex(1)	10.53		52,175

Total(2)	10.83	Ps.	53,955

Note: Numbers may not total due to rounding.

(1)	Current value adjustment, increasing the estimated liability of this site by Ps. 4,061 million.

(2)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.
Source: PEMEX.

Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” for Mexican FRS purposes and with SFAS No. 5 “Accounting for Contingencies” for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gained during the remediation process. For a further discussion of our environmental liabilities, see Note 20 IIc. to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such a magnitude as to materially affect our estimates of environmental liabilities.

At the end of 2006, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is a function of the annual budget assigned to us by the Mexican Congress.

Energy Savings

In 2006, we received seven national awards for savings in thermal energy in the category of facility upgrading in refining and gas processing activities. These savings reduced energy consumption by the equivalent of 2.2 million barrels of oil equivalent.

Social Responsibility

Petróleos Mexicanos has implemented various actions in the area of corporate social responsibility, primarily with respect to the protection and preservation of the environment, community relations, ethical work practices, respect for labor rights and the general promotion of quality of life for employees. In particular, we would note the following specific actions taken by Petróleos Mexicanos in 2006:

•	We confirmed that we support the ten principles of the United Nations Global Compact in respect to human rights, labor rights, the environment and anti-corruption.

•	We sponsored and organized the Fourth International Symposium on Corporate Social Responsibility in the Americas, which was co-sponsored by the Regional Association of Oil and Gas Companies in Latin America and the Caribbean (ARPEL).

•	We launched the Ecological Restoration Program in Santa Alejandrina, pursuant to which we are refitting works at the Minatitlán Refinery in Veracruz in accordance with certain requirements of SEMARNAT.

•	We received authorization from SEMARNAT in order to start the remediation work at the former refinery in Azcapotzalco to transform it into a recreational park. This remediation work was initiated in 2007.

In addition, we have continued to implement other reforestation and environmental restoration activities and environmental education and research in protected natural areas.

Environmental Projects and Expenditures

In 2006, we spent approximately Ps.4,175 million on environmental projects and related expenditures, as compared to Ps. 3,019 million in 2005. For 2007, we have budgeted Ps. 1,529 million for development of basic environmental infrastructure. These environmental projects and expenditures are primarily directed to the modernization of installations, the implementation of systems and mechanisms to monitor and control atmospheric pollution, the acquisition of equipment to address the contingencies of hydrocarbon spills, the expansion of water effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulphur content. We are developing procedures to track the costs and expenses of our industrial safety measures and environmental compliance.

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

TRADE REGULATIONS AND EXPORT AGREEMENTS

Although it is not a member of OPEC, on March 22, 1998, Mexico met with the oil producing countries in Saudi Arabia in order to stabilize oil prices. Mexico agreed to reduce its oil exports by 100 thousand barrels per day as of April 1, 1998 (the Ryadh Agreement). At another meeting in Amsterdam, Mexico agreed to reduce its oil exports by an additional 100 thousand barrels per day as of July 1,1998. During a third meeting held in the Netherlands on March 10, 1999, Mexico accepted a further reduction of oil exports of 125 thousand barrels per day during the period from April 1, 1999 through December 31, 1999 (the Hague Agreement). These agreements were successful in stabilizing oil prices in 1999.

Since then, the Ministry of Energy has periodically announced increases and decreases in crude oil exports in conjunction with production revisions by other oil producing countries in order to stabilize oil prices. During 2002, the Ministry of Energy announced a decrease in crude oil exports of 100 thousand barrels per day, to a level of 1.66 million barrels per day, in line with OPEC announcements to reduce crude oil production levels that year.

During 2003, as a result of increasing market demand and the temporary reduction by more than 2 million barrels per day of Venezuelan crude oil exports due to a strike, Mexico announced increases in crude oil exports totaling 220 thousand barrels per day to a level of 1.88 million barrels per day.

In March 2004, OPEC announced that it would cut crude oil production by one million barrels per day beginning April 1, 2004. In June 2004, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning August 1, 2004. In September 2004, OPEC announced that it would increase crude oil production by 1 million barrels per day beginning November 1, 2004. In March 2005, OPEC announced that it would raise its oil production ceiling from 27 million barrels per day to 27.5 million barrels per day with immediate effect. In June 2005, OPEC announced that it would increase crude oil production by 0.5 million barrels per day beginning July 1, 2005. OPEC members met during the first week of June 2006 in Venezuela and decided to leave oil production levels unchanged despite current high crude oil prices, since crude oil stocks levels were above average in the United States and markets were considered to be well supplied. In October 2006, OPEC met in Doha and decided to cut production to 26.3 million barrels per day. In November 2006, OPEC reduced the current oil production ceiling of 28.0 million barrels per day by 1.2 million barrels per day. In February 2007, OPEC cut another 500 thousand barrels per day. On March 15, 2007, OPEC members met on and left quotas unchanged because they considered the market to be well-supplied and because crude oil stock levels were above average in the United States. Mexico’s crude oil exports for 2006 averaged 1,793 thousand barrels per day. As of the date of this report, Mexico has not announced any revisions to its current level of crude oil exports of 1,703 thousand barrels per day as a result of these latest announcements by OPEC, and we believe that Mexico has no plans to change its current level of crude oil exports. For more information on these agreements and announcements, see “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between Pemex and the Mexican Government—The Mexican government has entered into agreements with other nations to limit production” and “Item 5—Operating and Financial Review and Prospects—Sales Volumes and Prices—Export Agreements.”

NAFTA did not affect the exclusive rights of Mexico, through PEMEX, to explore and exploit crude oil and natural gas in Mexico, to refine or process crude oil and natural gas and to produce basic petrochemicals in Mexico. Since 2003, non-basic petrochemical products enjoy a zero tariff under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products from Mexico to the United States and Canada are free or exempt from tariffs. Similarly, since 2003, imports of petroleum products from the United States and Canada to Mexico are free or exempt from tariffs. In addition, in 2004, NAFTA phased in lower tariffs on certain materials and equipment that we import into Mexico. The zero tariff on imports of non-basic petrochemicals from the United States and Canada to Mexico could, over time, increase competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on the products, materials and equipment that we import from and export to the United States and Canada will decrease our expenses and increase our income.

TAXES AND DUTIES

General

Taxes and duties applicable to PEMEX are a significant source of revenues to the Mexican Government. In 2006, PEMEX paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year and were set after taking into consideration our operating budget, our capital expenditure program and our financing needs. We contributed approximately 40% of the Mexican Government’s revenues in 2005 and 2006.

New Fiscal Regime for PEMEX

The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The new fiscal regime went into effect on January 1, 2006. Under the new fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year. The Federal Revenue Law is discussed and approved on an annual basis by the Mexican Congress. Beginning in 2006, the new fiscal regime for Pemex-Exploration and Production consists of the following duties:

Ordinary Hydrocarbons Duty	For the years 2006 to 2009, a variable tax rate, which will fluctuate between 78.68% and 87.81%, will apply depending on the weighted average Mexican crude oil export price and the year. As of 2010, the applicable rate will be 79%. This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions).

Hydrocarbon Duty for the Oil Revenues Stabilization Fund	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Duty for the Fund for Scientific and Technological Research on Energy	A rate of 0.05% is applied to the value of extracted crude oil and natural gas production for the year.

Duty for Fiscal Monitoring of Oil Activities	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Extraordinary Duty on Crude Oil Exports	A rate of 13.1% is applied to the value resulting from the multiplication of the difference between the annual weighted average price of the Mexican barrel of crude oil over the budgeted crude oil price times the annual export volume. The budgeted crude oil price for 2006 was U.S.$36.50 and for 2007 is U.S.$42.80 per barrel.

Additional Duty	This duty is applied if and only if annual crude oil production is below target production from 2006 to 2008, according to a formula based on the difference between target production and the actual crude oil production. If the target production cannot be reached by reason of force majeure, act of God or energy policy, this duty will not be paid.

Excess Gains Revenue Duty	This duty equals 6.5% of the revenues from crude oil export sales when the weighted average price of crude oil exceeds the threshold crude oil price set for the year, which in 2006 was U.S.$36.50 per barrel. This duty was credited against the Hydrocarbon Duty for the Oil Revenues Stabilization Fund and, if necessary, against the Ordinary Hydrocarbons Duty.

In 2007, the excess gains revenue duty was revoked.

The new fiscal regime for Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consists of the following taxes and duties:

Hydrocarbon Income Tax	This tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and its subsidiary entities are not subject. A tax rate of 30% is applied to net income, as determined in accordance with the Federal Revenue Law for the applicable fiscal year and the applicable provisions of the Ley del Impuesto sobre la Renta (Income Tax Law).

IEPS Tax	The Special Tax on Production and Services (which we refer to as the IEPS Tax) is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collects on behalf of the Mexican Government. The IEPS Tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers’ margin and freight costs). Thus, the Mexican Government ensures that we retain an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collects the difference between the international prices and the prices at which these products are sold in Mexico.

Since 2005, as a result of the new rules to calculate this tax rate, the rates have become negative. The Federal Revenue Law for the Fiscal Year of 2006 determined that the amounts resulting from IEPS negative taxes could be credited against the IEPS tax liability, and, if in excess, can be credited against the value added tax. Any remaining amount can be credited against the Ordinary Hydrocarbons Duty.

The new fiscal regime resulted in a reduction of taxes and duties payable by PEMEX in the amount of approximately Ps. 69.64 billion in 2006. PEMEX expects that the new fiscal regime will result in a reduction of taxes and duties payable by PEMEX in the amount of approximately Ps. 88.63 billion in 2007, as compared to the prior fiscal regime and that this amount will increase gradually over the following years. However, no assurance can be given that PEMEX’s tax regime will not be changed in the future. A new fiscal reform for the Mexican Government will go under discussion during the next Legislative period.

Excess Gains Revenue Duty

In 2002 and 2003, we paid an excess gains revenue duty in an amount equal to 39.2% of those revenues in excess of the threshold price set for that year. Thus, in 2002 and 2003, for every dollar exceeding the threshold price, we paid to the Mexican Government 60.8 cents in hydrocarbon duty and 39.2 cents in excess gains revenue duty so that all revenues above the threshold amount for those years of U.S. $15.50 per barrel and U.S. $18.35 per barrel, respectively, were payable to the Mexican Government. However, for the amount up to the threshold price, we paid only the hydrocarbon duty. We paid this duty in 2002 and 2003. In 2004, instead of paying the excess gains revenue duty to the Mexican Government, we were obligated to pay the infrastructure duty, the proceeds of which were dedicated for investment in infrastructure works for exploration, gas, refining and petrochemicals that were carried out by us and our subsidiary entities. Like the excess gains revenue duty, this duty equaled 39.2% of our revenues from crude oil export sales in excess of the threshold crude oil price set for that year (which in 2004 was U.S. $20.00 per barrel). See also “Item 5—Operating and Financial Review and Prospects—General— IEPS Tax, Excess Gains Revenue Duty, Hydrocarbon Duties and Other Taxes.”

Beginning in 2005, we were obligated to pay the excess gains revenue duty to the Mexican Government instead of the infrastructure duty, in an amount equal to 39.2% of the revenues from crude oil export prices in excess of the threshold crude oil price set for the year (which in 2005 was U.S. $23.00 per barrel). Thus, for every dollar exceeding the threshold price, we were obligated to pay to the Mexican Government 60.8 cents in hydrocarbon duty and 39.2 cents in excess gains revenue duty so that all revenues above the threshold amount for that year were payable to the Mexican Government. However, for the amount up to the threshold price, we paid only the hydrocarbon duty. The portion of the excess gains duty generated in respect of revenues in excess of U.S. $27.00 was allocated as follows:

•	50% for capital expenditures in exploration, production, refining, gas and petrochemical activities of Petróleos Mexicanos and the subsidiary entities; and

•	50% for expenditures of infrastructure and equipment programs and investment projects carried out by the Mexican states.

As of January 1, 2006, we were obligated to pay the excess gains revenue duty to the Mexican Government instead of the infrastructure duty, in an amount equal to 6.5% of the revenues from crude oil export prices in excess of the threshold crude oil price set for the year (which in 2006 was U.S. $36.50 per barrel). This duty was credited against the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. This duty was revoked in 2007.

Other Taxes

Since 1994, our interest payments on our external debt have been subject to Mexican Government withholding taxes. Nevertheless, withholding taxes do not represent a substantial portion of our total tax liability.

We are subject to municipal and state taxes, such as real property and payroll taxes. However, because most of our facilities are located on federal property, which is not subject to municipal taxation, real property taxes are not a significant part of our overall taxes. Similarly, payroll taxes do not represent a substantial portion of our total tax liability.

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 30% for 2005 and 29% for 2006) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities).

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 1,414 million in 2004, Ps. 3,776 million in 2005 and Ps. 6,187 million in 2006.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

Form of Government

In accordance with Mexico’s election law, on September 5, 2006, the federal electoral court (Tribunal Electoral del Poder Judicial de la Federación) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the National Action Party (PAN), the President-elect. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012.

On July 2, 2006, a general election was held in Mexico. In addition to electing a new President, at the federal level Mexicans elected 500 new deputies to all of the seats of the Chamber of Deputies and 128 new senators to all of the seats of the Senate. Several local elections also took place on the same date, including those in the Federal District, Campeche, Colima, Guanajuato, Morelos, Jalisco, Nuevo León, Querétaro, San Luis Potosí and Sonora. Currently, the PAN holds 9 state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds 4 state governorships and the governorship of the Federal District, and the Coalición por el Bien de Todos (Coalition for the Good of All), an alliance formed by the PRD, the Labor Party, and the Convergence for Democracy, holds 1 state governorship. The PRI holds the remaining 17 of the 31 state governorships. The following table provides the current distribution of Congressional seats:

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

National Action Party	52	40.6	206	41.2
Institutional Revolutionary Party	33	25.8	106	21.2
Democratic Revolution Party	26	20.3	127	25.4
Ecological Green Party of Mexico	6	4.7	17	3.4
Convergence for Democracy	5	3.9	17	3.4
Labor Party	5	3.9	11	2.2
New Alliance	0	0.0	9	1.8
Alternative	0	0.0	5	1.0
Independent	1	0.8	2	0.4

Total	128	100.0%	500	100.0%

Note: Totals may differ due to rounding.

Source: Chamber of Deputies and Senate.

The Economy

National Development Plan

The Plan Nacional de Desarrollo (National Development Plan), announced on May 31, 2007, establishes the basic goals and objectives of President Felipe de Jesús Calderón Hinojosa during his six-year term.

The goals of the plan are to:

•	guarantee national security, as well as safeguard national peace, territorial integrity, independence, and sovereignty, and to ensure the continued viability of the State and its democracy;

•	guarantee full enjoyment of the Rule of Law, fortifying the institutional framework and strengthening a culture of respect for the law;

•	achieve sustained economic growth at a higher rate than in the past several years, and increase employment in the formal sector;

•	promote a competitive economy that offers quality goods and services at affordable prices;

•	reduce extreme poverty, assuring equality of opportunity for all Mexicans to improve their quality of life and access to basic services;

•	reduce significantly the persistent social, economic and cultural gaps among the population;

•	guarantee that Mexicans have effective opportunities to exercise their rights as citizens, as well as to participate actively in the political, cultural, economic and social lives of their communities and nation;

•	ensure environmental sustainability;

•	consolidate a democratic regime; and

•	utilize the benefits of a globalized world to spur national development, while also promoting Mexico’s interests worldwide.

The basic strategy that the Mexican Government expects to employ in connection with the plan is based on a program of “Sustainable Human Development” and has the following objectives:

•	improve the quality of the educational system, making it relevant at all levels to employment, and extending access to education to a greater percentage of the population;

•	promote economic growth, competitiveness of the economy, and strengthening of the State’s tax collections in order to provide social programs for human development;

•	strengthen government institutions through viable and responsible citizen participation that reaches all public affairs, and involves diverse forms of social and political organization;

•	observe policies aimed at political transparency and accountability;

•	promote policies contributing to the strengthening of families in matters of health, education, housing, culture and recreation; and

•	change Mexico’s environmental culture in order to conserve national resources.

The Role of the Mexican Government in the Economy; Privatization

On December 4, 2006, the Mexican Government sold its remaining 41.8% stake in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., the company that owns the concessions to operate, maintain and develop 13 airports serving areas concentrated in Mexico’s central and northern regions, including the major metropolitan area of Monterrey, tourist destinations such as Acapulco and Zihuatanejo and a number of regional centers and border cities, through a public offering for proceeds of U.S. $376 million.

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 3.0% in real terms during 2005. This growth was led by the transportation, storage and communications sector, which grew by 7.1% in real terms. The financial services, insurance and real estate sector grew by 5.8%, the construction sector grew by 3.3%, the commerce, hotels and restaurants sector grew by 3.1%, the community, social and personal services sector grew by 2.1%, the electricity, gas and water sector grew by 1.4%, the manufacturing sector grew by 1.2% and the mining, petroleum and gas sector grew by 1.2%, each in real terms. The agriculture, livestock, fishing and forestry sector contracted by 1.5% in real terms in 2005.

According to preliminary figures, GDP increased by 4.8% in real terms during 2006, as compared to 2005. All sectors experienced growth in 2006 as compared to 2005: the transportation, storage and communications sector grew by 9.1%; the construction sector grew by 6.9%; the financial services, insurance and real estate sector grew by 5.4%; the electricity, gas and water sector grew by 5.0%; the agriculture, livestock, fishing and forestry sector grew by 4.8%; the manufacturing sector grew by 4.7%; the commerce, hotels and restaurants sector grew by 3.7%; the community, social and personal services sector grew by 2.8% and the mining, petroleum and gas sector grew by 2.2%, each in real terms.

According to preliminary figures, GDP grew by 2.6% in real terms during the first quarter of 2007, as compared with the same period of 2006. The transportation, storage and communications sector grew by 7.6%, the electricity, gas and water sector grew by 5.3%, the financial services, insurance and real estate sector grew by 4.9%, the community, social and personal services sector grew by 2.1%, the construction sector grew by 2.1%, the commerce, hotels and restaurants sector grew by 1.6%, the mining, petroleum and gas sector grew by 0.3% and the agriculture, livestock, fishing and forestry sector grew by 0.2%, each in real terms. The manufacturing sector contracted by 0.1% in real terms in the first quarter of 2007.

The following table sets forth the change in Mexico’s real GDP growth by sector for the periods indicated.

Real GDP Growth by Sector

						First three
						months
	2002	2003(1)	2004(1)	2005(1)	2006(1)	of 2007(1)(2)

GDP (constant 1993 prices)	0.8%	1.4%	4.2%	3.0%	4.8%	2.6%
Transportation, storage and communications	1.8	5.0	9.2	7.1	9.1	7.6
Electricity, gas and water	1.0	1.5	2.8	1.4	5.0	5.3
Financial services, insurance and real estate	4.2	3.9	3.9	5.8	5.4	4.9
Community, social and personal services	0.9	(0.6)	0.6	2.1	2.8	2.1
Construction	2.1	3.3	6.1	3.3	6.9	2.1
Commerce, hotels and restaurants	0.0	1.5	5.5	3.1	3.7	1.6
Mining, petroleum and gas	0.4	3.7	3.4	1.2	2.2	0.3
Agriculture, livestock, fishing and forestry	0.1	3.1	3.5	(1.5)	4.8	0.2
Manufacturing	(0.7)	(1.3)	4.0	1.2	4.7	(0.1)

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	First three months of 2007 results as compared to the same period of 2006.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Inflation (as measured by the change in the national consumer price index) during 2005 was 3.3%, 0.3 percentage points higher than the official inflation target for the year and 1.9 percentage points lower than during 2004. The performance of inflation in 2005 was attributable primarily to two factors, the dilution of several supply disturbances that affected the economy during 2004 and the monetary policies that were adopted in 2005. Inflation for 2006 was 4.05%, 1.05 percentage points higher than the official inflation target for the year and 0.72 percentage points higher than inflation for 2005. The increase in inflation in 2006 was attributable primarily to reduced supplies of several consumer goods, including sugar and corn. Inflation for the five months ended May 31, 2007 was 0.46%, 0.10 percentage points lower than during the same period of 2006.

Interest Rates

During 2005, interest rates on 28-day Treasury bills (Cetes) averaged 9.2% and interest rates on 91-day Cetes averaged 9.3%, as compared with average rates on 28-day and 91-day Cetes of 6.8% and 7.1%, respectively, during 2004. These increases in interest rates were primarily the result of the high inflationary expectations that were caused by supply disturbances experienced in 2004 and the monetary policies that were adopted in 2005 to reduce the existing inflationary pressures.

During 2006, interest rates on 28-day Treasury bills averaged 7.2% and interest rates on 91-day Cetes averaged 7.3%, 2.0 percentage points lower, in each case, than the average rates during 2005.

During the first five months of 2007, interest rates on 28-day and 91-day Cetes averaged 7.07% and 7.23%, respectively, as compared with average rates on 28-day Cetes and 91-day Cetes of 7.41% and 7.43%, respectively, during the same period of 2006. On June 12, 2007, the 28-day Cetes rate was 7.20% and the 91-day Cetes rate was 7.41%.

Financial System

2006 Monetary Program

Mexico’s monetary program for 2006 had as its principal objective an inflation rate no higher than 3.0% by the end of 2006. Mexico’s monetary program for 2006 was made up of the following elements:

•	inflation objectives;

•	a reference guideline for the analysis of the economic situation and inflationary pressures;

•	a framework for the monetary instruments to be used by the Central Bank to achieve its objectives; and

•	a plan for regular communication with the public that promotes the transparency, credibility and effectiveness of monetary policy.

Banco de México uses a corto or “short” mechanism to induce the necessary changes in interest rates to achieve inflation objectives. Under the mechanism, Banco de México sets a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period will close and controls that amount by restricting the amount of credit it auctions to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance. When the predetermined amount is negative, or “short,” Banco de México exerts upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctions on that day. This mechanism allows Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets and to ensure that changes in the monetary base follow a path consistent with the assumed inflation rate.

During 2006, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in pesos and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 9.7% in real terms, as compared to 2005. In addition, checking account deposits denominated in pesos increased by 8.9% in real terms in 2006, as compared to 2005.

During 2006, financial savings increased by 9.8% in real terms, as compared to 2005. Savings generated by Mexican residents increased by 9.5% in real terms, while savings generated by non-residents increased by 17.2% in real terms in 2006, each as compared to 2005.

At December 29, 2006, the monetary base totaled Ps. 449.8 billion, an 18.4% nominal increase from the level of Ps. 380.0 billion at December 30, 2005.

2007 Monetary Program

Mexico’s monetary program for 2007 has as its principal objective an inflation rate no higher than 3.0% by the end of 2007. Mexico’s monetary program for 2007 is made up of the following elements:

•	inflation objectives;

•	a reference guideline for the analysis of the economic situation and inflationary pressures;

•	a framework for the monetary instruments to be used by the Central Bank to achieve its objectives; and

•	a plan for regular communication with the public that promotes the transparency, credibility and effectiveness of monetary policy.

During the first four months of 2007, the M1 money supply increased by 4.00% in real terms, as compared with the same period of 2006. This growth was driven by an increase in checking account deposits denominated in pesos of 3.72% in real terms during the first four months of 2007, as compared with the same period of 2006.

During the first four months of 2007, financial savings increased by 3.97% in real terms, as compared with the same period of 2006. Savings generated by Mexican residents increased by 4.26% in real terms, while savings generated by non-residents decreased by 2.89% in real terms during the first four months of 2007, each as compared with the same period of 2006. At June 15, 2007, the monetary base totaled Ps. 408.9 billion, a 9.10% nominal decrease from the level of Ps. 449.8 billion at December 29, 2006.

After lowering the minimum overnight funding rate from 7.25% to 7.00% on April 21, 2006 to relax monetary conditions, Banco de México maintained the minimum overnight funding rate at 7.00% until April 26, 2007. On April 27, 2007, Banco de México increased the minimum overnight funding rate to 7.25%. Banco de México’s other monetary policy instrument, the “short,” remains unchanged at the level of Ps. 79.0 million set on March 23, 2005. On May 25, 2007, Banco de México announced that the “short” would remain at Ps. 79.0 million until further notice.

Banking System

In connection with the implementation of NAFTA, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these amendments, as well as provisions of NAFTA dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions, excluding Mexican banks acquired pursuant to a program approved by the Ministry of Finance and Public Credit, could not exceed 25% of the total net capitalization of all Mexican banks until January 1, 2000.

In December 1998, the Mexican Congress approved legislation introducing a package of financial and banking reforms which supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law and NAFTA regulations discussed above, but removed the remaining restrictions on foreign ownership of the largest Mexican banks.

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

In addition, the Mexican Government established the Temporary Capitalization Program (PROCAPTE), a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings (FOBAPROA) advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7.0 billion. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

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

In 1999, the Mexican Government’s program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB), which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms. IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits were introduced gradually. Deposit insurance is now limited to 400,000 Unidades de Inversión (or UDIs, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At June 10, 2007, one UDI was worth Ps. 3.82.

The Mexican Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At March 31, 2007, IPAB’s debt totaled Ps. 751.6 billion.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells peso-denominated debt securities in Mexico. IPAB uses the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB’s securities are sold through auctions conducted by Banco de México.

In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. In 2006, IPAB conducted two auctions of these loan portfolios and other assets.

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

At December 29, 2006, calculated in accordance with the accounting criteria applicable to credit institutions since the beginning of 1998, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 27.6 billion, as compared with Ps. 20.9 billion at December 30, 2005. The total loan portfolio of the banking system increased by 15.3% in real terms during 2006 as compared with 2005. The past-due loan ratio of commercial banks was 2.0% at December 29, 2006, as compared to 1.8% at December 30, 2005. The amount of loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 54.5 billion at the end of December 2006, as compared with Ps. 50.6 billion at December 30, 2005. At this level, commercial banks had reserves covering 208.4% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

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

In December 2005, the Mexican Congress passed a new securities law to enhance the institutional framework necessary for a stronger development of the securities market in Mexico. The new law, which entered into effect on June 28, 2006, clarified several aspects of the prior law, such as the disclosure mechanisms and the reach of its application to holding companies and subsidiaries. In addition, the new law improved minority shareholders’ rights and introduced certain new requirements and fiduciary duties applicable to board members, officers and external auditors. The new law also redefined the responsibilities of the corporate structure, requiring the creation of audit and corporate governance committees with independent board members.

At December 29, 2006, the Stock Market Index stood at 26,448.32 points, representing a 48.6% nominal increase from the level of 17,802.7 points at December 30, 2005. At June 7, 2007, the Stock Market Index stood at 31,184.49 points, representing a 17.9% nominal increase from the level at December 29, 2006.

External Sector of the Economy

Foreign Trade

According to preliminary figures, in 2006, Mexico registered a trade deficit of U.S. $6.1 billion, as compared to a trade deficit of U.S. $7.6 billion in 2005. Merchandise exports increased by 16.7% to U.S. $250.0 billion in 2006, as compared to U.S. $214.2 billion in 2005. In 2006, petroleum exports increased by 22.4%, while non-petroleum exports increased by 15.7%, in each case as compared to 2005.

According to preliminary figures, in 2006, total imports grew by 15.5% to U.S. $256.1 billion, as compared to 2005. Imports of intermediate goods increased by 15.0%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 17.3% in 2006, each as compared to 2005.

During the first four months of 2007, according to preliminary figures, Mexico registered a trade deficit of U.S. $3.4 billion, as compared with a surplus of U.S. $1.0 billion for the same period of 2006. Merchandise exports increased by 3.4% during the first four months of 2007, to U.S. $81.3 billion, as compared to U.S. $78.6 billion for the same period of 2006. During the first four months of 2007, petroleum exports decreased by 13.9%, while non-petroleum exports increased by 7.0%, each as compared with the same period of 2006.

During the first four months of 2007, according to preliminary figures, total imports grew by 9.0% to U.S. $84.6 billion, as compared with U.S. $77.6 billion for the same period of 2006. During the first four months of 2007, imports of intermediate goods increased by 8.1%, imports of capital goods increased by 10.1% and imports of consumer goods increased by 13.2%, each as compared with the first four months of 2006.

Balance of International Payments

According to preliminary figures, during 2006, Mexico’s current account registered a deficit of U.S. $1.9 billion, or 0.2% of GDP, a 62.2% decrease in nominal terms as compared with the current account deficit of U.S. $4.9 billion registered in 2005. The capital account surplus for 2006 totaled U.S. $0.4 billion, as compared with a surplus of U.S. $12.7 billion in 2005. According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $21.3 billion in 2006 and was composed of direct foreign investment inflows totaling U.S. $19.0 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $2.3 billion.

According to preliminary figures, during the first quarter of 2007, Mexico’s current account registered a deficit of U.S. $2.8 billion, or 0.3% of GDP, as compared to a surplus of U.S. $873 million, or 0.1% of GDP, for the same period of 2006. The capital account registered a surplus of U.S. $4.8 billion in the first quarter of 2007, as compared with a U.S. $873 million deficit for the same period of 2006. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $8.1 billion during the first quarter of 2007 and was composed of direct foreign investment inflows totaling U.S. $6.6 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $1.6 billion.

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

On March 12, 2004, the Foreign Exchange Commission announced that it would adjust the mechanism that it had adopted on March 20, 2003 to moderate the rate of accumulation of international reserves. Under the adjusted mechanism, which commenced on May 3, 2004 and remains in effect, Banco de México continues to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced is divided into four equal portions to be sold in the following four quarters. The amount of dollars auctioned during the quarter from May through July 2004 (U.S. $22.0 million) was based retroactively on the accumulation of net international reserves registered in the four quarters from April 16, 2003 through April 16, 2004. The total auctioned for the quarter from May through July 2004 was, therefore, equal to the sum of one-fourth of each of the total amounts announced for the quarters ended in July 2003, October 2003, January 2004 and April 2004. On April 17, 2007, Banco de México announced that the daily amount of dollars to be auctioned for the period from May 2, 2007 to July 31, 2007 would be U.S. $21 million. The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

At December 29, 2006, Mexico’s international reserves totaled U.S. $67.7 billion, a decrease of U.S. $1.0 billion from the level at December 30, 2005. The net international assets of Banco de México totaled U.S. $76.3 billion at December 29, 2006, an increase of U.S. $2.2 billion from the level at December 30, 2005.

At June 1, 2007, Mexico’s international reserves totaled U.S. $69.5 billion, an increase of U.S. $1.8 billion from the level at December 29, 2006. The net international assets of Banco de México totaled U.S. $77.0 billion at June 1, 2007, an increase of U.S. $0.7 billion from the level at December 29, 2006.

Direct Foreign Investment in Mexico

According to preliminary figures, during 2006, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $15.9 billion. Total accumulated direct foreign investment in Mexico during the 2002-2006 period amounted to approximately U.S. $92.8 billion. Of the total direct foreign investment during the 2002-2006 period, 53% was channeled to manufacturing, 20% to financial services, 6% to transportation and communications, and 8% to commerce.

According to preliminary figures, during 2006, foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $21.3 billion, comprising direct foreign investment inflows of U.S. $19.0 billion and foreign portfolio investment (including securities placed abroad) inflows of U.S. $2.3 billion.

According to preliminary figures, during the first three months of 2007, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $6.6 billion.

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

The peso/dollar exchange rate closed at Ps. 10.8111 = U.S. $1.00 on December 29, 2006, a 1.6% depreciation of the peso in dollar terms as compared to the exchange rate at the end of 2005. During 2006, the average peso/U.S. dollar exchange rate was Ps. 10.901 = U.S. $1.00, as compared to Ps. 10.898 = U.S. $1.00 in 2005.

The peso/U.S. dollar exchange rate announced by Banco de México on June 8, 2007 (to take effect on the second business day thereafter) was Ps. 10.970 = U.S. $1.00.

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

2006 Budget and Fiscal Results

According to preliminary figures, public sector budgetary revenues in 2006 were greater than public sector budgetary expenditures (excluding off-budget revenues and expenditures of the public sector) by approximately Ps. 2.3 billion in nominal terms. Public sector budgetary revenues increased by 12.1% in real terms as compared to budgetary revenues for 2005. Within budgetary revenues, non-oil tax revenues increased by 10.8% in real terms, while oil related revenues increased at a real rate of 14.3%.

The overall public sector balance registered a surplus of Ps. 9.8 billion, or 0.1% of GDP, in 2006 in contrast to a deficit of Ps. 10.1 billion, or 0.1% of GDP, for 2005. The 2006 public sector surplus included gross expenditures of Ps. 11.8 billion related to the costs associated with the Programa de Separación Voluntaria (Voluntary Retirement Program, or PSV), which was implemented in late 2002 with the long-term goal of reducing the number of Government administrative personnel and which offers severance packages to certain persons who retire voluntarily. Excluding the gross expenditure related to the PSV, the public sector surplus for 2006 was Ps. 9.8 billion in nominal terms, equivalent to 0.1% of estimated GDP for 2006. The primary surplus, defined as total public sector revenues less expenditures (including those related to the PSV) other than interest payments on public debt, was Ps. 261.2 billion in nominal terms in 2006, 25.0% higher in real terms than the Ps. 201.6 billion surplus recorded for 2005.

2007 Budget and Fiscal Package

The Federal Annual Revenue Law for 2007, as approved by Congress, and the Federal Expenditure Decree for 2007, as passed by the Chamber of Deputies (together, the “2007 Budget”), were approved on December 22, 2006 and December 23, 2006, respectively. The 2007 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector balance of 0.0% of GDP for 2007, i.e., a balanced budget.

As originally proposed to Congress, the 2007 Budget contemplated a public sector deficit of 0.0% of GDP and was based on an estimated weighted average price of Mexico’s oil exports of U.S. $42.50 per barrel. Congress revised this estimate upward to U.S. $42.80 per barrel. The 2007 Budget estimates that the average volume of oil exports will be 1.648 million barrels per day.

Total public sector revenues approved in the 2007 Budget include revenues that are Ps. 26.4 billion higher than those in the budget proposed by the President. This increase resulted mainly from an upward revision in estimated oil revenues, non-oil tax revenues and non-recurring revenues.

Congress implemented expenditure reductions of Ps. 56.8 billion from the budget proposed by the President. The increased resources in the approved 2007 Budget and the expenditure reductions applied to the budget proposed by the President, allow for expenditure increases and reallocations of Ps. 82.9 billion, while nonetheless maintaining fiscal equilibrium unchanged.

The results for 2005 and 2006, the revised budget assumptions and targets for 2006 and the budget assumptions and targets for 2007, as set forth in the 2007 Budget passed by the Mexican Congress, are presented below:

2005 and 2006 Results;
2006 Revised Budget Assumptions and Targets;
2007 Budget Assumptions and Targets

				2006
	2005 Results		2006 Budget	Results		2007 Budget

Real GDP growth(%)	3.0	(1)	3.6	4.8	(1)	3.6
Increase in the national consumer price index(%)	3.3		3.0	4.0		3.0
Average export price of Mexican oil mix (U.S.$/barrel)	42.69		36.50	53.20		42.80
Current account deficit as % of GDP	0.6	(1)	2.2	0.3	(1)	2.3
Average exchange rate (Ps./$1.00)	10.9		11.4	10.9		11.2
Average rate on 28-day Cetes (%)	9.2		8.9	7.2		6.8
Public sector balance as % of GDP	(0.1	)(1)	(0.0)	0.3	(1)	(0.0)
Primary balance as% of GDP	2.4	(1)	N/A	2.8	(1)	2.7

N/A = Not available.

(1)	Preliminary.
Source: Ministry of Finance and Public Credit.

Under the 2007 Budget, the Mexican Government estimates that it will devote Ps. 369.7 billion (22.3% of total budgetary programmable expenditures) to education and Ps. 475.02 billion (28.6% of total budgetary programmable expenditures) to health and social security.

According to preliminary figures, during the first four months of 2007, the public sector overall balance registered a surplus of Ps. 138.1 billion, 53.4% greater in real terms than the Ps. 86.5 billion surplus registered for the same period of 2006. The primary surplus, defined as total public sector revenues less expenditures (including those related to the PSV) other than interest payments on public debt, was Ps. 206.1 billion for the first four months of 2007, 18.6% higher in real terms as compared to the Ps. 167.0 billion surplus registered for the same period of 2006.

Public Debt

Internal Public Debt

Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 29, 2006, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 2 to the table “Net Internal Public Debt” below. Internal debt does not include the debt of the IPAB or the debt of budget controlled or administratively controlled agencies. See “—Financial System—Banking Supervision and Support.”

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

On October 28, 2003, the Mexican Government issued its first 20-year fixed rate peso-denominated bonds, placing Ps. 1.0 billion of these instruments in the market. On October 24, 2006, the Mexican Government issued its first 30-year fixed rate peso-denominated bonds, placing Ps. 12.6 billion of these instruments in the market. The Mexican Government expects to continue to offer each of these instruments on a regular basis, along with the shorter-term fixed rate peso-denominated bonds mentioned above, pursuant to a securities auction calendar published by the Mexican Government each quarter.

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

According to preliminary figures, at December 29, 2006, the net internal debt of the Mexican Government totaled Ps. 1,547.1 billion, as compared to the Ps. 1,183.3 billion outstanding at December 30, 2005. At December 29, 2006, the gross internal debt of the Mexican Government totaled Ps. 1,672.8 billion, as compared to Ps. 1,242.2 billion at December 30, 2005. The Mexican Government’s financing costs on internal debt totaled Ps. 120.1 billion for 2006, an increase in nominal terms of 15.9% as compared to 2005.

According to preliminary figures, at April 30, 2007, the net internal debt of the Mexican Government totaled Ps. 1,482.7 billion, as compared with the Ps. 1,547.1 billion outstanding at December 29, 2006. At April 30, 2007, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 1,744.8 billion, as compared to Ps. 1,672.8 billion at December 29, 2006. The Mexican Government’s financing costs on internal debt totaled Ps. 18.2 billion for the first three months of 2007, a decrease in nominal terms of 19.9% as compared to the same period of 2006.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Federal Government(1)

	December 31,															April 30
	2002			2003			2004			2005			2006(2)			2007
	(in billions of pesos, except percentages)

Gross Debt
Government Securities	Ps.	793.8	87.5%	Ps.	956.7	94.5%	Ps.	1,039.3	94.6%	Ps.	1,173.3	94.5%	Ps.	1,569.9	93.9%	Ps.	1,640.3	94.0%
Cetes		192.1	21.2		206.4	20.4		241.5	22.0		288.2	23.2		346.0	20.7		347.1	19.9
Floating-Rate Bonds		305.3	33.6		354.7	35.1		310.5	28.2		287.6	23.2		359.6	21.5		351.7	20.2
Inflation-Linked Bonds		92.7	10.2		83.9	8.3		84.6	7.7		95.3	7.7		155.3	9.3		180.6	10.4
Fixed-Rate Bonds		203.7	22.4		311.7	30.8		402.7	36.6		502.2	40.4		709.0	42.4		760.9	43.6
Other		113.6	12.5		55.2	5.5		59.9	5.4		68.8	5.5		102.9	6.1		104.5	6.0

Total Gross Debt	Ps.	907.4	100.0%		Ps 1,011.9	100.0%	Ps.	1,099.2	100.0%	Ps.	1,242.2	100.0%	Ps.	1,672.8	100.0%	Ps.	1,744.8	100.0%

Net Debt
Financial Assets(3)		(86.1)			(84.8)			(69.2)			(58.8)			(125.7)			(197.1)

Total Net Debt	Ps.	821.3		Ps.	927.1		Ps.	1,030.0		Ps.	1,183.3		Ps.	1,547.1		Ps.	1,482.7

Gross Debt/GDP			13.6%			13.9%			13.2%			13.8%			17.8%			18.1%
Net Debt/GDP			12.3%			12.7%			12.4%			13.2%			16.5%			16.0%

Note: Totals may differ due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 111.8 billion at December 29, 2006. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, outstanding public sector gross external debt decreased by approximately U.S. $16.9 billion in 2006, from U.S. $71.7 billion at December 30, 2005 to U.S. $54.8 billion at December 29, 2006. Of this amount, U.S. $53.9 billion represented long-term debt and U.S. $0.8 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $7.3 billion in 2006, a 2.4% increase in nominal terms as compared to 2005.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 29, 2006 represented approximately 22.8% of nominal GDP, 1.0 percentage points higher than at the end of 2005.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2007 represented approximately 22.9% of nominal GDP, 0.1 percentage points higher than over the same period of 2006.

According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $3.9 billion during the first quarter of 2007, from U.S. $54.8 billion at December 29, 2006 to U.S. $58.7 billion at March 31, 2007. Of this amount, U.S. $54.8 billion represented long-term debt and U.S. $3.9 billion represented short-term debt.

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

Summary of External Public Debt(1)
By Type

		Long-Term	Other
	Long-Term	Debt of	Long-	Total
	Direct Debt of	Budget	Term	Long-		Total Long-
	the Federal	Controlled	Public	Term	Total Short-	and Short-
	Government	Agencies	Debt(2)	Debt	Term Debt	Term Debt
	(in millions of dollars)

December 31,
2002	43,554	10,630	21,845	76,029	2,789	78,818
2003	44,898	11,190	21,248	77,336	1,688	79,024
2004	48,561	10,636	17,952	77,149	2,077	79,226
2005	48,689	6,736	15,464	70,889	786	71,675
2006(4)	39,330	7,046	7,545	53,921	845	54,766
March 31, 2007(4)	38,605	8,858	7,299	54,762	3,912	58,674

By Currency(3)

	December 31,										March 31,
	2002		2003		2004		2005		2006(4)		2007(4)
	(in		(in		(in		(in		(in		(in
	millions		millions		millions		millions		millions		millions
	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)

U.S. Dollars	69,804	88.6	70,519	89.2	71,220	89.9	65,480	91.4	50,760	92.7	47,379	80.7
Japanese Yen	3,849	4.9	4,013	5.1	2,937	3.7	1,990	2.8	1,006	1.8	1,084	1.8
Pounds Sterling	156	0.2	173	0.2	186	0.2	80	0.1	91	0.2	1,030	1.8
Swiss Francs	173	0.2	184	0.2	236	0.3	171	0.2	175	0.3	410	0.7
Others	4,836	6.1	4,135	5.3	4,647	5.9	3,954	5.5	2,734	5.0	8,771	14.9

Total	78,818	100.0	79,024	100.0	79,226	100.0	71,675	100.0	54,766	100.0	58,674	100.0

Note:  Totals may differ due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2007), (b) external borrowings by the public sector after March 31, 2007 and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.

Source:  Ministry of Finance and Public Credit.

Subsequent to December 29, 2006:

•	On January 29, 2007, Mexico concluded an exchange and cash tender offer for certain series of its outstanding U.S. dollar-denominated bonds. The international offer invited the holders of five series of Mexico’s external bonds maturing in 2019, 2022, 2026, 2031 and 2033 to submit offers, in a modified Dutch auction, to exchange their bonds for reopened 6.75% Global Notes due 2034 plus a cash payment, or to sell their bonds for cash. Following settlement, approximately $2.8 billion of outstanding bonds including Mexico’s 8.125% Global Bonds due 2019, 8.00% Global Notes due 2022, 11.50% Global Bonds due May 15, 2026, 8.30% Global Notes due 2031 and 7.500% Global Notes due 2033 were cancelled. An aggregate principal amount of U.S. $2,266,566,000 in reopened 6.75% Global Notes due 2034 was issued to holders participating in the exchange, and Mexico also made cash payments from available funds totaling approximately U.S. $1,067,637,570. Following the cancellation of the bonds tendered and accepted for exchange or purchase by Mexico, approximately U.S. $1,703,447,000 principal amount of 8.125% Global Bonds due 2019, U.S. $753,456,000 principal amount of 8.00% Global Notes due 2022, U.S. $338,580,000 principal amount of 11.50% Global Bonds due May 15, 2026, U.S. $1,878,333,000 principal amount of 8.30% Global Notes due 2031 and U.S. $1,315,425,000 principal amount of 7.500% Global Notes due 2033 remained outstanding.

•	On March 21, 2007, Mexico issued 500,000 Series XWE07 Warrants and 1,000,000 XWD07 Units, each Unit consisting of one Series XWDA07 Warrant and one Series XWDB07 Warrant, which will trade separately after September 24, 2007. The Series XWE07, XWDA07 and XWDB07 Warrants entitle the holders to exchange, on September 19, October 11, and November 7, 2007, respectively, up to approximately $2.7 billion of various series of outstanding U.S. dollar, euro, Italian lira and Deutsche mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Mexican Government maturing in either 2014 or 2024.

Item 5.	Operating and Financial Review and Prospects

General

We earn income from:

•	export sales, which consist of sales of crude oil and condensates, refined products and petrochemical products;

•	domestic sales, which consist of sales of natural gas, refined products (such as gasoline, diesel fuel and liquefied petroleum gas) and petrochemical products; and

•	other sources, including financial and investment income.

Our operating expenses include:

•	costs of sales, including the cost of purchases of refined petroleum and other products, depreciation and amortization, a portion of the cost of the reserve for labor obligations, the variation of inventories, maintenance, and exploration and non-successful drilling expenses;

•	distribution expenses (including a portion of the cost of the reserve for labor obligations);

•	administrative expenses (including a portion of the cost of the reserve for labor obligations); and

•	interest expense.

Our income is affected by a number of factors, including:

•	changes in international prices of crude oil and refined petroleum products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

•	the type and volume of crude oil produced and exported;

•	the type and volume of natural gas produced and sold;

•	the results of development and exploration activities;

•	the amount of taxes and duties that the Mexican Government imposes on us;

•	Mexican inflation;

•	fluctuations in the peso-U.S. dollar exchange rate; and

•	Mexican and global economic conditions, including the levels of international interest rates.

Overview

Our main objectives are to increase our operating efficiency, maintain our hydrocarbon production levels, modernize our infrastructure and improve Mexico’s hydrocarbon reserves replacement rate, while maintaining high health, safety and environmental standards.

In order to increase our operating efficiency, we are seeking to optimize the utilization of our plants and pipelines, and to implement best practices in drilling, project management, procurement processes, corporate service management (including medical and telecom services) and in our compensation system.

To maintain our hydrocarbon production, we have established a strategy for the Cantarell complex to manage its future decline in production levels. This strategy includes workovers, intensive maintenance, drilling of horizontal wells and the installation of a nitrogen elimination plant as well as desalinization and water separation equipment. In addition, we continue to focus our efforts on projects such as Ku-Maloob-Zaap, Crudo Ligero Marino, Jujo-Tecominoacán and Antonio J. Bermúdez, as well as natural gas projects such as Burgos and the Strategic Gas Program, including the development of the Veracruz basin.

We are also working to modernize our infrastructure. In 2006, these efforts included the installation of Mexico’s largest drilling platform, KU-S, in the Campeche Sound, as part of the Ku-Maloob-Zaap project. It has a production capacity of 259 thousand barrels per day and represents a U.S. $250 million investment. Moreover, cryogenic plants 3 and 4 started operations in the Burgos Gas Processing Center (Burgos GPC). The Burgos project also includes the construction of cryogenic plants 5 and 6. It is expected that sweet wet gas processing of the Burgos GPC will reach 1,200 million cubic feet per day by the end of 2008.

Improvements in the area of safety, health and environmental protection began 10 years ago with the implementation of the PROSSPA and SIASPA management systems. However, during 2006 both systems were integrated into Pemex—SSPA, as a result, our accident frequency rate in 2006 decreased by 37% to 0.67%, as compared with 2005. We will continue our efforts to improve facilities maintenance and safety procedures, as we are committed to carrying out all our operations in a manner that ensures the safety of our installations and personnel and that respects neighboring communities and the environment. See “Item 4—Information on the Company—Environmental Regulation—PEMEX’s Internal Monitoring” and “—Business Overview—Transportation and Distribution.”

Our consolidated financial statements included herein are presented in constant pesos, so all financial information is restated in constant pesos as of December 31, 2006. Unless otherwise indicated, all amounts included in “Item 5— Operating and Financial Review and Prospects” are presented in constant pesos as of December 31, 2006.

We have reported significant losses in recent years; however, this trend was reversed in 2006 as we reported net income of Ps. 45.3 billion, primarily explained by a Ps. 56.8 billion IEPS tax credit, which is reflected in other revenues in the income statement, by higher crude oil prices and by a reduction in total taxes and duties. We cannot predict whether we will report income or a loss for the 2007 fiscal year. Excluding the IEPS tax credit, PEMEX would have shown a loss of Ps. 11.5 billion in 2006.

Our costs and operating expenses increased by 7.6% in 2006, as a result of a Ps. 27.3 billion increase in our cost of sales, a Ps. 1.2 billion increase in transportation and distribution expenses, and a Ps. 5.3 billion increase in administrative expenses. To reduce our losses in the future, we are undertaking a number of initiatives to increase our efficiency by introducing measures to reduce costs and expenses and increase our profitability.

An important contribution to our net income in 2006 was the change in the tax regime applicable to Petróleos Mexicanos and the subsidiary entities effective as of January 1, 2006. As a result of the new fiscal regime, taxes and duties as a percentage of our total sales decreased from 63.9% in 2005 to 54.9% in 2006. The new tax regime, together with the implementation of measures to increase our profitability, should enhance our financial performance. However, the Mexican Congress has the power to enact further changes in federal tax law, and we cannot predict the extent or nature of any future changes, if any, to the federal hydrocarbon tax laws applicable to us.

In 2006, our equity increased by Ps. 67.9 billion, reversing our equity deficit of Ps. 28.0 billion as of December 31, 2005 to positive equity of Ps. 40.0 billion as of December 31, 2006. This increase was attributable primarily to the payment by the Mexican Government of Ps. 47.0 billion pursuant to the Federal Revenue Law and the increase in net income. See “—Liquidity and Capital Resources.”

Our capital expenditures (both PIDIREGAS and non-PIDIREGAS) in 2006 totaled Ps. 150.4 billion (U.S. $13.8 billion), 87% of which was allocated to upstream activities and 13% to downstream activities.

Critical Accounting Policies

Some of our accounting policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view of trends in the oil and gas industry, both internationally and within Mexico, economic factors in Mexico and information from outside sources. We believe the following critical accounting policies, among others, affect management’s judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Successful Efforts Method of Oil and Gas Accounting

We apply the successful efforts method of oil and gas accounting. This accounting principle requires that costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and, if proved reserves are not discovered, the capitalized costs are later charged to expenses. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized over proved developed reserves, as the related oil and gas reserves are extracted. Our reserve estimates are determined in accordance with earth science and petroleum engineering principles and practices in accordance with Rule 4-10 of Regulation S-X of the Securities Act and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and oil field technology.

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

Environmental Remediation, Asset Retirement Obligations

We also make judgments and estimates in recording liabilities for environmental cleanup and asset retirement obligations. Estimated liabilities for environmental remediation and asset retirement obligations are subject to change as a result of changes in laws, regulations and their interpretation, the review of additional information on the extent and nature of site contamination, the determination of additional works which need to be undertaken, improvements in technology, the nature and timing of expenditure, foreign currency exchange rates to the extent that some of these costs are incurred in U.S. dollars, and changes in discount rates. In addition, with respect to offshore properties, our historical dismantlement and plugging experiences have been very limited, and, therefore, our estimates of the expected cost or salvage value may vary from what will actually be incurred for many of these long-term properties when these activities are ultimately undertaken.

While we believe that our environmental remediation and asset retirement obligation provisions are adequate as well as the interpretations applied of existing law are appropriate, the amounts estimated for future liabilities, which are based on discounted cash flows, may differ materially from the costs that will actually be incurred to remediate our properties. If we determine that an insufficient environmental remediation or asset retirement obligation provision has been created, earnings will be adjusted accordingly in the period in which the determination is made.

Employee Benefit Plans

We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations which include various actuarial assumptions, such as real discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and modify them based on current rates and trends when it is deemed appropriate to do so. As required by Mexican and U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. We believe that the assumptions used in recording our obligations under our plans, which are presented in Notes 11 and 20 II e. and f. to our consolidated financial statements, are reasonable based on our experience and on the advice of our independent actuaries.

Financial Instruments

Under Mexican FRS, effective January 1, 2005, we adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (which we refer to as Bulletin C-10), which provides expanded guidance for the recognition, valuation, accounting treatment and disclosures applicable to derivative financial instruments including hedges and embedded derivatives. Bulletin C-10 requires that all financial instruments, with the exception of “held to maturity” investments, be recorded at fair value. Held to maturity investments are recorded at amortized cost subject to an impairment review.

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

Through internal guidelines (i.e., group-wide financial guidelines), we ensure that the derivatives used for risk management purposes are only used to hedge recorded, contracted or planned underlying transactions. We calculate and assess market risks in accordance with the policies outlined in “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

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

Accounting for Income Taxes

As described in Note 17 to our consolidated financial statements, a new fiscal regime became applicable to Petróleos Mexicanos and the subsidiary entities on January 1, 2006. In addition, PMI and PMI North America, S.A. de C.V. are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

As a consequence of the new tax regime applicable to Petróleos Mexicanos and its subsidiary entities, and in accordance with Mexican FRS, in the preparation of our consolidated financial statements, Petróleos Mexicanos and the subsidiary entities (except Pemex-Exploration and Production) are required to estimate taxable income and the period over which deferred tax assets will be recoverable. This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include a charge against the tax provision in the statement of operations.

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

These policies, together with the rest of our significant accounting policies, are more fully described in Notes 2 and 20 to our consolidated financial statements included herein.

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

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in dollars per barrel)

West Texas Intermediate crude oil average price	$26.16	$31.10	$41.49	$56.59	$66.04
PEMEX crude oil weighted average export price	21.52	24.78	31.05	42.71	53.04

Note:	The numbers in this table are average prices for the full year. Spot prices at year end are different. On June 29, 2007, the spot price for West Texas Intermediate crude oil was U.S. $70.33 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $61.60 per barrel.

Sources:	PMI operating statistics, which are based on information in bills of lading, and Platt’s U.S. Market Scan (McGraw-Hill Company).

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

Our retail prices for gasoline and diesel reflect the addition of the IEPS tax as described below, as well as the value added tax. We charge the IEPS tax only on gasoline and diesel. See “—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes” below, for a further discussion of the IEPS tax. For financial statement purposes, the IEPS tax, when due to the Mexican Government, is presented as part of net domestic sales and then deducted after “Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards.” From the end of 2005 and through the end of 2006, the IEPS tax rate was negative, and therefore was not reflected as part of net domestic sales. In 2006 (but not in 2005), we received a tax credit equal to the amount of negative IEPS taxes, which is reflected in our income statement under “other revenues.”

Natural gas prices for domestic sale are calculated according to the Energy Regulatory Commission directives published on March 20, 1996. These prices reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

In addition, our maximum prices on first-hand and end-user sales of LPG and on first-hand and end-user sales of natural gas for industrial use and to local distribution companies have been and, in the case of LPG, are currently subject to limitations and adjustments by the Mexican Government, pursuant to two executive pricing decrees issued by former President Fox on February 27, 2003 and September 12, 2005 and by President Calderón on January 1, 2007. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2002		2003		2004		2005		2006
	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.

Oil Products
Unleaded regular gasoline(1)	$94.70	$53.92	$87.79	$60.94	$86.48	$72.39	$92.45	$92.42	$96.46	$104.10
Premium gasoline(1)	106.32	61.68	98.55	68.78	101.17	80.38	109.31	100.67	114.64	112.62
Jet fuel(2)	30.11	28.96	36.30	34.87	47.92	48.49	71.69	72.04	81.31	80.91
Kerosene(3)	78.50	30.23	72.80	36.68	71.72	50.76	76.55	72.87	79.37	83.81
Natural Gas(4)
Industrial	3.15	3.99	5.31	5.81	6.09	6.41	7.88	8.58	6.67	7.83
Residential	5.65	8.45	7.62	10.63	9.58	12.03	11.75	14.78	11.22	13.99
Selected Petrochemicals
Ammonia(5)	133.74	127.47	237.03	205.36	272.48	250.68	324.26	288.87	305.53	282.16
Polyethylene L.D.(6)	735.36	1,013.47	948.07	1,286.82	1,221.15	1,504.37	1,542.75	1,510.54	1,504.40	1,509.98
Polyethylene H.D.(7)	699.51	947.90	824.85	1,187.97	978.44	1,364.33	1,352.19	1,552.94	1,504.53	1,463.60
Styrene(8)	757.67	701.30	885.89	873.94	1,297.79	1,231.44	1,419.03	1,360.48	1,475.00	1,358.50

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices for Houston, Texas.

Sources: Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).

(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).

Sources: Pemex-Refining and Platt’s U.S. Market Scan (McGraw-Hill Company).

(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude them.

Sources: Pemex-Refining and Petroleum Marketing Monthly published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).

(4)	In U.S. dollars per thousand cubic feet. Prices exclude taxes. Industrial natural gas prices are for Mexico City and surrounding areas. Industrial prices correspond to nomination of additional volumes under contract with notification to the supplier. Until 2003, residential prices were nationally weighted and since 2004, residential prices are for the sector to which Mexico City belongs. Residential prices reflect the specific cost of transportation and distribution in that area. U.S. prices are national average industrial prices and Texas residential prices.

Sources: Pemex-Gas and Basic Petrochemicals, Energy Regulatory Commission and Petroleum Marketing Monthly published by the Energy Information Administration (DOE).

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

Sources: Pemex-Petrochemicals and ICIS-LOR (Icis-Lor Group Ltd.).

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded each of the past three years.

	Year ended December 31,(1)
	2004	2005	2006
	(in millions of constant pesos as of
	December 31, 2006)

Taxes and duties:
Hydrocarbon extraction duties and others	Ps. 412,208	Ps. 518,571	Ps. 565,754
Excess gains duties	36,980	58,665	7,926
Hydrocarbon income tax	—	2,058	4,737
Income tax	2,001	3,837	4,438
Special tax on production and services(2)	58,819	21,033	—

Total	Ps. 510,009	Ps. 604,164	Ps. 582,855

Note: For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties.”

(1)	The amounts are expressed in millions of constant pesos as of December 31, 2006, and do not represent the amount in nominal terms effectively paid to the corresponding tax authorities.

(2)	During 2006, no IEPS tax was generated due to negative IEPS tax rates, as explained below.
Source: PEMEX’s financial statements.

The IEPS tax ensures that Pemex-Refining retains the portion of our sales revenues that represents the adjusted international reference prices of our products, and the Mexican Government receives the difference between the domestic retail prices, which are prices that are set by the Mexican Government based on target rates of inflation, and the adjusted international reference prices of diesel and gasoline.

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

Since mid-2005, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax and the retailer’s margin, which has generated a “negative” IEPS tax rate. In 2005, PEMEX did not receive any benefit from the negative IEPS tax rate. In 2006, however, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first to its value added tax liability and second to ordinary hydrocarbon duties. The IEPS tax credits are recorded in our income statement under “other revenues.” In 2006, we were permitted to credit Ps. 56.8 billion of negative IEPS tax, of which we credited Ps. 44 billion against our IEPS tax and value added tax liabilities.

Relation to the Mexican Government

Petróleos Mexicanos and the subsidiary entities were created as decentralized public entities of the Mexican Government, rather than as Mexican corporations. Therefore, we do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. The Mexican Government closely regulates and supervises our operations. Mexican Government secretaries control key executive decisions at PEMEX. The Secretary of the Ministry of Energy is the Chairperson of the Board of Directors of Petróleos Mexicanos. SFP appoints Petróleos Mexicanos and the subsidiary entities’ external auditors.

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

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, and turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 5.7% in 2002, 4.0% in 2003, 5.2% in 2004, 3.3% in 2005 and 4.05% in 2006.

Mexican inflation has affected our consolidated financial statements in the following ways:

•	Each year, we adjust the value of certain of our fixed assets, materials and spare parts on our balance sheet to reflect the effects of inflation. This revaluation will increase our assets in periods of high inflation. When we revalue fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges will increase, reducing our income. The higher carrying value further exposes us to subsequent impairment charges. Beginning in 2003, we revalue all of our fixed assets using the NCPI. See Note 2h. to our consolidated financial statements.

•	Mexican FRS requires that financial statements recognize the effects of inflation in accordance with Bulletin B-10. A component of inflation accounting which is not reflected in historical based accounting is the recognition of a gain or loss on monetary position, which is included in the income statement as a component of comprehensive financing cost. The gain or loss on monetary position captures the impact of purchasing power fluctuations on monetary assets and liabilities. To the extent that we have a net monetary liability position, the income statement will reflect a monetary gain as measured by the change in the NCPI. To the extent that we have a net monetary asset position, the income statement will reflect a monetary loss as measured by the change in the NCPI.

Consolidation

The financial statements consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 2c. to our consolidated financial statements. As described in Note 2c., we began consolidating Pemex Finance, Ltd., for Mexican FRS purposes, in 2005. For U.S. GAAP purposes, Pemex Finance, Ltd. has been consolidated historically.

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

OPEC members met during the first week of June 2006 in Venezuela and decided to leave oil production levels unchanged despite current high crude oil prices, since crude oil stocks levels are above average in the U.S. and markets are considered to be well supplied. In October 2006, OPEC met in Doha and decided to cut production to 26.3 million barrels per day. In November 2006, OPEC reduced the oil production ceiling of 28 million barrels per day by 1.2 million barrels per day and in February 2007 OPEC cut another 500 thousand barrels per day. OPEC members met on March 15, 2007 and left quotas unchanged since they considered the market to be well supplied and because crude oil stock levels were above average in the United States. Mexico’s crude oil exports for 2006 averaged 1,793 thousand barrels per day. As of the date of this report, Mexico has not announced any revisions to its current level of crude oil exports of 1,703 thousand barrels per day as a result of these latest announcements by OPEC, and we believe that Mexico has no plans to change its current level of crude oil exports.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Sales

Total sales, which did not include the IEPS tax in 2006, were Ps. 1,062.5 billion in 2006, an increase of 12.4% from total sales in 2005, net of the IEPS tax, of Ps. 945.2 billion. The increase in total sales from 2005 to 2006 resulted primarily from a 17.0% increase in export sales, from Ps. 440.7 billion in 2005 to Ps. 515.8 billion in 2006, due to higher crude oil export prices. In addition, total sales increased due to an 8.4% increase in domestic sales, net of the IEPS tax, from Ps. 504.5 billion in 2005 to Ps. 546.7 billion in 2006, due to increased unit prices and higher volumes of sales of principal products.

Domestic Sales

Domestic sales, which did not include the IEPS tax in 2006, increased by 8.4% in 2006, from Ps. 504.5 billion in 2005, net of the IEPS tax, to Ps. 546.7 billion in 2006, due to increases in prices and in the volume of domestic sales of petroleum and petrochemical products. Domestic sales of petroleum products increased by 12.2% in 2006, from Ps. 395.9 billion in 2005 to Ps. 444.1 billion in 2006, primarily due to increases in the average domestic sales prices and volumes of our principal petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 1.7%, from Ps. 24.2 billion in 2005 to Ps. 24.6 billion in 2006, due to an increase in the domestic sales of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes, ethylene oxide and monoethylene glycol. Sales of natural gas by decreased by 7.6% in 2006, from Ps. 84.4 billion in 2005 to Ps. 78.0 billion in 2006, as a result of a decrease in average prices.

Export Sales

In 2006, total consolidated export sales increased by 17.0% in peso terms from Ps. 440.7 billion in 2005 to Ps. 515.8 billion in 2006. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 18.9% in peso terms, from Ps. 364.7 billion in 2005 to Ps. 433.5 billion in 2006. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 22.8% in 2006, from U.S. $31.6 billion in 2005 to U.S. $38.8 billion in 2006. This increase was mainly a result of increased oil export prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 82.2 billion in 2006, 8.2% higher in peso terms than the Ps. 76.0 billion of additional revenues generated in 2005, mainly due to increased prices of crude oil that we exported. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2006 was U.S. $53.04, 24.2% higher than the weighted average price of U.S. $42.71 in 2005.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 89.8% of export sales (excluding the trading activities of the PMI Group) in 2006, as compared to 89.4% in 2005. These crude oil sales increased in peso terms by 19.3% in 2006, from Ps. 326.3 billion in 2005 to Ps. 389.3 billion in 2006, and increased in dollar terms by 23.0% in 2006, from U.S. $28.3 billion in 2005 to U.S. $34.8 billion in 2006. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2006 was U.S. $53.20, 24.9% higher than the weighted average price of U.S. $42.61 in 2005. The volume of crude oil exports decreased by 1.3%, from 1,817 thousand barrels per day in 2005 to 1,793 thousand barrels per day in 2006, as a result of a decline in the Cantarell field.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, decreased from 9.6% of export sales (excluding the trading activities of the PMI Group) in 2005 to 9.4% in 2006. Export sales of petroleum products, including natural gas liquids, increased by 17.2%, from Ps. 34.9 billion in 2005 to Ps. 40.9 billion in 2006, primarily due to an increase in sales volume and export prices of petroleum products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 20.0%, from U.S. $3.0 billion in 2005 to U.S. $3.6 billion in 2006.

Petrochemical products accounted for the remainder of export sales in 2005 and 2006. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 5.7%, from Ps. 3.5 billion in 2005 to Ps. 3.3 billion in 2006, primarily due to a decrease in the volume of benzene and ethylene exports. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 4.7% in 2006, from U.S. $302.7 million in 2005 to U.S. $288.5 million in 2006.

Other Revenues and Expenses

Other revenues, net, increased by Ps. 57.4 billion, or 466.7%, from Ps. 12.3 billion in 2005 to Ps. 69.7 billion in 2006, primarily due to an increase in revenues resulting from the application of the negative rate of IEPS tax in accordance with the provisions of the Federal Revenue Law for the Fiscal Year of 2006, which now allows PEMEX to credit the negative IEPS tax against other taxes and duties payable by PEMEX. In 2005, the negative IEPS tax was absorbed by PEMEX.

Costs and Operating Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 7.6%, from Ps. 447.3 billion in 2005 to Ps. 481.1 billion in 2006. This increase was mainly due to greater product purchases, principally petroleum products such as gasoline, diesel and fuel oil, of Ps. 22.1 billion, or 11.9%, as compared to Ps. 185.2 billion in 2005, an increase in the charges to income associated with labor obligations of Ps. 10.3 billion, or 16.7%, as compared to 2005, and an increase in depreciation and amortization costs of Ps. 8.4 billion, or 15.3%, as compared to 2005.

On September 12, 2005, a presidential decree limited our maximum sales price on first-hand and end-user sales of natural gas for industrial use and to local distribution companies to the natural gas price in Reynosa, Tamaulipas in August 2005 (U.S. $7.253 per million British Thermal Units), plus 21% of the difference between the current Reynosa price and U.S. $7.253. PEMEX therefore bore the cost of 79% of any increase in import prices of natural gas, which it could not pass on to its retail customers. The decree expired in January 2006. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of our indebtedness (79.7% at December 31, 2006) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense in peso terms.

In 2006, comprehensive financing cost increased by Ps. 18.3 billion, or 389.4%, from Ps. 4.7 billion in 2005 to Ps. 23.0 billion in 2006, primarily as a result of the following:

•	The peso depreciated against the U.S. dollar at a rate of 1.0% during 2006, as compared to a 4.3% appreciation of the peso against the U.S. dollar in 2005, which resulted in net foreign exchange losses of Ps. 2.4 billion in 2006, as compared to net foreign exchange gains of Ps. 18.3 billion in 2005. The depreciation in 2006 was due mainly to change in the exchange rate of pesos to U.S. dollars, which rose to Ps. 10.8810 per dollar at December 31, 2006 from Ps. 10.7777 per dollar at December 31, 2005. At December 31, 2005, the rate had dropped to Ps. 10.7777 per dollar from Ps. 11.2648 per dollar in 2004.

•	Although the inflation rate rose from 3.33% in 2005 to 4.05% in 2006, our net monetary liabilities decreased by 18.3% (because our monetary assets increased in comparison to our monetary liabilities), resulting in a net gain in monetary position of Ps. 14.3 billion, 16.5% lower than the net gain in monetary position in 2005 of Ps. 17.0 billion.

•	These increases in comprehensive financing cost were partially offset by a decrease in net interest expense of Ps. 5.1 billion, or 12.8%, from Ps. 40.0 billion in 2005 to Ps. 34.9 billion in 2006. In 2006, interest expense decreased by Ps. 10.6 billion as compared to 2005, while interest income decreased by Ps. 5.5 billion as compared to 2005.

Duties and Taxes

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) decreased by 3.5%, from Ps. 604.2 billion in 2005 to Ps. 582.9 billion in 2006, largely due to the new fiscal regime applicable as of January 1, 2006 and the fact that the IEPS tax rate was negative in 2006.

Income/(Loss)

In 2006, we reported net income of Ps. 45.3 billion on Ps. 1,132.2 billion in total revenues, as compared with a loss of Ps. 79.4 billion on Ps. 957.6 billion in total revenues, net of the IEPS tax, in 2005. The Ps. 124.7 billion increase in income from a loss in 2005 to net income in 2006 resulted from the various factors described above.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Sales

Total sales, net of the IEPS tax, were Ps. 945.2 billion in 2005, an increase of 22.3% from total sales in 2004, net of the IEPS tax, of Ps. 772.9 billion. The increase in total sales from 2004 to 2005 resulted primarily from a 26.3% increase in export sales, from Ps. 349.0 billion in 2004 to Ps. 440.7 billion in 2005, due to increases in crude oil export prices and in the volume of exports of petroleum products. In addition, total sales increased due to a 19.0% increase in domestic sales, net of the IEPS tax, in 2005, from Ps. 423.9 billion in 2004 to Ps. 504.6 billion in 2005, due to increased unit prices and higher sales volumes.

Domestic Sales

Domestic sales, net of the IEPS tax, increased by 19.0% in 2005, from Ps. 423.9 billion in 2004 to Ps. 504.6 billion in 2005, due to increases in prices and in the volume of domestic sales of petroleum and petrochemical products. Domestic sales of petroleum products increased by 21.2% in 2005, from Ps. 326.7 billion in 2004 to Ps. 396.0 billion in 2005, primarily due to increases in the average domestic sales prices and volumes of our principal petroleum products. The 5.4% increase in the sales volumes of gasoline, from 636.7 thousand barrels per day in 2004 to 671.3 thousand barrels per day in 2005, was primarily due to an increase in the number of vehicles in Mexico. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 16.9%, from Ps. 20.7 billion in 2004 to Ps. 24.2 billion in 2005, due to an increase in the domestic prices of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes, ethylene oxide and monoethylene glycol, and a production increase of 159 kilotons of vinyl chloride monomer in Pajaritos as compared to 2004 production levels. Sales of natural gas increased by 10.3% in 2005, from Ps. 76.5 billion in 2004 to Ps. 84.4 billion in 2005, as a result of a 25.1% increase in average prices, from U.S. $6.09 per MMBtu in 2004 to U.S. $7.62 per MMBtu in 2005.

Export Sales

In 2005, total consolidated export sales increased by 26.3% in peso terms from Ps. 349.0 billion in 2004 to Ps. 440.7 billion in 2005. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased by 24.8% in peso terms, from Ps. 292.2 billion in 2004 to Ps. 364.7 billion in 2005. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 35.0% in 2005, from U.S. $23.4 billion in 2004 to U.S. $31.6 billion in 2005. This increase was mainly a result of an increase in crude oil export prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 76.0 billion in 2005, 33.8% higher in peso terms than the Ps. 56.8 billion of additional revenues generated in 2004, mainly due to the increased price of crude oil that we exported. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2005 was U.S. $42.71, 37.6% higher than the weighted average price of U.S. $31.05 in 2004.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 89.4% of export sales (excluding the trading activities of the PMI Group) in 2005, as compared to 90.9% in 2004. These crude oil sales increased in peso terms by 22.9% in 2005, from Ps. 265.4 billion in 2004 to Ps. 326.3 billion in 2005, and increased in dollar terms by 32.9% in 2005, from U.S. $21.3 billion in 2004 to U.S. $28.3 billion in 2005. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2005 was U.S. $42.61, 37.4% higher than the weighted average price of U.S. $31.02 in 2004. The volume of crude oil exports decreased by 2.8%, from 1,870 thousand barrels per day in 2004 to 1,817 thousand barrels per day in 2005, as a result of interruptions in production due to hurricanes in Mexico and in the Gulf of Mexico.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 8.2% of export sales (excluding the trading activities of the PMI Group) in 2004 to 9.6% in 2005. Export sales of petroleum products, including natural gas liquids, increased by 45.4%, from Ps. 24.0 billion in 2004 to Ps. 34.9 billion in 2005, primarily due to an increase in sales volume and export prices of petroleum products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 57.9%, from U.S. $1.9 billion in 2004 to U.S. $3.0 billion in 2005.

Petrochemical products accounted for the remainder of export sales in 2004 and 2005. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 29.6%, from Ps. 2.7 billion in 2004 to Ps. 3.5 billion in 2005, primarily due to an increase in the volume of benzene and polyethylene exports. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 39.4% in 2005, from U.S. $217.1 million in 2004 to U.S. $302.7 million in 2005.

Other Revenues and Expenses

Other revenues, net, increased by Ps. 0.3 billion, or 2.5%, from Ps. 12.0 billion in 2004 to Ps. 12.3 billion in 2005, primarily due to an increase in revenues from our natural gas hedging operations, which was partially offset by an increase in costs related to various accidents during 2005 and the recognition of the impairment of fixed assets of Pemex-Petrochemicals. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Natural Gas Hedging Operations” and “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Commodity Price Risk.”

Costs and Operating Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 30.7%, from Ps. 342.3 billion in 2004 to Ps. 447.3 billion in 2005. This increase was mainly due to greater product purchases, principally petroleum products such as gasolines, diesel and fuel oil, of Ps. 37.8 billion, or 55.2%, as compared to 2004, an increase in the costs of labor obligations of Ps. 6.8 billion, or 14.2%, as compared to 2004, an increase in costs associated with the acquisition of materials and transportation of Ps. 17.6 billion, or 21.9%, as compared to 2004, an increase in depreciation and amortization costs of Ps. 9.9 billion, or 22%, as compared to 2004 and an increase in exploration costs of Ps. 8.0 billion, or 94%, as compared to 2004.

In 2005, due to price controls imposed by the Mexican Government on gasoline and diesel products sold in the domestic market, we were not able to pass on all of the increases in the prices of our product purchases from producers to our retail prices in Mexico. In addition, a presidential decree that became effective in September 2005 limited our maximum sales price on first-hand and end-user sales of natural gas for industrial use and to local distribution companies to the natural gas price in Reynosa, Tamaulipas in August 2005 (U.S. $7.253 per million British Thermal Units), plus 21% of the difference between the current Reynosa price and U.S. $7.253. PEMEX therefore bore the cost of 79% of any increase in import prices of natural gas, which it could not pass on to its retail customers. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of our indebtedness (80.5% at December 31, 2005) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense in peso terms.

In 2005, comprehensive financing cost decreased by Ps. 2.9 billion, or 38.2%, from Ps. 7.6 billion in 2004 to Ps. 4.7 billion in 2005, primarily as a result of the following:

•	The peso appreciated against the U.S. dollar at a rate of 4.32% during 2005, as compared to a 0.26% depreciation of the peso against the U.S. dollar in 2004, which resulted in net foreign exchange gains of Ps. 18.3 billion in 2005, as compared to net foreign exchange losses of Ps. 3.7 billion in 2004.

•	The inflation rate decreased from 5.2% in 2004 to 3.3% in 2005, resulting in a net gain in monetary position of Ps. 17.0 billion, 19.0% lower than the net gain in monetary position in 2004 of Ps. 21.0 billion.

•	These decreases in comprehensive financing cost were partially offset by an increase in net interest expense of Ps. 15.1 billion, or 60.6%, from Ps. 24.9 billion in 2004 to Ps. 40.0 billion in 2005. In 2005, interest expense increased by Ps. 20.9 billion as compared to 2004, while interest income increased by Ps. 5.8 billion as compared to 2004. As of July 1, 2005, interest from Pemex Finance, Ltd. is consolidated into our total debt for both U.S. and Mexican FRS purposes.

Duties and Taxes

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 18.5%, from Ps. 510.0 billion in 2004 to Ps. 604.2 billion in 2005, largely due to the 22.3% increase in our net sales revenues, excluding the IEPS tax. We paid Ps. 58.7 billion in excess gains revenue duty in 2005, which represented 39.2% of our revenues resulting from the difference between the actual crude oil prices at which Pemex-Exploration and Production sold to PMI, which averaged U.S. $42.61 per barrel for the Mexican weighted crude oil mix, and the threshold crude oil price for 2005 of U.S. $23.00 per barrel. We paid Ps. 36.9 billion in excess gains revenue duties in 2004.

Cumulative Effect of Adoption of New Accounting Standards

In 2004, we adopted Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal,” which resulted in a Ps. 2.2 billion charge at January 1, 2004 attributable to the cumulative effect of recognition of the impairment of the carrying value of fixed assets, primarily those of Pemex-Exploration and Production. For further information, see Notes 2i. and 7d. to our consolidated financial statements included herein. In 2004, we also adopted the amendments to Bulletin D-3, “Labor Obligations,” related to the valuation, presentation and recording of the recognition of remuneration for other post-retirement benefits, which resulted in the recognition of an initial liability related to prior service costs and a charge to income for 2004 in the amount of Ps. 9.1 billion. For further information, see Notes 2l. and 11 to our consolidated financial statements included herein.

Effective January 1, 2005, we adopted the provisions of Bulletin C-10 related to the recognition, valuation and disclosure applicable to derivative financial instruments, which resulted in a charge to income of Ps. 460 million. In 2005, we also adopted additional amendments to Bulletin D-3 related to the valuation and disclosure of severance payments, which resulted in the recognition of an initial liability related to prior service costs and a charge to income in 2005 in the amount of Ps. 1.4 billion. See Note 2t. to our consolidated financial statements.

Income/(Loss)

In 2005, we reported a loss of Ps. 79.4 billion on Ps. 957.6 billion in total revenues net of the IEPS tax, as compared with a loss of Ps. 27.4 billion on Ps. 785.0 billion in total revenues net of the IEPS tax in 2004. This 189.8% increase in losses from 2004 to 2005 resulted from the various factors described above.

Liquidity and Capital Resources

Equity Structure and the Certificates of Contribution “A”

Our total equity as of December 31, 2006 was Ps. 40.0 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 545.4 billion.

In March 1990, the Mexican Government exchanged U.S. $7.58 billion worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called Brady Bonds) issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos’ indebtedness to the Mexican Government increased by an amount equal to U.S. $7.58 billion. The new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos’ equity as Certificates of Contribution “A.” As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt at the exchange rates in effect at the date the payments are made. The total dividend on the Certificates of Contribution “A” is approved annually by the Board of Directors of Petróleos Mexicanos after the close of each fiscal year. Each quarter, Petróleos Mexicanos made advance payments to the Mexican Government that total a prorated portion of the minimum guaranteed dividend.

From 2002 to 2006, Petróleos Mexicanos made annual advance payments, which were declared as dividends to the Mexican Government, as follows.

	Year Ended December 31,
	2002		2003		2004		2005		2006
	(in millions of constant pesos as of December 31, 2006)

Total advance payments to the Mexican Government	Ps.	11,421	Ps.	11,508	Ps.	11,169	Ps.	15,903	Ps.	259
Dividends declared in respect of Certificates of Contribution “A”(1)		2,625		11,290		11,169		11,067		15,799

Note:  Numbers may not total due to rounding.

(1)	In each of the five years ended December 31, 2006, the dividends were approved by the Board of Directors of Petróleos Mexicanos.

Source: PEMEX’s financial statements.

In December 1997, Petróleos Mexicanos and the Mexican Government agreed to an equity reduction of the Certificates of Contribution “A” in exchange for a cash payment to the Mexican Government of Ps. 12.12 billion in nominal pesos (U.S. $1.5 billion). Further to that agreement, the Ministry of Finance and Public Credit, acting on behalf of the Mexican Government, agreed to a reduction in the minimum guaranteed dividends that it would receive from Petróleos Mexicanos from 1998 through 2006. Since 1999, Petróleos Mexicanos scheduled to make a total of U.S. $4.9 billion in advance payments to the Mexican Government in respect of the principal amount of the Certificates of Contribution “A.” In 1999 and 2000, Petróleos Mexicanos paid U.S. $250 million in principal and interest under that arrangement. No advance payments of principal were made in 2001. In each of 2002, 2003, 2004 and 2005, Petróleos Mexicanos paid principal of U.S. $874 million to the Mexican Government. No advance payments of principal were made in 2006, because PEMEX and the Ministry of Finance and Public Credit agreed to defer the U.S. $392 million payment originally due in December 2006 to January 2007. Following the payment of U.S. $392 million in January 2007, no further advance payments of principal on the Certificates of Contribution “A” are payable.

On various dates during 2004, the Mexican Government made payments to Petróleos Mexicanos for a total amount of Ps. 34.1 billion, as reimbursement for the infrastructure duty paid by PEMEX during 2004. On November 4, 2004, the Board of Directors of Petróleos Mexicanos approved the increase in the equity of the subsidiary entities for this amount. In accordance with the Federal Revenue Law for the Fiscal Year of 2004, these payments are to be allocated to infrastructure works in exploration, refining, gas and petrochemicals. Pursuant to a comisión mercantil (agency agreement) entered into with Banco Santander Serfín, S.A., as the agent managing the funds, PEMEX transferred a total amount of Ps. 33.7 billion, which was recorded as an increase in the equity of the subsidiary entities. In March 2005, after receiving the necessary approvals from the Ministry of Finance and Public Credit, our equity was increased by an additional Ps. 374 million to compensate for foreign exchange losses in 2004 in respect of the transfers made by the Ministry of Finance and Public Credit as reimbursement for the infrastructure duty that we paid to the Mexican Government in 2004. For further information regarding the infrastructure duty, see “Item 4—Information on the Company—Taxes and Duties—Excess Gains Revenue Duty.”

In accordance with the Federal Revenue Law for the Fiscal Year of 2005 and the Federal Expenditures Budget for the Fiscal Year of 2005, the Mexican Government made payments to Petróleos Mexicanos as reimbursement for taxes and duties paid in 2005, which increased the equity of the subsidiary entities as shown in the table below:

(in millions of
nominal pesos)

Excess Gains Duty, in accordance with the Federal Expenditures Budget for the Fiscal Year of 2005	Ps. 22,067
Other payments pursuant to the Federal Expenditures Budget for the Fiscal Year of 2005	22,163

Increase in equity	Ps. 44,230

In accordance with the Federal Expenditures Budget for the Fiscal Year of 2006, the Mexican Government transferred Ps. 45.7 billion in reimbursement for the excess gains revenue duty paid by PEMEX in 2006. This transfer of resources was capitalized, increasing the equity of Petróleos Mexicanos and the subsidiary entities by the same amount.

Funds from Operating, Financing and Investing Activities

During 2006, under Mexican FRS, net funds provided by operating activities were Ps. 131.0 billion, a 117.6% increase from Ps. 60.2 billion provided in 2005. Funds from net income (which was Ps. 45.3 billion in 2006, as contrasted with a net loss of Ps. 79.4 billion in 2005) plus items that did not require cash outlays totaled Ps. 181.9 billion in 2006, as compared to Ps. 40.5 billion in 2005. Financing activities provided an additional Ps. 41.0 billion of funds in 2006, as compared to Ps. 59.5 billion in 2005. During 2006, we applied net funds of Ps. 105.2 billion for net investments at cost in fixed assets (Ps. 100.8 billion of new investments and capitalized interest, Ps. 7.5 billion of other inflation effects, less Ps. 3.1 billion in dispositions of fixed assets), and Ps. 3.9 billion in equity investments, as compared to Ps. 86.3 billion for net investments at cost in fixed assets (Ps. 86.6 billion of new investments and capitalized interest, Ps. 4.9 billion of other inflation effects, less Ps. 5.2 billion in dispositions of fixed assets) in 2005 and a decrease of Ps. 1.1 billion in equity investments.

At December 31, 2006, our cash and cash equivalents totaled Ps. 188.7 billion, as compared to Ps. 125.7 billion at December 31, 2005. Based on past experience, we expect to generate sufficient working capital through:

•	cash flow generated from operations;

•	the issuance of certificados bursátiles (peso-denominated publicly-traded notes) in the domestic market;

•	the issuance of other debt securities in the international capital markets;

•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and

•	other additional financing activities.

On June 30, 2004, we established a new syndicated revolving credit facility for an amount of U.S. $1,250 million. Loans under this facility will be borrowed with interest periods ranging from 1 month up to 6 months, and may be prepaid on any interest payment date. On July 18, 2005, we amended the revolving syndicated credit facility established in June 2004, to reduce the interest rate margins over LIBOR payable and the commitment fee, and to increase by one additional year the maturity of the facility. The facility will mature in 2008 and 2010, and borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos. Both Petróleos Mexicanos and the Pemex Project Funding Master Trust made borrowings under this facility in order to fund short-term cash requirements and working capital needs.

In May 2006, we established a new syndicated revolving credit facility for an amount of U.S. $1,250 million, under which borrowings may be made by either Pemex Project Funding Master Trust or Petróleos Mexicanos. This facility will mature in 2009. Both the Pemex Project Funding Master Trust and Petróleos Mexicanos have made borrowings under this facility in order to fund short term cash requirements and working capital needs.

In August 2004, we established a program to issue up to Ps. 10 billion of certificados bursátiles de corto plazo (short-term publicly-traded notes), denominated in pesos in the Mexican market. The program ended in August 2005 and Pemex may renew it if we need additional liquidity facilities.

As of December 31, 2006, we had U.S. $2,500 million in committed lines of credit, all of which was unused. As of the date of this report, we have not used any committed lines of credit from our syndicated credits facilities.

We have met and expect to meet in the future our cash requirements for working capital, capital expenditures and investments with a combination of funds provided by operations and financing. See “—Financing Activities” below.

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures, including both PIDIREGAS and non- PIDIREGAS capital expenditures, total approximately Ps. 148 billion for 2007. For general descriptions of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2006, in nominal peso terms, Pemex-Exploration and Production invested Ps. 97.7 billion in 27 PIDIREGAS and Ps. 4.6 billion in other general operating investments and strategic products, for a total of Ps. 102.4 billion in capital expenditures in exploration and production. In 2007, Pemex-Exploration and Production has 21 PIDIREGAS in its budget, for which Ps. 114.6 billion has been budgeted. In addition, Pemex-Exploration and Production has budgeted Ps. 2.0 billion for non-PIDIREGAS capital expenditures for 2007. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production.”

Pemex-Refining invested in one PIDIREGAS in 2006 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 15.2 billion in capital expenditures in nominal peso terms. In 2007, Pemex-Refining expects to invest Ps. 23.4 billion in capital expenditures. Of this amount, Pemex-Refining has budgeted Ps. 15.3 billion for four PIDIREGAS and Ps. 8.1 billion for other non-PIDIREGAS capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2007, Pemex-Gas and Basic Petrochemicals will invest Ps. 1.3 billion in capital expenditures for one PIDIREGAS at the modular cryogenic plants in Reynosa. The non-PIDIREGAS capital expenditures for Pemex-Gas and Basic Petrochemicals are expected to total Ps. 3.5 billion in 2007. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2007, Pemex-Petrochemicals will invest Ps. 1.0 billion in capital expenditures for 3 PIDIREGAS. The non-PIDIREGAS capital expenditures for Pemex-Petrochemicals are expected to total Ps. 1.7 billion in 2007. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’s investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.” Our current commitments for capital expenditures have increased in recent years as compared to previous years. We plan to fund these expenditures through the financing activities in which we have engaged in the past as well as new sources. We have funded and we expect to continue to fund our commitments for PIDIREGAS capital expenditures primarily through the issuance of debt securities in capital markets transactions, inter-company private placements (as described below), commercial bank syndicated loans, bilateral loans from commercial banks and guaranteed loans from export credit agencies. To a lesser extent, we may decide to use Pemex Finance, Ltd. to fund some PIDIREGAS if we consider it advisable in light of market conditions. The securities that we or Pemex Finance, Ltd. issue vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds sterling or pesos, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years including perpetual debt securities, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range. See also “—Financing Activities” below.

Inter-company private placements are debt securities issued by the Pemex Project Funding Master Trust or by Fideicomiso F/163 and purchased by Petróleos Mexicanos at prevailing market conditions. Under this program, which allows Petróleos Mexicanos to invest part of its cash position in debt securities for use in

PIDIREGAS, we have been able to obtain significant benefits because the interest rate paid by these entities to Petróleos Mexicanos exceeds the average return on our cash investments. Additionally, the inter-company private placements do not increase our total indebtedness on a consolidated basis since they are eliminated as part of the consolidation process. Petróleos Mexicanos obtained all the required legal and corporate authorizations to establish this program.

As described in “—Financing Activities” below, thus far in 2007 we have issued U.S. $6.0 billion in debt securities through inter-company private placements by the Pemex Project Funding Master Trust to Petróleos Mexicanos, and we expect to issue additional securities under this program over the rest of the year. We have thus far not issued debt securities denominated in pesos or certificados bursátiles (publicly-traded notes) to date in 2007 in the domestic market through Fideicomiso F/163. Prior to 2003, Petróleos Mexicanos had never issued debt securities in the domestic market. Because the domestic market has demonstrated significant growth over the past few years, we believe that this market represents a good alternative source of PIDIREGAS funding, offering competitive conditions in terms of tenor, amount and type of interest rates, and as a result we plan to continue issuing such securities in the Mexican domestic market. Additionally, we may fund some PIDIREGAS through commercial bank loans denominated in pesos.

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

Financing Activities

2007 Financing Activities.  During the period from January 1 to May 31, 2007, Petróleos Mexicanos obtained U.S. $7.3 million in nominal terms in loans from export credit agencies and the Pemex Project Funding Master Trust obtained U.S. $744.8 million in nominal terms in loans from export credit agencies for use in financing PIDIREGAS. In addition, we participated in the following activities:

•	On February 2, 2007, Pemex Project Funding Master Trust issued through an inter-company private placement U.S. $2,000,000,000 of its Floating Rate Notes due in 2012; the notes were issued under the Pemex Project Funding Master Trust’s Medium-Term Note Program, Series A, and were re-openings of earlier issuances; all of the notes were purchased by Petróleos Mexicanos;

•	on March 16, 2007, the Pemex Project Funding Master Trust issued through an inter-company private placement U.S. $2,500,000,000 of Floating Rate Notes due in 2016, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos; and

•	on May 4, 2007, the Pemex Project Funding Master Trust issued through an inter-company private placement U.S. $1,500,000,000 of Floating Rate Notes due in 2014, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

•	on June 22, 2007, the Pemex Project Funding Master Trust issued through an inter-company private placement U.S.$2,000,000,000 of Floating Rate Notes due in 2020, under its Medium-Term Note Program Series A; all of the notes were purchased by Petróleos Mexicanos.

The inter-company private placements described above did not increase our consolidated net indebtedness.

During the second quarter of 2007, the Pemex Project Funding Master Trust repurchased in the open market a certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as a certain amount of its U.S. dollar-denominated perpetual notes. The total principal amount repurchased in this program was equal to U.S. $1,139.7 million in the aggregate. The table below sets forth the results of the open market transactions:

				Aggregate Principal
				Amount
		Aggregate Principal		Repurchased in		Aggregate Principal
		Amount Outstanding		Open Market		Amount Outstanding
Title of Purchased Securities	ISIN	before Repurchases		Transactions		after Repurchases
8.50% Notes due 2008	US706451AA95	U.S. $	984,674,000	U.S. $	54,595,000	U.S. $	930,079,000
6.125% Notes due 2008	US70645KAK51		33,742,000		9,911,000		23,831,000
6.125% Notes due 2008	US706451AM34		716,258,000		6,414,000		709,844,000
9.375% Notes due 2008	US706451BA86		487,600,000		18,999,000		468,601,000
7.875% Notes due 2009	US706451AE18		995,449,000		87,846,000		907,603,000
Floating Rate Notes due 2009	USU70577AG35		424,550,000		40,000,000		384,550,000
Floating Rate Notes due 2010	USU70577AJ73		847,676,000		95,505,000		752,171,000
Floating Rate Notes due 2010	US706451AP64		652,324,000		8,000,000		644,324,000
9.125% Notes due 2010	US706451AB78		998,206,000		70,382,000		927,824,000
8.00% Notes due 2011	US706451AF82		743,614,000		12,566,000		731,048,000
Floating Rate Notes due 2012	US70645KAR05		496,410,000		62,859,000		433,551,000
7.375% Notes due 2014	US706451AH49		1,747,650,000		196,591,000		1,551,059,000
5.75% Notes due 2015	US706451BF73		1,749,457,000		28,510,000		1,720,947,000
9.25% Notes due 2018	US706451BB69		339,915,000		5,000,000		334,915,000
8.625% Notes due 2022	US706451AG65		969,990,000		215,756,000		754,234,000
9.50% Notes due 2027	US706451BD26		790,497,000		217,164,000		573,333,000
7.75% Perpetual Notes	XS0201926663		1,750,000,000		9,598,000		1,740,402,000

2006 Financing Activities.  During the period from January 1, 2006 to December 31, 2006, Petróleos Mexicanos obtained U.S. $56.2 million in nominal terms in loans from export credit agencies and the Pemex Project Funding Master Trust obtained U.S. $1,914.2 million in nominal terms in loans from financial institutions for use in financing PIDIREGAS. In addition, we participated in the following financing activities:

•	on January 4, 2006, Petróleos Mexicanos borrowed U.S. $800,000,000 under its U.S. $1.25 billion syndicated revolving facility entered into on July 15, 2005 with a group of international financial institutions; under this agreement, borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos; the facility matures in 2010; this borrowing was made in two tranches, A and B, each in the amount of U.S. $400,000,000; both tranches were repaid on February 3, 2006;

•	the Pemex Project Funding Master Trust issued U.S. $750,000,000 of its 5.75% Notes due in 2015 and U.S. $750,000,000 of its 6.625% Bonds due 2035 on February 2, 2006; the notes and bonds were issued under the Pemex Project Funding Master Trust’s Medium-Term Note program, Series A, are guaranteed by Petróleos Mexicanos and were re-openings of earlier issuances;

•	on February 13, 2006, the Pemex Project Funding Master Trust completed a second exchange of outstanding Petróleos Mexicanos debt securities for new securities issued by the Pemex Project Funding Master Trust, pursuant to which the Pemex Project Funding Master Trust issued U.S. $29,334,000 of its 9.00% Guaranteed Notes due 2007, U.S. $34,289,000 of its 8.85% Guaranteed Notes due 2007, U.S. $54,011,000 of its 9 3/8% Guaranteed Notes due 2008, U.S. $16,207,000 of its 9 1/4% Guaranteed Bonds due 2018, U.S. $11,920,000 of its 8.625% Guaranteed Bonds due 2023, U.S. $21,773,000 of its 9.50%

Guaranteed Bonds due 2027 and U.S. $17,776,000 of its 9.50% Guaranteed Puttable or Mandatory Exchangeable Securities (“POMESsm”) due 2027, in exchange for an equal principal amount of corresponding 9.00% Guaranteed Notes due 2007, 8.85% Global Guaranteed Notes due 2007, 9 3/8% Global Guaranteed Notes due 2008, 9 1/4% Global Guaranteed Bonds due 2018, 8.625% Bonds due 2023, 9.50% Global Guaranteed Bonds due 2027 and 9.50% POMESsm due 2027 (collectively, the “old securities”) issued by Petróleos Mexicanos; the old securities were subsequently acquired by Petróleos Mexicanos from the Pemex Project Funding Master Trust;

•	the Pemex Project Funding Master Trust entered into a credit agreement in the amount of U.S. $4.25 billion on May 23, 2006 with a group of international financial institutions, to refinance the syndicated facility dated March 22, 2005 with improved financial conditions; this agreement is guaranteed by Petróleos Mexicanos and consists of two separate tranches of U.S. $1.5 billion and U.S. $2.75 billion, which become due in 2011 and 2013, respectively;

•	on June 7 and on June 22, 2006, Petróleos Mexicanos borrowed U.S. $250.0 million and U.S. $1.0 billion, respectively, under its U.S. $1.25 billion syndicated revolving facility entered into on July 15, 2005 referred to above; each borrowing was made in two tranches; the U.S. $1.0 billion borrowed on June 22, 2006 was repaid on July 24, 2006;

•	on June 7, 2006, Petróleos Mexicanos borrowed the full amount of its U.S. $1.25 billion new syndicated revolving facility, entered into with a group of international financial institutions on May 3, 2006; under this agreement, borrowings may be made by either the Pemex Project Funding Master Trust or Petróleos Mexicanos; this borrowing was repaid on October 6, 2006;

•	on June 16, 2006, Fideicomiso F/163 issued a total of Ps. 10 billion in nominal terms of its certificados bursátiles (publicly-traded notes) guaranteed by Petróleos Mexicanos in the Mexican domestic market;

•	on September 22, 2006, the Pemex Project Funding Master Trust borrowed U.S. $1.0 billion under its syndicated revolving facility of U.S. $1,250,000,000 entered into on July 15, 2005. The facility was fully repaid in December 2006;

•	on October 31, 2006, the Pemex Project Funding Master Trust reutilized the full amount of its U.S. $1.25 billion syndicated revolving facility entered into with a group of financial institutions on May 3, 2006; the facility was fully repaid in December 2006;

•	on December 28, 2006, the Pemex Project Funding Master Trust issued through an inter-company private placement U.S. $1,000,000,000 of Floating Rate Notes due 2011 and U.S. $2,000,000,000 of Floating Rate Notes due 2012; both notes were issued under the Pemex Project Funding Master Trust’s Medium-Term Note Program, Series A, and were purchased by Petróleos Mexicanos; and

•	on December 29, 2006, Fideicomiso F/163 issued through an inter-company private placement Ps. 22,000,000,000 of floating rate debt securities due in 2008, which were purchased by Petróleos Mexicanos.

The inter-company private placements described above did not increase our consolidated net indebtedness.

2005 Financing Activities.  During the period from January 1, 2005 to December 31, 2005, we participated in the following financing activities:

•	Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $59.9 million;

•	Petróleos Mexicanos issued, under its short-term peso-denominated publicly-traded notes program, a total of Ps. 16.0 billion in nominal terms of notes in the Mexican domestic market, none of which was outstanding as of December 31, 2005;

•	on October 26, 2005, Petróleos Mexicanos utilized U.S. $800,000,000 from its U.S. $1.25 billion syndicated revolving facility; this utilization was made in two tranches, A and B, each in the amount of U.S. $400,000,000; both tranches were rolled-over on November 25, 2005 and repaid on December 28, 2005;

•	the Pemex Project Funding Master Trust increased the size of its Medium-Term Note program, Series A, from U.S. $11 billion to U.S. $20 billion, and on February 24, 2005, it issued €1 billion of its 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under the program;

•	the Pemex Project Funding Master Trust entered into a syndicated credit agreement in the amount of U.S. $4.25 billion on March 22, 2005 with a group of international financial institutions to refinance outstanding amounts of certain syndicated facilities and for new PIDIREGAS financing; this agreement was guaranteed by Petróleos Mexicanos and consisted of two separate tranches, which become due in 2010 and 2012, respectively; this agreement was refinanced in May 2006, as discussed under “—2006 Financing Activities” above;

•	the Pemex Project Funding Master Trust issued U.S. $1,500,000,000 of notes on June 8, 2005, under its Medium-Term Note Program, Series A, in two tranches: U.S. $1,000,000,000 of 5.75% Notes due in 2015 and U.S. $500,000,000 of 6.625% Bonds due 2035, both guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $175,000,000 of floating rate notes due 2008 on August 31, 2005, bearing interest at a rate per annum equal to LIBOR for a period of one, two, three or six months (at the election of the Pemex Project Funding Master Trust), plus 42.5 basis points, and guaranteed by Petróleos Mexicanos;

•	the Pemex Project Funding Master Trust issued U.S. $750,000,000 of floating rate notes due 2012 on December 1, 2005, under its Medium-Term Note Program, Series A, guaranteed by Petróleos Mexicanos and bearing interest at a rate per annum equal to LIBOR plus 60 basis points;

•	Fideicomiso F/163 issued a total of Ps. 6 billion in nominal terms of its publicly-traded notes denominated in Unidades de Inversión (Units of Investment, or “UDIs”) in the Mexican domestic market on February 1, 2005, which were guaranteed by Petróleos Mexicanos and were issued in a reopening of an earlier issuance. The value of UDIs are calculated daily by Banco de México based on the National Consumer Price Index;

•	Fideicomiso F/163 issued a total of Ps. 15 billion in nominal terms of its publicly-traded notes in the Mexican domestic market on February 11, 2005, guaranteed by Petróleos Mexicanos, consisting of two separate tranches:

•	Ps. 7.5 billion of its publicly-traded notes due February 11, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and

•	Ps. 7.5 billion of its publicly-traded notes due February 11, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points;

•	Fideicomiso F/163 issued a total of Ps. 10 billion in nominal terms of its publicly-traded notes in the Mexican domestic market on May 13, 2005, which were guaranteed by

Petróleos Mexicanos and were reopenings of previous issuances, consisting of two separate tranches:

•	Ps. 5,012.6 million of its publicly-traded notes due February 4, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and

•	Ps. 4,987.4 million of its publicly-traded notes due January 31, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points;

•	Fideicomiso F/163 issued a total of Ps. 5,000,000,000 in nominal terms of notes due July 15, 2015, in the Mexican domestic market on July 29, 2005, guaranteed by Petróleos Mexicanos, bearing interest at a fixed rate of 9.91%;

•	Fideicomiso F/163 issued a total of Ps. 4,500,000,000 in nominal terms of notes due July 16, 2015, guaranteed by Petróleos Mexicanos, in the Mexican domestic market on October 21, 2005, through a reopening of an earlier issue, bearing interest at a fixed rate of 9.91%; and

•	Fideicomiso F/163 issued a total of Ps. 5,500,000,000 in nominal terms of notes due October 20, 2011, guaranteed by Petróleos Mexicanos, in the Mexican domestic market on October 21, 2005 at the 91-day Cetes rate plus 35 basis points.

In the period from January 1 to December 31, 2005, Petróleos Mexicanos’ net payments on borrowings totaled U.S. $4.5 billion and were as follows:

•	U.S. $54.9 million in respect of direct loans;

•	U.S. $151.7 million in respect of credit lines from export credit agencies;

•	U.S. $800.0 million in respect of revolving credits;

•	U.S. $3.4 billion in respect of bond issues;

•	U.S. $38.2 million in respect of restructured debt; and

•	U.S. $42.0 million in respect of leases.

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

The following table sets forth the analysis of our total indebtedness as of December 31, 2006 based on short-and long-term debt and fixed or floating rates:

	In millions
	of dollars

Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	U.S. $	2,711
Lines of credit with fixed interest rates		3,017

Total short-term debt		5,728

Long-term debt
Instruments with fixed annual interest rates ranging from 3.23% to 10.61% and maturities ranging from 2008 to 2035		27,048
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2008 to 2018		11,193
Floating rate notes with maturities ranging from 2008 to 2014		8,214

Total variable rate instruments		19,407
Total long-term debt		46,455

Total indebtedness(1)	U.S. $	52,183

(1)	Excludes accrued interest and includes notes payable to contractors.

The portion of our total debt at December 31, 2006 corresponding to borrowings of the Pemex Project Funding Master Trust and the Fideicomiso F/163 was U.S. $53.1 billion, composed as follows:

	In millions
	of dollars

Pemex Project Funding Master Trust
Long-term debt
Instruments with fixed annual interest rates ranging from 3.23% to 10.61% maturities ranging from 2008 to 2035	U.S.	$20,248
Drawings under lines of credit based on LIBOR and other variable rates maturities ranging from 2008 to 2018		9,878
Floating rate notes with maturities ranging from 2008 to 2012		2,925
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd.(1)		1,491
Intercompany private placements at fixed rate(2)		2,000
Intercompany private placements at variable rate(2)		1,000
Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		970
Lines of credit with fixed interest rates		1,515
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Pemex Project Funding Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd.(1)		377

Total Pemex Project Funding Master Trust	U.S.	$40,404

Fideicomiso F/163
Long-term debt
Instruments with fixed annual interest rates ranging from 8.38% to 11% and maturities ranging from 2008 to 2019	U.S.	$2,986
Drawings under lines of credit based on LIBOR and other variable rates and maturities ranging from 2008 to 2014		6,007
Intercompany private placements at floating rate(2)		2,022
Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		1,556
Lines of credit with fixed interest rates		94

Total Fideicomiso F/163		12,665

Total Indebtedness of Pemex Project Funding Master Trust and Fideicomiso F/163(3)	U.S.	$53,068

Note: Numbers may not total due to rounding.

(1)	This amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of both Pemex-Exploration and Production, Pemex Project Funding Master Trust and Pemex Finance, Ltd. (i.e., the effects of intercompany indebtedness are eliminated).

(2)	Intercompany private placements do not increase PEMEX’s total indebtedness, since their balance is eliminated in the consolidation.

(3)	Excludes accrued interest and notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the five years from 2002 to 2006.

Total Indebtedness of PEMEX

	Year Ended December 31,(1)
	2002		2003		2004		2005		2006
	(in millions of U.S. dollars)(3)

Domestic Debt in Various Currencies(3)	U.S.$	694	U.S. $	2,900	U.S. $	6,530	U.S.$	10,416	U.S.$	10,885
External Debt(4)
MYRA(5)	U.S.$	224	U.S. $	153	U.S. $	77	U.S. $	38		—
Other direct bank loans		3,674		2,769		1,789		1,186		686
Securities
Bonds(6)		11,515		16,285		22,133		25,931		27,583
Commercial paper		433		432		—		—		—

Total securities		11,948		16,717		22,133		25,931		27,583
Trade financing(7)
Acceptance lines		785		540		—		—		—
Advances from commercial banks(8)		2,150		3,323		2,409		4,370		4,310

Total trade financing		2,935		3,863		2,409		4,370		4,310
Purchasing loans(9)		380		387		366		309		257
Financial leases		279		254		197		153		70
Export credit agency loans (project finance)(10)		2,866		4,636		5,471		6,322		7,439
Notes payable to contractors		1,330		1,195		1,186		1,068		952

Total external debt	U.S.$	23,636	U.S.$	29,974	U.S.$	33,628	U.S.$	39,377	U.S.$	41,297

Total Indebtedness(2)	U.S.$	24,330	U.S.$	32,874	U.S.$	40,158	U.S.$	49,793	U.S.$	52,183

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $331 million, U.S. $459 million, U.S. $231 million, U.S. $95 million and U.S. $139 million at December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

(2)	Includes U.S. $14.1 billion, U.S. $22.5 billion, U.S. $26.0 billion, U.S. $32.9 billion and U.S. $37.4 billion of indebtedness of the Pemex Project Funding Master Trust as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively, and U.S. $1.4 billion, U.S. $5.5 billion, U.S. $9.9 billion and U.S. $10.6 billion of indebtedness of Fideicomiso F/163 as of December 31, 2003, 2004, 2005 and 2006, respectively.

(3)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 10.3125 = U.S. $1.00 for 2002, Ps. 11.236 = U.S. $1.00 for 2003, Ps.11.2648 = U.S. $1.00 for 2004, Ps. 10.7777 = U.S. $1.00 for 2005 and Ps. 10.8810 = U.S. $1.00 for 2006. See Notes 3 and 9 to our consolidated financial statements included herein.

(4)	Indebtedness payable other than in pesos and owed to persons or institutions having its head office or chief place of business outside Mexico, and payable outside the territory of Mexico.

(5)	Multi-Year Restructuring Agreement.

(6)	Includes, in 2004, 2005 and 2006, issuance by RepCon Lux, S.A. of U.S. $1.37 billion of its 4.5% Guaranteed Exchangeable Bonds due 2011 and in 2005 and 2006, U.S. $2.3 billion and U.S. $1.9 billion of bonds issued by Pemex Finance, Ltd., respectively. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2005 Financing Activities.”

(7)	To finance external trade of crude oil and derivatives.

(8)	Includes indebtedness of the Pemex Project Funding Master Trust of U.S. $1.9 billion in trade financing advances from commercial banks as of December 31, 2002, U.S. $3.2 billion as of December 31, 2003, U.S. $2.4 billion as of December 31, 2004, U.S. $4.4 billion as of December 31, 2005 and U.S. $4.3 billion as of December 31, 2006.

(9)	To finance imports of equipment and spare parts.

(10)	Includes U.S. $2,771 million, U.S. $4,529 million, U.S. $5,428 million, U.S. $6,285 million and U.S. $7,409 million of indebtedness of the Pemex Project Funding Master Trust as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively.
Source: Petróleos Mexicanos.

Financing Activities of Pemex Finance, Ltd.

Commencing on December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services, B.V. have entered into several agreements with Pemex Finance, Ltd. Under these contracts, Pemex Finance, Ltd. purchases certain existing PMI accounts receivable for crude oil as well as certain accounts receivable to be generated in the future by PMI related to crude oil. The receivables sold are those generated by the sale of Maya crude oil to designated customers in the United States, Canada and Aruba. The net proceeds obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS expenditures. Pemex Finance, Ltd. obtains resources for the acquisition of such accounts receivable through the placement of debt instruments in the international markets.

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican FRS, are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable by Pemex Finance, Ltd. have been reclassified as debt. The option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, which was approximately U.S. $1.9 billion as of December 31, 2006, has been redeemed.

As of December 31, 2006, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $1.9 billion aggregate principal amount of notes with maturities ranging from 2007 to 2018 and interest rates ranging between 8.02% and 10.61%, as well as two series of floating rate notes.

2007 Financing Activities.  On February 15 and May 15, 2007, Pemex Finance, Ltd. made payments of U.S. $107.5 million and U.S. $112.5 million in principal on its notes, respectively. Pemex Finance, Ltd. did not incur any additional indebtedness during the first five months of 2007.

2006 Financing Activities.  During 2006, Pemex Finance, Ltd. made payments of U.S. $390 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2006.

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

Contractual Obligations and Off-balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2006 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2006(1)

			Payments due by period
			Less than 1						After
	Total		year		1-3 years		4-5 years		5 years
			(in millions of U.S. dollars)

Contractual obligations recognized in balance sheet:
Long-term debt(2)	U.S. $	51,160.6	U.S.$	5,405.9	U.S.$	10,808.7	U.S.$	12,166.6	U.S.$	22,779.5
Notes payable to contractors(2)		952.5		309.6		520.1		122.9		—
Capital lease obligations(3)		70.3		13.2		22.4		22.4		12.3
Other long-term liabilities:
Dismantlement and abandonment costs obligations(4)		1,419.6		50.3		183.5		199.3		986.4
Employee benefit plan(5)		41,777.2		2,525.0		5,505.0		6,452.0		27,295.2

Total contractual obligations recognized in balance sheet		95,380.2		8,304.0		17,039.8		18,963.2		51,073.4

Other contractual obligations not recognized in liabilities:
PIDIREGAS commitments(6)		8,356.7		3,478.2		2,459.6		328.6		2,090.3
Financed Public Works Contracts(7)		5,760.0		378.1		756.1		756.1		3,869.7
Nitrogen supply contract(8)		1,184.9		214.3		263.1		230.5		477.0
Minimum guaranteed dividends(9)		392.3		392.3		—		—		—

Total contractual obligations not recognized in liabilities		15,693.9		4,462.9		3,478.8		1,315.2		6,437.0

Total contractual obligations	U.S.$	111,074.1	U.S. $	12,766.9	U.S.$	20,518.6	U.S.$	20,278.4	U.S.$	57,510.4

Note: These figures do not include accrued interest or future interest payments. Numbers may not total due to rounding.

(1)	All amounts calculated in accordance with Mexican FRS.
(2)	See Note 9 to our consolidated financial statements.
(3)	See Notes 9 and 20 II g. to our consolidated financial statements.
(4)	See Note 2h. to our consolidated financial statements.
(5)	See Note 11 to our consolidated financial statements.
(6)	See Note 12e. to our consolidated financial statements.
(7)	See Note 12c. to our consolidated financial statements.
(8)	See Note 12a. to our consolidated financial statements.
(9)	See Note 14 and 20 I l. to our consolidated financial statements and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution A.”

As of December 31, 2006, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

The following tables set forth information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2006:

Fair Value of Natural Gas Derivative Contracts

(in thousands of U.S. dollars)

Fair value of contracts outstanding at the beginning of the period	U.S. $	(455,431)
Contracts realized or otherwise settled during the period		(175,988)
Fair value of new contracts when entered into during the period		5,047
Other changes in fair values		279,837

Fair value of contracts outstanding at the end of the period	U.S.$	5,441

Fair Value of Natural Gas Derivative Contracts at Period-End by Maturity

	Maturity						Maturity in
	less than		Maturity		Maturity		excess of 5		Total fair
Source of Fair Value	1 year		1-3 years		4-5 years		years		value
	(in thousands of U.S. dollars)

Prices actively quoted	U.S.$	527	U.S.$	294	U.S.$	0	U.S.$	0	U.S.$	822
Prices provided by other external sources	U.S.$	3,750	U.S.$	869	U.S.$	0	U.S.$	0	U.S.$	4,620

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2006 as well as the percentage change in sales revenues for the years 2004 to 2006.

	Year Ended December 31,										2005	2006
	2002		2003		2004		2005		2006		vs. 2004	vs. 2005
	(in millions of constant pesos at December 31, 2006)
											(%)	(%)

Exploration and Production
Trade sales(1)		—		—		—		—		—	—	—
Intersegment sales	Ps.	340,683	Ps.	482,533	Ps.	603,190	Ps.	745,320	Ps.	857,769	23.6	15.1

Total net sales		340,683		482,533		603,190		745,320		857,769	23.6	15.1
Refining
Trade sales(1)(2)		302,518		322,080		339,916		367,539		392,220	8.1	6.7
Intersegment sales		16,992		26,512		29,054		39,811		44,567	37.0	11.9

Total net sales		319,510		348,592		368,970		407,350		436,787	10.4	7.2
Gas and Basic Petrochemicals
Trade sales(1)		69,238		103,557		124,778		139,735		133,664	12.0	(4.3)
Intersegment sales		31,348		57,461		72,240		85,940		80,049	19.0	(6.8)

Total net sales		100,586		161,018		197,018		225,675		213,713	14.5	(5.3)
Petrochemicals
Trade sales(1)		8,782		12,336		18,090		21,036		20,855	16.3	(0.9)
Intersegment sales		4,741		6,854		7,919		9,174		9,305	15.8	1.4

Total net sales		13,523		19,190		26,009		30,210		30,160	16.1	(0.2)
Corporate and Subsidiary Companies
Trade sales(1)		201,768		269,400		348,985		437,973		515,757	25.5	17.8
Intersegment sales and eliminations		(393,764)		(573,360)		(712,403)		(880,244)		(991,691)	23.6	12.7

Total net sales		(191,996)		(303,960)		(363,418)		(442,268)		(475,934)	21.7	7.6
Total Net Sales	Ps.	582,306	Ps.	707,373	Ps.	831,769	Ps.	966,284	Ps.	1,062,495	16.2	10.0

Note: Numbers may not total due to rounding.

(1)	Sales to external customers.
(2)	Includes IEPS tax.
Source: PEMEX’s financial statements.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the five-year period ended December 31, 2006, as well as the percentage change in income for the years 2004 to 2006.

	Year Ended December 31,										2005	2006
	2002		2003		2004		2005		2006		vs. 2004	vs. 2005
	(in millions of constant pesos at December 31, 2006)										(%)	(%)

Business Segment
Exploration and Production	Ps.	17,617	Ps.	1,268	Ps.	(14,698)	Ps.	(18,988)	Ps.	73,139	29.2	—
Refining		(40,319)		(40,965)		(23,720)		(55,425)		(34,046)	133.7	(38.6)
Gas and Basic Petrochemicals		2,624		8,690		12,529		6,953		6,083	(44.5)	(12.5)
Petrochemicals		(13,822)		(16,534)		(13,241)		(17,205)		(17,376)	29.9	1.0
Corporate and Subsidiary Companies(1)		6,106		1,570		11,717		5,291		17,452	(54.8)	229.8

Total net income/(loss)	Ps.	(27,794)	Ps.	(45,971)	Ps.	(27,413)	Ps.	(79,374)	Ps.	45,252	189.6	—

Note: Numbers may not total due to rounding.

(1)	Includes intersegment eliminations.
Source: PEMEX’s financial statements.

2006 Compared to 2005

Exploration and Production

In 2006, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 19.3% in peso terms and by 23.0% in U.S. dollar terms, mainly due to an increase in crude oil export prices. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $53.20 in 2006, as compared to U.S. $42.61 in 2005. Intersegment sales increased by 15.1%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased to Ps. 73,139 million, from a loss of Ps. 18,988 million in 2005, primarily as a result of a decrease in taxes and duties and an increase in sales of crude oil.

Refining

In 2006, trade sales related to refining activities increased by 6.7%, from Ps. 367,539 million in 2005 to Ps. 392,220 million in 2006, due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by 11.9%, to Ps. 44,567 million, largely due to an increase in the sales volumes of virgin stock and diesel. In 2006, the total loss related to refining activities was Ps. 34,046 million, 38.6% less than the loss of Ps. 55,425 million in 2005. The decreased loss was primarily due to increases in the average sales prices of our petroleum products, mainly gasolines and diesel.

Gas and Basic Petrochemicals

In 2006, trade sales related to the natural gas and basic petrochemical business segment decreased by 4.3%, from Ps. 139,735 million in 2005 to Ps. 133,664 million in 2006. Liquefied petroleum gas sales increased by 4.6%, from Ps. 50,414 million in 2005 to Ps. 52,710 million in 2006, principally due to an increase in liquefied petroleum gas prices. Natural gas sales decreased by 7.7%, from Ps. 82,770 million in 2005 to Ps. 76,362 million in 2006, mainly due to a decrease in natural gas prices and volume. Income related to natural gas and basic petrochemicals decreased by 12.5%, from Ps. 6,953 million in 2005 to Ps. 6,083 million in 2006, mainly due to an increase in expenses incurred in connection with natural gas operations.

Petrochemicals

In 2006, trade sales related to the petrochemicals business segment decreased by 0.9%, from Ps. 21,036 million in 2005 to Ps. 20,855 million in 2006. Prices and volumes for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2006, the volume of petrochemical exports decreased by 12.1%, from 371 thousand tons in 2005 to 326 thousand tons in 2006. Losses related to petrochemical activities increased by 1.0%, from Ps. 17,205 million in 2005 to Ps. 17,376 million in 2006, mainly due to an increase in the volume of imports of methanol, vinyl chloride and xylene.

Corporate and Subsidiary Companies

In 2006, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties and the trading activities of the PMI Group increased by 17.8% in peso terms, from Ps. 437,973 million in 2005 to Ps. 515,757 million in 2006, as a result of increased prices of the crude oil that we exported and the strengthening of the dollar against the peso. In 2006, net income related to corporate and subsidiary companies, which includes the international trading activities of the PMI Group, increased from Ps. 5,291 million in 2005 to Ps. 17,452 million in 2006, primarily due to an increase in sales.

2005 Compared to 2004

Exploration and Production

In 2005, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 22.9% in peso terms and by 32.9% in U.S. dollar terms, mainly due to an increase in crude oil export prices. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $42.61 in 2005, as compared to U.S. $31.02 in 2004. Intersegment sales increased by 23.6%, principally as a result of the increase in crude oil export prices. The loss related to exploration and production activities increased by 29.2%, or Ps. 4,290 million, from Ps. 14,698 million in 2004 to Ps. 18,988 million in 2005, primarily as a result of an increase in taxes and duties, maintenance expenses and costs related to the labor reserve.

Refining

In 2005, trade sales related to refining activities increased by 8.1%, from Ps. 339,916 million in 2004 to Ps. 367,539 million in 2005, due to an increase in the average sales prices and volumes of our principal petroleum products. Export sales related to refining activities increased by 66.7%, from Ps. 10,065 million in 2004 to Ps. 16,782 million in 2005, as a result of increases in sales of virgin stock. Net of the IEPS tax, domestic sales related to refining activities increased by 23.1%, from Ps. 281,097 million in 2004 to Ps. 346,090 million in 2005, principally due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by 37.0%, to Ps. 39,811 million, largely due to an increase in the sales volumes of liquefied petroleum gas and diesel. In 2005, the total loss related to refining activities was Ps. 55,425 million, 133.7% more than the loss of Ps. 23,720 million in 2004. The increased loss was primarily due to increases in the average prices of our petroleum products imports, which we were not able to pass on to our retail customers for gasoline and diesel products due to price controls imposed by the Mexican Government. See “Item 5—Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004—Costs and Operating Expenses.”

Gas and Basic Petrochemicals

In 2005, trade sales related to the natural gas and basic petrochemical business segment increased by 12.0%, from Ps. 124,778 million in 2004 to Ps. 139,735 million in 2005. Liquefied petroleum gas sales increased by 14.8%, from Ps. 43,919 million in 2004 to Ps. 50,415 million in 2005, principally due to an increase in liquefied petroleum gas prices. The volume of domestic sales of basic petrochemicals increased by 10.1% in 2005, from 931 thousand tons per year in 2004 to 1,025 thousand tons per year in 2005. Natural gas sales increased by 11.0%, from Ps. 74,534 million in 2004 to Ps. 82,770 million in 2005, mainly due to an increase in natural gas prices and volume. Income related to natural gas and basic petrochemicals decreased by 44.5%, to Ps. 6,953 million, mainly due to an increase in expenses incurred in connection with natural gas operations.

Petrochemicals

In 2005, trade sales related to the petrochemicals business segment increased by 16.3%, from Ps. 18,090 million in 2004 to Ps. 21,036 million in 2005. Prices and volumes for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2005, the volume of petrochemical exports increased by 20.5%, from 308 thousand tons in 2004 to 371 thousand tons in 2005. Losses related to petrochemical activities increased by 29.9%, from Ps. 13,241 million in 2004 to Ps. 17,205 million in 2005, mainly due to an increase in the volume of imports of vinyl chloride, ammonia and xylene.

Corporate and Subsidiary Companies

In 2005, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties and the trading activities of the PMI Group increased by 25.5% in peso terms, from Ps. 348,985 million in 2004 to Ps. 437,973 million in 2005, as a result of increased prices of the crude oil that we exported and the strengthening of the dollar against the peso. In 2005, net income related to corporate and subsidiary companies, which includes the international trading activities of the PMI Group, decreased from Ps. 11,717 million in 2004 to Ps. 5,291 million in 2005, primarily due to an increase in costs of sales and operating expenses.

U.S. GAAP Reconciliation

Net income (loss) under U.S. GAAP differs from net income (loss) under Mexican FRS due to several factors, which are differences in methods of accounting for exploration and drilling costs, pension, seniority premiums and post-retirement benefit obligations, accrued vacation, capitalized interest, impairment of fixed assets, depreciation, derivatives, profit in inventory, deferred taxes, reclassification of Pemex Finance, Ltd. net income to minority interest and our investment in Repsol shares. The amounts of these adjustments vary each year. For further information regarding these and other differences between Mexican FRS and U.S. GAAP as they relate to our results, see Note 20 to our consolidated financial statements included herein.

Income and Equity (Deficit) under U.S. GAAP

For the year ended December 31, 2006, our net income under U.S. GAAP was approximately Ps. 54.0 billion, representing a Ps. 9.4 billion increase from the net income recorded under Mexican FRS. For the year ended December 31, 2005, our net loss under U.S. GAAP was approximately Ps. 76.9 billion, representing a Ps. 2.5 billion decrease from the net loss recorded under Mexican FRS. For the year ended December 31, 2004, our net loss under U.S. GAAP was approximately Ps. 14.0 billion, representing a Ps. 13.4 billion decrease from the net loss recorded under Mexican FRS. For further detail regarding the adjustments related to these amounts, see Note 20 to our consolidated financial statements included herein.

Our equity deficit under U.S. GAAP was approximately Ps. 22.7 billion at December 31, 2006, as compared to an equity deficit of Ps. 116.6 billion at December 31, 2005. For further detail regarding the adjustments related to these amounts, see Note 20 to our consolidated financial statements included herein.

Recently Issued Accounting Standards

New Mexican FRS Accounting Standards

Accounting basis for the preparation of financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS as promulgated by the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board or “CINIF”).

Change in accounting standards

Effective June 1, 2004, the CINIF assumed responsibility for setting the accounting and reporting standards in México. As part of this responsibility, during 2004 and 2005, the CINIF issued several NIFs, which became effective on January 1, 2006.

The main objective of Mexican FRS is to achieve the maximum possible harmonization and convergence of Mexican accounting and reporting standards and regulatory practices with Normas Internacionales de Infomación Financiera (International Financial Reporting Standards or “IFRS”).

The Mexican FRS hierarchy, in effect as of January 1, 2006, is as follows:

•	The NIFs and the CINIF’s interpretation of the NIFs;

•	the bulletins previously issued by the Comisión de Principios de Contabilidad (Accounting Principles Commission or “CPC”) of the Instituto Mexicano de Contadores Publicos (Mexican Institute of Public Accountants, or “MIPA”), to the extent that they have not been modified, superseded or replaced by the new NIFs; and

•	IFRS when applicable, which supplement the NIFs.

The circulars issued by the CPC will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by new NIFs.

New NIFs issued by the CINIF

On January 1, 2007, the following new standards issued by the CINIF became effective, and PEMEX is currently evaluating the effect of the adoption of these new pronouncements:

•	NIF B-3 “Income statement,” which incorporates, among other things, a new approach to classify income, Mexican FRS costs and expenses as ordinary and extraordinary. It eliminates special and extraordinary items and establishes that employees’ profit sharing should be presented as an ordinary expense rather than as an item within taxes.

•	NIF B-13 “Subsequent events,” which requires, among other things, the recognition of assets and liabilities restructuring in the period in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. Such issues, if applicable, will be disclosed in the notes to the financial statements.

•	NIF C-13 “Related Parties”, which extends to the definition and scope of the related parties and increases the disclosure requirements in the notes, in which the financial statements.

•	NIF D-6 “Capitalization of the Comprehensive Financing Result,” which establishes, among other obligations, the obligation of capitalizing the comprehensive financing result and the rules for its capitalization.

New U.S. GAAP Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of adopting FIN 48 on our financial condition and results of operations.

In June 2006, the Emerging Issues Task Force (“EITF”) ratified the consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement,” (“EITF 06-03”). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-03 is not expected to impact PEMEX’s financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. PEMEX is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.

In September 2006, the FASB issued FASB Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” (“FSP AUG AIR-1”). This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities, because it causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. The effective date of this FSP is an entity’s first fiscal year beginning after December 15, 2006. PEMEX is currently evaluating the impact of adopting FSP AUG AIR-1 on its financial condition and results of operations.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132 (R),” (“SFAS 158”). Part of this statement requires companies without publicly traded equity securities that have defined benefit pension plans and other postretirement benefit plans to recognize the funded status of those plans on a prospective basis as of the end of the first fiscal year ending after June 15, 2007. In addition, SFAS 158 requires companies using a measurement date for those plans other than their fiscal year end to change to a fiscal year end measurement date effective for years ending after December 15, 2008. SFAS 158 would impact the recognition of items of amortization and losses for variations in assumptions, currently intangible assets and additional liabilities, in the equity of PEMEX under SFAS 87 and SFAS 106. We believe that the impact of the adoption of SFAS 158 in 2007 will be significant given the unrecognized balance sheet amounts related to pension and seniority premiums and other post retirement benefits referred to above which exist at December 31, 2006 and as reflected in Notes 20Ib. and Ic. to our consolidated financial statements included herein. Nevertheless, the actual impact will not be known until such time as PEMEX completes its evaluation and adopts the standard.

In December 2006, the FASB issued FSP No. EITF 00-19-2, “Accounting for Registration Payment Arrangements,” (“EITF 00-19-2”). EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. EITF 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. EITF 00-19-2 became effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of EITF 00-19-2. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of EITF 00-19-2, this guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. We are currently evaluating the impact of adopting EITF 00-19-2 on our financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115,” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 provides entities with the opportunity to mitigate the volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB 157. PEMEX is currently evaluating the impact of adopting SFAS 159 on its financial condition and results of operations.

Item 6.	Directors, Senior Management and Employees

An eleven-member Board of Directors governs Petróleos Mexicanos. The President of Mexico appoints six members, including the Chairperson of the Board of Directors. An amendment to the Organic Law requires that the members of the Board of Directors of Petróleos Mexicanos include the Secretary of the SEMARNAT. The President of Mexico also appoints the Director General of Petróleos Mexicanos. The Sindicato de Trabajadores Petroleros de la República Mexicana (the Petroleum Workers’ Union, which we refer to as the Union) selects the remaining five directors from among our employees. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board. The members of the Board of Directors are not appointed for a specific term. The members of the Board of Directors, except for those members selected by the Union, serve subject to the discretion of the President of Mexico.

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

Effective December 1, 2006, Ms. Georgina Kessel Martínez was appointed Secretary of Energy, and as a result of such appointment, Chairwoman of the Board of Directors of Petróleos Mexicanos. On December 2, 2006, Mr. Jesús Reyes Heroles González Garza was appointed Director General of Petróleos Mexicanos by the President of Mexico, replacing Mr. Luis Ramírez Corzo y Hernández.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 1, 2007.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Ms. Georgina Y. Kessel Martínez	Chairwoman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1950 Business experience: Director General of the Mexican Mint; Director of the Investment Unit of the Ministry of Finance and Public Credit; and President of the Energy Regulating Commission. Other board memberships: Chairwoman of Federal Electricity Commission; Chairwoman of Central Light and Power; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera; and Comisión Nacional de Vivienda.	2006
Mr. Juan Rafael Elvira Quesada	Board Member of Petróleos Mexicanos and Secretary of the Environment and Natural Resources Born: 1958 Business experience: Assistant Attorney for Industrial Inspection at the Federal Attorney for Environmental Protection; Undersecretary for Environmental Promotion and Regulations of the Ministry of the Environment and Natural Resources; and Director General of the Primary Sector and Renewable Natural Resources of the Ministry of the Environment and Natural Resources. Other board memberships: Federal Electricity Commission.	2006
Mr. Gerardo Ruiz Mateos	Board Member of Petróleos Mexicanos and General Coordinator of Cabinets and Special Projects of the Presidential Office Born: 1965 Business experience: Management and Finance Coordinator of Felipe Calderón’s presidential campaign; President of Linde Pullman México, S.A. de C.V.; and Director General of Automotive Moulding of México, S.A. de C.V.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Eduardo Sojo Garza Aldape	Board Member of Petróleos Mexicanos and Secretary of Economy
Born: 1956
Business experience: Economic Advisor of Felipe Calderón’s presidential campaign; Liaison coordinator with the Federal Public Administration for the transition team of the President-elect; Head of the President’s Office for Public Policy and Coordinator of the Economic Cabinet.
	Other board memberships: Aeropuertos y Servicios Auxiliares; Baja Bulk Carriers; Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of the Banco Nacional de Comercio Exterior, S.N.C.; Caminos y Puentes Federales y Servicios Conexos; Chairman of the Centro Nacional de Metrología; Federal Electricity Commission; Comisión Intersecretarial de Desincorporación; Comisión Intersecretarial de Gasto-Financiamiento; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial para la Transparencia y el Combate a la Corrupción de la Administración Pública Federal; Chairman of the Comisión Nacional de Inversiones Extranjeras; Consejo General de Investigación Científica y Desarrollo Tecnológico; Chairman of the Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Chairman of the Fondo para la Micro, Pequeña y Mediana Empresa; Chairman of the Consejo Nacional de Ciencia y Tecnología; Fideicomiso Fondo Institucional para el Fomento de la Ciencia, el Fomento de la Tecnología y el Fomento, Desarrollo y Consolidación de Científicos y Tecnólogos; Fondo Sectorial de Ciencia y Tecnología para el Desarrollo Económico; Chairman of the Instituto Mexicano de la Propiedad Industrial; Servicio Postal Mexicano; Nacional Financiera, S.N.C.; Chairman of the Servicio Geológico Mexicano; Telecomunicaciones de México; Chairman of Exportadora de Sal, S.A. de C.V.; and Chairman of Transportadora de Sal, S.A. de C.V.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Luis Téllez Kuenzler	Board Member of Petróleos Mexicanos and Secretary of Communications and Transportation Born: 1958
Business experience: Co-Director of the Carlyle Group; Executive Vicepresident of Grupo Desc, S.A. de C.V.; and Secretary of Energy.
Other board memberships:
	Chairman of Aeropuertos y Servicios Auxiliares; Chairman of Caminos y Puentes Federales de Ingresos y Servicios Conexos; Chairman of Servicio Postal Mexicano; Banco Nacional de Obras y Servicios Públicos, S.N.C.; Notimex; Consejo Mexicano para el Desarrollo Rural Sustentable; Consejo Nacional de Vivienda; Televisión Metropolitana, S.A. de C.V., Canal 22; Estudios Churubusco Azteca, S.A. de C.V.; Instituto Mexicano de Cinematografía; and Comisión Nacional de las Zonas Áridas.	2007
Mr. Agustín Guillermo Carstens Carstens	Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit Born: 1958	2007
Business experience: Deputy Managing Director of the International Monetary Fund; Undersecretary of the Ministry of Finance and Public Credit; and several positions such as Director General of Economic Research, Treasurer and Coordinator of the Governor’s Advisors in Banco de México.
	Other board memberships: Chairman of Agroasemex, S.A., Instituto Nacional de Seguros; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of Banco Nacional de Comercio Exterior, S.N.C.; Chairman of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Comisión Nacional Bancaria y de Valores; Comisión Nacional de Seguros y Fianzas;
	Chairman of Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.; Chairman of Diconsa, S.A. de C.V.; Chairman of Nacional Financiera, S.N.C.; Chairman of Sociedad Hipotecaria Federal, S.N.C.; Aeropuertos y Servicios Auxiliares; Chairman of Caminos y Puentes Federales de Ingresos y Servicios Conexos; Casa de Moneda de México; Federal Electricity Commission; Chairman of Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros; Chairman of Financiera Rural;

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

	Fondo de Cultura Económica; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; Instituto de Seguridad Social; Instituto para la Protección al Ahorro Bancario; Servicio de Administración y Enajenación de Bienes; Chairman of Comisión Intersecretarial de Desincorporación; Chairman of Comisión Intersecretarial de Gasto Financiamiento; Comisión Intersecretarial de Política Industrial; Comisión de Transparencia y Combate a la Corrupción en la Administración Pública Federal; Comisión Nacional de Inversiones Extranjeras; Governor for Mexico of Banco Interamericano de Desarrollo; Governor for Mexico of Corporación Interamericana de Inversiones; Governor for Mexico of Banco Interamericano de Reconstrucción y Fomento of the World Bank; Governor for Mexico of Organismo Multilateral de Garantía de Inversión of the World Bank; and Governor for Mexico of Banco de Desarrollo del Caribe.
Mr. Fernando Pacheco Martínez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Exterior and Propaganda Secretary of the Union; Internal and Agreements Secretary of the Union; and General Secretary of Section 24 of the Union.	2007
Mr. Jorge Wade González	Board Member of Petróleos Mexicanos and Union Representative Born: 1947 Business experience: Union commissioner of Petróleos Mexicanos.	2007
Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos and Union Representative Born: 1954 Business experience: Senator of the LIXthLegislature; Chairman of the General Supervision Board of the General Executive Committee of the Union; and Treasury Secretary of the General Executive Committee of the Union.	2001
Mr. Héctor Manuel Sosa Rodríguez	Board Member of Petróleos Mexicanos and Union Representative Born: 1964 Business experience: General Secretary of Section 34 of the Union; Exterior Secretary of the Union; and Internal Secretary of the Union.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Pedro García Barabata	Board Member of Petróleos Mexicanos and Union Representative Born: 1957 Business experience: Union commissioner of Petróleos Mexicanos	2007
Mr. Jesús Federico Reyes Heroles González Garza	Director General / Chief Executive Officer Born: 1952 Business experience: Executive President of GEA Structura; Mexican Ambassador to the United States; and Secretary of Energy. Other board memberships: Instituto Mexicano del Petróleo.	2006
Mr. Esteban Levin Balcells	Chief Financial Officer Born: 1972 Business experience: Deputy Director of Finance and Treasury of Petróleos Mexicanos; Chief of Staff of the Corporate Financial Office of Petróleos Mexicanos; Acting Deputy Director of the Financial Information Systems of Petróleos Mexicanos; and Associate Consultant and Engagement Manager of McKinsey & Co.	2006
Ms. Martha Alicia Olvera Rodríguez	Deputy Director of Programming and Budgeting Born: 1954 Business experience: Associate Managing Director of Planning and Financial Programming of Petróleos Mexicanos; Associate Managing Director of Budget Control of Petróleos Mexicanos; and Deputy Manager of Programs Integration of Petróleos Mexicanos.	2002
Mr. Mauricio Alazraki Pfeffer	Deputy Director of Finance and Treasury Born: 1965 Business experience: Associate Managing Director of Finance of Petróleos Mexicanos; Deputy Manager of Capital Markets of Petróleos Mexicanos; and Manager for Latin America of West Merchant Bank, Ltd.	2006

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Víctor M. Cámara Peón	Deputy Director of Financial Information Systems
Born: 1943
	Business experience: Advisor of the Chief Financial Officer; Director of Control and Operational Risk of Banco Nacional de México, S.A.; Director General of Human Resources of Banco Nacional de México, S.A.; and Administrative Director of Banco Nacional de México, S.A.
	Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A. de C.V.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003
Mr. Fausto Barajas Cummings	Deputy Director of Economic Planning Born: 1972 Business experience: Associate Managing Director of Planning and Economic Performance Evaluation of Petróleos Mexicanos; Consultant of McKinsey & Co.; and Advisor of the Secretary of Energy.	2006
Mr. José Manuel Carrera Panizzo	Deputy Director of Risk Management Born: 1969 Business experience: Manager of Foreign Exchange, Metals, Coins and International Agreements of Banco de México; Research Officer of Markets Analysis and Evaluation of Banco de México; and Foreign Exchange Analyst of Banco de México.	2001
Mr. Rosendo Villarreal Dávila	Corporate Director of Management Born: 1942 Business experience: Head of the Internal Control Body of the SFP; Senator of the LVIth and LVIIth Legislature; and Mayor of Saltillo, State of Coahuila. Other board memberships: Transportes Villarreal Berlanga, S.A. de C.V.	2005
Mr. Lamberto Alonso Calderón	Deputy Director of Labor Relations Born: 1953 Business experience: Advisor “A” of the Deputy Director of Finance and Management of Pemex-Refining; Chief of Commercial Performance and Control Procedures Unit of Pemex-Refining; and Chief of Management Unit of Pemex-Refining.	2005
Mr. José Néstor García Reza	General Counsel Born: 1965 Business experience: Head of Legal Advising Office of Pemex-Exploration and Production; Chief of the Legal Unit of Pemex-Exploration and Production; and Legal Director of Banca Quadrum, S.A.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. José Salazar Ilarregui Ruffino	Deputy Director of Corporate Services Born: 1952 Business experience: Technical Director of Telecomunicaciones de México of the Ministry of Communications and Transportation; Vice President of Information Technology of Corporación Novavisión S. de R.L.; and Director of Technology of Cablevisión, S.A. de C.V.	2005
Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Health Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Administrative Deputy Manager of Petróleos Mexicanos; and Director of Central South Hospital of Petróleos Mexicanos.	2000
Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources Born: 1959 Business experience: Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos; Chief of the Process and Information Unit of Petróleos Mexicanos; Chief of Planning and Evaluation Unit of Petróleos Mexicanos.	2005
Mr. Emilio del Bosque González	Corporate Deputy Director of Equity Management Born: 1947 Business experience: Strategy and Negotiations Consultant; Corporate Director of Supplying of Grupo Industrial Saltillo, S.A. de C.V.; and Director of Purchases of CIFUNSA, S.A. de C.V. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2006
Mr. Raúl Alejandro Livas Elizondo	Corporate Director of Operations Born: 1966 Business experience: Executive President of MxV México Capital Ventures, S. de R.L. de C.V.; Director of Management and Business Development of Intellego, S.C.; and Partner-Consultant of GEA Grupo de Economistas y Asociados, S.C.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Rolando Alejandro Hernández Albín	Deputy Director of Business Process and Technological Infrastructure Born: 1953 Business experience: Director and Partner of Tecnofín Comercio Electronico S.A. de C.V.; Information Systems Director of Registro Nacional de Vehículos; and Systems Integration Director of SHL Systemhouse, S.A. de C.V.	2007
	Other board memberships: Director/Partner of Tecnofín Comerico Electronico, S.A. de C.V.; and Alternate Director of Grupo Financiero Monex, S.A. de C.V.
Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Strategy and Operative Planning Born: 1959 Business experience: Associate Managing Director of Pemex-Refining; Manager; and Superintendent of Petróleos Mexicanos.	2004
Mr. Alejandro Martínez Sibaja	Deputy Director of Operations and Strategy Execution Born: 1956 Business experience: Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Programming and Analysis of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Operations of PMI. Other board memberships: Gasoductos de Chihuahua, S.A.	2005
Mr. Guillermo Camacho Uriarte	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1954 Business experience: Corporate Associate Managing Director of Regulations of Petróleos Mexicanos; Associate Managing Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; and Head of the Quality Systems Auditing Unit of Petróleos Mexicanos.	2007
Mr. Raúl Mendoza Mata	Deputy Director of Supplies Born: 1941 Business experience: Associate Managing Director of Technical and Administrative Problems of Petróleos Mexicanos; Advisor of the Deputy Director of Engineering and Strategic Works Development of Pemex-Exploration and Production; and Deputy Manager of Engineering of Pemex-Exploration and Production.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Franciso Fernández Lagos	Acting Deputy Director of Pipeline Transportation System Coordination Born: 1955 Business experience: Associate Managing Director of Maintenance Management of Pemex-Exploration and Production; Associate Managing Director of Pipelines Maintenance of Pemex-Exploration and Production; and Deputy Manager of Maintenance (South region) of Pemex-Exploration and Production.	2007
Mr. Pedro Ismael Hernández Delgado	Acting Deputy Director of Maintenance Coordination Born: 1957 Business experience: Associate Managing Director of Tracking the Industrial Safety and Environmental Protection System of Petróleos Mexicanos; Associate Managing Director of Refineries Maintenance of Pemex-Refining; and Associate Managing Director of Infrastructure Development of Pemex-Refining.	2006
Mr. Ernesto Ríos Montero	Acting Corporate Director of Engineering and Project Development and Deputy Director of Engineering Born: 1936 Business experience: Director of Consultoría Empresarial Ejecutiva, S.A. de C.V.; Executive Vice President of Operations of Grupo Bufete Industrial, S.A.; Vice President of Engineering of Grupo Bufete Industrial, S.A. Other board memberships: Instituto Mexicano del Petróleo (Alternate).	2006
(Vacant)	Deputy Director of Planning, Evaluation and Control Coordination
Mr. Francisco Guillermo Iturbide Ruiz	Deputy Director of Contracts Born: 1955 Business experience: Associate Managing Director of Contracts of Pemex-Exploration and Production; Associate Managing Director of Management and Services of Pemex-Exploration and Production; and Deputy Manager of Biddings and Contracts of Pemex-Exploration and Production.	2005
Mr. Genaro Ceballos Bravo	Deputy Director of Industrial Plants Projects Born: 1956 Business experience: Associate Managing Director of Projects ‘C’ of Petróleos Mexicanos; Associate Managing Director of Projects and Construction of Pemex-Gas and Basic Petrochemicals and Vice President of Projects of P.M.I. Holdings North America, Inc.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. José Fortunato Álvarez Enríquez	Head of the Internal Control Body Born: 1937 Business experience: Regional delegate of the Instituto Mexicano del Seguro Social in Baja California and Sonora; Head of the Internal Control Body of the Instituto para la Protección al Ahorro Bancario; and Federal Delegate in Baja California of the Ministry of Social Development.	2007
Mr. Juan Adrián Puig Márquez	Head of Liabilities Area and Head of Complaints Area Born: 1958 Business experience: Head of Liabilities and Head of Complaints Area of the Comisión Nacional Bancaria y de Valores; Legal Advisor of Ochoa, Esquivel, S.C.; and Independent Legal Advisor of Banco Promotor del Norte, S.A., Grupo Financiero Pronorte.	2006
Mr. Benjamín Hedding Galeana	Head of Control and Evaluation Auditing and Support to Good Governance Born: 1945 Business experience: Head of Control and Evaluation Auditing and Support to Good Governance of the Comisión Nacional Bancaria y de Valores; Coordinator of the Colonial Cities and Urban Centers Program of the Ministry of Tourism; and Chief Executive Officer of Electric Transportation Services of the Federal District Department.	2005
Mr. Héctor Aguiñaga Pérez	Head of the Internal Auditing Area Born: 1950 Business experience: National Director of Management Assurance Services of KPMG Cárdenas Dosal, S.C.; General Auditor of Pan-American Beverages, Inc.; and General Auditor of Sears Roebuck, S.A. de C.V.	2004
Mr. Mariano Ruiz-Funes Macedo	Chief of Staff of the Director General Born: 1958 Business experience: Director General, Partner Director and Board Member of GEA Grupo de Economistas y Asociados, S.C.; and Independent Board member of Seguros Mapfre-Tepeyac, S.A. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Roberto Ortega Lomelín	Executive Coordinator to the General Direction Born: 1950 Business experience: Partner/Founder of Grupo de Asesoría Estratégica; Administrative Official of the Ministry of Energy; and Assistant Director of Promotion and Technical Assistance of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2007
Vacant	Executive Advisor to the General Direction
Mr. Raoul Capdevielle Orozco	Technical Secretary of the Director General Born: 1943 Business experience: Deputy Comptroller of Liabilities of Petróleos Mexicanos; Legal Coordinator of Instalaciones Inmobiliarias para Industrias, S.A. and I.I.I. Servicios, S.A. de C.V.; and Legal Director of Concessions of Triturados Balsáticos y Derivados, S.A. de C.V.	2001

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Exploration and Production (refer to Pemex-Refining)	2007
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Exploration and Production (refer to Pemex-Gas and Basic Petrochemicals)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Exploration and Production (refer to Pemex-Petrochemicals)	2001
Mr. Mario Gabriel Budebo	Board Member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1963 Business experience: President of the Comisión Nacional del Sistema de Ahorro para el Retiro; Chief of Staff of the Secretary of Finance and Public Credit; and General Coordinator of Revenues Policy of the Ministry of Finance and Public Credit. Other board memberships: Banco Nacional de Comercio Exterior, S.N.C.(Alternate); and Nacional Financiera, S.N.C. (Alternate).	2007
Mr. Ernesto Javier Cordero Arroyo	Board Member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Ministry of Finance and Public Credit
Born: 1968
Business experience: Advisor Coordinator and Public Policy Coordinator of Felipe Calderón’s presidential campaign; Director General of Fundación Desarollo Humano Sustentable; Undersecretary of Energy Planning and Technological Development of the Ministry of Energy; and Chief of Technical Advisor and Institutional Liaison Unit of the Ministry of Energy.
	Other board memberships: Federal Electricity Commission (Alternate); Central Light and Power; Banco Nacional de Obras y Servicios Públicos, S.N.C.; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; Banco Nacional de Comercio Exterior, S.N.C.; Exportadora de Sal, S.A.; and Transportadora de Sal, S.A.	2007

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Dionisio Pérez-Jácome Friscione	Board Member of Pemex-Exploration and Production and Chief of Staff of the Presidential Office Born: 1967 Business experience: Partner-Director of Mercer Management Consulting; President of the Energy Regulatory Commission; and Executive Director of the State Managing Committee to capitalize non-basic petrochemical companies of the Ministry of Energy.	2007
Mr. Raúl Alejandro Livas Elizondo	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2007
Mr. Carlos Arnoldo Morales Gil	Director General Born: 1954 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning of Pemex-Exploration and Production.	2006
Mr. Sergio Aceves Borbolla	Deputy Director of Engineering and Strategic Works Development Born: 1959 Business experience: Associate Managing Director of Projects (Northeastern Marine region) of Petróleos Mexicanos; Associate Managing Director of Construction of Pemex-Exploration and Production; and Head of Transition Projects of Pemex-Exploration and Production.	2005
Mr. Vinicio Suro Pérez	Deputy Director of Planning and Evaluation Born: 1956 Business experience: Associate Managing Director of Hydrocarbon Reserves of Pemex-Exploration and Production; Chief of the Hydrocarbon Reserves Unit of Pemex-Exploration and Production; and Specialists Coordinator of Pemex-Exploration and Production.	2006
Mr. J. Javier Hinojosa Puebla	Deputy Director (Northeastern Marine region) Born: 1958 Business experience: Coordinator of the Executive Commercial Operative Coordination of Pemex-Exploration and Production; Associate Managing Director of Analysis and Technical Operative Evaluation (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Production (Southern region) of Pemex-Exploration and Production.	2003

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Jorge Antonio Fernández Venegas	Deputy Director (Northern region) Born: 1953 Business experience: Manager of Integral Veracruz Business Unit (Northern region) of Pemex-Exploration and Production; Manager of Bellota-Chinchorro Production Business Unit (Southern region) of Pemex-Exploration and Production; and Manager of Luna Production Business Unit (Southern region) of Pemex-Exploration and Production.	2007
Mr. Jesús Hernández San Juan	Deputy Director of Distribution and Trading Born: 1955 Business experience: Associate Managing Director of Transport and Distribution of Hydrocarbons of Pemex-Exploration and Production; Deputy Manager of Transport and Distribution of Gas and Condensates of Pemex-Exploration and Production; and Chief of the Compression Systems Department of Pemex-Exploration and Production.	2006
Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety, Environmental Protection and Quality Born: 1946 Business Experience: Advisor of the Corporate Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; Director General of Industrias Tecnos, S.A. de C.V.; and Plant Manager of Dupont, S.A. de C.V.	2003
Mr. Teódulo Gutiérrez Acosta	Deputy Director of Technical Coordination of Exploitation Born: 1944 Business Experience: Deputy Director of Human Resources, Competitiveness and Innovation of Pemex-Exploration and Production; Associate Managing Director of Professional Development of Pemex-Exploration and Production; and Associate Managing Director of Technological Development of Production of Pemex-Exploration and Production.	2007

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Manuel de Jesús Alegría Constantino	Deputy Director of Marine Services Coordination Born: 1951 Business experience: Associate Managing Director of Supply Strategies of Pemex-Exploration and Production; Acting Associate Managing Director of Management and Finance (Northern region) of Pemex-Exploration and Production; and Deputy Manager of Material Resources (Northern region) of Pemex-Exploration and Production.	2006
Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Acting Deputy Director of Supplies of Petróleos Mexicanos; Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C. and Director General of Programming and Budget of Energy and Infrastructure of the Ministry of Finance and Public Credit.	2005
Mr. Ricardo Palomo Martínez	Deputy Director of Drilling and Well Maintenance Unit Born: 1954 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production, Manager of Burgos Production Asset of Pemex-Exploration and Production; and Associate Managing Director of Integral Project of Burgos basin.	2005
Mr. Luis Sergio Guaso Montoya	Deputy Director of New Models of Execution Born: 1963 Business Experience: Associate Managing Director of Economic Analysis of Pemex-Exploration and Production; Associate Managing Director of Investment Resources of Pemex-Exploration and Production; Economic Advisor of P.M.I. Holdings North America, Inc.	2003
Mr. Francisco Javier Barraza Rodríguez	Deputy Director of Technology Information Coordination Born: 1943 Business experience: Technical Support on Documental Technology of ImaxServ; Director of Administrative Systems of Scotiabank Inverlat, S.A.; and External Consultant on Administrative Systems of Banco Nacional de México, S.A.	2003

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Pedro Silva López	Deputy Director (Southwestern Marine region) Born: 1953 Business experience: Deputy Director of Operations Coordination of Petróleos Mexicanos; Executive Director of Strategic Gas Program of Pemex-Exploration and Production; and Associate Managing Director of Strategic Planning of Pemex-Exploration and Production.	2005
Mr. José Serrano Lozano	Deputy Director (Southern region) Born: 1956 Business Experience: Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production; Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning (Northern region) of Pemex-Exploration and Production.	2007
Mr. José Antonio Escalera Alcocer	Deputy Director of Technical Coordination of Exploration Born: 1958 Business Experience: Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; Manager of Integral Poza Rica - Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2007
Mr. José Aurelio Loyo Fernández	Deputy Director of Human Resources, Competitiveness and Innovation Born: 1951 Business experience: Associate Managing Director of Operative Planning of Pemex-Exploration and Production; Associate Managing Director of Investment Evaluation in Exploration of Pemex-Exploration and Production; and Asset Manager of Muspac Production of Pemex-Exploration and Production.	2006
Mr. Raúl Carrera Pliego	Acting Head of the Internal Control Body Born: 1954 Business Experience: Head of Liabilities of the Internal Control Body of Pemex-Exploration and Production; Advisor of the Undersecretary of Attention to the Citizen and Regulations of the SFP; and Assistant Director General of the Secretaría de Contraloría y Desarrollo Administrativo.	2007

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2006
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Refining (refer to Pemex-Gas and Basic Petrochemicals)	2006
Mr. Carlos A. Morales Gil	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Refining (refer to Pemex Petrochemicals)	2001
Mr. Jordy H. Herrera Flores	Board Member of Pemex-Refining and Undersecretary of Energy Planning and Technological Development of the Ministry of Energy
Born: 1972
Business experience: Partner and founder of Alimentos Iberoamericanos, S.A. de C.V.; Director General of the Investments Promotion Unit of the Ministry of Energy; and Private Secretary of the Ministry of Energy.
	Other board memberships: Chairman of Instituto Nacional de Investigaciones Nucleares; Centro de Investigación y Docencia Económicas; Comisión Intersecretarial de Cambio Climático (Alternate); Consejo Nacional de Ciencia y Tecnología; Instituto de Investigaciones Eléctricas; Comisión Nacional para el Ahorro de Energía (Alternate); Comisión Ambiental Metropolitana (Alternate); Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa (Alternate); Comisión Intersecretarial para el Desarrollo Rural Sustentable (Alternate); Comisión Nacional de Inversiones Extranjeras (Alternate); and Comisión Nacional del Agua (Alternate).	2007
Mr. Ernesto Cordero Arroyo	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2007
Mr. Dionisio Pérez-Jácome Friscione	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2007
Mr. Roberto Ortega Lomelín	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2007
Mr. José Antonio Ceballos Soberanis	Director General Born: 1943 Business experience: Director General of Instituto Mexicano del Petróleo; Corporate Director of Operations of Petróleos Mexicanos; and Director General of Pemex-Exploration and Production. Other board memberships: Instituto Mexicano del Petróleo.	2006

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Moisés Ithuriel Orozco García	Deputy Director of Trading Born: 1968 Business experience: Executive Advisor to the Director General Office of Petróleos Mexicanos; Corporate Director of Management of Petróleos Mexicanos; and Associate Managing Director of Strategic Planning of Petróleos Mexicanos.	2007
Mr. Mario Nieto Garza	Deputy Director of Distribution Born: 1955 Business experience: Deputy Director of Pipelines of Pemex-Gas and Basic Petrochemicals; Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; and Associate Managing Director of Daily Operation Tracking of Petróleos Mexicanos.	2007
Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Finance and Management Born: 1951 Business experience: Director General of Cámara de la Industria del Hierro y del Acero; Deputy Director of Management of Delegación Benito Juárez in Mexico City; and Federal Congressman of the LVth Legislature.	2003
Mr. Rodrigo Favela Fierro	Deputy Director of Planning, Coordination and Evaluation Born: 1965 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Associate Managing Director of Operations Evaluation of Petróleos Mexicanos; and Coordinator of Planning Advisors of Pemex-Refining.	2007
Mr. Antonio Álvarez Moreno	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1958 Business experience: Associate Managing Director of Industrial Safety and Occupational Health of Petróleos Mexicanos; Chief of the Industrial Safety and Environmental Protection Unit of Refinery “Ing. Antonio M. Amor” of Pemex-Refining; and Acting Consultant of Industrial Safety and Environmental Protection of Pemex-Refining.	2007

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Francisco Gabriel Toscano Martínez	Deputy Director of Production Born: 1949 Business experience: Associate Managing Director of “Francisco I. Madero” Refinery of Pemex-Refining; Associate Managing Director of “Héctor R. Lara Sosa” Refinery of Pemex-Refining; and Regional Associate Managing Director of “Miguel Hidalgo” Refinery of Pemex-Refining.	2006
Mr. Isaías Nicolás Navarro Román	Deputy Director of Storage and Allotment Born: 1936 Business experience: Deputy Director of Industrial Safety, Occupational Health and Sustainable Development of Petróleos Mexicanos; General Coordinator for Safety and Environmental Protection Systems in Pemex-Gas and Basic Petrochemicals; and Industrial Safety and Environmental Protection Auditor in Pemex-Gas and Basic Petrochemicals.	2007
Ms. Alicia Pineda y Mitolo	Head of the Internal Control Body Born: 1947 Business experience: Head of the Internal Control Body of Federal Competition Commission; Head of the Internal Control Body of the Ministry of Foreign Affairs; and Internal Comptroller of the Sistema Nacional para el Desarrollo de la Familia.	2007

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2006
Mr. Carlos A. Morales Gil	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Refining)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Petrochemicals)	2001
Mr. Mario Gabriel Budebo	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex- Exploration and Production)	2007
Mr. Ernesto Cordero Arroyo	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Dionisio Pérez-Jácome Friscione	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Roberto Ortega Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2007
Mr. Roberto Ramírez Soberón	Director General Born: 1950 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; Commercial Associate Managing Director; and Associate Managing Director of Urban Distribution of Pemex-Gas and Basic Petrochemicals.	2006
Mr. Salvador Ortiz Vértiz	Deputy Director of Planning Born: 1949 Business experience: General Coordinator of Mining of the Ministry of Economy; Assistant Director and Deputy Director of Sectorial Studies for Grupo Financiero Banamex-Accival, S.A.; and Senior Advisor to Energy Sector and Basic Industries of Grupo Financiero Banamex-Accival, S.A.	2007
Mr. Miguel Francisco Bueno Fernández	Acting Deputy Director of Liquified Gas and Basic Petrochemicals Born: 1953 Business experience: Associate Managing Director of Operations of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Business Planning of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Liquefied Gas Trading of Pemex-Gas and Basic Petrochemicals.	2007

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Luis Felipe Luna Melo	Deputy Director of Natural Gas Born: 1956 Business experience: Commercial Representative in Tokyo and Deputy Manager of Analysis of PMI; and President of P.M.I. Norteamérica, S.A. de C.V.	1996
Mr. Agustín Castro Pérez	Deputy Director of Management and Finance Born: 1962 Business experience: Associate Managing Director of Evaluation and Information of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Programming of Pemex-Gas and Basic Petrochemicals; and Deputy Manager of Information of Pemex-Gas and Basic Petrochemicals. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; I.I.I. Servicios, S.A. de C.V.; and Gasoductos de Chihuahua, S. de R.L. de C.V.	2006
Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director and Superintendent of Nuevo Pemex petrochemical complex; and General Coordinator of Acquisitions Engineering of Petróleos Mexicanos.	1996
Mr. Víctor Domínguez Cuellar	Acting Deputy Director of Pipelines Born: 1959 Business experience: Associate Managing Director of Planning and Evaluation of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Planning of Pemex-Gas and Basic Petrochemicals; and General Superintendent of Electromechanic Processes and Public Works of Pemex-Exploration and Production. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.; Gasoductos de Tamaulipas, S. de R.L. de C.V.; Gasoductos Servicios, S. de R.L. de C.V.; and TDF, S. de R.L. de C.V.	2007
Mr. Francisco Arturo García Agraz Sánchez	Head of the Internal Control Body Born: 1961 Business experience: Regulatory Comptroller Director of Banco Santander, S. A., Institución de Banca Múltiple Grupo Financiero Santander; Director General of Estrategia Corporativa, S.A.; and Associate of Goodrich, Riquelme y Asociados, S.C.	2007

Pemex- Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2006
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Petrochemicals refer to Pemex-Gas and Basic Petrochemicals)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2006
Mr. Carlos A. Morales Gil	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2006
Mr. Jordy H. Herrera Flores	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2007
Mr. Ernesto Cordero Arroyo	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Dionisio Pérez-Jácome Friscione	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Raúl Alejandro Livas Elizondo	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2007
Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General and other positions in Industrias Negromex, S.A. de C.V. and several positions in Grupo DESC, S.A. de C.V.	2001
Mr. Lorenzo Aldeco Ramírez	Deputy Director of Trading Born: 1955 Business experience: Deputy Director of Operations of Pemex-Petrochemicals; Deputy Director of Planning of Pemex-Petrochemicals; and Operations Manager of Servicios de Operaciones de Nitrógeno, S.A. de C.V.	2005
Mr. Abraham Klip Moshinsky	Deputy Director of Planning Born: 1956 Business Experience: Consultant of Pemex-Petrochemicals’ project of the Instituto Mexicano del Petróleo; Director General and Partner of Blindajes Automundo, S.A. de C.V.; and Assistant Director of Carrocerías y Adaptaciones Automotrices, S.A. de C.V.	2002
Mr. Mario Hugo González Petrikowsky	Deputy Director of Management and Finance Born: 1937 Business experience: Associate Managing Director of Budgeting of Petróleos Mexicanos; Advisor to the Deputy Direction of Programming and Budgeting of Petróleos Mexicanos; and Deputy Director of Planning of Pemex-Petrochemicals.	2001

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005
Mr. Carlos Xavier Pani Espinosa	Executive Director of Petrochemical Projects Born: 1947 Business experience: Deputy Director of Trading of Pemex-Refining; Deputy Director of Trading of Pemex-Petrochemicals; and Director General of C.P. Estrategia y Servicios, S.A. de C.V.	2007
Mr. Héctor Alberto Acosta Félix	Head of the Internal Control Body Born: 1969 Business experience: Internal Comptroller in the Federal Competition Commission; Internal Comptroller in the Ministry of Energy; and Chief of Staff of the Secretary of the Public Function.	2007

Compensation of Directors and Officers

For the year ended December 31, 2006, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (81 persons) paid or accrued in that year for services in all capacities was approximately Ps. 249.3 million. Members of the boards of directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services.

Board Practices

Neither the members of the boards of directors nor the executive officers of Petróleos Mexicanos and the subsidiary entities are appointed for a specific term. The members of the boards of directors, except for those selected by the Union, and the Directors General of Petróleos Mexicanos and the subsidiary entities serve subject to the discretion of the President of Mexico.

Audit Committee

As we currently do not have an audit committee of the Board of Directors, the entire Board of Directors of Petróleos Mexicanos is presently acting as our audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2006, Petróleos Mexicanos and the subsidiary entities had 141,275 employees, as compared with 139,171 at December 31, 2005. During 2006, Petróleos Mexicanos and the subsidiary entities employed an average of 15,774 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2006
	2002	2003	2004	2005	2006	% of Total

Pemex-Refining	47,341	46,692	44,899	45,335	45,494	32.2
Pemex-Exploration and Production	44,658	46,322	47,975	48,371	48,767	34.5
Pemex-Petrochemicals	14,360	14,203	13,895	13,939	14,045	9.9
Pemex-Gas and Basic Petrochemicals	11,977	12,104	11,923	12,018	12,562	8.9
Petróleos Mexicanos	18,798	18,894	19,030	19,508	20,407	14.5

Total	137,134	138,215	137,722	139,171	141,275	100.0

PMI Group	330	318	320	312	307

Source: Petróleos Mexicanos.

The Union represents approximately 80.1% of the work force of Petróleos Mexicanos and the subsidiary entities. Union members are our employees and they elect their own leadership from among their ranks. Since the Union’s official establishment in 1938, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations. However, there was an investigation and judicial proceeding relating to certain alleged improper diversions of federal funds by Union officials, which resulted in an offer by the Union to pay to us, over a period of years, Ps. 1,580 million in nominal terms for the amounts allegedly diverted from us. See “Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations.”

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

On August 25, 2005, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective retroactively on August 1, 2005, in accordance with the terms of an extension granted during the negotiation process. The terms of the new agreement provide for a 4.1% increase in wages and a 1.9% increase in other benefits. By its terms, this collective bargaining agreement is scheduled to expire on July 31, 2007. On June 7, 2007, Petróleos Mexicanos and the Union set up a commission to negotiate the terms and conditions of a new collective bargaining agreement that is scheduled to become effective on August 1, 2007.

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

On November 5, 1997, the Ministry of Finance and Public Credit and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the Pemex Labor Fund amounted to Ps. 1,943 million in 2004, Ps. 14,523 million in 2005 and Ps. 17,796 million in 2006.

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

Mexican Government secretaries hold a majority of the seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy is the Chairperson of the Board of Petróleos Mexicanos. The SFP appoints our external auditors and the Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government” and “Item 10—Additional Information—Share Capital.”

Related Party Transactions

Under Article 8, Section XI of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), which applies to all of our employees, our employees are obliged to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor, or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members of.”

As an employee benefit, we offer salary advances to all of our eligible Union and non-Union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers during 2006 was Ps. 27.6 million. As of May 31, 2007, the aggregate amount of salary advances outstanding to our executive officers was Ps. 23.0 million.

Mr. Luis Santos Aranda, the brother-in-law of Mr. Eduardo Sojo Garza Aldape, the Secretary of the Economy and a board member of Petróleos Mexicanos since February 2007, Mr. Máximo Santos Sánchez, the father-in-law of Mr. Sojo and Mrs. Lourdes Santos Aranda, the wife of Mr. Sojo, own approximately 58%, 24% and 18%, respectively, of shares of Servicio Grupsa, S.A. de C.V. (“Grupsa”), a company located in León, Guanajuato. In July 2003, Grupsa entered into a franchise agreement with Pemex-Refining to sell and purchase gasoline and other products, and to perform other related activities. The franchise agreement that Grupsa entered into with Pemex-Refining represents a standard form of franchise agreement, containing the standard terms and conditions applicable to all of Pemex-Refining’s franchisees.

Item 8.	Financial Information

Legal Proceedings

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as disclosed below, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not made any accruals. As of December 31, 2006, the contingent liability accrued for the lawsuits described below was Ps. 9,717 million.

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

On January 21, 2002, SFP announced that it had submitted a criminal complaint to the Procuraduría General de la República (the Office of the Federal Attorney General) for the diversion of Ps. 1,580 million in federal funds from us to the Union from March 2000 to October 2000. SFP has alleged that the payments were not properly made under applicable Mexican laws and government regulations.

In addition, the Office of the Federal Attorney General filed charges against certain of our former officers, charging them with exceeding the scope of their corporate powers in executing the several transactions under investigation. On March 20, 2002, Petróleos Mexicanos filed three criminal complaints with the Office of the Federal Attorney General requesting prosecution principally of Rogelio Montemayor Seguy (former Director General), Carlos Juaristi Septién (former Corporate Management Director) and Juan José Domene Berlanga (former Chief Financial Officer) for acting illegally, outside the scope of their corporate powers and without the consent of the Board of Directors of Petróleos Mexicanos, our general counsel or the Mexican Government, illegally diverting to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 million previously identified by SFP in its complaint). On that same date, the Office of the Federal Attorney General filed charges against Manuel Gómezperalta Damirón (also a former Corporate Management Director) for the alleged commission of the crime of embezzlement in connection with the aforementioned diversion of funds to the Union. The criminal prosecution against Mr. Manuel Gómezperalta Damirón was concluded when the Segundo Tribunal Unitario en Materia Penal (Second Unitary Criminal Court) granted an amparo (constitutional relief) against the imprisonment writ against him.

Mr. Montemayor resigned from PEMEX effective November 30, 2000. Messrs. Juaristi and Domene ended their affiliation with PEMEX in February 2001 as a result of the change in administration. In May 2002, a Mexican federal judge issued arrest warrants against these and certain other former officers of Petróleos Mexicanos for embezzlement and unlawful use of their corporate powers and privileges.

On November 29, 2006, the Office of the Federal Attorney General closed its investigation against Mr. Luis Ricardo Aldana Prieto, who is a member of the Board of Directors of Petróleos Mexicanos as a representative of the Union, for his alleged commission of embezzlement and improper exercise of his corporate powers.

In July 2003, the Office of the Federal Attorney General closed its investigation against Messrs. Montemayor, Juaristi and Domene with regard to the charges of money laundering and organized crime, on the grounds that it had insufficient proof to support these charges. The charges of electoral embezzlement, wrongful use of powers and, in the case of Messrs. Juaristi and Domene, improper exercise of a public service, have been dismissed by the federal courts of Mexico for failure to provide sufficient proof to support these charges. On November 16, 2006, after an amparo was granted in favor of Mr. Rogelio Montemayor Seguy, the charge for embezzlement was dismissed for failure to provide sufficient proof to support the charges. As of the date of this report, an imprisonment writ against Mr. Alberto Gheno Ortiz (former Associate Managing Director of Budgetary Control) for the alleged commission of embezzlement is still pending. On May 10, 2005, the SFP announced it had fined the former Director General of Petróleos Mexicanos and four other former officers for a total of Ps. 2.8 billion and banned each of them plus a sixth former officer, who was not fined, from holding public office for varying periods of time. This decision has been appealed by some of these former officers and final resolution of the matter is pending.

A Mexican judge issued two arrest warrants in September and October 2003 and issued formal imprisonment writs in October 2003 against Carlos Romero Deschamps, General Secretary of the Union, in connection with the investigation, commencing the criminal trial against him. The criminal prosecution against Mr. Carlos Romero Deschamps was concluded when the Segundo Tribunal Unitario en Materia Penal del Primer Circuito (Second Unitary Criminal Court of the First Circuit) granted an amparo against the imprisonment writ against him.

The Union has offered to pay, over a period of years, Ps. 1,580 million to us for the amounts allegedly diverted from us through the transactions under investigation. This offer was accepted by the Board of Directors of Petróleos Mexicanos on September 1, 2003. The amounts that we have received as restitution have been appropriately recorded as a gain in the period in which cash was received, in accordance with both Mexican FRS and U.S. GAAP.

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

The Office of the Federal Attorney General filed charges against these officers for unlawful use of their corporate powers and privileges. A federal judge subsequently issued formal imprisonment writs against former officers Mr. Mario Willars Andrade (former Director General of Pemex-Refining), Mr. Luis Ricardo Bouchot Guerrero (former Chief of the Legal Unit of Pemex-Refining) and Mr. Cuauhtémoc Arce Herce (a former employee of Pemex-Refining). The Juzgado Séptimo de Distrito de Procesos Penales Federales (Seventh District Court of Federal Criminal Prosecutions) granted an amparo against the imprisonment writs against Mr. Willars and Mr. Bouchot. The evidentiary stage in the proceeding against Mr. Arce concluded and he was released on bail. The Tribunal Colegiado de Circuito en Materia Penal (Joint Criminal Circuit Court) denied a motion filed by Pemex-Refining and confirmed a judgment in favor of Mr. Arce without setting an amount for damages. On September 30, 2004, the SFP fined the Pemex-Refining employees named above for a total amount of Ps. 1,390.3 million each and banned them from holding public office for 20 years. Mr. Arce filed an amparo against this resolution, which was denied by the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in Mexico City. Mr. Arce filed a nullity claim before the Primera Sala del Tribunal Federal de Justicia Fiscal y Administrativa (First Division of the Fiscal and Administrative Federal Justice Court) against this sanction, which was granted on September 12, 2006. On November 15, 2006, the SFP filed a motion to review this resolution before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (Third Joint Administrative Court of the First Circuit) which was denied on April 11, 2007 and the resolution in favor of Mr. Arce was confirmed.

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

Pemex-Refining has been implementing several measures to prevent and fight the illicit market in fuels, including the installation of a system that allows us to detect and locate leaks from pipelines, the utilization of satellite monitoring of tankers and a system of 24 mobile laboratories to analyze the quality of fuels in over 7,000 retail service stations in Mexico. During 2005, 134 illicit entries were detected and during 2006, 204 illicit entries were detected. PEMEX has installed more accurate measurement instruments in the principal transfer locations among refineries, maritime terminals, storage facilities, distributors, suppliers and customers in order to measure volumes and generate product balance reports. A Terminal Monitoring and Control System has been installed in 11 of the 77 storage and distribution terminals of PEMEX. The illicit market in fuels impacts our results of operations due to the loss of revenue that would have been generated by the sale of such products, the production cost of which is already included in our cost of sales. The actions described above have resulted in a reduction of this illegal trade and an increase in our sales volumes.

Civil Actions

In March 2000, Construcciones Industriales del Golfo, S.A. de C.V. filed a claim before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in Mexico City for U.S. $79 million plus interest against Pemex-Refining and Petróleos Mexicanos, arguing that work under a construction agreement had been concluded, but that it had not received payment on the contract. Following a ruling in favor of Construcciones Industriales del Golfo, S.A. de C.V., a total amount of Ps. 66.7 million was deposited before the court by Pemex-Refining on August 25, 2005. On October 2, 2006, a judicial agreement was executed between the parties to settle all accrued interest owed by Pemex-Refining. Therefore, this claim has concluded.

In September 2001, CONPROCA, the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos related to expenses incurred by CONPROCA in providing those services. The claim filed by CONPROCA was for U.S. $633.1 million, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907.7 million. On June 13, 2006, the procedural schedule was amended. On July 13, 2006, the parties filed their comments to the opinion issued by the expert designated by the ICA. On August 13, 2006, each party filed its response to the comments filed by the other party. On September 7, 2006, the ICA informed the parties that the expert’s opinion would not be modified. On September 15, 2006, the parties filed their witnesses’ written declarations and additional experts’ opinions regarding the claims and counterclaims. On October 13, 2006, the parties filed their briefs, which included all issues to be discussed at the second liability hearing. The second liability hearing was held in January 2007 to evaluate evidence about the claims and counterclaims filed by the parties. On January 20 and 21, 2007, the Cadereyta Refinery, El Tejar pumping station and a cross-section valve on the border of La Antigua River were inspected by the ICA and its experts. On April 4, 2007, the parties filed their pleadings in connection with the hearing. The arbitration panel will issue a partial or provisional award on this matter and once the award is issued, a hearing on damages will be held.

In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a claim in a Mexican court for breach of contract against Pemex-Exploration and Production and Petróleos Mexicanos in connection with the removal of deposits in the Salamanca refinery. The claim seeks an award of approximately Ps. 15.2 million for work performed and not paid and approximately U.S. $219.6 million for damages. In May 2004, Pemex-Exploration and Production and Petróleos Mexicanos responded by arguing that the court did not have jurisdiction over the claim, which motion was denied. The parties filed their documentary evidence. As of the date of this report, a final judgment is still pending.

As of the date of this report, two claims filed by a group of Congressmen from the LIX th Legislature related to the FPWC program (see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts”) remain pending. These claims do not seek monetary damages as relief; rather, the plaintiffs seek to prevent the performance of the FPWCs through a declaration that they are void because they violated Article 27 of the Political Constitution of the United Mexican States. However, if any of the FPWCs is declared void, the contractor party to such FPWC may sue for damages.

In the first case, the civil claim seeks to void the FPWC entered into between Pemex-Exploration and Production and Repsol Exploración México, S.A. de C.V. for the Reynosa-Monterrey natural gas production block. On May 6, 2004, prior to acknowledging receipt of the claim, the judge made a motion to require Pemex-Exploration and Production to fulfill certain requirements in connection with the aforementioned FPWC. On July 27, 2004, Pemex-Exploration and Production provided the court with certain information that had been requested by the presiding judge, who subsequently acknowledged receipt of the claim. Pemex-Exploration and Production filed a motion arguing that the court lacked jurisdiction, which was denied. Pemex-Exploration and Production also filed a motion arguing that the plaintiffs lacked standing, which was granted on June 10, 2005. This decision was appealed by the plaintiffs, and the appeal was subsequently denied. The Segundo Tribunal Unitario en Materias Civil y Administrativa (Second Unitary Civil and Administrative Court) granted jurisdiction to the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh Civil District Court). Pemex-Exploration and Production requested that this court determine that all previous judicial resolutions be declared void. Because the court did not declare void all previous judicial resolutions, Pemex-Exploration and Production filed an amparo before the Tribunal Unitario en Materia Civil y Administrativa (Unitary Civil and Administrative Court) in Mexico City. On October 11, 2006, the constitutional hearing was held and the amparo was granted.

The second case is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block. The Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in Mexico City issued a decision declaring that the plaintiffs did not have standing. An appeal was filed by the plaintiffs, which was denied on April 3, 2006. The plaintiffs filed an amparo before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Civil Joint Court of the First Circuit) against the decision that denied their appeal. On November 24, 2006, the Sixth Civil Joint Court of the First Circuit granted an amparo to the plaintiffs and determined that the decision issued by the Primer Tribunal Unitario (First Unitary Court) exceeded the scope of the appeal since it analyzed the lack of capacity and standing of the plaintiffs when only the lack of capacity was at issue and ordered a new decision be issued. In response to the decision of the Sixth Civil Joint Court of the First Circuit, PTD Servicios Múltiples, S. de R.L. de C.V. and Petróleo Brasileiro México, S. de R.L. de C.V. filed an appeal before the Supreme Court of Justice. The First Unitary Court decided that the lack of standing motion was groundless. In response, Pemex-Exploration and Production filed an amparo as a third injured party before the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito

(Second Unitary Civil and Administrative Court of the First Circuit). On February 21, 2007, the judge decided that the plaintiffs have standing. As of the date of this report, Pemex-Exploration and Production has not been summoned.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third District Civil Court) in Mexico City against Pemex-Refining seeking approximately Ps. 393.1 million for, among other things, work performed and not paid under a construction agreement. In January 2004, Pemex-Refining filed a motion arguing that the court lacked jurisdiction, and on June 4, 2004, the judge granted the motion and remitted the claim to an administrative judge. Following a successful appeal by Unión de Sistemas Industriales, S.A. de C.V., the judge pronounced that the claim had to be remitted again to the initial Mexican civil court. Pemex-Refining appealed this decision, which was denied. In October 2004, Pemex-Refining responded to this claim, and the case is in the evidentiary stages as of the date of this report.

In July 2000, Petroquímica Cosoleacaque S.A. de C.V. (“PECOSA”, which has since been merged into Pemex-Petrochemicals) filed a claim against Afianzadora Insurgentes, S.A. de C.V. and Fianzas México Bital, S.A. The claim seeks an award of approximately U.S. $100 million for a surety bond granted in favor of Agronitrogenados, S.A. de C.V., an ammonia customer of PECOSA. In June 2004, a judgment was entered in favor of PECOSA. In October 2004, Afianzadora Insurgentes, S.A. de C.V. and Fianza México Bital, S.A appealed this decision. On November 9, 2005, the appeal filed by the plaintiffs was denied and the judgment entered in favor of PECOSA was confirmed. The plaintiffs filed an amparo against this decision before the Segundo Tribunal Colegiado del Décimo Circuito (Second Joint Court of the Tenth Circuit). On December 7, 2006, the Court denied the amparo and issued a new judgment in favor of Pemex-Petrochemicals. Pemex-Petrochemicals is planning to file a writ requesting that the Court ask the Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (the National Commission for the Protection and Defense of the Financial Services Users) to collect the amount due by the defendants. The defendants filed a new amparo against the judgment dated December 7, 2006. A resolution of this matter is still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed a claim before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell complex. In December 2004, the judge acknowledged receipt of the claim and Pemex-Exploration and Production designated its arbitrator. This designation was appealed by COMMISA. On February 25, 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA. On March 25, 2005, COMMISA responded to the counterclaim. On March 20, 2006, a hearing was held to determine the jurisdiction of the ICA, the standing of the parties and the precautionary and provisional measures requested by COMMISA. COMMISA filed an amparo before the Juzgado Décimocuarto de Distrito en Materia Administrativa (Fourteenth District Administrative Court) against the rescission of the construction agreement described above. In August 2005, the amparo was denied and COMMISA appealed that decision. On May 17, 2006, the Sexto Tribunal Colegiado en Materia Administrativa del Primer Circuito (Sixth Joint Administrative Court of the First Circuit) determined that Pemex-Exploration and Production should be considered an authority for purposes of the amparo and that the Supreme Court of Justice has jurisdiction to hear the claim. In a separate proceeding, the Supreme Court of Justice denied the request for an amparo filed by COMMISA alleging the unconstitutionality of the Law of Acquisitions, Leasing and Services of the Public Sector. The Supreme Court of Justice remanded the case to the Joint Circuit Court for resolution of the issues raised by the amparo. Resolution of this matter is still pending as of the date of this report. On November 28, 2006 the ICA issued a preliminary award declaring its jurisdiction. On January 26, 2007, Pemex-Exploration and Production filed a detailed counterclaim seeking U.S. $125.9 million and Ps. 41.5 million. Pemex-Exploration and Production is required to file a response to the detailed claim filed by COMMISA before June 11, 2007. Based on its detailed claim, COMMISA is seeking U.S.$292 million and Ps. 37.5 million.

In January 2005, COMBISA, S. de R.L. de C.V. (“COMBISA”) filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $235.8 million plus interest for, among other things, the breach of a construction agreement in connection with three platforms in the Cantarell complex. In April 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against

COMBISA, seeking approximately U.S. $12.3 million. In May 2005, COMBISA responded to the counterclaim. On February 23, 2006, the ICA ruled that the exceptions filed by the parties would be resolved in the final award. In April 2006, the ICA requested that COMBISA correct its detailed petition of the claim filed in March 2006, since it did not include the appropriate attachments. Pemex-Exploration and Production responded to this detailed petition on May 26, 2006 and on June 26, 2006, COMBISA filed a reply with the ICA. On July 26, 2006, Pemex-Exploration and Production filed a rejoinder. The arbitral hearing ended on December 1, 2006. The parties filed their concluding briefs on January 31, 2007. A final decision is still pending.

In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $142.4 million and Ps. 40.2 million for, among other things, the breach of an agreement in connection with two vessels in the Cantarell complex. In May 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking approximately U.S. $2.1 million and Ps. 488,000. In January 2006, COMMISA filed a detailed motion of its claim. In March 2006, Pemex-Exploration and Production filed its response to this detailed motion. On April 5, 2006 COMMISA filed its reply and Pemex-Exploration and Production filed its rejoinder on May 9, 2006. A hearing was held during the first week of June 2006 in which the parties presented their cases before the ICA, including testimonial evidence. On March 12, 2007, the proceeding to furnish additional evidence concluded. A final decision is still pending as of the date of this report.

In May 2005, Ech Offshore, S. de R.L. de C.V. filed a claim before the ICA against Pemex-Exploration and Production seeking approximately Ps. 106.8 million and U.S. $36.5 million for, among other things, the suspension of shipments due to the termination of a public works contract executed between the parties. The parties presented their cases before the ICA in a hearing held in March 2006. On April 12, 2006, the parties filed their allegations with the ICA. On July 17, 2006 a final award was issued in favor of Pemex-Exploration and Production and each party had to pay U.S. $250,000 for arbitration expenses. Therefore, this proceeding has concluded.

On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. seeking approximately Ps. 1,648 million in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On May 19, 2006, Pemex-Refining filed its response to the claim. As of this date, the trial has been suspended due to an appeal filed by Pemex-Refining from a decision dated September 5, 2006, in which documentary evidence filed by Pemex-Refining was rejected.

On December 15, 2005, the same plaintiff filed an additional claim before the Fifth Civil District Court in the Federal District, asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. On May 22, 2006, Pemex-Refining filed its response to the claim. Evidence was filed by the parties. A final hearing is still pending as of the date of this report.

On March 31, 2006, Petroquímica Cangrejera, S.A. de C.V., Petroquímica Pajaritos, S.A. de C.V. and Petroquímica Morelos, S.A. de C.V. (each of which have since been merged into Pemex-Petrochemicals) were notified by the Council of Coatzacoalcos, Veracruz of an alleged underpayment of certain real estate taxes in the amount of approximately Ps. 1,846.7 million. On December 22, 2006, a settlement agreement for the real estate taxes was executed between the parties and Pemex-Petrochemicals paid Ps. 76 million to the Council of Coatzacoalcos, Veracruz. The agreement was filed in court to conclude the administrative proceedings.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“MexLub”), which manufactures, bottles, and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•	On December 5, 2005, Impulsora filed an amparo before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement, which proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V., a competitor in the lubricants market. As of the date of this report, a constitutional hearing on these matters is still pending.

•	On December 26, 2005, Pemex-Refining filed a claim against MexLub before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting. As of the date of this report, a final judgment is still pending.

•	On June 7, 2006, Pemex-Refining filed a criminal complaint before the Office of the Federal Attorney General for fraud allegedly committed by members of the board of directors of MexLub. As of the date of this report, the matter is still under investigation.

•	On October 17, 2006, Pemex-Refining filed a claim against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eighth Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the MexLub shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. On June 20, 2007, Pemex-Refining filed a response to this counterclaim. The trial is currently in the evidentiary stage.

•	In addition to other administrative proceedings before the Federal Commission of Competition (the “Commission”), on July 10, 2003, the Commission issued a resolution (No. IO-62-97) (the “Resolution”) prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution originally imposed a six-month compliance deadline, and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wages units per day until such agreements were brought into compliance. Though Pemex-Refining is not contesting the Resolution, the compliance period is currently suspended as a result of an administrative appeal before the Commission filed by Impulsora, the resolution of which is still pending.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although Petróleos Mexicanos pays an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2002, 2003, 2004, 2005 and 2006, Petróleos Mexicanos made advance payments to the Mexican Government in the aggregate of Ps. 11,421 million, Ps. 11,508 million, Ps. 11,169 million, Ps. 15,903 million and Ps. 259 million, respectively, towards the minimum guaranteed dividends for those years. On January 2, 2007, PEMEX made its last advance payment of minimum guaranteed dividends in the amount of U.S. $392 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution ‘A.’ ”

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

Memorandum and Articles of Association

The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Political Constitution of the United Mexican States, the Regulatory Law, the Organic Law, regulations issued pursuant to the Regulatory Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” Six members of the Board of Directors of Petróleos Mexicanos, including the Chairperson, are appointed by the President of Mexico. Our Union selects the remaining five directors from among employees of Petróleos Mexicanos and the subsidiary entities. An eight-member board of directors governs each subsidiary entity. Each of these boards consists of the Director General of Petróleos Mexicanos, the Director General of each of the other three subsidiary entities and four additional directors, who are each appointed by the President of Mexico. The members of the boards of directors of Petróleos Mexicanos and each of the subsidiary entities are not appointed for a specific term, and, except for those members selected by the Union, they serve subject to the discretion of the President of Mexico.

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

Material Contracts

On November 10, 1998, Petróleos Mexicanos, The Bank of New York and The Bank of New York (Delaware) entered into a Trust Agreement, which created the Pemex Project Funding Master Trust and designated The Bank of New York as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities (except for Pemex-Petrochemicals) and the Pemex Project Funding Master Trust, acting through The Bank of New York, entered into an Assignment and Indemnity Agreement. This agreement provides for the assignment by these subsidiary entities to the Pemex Project Funding Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of the Pemex Project Funding Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and such subsidiary entities to the Pemex Project Funding Master Trust of the amounts necessary to meet the Pemex Project Funding Master Trust’s obligations under such financings and the indemnification of the Pemex Project Funding Master Trust by Petróleos Mexicanos and these subsidiary entities. The Trust Agreement was amended on November 17, 2004, December 22, 2004 and August 17, 2006 and the Assignment and Indemnity Agreement was amended on August 17, 2006. The purpose of the August 17, 2006 amendment was to include Pemex-Petrochemicals as a party to the Assignment and Indemnity Agreement.

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

As of December 31, 2005 and 2006, we have entered into contracts with various contractors for an approximate amount of Ps. 235,985 million and Ps. 90,929 million, respectively. These contracts are for the development of PIDIREGAS and are therefore subject to standards required in NIF-09-B, which is a Mexican accounting guideline that outlines specific accounting and budgetary treatment applicable to PIDIREGAS. For an explanation of NG-09-B, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investment” and Note 2d. to our consolidated financial statements included herein.

Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the Mexican Government has allowed the peso to float freely against the U.S. dollar since December 1994. The Mexican Government has announced that it does not intend to change its floating exchange rate policy in the next five years, but there is no guarantee that the Mexican Government will not change this policy. See “Item 3—Key Information—Exchange Rates” and “Item 3—Key Information—Risk Factors—Considerations Related to Mexico.”

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities, the 2003 Securities, the 2004 Securities and the 2006 Securities

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

Pursuant to a registration on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $158,353,000 of 9.00% Notes due 2007, U.S. $399,619,000 of 8.85% Notes due 2007, U.S. $439,011,000 of 9 3/8% Notes due 2008, U.S. $324,220,000 of 9 1/4% Bonds due 2018, U.S. $228,735,000 of 8.625% Bonds due 2023, U.S. $354,477,000 of 9.50% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027, U.S. $1,000,000,000 of 5.75% Notes due 2015 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $91,647,000 of 9.00% Notes due 2007, U.S. $200,381,000 of 8.85% Notes due 2007, U.S. $159,229,000 of 9 3/8% Notes due 2008, U.S. $25,780,000 of 9 1/4% Bonds due 2018, U.S. $21,265,000 of 8.625% Bonds due 2023, U.S. $45,523,000 of 9.50% Bonds due 2027, U.S. $96,254,000 of POMESSM due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Pemex Project Funding Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $759,254,000 of 5.75% Notes due 2015 and U.S. $751,995,000 of

6.625% Guaranteed Bonds due 2035. These securities are collectively referred to as the 2006 Securities, and together with the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities, the 2003 Securities and the 2004 Securities, are collectively referred as the “Registered Securities”).

Taxation Generally

The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the ownership and disposition of the Registered Securities, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to invest in, or dispose of, the Registered Securities.

This summary is based on the federal tax laws of Mexico and the United States in force on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico together with related protocols (which are subject to change), and does not describe any tax consequences arising under the laws of any state or municipality in Mexico, the United States or any other jurisdiction, or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States.

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

Additional Amounts.  Petróleos Mexicanos, the Pemex Project Funding Master Trust (in the case of Registered Securities issued by it), Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•	pay Additional Amounts (as defined in the Indenture dated September 18, 1997, between Petróleos Mexicanos and Deutsche Bank (the 1997 Indenture)) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated August 7, 1998, between Petróleos Mexicanos and Deutsche Bank (the 1998 Indenture)) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the Puttable Notes;

•	pay Additional Amounts (as defined in the Indenture dated as of July 15, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the POMESSM in respect of the Mexican withholding taxes described above;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 2000, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2001 Securities, the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above; and

•	pay Additional Amounts (as defined in the Indenture dated as of December 30, 2004, among the Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities in respect of the Mexican withholding taxes described above.

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

United States Taxation

This summary of certain U.S. federal income tax considerations deals principally with persons that hold the Registered Securities as capital assets and whose functional currency is the United States dollar. As used in this section “Taxation,” the term “United States Holder” means an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income taxation on a net income basis in respect of its investment in the Registered Securities.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are assumed to be known to investors. This summary generally does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, certain short-term holders of Registered Securities, traders in securities electing to mark to market, or persons that hedge their exposure in the Registered Securities or hold the Registered Securities as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “conversion transaction” or other integrated investment comprised of such securities and one or more other investments, nor does it address the tax treatment of holders that did not acquire the Registered Securities at their issue price as part of the initial distribution. Investors who purchased the Registered Securities at a price other than the issue price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. United States Holders should be aware that the U.S. federal income tax consequences of holding the Registered Securities may be materially different for investors described in the prior sentence, including as a result of recent changes in law applicable to investors with short holding periods or that engage in hedging transactions.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Risk Management and Financial Instruments

We face significant market risks as part of our normal business operations as a result of the fluctuation of the prices of the commodities we produce and trade, of the value of the foreign currency in which some of our liabilities are denominated and of the interest rates of our debt obligations. Managing risk exposure is a high priority for our senior management and risk management committee, which is composed of representatives of Petróleos Mexicanos and the subsidiary entities, Banco de México, the Ministry of Finance and Public Credit and PMI.

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

Commodity Price Risk

Crude Oil

Our exports and domestic sales are related to international hydrocarbon prices, thus exposing us to fluctuations in international markets. We share this risk with the Mexican Government through our current fiscal regime. In order to mitigate this risk, in the past, the Mexican Government, along with PEMEX, has participated with the major international oil producers to improve international oil prices by reducing crude oil exports volumes. See “Item 5—Operating and Financial Review and Prospects—Export Agreements.”

Over the past few years, PMI entered into several long-term Maya crude oil supply agreements. Under these agreements, PMI provides purchasers with certain support mechanisms to protect, under certain adverse market conditions, the investments the purchasers made in accordance with the agreements. Given the conditions of crude oil markets, placing additional volumes of crude oil in more refineries that are able to process the heavy crude oil that Pemex-Exploration and Production produces supports the overall average price of crude oil exports. We perceive the risk under these agreements as manageable, without the need for hedging instruments, since in the worst-case market scenario the expected additional value derived from crude oil exports should exceed the expected cost of the support mechanisms. Nonetheless, since December 2002, we implemented short-term oil price hedging strategies through the use of options to hedge against potential decreases in short-term prices of crude oil. The applicable strategy is designed taking into account, among other things, financial requirements established by the Mexican Government, our financial condition and cash flow, the annual budget and international market prices. In September 2004, we entered into a short-term oil price hedging strategy through the use of options for approximately 7% of our total crude oil production for 2004; these options expired on December 31, 2004 and were not exercised. During February and March 2005, we entered into a new hedging strategy for approximately 7% of our total crude oil production for 2005; these options expired on November 30, 2005 and were not exercised. We have not hedged any of our crude oil production for the year 2006 or 2007.

Petroleum Products

We balance our overall petroleum product supply and demand through P.M.I. Trading, Ltd., managing only those exposures associated with our immediate operational program and P.M.I. Trading, Ltd. third-party operations in the international market. To this end, we use the full range of conventional oil price-related financial and commodity derivatives available in the oil markets. Our benchmark for petroleum product commercial activities is the prevailing market price. As of December 31, 2006, the capital at risk as measured against the above-mentioned benchmark was U.S. $14.4 million.

Natural Gas

As described above under “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Hedging Operations” during the fourth quarter of 2003, the Ministry of Energy announced a natural gas hedging program for 2004 through 2006. This program, which represents approximately 20% of the total volume of natural gas sales to our industrial customers, was implemented in order to fix the price for the aforementioned period to the natural gas consumers. We decided to change our traditional risk profile with respect to natural gas, in order to mitigate the volatility of the revenues derived from the sales of this product. This strategy ended in December 2006 and was not renewed. For more information on this program, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Hedging Operations.”

Exchange Rate and Interest Rate Risks

A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues net of the IEPS tax from domestic sales of petroleum products and petrochemicals are related to the international dollar-denominated prices of these products. By contrast, most of our costs of sales and other expenses, other than hydrocarbon duties and investment, are payable in pesos and are not linked to the U.S. dollar. As a result, the peso’s depreciation against the U.S. dollar increases our income in peso terms. Appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, because most of our investments and debt issuances are made in U.S. dollars and, therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on our revenues is offset by its impact on our obligations.

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than pesos or the U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, Petróleos Mexicanos has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than U.S. dollars. In 2004, 2005 and 2006, the Pemex Project Funding Master Trust entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros, pounds sterling and Japanese yen issued by the Pemex Project Funding Master Trust. As of December 31, 2006, the aggregate notional amount of the swaps entered into in 2004, 2005 and 2006 was U.S. $1,078.6 million, U.S. $1,322.8 million and U.S. $170.9 million, respectively, for a total outstanding position on currency swaps at year-end 2006 of U.S. $7,150.6 million. During 2007, the Pemex Project Funding Master Trust has entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in Japanese yen for a total notional amount of U.S. $20.9 million. As described above, most of our revenues are either in U.S. dollars or indexed to the U.S. dollar and our policy in terms of debt issuance is to either place debt in pesos or U.S. dollars or swap other currencies back to U.S. dollar terms. As a result of this policy, we believe that our debt portfolio sensitivity to currencies other than the peso or U.S. dollar is negligible. In 2002, 2004, 2005, the Pemex Project Funding Master Trust entered into cross-currency swaps to hedge its exposure in Japanese yen and euro, with termination dates in 2023, 2016 and 2025. Given the long-term nature of these obligations, the swaps used to hedge these risks include an option linked to a well-defined set of credit default events. In case such an event occurs, the swaps terminate without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million, U.S. $1,028.5 million and U.S. $1,322.8 million, respectively.

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

Effective January 1, 2003, due to the adoption of Bulletin B-10, we have ceased to capitalize our debt-related foreign exchange losses on our balance sheet. Prior to this date, we had capitalized our debt-related foreign exchange losses on our balance sheet, but only up to the increase in the restated value of our fixed assets in the same period. We recorded total net foreign exchange losses of Ps. 3,732 million in 2004 and Ps. 2,381 million in 2006, and a total net foreign exchange gain of Ps. 18,342 million in 2005.

Interest Rate Risk

We are exposed to fluctuations in interest rates on short and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve a desired mix of fixed and floating rate instruments in our debt portfolio. As of December 31, 2006, approximately 42% of our total net debt outstanding consisted of floating rate debt.

Interest Rate Swaps

Under interest-rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on either the floating six-month LIBOR or the Mexican Interbank Interest Rate (TIIE) for peso-denominated swaps. Some interest rate swaps have as their underlying rate not the TIIE, but a rate referenced to or calculated from the TIIE. As of December 31, 2006, Petróleos Mexicanos was a party to interest-rate swap agreements with a notional amount of U.S.$2,030.99 million, with an average fixed interest rate of approximately 4.94% in U.S. dollars and 10.85% in pesos and a weighted average term of approximately 4.26 years. In 2006 and 2007, we have not entered into any interest-rate swap agreements.

The market value of Petróleos Mexicanos’ foreign exchange and interest rate derivatives position was negative Ps. 5,703.1 million as of December 31, 2005 and negative Ps. 132.0 million as of December 31, 2006.

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

The following tables set forth our portfolio of debt and derivative financial instruments as of December 31, 2006. It should be noted that:

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

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2006(1)

	Year of Expected Maturity Date
							Total
							Carrying
	2007	2008	2009	2010	2011	Thereafter	Value	Fair Value
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	17,186,531	33,817,143	36,775,318	15,620,976	24,692,926	87,062,411	215,155,305	239,973,242
Average Interest Rate(%)							7.6256%
Fixed rate (Japanese yen)	1,904,417	2,019,756	2,019,756	1,162,535	524,943	5,184,790	12,816,197	13,735,599
Average Interest Rate(%)							2.5299%
Fixed rate (British pounds)	—	—	—	—	—	8,522,440	8,522,440	9,316,288
Average Interest Rate(%)							7.5000%
Fixed rate (Pesos)	1,027,500	1,027,500	0	6,172,000	2,000,000	23,296,813	33,523,813	31,114,419
Average Interest Rate(%)							9.3574%
Fixed rate (Euro)	12,711,765	758	758	10,744,358	758	33,665,250	57,123,647	60,184,433
Average Interest Rate(%)							6.4560%

Total fixed rate debt	32,830,213	36,865,157	38,795,832	33,699,869	27,218,627	157,731,704	327,141,402	354,323,981

Variable rate (U.S. dollars)	12,586,181	13,232,581	15,278,123	25,500,577	25,332,922	64,978,048	156,908,432	159,736,059
Variable rate (Swiss francs)								—
Variable rate (Euro)	—	1,479,628	—	—	—	—	1,479,628	1,735,801
Variable rate (pesos)	16,916,944	3,916,944	13,944,445	13,912,600	8,300,000	25,287,400	82,278,333	84,048,707

Total variable rate debt	29,503,125	18,629,153	29,222,568	39,413,177	33,632,922	90,265,448	240,666,393	245,520,567

Total Debt	62,333,338	55,494,310	68,018,400	73,113,046	60,851,549	247,997,152	567,807,795	599,844,547

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2006 of Ps. 10.8810 = U.S. $1.00; Ps. .0913 = 1.00 Japanese yen; Ps. 21.3061 = 1.00 British pound; and Ps. 14.3248 = 1.00 Euro.
Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate and Currency Risk) as of December 31, 2006(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date
							Total
							Notional	Fair
	2007	2008	2009	2010	2011	Thereafter	Amount	Value(2)
	(in thousands of nominal pesos)
Hedging Instruments

Interest Rate Swaps (U.S. Dollar)

Variable to Fixed	413,559	413,559	413,559	413,559	—	—	1,654,235	10,787

Average pay rate	4.94%	4.94%	4.94%	4.94%	—	—

Average receive rate	5.39%	5.05%	4.90%	4.94%	—	—

Interest Rate Swaps (Mexican Pesos)

Variable to Fixed	2,472,500	2,472,500	5,000,000	600,000	1,200,000	8,700,000	20,445,000	(2,188,440)

Average pay rate	10.51%	10.52%	10.83%	10.94%	10.94%	11.03%

Average receive rate	7.40%	7.41%	7.55%	7.69%	7.88%	8.09%

Cross Currency Swaps

Receive Euro /

Pay U.S. dollars	12,759,477	1,503,229	—	10,641,618	—	32,646,264	57,550,588	1,731,648

Receive Japanese Yen/

Pay U.S. dollars	1,857,786	1,978,034	1,978,034	1,150,819	575,294	5,288,063	12,828,029	(933,726)

Receive British pounds/

Pay U.S. dollars	—	—	—	—	—	7,427,262	7,427,262	1,247,753

Non-Hedging Instruments

Interest Rate Swaps

Variable to fixed	—	—	—	—	—	—	—	—

Average pay rate(%)	—	—	—	—	—	—	—	—

Average receive rate(%)	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—
Note:  Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2006 of Ps. 10.8810 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PEMEX.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Director General and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Remediation of Material Weakness in Internal Control over Financial Reporting

As previously reported in our annual report on Form 20-F for the fiscal year ended December 31, 2005, as amended, we had identified a material weakness in internal control over financial reporting with respect to the preparation of the condensed consolidating financial information for Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust presented in the notes to our consolidated financial statements. Our remediation activities included the following:

•	In December 2005, we reassigned the roles and responsibilities of personnel in the accounting department to ensure that the personnel responsible for the preparation of the financial information are not also responsible for the supervision and review of the financial information and the authorization of its release.

•	During 2006, we implemented effective procedures designed to ensure a consistent and effective process of preparation and documentation of the condensed consolidating financial information presented in the notes to our consolidated financial statements. In particular, we formalized specific controls, procedures and requirements for preparing and documenting the condensed consolidating financial information relating to Petróleos Mexicanos, the subsidiary guarantors, the non-guarantor subsidiaries and the Master Trust through the preparation of handbooks. These controls over financial reporting are designed to ensure that the condensed consolidating financial statements presented in the notes to our consolidated financial statements are appropriately prepared and presented in our consolidated financial statements.

•	In 2006, we also strengthened our supervision and review of the preparation and presentation of our condensed consolidating financial information through compliance with the roles and responsibilities described above and through increased monitoring during the preparation and supervision phases before final authorization of this information for its release.

•	In 2006, we also implemented and performed additional analyses and other post-closing procedures to ensure that our consolidated financial statements are prepared in accordance with Mexican FRS.

PEMEX’s management has concluded that the actions taken above have remediated the previously reported material weakness in its internal control over financial reporting. Accordingly, PEMEX’s management believes that the financial statements included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Changes in Internal Control over Financial Reporting

The activities noted above with respect to the remediation of the material weakness represent changes in our internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

We do not currently have an audit committee of our Board of Directors. Thus, the entire Board of Directors of Pétroleos Mexicanos is presently acting as our audit committee as specified by Section 3(a)(58)(B) of the Exchange Act. We believe that the members of our Board of Directors have sufficient financial and other experience to perform their acting responsibilities as members of the audit committee. Notwithstanding the board members’ financial and other experience, the audit committee does not include a “financial expert” as that term is strictly defined in the rules promulgated under the Sarbanes-Oxley Act of 2002. Further, we do not have the power to appoint a financial expert to our board as the members of the boards of directors, except for those selected by the Union, serve subject to the discretion of the President of Mexico. See “Item 6—Directors, Senior Management and Employees.” Because we do not have securities listed or quoted on a U.S. exchange, we are not required to comply with the independence requirements established by Rule 10A-3 of the Exchange Act. However, we are voluntarily considering the establishment of an independent audit committee as part of our efforts to implement best practices in corporate governance.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Ethics applies to our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Pétroleos Mexicanos, the subsidiary entities and the subsidiary companies. Our Code of Ethics is available on our website at http://www.pemex.com. If we amend the provisions of our Code of Ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, S.C. during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005		2006
	(in thousands of nominal pesos)

Audit fees	Ps.	31,468	Ps.	29,831
Audit-related fees		813		791
Tax fees		2,086		2,429
Other fees		0		22,303

Total fees	Ps.	34,367	Ps.	55,354

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

Other fees in the above table are fees billed by PricewaterhouseCoopers, S.C. related to the review of our internal control structure as part of our preparation to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit Committee Approval Policies and Procedures

In accordance with Mexican regulations for governmental entities such as PEMEX, the SFP appoints the external auditors of Petróleos Mexicanos and the subsidiary entities through a competitive bidding process on an annual basis to audit our financial statements in accordance with the Mexican Financial Reporting Standards applicable to Mexican public sector entities. The auditors selected by the SFP to audit these financial statements subsequently audit financial statements in accordance with Mexican FRS, including their reconciliation to U.S. GAAP. The Board of Directors of Petróleos Mexicanos reviews and ratifies the engagement of the external auditors by the SFP.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages   F-1 through F-105, incorporated herein by reference.

Item 19.	Exhibits.

Documents filed as exhibits to this Form 20-F:

1.1	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 1, 1994 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.2	Reglamento de la Ley Orgánica de Petróleos Mexicanos (Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.3	Reglamento de Gas Natural (Natural Gas Regulation), effective November 9, 1995 together with an English translation (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 1996 and incorporated by reference herein).
1.4	Decreto por el que se Reforma la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Decree that Amends the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), effective November 14, 1996 (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1997 and incorporated by reference herein).
1.5	Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
1.6	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation) (previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).
1.7	Decreto por el que se adicionan dos párrafos al artículo 6o. de la Ley Reglamentaria del artículo 27 Constitucional en el Ramo del Petróleo y se reforma el tercer párrafo y adiciona un último párrafo al artículo 3[o] de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Decree that adds two paragraphs to Article 6 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs and amends the third paragraph and adds a last paragraph to Article 3 of the Organic Law of Petróleos Mexicanos and Subsidiary Entities) together with an English translation, effective January 13, 2006 (previously filed as Exhibit 1.7 to Petroleós Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 2006 and incorporated by reference herein).
2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
2.2	Indenture, dated August 7, 1998, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).
2.3	Indenture, dated July 15, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on August 23, 1999 and incorporated by reference herein).

2.4	Indenture, dated July 31, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on September 29, 1999 and incorporated by reference herein).
2.5	Indenture, dated as of July 31, 2000, among Pemex Project Funding Master Trust, Petróleos Mexicanos and Bankers Trust (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
2.6	Indenture, dated as of February 3, 2003, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 4.7 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-102993) on February 12, 2003 and incorporated by reference herein).
2.7	Indenture, dated as of December 30, 2004 among Pemex Project Funding Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).
2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Bankers Trust, dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).
2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).
2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).
2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).
2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex Project Funding Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróelos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex Project Funding Master Trust, (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).
2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
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

PETRÓLEOS MEXICANOS

By:	/s/ Esteban Levin Balcells
Name: Esteban Levin Balcells
Title: Chief Financial Officer

Date: July 2, 2007

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, Mexico, June 29, 2007

To the General Comptroller’s Office
and the Board of Directors of
Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively, “PEMEX”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in México and with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the consolidated financial statements. An audit also includes assessing the standards of financials information used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2l. to the consolidated financial statements, effective January 1, 2005, PEMEX adopted the amendments to Bulletin D-3, “Labor Obligations”, issued by the Mexican Institute of Public Accountants (“MIPA”), which establishes the rules for valuation and recording of liabilities arising from other severance payments paid to employees upon dismissal. As of January 1, 2005, the adoption of these amendments resulted in a charge of Ps. 1,376,147,000, which is presented in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

As described in Note 2t. to the consolidated financial statements, effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations”, issued by the MIPA, which establishes the criteria for valuation, recording and disclosure applicable to derivative financial instruments for hedging and to embedded derivatives. As of January 1, 2005, the adoption of these provisions resulted in the recognition of an initial cumulative charge of Ps. 460,675,000, recognized in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

As described in Note 21. to the consolidated financial statements, effective January 1, 2004, PEMEX adopted the amendments to Bulletin D-3, “Labor Obligations”, issued by the MIPA. These amendments set forth additional valuation and disclosure requirements for the recognition of post-retirement obligations. As of January 1, 2004, the adoption of these amendments resulted in the recognition of an initial liability related to prior service costs and a charge to income for 2004, in the amount of Ps. 9,080,142,000, which is presented in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

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

As described in Note 2i. to the consolidated financial statements, Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal”, issued by the MIPA, became effective January 1, 2004. PEMEX calculated an impairment of the value of long-lived assets at January 1 and December 31, 2004, and determined a cumulative effect of Ps. 2,176,369,000 and an impairment charge for the year of Ps. 1,776,861,000, respectively. The initial effect is presented in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards and the impairment charge for the year is presented in the consolidated statements of operations under costs and operating expenses.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX at December 31, 2006 and 2005 and the consolidated results of their operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of said differences is presented in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ Ariadna L. Muñiz Patiño
Ariadna L. Muñiz Patiño
Public Accountant

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS

(Notes 1, 2 and 3)
(In thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars)

	2006		2006		2005
	(Unaudited)

ASSETS:
Current assets:
Cash and cash equivalents (Note 4)	U.S.$	17,340,670	Ps.	188,683,832	Ps.	125,724,053

Accounts, notes receivable and other—Net (Note 5)		12,149,061		132,193,937		122,658,384
Inventories—Net (Note 6)		5,497,228		59,815,339		52,632,561
Derivative financial instruments (Note 10)		388,825		4,230,800		3,614,378

		18,035,114		196,240,076		178,905,323

Total current assets		35,375,784		384,923,908		304,629,376

Investments in shares (Note 8)		2,901,762		31,574,076		27,642,009
Properties, plant and equipment—Net (Note 7)		65,296,223		710,488,205		669,307,823
Intangible asset derived from the actuarial computation of labor obligations (Note 11)		6,775,467		73,723,853		79,770,331
Other assets—Net		369,858		4,024,414		3,468,416

Total assets	U.S.$	110,719,094	Ps.	1,204,734,456	Ps.	1,084,817,955

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 9)	U.S.$	5,867,155	Ps.	63,840,513	Ps.	37,558,056
Suppliers		3,286,353		35,758,809		32,215,474
Accounts and accrued expenses payable		1,292,476		14,063,436		10,803,337
Taxes payable		3,986,411		43,376,135		70,761,756
Derivative financial instruments (Note 10)		1,184,422		12,887,695		19,804,143

Total current liabilities		15,616,817		169,926,588		171,142,766

Long-term liabilities:
Long-term debt (Note 9)		46,454,780		505,474,457		521,923,673
Reserve for dismantlement and abandonment activities, sundry creditors and others (Note 2h. and 2j.)		2,791,233		30,371,411		26,762,274
Reserve for retirement payments, pensions and seniority premiums (Note 11)		41,777,191		454,577,611		390,890,192
Deferred taxes (Note 2y.)		407,189		4,430,625		2,057,891

Total long-term liabilities		91,430,393		994,854,104		941,634,030

Total liabilities		107,047,210		1,164,780,692		1,112,776,796

Commitments and contingencies (Notes 12 and 13)
EQUITY (Note 14):
Certificates of Contribution “A”		8,587,941		93,445,382		93,445,382

Mexican Government increase in equity of Subsidiary Entities		11,806,608		128,467,704		81,505,115
Surplus in restatement of equity		14,162,370		154,100,745		150,183,353
Effect on equity from labor obligations		(4,280,485)		(46,575,957)		(28,387,730)
Derivative financial instruments		(156,096)		(1,698,482)		(6,781,520)

Accumulated losses:
From prior years		(30,607,279)		(333,037,804)		(238,549,139)
Net income (loss) for the year		4,158,825		45,252,176		(79,374,302)

		(26,448,454)		(287,785,628)		(317,923,441)

Total equity (deficit)		3,671,884		39,953,764		(27,958,841)

Total liabilities and equity (deficit)	U.S.$	110,719,094	Ps.	1,204,734,456	Ps.	1,084,817,955

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Notes 1, 2 and 3)
(In thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars)

	2006		2006		2005		2004
	(Unaudited)

Net sales:
Domestic	U.S.$	50,247,035	Ps.	546,737,992	Ps.	525,582,776	Ps.	482,783,367
Export		47,399,757		515,756,752		440,700,886		348,985,898

		97,646,792		1,062,494,744		966,283,662		831,769,265
Other revenues—Net		6,409,473		69,741,475		12,316,876		11,993,307

Total revenues		104,056,265		1,132,236,219		978,600,538		843,762,572

Costs of sales and operating expenses:
Cost of sales		37,046,731		403,105,475		375,816,940		283,969,084
Transportation and distribution expenses		2,207,406		24,018,790		22,798,899		18,896,087
Administrative expenses		4,964,809		54,022,083		48,697,351		39,466,726

Total cost and operating expenses		44,218,946		481,146,348		447,313,190		342,331,897

Comprehensive financing cost:
Interest—Net		(3,205,953)		(34,883,974)		(39,997,445)		(24,862,817)
Exchange (loss) gain—Net		(218,829)		(2,381,079)		18,342,105		(3,731,785)
Gain on monetary position		1,312,595		14,282,349		16,994,452		21,016,352

		(2,112,187)		(22,982,704)		(4,660,888)		(7,578,250)

Income before taxes, duties and cumulative effect of adoption of new accounting standards		57,725,133		628,107,167		526,626,460		493,852,425

Taxes and duties (Note 17):
Hydrocarbon extraction duties and others		51,994,678		565,754,090		518,570,670		412,208,362
Excess gain duties		728,415		7,925,886		58,664,538		36,980,005
Hydrocarbon income tax		435,328		4,736,803		2,057,889		—
Income tax		407,886		4,438,212		3,837,429		2,001,458
Special tax on production and services (IEPS Tax)		—		—		21,033,414		58,819,245

		53,566,307		582,854,991		604,163,940		510,009,070

Cumulative effect of adoption of new accounting standards (Notes 2i., 2l. and 2t.)		—		—		(1,836,822)		(11,256,511)

Net income (loss) for the year	U.S. $	4,158,825	Ps.	45,252,176	(Ps.	79,374,302)	(Ps.	27,413,156)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1, 2 and 14)
(In thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars)

					Mexican
					Government
					increase						Retained earnings
	Certificates of		Surplus in		in equity of		Derivative		Effect on equity		(Accumulated losses)
	Contribution		restatement		Subsidiary		financial		from labor		From prior
	‘‘A”		of equity		Entities		instruments		obligations		years		For the year		Total

Balances at December 31, 2003	Ps.	93,445,382	Ps.	147,324,248	Ps.	—	Ps.	—	Ps.	—	(Ps.	142,930,294)	(Ps.	45,969,705)	Ps.	51,869,631
Transfer to prior years’ accumulated losses												(45,969,705)		45,969,705		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 12, 2004												(11,169,118)				(11,169,118)
Increase in equity of the Subsidiary Entities made by the Mexican Government						35,092,223										35,092,223
Comprehensive (loss) for the year (Note 15)				(5,028,681)						(7,500,232)				(27,413,156)		(39,942,069)

Balances at December 31, 2004		93,445,382		142,295,567		35,092,223		—		(7,500,232)		(200,069,117)		(27,413,156)		35,850,667
Transfer to prior years’ accumulated losses												(27,413,156)		27,413,156		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 18, 2005												(11,066,866)				(11,066,866)
Increase in equity of the Subsidiary Entities made by the Mexican Government						46,412,892										46,412,892
Comprehensive income (loss) for the year (Note 15)				7,887,786				(6,781,520)		(20,887,498)				(79,374,302)		(99,155,534)

Balances at December 31, 2005		93,445,382		150,183,353		81,505,115		(6,781,520)		(28,387,730)		(238,549,139)		(79,374,302)		(27,958,841)
Transfer to prior years’ accumulated losses												(79,374,302)		79,374,302		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 18, 2006												(15,798,732)				(15,798,732)
Increase in equity of the Subsidiary Entities made by the Mexican Government						46,962,589										46,962,589
Comprehensive income (loss) for the year (Note 15)				3,917,392				5,083,038		(18,188,227)		684,369		45,252,176		36,748,748

Balances at December 31, 2006	Ps.	93,445,382	Ps.	154,100,745	Ps.	128,467,704	(Ps.	1,698,482)	(Ps.	46,575,957)	(Ps.	333,037,804)	Ps.	45,252,176	Ps.	39,953,764

Unaudited	U.S.$	8,587,941	U.S.$	14,162,370	U.S.$	11,806,608	U.S. $	156,096	U.S.$	4,280,485	U.S.$	30,607,279	U.S.$	4,158,825	U.S.$	3,671,884

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

(In thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars)

	2006		2006		2005		2004
	(Unaudited)

Operating activities:
Net income (loss) for the year	U.S.	$4,158,825	Ps.	45,252,176	(Ps.	79,374,302)	(Ps.	27,413,156)
Charges to operations not requiring the use of funds:
Depreciation and amortization		5,816,837		63,293,005		54,930,519		45,051,417
Reserve for retirement payments, pensions and indemnities		6,598,162		71,794,590		61,476,707		57,042,564
Deferred taxes		80,085		871,405		2,057,891		—
Impairment		62,289		677,770		1,380,787		3,953,224

		16,716,198		181,888,946		40,471,602		78,634,049
Variances in:
Accounts, notes receivable and other		(876,349)		(9,535,554)		9,570,646		(52,816,711)
Inventories		(237,204)		(2,581,018)		(6,291,227)		(7,375,692)
Intangible asset derived from the actuarial computation of labor obligations and other assets		504,593		5,490,480		5,555,094		35,376,579
Suppliers		325,644		3,543,335		6,063,519		(11,783,951)
Accounts payable and accrued expenses		299,614		3,260,099		(13,798,982)		16,300,683
Taxes payable		(2,378,852)		(25,884,292)		23,305,385		6,011,174
Reserve for dismantlement and abandonment activities, sundry creditors and others		331,692		3,609,139		(1,160,193)		5,623,264
Effect on equity from labor obligations		(1,671,558)		(18,188,227)		(20,887,498)		(7,500,232)
Reserve for retirement payments, pensions and indemnities and others		(745,076)		(8,107,171)		1,191,910		(52,032,817)
Derivative financial instruments		(225,148)		(2,449,832)		16,189,765		—

Funds provided by operating activities		12,043,554		131,045,905		60,210,021		10,436,346

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government		(1,451,956)		(15,798,732)		(11,066,866)		(11,169,118)
Debt—Net		903,707		9,833,241		63,504,986		63,768,535
Increase in equity of Subsidiary Entities		4,316,018		46,962,589		46,412,892		35,092,223
Sale of future accounts receivable		—		—		(39,391,090)		(6,366,787)

Funds provided by financing activities		3,767,769		40,997,098		59,459,922		81,324,853

Investing activities:
Increase in fixed assets—Net		(9,663,740)		(105,151,157)		(86,332,173)		(83,450,801)
(Increase) decrease in investment in shares		(361,370)		(3,932,067)		1,130,740		—

Funds used in investing activities		(10,025,110)		(109,083,224)		(85,201,433)		(83,450,801)

Net increase in cash and cash equivalents		5,786,213		62,959,779		34,468,510		8,310,398
Cash and cash equivalents at beginning of the year		11,554,457		125,724,053		91,255,543		82,945,145

Cash and cash equivalents at end of the year	U.S.	$17,340,670	Ps.	188,683,832	Ps.	125,724,053	Ps.	91,255,543

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

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

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities by the Organic Law, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain work.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

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

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by Article 3 of the Organic Law, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, “Subsidiary Companies” include those companies listed in Note 2c. below, which are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the “Master Trust”), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos) (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt in guaranteed by Petróleos Mexicanos (“RepCon Lux”) and (e) effective July 1, 2005, Pemex Finance, Ltd. (“ Pemex Finance”).

Petróleos Mexicanos also guarantees the debt of the Master Trust. This guarantee, when taken together with the Indenture pursuant to which the Master Trust issues debt securities, the Trust Agreement constituting the Master Trust, and Petróleos Mexicanos’ obligations to pay all fees and expenses of the Master Trust, constitutes a full and unconditional guarantee by Petróleos Mexicanos of the Master Trust’s obligations under its debt securities.

“Non-consolidated subsidiary companies,” as used herein, means those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note, that are not consolidated and are accounted for under the cost method or equity method (see Note 2).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as “PEMEX.”

On September 14, 2004, the authorities authorized the procedures to merge Pemex-Petrochemicals and its subsidiaries. At an extraordinary Board of Directors’ meeting on February 9, 2006, the merger was formalized with Pemex-Petrochemicals as the surviving company, which acquired the rights and obligations of its merged subsidiaries on April 30, 2006, while the subsidiary companies became petrochemical complexes operating as part of the surviving entity. The foregoing had no effect on the preparation of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 2—	SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, are summarized below:

a.	Accounting basis for the preparation of financial information

The accompanying consolidated financial statements for the years ended December 31, 2002, 2003, 2004 and 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”). Our consolidated financial statements for the year ended December 31, 2006 were prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards or “Mexican FRS” or “NIFs”), which replaced Mexican GAAP. NIFs are promulgated by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board or “CINIF”). In this document, unless otherwise stated, we use the term Mexican FRS to mean (1) Mexican GAAP for periods ending prior to January 1, 2006 and (2) NIF for periods ending on or after January 1, 2006.

Effective June 1, 2004, the CINIF assumed responsibility for setting the accounting and reporting standards in México. As part of this responsibility, during 2004 and 2005, the CINIF issued several NIFs, which became effective on January 1, 2006.

The main objective of Mexican FRS is to achieve the maximum possible harmonization and convergence of Mexican accounting and reporting standards and regulatory practices with Normas Internacionales de Infomación Financiera (International Financial Reporting Standards or “IFRS”).

The Mexican FRS hierarchy, in effect as of January 1, 2006, is as follows:

•	The NIFs and the CINIF’s interpretation of the NIFs;

•	the bulletins previously issued by the Comisión de Principios de Contabilidad (Accounting Principles Commission or “CPC”) of the Instituto Mexicano de Contadores Publicos (Mexican Institute of Public Accountants, or “MIPA”), to the extent that they have not been modified, superseded or replaced by the new NIFs; and

•	IFRS when applicable, which supplement the NIFs.

The circulars issued by the CPC will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by new NIFs.

On June 27, 2007, the Accounting Management of Petróleos Mexicanos approved these consolidated financial statements and their notes for release.

b.	Effects of inflation on the financial information

PEMEX recognizes the effects of inflation in accordance with Governmental Standard (“NG”) 06-BIS “A” Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10 of Mexican FRS, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”). All periods presented herein are presented in accordance with Bulletin B-10.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The recognition of the effects of inflation in accordance with Bulletin B-10 consists of, among other things, the restatement of non-monetary assets using inflation factors based on the Mexican National Consumer Price Index (“NCPI”) (including the restatement of fixed assets with consideration of value in use), the recognition in the consolidated statement of operations of comprehensive financing cost (including the determination of gains or losses in monetary position), the restatement of equity accounts and the presentation of the financial statements for all periods in constant pesos with purchasing power at the latest balance sheet date. Consequently, the amounts shown in the accompanying financial statements and these notes are expressed in thousands of constant Mexican pesos as of December 31, 2006. The December 31, 2006 restatement factors applied to the consolidated financial statements at December 31, 2005 and 2004 were 4.05% and 7.38%, respectively, which correspond to inflation from January 1, 2006 and 2005 through December 31, 2006, respectively, based on the NCPI.

c.	Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI”); P.M.I. Trading Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc.; P.M.I. Holdings Petróleos España (“HPE”); P.M.I. Holdings B.V.; P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company AG; Integrated Trade Systems, Inc.; P.M.I. Marine Ltd; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc.; Mex Gas International, Ltd.; the Master Trust; Fideicomiso F/163; RepCon Lux and, effective July 1, 2005, Pemex Finance.

Effective July 1, 2005, Petróleos Mexicanos entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance. As a result, the financial results of Pemex Finance have been consolidated into these financial statements of Petróleos Mexicanos since that date. Consequently, sales of accounts receivable by Pemex Finance have been reclassified as documented debt (see Note 9). The consolidation of Pemex Finance has not had a material effect on the consolidated financial statements of PEMEX as of December 31, 2006. The debt issued by Pemex Finance is included in PEMEX’s debt as of December 31, 2005 and 2006, while at December 31, 2004, the balances between PEMEX and Pemex Finance were presented with the line item “Sale of future accounts receivable.”

The financial statements of foreign Subsidiary Companies classified as integrated foreign operations, as defined by Mexican FRS, are translated into Mexican pesos on the following basis: a) monetary items, at the rate of exchange in effect at the close of the period; b) non-monetary items, at the historical exchange rate; c) income and expense items, at the average exchange rate for each month in the period; and d) the effect of changes in exchange rates is recorded in comprehensive financing cost. The financial statements in pesos are restated at the close of the period in accordance with the provisions of Bulletin B-10.

The financial statements of other foreign Subsidiary Companies are translated using the exchange rate effective at year end for all items in the balance sheets as of December 31, 2006 and 2005 and the average exchange rate for income and expense items for the years ended December 31, 2006, 2005 and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

2004. The effects of changes in the applicable exchange rates are included directly in stockholders’ equity as “Surplus in restatement of equity.”

Certain non-material subsidiary companies are not consolidated and are accounted for under the cost method or the equity method.

d.	Long-term productive infrastructure projects (PIDIREGAS)

The investment in long-term productive infrastructure projects (“PIDIREGAS”) and related liabilities are initially recorded in accordance with NG-09-B, applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration), which mandates recording only liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. All effects of NG-09-B are therefore excluded.

The main objective of the Master Trust and of Fideicomiso F/163 is to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose.

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

Under the successful efforts method of accounting for oil and gas exploration costs, exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

Management makes annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

f.	Marketable securities

Marketable securities include investments in debt and equity securities and have been classified on the basis of their intended use at the date of acquisition as debt instruments to be held to

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

maturity, financial instruments for trading and financial instruments available for sale. These financial instruments are initially recorded at acquisition cost, and are subsequently valued as follows (see Note 10):

i.	Debt instruments to be held to maturity are valued at acquisition cost and are subsequently reduced by the amortization of any premiums or increased by the amortization of any discounts over the term of the debt instrument, in proportion to the outstanding balance. Any loss in value is recognized in the statement of operations at the end of each period.

ii.	Financial instruments held for trading and available for sale are valued at fair value, which is similar to market value. The fair value is the value at which a financial asset can be exchanged or a financial liability can be liquidated between interested and willing parties in an arm’s-length transaction. The effect of the valuation of financial instruments is recorded in income for the year.

g.	Inventory valuation

Inventories are valued as follows:

I.	Crude oil and its derivatives thereof for export: at net realizable value, determined on the basis of average export prices at December 31, 2006 and 2005, less a provision for distribution expenses and shrinkage.

II.	Crude oil and its derivatives thereof for domestic sale: at cost, as calculated based on net realizable international market prices.

III.	Materials, spare parts and supplies: at the last purchase price.

IV.	Materials in transit: at acquisition cost.

h.	Properties, plant and equipment

PEMEX’s assets are initially recorded at acquisition or construction cost. Interest pertaining to fixed assets in the construction or installation phase is capitalized as part of the asset cost. As of December 31, 2006 and 2005, these assets are expressed at their inflation restated value, determined by applying factors computed from the NCPI.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. Depreciation rates are applied to

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

the inflation restated value of the assets. Asset depreciation begins the month after the asset is placed into service. The depreciation rates used by PEMEX are as follows:

	%	Years

Buildings	3	33
Plants and drilling equipment	3 – 5	20 – 33
Furniture and fixtures	10	10
Offshore platforms	4	25
Transportation equipment	4 – 20	5 – 25
Pipelines	4	25
Software/computers	10 – 25	4 – 10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production (“UOP”) method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field’s total proved developed reserves.

The Reglamento de Trabajos Petroleros (“Petroleum Works Law”) provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost has been recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 2i. and 7).

i.	Impairment of the value of long-lived assets

Effective January 1, 2004, PEMEX adopted Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal,” issued by the MIPA (“Bulletin C-15”). PEMEX recognized impairment in the value of long-lived assets as of January 1, 2004 and for the year ended December 31, 2004 with an initial effect of adoption and a subsequent impairment charge for the year of Ps. 2,176,369 and Ps. 1,776,861, respectively. The initial adoption effect was presented in the consolidated statement of operations of 2004 as a

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

cumulative effect of adoption of a new accounting standard, and, starting in 2005, any impairment of assets is presented in the consolidated statement of operations within costs and operating expenses.

PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable. In order to analyze impairment, PEMEX makes a comparison, for each of the cash-generating units, of the book value of the long-lived assets and the estimated future value (discounted) of the cash flows to be generated by such long-lived assets. If the book value of the long-lived assets exceeds the estimated recoverable value, a charge is made to income for the period for an impairment loss. This calculation is made at the end of each fiscal year, and in accordance with Bulletin C-15, the impairment recorded can be reversed in subsequent periods if the subsequent impairment analysis does not indicate a loss in such future periods (see Note 7).

j.	Liabilities, provisions, contingent assets and liabilities and commitments

PEMEX’s liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will likely require the use of economic resources in an amount that is estimable. These provisions have been recorded, based on management’s best estimate of the amount needed to satisfy the liability; however, actual results could differ from the provisions recognized.

k.	Foreign currency balances and transactions

Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day on which the transactions are entered. Monetary assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or “SHCP”). Foreign exchange losses and gains are charged and credited, respectively, to income. This resulted in net exchange gains (losses) credited (charged) to income of Ps. (2,381,079), Ps. 18,342,105 and Ps. (3,731,785) in 2006, 2005 and 2004, respectively.

l.	Retirement benefits, pensions and seniority premiums

In accordance with the Ley Federal del Trabajo (“Federal Labor Law”) and pursuant to collective bargaining agreements, seniority premium benefits to which every employee is entitled upon termination of employment, and the pension obligations arising from the employee retirement plans, to which employees do not contribute, are recorded at the cost of the year in which employees rendered services in accordance with actuarial valuations that use the projected unit-credit method. PEMEX includes the effect of its labor obligations in these consolidated financial statements in accordance with the standards established by Bulletin D-3, “Labor Obligations” (“Obligaciones Laborales”) of Mexican FRS issued by the MIPA (“Bulletin D-3”).

Beginning on January 1, 2005, PEMEX adopted the amendments of Bulletin D-3, which provide additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal. The adoption of these provisions resulted in the recognition of an initial liability related to prior service costs in the amount of Ps. 1,376,147 and a charge to income upon adoption for the same amount, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Effective January 1, 2004, PEMEX adopted the amendments to Bulletin D-3 related to the valuation, presentation and recording of the recognition of remuneration for other post-retirement benefits. The adoption of these provisions resulted in the recognition of an initial cumulative effect for the recognition of prior services remuneration for other post-retirement benefits as of January 1, 2004 in an amount equal to Ps. 9,080,142, which was recorded as a charge to income and presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

The plan for other post-retirement benefits includes support given in the form of cash to retired personnel and their dependents for gas, gasoline and basic supplies, as well as medical services (see Note 11).

m.	Equity

Certificates of Contribution “A,” the Mexican Government increase in equity of Petróleos Mexicanos and the Subsidiary Entities, accumulated losses and other equity accounts represent the value of these items stated in terms of purchasing power at the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

n.	Surplus in the restatement of equity

The surplus in the restatement of equity at December 31, 2006 and 2005 is composed of the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date.

o.	Result on monetary position

The result on monetary position represents the gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in Mexican pesos of purchasing power as of the most recent balance sheet date. The inflation rates were 4.05%, 3.33% and 5.19%, in 2006, 2005 and 2004, respectively. Monetary position losses and gains are charged and credited, respectively, to income.

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

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (“Income Tax Law”) or the Ley del Impuesto al Activo (“Asset Tax Law”). Some of the Subsidiary Companies are subject to

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

the Income Tax Law and Asset Tax Law. Petróleos Mexicanos, the Subsidiary Entities and some of the Subsidiary Companies are also subject to the Impuesto al Valor Agregado (Value Added Tax, or “VAT”) (see Note 17).

r.	Special Tax on Production and Services (IEPS Tax)

The IEPS Tax charged to customers is a tax on the domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold. If the retail price to PEMEX customers is below international prices, a negative IEPS tax rate results due to the subsidy given to PEMEX customers. Until December 31, 2005, the IEPS Tax collected from customers was presented as part of “Net domestic sales,” and the payment to the Government was deducted after “Income before taxes on production and services, and cumulative effect of adoption of new accounting standards”. Until December 31, 2005, negative IEPS Tax, when generated, was absorbed by PEMEX. However, on January 1, 2006 the new Federal Revenue Law became effective, which allows PEMEX to offset the negative IEPS Tax against IEPS Tax payable and other taxes and duties payable by PEMEX (see Note 17).

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

t.	Derivative financial instruments and hedging operations

Effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” issued by the MIPA (“Bulletin C-10”), which provides expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments, including instruments designed as hedges and embedded derivatives. The adoption of these provisions resulted in the recognition of an initial cumulative effect of a charge to comprehensive loss in equity of Ps. 6,824,799 and a charge to income for the year of Ps. 460,675, which is presented in the consolidated statement of operations as part of the cumulative effect of the adoption of new accounting standards.

As of December 31, 2006 and 2005, derivative financial instruments shown in the balance sheet are valued at fair value, in accordance with the rules established by Bulletin C-10 (see Note 10).

u.	Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or of both, are recorded at the time of issuance as a liability, equity or as both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses pertaining to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing cost. The distribution of profits to the owners of the components of financial instruments classified as equity is charged directly to an

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

equity account. As of December 31, 2006 and 2005, PEMEX did not have any financial instruments issued with characteristics of both equity and liabilities.

v.	Use of estimates

The preparation of the financial statements requires the use of estimates. PEMEX’s management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements. Actual results could differ from those estimates.

w.	Comprehensive income (loss)

Comprehensive income (loss) represents the sum of net income (loss) for the period plus the effect of inflation restatement, the net effect of exchange rate fluctuations, the effect of the valuation of financial instruments designated as cash flow hedges, the equity effect of the labor reserve and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors (see Note 15).

x.	Comprehensive financing cost

Comprehensive financing cost includes all types of financial gains or losses resulting from the real cost of financing in an inflationary environment, such as net interest income and expenses, (including the effects of valuation on financial instruments), net foreign exchange gains or losses and net gains or losses on monetary positions.

y.	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method of accounting with a comprehensive approach, which consists of the recognition of deferred taxes for operating loss and credit carry forwards and the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advance customer payments, liability provisions and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities based on concepts similar to those discussed above (see Note 17).

z.	Convenience translation

United States dollar (“U.S. dollar”) amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2006 of 10.881 pesos per one U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 3—	FOREIGN CURRENCY POSITION:

At December 31, 2006 and 2005, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies (which are translated into Mexican pesos at the 2006 and 2005 year-end exchange rates listed below):

	Amounts in foreign currency
	(Thousands)
			Asset (liability)	Year-end
	Assets	Liabilities	position	Exchange rate	Amounts in pesos

2006:
U.S. dollars	20,872,208	(46,944,810)	(26,072,603)	10.8810	(Ps. 283,695,983)
Japanese yen	—	(150,040,948)	(150,040,948)	0.0913	(13,698,738)
Pounds sterling	711	(401,812)	(401,101)	21.3061	(8,545,898)
Euros	23,635	(4,201,854)	(4,178,219)	14.3248	(59,852,151)
Swiss Francs	562,443	(443,338)	119,105	8.9064	1,060,797

Total liability position, before foreign currency hedging (Note 10)					(Ps. 364,731,973)

	Amounts in foreign currency
	(Thousands)
			Asset (liability)	Year-end
	Assets	Liabilities	position	Exchange rate	Amounts in pesos

2005:(1)
U.S. dollars	14,621,145	(37,879,912)	(23,258,767)	10.7777	(Ps. 250,676,013)
Japanese yen	—	(144,171,281)	(144,171,281)	0.0914	(13,177,255)
Pounds sterling	262	(453,455)	(453,193)	18.5247	(8,395,264)
Euros	4,732	(4,240,207)	(4,235,475)	12.7080	(53,824,416)
Austrian shillings	—	(86)	(86)	8.1744	(703)
Swiss francs	—	(41)	(41)	8.1779	(335)
Canadian dollars	2	—	2	9.2330	18

Total liability position, before foreign currency hedging (Note 10)					(Ps. 326,073,968)

(1)	The figures of December 31, 2005 in pesos are stated in thousands of Mexican pesos as of December 31, 2005 purchasing power (nominal value).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 4—	CASH AND CASH EQUIVALENTS:

At December 31, cash and cash equivalents were as follows:

	2006		2005

Cash on hand and in banks	Ps.	92,291,206	Ps.	46,380,413
Marketable securities(1)		96,392,626		79,343,640

	Ps.	188,683,832	Ps.	125,724,053

(1)	Market securities include high liquid and low risk investments with maturities of three months or shorter.

NOTE 5—	ACCOUNTS, NOTES RECEIVABLE AND OTHER:

At December 31, accounts, notes receivable and other receivables were as follows:

	2006		2005

Sales-domestic	Ps.	33,471,153	Ps.	36,456,907
Sales-export		18,914,468		13,421,256
Negative IEPS Tax pending to be credited (Note 17)		12,888,490		—
Advance payments to Mexican Government of minimum guaranteed dividends (Note 14)		259,245		15,902,901
Specific funds—Trade Commission (Note 14)		34,300,437		27,939,631
Employees and officers		3,059,881		2,836,782
Hydrocarbon excess extraction duties payment		1,450,653		—
Other accounts receivable(1)		30,426,900		28,712,207

		134,771,227		125,269,684
Less allowance for doubtful accounts		(2,577,290)		(2,611,300)

	Ps.	132,193,937	Ps.	122,658,384

(1)	Other accounts receivable include miscellaneous items such as sundry debtor accounts and other recoverable taxes.

NOTE 6—	INVENTORIES:

At December 31, inventories were as follows:

	2006		2005

Crude oil, refined products, derivatives and petrochemical products	Ps.	54,738,456	Ps.	45,884,931
Materials and supplies in stock		6,431,400		5,751,079
Materials and products in transit		289,250		2,758,264

		61,459,106		54,394,274
Less allowance for slow-moving and obsolete inventory		(1,643,767)		(1,761,713)

	Ps.	59,815,339	Ps.	52,632,561

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 7—	PROPERTIES, PLANT AND EQUIPMENT:

At December 31, components of properties and equipment were as follows:

	2006		2005

Plants	Ps.	344,419,538	Ps.	332,328,082
Pipelines		268,770,356		252,562,684
Wells		397,573,306		350,004,307
Drilling equipment		21,553,774		21,944,422
Buildings		40,681,076		40,452,191
Offshore platforms		134,179,581		119,387,232
Furniture and equipment		33,548,608		32,376,054
Transportation equipment		13,500,746		13,567,567

		1,254,226,985		1,162,622,539
Less:
Accumulated depreciation and amortization		(668,178,314)		(608,705,704)

		586,048,671		553,916,835
Land		40,637,328		41,233,532
Construction in progress		83,029,129		73,469,717
Fixed assets to be disposed of		773,077		687,739

Total	Ps.	710,488,205	Ps.	669,307,823

a)	For the years ended December 31, 2006, 2005 and 2004, interest costs associated with fixed assets in the construction or installation phase that were capitalized as part of those assets totaled Ps. 6,742,842, Ps. 5,340,243 and Ps. 4,666,343, respectively.

b)	Depreciation of assets and amortization of wells for the periods ended December 31, 2006, 2005 and 2004 recorded in operating costs and expenses were Ps. 63,293,005, Ps. 54,930,519 and Ps. 45,051,417, respectively, which included Ps. 489,944, Ps. 1,321,071 and Ps. 337,914, respectively, related to dismantlement and abandonment costs.

c)	As of December 31, 2006 and 2005, the capitalized provision related to dismantlement and abandonment costs, net of accumulated amortization and determined based on the present value (discounted) of the projected cost, was Ps. 10,045,696 and Ps. 10,348,721, respectively.

d)	As of December 31, 2006 and 2005, PEMEX has recognized cumulative impairment charges in the value of the long-lived assets amounting to Ps. 14,065,107 and Ps. 13,387,337, respectively. Impairment for the periods ended December 31, 2006, 2005 and 2004 recorded in operating costs and expenses was Ps. 677,770, Ps. 1,380,787 and Ps. 3,953,244, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 8—	INVESTMENT IN SHARES:

The investments in affiliated and other companies’ shares, which are unconsolidated, were as follows:

	Percentage of	Carrying value at December 31,
	Investment	2006		2005

Repsol YPF, S.A.(1)	5.00	Ps.	22,352,585	Ps.	19,320,068
Deer Park Refining Limited(2)	50.00		5,710,242		5,566,888
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.(2)	100.00		1,070,406		1,064,134
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.(2)	49.00		152,782		20,340
Other			2,288,061		1,670,579

Total investments		Ps.	31,574,076	Ps.	27,642,009

(1)	Securities available for sale.
(2)	Accounted for using equity method.

PEMEX owned 59,404,128 and 58,935,349 shares of Repsol YPF, S.A. at December 31, 2006 and 2005, respectively, which were valued at their market price.

PMI NASA has a 50% joint venture with Shell Oil Company, in which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method of accounting. During 2006, 2005 and 2004, PEMEX recorded Ps. 5,974,974, Ps. 5,786,677 and Ps. 3,475,161 of profits, respectively, related to its interest in the joint venture, which has been recorded in the line item “Other revenues” in the statement of operations. In 2006, 2005 and 2004, PEMEX paid the joint venture Ps. 10,677,602, Ps. 10,353,421 and Ps. 8,212,954, respectively, for the processing of crude oil.

NOTE 9—	DEBT:

Petróleos Mexicanos and the Master Trust have individual credit lines with U.S. $194,698 and U.S. $1,627,704, respectively, available as of December 31, 2006 in addition to a revolving line of credit in the amount of U.S. $2,500,000 that may be utilized by either Petróleos Mexicanos or the Master Trust, of which the full amount was available to be drawn as of December 31, 2006.

In 2006, significant financing activities of Petróleos Mexicanos were as follows:

a.	Petróleos Mexicanos obtained U.S. $56,241 in lines of credit granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2012;

b.	Petróleos Mexicanos drew a total amount of U.S. $3,300,000 under its revolving credit lines. These credit lines may be utilized by Petróleos Mexicanos and the Master Trust;

c.	On February 13, 2006, the Master Trust completed an exchange offer pursuant to which the Master Trust issued notes with a principal amount totaling U.S. $185,310 in exchange for an equal principal amount of notes previously issued by Petróleos Mexicanos, through a reopening of an original exchange offer made in December 2004. As a result of this

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

second exchange, the Master Trust issued new notes and subsequently received cash payments from Petróleos Mexicanos upon the cancellation of the Petróleos Mexicanos notes acquired by the Master Trust. The cash payments were made on the following dates and in the following amounts:

June 1, 2006	U.S.$	41,254
June 2, 2006		54,011
August 3, 2006		90,045

Total	U.S.$	185,310

The portion of the cash payments to be made over time is equal to the difference between the market value of the debt securities and the par value of those securities (the “Inter-Company Premium”). The Inter-Company Premium is payable in five equal annual installments. Interest on the unpaid amount of the Inter-Company Premium accrues from the date of purchase at an annual rate equal to the three-month U.S. dollar LIBOR plus 0.35%, and is payable quarterly in arrears. The 2006 Inter-Company Premium totaled U.S. $21,805.

In November 2006, the 2006 Inter-Company Premium was consolidated into the 2005 Inter-Company Premium (described below in this note) of U.S. $432,349. As a result, the outstanding Inter-Company Premium as of December 31, 2006 is U.S. $367,685 in favor of the Pemex Project Funding Master Trust. During 2006, Petróleos Mexicanos paid the Pemex Project Funding Master Trust U.S. $86,470 of the principal amount of the Inter-Company Premium and U.S. $21,283 of interest on the Inter-Company Premium.

During 2006, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,914,184 (Ps. 20,828,236) and U.S. $4,250,000 (Ps. 46,244,250) by refinancing a syndicated loan in two tranches of U.S. $1,500,000 (Ps. 16,321,500) and U.S. $2,750,000 (Ps. 29,922,750) due in five and seven years, respectively.

b.	On February 2, 2006, the Master Trust reopened two series of notes issued on June 8, 2005 under its Medium-Term Notes Program Series A in two tranches: U.S. $750,000 of 5.75% Notes due 2015, and U.S. $750,000 of 6.625% Notes due 2035, both of which are guaranteed by Petróleos Mexicanos.

c.	The Master Trust drew a total aggregate amount of U.S. $2,250,000 of its revolving credit lines guaranteed by Petróleos Mexicanos. These credit lines may be utilized by Petróleos Mexicanos and the Master Trust.

During 2006, the Fideicomiso F/163 undertook the following financing activity:

On June 16, 2006, Fideicomiso F/163 issued publicly-traded notes (certificados bursatiles) in the amount of Ps. 10,000,000 (in nominal terms), due in seven years, with a monthly interest rate of Tasa de Interés Interbancaria de Equilibrio (the Mexican Interbank Interest Rate or “TIIE”) less 0.07% and guaranteed by Petróleos Mexicanos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

In 2005, significant financing activities were as follows:

a.	Petróleos Mexicanos obtained U.S. $59,882 (Ps. 651,576) in loans from export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2013.

b.	Petróleos Mexicanos issued short-term certificates totaling Ps. 16,000,000 (in nominal terms). All of these short-term certificates, as well as the balance as of December 31, 2004 of Ps. 2,000,000, were repaid during 2005.

c.	On October 26, 2005, Petróleos Mexicanos drew down U.S. $800,000 from its U.S. $1,250,000 syndicated revolving facility in two tranches, each in the amount of U.S. $400,000; these funds were repaid on December 28, 2005.

During 2005, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,617,500 (Ps. 17,600,017) and U.S. $4,250,000 (Ps. 46,244,250) from a syndicated loan.

b.	On February 24, 2005, the Master Trust issued €1,000,000 (Ps. 14,324,800) of 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under its Medium-Term Notes Program, Series A;

c.	On June 8, 2005, the Master Trust issued U.S. $1,500,000 (Ps. 16,321,500) under its Medium-Term Note Program, Series A, in two tranches: U.S. $1,000,000 (Ps. 10,881.000) of 5.75% Notes due 2015 and U.S. $500,000 (Ps. 5,440,500) of 6.625% Notes due 2035, both of which are guaranteed by Petróleos Mexicanos.

d.	On August 31, 2005, the Master Trust issued U.S. $175,000 (Ps. 1,904,175) of Floating Rate Notes due 2008, which bear interest at a rate per annum equal to LIBOR for a period of one, two, three or six months (at the election of the Master Trust), plus 42.5 basis points, and are guaranteed by Petróleos Mexicanos.

e.	On December 1, 2005, the Master Trust issued U.S. $750,000 (Ps. 8,160,750) of Floating Rate Notes due 2012 under its Medium-Term Note Program, Series A, which bear interest at the rate of three month LIBOR plus 60 basis points, and are guaranteed by Petróleos Mexicanos.

In addition, the following financing activities were undertaken during 2005:

a.	During 2005, the Master Trust delivered to Petróleos Mexicanos certain of the debt securities of Petróleos Mexicanos in exchange for cash payments, a portion of which will be made over time, equal to the market value of the relevant debt securities at the time of such delivery. The Master Trust had acquired these debt securities in its December 2004 exchange offer. The cash payments made by Petróleos Mexicanos at the time of acquisition of the debt securities was equal to the par value of such debt securities, plus accrued

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

interest. Set forth below is the date of acquisition of the debt securities, as well as the cash payments made on such date:

	Par value of debt
Date of acquisition	securities

April 29, 2005	U.S.$	803,365
May 20, 2005		678,697
July 6, 2005		826,099

Total	U.S.$	2,308,161

The 2005 Inter-Company Premium totaled U.S. $432,349. The total amount of interest paid by Petróleos Mexicanos on the Inter-Company Premium in 2005 was equal to U.S. $7,224.

b.	In March 2005, the Master Trust obtained a syndicated loan in the amount of U.S. $4,250,000. U.S. $2,020,800 related to new indebtedness, and the remaining U.S. $2,229,200 was used to refinance other syndicated credits.

c.	Of the U.S. $1,500,000 issued by the Master Trust on June 8, 2005, only U.S. $529,800 is considered new indebtedness, as the remaining U.S. $970,200 was used to refinance amounts prepaid under the Funds Derivative Agreement between Pemex-Exploration and Production and the Master Trust, arising from the redemption by Pemex Finance of four series of its outstanding notes in June 2005.

During 2005, the Fideicomiso F/163 undertook the following financing activities:

a.	On February 1, 2005, Fideicomiso F/163 issued, under its expanded Ps. 70,000,000 peso-denominated publicly-traded notes (certificados bursatiles) program, approved by the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission or the “CNBV”), denominated in Unidades de Inversión (Units of Investment, or “UDI”) in the amount of UDI 1,697.6 million (Ps. 6,000,000) (in nominal terms) in the Mexican domestic market, with maturity in 2019, and guaranteed by Petróleos Mexicanos.

b.	On February 11, 2005, Fideicomiso F/163 issued, under its expanded Ps. 70,000,000 peso-denominated publicly-traded notes (certificados bursatiles) program, approved by the CNBV, a total of Ps. 15,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one of Ps. 7,500,000 of its notes due February 11, 2010, bearing interest at the 91-day Certificados de la Tesorería de la Federación (Mexican Government Treasury Bonds or “Cetes”) rate plus 51 basis points; and the other one of Ps. 7,500,000 of its notes due February 11, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

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

In 1983, 1985, 1987, and 1990, Petróleos Mexicanos, together with the Mexican Government, entered into various agreements with the international banking community for restructuring their debt. As a result of the final agreement, the remaining balance of the restructured Mexican Government debt retained principally the same interest conditions as had been negotiated in 1987. The agreed-upon periods of amortization included a provision for division of the debt into two main portions with amortization over 52 and 48 quarters, respectively. The first amortization period began in 1994 and the second began in 1995; both periods ended in December 2006.

Each year, the SHCP approves Petróleos Mexicanos and the Subsidiary Entities’ annual budget and the annual financing program. The Mexican Government incorporates Petróleos Mexicanos and the Subsidiary Entities’ annual budget and annual financing program into the budget of the Mexican Government, which the Mexican Congress must approve each year. PEMEX’s debt is not an obligation of, and is not guaranteed by, the Mexican Government. However, under the Ley General de Deuda Pública (the “General Law of Public Debt”), Petróleos Mexicanos and the Subsidiary Entities’ foreign debt obligations must be approved by, and registered with, the SHCP and are considered Mexican external public debt. Although Petróleos Mexicanos’ debt is not guaranteed by the Mexican Government, Petróleos Mexicanos’ external debt has received pari passu treatment in previous debt restructurings.

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

As of December 31, 2006 and 2005, PEMEX was in compliance with the operating covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

As of December 31, 2006 and 2005, long-term debt was as follows:

		December 31, 2006			December 31, 2005
			Pesos		Foreign currency	Pesos		Foreign currency
	Rate of Interest(1)	Maturity	(thousands)		(thousands)	(thousands)		(thousands)

U.S. dollars:
Unsecured loans	Variable and LIBOR plus 0.8125%	2006	Ps.	—	—	Ps.	1,201,788	107,163
Unsecured loans	Variable and LIBOR plus 0.8125%	2006		—	—		379,978	33,883
Bonds	Fixed from 4.5% to 10.61% and LIBOR plus 0.425% to 8.875%	Various to 2035		230,275,593	21,163,109		225,187,544	20,079,940
Financing assigned to PIDIREGAS	Fixed from 3.23% to 7.69% and LIBOR plus 0.03% to 2.25%	Various to 2017		73,848,945	6,786,963		64,006,691	5,707,467
Purchasing loans and project financing	Fixed from 3.32% to 7.28% and LIBOR plus 0.0625% to 2%	Various to 2014		3,112,247	286,026		3,873,874	345,433
Leasing contracts	Fixed from 8.05% to 9.91%	Various to 2012		764,893	70,296		1,710,827	152,554
External trade loans	LIBOR plus 0.5% to 0.9%	Various to 2012		46,897,110	4,310,000		49,007,594	4,370,000
Bank loans	Fixed from 5.44% to 5.58% LIBOR plus 0.55% to 1.9%	Various to 2018		6,800,625	625,000		11,607,062	1,035,000

Total financing in U.S. dollars				361,699,613	33,241,394		356,975,358	31,831,440

Euros:
Bonds	Fixed from 5.5% to 7.75%, and floating of 9.1045%	Various to 2025		58,597,515	4,090,634		54,090,836	4,090,634
Unsecured loans, banks and project financing	Fixed from 2% LIBOR plus 0.8125%	2006 and 2014		5,760	402		18,829	1,424

Total financing in Euros				58,603,275	4,091,036		54,109,665	4,092,058

Japanese yen:
Direct loans	Fixed from 4.2%	2009		658,825	7,216,043		915,040	9,621,390
Bonds	Fixed from 3.5%	2023		2,739,000	30,000,000		2,853,141	30,000,000
Project financing	Fixed from 2.9% to 2.9081% and PRIME in yen	Various to 2017		9,418,372	103,158,512		9,537,659	100,285,864

Total financing in Yen				12,816,197	140,374,555		13,305,840	139,907,254

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

		December 31, 2006			December 31, 2005
			Pesos		Foreign currency	Pesos		Foreign currency
	Rate of Interest(1)	Maturity	(thousands)		(thousands)	(thousands)		(thousands)

Other currencies(2)	Fixed rate from 7.5% to 14.5% and LIBOR plus 0.8125%	Various to 2013		8,522,440	Various		8,674,975	Various
Pesos:
Certificates	Fixed from 8.38% to 9.91% and CETES plus 0.35% to 0.67%	Various to 2019		94,468,813			87,063,477
Syndicated bank loans	TIIE plus 0.35% and fixed from 8.4%	2008		7,000,000
Project financing and syndicated bank loans	Fixed from 8.4% to 11%, TIIE plus 0.2% to 0.48%	Various to 2012		14,333,333			26,302,362

Total financing in pesos				115,802,146			113,365,839

Total principal in pesos(3)				557,443,471			546,431,677
Plus: Accrued interest				1,507,175			1,069,725
Notes payable to contractors				10,364,124			11,980,327

Total principal and interest				569,314,770			559,481,729
Less: Short-term maturities				60,472,140			34,827,384
Current portion of notes payable to contractors				3,368,373			2,730,672

Total short-term debt				63,840,513			37,558,056

Long-term debt			Ps.	505,474,257		Ps.	521,923,673

	2007		2008	2009		2010		2011		2012 and thereafter		Total

Maturity of the principal outstanding for each of the years ending December 31,	Ps.	58,964,965	Ps.52,501,480	Ps.	65,351,672	Ps.	71,776,853	Ps.	60,851,549	Ps.	247,997,152	Ps.	557,443,671

Notes to table:

(1)	As of December 31, 2006 and 2005 the rates were as follows: LIBOR, 5.37% and 4.70%, respectively; the Prime rate in Japanese yen, 1.625% and 1.375%, respectively; the Cetes rate, 7.17% for 91 days and 7.20% for 182 days and 8.81% for 91 days and 8.66% for 182 days, respectively; TIIE 7.37% and 8.95%, respectively.
(2)	Balance includes debt denominated in Pounds sterling and Swiss francs, carrying different interest rates.
(3)	Includes financing from foreign banks of Ps. 403,191,170 and Ps. 393,254,255 as of December 31, 2006 and 2005, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Beginning in 2005, notes payable to contractors are included within long-term debt. The total amounts payable to contractors at December 31, 2006 and December 31, 2005 are set forth below:

	2006		2005

Total notes payable to contractors(1)(2)(3)	Ps.	10,364,124	Ps.	11,980,327
Less: Current portion of notes payable to contractors		(3,368,373)		(2,730,672)

Notes payable to contractors (long-term)	Ps.	6,995,751	Ps.	9,249,655

(1)	On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the Ing. Héctor R. Lara Sosa refinery in Cadereyta, N.L.
The original amount of the financed public works contract was U.S. $1,618,352 (Ps. 17,609,288), plus a financing cost of U.S. $805,648 (Ps. 8,766,256), due in twenty semi-annual payments of U.S. $121,200 (Ps. 1,318,777). The original amount of the unit-price public works contract was U.S. $80,000 (Ps. 870,480), including a financing cost of U.S. $47,600 (Ps. 517,936) payable monthly based on the percentage of completion. At December 31, 2006 and 2005, the outstanding balances of the respective contracts were Ps. 7,890,204 and Ps. 10,054,415, respectively.

(2)	On June 25, 1997, PEMEX entered into a 10-year service agreement with a contractor for a daily fee of U.S. $82.50 for the storage and loading of stabilized petroleum by means of a floating system (“FSO”). At December 31, 2006 and 2005, the outstanding balances were Ps. 512,048 and Ps. 766,445, respectively.

(3)	PEMEX has Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2006 and 2005, PEMEX has an outstanding payable amount of Ps. 1,916,872 and Ps. 1,159,466, respectively.

NOTE 10—	FINANCIAL INSTRUMENTS:

PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbon prices in the national and international markets.

PEMEX uses derivative financial instruments to manage and control these market risks and has adopted General Risk Management Policies and Procedures that include the regulation of derivative financial instruments.

Each Subsidiary Entity using derivative financial instruments has also adopted specific guidelines and policies to manage their respective risks. The guidelines established by the Subsidiary Entities operate within PEMEX’s risk management structure.

The General Risk Management Policies and Procedures are presented to the Risk Management Committee for its approval and to the Board of Directors for its authorization.

The Risk Management Committee has, among its functions, the authorization of the general strategies of risk management. It is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI.

In 2001, the Board of Directors approved a restructuring of the risk management area and created the Risk Management Deputy Direction, whose objective is to develop the financial and catastrophic operational risk management strategy for PEMEX and to establish institutional regulations consistent with a consolidated risk management approach.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(i) Credit risk

PEMEX is subject to credit risk through trade receivables. To monitor this risk, PEMEX has established an internal credit committee to monitor credit policies and procedures.

PEMEX closely monitors extensions of credit and has never experienced significant credit losses. PEMEX invests its excess cash in low-risk, liquid instruments which are placed with a wide array of institutions. The bulk of operations are carried out with domestic customers whose operations are industry-related, although PEMEX also has customers located abroad, primarily in the United States.

(ii) Counterparty risk from the use of derivative financial instruments

PEMEX is exposed to credit (or repayment) risk through the use of derivative financial instruments. If the market value of these instruments is positive, PEMEX faces a repayment risk if the counterparty fails to fulfill its performance obligations. When the fair value of a derivative contract is negative, PEMEX owes this amount to the counterparty, and, therefore, faces no repayment risk.

In order to minimize the credit risk in derivative financial instruments, PEMEX only enters into transactions with high quality counterparties (i.e., those rated as such by agencies like Standard & Poors and Moody’s).

PEMEX enters into derivative transactions under the basis of standard agreements internationally accepted and, in general, collateral for debt-related derivative financial instruments is neither provided nor received.

(iii) Interest rate risk management

PEMEX is exposed to fluctuations on the interest rate curves of different currencies. The predominant exposure is to LIBOR in U.S. dollars and to Mexican interest rates of reference in pesos, due to the fact that most of its debt is denominated in U.S. dollars or hedged to U.S. dollars by the use of swaps or denominated in pesos. The use of derivative financial instruments allows PEMEX to obtain an acceptable composition of fixed and variable rates in the debt portfolio.

The derivative financial instruments used in PEMEX’s hedging transactions consist principally of fixed-floating interest rate swaps, and under these instruments PEMEX has the right to receive payments based on LIBOR or Mexican interest rates (TIIE) and is entitled to pay a fixed rate.

(iv) Exchange rate risk management

Since a significant amount of PEMEX’s revenues is denominated in U.S. dollars, PEMEX generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than the U.S. dollar in order to take advantage of the existing financing conditions of these foreign currencies.

PEMEX has entered into currency swaps transactions as a hedging strategy against exchange fluctuations of the debt issued in currencies other than the U.S. dollar.

(v) Commodity price risk management

Petroleum products:

PEMEX balances its overall petroleum product supply and demand through PMI Trading Ltd., managing only those exposures associated with short-term operations. To this end, PEMEX uses a full range

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

of conventional oil price-related financial and commodity derivatives available in the oil markets. PEMEX’s benchmark for petroleum product commercial activities is the prevailing market price.

Natural gas:

Pemex-Gas and Basic Petrochemicals offers its customers derivative financial instruments as a value added service and PEMEX provides various hedging contracts to its customers in order to give them the option of protecting against fluctuations in the price of its products.

As part of the policies of the Mexican Government for promoting economic growth, during the fourth quarter of 2003, the Ministry of Energy announced a new program for hedging natural gas prices that PEMEX could offer to domestic customers for the years 2004 through 2006. Sales under this program represented approximately 20% of all of PEMEX’s domestic industrial natural gas sales. The program concluded in December 31, 2006 and it was not renewed.

Crude oil:

Due to its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During 2005, PEMEX entered into a short-term oil price hedging strategy by purchasing options that would guarantee a minimum price for approximately 7% of the total crude oil production for the year. During 2006, PEMEX did not enter into any crude oil price hedging transactions.

(vi) Fair value of derivative financial instruments

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represents the price at which one party would assume the rights and duties of another party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows at fair value as of the balance sheet date, using market quotations for the instrument’s remaining life.

Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

(vii) Embedded derivatives

With respect to the exchangeable bonds issued by RepCon Lux, PEMEX has determined that the option holders’ right to exchange their exchangeable bonds for shares of Repsol YPF, S.A. is an embedded derivative. Accordingly, this embedded derivative had to be separated from the underlying debt instrument, recorded at fair value and accounted for separately within the balance sheet.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(viii) Operations with derivative financial instruments

PEMEX enters into derivative transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities. Nonetheless, some of these transactions do not qualify for hedge accounting and therefore are recorded in the financial statements as non-hedges, despite the fact that their profits or losses are offset by the profits or losses of the positions to which they relate.

Likewise, the applicable accounting rules for the derivative financial instruments establish that a derivative can not be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients, as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges.

As of December 31, 2006 and 2005, the fair value of the derivative instruments was Ps. (8,656,895) and Ps. (16,189,765), respectively. These amounts include the derivative instruments designated as cash flow hedges and their fair value of Ps. (1,698,482) and Ps. (6,781,520) respectively that were recorded under other comprehensive loss.

The following table shows the fair value and the notional amount of the over-the-counter derivative instruments, outstanding as of December 31, 2006 and 2005, which are designated as cash flow hedges:

	2006				2005
	Notional Value		Fair Value		Notional Value		Fair Value

Interest rate swaps:
Pay fixed/ receive variable	Ps.	17,099,235	(Ps.	1,809,891)	Ps.	18,202,213	(Ps.1,486,394)

Natural gas swaps:
Pay variable / receive fixed	Ps.	—	Ps.	—	Ps.	4,635,666	(Ps.5,116,153)

Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered to be highly effective.

In light of the foregoing, these instruments do not have an impact in earnings due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income have to remain in this account and be reclassified into earnings at the same time as the hedge item cash flows affect earnings; however, from that date forward, the derivative instrument will lose the hedge accounting treatment.

As of December 31, 2006 only one interest rate swap initially designated as a cash flow hedge had lost its hedge accounting treatment.

As of December 31, 2006, a net loss of Ps. 701,343 was reclassified from other comprehensive income into earnings and it is estimated that in 2007 a net loss of Ps. 516,792 will be reclassified from other comprehensive income into earnings.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The following table shows the fair value and the notional amount of the exchange-traded derivative instruments contracted in recognized markets as of December 31, 2006 and 2005 that were treated for accounting purposes as non-hedges:

	2006				2005
	Notional Value		Fair Value		Notional Value		Fair Value

Natural gas futures:
Purchase	Ps.	—	Ps.	—	Ps.	633	Ps.	38
Sale		—		—		656		191

The following table shows the fair value and the notional amount of over-the-counter derivative instruments as of December 31, 2006 and 2005 that were treated for accounting purposes as non-hedges:

	2006				2005
	Notional Value		Fair Value		Notional Value		Fair Value

Interest rate swaps pay fixed / receive variable	Ps.	5,000,000	(Ps.	367,762)	Ps.	5,202,665	(Ps.	276,781)
Cross-currency swaps:
Pay U.S. Dollar / receive Euros	Ps.	57,550,588	Ps.	1,731,648	Ps.	59,314,777	(Ps.	3,617,834)
Pay U.S. Dollar / receive Japanese Yen		12,828,029		(933,726)		13,095,199		(904,993)
Pay U.S. Dollar / receive Ponds Sterling		7,427,262		1,247,753		8,734,061		279,372

Natural gas swaps:
Pay fixed / receive variable	Ps.	5,477,147	Ps.	11,484,333	Ps.	8,406,741	Ps.	1,023,952
Pay variable / receive fixed		6,426,491		(11,453,356)		5,495,298		(952,228)
Pay variable / receive variable		2,403		(3,611)		2,330,814		(70,853)

Natural gas options:
Put			Ps.	31,165			(Ps.	2,364)
Call				678				927
Spread				—				9,036

Note:  The exchange rates as of December 31, 2006 and 2005 were Ps. 10.8810 and Ps. 10.7777 per U.S. dollar, respectively.

As of December 31, 2006 and 2005, PEMEX recognized a net profit (loss) of Ps. 883,576 and (Ps. 5,405,850) respectively in the comprehensive financing cost related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The estimated fair value of financial instruments other than derivatives for which it is practicable to estimate their value, as of December 31, 2006 and 2005, in nominal terms, is as follows:

	2006				2005
	Carrying value		Fair value		Carrying value		Fair value

Assets:
Cash and cash equivalents	Ps.	188,683,832	Ps.	188,683,832	Ps.	125,724,053	Ps.	125,724,053
Accounts receivable, notes and other		132,193,937		132,193,937		122,658,384		122,658,384
Derivative financial instruments		4,230,800		4,230,800		3,614,378		3,614,378
Liabilities:
Suppliers		35,758,809		35,758,809		32,215,474		32,215,474
Accounts and accumulated expenses payable		14,063,436		14,063,436		10,803,337		10,803,337
Taxes payable		43,376,135		43,376,135		70,761,756		70,761,756
Derivative financial instruments		12,887,695		12,887,695		19,804,143		19,804,143
Current portion of long-term debt		63,840,513		63,840,513		37,558,056		37,558,056
Long-term debt		505,474,457		536,004,859		521,923,673		579,070,401

The fair value of the financial instruments presented in the previous table appears for informative purposes.

The nominal value of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and current portion of long-term debt approximate their fair value because of their short maturities.

The fair value of long-term debt is determined by reference to market quotes, and, where quotes are not available, is based on discounted cash flow analyses. Because assumptions significantly affect the derived fair value and they are inherently subjective in nature, the estimated fair values may not necessarily be realized in a sale or settlement of the instrument.

NOTE 11—	LABOR OBLIGATIONS:

PEMEX has established employee non-contributory retirement plans in accordance with the Ley Federal del Trabajo (“Federal Labor Law”) and under collective bargaining agreements. Benefits are determined based on years of service and final salary at retirement. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with an actuarial valuation performed by independent actuaries.

PEMEX has also established plans for other post retirement benefit obligations whose actuarial amounts are determined by independent actuaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

For the years ended December 31, 2006 and 2005, PEMEX contributed Ps. 17,795,519 and Ps. 14,523,226, respectively, to the pension plan, seniority premium plan and other post-retirement benefits plans.

The 2006, 2005 and 2004 pension plan and seniority premium liabilities are as follows:

	December 31, 2006
			Seniority
	Pension		premium		Indemnity		Total

Vested benefit obligation	Ps.	166,701,824	Ps.	16,549,668	Ps.	1,366,265	Ps.	184,617,757
Nonvested benefit obligation		133,942,007		63,051		16,092		134,021,150

Current benefit obligation		300,643,831		16,612,719		1,382,357		318,638,907
Less: Plan assets		(2,014,900)		(26,756)		—		(2,041,656)

Net current liability		298,628,931		16,585,963		1,382,357		316,597,251
Net projected liability		(178,583,541)		(17,980,061)		(1,718,639)		(198,282,241)
Additional liability	Ps.	120,045,390	Ps.	227,932	Ps.	26,488	Ps.	120,299,810

Projected benefit obligation	Ps.	306,064,555	Ps.	17,083,760	Ps.	1,410,413	Ps.	324,558,728

Less: Plan assets		(2,014,900)		(26,756)		—		(2,041,656)

Items to be amortized over the next 13 and 14 years:
Transition obligations		(66,906,164)		(3,245,399)		(18,599)		(70,170,162)
Prior service costs and plan amendments		(6,579,494)		(244,189)		—		(6,823,683)
Variations in assumptions and adjustments for experience		(51,980,437)		4,412,645		326,825		(47,240,967)

Total of unamortized items		(125,466,095)		923,057		308,226		(124,234,812)

Net projected liability	Ps.	178,583,560	Ps.	17,980,061	Ps.	1,718,639	Ps.	198,282,260

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	December 31, 2006
			Seniority
	Pension		premium		Indemnity		Total

Net cost for the period for seniority premium, pension plan and indemnities:
Service cost	Ps.	6,419,521	Ps.	756,732	Ps.	59,125	Ps.	7,235,378
Financial cost		22,425,238		1,157,043		98,757		23,681,038
Return on plan assets		(49,330)		(651)		—		(49,981)
Transition obligation		5,512,852		378,615		1,277		5,892,744
Prior services and plan amendments		603,243		35,772		—		639,015
Variations in assumptions and adjustments for experience		1,048,353		(382,309)		(19,011)		647,033
Inflation adjustment		1,456,797		78,370		5,547		1,540,714

Total net cost for the year		37,416,674		2,023,572		145,695		39,585,941

	December 31, 2005
			Seniority
	Pension		premium		Indemnity		Total

Vested benefit obligation	Ps.	150,965,715	Ps.	13,633,077	Ps.	1,250,554	Ps.	165,849,346
Nonvested benefit obligation		111,884,903		56,234		18,539		111,959,676

Current benefit obligation		262,850,618		13,689,311		1,269,093		277,809,022
Less: Plan assets		(1,454,463)		(16,925)				(1,471,388)

Net current liability		261,396,155		13,672,386		1,269,093		276,337,634
Net projected liability		(153,327,324)		(16,665,097)		(1,579,869)		(171,572,290)

Additional liability	Ps.	108,068,831	Ps.	70,691	Ps.	18,539	Ps.	108,158,061

Projected benefit obligation	Ps.	266,933,684	Ps.	14,101,817	Ps.	1,285,675	Ps.	282,321,176

Less: Plan assets		(1,454,463)		(16,925)		—		(1,471,388)

Items to be amortized over the next 13 and 14 years:
Transition obligations		(72,642,563)		(3,639,367)		(18,540)		(76,300,470)
Prior service costs and plan amendments		(7,174,827)		(281,414)		—		(7,456,241)
Variations in assumptions and adjustments for experience		(32,334,507)		6,500,996		312,734		(25,520,777)

Total of unamortized items		(112,151,897)		2,580,215		294,194		(109,277,488)

Net projected liability	Ps.	153,327,324	Ps.	16,665,107	Ps.	1,579,869	Ps.	171,572,300

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	December 31, 2005								December 31, 2004
			Seniority
	Pension		premium		Indemnity		Total		Total

Net cost for the period for seniority premium, pension plan and indemnities:
Service cost	Ps.	5,394,079	Ps.	775,543	Ps.	108,011	Ps.	6,277,633	Ps.	6,841,234
Financial cost		19,006,178		1,104,064		113,499		20,223,741		19,252,703
Return on plan assets		(178,574)		(677)		—		(179,251)		(671,943)
Transition obligation		5,551,783		381,357		1,329		5,934,469		5,822,638
Prior services and plan amendments		315,278		36,035		—		351,313		289,605
Variations in assumptions and adjustments for experience		182,181		(344,630)		—		(162,449)		142,532
Inflation adjustment		1,006,216		64,669		7,315		1,078,200		1,638,886

Total net cost for the year		31,277,141		2,016,361		230,154		33,523,656		33,315,655
Recognition of severance payments		—		—		1,351,345		1,351,345		—

Net cost of the period and recognition of severance payments	Ps.	31,277,141	Ps.	2,016,361	Ps.	1,581,499	Ps.	34,875,001	Ps.	33,315,655

Rates used in calculating benefit obligations and plan benefits are as follows:

	December 31,
	2006	2005	2004

Discount rate	4.25%	4.50%	4.59%
Rate of increase in compensation levels	0.50%	0.50%	0.92%
Rate of increase in costs of other post-retirement benefits	0.50%	0.50%	0.92%
Expected long term rate of the return on plan assets	4.25%	5.00%	5.50%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	2006	2005

Other post-retirement benefit plans:
Obligations for other post-retirement benefits	Ps. 256,827,353	Ps.	209,119,818
Less:
Pending items of amortization relative to those benefits	(120,831,812)		(97,959,987)

Net liability for other post-retirement benefits	Ps. 135,995,541	Ps.	111,159,831

	December 31,
	2006	2005		2004

Net cost for other post-retirement benefits:
Service cost	Ps. 5,668,660	Ps.	4,013,000	Ps.	3,789,973
Financial cost	17,890,007		14,918,359		12,604,365
Transition obligation	6,127,593		6,170,224		6,056,519
Prior services and plan amendments cost	4,286,237		4,316,073		218,153
Variations in assumptions and adjustments for experience	(3,017,875)		(3,673,590)		(112,953)
Inflation adjustment	1,254,027		857,640		1,170,850

Total net cost for the year	Ps. 32,208,649	Ps.	26,601,706	Ps.	23,726,907

	December 31,
	2006		2005

Expected obligations for other post-retirement benefits related to retired employees and active employees that have become vested		Ps. 130,293,808	Ps.	125,024,449
Portion of the post-retirement benefits for other employees based on years of service		126,533,545		84,095,369

Total accumulated obligation for other post-retirement benefits		Ps. 256,827,353	Ps.	209,119,818

The effect of increasing by one percent the rate used in estimating the increase in the cost of other post-retirement benefits, with no change in other assumptions, is a follows:
Total labor cost and financial cost		Ps.32,447,423	Ps.	28,998,655

Accumulated post-retirement benefit obligation	Ps.	295,356,873	Ps.	253,662,141

NOTE 12—	COMMITMENTS:

a.	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At December 31, 2006 and 2005, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 12,892,855 and Ps. 15,755,573,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The future payments in connection with this contract are estimated as follows:

2007	Ps.	2,332,301
2008		1,608,217
2009		1,254,243
2010		1,254,243
2011		1,254,242
2012 and thereafter		5,189,609

Total	Ps.	12,892,855

b.	In 2005, PEMEX entered into a contract for the construction of a tanker, the Floating Production Storage and Offloading (“FPSO”) vessel with Bergensen. The basic function of this new vessel is to provide for the receipt and processing of crude oil from marine wells. The tanker separates oil and gas in order to meet international API guidelines for exportation. Upon completion of this process, the tanker stores the product and distributes it to foreign clients’ ships. The tanker has a storage capacity of 2 million barrels.

The contract represents an investment of U.S. $758,000. Under the terms of the contract, Pemex Exploration and Production will receive the FPSO vessel in April 2007.

In June 2007, an acceptance payment of U.S. $379,000 will be made, representing 50% of the purchase price of the vessel.

c.	During 2003, 2004 and 2005, PEMEX entered into Financed Public Work Contracts (“FPWC”) (formerly known as Multiple Services Contracts or “MSCs”). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the works in connection with the FPWC, which are classified in the categories of development, infrastructure and maintenance. The estimated value of the FPWC as of December 31, is as follows:

Date of contracting	Block	2006		2005

February 9, 2004	Olmos	U.S.	$343,574	U.S.	$343,574
November 21, 2003	Cuervito		260,072		260,072
November 28, 2003	Misión		1,035,580		1,035,580
November 14, 2003	Reynosa-Monterrey		2,437,196		2,437,196
December 8, 2003	Fronterizo		264,977		264,977
December 9, 2004	Pandura-Anáhuac		900,392		900,392
March 23, 2005	Pirineo		645,295		645,295

Total		U.S.	$5,887,086	U.S.	$5,887,086

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

d.	PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long term contracts.

e.	At December 31, 2006 and 2005, PEMEX had entered into contracts with various contractors for an approximate amount of Ps. 90,929,079 and Ps. 235,984,923. These contracts are for the development of PIDIREGAS.

NOTE 13—	CONTINGENCIES:

a.	In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Unless specifically disclosed in this note, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not made any accruals.

b.	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits PEMEX’s larger operating, storage and transportation facilities are have been or are being conducted. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2006 and 2005, the reserve for environmental remediation expenses totaled Ps. 3,441,294 and Ps. 1,476,218, respectively. This reserve is included in long-term liabilities in the balance sheet.

While the audits of Petróleos Mexicanos’ four subsidiaries’ main facilities are complete, there are a number of facilities yet to be audited, and some completed audits are pending evaluations. Pemex-Refining expects 18 pipeline systems to be audited, and nine audits should be completed by 2008. Pemex-Gas and Basic Petrochemicals foresees the auditing of six pipelines transferred by Pemex-Petrochemical during June 2007. Pemex-Exploration and Production is evaluating a new program for regional audits primarily covering its pipelines system. We cannot predict the outcome of these audits, the outcome of the pending evaluations of audits nor the outcome of the new regional program.

c.	As of December 31, 2006, PEMEX is involved in various civil, tax, criminal, labor, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of these financial statements. At December 31, 2006 and 2005, PEMEX had accrued a reserve of Ps. 9,716,756 and Ps. 1,642,647, respectively, for these contingent liabilities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 37,503,000 at December 31, 2006. Among these lawsuits, are the following:

i.	PEMEX is a party to an arbitration proceeding (No. 11760/KGA) between Pemex-Refining and CONPROCA, S.A. de C.V. (“CONPROCA”) in which CONPROCA is seeking payment of U.S. $633,100 related to construction and maintenance services in the Cadereyta refinery. PEMEX filed a counterclaim against CONPROCA in the amount of U.S. $907,700.

On October 13, 2006, the parties filed briefs and submitted evidence for the second liability hearing, which was held in January 2007. On January 20 and 21, 2006, the Cadereyta Refinery, El Tejar pumping station and a cross-section valve located on the border of La Antigua River were inspected by the arbitration panel and its experts. On April 4, 2007, the parties submitted their pleadings in connection with the second hearing. The arbitration panel will issue a partial or provisional award on this matter and once the award is issued, a hearing on damages will be held.

ii.	Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus U.S. $219,584 for the removal of deposits in the Salamanca refinery. Both parties filed their documentary evidence and a final judgment is still pending.

iii.	Unión de Sistemas Industriales, S. A. filed a civil claim against Pemex-Refining (exp. 202/2003), for Ps. 393,095. The trial is in the evidentiary stages.

iv.	Corporación Mexicana de Mantenimiento Integral S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex. Pemex-Exploration and Production has filed a counterclaim against COMMISA.

On November 28, 2006, the ICA issued a preliminary award declaring its jurisdiction. On January 26, 2007, Pemex-Exploration and Production filed a detailed counterclaim seeking U.S. $125,897 and Ps. 41,513. Pemex-Exploration and Production is required to file a response to the detailed claim filed by COMMISA before June 11, 2007. Based on the detailed claim, COMMISA is seeking U.S. $292,043 and Ps. 37,537.

v.	An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. against Pemex-Exploration and Production (IPC-22) seeking U.S. $235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim seeking approximately U.S. $12,294.

The arbitral hearing ended December 1, 2006. On January 31, 2007, the parties filed their concluding briefs. A final decision is still pending.

vi.	COMMISA filed an arbitration claim before the ICA against Pemex-Exploration and Production (IPC-28), seeking Ps. 40,199 and U.S. $142,400 for the alleged breach of an

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

agreement (PEP-O-IT-136/98 IPC-28) in connection with two vessels in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim seeking approximately Ps. 488 and U.S. $2,057.

On March 12, 2007, the proceedings to furnish additional evidence concluded. The final decision is still pending.

vii.	On March 31, 2006, Petroquímica Cangrejera, S. A. de C. V., Petroquímica Pajaritos, S. A. de C. V. and Petroquímica Morelos, S. A. de C. V. (each of which has since been merged into Pemex-Petrochemicals) were notified by the Council of Coatzacoalcos, Veracruz of an alleged underpayment of certain real estate taxes in the amount of approximately Ps. 1,846,691. The companies objected to the assessment before the Tribunal de lo Contencioso Administrativo del Poder Judicial de Veracruz (Contentious Administrative Court of the Judicial Power of the State of Veracruz).

On December 22, 2006, a settlement agreement for the real estate taxes was executed between the parties. The agreement was filed with the court to conclude the administrative proceedings. Pemex-Petrochemicals paid Ps. 76,040 to the Council of Coatzacoalcos, Veracruz.

viii.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the suspension of a tank truck transportation agreement dated March 26, 1993. The trial is in the evidentiary stages. The trial has been suspended due to an appeal filed by Pemex-Refining from a ruling excluding certain documentary evidence filed by Pemex-Refining.

ix.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph viii. Evidence was filed by the parties, and a final hearing is pending.

x.	A request for Constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against several officers of PEMEX and Pemex-Exploration and Production, claiming that the construction contract 414105826 is unconstitutional because the officers who executed the agreement did not have the appropriate authority.

Reports and expert opinions were filed as evidence. As of the date of this filing, a third expert’s opinion is still pending, as well as the constitutional hearing.

xi.	There is an arbitration proceeding before the ICA filed by TEJAS GAS DE TOLUCA, S. de R. L. de C. V. against Gas Natural México S. A. de C. V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking compliance with a Memorandum of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Understanding and its annexes (which was executed for the construction and operation of the Palmillas-Toluca pipeline, as well as for the execution of a transportation agreement).

As of this date, the arbitration panel has not been formed. The provisional arbitration schedule is being set and the initial arbitration report is being prepared to state the claim and counterclaim.

xii.	As of the date of this report, two claims filed by a group of Congressmen from the LIXth Legislature related to the Financed Public Works Contracts program remain pending.

In the first case, the civil claim seeks to void the FPWC entered into between Pemex-Exploration and Production and Repsol Exploración México, S.A. de C.V. for the Reynosa-Monterrey natural gas production block. Pemex-Exploration and Production also filed a motion arguing that the plaintiffs lacked standing, which was granted on June 10, 2005. This decision was appealed by the plaintiffs, and the appeal was subsequently denied. The Segundo Tribunal Unitario en Materias Civil y Administrativa (Second Unitary Civil and Administrative Court) granted jurisdiction to the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh Civil District Court). Pemex-Exploration and Production requested that this court determine that all previous judicial decisions be declared void. Because the court did not declare void all previous judicial decisions, Pemex-Exploration and Production filed an amparo before the Tribunal Unitario en Materia Civil y Administrativa (Unitary Civil and Administrative Court) in Mexico City. On October 11, 2006, the constitutional hearing was held and the amparo was granted.

The second case is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block. The Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in Mexico City issued a decision that the plaintiffs did not have standing. An appeal was filed by the plaintiffs, which was denied on April 3, 2006. The plaintiffs filed an amparo before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Civil Joint Court of the First Circuit) against the decision that denied their appeal. On November 24, 2006, the Sixth Civil Joint Court of the First Circuit granted an amparo to the plaintiffs and determined that the decision of the Primer Tribunal Unitario (First Unitary Court) exceeded the scope of the appeal because it analyzed the lack of capacity and standing of the plaintiffs, when only the lack of capacity was at issue. The First Unitary Court ordered a new decision to be issued. In response to the decision of the Sixth Civil Joint Court of the First Circuit, PTD Servicios Múltiples, S. de R.L. de C.V. and Petróleo Brasileiro México, S. de R.L. de C.V. filed an appeal before the Supreme Court of Justice. The First Unitary Court decided that the lack of standing motion was groundless. In response, Pemex-Exploration and Production filed an amparo as a third injured party before the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unitary Civil and Administrative Court of the First Circuit). On February 21, 2007, the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

judge decided that the plaintiffs have standing. As of the date of this report, Pemex-Exploration and Production has not been summoned.

Claims included in this note are uncertain in outcome as the final resolutions are pending.

NOTE 14—	EQUITY:

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board of Directors. The capitalization agreement between Petróleos Mexicanos and the Mexican Government stipulates that the Certificates of Contribution “A” constitute permanent capital. Prior to 1990, the Mexican Government made several equity contributions in the form of Certificates of Contribution “A” in the amount of Ps. 6,318 (nominal value).

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

As a result, the Certificates of Contribution “A” are as follows:

	Amount

Certificates of Contribution “A” (nominal value)	Ps.	10,222,463
Inflation restatement increase		83,222,919

Certificates of Contribution “A” in Mexican pesos of December 31, 2006 purchasing power	Ps.	93,445,382

As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt in December 1990. The minimum guaranteed dividend consists of the payment of principal and interest on the same terms and conditions as those originally agreed upon with international creditors through 2006, at the exchange rates in effect as of the date such payments are made. Such payments must be approved annually by the Board of Directors.

The Board of Directors at its May 18, 2006, May 18, 2005 and May 12, 2004 meetings approved total annual dividends for Ps. 15,798,732 (Ps. 15,283,418 nominal value), Ps. 11,066,866 (Ps. 10,387,839 nominal value), and Ps. 11,169,118 (Ps. 10,175,004 nominal value), respectively.

During 2006 and 2005, Petróleos Mexicanos paid Ps. 259,245 and Ps. 15,902,900, respectively to the Mexican Government in advance for the minimum guaranteed dividend. These payments will be applied to the final amount that the Board of Directors approves as the total annual dividend, which usually occurs in the following fiscal year.

In 2004, Petróleos Mexicanos signed an agency agreement (Specific Funds – Trade Commission) with Banco Santader Serfin, S.A. as agent in order to manage the funds transferred by the Mexican Government to Petróleos Mexicanos and Subsidiary Entities. According to the Ley de Ingresos de la Federación (Federal Revenue Law), these funds are to be utilized only for infrastructure works in exploration,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

refining, gas and petrochemicals. Payments made by the Mexican Government that increase the equity of Subsidiary Entities are deposited in the Specific Funds – Trade Commission account. As of December 31, 2006 and 2005 the balance of this account was Ps. 34,300,437 and Ps. 27,939,631, respectively (see Note 5).

In 2006, Board of Directors of Petróleos Mexicanos approved the capitalization (i.e., transfer to equity) of Ps. 598,511 (Ps. 594,987 nominal value) for infrastructure works, corresponding to resources from the Mexican Government in accordance with the Federal Revenue Law for 2004.

During 2006, the Board of Directors of Petróleos Mexicanos approved the capitalization of Ps. 628,678 (Ps. 608,068 nominal value) of revenues from the Mexican Government for infrastructure works in accordance with the Federal Income Law for 2004.

In December 2006, the Mexican Government made a payment in the amount of Ps. 45,735, 400 (nominal value) to Petróleos Mexicanos derived from excess revenues that were paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year. This payment increased the equity of Petróleos Mexicanos by Ps. 13,211,400 (nominal value) and the Subsidiary Entities by Ps. 32,524,000 (nominal value). The amount relating to the Subsidiary Entities is managed through the agency agreement referred to above in this note, pursuant to the provisions of the Federal Revenue Law.

NOTE 15—	COMPREHENSIVE INCOME (LOSS):

Comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004

Net income (loss) for the year	Ps. 45,252,176	(Ps. 79,374,302)	(Ps. 27,413,156)
Surplus in restatement of equity	3,917,392	7,887,786	(5,028,681)
Derivative financial instruments	5,083,038	(6,781,520)	—
Effect on equity from labor obligations	(18,188,227)	(20,887,498)	(7,500,232)
Other(1)	684,369	—	—

Comprehensive income (loss) for the year	Ps. 36,748,748	(Ps. 99,155,534)	(Ps. 39,942,069)

(1)	Other includes the translation effect of foreign subsidiaries

NOTE 16—	SEGMENT FINANCIAL INFORMATION:

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

half of PEMEX crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity supplies the Comisión Federal de Electricidad (“CFE”) with a significant portion of its fuel oil production. Pemex-Refining’s most profitable products are the different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained through the sale of ethane and butane gas.

•	Pemex-Petrochemicals engages in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products, with the higher revenue generating products being methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses for the entities, PEMEX’s management focuses on sales volumes and gross revenues as primary indicators.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Following is the condensed financial information of these segments:

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment
	Production		Refining		Petrochemicals		Petrochemicals		Companies		Eliminations		Total

Year ended December 31, 2006:
Sales -
Trade	Ps.	—	Ps.	392,219,698	Ps.	133,663,453	Ps.	20,854,842	Ps.	515,756,751	Ps.	—	Ps.	1,062,494,744
Intersegment		857,768,619		44,567,150		80,049,164		9,304,633		165,750,492		(1,157,440,058)		—
Total net sales		857,768,619		436,786,848		213,712,617		30,159,475		681,507,243		(1,157,440,058)		1,062,494,744
Operating income (loss)(1)		665,587,886		(79,906,737)		10,332,374		(11,425,073)		(3,303,282)		63,228		581,348,396
Comprehensive financing cost		(23,298,237)		(8,699,215)		1,093,499		(4,022,138)		12,200,387		(257,000)		(22,982,704)
Net income (loss)		73,139,088		(34,045,615)		6,083,001		(17,376,521)		52,675,998		(35,223,775)		45,252,176
Depreciation and amortization		49,942,292		8,407,360		3,401,850		870,137		671,366		—		63,293,005
Acquisition of fixed assets		59,663,876		12,751,757		4,946,587		1,650,554		15,100,283		—		94,113,057
Total assets		1,056,630,895		343,979,223		128,907,567		69,661,160		1,964,854,463		(2,359,298,852)		1,204,734,456

Year ended December 31, 2005:
Sales -
Trade	Ps.	—	Ps.	367,539,570	Ps.	139,734,701	Ps.	21,036,151	Ps.	437,973,240	Ps.	—	Ps.	966,283,662
Intersegment		745,320,118		39,811,173		85,939,922		9,173,602		127,215,062		(1,007,459,877)		—
Total net sales		745,320,118		407,350,743		225,674,623		30,209,753		565,188,302		(1,007,459,877)		966,283,662
Operating income (loss)(1)		546,995,348		(27,855,170)		10,291,780		(9,427,235)		(21,242,770)		20,208,519		518,970,472
Comprehensive financing cost		8,368,601		(3,719,602)		2,504,563		(3,421,738)		(12,669,405)		4,276,693		(4,660,888)
Net income (loss)		(18,988,037)		(55,425,471)		6,952,552		(17,204,921)		(73,760,858)		79,052,433		(79,374,302)
Depreciation and amortization		41,103,624		8,349,076		3,718,199		1,036,097		723,523		—		54,930,519
Acquisition of fixed assets		28,429,932		6,300,960		1,866,583		2,420,712		42,241,816		—		81,260,003
Total assets		877,767,205		308,810,976		100,927,807		53,819,901		1,565,875,219		(1,822,383,153)		1,084,817,955

Year ended December 31, 2004:
Sales -
Trade	Ps.	—	Ps.	339,916,711	Ps.	124,777,471	Ps.	18,089,185	Ps.	348,985,898	Ps.	—	Ps.	831,769,265
Intersegment		603,190,202		29,053,601		72,240,565		7,919,976		100,070,610		(812,474,954)		—
Total net sales		603,190,202		368,970,312		197,018,036		26,009,161		449,056,508		(812,474,954)		831,769,265
Operating income (loss)(1)		443,440,998		42,877,046		14,298,320		(8,499,972)		(675,910)		(2,003,114)		489,437,368
Comprehensive financing cost		8,160,712		5,695,144		(168,651)		1,449,534		3,479,901		(11,038,390)		7,578,250
Net income (loss)		(14,698,056)		(23,719,649)		12,528,648		(13,241,329)		(23,676,569)		35,393,799		(27,413,156)
Depreciation and amortization		31,076,550		8,064,878		3,656,581		1,386,070		867,338		—		45,051,417
Acquisition of fixed assets		71,877,107		5,003,123		1,759,422		1,712,463		355,863		—		80,707,978
Total assets		781,745,009		295,354,322		112,017,741		92,931,362		1,107,230,745		(1,370,487,511)		1,018,791,668

(1)	Represents the measure of segment performance. Amounts reconcile to the consolidated statements of operations by deducting operating costs and expenses from net sales.

NOTE 17—	FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for PEMEX, which was published in the Federal Official Gazette, effective January 1, 2006.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Under this new fiscal regime, PEMEX’s contributions remain established by the Ley Federal de Derechos (Federal Duties Law), except for the Excess Gain Duties (Crude Oil Gain Tax), which is established by the Federal Income Law. The new fiscal regime for PEMEX contemplates the following duties:

The Ordinary Hydrocarbons Duty - From 2006 to 2009, this duty will apply a variable rate that depends on the price of Mexican crude oil for export. In 2006, the rate will change in a range from 78.68% to 87.8 1% (depending on the price of the Mexican crude oil) and will turn into a fixed rate of 79% from 2010 forward.

The method of calculating this duty is the value of extracted total production of crude oil and natural gas during the year minus certain permitted deductions (including investments, plus some costs, expenses and duties). During 2006, PEMEX made daily and weekly advance payments to the account of this duty, in the amount of Ps. 522,283 (Ps. 259,829 daily and Ps. 262,454 weekly). PEMEX decreased its accrued expenses by Ps. 49,880 to leave a total outstanding balance of Ps. 472,403. During 2005, PEMEX made daily and weekly advance payments to the account of the Crude Oil Extraction Duty totaling Ps. 211,494.

Special Tax on Production and Services – In accordance with the regulations in effect, PEMEX is subject to the Special Tax on Production and Services (“IEPS”), which it carries on the import and sale of gasoline and diesel. The IEPS is paid to Ministry of Finance monthly, after deducting the daily advance payments. The rates applicable to this tax depend on such factors as the type of product, price of reference, the region where one sells additional freight and applicable commissions.

In 2005, rising international prices of the hydrocarbons and petroleum products caused a negative effect in the rate of the IEPS tax, which was absorbed by PEMEX. On January 1, 2006, the Federal Revenue Law was amended, allowing PEMEX to credit the negative IEPS against other taxes and payments to which PEMEX is also subject. This allowed PEMEX to recognize in 2006 revenue of approximately Ps. 56,769,000 (Ps. 55,256,000 nominal value), presented in the consolidated statement of operations within “Other revenues”. As of December 31, 2006, there is a negative balance of IEPS tax credit of Ps. 12,888,490 (see Note 5).

Hydrocarbon Duty for the Oil Revenues to Stabilization Fund – This duty will be applied at a rate between 1% and 10% of the value of the extracted crude oil production where the yearly weighted average crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Extraordinary Duty on Crude Oil Exports – This duty will apply at a rate of 13.1% on the difference between the value realized for crude oil exports and the value budgeted for crude oil exports. This duty is to be credited against the Hydrocarbon Duty to Fund Stabilization. The income of this duty is designated to the states of Mexico via the Fund of Stabilization of the Income of the Federative Entities.

Excess Gains Revenue Duty – This duty will be applied a rate of 6.5% on the difference between the realized value and the budgeted value of crude oil exports. This duty is to be credited against the Hydrocarbon Duty to Fund Stabilization and, where necessary, against the Ordinary Hydrocarbons Duty.

Duty for the Fund for Scientific and Technological Research on Energy – This duty will be applied a rate of 0.05% on the value of the extracted production of crude oil and natural gas for the year. The collection is designated for the Instituto Mexicano del Petróleo (Oil Mexican Institute) in accordance with the Presupuesto de Egresos de la Federación (Federal Budget of Expenditures).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Duty for the Fiscal Monitoring of Oil Activities – This duty will be applied at a rate of 0.003% to the value of extracted total production of crude oil and natural gas for the year. The collection is designated for Auditoria Superior de la Federación (Federal Top Audit) in accordance with the Federal Budget of Expenditures.

Additional Duty – This duty will be applied when the real production of crude oil in the year 2006, 2007 and 2008 is less than the target production, but only when the shortfall is not by reason of force majeure, act of god or energy policy.

Hydrocarbon Income Tax (“IRP”) – This tax is calculated applying a 30% rate on the excess of the total income minus the authorized deductions pursuant to the specific rules expressed by the Ministry of Finance.

For the years ended December 31, 2006 and 2005 PEMEX generated an IRP as follows:

	2006	2005

Current IRP	Ps.3,705,184		—
Deferred IRP	1,031,619		2,057,889

	Ps.4,736,803	Ps.	2,057,889

In accordance with Article 7 of the Federal Revenue Law corresponding to the fiscal year 2006 from January l, 2006, Petróleos Mexicanos and its Subsidiary Entities, except Pemex-Exploration and Production, are required to make daily payments (including non-working days) of U.S. $6,628 to the account of the IRP during the fiscal year. On the first working day of every week of the fiscal year PEMEX will have to pay U.S. $46,524. As of December 31, 2006, the daily and weekly payments made to the Federal Treasury was U.S. $2,409,292.

Since July 2006, the daily and weekly payments of IRP were suspended in accordance with the official written communications numbers 102-K-129, 102-K-150, 102-K-173, 102-K-185,102-K-194 and 102-K-219 on June 10, July 28, August 31, September 28, October 31 and November 30, 2006, respectively, issued by the Department of Income of the Ministry of Finance, pursuant to paragraph VIII of article 7 of the Federal Income Law of 2006.

Income and Assets Taxes - Some Subsidiary Companies are subject to the income tax law and the assets tax law.

For the years ended December 31, 2006 and 2005 the Subsidiary Companies incurred the following income tax:

	2006		2005		2004

Current income tax	Ps	. 4,598,426	Ps.	3,360,935	Ps.	1,456,518
Deferred income tax		(160,214)		476,494		544,940

	Ps.	4,438,212	Ps.	3,837,429	Ps.	2,001,458

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 18—	NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2007, the following NIF issued by the CINIF became effective, and PEMEX is currently evaluating the effect of the adoption of these new pronouncements:

NIF B-3 “Income statement” – Incorporates, among other things, a new approach to classify income costs and expenses as ordinary and extraordinary. It eliminates special and extraordinary items and establishes that employees’ profit sharing should be presented as an ordinary expense rather than as an item within taxes.

NIF B-13 “Subsequent events” – Requires, among other things, the recognition of assets and liabilities restructuring in the period in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. Such issues, if applicable, will be disclosed in the notes to the financial statements.

NIF C-13 “Related parties” – Extends to the definition and scope of the related parties and increases the disclosure requirements in the notes to the financial statements.

NIF D-6 “Capitalization of the Comprehensive Financing Result”—Establishes, among other obligations, the obligation of capitalizing the comprehensive financing result and the rules for its capitalization.

NOTE 19 -	SUBSEQUENT EVENTS

On January 2, 2007, PEMEX made its last advance payment of minimum guaranteed dividends in the amount of U.S. $392,300.

As of June 29, 2007, the average price of crude oil exports is U.S. $61.60 per barrel; this price increased approximately 16.1% compared to the same average price as of December 31, 2006, which was U.S. $53.04 per barrel.

As of June 29, 2007, the exchange rate for U.S. dollars is Ps. 10.790.

On March 5, 2007, the contracts for the Nejo and Monclova blocks were awarded, corresponding to the third round of FPWC bidding for non-associated gas production works and services, in the Burgos basin. These contracts will be up to 15 years, with an estimated value for the first three years of U.S. $177,000 and a maximum amount for the duration of the contracts of U.S. $345,000.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 20	— DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

PEMEX’s consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). In accordance with Bulletin B-10, as discussed in Note 2b. to the financial statements, all of the related U.S. GAAP adjustments have also been restated to reflect the effects of inflation. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes and is considered to result in a more meaningful presentation than historical cost-based financial reporting in an environment such as Mexico. None of the adjustments to the financial statements for the effects of inflation required under Mexican FRS have been eliminated in the U.S. GAAP reconciliation.

The differences between Mexican FRS and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net income and shareholders’ equity as of and for the years ended December 31, 2006, 2005 and 2004:

	2006		2005	2004

Net income (loss) for the year under Mexican FRS	Ps.	45,252,176	(Ps. 79,374,302)	(Ps. 27,413,156)

U.S. GAAP adjustments:
Exploration and drilling costs, net (a)		(1,444,502)	(1,493,672)	(1,526,217)
Pensions and seniority premiums (b)		1,869,452	975,778	804,406
Post-retirement benefits (c)		4,859,871	3,252,942	(2,858,334)
Accrued vacation (d)		(19,805)	(16,107)	136,426
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net (e)		3,786,109	(8,140,013)	890,056
Capitalization of interest, net (f)		2,693,158	1,858,414	2,096,517
Impairment, net (g)		3,834,430	6,020,670	9,846,385
Depreciation convention (h)		754,772	754,772	754,772
Derivative financial instruments (i)		71,968	993,526	6,220,077
Sales of shares of Repsol (j)		—	—	727,159
Profit in inventory (k)		(4,006,026)	(2,675,545)	1,117,526
Available-for-sale investment securities (m)		(2,886,826)	(800,103)	(5,407,389)
Effects of inflation accounting on U.S. GAAP adjustments (o)		27,590	199,385	622,007
Deferred income taxes (p)		(72,068)	426,631	—
Reclassification of Pemex Finance net income to minority interest (q)		(52,804)	1,117,236	—

Total U.S. GAAP adjustments, net		9,415,319	2,473,914	13,423,391

Net income (loss) for the year under U.S. GAAP	Ps.	54,667,495	(Ps. 76,900,388)	(Ps. 13,989,765)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	2006		2005		2004

Comprehensive income (loss) under U.S. GAAP:
Net income (loss) for the year under U.S. GAAP	Ps.	54,667,495	(Ps.	76,900,388)	(Ps.	13,989,765)
Other comprehensive income (loss):
Additional minimum pension liability (b)		(19,576,073)		(18,979,124)		(2,790,733)
Derivative financial instruments (i)		5,083,038		(4,752,172)		(8,143,833)
Unrealized gains on available-for-sale investment securities (m)		2,886,826		800,103		3,985,329
Surplus (deficit) in restatement of equity		3,959,433		5,369,696		(5,028,682)
Other		684,369		—		—

Comprehensive income (loss)	Ps.	47,705,088	(Ps.	94,461,885)	(Ps.	25,967,684)

	2006		2005

Components of accumulated other comprehensive income at December 31:
Derivative financial instruments (i)	(Ps.	1,698,482)	(Ps.	6,781,520)
Additional minimum pension liability (b)		(41,345,930)		(21,769,857)
Unrealized gains on available-for-sale investment securities (m)		12,493,390		9,606,564
Surplus in restatement of equity		151,624,695		147,665,262
Other		684,369		—

Accumulated other comprehensive income	Ps.	121,758,042	Ps.	128,720,449

	2006	2005

Equity is reconciled as follows:
Equity (deficit) under Mexican FRS	Ps. 39,953,764	(Ps. 27,958,841)

U.S. GAAP adjustments:
Exploration and drilling costs (a)	13,386,109	14,830,611
Pensions and seniority premiums:
Pensions and seniority premiums (b)	(7,590,067)	(9,459,518)
Additional minimum pension liability (b)	5,230,027	6,617,873
Post-retirement benefits (c)	(36,828,525)	(41,688,395)
Accrued vacation (d)	(568,898)	(571,350)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	2006	2005

Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net (e)	2,950,403	(835,705)
Capitalization of interest, net (f)	(7,992,143)	(10,685,303)
Impairment, net (g)	(28,825,223)	(32,659,653)
Depreciation convention (h)	(754,770)	(1,509,542)
Derivative financial instruments (i)	7,854,457	7,782,489
Profit in inventory (k)	(7,552,647)	(3,546,621)
Advanced payments on minimum guaranteed dividend (l)	(259,245)	(15,902,901)
Deferred income taxes (p)	354,563	426,631
Reclassification of Pemex Finance equity to minority interest (q)	(1,411,618)	(1,400,855)

Total U.S. GAAP adjustments, net	(62,007,577)	(88,602,239)

Deficit under U.S. GAAP	(Ps.22,053,813)	(Ps.116,561,080)

	2006	2005

Changes in U.S. GAAP equity for the year ended December 31:
Deficit at January 1	(Ps.116,561,080)	(Ps. 52,530,556)
Net income (loss) for the period	54,667,495	(76,900,388)
Mexican Government increase in equity of Subsidiary Entities	46,962,589	46,412,892
Minimum guaranteed dividends	(160,410)	(15,981,529)
Other comprehensive income:
Additional minimum pension liability (b)	(19,576,073)	(18,979,124)
Derivative financial instruments (i)	5,083,038	(4,752,172)
Unrealized gains on available-for-sale investment securities (m)	2,886,826	800,103
Surplus in restatement of equity	3,959,433	5,369,694
Other	684,369	—

Deficit at December 31	(Ps. 22,053,813)	(Ps.116,561,080)

I. Explanation of reconciling items:

(a)	Exploration and drilling costs

As discussed in Note 2e., effective January 1, 2004, for Mexican FRS purposes, PEMEX approved a change in the accounting policy for the recognition of well exploration and drilling costs to the successful-efforts method of accounting. The change in accounting policy for recording well exploration and drilling expenses had no effect on our consolidated financial statements.

Under U.S. GAAP, PEMEX follows the successful-efforts method of accounting by which costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are later

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

charged to expenses if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP basis over proved developed reserves, as the related oil and gas reserves are extracted.

Consequently, at December 31, 2006 and 2005, the U.S. GAAP equity adjustment represented the cumulative costs of capitalized unsuccessful wells in proven areas under U.S. GAAP, not capitalized under Mexican FRS through December 31, 2003, net of the amortization of such capitalized amounts. The 2006, 2005 and 2004 U.S. GAAP net income adjustment reflects the amortization of such capitalized costs on a UOP basis.

In April 2005, the Financial Accounting Standards Board (“FASB”) issued a FASB Staff Position No. FAS 19-1 “Accounting for Suspended Well Costs” (“FSP 19-1”). FSP 19-1 addresses the circumstances that would permit the continued capitalization of exploratory well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and drilling of those wells is under way or firmly planned for the near future. Under the provisions of FSP 19-1, exploration costs would continue to be capitalized after the completion of drilling when (a) the well has found a sufficient quantity of reserves to justify completion as a producing well and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expenses. FSP 19-1 provides a number of indicators that need to be present to demonstrate that sufficient progress has been made in assessing the reserves and the economic viability of the project.

PEMEX’s policy is to determine whether or not exploratory well costs are capitalized or expensed shortly after completion of drilling. As such, PEMEX does not have significant suspended well costs for the three years ended December 31, 2006. No capitalized exploratory well costs have been charged to expenses since the adoption of FSP 19-1.

(b)	Pensions and seniority premiums

Under Mexican FRS, PEMEX follows Bulletin D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans, seniority premiums and severance payments. The primary differences between PEMEX’s application of Bulletin D-3 and the U.S. GAAP guidance provided in Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”), are the implementation dates.

In accordance with Bulletin D-3 and SFAS No. 87, PEMEX recognizes an additional minimum pension liability, which, under SFAS No. 87 is equal to the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities (see Note 1 and Note 20 IIe.).

(c)	Post-retirement benefits

As described in Note 2l., effective January 1, 2004 for Mexican FRS purposes, PEMEX adopted the amendments to Bulletin D-3 that set forth additional valuation and disclosure requirements for the recognition of post-retirement obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Under U.S. GAAP, PEMEX follows the guidelines of SFAS No. 106, “Employers’ Accounting for Post-Retirement Benefits Other Than Pensions” (“SFAS No. 106”) in accounting for health service and other supplemental payments provided to retirees and other eligible family members. SFAS No. 106 requires the accrual of the expected cost of providing such benefits during retirement.

After giving effect to the amendments to Bulletin D-3 in PEMEX’s Mexican FRS financial statements in 2004, the U.S. GAAP adjustment represents the difference between the unrecognized prior service costs and transition obligation amounts under Mexican FRS and these amounts U.S. GAAP as a result of the different adoption dates of the applicable Mexican and U.S. GAAP standards.

(d)	Accrued vacation

Under Mexican FRS, vacation expense is recognized when the vacation is utilized by the employee. Under U.S. GAAP, vacation expense is accrued based on when it is earned by the employee.

(e)	Fixed assets—Capitalized gains and losses of derivative financial instruments

Under Mexican FRS, certain realized gains and losses arising from derivative financial instruments designated as cash flow hedges and from derivative financial instruments not designated as hedges are capitalized as part of capitalized interest. In addition, as further discussed in Note 20Ii., certain embedded foreign currency contracts are not bifurcated for Mexican FRS purposes, whereas such contracts are bifurcated for U.S. GAAP purposes, thereby creating a basis difference in fixed assets. Under U.S. GAAP, realized gains and losses arising from financial instruments designated as cash flow hedges and not designated as hedges cannot be capitalized as part of the qualifying assets, but are recognized into earnings immediately. For the years ended December 31, 2006, 2005 and 2004, under Mexican FRS, PEMEX capitalized a gain (loss) of Ps. 3,786,812, Ps. (7,826,572) and Ps. 1,156,146, respectively, arising from hedging instruments.

The 2006, 2005 and 2004, net income adjustments include a reversal of depreciation of Ps. (703), Ps. (313,441) and Ps. (266,090), respectively, related to amounts previously capitalized.

(f)	Fixed assets—Capitalization of interest

Under Mexican FRS, interest is capitalized to property, plant and equipment based upon total interest cost incurred on loans allocated to construction projects, regardless of whether or not the amounts borrowed have been spent on such projects.

Under U.S. GAAP, interest is capitalized by applying an average interest rate to the construction-in-progress balance without exceeding total interest expense and also contemplate borrowings which are not project specific. Under Mexican FRS and U.S. GAAP to the extent that interest income is earned on restricted funds, such amounts are considered as part of the net amount capitalized. PEMEX has accordingly adjusted its results of operations and equity to reflect the U.S. GAAP requirements for capitalizing interest.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Interest costs for the years ended December 31, 2006, 2005 and 2004, for Mexican FRS and U.S. GAAP purposes were allocated as follows:

	2006		2005		2004

Under Mexican FRS:
Interest capitalized	Ps.	6,742,842	Ps.	5,340,243	Ps.	4,666,343
Interest expense		44,429,372		55,075,928		34,153,620

Total interest cost	Ps.	51,172,214	Ps.	60,416,171	Ps.	38,819,963

Under U.S. GAAP:
Interest capitalized	Ps.	8,345,313	Ps.	6,092,930	Ps.	5,621,456
Interest expense		42,826,901		54,323,241		33,198,507

Total interest cost	Ps.	51,172,214	Ps.	60,416,171	Ps.	38,819,963

In addition, the net income adjustment for capitalized interest presented herein also includes the reversal of depreciation of Ps. 1,090,687, Ps. 1,105,727, and Ps. 1,141,404 for the years ended December 31, 2006, 2005 and 2004, respectively, related to the cumulative difference in amounts previously capitalized for such assets because the cumulative amounts capitalized under Mexican FRS have exceeded amounts under U.S. GAAP.

(g)	Fixed assets—Impairment

For Mexican FRS purposes, as described in Note 2i., effective January 1, 2004, PEMEX adopted Bulletin C-15, under which it evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable.

For each of the cash-generating units, if the book value of the long-lived assets exceeds the estimated future value (discounted) of cash flows recoverable by such long-lived assets, a charge is made to income for the period for an impairment loss. PEMEX performs this calculation at least annually. In accordance with Bulletin C-15, the impairment recorded can be reversed in subsequent periods if the subsequent impairment analysis does not indicate a loss in such future periods.

For U.S. GAAP purposes, an evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, as is the case under Mexican FRS. However, under U.S. GAAP, the impairment criteria are met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without financing charges) of the related assets. The asset is written down to fair value as determined by using the present value of expected future cash flows. U.S. GAAP does not allow for reversal of losses; PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis.

In determining the estimated future cash flows for impairment purposes for all periods presented, hydrocarbon duties based on sales to third parties have not been included in the net cash flow calculation for both Mexican FRS and U.S. GAAP. Management believes that the hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to its parent, and therefore are properly excluded from the net cash flow calculation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

In 2006, 2005 and 2004 under U.S. GAAP, PEMEX did not record an impairment charge. However, PEMEX recognized an impairment charge under Mexican FRS of Ps. 677,771, Ps. 3,584,426 and Ps. 3,953,229, respectively, relating to Pemex-Petrochemicals and Pemex-Exploration and Production assets. As these assets had already been impaired under U.S. GAAP, these charges have been reversed for U.S. GAAP purposes. The 2006, 2005 and 2004 U.S. GAAP net income reconciliation also includes a credit of Ps. 3,156,659, Ps. 3,984,393 and Ps. 5,893,156, respectively, for depreciation due to the difference in carrying values of long-lived assets between Mexican FRS and U.S. GAAP.

In addition, the 2005 U.S. GAAP net income reconciliation includes a debit of Ps. 1,548,149 to adjust for the impairment reversal accounted for under Mexican FRS during 2005.

(h)	Fixed assets—Depreciation convention

Until 2002, under Mexican FRS, PEMEX would begin to depreciate assets the year after which they were placed in service. Under U.S. GAAP, however, assets are depreciated from the date placed in service. Beginning in 2003, PEMEX prospectively changed its accounting under Mexican FRS to require depreciation from the month after the asset was placed into service, therefore eliminating any new differences between Mexican FRS and U.S. GAAP for assets placed in service in 2003 and later years. The 2006, 2005 and 2004 U.S. GAAP adjustments reflect a credit to income of Ps. 754,772 for the reversal of the depreciation expense previously recorded under U.S. GAAP for assets placed in service before 2003.

(i)	Accounting for derivative financial instruments

For U.S. GAAP purposes, PEMEX applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (as amended “SFAS No. 133”), which requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet as assets or liabilities at their fair values and that changes to fair values be recognized immediately as earnings, unless the derivative qualifies as a “hedge” (as defined in SFAS No. 133), for which certain special accounting treatment is permitted.

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

If a derivative instrument qualifies as a fair value hedge, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks is recorded as earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported as stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative’s fair value change, where that derivative is used in a cash flow hedge, is recorded as current

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

earnings. Classification in the statement of operations of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statement of operations.

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

When hedge accounting is discontinued due to PEMEX’s determination that the derivative no longer qualifies as an effective fair value hedge, PEMEX will continue to carry the derivative on the balance sheet at its fair value. The related hedged asset or liability will cease to be adjusted for changes in fair value that are due to the previously hedged risk. When PEMEX discontinues hedge accounting in a cash flow hedge because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income are recognized in current earnings. If a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains and losses are recognized in current earnings.

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

The principal differences between derivative accounting under Mexican FRS and U.S. GAAP through December 31, 2004 relate to the following:

i)	PEMEX has entered into cross currency swaps under which it swaps principal and interest payments on non-U.S. dollar-denominated obligations for U.S. dollar amounts. This limits PEMEX’s exposure to fluctuations in these currencies as they relate to the U.S. dollar. Under U.S. GAAP, foreign currency hedges can be designated as such only when hedging the risk to the entity’s functional currency, and therefore, contracts entered into by PEMEX entities whose functional currency is not the U.S. dollar do not qualify for hedge accounting under U.S. GAAP despite qualifying under Mexican FRS Bulletin C-2, which had no similar

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

requirement that foreign currency hedge transactions be carried out in the entity’s functional currency.

ii)	Given the need for specialized technology, PEMEX enters into infrastructure and supply contracts whose settlement terms are denominated in U.S. dollars. Such contracts are generally entered into by entities whose functional currency is not the U.S. dollar, thus creating a foreign currency embedded derivative that is bifurcated and evaluated separately under U.S. GAAP. Such embedded derivatives are not required to be bifurcated under Mexican FRS Bulletin C-2, since they were considered normal contractual provisions in Mexico.

For Mexican FRS purposes, effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations,” issued by the MIPA, which contains provisions similar to those of SFAS 133, and provides an expanded guidance for the recognition, valuation, accounting treatment and disclosures applicable to derivative financial instruments including hedges and embedded derivatives, included hedge documentation and effectiveness testing therein.

Similar to the requirements under U.S. GAAP, contracts need to be evaluated for embedded derivatives with such derivatives needing to be bifurcated from the host contracts under certain conditions. However, unlike U.S. GAAP, under which foreign currency embedded derivatives are bifurcated from host contracts when such contracts are not in the functional currency of either one of the counterparties, Mexican FRS does not require that such embedded derivatives be bifurcated. Therefore, at December 31, 2006 and 2005, differences continue to exist between Mexican FRS and U.S. GAAP as they relate to certain foreign currency embedded derivatives, which for U.S. GAAP purposes are recognized at fair value with fluctuations recognized in earnings.

As a result of the above, PEMEX has recognized a U.S. GAAP adjustment for the years ended December 31, 2006, 2005 and 2004 representing a net gain (loss) of Ps. 71,968, Ps. 993,526 and Ps. 6,220,077, respectively, reported as a component of “interest, net” in the consolidated statements of operations.

For the years ended December 31, 2006, 2005 and 2004, PEMEX recognized a net gain (loss) of Ps. 5,083,038, Ps. (4,752,172) and Ps. (8,143,833), respectively, reported as “derivative financial instruments” in the consolidated other comprehensive loss statement under U.S. GAAP. All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged item is recorded in the period during which the forecasted transaction affects earnings. In 2006, a net loss of Ps. 701,343 was reclassified from other comprehensive income (loss) into earnings and as of December 31, 2006, a net loss of Ps. 576,792 of the balance related to derivative instruments accumulated in other comprehensive income (loss) is expected to be reclassified during the next twelve months to the consolidated statement of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(j)	Sale of shares of Repsol

Under Mexican FRS, PEMEX recorded gains in years prior to 2002 related to the transfer of its Repsol shares to a third party. For U.S. GAAP purposes, the transfer of the shares did not meet the criteria for sale recognition as the transaction included a repurchase feature at the option of PEMEX, and, accordingly, all gains were reversed and the transfer of the shares were treated as a financing transaction. Under U.S. GAAP, the Repsol shares would be evaluated pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) (adjustment (m)), and a liability resulting from these transactions would also be reflected on the balance sheet.

During 2004, PEMEX exercised the option to repurchase the Repsol shares, terminated the equity swap arrangements relating thereto and subsequently transferred the repurchased shares to RepCon Lux, a consolidated entity. Therefore, the cumulative equity adjustment of Ps. 727,159 as of December 31, 2003 was reversed as of December 31, 2004.

(k)	Profit in inventory

Under Mexican FRS, PEMEX values crude oil and derivatives for export at net realizable value with the difference between the net realizable value and cost recorded in earnings. In contrast, U.S. GAAP requires that inventories be recorded at net realizable value, but not to exceed cost. For U.S. GAAP equity reconciliation purposes, PEMEX has eliminated the effect of recognizing a profit within its ending inventory balance at each period end. For net income reconciliation purposes, the adjustment reflects the reversal of the prior year’s equity adjustment as inventory is sold, as well as profit in inventory at the balance sheet date.

(l)	Advance payments on minimum guaranteed dividend

Under Mexican FRS, advance payments on the minimum guaranteed dividend owed to the Mexican Government derived from the capitalization of debt as described in Note 14 are recorded as an account receivable prior to approval of the total annual dividend amount by the Board of Directors, which is usually in the following fiscal year.

Under U.S. GAAP, such receivable balances are reflected as a reduction in equity. PEMEX has accordingly adjusted equity to reflect the minimum guaranteed dividend payment as a reduction in equity.

The effective rate used to calculate the minimum guaranteed dividend is LIBOR plus 0.8125% (which ranged from 4.5206% to 6.4530% for 2006, and from 3.3625% to 4.8125% 2005).

The outstanding principal amount of the capitalized debt of U.S. $392,310 matured in 2007.

(m)	Accounting for available-for-sale securities (Repsol)

Pursuant to SFAS No. 115, PEMEX classifies its investment securities as “available-for-sale” and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive income (loss). The fair value of the securities is determined by quoted market prices at December 31, 2006, 2005 and 2004. An impairment loss is recognized when the loss is considered other than temporary.

Under Mexican FRS, available for sale investment securities are also recorded at fair value but the unrealized gains and losses are reflected in earnings. The income adjustments for the years ended

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

December 31, 2004, 2005 and 2006 reflect the reversal of the fair value adjustment to earnings as reflected under Mexican FRS whereas U.S. GAAP would require such adjustment be reflected in other comprehensive income (loss).

The U.S. GAAP cost and fair value of PEMEX’s investments at December 31, 2006, 2005 and 2004, are as follows:

					Unrealized Gain
	Cost		Fair Value		(Loss)

2006	Ps.	9,859,196	Ps.	22,352,586	Ps.	12,493,390
2005	Ps.	9,713,505	Ps.	19,320,069	Ps.	9,606,564
2004	Ps.	9,713,505	Ps.	18,519,965	Ps.	8,806,461

(n)	Asset retirement obligations

PEMEX’s liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the future use of estimated economic resources. These provisions have been recorded based on the present value of management’s best estimate of future payments necessary to settle the liability. However, actual results could differ from the provisions recognized. No assets or trust funds have been established to satisfy these obligations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143,” (“FIN 47”), which was adopted by PEMEX on December 31, 2005. FIN 47 clarifies that the phrase “conditional asset retirement obligation,” as used in FAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists as to the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FAS 143 acknowledges that, in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 has not had a material impact on PEMEX’s financial position and results of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The following table indicates the changes to PEMEX’s pre-tax asset retirement obligations in 2006 and 2005:

	2006		2005

Balance at January 1	Ps.	14,251,420	Ps.	14,674,446
Liabilities incurred		1,724,190		1,797,000
Liabilities settled		—		—
Accretion expense		(35,574)		641,829
Inflation		(291,758)		(473,287)
Currency exchange gain		(69,914)		(614,071)
Revisions in estimated cash flows		(131,696)		(1,774,497)

Balance at December 31	Ps.	15,446,668	Ps.	14,251,420

(o)	Effects of inflation on the U.S. GAAP adjustments

Various U.S. GAAP adjustments included herein are adjustments to monetary assets and liabilities recorded under Mexican FRS pursuant to Bulletin B-10 as described in Note 2b. and, therefore, the adjustments to the respective balance would also result in an adjustment to the monetary gain or loss as reported under Mexican FRS for each of the three years presented.

(p)	Deferred income taxes

As described in Note 17, during 2005, a new fiscal regime was enacted that was applicable to Petróleos Mexicanos and its subsidiary entities effective January 1, 2006. Due to the change in tax regime, Petróleos Mexicanos and its subsidiary entities began recognizing deferred taxes during 2005. The U.S. GAAP equity adjustment represents the cumulative impact of deferred taxes relating to the other U.S. GAAP adjustments applicable to Petróleos Mexicanos and its subsidiary entities.

(q)	Reclassification of Pemex Finance equity to minority interest

As described in Note 2c., effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the share of Pemex Finance. As a result, in 2005, the financial results of Pemex Finance have been consolidated into the financial statements of PEMEX for Mexican FRS purposes. Historically, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented. However, under U.S. GAAP, net income and retained earnings from Pemex Finance are reclassified as minority interest. The U.S. GAAP adjustment related to Pemex Finance represents the reclassification of net income and equity recognized under Mexican FRS to minority interest.

II.	Additional disclosure requirements:

(a)	Consolidation of Pemex Finance

PEMEX and certain subsidiaries entered into several agreements with Pemex Finance under which Pemex Finance purchases existing accounts receivable and rights to future receivables from certain customers.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Pemex Finance obtains resources for such purchases through the placement of debt instruments in the international markets as well as the recurring returns on its investments. Through December 31, 2004, Pemex Finance was not consolidated into PEMEX’s condensed consolidated financial statements for Mexican FRS purposes. Beginning in 2005, Pemex Finance is consolidated under Mexican FRS as described in Note 2c.

Under U.S. GAAP SFAS No. 140, “Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”) PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities of a Qualified Special Purpose Entity (“QSPE”) and determined that Pemex Finance did not qualify as a QSPE and should therefore be consolidated for U.S. GAAP purposes. Consequently, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented.

(b)	Special Tax on Production and Services (“IEPS Tax”)

Under Mexican FRS, the IEPS Tax is reflected as part of “Net domestic sales” when charged to customers and the amounts payable to the Mexican Government are then deducted from “Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards.”

Under U.S. GAAP, this tax would have no net effect on revenues nor would it be deducted from “Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards,” as both the amount charged to customers and the amount accrued as payable to the tax authorities would be excluded from revenues (i.e., there is no gross-up).

(c)	Environmental, dismantlement and abandonment

PEMEX estimates its environmental liabilities on a site-by-site basis based on the best available information. PEMEX establishes accruals for its environmental liabilities using estimates based on costs of similar remediation works most recently contracted and in progress at that time.

In 1999, PEMEX implemented new internal guidelines for estimating and recording environmental liabilities. The guidelines, Pasivos Ambientales: Definición y Lineamientos para su Cuantificación y Registro Contable (Environmental Liabilities: Definition and Guidelines for their Quantification and Accounting Treatment), sought to standardize and improve PEMEX’s internal procedures for identifying necessary remediation works and estimating and monitoring environmental liabilities. These guidelines codified existing policy with respect to estimating environmental liabilities, and establish that an environmental liability exists when:

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

site must be characterized, quantified and assessed through a specific study. The contamination of the affected sites may extend to the soil, subsoil and bodies of water, including water deposits, lagoons, swamps and others. These sites may be located inside PEMEX’s facilities, in surrounding areas, in abandoned areas where PEMEX had activity in the past or along the pipelines.

Once the corresponding contaminated site has been identified and evaluated, expenses for the cleanup of (i) hydrocarbon seepage and other spills that may cause pollution and that cannot be corrected in a short timeframe, (ii) water deposits and (iii) the concentration of hazardous residuals, will be included in the remediation or restoration of affected areas. Estimates are kept current based on the best available information.

Based on reports from field managers and other available information, management prepares reports for identified affected areas on a periodic basis. When the contamination relates to a new incident, PEMEX informs the Procuraduría Federal de Protección al Ambiente (Federal Environmental Protection Agency, or “PROFEPA”) and responds immediately to eliminate the cause of the incident or to minimize its impact. Subsequently, PEMEX and PROFEPA jointly determine whether the contamination has been eliminated or if additional actions are necessary for the remediation of the site.

PEMEX believes its environmental liabilities are probable when its initial studies reveal the existence of contamination in the inspected areas at levels above those permitted by Mexican law, indicating that PEMEX will have to perform remediation works necessary to bring the site into compliance. PEMEX believes the liability is reasonably estimable when (i) an assessment of the size of the affected area has been made, (ii) it has compared the affected area to other affected areas identified and addressed in the past, and (iii) based on PEMEX’s experience with current or recent activities on similar sites, PEMEX can assess the estimated remediation costs in order to be able to calculate the corresponding environmental liability. Thus, PEMEX accrues for these environmental liabilities when it identifies affected areas with contamination levels above those permitted by Mexican law and PEMEX is able to make a reasonable estimate of the size of the affected area and the remediation cost. In addition, PEMEX periodically revises its estimates of environmental liabilities as it obtains new information during the course of the remediation works in order to ensure its estimates are based on the most accurate and updated information.

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

While the audits of Petróleos Mexicanos’ four subsidiaries’ main facilities are complete, there are a number of facilities yet to be audited, and some completed audits are pending evaluations. Pemex-Refining expects 18 pipeline systems to be audited, and nine audits should be completed by 2008. Pemex-Gas and Basic Petrochemicals foresees audits of six pipelines transferred by Pemex-Petrochemical in June 2007. Pemex-Exploration and Production is evaluating a new program for regional audits primarily covering its pipelines systems. We cannot predict the outcome of these audits, the outcome of pending evaluations of audits nor the outcome of the new regional program.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

During 2006, 2005 and 2004, PEMEX spent Ps. 4,174,573, Ps. 3,018,568 and Ps. 2,615,999, respectively, on various environmental projects and related expenditures. The most important of these projects have been directed to the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas. Currently, PEMEX is developing a procedure, Procedimiento para la Determinación de Gastos Asociados a las Actividades de Seguridad Industrial y Protección Ambiental (Procedure for the Determination of Costs Associated with Industrial Safety and Environmental Protection) to determine the costs and expenses related to the activities associated with industrial safety and environmental management.

PEMEX’s management believes that its operations are in stubstantial compliance with the Ley General del Equilibrio Ecologico y Protección al Ambiente (General Law of Ecological Equilibrium and Environmental Protection, or the “Environmental Law”) as such law has been historically interpreted and enforced.

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

Environmental liabilities accrued in the consolidated financial statements, for both Mexican FRS and U.S. GAAP purposes, as of December 31, are divided among the operating units as follows:

	2006		2005

Pemex—Exploration and Production	Ps.	690,612	Ps.	784,100
Pemex—Refining(1)		1,292,919		692,119
Pemex—Gas and Basic Petrochemicals		273,888		269,078
Pemex—Petrochemicals		53,955		51,917

Total Environmental Liability Accrual	Ps.	2,311,374	Ps.	1,797,214

(1)	The increase primarily resulted from revisions to estimates and new reserves established for additional remediation plans.

(d)	Dismantlement and abandonment costs

Under current Mexican law, PEMEX’s legal obligation related to dismantlement and abandonment activities is governed by the following two federal laws: the Petroleum Works Law and the Environmental Law described in this note. Although PEMEX is subject to other laws and regulations established at a local

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

level in areas where PEMEX undertakes petroleum extractive activities, these local laws and regulations do not contain any specific guidance on abandonment, restoration and removal of oil and gas facilities or otherwise impose a higher standard on PEMEX in this regard. Mexico is not a party to any international treaty or convention that would affect PEMEX’s understanding of its obligation with regard to dismantlement and abandonment activities. Thus, the only relevant law for PEMEX as to abandonment and removal of facilities related to oil- and gas-producing activities is Mexican federal law.

The Petroleum Works Law provides that wells must be plugged, or in certain cases, capped, to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. The Petroleum Works Law requires that PEMEX plug a well when it turns out to be dry, invaded with salt water or abandoned due to a mechanical accident, or once a well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production. All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and convenient manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface.

PEMEX must obtain authorization from the Ministry of Energy before performing any plugging activities. The Petroleum Works Law also states that the Ministry of Energy may authorize temporary plugging of exploratory wells where production of hydrocarbons is commercially feasible but for which there are no adequate means for their exploitation.

PEMEX monitors and reviews its own internal estimates of costs to undertake dismantlement and abandonment at levels consistent with Mexican legal requirements and guidelines for oil and gas industry extractive activities. Estimates as to aggregate costs include PEMEX’s operational specifics such as the number of onshore and offshore wells, depth of wells, the varying nature of offshore platforms, expected production lives, current expectations as to when the costs will be incurred based on present production rates and other operational specifics. The actual costs incurred in the dismantlement and retirement of wells are considered where practicable, as described above. The average cost for plugging and dismantlement varies from producing region to producing region and from platform to platform. For the offshore regions, to the extent that actual costs are not available due to limited plugging and dismantlement activity historically, PEMEX uses estimates based on services costs. The estimated costs are both peso- and U.S. dollar-denominated.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(e)	Pensions and seniority premiums

The components of seniority premiums and pension plan cost, calculated in accordance with SFAS No. 87, using December 31 as a measurement date, consist of the following:

	2006		2005		2004

Service cost	Ps.	6,852,496	Ps.	6,277,635	Ps.	6,841,240
Interest cost		23,086,816		20,223,743		19,449,166
Return on plan assets		(31,632)		(179,251)		(861,702)
Net amortization and deferral		336,973		786,208		97,849
Amortization of net transition obligation		5,501,967		5,540,966		5,440,692
Adjustment to net periodic pension cost due to inflation		1,466,536		1,058,898		1,599,180
Plan amendments		503,333		191,024		(55,176)

Net cost under U.S. GAAP		37,716,489		33,899,223		32,511,249
Net cost under Mexican FRS		(39,585,941)		(34,875,001)		(33,315,655)

Additional (benefit) expense recognized under U.S. GAAP	(Ps.	1,869,452)	(Ps.	975,778)	(Ps.	804,406)

Actuarial assumptions (net of inflation) used in the calculation of benefit obligations, net seniority premiums and pension plan cost under U.S. GAAP as of December 31 are:

	2006	2005	2004

Discount rate	4.25%	4.50%	4.59%
Rates of increase in compensation levels	0.50%	0.50%	0.92%
Expected long-term rate of return on assets	4.25%	5.00%	5.50%

The calculation of pension cost and benefit obligations under SFAS No. 87 requires considerable judgment with respect to choosing actuarial assumptions. Each significant assumption reflects PEMEX’s best estimate of the plan’s future performance solely with respect to that assumption. Assumed discount rates and compensation levels often have the greatest effect on pension cost and benefit obligations, and are related because both are affected by some of the same economic factors. The discount rate is based upon the current prices for settling the pension obligation, referred to as the “settlement rate.” Assumed compensation levels reflect PEMEX’s estimate of actual future compensation levels for the individuals involved and is consistent with assumed discount rates to the extent that both incorporate expectations of the same future economic conditions, such as inflation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The combined seniority premium and pension plan liability as of December 31 under SFAS No. 87 is as follows:

	2006		2005

Accumulated benefit obligation	Ps.	317,272,654	Ps.	276,558,474

Projected benefit obligation		324,558,730		282,321,176
Plan assets at fair value		(2,041,656)		(1,471,390)

Projected benefit obligation in excess of plan assets		322,517,074		280,849,786
Unrecognized net loss		(43,909,568)		(20,984,909)
Unrecognized transition obligation		(67,043,837)		(72,767,509)
Unrecognized prior service costs		(5,691,352)		(6,065,549)

Accrued liability under U.S. GAAP		205,872,317		181,031,819
Accrued liability recognized under Mexican FRS		(198,282,260)		(171,572,300)

Net U.S. GAAP adjustment to seniority premium and pension plan liability		7,590,057		9,459,519

Additional minimum liability	Ps.	110,951,993	Ps.	96,338,271

The scheduled maturities on the benefits expected to be paid in each of the next ten years through 2016, are as follows:

	Expected Benefit
Year	Payments

2007	Ps.	16,075,928
2008		16,398,564
2009		17,950,577
2010		19,457,860
2011		21,123,573
2012		22,842,502
2013		24,397,772
2014		26,077,481
2015		27,876,858
2016		29,131,691

Total	Ps.	221,332,806

In accordance with the provisions of SFAS No. 87, PEMEX has reflected, for U.S. GAAP purposes, an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities. The additional minimum liability is offset by recording an intangible asset provided that the asset recognized does not exceed the sum of the unrecognized prior service cost and the unrecognized transition obligation for the year. As of December 31, 2006 and 2005, for U.S. GAAP purposes, PEMEX recognized an intangible asset of Ps. 69,606,063 and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Ps. 74,568,415, respectively. In addition, in 2006 and 2005, PEMEX recognized in other comprehensive loss the excess of the additional minimum pension liability over the sum of the unrecognized prior service cost and the unrecognized transition obligation of Ps. 41,345,930 and Ps. 21,769,856, respectively. The 2006 and 2005 U.S. GAAP equity adjustments of Ps. 5,230,027 and Ps. 6,617,873 reflect the difference in the amounts recognized in other comprehensive loss under Mexican FRS of Ps. 46,575,957 and Ps. 28,387,730, respectively, and the amount unrecognized under U.S. GAAP of Ps. 41,345,930 and Ps. 21,769,857, respectively, related to additional minimum pension liabilities.

The objective of PEMEX’s investment guidelines with respect to the plan assets is to grant the highest security together with an adequate rate of return, maintaining the purchasing power of the investments. The comparative benchmark used by PEMEX is the monthly average of primary interest rates of Mexican 28-day T-bills (“Cetes 28”).

The investment guidelines list certain prohibited investments, such as securities of companies that are subject to intervention by a regulatory authority, subordinated securities, convertible securities, certain foreign exchange securities, derivatives such as futures, forwards, swaps, options, exotic options, swaptions, etc., except structured notes in pesos with protected initial investment, securities having terms with certain characteristics such as liquidity, risk, return, or maturity that do not comply with certain requirements set by PEMEX’s Financial Resources Committee and securities not listed on the Mexican Stock Exchange.

The expected long-term rate of return is based on the guidelines of the Mexican Society of Consulting Actuaries, which annually issues recommendations for selecting financial assumptions based on a historical analysis conducted using economic variables such as inflation, risk-free interest rates and increases to the legal minimum wage and salaries in general.

At December 31, 2006 and 2005, all of PEMEX’s plan assets were invested in Mexican Government bonds and bonds issued by financial institutions listed on the Mexican Stock Exchange. The following table shows PEMEX’s actual investment allocation at December 31 of each year.

Securities	2006	2005

Mexican Government Bonds	71%	63%
Bonds issued by financial institutions listed on the Mexican Stock Exchange	29%	37%

Total	100%	100%

(f)	Other post-retirement benefits

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Effective January 1, 2004, PEMEX adopted the amendments to Bulletin D-3 which established an obligation to recognize a reserve for post-retirement medical benefits and to include the supplemental payments as a part of PEMEX’s other post-retirement benefits obligation. In prior years, the obligation for post-retirement medical benefits was recognized under U.S. GAAP, but not under Mexican FRS. In prior years, the obligation for supplemental payments under Mexican FRS was recognized as a part of PEMEX’s pensions and seniority premiums obligation and reclassified for U.S. GAAP purposes as a component of the SFAS No. 106 adjustment. In 2004, under Mexican FRS, these benefits were reclassified to form part of the liability for other post-retirement benefits, which is now consistent with their treatment under U.S. GAAP.

The scheduled maturities on the benefits expected to be paid in each of the next ten years, through 2016, are as follows:

	Expected Benefit
Year	Payments

2007	Ps.	11,372,864
2008		12,287,017
2009		13,195,664
2010		14,216,817
2011		15,328,624
2012		16,506,788
2013		17,722,437
2014		18,739,037
2015		19,683,719
2016		20,663,003

Total	Ps.	159,715,970

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The components of other post-retirement benefits expense consist of the following for the years ended December 31, 2006, 2005 and 2004:

	2006						2005						2004
	Supplemental						Supplemental						Supplemental
	Payments		Health Services		Total		Payments		Health Services		Total		Payments		Health Services		Total

Service cost	Ps.	4,518,036	Ps.	1,166,690	Ps.	5,684,726	Ps.	2,617,140	Ps.	1,395,858	Ps.	4,012,998	Ps.	2,548,794	Ps.	2,065,434	Ps.	4,614,228
Interest cost		11,729,108		5,342,613		17,071,721		9,338,423		5,371,096		14,709,519		8,349,570		6,753,440		15,103,010
Amortization of actuarial (gains) and losses		405,878		(2,599,773)		(2,193,895)		(170,968)		(1,628,913)		(1,799,881)		1,325		(21,032)		(19,707)
Amortization of prior service cost and plan amendments		20,595		56,667		77,262		(15,033)		—		(15,033)		(7,191)		—		(7,191)
Amortization of transition obligation		2,975,335		2,668,738		5,644,073		2,996,046		2,690,602		5,686,648		2,943,123		2,639,845		5,582,968
Adjustment to net periodic post-retirement benefit cost due to inflation		796,407		268,484		1,064,891		493,846		260,667		754,513		718,223		593,711		1,311,934

Net expense under U.S. GAAP		20,445,359		6,903,419		27,348,778		15,259,454		8,089,310		23,348,764		14,553,844		12,031,398		26,585,242
Expense under Mexican FRS		(20,778,959)		(11,429,690)		(32,208,649)		(15,314,651)		(11,287,055)		(26,601,706)		(14,646,766)		(9,080,141)		(23,726,907)

Additional expense (benefit) under U.S. GAAP	(Ps.	333,600)	(Ps.	4,526,271)	(Ps.	4,859,871)	(Ps.	55,197)	(Ps.	3,197,745)	(Ps.	3,252,942)	(Ps.	92,922)	Ps.	2,951,256	Ps.	2,858,334

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Actuarial assumptions used in the calculation of other post-retirement benefits and costs under U.S. GAAP as of December 31 were:

	2006	2005	2004

Discount rate	4.25%	4.50%	4.59%
Health care cost trend rate	1.50%	1.50%	0.92%

Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the health care cost trend rate was to increase net expense for other post-retirement benefits by Ps. 1,685,506 for 2006, Ps. 2,205,152 for 2005 and Ps. 538,238 for 2004, and to increase the accumulated post-retirement benefit obligation by Ps. 13,423,796 for 2006, Ps. 20,598,780 for 2005 and Ps. 4,284,873 for 2004. The effect of a 1% decrease in the health care cost trend rate was to decrease net expense for other post-retirement benefits by Ps. 1,353,023 for 2006, Ps. 2,428,451 for 2005 and Ps. 436,506 for 2004, and decrease the accumulated post-retirement benefit obligation by Ps. 10,971,270 for 2006, Ps. 25,710,112 for 2005 and Ps. 3,485,308 for 2004.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The other post-retirement benefits liability as of December 31, 2006 and 2005 is as follows:

	2006						2005
	Supplemental						Supplemental
	Payments		Health Services		Total		Payments		Health Services		Total

Accumulated unfunded post retirement benefit obligation:
Retirees	Ps.	80,080,245	Ps.	50,292,131	Ps.	130,372,376	Ps.	67,583,668	Ps.	45,019,053	Ps.	112,602,721
Fully eligible active participants		14,799,867		1,338,440		16,138,307		10,817,470		1,627,385		12,444,855
Other active plan participants		72,294,954		38,021,717		110,316,671		64,720,990		19,351,252		84,072,242

Total		167,175,066		89,652,288		256,827,354		143,122,128		65,997,690		209,119,818
Unrecognized actuarial gains (losses)		(25,857,950)		10,727,113		(15,130,837)		(14,063,409)		32,612,792		18,549,383

Prior service cost and plan amendments		(456,519)		(485,130)		(941,649)		(477,949)		(540,674)		(1,018,623)
Unamortized transition obligation		(36,259,991)		(31,670,811)		(67,930,802)		(39,355,967)		(34,446,385)		(73,802,352)

Net post-retirement benefit liability:
U.S. GAAP		104,600,606		68,223,460		172,824,066		89,224,803		63,623,423		152,848,226
Mexican FRS		(110,899,469)		(25,096,072)		(135,995,541)		(95,188,909)		(15,970,922)		(111,159,831)

Net U.S. GAAP adjustment	(Ps.	6,298,863)	Ps.	43,127,388	Ps.	36,828,525	(Ps.	5,964,106)	Ps.	47,652,501	Ps.	41,688,395

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances of plan assets’ fair value and the accumulated post-retirement benefit obligation:

	Seniority Premiums and
	Pension Benefits				Supplemental Payments				Health Services
	2006		2005		2006		2005		2006		2005

Change in benefit obligation (PBO)
Benefit obligation at beginning of year	Ps.	271,323,614	Ps.	249,318,687	Ps.	137,546,938	Ps.	114,511,558	Ps.	63,426,810	Ps.	65,958,207
Effect of inflation on beginning balance		10,997,563		909,111		5,575,190		400,039		2,570,879		219,252
Service cost		6,852,493		6,277,635		4,518,036		2,617,140		1,166,690		1,395,858
Interest cost		23,086,816		20,223,743		11,729,108		9,338,423		5,342,613		5,371,096
Prior service costs and plan amendments		1,369,712		4,757,830		658,356		360,580		268,682		606,412
Actuarial (gains)/losses		22,461,088		11,586,844		12,216,889		20,321,006		19,180,493		(5,316,169)
Benefits paid		(11,532,556)		(10,752,673)		(5,069,451)		(4,426,618)		(2,303,879)		(2,236,966)

Benefit obligation at end of year	Ps.	324,558,730	Ps.	282,321,177	Ps.	167,175,066	Ps.	143,122,128	Ps.	89,652,288	Ps.	65,997,690

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	1,414,072	Ps.	2,683,026	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Effect of inflation on beginning balance		57,317		(86,534)		—		—		—		—
Actual return on plan assets		(775,686)		(954,975)		—		—		—		—
Company contributions		17,640,993		14,607,290		—		4,304,060		—		—
Transfer of funds		(5,019,025)		(4,304,060)		5,019,025		—		—		—
Benefits paid		(11,276,015)		(10,473,358)		(5,019,025)		(4,304,060)		—		—

Fair value of plan assets at end of year	Ps.	2,041,656	Ps.	1,471,389	Ps.	—	Ps.	—	Ps.	—	Ps.	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(g)	Leases

During the three years ended December 31, 2006, PEMEX did not have any significant operating lease arrangements.

PEMEX enters into non-cancelable lease arrangements for equipment used in the ordinary course of business. PEMEX’s future minimum obligation under lease commitments in effect at December 31, 2006 is a capital lease of Ps. 843,172 for 2007, which includes a total of Ps. 78,278 of imputed interest.

Assets acquired under capital leases, together with their related depreciation, are included in “Properties and equipment, net.”

The scheduled maturities of the principal amount on leases are as follows:

	Lease maturities as of
	December 31,
Year	2006

2007	Ps.	143,161
2008		121,944
2009		121,944
2010		121,944
2011		121,944
2012 and thereafter		133,957

Total	Ps.	764,894

(h)	Supplemental geographical information

The majority of PEMEX’s operations are in Mexico. The following shows PEMEX’s domestic and export sales for the years ended December 31 (on a Mexican FRS basis):

	2006		2005		2004

Domestic sales	Ps.	546,737,992	Ps.	525,582,776	Ps.	482,783,367
Export sales:
United States		433,886,747		363,034,328		290,154,951
Canada, Central and South America		34,143,179		33,226,644		29,166,372
Europe		39,777,811		38,204,717		24,982,143
Far East		7,949,015		6,235,197		4,682,432

Total export sales		515,756,752		440,700,886		348,985,898

Total sales	Ps.	1,062,494,744	Ps.	966,283,662	Ps.	831,769,265

PEMEX does not have significant long-lived assets outside of Mexico.

For the years ended December 31, 2006, 2005 and 2004, under Mexican FRS, PEMEX recognized non-cash fixed asset impairment charges and reversals per segment as discussed in Note 20Ig.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(i)	Valuation and qualifying accounts

The valuation and qualifying accounts for PEMEX are as follows:

	Balance at		Additions
	beginning of		charged to costs				Balance at
Description	period		and expenses		Deductions		end of period

For the year ended December 31, 2006:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	2,611,300	Ps.	147,632	Ps.	(181,642)	Ps.	2,577,290
Allowance for slow-moving inventory and obsolescence		1,761,713		420,745		(538,691)		1,643,767
For the year ended December 31, 2005:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	2,064,350	Ps.	1,610,164	(Ps.	1,063,214)	Ps.	2,611,300
Allowance for slow-moving inventory and obsolescence		1,782,550		350,209		(371,046)		1,761,713
For the year ended December 31, 2004:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for uncollectible trade accounts	Ps.	2,366,642	Ps.	1,102,111	(Ps.	1,404,403)	Ps.	2,064,350
Allowance for slow-moving inventory and obsolescence		2,090,375		103,769		(411,594)		1,782,550

Note:  The above valuation and qualifying accounts are presented in accordance with U.S. GAAP. The Mexican FRS accounts titled “reserve for dismantlement and abandonment activities, sundry creditors and others” and “reserve for retirement payments, pensions, and seniority premiums” are accrued liability accounts, and not valuation and qualifying accounts and have not been included in the table above.

(j)	Significant risks and uncertainties

Environmental

The ultimate costs to be incurred in relation to PEMEX’s environmental contingencies may exceed the total amounts reserved. Additional liabilities may be accrued as the assessment work is completed and formal remedial plans are formulated. Numerous factors affect the reliability and precision of clean-up cost estimates, including the individual characteristics of the site, the lack of specific guidance as to permissible levels of pollution and type of technology available for the remediation as well as general economic factors, such as inflation.

As discussed in this note, PEMEX accrues an environmental liability when a reasonable estimate of the costs for remediation or clean-up of the identified affected area has been made. In some cases, investigations are not yet at a stage where PEMEX is able to quantify the liability or estimate a range of possible exposure. In such cases, the amounts of PEMEX’s liabilities are indeterminate due to the unknown magnitude of possible contamination, the imprecise and conflicting engineering evaluations and estimates of proper cleanup methods and costs, the unknown timing and extent of the corrective actions that may be required, and the ambiguities in Mexican environmental laws and regulations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

PEMEX is not aware of any unasserted claims or assessments, which may give rise to an environmental liability, and therefore, no amounts related to such items have been reflected in the environmental accrual.

Mexican Government

The operations and earnings of PEMEX have been, and may in the future be, affected from time to time in varying degree by political developments and laws and regulations, such as forced divestiture of assets, budgetary adjustments, restrictions on production levels and capital expenditures, price controls, tax increases, cancellation of contract rights, refined product specifications, and environmental, health and safety regulations. Both the likelihood of such occurrences and their overall effect upon PEMEX are not estimable.

Labor

PEMEX employees belonging to the Petroleum Workers’ Union of the Mexican Republic represent approximately 80.1% of the workforce. They have a collective bargaining agreement which is renegotiated every two years and is due to expire on July 31, 2007.

Product prices

Because PEMEX’s major products are commodities, significant changes in the international prices of crude oil, natural gas, refined products and petrochemical products could have a significant impact on PEMEX’s results of operations in any particular year. Crude oil represents approximately 35% of PEMEX’s sales revenues net of the IEPS Tax, and prices of the products PEMEX produces can be influenced by changes in crude oil prices, which makes it reasonably possible that PEMEX is vulnerable to near-term severe impacts from fluctuations in prices.

(k)	Capitalized software costs

Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs, net of amortization, as of December 31, 2006 and 2005 amounted to Ps. 161,868 and Ps. 306,093, respectively. Amortization expense for the years ended December 31, 2006, 2005 and 2004 amounted to Ps. 140,528, Ps. 268,275 and Ps. 123,402, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(l)	Supplemental condensed information on a U.S. GAAP basis

The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this note.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

	2006		2005

ASSETS
Total current assets	Ps.	385,461,379	Ps.	293,382,034
Properties and equipment, net		689,252,581		638,735,770
Intangible asset derived from the actuarial computation of labor obligations and other assets		105,204,543		108,509,806

Total assets	Ps.	1,179,918,503	Ps.	1,040,627,610

LIABILITIES
Total current liabilities	Ps.	170,495,486	Ps.	171,716,660
Long-term debt		505,474,457		521,923,673
Reserve for dismantlement and abandonment activities, sundry creditors and others		30,371,410		29,593,251
Reserve for retirement payments, pensions and seniority premiums		489,648,376		430,218,308
Non current deferred income tax liabilities		4,570,969		2,335,943

Total liabilities		1,200,560,698		1,155,787,835

Minority interest		1,411,618		1,400,855
TOTAL EQUITY (DEFICIT)		(22,053,813)		(116,561,080)

Total liabilities and equity	Ps.	1,179,918,503	Ps.	1,040,627,610

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2006, 2005 AND 2004

	2006		2005		2004

Total revenues, net of IEPS Tax	Ps.	1,129,349,393	Ps.	957,564,002	Ps.	780,301,891
Total costs and operating expenses		(474,208,169)		(441,539,217)		(345,146,102)
Comprehensive financing (cost) income		(17,493,867)		(11,341,638)		2,239,699

Income before deferred income taxes hydrocarbon extraction duties and other minority interest		637,647,357		504,683,147		437,395,488
Hydrocarbon extraction duties and other taxes		(582,927,058)		(582,700,771)		(451,189,826)
Minority interest		(52,804)		1,117,236		(195,427)

Net income (loss)	Ps.	54,667,495	(Ps.	76,900,388)	(Ps.	13,989,765)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006		2005		2004

Operating Activities
Net income (loss) for the year	Ps.	54,667,495	(Ps.	76,900,388)	(Ps.	13,989,765)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization		59,736,091		50,893,067		38,767,205
Reserve for retirement payments, pensions and seniority premiums		65,065,267		57,247,987		59,096,505
Loss on disposal of fixed assets		3,122,635		5,187,312		3,890,381
Allowance for uncollectible trade accounts		67,711		613,531		302,293
Allowance for slow-moving inventory and obsolescence		(144,953)		(20,837)		307,824
Minority interest		65,332		(1,117,236)		243,793
Foreign exchange loss (gain)		13,460,782		(29,125,882)		6,054,335
Profits sharing in subsidiaries		(4,007,188)		(1,599,919)		(2,279,883)
Deferred taxes		(1,793,835)		1,631,261
Dismantlement and abandonment costs in fixed assets		(1,919,880)		(1,697,762)		(1,546,098)
Financial instruments		(71,967)		(706,939)		(5,932,890)
Gain from monetary position		(14,282,349)		(16,994,450)		(23,791,819)

		173,965,141		(12,590,255)		61,121,882

Changes in operating assets and liabilities:
Accounts and notes receivable		(19,126,371)		(53,948,289)		(63,602,558)
Inventories		(8,173,318)		(6,979,546)		(3,093,574)
Other assets		(3,131,969)		3,541,924		(16,725,750)
Accounts payable and accrued liabilities		(29,628,629)		23,534,377		67,736,572

Cash flow provided by (used in) operating activities		113,904,854		(46,441,789)		45,436,572
Investing Activities
Acquisition of fixed assets		(102,795,521)		(75,585,683)		(87,485,581)
Specific funds accounts-trade commission		(6,360,806)		7,225,819		(35,165,450)

Cash flows used in investing activities		(109,156,327)		(68,359,864)		(122,651,031)
Financing Activities
Proceeds from new long term financing		162,597,763		253,519,684		147,811,672
Financing payments		(142,909,227)		(135,642,380)		(81,957,656)
Increase in Equity of Subsidiary Entities		46,938,456		46,398,426		35,092,226
Dividends paid to the Mexican Government		(259,245)		(15,902,901)		(11,169,118)

Cash flows provided by financing activities		66,367,747		148,372,829		89,777,124
Effects of inflation on cash and cash equivalents		(8,156,495)		(1,944,769)		(4,232,341)
Increase in cash and equivalents		62,959,779		31,626,407		8,330,324
Cash and cash equivalents, beginning of period		125,724,053		94,097,646		85,767,324

Cash and cash equivalents, end of period	Ps.	188,683,832	Ps.	125,724,053	Ps.	94,097,648

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	51,235,309	Ps.	57,011,642	Ps.	38,737,883
Taxes paid		612,314,507		521,653,340		481,336,375
Supplemental non-cash disclosures:
Unrealized gains on available for sale securities	Ps.	2,886,826	Ps.	800,103	Ps.	5,407,389
Additional minimum pension liability		(19,576,073)		(18,979,124)		2,790,733
Derivative financial instruments		5,083,038		(4,752,172)		8,143,833

(m)	Recently issued accounting standards

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for financial statement recognition and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. PEMEX is currently evaluating the impact of adopting FIN 48 on its financial condition and results of operations.

In June 2006, the Emerging Issues Task Force (“EITF”) ratified the consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation),” (“EITF 06-03”). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-03 is not expected to impact PEMEX’s financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. PEMEX is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.

In September 2006, the FASB issued FASB Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” (“FSP AUG AIR-1”). This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities, because it causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. The effective date of this FSP is an entity’s first fiscal year beginning after December 15, 2006. PEMEX is currently evaluating the impact of adopting FSP AUG AIR-1 on its financial condition and results of operations.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS 158”). Part of this statement requires companies without publicly traded equity securities that have defined benefit pension plans and other postretirement benefit plans to recognize the funded status of those plans on a prospective basis as of the end of the first fiscal year ending after June 15, 2007. In addition, SFAS 158 requires companies using a measurement date for those plans other than their fiscal year end change to a fiscal year end measurement date effective for years ending after December 15, 2008. PEMEX believes that the impact of the adoption of SFAS 158 in 2007 will be significant, given the unrecognized balance sheet amounts related to pension and seniority premiums and other post retirement benefits, which existed at December 31, 2006 (see Notes 20Ib. and c.). Nevertheless, the actual impact will not be known until such time as PEMEX completes its evaluation and adopts the standard.

In December 2006, the FASB issued FSP No. EITF 00-19-2, “Accounting for Registration Payment Arrangements,” (“EITF 00-19-2”). EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. EITF 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. EITF 00-19-2 shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of EITF 00-19-2. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of EITF 00-19-2, this guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. PEMEX is currently evaluating the impact of adopting EITF 00-19-2 on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115,” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 provides entities with the opportunity to mitigate the volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB 157. PEMEX is currently evaluating the impact of adopting SFAS 159 on its financial condition and results of operations.

(n)	Accounting for Buy/Sell Contracts

In the first quarter 2005, the United States Securities and Exchange Commission (“SEC”) issued comment letters to companies in the oil and gas industry requesting disclosure of information related to the accounting for buy/sell contracts. Under a buy/sell contract, a company agrees to buy a specific quantity and quality of a commodity to be delivered at a specific location while simultaneously agreeing to sell a specified quantity and quality of a commodity at a different location to the same counterparty. Physical delivery occurs for each side of the transaction, and the risk and reward of ownership are evidenced by title transfer, assumption of environmental risk, transportation scheduling, credit risk and risk of nonperformance by the counterparty. Both parties settle each side of the buy/sell contract through separate invoicing.

The SEC raised the issue as to whether the accounting for buy/sell contracts should be shown net on the income statement and accounted for under the provisions of Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”). PEMEX understands that others in the oil and gas industry may report buy/sell transactions on a net basis in the income statement rather than gross.

The EITF deliberated this topic as Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). At its September 2005 meeting, the EITF decided that two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, should be combined and considered as a single arrangement for purposes of applying APB 29 when the transactions were entered into “in contemplation” of one another. EITF 04-13 was ratified by the FASB in September 2005, and is effective for new arrangements, or modifications or renewals of existing arrangements, entered into as of April 1, 2006, which was the effective date for PEMEX’s adoption of this standard. During the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

years ended in December 31, 2006 and 2005, PEMEX did not enter into any arrangement that would be considered a buy/sell contract under EITF 04-13.

(o)	Deferred income taxes

Effective January 1, 2000, PEMEX follows the provisions of the revised Statement D-4, “Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing,” for Mexican FRS purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income tax in accordance with U.S. GAAP SFAS 109, “Accounting for Income Taxes” (“FAS 109”).

As described in Note 17, during 2005, a new fiscal regime applicable to PEMEX and its subsidiaries was enacted. Beginning January 1, 2006, certain subsidiary companies of PEMEX will be subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate. The statutory rate for Mexico beginning January 1, 2006 is 29%. As a result of the change in fiscal regime in 2005, PEMEX began generating deferred taxes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

At December 31, 2006 and 2005, the primary components of the net deferred tax liability under U.S. GAAP consist of the following:

	2006		2005

Current deferred tax asset:
Accounts and other receivables	Ps.	1,314,877	Ps.	1,766,025
Inventories		1,818,803		988,043
Accrued liabilities		369,378		108,006
Prepaids and other current assets		210,507		236,995

Total current deferred tax asset		3,713,565		3,099,069
Less: current valuation allowance		(3,218,659)		(2,391,842)

Net current deferred tax asset		494,906		707,227

Current deferred tax liability:
Prepaids and other current assets		—		(2,543)

Total current deferred tax liability		—		(2,543)

Noncurrent deferred tax asset:
Contingencies		1,413,186		113,726
Derivative financial instruments		—		23,996
Reserve for environmental costs		485,150		1,144,544
Property taxes		—		1,339,248
Tax loss carryforwards		8,067		14,416,627
Fixed assets		7,663,843		11,968,344

Total noncurrent deferred tax asset		9,570,246		29,006,485
Less: noncurrent valuation allowance		(8,294,820)		(26,175,519)

Net noncurrent deferred tax asset		1,275,426		2,830,966

Noncurrent deferred tax liability:
Derivative financial instruments		(626,190)		(2,626,920)
Fixed assets		(5,220,204)		(2,539,989)

Net noncurrent deferred tax liability		(5,846,394)		(5,166,909)

Total noncurrent deferred tax liability		(4,570,968)		(2,335,943)
Net deferred tax liability	(Ps.	4,076,062)	(Ps.	1,631,259)

Net deferred tax liability under U.S. GAAP	(Ps.	4,076,062)	(Ps.	1,631,259)
Net deferred tax liability under Mexican FRS	(Ps.	4,430,625)	(Ps.	2,057,891)

Net deferred U.S. GAAP adjustments to the net deferred tax liability	(Ps.	354,563)	(Ps.	426,632)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Note 21 — Subsidiary guarantor information, PIDIREGAS liabilities and the Pemex Project Funding Master Trust (“Master Trust”)

The following consolidating information presents condensed consolidating balance sheets at December 31, 2006 and 2005 and condensed consolidating statements of operations and cash flow for the years ended December 31, 2006, 2005 and 2004 of Petróleos Mexicanos, the Master Trust, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (excluding the Master Trust).

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The Master Trust is consolidated in the financial statements of PEMEX for each of the periods presented in accordance with consolidation principles detailed in Mexican FRS Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks.” In accordance with U.S. accounting principles, the Master Trust is a special purpose entity requiring consolidation in the financial statements as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

The following table sets forth, as of the date of this report, the principal amount outstanding, as of June 27, 2007, of the registered debt securities issued by Master Trust, for which Petróleos Mexicanos is the Guarantor and Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals are the Subsidiary Guarantors:

Table 1: Registered Debt Securities of the Master Trust

			Principal Amount
Security	Issuer	Guarantor	Outstanding

5.75% Guaranteed Notes due 2015.	Master Trust	Petróleos Mexicanos	U.S. $	1,720,947
6.125% Notes due 2008	Master Trust	Petróleos Mexicanos		709,844
6.625% Guaranteed Bonds due 2035	Master Trust	Petróleos Mexicanos		1,249,000
7.375% Notes due 2014	Master Trust	Petróleos Mexicanos		1,551,059
7.875% Notes due 2009	Master Trust	Petróleos Mexicanos		907,603
8.00% Notes due 2011	Master Trust	Petróleos Mexicanos		731,048
8.5% Notes due 2008	Master Trust	Petróleos Mexicanos		930,079
8.625% Bonds due 2022	Master Trust	Petróleos Mexicanos		754,234
8.625% Bonds due 2023	Master Trust	Petróleos Mexicanos		225,395
8.85% Guaranteed Notes due 2007	Master Trust	Petróleos Mexicanos		407,241
9.125% Notes due 2010	Master Trust	Petróleos Mexicanos		927,824
9.25% Guaranteed Bonds due 2018	Master Trust	Petróleos Mexicanos		334,915
9.375% Guaranteed Notes due 2008	Master Trust	Petróleos Mexicanos		468,601
9.50% Guaranteed Bonds due 2027	Master Trust	Petróleos Mexicanos		573,333

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals:

Table 2: Registered Debt Securities of Petróleos Mexicanos

			Principal Amount
Security	Issuer	Guarantor	Outstanding

8.85% Global Guaranteed Notes due 2007	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals	U.S.$	162,526
9.25% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals		9,296
9.375% Guaranteed Notes due 2008	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals		99,859
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals		102,149

The Master Trust does not guaranty debt securities issued by Petróleos Mexicanos.

The significant differences between Mexican FRS and U.S. GAAP as they affect PEMEX are described in Note 20. The following also presents the reconciliation of equity to U.S. GAAP as of December 31, 2006 and 2005 and the reconciliation of income to U.S. GAAP for the three years ended December 31, 2006 for each of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. The following reconciliation to U.S. GAAP does not include the reversal of Mexican FRS inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

As of December 31, 2006, Petróleos Mexicanos, the Master Trust, Fideicomiso F/163 and RepCon Lux are the only entities of PEMEX authorized to contract debt with debt outstanding as of that date, and thus all guaranteed debt is issued by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2006

	Petróleos			Subsidiary	Non-Guarantor		PEMEX
	Mexicanos(1)		Master Trust(1)	Guarantors(1)	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	128,258,631	Ps.21,859,987	Ps. 2,869,471	Ps. 35,695,743	Ps. —	Ps. 188,683,832
Accounts, notes receivable and other,
net and derivative financial
instruments		40,062,263	5,198,537	49,874,082	41,289,855	—	136,424,737
Accounts receivable-intercompany		49,275,610	39,150,670	660,278,318	65,856,811	(814,561,409)	—
Inventories, net		421,988	7,654	49,576,339	9,809,358	—	59,815,339

Total current assets		218,018,492	66,216,848	762,598,210	152,651,767	(814,561,409)	384,923,908
Long-term receivables — intercompany		592,783,252	390,505,450	20,558,387	96,809,582	(1,100,656,671)	—
Investments in shares		390,582,120	—	2,366,791	28,062,936	(389,437,771)	31,574,076
Other investments		54,643,000	—			(54,643,000)	—
Properties and equipment, net		8,118,291	—	686,840,284	15,529,630	—	710,488,205
Intangible asset derived from the actuarial computation of labor obligations		11,499,664	—	56,055,948	6,168,241	—	73,723,853
Other assets		1,236,029	—	1,098,063	1,690,322	—	4,024,414

Total assets		Ps. 1,276,880,848	Ps. 456,722,298	Ps. 1,529,517,683	Ps.300,912,478	(Ps.2,359,298,851)	Ps. 1,204,734,456

LIABILITIES
Current liabilities:
Current portion of long-term debt		Ps. 12,379,479	Ps.31,479,174	Ps. 1,316,284	Ps. 18,665,576	Ps. —	Ps. 63,840,513
Accounts payable — intercompany		611,549,382	4,400,039	173,659,318	24,945,084	(814,553,823)	—
Other current liabilities		4,230,464	12,350,210	53,480,220	36,025,181	—	106,086,075

Total current liabilities		628,159,325	48,229,423	228,455,822	79,635,841	(814,553,823)	169,926,588
Long-term debt		15,232,850	359,630,696	1,157,636	129,453,275	—	505,474,457
Long-term payables-intercompany		525,715,789	48,862,179	561,493,040	19,228,662	(1,155,299,670)	—
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		66,692,580	—	377,190,274	45,496,793	—	489,379,647

Total Liabilities		1,235,800,544	456,722,298	1,168,296,772	273,814,571	(1,969,853,493)	1,164,780,692
EQUITY		41,080,304	—	361,220,911	27,097,907	(389,445,358)	39,953,764

Total liabilities and equity		Ps. 1,276,880,848	Ps.456,722,298	Ps. 1,529,517,683	Ps. 300,912,478	(Ps. 2,359,298,851)	Ps. 1,204,734,456

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF EQUITY
For the year ended December 31, 2006

	Petróleos			Subsidiary	Non-Guarantor		PEMEX
	Mexicanos(1)	Master Trust(1)		Guarantors(1)	Subsidiaries	Eliminations	Consolidated

Equity under Mexican FRS	Ps.41,080,304	Ps.	—	Ps.361,220,911	Ps.27,097,907	(Ps.389,445,358)	Ps.39,953,764
U.S. GAAP adjustments:
Exploration and drilling costs			—	13,386,109	—	—	13,386,109
Pensions and seniority premiums	(507,499)		—	(6,282,808)	(799,760)	—	(7,590,067)
Additional Pension liability	696,227		—	4,062,498	471,302	—	5,230,027
Post-retirement benefits	(5,196,100)		—	(27,952,516)	(3,679,909)	—	(36,828,525)
Accrued vacation	(78,586)		—	(432,909)	(57,403)	—	(568,898)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net	—		—	2,950,403	—	—	2,950,403
Capitalization of interests, net	26,041		—	(8,185,715)	167,531	—	(7,992,143)
Impairment, net	—		—	(24,832,185)	(3,993,038)	—	(28,825,223)
Depreciation convention	(17,051)		—	(710,009)	(27,710)	—	(754,770)
Derivative financial instruments	591		—	7,851,325	2,541	—	7,854,457
Profit in inventory	—		—	(7,552,647)	—	—	(7,552,647)
Deferred income taxes	—		—	354,563	—	—	354,563
Advance payment of minimum guaranteed dividends (APMGD)	(259,245)		—	—	—	—	(259,245)
Reclassification of Pemex Finance net income to minority interest	—		—	—	(1,411,618)	—	(1,411,618)
Investments in subsidiaries(2)	(56,671,954)					56,671,954	—

Total U.S. GAAP adjustments, net	(62,007,576)		—	(47,343,891)	(9,328,064)	56,671,954	(62,007,577)

Equity (Deficit) under U.S. GAAP	Ps.(20,927,272)		Ps. —	Ps.313,877,020	Ps.17,769,843	(Ps.332,773,404)	(Ps.22,053,813)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.
(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying U.S. GAAP adjustments of such subsidiaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2005

	Petróleos		Master		Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	39,442,854	Ps.	56,286,972	Ps.	2,558,776	Ps.	27,435,451	Ps.	—	Ps.	125,724,053
Accounts, notes receivable and other, net
and derivative financial instruments		55,566,722		—		22,964,464		47,741,576		—		126,272,762
Accounts receivable-intercompany		142,538,283		34,696,429		481,516,202		86,857,936		(745,608,850)		—
Inventories, net		385,329		—		45,891,574		6,355,658		—		52,632,561

Total current assets		237,933,188		90,983,401		552,931,016		168,390,621		(745,608,850)		304,629,376
Long-term receivables - intercompany		370,348,067		324,968,107		26,048,186		109,352,649		(830,717,009)		—
Investments in shares		247,211,145		—		1,601,026		24,887,132		(246,057,294)		27,642,009
Properties and equipment, net		8,679,538		—		645,150,451		15,477,834		—		669,307,823
Intangible asset derived from the actuarial computation of labor obligations		12,537,025		—		60,640,623		6,592,683		—		79,770,331
Other assets		174,841		—		1,134,686		2,158,889		—		3,468,416

Total assets	Ps.	876,883,804	Ps.	415,951,508	Ps.	1,287,505,988	Ps.	326,859,808	(Ps.	1,822,383,153)	Ps.	1,084,817,955

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	8,164,709	Ps.	26,330,963	Ps.	773,806	Ps.	2,288,578		—	Ps.	37,558,056
Accounts payable - intercompany		494,335,186		5,527,296		172,677,593		73,068,776		(745,608,851)		—
Other current liabilities		5,177,685		16,046,218		77,537,637		34,823,170		—		133,584,710

Total current liabilities		507,677,580		47,904,477		250,989,036		110,180,524		(745,608,851)		171,142,766
Long-term debt		27,501,294		347,108,343		1,152,105		146,161,931		—		521,923,673
Long-term payables-intercompany		313,803,322		20,938,688		492,919,798		3,048,708		(830,710,516)		—
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		56,340,130		—		325,958,972		37,411,255		—		419,710,357

Total Liabilities		905,322,326		415,951,508		1,071,019,911		296,802,418		(1,576,319,367)		1,112,776,796
EQUITY		(28,438,522)		—		216,486,077		30,057,390		(246,063,786)		(27,958,841)

Total liabilities and equity	Ps.	876,883,804	Ps.	415,951,508	Ps.	1,287,505,988	Ps.	326,859,808	(Ps.	1,822,383,153)	Ps.	1,084,817,955

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF EQUITY
For the year ended December 31, 2005

	Petróleos			Subsidiary		Non-Guarantor			PEMEX
	Mexicanos(1)	Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations	Consolidated

Equity under Mexican FRS	(Ps. 28,438,522)	Ps	—	Ps.	216,486,077	Ps.	30,057,390	(Ps. 246,063,786)	(Ps. 27,958,841)
U.S. GAAP adjustments:
Exploration and drilling costs	—		—		14,830,611		—	—	14,830,611
Pensions and seafaring premiums
Pensions and seniority premiums	(756,362)		—		(7,734,931)		(968,225)	—	(9,459,518)
Additional Pension liability	953,482		—		5,065,535		598,856	—	6,617,873
Post-retirement benefits	(5,899,769)		—		(31,658,959)		(4,129,667)	—	(41,688,395)
Accrued vacation	(78,942)		—		(434,762)		(57,646)	—	(571,350)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net	—		—		(835,705)		—	—	(835,705)
Capitalization of interests, net	12,095		—		(10,536,909)		(160,489)	—	(10,685,303)
Impairment, net	—		—		(28,250,179)		(4,409,474)	—	(32,659,653)
Depreciation convention	(34,102)		—		(1,420,020)		(55,420)	—	(1,509,542)
Derivative financial instruments	202,167		—		7,574,564		5,758	—	7,782,489
Profit in inventory	—		—		(3,546,621)		—	—	(3,546,621)
Deferred income taxes	—		—		426,631		—	—	426,631
Advance payment of minimum guaranteed dividends	(15,902,901)		—		—		—	—	(15,902,901)
Reclassification of Pemex Finance net income to minority interest	—		—		—		(1,400,855)	—	(1,400,855)
Investments in subsidiaries(2)	(67,097,907)							67,097,907	—

Total U.S. GAAP adjustments, net	(88,602,239)		—		(56,520,745)		(10,577,162)	67,097,907	(88,602,239)

Equity (Deficit) under U.S. GAAP	(Ps. 117,040,761)	Ps.	—	Ps.	159,965,332	Ps.	19,480,228	(Ps. 178,965,879)	(Ps. 116,561,080)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying US GAAP adjustments of such subsidiaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	25,478,992	Ps.	—	Ps.	1,508,268,084	Ps.	686,187,726	(Ps.	1,157,440,058)	Ps.	1,062,494,744
Other (expenses) revenues, net		(616,006)		—		58,074,942		12,089,864		192,675		69,741,475

Total revenues		24,862,986		—		1,566,343,026		698,277,590		(1,157,247,383)		1,132,236,219

Costs and operating expenses:
Costs of sales		202,305		—		848,759,431		687,288,033		(1,133,144,294)		403,105,475
Transportation and distribution expenses		—		—		22,923,857		1,094,933		—		24,018,790
Administrative expenses		29,989,747		29,987		40,571,274		7,840,544		(24,409,469)		54,022,083

Total costs and operating expenses		30,192,052		29,987		912,254,562		696,223,510		(1,157,553,763)		481,146,348
Comprehensive financing cost (income)		(16,983,531)		10,184,669		30,903,954		6,863,121		(7,985,509)		22,982,704
Equity participation in subsidiaries		35,222,680		—		—		—		(35,222,680)		—
Capitalization of Master Trust operations and others		—		10,214,656		—		(1,921,672)		(8,292,984)		—

Income (Loss) before hydrocarbon extraction duties and other		46,877,145		—		623,184,510		(6,730,713)		(35,223,775)		628,107,167
Hydrocarbon extraction duties and other		347,389		—		578,008,036		4,499,566		—		582,854,991

Net income (loss) for the year	Ps.	46,529,756	Ps.	—	Ps.	45,176,474	(Ps.	11,230,279)	(Ps.	35,223,775)	Ps.	45,252,176

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2006

	Petróleos		Master		Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net income (loss) under Mexican FRS	Ps.	46,529,756	Ps.	—	Ps.	45,176,474	(Ps.	11,230,279)	(Ps.	35,223,775)	Ps.	45,252,176
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,444,502)		—		—		(1,444,502)
Pension and seniority premiums		248,864		—		1,452,123		168,465		—		1,869,452
Post-retirement benefits		703,668		—		3,706,443		449,760		—		4,859,871
Accrued vacation		(2,879)		—		(14,969)		(1,957)		—		(19,805)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net		—		—		3,786,109		—		—		3,786,109
Capitalization of interests, net		13,946		—		2,351,194		328,018		—		2,693,158
Impairment, net		—		—		3,417,993		416,437		—		3,834,430
Depreciation convention		17,051		—		710,011		27,710		—		754,772
Derivative financial instruments		(201,576)		—		276,761		(3,217)		—		71,968
Profit in inventory		—		—		(4,006,026)		—		—		(4,006,026)
Available-for-sale securities		(2,886,826)		—		—		—		—		(2,886,826)
Deferred Income Taxes		—		—		(72,068)		—		—		(72,068)
Effect of inflation accounting on U.S. GAAP Adjustment		8,569		—		16,821		2,200		—		27,590
Reclassification of Pemex Finance net income to minority interest		—		—		—		(52,804)		—		(52,804)
Investments in Subsidiaries		11,514,502		—		—		—		11,514,502		—

Total U.S. GAAP adjustments		9,415,319		—		10,179,890		1,334,612		(11,514,502)		9,415,319

Net income (loss) for the year	Ps.	55,945,075	Ps.	—	Ps.	55,356,364	(Ps.	9,895,667)	(Ps.	46,738,277)	Ps.	54,667,495

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2005

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	23,189,557	Ps.	—	Ps.	1,378,345,484	Ps.	572,208,498	(Ps.	1,007,459,877)	Ps.	966,283,662
Other (expenses) revenues, net		1,501,418				(2,714,849)		27,972,129		(14,441,822)		12,316,876

Total revenues		24,690,975		—		1,375,630,635		600,180,627		(1,021,901,699)		978,600,538
Costs and operating expenses:
Costs of sales		139,116		—		782,681,086		594,865,114		(1,001,868,376)		375,816,940
Transportation and distribution expenses		—		—		21,675,960		1,122,939		—		22,798,899
Administrative expenses		24,727,461		26,590		44,556,481		5,186,842		(25,800,023)		48,697,351

Total costs and operating expenses		24,866,577		26,590		848,913,527		601,174,895		(1,027,668,399)		447,313,190
Comprehensive financing cost (income)		(136,162)		3,965,493		(7,153,562)		12,261,811		(4,276,692)		4,660,888
Equity participation in subsidiaries		(79,053,646)		—		—		—		79,053,646		—
Capitalization of Master Trust operations and others		—		3,992,083		—		6,052,521		(10,044,604)		—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(79,093,086)		—		533,870,670		(7,203,558)		79,052,434		526,626,460
Hydrocarbon extraction duties and other		—		—		579,101,760		4,028,766		—		583,130,526
Special tax on production and services (IEPS Tax)		—		—		21,033,414		—		—		21,033,414
Cumulative effect of adoption of new accounting standards		(463,640)		—		(1,196,452)		(176,730)		—		(1,836,822)

Net (loss) income for the year	(Ps.	79,556,726)	Ps.	—	(Ps.	67,460,956)	(Ps.	11,409,054)	Ps.	79,052,434	(Ps.	79,374,302)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2005

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net income (loss) under Mexican FRS	(Ps.	79,556,726)	Ps.	—	(Ps.	67,460,956)	(Ps.	11,409,054)	Ps.	79,052,434	(Ps.	79,374,302)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,493,672)		—		—		(1,493,672)
Pension and seniority premiums		155,735		—		730,272		89,771		—		975,778
Post-retirement benefits		421,907		—		2,545,428		285,607		—		3,252,942
Accrued vacation		(2,258)		—		(12,237)		(1,612)		—		(16,107)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, Net		—		—		(8,140,013)		—		—		(8,140,013)
Capitalization of interests, net		12,095		—		1,599,867		246,452		—		1,858,414
Impairment, net		—		—		2,295,395		3,725,275		—		6,020,670
Depreciation convention		9,491		—		731,037		14,244		—		754,772
Derivative financial instruments		(803,727)		(4,062,102)		5,140,110		719,245		—		993,526
Profit in inventory		—		—		(2,675,545)		—		—		(2,675,545)
Available-for-sale securities		(800,103)		—		—		—		—		(800,103)
Deferred Income Taxes		—		—		426,631		—		—		426,631
Effect of inflation accounting on U.S. GAAP Adjustment		183,474		—		14,058		1,853		—		199,385
Reclassification of Pemex Finance net income to minority interest		—		—		—		1,117,236		—		1,117,236
Investments in Subsidiaries		3,297,300		—		—		—		(3,297,300)		—

Total U.S. GAAP adjustments		2,473,914		(4,062,102)		1,161,331		6,198,071		(3,297,300)		2,473,914

Net (loss) income for the year	(Ps.	77,082,812)	(Ps.	4,062,102)	(Ps.	66,299,625)	(Ps.	5,210,983)	Ps.	75,755,134	(Ps.	76,900,388)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2004

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	19,793,730	Ps.	—	Ps.	1,169,178,551	Ps.	455,271,941	(Ps.	812,474,957)	Ps.	831,769,265
Other (expenses) revenues, net		451,720		—		2,535,925		10,426,939		(1,421,277)		11,993,307

Total revenues		20,245,450		—		1,171,714,476		465,698,880		(813,896,234)		843,762,572
Costs and operating expenses:
Costs of sales		190,421		—		618,794,981		456,516,317		(791,532,635)		283,969,084
Transportation and distribution expenses		—		—		18,564,266		528,950		(197,129)		18,896,087
Administrative expenses		23,524,435		8,325		31,202,941		4,938,798		(20,207,773)		39,466,726

Total costs and operating expenses		23,714,856		8,325		668,562,188		461,984,065		(811,937,537)		342,331,897
Comprehensive financing cost (income)		(9,595,766)		5,674,044		13,687,205		8,851,180		(11,038,413)		7,578,250
Equity participation in subsidiaries		(32,367,176)		—		—		—		32,367,176		—
Capitalization of Master Trust operations and others		—		5,682,369		—		3,381,919		(9,064,288)		—

(Loss) income before hydrocarbon extraction duties and other, special tax on production and services and cumulative effect of adoption of new accounting standards		(26,240,816)		—		489,465,083		(1,754,446)		32,382,604		493,852,425

Hydrocarbon extraction duties and other		—		—		449,486,748		1,687,650		15,427		451,189,825
Special tax on production and Services (IEPS tax)		—		—		58,819,245		—		—		58,819,245

Cumulative effect of adoption of new accounting standards		(1,172,604)		—		(7,048,147)		(3,035,760)		—		(11,256,511)

Net (loss) income for the year	(Ps.	27,413,420)	Ps.	—	(Ps.	25,889,057)	(Ps.	6,477,856)	Ps.	32,367,177	(Ps.	27,413,156)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2004

	Petróleos		Master		Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net income (loss) under Mexican FRS	(P	s.27,413,420)	Ps.	—	(P	s.25,889,057)	(P	s.6,477,856)	P	s. 32,367,177	(P	s.27,413,156)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,526,217)		—		—		(1,526,217)
Pension and seniority premiums		12,781		—		607,624		184,001		—		804,406
Post-retirement benefits		(333,536)		—		(2,232,829)		(291,969)		—		(2,858,334)
Accrued vacation		18,850		—		103,812		13,764		—		136,426
Fixed asset adjustments:
Capitalized gains (losses) of hedging financial instruments, net		—		—		890,056		—		—		890,056
Capitalization of interests, net		—		—		2,053,170		43,347		—		2,096,517
Impairment, net		—		—		7,492,900		2,353,485		—		9,846,385
Depreciation convention		14,531		—		717,020		23,221		—		754,772
Derivative financial instruments		2,663,154		3,991,117		1,146,393		(1,685,744)		105,157		6,220,077
Sales of shares of Repsol		727,159		—		—		—		—		727,159
Profit in inventory		—		—		1,117,526		—		—		1,117,526
Available-for-sale securities		(5,407,389)		—		—		—		—		(5,407,389)
Effect of inflation accounting on U.S. GAAP adjustment		595,815		—		23,126		3,066		—		622,007
Investments in Subsidiaries		15,026,869								(15,026,869)		—

Total U.S. GAAP adjustments		13,318,234		3,991,117		10,392,581		643,171		(14,921,712)		13,423,391

Net (loss) income for the year	(P	s.14,095,186)	P	s.3,991,117	(P	s.15,496,476)	(P	s.5,834,685)	Ps.	17,445,465	(P	s.13,989,765)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOW(1)
For the year ended December 31, 2006

	Petróleos				Subsidiary			Non-Guarantor			PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)			Subsidiaries	Eliminations		Consolidated

Operating activities
Net income (loss) for the year	Ps.	46,529,755	Ps.	—	Ps.	45,176,474	(Ps.	11,230,278)	(Ps.	35,223,775)	Ps.	45,252,176
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		671,365		—		61,751,502		870,138		—		63,293,005
Reserve for retirement payments, pensions and seniority premiums		11,027,389		—		53,914,166		6,853,035		—		71,794,590
Impairment of fixed assets		—		—		—		677,770		—		677,770
Loss on disposal of fixed assets		24,640		—		2,841,924		256,071		—		3,122,635
Allowance for uncollectible trade accounts		775		—		(51,808)		118,745		—		67,712
Allowance for decline in the value of inventory		(18,355)				(71,196)		(55,402)		—		(144,953)
Foreign exchange loss (gain)		19,161		12,424,980		623,031		393,610		—		13,460,782
Equity in earning in investees less dividend received and other		(29,504,163)		—		—		(9,677,281)		35,223,775		(3,957,669)
Gain from monetary position		(11,969,769)		—		(4,055,741)		1,743,161		—		(14,282,349)
Deferred income taxes		—		—		1,031,619		(160,214)		—		871,405
Dismantlement and abandonment costs in fixed assets		—		—		(1,919,880)		—		—		(1,919,880)
Changes in operating assets and liabilities
Accounts and notes receivable		5,794,221		(5,218,119)		(24,530,225)		4,859,732		—		(19,094,391)
Inter-company changes and deductions		(95,910,710)		(989,961)		111,959,301		(77,657,471)		62,598,841		—
Inventories		(33,315)		(8,640)		(8,033,613)		(2,326,201)		—		(10,401,769)
Other assets		(1,066,538)		—		(97,896)		405,047		—		(759,387)
Accounts payable and accrued liabilities		(756,665)		(3,167,889)		(31,573,950)		1,774,158		—		(33,724,346)

Cash flows provided by operating activities		(75,192,209)		3,040,371		208,963,708		(83,155,380)		62,598,841		114,255,331
Investing activities:
Increase in fixed assets, net		(255,195)		—		(96,785,134)		(1,844,354)		—		(98,884,683)
Specific funds account — trade commission		(6,360,806)										(6,360,806)
Inter-company (increase) decrease in investments		(324,123,643)		(84,001,981)		(283,066,677)		57,078,448		634,113,853		—
Investments in Subsidiaries		(2,791,641)		—		(828,125)		10,009,921		(10,601,946)		(4,211,791)

Cash flows used in investing activities		(333,531,285)		(84,001,981)		(380,679,936)		65,244,015		623,511,907		109,506,799)
Financing Activities
Proceeds from long term financing		39,272,061		112,873,129		—		10,452,573		—		162,597,763
Financing payments		(45,346,740)		(92,562,167)		—		(5,000,320)		—		(142,909,227)
Inter-company (decrease) increase in financing		499,292,811		28,815,829		137,931,823		31,978,772		(698,019,235)		—
Increase in equity of subsidiary entities		13,211,400		—		33,478,562		248,493		—		46,938,455
Minimum guaranteed dividends paid to the Mexican government		(259,245)		—		—		(11,958,006)		11,958,006		(259,245)

Cash flows provided by financing activities		506,170,287		49,126,791		171,410,385		25,721,512		(686,061,229)		66,367,746
Effects of inflation on cash and cash equivalents		(8,631,016)		(2,592,166)		2,616,538		450,145		—		(8,156,499)

Increase (decrease) in cash and cash equivalents		88,815,777		(34,426,985)		310,695		8,260,292		—		62,959,779
Cash and cash equivalents, beginning of period		39,442,854		56,286,972		2,558,776		27,435,451		—		125,724,053

Cash and cash equivalents, end of period	Ps.	128,258,631		Ps.21,859,987		Ps.2,869,471		Ps.35,695,743		Ps.—		Ps.188,683,832

(1)	The accompanying cash flow is prepared in accordance with Mexican FRS.
(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOW(1)
For the year ended December 31, 2005

	Petróleos			Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(2)	Master Trust(2)		Guarantors(2)		Subsidiaries		Eliminations		Consolidated

Operating activities
Net income (loss) for the year	(Ps. 79,556,726)	Ps.	—		(Ps. 67,460,956)		(Ps. 11,409,054)	Ps.	79,052,434		(Ps. 79,374,302)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	690,311		—		53,170,898		1,069,310		—		54,930,519
Reserve for retirement payments, pensions and seniority premiums	8,998,132		—		46,828,327		5,650,248		—		61,476,707
Impairment of fixed assets	—		—		(2,203,639)		3,584,426		—		1,380,787
Loss on disposal of fixed assets	291,482		—		4,148,148		747,681		—		5,187,311
Allowance for uncollectible trade accounts	(3,801)		—		923,343		(306,011)		—		613,531
Allowance for slow-moving inventory and obsolescence	—		—		(20,837)		—		—		(20,837)
Foreign exchange loss (gain)	(3,184,037)		(25,332,483)		—		(609,361)		—		(29,125,881)
Equity in earning in investees less dividend received and other	77,487,902		—		(449,924)		(1,403,028)		(79,052,434)		(3,417,484)
Gain from monetary position	(4,514,503)		—		(12,441,837)		(38,110)		—		(16,994,450)
Deferred income taxes	—		—		2,057,891		—		—		2,057,891
Dismantlement and abandonment costs	—		—		(1,697,762)		—		—		(1,697,762)
Changes in operating assets and liabilities
Accounts and notes receivable	19,322,830		347,343		28,302,552		(39,694,728)		(14,808,242)		(6,530,245)
Inter-company changes and deductions	(11,359,858)		296,179,910		(367,242,561)		82,422,509		—		—
Inventories	(47,335)		(153,678)		(6,529,291)		(2,952,882)		—		(9,683,186)
Other assets	1,619,029		(58,957)		760,843		1,014,538		—		3,335,453
Accounts payable and accrued liabilities	(2,508,299)		2,502,337		5,101,221		17,958,646		—		23,053,905

Cash flows provided by operating activities	7,235,129		273,484,472		(316,753,583)		56,034,184		(14,808,242)		5,191,961
Investing activities:
Increase in fixed assets, net	(694,361)		—		(81,777,637)		(2,445,395)		—		(84,917,393)
Specific funds account-trade commission	7,225,819		—		—		—		—		(7,225,819)
Inter-company (increase) decrease in investments	(399,495,765)		(301,112,606)		14,736,564		(114,074,446)		799,946,253		—
Investments in Subsidiaries	—		—		—		2,527,079		—		2,527,079

Cash flows used in investing activities	(392,964,307)		(301,112,606)		(67,041,073)		(113,992,762)		799,946,253		(75,164,495)
Financing Activities
Proceeds from long term financing	49,640,624		127,490,222		934,966		75,453,871		—		253,519,683
Financing payments	(58,286,870)		(62,873,914)		(11,229,645)		(3,251,949)		—		(135,642,378)
Sale of future accounts receivable	—		—		(51,485,288)		—		12,441,459		(39,043,829)
Inter-company (decrease) increase in financing	386,722,649		(3,970,250)		416,796,326		397,531		(799,946,256)		—
Increase in equity of subsidiary entities	15,085,960		—		31,312,465		—		—		46,398,425
Dividends paid	(15,902,902)		—		—		(2,366,786)		2,366,786		(15,902,902)

Cash flows provided by financing activities	377,259,461		60,646,058		386,328,824		70,232,667		(785,138,011)		109,328,999
Effects of inflation on cash and cash equivalents	2,277,495		(617,155)		(2,158,615)		(1,446,491)		—		(1,944,766)

Increase (decrease) in cash and cash equivalents	(6,192,222)		32,400,769		375,553		10,827,598		—		37,411,698
Cash and cash equivalents, beginning of period	45,635,076		23,886,203		2,183,223		16,607,853		—		88,312,355

Cash and cash equivalents, end of period	Ps. 39,442,854	Ps.	56,286,972	Ps.	2,558,776	Ps.	27,435,451	Ps.	—	Ps.	125,724,053

(1)	The accompanying cash flow is prepared in accordance with Mexican FRS.
(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 22 — Supplementary information on oil and gas exploration and production activities (unaudited)

The following tables provide supplementary information on the oil and gas exploration, development and producing activities of Pemex-Exploration and Production in compliance with SFAS No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”). All exploration and production activities of Pemex-Exploration and Production are located in Mexico.

The supplemental data presented herein reflects information for all of Pemex-Exploration and Production’s oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP. Unless otherwise indicated, all information is presented in constant pesos as of December 31, 2006.

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2006		2005		2004

Proved properties	Ps.	814,251,220	Ps.	712,540,925	Ps.	614,919,061
Construction in progress		54,659,956		54,680,906		65,375,434
Accumulated depreciation and amortization		(369,896,470)		(318,215,448)		(274,218,779)

Net capitalized costs	Ps.	499,014,706	Ps.	449,006,383	Ps.	406,075,716

Costs incurred for oil and gas property exploration and development activities (unaudited):

	Year Ended December 31,
	2006		2005		2004

Exploration	Ps.	12,117,260	Ps.	15,171,804	Ps.	22,567,890
Development		85,001,222		77,992,553		72,487,582

Total costs incurred	Ps.	97,118,482	Ps.	93,164,357	Ps.	95,055,472

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 5,058,454, Ps. 5,409,644 and Ps. 5,649,299 for 2006, 2005 and 2004, respectively, that, in accordance with the successful efforts methods of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Results of operations for oil and gas producing activities (unaudited):

	Year Ended December 31,
	2006	2005		2004

Revenues from sale of oil and gas	Ps.857,704,121	Ps.	745,320,117	Ps.	603,190,203

Hydrocarbon duties	562,082,158		515,167,531		409,603,317
Excess-gains taxes	7,925,886		58,664,538		36,980,005
Production costs (excluding taxes)	72,924,057		74,071,052		68,717,859
Other costs and expenses	36,687,531		50,642,117		38,161,917
Exploration expenses	5,058,454		5,409,644		5,649,299
Depreciation, depletion, amortization and accretion	47,640,143		38,994,451		26,457,628

	732,318,229		742,949,333		585,570,025

Results of operations for oil and gas producing activities	Ps.125,385,892	Ps.	2,370,784	Ps.	17,620,178

Crude oil and natural gas reserves:

Sales prices and production costs (unaudited)

The following table summarizes average sales prices as of December 31 of each year presented (excluding production taxes) in U.S. dollars:

	2006		2005		2004

Weighted average sales price per barrel of oil equivalent(1)	U.S.$	43.39	U.S.$	43.75	U.S.$	30.00
Crude oil, per barrel	U.S.$	47.97	U.S.$	47.04	U.S.$	29.52
Natural gas, per thousand cubic feet	U.S.$	6.04	U.S.$	6.85	U.S.$	6.64

(1)	To convert dry gas to barrel of oil equivalent, a factor is used of 5.201 thousand cubic feet of dry gas per barrel of oil.

Crude oil and natural gas reserves (unaudited)

Under the Mexican Constitution and Mexican statutory law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Organic Law, PEMEX has the exclusive right to produce these reserves and owns the extracted production — not the reserves — subject to a federal production tax. As more fully discussed in Note 20, during 2005, the Mexican Government enacted a new fiscal regime applicable to PEMEX and effective as of January 1, 2006 by means of a decree that added a new chapter to the Federal Law of Duties, Chapter XII, which concerns hydrocarbons. PEMEX’s activities are limited to reserves located in Mexico.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Taxes are calculated pursuant to the Federal Duties Law in force as of December 31, 2006, which sets forth the following duties:

•	Ordinary Hydrocarbon Duty—A variable rate (which fluctuates between 78.68% and 87.81% depending on the year), was applied depending on the weighted average Mexican crude oil export price and natural gas prices as of December 31, 2006. This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific depreciation investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions). The allowed deductions may not exceed the value obtained of multiplying the produced volume for a particular year times the price of U.S. $6.5 per barrel of oil equivalent for crude oil and associated natural gas, and U.S. $2.7 per thousand of cubic feet of non-associated natural gas, respectively.

•	Hydrocarbon Duty for the Oil Revenues Stabilization Fund—A rate of 10% was applied to the value of the extracted crude oil production because the weighted average crude oil export price as of December 31, 2006 exceeded U.S. $31.00 per barrel.

•	Duty for the Fund for Scientific and Technological Research on Energy—A rate of 0.05% is applied to the value of extracted crude oil and natural gas production for the year.

•	Duty for Fiscal Monitoring of Oil Activities—A rate of 0.003% was applied of extracted production of crude oil and natural gas for the year.

•	Additional Duty—This duty is applied only if annual crude oil production is below target production for the years 2006 through 2008, pursuant to a formula that calculates the difference between target production and actual crude oil production. If target production is not reached by reason of force majeure, an act of God or energy policy, this duty is not collected.

•	Extraordinary Duty on Crude Oil Exports—A rate of 13.1% was applied to the value that resulted from multiplying the annual export volume by the difference between the annual weighted average price of one Mexican barrel of crude oil and the budgeted crude oil price of U.S. $42.80 per barrel.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, —i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff. PEMEX uses the year-end crude oil and natural gas prices to calculate its reserves estimates.

PEMEX estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure histories. The reserves data set forth herein represent estimates only. Reserves valuation is a subjective process that involves estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the date of an estimate may justify revision of an estimate.

Mexico’s total proved reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 6.0% in 2006, from 13.7 billion barrels of oil equivalent at December 31, 2005 to 12.8 billion barrels at December 31, 2006. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 6.6% in 2006, from 9.6 billion barrels at December 31, 2005, to 9.0 billion barrels at December 31, 2006. Mexico’s total proved of dry gas reserves decreased by 4.8% in 2006, from 14.6 trillion cubic feet at December 31, 2005, to 13.9 trillion cubic feet at December 31, 2006. Mexico’s proved developed dry gas reserves decreased by 2.3% in 2006, from 8.9 trillion cubic feet at December 31, 2005, to 8.7 trillion cubic feet at December 31, 2006.

The following two tables of oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves at December 31, 2006, 2005 and 2004 in accordance with the definition of proved reserves under Rule 4-10(a) Regulation S-X of the Securities Act of 1933:

Crude oil and condensate reserves (including natural gas liquids)1

	(Millions of barrels)
	2006	2005	2004

Proved developed and undeveloped reserves
At January 1	13,671	14,803	16,041
Revisions[2]	433	197	(109)
Extensions and discoveries[2]	79	25	245
Production	(1,332)	(1,354)	(1,374)

At December 31	12,849	13,671	14,803

Proved developed reserves at December 31	8,978	9,617	9,745

Note:    Table amounts may not total due to rounding.

1.	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

2.	Revisions and extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source: Pemex-Exploration and Production

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Dry gas reserves

	(Billions of cubic feet)
	2006	2005	2004

Proved developed and undeveloped reserves
At January 1	14,557	14,807	14,850
Revisions[1]	280	661	547
Extensions and discoveries[1]	505	394	641
Production[2]	(1,487)	(1,305)	(1,231)

At December 31	13,856	14,557	14,807

Proved developed reserves at December 31	8,688	8,888	8,325

Note:	Table amounts may not total due to rounding.

1.	Revisions and extensions include positive and negative changes due to new data gathered through drilling of extension wells.

2.	Production refers to dry gas, although natural gas production reported in other tables refer to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Based on the reservoir performance, new information, and discoveries, proved reserves for all regions as of December 31, 2006 were estimated to be 15,514.2 million barrels of oil equivalent as compared to 16,496.9 million barrels of oil equivalent at December 31, 2005.

Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves, excluding proved reserves scheduled to be produced after the year 2030.

Estimated future cash inflows from production are computed by applying average prices of oil and gas as of December 31 to the year-end quantities. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates—with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2006—to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was made based on the new fiscal regime applicable to Pemex-Exploration and Production, effective January 1, 2006, by means of a decree, which reformed Chapter XII of the Federal Law of Hydrocarbon Duties.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

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

Standardized measure of discounted net cash flows (unaudited, millions of U.S. dollars)

	As of December 31,
	2006		2005		2004

Future cash inflows	U.S.$	615,337	U.S.$	653,914	U.S.$	493,971
Future production costs (excluding taxes)		(82,696)		(85,432)		(70,922)
Future development costs		(35,845)		(35,966)		(29,314)
Future cash flows before tax		496,797		532,516		393,735
Future production-and-excess-gains tax		(410,021)		(448,162)		(311,918)
Future income taxes		—		—		—
Future net cash flows		86,775		84,354		81,817
Effect of discounting net cash flows at 10%		(31,699)		(32,728)		(35,193)

Standardized measure of discounted future net cash flows	U.S.$	55,076	U.S.$	51,626	U.S.$	46,624

Note:	Table amounts may not total due to rounding.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in thousands of Mexican pesos as of December 31, 2006 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

To comply with SFAS No. 69, the next table presents the aggregate standardized measure change for each year and significant sources of variance:

Changes in standardized measure of discounted net cash flows (unaudited)

	2006		2005		2004

Sales of oil and gas produced, net of production costs	U.S.$	(68,136)	U.S.$	(55,988)	U.S.$	(41,740)
Net changes in prices and production costs		2,908		122,257		46,463
Extensions and discoveries		4,573		3,149		3,629
Development cost incurred during the year		7,803		7,067		6,207
Changes in estimated development costs		(6,796)		(11,453)		(5,212)
Reserves revisions and timing change		14,910		3,419		9,082
Accretion of discount of pre-tax net cash flows		28,482		20,523		17,507
Net changes in production-and excess-gains taxes		19,707		(83,972)		(26,962)

Aggregate change in standardized measure	U.S.$	3,450	U.S.$	5,002	U.S.$	8,974

Standardized measure
As of January 1		51,626		46,624		37,650
As of December 31		55,076		51,626		46,624

Change	U.S.$	3,450	U.S.$	5,002	U.S.$	8,974

Note:	Table amounts may not total due to rounding.

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.