Form 20-F
period 2007-12-31
MEXICAN PETROLEUM
filed 2008-06-30
CIK 932782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
Commission File Number 0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
México, D.F. 11311
México
(Address of principal executive offices)

Celina Torres Uribe
(5255) 1944 9700
ri@dcf.pemex.com
Avenida Marina Nacional No. 329
Torre Ejecutiva Piso 38 Colonia Huasteca
11311 México, D.F., México
(Name, telephone, e-mail and/or facsimile number
and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of Each Class
9.50% Global Guaranteed Bonds due 2027
9 1/4% Global Guaranteed Bonds due 2018
9 3/8% Notes due December 2, 2008
9.125% Notes due 2010
8.00% Notes due 2011
7.875% Notes due 2009
8.625% Bonds due 2022
7.375% Notes due 2014
6.125% Notes due 2008
9 3/8% Guaranteed Notes due 2008
5.75% Notes due 2015
9 1/4% Guaranteed Bonds due 2018
8.625% Guaranteed Bonds due 2023
9.50% Guaranteed Bonds due 2027
6.625% Bonds due 2035

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes     ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
☐ Yes     ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP          ☐ IFRS          ☑ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17     ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☑ No

i

Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals and together with Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, collectively referred to as the subsidiary entities), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Federal Government of Mexico, which we refer to as the Mexican Government, and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 2 and listed in Note 3b. to our consolidated financial statements incorporated in Item 18, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust) and the Fideicomiso Irrevocable de Administración F/163 (which we refer to as the Fideicomiso F/163) (which are described below under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), are incorporated into the consolidated financial statements; these subsidiary companies are also identified with the corresponding ownership percentages in “—Consolidated Structure of PEMEX” on page 4. Petróleos Mexicanos, the subsidiary entities and the consolidated companies are collectively referred to as “PEMEX” or “we.”

References herein to “U.S. $,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the legal currency of Mexico. References herein to “euros” or “€” are to the legal currency of the European Economic and Monetary Union. References herein to “pounds” or “£” are to the legal currency of the United Kingdom. The term “billion” as used herein means one thousand million.

We maintain our consolidated financial statements and records in constant pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 10.8662 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit or SHCP) instructed us to use on December 31, 2007. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

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

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the five years ended December 31, 2007 included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. and Ryder Scott Company, L.P. reviewed our estimates of the hydrocarbon reserves of Mexico as of December 31, 2007, all reserve estimates involve some degree of uncertainty. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico,” and “—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revision” for a description of the risks relating to reserves and reserve estimates.

CONSOLIDATED STRUCTURE OF PEMEX

Petróleos Mexicanos
Board of Directors
Staff Office
Director General
Executive Coordinator
Corporate Operations Office
Corporate Finance Office
Corporate Engineering and Project Development Office
Corporate Management Office
Internal Control Body of Petróleos Mexicanos
Pemex - Exploration and Production
100.00%
P.M.I. Marine, Ltd. (5)
Pemex - Gas and Basic Petrochemicals
100.00%
Max Gas International, Ltd.(8)
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

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our consolidated financial statements included in Item 18. The selected financial data set forth below as of the five years ended December 31, 2007 have been derived from our consolidated financial statements for the years ended December 31, 2003 and 2004, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2005, 2006 and 2007.

Our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles (which we refer to as Mexican GAAP). Our consolidated financial statements for the years ended December 31, 2006 and 2007 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards or Mexican FRS or NIFs), which replaced Mexican GAAP, although this change had no accounting implications for PEMEX in 2006 or 2007. In this document, unless otherwise stated, we use the term Mexican FRS to mean (1) Mexican GAAP for periods ending prior to January 1, 2006 and (2) NIF for periods ending on or after January 1, 2006. See “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards.” Beginning January 1, 2003, we recognize the effects of inflation in accordance with Governmental Standard GS-06 BIS “A” Section C, which requires the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on the Financial Information,” under Mexican FRS (which we refer to as Bulletin B-10). As a result of the provisions of Bulletin B-10, we have restated our consolidated financial statements for the years ended December 31, 2003, 2004, 2005 and 2006, in order to present our results for each of these years on the same basis and purchasing power as the results for the year ended December 31, 2007 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in our consolidated financial statements are expressed in thousands of constant Mexican pesos as of December 31, 2007. The December 31, 2007 restatement factors applied to the financial statements at December 31, 2003, 2004, 2005 and 2006 were 1.1310, 1.0752, 1.0405 and 1.0376, respectively, which correspond to inflation from January 1, 2004, 2005, 2006 and 2007 through December 31, 2007, respectively, based on the national consumer price index, or “NCPI.” See Note 3a. to our consolidated financial statements included herein for a summary of the effects of adoption of Bulletin B-10 and Notes 3i., 3o., 3q. and 3v. to our consolidated financial statements included herein for a discussion of the inflation accounting rules applied as a result of the adoption of Bulletin B-10.

Mexican FRS differs in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The principal differences between our net income and equity under U.S. GAAP and Mexican FRS are described in Note 21 to our consolidated financial statements and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)
	2003		2004		2005		2006		2007		2007(4)
	(in millions of constant pesos as of										(in millions
	December 31, 2007)(3)										of U.S.
											dollars)

Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales(5)	Ps.	736,254	Ps.	865,122	Ps.	1,003,831	Ps.	1,103,510	Ps.	1,136,035	$104,548
Total sales net of the IEPS tax		625,852		804,092		982,007		1,103,510		1,136,035	104,548
Operating income		433,643		509,922		539,703		604,277		590,431	54,336
Comprehensive financing result		36,077		7,863		4,836		23,847		20,047	1,845
Net income (loss) for the year		(47,698)		(28,443)		(82,358)		46,953		(18,308)	(1,685)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents		86,063		94,686		130,450		195,777		170,997	15,737
Total assets		992,193		1,057,088		1,125,596		1,250,020		1,330,281	122,424
Long-term debt		356,302		452,761		541,543		524,475		424,828	39,096
Total long-term liabilities		777,698		863,164		977,030		1,032,251		990,909	91,192
Equity (deficit)		53,820		37,199		(29,010)		41,456		49,908	4,593
Amounts in accordance with U.S. GAAP:
Total sales net of IEPS tax		625,679		803,672		982,007		1,103,510		1,136,035	104,548
Operating income net of IEPS tax		288,513		446,471		524,954		611,476		581,482	53,513
Comprehensive financing (cost) income		(31,465)		2,323		(10,116)		(18,152)		(25,610)	(2,357)
Net income (loss) for the period		(77,816)		(14,516)		(79,791)		56,722		(32,642)	(3,004)
Total assets		956,988		1,018,574		1,079,745		1,224,272		1,211,301	111,474
Equity (deficit)		(52,129)		(54,505)		(120,943)		(22,883)		(198,083)	(18,229)
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and Amortization		47,580		46,744		56,996		65,672		72,592	6,681
Investments in fixed assets at cost(6)		79,641		83,742		89,855		104,647		155,121	14,276
Ratio of earnings to fixed charges:
Mexican FRS(7)		—		—		—		1.8581		—	n.a.
U.S. GAAP(7)		—		—		—		2.0680		—	n.a.

n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Master Trust, Fideicomiso F/163 and RepCon Lux, S.A., and, for U.S. GAAP purposes, Pemex Finance, Ltd.). For Mexican FRS purposes, beginning with the year ended December 31, 2005, we include the financial position and results of Pemex Finance, Ltd.

(2)	Mexican FRS differs from U.S. GAAP. For the most significant differences between U.S. GAAP and Mexican FRS affecting our consolidated financial statements, see Note 21 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

(3)	Our consolidated financial statements for each of the five years ended December 31, 2007 were prepared in accordance with Mexican FRS, including the recognition of the effects of inflation in accordance with Bulletin B-10.

(4)	Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the SHCP for accounting purposes of Ps. 10.8662 = U.S. $1.00 at December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(5)	Includes the Special Tax on Production and Services, which we refer to as the “IEPS tax” as part of the sales price of the products sold, except in 2006 and 2007, when the IEPS tax rate was negative.

(6)	Includes investments in fixed assets and capitalized interest until 2006, and, beginning in 2007, capitalized comprehensive financial result. See Note 3i. to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” For 2003, it excludes certain expenditures charged to the oil field exploration and depletion reserve.

(7)	Under Mexican FRS, earnings for the years ended December 31, 2003, 2004, 2005 and 2007 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 49,612 million, Ps. 45,026 million, Ps. 86,639 million and Ps. 16,174 million, respectively. Under U.S. GAAP, earnings for the years ended December 31, 2003, 2004, 2005 and 2007 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 79,844 million, Ps. 32,601 million, Ps. 84,708 million and Ps. 33,160 million, respectively.
Source: PEMEX’s financial statements.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End

2003	11.406	10.113	10.846	11.242
2004	11.635	10.805	11.309	11.154
2005	11.411	10.414	10.894	10.628
2006	11.460	10.431	10.902	10.799
2007	11.269	10.667	10.925	10.917

2008
January	10.973	10.819	10.906	10.819
February	10.824	10.673	10.768	10.726
March	10.849	10.630	10.733	10.630
April	10.601	10.442	10.515	10.510
May	10.570	10.306	10.438	10.329
June(2)	10.437	10.274	10.333	10.290

(1)	Average of month-end rates, except for 2008 monthly exchange rates.

(2)	For the period from June 1, 2008 to June 25, 2008.
Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York.

The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on June 25, 2008 was Ps. 10.290 = U.S. $1.00.

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

When international crude oil and natural gas prices are low, we earn less export sales revenue and, therefore, earn less income because our costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, we earn more export sales revenue and our income increases. As a result, future fluctuations in international crude oil and natural gas prices will have a direct effect on our results of operations and financial condition.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks and deliberate acts of terror

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

Our facilities are also subject to the risk of sabotage and terrorism. In July 2007, two of our pipelines were attacked. In September 2007, six different sites were attacked and 12 of our pipelines were affected. A group called the Popular Revolutionary Army claimed responsibility for all the attacks.

The occurrence of any of these events could result in personal injuries, loss of life, environmental damage with the resulting clean-up and repair expenses, equipment damage and damage to our facilities. A shutdown of the affected facilities could disrupt our production and increase our production costs.

Although we have purchased insurance policies covering some of these risks, these policies may not cover all liabilities, and insurance may not be available for all risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these and other events. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance.”

PEMEX has a substantial amount of liabilities that could adversely affect our financial health and results of operations

We have a substantial amount of debt. As of December 31, 2007, our total indebtedness, excluding accrued interest, was approximately U.S. $46.1 billion, in nominal terms, which is an 11.7% decrease as compared to our total indebtedness, excluding accrued interest, of U.S. $52.2 billion at December 31, 2006. Our level of debt may not decrease in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness.

Certain rating agencies have expressed concern regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. Although since December 2006 we have financed most of our investments in Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, which we refer to as PIDIREGAS) capital expenditures with our own resources through inter-company private placements (see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), we have relied and will continue to rely on debt to finance our investments in capital expenditures. If we are unable to obtain financing on terms that are favorable, this may hamper our ability to obtain further financing as well as hamper investment in downstream facilities financed through debt. As a result, we may not be able to make the capital expenditures needed to maintain our current production levels and increase Mexico’s hydrocarbon reserves, which may adversely affect our financial health and results of operation. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—PEMEX must make significant capital expenditures to maintain its current production levels and increase Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments” below.

PEMEX’s compliance with environmental regulations in Mexico could result in material adverse effects on our results of operations

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations. Numerous Mexican Government agencies and departments issue environmental rules and regulations, which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases our costs because it requires us to make significant capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.”

PEMEX publishes less U.S. GAAP financial information than U.S. companies are required to file with the U.S. Securities and Exchange Commission

We prepare our financial statements according to Mexican FRS, which differs in certain significant respects from U.S. GAAP. See “Item 3—Key Information—Selected Financial Data” and Note 21 to our consolidated financial statements included herein. As a foreign issuer, we are not required to prepare quarterly U.S. GAAP financial information, and we therefore generally prepare a reconciliation of our net income and equity under Mexican FRS to U.S. GAAP as well as explanatory notes and additional disclosure requirements under U.S. GAAP on a yearly basis only. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX and it could limit PEMEX’s ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or its assets

Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls us, as well as our annual budget, which is approved by the Mexican Congress. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. The Mexican Government has the power to intervene directly or indirectly in our commercial and operational affairs. Intervention by the Mexican Government could adversely affect our ability to make payments under any securities issued or guaranteed by us.

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

The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States) were amended, to reorganize PEMEX, including a transfer of all or a portion of Petróleos Mexicanos and the subsidiary entities or their assets to an entity not controlled by the Mexican Government. A reorganization or transfer could adversely affect production, cause a disruption in our workforce and our operations, and cause us to default on certain obligations. See also “—Considerations Related to Mexico” below.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government

The Mexican Government taxes Petróleos Mexicanos and the subsidiary entities heavily. In 2007, approximately 63.2% of the sales revenues of Petróleos Mexicanos and the subsidiary entities were used to pay taxes to the Mexican Government. The Mexican Congress determines the rates of taxes and duties applicable to Petróleos Mexicanos and the subsidiary entities from year to year depending on a variety of factors. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

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

The Mexican Government has imposed price controls in the domestic market on our products

The Mexican Government imposes price controls on the sales of natural gas, liquefied petroleum gas (LPG), gasolines, diesel, domestic gas oil and fuel oil number 6, among others. As a result of these price controls, PEMEX is not able to pass on all of the increases in the prices of its product purchases to its customers in the domestic market. We do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls in the domestic market in the future. The imposition of such price controls would reduce our revenues. For more information, see “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico

The Political Constitution of the United Mexican States provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico. Although Mexican law gives Pemex-Exploration and Production the exclusive right to exploit Mexico’s hydrocarbon reserves, it does not preclude the Mexican Congress from changing current law and assigning some or all of these rights to another company. Such an event would adversely affect our ability to generate income.

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

Most of our debt is denominated in U.S. dollars. In the future, we may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses.

For information on historical peso/U.S. dollar exchange rates, see “Item 3—Key Information—Exchange Rates.”

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX’s operations

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. On December 1, 2006, Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, formally assumed office as the new President of Mexico. Currently, no political party holds a simple majority in either house of the Mexican Congress. It is not certain how the policies of the administration and a possible lack of alignment between the President of Mexico and the Mexican Congress may affect us.

Other Risk Factors

If we are not able to adequately implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and are the subject of sanctions or investigation, our results of operations and our ability to provide timely and reliable financial information may be adversely affected

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the Public Company Accounting Oversight Board, or PCAOB, are creating uncertainty for public companies and foreign issuers, increasing legal and financial compliance costs and making some activities more time consuming. Management evaluated our internal control over financial reporting as of December 31, 2007 in compliance with the management certification requirement of Section 404 of the Sarbanes-Oxley Act of 2002. In 2009, our external auditors will be performing the system and process evaluation and testing required to comply with the auditor attestation requirements of Section 404, which we are required to include in our annual report which we will file in 2010 for our 2009 fiscal year. In addition, we are in the process of implementing the automatization of controls in our system to strengthen our internal controls. As a result, we will incur substantial additional expenses and diversion of management’s time. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. Any such action could adversely affect our financial results. In addition, if we fail to maintain effective internal controls and procedures and/or if we have unexpected problems in the implementation of the automatization of controls in our system, we may be unable to provide the financial information in a timely and reliable manner.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the December 3, 2007 issue of Petroleum Intelligence Weekly, we were the fourth largest national oil and gas company in the world based on data from the year 2006. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos by a decree effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s executive offices are located at Avenida Marina Nacional No. 329, Colonia Huasteca, México, D.F. 11311, México. PEMEX’s telephone number is (52-55) 1944-2500.

Organizational Laws

The activities of Petróleos Mexicanos and the subsidiary entities are regulated primarily by:

•	the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulatory Law); and

•	the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and Subsidiary Entities, which we refer to as the Organic Law).

The Organic Law and related regulations grant Petróleos Mexicanos and certain of the subsidiary entities the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•	explore, exploit, produce and sell (first-hand) natural gas and transport and store natural gas, to the extent the transportation and storage activities are inextricably linked with such exploitation and production; and

•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that constitute basic petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

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

In 1995, the Mexican Congress amended the Regulatory Law to allow private and social sector companies, which include labor-controlled organizations and industries, to participate, with the Mexican Government’s approval, in the storage, distribution and transportation of natural gas. Pursuant to the

Regulatory Law, as amended, these types of companies may construct, own and operate pipelines, installations and equipment. Since 1997, the Mexican Government has required that we divest our existing natural gas distribution assets but has allowed us to retain exclusive authority over the exploration, exploitation, production and first-hand sale of natural gas, as well as the transportation and storage inextricably linked with this type of exploitation and production. See “Business Overview—Gas and Basic Petrochemicals—Private Sector Participation in Natural Gas Distribution” below.

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

On April 8, 2008, President Felipe Calderón submitted to the Mexican Congress five bills, three of which propose amendments to the following laws:

•	the Regulatory Law;

•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law); and

•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law).

The other two bills propose the enactment of the following new laws:

•	the Ley Orgánica de Petróleos Mexicanos (Organic Law of Petróleos Mexicanos), which will replace the Organic Law; and

•	the Ley de la Comisión del Petróleo (Petroleum Regulatory Commission Law).

None of the five proposed bills includes an amendment to the Political Constitution of the United Mexican States.

In connection with the proposed bills, on May 14, 2008, President Felipe Calderón sent to the Mexican Congress a separate bill that proposes to modify the Federal Duties Law in order to create a special fiscal regime that would establish two new duties in place of the Ordinary Hydrocarbons Duty and the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. These new duties would apply exclusively to exploration and exploitation of oil and gas in the Chicontepec region and deep waters in the Gulf of Mexico.

Together, these bills respond to the principal challenges faced by Mexico’s hydrocarbon sector, which is limited by the Political Constitution of the United Mexican States. Under the bills submitted by President Felipe Calderón, the following critical initiatives would take effect:

1.	Third parties would be able to engage in the transportation, storage and distribution of our petroleum products and basic petrochemicals.

2.	The private sector would be permitted to participate in crude oil processing, as long as PEMEX does not transfer the ownership rights to hydrocarbons.

3.	Third parties would be able to construct, operate and own pipelines and equipment in accordance with PEMEX’s technical and regulatory framework.

4.	Payment obligations in respect of construction and services contracts would always be made in cash and in no case would ownership rights over hydrocarbons be granted.

5.	A Petroleum Commission with technical and operative autonomy would be created to support the Ministry of Energy in strategic planning related to the energy sector. The Petroleum Commission would be composed of five members appointed by the President of Mexico.

6.	“Citizen Bonds” could be issued, which may be held only by Mexican citizens, retirement and pension funds in Mexico and investment companies on behalf of individuals. The face value of each “Citizen Bond” would be Ps. 100.00, and it would not grant any equity or voting rights in PEMEX; however, the bonds’ returns would be linked to our performance.

7.	An additional commissioner would be appointed for the purpose of representing the interests of the “Citizen Bond” holders and to issue reports on the accuracy, fairness and sufficiency of the information submitted by the Board of Directors of Petróleos Mexicanos.

8.	PEMEX would be granted greater administrative autonomy in adopting corporate governance practices in line with international standards.

The Mexican Congress is currently reviewing the proposed energy reform bill. We can make no assurance as to whether such bill will be passed or, if passed, what the final terms will be. See “Item 3 Key Information— Risk Factors— Considerations Related to Mexico. Political conditions in Mexico. Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX’s operations.”

Capital Expenditures and Investments

We fund our annual budget (not including PIDIREGAS) through revenue generated by our own operations and financing activities. Capital expenditures are undertaken by Petróleos Mexicanos and the subsidiary entities. Capital expenditures and operating expenses must be authorized in our annual budget, which is approved by the Mexican Congress. PIDIREGAS are long-term productive infrastructure projects funded through financing activities of the Master Trust and the Fideicomiso F/163 or directly by a contractor and must also be authorized in a budget approved by the Mexican Congress. Thus, each year, we submit proposals to and negotiate with the Mexican Government regarding how our after-tax funds should be allocated.

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

The Ley General de Deuda Pública (General Law of Public Debt) and the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) define the PIDIREGAS legal framework. Article 18 of the General Law of Public Debt outlines the treatment of financial obligations under PIDIREGAS, defining as a direct liability the amounts payable under a financing during the current and immediately following fiscal years, and the remaining amounts as a contingent liability until their full payment. Article 32 of the Federal Law of Budget and Fiscal Accountability grants PIDIREGAS preferential and priority treatment for inclusion in the Mexican Government’s budget in future years, until the full payment of a project’s costs.

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

Compliance with Governmental Standards and the Guidelines for the Accounting Treatment of Investments in Long-Term Productive Infrastructure Projects (Technical Release NG-09-B), which outlines the accounting and budgetary treatment applicable to PIDIREGAS, is mandatory during the construction period and after delivery of the PIDIREGAS. The distinction between PIDIREGAS and non-PIDIREGAS expenditures is an important factor for budgetary purposes, since a project’s designation as a PIDIREGAS assures that its financing will not be affected by across-the-board budget cuts. For the purposes of our consolidated financial statements included herein, which are prepared in accordance with Mexican FRS, all of the accounts related to PIDIREGAS were incorporated into the consolidated financial statements, i.e., all of the effects of Technical Release NG-09-B are excluded. These expenditures and liabilities are included in our consolidated financial statements in accordance with Mexican FRS Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks.”

In recent years, PIDIREGAS have represented a significant portion of our total annual capital expenditures. PIDIREGAS capital expenditures alone totaled, in nominal terms, Ps. 124.3 billion in 2007 (90.8% of our total capital expenditures), Ps. 106.1 billion in 2006 (86.5% of our total capital expenditures) and Ps. 86.6 billion in 2005 (82.8% of our total capital expenditures). For 2008, we have budgeted, in nominal terms, Ps. 136.0 billion for PIDIREGAS capital expenditures (or approximately 84.1% of our total budgeted capital expenditures).

The following table sets forth our capital expenditures for PIDIREGAS for the five years ended December 31, 2007, and the budget for such expenditures for 2008.

PIDIREGAS Expenditures

	Year ended December 31,(1)(2)
											Budget
	2003		2004		2005		2006		2007		2008(3)
	(millions of nominal pesos)
Pemex-Exploration and Production
Ku-Maloob-Zaap	Ps.	3,072	Ps.	10,222	Ps.	16,424	Ps.	26,724	Ps.	35,706	Ps.	22,484
Cantarell		23,011		27,240		25,030		25,992		29,049		48,350
Strategic Gas Program(4)		18,079		23,413		20,635		23,420		23,401		27,897
Burgos		10,995		16,344		12,439		15,726		14,622		16,512
Antonio J. Bermúdez		3,622		6,270		7,045		6,908		8,484		9,628
Aceite Terciario del Golfo(5)		—		—		—		—		4,938		15,988
Chuc(6)		1,753		4,152		2,266		3,150		3,702		3,442
Jujo-Tecominoacán		1,668		1,699		2,340		2,943		3,696		5,035
Arenque		1,089		2,274		2,344		2,231		3,533		1,970
Bellota-Chinchorro		1,399		2,001		1,550		1,985		2,903		3,758
Caan(7)		834		1,393		1,808		2,241		2,494		2,741
El Golpe-Puerto Ceiba		1,915		1,695		2,124		1,634		2,002		1,774
Delta del Grijalva		641		728		1,100		1,663		1,851		2,943
Ek-Balam		748		668		639		603		1,493		2,596
Integral Poza Rica		424		938		1,192		1,321		1,295		1,595
Cactus-Sitio Grande		1,276		918		493		1,221		1,045		1,110
Integral Yaxche		18		158		383		271		617		1,809
Cárdenas		241		215		143		245		494		591
Carmito-Artesa		606		614		320		325		366		429
Och-Uech-Kax		750		718		347		268		64		923
Ayín-Alux		37		108		30		37		15		559
Lakach(8)		—		—		—		—		—		419
Agua Fría-Coapechaca-Tajín(5)		1,860		2,402		1,628		2,207		—		—
Taratunich(7)		938		787		489		441		—		—
Pol(6)		1,466		481		217		186		—		—
Amatitlán-Profeta- Tzapotempa-Vinazco(5)		465		650		291		106		—		—
Integral Batab(6)		388		593		17		27		—		—
Integral Abkatún(7)		1,856		2,769		409		26		—		—
Integral Kanaab(7)		284		186		121		26		—		—

Total		79,435		109,638		101,823		121,929		141,769		172,553
Pemex-Refining
Madero(9)		11,323		—		—		—		—		—
Salamanca(10)		2,679		—		—		—		—		—
Tula(11)		133		—		—		—		—		—
Minatitlán		—		445		2,459		7,861		8,855		6,351
Fuel Quality Investments(8)		—		—		—		—		—		2,602
Residual Conversion from Tula Refinery		—		—		—		—		—		—
Residual Conversion from Salamanca Refinery		—		—		—		—		—		—

Total		14,134		445		2,459		7,861		8,855		8,953
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		1,105		537		1,270		477		1,696		1,466

Total		1,105		537		1,270		477		1,696		1,466
Pemex-Petrochemicals
Modernization and Enlargement of the Aromatics Train 1 at Cangrejera petrochemical complex		—		—		—		—		217		268
Styrene plant at Cangrejera petrochemical complex		—		—		—		—		—		291
Ethylene plant at Cangrejera petrochemical complex		—		—		—		—		—		192

Total		—		—		—		—		217		752
Total PIDIREGAS		94,674		110,620		105,552		130,267		152,538		183,724
Maintenance by Pemex-Exploration and Production included in PIDIREGAS Expenditures(12)		21,749		19,802		18,942		24,209		28,227		47,735

Total PIDIREGAS Capital Expenditures	Ps.	72,925	Ps.	90,818	Ps.	86,610	Ps.	106,058	Ps.	124,311	Ps.	135,989

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

(2)	Includes capitalized interest during construction period.

(3)	Amended budget.

(4)	The Strategic Gas Program includes several different natural gas projects expected to increase domestic supply of natural gas, thereby minimizing imports. See “—Business Overview—Exploration and Production—Investments and Production by Project—Strategic Gas Program.”

(5)	The Agua Fría-Coapechaca-Tajín and the Amatitlán-Profeta-Tzapotempa-Vinazco projects were merged into the new Aceite Terciario del Golfo Project in January 2007.

(6)	The Pol and the Integral Batab projects were merged into the Chuc project in January 2007.

(7)	The Integral Abkatún, the Integral Kanaab and the Taratunich projects were merged into the Caan project in January 2007.

(8)	This project was implemented in 2008.

(9)	The Madero project was completed on October 24, 2002, and the final payment was made to the contractor on March 3, 2003.

(10)	The Salamanca project was completed on January 9, 2003.

(11)	The Tula project was completed and contractors were paid on August 27, 2002, although amounts were budgeted for and paid in 2003 to cover potential adjustments or additional works required in connection with this project.

(12)	Maintenance expenditures are not capitalized in accordance with Mexican FRS.
Source: Petróleos Mexicanos.

During 2007, Pemex-Exploration and Production continued implementing 21 PIDIREGAS; some of these projects were consolidated in January 2007.

The following table sets forth our approved capital expenditures budget for PIDIREGAS for 2008 through 2011.

PIDIREGAS Approved Budget Expenditures

	Year ended December 31,(1)(2)
	2008		2009		2010		2011
	(millions of constant 2008 pesos)

Pemex-Exploration and Production
Cantarell	Ps.	48,350	Ps.	27,407	Ps.	20,887	Ps.	21,458
Strategic Gas Program		27,897		31,600		30,707		30,680
Ku-Maloob-Zaap		22,484		12,856		8,390		5,092
Burgos		16,512		19,259		18,903		19,967
Aceite Terciario del Golfo		15,988		26,603		26,836		26,339
Antonio J. Bermúdez		9,628		8,478		8,520		7,131
Jujo-Tecominoacán		5,035		3,437		2,363		2,395
Bellota-Chinchorro		3,758		2,685		3,374		1,581
Chuc		3,442		1,583		2,909		3,306
Delta del Grijalva		2,943		2,841		1,918		1,622
Caan		2,741		2,422		1,610		1,033
Ek-Balam		2,596		630		924		258
Arenque		1,970		5,597		3,528		1,495
Integral Yaxche		1,809		206		250		1,364
El Golpe-Puerto Ceiba		1,774		1,994		2,096		1,584
Integral Poza Rica		1,595		2,447		1,857		547
Cactus-Sitio Grande		1,110		1,049		1,375		225
Och-Uech-Kax		923		948		219		217
Cárdenas		591		431		332		252
Ayín-Alux		559		167		1,596		1,055
Carmito-Artesa		429		760		257		234
Lakach		419		2,551		8,318		3,540

Total		172,553		155,951		147,171		131,375
Pemex-Refining
Minatitlán		6,351		—		—		—
Salina Cruz		—		1,770		6,938		8,081
Fuel Quality Investments		2,602		6,560		18,880		—
Residual Conversion from Tula Refinery		—		—		3,831		1,280
Residual Conversion from Salamanca Refinery		—		5,254		2,143		3,407

Total		8,953		13,584		31,792		12,768
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		1,466		92		—		—

Total		1,466		92		—		—
Pemex-Petrochemicals
Modernization and Enlargement of the Aromatics Train 1 at Cangrejera petrochemical complex		268		718		2,011		137
Styrene plant at Cangrejera petrochemical complex		291		690		222		—
Ethylene plant at Cangrejera petrochemical complex		192		223		782		1,268

Total		752		1,631		3,015		1,405

Total PIDIREGAS Expenditures Budget		183,724		171,259		181,979		145,548
Maintenance by Pemex-Exploration and Production included in PIDIREGAS Expenditures Budget(3)		47,735		35,308		33,348		29,807

Total PIDIREGAS Capital Expenditures Budget	Ps.	135,989	Ps.	135,951	Ps.	148,631	Ps.	115,741

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

(2)	Includes capitalized interest during the construction period.

(3)	Maintenance expenditures are not capitalized in accordance with Mexican FRS.
Source: Petróleos Mexicanos.

Non-PIDIREGAS Capital Expenditures.  In addition to the Ps. 124.3 billion spent on PIDIREGAS in 2007, in nominal terms we spent Ps. 12.6 billion in 2007 on other capital expenditures excluding PIDIREGAS

(which we refer to as non-PIDIREGAS capital expenditures), which represents a 24.1% decrease from the Ps. 16.6 billion in nominal terms of non-PIDIREGAS capital expenditures in 2006. Of the Ps. 12.6 billion in non-PIDIREGAS capital expenditures during 2007, we allocated Ps. 2.0 billion (or 15.9% of total non-PIDIREGAS capital expenditures) to exploration and production programs. Of the Ps. 16.6 billion in non-PIDIREGAS capital expenditures during 2006, we directed Ps. 4.6 billion (or 27.7% of total non-PIDIREGAS capital expenditures) to exploration and production programs.

We have budgeted a total of Ps. 25.8 billion in nominal terms for non-PIDIREGAS capital expenditures in 2008. We expect to direct Ps. 3.9 billion (or 15.1% of total non-PIDIREGAS capital expenditures) to exploration and production programs in 2008. In addition to our budgeted capital expenditures, the Mexican Congress allocates money in our budget to make principal payments on our PIDIREGAS debt. These payments are expected to total Ps. 44.7 billion in 2008. The amounts allocated by the Mexican Congress to make payments on our PIDIREGAS debt are not included in any of the tables or discussions of capital expenditures herein, as these amounts do not reflect actual capital expenditures.

Our non-PIDIREGAS capital expenditures for the five years ended December 31, 2007 and budgeted for 2008 and 2009 were distributed and budgeted among Petróleos Mexicanos and the subsidiary entities as follows:

Non-PIDIREGAS Capital Expenditures(1)

	Year ended December 31,
											Budget		Budget
	2003		2004		2005		2006		2007		2008(2)(3)		2009(4)
	(in millions of nominal pesos)

Pemex-Exploration and Production(5)	Ps.	3,305	Ps.	957	Ps.	7,566	Ps.	4,631	Ps.	2,021	Ps.	3,904	Ps.	524
Pemex-Refining		5,744		4,647		6,542		7,369		7,124		12,585		15,826
Pemex-Gas and Basic Petrochemicals		2,148		1,961		1,936		2,845		2,308		5,145		4,873
Pemex-Petrochemicals		1,627		1,598		1,530		1,426		922		3,057		3,863
Petróleos Mexicanos		549		343		388		349		227		1,100		981

Total Non-PIDIREGAS Capital Expenditures	Ps.	13,373	Ps.	9,506	Ps.	17,962	Ps.	16,619	Ps.	12,602	Ps.	25,791	Ps.	26,067

Note: Numbers may not total due to rounding.

(1)	There are no capital expenditures at the subsidiary company level.

(2)	Amended capital budget for 2008, which includes resources provided by Article 19 of the Federal Law of Budget and Fiscal Accountability.

(3)	The 2008 non-PIDIREGAS budget is subject to revision if our revenues increase.

(4)	Subject to approval by the Mexican Congress during the 2009 budgetary process.

(5)	Maintenance expenditures are not capitalized in accordance with Mexican FRS and, consequently, have been excluded from the Non-PIDIREGAS capital expenditures.
Source: Petróleos Mexicanos.

Our main objectives for upstream investment are to maximize the long-term economic value, and increase and improve the quality of Mexico’s oil and gas reserves, increase our light crude oil and natural gas production capacities, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. The 2008 budget objectives include strengthening Pemex-Exploration and Production’s Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistic and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production’s primary objectives for 2008 include: (1) sustaining current production levels in order to satisfy domestic demand and have surpluses available for export; (2) increasing gas production levels in order to reach a growth rate that satisfies domestic demand and decreases our dependence on natural gas imports; (3) continuing to increase the replacement rate of proved and total reserves; (4) improving performance in terms of industrial security and environmental protection, as well as continuing to build the relationships with the communities in which PEMEX operates. Our downstream investment program seeks to meet these objectives by improving the quality of our product selection and the reliability of our logistic and distribution services to achieve a level of efficiency similar to that of our international competitors while continuing to emphasize industrial safety and environmental compliance.

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities increased by 12.9% in 2007, and we continued to finance an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 4,392 thousand barrels of oil equivalent per day in 2007. Pemex-Exploration and Production’s crude oil production decreased by 5.3% from 2006 to 2007, averaging 3,082 thousand barrels per day in 2007. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) increased by 13.1% from 2006 to 2007, averaging 6,058.5 million cubic feet per day in 2007. Exploration drilling activity decreased by 29.0%, from 69 exploratory wells completed in 2006 to 49 exploratory wells completed in 2007. Development drilling activity increased by 3.9%, from 587 development wells in 2006 to 610 development wells in 2007. In 2007, we completed the drilling of 659 wells. Our drilling activity in 2007 was focused on increasing the production of non-associated gas and light oil production in the Burgos, Veracruz and Macuspana regions.

Our onshore and offshore drilling efforts in 2007 led to significant discoveries of non-associated gas fields and light and extra-light crude oil resources, particularly in the southeastern basins of the Marine and Southern regions. Our current challenge with respect to these discoveries is their immediate development in order to maintain current production levels.

Pemex-Exploration and Production’s production goals for 2008 include maintaining its crude oil production at approximately 3.0 million barrels per day and increasing its natural gas production by 4.0% as compared to 2007, in order to satisfy domestic demand for natural gas, as well as to lower the rate of increase of imports of natural gas and natural gas derivatives.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences a significant demand for its refined products. Pemex-Refining’s atmospheric distillation refining capacity remained constant at approximately 1,540 thousand barrels per day during 2007. In 2007, Pemex-Refining produced 1,312 thousand barrels per day of refined products as compared to 1,330 thousand barrels per day of refined products in 2006.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Furthermore, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks, which are used by Pemex-Refining or Pemex-Petrochemicals. In 2007, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at 4,503 million cubic feet per day. Pemex-Gas and Basic

Petrochemicals processed 3,162 million cubic feet per day of sour natural gas in 2007, a 1.3% decrease from the 3,203 million cubic feet per day of sour natural gas processed in 2006. It produced 405 thousand barrels per day of natural gas liquids in 2007, a 7.1% decrease from the 436 thousand barrels per day of natural gas liquids production in 2006. It also produced 3,546 million cubic feet of dry gas per day in 2007, a 2.9% increase from the 3,445 million cubic feet of dry gas per day produced in 2006.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylenes, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene and paraxylene; (4) propylene and its derivatives, such as acrylonitrile; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) increased by 14.1% in 2007, from 6,572 thousand tons in 2006 to 7,496 thousand tons in 2007, mainly due to increased production of certain products during 2007 (including ammonia, vinyl chloride monomer and linear low density polyethylene). In order to provide comparable figures, we have not included in this total an additional 5,068 thousands tons of refined products produced in certain plants at the Cangrejera complex that were transferred during 2007 from Pemex-Refining to Pemex-Petrochemicals.

International Trading

In 2007, our crude oil exports decreased by 5.9%, from 1,792.7 thousand barrels per day in 2006 to 1,686.1 thousand barrels per day in 2007. Natural gas imports decreased by 14.5% in 2007, from 451.0 million cubic feet per day in 2006 to 385.6 million cubic feet per day in 2007. In 2007, exports of petrochemical products by volume decreased by 9.4%, from 823.7 thousand metric tons in 2006 to 746 thousand metric tons in 2007, while imports of petrochemical products by volume decreased by 2.4%, from 435.6 thousand metric tons in 2006 to 425.1 thousand metric tons in 2007. In 2007, exports of refined products by volume decreased by 6.0%, from 188.2 thousand barrels per day in 2006 to 176.9 thousand barrels per day in 2007, while imports of refined products by volume increased by 14.6%, from 431.1 thousand barrels per day in 2006 to 494.0 thousand barrels per day in 2007.

We are a major supplier of crude oil to the United States. P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI) and P.M.I. Trading, Ltd. and their affiliates (which we refer to as P.M.I. Trading, Ltd., and together with PMI, the PMI Group) provide us and a number of independent customers with international trading, distribution and related services. PMI and P.M.I. Trading, Ltd. sell, buy and transport crude oil, refined products and petrochemicals in world markets. The PMI Group also provides related risk management, insurance, transportation and storage services to us. The PMI Group has offices in Mexico City, Houston and Madrid. Our trading volume of sales and imports totaled U.S. $59,672.2 million in 2007, including U.S. $37,937.2 million in crude oil sales.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 through 2007, we completed 5,875 exploration and development wells. During 2007, our average success rate for exploratory wells was 49% and our average success rate for development wells was 94%. From 2003 to 2007, we discovered 28 new crude oil fields and 72 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 352 at the end of 2007.

The 2007 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where we discovered new reservoirs that represent new drilling opportunities. The exploratory activity yielded 182.8 million barrels of crude oil equivalent of proved reserves in 2007. A total of 14 fields were discovered, ten of which contain non-associated gas and four of which contain crude oil. In addition, within the currently producing fields, seven reservoirs were discovered, four of which contain non-associated gas and three of which contain crude oil. Exploration in deep waters continued and new reservoirs of non-associated gas were discovered with the drilling of the Lalail-1 well in the mid-Miocene. We also continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. We acquired 11,849 square kilometers of three-dimensional seismic data in 2007, of which 75% was in the deep waters of the Gulf of Mexico.

The following table summarizes our drilling activity for the five years ended December 31, 2007.

	Year Ended December 31,
	2003	2004	2005	2006	2007

Wells drilled	653	733	759	672	615
Exploratory wells drilled	96	105	73	58	49
Development wells drilled	557	628	686	614	566
Wells completed	593	727	742	656	659
Exploratory wells	88	103	74	69	49
Exploratory productive wells(1)	53	42	39	32	24
Success rate %	60	41	53	46	49
Development wells	505	624	668	587	610
Development productive wells	455	581	612	541	569
Success rate %(2)	90	93	92	92	94
Producing wells (annual averages)(3)	4,941	5,286	5,682	6,080	6,280
Marine region	369	380	388	411	434
Southern region	979	935	959	958	926
Northern region	3,593	3,972	4,335	4,711	4,920
Producing wells (at year end)	4,870	5,217	5,671	5,998	5,941
Producing fields	340	355	357	364	352
Marine region	23	25	29	30	30
Southern region	102	97	84	88	87
Northern region	215	233	244	246	235
Drilling Rigs	101	132	116	103	116
Kilometers drilled	1,763	2,106	2,004	1,858	1,798
Average depth by well (meters)	2,904	2,692	2,828	2,771	2,744
Discovered fields(4)	33	24	16	13	14
Crude oil	11	8	3	2	4
Natural gas	22	16	13	11	10
Crude oil and natural gas output by well (barrels per day)	880	833	774	729	699

Note: Numbers may not total due to rounding.

(1)	Excludes non-commercial productive wells.

(2)	Excludes injector wells.

(3)	In May 2008, the monthly average of total producing wells was 6,427.

(4)	Includes only fields with proved reserves.
Source: Pemex-Exploration and Production.

Extensions and Discoveries

During 2007, we discovered new sources of crude oil and natural gas reserves in 14 fields, 12 of which were discovered onshore, 10 in the Northern region and two in the Southern region. The two offshore field discoveries were made in the Southwestern Marine region. In addition, seven reservoirs were discovered in currently producing fields. The new discoveries yielded a total of 182.8 million barrels of crude oil equivalent of proved reserves.

In the Southwestern Marine region, the drilling of the Kuil-1 and Xulum-101 wells led to the addition of 16.1 million barrels of proved crude oil reserves and 9.4 billion cubic feet of proved natural gas reserves. The drilling of the Paché-1, Tajón-101, Cráter-1 and Gaucho-301 wells in the Southern region led to the addition of 27.8 million barrels of proved oil reserves and 111.8 billion cubic feet of proved natural gas reserves. In the Northern regions’ Burgos basin, the drilling of the Axón-1, Bato-1, Bonanza-1, Calibrador-1, Vigilante-1, Barajas-1, Castell-1, Jaf-1, Obertura-1, Aceitero-1, Oasis-401 and 1001, Fémur-1 and

Quetzalli-1 wells led to the addition of 0.3 million barrels of proved crude oil reserves and 83.7 billion cubic feet of proved natural gas reserves. Finally, the drilling of the Maloob-DL3 well in the Northeastern Marine region led to the addition of 85.0 million barrels of proved crude oil reserves and 39.3 billion cubic feet of proved natural gas reserves.

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

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions — i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff.

Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2007, Pemex-Exploration and Production retained three independent engineering firms to review its estimates of Mexico’s proved reserves as of December 31, 2007: Netherland, Sewell International, S. de R.L. de C.V. (Netherland Sewell); DeGolyer and MacNaughton (D&M); and Ryder Scott Company, L.P. (Ryder Scott, and, together with Netherland Sewell and D&M, the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.6% of Mexico’s reserves. The 0.4% of reserves not covered by the review are located in areas in which third parties provide services to Pemex-Exploration and Production through the Financed Public Works Contracts program, as described under “Financed Public Works Contracts” below. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves, which is in turn certified by an engineering firm hired by such party. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region and Ryder Scott reviewed the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of their own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and the reserves estimates.

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

All questions that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, are consistent with international reserve reporting practice, and are in accordance with oil and gas reserve disclosure provisions of the Financial Accounting Standards Board — SFAS No. 69 Statement of Standards.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.2% in 2007, from 12,849 million barrels of oil at December 31, 2006 to 12,187 million barrels of oil at December 31, 2007.

Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants, decreased by 6.0% in 2007, from 8,978 million barrels of oil at December 31, 2006 to 8,436 million barrels of oil at December 31, 2007.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 5.0% in 2007, from 13,856 billion cubic feet at December 31, 2006 to 13,162 billion cubic feet at December 31, 2007. Mexico’s proved developed dry gas reserves decreased by 6.0% in 2007, from 8,688 billion cubic feet at December 31, 2006 to 8,163 billion cubic feet at December 31, 2007.

The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the SEC.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2003	2004	2005	2006	2007
	(in millions of barrels)

Proved developed and undeveloped reserves
At January 1	17,196	16,041	14,803	13,671	12,849
Revisions(2)	120	(109)	165	425	455
Extensions and discoveries	84	245	57	86	150
Production	(1,359)	(1,374)	(1,354)	(1,332)	(1,268)

At December 31	16,041	14,803	13,671	12,849	12,187

Proved developed reserves at December 31	10,473	9,745	9,617	8,978	8,436

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.
Source: Pemex-Exploration and Production.

Dry Gas Reserves(1)

	2003	2004	2005	2006	2007
	(in billions of cubic feet)

Proved developed and undeveloped reserves
At January 1	14,985	14,850	14,807	14,557	13,856
Revisions(2)	695	547	640	280	879
Extensions and discoveries	354	641	415	505	171
Production(3)	(1,184)	(1,231)	(1,305)	(1,487)	(1,744)

At December 31	14,850	14,807	14,557	13,856	13,162

Proved developed reserves at December 31	8,094	8,325	8,888	8,688	8,163

Note: Numbers may not total due to rounding.

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil is used.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.

(3)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

The following table sets forth the volume of proved developed and undeveloped reserves, the number of producing wells, and the number of proved undeveloped locations for the fields that contain over 86% of Mexico’s proved reserves, as of December 31, 2007.

	Proved	Developed	Undeveloped	Producing	Undeveloped
Field	Reserves	Reserves	Reserves	Wells	Locations(2)
		(in millions of barrels of crude oil equivalent)(1)

Akal	3,699.3	3,338.9	360.4	168	8
Ku-Maloob-Zaap	2,732.7	1,778.9	953.9	105	74
Jujo-Tecominoacán	931.6	531.4	400.2	54	18
Samaria	650.4	469.1	181.4	52	21
Iride	627.4	388.7	238.7	39	2
Aceite Terciario del Golfo (formerly Chicontepec)	625.9	22.7	603.2	590	1,763
Sihil	284.6	28.5	256.1	4	15
May	273.9	114.2	159.8	7	16
Cunduacán	258.2	157.0	101.2	17	1
Oxiacaque	230.7	111.1	119.7	8	7
Ixtal	162.1	89.3	72.9	4	5
Caan	124.9	124.9	0.0	19	0
Bolontikú	98.4	71.2	27.1	7	6
Cactus	96.3	39.9	56.3	19	6
Sinán	93.8	82.2	11.7	12	3
Chiapas-Copanó	93.1	93.1	0.0	10	0
Chuc	90.9	87.7	3.2	17	3
Cárdenas	88.8	74.7	14.1	11	5
Balam	86.8	86.8	0.0	4	0
Ek	85.1	49.7	35.4	7	8
Poza Rica	84.1	74.3	9.8	198	12
Puerto Ceiba	76.1	73.9	2.2	17	3
Bellota	74.8	74.8	0.0	10	0
Sen	68.4	44.0	24.4	12	5
Mora	67.6	54.6	13.0	6	4
Ogarrio	63.5	51.8	11.6	41	10
Lizamba	61.7	61.7	0.0	37	0
Papán	51.4	46.3	5.1	9	1
Lum	49.4	24.2	25.2	1	3
Paredón	46.9	46.9	0.0	6	0
Ayín	45.8	0.0	45.8	0	3
San Ramón	42.4	25.1	17.2	28	17
Caparroso-Pijije-Escuintle	39.8	30.7	9.0	13	2
Abkatún	38.9	38.9	0.0	11	0
Yaxché	37.8	13.0	24.8	1	6
Alux	37.1	0.0	37.1	0	2
Onel	34.0	0.0	34.0	0	4
Platanal	33.7	10.5	23.2	2	2
Cuitláhuac	33.2	24.2	9.0	219	51
Narváez	31.8	25.3	6.4	9	1
Tizón	29.8	16.9	12.9	4	5
Magallanes-Tucán-Pajonal	29.6	24.0	5.6	34	7
Culebra	29.1	21.9	7.2	446	50
Rodador	28.8	25.3	3.5	16	2
Ché	28.3	0.0	28.3	0	3
Chinchorro	26.4	22.5	3.8	5	1
Homol	26.2	8.4	17.8	1	2
Cinco Presidentes	24.6	14.3	10.3	27	13
Arcabuz	22.1	16.9	5.2	220	31
Cráter	19.5	4.7	14.8	1	3
Fundador	12.8	12.8	0.0	22	0
Arcos	12.3	12.3	0.0	138	0
Pol	11.6	11.6	0.0	12	0
Velero	10.9	9.8	1.1	136	11

Total	12,665.2	8,661.7	4,003.6	2,836	2,215

Mexico’s proved reserves	14,717.2	10,005.3	4,711.9
Percentage	86%	87%	85%

Note: Numbers may not total due to rounding.

(1)	To convert dry gas to barrel of oil equivalent, a factor is used of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent.

(2)	Undeveloped locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
Source: Pemex-Exploration and Production.

Production or Lifting Costs

The production or lifting costs, which represent the average amount in U.S. dollars that it costs us to extract a barrel of oil equivalent, amounted in 2007 to U.S. $4.72 per produced barrel of oil equivalent.

The following table sets forth our lifting costs for each of the last three years.

Average Lifting Costs
Year Ended December 31,
2005	2006		2007
(U.S. dollars per barrel)

U.S. $4.24	U.S. $	4.13	U.S. $	4.72

Source: Pemex-Exploration and Production.

In 2007, the extraction costs of U.S. $4.72 per barrel of oil equivalent produced increased by 14.3% as compared to lifting costs of U.S. $4.13 in 2006. This increase resulted primarily from a 13.4% increase in production expenses, from Ps. 72.9 billion in 2006 to Ps. 82.7 billion in 2007, due to the allocation of additional management costs and an increase in labor reserve expenses. The unit cost also increased as a result of a 1% reduction in the total hydrocarbon production in terms of barrels of oil equivalent in 2007 as compared to 2006.

Pemex-Exploration and Production calculates and discloses its lifting costs in accordance with international practice. The production or lifting cost per barrel is calculated by dividing the total production expenses (in U.S. dollars) into the total production of hydrocarbons (in barrels of oil equivalent) over the relevant period. The lifting costs are calculated in accordance with SFAS No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies.”

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

Crude Oil and Natural Gas Production

In 2007, we produced an average of 3,082 thousand barrels per day of crude oil, 5.3% less than our average daily production in 2006 of 3,256 thousand barrels per day of crude oil. The decrease was mainly due to the natural decline of production in the Cantarell complex. Shutdowns of wells in the offshore regions as a result of adverse weather conditions, maintenance and inventory accumulations also contributed to the decline. Accordingly, our production of heavy crude oil decreased by 198 thousand barrels per day, which was 8.8% less than the average daily production in 2006. The 8.8% decrease in our heavy crude oil production was partially offset by an increase in light and extra-light crude oil production of 24 thousand barrels per day, or a 2.4% increase as compared to 2006, as a result of the completion and workover of several wells in the Southwestern Marine region.

Crude oil can be classified by its sulphur content. “Sour” or heavy crude oil contain 3.4% or greater sulphur content by weight and “sweet” or light crude oil contain less than 1.0% sulphur content by weight. Most of our production is classified as sour or heavy crude oil.

Pemex-Exploration and Production produces four types of crude oil:

•	Altamira, a heavy crude oil;

•	Maya, a heavy crude oil;

•	Isthmus, a light crude oil; and

•	Olmeca, a very light crude oil.

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2007, 66% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 34% consisted of light and very light crudes. The Marine region yields mostly heavy crude oil (78.3% of this region’s production in 2007), although significant volumes of light crude oil are also produced (21.7% of this region’s production). The Southern region yields mainly light and very light crudes (together, 97.7% of this region’s production), and the Northern region yields heavy crude oil (61.0% of this region’s production in 2007) and light and very light crudes (39.0% of this region’s production in 2007).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Cantarell and Ku-Maloob-Zaap complexes in the Northeastern Marine region and in Chuc, Caan, Sinán and Ixtal in the Southwestern Marine region. In particular, the Cantarell complex produced 1,496.5 thousand barrels per day of crude oil in 2007, or 48.6% of the total crude oil production in 2007, and 944.9 million cubic feet per day of natural gas, or 15.6% of the total natural gas production in 2007.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2007.

Crude Oil Production

						2007
	2003	2004	2005	2006	2007	vs. 2006
	(in thousands of barrels per day)					(%)

Marine region
Heavy crude oil	2,380.9	2,412.3	2,330.8	2,173.6	1,981.7	(8.8)
Light crude oil	433.0	416.7	422.5	506.2	547.9	8.2

Total	2,813.9	2,829.0	2,753.3	2,679.8	2,529.6	(5.6)
Southern region
Heavy crude oil	6.4	7.1	20.8	14.2	10.7	(24.6)
Light crude oil	476.9	465.6	475.7	477.1	454.5	(4.7)

Total	483.3	472.7	496.6	491.3	465.2	(5.3)
Northern region
Heavy crude oil	38.0	38.6	35.4	55.9	53.0	(5.2)
Light crude oil	35.6	42.6	48.1	28.6	33.9	18.5

Total	73.6	81.2	83.5	84.5	86.9	2.8
Total heavy crude oil	2,425.4	2,458.0	2,387.0	2,243.8	2,045.4	(8.8)
Total light crude oil	945.5	924.9	946.4	1,011.8	1,036.3	2.4

Total crude oil	3,370.9	3,382.9	3,333.3	3,255.6	3,081.7	(5.3)

Note:  Numbers may not total due to rounding.
Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by region for the five years ended December 31, 2007.

Crude Oil Production

						2007
	2003	2004	2005	2006	2007	vs. 2006
	(in thousands of barrels per day)					(%)

Northern region
Burgos	—	—	—	—	—	—
Poza Rica-Altamira	72.1	79.5	81.6	83.0	85.1	2.5
Veracruz	1.5	1.7	1.9	1.5	1.8	20.0

Total	73.6	81.2	83.5	84.5	86.9	2.8
Southern region
Cinco Presidentes	37.3	37.7	38.8	39.3	44.6	13.5
Bellota-Jujo	195.4	212.3	224.0	219.1	190.0	(13.3)
Macuspana	2.5	4.9	5.0	6.6	10.4	57.6
Muspac	42.2	36.1	33.3	33.6	33.6	0
Samaria-Luna	205.9	181.6	195.5	192.7	186.7	(3.1)

Total	483.3	472.7	496.6	491.3	465.2	(5.3)
Marine region
Cantarell	2,122.8	2,136.4	2,035.3	1,800.9	1,496.5	(16.9)
Ku-Maloob-Zaap	293.6	304.4	321.7	403.8	527.2	30.6
Abkatún-Pol-Chuc	359.0	321.8	299.8	332.2	312.3	(6.0)
Litoral de Tabasco	38.6	66.4	96.5	142.9	193.6	35.5

Total	2,813.9	2,829.0	2,753.3	2,679.8	2,529.6	(5.6)

Total crude oil	3,370.9	3,382.9	3,333.3	3,255.6	3,081.7	(5.3)

Source: Pemex-Exploration and Production

The Marine region is located on the continental shelf and its slope in the Gulf of Mexico. It covers a surface of approximately 550,000 square kilometers, totally included in Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2007, the average crude oil production, from 32 fields located in this region, was 2,529.6 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2007, the average oil production, from 85 oil fields located in this region, totaled 465.2 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located, among others, in the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla. In 2007, the average crude oil and natural gas production in the Northern region totaled 86.9 thousand barrels of crude oil per day and 2,556 million cubic feet of natural gas per day, respectively, from 231 oil and gas fields, in this region.

The following table sets forth our annual natural gas production rates for the five years ended December 31, 2007:

	Year Ended December 31,					2007
	2003	2004	2005	2006	2007	vs. 2006
	(in million cubic feet per day)					(%)

Northern region
Burgos	1,030.7	1,094.5	1,217.3	1,330.3	1,411.8	6.1
Veracruz	205.2	313.8	499.2	723.3	921.7	27.4
Poza Rica-Altamira	110.8	119.5	118.8	174.1	222.5	27.8

	1,346.7	1,527.8	1,835.2	2,227.6	2,556.0	14.7
Southern region
Cinco Presidentes	58.7	67.8	62.8	56.7	61.4	8.3
Bellota-Jujo	276.6	276.6	281.9	271.4	239.6	(11.7)
Macuspana	147.5	179.6	167.5	192.9	223.1	15.7
Muspac	686.0	558.1	449.2	368.5	310.9	(15.6)
Samaria-Luna	461.2	412.9	438.9	462.6	517.6	11.9

	1,630.0	1,495.1	1,400.3	1,352.1	1,352.8	0.1
Marine region
Cantarell	786.1	789.1	760.7	717.7	944.9	31.7
Ku-Maloob-Zaap	154.4	158.4	167.1	202.5	212.2	4.8
Abkatún-Pol-Chuc	494.3	456.1	431.8	512.5	544.2	6.2
Litoral de Tabasco	87.0	146.5	222.9	343.6	448.4	30.5

	1,521.8	1,550.0	1,582.5	1,776.4	2,149.7	21.0

Total natural gas	4,498.4	4,572.9	4,818.0	5,356.1	6,058.5	13.1

Source: Pemex-Exploration and Production

In 2007, the Northern region produced 2,556.0 million cubic feet per day of natural gas, or 42.2% of our total natural gas production, an increase of 14.7% as compared to the region’s 2006 production of 2,227.6 million cubic feet per day. In 2007, the Southern region produced 1,352.8 million cubic feet per day of natural gas, or 22.3% of our total natural gas production, an increase of 0.1% as compared to the region’s 2006 production of 1,352.1 million cubic feet per day. In 2007, the Marine region produced 2,149.7 million cubic feet per day of natural gas, or 35.5% of our total natural gas production, an increase of 21.0% as compared to the region’s 2006 production of 1,776.4 million cubic feet per day.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 115,563 million in 2007, as compared to Ps. 102,351 million in 2006, representing a 12.9% increase in nominal terms. An important component of our investment budget consists of projects financed under PIDIREGAS. In 2007, in nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS expenditures totaled approximately Ps. 141,769 million, including Ps. 28,227 million of maintenance expenditures, which are not capitalized under Mexican FRS. Of our total PIDIREGAS expenditures, Ps. 35,706 million was directed to the Ku-Maloob-Zaap fields, Ps. 29,049 million was directed to the Cantarell fields, Ps. 23,401 million was directed to the Strategic Gas Program, Ps. 14,622 million was used for development of the Burgos natural gas fields (including Ps. 3,003 million from the Financed Public Works Contracts Program, see “Item 4 — Information on the Company — Financed Public Works Contracts”), Ps. 8,484 million was directed to the Antonio J. Bermúdez fields, Ps. 4,938 million was directed to the Aceite Terciario del Golfo project, Ps. 3,702 million was directed to the Chuc project, Ps. 3,696 million was directed to the Jujo-Tecominoacán fields and Ps. 2,494 million was directed to the Caan fields. During 2007, expenditures for these nine projects amounted to 88.9% of all PIDIREGAS expenditures for exploration and production. The remaining 11.1% amounted to Ps. 15,677 million in nominal terms, which was directed to the 12 remaining projects.

In 2007, our PIDIREGAS capital expenditures in exploration and production totaled Ps. 113,542 million as compared to Ps. 97,720 million in 2006, which represents an increase of 16.2%.

Non-PIDIREGAS Investments.  In addition to PIDIREGAS investments, Pemex-Exploration and Production makes non-PIDIREGAS investments called Recursos Propios (Proprietary Funds) or Inversiones Programables (Programmed Investments), authorized by the SHCP and the Mexican Congress. In nominal peso terms, in 2007, non-PIDIREGAS capital expenditures of Pemex-Exploration and Production totaled Ps. 2,021 million. Our non-PIDIREGAS investments consisted of Ps. 74 million in oil and gas exploration and Ps. 1,947 million in general field development and facilities.

2008 Exploration and Production PIDIREGAS and Non-PIDIREGAS Capital Expenditures Budget.  For 2008, Pemex-Exploration and Production anticipates a total PIDIREGAS and Non-PIDIREGAS capital expenditures budget of Ps. 128,722 million as compared to Ps. 115,563 million in 2007, representing an increase of 11.4%. For 2008, Pemex-Exploration and Production anticipates a total of Ps. 3,904 million in non-PIDIREGAS capital expenditures. In addition to these non-PIDIREGAS capital expenditures, the 2008 budget includes all of the 22 on-going PIDIREGAS strategic exploration and production projects for a total PIDIREGAS budget of approximately Ps. 172,553 million (including Ps. 47,735 million of non-capitalized expenditures for maintenance), of which Ps. 6,883 million relates to Financed Public Works Contracts. Approximately Ps. 105,965 million, or 82.3% of our PIDIREGAS and Non-PIDIREGAS capital expenditures budget, is to be allocated to projects relating to field development and pipelines, including the continuation of certain projects that began during the period from 1999 to 2005. Approximately Ps. 22,757 million, or 17.7%, will be allocated to exploration activities.

The 2008 PIDIREGAS budget includes Ps. 22,484 million for Ku-Maloob-Zaap, Ps. 48,350 million for Cantarell, Ps. 27,897 million for the Strategic Gas Program, Ps. 16,512 million for Burgos, Ps. 9,628 million for Antonio J. Bermúdez, Ps. 15,988 million for Aceite Terciario del Golfo, Ps. 3,442 million for the Chuc project, Ps. 5,035 million for the Jujo-Tecominoacán project, Ps. 2,741 million for the Caan project and Ps. 20,476 million for the other PIDIREGAS.

Exploration and Production Investment Trends.  In 2007, we invested Ps. 13,624 million in nominal terms, or 11.8% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 5.1% increase from the Ps. 12,960 million invested in exploration activities in 2006. In 2007, we invested Ps. 101,939 million in nominal terms, 88.2% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents a 14.0% increase from the Ps. 89,391 million invested in development activities in 2006.

In 2008, we have budgeted Ps. 105,965 million, or 82.3% of total capital expenditures, for the development activities of Pemex-Exploration and Production, which represents a 3.9% increase in nominal terms from 2007. For exploration activities, we have budgeted Ps. 22,757 million, or 17.7% of total capital expenditures, which represents a 67.0% increase in nominal terms from the amounts that Pemex-Exploration and Production invested in exploration activities in 2007. In 2009, we expect to spend Ps. 23,190 million, or 19.1% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 1.9% increase in nominal terms from the amount projected for 2008. In 2010, we expect to spend Ps. 21,903 million, or 19.1% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 5.5% decrease in nominal terms from the amount projected for 2009.

Capital expenditures for Pemex-Exploration and Production as a percentage of PEMEX’s total capital expenditures have been increasing in recent years, from 70.7% in 2003 to 83.4% in 2006; this trend continued increasing in 2007, with capital expenditures for Pemex-Exploration and Production as a percentage of PEMEX’s total capital expenditures increasing to 84.4% in 2007. In 2008, we expect this ratio to decrease to 79.6%.

The following table sets forth our PIDIREGAS and Non-PIDIREGAS capital expenditures related to exploration and development during the five years ended December 31, 2007.

Exploration and Development Capital Expenditures for 2003-2007

	Year ended December 31,(1)
	2003		2004		2005		2006		2007
	(millions of nominal pesos)

Exploration	Ps.	16,411	Ps.	21,664	Ps.	14,653	Ps.	12,960	Ps.	13,624
Development		44,580		69,129		75,794		89,391		101,939

Total	Ps.	60,991	Ps.	90,793	Ps.	90,447	Ps.	102,351	Ps.	115,563

Note: Numbers may not total due to rounding.

(1) Amounts based on cash basis method of accounting.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2008 through 2011:

Estimated Exploration and Development Capital Expenditures for 2008-2011

	Year ended December 31,(1)
	2008(2)		2009		2010		2011
	(millions of nominal pesos)

Exploration(3)	Ps.	22,757	Ps.	23,190	Ps.	21,903	Ps.	19,577
Development(3)		105,965		97,977		92,539		82,713

Total	Ps.	128,722	Ps.	121,167	Ps.	114,442	Ps.	102,290

Note: Numbers may not total due to rounding.

(1) Amounts based on cash basis method of accounting.

(2) Approved budget.

(3) Estimated budgets for 2009 through 2011 are based on amounts authorized by the SHCP for projects in 2008.

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Mexico’s nine main projects are Ku-Maloob-Zaap, Cantarell, Strategic Gas Program, Burgos, Antonio J. Bermúdez, Aceite Terciario del Golfo, Chuc, Jujo-Tecominoacán and Caan. They are described below.

Ku-Maloob-Zaap Project.  The Ku-Maloob-Zaap project is one of the main producers of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the second most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Bacab, Lum, Ku, Maloob and Zaap fields, and extends over an area of 149.5 square kilometers. As of December 31, 2007, there were a total of 139 wells drilled, 108 of which were producing. The project produced an average of 527.3 thousand barrels of crude oil and 212.2 million cubic feet of natural gas per day in 2007. As of December 31, 2007, cumulative production was 2.4 billion barrels of crude oil and 1.2 trillion cubic feet of natural gas. As of December 31, 2007, proved hydrocarbon reserves totaled 2.4 billion barrels of crude oil and 1.3 trillion cubic feet of natural gas. Total proved reserves were 2.8 billion barrels of crude oil equivalent, of which 1.8 billion were developed.

In nominal peso terms, PIDIREGAS expenditures for this project were Ps. 16,424 million in 2005, Ps. 26,724 million in 2006 and Ps. 35,706 million in 2007. For 2008, we anticipate that PIDIREGAS expenditures will reach Ps. 22,484 million and that total accumulated PIDIREGAS expenditures will reach approximately U.S. $10 billion. In 2007, Pemex-Exploration and Production invested approximately U.S. $36 million to acquire nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. The Floating Production, Storage and Offloading (FPSO) vessel, Yùum K’ak’náab (Lord of the Seas) also began operations in 2007. It is the first FPSO vessel operating in the Gulf of Mexico, and has allowed us to: (1) increase our production flexibility in the Northeastern Marine region; (2) blend different types of crude oil in order to maintain a Maya type mix and satisfy the export market; (3) maximize the value of production in the Northeastern Marine region; (4) increase our storage capacity by 2.2 million barrels; and (5) establish an additional offloading position with a maximum capacity of 1.2 million barrels per day. In 2008, we expect to invest approximately U.S. $22 million to acquire approximately 28 billion cubic feet of nitrogen, which will be injected into the Ku-Maloob-Zaap fields.

Cantarell Project.  The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 185.5 square kilometers. The Akal field is considered one of the last super giant oil fields in the world discovered in the past several decades. As of December 31, 2007, there were a total of 448 wells drilled, 189 of which were producing. During 2007, the Cantarell project was the most important producer of crude oil in Mexico, averaging 1,496.5 thousand barrels per day of crude oil. This was 16.9% less than the production in 2006, which was 1,800.9 thousand barrels per day. Natural gas production from Cantarell during 2007 averaged 944.9 million cubic feet per day. This was 31.7% higher than the 2006 average natural gas production, which was 717.7 million cubic feet per day. As of December 31, 2007, cumulative production was 12.7 billion barrels of crude oil and 5.3 trillion cubic feet of natural gas. As of December 31, 2007, proved hydrocarbon reserves totaled 3.4 billion barrels of crude oil and 2.3 trillion cubic feet of natural gas. As of December 31, 2007, total proved reserves were 4.0 billion barrels of crude oil equivalent, 3.4 billion of which were developed.

In nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS expenditure on developing reservoirs in the Marine region totaled Ps. 25,030 million in 2005, Ps. 25,992 million in 2006 and Ps. 29,049 million in 2007. For 2008, we have budgeted Ps. 48,350 million for PIDIREGAS expenditures for the Cantarell project. By the end of 2008, we expect our PIDIREGAS expenditures to total approximately U.S. $27.6 billion for this project.

On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell complex to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant began operations in 2000 and cost approximately Ps. 10,131 million in nominal terms. Pursuant to the terms of the agreement, Pemex-Exploration and Production has the right to acquire the nitrogen plant in the case of a default by the consortium. Pemex-Exploration and Production has the obligation to acquire the nitrogen plant if it defaults under the contract. Under the terms of the contract Pemex-Exploration and Production has committed to purchase 1.2 billion cubic feet per day of nitrogen from the consortium for a period of 15 years.

During 2007, Pemex-Exploration and Production paid approximately U.S. $241 million under this contract for an approximate total volume of 526 billion cubic feet of nitrogen, which was injected into the Cantarell field. In 2008, Pemex-Exploration and Production expects to pay approximately U.S. $157 million under this contract for an approximate total volume of 511 billion cubic feet of nitrogen to be injected into the field.

Strategic Gas Program (SGP).  In 2001, Pemex-Exploration and Production began a nine-year, U.S. $8,105 million Strategic Gas Program. Based on the identification of accelerated growth in the demand for natural gas in the medium and long term as compared to its projected supply, Pemex-Exploration and Production decided to review its energy policy. With the objective of addressing natural gas shortages, Pemex-Exploration and Production identified and selected a portfolio of investment options aimed at increasing gas production. Field development and production optimization represents 76% of program expenditures, with the goal of increasing the production of natural gas to 2,308 million cubic feet per day by 2015. Exploration activities, which include twelve different exploratory natural gas and integral gas projects, represent 12% of program expenditures, with the goal of increasing proved reserves. Development of newly discovered fields represents 12% of program expenditures. The Veracruz and Crudo Ligero Marino projects in the Northern and Southwestern Marine regions are the program’s most important projects.

•	Veracruz Project. The Veracruz project is the second most important non-associated gas project in Mexico. It is located on the western margin of the Gulf of Mexico, in central Veracruz. During 2007, it produced an average of 0.9 billion cubic feet of natural gas per day. As of December 31, 2007, cumulative production totaled 2.0 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 1.0 trillion cubic feet of natural gas and 214.6 million barrels of oil equivalent. In addition, developed reserves totaled 1.0 trillion cubic feet of natural gas, and 200 million barrels of oil equivalent. Two of the most important fields in the Veracruz project are Lizamba and Papán.

•	Lizamba. This field covers an area of 40 square kilometers. During 2007, it produced an average of 242.8 million cubic feet of natural gas per day. As of December 31, 2007, 51 wells had been drilled, 37 of which were operating. Proved reserves were 320.9 billion cubic feet of natural gas and 61.7 million barrels of oil equivalent, all of which were developed.

•	Papán. This field was one of the last discoveries in the Veracruz project in 2005. The field covers an area of 29.4 square kilometers. Production began on June 15, 2007, and reached an average of 57.2 million cubic feet of natural gas per day. As of December 31, 2007, 18 wells had been drilled, nine of which were operating. The other nine wells were completed in April 2008. Their respective gas pipelines were completed in June 2008 and are expected to be operational by July 2008. As of December 31, 2007, proved reserves totaled 267.4 billion cubic feet of natural gas and 51.4 million barrels of oil equivalent, of which 240.9 billion cubic feet of natural gas and 46.3 million barrels of oil equivalent were developed.

•	Crudo Ligero Marino Project. This project is located on the continental shelf of the Gulf of Mexico off the coast of the states of Tabasco and Campeche, 76 kilometers northeast from the Dos Bocas Marine Terminal in Paraiso, Tabasco. The project is composed of the Bolontikú, Citam, Hayabil, Ichalkil, Kab, Kix, May, Men, Misón, Nak, Sinán, and Yum fields, all in the Southwestern Marine region. As of December 31, 2007, 59 wells had been drilled, 26 of which were producing. Approximately half of the fields in this project are not yet developed. During 2007, average daily production totaled 156.7 thousand barrels of crude oil and 382.3 million cubic feet of natural gas. As of December 31, 2007, cumulative production totaled 131.3 million barrels of crude oil and 327.6 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 282.8 million barrels of crude oil and 1.0 trillion cubic feet of natural gas. Total proved reserves were 535.0 million barrels of oil equivalent, of which 272.5 million barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS expenditures for the SGP were Ps. 20,635 million in 2005, Ps. 23,420 million in 2006 and Ps. 23,401 million in 2007. For 2008, we expect PIDIREGAS expenditures to be Ps. 27,897 million, which would bring our total PIDIREGAS expenditures for the program to approximately U.S. $13.5 billion through December 31, 2008.

During the period from 2003 to 2007, average production was 1.3 billion cubic feet of natural gas per day. Since 2003, 143 exploratory wells demonstrated offshore and onshore gas potential, resulting in a 48% exploratory success ratio. During 2007, four fields and a reservoir were discovered in the Veracruz Basin through the Barajas-1, Castell-1, Jaf-1, Obertura-1 and Quetzalli-1 wells, which together added an aggregate of 34.3 billion cubic feet of natural gas to proved reserves. Development has focused on the May field, where 166.7 million barrels of oil equivalent were added from the production of the May-7, -38 and -51 wells.

Burgos Project.  The Burgos project is the largest producer of non-associated gas in Mexico. The fields accounted for 11% of our total natural gas production in 1997. The project is located in northeastern Mexico. In 1997, Pemex-Exploration and Production initiated a 15-year development project of the Burgos natural gas fields. We expect the Burgos project will better enable us to meet increasing domestic demand for natural gas. Three major turn-key contracts were awarded to Dowell-Schlumberger México (U.S. $108 million), Industrial Perforadora de Campeche, S.A. de C.V. (U.S. $96.4 million) and Halliburton International, Inc. (U.S. $71 million) for this project.

During 2007, the project produced an average of 1.4 billion cubic feet of natural gas per day. As of December 31, 2007, 6,304 wells had been drilled, 2,801 of which were operating. Some of the most important fields are the Arcabuz-Culebra, Cuitláhuac, Velero, Fundador and Arcos fields, all of which jointly produced 43.8% of the total production of the project.

•	Arcabuz-Culebra. This field covers an area of 380 square kilometers. As of December 31, 2007, there were a total of 831 wells drilled in this field, 666 of which were producing. During 2007, the field produced an average of 257.1 million cubic feet of natural gas per day. As of December 31, 2007, cumulative production was 1.5 trillion cubic feet of natural gas. Proved gas reserves totaled 256.8 billion cubic feet of natural gas, of which 194.0 billion were developed.

•	Cuitláhuac. This field covers an area of 210 square kilometers. As of December 31, 2007, there were a total of 349 wells drilled in this area, 219 of which were producing. During 2007, the field produced an average of 97.0 million cubic feet of natural gas per day. As of December 31, 2007, cumulative production was 515.1 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 155.3 billion cubic feet of natural gas, of which 113.1 billion were developed.

•	Velero. This field covers an area of 58 square kilometers. As of December 31, 2007, 175 wells had been drilled, 136 of which were operating. The average daily production of the field was 113.1 million cubic feet of natural gas. Cumulative production was 156.2 billion cubic feet of natural gas. Proved reserves were 58.7 billion cubic feet of natural gas, of which 51.0 billion cubic feet were developed.

•	Arcos. This field covers an area of 45 square kilometers. As of December 31, 2007, there were a total of 187 wells drilled in this area, of which 138 were producing. During 2007, the field produced an average of 64.2 million cubic feet of natural gas per day. As of December 31, 2007, cumulative production was 574.3 billion cubic feet of natural gas. As of December 31, 2007, proved reserves totaled 64.0 billion cubic feet of natural gas, all of which were developed.

•	Fundador. This field covers an area of 4.1 square kilometers. As of December 31, 2007, 22 wells had been drilled, and all of them were operating. During 2007, the average daily production was 86.4 million cubic feet per day of natural gas. During 2007, cumulative production was 91.4 billion cubic feet of natural gas. As of December 31, 2007, proved reserves were 59.9 billion cubic feet of natural gas, and all were developed.

From 2003 to 2007, exploration activities and the reclassification of reserves increased estimated proved reserves by 470.5 million barrels of oil equivalent. Production for this period was 457.3 million barrels of oil equivalent. During 2007, reserves decreased by 49.5 million barrels of oil equivalent, from 459.5 million barrels of oil equivalent in 2006 to 410.0 million barrels of oil equivalent in 2007.

In nominal peso terms, our PIDIREGAS expenditures for the Burgos project were Ps. 12,439 million in 2005, Ps. 15,726 million in 2006 and Ps. 14,622 million in 2007 (including Financed Public Works Contracts). For 2008, we anticipate that our PIDIREGAS expenditures will amount to Ps. 16,512 million and that our total accumulated PIDIREGAS expenditures will reach approximately U.S. $11.7 billion.

Antonio J. Bermúdez Project.  In 2002, we began investing in the Antonio J. Bermúdez project, the main PIDIREGAS in the Southern region and the third largest in Mexico. This project is designed to accelerate reserve recovery, as well as increase the recovery factor by drilling additional wells and implementing a pressure maintenance system. It consists of the Samaria, Cunduacán, Oxiacaque, Iride, Platanal and Carrizo fields, and covers an area of 192 square kilometers. As of December 31, 2007, there were a total of 453 wells drilled, of which 118 were producing. During 2007, the project produced an average of 129.5 thousand barrels of crude oil and 329.1 million cubic feet of natural gas per day. As of December 31, 2007, cumulative production was 2.7 billion barrels of crude oil and 3.8 trillion cubic feet of natural gas. As of

December 31, 2007, proved hydrocarbon reserves in this field totaled 1.2 billion barrels of crude oil and 2.5 trillion cubic feet of natural gas. As of December 31, 2007, total proved reserves were 1.8 billion barrels of crude oil equivalent, of which 1.1 billion were developed.

In nominal peso terms, our PIDIREGAS expenditures for the Antonio J. Bermúdez project were Ps. 7,045 million in 2005, Ps. 6,908 million in 2006 and Ps. 8,484 million in 2007. For 2008, we anticipate that our PIDIREGAS expenditures for this project will be Ps. 9,628 million and that our total accumulated investments will be approximately U.S. $3.9 billion. In March 2005, we entered into a contract with Praxair México, S.R.L. de C.V. to build, own and operate a nitrogen cryogenic plant. We expect the construction of this plant to be completed in August 2008. After testing is complete, which we expect to happen in September 2008, we will begin injecting into the field 190 million cubic feet per day of nitrogen. We will pay approximately U.S. $3.7 million per month to acquire this nitrogen for pressure maintenance in connection with the project. From 2008 to 2022, we plan to continue to inject this same volume of nitrogen.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec).  The Aceite Terciario del Golfo project is located in the Northern region and covers an area of 3,731 square kilometers. This project is comprised of 29 fields in eight sectors. As of December 31, 2007, there were a total of 1,608 drilled wells, of which 590 were producing. During 2007, average daily production was 22.4 thousand barrels of crude oil and 27.1 million cubic feet of natural gas. As of December 31, 2007, cumulative production was 149.4 million barrels of crude oil and 250.8 billion cubic feet of natural gas. As of December 31, 2007, proved hydrocarbon reserves totaled 481.6 million barrels of crude oil and 707.4 billion cubic feet of natural gas. As of December 31, 2007, total proved reserves totaled 625.9 million barrels of oil equivalent, of which 22.7 million were developed.

In nominal peso terms, our PIDIREGAS expenditures for the Aceite Terciario de Golfo project were Ps. 4,938 million in 2007. For 2008, we anticipate that our PIDIREGAS expenditures for this project will be Ps. 15,988 million and that our total accumulated investments will be approximately U.S. $1.9 billion.

Chuc Project.  This project is part of a complete light crude oil production strategy in the Southwestern Marine region. It is part of the operating and maintenance of the Pol-A facility and water injection complexes. The fields of the project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, between the 20 and 100 meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Batab, Ché, Chuc, Chuhuk, Etkal, Homol, Kuil, Onel, Pokoch, Pol, Tumut, Uchak, and Wayil. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2007, 84 wells had been drilled, of which 35 were producing. During 2007, average daily production totaled 111.6 thousand barrels of crude oil and 124.6 million cubic feet of natural gas. The cumulative production totaled 1.8 billion barrels of crude oil and 1.8 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 199.3 million barrels of oil and 499.7 billion cubic feet of natural gas, or a total of 307.0 million barrels of oil equivalent. As of December 31, 2007, total developed proved reserves were 115.9 million barrels of oil equivalent.

In nominal peso terms, our PIDIREGAS expenditures for the Chuc, Pol and Batab projects were Ps. 2,266 million in 2005, Ps. 3,150 million in 2006 and Ps. 3,702 million in 2007. In 2008, we expect our PIDIREGAS expenditures for the Chuc project to be Ps. 3,442 million and anticipate that our total accumulated PIDIREGAS expenditures will reach approximately U.S. $1.9 billion.

Jujo-Tecominoacán Project.  The Jujo-Tecominoacán project is the second largest crude oil producer in the Southern region and the seventh largest producer in Mexico. The project covers an area of 82 square kilometers and has been exploited by Pemex-Exploration and Production since 1980. Since 2002, our investments in the Jujo-Tecominoacán fields are focused on maintaining oil production by drilling additional wells and implementing maintenance programs.

As of December 31, 2007, there were a total of 146 wells drilled, of which 55 were producing. During 2007, the project produced an average of 74.4 thousand barrels of crude oil and 86.7 million cubic feet of natural gas per day. As of December 31, 2007, cumulative production was 1.1 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 596.2 million barrels of crude oil and 1.3 trillion cubic feet of natural gas. As of December 31, 2007, total proved reserves were 934.6 million barrels of crude oil equivalent, 534.4 million of which were developed.

A pressure maintenance program was implemented in 2003 that included the injection of natural gas into the field. The average amount injected was 70 million cubic feet per day from October 2006 through October 2007. On November 30, 2007, we began a 90 million cubic feet per day injection. The cost to supply nitrogen for a period of 10 years is Ps. 488.2 million and U.S. $204 million.

In nominal peso terms, our PIDIREGAS expenditures for the Jujo-Tecominoacán project were Ps. 2,340 million in 2005, Ps. 2,943 million in 2006 and Ps. 3,696 million in 2007. In 2008, we expect our PIDIREGAS expenditures to be Ps. 5,035 million, bringing our total PIDIREGAS expenditures to approximately U.S. $1.6 billion.

Caan Project.  The Caan project is located on the continental shelf of the Gulf of Mexico, off the coast of Tabasco and Campeche, between the 20 and 70 meter isobaths, approximately 142 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco and approximately 79 kilometers northeast from Ciudad del Carmen, Campeche. This project includes the Caan, Abkatún, Kanaab and Taratunich fields, which are marine complex facilities and are strategic for managing the production at the Southwestern Marine region.

As of December 31, 2007, there were a total of 206 wells drilled, of which 41 were producing. During 2007, average daily production totaled 131.4 thousand barrels of crude oil and 283.5 million cubic feet of natural gas. As of December 31, 2007, cumulative production was 3,269.5 million barrels of crude oil and 3.6 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 138.5 million barrels of crude oil and 366.5 billion cubic feet of natural gas. Total proved reserves were 219.5 million barrels of crude oil equivalent, all of which were developed.

In nominal peso terms, PIDIREGAS expenditures for the Caan project were Ps. 1,808 million in 2005, Ps. 2,241 million in 2006 and Ps. 2,494 million in 2007. In 2008, we expect PIDIREGAS expenditures to be Ps. 2,741 million, bringing total PIDIREGAS expenditures to approximately U.S. $1.7 billion.

Crude Oil Sales

During 2007, domestic consumption of crude oil amounted to approximately 1,356 thousand barrels per day, which represented 44% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—International Trading” below. Maya crude oil accounted for 87% of exported crude oil volume sold by PMI in 2007.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2007
	2003	2004	2005	2006	2007	vs. 2006
	(in thousands of barrels per day)					(%)

Production	3,370.9	3,382.9	3,333.3	3,255.6	3,081.7	(5.3)
Distribution
Refineries	1,246.4	1,257.9	1,274.9	1,242.1	1,230.9	(0.9)
Products under processing agreements(1)	112.5	97.4	81.4	80.2	0	(100.0)
Petrochemicals	150.4	133.8	131.0	122.3	125.5	2.6
Export terminals	1,848.3	1,873.6	1,832.6	1,789.1	1,701.3	(4.9)

Total	3,357.6	3,362.7	3,319.9	3,233.7	3,057.8	(5.4)

Stock changes, statistical differences(2)	13.3	20.3	13.4	21.8	24.0	10.1

Note: Numbers may not total due to rounding.

(1) Represents exports to third-party processors for re-import into Mexico.
(2) Measurement inconsistencies, shrinkage and leakage.
Source: Pemex-Exploration and Production.

Maya crude oil accounted for 37% of domestic consumption in 2007. Due to its sulphur content, Maya crude oil requires extra processing and has lower refining yields than most valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Therefore, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. As a consequence of this price difference, we must continue to support the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil. We may do this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers agree to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. See “International Trading—Geographic Distribution of Export Sales” below.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, either as a means of disposal or as a safety measure to relieve well pressure, is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2007, gas flaring represented 9.0% of our total natural gas production, which is an increase from 2006, when gas flaring represented 5.1% of total natural gas production. The increase was due to certain operational problems as well as maintenance on platform compression equipment, an increase in gas production high in nitrogen content in the Northeastern Marine region, maintenance in pipeline 3 from Atasta to Ciudad Pemex, maintenance work at Akal C4, C6, C7 and C8 and explosions in certain of Pemex-Gas and Basic Petrochemicals’ 30-inch and 48-inch diameter gas pipelines.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2007, this pipeline network consisted of approximately 35,212 kilometers of pipelines, of which 3,476 kilometers were located in the Marine region, 11,549 kilometers were located in the Southern region and 20,187 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Transportation and Distribution” below.

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

The invitation for bids for the first two rounds of FPWC bidding, corresponding to works and services necessary for non-associated natural gas production in eight blocks in the Burgos basin, occurred in July 2003 and in the second half of 2004, respectively. On August 10, 2006, we launched the invitation for bids for the third round of FPWC bidding in the Burgos basin. During 2007 we awarded two contracts for the Nejo and Monclova blocks, but we did not receive any bids for the Euro block contract. The following table summarizes the results of those rounds.

			Contract Amount
			(in millions of
Block	Signature date	Contractor	U.S. dollars)

Reynosa-Monterrey	November 14, 2003	Repsol Exploración México, S.A. de C.V.	U.S. $	2,437
Cuervito	November 21, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		260
Misión	November 28, 2003	Servicios Múltiples de Burgos, S.A. de C.V., a consortium comprised by Tecpetrol (a subsidiary of Techint Group) and Industrial Perforadora de Campeche, S.A. de C.V.		1,036
Fronterizo	December 8, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		265
Olmos	February 9, 2004	Lewis Energy México, S. de R.L. de C.V.		344
Pandura-Anáhuac	December 9, 2004	Industrial Perforadora de Campeche, S.A. de C.V. and Compañía de Desarrollo y Servicios Petroleros, S.A. de C.V.		900
Pirineo	March 23, 2005	Monclova Pirineo Gas, S. de R.L. de C.V., a consortium comprised by Constructora Industrial Monclova, Materiales la Gloria, Alianz Petroleum, Steel Serv., Suelopetrol, NCT, Estudios y Proyectos and Petrotesting Colombia		645
Nejo	April 3, 2007	Iberoamericana de Hidrocarburos, S. A. de C. V.		911.5
Monclova	April 20, 2007	GPA Energy, S. A. de C. V:		433.5

		Total	U.S. $	7,232

Source: Pemex-Exploration and Production.

As of December 31, 2007, nine contracts had been awarded under the FPWC program, for a total amount of U.S. $7,232 million.

During 2007, through the FPWC program, 52 wells were drilled, 55 wells were completed and 1,392 square kilometers of three-dimensional seismic information was acquired, among other projects. The projects carried out in 2007 represented an investment of approximately U.S. $275 million. At the end of 2007, natural gas production in the nine blocks listed in the table above reached 236 million cubic feet per day.

There is one pending legal proceeding related to the FPWC program. See “Item 8 — Financial Information — Legal Proceedings — Civil Actions.”

Collaboration Agreements

During 2007, Pemex-Exploration and Production entered into non-commercial scientific and technology agreements with Statoil, Royal Dutch Shell, Petrobras, Chevron and Nexen. Through these agreements, PEMEX seeks to increase its technical and scientific knowledge in areas such as deep-water subsalt exploration and drilling, enhanced oil recovery processes, such as air injection, and reservoir characterization of complex structures. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

Refining

Refining Processes and Capacity

Pemex-Refining’s production processes include the following:

•	Atmospheric distillation. This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, kerosene, jet fuel, diesel, atmospheric gas oil and atmospheric residual crude oil.

•	Vacuum distillation. This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil, which is produced by boiling crude oil.

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-Refining uses reforming processes to convert low-octane gasoline into higher-octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher-octane products.

•	Hydrotreatment or resid hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulphur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

•	Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulphuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•	Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naphtha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material called coke of petroleum.

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2003	2004	2005	2006	2007
	(in thousands of barrels per day)

Production Process
Atmospheric distillation	1,540.0	1,540.0	1,540.0	1,540.0	1,540.0
Vacuum distillation	768.4	768.4	768.4	754.0	754.0
Cracking	395.5	374.5	374.5	380.5	380.5
Visbreaking	141.0	141.0	141.0	91.0	91.0
Reforming	301.3	301.3	301.3	279.3	279.3
Hydrotreatment	987.1	987.1	987.1	926.1	926.1
Alkylation and isomerization	143.9	143.9	143.9	152.5	152.5
Coking	100.0	100.0	100.0	100.0	100.0

Source: Base de Datos Institucional (Pemex BDI).

At the end of 2007, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulphurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2007, our refineries processed 1,270 thousand barrels per day of crude oil (210 thousand barrels at Cadereyta, 141 thousand barrels at Madero, 170 thousand barrels at Minatitlán, 188 thousand barrels at Salamanca, 272 thousand barrels at Salina Cruz and 289 thousand barrels at Tula), which consisted of 742 thousand barrels per day of Olmeca and Isthmus crude oil and 528 thousand barrels per day of Maya crude oil.

Since 1993, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V., we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas. Under the Deer Park Limited Partnership agreement, P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company each provides 50% of the refinery’s crude oil input and owns 50% of the refinery’s output. The partnership completed a substantial upgrading program in mid-1995 to enable it to process Maya crude oil. P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company completed an expansion project at the refinery in Deer Park in April 2001, thereby increasing the capacity of the refinery by 60 thousand barrels per day to 340 thousand barrels per day. The expansion project included an expansion of the refinery’s existing coking unit, a new sulphur plant and upgrades to the crude distillation, distillates hydrotreating and hydrocracking units.

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined oil and natural gas products. Pemex-Refining produced 1,312 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2007, a decrease of 1.3% from 2006 levels.

The following table sets forth, by category, Pemex-Refining’s production of refined products from 2003 through 2007.

Pemex-Refining Production

	Year Ended December 31,					2007
	2003	2004	2005	2006	2007	vs. 2006
	(in thousands of barrels per day)					(%)

Refinery crude oil runs	1,285.9	1,303.4	1,284.4	1,284.2	1,269.8	(1.1)
Refined products
Liquefied petroleum gas	33.8	28.0	30.6	25.4	26.6	4.7
Gasoline
Nova (leaded)/Base	10.5	3.9	4.8	7.5	4.5	(40.0)
Pemex Magna	396.5	418.5	412.0	413.7	425.7	2.9
Pemex Premium	37.6	43.8	38.2	35.0	26.1	(25.4)
Others	0.6	0.4	0.1	0.1	0.1	0.0

Total	445.2	466.7	455.1	456.2	456.4	0.0
Kerosenes
Jet fuel	59.6	62.1	63.3	64.8	66.3	2.3

Total	59.6	62.1	63.3	64.8	66.3	2.3
Diesel
Pemex Diesel	290.8	319.6	312.3	318.3	326.2	2.5
Low sulphur diesel	0.6	—	—	—	—	—
Others	16.4	5.1	5.9	9.8	7.8	(20.4)

Total	307.8	324.7	318.2	328.1	334.0	1.8
Fuel oil	396.5	368.0	350.8	325.2	301.5	(7.3)
Other refined products
Asphalts	25.6	27.2	29.3	32.3	31.9	(1.2)
Lubricants	5.5	5.4	5.2	5.1	5.2	2.0
Paraffins	0.9	1.0	1.1	1.0	1.1	10.0
Still gas	51.3	49.9	51.9	56.7	55.2	(2.6)
Other refined products(1)	16.7	28.2	32.8	34.8	34.2	(1.7)

Total	100.1	111.7	120.2	129.9	127.6	(1.8)

Total refined products	1,342.9	1,361.2	1,338.3	1,329.7	1,312.4	(1.3)

Note: Numbers may not total due to rounding.

(1) Includes aeroflex 1-2, coke, furfural extract and light cyclic oil as of 2005.
Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2007, fuel oil represented 23%, gasoline represented 35% and diesels represented 25% of total refined product production. Jet fuel represented 5% and LPG represented 2% of total production of refined products in 2007. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, over the past several years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) as opposed to leaded gasoline (Nova Base, a leaded gasoline, is produced only as a base for other products). All of our automotive gasoline production now consists of unleaded gasoline. In addition, we introduced new environmentally sound products such as Pemex Diesel, with 0.05% sulphur content. The share of Pemex Diesel as a percentage of total diesel produced by Pemex-Refining has increased from 94% in 2003 to 98% in 2007. We also promote LPG as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

Over the five years ended December 31, 2007, the value of Pemex-Refining’s domestic sales of refined products and petrochemicals was as follows:

Value of Domestic Sales(1)

	Year Ended December 31,										2007
	2003		2004		2005		2006		2007		vs. 2006
	(in millions of constant pesos at December 31, 2007)(2)										(%)

Oil Products
Gasoline
Pemex Magna	Ps.	96,783.6	Ps.	130,964.6	Ps.	162,803.3	Ps.	188,101.3	Ps.	209,006.5	11.1
Pemex Premium		21,979.5		30,781.5		36,554.3		41,929.7		38,331.9	(8.6)
Aviation fuels		155.7		133.5		185.7		187.2		212.9	13.7
Others		101.5		101.4		66.1		97.9		74.1	(24.3)

Total		119,020.5		161,981.0		199,609.3		230,316.1		247,625.4	7.5
Kerosene
Jet fuel		8,652.2		12,217.4		17,534.9		19,607.4		23,369.3	19.2
Other kerosene		137.7		145.6		159.2		199.5		183.2	(8.2)

Total		8,789.8		12,362.8		17,694.0		19,807.1		23,552.5	18.9
Diesel
Pemex Diesel		43,732.3		57,651.1		72,351.9		78,894.3		84,752.0	7.4
Others		9,776.0		10,930.1		12,655.7		12,801.3		12,168.2	(4.9)

Total		53,508.4		68,581.2		85,007.6		91,695.6		96,920.1	5.7
Fuel oil
Total		36,979.0		35,174.4		42,668.4		44,926.5		42,395.7	(5.6)
Other refined products
Asphalts		2,757.8		3,188.2		3,820.1		5,976.0		6,107.4	2.2
Lubricants		1,348.5		1,388.9		1,658.7		2,137.3		2,167.9	1.4
Paraffins		143.3		161.4		217.4		233.7		247.7	6.0
Others(3)		28.8		36.4		50.4		82.8		98.0	18.4

Total		4,278.4		4,775.0		5,746.5		8,429.7		8,621.1	2.3

Total Oil Products	Ps.	222,575.9	Ps.	282,874.6	Ps.	350,725.8	Ps.	395,175.0	Ps.	419,114.8	6.1

Petrochemicals(4)	Ps.	1,098.2	Ps.	1,882.8	Ps.	2,236.9	Ps.	2,540.6	Ps.	2,508.1	(1.3)

Notes: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” below.

(2)	Figures have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. For the five years ended December 31, 2007, the inflation factor is the inflation rate for each of these years.

(3)	Includes aeroflex 1-2, coke and furfural extract.

(4)	These are petrochemical products produced at refineries operated by Pemex-Refining.
Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 78% of our fuel oil production during 2007 pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we have agreed to supply to the Federal Electricity Commission is 159,958 barrels of fuel oil per day, in accordance with the supply capacity of Pemex-Refining and the reduced requirements of the Federal Electricity Commission under its program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulphur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2007, this volume discount amounted to approximately 0.9% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2007 was Ps. 32,178 million, which represented 7.7% of our total revenues from domestic sales of refined products.

Our domestic sales of refined oil products increased by 6.1% in value, or Ps. 23,940 million in 2007, as compared to 2006 levels. This increase was due to a 5.5% increase in domestic distillates sales and a general increase in international prices of refined products.

The volume of our domestic gasoline sales in 2007 increased by 5.8%, from 718.9 thousand barrels per day in 2006 to 760.9 thousand barrels per day in 2007. The volume of our domestic diesel sales increased by 3.9%, from 344.9 thousand barrels per day in 2006 to 358.4 thousand barrels per day in 2007. The volume of our domestic sales of fuel oil decreased by 2.6%, from 263.7 thousand barrels per day in 2006 to 256.9 thousand barrels per day in 2007, primarily due to a decrease in the Federal Electricity Commission’s demand for fuel oil, which they are replacing with natural gas under an official program.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2007 was distributed as follows:

Volume of Domestic Sales

	Year Ended December 31,					2007
	2003	2004	2005	2006	2007	vs. 2006
	(in thousands of barrels per day, except where otherwise indicated)					(%)

Oil Products
Gasoline
Pemex Magna	500.2	525.5	559.6	601.8	658.9	9.5
Pemex Premium	100.1	110.4	111.7	116.3	101.3	(12.9)
Aviation fuels	0.4	0.4	0.5	0.5	0.5	0
Others	0.4	0.4	0.3	0.2	0.2	0

Total	601.2	636.7	672.1	718.9	760.9	5.8
Kerosenes
Jet fuel	54.2	57.8	58.7	61.2	67.9	10.9
Other kerosenes	0.7	0.7	0.8	1.0	0.9	(10.0)

Total	54.9	58.5	59.5	62.2	68.8	10.6
Diesel
Pemex Diesel	240.7	255.4	273.4	297.9	314.5	5.6
Others	54.0	47.3	46.7	46.9	43.9	(6.4)

Total	294.7	302.7	320.1	344.9	358.4	3.9
Fuel oil
Total	354.6	332.5	340.6	263.7	256.9	(2.6)
Other oil products
Asphalts	22.2	24.5	26.9	28.8	29.9	3.8
Lubricants	5.7	5.7	5.7	5.5	5.7	3.6
Paraffins	1.0	1.1	1.1	1.0	1.1	10.0
Others(1)	22.8	28.4	31.2	31.4	33.1	5.4

Total	51.7	59.7	64.8	66.7	69.8	4.6

Total oil products	1,357.1	1,390.0	1,457.1	1,456.4	1,514.8	4.0

Petrochemicals(2)	272.3	286.0	289.0	333.8	290.9	(12.9)

Note: Numbers may not total due to rounding.

(1)	Includes aeroflex 1-2, coke and furfural extract.

(2)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.
Source: Pemex BDI.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout the country. As of October 2006, all premium gasoline has an ultra-low sulphur content of 0.003%. As of January 2007, diesel sold at the northern border of Mexico has a sulphur content of 0.0015%. Our efforts to build and enhance our brands have also progressed during the past five years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities and technical assistance in the development of marketing and customer service programs. At the end of 2007, there were 7,940 retail service stations in Mexico, of which 7,892 were privately owned and operated as franchises.

Pricing Decrees

In September 2007, the Mexican Government suspended the periodic increases in retail prices of unleaded gasolines and diesel from October 2007 to December 2007. On December 21, 2007, the Mexican Government announced that from January 5, 2008 to March 31, 2008, the periodic increases in retail prices of unleaded gasolines and diesel would continue. As of the date of this report, the periodic increases have been reinstated, although the percentage of the periodic increases was modified on March 28, 2008, April 2, 2008 and May 27, 2008.

The Mexican Government has also established a discount of 30% on the price at which PEMEX sells domestic gas oil to the State of Chihuahua during the months of January, February and December of each year. This discount has been in effect since the early 1980s.

On January 29, 2008, the Mexican Government established a discount of 10% to the price at which PEMEX sells fuel oil number 6 to the Federal Electricity Commission, which was effective from January 1, 2008 to March 31, 2008. For April, May and June 2008, the discount was 8%. As of the date of this report, PEMEX has not received any information related to the establishment of an applicable discount for July 2008 or any other future period. See Item 3 “Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican Government has imposed price controls in the domestic market on our products.”

Investments

Over the last thirteen years, Pemex-Refining has focused its investment program on enhancing the quality of gasoline and diesel to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crudes in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crudes we do export. In the medium-term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2007, Pemex-Refining imported approximately 305 thousand barrels per day of unleaded gasoline, which represented almost 40% of total domestic demand for unleaded gasoline in that year.

Clean Fuels Project.  Construction will begin on new ultra-low sulphur gasoline post treatment plants in 2009 and on ultra-low sulphur diesel plants in 2010. Until construction is completed, we will import ultra-low sulphur fuels in order to meet local demand.

New Refinery Project.  We have commissioned a study to evaluate ways to increase refining capacity as well as to determine a location for a new refinery, on which we expect to begin construction by the end of 2010.

Non-PIDIREGAS Investments.  In nominal terms, in 2007, Pemex-Refining invested Ps. 7,124 million, excluding capital expenditures related to PIDIREGAS, as compared to Ps. 7,369 million in 2006, representing a 3.3% decrease. Pemex-Refining invested 6.6% of this total amount to expand and upgrade refineries and related installations, 16.6% in environmental and industrial safety projects, 39.7% in maintenance and rehabilitation projects and 37.1% in other projects and acquisitions.

Cadereyta Project.  In November 1997, Pemex-Refining awarded a U.S. $1.6 billion contract to upgrade and renovate the Cadereyta refinery to Conproca, S.A. de C.V. (CONPROCA), a consortium formed by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The project has increased clean fuel production substantially, specifically gasoline and diesel, which has helped Pemex-Refining to satisfy increased demand in northern Mexico and comply with environmental regulations. In November 2003, the project was certified as 99.31% complete and formally concluded. Pemex-Refining makes semi-annual amortization payments on June 15 and December 15 of each year, the first of which was a payment of U.S. $53.2 million on December 15, 2000. During 2007, Pemex-Refining made amortization payments totaling U.S. $262.8 million. Semi-annual amortization payments will continue until

June 15, 2010. There is a pending legal proceeding related to the Cadereyta Project. See “Item 8—Financial Information—Legal Proceedings—Civil Actions.”

Madero Project.  In February 1999, Pemex-Refining awarded a U.S. $1.2 billion contract for the Madero refinery upgrading project to another consortium, PEMOPRO, S.A. de C.V., led by SK Engineering & Construction Co., Ltd., Siemens AG and Triturados Basálticos y Derivados, S.A. de C.V. The total cost of the project was U.S. $1.8 billion and involved the construction of ten new plants and the upgrading of seven others at the Madero complex in the state of Tamaulipas in northeastern Mexico. Between 1999 and 2002, the project increased the Madero refinery’s processing capacity for heavy crude oil (Maya) by 100 thousand barrels per day, increased gasoline production by 15 thousand barrels per day, increased middle distillates (diesel and jet fuel) production by approximately 10 thousand barrels per day and reduced production of high sulphur fuel oil by 22 thousand barrels per day. The project was completed on October 25, 2002. Payments on this project are due in April, June, October and December of each year. The first amortization payments of U.S. $136.5 million were made in 2003. During 2007, Pemex-Refining made amortization payments totaling U.S. $69.9 million in respect of this project. Amortization payments will continue until 2022.

Tula and Salamanca Projects.  On November 11, 1999, Pemex-Refining awarded the Tula and Salamanca projects to Samsung Ingeniería Tula, S.A. de C.V. / Siemens, S.A. de C.V. and to Samsung Ingeniería México, S.A. de C.V. / Siemens AG and Siemens, S.A. de C.V., respectively, through an international bidding process. These projects are dedicated exclusively to increasing gasoline quality, whereas the Cadereyta and Madero projects are dedicated to increasing heavy crude oil processing capacities through residual conversion. The construction period for the Tula and Salamanca projects lasted 29 and 34 months, respectively. Total costs were U.S. $160.5 million for the Tula project and U.S. $257.0 million for the Salamanca project. The Tula project was completed on August 27, 2002, and the Salamanca project was completed on January 9, 2003. Payments on the Tula project are due in February, April and August of each year, and payments on the Salamanca project are due in April, June, October and December of each year. The first amortization payments of U.S. $22.0 million for the Tula project and U.S. $33.6 million for the Salamanca project were made in 2003. During 2007, Pemex-Refining made amortization payments of U.S. $22.0 million and U.S. $33.6 million, respectively, for each of these two projects. The last payments under these two projects will be made in 2022.

Minatitlán Project.  This refining project is intended to increase production of high quality gasoline and middle distillates and to improve the crude oil blend. The project consists of six contracts awarded through competitive bidding during the period from 2003 to 2005.

		Contract Amount
		(in millions of
Contractor(s)	Contract Date	U.S. dollars)

Tradeco Infraestructura, S.A. de C.V and Pager de Tabasco, S.A. de C.V.	November 2003	U.S.$	43.8
ICA Fluor Daniel, S. de R.L. de C.V.	October 2004	U.S. $	684.4
Dragados Proyectos Industriales de México, S.A. de C.V. and Dragados Industrial, S.A.	October 2004	U.S. $	534.1
Mina-Trico, S. de R.L. de C.V.	January 2005	U.S. $	317.0
Proyectos Ebramex, S. de R.L. de C.V.	January 2005	U.S. $	317.9
Samsung Ingeniería Minatitlán, S.A. de C.V. and Samsung Engineering, Co. Ltd.	January 2005	U.S. $	154.1

As of December 31, 2007, construction related to the first contract was completed. Due to delays in the construction, we now expect the five remaining portions of the project to be completed between 2008 and 2009. During 2007, we spent an estimated U.S. $790.6 million on the Minatitlán project, including capitalized interest.

2008 Refining Investment Budget.  For 2008, Pemex-Refining has budgeted Ps. 8,953 million for investment in PIDIREGAS and Ps. 12,585 million for investments in non-PIDIREGAS projects. Pemex-

Refining will invest 8.8% of the total amount to expand and upgrade refineries and related installations, 19.8% in environmental and industrial safety projects, 44.5% in maintenance and rehabilitation projects and 26.9% in other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production increased by 13.1%, from 5,356 million cubic feet per day in 2006 to 6,059 million cubic feet per day in 2007, and the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 3.3%, from 4,153 million cubic feet per day in 2006 to 4,288 million cubic feet per day in 2007. Natural gas production associated with crude oil production accounted for 56.9% of total natural gas production in 2007, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 152 fields (or 43.2% of the 352 producing fields) accounted for 43.1% of all production in 2007. Of the total production, 35.5% originated in the Marine region, 22.3% in the Southern region and the remainder, 42.2%, in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemical’s gas processing facilities. At the end of 2007, Pemex-Gas and Basic Petrochemicals owned 12 facilities.

The following facilities are located in the Southern region:

•	Cactus: This facility contains twenty-two plants that together produced 784 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.5%), 18 thousand barrels per day of ethane, 35 thousand barrels per day of liquefied gas, 18 thousand barrels per day of naphtha and 262 thousand tons of sulphur in 2007.

•	Ciudad Pemex: This facility contains eight plants that together produced 710 million cubic feet per day of dry gas and 204 thousand tons of sulphur in 2007.

•	Cangrejera: This facility contains three plants that together produced 31 thousand barrels per day of ethane, 39 thousand barrels per day of liquefied gas and 12 thousand barrels per day of naphtha and 0.5 thousand tons of sulphur in 2007.

•	Morelos: This facility contains one plant that produced 31 thousand barrels per day of ethane, 42 thousand barrels per day of liquefied gas and 11 thousand barrels per day of naphtha in 2007.

•	Nuevo Pemex: This facility contains 13 plants that together produced 814 million cubic feet per day of dry gas, 24 thousand barrels per day of ethane, 58 thousand barrels per day of liquefied gas, 31 thousand barrels per day of naphtha and 170 thousand tons of sulphur in 2007.

•	Pajaritos: This facility contains one plant that produced 11 thousand barrels per day of ethane in 2007.

•	La Venta: This facility contains one plant that produced 119 million cubic feet per day of dry gas in 2007.

•	Matapionche: This facility contains five plants that together produced 60 million cubic feet per day of dry gas, 2 thousand barrels per day of liquefied gas, 1 thousand barrels per day of naphtha and 10 thousand tons of sulphur in 2007.

The following facilities are located in the Northern region:

•	Reynosa: This facility contains two plants that together produced 178 million cubic feet per day of dry gas, 0.4 thousand barrels per day of ethane, 3 thousand barrels per day of liquefied gas, 2 thousand barrels per day of naphtha and 1 thousand barrels per day of other products in 2007.

•	Poza Rica: This facility contains four plants that together produced 90 million cubic feet per day of dry gas, 4 thousand barrels per day of ethane, 3 thousand barrels per day of liquefied gas, 1 thousand barrels per day of naphtha and 10 thousand tons of sulphur in 2007.

•	Arenque: This facility contains three plants that together produced 28 million cubic feet per day of dry gas, 1 thousand barrels per day of ethane plus liquids and 3 thousand tons of sulphur in 2007.

•	Burgos: This facility contains seven plants that together produced 763 million cubic feet per day of dry gas, 17 thousand barrels per day of liquefied gas and 10 thousand barrels per day of naphtha in 2007.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2007.

Natural Gas and Condensates Processing and Production(1)

	Year Ended December 31,					2007
	2003	2004	2005	2006	2007	vs. 2006
	(in millions of cubic feet per day,					(%)
	except where otherwise indicated)

Processing
Wet gas	3,853	3,963	3,879	4,153	4,288	3.3
Sour gas	3,360	3,349	3,153	3,203	3,162	(1.3)
Sweet gas(2)	492	614	726	950	1,125	18.4
Condensates(3)	95	107	102	101	79	(21.8)
Gas to natural gas liquids extraction	3,829	3,925	3,810	4,108	4,264	3.8
Wet gas	3,689	3,803	3,712	3,987	4,134	3.7
Reprocessing streams(4)	141	123	98	121	130	7.4
Production
Dry gas(5)	3,029	3,144	3,147	3,445	3,546	2.9
Natural gas liquids(6)(7)	428	451	436	436	405	(7.1)
Liquefied petroleum gas(6)	212	225	215	215	199	(7.4)
Ethane(6)	125	133	129	127	119	(6.3)
Naphtha(6)(8)	86	90	88	92	85	(7.6)
Sulphur(9)	757	759	692	711	659	(7.3)

Note: Numbers may not total due to rounding.

(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 6,058 million cubic feet per day of natural gas in 2007.

(2)	Includes sweet vapor from condensates.

(3)	Includes internal streams.

(4)	Reprocessing of pipeline dry gas at various cryogenic plants.

(5)	Does not include ethane reinjected into the natural gas stream.

(6)	In thousands of barrels per day.

(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.

(8)	Includes pentanes.

(9)	In thousands of tons.
Source: Pemex BDI.

Processing Capacity

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In millions of cubic feet per day,
	except where otherwise indicated)

Sweetening plants
Sour condensates(1)(2)	144	144	144	144	144
Sour natural gas(2)	4,503	4,503	4,503	4,503	4,503
Natural gas liquids recovery plants
Cryogenics(3)	4,592	4,992	4,992	5,392	5,392
Absorption(4)	554	554	350	350	350

Total	5,146	5,546	5,342	5,742	5,742
Natural gas liquids fractionating(1)(4)	569	574	574	587	587
Processing of hydrosulphuric acid(5)(6)	219	219	219	219	219

(1)	In thousands of barrels per day.

(2)	In 2003, a sour natural gas sweetening plant began operations at the Arenque complex, with a capacity of 34 million cubic feet per day.

(3)	Includes the cryogenic plant located in Cangrejera. In 2003, a new cryogenic plant began operations at the Arenque complex, with a capacity of 33 million cubic feet per day. In 2004, two modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day. In 2006, two additional modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day.

(4)	In 2004, a liquids fractionating plant began operations at the Burgos complex, with a capacity of 5.7 thousand barrels per day. In 2006, this plant’s processing capacity was adjusted to four thousand barrels per day. In 2006, two liquids fractionating plants began operations at the Burgos complex, each with a capacity of seven thousand barrels per day.

(5)	In 2003, one sulphur recovery plant began operations at the Arenque complex, with a capacity of 13 tons per day of sulphur production. This increase in capacity was offset by a decrease in capacity at Matapionche.

(6)	In 2006, one sulphur recovery plant began operations at the Cangrejera complex, with a capacity of ten tons per day of sulphur production.
Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,204 million cubic feet per day in 2007, a 2.3% increase from the 2006 domestic consumption of 5,085 million cubic feet per day. The subsidiary entities consumed approximately 40.8% of the total domestic dry gas consumed in 2007, while the industrial-distributor sector consumed 22.8%, the electrical sector consumed 33.7% and the electrical autogeneration sector consumed 2.7%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico which, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 385.6 million cubic feet per day of dry gas in 2007, a decrease of 14.5% from the 451 million cubic feet per day imported in 2006.

Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities and liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams decreased from 436 thousand barrels per day in 2006 to 405 thousand barrels per day in 2007.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulphur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 73 thousand barrels per day in 2007, a 21.5% decrease from 93 thousand barrels per day in 2006. Of these amounts, 63 thousand barrels per day (86.3%) resulted in stabilized condensates during 2007, and 81 thousand barrels per day (87.1%) resulted in stabilized condensates during 2006. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Reynosa and Burgos facilities to produce solvents, naphtha and heavy naphtha.

In March and July 2006, Pemex-Gas and Basic Petrochemicals commenced the operation of two modular cryogenic plants numbers 3 and 4, and two liquid fractionating plants (numbers 3 and 4, respectively), at the Burgos gas processing center in northern Mexico in order to recover the liquid hydrocarbons associated with the natural gas production in the Burgos basin and ensure sufficient supply of natural gas in Mexico. Each cryogenic plant has a processing capacity of 200 million cubic feet per day of sweet wet gas, while each fractionating plant has a processing capacity of seven thousand barrels per day of sweet condensates.

In January 2007, we began building cryogenic plants numbers 5 and 6, each one with a processing capacity of 200 million cubic feet per day. Cryogenic plant number 5 is scheduled to begin operations in September 2008 and plant number 6 is expected to begin commercial operations in December 2008. With the completion of this phase of the project, the total cryogenic capacity at the Burgos gas-processing center will reach 1,200 million cubic feet per day.

The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black, naphthas and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. All other petrochemical products, with the exception of the nine petrochemical products mentioned above, may be produced by Pemex-Petrochemicals, Pemex-Refining or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell these basic petrochemicals internally within plants in the same unit or complex or to sell them to Petróleos Mexicanos and the subsidiary entities.

Over the five years ended December 31, 2007, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales were distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year Ended December 31,										2007
	2003		2004		2005		2006		2007		vs. 2006
	(in millions of constant pesos at December 31, 2007)(2)										(%)

Natural gas	Ps.	61,266.8	Ps.	77,196.4	Ps.	85,333.7	Ps.	78,187.2	Ps.	78,933.2	1.0
Liquefied petroleum gas		44,111.4		47,595.9		52,396.1		54,687.3		54,456.5	(0.4)
Petrochemicals
Hexane		260.4		319.1		439.1		392.5		344.8	(12.2)
Dissolving agents		50.3		69.6		120.8		113.9		81.6	(28.4)
Sulphur		232.4		210.8		200.2		247.1		236.1	(4.5)
Carbon black		328.4		413.9		687.2		850.6		1,038.5	22.1
Pentanes		27.6		51.6		41.9		75.3		63.1	(16.2)
Heptane		36.1		46.4		69.7		72.4		68.3	(5.7)
Butane		65.6		77.7		95.3		104.1		141.1	35.5
Propane		33.5		45.6		47.4		50.9		60.5	18.9
Isobutane		0.4		0.0		0.0		0.0		0.0	0.0
Others		9.4		15.5		4.8		6.2		3.4	(45.2)

Total Petrochemicals		1,044.0		1,250.1		1,706.5		1,913.2		2,037.4	6.5

Total	Ps.	106,422.2	Ps.	126,042.3	Ps.	139,436.1	Ps.	134,787.7	Ps.	135,427.1	0.5

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.

(2)	Figures have been restated to constant pesos as of December 31, 2007, by applying the inflation factors from the respective years through December 31, 2007. For the five years ended December 31, 2007, the inflation factor is the inflation rate for each of these years.
Source: Pemex BDI.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest:

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

		Ownership
Subsidiary	Principal Activity	Interest (%)

Mex Gas International, Ltd.(2)	Holding company	100.00
Pasco Terminals, Inc.	Storage and distribution of liquid sulphur	100.00
Pasco International, Ltd.	Holding company	100.00
Pan American Sulphur, Ltd.	Storage and distribution of sulphuric acid and distillates	99.87
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2007.

(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 3b. to our consolidated financial statements included herein.
Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest:

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

		Ownership
Subsidiary	Principal Activity	Interest (%)

Gasoductos de Chihuahua, S. de R.L. de C.V.	Transport of gas	50.00
CH4 Energía, S.A. de C.V.	Trading of gas	50.00

(1)	As of December 31, 2007.
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

Pricing Decrees

Natural gas prices for domestic sale are calculated in accordance with the directives of the Energy Regulatory Commission as published in the Diario Oficial de la Federación (Official Gazette of the Federation) on March 20, 1996. These prices reflect the natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

On September 12, 2005, the Mexican Government issued an executive decree establishing ceiling prices on first-hand and end-user sales of natural gas for industrial use and to local distribution companies as part of a Mexican Government program to stabilize natural gas prices. The purpose of this program was to curtail the effects of the increase in natural gas prices due to the impact of Hurricane Katrina on the production in the Gulf of Mexico. The decree expired in January 2006.

Since 2003, the price control mechanisms for LPG have been implemented by governmental decrees. On January 1, 2007, President Felipe Calderón issued an executive decree establishing maximum prices on first-hand and end-user sales of LPG as part of a Mexican Government program to stabilize LPG prices. This decree expired on September 27, 2007, when President Calderón issued a decree suspending the increases in prices of LPG from October 2007 to December 2007.

On December 28, 2007, President Felipe Calderón issued a new decree establishing the maximum LPG price for first-hand and end-user sales during January 2008. The decree became effective on January 1, 2008 and should have expired on January 31, 2008. However, the decree was extended on January 31, February 29, March 31, April 30 and May 30, 2008 and is still in force as of the date of this report. See Item 3 “Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican Government has imposed price controls in the domestic market on our products.”

Natural Gas Hedging Operations

Pemex-Gas and Basic Petrochemicals offers its customers financial instruments as a value added service and we provide various hedging contracts to our customers in order to give them the option of protecting against fluctuations in the price of our products.

Pemex-Gas and Basic Petrochemicals’ hedging program offers customers financial derivatives instruments including forwards, swaps and options. Since April 2006, in order to hedge the risk that Pemex-Gas and Basic Petrochemicals is exposed to under its hedging program, Pemex-Gas and Basic Petrochemicals has transferred its operational risk through swaps and options instruments through its subsidiary MGI Supply, Ltd. MGI Supply, Ltd. settles these transactions with international counterparties in order to transfer the risk to them.

Previous hedging operations have included two hedging mechanisms that Pemex-Gas and Basic Petrochemicals offered to its natural gas customers for the period from January 1, 2004 through December 31, 2006. This program applied to approximately 20% of our total domestic sales of natural gas to industrial customers. These mechanisms provided two alternatives:

•	Customers could purchase natural gas swaps from us at a fixed price equal to a maximum of U.S. $4.50 per million British Thermal Units (BTUs) over the period from January 1, 2004 through December 31, 2006 for purchases of up to 10 million cubic feet per day. If the customer’s requirements were higher (up to 20 million cubic feet per day), the fixed price was U.S. $4.55 per million BTUs; or

•	Customers could purchase natural gas swaps from us for the period between January 2004 through December 2004 at a lower fixed price of U.S. $4.425 per million BTUs, so long as the reference price in Reynosa did not exceed U.S. $6.00 per million BTUs. If the reference price exceeded that amount, the customer would also pay the difference between U.S. $6.00 per million BTUs and the average spot price. In June 2004, all the customers who had already entered the program agreed to renew their respective contracts for the period from 2005 through 2006.

These hedging mechanisms expired in December 2006 in accordance with their terms and were not renewed by the Ministry of Energy.

For more information on these fixed price sales, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 4,004 million in 2007, as compared to Ps. 3,322 million in 2006, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2008, the Mexican Government approved Ps. 1,466 million in nominal terms for capital expenditures for investment in PIDIREGAS for Pemex-Gas and Basic Petrochemicals at the modular cryogenic plants in Reynosa. In addition to this, Ps. 5,145 million in nominal terms has been budgeted for Pemex-Gas and Basic Petrochemicals’ non-PIDIREGAS-related capital expenditures in 2008.

Petrochemicals

Capacity

At the end of 2007, Pemex-Petrochemicals operated six petrochemical complexes and one petrochemical unit for the production of non-basic petrochemical products. Pemex-Petrochemicals also owns the Camargo petrochemical complex, which stopped operating six years ago, and a petrochemical unit at Reynosa, which stopped operating in August 1998. At the end of 2007, Pemex-Petrochemicals owned 51 plants, including those that were not producing. Pemex-Petrochemicals had a total installed capacity sufficient to produce 12.6 million tons of petrochemical products per year in 2007, unchanged from 2006. Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below:

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of tons)

Petrochemical Facility
Cosoleacaque	4,975	4,975	4,975	4,975	4,975
Cangrejera	3,205	3,255	3,280	3,280	3,280
Morelos	2,263	2,263	2,263	2,263	2,263
Pajaritos	1,021	1,021	1,021	1,021	1,021
Escolín	337	337	337	337	337
San Martín Texmelucan	288	288	288	288	288
Camargo	333	333	333	333	333
Tula	76	76	76	76	76

Total	12,496	12,546	12,571	12,571	12,571

Note: Numbers may not total due to rounding.
Source: Pemex BDI.

Production

Pemex-Petrochemicals manufactures different non-basic petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer, ethylene oxide and glycols;

•	aromatics and their derivatives, such as paraxylene, styrene, benzene, toluene and xylenes;

•	propylene and its derivatives, such as acrylonitrile and propylene; and

•	other products, such as oxygen, nitrogen, hexane, heptane, pyrolysis liquids, specialty petrochemical products, hydrochloric acid and muriatic acid.

Our combined total annual petrochemical production increased by 7.3%, from 10,961 thousand tons in 2006 to 11,756 thousand tons in 2007. Of this amount, Pemex-Petrochemicals produced 7,496 thousand tons of petrochemicals in 2007, representing a 14.1% increase from its production of 6,572 thousand tons in 2006. The remainder was produced by Pemex-Gas and Basic Petrochemicals. For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

Pemex-Petrochemicals’ production increased in 2007 to the highest production level of the past five years. During the past five years, Pemex-Petrochemicals has increased production of some products, like ammonia at the Cosoleacaque petrochemical complex (due to high demand for urea production), low-density polyethylenes at the Cangrejera petrochemical complex (after its revamping in 2005) and ethylene oxide and glycols at the Morelos petrochemical complex (resulting from a catalyst change after its annual maintenance program in 2006). The vinyl chloride monomer plant at the Pajaritos petrochemical complex has increased its production due to better operational performance in 2007 and decreased its production of other products, such as methanol and acrylonitrile (due to their high cost of production). We met our methanol demand by relying on imported products.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2007.

Pemex-Petrochemicals Production

	Year ended December 31,					2007
	2003	2004	2005	2006	2007	vs. 2006
	(in thousands of tons per year)					(%)

Liquids
Hexanes	70	66	66	53	56	5.7
Heptanes	18	11	15	14	13	(7.1)

Total	88	77	81	68	69	1.5
Other inputs
Oxygen	399	418	433	447	410	(8.3)
Nitrogen	106	112	118	117	106	(9.4)
Hydrogen	167	162	184	167	161	(3.6)

Total	672	692	735	731	677	(7.4)
Petrochemicals
Methane derivatives	1,383	1,668	1,242	1,404	1,859	32.4
Ethane derivatives	2,218	2,073	2,440	2,748	2,607	(5.1)
Aromatics and derivatives	795	1,222	1,187	1,089	1,338	22.9
Propylene and derivatives	125	116	104	24	47	95.8
Others	723	327	321	338	708	109.5

Total	5,244	5,406	5,294	5,603	6,559	17.1
Other products
Hydrochloric acid	66	38	93	126	141	11.9
Muriatic acid	14	11	16	44	50	13.6

Total	81	49	109	170	191	12.4

Subtotal	6,085	6,223	6,219	6,572	7,496	14.1

Refined products(1)	n.a.	n.a.	n.a.	n.a.	5,068

Total					12,565

Notes:	Numbers may not total due to rounding.

n.a. = Not applicable.

(1)	Began production in 2007 using plants transferred from Pemex-Refining to Pemex-Petrochemicals. Refined products produced at these plants are basically virgin stock.
Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 922 million in 2007 in non-PIDIREGAS-related capital expenditures, as compared to Ps. 1,426 million in 2006, in nominal peso terms, in projects such as the expansion of its linear low density polyethylene production capacity, the second phase of the ethylene cracker renovation process at the Morelos petrochemical facility, the first phase of expanding its ethylene oxide production capacity, the expansion of its styrene production capacity and investment in general maintenance and security as well as the sustainment of capacity at Pemex-Petrochemicals’ facilities. Pemex-Petrochemicals also invested Ps. 217 million in PIDIREGAS capital expenditures related to the modernization and expansion of the aromatics plant at the Cangrejera petrochemical complex.

Pemex-Petrochemicals’ 2008 budget includes Ps. 752 million in PIDIREGAS capital expenditures. For non-PIDIREGAS capital expenditures, in 2008, Pemex-Petrochemicals expects to invest Ps. 3,057 million, of which it has allocated Ps. 470 million to continue the expansion of ethylene oxide capacity, Ps. 191 million for expansion of ethylene capacity, Ps. 41 million to others (styrene and aromatics), Ps. 58 million to revamp the swing plant, Ps. 567 million for security and environmental protection projects, Ps. 1,341 million for maintaining the production capacity of the plants, Ps. 248 million for modernizing and optimizing projects, and Ps. 141 million for administrative infrastructure projects, among others.

Pemex-Petrochemicals expects that its 2008 budget will allow it to meet its contractual commitments and other commitments arising from the engineering and construction bidding process in connection with the projects mentioned above during 2008.

Domestic Sales

In 2007, the value of the domestic sales of petrochemical products by Pemex-Petrochemicals increased by 1.4%, from Ps. 21,131.8 million in 2006 to Ps. 21,424.2 million in 2007. This increase was primarily due to an increase in the prices of some of the products manufactured by Pemex-Petrochemicals, such as polyethylene, ethylene oxide and monoethylene glycol. Ethylene derivatives are some of the most important products in terms of demand in Pemex-Petrochemicals’ domestic sales.

Over the five years ended December 31, 2007, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining are included under “—Gas and Basic Petrochemicals” and “—Refining” above.

Value of Domestic Sales(1)

	Year Ended December 31,										2007
	2003		2004		2005		2006		2007		vs. 2006
	(in millions of constant pesos at December 31, 2007)(2)										(%)

Petrochemical Product
Ethane derivatives	Ps.	7,413.4	Ps.	9,290.0	Ps.	11,084.5	Ps.	11,663.1	Ps.	11,742.2	0.7
Aromatics and derivatives		2,287.3		5,193.1		6,006.9		6,050.7		5,898.5	(2.5)
Methane derivatives		1,960.5		2,418.9		2,746.3		2,786.9		3,124.9	12.1
Propylene and derivatives		910.8		1,246.0		1,173.9		352.6		346.8	(1.6)
Others		157.9		162.7		287.1		278.5		311.8	12.0

Total	Ps.	12,729.9	Ps.	18,310.7	Ps.	21,298.7	Ps.	21,131.8	Ps.	21,424.2	1.4

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.

(2)	Figures have been restated to constant pesos as of December 31, 2007, by applying the inflation factors from the respective years through December 31, 2007. For the five years ended December 31, 2007, the inflation factor is the inflation rate for each of these years.
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

On September 15, 2004, a resolution was published in the Official Gazette of the Federation authorizing the Ministry of Energy to carry out the merger of the seven subsidiaries of Pemex-Petrochemicals into Pemex-Petrochemicals. The merger process was completed on May 1, 2006, after obtaining all the necessary legal and corporate authorizations. The assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant of these seven subsidiaries, were integrated into Pemex-Petrochemicals.

The merger has been highly beneficial to us, as it has allowed us to do the following:

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

International Trading

The PMI Group

The PMI Group conducts international commercial activities for our crude oil, refined oil and petrochemical products, except for natural gas, which is marketed directly by Pemex-Gas and Basic Petrochemicals. The PMI Group’s main objective is to assist in maximizing our profitability and optimizing our operations through the use of international trade, facilitating the link between the international markets and us and pursuing new business opportunities in marketing our products. The PMI Group manages the international sales of our crude oil and petroleum products and acquires in the international markets those petroleum products that we import to satisfy domestic demand. Sales of crude oil are carried out through PMI. Sales and purchases of petroleum products in the international markets are carried out through P.M.I. Trading, Ltd., which also performs third-party trading, transportation and risk-management activities.

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,686.1 thousand barrels per day of crude oil in 2007, which represented 54.7% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated:

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	216	12	221	12	216	12	231	13	173	10
Isthmus (API gravity of 32°-33°)	25	1	27	1	81	4	68	4	41	2
Maya (API gravity of 21°-22°)	1,590	86	1,608	86	1,506	83	1,480	83	1,460	87
Altamira (API gravity 15.0°-16.5°)	14	1	13	1	15	1	14	1	13	1

Total	1,844	100	1,870	100	1,817	100	1,793	100	1,686	100

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
Source: PMI operating statistics and Indicadores Petroleros.

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(U.S. dollars per barrel)

Crude Oil Prices
Olmeca	U.S.$	29.32	U.S.$	39.34	U.S.$	53.91	U.S. $	64.67	U.S.$	70.89
Isthmus		28.08		38.04		53.11		57.29		69.92
Maya		24.13		29.82		40.61		51.10		60.38
Altamira		22.81		28.12		36.07		45.75		53.71
Weighted average realized price	U.S.$	24.78	U.S.$	31.05	U.S.$	42.71	U.S.$	53.04	U.S.$	61.64

Source: PMI operating statistics and Indicadores Petroleros.

Geographic Distribution of Export Sales

In 2007, 80.2% of PMI’s sales of our crude oil exports were to customers located in the United States. As of December 31, 2007, PMI had 23 customers in 12 countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, the Netherlands Antilles, India and Canada.

The following table sets forth our crude oil export sales by country.

Crude Oil Exports by Country

	Percentage of Exports
	2003	2004	2005	2006	2007

United States	78.0%	79.2%	78.6%	80.3%	80.2%
Spain	7.8	8.0	8.9	8.0	7.4
Netherlands Antilles	5.7	6.2	5.2	4.3	4.1
India	2.8	1.9	1.8	1.8	2.1
Canada	1.6	1.5	2.0	2.0	1.8
Others	6.4	3.1	3.6	3.5	4.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.
Source: PMI operating statistics.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports from January 1, 2003 through December 31, 2007. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	2003		2004		2005		2006		2007
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

PMI Crude Oil Export Sales to:
United States and Canada	1,467	80	1,510	81	1,464	81	1,477	82	1,383	82
Europe	176	10	178	10	194	11	171	10	163	10
Central and South America	137	7	145	8	125	7	113	6	104	6
Far East	63	3	36	2	34	2	32	2	35	2
Africa	1	—	—	—	—	—	—	—	—	—

Total	1,844	100	1,870	100	1,817	100	1,793	100	1,686	100

Olmeca (API gravity of 38°-39°)
United States and Canada	195	11	208	11	200	11	214	12	160	9
Others	21	1	14	1	16	1	17	1	13	1

Total	216	12	221	12	216	12	231	13	173	10

Isthmus (API gravity of 32°-33°)
United States and Canada	11	1	6	—	38	2	41	2	16	1
Others	14	1	22	1	43	2	27	1	25	2

Total	25	1	27	1	81	4	68	4	41	2

Maya (API gravity of 21°-22°)
United States and Canada	1,247	68	1,283	69	1,212	67	1,208	67	1,195	71
Others	342	19	325	17	294	16	272	15	265	16

Total	1,590	86	1,608	86	1,506	83	1,480	83	1,460	87

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	14	1	13	1	15	1	14	1	13	1
Others	—	—	—	—	—	—	1	—	—	—

Total	14	1	13	1	15	1	14	1	13	1

Notes:	Numbers may not total due to rounding.
tbpd = thousands barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
Source: PMI operating statistics.

PMI sells a significant percentage of its crude oil under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. PMI sells crude oil on a Free On Board basis (at the shipping point).

PMI has entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI provides the purchasers with certain support mechanisms that will protect, under certain adverse market conditions, the investments that the purchasers undertake. Once such contracts have expired, the commercial relationship has continued under evergreen contracts. These agreements include:

•	An agreement with Port Arthur Coker Co., signed on March 10, 1998, which was assigned to Valero Energy Corporation on November 1, 2005, to supply its Port Arthur, Texas refinery with Maya crude oil for a period of eight years following project completion, which occurred in March 2001; the amount of Maya crude oil supplied is adjusted every six months. On December 31, 2007, the volume to be supplied was set at 188 thousand barrels per day and on May 1, 2008, the volume was adjusted to 177 thousand barrels per day.

•	An agreement with Coastal Aruba Refining Company, N.V. (which was assigned to Valero Energy Corporation on March 5, 2004 following its acquisition of Coastal Aruba Refining Company, N.V.), signed on July 30, 1998, to supply its refinery in Aruba with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in April 2000. The agreement was extended until July 2005.

•	An agreement with Exxon Company U.S.A. and Exxon Trading Company International, signed on September 25, 1998, to supply its Baytown, Texas refinery with approximately 65 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001. Following the merger of Exxon Corporation and Mobil Corporation, this agreement was replaced with a new agreement containing similar terms and provisions, signed by Exxon Mobil Sales & Supply Corporation in December 1999. This long-term agreement ended in December 2006.

•	An agreement with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, executed on May 1, 1999, and an agreement with P.M.I. Norteamérica, S.A. de C.V., to supply the Deer Park refinery joint venture with a total of approximately 200 thousand barrels per day, 50 of which were under the support mechanism for such contract for a period of seven years following project completion, which occurred in April 2001. Effective May 2008, the contract volume is for approximately 170 thousand barrels per day until 2023.

•	An agreement with Marathon Petroleum Supply, LLC (formerly Marathon Ashland Supply, LLC), executed on May 19, 1999, to supply its Garyville, Louisiana refinery with approximately 100 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in December 2001. This agreement ended in December 2006.

•	An agreement with Valero Marketing and Supply Company and Valero Refining—Texas, L.P., executed on December 17, 2001, to supply their Texas City, Texas refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2004.

•	An agreement with Chevron Products Company, a division of Chevron U.S.A. Inc., executed on March 6, 2002, to supply its Pascagoula, Mississippi refinery with approximately 130 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in May 2003. Therefore, this agreement terminated on April 2008.

•	An agreement with Hunt Crude Oil Supply Company, signed on December 19, 2005, to supply its refinery in Tuscaloosa, Alabama, with approximately 14 thousand barrels per day of Altamira crude oil for a period of five years following project completion, which occurred in June 2007.

These long-term Maya crude oil supply agreements further our strategy of supporting the export value of Mexican heavy crude oil in relation to the value of other grades by creating incentives for refiners to invest in new high-conversion refineries, which are capable of upgrading the significant proportion of residue produced from processing Maya and Altamira crude oil in less-efficient refining complex configurations.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2007.

Volume of Exports and Imports

	Year Ended December 31,
						2007
	2003	2004	2005	2006	2007	vs. 2006
	(in thousands barrels per day, except as noted)					(%)

Exports
Crude Oil
Olmeca	215.6	221.4	215.8	230.6	172.7	(25.1)
Isthmus	24.9	27.4	81.0	68.3	41.1	(39.8)
Altamira	13.7	13.4	14.7	14.3	12.7	(11.2)
Maya	1,589.6	1,608.1	1,505.6	1,479.5	1,459.6	(1.3)

Total crude oil	1,843.9	1,870.3	1,817.1	1,792.7	1,686.1	(5.9)

Natural gas(1)	—	—	23.9	32.7	138.7	324.2
Refined products	178.9	151.8	186.2	188.2	176.9	(6.0)
Petrochemical products(2)(3)	834.8	915.7	853.6	823.7	746.0	(9.4)

Imports
Natural gas(1)	756.9	765.6	480.4	451.0	385.6	(14.5)
Refined products	287.2	310.5	391.9	431.1	494.0	14.6
Petrochemical products(2)(4)	532.4	276.6	397.4	435.6	425.1	(2.4)

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2007 may be adjusted to reflect the percentage of water in each shipment.

(1)	Fuel oil equivalent. Numbers expressed in millions of cubic feet per day.

(2)	Thousands of metric tons.

(3)	Includes propylene.

(4)	Includes isobutane, butane and N-butane.
Source: PMI operating statistics.

Crude oil exports decreased by 5.9% in 2007, from 1,792.7 thousand barrels per day in 2006 to 1,686.1 thousand barrels per day in 2007, mainly as a result of lower crude oil production, especially during the fourth quarter, during which time bad weather conditions exacerbated export reductions.

Natural gas imports decreased by 14.5% in 2007, from 451.0 million cubic feet per day in 2006 to 385.6 million cubic feet per day in 2007, due to increased domestic production. We exported 138.7 million cubic feet per day of natural gas in 2007, an increase of 324.2%, as compared to natural gas exports in 2006, due to increased domestic production.

In 2007, exports of refined products decreased by 6.0%, from 188.2 thousand barrels per day in 2006 to 176.9 thousand barrels per day in 2007, due to the additional processing of coker gasoline, a reduction of natural gasoline production and an increase in domestic consumption of jet fuel. Imports of refined products increased by 14.6%, from 431.1 thousand barrels per day in 2006, to 494.0 thousand barrels per day in 2007, due to growth in domestic demand of gasoline and imports of ultra low sulphur diesel. As of January 2007, clean fuels specifications for gasoline and diesel for transportation were established in México. Imports of ultra low sulphur diesel and ultra low sulphur premium gasoline were required to meet domestic demand. During 2008, import volumes of refined products are likely to increase due to an expected 5% increase in domestic demand for gasoline and diesel.

PMI Trading sells refined and petrochemical products on a Free on Board and Cost and Freight basis and buys refined and petrochemical products on a Free on Board, Cost and Freight and Delivery Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2007.

Value of Exports and Imports(1)

	Year Ended December 31,										2007
	2003		2004		2005		2006		2007		vs. 2006
	(in millions of nominal U.S. dollars)										(%)

Exports
Olmeca	U.S. $	2,307.7	U.S.$	3,187.9	U.S. $	4,246.4	U.S. $	5,443.4	U.S.$	4,469.1	(17.9)
Isthmus		255.4		380.9		1,569.6		1,427.9		1,049.9	(26.5)
Altamira		114.5		138.2		193.8		238.4		248.7	4.3
Maya		13,998.7		17,551.0		22,319.8		27,597.1		32,169.6	16.6

Total crude oil(2)	U.S.$	16,676.3	U.S. $	21,257.9	U.S. $	28,329.5	U.S. $	34,706.8	U.S.$	37,937.2	9.3
Natural gas		—		—		78.9		71.8		350.5	388.2
Refined products		1,743.5		2,036.8		3,119.2		3,758.0		4,116.6	9.5
Petrochemical products		185.9		250.8		356.7		352.6		297.1	(15.7)

Total natural gas and products	U.S. $	1,929.4	U.S.$	2,287.6	U.S. $	3,554.8	U.S $	4,182.4	U.S.$	4,764.2	13.9

Total exports	U.S.$	18,605.7	U.S. $	23,545.5	U.S. $	31,884.1	U.S.$	38,889.2	U.S. $	42,701.4	9.8

Imports
Natural gas	U.S. $	1,526.2	U.S.$	1,715.1	U.S.$	1,397.9	U.S. $	1,134.5	U.S. $	995.7	(12.2)
Refined products		3,777.3		5,306.2		9,418.2		12,007.4		15,696.2	30.7
Petrochemical products		105.5		145.9		207.4		264.8		278.9	5.3

Total imports	U.S. $	5,409.0	U.S. $	7,167.2	U.S. $	11,023.5	U.S.$	13,406.8	U.S. $	16,970.8	26.6

Net exports	U.S.$	13,196.7	U.S.$	16,378.3	U.S.$	20,860.6	U.S.$	25,482.4	U.S.$	25,730.6	1.0

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
Sources: PMI operating statistics, which are based on information in bills of lading, and Indicadores Petroleros.

Imports of natural gas decreased in value by 12.2% during 2007, mainly as a result of increased domestic production.

In 2007, imports of refined products increased in value by 30.7%, while exports of refined products increased in value by 9.5%. Our net imports of refined products for 2007 totaled U.S. $11,579.6 million, a 40.4% increase from the refined products trade deficit of U.S. $8,249.4 million in 2006.

The following table describes the composition of our imports and exports of selected refined products in 2005, 2006 and 2007.

Imports and Exports of Selected Refined Products

	Year Ended December 31,
	2005		2006		2007
	(tbpd)	(%)	(tbpd )	(%)	(tbpd )	(%)

Imports
Gasoline(1)	249.4	63.6	281.2	65.1	318.6	64.5
Fuel oil	27.5	7.0	14.3	3.3	16.9	3.4
Liquefied petroleum gas(2)	72.9	18.6	75.6	17.6	82.8	16.8
Diesel	24.9	6.4	41.3	9.6	52.7	10.7
Others	17.2	4.4	18.7	4.3	22.9	4.6

Total	391.9	100.0%	431.1	100.0%	494.0	100.0%

Exports
Gasoline(1)	81.3	43.7	86.9	46.2	79.7	44.8
Diesel	0.4	0.2	0.2	0.1	2.8	1.6
Liquefied petroleum gas(2)	1.8	0.9	2.1	1.1	1.0	0.6
Jet fuel	6.9	3.7	6.3	3.3	3.4	1.9
Fuel oil	0.8	0.4	38.0	20.2	37.0	20.8
Others	94.9	51.0	54.6	29.0	53.9	30.3

Total	186.2	100.0%	188.2	100.0%	177.8	100.0%

Notes: tbpd = thousands of barrels per day.
 Numbers may not total due to rounding.

(1)	Includes methyl terbutyl ether (MTBE) and pentanes.

(2)	Includes butanes.
Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

In 2007, our exports of petrochemical products decreased by 9.4%, from 823.7 thousand metric tons in 2006 to 746.0 thousand metric tons in 2007, while imports of petrochemical products decreased by 2.4%, from 435.6 thousand metric tons in 2006 to 425.1 thousand metric tons in 2007. Petrochemical exports decreased in 2007, due to higher demand in the domestic market and a smaller surplus of petrochemical products. Specifically, ethylene exports decreased due to a higher operational rate of Pemex-Petrochemicals linear low polyethylene plant, which consumes ethylene as feedstock. As a result, domestic sales of polyethylene increased in 2007, leading to a reduction of polyethylene exports of approximately 22 thousand metric tons. In addition, increases in domestic sales of monoethylene glycol in 2007 led to a reduction of exports. Finally, acrylonitrile and ammonia exports increased in 2007 as compared to 2006 export levels.

Imports of petrochemical products decreased in 2007, mainly due to lower requirements of isobutane from Pemex-Refining and smaller requirements of ammonia from Pemex-Petrochemicals as a result of an increase in domestic production. However, methanol imports increased by 38.5 thousand metric tons in 2007 as a result of a reduction in domestic production. Toluene imports increased by 5.7 thousand metric tons in 2007 as compared to 2006.

For the three years ended December 31, 2007, our imports and exports of selected petrochemicals were as follows:

Imports and Exports of Selected Petrochemicals

	Year Ended December 31,
	2005		2006		2007
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)

Imports
Isobutane-butane-hex1	140.2	35.3	185.2	42.5	146.1	34.4
Methanol	123.5	31.1	153.3	35.2	191.9	45.1
Ammonia	74.6	18.8	50.7	11.6	27.0	6.4
Xylenes	22.8	5.7	33.2	7.6	31.8	7.5
Toluene	3.7	0.9	9.2	2.1	15.0	3.5
Others	32.5	8.2	3.9	0.9	13.3	3.1

Total	397.4	100.0%	435.6	100.0%	425.1	100.0%

Exports
Sulphur	487.1	57.1	484.6	58.8	471.1	63.1
Ammonia	0.0	0.0	35.7	4.3	54.7	7.3
Ethylene	163.9	19.2	80.1	9.7	24.4	3.3
Polyethylenes	39.2	4.6	94.7	11.5	73.0	9.8
Others	163.4	19.1	128.7	15.6	122.9	16.5

Total	853.6	100.0%	823.7	100.0%	746.0	100.0%

Notes: tmt = thousands of metric tons.
 Numbers may not total due to rounding.

 Exports include propylene. Imports include isobutane, butane and N-butane.
Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

Hedging Operations

P.M.I. Trading, Ltd. engages in hedging operations to cover the price exposure in the trading of petroleum products. Our internal policies establish a limit on the maximum capital at risk. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include a risk comptroller responsible for ensuring compliance, an internal auditing department and a risk management committee. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”

Transportation and Distribution

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and the refineries and petrochemical plants with Mexico’s major cities. At the end of 2007, our pipeline network measured approximately 62,718 kilometers in length. Of these pipelines, 50,689 kilometers are currently operational and 12,029 kilometers are out of operation. Most of the pipelines out of operation are those classified as being in “stand-by” status, which occurs when there is a decline in production in a field where the pipeline is located or when transportation service is irregular, making operation of the pipeline unprofitable. Once production is restored in the field, we change the status of the pipelines back to “operational.” Approximately 8,738 kilometers of the pipelines currently in operation transport crude oil, approximately 10,120 kilometers transport petroleum products and petrochemicals, 14,706 kilometers transport natural gas, 1,632 kilometers transport LPG, 1,278 kilometers transport basic petrochemicals and 14,215 kilometers are crude oil and natural gas gathering pipelines. Ownership of the pipelines is distributed among the subsidiary entities according to the products they transport.

At the end of 2005, we obtained the required authorization to build an LPG pipeline, which will transport up to 30 thousand barrels per day of LPG from the Burgos gas-processing center to the city of Monterrey; this project started operations in December 2007. PEMEX expects the construction of the Emiliano Zapata compression station located in the State of Veracruz to be completed by the end of 2008. This compression station will help increase the transportation of dry gas from Southern Mexico to Central and Northern Mexico.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to leaks and spills in soil. See “Item 3—Key Information—Risk Factors— Risk Factors Related to the Operations of PEMEX.” In 2005, we began the process of updating and modernizing our Supervisory, Control and Data Acquisition System, which is used for “real-time” monitoring of the operating conditions of our pipeline system, in order to increase the safety of the pipelines connecting our production centers. The objective of this project is to control in “real-time” the operating conditions and the levels of gas in the pipelines that transport both natural and liquefied gas. In the first stage of the project, completed at the end of 2006, we modernized the SCADA computer system (both hardware and software), with the assistance of Telvent Canada, Ltd., a company that specializes in industrial supervisory control. In the second stage of the project, launched in April 2006, we integrated into our modernized system eight petrochemical pipelines, which represent 1,216 kilometers of our pipeline network, and put in place 31 strategic installations to monitor certain operating conditions, such as the pressure and temperature of our pipelines. In addition, in 2006, as part of our Emergency Program for Strengthening Safety, Health and Environmental Protection, we inspected and repaired 10,224 kilometers of our pipeline network. In 2007, we incurred a total of Ps. 18.4 billion of expenditures for the remediation and maintenance of our pipelines and we have budgeted an additional Ps. 25.5 billion of investments for the remediation and maintenance of our pipeline network in 2008. For more information on recent problems with our pipeline network, see “Item 3—Key Information—Risk Factors—PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks and deliberate acts of terror” and “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.”

During 2007, we transported approximately 77.9 billion tons per kilometer of crude oil and petroleum products to be processed in our refining system and petroleum products to satisfy domestic demand, as compared to the 81.1 billion tons per kilometer carried in 2006. Of the total amount of tons per kilometer we transported in 2007, we carried 60% through pipelines, 33.4% by vessels and the remainder by train tank cars and tank trucks.

At the end of 2007, we owned six refined product tankers and leased another 18. We also owned 77 major wholesale storage centers.

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

Insurance

We maintain a comprehensive property and civil liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered as well as all our offshore assets, such as drilling platforms, rigs, gas gathering systems, floating docks and production facilities. Our insurance covers risks of sudden and accidental physical destruction to all properties against all risk of physical loss including as a consequence of terrorist acts. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for all our marine fleet, as well as life insurance, automobiles and heavy equipment insurance, and cargo and marine hull insurance.

In accordance with Mexican law, we have arranged all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S. $2 billion for onshore property and U.S. $1.3 billion for offshore property, U.S. $300 million for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for protection and indemnification for marine-related liabilities, and U.S. $500 million for civil liabilities. Since June 2003, we have stopped purchasing business interruption insurance that compensated us for loss of revenues resulting from damages to our facilities as a result of the following factors: (1) the existence of mitigating factors across all our facilities, (2) the nature and operation of our facilities, such as the ability of any of our six refineries to compensate for the loss of any one refinery and the physical separation of plants within the refineries, and (3) the excess processing capacity available across our different lines of business, vis-a-vis the restricted coverage available in the international reinsurance markets. These factors led us to conclude that the benefits of this type of coverage were outweighed by the costs. Instead, we purchase ad-hoc business interruption mitigation insurance coverage that compensates us for the additional expenses necessary to recover our production capabilities in the least time possible. All PEMEX insurance policies are in turn reinsured through Kot Insurance Company, AG, which we refer to as Kot AG. Kot AG is a wholly owned subsidiary company organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company, Ltd.), which is used as a risk management tool to distribute risk across the international reinsurance markets. The purpose of Kot AG is to reinsure policies of the insurers of Petróleos Mexicanos and maintain control over the quality of the insurance behind our risks. Kot AG reinsures over 96.8% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully allocates credit risk and monitors the financial performance of the parties onto whom it has passed risk on a permanent basis. Kot AG’s net risk retention is capped at U.S. $120 million through different reinsurance coverages.

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

GENERAL REGULATORY FRAMEWORK

The Mexican Government and its agencies closely regulate and supervise our operations. The Ministry of Energy monitors our activities and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. The SHCP approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which the Mexican Congress must approve each year. The Mexican Government is not, however, directly liable for the financial obligations that we incur. The Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources), which we refer to as SEMARNAT, in conjunction with other federal and state authorities, regulates our activities that affect the environment. The Secretaría de la Función Pública (Ministry of Public Control), which we refer to as SFP, appoints the external auditors and comisarios (supervising officers) of Petróleos Mexicanos and the subsidiary entities.

Beginning in 2008, the Independent Audit Committee of Petróleos Mexicanos will approve the selection and appointment of the external auditors of Petróleos Mexicanos. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

The Auditoría Superior de la Federación (ASF) reviews annually the Cuenta Pública (Public Account) of the federal government entities on an annual basis, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances the observed issues are explained and clarified. The financial information provided to the ASF is prepared in accordance with Governmental Standards applicable to Mexican public sector entities, which differ in several aspects from Mexican FRS. As a result, our financial statements reflect different financial data than that included in the Public Account.

On March 18, 2008, the members of the Independent Audit Committee of Petróleos Mexicanos were appointed by the SFP. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, Petróleos Mexicanos and the subsidiary entities are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection), which we refer to as the Environmental Law, the regulations issued thereunder and several technical environmental norms issued by the SEMARNAT. The Secretaría de Salud (Ministry of Health), the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation), the Secretaría de Marina (Ministry of Navy) and the Ministry of Energy assist the SEMARNAT in its functions. In addition, Petróleos Mexicanos and the subsidiary entities are subject to the environmental laws and regulations issued by the governments of each of the states of Mexico where our facilities are located.

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

Federal and state authorities in Mexico may inspect any facility to determine compliance with the Environmental Law, local environmental laws, regulations and technical environmental regulations. Violations or non-compliance with the legal provisions may result in the application of substantial fines, temporary or permanent shutdown of a facility, required capital expenditures to minimize the effect of our operations on the environment, cleanup of contaminated land and water, cancellation of a concession or revocation of authorization to carry out certain activities and, in certain cases, criminal prosecution of employees and individuals. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Operations of PEMEX—PEMEX’s compliance with environmental regulations in Mexico could result in material adverse effects on our results of operations.”

On March 29, 2005, the SEMARNAT issued a Norma Oficial Mexicana (Official Mexican Standard) identified as NOM-138-SEMARNAT/SS-2003, which establishes maximum permissible limits for hydrocarbons in soil and specifications for its characterization and remediation. On January 30, 2006, the SEMARNAT issued NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. On April 3, 2006, the SEMARNAT issued NOM-EM-148-SEMARNAT-2006, which establishes standards for sulphur recovery at the Tula and Salamanca refineries. On June 23, 2006, the SEMARNAT issued NOM-052-SEMARNAT-2005, which sets forth the procedures and standards to be followed to identify and classify hazardous residuals. On October 19, 2006, the SEMARNAT issued PROY-NOM-148-SEMARNAT-2006, which establishes standards for sulphur recovery in all refineries. Petróleos Mexicanos and the subsidiary entities are currently in compliance with these regulations.

On November 28, 2007, SEMARNAT issued NOM-148-SEMARNAT-2006, which establishes standards for sulphur recovery in all refineries. The refineries located in Cadereyta, Nuevo León; Ciudad Madero, Tamaulipas; Tula, Guanajuato; and Salamanca, Guanajuato will be in compliance in 2008 with NOM-148 and the refineries located in Minatitlán, Veracruz and Salina Cruz, Oaxaca will be in compliance in 2010. To comply with NOM-148, Petróleos Mexicanos and the subsidiary entities expect to spend approximately Ps. 2.8 billion on the rehabilitation of sulphur recovery plants and the construction of new plants and their corresponding installations.

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

In addition to our internal monitoring structure for identifying affected areas, areas of non-compliance and improvement opportunities, Petróleos Mexicanos and the subsidiary entities’ environmental program is subject to the review of the Procuraduría Federal de Protección al Ambiente (Office of the Federal Attorney for Environmental Protection), which we refer to as PROFEPA. PROFEPA administers the Mexican environmental regulatory rubric and establishes acceptable standards of environmental remediation. Although PROFEPA has the authority to review and inspect remediation works performed by us and compliance with permitted contamination levels established by laws and regulations, it does not determine our environmental liabilities. We maintain proper records of all of the studies, estimations, performed works and any other information that PROFEPA may request from time to time.

Since 1993, we have participated in a voluntary environmental audit program with PROFEPA. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, we negotiate a corrective action plan with PROFEPA, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2007, with respect to Petróleos Mexicanos and the subsidiary entities, 656 environmental audits had been concluded under the program with PROFEPA, and all main facilities had been covered. As of December 31, 2007, corrective action plans for 422 audits had been implemented and all of these sites have received or retained “clean industry” certifications from PROFEPA. With respect to the remaining 234 audits, 33 audits were begun but are not yet complete, the audit reports for 83 were finished and sent to PROFEPA for its review and approval and the corrective action plans for 28 audits were agreed upon and are currently being implemented. The corrective action plan was completed for each of the remaining 90 audits and sent to PROFEPA for compliance evaluation and the release of the “clean industry” certification.

During 2007, Petróleos Mexicanos experienced 21 major incidents, which affected areas in four Mexican states, Guanajuato, Querétaro, Veracruz and Tlaxcala, as well as offshore waters. In coordination with the state governments, the military, civil protection services and local authorities, among others, we implemented emergency action plans in order to protect and restore the local residents’ health and safety in the affected areas, as well as to offset any negative environmental impact. In order to protect itself from civil environmental liabilities, Petróleos Mexicanos has increased its insurance coverage, which covers most of the expenses directly related to these accidents. This coverage does not, however, cover the deductible and those expenses excluded from the insurance policies, such as fines, public relations expenses and site clean-up not directly related to the accident, among others. For information relating to our environmental liabilities, see “—Environmental Liabilities” below. The majority of our remediation activities in connection with 20 of the major accidents in 2007 have been completed, but some of the legal proceedings are still pending resolution by the Mexican environmental authorities, as a result of various administrative delays, including site analysis and other investigations into the causes of the accidents.

Of the 21 major incidents during 2007, 19 were caused by pipeline attacks in various locations. We lost 172,820 barrels of crude oil and distillated products and 743.866 million cubic feet of gas through a combination of fire, evaporation and spillage. One of the most significant incidents was the spill of 16,536 barrels of oil, which was caused by a pipeline rupture resulting from excessive pressure. Another significant incident occurred at the Usumacinta offshore platform, where approximately 22,700 barrels of crude oil and 37.8 million cubic feet of sour gas were lost during 54 days at the KAB-121 well. During the first 15 days, 28.0% of the crude oil and gas spilled or evaporated was consumed by fire. During the remaining 39 days, crude oil and gas were spilled or evaporated under controlled conditions. Of the approximately 22,700 barrels of crude oil that was spilled, 41.0% evaporated and 8,701 barrels were recovered offshore. We spent 3,621 work days on seven fronts on the coasts of Tabasco and Campeche and were able to recover 394 barrels onshore. We applied 34,400 liters of low toxicity biodegradable dispersants to the remaining 615 barrels of oil to minimize the environmental impact on the sea. According to the model of atmospheric dispersion PHAST 6.5, the concentration of the plume of burning crude oil and gas was one part per million of H2S (hydrogen sulfide) after traveling 50 kilometers and coming to rest near Dos Bocas. However, the sulphur oxide emissions were equivalent to just one day of refinery sulphur oxide emissions.

After each of the incidents that occurred, we developed an emergency action plan in coordination with local and national authorities and private companies which reinforced the existing emergency procedures and helped to isolate the damaged areas and to evacuate nearby towns in a very short period of time, and in such a way that damage to local residents and properties was significantly reduced. In each case, PROFEPA requested that we initiate environmental impact evaluations.

On April 29, 2005, the Board of Directors of Petróleos Mexicanos approved the Emergency Plan for Strengthening Safety, Health and Environmental Protection. The implementation of the plan commenced with the audits of the high-risk pipelines and facilities by a multidisciplinary task force. This initial review identified critical areas that required attention. Through this Emergency Plan, several measures were put into practice to limit the quantity and severity of personal and industrial incidents. To achieve zero incidents, injuries, emissions of pollutants and illnesses for all of our work centers, in January 2006, we began to implement the PEMEX Safety, Health and Environmental Protection System (PEMEX-SSPA), as well as the revision of and adherence to root-cause analysis; process safety management, with strong emphasis on mechanical integrity; environmental protection; occupational health; operational discipline; effective audits; emergency response plans; protection tests; and risk analysis systems. The system includes the incorporation of 12 of the worldwide oil and gas industry’s best practices in preventive and corrective safety measures. The system is comprised of three subsystems: Process Safety Management (ASP), Health Management (SAST) and Environmental Management (SAA). During 2007, we began to implement improvements to the PEMEX-SSPA. More than 16,500 employees were trained to use the system through 724 instructional courses and the new system resulting from the improvements began to operate consistently across the organization. System manuals and technical guides for each system element were developed, approved and circulated within the relevant departments at PEMEX. We implemented an internal evaluation of the implemented best practices and the ASP subsystem in our subsidiary entities. As a result of the implementation of the Emergency Plan and the PEMEX-SSPA, our accident frequency rate decreased by 12% as compared to 2006, from 0.67 to 0.59 per million man hours worked with exposure to risk.

Other than as disclosed herein, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters.

Environmental Liabilities

At December 31, 2007, our estimated and accrued environmental liabilities totaled Ps. 2,093.4 million. Of this total, Ps. 371.6 million were attributable to Pemex-Exploration and Production, Ps. 1,507.7 million to Pemex-Refining, Ps. 211.7 million to Pemex-Gas and Basic Petrochemicals and Ps. 2.4 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following charts detail our environmental liabilities by subsidiary entity and operating region at December 31, 2007.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)

Northern region	146.07	Ps. 292.13
Southern region	4.69	6.17

Total(1)	150.76	Ps. 298.30

Note: Numbers may not total due to rounding.

(1)	During 2007, environmental remediation was completed on 150.8 hectares. There were 20.11 hectares of additional affected areas, including 6.52 hectares in the Northern region and 13.59 hectares in the Southern region, which were affected as a result of spills from pipelines.
Source: PEMEX.

	Holding Ponds Drainage
	Number of	Estimated
	Holding Ponds(1)	Liability
		(in millions of
		pesos)

Northern region	147.00	Ps.	73.24
Southern region	0.04		0.10

Total	147.04	Ps.	73.34

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	371.64

Note: Numbers may not total due to rounding.

(1)	A total of 320 holding ponds, 315 in the Northern region and 5 in the Southern region, were restored and discharged as liabilities in 2007. A total of 206 holding ponds in the Northern region were classified as new liabilities.
Source: PEMEX.

Pemex-Refining

	Estimated	Estimated
	affected area	Liability
	(in hectares)	(in millions
		of pesos)

Pipelines	0.68	Ps. 16.79
Refineries	241.73	1,100.14
Storage and Distribution Terminals	57.47	163.25
Other affected areas	52.00	227.52

Total	351.87	Ps.1,507.71

Note: Numbers may not total due to rounding.
Source: PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated	Estimated
	affected area	Liability
	(in hectares)	(in millions of
		pesos)

Gas Complex Processors	20.32	Ps. 202.84
Pipelines	0.05	8.85

Total	20.37	Ps. 211.69

Note: Numbers may not total due to rounding.
Source: PEMEX.

Pemex-Petrochemicals

	Estimated	Estimated
	affected area	Liability
	(in hectares)	(in millions of
		pesos)

Cangrejera petrochemical complex	0.07	Ps.	0.4
Pajaritos petrochemical complex	2.03		2.0

Total(1)	2.10	Ps.	2.4

Note: Numbers may not total due to rounding.

(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.
Source: PEMEX.

Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” for Mexican FRS purposes and with SFAS No. 5 “Accounting for Contingencies” for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gained during the remediation process. For a further discussion of our environmental liabilities, see Note 21 IIc. to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities.

At the end of 2007, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is a function of the annual budget assigned to us by the Mexican Congress.

Energy Savings

Awards

In 2007, we received two national awards from the Ministry of Energy, through the National Savings Energy Commission in the categories of renewable energy and energy supply. The awards were given to the Litoral de Tabasco field for a solar-powered energy generation system and to the Cadereyta refinery for the modernization of their heaters and cooling tower. These projects reduced energy consumption by the equivalent of 213 thousand barrels per year of oil equivalent.

Letters of Intent

In August 2007, PEMEX signed two letters of intent for the transfer of carbon dioxide emission-reduction certificates with BNP-Paribas and one with Carbon Solutions de México. Under these agreements, PEMEX will implement three projects to reduce greenhouse gas emissions by increasing the thermal efficiency of boilers in the Cadereyta and Tula refineries. The BNP-Paribas project will allow greenhouse gas emissions to be reduced by more than 149 thousand tons annually and the Carbon Solutions de México project will allow greenhouse emissions to be reduced by more than 49 thousand tons annually.

Social Responsibility

Petróleos Mexicanos has implemented various initiatives in the area of corporate social responsibility, primarily with respect to the protection and preservation of the environment, community relations, ethical work practices, respect for labor rights and the general promotion of quality of life for employees. In particular, we note the following specific actions taken by Petróleos Mexicanos in 2007:

•	We contributed Ps.1.7 billion to a variety of charities and development projects in communities in which PEMEX carries out its activities, including:

–	construction of the Shicbul-Carmen parallel aqueduct in Campeche;

–	aid to the people affected by flooding in Tabasco;

–	supporting fishing programs in Minatitlán, Veracruz; and

–	construction of an underpass on the Matamoros-Monterrey southern beltway, in Tamaulipas.

•	We commenced remediation work at the former refinery in Azcapotzalco to transform it into a recreational park. At the beginning of 2007, 22 hectares were remediated and the first phase of the project was completed in December 2007. The remediation of the second phase, consisting of 33 hectares, began in January 2008. We expect to have remediated 55 hectares by September 2009.

In addition, we have continued to implement other reforestation and environmental restoration activities and environmental education and research in protected natural areas.

Environmental Projects and Expenditures

In 2007, we spent approximately Ps.4,120 million on environmental projects and related expenditures, as compared to Ps. 4,175 million in 2006. For 2008, we have budgeted Ps. 3,694 million. These environmental projects and expenditures are primarily directed to the modernization of installations, the implementation of systems and mechanisms to monitor and control atmospheric pollution, the acquisition of equipment to address the contingencies of hydrocarbon spills, the expansion of water effluent systems, the restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulphur content. We are developing procedures to track the costs and expenses of our industrial safety measures and environmental compliance.

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

TRADE REGULATION AND EXPORT AGREEMENTS

Although Mexico is not a member of OPEC, it has periodically announced increases and decreases in PEMEX’s crude oil exports in conjunction with production revisions by other oil producing countries in order to stabilize oil prices. However, since 2004, PEMEX has not changed its export levels as a result of announcements by OPEC. As of the date of this report, Mexico has not announced any revisions to its current level of crude oil exports of 1,550 thousand barrels per day as a result of these latest announcements by OPEC, and we believe that Mexico has no plans to change PEMEX’s current level of crude oil exports. For more information on these agreements and announcements, see “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between Pemex and the Mexican Government—The Mexican government has entered into agreements with other nations to limit production” and “Item 5—Operating and Financial Review and Prospects—Export Agreements.”

NAFTA did not affect the exclusive rights of Mexico, through Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, to explore and exploit crude oil and natural gas in Mexico, to refine or process crude oil and natural gas and to produce basic petrochemicals in Mexico. Since 2003, non-basic petrochemical products enjoy a zero tariff under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products from Mexico to the United States and Canada are free or exempt from tariffs. Similarly, since 2003, imports of petroleum products from the United States and Canada to Mexico are free or exempt from tariffs. In addition, in 2004, NAFTA phased in lower tariffs on certain materials and equipment that we import into Mexico. The zero tariff on imports of non-basic petrochemicals from the United States and Canada to Mexico could, over time, increase competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on the products, materials and equipment that we import from and export to the United States and Canada will decrease our expenses and increase our income.

TAXES AND DUTIES

General

Taxes and duties applicable to PEMEX are a significant source of revenues to the Mexican Government. In 2007, PEMEX paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” Until 2006, the rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year and were set after taking into consideration our operating budget, our capital expenditure program and our financing needs. A new fiscal regime for Petróleos Mexicanos and the subsidiary entities, described below, became effective in 2006. We contributed approximately 38.8% of the Mexican Government’s revenues in 2006 and 32.9% in 2007.

Fiscal Regime for PEMEX

The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The new fiscal regime went into effect on January 1, 2006. Under the new fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year. The Federal Revenue Law is discussed and approved on an annual basis by the Mexican Congress. Beginning in 2007, the new fiscal regime for Pemex-Exploration and Production consists of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)	For 2007, the tax rate was 78.76%. This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions).

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbon Duty for the Oil Revenues Stabilization Fund)	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Derecho para la Investigación Científicay Tecnológica en Materia de Energía (Duty for the Scientific and Technological Research on Energy)	A rate of 0.05% is applied to the value of extracted crude oil and natural gas production for the year.

Derecho para la Fiscalización Petrolera (Duty for Fiscal Monitoring of Oil Activities)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Explotación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)	A rate of 13.1% is applied to the value resulting from the multiplication of the difference between the annual weighted average price of the Mexican barrel of crude oil over the budgeted crude oil price times the annual export volume. The budgeted crude oil price for 2007 was U.S.$42.80 per barrel and for 2008 is U.S.$49.00 per barrel.

Derecho Adicional (Additional Duty)	This duty is applied if annual crude oil production is below target production from 2006 to 2008, according to a formula based on the difference between target production and the actual crude oil production. If the target production cannot be reached by reason of force majeure, act of God or energy policy, this duty will not be paid.

The fiscal regime for Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consists of the following taxes and duties:

Impuesto a los Rendimientos Petroleros (Hydrocarbon Income Tax)	A tax rate of 30% is applied to net income, as determined in accordance with the Federal Revenue Law for the applicable fiscal year.

Impuesto Especial sobre Producción y Servicios (IEPS Tax)	The Special Tax on Production and Services, which we refer to as the IEPS Tax, is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collects on behalf of the Mexican Government. The IEPS Tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers’ margin and freight costs). Thus, the Mexican Government ensures that we retain an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collects the difference between the international prices and the prices at which these products are sold in Mexico.

Since 2005, as a result of the new rules to calculate this tax rate, some rates have been negative. The Federal Revenue Law for the Fiscal Year of 2006 and 2007 determined that the amounts resulting from negative IEPS taxes could be credited against the IEPS tax liability, and, if in excess, can be credited against the value added tax. Any remaining amount can be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2008 may also be credited.

The fiscal regime resulted in an increase of taxes and duties payable by PEMEX in the amount of approximately Ps. 86.0 billion in 2007, as compared to the taxes and duties paid by PEMEX in 2006.

On October 1, 2007, a modification to the Federal Duties Law was published in the Official Gazette of the Federation. Effective January 1, 2008, the fiscal regime applicable to Pemex-Exploration and Production was not modified, except for the following changes:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)	The applicable rate for this duty will be 74.0% in 2008, 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	The rate will be 0.15% of the value of extracted crude oil and natural gas production for 2008, 0.30% in 2009, 0.40% in 2010, 0.50% in 2011 and 0.65% in 2012. Under the prior regime, a fixed rate of 0.05% was applied to the value of extracted crude oil and natural gas production for the year.

Derecho Único sobre Hidrocarburos (Sole Hydrocarbons Duty)	For this duty, a floating annual rate is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. Rates will fluctuate between 37% and 57%, depending on the weighted average Mexican crude oil export price.

Pemex-Exploration and Production expects that the fiscal regime will result in an increase of taxes and duties payable by Pemex-Exploration and Production, as compared to its 2007 taxes and duties paid, in the amount of approximately Ps. 106.5 billion for 2008, largely due to increased international crude oil prices. No assurance can be given that PEMEX’s tax regime will not be changed in the future.

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

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 29% for 2006 and 28% for 2007) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities). Beginning in 2008, the asset tax has been replaced by a new corporate tax (impuesto empresarial a tasa única), which imposes a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions and certain investment expenditures) in 2008, 17.0% in 2009 and 17.5% in 2010 and thereafter.

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 6,053 million in 2005, Ps. 4,274 million in 2006 and Ps. 3,402 million in 2007.

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

On July 2, 2006, a general election was held in Mexico. In addition to electing a new President, at the federal level, Mexicans elected 500 new deputies to all of the seats of the Chamber of Deputies and 128 new senators to all of the seats of the Senate. Several local elections also took place on the same date, including those in the Federal District, Campeche, Colima, Guanajuato, Morelos, Jalisco, Nuevo León, Querétaro, San Luis Potosí and Sonora. Currently, the PAN holds eight state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds four state governorships and the governorship of the Federal District, and the Coalición por el Bien de Todos (Coalition for the Good of All), an alliance formed by the PRD, the Labor Party, and the Convergence for Democracy, holds one state governorship. The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) holds the remaining 18 of the 31 state governorships.

The following table provides the current distribution of Congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies:

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

National Action Party	52	40.6	207	41.4
Institutional Revolutionary Party	33	25.8	106	21.2
Democratic Revolution Party	26	20.3	127	25.4
Ecological Green Party of Mexico	6	4.7	17	3.4
Convergence for Democracy	5	3.9	18	3.6
Labor Party	5	3.9	11	2.2
New Alliance	0	0.0	9	1.8
Alternative	0	0.0	5	1.0
Unaffiliated	1	0.8	0	0.0

Total	128	100.0%	500	100.0%

Note: Totals may differ due to rounding.
Source: Chamber of Deputies and Senate.

The Economy

National Development Plan

The Plan Nacional de Desarrollo (National Development Plan), announced on May 31, 2007, establishes the basic goals and objectives of President Felipe de Jesús Calderón Hinojosa during his six-year term.

The goals of the plan are to:

•	guarantee national security, as well as safeguard national peace, territorial integrity, independence, and sovereignty, and to ensure the continued viability of the State and its democracy;

•	guarantee the protections of the rule of law, fortifying the institutional framework and strengthening a culture of respect for the law;

•	achieve sustained economic growth at a higher rate than in the past several years, and increase employment in the formal sector;

•	promote a competitive economy that offers quality goods and services at affordable prices;

•	reduce extreme poverty, assuring equality of opportunity for all Mexicans to improve their quality of life and access to basic services;

•	reduce significantly the persistent social, economic and cultural gaps among the population;

•	provide effective opportunities for Mexicans to exercise their rights as citizens, as well as to participate actively in the political, cultural, economic and social lives of their communities and nation;

•	ensure environmental sustainability;

•	consolidate a democratic regime; and

•	utilize the benefits of a globalized world to spur national development, while also promoting Mexico’s interests worldwide.

The basic strategy that the Mexican Government expects to employ in connection with the plan is based on a program of “Sustainable Human Development” and has the following objectives:

•	improve the quality of the educational system, making it relevant at all levels to employment and extending access to education to a greater percentage of the population;

•	promote economic growth and the competitiveness of the economy, and strengthen the State’s tax collections in order to provide social programs for human development;

•	strengthen government institutions through viable and responsible citizen participation that reaches all public affairs and involves diverse forms of social and political organization;

•	observe policies aimed at political transparency and accountability;

•	promote policies contributing to the strengthening of families in matters of health, education, housing, culture and recreation; and

•	change Mexico’s environmental culture in order to conserve national resources.

On May 27, 2008, the Mexican Government announced the Programa Nacional de Financiamiento al Desarrollo 2008-2012 (National Development Financing Program 2008-2012 or PRONAFIDE 2008-2012). The program’s objective is to ensure the availability of the fiscal and financial resources needed to achieve a higher and sustainable level of human development in 2012 through (among other things):

•	a sustained increase in the economic growth rate above 5%;

•	the creation of more that 800,000 jobs per year; and

•	a 30% reduction in the percentage of the population living in food poverty.

The growth and job creation strategy established in the National Development Plan, and outlined in greater detail in the program, is based on two pillars:

•	improving the broad determinants of the competitiveness of the Mexican economy, such as the rule of law, macroeconomic stability and the level of technological development; and

•	eliminating the restrictions on the growth of specific economic sectors caused by inadequate legal, regulatory or competition frameworks, or by insufficient availability of resources.

The strategy should lead to an increase in the rate of productivity growth from 0.5% in 2007 to 1.9% in 2012, as well as an expansion in investment from 22.5% of gross domestic product (GDP) in 2007 to 25.5% in 2012. The increased investment will be mainly financed by domestic savings. In particular:

•	domestic savings should rise from 21.7% of GDP in 2007 to 23.8% in 2012. Public savings should grow from 3.3% of GDP in 2007 to 4.2% in 2012 and private savings from 18.4% of GDP to 19.6% during the same period; and

•	external savings are expected to remain below 2.0% of GDP during the 2008-2012 period, a level that can be easily financed with the expected flows of foreign direct investment.

On the public finance side, non-oil tax revenues are expected to increase from 9% of GDP in 2007 to 11% in 2012. This should allow public expenditure to increase from 20.4% of GDP in 2007 to 22.1% in 2012. Likewise, public investment should be higher than 5.0% of GDP in 2012, as compared with 4.3% in 2007.

The objectives for public finances will be attained through a fiscal policy that strengthens public finances, a simpler tax scheme that strengthens tax collection by widening the tax base and at the same time favors investment, thereby facilitating compliance with tax obligations, channeling greater resources to social development and infrastructure and improving the efficiency and effectiveness of public spending.

On the financial system side, financial savings are expected to grow from 51.9% to 64.8% of GDP between 2007 and 2012. Together with the expected reduction of the historical balance of the public sector’s borrowing requirements as a proportion of GDP, this should allow financing to the private sector to grow from 23.3% to 39.6% of GDP over the same period. This should enable private sector investment to increase to 20.5% of GDP in 2012, from 18.2% of GDP, currently.

To achieve these objectives, financial sector policies will focus on:

•	encouraging higher savings and the intermediation of these savings through the financial system;

•	increasing the penetration of the financial system by promoting access to financial services by a higher proportion of the population;

•	continuing to increase competition among intermediaries;

•	strengthening the debt and equity markets’ role in financing the private sector;

•	ensuring the safety, soundness and stability of the financial system;

•	developing a financial and consumer protection culture;

•	consolidating the national pension system; and

•	strengthening and fostering development banks.

The Role of the Mexican Government in the Economy; Privatization

In October 2007, the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) and the Mexican Government sold their interests in Consorcio Aeroméxico, S.A.B. de C.V. (previously known as Cintra, S.A. de C.V.), which owns Aeroméxico, one of the largest Mexican airline companies, to a group of investors organized as a trust constituted at Banco Nacional de México, S.A., for approximately Ps. 2.7 billion.

Gross Domestic Product

Mexico’s GDP increased by 4.9% in real terms during 2006, as compared to 2005. The agriculture, forestry, fishing and hunting sector grew by 6.4%; the mining sector grew by 1.4%; the utilities sector grew by 12.2%; the construction sector grew by 7.9%; the manufacturing sector grew by 5.2%; the wholesale and retail trade sector grew by 6.2%; the transportation and warehousing sector grew by 5.4%; the information sector grew by 10.7%; the finance and insurance sector grew by 16.6%; the real estate, rental and leasing sector grew by 5.9%; the professional, scientific and technical services sector grew by 3.1%; the management of companies and enterprises sector grew by 20.1%; the administrative support and waste management and remediation services sector grew by 3.7%; the education services sector grew by 0.1%; the health care and social assistance sector grew by 2.3%; the arts, entertainment and recreation sector grew by 2.3%; the accommodation and food services sector grew by 1.6%; and other services (except public administration) grew by 3.3%, each in real terms as compared to 2005. In contrast, the public administration sector decreased by 0.9% in real terms as compared to 2005.

According to preliminary figures, GDP grew by 3.2% in real terms during 2007, as compared with 2006. The agriculture, forestry, fishing and hunting sector grew by 2.0%; the utilities sector grew by 7.2%; the construction sector grew by 3.0%; the manufacturing sector grew by 2.7%; the wholesale and retail trade sector grew by 4.1%; the transportation and warehousing sector grew by 3.4%; the information sector grew by 12.0%; the finance and insurance sector grew by 11.0%; the real estate, rental and leasing sector grew by 4.5%; the professional, scientific and technical services sector grew by 3.7%; the management of companies and enterprises sector grew by 1.3%; the administrative support and waste management and remediation services sector grew by 1.7%; the education services sector grew by 2.3%; the health care and social assistance sector grew by 2.9%; the arts, entertainment and recreation sector grew by 6.5%; the accommodation and food services sector grew by 2.0%; other services (except public administration) sector grew by 4.2%; and public administration remained stable, each in real terms as compared to 2006. In contrast, the mining sector decreased by 3.4% in real terms as compared to 2006.

According to preliminary figures, GDP grew by 2.6% in real terms during the first three months of 2008, as compared with the first three months of 2007. The utilities sector grew by 8.0%; the construction sector grew by 0.1%; the manufacturing sector grew by 2.7%; the wholesale and retail trade sector grew by 5.4%; the transportation and warehousing sector grew by 4.0%; the information sector grew by 11.6%; the finance and insurance sector grew by 9.6%; the real estate, rental and leasing sector grew by 3.6%; the management of companies and enterprises sector grew by 5.0%; the administrative support and waste management and remediation services sector grew by 2.5%; the education services grew by 0.9%; the health care and social assistance sector grew by 0.5%; the arts, entertainment and recreation sector grew by 4.9%; the accommodation and food services sector grew by 3.5%; other services (except public administration) grew by 2.6%; and public administration grew by 0.8%, each in real terms as compared to first three months of 2007. However, the agriculture, forestry, fishing and hunting sector decreased by 1.3%; the mining sector decreased by 5.8%; and the professional, scientific and technical services sector decreased by 1.6%, each in real terms as compared to the first three months of 2007.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated:

Real GDP Growth by Sector

					First three
					months
	2004	2005	2006	2007(1)	of 2008(1)(2)

GDP (constant 2003 prices)	4.0%	3.1%	4.9%	3.2%	2.6%
Primary Activities:
Agriculture, forestry, fishing and hunting	2.5	(2.6)	6.4	2.0	(1.3)
Secondary Activities:
Mining	1.3	(0.3)	1.4	(3.4)	(5.8)
Utilities	4.0	2.0	12.2	7.2	8.0
Construction	5.3	2.5	7.9	3.0	0.1
Manufacturing	3.9	3.6	5.2	2.7	2.7
Tertiary activities:
Wholesale and retail trade	6.9	4.6	6.2	4.1	5.4
Transportation and warehousing	5.4	3.6	5.4	3.4	4.0
Information	11.7	8.6	10.7	12.0	11.6
Finance and Insurance	10.0	21.1	16.6	11.0	9.6
Real estate, rental and leasing	3.9	2.3	5.9	4.5	3.6
Professional, scientific and technical services	3.4	3.6	3.1	3.7	(1.6)
Management of companies and enterprises	7.1	4.8	20.1	1.3	5.0
Administrative support and waste management and remediation services	3.7	3.6	3.7	1.7	2.5
Education services	0.8	2.1	0.1	2.3	0.9
Health care and social assistance	0.3	3.6	2.3	2.9	0.5
Arts, entertainment and recreation	4.8	0.7	2.3	6.5	4.9
Accommodation and food services	3.5	0.8	1.6	2.0	3.5
Other services (except public administration)	1.9	2.2	3.3	4.2	2.6
Public administration	(1.3)	2.3	(0.9)	0.0	0.8

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	First three months of 2008 results as compared to the same period of 2007.
Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Inflation (as measured by the change in the national consumer price index) during 2006 was 4.1%, 1.1 percentage points higher than the official inflation target for the year and 0.8 percentage points higher than inflation for 2005. The increase in inflation in 2006 was attributable primarily to reduced supplies of several consumer goods, including sugar and corn. Inflation for 2007 was 3.8%, 0.8 percentage points higher than the official inflation target for the year and 0.3 percentage points lower than inflation for 2006. Inflation for the five months ended May 31, 2008 was 1.6%, 1.2 percentage points higher than during the same period of 2007.

Interest Rates

During 2006, interest rates on 28-day Treasury bills (Cetes) averaged 7.2% and interest rates on 91-day Cetes averaged 7.3%, 2.0 percentage points lower, in each case, than the average rates during 2005. These decreases in interest rates were primarily the result of a reduction in inflationary pressures and in the volatility of the international financial markets in the second half of the year, as well as the conclusion of the presidential election process.

During 2007, interest rates on 28-day Treasury Cetes averaged 7.2% and interest rates on 91-day Cetes averaged 7.4%, as compared with average rates on 28-day Cetes of 7.2% and on 91-day Cetes of 7.3% during 2006.

During the first five months of 2008, interest rates on 28-day and 91-day Cetes averaged 7.4% and 7.5%, respectively, as compared with average rates on 28-day Cetes and 91-day Cetes of 7.1% and 7.2%, respectively, during the same period of 2007. On June 12, 2008, the 28-day Cetes rate was 7.5% and the 91-day Cetes rate was 7.7%.

Financial System

2007 Monetary Program

Mexico’s monetary program for 2007 had as its principal objective an inflation rate no higher than 3.0% by the end of 2007. Mexico’s monetary program for 2007 was made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Until 2008, Banco de México used a corto or “short” mechanism to induce the necessary changes in interest rates to achieve inflation objectives. Under this mechanism, Banco de México set a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period would close and controlled that amount by restricting the amount of credit it auctions to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance. When the predetermined amount was negative, or “short,” Banco de México exerted upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctions on that day. This mechanism allowed Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets and to ensure that changes in the monetary base follow a path consistent with the assumed inflation rate.

During 2007, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in pesos and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 6.8% in real terms, as compared to 2006. In addition, checking account deposits denominated in pesos increased by 9.4% in real terms in 2007, as compared to 2006.

During 2007, financial savings increased by 6.3% in real terms, as compared to 2006. Savings generated by Mexican residents increased by 4.6% in real terms, while savings generated by non-residents increased by 48.6% in real terms in 2007, each as compared to 2006.

At December 31, 2007, the monetary base totaled Ps. 494.7 billion, a 10.0% nominal increase from the level of Ps. 449.8 billion at December 31, 2006.

2008 Monetary Program

Mexico’s monetary program for 2008 has as its principal objective an inflation rate no higher than 3.0% by the end of 2008. Mexico’s monetary policy program for 2008 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effectiveness of monetary policy.

At April 30, 2008, the M1 money supply was 4.6% greater in real terms than the level at April 30, 2007. In addition, the aggregate amount of checking account deposits denominated in pesos at April 30, 2008 was 4.9% greater in real terms than at April 30, 2007.

At April 30, 2008, financial savings were 9.6% greater in real terms than financial savings at April 30, 2007. Savings generated by Mexican residents were 7.0% greater in real terms and savings generated by non-residents were 72.0% greater in real terms than their respective levels at April 30, 2007.

At May 31, 2008, the monetary base totaled Ps. 451.3 billion, an 8.8% nominal decrease from the level of Ps. 494.7 billion at December 31, 2007. Banco de México estimates that the monetary base will total approximately Ps. 548.3 billion at December 31, 2008.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the corto or “short,” as its primary monetary policy instrument. The minimum overnight funding rate remained at 7.5% from October 26, 2007 to June 20, 2008. On June 20, 2008, Banco de México announced an increase in the minimum overnight funding rate to 7.75%. The corto remained unchanged at Ps. 79.0 million, a level set on March 23, 2005 until January 21, 2008, when Banco de México started using the overnight funding rate as its primary monetary policy instrument.

Banking System

In connection with the implementation of NAFTA, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the SHCP issued regulations that implemented these amendments, as well as provisions of NAFTA dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions, excluding Mexican banks acquired pursuant to a program approved by the SHCP, could not exceed 25% of the total net capitalization of all Mexican banks until January 1, 2000.

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

In 1995 and 1996, the SHCP approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.

In 1999, the Mexican Government’s program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms. IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits were introduced gradually. Deposit insurance is now limited to 400,000 unidades de inversión (or UDIs, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At June 10, 2008, one UDI was worth Ps. 4.0.

The Mexican Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At March 31, 2008, IPAB’s debt totaled Ps. 757.3 billion.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells peso-denominated debt securities in Mexico. IPAB uses the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB’s securities are sold through auctions conducted by Banco de México.

In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. In 2007, IPAB conducted one auction of these loan portfolios and other assets.

The SHCP issued new rules governing the capitalization requirements of Mexican commercial banks effective on January 1, 2000. These rules currently require Mexican commercial banks to:

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

At December 31, 2007, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 43,073 million, as compared with Ps. 27,590 million at December 31, 2006. At December 31, 2007, the total loan portfolio of the banking system was 18.3% greater in real terms than the total loan portfolio at December 31, 2006. The past-due loan ratio of commercial banks was 2.5% at December 31, 2007, as compared to 2.0% at December 31, 2006. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 72,857 million at December 31, 2007, as compared with Ps. 57,485 million at December 31, 2006. At this level, commercial banks had reserves covering 169.2% of their past-due loans at December 31, 2007, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

The Securities Market

The Mexican Stock Exchange is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. Upon the consummation of the initial public offering of its shares on June 18, 2008, the Mexican Stock Exchange was transformed from a sociedad anónima de capital variable (private company) to a sociedad anónima bursátil de capital variable (a public company). In connection with the initial public offering of shares, certain of the former stockholders of the Mexican Stock Exchange (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the Mexican Stock Exchange for purposes of voting such shares in the future as a single block. Both debt and equity securities are listed and traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

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

At December 31, 2007, the Stock Market Index stood at 29,536.83 points, representing an 11.68% nominal increase from the level at December 29, 2006. At June 13, 2008, the Stock Market Index stood at 30,413.5 points, representing a 3.0% nominal increase from the level at December 31, 2007.

External Sector of the Economy

Foreign Trade

According to preliminary figures, in 2007, Mexico registered a trade deficit of U.S. $10.1 billion, as compared with a deficit of U.S. $6.1 billion for 2006. Merchandise exports increased by 8.8% during 2007, to U.S. $271.9 billion, as compared to U.S. $249.9 billion for 2006. In 2007, petroleum exports increased by 10.2%, while non-petroleum exports increased by 8.5%, in each case as compared to 2006.

According to preliminary figures, in 2007, total imports grew by 10.1%, to U.S. $281.9 billion, as compared with U.S. $256.1 billion for 2006. Imports of intermediate goods increased by 8.8%, imports of capital goods increased by 10.1% and imports of consumer goods increased by 16.7%, each as compared with 2006.

During the first four months of 2008, according to preliminary figures, Mexico registered a trade deficit of U.S. $2.7 billion, as compared with a deficit of U.S. $3.2 billion for the same period of 2007. Merchandise exports increased by 19.4% during the first four months of 2008, to U.S. $97.1 billion, as compared to U.S. $81.3 billion for the same period of 2007. During the first four months of 2008, petroleum exports increased by 50.3%, while non-petroleum exports increased by 14.2%, each as compared with the same period of 2007.

During the first four months of 2008, according to preliminary figures, total imports grew by 18.1%, to U.S. $99.9 billion, as compared with U.S. $84.6 billion for the same period of 2007. During the first four months of 2008, imports of intermediate goods increased by 17.6%, imports of capital goods increased by 13.9% and imports of consumer goods increased by 24.2%, each as compared with the first four months of 2007.

Balance of International Payments

According to preliminary figures, Mexico’s current account registered a deficit of U.S. $5.5 billion during 2007, as compared to a deficit of U.S. $2.2 billion during 2006. The capital account registered a surplus of U.S. $18.3 billion in 2007, as compared to a deficit of U.S. $2.0 billion for 2006. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $39.5 billion during 2007 and was composed of direct foreign investment inflows totaling U.S. $24.7 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $14.8 billion.

According to preliminary figures, during the first quarter of 2008, Mexico’s current account registered a deficit of U.S. $1.5 billion as compared to a deficit of U.S. $2.2 billion for the same period of 2007. The U.S. $1.5 billion deficit registered during the first quarter of 2008 represents 0.6% of GDP. This ratio has been calculated with GDP figures resulting from the method of calculation in place prior to April 2008. In April 2008, the following changes to this method of calculation were instituted: (1) 2003 was established as the base year (replacing 1993); (2) new activities were included in the calculation of GDP; and (3) the treatment of taxes was amended in order to reflect more accurately their effect on GDP. The new method of calculation has resulted in increases in nominal GDP of 9.6% for 2003 and 12.6% for 2006. The capital account registered a surplus of U.S. $8.9 billion in the first quarter of 2008, as compared with a U.S. $4.8 billion surplus for the same period of 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $5.5 billion during the first quarter of 2008 and was composed of direct foreign investment inflows totaling U.S. $4.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $1.3 billion.

On March 20, 2003, the Foreign Exchange Commission, composed of members of the SHCP and Banco de México, announced a mechanism to moderate the rate of accumulation of international reserves. Under the mechanism, Banco de México announced every quarter, beginning in May 2003, the total amount of dollars it would supply to the currency market in the following three-month period. The amount of dollars to be sold, which were sold exclusively to Mexican credit institutions, equaled 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

On March 12, 2004, the Foreign Exchange Commission announced that it would adjust the mechanism that it had adopted on March 20, 2003 to moderate the rate of accumulation of international reserves. Under the adjusted mechanism, which commenced on May 3, 2004 and remains in effect, Banco de México continues to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced is divided into four equal portions to be sold in the following four quarters. On April 15, 2008, Banco de México announced that the daily amount of dollars to be auctioned for the period from May 1, 2008 to July 31, 2008 would be U.S. $32 million. The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

At December 31, 2007, Mexico’s international reserves totaled U.S. $78.0 billion, an increase of U.S. $10.3 billion from the level at December 29, 2006. The net international assets of Banco de México totaled U.S. $87.2 billion at December 31, 2007, an increase of U.S. $10.9 billion from the level at December 29, 2006.

At June 13, 2008, Mexico’s international reserves totaled U.S. $84.8 billion, an increase of U.S. $6.9 billion from the level at December 31, 2007. The net international assets of Banco de México totaled U.S. $91.9 billion at June 13, 2008, an increase of U.S. $4.7 billion from the level at December 31, 2007.

Direct Foreign Investment in Mexico

During 2007, direct foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $24.7 billion. Direct foreign investment notified to the National Foreign Investment Commission totaled approximately U.S. $22.8 billion during 2007. Of that amount, 49.9% of direct foreign investment was directed at manufacturing, 27.2% was directed at financial services, 5.6% was directed at commerce, 5.2% was directed at mining and 12.1% was directed at other sectors of the economy. By country of origin, 42.8% of the direct foreign investment during 2007 came from the United States, 20.0% came from Spain, 12.8% came from Holland, 6.4% came from France and 18.0% came from other countries.

According to preliminary figures, during the first quarter of 2008, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $4.2 billion.

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

The peso/U.S. dollar exchange rate closed at Ps. 10.9157 = U.S. $1.00 on December 31, 2007, a 0.95% depreciation in dollar terms from the rate at the end of 2006. During 2007, the monthly average peso/U.S. dollar exchange rate was Ps. 10.9288 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on June 13, 2008 (to take effect on the second business day thereafter) was Ps. 10.3655 = US. $1.00.

Public Finance

Fiscal Policy

The National Program for Financing Development (PRONAFIDE), approved on May 27, 2008, establishes that Mexican fiscal policy goals will include increased spending on social and economic development and greater investment in infrastructure, while maintaining a stable and responsible approach to public finances. To meet these policy objectives, PRONAFIDE has outlined the following specific objectives:

•	to strengthen the framework of fiscal responsibility to ensure a responsible and efficient fiscal policy, including a balanced budget and a prudent management of debt, each of which are core components of the development strategy, with the goal of reducing the historical balance of the public sector’s borrowing requirements and strengthening the mechanisms to carry out counter-cyclical policies;

•	to continue to simplify the Mexican taxation system, seeking additional mechanisms to facilitate compliance with tax obligations and reduce tax evasion in order to improve tax collection;

•	to ensure the proper implementation of public finance reforms, in particular the Impuesto Empresarial a Tasa Única (Unique Rate Corporate Tax, or IETU), in order to increase non-oil tax revenues and reduce the volatility of total government revenues;

•	to improve the allocation and use of expenditures by evaluating their results, based on greater transparency and accountability, including the implementation of an expenditure programs evaluation system, integrating the Mexican Government’s accounting systems at all three levels of government and giving priority in the allocation of expenditures to sectors and programs that produce better results; and

•	to promote the development of local financial markets and achieve savings in the financial costs of the public sector through the active management of public debt, while maintaining a level of risk consistent with the natural evolution of public finances and the development of local financial markets.

2007 Budget and Fiscal Results

According to preliminary figures, public sector budgetary revenues in 2007 were greater than public sector budgetary expenditures (excluding off-budget revenues and expenditures of the public sector) by approximately Ps. 2.7 billion in nominal terms. Public sector budgetary revenues increased by 5.6% in real terms as compared to budgetary revenues for 2006. Within budgetary revenues, non-oil tax revenues increased by 10.1% in real terms, while oil related revenues decreased at a real rate of 1.7%.

According to preliminary figures, during 2007, the public sector overall balance registered a surplus of Ps. 1.0 billion, 89.9% lower in real terms than the Ps. 9.9 billion surplus registered during 2006. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 245.0 billion for 2007, 9.5% lower in real terms as compared to the Ps. 260.3 billion surplus registered during 2006.

2008 Budget

On October 30, 2007, the Mexican Congress approved the Federal Annual Revenue Law for 2008 and the Federal Expenditure Decree for 2008 (together with the Federal Annual Revenue Law for 2008, the 2008 Budget). The 2008 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.0% of GDP for 2008.

The 2008 Budget is based upon an estimated weighted average price of Mexico’s oil exports of U.S. $49.0 per barrel and an estimated volume of oil exports of 1.7 million barrels per day.

The preliminary results for 2006 and 2007, the revised budget assumptions and targets for 2007 and the budget assumptions and targets for 2008 are presented below.

2006 and 2007 Results
2007 and 2008 Budget Assumptions and Targets

		2007
	2006	Budget	2007(1)	2008 Budget

Real GDP growth(%)	4.9%	3.6%	3.2%	3.7%
Increase in the national consumer price index(%)	4.1%	3.0%	3.8%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$53.04	$42.80	$61.63	$49.00
Current account deficit as % of GDP(2)	0.3%	2.3%	0.6%	1.0%
Average exchange rate (Ps./$1.00)	10.9	11.2	10.9	11.2
Average rate on 28-day Cetes (%)	7.2%	6.8%	7.2%	7.0%
Public sector balance as % of GDP(2)	0.1%	0.0%	0.0%	0.0%
Primary balance as % of GDP(2)	2.8%	2.7%	2.5%	n.a.

n.a. = Not available.

(1)	Preliminary.

(2)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008. In April 2008, the following changes to this method of calculation were instituted: (1) 2003 was established as the base year (replacing 1993); (2) new activities were included in the calculation of GDP; and (3) the treatment of taxes was amended in order to reflect more accurately their effect on GDP. The new method of calculation has resulted in increases in nominal GDP of 9.6% for 2003 and 12.6% for 2006.
Source: SHCP.

Under the 2008 Budget, the Mexican Government estimates that it will devote Ps. 173.5 billion (6.8% of total budgetary programmable expenditures) to education and Ps. 142.7 billion (5.6% of total budgetary programmable expenditures) to health and social security.

According to preliminary figures, during the first four months of 2008, the public sector overall balance registered a surplus of Ps. 112.3 billion, 21.8% less in real terms than the Ps. 138.1 billion surplus registered for the same period of 2007. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 170.9 billion for the first four months of 2008, 22.2% lower in real terms as compared to the Ps. 211.0 billion surplus registered for the same period of 2007.

Public Debt

Internal Public Debt

Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 28, 2007, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 2 to the table “Internal Debt of the Federal Government” below. Internal debt does not include the debt of the IPAB or the debt of budget-controlled or administratively controlled agencies. See “—Financial System—Banking Supervision and Support.”

Over the last decade, the Mexican Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Mexican Government in 1999 offered for the first time 10-year UDI-denominated securities and guaranteed 30-year UDI-indexed bonds, and subsequently began offering three-year, five-year, seven-year, 10-year, 20-year and 30-year fixed rate peso-denominated bonds. Since the first quarter of 2007, seven-year fixed rate peso-denominated bonds are no longer offered. In the last quarter of 2007, the Mexican Government offered for the first time 3-year UDI-denominated bonds.

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

According to preliminary figures, at December 31, 2007, the net internal debt of the Mexican Government totaled Ps. 1,788.3 billion, as compared to the Ps. 1,547.1 billion outstanding at December 31, 2006. At December 31, 2007, the gross internal debt of the Mexican Government totaled Ps. 1,896.3 billion, as compared to Ps. 1,672.8 billion at December 31, 2006. The Mexican Government’s financing costs on internal debt totaled Ps. 141.3 billion for 2007, an increase in nominal terms of 17.6% as compared to 2006.

According to preliminary figures, at December 31, 2007, the net internal debt of the public sector totaled Ps. 1,686.8 billion, as compared with Ps. 1,471.7 billion outstanding at December 31, 2006. At December 31, 2007, the gross internal debt of the public sector totaled Ps. 1,958.0 billion, as compared with Ps. 1,741.4 billion outstanding at December 31, 2006. For these purposes and for the purposes of the following section, public sector debt consists of the portion of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, at April 30, 2008, the net internal debt of the Mexican Government totaled Ps. 1,685.4 billion, as compared with the Ps. 1,788.3 billion outstanding at December 31, 2007. At April 30, 2008, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 1,965.4 billion, as compared to Ps. 1,896.3 billion at December 31, 2007. The Mexican Government’s financing costs on internal debt totaled Ps. 17.5 billion for the first quarter of 2008, a 3.8% decrease in nominal terms, as compared to the same period of 2007.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Federal Government(1)

	December 31,															March 31,
	2003			2004			2005			2006			2007(2)			2008
	(in billions of pesos, except percentages)

Gross Debt

Government Securities	Ps.	956.7	94.5%	Ps.	1,039.3	94.6%	Ps.	1,173.3	94.5%	Ps.	1,569.9	93.9%	Ps.	1,795.8	94.7%	Ps.	1,846.4	94.2%

Cetes		206.4	20.4		241.5	22.0		288.2	23.2		346.0	20.7		340.5	18.0		324.2	16.5

Floating-Rate Bonds		354.7	35.1		310.5	28.2		287.6	23.2		359.6	21.5		325.0	17.1		300.0	15.3

Inflation-Linked Bonds		83.9	8.3		84.6	7.7		95.3	7.7		155.3	9.3		235.3	12.4		258.2	13.2

Fixed-Rate Bonds		311.7	30.8		402.7	36.6		502.2	40.4		709.0	42.4		895.1	47.2		964.4	49.2

Other		55.2	5.5		59.9	5.4		68.8	5.5		102.9	6.1		100.6	5.3		114.5	5.8

Total Gross Debt	Ps.	1,011.9	100.0%	Ps.	1,099.2	100.0%	Ps.	1,242.2	100.0%	Ps.	1,672.8	100.0%	Ps.	1,896.3	100%	Ps.	1,960.8	100%

Net Debt

Financial Assets(3)		(84.8)			(69.2)			(58.8)			(125.7)			(107.9)			(246.4)

Total Net Debt	Ps.	927.1		Ps.	1,030.0		Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	1,714.4

Gross Internal Debt/GDP(4)			13.9%			13.2%			13.8%			17.8%			18.3%			18.6%

Net Internal Debt/GDP(4)			12.7%			12.4%			13.2%			16.5%			17.3%			16.3%

Note: Totals may differ due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 13.8 billion at December 31, 2007. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

(4)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008. See note 2 to the table “2006 and 2007 Results; 2007 and 2008 Budget Assumptions and Targets” under “—Public Finance—2008 Budget.”
Source: SHCP.

External Public Debt

According to preliminary figures, outstanding public sector gross external debt increased by U.S. $0.6 billion in 2007, from U.S. $54.8 billion at December 31, 2006 to U.S. $55.4 billion at December 31, 2007. Of the amount outstanding at December 31, 2007, U.S. $54.4 billion represented long-term debt and U.S. $0.9 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $6.7 billion in 2007, a 7.6% decrease in nominal terms as compared to 2006.

According to preliminary figures, at December 31, 2007, commercial banks held approximately 5.8% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the International Monetary Fund (IMF) held 18.9%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 66.8% and others held the remaining 8.6%.

According to preliminary figures, at March 31, 2008, commercial banks held approximately 7.9% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.3%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 61.0% and others held the remaining 13.8%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2007 represented approximately 22.1% of nominal GDP (using the method of calculation of GDP in place prior to April 2008), which was approximately the same level as at the end of 2006.

According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $4.2 billion during the first quarter of 2008, from U.S. $55.3 billion at December 31, 2007 to U.S. $59.6 billion at March 31, 2008. Of this amount, U.S. $56.0 billion represented long-term debt and U.S. $3.6 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2008 represented approximately 21.9% of nominal GDP (using the method of calculation in place prior to April 2008), 0.5 percentage points lower than over the same period of 2007.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, budget controlled agencies and administratively controlled agencies and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of IPAB. See “—Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)
By Type

			Long-Term
			Debt of
	Long-Term Direct		Budget		Other Long-						Total Long-
	Debt of the Federal		Controlled		Term Public		Total Long-		Total Short-		and Short-
	Government		Agencies		Debt(2)		Term Debt		Term Debt		Term Debt
					(in millions of dollars)

December 31,
2003	U.S. $	44,898	U.S. $	11,190	U.S. $	21,248	U.S. $	77,336	U.S. $	1,688	U.S. $	79,024
2004		48,561		10,636		17,952		77,149		2,077		79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006(4)		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
March 31, 2008(4)		39,664		10,175		6,136		55,975		3,603		59,578

By Currency(3)

	December 31,										March 31,
	2003		2004		2005		2006(4)		2007		2008(4)
	(in		(in		(in		(in		(in		(in
	millions of		millions of		millions of		millions of		millions of		millions of
	$)	(%)	$)	(%)	$)	(%)	$)	(%)	$)	(%)	$)	(%)

U.S. Dollars	70,519	89.2	71,220	89.9	65,480	91.4	50,760	92.7	44,309	80.0	48,687	81.7
Japanese Yen	4,013	5.1	2,937	3.7	1,990	2.8	1,006	1.8	1,157	2.1	1,123	1.9
Pounds	173	0.2	186	0.2	80	0.1	91	0.2	1,040	1.9	1,039	1.7
Swiss Francs	184	0.2	236	0.3	171	0.2	175	0.3	423	0.8	481	0.8
Others	4,135	5.3	4,647	5.9	3,954	5.5	2,734	5.0	8,426	15.2	8,248	13.9

Total	79,024	100.0	79,226	100.0	71,675	100.0	54,766	100.0	55,355	100.0	59,578	100.0

Note:  Totals may differ due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2008), (b) external borrowings by the public sector after March 31, 2008 and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.
Source:  SHCP.

Subsequent to December 31, 2007:

•	On January 11, 2008, Mexico issued U.S. $1,500,000,000 of its 6.05% Global Notes due 2040.

•	During the first quarter of 2008, Mexico repurchased in open market transactions certain of its outstanding U.S. dollar-denominated bonds with maturities between 2009 and 2034, totaling U.S. $714 million. The table below shows the results of the open market transactions.

			Aggregate		Aggregate		Aggregate Principal
			Principal Amount		Principal		Amount
			Outstanding before		Amount		Outstanding after
			Repurchases (in		Repurchased		Repurchases (in
			millions of U.S.		(in millions of		millions of U.S.
Title of Purchased Securities	ISIN		dollars)		U.S. dollars)		dollars)

10.375% Global Bonds due 2009	US593048BG58	U.S.$	970	U.S. $	20	U.S. $	950
8.375% Notes due 2011	US91086QAF54		1,711		171		1,540
5.875% Global Notes due 2014	US91086QAQ10		1,296		5		1,291
6.625% Global Notes due 2015	US91086QAL23		1,392		48		1,344
11 3/8% Global Bonds due September 15, 2016	US593048BA88		1,771		80		1,691
8.125% Global Bonds due December 30, 2019	US593048BN00		1,483		131		1,352
8.00% Global Notes due 2022	US91086QAJ76		743		30		714
8.30% Global Notes due 2031	US91086QAG38		1,819		45		1,774
7.500% Global Notes due 2033	US91086QAN88		1,271		2		1,269
6.75% Global Notes due 2034	US91086QAS75		4,267		183		4,084

•	On April 8, 2008, Mexico issued 1,000,000 Series XWA08 Warrants and 250,000 Series XWB08 Warrants. XWA08 Warrants and Series XWB08 Warrants entitle the holders to exchange, on October 9, 2008 (unless extended, at Mexico’s sole discretion), up to approximately U.S. $1.25 billion of various series of outstanding U.S. dollar, euro, Italian lira and Deutsche-mark denominated bonds issued by Mexico for, in the case of the XWA08 Warrants, peso-denominated MBonos issued by the Mexican Government maturing in 2014, 2017 or 2036 or, in the case of the XWB08 Warrants, UDI-denominated (i.e., inflation indexed), peso-payable Udibonos issued by the Mexican Government maturing in 2017 or 2035.

Item 5.	Operating and Financial Review and Prospects

General

We earn income from:

•	export sales, which consist of sales of crude oil and condensates, refined products and petrochemical products;

•	domestic sales, which consist of sales of natural gas, refined products (such as gasoline, diesel fuel and LPG) and petrochemical products; and

•	other sources, including financial and investment income.

Our operating expenses include:

•	costs of sales, including the cost of purchases of refined petroleum and other products, depreciation and amortization, salaries, wages and benefits, a portion of the cost of the reserve for labor obligations, the variation of inventories, maintenance, and exploration and non-successful drilling expenses;

•	distribution expenses (including a portion of the cost of the reserve for labor obligations);

•	administrative expenses (including a portion of the cost of the reserve for labor obligations); and

•	interest expense.

Our income is affected by a number of factors, including:

•	changes in international prices of crude oil and refined petroleum products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

•	the type and volume of crude oil produced and exported;

•	the type and volume of natural gas produced and sold;

•	the results of development and exploration activities;

•	the amount of taxes and duties that the Mexican Government imposes on us;

•	Mexican inflation;

•	fluctuations in the peso-U.S. dollar exchange rate; and

•	Mexican and global economic conditions, including the levels of international interest rates.

Overview

Our main objectives are to increase our operating efficiency, maintain our hydrocarbon production levels, modernize our infrastructure and improve Mexico’s hydrocarbon reserves replacement rate, while maintaining high health, safety and environmental standards.

We are currently working on 15 strategic initiatives to modernize and improve our operations. These strategic initiatives are divided into the following four areas:

(1)	Productivity, Efficiency and Project Management: we seek to implement an integrated investment project management system to create operating efficiencies and to improve productivity levels.

(2)	Physical and Industrial Safety and Environmental Protection: we seek to strengthen the industrial safety and security measures in our facilities, modernize transportation through our pipelines and enhance our environmental protection activities.

(3)	Accountability: we seek to further develop our corporate governance, prevent corruption, improve administrative processes and promote transparency and accountability.

(4)	Modernization, Globalization and Customer Service: we seek to increase our capacity to acquire and assimilate new technologies, promote private investment activities in relation to our business, to the extent permitted by the Mexican Constitution, improve customer service and improve PEMEX’s position worldwide.

To maintain our hydrocarbon production, we have established an exploration strategy for reservoirs located in mature and under-explored basins. Our objective is to take advantage of existing infrastructure and facilitate future discoveries. We expect exploration in under-explored basins to increase, especially in deep waters, where the majority of our prospective resources (55%) are located. Our exploration strategy reflects a portfolio of moderate and high-risk exploration opportunities. The volume to be increased is mainly crude oil, which is significant and strategic for PEMEX. Our strategy seeks to maintain a competitive exploration cost, by combining lower volume opportunities in lower risk mature basins with higher volume opportunities in higher risk exploratory basins and “plays” (a collection of reservoirs with similar characteristics). In addition, we continue to focus our production efforts on projects such as Cantarell, Ku-Maloob-Zaap, Antonio J. Bermúdez, Jujo-Tecominoacán and Chicontepec as well as natural gas projects such as Burgos and the Strategic Gas Program, including the development of the Veracruz basin.

Improvements in the area of safety, health and environmental protection began 11 years ago with the implementation of the PROSSPA and SIASPA management systems. However, during 2005 both systems were integrated into Pemex—SSPA. Following the integration, our accident frequency rate decreased by 37% in 2006, to 0.7%, as compared to 2005, and in 2007, it decreased by 11.9% to 0.6%, as compared to 2006. We will continue our efforts to improve facilities maintenance and safety procedures, as we are committed to carrying out all our operations in a manner that ensures the safety of our installations and personnel and that respects neighboring communities and the environment. See “Item 4—Information on the Company—Environmental Regulation—PEMEX’s Internal Monitoring” and “—Business Overview—Transportation and Distribution.”

We have been working on strengthening our accounting systems and during the second half of 2008, we expect to finish the implementation of the automatization of controls in our systems through a project called “Icono F”, which should improve PEMEX’s internal controls. In addition, we constituted an independent Audit Committee, which began operating in the first quarter of 2008. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

We are also working to modernize our infrastructure. In 2007, these efforts included the construction of the nitrogen recovery unit (NRU) in the Ciudad Pemex facility, the Maloob-C drilling platform, cryogenic plants 5 and 6 in the Burgos Gas Processing Center (GPC), the Emiliano Zapata compression station in the state of Veracruz, and the reconfiguration of the Minatitlán refinery. Moreover, PMI is currently implementing a customer service index, which provides us with feedback from customers in connection with nine activities such as response to inquiries on tanks, service quality and experience of operators, deliveries of products and accuracy and completeness of loading documents, among others. We receive from PMI’s customers a score per activity ranging from 1 to 5 and we compute an index based on the average score per activity that represents the level of client satisfaction, which is a useful measurement of our performance. As of the date of this report, we have recorded levels above 90%.

Our consolidated financial statements included herein are presented in constant pesos, so all financial information is restated in constant pesos as of December 31, 2007. Unless otherwise indicated, all amounts included in “Item 5— Operating and Financial Review and Prospects” are presented in constant pesos as of December 31, 2007.

We have reported significant losses in recent years. In 2007, we reported a net loss of Ps. 18.3 billion, primarily due to an increase in taxes and duties of Ps. 72.5 billion and an increase in the cost of purchased products of Ps. 34.9 billion. We cannot predict whether we will report income or a loss for the 2008 fiscal year.

An important contribution to our results in 2006 was the change in the tax regime applicable to Petróleos Mexicanos and the subsidiary entities effective as of January 1, 2006. As a result of the new fiscal regime, taxes and duties as a percentage of our total sales decreased from 63.9% in 2005 to 54.9% in 2006. However, this figure increased to 59.6% in 2007, primarily due to the increase in the costs of Pemex-Exploration and Production, which were above the cap on deductible costs established by the Ordinary Hydrocarbons Duty (OHD). Consequently, any cost increase above the current deductible limit will not imply any reduction of our tax base. On October 1, 2007, the tax regime was further amended, effective January 1, 2008. As a result of the latest changes, the OHD rate will increase to 74.0% in 2008 and decrease to 71.5% by 2012. However, the Mexican Congress has the power to enact further changes in federal tax law, and we cannot predict the extent or nature of any future changes, if any, to the tax laws applicable to us.

In 2006, our equity increased by Ps. 70.5 billion, reversing our equity deficit of Ps. 29.0 billion as of December 31, 2005 to positive equity of Ps. 41.5 billion as of December 31, 2006. This increase was attributable primarily to the payment by the Mexican Government of Ps. 48.8 billion pursuant to the Federal Revenue Law and the increase in our net income. Our equity increased by Ps. 8.4 billion from Ps. 41.5 billion in 2006, to Ps. 49.9 billion in 2007, primarily due to a payment of Ps. 11.2 billion to PEMEX from the Fund for the Stabilization of Investment and Infrastructure and the Excess Revenues Fund, which was partially offset by a decrease in the equity effect of the labor reserve amounting to Ps. 3.4 billion. See “—Liquidity and Capital Resources.”

Our capital expenditures (both PIDIREGAS and non-PIDIREGAS) in 2007 totaled Ps.136.9 billion (U.S. $12.6 billion), 84.4% of which was allocated to upstream activities and 15.6% to downstream activities.

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

Downward revision of our reserve estimates can result in either: (a) higher depreciation and depletion expense per barrel in future periods, (b) an immediate write-down of an asset’s book value in accordance with accounting rules for the impairment of properties, or (c) changes in our accrual of the asset retirement obligation. An impairment of oil- and gas-producing fixed assets will result if the downward revisions are so significant that the estimated future cash flows from the remaining reserves in the field are insufficient to recover the unamortized capitalized costs. Conversely, if the oil and gas reserve quantities are revised upward, our per-barrel depreciation and depletion expense will be lower.

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

While we believe that our environmental remediation and asset retirement obligation provisions are adequate as well as the interpretations applied of existing law are appropriate, the amounts estimated for future liabilities, which are based on discounted cash flows, may differ materially from the costs that will actually be incurred to remediate our properties. If we determine that an environmental remediation or asset retirement obligation provision is insufficient, earnings will be adjusted accordingly in the period in which the determination is made.

Employee Benefit Plans

We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations which include various actuarial assumptions, such as real discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and modify them based on current rates and trends when it is deemed appropriate to do so. As required by Mexican and U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. We believe that the assumptions used in recording our obligations under our plans, which are presented in Notes 12 and 21 II(e) and (f) to our consolidated financial statements, are reasonable based on our experience and on the advice of our independent actuaries.

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

Accounting for Income Taxes

As described in Note 18 to our consolidated financial statements, a new fiscal regime became applicable to Petróleos Mexicanos and the subsidiary entities on January 1, 2006 and amendments to the fiscal regime became applicable to Pemex-Exploration and Production became effective on January 1, 2008. In addition, PMI and PMI Norteamérica, S.A. de C.V. (PMI NASA) are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

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

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax asset. The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax asset will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Inflation Accounting

These policies, together with the rest of our significant accounting policies, are more fully described in Notes 3 and 19 to our consolidated financial statements included herein.

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is directly related to the sales volume of, and average realized prices for, the crude oil and natural gas that we sell. The average realized prices for crude oil and natural gas fluctuate from one period to another due to world market conditions and other factors.

Export Volumes and Prices

Pemex-Exploration and Production sells crude oil to PMI, which then sells it to international clients. The volume of crude oil that we export is the volume delivered to international clients as adjusted for water content according to the bill of lading and standard market practice. PMI bases crude oil export price formulas on a basket of international reference prices and a constant set according to specific market conditions. We determine export prices of petroleum products and natural gas by reference to market conditions and direct negotiations with our clients.

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

	Year Ended December 31,
	2003		2004		2005		2006		2007
			(in dollars per barrel)

West Texas Intermediate crude oil average price	U.S. $	31.06	U.S. $	41.49	U.S. $	56.59	U.S. $	66.04	U.S. $	72.20
PEMEX crude oil weighted average export price		24.78		31.05		42.71		53.04		61.64

Note:	The numbers in this table are daily average prices for the full year. Spot prices at year end are different. On June 25, 2008, the spot price for West Texas Intermediate crude oil was U.S. $133.97 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $116.36 per barrel.

Sources:	PMI operating statistics and Platt’s U.S. Market Scan (McGraw-Hill Company).

Domestic Prices

The formulas used to determine prices for crude oil, petroleum and petrochemical products sold in the domestic market are determined by the SHCP, in accordance with the Federal Public Administration Organic Law, the Ley de Planeación and the Reglamento Interior of the SHCP. The SHCP receives the input from PEMEX and other governmental agencies through committees composed of officials of Petróleos Mexicanos, the subsidiary entities, some of its subsidiary companies and representatives of various governmental agencies including, among others, the SHCP, the Ministry of Energy, SFP and the Ministry of Economy. The SHCP determines wholesale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The SHCP adjusts prices for petroleum and petrochemical products sold in the domestic market, so that they are consistent with the Mexican Government’s macroeconomic targets. See “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2003		2004		2005		2006		2007
	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.

Oil Products
Unleaded regular gasoline(1)	$87.79	$60.94	$86.48	$72.39	$92.45	$92.42	$96.46	$104.10	$100.59	$110.15
Premium gasoline(1)	98.55	68.78	101.17	80.38	109.31	100.67	114.64	112.62	124.00	119.95
Diesel(1)	72.80	61.50	71.72	72.93	76.55	99.51	79.47	111.18	85.09	118.44
Jet fuel(2)	36.30	34.87	47.92	48.49	71.59	72.04	81.31	80.91	88.93	89.56
Kerosene(3)	72.80	36.68	71.72	50.76	76.55	72.87	79.37	83.67	85.10	91.13
Natural Gas(4) Industrial	5.31	5.81	6.09	6.41	7.88	8.58	6.67	7.81	6.62	7.57
Residential	7.62	10.63	9.58	12.03	11.75	14.78	11.22	13.99	11.86	14.04
Selected Petrochemicals
Ammonia(5)	237.03	205.36	272.48	250.68	324.26	288.87	305.53	282.17	310.76	301.95
Polyethylene L.D.(6)	948.08	1,286.83	1,221.15	1,504.20	1,542.74	1,721.57	1,504.40	1,509.98	1,593.26	1,345.93
Polyethylene H.D.(7)	824.86	1,187.98	978.44	1,364.33	1,352.18	1,552.94	1,504.53	1,463.60	1,485.02	1,270.69
Styrene(8)	885.89	873.94	1,297.79	1,231.44	1,419.03	1,360.49	1,475.00	1,358.50	1,575.75	1,426.84

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices for Houston, Texas. Sources: Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).

(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne). Sources: Pemex-Refining and Platt’s U.S. Market Scan (McGraw-Hill Company).

(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude them. Sources: Pemex-Refining and Petroleum Marketing Monthly published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).

(4)	In U.S. dollars per thousand cubic feet. Excluding taxes. Industrial natural gas prices are for Mexico City and surrounding areas, and correspond to additional volumes requested with prior notification, which is required only one day in advance. Residential prices for 2003 and 2007 are nationally weighted; from 2004 to 2006 prices are for Mexico City. These prices reflects the specific cost of transportation and distribution in the relevant area. U.S prices represent national average industrial prices and Texas residential prices.

Sources: Pemex-Gas and Basic Petrochemicals, Energy Regulatory Commission (CRE) and Petroleum Marketing Monthly published by the Energy Information Administration (DOE).

(5)	In U.S. dollars per ton. Prices exclude taxes. Mexico wholesale prices at Cosoleacaque Petrochemical Plant. Spot prices for the Caribbean.

Sources: Pemex-Petrochemical and Fertecon Weekly Ammonia Fax (Fertecon Limited) and Fertilizer Market Bulletin (FMB Consultants Ltd.)

(6)	In U.S. dollars per ton. PX 20020 P quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. export prices since June 2006 and U.S. domestic prices for previous years.

Sources: Pemex-Petrochemicals and ICIS-Pricing.

(7)	In U.S. dollars per ton. PADMEX 65050 quality. Prices exclude taxes. Mexico prices to spot consumers. U.S. export prices since June 2006 and U.S. domestic prices for previous years. Sources: Pemex-Petrochemicals and ICIS-Pricing.

(8)	In U.S. dollars per ton. Prices exclude taxes. Mexico prices to spot consumers. U.S. prices are average of contract and spot prices.
Sources: Pemex-Petrochemicals and ICIS-Pricing.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,(1)
	2005	2006	2007
	(in millions of constant pesos as of
	December 31, 2007)

Taxes and duties:
Hydrocarbon extraction duties and others	Ps. 538,064	Ps. 587,021	Ps. 667,999
Excess gains duties	60,870	8,224	—
Hydrocarbon income tax	2,135	4,915	6,031
Income tax	3,981	4,605	3,226
Special tax on production and services(2)	21,824	—	—

Total	Ps. 626,874	Ps. 604,765	Ps. 677,256

Note: For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties.”

(1)	The amounts are expressed in millions of constant pesos as of December 31, 2007, and do not represent the amount in nominal terms effectively paid to the corresponding tax authorities.

(2)	During 2006 and 2007, no IEPS tax was generated due to negative IEPS tax rates, as explained below.
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

For financial statement purposes, the IEPS tax, when due to the Mexican Government, is presented as part of net domestic sales and then deducted after “Income before hydrocarbon extraction duties.” From the end of 2005 and through the end of 2007, the IEPS tax rate was negative, and therefore was not reflected as part of net domestic sales. In both 2007 and 2006 (but not in 2005), we received a tax credit equal to the amount of negative IEPS taxes, which is reflected in our income statement under “other revenues.”

The SHCP determines retail prices of gasoline and diesel before the beginning of each fiscal year in conjunction with the preparation of the Mexican Government’s budget for that year.

For automotive fuels, the IEPS tax is equal to (a) the retail price at which gasoline and automotive diesel are sold to retailers less (b) value-added tax, less (c) Pemex-Refining’s wholesale price, less (d) freight to gas stations and less (e) retailer’s margin.

When international prices increase, our wholesale price will increase and, as a result, the IEPS tax that we collect from consumers and transfer to the Mexican Government will decrease, since the retail price of gasoline and diesel is fixed.

Since mid-2005, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax, the freight to the gas station and the retailer’s margin, which has generated a “negative” IEPS tax rate. In 2005, PEMEX did not receive any benefit from the negative IEPS tax rate. In 2006, however, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first to its value added tax liability and second to ordinary hydrocarbon duties. The IEPS tax credits are recorded in our income statement under “other revenues.” In 2007, we were permitted to credit Ps. 72.1 billion of negative IEPS tax, of which we credited Ps. 57.3 billion against our IEPS tax and value added tax liabilities. The surplus was credited against the Ordinary Hydrocarbons Duty.

Relation to the Mexican Government

Petróleos Mexicanos and the subsidiary entities were created as decentralized public entities of the Mexican Government, rather than as Mexican corporations. Therefore, we do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. The Mexican Government closely regulates and supervises our operations. Mexican Government secretaries control key executive decisions at PEMEX. The Secretary of the Ministry of Energy is the Chairperson of the Board of Directors of Petróleos Mexicanos. The SFP designates Petróleos Mexicanos’ three independent audit committee members. In addition, the SFP appoints Petróleos Mexicanos and the subsidiary entities’ external auditors.

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

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, and turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 4.0% in 2003, 5.2% in 2004, 3.3% in 2005, 4.1% in 2006 and 3.8% in 2007.

Mexican inflation has affected our consolidated financial statements in the following ways:

•	Each year, we have adjusted the value of certain of our fixed assets, materials and spare parts on our balance sheet to reflect the effects of inflation. This revaluation has increased our assets in periods of high inflation. When we have revalued fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges have increased, reducing our income. The higher carrying value has further exposed us to subsequent impairment charges. Beginning in 2003, we have revalued all of our fixed assets using the NCPI in a comprehensive manner. See Note 3i. to our consolidated financial statements.

•	Until December 31, 2007, Mexican FRS required that financial statements recognize the effects of inflation in accordance with Bulletin B-10. A component of inflation accounting which is not reflected in historical based accounting is the recognition of a gain or loss on monetary position, which is included in the income statement as a component of comprehensive financing cost. The gain or loss on monetary position captures the impact of purchasing power fluctuations on monetary assets and liabilities. To the extent that we have had a net monetary liability position, the income statement reflected a monetary gain as measured by the change in the NCPI. To the extent that we have had a net monetary asset position, the income statement reflected a monetary loss as measured by the change in the NCPI.

Beginning January 1, 2008, we adopted FRS B-10 “Effects of Inflation” which supersedes Bulletin B-10 and its five amendments, as well as the related circulars and Interpretación de las Normas de Información Financiera (Interpretation of Financial Reporting Standards or INIF) No. 2. The principal guidelines established by this FRS are:

•	the change in the value of unidades de inversión (UDIs) may be used to determine the inflation for a given period;

•	the election to use inventory replacement costs as well as specific indexation for fixed assets is eliminated;

•	an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (i.e. accumulated inflation equal to or higher than 26% in the most recent three-year period); and

•	the accounts of (1) gain or loss from holding non-monetary assets (RETANM), (2) monetary position gains or losses (REPOMO), and (3) deficit/excess in equity restatement will be reclassified to retained earnings, when their unrealized portion is not identified.

In addition, beginning in 2008, comparisons of financial results of different years will be presented in nominal, and not in constant, terms.

We have estimated that the initial effects deriving from this change to FRS would imply a Ps. 178.2 billion charge to results from prior years and a credit in the restatement of equity in the same amount. However, we do not believe the income statement, assets, liabilities and the balance sheet will be affected. See “—Recently Issued Accounting Standards.”

Consolidation

The financial statements consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 3b. to our consolidated financial statements. As described in Note 3b., we began consolidating Pemex Finance, Ltd., for Mexican FRS purposes, in 2005. For U.S. GAAP purposes, Pemex Finance, Ltd. has been consolidated historically.

Export Agreements

Even though Mexico is not a member of OPEC, in the past, following OPEC announcements of production cuts and increases of production, and in order to maintain oil market stability, Mexico has announced increases and decreases in Mexico’s crude oil exports in connection with increases or decreases of crude oil production by other oil producing countries. However, since 2004, PEMEX has not changed its export levels as a result of announcements by OPEC. As of the date of this report, Mexico has not announced any revisions to its current level of crude oil exports of 1.55 million barrels per day as a result of the latest announcements by OPEC, and we do not have any reason to believe that Mexico has any plan to change PEMEX’s current level of crude oil exports.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Sales

Total sales increased by 2.9%, from Ps. 1,103.5 billion in 2006 to Ps. 1,136.0 billion in 2007. This increase resulted primarily from a 4.4% increase in domestic sales, from Ps. 567.3 billion in 2006 to

Ps. 592.0 billion in 2007, due to increased unit prices and higher volumes of sales, mainly of petroleum products. In addition, total sales also increased due to a 1.5% increase in export sales, from Ps. 535.1 billion in 2006 to Ps. 542.9 billion in 2007, due to higher crude oil prices.

Domestic Sales

Domestic sales increased by 4.4% in 2007, from Ps. 567.3 billion in 2006 to Ps. 592.0 billion in 2007, due to increased prices and volumes of sales of principal petroleum and petrochemicals products. Domestic sales of petroleum and petrochemical products increased by 5.0% in 2007, from Ps. 460.8 billion in 2006 to Ps.484.1 billion in 2007, primarily due to increases in the average domestic sales prices and a 3.1% increase in the sales volumes of petroleum products. The 3.1% increase in the sales volumes of petroleum products, from 1,762 thousand barrels per day in 2006 to 1,816 thousand barrels per day in 2007, was primarily due to the increase in sales of gasoline and diesel. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 0.4%, from Ps. 25.5 billion in 2006 to Ps. 25.6 billion in 2007, due to an increase in the domestic sales of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes and monoethylene glycol. Sales of natural gas increased by 1.7% in 2007, from Ps. 80.9 billion in 2006 to Ps. 82.3 billion in 2007, as a result of an increase in average prices.

Export Sales

Export sales increased by 1.5% in peso terms in 2007, from Ps. 535.1 billion in 2006 to Ps. 542.9 billion in 2007. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 5.3% in peso terms, from Ps. 449.8 billion in 2006 to Ps. 473.7 billion in 2007. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 9.8% in 2007, from U.S. $38.8 billion in 2006 to U.S. $42.6 billion in 2007. This increase was mainly a result of increased oil export prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 69.2 billion in 2007, 18.9% lower in peso terms than the Ps. 85.3 billion of additional revenues generated in 2006, mainly due to a 6.0% decrease in the volume of exports due to a decline in production of the Cantarell field and the closing of some facilities due to adverse weather conditions. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2007 was U.S. $61.64, 16.2% higher than the weighted average price of U.S. $53.04 in 2006.

Export crude oil sales by Pemex-Exploration and Production to PMI accounted for 89.0% of export sales (excluding the trading activities of the PMI Group) in 2007, as compared to 89.8% in 2006. These crude oil sales increased in peso terms by 4.4% in 2007, from Ps. 403.9 billion in 2006 to Ps. 421.7 billion in 2007, and increased in dollar terms by 8.9% in 2007, from U.S. $34.8 billion in 2006 to U.S. $37.9 billion in 2007. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2007 was U.S. $61.57, 15.7% higher than the weighted average price of U.S. $53.20 in 2006. The volume of crude oil exports decreased by 6.0%, from 1,793 thousand barrels per day in 2006 to 1,686 thousand barrels per day in 2007, mainly as a consequence of production shut downs due to adverse weather conditions.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 9.4% of export sales (excluding the trading activities of the PMI Group) in 2006 to 10.5% of those export sales in 2007. Export sales of petroleum products, including natural gas liquids, increased by 16.3%, from Ps. 42.4 billion in 2006 to Ps. 49.3 billion in 2007, primarily due to an increase in export prices of petroleum products and in sales volume. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 22.2%, from U.S. $3.6 billion in 2006 to U.S. $4.4 billion in 2007. Export sales of natural gas increased by Ps. 3.3 billion, from Ps. 0.8 billion in 2006 to Ps. 4.1 billion in 2007. This increase was mainly due to an increase in natural gas production.

Petrochemical products accounted for the remainder of export sales in 2006 and 2007. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 23.5%, from Ps. 3.4 billion in 2006 to Ps. 2.6 billion in 2007, primarily due to a 68.7% decrease in the sales volume of benzene and ethylene exports. This decrease was primarily due to (i) in the case of ethylene, the end of the obligation to fulfill export deliveries, and (ii) in the case of benzene, the styrene plant (which uses benzene for its production process) being partially out of operation. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 24.6% in 2007, from U.S. $288.5 million in 2006 to U.S. $217.4 million in 2007.

Services Income

In 2006 and 2007, services income amounted to Ps. 1.1 billion. Services income relates, mainly, to revenues obtained by Kot AG, from reinsurance premiums. There was no meaningful change of services income in 2007 compared to 2006.

Costs of Sales and General Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 9.3%, from Ps. 499.2 billion in 2006 to Ps. 545.6 billion in 2007. This increase was mainly due to greater product purchases, principally petroleum products such as gasoline, diesel and liquefied gas, and an increase in the charges to cost of the reserve for labor obligations, partially offset by a decrease in PEMEX subsidiary companies’ cost of sales and the inventory products favorable fluctuation.

Due to existing price controls imposed by the Mexican Government on gasoline, diesel and LPG products sold in the domestic market, in 2007, we were not able to pass on all of the increases in the prices of our product purchases to our retail customers in Mexico.

Other Revenues (principally IEPS benefit), net

Other revenues, net, increased by 35.6%, from Ps. 61.2 billion in 2006 to Ps. 83.0 billion in 2007, primarily due to an increase in revenues resulting from higher negative rates of the IEPS tax in 2007 as compared to 2006. As a result, PEMEX recognized revenues from the IEPS benefit for Ps. 72.1 billion and Ps. 57.3 billion in 2007 and 2006, respectively.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of PEMEX indebtedness (77.8% at December 31, 2007) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense in peso terms.

In 2007, comprehensive financing result improved by 16.0%, from a loss of Ps. 23.8 billion in 2006 to a loss of Ps. 20.0 billion in 2007, primarily as a result of the following:

Interest—net.  The decrease of Ps. 4.7 billion in net interest was mainly due to a net gain of Ps. 5.9 billion resulting from foreign currency embedded derivatives. This effect was partially offset by the cost generated by the repurchase of certain debt instruments and to the increase of the non-capitalized interests of the Master Trust.

Exchange rate loss.  The decrease of Ps. 1.1 billion in exchange rate loss, from a loss of Ps. 2.5 billion in 2006 to a loss of Ps. 1.4 billion in 2007, was primarily a result of the smaller peso depreciation against the U.S. dollar in 2007, as compared to 2006. The peso/dollar exchange rate appreciated by 0.1% in dollar terms from January 1 to December 31, 2007, from 10.8810 to 10.8662, while in 2006, the exchange rate depreciated by 1.0%, from 10.7777 to 10.8810.

Monetary position result.  The decrease of Ps. 2.0 billion in monetary gain was primarily due to the fact that the inflation in 2007 (3.7590%) was less than inflation in 2006 (4.0533%).

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 12.0%, from Ps. 604.8 billion in 2006 to Ps. 677.3 billion in 2007, largely due to the increase of the hydrocarbon extraction duty, from Ps. 587.0 billion in 2006 to Ps. 663.1 billion in 2007. This increase was partially offset by a reduction in the excess gains duties and the hydrocarbon income tax. In 2007, duties and taxes represented 59.6% of total sales and in 2006, they represented 54.8% of total sales, because our effective rate of taxes and duties rises as oil prices increase.

Net Income/(Loss)

In 2007, we had a loss of Ps. 18.3 billion from Ps. 1,136.0 billion in net sales, as compared to net income of Ps. 47.0 billion from Ps. 1,103.5 billion in total revenues in 2006. This change resulted from the various factors described above.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies —For the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Sales

Total sales, which did not include the IEPS tax in 2006, were Ps. 1,103.5 billion in 2006, increasing by 12.4% from total sales, net of the IEPS tax, of Ps. 982.0 billion in 2005. The increase in total sales from 2005 to 2006 resulted primarily from a 17.0% increase in export sales, from Ps. 457.3 billion in 2005 to Ps. 535.1 billion in 2006, due to higher crude oil export prices. In addition, total sales increased due to an 8.4% increase in domestic sales, net of the IEPS tax, from Ps. 523.5 billion in 2005 to Ps. 567.3 billion in 2006, due to increased prices and higher volumes of sales of principal products.

Domestic Sales

Domestic sales, which did not include the IEPS tax in 2006, increased by 8.4% in 2006, from Ps. 523.5 billion in 2005, net of the IEPS tax, to Ps. 567.3 billion in 2006, due to increases in prices and in the volume of domestic sales of petroleum and petrochemical products. Domestic sales of petroleum products increased by 12.2% in 2006, from Ps. 410.8 billion in 2005 to Ps. 460.8 billion in 2006, primarily due to increases in the average domestic sales prices and volumes of our principal petroleum products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 1.6%, from Ps. 25.1 billion in 2005 to Ps. 25.5 billion in 2006, due to an increase in the domestic sales of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes, ethylene oxide and monoethylene glycol. Sales of natural gas by decreased by 7.6% in 2006, from Ps. 87.6 billion in 2005 to Ps. 80.9 billion in 2006, as a result of a decrease in average prices.

Export Sales

In 2006, total consolidated export sales increased by 17.0% in peso terms from Ps. 457.3 billion in 2005 to Ps. 535.1 billion in 2006. Excluding the trading activities of the PMI Group, export sales by the subsidiary entities to the PMI Group and third parties increased in peso terms by 18.9%, from Ps. 378.4 billion in 2005 to Ps. 449.8 billion in 2006. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 22.8% in 2006, from U.S. $31.6 billion in 2005 to U.S. $38.8 billion in 2006. This increase was mainly a result of increased oil export prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 85.3 billion in 2006, 8.1% higher in peso terms than the Ps. 78.9 billion of additional revenues generated in 2005, mainly due to increased prices of crude oil that we exported. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2006 was U.S. $53.04, 24.2% higher than the weighted average price of U.S. $42.71 in 2005.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 89.8% of export sales (excluding the trading activities of the PMI Group) in 2006, as compared to 89.4% in 2005. These crude oil sales increased in peso terms by 19.3% in 2006, from Ps. 338.6 billion in 2005 to Ps. 403.9 billion in 2006, and increased in dollar terms by 23.0% in 2006, from U.S. $28.3 billion in 2005 to U.S. $34.8 billion in 2006. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2006 was U.S. $53.20, 24.9% higher than the weighted average price of U.S. $42.61 in 2005. The volume of crude oil exports decreased by 1.3%, from 1,817 thousand barrels per day in 2005 to 1,793 thousand barrels per day in 2006, as a result of a decline in the Cantarell field.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, decreased from 9.6% of export sales (excluding the trading activities of the PMI Group) in 2005 to 9.4% in 2006. Export sales of petroleum products, including natural gas liquids, increased by 17.1%, from Ps. 36.2 billion in 2005 to Ps. 42.4 billion in 2006, primarily due to an increase in sales volume and export prices of petroleum products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 20.0%, from U.S. $3.0 billion in 2005 to U.S. $3.6 billion in 2006. Export sales of natural gas increased by 18.0% in 2006 as compared to 2005 mainly due to the initiation of operations of the Nejo field in Madero, and the Papán filed in Veracruz. In addition, the various accidents that took place in several pipelines during the months of July and September lead to our inability to provide natural gas to some of our clients in the central zone of the country and, therefore, we sold those amounts to third parties outside of Mexico.

Petrochemical products accounted for the remainder of export sales in 2005 and 2006. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 5.6%, from Ps. 3.6 billion in 2005 to Ps. 3.4 billion in 2006, primarily due to a decrease in the volume of benzene and ethylene exports. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 4.7% in 2006, from U.S. $302.7 million in 2005 to U.S. $288.5 million in 2006.

Services Income

In 2005 and 2006, services income amounted to Ps. 1.2 billion and Ps. 1.1 billion, respectively. Services income relates, mainly, to revenues obtained by Kot AG, from reinsurance premiums. There was no meaningful change in our services income in 2006 as compared to 2005.

Cost of Sales and General Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 7.6%, from Ps. 464.1 billion in 2005 to Ps. 499.2 billion in 2006. This increase was mainly due to greater product purchases, principally petroleum products such as gasoline, diesel and fuel oil, of Ps. 22.9 billion, or 11.9%, an increase in the charge to cost of the reserve for labor obligations of Ps. 10.7 billion, or 16.7%, as compared to 2005, and an increase in depreciation and amortization costs of Ps. 8.7 billion, or 15.3%, as compared to 2005.

On September 12, 2005, a presidential decree limited our maximum sales price on first-hand and end-user sales of natural gas for industrial use and to local distribution companies to the natural gas price in Reynosa, Tamaulipas in August 2005 (U.S. $7.253 per million British Thermal Units), plus 21% of the difference between the current Reynosa price and U.S. $7.253. PEMEX therefore bore the cost of 79% of any increase in import prices of natural gas, which it could not pass on to its retail customers. The decree expired in January 2006. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees” in the Form 20-F.

Other Revenues (principally IEPS benefit), net

Other revenues, net, increased by Ps. 58.3 billion, from Ps. 2.9 billion in 2005 to Ps. 61.2 billion in 2006, primarily due to an increase in revenues resulting from the application of the negative rate of IEPS tax in accordance with the provisions of the Federal Revenue Law for the Fiscal Year of 2006, which permitted

PEMEX to credit the negative IEPS tax against other taxes and duties payable by PEMEX and resulted in the recognition of a revenue in 2006 in the amount of Ps. 57.3 billion. In 2005, the negative IEPS tax was absorbed by PEMEX.

Comprehensive Financing Result

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

In 2006, comprehensive financing result increased by Ps. 19.0 billion from a charge of Ps. 4.8 billion in 2005 to a charge of Ps. 23.8 billion in 2006, primarily as a result of the following:

•	The peso depreciated against the U.S. dollar at a rate of 1.0% during 2006 (from Ps. 10.7777 per dollar at December 31, 2005 to Ps. 10.8810 per dollar at December 31, 2006), as compared to a 4.3% appreciation of the peso against the U.S. dollar in 2005 (from Ps. 11.2648 per dollar at December 31, 2004 to Ps. 10.7777 per dollar at December 31, 2005), which resulted in net foreign exchange losses of Ps. 2.5 billion in 2006, as compared to net foreign exchange gains of Ps. 19.0 billion in 2005.

•	Although the inflation rate rose from 3.33% in 2005 to 4.05% in 2006, our net monetary liabilities decreased by 18.3% (because our monetary assets increased in comparison to our monetary liabilities), resulting in a net gain in monetary position of Ps. 14.8 billion in 2006, 15.9% lower than the net gain in monetary position in 2005 of Ps. 17.6 billion.

•	These increases in comprehensive financing result were partially offset by a decrease in net interest expense of Ps. 5.3 billion, or 12.8%, from Ps. 41.5 billion in 2005 to Ps. 36.2 billion in 2006. In 2006, interest expense decreased by Ps. 11.0 billion as compared to 2005, while interest income decreased by Ps. 5.7 billion as compared to 2005.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) decreased by 3.5%, from Ps. 626.9 billion in 2005 to Ps. 604.8 billion in 2006, largely due to the new fiscal regime applicable as of January 1, 2006 and the fact that the IEPS tax rate was negative in 2006.

Cumulative Effect of Adoption of New Accounting Standards

Effective January 1, 2005, we adopted the provisions of Bulletin C-10 related to the recognition, valuation and disclosure applicable to derivative financial instruments, which resulted in a charge to income of Ps. 478 million. In 2005, we also adopted additional amendments to Bulletin D-3 related to the valuation and disclosure of severance payments, which resulted in the recognition of an initial liability related to prior service costs and a charge to income in 2005 in the amount of Ps. 1.4 billion. See Notes 3l. and 3m. to our consolidated financial statements.

Net Income/(Loss)

In 2006, we reported net income of Ps. 47.0 billion on Ps. 1,103.5 billion in net sales, as compared with a loss of Ps. 82.4 billion on Ps. 982.0 billion in total sales, net of the IEPS tax, in 2005. The Ps. 129.4 billion increase in income from a loss in 2005 to net income in 2006 resulted from the various factors described above.

Liquidity and Capital Resources

Equity Structure and the Certificates of Contribution “A”

Our total equity as of December 31, 2007 was Ps. 49.9 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 474.7 billion.

In March 1990, the Mexican Government exchanged U.S. $7.58 billion worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called Brady Bonds) issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos’ indebtedness to the Mexican Government increased by an amount equal to U.S. $7.58 billion. The new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos’ equity as Certificates of Contribution “A.” As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt at the exchange rates in effect at the date the payments were made. The total dividend on the Certificates of Contribution “A” was approved annually by the Board of Directors of Petróleos Mexicanos after the close of each fiscal year. Each quarter until January 2007, Petróleos Mexicanos made advance payments to the Mexican Government that totaled a prorated portion of the minimum guaranteed dividend.

From 2003 to 2007, Petróleos Mexicanos made annual advance payments, which were declared as dividends to the Mexican Government, as follows.

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(in millions of constant pesos as of December 31, 2007)

Total advance payments to the Mexican Government	Ps.	11,941	Ps.	11,589	Ps.	16,501	Ps.	269	Ps.	4,270
Dividends declared in respect of Certificates of Contribution “A”(1)		11,714		11,589		11,483		16,393		263

Note: Numbers may not total due to rounding

(1)	In each of the five years ended December 31, 2007 the dividends were approved by the Board of Directors of Petróleos Mexicanos.
Source: PEMEX’s financial statements.

In December 1997, Petróleos Mexicanos and the Mexican Government agreed to an equity reduction of the Certificates of Contribution “A” in exchange for a cash payment to the Mexican Government of Ps. 12.12 billion in nominal pesos (U.S. $1.5 billion). Further to that agreement, the SHCP, acting on behalf of the Mexican Government, agreed to a reduction in the minimum guaranteed dividends that it would receive from Petróleos Mexicanos from 1998 through 2006. In each of 2002, 2003, 2004 and 2005, Petróleos Mexicanos made payments of U.S. $874 million to the Mexican Government in respect of the principal amount of the Certificates of Contribution “A.” No advance payments of principal were made in 2006, because PEMEX and the SHCP agreed to defer the U.S. $392 million payment originally due in December 2006 to January 2007. Following the payment of U.S. $392 million in January 2007, no further advance payments of principal on the Certificates of Contribution “A” are payable. The Mexican Government may require from PEMEX the payment of dividends at any time.

On various dates during 2004, the Mexican Government made payments to Petróleos Mexicanos for a total amount of Ps. 34.1 billion, as reimbursement for the infrastructure duty paid by PEMEX during 2004. On November 4, 2004, the Board of Directors of Petróleos Mexicanos approved the increase in the equity of the subsidiary entities for this amount. In accordance with the Federal Revenue Law for the Fiscal Year of 2004, these payments are to be allocated to infrastructure works in exploration, refining, gas and petrochemicals. Pursuant to a comisión mercantil (agency agreement) entered into with Banco Santander Serfín, S.A., as the agent managing the funds, PEMEX transferred a total amount of Ps. 33.7 billion, which was recorded as an increase in the equity of the subsidiary entities. In March 2005, after receiving the necessary approvals from the SHCP, our equity was increased by an additional Ps. 374 million to compensate for foreign exchange losses in 2004 in respect of the transfers made by the SHCP as reimbursement for the infrastructure duty that we paid to the Mexican Government in 2004. For further information regarding the infrastructure duty, see “Item 4—Information on the Company—Taxes and Duties—Excess Gains Revenue Duty.”

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

In accordance with the Federal Expenditures Budget for the Fiscal Year of 2006, the Mexican Government transferred to PEMEX Ps. 45.7 billion in 2006 in reimbursement for the excess gains revenue duty paid by PEMEX in that year. This transfer of resources was capitalized, increasing the equity of Petróleos Mexicanos and the subsidiary entities by the same amount.

In December 2007, the Mexican Government made payments in the amount of Ps. 11,160 million to Petróleos Mexicanos, which was capitalized in equity. This total includes two payments in the amount of Ps. 11,132 million and Ps. 19.7 million, which were received from the Fondo sobre Ingresos Excedentes (Excess Revenues Fund or FIEX). PEMEX also capitalized interest in the amount of Ps. 9.3 million, which was related to these excess income payments. This additional payment derived from excess revenues that were paid in accordance with the Federal Law of Budget and Fiscal Responsibility, article 19, fraction IV, clauses b) and c). In addition, in February 2008, the Mexican Government made another payment in the amount of Ps. 2,806.2 million to Petróleos Mexicanos.

Funds from Operating, Financing and Investing Activities

During 2007, under Mexican FRS, net funds provided by operating activities were Ps. 217.0 billion, a 33.0% increase from Ps. 163.1 billion provided in 2006. Funds from net loss, which were Ps. 18.3 billion in 2007 (as contrasted with a net income of Ps. 47.0 billion in 2006) plus items that did not require cash outlays totaled Ps. 147.1 billion in 2007, as compared to Ps. 198.8 billion in 2006. Reductions in net indebtedness and payments of pensions, seniority benefits and other post-retirement obligations resulted in a net outflow of funds totaling Ps. 106.7 billion in 2007, as compared to a Ps. 25.5 billion inflow of funds from financing activities in 2006. During 2007, we applied net funds of Ps. 129.2 billion for net investments at cost in fixed assets (Ps. 134.7 billion of new investments and capitalized interest, Ps. 4.5 billion of other inflation effects, less Ps. 10.0 billion in dispositions of fixed assets), and Ps. 5.8 billion in equity investments, as compared to Ps. 109.1 billion for net investments at cost in fixed assets (Ps. 104.6 billion of new investments and capitalized interest, Ps. 7.8 billion of other inflation effects, less Ps. 3.2 billion in dispositions of fixed assets) and Ps. 14.2 billion in equity investments in 2006.

At December 31, 2007, our cash and cash equivalents totaled Ps. 171.0 billion, as compared to Ps. 195.8 billion at December 31, 2006. Based on past experience, we expect to generate sufficient working capital through:

•	cash flow generated from operations;

•	the issuance of certificados bursátiles (peso-denominated publicly-traded notes) in the domestic market;

•	the issuance of other debt securities in the international capital markets;

•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and

•	other additional financing activities.

On September 7, 2007, we established a new syndicated revolving credit facility for U.S.$2,500 million. As of December 31, 2007, the outstanding balance of this facility used by the Master Trust was

U.S. $2,500 million and as of March 31, 2008, the outstanding balance of this facility was U.S. $1,500 million used by the Master Trust and U.S. $1,000 million used by Petróleos Mexicanos.

We have met and expect to meet in the future our cash requirements for working capital, capital expenditures and investments with a combination of funds provided by operations and financing. See “—Financing Activities” below.

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures, including both PIDIREGAS and non- PIDIREGAS capital expenditures, total approximately Ps. 161.8 billion for 2008. For general descriptions of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2007, in nominal peso terms, Pemex-Exploration and Production invested Ps. 113.5 billion in 21 PIDIREGAS and Ps. 2.0 billion in other general operating investments and strategic products, for a total of Ps. 115.6 billion in capital expenditures on exploration and production. In 2008, Pemex-Exploration and Production has 22 PIDIREGAS in its budget, for which Ps. 124.8 billion has been budgeted. In addition, Pemex-Exploration and Production has budgeted Ps. 3.9 billion for non-PIDIREGAS capital expenditures for 2008. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production.”

Pemex-Refining invested in one PIDIREGAS project in 2007 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 16.0 billion in capital expenditures in nominal peso terms. In 2008, Pemex-Refining expects to invest Ps. 21.6 billion in capital expenditures. Of this amount, Pemex-Refining has budgeted Ps. 9.0 billion for 2 PIDIREGAS and Ps. 12.6 billion for other non-PIDIREGAS capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2008, Pemex-Gas and Basic Petrochemicals will invest Ps. 1.5 billion in capital expenditures for one PIDIREGAS project at the modular cryogenic plants of Reynosa. The non-PIDIREGAS capital expenditures for Pemex-Gas and Basic Petrochemicals are expected to total Ps. 5.1 billion in 2008. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2008, Pemex-Petrochemicals expects to invest Ps. 752 million in capital expenditures for 3 PIDIREGAS. The non-PIDIREGAS capital expenditures for Pemex-Petrochemicals are expected to total Ps. 3.1 billion in 2008. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

Our current commitments for capital expenditures have increased in recent years as compared to previous years. We plan to fund these expenditures through the financing activities in which we have engaged in the past as well as new sources. We have funded and we expect to continue to fund our commitments for PIDIREGAS capital expenditures primarily through the issuance of debt securities in capital markets transactions, inter-company private placements (as described below), commercial bank syndicated loans, bilateral loans from commercial banks and guaranteed loans from export credit agencies. To a lesser extent, we may decide to use Pemex Finance, Ltd. to fund some PIDIREGAS if we consider it advisable in light of market conditions. The securities that we or Pemex Finance, Ltd. issue vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds or pesos, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years including perpetual debt securities, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range. See also “—Financing Activities” below.

We have thus far not issued debt securities denominated in pesos or certificados bursátiles (publicly-traded notes) to date in 2008 in the domestic market through Fideicomiso F/163. Prior to 2003, Petróleos Mexicanos had never issued debt securities in the domestic market. Because the domestic market has demonstrated significant growth over the past few years, we believe that this market represents a good alternative source of PIDIREGAS funding, offering competitive conditions in terms of tenor, amount and type of interest rates, and as a result we plan to continue issuing such securities in the Mexican domestic market. Additionally, we may fund some PIDIREGAS through commercial bank loans denominated in pesos.

The inversión de disponibilidades (which we refer to as inter-company private placements) are debt securities issued by the Master Trust or by Fideicomiso F/163 and purchased by Petróleos Mexicanos at prevailing market conditions. Under this program, which allows Petróleos Mexicanos to invest part of its cash position in debt securities for use in PIDIREGAS, we have been able to obtain significant benefits because the interest rate paid by these entities to Petróleos Mexicanos exceeds the average return on our cash investments. Additionally, the inter-company private placements do not increase our total indebtedness on a consolidated basis since they are eliminated as part of the consolidation process. Petróleos Mexicanos obtained all the required legal and corporate authorizations to establish this program. Through June 2008, we have issued U.S. $22.2 billion in debt securities through inter-company private placements by the Master Trust to Petróleos Mexicanos and an additional Ps. 42.0 billion through Fideicomiso F/163. We expect to issue additional securities under this program over the rest of the year.

Non-PIDIREGAS investments are funded mainly through our operating revenues, and, to a lesser degree, financing activities. These financing activities consist primarily of loans from export credit agencies. These loans are usually structured with maturities ranging between five and ten years.

A number of our financing agreements contain restrictions on (a) PEMEX’s ability to create liens on its assets to secure external indebtedness, subject to certain exceptions, (b) PEMEX’s ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) PEMEX’s ability to merge or consolidate with other entities or sell all or substantially all of its assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos or Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At December 31, 2007 and at the date of this report, PEMEX was not in default on any of its financing agreements.

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

Financing Activities

2008 Financing Activities.  During the period from January 1 to May 31, 2008, the Master Trust obtained U.S. $335.6 million in nominal terms in loans from export credit agencies for use in financing PIDIREGAS. In addition, we participated in the following activities:

•	On January 16, 2008, the Master Trust issued, through an inter-company private placement, U.S. $2,000,000,000 of its Floating Rate Notes due 2015; the notes were issued under the Pemex Project Funding Master Trust’s Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

•	On January 28, 2008, the Master Trust repaid U.S. $500,000,000 of the U.S. $2,500,000,000 borrowed through its syndicated revolving credit facility on October 25, 2007.

•	On February 7, 2008, Fideicomiso F/163 renegotiated the maturity date of the Ps. 22,000,000,000 inter-company private placement issued on December 2006, extending its maturity to December 16, 2013.

•	On February 7, 2008, Fideicomiso F/163 issued, through an inter-company private placement in Mexico, Ps. 10,000,000,000 of Floating Rate Notes due in 2013; the notes are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 15, 2008, the Master Trust issued, through an inter-company private placement, U.S. $1,500,000,000 of Floating Rate Notes due 2017, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

•	On February 27, 2008, the Master Trust repaid U.S. $500,000,000 of the U.S. $2,500,000,000 borrowed through its syndicated revolving credit facility on October 25, 2007.

•	On February 29, 2008, Petróleos Mexicanos borrowed U.S.$1,000,000,000 from the syndicated revolving facility referred to above. Under this facility, borrowings may be made by either the Master Trust or Petróleos Mexicanos. Borrowings by the Master Trust are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan for a total of Ps. 10,000,000,000 at a floating rate; the loan matures in December 2008 and is guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan for a total of Ps. 4,000,000,000 at a floating rate, due in June 2008; the loan is guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan for a total of Ps. 3,500,000,000 at a floating rate; the loan matures in December 2008; the loan is guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On May 13, 2008, the Master Trust issued, through an inter-company private placement, U.S. $500,000,000 of Floating Rate Notes due 2021, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

•	On May 19, 2008, the Master Trust issued, through an inter-company private placement, U.S. $500,000,000 of Floating Rate Notes due 2021, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

•	In addition, during the month of June, 2008, the following financial activities have taken place:

•	On June 2, 2008, the Master Trust entered into a Term Loan Agreement with a commercial bank, in the amount of ¥41,900 million (equivalent to U.S. $400 million) in two tranches of ¥20,950 million each, maturing in 2011 and 2014 respectively. This agreement is guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 3, 2008, the Master Trust issued, through an inter-company private placement, U.S. $1,000,000,000 of Floating Rate Notes due 2021, under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

•	On June 4, 2008, the Master Trust issued U.S. $1,000,000,000 of 5.75% Notes due 2018 and U.S. $500,000,000 of 6.625% Bonds due 2038 under its Medium-Term Note Program, Series A; the notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

The inter-company private placements described above did not increase our consolidated net indebtedness.

2007 Financing Activities.  During the period from January 1 to December 31, 2007, Petróleos Mexicanos obtained U.S. $7.3 million in nominal terms in loans from export credit agencies and the Master Trust obtained U.S. $1,002.6 million in nominal terms in loans from export credit agencies for use in financing PIDIREGAS. In addition, we participated in the following activities:

•	The Master Trust issued, through inter-company private placements, nine series of floating rate notes under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos; the details of each are described below:

Issue Date	Principal Amount	Maturity Date

February 2, 2007	U.S. $2,000,000,000	December 17, 2012
March 16, 2007	U.S. $2,500,000,000	December 16, 2016
May 4, 2007	U.S. $1,500,000,000	December 15, 2014
June 22, 2007	U.S. $2,000,000,000	December 15, 2020
July 27, 2007	U.S. $1,000,000,000	December 15, 2023
August 24, 2007	U.S. $1,000,000,000	December 15, 2023
October 12, 2007	U.S. $1,000,000,000	December 15, 2017
October 26, 2007	U.S. $1,000,000,000	December 15, 2017
November 26, 2007	U.S. $1,697,000,000	December 15, 2015

•	On December 13, 2007, Fideicomiso F/163 issued through inter-company private placements Ps. 10,000,000,000 of floating rate debt securities due in 2013, which were purchased by Petróleos Mexicanos.

The intercompany private placements described above did not increase our consolidated net indebtedness.

•	On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility of U.S. $2,500,000,000 entered into on September 7, 2007; under this agreement, borrowings may be made by either the Master Trust or Petróleos Mexicanos; the facility bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR); the facility matures in 2010 and 2012 and each of the tranches can be extended twice for a period of one year. This facility replaces the two previous syndicated revolving credit facilities, each in the amount of U.S. $1,250,000,000. Borrowings by the Master Trust under this facility are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 22, 2007, the Master Trust issued U.S. $1,500,000,000 of 5.75% Notes due 2018 and U.S. $500,000,000 of 6.625% Bonds due 2035 under its Medium-Term Note Program, Series A; the notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

During the second quarter of 2007, the Master Trust repurchased in the open market a certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as a certain amount of its U.S. dollar-denominated perpetual notes. The total principal amount repurchased in this program was equal to U.S. $1,139.7 million in the aggregate. The table below sets forth the results of the open market transactions:

				Aggregate Principal
		Aggregate Principal		Amount Repurchased		Aggregate Principal
Title of Purchased		Amount Outstanding		in Open Market		Amount Outstanding
Securities	ISIN	before Repurchases		Transactions		after Repurchases

8.50% Notes due 2008	US706451AA95	U.S.$	984,674,000	U.S.$	54,595,000	U.S.$	930,079,000
6.125% Notes due 2008	US70645KAK51		33,742,000		9,911,000		23,831,000
6.125% Notes due 2008	US706451AM34		716,258,000		6,414,000		709,844,000
9.375% Notes due 2008	US706451BA86		487,600,000		18,999,000		468,601,000
7.875% Notes due 2009	US706451AE18		995,449,000		87,846,000		907,603,000
Floating Rate Notes due 2009	USU70577AG35		424,550,000		40,000,000		384,550,000
Floating Rate Notes due 2010	USU70577AJ73		847,676,000		95,505,000		752,171,000
Floating Rate Notes due 2010	US706451AP64		652,324,000		8,000,000		644,324,000
9.125% Notes due 2010	US706451AB78		998,206,000		70,382,000		927,824,000
8.000% Notes due 2011	US706451AF82		743,614,000		12,566,000		731,048,000
Floating Rate Notes due 2012	US70645KAR05		496,410,000		62,859,000		433,551,000
7.375% Notes due 2014	US706451AH49		1,747,650,000		196,591,000		1,551,059,000
5.750% Notes due 2015	US706451BF73		1,749,457,000		28,510,000		1,720,947,000
9.250% Notes due 2018	US706451BB69		339,915,000		5,000,000		334,915,000
8.625% Notes due 2022	US706451AG65		969,990,000		215,756,000		754,234,000
9.500% Notes due 2027	US706451BD26		790,497,000		217,164,000		573,333,000
7.75% Perpetual Notes	XS0201926663		1,750,000,000		9,598,000		1,740,402,000

On October 10, 2007, the Master Trust launched two sets of tender offers. In the first, the Master Trust offered to purchase for cash any and all of the outstanding principal amounts of certain debt securities issued by the Master Trust (which we refer to as the Any and All Tender Offers). The Master Trust purchased the following securities in its Any and All Tender Offers, which closed in October 2007.

							Aggregate
		Outstanding		Aggregate			Principal
		Principal		Principal			Amount
		Amount		Amount			Outstanding
		Before		Tendered and			After
Series of Securities	ISIN	Tender Offers		Not Withdrawn			Tender Offers
5.750% Notes due 2015	US706451BF73	U.S. $	1,720,947,000	U.S. $	1,486,575,000	U.S.$	234,372,000
7.375% Notes due 2014	US706451AH49		1,551,059,000		1,188,064,000		362,995,000
7.375% Notes due 2014	US70645KAM18		210,000		210,000		—
8.000% Notes due 2011	US706451AF82		731,048,000		548,874,000		182,174,000
8.000% Notes due 2011	US70645KAE91		6,386,000		820,000		5,566,000
8.625% Bonds due 2022	US706451AG65		754,234,000		593,989,000		160,245,000
8.625% Bonds due 2022	US70645JAH59		20,000,000		20,000,000		—
8.625% Bonds due 2022	US70645KAH23		10,010,000		10,010,000		—
8.625% Guaranteed Bonds due 2023	US706451BC43		225,395,000		118,888,000		106,507,000
8.625% Guaranteed Bonds due 2023	US70577AR99		109,000		109,000		—
9 1/4% Guaranteed Bonds due 2018	US706451BB69		334,915,000		227,806,000		107,109,000
9 1/4% Guaranteed Bonds due 2018	USU70577AQ17		457,000		350,000		107,000
9.50% Guaranteed Bonds due 2027	US706451BD26		573,333,000		354,116,000		219,217,000
9.50% Guaranteed Bonds due 2027	US706451AW16		385,000		100,000		285,000
9.50% Guaranteed Bonds due 2027	USU70577A572		6,440,000		150,000		6,290,000

In a second tender offer, the Master Trust offered to purchase for cash a portion of the outstanding principal amounts of certain debt securities issued by the Master Trust (which we refer to as the Partial Tender Offers), on the terms and subject to the conditions set forth in its offer to purchase dated October 10, 2007 and the accompanying letter of transmittal. The Master Trust purchased the following securities in its Partial Tender Offers in November 2007.

			Outstanding							Aggregate
			Principal	Aggregate						Principal
			Amount	Principal		Final				Amount
			Before	Amount		Principal				Outstanding
			Tender	Tendered and		Purchase		Final		After
Series of Securities	ISIN		Offers	Not Withdrawn		Amount		Factor		Tender Offers

8.50% Notes due 2008	US706451AA95	U.S. $	930,079,000	U.S.$	585,957,000	U.S.$	113,084,000	19.4226%	U.S.$	816,995,000
	US70645JAC62		30,000		30,000		10,000			20,000
	US70645KAC36		15,296,000		958,000		180,000			15,116,000
6.125% Notes due 2008	US706541AM34		709,933,000		438,750,000		423,533,000	96.5586%		281,400,000
	US70645KAK51		23,742,000		16,932,000		16,342,000			12,401,000
9.375% Guaranteed Notes	US706541BA86		468,601,000		350,928,000		173,826,000	49.5679%		294,775,000
due 2008	USU70577AP34		5,267,000		2,123,000		1,049,000			4,218,000
7.875% Notes due 2009	US70645JAK88		907,603,000		578,202,000		109,876,000	18.9736%		797,727,000
	US70645KAG40		4,451,000		1,550,000		293,000			4,158,000
9.125% Notes due 2010	US706451AB78		927,824,000		477,445,000		374,969,000	78.7345%		552,855,000
	US70645KAB52		1,594,000		140,000		110,000			1,484,000

The open market purchases and tender offers described above were part of PEMEX’s ongoing efforts to manage its external liabilities.

2006 Financing Activities.  During the period from January 1, 2006 to December 31, 2006, Petróleos Mexicanos obtained U.S. $56.2 million in nominal terms in loans from export credit agencies and the Master Trust obtained U.S. $1,914.2 million in nominal terms in loans from financial institutions for use in financing PIDIREGAS. In addition, we participated in the following financing activities:

•	on January 4, 2006, Petróleos Mexicanos borrowed U.S. $800,000,000 under its U.S. $1.25 billion syndicated revolving facility entered into on July 15, 2005 with a group of international financial institutions; under this agreement, borrowings may be made by either the Master Trust or Petróleos Mexicanos; the facility matures in 2010; this borrowing was made in two tranches, A and B, each in the amount of U.S. $400,000,000; both tranches were repaid on February 3, 2006;

•	the Master Trust issued U.S. $750,000,000 of its 5.75% Notes due in 2015 and U.S. $750,000,000 of its 6.625% Bonds due 2035 on February 2, 2006; the notes and bonds were issued under the Master Trust’s Medium-Term Note program, Series A, are guaranteed by Petróleos Mexicanos and were re-openings of earlier issuances;

•	on February 13, 2006, the Master Trust completed a second exchange of outstanding Petróleos Mexicanos debt securities for new securities issued by the Master Trust, pursuant to which the Master Trust issued U.S. $29,334,000 of its 9.00% Guaranteed Notes due 2007, U.S. $34,289,000 of its 8.85% Guaranteed Notes due 2007, U.S. $54,011,000 of its 9 3/8% Guaranteed Notes due 2008, U.S. $16,207,000 of its 9 1/4% Guaranteed Bonds due 2018, U.S. $11,920,000 of its 8.625% Guaranteed Bonds due 2023, U.S. $21,773,000 of its 9.50% Guaranteed Bonds due 2027 and U.S. $17,776,000 of its 9.50% Guaranteed Puttable or Mandatory Exchangeable Securities (POMESsm) due 2027, in exchange for an equal principal amount of corresponding 9.00% Guaranteed Notes due 2007, 8.85% Global Guaranteed Notes due 2007, 9 3/8% Global Guaranteed Notes due 2008, 9 1/4% Global Guaranteed Bonds due 2018, 8.625% Bonds due 2023, 9.50% Global Guaranteed Bonds due 2027 and 9.50% POMESsm due 2027 (which we refer to collectively as the old securities) issued by Petróleos Mexicanos; the old securities were subsequently acquired by Petróleos Mexicanos from the Master Trust;

•	the Master Trust entered into a credit agreement in the amount of U.S. $4.25 billion on May 23, 2006 with a group of international financial institutions, to refinance the syndicated facility dated March 22, 2005 with improved financial conditions; this agreement is guaranteed by Petróleos Mexicanos and consists of two separate tranches of U.S. $1.5 billion and U.S. $2.75 billion, which become due in 2011 and 2013, respectively;

•	on June 7 and on June 22, 2006, Petróleos Mexicanos borrowed U.S. $250.0 million and U.S. $1.0 billion, respectively, under its U.S. $1.25 billion syndicated revolving facility entered into on July 15, 2005 referred to above; each borrowing was made in two tranches; the U.S. $1.0 billion borrowed on June 22, 2006 was repaid on July 24, 2006;

•	on June 7, 2006, Petróleos Mexicanos borrowed the full amount of its U.S. $1.25 billion new syndicated revolving facility, entered into with a group of international financial institutions on May 3, 2006; under this agreement, borrowings may be made by either the Master Trust or Petróleos Mexicanos; this borrowing was repaid on October 6, 2006;

•	on June 16, 2006, Fideicomiso F/163 issued a total of Ps. 10 billion in nominal terms of its certificados bursátiles (publicly-traded notes) guaranteed by Petróleos Mexicanos in the Mexican domestic market;

•	on September 22, 2006, the Master Trust borrowed U.S. $1.0 billion under its syndicated revolving facility of U.S. $1,250,000,000 entered into on July 15, 2005. The facility was fully repaid in December 2006;

•	on October 31, 2006, the Master Trust reutilized the full amount of its U.S. $1.25 billion syndicated revolving facility entered into with a group of financial institutions on May 3, 2006; the facility was fully repaid in December 2006;

•	on December 28, 2006, the Master Trust issued through an inter-company private placement U.S. $1,000,000,000 of Floating Rate Notes due 2011 and U.S. $2,000,000,000 of Floating Rate Notes due 2012; both notes were issued under the Master Trust’s Medium-Term Note Program, Series A, and were purchased by Petróleos Mexicanos; and

•	on December 29, 2006, Fideicomiso F/163 issued through an inter-company private placement Ps. 22,000,000,000 of floating rate debt securities due in 2008, which were purchased by Petróleos Mexicanos.

The inter-company private placements described above did not increase our consolidated net indebtedness.

The following table sets forth the analysis of our total indebtedness as of December 31, 2007 based on short-and long-term debt and fixed or floating rates:

	In millions
	of U.S. dollars

Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	U.S. $	4,377
Lines of credit with fixed interest rates		2,614

Total short-term debt	U.S. $	6,991

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 3.23% to 10.61% and maturities ranging from 2008 to 2035	U.S. $	20,932

Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2008 to 2018	U.S. $	10,651
Floating rate notes with maturities ranging from 2008 to 2014		7,513

Total variable rate instruments	U.S. $	18,164

Total long-term debt	U.S. $	39,096

Total indebtedness(1)	U.S. $	46,087

(1)	Excludes accrued interest and includes notes payable to contractors.

The portion of our total debt at December 31, 2007 corresponding to borrowings of the Master Trust and the Fideicomiso F/163 was U.S. $41.1 billion, composed as follows:

	In millions
	of U.S. dollars

Master Trust
Long-term debt
Instruments with fixed annual interest rates ranging from 3.23% to 9.5% maturities ranging from 2008 to 2035	U.S.	$14,592
Drawings under lines of credit based on LIBOR and other variable rates maturities ranging from 2008 to 2018		9,528
Floating rate notes with maturities ranging from 2008 to 2012		2,543
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd.(1)		1,166
Intercompany private placements at fixed rate(2)		—
Intercompany private placements at variable rate(2)		16,697

Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	U.S.$	3,676
Lines of credit with fixed interest rates		1,779
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd.(1)		325
Total Master Trust’s indebtedness		50,306

Total Master Trust’s intercompany debt		18,188

Total consolidated borrowings of Master Trust	U.S.	$32,118

Fideicomiso F/163
Long-term debt
Instruments with fixed annual interest rates ranging from 8.38% to 11% and maturities ranging from 2008 to 2019	U.S.$	$2,937
Drawings under lines of credit based on LIBOR and other variable rates and maturities ranging from 2008 to 2014		5,655
Intercompany private placements at floating rate(2)		2,945

Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various national commercial banks	U.S.$	309
Lines of credit with fixed interest rates		95
Total Fideicomiso F/163’s indebtedness		11,941

Total Fideicomiso F/163’s intercompany debt		2,945

Total consolidated borrowings of Fideicomiso F/163	U.S.	$8,996

Total intercompany debt	U.S.	$21,133

Total consolidated indebtedness of Pemex Project Funding Master Trust and Fideicomiso F/163(3)	U.S.	$41,114

Note: Numbers may not total due to rounding

(1)	This amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of both Pemex-Exploration and Production, Master Trust and Pemex Finance, Ltd. (i.e., the effects of intercompany indebtedness are eliminated).

(2)	Intercompany private placements do not increase PEMEX’s total indebtedness, since their balances are eliminated in the consolidation.

(3)	Excludes accrued interest and notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the five years from 2003 to 2007.

Total Indebtedness of PEMEX

	Year Ended December 31,(1)
	2003		2004		2005		2006		2007
	(in millions of U.S. dollars)(3)

Domestic Debt in Various Currencies(3)	U.S.$	2,900	U.S.$	6,530	U.S.$	10,416	U.S.$	10,885	U.S.$	9,227
External Debt(4)
MYRA(5)	U.S. $	153	U.S. $	77	U.S. $	38		—		—
Other direct bank loans(6)		2,769		1,789		1,186		686		3,013
Securities
Bonds(7)		16,285		22,133		25,931		27,583		20,766
Commercial paper		432		—		—		—		—

Total securities		16,717		22,133		25,931		27,583		20,766
Trade financing(8)
Acceptance lines		540		—		—		—		—
Advances from commercial banks(9)		3,323		2,409		4,370		4,310		4,250

Total trade financing		3,863		2,409		4,370		4,310		4,250
Purchasing loans(10)		387		366		309		257		171
Financial leases		254		197		153		70		—
Export credit agency loans (project finance)(11)		4,636		5,471		6,322		7,439		7,434
Notes payable to contractors		1,195		1,186		1,068		952		1,227

Total external debt	U.S.$	29,974	U.S. $	33,628	U.S.$	39,377	U.S.$	41,297	U.S.$	36,861

Total Indebtedness(2)	U.S.$	32,874	U.S.$	40,158	U.S.$	49,793	U.S.$	52,183	U.S.$	46,087

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $459 million, U.S. $231 million, U.S. $95 million, U.S. $139 million and U.S.$5.4 million at December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(2)	Includes U.S. $22.5 billion, U.S. $26.0 billion, U.S. $32.9 billion , U.S. $35.5 billion and U.S. $32.1 billion of indebtedness of the Master Trust as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and U.S. $1.4 billion, U.S. $5.5 billion, U.S. $9.9 billion, U.S. $10.6 billion and U.S. $9.0 billion of indebtedness of Fideicomiso F/163 as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(3)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 11.236 = U.S. $1.00 for 2003, Ps. 11.2648 = U.S. $1.00 for 2004, Ps. 10.7777 = U.S. $1.00 for 2005, Ps. 10.8810 = U.S. $1.00 for 2006 and Ps. 10.8662 = U.S. $1.00 for 2007. See Notes 3 and 10 to our consolidated financial statements included herein.

(4)	Indebtedness payable other than in pesos and owed to persons or institutions having its head office or chief place of business outside Mexico, and payable outside the territory of Mexico.

(5)	Multi-Year Restructuring Agreement.

(6)	Includes U.S. $2.5 billion under a syndicated revolving credit facility in 2007.

(7)	Includes, in 2004, 2005, 2006 and 2007, issuance by RepCon Lux, S.A. of U.S. $1.37 billion of its 4.5% Guaranteed Exchangeable Bonds due 2011 and in 2005, 2006 and 2007, U.S. $2.3 billion, U.S. $1.9 billion and U.S. $1.5 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd” below.

(8)	To finance external trade of crude oil and derivatives.

(9)	Includes indebtedness of the Master Trust in trade financing advances from commercial banks of U.S. $3.2 billion as of December 31, 2003, U.S. $2.4 billion as of December 31, 2004, U.S. $4.4 billion as of December 31, 2005, U.S. $4.3 billion as of December 31, 2006 and U.S. $4.25 billion as of December 31, 2007.

(10)	To finance imports of equipment and spare parts.

(11)	Includes U.S. $4,529 million, U.S. $5,428 million, U.S. $6,285 million, U.S. $7,409 million and U.S.$7,411 million of indebtedness of the Master Trust as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.
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

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican FRS, are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable by Pemex Finance, Ltd. have been reclassified as debt. The option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, which was approximately U.S. $1.53 billion as of December 31, 2007, has been redeemed.

As of December 31, 2007, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $1.53 billion aggregate principal amount of notes with maturities ranging from 2008 to 2018 and interest rates ranging between 8.875% and 10.61%, as well as two series of floating rate notes.

2008 Financing Activities.  On each of February 15 and May 15, 2008, Pemex Finance, Ltd. made payments of U.S. $83.3 million in principal of its notes. Pemex Finance, Ltd. has not incurred any additional indebtedness during 2008.

2007 Financing Activities.  During 2007, Pemex Finance, Ltd. made payments of U.S. $387.0 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2007.

2006 Financing Activities.  During 2006, Pemex Finance, Ltd. made payments of U.S. $390.0 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2006.

Contractual Obligations and Off-balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2007 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2007(1)

			Payments due by period
			Less than 1						After
	Total		year		1-3 years		4-5 years		5 years
	(in millions of U.S. dollars)

Contractual obligations recognized in balance sheet:
Long-term debt(2)	U.S. $	44,863.1	U.S. $	6,576.8	U.S. $	12,158.1	U.S. $	8,699.8	U.S. $	17,428.3
Notes payable to contractors(2)		1,226.6		416.6		505.4		60.4		244.2
Other long-term liabilities:
Dismantlement and abandonment costs obligations(3)		1,578.1		104.2		205.5		250.0		1,018.5
Employee benefit plan(4)		48,609.6		2,862.2		6,151.0		7,241.1		32,355.3

Total contractual obligations recognized in balance sheet		96,277.4		9,959.8		19,020.0		16,251.3		51,046.4

Other contractual obligations not recognized in liabilities:
PIDIREGAS commitments(5)		28,168.5		5,090.6		12,727.5		3,478.0		6,872.5
Financed Public Works Contracts(6)		640.4		45.7		91.4		91.3		412.0
Nitrogen supply contract(7)		1,685.4		181.3		314.1		318.8		871.3

Total contractual obligations not recognized in liabilities		30,494.4		5,317.6		13,133.0		3,888.1		8,155.8

Total contractual obligations	U.S.$	126,771.9	U.S. $	15,277.4	U.S.$	32,153.0	U.S. $	20,139.4	U.S.$	59,202.1

Note: These figures do not include accrued interest or future interest payments. Numbers may not total due to rounding.

(1)	All amounts calculated in accordance with Mexican FRS.

(2)	See Note 10 to our consolidated financial statements.

(3)	See Note 3e., 3i. and 9 to our consolidated financial statements.

(4)	See Note 12 to our consolidated financial statements.

(5)	As of December 31, 2007 PEMEX had entered into contracts with various contractors for an approximate amount of Ps. 306,084.6 million (U.S. $28,168.5 million). These contracts are for the development of PIDIREGAS. Figures in the table include only the amounts corresponding to the works pending to be performed by the third-party contractors.

(6)	See Note 15c. to our consolidated financial statements.

(7)	See Note 15b. to our consolidated financial statements.

As of December 31, 2007, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

The following tables set forth information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2007:

Fair Value of Natural Gas Derivative Contracts

(in thousands of U.S. dollars)

Fair value of contracts outstanding at the beginning of the period	U.S.$	5,488
Contracts realized or otherwise settled during the period		11,440
Fair value of new contracts when entered into during the period		1,314
Other changes in fair values		(16,681)

Fair value of contracts outstanding at the end of the period	U.S.$	1,560.9

Fair Value of Natural Gas Derivative Contracts at Period-End by Maturity

	Maturity less			Maturity in
	than	Maturity	Maturity	excess of 5
Source of Fair Value	1 year	1-3 years	4-5 years	years	Total fair value
(in thousands of U.S. dollars)

Prices actively quoted	(U.S. $38.33)	—	—	—	(U.S. $38.33)
Prices provided by other external sources	U.S.$1,394.17	U.S.$205.10	—	—	U.S.$1,599.26

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2007 as well as the percentage change in sales revenues for the years 2005 to 2007.

	Year Ended December 31,										2006	2007
	2003		2004		2005		2006		2007		vs. 2005	vs. 2006
	(in millions of constant pesos at December 31, 2007)
											(%)	(%)

Exploration and Production
Trade sales(1)		—		—		—		—		—	—	—
Intersegment sales	Ps.	500,671	Ps.	625,864	Ps.	773,337	Ps.	890,012	Ps.	912,295	15.1	2.5

Total net sales		500,671		625,864		773,337		890,012		912,295	15.1	2.5
Refining
Trade sales(1)(2)		334,187		352,693		381,355		406,963		430,383	6.7	5.8
Intersegment sales		27,509		30,146		41,308		46,242		42,229	11.9	(8.7)

Total net sales		361,696		382,840		422,663		453,206		472,612	7.2	4.3
Gas and Basic Petrochemicals
Trade sales(1)		107,450		129,468		144,987		138,688		139,963	(4.3)	0.9
Intersegment sales		59,621		74,956		89,170		83,058		82,941	(6.9)	(0.1)

Total net sales		167,071		204,424		234,158		221,746		222,904	(5.3)	0.5
Petrochemicals
Trade sales(1)		12,800		18,770		21,827		21,639		21,702	(0.9)	0.3
Intersegment sales		7,112		8,217		9,518		9,654		35,942	1.4	272.3

Total net sales		19,911		26,987		31,345		31,293		57,644	(0.2)	84.2
Corporate and subsidiary companies
Trade sales(1)(3)		281,818		364,190		455,660		536,220		543,988	17.7	1.4
Intersegment sales and eliminations		(594,913)		(739,182)		(913,332)		(1,028,969)		(1,073,408)	12.7	4.3

Total net sales		(313,095)		(374,992)		(457,672)		(492,749)		(529,420)	7.7	7.4

Total Net Sales	Ps.	736,254	Ps.	865,122	Ps.	1,003,831	Ps.	1,103,510	Ps.	1,136,035	9.9	2.9

Note: Numbers may not total due to rounding.

(1)	Sales to external customers.

(2)	Includes IEPS tax, except in 2006 and 2007, when the IEPS tax rate was negative.

(3)	Includes services income.
Source: PEMEX’s financial statements.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the five-year period ended December 31, 2007, as well as the percentage change in income for the years 2005 to 2007.

	Year Ended December 31,										2006	2007
	2003		2004		2005		2006		2007		vs. 2005	vs. 2006
	(in millions of constant pesos at December 31, 2007)										(%)	(%)

Business Segment
Exploration and Production	Ps.	1,316	Ps.	(15,250)	Ps.	(19,702)	Ps.	75,888	Ps.	19,966	—	(73.7)
Refining		(42,505)		(24,612)		(57,508)		(35,326)		(45,654)	(38.6)	(29.2)
Gas and Basic Petrochemicals		9,017		13,000		7,214		6,312		4,958	(12.5)	(21.5)
Petrochemicals		(17,156)		(13,739)		(17,852)		(18,029)		(16,086)	1.0	(10.8)
Corporate and subsidiary companies(1)		1,629		12,157		5,490		18,108		18,508	229.8	2.2

Total net income/(loss)	Ps.	(47,699)	Ps.	(28,443)	Ps.	(82,358)	Ps.	46,953	Ps.	(18,308)	—	—

Note: Numbers may not total due to rounding.

(1)	Includes intersegment eliminations.
Source:  PEMEX’s financial statements.

2007 Compared to 2006

Exploration and Production

In 2007, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 4.4% in peso terms and by 8.8% in U.S. dollar terms, mainly due to an increase in the average sales prices and volumes of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $61.57 in 2007, as compared to U.S. $53.20 in 2006. Intersegment sales increased by 2.5%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities decreased by 73.7%, or Ps. 55,922 million, from Ps. 75,888 million in 2006 to Ps.19,966 million in 2007, primarily as a result of an increase in taxes and duties, as well as an increase in operating expenses.

Refining

In 2007, trade sales related to refining activities increased by 5.8%, from Ps. 406,963 million in 2006 to Ps. 430,383 million in 2007, due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales decreased by Ps. 4,013 million, or 8.7%, to Ps. 42,229 million, largely due to the fact that products produced by certain plants at the Cangrejera field began to be produced and commercialized by Pemex-Petrochemicals. In 2007, the total loss related to refining activities was Ps. 45,654 million, 29.2% more than the loss of Ps. 35,325 million in 2006. The loss was primarily due to greater purchases of petroleum products, mainly gasolines and diesel.

Gas and Basic Petrochemicals

In 2007, trade sales related to the natural gas and basic petrochemical business segment increased by 0.9%, from Ps. 138,688 million in 2006 to Ps. 139,963 million in 2007. LPG sales increased by 1.8%, from Ps. 54,691 million in 2006 to Ps. 55,663 million in 2007, principally due to an increase in LPG prices. Natural gas sales increased by 3.9%, from Ps. 79,232 million in 2006 to Ps. 82,295 million in 2007, mainly due to an increase in natural gas prices. Income related to natural gas and basic petrochemicals decreased by 21.5%, or Ps. 1,354 million, from Ps. 6,312 million in 2006 to Ps. 4,958 million in 2007, mainly due to an increase in expenses incurred in connection with natural gas operations.

Petrochemicals

In 2007, trade sales related to the petrochemicals business segment increased by 0.3%, from Ps. 21,639 million in 2006 to Ps. 21,702 million in 2007. Prices and volumes for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2007, the volume of petrochemical exports decreased by 26.0%, from 326 thousand tons in 2006 to 241.1 thousand tons in 2007. Losses related to petrochemical activities decreased by 10.8%, from Ps. 18,029 million in 2006 to Ps. 16,086 million in 2007, mainly due to an increase in the volume of imports of methanol, vinyl chloride and xylene.

Corporate and subsidiary companies

In 2007, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties and the trading activities of the PMI Group increased by 1.4% in peso terms, from Ps. 536,220 million in 2006 to Ps. 543,988 million in 2007, as a result of increased prices of the crude oil that we exported. In 2007, net income related to corporate and subsidiary companies after intercompany eliminations, which includes the international trading activities of the PMI Group, increased from Ps.18,108 million in 2006 to Ps.18,508 million in 2007, primarily due to an increase in sales.

2006 Compared to 2005

Exploration and Production

In 2006, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 19.3% in peso terms and by 23.0% in U.S. dollar terms, mainly due to an increase in crude oil export prices. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $53.20 in 2006, as compared to U.S. $42.61 in 2005. Intersegment sales increased by 15.1%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased by Ps. 95,590 million, from a loss of Ps. 19,702 million in 2005 to income of Ps. 75,888 million in 2006, primarily as a result of a decrease in taxes and duties and an increase in sales of crude oil.

Refining

In 2006, trade sales related to refining activities increased by 6.7%, from Ps. 381,355 million in 2005 to Ps. 406,963 million in 2006, due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by 11.9%, to Ps. 46,242 million, largely due to an increase in the sales volumes of virgin stock and diesel. In 2006, the total loss related to refining activities was Ps. 35,325 million, 38.6% less than the loss of Ps. 57,509 million in 2005. The decreased loss was primarily due to greater purchases of petroleum products, mainly gasolines and diesel.

Gas and Basic Petrochemicals

In 2006, trade sales related to the natural gas and basic petrochemical business segment decreased by 4.3%, from Ps. 144,987 million in 2005 to Ps. 138,688 million in 2006. LPG sales increased by 4.6%, from Ps. 52,309 million in 2005 to Ps. 54,691 million in 2006, principally due to an increase in LPG prices. Natural gas sales decreased by 7.7%, from Ps. 85,881 million in 2005 to Ps. 79,232 million in 2006, mainly due to a decrease in natural gas prices and volume. Income related to natural gas and basic petrochemicals decreased by 12.5%, from Ps. 7,214 million in 2005 to Ps. 6,312 million in 2006, mainly due to an increase in expenses incurred in connection with natural gas operations.

Petrochemicals

In 2006, trade sales related to the petrochemicals business segment decreased by 0.9%, from Ps. 21,827 million in 2005 to Ps. 21,639 million in 2006. Prices and volumes for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2006, the volume of petrochemical exports decreased by 12.1%, from 371 thousand tons in 2005 to 326 thousand tons in 2006. Losses related to petrochemical activities increased by 1.0%, from Ps. 17,852 million in 2005 to Ps. 18,030 million in 2006, mainly due to an increase in the volume of imports of methanol, vinyl chloride and xylene.

Corporate and subsidiary companies

In 2006, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties and the trading activities of the PMI Group increased by 17.7% in peso terms, from Ps. 455,660 million in 2005 to Ps. 536,220 million in 2006, as a result of increased prices of the crude oil that we exported and the strengthening of the dollar against the peso. In 2006, net income related to corporate and subsidiary companies after intercompany eliminations, which includes the international trading activities of the PMI Group, increased from Ps. 5,490 million in 2005 to Ps. 18,108 million in 2006, primarily due to an increase in sales.

U.S. GAAP Reconciliation

Net income (loss) under U.S. GAAP differs from net income (loss) under Mexican FRS due to several factors, which are differences in methods of accounting for exploration and drilling costs, pension, seniority premiums and post-retirement benefit obligations, accrued vacation, capitalized interest, impairment of fixed assets, depreciation, derivatives, profit in inventory, deferred taxes, reclassification of Pemex Finance, Ltd. net income to minority interest and our investment in Repsol shares. The amounts of these adjustments vary each year. For further information regarding these and other differences between Mexican FRS and U.S. GAAP as they relate to our results, see Note 21 to our consolidated financial statements included herein.

Income/(loss) and Equity (Deficit) under U.S. GAAP

For the year ended December 31, 2007, our loss under U.S. GAAP was approximately Ps. 32.6 billion, representing a Ps. 14.3 billion increase from the net loss recorded under Mexican FRS. For the year ended December 31, 2006, our net income under U.S. GAAP was approximately Ps. 56.7 billion, representing a Ps. 9.8 billion increase from the net income recorded under Mexican FRS. For the year ended December 31, 2005, our net loss under U.S. GAAP was approximately Ps. 79.8 billion, representing a Ps. 2.6 billion decrease from the net loss recorded under Mexican FRS. For further detail regarding the adjustments related to these amounts, see Note 21 to our consolidated financial statements included herein.

Our equity deficit under U.S. GAAP was approximately Ps. 198.1 billion at December 31, 2007, as compared to an equity deficit of Ps. 22.9 billion at December 31, 2006. For further detail regarding the adjustments related to these amounts, see Note 21 to our consolidated financial statements included herein.

Recently Issued Accounting Standards

New Mexican FRS Accounting Standards

Accounting basis for the preparation of financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS as promulgated by the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board or CINIF).

Certain line items from the financial statements as of December 31, 2006 have been reclassified in order to make the presentation of such financial statements comparable to that of the financial statements as of December 31, 2007.

Change in accounting standards

Effective June 1, 2004, the CINIF assumed responsibility for setting the accounting and reporting standards in Mexico. As part of this responsibility, during 2004 and 2005, the CINIF issued several NIFs, which became effective on January 1, 2006.

The main objective of Mexican FRS is to achieve the maximum possible harmonization and convergence of Mexican accounting and reporting standards and regulatory practices with Normas Internacionales de Información Financiera (International Financial Reporting Standards or IFRS).

The Mexican FRS hierarchy, as in effect since January 1, 2006, is as follows:

•	The NIFs and the CINIF’s interpretation of the NIFs;

•	the bulletins previously issued by the Comisión de Principios de Contabilidad (Accounting Principles Commission or CPC) of the Instituto Mexicano de Contadores Publicos (Mexican Institute of Public Accountants, or MIPA), to the extent that they have not been modified, superseded or replaced by the new NIFs; and

•	IFRS when applicable, which supplement the NIFs.

The circulars issued by the CPC will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by new NIFs.

New NIFs issued by the CINIF

The CINIF has issued, and PEMEX is currently evaluating the effect of the adoption of, these new pronouncements:

•	FRS B-10 “Effects of inflation,” which supersedes Bulletin B-10 and its five amendments, as well as the related circulars and Interpretation of Financial Reporting Standards (INIF) 2. The principal guidelines established by this FRS include: (1) the change in the value of the unidad de inversión (UDI) may be used to determine inflation for a given period; (2) the election to use inventory replacement costs as well as specific indexation for fixed assets is eliminated; (3) an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment, which exists when accumulated inflation is equal to or higher than 26% in the most recent three-year period; and (4) the accounts of (a) gain or loss from holding non-monetary assets (RETANM), (b) monetary position gains or losses (REPOMO), and (c) deficit/excess in equity restatement will be reclassified to retained earnings, when their unrealized portion is not identified. We estimate that the initial effects of this new FRS will result in a charge to retained earnings and a credit to surplus in the restatement of equity of Ps. 178,172 million.

•	FRS D-3 “Employee benefits,” which supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and INIF 4. The principal guidelines established by this FRS are: (1) a maximum of five years for amortizing unrecognized/unamortized items, with the option for immediate recognition of actuarial gains or losses in results of operations; (2) the elimination of the recognition of an additional liability and related intangible asset and any related item as a separate element of stockholders’ equity; (3) the inclusion of severance benefits in results of operations; and (4) the presentation of ESPS, including deferred ESPS, in the statement of income as ordinary operations. In addition, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, and that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years’ financial statements. We are currently evaluating the impact of the initial effects of this new FRS.

•	FRS D-4 “Tax on earnings,” which supersedes Bulletin D-4 and Circulars 53 and 54. The principal guidelines established by this FRS are: (1) the reclassification of balance of the cumulative income tax effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings; (2) the recognition of asset taxes as a tax credit (benefit), rather than a tax prepayment; and (3) the transfer of the accounting treatment of ESPS incurred and deferred to FRS D-3, as outlined above. We estimate that the initial effects of this new FRS will not be material.

•	FRS B-2 “Statement of cash flows,” which supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are: (1) the replacement of the statement of changes in financial position with the statement of cash flows; (2) the reporting of cash inflows and cash outflows in nominal currency units, i.e., the effects of inflation are not included; (3) the establishment of two alternative preparation methods (direct and indirect), without stating a preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally cash flows from financing activities; (4) the reporting of captions of principal items as gross; and (5) the requirement of disclosure of the composition of those items considered cash equivalents.

•	FRS B-15 “Translation of foreign currencies,” which supersedes Bulletin B-15. The principal guidelines established by this FRS are: (1) the substitution of the integrated foreign operation and foreign entity concepts for determining recording currency, functional currency and reporting currency, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on a holding company; and (2) the inclusion of translation procedures for those cases where the reporting currency is different from the functional currency.

•	FRS B-13 “Subsequent events,” which requires, among other things, the recognition of assets and liabilities restructuring charges in the period in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. Such issues, if applicable, will be disclosed in the notes to the financial statements.

•	FRS C-13 “Related Parties,” which extends to the definition and scope of the related parties and increases the disclosure requirements in the notes to the financial statements.

New U.S. GAAP Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (which we refer to as SFAS 159). SFAS 159 gives entities the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective as of an entity’s 2008 fiscal year. We are currently evaluating the impact the adoption of SFAS 159 could have on our financial condition, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (which we refer to as SFAS 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS 157 does not require any new fair value measures. SFAS 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We are currently evaluating the impact of adopting SFAS 157 on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (which we refer to as SFAS 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements— an amendment to ARB No. 51 (which we refer to as SFAS 160). SFAS 141R and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both SFAS 141R and SFAS 160 are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting SFAS 141R and SFAS 160 on our results of operations and financial position.

In September 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Post-retirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (which we refer to as EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls an insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a post-retirement benefit, in accordance with FASB Statement No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” or APB Opinion No. 12, “Omnibus Opinion-1967”, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the post-retirement period. This guidance is effective for reporting periods beginning after December 15, 2007. We are in the process of assessing the impact of adopting EITF 06-4 on our results of operations and financial position; however, we currently expect that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with our executive officers.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (which we refer to as SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, although early adoption is permitted. We are currently evaluating the impact that adopting SFAS 161 would have on our results of operations and financial position.

Item 6.	Directors, Senior Management and Employees

An eleven-member Board of Directors governs Petróleos Mexicanos. The President of Mexico appoints six members, including the Chairperson of the Board of Directors. An amendment to the Organic Law requires that the members of the Board of Directors of Petróleos Mexicanos include the Secretary of the SEMARNAT. The President of Mexico also appoints the Director General of Petróleos Mexicanos. The Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union, or the Union) selects the remaining five directors from among our employees. Alternate directors are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board. The members of the Board of Directors are not appointed for a specific term. The members of the Board of Directors, except for those members selected by the Union, serve subject to the discretion of the President of Mexico.

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

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 18, 2008.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Ms. Georgina Y. Kessel Martínez	Chairwoman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1950 Business experience: Director General of the Casa de Moneda de México; Mexican Mint; Director of the Investment Unit of the Ministry of Finance and Public Credit; and President of the Energy Regulating Commission. Other board memberships: Chairwoman of Federal Electricity Commission; Chairwoman of Central Light and Power; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Comisión Nacional de Vivienda.	2006
Mr. Juan Rafael Elvira Quesada	Board Member of Petróleos Mexicanos and Secretary of the Environment and Natural Resources Born: 1958 Business experience: Assistant Attorney for Industrial Inspection at the PROFEPA; Undersecretary for Environmental Promotion and Regulations of the Ministry of the Environment and Natural Resources; and Director General of the Primary Sector and Renewable Natural Resources of the Ministry of the Environment and Natural Resources. Other board memberships: Federal Electricity Commission.	2006
Mr. Gerardo Ruiz Mateos	Board Member of Petróleos Mexicanos and Head of the President’s Office Born: 1965 Business experience: Coordinator of Cabinets and Special Projects of the President’s Office; Management and Finance Coordinator of Felipe Calderón’s presidential campaign; and President of Linde Pullman México, S.A. de C.V.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Eduardo Sojo Garza Aldape	Board Member of Petróleos Mexicanos and Secretary of Economy
Born: 1956
Business experience: Economic advisor of Felipe Calderón’s presidential campaign; Liaison coordinator with the Federal Public Administration for the transition team of the President-elect; Head of the President’s Office for Public Policy and Coordinator of the Economic Cabinet.
	Other board memberships: Aeropuertos y Servicios Auxiliares; Baja Bulk Carriers; Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of the Banco Nacional de Comercio Exterior, S.N.C.; Caminos y Puentes Federales y Servicios Conexos; Chairman of the Centro Nacional de Metrología; Federal Electricity Commission; Comisión Intersecretarial de Desincorporación; Comisión Intersecretarial de Gasto-Financiamiento; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial para la Transparencia y el Combate a la Corrupción de la Administración Pública Federal; Chairman of the Comisión Nacional de Inversiones Extranjeras; Consejo General de Investigación Científica y Desarrollo Tecnológico; Chairman of the Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Chairman of the Fondo para la Micro, Pequeña y Mediana Empresa; Chairman of the Consejo Nacional de Ciencia y Tecnología; Fideicomiso del Fondo Institucional para el Fomento de la Ciencia, el Fomento de la Tecnología y el Fomento, Desarrollo y Consolidación de Científicos y Tecnólogos; Fondo Sectorial de Ciencia y Tecnología para el Desarrollo Económico; Chairman of the Instituto Mexicano de la Propiedad Industrial; Servicio Postal Mexicano; Nacional Financiera, S.N.C.; Chairman of the Servicio Geológico Mexicano; Telecomunicaciones de México; Chairman of Exportadora de Sal, S.A. de C.V.; and Chairman of Transportadora de Sal, S.A. de C.V.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Luis Téllez Kuenzler	Board Member of Petróleos Mexicanos and Secretary of Communications and Transportation
Born: 1958
Business experience: Co-Director of the Carlyle Group Mexico; Executive Vice President of Grupo Desc, S.A. de C.V.; and Secretary of Energy. Other board memberships:
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
Born: 1958
Business experience: Deputy Managing Director of the International Monetary Fund; Undersecretary of the Ministry of Finance and Public Credit; and several positions such as Director General of Economic Research, Treasurer and Chief of Staff of the Governor of Banco de México.
	Other board memberships: Chairman of Agroasemex, S.A., Instituto Nacional de Seguros; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of Banco Nacional de Comercio Exterior, S.N.C.; Chairman of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Comisión Nacional Bancaria y de Valores; Comisión Nacional de Seguros y Fianzas; Chairman of Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.; Chairman of Nacional Financiera, S.N.C.; Chairman of Sociedad Hipotecaria Federal, S.N.C.; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Chairman of Casa de Moneda de México; Federal Electricity Commission; Chairman of Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros; Chairman of Financiera Rural; Fondo de Cultura Económica; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; Instituto Mexicano del Seguro Social; Instituto para la Protección al Ahorro Bancario; Chairman of Servicio de Administración y Enajenación de Bienes; Chairman of Servicio de Administración Tributaria; Chairman of Comisión Intersecretarial de Desincorporación; Chairman of Comisión Intersecretarial de Gasto Financiamiento; Comisión Intersecretarial de Política Industrial; Comisión de Transparencia y Combate a la Corrupción en la Administración Pública Federal; Comisión Nacional de Inversiones Extranjeras; Consejo Nacional de Infraestructura; Governor for Mexico of Inter-American Development Bank; Governor for Mexico of Inter-American Investment Corporation; Governor for Mexico of the International Bank for Reconstruction and Development (World Bank); Governor for Mexico of International Development Association; Governor for Mexico of the Multilateral Investment Guarantee Agency of the World Bank; Governor for Mexico of the Caribbean Development Bank; and Chairman of the Foreign Exchange Commission of Banco de México.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Fernando Pacheco Martínez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Exterior and Propaganda Secretary of the Union; Internal and Agreements Secretary of the Union; and General Secretary of Section 24 of the Union.	2007
Mr. Jorge Wade González	Board Member of Petróleos Mexicanos and Union Representative Born: 1947 Business experience: Union commissioner of Petróleos Mexicanos.	2007
Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos and Union Representative Born: 1954 Business experience: Senator of the LIXth Legislature; Chairman of the General Supervision Board of the General Executive Committee of the Union; and Treasury Secretary of the General Executive Committee of the Union.	2001
Mr. Héctor Manuel Sosa Rodríguez	Board Member of Petróleos Mexicanos and Union Representative Born: 1964 Business experience: General Secretary of Section 34 of the Union; Exterior Secretary of the Union; and Internal Secretary of the Union.	2007
Mr. Pedro García Barabata	Board Member of Petróleos Mexicanos and Union Representative Born: 1957 Business experience: Union commissioner of Petróleos Mexicanos.	2007
Mr. Jesús Federico Reyes Heroles González Garza	Director General / Chief Executive Officer Born: 1952 Business experience: Executive President of GEA Structura; Mexican Ambassador to the United States; and Secretary of Energy. Other board memberships: Chairman of the Instituto Mexicano del Petróleo.	2006
Mr. Esteban Levin Balcells	Chief Financial Officer Born: 1972 Business experience: Deputy Director of Finance and Treasury of Petróleos Mexicanos; Acting Deputy Director of the Financial Information Systems of Petróleos Mexicanos; Chief of Staff of the Corporate Financial Office of Petróleos Mexicanos; and Associate Consultant and Engagement Manager of McKinsey & Co. Other board memberships: Instituto Mexicano del Petróleo; Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2006

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Ms. Martha Alicia Olvera Rodríguez	Deputy Director of Programming and Budgeting Born: 1954 Business experience: Associate Managing Director of Planning and Financial Programming of Petróleos Mexicanos; Associate Managing Director of Budget Control of Petróleos Mexicanos; and Deputy Manager of Programs Integration of Petróleos Mexicanos.	2002
Mr. Mauricio Alazraki Pfeffer	Deputy Director of Finance and Treasury Born: 1965 Business experience: Associate Managing Director of Finance of Petróleos Mexicanos; Deputy Manager of Capital Markets of Petróleos Mexicanos; and Manager of Corporate Finance for Latin America of West Merchant Bank, Ltd.	2006
Mr. Víctor M. Cámara Peón	Deputy Director of Financial Information Systems Born: 1943 Business experience: Advisor of the Chief Financial Officer of Petróleos Mexicanos; Director of Control and Operational Risk of Banco Nacional de México, S.A.; and Director General of Human Resources of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A. de C.V.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003
Vacant	Deputy Director of Economic Planning
Mr. José Manuel Carrera Panizzo	Deputy Director of Risk Management Born: 1969 Business experience: Manager of Foreign Exchange, Metals, Coins and International Agreements of Banco de México; Research Officer of Markets Analysis and Evaluation of Banco de México; and Foreign Exchange Trader of Banco de México.	2001
Mr. Rosendo Villarreal Dávila	Corporate Director of Management Born: 1942 Business experience: Head of the Internal Control Body of the SFP; Senator of the LVIth and LVII th Legislature; and Mayor of Saltillo, State of Coahuila. Other board memberships: Transportes Villarreal Berlanga, S.A. de C.V.	2005
Mr. Lamberto Alonso Calderón	Deputy Director of Labor Relations Born: 1953 Business experience: Advisor “A” of the Deputy Director of Finance and Management of Pemex-Refining; Chief of Commercial Performance and Control Procedures Unit of Pemex-Refining; and Chief of Management Unit of Pemex-Refining.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. José Néstor García Reza	General Counsel Born: 1965 Business experience: Head of Legal Advising Office of Pemex-Exploration and Production; Chief of the Legal Unit of Pemex-Exploration and Production; and Legal Director of Banca Quadrum, S.A.	2005
Mr. Ignacio López Rodríguez	Deputy Director of Corporate Services Born: 1971 Business experience: Private Secretary of the Corporate Director of Management of Petróleos Mexicanos; Advisor of the Corporate Director of Management of Petróleos Mexicanos; and Technical Coordinator of the Corporate Director of Management of Petróleos Mexicanos.	2007
Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Health Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Administrative Deputy Manager of Petróleos Mexicanos; and Director of Central South High Specialty Hospital of Petróleos Mexicanos.	2000
Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources Born: 1959 Business experience: Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos; Chief of the Process and Information Unit of Petróleos Mexicanos; Leader of Human Resources Unit of Petróleos Mexicanos.	2005
Mr. Emilio del Bosque González	Corporate Deputy Director of Equity Management Born: 1947 Business experience: Strategy and Negotiations Consultant; Corporate Director of Supplying of Grupo Industrial Saltillo, S.A. de C.V.; and Director of Purchases of CIFUNSA, S.A. de C.V. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2006
Mr. Raúl Alejandro Livas Elizondo	Corporate Director of Operations Born: 1966 Business experience: Chief Executive Officer of MxV México Capital Ventures, S. de R.L. de C.V.; Director of Management and Business Development of Intellego, S.C.; and Partner-Consultant of GEA Grupo de Economistas y Asociados, S.C.	2007
Mr. Manuel Reynaud Aveleyra	Deputy Director of Business Process and Technological Infrastructure Born: 1954 Business experience: Chairman and Director General of PAGOSS, S.A. de C.V.; Chairman and Director General of Procesar, S.A. de C.V.; and Director General of Afore Santander Mexicano, S.A. de C.V. Other board memberships: Chairman and Director General of PAGOSS, S.A. de C.V.	2008

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Strategy and Operative Planning Born: 1959 Business experience: Deputy Director of Operations Evaluation of Pemex-Refining; Associate Managing Director of Operations and Evaluation of Petróleos Mexicanos; and Deputy Manager of Economic Studies of Petróleos Mexicanos.	2004
Mr. Alejandro Martínez Sibaja	Deputy Director of Operation and Strategy Execution Born: 1956 Business experience: Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Programming and Analysis of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Operations of PMI.	2005
Mr. Guillermo Camacho Uriarte	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1954 Business experience: Corporate Associate Managing Director of Regulations of Petróleos Mexicanos; Associate Managing Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; and Head of the Quality Systems Auditing Unit of Petróleos Mexicanos.	2007
Mr. Raúl Mendoza Mata	Deputy Director of Supplies Born: 1941 Business experience: Associate Managing Director of Technical and Administrative Disputes of Petróleos Mexicanos; Advisor of the Deputy Director of Engineering and Strategic Works Development of Pemex-Exploration and Production; and Deputy Manager of Engineering of Pemex-Exploration and Production.	2007
Mr. Francisco Fernández Lagos	Deputy Director of Pipeline Transportation System Coordination Born: 1955 Business experience: Associate Managing Director of Maintenance Management of Pemex-Exploration and Production; Associate Managing Director of Pipelines Maintenance of Pemex-Exploration and Production; and Deputy Manager of Maintenance (South region) of Pemex-Exploration and Production.	2008

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Pedro Ismael Hernández Delgado(1)(	Deputy Director of Maintenance Coordination Born: 1957 Business experience: Associate Managing Director of Tracking the Industrial Safety and Environmental Protection System of Petróleos Mexicanos; Associate Managing Director of Refineries Maintenance of Pemex-Refining; and Associate Managing Director of Infrastructure Development of Pemex-Refining. Other board memberships: Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (Alternate)	2006
Mr. Jorge José Borja Navarrete	Corporate Director of Engineering and Project Development Born: 1943 Business experience: Director General of ICA Flour Daniel, S. de R.L. de C.V.; Executive Vicepresident of Empresas ICA, S.A. de C.V.; and Director General of ICA Industrial, S.A. de C.V.	2007
Vacant	Deputy Director of Engineering
Mr. Luis Felipe Luna Melo	Deputy Director of Planning, Evaluation and Control Born: 1956 Business experience: Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals; President of P.M.I. Norteamérica, S.A. de C.V.; and Deputy Manager of Analysis of PMI.	2007
Mr. Francisco Guillermo Iturbide Ruiz	Deputy Director of Contracts Born: 1951 Business experience: Associate Managing Director of Contracts of Pemex-Exploration and Production; Associate Managing Director of Management and Services of Pemex-Exploration and Production; and Deputy Manager of Biddings and Contracts of Pemex-Exploration and Production.	2005
Mr. Genaro Ceballos Bravo	Deputy Director of Industrial Plants Projects Born: 1956 Business experience: Associate Managing Director of Projects of Pemex-Gas and Basic Petrochemicals; Vice President of Projects of P.M.I. Holdings North America, Inc.; and Deputy Manager of Works Supply Planning of Petróleos Mexicanos.	2005
Mr. José Fortunato Álvarez Enríquez	Head of the Internal Control Body Born: 1937 Business experience: Regional Delegate of the Instituto Mexicano del Seguro Social in Baja California and San Luis R.C. Sonora; Head of the Internal Control Body of the Instituto para la Protección al Ahorro Bancario; and Federal Delegate in Baja California of the Ministry of Social Development.	2007

((1) Ismael Hernández Amor, President of PMI Holding North America, Inc., is the half-brother of Mr. Pedro Ismael Hernández Delgado

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Juan Adrián Puig Márquez	Head of Liabilities Area and Head of Complaints Area Born: 1958 Business experience: Head of Liabilities and Head of Complaints Area of the Comisión Nacional Bancaria y de Valores; Legal Advisor of Ochoa, Esquivel, S.C.; and Independent Legal Advisor of Banco Promotor del Norte, S.A., Grupo Financiero Pronorte.	2006
Mr. Benjamín Hedding Galeana	Head of Control and Evaluation Auditing and Support to Good Governance Born: 1945 Business experience: Head of Control and Evaluation Auditing and Support to Good Governance of the Comisión Nacional Bancaria y de Valores; Coordinator of the Colonial Cities and Urban Centers Program of the Ministry of Tourism; and Chief Executive Officer of Electric Transportation Services of the Federal District Department.	2005
Mr. Héctor Aguiñaga Pérez	Head of the Internal Auditing Area Born: 1950 Business experience: National Director of Management Assurance Services of KPMG Cárdenas Dosal, S.C.; General Auditor of Pan-American Beverages, Inc.; and General Auditor of Sears Roebuck, S.A. de C.V.	2004
Mr. Mariano Ruiz-Funes Macedo	Chief of Staff of the Director General Born: 1958 Business experience: Director General of GEA Grupo de Economistas y Asociados, S.C.; Partner Director and Board Member of GEA Grupo de Economistas y Asociados, S.C.; and Independent Board member of Seguros Mapfre-Tepeyac, S.A. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2007
Mr. Roberto Ortega Lomelín	Executive Coordinator to the General Direction Born: 1950 Business experience: Partner/Founder of Grupo de Asesoría Estratégica; Administrative Official of the Ministry of Energy; Assistant Director of Promotion and Technical Assistance of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2007
Vacant	Executive Advisor to the General Direction

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mr. Raoul Mauricio Capdevielle Orozco	Technical Secretary of the Director General Born: 1943 Business experience: Deputy Comptroller of Liabilities and Citizen Service of Petróleos Mexicanos; Legal Coordinator of Instalaciones Inmobiliarias para Industrias, S.A. and I.I.I. Servicios, S.A. de C.V.; and Legal Director of Concessions of Triturados Basálticos y Derivados, S.A. de C.V.	2001

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Exploration and Production (refer to Pemex-Refining)	2007
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Exploration and Production (refer to Pemex-Gas and Basic Petrochemicals)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Exploration and Production (refer to Pemex-Petrochemicals)	2001
Mr. Mario Gabriel Budebo	Board Member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1963 Business experience: President of the Comisión Nacional del Sistema de Ahorro para el Retiro; Chief of Staff of the Secretary of Finance and Public Credit; and General Coordinator of Revenues Policy of the Ministry of Finance and Public Credit. Other board memberships: Banco Nacional de Comercio Exterior, S.N.C. (Alternate); and Nacional Financiera, S.N.C. (Alternate).	2007
Vacant	Board Member of Pemex-Exploration and Production
Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Ministry of Finance and Public Credit
Born: 1967
	Business experience: Chief of Staff of the President’s Office; Coordinator of Economy Policy at the Public Policy Unit of the Transition Team of President Elect; Director of Mercer Management Consulting; and President of the Energy Regulatory Commission. Other board memberships: Central Light and Power; Banco Nacional de Obras y Servicios Públicos, S.N.C.; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; and Banco Nacional de Comercio Exterior, S.N.C.	2007
Mr. Raúl Alejandro Livas Elizondo	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2007
Mr. Carlos Arnoldo Morales Gil	Director General Born: 1954 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning of Pemex-Exploration and Production.	2006

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Sergio Aceves Borbolla	Deputy Director of Engineering and Strategic Works Development Born: 1959 Business experience: Associate Managing Director of Projects (Northeastern Marine region) of Pemex-Exploration and Production; Associate Managing Director of Construction of Pemex-Exploration and Production; and Head of Transition Projects of Pemex-Exploration and Production.	2005
Mr. Vinicio Suro Pérez	Deputy Director of Planning and Evaluation Born: 1956 Business experience: Associate Managing Director of Hydrocarbon Reserves of Pemex-Exploration and Production; Chief of the Hydrocarbon Reserves Unit of Pemex-Exploration and Production; and Specialists Coordinator of Pemex-Exploration and Production.	2006
Mr. J. Javier Hinojosa Puebla	Deputy Director (Northeastern Marine region) Born: 1958 Business experience: Coordinator of the Executive Commercial Operative Coordination of Pemex-Exploration and Production; Associate Managing Director of Analysis and Technical Operative Evaluation (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Production (Southern region) of Pemex-Exploration and Production.	2003
Mr. Jorge Antonio Fernández Venegas	Deputy Director (Northern region) Born: 1953 Business experience: Manager of Integral Veracruz Business Unit (Northern region) of Pemex-Exploration and Production; Manager of Bellota-Chinchorro Production Business Unit (Southern region) of Pemex-Exploration and Production; and Manager of Luna Production Business Unit (Southern region) of Pemex-Exploration and Production.	2007
Mr. Jesús Hernández San Juan	Deputy Director of Distribution and Trading Born: 1955 Business experience: Associate Managing Director of Transport and Distribution of Hydrocarbons of Pemex-Exploration and Production; Deputy Manager of Transport and Distribution of Gas and Condensates of Pemex-Exploration and Production; and Chief of the Compression Systems Department of Pemex-Exploration and Production.	2006

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety and Environmental Protection (formerly named as Deputy Director of Industrial Safety, Environmental Protection and Quality) Born: 1946 Business Experience: Advisor of the Corporate Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; Director General of Industrias Tecnos, S.A. de C.V.; and Plant Manager of Dupont, S.A. de C.V.	2003
Mr. Teódulo Gutiérrez Acosta	Technical Deputy Director of Exploitation (formerly named Deputy Director of Technical Coordination of Exploitation) Born: 1944 Business Experience: Deputy Director (Southerrn region) of Pemex-Exploration and Production; Deputy Director of Human Resources, Competitiveness and Innovation of Pemex-Exploration and Production; and Associate Managing Director of Professional Development of Pemex-Exploration and Production.	2007
Mr. Manuel de Jesús Alegría Constantino	Deputy Director of Marine Services Coordination Born: 1951 Business experience: Associate Managing Director of Supply Strategies of Pemex-Exploration and Production; Acting Associate Managing Director of Management and Finance (Northern region) of Pemex-Exploration and Production; and Deputy Manager of Material Resources (Northern region) of Pemex-Exploration and Production.	2006
Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Acting Deputy Director of Supplies of Petróleos Mexicanos; Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and Director General of Programming and Budget of Energy and Infrastructure of the Ministry of Finance and Public Credit.	2005

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Ricardo Palomo Martínez	Deputy Director of Drilling and Well Maintenance Unit Born: 1954 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production, Manager of Burgos Production Asset of Pemex-Exploration and Production; and Associate Managing Director of Integral Project of Burgos basin.	2005
Mr. Luis Sergio Guaso Montoya	Deputy Director of New Models of Execution Born: 1963 Business Experience: Associate Managing Director of Economic Analysis of Pemex-Exploration and Production; Associate Managing Director of Investment Resources of Pemex-Exploration and Production; Economic Advisor of P.M.I. Holdings North America, Inc.	2003
Mr. Francisco Javier Barraza Rodríguez	Deputy Director of Technology Information Coordination Born: 1943 Business experience: Technical Support on Documental Technology of Imaserve; Director of Administrative Systems of Scotiabank Inverlat, S.A.; and External Consultant on Administrative Systems.	2003
Mr. Pedro Silva López	Deputy Director (Southwestern Marine region) Born: 1953 Business experience: Deputy Director of Operations Coordination of Petróleos Mexicanos; Executive Director of SGP of Pemex-Exploration and Production; and Associate Managing Director of Strategic Planning of Pemex-Exploration and Production.	2005
Mr. José Serrano Lozano	Deputy Director (Southern region) Born: 1956 Business Experience: Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production; Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning (Northern region) of Pemex-Exploration and Production.	2007

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. José Antonio Escalera Alcocer	Technical Deputy Director of Exploration (formerly named as Deputy Director of Technical Coordination of Exploration) Born: 1958 Business Experience: Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; Manager of Integral Poza Rica - Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2007
Mr. Néstor Martínez Romero	Acting Deputy Director of Human Resources, Competitiveness and Innovation Born: 1959 Business experience: Associate Managing Director of Development and Compensation of Pemex-Exploration and Production; Associate Managing Director of Negotiation and Technological Transfer of Pemex-Exploration and Production; and Analyst of Pemex-Exploration and Production.	2008
Mr. Karim Elías Bobadilla	Head of the Internal Control Body Born: 1971 Business Experience: Director General of Management of the President’s Office; Leader of Government Banking of Grupo Financiero HSBC; and Executive of Commercial Banking of Grupo Financiero HSBC.	2007

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2006
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Refining (refer to Pemex-Gas and Basic Petrochemicals)	2006
Mr. Carlos A. Morales Gil	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Refining (refer to Pemex Petrochemicals)	2001
Mr. Jordy Hernán Herrera Flores	Board Member of Pemex-Refining and Undersecretary of Energy Planning and Technological Development of the Ministry of Energy Born: 1972 Business experience: Director General of the Investments Promotion Unit of the Ministry of Energy; Private Secretary of the Ministry of Energy; and Private Secretary of the Director General of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2007
Vacant	Board Member of Pemex-Refining
Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2007
Mr. Roberto Ortega Lomelín	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2007
Mr. José Antonio Ceballos Soberanis	Director General Born: 1943 Business experience: Director General of Instituto Mexicano del Petróleo; Corporate Director of Operations of Petróleos Mexicanos; and Director General of Pemex-Exploration and Production. Other board memberships: Instituto Mexicano del Petróleo.	2006
Mr. Moisés Ithuriel Orozco García	Deputy Director of Trading Born: 1968 Business experience: Executive Advisor to the Director General Office of Petróleos Mexicanos; Corporate Director of Management of Petróleos Mexicanos; and Associate Managing Director of Strategic Planning of Petróleos Mexicanos.	2007
Mr. Mario Nieto Garza	Deputy Director of Distribution Born: 1955 Business experience: Deputy Director of Pipelines of Pemex-Gas and Basic Petrochemicals; Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; and Associate Managing Director of Daily Operation Tracking of Petróleos Mexicanos.	2007

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Finance and Management Born: 1951 Business experience: Director General of Cámara de la Industria del Hierro y del Acero; Deputy Director of Management of Delegación Benito Juárez in Mexico City; and Federal Congressman of the LVth Legislature.	2003
Mr. Rodrigo Favela Fierro	Deputy Director of Planning, Coordination and Evaluation Born: 1965 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Associate Managing Director of Operations Evaluation of Petróleos Mexicanos; and Chief of Planning Staff of Pemex-Refining.	2007
Mr. Antonio Álvarez Moreno	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1958 Business experience: Associate Managing Director of Industrial Safety and Occupational Health of Petróleos Mexicanos; Chief of the Industrial Safety and Environmental Protection Unit of Refinery “Ing. Antonio M. Amor” of Pemex-Refining; and Acting Consultant of Industrial Safety and Environmental Protection of Pemex-Refining.	2007
Mr. Francisco Gabriel Toscano Martínez	Deputy Director of Production Born: 1949 Business experience: Associate Managing Director of “Francisco I. Madero” Refinery of Pemex-Refining; Associate Managing Director of “Héctor R. Lara Sosa” Refinery of Pemex-Refining; and Regional Associate Managing Director of “Miguel Hidalgo” Refinery of Pemex-Refining.	2006
Mr. Isaías Nicolás Navarro Román	Deputy Director of Storage and Allotment Born: 1936 Business experience: Deputy Director of Industrial Safety, Occupational Health and Sustainable Development of Petróleos Mexicanos; General Coordinator for Safety and Environmental Protection Systems in Pemex-Gas and Basic Petrochemicals; and Industrial Safety and Environmental Protection Auditor in Pemex-Gas and Basic Petrochemicals.	2007

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Ms. Alicia Pineda y Mitolo	Head of the Internal Control Body Born: 1947 Business experience: Head of the Internal Control Body of Federal Competition Commission; Head of the Internal Control Body of the Ministry of Foreign Affairs; and Internal Comptroller of the Sistema Nacional para el Desarrollo de la Familia.	2007

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2006
Mr. Carlos A. Morales Gil	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Refining)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Petrochemicals)	2001
Mr. Mario Gabriel Budebo	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex- Exploration and Production)	2007
Vacant	Board Member of Pemex-Gas and Basic Petrochemicals
Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Roberto Ortega Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2007
Mr. Roberto Ramírez Soberón	Director General Born: 1950 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; Commercial Associate Managing Director of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Control and Measuring of Pemex-Gas and Basic Petrochemicals.	2006
Mr. Salvador Ortiz Vértiz	Deputy Director of Natural Gas Born: 1949 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; General Coordinator of Mining of the Ministry of Economy; and Assistant Director of Grupo Financiero Banamex-Accival, S.A.	2007
Mr. Miguel Francisco Bueno Fernández	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1953 Business experience: Associate Managing Director of Operations of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Business Planning of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Liquefied Gas Trading of Pemex-Gas and Basic Petrochemicals.	2007

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Ms. Gabriela Torres Ramírez	Deputy Director of Planning Born: 1954 Business experience: Chief of Staff of the Director General of Pemex-Gas and Basic Petrochemicals; Consul General of Mexico in San Diego (California) of the Ministry of Foreign Affairs; and Director General of Economic Liaisons with Latin America and the Caribbean of the Ministry of Foreign Affairs.	2007
Mr. Agustín Castro Pérez	Deputy Director of Management and Finance Born: 1962 Business experience: Associate Managing Director of Evaluation and Information of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Planning of Pemex-Gas and Basic Petrochemicals; and Deputy Manager of Information of Pemex-Gas and Basic Petrochemicals. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; I.I.I. Servicios, S.A. de C.V.; and Gasoductos de Chihuahua, S. de R.L. de C.V.	2006
Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director and Superintendent of Nuevo Pemex petrochemical complex; and General Coordinator of Acquisitions Engineering of Petróleos Mexicanos.	1996
Mr. Víctor Domínguez Cuellar	Deputy Director of Pipelines Born: 1959 Business experience: Associate Managing Director of Planning and Evaluation of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Planning of Pemex-Gas and Basic Petrochemicals; and General Superintendent of Electromechanic Processes and Public Works of Pemex-Exploration and Production. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.; Gasoductos de Tamaulipas, S. de R.L. de C.V.; Gasoductos Servicios, S. de R.L. de C.V.; and TDF, S. de R.L. de C.V.	2007
Mr. Francisco Arturo García Agraz Sánchez	Head of the Internal Control Body Born: 1961 Business experience: Regulatory Comptroller Director of Banco Santander, S. A., Institución de Banca Múltiple, Grupo Financiero Santander; Director General of Estrategia Corporativa, S.A.; and Associate of Goodrich, Riquelme y Asociados, S.C.	2007

Pemex- Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2006
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Petrochemicals refer to Pemex-Gas and Basic Petrochemicals)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2006
Mr. Carlos A. Morales Gil	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2006
Mr. Jordy Hernán Herrera Flores	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2007
Vacant	Board Member of Pemex-Petrochemicals
Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Raúl Alejandro Livas Elizondo	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2007
Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General of Industrias Negromex, S.A. de C.V.; Director General of Housmex Inc.; and Director General of Hules Mexicanos, S.A.	2001
Mr. Lorenzo Aldeco Ramírez	Deputy Director of Planning Born: 1955 Business experience: Deputy Director of Trading of Pemex-Petrochemicals; Deputy Director of Operations of Pemex-Petrochemicals; and Deputy Director of Planning of Pemex-Petrochemicals.	2007
Mr. Mario Hugo González Petrikowsky	Deputy Director of Management and Finance Born: 1937 Business experience: Associate Managing Director of Budgeting of Petróleos Mexicanos; Advisor to the Deputy Direction of Planning and Budgeting of Petróleos Mexicanos; and Deputy Director of Planning of Pemex-Petrochemicals.	2001
Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005
Mr. Carlos Xavier Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Executive Director of Petrochemical Projects of Pemex-Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Deputy Director of Trading of Pemex-Petrochemicals.	2007

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Héctor Alberto Acosta Félix	Head of the Internal Control Body Born: 1969 Business experience: Internal Comptroller in the Federal Competition Commission; Internal Comptroller in the Ministry of Energy; and Chief of Staff of the Secretary of the Public Function.	2007

Compensation of Directors and Officers

For the year ended December 31, 2007, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (82 persons) paid or accrued in that year for services in all capacities was approximately Ps. 192.4 million. Members of the boards of directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services.

Board Practices

Neither the members of the boards of directors nor the executive officers of Petróleos Mexicanos and the subsidiary entities are appointed for a specific term. The members of the boards of directors, except for those selected by the Union, and the Directors General of Petróleos Mexicanos and the subsidiary entities serve subject to the discretion of the President of Mexico.

Audit Committee

On August 31, 2007, the Ministry of Energy and the SFP adopted the Guidelines for the integration and operation of the Independent Audit Committees in Petróleos Mexicanos, Federal Electricity Commission and Central Light and Power (as amended, the Guidelines for the Independent Audit Committee), which were created to ensure that accounting and financial information is prepared in accordance with applicable law and the Mexican FRS, as well as to provide verification that such information is properly filed with Mexican and foreign entities. The Independent Audit Committee is made up of three voting members who are designated by the SFP. At least one of the members is required to be a “financial expert” in accordance with these Guidelines. See “Item 16A—Audit Committee Financial Expert”. The selection of committee members is based on the experience, competence and professional reputation of the candidates. Each member must be independent from Petróleos Mexicanos within the meaning of the Guidelines for the Independent Audit Committee and demonstrate technical expertise in relation to the audit committee’s functions.

The Independent Audit Committee of Petróleos Mexicanos consists of the following members, who were appointed by the SFP on March 18, 2008:

	Position with the Independent
	Audit Committee of Petróleos
Name	Mexicanos	Year of Expiration

Mr. Felipe César Mellado Flores	Chairman. Born: 1950 Business experience: Assistant Director General of Grupo Azucarero México, S.A. de C.V.; Director General of Management and Finance of Grupo Industrial Saltillo, S.A.B. de C.V.; Director General of Electrodomestic Division of Grupo Industrial Saltillo, S.A.B. de C.V. Board memberships: Aguas de Saltillo, S.A. de C.V.; Instituto Tecnológico y de Estudios Superiores de Monterrey Campus Saltillo; Cámara Nacional de la Industria de Transformación in Coahuila (Southeastern region); and Centro Empresarial Coahuila Sureste.	2012
Mr. Ricardo Samaniego Breach	Member. Born: 1953 Business experience: Director of the Applied Economy and Public Policies Center of the Instituto Tecnológico Autónomo de México; Chief of Staff of the Secretary of Energy; and Head of the Energy Operations Unit of the Ministry of Energy.	2011
Mr. Fernando Vilchis Platas	Member and Financial Expert. Born: 1930 Business experience: Partner of Martín Marmolejo y Asociados; Advisor of the Undersecretaries of Public-Sector Entities, Mines, Basic Industry and Energy of the Ministry of Energy; and Partner of PricewaterhouseCoopers, S.C. Board memberships: Horton International; and Reider y Asociados.	2010

The Independent Audit Committee is required to, among other things:

•	supervise the processes of formulating, compiling and disclosing accounting and financial information and ensure that the financial statements conform to applicable accounting standards and auditing rules;

•	approve the selection and appointment of the external auditor;

•	supervise the preparation and issuance of the auditor’s report on our financial statements;

•	ensure that we hire external auditors that are independent;

•	provide an opinion on the appropriateness of retaining the external auditor to perform non-audit services, when necessary, in order to avoid a conflict of interest as to the external auditor’s independence;

•	provide an opinion regarding the administration’s work policy, valuation and risk management as they relate to the operational and financial condition of the entity;

•	propose improvements to the system of internal control, including technological and informational improvements;

•	propose ways to address significant findings arising from audits and internal control processes;

•	periodically, or at the request of governmental or other supervisory authorities, report on the results of the committee’s work;

•	propose revisions and modifications to the Guidelines for the Independent Audit Committee;

•	obtain information from PEMEX, as is necessary for the committee to complete its work;

•	devise, approve and, when necessary, modify committee procedures; and

•	resolve any issues presented to the committee for its consideration.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2007, Petróleos Mexicanos and the subsidiary entities had 141,146 employees, as compared with 141,275 at December 31, 2006. During 2007, Petróleos Mexicanos and the subsidiary entities employed an average of 14,528 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2007
	2003	2004	2005	2006	2007	% of Total

Pemex-Exploration and Production	46,322	47,975	48,371	48,767	49,045	34.8
Pemex-Refining	46,692	44,899	45,335	45,494	44,811	31.7
Pemex-Petrochemicals	14,203	13,895	13,939	14,045	13,823	9.8
Pemex-Gas and Basic Petrochemicals	12,104	11,923	12,018	12,562	12,397	8.8
Petróleos Mexicanos	18,894	19,030	19,508	20,407	21,070	14.9

Total	138,215	137,722	139,171	141,275	141,146	100.0

PMI Group	336	336	327	322	320

Source: Petróleos Mexicanos and PMI Group.

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

On July 17, 2007, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2007. The terms of the new agreement provide for a 4.25% increase in wages and a 1.6% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2009.

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

On November 5, 1997, the SHCP and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the Pemex Labor Fund amounted to Ps. 18,429 million in 2006 and Ps. 25,108 million in 2007.

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

Mexican Government secretaries hold a majority of the seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy is the Chairperson of the Board of Petróleos Mexicanos. The SFP appoints our external auditors and Petróleos Mexicanos’ three audit committee members. The Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government” and “Item 10—Additional Information—Share Capital.”

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

As an employee benefit, we offer salary advances to all of our eligible Union and non-Union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers during 2007 was Ps. 17.6 million. As of June 15, 2008, the aggregate amount of salary advances outstanding to our executive officers was Ps. 18.2 million.

Mr. Luis Santos Aranda, the brother-in-law of Mr. Eduardo Sojo Garza Aldape, the Secretary of the Economy and a board member of Petróleos Mexicanos since February 2007, Mr. Máximo Santos Sánchez, the father-in-law of Mr. Sojo and Mrs. Lourdes Santos Aranda, the wife of Mr. Sojo, own approximately 58%, 24%, and 18%, respectively, of shares of Servicio Grupsa, S.A. de C.V. (Grupsa), a company located in León, Guanajuato. In July 2003, Grupsa entered into a franchise agreement with Pemex-Refining to sell and purchase gasoline and other products, and to perform other related activities. The franchise agreement that Grupsa entered into with Pemex-Refining represents a standard form of franchise agreement, containing the standard terms and conditions applicable to all of Pemex-Refining’s franchisees.

Since January 2005, Messrs. Rosendo Villarreal Berlanga, David Villarreal Berlanga, and Ms. Gabriela Villarreal Berlanga, children of Mr. Rosendo Villarreal Dávila, Corporate Director of Management of Petróleos Mexicanos, have owned in the aggregate approximately 50% of the shares of Servicios Sierra de Arteaga, S.A. de C.V., a company located in Arteaga, Coahuila. In October 2007, Servicios Sierra de Arteaga, S.A. de C.V. entered into a franchise agreement with Pemex-Refining to sell and purchase gasoline and other products, and to perform other related activities. The franchise agreement that Servicios Sierra de Arteaga, S.A. de C.V. entered into with Pemex-Refining represents a standard form of franchise agreement, containing the standard terms and conditions applicable to all of Pemex-Refining’s franchisees.

Item 8.	Financial Information

Legal Proceedings

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as disclosed below, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not made any accruals. At December 31, 2007, the amount claimed in connection with these lawsuits totaled approximately Ps. 39.2 billion. At December 31, 2007, we had accrued a reserve of Ps. 10.5 billion for the contingent liabilities described below.

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

Mexican Government Audits and Other Investigations

On January 21, 2002, the SFP announced that it had submitted a criminal complaint to the Procuraduría General de la República (Office of the Federal Attorney General) for the diversion of Ps. 1,580 million in federal funds from us to the Union from March 2000 to October 2000. The SFP alleged that the payments were not properly made under applicable Mexican laws and government regulations.

In addition, the Office of the Federal Attorney General filed charges against certain of our former officers, charging them with exceeding the scope of their corporate powers in executing the several transactions to illegally divert to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 million previously identified by the SFP in its complaint).

As of the date of this report, the Office of the Federal Attorney General has closed its investigations and charges have been dismissed against certain former officers and representatives of the Union since there was not sufficient proof to support the charges. The only pending proceeding is an imprisonment writ against Mr. Alberto Gheno Ortiz (former Associate Managing Director of Budgetary Control) for the alleged commission of embezzlement. On May 10, 2005, the SFP announced it had fined the former Director General of Petróleos Mexicanos and four other former officers for a total of Ps. 2.8 billion and banned each of them plus a sixth former officer, who was not fined, from holding public office for varying periods of time. This decision has been appealed by some of these former officers and final resolution of the matter is pending.

In August 2005, the Union completed the payment to Petróleos Mexicanos of Ps. 1,580 million, in nominal pesos, for the amounts allegedly diverted. These payments have been appropriately recorded as a gain in the period in which cash was received, in accordance with both Mexican FRS and U.S. GAAP.

Certain rules have been enacted in order to promote a culture of ethics and prevent corruption in our daily operations. On July 31, 2002, a Código de Ética de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration) was published in the Official Gazette of the Federation, containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public officers. On October 3, 2003, we announced a corporate code of conduct for Petróleos Mexicanos and the subsidiary entities, el Código de Conducta de Petróleos Mexicanos y Organismos Subsidiarios (Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities) that defines the code of conduct expected from all employees of Petróleos Mexicanos and its subsidiary entities in the daily performance of their duties, and which is designed to promote transparency and prevent abuses. In addition, on May 12, 2004, the Board of Directors of Petróleos Mexicanos adopted a Code of Ethics for our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. For more information on this Code of Ethics, see “Item 16B—Code of Ethics.” We expect that these efforts will result in a more effective system of internal controls.

In July 2007, the SFP announced that it had fined Mr. Raúl Muñoz Leos, ex-Director General of Petróleos Mexicanos and Mr. Juan Carlos Soriano Rosas, ex- General Counsel of Petróleos Mexicanos Ps. 862.2 million each and banned each of them from holding public office for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Union. On August 25, 2005, Petróleos Mexicanos and the Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties have been appealed by the former officers and a final resolution of the matter is pending.

Actions Against the Illicit Market in Fuels in Mexico

In association with the SHCP and the Ministry of Energy, PEMEX has introduced a number of measures to combat the illegal trade in fuels. This illegal trade is primarily the product of theft from our pipelines or our installations and the smuggling of products used to alter fuels. In connection with the implementation of these measures, the Federal Criminal Code was modified on April 29, 2004 to include as a high crime the theft or exploitation of hydrocarbons or its derivatives without consent or authorization. We maintain oversight of our nationwide pipeline system and report any unlawful activity about which we are aware to the appropriate local or federal authorities.

Pemex-Refining has implemented a comprehensive strategic initiative to prevent and combat the illicit market in fuels, including:

•	a proposal to modify the Federal Criminal Codes (Código Penal Federal, Código Federal de Procedimientos Penales, Código Fiscal de la Federación and Ley Federal Contra la Delincuencia Organizada) in order to facilitate locating those responsible for criminal activity. This proposal is currently under evaluation by the Mexican Congress;

•	improvements in the handling of fuels inside our facilities and supervision of the operating controls related to fuels, such as:

–	the use of a specialized electronic surveillance device that is inserted into the pipelines, which senses, records and locates irregularities and other corrosion, and helps locate holes from which fuel products could be taken illegally;

–	the creation of “vulnerability maps” of our facilities, which highlight those areas most vulnerable to security breaches and where the implementation of additional safety measures is recommended;

–	the implementation of satellite monitoring of our tankers to keep track of their location at all times; and

–	the implementation of a video monitoring system, which has been installed in 66 of the 77 storage and distribution terminals that operates together with a system of 24 mobile laboratories to analyze the quality of fuels in over 8,000 retail service stations in Mexico.

In 2007, we detected 296 illicit entries, as compared to 204 during 2006. Pemex-Refining has installed more precise measurement instruments in the principal transfer locations among refineries, marine terminals, storage facilities, distributors, suppliers and customers with the objective of measuring volumes and generating product balance reports for Pemex-Refining. The illicit market in fuels impacts our results of operations due to the loss of revenues that would have been generated from the sale of such products, the production cost of which is already included in our cost of sales. The preventive actions described above have resulted in a reduction of this illegal trade and an increase in our sales volumes. Pemex-Refining applies Bernoulli’s principle to estimate missing volumes of product in our pipeline system, and such estimates are based on the monitoring of the flow of fluids and the use of reports of pressure drops. The application of this principle in 2006 and 2007 has allowed us to determine that, although the number of illicit entries has increased, the total missing volume has decreased.

Civil Actions

In September 2001, CONPROCA, the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA in providing those services. The claim filed by CONPROCA was for U.S. $633.1 million, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907.0 million (including value added tax). The evidentiary and pleading stages of the proceedings were concluded in April 2007. The arbitration panel notified the parties that it would issue an award on this matter on March 31, 2008. As of the date of this report, the award has not been issued. Once the award is issued, a hearing on damages will be held.

In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a claim before the Juzgado Décimo de Distrito en Materia Civil (Tenth Civil District Court) in Mexico City for breach of contract against Pemex-Exploration and Production and Petróleos Mexicanos (No. 40/2004-VIII) in connection with the removal of deposits in the Salamanca refinery. The claim seeks an award of approximately Ps. 15.2 million for work performed and not paid and approximately U.S. $219.6 million in damages. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. After constitutional relief known as amparos filed by the parties were denied, the judgment issued in favor of Pemex-Exploration and Production was confirmed. Therefore, this case has concluded.

As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIX th Legislature related to the FPWC program (see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts”) remains pending. Pemex-Exploration and Production obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in Mexico City. The claim does not seek monetary damages as relief, but instead seeks to prevent the performance of this FPWC through a declaration that it is void based on the alleged Article 27 of the Political

Constitution of the United Mexican States. However, if it is declared void, the contractor party to this FPWC may sue for damages.

On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD Servicios Múltiples, S. de R.L. de C.V. was denied. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted. On June 2, 2008, Pemex-Exploration and Production responded the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third District Civil Court) in Mexico City against Pemex-Refining seeking approximately Ps. 393.1 million (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim, and the case is in the evidentiary stages as of the date of this report. Expert evidence is still pending.

In July 2000, Petroquímica Cosoleacaque, S.A. de C.V. (PECOSA, which has since been merged into Pemex-Petrochemicals) filed a claim (No. 18/2000) against Afianzadora Insurgentes, S.A. de C.V. and Fianzas México Bital, S.A. before the Juzgado Décimo de Distrito (Tenth District Court) in Coatzacoalcos, Veracruz. The claim seeks an award of approximately Ps. 218.8 million for a surety bond granted in favor of Agronitrogenados, S.A. de C.V., an ammonia customer of PECOSA. In June 2004, a judgment was entered in favor of PECOSA. In October 2004, Afianzadora Insurgentes, S.A. de C.V. and Fianza México Bital, S.A. appealed this decision. On November 9, 2005, the appeal filed by the plaintiffs was denied and the judgment entered in favor of PECOSA was confirmed. The plaintiffs filed an amparo against this decision before the Segundo Tribunal Colegiado del Décimo Circuito (Second Joint Court of the Tenth Circuit) in Villahermosa, Tabasco. On December 7, 2006, the Court denied the amparo and issued a new judgment in favor of Pemex-Petrochemicals. The defendants filed two amparos (No. 54/2007 and No. 55/2007) against the judgment dated December 7, 2006, which were denied on April 3, 2008. The complaint (41/2007) filed by Afianzadora Insurgentes, S.A. de C.V. was accepted and the interests included in the judgment were modified but the remainder of the judgment was confirmed. On April 28, 2008, Pemex-Petrochemicals requested the judge of the Tenth District Court in Veracruz to release Ps. 198.8 million deposited by Afianzadora Insurgentes, S.A. de C.V. As of the date of this report, a resolution in connection with the payment of interest, expenses and value added tax related to this claim is still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292 million and Ps. 37.5 million. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125.9 million and Ps. 41.5 million in damages. On August 10, 2007, each party filed its response to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of this report, seeking U.S. $319.9 million and Ps. 37.2 million. On October 10, 2007, the parties filed their rejoinders. A hearing was held in which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings. The final award is expected to be issued before August 31, 2008 in accordance with an extension issued by the ICA on May 7, 2008.

In January 2005, COMBISA, S. de R.L. de C.V. (COMBISA) filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-22) seeking approximately U.S. $235.8 million plus interest for, among other things, the breach of a construction agreement in connection with three platforms in the Cantarell complex. On July 23, 2007 a final award was made. COMBISA was ordered to pay U.S. $4.6 million and Pemex-Exploration and Production was ordered to pay U.S. $61.3 million as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award. On November 16, 2007, the ICA modified the award such that under this additional award the total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay U.S. $61.6 million as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified. On January 30, 2008, Pemex-Exploration and Production and COMBISA executed a settlement agreement under which Pemex-Exploration and Production agreed to pay U.S. $84.6 million (plus value added tax) and COMBISA agreed to pay U.S. $4.6 million (plus value added tax). This claim, which was initially for a total amount of U.S. $235.8 million, concluded with a payment of U.S. $92.0 million in favor of COMBISA.

In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately U.S. $142.4 million and Ps. 40.2 million for, among other things, the breach of an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. In May 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA. On February 11, 2008, Pemex-Exploration and Production was notified of an award under which Pemex-Exploration and Production was ordered to pay Ps. 10.9 million and U.S. $75.1 million (plus value added tax) and U.S. $200,000 for arbitration expenses as well as interest and financial expenses. COMMISA filed a request to execute this award before the Federal District Court in the District of Columbia (United States of America), which was notified to Pemex-Exploration and Production on March 19, 2008. On May 21, 2008, Pemex-Exploration and Production filed a request seeking the abandonment of the trial filed by COMMISA. On June 5, 2008, COMMISA filed a response objecting this request. Pemex-Exploration and Production filed a reply on June 18, 2008. On May 7, 2008, Pemex-Exploration and Production filed a request (No. 158/2008) before the Juzgado Octavo de Distrito en Material Civil (Eighth Civil District Court) in the Federal District, seeking that the award is declared void. On May 20, 2008, COMMISA filed a response to this request. On June 13, 2008, a final hearing was held. As of the date of this report, a final resolution is still pending.

On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,648 million in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied.

On December 15, 2005, the same plaintiff filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. On January 23, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal which was accepted on May 14, 2008. As of the date of this report, a final resolution is still pending.

Another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutas, A.C. against Pemex-Refining (No. 295/2007) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropriate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the court lacked jurisdiction. On May 16, 2008, this exception was denied. Pemex-Refining filed a response to this claim on May 27, 2008. The trial is in the evidentiary stage. On November 6, 2007, an amparo was filed by Pemex-Refining against the precautionary measure, which was granted by the Fifth Civil District Court on March 5, 2008.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and

November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In February 2008, several hearings were held in which the claims and counterclaims were presented to the arbitration panel. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed among the parties. On May 29, 2008, the parties filed their detailed claims and counterclaims and their evidences.

On August 16, 2006 two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for the alleged violation of its constitutional rights as a result of the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. As of the date of this report, a final judgment is still pending. An expert’s opinion on geology to be filed by Pemex-Exploration and Production and a constitutional hearing are still pending.

In August 2007, a civil claim was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking approximately Ps. 1,200 million for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the trial is in evidentiary stages. Judicial inspection, confession and testimonial evidence have been filed and experts’ opinions are still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles, and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations of Mexico, thereby eliminating the exclusive right of Mexicana de Lubricantes to sell its lubricants. As of the date of this report, a constitutional hearing is still pending.

•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but it was not ordered to pay for any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit). As of the date of this report, the resolution of these appeals is still pending.

•	On June 7, 2006, Pemex-Refining filed a criminal complaint before the Office of the Federal Attorney General for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of this report, the matter is still under investigation.

•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. On June 20, 2007, Pemex-Refining filed a response to this counterclaim. The trial is currently in the evidentiary stage. Pemex-Refining filed an expert’s opinion on shares valuation. An accounting report is still pending the delivery of certain documentation by the external auditor of Mexicana de Lubricantes, to Pemex-Refining’s expert.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First District Civil Court) in the Federal District seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Pemex-Refining filed its response to this claim on April 10, 2008. Mexicana de Lubricantes filed a motion arguing that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. Both parties have filed their evidence. On May 30, 2008 Pemex-Refining filed its allegations and as of the date of this report, a resolution is still pending.

•	In addition, there is an administrative proceeding before the Federal Competition Commission under which several claims have been filed. On July 10, 2003, the Federal Competition Commission issued a resolution (No. 10-62-97) (the Resolution) prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline, and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wages units per day until such agreements were brought into compliance. On January 15, 2008, the Federal Competition Commission requested that Pemex-Refining provide evidence of its compliance with the Resolution. Pemex-Refining argued that it was not able to comply with the Resolution due to a suspension granted to Bardhal. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the resolution within 15 days. On January 10, 2008, Pemex-Refining filed an amparo (No. 46/2008 VI.) against this resolution before the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District. On April 30, 2008, the judge issued a resolution declaring the Resolution unconstitutional, but the ruling was limited to the Resolution and did not include the Ley Federal de Competencia Económica, as requested also by Pemex-Refining. Pemex-Refining filed a suspension, which was granted on May 6, 2008. On May 20, 2008, Mexicana de Lubricantes and Impulsora filed a motion in this proceeding as third parties. On May 27, 2008, the Federal Competition Commission filed a revision motion. On May 29, 2008, Mexicana de Lubricantes and Impulsora also filed revised motions.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although Petróleos Mexicanos pays an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2003, 2004, 2005, 2006 and 2007, Petróleos Mexicanos made advance payments to the Mexican Government in the aggregate of Ps. 11,941 million, Ps. 11,589 million, Ps. 16,501 million, Ps. 269 million and Ps. 4,260 million, respectively, towards the minimum guaranteed dividends for those years. On January 2, 2007, PEMEX made its final advance payment of minimum guaranteed dividends. PEMEX does not have a dividend policy; the Mexican Government may require PEMEX to make dividend payments at any time. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution ‘A.” ’

Item 9.	The Offer and Listing

Trading in the debt securities issued by Petróleos Mexicanos and the Master Trust takes place primarily in the over-the-counter market. All the debt securities issued by Petróleos Mexicanos and the Master Trust that are registered pursuant to the Securities Act are also listed on the Luxembourg Stock Exchange and traded on the Euro MTF, the alternative market of the Luxembourg Stock Exchange.

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

Material Contracts

On November 10, 1998, Petróleos Mexicanos, The Bank of New York and The Bank of New York (Delaware) entered into a Trust Agreement, which created the Master Trust and designated The Bank of New York as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities (except for Pemex-Petrochemicals) and the Master Trust, acting through The Bank of New York, entered into an Assignment and Indemnity Agreement. This agreement provides for the assignment by these subsidiary entities to the Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of the Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and such subsidiary entities to the Master Trust of the amounts necessary to meet the Master Trust’s obligations under such financings and the indemnification of the Master Trust by Petróleos Mexicanos and these subsidiary entities. The Trust Agreement was amended on November 17, 2004, December 22, 2004 and August 17, 2006 and the Assignment and Indemnity Agreement was amended on August 17, 2006. The purpose of the August 17, 2006 amendment was to include Pemex-Petrochemicals as a party to the Assignment and Indemnity Agreement.

On December 30, 2004, the Master Trust and Petróleos Mexicanos entered into an Indenture with Deutsche Bank Trust Company Americas (Deutsche Bank), as Trustee. This agreement provides for the issuance by the Master Trust from time to time of unsecured debt securities. These issuances are unconditionally guaranteed by Petróleos Mexicanos. Pursuant to a Guaranty Agreement, dated as of July 29, 1996, Petróleos Mexicanos’ obligations are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On February 11, 2005, the Master Trust increased the aggregate amount of debt securities issuable under its Medium-Term Notes program to U.S. $20,000,000,000. Following the increase and pursuant to the December 2004 Indenture referred to above, the Master Trust has issued various new series of securities. On February 23, 2007 and October 11, 2007, the Master Trust further increased the aggregate amount of debt securities issuable under its Medium-Term Notes program to U.S. $30,000,000,000 and U.S. $40,000,000,000, respectively. Following these increases and pursuant to the December 2004 Indenture referred to above, the Master Trust has issued various new series of securities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

As of December 31, 2006 and 2007, we have entered into contracts with various contractors for an approximate amount of Ps. 93,621 million and Ps. 306,085 million, respectively. These contracts are for the development of PIDIREGAS and are therefore subject to standards required in NG-09-B, which is a Mexican accounting guideline that outlines specific accounting and budgetary treatment applicable to PIDIREGAS. For an explanation of NG-09-B, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investment” and Note 3c. to our consolidated financial statements included herein.

Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the Mexican Government has allowed the peso to float freely against the U.S. dollar since December 1994. The Mexican Government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican Government will not change this policy. See “Item 3—Key Information—Exchange Rates” and “Item 3—Key Information—Risk Factors—Considerations Related to Mexico.”

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities, the 2003 Securities, the 2004 Securities and the 2006 Securities

Pursuant to a registration statement on Form F-4 (File No. 333-7796), which was declared effective by the SEC on October 17, 1997, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $400,000,000 of 9.50% Global Guaranteed Bonds due 2027, which we refer to as the 1997 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-9310), which was declared effective by the SEC on August 24, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $350,000,000 of 8 3/8% Global Guaranteed Notes due 2005 and up to U.S. $350,000,000 of 9 1/4% Global Guaranteed Bonds due 2018, which we refer to as the 1998 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-10906), which was declared effective by the SEC on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining

and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $600,000,000 of 9 3/8% Notes due December 2, 2008, Puttable at Par on December 2, 2001 (the Puttable Notes). Pursuant to a registration statement on Form F-4 (File No. 333-10706), which was declared effective by the SEC on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $500,000,000 of 9.50% Puttable or Mandatorily Exchangeable Securities (POMESsm) due 2027. The securities registered in 1999 under these two registration statements are collectively referred to as the 1999 Securities. All outstanding POMESsm were, on March 16, 2006, mandatorily exchanged for 9.50% Global Guaranteed Bonds due 2027.

Pursuant to a registration statement on Form F-4 (File No. 333-13812), which was declared effective by the SEC on August 29, 2001, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $1,000,000,000 of 9.125% Notes due 2010. These securities are collectively referred to as the 2001 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on February 24, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $750,000,000 of 8.00% Notes due 2011, up to U.S. $1,000,000,000 of 7.875% Notes due 2009, up to U.S. $500,000,000 of 8.625% Bonds due 2022 and up to U.S. $1,000,000,000 of 7.375% Notes due 2014. Pursuant to a registration statement on Form F-4 (File No. 333-107905), which was declared effective by the SEC on August 21, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $750,000,000 of 6.125% Notes due 2008, up to U.S. $510,154,000 of 8.625% Bonds due 2022 and up to U.S. $757,265,000 of 7.375% Notes due 2014. Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on August 21, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $36,977,000 of 8.00% Notes due 2011 and up to U.S. $24,692,000 of 7.875% Notes due 2009. Pursuant to a registration statement on Form F-4 (File No. 333-108257), which was declared effective by the SEC on August 28, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $9,841,000 of 9.125% Notes due 2010. The securities registered in 2003 under these registration statements are collectively referred to as the 2003 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-118373), which was declared effective by the SEC on August 31, 2004, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $18,095,000 of 7.375% Notes due 2014 and up to U.S. $47,085,000 of 8.625% Bonds due 2022. The securities registered in 2004 under these registration statements are collectively referred to as the 2004 Securities.

Pursuant to a registration on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $439,011,000 of 9 3/8% Notes due 2008, U.S. $324,220,000 of 9 1/4% Bonds due 2018, U.S. $228,735,000 of 8.625% Bonds due 2023, U.S. $354,477,000 of 9.50% Bonds due 2027, U.S. $403,746,000 of POMESsm due 2027, U.S. $1,000,000,000 of 5.75% Notes due 2015 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $159,229,000 of 9 3/8% Notes due 2008, U.S. $25,780,000 of 9 1/4% Bonds due 2018, U.S. $21,265,000 of 8.625% Bonds due 2023, U.S. $45,523,000 of 9.50% Bonds due 2027, U.S. $96,254,000 of POMESsm due 2027. All outstanding POMES registered under these registration statements were, on March 15, 2006, mandatorily exchanged for 9.50% Bonds due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act of 1933 up to U.S. $759,254,000 of 5.75% Notes due 2015 and U.S. $751,995,000 of 6.625% Guaranteed Bonds due 2035. These securities are collectively referred to as the 2006 Securities, and together with the 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities, the 2003 Securities and the 2004 Securities, are collectively referred as the Registered Securities).

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

Taxation of Interest.  Under the Mexican Income Tax Law and rules issued by the SHCP applicable to PEMEX, payments of interest (which is deemed to include any amounts paid in excess of the original issue price of the securities), made by a Mexican issuer (including Petróleos Mexicanos and the Master Trust) in respect of notes or bonds and other debt securities to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, if the following requirements are met:

•	the relevant notes or bonds are registered with the Special Section of the National Registry of Securities maintained by the National Banking and Securities Commission;

•	the notes or bonds are placed outside of Mexico through banks or brokerage houses in a country that has entered into a treaty to avoid double taxation with Mexico; and

•	the issuer duly complies with the information requirements established in the general rules issued by the SHCP for such purposes.

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

Payments of interest made by Petróleos Mexicanos, the Master Trust (in the case of Registered Securities issued by it) or Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals in respect of the Registered Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that:

•	such fund is duly organized pursuant to the laws of its country of origin and is the effective beneficiary of the interest payment;

•	the income from such interest payment is exempt from income tax in such country of residence; and

•	such fund is registered with the SHCP for that purpose.

Additional Amounts.  Petróleos Mexicanos, the Master Trust (in the case of Registered Securities issued by it), Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•	pay Additional Amounts (as defined in the Indenture dated September 18, 1997, between Petróleos Mexicanos and Deutsche Bank (the 1997 Indenture)) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated August 7, 1998, between Petróleos Mexicanos and Deutsche Bank (the 1998 Indenture)) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 1999, between Petróleos Mexicanos and Deutsche Bank) to the holders of the Puttable Notes;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2001 Securities, the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above; and

•	pay Additional Amounts (as defined in the Indenture dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities in respect of the Mexican withholding taxes described above.

If Petróleos Mexicanos or the Master Trust (in the case of Registered Securities issued by it) pays Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of Petróleos Mexicanos or the Master Trust, as applicable.

Holders or beneficial owners of the Registered Securities may be requested to provide certain information or documentation necessary to enable Petróleos Mexicanos, the Master Trust (in the case of

Registered Securities issued by it), Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of Petróleos Mexicanos, the Master Trust (in the case of Registered Securities issued by it), Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals to pay Additional Amounts may be limited.

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

Risk Management and Financial Instruments

We face significant market risks as part of our normal business operations as a result of the fluctuation of the prices of the commodities we produce and trade, of the values of the foreign currencies in which some of our liabilities are denominated and of the interest rates of our debt obligations. Managing risk exposure is a high priority for our senior management and risk management committee, which is composed of representatives of Petróleos Mexicanos and the subsidiary entities, Banco de México, the SHCP and PMI.

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

Since December 2002, we have implemented short-term oil price hedging strategies through the use of options to hedge against potential decreases in short-term prices of crude oil. The applicable strategy is designed taking into account, among other things, financial requirements established by the Mexican Government, our financial condition and cash flow, our annual budget and international market prices. In February and March 2005, we entered into a hedging strategy for approximately 7% of our total crude oil production for 2005; these options expired on November 30, 2005 and were not exercised. We have not hedged any of our crude oil production for the year 2006, 2007 or 2008.

Petroleum Products

We balance our overall petroleum product supply and demand through P.M.I. Trading, Ltd., managing only those market exposures associated with our operational program and P.M.I. Trading, Ltd. third-party operations in the international market. To this end, we use the full range of conventional oil and refined products financial derivatives available in the marketplace in order to protect our profits by hedging our positions. PMI manages its portfolio risk by performing daily valuations and risk assessment processes and applies mitigation strategies when required.

Natural Gas

As described above under “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Hedging Operations”, since April 2006, in order to hedge the risk that Pemex-Gas and Basic Petrochemicals assumes under its hedging program, Pemex-Gas and Basic Petrochemicals has transferred the operational risk through swaps and options instruments through its subsidiary MGI Supply Ltd. MGI Supply Ltd. settles these transactions with international counterparties in order to transfer the risk to them. For more information on this program, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Hedging Operations.

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

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than pesos or the U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, Petróleos Mexicanos has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than U.S. dollars. In 2005, 2006 and 2007, the Master Trust entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros, pounds and Japanese yen issued by the Master Trust. As of December 31, 2007, the aggregate notional amount of the swaps entered into in 2005, 2006 and 2007 was U.S. $1,322.8 million, U.S. $170.9 million and U.S. $239.8 million, respectively, for a total outstanding position on currency swaps at year-end 2007 of U.S. $6,046.0 million. Additionally, the Fideicomiso F-163 entered into a cross-currency swap to hedge currency risk arising from debt obligations denominated in UDI for a total notional amount of Ps. 11,901.7 million. During 2008, the Master Trust has entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in Japanese yen for a total notional amount of U.S. $27.4 million. As described above, most of our revenues are either in U.S. dollars indexed to the U.S. dollar and our policy in terms of debt issuance is to either place debt in pesos or U.S. dollars or swap other currencies back to U.S. dollar terms. As a result of this policy, we believe that our debt portfolio sensitivity to currencies other than the peso or U.S. dollar is negligible. In 2002, 2004 and 2005 the Master Trust entered into cross-currency swaps to hedge its exposure in Japanese yen and euro, with termination dates in 2023, 2016 and 2025. Given the long-term nature of these obligations, the swaps used to hedge these risks include an option linked to a well-defined set of credit default events. In case such an event occurs, the swaps terminate without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million, U.S. $1,028.5 million and U.S. $1,322.8 million, respectively. In November 2004, the Master Trust and in March 2005, Petróleos Mexicanos settled a portion of their cross-currency swap positions with a positive mark-to-market value, collecting U.S. $541.2 million and U.S. $303.8 million, respectively. Simultaneously, both the Master Trust and Petróleos Mexicanos entered into a number of new cross-currency swaps at the then prevailing market conditions.

We recorded a total net foreign exchange gain of Ps. 19,032 million in 2005, total net foreign exchange losses of Ps. 2,471 million in 2006, and a total net foreign exchange loss of Ps. 1,435 million in 2007.

Interest Rate Risk

We are exposed to fluctuations in interest rates on short and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve a desired mix of fixed and floating rate instruments in our debt portfolio. As of December 31, 2007, approximately 51% of our total net debt outstanding consisted of floating rate debt.

Interest Rate Swaps

Under interest-rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on either the floating six-month LIBOR or the Mexican Interbank Interest Rate (TIIE) for peso-denominated swaps. Some interest rate swaps have as their underlying rate not the TIIE, but a rate referenced to or calculated from the TIIE. As of December 31, 2007, Petróleos Mexicanos was a party to interest-rate swap agreements with a notional amount of U.S.$1,768.0 million, with an average fixed interest rate of approximately 4.94% in U.S. dollars and 11.01% in pesos and a weighted average term of approximately 3.31 years. In 2007 and 2008, we have not entered into any interest-rate swap agreements.

The market value of Petróleos Mexicanos’ foreign exchange and interest rate derivatives position was negative Ps. 132.0 million as of December 31, 2006 and positive Ps. 3,082.1 million as of December 31, 2007.

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

Equity Swap

Between 1994 and 2004, Petróleos Mexicanos entered into several equity swaps with respect to shares of Repsol. In February and March 2008, we re-entered swaps with one month maturities with respect to 1,250,415 Repsol shares.

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

As part of our client-based approach, we offer natural gas derivatives to our clients. Since our benchmark is the market price, we enter into derivative transactions with the opposite position in order to offset the effect of the derivatives offered to our clients. Neither Bulletin C-10 nor SFAS No. 133 allows derivative positions to serve as hedges for other derivatives. Therefore, these operations are treated for accounting purposes as entered into for trading purposes. However, given that they have offsetting effects, we are only exposed to the basis risk arising from the difference between the index offered to clients and the underlying index related to the offsetting position.

The following tables set forth our portfolio of debt and derivative financial instruments as of December 31, 2007. It should be noted that:

•	for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed and variable rate debt;

•	for interest-rate swaps and other derivatives, this table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates;

•	weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;

•	fair values are obtained from market quotes received from market sources such as Reuters and Bloomberg;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	the information is presented in equivalents of the peso, which is our reporting currency; and

•	each instrument’s actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2007(1)

	Year of Expected Maturity Date
							Total
							Carrying
	2008	2009	2010	2011	2012	Thereafter	Value	Fair Value
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	25,066,345	34,679,676	10,969,650	18,788,719	1,202,626	60,088,474	150,795,491	166,017,227
Average Interest Rate(%)	—	—	—	—	—	—	7.4987%

Fixed rate (Japanese yen)	2,310,201	2,443,282	1,529,726	850,233	850,233	6,270,637	14,254,312	15,293,656
Average Interest Rate(%)	—	—	—	—	—	—	2.5521%

Fixed rate (Pounds)	—	—	—	—	—	8,642,960	8,642,960	9,199,394
Average Interest Rate(%)	—	—	—	—	—	—	7.5000%

Fixed rate (Pesos)	1,027,500	—	6,172,000	2,000,000	2,000,000	21,745,244	32,944,744	30,547,752
Average Interest Rate(%)	—	—	—	—	—	—	6.2618%

Fixed rate (Euro)	840	840	11,908,290	840	840	37,311,352	49,223,002	49,236,616
Average Interest Rate(%)	—	—	—	—	—	—	6.1326%

Total fixed rate debt	28,404,886	37,123,798	30,579,666	21,639,792	4,053,699	134,058,667	255,860,509	270,294,645

Variable rate (U.S. dollars)	42,560,947	16,385,418	25,658,523	26,321,621	32,075,153	35,487,688	178,489,350	180,715,506
Variable rate (Euro)	1,639,916	—	—	—	—	—	1,639,916	1,742,687
Variable rate (pesos)	3,361,389	13,944,444	13,912,600	8,300,000	2,800,000	22,487,400	64,805,833	66,028,634

Total variable rate debt	47,562,252	30,329,862	39,571,123	34,621,621	34,875,153	57,975,088	244,935,099	248,486,827

Total Debt	75,967,138	67,453,660	70,150,789	56,261,413	38,928,852	192,033,755	500,795,608	518,781,472

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2007 of Ps. 10.8662 = U.S. $1.00; Ps. 0.0973 = 1.00 Japanese yen; Ps. 21.6074 = 1.00 British pound; Ps. 15.8766 = 1.00 Euro.
Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate and Currency Risk) as of December 31, 2007(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date
							Total
							Notional
	2008	2009	2010	2011	2012	Thereafter	Amount	Fair Value(2)
	(in thousands of nominal pesos)

Hedging Instruments

Interest Rate Swaps (U.S. Dollar)

Variable to Fixed	412,996	412,996	412,996	—	—	—	1,238,989	(13,681)

Average pay rate	4.94%	4.94%	4.94%	—	—	—	4.94%	n.a.

Average receive rate	4.75%	3.54%	3.66%	—	—	—	3.98%	n.a.

Interest Rate Swaps (Mexican Pesos)

Variable to Fixed	2,472,500	5,000,000	600,000	1,200,000	1,200,000	7,500,000	17,972,500	(1,439,470)

Average pay rate	10.62%	10.83%	10.95%	11.01%	11.19%	11.48%	11.01%	n.a.

Average receive rate	8.14%	8.30%	8.40%	8.56%	8.73%	8.86%	8.50%	n.a.

Cross Currency Swaps

Receive Euro /

Pay U.S. dollars	1,501,184	—	10,627,144	—	—	32,601,860	44,730,188	3,549,308

Receive Japanese Yen/

Pay U.S. dollars	2,130,189	2,262,363	1,436,274	861,532	861,532	5,997,946	13,549,835	(355,956)

Receive Pounds/

Pay U.S. dollars	—	—	—	—	—	7,417,159	7,417,159	1,120,775

Receive UDI/

Pay Mexican peso	—	—	—	—	—	11,901,650	11,901,650	221,101

Non-Hedging Instruments(3)

Interest Rate Swaps

Variable to fixed	—	—	—	—	—	—	—	—

Average pay rate(%)	—	—	—	—	—	—	—	n.a.

Average receive rate(%)	—	—	—	—	—	—	—	n.a.

Total	—	—	—	—	—	—	—	—

Notes:	Numbers may not total due to rounding.
n.a. = Not applicable.

(1)	The information in this table has been calculated using exchange rates at December 31, 2007 of Ps. 10.8662 = U.S. $1.00.

(2)	Positive numbers represent a favorable fair value to PEMEX.

(3)	As of December 31, 2007, all derivative financial instruments held by PEMEX qualified as hedging instruments.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Director General and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

(b)	Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican FRS. Our internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of PEMEX;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican FRS, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of PEMEX are being made only in accordance with authorizations of management and directors of the relevant entity; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of PEMEX’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of

Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework and the Control Objectives for Information and Related Technology (COBIT) created by the IT Governance Institute.

Management relied on Auditing Standards No. 2 and 5 of the PCAOB in order to create an appropriate framework to evaluate the effectiveness of the design and operation of PEMEX’s internal control over financial reporting.

Based on our assessment and those criteria, management concluded that PEMEX maintained effective internal control over financial reporting as of December 31, 2007.

(c)	Attestation report of the independent registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(d)	Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Guidelines for the Independent Audit Committee require that at least one of the members of the Audit Committee of Petróleos Mexicanos qualifies as an “audit committee financial expert”. Mr. Fernando Vilchis Platas, Member of the Independent Audit Committee in Petróleos Mexicanos qualifies as audit committee financial expert and is independent, within the meaning of this Item 16A.

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

In addition, all of our employees are currently also subject to the Código de Etica de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Federal Public Officials of the Federal Public Administration), which was issued by SFP in July 2002 pursuant to the requirements of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) in order to establish clear rules to promote and enforce legal and ethical standards of conduct and to prevent corruption and corporate abuses by Mexican public officials. See “Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations” for more information.

Item 16C.	Principal Accountant Fees and Services

Change in Independent Auditors

The Board of Directors of Petróleos Mexicanos, in its meeting held on December 4, 2007, approved the execution of auditing services by KPMG Cárdenas Dosal, S.C., which was appointed by the SFP as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities prepared in accordance with Normas y Principios Básicos de

Contabilidad Gubernamental (Governmental Accounting Standards) replacing PricewaterhouseCoopers, S.C, which rendered those services until the 2006 fiscal year. The reason for this change is that the maximum period stated for external auditors firms to render their services to a public entity was completed in accordance with the Guidelines applicable to the selection, designation and evaluation of the external auditors’ performance auditing entities of the Mexican Government, issued by the SFP.

The Board of Directors of Petróleos Mexicanos also approved KPMG Cárdenas Dosal, S.C., as appointed by the SFP, to audit the consolidated financial statements of Petróleos Mexicanos, subsidiary entities and subsidiary companies prepared in accordance with Mexican FRS, as well as performs other related services associated with the auditing of such consolidated financial statements.

Audit and Non-Audit Fees

The following table sets forth the fees billed and billable to us by PricewaterhouseCoopers, S.C., who served as our external auditors for our fiscal years ended December 31, 2001 through 2006, during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(in thousands of nominal pesos)

Audit fees	Ps.	29,831	Ps.	10,646
Audit-related fees		791		—
Tax fees		2,429		96
Other fees		22,303		—

Total fees	Ps.	55,354	Ps.	10,742

Audit fees in the above table are the aggregate fees billed and billable by PricewaterhouseCoopers, S.C. in connection with the audit of our annual financial statements, the review of our interim financial statements, services provided in connection with statutory and regulatory filings, comfort letters, statutory audits and consents. In 2007, these fees represent are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of annual financial statements of some of our foreign subsidiary companies.

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

The following table sets forth the fees billed and billable to us by our new independent auditors, KPMG Cárdenas Dosal, S.C. during the fiscal year ended December 31, 2007:

	Year ended December 31, 2007
	(in thousands of nominal pesos)

Audit fees	Ps.	23,597
Audit-related fees		1,359
Tax fees		1,580
Other fees		3,194

Total fees	Ps.	29,730

Audit fees in the above table are the aggregate fees billed and billable by KPMG Cárdenas Dosal, S.C. in connection with the review of our annual financial statements in 2007, services provided in connection with statutory and regulatory filings and statutory audits.

Audit-related fees in the above table are the aggregate fees billed by KPMG Cárdenas Dosal, S.C. for special purpose audits performed in accordance with the instructions of the SFP, which were performed pursuant to agreed upon procedures.

Tax fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. for tax compliance services, which generally involved the review of original and amended tax returns and claims for tax refunds.

Other fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. related to (i) the issuance of a review report, in accordance with the Standard for Assurance Engagements (ISAE 3000): Assurance Engagements other than Audits or Reviews of Historical Financial Information developed by International Auditing and Assurance Standards Board in connection with PEMEX’s sustainability report, (ii) the issuance of compliance reports for social security authorities in Mexico, and (iii) an agreed upon procedures report in order to comply with a contract entered into by a subsidiary company.

Audit Committee Approval Policies and Procedures

In accordance with Mexican regulations, the SFP appoints the external auditors of Petróleos Mexicanos and the subsidiary entities through a competitive bidding process on an annual basis to audit our financial statements in accordance with Governmental Accounting Standards applicable to Mexican public sector entities. The auditors selected by the SFP to audit these financial statements subsequently audit financial statements in accordance with Mexican FRS, including their reconciliation to U.S. GAAP. The Board of Directors of Petróleos Mexicanos reviews and ratifies the engagement of the external auditors by the SFP.

The SFP periodically assigns new external auditors to Petróleos Mexicanos and the subsidiary entities. PricewaterhouseCoopers S.C. was assigned as external auditor for Petróleos Mexicanos and the subsidiary entities on May 9, 2002. PricewaterhouseCoopers S.C. completed the maximum time period for an external auditor to render services to a Mexican public sector entity, pursuant to the Guidelines for the selection, designation and evaluation of external auditors’ performance in auditing entities of the Mexican Government.

Once such term ended, as indicated above, the SFP and the Board of Directors of Petróleos Mexicanos appointed KPMG Cárdenas Dosal, S.C. as the external auditor of Petróleos Mexicanos’ financial statements and the consolidated financial statements of Petróleos Mexicanos and the subsidiary entities.

Beginning in 2008, the Independent Audit Committee of Petróleos Mexicanos will approve the selection and appointment of the external auditors of Petróleos Mexicanos and supervise the preparation and issuance of the external auditor’s report on our financial statements, in accordance with the Guidelines for the Independent Audit Committee. See “Item 6—Directors, Senior Management and Employees—Audit Committee.”

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-100, incorporated herein by reference.

Item 19.	Exhibits.

Documents filed as exhibits to this Form 20-F:

1.1	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 1, 1994 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.2	Reglamento de la Ley Orgánica de Petróleos Mexicanos (Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.3	Reglamento de Gas Natural (Natural Gas Regulation), effective November 9, 1995 together with an English translation (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 1996 and incorporated by reference herein).
1.4	Decreto por el que se Reforma la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Decree that Amends the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), effective November 14, 1996 (previously filed as Exhibit 1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1997 and incorporated by reference herein).
1.5	Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
1.6	Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and Subsidiary Entities), as amended effective January 16, 2002 (English translation) (previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (File No. 0-99) on November 15, 2002 and incorporated by reference herein).
1.7	Decreto por el que se adicionan dos párrafos al artículo 6o. de la Ley Reglamentaria del artículo 27 Constitucional en el Ramo del Petróleo y se reforma el tercer párrafo y adiciona un último párrafo al artículo 3[o] de la Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Decree that adds two paragraphs to Article 6 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs and amends the third paragraph and adds a last paragraph to Article 3 of the Organic Law of Petróleos Mexicanos and Subsidiary Entities) together with an English translation, effective January 13, 2006 (previously filed as Exhibit 1.7 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 2006 and incorporated by reference herein).
2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
2.2	Indenture, dated August 7, 1998, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).
2.3	Indenture, dated July 31, 1999, between Petróleos Mexicanos and Bankers Trust Company (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-10706) on September 29, 1999 and incorporated by reference herein).
2.4	Indenture, dated as of July 31, 2000, among Master Trust, Petróleos Mexicanos and Bankers Trust (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
2.5	Indenture, dated as of February 3, 2003, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 4.7 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-102993) on February 12, 2003 and incorporated by reference herein).

2.6	Indenture, dated as of December 30, 2004 among Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).
2.7	Fiscal Agency Agreement between Petróleos Mexicanos and Bankers Trust, dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).
2.8	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.9	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).
2.10	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).
2.11	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).
2.12	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.13	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Master Trust, (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).
2.14	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
     The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
7.1	Computation of Ratio of Earnings to Fixed Charges.
8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 4.
10.1	Consent letter of Ryder Scott Company, L.P.
10.2	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.
10.3	Consent letter of DeGolyer and MacNaughton.
12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).
12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Esteban Levin Balcells
Name: Esteban Levin Balcells
Title: Chief Financial Officer

Date: June 30, 2008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office
And the Board of Directors of
Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheet of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2007 and the related consolidated statements of operations, changes in equity and changes in financial position for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX as of December 31, 2007 and the consolidated results of their operations, the changes in their equity and the changes in their financial position for the year ended December 31, 2007 in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

KPMG Cárdenas Dosal, S. C.

/s/ Eduardo Palomino
Eduardo Palomino
Mexico City, Mexico
April 11, 2008, except as to note 21, 22 and 23
which are as of June 26, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, Mexico, June 29, 2007

To the General Comptroller’s Office
and the Board of Directors of
Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheet of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively, “PEMEX”) as of December 31, 2006, and the related consolidated statements of operations, changes in equity and changes in financial position for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in Note 3l. to the consolidated financial statements, effective January 1, 2005, PEMEX adopted the amendments to Bulletin D-3, “Labor Obligations”, issued by the Mexican Institute of Public Accountants (“MIPA”), which establishes the rules for valuation and recording of liabilities arising from other severance payments paid to employees upon dismissal. As of January 1, 2005, the adoption of these amendments resulted in a charge of Ps. 1,427,872,000, which is presented in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

As described in Note 3m. to the consolidated financial statements, effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations”, issued by the MIPA, which establishes the criteria for valuation, recording and disclosure applicable to derivative financial instruments for hedging and to embedded derivatives. As of January 1, 2005, the adoption of these provisions resulted in the recognition of an initial cumulative charge of Ps. 477,996,000, recognized in the consolidated statement of operations as a cumulative effect of adoption of new accounting standards.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX at December 31, 2006 and the consolidated results of their operations, changes in equity and changes in financial position for each of the two years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of said differences is presented in Note 21 to the consolidated financial statements.

PricewaterhouseCoopers

/s/  Ariadna L. Muñiz Patiño
Ariadna L. Muñiz Patiño
Public Accountant

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS
(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

	2007		2007		2006
	(Unaudited)

ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	U.S. $	15,736,617	Ps.	170,997,240	Ps.	195,776,457

Accounts, notes receivable and other — Net (Note 6)		13,943,286		151,510,543		137,163,105
Inventories — Net (Note 7)		8,571,822		93,143,136		62,063,798
Derivative financial instruments (Note 11)		1,188,075		12,909,868		4,389,836

		23,703,183		257,563,547		203,616,739

Total current assets		39,439,800		428,560,787		399,393,196

Investments in shares of non consolidated subsidiaries and affiliates (Note 8)		3,042,770		33,063,354		32,760,946
Properties, plant and equipment — Net (Note 9)		73,056,399		793,845,453		737,195,457
Intangible asset derived from the actuarial computation of labor obligations (Note 12)		6,626,864		72,008,835		76,495,133
Other assets — Net		257,880		2,802,177		4,175,692

Total assets	U.S. $	122,423,713	Ps.	1,330,280,606	Ps.	1,250,020,424

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 10)	U.S. $	6,998,778	Ps.	76,050,128	Ps.	66,240,278
Suppliers		3,233,728		35,138,344		37,102,983
Accounts and accrued expenses payable		1,665,488		18,097,530		14,592,081
Taxes payable		13,490,765		146,593,355		45,006,644
Derivative financial instruments (Note 11)		1,250,160		13,584,495		13,372,143

Total current liabilities		26,638,919		289,463,852		176,314,129
Long-term liabilities:
Long-term debt (Note 10)		39,096,323		424,828,472		524,475,242
Reserve for sundry creditors and others		2,895,883		31,467,252		31,513,072
Reserve for labor obligations (Note 12)		48,609,566		528,201,272		471,665,183
Deferred taxes (Note 18i.)		590,077		6,411,897		4,597,172

Total liabilities		117,830,768		1,280,372,745		1,208,564,798

EQUITY (Note 14):
Certificates of Contribution “A”		8,922,897		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		13,294,217		144,457,629		133,296,805
Surplus in the restatement of equity		16,430,011		178,531,795		159,893,393
Effect on equity from labor obligations (Note 12)		(4,763,352)		(51,759,539)		(48,326,747)
Derivative financial instruments (Note 11)		(101,749)		(1,105,629)		(1,762,328)

		33,782,024		367,082,249		340,059,116

Accumulated losses:
From prior years		(27,504,262)		(298,866,819)		(345,556,695)
Net income (loss) for the year		(1,684,817)		(18,307,569)		46,953,205

		(29,189,079)		(317,174,388)		(298,603,490)

Total equity		4,592,945		49,907,861		41,455,626

Commitments and contingencies (Notes 15 and 16)		—		—		—

Total liabilities and equity	U.S. $	122,423,713	Ps.	1,330,280,606	Ps.	1,250,020,424

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

	2007		2007		2006		2005
	(Unaudited)

Net sales:
Domestic	U.S. $	54,485,281	Ps.	592,047,961	Ps.	567,289,873	Ps.	545,339,433

Export		49,964,740		542,926,858		535,144,048		457,266,832
Services income		97,606		1,060,609		1,075,947		1,224,808

Total revenues		104,547,627		1,136,035,428		1,103,509,868		1,003,831,073
Cost of sales		42,394,374		460,665,742		418,258,210		389,943,899

Gross income		62,153,253		675,369,686		685,251,658		613,887,174

General expenses:
Transportation and distribution expenses		2,282,172		24,798,539		24,921,656		23,655,910
Administrative expenses		5,534,636		60,140,465		56,052,773		50,527,884

Total general expenses		7,816,808		84,939,004		80,974,429		74,183,794

Operating income		54,336,446		590,430,682		604,277,229		539,703,380

Other revenues (principally IEPS benefit) — Net (Note 18h.)		7,640,114		83,019,010		61,213,533		2,896,394

Comprehensive financing result:
Interest — Net		(2,896,873)		(31,478,006)		(36,195,263)		(41,500,949)
Exchange (loss) gain — Net		(132,048)		(1,434,868)		(2,470,584)		19,031,585
Gain on monetary position		1,184,064		12,866,287		14,819,222		17,633,273

		(1,844,857)		(20,046,587)		(23,846,625)		(4,836,091)

Profit sharing in non-consolidated subsidiaries and affiliates (Note 8)		510,303		5,545,054		10,073,577		8,658,665

Income before taxes and duties		60,642,006		658,948,159		651,717,714		546,422,348

Hydrocarbon extraction duties and others (Note 18)		61,474,951		667,999,120		587,020,786		538,063,741
Excess gain duties (Note 18d.)		—		—		8,223,820		60,869,738
Hydrocarbon income tax (Note 18i.)		554,965		6,030,367		4,914,859		2,135,245
Income tax (Note 18k.)		296,906		3,226,241		4,605,044		3,981,678
Special tax on production and services (IEPS Tax) (Note 18h.)		—		—		—		21,824,060

		62,326,822		677,255,728		604,764,509		626,874,462

Cumulative effect of adoption of new accounting standards (Notes 3l. and 3m.)		—		—		—		(1,905,868)

Net (loss) income for the year	(U.S.$	1,684,816)	(Ps.	18,307,569)	Ps.	46,953,205	(Ps.	82,357,982)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

			Mexican
			Government
			increase		Surplus				Effect		Retained earnings
			in equity of		in the		Derivative		on equity		(Accumulated losses)
	Certificates of		Subsidiary		restatement		financial		from labor			From prior	For the
	Contribution ‘‘A”		Entities		of equity		instruments		obligations			years	year		Total

Balances as of December 31, 2004	Ps.	96,957,993	Ps.	36,411,340	Ps.	147,644,457	Ps.	—	(Ps.	7,782,166)		(Ps. 207,589,715)	(Ps.	28,443,617)	Ps.	37,198,292
Transfer to prior years’ accumulated losses		—		—		—				—		(28,443,617)		28,443,617		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on June 10, 2006 (Note 14)		—		—		—		—		—		(11,482,869)		—		(11,482,869)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)				48,157,553												48,157,553
Comprehensive loss for the year (Note 13)						8,184,288		(7,036,437)		(21,672,659)		—		(82,357,982)		(102,882,790)

Balances as of December 31, 2005		96,957,993		84,568,893		155,828,745		(7,036,437)		(29,454,825)		(247,516,201)		(82,357,982)		(29,009,814)
Transfer to prior years’ accumulated losses		—		—		—		—		—		(82,357,982)		82,357,982		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 18th, 2005 (Note 14)		—		—		—		—		—		(16,392,606)		—		(16,392,606)
Increase in equity of the Subsidiary Entities made by the Mexican Government				48,727,912												48,727,912
Comprehensive income for the year (Note 13)						4,064,648		5,274,109		(18,871,922)		710,094		46,953,205		38,130,134

Balances as of December 31, 2006		96,957,993		133,296,805		159,893,393		(1,762,328)		(48,326,747)		(345,556,695)		46,953,205		41,455,626
Transfer to prior years’ accumulated losses		—		—		—		—		—		46,953,205		(46,953,205)		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 29, 2007 (Note 14)		—		—		—		—		—		(263,329)		—		(263,329}
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		11,160,824		—		—		—		—		—		11,160,824
Comprehensive loss for the year (Note 13)		—		—		18,638,402		656,699		(3,432,792)		—		(18,307,569)		(2,445,260)

Balances as of December 31, 2007	Ps.	96,957,993	Ps.	144,457,629	Ps.	178,531,795	(Ps.	1,105,629)	(Ps.	51,759,539)		(Ps. 298,866,819)	(Ps	18,307,569)	Ps.	49,907,861

Unaudited	U.S.$	8,922,897	U.S.$	13,294,217	U.S.$	16,430,011	(U.S.$	101,749)	U.S.$	4,763,352	(U.S.$	27,504,262)	(U.S.$	1,684,817)	U.S.$	4,592,945

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

	2007		2007		2006		2005
	(Unaudited)

Operating activities:
Net (loss) income for the year	(U.S.$	1,684,817)	(Ps.	18,307,569)	Ps.	46,953,205	(Ps.	82,357,982)
Charges to operations not requiring the use of funds:
Depreciation and amortization		6,680,506		72,591,718		65,672,189		56,995,357
Reserve for labor obligations cost		7,850,662		85,306,866		74,493,349		63,787,616
Profit sharing in non-consolidated subsidiaries and affiliates		510,302		5,545,054		10,073,577		8,658,665
Deferred taxes		177,417		1,927,847		904,162		2,135,247
Impairment on fixed assets		—		—		703,247		1,432,691

		13,534,070		147,063,916		198,799,729		50,651,594
Funds generated (used) in operation activities:
Accounts, notes receivable and other		(1,320,373)		(14,347,438)		(37,177,837)		9,930,406
Inventories		(1,155,331)		(12,554,059)		(2,678,038)		(6,527,714)
Intangible asset derived from the actuarial computation of labor obligations		—		—		23,316,114		(14,672,035)
Other assets		126,403		1,373,515		(576,898)		—
Suppliers		(180,803)		(1,964,639)		3,676,529		6,291,447
Accounts payable and accrued expenses		365,779		3,974,633		3,382,644		(14,317,686)
Taxes payable		9,348,872		101,586,711		(26,857,283)		24,181,434
Reserve for sundry creditors and others		(4,217)		(45,820)		3,744,807		(1,203,805)
Derivative financial instruments		(747,287)		(8,120,165)		(2,541,921)		16,798,338

Funds provided by operating activities		19,967,113		216,966,654		163,087,846		71,131,979

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government		(24,234)		(263,329)		(16,392,606)		(11,482,869)
(Decrease) Increase in Debt — Net		(8,267,556)		(89,836,920)		10,202,873		65,892,138
Increase in equity of Subsidiary Entities		1,027,114		11,160,824		48,727,912		48,157,553
Retirement, seniority premiums and other post-retirement benefits payments		(2,550,779)		(27,717,270)		(17,042,349)		—
Sale of future accounts receivable		—		—		—		(40,871,801)

Funds (used in) provided by financing activities		(9,815,455)		(106,656,695)		25,495,830		61,695,021

Investing activities:
Investment in shares		(538,133)		(5,847,462)		(14,153,450)		(7,485,420)
Increase in fixed assets — Net		(11,893,920)		(129,241,714)		(109,103,789)		(89,577,399)

Funds used in investing activities		(12,432,053)		(135,089,176)		(123,257,239)		(97,062,819)

Net (decrease) increase in cash and cash equivalents		(2,280,395)		(24,779,217)		65,326,437		35,764,181
Cash and cash equivalents at beginning of the year		18,017,012		195,776,457		130,450,020		94,685,839

Cash and cash equivalents at end of the year	U.S.$	15,736,617	Ps.	170,997,240	Ps.	195,776,457	Ps.	130,450,020

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

These financial statements have been translated from the Spanish language for the convenience of the reader.

NOTE 1 —	APPROVAL:

On April 11, 2008, the attached consolidated financial statements and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos in a meeting scheduled for April 29, 2008, where it is expected that the Board will approve such statements pursuant to the terms Article 104 Fraction III, paragraph a, of the Mexican Securities Market Law, of Article 33 Fraction I, paragraph a section 3 and of Article 78 of the general provisions applicable to Mexican securities issuers and other participants of the securities market.

NOTE 2 — STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938. A decree of the Mexican Congress stated the foreign-owned oil companies in operation at that time in the United States of Mexico (Mexico) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican state oil and gas company.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the Constitución Politica de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the “Regulatory Law”), effective on November 30, 1958, as amended effective on May 12, 1995, November 14, 1996 and January 13, 2006, and the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the “Organic Law”), effective on July 17, 1992, as amended effective on January 1, 1994, January 16, 2002 and January 13, 2006. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico’s petroleum industry. For purposes of these financial statements, capitalized words carry the meanings attributed to them herein or the meanings as defined in the Mexican Constitution or the Organic Law.

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

Pemex-Exploración y Producción (“Pemex-Exploration and Production”);
Pemex-Refinación (“Pemex-Refining”);
Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and
Pemex-Petroquímica (“Pemex-Petrochemicals”).

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities by the Organic Law, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain activities.

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

At its formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities’ initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

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

As used herein, “Subsidiary Companies” are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the “Master Trust”), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos) (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos (“RepCon Lux”) and (e) Pemex Finance, Ltd.

“Non-consolidated subsidiary companies,” as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less does ownership investment and not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as “PEMEX.”

On September 14, 2004, the authorities authorized the procedures to merge Pemex-Petrochemicals and its subsidiaries. At the extraordinary Board of Directors’ meeting held on February 9, 2006, the merger was formalized with Pemex-Petrochemicals as the surviving company, which acquired the rights and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

obligations of its merged subsidiaries on April 30, 2006, while the subsidiary companies became petrochemical complexes operating as part of the surviving entity. The foregoing had no effect on the preparation of these consolidated financial statements.

NOTE 3 —	SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to “pesos” or “Ps.” refers to Mexican pesos and “dollars” or “U.S.$” refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, are summarized below:

a.	Effects of inflation on the financial information

PEMEX recognizes the effects of inflation in accordance with Bulletin B-10 of Normas de Información Financiera (Mexican Financial Reporting Standards or “Mexican FRS” or “NIF’s”), “Effects of Inflation” (“Bulletin B-10”). All periods presented herein are presented in accordance with Bulletin B-10.

The amounts shown in the accompanying consolidated financial statements include the effects of inflation in the financial information and are expressed in thousands of constant Mexican pesos as of December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”). The indexes used for the recognition of inflation were as follows:

		Inflation
December 31,	NCPI	for the Year

2007	125.5640	3.76%
2006	121.0150	4.05%
2005	116.3010	3.33%

b.	Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España (“HPE”); P.M.I. Holdings B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine Ltd (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SES”); Pemex Services Europe Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Master Trust; Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

The financial statements of foreign Subsidiary Companies classified as integrated foreign operations, as defined by Mexican FRS, are translated into Mexican pesos on the following basis: a) monetary items, at the rate of exchange in effect at the end of the period; b) non-monetary items, at the historical exchange rate; c) income and expense items, at the average exchange rate for each month in the year; and d) the effect of changes in exchange rates is recorded in equity. The financial statements in pesos are restated at the close of the period in accordance with the provisions of Bulletin B-10.

The financial statements of other foreign Subsidiary Companies are translated using the exchange rate effective at year end for monetary assets and liabilities, the historical exchange rate for non-monetary items and the average exchange rate for the statements of operations items. The effects of changes in the applicable exchange rates are included directly in stockholders’ equity as “Surplus in restatement of equity.”

Investment in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at cost and, based upon their relative importance to the total assets and income of PEMEX, were not consolidated and are accounted for under the equity method.

c.	Long-term productive infrastructure projects (PIDIREGAS)

The investment in long-term productive infrastructure projects (“PIDIREGAS”) and related liabilities are initially recorded in accordance with NG-09-B, applicable to Entidades Paraestatales de la Administración Pública Federal (“State-owned Entities of the Federal Public Administration”), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. All effects of NG-09-B are therefore eliminated.

The main objective of the Master Trust and Fideicomiso F/163 is to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose.

d.	Exploration and drilling costs and specific oil-field exploration and depletion reserve

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

e.	Reserve for abandonment cost of wells

The reserve for abandonment cost of wells (plugging and dismantling), as of December 31, 2007 and 2006 was Ps.17,148,400 and Ps.16,027,307, respectively, and is included as operative reserve in long-term liabilities.

The carrying value of these assets is subject to an annual impairment assessment. (see Note 9).

f.	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

g.	Inventory and cost of sales

Inventories are valued as follows:

I.	Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II.	Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III.	The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV.	Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V.	Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI.	Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the cost of refined and other products, and deducting the value of inventories at the end of the year. The resulting amount is adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h.	Investment in shares of non-consolidated subsidiary companies affiliates companies

Certain non-material non-consolidated subsidiary companies are accounted for under the equity method (see Note 2).

Investments in shares in which PEMEX holds 50% or less of the issuer’s capital stock are recorded at cost and adjusted for inflation using factors derived from the NCPI.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

i.	Properties, plant and equipment

Properties, plant and equipment are initially recorded at acquisition cost and adjusted using factors derived from the NCPI. The restated amounts must not exceed the asset market value or replacement cost (see Note 9).

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets. Until 2006, interest and foreign exchange losses or gains associated with these assets were also included. (see paragraph (y) of this Note).

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The depreciation rates used by PEMEX are as follows:

	%	Years

Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

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

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j. and 9).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

j.	Impairment of the value of long-lived assets

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2007, no impairment charge was recognized by PEMEX. At December 31, 2006 and 2005, PEMEX recorded an impairment charge related to long-lived assets of Ps. 703,247 and Ps. 1,432,691, respectively. (see Note 9d.).

k.	Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities, in certain cases, such amounts are recorded at their present value.

l.	Labor obligations

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits, and employment termination for causes other than restructuring, to which all employees are entitled are recorded in the income statement for the year in which employees rendered services in accordance with actuarial valuations, using the projected unit-credit method (see Note 12). The amortization of the prior service cost of such services, which has not been recognized, is based on the employees’ remaining average years of services. As of December 31, 2007, the remaining average years of services of PEMEX’s employees participating in the plan was approximately 11 years.

The plan for other post-retirement benefits includes cash to retired personnel and their dependents for gas, gasoline and necessities, as well as medical services that are provided using PEMEX’s infrastructure. (See Note 12).

Effective on January 1, 2005, PEMEX adopted the amendments of Bulletin D-3, which provide additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal. The adoption of these provisions resulted in the recognition of an initial liability related to prior service costs in the amount of Ps. 1,427,872 and a charge to income upon adoption in the same amount, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

m.	Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (“Bulletin C-10”) issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives. The adoption of these provisions resulted in the recognition of an initial cumulative effect to the comprehensive loss in equity of Ps. 6,824,799 and a charge to income for the year of Ps. 477,996, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards (see Note 11).

As of December 31, 2007 and 2006, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10 (see Note 11).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

n.	Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o.	Restatement of equity, other contributions and retained earnings

The restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

p.	Cumulative effect of the Hydrocarbon tax

The cumulative effect from the hydrocarbon reserve tax represents the effect from the initial recognition of cumulative deferred taxes.

q.	Surplus in the restatement of equity

The surplus in the restatement of equity is related to the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date.

r.	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (“Income Tax Law”), the Ley del Impuesto al Activo (“Asset Tax Law”) or the Ley del Impuesto Empresarial a Tasa Única (“Flat Rate Business Tax”) (see Note 18).

s.	Special Tax on Production and Services (IEPS Tax)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

t.	Revenue recognition

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

u.	Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the effect of inflation restatement, the net effect of exchange rate fluctuations, the effect of valuation of financial

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

instruments designated as cash flow hedges, the equity effect of labor reserve and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors (see Note 13).

v.	Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, monetary position gains and losses and valuation effects of financial instruments, reduced by the amounts capitalized.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

w.	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

x.	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities comprehensive approach method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities based on concepts similar to those discussed above (see Note 18).

y.	Accounting changes

The FRS B-3, Statement of Income, issued by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or “CINIF”) became effective beginning January 1, 2007. Accordingly, the accompanying statement of income for 2006, has been modified for reporting as provided under this FRS, which, together with the Interpretación a las Normas de Información Financiera (Interpretation of Financial Reporting Standards or “INIF”) 4, modified the general guidelines for the presentation and structure of the statement of income, eliminating the special and extraordinary items classifications.

In addition, this FRS requires that ordinary costs and expenses be classified based on their purpose, function, or a combination of both. Since PEMEX is an industrial entity, ordinary costs and expenses are classified in order to present the gross income margin.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

FRS D-6, Capitalization of Comprehensive Financial Results (“CFR”) issued by the CINIF, became effective beginning January 1, 2007. This FRS establishes the requirement to capitalize CFR attributable to certain assets having an extended acquisition period prior to being put into use (see Note 9a.)

Certain line items in the consolidated financial statements as of December 31, 2006 have been reclassified in order to make the presentation comparable to the corresponding line items in the consolidated financial statements as of December 31, 2007.

In addition certain reclassifications have been made to 2006 and 2005 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the December 31, 2007 consolidated financial statement presentation.

z.	Convenience translation

U.S. dollars shown in the balance sheets, the statements of operations, the statements of changes in equity and statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2007 of 10.8662 pesos per one U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 4 —	FOREIGN CURRENCY EXPOSURE:

As of December 31, 2007 and 2006, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies and were as follows:

	Amounts in foreign currency
	(Thousands)
			Net liability	Year-end	Amounts in
	Assets	Liabilities	position	Exchange rate	pesos

2007:
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	(	Ps.142,714,682)
Japanese yen	—	(142,217,370)	(142,217,370)	0.0973		(13,837,750)
Pounds sterling	230	(402,411)	(402,181)	21.6074		(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.8766		(94,034,355)
Swiss francs	—	(260)	(260)	9.5957		(2,495)
Currency Danish crowns	—	(250)	(250)	2.0075		(502)

Total liability position, before foreign currency hedging					(	Ps.259,279,870)

	Amounts in foreign currency
	(Thousands)			Year-end
			Net liability	Exchange	Amounts
	Assets	Liabilities	position	rate	in nominal pesos

2006:(1)
U.S. dollars	20,872,208	(46,944,810)	(26,072,603)	10.8810	(	Ps.283,695,982)
Japanese yen	—	(150,040,948)	(150,040,948)	0.0913		(13,698,739)
Pounds sterling	711	(401,812)	(401,101)	21.3061		(8,545,898)
Euros	23,635	(4,201,854)	(4,178,219)	14.3248		(59,852,152)
Swiss francs	562,443	(443,338)	119,105	8.9064		1,060,797

Total liability position, before foreign currency hedging					(	Ps.364,731,974)

(1)	The figures of December 31, 2006 in pesos are stated in thousands of Mexican pesos as of December 31, 2006 purchasing power (nominal value). Furthermore, as of December 31, 2007 and 2006, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.

NOTE 5 —	CASH AND CASH EQUIVALENTS:

At December 31, cash and cash equivalents were as follows:

	2007		2006

Cash on hand and in banks	Ps.	64,578,352	Ps.	95,760,432
Marketable securities		106,418,888		100,016,025

	Ps.	170,997,240	Ps.	195,776,457

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 6 —	ACCOUNTS, NOTES RECEIVABLE AND OTHER:

At December 31, accounts, notes receivable and other receivables were as follows:

	2007		2006

Domestic customers	Ps.	40,506,098	Ps.	34,729,334
Export customers		25,430,178		19,625,463
Negative IEPS Tax pending to be credited (Note 18)		32,943,613		13,372,968
Advance payments to Mexican Government of minimum guaranteed dividends (Note 14)		4,270,225		268,990
Specific funds (Note 14)		11,858,575		35,589,790
Employees and officers		3,648,372		3,174,902
Tax credits		4,035,632		1,505,183
Other accounts receivable		30,308,784		31,570,645

		153,001,477		139,837,275
Less allowance for doubtful accounts		(1,490,934)		(2,674,170)

	Ps.	151,510,543	Ps.	137,163,105

NOTE 7 —	INVENTORIES:

At December 31, inventories were as follows:

	2007		2006

Crude oil, refined products, derivatives and petrochemical products	Ps.	87,971,050	Ps.	56,796,075
Materials and supplies in stock		6,370,017		6,673,156
Materials and products in transit		148,376		300,123

		94,489,443		63,769,354
Less allowance for slow-moving and obsolete inventory		(1,346,307)		(1,705,556)

	Ps.	93,143,136	Ps.	62,063,798

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 8 —	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASOCCIATED:

The investments in shares of non-consolidated subsidiaries affiliates and others were as follows:

	Percentage of	Carrying Value at December 31,
Subsidiaries and Affiliates Shares:	Investment	2007		2006

Repsol YPF, S.A.(1)	5.00%	Ps.	23,146,258	Ps.	23,192,819
Deer Park Refining Limited(2)	50.00%		7,113,824		5,924,890
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%		1,122,215		1,110,643
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.	49.00%		5,147		5,147
Other-net			1,675,910		2,527,447

Total investments		Ps.	33,063,354	Ps.	32,760,946

	For the Year Ended December 31,
Profit Sharing in Non-Subsidiaries and Affiliates:	2007		2006		2005

Repsol YPF, S.A.(1)	Ps.	588,729	Ps.	3,621,872	Ps.	2,610,657
Deer Park Refining Limited(2)		4,944,329		6,419,178		6,004,199
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		11,996		32,527		43,809

Total profit sharing	Ps.	5,545,054	Ps.	10,073,577	Ps.	8,658,665

(1)	PEMEX owned 59,884,453 and 59,404,128 shares of Repsol YPF, S.A. at December 31, 2007 and 2006, respectively.

(2)	PMI NASA has a 50% joint venture with Shell Oil Company, through which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2007, 2006 and 2005, PEMEX recorded Ps. 4,944,329, Ps. 6,419,178 and Ps. 6,004,199 of profits, respectively, related to its equity in the results of the joint venture, which has been recorded under “profit sharing in non-consolidated subsidiaries and affiliates” in the statement of operations. In 2006 and 2005, PEMEX paid the joint venture Ps. 11,078,973 and Ps. 10,742,295, respectively, for the processing of crude oil. As of December 31, 2006 the contract between PMI NASA and Pemex-Refining, was concluded and it was not renewed.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 9 —	PROPERTIES, PLANT AND EQUIPMENT:

At December 31, components of properties, plant and equipment were as follows:

	2007		2006

Plants	Ps.	379,268,733	Ps.	357,366,268
Pipelines		296,304,941		278,873,434
Wells		466,157,259		412,518,087
Drilling equipment		22,226,019		22,363,980
Buildings		47,681,968		42,210,278
Offshore platforms		160,543,843		139,223,391
Furniture and equipment		36,440,294		34,809,700
Transportation equipment		14,146,501		14,008,239

		1,422,769,558		1,301,373,377
Less:
Accumulated depreciation and amortization		(760,177,709)		(693,295,137)

Net value		662,591,849		608,078,240
Land		39,842,669		42,164,885
Construction in progress		90,720,481		86,150,194
Fixed assets to be disposed of		690,454		802,138

Total	Ps.	793,845,453	Ps.	737,195,457

a)	PEMEX capitalized interest associated with the construction or installation of property, plant and equipment, totaling Ps. 6,996,305 and Ps. 5,541,036, as of December 31, 2007 and 2006, respectively. Starting in 2007, as part of the adoption of NIF-6, PEMEX capitalized Ps 5,350,849 of comprehensive financing costs related to qualified fixed assets, as these costs were directly related to investments during the acquisition phase of a project.

b)	Total depreciation of fixed assets and amortization of wells for the years ended December 31, 2007, 2006 and 2005 were Ps. 72,591,718, Ps. 65,672,189 and Ps.56,995,357, respectively, which includes amortization costs related to dismantlement and abandonment cost for the years ended December 31, 2007, 2006 and 2005 of Ps. 2,554,062, Ps. 508,361 and Ps. 1,370,730, respectively.

c)	As of December 31, 2007 and 2006, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 17,148,400 and Ps. 16,027,307, respectively.

d)	During 2007 PEMEX performed its impairment review of the value of long-live assets and concluded that there was no impairment for the year. As of December 31, 2006 and 2005, PEMEX recognized cumulative impairment charges in the value of the long-lived assets amounting to Ps. 14,593,955 and Ps. 13,890,780, respectively. (see Note 3j.).

NOTE 10 —	DEBT:

Under the Ley General de Deuda Pública (“General Law of Public Debt”), the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit or “SHCP”) authorizes the Mexican

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Government entities, in this case Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must observed in each case.

In addition, PEMEX is authorized to enter into and manage public debt of the Mexican Government and to guarantee these transactions to international organizations of which Mexico is part of and to national and international public and private entities.

In 2007, significant financing activities of Petróleos Mexicanos were as follows:

Petróleos Mexicanos obtained U.S.$7,310 under lines of credit granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2012.

During 2007, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling U.S.$1,002,629.

b.	During the second quarter of 2007, the Master Trust repurchased, in the open market certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027. The total principal amount repurchased in this program was equal to U.S.$1,139,696. These securities were cancelled after their repurchase.

c.	On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility in the amount of U.S.$2,500,000. This credit line was signed on September 14, 2007; it may be used either by Petróleos Mexicanos or the Master Trust; the credit line consists of two tranches, A and B, with terms of three and five years, respectively and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; and matures in 2010 and 2012, respectively; and each of the tranches may be extended twice, by one year. This credit line replaces the two previously syndicated revolving credit lines, each in the amount of U.S.$1,250,000.

d.	On October 22, 2007, the Master Trust issued notes for the amount of U.S.$2,000,000, of which U.S.$1,500,000 notes were issued at a coupon rate of 5.75% due in 2018 and U.S.$500,000 bonds at a coupon rate of 6.625%, due in 2035. This issuance was a second reopening of an issuance which took place on June 8, 2005.

e.	During the fourth quarter of 2007, the Master Trust repurchased in the open market U.S.$5,763,333, of notes, which represent a part of its own debt in notes with maturities between 2008 and 2027, as well as certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.

In 2006, significant financing activities of Petróleos Mexicanos were as follows:

a.	Petróleos Mexicanos obtained credit lines from export credit agencies totaling U.S.$56,241. These loans bear interest at fixed and variable rates with various maturity dates through 2012.

b.	Petróleos Mexicanos drew a total amount of U.S.$3,300,000 of under its revolving credit lines. These credit lines may be utilized by Petróleos Mexicanos and the Master Trust.

c.	On February 13, 2006, the Master Trust completed an exchange offer pursuant to which the Master Trust issued notes with a principal amount totaling U.S.$185,310 in exchange for an equal principal amount of notes previously issued by Petróleos Mexicanos, through a reopening of an original exchange offer made in December 2004. As a result of this second exchange, the Master

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Trust issued new notes and subsequently received cash payments from Petróleos Mexicanos upon the cancellation of the Petróleos Mexicanos notes acquired by the Master Trust.

Cash payments were made on the following dates and in the following amounts:

June 1, 2006	U.S.$	41,254
June 2, 2006		54,011
August 3, 2006		90,045

Total	U.S.$	185,310

During 2006, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling U.S.$1,914,184 and U.S.$4,250,000 by refinancing a syndicated loan in two tranches of U.S.$1,500,000 and U.S.$2,750,000 due in five and seven years, respectively.

b.	On February 2, 2006, the Master Trust reopened two series of notes issued on June 8, 2005 under its Medium-Term Notes Program Series A in two tranches: U.S.$750,000 of 5.75% Notes due in 2015, and U.S.$750,000 of 6.625% Notes due in 2035, both of which are guaranteed by Petróleos Mexicanos.

c.	The Master Trust drew a total aggregate amount of U.S.$2,250,000 of its revolving credit lines guaranteed by Petróleos Mexicanos. These credit lines may be utilized by Petróleos Mexicanos and the Master Trust.

During 2006, the Fideicomiso F/163 undertook the following financing activity:

On June 16, 2006, the Fideicomiso F/163 issued publicly-traded notes (certificados bursatiles) in the amount of Ps. 10,000,000 (in nominal terms), due in seven years, with a monthly interest rate of Tasa de Interés Interbancaria de Equilibrio (the Mexican Interbank Interest Rate or “TIIE”) less 0.07% and guaranteed by Petróleos Mexicanos.

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

As of December 31, 2007 and 2006, PEMEX was in compliance with the operating covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

As of December 31, 2007 and 2006, long-term debt was as follows:

			December 31, 2007			December 31, 2006
					Foreign			Foreign
			Pesos		currency	Pesos		currency
	Rate of Interest(2)	Maturity	(Thousands)		(Thousands)	(Thousands)		(Thousands)

U.S. dollars:
Bonds	Fixed from 4.75% to 9.5% and LIBOR plus 0.425% to 1.8%	Various to 2035	Ps.	163,225,526	12,119,761	Ps.	238,931,860	21,163,109
Financing assigned to PIDIREGAS	Fixed from 3.23% to 7.69% and LIBOR plus 0.02% to 2.25%	Various to 2017		72,163,251	6,641,075		76,624,927	6,786,963
Purchasing loans and project financing	Fixed from 3.32% to 5.04% and LIBOR plus 0.0625% to 2%	Various to 2014		2,108,662	194,057		3,229,236	286,026
Leasing contracts	Fixed from 8.05% to 9.91%	Various to 2012		—	—		793,645	70,296
Credit lines	LIBOR plus 0.20% and 0.25%	Various to 2023		27,165,500	2,500,000		—	—
External trade loans	LIBOR plus 0.325% to 0.475%	Various to 2013		46,181,350	4,250,000		48,659,972	4,310,000
Bank loans	Fixed from 5.44% to 5.58% and LIBOR plus 0.7% to 1.9%	Various to 2013		5,107,114	470,000		7,056,260	625,000

Total financing in U.S. dollars				315,951,403	26,174,893		375,295,900	33,241,394
Euros:
Bonds	Fixed from 5.5% to 6.62%, and floating of 8.21467%	Various to 2025		50,857,376	3,203,291		60,800,196	4,090,634
Unsecured loans, banks and project financing	Fixed from 2%	2016		5,544	349		5,977	402

Total financing in Euros				50,862,920	3,203,640		60,806,173	4,091,036

Japanese yen:
Direct loans	Fixed from 4.2%	2009		468,081	4,810,695		683,590	7,216,043
Bonds	Fixed from 3.5%	2023		2,919,000	30,000,000		2,841,959	30,000,000
Project financing	Prime 2.9081% and Fixed from 1% to 2.4%	Various to 2017		10,871,232	111,729,003		9,772,409	103,158,512

Total financing in Yen				14,258,313	146,539,698		13,297,958	140,374,555

Sterling pound:
Bonds	Fixed 7.5%	2013		8,642,960	400,000		8,842,798	Various
Pesos:
Certificates	TIIE less 0.07% and CETES plus 0.35% to 0.65%	Various to 2019		81,918,416			98,019,896
Syndicated bank loans	TIIE plus 0.35% and fixed from 8.4%	2008		3,500,000			7,263,130
Project financing and syndicated bank loans	Fixed from 11% and TIIE plus 0.4% to 0.48%	Various to 2012		12,333,333			14,872,123

Total financing in pesos				97,751,749			120,155,149

Total principal in pesos(1)				487,467,345			578,397,978
Plus: Accrued interest				58,565			1,563,831
Notes payable to contractors				13,352,690			10,753,711

Total principal and interest				500,878,600			590,715,520

Less: Short-term maturities				71,499,353			62,745,288
Current portion of notes payable to contractors				4,550,775			3,494,990

Total short-term debt				76,050,128			66,240,278

Long-term debt			Ps.	424,828,472		Ps.	524,475,242

											2013 and
	2008		2009		2010		2011		2012		Thereafter		Total

Maturity of the principal outstanding for each of the years ending December 31,	Ps.	76,050,128	Ps.	67,453,662	Ps.	70,150,790	Ps.	56,261,413	Ps.	38,928,853	Ps.	192,033,754	Ps.	500,878,600

Notes to table:

(1)	Includes financing from foreign banks of Ps. 355,682,481 and Ps. 418,347,126 as of December 31, 2007 and 2006, respectively.
(2)	As of December 31, 2007 and 2006 the rates were as follows: LIBOR, 4.59625% and 5.37%, respectively; the Prime rate in Japanese yen, 1.875% and 1.625%, respectively; the Cetes rate, 7.62% for 91 days and 7.71% for 182 days and 7.17% for 91 days and 7.20% for 182 days, respectively; TIIE 7.37% and 8.95%, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The total amount of notes payable to contractors at December 31, 2007 and December 31, 2006 are as follows:

	2007		2006

Total notes payable to contractors(1)(2)(3)(4)	Ps.	13,352,690	Ps.	10,753,711
Less: Current portion of notes payable to contractors		4,550,775		3,494,990

Notes payable to contractors (long-term)	Ps.	8,801,915	Ps.	7,258,721

(1)	On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the Ing. Héctor R. Lara Sosa refinery in Cadereyta, N.L. The original amount of the financed public works contract was U.S.$1,618,352 , plus a financing cost of U.S.$805,648 , due in twenty semi-annual payments of U.S.$121,200. The original amount of the unit-price public works contract was U.S.$80,000, including a financing cost of U.S.$47,600 payable monthly based on the percentage of completion. At December 31, 2007 and 2006, the outstanding balances of the respective contracts were Ps. 5,854,295 and Ps. 8,186,797, respectively.

(2)	On June 25, 1997, PEMEX entered into a 10-year service agreement with a contractor for a daily fee of U.S.$82.50 for the storage and loading of stabilized petroleum by means of a floating system (“FSO”). At December 31, 2007 and 2006, the outstanding balances were Ps. 242,888 and Ps. 531,296, respectively.

(3)	PEMEX has Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2007 and 2006, PEMEX has an outstanding payable amount of Ps. 3,228,735 and Ps. 2,035,618, respectively.

(4)	During 2007, a Floating Production Storage and Offloading (“FPSO”) vessel was purchased. The investment in the vessel totaled U.S.$723,575, of which U.S.$352,996 were paid in 2007 and the remaining amount of U.S.$370,579 (Ps.4,026,772) as of December 31, 2007, will be paid over a period of 15 years.

NOTE 11 —	FINANCIAL INSTRUMENTS:

PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbon prices in the national and international markets.

In order to supervise and mitigate the potential deviations of its cash flows, PEMEX has adopted a General Risk Management framework, which includes the regulation of derivative financial instruments.

Within this framework, the General Risk Management Policies and Guidelines are proposed by the Risk Management Committee and approved by the Board of Directors.

Functions for the Risk Management Committee (the “Committee”) include the authorization of the general strategies of risk management. The committee is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI CIM.

Additionally the Risk Management Deputy Director designs and proposes to the Committee the institutional regulations and risk management strategies for managing financial market risk.

(i)	Counterparty risk from the use of derivative financial instruments

PEMEX is exposed to credit risk (or repayment risk) when the market value of these instruments is positive (favorable for PEMEX) since it faces a repayment risk if the counterparty fails to fulfill its performance obligations. When the fair value of a derivative contract is negative, the risk belongs to the counterparty.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

In order to minimize this risk, PEMEX only enters into transactions with high credit quality counterparties based on credit ratings from rating agencies such as Standard & Poors and Moodys.

PEMEX’s derivative transactions are generally executed on the basis of standard agreements and in general, collateral for financial derivative transactions is neither provided nor received.

(ii)	Interest rate risk management

PEMEX is exposed to fluctuations in the interest rates applicable to different currencies. The predominant exposure is to LIBOR in U.S. dollars, due to the fact that most of its debt is denominated in U.S. dollars or hedged to U.S. dollars through currency swaps. The use of derivative financial instruments allows PEMEX to obtain an acceptable composition of fixed and variable rates in the debt portfolio.

The derivative financial instruments used in PEMEX’s hedging transactions consist principally of fixed-floating interest rate swaps, and under these instruments PEMEX has the right to receive payments based on LIBOR or Mexican interest rates (TIIE) and is entitled to pay a fixed rate.

(iii)	Exchange rate risk management

Since a significant amount of PEMEX’s revenues is denominated in U.S. dollars, PEMEX generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than U.S. dollar in order to take advantage of existing financing conditions of these foreign currencies.

PEMEX has entered into currency swaps transactions as a hedging strategy against exchange fluctuations of debt issued in currencies other than U.S. dollars.

(iv)	Commodity price risk management

Natural gas:

PEMEX offers to its customers derivative financial instruments as a value added service and PEMEX provides various hedging contracts to its customers in order to give them the option of protecting themselves against fluctuations in the price of its products. The risk that PEMEX acquires under these contracts is transferred to financial counterparties through its MGI Supply Ltd. Subsidiary.

Crude oil:

Due to its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During 2007 and 2006, PEMEX did not enter into any crude oil price hedging transactions.

(v)	Fair value of derivative financial instruments

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of another party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

•	The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows as of the balance sheet date, using market quotations for the instrument’s remaining life.

•	Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

•	Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

(vi)	Embedded derivatives

As of December 31, 2007, PEMEX recognized a net gain of Ps. 5,990,399 recorded in comprehensive financial result, as a result of the foreign currency embedded derivatives detected from contracts denominated in currencies other than the functional currency of PEMEX and its counterparties. These embedded derivatives have been modeled and valued as multiple currency forwards, by using models and inputs commonly used in the market and based on the expected exchange rates between Mexican pesos and the currency of each contract. If expected exchange rates as of the balance sheet date appreciate with respect to those observed at the signing date of each contract, the positive effects will increase.

(vii)	Operations with derivative financial instruments

PEMEX enters into derivative financials transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities. Nonetheless, some of these transactions do not qualify for hedge accounting and therefore are recorded in the financial statements as non-hedges, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate.

PEMEX seeks to mitigate the impact of market risk in its financials statements, through the establishment of a liability structure consistent with its expected operative cash flows.

As a result, PEMEX seeks to eliminate exchange rate risk of the debt issued in currencies other than pesos or U.S. dollars by entering derivative financial instruments contracts.

Likewise, the applicable accounting rules for derivative financial instruments, establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients, as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges.

As of December 31, 2007 and 2006, the fair value of the derivative instruments was (Ps. 6,665,027) and (Ps. 8,982,308), respectively. These amounts include the derivative instruments designated as cash flow hedges and their fair value of (Ps. 977,664) and (Ps. 1,705,290), respectively, that were recorded under other comprehensive loss.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The following table shows the fair value and the notional amount of the over-the-counter derivative instruments, outstanding as of December 31, 2007 and 2006, which are designated as cash flow hedges:

	2007				2006
	Notional Value		Fair Value		Notional Value		Fair Value

Interest rate swaps:
Pay fixed/receive variable	Ps.	14,211,489	(Ps.	1,267,432)	Ps.	17,741,995	(Ps.	1,877,925)

Cross-currency swaps:
Pay Mexican Peso/receive UDI	Ps.	11,901,650	Ps.	221,101	Ps.	—	Ps.	—

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

If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, while the hedged items cash flows affect earnings.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income have to remain in this account and be reclassified into earnings at the same time as the hedge item cash flows affect earnings; however, from that date forward, the derivative instrument will lose the hedge accounting treatment. As of December 31, 2007, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.

As of December 31, 2007, a net loss of Ps. 1,479,284 was reclassified from other comprehensive income into earnings and it is estimated that in 2008 a net loss of Ps. 812,620 will be reclassified from other comprehensive income into earnings.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The following table shows the fair value and the notional amount of over-the-counter derivative instruments as of December 31, 2007 and 2006 that were treated for accounting purposes as non-hedges:

	2007				2006
	Notional Value		Fair Value		Notional Value		Fair Value

Interest rate swaps pay fixed/receive variable	Ps.	5,000,000	(Ps.	185,719)	Ps.	5,187,950	(Ps.	381,586)
Cross-currency swaps:
Pay U.S. Dollar/receive Euros		44,730,188		3,549,308		59,713,915		1,796,741
Pay U.S. Dollar/receive Japanese Yen		13,549,835		(355,956)		13,310,235		(968,825)
Pay U.S. Dollar/receive Ponds Sterling		7,417,159		1,120,775		7,706,453		1,294,656

Natural gas swaps:
Pay fixed/receive variable	Ps.	5,163,787	Ps.	202	Ps.	5,683,033	Ps.	11,916,029
Pay variable/receive fixed		5,185,476		16,882		6,668,063		(11,883,888)
Pay variable/receive variable		472		470		2,493		(3,747)

Natural gas options:
Put
Purchase			Ps.	73,261			Ps.	31,953
Sale				(74,064)				384
Call
Purchase				361,510				117,280
Sale				(361,300)				(116,576)

Note: The exchange rates as of December 31, 2007 and 2006 were Ps. 10.8662 and 10.8810 per U.S. dollar, respectively.

As of December 31, 2007 and 2006, PEMEX recognized a net (loss) and a net profit of (Ps. 514,893) and Ps. 916,790, respectively, in the comprehensive financing cost related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

As of December 31, 2007, PEMEX recognized a net loss of Ps. 702,173, in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The estimated fair value of financial instruments other than derivatives for which it is practicable to estimate their value, as of December 31, 2007 and 2006, in nominal terms, is as follows:

	2007				2006
	Carrying Value		Fair Value		Carrying Value		Fair Value

Assets:
Cash and cash equivalents	Ps.	170,997,240	Ps.	170,997,240	Ps.	195,776,457	Ps.	195,776,457
Accounts receivable, notes and other		151,510,543		151,510,543		137,163,105		137,163,105
Derivative financial instruments		12,909,868		12,909,868		4,389,836		4,389,836
Liabilities:
Suppliers		35,138,344		35,138,344		37,102,983		37,102,983
Accounts and accumulated expenses payable		18,097,530		18,097,530		14,592,081		14,592,081
Taxes payable		146,593,355		146,593,355		45,006,644		45,006,644
Derivative financial instruments		13,584,495		13,584,495		13,372,143		13,372,143
Current portion of long-term debt		76,050,128		76,050,128		66,240,278		66,240,278
Long-term debt		424,828,472		442,731,344		524,475,242		556,153,282

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

NOTE 12 —	LABOR OBLIGATIONS:

PEMEX has established employee non-contributory retirement plans in accordance with the Ley Federal del Trabajo (“Federal Labor Law”) and under collective bargaining agreements. Benefits are determined based on years of service and final salary at retirement. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries.

PEMEX partially funds its labor obligations through a Mexican trust structure, the resources of which come from the seniority premium item of the Governmental Budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include the following benefits: cash provided to the retired personnel and their dependents for gas consumption, gasoline and other basic necessities, as well as, medical services which are provided using PEMEX’s infrastructure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Cash Flow:

Plan contributions and benefit paid were as follows:

	Retirement remunerations, seniority premiums, pension and indemnity				Other post-retirement Benefits
	2007		2006		2007		2006

Contribution to the pension plan assets	Ps.	19,357,177	Ps.	13,221,734	Ps.	5,750,386	Ps.	5,207,690
Payments charged to the plan assets		13,449,831		11,839,880		5,750,386		5,207,690

Payments related to medical services provided to retired personnel were Ps. 2,609,707 and Ps. 2,574,209, during 2007 and 2006, respectively.

The cost, obligations and other elements of the pension plan, seniority premium plan and other post-retirement benefits plans different from restructuring, mentioned in Note 3l of these financial statements, were determined, based on calculations prepared by independent actuaries as of December 31, 2007, 2006 and 2005.

The components of net periodic cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Retirement remunerations, seniority
	premiums, pension and indemnity						Other post-retirement benefits
	2007		2006		2005		2007		2006		2005

Net periodic cost:
Service cost	Ps.	9,167,594	Ps.	7,507,356	Ps.	6,513,609	Ps.	6,405,902	Ps.	5,881,745	Ps.	4,163,849
Financial cost		27,246,555		24,571,208		20,983,951		21,795,906		18,562,492		15,479,140
Return on plan assets		(26,007)		(51,860)		(185,989)		—		—
Amortization of prior services cost and plan amendments		677,353		663,036		364,519		4,483,931		4,447,357		4,478,314
Variances in assumptions and experience adjustments		1,319,028		671,355		(168,555)		(1,352,970)		(3,131,317)		(3,811,680)
Amortization of transition liability		6,133,654		6,114,252		6,157,546		6,407,047		6,357,929		6,402,163
Inflation adjustment		1,650,858		1,598,629		1,118,730		1,398,004		1,301,166		889,879

Total periodic cost		46,169,035		41,073,976		34,783,811		39,137,820		33,419,372		27,601,665
Recognition of severance payments		—		—		1,402,142		—		—		—

Net periodic cost	Ps.	46,169,035	Ps.	41,073,976	Ps.	36,185,953	Ps.	39,137,820	Ps.	33,419,372	Ps.	27,601,665

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The actuarial present value of benefit obligations is as follows:

	Retirement remunerations, seniority
	premiums, pension and indemnity				Other post-retirement benefits
	2007		2006		2007		2006

Vested benefit obligation value:
Vested benefit obligation	Ps.	206,364,293	Ps.	191,557,538	Ps.	—	Ps.	—

Accumulated benefit obligation (ABO)/ obligation	Ps.	357,768,687	Ps.	330,616,544	Ps.	—	Ps.	—

Projected benefit obligation (PBO)/	Ps.	367,485,744	Ps.	336,758,891	Ps.	300,396,198		266,481,493
Plan assets at fair value		(7,664,407)		(2,118,402)		—		—

Projected benefit obligation over plan assets		359,821,337		334,640,489		300,396,198		266,481,493
Items to be amortized:
Prior services cost and plan amendments		(6,449,919)		(7,080,185)		(58,102,534)		(62,590,753)
Variances in assumptions and experience adjustments		(54,196,339)		(49,016,755)		743,034		14,811,311
Unamortized transition liability		(66,631,947)		(72,807,858)		(71,146,932)		(77,594,439)

Project liability net		232,543,132		205,735,691		171,889,766		141,107,612
Additional liability		123,768,374		124,821,880		—		—

Total liability	Ps.	356,311,506	Ps.	330,557,571	Ps.	171,889,766	Ps.	141,107,612

Significant assumptions used in determining the net periodic cost of plans are as follows:

	Retirement remunerations, seniority premiums,
	pension and indemnity		Other post-retirement benefits
	2007	2006	2007	2006

Discount rate	4.25%	4.25%	4.25%	4.25%
Rate of compensation increase	0.50%	0.50%	0.50%	0.50%
Expected long term rate of the return on plan assets	4.25%	4.25%	—	—
Employees’ average remaining labor life over which pending amortization items are amortized	11 years	12 years	11 years	12 years

Plan assets

The Plan assets are included into two trusts, Fondo Laboral Pemex (“FOLAPE”) and Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S. A. and a Technical Committee, which is composed of personnel from Petróleos Mexicanos and the trusts.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The weighted-average asset allocation of retirement benefits, for seniority premiums, pensions and other benefits are as follows:

	Retirement remunerations,
	seniority premiums,
	pension and indemnity		Other post-retirement benefits
Type of Investment	2007	2006	2007	2006

Governmental securities	84.2%	71.0%	84.2%	71.0%
Fixed rate securities	15.8%	29.0%	15.8%	29.0%

Total	100.0%	100.0%	100.0%	100.0%

NOTE 13 —	COMPREHENSIVE (LOSS) INCOME:

Comprehensive (loss) income for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007		2006		2005

Net (loss) income	(Ps.	18,307,569)	Ps.	46,953,205	(Ps.	82,357,982)
Surplus in restatement of equity		18,638,402		4,064,648		8,184,288
Derivative financial instruments		656,699		5,274,109		(7,036,437)
Effect on equity from labor obligations		(3,432,792)		(18,871,922)		(21,672,659)
Other		—		710,094		—

Comprehensive (loss) income for the year	(Ps.	2,445,260)	Ps.	38,130,134	(Ps.	102,882,790)

NOTE 14 —	EQUITY:

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S.$7,577,000) and was authorized by the Board of Directors. The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

	Amount

Certificates of Contribution “A” (nominal value)	Ps.	10,222,463
Inflation restatement increase		86,735,530

Certificates of Contribution “A” in Mexican pesos of December 31, 2007 purchasing power	Ps.	96,957,993

As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt in December 1990. The minimum guaranteed dividend consisted of the payment of principal and interest on the same terms and conditions as those originally agreed upon with international creditors through 2006, at the exchange rates on the date that such payments are made. Such payments must be approved annually by the Board of Directors. This minimum guaranteed dividend was extended until 2007, by the CA-164/2007 agreement.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

During 2007 and 2006, Petróleos Mexicanos paid Ps. 4,270,225 and Ps. 268,990, (Ps. 263,329 nominal value) respectively, to the Mexican Government in advance for the minimum guaranteed dividend. These payments will be applied to final amount that the Board of Directors approves as the total annual dividend, which usually occurs in the following fiscal year.

In 2006, Board of Directors of Petróleos Mexicanos approved the capitalization (i.e., transfer to equity) of Ps. 621,009 (Ps. 594,987 nominal value) for infrastructure works, corresponding to resources from the Mexican Government in accordance with the Federal Revenue Law for 2004.

During 2006, in compliance with the agreement CA399/2004, the Board of Directors of Petróleos Mexicanos approved the capitalization of Ps. 652,310 (Ps. 608,068 nominal terms) of revenues at December 31, 2005, from the Mexican Government for infrastructure works in accordance with the Federal Income Law for 2004.

In December 2006, the Mexican Government made a payment in the amount of Ps. 47,454,593 (Ps. 45,735,400 nominal value) to Petróleos Mexicanos derived from excess revenues that were paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year. This payment increased the equity of Petróleos Mexicanos and the Subsidiary Entities.

In December 2007, the Mexican Government made payments in the amount of Ps. 11,160,824, to Petróleos Mexicanos, which was capitalized in equity. This total includes two payments in the amount of Ps. 11,131,800 and Ps. 19,700, which were additionally received from the Fondo sobre Ingresos Excedentes (“FIEX”). PEMEX also capitalized interest in the amount of Ps. 9,324 which was related to these payments. This payment derived from excess revenues that were paid in accordance with the Ley de Presupuesto y Responsabilidad Hacendaria, (“Federal Budget and Fiscal Responsibility Law”) article 19, fraction IV, clauses b) and c). Additionally, in February 2008, the Mexican Government made another payment in the amount of Ps. 2,806,200, to Petróleos Mexicanos.

In 2004, Petróleos Mexicanos signed an agency agreement (Funds for Specific Purposes — Trade Commission) with Banco Santader Serfin, S.A. as an agent in order to manage the funds transferred by the Mexican Government to Petróleos Mexicanos and Subsidiary Entities. According to the Ley de Ingresos de la Federación (“Federal Revenue Law”), these funds are to be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals. Payments made by the Mexican Government that increase the equity of Petróleos Mexicanos and the Subsidiary Entities are deposited into the Fund for Specific Purposes — Trade Commission. As of December 31, 2007 and 2006, the balance of this account was Ps. 11,858,575 and Ps. 35,589,790, respectively (see Note 6).

NOTE 15 —	COMMITMENTS:

a. During 2007, PEMEX purchased a Floating Production Storage and Offloading (“FPSO”) vessel. The basic function of this new vessel is the reception and processing of crude oil from marine wells. The tanker treats and separates oil and gas, in order to meet international API guidelines for exports. Upon completion of this process, the tanker stores the product and distributes it to foreign clients’ shiPs. The tanker has a storage capacity of 2 million barrels and a distribution capacity of 1.2 million barrels per day.

Total investment in the vessel was U.S.$723,575, of which U.S.$352,996 was paid in 2007 and the balance will be due over a period of 15 years.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Future estimated payments are as follows:

2008	U.S. $	25,267
2009		25,267
2010		25,267
2011		25,267
2012		25,267
2013 and thereafter		244,244

Total	U.S. $	370,579

b.	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field. During 2007, an additional contract was incorporated, also with the purpose of supplying nitrogen to the Ku-Maloob-Zap field, extending the original contract until 2027. At December 31, 2007 and 2006, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 18,314,382 and Ps. 13,377,497, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquiring the vendor’s nitrogen plant, under the terms of the contract.

Future estimated payments are as follows:

2008	Ps.	1,969,805
2009		1,695,836
2010		1,717,418
2011		1,721,866
2012		1,742,658
More than 5 years		9,466,799

Total	Ps.	18,314,382

c.	During 2003, 2004 and 2005, PEMEX entered into Financed Public Work Contracts (“FPWCs”) (formerly known as Multiple Services Contracts or “MSCs”). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the works in connection with the FPWCs, which are classified into categories of development, infrastructure and maintenance. The estimated value of the FPWCs as of December 31, is as follows:

Date of Contract	Block	2007		2006

February 9, 2004	Olmos	U.S. $	343,574	U.S. $	343,574
November 21, 2003	Cuervito		260,072		260,072
November 28, 2003	Misión		1,035,580		1,035,580
November 14, 2003	Reynosa-Monterrey		2,437,196		2,437,196
December 8, 2003	Fronterizo		264,977		264,977
December 9, 2004	Pandura-Anáhuac		900,392		900,392
March 23, 2005	Pirineo		645,295		645,295
April 3, 2007	Nejo		911,509		—
April 20, 2007	Monclava		433,501		—

Total		U.S. $	7,232,096	U.S. $	5,887,086

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

d.	PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long term contracts.

NOTE 16 —	CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are discussed below.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2007 and 2006, the reserve for environmental remediation expenses totaled Ps. 2,093,440 and Ps. 2,398,258, respectively. This reserve is included in long-term liabilities in the balance sheet.

(b)	As of December 31, 2007, PEMEX was involved in various civil, commercial, tax, criminal, administrative, labor and arbitration lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 39,209,855. At December 31, 2007, PEMEX had accrued a reserve of Ps. 10,453,830 for these contingent liabilities. Among these lawsuits, are the following:

i.	Pemex-Refining is a party to an arbitration proceeding (No. 11760/KGA) filed by CONPROCA, S.A. de C.V. (“CONPROCA”) before the International Chamber of Commerce, in which CONPROCA is seeking payment of U.S.$633,100 related to construction and maintenance services in the Cadereyta refinery. Pemex-Refining filed a counterclaim against CONPROCA in the amount of U.S.$907,000 (which includes the value added tax).

The arbitration panel notified the parties that it will issue an award on this matter on March 31, 2008. As of the date of these financial statements, such award has not been issued. Once it is issued, a hearing on damages will be held.

ii.	In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus U.S.$219,584 for the removal of deposits in the Salamanca refinery. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as amparo, which is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

iii.	In December 2003, Unión de Sistemas Industriales, S. A. filed a civil claim against Pemex-Refining (exp. 202/2003), seeking Ps. 393,095. The trial is in the evidentiary stages; expert evidence is still pending.

iv.	In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex.

On January 26, 2007, COMMISA filed a claim seeking U.S.$292,043 and Ps. 37,537; and Pemex-Exploration and Production filed a counterclaim seeking U.S.$125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of these financial statements, seeking U.S.$319,900 and Ps. 37,200 in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held during which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings.

The final award is expected to be issued before May 31, 2008 in accordance with a resolution issued by the ICA on February 14, 2008.

v.	An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. (“COMBISA”) against Pemex-Exploration and Production (IPC-22) seeking U.S.$235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007, a final award was granted, pursuant to which COMBISA was ordered to pay U.S.$4,600 and Pemex-Exploration and Production was ordered to pay U.S.$61,300 as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award on November 16, 2007. The FCA modified the award such that total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay U.S.$61,600 as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified.

On January 30, 2008, Pemex-Exploration and Production and COMBISA executed a settlement agreement under which Pemex-Exploration and Production agreed to pay U.S.$84,579 (plus the value added tax) and COMBISA agreed to pay U.S.$4,594 plus the value added tax). This claim, which was initially for a total amount of U.S.$235,770, concluded with a payment of U.S.$91,983 to COMBISA.

vi.	COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately U.S.$142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels, the Bar Protector and Castoro 10, both of which are located in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award pursuant which Pemex-Exploration and Production was ordered to pay Ps. 10,928 and U.S.$75,075, plus the value added tax and U.S.$200 related to arbitration expenses.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 24, 2008. As of the date of these financial statements, an answer to this request will be filed by Pemex-Exploration and Production.

vii.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parites filed their allegations. A final judgement is still pending.

viii.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph vii above. On January 23, 2008, a final hearing was held in which both parites filed their allegations. A final judgement is still pending.

ix.	A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining, (295/2007), seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among other expenses.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended. The resolution of this motion is still pending. A request for constitutional relief known as an amparo was filed by Pemex-Refining against the precautionary measure, which was accepted by the Juzgado Quinto de Distrito en Materia Civil (“Fifth Civil District Court”).

x.	A request for Constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for alleged violation of its mining concesions and for the excecution of development, infrastructure and manteinance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (“Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs”). The purpose of this contract was to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

The plaintiffs argue they have a right to exploit gas found in the fields located under their mining concessions. As of the date of these financial statements, a final judgment is still pending. A third arbitrator expert’s opinion on Geology and a constitutional hearing are still pending.

xi.	An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R.L. de C.V. against Gas Natural México S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in February, 2001 and November, 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

In February 2008, several hearings were held with the arbitration panel and the part involved, during which a summary of claims and counterclaims were presented. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed.

xii.	In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (“FPWC”), as of the date of these financial statemets only one claim remains open since Pemex-Exploration and Production obtained a favorable judgement in the other similar claims filed by these plaintiffs.

The remaining claim relates to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. (“PTD”) for the Cuervito natural gas production block before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (“Ninth Civil District Court”) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of capacity of the plaintiffs due to the termination of their positions as Congressmen. the trial is in the evidenciary stage.

xiii.	In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining. This claim was presented to the Juzgado Decimocuarto de Distrito del Décimo Circuito (“Fourteenth District Court of the Tenth Circuit”) in Coatzacoalcos, Veracruz. Plainiffs seek, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. The trial is in the evidenciary stage. Judicial inspection, confesional and testimonial evidences have been filed. As of the date of these financial statemets expert opinions are still pending.

xiv.	Administrative proceedings were initiated by the Federal Competition Commission (the “Commission”). On December 7, 2007, the Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of a license agreement. Pemex-Refining filed an amparo against this resolution, which is still pending.

In January 2008, the Commission requested Pemex-Refining to provide evidence related to the compliance of a resolution issued by the Commission in 2003 in connection with this same subject. Pemex-Refining informed the Commission that a suspension was granted to Bardahl de México, S. A. de C. V. (“Bardahl”) in several amparos to maintain the exclusivity right of the Mexlub trademark until a final resolution was issued.

xv.	Several claims have been filed by Impulsora Jalisciense, S. A. de C. V. and Mexicana de Lubricantes, S. A. de C. V.

An amparo (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the Juzgado Quinto de Distrito en Materia Administrativa (“Fifth Administrative District Court”) in the State of Jalisco. This proceeding has been joined with a pending proceeding

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

filed by Bardahl against the execution of any resolutions lubricants manufactured by Bardahl.

These amparos are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.

xvi.	A civil claim (28/2007) was filed by Mexicana de Lubricantes, S. A. de C. V. against Pemex-Refining seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes, S. A. de C. V. and Pemex-Refining: 1) License and Trademark contract; 2) Basic greases supply contract; and 3) Manufacture contract of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. The claim was summoned and Pemex-Refining was required to file its response in April.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

NOTE 17 —	SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil, through PMI Group, to international markets. Export sales are made through PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity supplies the Comisión Federal de Electricidad (“CFE”) with a significant portion of its fuel oil production. Pemex-Refining’s most important products are different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•	Pemex-Petrochemical is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products that generate large revenues, the majority of which come from methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses for the entities, PEMEX’s management focuses on sales volumes and gross revenues as primary indicators of the performance analyses.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Following is the condensed financial information of these segments:

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment
	Production		Refining		Petrochemicals		Petrochemicals		Companies		Eliminations		Total

Year ended December 31, 2007
Sales —
Trade	Ps.	-	Ps.	430,382,930	Ps.	139,963,302	Ps.	21,701,729	Ps.	542,926,858	Ps.	-	Ps.	1,134,974,819
Intersegment		912,295,482		42,229,528		82,940,711		35,942,074		247,993,773		(1,321,401,568)		—
Services income		—		—		—		—		1,880,032		(819,423)		1,060,609
Total net sales		912,295,482		472,612,458		222,904,013		57,643,803		792,800,663		(1,322,220,991)		1,136,035,428
Gross income		740,811,644		(81,024,508)		15,816,747		(6,559,693)		41,180,144		(34,854,648)		675,369,686
Operating income (loss)		707,401,828		(114,306,785)		7,335,910		(14,115,424)		5,850,043		(1,734,890)		590,430,682
Comprehensive financing cost		(25,561,647)		(5,764,552)		1,071,281		(1,181,167)		10,097,224		1,292,274		(20,046,587)
Net income (loss)		19,966,387		(45,653,619)		4,958,173		(16,085,945)		(11,473,248)		29,980,683		(18,307,569)
Depreciation and amortization		57,262,960		10,159,674		3,437,370		1,091,848		639,866		—		72,591,718
Labor cost reserve		29,124,816		28,579,131		6,491,464		8,215,002		12,896,453		—		85,306,866
Taxes and duties		663,549,438		3,846,738		5,537,391		257,203		4,064,958		—		677,255,728
Acquisition of fixed assets		99,252,970		22,912,301		5,871,320		998,725		324,582		—		129,359,898
Total assets		1,237,968,403		417,393,498		133,970,702		79,872,062		2,331,376,672		(2,870,300,731)		1,330,280,606
Current assets		630,760,334		229,536,695		85,311,492		58,650,943		495,164,854		(1,070,863,531)		428,560,787
Investments in shares		342,538		157,094		1,095,666		—		612,696,004		(581,227,948)		33,063,354
Fixed assets		565,433,958		162,585,821		42,005,574		15,569,956		8,250,144		—		793,845,453
Current liabilities		191,867,210		148,709,748		33,463,623		8,896,698		929,478,616		(1,022,952,043)		289,463,852
Labor reserve		180,931,471		178,386,606		40,791,915		49,058,100		79,033,180		—		528,201,272
Total liability		998,713,758		377,308,387		85,452,634		59,275,500		2,262,119,197		(2,502,496,731)		1,280,372,745
Equity		239,254,644		40,085,112		48,518,068		20,596,562		69,257,475		(367,804,000)		49,907,861

Year ended December 31, 2006
Sales —
Trade	Ps.	-	Ps.	406,963,236	Ps.	138,687,862	Ps.	21,638,776	Ps.	535,144,047	Ps.	-	Ps.	1,102,433,921
Intersegment		890,012,141		46,242,429		83,058,212		9,654,394		171,981,054		(1,200,948,230)		—
Services income		—		—		—		—		1,707,386		(631,439)		1,075,947
Total net sales		890,012,141		453,205,665		221,746,074		31,293,170		708,832,487		(1,201,579,669)		1,103,509,868
Gross income		718,463,139		(52,193,884)		18,030,329		(4,925,440)		31,717,998		(25,840,484)		685,251,658
Operating income (loss)		690,607,335		(82,910,431)		10,720,768		(11,854,541)		(1,720,065)		(565,837)		604,277,229
Comprehensive financing cost		(24,174,018)		(9,026,219)		1,134,603		(4,173,330)		12,659,001		(266,662)		(23,846,625)
Net income (loss)		75,888,386		(35,325,390)		6,311,661		(18,029,704)		54,656,089		(36,547,837)		46,953,205
Depreciation and amortization		51,819,623		8,723,393		3,529,726		902,845		696,602		—		65,672,189
Labor cost reserve		25,562,500		24,775,200		5,637,100		6,972,400		11,546,149		—		74,493,349
Taxes and duties		591,866,238		3,165,413		4,703,707		394,529		4,634,622		—		604,764,509
Acquisition of fixed assets		61,906,641		13,231,096		5,132,529		1,712,598		15,667,903		—		97,650,767
Total assets		1,096,349,650		356,909,402		133,753,202		72,279,723		2,038,713,342		(2,447,984,895)		1,250,020,424
Current assets		533,417,998		173,292,736		84,553,543		50,300,628		457,242,716		(899,414,425)		399,393,196
Investments in shares		330,752		157,094		1,967,913		—		491,078,954		(460,773,767)		32,760,946
Fixed assets		514,467,528		156,937,920		41,253,162		15,908,016		8,628,831		—		737,195,457
Current liabilities		84,578,731		113,869,248		38,595,497		11,677,253		787,977,256		(860,383,856)		176,314,129
Labor reserve		162,516,165		160,501,772		36,305,067		43,602,148		68,740,031		—		471,665,183
Total liability		805,563,141		322,204,631		84,445,277		55,768,854		1,984,483,183		(2,043,900,288)		1,208,564,798
Equity		290,786,509		34,704,770		49,307,958		16,510,869		54,230,161		(404,084,641)		41,455,626

Year ended December 31, 2005
Sales —
Trade	Ps.	-	Ps.	381,355,382	Ps.	144,987,328	Ps.	21,826,900	Ps.	454,436,655	Ps.	-	Ps.	1,002,606,265
Intersegment		773,336,701		41,307,675		89,170,404		9,518,438		131,997,076		(1,045,330,294)		—
Services income		—		—		—		—		1,875,001		(650,193)		1,224,808
Total net sales		773,336,701		422,663,057		234,157,732		31,345,338		588,308,732		(1,045,980,487)		1,003,831,073
Gross income		594,226,368		3,088,433		20,740,515		(5,601,679)		7,885,280		(6,451,743)		613,887,174
Operating income (loss)		567,556,903		(28,902,246)		10,678,648		(9,781,605)		(20,166,208)		20,317,888		539,703,380
Comprehensive financing cost		8,683,177		(3,859,422)		2,598,710		(3,550,361)		(13,145,650)		4,437,455		(4,836,091)
Net income (loss)		(19,701,797)		(57,508,914)		7,213,898		(17,851,654)		(76,533,529)		82,024,014		(82,357,982)
Depreciation and amortization		42,648,709		8,662,918		3,857,966		1,075,044		750,720		—		56,995,357
Labor cost reserve		22,739,043		21,067,212		4,782,355		5,742,055		9,336,373		—		63,667,038
Taxes and duties		595,838,203		24,443,717		2,412,419		262,157		3,917,966		—		626,874,462
Acquisition of fixed assets		29,498,613		6,537,813		1,936,748		2,511,707		43,829,686		—		84,314,567
Total assets		910,762,474		320,419,181		104,721,683		55,842,991		1,624,736,468		(1,890,886,536)		1,125,596,261
Current assets		379,304,272		138,951,636		56,041,394		33,282,845		429,691,461		(721,191,173)		316,080,435
Investments in shares		227,313		157,094		1,276,801		—		231,359,791		(204,339,923)		28,681,076
Fixed assets		475,493,308		152,858,631		40,924,037		15,850,726		9,340,494		—		694,467,196
Current liabilities		123,657,961		114,490,526		21,971,433		53,748,694		554,475,788		(690,761,619)		177,582,783
Labor reserve		142,000,010		137,607,036		30,508,286		36,672,374		58,796,102		—		405,583,808
Total liability		747,717,710		303,672,915		59,003,711		90,957,975		1,639,794,045		(1,686,540,129)		1,154,606,227
Equity		163,044,885		16,746,308		45,717,987		(35,114,975)		(15,057,361)		(204,346,661)		(29,009,817)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 18 —	FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for PEMEX, which was published in the Official Gazette of the Federation, effective January 1, 2006.

Under this new fiscal regime, PEMEX’s contributions remain established by the Ley Federal de Derechos (“Federal Duties Law”), except for the Excess Gain Duties (Crude Oil Gain Tax), which is established by the Federal Income Law. The fiscal regime for PEMEX applicable for 2006 and 2007 contemplated the following duties:

a. The Ordinary Hydrocarbons Duty — In 2006 and 2007, this duty applied a variable rate that depended on the price of Mexican crude oil for export. In 2006 and 2007, the rate ranged from 78.68% to 87.81% (depending on the price of Mexican crude oil).

The method of calculating this duty is the value of the extracted total production of crude oil and natural gas during the year minus certain permitted deductions (including investments, plus some costs, expenses and duties). During 2007, PEMEX made daily and weekly advance payments to the account of this duty, in the amount of Ps. 464,837,848 (Ps. 231,326,765 daily and Ps. 233,511,083 weekly). During 2006, PEMEX made daily and weekly advance payments to the account of this duty, in the amount of Ps. 541,916,001 (Ps. 269,596,338 daily and Ps. 272,319,663 weekly).

b. Hydrocarbon Duty for the Oil Revenues Stabilization Fund — This duty was applied at a rate between 1% and 10% of the value of the extracted crude oil production where the yearly weighted average crude oil export price for a certain year exceeds between U.S.$22.00 and U.S.$30.00 per barrel.

c. Extraordinary Duty on Crude Oil Exports — This duty was applied at a rate of 13.1% on the difference between the value realized for crude oil exports and the budgeted crude oil price of U.S.$42.80, times the annual export volume. This duty is to be credited against the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The income from this duty is designated to the states of Mexico via the Income of the Federative Entities Stabilization Fund.

d. Excess Gains Renevue Duty — This duty was derogated in 2007, however during 2006, applied a rate of 6.5% to the difference between the realized value and the budgeted value of crude oil exports of U.S.$36.50. This duty is to be credited against the Hydrocarbon Duty to Fund Stabilization and, where necessary, against the Ordinary Hydrocarbon Duty.

e. Duty for the Fund for Scientific and Technological Research on Energy — This duty was applied at a rate of 0.05% to the value of the extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Instituto Mexicano del Petróleo (“Mexican Petroleum Institute”) in accordance with the Presupuesto de Egresos de la Federación (“Federal Expenditure Budget”).

f. Duty for the Fiscal Monitoring of Oil Activities — This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Auditoria Superior de la Federación (“Supreme Federal Audit”) in accordance with the Federal Expenditure Budget.

g. Additional Duty — This duty is applied if the actual production of crude oil in the years 2006, 2007 and 2008 is less than the target production, but only when the shortfall is not by reason of force majeure, act of god or energy policy.

h. Special Tax on Production and Services — In accordance with the regulations in effect, PEMEX is subject to the Special Tax on Production and Services (“IEPS”), which applies to the import and sale of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

gasoline and diesel. The IEPS is paid to SHCP monthly, after deducting the daily advance payments. The rates applicable to this tax depend on factors such as the type of product, price of reference, the region where one sells, additional freight and applicable commissions.

In 2005, increase in international prices of hydrocarbons and petroleum products caused the rate of the IEPS tax to be negative, which was absorbed by PEMEX. On January 1, 2006, the Federal Revenue Law was amended, allowing to PEMEX to credit the negative IEPS against other taxes and payments to which PEMEX is also subject. As a result of this PEMEX recognized in 2007 and 2006 revenue of approximately Ps. 72,137,000 and Ps. 57,330,998 (Ps. 55,256,000 nominal value), respectively, presented in the consolidated statement of operations within “Other revenues”. As of December 31, 2007, there was a negative balance of IEPS tax credit of Ps. 32,943,613 (see Note 6).

i. Hydrocarbon Income Tax (“IRP”) — This tax is calculated by applying a 30% rate on the excess of the total revenues minus the authorized deductions pursuant to the specific rules expressed by the SHCP.

For the years ended December 31, 2007 and 2006 PEMEX generated an IRP as follows:

	2007		2006

Current IRP	Ps.	4,070,364	Ps.	3,705,184
Deferred IRP		1,867,292		1,031,619

		5,937,656		4,736,803
Inflation effect		92,711		178,056

Total IRP	Ps.	6,030,367	Ps.	4,914,859

In accordance with Article 7 of the Federal Revenue Law from January l, 2007, Petróleos Mexicanos and the Subsidiary Entities, except Pemex-Exploration and Production, were required to make daily payments (including non-working days) of Ps. 3,314 to the account of the IRP during the fiscal year. On the first working day of every week of the fiscal year, PEMEX would have to pay Ps. 23,262. Through December 31, 2007, the daily and weekly payments made to the Federal Treasury totaled Ps. 2,442,496. As of December 31, 2007, Pemex has caused Ps. 3,431,142 of IRP.

The principal concepts that cause the deferred IRP are the following:

	2007		2006

Deferred asset IRP:
Advance from customers	Ps.	491,424	Ps.	518,388
Provision for insurance		94,892		115,176
Provision for contingencies		19,918		11,831
Environmental reserve		63,508		85,255
Allowance for uncollectible		8,899		9,870

		678,641		740,520
Deferred liability IRP:
Advance insurance		(2,692)		(7,314)
Properties, plants and properties		(5,552,588)		(3,855,675)

		(5,555,280)		(3,862,989)

Long term liability	(Ps.	4,876,639)	(Ps.	3,122,469)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

j. Value Added Tax — For purposes of determining the Value Added Tax (“VAT”), PEMEX follows the criterion for excluding only the interests paid for institutions of credit and credit unions in accordance with the fraction V of the article 15 of the Regulation of Value Added Tax.

k. Income and Assets Taxes — Certain Subsidiary Companies are subject to the income tax law and the assets tax law.

For the years ended December 31, 2007, 2006 and 2005, the Subsidiary Companies incurred the following income tax:

	2007		2006		2005

Current income tax	Ps.	3,253,655	Ps.	4,771,281	Ps.	3,487,273
Deferred income tax		(27,414)		(166,237)		494,405

	Ps.	3,226,241	Ps.	4,605,044	Ps.	3,981,678

The principal concepts that cause the Deferred Income Taxes are the following:

	2007		2006

Deferred asset income taxes:
Losses of prior years	Ps.	653	Ps.	8,359

Deferred liability income taxes:
Properties, plants and equipment		(1,535,911)		(1,483,062)

Long term liability	(Ps.	1,535,258)	(Ps.	1,474,703)

On October 1, 2007, a modification to the Federal Duties Law was published in the Official Gazette of the Federation. Effective January 1, 2008, the fiscal regime applicable to Pemex-Exploration and Production was modified.

NOTE 19 —	NEW ACCOUNTING PRONOUNCEMENTS

The CINIF has issued the following FRS, effective for years beginning after December 31, 2007, and which do not provide for earlier application:

(a)	FRS B-10 “Effects of inflation” — FRS B-10 supersedes Bulletin B-10 and its five amendments, as well as the related circulars and INIF. The principal guidelines established by this FRS are: (i) The use of unidades de inversión (“UDIs”) to determine the inflation for a given period; (ii) the elimination of inventory replacement costs as well as specific indexation for fixed assets, (iii) the requirement to recognize the effects of inflation only when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period); and (iv) reclassification of the accounts of gain or loss from holding non-monetary assets (“RETANM”), monetary position gains or losses (“REPOMO”), and deficit/excess in equity restatement, to retained earnings, when the unrealized portion is not identified.

Management estimates that the initial effects of this new FRS will be a charge to retained earnings and a credit to surplus in the restatement of equity in the amount of Ps. 178,171,999, and will have no effect on assets, liabilities, equity or net income.

(b)	FRS D-3 “Employee benefits” — FRS supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing (“ESPS”) of Bulletin D-4 and INIF The principal guidelines

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

established by this FRS are: (i) a maximum of five years for amortizing unrecognized/unamortized items, with the option to recognize immediately actuarial gains or losses in results of operations; (ii) the elimination of the recognition of an additional liability and related intangible asset and any related item as a separate element of equity; (iii) the inclusion severance benefits in results of operations; and (iv) the presentation of ESPS, including deferred ESPS, in the statement of income as ordinary operations. Additionally, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, and that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years’ financial statements.

As of date of these financial statements, management is still in the process of determining the initial effects of this new FRS.

(c)	FRS D-4 “Tax on earnings” — FRS supersedes Bulletin D-4 and Circulars 53 and 54. The principal guidelines established by this FRS are: (i) the reclassification of the cumulative income taxes effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings; (ii) the recognition of the Impuesto al Activo (“IMPAC”) as a tax credit (benefit), rather than as a tax prepayment; and (iii) the transfer of accounting treatment of ESPS incurred and deferred to FRS D-3, as discussed in paragraph (b) above.

Management estimates that the initial effects of this new FRS will not be material.

(d)	FRS B-2 “Statement of cash flows” — FRS supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are: (i) the replacement of the statement of changes in financial position with the statement of cash flows; (ii) the reporting of cash inflows and cash outflows in nominal currency units i.e. the effects of inflation are not included; (iii) the establishment of two alternative preparation methods (direct and indirect), without stating preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally, cash flows from financing activities; (iv) the reporting of captions of principal items as gross; and (v) the requirement of disclosure of the composition of those items considered cash equivalents.

(e)	FRS B-15 “Translation of foreign currencies” — FRS B-15 supersedes Bulletin B-15. The principal guidelines established by this FRS are: (i) the substitution of the integrated foreign operation and foreign entity concepts for determining recording currency, functional currency and reporting currency, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on the holding company; and (ii) the inclusion of translation procedures for those instances where the reporting currency is different from the functional currency.

NOTE 20 —	SUBSEQUENT EVENTS:

On April 11, 2008, the average price of the crude oil for exportation was of U.S.$91.84 per barrel; this price increased by approximately 11.4% as compared to the average price as of December 28, 2007 which was U.S.$82.44 per barrel.

On April 11, 2008, the exchange rate was Ps. 10.5503 per dollar, which is 2.1% less than the exchange rate as of December 31, 2007, which was Ps.10.8662.

On April 8, 2008, the Mexican President sent to the Mexican Congress an Energy Reform Initiative.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The Energy Reform includes five fundamental initiatives:

•	A new Organic Law for Petróleos Mexicanos.

•	Modifications to the Organic Law of the Public Federal Administration.

•	Creation of an oil commission, which would be decentralized entity under the Secretaría de Energía (Energy Ministry or “SENER”), with technical and operative autonomy.

•	Extensive modifications to the Ley Reglamentaria, (“Regulatory Law”).

•	Extensive modifications to the Ley de la Comisión Reguladora de Energía (“Law of the Regulatory Commission of Energy”).

NOTE 21—DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

PEMEX’s consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). In accordance with Bulletin B-10, as discussed in Note 3a. to the financial statements, all of the related U.S. GAAP adjustments have also been restated to reflect the effects of inflation. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes and is considered to result in a more meaningful presentation than historical cost-based financial reporting in an environment such as Mexico. None of the adjustments to the financial statements for the effects of inflation required under Mexican FRS have been eliminated in the U.S. GAAP reconciliation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The differences between Mexican FRS and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net income and shareholders’ equity as of and for the years ended December 31, 2007, 2006 and 2005:

	2007		2006	2005

Net (loss) income for the year under Mexican FRS	(Ps.	18,307,569)	Ps. 46,953,205	(Ps. 82,357,982)

U.S. GAAP adjustments:
Exploration and drilling costs, net (a)		(1,370,873)	(1,498,801)	(1,549,819)
Pensions and seniority premiums (b)		2,328,436	1,939,725	1,012,457
Post-retirement benefits (c)		4,025,557	5,042,554	3,375,220
Accrued vacation (d)		(45,809)	(20,549)	(16,712)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net (e)		(177,334)	3,928,429	(8,445,996)
Capitalization of interest, net (f)		3,509,960	2,794,394	1,928,272
Impairment, net (g)		3,344,517	3,978,566	6,246,987
Depreciation convention (h)		783,144	783,144	783,144
Derivative financial instruments (i)		(8,149,706)	74,673	1,030,873
Profit in inventory (j)		(18,919,219)	(4,156,613)	(2,776,119)
Available-for-sale investment securities (l)		246,258	(2,995,342)	(830,179)
Effects of inflation accounting on U.S. GAAP adjustments (m)		159,139	28,627	206,880
Deferred income taxes (n)		(62,488)	(74,777)	442,668
Reclassification of Pemex Finance net income to minority interest (o)		(6,089)	(54,789)	1,159,233

Total U.S. GAAP adjustments, net		(14,334,507)	9,769,241	2,566,909

Net (loss) income for the year under U.S. GAAP	(Ps.	32,642,076)	Ps. 56,722,446	(Ps. 79,791,073)

Comprehensive (loss) income under U.S. GAAP:
Net (loss) income for the year under U.S. GAAP	(Ps.	32,642,076)	Ps. 56,722,446	(Ps. 79,791,073)
Other comprehensive income (loss):
Additional minimum pension liability (b)		(168,399,229)	(20,311,938)	(19,692,549)
Derivative financial instruments (i)		656,699	5,274,109	(4,930,806)
Unrealized gains on available-for-sale investment securities (l)		(246,258)	2,995,342	830,179
Surplus in restatement of equity		18,539,917	4,108,268	5,571,542
Other		—	710,094	—

Comprehensive (loss) income	(Ps.	182,090,947)	Ps. 49,498,321	(Ps. 98,012,707)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	2007	2006

Components of accumulated other comprehensive income at December 31:
Derivative financial instruments (i)	(Ps. 1,105,629)	(Ps. 1,762,328)
Additional minimum pension liability (b)	(211,299,353)	(42,900,124)
Unrealized gains on available-for-sale investment securities (l)	12,716,759	12,963,017
Surplus in restatement of equity	175,864,184	157,324,267
Other	710,094	710,094

Accumulated other comprehensive income	(Ps. 23,113,945)	Ps. 126,334,926

	2007	2006

Equity is reconciled as follows:
Equity under Mexican FRS	Ps. 49,907,861	Ps. 41,455,626

U.S. GAAP adjustments:
Exploration and drilling costs (a)	12,518,420	13,889,293
Pensions and seniority premiums:
Pensions and seniority premiums (b)	(5,546,942)	(7,875,378)
Additional minimum pension liability (b)	(67,715,653)	5,426,624
Post-retirement benefits:
Post-retirement benefits (c)	(34,187,352)	(38,212,908)
Effect in equity of labor obligation (c)	(91,824,161)	—
Accrued vacation (d)	(636,092)	(590,283)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net (e)	2,883,974	3,061,308
Capitalization of interest, net (f)	(4,782,607)	(8,292,567)
Impairment, net (g)	(26,564,246)	(29,908,763)
Depreciation convention (h)	—	(783,144)
Derivative financial instruments (i)	—	8,149,706
Profit in inventory (j)	(26,755,771)	(7,836,552)
Advanced payments on minimum guaranteed dividend (k)	(4,270,225)	(268,990)
Deferred income taxes (n)	305,403	367,891
Reclassification of Pemex Finance equity to minority interest (o)	(1,415,775)	(1,464,681)

Total U.S. GAAP adjustments, net	(247,991,027)	(64,338,444)

Deficit under U.S. GAAP	(Ps. 198,083,166)	(Ps. 22,882,818)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	2007	2006

Changes in U.S. GAAP equity for the year ended December 31:
Deficit at January 1	(Ps. 22,882,818)	(Ps. 120,942,611)
Net (loss) income for the period	(32,642,076)	56,722,446
Mexican Government increase in equity of Subsidiary Entities	11,160,824	48,727,913
Minimum guaranteed dividends	(4,270,225)	(166,440)
Other comprehensive income:
Additional minimum pension liability (b)	(168,399,229)	(20,311,936)
Derivative financial instruments (i)	656,699	5,274,109
Unrealized gains on available-for-sale investment securities (l)	(246,258)	2,995,342
Surplus in restatement of equity	18,539,917	4,108,265
Other	—	710,094

Deficit at December 31	(Ps. 198,083,166)	(Ps. 22,882,818)

I.	Explanation of reconciling items:

(a)	Exploration and drilling costs

Effective January 1, 2004, for Mexican FRS purposes, PEMEX changed its accounting policy for the recognition of well exploration and drilling costs to the successful-efforts method of accounting. The change in accounting policy for recording well exploration and drilling expenses had no effect on our consolidated financial statements.

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

Consequently, at December 31, 2007 and 2006, the U.S. GAAP equity adjustment represented the cumulative costs of capitalized unsuccessful wells in proven areas under U.S. GAAP, not capitalized under Mexican FRS through December 31, 2003, net of the amortization of such capitalized amounts. The 2007, 2006 and 2005 U.S. GAAP net income adjustment reflects the amortization of such capitalized costs on a UOP basis.

In April 2005, the Financial Accounting Standards Board (“FASB”) issued a FASB Staff Position No. SFAS 19-1 “Accounting for Suspended Well Costs” (“FSP 19-1”). FSP 19-1 addresses the circumstances that would permit the continued capitalization of exploratory well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and drilling of those wells is under way or firmly planned for the near future. Under the provisions of FSP 19-1, exploration costs would continue to be capitalized after the completion of drilling when (a) the well has found a sufficient quantity of reserves to justify completion as a producing well and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

would be charged to expenses. FSP 19-1 provides a number of indicators that need to be present to demonstrate that sufficient progress has been made in assessing the reserves and the economic viability of the project.

PEMEX’s policy is to determine whether or not exploratory well costs are capitalized or expensed shortly after completion of drilling. As such, PEMEX does not have significant suspended well costs for the three years ended December 31, 2007. No capitalized exploratory well costs have been charged to expenses since the adoption of FSP 19-1.

(b)	Pensions and seniority premiums

Under Mexican FRS, PEMEX follows Bulletin D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans, seniority premiums and severance payments. The main differences between PEMEX’s application of Bulletin D-3 and the U.S. GAAP guidance provided in Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”), are the implementation dates (including the measurement date for benefit obligations, amortization of past liabilities and recognition of gain and losses).

On September 30, 2006, the FASB approved substantial amendments to SFAS 87, 88, 106 and 132, through the issuance of SFAS 158—“Employers’ Accounting for Defined Benefit Pension and other Post-retirement Plans and Amendment of FASB Statements 87, 88, 106 and 132(R),” which proposed a new methodology for the recognition of labor liabilities in companies’ financial statements.

The principal changes included in SFAS 158 do not affect the methodology for determining the charge to income during the year (net periodic pension cost), but only their recognition in the balance sheet. Changes in SFAS 158 include: (i) a shift in the minimum amount to be recognized as a liability in the balance sheet, from Accumulated Benefit Obligation (ABO) to Projected Benefit Obligation (PBO); (ii) recognition of the total outstanding items to write off as a direct impact on the affected property (Accumulated Other Comprehensive Income Loss or “AOCI”); (iii) recognition of asset effect; and (iv) disclosure in the balance sheet of noncurrent assets, current liabilities and noncurrent liabilities.

PEMEX recognized SFAS No. 158, effective January 1, 2007, and included its effects in the results of the actuarial valuation of its labor obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The differences between Bulletin D-3 and SFAS 158 are summarized as follows:

Item	Bulletin D-3	SFAS 158

Net Periodic Cost	No difference	No difference
Minimum liability to be recognized	Accumulated Benefit Obligations (ABO)	Projected Benefit Obligations (PBO)
Items not amortized unrecognized (actuarial gains/losses, prior service, plan amendments and transition obligation).	Recognized as components of net periodic cost based on the employees’ average working lifetime.	Recognize the total outstanding items as a component of the Accumulated other comprehensive loss/income (AOCI); for retirement and post-retirement benefits, as an adjustment to equity
Unfunded ABO	Difference between ABO and plan assets	N/A
Recognition of additional minimum liability	Difference between unfunded ABO and net projected liability	N/A
Recognition of intangible asset and other comprehensive income	Offsetting account of additional liability	In the year of recognition of actuarial gain/losses and past service costs/credits, there is also a write off of an equivalent amount in other comprehensive income (OCI) SFAS 158, paragraph 4(d)
Disclosure in the balance sheet of noncurrent assets, current liabilities and noncurrent liabilities	N/A	Required (for retirement and post-retirement benefits)

(c)	Post-retirement benefits

Under U.S. GAAP, PEMEX follows the guidelines of SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” (“SFAS No. 106”) in accounting for health service and other supplemental payments provided to retirees and other eligible family members. SFAS No. 106 requires the accrual of the expected cost of providing such benefits during retirement.

Effective January 1, 2007, PEMEX recognized SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Post-retirement Plans.” This statement requires an employer to recognize the funded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The recognition of SFAS 158 for post-retirement benefit plans results in the same differences between Bulletin D-3 and SFAS 158 as those related to pensions and seniority premiums (see Note 21I.(b)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(d)	Accrued vacation

Under Mexican FRS, vacation expense is recognized when the vacation is utilized by the employee. Under U.S. GAAP, vacation expense is accrued based on when it is earned by the employee.

(e)	Fixed assets—Capitalized gains and losses of derivative financial instruments

Under Mexican FRS, finance costs related to loans allocated to construction projects are capitalized as part of capitalized interest, and are included net of gains and losses arising from derivative financial instruments designated as hedges.

Under U.S. GAAP, gains and losses arising from financial instruments designated as cash flow hedges cannot be capitalized as part of qualifying assets. These amounts are accumulated in other comprehensive income and are reclassified into earnings over the life of the assets the hedged transaction relates to. For the years ended December 31, 2007, 2006 and 2005, the capitalized (loss) gain adjustments in the reconciliation were Ps. (19,439), Ps. 3,929,158 and Ps. (8,120,773), respectively, arising from hedging instruments.

The 2007, 2006 and 2005 net income adjustments also include a reversal of depreciation of Ps. (157,895), Ps. (729) and Ps. (325,223), respectively, related to amounts previously capitalized.

(f)	Fixed assets—Capitalization of interest

Effective January 1, 2007, Pemex adopted FRS D-6 “Capitalization of Comprehensive Financing Result,” which establishes the rules that must be observed in the capitalization of the Comprehensive Financing Result attributable to certain assets whose acquisition required a substantial period (prolonged) before their intended use.

The capitalized comprehensive financing result is composed of the cost of interest, the foreign exchange effect, the result in monetary position and other costs associated with obtaining financing identified with qualifying assets, which directly affect the investment cost during the acquisition period.

Under U.S. GAAP, interest is capitalized by applying an average interest rate to the average amount of accumulated expenditures for the qualifying asset during the period. PEMEX has accordingly adjusted its results of operations and equity to reflect the U.S. GAAP requirements for capitalizing interest.

Interest costs for the years ended December 31, 2007, 2006 and 2005, for Mexican FRS and U.S. GAAP purposes were allocated as follows:

	2007		2006		2005

Under Mexican FRS:
Interest capitalized	Ps.	5,350,849	Ps.	6,996,305	Ps. 5,540,983
Interest expense		57,847,569		46,099,472	57,146,232

Total interest cost	Ps.	63,198,418	Ps.	53,095,777	Ps. 62,687,215

Under U.S. GAAP:
Interest capitalized	Ps.	7,797,815	Ps.	8,659,013	Ps. 6,321,963
Interest expense		55,400,603		44,436,764	56,365,252

Total interest cost	Ps.	63,198,418	Ps.	53,095,777	Ps. 62,687,215

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

In addition, the net income adjustment for capitalized interest presented herein also includes the reversal of depreciation of Ps. 1,062,994, Ps. 1,131,686, and Ps. 1,147,292 for the years ended December 31, 2007, 2006 and 2005, respectively, related to the cumulative difference in amounts previously capitalized for such assets because the cumulative amounts capitalized under Mexican FRS have exceeded those amounts under U.S. GAAP.

(g)	Fixed assets—Impairment

For Mexican FRS purposes, as described in Note 3j. PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable under Bulletin C-15.

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

In 2007, 2006 and 2005, under U.S. GAAP, PEMEX did not record an impairment charge. During 2007, there was no impairment for the year under Mexican FRS; however, during 2006 and 2005, PEMEX recognized an impairment charge under Mexican FRS of Ps. 703,247 and Ps. 3,719,165, respectively, relating to Pemex-Petrochemicals and Pemex-Exploration and Production assets. Because these assets had already been impaired under U.S. GAAP, these charges have been reversed for U.S. GAAP purposes. The 2007, 2006 and 2005 U.S. GAAP net income reconciliation also includes a credit of Ps. 3,344,517, Ps. 3,275,319 and Ps. 4,134,166, respectively, for depreciation due to the difference in carrying values of long-lived assets between Mexican FRS and U.S. GAAP.

In addition, the 2005 U.S. GAAP net income reconciliation includes a debit of Ps. 1,606,344 to adjust for the impairment reversal accounted for under Mexican FRS during 2005.

(h)	Fixed assets—Depreciation convention

Until 2002, under PEMEX’s accounting policies, assets would begin to depreciate in the year after which they were placed in service. Under U.S. GAAP, however, assets are depreciated from the date they were placed in service. Beginning in 2003, PEMEX prospectively changed its accounting policies requiring

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

depreciation from the month after the asset was placed into service, therefore eliminating any differences between Mexican FRS and U.S. GAAP for assets placed in service in 2003 and later years. The 2007, 2006 and 2005 U.S. GAAP adjustments reflect a credit to income of Ps. 783,144 for the reversal of the depreciation expense previously recorded under U.S. GAAP for assets placed in service before 2003.

(i)	Accounting for derivative financial instruments

For U.S. GAAP purposes, PEMEX applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (as amended, “SFAS No. 133”), which requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet as assets or liabilities at their fair values and that changes to fair values be recognized immediately in earnings, unless the derivative qualifies as a “hedge” (as defined in SFAS No. 133), for which certain special accounting treatment is permitted.

In accordance with U.S. GAAP, hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship. PEMEX assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods. PEMEX considers hedge accounting to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value or cash flow variability due to the hedged risk of the hedged item or transaction.

If a derivative instrument qualifies as a fair value hedge, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks is recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported as stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative’s fair value change, where that derivative is used in a cash flow hedge, is recorded as current earnings in the comprehensive financing result. Classification in the statement of operations of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statement of operations in the comprehensive financing result.

PEMEX also evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS No. 133 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included. If embedded derivatives exist that are not clearly and closely related to the host contract or either include leverage features or exposure to the substantial loss of the principal in the case of structured products, they are accounted for separately from the host contract as freestanding derivatives, with changes in their fair value recorded in current earnings in the comprehensive financing result to the extent that the hybrid instrument is not already recorded at fair value with changes in fair value recorded in earnings.

When hedge accounting is discontinued due to PEMEX’s determination that the derivative no longer qualifies as an effective fair value hedge, PEMEX will continue to carry the derivative on the balance sheet at

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

its fair value with changes in fair value recorded in earnings under the comprehensive financing result. The related hedged asset, liability or firm commitment will cease to be adjusted for changes in fair value that are due to the previously hedged risk and subsequent interests accrual will be recognized based on the new effective interest yield or funding cost, taking into account the fair value hedge adjustment amount as of the termination date of the hedge. When PEMEX discontinues hedge accounting in a cash flow hedge relationship because it is no longer probable that the forecasted transaction will occur in the originally expected period or within two months, the effective gain or loss on the derivative remaining in accumulated other comprehensive income is reclassified immediately into earnings; if a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized in current earnings and the effective portion, as of the date the cash flow hedge relationship ceased to exist, is recorded in earnings based on where the hedged item had an effect, in the amount needed to achieve the effective yield or funding cost provided by the derivative while the hedged item still impacts earnings.

The remaining adjustment of the carrying amount of a fair value hedged asset, liability or firm commitment will remain part of the carrying amount of that asset or liability or firm commitment until the asset is sold or written off, the liability expires, is paid or transferred or the firm commitment ceases to exist. In fair value hedges, an adjustment of the carrying amount of a hedged interest-bearing financial instrument will be amortized to earnings as part of the new effective yield; amortization will begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

For Mexican FRS purposes, effective January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations,” issued by the MIPA, which contains provisions similar to those of SFAS 133, and provides expanded guidance for the recognition, valuation, accounting treatment and disclosure applicable to derivative financial instruments including hedges and embedded derivatives, included hedge documentation and effectiveness testing.

Similar to the requirements under U.S. GAAP, contracts need to be evaluated for embedded derivatives with such derivatives needing to be bifurcated from the host contracts under certain conditions and recognized at fair value with fluctuations recognized in earnings. For Mexican FRS purposes and U.S. GAAP, foreign currency embedded derivatives in either recognized financial instruments or in non-recognized contractual agreements, are bifurcated from host contracts when such contracts are not denominated in one of the functional currencies of either one of the counterparties.

As of December 31, 2007, PEMEX did recognize an impact in earnings in the comprehensive financing result, due to the foreign currency embedded derivatives effects. The foreign currency embedded derivatives were bifurcated from host contracts when such contracts were not denominated in the functional currency of either one of the contractual counterparties; therefore as of December 31, 2007 there are no differences between Mexican FRS and U.S. GAAP related to accounting for derivative instruments and hedging activities (including embedded derivatives attributable to the embedded non-functional currency component), except that U.S. GAAP allows for non-effectiveness testing associated with the use of interest rate swaps, when they meet certain general and particular conditions in designated hedging relationships (known as the “short-cut method criteria”).

As a result of the above, PEMEX has recognized a U.S. GAAP adjustment for the years ended December 31, 2007, 2006 and 2005, representing a net (loss) gain of Ps. (8,149,706) Ps. 74,673 and Ps. 1,030,873, respectively, reported in the comprehensive financing result in the consolidated statements of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

For the years ended December 31, 2007, 2006 and 2005, PEMEX recognized a net gain (loss) of Ps. 656,699, Ps. 5,274,109 and Ps. (4,930,806), respectively, reported as “derivative financial instruments” in the consolidated other comprehensive income (loss) statement under U.S. GAAP.

As to permissible exclusions under both Mexican FRS and U.S. GAAP, for hedge effectiveness testing on formalized hedge relationships, PEMEX uses all components of each derivative’s gain or loss that were included in the assessment and measurement of hedge effectiveness, except for the time value (extrinsic value changes) of option contracts. The time value exclusion on options based hedges is reflected in the comprehensive financing result within earnings.

For cash flow hedges, effective gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged item is recorded in the period during which the forecasted transaction (including recognized assets or liabilities where applicable as hedged items) affects earnings. In 2007, a net loss of Ps. 1,479,284 was reclassified from other comprehensive income (loss) into earnings and as of December 31, 2007, a net loss of Ps. 812,620 of the balance related to derivative instruments accumulated in other comprehensive income (loss) is expected to be reclassified during the next twelve months to the consolidated statement of operations. In 2006, a net loss of Ps. 727,706 was reclassified from other comprehensive income (loss) into earnings.

(j)	Profit in inventory

Under Mexican FRS, PEMEX values crude oil and derivatives for export at realizable value with the difference between the realizable value and cost recorded in earnings. In contrast, U.S. GAAP requires that inventories be recorded at the lower of cost or market value. For U.S. GAAP equity reconciliation purposes, PEMEX has eliminated the effect of recognizing a profit within its ending inventory balance at each period end. For net income reconciliation purposes, the adjustment reflects the reversal of the prior year’s equity adjustment as inventory is sold, as well as profit in inventory at the balance sheet date.

(k)	Advance payments on minimum guaranteed dividend

Under Mexican FRS, advance payments on the minimum guaranteed dividend owed to the Mexican Government derived from the capitalization of debt as described in Note 14 are recorded as an account receivable prior to approval of the total annual dividend amount by the Board of Directors, which usually takes place in the following fiscal year.

Under U.S. GAAP, such receivable balances are reflected as a reduction in equity. PEMEX has accordingly adjusted equity to reflect the advance minimum guaranteed dividend payment as a reduction in equity.

The effective rate used to calculate the minimum guaranteed dividend is LIBOR plus 6.175% (in 2007, was 6.3165% and from 4.5206% to 6.4530% in 2006).

The final payment of capitalized debt amounted to U.S. $392,310, and was made in January 2007.

(l)	Accounting for available-for-sale securities (Repsol)

Pursuant to SFAS No. 115, PEMEX classifies its investment securities as “available-for-sale” and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive (loss) income. The fair value of the securities is determined by quoted market prices at December 31, 2007, 2006 and 2005. An impairment loss is recognized when the loss is considered other than temporary.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Under Mexican FRS, these investment securities are also recorded at fair value but the unrealized gains and losses are reflected in earnings. The income adjustments for the years ended December 31, 2005, 2006 and 2007 reflect the reversal of the fair value adjustment to earnings as reflected under Mexican FRS whereas U.S. GAAP would require such adjustment to be reflected in other comprehensive (loss) income.

The U.S. GAAP cost and fair value of PEMEX’s investments at December 31, 2007, 2006 and 2005, are as follows:

	Cost		Fair Value		Unrealized Gain

2007	Ps.	10,429,499	Ps.	23,146,258	Ps.	12,716,759
2006	Ps.	10,229,803	Ps.	23,192,820	Ps.	12,963,017
2005	Ps.	10,078,636	Ps.	20,046,310	Ps.	9,967,675

(m)	Effects of inflation on the U.S. GAAP adjustments

Various U.S. GAAP adjustments included herein are adjustments to monetary assets and liabilities recorded under Mexican FRS pursuant to Bulletin B-10 as described in Note 3a. and, therefore, the adjustments to the respective balance would also result in an adjustment to the monetary gain or loss as reported under Mexican FRS for each of the three years presented.

(n)	Deferred income taxes

As described in Note 18, during 2005, a new fiscal regime was enacted that was applicable to Petróleos Mexicanos and its subsidiary entities effective January 1, 2006. Due to the change in tax regime, Petróleos Mexicanos and its subsidiary entities began recognizing deferred income taxes during 2005. The U.S. GAAP equity adjustment represents the cumulative impact of deferred income taxes relating to the other U.S. GAAP adjustments applicable to Petróleos Mexicanos and its subsidiary entities.

(o)	Reclassification of Pemex Finance equity to minority interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance. As a result, since 2005, the financial results of Pemex Finance have been consolidated into the financial statements of PEMEX for Mexican FRS purposes. Historically, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented. However, under U.S. GAAP, net income and retained earnings from Pemex Finance are reclassified as minority interest due to the fact that PEMEX is not currently owner of any of the shares of Pemex Finance. The U.S. GAAP adjustment related to Pemex Finance represents the reclassification of net income and equity recognized under Mexican FRS to minority interest.

II.	Additional disclosure requirements:

(a)	Consolidation of Pemex Finance

PEMEX and certain subsidiaries have entered into several agreements with Pemex Finance under which Pemex Finance purchases existing accounts receivable and rights to future receivables from certain customers. Pemex Finance obtains resources for such purchases through the placement of debt instruments in the international markets as well as the recurring returns on its investments. Through December 31, 2004, Pemex Finance was not consolidated into PEMEX’s condensed consolidated financial statements for Mexican FRS purposes. Beginning in 2005, Pemex Finance is consolidated under Mexican FRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Under U.S. GAAP SFAS No. 140, “Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”), PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities of a Qualified Special Purpose Entity (“QSPE”) and has determined that Pemex Finance does not qualify as a QSPE and should therefore be consolidated for U.S. GAAP purposes. Consequently, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented; subsequently is reclassified as minority interest as described in note 21 Ip.

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

(c)	Environmental, dismantlement and abandonment liabilities

PEMEX estimates its environmental liabilities on a site-by-site basis based on the best available information. PEMEX establishes accruals for its environmental liabilities using estimates based on costs of similar remediation works most recently contracted and in progress at that time.

PEMEX has internal guidelines for estimating and recording environmental liabilities, the Guía para la Determinación de las Provisiones y Revelaciones de Carácter Ambiental (Guidelines for the Determination of Environmental Liabilities and their Disclosure). The guidelines’ purpose is to standardize and improve PEMEX’s internal procedures for identifying necessary remediation works and estimating and monitoring environmental liabilities.

These guidelines establish that an environmental liability exists when:

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

Once the corresponding contaminated site has been identified and evaluated, expenses for the cleanup of (i) hydrocarbon seepage and other spills that may cause pollution and that cannot be corrected in a short

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

timeframe, (ii) water deposits and (iii) the concentration of hazardous residuals, will be included in the remediation or restoration of affected areas. Estimates are kept current based on the best available information.

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

During 2007, 2006 and 2005, PEMEX spent Ps. 4,120,000, Ps. 4,175,000 and Ps. 3,019,000, respectively, on various environmental projects and related expenditures. The most important projects have included the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, environmental investigative studies and the conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas. Currently, PEMEX is developing a procedure, Procedimiento para la Determinación de Gastos Asociados a las Actividades de Seguridad Industrial y Protección Ambiental (Procedure for the Determination of Costs Associated with Industrial Safety and Environmental Protection) to determine the costs and expenses related to activities associated with industrial safety and environmental management.

PEMEX’s management believes that its operations are in substantial compliance with the Ley General del Equilibrio Ecológico y Protección al Ambiente (General Law of Ecological Equilibrium and Environmental Protection, or the “Environmental Law”) as such law has been historically interpreted and enforced.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded on a discounted basis when expenses include payments during periods longer than one year, when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

As PEMEX has exclusive rights to production and processing of crude oil, natural gas, and refined products within Mexico, there are no instances of joint liability; PEMEX is the sole responsible party in the event of environmental damage. PEMEX obtains insurance policies to cover the cost of certain environmental contingencies. The liability accruals are not reflected net of any amounts forthcoming under such policies.

Environmental liabilities accrued in the consolidated financial statements, for both Mexican FRS and U.S. GAAP purposes, as of December 31, are divided among the operating units as follows:

	2007		2006

Pemex—Exploration and Production	Ps.	371,639	Ps.	716,572
Pemex—Refining(1)		1,507,709		1,341,520
Pemex—Gas and Basic Petrochemicals		211,692		284,183
Pemex—Petrochemicals		2,400		55,983

Total Environmental Liability Accrual	Ps.	2,093,440	Ps.	2,398,258

      (1)  The increase primarily resulted from revisions to estimates and new reserves established for additional remediation plans.

(d)	Dismantlement and abandonment costs

Under current Mexican law, PEMEX’s legal obligation related to dismantlement and abandonment activities is governed by the following two federal laws: the Petroleum Works Law and the Environmental Law described in this note. Although PEMEX is subject to other laws and regulations established at a local level in areas where PEMEX undertakes petroleum extraction activities, these local laws and regulations do not contain any specific guidance on abandonment, restoration and removal of oil and gas facilities or otherwise impose a higher standard on PEMEX in this regard. Mexico is not a party to any international treaty or convention that would affect PEMEX’s understanding of its obligation with regard to dismantlement and abandonment activities. Thus, the only relevant law for PEMEX as to abandonment and removal of facilities related to oil- and gas-producing activities is Mexican federal law.

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

PEMEX monitors and reviews its own internal estimates of costs to undertake dismantlement and abandonment at levels consistent with Mexican legal requirements and guidelines for oil and gas industry

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

extraction activities. Estimates as to aggregate costs include PEMEX’s operational specifics such as the number of onshore and offshore wells, depth of wells, the varying nature of offshore platforms, expected production lives, current expectations as to when the costs will be incurred based on present production rates and other operational specifics. The actual costs incurred in the dismantlement and retirement of wells are considered where practicable, as described above. The average cost for plugging and dismantlement varies from producing region to producing region and from platform to platform. For the offshore regions, to the extent that actual costs are not available due to limited plugging and dismantlement activity historically, PEMEX relives on estimates based on services costs. The estimated costs are both peso- and U.S. dollar-denominated.

(e)	Pensions and seniority premiums

The components of seniority premiums and pension plan cost, calculated in accordance with SFAS No. 87 and 158, using December 31 as a measurement date, consist of the following:

	2007		2006		2005

Service cost	Ps.	9,088,563	Ps.	7,110,082	Ps.	6,513,611
Interest cost		27,204,694		23,954,649		20,983,953
Return on plan assets		(11,149)		(32,821)		(185,989)
Net amortization of gain and losses		431,153		349,640		815,762
Amortization of net transition obligation		5,733,629		5,708,786		5,749,251
Adjustment to net periodic pension cost due to inflation		866,361		1,521,663		1,098,702
Plan amendments		527,348		522,253		198,205

Net cost under U.S. GAAP		43,840,599		39,134,252		35,173,495
Net cost under Mexican FRS		(46,169,035)		(41,073,977)		(36,185,952)

Additional (benefit) expense recognized under U.S. GAAP	(Ps.	2,328,436)	(Ps.	1,939,725)	(Ps.	1,012,457)

Actuarial assumptions (net of inflation) used in the calculation of benefit obligations, net seniority premiums and pension plan cost under U.S. GAAP as of December 31 are:

	2007	2006	2005

Discount rate	4.25%	4.25%	4.50%
Rates of increase in compensation levels	0.50%	0.50%	0.50%
Expected long-term rate of return on assets	4.25%	4.25%	5.00%

The calculation of pension cost and benefit obligations under SFAS No. 87 and 158 requires considerable judgment with respect to choosing actuarial assumptions. Each significant assumption reflects PEMEX’s best estimate of the plan’s future performance solely with respect to that assumption. Assumed discount rates and compensation levels often have the greatest effect on pension cost and benefit obligations, and are related because both are affected by some of the same economic factors. The discount rate is based upon the current prices for settling the pension obligation, referred to as the “settlement rate” and the current yield on high quality corporate bonds (AA or better) of term and currency consistent with the benefit obligation as of the measurement date. According to the external actuary, assumed compensation levels reflect PEMEX’s estimate of actual future compensation levels for the individuals involved and is consistent with

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

assumed discount rates to the extent that both incorporate expectations of the same future economic conditions, such as inflation.

The combined seniority premium and pension plan liability as of December 31 under SFAS No. 87 and 158 is as follows:

	2007		2006

Accumulated benefit obligation	Ps.	354,120,653	Ps.	329,198,933

Projected benefit obligation		364,687,896		336,758,893
Plan assets at fair value		(7,122,630)		(2,118,402)

Projected benefit obligation in excess of plan assets		357,565,266		334,640,491
Unrecognized net loss		—		(45,560,129)
Unrecognized transition obligation		—		(69,564,015)
Unrecognized prior service costs		—		(5,905,290)

Accrued liability under U.S. GAAP		357,565,266		213,611,057
Accrued liability recognized under Mexican FRS		(232,543,132)		(205,735,690)

U.S. GAAP adjustment to seniority premium and pension plan liability after recognition of SFAS 158	Ps.	125,022,134	Ps.	7,875,367
Accumulated other comprehensive income		119,475,192		—
Net U.S. GAAP adjustment to seniority premium and pension plan liability		5,546,942		7,875,367

Additional minimum liability	Ps.	—	Ps.	115,122,678

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The changes recognized in “accumulated other comprehensive income” before and after the recognition of SFAS 158, as of December 31 is as follows:

	2007		2006

Before recognition of the funded status provisions of SFAS 158
Additional liability	Ps.	114,921,322	Ps.	115,122,678
Actual intangible assets		68,227,509		72,222,554

Accumulated other comprehensive (Income)		46,693,813		42,900,124

After recognition of the funded status provision of SFAS 158
Transition (assets) obligation	Ps.	63,402,660	Ps.	—
Prior service cost (income)		5,208,308		—
Net (gain)/loss		50,864,224		—

Accumulated other comprehensive (Income)		119,475,192		—

Increase in accumulated other comprehensive loss (income) to reflect the recognition of SFAS 158	Ps.	72,781,379	Ps.	—

Non current assets		(7,122,630)		—

Current liabilities		10,719,970		—
Non current liabilities		346,845,296		—

Net amount recognized in statement of financial position as of December 31, 2007	Ps.	357,565,266	Ps.	328,733,735

The scheduled maturities on the benefits expected to be paid according to the plans in each of the next ten years through 2017, are as follows:

	Expected Benefit
Year	Payments

2008	Ps.	17,842,600
2009		17,923,433
2010		19,624,667
2011		21,467,404
2012		23,259,417
2013		25,232,630
2014		26,954,721
2015		28,900,722
2016		30,446,622
2017		32,066,949

Total	Ps.	243,719,165

The 2007 and 2006 U.S. GAAP equity adjustments of Ps. 67,715,653 and Ps. 5,426,624 reflect the difference in the amounts recognized in accumulated other comprehensive loss under Mexican FRS of Ps. 51,759,539 and Ps. 48,326,747, respectively, and the amounts recognized under U.S. GAAP of Ps. 119,475,192 and Ps. 42,900,124, respectively, and including the adoption of SFAS 158.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The objective of PEMEX’s investment guidelines with respect to its plan assets is to grant the highest security together with an adequate rate of return, maintaining the purchasing power of the investments. The comparative benchmark used by PEMEX is the monthly average of primary interest rates of Mexican Government 28-day Treasury-bills (“Cetes 28”).

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

At December 31, 2007 and 2006, all of PEMEX’s plan assets were invested in Mexican Government bonds and bonds issued by financial institutions listed on the Mexican Stock Exchange. The following table shows PEMEX’s actual investment allocation at December 31 of each year.

Securities	2007	2006

Mexican Government Bonds	84.%	71%
Bonds issued by financial institutions listed on the Mexican Stock Exchange	16%	29%

Total	100%	100%

(f)	Other post-retirement benefits

PEMEX implemented SFAS No. 106, effective January 1, 1995, using the transitional recognition method and December 31 as a measurement date.

PEMEX makes supplemental payments in respect of its obligations for gas, gasoline and basic food supplies and provides healthcare benefits, in each case to retired employees and immediate family members. PEMEX regularly adjusts the level of its supplemental payments based on inflationary conditions. Healthcare is provided through a regional network of PEMEX hospitals and medical centers, which also provide care to active PEMEX employees. No commitments have been made regarding the level of such contributions in the future.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The scheduled amounts of the benefits expected to be paid according to the plans in each of the next ten years, through 2017, are as follows:

	Expected Benefit
Year	Payments

2008	Ps.	13,257,829
2009		14,117,305
2010		15,172,410
2011		16,350,695
2012		17,605,214
2013		18,965,386
2014		20,307,814
2015		21,715,469
2016		22,562,957
2017		23,634,012

Total	Ps.	183,689,091

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The components of other post-retirement benefits expense consist of the following for the years ended December 31, 2007, 2006 and 2005:

	2007						2006						2005
	Supplemental						Supplemental						Supplemental
	Payments		Health Services		Total		Payments		Health Services		Total		Payments		Health Services		Total

Service cost	Ps.	4,103,096	Ps.	2,298,180	Ps.	6,401,276	Ps.	4,687,869	Ps.	1,210,546	Ps.	5,898,415	Ps.	2,715,518	Ps.	1,448,328	Ps.	4,163,846
Interest cost		14,283,753		7,508,894		21,792,647		12,170,005		5,543,442		17,713,447		9,689,454		5,572,995		15,262,449
Amortization of actuarial (gains) and losses		812,365		(562,453)		249,912		421,135		(2,697,498)		(2,276,363)		(177,395)		(1,690,144)		(1,867,539)
Amortization of prior service cost and plan amendments		21,545		55,841		77,386		21,369		58,797		80,166		(15,598)		—		(15,598)
Amortization of transition obligation		3,112,566		2,791,828		5,904,394		3,087,178		2,769,056		5,856,234		3,108,667		2,791,742		5,900,409
Adjustment to net periodic post-retirement benefit cost due to inflation		444,765		241,883		686,648		826,344		278,575		1,104,919		512,410		270,467		782,877

Net expense under U.S. GAAP		22,778,090		12,334,173		35,112,263		21,213,900		7,162,918		28,376,818		15,833,056		8,393,386		24,226,444
Expense under Mexican FRS		(22,925,973)		(16,211,847)		(39,137,820)		(21,560,040)		(11,859,332)		(33,419,372)		(15,890,329)		(11,711,335)		(27,601,664)

Additional expense (benefit) under U.S. GAAP	(Ps.	147,883)	(Ps.	3,877,674)	(Ps.	4,025,557)	(Ps.	346,140)	(Ps.	4,696,414)	(Ps.	5,042,554)	(Ps.	57,273)	(Ps.	3,317,949)	(Ps.	3,375,220)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Actuarial assumptions used in the calculation of other post-retirement benefits and costs under U.S. GAAP as of December 31 were:

	2007	2006	2005

Discount rate	4.25%	4.25%	4.50%
Health care cost trend rate	1.50%	1.50%	1.50%

Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the healthcare cost trend rate was to increase net expense for other post-retirement benefits by Ps. 9,686,783 for 2007, Ps. 1,748,864 for 2006 and Ps. 2,288,044 for 2005, and to increase the accumulated post-retirement benefit obligation by Ps. 14,698,361 for 2007, Ps. 13,928,396 for 2006 and Ps. 21,373,088 for 2005. The effect of a 1% decrease in the health care cost trend rate was to decrease net expense for other post-retirement benefits by Ps. 6,386,544 for 2007, Ps. 1,403,883 for 2006 and Ps. 2,519,736 for 2005, and decrease the accumulated post-retirement benefit obligation by Ps. 12,007,042 for 2007, Ps. 11,383,680 for 2006 and Ps. 26,676,555 for 2005.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The other post-retirement benefits liability as of December 31, 2007 and 2006 was as follows:

	2007						2006
	Supplemental						Supplemental
	Payments		Health Services		Total		Payments		Health Services		Total

Accumulated unfunded post retirement benefit obligation:
Retirees	Ps.	97,348,838	Ps.	53,911,935	Ps.	151,260,773	Ps.	83,090,461	Ps.	52,182,612	Ps.	135,273,073
Fully eligible active participants		16,897,125		1,633,991		18,531,116		15,356,194		1,388,752		16,744,946
Other active plan participants		84,421,650		43,687,740		128,109,390		75,012,521		39,450,953		114,463,474

Total		198,667,613		99,233,666		297,901,279		173,459,176		93,022,317		266,481,493
Unrecognized actuarial gains (losses)		—		—		—		(26,829,950)		11,130,345		(15,699,605)
Prior service cost and plan amendments		—		—		—		(473,680)		(503,366)		(977,046)
Unamortized transition obligation		—		—		—		(37,623,004)		(32,861,317)		(70,484,321)

Net post-retirement benefit liability:
U.S. GAAP		198,667,613		99,233,666		297,901,279		108,532,542		70,787,979		179,320,521
Mexican FRS		(132,243,775)		(39,645,991)		(171,889,766)		(115,068,180)		(26,039,433)		(141,107,613)

U.S. GAAP adjustment after recognition of SFAS 158		66,423,838		59,587,675		126,011,513		(6,535,638)		44,748,546		38,212,908
Accumulated other comprehensive income		73,107,425		18,716,736		91,824,161		—		—		—

Net U.S. GAAP adjustment	(Ps.	6,683,587)	Ps.	40,870,939	Ps.	34,187,352	(Ps.	6,535,638)	Ps.	44,748,546	Ps.	38,212,908

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The changes recognized in “other comprehensive income” as of December 31, 2007 were as follows:

	2007
	Supplemental
	Payments		Health Services		Total

After recognition of the funded status provision of SFAS 158
Transition (assets) obligation	Ps.	34,490,623	Ps.	29,986,702	Ps.	64,477,325
Prior service cost (income)		452,493		446,770		899,263
Net (gain)/loss		38,164,309		(11,716,736)		26,447,573

Accumulated other comprehensive (Income)	Ps.	73,107,425	Ps.	18,716,736	Ps.	91,824,161

Increase in accumulated other comprehensive loss (income) to reflect the adoption of SFAS 158	Ps.	73,107,425	Ps.	18,716,736	Ps.	91,824,161

Current liabilities	Ps.	8,810,348	Ps.	4,447,481	Ps.	13,257,829
Noncurrent liabilities		189,857,265		94,786,185		284,643,450

Net amount recognized in statement of financial position as of December 31, 2007	Ps.	198,667,613	Ps.	99,233,666	Ps.	297,901,279

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

PEMEX recognized SFAS No. 158, and included its effects in the results of the actuarial valuation of its labor obligations effective January 1, 2007. Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances of plan assets’ fair value and the accumulated post-retirement benefit obligation:

	Seniority Premiums and
	Pension Benefits				Supplemental Payments				Health Services
	2007		2006		2007		2006		2007		2006

Change in projected benefit obligation (PBO)
Projected benefit obligation at beginning of year	Ps.	324,558,730	Ps.	281,522,669	Ps.	167,175,066	Ps.	142,717,327	Ps.	89,652,288	Ps.	65,811,024
Effect of inflation on beginning balance		12,200,163		11,410,961		6,284,111		5,784,761		3,370,030		2,667,518
Service cost		9,088,563		7,110,078		4,103,096		4,687,869		2,298,180		1,210,546
Interest cost		27,204,694		23,954,649		14,283,753		12,170,005		7,508,894		5,543,442
Prior service costs and plan amendments		(3,817)		1,421,199		677,354		683,104		131,165		278,782
Actuarial (gains)/losses		5,079,228		23,305,400		11,894,618		12,676,122		(1,121,669)		19,901,488
Benefits paid		(13,439,665)		(11,966,065)		(5,750,385)		(5,260,012)		(2,605,222)		(2,390,482)

Projected benefit obligation at end of year	Ps.	364,687,896	Ps.	336,758,891	Ps.	198,667,613	Ps.	173,459,176	Ps.	99,233,666	Ps.	93,022,318

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	2,041,656	Ps.	1,467,227		—	Ps.	—	Ps.	—	Ps.	—
Effect of inflation on beginning balance		76,746		59,472		—		—		—		—
Actual return on plan assets		(758,787)		(804,844)		—		—		—		—
Company contributions		24,953,065		18,304,118		—		—		—		—
Transfer of funds		(5,750,385)		(5,207,690)		5,750,385		5,207,690		—		—
Benefits paid		(13,439,665)		(11,699,880)		(5,750,385)		(5,207,690)		—		—

Fair value of plan assets at end of year	Ps.	7,122,630	Ps.	2,118,403	Ps.	—	Ps.	—	Ps.	—	Ps.	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(g)	Leases

As of December 31, 2007, PEMEX did not have any significant operating lease arrangements or capital leases.

(h)	Supplemental geographical information

The majority of PEMEX’s operations are in Mexico. The following shows PEMEX’s domestic and export sales for the years ended December 31 (on a Mexican FRS basis):

	2007		2006		2005

Domestic sales	Ps.	592,047,961	Ps.	567,289,873	Ps.	545,339,433
Export sales:
United States		441,431,866		450,196,550		376,680,788
Canada, Central and South America		36,547,306		35,426,621		34,475,634
Europe		52,691,863		41,273,059		39,640,832
Far East		12,255,823		8,247,818		6,469,578

Total export sales	Ps.	542,926,858	Ps.	535,144,048	Ps.	457,266,832

Total sales	Ps.	1,134,974,819	Ps.	1,102,433,921	Ps.	1,002,606,265

PEMEX does not have significant long-lived assets outside of Mexico.

For the years ended December 31, 2006 and 2005, under Mexican FRS, PEMEX recognized non-cash fixed asset impairment charges and reversals per segment as discussed in Note 21Ig.

(i)	Valuation and qualifying accounts

The valuation and qualifying accounts for PEMEX are as follows:

	Balance at		Additions
	beginning of		charged to costs				Balance at
Description	period		and expenses		Deductions		end of period

For the year ended December 31, 2007:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	2,674,170	Ps.	12,242,359	(Ps.	13,425,595)	Ps.	1,490,934
For the year ended December 31, 2006:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	2,709,459	Ps.	153,181	(Ps.	188,470)	Ps.	2,674,170
For the year ended December 31, 2005:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	2,141,949	Ps.	1,670,690	(Ps.	1,103,180)	Ps.	2,709,459

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(j)	Significant risks and uncertainties

Environmental

The ultimate costs to be incurred in relation to PEMEX’s environmental contingencies may exceed the total amounts reserved. Additional liabilities may be accrued as the assessment work is completed and formal remediation plans are formulated. Numerous factors affect the reliability and precision of clean-up cost estimates, including the individual characteristics of the site, the lack of specific guidance as to permissible levels of pollution and type of technology available for remediation as well as general economic factors, such as inflation.

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

Labor

PEMEX employees belonging to the Petroleum Workers’ Union of the Mexican Republic represent approximately 80% of the workforce. They have a collective bargaining agreement which is renegotiated every two years. On July 17, 2007, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2007. The terms of the new agreement provide for a 4.25% increase in wages and a 1.6% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2009.

Product prices

Because PEMEX’s major products are energy-related commodities, significant changes in the international prices of crude oil, natural gas, refined products and petrochemical products could have a significant impact on PEMEX’s results of operations in any particular year. In 2007, crude oil represented approximately 37% of PEMEX’s sales revenues net of the IEPS Tax, and prices of the products PEMEX produces can be influenced by changes in crude oil prices, which makes it reasonably possible that PEMEX is vulnerable to near-term severe impacts from fluctuations in prices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(k)	Capitalized software costs

Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs, net of amortization, as of December 31, 2007 and 2006 amounted to Ps. 162,404 and Ps. 167,953, respectively. Amortization expense for the years ended December 31, 2007, 2006 and 2005 amounted to Ps. 112,310, Ps. 145,810 and Ps. 278,359, respectively.

(l)	Supplemental condensed information on a U.S. GAAP basis

The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this note.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

	2007		2006

ASSETS
Total current assets	Ps.	397,534,791	Ps.	399,950,872
Properties and equipment, net		777,900,994		715,161,586
Intangible asset derived from the actuarial computation of labor obligations and other assets		35,865,531		109,159,182

Total assets	Ps.	1,211,301,316	Ps.	1,224,271,640

LIABILITIES
Other current liabilities	Ps.	290,099,944	Ps.	176,904,411
Reserve for retirement payments, pensions and seniority premiums		23,977,799		—
Total current liabilities		314,077,743		176,904,411
Long-term debt		424,828,472		524,475,242
Reserve for dismantlement and abandonment activities, sundry creditors and others		31,467,252		31,513,074
Reserve for retirement payments, pensions and seniority premiums		631,488,746		508,054,258
Non current deferred income tax liabilities		6,106,494		4,742,792

Total liabilities		1,407,968,707		1,245,689,777
Minority interest		1,415,775		1,464,681
TOTAL EQUITY (DEFICIT)		(198,083,166)		(22,882,818)

Total liabilities and equity	Ps.	1,211,301,316	Ps.	1,224,271,640

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005

	2007		2006		2005

Total revenues, net of IEPS tax	Ps.	1,136,035,428	Ps.	1,103,509,868	Ps.	982,007,013
Cost of sales		469,614,890		413,280,469		382,868,741

Gross income		666,420,538		690,229,399		599,138,272
General expenses		84,939,004		78,753,185		74,183,794

Operating income		581,481,534		611,476,214		524,954,478
Other revenues		83,019,010		61,213,533		2,896,394
Comprehensive financing result (cost)		(25,609,627)		(18,151,461)		(10,116,062)
Profit sharing in non-consolidated subsidiaries and affiliates		5,791,312		7,078,236		7,828,486

Income before taxes, duties and other and minority interest		644,682,229		661,616,522		525,563,296
Taxes and duties, net of IEPS tax		(677,318,216)		(604,839,287)		(604,607,734)
Cumulative effect of adoption of new accounting standards		—		—		(1,905,868)
Minority interest		(6,089)		(54,789)		1,159,233

Net income (loss)	(Ps.	32,642,076)	Ps.	56,722,446	(Ps.	79,791,073)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007		2006		2005

Operating Activities
Net (loss) income for the year	(Ps.	32,642,076)	Ps.	56,722,446	(Ps.	79,791,073)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization		68,929,829		61,981,571		52,806,137
Reserve for retirement payments, pensions and seniority premiums		78,952,867		67,511,070		59,399,939
Loss on disposal of fixed assets		10,051,439		3,240,015		5,382,303
Allowance for uncollectible trade accounts		(1,086,357)		70,256		636,594
Minority interest		4,157		67,788		(1,159,233)
Foreign exchange loss (gain)		4,318,464		13,966,773		(30,220,724)
Accrued interest		4,607,397		—		—
Profits sharing in subsidiaries		(5,533,058)		(4,157,818)		(1,660,060)
Deferred income taxes		1,881,378		(1,861,265)		1,692,580
Dismantlement and abandonment costs in fixed assets		—		(1,992,048)		(1,761,581)
Unrealized gains on financial instruments		(8,149,706)		(74,672)		(733,513)
Gain from monetary position		(13,413,563)		(14,819,222)		(17,633,272)

		107,920,771		180,654,894		(13,041,903)

Changes in operating assets and liabilities:
Accounts and notes receivable		(10,237,517)		(19,845,331)		(55,976,205)
Inventories		3,643,578		(8,630,955)		(7,263,527)
Other assets		1,219,546		(3,249,700)		3,675,065
Accounts payable and accrued liabilities		106,582,975		(30,742,369)		24,419,034

Cash flow provided by (used in) operating activities		209,129,353		118,186,539		(48,187,536)

Investing Activities
Acquisition of fixed assets		(134,133,678)		(106,659,605)		(78,426,949)
Investments in Subsidiaries		1,508,668		—		—
Specific funds accounts-trade commission		—		(6,599,909)		7,497,438

Cash flows used in investing activities		(132,625,010)		(113,259,514)		(70,929,511)

Financing Activities
Proceeds from new long term financing		117,557,830		168,709,813		263,049,489
Financing payments		(194,928,716)		(148,281,185)		(140,741,177)
Increase in Equity of Subsidiary Entities		11,160,824		48,702,873		48,142,543
Retirement, seniority premiums and other post retirements benefits payments		(27,717,544)
Dividends paid to the Mexican Government		(263,329)		(268,990)		(16,500,691)

Cash flows (used in) provided by financing activities		(94,190,935)		68,862,511		153,950,164

Effects of inflation on cash and cash equivalents		(7,092,625)		(8,463,098)		(2,017,874)

(Decrease) increase in cash and equivalents		(24,779,217)		65,326,438		32,815,244
Cash and cash equivalents, beginning of period		195,776,457		130,450,019		97,634,776

Cash and cash equivalents, end of period	Ps.	170,997,240	Ps.	195,776,457	Ps.	130,450,019

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	42,784,228	Ps.	53,161,244	Ps.	59,154,710
Taxes paid		623,886,506		635,331,409		541,262,289

Supplemental non-cash disclosures:
Unrealized gains on available for sale securities	(Ps.	240,723)	Ps.	2,995,342	Ps.	830,179
Additional minimum pension liability		(168,399,229)		(20,311,938)		(19,692,549)
Derivative financial instruments		656,699		5,274,109		(4,930,806)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

(m)	Recently issued accounting standards

In September 2006, the FASB issued SFAS 157, “Fair Value Measurement”. SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosure about fair value measurements. SFAS does not require any new fair value measurements. SFAS 157 is effective for fair value measurements already required or permitted by other standards for fiscal years beginning after November 15, 2007. PEMEX is required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. PEMEX is currently evaluating the impact of its adoption of SFAS 157 on its results of operations and financial position.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (“SFAS 141R”) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51” (“SFAS 160”). SFAS 141R and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. PEMEX is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 gives PEMEX the irrevocable option to carry most financial statements assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is selected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for PEMEX’s 2008 fiscal year. PEMEX is currently evaluating the impact that the adoption of this statement could have on its financial condition, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB SFAS No. 133” (“SFAS 133”). SFAS 133 changes the disclosure requirements for derivative instruments and hedging activities by requiring the entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. PEMEX is currently evaluating the impact of adopting SFAS 161 on its financial condition and results of operations.

(n)	Accounting for Buy/Sell Contracts

In the first quarter of 2005, the United States Securities and Exchange Commission (“SEC”) issued comment letters to companies in the oil and gas industry requesting disclosure of information related to the accounting for buy/sell contracts. Under a buy/sell contract, a company agrees to buy a specific quantity and quality of a commodity to be delivered at a specific location while simultaneously agreeing to sell a specified quantity and quality of a commodity at a different location to the same counterparty. Physical delivery occurs

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

for each side of the transaction, and the risk and reward of ownership are evidenced by title transfer, assumption of environmental risk, transportation scheduling, credit risk and risk of nonperformance by the counterparty. Both parties settle each side of the buy/sell contract through separate invoicing.

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

The EITF considered this topic in Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). At its September 2005 meeting, the EITF decided that two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, should be combined and considered as a single arrangement for purposes of applying APB 29 when the transactions were entered into “in contemplation” of one another. EITF 04-13 was ratified by the FASB in September 2005, and is effective for new arrangements, or modifications or renewals of existing arrangements, entered into as of April 1, 2006, which was the effective date for PEMEX’s adoption of this standard. During the years ended in December 31, 2007, 2006 and 2005, PEMEX did not enter into any arrangement that would be considered a buy/sell contract under EITF 04-13.

(o)	Deferred income taxes

PEMEX follows the provisions of the revised Statement D-4, “Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing,” for Mexican FRS purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes in accordance with U.S. GAAP SFAS 109, “Accounting for Income Taxes” (“SFAS 109”).

As described in Note 18, during 2005, a new fiscal regime applicable to PEMEX and its subsidiaries was enacted. Beginning January 1, 2006, certain subsidiary companies of PEMEX will be subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate. The statutory rate for Mexico for 2006 was 29% and for 2007 was 28%. As a result of the change in fiscal regime in 2005, PEMEX began generating deferred income taxes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

At December 31, 2007 and 2006, the primary components of the net deferred tax liability under U.S. GAAP consist of the following:

	2007		2006

Current deferred tax asset:
Accounts and other receivables	Ps.	947,346	Ps.	1,364,303
Inventories		3,979,258		1,887,170
Accrued liabilities		245,505		383,263
Prepaids and other current assets		45,405		218,420

Total current deferred tax asset		5,217,514		3,853,156
Less: current valuation allowance		(4,799,664)		(3,339,648)

Net current deferred tax asset	Ps.	417,850	Ps.	513,508

Current deferred tax liability:
Prepaids and other current assets		—		—

Total current deferred tax liability	Ps.	—	Ps.	—

Noncurrent deferred tax asset:
Contingencies	Ps.	1,304,574	Ps.	1,466,308
Derivative financial instruments		—		—
Reserve for environmental costs		516,493		503,387
Property taxes		—		—
Tax loss carryforwards		653		8,370
Other assets		182,115		—
Fixed assets		5,189,973		7,951,927

Total noncurrent deferred tax asset		7,193,808		9,929,992
Less: noncurrent valuation allowance		(6,617,685)		(8,606,622)

Net noncurrent deferred tax asset	Ps.	576,123	Ps.	1,323,370

Noncurrent deferred tax liability:
Derivative financial instruments		—		(649,728)
Fixed assets		(7,100,465)		(5,416,431)

Net noncurrent deferred tax liability		(7,100,465)		(6,066,159)

Total noncurrent deferred tax liability		(6,524,342)		(4,742,789)
Net deferred tax liability	(Ps.	6,106,493)	(Ps.	4,229,281)

Net deferred tax liability under U.S. GAAP	(Ps.	6,106,493)	(Ps.	4,229,281)
Net deferred tax liability under Mexican FRS		6,411,896		4,597,172

Net U.S. GAAP adjustments to the net deferred tax liability	Ps.	305,403	Ps.	367,891

(p)	Asset retirement obligations

PEMEX’s liability provisions recognized in the balance sheet represent obligations whose settlement will probably require the future use of estimated economic resources. These provisions have been recorded based on the present value of management’s best estimate of future payments necessary to settle the liability. However, actual results could differ from the provisions recognized. No assets or trust funds have been established to satisfy these obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — An Interpretation of FASB Statement No. 143,” (“FIN 47”), which was adopted by PEMEX on December 31, 2005. FIN 47 clarifies that the phrase “conditional asset retirement obligation,” as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists as to the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that, in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 has not had a material impact on PEMEX’s financial position and results of operations.

The following table indicates the changes to PEMEX’s pre-tax asset retirement obligations in 2007 and 2006:

	2007		2006

Balance at January 1	Ps.	16,027,309	Ps.	14,787,131
Liabilities incurred		1,338,248		1,789,002
Liabilities settled		—		—
Accretion expense		118,204		(36,911)
Inflation		(580,643)		(302,725)
Currency exchange gain		245,272		(72,542)
Revisions in estimated cash flows		—		(136,646)

Balance at December 31	Ps.	17,148,390	Ps.	16,027,309

NOTE 22—SUBSIDIARY GUARANTOR INFORMATION, PIDIREGAS LIABILITIES AND THE PEMEX PROJECT FUNDING MASTER TRUST (THE “MASTER TRUST”)

The following consolidating information presents condensed consolidating balance sheets at December 31, 2007 and 2006 and condensed consolidating statements of operations and cash flow for the years ended December 31, 2007, 2006 and 2005 of Petróleos Mexicanos, the Master Trust, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (excluding the Master Trust).

These statements are prepared in conformity with Mexican FRS, including the recognition of inflation in accordance with Bulletin B-10, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and intercompany balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (“Non-Guarantor Subsidiaries”). Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust is full

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ guaranty of the Master Trust’s payment obligations are full and unconditional and joint and several.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Master Trust, for which Petróleos Mexicanos is the Guarantor and Pemex—Exploration and Production, Pemex—Refining and Pemex—Gas and Basic Petrochemicals are the Subsidiary Guarantors:

Table 1: Registered Debt Securities of the Master Trust

			Principal Amount
Security	Issuer	Guarantor	Outstanding

5.75% Notes due 2015	Master Trust	Petróleos Mexicanos	U.S.$	234,372
6.125% Notes due 2008	Master Trust	Petróleos Mexicanos		281,400
6.625% Guaranteed Bonds due 2035	Master Trust	Petróleos Mexicanos		1,249,000
7.375% Notes due 2014	Master Trust	Petróleos Mexicanos		362,995
7.875% Notes due 2009	Master Trust	Petróleos Mexicanos		797,727
8.00% Notes due 2011	Master Trust	Petróleos Mexicanos		182,174
8.625% Bonds due 2022	Master Trust	Petróleos Mexicanos		160,245
8.625% Bonds due 2023	Master Trust	Petróleos Mexicanos		106,507
9.125% Notes due 2010	Master Trust	Petróleos Mexicanos		552,855
9.25% Guaranteed Bonds due 2018	Master Trust	Petróleos Mexicanos		107,109
9.375% Guaranteed Notes due 2008	Master Trust	Petróleos Mexicanos		294,775
9.50% Guaranteed Bonds due 2027	Master Trust	Petróleos Mexicanos		219,217

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals:

Table 2: Registered Debt Securities of Petróleos Mexicanos

			Principal Amount
Security	Issuer	Guarantor	Outstanding

9.25% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals	U.S.$	9,296
9.375% Guaranteed Notes due 2008	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals		99,859
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals		102,149

The Master Trust does not guaranty debt securities issued by Petróleos Mexicanos.

The significant differences between Mexican and U.S. GAAP as they affect PEMEX are described in Note 21. The following also presents the reconciliation of equity to U.S. GAAP as of December 31, 2007 and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

2006 and the reconciliation of income to U.S. GAAP for the three years ended December 31, 2007 for each of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. The following reconciliation to U.S. GAAP does not include the reversal of Mexican FRS inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

As of December 31, 2007, Petróleos Mexicanos, the Master Trust, Fideicomiso F/163 and RepCon Lux are the only entities of PEMEX authorized to contract debt with debt outstanding as of that date, and thus all guaranteed debt is issued by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	121,386,348	Ps.	19,201,904	Ps.	3,672,809	Ps.	26,736,179	Ps.	—	Ps.	170,997,240
Accounts, notes receivable and other,
net and derivative financial
instruments		18,262,729		3,883,155		86,304,727		55,969,800		—		164,420,411
Accounts receivable-intercompany		123,671,752		73,310,725		778,048,681		95,832,373		(1,070,863,531)		—
Inventories, net		313,283		—		77,582,304		15,247,549		—		93,143,136

Total current assets		263,634,112		96,395,784		945,608,521		193,785,901		(1,070,863,531)		428,560,787
Long-term receivables — intercompany		633,228,579		470,050,109		16,380,552		98,550,013		(1,218,209,253)		—
Investments in shares		368,950,383		—		1,595,297		30,312,679		(367,795,005)		33,063,354
Other investments		213,432,941		—		—		—		(213,432,941)		—
Properties and equipment, net		8,070,672		—		770,025,355		15,749,426		—		793,845,453
Intangible asset derived from the actuarial computation of labor obligations		11,124,683		—		54,913,164		5,970,988		—		72,008,835
Other assets		954,213		—		809,713		1,038,251		—		2,802,177

Total assets	Ps.	1,499,395,583	Ps.	566,445,893	Ps.	1,789,332,602	Ps.	345,407,258	(Ps.	2,870,300,730)	Ps.	1,330,280,606

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	6,603,093	Ps.	62,355,642	Ps.	2,337,399	Ps.	4,753,994	Ps.	—	Ps.	76,050,128
Accounts payable — intercompany		728,424,666		6,605,943		219,812,679		68,108,752		(1,022,952,040)		—
Other current liabilities		3,816,030		13,457,162		151,890,502		44,250,030		—		213,413,724

Total current liabilities		738,843,789		82,418,747		374,040,580		117,112,776		(1,022,952,040)		289,463,852
Long-term debt		8,676,110		289,721,950		5,160,995		121,269,417		—		424,828,472
Long-term payables-intercompany		623,510,449		194,105,101		648,882,879		13,046,260		(1,479,544,689)		—
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		79,229,875		200,095		433,390,324		53,260,127		—		566,080,421

Total Liabilities		1,450,260,223		566,445,893		1,461,474,778		304,688,580		(2,502,496,729)		1,280,372,745
EQUITY		49,135,360		—		327,857,824		40,718,678		(367,804,001)		49,907,861

Total liabilities and equity	Ps.	1,499,395,583	Ps.	566,445,893	Ps.	1,789,332,602	Ps.	345,407,258	(Ps.	2,870,300,730)	Ps.	1,330,280,606

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF EQUITY
For the year ended December 31, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Equity under Mexican FRS	Ps.	49,135,360	Ps.	—	Ps.	327,857,824	Ps.	40,718,678	(Ps.	367,804,001)	Ps.	49,907,861
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		12,518,420		—		—		12,518,420
Pensions and seniority premiums		(215,898)		—		(4,721,584)		(609,460)		—		(5,546,942)
Additional Pension liability		(9,035,148)		—		(52,271,893)		(6,408,612)		—		(67,715,653)
Post-retirement benefits		(4,792,303)		—		(25,951,048)		(3,444,001)		—		(34,187,352)
Effect in equity of labor obligation		(13,666,071)		—		(69,621,670)		(8,536,420)		—		(91,824,161)
Accrued vacation		(88,199)		—		(483,805)		(64,088)		—		(636,092)
Fixed asset adjustments:
Capitalized gains (losses) of hedging financial instruments, net				—		2,883,974		—		—		2,883,974
Capitalization of interest, net		39,891		—		(5,233,589)		411,091		—		(4,782,607)
Impairment, net		—		—		(22,615,830)		(3,948,416)		—		(26,564,246)
Profit in inventory		—		—		(26,755,771)				—		(26,755,771)
Deferred income taxes		—		—		305,403		—		—		305,403
Advance payment of minimum guaranteed dividends (APMGD)		(4,270,225)		—		—		—		—		(4,270,225)
Reclassification of Pemex Finance net income to minority interest		—		—		—		(1,415,775)		—		(1,415,775)
Investments in subsidiaries(2)		(215,963,074)		—		—		—		215,963,074		—

Total U.S. GAAP adjustments, net		(247,991,027)		—		(191,947,393)		(24,015,681)		215,963,074		(247,991,027)

Equity (Deficit) under U.S. GAAP	Ps.	(198,855,667)	Ps.	—	Ps.	135,910,431	Ps.	16,702,997	(Ps.	151,840,927)	(Ps.	198,083,166)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying U.S. GAAP adjustments of such subsidiaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	133,079,873	Ps.	22,681,704	Ps.	2,977,334	Ps.	37,037,546	Ps.	—	Ps.	195,776,457
Accounts, notes receivable and other, net
and derivative financial instruments		41,568,203		5,393,950		51,748,849		42,841,939		—		141,552,941
Accounts receivable-intercompany		51,127,882		40,622,344		685,098,180		68,332,370		(845,180,776)		—
Inventories, net		437,851		7,942		51,439,914		10,178,091		—		62,063,798

Total current assets		226,213,809		68,705,940		791,264,277		158,389,946		(845,180,776)		399,393,196
Long-term receivables — intercompany		615,065,974		405,184,550		21,331,177		100,448,654		(1,142,030,355)		—
Investments in shares		405,264,102		—		2,455,759		29,117,822		(404,076,737)		32,760,946
Other investments		56,697,030		—		—		—		(56,697,030)		—
Properties and equipment, net		8,423,458		—		712,658,610		16,113,389		—		737,195,457
Intangible asset derived from the actuarial computation of labor obligations		11,931,936		—		58,163,091		6,400,106		—		76,495,133
Other assets		1,282,491		—		1,139,339		1,753,862		—		4,175,692

Total assets	Ps.	1,324,878,800	Ps.	473,890,490	Ps.	1,587,012,253	Ps.	312,223,779	(Ps.	2,447,984,898)	Ps.	1,250,020,424

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	12,844,824	Ps.	32,662,476	Ps.	1,365,763	Ps.	19,367,215		—	Ps.	66,240,278
Accounts payable — intercompany		634,537,523		4,565,436		180,187,172		25,882,770		(845,172,901)		—
Other current liabilities		4,389,487		12,814,454		55,490,541		37,379,369		—		110,073,851

Total current liabilities		651,771,834		50,042,366		237,043,476		82,629,354		(845,172,901)		176,314,129
Long-term debt		15,805,453		373,149,214		1,201,152		134,319,423		—		524,475,242
Long-term payables-intercompany		545,477,446		50,698,910		582,599,564		19,951,468		(1,198,727,388)		—
Reserve for retirement payments, pensions, seniority premiums, dismantlement and abandonment activities, sundry creditors, and others		69,199,554		—		391,368,856		47,207,017		—		507,775,427

Total Liabilities		1,282,254,287		473,890,490		1,212,213,048		284,107,262		(2,043,900,289)		1,208,564,798
EQUITY		42,624,513		—		374,799,205		28,116,517		(404,084,609)		41,455,626

Total liabilities and equity	Ps.	1,324,878,800	Ps.	473,890,490	Ps.	1,587,012,253	Ps.	312,223,779	(Ps.	2,447,984,898)	Ps.	1,250,020,424

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF EQUITY
For the year ended December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Equity under Mexican FRS	Ps.	42,624,513	Ps.	—	Ps.	374,799,205	Ps.	28,116,517	(Ps.	404,084,609)	Ps.	41,455,626
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		13,889,293		—		—		13,889,293
Pensions and seniority premiums		(526,576)		—		(6,518,979)		(829,823)		—		(7,875,378)
Additional Pension liability		722,398		—		4,215,207		489,019		—		5,426,624
Post-retirement benefits		(5,391,421)		—		(29,003,251)		(3,818,236)		—		(38,212,908)
Accrued vacation		(81,540)		—		(449,182)		(59,561)		—		(590,283)
Fixed asset adjustments:
Capitalized gains (losses) or derivative financial instruments, net		—		—		3,061,308		—		—		3,061,308
Capitalization of interests, net		27,020		—		(8,493,416)		173,829		—		(8,292,567)
Impairment, net		—		—		(25,765,627)		(4,143,136)		—		(29,908,763)
Depreciation convention		(17,692)		—		(736,698)		(28,754)		—		(783,144)
Derivative financial instruments		613		—		8,146,456		2,637		—		8,149,706
Profit in inventory		—		—		(7,836,552)		—		—		(7,836,552)
Deferred income taxes		—		—		367,891		—		—		367,891
Advance payment of minimum guaranteed dividends		(268,990)		—		—		—		—		(268,990)
Reclassification of Pemex Finance net income to minority interest		—		—		—		(1,464,681)		—		(1,464,681)
Investments in subsidiaries(2)		(58,802,256)		—		—		—		58,802,256		—

Total U.S. GAAP adjustments, net		(64,338,444)		—		(49,123,550)		(9,678,706)		58,802,256		(64,338,444)

Equity (Deficit) under U.S. GAAP	(Ps.	21,713,931)	Ps.	—	Ps.	325,675,655	Ps.	18,437,811	(Ps.	345,282,353)	(Ps.	22,882,818)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above

(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying U.S. GAAP adjustments of such subsidiaries

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	34,453,424	Ps.	—	Ps.	1,607,811,952	Ps.	814,111,011	(Ps.	1,321,401,568)	Ps.	1,134,974,819
Services income		27,491		—		—		1,852,541		(819,423)		1,060,609

Total sales revenues		34,480,915		—		1,607,811,952		815,963,552		(1,322,220,991)		1,136,035,428
Costs of sales		235,627		—		932,208,069		815,588,389		(1,287,366,343)		460,665,742

Gross income		34,245,288		—		675,603,883		375,163		(34,854,648)		675,369,686

General expenses:
Transportation and distribution expenses		—		—		23,561,036		1,237,503		—		24,798,539
Administrative expenses		32,982,205		25,934		51,611,895		8,684,722		(33,164,291)		60,140,465

Total general expenses		32,982,205		25,934		75,172,931		9,922,225		(33,164,291)		84,939,004

Operating income		1,263,083		(25,934)		600,430,952		(9,547,062)		(1,690,357)		590,430,682
Other (expenses) revenues, net		(321,083)		—		82,028,474		(6,439,786)		7,751,405		83,019,010
Comprehensive financing result (cost) income		10,119,811		(25,786,670)		(30,254,918)		(4,995,428)		30,870,618		(20,046,587)
Equity participation in subsidiaries		(29,969,811)		—		—		12,842,972		22,671,893		5,545,054
Capitalization of Master Trust operations and others		—		25,812,604		—		3,810,272		(29,622,876)		—

(Loss) Income before taxes and duties		(18,908,000)		—		652,204,508		(4,329,032)		29,980,683		658,948,159
Taxes and duties		662,486		—		672,933,568		3,659,674		—		677,255,728

Net (loss) income for the year	(Ps.	19,570,486)	Ps.	—	(Ps.	20,729,060)	(Ps.	7,988,706)	Ps.	29,980,683	(Ps.	18,307,569)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2007

	Petróleos	Master		Subsidiary	Non-Guarantor			PEMEX
	Mexicanos(1)	Trust(1)		Guarantors(1)	Subsidiaries	Eliminations		Consolidated

Net (loss) income under Mexican FRS	(Ps. 19,570,486)	Ps.	—	(Ps. 20,729,060)	(Ps. 7,988,706)	Ps.	29,980,683	(Ps.	18,307,569)
U.S. GAAP adjustments:
Exploration and drilling costs	—		—	(1,370,873)	—		—		(1,370,873)
Pension and seniority premiums	310,678		—	1,797,395	220,363		—		2,328,436
Post-retirement benefits	599,118		—	3,052,203	374,236		—		4,025,557
Accrued vacation	(6,659)		—	(34,623)	(4,527)		—		(45,809)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net	—		—	(177,334)	—		—		(177,334)
Capitalization of interest, net	12,871		—	3,259,826	237,263		—		3,509,960
Impairment, net			—	3,149,798	194,719		—		3,344,517
Depreciation convention	17,692		—	736,700	28,752		—		783,144
Derivative financial instruments	(613)		—	(8,146,456)	(2,637)		—		(8,149,706)
Profit in inventory			—	(18,919,219)	—		—		(18,919,219)
Available-for-sale securities	246,258		—		—		—		246,258
Deferred income taxes	—		—	(62,488)	—		—		(62,488)
Effect of inflation accounting on U.S. GAAP adjustment	140,863		—	16,163	2,113		—		159,139
Reclassification of Pemex Finance net income to minority interest	—		—	—	(6,089)		—		(6,089)
Investments in Subsidiaries	(15,654,715)		—	—	—		15,654,715		—

Total U.S. GAAP adjustments	(14,334,507)		—	(16,698,908)	1,044,193		15,654,715		(14,334,507)

Net (loss) income for the year	(Ps. 33,904,993)	Ps.	—	(Ps. 37,427,968)	(Ps. 6,944,513)	Ps.	45,635,398	(Ps.	32,642,076)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	26,436,747	Ps.	—	Ps.	1,564,963,881	Ps.	711,981,523	Ps.	(1,200,948,230)	Ps.	1,102,433,921
Services income		—		—		—		1,707,386		(631,439)		1,075,947

Total revenues		26,436,747		—		1,564,963,881		713,688,909		(1,201,579,669)		1,103,509,868
Costs of sales		209,910		—		880,664,298		713,123,190		(1,175,739,188)		418,258,210
Gross income		26,226,837		—		684,299,583		565,719		(25,840,481)		685,251,658
Transportation and distribution expenses		—		—		23,785,565		1,136,091		—		24,921,656
Administrative expenses		31,117,062		31,114		42,096,348		8,135,270		(25,327,021)		56,052,773

Total costs and operating expenses		31,117,062		31,114		65,881,913		9,271,361		(25,327,021)		80,974,429
Operating income		(4,890,225)		(31,114)		618,417,670		(8,705,642)		(513,460)		604,277,229
Other (expenses) revenues net		(671,689)		—		60,257,979		795,886		831,357		61,213,533
Comprehensive financing result (cost) income		17,621,942		(10,567,511)		(32,065,634)		(7,121,106)		8,285,684		(23,846,625)
Equity participation in subsidiaries		36,579,228		—		—		10,041,050		(36,546,701)		10,073,577
Capitalization of Master Trust operations and others		—		10,598,625		—		(1,993,908)		(8,604,717)		—

Income (loss) before taxes and duties		48,639,256		—		646,610,015		(6,983,720)		(36,547,837)		651,717,714
Taxes and duties		360,447		—		599,735,358		4,668,704		—		604,764,509

Net income (loss) for the year	Ps.	48,278,809	Ps.	—	Ps.	46,874,657	Ps.	(11,652,424)	Ps.	(36,547,837)	Ps.	46,953,205

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2006

	Petróleos		Master		Subsidiary		Non-Guarantor		PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries	Eliminations	Consolidated

Net income (loss) under Mexican FRS	Ps.	48,278,809	Ps.	—	Ps.	46,874,657	(Ps. 11,652,424)	(Ps. 36,547,837)	Ps.	46,953,205
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,498,801)	—	—		(1,498,801)
Pension and seniority premiums		258,219		—		1,506,708	174,798	—		1,939,725
Post-retirement benefits		730,119		—		3,845,768	466,667	—		5,042,554
Accrued vacation		(2,987)		—		(15,532)	(2,030)	—		(20,549)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net		—		—		3,928,429	—	—		3,928,429
Capitalization of interest, net		14,470		—		2,439,576	340,348	—		2,794,394
Impairment, net		—		—		3,546,475	432,091	—		3,978,566
Depreciation convention		17,692		—		736,700	28,752	—		783,144
Derivative financial instruments		(209,153)		—		287,164	—3,338	—		74,673
Profit in inventory		—		—		(4,156,613)	—	—		(4,156,613)
Available-for-sale securities		(2,995,342)		—		—	—	—		(2,995,342)
Deferred income taxes		—		—		(74,777)	—	—		(74,777)
Effect of inflation accounting on U.S. GAAP Adjustment		8,891		—		17,453	2,283	—		28,627
Reclassification of Pemex Finance net income to minority interest		—		—		—	(54,789)	—		(54,789)
Investments in Subsidiaries		11,947,332		—		—	—	(11,947,332)		—

Total U.S. GAAP adjustments		9,769,241		—		10,562,550	1,384,782	(11,947,332)		9,769,241

Net income (loss) for the year	Ps.	58,048,050	Ps.	—	Ps.	57,437,207	(Ps. 10,267,642)	(Ps. 48,495,169)	Ps.	56,722,446

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2005

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	24,061,252	Ps.	—	Ps.	1,430,157,491	Ps.	593,717,816	Ps.	(1,045,330,294)	Ps.	1,002,606,265
Services income				—				1,875,001		(650,193)		1,224,808

Total sales revenues		24,061,252		—		1,430,157,491		595,592,817		(1,045,980,487)		1,003,831,073
Costs of sales		144,345		—		812,102,068		617,226,094		(1,039,528,608)		389,943,899
Gross income		23,916,907				618,055,423		(21,633,277)		(6,451,879)		613,887,174
General expenses:
Transportation and distribution expenses		—		—		22,490,759		1,165,151		—		23,655,910
Administrative expenses		25,656,966		27,590		46,231,359		5,381,815		(26,769,846)		50,527,884

Total costs and operating expenses		25,656,966		27,590		68,722,118		6,546,966		(26,769,846)		74,183,794
Operating income		(1,740,059)		(27,590)		549,333,305		(28,180,243)		20,317,967		539,703,380
Other (expenses) revenues, net		(1,096,609)		—		(2,816,900)		21,144,400		(14,334,497)		2,896,394
Comprehensive financing result (cost) income		141,280		(4,114,555)		7,422,464		(12,722,733)		4,437,453		(4,836,091)
Equity participation in subsidiaries		(79,370,808)		—		—		6,004,200		82,025,273		8,658,665
Capitalization of Master Trust operations and others		—		4,142,145		—		6,280,036		(10,422,181)		—

(Loss) income before taxes and duties, special tax on production and services (IEPS tax) and cumulative effect of adoption of new accounting standards		(82,066,196)		—		553,938,869		(7,474,340)		82,024,015		546,422,348

Taxes and duties		—		—		622,694,255		4,180,207		—		626,874,462

Cumulative effect of adoption of new accounting standards		(481,068)		—		(1,241,427)		(183,373)		—		(1,905,868)

Net (loss) income for the year	Ps.	(82,547,264)	Ps.	—	Ps.	(69,996,813)	Ps.	(11,837,920)	Ps.	82,024,015	Ps.	(82,357,982)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2005

	Petróleos			Subsidiary		Non-Guarantor			PEMEX
	Mexicanos(1)	Master Trust(1)		Guarantors(1)		Subsidiaries	Eliminations		Consolidated

Net (loss) income under Mexican FRS	(Ps.82,547,264)	Ps.	—	(Ps. 69,996,813)		(Ps. 11,837,920)		Ps. 82,024,015	(Ps. 82,357,982)
U.S. GAAP adjustments:
Exploration and drilling costs	—		—	(1,549,819)		—		—	(1,549,819)
Pension and seniority premiums	161,589		—	757,723		93,145		—	1,012,457
Post-retirement benefits	437,766		—	2,641,111		296,343		—	3,375,220
Accrued vacation	(2,343)		—	(12,697)		(1,672)		—	(16,712)
Fixed asset adjustments:
Capitalized gains (losses) of hedging financial instruments, net	—		—	(8,445,996)		—		—	(8,445,996)
Capitalization of interests, net	12,550		—	1,660,006		255,716		—	1,928,272
Impairment, net	—		—	2,381,679		3,865,308		—	6,246,987
Depreciation convention	9,848		—	758,517		14,779		—	783,144
Derivative financial instruments	(833,939)		(4,214,796)	5,333,327		746,281		—	1,030,873
Profit in inventory	—		—	(2,776,119)		—		—	(2,776,119)
Available-for-sale securities	(830,179)		—	—		—		—	(830,179)
Deferred income taxes	—		—	442,668		—		—	442,668
Effect of inflation accounting on
U.S. GAAP adjustment	190,371		—	14,586		1,923		—	206,880
Reclassification of Pemex Finance net income to minority interest	—		—	—		1,159,233		—	1,159,233
Investments in subsidiaries	3,421,246		—	—		—		(3,421,246)	—

Total U.S. GAAP adjustments	2,566,909		(4,214,796)	1,204,986		6,431,056		(3,421,246)	2,566,909

Net (loss) income for the year	(Ps.79,980,355)	(Ps.	4,214,796)	(Ps. 68,791,827)	Ps.	(5,406,864)	Ps.	78,602,769	(Ps. 79,791,073)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOW(1)
For the year ended December 31, 2007

	Petróleos				Subsidiary	Non-Guarantor			PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)	Subsidiaries	Eliminations		Consolidated

Operating activities
Net income (loss) for the year		(Ps. 19,570,485)	Ps.	—	(Ps.20,729,059)	(Ps. 7,988,708)		(Ps.29,980,683)		(Ps. 18,307,569)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		639,866		—	70,860,006	1,091,846		—		72,591,718
Reserve for retirement payments, pensions and seniority premiums		12,742,593		—	64,195,411	8,368,862		—		85,306,866
Loss on disposal of fixed assets		33,101		—	9,752,826	265,512		—		10,051,439
Allowance for uncollectible trade accounts		(111)		—	(1,039,524)	(46,722)		—		(1,086,357)
Allowance for decline in the value of inventory		(46,625)		—	(94,928)	(45,151)		—		(186,704)
Conversion effect				—	—	—		—		—
Foreign exchange loss (gain)		658,970		3,668,150	—	(8,656)		—		4,318,464
Accrued interest		(338,113)		4,193,183	24,426	727,893		—		4,607,389
Equity in earning in investees less dividend received and other		29,980,683		—		(5,533,058)		(29,980,683)		(5,533,058)
Gain from monetary position		(11,040,864)		—	(3,469,158)	1,643,735		—		(12,866,287)
Deferred income taxes				—	1,867,292	27,414		—		1,894,706
Changes in operating assets and liabilities
Accounts and notes receivable		21,799,646		1,315,383	(35,391,122)	(13,975,332)		—		(26,251,425)
Inter-company changes and deductions		372,417,508		2,375,374	(230,977,862)	17,875,996		(161,691,016)		—
Inventories		155,330		7,654	(10,154,825)	(4,659,156)		—		(14,650,997)
Other assets		281,816		—	288,350	649,381		—		1,219,547
Accounts payable and accrued liabilities		(668,839)		1,307,046	96,944,710	8,870,377		—		106,453,294

Cash flows provided by (used in) operating activities		407,044,476		12,866,790	(57,923,457)	7,264,233		(161,691,016)		207,561,026
Investing activities:
Increase in fixed assets, net		(331,786)		—	(131,384,646)	(986,862)		—		(132,703,294)
Inter-company (increase) decrease in investments		(187,467,741)		(113,704,714)	161,051,930	(5,397,631)		145,518,156		—
Investments in Subsidiaries		(3,297,964)			771,494	3,283,315		889,766		1,646,611

Cash flows provided by (used in) investing activities		(191,097,491)		(113,704,714)	30,438,778	(3,101,178)		146,407,922		(131,056,683)
Financing Activities
Proceeds from long term financing		51,509,770		59,731,700	6,316,360	—		—		117,557,830
Financing payments		(64,163,753)		(106,625,310)	(1,316,313)	(22,823,340)		—		(194,928,716)
Inter-company (decrease) increase in financing		(216,111,281)		145,073,451	44,700,132	10,163,426		16,174,272		—
Increase in equity of subsidiary entities		11,160,824		—	—	—		—		11,160,824
Retirement, seniority premiums and other post retirements benefits payments		(4,951,499)		—	(21,412,162)	(1,353,883)		—		(27,717,544)
Minimum guaranteed dividends paid to the Mexican Government		(263,329)		—	—	891,178		(891,178)		(263,329)

Cash flows provided by (used in) financing activities		(222,819,268)		98,179,841	28,288,017	(13,122,619)		15,283,094		(94,190,935)

Effects of inflation on cash and cash equivalents		(4,821,242)		(821,717)	(107,863)	(1,341,803)		—		(7,092,625)

Increase (decrease) in cash and cash equivalents		(11,693,525)		(3,479,800)	695,475	(10,301,367)		—		(24,779,217)
Cash and cash equivalents, beginning of period		133,079,873		22,681,704	2,977,334	37,037,546		—		195,776,457

Cash and cash equivalents, end of period	Ps.	121,386,348	Ps.	19,201,904	Ps. 3,672,809	Ps. 26,736,179	Ps.	—	Ps.	170,997,240

(1)	The accompanying cash flow is prepared in accordance with Mexican FRS.

(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOW(1)
For the year ended December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)		Subsidiaries		Eliminations		Consolidated

Operating activities
Net income (loss) for the year	Ps.	48,278,809	Ps.	—	Ps.	46,874,657		(Ps. 11,652,424)		(Ps. 36,547,837)	Ps.	46,953,205
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		696,602		—		64,072,741		902,846		—		65,672,189
Reserve for retirement payments, pensions and seniority premiums		11,441,909		—		55,940,799		7,110,641		—		74,493,349
Impairment of fixed assets		0		—		—		703,247		—		703,247
Loss on disposal of fixed assets		25,566		—		2,948,752		265,697		—		3,240,015
Allowance for uncollectible trade accounts		803		—		(53,755)		123,209		—		70,257
Allowance for decline in the value of inventory		(19,045)		—		(73,872)		(57,485)		—		(150,402)
Foreign exchange loss (gain)		19,881		12,892,035		646,451		408,406		—		13,966,773
Equity in earning in investees less dividend received and other		(30,613,224)		—		0		(10,041,051)		36,547,837		(4,106,438)
Gain from monetary position		(12,419,713)		—		(4,208,196)		1,808,687		—		(14,819,222)
Deferred income taxes		—		—		1,070,397		(166,236)		—		904,161
Dismantlement and abandonment costs in fixed assets		—		—		(1,992,048)		—		—		(1,992,048)
Changes in operating assets and liabilities
Accounts and notes receivable		6,012,026		(5,414,268)		(25,452,316)		5,042,409		—		(19,812,149)
Inter-company changes and deductions		(99,515,994)		(1,027,173)		116,167,851		(80,576,615)		64,951,931		—
Inventories		(34,567)		(8,965)		(8,335,597)		(2,413,642)		—		(10,792,771)
Other assets		(1,106,629)		—		(101,576)		420,273		—		(787,932)
Accounts payable and accrued liabilities		(785,108)		(3,286,970)		(32,760,815)		1,840,849		—		(34,992,044)

Cash flows provided by (used in) operating activities		(78,018,684)		3,154,659		214,743,473		(86,281,189)		64,951,931		118,550,190
Investing activities
Increase in fixed assets, net		(264,788)		—		(100,423,287)		(1,913,683)		—		(102,601,758)
Specific funds account-trade commission		(6,599,909)		—		—		—		—		(6,599,909)
Inter-company (increase) decrease in investments		(336,307,451)		(87,159,615)		(293,707,153)		59,224,025		657,950,194		—
Investments in Subsidiaries		(2,896,579)		—		(859,254)		10,386,194		(11,051,854)		(4,421,493)

Cash flows provided by (used in) investing activities		(346,068,727)		(87,159,615)		(394,989,694)		67,696,536		646,898,340		(113,623,160)
Financing Activities
Proceeds from long term financing		40,748,298		117,116,030		—		10,845,485		—		168,709,813
Financing payments		(47,051,324)		(96,041,579)		—		(5,188,282)		—		(148,281,185)
Inter-company (decrease) increase in financing		518,061,228		29,899,016		143,116,680		33,180,854		(724,257,778)		—
Increase in equity of subsidiary entities		13,708,017		—		34,737,021		257,834		—		48,702,872
Minimum guaranteed dividends paid to the Mexican Government		(268,990)		—		—		(12,407,507)		12,407,507		(268,990)

Cash flows provided by financing activities		525,197,229		50,973,467		177,853,701		26,688,384		(711,850,271)		68,862,510
Effects of inflation on cash and cash equivalents		(8,955,456)		(2,689,606)		2,714,894		467,066		—		(8,463,102)

Increase (decrease) in cash and cash equivalents		92,154,362		(35,721,095)		322,374		8,570,797		—		65,326,438
Cash and cash equivalents, beginning of period		40,925,511		58,402,799		2,654,960		28,466,749		—		130,450,019

Cash and cash equivalents, end of period	Ps.	133,079,873	Ps.	22,681,704	Ps.	2,977,334	Ps.	37,037,546	Ps.	—	Ps.	195,776,457

(1)	The accompanying cash flow is prepared in accordance with Mexican FRS.

(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

NOTE 23 — SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

The following tables provide supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with SFAS No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”). All exploration and production activities of Pemex-Exploration and Production are located in Mexico.

The supplemental data presented herein reflects information for all of Pemex-Exploration and Production’s oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP. Unless otherwise indicated, all information is presented in constant pesos as of December 31, 2007.

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2007		2006		2005

Proved properties	Ps.	954,798,041	Ps.	844,858,923	Ps.	739,325,338
Construction in progress		50,804,000		56,714,624		56,736,361
Accumulated depreciation and amortization		(405,777,786)		(383,800,878)		(330,177,167)

Net capitalized costs	Ps.	599,824,255	Ps.	517,772,669	Ps.	465,884,532

Costs incurred for oil and gas property exploration and development activities (unaudited):

	Year Ended December 31,
	2007		2006		2005

Exploration	Ps.	15,133,406	Ps.	12,572,748	Ps.	15,742,112
Development		100,790,721		88,196,418		80,924,293

Total costs incurred	Ps.	115,924,127	Ps.	100,769,166	Ps.	96,666,405

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 4,975,089, Ps. 5,248,601 and Ps. 5,612,993 for 2007, 2006 and 2005, respectively that, in accordance with the successful efforts methods of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Results of operations for oil and gas producing activities (unaudited):

	Year Ended December 31,
	2007		2006		2005

Revenues from sale of oil and gas	Ps.	912,229,890	Ps.	889,945,219	Ps.	773,336,700

Hydrocarbon duties		663,069,892		583,210,826		534,532,678
Excess-gains taxes		—		8,223,820		60,869,738
Production costs (excluding taxes)		82,715,955		75,665,272		76,855,383
Other costs and expenses		24,200,433		38,066,615		52,545,754
Exploration expenses		4,975,089		5,248,601		5,612,993
Depreciation, depletion, amortization and accretion		56,843,298		49,430,936		40,460,252

		831,804,667		759,846,070		770,876,798

Results of operations for oil and gas producing activities	Ps.	80,425,223	Ps.	130,099,149	Ps.	2,459,902

Crude oil and natural gas reserves:

Sales prices and production costs (unaudited)

The following table summarizes average sales prices as of December 31 of each year presented (excluding production taxes) in U.S. dollars:

	2007		2006		2005

Weighted average sales price per barrel of oil equivalent(1)	U.S.$	69.49	U.S.$	43.39	U.S.$	43.75
Crude oil, per barrel	U.S.$	83.43	U.S.$	47.97	U.S.$	47.04
Natural gas, per thousand cubic feet	U.S.$	6.59	U.S.$	6.04	U.S.$	6.85

(1)	To convert dry gas to barrel of oil equivalent, a factor is used of 5.201 thousand cubic feet of dry gas per barrel of oil.

Crude oil and natural gas reserves (unaudited)

Under the Political Constitution of the United Mexican States and Mexican statutory law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under its Organic Law, PEMEX has the exclusive right to produce these reserves and owns the extracted production, not the reserves, subject to a federal production tax. As discussed in Note 18, during 2007, a new fiscal regime, applicable to PEMEX effective as of January 1, 2008, by means of a decree, modifying several provisions of the Federal Law of Duties related to hydrocarbons. PEMEX’s activities are limited to reserves located in Mexico.

Taxes for 2006 and 2007 were calculated pursuant to the Federal Duties Law effective as of October 1, 2007, which includes the following duties:

Ordinary Hydrocarbon Duty—A variable rate of 74.0% in 2008, 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012-2032 is applied as a function of crude oil and gas prices considered as of December 31. The base for calculating this duty is the value of total crude oil and natural gas production during the year minus the allowed deductions (depreciated investments, costs, expenses and applicable rights). The deductions allowed may not exceed the value obtained by multiplying the produced volume for a

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

particular year times the price of U.S. $6.5 per barrel of oil equivalent for crude oil and associated natural gas, and U.S. $2.7 per thousand of cubic feet of non-associated natural gas, respectively.

Duty on hydrocarbons for the stabilization fund of the petroleum incomes—A rate of 10 percent is applied, based on the price of crude oil for export over the value of crude oil production during the year, which always exceeds U.S.$ 31 per barrel.

Duty for the scientific and technological research fund on matter of energy—A rate of 0.15% in 2008, 0.30% in 2009, 0.40% in 2010, 0.50% in 2011 and 0.65% in 2012-2032 is applied over the value of the crude oil and natural gas production during the year.

Duty for the petroleum fiscalization—A rate of 0.003% is applied over the value of the total crude oil and natural gas production during the year.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions — i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff, using the year-end crude oil and natural gas prices to calculate its reserves estimates, and reviewed by an independent group inside Pemex-Exploration and Production to ensure consistency.

Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure histories.

Reserves data sets forth herein represent estimates only. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5% in 2007, from 12,849 million barrels of oil equivalent at December 31, 2006 to 12,187 million barrels of oil equivalent at December 31, 2007.

Mexico’s proved developed reserves of crude oil, condensates and liquid hydrocarbons recoverable from processing plants, decreased by 6% in 2007, from 8,978 million barrels of oil at December 31, 2006 to 8,436 million barrels of oil at December 31, 2007.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 5% in 2007, from 13,856 billion cubic feet at December 31, 2006 to 13,162 billion cubic feet at December 31, 2007. Mexico’s proved developed dry gas reserves decreased by 6% in 2007, from 8,688 billion cubic feet at December 31, 2006 to 8,163 billion cubic feet at December 31, 2007.

The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Crude Oil and Condensate Reserves (including natural gas liquids)(1)

	(In millions of barrels)
	2007	2006	2005

Proved developed and undeveloped reserves
At January 1	12,849	13,671	14,803
Revisions(2)	455	425	165
Extensions and discoveries	150	86	57
Production	(1,268)	(1,332)	(1,354)

At December 31	12,187	12,849	13,671

Proved developed reserves at December 31	8,436	8,978	9,617

Note:    Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions include positive and negative changes due to new data gathered through drilling of wells and reservoir performance
Source: Pemex-Exploration and Production.

Dry Gas Reserves(1)

	(In billions of cubic feet)
	2007	2006	2005

Proved developed and undeveloped reserves
At January 1	13,856	14,557	14,807
Revisions(2)	879	280	640
Extensions and discoveries	171	505	415
Production(3)	(1,744)	(1,487)	(1,305)

At December 31	13,162	13,856	14,557

Proved developed reserves at December 31	8,163	8,688	8,888

Note:	Numbers may not total due to rounding.

(1)	To convert dry gas to barrel of oil equivalent, a factor is used of 5.201 thousand cubic feet dry gas per barrel of oil

(2)	Revisions include positive and negative changes due to new data gathered through drilling of wells and reservoir performance.

(3)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

Based on reservoir performance, new information, and discoveries and production during 2007, proved reserves of crude oil, natural gas, condensates and liquid hydrocarbons for all regions as of December 31, 2007, were estimated to be 14,717.2 million barrels of oil equivalent as compared to 15,514.2 million barrels of oil equivalent at December 31, 2006.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2032.

Estimated future cash inflows from production are computed by applying prices of oil and gas on December 31 to the year-end quantities. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates—with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2008—to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was made based on the new fiscal regime applicable to Pemex Exploration and Production, effective January 1, 2008 by means of decree which reformed Chapter XII of the Federal Law of Hydrocarbon Duties.

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

Standardized measure of discounted net cash flows

	As of December 31,
	2007		2006		2005

Future cash inflows	U.S.$	945,566	U.S.$	615,337	U.S.$	653,914
Future production costs (excluding taxes)		(107,148)		(82,696)		(85,432)
Future development costs		(38,205)		(35,845)		(35,966)

Future cash flows before tax		800,213		496,797		532,516
Future production-and-excess-gains taxes		(632,321)		(410,021)		(448,162)
Future net cash flows		167,892		86,775		84,354
Effect of discounting net cash flows at 10%		(78,074)		(31,699)		(32,728)

Standardized measure of discounted future net cash flows	U.S.$	89,818	U.S.$	55,076	U.S.$	51,626

Note:	Table amounts may not total due to rounding.

To comply with SFAS 69, the following table presents the aggregate standardized measure changes for each year and significant sources of variance:

Changes in standardized measure of discounted net cash flows

	2007		2006		2005

Sales of oil and gas produced, net of production costs	U.S.$	(74,299)	U.S.$	(68,136)	U.S.$	(55,988)
Net changes in prices and production costs		173,861		2,908		122,257
Extensions and discoveries		6,642		4,573		3,149
Development cost incurred during the year		8,951		7,803		7,067
Changes in estimated development costs		(14,634)		(6,796)		(11,453)
Reserves revisions and timing changes		29,947		14,910		3,419
Accretion of discount of pre-tax net cash flows		26,446		28,482		20,523
Net changes in production-and-excess-gains taxes		(122,172)		19,707		(83,972)

Aggregate change in standardized measure	U.S.$	34,742	U.S.$	3,450	U.S.$	5,002

Standardized measure
As of January 1		55,076		51,626		46,624
As of December 31		89,818		55,076		51,626

Change	U.S.$	34,742	U.S.$	3,450	U.S.$	5,002

Note:	Table amounts may not total due to rounding.

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.