Form 20-F/A
period 2007-12-31
MEXICAN PETROLEUM
filed 2008-09-24
CIK 932782

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
☐ Item 17     ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☑ No

TABLE OF CONTENTS

Explanatory Note		1
Item 18.	Financial Statements	2

i

EXPLANATORY NOTE

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2007 (which we refer to as the Form 20-F) on June 30, 2008. This Amendment No. 1 to our Form 20-F (which we refer to as Amendment No. 1) is being filed solely for purposes of (1) making certain revisions to the presentation of certain supplemental condensed information on a U.S. GAAP basis in the Consolidated Statements of Cash Flows included in Note 21II(1) to the condensed consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, and in the supplemental condensed consolidating financial information in the Statement of Cash Flows included in Note 22 for the years ended December 31, 2007 and 2006, and (2) making certain revisions to the explanation of certain reconciling items, including the presentation of pension and seniority premiums and other post-retirement benefits included in Note 21, Note 21Ib. and Note 21Ic. to the condensed consolidated financial statements for the year ended December 31, 2007.

Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F. In addition, the filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 30, 2008.

1

Item 18.	Financial Statements.

See pages F-1 through F-100, incorporated herein by reference.

2

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Esteban Levin Balcells Name: Esteban Levin Balcells Title: Chief Financial Officer

Date: September 24, 2008

3

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

As described in notes 21 and 22 to the consolidated financial statements, cash flow information and other comprehensive income have been restated.

KPMG Cárdenas Dosal, S. C.

/s/ Eduardo Palomino
Eduardo Palomino
Mexico City, Mexico
April 11, 2008, except as to notes 21 and 22
which are as of September 23, 2008.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Mexican pesos as of December 31, 2007, purchasing power and in thousands of U.S. dollars)

			Mexican
			Government
			increase		Surplus				Effect		Retained earnings
			in equity of		in the		Derivative		on equity		(Accumulated losses)
	Certificates of		Subsidiary		restatement		financial		from labor			From prior	For the
	Contribution “A”		Entities		of equity		instruments		obligations			years	year		Total

Balances as of December 31, 2004	Ps.	96,957,993	Ps.	36,411,340	Ps.	147,644,457	Ps.	—	(Ps.	7,782,166)		(Ps. 207,589,715)	(Ps.	28,443,617)	Ps.	37,198,292
Transfer to prior years’ accumulated losses		—		—		—				—		(28,443,617)		28,443,617		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on June 10, 2006 (Note 14)		—		—		—		—		—		(11,482,869)		—		(11,482,869)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)				48,157,553												48,157,553
Comprehensive loss for the year (Note 13)						8,184,288		(7,036,437)		(21,672,659)		—		(82,357,982)		(102,882,790)

Balances as of December 31, 2005		96,957,993		84,568,893		155,828,745		(7,036,437)		(29,454,825)		(247,516,201)		(82,357,982)		(29,009,814)
Transfer to prior years’ accumulated losses		—		—		—		—		—		(82,357,982)		82,357,982		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on May 18th, 2005 (Note 14)		—		—		—		—		—		(16,392,606)		—		(16,392,606)
Increase in equity of the Subsidiary Entities made by the Mexican Government				48,727,912												48,727,912
Comprehensive income for the year (Note 13)						4,064,648		5,274,109		(18,871,922)		710,094		46,953,205		38,130,134

Balances as of December 31, 2006		96,957,993		133,296,805		159,893,393		(1,762,328)		(48,326,747)		(345,556,695)		46,953,205		41,455,626
Transfer to prior years’ accumulated losses		—		—		—		—		—		46,953,205		(46,953,205)		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 29, 2007 (Note 14)		—		—		—		—		—		(263,329)		—		(263,329}
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		11,160,824		—		—		—		—		—		11,160,824
Comprehensive loss for the year (Note 13)		—		—		18,638,402		656,699		(3,432,792)		—		(18,307,569)		(2,445,260)

Balances as of December 31, 2007	Ps.	96,957,993	Ps.	144,457,629	Ps.	178,531,795	(Ps.	1,105,629)	(Ps.	51,759,539)		(Ps. 298,866,819)	(Ps	18,307,569)	Ps.	49,907,861

Unaudited	U.S.$	8,922,897	U.S.$	13,294,217	U.S.$	16,430,011	(U.S.$	101,749)	U.S.$	4,763,352	(U.S.$	27,504,262)	(U.S.$	1,684,817)	U.S.$	4,592,945

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

The differences between Mexican FRS and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net income and shareholders’ equity as of and for the years ended December 31, 2007, 2006 and 2005:

	2007		2006	2005

Net (loss) income for the year under Mexican FRS	(Ps.	18,307,569)	Ps. 46,953,205	(Ps. 82,357,982)

U.S. GAAP adjustments:
Exploration and drilling costs, net (a)		(1,370,873)	(1,498,801)	(1,549,819)
Pensions and seniority premiums (b)		2,328,436	1,939,725	1,012,457
Post-retirement benefits (c)		4,025,557	5,042,554	3,375,220
Accrued vacation (d)		(45,809)	(20,549)	(16,712)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net (e)		(177,334)	3,928,429	(8,445,996)
Capitalization of interest, net (f)		3,509,960	2,794,394	1,928,272
Impairment, net (g)		3,344,517	3,978,566	6,246,987
Depreciation convention (h)		783,144	783,144	783,144
Derivative financial instruments (i)		(8,149,706)	74,673	1,030,873
Profit in inventory (j)		(18,919,219)	(4,156,613)	(2,776,119)
Available-for-sale investment securities (l)		246,258	(2,995,342)	(830,179)
Effects of inflation accounting on U.S. GAAP adjustments (m)		159,139	28,627	206,880
Deferred income taxes (n)		(62,488)	(74,777)	442,668
Reclassification of Pemex Finance net income to minority interest (o)		(6,089)	(54,789)	1,159,233

Total U.S. GAAP adjustments, net		(14,334,507)	9,769,241	2,566,909

Net (loss) income for the year under U.S. GAAP	(Ps.	32,642,076)	Ps. 56,722,446	(Ps. 79,791,073)

Comprehensive (loss) income under U.S. GAAP:
Net (loss) income for the year under U.S. GAAP	(Ps.	32,642,076)	Ps. 56,722,446	(Ps. 79,791,073)
Other comprehensive (loss) income:
Additional minimum pension liability(b)(1)		(3,793,689)	(20,311,938)	(19,692,549)
Derivative financial instruments (i)		656,699	5,274,109	(4,930,806)
Unrealized gains on available-for-sale investment securities (l)		(246,258)	2,995,342	830,179
Surplus in restatement of equity		18,539,917	4,108,268	5,571,542
Other		—	710,094	—

Comprehensive (loss) income	(Ps.	17,485,407)	Ps. 49,498,321	(Ps. 98,012,707)

(1)	This line item previously reported the amount of (Ps. 168,399,229), which included the amount related to recognition of the initial effect of SFAS 158 in 2007 of Ps. 164,605,540. PEMEX corrected this amount by removing it from Other comprehensive (loss) income—Additional minimum pension liability and presenting it as a direct entry to Accumulated other comprehensive loss.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	2007	2006

Components of accumulated other comprehensive (loss) income at December 31:
Derivative financial instruments (i)	(Ps. 1,105,629)	(Ps. 1,762,328)
Additional minimum pension liability (b)(1)	(46,693,813)	(42,900,124)
Recognition of initial effect of SFAS 158 (b)(1)	(164,605,540)	—
Unrealized gains on available-for-sale investment securities (l)	12,716,759	12,963,017
Surplus in restatement of equity	175,864,184	157,324,267
Other	710,094	710,094

Accumulated other comprehensive (loss) income	(Ps. 23,113,945)	Ps. 126,334,926

	2007	2006

Equity is reconciled as follows:
Equity under Mexican FRS	Ps. 49,907,861	Ps. 41,455,626

U.S. GAAP adjustments:
Exploration and drilling costs (a)	12,518,420	13,889,293
Pensions and seniority premiums:
Pensions and seniority premiums (b)	(5,546,942)	(7,875,378)
Additional minimum pension liability (b)	(67,715,653)	5,426,624
Post-retirement benefits:
Post-retirement benefits (c)	(34,187,352)	(38,212,908)
Effect in equity of labor obligation (c)	(91,824,161)	—
Accrued vacation (d)	(636,092)	(590,283)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net (e)	2,883,974	3,061,308
Capitalization of interest, net (f)	(4,782,607)	(8,292,567)
Impairment, net (g)	(26,564,246)	(29,908,763)
Depreciation convention (h)	—	(783,144)
Derivative financial instruments (i)	—	8,149,706
Profit in inventory (j)	(26,755,771)	(7,836,552)
Advanced payments on minimum guaranteed dividend (k)	(4,270,225)	(268,990)
Deferred income taxes (n)	305,403	367,891
Reclassification of Pemex Finance equity to minority interest (o)	(1,415,775)	(1,464,681)

Total U.S. GAAP adjustments, net	(247,991,027)	(64,338,444)

Deficit under U.S. GAAP	(Ps. 198,083,166)	(Ps. 22,882,818)

(1)	Additional minimum pension liability, which was previously reported in the amount of Ps. 211,299,353, was corrected to separately disclose the Recognition of the initial effect of SFAS 158 in the amount of Ps. 164,605,540 and the Additional minimum pension liability in the amount of Ps. 46,693,813.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

	2007	2006

Changes in U.S. GAAP equity for the year ended December 31:
Deficit at January 1	(Ps. 22,882,818)	(Ps. 120,942,611)
Net (loss) income for the period	(32,642,076)	56,722,446
Mexican Government increase in equity of Subsidiary Entities	11,160,824	48,727,913
Minimum guaranteed dividends	(4,270,225)	(166,440)
Accumulated other comprehensive loss:(1)
Recognition of initial effect of SFAS 158	(164,605,540)	—
Other comprehensive (loss) income:
Additional minimum pension liability (b)(1)	(3,793,689)	(20,311,936)
Derivative financial instruments (i)	656,699	5,274,109
Unrealized gains on available-for-sale investment securities (l)	(246,258)	2,995,342
Surplus in restatement of equity	18,539,917	4,108,265
Other	—	710,094

Deficit at December 31	(Ps. 198,083,166)	(Ps. 22,882,818)

(1)	Other comprehensive (loss) income—Additional minimum pension liability, previously reported in the amount of Ps. 168,399,299, included the Recognition of initial effect of SFAS 158 in the amount of Ps. 164,605,540. PEMEX corrected the presentation of the Recognition of the initial effect of SFAS 158 as a direct entry to Accumulated other comprehensive loss.

I.	Explanation of reconciling items:

(a)	Exploration and drilling costs

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

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007		2006		2005

Operating Activities
Net (loss) income for the year	(Ps.	32,642,076)	Ps.	56,722,446	(Ps.	79,791,073)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization		68,929,829		61,981,571		52,806,137
Reserve for retirement payments, pensions and seniority premiums		78,952,867		67,511,070		59,399,939
Loss on disposal of fixed assets		10,051,439		3,240,015		5,382,303
Allowance for uncollectible trade accounts		(1,086,357)		70,256		636,594
Minority interest		4,157		67,788		(1,159,233)
Foreign exchange loss (gain)		4,318,464		13,966,773		(30,220,724)
Accrued interest		4,607,397		—		—
Profits sharing in subsidiaries		(5,533,058)		(4,157,818)		(1,660,060)
Deferred income taxes		1,881,378		(1,861,265)		1,692,580
Dismantlement and abandonment costs in fixed assets		—		(1,992,048)		(1,761,581)
Unrealized gains on financial instruments		(8,149,706)		(74,672)		(733,513)
Gain from monetary position		(13,413,563)		(14,819,222)		(17,633,272)

		107,920,771		180,654,894		(13,041,903)

Changes in operating assets and liabilities:
Accounts and notes receivable		(10,237,517)		(19,845,331)		(55,976,205)
Inventories		3,643,578		(8,630,955)		(7,263,527)
Other assets		1,219,546		(3,249,700)		3,675,065
Accounts payable and accrued liabilities(1)		106,582,975		(9,738,736)		47,316,130
Retirement, seniority premiums and other post-retirement benefit contributions and payments(1)		(27,717,544)		(21,003,633)		(22,897,096)

Cash flow provided by (used in) operating activities		181,411,809		118,186,539		(48,187,536)

Investing Activities
Acquisition of fixed assets		(134,133,678)		(106,659,605)		(78,426,949)
Investments in Subsidiaries		1,508,668		—		—
Specific funds accounts-trade commission		—		(6,599,909)		7,497,438

Cash flows used in investing activities		(132,625,010)		(113,259,514)		(70,929,511)

Financing Activities(1)
Proceeds from new long term financing		117,557,830		168,709,813		263,049,489
Financing payments		(194,928,716)		(148,281,185)		(140,741,177)
Increase in Equity of Subsidiary Entities		11,160,824		48,702,873		48,142,543
Dividends paid to the Mexican Government		(263,329)		(268,990)		(16,500,691)

Cash flows (used in) provided by financing activities		(66,473,391)		68,862,511		153,950,164

Effects of inflation on cash and cash equivalents		(7,092,625)		(8,463,098)		(2,017,874)

(Decrease) increase in cash and equivalents		(24,779,217)		65,326,438		32,815,244
Cash and cash equivalents, beginning of period		195,776,457		130,450,019		97,634,776

Cash and cash equivalents, end of period	Ps.	170,997,240	Ps.	195,776,457	Ps.	130,450,019

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	42,784,228	Ps.	53,161,244	Ps.	59,154,710
Taxes paid		623,886,506		635,331,409		541,262,289

Supplemental non-cash disclosures:
Unrealized gains on available for sale securities	(Ps.	240,723)	Ps.	2,995,342	Ps.	830,179
Additional minimum pension liability		(168,399,229)		(20,311,938)		(19,692,549)
Derivative financial instruments		656,699		5,274,109		(4,930,806)

(1)	PEMEX previously reported 2007 Retirement, seniority premiums and other post-retirement benefit contributions and payments under Financing activities in the amount of Ps. (27,717,544). PEMEX has corrected such amount under Operating activities. PEMEX has also, within Operating activities, broken out the line item Accounts payable and accrued liabilities to separately disclose the amounts of its retirement, seniority premiums and other post-retirement benefit contributions and payments during 2006 and 2005.

These changes to the previously reported amounts are summarized in the table below:

	2007
	As Previously Reported	As Corrected

Cash flow provided by (used in) operating activities	Ps. 209,129,353	Ps.	181,411,809
Cash flow (used in) provided by financing activities	(Ps. 94,190,935)	(Ps.	66,473,391)

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

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOW(1)
For the year ended December 31, 2007

	Petróleos				Subsidiary	Non-Guarantor			PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)	Subsidiaries	Eliminations		Consolidated

Operating activities
Net income (loss) for the year		(Ps. 19,570,485)	Ps.	—	(Ps.20,729,059)	(Ps. 7,988,708)		(Ps.29,980,683)		(Ps. 18,307,569)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		639,866		—	70,860,006	1,091,846		—		72,591,718
Reserve for retirement payments, pensions and seniority premiums		12,742,593		—	64,195,411	8,368,862		—		85,306,866
Loss on disposal of fixed assets		33,101		—	9,752,826	265,512		—		10,051,439
Allowance for uncollectible trade accounts		(111)		—	(1,039,524)	(46,722)		—		(1,086,357)
Allowance for decline in the value of inventory		(46,625)		—	(94,928)	(45,151)		—		(186,704)
Conversion effect				—	—	—		—		—
Foreign exchange loss (gain)		658,970		3,668,150	—	(8,656)		—		4,318,464
Accrued interest		(338,113)		4,193,183	24,426	727,893		—		4,607,389
Equity in earning in investees less dividend received and other		29,980,683		—		(5,533,058)		(29,980,683)		(5,533,058)
Gain from monetary position		(11,040,864)		—	(3,469,158)	1,643,735		—		(12,866,287)
Deferred income taxes				—	1,867,292	27,414		—		1,894,706
Changes in operating assets and liabilities
Accounts and notes receivable		21,799,646		1,315,383	(35,391,122)	(13,975,332)		—		(26,251,425)
Inter-company changes and deductions		372,417,508		2,375,374	(230,977,862)	17,875,996		(161,691,016)		—
Inventories		155,330		7,654	(10,154,825)	(4,659,156)		—		(14,650,997)
Other assets		281,816		—	288,350	649,381		—		1,219,547
Accounts payable and accrued liabilities(3)		(668,839)		1,307,046	96,944,710	8,870,377		—		106,453,294
Retirement, seniority premiums and other post-retirement benefits contributions and payments(3)		(4,951,499)		—	(21,412,162)	(1,353,883)		—		(27,717,544)

Cash flows provided by (used in) operating activities		402,092,977		12,866,790	(79,335,619)	5,910,350		(161,691,016)		179,843,482
Investing activities:
Increase in fixed assets, net		(331,786)		—	(131,384,646)	(986,862)		—		(132,703,294)
Inter-company (increase) decrease in investments		(187,467,741)		(113,704,714)	161,051,930	(5,397,631)		145,518,156		—
Investments in Subsidiaries		(3,297,964)			771,494	3,283,315		889,766		1,646,611

Cash flows (used in) provided by investing activities		(191,097,491)		(113,704,714)	30,438,778	(3,101,178)		146,407,922		(131,056,683)
Financing Activities(1)
Proceeds from long term financing		51,509,770		59,731,700	6,316,360	—		—		117,557,830
Financing payments		(64,163,753)		(106,625,310)	(1,316,313)	(22,823,340)		—		(194,928,716)
Inter-company (decrease) increase in financing		(216,111,281)		145,073,451	44,700,132	10,163,426		16,174,272		—
Increase in equity of subsidiary entities		11,160,824		—	—	—		—		11,160,824
Minimum guaranteed dividends paid to the Mexican Government		(263,329)		—	—	891,178		(891,178)		(263,329)

Cash flows (used in) provided by financing activities		(217,867,769)		98,179,841	49,700,179	(11,768,736)		15,283,094		(66,473,391)

Effects of inflation on cash and cash equivalents		(4,821,242)		(821,717)	(107,863)	(1,341,803)		—		(7,092,625)

Increase (decrease) in cash and cash equivalents		(11,693,525)		(3,479,800)	695,475	(10,301,367)		—		(24,779,217)
Cash and cash equivalents, beginning of period		133,079,873		22,681,704	2,977,334	37,037,546		—		195,776,457

Cash and cash equivalents, end of period	Ps.	121,386,348	Ps.	19,201,904	Ps. 3,672,809	Ps. 26,736,179	Ps.	—	Ps.	170,997,240

(1)	The accompanying cash flow is prepared in accordance with Mexican FRS.

(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. The Master Trust is the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

(3)	PEMEX previously reported 2007 Retirement, seniority premiums and other post-retirement benefit contributions and payments under Financing activities in the amount of (Ps. 27,717,544). PEMEX has corrected such amount under Operating activities.

These changes to the previously reported amounts are summarized in the table below:

	As Previously Reported
	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos		Master Trust		Guarantors		Subsidiaries		Eliminations		Consolidated

Cash flow provided by (used in) operating activities	Ps.	407,044,476	Ps.	12,866,790	(Ps.	57,923,457)	Ps.	7,264,233	(Ps.	161,691,016)	Ps.	207,561,026
Cash flow (used in) provided by financing activities		(222,819,268)		98,179,841		28,288,017		(13,122,619)		15,283,094		(94,190,935)

	As Corrected

Cash flow provided by (used in) operating activities		402,092,977		12,866,790		(79,335,619)		5,910,350		(161,691,016)		179,843,482
Cash flow (used in) provided by financing activities	(Ps.	217,867,769)	Ps.	98,179,841	Ps.	49,700,179	(Ps.	11,768,736)	Ps.	15,283,094	(Ps.	66,473,391)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power and
in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOW(1)
For the year ended December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)		Subsidiaries		Eliminations		Consolidated

Operating activities
Net income (loss) for the year	Ps.	48,278,809	Ps.	—	Ps.	46,874,657		(Ps. 11,652,424)		(Ps. 36,547,837)	Ps.	46,953,205
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		696,602		—		64,072,741		902,846		—		65,672,189
Reserve for retirement payments, pensions and seniority premiums		11,441,909		—		55,940,799		7,110,641		—		74,493,349
Impairment of fixed assets		0		—		—		703,247		—		703,247
Loss on disposal of fixed assets		25,566		—		2,948,752		265,697		—		3,240,015
Allowance for uncollectible trade accounts		803		—		(53,755)		123,209		—		70,257
Allowance for decline in the value of inventory		(19,045)		—		(73,872)		(57,485)		—		(150,402)
Foreign exchange loss (gain)		19,881		12,892,035		646,451		408,406		—		13,966,773
Equity in earning in investees less dividend received and other		(30,613,224)		—		0		(10,041,051)		36,547,837		(4,106,438)
Gain from monetary position		(12,419,713)		—		(4,208,196)		1,808,687		—		(14,819,222)
Deferred income taxes		—		—		1,070,397		(166,236)		—		904,161
Dismantlement and abandonment costs in fixed assets		—		—		(1,992,048)		—		—		(1,992,048)
Changes in operating assets and liabilities
Accounts and notes receivable		6,012,026		(5,414,268)		(25,452,316)		5,042,409		—		(19,812,149)
Inter-company changes and deductions		(99,515,994)		(1,027,173)		116,167,851		(80,576,615)		64,951,931		—
Inventories		(34,567)		(8,965)		(8,335,597)		(2,413,642)		—		(10,792,771)
Other assets		(1,106,629)		—		(101,576)		420,273		—		(787,932)
Accounts payable and accrued liabilities(3)		3,629,240		(3,286,970)		(17,983,763)		3,653,082		—		(13,988,411)
Retirement, seniority premiums and other post-retirement benefits contributions and payments(3)		(4,414,348)		—		(14,777,052)		(1,812,233)		—		(21,003,633)

Cash flows provided by (used in) operating activities		(78,018,684)		3,154,659		214,743,473		(86,281,189)		64,951,931		118,550,190
Investing activities
Increase in fixed assets, net		(264,788)		—		(100,423,287)		(1,913,683)		—		(102,601,758)
Specific funds account-trade commission		(6,599,909)		—		—		—		—		(6,599,909)
Inter-company (increase) decrease in investments		(336,307,451)		(87,159,615)		(293,707,153)		59,224,025		657,950,194		—
Investments in Subsidiaries		(2,896,579)		—		(859,254)		10,386,194		(11,051,854)		(4,421,493)

Cash flows provided by (used in) investing activities		(346,068,727)		(87,159,615)		(394,989,694)		67,696,536		646,898,340		(113,623,160)
Financing Activities(1)
Proceeds from long term financing		40,748,298		117,116,030		—		10,845,485		—		168,709,813
Financing payments		(47,051,324)		(96,041,579)		—		(5,188,282)		—		(148,281,185)
Inter-company (decrease) increase in financing		518,061,228		29,899,016		143,116,680		33,180,854		(724,257,778)		—
Increase in equity of subsidiary entities		13,708,017		—		34,737,021		257,834		—		48,702,872
Minimum guaranteed dividends paid to the Mexican Government		(268,990)		—		—		(12,407,507)		12,407,507		(268,990)

Cash flows provided by financing activities		525,197,229		50,973,467		177,853,701		26,688,384		(711,850,271)		68,862,510
Effects of inflation on cash and cash equivalents		(8,955,456)		(2,689,606)		2,714,894		467,066		—		(8,463,102)

Increase (decrease) in cash and cash equivalents		92,154,362		(35,721,095)		322,374		8,570,797		—		65,326,438
Cash and cash equivalents, beginning of period		40,925,511		58,402,799		2,654,960		28,466,749		—		130,450,019

Cash and cash equivalents, end of period	Ps.	133,079,873	Ps.	22,681,704	Ps.	2,977,334	Ps.	37,037,546	Ps.	—	Ps.	195,776,457

(1)	The accompanying cash flow is prepared in accordance with Mexican FRS.

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

(3)	PEMEX has broken out the line item Accounts payable and accrued liabilities within Operating activities to separately disclose the amounts of its retirement, seniority premiums and other post-retirement benefit contributions and payments during 2006.

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