Form 20-F
period 2008-12-31
MEXICAN PETROLEUM
filed 2009-06-30
CIK 932782

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008
Commission File Number 0-99
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
11311 México, D.F., México
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
9.125% Notes due 2010
8.00% Notes due 2011
8.625% Bonds due 2022
7.375% Notes due 2014
5.75% Notes due 2015
5.75% Guaranteed Notes due 2018
9 1/4% Guaranteed Bonds due 2018
8.625% Guaranteed Bonds due 2023
9.50% Guaranteed Bonds due 2027
6.625% Guaranteed Bonds due 2035
6.625% Guaranteed Bonds due 2038

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐     IFRS ☐     Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals and together with Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, collectively referred to as the subsidiary entities), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Federal Government of Mexico, which we refer to as the Mexican Government, and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 2 and listed in Note 3b. to our consolidated financial statements incorporated in Item 18, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust) and Fideicomiso Irrevocable de Administración F/163 (which we refer to as Fideicomiso F/163) (which are described below under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), are incorporated into the consolidated financial statements; these subsidiary companies are also identified with the corresponding ownership percentages in “—Consolidated Structure of PEMEX” on page 3. Petróleos Mexicanos, the subsidiary entities and the subsidiary companies are collectively referred to as “PEMEX” or “we.”

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

We maintain our consolidated financial statements and records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 13.5383 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or SHCP) instructed us to use on December 31, 2008. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

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

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

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

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the five years ended December 31, 2008 included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V., Ryder Scott Company, L.P. and Gaffney, Cline & Associates Inc. reviewed our estimates of the hydrocarbon reserves of Mexico as of December 31, 2008, all reserve estimates involve some degree of uncertainty. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico,” and “—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revision” for a description of the risks relating to reserves and reserve estimates.

In December 2008, the SEC adopted revisions to its oil and gas reporting rules in order to modernize and update the oil and gas disclosure requirements. The changes bring the reporting guidance up to date with advances made in the industry around oil and gas reserves determinations. We are evaluating the impact of the new SEC guidelines for reporting of our oil and gas proved reserves. The new SEC guidelines have not gone into effect and have not been used in the determination of reserves for year-end 2008.

CONSOLIDATED STRUCTURE OF PEMEX

Petróleos Mexicanos
Board of Directors
Staff Office
Director General
Executive Coordinator
Corporate Operations Office
Corporate Finance Office
Corporate Management Office
Corporate Engineering and Project Development Office
Internal Control Body of Petróleos Mexicanos
Pemex - Exploration and Production
100.00%
P.M.I. Marine, Ltd. (5)
Pemex - Gas and Basic Petrochemicals
100.00%
Mex Gas International, Ltd (8)
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

The selected financial data set forth below as of and for the five years ended December 31, 2008 have been derived from our consolidated financial statements for the years ended December 31, 2004 and 2005, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2006, 2007 and 2008, which were audited by two independent registered public accounting firms, by KPMG Cárdenas Dosal, S.C. for the 2007 and 2008 fiscal years and by PricewaterhouseCoopers, S.C. for the three previous years.

Our consolidated financial statements for the years ended December 31, 2004 and 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles, which we refer to as Mexican GAAP. Our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS or NIFs), which replaced Mexican GAAP, although this change had no accounting implications for PEMEX in 2006, 2007 or 2008. In this document, unless otherwise stated, we use the term Mexican FRS to mean (1) Mexican GAAP for periods ending prior to January 1, 2006 and (2) NIFs for periods ending on or after January 1, 2006.

Beginning January 1, 2003, we recognized the effects of inflation in accordance with Governmental Standard GS-06 BIS “A” Section C, which requires the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican FRS (which we refer to as Bulletin B-10). As a result of the provisions of Bulletin B-10, we restated our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, in order to present our results for each of these years on the same basis and purchasing power as the results for the year ended December 31, 2007 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in our consolidated financial statements for the years then ended are expressed in thousands of constant Mexican pesos as of December 31, 2007. The December 31, 2007 restatement factors applied to the financial statements at December 31, 2004, 2005 and 2006 were 1.0752, 1.0405 and 1.0376, respectively, which correspond to inflation from January 1, 2005, 2006 and 2007 through December 31, 2007, respectively, based on the national consumer price index (NCPI).

As a result of the adoption of a new FRS B-10, commencing January 1, 2008, we no longer use inflation accounting, unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year period ended December 31, 2007 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2008. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See Note 3a. to our consolidated financial statements included herein for a summary of the effects of adoption of new FRS B-10 and Notes 3i., 3o., 3p., 3t., 3u. and 3x. to our consolidated financial statements included herein for discussion of the inflation accounting rules applied prior to the adoption of new FRS B-10.

In addition to the above, our consolidated financial statements for the years ended December 31, 2004, 2005, 2006 and 2007 have been reclassified in certain accounts with the purpose of making them comparable with our consolidated financial statements as of December 31, 2008.

Mexican FRS differ in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The principal differences between our net income and equity under U.S. GAAP and Mexican FRS are described in Note 21 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)
	2004		2005		2006		2007		2008		2008(3)
			(in millions of pesos, except ratios)(4)								(in millions of
											U.S. dollars)

Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales(5)	Ps.	868,342	Ps.	1,006,303	Ps.	1,106,101	Ps.	1,139,257	Ps.	1,328,950	U.S. $	98,162
Total sales net of the IEPS tax		807,312		984,479		1,106,101		1,139,257		1,328,950		98,162
Operating income		513,142		542,175		606,868		593,652		571,111		42,185
Comprehensive financing result		(7,863)		(4,836)		(23,847)		(20,047)		(107,512)		(7,941)
Net income (loss) for the year		(28,443)		(82,358)		46,953		(18,308)		(112,076)		(8,278)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents		94,686		130,450		195,777		170,997		114,224		8,437
Total assets		1,057,088		1,125,596		1,250,020		1,330,281		1,236,837		91,358
Long-term debt		452,761		541,543		524,475		424,828		495,487		36,599
Total long-term liabilities		863,164		977,030		1,032,251		990,909		1,033,987		76,375
Equity (deficit)		37,199		(29,010)		41,456		49,908		26,885		1,986
Amounts in accordance with U.S. GAAP:
Total sales net of IEPS tax		807,312		984,479		1,106,101		1,139,257		1,328,950		98,162
Operating income net of IEPS tax		446,471		524,954		614,067		584,703		627,865		46,377
Comprehensive financing (cost) income		2,323		(10,116)		(18,151)		(25,610)		(123,863)		(9,149)
Net income (loss) for the period		(14,516)		(79,791)		56,722		(32,642)		(67,766)		(5,006)
Total assets		1,018,574		1,079,745		1,224,272		1,211,719		1,239,464		91,552
Equity (deficit)		(54,505)		(120,943)		(22,883)		(198,083)		(145,420)		(10,741)
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and Amortization		46,744		56,996		65,672		72,592		89,840		6,636
Investments in fixed assets at cost(6)		83,742		89,855		104,647		155,121		141,535		10,454
Ratio of earnings to fixed charges:
Mexican FRS(7)		-		-		1.8581		-		-		-
U.S. GAAP(7)		-		-		2.0680		-		-		-

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Master Trust, Fideicomiso F/163 and RepCon Lux, S.A., and, for U.S. GAAP purposes, Pemex Finance, Ltd.). For Mexican FRS purposes, beginning with the year ended December 31, 2005, we include the financial position and results of Pemex Finance, Ltd.

(2)	Mexican FRS differ from U.S. GAAP. For the most significant differences between U.S. GAAP and Mexican FRS affecting our consolidated financial statements, see Note 21 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.” (3) Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the SHCP for accounting purposes of Ps. 13.5383 = U.S. $1.00 at December 31, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(4)	Figures for 2004, 2005 and 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 are stated in nominal pesos.

(5)	Includes the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, which we refer to as the IEPS tax) as part of the sales price of the products sold, except in 2006, 2007 and 2008, when the IEPS tax rate was negative.

(6)	Includes investments in fixed assets and capitalized interest until 2006, and, beginning in 2007, capitalized comprehensive financial result. See Note 3i. to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

(7)	Under Mexican FRS, earnings for the years ended December 31, 2004, 2005, 2007 and 2008 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 45,026 million, Ps. 86,639 million, Ps. 16,174 million and Ps. 97,735 million, respectively. Under U.S. GAAP, earnings for the years ended December 31, 2004, 2005, 2007 and 2008 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 32,601 million, Ps. 84,708 million, Ps. 33,160 million and Ps. 56,880 million, respectively.

Source: PEMEX’s financial statements.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End

2004	11.635	10.805	11.309	11.154
2005	11.411	10.414	10.868	10.628
2006	11.460	10.432	10.902	10.800
2007	11.269	10.667	10.925	10.917
2008	13.935	9.917	11.212	13.832

2009
January	14.333	13.330	13.884	14.333
February	15.088	14.134	14.607	15.088
March	15.406	14.024	14.647	14.210
April	13.888	13.047	13.394	13.801
May	13.823	12.885	13.190	13.182
June(2)	13.636	13.157	13.358	13.243

(1)	Average of month-end rates, except for 2009 monthly exchange rates.

(2)	For the period from June 1, 2009 to June 26, 2009.

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York.

The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on June 26, 2009 was Ps. 13.243 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to the Operations of PEMEX

Crude oil and natural gas prices are volatile, and low crude oil and natural gas prices negatively affect PEMEX’s income and cash flows and the amount of Mexico’s hydrocarbon reserves.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by Organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments related to oil and gas.

When international crude oil and natural gas prices are low, we earn less export sales revenue and, therefore, generate lower cash flows and earn less income because our costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, we earn more export sales revenue and our income increases. As a result, future fluctuations in international crude oil and natural gas prices will have a direct effect on our results of operations and financial condition, and may affect Mexico’s hydrocarbon reserves estimates. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks and deliberate acts of terror.

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

Our facilities are also subject to the risk of sabotage and terrorism. In July 2007, two of our pipelines were attacked. In September 2007, six different sites were attacked and 12 of our pipelines were affected. During 2008, and as of the date of this report in 2009, there have been no further acts of sabotage. However, the occurrence of any of these events or other accidents connected with production, processing and transporting oil and oil products could result in personal injuries, loss of life, environmental damage with the resulting containment, clean-up and repair expenses, equipment damage and damage to our facilities. A shutdown of the affected facilities could disrupt our production and increase our production costs.

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

PEMEX has a substantial amount of liabilities that could adversely affect our financial health and results of operations.

We have a substantial amount of debt. As of December 31, 2008, our total indebtedness, excluding accrued interest, was approximately U.S. $42.8 billion, in nominal terms, which is a 7.2% decrease, as compared to our total indebtedness, excluding accrued interest, of U.S. $46.1 billion at December 31, 2007. Our level of debt may increase further in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concerns regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2008 was equal to approximately U.S. $36.6 billion. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. Similarly, any lowering of the credit ratings of Mexico may have an adverse effect on our credit ratings. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding” and “Item 4—Information on the Company—United Mexican States—Public Debt—Rating Agency Considerations.” If we are unable to obtain financing on favorable terms, this may hamper our ability to obtain further financing as well as hamper investment in downstream facilities financed through debt. As a result, we may not be able to make the capital expenditures needed to maintain our current production levels and to maintain, as well as increase, Mexico’s hydrocarbon reserves, which may adversely affect our financial health and results of operations. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments” and “—Considerations Related to Mexico—The current global financial crisis has led to lower oil prices and a lack of available credit; if the crisis continues or worsens, it could adversely affect our results of operations, financial condition and cash flows” below.

PEMEX’s compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

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

PEMEX publishes less U.S. GAAP financial information than U.S. companies are required to file with the U.S. SEC.

We prepare our financial statements according to Mexican FRS, which differ in certain significant respects from U.S. GAAP. See “Item 3—Key Information—Selected Financial Data” and Note 21 to our consolidated financial statements included herein. As a foreign issuer, we are not required to prepare quarterly U.S. GAAP financial information, and we therefore generally prepare a reconciliation of our net income and equity under Mexican FRS to U.S. GAAP as well as explanatory notes and additional disclosure requirements under U.S. GAAP on a yearly basis only. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX and it could limit PEMEX’s ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or its assets.

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

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government, which may limit PEMEX’s capacity to expand its investment program.

The Mexican Government taxes PEMEX heavily, particularly the revenues of Pemex-Exploration and Production, which may limit PEMEX’s ability to make capital investments. In 2008, approximately 58.1% of the sales revenues of PEMEX was used to pay taxes to the Mexican Government. These special taxes, duties and dividends constitute a substantial portion of the Mexican Government’s revenues. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

The Mexican Government has entered into agreements with other nations to limit production.

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

The Mexican Government has imposed price controls in the domestic market on PEMEX’s products.

The Mexican Government imposes price controls on the sales of natural gas, liquefied petroleum gas (LPG), gasolines, diesel, domestic gas oil and fuel oil number 6, among others. As a result of these price controls, PEMEX is not able to pass on all of the increases in the prices of its product purchases to its customers in the domestic market. We do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect our results of operations. For more information, see “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico.

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

Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves set forth in this Form 20-F is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserve estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserve estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. See “—Risk Factors Related to the Operations of PEMEX—Crude oil and natural gas prices are volatile, and low crude oil and natural gas prices negatively affect PEMEX’s income and cash flows and the amount of Mexico’s hydrocarbon reserves.” Pemex-Exploration and Production revises its estimates of Mexico’s hydrocarbon reserves annually, which may result in material revisions to our estimates of Mexico’s hydrocarbon reserves.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments.

We invest funds to maintain, as well as increase, the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. While the replacement rate for hydrocarbon reserves has increased in recent years from 41.0% in 2006 to 50.3% in 2007 and 71.8% in 2008, the overall replacement rate is still less than 100%, which represents a decline in Mexico’s hydrocarbon reserves. Pemex-Exploration and Production’s crude oil production decreased by 5.5% from 2006 to 2007, and by 9.2% from 2007 to 2008, primarily as a result of the natural decline of production in the Cantarell complex. Our ability to make capital expenditures is limited by the substantial taxes that we pay to the Mexican Government and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. For more information, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

PEMEX may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

Petróleos Mexicanos and the subsidiary entities are decentralized public entities of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against us unless the U.S. court determines that we are not entitled to sovereign immunity with respect to that action. In addition, Mexican law does not allow attachment prior to judgment or attachment in aid of execution upon a judgment by Mexican courts upon the assets of Petróleos Mexicanos or the subsidiary entities. As a result, your ability to enforce judgments against us in the courts of Mexico may be limited. We also do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against our property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act. Finally, if you were to bring an action in Mexico seeking to enforce our obligations under any of our securities, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

PEMEX’s directors and officers, as well as some of the experts named in this Form 20-F, reside outside the United States. Substantially all of our assets and those of most of our directors, officers and experts are located outside the United States. As a result, you may not be able to effect service of process on our directors or officers or those experts within the United States.

Considerations Related to Mexico

The current global financial crisis has led to lower oil prices and a lack of available credit; if the crisis continues or worsens, it could adversely affect our results of operations, financial condition and cash flows.

The current global financial crisis has had significant consequences worldwide, including in Mexico, such as exchange rate volatility, a lack of available credit, higher interest rates and a worldwide decrease in the demand for oil products, which has led to lower oil product prices. Any of these factors may adversely affect our results of operations, financial condition and cash flows, and may impact our ability both to access the financial markets and to maintain our budgeted level of capital expenditures.

Economic conditions and government policies in Mexico may have a material impact on PEMEX’s operations.

Further deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain and service foreign debt. Additionally, the Mexican Government may cut spending in the future. These cuts could adversely affect our business, financial condition and prospects. In addition to the current financial crisis, Mexico has experienced several past periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future, and could adversely affect our business and our ability to service our debt.

Changes in exchange rates or in Mexico’s exchange control laws may hamper the ability of PEMEX to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, and Mexico has not had a fixed exchange rate control policy since 1982. However, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Mexican Government policies affecting the value of the peso could prevent us from paying our foreign currency obligations.

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

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX’s operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. On December 1, 2006, Felipe de Jesús Calderón Hinojosa, a member of the Partido Acción Nacional (National Action Party, or PAN), formally assumed office as the President of Mexico. Currently, no political party holds a simple majority in either house of the Mexican Congress.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the December 1, 2008 issue of Petroleum Intelligence Weekly, we were the third largest crude oil producer and the eleventh largest oil and gas company in the world based on data from the year 2007. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos by a decree effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s executive offices are located at Avenida Marina Nacional No. 329, Colonia Huasteca, México, D.F. 11311, México. PEMEX’s telephone number is (52-55) 1944-2500.

Organizational Laws

The activities of Petróleos Mexicanos and its subsidiary entities are regulated primarily by:

•	the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we also refer to as the Regulatory Law); and

•	the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law).

The Regulatory Law and the Petróleos Mexicanos Law grant Petróleos Mexicanos and certain of the subsidiary entities the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•	explore, exploit, produce and sell (first-hand) natural gas and transport and store natural gas, to the extent the transportation and storage activities are inextricably linked with such exploitation and production; and

•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that constitute basic petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

The operating activities of Petróleos Mexicanos are allocated among the four subsidiary entities, each of which has the characteristics of a subsidiary of Petróleos Mexicanos. The principal business lines of the subsidiary entities are as follows:

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

Under the Petróleos Mexicanos Law, which replaces the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), the subsidiary entities will continue to conduct business in accordance with their mandates under existing law until the President of Mexico issues the appropriate reorganization decrees, based on a proposal by the Board of Directors of Petróleos Mexicanos.

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

The Regulatory Law and the Petróleos Mexicanos Law allow us to co-generate electric energy and to enter into agreements with the Comisión Federal de Electricidad (Federal Electricity Commission) and Luz y Fuerza del Centro (Central Light and Power) to sell our production excess to these entities. The funds and the public investment projects required to carry out these works and allow the acquisition of any additional production by these entities must be included in the annual Presupuesto de Egresos de la Federación (Federal Expenditures Budget), which is subject to discussion by and approval of the Chamber of Deputies. See “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Private Sector Participation in Natural Gas Distribution.”

On October 28, 2008, the Mexican Congress approved ten bills, six of which amended the following laws:

•	the Regulatory Law;

•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law);

•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law);

•	the Ley Federal de las Entidades Paraestatales (Federal Law of Decentralized Public Entities);

•	the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services); and

•	the Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público (Law of Acquisitions, Leasing and Services of the Public Sector).

The other four bills enacted the following new laws:

•	the Petróleos Mexicanos Law;

•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law);

•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and

•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).

These bills became effective on November 29, 2008. None of them included any amendment to the Political Constitution of the United Mexican States.

In addition, the fiscal regime applicable to PEMEX was amended, effective January 1, 2009, to apply a differentiated fiscal regime that considers the complexities of our crude oil and natural gas fields. See “—Taxes and Duties—Fiscal Regime for PEMEX” in this Item 4.

PEMEX expects to benefit in several ways from the reforms adopted by these bills. In particular, we expect to improve, among other things, our decision-making processes and our execution capabilities through the adoption of corporate governance practices in line with international standards, the creation of seven executive committees to support the Board of Directors of Petróleos Mexicanos, the appointment of new professional members to the Boards of Directors of Petróleos Mexicanos and each of the subsidiary entities (see “Item 6—Directors, Senior Management and Employees”), the implementation of the differentiated fiscal regime that considers field complexities and the ability to issue bonos ciudadanos (Citizen Bonds) linked to our performance.

We are now permitted to have a more flexible contracting structure for our core production activities. In order to strengthen our ability to execute contracts, we are authorized to offer cash compensation to contractors that provide us with benefits from new technologies, faster execution or greater profits, subject to the requirement that payment obligations in respect of construction and services contracts always be made in cash and that in no case ownership rights over hydrocarbons be granted. We describe the main changes implemented by these laws in this report.

Capital Expenditures and Investments

Historically, an important component of our capital expenditures has been Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, which we refer to as PIDIREGAS). As a consequence of federal budgetary constraints, the Mexican Government had sought private sector participation in the building and financing of PIDIREGAS. The Mexican Government approved the designation of certain infrastructure projects as PIDIREGAS. This designation meant that these projects were treated as off-balance sheet items for annual budgetary purposes and under Normas y Principios Básicos de Contabilidad Gubernamental (Governmental Accounting Standards) applicable to Mexican public sector entities, until delivery of the completed project to us or until our payment obligations began under the contract. The Ley General de Deuda Pública (General Law of Public Debt) and the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) defined the PIDIREGAS legal framework. For the purposes of PEMEX’s consolidated financial statements, which are prepared in accordance with Mexican FRS, all of the accounts related to PIDIREGAS have been incorporated into the consolidated financial statements.

On October 21, 2008, the Mexican Congress approved a new bill to modify the Federal Law of Budget and Fiscal Accountability, which became effective on November 14, 2008. Under these amendments:

•	As of January 30, 2009, PEMEX’s PIDIREGAS debt was included in PEMEX’s balance sheet prepared under Governmental Accounting Standards and is now considered public sector debt. For Mexican FRS purposes, all of PEMEX’s PIDIREGAS financings and assets were already included in PEMEX’s consolidated balance sheet, so these changes will not have an effect on PEMEX’s consolidated balance sheet or income statement for any period.

•	Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust and Fideicomiso F/163, our principal PIDIREGAS financing vehicles. The legal procedures related to this recognition will be carried out during the second half of 2009. After all debt assumptions have been completed, Petróleos Mexicanos may liquidate the Master Trust and Fideicomiso F/163.

As a consequence of these legal changes, we will no longer separate PIDIREGAS and non-PIDIREGAS capital expenditures in this report.

The following table shows our capital expenditures for the five years ended December 31, 2008, and the budget for such expenditures for the next two years.

Capital Expenditures

	Year Ended December 31,(1)
											Budget		Budget
	2004		2005		2006		2007		2008		2009		2010
	(in millions of pesos)(2)

Pemex-Exploration and Production	Ps.	90,793	Ps.	90,447	Ps.	102,351	Ps.	115,563	Ps.	136,102	Ps.	160,547	Ps.	161,976
Pemex-Refining		5,092		9,001		15,230		15,979		17,380		22,951		45,476
Pemex-Gas and Basic Petrochemicals		2,498		3,206		3,322		4,004		4,203		4,159		8,449
Pemex-Petrochemicals		1,598		1,530		1,426		1,139		1,614		2,440		14,397
Petróleos Mexicanos		343		388		349		227		439		777		1,151

Total Capital Expenditures	Ps.	100,324	Ps.	104,572	Ps.	122,677	Ps.	136,913	Ps.	159,738	Ps.	190,874	Ps.	231,449

Note:	Numbers may not total due to rounding.

(1)	Includes capitalized interest during construction period for the years 2004, 2005, 2006, 2007 and 2008. Does not include capitalized interest for the years 2009 and 2010.

(2)	Figures for 2004, 2005, 2006, 2007 and 2008 are stated in nominal pesos. Figures for 2009 and 2010 are stated in constant 2009 pesos.

Source: Petróleos Mexicanos.

Total Capital Expenditures. The following table sets forth our total capital expenditures by project, including previous PIDIREGAS and non-PIDIREGAS expenditures and excluding maintenance, for the five years ended December 31, 2008, as well as the budget for such expenditures for 2009.

Capital Expenditures

	Year Ended December 31,(1)(2)
	2004		2005		2006		2007		2008		Budget 2009(3)
	(in millions of pesos)(4)
Pemex-Exploration and Production

Cantarell	Ps.	21,162	Ps.	17,654	Ps.	18,255	Ps.	21,009	Ps.	29,073	Ps.	34,991
Strategic Gas Program(5)		21,837		19,131		20,824		20,211		26,717		26,887
Ku-Maloob-Zaap		8,377		14,335		23,868		32,165		21,124		20,618
Burgos		15,143		11,284		14,345		12,106		13,182		15,022
Aceite Terciario del Golfo(6)		2,654		1,565		1,849		4,103		8,998		19,664
Antonio J. Bermúdez		5,365		6,065		5,335		6,568		8,728		8,534
Jujo-Tecominoacán		1,424		1,963		2,362		2,851		5,655		5,024
Delta del Grijalva		629		1,005		1,501		1,596		4,078		2,982
Bellota-Chinchorro		1,689		1,317		1,540		2,364		3,912		4,305
El Golpe-Puerto Ceiba		1,520		1,886		1,345		1,492		1,924		1,356
Integral Yaxché		143		381		254		593		1,722		3,815
Chuc(7)		3,238		1,301		1,311		1,931		1,702		2,223
Arenque		2,081		2,148		1,972		3,143		1,629		2,212
Ek-Balam		380		400		308		1,114		1,406		3,054
Integral Poza Rica		639		692		710		469		1,382		1,908
Cactus-Sitio Grande		775		317		984		669		1,069		1,135
Caan(8)		1,803		938		599		682		827		1,181
Cárdenas		109		63		126		325		669		1,119
Carmito-Artesa		408		148		63		118		160		257
Lakach(9)		-		-		-		-		152		745
Och-Uech-Kax		361		260		133		19		100		169
Ayín-Alux		99		26		36		15		34		1,578
Tamaulipas-Constituciones		32		85		209		147		768		778
Administrative and technical support		926		7,481		4,422		1,874		1,091		989

Total		90,793		90,447		102,351		115,563		136,102		160,547
Pemex-Refining
Minatitlán		828		2,958		8,389		9,257		7,156		7,570
Fuel Quality Investments		-		-		-		-		-		1,199
Residual Conversion from Salamanca Refinery		-		-		-		-		-		16
Others		4,264		6,043		6,841		6,722		10,223		14,167

Total		5,092		9,001		15,230		15,979		17,380		22,951
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		537		1,270		558		1,707		1,333		269
Others		1,961		1,936		2,764		2,297		2,870		3,890

Total		2,498		3,206		3,322		4,004		4,203		4,159
Pemex-Petrochemicals
Modernization and Enlargement of the Aromatics Train 1 at Cangrejera petrochemical complex		-		-		-		218		16		519
Styrene plant at Cangrejera petrochemical complex		113		18		82		60		21		1
Others		1,485		1,512		1,344		861		1,577		1,920

Total		1,598		1,530		1,426		1,139		1,614		2,440
Petróleos Mexicanos
Total		343		388		349		227		439		777

Total Capital Expenditures	Ps.	100,324	Ps.	104,572	Ps.	122,677	Ps.	136,913	Ps.	159,738	Ps.	190,874

Note:	Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

(2)	Includes capitalized interest during construction period for the years 2004, 2005, 2006, 2007 and 2008. Does not include capitalized interest for the year 2009.

(3)	Amended budget.

(4)	Figures for 2004, 2005, 2006, 2007 and 2008 are stated in nominal pesos. Figures for 2009 are stated in constant 2009 pesos.

(5)	The Strategic Gas Program includes several different natural gas projects expected to increase domestic supply of natural gas, thereby minimizing imports. See “Item 4—Business Overview—Exploration and Production—Investments and Production by Project—Strategic Gas Program.”

(6)	The Agua Fría-Coapechaca-Tajín and the Amatitlán-Profeta-Tzapotempa-Vinazco projects were merged into the new Aceite Terciario del Golfo Project in January 2007.

(7)	The Pol and the Integral Batab projects were merged into the Chuc project in January 2007.

(8)	The Integral Abkatún, the Integral Kanaab and the Taratunich projects were merged into the Caan project in January 2007.

(9)	This project was implemented in 2008.

Source: Petróleos Mexicanos.

During 2008, Pemex-Exploration and Production implemented one new project and continued to invest in 22 other projects, for a total of 23 projects.

Capital Expenditure Budget. The following table sets forth our approved capital expenditures budget for 2009 through 2012.

Approved Capital Expenditures Budget

	Year ended December 31,(1)
	2009		2010		2011		2012
	(in millions of constant 2009 pesos)

Pemex-Exploration and Production
Cantarell	Ps.	34,991	Ps.	24,732	Ps.	8,986	Ps.	9,028
Strategic Gas Program		26,887		27,778		22,767		17,399
Ku-Maloob-Zaap		20,618		19,018		18,931		12,101
Aceite Terciario del Golfo		19,664		30,411		32,803		31,777
Burgos		15,022		18,680		20,170		16,022
Antonio J. Bermúdez		8,534		7,847		4,992		3,219
Jujo-Tecominoacán		5,024		2,843		1,964		916
Bellota-Chinchorro		4,305		3,400		1,836		983
Integral Yaxché		3,815		2,686		2,469		636
Ek-Balam		3,054		468		52		52
Delta del Grijalva		2,982		3,012		2,838		1,273
Chuc		2,223		1,773		2,294		4,948
Arenque		2,212		3,231		2,851		4,668
Integral Poza Rica		1,908		1,367		1,120		657
Ayín-Alux		1,578		2,535		769		743
El Golpe-Puerto Ceiba		1,356		3,258		1,229		665
Caan		1,181		483		854		293
Cactus-Sitio Grande		1,135		840		734		636
Cárdenas		1,119		498		74		38
Tamaulipas-Constituciones		778		-		-		-
Lakach		745		4,349		4,542		4,702
Carmito-Artesa		257		540		90		79
Och-Uech-Kax		169		103		725		1,312
Administrative and technical support		989		2,124		2,441		2,546

Total		160,547		161,976		135,533		114,694
Pemex-Refining
Minatitlán		7,570		-		-		-
Salina Cruz		-		1,613		5,875		5,845
Fuel Quality Investments		1,199		7,016		8,772		4,419
Residual Conversion from Tula Refinery		-		4,066		1,527		3,591
Residual Conversion from Salamanca Refinery		16		6,860		6,541		8,518
Others		14,167		25,921		19,253		13,253

Total		22,951		45,476		41,968		35,626
Pemex-Gas and Basic Petrochemicals
Modular Cryogenic Plants in Reynosa		269		-		-		-
Others		3,890		8,449		4,090		2,159

Total		4,159		8,449		4,090		2,159
Pemex-Petrochemicals
Modernization and Enlargement of the Aromatics Train 1 at Cangrejera petrochemical complex		519		3,529		1,870		-
Styrene plant at Cangrejera petrochemical complex		1		369		742		230
Others		1,920		10,499		10,076		4,520

Total		2,440		14,397		12,687		4,750
Petróleos Mexicanos
Total		777		1,151		1,003		653

Total Capital Expenditures Budget	Ps.	190,874	Ps.	231,449	Ps.	195,281	Ps.	157,882

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
Source: Petróleos Mexicanos.

We have budgeted a total of Ps. 190.9 billion in nominal terms for capital expenditures in 2009. We expect to direct Ps. 160.5 billion (or 84.1% of total capital expenditures) to exploration and production programs in 2009.

Our main objectives for upstream investment are to maximize the long-term economic value, and increase as well as improve the quality of Mexico’s oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. The 2009 budget objectives include strengthening Pemex-Exploration and Production’s Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistic and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance. In addition, on April 14, 2009, we announced the choice of Tula, in the state of Hidalgo, as the location for construction of a new refinery, subject to the donation of land for the project by the government of Hidalgo to Pemex-Refining within 100 days following the announcement. On the same day, we also announced plans to renovate and upgrade our refinery in Salamanca, in the state of Guanajuato. Construction of the new refinery is expected to begin in 2010 and to be completed by 2014, subject to the donation of land for the project to Pemex-Refining within 100 days following the announcement. If the land were not donated within this period, then the new refinery would instead be constructed in Salamanca.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production’s primary objectives for 2009 include: (1) sustaining current production levels in order to satisfy domestic demand and have surpluses available for export; (2) increasing gas production levels in order to reach a growth rate that satisfies domestic demand and decreases our dependence on natural gas imports; (3) continuing to increase the replacement rate of proved and total reserves; (4) improving performance in terms of industrial security and environmental protection, as well as continuing to build the relationships with the communities in which PEMEX operates. Our downstream investment program seeks to meet these objectives by improving the quality of our product selection and the reliability of our logistic and distribution services to achieve a level of efficiency similar to that of our international competitors while continuing to emphasize industrial safety and environmental compliance.

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities increased by 17.4% in 2008, and we continued to finance an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 3,965 thousand barrels of oil equivalent per day in 2008. Pemex-Exploration and Production’s crude oil production decreased by 9.2% from 2007 to 2008, averaging 2,791.6 thousand barrels per day in 2008. This decrease was largely due to the natural and expected decline of the Cantarell complex. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) increased by 14.2% from 2007 to 2008, averaging 6,918.6 million cubic feet per day in 2008. The increase in natural gas production was a result of gas extraction from wells near the transition zone at the Cantarell project and greater volumes from the Ku-Maloob-Zaap, Delta del Grijalva, Costero and Ixtal-Manik projects. Exploration drilling activity increased by 32.7%, from 49 exploratory wells completed in 2007 to 65 exploratory wells completed in 2008. Development drilling activity increased by 8.9%, from 610 development wells completed in 2007 to 664 development wells completed in 2008. In 2008, we completed the drilling of 729 wells in total. Our drilling activity in 2008 was focused on increasing the production of non-associated gas in the Veracruz and Macuspana regions and of heavy crude oil in the Ku-Maloob-Zaap project.

Our well-drilling activities during 2008 led to significant onshore and offshore discoveries of light crude oil and non-associated gas fields, specifically in the Southeastern basins, the Marine region, and the part of the Northern region that is located within the Veracruz basin. Our current challenge with respect to these discoveries is their immediate development in order to maintain current production levels.

Pemex-Exploration and Production’s production goals for 2009 include maintaining its crude oil production at approximately 2.75 million barrels per day and maintaining its natural gas production at approximately 6.45 billion cubic feet per day, in order to satisfy domestic demand for natural gas, as well as to lower the rate of increase of imports of natural gas and natural gas derivatives.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences a significant demand for its refined products. Pemex-Refining’s atmospheric distillation refining capacity remained constant at approximately 1,540 thousand barrels per day during 2008. In 2008, Pemex-Refining produced 1,307 thousand barrels per day of refined products as compared to 1,312 thousand barrels per day of refined products in 2007. The decrease in refined products production was primarily due to programmed maintenance cycles in plants.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Furthermore, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks, which are used by Pemex-Refining or Pemex-Petrochemicals. In 2008, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at 4,503 million cubic feet per day. Pemex-Gas and Basic Petrochemicals processed 3,188 million cubic feet per day of sour natural gas in 2008, a 0.8% increase from the 3,162 million cubic feet per day of sour natural gas processed in 2007. It produced 376 thousand barrels per day of natural gas liquids in 2008, a 7.2% decrease from the 405 thousand barrels per day of natural gas liquids production in 2007. It also produced 3,461 million cubic feet of dry gas per day in 2008, 2.4% less than the 3,546 million cubic feet of dry gas per day produced in 2007.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylenes, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene and paraxylene; (4) propylene and its derivatives, such as acrylonitrile; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) increased by 4.6% in 2008, from 7,496 thousand tons in 2007 to 7,841 thousand tons in 2008, mainly due to increased production of certain products during 2008 (including ammonia, carbonic anhydride, ethylene oxide, high octane hydrocarbon and linear low density polyethylene). In order to provide comparable figures, we have not included in this total an additional 5,323 thousands tons of refined products produced in certain plants at the Cangrejera complex that were transferred during 2007 from Pemex-Refining to Pemex-Petrochemicals.

International Trading

In 2008, our crude oil exports decreased by 16.8%, from 1,686.1 thousand barrels per day in 2007 to 1,403.4 thousand barrels per day in 2008. Natural gas imports increased by 16.8% in 2008, from 385.6 million cubic feet per day in 2007 to 450.4 million cubic feet per day in 2008. In 2008, exports of petrochemical products by volume decreased by 27.7%, from 746.0 thousand metric tons in 2007 to 539.6 thousand metric tons in 2008, while imports of petrochemical products by volume increased by 3.5%, from 425.1 thousand metric tons in 2007 to 439.8 thousand metric tons in 2008. In 2008, exports of refined products by volume increased by 4.1%, from 176.9 thousand barrels per day in 2007 to 184.1 thousand barrels per day in 2008, while imports of refined products by volume increased by 10.9%, from 494.0 thousand barrels per day in 2007 to 548.2 thousand barrels per day in 2008.

We are a major supplier of crude oil to the United States. P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI) and P.M.I. Trading, Ltd. (together with PMI and their affiliates, the PMI Group) provide us and a number of independent customers with international trading, distribution and related services. PMI and P.M.I. Trading, Ltd. sell, buy and transport crude oil, refined products and petrochemicals in world markets. The PMI Group also provides related risk management, insurance, transportation and storage services to us. The PMI Group has offices in Mexico City, Houston and Madrid. Our trading volume of sales and imports totaled U.S. $73,405.1 million in 2008, including U.S. $43,341.5 million in crude oil sales.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 through 2008, we completed 6,604 exploration and development wells. During 2008, our average success rate for exploratory wells was 32% and our average success rate for development wells was 92%. From 2004 to 2008, we discovered 22 new crude oil fields and 58 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 344 at the end of 2008.

The 2008 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where we discovered new reservoirs that represent new drilling opportunities. The exploratory activity yielded 363.8 million barrels of oil equivalent of proved reserves in 2008. A total of 13 fields were discovered, eight of which contain non-associated gas and five of which contain crude oil. Within the currently producing fields, three reservoirs were discovered, two of which contain non-associated gas and one of which contains crude oil. In addition, three fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field.

We also continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. We acquired 12,163 square kilometers of three-dimensional seismic data in 2008, of which 71% was in the deep waters of the Gulf of Mexico.

The following table summarizes our drilling activity for the five years ended December 31, 2008.

	Year Ended December 31,
	2004	2005	2006	2007	2008

Wells drilled	733	759	672	615	822
Exploratory wells drilled	105	73	58	49	68
Development wells drilled	628	686	614	566	754
Wells completed	727	742	656	659	729
Exploratory wells	103	74	69	49	65
Exploratory productive wells(1)	42	39	32	24	21
Success rate%	41	53	46	49	32
Development wells	624	668	587	610	664
Development productive wells	581	612	541	569	612
Success rate%(2)	93	92	92	94	92
Producing wells (annual averages)(3)	5,286	5,682	6,080	6,280	6,382
Marine region	380	388	411	434	453
Southern region	935	959	958	926	947
Northern region	3,972	4,335	4,711	4,920	4,982
Producing wells (at year end)	5,217	5,671	5,998	5,941	6,247
Producing fields	355	357	364	352	344
Marine region	25	29	30	30	30
Southern region	97	84	88	87	93
Northern region	233	244	246	235	221
Drilling Rigs	132	116	103	116	143
Kilometers drilled	2,106	2,004	1,858	1,798	2,199
Average depth by well (meters)	2,692	2,828	2,771	2,744	2,748
Discovered fields(4)	24	16	13	14	13
Crude oil	8	3	2	4	5
Natural gas	16	13	11	10	8
Crude oil and natural gas output by well (barrels per day)	833	774	729	699	621

Note:  Numbers may not total due to rounding.

(1)     Excludes non-commercial productive wells and includes only wells with discoveries since 2007.

(2)     Excludes injector wells.

(3)     In May 2009, the monthly average of total producing wells was 6,764.

(4)     Includes only fields with proved reserves.

Source: Pemex-Exploration and Production.

Extensions and Discoveries

During 2008, we discovered new sources of crude oil and natural gas reserves in 13 fields, nine of which were discovered onshore, eight in the Northern region and one in the Southern region. We made four offshore field discoveries, two of which were in the Northeastern Marine region and the other two of which were in the Southwestern Marine region. In addition, three reservoirs were discovered in currently producing fields. The new discoveries yielded a total of 363.8 million barrels of oil equivalent of proved reserves.

In the Northeastern Marine region, the drilling of the Kambesah-1 and Pit-1DL wells was finished and the Ayatsil field was delineated, which led to the addition of 177.1 million barrels of oil equivalent of proved reserves. In the Southwestern Marine region, the drilling of the Teocalli-1 and Tsimin-1 wells and the delineation of the Yaxché and Xanab fields led to the addition of 147.8 million barrels of oil equivalent. In the Northern region’s Burgos basin, the drilling of the Cali-1, Grande-1, Murex-1, Aral-1, Aris-1, Cauchy-1, Kabuki-1 and Maderaceo-1 wells and the discovery of new reservoirs in existing fields led to the addition of 28.6 million barrels of oil equivalent. Finally, the drilling of the Teotleco-1 well and a new reservoir in the Rabasa field in the Southern region led to the addition of 10.3 million barrels of oil equivalent.

Reserves

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Under the Petróleos Mexicanos Law, Petróleos Mexicanos and the subsidiary entities, except for Pemex-Petrochemicals, have the exclusive right to extract, not own, these reserves, and sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff, and reviewed thereafter by a separate centralized group within PEMEX.

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

Since 1996, reserves valuations have been prepared by the business units (each of these units consisting of a series of projects) of Pemex-Exploration and Production, and these estimates are periodically reviewed by Pemex-Exploration and Production’s management. In addition, final reserves estimates are reviewed by independent engineering firms.

Four independent engineering firms reviewed Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2008: Netherland, Sewell International, S. de R.L. de C.V. (Netherland Sewell); DeGolyer and MacNaughton (D&M); Ryder Scott Company, L.P. (Ryder Scott); and Gaffney, Cline & Associates Inc. (Gaffney Cline, and, together with Netherland Sewell, D&M and Ryder Scott, the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.99% of Mexico’s reserves. The remaining 0.01% of reserves is in the process of review but has not yet been certified. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region and Ryder Scott reviewed the reserves in the Northern region. In addition, Ryder Scott and Gaffney Cline reviewed reserves located in areas in which third parties provide services to Pemex-Exploration and Production through the Financed Public Works Contracts program, as described under “—Information on the Company—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves, which is in turn certified by an engineering firm hired by such party. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of their own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and the reserves estimates.

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

All questions that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, are consistent with international reserve reporting practice, and are in accordance with oil and gas reserve disclosure provisions of the U.S. Financial Accounting Standards Board (FASB)—Statement of Financial Accounting Standards (SFAS) No. 69, “Disclosures about Oil and Gas Producing Activities—an amendment of FASB Statements 19, 25, 33, and 39.”

In December 2008, the SEC adopted revisions to its oil and gas reporting rules in order to modernize and update the oil and gas disclosure requirements. The changes bring the reporting guidance up to date with advances made in the industry around oil and gas reserves determinations. We are evaluating the impact of the new SEC guidelines for reporting of our oil and gas proved reserves. The new SEC guidelines have not gone into effect and have not been used in the determination of reserves for year-end 2008.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 2.6% in 2008, from 12,187 million barrels of oil at December 31, 2007 to 11,865 million barrels of oil at December 31, 2008.

Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants, increased by 2.2% in 2008, from 8,436 million barrels of oil at December 31, 2007 to 8,618 million barrels of oil at December 31, 2008.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 3.5% in 2008, from 13,162 billion cubic feet at December 31, 2007 to 12,702 billion cubic feet at December 31, 2008. Mexico’s proved developed dry gas reserves increased by 0.5% in 2008, from 8,163 billion cubic feet at December 31, 2007 to 8,206 billion cubic feet at December 31, 2008.

The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the SEC.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2004	2005	2006	2007	2008
	(in millions of barrels)

Proved developed and undeveloped reserves
At January 1	16,041	14,803	13,671	12,849	12,187
Revisions(2)	(109)	165	425	455	444
Extensions and discoveries	245	57	86	150	370
Production	(1,374)	(1,354)	(1,332)	(1,268)	(1,135)

At December 31	14,803	13,671	12,849	12,187	11,865

Proved developed reserves at December 31	9,745	9,617	8,978	8,436	8,618

Note:	Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.
Source: Pemex-Exploration and Production.

Dry Gas Reserves(1)

	2004	2005	2006	2007	2008
	(in billions of cubic feet)

Proved developed and undeveloped reserves
At January 1	14,850	14,807	14,557	13,856	13,162
Revisions(2)	547	640	280	879	730
Extensions and discoveries	641	415	505	171	454
Production(3)	(1,231)	(1,305)	(1,487)	(1,744)	(1,643)

At December 31	14,807	14,557	13,856	13,162	12,702

Proved developed reserves at December 31	8,325	8,888	8,688	8,163	8,206

Note:	Numbers may not total due to rounding.

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil is used.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.

(3)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

The following table sets forth the volume of proved developed and undeveloped reserves, the number of producing wells, and the number of proved undeveloped locations for the fields that contain over 87% of Mexico’s proved reserves, as of December 31, 2008.

	Proved	Developed	Undeveloped	Producing	Undeveloped
Field	Reserves	Reserves	Reserves	Wells	Locations(2)
	(in millions of barrels of oil equivalent)(1)

Ku-Maloob-Zaap	2,971.2	2,294.0	677.2	127	40
Akal	2,890.2	2,890.2	0.0	159	0
Jujo-Tecominoacán	864.4	582.7	281.7	53	27
Aceite Terciario del Golfo (formerly Chicontepec)	668.2	234.4	433.8	704	2,268
Samaria	597.4	410.9	186.5	47	55
Iride	591.0	292.5	298.5	42	15
Sihil	263.4	100.1	163.3	4	17
Cunduacán	249.1	112.3	136.8	18	3
May	224.1	126.1	98.0	11	14
Oxiacaque	223.8	77.1	146.7	6	5
Ixtal	218.0	173.9	44.1	6	3
Bolontikú	144.6	144.6	0.0	6	0
Ek	130.1	68.7	61.4	6	5
Caan	128.5	128.5	0.0	17	0
Tsimin	117.7	0.0	117.7	0	6
Chuc	117.2	114.0	3.2	14	3
Yaxché	112.2	25.5	86.7	3	11
Arenque	107.2	51.5	55.7	15	11
Ayatsil	90.4	0.0	90.4	0	5
Balam	89.3	70.4	18.9	5	4
Sen	89.1	89.1	0.0	12	0
Poza Rica	84.5	78.9	5.6	179	8
Cárdenas	79.8	65.1	14.7	11	5
Mora	76.7	68.8	7.9	8	3
Sinán	75.5	66.5	9.1	14	3
Costero	70.8	37.0	33.8	5	6
Puerto Ceiba	70.4	59.2	11.3	16	3
Chiapas-Copanó	70.1	70.1	0.0	11	0
Cactus	69.5	31.3	38.2	22	0
Pit	66.7	0.0	66.7	0	3
Bellota	64.5	64.5	0.0	11	0
Ogarrio	56.1	50.4	5.7	54	4
Caparroso-Pijije-Escuintle	48.8	48.8	0.0	12	0
Ayín	45.4	0.0	45.4	0	3
Lizamba	43.1	42.4	0.7	46	1
Homol	39.9	25.1	14.8	3	2
Paredón	39.6	29.4	10.2	5	1
Papán	38.8	36.5	2.3	21	2
Alux	36.7	0.0	36.7	0	2
Lum	36.0	16.4	19.6	0	3
Onel	33.8	0.0	33.8	0	5
San Ramón	32.9	26.4	6.5	39	7
Tizón	30.7	20.6	10.1	6	4
Rodador	28.6	24.8	3.9	17	3
Narváez	28.3	24.0	4.3	10	2
Cuitláhuac	28.2	19.7	8.5	216	38
Chinchorro	27.9	24.2	3.7	5	1
Cráter	27.7	4.3	23.4	1	5
Ché	27.4	0.0	27.4	0	3
Culebra	27.1	18.2	8.9	438	68
Abkatún	24.0	24.0	0.0	14	0
Cinco Presidentes	22.5	16.8	5.7	31	13
Arcabuz	17.4	12.5	4.9	215	41
Magallanes-Tucán-Pajonal	17.3	14.7	2.7	30	7
Platanal	16.1	6.4	9.7	2	7
Fundador	13.8	13.8	0.0	30	0
Pol	10.5	10.5	0.0	11	0
Velero	10.4	7.1	3.3	149	28
Arcos	9.9	9.9	0.0	140	0

Total	12,434.5	9,054.7	3,379.8	3,027	2,773

Mexico’s proved reserves	14,307.7	10,196.3	4,111.4
Percentage	87%	89%	82%

Note:   Numbers may not total due to rounding.

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

(2)	Undeveloped locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.

Source: Pemex-Exploration and Production.

Lifting Costs

Our lifting costs, which represent the average amount in U.S. dollars that it costs us to extract a barrel of oil equivalent, amounted in 2008 to U.S. $6.16 per produced barrel of oil equivalent.

The following table sets forth our lifting costs for each of the last three years.

Average Lifting Costs
Year Ended December 31,
2006	2007		2008
(U.S. dollars per barrel)

U.S. $4.13	U.S. $	4.70	U.S. $	6.16

Source: Pemex-Exploration and Production.

In 2008, our lifting costs of U.S. $6.16 per barrel of oil equivalent produced increased by 31.1% as compared to lifting costs of U.S. $4.70 per barrel in 2007. This increase resulted primarily from a 21.0% increase in production expenses, from Ps. 82.2 billion in 2007 to Ps. 99.5 billion in 2008, due to increases in maintenance costs and gas purchase costs. The unit cost also increased as a result of a 9.4% reduction in the total hydrocarbon production in terms of barrels of oil equivalent in 2008 as compared to 2007, from 1,601 million barrels of oil equivalent in 2007 to 1,451 million barrels of oil equivalent in 2008.

Pemex-Exploration and Production calculates and discloses its lifting costs in accordance with international practice. The lifting cost per barrel is calculated by dividing the total production expenses (in U.S. dollars) by the total production of hydrocarbons (in barrels of oil equivalent) over the relevant period. The lifting costs are calculated in accordance with SFAS No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies.”

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

Crude Oil and Natural Gas Production

In 2008, we produced an average of 2,792 thousand barrels per day of crude oil, 9.2% less than our average daily production in 2007 of 3,076 thousand barrels per day of crude oil. This 2007 production figure reflects a revision due to an adjustment for water content made at the Cantarell business unit. The decrease in 2008 was due mainly to the natural decline of production in the Cantarell complex, despite an increase in crude oil production in the Ku-Maloob-Zaap complex. Shutdowns of wells in the offshore regions as a result of adverse weather conditions, maintenance and inventory accumulations also contributed to the decline, as did the completion and workover of several wells in the Southwestern Marine and Southern regions. Accordingly, our production of heavy crude oil decreased by 273.7 thousand barrels per day, to 13.4% less than the average daily production in 2007, and our light and extra-light crude oil production decreased by 10.4 thousand barrels per day, or a 1.0% decrease as compared to 2007.

Crude oil can be classified by its sulfur content. “Sour” or heavy crude oil contains 3.4% or greater sulfur content by weight and “sweet” or light crude oil contains less than 1.0% sulfur content by weight. Most of our production is classified as sour or heavy crude oil.

Pemex-Exploration and Production produces four types of crude oil:

•	Altamira, a heavy crude oil;

•	Maya, a heavy crude oil;

•	Isthmus, a light crude oil; and

•	Olmeca, a very light crude oil.

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2008, 63.3% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 36.7% consisted of light and very light crudes. The Marine region yields mostly heavy crude oil (75.8% of this region’s production in 2008), although significant volumes of light crude oil are also produced (24.2% of this region’s production in 2008). The Southern region yields mainly light and very light crudes (together, 97.6% of this region’s production in 2008), and the Northern region yields heavy crude oil (60.6% of this region’s production in 2008) and light and very light crudes (39.4% of this region’s production in 2008).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Cantarell and Ku-Maloob-Zaap complexes in the Northeastern Marine region and in Chuc, Caan, Sinán and Ixtal in the Southwestern Marine region. In particular, the Cantarell complex produced 1,039.5 thousand barrels per day of crude oil in 2008, or 37.2% of the total crude oil production in 2008, and 1,628.5 million cubic feet per day of natural gas, or 23.5% of the total natural gas production in 2008.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2008.

Crude Oil Production

							2008
	2004	2005	2006	2007		2008	vs. 2007
	(in thousands of barrels per day)						(%)

Marine region
Heavy crude oil	2,412.3	2,330.8	2,173.6	1,975.7		1,701.8	(13.9)
Light crude oil	416.7	422.5	506.2	547.9		544.0	(0.7)

Total	2,829.0	2,753.3	2,679.8	2,523.6		2,245.8	(11.0)
Southern region
Heavy crude oil	7.1	20.8	14.2	10.7		11.1	3.7
Light crude oil	465.6	475.7	477.1	454.5		447.6	(1.5)

Total	472.7	496.6	491.3	465.2		458.7	(1.4)
Northern region
Heavy crude oil	38.6	35.4	55.9	53.0		52.8	(0.4)
Light crude oil	42.6	48.1	28.6	33.9		34.3	1.2

Total	81.2	83.5	84.5	86.9		87.1	0.2
Total heavy crude oil	2,458.0	2,387.0	2,243.8	2,039.4		1,765.7	(13.4)
Total light crude oil	924.9	946.4	1,011.8	1,036.3		1,025.9	(1.0)

Total crude oil	3,382.9	3,333.3	3,255.6	3,075.7	(1)	2,791.6	(9.2)

Note:   Numbers may not total due to rounding.

(1)	The figure for 2007 total crude oil production has been revised in this report (from 3,081.7 thousand barrels per day to 3,075.7 thousand barrels per day) due to an adjustment for water content made at the Cantarell business unit.
Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2008.

Crude Oil Production

							2008
	2004	2005	2006	2007		2008	vs. 2007
	(in thousands of barrels per day)						(%)

Northern region
Poza Rica-Altamira	79.5	81.6	83.0	85.1		85.0	(0.1)
Veracruz	1.7	1.9	1.5	1.8		2.1	16.7

Total	81.2	83.5	84.5	86.9		87.1	0.2
Southern region
Cinco Presidentes	37.7	38.8	39.3	44.6		47.3	6.1
Bellota-Jujo	212.3	224.0	219.1	190.0		174.8	(8.0)
Macuspana	4.9	5.0	6.6	10.4		15.7	50.9
Muspac	36.1	33.3	33.6	33.6		36.1	7.4
Samaria-Luna	181.6	195.5	192.7	186.7		184.7	(1.1)

Total	472.7	496.6	491.3	465.2		458.7	(1.4)
Marine region
Cantarell	2,136.4	2,035.3	1,800.9	1,490.5		1,039.5	(30.3)
Ku-Maloob-Zaap	304.4	321.7	403.8	527.2		706.0	33.9
Abkatún-Pol-Chuc	321.8	299.8	332.2	312.3		308.1	(1.3)
Litoral de Tabasco	66.4	96.5	142.9	193.6		192.2	(0.7)

Total	2,829.0	2,753.3	2,679.8	2,523.6		2,245.8	(11.0)

Total crude oil	3,382.9	3,333.3	3,255.6	3,075.7	(1)	2,791.6	(9.2)

Note:   Numbers may not total due to rounding.

(1)	The figure for 2007 total crude oil production has been revised in this report (from 3,081.7 thousand barrels per day to 3,075.7 thousand barrels per day) due to an adjustment for water content made at the Cantarell business unit.
Source: Pemex-Exploration and Production.

The Marine region is located on the continental shelf and its slope in the Gulf of Mexico. It covers a surface of approximately 550,000 square kilometers, totally included in Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2008, the average crude oil production from the 30 fields located in this region was 2,245.9 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2008, the average oil production from the 93 oil fields located in this region was 458.6 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located, among others, in the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2008, the average crude oil and natural gas production in the Northern region totaled 87.1 thousand barrels of crude oil per day and 2,543.9 million cubic feet of natural gas per day, respectively, from 221 oil and gas fields in this region.

The following table sets forth our annual natural gas production rates by region and business unit for the five years ended December 31, 2008.

Natural Gas Production

						2008
	2004	2005	2006	2007	2008	vs. 2007
	(in millions of cubic feet per day)					(%)

Northern region
Burgos	1,094.5	1,217.3	1,330.3	1,411.8	1,382.7	(2.1)
Veracruz	313.8	499.2	723.3	921.7	956.7	3.8
Poza Rica-Altamira	119.5	118.8	174.1	222.5	204.5	(8.1)

	1,527.8	1,835.2	2,227.6	2,556.0	2,543.9	(0.5)
Southern region
Cinco Presidentes	67.8	62.8	56.7	61.4	67.5	9.9
Bellota-Jujo	276.6	281.9	271.4	239.6	250.7	4.6
Macuspana	179.6	167.5	192.9	223.1	260.5	16.8
Muspac	558.1	449.2	368.5	310.9	299.5	(3.7)
Samaria-Luna	412.9	438.9	462.6	517.6	572.4	10.6

	1,495.1	1,400.3	1,352.1	1,352.8	1,450.6	7.2
Marine region
Cantarell	789.1	760.7	717.7	944.9	1,628.5	72.3
Ku-Maloob-Zaap	158.4	167.1	202.5	212.2	272.8	28.6
Abkatún-Pol-Chuc	456.1	431.8	512.5	544.2	569.0	4.6
Litoral de Tabasco	146.5	222.9	343.6	448.4	453.9	1.2

	1,550.0	1,582.5	1,776.4	2,149.7	2,924.2	36.0

Total natural gas	4,572.9	4,818.0	5,356.1	6,058.5	6,918.6	14.2

Source: Pemex-Exploration and Production.

In 2008, the Northern region produced 2,543.9 million cubic feet per day of natural gas, or 36.8% of our total natural gas production, a decrease of 0.5% as compared to the region’s 2007 production of 2,556.0 million cubic feet per day. In 2008, the Southern region produced 1,450.6 million cubic feet per day of natural gas, or 20.9% of our total natural gas production, an increase of 7.2% as compared to the region’s 2007 production of 1,352.8 million cubic feet per day. In 2008, the Marine region produced 2,924.2 million cubic feet per day of natural gas, or 42.3% of our total natural gas production, an increase of 36.0% as compared to the region’s 2007 production of 2,149.7 million cubic feet per day.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 136,102 million in 2008, as compared to Ps. 115,563 million in 2007, representing a 17.8% increase in nominal terms. Of our total capital expenditures, Ps. 29,073 million was directed to the Cantarell fields, Ps. 26,717 million was directed to the Strategic Gas Program, Ps. 21,124 million was directed to the Ku-Maloob-Zaap fields, Ps. 13,182 million was used for development of the Burgos natural gas fields (including Ps. 4,535 million from the Financed Public Works Contracts Program, see “—Information on the Company—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4), Ps. 8,998 million was directed to the Aceite Terciario del Golfo project, Ps. 8,728 million was directed to the Antonio J. Bermúdez fields, Ps. 5,655 million was directed to the Jujo-Tecominoacán fields, Ps. 4,078 million was directed to the Delta del Grijalva fields, Ps. 3,912 million was directed to the Bellota-Chinchorro fields and Ps. 1,702 million was directed to the Chuc project. During 2008, expenditures for these ten projects amounted to 90.5% of all our capital expenditures for exploration and production. The remaining 9.5% amounted to Ps. 12,933 million in nominal terms, which was directed to the 13 remaining projects as well as administrative and technical support.

2009 Exploration and Production Capital Expenditures Budget. For 2009, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 160,547 million, as compared to Ps. 136,102 million in 2008, representing an increase of 18.0%. The 2009 budget includes all of the 23 ongoing strategic exploration and production projects, for a total budget of approximately Ps. 160,547 million, of which

Ps. 5,152 million relates to Financed Public Works Contracts. Approximately Ps. 128,127 million, or 79.8% of our 2009 capital expenditures budget, is to be allocated to projects relating to field development and pipelines, including the continuation of certain projects that began during the period from 1999 to 2005. Approximately Ps. 32,420 million, or 20.2%, will be allocated to exploration activities.

The 2009 strategic exploration and production budget includes Ps. 34,991 million for Cantarell, Ps. 26,887 million for the Strategic Gas Program, Ps. 20,618 million for Ku-Maloob-Zaap, Ps. 19,664 million for Aceite Terciario del Golfo, Ps. 15,022 million for Burgos, Ps. 8,534 million for Antonio J. Bermúdez, Ps. 5,024 million for the Jujo-Tecominoacán project, Ps. 4,305 million for the Bellota-Chinchorro project, Ps. 3,815 million for the Integral Yaxché project, Ps. 3,054 million for the Ek-Balam project, Ps. 2,982 million for the Delta del Grijalva project and Ps. 15,651 million for the other projects as well as administrative and technical support.

Exploration and Production Investment Trends. In 2008, we invested Ps. 24,082 million in nominal terms, or 17.7% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 76.8% increase from the Ps. 13,624 million invested in exploration activities in 2007. In 2008, we invested Ps. 112,020 million in nominal terms, 82.3% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents a 9.9% increase from the Ps. 101,939 million invested in development activities in 2007.

In 2009, we have budgeted Ps. 128,127 million, or 79.8% of total capital expenditures, for the development activities of Pemex-Exploration and Production, which represents a 14.4% increase in nominal terms from the amount invested in development activities in 2008. For exploration activities, we have budgeted Ps. 32,420 million, or 20.2% of total capital expenditures, which represents a 34.6% increase in nominal terms from the amount that Pemex-Exploration and Production invested in exploration activities in 2008. In 2010, we expect to spend Ps. 34,813 million, or 21.5% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 7.4% increase in nominal terms from the amount budgeted for 2009. In 2011, we expect to spend Ps. 23,081 million, or 17.0% of the total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 33.7% decrease in nominal terms from the amount projected for 2010.

The capital expenditures of Pemex-Exploration and Production have constituted greater than 83% of PEMEX’s total capital expenditures in each of the last five years. In 2009, we expect this trend to continue, with Pemex-Exploration and Production’s capital expenditures constituting 84.1% of PEMEX’s total.

The following table sets forth our capital expenditures related to exploration and development during the five years ended December 31, 2008.

Exploration and Development Capital Expenditures for 2004-2008

	Year Ended December 31,(1)
	2004		2005		2006		2007		2008
	(In millions of nominal pesos)

Exploration	Ps.	21,664	Ps.	14,653	Ps.	12,960	Ps.	13,624	Ps.	24,082
Development		69,129		75,794		89,391		101,939		112,020

Total	Ps.	90,793	Ps.	90,447	Ps.	102,351	Ps.	115,563	Ps.	136,102

Note:   Numbers may not total due to rounding.
(1)      Amounts based on cash basis method of accounting.
Source: Pemex-Exploration and Production.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2009 through 2012.

Estimated Exploration and Development Capital Expenditures for 2009-2012

	Year Ended December 31,(1)
	2009(2)		2010		2011		2012
	(in millions of constant 2009 pesos)

Exploration(3)	Ps.	32,420	Ps.	34,813	Ps.	23,081	Ps.	20,112
Development(3)		128,127		127,164		112,452		94,582

Total	Ps.	160,547	Ps.	161,976	Ps.	135,533	Ps.	114,694

Note:   Numbers may not total due to rounding.
(1)      Amounts based on cash basis method of accounting.
(2)      Approved budget.
(3)      Estimated budgets for 2010 through 2012 are based on amounts authorized by the SHCP for projects in 2009.
Source: Pemex-Exploration and Production.

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our ten main projects are Cantarell, the Strategic Gas Program, Ku-Maloob-Zaap, Burgos, Aceite Terciario del Golfo, Antonio J. Bermúdez, Jujo-Tecominoacán, Delta del Grijalva, Bellota-Chinchorro and Chuc. They are described below.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 185.5 square kilometers. The Akal field is considered one of the last super giant oil fields in the world discovered in the past several decades. As of December 31, 2008, there were a total of 468 wells drilled, 195 of which were producing. During 2008, the Cantarell business unit, of which the Cantarell project is part, was the most important producer of crude oil in Mexico, averaging 1,039.5 thousand barrels per day of crude oil. This was 30.3% less than 2007 production, which was 1,490.5 thousand barrels per day, as a result of the natural decline of these fields. Natural gas production from the Cantarell business unit during 2008 averaged 1,628.5 million cubic feet per day. This was 72.3% higher than the 2007 average natural gas production, which was 944.9 million cubic feet per day.

The Cantarell project averaged 1,008.8 thousand barrels per day of crude oil production during 2008. This was 31.4% less than production in 2007, which was 1,469.8 thousand barrels per day. Natural gas production from the Cantarell project during 2008 averaged 1,626.4 million cubic feet per day. This was 72.8% higher than the 2007 average natural gas production, which was 941.2 million cubic feet per day.

As of December 31, 2008, cumulative production was 13.1 billion barrels of crude oil and 5.9 trillion cubic feet of natural gas. As of December 31, 2008, proved hydrocarbon reserves totaled 2.7 billion barrels of crude oil and 1.9 trillion cubic feet of natural gas. As of December 31, 2008, total proved reserves were 3.3 billion barrels of oil equivalent, 3.1 billion of which were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditure on developing reservoirs in the Marine region totaled Ps. 18,255 million in 2006, Ps. 21,009 million in 2007 and Ps. 29,073 million in 2008. For 2009, we have budgeted Ps. 34,991 million for capital expenditures for the Cantarell project. By the end of 2009, we expect our capital expenditures to total approximately U.S. $26.2 billion for this project.

On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell complex to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant began operations in 2000 and cost approximately Ps. 10,131 million in nominal terms. Pursuant to the terms of the agreement, Pemex-Exploration and Production has the right to acquire the nitrogen plant in the case of a default by the consortium. Pemex-Exploration and Production has the obligation to acquire the nitrogen plant if it defaults under the contract. Under the terms of the contract, Pemex-Exploration and Production has committed to purchase 1.2 billion cubic feet per day of nitrogen from the consortium for a period of 15 years. Because less pressure will be necessary as the Cantarell fields decline, the volume of nitrogen needed for injection into these fields will decrease over time. We therefore plan to direct an increasing amount of this nitrogen instead to the Ku-Maloob-Zaap project.

During 2008, Pemex-Exploration and Production paid approximately U.S. $178 million under this contract for an approximate total volume of 523 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2009, Pemex-Exploration and Production expects to pay approximately U.S. $65 million under this contract for an approximate total volume of 436 billion cubic feet of nitrogen to be injected into the fields.

Strategic Gas Program (SGP). In 2001, Pemex-Exploration and Production began a nine-year, U.S. $8,105 million Strategic Gas Program. Based on the expected acceleration of growth in the demand for natural gas in the medium- and long-term as compared to its projected supply, Pemex-Exploration and Production reviewed its energy policy. With the objective of addressing natural gas shortages, Pemex-Exploration and Production identified and selected a portfolio of investment options aimed at increasing gas production. Field development and production optimization represents 76% of program expenditures, with the goal of increasing the production of natural gas to 2,308 million cubic feet per day by 2015. Exploration activities, which include twelve different exploratory natural gas and integral gas projects, represent 12% of program expenditures, with the goal of increasing proved reserves. Development of newly discovered fields represents 12% of program expenditures. The Veracruz and Crudo Ligero Marino projects in the Northern and Southwestern Marine regions are the program’s most important projects.

•	Veracruz Project. The Veracruz project is the second most important non-associated gas project in Mexico. It is located on the western margin of the Gulf of Mexico, in central Veracruz. During 2008, it produced an average of 1.0 billion cubic feet of natural gas per day. As of December 31, 2008, cumulative production totaled 2.3 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 0.9 trillion cubic feet of natural gas and 180.5 million barrels of oil equivalent. In addition, developed reserves totaled 0.8 trillion cubic feet of natural gas, and 157.6 million barrels of oil equivalent. Two of the most important fields in the Veracruz project are Lizamba and Papán.

Lizamba. This field covers an area of 40 square kilometers. During 2008, it produced an average of 300.5 million cubic feet of natural gas per day. As of December 31, 2008, 56 wells had been drilled, 46 of which were operating. Proved reserves were 224.1 billion cubic feet of natural gas and 43.1 million barrels of oil equivalent, of which 220.6 billion cubic feet, or 42.4 million barrels of oil equivalent, were developed.

Papán. This field was one of the last discoveries in the Veracruz project in 2005. The field covers an area of 29.4 square kilometers. Production began on June 15, 2007, and has reached an average of 108.7 million cubic feet of natural gas per day. As of December 31, 2008, 22 wells had been drilled, 21 of which were operating. The other well was closed, due to high water cut (the ratio of water produced to the total volume of liquids produced). Their respective gas-producing facilities were completed in June 2008 and began operations in July 2008. As of December 31, 2008, proved reserves totaled 201.6 billion cubic feet of natural gas and 38.8 million barrels of oil equivalent, of which 189.8 billion cubic feet of natural gas and 36.5 million barrels of oil equivalent were developed.

•	Crudo Ligero Marino Project. This project is located on the continental shelf of the Gulf of Mexico off the coast of the states of Tabasco and Campeche, 76 kilometers northeast from the Dos Bocas Marine Terminal in Paraiso, Tabasco. The project is composed of the Bolontikú, Citam, Hayabil, Ichalkil, Kab, Kix, May, Men, Misón, Nak, Sinán, Yum and Tsimin fields, all in the Southwestern Marine region. The latter field was added in 2008, due to exploration activities. As of December 31, 2008, 67 wells had been drilled, 31 of which were producing. Approximately half of the fields in this project are not yet developed. During 2008, average daily production totaled 157.0 thousand barrels of crude oil and 396.3 million cubic feet of natural gas. As of

December 31, 2008, cumulative production totaled 188.8 million barrels of crude oil and 472.7 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 314.0 million barrels of crude oil and 1.5 trillion cubic feet of natural gas. Total proved reserves were 627.4 million barrels of oil equivalent, of which 341.9 million barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the SGP were Ps. 20,824 million in 2006, Ps. 20,211 million in 2007 and Ps. 26,717 million in 2008. For 2009, we expect capital expenditures to be Ps. 26,887 million, which would bring our total capital expenditures for the program to approximately U.S. $14.9 billion through December 31, 2009.

From 2004 to 2008, average production from this project was 1.5 billion cubic feet of natural gas per day. Since 2004, 135 exploratory wells demonstrated offshore and onshore gas potential, resulting in a 44.4% exploratory success ratio. During 2008, five fields were discovered in the Veracruz Basin through the Aral-1, Aris-1, Cauchy-1, Kabuki-1 and Maderaceo-1 wells, which together added an aggregate of 110.6 billion cubic feet of natural gas to proved reserves. Development has focused on the Bolontikú field, where 73.3 million barrels of oil equivalent were added from the drilling of the Bolontikú-32 well during 2008.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project is one of the main producers of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the second most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Bacab, Lum, Ku, Maloob and Zaap fields, and extends over an area of 149.5 square kilometers. As of December 31, 2008, there were a total of 159 wells drilled, 128 of which were producing. The project produced an average of 706.1 thousand barrels of crude oil and 272.8 million cubic feet of natural gas per day in 2008. As of December 31, 2008, cumulative production was 2.7 billion barrels of crude oil and 1.3 trillion cubic feet of natural gas. As of December 31, 2008, proved hydrocarbon reserves totaled 2.9 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 3.2 billion barrels of oil equivalent, of which 2.3 billion were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for this project were Ps. 23,868 million in 2006, Ps. 32,165 million in 2007 and Ps. 21,124 million in 2008. For 2009, we anticipate that capital expenditures will reach Ps. 20,618 million and that total accumulated capital expenditures for this project will reach approximately U.S. $10.7 billion. In 2008, Pemex-Exploration and Production invested approximately U.S. $7.0 million to acquire nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. The Floating Production, Storage and Offloading (FPSO) vessel, Yùum K’ak’náab (Lord of the Seas) also began operations in 2007. It is the first FPSO vessel operating in the Gulf of Mexico, and has allowed us to: (1) increase our production flexibility in the Northeastern Marine region; (2) blend different types of crude oil in order to maintain a Maya type mix and satisfy the export market; (3) maximize the value of production in the Northeastern Marine region; (4) increase our storage capacity by 2.2 million barrels; and (5) establish an additional offloading position with a maximum capacity of 1.2 million barrels per day. In 2009, we expect to invest approximately U.S. $87 million to acquire approximately 111 billion cubic feet of nitrogen, which will be injected into the Ku-Maloob-Zaap fields.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. The fields in Burgos accounted for 20.0% of our total natural gas production in 2008. The project is located in northeastern Mexico. In 1997, Pemex-Exploration and Production initiated a 15-year development project of the Burgos natural gas fields. The objective of the Burgos project is to better enable us to meet increasing domestic demand for natural gas. In connection with this project, two major turn-key contracts were awarded in 1997, to Dowell-Schlumberger México (U.S. $108 million) and to Industrial Perforadora de Campeche, S.A. de C.V. (U.S. $96.4 million). A third major turn-key contract was awarded in 1998, to Halliburton International, Inc. (U.S. $71 million).

During 2008, the project produced an average of 1.4 billion cubic feet of natural gas per day. As of December 31, 2008, 6,596 wells had been drilled, 2,796 of which were operating. Some of the most important fields are the Arcabuz-Culebra, Cuitláhuac, Velero, Arcos and Fundador fields, which together produced 39.1% of the total production of the Burgos project.

•	Arcabuz-Culebra. This field covers an area of 380 square kilometers. As of December 31, 2008, there were a total of 865 wells drilled in this field, 653 of which were producing. During 2008, the field produced an average of 238.0 million cubic feet of natural gas per day. As of December 31, 2008, cumulative production was 1.6 trillion cubic feet of natural gas. As of December 31, 2008, proved gas reserves totaled 235.4 billion cubic feet of natural gas, of which 159.8 billion were developed.

•	Cuitláhuac. This field covers an area of 210 square kilometers. As of December 31, 2008, there were a total of 362 wells drilled in this field, 216 of which were producing. During 2008, the field produced an average of 84.3 million cubic feet of natural gas per day. As of December 31, 2008, cumulative production was 546.0 billion cubic feet of natural gas. As of December 31, 2008, proved hydrocarbon reserves totaled 129.8 billion cubic feet of natural gas, of which 90.9 billion were developed.

•	Velero. This field covers an area of 58 square kilometers. As of December 31, 2008, 197 wells had been drilled, 149 of which were operating. The average daily production of the field in 2008 was 86.1 million cubic feet of natural gas. As of December 31, 2008, cumulative production was 187.7 billion cubic feet of natural gas. As of December 31, 2008, proved reserves were 59.2 billion cubic feet of natural gas, of which 40.5 billion cubic feet were developed.

•	Arcos. This field covers an area of 45 square kilometers. As of December 31, 2008, there were a total of 194 wells drilled in this area, of which 143 were producing. During 2008, the field produced an average of 55.7 million cubic feet of natural gas per day. As of December 31, 2008, cumulative production was 594.7 billion cubic feet of natural gas. As of December 31, 2008, proved reserves totaled 56.6 billion cubic feet of natural gas, all of which were developed.

•	Fundador. This field covers an area of 4.1 square kilometers. As of December 31, 2008, 30 wells had been drilled, all of which were operating. During 2008, the average daily production was 77.1 million cubic feet per day of natural gas. As of December 31, 2008, cumulative production was 119.6 billion cubic feet of natural gas. As of December 31, 2008, proved reserves were 63.6 billion cubic feet of natural gas, all of which were developed.

From 2004 to 2008, exploration activities and the reclassification of reserves increased estimated proved reserves in Burgos by 477.0 million barrels of oil equivalent. Production during this period totaled 482.6 million barrels of oil equivalent. During 2008, reserves decreased by 18.7 million barrels of oil equivalent, from 410.0 million barrels of oil equivalent in 2007 to 391.2 million barrels of oil equivalent in 2008.

In nominal peso terms, our capital expenditures for the Burgos project were Ps. 14,345 million in 2006, Ps. 12,106 million in 2007 and Ps. 13,182 million in 2008 (including Financed Public Works Contracts). For 2009, we anticipate that our capital expenditures for this project will amount to Ps. 15,022 million and that our total accumulated capital expenditures will reach approximately U.S. $12.1 billion.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The Aceite Terciario del Golfo project is located in the Northern region and covers an area of 3,731 square kilometers. This project is comprised of 29 fields in eight sectors. As of December 31, 2008, there were a total of 1,689 drilled wells, of which 704 were producing. During 2008, average daily production was 29.2 thousand barrels of crude oil and 51.7 million cubic feet of natural gas. As of December 31, 2008, cumulative production was 160.1 million barrels of crude oil and 269.8 billion cubic feet of natural gas. As of December 31, 2008, proved hydrocarbon reserves totaled 501.0 million barrels of crude oil and 824.6 billion cubic feet of natural gas. As of December 31, 2008, total proved reserves totaled 668.2 million barrels of oil equivalent, of which 234.4 million were developed.

In nominal peso terms, our capital expenditures for the Aceite Terciario de Golfo project were Ps. 1,849 million in 2006, Ps. 4,103 million in 2007 and Ps. 8,998 million in 2008. For 2009, we anticipate that our capital expenditures for this project will be Ps. 19,664 million and that our total accumulated investments will be approximately U.S. $3.4 billion.

Antonio J. Bermúdez Project. In 2002, we began investing in the Antonio J. Bermúdez project, the main investment project in the Southern region and the fourth largest in Mexico. This project is designed to accelerate reserve recovery, as well as increase the recovery factor by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride, Platanal and Carrizo fields, and covers an area of 192 square kilometers. As of December 31, 2008, there were a total of 475 wells drilled, of which 137 were producing. During 2008, the project produced an average of 109.9 thousand barrels of crude oil and 322.6 million cubic feet of natural gas per day. As of December 31, 2008, cumulative production was 2.8 billion barrels of crude oil and 3.9 trillion cubic feet of natural gas. As of December 31, 2008, proved hydrocarbon reserves in this field totaled 1.1 billion barrels of crude oil and 2.3 trillion cubic feet of natural gas. As of December 31, 2008, total proved reserves were 1.7 billion barrels of oil equivalent, of which 0.9 billion were developed.

In nominal peso terms, our capital expenditures for the Antonio J. Bermúdez project were Ps. 5,335 million in 2006, Ps. 6,568 million in 2007 and Ps. 8,728 million in 2008. For 2009, we anticipate that our capital expenditures for this project will be Ps. 8,534 million and that our total accumulated investments will be approximately U.S. $4.0 billion. In March 2005, we entered into a contract with Praxair México, S. de R.L. de C.V. to build, own and operate a nitrogen cryogenic plant. Construction of this plant was completed in June 2008. After completing testing in July 2008, we began injecting into the field 190 million cubic feet per day of nitrogen. We will pay approximately U.S. $3.7 million per month to acquire nitrogen from this plant for pressure maintenance in connection with the project. From 2009 to 2022, we plan to continue to inject this same volume of nitrogen.

Jujo-Tecominoacán Project. The Jujo-Tecominoacán project is the second largest crude oil producer in the Southern region and the eighth largest producer in Mexico. It consists of the Jujo-Tecominoacán, Jacinto, Paredón, Tepeyil and Fénix fields. The project covers an area of 82 square kilometers and has been exploited by Pemex-Exploration and Production since 1980. Since 2002, our investments in the Jujo-Tecominoacán project have been focused on maintaining oil production by drilling additional wells and implementing pressure maintenance programs.

As of December 31, 2008, there were a total of 217 wells drilled, of which 64 were producing. During 2008, the project produced an average of 76.3 thousand barrels of crude oil and 125.6 million cubic feet of natural gas per day. As of December 31, 2008, cumulative production was 1.4 billion barrels of crude oil and 2.2 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 584.2 million barrels of crude oil and 1.4 trillion cubic feet of natural gas. As of December 31, 2008, total proved reserves were 924.0 million barrels of oil equivalent, 629.2 million of which were developed.

A pressure maintenance program was implemented in 2003 that included the injection of natural gas into the field. On November 7, 2005, we entered into a contract with Tecnología en Nitrógeno S. de R.L. de C.V. for that entity to build, own and operate a nitrogen cryogenic plant. The average amount injected was 70 million cubic feet per day from October 2006 through October 2007. On November 30, 2007, we began a 90 million cubic feet per day injection. We will pay approximately U.S. $2.1 million per month to acquire nitrogen from this plant for pressure maintenance in connection with the project. From 2009 to 2017, we plan to continue to inject this same volume of nitrogen.

In nominal peso terms, our capital expenditures for the Jujo-Tecominoacán project were Ps. 2,362 million in 2006, Ps. 2,851 million in 2007 and Ps. 5,655 million in 2008. In 2009, we expect our capital expenditures to be Ps. 5,024 million, bringing our total capital expenditures to approximately U.S. $1.9 billion.

Delta del Grijalva Project. The Delta del Grijalva project is the third most important in the Southern region and the ninth most important in Mexico. The project covers an area of 1,343 square kilometers and has been exploited by Pemex-Exploration and Production since 1982. As of December 31, 2008, there were a total of 101 wells drilled, of which 39 were producing. During 2008, the project produced an average of 74.8 thousand barrels of crude oil and 249.8 million cubic feet of natural gas per day. The most important fields are Sen, Tizón and Caparroso-Pijije-Escuintle.

•	Sen. This field covers an area of 41 kilometers. As of December 31, 2008, there were a total of 12 wells drilled, all of which were producing. During 2008, the field produced an average of 40.8 thousand barrels of crude oil and 114.9 million cubic feet of natural gas per day. As of December 31, 2008, cumulative production was 216.7 million barrels of crude oil and 593.6 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 53.0 million barrels of crude oil and 151.5 billion cubic feet of natural gas. As of December 31, 2008, total proved reserves were 89.1 million barrels of oil equivalent, all of which were developed.

•	Tizón. This field covers an area of 14 square kilometers. As of December 31, 2008, there were a total of six wells drilled, all of which were producing. During 2008, the field produced an average of 8.0 thousand barrels of crude oil and 48.5 million cubic feet of natural gas per day. As of December 31, 2008, cumulative production was 15.3 million barrels of crude oil and 92.2 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 12.3 million barrels of crude oil and 77.0 billion cubic feet of natural gas. As of December 31, 2008, total proved reserves were 30.7 million barrels of oil equivalent, 20.6 million of which were developed.

•	Caparroso-Pijije-Escuintle. This field covers an area of 16.6 square kilometers. As of December 31, 2008, there were a total of 37 wells drilled, 14 of which were producing. During 2008, the field produced an average of 20.1 thousand barrels of crude oil and 53.3 million cubic feet of natural gas per day. As of December 31, 2008, cumulative production was 137.2 million barrels of crude oil and 397.3 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 31.0 million barrels of crude oil and 74.4 billion cubic feet of natural gas. As of December 31, 2008, total proved reserves were 48.8 million barrels of oil equivalent, all of which were developed.

As of December 31, 2008, cumulative production in Delta del Grivalja was 504.4 billion barrels of crude oil and 1,795.8 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 105.5 million barrels of crude oil and 396.4 trillion cubic feet of natural gas. As of December 31, 2008, total proved reserves were 200.0 million barrels of oil equivalent, 166.5 million of which were developed.

In nominal peso terms, our capital expenditures for the Delta del Grijalva project were Ps. 1,501 million in 2006, Ps. 1,596 million in 2007 and Ps. 4,078 million in 2008. In 2009, we expect our capital expenditures to be Ps. 2,982 million, bringing our total capital expenditures to approximately U.S. $0.9 billion.

Bellota-Chinchorro Project. The Bellota-Chinchorro project is the fourth most important crude oil producer in the Southern region and the tenth largest in Mexico. The project covers an area of 111 square kilometers and has been exploited by Pemex-Exploration and Production since 1981. Since 2004, our investments in the Bellota-Chinchorro fields have been focused on field development. As of December 31, 2008, there were a total of 122 wells drilled, of which 44 were producing. During 2008, the project produced an average of 47.6 thousand barrels of crude oil and 70.0 million cubic feet of natural gas per day.

As of December 31, 2008, cumulative production was 605.6 billion barrels of crude oil and 980.5 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 178.5 million barrels of crude oil and 516.1 trillion cubic feet of natural gas. As of December 31, 2008, total proved reserves were 301.5 million barrels of oil equivalent, 238.2 million of which were developed.

In nominal peso terms, our capital expenditures for the Bellota-Chinchorro project were Ps. 1,540 million in 2006, Ps. 2,364 million in 2007 and Ps. 3,912 million in 2008. In 2009, we expect our capital expenditures to be Ps. 4,305 million, bringing our total capital expenditures to approximately U.S. $1.4 billion.

Chuc Project. This project is part of a complete light crude oil production strategy in the Southwestern Marine region. It is part of the operating and maintenance of the Pol-A facility and water injection complexes. The fields of the project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, between the 20 and 100 meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen,

Campeche. The fields in the project include Batab, Ché, Chuc, Chuhuk, Etkal, Homol, Kuil, Onel, Pokoch, Pol, Tumut, Uchak, and Wayil. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2008, 86 wells had been drilled, of which 33 were producing. During 2008, average daily production totaled 95.9 thousand barrels of crude oil and 106.2 million cubic feet of natural gas. As of December 31, 2008, cumulative production totaled 1.8 billion barrels of crude oil and 1.9 trillion cubic feet of natural gas. As of December 31, 2008, proved hydrocarbon reserves totaled 236.0 million barrels of oil and 524.0 billion cubic feet of natural gas, or a total of 345.1 million barrels of oil equivalent. As of December 31, 2008, total developed proved reserves were 158.7 million barrels of oil equivalent.

In nominal peso terms, our capital expenditures for the Chuc, Pol and Batab projects were Ps. 1,311 million in 2006, Ps. 1,931 million in 2007 and Ps. 1,702 million in 2008. In 2009, we expect our capital expenditures for the Chuc project to be Ps. 2,223 million and anticipate that our total accumulated capital expenditures will reach approximately U.S. $1.6 billion.

Crude Oil Sales

During 2008, domestic consumption of crude oil amounted to approximately 1,347 thousand barrels per day, which represented 48% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—Business Overview—International Trading” in this Item 4. Maya crude oil accounted for 88% of exported crude oil volume sold by PMI in 2008.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2008
	2004	2005	2006	2007	2008	vs. 2007
	(in thousands of barrels per day)					(%)

Production	3,382.9	3,333.3	3,255.6	3,075.7	2,791.6	(9.2)
Distribution
Refineries	1,257.9	1,274.9	1,242.1	1,230.9	1,216.2	(1.2)
Products under processing agreements(1)	97.4	81.4	80.2	0.0	0.0	0.0
Petrochemicals	133.8	131.0	122.3	125.5	131.1	4.5
Export terminals	1,873.6	1,832.6	1,789.1	1,701.3	1,406.9	(17.3)

Total	3,362.7	3,319.9	3,233.7	3,057.8	2,754.2	(9.9)

Stock changes, statistical differences(2)	20.3	13.4	21.8	17.9	37.4	108.9

Note:   Numbers may not total due to rounding.

(1)      Represents exports to third-party processors for re-import into Mexico.

(2)      Includes measurement inconsistencies, shrinkage and leakage.
Source: Pemex-Exploration and Production.

Maya crude oil accounted for 38% of domestic consumption in 2008. Due to its sulfur content, Maya crude oil requires extra processing and has lower refining yields than most valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Therefore, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. As a consequence of this price difference, we have supported the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil. We have done this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers agree to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. See “—Business Overview—International Trading—Geographic Distribution of Export Sales” in this Item 4.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, either as a means of disposal or as a safety measure to relieve well pressure, is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2008, gas flaring represented 19.3% of our total natural gas production, which is an increase from 2007, when gas flaring represented 9.0% of total natural gas production. The increase was due to certain operational problems as well as maintenance on platform compression equipment, an increase in gas production high in nitrogen content in the Northeastern Marine region, maintenance of pipeline 3 from Atasta to Ciudad Pemex, maintenance work at Akal C4, C6, C7 and C8 and explosions in certain of Pemex-Gas and Basic Petrochemicals’ 30-inch and 48-inch diameter gas pipelines. Despite this overall increase, gas flaring decreased during December 2008, due to the installation of two turbocompression units to inject sour gas in the Northeastern Marine Region. Pemex-Exploration and Production’s goal is to reduce gas flaring to 3% by the end of 2009.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2008, this pipeline network consisted of approximately 36,456 kilometers of pipelines, of which 3,559 kilometers were located in the Marine region, 12,111 kilometers were located in the Southern region and 20,786 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Transportation and Distribution” in this Item 4.

Financed Public Works Contracts

Our Financed Public Works Contracts program, or FPWC, previously known as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program is to provide a contractual framework that promotes an efficient execution of public works, in order to increase Mexico’s hydrocarbons production. The FPWC are public works contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Pemex-Exploration and Production retains the rights and title to all hydrocarbons produced and works performed under each FPWC, because all work is performed on behalf of Pemex-Exploration and Production.

The invitation for bids for the first two rounds of FPWC bidding, corresponding to works and services necessary for non-associated natural gas production in eight blocks in the Burgos basin, occurred in July 2003 and in the second half of 2004, respectively. On August 10, 2006, we launched the invitation for bids for the third round of FPWC bidding in the Burgos basin. During 2007, we awarded two contracts for the Nejo and Monclova blocks, but we did not receive any bids for the Euro block contract. During 2008, we awarded one contract for the Burgos VII block under the FPWC, for a total amount of U.S. $1,154 million. The following table summarizes the results of those rounds.

Block	Signature Date	Contractor	Contract Amount
			(in millions of
			U.S. dollars)

Reynosa-Monterrey	November 14, 2003	Repsol Exploración México, S.A. de C.V.	U.S.$	2,437
Cuervito	November 21, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		260
Misión	November 28, 2003	Servicios Múltiples de Burgos, S.A. de C.V., a consortium comprised by Tecpetrol (a subsidiary of Techint Group) and Industrial Perforadora de Campeche, S.A. de C.V.		1,036
Fronterizo	December 8, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		265
Olmos	February 9, 2004	Lewis Energy México, S. de R.L. de C.V.		344
Pandura-Anáhuac	December 9, 2004	Industrial Perforadora de Campeche, S.A. de C.V. and Compañía de Desarrollo y Servicios Petroleros, S.A. de C.V.		900
Pirineo	March 23, 2005	Monclova Pirineo Gas, S. de R.L. de C.V., a consortium comprised by Constructora Industrial Monclova, Materiales la Gloria, Alianz Petroleum, Steel Serv., Suelopetrol, NCT, Estudios y Proyectos and Petrotesting Colombia		645
Nejo	April 3, 2007	Iberoamericana de Hidrocarburos, S. A. de C. V.		912
Monclova	April 20, 2007	GPA Energy, S. A. de C. V:		434
Burgos VII	May 12, 2008	Dowell Schlumberger de México, S.A. de C.V. and OFS Servicios, S.A. de C.V.		1,154

Total			U.S.$	8,386

Source: Pemex-Exploration and Production.

Through December 31, 2008, a total of ten contracts had been awarded under the FPWC program, for a total amount of U.S. $8,386 million.

During 2008, through the FPWC program, 65 wells were drilled, 40 wells were completed and 426 square kilometers of three-dimensional seismic information was acquired, among other projects. The projects carried out in 2008 represented an investment of approximately U.S. $395 million. At the end of 2008, natural gas production in the ten blocks listed in the table above reached 305 million cubic feet per day.

There is one pending legal proceeding related to the FPWC program. See “Item 8—Financial Information—Legal Proceedings—Civil Actions.”

Collaboration Agreements

During 2007, Pemex-Exploration and Production entered into non-commercial scientific and technology agreements with Statoil, Royal Dutch Shell, ExxonMobil, Chevron, Maersk Olie og Gas, Nexen, Japan Oil, Gas and Metals National Corporation and Eni S.p.A., E&P (Exploration and Production) Division. In 2008, Pemex-Exploration and Production entered into additional scientific and technology agreements with Ecopetrol S.A., Chevron Deepwater Mexico, Inc., Total Cooperation Technique Mexique and Sociedad por Acciones Simplificada (S.A.S.). Through these agreements, PEMEX seeks to increase its technical and scientific knowledge in areas such as deep-water subsalt exploration and drilling; enhanced oil recovery processes, such as air injection; and reservoir characterization of complex structures. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

Refining

Refining Processes and Capacity

Pemex-Refining’s production processes include the following:

•	Atmospheric distillation. This process heats crude oil in a tube furnace at atmospheric pressure to distill refined products. The primary products produced are gasoline, kerosene, jet fuel, diesel, atmospheric gas oil and atmospheric residual crude oil.

•	Vacuum distillation. This process heats crude oil or other feedstock in a vacuum distillation column, which is operated at low pressures. The objective of this process is to maximize production of heavy vacuum gas oil.

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-Refining uses reforming processes to convert low octane gasoline into higher octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher octane products.

•	Hydrotreatment or resid hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulfur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

•	Alkylation and isomerization. This polymerization process unites olefins and isoparaffins. Butylenes and isobutanes are combined with sulfuric acid or hydrofluoric acid to rearrange straight-chain hydrocarbon molecules into branched-chain products. Pentanes and hexanes, which are difficult to reform, are isomerized through the use of aluminum chloride and other precious-metal catalysts. Normal butane may be isomerized to provide a portion of the isobutane feed needed for the alkylation process. The process produces a high octane, low sensitivity blending agent for gasoline.

•	Coking. This process is a severe method of thermal cracking used to upgrade heavy residuals into lighter products or distillates. Coking produces straight-run gasoline (coker naphtha) and various middle-distillate fractions used as catalytic feedstock, thus generating a concentrated solid material called coke of petroleum.

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2004	2005	2006	2007	2008
	(in thousands of barrels per day)

Production Process
Atmospheric distillation	1,540.0	1,540.0	1,540.0	1,540.0	1,540.0
Vacuum distillation	768.4	768.4	754.0	754.0	754.0
Cracking	374.5	374.5	380.5	380.5	380.5
Visbreaking	141.0	141.0	91.0	91.0	91.0
Reforming	301.3	301.3	279.3	279.3	279.3
Hydrotreatment	987.1	987.1	926.1	926.1	926.1
Alkylation and isomerization	143.9	143.9	152.5	152.5	128.5
Coking	100.0	100.0	100.0	100.0	100.0

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

At the end of 2008, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2008, our refineries processed 1,261 thousand barrels per day of crude oil (208 thousand barrels at Cadereyta, 152 thousand barrels at Madero, 162 thousand barrels at Minatitlán, 192 thousand barrels at Salamanca, 279 thousand barrels at Salina Cruz and 267 thousand barrels at Tula), which consisted of 710 thousand barrels per day of Olmeca and Isthmus crude oil and 551 thousand barrels per day of Maya crude oil.

Since 1993, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V., we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas. Under the Deer Park Limited Partnership agreement, P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company each provides 50% of the refinery’s crude oil input and owns 50% of the refinery’s output. The partnership completed a substantial upgrading program in mid-1995 to enable it to process Maya crude oil. P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company completed an expansion project at the refinery in Deer Park in April 2001, thereby increasing the capacity of the refinery by 60 thousand barrels per day to 340 thousand barrels per day. The expansion project included an expansion of the refinery’s existing coking unit, a new sulfur plant and upgrades to the crude distillation, distillates hydrotreating and hydrocracking units.

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined oil and natural gas products. Pemex-Refining produced 1,307 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2008, a decrease of 0.4% from 2007 levels. The decrease in refined products production was primarily due to programmed maintenance cycles in plants.

The following table sets forth, by category, Pemex-Refining’s production of refined products from 2004 through 2008.

Pemex-Refining Production

	Year Ended December 31,					2008
	2004	2005	2006	2007	2008	vs. 2007
		(in thousands of barrels per day)				(%)

Refinery crude oil runs	1,303.4	1,284.4	1,284.2	1,269.8	1,261.0	(0.7)
Refined products
Liquefied petroleum gas	28.0	30.6	25.4	26.6	25.9	(2.6)
Gasoline
Nova (leaded)/Base	3.9	4.8	7.5	4.5	6.5	44.4
Pemex Magna	418.5	412.0	413.7	425.7	418.7	(1.6)
Pemex Premium	43.8	38.2	35.0	26.1	25.4	(2.7)
Others	0.4	0.1	0.1	0.1	0.1	0.0

Total	466.7	455.1	456.2	456.4	450.7	(1.2)
Kerosene
Jet fuel	62.1	63.3	64.8	66.3	64.0	(3.5)

Total	62.1	63.3	64.8	66.3	64.0	(3.5)
Diesel
Pemex Diesel	319.6	312.3	318.3	326.2	336.1	3.0
Others	5.1	5.9	9.8	7.8	7.4	(5.1)

Total	324.7	318.2	328.1	334.0	343.5	2.8
Fuel oil	368.0	350.8	325.2	301.5	288.7	(4.2)
Other refined products
Asphalts	27.2	29.3	32.3	31.9	34.3	7.5
Lubricants	5.4	5.2	5.1	5.2	5.1	(1.9)
Paraffins	1.0	1.1	1.0	1.1	1.0	(9.1)
Still gas	49.9	51.9	56.7	55.2	54.9	(0.5)
Other refined products(1)	28.2	32.8	34.8	34.2	38.8	13.5

Total	111.7	120.2	129.9	127.6	134.1	5.1

Total refined products	1,361.2	1,338.3	1,329.7	1,312.4	1,306.9	(0.4)

Note:   Numbers may not total due to rounding.

(1)	Includes principally coke, along with other products such as aeroflex 1-2, furfural extract and light cyclic oil as of 2005.
Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2008, fuel oil represented 22%, gasoline represented 34% and diesel fuel represented 26% of total refined products production. Jet fuel represented 5% and LPG represented 2% of total production of refined products in 2008. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, over the past several years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) as opposed to leaded gasoline (Nova Base, a leaded gasoline, is produced only as a base for other products). All of our automotive gasoline production now consists of unleaded gasoline. In addition, we introduced new environmentally sound products such as Pemex Diesel, with 0.05% sulfur content. The share of Pemex Diesel as a percentage of total diesel produced by Pemex-Refining has remained constant at 98% from 2004 to 2008. We also promote LPG as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

Over the five years ended December 31, 2008, the value of Pemex-Refining’s domestic sales of refined products and petrochemicals was as follows:

Value of Domestic Sales(1)

	Year Ended December 31,										2008
	2004		2005		2006		2007		2008		vs. 2007
	(in millions of pesos)(2)
											(%)

Oil Products
Gasoline
Pemex Magna	Ps.	130,964.6	Ps.	162,803.3	Ps.	188,101.3	Ps.	209,006.5	Ps.	231,071.4	10.6
Pemex Premium		30,781.5		36,554.3		41,929.7		38,331.9		34,909.6	(8.9)
Aviation fuels		133.5		185.7		187.2		212.9		236.9	11.3
Others		101.4		66.1		97.9		74.1		69.0	(6.9)

Total		161,981.0		199,609.3		230,316.1		247,625.4		266,286.8	7.5
Kerosene
Jet fuel		12,217.4		17,534.9		19,607.4		23,369.3		31,936.4	36.7
Other kerosene		145.6		159.2		199.5		183.2		101.9	(44.4)

Total		12,362.8		17,694.0		19,807.1		23,552.5		32,038.3	36.0
Diesel
Pemex Diesel		57,651.1		72,351.9		78,894.3		84,752.0		96,434.7	13.8
Others		10,930.1		12,655.7		12,801.3		12,168.2		14,990.0	23.2

Total		68,581.2		85,007.6		91,695.6		96,920.1		111,424.7	15.0
Fuel oil
Total		35,174.4		42,668.4		44,926.5		42,395.7		61,670.2	45.5
Other refined products
Asphalts		3,188.2		3,820.1		5,976.0		6,107.4		11,492.9	88.2
Lubricants		1,388.9		1,658.7		2,137.3		2,167.9		3,318.1	53.1
Paraffins		161.4		217.4		233.7		247.7		371.6	50.0
Coke		36.4		50.4		82.8		98.0		112.7	15.0

Total	Ps.	4,775.0	Ps.	5,746.5	Ps.	8,429.7	Ps.	8,621.1	Ps.	15,295.3	77.4

Total Oil Products	Ps.	282,874.6	Ps.	350,725.8	Ps.	395,175.0	Ps.	419,114.8	Ps.	486,715.3	16.1

Petrochemicals(3)	Ps.	1,882.8	Ps.	2,236.9	Ps.	2,540.6	Ps.	2,508.1	Ps.	3,288.4	31.1

Notes:  Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” in this Item 4.

(2)	Figures for 2004, 2005 and 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 are stated in nominal pesos.

(3)	These are petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 80% of our fuel oil production during 2008 pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we agreed to supply to the Federal Electricity Commission during 2008 was 149,300 barrels per day, in accordance with the supply capacity of Pemex-Refining and the reduced requirements of the Federal Electricity Commission under its program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulfur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2008, this volume discount amounted to approximately 0.6% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2008 was Ps. 50,526 million, which represented 10.4% of our total revenues from domestic sales of refined products.

In 2008, our domestic sales of refined oil products increased by 16.1% in value, or Ps. 67,601 million, as compared to 2007 levels. This increase was due to a 4.4% increase in the volume of domestic distillates sales and a general increase in international prices of refined products.

The volume of our domestic gasoline sales in 2008 increased by 4.2%, from 760.9 thousand barrels per day in 2007 to 792.6 thousand barrels per day in 2008. The volume of our domestic diesel sales increased by 6.6%, from 358.4 thousand barrels per day in 2007 to 382.0 thousand barrels per day in 2008. The volume of our domestic sales of fuel oil decreased by 14.5%, from 256.9 thousand barrels per day in 2007 to 219.6 thousand barrels per day in 2008, primarily due to a decrease in the Federal Electricity Commission’s demand for fuel oil, which they are replacing with natural gas under an official program.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2008 was distributed as follows.

Volume of Domestic Sales

	Year Ended December 31,					2008
	2004	2005	2006	2007	2008	vs. 2007
	(in thousands of barrels per day, except where otherwise indicated)					(%)

Oil Products
Gasoline
Pemex Magna	525.5	559.6	601.8	658.9	706.2	7.2
Pemex Premium	110.4	111.7	116.3	101.3	85.7	(15.4)
Aviation fuels	0.4	0.5	0.5	0.5	0.5	0.0
Others	0.4	0.3	0.2	0.2	0.1	(50.0)

Total	636.7	672.1	718.9	760.9	792.6	4.2
Kerosenes
Jet fuel	57.8	58.7	61.2	67.9	65.0	(4.3)
Other kerosenes	0.7	0.8	1.0	0.9	0.4	(55.6)

Total	58.5	59.5	62.2	68.8	65.4	(4.9)
Diesel
Pemex Diesel	255.4	273.4	297.9	314.5	332.0	5.6
Others	47.3	46.7	46.9	43.9	50.0	13.9

Total	302.7	320.1	344.9	358.4	382.0	6.6
Fuel oil
Total	332.5	340.6	263.7	256.9	219.6	(14.5)
Other oil products
Asphalts	24.5	26.9	28.8	29.9	32.6	9.0
Lubricants	5.7	5.7	5.5	5.7	5.6	(1.8)
Paraffins	1.1	1.1	1.0	1.1	1.0	(9.1)
Coke	28.4	31.2	31.4	33.1	35.9	8.5

Total	59.7	64.8	66.7	69.8	75.0	7.4

Total oil products	1,390.0	1,457.1	1,456.4	1,514.8	1,534.6	1.3

Petrochemicals(1)	286.0	289.0	333.8	290.9	278.9	(4.1)

Note:   Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.
Source: Pemex BDI.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout the country. As of October 2006, all premium gasoline has an ultra-low sulfur content of 0.003%. Since January 2007, diesel sold at the northern border of Mexico has a sulfur content of 0.0015%. Our efforts to build and enhance our brands have also progressed during the past five years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities and technical assistance in the development of marketing and customer service programs. At the end of 2008, there were 8,351 retail service stations in Mexico, of which 8,303 were privately owned and operated as franchises and 48 were owned by Pemex-Refining. The total number of retail service stations increased by 5.2% from the 7,940 service stations as of December 31, 2007.

Pricing Decrees

In September 2007, the Mexican Government announced that it was suspending the periodic increases in retail prices of unleaded gasolines and diesel from October 2007 to December 2007. On December 21, 2007, the Mexican Government renewed the periodic increases in these prices. During 2008, these increases ranged from two to ten Mexican cents per liter per month for unleaded gasolines.

On January 7, 2009, President Felipe Calderón announced the Acuerdo Nacional en favor de la Economía Familiar y el Empleo (National Agreement in Favor of Family Economy and Employment), an agreement aimed at mitigating the effects on Mexico of the global economic crisis. The agreement suspended the periodic increases in the retail price of unleaded gasolines during 2009.

Periodic increases in diesel prices ranged from two to eight Mexican cents per liter per month during the first seven months of 2008, and from 20 to 30 Mexican cents per liter per month from August 2008 to February 2009. Since February 2009, diesel prices have been periodically increased by five Mexican cents per liter per month. Despite these increases, diesel prices in Mexico have remained below most international diesel reference prices.

Since the early 1980s, the Mexican Government has also established a discount of 30% on the price at which PEMEX sells domestic gas oil to the State of Chihuahua during the months of January, February and December of each year.

On January 29, 2008, the Mexican Government established a discount of 10% on the price at which PEMEX sells fuel oil to the Federal Electricity Commission. This discount was effective from January 1, 2008 to March 31, 2008. From April 2008 to November 2008, the discount was 8%. Since December 2008, the price at which PEMEX sells fuel oil to the Federal Electricity Commission has been linked to international market prices in accordance with a pricing methodology established by the Mexican Government. This methodology is based on the price of oil in the U.S. Gulf of Mexico coastal region, and is then adjusted for quality as well as expenses related to distribution.

In addition, as of January 2009, pursuant to the National Agreement in Favor of Family Economy and Employment, the international reference price used by PEMEX in sales of fuel oil to the Federal Electricity Commission was changed from a three-month daily average to a one-month daily average in an effort to reduce the cost of electricity to end users.

The Mexican Government could modify these price controls or impose additional price controls in the future.

Investments

Over the past several years, Pemex-Refining has focused its investment program on enhancing the quality of the gasoline and diesel it produces to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crudes in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crudes we do export. In the medium-term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2008, Pemex-Refining imported approximately 330.1 thousand barrels per day of unleaded gasoline, which represented almost 41.8% of total domestic demand for unleaded gasoline in that year. In 2008, Pemex-Refining invested Ps. 17,380 million in capital expenditures, 8.8% more than its Ps. 15,979 million of capital expenditures in 2007. Of this Ps. 17,380 million in investment, Pemex-Refining allocated Ps. 7,156 million to the Minatitlán project, Ps. 806.4 million to its investments to expand and upgrade refineries and related installations, Ps. 1,619.5 million to environmental and industrial safety projects, Ps. 5,480.4 million to rehabilitation projects and Ps. 2,317.3 million to other projects and acquisitions.

Clean Fuels Project. Construction is planned to begin in 2009 on several new ultra-low sulfur gasoline (ULSG) post-treatment plants, and in 2010 on additional ultra-low sulfur diesel plants, to implement our clean fuels project. Until construction is completed, we will import ultra-low sulfur fuels in order to meet local demand. The project will be developed in our six refineries. The first phase will include the installation of eight gasoline post treatment units, the capacities of which are set forth below by refinery. Construction of these units is expected to be completed by 2013. The construction of our ultra-low sulfur diesel plants is currently in the engineering development stage.

	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula

ULSG units (tbpd)	1 (42)	2 (20)	1 (30)	1 (25)	2 (25)	1 (30)

The following table sets forth by refinery the number of new as well as reconfigured units under the Clean Fuels Project.

Clean Fuels Project New and Reconfigured Units

	Refineries
Processing Plants	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula	Total

New gasoline post-treatment units	1	2	1	1	2	1	8
New diesel units	1	2	1	1	-	-	5
Reconfigured diesel units	3	1	1	3	4	5	17

Source: Pemex-Refining.

New Refinery Project. In August 2008, Petróleos Mexicanos presented to the Mexican Congress the results of the study it commissioned to evaluate ways to increase its refining capacity and to determine the viability of, and optimal location for, a new refinery. Subsequently, as part of the Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), on October 8, 2008, President Calderón proposed using a portion of the accumulated resources of the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Fund for the Stabilization of Investment in the Infrastructure of Petróleos Mexicanos, or FEIIP) to finance the construction of a new refinery. After an in-depth technical and economic analysis of the viability and profitability of the project, the Director General of Petróleos Mexicanos announced on April 14, 2009 that PEMEX had chosen Tula, in the state of Hidalgo, as the location for the new refinery, subject to the donation of land for the project by the government of Hidalgo to Pemex-Refining within 100 days following the announcement. If the land were not donated within this period, then the new refinery would instead be constructed in Salamanca, in the state of Guanajuato. During the construction phase, the project is expected to create, directly and indirectly, between 41,400 and 48,300 jobs. The new refinery is scheduled to begin operations in 2015, creating an additional 1,000 to 1,400 permanent jobs. PEMEX expects to carry out both of these phases of the project in a manner that minimizes environmental risks, and that the new refinery will comply fully with environmental and safety regulations. The new refinery is expected to have a Maya crude oil processing capacity of 250 thousand barrels per day, and to produce approximately 142 thousand barrels per day of gasoline, 82 thousand barrels per day of diesel and 12 thousand barrels per day of jet fuel. All distilled products of the refinery will meet ultra-low sulfur content specifications, and no fuel oil will be produced. The total estimated cost of the refinery is U.S. $9.0 billion.

On April 14, 2009, the Director General of Petróleos Mexicanos also announced plans for the reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca, with a focus on residual conversion into high-value distillates (without a need for increased crude oil processing), as well as upgrading of the lubricants train (to produce group II lubricants). This reconfiguration, together with construction of the new refinery in Tula, is expected to increase the capacity and profitability of the entire national refining system.

Minatitlán Project. This refining project is intended to increase production of high quality gasoline and middle distillates and to increase Maya crude oil processing to 70% of all crude oil processing performed. The project consists of six contracts awarded through competitive bidding during the period from 2003 to 2005.

		Contract Amount
Contractor(s)	Contract Date	(in millions of U.S. dollars)

Tradeco Infraestructura, S.A. de C.V and Pager de Tabasco, S.A. de C.V.	November 2003	U.S. $	43.8
ICA Fluor Daniel, S. de R.L. de C.V.	October 2004		684.4
Dragados Proyectos Industriales de México, S.A. de C.V. and Dragados Industrial, S.A.	October 2004		534.1
Mina-Trico, S. de R.L. de C.V.	January 2005		317.0
Proyectos Ebramex, S. de R.L. de C.V.	January 2005		317.9
Samsung Ingeniería Minatitlán, S.A. de C.V. and Samsung Engineering, Co. Ltd.	January 2005		154.1

As of December 31, 2008, construction related to the first contract was completed. Due to delays in the construction, we now expect the five remaining portions of the project to be completed in 2009 and 2010.

During 2008, we spent an estimated Ps. 7,156 million on the Minatitlán project, including capitalized interest in the amount of Ps. 912.6 million.

2009 Refining Investment Budget. For 2009, Pemex-Refining has budgeted Ps. 22,951 million of expenditures for investment projects. Pemex-Refining will invest 55% of the total amount to expand and upgrade refineries and related installations, 4% on the planning of a new refinery, 12% in environmental and industrial safety projects, 21% in rehabilitation projects and 8% in other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production increased by 14.2% in 2008, from 6,059 million cubic feet per day in 2007 to 6,919 million cubic feet per day, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals decreased by 1.0%, from 4,283 million cubic feet per day in 2007 to 4,240 million cubic feet per day in 2008. Natural gas production associated with crude oil production accounted for 62.4% of total natural gas production in 2008, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 154 fields (or 44.8% of the 344 producing fields) accounted for 37.6% of all production in 2008. Of total production, 42.3% originated in the Marine region, 21.0% in the Southern region and the remainder, 36.7% in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemical’s gas processing facilities. At the end of 2008, Pemex-Gas and Basic Petrochemicals owned 12 facilities.

The following facilities are located in the Southern region:

•	Cactus. This facility contains 22 plants that together produced 785 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.5%), 18 thousand barrels per day of ethane, 27 thousand barrels per day of liquefied gas, 13 thousand barrels per day of naphtha and 268 thousand tons of sulfur in 2008.

•	Ciudad Pemex. This facility contains eight plants that together produced 708 million cubic feet per day of dry gas and 210 thousand tons of sulfur in 2008.

•	Cangrejera. This facility contains three plants that together produced 35 thousand barrels per day of ethane, 43 thousand barrels per day of liquefied gas, 13 thousand barrels per day of naphtha and one thousand tons of sulfur in 2008.

•	Morelos. This facility contains one plant that produced 30 thousand barrels per day of ethane, 40 thousand barrels per day of liquefied gas and 10 thousand barrels per day of naphtha in 2008.

•	Nuevo Pemex. This facility contains 13 plants that together produced 822 million cubic feet per day of dry gas, 21 thousand barrels per day of ethane, 48 thousand barrels per day of liquefied gas, 25 thousand barrels per day of naphtha and 164 thousand tons of sulfur in 2008.

•	Pajaritos. This facility contains one plant that produced ten thousand barrels per day of ethane in 2008.

•	La Venta. This facility contains one plant that produced 122 million cubic feet per day of dry gas in 2008.

•	Matapionche. This facility contains five plants that together produced 48 million cubic feet per day of dry gas, two thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and eight thousand tons of sulfur in 2008.

The following facilities are located in the Northern region:

•	Reynosa. This facility contains two plants that together produced 114 million cubic feet per day of dry gas, one thousand barrels per day of ethane, two thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and one thousand barrels per day of other products in 2008.

•	Poza Rica. This facility contains four plants that together produced 69 million cubic feet per day of dry gas, three thousand barrels per day of ethane, three thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and seven thousand tons of sulfur in 2008.

•	Arenque. This facility contains three plants that together produced 24 million cubic feet per day of dry gas, one thousand barrels per day of a blend of ethane and natural gas liquids, and two thousand tons of sulfur in 2008.

•	Burgos. This facility contains eight plants that together produced 769 million cubic feet per day of dry gas, 18 thousand barrels per day of liquefied gas and ten thousand barrels per day of naphtha in 2008.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2008.

Natural Gas and Condensates Processing and Production(1)

	Year Ended December 31,					2008
	2004	2005	2006	2007	2008	vs. 2007
						(%)
		(in millions of cubic feet per day,
		except where otherwise indicated)

Processing
Wet gas	3,963	3,879	4,153	4,283	4,240	(1.0)
Sour gas	3,349	3,153	3,203	3,162	3,188	0.8
Sweet gas(2)	614	726	950	1,120	1,052	(6.1)
Condensates(3)	107	102	101	79	54	(31.6)
Gas to natural gas liquids extraction	3,925	3,810	4,108	4,264	4,224	(0.9)
Wet gas	3,803	3,712	3,987	4,134	4,085	(1.2)
Reprocessing streams(4)	123	98	121	130	139	6.9
Production
Dry gas(5)	3,144	3,147	3,445	3,546	3,461	(2.4)
Natural gas liquids(6)(7)	451	436	436	405	376	(7.2)
Liquefied petroleum gas(6)	225	215	215	199	182	(8.5)
Ethane(6)	133	129	127	119	117	(1.7)
Naphtha(6)(8)	90	88	92	85	74	(12.9)
Sulfur(9)	759	692	711	659	660	0.2

Note:   Numbers may not total due to rounding.

(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 6,919 million cubic feet per day of natural gas in 2008.
(2)	Includes sweet vapor from condensates.

(3)	Includes internal streams.

(4)	Reprocessing of pipeline dry gas at various cryogenic plants.

(5)	Does not include ethane reinjected into the natural gas stream.

(6)	In thousands of barrels per day.

(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.

(8)	Includes pentanes.

(9)	In thousands of tons.

Source: Pemex BDI.

Processing Capacity

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in millions of cubic feet per day,
	except where otherwise indicated)

Sweetening plants
Sour condensates(1)	144	144	144	144	144
Sour natural gas	4,503	4,503	4,503	4,503	4,503
Natural gas liquids recovery plants
Cryogenics(2)	4,992	4,992	5,392	5,392	5,592
Absorption	554	350	350	350	350

Total	5,546	5,342	5,742	5,742	5,942
Natural gas liquids fractionating(1)(3)	574	574	587	587	587
Processing of hydrosulfuric acid(4)	219	219	219	219	219

(1)	In thousands of barrels per day.

(2)	In 2004, two modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day. In 2006, two additional modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day. In 2008, a fifth modular cryogenic plant started operations at the Burgos complex, with a capacity of 200 million cubic feet per day.

(3)	In 2004, a liquids fractionating plant began operations at the Burgos complex, with a capacity of 5.7 thousand barrels per day. In 2006, this plant’s processing capacity was adjusted to four thousand barrels per day. In 2006, two liquids fractionating plants began operations at the Burgos complex, each with a capacity of seven thousand barrels per day.

(4)	In 2006, one sulfur recovery plant began operations at the Cangrejera complex, with a capacity of ten tons per day of sulfur production.
Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,251 million cubic feet per day in 2008, a 0.9% increase from the 2007 domestic consumption of 5,204 million cubic feet per day. The subsidiary entities consumed approximately 41.5% of the total domestic dry gas consumed in 2008, while the industrial-distributor sector consumed 24.1%, the electrical sector consumed 31.8% and the electrical autogeneration sector consumed 2.6%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico which, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 450.4 million cubic feet per day of dry gas in 2008, an increase of 16.8% from the 385.6 million cubic feet per day imported in 2007.

Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities and liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams decreased from 405 thousand barrels per day in 2007 to 376 thousand barrels per day in 2008.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 48 thousand barrels per day in 2008, a 34.2% decrease from 73 thousand barrels per day in 2007. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Reynosa and Burgos facilities to produce solvents, naphtha and heavy naphtha.

In March and July 2006, Pemex-Gas and Basic Petrochemicals commenced the operation of two modular cryogenic plants (numbers 3 and 4) and two liquid fractionating plants (numbers 3 and 4) at the Burgos gas processing center in northern Mexico, in order to recover the liquid hydrocarbons associated with the natural gas production in the Burgos basin and ensure sufficient supply of natural gas in Mexico. Each cryogenic plant has a processing capacity of 200 million cubic feet per day of sweet wet gas, while each fractionating plant has a processing capacity of seven thousand barrels per day of sweet condensates.

In January 2007, we began building cryogenic plants numbers 5 and 6, each one with a processing capacity of 200 million cubic feet per day. Cryogenic plant number 5 began operations in December 2008 and plant number 6 began commercial operations in February 2009. With the completion of this phase of the project, the total cryogenic capacity at the Burgos gas-processing center has reached 1,200 million cubic feet per day.

The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black, naphthas and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. All other petrochemical products may be produced by Pemex-Petrochemicals, Pemex-Refining or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell them either internally, within plants in the same unit or complex, or to sell them to Petróleos Mexicanos and the subsidiary entities.

Over the five years ended December 31, 2008, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales were distributed as follows.

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year Ended December 31,										2008
	2004		2005		2006		2007		2008		vs. 2007
			(in millions of pesos)(2)
											(%)

Natural gas	Ps.	77,196.4	Ps.	85,333.7	Ps.	78,187.2	Ps.	78,933.2	Ps.	105,049.7	33.1
Liquefied petroleum gas		47,595.9		52,396.1		54,687.3		54,456.5		55,972.2	2.8
Petrochemicals
Hexane		319.1		439.1		392.5		344.8		484.6	40.5
Dissolving agents		69.6		120.8		113.9		81.6		132.2	62.0
Sulfur		210.8		200.2		247.1		236.1		1,817.7	669.9
Carbon black		413.9		687.2		850.6		1,038.5		1,423.6	37.1
Pentanes		51.6		41.9		75.3		63.1		115.2	82.6
Heptane		46.4		69.7		72.4		68.3		85.8	25.6
Butane		77.7		95.3		104.1		141.1		168.5	19.4
Propane		45.6		47.4		50.9		60.5		78.7	30.1
Others		15.5		4.8		6.2		3.4		8.7	155.9

Total Petrochemicals		1,250.1		1,706.5		1,913.2		2,037.4		4,314.9	111.8

Total	Ps.	126,042.3	Ps.	139,436.1	Ps.	134,787.7	Ps.	135,427.4	Ps.	165,336.9	22.1

Note:   Numbers may not total due to rounding.

(1)	Excludes value added tax.

(2)	Figures for 2004, 2005 and 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 are stated in nominal pesos.
Source: Pemex BDI.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2008.

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

		Ownership
Subsidiary	Principal Activity	Interest
		(%)

Mex Gas International, Ltd.(2)	Holding company	100.00
Pasco International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.(3)	Storage and distribution of liquid sulfur	100.00
Pan American Sulphur, Ltd.	Storage and distribution of sulfuric acid and distillates	99.87
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2008.
(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 3b. to our consolidated financial statements included herein.
(3)	Pasco Terminals, Inc. is a wholly owned subsidiary company of Pasco International, Ltd.
Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2008.

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

		Ownership
Subsidiary	Principal Activity	Interest
		(%)

Gasoductos de Chihuahua, S. de R.L. de C.V	Transport of gas	50.00
CH4 Energía, S.A. de C.V.	Trading of gas	50.00

(1)	As of December 31, 2008.
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

Pricing Decrees

Natural gas prices for domestic sale are calculated in accordance with the directives of the Energy Regulatory Commission as published in the Official Gazette of the Federation on March 20, 1996. These prices reflect the natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

Since 2003, price control mechanisms for LPG have been implemented through governmental decrees. On December 28, 2007, President Calderón issued a new decree establishing the maximum LPG price for first-hand and end-user sales. The decree became effective on January 1, 2008 and established a monthly increase of Ps. 0.0317 per kilogram over the first-hand sale weighted average price of LPG before taxes. This price was effective from January 2008 to May 2008. From June 2008 to December 2008, the amount of these price increases varied from month to month.

In January 2009, two resolutions were issued, the first established a domestic weighted average price per kilogram of LPG to the public that became effective on January 1 and expired on January 8. The second was issued on January 7, 2009, whereby President Calderón announced the National Agreement in Favor of Family Economy and Employment, an agreement aimed at mitigating the effects on Mexico of the global economic crisis. The agreement suspended the periodic increases in the retail price of LPG, beginning on January 12, 2009 and effective through December 31, 2009. The prices established by each of these decrees were Ps. 8.92 and Ps. 8.03, respectively, the second of which represents a discount of almost 10%.

On January 8, 2009, and also under the National Agreement in Favor of Family Economy and Employment, a resolution was issued establishing terms and conditions applicable to the transportation, storage, distribution and first-hand sale of fuel oil and basic petrochemicals, as well as related pricing methodologies, as discussed under “—Refining” above.

The Mexican Government could modify these price controls or impose additional price controls in the future.

Natural Gas Hedging Operations

Pemex-Gas and Basic Petrochemicals offers, as a value added service, various hedging contracts to its domestic customers to protect them against fluctuations in the prices of natural gas. For information on hedging contracts offered to natural gas domestic customers, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered into for Trading Purposes.”

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 4,203 million in 2008, as compared to Ps. 4,004 million in 2007, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2009, the Mexican Government approved Ps. 4,159 million in nominal terms for capital expenditures for Pemex-Gas and Basic Petrochemicals, including Ps. 269 million for the modular cryogenic plants at the Burgos Gas Processing Center (GPC) in Reynosa.

Electric Energy Cogeneration Program

As part of PEMEX’s Programa de Cogeneración de Energía Eléctrica (Electric Energy Cogeneration Program), on August 28, 2008, PEMEX launched an international tender for the construction of its first large-scale cogeneration plant at the GPC at the Nuevo Pemex complex in the state of Tabasco. Pemex-Gas and Basic Petrochemicals will be able to use the electric energy generated by the plant at the GPC, and may use any surplus electric energy production in other PEMEX facilities.

The Electric Energy Cogeneration Program is a two-stage program. In the short term, the program is intended to permit PEMEX to reduce its reliance on energy supplied by the Federal Electricity Commission and Central Light and Power. Over the medium- and long-term, PEMEX expects that these large-scale cogeneration projects will permit it to replace inefficient equipment at the end of their useful lives and to sell excess energy production to these Mexican governmental entities.

Petrochemicals

Capacity

At the end of 2008, Pemex-Petrochemicals operated six petrochemical complexes and one petrochemical unit for the production of non-basic petrochemical products. Pemex-Petrochemicals also owns the Camargo petrochemical complex, which ceased operations eight years ago, and a petrochemical unit at Reynosa, which ceased operations in August 1998. At the end of 2008, Pemex-Petrochemicals owned 51 plants, including those that were not producing. Pemex-Petrochemicals had a total installed capacity of 14.0 million tons of petrochemical products per year in 2008, representing an increase from 2007 as a result of increased capacity and the initiation of gasoline production at the Cangrejera Petrochemical Complex under a change in its processing program.

Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below.

Pemex-Petrochemicals’ Total Capacity

	Year Ended December 31,
Petrochemical Facility	2004	2005	2006	2007	2008
		(in thousands of tons)

Cosoleacaque	4,975	4,975	4,975	4,975	4,975
Cangrejera	3,255	3,280	3,280	3,280	4,214
Morelos	2,263	2,263	2,263	2,263	2,575
Pajaritos	1,021	1,021	1,021	1,021	1,244
Escolín	337	337	337	337	337
San Martín Texmelucan	288	288	288	288	286
Camargo	333	333	333	333	333
Tula	76	76	76	76	68

Total	12,546	12,571	12,571	12,571	14,034

Note:   Numbers may not total due to rounding.
Source: Pemex BDI.

Production

Pemex-Petrochemicals manufactures various non-basic petrochemical products, including:

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

The total annual production of Pemex-Petrochemicals in 2008 was 13,164 thousand tons, which included 5,323 thousand tons of refined products. Our combined total annual petrochemical production (including all subsidiaries) increased by 1.8%, from 11,757 thousand tons in 2007 to 11,973 thousand tons in 2008. Of this amount, Pemex-Petrochemicals produced 7,841 thousand tons of petrochemicals in 2008, representing a 4.6% increase from its production of 7,496 thousand tons in 2007. The increase in petrochemical production was a result of greater ammonia production resulting from greater demand for urea and greater high octane hydrocarbon production, which was reactivated due to higher demand from Pemex-Refining during 2008. These increases were partially offset by decreased production of vinyl chloride and paraxylene, due to market conditions. The remainder was produced by Pemex-Gas and Basic Petrochemicals. For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

Pemex-Petrochemicals’ production increased in 2008 to the highest production level of the past five years. During the past five years, Pemex-Petrochemicals has increased production of some products, like ammonia at the Cosoleacaque petrochemical complex (due to high demand for urea production and fertilizers), linear low-density polyethylenes at the Morelos petrochemical complex (due to greater level of production) and ethylene oxide and glycols at the Morelos and Congrejera petrochemical complexes (due to high demand by our main customers). The vinyl chloride monomer plant at the Pajaritos petrochemical complex has decreased its production due to certain operational difficulties in 2008—including non-programmed maintenance and de-coking of pyrolysis furnaces and related peripheral equipment—and decreased its production of paraxylene due to market conditions. We met our methanol demand by relying on imported products.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2008.

Pemex-Petrochemicals Production

	Year Ended December 31,					2008
	2004	2005	2006	2007	2008	vs. 2007
		(in thousands of tons per year)				(%)

Liquids
Hexanes	66	66	53	56	54	(3.6)
Heptanes	11	15	14	13	23	76.9

Total	77	81	68	69	77	11.6
Other inputs
Oxygen	418	433	447	410	455	11.0
Nitrogen	112	118	117	106	135	27.4
Hydrogen	162	184	167	161	148	(8.1)

Total	692	735	731	677	738	9.0
Petrochemicals
Methane derivatives	1,668	1,242	1,404	1,859	2,202	18.5
Ethane derivatives	2,073	2,440	2,748	2,607	2,604	(0.1)
Aromatics and derivatives	1,222	1,187	1,089	1,338	1,354	1.2
Propylene and derivatives	116	104	24	47	17	(63.8)
Others	327	321	338	708	707	(0.1)

Total	5,406	5,294	5,603	6,559	6,884	5.0
Other products
Hydrochloric acid	38	93	126	141	93	(34.0)
Muriatic acid	11	16	44	50	49	(2.0)

Total	49	109	170	191	142	(25.7)

Subtotal	6,223	6,219	6,572	7,496	7,841	4.6

Refined products(1)	n.a.	n.a.	n.a.	5,068	5,323	5.0

Total	6,223	6,219	6,572	12,565	13,164	4.8

Notes:  Numbers may not total due to rounding.
      n.a. = not applicable.

(1)	Began production in 2007 using plants transferred from Pemex-Refining to Pemex-Petrochemicals. Refined products produced at these plants are basically virgin stock.
Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 1,614.0 million in 2008 in capital expenditures, of which Ps. 203.9 million corresponds to the Fund for Use of Infrastructure Works and Ps. 1,394.1 million was used in the following ongoing projects: expansion of the first phase of our ethlene oxide production capacity from 225 to 360 thousand tons per year at the Morelos petrochemical complex; complementary projects at the high density polyethylene production plant (swing plant) to produce 300 thousand tons per year of low and/or high density polyethylene at the Morelos petrochemical facility; the expansion of the Morelos petrochemical complex’s ethylene plant production capacity from 600 to 900 thousand tons per year (second phase); the expansion of styrene plant production capacity from 150 to 250 thousand tons per year at the Cangrejera petrochemical complex; and investment in security, as well as maintaining capacity at Pemex-Petrochemicals’ facilities. Pemex-Petrochemicals also invested Ps. 16.0 million in capital expenditures in 2008 in connection with the modernization and expansion of the capacity, from 240 to 468 thousand tons per year, of the aromatics production train at the Cangrejera petrochemical complex.

Pemex-Petrochemicals’ 2009 budget includes Ps. 2,440 million in capital expenditures, of which it has allocated Ps. 233 million to continue the expansion of ethylene oxide capacity, Ps. 519 million for expansion of aromatics, Ps. 464 million for security and environmental protection projects, Ps. 922 million for maintaining the production capacity of the plants, Ps. 42 million for modernizing and optimizing projects, and Ps. 260 million for administrative infrastructure projects, among others.

Pemex-Petrochemicals expects that its investment budget for 2009 will allow it to meet its contractual commitments and other commitments arising from the engineering and construction bidding process in connection with the projects mentioned above.

Domestic Sales

In 2008, the value of the domestic sales of Pemex-Petrochemicals’ petrochemical products increased by 20.5%, from Ps. 21,424.2 million in 2007 to Ps. 25,823.5 million in 2008. This increase was primarily due to an increase in the prices of some of the products manufactured by Pemex-Petrochemicals, such as polyethylene, ethylene oxide and monoethylene glycol. Ethylene derivatives are some of the most important products in terms of demand in Pemex-Petrochemicals’ domestic sales.

Over the five years ended December 31, 2008, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining are included under “—Gas and Basic Petrochemicals” and “—Refining” above.

Value of Domestic Sales(1)

	Year Ended December 31,										2008
	2004		2005		2006		2007		2008		vs. 2007
											(%)
			(in millions of pesos)(2)

Petrochemical Product
Ethane derivatives	Ps.	9,290.0	Ps.	11,084.5	Ps.	11,663.1	Ps.	11,742.2	Ps.	14,137.8	20.4
Aromatics and derivatives		5,193.1		6,006.9		6,050.7		5,898.5		5,335.1	(9.6)
Methane derivatives		2,418.9		2,746.3		2,786.9		3,124.9		5,438.8	74.0
Propylene and derivatives		1,246.0		1,173.9		352.6		346.8		386.6	11.5
Others		162.7		287.1		278.5		311.8		525.3	68.5

Total	Ps.	18,310.7	Ps.	21,298.7	Ps.	21,131.8	Ps.	21,424.2	Ps.	25,823.5	20.5

Note:  Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures for 2004, 2005 and 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 are stated in nominal pesos.
Source: Pemex BDI.

International Trading

The PMI Group

The PMI Group conducts international commercial activities for our crude oil, refined and petrochemical products, except for natural gas, which is marketed directly by Pemex-Gas and Basic Petrochemicals. The PMI Group’s main objective is to assist in maximizing our profitability and optimizing our operations through the use of international trade, facilitating the link between the international markets and us and pursuing new business opportunities in marketing our products. The PMI Group manages the international sales of our crude oil and petroleum products and acquires in the international markets those petroleum products that we import to satisfy domestic demand. Sales of crude oil are carried out through PMI. Sales and purchases of petroleum products in the international markets are carried out through P.M.I. Trading, Ltd., which also performs third-party trading, transportation and risk-management activities.

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,403 thousand barrels per day of crude oil in 2008, which represented 50.3% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year Ended December 31,
	2004		2005		2006		2007		2008
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	221	12	216	12	231	13	173	10	130	9
Isthmus (API gravity of 32°-33°)	27	1	81	4	68	4	41	2	23	2
Maya (API gravity of 21°-22°)	1,608	86	1,506	83	1,480	83	1,460	87	1,240	88
Altamira (API gravity 15.0°-16.5°)	13	1	15	1	14	1	13	1	11	1

Total	1,870	100	1,817	100	1,793	100	1,686	100	1,403	100

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
Source: PMI operating statistics and Indicadores Petroleros.

	Year Ended December 31,
	2004		2005		2006		2007		2008
			(U.S. dollars per barrel)

Crude Oil Prices
Olmeca	U.S.$	39.34	U.S.$	53.91	U.S.$	64.67	U.S.$	70.89	U.S.$	99.37
Isthmus		38.04		53.11		57.29		69.92		81.09
Maya		29.82		40.61		51.10		60.38		82.92
Altamira		28.12		36.07		45.75		53.71		79.69
Weighted average realized price	U.S.$	31.05	U.S.$	42.71	U.S.$	53.04	U.S.$	61.64	U.S.$	84.38

Source: PMI operating statistics and Indicadores Petroleros.

Geographic Distribution of Export Sales

In 2008, 81.3% of PMI’s sales of our crude oil exports were to customers located in the United States. As of December 31, 2008, PMI had 22 customers in 14 countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, the Netherlands Antilles, India and Canada.

The following table sets forth our crude oil export sales by country.

Crude Oil Exports by Country

	Percentage of Exports
	2004	2005	2006	2007	2008

United States	79.2%	78.6%	80.3%	80.2%	81.3%
Spain	8.0	8.9	8.0	7.4	8.8
Netherlands Antilles	6.2	5.2	4.3	4.1	2.6
India	1.9	1.8	1.8	2.1	2.5
Canada	1.5	2.0	2.0	1.8	1.8
Others	3.1	3.6	3.5	4.4	3.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:   Numbers may not total due to rounding.
Source: PMI operating statistics.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports from January 1, 2004 through December 31, 2008. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	At December 31,
	2004		2005		2006		2007		2008
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)

PMI Crude Oil Export Sales to:
United States and Canada	1,510	81	1,464	81	1,477	82	1,383	82	1,166	83
Europe	178	10	194	11	171	10	163	10	145	10
Central and South America	145	8	125	7	113	6	104	6	57	4
Far East	36	2	34	2	32	2	35	2	35	2

Total	1,870	100	1,817	100	1,793	100	1,686	100	1,403	100

Olmeca (API gravity of 38°-39°)
United States and Canada	208	11	200	11	214	12	160	9	115	8
Others	14	1	16	1	17	1	13	1	14	1

Total	221	12	216	12	231	13	173	10	130	9

Isthmus (API gravity of 32°-33°)
United States and Canada	6	-	38	2	41	2	16	1	12	1
Others	22	1	43	2	27	1	25	2	11	1

Total	27	1	81	4	68	4	41	2	23	2

Maya (API gravity of 21°-22°)
United States and Canada	1,283	69	1,212	67	1,208	67	1,195	71	1,028	73
Others	325	17	294	16	272	15	265	16	212	15

Total	1,608	86	1,506	83	1,480	83	1,460	87	1,240	88

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	13	1	15	1	14	1	13	1	11	1
Others	-	-	-	-	1	-	-	-	-	-

Total	13	1	15	1	14	1	13	1	11	1

Notes:	Numbers may not total due to rounding.
tbpd = thousands barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products measured in degrees on the American Petroleum Institute scale.
On the API scale, oil with the least specific gravity has the highest API gravity. In addition, if all other things are equal, the higher the API gravity, the greater the value of the crude oil.
Source: PMI operating statistics.

PMI sells a significant percentage of its crude oil under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. PMI sells crude oil on a Free On Board (FOB) basis (at the shipping point).

PMI has entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI provides the purchasers with certain support mechanisms that protect, in certain adverse market conditions, the purchasers’ investments. Upon the expiration of these contracts, the commercial relationship continues under evergreen contracts. These agreements include:

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

Deer Park refinery joint venture with a total of approximately 200 thousand barrels per day, 50 of which were under the support mechanism for such contract for a period of seven years following project completion, which occurred in April 2001. Effective May 2008, the support mechanism ended, and the contract volume is for approximately 170 thousand barrels per day until 2023, with provision for possible increases in this volume under certain circumstances.

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

These long-term crude oil supply agreements further our strategy of enhancing the export value of Mexican heavy crude oil in relation to the value of other grades of oil by creating incentives for refiners to invest in new high-conversion refineries, which are capable of upgrading a significant proportion of the residue produced from processing Maya and Altamira crude oil.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2008.

Volume of Exports and Imports

	Year Ended December 31,					2008
	2004	2005	2006	2007	2008	vs. 2007
	(in thousands barrels per day, except as noted)					(%)

Exports
Crude Oil
Olmeca	221.4	215.8	230.6	172.7	129.6	(25.0)
Isthmus	27.4	81.0	68.3	41.1	23.0	(44.0)
Altamira	13.4	14.7	14.3	12.7	10.6	(16.5)
Maya	1,608.1	1,505.6	1,479.5	1,459.6	1,240.0	(15.0)

Total crude oil	1,870.3	1,817.1	1,792.7	1,686.1	1,403.4	(16.8)
Natural gas(1)	-	23.9	32.7	138.7	107.4	(22.6)
Refined products	151.8	186.2	188.2	176.9	184.1	4.1
Petrochemical products(2)(3)	915.7	853.6	823.7	746.0	539.6	(27.7)
Imports
Natural gas(1)	765.6	480.4	451.0	385.6	450.4	16.8
Refined products	310.5	391.9	431.1	494.0	548.2	10.9
Petrochemical products(2)(4)	276.6	397.4	435.6	425.1	439.8	3.5

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2007 may be adjusted to reflect the percentage of water in each shipment.

(1)	Fuel oil equivalent. Numbers expressed in millions of cubic feet per day.
(2)	Thousands of metric tons.
(3)	Includes propylene.
(4)	Includes isobutane, butane and N-butane.
Source: PMI operating statistics.

Crude oil exports decreased by 16.8% in 2008, from 1,686.1 thousand barrels per day in 2007 to 1,403.4 thousand barrels per day in 2008, mainly as a result of lower crude oil production, especially during the fourth quarter, during which time bad weather conditions exacerbated export reductions.

Natural gas imports increased by 16.8% in 2008, from 385.6 million cubic feet per day in 2007 to 450.4 million cubic feet per day in 2008, due to increased domestic demand, which made it necessary to increase natural gas imports. We exported 107.4 million cubic feet per day of natural gas in 2008, a decrease of 22.6% as compared to natural gas exports in 2007 of 138.7 million cubic feet per day.

In 2008, exports of refined products increased by 4.1%, from 176.9 thousand barrels per day in 2007 to 184.1 thousand barrels per day in 2008, due to increased sales of fuel oil and jet fuel. The main product exports by volume were naphtha, fuel oil and virgin stock. Imports of refined products increased by 10.9%, from 494.0 thousand barrels per day in 2007 to 548.2 thousand barrels per day in 2008, due to growth in demand of gasoline and diesel. As of January 2007, clean fuels specifications for gasoline and diesel for transportation were established in México. Imports of ultra-low sulfur diesel and ultra-low sulfur premium gasoline were required to meet domestic demand. During 2009, import volumes of refined products are expected to increase by 5.0% as a result of an increase in domestic demand for gasoline and ultra-low sulfur diesel. We also expect a substantial increase (of around 75%) in exports of Mexican fuel oil, due to reduced requirements for this product by the Federal Electricity Commission.

PMI Trading sells refined and petrochemical products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2008.

Value of Exports and Imports(1)

	Year Ended December 31,										2008
	2004		2005		2006		2007		2008		vs. 2007
			(in millions of nominal U.S. dollars)								(%)

Exports
Olmeca	U.S.$	3,187.9	U.S.$	4,246.4	U.S.$	5,443.4	U.S.$	4,469.1	U.S.$	4,712.2	5.4
Isthmus		380.9		1,569.6		1,427.9		1,049.9		683.1	(34.9)
Altamira		138.2		193.8		238.4		248.7		309.2	24.3
Maya		17,551.0		22,319.8		27,597.1		32,169.9		37,637.1	17.0

Total crude oil(2)	U.S.$	21,257.9	U.S.$	28,329.5	U.S.$	34,706.8	U.S.$	37,937.5	U.S.$	43,341.5	14.2
Natural gas		-		78.9		71.8		350.5		316.3	(9.8)
Refined products		2,036.8		3,119.2		3,758.0		4,116.6		5,706.6	38.6
Petrochemical products		250.8		356.7		352.6		297.1		384.1	29.3

Total natural gas and products	U.S.$	2,287.6	U.S.$	3,554.8	U.S.$	4,182.4	U.S.$	4,764.2	U.S.$	6,407.0	34.5

Total exports	U.S.$	23,545.5	U.S.$	31,884.1	U.S.$	38,889.2	U.S.$	42,701.7	U.S.$	49,748.5	16.5

Imports
Natural gas	U.S.$	1,715.1	U.S.$	1,397.9	U.S.$	1,134.5	U.S.$	995.7	U.S.$	1,423.6	43.0
Refined products		5,306.2		9,418.2		12,007.4		15,700.0		21,882.5	39.4
Petrochemical products		145.9		207.4		264.8		278.9		350.5	25.7

Total imports	U.S.$	7,167.2	U.S.$	11,023.5	U.S.$	13,406.8	U.S.$	16,974.6	U.S.$	23,656.6	39.4

Net exports	U.S.$	16,378.3	U.S.$	20,860.6	U.S.$	25,482.4	U.S.$	25,727.1	U.S.$	26,091.9	1.4

Note:	Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
Sources: PMI operating statistics, which are based on information in bills of lading, and Indicadores Petroleros (Petroleum Statistics).

Imports of natural gas increased in value by 43.0% during 2008, mainly as a result of increased domestic demand.

In 2008, imports of refined products increased both in value, by 39.4%, and in volume, by 10.9%. These increases were due to higher demand for gasoline and a change in quality of domestic diesel in the Northern region. Production from the national refining system remained unchanged with respect to previous years, leading to increased demand for imported products. Exports of refined products increased in value by 38.6%, in line with higher prices of these products in the international market, particularly during the first three quarters of 2008. Our net imports of refined products for 2008 totaled U.S. $16,175.9 million, a 39.6% increase from the refined products trade deficit of U.S. $11,583.4 million in 2007.

The following table describes the composition of our imports and exports of selected refined products in 2006, 2007 and 2008.

Imports and Exports of Selected Refined Products

	Year Ended December 31,
	2006		2007		2008
	(tbpd)	(%)	(tbpd )	(%)	(tbpd )	(%)

Imports
Gasoline(1)	281.2	65.1	318.7	64.5	347.4	63.4
Fuel oil	14.3	3.3	16.9	3.4	32.9	6.0
Liquefied petroleum gas(2)	75.6	17.6	82.8	16.8	88.6	16.2
Diesel	41.3	9.6	52.7	10.7	67.3	12.3
Others	18.7	4.3	22.9	4.6	11.9	2.2

Total	431.1	100.0%	494.0	100.0%	548.2	100.0%

Exports
Gasoline(3)	86.9	46.2	79.7	45.1	68.3	37.1
Diesel	0.2	0.1	2.8	1.6	1.4	0.8
Liquefied petroleum gas(2)	2.1	1.1	0.2	0.1	0.1	0.1
Jet fuel	6.3	3.3	3.4	1.9	5.7	3.1
Fuel oil	38.0	20.2	37.0	20.9	58.0	31.5
Others	54.6	29.0	53.9	30.5	50.5	27.4

Total	188.2	100.0%	176.9	100.0%	184.0	100.0%

Notes:	tbpd = thousands of barrels per day.
Numbers may not total due to rounding.

(1)	Includes methyl terbutyl ether (MTBE) and pentanes.

(2)	Includes butanes.

(3)	Includes gasoline and blendstock.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

In 2008, our exports of petrochemical products decreased by 27.7%, from 746.0 thousand metric tons in 2007 to 539.6 thousand metric tons in 2008, while imports of petrochemical products increased by 3.5%, from 425.1 thousand metric tons in 2007 to 439.8 thousand metric tons in 2008. Petrochemical exports decreased in 2008, due to lower sales of sulfur and butane and higher domestic demand, which were partially offset by greater ammonia production and exports. The increased production of ammonia resulted from additional demand for urea, and exports increased due to resulting surpluses being exported. The decrease of ethylene exports was due to reduced availability of these products from Pemex-Petrochemicals.

Imports of petrochemical products increased in 2008, due to greater requirements for isobutane (a raw material in the production of alkylates, butane-1 and hexane-1), for monomers used as additives in the Pemex Petrochemicals linear low-density polyethylene plant and for toluene, which is supplied to the solvents market. However, methanol production was renewed during 2008 due to favorable market conditions, and this reduced the need for imports of that particular product.

For the three years ended December 31, 2008, our imports and exports of selected petrochemicals were as follows.

Imports and Exports of Selected Petrochemicals

	Year Ended December 31,
	2006		2007		2008
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)

Imports
Isobutane-butane-hexane-1	185.2	42.5	146.1	34.4	175.6	39.9
Methanol	153.3	35.2	191.9	45.1	149.7	34.0
Ammonia	50.7	11.6	27.0	6.4	29.3	6.7
Xylenes	33.2	7.6	31.8	7.5	29.7	6.8
Toluene	9.2	2.1	15.0	3.5	36.8	8.4
Others	3.9	0.9	13.3	3.1	18.7	4.2

Total	435.6	100.0%	425.1	100.0%	439.8	100.0%

Exports
Sulfur	484.6	58.8	471.1	63.1	320.3	59.4
Ammonia	35.7	4.3	54.7	7.3	95.7	17.7
Ethylene	80.1	9.7	24.4	3.3	10.1	1.9
Polyethylenes	94.7	11.5	73.0	9.8	65.0	12.1
Others	128.7	15.6	122.9	16.5	48.4	9.0

Total	823.7	100.0%	746.0	100.0%	539.6	100.0%

Notes:	tmt = thousands of metric tons.
Numbers may not total due to rounding.
Exports include propylene. Imports include isobutane, butane and N-butane.
Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

Hedging Operations

P.M.I. Trading, Ltd. engages in hedging operations to cover its price exposure in the trading of petroleum products. The internal policies of P.M.I. Trading, Ltd. establish a limit on the maximum capital at risk. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include a risk comptroller responsible for ensuring compliance, an internal auditing department and a risk management committee. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”

Transportation and Distribution

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and the refineries and petrochemical plants with Mexico’s major cities. At the end of 2008, our pipeline network measured approximately 63,238 kilometers in length. Of these pipelines, 50,517 kilometers are currently operational and 12,721 kilometers are out of operation. Most of the pipelines out of operation are classified as being in “stand-by” status, which occurs when there is a decline in production in a field where the pipeline is located or when transportation service is irregular, making operation of the pipeline unprofitable. Once production is restored in the field, we change the status of the pipelines back to “operational.” Approximately 10,194 kilometers of the pipelines currently in operation transport crude oil, approximately 8,246 kilometers transport petroleum products and petrochemicals, 14,769 kilometers transport natural gas, 1,684 kilometers transport LPG, 2,375 kilometers transport basic petrochemicals and 13,249 kilometers are crude oil and natural gas gathering pipelines. Ownership of the pipelines is distributed among the subsidiary entities according to the products they transport.

At the end of 2005, we obtained the required authorization to build an LPG pipeline, which will transport up to 30 thousand barrels per day of LPG from the Burgos gas-processing center to the city of Monterrey; this project began operations in December 2007. Construction of the Emiliano Zapata compression station located in the State of Veracruz was completed in September 2008. The addition of this compression station helps increase the transportation of dry gas from Southern Mexico to Central and Northern Mexico.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to leaks and spills in soil. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Operations of PEMEX.” In 2005, we began the process of updating and modernizing our Supervisory, Control and Data Acquisition System (SCADA), which is used for “real-time” monitoring of the operating conditions of our pipeline system, in order to increase the safety of the pipelines connecting our production centers. The objective of this project is to control in “real-time” the operating conditions and the levels of gas in the pipelines that transport both natural and liquefied gas. In the first stage of the project, completed at the end of 2006, we modernized the SCADA computer system (both hardware and software), with the assistance of Telvent Canada, Ltd., a company that specializes in industrial supervisory control. In the second stage of the project, launched in April 2006, we integrated into our modernized system eight petrochemical pipelines, which represent 1,216 kilometers of our pipeline network, and put in place 31 strategic installations to monitor certain operating conditions, such as the pressure and temperature of our pipelines. In addition, in 2008, as part of our Emergency Program for Strengthening Safety, Health and Environmental Protection, we inspected and repaired 5,011 kilometers of our pipeline network, without suspending service. In 2008, we incurred a total of Ps. 5.2 billion of expenditures for the remediation and maintenance of our pipelines and we have budgeted an additional Ps. 4.8 billion of expenditures for the remediation and maintenance of our pipeline network in 2009. For more information on recent problems with our pipeline network, see “Item 3—Key Information—Risk Factors—PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks and deliberate acts of terror” and “—Environmental Regulation—Environmental Liabilities” below.

During 2008, we transported approximately 74.5 billion tons per kilometer of crude oil to be processed in our refining system and petroleum products to satisfy domestic demand, as compared to the 77.9 billion tons per kilometer carried in 2007. Of the total amount of tons per kilometer we transported in 2008, we carried 62.8% through pipelines, 30.2% by vessels and the remainder by train tank cars, as well as tank trucks.

At the end of 2008, we owned ten refined product tankers and leased another eight. We also owned 77 major wholesale storage centers.

PEMEX Corporate Matters

In addition to the operating activities that we undertake through the activities of our subsidiary entities and subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.

Industrial Safety and Environmental Protection

Petróleos Mexicanos’ Corporate Direction of Operations is responsible for planning, conducting and coordinating programs to:

•	foster a company culture of safety and environmental protection;

•	improve the safety of our workers and facilities;

•	reduce risks to residents of the areas surrounding our facilities; and

•	protect the environment.

We intend to develop further the industrial safety and environmental programs for each subsidiary entity. The environmental and safety division of each subsidiary entity coordinates closely with the Corporate Direction of Operations.

Insurance

We maintain a comprehensive property and civil liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered as well as all our offshore assets, such as drilling platforms, rigs, gas gathering systems, floating docks and production facilities. Our insurance covers risks of sudden and accidental physical destruction to all properties against all risk of physical loss including as a consequence of terrorist acts. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for all our marine fleet, as well as life insurance, automobile and heavy equipment insurance, and cargo and marine hull insurance.

In accordance with Mexican law, we have arranged all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S. $2 billion for onshore property and U.S. $1.3 billion for offshore property, U.S. $300 million for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for protection and indemnification for marine-related liabilities, and U.S. $500 million for civil liabilities. Since June 2003, we have stopped purchasing business interruption insurance, which compensated us for loss of revenues resulting from damages to our facilities, as a result of the following factors: (1) the existence of mitigating factors across all our facilities, (2) the nature and operation of our facilities, such as the ability of any of our six refineries to compensate for the loss of any one refinery and the physical separation of plants within the refineries, and (3) the excess processing capacity available across our different lines of business, vis-a-vis the restricted coverage available in the international reinsurance markets. These factors led us to conclude that the benefits of this type of coverage were outweighed by the costs. Instead, we purchase ad-hoc business interruption mitigation insurance coverage, which compensates us for the additional expenses necessary to recover our production capabilities in the least time possible. All PEMEX insurance policies are in turn reinsured through Kot Insurance Company, AG, which we refer to as Kot AG. Kot AG is a wholly owned subsidiary company organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company, Ltd.), which is used as a risk management tool to distribute risk across the international reinsurance markets. The purpose of Kot AG is to reinsure policies of the insurers of Petróleos Mexicanos and maintain control over the quality of the insurance behind our risks. Kot AG reinsures over 96.8% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully allocates credit risk and monitors the financial performance of the parties onto whom it has passed risk on a permanent basis. Kot AG’s net risk retention is capped at U.S. $120 million through different reinsurance coverages. During 2008, Kot AG exercised its rights to substitute several of its reinsurers who were experiencing credit rating and financial problems, in order to maintain the credit quality of the institutions that support its reinsurance obligations.

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

GENERAL REGULATORY FRAMEWORK

The Mexican Government and its agencies closely regulate and supervise our operations. The Ministry of Energy monitors our activities and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. The SHCP approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of

Petróleos Mexicanos and the subsidiary entities into its budget, which the Mexican Congress must approve each year. The Mexican Government is not, however, liable for the financial obligations that we incur.

Under the Petróleos Mexicanos Law, Petróleos Mexicanos will each year provide to the SHCP, through the Ministry of Energy, its projected financial balance for each of the next five years. If Petróleos Mexicanos maintains compliance with these annual balance goals, and if its wage and salary expenditures have not increased, then the Board of Directors of Petróleos Mexicanos will be permitted to approve adjustments to its own budget and those of the subsidiary entities without approval from the SHCP. If these same conditions are met, the Board of Directors of Petróleos Mexicanos will also be permitted to authorize, without SHCP approval, increases in the expenditures of Petróleos Mexicanos and the subsidiary entities to the extent that their revenues exceed the amounts contemplated in the budget.

The Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources), which we refer to as SEMARNAT, in conjunction with other federal and state authorities, regulates our activities that affect the environment. The Secretaría de la Función Pública (Ministry of Public Function), which we refer to as the SFP, appoints the external auditors (whose appointment is ratified by the Independent Audit Committee of Petróleos Mexicanos). The President of Mexico appoints the comisario (supervising officer) of Petróleos Mexicanos.

In addition to the regulatory powers that the Energy Regulatory Commission already has over natural gas and LPG activities, this Commission is now vested, pursuant to the amendments to the Energy Regulatory Commission Law, with the authority to regulate: (1) first-hand sales of gas, fuel oil and basic petrochemicals; (2) pipeline transportation and distribution of gas and refined products, as well as storage of such products to the extent that this is directly linked with such pipeline transportation and distribution or forms an integral part of the importation and distribution terminals of such products; and (3) pipeline transportation and distribution of biofuels, as well as storage of such products to the extent that this is directly linked with such pipeline transportation and distribution or forms an integral part of the importation and distribution terminals of such products.

The National Hydrocarbons Commission Law, which became effective on November 29, 2008, provides for the establishment of a new National Hydrocarbons Commission, which will regulate and supervise hydrocarbons exploration and exploitation as well as the processing, transportation and storage activities directly related to exploration and exploitation projects.

The National Hydrocarbons Commission consists of the following members, who were appointed on May 20, 2009 by the President of Mexico:

•	Mr. Juan Carlos Zepeda Molina, Chairman of the National Hydrocarbons Commission;

•	Mr. Edgar René Rangel Germán;

•	Mr. Javier Humberto Estrada Estrada:

•	Mr. Guillermo Cruz Domínguez Vargas; and

•	Mr. Alfredo Eduardo Guzmán.

The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or ASF) reviews annually the Cuenta Pública (Public Account) of the federal government entities on an annual basis, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances the observed issues are explained and clarified. The financial information provided to the ASF is prepared in accordance with Mexican Governmental Standards applicable to Mexican public sector entities, which differ in several aspects from Mexican FRS. As a result, our financial statements reflect different financial data than that included in the Public Account.

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, Petróleos Mexicanos and the subsidiary entities are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection), which we refer to as the Environmental Law, the regulations issued thereunder and several technical environmental norms issued by the SEMARNAT. We are also subject to the Law of Use of Renewable Energy and Financing of the Energy Transition and the Sustainable Use of Energy Law, each of which became effective on November 29, 2008 and will be subject to the regulations that the SEMARNAT is expected to issue thereunder. The Secretaría de Salud (Ministry of Health), the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation), the Secretaría de Marina (Ministry of Navy) and the Ministry of Energy assist the SEMARNAT in its functions. In addition, Petróleos Mexicanos and the subsidiary entities are subject to the environmental laws and regulations issued by the governments of each state of Mexico where our facilities are located.

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

Mexico generally updates and revises its environmental regulatory framework as necessary, and we participate with the Mexican Government in developing environmental regulations that are related to our activities. The new Law of Use of Renewable Energy and Financing of the Energy Transition and the Sustainable Use of Energy Law are designed to further Mexico’s transition to cleaner, more environmentally friendly fuels and renewable energy sources. On January 30, 2006, the SEMARNAT issued a Norma Oficial Mexicana (Official Mexican Standard) identified as NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. In order to comply with this Standard, PEMEX will be required to meet certain targets for the optimal use of energy in all of its processes and activities as well as to meet domestic market demand for low-sulfur fossil fuels.

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

On November 28, 2007, the SEMARNAT issued NOM-148-SEMARNAT-2006, which establishes standards for sulfur recovery in all refineries. The refineries located in Cadereyta, Nuevo León; Ciudad Madero, Tamaulipas; Tula, Hidalgo; and Salamanca, Guanajuato are currently in compliance with NOM-148 and the refineries located in Minatitlán, Veracruz and Salina Cruz, Oaxaca will be in compliance in 2010. Compliance with NOM-148 resulted in a cost to Petróleos Mexicanos and the subsidiary entities of approximately Ps. 450 million in 2008 related to the rehabilitation, optimization and construction of new sulfur recovery plants and the construction of new plants and their corresponding installations. PEMEX expects to spend an additional Ps. 3,262 million in 2009, 2010 and 2011 to maintain and bring its remaining facilities into compliance with NOM-148.

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

Since 1993, we have participated in the National Program of Environmental Auditing, a voluntary environmental audit program, with PROFEPA. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, we negotiate a corrective action plan with PROFEPA, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2008, Petróleos Mexicanos and the subsidiary entities were in the process of auditing a total of 754 facilities with the objective of obtaining that number of “clean industry” certificates. As of the same date, 252 of these certificates were effective, 206 were in the process of re-certification and 296 were in the process of certification, with audits begun but not yet complete. From the institution of the program through December 31, 2008, corrective action plans for 458 audits had been implemented and all of these sites have received or retained “clean industry” certifications from PROFEPA. We will continue including new facilities under this program as we expand our activities in the areas of exploration, exploitation, refining and distribution of hydrocarbons.

During 2008, we experienced 329 environmental incidents, the fewest in the last four years. The number of such events decreased by 39% from 2005 to 2008. This was due in part to the application of strategies focused on improving the integrity and operation of our pipeline systems.

Petróleos Mexicanos experienced one major incident during 2008, which was caused by the rupture of a 36” diameter pipeline in the state of Tlaxcala, where 4,104 barrels of crude oil were spilled. In coordination with the state government, the military, civil protection services and local authorities, among others, we implemented an emergency action plan in coordination with local and national authorities and private companies which reinforced the existing emergency procedures and helped to isolate the damaged areas and to evacuate nearby towns in a very short period of time, and in such a way that damage to local residents and properties was significantly reduced. In this case, PROFEPA requested that we initiate an environmental impact evaluation.

In order to protect itself from civil environmental liabilities, Petróleos Mexicanos obtains insurance covering most of the expenses directly related to such accidents. This coverage does not, however, cover the deductible and those expenses excluded from the insurance policies, such as fines, public relations expenses and site clean-up not directly related to the accident, among others. For information relating to our environmental liabilities, see “—Environmental Liabilities” below. The majority of our remediation activities in connection with the single major accident in 2008 have been completed, but some of the legal proceedings are still pending resolution by the Mexican environmental authorities, as a result of various administrative delays, including site analysis and other investigations into the cause of the accident.

On April 29, 2005, the Board of Directors of Petróleos Mexicanos approved the Emergency Plan for Strengthening Safety, Health and Environmental Protection. The implementation of the plan commenced with the audits of the high-risk pipelines and facilities by a multidisciplinary task force. This initial review identified critical areas that required attention. Through this Emergency Plan, several measures were put into practice to limit the quantity and severity of personal and industrial incidents. With a goal of achieving zero incidents, injuries, emissions of pollutants and illnesses for all of our work centers, in January 2006, we began to implement the PEMEX Safety, Health and Environmental Protection System (PEMEX-SSPA), as well as the revision of and adherence to root-cause analysis; process safety management, with strong emphasis on mechanical integrity; environmental protection; occupational health; operational discipline; effective audits; emergency response plans; protection tests; and risk analysis systems. The PEMEX-SSPA includes the incorporation of 12 of the worldwide oil and gas industry’s best practices in preventive and corrective safety measures. The PEMEX-SSPA is comprised of three subsystems: Process Safety Management (ASP), Health Management (SAST) and Environmental Management (SAA). During 2007, we began to implement improvements to the PEMEX-SSPA. That same year, we established the Environmental Health System (EHS), in conjunction with the Process Management System, as a complementary process. Additionally, we established guidelines for the functions and activities that all levels of the organization are to carry out in implementing and monitoring the PEMEX-SSPA.

During 2008, more than 56,094 employees were trained to use the PEMEX-SSPA through 2,755 instructional courses with internal trainers. System manuals and technical guides for each PEMEX-SSPA element were developed, approved and circulated within the relevant departments at PEMEX. We implemented an internal evaluation of the implemented best practices and the ASP subsystem in our subsidiary entities and conducted 579,261 effective audits of preventive actions. As a result of the implementation of the Emergency Plan and the PEMEX-SSPA, our accident frequency rate decreased by 20.3% as compared to 2007, from 0.59 to 0.47 per million man hours worked with exposure to risk. As a result of the implementation of the PEMEX-SSPA, our contractors reported a 24% decrease in the fatality rate during 2008.

Other than as disclosed herein, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters.

Environmental Liabilities

At December 31, 2008, our estimated and accrued environmental liabilities totaled Ps. 1,751.44 million. Of this total, Ps. 269.70 million were attributable to Pemex-Exploration and Production, Ps. 1,371.81 million to Pemex-Refining, Ps. 107.53 million to Pemex-Gas and Basic Petrochemicals and Ps. 2.40 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following charts detail our environmental liabilities by subsidiary entity and operating region at December 31, 2008.

Pemex-Exploration and Production

		Estimated
	Estimated Affected Area	Liability
	(in hectares)	(in millions of pesos)

Northern region	111.38	Ps. 219.67
Southern region	2.24	1.79

Total(1)	113.62	Ps. 221.46

Note:	Numbers may not total due to rounding.

(1)	During 2008, environmental remediation was completed on 55.45 hectares. There were 18.34 hectares of additional affected areas, including 5.58 hectares in the Northern region and 12.76 hectares in the Southern region, which were affected as a result of spills from pipelines.
Source: PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds	Estimated
	Reported as Liabilities(1)	Liability
		(in millions of pesos)

Northern region	36	Ps.	48.24
Southern region	0		0.00

Total	36	Ps.	48.24

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	269.70

Note:	Numbers may not total due to rounding.

(1)	At December 31, 2007, we reported 147 ponds as liabilities. In 2008, a total of 201 holding ponds in the Northern region were classified as new liabilities, while a total of 312 holding ponds in the Northern region were restored and written off as liabilities in 2008. As a result, at December 31, 2008, 36 ponds remained to be reported as liabilities.
Source: PEMEX.

Pemex-Refining

	Estimated	Estimated
	Affected Area	Liability
	(in hectares)	(in millions of
		pesos)

Pipelines	0.68	Ps.	16.79
Refineries	219.73		1,004.07
Storage and Distribution Terminals	57.46		163.25
Other affected areas	52.00		187.70

Total	329.87	Ps.	1,371.81

Note:   Numbers may not total due to rounding.
Source: PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated
	Affected	Estimated
	Area	Liability
	(in hectares)	(in millions of pesos)

Gas Complex Processors	20.32	Ps.	98.68
Pipelines	0.05		8.85

Total	20.37	Ps.	107.53

Note:   Numbers may not total due to rounding.
Source: PEMEX.

Pemex-Petrochemicals

	Estimated	Estimated
	Affected Area	Liability
	(in hectares)	(in millions of pesos)

Cangrejera petrochemical complex	0.07	Ps.	0.40
Pajaritos petrochemical complex	1.80		2.00

Total(1)	1.87	Ps.	2.40

Note:   Numbers may not total due to rounding.

(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.
Source: PEMEX.

Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” for Mexican FRS purposes and with SFAS No. 5 “Accounting for Contingencies” for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gathered during the remediation process. For a further discussion of our environmental liabilities, see Note 21 II(c) to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities.

At the end of 2008, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is dependent upon the annual budget assigned to us by the Mexican Congress.

Energy Savings

Letters of Intent

In August and October 2008, PEMEX signed three letters of intent for the transfer of carbon dioxide emission-reduction certificates, with CO2 Global Solutions, Carbon Solutions de México and Statoil. Under these agreements, PEMEX will evaluate the potential benefits of developing three projects that would reduce greenhouse gas emissions by taking the following actions: increasing the thermal efficiency and recovery of combustion gases at Dos Bocas Marine Terminal, installing dry seals in gas compressors and undertaking a cogeneration project at the GPC in Ciudad Pemex. These projects would allow greenhouse gas emissions to be reduced by more than 373 thousand tons annually.

Social Responsibility

Petróleos Mexicanos has implemented various initiatives in the area of corporate social responsibility, primarily with respect to the protection and preservation of the environment, community relations, ethical work practices, respect for labor rights and the general promotion of quality of life for employees. In particular, we note the following specific actions taken by Petróleos Mexicanos in 2008:

•	We contributed Ps. 1.9 billion to a variety of charities and development projects in the communities in which PEMEX carries out its activities, including:

rehabilitation of the Actopan-Tula state highway in Hidalgo;

reconstruction of highways in Nuevo Laredo and Tamaulipas;

creation of an investment fund for sustainable projects in marine culture, fishing and local commerce networks in Tabasco;

participation in the construction and renovation of schools in communities where oil and gas activities are performed;

extension of the Selva Lacandona conservation program; and

provision of funds to allow the Pantanos de Centla conservation program to continue.

•	We commenced remediation work at the former refinery in Azcapotzalco to transform it into a recreational park. The remediation program as agreed with PROFEPA for the first phase, consisting of 22 hectares, was commenced in September 2008. The remediation techniques applied were vapor extraction, bioventing and bioremediation. The remediation program for the second phase, consisting of a surface area of 33 hectares, began in October 2008. We expect this phase to conclude in December 2009, because the pollutants and therefore the remediation techniques are very similar to those of the first phase, with the addition of air stripping to remove volatile organic compounds in groundwater.

In addition to the above, we have continued to implement other reforestation and environmental restoration activities, and to conduct environmental education and research in protected nature conservation areas.

Environmental Projects and Expenditures

In 2008, we spent approximately Ps. 4,255 million on environmental projects and related expenditures, as compared to Ps. 4,120 million in 2007. For 2009, we have budgeted Ps. 8,532 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to hydrocarbon spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content. We are developing procedures to track the costs and expenses of our industrial safety measures and environmental compliance.

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

TRADE REGULATION AND EXPORT AGREEMENTS

Although Mexico is not a member of OPEC, it has periodically announced increases and decreases in PEMEX’s crude oil exports in conjunction with production revisions by other oil producing countries, in order to stabilize oil prices. However, since 2004, PEMEX has not changed its export levels as a result of announcements by OPEC, and we believe that Mexico has no plans to change PEMEX’s current level of crude oil exports.

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

TAXES AND DUTIES

General

Taxes and duties applicable to PEMEX are a significant source of revenues to the Mexican Government. We contributed approximately 32.9% of the Mexican Government’s revenues in 2007 and 33.8% in 2008. In 2008, PEMEX paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” Until 2006, the rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year and were set after taking into consideration our operating budget, our capital expenditure program and our financing needs. A new fiscal regime for Petróleos Mexicanos and the subsidiary entities, described below, became effective in 2006.

Fiscal Regime for PEMEX

The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The new fiscal regime went into effect on January 1, 2006, but was modified in 2007, with effect from January 1, 2008, and again in 2008, with effect from January 1, 2009. Under the current fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year.

Effective January 1, 2008, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)	This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions). The applicable rate for this duty was 74.0% in 2008, and will be 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas. Beginning January 1, 2009, the Ordinary Hydrocarbons Duty is not applied to the value of the crude oil and natural gas extracted from fields located in Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico. The oil and gas extracted from these fields will be subject to the Extraction of Hydrocarbons Duty, the Special Hydrocarbons Duty for Paleocanal de Chicontepec Fields and the Special Hydrocarbons Duty for Deep Water fields, described below.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.15% of the value of extracted crude oil and natural gas production applied in 2008. This rate increased to 0.30% in 2009, and will increase further to 0.40% in 2010, 0.50% in 2011 and 0.65% in 2012 and thereafter.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)	A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average price of the Mexican barrel of crude oil and the budgeted crude oil price, times (ii) the annual export volume. The budgeted crude oil price for 2008 was U.S. $49.00 per barrel and for 2009 is U.S. $70.00 per barrel.

Derecho Único sobre Hidrocarburos (Sole Hydrocarbons Duty)	A floating annual rate is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.

As set forth below, some of the above duties paid by Petróleos Mexicanos did not have an impact on our cash outflow, because they were either credited against other taxes and duties, or deducted from the tax base of other duties:

•	the Extraordinary Duty on Crude Oil Exports is credited against the Hydrocarbons Duty for the Stabilization Fund;

•	the Extraordinary Duty on Crude Oil Exports, the Duty for Scientific and Technological Research on Energy and the Duty for Oil Monitoring are deducted from the tax base of the Ordinary Hydrocarbons Duty; and

•	the amount paid in respect of the Hydrocarbons Duty for the Stabilization Fund, after credit from the Extraordinary Duty on Crude Oil Exports, is deducted from the tax base of the Ordinary Hydrocarbons Duty.

Effective January 1, 2009, the Federal Duties Law was modified to distinguish the differential complexities of our fields through a structure that assigns differential cost thresholds applicable to Paleocanal de Chicontepec and projects in the deep waters in the Gulf of Mexico, as follows.

Derecho sobre la extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)	A floating annual rate is applied to the value of the crude oil and natural gas extracted from fields located in Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico. The rate fluctuates between 10% and 20%, depending on the weighted average Mexican crude oil export price.

Derecho Especial sobre Hidrocarburos para Campos en el Paleocanal de Chicontepec (Special Hydrocarbons Duty for Paleocanal de Chicontepec fields)	A 71.5% rate is applied annually to the value of crude oil and natural gas extracted from the Paleocanal de Chicontepec fields, minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions).

Derecho Especial sobre Hidrocarburos para Campos en Aguas Profundas (Special Hydrocarbons Duty for Deep Water fields)	A floating annual rate is applied to the value of the crude oil and natural gas extracted from fields in the deep waters of the Gulf of Mexico, minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions). The rate fluctuates between 60% and 71.5%, depending on the weighted average Mexican crude oil export price.

The Federal Duties Law, for purposes of the duties mentioned above, defines the deep water fields as those located in waters with an average depth of 500 meters or greater, and the Paleocanal de Chicontepec fields as those located in the following areas: in the state of Veracruz, Castillo de Teayo, Coatzintla, Coyutla, Chicontepec, Espinal, Ixhuatlán de Madero, Temapache, Papantla, Poza Rica de Hidalgo, Tepetzintla, Tihuatlán and Ignacio de la Llave; and in the state of Puebla, Francisco Z. Mena, Pantepec and Venustiano Carranza.

The Duty for Scientific and Technological Research on Energy, the Duty for Oil Monitoring and the Extraction of Hydrocarbons Duty related to the value of production in the Paleocanal de Chicontepec fields will each be deducted from the tax base of the Special Hydrocarbons Duty for Paleocanal de Chicontepec fields. The Duty for Scientific and Technological Research on Energy, the Duty for Oil Monitoring and the Extraction of Hydrocarbons Duty related to the value of production in the deep water fields will each be deducted from the tax base of the Special Hydrocarbons Duty for deep water fields.

As described above, varying crude oil price levels directly affect the level of certain taxes paid.

The fiscal regime for Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consists of the following taxes and duties:

Impuesto a los Rendimientos Petroleros (Hydrocarbon Income Tax)	A tax rate of 30% is applied to net income, as determined in accordance with the Federal Revenue Law for the applicable fiscal year.

IEPS tax	The IEPS tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collects on behalf of the Mexican Government. The IEPS tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers’ margin and freight costs). Thus, the Mexican Government ensures that we retain an amount reflecting the international prices (adjusted as described above) of these products, while the Mexican Government collects the difference between the international prices and the prices at which these products are sold in Mexico.

Since 2005, as a result of the new rules to calculate this tax rate, some rates have been negative. The Federal Revenue Law for each of the Fiscal Years of 2006 to 2008 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability, and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2009 may also be credited in accordance with the same rules.

In 2008, PEMEX paid total taxes and duties in the amount of Ps. 771.7 billion (58.1% of sales revenues), as compared to Ps. 677.3 billion (59.4% of sales revenues) of taxes and duties paid by PEMEX in 2007, mainly due to an increase in Mexican crude oil export prices.

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

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies pay the higher of the two tax rates described below: The first is a corporate income tax at a rate of 28% applied to revenues, less certain deductions. The second is the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), which replaced the asset tax at the beginning of 2008 and imposed a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions and certain investment expenditures) in 2008; the rate of this tax increased to 17.0% in 2009 and will increase to 17.5% in 2010 and thereafter.

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 4,274 million in 2006, Ps. 3,402 million in 2007 and Ps. 2,625 million in 2008.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the SHCP.

Form of Government

The President is the chief of the executive branch of the Mexican Government. In accordance with Mexico’s electoral law, on September 5, 2006, the Tribunal Electoral del Poder Judicial de la Federación (the federal electoral court) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the PAN, elected President. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012. The Political Constitution of the United Mexican States limits the President to one six-year term and does not allow reelection for any additional terms.

On July 2, 2006, a general election was held in Mexico. In addition to electing a new President, at the federal level, Mexicans elected 500 new deputies to all of the seats of the Chamber of Deputies and 128 new senators to all of the seats of the Senate. Several local elections also took place on the same date, including those in the Federal District, Campeche, Colima, Guanajuato, Morelos, Jalisco, Nuevo León, Querétaro, San Luis Potosí and Sonora. Currently, the PAN holds eight state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds five state governorships and the governorship of the Federal District, and the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) holds the remaining 18 of the 31 state governorships. Local elections and a general federal election will again be held in Mexico on July 5, 2009, at which time Mexicans will elect 500 new deputies to all of the seats of the Chamber of Deputies. The following table provides the current distribution of Congressional seats, reflecting post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

National Action Party	52	40.6	206	41.2
Institutional Revolutionary Party	32	25.0	106	21.2
Democratic Revolution Party	26	20.3	126	25.2
Ecological Green Party of Mexico	6	4.7	17	3.4
Convergence for Democracy	5	3.9	18	3.6
Labor Party	5	3.9	11	2.2
New Alliance	0	0.0	9	1.8
Alternative	0	0.0	5	1.0
Unaffiliated	2	1.6	2	0.4

Total	128	100.0%	500	100.0%

Note:   Numbers may not total due to rounding.
Source: Chamber of Deputies and Senate.

The Economy

Program for Growth and Employment

The Program for Growth and Employment, announced on October 8, 2008, is intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. The Mexican Government expects that the recent extreme contraction of liquidity in the international financial markets, as well as equity, debt and foreign exchange market volatility and the deepening recession in Mexico’s trading partners, are likely to have adverse effects on the Mexican economy, including:

•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows;

•	reduced availability of credit, as financial intermediaries adopt more conservative lending policies and access to foreign credit diminishes; and

•	a lower oil price, leading to decreased public sector revenues.

The Mexican economy and financial markets have already begun to experience these adverse effects.

The specific goals of the Program for Growth and Employment are to:

•	compensate for the expected lower Mexican Government revenues, which would ordinarily require a reduction in programmable expenditures;

•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways;

•	increase the availability of financing and credit, for financing infrastructure and for supporting small-and medium-sized enterprises, through the Mexican development banks; and

•	foster long-term economic growth.

The Mexican Government proposes to take or has already taken the following concrete measures in order to achieve the foregoing goals:

•	The Federal Law of Budget and Fiscal Accountability was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its operating subsidiaries from the Mexican Government’s program for PIDIREGAS, so that PIDIREGAS debt of these entities will be assumed as direct public debt of Petróleos Mexicanos during 2009 and to provide that future infrastructure expenditures of Petróleos Mexicanos and its operating subsidiaries will not be considered for purposes of the balanced budget principle set forth in the Federal Law of Budget and Fiscal Accountability. These expenditures will therefore be excluded from across-the-board budget cuts required when public sector revenues decline. The effect of these amendments will be to create Ps. 78.3 billion of room for additional expenditures in 2009 as compared to the 2009 budget originally proposed to the Mexican Congress.

•	Petróleos Mexicanos and its operating subsidiaries will be permitted to apply resources held in the FEIIP, which total approximately Ps. 12 billion, to begin the process of constructing a new refinery and for other infrastructure projects.

•	The above two measures, which together will generate room in the budget for an aggregate of Ps. 90.2 billion of expenditures, will be used to stimulate economic activity as described in the following paragraphs.

•	Approximately Ps. 25.1 billion of the additional budgetary space will be used to compensate for the reduction in programmable expenditures that would otherwise have been required due to the expected reduction in oil revenues or tax collections.

•	An additional infrastructure expenditure program will be established with the remaining Ps. 65.1 billion in budgetary space, of which approximately Ps. 12.1 billion will be used by Petróleos Mexicanos to fund, among other things, the construction of the refinery mentioned above, and Ps. 53.1 billion will be allocated among projects in various sectors that reflect both national priorities and the greatest possible contribution to economic activity and job creation (e.g., expenditures to improve the infrastructure of the Federal Electricity Commission, housing, education, tourism, highways and agriculture).

•	The Mexican national development banks will employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion to be supported by guarantees, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. will be supporting the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. and the National Infrastructure Fund will facilitate infrastructure projects, including new roads and suburban transit.

•	Credit to the agricultural sector will be facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks, from 60% to 75% of the total liabilities of the intermediary, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.

•	Approximately Ps. 40 billion of additional credit will be made available to the housing sector through Sociedad Hipotecaria Federal, S.N.C. and NAFIN. In addition, Sociedad Hipotecaria Federal, S.N.C., in coordination with the Inter-American Development Bank and the International Finance Corporation, will continue to buy and sell mortgage-backed securities in order to add liquidity to the market.

•	The investment restrictions applicable to the private pension funds, or SIEFORES, will be liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as toward financing small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments as well as strengthening conflicts of interest rules and risk concentration regulations.

•	The Mexican Government purchase program administered by NAFIN for small- and medium-sized enterprises will be strengthened by requiring certain Mexican Government ministries to (1) establish in November 2009 a purchase plan for small- and medium-sized enterprises to increase such enterprises’ participation in Government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from Small- and Medium-sized Enterprises to review the performance of the program and increase the participation of such enterprises.

•	With the objective of supporting employment, the access of businesses and households to credit, economic stability and growth, on April 1, 2009, Mexico’s Foreign Exchange Commission requested from the International Monetary Fund (IMF) a one-year contingent credit line in the amount of approximately U.S. $47 billion. On April 17, 2009, the IMF formally granted Mexico’s request. As of the date of this report, Mexico has not utilized this credit line.

Gross Domestic Product

Mexico’s GDP grew by 3.3% in real terms during 2007, as compared to 2006. The agriculture, forestry, fishing and hunting sector grew by 2.0%; the utilities sector grew by 3.7%; the construction sector grew by 4.4%; the manufacturing sector grew by 2.6%; the wholesale and retail trade sector grew by 4.7%; the transportation and warehousing sector grew by 3.7%; the information sector grew by 10.0%; the finance and insurance sector grew by 11.1%; the real estate, rental and leasing sector grew by 3.1%; the professional, scientific and technical services sector grew by 3.2%; the administrative support, waste management and remediation services sector grew by 3.1%; the education services sector grew by 2.2%; the arts, entertainment and recreation sector grew by 3.3%; the accommodation and food services sector grew by 2.6%; the other services (except public administration) sector grew by 3.9%; and the public administration sector grew by 1.2%, each in real terms as compared to 2006. In contrast, the mining sector decreased by 0.6%; the management of companies and enterprises sector decreased by 3.1%; and the health care and social assistance sector decreased by 0.5%, each in real terms as compared to 2006.

According to preliminary figures, GDP grew by 1.3% in real terms during 2008, as compared to 2007. The agriculture, forestry, fishing and hunting sector grew by 3.2%; the utilities sector grew by 2.2%; the wholesale and retail trade sector grew by 2.8%; the transportation and warehousing sector grew by 0.8%; the information sector grew by 8.0%; the real estate, rental and leasing sector grew by 3.2%; the professional, scientific and technical services sector grew by 2.2%; the management of companies and enterprises sector grew by 4.2%; the administrative support, waste management and remediation services sector grew by 1.3%; the education services sector grew by 0.9%; the health care and social assistance sector grew by 1.1%; the arts, entertainment and recreation sector grew by 1.9%; the accommodation and food services sector grew by 0.9%; the other services (except public administration) sector grew by 1.8%; and the public administration sector remained stable, each in real terms as compared to 2007. In contrast, the mining sector decreased by 2.3%; the construction sector decreased by 0.6%; the manufacturing sector decreased by 0.4%; and the finance and insurance sector decreased by 1.2%, each in real terms as compared to 2007.

According to preliminary figures, GDP decreased by 8.2% during the first three months of 2009, as compared to the first three months of 2008. The agriculture, forestry, fishing and hunting sector grew by 1.4%; the information sector grew by 3.7%; the management of companies and enterprises sector grew by 3.6%; the education services sector grew by 0.7%; and the public administration sector grew by 1.9%, each in real terms as compared to the first three months of 2008. In contrast, the mining sector decreased by 1.1%; the utilities sector decreased by 3.0%; the construction sector decreased by 7.7%; the manufacturing sector decreased by 13.8%; the wholesale and retail trade sector decreased by 17.2%; the transportation and warehousing sector decreased by 10.3%; the finance and insurance sector decreased by 4.3%; the real estate, rental and leasing sector decreased by 10.6%; the professional, scientific and technical services sector decreased by 3.4%; the administrative support, waste management and remediation services sector decreased by 2.0%; the health care and social assistance sector decreased by 1.4%; the arts, entertainment and recreation sector decreased by 3.6%; the accommodation and food services sector decreased by 7.8%; and the other services (except public administration) sector decreased by 1.8%, each in real terms as compared to the first three months of 2008.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

					First three
					months
	2005	2006	2007	2008(1)	of 2009(1)(2)

GDP (constant 2003 prices)	3.2%	5.1%	3.3%	1.3%	(8.2)%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.0	3.2	1.4
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(2.3)	(1.1)
Utilities	2.0	12.2	3.7	2.2	(3.0)
Construction	3.9	7.6	4.4	(0.6)	(7.7)
Manufacturing	3.6	5.9	2.6	(0.4)	(13.8)
Tertiary activities:
Wholesale and retail trade	4.6	6.5	4.7	2.8	(17.2)
Transportation and warehousing	3.6	5.6	3.7	0.8	(10.3)
Information	8.6	10.7	10.0	8.0	3.7
Finance and insurance	22.9	16.7	11.1	(1.2)	(4.3)
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(10.6)
Professional, scientific and technical services	3.9	3.2	3.2	2.2	(3.4)
Management of companies and enterprises	4.8	20.1	(3.1)	4.2	3.6
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.3	(2.0)
Education services	2.1	0.1	2.2	0.9	0.7
Health care and social assistance	1.8	7.8	(0.5)	1.1	(1.4)
Arts, entertainment and recreation	0.6	2.3	3.3	1.9	(3.6)
Accommodation and food services	0.8	1.6	2.6	0.9	(7.8)
Other services (except public administration)	2.2	3.3	3.9	1.8	(1.8)
Public administration	2.1	(0.3)	1.2	0.0	1.9

Note:	Numbers may not total due to rounding.

(1)	Preliminary. Figures for the first three months of 2009 are annualized.
(2)	First three months of 2009 results as compared to the same period of 2008.
Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Inflation (as measured by the change in the NCPI) for 2007 was 3.8%, 0.8 percentage points higher than the official inflation target for the year and 0.3 percentage points lower than inflation for 2006. The performance of inflation in 2007 was attributable primarily to increases in the prices of inputs and raw materials internationally.

Inflation for 2008 was 6.5%, 3.5 percentage points higher than official inflation target for the year and 2.8 percentage points higher than inflation in 2007. The performance of inflation in 2008 was attributable primarily to increases in the prices of energy and food as well as the depreciation of the Mexican peso.

Inflation for the five months ended May 31, 2009 was 1.1%, 0.5 percentage points lower than during the same period of 2008.

Interest Rates

During 2007, interest rates on 28-day Cetes (Treasury bills) averaged 7.2% and interest rates on 91-day Cetes averaged 7.4%, as compared to average rates on 28-day Cetes of 7.2% and on 91-day Cetes of 7.3% during 2006. The change in these interest rates was primarily the result of an increase in inflationary pressures and the volatility of the international financial markets due to the U.S. subprime crisis.

During 2008, interest rates on 28-day Cetes averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared to average rates on 28-day Cetes of 7.2% and on 91-day Cetes of 7.4% during 2007.

During the first five months of 2009, interest rates on 28-day Cetes averaged 6.6% and interest rates on 91-day Cetes averaged 6.7%, as compared to average rates on 28-day Cetes of 7.4% and on 91-day Cetes of

7.5% during the same period of 2008. On June 18, 2009, the 28-day Cetes rate was 5.0% and the 91-day Cetes rate was 5.0%.

Financial System

2008 Monetary Program

Mexico’s monetary program for 2008 had as its principal objective an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2008. Mexico’s monetary program for 2008 was made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effectiveness of monetary policy.

Until 2008, Banco de México used a corto or “short” mechanism to induce the necessary changes in interest rates to achieve inflation objectives. Under this mechanism, Banco de México set a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period would close, and controlled that amount by restricting the amount of credit it auctioned to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance. When the predetermined amount was negative, or “short,” Banco de México exerted upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctioned on that day. This mechanism allowed Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets, as well as ensure that changes in the monetary base followed a path consistent with the assumed inflation rate.

During 2008, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in pesos and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 2.8% in real terms, as compared to 2007. This was driven by an increase in bills and coins held by the public, which increased by 7.9% in real terms in 2008. However, checking account deposits denominated in pesos decreased by 3.2% in real terms in 2008, as compared to 2007.

During 2008, financial savings increased by 10.3% in real terms, as compared to 2007. Savings generated by Mexican residents increased by 10.1% in real terms in 2008, while savings generated by non-residents increased by 13.0% in real terms, each as compared to 2007.

At December 31, 2008, the monetary base totaled Ps.  577.5 billion, a 16.7% nominal increase from the level of Ps. 494.7 billion at December 31, 2007.

2009 Monetary Program

Mexico’s monetary program for 2009 has as its principal objective an inflation rate no higher than 3.0% (+/−1.0%) by the end of 2009. Mexico’s monetary program for 2009 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effectiveness of monetary policy.

At April 30, 2009, the M1 money supply was 5.6% greater in real terms than the level at April 30, 2008. Bills and coins held by the public increased by 10.1% in real terms during the first four months of 2009 as compared to the same period of 2008, while the aggregate amount of checking account deposits denominated in pesos at April 30, 2009 was 1.3% lower in real terms than at April 30, 2008.

At April 30, 2009, financial savings were 7.7% greater in real terms than financial savings at April 30, 2008. Savings generated by Mexican residents were 8.9% greater in real terms and savings generated by non-residents were 10.9% lower in real terms than their respective levels at April 30, 2008.

At June 15, 2009, the monetary base totaled Ps.  534.2 billion, a 7.5% nominal decrease from the level of Ps. 577.5 billion at December 31, 2008. Banco de México estimates that the monetary base will total approximately Ps. 637.6 billion at December 31, 2009.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “short,” as its primary monetary policy instrument. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75% on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009 and to 4.75% on June 19, 2009.

Banking System

In response to the current international financial crisis, the Mexican Government and Banco de México announced on October 27, 29 and 30, 2008, a series of joint preventive actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including the repurchase of Ps. 40 billion of outstanding domestic bonds. As part of this program, the Mexican Government repurchased from October 27 through 31, 2008 Ps. 4.3 billion of MBonos (fixed rate peso-denominated government bonds) and UDI 713 million of Udibonos (government bonds denominated in unidades de inversión (UDIs, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI)). At June 25, 2009, one UDI was worth Ps. 4.25. The repurchases were carried out through auctions conducted by Banco de México and the SHCP on December 3, 13 and 17, 2008. In addition, Banco de México and the Federal Reserve Bank of New York agreed on February 3, 2009 to extend their U.S. $30 billion temporary swap facilities until October 30, 2009.

Banking Supervision and Support

At December 31, 2008, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 71,680 million, as compared to Ps. 43,142 million at December 31, 2007. At December 31, 2008, the total loan portfolio of the banking system was 6.2% greater in real terms than the total loan portfolio at December 31, 2007. The past-due loan ratio of commercial banks was 3.7% at December 31, 2008, as compared to 2.5% at December 31, 2007. The amount of loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 111,529 million at December 31, 2008, as compared to Ps. 72,863 million at December 31, 2007. At this level, commercial banks had reserves covering 155.6% of their past-due loans at December 31, 2008, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

The Securities Market

The Mexican Stock Exchange is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. Upon the consummation of the initial public offering of its shares on June 18, 2008, the Mexican Stock Exchange was transformed from a sociedad anónima de capital variable (private company) to a sociedad anónima bursátil de capital variable (public company). In connection with the initial public offering of shares, certain of the former stockholders of the Mexican Stock Exchange (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the Mexican Stock Exchange, for purposes of voting such shares in the future as a single block. Both debt and equity securities are listed and traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

At December 31, 2008, the Stock Market Index stood at 22,380 points, representing a 24.2% nominal decrease from the level at December 31, 2007. At June 15, 2009, the Stock Market Index stood at 24,900 points, representing an 11.3% nominal increase from the level at December 31, 2008.

External Sector of the Economy

Foreign Trade

According to preliminary figures, in 2008, Mexico registered a trade deficit of U.S. $17.3 billion, as compared to a deficit of U.S. $10.1 billion for 2007. Merchandise exports increased by 7.2% during 2008, to U.S. $291.3 billion, as compared to U.S. $271.9 billion for 2007. During 2008, petroleum exports increased by 17.8%, while non-petroleum exports increased by 5.2%, in each case as compared to 2007. Exports of manufactured goods, which represented 79.2% of total merchandise exports, increased by 5.1% during 2008, as compared to 2007.

According to preliminary figures, in 2008, total imports grew by 9.5%, to U.S. $308.6 billion, as compared to U.S. $281.9 billion for 2007. During 2008, imports of intermediate goods increased by 7.9%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 11.3%, each as compared to 2007.

During the first four months of 2009, according to preliminary figures, Mexico registered a trade deficit of U.S. $1.7 billion, as compared to a deficit of U.S. $2.7 billion for the same period of 2008. Merchandise exports decreased by 30.5% during the first four months of 2009, to U.S. $67.5 billion, as compared to U.S. $97.1 billion for the same period of 2008. During the first four months of 2009, petroleum exports decreased by 58.5%, while non-petroleum exports decreased by 24.2%, each as compared to the same period of 2008.

During the first four months of 2009, according to preliminary figures, total imports decreased by 30.7%, to U.S. $69.2 billion, as compared to U.S. $99.9 billion for the same period of 2008. During the first four months of 2009, imports of intermediate goods decreased by 31.1%, imports of capital goods decreased by 16.9% and imports of consumer goods decreased by 39.3%, each as compared to the first four months of 2008.

Balance of International Payments

According to preliminary figures, Mexico’s current account registered a deficit of 1.5% of GDP, or U.S. $16.0 billion, in 2008, as compared to a deficit of U.S. $8.2 billion during 2007. The capital account registered a surplus of U.S. $21.4 billion in 2008, as compared to a surplus of U.S. $20.8 billion for 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $24.2 billion during 2008 and was composed of direct foreign investment of U.S. $18.6 billion and foreign portfolio investment (including securities placed abroad) inflows of U.S. $5.6 billion.

According to preliminary figures, during the first quarter of 2009, Mexico’s current account registered a deficit of U.S. $1.1 billion, as compared to a deficit of U.S. $2.6 billion for the same period of 2008. The U.S. $1.1 billion deficit registered during the first quarter of 2009 represented 0.1% of GDP. The capital account registered a deficit of U.S. $3.9 billion in the first quarter of 2009, as compared to a U.S. $8.8 billion surplus for the same period of 2008. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $1.7 billion during the first quarter of 2009, due to direct foreign investment inflows that totaled

U.S. $2.7 billion being partially offset by a deficit of U.S. $0.9 billion in foreign portfolio investment (including securities placed abroad).

At December 31, 2008, Mexico’s international reserves totaled U.S. $85.4 billion, an increase of U.S. $7.4 billion from the level at December 31, 2007. The net international assets of Banco de México totaled U.S. $95.2 billion at December 31, 2008, an increase of U.S. $8.0 billion from the level at December 31, 2007.

At June 12, 2009, Mexico’s international reserves totaled U.S. $74.7 billion, a decrease of U.S. $10.7 billion from the level at December 31, 2008. The net international assets of Banco de México totaled U.S. $81.0 billion at June 12, 2009, a decrease of U.S. $14.3 billion from the level at December 31, 2008.

Banco de México announced on October 8, 2008 that, going forward, it would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that these auctions would be reduced to U.S. $300 million each day and that, beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions to be held daily, whether or not there was a depreciation of the peso. On May 29, 2009, Banco de México announced that the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the auctions held daily would be reduced to U.S. $50 million. This intervention policy will remain in effect until September 8, 2009. From October 9, 2008 through June 12, 2009, Mexico sold an aggregate of U.S. $13.5 billion through these regular auctions.

In addition, from October 8, 2008 through June 12, 2009, Banco de México has conducted the following special auctions of dollars for an aggregate of U.S. $11 billion: (i) on October 8 and 9, 2008 one special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each for an amount of U.S. $3.0 billion, (iii) on October 16, 2008, one special auction of U.S. $1.5 billion and (iv) on October 23, 2008, one special auction of U.S. $1.0 billion.

On February 4, 5 and 6, 2009, Banco de México, in response to abnormal exchange rate volatility and a scarcity of liquidity in the foreign exchange market, carried out extraordinary sales of dollars to Mexican banks for an aggregate amount of U.S. $1.1 billion, in order to supplement the liquidity in the market. Banco de México carried out additional extraordinary sales of dollars on February 20, 23 and 27, 2009 for an aggregate amount of U.S. $0.8 billion.

Direct Foreign Investment in Mexico

According to preliminary figures, direct foreign investment notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Commission) totaled approximately U.S. $21.9 billion during 2008. Of that amount, 29.1% has been channeled to manufacturing, 18.8% to financial services, 8.5% to commerce, 3.7% to transportation and communications, 19.8% to mining, 3.7% to construction, and 16.4% to other services. By country of origin, 40.7% of the direct foreign investment during 2008 came from the United States, 10.8% from Canada, 19.7% from Spain, 6.3% from the United Kingdom, 5.3% from the Netherlands and 17.2% from other countries.

According to preliminary figures, during the first quarter of 2009, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $2.7 billion.

Exchange Controls and Foreign Exchange Rates

Since December 22, 1994, the Mexican Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market, as described under “—Balance of International Payments” above. The Mexican Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

The peso/dollar exchange rate closed at Ps. 13.833 = U.S. $1.00 on December 31, 2008, a 21.0% depreciation in dollar terms from the rate at the end of 2007. During 2008, the monthly average peso/dollar exchange rate was Ps. 11.152 = U.S. $1.00. The peso/dollar exchange rate announced by Banco de México on June 16, 2009 (to take effect on the second business day thereafter) was Ps. 13.353 = U.S. $1.00.

Public Finance

Fiscal Policy

The Programa Nacional de Financiamiento al Desarrollo 2008-2012 (National Program to Finance Development 2008-2012, or PRONAFIDE), announced on May 27, 2008, established Mexican Government fiscal policy goals that include increased spending on social and economic development and greater investment in infrastructure, while maintaining a stable and responsible approach to public finances. To meet these policy objectives, the PRONAFIDE has outlined the following specific objectives:

•	to strengthen the framework of fiscal responsibility to ensure a responsible and efficient fiscal policy, including a balanced budget and a prudent management of debt, each of which are core components of the development strategy, with the goals of reducing the historical balance of the public sector’s borrowing requirements and strengthening the mechanisms to carry out counter-cyclical policies;

•	to continue to simplify the Mexican taxation system, seeking additional mechanisms to facilitate compliance with tax obligations and reduce tax evasion, in order to improve tax collection;

•	to ensure the proper implementation of public finance reforms, in particular the Flat Rate Business Tax, in order to increase non-oil tax revenues and reduce the volatility of total government revenues;

•	to improve the allocation and use of expenditures by evaluating their results, based on greater transparency and accountability, including the implementation of an expenditure programs evaluation system, integrating the Mexican Government’s accounting systems at all three levels of government and giving priority in the allocation of expenditures to sectors and programs that produce better results; and

•	to promote the development of local financial markets and achieve savings in the financial costs of the public sector through the active management of public debt, while maintaining a level of risk consistent with the natural evolution of public finances and the development of local financial markets.

2008 Budget and Fiscal Results

According to preliminary figures, during 2008, the public sector overall balance registered a deficit of Ps. 301.6 billion. The public sector deficit included the effect of the issuance of Ps. 292.0 billion (approximately 2.4% of GDP) of bonos de reconocimiento (recognition bonds) associated with the reform of the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE Law) in March 2007. Under the ISSSTE Law, Mexico’s federal employee pension system was transformed from a pay-as-you-go system into a fully funded one. The recognition bonds were issued in order to recognize the rights acquired by workers who choose the new pension regime; the issuance of these bonds does not represent a new liability, but a preexisting one associated with the pension benefits accrued by workers, which are now recognized as budgetary debt. Excluding the gross expenditure related to the ISSSTE Law, the public sector deficit for 2008 was Ps. 9.6 billion, equivalent to approximately 0.1% of GDP, consistent with the Mexican Government’s target of a balanced budget for the fiscal year.

According to preliminary figures, during 2008, the public sector primary balance, defined as total public sector revenues less expenditures other than interest payments on public debt, registered a deficit of Ps. 70.0 billion, as compared to the surplus of Ps. 247.0 billion recorded in 2007. Excluding the gross expenditure associated with the ISSSTE Law, the primary balance registered a surplus of Ps. 222.0 billion, or 1.8% of GDP.

According to preliminary figures, public sector budgetary revenues increased by 9.3% in real terms during 2008. Oil revenues increased by 13.5% and non-oil tax revenues increased by 9.8%, while non-oil, non-tax revenues decreased by 10.4%, each in real terms and as compared to 2007. Oil prices increased by 36.9% in 2008, from an average price of U.S. $61.63 per barrel in 2007 to U.S. $84.35 per barrel in 2008, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues decreased from approximately 15.1% in 2007 to approximately 12.6% in 2008.

According to preliminary figures, public sector budgetary expenditures increased by 9.8% in real terms during 2008. In 2008, public sector financing costs decreased by 9.6% in real terms as compared to 2007.

At December 31, 2008, the balance of the Oil Revenues Stabilization Fund totaled Ps. 85.8 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 30.3 billion and the balance of the FEIIP totaled Ps. 29.0 billion.

2009 Budget

On October 21, 2008, the Mexican Congress approved the Federal Revenue Law for 2009. On November 12, 2008, the Chamber of Deputies approved the Federal Expenditure Decree for 2009 (together with the Federal Revenue Law for 2009, the 2009 Budget). When the 2009 Budget became effective as of January 1, 2009, it contemplated a public sector deficit of 1.8% of GDP for 2009 based on, among other assumptions, real GDP growth of 1.8% during the year.

The 2009 Budget is based on an estimated weighted average price of Mexico’s oil exports of U.S. $70.00 per barrel and an estimated volume of oil exports of 1,336 million barrels per day.

The preliminary results for 2007 and 2008, the revised budget assumptions and targets for 2008 and the budget assumptions and targets for 2009 are presented below.

2007 and 2008 Results
2008 and 2009 Budget Assumptions and Targets

		2008(3)			2009
	2007	Budget	2008(1)		Budget(4)(6)

Real GDP growth(%)(2)	3.3%	3.7%	1.3%		1.8%
Increase in the NCPI(%)	3.8%	3.0%	6.5%		3.8%
Average export price of Mexican oil mix (U.S. $/barrel)	$61.63	$49.00	$84.35		$70.00 (5)
Current account deficit as % of GDP(2)	0.8%	1.0%	1.5%		1.1%
Average exchange rate (Ps./U.S. $1.00)	10.9	11.2	11.1		11.7
Average rate on 28-day Cetes (%)	7.2%	7.0%	7.7%		8.0%
Public sector balance as % of GDP(2)	0.0%	0.0%	(0.1	)%(6)	0.0%
Primary balance as % of GDP(2)	2.2%	2.5%	1.8	%(6)	N.A.

Note:   N.A. = Not Available.

(1)	Preliminary.

(2)	Calculated with GDP figures resulting from the method of calculation in place since April 2008, except for 2008 Budget figures, which were calculated using the method of calculation in place prior to April 2008.

(3)	2008 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program 2008), and do not reflect actual results for the year or the adverse global financial and economic environment in 2008.

(4)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 and in the Programa Económico 2009 (Economic Program 2009), and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.

(5)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed. The total amount hedged was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion.

(6)	Excluding the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law, as discussed under “—2008 Budget and Fiscal Results” above.
Source: SHCP.

Under the 2009 Budget, the Mexican Government estimates that it will devote Ps. 455.5 billion (19.6% of total budgetary programmable expenditures) to education and Ps. 588.6 billion (25.4% of total budgetary programmable expenditures) to health and social security.

According to preliminary figures, during the first four months of 2009, the public sector overall balance registered a surplus of Ps. 23.9 billion, 79.9% less in real terms than the Ps. 112.3 billion surplus registered for the same period of 2008. Excluding physical investment by PEMEX and including the expected revenues for the January-April period from the Mexican Government’s oil price hedges, which will be payable in November 2009, the public sector balance registered a surplus of Ps. 136.0 billion, 2.6% less in real terms than the Ps. 131.5 billion surplus registered for the same period of 2008. The primary balance registered a surplus of Ps. 94.1 billion for the first four months of 2009, as compared with the Ps. 175.7 billion surplus registered for the same period of 2008. Excluding physical investment by PEMEX and including the expected revenues for the January-April period from the Mexican Government’s oil price hedges, the primary balance registered a surplus of Ps. 206.2 billion for the first four months of 2009, as compared to a surplus of Ps. 194.9 billion for the same period of 2008.

Public Debt

Internal Public Debt

Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

Over the last decade, the Mexican Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Mexican Government in 1999 offered for the first time ten-year securities denominated in UDIs and guaranteed 30-year UDI-indexed bonds. It subsequently began offering three-year, five-year, seven-year, ten-year, 20-year and 30-year fixed rate peso-denominated bonds. Since the first quarter of 2007, seven-year fixed rate peso-denominated bonds are no longer offered. In the last quarter of 2007, the Mexican Government offered for the first time three-year UDI-denominated bonds.

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

According to preliminary figures, at December 31, 2008, the net internal debt of the Mexican Government totaled Ps. 2,332.7 billion, as compared to the Ps. 1,788.3 billion outstanding at December 31, 2007. At December 31, 2008, the gross internal debt of the Mexican Government totaled Ps. 2,401.3 billion, as compared to Ps. 1,896.3 billion at December 31, 2007. Of the total gross internal debt of the Mexican Government at December 31, 2008, Ps. 281.3 billion represented short-term debt and Ps. 2,120.0 billion represented long-term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Mexican Government’s internal debt increased by 0.77 years during 2008, from 5.59 years at December 31, 2007 to 6.36 years at December 31, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 158.9 billion in 2008, 12.5% more in nominal terms than in 2007.

According to preliminary figures, at December 31, 2008, the net internal debt of the public sector totaled Ps. 2,268.5 billion (including liabilities associated with the ISSSTE Law of Ps. 270.5 billion), as compared to Ps. 1,686.8 billion outstanding at December 31, 2007. At December 31, 2008, the gross internal debt of the public sector totaled Ps. 2,498.7 billion, as compared to Ps. 1,958.0 billion outstanding at December 31, 2007. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.

According to preliminary figures, at April 30, 2009, the net internal debt of the Mexican Government totaled Ps. 2,342.0 billion, as compared to the Ps. 2,332.7 billion outstanding at December 31, 2008. At April 30, 2009, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 2,545.5 billion, as compared to Ps. 2,401.3 billion at December 31, 2008. At April 30, 2009, the gross internal debt including PIDIREGAS recognition of the public sector totaled Ps. 2,743.5 billion, as compared to Ps. 2,498.7 billion outstanding at December 31, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 5.9 billion for the first four months of 2009, a 1.0% increase in nominal terms, as compared to the same period of 2008.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31,															March 31,
	2004			2005			2006			2007			2008(2)			2009(2)
	(in billions of pesos, except percentages)

Gross Debt
Government Securities	Ps.	1,039.3	94.6%	Ps.	1,173.3	94.5%	Ps.	1,569.9	93.9%	Ps.	1,795.8	94.7%	Ps.	2,021.2	84.2%	Ps.	2,146.1	86.1%
Cetes		241.5	22.0		288.2	23.2		346.0	20.7		340.5	18.0		357.1	14.9		403.5	16.2
Floating Rate Bonds		310.5	28.2		287.6	23.2		359.6	21.5		325.0	17.1		243.6	10.1		241.6	9.7
Inflation-Linked Bonds		84.6	7.7		95.3	7.7		155.3	9.3		235.3	12.4		334.9	13.9		363.6	14.6
Fixed Rate Bonds		402.7	36.6		502.2	40.4		709.0	42.4		895.1	47.2		1,085.6	45.2		1,137.5	45.6
Other		59.9	5.4		68.8	5.5		102.9	6.1		100.6	5.3		380.1	15.8		347.3	13.9

Total Gross Debt	Ps.	1,099.2	100.0%	Ps.	1,242.2	100.0%	Ps.	1,672.8	100.0%	Ps.	1,896.3	100.0%	Ps.	2,401.3	100.0%	Ps.	2,493.4	100.0%

Net Debt
Financial Assets(3)		(69.2)			(58.8)			(125.7)			(107.9)			(68.6)			(84.6)

Total Net Debt	Ps.	1,030.0		Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	2,332.7		Ps.	2,408.8

Gross Internal Debt/GDP			12.1%			12.8%			15.6%			16.1%			19.8%			N.A.
Net Internal
Debt/GDP			11.4%			12.2%			14.4%			15.2%			19.2%			N.A.

Notes:  Numbers may not total due to rounding.
N.A.     = Not Available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at December 31, 2008. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: SHCP.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty.

According to preliminary figures, outstanding public sector gross external debt increased by U.S. $1.6 billion in 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $56.9 billion at December 31, 2008. Of this amount, U.S. $55.7 billion represented long-term debt and U.S. $1.3 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $3.0 billion in 2008, a 12.1% decrease in nominal terms, as compared to 2007.

According to preliminary figures, at December 31, 2008, commercial banks held approximately 8.0% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.9%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 61.0% and others held the remaining 9.9%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2008 represented approximately 23.9% of nominal GDP, 4.8 percentage points greater than at the end of 2007.

According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $28.5 billion during the first quarter of 2009, from U.S. $56.9 billion at December 31, 2008, to U.S. $85.4 billion at March 31, 2009, due mainly to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $83.8 billion represented long-term debt and U.S. $1.7 billion represented short-term debt.

According to preliminary figures, at March 31, 2009, commercial banks held approximately 24.3% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 15.0%, bondholders held approximately 59.5% and other creditors held the remaining 1.2%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2009 represented approximately 26.6% of nominal GDP, 2.7 percentage points higher than at December 31, 2008.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies, and a breakdown of such debt by currency. As used in this “Public Debt” section, external public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)
By Type

			Long-Term
	Long-Term Direct		Debt of
	Debt of the		Budget-		Other Long-						Total Long-
	Mexican		Controlled		Term Public		Total Long-		Total Short-		and Short-
	Government		Agencies		Debt(2)		Term Debt		Term Debt		Term Debt
	(In millions of dollars)

December 31,
2004	U.S.$	48,561	U.S.$	10,636	U.S.$	17,952	U.S.$	77,149	U.S.$	2,077	U.S.$	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008(4)		39,997		9,782		5,885		55,664		1,275		56,939
March 31, 2009(4)		38,053		39,555		6,154		83,762		1,658		85,420

By Currency(3)

	December 31,										March 31,
	2004		2005		2006		2007		2008(4)		2009(4)
	(in		(in		(in		(in		(in		(in
	millions		millions		millions		millions		millions		millions
	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)

U.S. dollars	71,220	89.9	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	71,059	83.2
Japanese yen	2,937	3.7	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	2,995	3.5
Pounds sterling	186	0.2	80	0.1	91	0.2	1,040	1.9	687	1.2	1.254	1.5
Swiss francs	236	0.3	171	0.2	175	0.3	423	0.8	410	0.7	372	0.4
Others	4,647	5.9	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	9,740	11.4

Total	79,226	100.0	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	85,420	100.0

Note:   Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2009), (b) external borrowings by the public sector after March 31, 2009 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.
Source: SHCP.

Rating Agency Considerations

On November 9, 2008, Fitch revised Mexico’s rating outlook to negative from stable but confirmed its BBB+ rating. On May 11, 2009, Standard & Poor’s revised Mexico’s rating outlook to negative from stable but confirmed its sovereign ratings of BBB+/A-2 for foreign currency debt and A+/A-1 for local currency debt.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

General

We earn income from:

•	export sales, which consist of sales of crude oil and condensates, refined products and petrochemical products;

•	domestic sales, which consist of sales of natural gas, refined products (such as gasoline, diesel fuel and LPG) and petrochemical products; and

•	other sources, including financial and investment income.

Our operating expenses include:

•	costs of sales, including the cost of purchases of imported refined petroleum and other products, depreciation and amortization, salaries, wages and benefits, a portion of the cost of the reserve for labor obligations, the variation of inventories, maintenance, and exploration and non-successful drilling expenses;

•	distribution expenses (including a portion of the cost of the reserve for labor obligations); and

•	administrative expenses (including a portion of the cost of the reserve for labor obligations).

Our income is affected by a number of factors, including:

•	changes in international prices of crude oil, refined petroleum products and petrochemical products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

•	the type and volume of crude oil produced and exported;

•	the type and volume of natural gas produced, processed and sold;

•	the results of development and exploration activities;

•	the amount of taxes and duties that the Mexican Government imposes on us;

•	fluctuations in the peso-U.S. dollar exchange rate; and

•	Mexican and global economic conditions, including the levels of international interest rates.

Overview

Our strategy consists of 26 objectives that derive from 15 strategic initiatives. These objectives are grouped under four guiding principles, which are set forth below: operational excellence, growth, management modernization and social responsibility.

(1)	Operational excellence: to achieve greater execution capacity through the improvement of planning, management and project financing. In addition, we seek to attain outstanding efficiency standards and operational reliability including the implementation of the latest technology.

(2)	Growth: to increase and reclassify hydrocarbon reserves in the medium- and long-term.

(3)	Management modernization: to implement a results-oriented managerial culture.

(4)	Social responsibility: to strengthen our environmental performance by capitalizing on operational opportunities, making investments in sustainable resources and strengthening our social and environmental responsibility.

We have reported significant losses in recent years. In 2008, we reported a net loss of Ps. 112.1 billion, primarily due to foreign exchange losses that we registered as a result of the depreciation of the Mexican peso in relation to the U.S. dollar during the fourth quarter of the year, the variation in inventories due the reduction in export crude oil prices and greater cost associated with the reserve for labor obligations, which increased due to the modification of FRS D-3 “Employee Benefits.” We cannot predict whether we will report income or a loss for the 2009 fiscal year.

In 2007, our equity increased by Ps. 8.4 billion, from Ps. 41.5 billion as of December 31, 2006 to Ps. 49.9 billion as of December 31, 2007, primarily due to a payment of Ps. 11.2 billion to PEMEX from the FEIIP and the Fondo sobre Ingresos Excedentes (Excess Revenues Fund, or FIEX), which was partially offset by a decrease in the equity effect of the labor reserve amounting to Ps. 3.4 billion. In 2008, our equity decreased by Ps. 23.0 billion, from Ps. 49.9 billion as of December 31, 2007, to Ps. 26.9 billion as of December 31, 2008. This decrease was primarily due to our net loss for the year of Ps. 112.1 billion, which was only partially offset by payments totaling Ps. 35.5 billion to PEMEX from the FEIIP and the FIEX, as well as the cancellation of the effect in equity of labor obligations in an amount of Ps. 51.8 billion. See “—Liquidity and Capital Resources” below.

Our capital expenditures in 2008 totaled Ps. 159.7 billion (U.S. $11.8 billion), 85.2% of which was allocated to upstream activities and 14.8% to downstream activities.

Critical Accounting Policies

Some of our accounting policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on our historical experience; terms of existing contracts; management’s view of trends in the oil and gas industry, both internationally and within Mexico; economic factors in

Mexico; and information from outside sources. We believe the following critical accounting policies, among others, affect management’s judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Successful Efforts Method of Oil and Gas Accounting

We apply the successful efforts method of oil and gas accounting. This accounting principle requires that costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and, if proved reserves are not discovered, the capitalized costs are later charged to expenses. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized over proved developed reserves, as the related oil and gas reserves are extracted. Our reserve estimates are determined in accordance with earth science and petroleum engineering principles and practices in accordance with Rule 4-10 of Regulation S-X of the SEC and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and oil field technology.

Downward revision of our reserve estimates can result in either: (a) higher depreciation and depletion expense per barrel in future periods, (b) an immediate write-down of an asset’s book value in accordance with accounting rules for the impairment of properties, or (c) changes in our accrual of the asset retirement obligation. An impairment of oil-and gas-producing fixed assets will result if the downward revisions are so significant that the estimated future cash flows from the remaining reserves in the field are insufficient to recover the unamortized capitalized costs. Conversely, if the oil and gas reserve quantities are revised upward, our per-barrel depreciation and depletion expense will be lower.

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

While we believe that our environmental remediation and asset retirement obligation provisions are adequate as well as the interpretations applied of existing law are appropriate, the amounts estimated for future liabilities, which are based on discounted cash flows, may differ materially from the costs that will actually be incurred to remediate our properties. If we determine that an environmental remediation or asset retirement obligation provision is insufficient, it will be adjusted accordingly in the results of operations of the period in which the determination is made.

Employee Benefit Plans

We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations which include various actuarial assumptions, such as nominal discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and modify them based on current rates and trends when it is deemed appropriate to do so. As required by Mexican and U.S. GAAP, the effect of the modifications is generally recorded or amortized over future periods. We believe that the assumptions used in recording our obligations under our plans, which are presented in Notes 12 and 21 II(e) to our consolidated financial statements included herein, are reasonable based on our experience and on the advice of our independent actuaries.

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

The use of valuation models requires us to make assumptions and estimates regarding the volatility of derivative contracts at the balance sheet dates, and actual results could differ significantly due to fluctuations in value-influencing market data. The valuation models for our interest rate and currency derivatives are based on calculations and valuations using a group-wide financial reporting system, which provides consistent market data and valuation algorithms throughout our organization. The algorithms used to obtain valuations are those commonly used in the financial markets. In certain cases, the calculated fair value of derivatives is compared with results which are produced by other market participants, including banks, as well as those available through other internally available systems. The valuations of commodity instruments are also made utilizing common valuation techniques.

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

Accounting for Income Taxes

As described in Note 18 to our consolidated financial statements included herein, a new fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities became effective on January 1, 2006 and amendments to the fiscal regime applicable to Pemex-Exploration and Production became effective on January 1, 2008 and January 1, 2009. In addition, PMI and PMI Norteamérica, S.A. de C.V. (PMI NASA) are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

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

Inflation Accounting

As a result of a new FRS B-10, effective January 1, 2008, we no longer use inflation accounting, unless the economic environment in which we operate qualifies as “inflationary”, as defined by Mexican FRS. Because the economic environment in the three-year period ended December 31, 2008 did not qualify as inflationary, we did not use inflation accounting to prepare the consolidated financial statements included herein. As a result, unless otherwise indicated, all amounts included in “Item 5—Operating and Financial Review and Prospects” are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007.

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

The following table sets forth the weighted average price per barrel of crude oil that PMI received from exports and the average price of its benchmark, West Texas Intermediate crude oil, for the years indicated. Note that the average prices of West Texas Intermediate crude oil are higher than the average prices of crude oil that we export. This is primarily due to the higher cost of refining sour crude oils, which make up a majority of our exports. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year Ended December 31,
	2004		2005		2006		2007		2008
	(in dollars per barrel)

West Texas Intermediate crude oil average price	U.S.$	41.49	U.S.$	56.59	U.S.$	66.04	U.S. $	72.20	U.S.$	100.06
PEMEX crude oil weighted average export price		31.05		42.71		53.04		61.64		84.38

Note:	The numbers in this table are daily average prices for the full year. Spot prices at year end are different. On June 29, 2009, the spot price for West Texas Intermediate crude oil was U.S. $71.59 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $65.97 per barrel.

Sources: PMI operating statistics and Platt’s U.S. Market Scan (McGraw-Hill Company).

Domestic Prices

The formulas used to determine prices for petroleum and petrochemical products sold in the domestic market are determined by the SHCP, in accordance with the Federal Public Administration Organic Law, the Ley de Planeación and the Reglamento Interior of the SHCP. The SHCP receives input from PEMEX and other governmental agencies through committees composed of officials of Petróleos Mexicanos, the subsidiary entities, some of its subsidiary companies and representatives of various governmental agencies including, among others, the SHCP, the Ministry of Energy, SFP and the Ministry of Economy. The SHCP determines wholesale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The SHCP adjusts prices for petroleum and petrochemical products sold in the domestic market, so that they are consistent with the Mexican Government’s macroeconomic targets. See “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2004				2005				2006				2007				2008
	Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.

Oil Products
Unleaded regular gasoline(1)	U.S.$	86.48	U.S.$	72.39	U.S.$	92.45	U.S.$	92.42	U.S.$	96.46	U.S.$	104.10	U.S.$	100.59	U.S.$	110.15	U.S.$	104.44	U.S.$	129.84
Premium gasoline(1)		101.17		80.38		109.31		100.67		114.64		112.62		124.00		119.95		130.87		141.29
Diesel(1)		71.72		72.93		76.55		99.51		79.47		111.18		85.09		118.44		91.03		160.01
Jet fuel(2)		47.92		48.49		71.59		72.04		81.31		80.91		88.93		89.56		125.09		124.31
Kerosene(3)		71.72		50.76		76.55		72.87		79.37		83.67		85.10		91.13		91.03		126.25
Natural Gas(4)
Industrial		6.09		6.41		7.88		8.58		6.67		7.81		6.62		7.57		9.62		9.71
Residential		9.58		12.03		11.75		14.78		11.22		13.99		11.86		14.04		13.87		16.26
Selected Petrochemicals
Ammonia(5)		272.48		250.68		324.26		288.87		305.53		282.17		310.76		301.95		521.23		517.67
Polyethylene L.D.(6)		1,221.15		1,504.20		1,542.74		1,721.57		1,504.40		1,509.98		1,593.26		1,344.10		1,791.89		1,512.66
Polyethylene H.D.(7)		978.44		1,364.33		1,352.18		1,552.94		1,504.53		1,463.60		1,485.02		1,270.69		1,658.72		1,357.51
Styrene(8)		1,297.79		1,231.44		1,419.03		1,360.49		1,475.00		1,358.50		1,575.75		1,426.84		1,698.05		1,529.92

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices for Houston, Texas.

Sources: Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).

(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).

Sources: Pemex-Refining and Platt’s U.S. Market Scan (McGraw-Hill Company).

(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude them.

Sources: Pemex-Refining and Petroleum Marketing Monthly published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).

(4)	In U.S. dollars per thousand cubic feet. Excluding taxes. Industrial natural gas prices are for Mexico City and surrounding areas, and correspond to additional volumes requested with prior notification, which is required only one day in advance. Residential prices for 2007 and 2008 are nationally weighted; from 2004 to 2006 prices are for Mexico City. These prices reflects the specific cost of transportation and distribution in the relevant area. U.S prices represent national average industrial prices and Texas residential prices.

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

Sources: Pemex-Petrochemicals and ICIS-Pricing.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2006		2007		2008
	(in millions of pesos)(1)

Taxes and duties:
Hydrocarbon extraction duties and others	Ps.	587,021	Ps.	667,999	Ps.	767,522
Excess gains duties		8,224		-		-
Hydrocarbon income tax		4,915		6,031		1,583
Income tax		4,605		3,226		2,597
Special tax on production and services(2)		-		-		-

Total	Ps.	604,765	Ps.	677,256	Ps.	771,702

Note: For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties.”

(1)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from 2006 through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 are stated in nominal pesos.

(2)	During 2006, 2007 and 2008, no IEPS tax was generated due to negative IEPS tax rates, as explained below.

Source: PEMEX’s audited financial statements.

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

For financial statement purposes, the IEPS tax, when due to the Mexican Government, is presented as part of net domestic sales and then deducted after “Income before hydrocarbon extraction duties.” From the end of 2005 and through the end of 2008, the IEPS tax rate was negative, and therefore was not reflected as part of net domestic sales. In 2006, 2007 and 2008 (but not in 2005), we received a tax credit equal to the amount of negative IEPS taxes, which is reflected in our income statement under “other revenues.”

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

Since mid-2005, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax, the freight to the gas station and the retailer’s margin, which has generated a “negative” IEPS tax rate. In 2005, PEMEX did not receive any benefit from the negative IEPS tax rate. In 2006, however, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first to its value added tax liability and second to ordinary hydrocarbon duties. The IEPS tax credits are recorded in our income statement under “other revenues.” In 2008, we were permitted to credit Ps. 194.6 billion of negative IEPS tax, of which we credited Ps. 83.9 billion against our IEPS tax and value added tax liabilities. The surplus was credited against the Ordinary Hydrocarbons Duty.

Relation to the Mexican Government

Petróleos Mexicanos and the subsidiary entities were created as decentralized public entities of the Mexican Government, rather than as Mexican corporations. Therefore, we do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. The Mexican Government closely regulates and supervises our operations. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. Mexican Government secretaries control key executive decisions at PEMEX. The President of Mexico appoints six of the 15 members of the Board of Directors of Petróleos Mexicanos. The President also appoints the four professional members to the Board of Directors of Petróleos Mexicanos, whose appointments are ratified by the Senate. The Secretary of the Ministry of Energy is the Chairperson of the Board of Directors of Petróleos Mexicanos. In 2008, the SFP designated the three members of the Independent Audit Committee of Petróleos Mexicanos, which will be replaced in 2009 with our new Audit and Performance Evaluation Committee described under “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.” In addition, the SFP appoints Petróleos Mexicanos and the subsidiary entities’ external auditors.

The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Mexican Congress for its approval.

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, and turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 5.2% in 2004, 3.3% in 2005, 4.1% in 2006, 3.8% in 2007 and 6.5% in 2008.

Mexican inflation has affected our consolidated financial statements in the following ways:

•	Until December 31, 2007, we adjusted the value of certain of our fixed assets, materials and spare parts on our balance sheet to reflect the effects of inflation, using the NCPI in a comprehensive manner. This revaluation increased our assets in periods of high inflation. See Note 3a. to our consolidated financial statements included herein. When we revalued fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges increased, reducing our income. The higher carrying value further exposed us to subsequent impairment charges. See Note 3j. to our consolidated financial statements included herein.

•	Until December 31, 2007, Mexican FRS required that financial statements recognize the effects of inflation in accordance with Bulletin B-10. A component of inflation accounting which is not reflected in historical based accounting is the recognition of a gain or loss on monetary position, which is included in the income statement as a component of comprehensive financing cost. The gain or loss on monetary position captures the impact of purchasing power fluctuations on monetary assets and liabilities. To the extent that we have had a net monetary liability position, the income statement reflected a monetary gain as measured by the change in the NCPI. To the extent that we have had a net monetary asset position, the income statement reflected a monetary loss as measured by the change in the NCPI.

Effective January 1, 2008, we adopted FRS B-10 “Effects of Inflation” which supersedes Bulletin B-10 and its five amendments, as well as the related circulars and Interpretación de las Normas de Información Financiera (Interpretation of Financial Reporting Standards, or INIF) No. 2. The principal guidelines established by this FRS are:

•	the change in the value of UDIs may be used to determine the inflation rate for a given period;

•	the election to use inventory replacement costs as well as specific indexation for fixed assets is eliminated;

•	an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (i.e., accumulated inflation is equal to or higher than 26% in the most recent three-year period); and

•	the accounts of (1) gain or loss from holding non-monetary assets (RETANM), (2) monetary position gains or losses (REPOMO), and (3) deficit/excess in equity restatement will be reclassified to retained earnings, when their unrealized portion is not identified.

In addition, beginning in 2008, comparisons of financial results of different years are presented in nominal, not constant, terms.

The initial effects deriving from the adoption of FRS B-10 included a Ps. 171.7 billion charge in the restatement of equity and a credit to results from prior years in the same amount. However, our income statement, assets, liabilities and the balance sheet were not otherwise affected. See “— Recently Issued Accounting Standards.”

Consolidation

The financial statements consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 3b. to our consolidated financial statements included herein. As described in Note 21 I(n) to our consolidated financial statements included herein, we began consolidating Pemex Finance, Ltd., for Mexican FRS purposes, in 2005. For U.S. GAAP purposes, Pemex Finance, Ltd. has been consolidated historically.

Export Agreements

Even though Mexico is not a member of OPEC, in the past, following OPEC announcements of production cuts and increases of production, and in order to maintain oil market stability, Mexico has announced increases and decreases in Mexico’s crude oil exports in connection with increases or decreases of crude oil production by other oil producing countries. However, since 2004, PEMEX has not changed its export levels as a result of announcements by OPEC, and we believe that Mexico has no plans to change PEMEX’s current level of crude oil exports.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Sales

Total sales increased by 16.6%, from Ps. 1,139.3 billion in 2007 to Ps. 1,328.9 billion in 2008. This increase resulted primarily from a 14.8% increase in domestic sales, from Ps. 592.0 billion in 2007 to Ps. 679.8 billion in 2008, due to increased unit prices and greater volumes of sales, mainly of petroleum products. In addition, total sales also increased due to an 18.7% increase in export sales, from Ps. 542.9 billion in 2007 to Ps. 644.4 billion in 2008, due to higher crude oil prices.

Domestic Sales

Domestic sales increased by 14.8% in 2008, from Ps. 592.0 billion in 2007 to Ps. 679.8 billion in 2008, due to increased prices and volumes of sales of principal petroleum and petrochemicals products. Domestic sales of petroleum products increased by 11.7% in 2008, from Ps. 484.1 billion in 2007 to Ps. 540.7 billion in 2008, primarily due to increases in the average sales prices of products sold in Mexico and a 0.6% increase in the sales volumes of petroleum products. The increase in the sales volumes of petroleum products, from 1,816 thousand barrels per day in 2007 to 1,827 thousand barrels per day in 2008, was primarily due to an increase in sales of gasoline and diesel. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 25.8%, from Ps. 25.6 billion in 2007 to Ps. 32.2 billion in 2008, due to an increase in the domestic sales of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes and monoethylene glycol. Sales of natural gas increased by 29.8% in 2008, from Ps. 82.3 billion in 2007 to Ps. 106.8 billion in 2008, as a result of an increase in average prices.

Export Sales

Export sales increased by 18.7% in peso terms in 2008, from Ps. 542.9 billion in 2007 to Ps. 644.4 billion in 2008. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 13.2% in peso terms, from Ps. 473.7 billion in 2007 to Ps. 536.0 billion in 2008. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 16.2% in 2008, from U.S. $42.6 billion in 2007 to U.S. $49.5 billion in 2008. This increase was mainly a result of increased crude oil and product prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 108.4 billion in 2008, 56.6% higher in peso terms than the Ps. 69.2 billion of additional revenues generated in 2007, mainly due to increased export prices of crude oil. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2008 was U.S. $84.38, 36.9% higher than the weighted average price of U.S. $61.64 in 2007.

Export crude oil sales by Pemex-Exploration and Production to PMI accounted for 87.2% of export sales (excluding the trading activities of the PMI Group) in 2008, as compared to 89.0% in 2007. These crude oil sales increased in peso terms by 10.9% in 2008, from Ps. 421.7 billion in 2007 to Ps. 467.6 billion in 2008, and increased in dollar terms by 14.2% in 2008, from U.S. $37.9 billion in 2007 to U.S. $43.3 billion in 2008. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2008 was U.S. $84.26, 36.9% higher than the weighted average price of U.S. $61.57 in 2007. The volume of crude oil exports decreased by 16.8%, from 1,686 thousand barrels per day in 2007 to 1,403 thousand barrels per day in 2008, mainly as a consequence of the natural decline in production of the Cantarell fields and production shut downs due to adverse weather conditions in the Gulf of Mexico.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas and natural gas liquids, increased from 10.5% of export sales (excluding the trading activities of the PMI Group) in 2007 to 12.1% of those export sales in 2008. Export sales of petroleum products, including natural gas liquids, increased by 31.4%, from Ps. 49.3 billion in 2007 to Ps. 64.8 billion in 2008, primarily due to an increase in export prices of petroleum products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 34.1%, from U.S. $4.4 billion in 2007 to U.S. $5.9 billion in 2008. Export sales of natural gas decreased by Ps. 0.5 billion, from Ps. 4.1 billion in 2007 to Ps. 3.6 billion in 2008. This decrease was mainly due to a decrease in natural gas production.

Petrochemical products accounted for the remainder of export sales in 2007 and 2008. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 38.5%, from Ps. 2.6 billion in 2007 to Ps. 3.6 billion in 2008, primarily due to increased petrochemical product prices. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 44.6% in 2008, from U.S. $235.6 million in 2007 to U.S. $340.7 million in 2008.

Services Income

In 2007 and 2008, services income amounted to Ps. 4.3 billion and Ps. 4.8 billion, respectively. This 11.6% increase was mainly due to higher fees charged by Pemex-Refining for freight services provided to third parties.

Costs of Sales and General Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 38.9%, from Ps. 545.6 billion in 2007 to Ps. 757.8 billion in 2008. This increase was mainly due to higher product prices, greater product purchases, principally petroleum products such as gasoline, diesel and liquefied gas, and an increase in the charges to net periodic cost of employee benefits, due to the effects of new amortization guidelines for the amortization of unrecognized/unamortized items under FRS D-3 “Employee Benefits.”

Due to existing price controls imposed by the Mexican Government on gasoline, diesel and LPG products sold in the domestic market, in 2008, we were not able to pass on all of the increases in the prices of our product purchases to our retail customers in Mexico.

Other Revenues (principally IEPS benefit), net

Other revenues, net, increased by 148.1%, from Ps. 79.8 billion in 2007 to Ps. 198.0 billion in 2008, primarily due to an increase in revenues resulting from higher negative rates of the IEPS tax in 2008, as compared to 2007. As a result, PEMEX recognized revenues from IEPS tax credits of Ps. 72.1 billion and Ps. 194.6 billion in 2007 and 2008, respectively.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. In 2008, our loss associated with comprehensive financing result increased by 437.5%, from a loss of Ps. 20.0 billion in 2007 to a loss of Ps. 107.5 billion in 2008, as a result of the following.

Exchange Rate Loss. A substantial portion of PEMEX’s indebtedness, 77.8% at December 31, 2008, is denominated in foreign currencies, so the depreciation of the peso resulted in a foreign exchange loss of Ps. 71.1 billion in 2008, as compared to a loss of Ps. 1.4 billion in 2007. The peso/dollar exchange rate depreciated by 19.7% in dollar terms in 2008, from Ps. 10.8662 = U.S. $1.00 on December 31, 2007 to Ps. 13.5383 = U.S. $1.00 on December 31, 2008, as compared to a 0.1% appreciation of the exchange rate in 2007.

Monetary Position Result. In accordance with FRS B-10, because the Mexican economy was not “inflationary” during the three-year period ended December 31, 2007, PEMEX did not recognize the effects of inflation in its 2008 financial results. As a result, PEMEX did not register a gain in monetary position in 2008, while in 2007 PEMEX registered a gain in monetary position of Ps. 12.9 billion.

Interest Net. PEMEX’s net interest expense increased by Ps. 5.0 billion, primarily as a result of the net result of our derivative transactions. See Note 11(viii) to our consolidated financial statements included herein.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 13.9%, from Ps. 677.3 billion in 2007 to Ps. 771.7 billion in 2008, largely due to the increase of the hydrocarbon extraction duty, from Ps. 663.1 billion in 2007 to Ps. 761.2 billion in 2008. In 2008, duties and taxes represented 58.1% of total sales and in 2007, they represented 59.4% of total sales, because our effective rate of taxes and duties rises as oil prices increase.

Net Loss

In 2008, we had a net loss of Ps. 112.1 billion from Ps. 1,328.9 billion in total sales revenues, as compared to a net loss of Ps. 18.3 billion from Ps. 1,139.3 billion in total sales revenues in 2007. This increase in net loss resulted from the various factors described above.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Sales

Total sales increased by 3.0%, from Ps. 1,106.1 billion in 2006 to Ps. 1,139.3 billion in 2007. This increase resulted primarily from a 4.4% increase in domestic sales, from Ps. 567.3 billion in 2006 to Ps. 592.0 billion in 2007, due to increased unit prices and greater volumes of sales, mainly of petroleum products. In addition, total sales also increased due to a 1.5% increase in export sales, from Ps. 535.1 billion in 2006 to Ps. 542.9 billion in 2007, due to higher crude oil prices.

Domestic Sales

Domestic sales increased by 4.4% in 2007, from Ps. 567.3 billion in 2006 to Ps. 592.0 billion in 2007, due to increased prices and volumes of sales of principal petroleum and petrochemicals products. Domestic sales of petroleum and petrochemical products increased by 5.0% in 2007, from Ps. 460.8 billion in 2006 to Ps. 484.1 billion in 2007, primarily due to increases in the average sales prices of products sold in Mexico and a 3.1% increase in the sales volumes of petroleum products. The 3.1% increase in the sales volumes of petroleum products, from 1,762 thousand barrels per day in 2006 to 1,816 thousand barrels per day in 2007, was primarily due to the increase in sales of gasoline and diesel. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 0.4%, from Ps. 25.5 billion in 2006 to Ps. 25.6 billion in 2007, due to an increase in the domestic sales of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes and monoethylene glycol. Sales of natural gas increased by 1.7% in 2007, from Ps. 80.9 billion in 2006 to Ps. 82.3 billion in 2007, as a result of an increase in average prices.

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

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas and natural gas liquids, increased from 9.4% of export sales (excluding the trading activities of the PMI Group) in 2006 to 10.5% of those export sales in 2007. Export sales of petroleum products, including natural gas liquids, increased by 16.3%, from Ps. 42.4 billion in 2006 to Ps. 49.3 billion in 2007, primarily due to an increase in export prices of petroleum products and in sales volume. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 22.2%, from U.S. $3.6 billion in 2006 to U.S. $4.4 billion in 2007. Export sales of natural gas increased by Ps. 3.3 billion, from Ps. 0.8 billion in 2006 to Ps. 4.1 billion in 2007. This increase was mainly due to an increase in natural gas production.

Petrochemical products accounted for the remainder of export sales in 2006 and 2007. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 23.5%, from Ps. 3.4 billion in 2006 to Ps. 2.6 billion in 2007, primarily due to a 68.7% decrease in the sales volume of benzene and ethylene exports. This decrease was primarily due to (i) in the case of ethylene, the end of the obligation to fulfill export deliveries, and (ii) in the case of benzene, the styrene plant (which uses benzene for its production process) being partially out of operation. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 18.3% in 2007, from U.S. $288.5 million in 2006 to U.S. $235.6 million in 2007.

Services Income

In 2006 and 2007, services income amounted to Ps. 3.7 billion and Ps. 4.3 billion, respectively. This increase was mainly due to higher fees charged by Pemex-Refining for freight services provided to third parties.

Costs of Sales and General Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 9.3%, from Ps. 499.2 billion in 2006 to Ps. 545.6 billion in 2007. This increase was mainly due to greater product purchases, principally petroleum products such as gasoline, diesel and liquefied gas, and an increase in the charges to cost of the reserve for labor obligations, which was partially offset by a decrease in PEMEX subsidiary companies’ cost of sales and the inventory products favorable fluctuation.

Due to existing price controls imposed by the Mexican Government on gasoline, diesel and LPG products sold in the domestic market, in 2007, we were not able to pass on all of the increases in the prices of our product purchases to our retail customers in Mexico.

Other Revenues (principally IEPS benefit), net

Other revenues, net, increased by 36.2%, from Ps. 58.6 billion in 2006 to Ps. 79.8 billion in 2007, primarily due to an increase in revenues resulting from higher negative rates of the IEPS tax in 2007 as compared to 2006. As a result, PEMEX recognized revenues from the IEPS benefit for Ps. 72.1 billion and Ps. 57.3 billion in 2007 and 2006, respectively.

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

Net Income/(Loss)

In 2007, we had a loss of Ps. 18.3 billion from Ps. 1,139.3 billion in net sales, as compared to net income of Ps. 47.0 billion from Ps. 1,106.1 billion in total revenues in 2006. This change resulted from the various factors described above.

Liquidity and Capital Resources

Equity Structure and the Certificates of Contribution “A”

Our total equity as of December 31, 2008 was Ps. 26.9 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 522.4 billion.

In March 1990, the Mexican Government exchanged U.S. $7.58 billion worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called Brady Bonds) issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos’ indebtedness to the Mexican Government increased by an amount equal to U.S. $7.58 billion. The new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos’ equity as Certificates of Contribution “A.” As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt at the exchange rates in effect at the date the payments were made. The total dividend on the Certificates of Contribution “A” was approved annually by the Board of Directors of Petróleos Mexicanos after the close of each fiscal year. Each quarter until January 2007, Petróleos Mexicanos made advance payments to the Mexican Government that totaled a prorated portion of the minimum guaranteed dividend. Following a payment of Ps. 4,270 million in January 2007, and because PEMEX’s obligation to pay minimum guaranteed dividends was fully performed in 2007, no further advance payments on the minimum guaranteed dividend are payable to the Mexican Government.

From 2004 to 2008, Petróleos Mexicanos made the following advance payments, and declared the following dividends to the Mexican Government, as follows.

	Year Ended December 31,
	2004		2005		2006		2007		2008
	(in millions of pesos)(1)

Total advance payments to the Mexican Government	Ps.	11,589	Ps.	16,501	Ps.	269	Ps.	4,270	Ps.	-
Dividends declared in respect of Certificates of Contribution “A”(2)		11,589		11,483		16,393		263		4,270

(1)	Figures for 2004, 2005 and 2006 have been restated to constant pesos of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 are stated in nominal pesos.

(2)	In each of the five years ended December 31, 2008 the dividends were approved by the Board of Directors of Petróleos Mexicanos.

Source: PEMEX’s audited financial statements.

However, the Mexican Government may still require Petróleos Mexicanos to declare and pay dividends to it at any time.

In accordance with the Federal Expenditures Budget for the Fiscal Year of 2006, the Mexican Government transferred to PEMEX Ps. 45.7 billion in 2006 in reimbursement for the excess gains revenue duty paid by PEMEX in that year. This transfer of resources was capitalized, increasing the equity of Petróleos Mexicanos and the subsidiary entities by the same amount.

In December 2007, the Mexican Government made payments in the amount of Ps. 11,160 million to Petróleos Mexicanos, which it capitalized in equity. This total consisted of one payment in the amount of Ps. 11,132 million, derived from excess revenues that were paid in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c), and a payment of Ps. 19.7 million, which was received from the FIEX. During 2007, Petróleos Mexicanos also capitalized interest in the amount of Ps. 9.3 million related to these excess revenues payments.

In February 2008, the Mexican Government made another payment to Petróleos Mexicanos under the Federal Law of Budget and Fiscal Accountability, in the amount of Ps. 2,806.2 million. Petróleos Mexicanos capitalized this amount in equity. In December 2008, the Mexican Government made further payments in the amount of Ps. 32,639 million to Petróleos Mexicanos to fund infrastructure works, which were also capitalized in equity. In addition, Petróleos Mexicanos capitalized interest in the amount of Ps. 12.2 million related to these payments by the Mexican Government, for a total amount capitalized in 2008 of Ps. 35,457 million.

Cash Flows from Operating, Financing and Investing Activities

Effective January 1, 2008, FRS B-2 “Statement of Cash Flow” superseded Bulletin B-12 “Statement of Changes in Financial Position.” In accordance with FRS B-2, we were required neither to prepare a statement of changes in financial position for the year ended December 31, 2008, nor to prepare a statement of cash flow for the year ended December 31, 2007. Because our 2008 cash flow statement and our 2007 statement of changes in financial position are not comparable, we discuss below only components of our statement of cash flow for the year ended December 31, 2008.

During 2008, under Mexican FRS, net funds provided by operating activities were Ps. 33.7 billion. Net income before taxes and duties, which was determined on a cash flow basis, was Ps. 536.3 billion and items that did not require cash outlays totaled Ps. 295.2 billion in 2008. There was an increase in net indebtedness of Ps. 14.3 billion, and payments of pensions, seniority benefits and other post-retirement obligations totaled Ps. 22.0 billion. During 2008, we applied net funds of Ps. 140.2 billion for net investments at cost in fixed assets (Ps. 141.1 billion of new investments and capitalized comprehensive result, less Ps. 0.3 billion in dispositions of fixed assets and Ps. 0.6 billion in equity investments in non-consolidated subsidiaries and affiliates).

At December 31, 2008, our cash and cash equivalents totaled Ps. 114.2 billion, as compared to Ps. 171.0 billion at December 31, 2007.

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures, total approximately Ps. 190.9 billion for 2009. For general descriptions of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2008, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 136.1 billion in capital expenditures on exploration and production. In 2009, Pemex-Exploration and Production has 23 projects in its capital expenditures budget, for which Ps. 160.5 billion has been budgeted. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production.”

Pemex-Refining invested in one infrastructure project in 2008 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 17.4 billion in capital expenditures in nominal peso terms. In 2009, Pemex-Refining expects to invest Ps. 23.0 billion in capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2009, Pemex-Gas and Basic Petrochemicals will invest Ps. 4.2 billion in capital expenditures. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2009, Pemex-Petrochemicals expects to invest Ps. 2.4 billion in capital expenditures for two projects. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

Our current commitments for capital expenditures have increased in recent years as compared to previous years. Based on past experience, we expect to generate sufficient funds for our working capital, capital expenditures and investments through:

•	cash flow generated by operations;

•	the issuance of certificados bursátiles (peso-denominated publicly traded notes) in the domestic market;

•	the issuance of debt securities in the international capital markets;

•	the renewal of existing lines of credit and the entering into of new lines of credit from international and local commercial banks; and

•	other financing activities.

The securities that we issue may vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds or pesos, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years including perpetual debt securities, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range, which may be of one year or more. See also “— Financing Activities” below.

The international financial crisis could impact our ability to access the financial markets in 2009. If it does so, we may be required to reduce our budgeted capital expenditures.

Prior to 2003, Petróleos Mexicanos had never issued debt securities in the domestic market. Because the domestic market has demonstrated significant growth over the past few years, we believe that this market represents a good alternative source of funding, offering competitive conditions in terms of tenor, amount and type of interest rates, and as a result we plan to continue issuing such securities in the Mexican domestic market. Additionally, we may fund some investment projects through commercial bank loans denominated in pesos.

Effective January 30, 2009, the Master Trust and Fideicomiso F/163 assigned certain rights to Petróleos Mexicanos in consideration of the cancellation of debt that these entities had issued to Petróleos Mexicanos between 2006 and 2008 pursuant to several inversiones de disponibilidades (which we refer to as inter-company private placements). In addition, effective January 1, 2009, in connection with the amendments to the Federal Law of Budget and Fiscal Accountability described under “Item 4—Information on the Company—History and Development—Capital Expenditures and Investment,” Petróleos Mexicanos agreed to assume primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163, as applicable, will continue to act as servicer of all indebtedness until such time as Petróleos Mexicanos legally assumes, as primary obligor, their indebtedness under the related agreements. The legal procedures related to this recognition will be carried out during the second half of 2009.

The inter-company private placements were debt securities issued by the Master Trust or by Fideicomiso F/163 and purchased by Petróleos Mexicanos at prevailing market conditions. Under this program, which allowed Petróleos Mexicanos to invest part of its cash position in debt securities for use in PIDIREGAS, we were able to obtain significant benefits because the interest rate paid by these entities to Petróleos Mexicanos exceeded the average return on our cash investments. Additionally, the inter-company private placements did not increase our total indebtedness on a consolidated basis since they were eliminated as part of the consolidation process. Petróleos Mexicanos obtained all the required legal and corporate authorizations to establish this program. Through December 31, 2008, the Master Trust issued U.S. $26.2 billion in debt securities through inter-company private placements to Petróleos Mexicanos and Fideicomiso F/163 issued an additional Ps. 42.0 billion through inter-company private placements through December 31, 2008. All of these inter-company private placements were canceled effective January 30, 2009 as a result of the changes to the Federal Law of Budget and Fiscal Accountability that became effective in November 2008.

A number of our financing agreements contain restrictions on (a) PEMEX’s ability to create liens on its assets to secure external indebtedness, subject to certain exceptions, (b) PEMEX’s ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) PEMEX’s ability to merge or consolidate with other entities or sell all or substantially all of its assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos or Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At December 31, 2008 and at the date of this report, PEMEX was not in default on any of its financing agreements.

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

On May 11, 2009, Standard & Poor’s placed PEMEX’s rating outlook on negative watch. However, Moody’s and Fitch maintain the stable outlook on their ratings.

Financing Activities

2009 Financing Activities. During the period from January 1 to June 26, 2009, Petróleos Mexicanos participated in the following activities:

•	On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000,000 under the syndicated revolving credit facility established on September 7, 2007.

•	On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000,000 of 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•	On March 26, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 2,500,000,000 at a floating rate; the loan matures in March 2010.

•	On April 3, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,000,000,000 and three-year maturity and the other at a fixed rate for Ps. 4,000,000,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000,000 Notes Program.

•	On May 22, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000,000 and three-year maturity and the other at a fixed rate for Ps. 3,500,000,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000,000 Notes Program.

•	On June 2, 2009, Petróleos Mexicanos issued £350,000,000 of 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•	On June 18, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,750,000,000 at a floating rate; the loan matures in June 2011.

2008 Financing Activities. During the period from January 1 to December 31, 2008, the Master Trust obtained U.S. $1,471.1 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing PIDIREGAS. In addition, we participated in the following activities:

•	The Master Trust issued, through inter-company private placements, nine series of floating rate notes under its Medium-Term Notes Program, Series A; all of the notes were purchased by Petróleos Mexicanos; the details of each are described below:

Issue Date	Principal Amount	Maturity Date

January 16, 2008	U.S. $ 2,000,000,000	December 15, 2015
February 15, 2008	1,500,000,000	December 15, 2017
May 13, 2008	500,000,000	December 15, 2021
May 19, 2008	500,000,000	December 15, 2021
June 3, 2008	1,000,000,000	December 15, 2021
July 21, 2008	1,000,000,000	December 15, 2022
September 10, 2008	1,000,000,000	December 15, 2014
October 17, 2008	1,000,000,000	December 16, 2019
November 14, 2008	1,000,000,000	December 16, 2019

Total	U.S. $ 9,500,000,000

The inter-company private placements described above did not increase our consolidated net indebtedness, and were canceled effective January 30, 2009.

•	On January 28, 2008, the Master Trust repaid U.S. $500,000,000 of the U.S. $2,500,000,000 borrowed through its syndicated revolving credit facility established on September 7, 2007.

•	On February 7, 2008, Fideicomiso F/163 renegotiated the maturity date of the Ps. 22,000,000,000 inter-company private placement issued on December 2006, extending its maturity to December 16, 2013. In addition, on the same date, Fideicomiso F/163 issued, through an inter-company private placement in Mexico, Ps. 10,000,000,000 of Floating Rate Notes due in 2013; the notes are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining

and Pemex-Gas and Basic Petrochemicals. These inter-company private placements did not increase our consolidated net indebtedness, and were canceled effective January 30, 2009.

•	On February 27, 2008, the Master Trust repaid U.S. $500,000,000 of the U.S. $2,500,000,000 borrowed through its syndicated revolving credit facility established on September 7, 2007.

•	On February 29, 2008, Petróleos Mexicanos borrowed U.S. $1,000,000,000 from the syndicated revolving facility referred to above. Under this facility, borrowings may be made by either the Master Trust or Petróleos Mexicanos. Borrowings by the Master Trust are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan in the amount of Ps. 10,000,000,000 and bearing interest at a floating rate; the loan matured in December 2008 and was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan in the amount of Ps. 4,000,000,000 and bearing interest at a floating rate; the loan matured in June 2008 and was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan in the amount of Ps. 3,500,000,000 and bearing interest at a floating rate; the loan matured in December 2008 and was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 2, 2008, the Master Trust entered into a Term Loan Agreement with a commercial bank, in the amount of ¥41,900 million (equivalent to U.S. $400 million) in two tranches of ¥20,950 million each, maturing in 2011 and 2014 respectively. This agreement is guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 4, 2008, the Master Trust issued U.S. $1,000,000,000 of 5.75% Notes due 2018 and U.S. $500,000,000 of 6.625% Bonds due 2038 under its Medium-Term Notes Program, Series A; the notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On July 18, 2008, the Master Trust further increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series A, to U.S. $60,000,000,000.

•	On September 29, 2008, the Master Trust issued ¥64,000,000,000 of its Floating Rate Bonds due 2020, which are insured by Nippon Export and Investment Insurance and guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 24, 2008, RepCon Lux S.A. redeemed in full its U.S. $1,307,108,000 principal amount of 4.5%. Guaranteed Exchangeable Bonds due 2011, exchangeable into shares of Repsol YPF, S.A. (Repsol). Most holders elected to exchange their bonds into Repsol shares prior to the redemption date. Petróleos Mexicanos retained beneficial ownership of approximately 4.81% of the shares of Repsol, and financed its investment in Repsol through a series of equity swaps and options.

2007 Financing Activities. During the period from January 1 to December 31, 2007, Petróleos Mexicanos obtained U.S. $7.3 million in nominal terms in loans made or guaranteed by export credit agencies and the Master Trust obtained U.S. $1,002.6 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing PIDIREGAS. In addition, we participated in the following activities:

•	The Master Trust issued, through inter-company private placements, nine series of floating rate notes under its Medium-Term Notes Program, Series A; all of the notes were purchased by Petróleos Mexicanos; the details of each are described below:

Issue Date	Principal Amount	Maturity Date

February 2, 2007	U.S. $ 2,000,000,000	December 17, 2012
March 16, 2007	2,500,000,000	December 16, 2016
May 4, 2007	1,500,000,000	December 15, 2014
June 22, 2007	2,000,000,000	December 15, 2020
July 27, 2007	1,000,000,000	December 15, 2023
August 24, 2007	1,000,000,000	December 15, 2023
October 12, 2007	1,000,000,000	December 15, 2017
October 26, 2007	1,000,000,000	December 15, 2017
November 26, 2007	1,697,000,000	December 15, 2015

Total	U.S. $ 13,697,000,000

•	On December 13, 2007, Fideicomiso F/163 issued through inter-company private placements Ps. 10,000,000,000 of floating rate debt securities due in 2013, which were purchased by Petróleos Mexicanos.

The inter-company private placements described above did not increase our consolidated net indebtedness; these private placements were canceled effective January 30, 2009.

•	On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility of U.S. $2,500,000,000 entered into on September 7, 2007; under this agreement, borrowings may be made by either the Master Trust or Petróleos Mexicanos; the facility bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR); the facility matures in 2010 and 2012 and each of the tranches can be extended twice for a period of one year. This facility replaces the two previous syndicated revolving credit facilities, each in the amount of U.S. $1,250,000,000. Borrowings by the Master Trust under this facility are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 22, 2007, the Master Trust issued U.S. $1,500,000,000 of 5.75% Notes due 2018 and U.S. $500,000,000 of 6.625% Bonds due 2035 under its Medium-Term Notes Program, Series A; the notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

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

							Aggregate
		Outstanding		Aggregate			Principal
		Principal		Principal			Amount
		Amount		Amount			Outstanding
		Before		Tendered and			After
Series of Securities	ISIN	Tender Offers		Not Withdrawn			Tender Offers

5.750% Notes due 2015	US706451BF73	U.S.$	1,720,947,000	U.S.$	1,486,575,000	U.S.$	234,372,000
7.375% Notes due 2014	US706451AH49		1,551,059,000		1,188,064,000		362,995,000
7.375% Notes due 2014	US70645KAM18		210,000		210,000		-
8.000% Notes due 2011	US706451AF82		731,048,000		548,874,000		182,174,000
8.000% Notes due 2011	US70645KAE91		6,386,000		820,000		5,566,000
8.625% Bonds due 2022	US706451AG65		754,234,000		593,989,000		160,245,000
8.625% Bonds due 2022	US70645JAH59		20,000,000		20,000,000		-
8.625% Bonds due 2022	US70645KAH23		10,010,000		10,010,000		-
8.625% Guaranteed Bonds due 2023	US706451BC43		225,395,000		118,888,000		106,507,000
8.625% Guaranteed Bonds due 2023	US70577AR99		109,000		109,000		-
9 1/4% Guaranteed Bonds due 2018	US706451BB69		334,915,000		227,806,000		107,109,000
9 1/4% Guaranteed Bonds due 2018	USU70577AQ17		457,000		350,000		107,000
9.50% Guaranteed Bonds due 2027	US706451BD26		573,333,000		354,116,000		219,217,000
9.50% Guaranteed Bonds due 2027	US706451AW16		385,000		100,000		285,000
9.50% Guaranteed Bonds due 2027	USU70577A572		6,440,000		150,000		6,290,000

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

			Outstanding							Aggregate
			Principal	Aggregate						Principal
			Amount	Principal		Final				Amount
			Before	Amount		Principal				Outstanding
			Tender	Tendered and		Purchase		Final		After
Series of Securities	ISIN		Offers	Not Withdrawn		Amount		Factor		Tender Offers

8.50% Notes due 2008	US706451AA95	U.S.$	930,079,000	U.S.$	585,957,000	U.S.$	113,084,000	19.4226%	U.S.$	816,995,000
	US70645JAC62		30,000		30,000		10,000			20,000
	US70645KAC36		15,296,000		958,000		180,000			15,116,000
6.125% Notes due 2008	US706541AM34		709,933,000		438,750,000		423,533,000	96.5586%		281,400,000
	US70645KAK51		23,742,000		16,932,000		16,342,000			12,401,000
9.375% Guaranteed Notes due 2008	US706541BA86		468,601,000		350,928,000		173,826,000	49.5679%		294,775,000
	USU70577AP34		5,267,000		2,123,000		1,049,000			4,218,000
7.875% Notes due 2009	US70645JAK88		907,603,000		578,202,000		109,876,000	18.9736%		797,727,000
	US70645KAG40		4,451,000		1,550,000		293,000			4,158,000
9.125% Notes due 2010	US706451AB78		927,824,000		477,445,000		374,969,000	78.7345%		552,855,000
	US70645KAB52		1,594,000		140,000		110,000			1,484,000

The open market purchases and tender offers described above were part of PEMEX’s ongoing efforts to manage its external liabilities.

The following table sets forth the analysis of our total indebtedness as of December 31, 2008 based on short-and long-term debt and fixed or floating rates:

	In millions
	of U.S. dollars

Short-term debt
Short-term bonds with floating interest rates	U.S.$	460
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		2,458
Lines of credit with fixed interest rates		3,297

Total short-term debt	U.S.$	6,215

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 3.27% to 10.61% and maturities ranging from 2010 to 2035	U.S.$	17,919
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2010 to 2018	U.S.$	15,887
Floating rate notes with maturities ranging from 2010 to 2014		2,794

Total variable rate instruments	U.S.$	18,680

Total long-term debt	U.S.$	36,599

Total indebtedness(1)	U.S.$	42,815

Note:  Numbers may not total due to rounding.

(1)     Excludes accrued interest and includes notes payable to contractors.

The portion of our total debt at December 31, 2008 corresponding to borrowings of the Master Trust and Fideicomiso F/163 was U.S. $39.1 billion, composed as follows.

	In millions
	of U.S. dollars

Master Trust
Long-term debt
Instruments with fixed annual interest rates ranging from 3.27% to 9.5% and maturities ranging from 2010 to 2038	U.S.$	13,272
Drawings under lines of credit based on LIBOR and other variable rates and maturities ranging from 2010 to 2018		11,685
Floating rate notes with maturities ranging from 2010 to 2020		2,794
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Master Trust relating to the sale of accounts receivable by PMI to Pemex Finance, Ltd.(1)		871
Inter-company private placements at variable rate(2)		26,197
Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	U.S.$	1,057
Lines of credit with fixed interest rates		2,888
Short-term bonds with floating interest rates		460
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd.(1)		295

Total Master Trust’s indebtedness	U.S$	59,519

Total Master Trust’s inter-company debt		27,363

Total consolidated borrowings of Master Trust	U.S.$	32,156

Fideicomiso F/163
Long-term debt
Long-term lines of credit with variable interest rates	U.S$	3,509
Instruments with fixed annual interest rates ranging from 8.38% to 11% and maturities ranging from 2010 to 2019		2,415
Inter-company private placements at floating rate(2)		3,102
Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various national commercial banks		1,030

Total Fideicomiso F/163’s indebtedness	U.S.$	10,056

Total Fideicomiso F/163’s inter-company debt		3,102

Total consolidated borrowings of Fideicomiso F/163	U.S.$	6,953

Total inter-company debt	U.S.$	30,466

Total consolidated indebtedness of Master Trust and Fideicomiso F/163(3)	U.S.$	39,109

Note: Numbers may not total due to rounding.

(1)	This amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of each of Pemex-Exploration and Production, the Master Trust and Pemex Finance, Ltd. (i.e., the effects of inter-company indebtedness are eliminated).

(2)	Inter-company private placements do not increase PEMEX’s total indebtedness, since their balances are eliminated in the consolidation.

(3)	Excludes accrued interest and notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the five years from 2004 to 2008.

Total Indebtedness of PEMEX

	Year Ended December 31,(1)
	2004		2005		2006		2007		2008
	(in millions of U.S. dollars)(2)

Domestic Debt in Various Currencies(3)	U.S.$	6,530	U.S.$	10,416	U.S.$	10,885	U.S.$	9,227	U.S.$	7,204
External Debt(3)
MYRA(4)	U.S.$	77	U.S.$	38		-		-		-
Other direct bank loans(5)		1,789		1,186		686		3,013		2,668
Bonds(6)		22,133		25,931		27,583		20,766		19,114
Trade financing advances from		2,409		4,370		4,310		4,250		4,250
commercial banks(7)
Purchasing loans(8)		366		309		257		171		101
Financial leases		197		153		70		-		435
Export credit agency loans (project finance)(9)		5,471		6,322		7,439		7,434		7,921
Notes payable to contractors		1,186		1,068		952		1,227		1,120

Total external debt	U.S.$	33,628	U.S.$	39,377	U.S.$	41,297	U.S.$	36,861	U.S.$	35,609

Total Indebtedness(10)	U.S.$	40,158	U.S.$	49,793	U.S.$	52,183	U.S.$	46,087	U.S.$	42,815

Note:   Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $231 million, U.S. $95 million, U.S. $139 million, U.S. $5.4 million and U.S. $522.4 million at December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 11.2648 = U.S. $1.00 for 2004, Ps. 10.7777 = U.S. $1.00 for 2005, Ps. 10.8810 = U.S. $1.00 for 2006, Ps. 10.8662 = U.S. $1.00 for 2007 and Ps. 13.5383 = U.S. $1.00 for 2008. See Notes 3 and 10 to our consolidated financial statements included herein.

(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside Mexico, and payable outside the territory of Mexico.

(4)	Multi-Year Restructuring Agreement.

(5)	Includes U.S. $2.5 billion under a syndicated revolving credit facility in 2007 and U.S. $1.5 billion under this facility in 2008.

(6)	Includes, in 2004, 2005, 2006 and 2007, issuance by RepCon Lux, S.A. of U.S. $1.37 billion of its 4.5% Guaranteed Exchangeable Bonds due 2011 (paid in 2008) and, in 2005, 2006, 2007 and 2008, U.S. $2.3 billion, U.S. $1.9 billion, U.S. $1.5 billion and U.S. $1.2 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “— Financing Activities of Pemex Finance, Ltd.” below.

(7)	To finance external trade of crude oil and derivatives. Includes indebtedness of the Master Trust consisting of trade financing advances from commercial banks of U.S. $2.4 billion as of December 31, 2004, U.S. $4.4 billion as of December 31, 2005, U.S. $4.3 billion as of December 31, 2006, U.S. $4.25 billion as of December 31, 2007 and U.S. $4.25 billion as of December 31, 2008.

(8)	To finance imports of equipment and spare parts.

(9)	Includes U.S. $5,428 million, U.S. $6,285 million, U.S. $7,409 million, U.S. $7,411 million and U.S. $7,904 million of indebtedness of the Master Trust as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(10)	Includes U.S. $26.0 billion, U.S. $32.9 billion , U.S. $35.5 billion, U.S. $32.1 billion and U.S. $32.2 billion of indebtedness of the Master Trust as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively, and U.S. $5.5 billion, U.S. $9.9 billion, U.S. $10.6 billion, U.S. $9.0 billion and U.S. $7.0 billion of indebtedness of Fideicomiso F/163 as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

Source: Petróleos Mexicanos.

Financing Activities of Pemex Finance, Ltd.

Commencing on December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services, B.V. have entered into several agreements with Pemex Finance, Ltd. Under these contracts, Pemex Finance, Ltd. purchases certain existing PMI accounts receivable for crude oil as well as certain accounts receivable to be generated in the future by PMI related to crude oil. The receivables sold are those generated by the sale of Maya crude oil to designated customers in the United States, Canada and Aruba. The net proceeds obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for capital expenditures. Pemex Finance, Ltd. obtains resources for the acquisition of such accounts receivable through the placement of debt instruments in the international markets.

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican FRS, are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable by Pemex Finance, Ltd. have been reclassified as debt. The option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, which was approximately U.S. $1.2 billion as of December 31, 2008, has been redeemed.

As of December 31, 2008, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $1.2 billion aggregate principal amount of notes with maturities ranging from 2009 to 2018 and interest rates ranging between 8.875% and 10.61%, as well as two series of floating rate notes.

2009 Financing Activities. During the first six months of 2009, Pemex Finance, Ltd. made payments of U.S. $166.6 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during the first six months of 2009.

2008 Financing Activities. During 2008, Pemex Finance, Ltd. made payments of U.S. $333.0 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2008.

2007 Financing Activities. During 2007, Pemex Finance, Ltd. made payments of U.S. $387.0 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2007.

Contractual Obligations and Off-balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2008 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2008(1)

			Payments due by period
			Less than 1						After
	Total		year		1-3 years		4-5 years		5 years
	(in millions of U.S. dollars)

Contractual obligations recognized in balance sheet:
Indebtedness(2)	U.S.$	41,259.1	U.S.$	6,169.9	U.S.$	10,983.8	U.S.$	9,128.2	U.S.$	14,977.3
Notes payable to contractors(2)		1,120.3		1.8		831.8		67.6		219.0
Capital lease obligations(2)(3)		435.2		44.1		88.1		88.1		215.0
Other long-term liabilities:
Dismantlement and abandonment
costs obligations(4)		1,386.9		79.8		319.9		274.7		712.3
Employee benefit plan(5)		36,569.1		2,177.1		4,772.0		5,580.5		24,039.5

Total contractual obligations recognized in balance sheet		80,770.6		8,472.7		16,995.7		15,139.1		40,163.1

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(6)		35,695.5		9,993.0		17,857.3		4,035.0		3,810.3
Financed Public Works Contracts(6)		7,882.2		1,773.0		1,545.2		883.9		3,680.1
Nitrogen supply contract(7)		1,475.3		149.7		308.6		264.0		753.0

Total contractual obligations not recognized in liabilities		45,053.1		11,915.7		19,711.1		5,182.9		8,243.4

Total contractual obligations	U.S.$	125,823.6	U.S.$	20,388.4	U.S.$	36,706.8	U.S.$	20,322.0	U.S.$	48,406.4

Notes: Numbers may not total due to rounding.

These figures do not include accrued interest or future interest payments.

(1)	All amounts calculated in accordance with Mexican FRS.

(2)	See Note 10 to our consolidated financial statements included herein.

(3)	See Note 21 II(f) to our consolidated financial statements included herein.

(4)	See Notes 3e., 3i. and 9 to our consolidated financial statements included herein.

(5)	See Note 12 to our consolidated financial statements included herein.

(6)	See Note 15c. to our consolidated financial statements included herein. The 2008 total of U.S. $8,385.7 million presented in that Note for Financed Public Works Contracts represents the total amount of those contracts, while the amount of U.S. $7,882.2 million presented for Financed Public Works Contracts in this table reflects amounts corresponding to works whose performance and delivery by the related contractors are pending.

(7)	See Note 15b. to our consolidated financial statements included herein.

As of December 31, 2008, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

The following tables set forth information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2008.

Fair Value of Natural Gas Derivative Contracts

(in thousands of U.S. dollars)

Fair value of contracts outstanding at the beginning of the period	U.S.$	1,561
Contracts realized or otherwise settled during the period		(1,947)
Fair value of new contracts when entered into during the period		11,136
Other changes in fair values		600

Fair value of contracts outstanding at the end of the period	U.S.$	11,349

Note: Numbers may not total due to rounding.

Fair Value of Natural Gas Derivative Contracts at Period-End by Maturity

	Maturity less						Maturity in
	than		Maturity		Maturity		excess of 5
Source of Fair Value	1 year		1-3 years		4-5 years		years	Total fair value
	(in thousands of U.S. dollars)

Prices actively quoted	U.S.$	213.74	U.S.$	223.57		-	-	U.S.$	437.31
Prices provided by other external sources	(U.S.$	4,006.97)	U.S.$	14,876.51	U.S.$	41.88	-	U.S.$	10,911.43

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2008 as well as the percentage change in sales revenues for the years 2006 to 2008.

	Year Ended December 31,										2007	2008
	2004		2005		2006		2007		2008		vs. 2006	vs. 2007
	(in millions of pesos)(1)										(%)	(%)

Exploration and Production
Trade sales(2)		-		-		-		-		-	-	-
Intersegment sales	Ps.	625,864	Ps.	773,337	Ps.	890,012	Ps.	912,295	Ps.	1,137,808	2.5	24.7

Total net sales		625,864		773,337		890,012		912,295		1,137,808	2.5	24.7
Refining
Trade sales(2)(3)		355,913		383,827		409,554		433,604		490,556	5.9	13.1
Intersegment sales		30,146		41,308		46,242		42,230		56,992	(8.7)	35.0

Total net sales		386,059		425,135		455,796		475,834		547,548	4.4	15.1
Gas and Basic Petrochemicals
Trade sales(2)		129,468		144,987		138,688		139,963		167,108	0.9	19.4
Intersegment sales		74,956		89,170		83,058		82,941		104,028	(0.1)	25.4

Total net sales		204,424		234,158		221,746		222,904		271,136	0.5	21.6
Petrochemicals
Trade sales(2)		18,770		21,827		21,639		21,702		25,576	0.3	17.9
Intersegment sales		8,217		9,518		9,654		35,942		54,481	272.3	51.6

Total net sales		26,987		31,345		31,293		57,644		80,057	84.2	38.9
Corporate and subsidiary companies
Trade sales(2)(4)		364,190		455,660		536,220		543,988		645,710	1.4	18.7
Intersegment sales and eliminations		(739,182)		(913,332)		(1,028,969)		(1,073,408)		(1,353,309)	4.3	26.1

Total net sales		(374,992)		(457,672)		(492,749)		(529,420)		(707,599)	7.5	33.7

Total Net Sales	Ps.	868,342	Ps.	1,006,303	Ps.	1,106,101	Ps.	1,139,257	Ps.	1,328,950	3.0	16.7

Note:  Numbers may not total due to rounding.

(1)	Figures for 2004, 2005 and 2006 have been restated to constant pesos as of December 31, 2007 by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 are stated in nominal pesos.

(2)	Sales to external customers.

(3)	Includes IEPS tax, except in 2006, 2007 and 2008, when the IEPS tax rate was negative.

(4)	Includes services income.

Source: PEMEX’s financial statements.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the five-year period ended December 31, 2008, as well as the percentage change in income for the years 2006 to 2008.

											2007	2008
	Year Ended December 31,										vs. 2006	vs. 2007
	2004		2005		2006		2007		2008		(%)	(%)
	(in millions of pesos)(1)

Business Segment
Exploration and Production	Ps.	(15,250)	Ps.	(19,702)	Ps.	75,888	Ps.	19,966	Ps.	23,473	(73.7)	17.6
Refining		(24,612)		(57,508)		(35,326)		(45,654)		(119,474)	29.2	161.7
Gas and Basic Petrochemicals		13,000		7,214		6,312		4,958		2,264	(21.5)	(54.3)
Petrochemicals		(13,739)		(17,852)		(18,029)		(16,086)		(18,671)	(10.8)	16.1
Corporate and subsidiary companies(2)		12,157		5,490		18,108		18,508		332	2.2	(98.2)

Total net income/(loss)	Ps.	(28,443)	Ps.	(82,358)	Ps.	46,953	Ps.	(18,308)	Ps.	(112,076)	(139.0)	512.2

Note:  Numbers may not total due to rounding.

(1)	Figures for 2004, 2005 and 2006 have been restated to constant pesos as of December 31, 2007 by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 are stated in nominal pesos.

(2)	Includes intersegment eliminations.

Source: PEMEX’s financial statements.

2008 Compared to 2007

Exploration and Production

In 2008, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 10.9% in peso terms and by 14.2% in U.S. dollar terms, mainly due to an increase in the average sales prices and volumes of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $84.26 in 2008, as compared to U.S. $61.57 in 2007. Intersegment sales increased by 24.7%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased by 17.6%, or Ps. 3,507 million, from Ps. 19,966 million in 2007 to Ps. 23,473 million in 2008, primarily as a result of an increase in the average price of crude oil.

Refining

In 2008, trade sales related to refining activities increased by 13.1%, from Ps. 433,604 million in 2007 to Ps. 490,556 million in 2008, due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by Ps. 14,762 million, or 35.0%, to Ps. 56,992 million, mainly due to higher prices of our principal petroleum products. In 2008, the total loss related to refining activities was Ps. 119,474 million, 161.7% more than the loss of Ps. 45,654 million in 2007. The loss was primarily due to higher prices and volume of purchases by Pemex-Refining of imported petroleum products, mainly gasolines and diesel, which reduced its margins.

Gas and Basic Petrochemicals

In 2008, trade sales related to the natural gas and basic petrochemical business segment increased by 19.4%, from Ps. 139,963 million in 2007 to Ps. 167,108 million in 2008. LPG sales increased by 0.6%, from Ps. 55,663 million in 2007 to Ps. 55,972 million in 2008, principally due to an increase in LPG prices. Natural gas sales increased by 29.8%, from Ps. 82,295 million in 2007 to Ps. 106,821 million in 2008, mainly due to an increase in natural gas prices. Income related to natural gas and basic petrochemicals decreased by 54.3%, or Ps. 2,694 million, from Ps. 4,958 million in 2007 to Ps. 2,264 million in 2008, mainly due to an increase in operating and labor costs.

Petrochemicals

In 2008, trade sales related to the petrochemicals business segment increased by 17.9%, from Ps. 21,702 million in 2007 to Ps. 25,576 million in 2008. Prices for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2008, the volume of petrochemical exports decreased by 11.2%, from 665.6 thousand tons in 2007 to 590.9 thousand tons in 2008. Losses related to petrochemical activities increased by 16.1%, from Ps. 16,086 million in 2007 to Ps. 18,671 million in 2008, mainly due to an increase in the volume of imports of methanol and xylene.

Corporate and subsidiary companies

In 2008, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties and the trading activities of the PMI Group increased by 18.7% in peso terms, from Ps. 543,988 million in 2007 to Ps. 645,710 million in 2008, as a result of increased prices of the crude oil that we exported. In 2008, net income related to corporate and subsidiary companies after inter-company eliminations, which includes the international trading activities of the PMI Group, decreased from Ps. 18,508 million in 2007 to Ps. 332 million in 2008, primarily due to the expense associated with an increase in the reserve for employee benefits.

2007 Compared to 2006

Exploration and Production

In 2007, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 4.4% in peso terms and by 8.8% in U.S. dollar terms, mainly due to an increase in the average sales prices and volumes of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $61.57 in 2007, as compared to U.S. $53.20 in 2006. Intersegment sales increased by 2.5%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities decreased by 73.7%, or Ps. 55,922 million, from Ps. 75,888 million in 2006 to Ps. 19,966 million in 2007, primarily as a result of an increase in taxes and duties, as well as an increase in operating expenses.

Refining

In 2007, trade sales related to refining activities increased by 5.9%, from Ps. 409,554 million in 2006 to Ps. 433,604 million in 2007, due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales decreased by Ps. 4,013 million, or 8.7%, to Ps. 42,230 million, largely due to the fact that products produced by certain plants at the Cangrejera facility began to be produced and marketed by Pemex-Petrochemicals. In 2007, the total loss related to refining activities was Ps. 45,654 million, 29.2% more than the loss of Ps. 35,325 million in 2006. The loss was primarily due to higher prices and volume of purchases by Pemex-Refining of imported petroleum products, mainly gasolines and diesel, which reduced its margins.

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

Petrochemicals

In 2007, trade sales related to the petrochemicals business segment increased by 0.3%, from Ps. 21,639 million in 2006 to Ps. 21,702 million in 2007. Prices and volumes for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2007, the volume of petrochemical exports decreased by 17.1%, from 803.2 thousand tons in 2006 to 665.6 thousand tons in 2007. Losses related to petrochemical activities decreased by 10.8%, from Ps. 18,029 million in 2006 to Ps. 16,086 million in 2007, mainly due to a decrease in the price of imports of methanol, ammonia and toluene.

Corporate and subsidiary companies

In 2007, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties and the trading activities of the PMI Group increased by 1.4% in peso terms, from Ps. 536,220 million in 2006 to Ps. 543,988 million in 2007, as a result of increased prices of the crude oil that we exported. In 2007, net income related to corporate and subsidiary companies after inter-company eliminations, which includes the international trading activities of the PMI Group, increased from Ps. 18,108 million in 2006 to Ps. 18,508 million in 2007, primarily due to an increase in sales.

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

Income/(loss) and Equity (Deficit) under U.S. GAAP

For the year ended December 31, 2008, our loss under U.S. GAAP was approximately Ps. 67.8 billion, representing a Ps. 44.3 billion decrease from the net loss recorded under Mexican FRS. For the year ended December 31, 2007, our net loss under U.S. GAAP was approximately Ps. 32.6 billion, representing a Ps. 14.3 billion increase from the net loss recorded under Mexican FRS. For the year ended December 31, 2006, our net income under U.S. GAAP was approximately Ps. 56.7 billion, representing a Ps. 9.8 billion increase from the net income recorded under Mexican FRS. For further detail regarding the adjustments related to these amounts, see Note 21 to our consolidated financial statements included herein.

Our equity deficit under U.S. GAAP was approximately Ps. 145.4 billion at December 31, 2008, as compared to an equity deficit of Ps. 198.1 billion at December 31, 2007. For further detail regarding the adjustments related to these amounts, see Note 21 to our consolidated financial statements included herein.

Recently Issued Accounting Standards

New Mexican FRS Accounting Standards

Accounting basis for the preparation of financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS as promulgated by the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or CINIF).

Certain line items from the financial statements as of December 31, 2006 and 2007 have been reclassified in order to make the presentation of such financial statements comparable to that of the financial statements as of December 31, 2008.

New NIFs issued by the CINIF

The CINIF has issued the following NIFs, effective for fiscal years beginning after December 31, 2008:

•	FRS B-7 “Business acquisitions,” which supersedes the previous Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, emphasizing that all business acquisitions should be accounted for using the purchase method. We estimate that the initial effects of this new FRS will not be material.

•	FRS B-8 “Consolidated and combined financial statements,” which supersedes the previous Bulletin B-8 and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. The principal guidelines established by this FRS are: (1) the obligation to consolidate special purpose entities (SPEs) when these are controlled by the parent company; (2) the possibility, under certain rules, of presenting unconsolidated financial statements when the parent company is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued; and (3) the giving of consideration to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of control. Additionally, regulations relating to the valuation of permanent investments have been transferred to the new FRS C-7, as described immediately below. We estimate that the initial effects of the new FRS B-8 will be immaterial.

•	FRS C-7 “Investments in affiliates and other permanent investments,” which sets forth the rules to account for investments in affiliates, as well as other permanent investments where there is no control, joint control or significant influence. The principal guidelines established by this FRS are: (1) the requirement to use the equity method of accounting for SPEs where significant influence is exercised; (2) the giving of consideration to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of significant influence; and (3) the establishment of a specific procedure and a limit for recognizing the affiliated entity’s losses. We estimate that the initial effects of this new FRS will not be material.

•	FRS C-8 “Intangible assets,” which supersedes the previous Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity’s operations. The principal guidelines established by this FRS are: (1) the narrowing of the definition of intangible assets to establish that separability is not the only condition for an intangible asset to be identifiable; (2) the requirement that subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase, or recorded as an intangible asset if they meet the criteria to be recognized as such; (3) the provision of greater detail regarding accounting for the exchange of an asset, in accordance with the provisions of international standards and other FRS; and (4) the elimination of the presumption that an intangible asset may not have a useful life exceeding twenty years. We estimate that the initial effects of this new FRS will not be material.

New U.S. GAAP Accounting Standards

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (which we refer to as SFAS 141(R)) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment to ARB No. 51” (which we refer to as SFAS 160). SFAS 141(R) and SFAS 160 require most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both SFAS 141(R) and SFAS 160 are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. Because all of the subsidiaries of Petróleos Mexicanos are wholly owned, we do not expect the adoption of SFAS 160 to impact our financial position or results of operations. We are currently evaluating the impact of adopting SFAS 141(R) on our financial position and results of operations.

In February 2008, the FASB issued FASB Staff Position No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (which we refer to as FSP 140-3). FSP 140-3 provides guidance on accounting for a transfer of a financial asset and on repurchase financing. FSP 140-3 presumes an initial transfer of a financial asset and a repurchase financing to be part of the same arrangement (a linked transaction) under FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125” (which we refer to as SFAS 140). However, if certain criteria are met, the initial transfer and repurchase financing will not be evaluated as a linked transaction but instead evaluated separately under SFAS 140. FSP 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. We are currently evaluating the provisions of this standard, but do not expect adoption to have a material impact on our financial position or results of operations.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (which we refer to as SFAS 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of FASB Statement No. 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of SFAS 161 on our disclosures about hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (which we refer to as FSP 142-3). FSP 142-3 revises the factors that should be considered in developing renewal or extension assumptions that are used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact, if any, of adopting FSP 142-3 on our financial position and results of operations.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (which we refer to as EITF 07-5). EITF 07-5 provides guidance in determining whether such an instrument is classified in equity or as a derivative instrument. We adopted the provisions of EITF 07-5 on January 1, 2009, and are currently evaluating the impact, if any, of adopting EITF 07-5 on our financial position and results of operations.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (which we refer to as EITF 08-6). EITF 08-6 continues to follow the accounting method for initial carrying value of equity investments that is found in Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (which we refer to as APB 18). This method is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing should be performed by the investor at the investment level, and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 announced a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee; the investor should account for such transactions as if it had sold a proportionate share of its investment, with any gains or losses recorded in earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of SFAS 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. We do not anticipate that the adoption of EITF 08-6 will materially impact our financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position No. 132(R)-1, “Employers’ Disclosures about Post-retirement Benefit Plan Assets” (which we refer to as FSP 132(R)-1). FSP 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. FSP 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106,” effective immediately. This amendment requires non-public entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. We have disclosed net periodic benefit cost in Note 12 to our consolidated financial statements included herein. The disclosures about plan assets required by FSP 132(R)-1 must be provided for fiscal years ending after December 15, 2009. We are currently evaluating the impact of FSP 132(R)-1 on our disclosures about plan assets.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (which we refer to as SFAS 165), which establishes general standards for the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions occurring after the balance sheet date. SFAS 165 becomes effective for interim and annual reporting periods ending after June 15, 2009. Since we already evaluate events or transactions that may affect recognition or disclosure in our financial statements, we do not expect adoption of SFAS 165 to have any material impact on our financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (which we refer to as SFAS 166). SFAS 166 improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about (1) a transfer of financial assets; (2) the effects of a transfer on its financial position, financial performance and cash flows; and (3) a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 applies to a reporting entity’s annual as well as interim periods, beginning with its first annual reporting period that begins after November 15, 2009. Early adoption is not permitted. SFAS 166 must also be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adopting SFAS 166 on our financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (which we refer to as SFAS 167), which improves financial reporting by enterprises involved with variable interest entities. The FASB developed this standard to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” due to the elimination of the qualifying special purpose entity concept in SFAS 166 and (2) constituent concerns about the application of certain key provisions of FASB Interpretation No. 46(R), including those in which the accounting and disclosures under that interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for a reporting entity’s annual as well as interim periods, beginning with its first annual reporting period that begins after November 15, 2009. Early adoption is not permitted. We are currently evaluating the impact of adopting SFAS 167 on our financial position and results of operations.

Item 6.	Directors, Senior Management and Employees

Under the Petróleos Mexicanos Law, Petróleos Mexicanos is governed by a fifteen-member Board of Directors composed as follows:

•	The President of Mexico appoints six members, who are Government representatives. These include the Chairperson, who is the Secretary of Energy;

•	The Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) selects five directors from among the employees of Petróleos Mexicanos and the subsidiary entities;

•	Four professional members, who are Government representatives, are appointed by the President of Mexico, subject to ratification by the Senate.

Except in the case of the professional members, who cannot designate alternates, alternate directors are authorized to serve on the Board of Directors in place of those who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. Budgetary actions can only be approved by the directors who are Government representatives.

Each of the Boards of Directors of the subsidiary entities is to be composed of:

•	the Director General of Petróleos Mexicanos, who will be the Chairperson;

•	Government representatives appointed by the President of Mexico; and

•	at least two professional members appointed by the President of Mexico, who will be Government representatives. The number of professional members on each Board of Directors cannot exceed that of the other Government representatives on such Board of Directors.

As of the date of this report, the professional members have been appointed to the Board of Directors of Petróleos Mexicanos, as described below, but have not yet been appointed to the Boards of Directors of the subsidiary entities.

Except in the case of the professional members first appointed under the Petróleos Mexicanos Law, the four professional members will be appointed to six-year terms, and may be appointed for an additional term of the same length. Other members of the Boards of Directors of Petróleos Mexicanos and each of the subsidiary entities are not appointed for a specific term.

In February 2009, the President of Mexico nominated the individuals named below to serve as professional members to the Board of Directors of Petróleos Mexicanos; their appointments were ratified by the Senate on March 17, 2009. The professional members will serve initial terms as set forth below.

•	Mr. Fluvio César Ruíz Alarcón, for three years;

•	Mr. Rogelio Gasca-Neri, for four years;

•	Mr. Héctor Moreira Rodríguez, for five years; and

•	Mr. José Fortunato Álvarez Enríquez, for six years.

On May 14, 2009, the new Board of Directors of Petróleos Mexicanos, consisting of eleven members in addition to the four professional members listed above, held its first meeting. On this same date, Mr. Alejandro Fleming Kauffman, Head of the Legal Affairs Unit of the Ministry of Energy, was ratified as Secretary of the Board of Directors of Petróleos Mexicanos, and Mr. Raoul Capdevielle Orozco, Technical Secretary of the Director General of Petróleos Mexicanos, was ratified as Alternate Secretary.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 16, 2009.

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Ms. Georgina Y. Kessel Martínez	Chairwoman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1950 Business experience: Director General of the Casa de Moneda de México; Director of the Investment Unit of the Ministry of Finance and Public Credit; and President of the Energy Regulating Commission. Other board memberships: Chairwoman of Federal Electricity Commission; Chairwoman of Central Light and Power; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Comisión Nacional de Vivienda.	2006

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Ms. Patricia Flores Elizondo	Board Member of Petróleos Mexicanos and Head of the President’s Office Born: 1968 Business experience: General Coordinator of the President’s Office; General Secretary and Technical Secretary of the Chamber of Deputies (LXVIII and LIXth Legislatures); and Head of the Support Office of the General Secretary of the Chamber of Deputies (LXVIIth and LXVIIIth Legislatures).	2008
Mr. Gerardo Ruiz Mateos	Board Member of Petróleos Mexicanos and Secretary of Economy
Born: 1965
Business experience: Head of the President’s Office; Coordinator of Cabinets and Special Projects of the President’s Office; and Management and Finance Coordinator of Felipe Calderón’s presidential campaign.
	Other board memberships: Aeropuertos y Servicios Auxiliares; Baja Bulk Carriers; Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Banco Nacional de Comercio Exterior, S.N.C. (Vice President); Caminos y Puentes Federales y Servicios Conexos; Chairman of the Centro Nacional de Metrología; Federal Electricity Commission; Comisión Intersecretarial de Desincorporación; Comisión Intersecretarial de Gasto-Financiamiento; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial para la Transparencia y el Combate a la Corrupción de la Administración Pública Federal; Chairman of the Comisión Mexicana para la Micro, Pequeña y Mediana Empresa; Chairman of the Comisión Nacional de Inversiones Extranjeras; Consejo de Normalización y Certificación de Competencia Laboral, Fideicomiso de los Sistemas Normalizados de Competencia Laboral y de Certificación de Competencia Laboral; Consejo General de Investigación Científica y Desarrollo Tecnológico; Chairman of the Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Chairman of the Consejo Nacional de Ciencia y Tecnología; Fideicomiso del Fondo Institucional para el Fomento de la Ciencia, el Fomento de la Tecnología y el Fomento, Desarrollo y Consolidación de Científicos y Tecnólogos; Chairman of the Fideicomiso Público Proméxico; Chairman of the Fondo de Innovación Tecnológica Secretaría de Economía-CONACYT; Chairman of the Instituto Mexicano de la Propiedad Industrial; Servicio Postal Mexicano; Nacional Financiera, S.N.C.; Chairman of the Servicio Geológico Mexicano; Telecomunicaciones de México; Chairman of Exportadora de Sal, S.A. de C.V.; and Chairman of Transportadora de Sal, S.A. de C.V.	2007
Dr. Agustín Guillermo Carstens Carstens	Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit Born: 1958 Business experience: Deputy Managing Director of the International Monetary Fund; Undersecretary of the Ministry of Finance and Public Credit; and several positions such as Director General of Economic Research, Treasurer and Chief of Staff of the Governor of Banco de México. Other board memberships: Chairman of Agroasemex, S.A., Instituto Nacional de Seguros; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of Banco Nacional de Comercio Exterior,	2007

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

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
Mr. Ernesto Javier Cordero Arroyo	Board Member of Petróleos Mexicanos and Secretary of Social Development
Born: 1968
Business experience: Undersecretary of Expenditures of the Ministry of Finance and Public Credit; Public Policies Coordinator of the Transition Team of the President-Elect; and Director General of Fundación Desarrollo Humano Sustenable.
	Other board memberships: Banco Nacional de Obras y Servicios, S.N.C.; Comisión Intersecretarial Gasto Público, Financiamiento y Desincorporación; Chairman of Diconsa, S.A. de C.V.; Chairman of Comisión Intersecretarial de Desarrollo Social; Chairman of Instituto Nacional de las Personas Adultas Mayores; Chairman of Liconsa, S.A. de C.V.; Chairman of Consejo de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades; Chairman of Comisión Nacional de Vivienda; Comisión Intersecretarial para el Manejo Sustentable de Mares y Costas; Comisión Nacional del Agua, Comisión Nacional Forestal; Comisión Intersecretarial del Cambio Climático; Comisión Federal de Electricidad; Comisión Nacional de Inversiones Extranjeras; Aeropuertos y Servicios Auxiliares; Comisión para la Transparencia y el Combate a la Corrupción en el Gobierno Federal; Instituto Mexicano de la Juventud; Consejo Nacional de Protección Social; Comisión Ambiental Metropolitana; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; and Instituto Nacional de las Mujeres.	2009
Mr. Salvador Vega Casillas	Board Member of Petróleos Mexicanos and Secretary of Public Function Born: 1961	2009

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

	Business experience: Undersecretary of the Ministry of Public Function; Federal Deputy of the LIXth Legislature; and Local Deputy of the LXVIIIth Legislature.
Mr. Fernando Pacheco Martínez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Exterior and Propaganda Secretary of the Union; Internal and Agreements Secretary of the Union; and General Secretary of Section 24 of the Union.	2007
Mr. Jorge Wade González	Board Member of Petróleos Mexicanos and Union Representative Born: 1947 Business experience: Union commissioner of Petróleos Mexicanos.	2007
Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos and Union Representative Born: 1954 Business experience: Senator of the LIXth Legislature; Chairman of the General Supervision Board of the General Executive Committee of the Union; and Treasury Secretary of the General Executive Committee of the Union.	2001
Mr. Héctor Manuel Sosa Rodríguez	Board Member of Petróleos Mexicanos and Union Representative Born: 1964 Business experience: General Secretary of Section 34 of the Union; Officer in the Local Executive Committee of Section 34 of the Union; and Commissioner of the General Executive Committee of the Union.	2007
Mr. Pedro García Barabata	Board Member of Petróleos Mexicanos and Union Representative Born: 1957 Business experience: Union commissioner of Petróleos Mexicanos.	2007
Mr. José Fortunato Álvarez Enríquez	Professional Board Member of Petróleos Mexicanos Born: 1937 Business experience: Head of Governmental Audit of the SFP; Head of the Internal Control Body of Petróleos Mexicanos; and Regional Delegate of the Instituto Mexicano del Seguro Social in Baja California and San Luis R.C. Sonora.	2009
Mr. Héctor Moreira Rodríguez	Professional Board Member of Petróleos Mexicanos Born: 1946 Business experience: Vice Chancellor of the Instituto Tecnológico y de Estudios Superiores de Monterrey; Undersecretary of Hydrocarbons of the Ministry of Energy; and Undersecretary of Energy Planning and Technology Development of the Ministry of Energy.	2009
Mr. Rogelio Gasca-Neri	Professional Board Member of Petróleos Mexicanos Born: 1942 Business experience: Chairman of the Board of Directors and Chief Executive Officer of Cintra, S.A.; Independent Consultant; Consul General of Mexico in Austin, Texas; Director General of the Federal Electricity Commission; Undersecretary of Infrastructure of the Ministry of Communications and Transportation; and Undersecretary of Energy of the Ministry of Energy.	2009
Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Petróleos Mexicanos Born: 1967 Business experience: Advisor on Energy Policy of the Chamber of Deputies (LVIth , LIXth and LXth Legislatures); and Technical Instructor of the Instituto de Capacitación Ferrocarrilera.	2009
Mr. Jesús Federico Reyes Heroles González Garza	Director General / Chief Executive Officer Born: 1952 Business experience: Chairman and Director General of	2006

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

GEA Grupo de Economistas Asociados, S.C.; Executive President of MBD Structura; Board Member of SSA Mexico; Mexican Ambassador to the United States; and Secretary of Energy.
	Other board memberships: Chairman of the Instituto Mexicano del Petróleo.
Mr. Esteban Levin Balcells	Chief Financial Officer Born: 1972 Business experience: Deputy Director of Finance and Treasury of Petróleos Mexicanos; Acting Deputy Director of the Financial Information Systems of Petróleos Mexicanos; and Chief of Staff of the Corporate Financial Office of Petróleos Mexicanos. Other board memberships: Instituto Mexicano del Petróleo; Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2006
Ms. Martha Alicia Olvera Rodríguez	Deputy Director of Programming and Budgeting Born: 1954 Business experience: Associate Managing Director of Planning and Financial Programming of Petróleos Mexicanos; Associate Managing Director of Budget Control of Petróleos Mexicanos; and Deputy Manager of Programs Integration of Petróleos Mexicanos.	2002
Mr. Mauricio Alazraki Pfeffer	Deputy Director of Finance and Treasury Born: 1965 Business experience: Associate Managing Director of Finance of Petróleos Mexicanos; Deputy Manager of Capital Markets of Petróleos Mexicanos; and Manager of Corporate Finance for Latin America of West Merchant Bank, Ltd.	2006
Mr. Víctor M. Cámara Peón	Deputy Director of Financial Information Systems Born: 1943 Business experience: Advisor of the Chief Financial Officer of Petróleos Mexicanos; Director of Control and Operational Risk of Banco Nacional de México, S.A.; and Director General of Human Resources of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A. de C.V.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003
Ms. Guadalupe Merino Bañuelos	Deputy Director of Economic Planning Born: 1971 Business experience: Associate Managing Director of Finance of Petróleos Mexicanos; Associate Managing Director of Risk Control of Petróleos Mexicanos; and Deputy Manager of Risk of Petróleos Mexicanos.	2008
Mr. José Manuel Carrera Panizzo	Deputy Director of Risk Management Born: 1969 Business experience: Manager of Foreign Exchange, Metals, Coins and International Agreements of Banco de México; Research Officer of the Markets Analysis and Evaluation Unit of Banco de México; and Foreign Exchange Trader of Banco de México.	2001
Mr. Rosendo Villarreal Dávila	Corporate Director of Management Born: 1942 Business experience: Head of the Internal Control Body of the SFP; Senator of the LVIth and LVIIth Legislature; and Mayor of Saltillo, State of Coahuila. Other board memberships: Transportes Villarreal Berlanga, S.A. de C.V.	2005
Vacant	Deputy Director of Labor Relations
Mr. José Néstor García Reza	General Counsel Born: 1965 Business experience: Head of Legal Advising Office of	2005

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

	Pemex-Exploration and Production; Chief of the Legal Unit of Pemex-Exploration and Production; and Legal Director of Banca Quadrum, S.A.
Mr. Ignacio López Rodríguez	Deputy Director of Corporate Services Born: 1971 Business experience: Private Secretary of the Corporate Director of Management of Petróleos Mexicanos; Advisor of the Corporate Director of Management of Petróleos Mexicanos; and Technical Coordinator of the Corporate Director of Management of Petróleos Mexicanos.	2007
Mr. Víctor Manuel Vázquez Zárate	Deputy Director of Health Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Administrative Deputy Manager of Medical Services of Petróleos Mexicanos; and Director of Central South High Specialty Hospital of Petróleos Mexicanos.	2000
Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources Born: 1959 Business experience: Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos; Chief of the Process and Information Unit of Petróleos Mexicanos; Leader of Human Resources Unit of Petróleos Mexicanos.	2005
Mr. Emilio del Bosque González	Corporate Deputy Director of Equity Management Born: 1947 Business experience: Strategy and Negotiations Consultant; Corporate Director of Supplying of Grupo Industrial Saltillo, S.A. de C.V.; and Director of Purchases of CIFUNSA, S.A. de C.V. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2006
Mr. Raúl Alejandro Livas Elizondo	Corporate Director of Operations Born: 1966 Business experience: Chief Executive Officer of MxV México Capital Ventures, S. de R.L. de C.V.; Director of Management and Business Development of Intellego, S.C.; and Partner-Consultant of GEA Grupo de Economistas y Asociados, S.C.	2007
Vacant	Deputy Director of Business Process and Technological Infrastructure
Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Strategy and Operative Planning Born: 1959 Business experience: Deputy Director of Operations Evaluation of Pemex-Refining; Associate Managing Director of Operations and Evaluation of Petróleos Mexicanos; and Deputy Manager of Economic Studies of Petróleos Mexicanos.	2004
Mr. Alejandro Martínez Sibaja	Deputy Director of Operation and Strategy Execution Born: 1956 Business experience: Commercial Associate Managing Director of Pipelines of Pemex-Gas and Basic Petrochemicals; Commercial Associate Managing Director of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Operations of PMI.	2005
Mr. Guillermo Camacho Uriarte	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1954 Business experience: Corporate Associate Managing Director of Regulations of Petróleos Mexicanos; Associate Managing Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; and Head of the Quality Systems Auditing Unit of Petróleos Mexicanos.	2007
Mr. Raúl Mendoza Mata	Deputy Director of Supplies Born: 1941	2007

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

Business experience: Associate Managing Director of Technical and Administrative Disputes of Petróleos Mexicanos; Advisor of the Deputy Director of Engineering and Strategic Works Development of Pemex-Exploration and Production; and Deputy Manager of Engineering of Pemex-Exploration and Production.

Mr. Francisco Fernández Lagos	Deputy Director of Pipeline Transportation System Coordination Born: 1955 Business experience: Associate Managing Director of Maintenance Management of Pemex-Exploration and Production; Associate Managing Director of Pipelines Maintenance of Pemex-Exploration and Production; and Deputy Manager of Maintenance (South region) of Pemex- Exploration and Production.	2008
Mr. Pedro Ismael Hernández Delgado(1)	Deputy Director of Maintenance Coordination Born: 1957 Business experience: Associate Managing Director of Tracking the Industrial Safety and Environmental Protection System of Petróleos Mexicanos; Associate Managing Director of Refineries Maintenance of Pemex-Refining; and Associate Managing Director of Infrastructure Development of Pemex- Refining. Other board memberships: Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (Alternate).	2006
Mr. Jorge José Borja Navarrete	Corporate Director of Engineering and Project Development Born: 1943 Business experience: Director General of ICA Flour Daniel, S. de R.L. de C.V.; Executive Vice President of Empresas ICA, S.A. de C.V.; and Director General of ICA Industrial, S.A. de C.V.	2007
Mr. Leonardo Cornejo Serrano	Deputy Director of Special Projects Born: 1969 Business experience: Associate Managing Director of Projects of Petróleos Mexicanos; Projects Director of Pemex-Gas and Basic Petrochemicals; and Technical Specialist of CIATEQ, A.C.	2009
Mr. Luis Felipe Luna Melo	Deputy Director of Planning and Project Development Born: 1956 Business experience: Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals; President of P.M.I. Norteamérica, S.A. de C.V.; and Deputy Manager of Analysis of PMI.	2007
Mr. José Francisco Albarrán Nuñez	Deputy Director of Projects Operations Born: 1946 Business experience: Advisor to the Corporate Direction of Engineering and Project Development of Petróleos Mexicanos; Associate Managing Director of Projects of ICA Fluor Daniel, S. de R.L. de C.V.; and Director of Operations of ICA Constructora Civil.	2008
Mr. Genaro Ceballos Bravo	Deputy Director of Industrial Projects Born: 1956 Business experience: Associate Managing Director of Projects of Pemex-Gas and Basic Petrochemicals; Vice President of Projects of P.M.I. Holdings North America, Inc.; and Deputy Manager of Works Supply Planning of Petróleos Mexicanos.	2005
Mr. Gustavo Ernesto Ramírez Rodríguez	Head of the Internal Control Body Born: 1956 Business experience: Alternate Public Commissioner of the Energy Sector of the SFP; Partner and Director	2008

 (1) Ismael Hernández Amor, President of PMI Holding North America, Inc., is the half-brother of Mr. Pedro Ismael Hernández Delgado.

Petróleos Mexicanos—Directors and Executive Officers
Name	Position with Petróleos Mexicanos	Year Appointed

	General of Consultores and Asesores Independientes Ramírez y Asociados, S.A. de C.V.; and Advisor to the Deputy Director of Management of the Consejo de Promoción Turística de México, S.A. de C.V.
Mr. Juan Adrián Puig Márquez	Head of Liabilities Area and Head of Complaints Area Born: 1958 Business experience: Head of Liabilities and Head of Complaints Area of the Comisión Nacional Bancaria y de Valores; Legal Advisor of Ochoa, Esquivel, S.C.; and Independent Legal Advisor of Banco Promotor del Norte, S.A., Grupo Financiero Pronorte.	2006
Mr. Benjamín Hedding Galeana	Head of Control and Evaluation Auditing and Support to Good Governance Born: 1945 Business experience: Head of Control and Evaluation Auditing and Support to Good Governance of the Comisión Nacional Bancaria y de Valores; Coordinator of the Colonial Cities and Urban Centers Program of the Ministry of Tourism; and Chief Executive Officer of Electric Transportation Services of the Federal District Department.	2005
Mr. Héctor Aguiñaga Pérez	Head of the Internal Auditing Area Born: 1950 Business experience: National Director of Management Assurance Services of KPMG Cárdenas Dosal, S.C.; General Auditor of Pan-American Beverages, Inc.; and General Auditor of Sears Roebuck, S.A. de C.V.	2004
Mr. Mariano Ruiz-Funes Macedo	Chief of Staff of the Director General Born: 1958 Business experience: Director General of GEA Grupo de Economistas y Asociados, S.C.; Partner Director and Board Member of GEA Grupo de Economistas y Asociados, S.C.; and Independent Board member of Seguros Mapfre-Tepeyac, S.A.	2007
Mr. Roberto Ortega Lomelín	Executive Coordinator to the General Direction Born: 1950 Business experience: Partner/Founder of Grupo de Asesoría Estratégica; Administrative Official of the Ministry of Energy; Assistant Director of Promotion and Technical Assistance of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2007
Vacant	Executive Advisor to the General Direction
Mr. Raoul Capdevielle Orozco	Technical Secretary of the Director General Born: 1943 Business experience: Deputy Comptroller of Liabilities and Citizen Service of Petróleos Mexicanos; Legal Coordinator of Instalaciones Inmobiliarias para Industrias, S.A. and I.I.I. Servicios, S.A. de C.V.; and Legal Director of Concessions of Triturados Basálticos y Derivados, S.A.	2001

Pemex-Exploration and Production—Directors and Executive Officers
Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Exploration and Production (refer to Pemex-Refining)	2007
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Exploration and Production (refer to Pemex-Gas and Basic Petrochemicals)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Exploration and Production (refer to Pemex-Petrochemicals)	2001
Mr. Mario Gabriel Budebo	Board Member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1963 Business experience: President of the Comisión Nacional del Sistema de Ahorro para el Retiro; Chief of Staff of the Secretary of Finance and Public Credit; and General Coordinator of Revenues Policy of the Ministry of Finance and Public Credit. Other board memberships: Banco Nacional de Comercio Exterior, S.N.C. (Alternate); and Nacional Financiera, S.N.C. (Alternate).	2007
Mr. Fausto Barajas Cummings	Board Member of Pemex-Exploration and Production and Technical Secretary of Infrastructure and Tourism of the President’s Office Born: 1972 Business experience: Deputy Director of Economic Planning of Petróleos Mexicanos; Associate Managing Director of Planning and Economic Performance Evaluation of Petróleos Mexicanos; and Consultant of McKinsey & Co.	2009
Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Ministry of Finance and Public Credit
Born: 1967
Business experience: Chief of Staff of the President’s Office; Coordinator of Economy Policy at the Public Policy Unit of the Transition Team of President
Elect; Director of Mercer Management Consulting; and President of the Energy Regulatory Commission.
	Other board memberships: Central Light and Power; Banco Nacional de Obras y Servicios Públicos, S.N.C.; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; and Banco Nacional de Comercio Exterior, S.N.C.	2007
Mr. Raúl Alejandro Livas Elizondo	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2007
Mr. Carlos Arnoldo Morales Gil	Director General Born: 1954 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2006
Mr. Sergio Aceves Borbolla	Deputy Director of Engineering and Strategic Works Development Born: 1959 Business experience: Associate Managing Director of Projects (Northeastern Marine region) of Pemex-Exploration and Production; Associate Managing Director of Construction of Pemex-Exploration and Production; and Head of Transition Projects of Pemex-Exploration and Production.	2005

Pemex-Exploration and Production—Directors and Executive Officers
Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Vinicio Suro Pérez	Deputy Director of Planning and Evaluation Born: 1956 Business experience: Associate Managing Director of Hydrocarbon Reserves of Pemex-Exploration and Production; Chief of the Hydrocarbon Reserves Unit of Pemex-Exploration and Production; and Specialists Coordinator of Pemex-Exploration and Production.	2006
Mr. J. Javier Hinojosa Puebla	Deputy Director of Drilling and Well Maintenance Born: 1958 Business experience: Deputy Director (Northeastern Marine region) of Pemex-Exploration and Production; Coordinator of the Executive Commercial Operative Coordination of Pemex-Exploration and Production; and Associate Managing Director of Analysis and Technical Operative Evaluation (Southern region) of Pemex-Exploration and Production.	2009
Mr. Juan Arturo Hernández Carrera	Deputy Director (Northern region) Born: 1961 Business experience: Manager of Integral Burgos Business Unit of Pemex-Exploration and Production; Associate Managing Director of Planning and Evaluation (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning and Evaluation (Southwestern Marine region) of Pemex-Exploration and Production.	2009
Mr. Jesús Hernández San Juan	Deputy Director of Distribution and Trading Born: 1955 Business experience: Associate Managing Director of Transport and Distribution of Hydrocarbons of Pemex-Exploration and Production; Deputy Manager of Transport and Distribution of Gas and Condensates of Pemex-Exploration and Production; and Chief of the Compression Systems Department of Pemex-Exploration and Production.	2006
Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety and Environmental Protection (formerly named as Deputy Director of Industrial Safety, Environmental Protection and Quality) Born: 1946 Business experience: Advisor of the Corporate Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; Director General of Industrias Tecnos, S.A. de C.V.; and Plant Manager of Dupont, S.A. de C.V.	2003
Mr. Gustavo Hernández García	Deputy Director (Southwestern Marine region) Born: 1958 Business experience: Associate Managing Director of Planning and Evaluation (Northeastern Marine region) of Pemex-Exploration and Production; Manager of Integral Ku-Maloop-Zaap Business Unit of Pemex-Exploration and Production; and Associate Managing Director of Planning (Northeastern Marine region) of Pemex-Exploration and Production.	2009
Mr. Manuel de Jesús Alegría Constantino	Deputy Director of Marine Services Coordination Born: 1951 Business experience: Associate Managing Director of Supply Strategies of Pemex-Exploration and Production; Acting Associate Managing Director of Management and Finance (Northern region) of Pemex-Exploration and Production; and Deputy Manager of Material Resources (Northern region) of Pemex-Exploration and Production.	2006
Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Acting Deputy Director of Supplies of Petróleos Mexicanos; Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and Director General of Programming and Budget of Energy and Infrastructure of the Ministry of Finance and Public Credit.	2005

Pemex-Exploration and Production—Directors and Executive Officers
Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. Luis Sergio Guaso Montoya	Deputy Director of New Models of Execution Born: 1963 Business experience: Associate Managing Director of Economic Analysis of Pemex-Exploration and Production; Associate Managing Director of Investment Resources of Pemex-Exploration and Production; Economic Advisor of P.M.I. Holdings North America, Inc.	2003
Mr. Francisco Javier Barraza Rodríguez	Deputy Director of Technology Information Coordination Born: 1943 Business experience: Technical Support on Documental Technology of Imaserve; Director of Administrative Systems of Scotiabank Inverlat, S.A.; and External Consultant on Administrative Systems.	2003
Mr. Pedro Silva López	Technical Deputy Director of Exploitation Born: 1953 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Deputy Director of Operations Coordination of Petróleos Mexicanos; and Executive Director of the SGP of Pemex-Exploration and Production.	2009
Mr. Joaquín Rosete Téllez	Deputy Director (Northeastern Marine region) Born: 1949 Business experience: Manager of Integral Ku-Maloop-Zaap Business Unit of Pemex-Exploration and Production; Associate Managing Director of Planning (Northeastern Marine region) of Pemex-Exploration and Production; and Associate Managing Director of Technical and Operative Coordination (Northeastern Marine region) of Pemex-Exploration and Production.	2009
Mr. José Serrano Lozano	Deputy Director (Southern region) Born: 1956 Business experience: Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production; Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning (Northern region) of Pemex-Exploration and Production.	2007
Mr. José Antonio Escalera Alcocer	Technical Deputy Director of Exploration (formerly named as Deputy Director of Technical Coordination of Exploration) Born: 1958 Business experience: Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; Manager of Integral Poza Rica - Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2007
Mr. Karim Elías Bobadilla	Head of the Internal Control Body Born: 1971 Business experience: Director General of Management of the President’s Office; Leader of Government Banking of Grupo Financiero HSBC; and Executive of Commercial Banking of Grupo Financiero HSBC.	2007

Pemex-Refining—Directors and Executive Officers
Name	Position with Pemex-Refining	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2006
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Refining (refer to Pemex-Gas and Basic Petrochemicals)	2006

Pemex-Refining—Directors and Executive Officers
Name	Position with Pemex-Refining	Year Appointed

Mr. Carlos A. Morales Gil	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Refining (refer to Pemex-Petrochemicals)	2001
Mr. Jordy Hernán Herrera Flores	Board Member of Pemex-Refining and Undersecretary of Energy Planning and Technological Development of the Ministry of Energy Born: 1972 Business experience: Director General of the Investments Promotion Unit of the Ministry of Energy; Private Secretary of the Ministry of Energy; and Private Secretary of the Director General of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2007
Mr. Antonio Vivanco Casamadrid	Board Member of Pemex-Refining and Chief of Staff of the President Born: 1972 Business experience: Technical Secretary of the Infrastructure and Tourism Cabinet of the President’s Office; Technical Secretary of the Social Cabinet of the President’s Office; and Public Policy Analyst for the President-Elect.	2008
Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2007
Mr. Roberto Ortega Lomelín	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2007
Mr. José Antonio Ceballos Soberanis	Director General Born: 1943 Business experience: Director General of Instituto Mexicano del Petróleo; Corporate Director of Operations of Petróleos Mexicanos; and Director General of Pemex-Exploration and Production. Other board memberships: Instituto Mexicano del Petróleo.	2006
Mr. Moisés Ithuriel Orozco García	Deputy Director of Trading Born: 1968 Business experience: Executive Advisor to the Director General Office of Petróleos Mexicanos; Corporate Director of Management of Petróleos Mexicanos; and Associate Managing Director of Strategic Planning of Petróleos Mexicanos.	2007
Mr. Luis Sánchez Graciano	Acting Deputy Director of Distribution Born: 1966 Business experience: Associate Managing Director of Pipeline Transportation of Pemex-Refining; Associate Managing Director of Pipelines and Stations Maintenance of Pemex-Refining; and Associate Managing Director of Maintenance of Pemex-Gas and Basic Petrochemicals.	2009
Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Finance and Management Born: 1951 Business experience: Director General of Cámara de la Industria del Hierro y del Acero; Deputy Director of Management of Delegación Benito Juárez in Mexico City; and Federal Congressman of the LVth Legislature.	2003
Mr. Rodrigo Favela Fierro	Deputy Director of Planning, Coordination and Evaluation Born: 1965 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Associate Managing Director of Operations Evaluation of Petróleos Mexicanos; and Chief of Planning Staff of Pemex-Refining.	2007

Pemex-Refining—Directors and Executive Officers
Name	Position with Pemex-Refining	Year Appointed

Mr. Antonio Álvarez Moreno	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1958 Business experience: Associate Managing Director of Industrial Safety and Occupational Health of Petróleos Mexicanos; Chief of the Industrial Safety and Environmental Protection Unit of Refinery “Ing. Antonio M. Amor” of Pemex-Refining; and Acting Consultant of Industrial Safety and Environmental Protection of Pemex-Refining.	2007
Mr. Francisco Gabriel Toscano Martínez	Deputy Director of Production Born: 1949 Business experience: Associate Managing Director of “Francisco I. Madero” Refinery of Pemex-Refining; Associate Managing Director of “Héctor R. Lara Sosa” Refinery of Pemex-Refining; and Regional Associate Managing Director of “Miguel Hidalgo” Refinery of Pemex-Refining.	2006
Mr. Isaías Nicolás Navarro Román	Deputy Director of Storage and Allotment Born: 1936 Business experience: Deputy Director of Industrial Safety, Occupational Health and Sustainable Development of Petróleos Mexicanos; General Coordinator for Safety and Environmental Protection Systems in Pemex-Gas and Basic Petrochemicals; and Industrial Safety and Environmental Protection Auditor in Pemex-Gas and Basic Petrochemicals.	2007
Ms. Lucía Villalón Trujillo	Head of the Internal Control Body Born: 1966 Business experience: Head of the Internal Control Body of the Lotería Nacional para la Asistencia Pública; Assistant Legal Secretary of the Instituto para la Protección al Ahorro Bancario; and Associate Managing Director of Regulations of the Comisión Nancional Bancaria y de Valores.	2009

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers
Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2006
Mr. Carlos A. Morales Gil	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Refining)	2006
Mr. Rafael Beverido Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Petrochemicals)	2001
Mr. Mario Gabriel Budebo	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Fausto Barajas Cummings	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2009
Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Roberto Ortega Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2007
Mr. Roberto Ramírez Soberón	Director General Born: 1950 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; Commercial Associate Managing Director of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Control and Measuring of Pemex-Gas and Basic Petrochemicals.	2006

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers
Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed

Mr. Salvador Ortiz Vértiz	Deputy Director of Natural Gas Born: 1949 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; General Coordinator of Mining of the Ministry of Economy; and Assistant Director of Grupo Financiero Banamex-Accival, S.A.	2007
Mr. Fernando Amor Castillo	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1950 Business experience: Associate Managing Director of Gas Processing of Pemex-Gas and Basic Petrochemicals; Superintendent General of Pemex-Gas and Basic Petrochemicals; and Superintendent of Production of Pemex-Gas and Basic Petrochemicals. Other board memberships: Chairman of Pasco International Ltd.; Chairman of Pasco Terminals, Inc.; Chairman of Pan American Sulphur, Ltd.; and Chairman of Terrenos para Industrias, S.A.	2009
Mr. Arturo Arregui García	Deputy Director of Planning Born: 1957 Business experience: Advisor to the General Direction of Petróleos Mexicanos; and Associate Managing Director of Investment Analysis and Operating Expenses of Pemex-Refining.	2008
Mr. Agustín Castro Pérez	Deputy Director of Management and Finance Born: 1962 Business experience: Associate Managing Director of Evaluation and Information of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Planning of Pemex-Gas and Basic Petrochemicals; and Deputy Manager of Information of Pemex-Gas and Basic Petrochemicals. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; I.I.I. Servicios, S.A. de C.V.; and Gasoductos de Chihuahua, S. de R.L. de C.V.	2006
Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director and Superintendent of Nuevo Pemex petrochemical complex; and General Coordinator of Acquisitions Engineering of Petróleos Mexicanos.	1996
Mr. Víctor Domínguez Cuellar	Deputy Director of Pipelines Born: 1959 Business experience: Associate Managing Director of Planning and Evaluation of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Planning of Pemex-Gas and Basic Petrochemicals; and General Superintendent of Electromechanic Processes and Public Works of Pemex-Exploration and Production. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.; Gasoductos de Tamaulipas, S. de R.L. de C.V.; Gasoductos Servicios, S. de R.L. de C.V.; and TDF, S. de R.L. de C.V.	2007
Mr. Francisco Arturo García Agraz Sánchez	Head of the Internal Control Body Born: 1961 Business experience: Regulatory Comptroller Director of Banco Santander, S. A., Institución de Banca Múltiple, Grupo Financiero Santander; Director General of Estrategia Corporativa, S.A.; and Associate of Goodrich, Riquelme y Asociados, S.C.	2007

Pemex-Petrochemicals—Directors and Executive Officers
Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Jesús Reyes Heroles González Garza	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2006
Mr. Roberto Ramírez Soberón	Board Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	2006
Mr. José Antonio Ceballos Soberanis	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining) Board Member of Pemex-Petrochemicals (refer to	2006
Mr. Carlos A. Morales Gil	Pemex-Exploration and Production)	2006
Mr. Jordy Hernán Herrera Flores	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2007
Mr. Fausto Barajas Cummings	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2009
Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2007
Mr. Raúl Alejandro Livas Elizondo	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2007
Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General of Industrias Negromex, S.A. de C.V.; Director General of Housmex Inc.; and Director General of Hules Mexicanos, S.A.	2001
Mr. Manuel Sánchez Guzmán	Deputy Director of Planning Born: 1949 Business experience: Associate Managing Director of Studies and Projects of Pemex-Petrochemicals; Advisor to the Director General of Pemex-Petrochemicals; and Director General of Human Resource of Grupo ICA, S.A. de C.V.	2009
Mr. Mario Hugo González Petrikowsky	Deputy Director of Management and Finance Born: 1937 Business experience: Associate Managing Director of Budgeting of Petróleos Mexicanos; Advisor to the Deputy Direction of Planning and Budgeting of Petróleos Mexicanos; and Deputy Director of Planning of Pemex-Petrochemicals.	2001
Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005
Mr. Carlos Xavier Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Executive Director of Petrochemical Projects of Pemex-Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Deputy Director of Trading of Pemex-Petrochemicals.	2007
Mr. Héctor Alberto Acosta Félix	Head of the Internal Control Body Born: 1969 Business experience: Internal Comptroller in the Federal Competition Commission; Internal Comptroller in the Ministry of Energy; and Chief of Staff of the Secretary of Public Function.	2007

Compensation of Directors and Officers

For the year ended December 31, 2008, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (82 persons) paid or accrued in that year for services in all capacities was approximately Ps. 196.2 million. Except in the case of the professional members, members of the boards of directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services.

Because the professional members first appointed under the Petróleos Mexicanos Law assumed their positions during 2009, no related compensation was paid or accrued during 2008.

Board Practices

Except in the case of the professional members, neither the members of the Boards of Directors nor the executive officers of Petróleos Mexicanos and each of the subsidiary entities are appointed for a specific term. Except for those selected by the Union and the professional members, the members of the Boards of Directors of Petróleos Mexicanos and each of the subsidiary entities, and the Directors General of Petróleos Mexicanos and each of the subsidiary entities, serve subject to the discretion of the President of Mexico. Except in the case of the professional members first appointed under the Petróleos Mexicanos Law, the four professional members will be appointed for six-year terms, and may be appointed for an additional term of the same length.

Independent Audit Committee of Petróleos Mexicanos

On August 31, 2007, the Ministry of Energy and the SFP adopted the Guidelines for the Formation and Operation of the Independent Audit Committee of Petróleos Mexicanos, the Federal Electricity Commission and Central Light and Power (as amended, the Guidelines for the Independent Audit Committee), which were created to ensure that accounting and financial information is prepared in accordance with applicable law and Mexican FRS, as well as to provide verification that such information is properly filed with Mexican and foreign entities. At least one of the members of the Independent Audit Committee is required to be a “financial expert” in accordance with the Guidelines for the Independent Audit Committee. See “Item 16A—Audit Committee Financial Expert.” The selection of committee members is based on the experience, competence and professional reputation of the candidates. Each member must be independent from Petróleos Mexicanos within the meaning of the Guidelines for the Independent Audit Committee and demonstrate technical expertise in relation to the audit committee’s functions.

The Independent Audit Committee of Petróleos Mexicanos consists of the following three members, who were appointed by the SFP on March 18, 2008:

	Position with the Independent Audit	Year of Expiration of
Name	Committee of Petróleos Mexicanos	Term

Mr. Felipe César Mellado Flores	Chairman and Financial Expert
Born: 1950
Business experience: Assistant Director General of Grupo Azucarero México, S.A. de C.V.; Director General of Management and Finance of Grupo Industrial Saltillo, S.A.B. de C.V.; Director General of Electrodomestic Division of Grupo Industrial Saltillo, S.A.B. de C.V.
	Board memberships: Aguas de Saltillo, S.A.; and Instituto Tecnológico y de Estudios Superiores de Monterrey Campus Saltillo.	2012*
Mr. Ricardo Samaniego Breach	Member
Born: 1953
	Business experience: Director of the Applied Economy and Public Policies Center of the Instituto Tecnológico Autónomo de México; Chief of Staff of the Secretary of Energy; and Head of the Energy Operations Unit of the Ministry of Energy.	2011*
Mr. Fernando Vilchis Platas	Member and Financial Expert
Born: 1930
	Business experience: Partner of Martín Marmolejo y Asociados; Advisor of the Undersecretaries of Public-Sector Entities, Mines, Basic Industry and Energy of the Ministry of Energy; and Partner of PricewaterhouseCoopers, S.C. Board memberships: Martín Marmolejo y Asociados; Horton International; and Reider y Asociados.	2010*

*	Although appointed for a term expiring in the year specified above, these members will step down when the Independent Audit Committee is replaced with the Audit and Performance Evaluation Committee.

The Independent Audit Committee of Petróleos Mexicanos is required to, among other things:

•	supervise the processes of formulating, compiling and disclosing accounting and financial information and ensure that the financial statements conform to applicable accounting standards and auditing rules;

•	approve the selection and appointment of the external auditor;

•	supervise the preparation of the auditor’s report to our financial statements;

•	ensure that we hire external auditors that are independent, so that the committee’s functions may be suitably performed;

•	opine on the appropriateness of retaining the external auditor to perform non-audit services, when necessary, in order to avoid a conflict of interest or any impairment of the external auditor’s independence;

•	opine regarding management’s policies concerning, and evaluation and management of, risks as they relate to the operational and financial condition of PEMEX;

•	propose improvements to the system of internal control, including technological and informational improvements;

•	propose ways to address significant findings arising from audits and internal control processes;

•	periodically, or at the request of governmental or other supervisory authorities, report on the results of the committee’s work;

•	propose revisions and modifications to the Guidelines for the Independent Audit Committee;

•	obtain information from PEMEX, as is necessary for the committee to complete its work;

•	devise, approve, and, when necessary, modify committee procedures; and

•	resolve any issues presented to the committee for its consideration.

The Independent Audit Committee of Petróleos Mexicanos will continue to perform its functions until this report is filed.

On June 17, 2009, the Board of Directors of Petróleos Mexicanos appointed members to and convened the seven committees established in the Petróleos Mexicanos Law to support its work. The Audit and Performance Evaluation Committee will begin performing its functions after the date of this report. The memberships of these committees consist of the Government representatives who act as Board members of Petróleos Mexicanos. See “Item 6—Directors, Senior Management and Employees.”

Audit and Performance and Evaluation Committee

The Petróleos Mexicanos Law provides for the establishment of an Audit and Performance Evaluation Committee which, in the second half of 2009, will replace the Independent Audit Committee of Petróleos Mexicanos. Among other things, the Audit and Performance Evaluation Committee will be required to oversee our management and evaluate our financial and operational performance, as well as to appoint and evaluate the external auditor, set its compensation and make determinations as to whether to retain other auditors.

The Audit and Performance Evaluation Committee of Petróleos Mexicanos will consist of the following members:

•	Mr. Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Audit and Performance Evaluation Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Agustín Carstens Carstens, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Gerardo Ruiz Mateos, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the SFP will attend and may speak at the committee’s sessions, but will have no voting power.

Compensation Committee

The Compensation Committee is chaired by a professional member of the Board of Directors and, among other things, proposes the compensation of the Director General and other members of senior management, up to three levels below, based on their performance and measurable results.

The Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Compensation Committee;

•	Mr. Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Agustín Carstens Carstens, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

Strategy and Investment Committee

The Strategy and Investment Committee is chaired by a professional member of the Board of Directors and, among other things, analyzes the business plan and investment portfolio of Petróleos Mexicanos and its subsidiary entities. The committee will supervise and evaluate investments already made by Petróleos Mexicanos.

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Strategy and Investment Committee;

•	Mr. Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Patricia Flores Elizondo, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Agustín Carstens Carstens, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos.

Transparency and Accountability Committee

This committee will, among other things, propose to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information. The Transparency and Accountability Committee consists of the following members:

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Transparency and Accountability Committee;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Gerardo Ruiz Mateos, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

Development and Technological Research Committee

This committee will propose to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry. The Development and Technological Research Committee consists of the following members:

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Development and Technological Research Committee;

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Patricia Flores Elizondo, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Gerardo Ruiz Mateos, member of the Board of Directors of Petróleos Mexicanos.

Environmental and Sustainability Committee

This committee will, among other things, promote the development of environmental protection policies and the achievement of sustainable development. The Environmental and Sustainability Committee consists of the following members:

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Environmental and Sustainability Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Gerardo Ruiz Mateos, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the Ministry of the Environment and Natural Resources attends and may speak at the committee’s sessions, but has no voting power.

Acquisitions, Leasing, Works and Services Committee

This committee will, among other things, review, evaluate, monitor and develop recommendations regarding the annual programs for acquisition, construction and services contracts, and determine whether an exception to the public bidding process is applicable in specific cases. The Acquisitions, Leasing, Works and Services Committee consists of the following members:

•	Mr. Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Acquisitions, Leasing, Works and Services Committee;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Patricia Flores Elizondo, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Agustín Carstens Carstens, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the SFP attends and may speak at the committee’s sessions, but has no voting power.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2008, Petróleos Mexicanos and the subsidiary entities had 143,421 employees, as compared to 141,146 at December 31, 2007. During 2008, Petróleos Mexicanos and the subsidiary entities employed an average of 15,969 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2008
	2004	2005	2006	2007	2008	% of Total

Pemex-Exploration and Production	47,975	48,371	48,767	49,045	50,273	35.1
Pemex-Refining	44,899	45,335	45,494	44,811	45,510	31.7
Pemex-Petrochemicals	13,895	13,939	14,045	13,823	14,028	9.8
Pemex-Gas and Basic Petrochemicals	11,923	12,018	12,562	12,397	12,976	9.0
Petróleos Mexicanos	19,030	19,508	20,407	21,070	20,634	14.4

Total	137,722	139,171	141,275	141,146	143,421	100.0

PMI Group	336	327	322	320	322

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

On July 17, 2007, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2007. The terms of the agreement provided for a 4.25% increase in wages and a 1.6% increase in other benefits. In addition, in July 2008, Petróleos Mexicanos and the Union agreed to a 4.8% wage increase and a 1.9% increase in other benefits as part of their annual salary adjustment. By its terms, the current collective bargaining agreement is scheduled to expire on July 31, 2009.

In accordance with the collective bargaining agreement and the Federal Labor Law, Petróleos Mexicanos and the subsidiary entities are under an obligation to pay seniority premiums to retiring employees and pensions to retired employees, as well as death benefits and pensions to the survivors of retired employees. Retirees are entitled to receive increases in their pensions whenever salary increases are granted to current employees. We also provide health and medical benefits to employees, retired employees and their families and, subject to our overall budgetary constraints, we provide an interest-rate subsidy on employees’ mortgage loans.

On November 5, 1997, the SHCP and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the Pemex Labor Fund amounted to Ps. 25,108 million in 2007 and Ps. 17,949 million in 2008.

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

Mexican Government secretaries hold a majority of the seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy is the Chairperson of the Board of Petróleos Mexicanos. The SFP appoints our external auditors and the three members of the Independent Audit Committee of Petróleos Mexicanos. The Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government.”

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

As an employee benefit, we offer salary advances to all of our eligible Union and non-Union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers during 2008 was Ps. 19.3 million. As of May 31, 2009, the aggregate amount of salary advances outstanding to our executive officers was Ps. 18.3 million.

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

Legal Proceedings

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as disclosed below, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not made any accruals. At December 31, 2008, the amount claimed in connection with these lawsuits totaled approximately Ps. 41.3 billion. At December 31, 2008, we had accrued a reserve of Ps. 11.0 billion for the contingent liabilities described below.

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

In July 2007, the SFP announced that it had fined Mr. Raúl Muñoz Leos, ex-Director General of Petróleos Mexicanos and Mr. Juan Carlos Soriano Rosas, ex- General Counsel of Petróleos Mexicanos with Ps. 862.2 million each and banned each of them from holding public office for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Union. On August 25, 2005, Petróleos Mexicanos and the Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties have been appealed by the former officers and a final resolution of the matter is pending.

On December 12, 2008, the SEC filed a settled enforcement action charging Siemens AG with violations of the U.S. Foreign Corrupt Practices Act (FCPA). Among other matters, the SEC alleged that two Siemens subsidiaries made three illicit payments totaling approximately U.S. $2.6 million to a consultant to assist in settling cost overrun claims in connection with three refinery upgrade projects, and that some portion of those payments was passed on to a senior PEMEX official.

In response to the allegations related to Siemens, on December 22, 2008, PEMEX requested an investigation concerning these alleged events, and on December 23, 2008, an investigation was formally initiated by the Internal Control Body of PEMEX, which is independent of PEMEX’s management and under the supervision of the SFP. The investigation will attempt to determine whether any person acted improperly in the matters related to the SEC allegations. A Mexican public official who in the course of his or her official duties acts or fails to act in accordance with applicable law and regulations is subject to administrative penalties and criminal prosecution and punishment. Receipt of a payment to influence a decision regarding a contract would violate Mexican law and the Code of Ethics for Public Servants of the Federal Public Administration.

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

the implementation of a closed circuit video monitoring system in 31 storage and distribution terminals to supervise internal operations; and

the Terminal Monitoring and Control System (SIMCOT), which has been installed in 66 of the 77 storage and distribution terminals and operates together with a system of 24 mobile laboratories to analyze the quality of fuels in over 8,000 retail service stations in Mexico.

In 2008, we detected 367 illicit entries, as compared to 296 during 2007. Pemex-Refining has installed more precise measurement instruments in the principal transfer locations among refineries, marine terminals, storage facilities, distributors, suppliers and customers with the objective of measuring volumes and generating product balance reports for Pemex-Refining. The illicit market in fuels impacts our results of operations due to the loss of revenues that would have been generated from the sale of such products, the production cost of which is already included in our cost of sales. The preventive actions described above have resulted in a reduction of this illegal trade and an increase in our sales volumes. Pemex-Refining applies Bernoulli’s principle to estimate missing volumes of product in our pipeline system, and such estimates are based on the monitoring of the flow of fluids and the use of reports of pressure drops. The application of this principle in 2007 and 2008 has allowed us to determine that, although the number of illicit entries has increased, the average missing volume per entry has decreased.

Civil Actions

In September 2001, CONPROCA, the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633.1 million. Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907.7 million (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A hearing to determine the amount of liability is still pending.

As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the FPWC program (see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts”) remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution. On July 7, 2008, that appeal was denied and Pemex-Exploration and Production filed a form of constitutional relief known as an amparo against the resolution. This amparo, on October 31, 2008, was also denied. On September 24, 2008, Petróleo Brasileiro, S. de R. L. de C.V., one of the contractors on the FPWC, had filed its own amparo (No. 104/2008) before the Tercer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District against the resolution regarding the plaintiffs’ standing, but that amparo was also denied. Petróleo Brasileiro, S. de R. L. de C.V. thereafter filed a revised motion against the resolution before the Octavo Tribunal Colegiado (Eighth Joint Court), which also was denied. A final resolution is still pending.

In July 2000, Petroquímica Cosoleacaque, S.A. de C.V. (PECOSA, which has since been merged into Pemex-Petrochemicals) filed a claim (No. 18/2000) against Afianzadora Insurgentes, S.A. de C.V. (Afianzadora Insurgentes) and Fianzas México Bital, S.A., Grupo Financiero Bital (Fianzas México) before the Juzgado Décimo de Distrito (Tenth District Court) in Coatzacoalcos, Veracruz. The claim seeks an award of approximately Ps. 218.8 million for a surety bond granted in favor of Agronitrogenados, S.A. de C.V., an ammonia customer of PECOSA. The Segundo Tribunal Colegiado del Décimo Circuito (Second Joint Court of the Tenth Circuit) in Villahermosa, Tabasco issued a new resolution on April 3, 2008 in favor of Pemex-Petrochemicals. Afianzadora Insurgentes was ordered to pay Ps. 141.3 million and Fianzas México was ordered to pay Ps. 13.9 million. Both defendants were also ordered to pay the corresponding interest and value added tax related to this claim. During July and August 2008, each party filed an amparo against this resolution. On August 22, 2008, the Primer Tribunal Colegiado del Décimo Circuito (First Joint Court of the Tenth Circuit) in the state of Tabasco reserved a decision with respect to the admission of the amparos

(No. 693/2009, 694/2009 and 695/2009) because Agronitrogenados, S.A. de C.V had not been summoned as an injured third party. These resolutions are still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393.1 million (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim, and the evidentiary stage of the trial was completed thereafter. A final hearing was held on November 18, 2008, and on March 6, 2009 a final judgment was issued in favor of Unión de Sistemas Industriales, S.A. de C.V. Pemex-Refining was ordered under this judgment to pay Ps. 89.3 million. On May 13, 2009, Pemex-Refining filed an appeal (No. 204/2009) against the judgment, along with related objections, before the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District. On June 5, 2009, Unión de Sistemas Industriales, S.A. de C.V. filed its own objections to the judgment.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $320.0 million and Ps. 37.2 million. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125.9 million and Ps. 41.5 million. On February 13, 2009, the ICA notified the parties that it would not issue a final award until August 31, 2009.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In April 2009, the ICA ordered that the parties report on the results of their negotiations to resolve the claim no later than July 19, 2009. If an agreement were not reached among the parties by that time, the ICA would schedule an evidentiary hearing.

On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,648 million in damages for, among other claims, the suspension of an existing tank truck transportation agreement. A final judgment was issued on June 6, 2008 in which payments for damages were denied. Both parties then filed appeals before the Third Unit Civil and Administrative Court of the First Circuit in the Federal District. On December 22, 2008, the final judgment was confirmed. Both parties filed amparos against this resolution, and the amparo filed by Pemex-Refining was granted.in its favor, meaning the plaintiff was ordered to pay expenses and court fees. The plaintiff in turn filed an amparo (No. 271/2009) before the Décimo Cuarto Tribunal Colegiado del Primer Circuito (Fourteenth Joint Court of the First Circuit). A final resolution is still pending.

On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal which was accepted before the Primer Tribunal Unitario en Materias Civil y Administrativa (First Unit Civil and Administrative Court) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Unit Civil and Administrative Court did not have jurisdiction to resolve this motion. The plaintiff then filed a motion against the admission of Pemex-Refining’s appeal, but that motion was denied on May 21, 2009. As of the date of this report, a resolution is still pending.

On October 31, 2007, Pemex-Refining was summoned before the Fifth Civil District Court in the Federal District in connection with a civil claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C., seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008, a final hearing was held, and on April 21, 2009, a final judgment was issued in favor of Pemex-Refining. On May 12, 2009, both parties filed an appeal against this judgment. As of the date of this report, a resolution is still pending.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) in connection with a civil claim filed by Leoba Rueda Nava, seeking approximately Ps. 2,365 million for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among the plaintiff, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the evidentiary stages have been completed. A final hearing is still pending.

On August 16, 2006, two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), and seeking a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending, as is a constitutional hearing.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes’ rights to sell its lubricants. On December 9, 2008, a constitutional hearing was held. On March 9, 2009, both the proceeding and an amparo filed by Bardahl were denied. Impulsora and Bardahl have filed appeals against this resolution. As of the date of this report, a final judgment is still pending.

•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was withdrawn. An amparo filed by Pemex-Refining was granted and the judgment was confirmed. Mexicana de Lubricantes subsequently filed an amparo, which was granted only in connection with expenses and court fees. A final resolution is still pending.

•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have this right under the relevant agreement. The trial is currently in the evidentiary stage. Pemex-Refining filed an expert’s opinion related to accounting issues. An expert was appointed to provide an opinion for the defendant, which is still pending. A final resolution is still pending.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (No. 504/2008) before the First Unit Civil and Administrative Court. On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, and this was granted on June 6, 2009. Mexicana de Lubricantes filed a revised motion against the granting of the amparo before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Joint Civil Court of the First Circuit) which confirmed such amparo. The trial is in the evidentiary stages and a resolution is still pending.

•	On April 30, 2008, in connection with administrative proceedings pending before the Comisión Federal de Competencia (Federal Competition Commission), the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District declared unconstitutional a resolution (the Resolution) that the Federal Competition Commission had issued on December 7, 2007, prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to certain exclusivity agreements executed with service stations, and imposing on Pemex-Refining a fine of 1,500 daily minimum wage units per day until such agreements were brought into compliance. On May 6, 2008, the Sixth Administrative District Court ordered a definitive suspension of the Federal Competition Commission’s Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, an amparo was granted in favor of Pemex-Refining, declaring unconstitutional the Resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed revised motions against this resolution, and on January 28, 2009 Pemex-Refining filed its pleadings. A final resolution is still pending.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution “A.” after the end of each fiscal year, although until January 2007 Petróleos Mexicanos paid an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2004, 2005, 2006 and 2007, Petróleos Mexicanos made advance payments to the Mexican Government in the aggregate of Ps. 11,589 million, Ps. 16,501 million, Ps. 269 million and Ps. 4,260 million, respectively, towards the minimum guaranteed dividends for those years. On January 2, 2007, PEMEX made its final advance payment of minimum guaranteed dividends. PEMEX does not have a dividend policy; the Mexican Government may require PEMEX to make dividend payments at any time. On August 20, 2008, the Board of Directors of Petróleos Mexicanos approved the payment of a Ps. 4,270 million dividend to the Mexican Government. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and the Certificates of Contribution “A.””

Item 9.	The Offer and Listing

Trading in the debt securities issued by Petróleos Mexicanos and the Master Trust takes place primarily in the over-the-counter market. All the debt securities issued by Petróleos Mexicanos and the Master Trust that are registered pursuant to the U.S. Securities Act of 1933 (which we refer to as the Securities Act) are also listed on the Luxembourg Stock Exchange and traded on the Euro MTF, the alternative market of the Luxembourg Stock Exchange.

Item 10.	Additional Information

Memorandum and Articles of Association

The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Political Constitution of the United Mexican States, the Regulatory Law, the Petróleos Mexicanos Law, regulations issued pursuant to the Regulatory Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” Under the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos will have the following committees: Audit and Performance Evaluation Committee, Transparency and Accountability Committee, Strategy and Investment Committee, Compensation Committee, Acquisitions, Lease, Works and Services Committee, Environmental and Sustainability Committee and Development and Technological Research Committee. See “Item 4—Information on the Company—History and Development—Organizational Laws.”

Under the Federal Law of Administrative Responsibilities of Public Officials, our directors are obligated to abstain from voting on a proposal, arrangement or contract in which they have a personal, family or business interest. Our directors do not have the power to vote compensation to themselves or any other member of the board. Except in the case of the professional Board members, our directors do not receive compensation for their services as members of the boards of directors of Petróleos Mexicanos and the subsidiary entities. Under the Federal Law of Administrative Responsibilities of Public Officials, our directors must perform their duties without obtaining or attempting to obtain any benefits greater than those granted by law. Therefore, our directors do not have borrowing powers exercisable by themselves. There is no requirement for early retirement for our directors.

Material Contracts

On November 10, 1998, Petróleos Mexicanos, The Bank of New York Mellon (formerly The Bank of New York) and The Bank of New York (Delaware) entered into a Trust Agreement, which created the Master Trust and designated The Bank of New York Mellon as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities (except for Pemex-Petrochemicals) and the Master Trust, acting through The Bank of New York Mellon, entered into an Assignment and Indemnity Agreement. This agreement provided for the assignment by these subsidiary entities to the Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of the Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and such subsidiary entities to the Master Trust of the amounts necessary to meet the Master Trust’s obligations under such financings and the indemnification of the Master Trust by Petróleos Mexicanos and these subsidiary entities. The Trust Agreement was amended on November 17, 2004, December 22, 2004 and August 17, 2006 and the Assignment and Indemnity Agreement was amended on August 17, 2006. The purpose of the August 17, 2006 amendment was to include Pemex-Petrochemicals as a party to the Assignment and Indemnity Agreement. Effective January 30, 2009, the Master Trust and Fideicomiso F/163 assigned certain rights to Petróleos Mexicanos in consideration of the cancellation of debt that these entities had issued to Petróleos Mexicanos between 2006 and 2008 pursuant to several inter-company private placements. In addition, effective January 1, 2009, in connection with the amendments to the Federal Law of Budget and Fiscal Accountability described under “Item 4—Information on the Company—History and Development—Capital Expenditures and Investment,” Petróleos Mexicanos agreed to assume primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163, as applicable, will continue to act as servicer of all indebtedness until such time as Petróleos Mexicanos legally assumes, as primary obligor, their indebtedness under the related agreements.

On December 30, 2004, the Master Trust and Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas (Deutsche Bank), as Trustee. This agreement provides for the issuance by the Master Trust from time to time of unsecured debt securities. All issuances of debt securities under this indenture were unconditionally guaranteed by Petróleos Mexicanos. Pursuant to a guaranty agreement, dated as of July 29, 1996, Petróleos Mexicanos’ obligations are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Under the indenture, Petróleos Mexicanos may, without the consent of the holders of the outstanding debt securities, assume as primary obligor all of the Master Trust’s obligations under the debt securities in substitution of the Master Trust and, upon such assumption, the Master Trust will be released from its obligations under the debt securities. Prior to December 31, 2009, Petróleos Mexicanos intends to assume all of the Master Trust’s obligations under the indenture and the debt securities issued under the indenture.

On February 11, 2005, February 23, 2007, October 11, 2007 and July 18, 2008, the Master Trust further increased the aggregate amount of debt securities issuable under its Medium-Term Notes program to U.S. $20,000,000,000, U.S. $30,000,000,000, U.S. $40,000,000,000 and U.S. $60,000,000,000, respectively. Following these increases and pursuant to the December 2004 Indenture referred to above, the Master Trust issued various new series of securities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

As of December 31, 2007 and 2008, we have entered into contracts with various contractors for an approximate amount of Ps. 306,085 million and Ps. 483,256 million, respectively. These contracts are for the development of investment projects under the PIDIREGAS program; these projects will continue notwithstanding the changes to the Federal Law of Budget and Fiscal Accountability described above. See Note 3c. to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7,000,000,000 medium-term note, Series C, program. Pursuant to a guaranty agreement, dated as of July 29, 1996, Petróleos Mexicanos’ obligations under all notes issued under the program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Petróleos Mexicanos issued U.S. $2,000,000,000 of notes under the program in February 2009.

Exchange Controls

Mexico has had a free market for foreign exchange since 1991, and the Mexican Government has allowed the peso to float freely against the U.S. dollar since December 1994. PEMEX has no control over or influence on this exchange rate policy. The Mexican Government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican Government will not change this policy. See “Item 3—Key Information—Exchange Rates” and “Item 3—Key Information—Risk Factors—Considerations Related to Mexico.”

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities and the 2008 Securities

Pursuant to a registration statement on Form F-4 (File No. 333-7796), which was declared effective by the SEC on October 17, 1997, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $400,000,000 of 9.50% Global Guaranteed Bonds due 2027, which we refer to as the 1997 Securities. In December 2004 and February 2006, an aggregate of U.S. $376,250,000 of the 1997 Securities were exchanged for bonds issued by the Master Trust.

Pursuant to a registration statement on Form F-4 (File No. 333-9310), which was declared effective by the SEC on August 24, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $350,000,000 of 9 1/4% Global Guaranteed Bonds due 2018, which we refer to as the 1998 Securities. In December 2004 and February 2006, an aggregate of U.S. $340,427,000 of the 1998 Securities were exchanged for bonds issued by the Master Trust.

Pursuant to a registration statement on Form F-4 (File No. 333-10706), which was declared effective by the SEC on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $500,000,000 of 9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027, which we refer to as the 1999 Securities. In December 2004 and February 2006, an aggregate of U.S. $421,522,000 of the 1999 Securities were exchanged for POMESSM issued by the Master Trust. All outstanding 1999 Securities of Petróleos Mexicanos were, on March 16, 2006, mandatorily exchanged for 9.50% Global Guaranteed Bonds due 2027 issued by Petróleos Mexicanos, thereby increasing the outstanding amount of the 1997 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-13812), which was declared effective by the SEC on August 29, 2001, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $1,000,000,000 of 9.125% Notes due 2010, which we refer to as the 2001 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on February 24, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $750,000,000 of 8.00% Notes due 2011, up to U.S. $500,000,000 of 8.625% Bonds due 2022 and up to U.S. $1,000,000,000 of 7.375% Notes due 2014. Pursuant to a registration statement on Form F-4 (File No. 333-107905), which was declared effective by the SEC on August 21, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $510,154,000 of 8.625% Bonds due 2022 and up to

U.S. $757,265,000 of 7.375% Notes due 2014. Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on August 21, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $36,977,000 of 8.00% Notes due 2011. Pursuant to a registration statement on Form F-4 (File No. 333-108257), which was declared effective by the SEC on August 28, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $9,841,000 of 9.125% Notes due 2010. The securities registered in 2003 under these registration statements are collectively referred to as the 2003 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-118373), which was declared effective by the SEC on August 31, 2004, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $18,095,000 of 7.375% Notes due 2014 and up to U.S. $47,085,000 of 8.625% Bonds due 2022. The securities registered in 2004 under these registration statements are collectively referred to as the 2004 Securities.

Pursuant to a registration on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $324,220,000 of 9 1/4% Bonds due 2018, U.S. $228,735,000 of 8.625% Bonds due 2023, U.S. $354,477,000 of 9.50% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027, U.S. $1,000,000,000 of 5.75% Notes due 2015 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $25,780,000 of 9 1/4% Bonds due 2018, U.S. $21,265,000 of 8.625% Bonds due 2023, U.S. $45,523,000 of 9.50% Bonds due 2027 and U.S. $96,254,000 of POMESSM due 2027. All outstanding POMES registered under these registration statements were, on March 15, 2006, mandatorily exchanged for 9.50% Bonds due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $759,254,000 of 5.75% Notes due 2015 and U.S. $751,995,000 of 6.625% Guaranteed Bonds due 2035. These securities are collectively referred to as the 2006 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-152486), which was declared effective by the SEC on December 18, 2008, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,500,000,000 of 5.75% Guaranteed Notes due 2018, up to U.S. $501,000,000 of 6.625% Guaranteed Bonds due 2035 and up to U.S. $500,000,000 6.625% Guaranteed Bonds due 2038. The securities registered under this registration statement are collectively referred to as the 2008 Securities, and together with the 1997 Securities, the 1998 Securities, the 2001 Securities, the 2003 Securities, the 2004 Securities and the 2006 Securities, are collectively referred as the Registered Securities).

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

A Mexican national is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a legal entity or individual has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican federal tax law.

Taxation of Interest. Under the Mexican Income Tax Law and rules issued by the SHCP applicable to PEMEX, payments of interest (which is deemed to include any amounts paid in excess of the original issue price of the securities), made by a Mexican issuer (including Petróleos Mexicanos and the Master Trust) in respect of notes or bonds and other debt securities to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, if the following requirements are met:

•	notice relating to the offering of the Notes is given to the National Banking and Securities Commission as required under the Securities Market Law and evidence of such notice is timely filed with the SHCP;

•	the notes or bonds are placed outside of Mexico through banks or brokerage houses in a country that has entered into a treaty to avoid double taxation with Mexico; and

•	the issuer duly complies with the information requirements established in the general rules issued by the SHCP for such purposes.

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

Additional Amounts. Petróleos Mexicanos, the Master Trust (in the case of Registered Securities issued by it), Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•	pay Additional Amounts (as defined in the Indenture dated September 18, 1997, between Petróleos Mexicanos and Deutsche Bank (the 1997 Indenture)) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated August 7, 1998, between Petróleos Mexicanos and Deutsche Bank (the 1998 Indenture)) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•	pay Additional Amounts (as defined in the Indenture dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2001 Securities, the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above; and

•	pay Additional Amounts (as defined in the Indenture dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities and 2008 Securities in respect of the Mexican withholding taxes described above.

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

Commodity Price Risk

Crude Oil

Our exports and domestic sales are related to international hydrocarbon prices, thus exposing us to fluctuations in international markets. We share this risk with the Mexican Government through our current fiscal regime. In order to mitigate this risk, in the past, the Mexican Government, along with PEMEX, participated with the major international oil producers to improve international oil prices by reducing crude oil exports volumes. However, since 2004, neither the Mexican Government nor PEMEX has agreed with OPEC to reduce PEMEX’s exports.

From 2002 to 2005, Petróleos Mexicanos implemented short-term oil price hedging strategies through the use of options to hedge against potential decreases in short-term prices of crude oil. The applicable strategy is designed taking into account, among other things, financial requirements established by the Mexican Government, our financial condition and cash flow, our annual budget and international market prices. Petróleos Mexicanos did not hedge any of our crude oil production for the years 2006, 2007 or 2008.

Petroleum Products

We balance our overall petroleum product supply and demand through P.M.I. Trading, Ltd., managing only those market exposures associated with our operational program and P.M.I. Trading, Ltd.’s third-party operations in the international market. To this end, P.M.I. Trading, Ltd. uses the full range of conventional oil and refined products financial derivatives available in the marketplace in order to protect its profits by hedging its positions. P.M.I. Trading, Ltd. manages its portfolio risk by performing daily valuations and risk assessment processes and applies mitigation strategies when required.

Natural Gas

We evaluate periodically our exposure to international prices of hydrocarbons other than crude oil to identify potential sources of commodity price risk. Accordingly, we believe our current exposure to international prices for natural gas to be manageable without the use of hedges. Pemex-Gas and Basic Petrochemicals offers certain derivatives to its domestic customers to help them hedge against the risk of increases in the prices of natural gas. These derivatives are described under “— Instruments Entered Into for Trading Purposes” below.

Exchange Rate and Interest Rate Risks

A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues net of the IEPS tax from domestic sales of petroleum products and petrochemicals are related to the international dollar-denominated prices of these products. By contrast, most of our costs of sales and other expenses, other than hydrocarbon duties and investment expenditures, are payable in pesos and are not linked to the U.S. dollar. As a result, the peso’s depreciation against the U.S. dollar increases our income in peso terms. Appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, because most of our investments and debt issuances are made in U.S. dollars and, therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on our revenues is offset by its impact on our obligations.

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than pesos or the U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, PEMEX has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than pesos and U.S. dollars. In 2006, 2007 and 2008, the Master Trust entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros, pounds and Japanese yen issued by the Master Trust. As of December 31, 2008, the aggregate notional amount of these swaps entered into in 2006, 2007 and 2008 was U.S. $170.9 million, U.S. $239.8 million and U.S. $1,032.3 million, respectively, for a total outstanding position on currency swaps at year-end 2008 of U.S. $6,742.6 million. During the first six months of 2009, Petróleos Mexicanos entered into further currency swaps whose aggregate notional amount as of June 25, 2009 was U.S. $575.0 million, for a total outstanding position on currency swaps at June 25, 2009 of U.S. $7,317.6 million. Additionally, in 2007, Fideicomiso F/163 entered into a cross-currency swap to hedge currency risk arising from debt obligations denominated in UDI for a total notional amount of Ps. 11,901.7 million. Finally, P.M.I. Trading, Ltd. entered into a cross-currency swap in 2008 to hedge currency risk arising from a credit denominated in Japanese yen for a notional amount of U.S. $100 million. As described above, most of our revenues are either in U.S. dollars or indexed to the U.S. dollar and our policy in terms of debt issuance is to either place debt in pesos or U.S. dollars or swap other currencies back to U.S. dollar terms. As a result of this policy, we believe that our debt portfolio sensitivity to currencies other than the peso or U.S. dollar is negligible. In 2002, 2004 and 2005 the Master Trust entered into cross-currency swaps to hedge its exposure in Japanese yen and euro, with termination dates in 2023, 2016 and 2025. Given the long-term nature of these obligations, the swaps used to hedge these risks include an option linked to a well-defined set of credit default events. In case such an event occurs, the swaps terminate without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million, U.S. $1,028.5 million and U.S. $1,322.8 million, respectively.

We recorded total net foreign exchange losses in the comprehensive financing cost item of Ps. 2,471 million, Ps. 1,435 million and Ps. 71,063 million in 2006, 2007 and 2008, respectively. The significant increase in our foreign exchange losses in 2008 was due to the effect of the depreciation of the peso on the value in pesos of PEMEX’s U.S. dollar-denominated debt.

Interest Rate Risk

We are exposed to fluctuations in interest rates on short and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve a desired mix of fixed and floating rate instruments in our debt portfolio. As of December 31, 2008, approximately 50.4% of our total net debt outstanding consisted of floating rate debt.

Interest Rate Swaps

Under interest-rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on either the floating six-month LIBOR, for U.S. dollar-denominated swaps, or the Mexican Interbank Interest Rate (TIIE) for peso-denominated swaps. Some interest rate swaps have as their underlying rate not the TIIE, but a rate referenced to or calculated from the TIIE. As of December 31, 2008, PEMEX was a party to interest-rate swap agreements with a notional amount of U.S. $1,220.9 million, an average fixed interest rate of approximately 4.94% in U.S. dollars and 11.09% in pesos and a weighted average term of approximately 2.9 years. In 2007, 2008 and the first five months of 2009, we did not enter into any new interest-rate swap agreements.

The market value of PEMEX’s foreign exchange, equity and interest rate derivatives position was positive Ps. 3,082.1 million as of December 31, 2007 and negative Ps. 2,018.8 million as of December 31, 2008.

The effects on the consolidated statements of income of entering into swap transactions designated as hedges are recorded as incurred and when the precise settlement amounts are known. The effects on the consolidated statements of income of derivative instruments not designated as hedges are recognized in earnings according to changes in their fair value. Such amounts are included in the consolidated statements of income within the “Interest, net” caption. See Note 11 to our consolidated financial statements included herein.

When derivative results are favorable to PEMEX, we face the risk that counterparties will not pay their obligations. To minimize this risk, PEMEX monitors counterparties’ creditworthiness and exposure to derivative instruments. PEMEX also deals primarily with major financial institutions and maintains a diversified portfolio.

Instruments Entered into for Trading Purposes

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

Between September and October 2008, Petróleos Mexicanos entered into a derivatives strategy with respect to 58,679,799 Repsol YPF shares in order to finance its investment in Repsol. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—2008 Financing Activities” above. This strategy is comprised of equity swaps, call options and put spread options, with various maturities.

As part of its client-based approach, Pemex-Gas and Basic Petrochemicals offers natural gas derivatives to its domestic customers. Since Pemex-Gas and Basic Petrochemicals’ benchmark is the market price, it enters through its subsidiary MGI Supply Ltd. into derivative transactions with the opposite position, in order to hedge the price risk associated with the derivatives offered to its domestic customers. MGI Supply Ltd. settles these transactions with international counterparties, in order to transfer to those parties the related price risk. Neither Bulletin C-10 nor SFAS No. 133 allows derivative positions to serve as hedges for other derivatives. Therefore, these operations are treated for accounting purposes as entered into for trading purposes.

The following tables set forth our portfolio of debt and derivative financial instruments as of December 31, 2008. It should be noted that:

•	for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed rate debt;

•	for interest-rate and currency swaps, this table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates;

•	for natural gas derivative financial instruments, volumes are presented in MMBtu, and average fixed and strike prices are presented in U.S. dollars per MMBtu;

•	weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;

•	fair values are obtained from market quotes received from market sources such as Reuters and Bloomberg;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	the information is presented in equivalents of the peso, which is our reporting currency; and

•	each instrument’s actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2008(1)

	Year of Expected Maturity Date
							Total
							Carrying
	2009	2010	2011	2012	2013	Thereafter	Value	Fair Value
	(in thousands of nominal pesos)

Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	40,823,716	17,890,343	5,758,994	2,394,421	2,372,561	97,654,848	166,894,883	163,612,775
Average Interest Rate (%)	-	-	-	-	-	-	6.9959%	-
Fixed rate (Japanese yen)	3,817,631	4,035,492	1,360,111	1,360,111	1,360,111	8,540,841	20,474,297	22,574,104
Average Interest Rate (%)	-	-	-	-	-	-	2.4756%	-
Fixed rate (Pounds)	-	-	-	-	7,812,156	-	7,812,156	7,291,792
Average Interest Rate (%)	-	-	-	-	-	-	7.5000%	-
Fixed rate (Pesos)	-	6,172,000	1,999,991	1,999,992	-	22,527,763	32,699,746	29,574,417
Average Interest Rate (%)	-	-	-	-	-	-	5.8064%	-
Fixed rate (Euro)	1,013	14,358,413	1,013	1,013	9,572,613	35,415,523	59,349,588	49,158,060
Average Interest Rate (%)	-	-	-	-	-	-	6.1327%	-

Total fixed rate debt	44,642,360	42,456,248	9,120,109	5,755,537	21,117,441	164,138,975	287,230,670	272,211,148

Variable rate (U.S. dollars)	25,564,717	48,582,693	35,408,821	52,364,716	31,394,794	21,747,600	215,063,341	215,308,586
Variable rate (Japanese yen)	-	-	3,145,410	-	-	12,761,521	15,906,931	16,711,748
Variable rate (pesos)	13,944,434	13,912,582	8,299,998	2,800,000	12,487,400	9,992,780	61,437,194	62,489,115

Total variable rate debt	39,509,151	62,495,275	46,854,229	55,164,716	43,882,194	44,501,901	292,407,466	294,509,449

Total Debt	84,151,511	104,951,523	55,974,338	60,920,253	64,999,635	208,640,876	579,638,136	566,720,598

Note:   Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2008 of Ps. 13.5383 = U.S. $1.00; Ps. 0.1501 = 1.00 Japanese yen; Ps. 19.5304 = 1.00 British pound; and Ps. 19.1432 = 1.00 Euro.
Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate and Currency Risk) as of December 31, 2008(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date
							Total
							Notional	Fair
	2009	2010	2011	2012	2013	Thereafter	Amount	Value(2)
	(in thousands of nominal pesos, except as noted)

Hedging Instruments
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	514,556	514,556	-	-	-	-	1,029,112	(34,390)
Average pay rate	4.94%	4.94%	-	-	-	-	4.94%	n.a.
Average receive rate	2.51%	1.67%	-	-	-	-	2.09%	n.a.
Interest Rate Swaps (Mexican pesos)
Variable to Fixed	5,000,000	600,000	1,200,000	1,200,000	7,500,000	0	15,500,000	(1,234,275)
Average pay rate	10.83%	10.95%	11.01%	11.19%	11.48%	0%	11.09%	n.a.
Average receive rate	8.42%	8.04%	8.36%	8.51%	8.16%	0%	8.30%	n.a.
Cross Currency Swaps
Receive euro/
Pay U.S. dollars	-	13,240,457	-	-	8,786,357	31,832,605	53,859,419	(879,079)
Receive Japanese yen/
Pay U.S. dollars	2,859,918	3,184,516	3,822,269	1,114,609	1,114,609	17,440,562	29,536,484	4,219,261
Receive Pounds/
Pay U.S. dollars	-	-	-	-	9,241,108	-	9,241,108	(1,901,494)
Receive UDI/
Pay Mexican pesos	-	-	-	-	-	11,901,650	11,901,650	572,670
								(in
								thousands
								of nominal
	(in thousands of shares)							pesos)

Non-Hedging Instruments
Equity Swaps	10,000	-	11,322	-	-	-	21,322	(264,015)
Equity Swaps with Embedded Options(3)	-	-	37,358	-	-	-	37,358	(2,497,519)

Notes:  Numbers may not total due to rounding.
         n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2008 of Ps. 13.5383 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PEMEX.
(3)	Equity swaps with one embedded short call and one embedded long put spread.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Natural Gas Derivatives) as of December 31, 2008(1)

Derivative financial instruments held for trading purposes:

							Total	Fair
	2009	2010	2011	2012	2013	Thereafter	Volume	Value(2)
	(in MMBtu, except that average fixed and strike prices are in U.S. $ per MMBtu)							(in thousands
								of nominal pesos)

Derivatives entered into with Customers of Pemex-Gas and Basic Petrochemicals Short
European Call Option	19,869,546	10,365,095	2,587,540	-	-	-	32,822,181	(Ps. 155,679)
Average strike price	10.00	8.73	8.85	-	-	-	9.51	n.a.
European Put Option	470,000	-	-	-	-	-	470,000	(6,454)
Average strike price	6.14	-	-	-	-	-	6.14	n.a.
Variable to Fixed Swap(7)	121,467,333	68,693,342	39,770,448	2,861,424	1,660,850	-	234,453,396	8,924,286
Average fixed price	8.91	9.36	9.28	8.86	8.81	-	9.10	n.a.
Long
Digital Call(3)	9,691,443	6,671,863	1,359,590	-	-	-	17,722,896	22,537
Average strike price	9.73	9.72	10.05	-	-	-	9.75	n.a.
Digital Put(4)	5,222,880	3,070,380	1,299,790	-	-	-	9,593,050	94,639
Average strike price	7.33	7.18	7.21	-	-	-	7.27	n.a.
European Call Option	10,214,975	3,399,519	641,506	-	-	-	14,256,000	30,294
Average strike price	10.03	10.48	12.04	-	-	-	10.23	n.a.
European Put Option	10,522,641	4,708,119	1,221,506	-	-	-	16,452,266	605,075
Average strike price	8.73	7.73	7.53	-	-	-	8.36	n.a.
Variable to Fixed Swap(8)	3,159,610	1,524	1,016	-	-	-	3,162,150	(109,092)
Average fixed price	8.23	9.45	9.45	-	-	-	8.23	n.a.

Derivatives entered into to Hedge Transactions entered into with Customers Short
Digital Call(5)	9,703,731	6,699,840	1,359,590	-	-	-	17,763,161	(22,634)
Average strike price	9.73	9.72	10.05	-	-	-	9.75	n.a.
Digital Put(6)	5,222,880	3,070,380	1,299,790	-	-	-	9,593,050	(94,751)
Average strike price	7.33	7.18	7.21	-	-	-	7.27	n.a.
European Call Option	10,230,195	3,399,515	641,505	-	-	-	14,271,215	(30,312)
Average strike price	10.03	10.48	12.04	-	-	-	10.23	n.a.
European Put Option	10,522,637	4,708,115	1,221,505	-	-	-	16,452,257	(605,166)
Average strike price	8.73	7.72	7.53	-	-	-	8.35	n.a.
Variable to Fixed Swap(7)	2,481,730	125,000	-	-	-	-	2,606,730	84,984
Average fixed price	8.10	10.06	-	-	-	-	8.20	n.a.
Long
European Call Option	19,884,545	10,365,215	2,587,610	-	-	-	32,837,370	155,959
Average strike price	10.00	8.73	8.85	-	-	-	9.51	n.a.
European Put Option	470,000	-	-	-	-	-	470,000	6,459
Average strike price	6.14	-	-	-	-	-	6.14	n.a.
Variable to Fixed Swap(8)	121,905,522	68,788,335	39,754,013	2,858,424	1,658,850	-	234,965,144	(8,746,503)
Average fixed price	8.90	9.23	9.12	8.80	8.78	-	9.03	n.a.

Notes:  Numbers may not total due to rounding.
         n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2008 of Ps. 13.5383 = U.S. $1.00.

(2)	Positive numbers represent a favorable fair value to PEMEX.

(3)	Under long digital call contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will receive U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or exceeds the strike price specified in the contract. If the market price is less than the strike price, the option expires worthless.

(4)	Under long digital put contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will receive U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or is less than the strike price specified in the contract. If the market price is greater than the strike price, the option expires worthless.

(5)	Under short digital call contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or exceeds the strike price specified in the contract. If the market price is less than the strike price, the option expires worthless.

(6)	Under short digital put contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or is less than the strike price specified in the contract. If the market price is greater than the strike price, the option expires worthless.

(7)	Under short variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay a variable price and receive the fixed price specified in the contract.

(8)	Under long variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay the fixed price specified in the contract and receive a variable price.
Source: Pemex-Gas and Basic Petrochemicals.

Quantitative Disclosure of Market Risk (Petroleum Products) as of December 31, 2008(1)

Derivative financial instruments held or issued for purposes other than trading

						Total	Fair
	2009	2010	2011	2012	Thereafter	Volume	Value(2)
	(in thousands of barrels)						(in thousands
							of nominal
							pesos)

Hedging Instruments
OTC Float to Float Swaps	1,125	-	-	-	-	1,125	(641)
OTC Fixed to Float Swaps	21,724	-	-	-	-	21,724	(243,264)
Exchange traded futures(3)	1,257	-	-	-	-	1,257	(40,104)
Exchange traded swaps(3)	4,033	-	-	-	-	4,033	(32,170)

Notes:	Numbers may not total due to rounding.
OTC = Over-The-Counter.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2008 of Ps. 13.5383 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to P.M.I. Trading Ltd.
(3)	OTC transactions registered in NYMEX Clearport are included in these figures.
Source: P.M.I. Trading, Ltd.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Director General and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework

and the Control Objectives for Information and Related Technology (COBIT) created by the IT Governance Institute.

Management relied on Auditing Standards No. 2 and 5 of the PCAOB in order to create an appropriate framework to evaluate the effectiveness of the design and operation of PEMEX’s internal control over financial reporting.

Based on our assessment and those criteria, management concluded that PEMEX maintained effective internal control over financial reporting as of December 31, 2008.

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

(d)	Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Guidelines for the Independent Audit Committee require that at least one of the members of the Independent Audit Committee qualifies as an “audit committee financial expert.” Mr. Fernando Vilchis Platas and Mr. Felipe César Mellado Flores, Members of the Independent Audit Committee of Petróleos Mexicanos qualify as audit committee financial experts and are independent, within the meaning of this Item 16A.

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

In addition, all of our employees are currently also subject to the Código de Etica de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration), which was issued by the SFP in July 2002 pursuant to the requirements of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials) in order to establish clear rules to promote and enforce legal and ethical standards of conduct and to prevent corruption and corporate abuses by Mexican public officials. See “Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations” for more information.

Item 16C.	Principal Accountant Fees and Services

The Board of Directors of Petróleos Mexicanos, in its meeting held on December 4, 2007, approved the execution of auditing services by KPMG Cárdenas Dosal, S.C., which was appointed by the SFP as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal year 2007, prepared in accordance with Governmental Accounting Standards.

The Board of Directors of Petróleos Mexicanos also approved KPMG Cárdenas Dosal, S.C., as appointed by the SFP, to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal year 2007, prepared in accordance with Mexican FRS, as well as to perform other services associated with the auditing of such consolidated financial statements.

The Independent Audit Committee of Petróleos Mexicanos, in its meeting held on August 26, 2008, approved the execution of auditing services by KPMG Cárdenas Dosal, S.C., which was appointed by the SFP as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal year 2008, prepared in accordance with Governmental Accounting Standards. The Independent Audit Committee of Petróleos Mexicanos also approved KPMG Cárdenas Dosal, S.C., as appointed by the SFP, to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal year 2008, prepared in accordance with Mexican FRS, as well as to perform other services associated with the auditing of such consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Independent Audit Committee of Petróleos Mexicanos.”

Audit and Non-Audit Fees

The following table sets forth the fees billed and billable to us by our independent auditors, KPMG Cárdenas Dosal, S.C., during the fiscal years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007		2008
	(in thousands of nominal pesos)

Audit fees	Ps.	20,654	Ps.	23,962
Audit-related fees		-		14,347
Tax fees		185		348
Other fees		3,154		3,770

Total fees	Ps.	23,993	Ps.	42,427

Audit fees in the above table are the aggregate fees billed and billable by KPMG Cárdenas Dosal, S.C. in connection with the audits of our annual financial statements in 2008 and 2007, services provided in connection with statutory filings and statutory audits, as well as services provided in accordance with the instructions of the SFP. We have eliminated from the figure for 2007 audit fees Ps. 4.4 million in billable amounts related to 2008 interim financial review services, which were rendered and billed in 2008. Accordingly, these fees are now properly included in the figure for 2008 audit-related fees.

Audit-related fees in the above table are the aggregate fees billed by KPMG Cárdenas Dosal, S.C. for services provided in 2008 in connection with regulatory filings, limited reviews of interim financial information, review of public filings of financial information and review of documents related to the offering of securities. No audit-related services were performed in 2007. We have eliminated from the figure for 2007 audit-related fees Ps. 1.4 million in billable amounts related to 2008 regulatory filings, for which services were rendered and billed in 2008. Accordingly, these fees are now properly included in the figure for 2008 audit-related fees.

Tax fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2008 and 2007 for tax compliance services, which generally involved the review of original and amended tax returns and claims for tax refunds.

Other fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2007 and 2008 related to (i) the issuance of a review report, in accordance with the Standard for Assurance Engagements (ISAE 3000): Assurance Engagements other than Audits or Reviews of Historical Financial Information developed by International Auditing and Assurance Standards Board in connection with PEMEX’s sustainability report and (ii) an agreed-upon procedures report in order to comply with a contract entered into by a subsidiary company.

Audit Committee Approval Policies and Procedures

In accordance with Mexican regulations, the SFP appoints the external auditors of Petróleos Mexicanos and the subsidiary entities through a competitive bidding process on an annual basis to audit our financial statements in accordance with Governmental Accounting Standards applicable to Mexican public sector entities. The auditors selected by the SFP to audit these financial statements subsequently audit financial statements in accordance with Mexican FRS, including their reconciliation to U.S. GAAP. The Independent Audit Committee of Petróleos Mexicanos reviews and ratifies the engagement of the external auditors by the SFP.

The SFP, pursuant to the Guidelines for the selection, designation and evaluation of external auditors’ performance in auditing entities of the Mexican Government, has in the past assigned new external auditors to Petróleos Mexicanos and the subsidiary entities. However, when the Audit and Performance Evaluation Committee of Petróleos Mexicanos is convened during the second half of 2009, it will approve the selection and appointment of the external auditors of Petróleos Mexicanos and supervise the preparation and issuance of the external auditor’s report on our financial statements, in accordance with the guidelines established for the committee. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-97, incorporated herein by reference.

Item 19.	Exhibits. Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective November 29, 2008 (English translation).
1.2	Reglamento de la Ley Orgánica de Petróleos Mexicanos (Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation, effective August 11, 1972 (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ Registration Statement on Form F-1 (File No. 33-86304) on November 14, 1994 and incorporated by reference herein).
1.3	Decreto por el que se adiciona el Reglamento de la Ley Orgánica de Petróleos Mexicanos (Decree that adds to the Regulations to the Organic Law of Petróleos Mexicanos), together with an English translation, effective April 30, 2001 (previously filed as Exhibit 1.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).
2.3	Indenture, dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).
2.4	Indenture, dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).
2.5	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas.
2.6	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).
2.7	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.8	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).
2.9	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.10	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).
2.11	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
2.12	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust, (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).
2.13	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).
The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).
7.1	Computation of Ratio of Earnings to Fixed Charges.
8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.
10.1	Consent letter of Ryder Scott Company, L.P.
10.2	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.
10.3	Consent letters of Gaffney, Cline & Associates Inc.
10.4	Consent letter of DeGolyer and MacNaughton.
12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).
12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

Date: June 30, 2009	By:	/s/ Esteban Levin Balcells

Name: Esteban Levin BalcellsTitle: Chief Financial Officer

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(This page intentionally left blank.)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office
and the Board of Directors of
Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in equity for the years then ended, and the consolidated statements of cash flows and changes in financial position for the years ended December 31, 2008 and 2007, respectively. These consolidated financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with Mexican Financial Reporting Standards (FRS). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2008 and 2007, and the results of their operations and the changes in their equity for each of the years ended December 31, 2008 and 2007, their cash flows for the year ended December 31, 2008 and changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

As disclosed in note 3 (x) to the consolidated financial statements, several new Mexican Financial Reporting Standards were adopted on January 1, 2008.

As discussed in note 3 (x) to the consolidated financial statements, on January 1, 2008 the FRS B-2 “Statement of Cash Flows” came into effect superseding Bulletin B-12 “Statement of Changes in Financial Position”; accordingly, as of such date and in a prospective manner, the Company presents the consolidated statement of cash flows; therefore, such statement and the consolidated statements of changes in financial position are not presented for comparison purposes.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

/s/ Eduardo Palomino
Eduardo Palomino
Mexico City, Mexico
April 17, 2009, except as to notes 21 and 22
which are as of June 26, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, Mexico, June 29, 2007

To the General Comptroller’s Office
and the Board of Directors of
Petróleos Mexicanos:

We have audited the consolidated statements of operations, changes in equity and changes in financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively, “PEMEX”) for the year ended December 31, 2006. These financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, changes in equity and changes in financial position of PEMEX for the year ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.

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

/s/ Ariadna L. Muñiz Patiño
Ariadna L. Muñiz Patiño
Public Accountant

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS

(In thousands of Mexican pesos (Note 3(x)))

	2008		2008		2007
	(Unaudited)

ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	U.S.$	8,437,130	Ps.	114,224,395	Ps.	170,997,240

Accounts, notes receivable and other—Net (Note 6)		11,988,946		162,309,939		151,510,543
Inventories—Net (Note 7)		4,836,026		65,471,577		93,143,136
Derivative financial instruments (Note 11)		1,646,137		22,285,896		12,909,868

		18,471,109		250,067,412		257,563,547

Total current assets		26,908,239		364,291,807		428,560,787

Investments in shares of non-consolidated subsidiaries, affiliates and others (Note 8)		825,597		11,177,184		33,063,354
Properties, plant and equipment—Net (Note 9)		62,420,097		845,062,005		793,845,453
Intangible asset derived from the actuarial computation of employee benefits (Note 12)		—		—		72,008,835
Other assets—Net		1,204,465		16,306,408		2,802,177

Total assets	U.S.$	91,358,398	Ps.	1,236,837,404	Ps.	1,330,280,606

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 10)	U.S.$	6,738,208	Ps.	91,223,879	Ps.	76,050,128
Suppliers		2,613,457		35,381,771		35,138,344
Accounts and accrued expenses payable		588,744		7,970,593		18,097,530
Taxes payable		1,231,507		16,672,511		146,593,355
Derivative financial instruments (Note 11)		1,825,623		24,715,832		13,584,495

Total current liabilities		12,997,539		175,964,586		289,463,852

Long-term liabilities:
Long-term debt (Note 10)		36,598,881		495,486,625		424,828,472
Reserve for sundry creditors and others		2,686,987		36,377,238		31,467,252
Reserve for employee benefits (Note 12)		36,569,107		495,083,543		528,201,272
Deferred taxes (Note 18(l) and(n))		520,005		7,039,978		6,411,897

		76,374,980		1,033,987,384		990,908,893

Total liabilities		89,372,519		1,209,951,970		1,280,372,745

EQUITY (Note 14):
Certificates of Contribution “A”		7,161,755		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		13,289,341		179,915,091		144,457,629
Equity		261,935		3,546,159		4,045,178
Legal reserve		72,944		987,535		832,618
Donation surplus		65,330		884,462		494,068
Surplus in the restatement of equity		—		—		171,681,077
Effect on equity from employee benefits (Note 12)		—		—		(51,759,539)
Comprehensive result (Note 11)		475,257		6,434,173		373,225

		21,326,562		288,725,413		367,082,249

Accumulated losses:
From prior years		(11,062,211)		(149,763,535)		(298,866,819)
Net loss for the year		(8,278,472)		(112,076,444)		(18,307,569)

		(19,340,683)		(261,839,979)		(317,174,388)

Total equity		1,985,879		26,885,434		49,907,861

Commitments and contingencies (Notes 15 and 16)

Subsequent events (Note 20)
Total liabilities and equity	U.S.$	91,358,398	Ps.	1,236,837,404	Ps.	1,330,280,606

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of Mexican pesos (Note 3(x)))

	2008		2008		2007		2006
	(Unaudited)

Net sales:
Domestic	U.S.$	50,209,711	Ps.	679,754,126	Ps.	592,047,961	Ps.	567,289,873
Export		47,599,642		644,418,238		542,926,858		535,144,048
Services income		352,894		4,777,588		4,281,799		3,666,782

Total revenues		98,162,247		1,328,949,952		1,139,256,618		1,106,100,703
Cost of sales		48,309,792		654,032,459		460,665,742		418,258,210

Gross income		49,852,455		674,917,493		678,590,876		687,842,493

General expenses:
Transportation and distribution expenses		2,508,579		33,961,895		24,798,539		24,921,656
Administrative expenses		5,159,004		69,844,149		60,140,465		56,052,773

Total general expenses		7,667,583		103,806,044		84,939,004		80,974,429

Operating income		42,184,872		571,111,449		593,651,872		606,868,064

Other revenues (principally IEPS benefit)—Net (Note 18(k))		14,624,498		197,990,840		79,797,820		58,622,698

Comprehensive financing result:
Interest—Net (includes valuation effects of financial instruments Note 11(viii))		(2,692,302)		(36,449,189)		(31,478,006)		(36,195,263)
Exchange loss—Net		(5,248,999)		(71,062,527)		(1,434,868)		(2,470,584)
Gain on monetary position		-		-		12,866,287		14,819,222

		(7,941,301)		(107,511,716)		(20,046,587)		(23,846,625)

Profit sharing in non-consolidated subsidiaries, affiliates and others (Note 8)		(145,160)		(1,965,213)		5,545,054		10,073,577

Income before taxes and duties		48,722,909		659,625,360		658,948,159		651,717,714

Hydrocarbon extraction duties and others (Note 18)		56,692,638		767,521,945		667,999,120		587,020,786
Excess gain duties		-		-		-		8,223,820
Hydrocarbon income tax (Note 18(l))		116,921		1,582,910		6,030,367		4,914,859
Income tax (Note 18(n))		191,822		2,596,949		3,226,241		4,605,044

		57,001,381		771,701,804		677,255,728		604,764,509

Net (loss) income for the year	(U.S.$	8,278,472)	(Ps.	112,076,444)	(Ps.	18,307,569)	Ps.	46,953,205

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Mexican pesos (Note 3(x)))

				Mexican
				Government
				increase							Surplus in		Effect on						Foreign		Retained earnings
	Certificates of			in equity of							the		equity			Derivative	Deferred		transaction		(Accumulated losses)
	Contribution			Subsidiary			Legal		Surplus		restatement		from labor			financial	income		conversion			From prior
	“A”			Entities	Equity		reserve		donation		of equity		obligations			instruments	tax effect		effect			years	For the year		Total

Balances as of January 1, 2006		96,957,993		84,568,893		1,476,369		804,903		378,204		152,368,446		(29,454,825)		(7,036,437)		1,392		799,431		(247,516,201)		(82,357,982)		(29,009,814)
Transfer to prior years’ accumulated losses		-		-		-		-		-		-		-		-		-		-		(82,357,982)		82,357,982		-
Minimum guaranteed dividends paid to the
Mexican Government approved by the
Board of Directors on June 10, 2006 (Note 14)		-		-		-		-		-		-		-		-		-		-		(16,392,606)		-		(16,392,606)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		-		48,727,912						-		-		-		-		-		-		-		-		48,727,912
Increase in equity		-		-		2,533,831		-		-		-		-		-		-		-		-		-		2,533,831
Increase in legal reserve		-		-		-		52,197		-		-		-		-		-		-		-		-		52,197
Decrease in surplus donation		-		-		-		-		(185,075)		-		-		-		-		-		-		-		(185,075)
Comprehensive income (loss) for the year (Note 13)		-		-		-		-		-		2,895		(18,871,922)		5,274,109		2,244		1,658,556		710,094		46,953,205		35,729,181

Balances as of December 31, 2006		96,957,993		133,296,805		4,010,200		857,100		193,129		152,371,341		(48,326,747)		(1,762,328)		3,636		2,457,987		(345,556,695)		46,953,205		41,455,626
Transfer to prior years’ accumulated losses		-		-		-		-		-		-		-		-		-		-		46,953,205		(46,953,205)		-
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 29, 2007 (Note 14)		-		-		-		-		-		-		-		-		-		-		(263,329)		-		(263,329)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		-		11,160,824		-		-		-		-		-		-		-		-		-		-		11,160,824
Increase in equity		-		-		34,978		-		-		-		-		-		-		-		-		-		34,978
Decrease in legal reserve		-		-		-		(24,482)		-		-		-		-		-		-		-		-		(24,482)
Increase in surplus donation		-		-		-		-		300,939		-		-		-		-		-		-		-		300,939
Comprehensive (loss) for the year (Note 13)		-		-		-		-		-		19,309,736		(3,432,792)		656,699		(40)		(982,729)		-		(18,307,569)		(2,756,695)

Balances as of December 31, 2007		96,957,993		144,457,629		4,045,178		832,618		494,068		171,681,077		(51,759,539)		(1,105,629)		3,596		1,475,258		(298,866,819)		(18,307,569)		49,907,861
Transfer to prior years’ accumulated losses		-		-		-		-		-		-		-		-		-		-		(18,307,569)		18,307,569		-
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 20, 2008 (Note 14)		-		-		-		-		-		-		-		-		-		-		(4,270,224)		-		(4,270,224)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		-		35,457,462		-		-		-		-		-		-		-		-		-		-		35,457,462
Decrease in equity		-		-		(499,019)		-		-		-		-		-		-		-		-		-		(499,019)
Increase in legal reserve		-		-		-		154,917		-		-		-		-		-		-		-		-		154,917
Increase in surplus donation		-		-		-		-		390,394		-		-		-		-		-		-		-		390,394
Comprehensive (loss) for the year (Note 13)		-		-		-		-		-		(171,681,077)		51,759,539		(1,268,722)		(3,596)		7,333,266		171,681,077		(112,076,444)		(54,255,957)

Balances as of December 31, 2008		Ps. 96,957,993		Ps. 179,915,091		Ps. 3,546,159		Ps. 987,535		Ps. 884,462		Ps. -		Ps. -		(Ps. 2,374,351)		Ps. -		Ps. 8,808,524		(Ps. 149,763,535)		(Ps.112,076,444)		Ps. 26,885,434

Unaudited	U.S.$	7,161,755	U.S.$	13,289,341	U.S.$	261,935	U.S.$	72,944	U.S.$	65,330	U.S.$	-	U.S.$	-	(U.S.$	175,380)	U.S.$	-	U.S.$	650,637	(U.S.$	11,062,211)	(U.S.$	8,278,472)	U.S.$	1,985,879

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of Mexican pesos (Note 3(x)))

	2008		2008
	(Unaudited)

Operating activities:
Net income before taxes and duties	U.S.$	39,613,455	Ps. 536,298,843
Items with no effect on cash:
Net periodic cost of employee benefits		8,320,371	112,643,677
Activities related to investing activities:
Depreciation and amortization		6,636,025	89,840,495
Impairment of properties, plant and equipment		7,918	107,203
Profit sharing in non-consolidated subsidiaries and affiliates		145,160	1,965,213
Activities related to financing activities:
Deferred income taxes		(20,237)	(273,980)
Foreign exchange fluctuations		6,919,044	93,672,090
Interest income		(206,864)	(2,800,590)

		61,414,872	831,452,951

Funds generated (used) in operating activities:
Financial instruments		(321,085)	(4,346,951)
Accounts and notes receivable		(679,953)	(9,205,412)
Inventories		2,043,946	27,671,560
Other assets		(997,485)	(13,504,232)
Suppliers		17,981	243,426
Accounts payable and accrued expenses		(308166)	(4,172,038)
Taxes payable		(57,488,468)	(778,296,131)
Reserve for sundry creditors and others		362,674	4,909,986
Contributions and payments for employee benefits		(1,624,505)	(21,993,032)
Deferred income taxes		66,630	902,061

Net cash flow from operating activities		2,486,441	33,662,188

Investing activities:
Acquisition of fixed assets		(10,421,622)	(141,091,050)
Investments in non-consolidated subsidiaries and affiliates		41,030	555,482
Disposal of fixed assets		23,429	317,194

Net cash flows from investing activities		(10,357,163)	(140,218,374)

Cash flow to be obtained from financing activities		(7,870,722)	(106,556,186)

Financing activities:
Increase in equity from the Mexican Government		2,619,048	35,457,462
Proceeds from new debt		10,853,179	146,933,588
Debt payments, principal only		(9,795,004)	(132,607,709)

Net cash flows from financing activities		3,677,223	49,783,341

Net decrease in cash and cash equivalents		(4,193,499)	(56,772,845)
Cash and cash equivalents at the beginning of the year		12,630,629	170,997,240

Cash and cash equivalents at the end of the year	U.S. $	8,437,130	Ps. 114,224,395

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(In thousands of Mexican pesos (Note 3(x)))

	2007		2006

Operating activities:
Net (loss) income for the year	(Ps.	18,307,569)	Ps.	46,953,205
Charges to operations not requiring the use of funds:
Depreciation and amortization		72,591,718		65,672,189
Reserve for employee benefits cost		85,306,866		74,493,349
Profit sharing in non-consolidated subsidiaries and affiliates		5,545,054		10,073,577
Deferred taxes		1,927,847		904,161
Impairment of fixed assets		-		703,247

		147,063,916		198,799,728
Funds generated (used) in operating activities:
Accounts, notes receivable and other		(14,347,438)		(37,177,837)
Inventories		(12,554,059)		(2,678,038)
Intangible asset derived from the actuarial computation of employee benefits		-		23,316,114
Other assets		1,373,515		(576,898)
Suppliers		(1,964,639)		3,676,529
Accounts payable and accrued expenses		3,974,633		3,382,644
Taxes payable		101,586,711		(26,857,283)
Reserve for sundry creditors and others		(45,820)		3,744,807
Derivative financial instruments		(8,120,165)		(2,541,921)

Funds provided by operating activities		216,966,654		163,087,845

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government		(263,329)		(16,392,606)
(Decrease) Increase in Debt—Net		(89,836,920)		10,202,873
Increase in equity of Subsidiary Entities		11,160,824		48,727,913
Retirement, seniority premiums and other post-retirement benefits payments		(27,717,270)		(17,042,349)

Funds (used in) provided by financing activities		(106,656,695)		25,495,831

Investing activities:
Investment in shares		(5,847,462)		(14,153,450)
Increase in fixed assets—Net		(129,241,714)		(109,103,789)

Funds used in investing activities		(135,089,176)		(123,257,239)

Net (decrease) increase in cash and cash equivalents		(24,779,217)		65,326,437
Cash and cash equivalents at beginning of the year		195,776,457		130,450,020

Cash and cash equivalents at end of the year	Ps.	170,997,240	Ps.	195,776,457

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

These financial statements have been translated from the Spanish language for the convenience of the reader.

NOTE 1—	APPROVAL:

On April 17, 2009, the attached consolidated financial statements and its notes were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the “Board”) in a meeting scheduled for April 29, 2009, where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Securities Market Law, of Article 33 Fraction I, paragraph a section 3 and of Article 78 of the general provisions applicable to Mexican securities issuers and other participants of the securities market.

NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United States of Mexico (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), effective on November 30, 1958, and as amended effective on December 31, 1977, May 12, 1995, November 14, 1996, January 13, 2006, June 27, 2006 and November 29, 2008 and the Ley de Petróleos Mexicanos (the “Law of Petróleos Mexicanos”), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations.

In November 2008, new laws and modifications to current laws were published that together establish a new legal framework for Petróleos Mexicanos. This new legal framework, among other aspects, includes changes in the structure of the Board of Directors of Petróleos Mexicanos, the development of specific procedures for contracting for substantive activities of a productive character, increased flexibility to invest resources generated through surplus income, a differentiated fiscal regime that considers the complexities of Petróleos Mexicanos’ crude oil and natural gas fields and the ability to issue “Citizen Bonds.”

Petróleos Mexicanos has the objective of carrying out the exploration, exploitation and other activities mentioned above, as well as conducting the central planning and strategic management of Mexico’s petroleum industry, in accordance with the Law of Petróleos Mexicanos.

For purposes of these consolidated financial statements, capitalized words have the meanings attributed to them herein, in the Regulatory Law or in the Law of Petróleos Mexicanos.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Law of Petróleos Mexicanos establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Federal Government issues the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

corresponding decrees of reorganization based on a proposal by the Board of Directors of Petróleos Mexicanos.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción (“Pemex-Exploration and Production”);
Pemex-Refinación (“Pemex-Refining”);
Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and
Pemex-Petroquímica (“Pemex-Petrochemicals”).

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.

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

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and commercializes such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV.	Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At the time of their initial formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities’ initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, “Subsidiary Companies” are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the “Master Trust”), a Delaware statutory trust, (c) Fideicomiso

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Irrevocable de Administración No. F/163 (“Fideicomiso F/163”), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos (“RepCon Lux”) and (e) Pemex Finance, Ltd.

“Non-consolidated subsidiary companies,” as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as “PEMEX.”

NOTE 3—	SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and of the assets and liabilities related to employee benefits. Actual results could differ from those estimates.

References in these financial statements and related notes to “pesos” or “Ps.” refer to Mexican pesos, “dollars” or “U.S.$” refers to dollars of the United States of America and “yen” or “¥” refers to Japanese yen.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

a.	Effects of inflation on the financial information

Until December 31, 2007, PEMEX recognizes the effects of inflation on its financial information in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards, or “Mexican FRS” or “NIF’s”) B-10 “Effects of Inflation” (“FRS B-10”), as issued by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or “SHCP”) and by the General Comptroller’s Office (“SFP”).

These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2008, the recognition in the financial statements of the effects of inflation was suspended because the accumulated inflation over the last three years was less than 26%, and therefore, the economic environment did not qualify as “inflationary,” (see Note 3(o) and (x)).

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary” and Petróleos Mexicanos would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The indexes used for the recognition of inflation were as follows:

	Inflation
December 31,	NCPI	For the year	Accumulated

2008	133.7610	6.52%	15.01%
2007	125.5640	3.76%	11.56%
2006	121.0150	4.05%	7.61%
2005	116.3010	3.33%	3.33%

b.	Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Master Trust; Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

Until December 31, 2007, in accordance with Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations,” the financial statements of foreign Subsidiary Companies classified as integrated foreign operations were translated into Mexican pesos on the following basis: (a) assets and liabilities, at the exchange rate in effect at the end of the period; (b) income and expense items, at the average exchange rate for each month in the year; and (c) the translation effect was recorded in equity. Until December 31, 2007, foreign currency transactions and translation of financial statements of foreign operations were restated based on the rate derived from the NCPI.

FRS B-15 “Translation of foreign currencies” became effective on January 1, 2008 (see Note 3(x)), and establishes the following rules for translation:

When the functional currency of a foreign operation is different from its recording currency, translation is accounted for as follows:

a)	Monetary items, at the exchange rate in effect at the end of the period.

b)	Non-monetary items and equity, at the historical exchange rate.

c)	Non-monetary items recorded at their fair value, at the historical exchange rate effective when their fair value was determined.

d)	Income, costs and expenses items, at the average exchange rate for the period.

e)	Effects of exchange caused by the translation from recording currency to functional currency are recognized as income or expense in the statement of operations of the foreign operation for the period in which they were incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

When the reporting currency of a foreign operation is different from its functional currency, translation is as follows:

a)	Assets and liabilities at the exchange rate at the end of the period, and equity at the historical exchange rate.

b)	Income, costs and expenses, at the average exchange rate.

c)	The effect of translation is recognized as part of comprehensive income or loss in equity, in an item called “accumulated translation effect.”

d)	At the time of consolidating or using the equity method, any variation between the equity of the foreign operation and the recognized investment in the foreign operation must be recorded in comprehensive result as accumulated translation effect, within equity included in the consolidated financial statements.

Investments in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at acquisition cost and, based upon their relative importance to the total assets and income of PEMEX, are not consolidated nor accounted for under the equity method.

c.	Long-term productive infrastructure projects

Until December 31, 2008, PEMEX’s investment in long-term productive infrastructure projects (“PIDIREGAS”) and related liabilities were initially recorded in accordance with Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal (Specific Standards for Governmental Financial Information of the State-owned Sector, or “NEIFGSP”) 009 (“NEIFGSP 009”), applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements and all effects of NEIFGSP 009-B were therefore eliminated.

On November 13, 2008, amendments to the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) were published in the Diario Oficial de la Federación (Official Gazette of the Federation), eliminating the PIDIREGAS concept in relation to Petróleos Mexicanos and the Subsidiary Entities.

The main objective of the Master Trust and Fideicomiso F/163 has been to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose. As a result of the amendments to the Federal Law of Budget and Fiscal Accountability described above, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust.

d.	Exploration and drilling costs and specific oil-field exploration and depletion reserve

PEMEX uses the successful efforts method of accounting for oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

(ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e.	Reserve for abandonment cost of wells

The reserve for abandonment cost of wells (plugging and dismantling), as of December 31, 2008 and 2007 was Ps. 18,775,600 and Ps. 17,148,400, respectively, and is included in long-term liabilities (see Note 3(i)).

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

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the cost of refined and other products, and deducting the value of inventories at the end of the year. Until December 31, 2007, the resulting amount was adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h.	Investment in shares of non-consolidated subsidiary companies affiliates companies

Certain non-material non-consolidated subsidiary companies are accounted for under the equity method (see Note 2).

Investments in shares in which PEMEX holds 50% or less of the issuer’s capital stock are recorded at cost and, until December 31, 2007, were adjusted for inflation using factors derived from the NCPI.

i.	Properties, plant and equipment

Properties, plant and equipment are recorded at acquisition cost and, until December 31, 2007, were adjusted using factors derived from the NCPI.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The depreciation rates used by PEMEX are as follows:

	%	Years

Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production (“UOP”) method. The amount to be recognized as amortization expense is calculated based upon the number of barrels of crude oil equivalent extracted from each specific field as compared to the field’s total proved developed reserves.

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time, the liabilities will be increased by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3(j) and 9).

j.	Impairment of the value of long-lived assets

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. During 2008, PEMEX recorded impairments of Ps. 807,050 and reversals of impairment of Ps. 699,847. At December 31, 2008, PEMEX recorded a net effect of impairment charge related to long-lived assets of Ps. 107,202, which was recorded in the statement of operations. During 2007, no impairment charge was recognized by PEMEX.

k.	Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities. In certain cases; such amounts are recorded at their present value.

l.	Employee Benefits

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 “Employee Benefits,” issued by the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or “CINIF”) which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

•	Retirement benefits:

i.	Initial transition liability and salary increases due to promotions, in a maximum of five years.

ii.	Plan amendments and actuarial gains and losses for the period, in the employees’ average remaining labor life.

•	Termination benefits:

i.	Initial transition liability and plan amendments, in a maximum of five years.

ii.	Salary increases due to promotions, in a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

As of December 31, 2008, the employees’ average remaining labor life of the employees entitled to benefits in the plan was approximately 10 years. PEMEX incorporates the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

m.	Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 “Derivative Financial Instruments and Hedging Operations” (“Bulletin C-10”) issued by the Mexican Institute of Public Accountants, which provides expanded guidance for the recognition, valuation, recording, disclosure and bifurcation from a host agreement that are applicable to derivative financial instruments for negotiation purposes, to those designated as hedges and to the embedded derivatives (see Note 11).

As of December 31, 2008 and 2007, derivative financial instruments shown in the consolidated balance sheets are recorded at their fair value in accordance with the provisions of Bulletin C-10 (see Note 11). In the case of derivative financial instruments that are treated for accounting purposes as non-hedges, the changes in their fair value affect the comprehensive financing result. In the case of derivative financial instruments that are designated as hedges, they are recorded using hedge accounting, for fair value hedges or for cash flow hedges, as is established in Bulletin C-10.

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

o.	Restatement of equity, other contributions and retained earnings

Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made and accumulated losses were generated to the 2007 year end. As discussed above, as of December 31, 2007 the economic environment became non-inflationary, as defined by FRS B-10.

p.	Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

q.	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (“Income Tax Law”) or the Ley del Impuesto Empresarial a Tasa Única (“Flat Rate Business Tax”) (see Note 18).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

r.	Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

s.	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

t.	Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated translation effect. It includes the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of the employee benefits provision and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and, until December 31, 2007, comprehensive result included the effects of inflation restatement of equity on the basis of NCPI factors (see Note 13).

u.	Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and, until December 31, 2007, the gain or loss attributable to the effects of inflation on monetary assets and liabilities, minus any portion of the comprehensive financing result capitalized during the period.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in the statement of operations for the year.

The monetary effect presented until December 31, 2007 was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

v.	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

w.	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities (see Note 18).

x.	Accounting changes

The CINIF issued the following FRS effective for years beginning after December 31, 2007.

•	FRS B-10 “Effects of inflation” – FRS B-10 superseded the previous Bulletin B-10 “Recognition of the effects of inflation on the financial information” and its five amendments, as well as the related circulars and Interpretation of Financial Reporting Standards (“INIF”) No. 2. The principal guidelines established by this FRS include:

(i)	Recognition of the effects of inflation. An entity operates in either a) an “inflationary” economic environment, when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; or b) a “non-inflationary” economic environment, when inflation over the aforementioned period is less than 26%.

In case a), as under the superseded previous Bulletin B-10, the comprehensive recognition of the effects of inflation is required. In case b), the effects of inflation are not recognized. However, as of the effective date of this FRS and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in PEMEX’s case, the 2007 year), must be retained and reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders’ equity. Should the entity in the future be once again operating in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods when the environment was non-inflationary must be recognized retroactively.

(ii)	Price index. The change in the NCPI or in the value of the Investment Unit (“UDI”) may be used for determining the inflation for a given period.

(iii)	Valuation of inventories and of foreign machinery and equipment. The use of replacement costs for inventories and of specific indexation for foreign machinery and equipment are no longer allowed.

(iv)	Equity adjustment for non-monetary assets. As of the effective date of this FRS, the unrealized portion of the equity adjustment for non-monetary assets maintained in equity should be identified in order to be reclassified to earnings for the year when the originating item is realized. The realized portion, or when it is not feasible to identify the unrealized portion then both the realized and unrealized portions, should be reclassified to retained earnings.

(v)	Monetary position gains or losses. Such gains or losses (included under deficit or surplus in the restatement of equity) were reclassified to retained earnings as of the effective date of this FRS.

As a consequence of the adoption of this FRS, as of January 1, 2008, equity items were reclassified as shown in the statement of changes in equity.

In these consolidated financial statements, amounts pertaining to the years ended December 31, 2007 and 2006 are presented in constant pesos at December 31, 2007, the date on which the comprehensive method for recognizing the effects of inflation was last used.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

•	FRS D-3 “Employee benefits” – FRS D-3 superseded the previous Bulletin D-3 “Labor Obligations” and the portions of Bulletin D-4 and INIF 4 that are applicable to Employee Statutory Profit Sharing (“ESPS”). The principal guidelines established by this FRS are:

(i)	A change in the rates for the financial assumptions to be used in actuarial valuations from real rates to nominal rates

(ii)	The incorporation of the term “salary increases due to promotions” with effect in liability and in cost.

(iii)	A maximum five-year period for amortizing unrecognized/unamortized items and, in the context of retirement benefits, for amortizing salary increases due to promotions.

(iv)	Unlike termination benefits, post-employment benefits and actuarial gains or losses may be immediately recognized in the results of operations or amortized over the employees’ average remaining labor life or a maximum of five years.

(v)	Elimination of the recognition of an additional liability, the related intangible asset and the effect on equity from labor obligations.

As a result of the adoption of this FRS, we eliminated in 2008 an intangible asset of Ps. 72,008,835 and additional minimum pension liability of Ps. 123,768,374 previously reflected in the balance sheet, as well as an effect on equity from labor obligations of Ps. 51,759,539 previously presented in equity.

•	FRS D-4 “Taxes on income” – FRS D-4 superseded the previous Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and Circulars 53 and 54. The principal guidelines established by this FRS are:

(i)	Reclassification, on January 1, 2008, of the balance of the cumulative income tax effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings unless identified with any other comprehensive item pending reclassification.

(ii)	Transfer of the accounting treatment of ESPS (current and deferred) to FRS D-3, as outlined above.

As a result of the recognition of this FRS, the deferred income tax effect of Ps. 3,596 was reclassified to the comprehensive result within equity.

•	FRS B-2 “Statement of cash flows” – FRS B-2 superseded Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are:

(i)	Replacement in the financial statements of the statement of changes in financial position with the statement of cash flows for all periods, except those for periods prior to 2008, presented comparatively with those of the current period.

(ii)	Reporting of cash inflows and cash outflows in nominal currency units, i.e., not including the effects of inflation.

(iii)	Establishment of two alternative preparation methods (direct and indirect), without stating a preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally cash flows from financing activities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

(iv)	Reporting of captions of principal items as gross, with certain exceptions, and required disclosure of the composition of items considered cash equivalents.

Accordingly, PEMEX has prepared a statement of changes in financial position for 2007 and a statement of cash flows for 2008 under the indirect method.

•	FRS B-15 “Translation of foreign currencies” – FRS B-15 supersedes the previous Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations.” The principal guidelines established by this FRS are:

(i)	Substitution of the integrated foreign operation and foreign entity concepts for determining recording, functional and reporting currencies, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on a holding company.

(ii)	Inclusion of translation procedures for those cases where the recording and reporting currencies differ from the functional currency, providing the option not to conduct such translation to companies not subject to consolidation or valuation based on the equity method.

(iii)	The requirement that the accounting changes produced by the initial application of this standard be recognized prospectively; i.e., in a non-inflationary economic environment, without modifying the translation already recognized in the consolidated financial statements of prior periods.

The effect on the consolidated financial statements of the adoption of this FRS is a credit to equity of Ps. 2,809,574, as part of foreign operations translation effect, and a loss in the statement of operations of Ps. 2,847,846.

y.	Reclassifications

PEMEX’s consolidated financial statements as of December 31, 2007 and 2006 have been reclassified in certain accounts with the purpose of making them comparable with the consolidated financial statements as of December 31, 2008.

z.	Convenience translation

The U.S. dollar amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and statement of cash flow have been included solely for the convenience of the reader and are unaudited. Such amounts are translated from pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2008 of 13.5383 pesos per one U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

NOTE 4—	FOREIGN CURRENCY EXPOSURE:

As of December 31, 2008 and 2007, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency
	(Thousands)
			Net liability	Year-end
	Assets	Liabilities	position	exchange rate	Amounts in pesos

2008:(1)
U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	(Ps.	271,646,192)
Japanese yen	3,029,369	(246,581,546)	(243,552,177)	0.1501		(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304		(7,831,319)
Euros	23,055	(3,244,916)	(3,221,861)	19.1432		(61,676,729)
Swedish crowns	-	(12,931)	(12,931)	1.7413		(22,517)
Canadian dollars	79	-	79	11.0463		873

Total liability position, before foreign currency hedging					(Ps.	377,733,066)

	Amounts in foreign currency
	(Thousands)
			Net liability	Year-end
	Assets	Liabilities	position	Exchange rate	Amounts in pesos(2)

2007:(1)
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	(Ps.	142,714,682)
Japanese yen	-	(142,217,370)	(142,217,370)	0.0973		(13,837,750)
Pounds sterling	230	(402,411)	(402,181)	21.6074		(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.8766		(94,034,355)
Swiss francs	-	(260)	(260)	9.5957		(2,495)
Danish kroner	-	(250)	(250)	2.0075		(502)

Total liability position, before foreign currency hedging					(Ps.	259,279,870)

(1)	As of December 31, 2008 and 2007, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.

NOTE 5—	CASH AND CASH EQUIVALENTS:

As of December 31, cash and cash equivalents were as follows:

	2008		2007

Cash on hand and in banks	Ps.	60,704,660	Ps.	64,578,352
Marketable securities		53,519,735		106,418,888

	Ps.	114,224,395	Ps.	170,997,240

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

NOTE 6—	ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, accounts, notes receivable and other receivables were as follows:

	2008		2007

Domestic customers	Ps.	37,036,622	Ps.	40,506,098
Export customers		5,881,394		25,430,178
Negative IEPS Tax pending to be credited (Note 18)		6,816,821		32,943,613
Advance payments to Mexican Government of minimum guaranteed dividends (Note 14)		-		4,270,225
Specific funds (Note 14)		44,656,862		11,858,575
Employees and officers		4,067,658		3,648,372
Tax credits		41,206,169		4,035,632
Other accounts receivable		24,382,512		30,308,784

		164,048,038		153,001,477
Less allowance for doubtful accounts		(1,738,099)		(1,490,934)

	Ps.	162,309,939	Ps.	151,510,543

NOTE 7—	INVENTORIES:

As of December 31, inventories were as follows:

	2008		2007

Crude oil, refined products, derivatives and petrochemical products	Ps.	60,366,216	Ps.	87,971,050
Materials and supplies in stock		6,765,361		6,370,017
Materials and products in transit		136,458		148,376

		67,268,035		94,489,443
Less allowance for slow-moving and obsolete inventory		(1,796,458)		(1,346,307)

	Ps.	65,471,577	Ps.	93,143,136

NOTE 8—INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:

The investments in shares of non-consolidated subsidiaries, affiliates and others were as follows:

	Percentage of	Carrying value as of
	Investment	December 31,
Subsidiaries and affiliates shares:	2008 / 2007	2008		2007

Repsol YPF, S.A.(1)	0.00 / 5.00%	Ps.	-	Ps.	23,146,258
Deer Park Refining Limited(2)	50.00 / 50.00%		7,547,905		7,113,824
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00 / 100.00%		1,312,439		1,122,215
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.	49.00 / 49.00%		5,147		5,147
Other—Net	Various		2,311,693		1,675,910

Total investments		Ps.	11,177,184	Ps.	33,063,354

	For the year ended December 31,
Profit sharing in subsidiaries and affiliates:	2008		2007		2006

Repsol YPF, S.A.(1)	(Ps.	3,780,783)	Ps.	588,729	Ps.	3,621,872
Deer Park Refining Limited(2)		1,748,582		4,944,329		6,419,178
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		66,988		11,996		32,527

Total profit sharing	(Ps.	1,965,213)	Ps.	5,545,054	Ps.	10,073,577

(1)	As of December 31, 2007, the investment in Repsol YPF, S.A. (“Repsol”) consisted of 59,884,453 shares. On September 24, 2008, RepCon Lux announced the early redemption of its bonds exchangeable for Repsol’s shares. The settlement was realized and carried out in its entirety on October 24, 2008. The majority of the holders chose to exchange their bonds for shares prior to the date of the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

settlement. In order to address this liability yet retain the economic and voting rights of 58,679,800 Repsol shares, or approximately 4.81% of Repsol’s share capital, PEMEX entered into four equity swaps with financial institutions, monetizing the value of 58,679,799 shares. PEMEX thereby retained the economic and voting rights discussed above, utilizing the proceeds of the swaps to liquidate the exchangeable bonds; PEMEX holds the remaining Repsol shares through PMI-SES.

Because substantially all of the investors elected to exchange their bonds into Repsol shares prior to the redemption date, the intrinsic value of the bonds at the time of the redemption proved substantially equivalent to the value of the Repsol shares.

(2)	PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2008, 2007 and 2006, PEMEX recorded Ps. 1,748,582, Ps. 4,944,329 and Ps. 6,419,178 of profits, respectively, related to its equity in the results of the joint venture, which has been recorded under “profit sharing in non-consolidated subsidiaries, affiliates and others” in the statement of operations. In 2006, PEMEX paid the joint venture Ps. 11,078,973 for the processing of crude oil. As of December 31, 2006, the contract between PMI NASA and Pemex-Refining was concluded and it was not renewed.

NOTE 9—	PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, the components of properties, plant and equipment were as follows:

	2008		2007

Plants	Ps.	399,769,820	Ps.	379,268,733
Pipelines		296,436,602		296,304,941
Wells		568,274,197		466,157,259
Drilling equipment		23,370,046		22,226,019
Buildings		51,611,161		47,681,968
Offshore platforms		169,308,888		160,543,843
Furniture and equipment		37,387,996		36,440,294
Transportation equipment		17,771,354		14,146,501

		1,563,930,064		1,422,769,558
Less:

Accumulated depreciation and amortization		(843,858,575)		(760,177,709)

Net value		720,071,489		662,591,849
Land		39,144,853		39,842,669
Construction in progress		85,148,023		90,720,481
Fixed assets to be disposed of		697,640		690,454

Total	Ps.	845,062,005	Ps.	793,845,453

a.	Starting in 2007, as part of the adoption of FRS D-6 “Capitalization of Comprehensive Financing Result,” PEMEX capitalized interest costs, foreign exchange effect, monetary position result (“REPOMO”) and another costs of obtaining financing related to qualified fixed assets. This has directly affected its cost of investment during the acquisition period, in the amounts of Ps. 1,057,440 and Ps. 5,350,849 in 2008 and 2007, respectively.

b.	Total depreciation of fixed assets and amortization of wells for the years ended December 31, 2008, 2007 and 2006 were Ps. 89,840,495, Ps. 72,591,718 and Ps. 65,672,189, respectively, which includes amortization costs related to dismantlement and abandonment of wells for the years ended December 31, 2008, 2007 and 2006 of Ps. 2,144,911, Ps. 2,554,062 and Ps. 508,361, respectively.

c.	As of December 31, 2008 and 2007, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 18,775,600 and Ps. 17,148,400, respectively.

d.	As of December 31, 2008, PEMEX recognized impairment of the Pajaritos petrochemical complex in the amount of Ps. 807,050, based on low market demand and projections showing a negative estimated margin of contribution. PEMEX reversed impairment charges related to the Cosoleacaque petrochemical complex in the amount of Ps. 699,847, due to the recovery of the market for that complex’s main product. Considering the above, as of December 31, 2008 the net impairment of long-

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

term assets under FRS C-15 was Ps. 107,203, which was recorded in the statement of operations. During 2007, no impairment was recorded. For the 2006 period, impairment of Ps. 703,247 was recorded. As of December 31, 2008 and 2007, PEMEX recognized cumulative impairment charges in the value of long-lived assets amounting to Ps. 14,485,951 and Ps. 14,593,955, respectively.

NOTE 10—	DEBT:

Under the Ley General de Deuda Pública (“General Law of Public Debt”), the SHCP authorizes Mexican Government entities, in this case Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must observed in each case.

In 2008, the significant financing activities of Petróleos Mexicanos were as follows:

a.	On February 29, 2008, Petróleos Mexicanos drew down U.S. $1,000,000 from a syndicated revolving credit line of U.S. $2,500,000, which it entered into on September 7, 2007. This credit line can be used by either Petróleos Mexicanos or the Master Trust. All drawdowns by the Master Trust are guaranteed by Petróleos Mexicanos, and drawdowns by either borrower are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 10,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate, plus 12 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 4,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate, maturing on June 20, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 3,500,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate plus 7.5 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

During 2008, the Master Trust undertook the following significant financing activities:

a.	The Master Trust obtained U.S. $1,471,126 from credit lines guaranteed by export credit agencies for PIDIREGAS financial projects.

b.	On June 2, 2008, the Master Trust obtained from a financial institution a credit in Japanese yen equivalent to U.S. $400,000, distributed in two tranches, with maturities of three and six years respectively, both bearing interest at the three-month LIBOR rate. This credit is guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c.	On June 4, 2008, the Master Trust issued notes in the amount of U.S. $1,500,000, of which U.S. $1,000,000 consisted of notes due in 2018 with an interest rate of 5.75% and U.S. $500,000 consisted of bonds due in 2038 with an interest rate of 6.625%. The issuance of the 5.75% notes was a reopening of the Master Trust’s October 22, 2007 note issuance. These notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

d.	On September 29, 2008, the Master Trust issued ¥64,000,000 of its Floating Rate Bonds due 2020, which are insured by Nippon Export and Investment Insurance and guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

  In 2007, the significant financing activities of Petróleos Mexicanos were as follows:

a.	Petróleos Mexicanos obtained U.S. $7,310 under lines of credit granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2012.

  During 2007, the Master Trust undertook the following financing activities:

a.	The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,002,629.

b.	During the second quarter of 2007, the Master Trust repurchased, in the open market, a certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027. The total principal amount repurchased in this program was equal to U.S. $1,139,696. These securities were cancelled after their repurchase.

c.	On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility in the amount of U.S. $2,500,000. This credit line was signed on September 7, 2007; it may be used either by Petróleos Mexicanos or the Master Trust; the credit line consists of two tranches, A and B, with terms of three and five years, respectively and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; and matures in 2010 and 2012, respectively; and each of the tranches may be extended twice, by one year. This credit line replaces the previously syndicated revolving credit lines, each in the amount of U.S. $1,250,000.

d.	On October 22, 2007, the Master Trust issued notes in the amount of U.S. $2,000,000, of which U.S. $1,500,000 consisted of notes with an interest rate of 5.75% due in 2018 and U.S. $500,000 consisted of bonds with an interest rate of 6.625% due in 2035. This issuance of bonds due in 2035 was the second reopening of an issuance that took place on June 8, 2005.

e.	During the fourth quarter of 2007, the Master Trust repurchased through a tender offer U.S. $5,763,333 of its own debt securities maturing between 2008 and 2027, as well as a certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.

Various credit facilities require compliance with various operating covenants that, among other things, place restrictions on the following types of transactions:

•	The sale of substantial assets essential for the continued operations of the business;

•	Liens against its assets; and

•	Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

As of December 31, 2008 and 2007, PEMEX was in compliance with the operating covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

As of December 31, 2008 and 2007, long-term debt was as follows:

						December 31, 2007
			December 31, 2008					Foreign
			Pesos		Foreign currency	Pesos		currency
	Rate of Interest(2)	Maturity	(thousands)		(thousands)	(thousands)		(thousands)

U.S. dollars:
Bonds	Fixed from 5.75% to 9.5% and LIBOR plus 0.6% to 1.8%	Various to 2038	Ps.	177,500,544	13,110,992	Ps.	163,225,526	12,119,761
Financing assigned to PIDIREGAS	Fixed from 3.23% to 6.64% and LIBOR flat to LIBOR plus 2.25%	Various to 2018		96,409,801	7,121,263		72,163,251	6,641,075
Purchasing loans and project financing	LIBOR plus 0.0625% to 2.0%	Various to 2014		1,600,774	118,240		2,108,662	194,057
Credit lines	LIBOR plus 0.20% and 0.25%	Various to 2012		20,307,450	1,500,000		27,165,500	2,500,000
External trade loans	LIBOR plus 0.325% to 0.475%	Various to 2013		57,537,775	4,250,000		46,181,350	4,250,000
Bank loans	Fixed from 5.44% and LIBOR plus 1.9%	Various to 2018		9,169,191	677,278		5,107,114	470,000
Financial leases	Fixed 1.99%	2019		5,892,346	435,235

Total financing in U.S. dollars				368,417,881	27,213,008		315,951,403	26,174,893

Euros:
Bonds	Fixed from 5.5% to 6.625%	Various to 2025		59,343,920	3,100,000		50,857,376	3,203,291
Unsecured loans, banks and project financing	Fixed from 2%	2016		5,671	296		5,544	349

Total financing in Euros				59,349,591	3,100,296		50,862,920	3,203,640

Japanese yen:
Direct loans	Fixed from 4.2% and LIBOR yen plus 0.5% to 0.71%	2014		6,650,233	44,305,348		468,081	4,810,695
Bonds	Fixed from 3.5% and LIBOR yen plus 0.75%	2023		14,113,049	94,000,000		2,919,000	30,000,000
Project financing	Fixed from 1% to 2.9%	Various to 2017		13,983,565	93,137,574		10,871,232	111,729,003

Total financing in yen				34,746,847	231,442,922		14,258,313	146,539,698

Pounds sterling:
Bonds	Fixed 7.5%	2013		7,812,160	400,000		8,642,960	400,000

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

						December 31, 2007
			December 31, 2008					Foreign
			Pesos		Foreign currency	Pesos		currency
	Rate of Interest(2)	Maturity	(thousands)		(thousands)	(thousands)		(thousands)

Pesos:
Certificados bursátiles (debt securities)	TIIE less 0.07%, Cetes plus 0.35% to 0.65% and Fixed from 8.38% to 9.91%	Various to 2019		82,699,763	-		81,918,416	-
Syndicated bank loans	TIIE plus 0.35% and Fixed from 8.4%	2008		-	-		3,500,000	-
Project financing and syndicated bank loans	Fixed from 11% and TIIE plus 0.4% to 0.48%	Various to 2012		11,444,444			12,333,333	-

Total financing in pesos				94,144,207	-		97,751,749	-

Total principal in pesos(1)				564,470,686	-		487,467,345	-
Plus: Accrued interest				7,073,181	-		58,565	-
Notes payable to contractors				15,166,637	-		13,352,690	-

Total principal and interest				586,710,504	-		500,878,600	-

Less: Short-term maturities				91,198,944	-		71,499,353	-
Current portion of notes payable to contractors				24,935	-		4,550,775	-

Total short-term debt				91,223,879	-		76,050,128	-

Long-term debt			Ps.	495,486,625	-	Ps.	424,828,472	-

	2009		2010		2011		2012		2013		2014 and thereafter		Total
Maturity of the principal outstanding for each of the years ending December 31,	Ps.	91,223,879	Ps.	103,319,009	Ps.	57,837,591	Ps.	60,688,706	Ps.	64,999,627	Ps.	208,641,692	Ps.	586,710,504

Notes to table:

(1)	Includes financing from foreign banks of Ps. 472,130,204 and Ps. 355,682,481 as of December 31, 2008 and 2007, respectively.
(2)	As of December 31, 2008 and 2007 the rates were as follows: LIBOR, 1.75% and 4.59625%, respectively; the Prime rate in Japanese yen, 1.675% and 1.875%, respectively; the Cetes rate, 8.15% for 182 days and 7.62% for 91 days and 7.20% for 182 days and 7.71% for 91 days, respectively; TIIE, 8.7018% and 7.37%, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The total amounts of notes payable to contractors as of December 31, 2008 and December 31, 2007 are as follows:

	2008		2007

Total notes payable to contractors(1)(2)(3)(4)	Ps.	15,166,637	Ps.	13,352,690
Less: Current portion of notes payable to contractors		24,935		4,550,775

Notes payable to contractors (long-term)	Ps.	15,141,702	Ps.	8,801,915

(1)	On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the Ing. Héctor R. Lara Sosa refinery in Cadereyta, N.L. The original amount of the financed public works contract was U.S. $1,618,352, plus a financing cost of U.S. $805,648, due in twenty semi-annual payments of U.S. $121,200. The original amount of the unit-price public works contract was U.S. $80,000, including a financing cost of U.S. $47,600 payable monthly based on the percentage of completion. As of December 31, 2008 and 2007, the outstanding balances of the respective contracts were Ps. 4,561,189 and Ps. 5,854,295, respectively.

(2)	On June 25, 1997, PEMEX entered into a 10-year service agreement with a contractor for a daily fee of U.S. $82.50 for the storage and loading of stabilized petroleum by means of a floating system (“FSO”). As of December 31, 2007, the outstanding balance was Ps. 242,888. The remaining amount was paid in full during 2008.

(3)	PEMEX has Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2008 and 2007, PEMEX had an outstanding payable amount of Ps. 5,930,523 and Ps. 3,228,735, respectively.

(4)	During 2007, a Floating Production Storage and Offloading (“FPSO”) vessel was purchased. The investment in the vessel totaled U.S. $723,575. As of December 31, 2008 and 2007, the outstanding balances were Ps. 4,674,925 (U.S. $345,311) and Ps. 4,026,772 (U.S. $370,579), respectively.

NOTE 11—	FINANCIAL INSTRUMENTS:

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

Within this framework, the General Risk Management Policies and Guidelines are proposed by the Risk Management Committee (the “Committee”) and approved by the Board of Directors.

Functions of the Committee include the authorization of the general strategies of risk management. The Committee is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI CIM.

Additionally, the Risk Management Deputy Director designs and proposes to the Committee institutional regulations and strategies for managing financial market risk.

(i) Counterparty risk or credit risk from the use of derivative financial instruments

PEMEX is exposed to credit risk (or repayment risk) when the market value of its derivative financial instruments is positive (that is, favorable for PEMEX) since it faces a repayment risk of the counterparty failing to fulfill its performance obligations. Conversely, when the fair value of these instruments is negative, the risk is borne by the counterparty.

In order to minimize this risk, PEMEX only enters into transactions with high credit quality counterparties based on credit ratings from rating agencies such as Standard & Poor’s and Moody’s.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Generally, PEMEX’s derivative transactions are executed on the basis of standard agreements and collateral for derivative financial transactions is neither provided nor received.

(ii) Interest rate risk management

PEMEX is exposed to risk in its cash flows due to fluctuations in the reference interest rates curves applicable to different currencies. Its predominant exposure is to LIBOR in U.S. dollars, because most of PEMEX’s debt is denominated in U.S. dollars or hedged to U.S. dollars through currency swaps tied to LIBOR. The use of derivative financial instruments allows PEMEX to obtain an acceptable mix of fixed and variable rates in its debt portfolio.

The derivative financial instruments used in PEMEX’s hedging transactions related to interest rate risk consist primarily of fixed-floating interest rate swaps. Under these instruments, PEMEX has the right to receive payments based on LIBOR or Mexican interest rates (“TIIE”) while making payments at a fixed rate.

(iii) Exchange rate risk management

Since a significant amount of PEMEX’s revenues is denominated in U.S. dollars, it generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than U.S. dollars in order to take advantage of existing financing conditions of these foreign currencies when they are considered favorable by the Management.

PEMEX has entered into currency swaps transactions as a hedging strategy against exchange rate fluctuations of debt issued in currencies other than U.S. dollars.

(iv) Commodity price risk management

Natural gas:

PEMEX offers derivative financial instruments to its customers as a value added service, providing them with various hedging contracts as an option for protecting against fluctuations in the price of PEMEX’s products. The risk that PEMEX incurs under these contracts is transferred to financial counterparties through its subsidiary, MGI Supply Ltd.

Crude oil:

Under its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During 2008 and 2007, PEMEX did not enter into any crude oil price hedging transactions.

(v) Investment portfolio risk

PEMEX is currently party to four asset swaps for a total of over 58,679,799 shares of Repsol denominated in U.S. dollars and with dates of maturity between January and April, 2011. As of December 31, 2008, the market value of Repsol shares was U.S. $21.10 per share.

(vi) Fair value of derivative financial instruments

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of the other party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

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

(vii) Embedded derivatives

As of December 31, 2008 and 2007, in accordance with Bulletin C-10, PEMEX recognized several agreements related to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

(viii) Operations with derivative financial instruments

PEMEX enters into derivative financial transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the Bulletin C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the comprehensive financing result.

PEMEX seeks to mitigate the impact of market risk in its financial statements, through the establishment of a liability structure consistent with its expected operating cash flows. As a result, PEMEX seeks to eliminate exchange rate risk of its debt issued in currencies other than pesos or U.S. dollars by entering into derivative financial instruments contracts.

The accounting rules applicable to derivative financial instruments establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges. As such, the changes in their fair value affect the comprehensive financing result.

As of December 31, 2008 and 2007, the fair value of PEMEX’s derivative instruments was (Ps. 2,429,936) and (Ps. 6,665,027), respectively. These amounts include the derivative instruments designated as cash flow hedges and their fair value of (Ps. 2,374,351) and (Ps. 977,664), respectively, which was recorded under other comprehensive loss.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The following table shows the fair values and the notional amounts of the over-the-counter derivative instruments outstanding as of December 31, 2008 and 2007, which are designated as cash flow hedges:

	2008				2007
	Notional Amount		Fair Value		Notional Amount		Fair Value

Interest rate swaps:
Pay fixed/receive variable	Ps.	11,529,112	(Ps.	1,170,824)	Ps.	14,211,489	(Ps.	1,267,432)

Cross-currency swaps:
Pay Mexican peso /receive UDI	Ps.	11,901,650	Ps.	572,670	Ps.	11,901,650	Ps.	221,101

Pay U.S. dollar/receive euros		22,026,814		842,046		-		-
Pay U.S. dollar/receive Japanese yen		20,700,783		3,616,388		-		-

Pay U.S. dollar/receive Pounds sterling		9,241,108		(1,901,494)		-		-

Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, when the hedged item’s cash flows affect earnings.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income must remain in this account and be reclassified into earnings at the same time as the hedged item’s cash flows affect earnings; however, from that date forward, the derivative instrument will no longer qualify for hedge accounting treatment. As of December 31, 2008, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.

As of December 31, 2008, 2007 and 2006, net income (loss) of Ps. 1,062,359, (Ps. 1,479,284) and (Ps. 727,707), respectively was reclassified from other comprehensive income into earnings. It is estimated that, in 2009, a net loss of Ps. 1,182,677 will be reclassified from other comprehensive income into earnings.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The following table shows the fair values and the notional amounts as of December 31, 2008 and 2007 of over-the-counter derivative instruments that were treated for accounting purposes as non-hedges:

	2008				2007
	Notional Amount		Fair Value		Notional Amount		Fair Value

Interest rate swaps:
Pay fixed /receive variable	Ps.	5,000,000	(Ps.	97,841)	Ps.	5,000,000	(Ps.	185,719)
Assets rate swaps:
Pay fixed /receive variable		19,679,112		(2,761,533)		-		-
Cross-currency swaps:
Pay U.S. dollar /receive euros		31,832,605		(1,721,125)		44,730,188		3,549,308
Pay U.S. dollar /receive Japanese yen		7,481,871		380,232		13,549,835		(355,956)
Pay U.S. dollar /receive Pounds sterling		-		-		7,417,159		1,120,775

Natural gas swaps:
Pay fixed / receive variable	Ps.	20,087,150	(Ps.	8,855,595)	Ps.	5,163,787	Ps.	202
Pay variable / receive fixed		20,007,263		9,009,270		5,185,476		16,882
Pay variable / receive variable						472		470

Natural gas options:
Put
Purchase			Ps.	706,173			Ps.	73,261
Sale				(706,370)				(74,064)
Call				-				-
Purchase				208,790				361,510
Sale				(208,625)				(361,300)

Note: The exchange rates as of December 31, 2008 and 2007 were Ps. 13.5383 and Ps. 10.8662 per U.S. dollar, respectively.

For the years ended December 31, 2008, 2007 and 2006, PEMEX recognized a net income (loss) of (Ps. 2,319,164), (Ps. 514,893) and Ps. 916,790, respectively, in the comprehensive financing result with respect to derivative financial instruments treated as non-hedges. Additionally, for the year ended December 31, 2007, PEMEX recognized a net loss of Ps. 702,173 in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges. For the year ended December 31, 2008, PEMEX did not recognize any impact in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

The estimated fair value of financial instruments other than derivatives for which it is practicable to estimate a value, as of December 31, 2008 and 2007, in nominal terms, was as follows:

	2008				2007
	Carrying value		Fair value		Carrying value		Fair value

Assets:
Cash and cash equivalents	Ps.	114,224,395	Ps.	114,224,395	Ps.	170,997,240	Ps.	170,997,240
Accounts receivable, notes and other		162,309,939		162,309,939		151,510,543		151,510,543
Derivative financial instruments		22,285,896		22,285,896		12,909,868		12,909,868

Liabilities:
Suppliers		35,381,771		35,381,771		35,138,344		35,138,344
Accounts and accumulated expenses payable		7,970,593		7,970,593		18,097,530		18,097,530
Taxes payable		16,672,511		16,672,511		146,593,355		146,593,355
Derivative financial instruments		24,715,832		24,715,832		13,584,495		13,584,495
Current portion of long-term debt		91,223,879		91,223,879		76,050,128		76,050,128
Long-term debt		495,486,625		475,496,718		424,828,472		442,731,344

The fair value of the financial instruments presented in the previous table appears for informational purposes only.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Because of their short maturities, the nominal value of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and current portion of long-term debt approximate their fair value.

The fair value of long-term debt is determined by reference to market quotes, and, where quotes are not available, is based on discounted cash flow analyses. Because assumptions significantly affect the derived fair value and are inherently subjective in nature, the estimated fair values may not necessarily be realized in a sale or settlement of the instrument.

NOTE 12—	EMPLOYEE BENEFITS:

a. Pensions, seniority premiums and other post-retirement benefits:

PEMEX has established employee non-contributory retirement plans, under which benefits are determined based on employees’ years of service and final salary at their retirement date. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries. PEMEX partially funds its employee benefits through a Mexican trust structure, the resources of which come from the seniority premium item of the Governmental Budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services and cash provided to retired personnel and their dependents for basic necessities.

b. Benefits for employment termination for causes other than restructuring:

Petróleos Mexicanos has established defined benefit plans to cover the payments that must be made when terminating employment, for causes other than restructuring, before the employee’s retirement age. These benefits are calculated based on years of service and the employee’s compensation at the time employment ends. The obligations and costs corresponding to these plans are recorded in accordance with actuarial valuations performed by independent actuaries.

The information corresponding to these employee benefits (see Note 3(l)) is presented for 2008 in accordance with FRS D-3 and for 2007 in accordance with the previous Bulletin D-3 “Labor Obligations” (see Note 3(l)).

Cash Flow:

Plan contributions and benefits paid were as follows:

	Retirement benefits
	2008		2007

Contribution to the pension plan assets	Ps.	17,948,524	Ps.	25,107,563
Payments charged to the plan assets		20,662,053		19,200,217

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2008 and 2007 were Ps. 4,039,137 and Ps. 2,609,707, respectively.

The cost, obligations and other elements of the pension plan, seniority premium plan and other post-retirement benefits plans for termination for causes other than restructuring, mentioned in Note 3(l) of these

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

financial statements, were determined based on calculations prepared by independent actuaries as of December 31, 2008 and 2007.

The components of net periodic cost for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Termination		Retirement
	benefits		benefits		Total		Total		Total
	2008		2008		2008		2007		2006

Net periodic cost:
Service cost	Ps.	1,782,851	Ps.	13,693,537	Ps.	15,476,388	Ps.	15,573,496	Ps.	13,389,101
Financial cost		1,691,923		52,042,518		53,734,441		49,042,461		43,133,700
Return on plan assets		-		(933,360)		(933,360)		(26,007)		(51,860)
Net actuarial gain		7,961,507		2,034,043		9,995,550		-		-
Amortization of prior services cost and plan amendments		46,934		5,068,576		5,115,510		5,161,284		5,110,393
Variances in assumptions and experience adjustments		-		-		-		(33,942)		(2,459,962)
Amortization of transition liability		138,675		27,337,017		27,475,692		12,540,701		12,472,181
Compensation increase		518,657		1,260,799		1,779,456		-		-
Inflation adjustment		-		-		-		3,048,862		2,899,795

Net periodic cost	Ps.	12,140,547	Ps.	100,503,130	Ps.	112,643,677	Ps.	85,306,855	Ps.	74,493,348

The actuarial present value of benefit obligations is as follows:

	Termination		Retirement
	benefits		benefits		Total		Total
	2008		2008		2008		2007

Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	19,973,037	Ps.	427,908,459	Ps.	447,881,496	Ps.	206,364,293

Vested benefit obligation		-		-		-		357,768,687

Accumulated defined benefit obligations (OBD)		20,158,345		619,642,382		639,800,727		667,881,942
Plan assets at fair value		-		(5,761,615)		(5,761,615)		(7,664,407)

Defined benefit obligations (OBD) fund excess		20,158,345		613,880,767		634,039,112		660,217,535
Prior services not recognized:
Plan amendments		(185,455)		(59,747,435)		(59,932,890)		(64,552,453)
Actuarial gain/(loss) and variances in assumptions		-		35,905,470		35,905,470		(53,453,305)
Transition asset (liability)		(536,889)		(109,348,066)		(109,884,955)		(137,778,879)
Compensation increase		-		(5,043,194)		(5,043,194)		-

Project liability—Net		19,436,001		475,647,542		495,083,543		404,432,898
Additional liability		-		-		-		123,768,374

Total liability recognized in the balance sheet	Ps.	19,436,001	Ps.	475,647,542	Ps.	495,083,543	Ps.	528,201,272

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services (“Medical Inflation”) are as follows:

	Termination		Retirement
Effect	2008		2008

Increase of one point in Medical Inflation:
a) Labor cost of current services	Ps.	510,705	Ps.	2,798,567
b) Financial cost		341,316		10,403,186

c) Total	Ps.	852,021	Ps.	13,201,753

Variation		8.72%		27.00%

d) Defined benefit obligations (OBD)	Ps.	3,250,253	Ps.	95,782,246

Variation		8.73%		10.00%

Decrease of one point in Medical Inflation:
a) Labor cost of current services	Ps.	433,224	Ps.	2,304,750
b) Financial cost		289,490		8,679,416

c) Total	Ps.	722,714	Ps.	10,984,166

Variation		(7.78)%		(6.00)%

d) Defined benefit obligations (OBD)	Ps.	2,756,368	Ps.	79,880,493

Variation		(7.79)%		(8.00%)

Significant assumptions used in determining the net periodic cost of plans are as follows:

	Termination	Retirement
	benefits	benefits	Total
	2008	2008	2007

Discount rate	8.75%	8.75%	8.42%
Rate of compensation increase(*)	5.00%	5.00%	4.52%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.42%
Employees’ average remaining labor life over which pending amortization items are amortized	10 years	10 years	11 years

(*)	Includes salary increase due to promotions.

The Plan assets are included into two trusts, Fondo Laboral Pemex (“FOLAPE”) and Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S.A. and a Technical Committee, which is composed of personnel from Petróleos Mexicanos and the trusts.

The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

	Retirement
	benefits	Total
	2008	2007

Type of investment:
Governmental securities	49.0%	84.2%
Fixed rate securities	51.0%	15.8%

Total	100.0%	100.0%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

NOTE 13—	COMPREHENSIVE (LOSS) INCOME:

Comprehensive (loss) income, presented in the consolidated statement of changes in equity, presents the overall result of PEMEX’s activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net (loss) income for the period—are recognized directly in equity:

	2008		2007		2006

Net (loss) income	(Ps.	112,076,444)	(Ps.	18,307,569)	Ps.	46,953,205
Surplus in restatement of equity		-		19,309,736		2,895
Derivative financial instruments		(1,268,722)		656,699		5,274,109
Accumulated conversion effect		7,333,266		(982,729)		1,658,556
Deferred income tax effect		(3,596)		(40)		2,244
Effect on equity from employee benefits		51,759,539		(3,432,792)		(18,871,922)
Others		-		-		710,094

Comprehensive (loss) income for the year	(Ps.	54,255,957)	(Ps.	2,756,695)	Ps.	35,729,181

NOTE 14—	EQUITY:

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board of Directors.

In December 1997, the Board and the Mexican Government agreed to a reduction in equity of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2008, the value of the Certificates of Contribution “A” was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318,000).

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

	Amount

Certificates of Contribution “A”	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		86,735,530

Certificates of Contribution “A” in Mexican pesos of December 31, 2007 purchasing power	Ps.	96,957,993

Until January 2007, as a condition of this capitalization, PEMEX paid a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt in December 1990. The minimum guaranteed dividend consisted of the payment of principal and interest on the same terms and conditions as those originally agreed upon with international creditors through 2006, at the exchange rates on the date that such payments are made. Such payments must be approved annually by the Board of Directors.

This minimum guaranteed dividend was extended until 2007 by the CA-164/2007 agreement, and during 2007, Petróleos Mexicanos paid Ps. 4,270,225 to the Mexican Government in advance for the minimum guaranteed dividend. Through the CA-122/2008 agreement, the minimum guaranteed dividend was again extended, and in September 2008 was recognized in the comprehensive result. These payments are applied to the final amount that the Board of Directors approves as the total annual dividend, which usually occurs in the following fiscal year.

During 2007, the Mexican Government assigned to Petróleos Mexicanos excess revenues in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c) in the amount of Ps. 13,938,000. As of December 31, 2007 Petróleos Mexicanos had received Ps. 11,131,800 that it

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

capitalized in equity. The other Ps. 2,806,200 was recognized as uncalled capital until it was received by Petróleos Mexicanos in February 2008. Additionally, Petróleos Mexicanos received Ps. 19,700 from the Fondo sobre Ingresos Excedentes (“FIEX”).

During 2008, the Mexican Government made the payment mentioned above of Ps. 2,806,200, to Petróleos Mexicanos, which was capitalized in equity. Also during 2008, the Mexican Government made payments in the amount of Ps. 32,639,044 to Petróleos Mexicanos to fund infrastructure works, which were capitalized in equity. In addition, interest in the amount of Ps. 12,218 related to these payments by the Mexican Government was capitalized.

In 2004, Petróleos Mexicanos signed an agency agreement (Funds for Specific Purposes—Trade Commission) with Banco Santader Serfin, S.A. as an agent in order to manage the funds transferred by the Mexican Government to Petróleos Mexicanos and Subsidiary Entities. According to the Ley de Ingresos de la Federación (“Federal Revenue Law”), these funds are to be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals. Payments made by the Mexican Government that increase the equity of Petróleos Mexicanos and the Subsidiary Entities are deposited into the Fund for Specific Purposes—Trade Commission. As of December 31, 2008 and 2007, the balance of this account was Ps. 44,656,862 and Ps. 11,858,575, respectively (see Note 6).

As of December 31, 2008 and 2007 the outstanding balances of the Trade Commission funds were as follows:

	2008		2007

Trade Commission FEIIP	Ps.	29,023,651	Ps.	9,435,548
Trade Commission FEX		15,179,213		1,703,274
Trade Commission AOI		44,316		118,684
Trade Commission FIEX		409,682		601,069

Total funds for specific purposes	Ps.	44,656,862	Ps.	11,858,575

NOTE 15—	COMMITMENTS:

a.	PEMEX, through Pemex-Exploration and Production, is party to the following agreements with PMI CIM:

An evergreen contract to sell crude oil destined for sale on the international market; through this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts), in some cases with a minimum obligatory period (long-term contracts).

In October 1998, Pemex-Exploration and Production and PMI CIM entered into an evergreen contract for the purchase and sale of certain present and future accounts receivable generated by Pemex-Exploration and Production in connection with sales of Maya and Altamira crude oil by Pemex-Exploration and Production to PMI CIM, for sale in turn to certain clients in the United States of America, Canada and Aruba. As of December 31, 2008 and 2007, the sales of receivables realized by PMI CIM totaled Ps. 376,620,730 and Ps. 287,988,094, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

b.	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2008 and 2007, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 19,972,377 and Ps. 18,314,382, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Future estimated payments are as follows:

2009	Ps.	2,027,351
2010		2,081,131
2011		2,096,865
2012		2,130,883
2013		1,443,781
More than 5 years		10,192,366

Total	Ps.	19,972,377

c.	Between 2003 and 2008, PEMEX entered into Financed Public Work Contracts (“FPWCs”) (formerly known as Multiple Services Contracts, or “MSCs”). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the works in connection with the FPWCs, which are classified into categories of development, infrastructure and maintenance. The estimated value of the FPWCs as of December 31, is as follows:

Date of contract	Block	2008		2007

February 9, 2004	Olmos	U.S.$	343,574	U.S.$	343,574
November 21, 2003	Cuervito		260,072		260,072
November 28, 2003	Misión		1,035,580		1,035,580
November 14, 2003	Reynosa-Monterrey		2,437,196		2,437,196
December 8, 2003	Fronterizo		264,977		264,977
December 9, 2004	Pandura-Anáhuac		900,392		900,392
March 23, 2005	Pirineo		645,295		645,295
April 3, 2007	Nejo		911,509		911,509
April 20, 2007	Monclava		433,501		433,501
May 12, 2008	Burgos VII		1,153,551		-

Total		U.S.$	8,385,647	U.S.$	7,232,096

As of December 31, 2008 and 2007, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, at an estimated total amount of Ps. 483,256,449 and Ps. 306,084,424, respectively.

NOTE 16—	CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are mentioned below.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2008 and 2007, the reserve for environmental remediation expenses totaled Ps. 1,751,453 and Ps. 2,093,440, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

(b)	As of December 31, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial arbitrations and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 41,321,410. As of December 31, 2008, PEMEX had accrued a reserve of Ps. 11,033,033 for these contingent liabilities.

(c)	In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm’s-length transactions.

The current status of the principal lawsuits in which PEMEX is involved is as follows:

I.	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A hearing to determine the amount of liability is still pending.

II.	In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. A final hearing was held on November 18, 2008. A final judgment is still pending.

III.	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292,043 and Ps. 37,537. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On February 13, 2009, the ICA notified the parties that it would not issue a final award until May 31, 2009.

IV.	In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. On December 3, 2008, Pemex-Exploration and Production and COMMISA executed a settlement agreement to settle any claim related to project No. IPC-28. In connection with the settlement,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Pemex-Exploration and Production paid Ps. 1,213.9 million to COMMISA, and the case has therefore concluded.

V.	On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008, a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008 the final judgment was confirmed. The parties filed amparos against this resolution. Pemex-Refining filed an amparo because the judgment did not require the plaintiff to pay expenses and court fees. A final resolution is still pending.

VI.	On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal, which was accepted on May 20, 2008 before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Court does not have jurisdiction to resolve this motion.

VII.	On October 31, 2007, another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (No. 295/2007) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008 a final hearing was held. A final resolution is still pending.

VIII.	On August 16, 2006 two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against Petróleos Mexicanos and Pemex-Exploration and Production for the alleged violation of their constitutional rights as a result of the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and seeking a modification of the Regulatory Law. As of the date of this report, a constitutional hearing is still pending. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending.

IX.	In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 12, 2009, the court of arbitration ordered that the parties report on the results of their negotiations to resolve the claim no later than March 9, 2009. If an

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

agreement were not reached among the parties by that time, the court would schedule a witnesses hearing.

X.	As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth. Legislature related to the FPWC remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Mexican Constitution. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted for consideration. On June 2, 2008, Pemex-Exploration and Production responded to the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XI.	On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking approximately Ps. 1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the trial is in evidentiary stages, with an expert’s opinion on environmental damages pending. A final hearing is still pending.

XII.	In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles, and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes’ rights to sell lubricants. On December 9, 2008 a constitutional hearing was held. A final judgment is still pending.

•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the State of Jalisco to compel Impulsora to convene a general shareholders’ meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was reversed. A motion to declare this judgment null and void was filed by Pemex-Refining. A final resolution is still pending.

•	On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of this report, the matter is still under investigation. A report on the results of an accounting investigation by Pemex-Refining’s experts, made at the request of the Federal Public Ministry, is pending.

•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise an option to repurchase the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. The trial is currently in the evidentiary stage. On September 23, 2008, Pemex-Refining filed an expert’s opinion related to accounting issues. An expert’s opinion from the defendant is still pending.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008), against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney. Mexicana de Lubricantes filed a complaint against this resolution. A final resolution is still pending.

•	In addition, there is an administrative proceeding before the Comisión Federal de Competencia (Federal Competition Commission) under which several claims have been filed. On July, 2003, the Federal Competition Commission issued a resolution (No. 10-62-97) (the “Resolution”) prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wage units per day until such agreements were brought into compliance.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

•	On January 15, 2008, the Federal Competition Commission requested that Pemex-Refining provide evidence of its compliance with the Resolution. Pemex-Refining argued that it was not able to comply with the Resolution due to a suspension granted to Bardahl in a separate amparo hearing. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. On January 10, 2008, Pemex-Refining filed an amparo before the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District (No. 46/2008 VI). On May 6, 2008, the Sixth Administrative District Court granted an amparo to Pemex-Refining and ordered a definitive suspension of the Federal Competition Commission’s Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed a motion as an injured third party. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, the amparo was granted in favor of Pemex-Refining, declaring unconstitutional the Resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed a revised motion against this resolution. A final resolution is still pending.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

NOTE 17—	SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil, through PMI Group, to international markets. Export sales are made through PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity supplies the Comisión Federal de Electricidad (“CFE”) with a significant portion of its fuel oil production. Pemex-Refining’s most important products are different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues come from methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses for the entities, PEMEX’s management focuses on sales volumes and gross revenues as primary performance indicators.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

Following is the condensed financial information of these segments:

								Corporate and
	Exploration and			Gas and Basic				Subsidiary		Intersegment
	Production	Refining		Petrochemicals		Petrochemicals		Companies		Eliminations		Total

Year ended December 31, 2008

Sales -
Trade	Ps.	Ps.	487,070,405	Ps.	167,107,867	Ps.	25,575,854	Ps.	644,418,238	Ps.	-	Ps.	1,324,172,364
Intersegment	1,137,807,483		56,992,301		104,027,712		54,481,528		330,042,792		(1,683,351,816)		-
Services income	-		3,485,588		-		-		2,375,188		(1,083,188)		4,777,588
Total net sales	1,137,807,483		547,548,294		271,135,579		80,057,382		976,836,218		(1,684,435,004)		1,328,949,952
Gross income	902,305,112		(236,863,752)		13,004,111		(8,722,223)		42,447,800		(37,253,555)		674,917,493
Operating income (loss)	871,180,460		(280,318,220)		(259,550)		(19,336,132)		(143,856)		(11,253)		571,111,449
Comprehensive financing cost	(87,731,727)		(25,488,043)		3,199,974		624,199		4,032,478		(2,148,597)		(107,511,716)
Net income (loss)	23,473,089		(119,474,506)		2,263,955		(18,670,810)		(110,724,131)		111,055,959		(112,076,444)
Depreciation and amortization	74,475,554		9,978,606		3,688,137		1,093,894		604,304		-		89,840,495
Labor cost reserve	38,146,689		37,599,695		9,850,665		9,111,632		17,934,996		-		112,643,677
Taxes and duties	761,683,140		5,348,879		1,771,024		274,084		2,624,677		-		771,701,804
Acquisition of fixed assets	113,321,706		24,155,484		5,405,305		3,507,099		2,922,006		-		149,311,600
Total assets	1,402,388,519		380,061,362		143,791,980		78,498,657		3,059,645,158		(3,827,548,272)		1,236,837,404
Current assets	779,192,962		206,142,588		98,032,197		61,787,281		559,007,033		(1,339,870,254)		364,291,807
Investments in shares	402,563		157,094		1,667,006		-		735,301,521		(726,351,000)		11,177,184
Properties, plant and equipment	606,668,876		171,844,781		43,831,789		16,547,828		6,168,731		-		845,062,005
Current liabilities	94,754,683		158,066,528		39,420,210		7,719,939		1,126,494,021		(1,250,490,795)		175,964,586
Reserve for employee benefits	172,980,782		168,326,666		41,601,685		45,590,405		66,584,005		-		495,083,543
Total liability	1,144,606,751		395,713,962		96,035,525		54,480,917		3,001,023,014		(3,481,908,198)		1,209,951,970
Equity	257,781,768		(15,652,600)		47,756,455		24,017,740		58,622,145		(345,640,074)		26,885,434

Year ended December 31, 2007

Sales -
Trade	-		430,382,930		139,963,302		21,701,729		542,926,858		-		1,134,974,819
Intersegment	912,295,482		42,229,528		82,940,711		35,942,074		247,993,773		(1,321,401,568)		-
Services income	-		3,221,190		-		-		1,880,032		(819,423)		4,281,799
Total net sales	912,295,482		475,833,648		222,904,013		57,643,803		792,800,663		(1,322,220,991)		1,139,256,618
Gross income	740,811,644		(77,803,300)		15,816,747		(6,559,693)		41,180,126		(34,854,648)		678,590,876
Operating income (loss)	707,401,828		(111,085,600)		7,335,910		(14,115,424)		5,850,048		(1,734,890)		593,651,872
Comprehensive financing cost	(25,561,647)		(5,764,552)		1,071,281		(1,181,167)		10,097,224		1,292,274		(20,046,587)
Net income (loss)	19,966,387		(45,653,619)		4,958,173		(16,085,945)		(11,473,248)		29,980,683		(18,307,569)
Depreciation and amortization	57,262,960		10,159,674		3,437,370		1,091,848		639,866		-		72,591,718
Labor cost reserve	29,124,816		28,579,131		6,491,464		8,215,002		12,896,453		-		85,306,866
Taxes and duties	663,549,438		3,846,738		5,537,391		257,203		4,064,958		-		677,255,728
Acquisition of fixed assets	99,252,970		22,912,301		5,871,320		998,725		324,582		-		129,359,898
Total assets	1,237,968,402		417,393,499		133,970,702		79,872,062		2,331,376,672		(2,870,300,731)		1,330,280,606
Current assets	630,760,334		229,536,695		85,311,492		58,650,943		495,164,854		(1,070,863,531)		428,560,787
Investments in shares	342,538		157,094		1,095,666		-		612,696,004		(581,227,948)		33,063,354
Properties, plant and equipment	565,433,958		162,585,821		42,005,574		15,569,956		8,250,144		-		793,845,453
Current liabilities	191,867,210		148,709,748		33,463,623		8,896,698		929,478,616		(1,022,952,043)		289,463,852
Reserve for employee benefits	180,931,471		178,386,606		40,791,915		49,058,100		79,033,180		-		528,201,272
Total liability	998,713,758		377,308,387		85,452,634		59,275,500		2,262,119,197		(2,502,496,731)		1,280,372,745
Equity	239,254,644		40,085,112		48,518,068		20,596,562		69,257,475		(367,804,000)		49,907,861

Year ended December 31, 2006

Sales -
Trade	-		406,963,236		138,687,862		21,638,776		535,144,047		-		1,102,433,921
Intersegment	890,012,141		46,242,429		83,058,212		9,654,394		171,981,054		(1,200,948,230)		-
Services income	-		2,590,835		-		-		1,707,386		(631,439)		3,666,782
Total net sales	890,012,141		455,796,500		221,746,074		31,293,170		708,832,487		(1,201,579,669)		1,106,100,703
Gross income	718,463,139		(49,603,049)		18,030,329		(4,925,440)		31,717,998		(25,840,484)		687,842,493
Operating income (loss)	690,607,335		(80,319,596)		10,720,768		(11,854,541)		(1,720,065)		(565,837)		606,868,064
Comprehensive financing cost	(24,174,018)		(9,026,219)		1,134,603		(4,173,330)		12,659,001		(266,662)		(23,846,625)
Net income (loss)	75,888,386		(35,325,390)		6,311,661		(18,029,704)		54,656,089		(36,547,837)		46,953,205
Depreciation and amortization	51,819,623		8,723,393		3,529,726		902,845		696,602		-		65,672,189
Labor cost reserve	25,562,500		24,775,200		5,637,100		6,972,400		11,546,149		-		74,493,349
Taxes and duties	591,866,238		3,165,413		4,703,707		394,529		4,634,622		-		604,764,509

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

NOTE 18—	FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and Subsidiaries Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. This regime was modified on October 1, 2007 and again on November 13, 2008.

Under this new fiscal regime, PEMEX’s contributions remain established by the Ley Federal de Derechos (“Federal Duties Law”) and the Ley de Ingresos de la Federación (“Federal Income Law”). The fiscal regime for PEMEX contemplates the following duties:

a. Ordinary Hydrocarbons Duty – In 2007, the applicable rate of this duty was 78.76%, based on the annual average price per barrel of Mexican crude oil exports. In 2008, the rate was 74.00%. In 2009, 2010 and 2011, the applicable rates will be 73.50%, 73.00% and 72.50%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year minus certain permitted deductions, and may not exceed the cost limit established in article 254 of the Federal Duties Law. During 2008, Pemex-Exploration and Production made daily and weekly advance payments to the account of this duty, as established in article 7, paragraphs I and VII of the Federal Income Law. These amounts were Ps. 175,359,039 and Ps. 183,755,212 respectively, totaling Ps. 359,114,251, which was credited to the monthly payment of this duty. During 2007, PEMEX made daily and weekly advance payments to the account of this duty in the amounts of Ps. 231,326,765 and Ps. 233,511,083, respectively, totaling Ps. 464,837,848, which was credited to the annual payment of the duty.

b. Hydrocarbons Duty for the Stabilization Fund – Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average crude oil export price exceeds U.S.$22.00. The applicable rate will be between 1% and 10% depending on the weighted average price of crude oil exports, with the maximum rate applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

c. Extraordinary Duty on Crude Oil Exports – This duty was applied at a rate of 13.1% on the difference between the value realized for crude oil exports and the budgeted crude oil price of U.S. $49.00, times the annual export volume. This duty is credited against the Hydrocarbons Duty for the Stabilization Fund. The income from this duty is directed to the states of Mexico via the Income of the Federative Entities Stabilization Fund.

d. Duty for Scientific and Technological Research on Energy – This duty was applied at a rate of 0.15% to the value of the extracted production of crude oil and natural gas for the year. The collection from this tax are directed as follows:

•	55% for the Sectorial Fund CONACYT of the Ministry of Energy for Hydrocarbons;

•	35% for the Scientific Research and Technological Development Fund of the Instituto Mexicano del Petróleo (Mexican Petroleum Institute, or “IMP”); and

•	10% for the Sectorial Fund CONACYT of the Ministry of Energy for Energy Sustainability.

e. Duty for Oil Monitoring – This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Auditoria Superior de la Federación (“Supreme Federal Audit”) in accordance with the Federal Expenditure Budget.

f. Additional Duty – During 2007 actual crude oil production was lower than the target established by the Mexican Congress. Actual crude oil production was 1,124,835,000 barrels, an amount less than the target production of 1,259,980,000 barrels. This duty was repealed for 2008.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

g. Sole Hydrocarbons Duty – This duty is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.

h. Extraction of Hydrocarbons Duty – Effective November 14, 2008, this duty is applied to the value of the crude oil and natural gas extracted from the fields in Paleocanal de Chicontepec and in deep waters, at a floating rate between 10% and 20%, depending on the weighted average price per barrel of Mexican crude oil exports. Collections of this duty are transferred to the Oil Revenues Stabilization Fund.

i. Special Hydrocarbons Duty for Paleocanal de Chicontepec fields (“Paleocanal de Chicontepec Duty”) – Effective November 14, 2008, this duty is applied at a rate of 71.5% to the value of the crude oil and natural gas extracted from the fields in Paleocanal de Chicontepec, less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.

j. Special Hydrocarbons Duty for Deep Water fields – Effective November 14, 2008 this duty is applied to the value of the crude oil and natural gas extracted from the fields in deep waters, less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law. The applicable rate will be between 60% and 71.5%, depending on the weighted average price per barrel of Mexican crude oil exports.

k. Special Tax on Production and Services (“IEPS”) – In accordance with the regulations in effect, PEMEX is subject to the IEPS, which applies to the import and sale of gasoline and diesel. The IEPS is paid to SHCP monthly, after deducting the daily advance payments. The rates applicable to this tax depend on factors such as the type of product, price of reference, the region where one sells, additional freight and applicable commissions.

In 2008 and 2007, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS tax to be negative. Effective January 1, 2006, the Federal Revenue Law was amended, allowing to PEMEX to credit the negative IEPS against other taxes and payments to which PEMEX is also subject. As a result of this credit, PEMEX recognized in 2008 and 2007 revenue of approximately Ps. 194,575,700 and Ps. 72,137,000, respectively.

l. Hydrocarbon Income Tax (“IRP”) – This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate on the excess of the total revenues minus the authorized deductions pursuant to the specific rules expressed by the SHCP.

For the years ended December 31, 2008, 2007 and 2006, PEMEX generated an IRP as follows:

	2008	2007	2006

Current IRP	Ps. 1,453,626	Ps. 4,070,364	Ps. 3,705,184
Deferred IRP	129,284	1,867,292	1,031,619

	1,582,910	5,937,656	4,736,803
Inflation effect	-	92,711	178,056

Total IRP	Ps. 1,582,910	Ps. 6,030,367	Ps. 4,914,859

During 2008, Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production made daily and weekly payments of Ps. 1,185,590, as determined by the SHCP, which were then raised to Ps. 1,399,383 and Ps. 1,413,548, respectively, for a total of Ps. 2,812,931 credited to the annual payment of the IRP. During 2007, the daily and weekly payments determined by the SHCP were Ps. 1,209,610 and Ps. 1,232,886, respectively, for a total of Ps. 2,442,496 credited to the annual payment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

This tax will be declared through a tax form filed with the Federal Treasury no later than the last business day of March 2009, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos will comply for its own account and for the account of the Subsidiary Entities with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos will be solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Federal Government.

The principal concepts generating the deferred IRP are the following:

	2008	2007

Deferred asset IRP:
Advance from customers	Ps. 482,417	Ps. 491,424
Provision for insurance payments	106,224	94,892
Provision for contingencies	31,043	19,918
Environmental reserve	32,259	63,508
Allowance for doubtful accounts trade accounts	10,601	8,899

	662,544	678,641
Deferred liability IRP:
Advance insurance	(6,532)	(2,692)
Properties, plant and equipment	(5,661,935)	(5,552,588)

	(5,668,467)	(5,555,280)

Long term liability	(Ps. 5,005,923)	(Ps. 4,876,639)

The reconciliation of the legal rate of the IRP and the effective rate, expressed as a percentage of income before the IRP, is as follows:

	2008	2007

Legal rate	30.00%	30.00%

Minus:
Inflation effect	(18.69)	11.67
Profit sharing in subsidiaries	(10.38)	(4.35)
Others	28.12	(4.12)

Effective rate	29.05%	33.20%

m. Value Added Tax (“VAT”) – For purposes of determining the VAT, PEMEX follows the criterion for excluding only interest paid to institutions of credit and credit unions in accordance with fraction V of article 15 of the Regulations to the Value Added Tax Law.

For purposes of the VAT, the provisional monthly payments are determined in the cash flow, in accordance with the regulations of the Value Added Tax Law.

n. Income Tax – Certain Subsidiary Companies are subject to the Income Tax Law and to the Flat Rate Business Tax (“IETU”), and are therefore required to pay the greater of their IETU or Income Tax.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

For the years ended December 31, 2008, 2007 and 2006, the Subsidiary Companies incurred the following income tax:

	2008		2007		2006

Current income tax	Ps.	2,540,703	Ps.	3,253,655	Ps.	4,771,281
Deferred income tax		56,246		(27,414)		(166,237)

	Ps.	2,596,949	Ps.	3,226,241	Ps.	4,605,044

The principal concepts generating the Deferred Income Taxes are the following:

	2008		2007

Deferred asset income taxes:
Advance from customers	Ps.	6,612	Ps.	-

		55,250		-

Losses of prior years		-		653

Total deferred asset income tax		61,862		653

Deferred liability income taxes:		-		-
Advance payments		(7,635)		-
Gain unrealizable from financial transactions		(82,709)		-
Properties, plant and equipment		(2,006,141)		(1,535,911)

Total deferred liability income tax		(2,096,485)		(1,535,911)

Long term liability	(Ps.	2,034,623)	(Ps.	1,535,258)

NOTE 19—	NEW ACCOUNTING PRONOUNCEMENTS:

The CINIF has issued the following FRS, effective for fiscal years beginning after December 31, 2008. Early application is not permitted.

(a)	FRS B-7 “Business acquisitions” – FRS B-7 supersedes the previous Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, emphasizing that all business acquisitions should be accounted for using the purchase method.

Management estimates that the initial effects of this new FRS will not be material.

(b)	FRS B-8 “Consolidated and combined financial statements” – FRS B-8 supersedes the previous Bulletin C-8 “Consolidated and combined financial statements and valuation of permanent investments in shares” and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. The principal changes under this FRS include:

(i.)	The obligation to consolidate special purpose entities (“SPEs”) when these are controlled by the parent.

(ii.)	The possibility, under certain rules, of presenting unconsolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued.

(iii.)	Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of control.

Additionally, regulations relating to the valuation of permanent investments have been transferred to a different bulletin.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Management estimates that the initial effects of this new FRS will be immaterial.

(c)	FRS C-7 “Investments in affiliates and other permanent investments” – FRS C-7 sets forth the rules to account for investments in affiliates, as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standards include the following:

(i)	The equity method of accounting is required for SPEs where significant influence is exercised.

(ii)	Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of significant influence.

(iii)	A specific procedure and a limit for recognizing the affiliated entity’s losses are provided.

Management estimates that the initial effects of this new FRS will not be material.

(d)	FRS C-8 “Intangible assets” – FRS C-8 supersedes the previous Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity’s operations. The principal changes under this FRS include:

(i)	The definition of intangible assets is narrowed to establish that separability is not the only condition for the intangible asset to be identifiable.

(ii)	Subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase, or as an intangible asset if they meet the criteria to be recognized as such.

(iii)	Greater detail is provided regarding accounting treatment of the exchange of an asset, in accordance with the provisions of international standards and other FRS.

(iv)	The presumption that an intangible asset may not have a useful life exceeding twenty years is eliminated.

Management estimates that the initial effects of this new FRS will not be material.

NOTE 20—	SUBSEQUENT EVENTS:

On April 17, 2009, the weighted average price of the crude oil exported by PEMEX was U.S. $47.58 per barrel; this price increased by approximately 39.02% as compared to the average price as of December 31, 2008, which was U.S. $34.22 per barrel.

On April 17, 2009, the exchange rate was Ps. 13.0511 per dollar, which represents a 3.60% depreciation in dollar terms as compared to the exchange rate as of December 31, 2008, which was Ps. 13.5383 per dollar.

NOTE 21—	DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

PEMEX’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). As described in Note 3(a) to these consolidated financial statements, until December 31, 2007, PEMEX recognized the effects of inflation on its financial information in accordance with FRS B-10, the guidelines of which are applied prospectively and do not require any adjustments for periods prior to

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

January 1, 2008. For periods prior to January 1, 2008, all of the related U.S. GAAP adjustments have also been restated to reflect the effects of inflation. None of the adjustments to the financial statements for the effects of inflation required under Mexican FRS have been eliminated in the U.S. GAAP reconciliation for such periods.

The differences between Mexican FRS and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net (loss) income and shareholders’ equity as of and for the years ended December 31, 2008, 2007 and 2006.

	2008		2007		2006

Net (loss) income for the year under Mexican FRS	(Ps.	112,076,444)	(Ps.	18,307,569)	Ps.	46,953,205

U.S. GAAP adjustments:
Exploration and drilling costs (a)		(1,165,465)		(1,370,873)		(1,498,801)
Employee benefits (b)		27,778,601		6,353,993		6,982,279
Accrued vacations, net (c)		(142,849)		(45,809)		(20,549)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net (d)		(1,320,395)		(177,334)		3,928,429
Capitalization of interest, net (e)		482,966		3,509,960		2,794,394
Impairment, net (f)		3,201,493		3,344,517		3,978,566
Depreciation convention (g)		-		783,144		783,144
Derivative financial instruments (h)		(15,188,098)		(8,149,706)		74,673
Profit in inventory (i)		26,755,771		(18,919,219)		(4,156,613)
Available-for-sale investment securities (k)		3,780,783		246,258		(2,995,342)
Effects of inflation accounting on U.S. GAAP adjustments (l)		-		159,139		28,627
Deferred income taxes (m)		(12,622)		(62,488)		(74,777)
Reclassification of Pemex Finance net (loss) income to minority interest (n)		140,652		(6,089)		(54,789)

Total U.S. GAAP adjustments, net		44,310,837		(14,334,507)		9,769,241

Net (loss) income for the year under U.S. GAAP	(Ps.	67,765,607)	(Ps.	32,642,076)	Ps.	56,722,446

Comprehensive (loss) income under U.S. GAAP:
Net (loss) income for the year under U.S. GAAP	(Ps.	67,765,607)	(Ps.	32,642,076)	Ps.	56,722,446
Other comprehensive income (loss):
Effect in equity of labor obligations (b)		85,116,605		(3,793,689)		(20,311,938)
Derivative financial instruments (h)		(1,268,722)		656,699		5,274,109
Unrealized gains on available-for-sale investment securities (k)		(5,936,887)		(246,258)		2,995,342
Surplus in restatement of equity		-		18,539,917		4,108,268
Foreign transaction conversion effect(1)		7,018,105		-		-
Other		(3,595)		-		710,094

Comprehensive income (loss)	Ps.	17,159,899	(Ps.	17,485,407)	Ps.	49,498,321

	2008		2007

Components of accumulated other comprehensive loss as of December 31:
Derivative financial instruments (h)	(Ps.	2,374,351)	(Ps.	1,105,629)
Effect in equity of employee benefits (b)		(126,182,748)		(46,693,813)
Adoption of the provisions of SFAS 158 (b)		-		(164,605,540)
Unrealized gains on available-for-sale investment securities (k)		6,779,872		12,716,759
Surplus in restatement of equity		-		175,864,184
Foreign transaction conversion effect(1)		7,018,105		-
Other		706,498		710,094

Accumulated other comprehensive loss	(Ps.	114,052,624)	(Ps.	23,113,945)

(1)	See Note 3(b) to these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

	2008		2007

Equity is reconciled as follows:
Equity under Mexican FRS	Ps.	26,885,434	Ps.	49,907,861

U.S. GAAP adjustments:
Exploration and drilling costs (a)		11,352,955		12,518,420
Employee benefits (b)		(11,955,693)		(39,734,294)
Effect in equity of employee benefits (b)		(126,182,748)		(159,539,814)
Accrued vacations (c)		(778,941)		(636,092)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net (d)		1,563,579		2,883,974
Capitalization of interest, net (e)		(4,299,641)		(4,782,607)
Impairment, net (f)		(23,362,753)		(26,564,246)
Derivative financial instruments (h)		(15,188,098)		-
Profit in inventory (i)		-		(26,755,771)
Advance payments on minimum guaranteed dividend (j)		-		(4,270,225)
Available-for-sale investment securities (k)		(2,156,104)		-
Deferred income taxes (m)		292,781		305,403
Reclassification of Pemex Finance equity to minority interest (n)		(1,590,284)		(1,415,775)

Total U.S. GAAP adjustments, net		(172,304,947)		(247,991,027)

Deficit under U.S. GAAP	(Ps.	145,419,513)	(Ps.	198,083,166)

	2008		2007

Changes in U.S. GAAP equity for the year ended December 31:
Deficit at January 1	(Ps.	198,083,166)	(Ps.	22,882,818)
Accumulated results:
From prior years		171,681,077		-
Net loss for the period		(67,765,607)		(32,642,076)
Mexican Government increase in equity of Subsidiary Entities		35,457,462		11,160,824
Minimum guaranteed dividends		-		(4,270,225)
Other		46,292		-
Accumulated other comprehensive loss:
Adoption of the provisions of SFAS 158 (b)		-		(164,605,540)
Surplus in restatement of equity		(171,681,077)		-
Other comprehensive (loss) income:
Effect in equity of employee benefits (b)		85,116,605		(3,793,689)
Derivative financial instruments (h)		(1,268,722)		656,699
Unrealized gains on available-for-sale investment securities (k)		(5,936,887)		(246,258)
Surplus in restatement of equity		-		18,539,917
Foreign transaction conversion effect(1)		7,018,105
Other		(3,595)		-

Deficit as of December 31	(Ps.	145,419,513)	(Ps.	198,083,166)

(l)	See Note 3(b) to these consolidated financial statements.

I.	Explanation of reconciling items:

(a)	Exploration and drilling costs

Effective on January 1, 2004, for Mexican FRS purposes, PEMEX changed its accounting policy for the recognition of well exploration and drilling costs to the successful efforts method of accounting. The change in accounting policy for recording well exploration and drilling costs had no effect on PEMEX’s consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Under U.S. GAAP, PEMEX follows the successful efforts method of accounting under which costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are later charged to expenses if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP basis over proved developed reserves, as the related oil and gas reserves are extracted.

Consequently, as of December 31, 2008 and 2007, the U.S. GAAP equity adjustment represented the cumulative costs of capitalized unsuccessful wells in proven areas under U.S. GAAP, not capitalized under Mexican FRS through December 31, 2003, net of the amortization of such capitalized amounts. The 2008, 2007 and 2006 U.S. GAAP net loss adjustment reflects the amortization of such capitalized costs on a UOP basis.

In April 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. SFAS 19-1, “Accounting for Suspended Well Costs” (“FSP 19-1”). FSP 19-1 addresses the circumstances that would permit the continued capitalization of exploratory well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and drilling of those wells is under way or firmly planned for the near future. Under the provisions of FSP 19-1, exploration costs would continue to be capitalized after the completion of drilling when (a) the well has found a sufficient quantity of reserves to justify completion as a producing well and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expenses. FSP 19-1 provides a number of indicators that need to be present to demonstrate that sufficient progress has been made in assessing the reserves and the economic viability of the project.

PEMEX’s policy is to determine whether or not exploratory well costs are capitalized or expensed shortly after completion of drilling. As such, PEMEX does not have significant suspended well costs for the three years ended December 31, 2008. No capitalized exploratory well costs have been charged to expenses since the adoption of FSP 19-1.

(b)	Employee benefits

Under U.S. GAAP, PEMEX recognized Statement of Financial Accounting Standard (“SFAS”) 158, “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans — an Amendment of FASB Statements 87, 88, 106 and 132(R)” (“SFAS 158”), effective on January 1, 2007, and included its effects in the results of the actuarial valuation of its labor obligations.

Under Mexican FRS, PEMEX follows FRS D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans, seniority premiums and severance payments. The main differences between PEMEX’s application of FRS D-3 and the U.S. GAAP guidance provided in SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), SFAS 106, “Employers’ Accounting for Post retirement Benefits Other than Pensions” (“SFAS 106”) and SFAS 158 regarding accounting for seniority premiums, pensions, health

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

services and other supplemental payments provided to retirees and other eligible family members are summarized as follows:

Item	FRS D-3	SFAS 158

Adoption date	January 1, 2008	January 1, 2007
Assumptions (Nominal Rates)	No difference	No difference
Salary increases due to promotions	No difference	No difference
Net Periodic Cost	No difference	No difference
Minimum liability to be recognized Projected Benefit Obligations (PBO)	No difference	No difference
Unamortized and unrecognized items Retirement benefits	Initial transition liability and salary increases due to promotions, to be recognized over a maximum of five years. Plan amendments and actuarial gains and losses for the period, to be recognized over the employees’ average remaining labor life.	Recognize the total outstanding items as a component of Accumulated other comprehensive loss/income (AOCI); for retirement and post-retirement benefits, as an adjustment to equity.
Termination benefits	Initial transition liability and plan amendments, to be recognized over a maximum of five years. Salary increases due to promotions, to be recognized over a maximum of one year. Actuarial gains and losses are immediately recognized.	Recognize the total outstanding items as a component of AOCI; for retirement and post-retirement benefits, as an adjustment to equity.
Unfunded Accumulated Benefit Obligations (ABO)	N/A	N/A
Recognition of additional minimum liability	N/A	N/A
Recognition of intangible asset and other comprehensive income	N/A	In the year of recognition of actuarial gains/losses and past service costs/credits, there is also a write-off of an equivalent amount in other comprehensive income (OCI) under SFAS 158, paragraph 4(d)
Disclosure in the balance sheet of noncurrent assets, current liabilities and noncurrent liabilities	N/A	Required (for retirement and post-retirement benefits)

(c)	Accrued vacations

Under Mexican FRS, PEMEX recognizes vacation expenses when the vacations are utilized by the employees. Under U.S. GAAP, vacation expense is accrued when it is earned by the employee.

(d)	Fixed assets—Capitalized gains and losses of derivative financial instruments

Under Mexican FRS, finance costs related to loans allocated to construction projects are capitalized as part of capitalized interest, and are included net of gains and losses arising from derivative financial instruments designated as hedges.

Under U.S. GAAP, gains and losses arising from financial instruments designated as cash flow hedges cannot be capitalized as part of qualifying assets. These amounts are accumulated in other comprehensive income and are reclassified into earnings over the life of the assets to which the hedged transaction relates. For the years ended December 31, 2008, 2007 and 2006, the capitalized (loss) gain adjustments in the reconciliation were (Ps. 1,163,278), (Ps. 19,439) and Ps. 3,929,158, respectively, arising from hedging instruments.

The 2008, 2007 and 2006 net income (loss) adjustments also include a reversal of depreciation of (Ps. 157,117), (Ps. 157,895) and (Ps. 729), respectively, related to amounts previously capitalized.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

(e)	Fixed assets—Capitalization of interest

Effective on January 1, 2007, PEMEX adopted FRS D-6, which establishes the rules that must be observed in the capitalization of the Comprehensive Financing Result attributable to certain assets whose acquisition required a substantial (prolonged) period before their intended use.

The capitalized comprehensive financing result is composed of the cost of interest, the foreign exchange effect and other costs associated with obtaining financing identified with qualifying assets, which directly affect the investment cost during the acquisition period. For periods ending prior to January 1, 2008, the result in monetary position is also included.

Under U.S. GAAP, prior to 2007, a portion of debt generated interest that was capitalized by applying an average interest rate to the average amount of accumulated expenditures for the qualifying asset during the period. However, until the adoption of FRS D-6, the accounting criteria under Mexican FRS differed in this regard. PEMEX has accordingly adjusted its results of operations and equity to reflect the U.S. GAAP requirements for capitalizing interest.

Interest costs for the years ended December 31, 2008, 2007 and 2006, for Mexican FRS and U.S. GAAP purposes were allocated as follows:

	2008		2007		2006

Under Mexican FRS:
Interest capitalized	Ps.	1,057,440	Ps.	5,350,849	Ps.	6,996,305
Interest expense		73,883,856		57,847,569		46,099,472

Total interest cost	Ps.	74,941,296	Ps.	63,198,418	Ps.	53,095,777

Under U.S. GAAP:
Interest capitalized	Ps.	559,607	Ps.	7,797,815	Ps.	8,659,013
Interest expense		74,381,689		55,400,603		44,436,764

Total interest cost	Ps.	74,941,296	Ps.	63,198,418	Ps.	53,095,777

In addition, the net income adjustments for capitalized interest presented herein also includes the reversal of depreciation of Ps. 980,800, Ps. 1,062,994 and Ps. 1,131,686 for the years ended December 31, 2008, 2007 and 2006, respectively, related to the cumulative difference in amounts previously capitalized for such assets because the cumulative amounts capitalized under Mexican FRS have exceeded those amounts under U.S. GAAP.

(f)	Fixed assets—Impairment

For Mexican FRS purposes, as described in Note 3(j), PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable under Bulletin C-15.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

U.S. GAAP does not allow for reversal of losses; PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis.

During 2008, 2007 and 2006, the application of discount rates under Mexican FRS and undiscounted rates under U.S. GAAP did not result in any difference.

In determining the estimated future cash flows for impairment purposes for all periods presented, hydrocarbon duties based on sales to third parties have not been included in the net cash flows calculation for both Mexican FRS and U.S. GAAP. Management believes that the hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to its parent, and therefore are properly excluded from the net cash flow calculation.

Under Mexican FRS, Bulletin C-15 became effective on January 1, 2004. Prior to this bulletin becoming effective, under U.S. GAAP, PEMEX would recognize an impairment charge in the U.S. GAAP net (loss) income reconciliation. During 2008 and 2006 PEMEX recognized an impairment charge under Mexican FRS of Ps. 807,050 and Ps. 703,247 respectively, relating to Pemex-Petrochemicals and Pemex-Exploration and Production assets. Because the assets related to the 2008 and 2006 Mexican FRS impairment charge had already been impaired under U.S. GAAP, these charges have been reversed for U.S. GAAP purposes. During 2007, there was no impairment under Mexican FRS. The 2008, 2007 and 2006 U.S. GAAP net (loss) income reconciliation also includes a credit of Ps. 3,094,290, Ps. 3,344,517 and Ps. 3,275,319, respectively, for depreciation due to the difference in carrying values of long-lived assets between Mexican FRS and U.S. GAAP. In addition, the 2008 U.S. GAAP net loss reconciliation includes a debit of Ps. 699,847 because the impairment reversal accounted for under Mexican FRS during 2008 is not permitted under U.S. GAAP.

(g)	Fixed assets—Depreciation convention

Until 2002, under PEMEX’s accounting policies, assets would begin to depreciate in the year after which they were placed in service. Under U.S. GAAP, however, assets are depreciated from the date they were placed in service. Beginning in 2003, PEMEX prospectively changed its accounting policies requiring depreciation from the month after the asset was placed into service and therefore eliminating any differences between Mexican FRS and U.S. GAAP for assets placed in service in 2003 and later years. The 2007 and 2006 U.S. GAAP adjustments reflect a credit to income of Ps. 783,144 for the reversal of the depreciation expense previously recorded under U.S. GAAP for assets placed in service before 2003. Commencing January 1, 2008, no reversal of the depreciation expense previously recorded for assets placed in service before 2003 is required.

(h)	Accounting for derivative financial instruments

For U.S. GAAP purposes, PEMEX applies SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (as amended, “SFAS 133”), which requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet as assets or liabilities at their fair values and that changes to fair values be recognized immediately in earnings, unless the derivative qualifies as a “hedge” (as defined in SFAS 133), for which certain special accounting treatment is permitted.

In accordance with U.S. GAAP, hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship. PEMEX assesses the effectiveness of each hedging relationship prospectively and retrospectively at the designation date and in each month thereafter, to ensure that the application of hedge accounting treatment was appropriate for the prior year and future periods. PEMEX considers hedge accounting to be appropriate if the assessment of hedge effectiveness

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value or cash flow variability due to the hedged risk of the hedged item or transaction.

If a derivative instrument qualifies as a fair value hedge, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks are recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item.

If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported as stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Effective gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative’s fair value change, where that derivative is used in a cash flow hedge, is recorded as current earnings in the comprehensive financing result. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statement of operations in the comprehensive financing result.

PEMEX also evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included. If embedded derivatives exist that are not clearly and closely related to the host contract or either include leverage features or exposure to the substantial loss of the principal in the case of structured products, they are accounted for separately from the host contract as freestanding derivatives, with changes in their fair value recorded in current earnings in the comprehensive financing result to the extent that the hybrid instrument is not already recorded at fair value with changes in fair value recorded in earnings.

When, under the fair value hedge accounting model, hedge accounting is discontinued due to PEMEX’s determination that the derivative no longer qualifies as an effective fair value hedge, PEMEX will continue to carry the derivative on the balance sheet at its fair value with changes in fair value recorded in earnings under the comprehensive financing result item. The related hedged asset, liability or firm commitment will cease to be adjusted for changes in fair value that are due to the previously hedged risk and subsequent interest accrual will be recognized based on the new effective interest yield or funding cost, taking into account the fair value hedge adjustment amount as of the termination date of the hedging relationship. When PEMEX discontinues hedge accounting in a cash flow hedge relationship because it is no longer probable that the forecasted transaction will occur in the originally expected period or within two months, the effective gain or loss on the derivative remaining in accumulated other comprehensive income is reclassified immediately into earnings; if a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized in current earnings and the effective portion, as of the date the cash flow hedge relationship ceased to exist, is recorded in earnings based on where the hedged item had an effect, in the amount needed to achieve the effective yield or funding cost provided by the derivative while the hedged item still impacts earnings.

The remaining adjustment of the carrying amount of a fair value hedged asset, liability or firm commitment will remain part of the carrying amount of that asset or liability or firm commitment until the asset or liability is sold or written off, the liability expires, is paid or transferred or the firm commitment ceases to exist. In fair value hedges, an adjustment of the carrying amount of a hedged interest-bearing

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

financial instrument will be amortized to earnings as part of the new effective yield; amortization will begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

For Mexican FRS purposes, effective on January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (“Bulletin C-10”). Bulletin C-10 contains provisions similar to those of SFAS 133, and provides expanded guidance for the recognition, valuation, accounting treatment and disclosure applicable to derivative financial instruments such as hedges and embedded derivatives, including the need for contemporaneous hedge documentation and effectiveness testing.

Similar to the requirements under U.S. GAAP, contracts need to be assessed for embedded derivatives with such derivatives needing to be bifurcated from the host contracts under certain conditions and recognized at fair value with fluctuations recognized in earnings. For Mexican FRS purposes, PEMEX, in accordance with Bulletin C-10, recognized embedded derivatives within several contractual agreements related to, among other things, services in connection with construction projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX and denominated in foreign currencies, and in accordance with their terms, the related foreign currency components generate embedded derivatives, but these embedded derivatives are not required to be bifurcated from the host contracts under Bulletin C-10. For U.S. GAAP purposes, foreign currency embedded derivatives in either recognized financial instruments or non-recognized contractual agreements are bifurcated from host contracts when the payments under such contracts are not denominated in one of the functional currencies of either of the counterparties.

Therefore, as of December 31, 2008, there are differences between Mexican FRS and U.S. GAAP related to accounting for derivative instruments and hedging activities (including embedded derivatives attributable to the embedded non-functional currency component). Additionally, U.S. GAAP allows for non-effectiveness testing associated with the use of interest rate swaps, when they meet certain general and particular conditions in designated hedging relationships (known as the “short-cut method criteria”).

As a result of the above, PEMEX has recognized a U.S. GAAP adjustment for the years ended December 31, 2008, 2007 and 2006, representing a net (loss) gain of (Ps. 15,188,098), (Ps. 8,149,706) and Ps. 74,673, respectively, reported in the comprehensive financing result in the consolidated statements of operations.

For the years ended December 31, 2008, 2007 and 2006, PEMEX recognized a net (loss) gain of (Ps. 1,268,722), Ps. 656,699 and Ps. 5,274,109, respectively, reported as “derivative financial instruments” in the consolidated other comprehensive income (loss) statement under U.S. GAAP.

As to permissible exclusions under both Mexican FRS and U.S. GAAP, for hedge effectiveness testing on formalized hedge relationships, PEMEX uses all components of each derivative’s gain or loss that were included in the assessment and measurement of hedge effectiveness, except for the time value (extrinsic value changes) in the case of option contracts. The time value exclusion effect with respect to options-based hedges is reflected in the comprehensive financing result within earnings.

In accordance with SFAS 157, “Fair Value Measurements” (“SFAS 157”), PEMEX values its financial derivative instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 2 of the SFAS 157 fair value hierarchy for market participant assumptions. PEMEX’s financial derivative instruments portfolio does not contain any exotic instruments whose valuation would require reference to unobservable parameters or inputs, i.e., parameters that cannot be implied from liquid instruments readily observable in the financial markets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The valuation of PEMEX’s financial derivative instruments portfolio is based on market information obtained from established independent sources of market prices, such as Tullet & Tokyo, ICAP and PIP, as well as pricing information provided by the major world trading markets including NYMEX and CBOT, and adjusted as required by the provisions of SFAS 157.

Pursuant to the provisions of SFAS 157, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities. When available, PEMEX measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The following table presents information about PEMEX’s assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2008. PEMEX’s accounting for these assets and liabilities was not impacted by the adoption of SFAS 157.

	Fair Value Measurements Using
	Quoted Prices in		Significant Other		Significant		Total as of
	Active Markets		Observable Inputs		Unobservable		December 31,
	(Level 1)		(Level 2)		Inputs (Level 3)		2008

Assets:
Derivative financial instruments	Ps.	-	Ps.	22,285,896	Ps.	-	Ps.	22,285,896
Investments in shares of non-consolidated subsidiaries and affiliates		-		16,759,351		-		16,759,351

Liabilities:
Derivative financial instruments		-		39,903,930		-		39,903,930

The valuation methods used to measure PEMEX’s financial instruments’ fair value include (1) obtaining directly comparable market quotes from major market sources and (2) where directly comparable quotes are not available, calculating fair value based on quotes from major market sources which are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives.

(i)	Profit in inventory

Under Mexican FRS, PEMEX values crude oil and derivatives for export at realizable value with the difference between the realizable value and cost recorded in earnings. In contrast, U.S. GAAP requires that inventories be recorded at the lower of cost or market value. For U.S. GAAP equity reconciliation purposes, PEMEX has eliminated the effect of recognizing a profit within its ending inventory balance at each period end. For net (loss) income reconciliation purposes, the adjustment for 2008 reflects the reversal of the prior year’s equity adjustment as inventory is sold.

(j)	Advance payments on minimum guaranteed dividend

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The effective rate used to calculate the minimum guaranteed dividend was LIBOR plus 6.3165% in 2007.

The final payment of capitalized debt amounted to U.S. $392,310, and was made in January 2007. After that payment, Petróleos Mexicanos was no longer obligated to pay a minimum guaranteed dividend or to make advance payments thereon.

(k)	Accounting for available-for-sale securities (Repsol)

Pursuant to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), PEMEX classifies its investment securities as “available-for-sale” and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive (loss) income. The fair value of the securities is determined by quoted market prices at December 31, 2008, 2007 and 2006. An impairment loss is recognized when the loss is considered other than temporary.

Under Mexican FRS, these investment securities are also recorded at fair value but the unrealized gains and losses are reflected in earnings. The income (loss) adjustments for the years ended December 31, 2008, 2007 and 2006 reflect the reversal of the fair value adjustment to earnings as reflected under Mexican FRS, because U.S. GAAP requires such adjustment to be reflected in other comprehensive (loss) income.

(l)	Effects of inflation on the U.S. GAAP adjustments

For the years ended December 31, 2007 and 2006, various U.S. GAAP adjustments included herein are adjustments to monetary assets and liabilities recorded under Mexican FRS pursuant to FRS B-10 as described in Note 3a. and, therefore, the adjustments to the respective balance would also result in an adjustment to the monetary gain or loss as reported under Mexican FRS for each of the two years then ended. Effective on January 1, 2008, no U.S. GAAP adjustments were made to the monetary assets and liabilities recorded under Mexican FRS pursuant to FRS B-10.

(m)	Deferred income taxes

As described in Note 18, during 2005, a new fiscal regime was enacted that became applicable to Petróleos Mexicanos and its Subsidiary Entities effective on January 1, 2006. Due to the related change in tax regime, Petróleos Mexicanos and its Subsidiary Entities began recognizing deferred income taxes during 2005. The U.S. GAAP equity adjustment represents the cumulative impact of deferred income taxes relating to the other U.S. GAAP adjustments applicable to Petróleos Mexicanos and its Subsidiary Entities.

(n)	Reclassification of Pemex Finance equity to minority interest

Effective on July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. (“Pemex Finance”). As a result, since 2005, the financial results of Pemex Finance have been consolidated into the financial statements of PEMEX for Mexican FRS purposes. Historically, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented. However, under U.S. GAAP, net income and retained earnings from Pemex Finance are reclassified as minority interest due to the fact that PEMEX does not currently own any of the shares of Pemex Finance. The U.S. GAAP adjustment related to Pemex Finance represents the reclassification of net income and equity recognized under Mexican FRS to minority interest.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

(o)	Sale of shares of Repsol

As discussed in Notes 8 and 11, during 2008, PEMEX’s subsidiary RepCon Lux redeemed its bonds exchangeable for Repsol shares. In order to address related liability yet retain the economic and voting rights of 58,679,799 Repsol shares, or approximately 4.81% of Repsol’s share capital, PEMEX entered into four equity swaps with financial institutions, monetizing the value of 58,679,799 shares. PEMEX thereby retained the economic and voting rights discussed above, utilizing the proceeds of the swaps to liquidate the exchangeable bonds. For U.S. GAAP purposes, the transfer of the shares does not meet the criteria for sale recognition. Accordingly, the gain was reversed and the transfer of the shares treated as a financing transaction. Therefore, under U.S. GAAP, the Repsol shares are evaluated pursuant to SFAS 115 (see Note 21 I (k)), and a liability equal to the notional amount resulting from these transactions is reflected on the balance sheet.

II.	Additional disclosure requirements:

(a)	Consolidation of Pemex Finance

PEMEX and certain subsidiaries have entered into several agreements with Pemex Finance under which Pemex Finance purchases existing accounts receivable and rights to future receivables from certain customers. Pemex Finance obtains resources for such purchases through the placement of debt instruments in the international markets as well as the recurring returns on its investments. Since 2005, the financial results of Pemex Finance have been consolidated in the financial statements of PEMEX under Mexican FRS.

Under SFAS 140, “Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125” (“SFAS 140”), PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities of a Qualified Special Purpose Entity (“QSPE”) and has determined that Pemex Finance does not qualify as a QSPE and should therefore be consolidated for U.S. GAAP purposes. Consequently, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented; however, its net income and equity recognized under Mexican FRS are reclassified as minority interest, as described in Note 21 I(n).

(b)	Special Tax on Production and Services (“IEPS Tax”)

Under Mexican FRS, the IEPS Tax is reflected as part of “Net domestic sales” when charged to customers and the amounts payable to the Mexican Government are then deducted from “Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standards.”

Under U.S. GAAP, this tax would have no net effect on revenues nor would it be deducted from “Income before taxes and duties, net of IEPS tax,” as both the amount charged to customers and the amount accrued as payable to the tax authorities would be excluded from revenues (i.e., there is no gross-up).

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

PEMEX’s internal procedures for identifying necessary remediation works and estimating and monitoring environmental liabilities.

These guidelines establish that an environmental liability exists when:

(i)	As a result of the activities of PEMEX, an affected area is identified in a particular site, and PEMEX undertakes a formal commitment to correct the environmental deficiency, in accordance with the criteria, guidelines, standards and legal framework in force; and

(ii)	A reasonable estimate of the costs of remediation or cleanup of the identified affected area has been made, including the costs of the assessment studies.

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

PEMEX believes its environmental liabilities are probable when its initial studies reveal the existence of contamination in the inspected areas at levels above those permitted by Mexican law, indicating that PEMEX will have to perform remediation works necessary to bring the site into compliance. PEMEX believes the liability is reasonably estimable when (i) an assessment of the size of the affected area has been made, (ii) it has compared the affected area to other affected areas identified and addressed in the past and (iii) based on PEMEX’s experience with current or recent activities on similar sites, PEMEX can assess the estimated remediation costs in order to be able to calculate the corresponding environmental liability. Thus, PEMEX accrues for these environmental liabilities when it identifies affected areas with contamination levels above those permitted by Mexican law and PEMEX is able to make a reasonable estimate of the size of the affected area and the remediation cost. In addition, PEMEX periodically revises its estimates of environmental liabilities as it obtains new information during the course of the remediation works in order to ensure that its estimates are based on the most accurate and updated information.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

During 2008, 2007 and 2006, PEMEX spent Ps. 4,255,000, Ps. 4,120,000 and Ps. 4,175,000, respectively, on various environmental projects and related expenditures. The most important projects have included the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, environmental investigative studies and the conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas. Currently, PEMEX is developing a procedure, the Procedimiento para la Determinación de Gastos Asociados a las Actividades de Seguridad Industrial y Protección Ambiental (Procedure for the Determination of Costs Associated with Industrial Safety and Environmental Protection) to determine the costs and expenses related to activities associated with industrial safety and environmental management.

PEMEX’s management believes that its operations are in substantial compliance with the General Law on Ecological Equilibrium and Environmental Protection (the “Environmental Law”), as such law has been historically interpreted and enforced.

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

Because PEMEX has exclusive rights over production and processing of crude oil, natural gas and refined products within Mexico, there are no instances of joint liability; PEMEX is the sole responsible party in the event of environmental damage. PEMEX obtains insurance policies to cover the cost of certain environmental contingencies. The liability accruals are not reflected net of any amounts forthcoming under such policies.

Environmental liabilities accrued in the consolidated financial statements, for both Mexican FRS and U.S. GAAP purposes, as of December 31, are divided among the operating units as follows:

	2008		2007

Pemex-Exploration and Production	Ps.	269,703	Ps.	371,639
Pemex-Refining		1,371,819		1,507,709
Pemex-Gas and Basic Petrochemicals		107,530		211,692
Pemex-Petrochemicals		2,400		2,400

Total Environmental Liability Accrual	Ps.	1,751,452	Ps.	2,093,440

(d)	Dismantlement and abandonment costs

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The Petroleum Works Law provides that wells must be plugged, or in certain cases, capped, to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. The Petroleum Works Law requires that PEMEX plug a well when it turns out to be dry, is invaded with salt water or is abandoned due to a mechanical accident, or once a well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production. All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and convenient manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface.

PEMEX must obtain authorization from the Ministry of Energy before performing any plugging activities. The Petroleum Works Law also states that the Ministry of Energy may authorize temporary plugging of exploratory wells where production of hydrocarbons is commercially feasible but for which there are no adequate means of exploitation.

PEMEX monitors and reviews its own internal estimates of costs to undertake dismantlement and abandonment at levels consistent with Mexican legal requirements and guidelines for oil and gas industry extraction activities. Estimates as to aggregate costs include PEMEX’s operational specifics such as the number of onshore and offshore wells, depth of wells, the varying nature of offshore platforms, expected production lives, current expectations as to when the costs will be incurred based on present production rates and other operational specifics. The actual costs incurred in the dismantlement and retirement of wells are considered where practicable, as described above. The average cost for plugging and dismantlement varies from producing region to producing region and from platform to platform. For the offshore regions, to the extent that actual costs are not available due to limited plugging and dismantlement activity historically, PEMEX relies on estimates based on services costs. The estimated costs are both peso- and U.S. dollar-denominated.

(e)	Employee benefits

The components of termination and retirement benefits, calculated in accordance with SFAS 87, SFAS 106 and SFAS 158, using December 31, 2008 as a measurement date, as disclosed in accordance with FRS D-3, consisted of the following:

	Termination		Retirement		Total
	Benefits		Benefits		Benefits
	2008		2008		2008

Service cost	Ps.	1,780,958	Ps.	13,624,124	Ps.	15,405,082
Interest cost		1,784,136		54,535,944		56,320,080
Return on plan assets		-		(891,059)		(891,059)
Net amortization of gain and losses		105,636		1,260,944		1,366,580
Amortization of net transition obligation		381,379		11,657,479		12,038,858
Plan amendments		21,709		603,826		625,535

Net cost under U.S. GAAP		4,073,818		80,791,258		84,865,076
Net cost under Mexican FRS		(12,140,547)		(100,503,130)		(112,643,677)

Additional benefit recognized under U.S. GAAP(1)	(Ps.	8,066,729)	(Ps.	19,711,872)	(Ps.	27,778,601)

(1)	The net period cost variation between 2008 against 2007 of Ps. 27,778,601 is cause mainly by the effects of the adoption of the New Mexican FRS D-3, effective January 1, 2008 (see notes 3(l) an 21 I(b).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The termination and retirement benefits liability as of December 31 under SFAS 87, SFAS 106 and SFAS 158, disclosed in accordance with FRS D-3 was as follows:

	Termination		Retirement		Total
	Benefits		Benefits		Benefits
	2008		2008		2008

Projected benefit obligation	Ps.	20,118,890	Ps.	618,212,500	Ps.	638,331,390
Plan assets at fair value		-		(5,109,406)		(5,109,406)

Projected benefit obligation in excess of plan assets		20,118,890		613,103,094		633,221,984
Unrecognized net loss		-		-		-
Unrecognized transition obligation		-		-		-
Unrecognized prior service costs		-		-		-

Accrued liability under U.S. GAAP		20,118,890		613,103,094		633,221,984
Accrued liability recognized under Mexican FRS		(19,436,001)		(475,647,542)		(495,083,543)

U.S. GAAP adjustment to employee benefits liability after recognition of SFAS 158		682,889		137,455,552		138,138,441
Accumulated other comprehensive loss		(1,797,175)		(124,385,573)		(126,182,748)

Net U.S. GAAP adjustment to employee benefits liability	(Ps.	1,114,286)	Ps.	13,069,979	Ps.	11,955,693

Changes in the amounts recognized in accumulated other comprehensive income under U.S. GAAP as of December 31, 2008 and 2007 were as follows:

	Termination		Retirement		Total
	Benefits		Benefits		Benefits
	2008		2008		2008

Accumulated other comprehensive income at beginning of year(1)	Ps	6,741,940	Ps	204,557,413	Ps.	211,299,353
Total unrecognized gains		(4,436,041)		(66,649,591)		(71,085,632)
Net amortization of gain and losses		(105,636)		(1,260,944)		(1,366,580)
Amortization of net transition obligation		(381,379)		(11,657,479)		(12,038,858)
Plan amendments		(21,709)		(603,826)		(625,535)

Accumulated other comprehensive income at end of year	Ps.	1,797,175	Ps	124,385,573	Ps	126,182,748

(1)	For disclosure and comparability purposes only, the beginning balance is presented in accordance with the new FRS D-3.

	Pensions and		Other Post-
	Seniority		retirement		Total
	Premiums		Benefits		Benefits
	2007		2007		2007

Service cost	Ps.	5,208,308	Ps.	899,263	Ps.	6,107,571
Net amortization of gain and losses		50,864,224		26,447,573		77,311,797
Amortization of net transition obligation		63,402,660		64,477,325		127,879,985

Accumulated other comprehensive income at end of year	Ps.	119,475,192	Ps.	91,824,161	Ps.	211,299,353

The following two tables are presented for comparison purposes only and present 2007 and 2006 U.S. GAAP figures in accordance with the previous FRS D-3 disclosure requirements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The components of employee benefits at December 31, 2007 and 2006, calculated in accordance with SFAS 87, SFAS 106 and SFAS 158, consisted of the following:

	Pensions and		Other		Total		Pensions and		Other		Total
	Seniority		Post-retirement		Benefits		Seniority		Post-retirement		Benefits
	Premiums		Benefits		2007		Premiums		Benefits		2006

Service cost	Ps.	9,088,563	Ps.	6,401,276	Ps.	15,489,839	Ps.	7,110,082	Ps.	5,898,415	Ps.	13,008,497
Interest cost		27,204,694		21,792,647		48,997,341		23,954,649		17,713,447		41,668,096
Return on plan assets		(11,149)		—		(11,149)		(32,821)		—		(32,821)
Net amortization of gain and losses		431,153		249,912		681,065		349,640		(2,276,363)		(1,926,723)
Amortization of net transition obligation		5,733,629		5,904,394		11,638,023		5,708,786		5,856,234		11,565,020
Adjustment to net periodic pension cost due to inflation		866,361		686,648		1,553,009		1,521,663		1,104,919		2,626,582
Plan amendments		527,348		77,386		604,734		522,253		80,166		602,419

Net cost under U.S. GAAP		43,840,599		35,112,263		78,952,862		39,134,252		28,376,818		67,511,070
Net cost under Mexican FRS		(46,169,035)		(39,137,820)		(85,306,855)		(41,073,977)		(33,419,372)		(74,493,349)

Additional (benefit) expense recognized under U.S. GAAP	(Ps.	2,328,436)	(Ps.	4,025,557)	(Ps.	6,353,993)	(Ps.	1,939,725)	(Ps.	5,042,554)	(Ps.	6,982,279)

Employee benefits liability as of December 31, 2007, under SFAS 87, SFAS 106 and SFAS 158, consisted of the following:

	Pensions and		Other Post-		Total Benefits
	Seniority Premiums		retirement Benefits		2007

Accumulated benefit obligation	Ps.	354,120,653	Ps.	151,260,773	Ps.	505,381,426

Projected benefit obligation		364,687,896		297,901,279		662,589,175
Plan assets at fair value		(7,122,630)		—		(7,122,630)

Projected benefit obligation in excess of plan assets		357,565,266		297,901,279		655,466,545
Accrued liability recognized under U.S. GAAP		357,565,266		297,901,279		655,466,545
Accrued liability recognized under Mexican FRS		(232,543,132)		(171,889,766)		(404,432,898)

U.S. GAAP adjustment to employee benefits liability after recognition of SFAS 158.	Ps.	125,022,134	Ps.	126,011,513	Ps.	251,033,647
Accumulated other comprehensive loss		119,475,192		91,824,161		211,299,353

Net U.S. GAAP adjustment to employee plan benefits liability	Ps.	5,546,942	Ps.	34,187,352	Ps.	39,734,294

Actuarial assumptions, expressed in nominal rates, used in the calculation of employee benefits plan cost under U.S. GAAP as of December 31, 2008, 2007 and 2006, were as follows:

	2008	2007	2006

Discount rate	8.75%	8.42%	8.42%
Rate of increase in compensation levels	5.00%	4.52%	4.52%
Expected long-term rate of return on assets	8.50%	8.42%	8.42%
Health care cost trend rate	5.50%	5.56%	5.56%

The calculation of employee benefits plan cost under SFAS 87, SFAS 106 and SFAS 158 requires considerable judgment with respect to choosing actuarial assumptions. Each significant assumption reflects

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

PEMEX’s best estimate of the plan’s future performance solely with respect to that assumption. Assumed discount rates and compensation levels often have the greatest effect on employee benefits plan cost, and are related because both are affected by some of the same economic factors. The discount rate is based upon the current prices for settling the pension obligation, referred to as the “settlement rate,” and the current yield on high quality corporate bonds (AA or better) of term and currency consistent with the benefit obligation as of the measurement date. According to the external actuary, assumed compensation levels reflect PEMEX’s estimate of actual future compensation levels for the individuals involved and are consistent with assumed discount rates to the extent that both incorporate expectations of the same future economic conditions.

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

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2008 and 2007 were Ps. 4,039,137 and Ps. 2,609,707, respectively.

The expected timing of payments of employee benefits according to the plans in each of the next ten years, through 2018, is as follows:

	Retirement and		Post-retirement
	Termination		Expected Benefit
Year	Expected Benefit Payment		Payment

2009	Ps.	16,800,046	Ps.	12,674,676
2010		17,717,677		13,363,706
2011		19,118,136		14,405,618
2012		20,724,682		15,617,771
2013		22,365,251		16,843,162
2014		24,240,316		18,239,043
2015		26,213,974		19,707,320
2016		28,149,453		21,152,712
2017		30,253,310		22,721,883
2018		32,395,185		24,306,735

Total	Ps.	237,978,030	Ps.	179,032,626

The objective of PEMEX’s investment guidelines with respect to its plan assets is to grant the highest security together with an adequate rate of return, maintaining the purchasing power of the investments. The comparative benchmark used by PEMEX is the monthly average of primary interest rates of Mexican Government 28-day Treasury bills (“Cetes 28”).

The investment guidelines list certain prohibited investments, such as securities of companies that are subject to intervention by a regulatory authority, subordinated securities, convertible securities, certain foreign exchange securities, derivatives such as futures, forwards, swaps, options, exotic options, swaptions, etc. (except structured notes in pesos with protected initial investment), securities having terms with certain characteristics such as liquidity, risk, return, or maturity that do not comply with certain requirements set by PEMEX’s Financial Resources Committee and securities not listed on the Mexican Stock Exchange.

The expected long-term rate of return is based on the guidelines of the Mexican Society of Consulting Actuaries, which annually issues recommendations for selecting financial assumptions based on a historical analysis conducted using economic variables such as inflation, risk-free interest rates and increases to the legal minimum wage as well as salaries in general.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

As of December 31, 2008 and 2007, all of PEMEX’s plan assets were invested in Mexican Government bonds and bonds issued by financial institutions listed on the Mexican Stock Exchange. The following table shows PEMEX’s actual investment allocation at December 31 of each year.

Securities	2008	2007

Mexican Government Bonds	49%	84%
Bonds issued by financial institutions listed on the Mexican Stock Exchange	51%	16%

Total	100%	100%

Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the healthcare cost trend rate was to increase net expense for other post-retirement benefits by Ps. 14,053,773 for 2008, Ps. 9,686,783 for 2007 and Ps. 1,748,864 for 2006, and to increase the accumulated post-retirement benefit obligation by Ps. 99,032,498 for 2008, Ps. 14,698,361 for 2007 and Ps. 13,928,396 for 2006. The effect of a 1% decrease in the health care cost trend rate was to decrease net expense for other post retirement benefits by Ps. 11,706,879 for 2008, Ps. 6,386,544 for 2007 and Ps. 1,403,883 for 2006, and to decrease the accumulated post retirement benefit obligation by Ps. 82,636,860 for 2008, Ps. 12,007,042 for 2007 and Ps. 11,383,680 for 2006.

PEMEX recognized SFAS 158, and included its effects in the results of the actuarial valuation of its labor obligations, effective on January 1, 2007. Pursuant to the requirements of SFAS 132, the following tables present a reconciliation of the beginning and ending balances of plan assets’ fair value and the accumulated post-retirement benefit obligation:

	Employee Benefits
	2008		2007

Change in projected benefit obligation (PBO)
Projected benefit obligation at beginning of year	Ps.	662,589,175	Ps.	581,386,084
Effect of inflation on beginning balance		-		21,854,304
Service cost		15,405,082		15,489,839
Interest cost		56,320,080		48,997,341
Prior service costs and plan amendments		-		804,702
Actuarial (gains)/losses		(75,325,106)		15,852,177
Benefits paid		(20,657,841)		(21,795,272)

Projected benefit obligation at end of year	Ps.	638,331,390	Ps.	662,589,175

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	7,122,630	Ps.	2,041,656
Effect of inflation on beginning balance		-		76,746
Actual return on plan assets		840,981		(758,787)
Company contributions		17,803,636		24,953,065
Transfer of funds		-		-
Benefits paid		(20,657,841)		(19,190,050)

Fair value of plan assets at end of year	Ps.	5,109,406	Ps.	7,122,630

(f)	Leases

As of December 31, 2008, PEMEX did not have any significant operating lease arrangements. However, in 2008 PEMEX did enter into capital lease arrangements, for a total amount of U.S. $435,235 with

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

a fixed rate of 1.99% and an established term of 2008-2019. The following table shows the effective future minimum obligation under these capital lease arrangements as of December 31, 2008:

Year	Pesos	U.S.$

2009	596,403	44,053
2010	596,403	44,053
2011	596,403	44,053
2012	596,403	44,053
2013	596,403	44,053
2014 and thereafter	2,910,324	214,970

	5,892,339	435,235
Less amount representing interest	1,602,402	118,361
Less current portion of leases	596,403	44,053

Long-term lease obligations	3,693,534	272,821

(g)	Supplemental geographical information

The majority of PEMEX’s operations are in Mexico. The following shows PEMEX’s domestic and export sales for the years ended December 31 (on a Mexican FRS basis):

	2008		2007		2006

Domestic sales	Ps.	679,754,126	Ps.	592,047,961	Ps.	567,289,873
Export sales:
United States		528,741,009		441,431,866		450,196,550
Canada, Central and South America		35,020,496		36,547,306		35,426,621
Europe		62,850,659		52,691,863		41,273,059
Far East		17,806,074		12,255,823		8,247,818

Total export sales	Ps.	644,418,238	Ps.	542,926,858	Ps.	535,144,048

Total sales	Ps.	1,324,172,364	Ps.	1,134,974,819	Ps.	1,102,433,921

PEMEX does not have significant long-lived assets outside of Mexico.

For the years ended December 31, 2008 and 2006, under Mexican FRS, PEMEX recognized non-cash fixed asset impairment charges and reversals per segment as discussed in Note 21 I(f).

(h)	Valuation and qualifying accounts

The valuation and qualifying accounts for PEMEX are as follows:

	Balance at		Additions
	beginning of		charged to				Balance at
Description	period		costs and expenses		Deductions		end of period

For the year ended December 31, 2008:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	1,490,934	Ps.	515,479	(Ps.	268,314)	Ps.	1,738,099
For the year ended December 31, 2007:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	2,674,170	Ps.	12,242,359	(Ps.	13,425,595)	Ps.	1,490,934
For the year ended December 31, 2006:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	2,709,459	Ps.	153,181	(Ps.	188,470)	Ps.	2,674,170

Note:	The above valuation and qualifying accounts are presented in accordance with U.S. GAAP. The Mexican FRS accounts titled “reserve for dismantlement and abandonment activities, sundry creditors and others” and “reserve for employee benefits” are accrued liability accounts, not valuation and qualifying accounts, and have not been included in the table above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

(i)	Significant risks and uncertainties

Environmental

The ultimate costs to be incurred in relation to PEMEX’s environmental contingencies may exceed the total amounts reserved. Additional liabilities may be accrued as the assessment work is completed and formal remediation plans are formulated. Numerous factors affect the reliability and precision of cleanup cost estimates, including the individual characteristics of the site, the lack of specific guidance as to permissible levels of pollution and the type of technology available for remediation, as well as general economic factors, such as inflation.

As discussed in this Note, PEMEX accrues an environmental liability when a reasonable estimate of the costs for remediation or cleanup of the identified affected area has been made. In some cases, investigations are not yet at a stage where PEMEX is able to quantify the liability or estimate a range of possible exposure. In such cases, the amounts of PEMEX’s liabilities are indeterminate due to the unknown magnitude of possible contamination, the imprecise and conflicting engineering evaluations and estimates of proper cleanup methods and costs, the unknown timing and extent of the corrective actions that may be required and the ambiguities in Mexican environmental laws and regulations.

PEMEX is not aware of any unasserted claims or assessments that may give rise to an environmental liability, and therefore, no amounts related to such items have been reflected in the environmental accrual.

Mexican Government

The operations and earnings of PEMEX have been, and may in the future be, affected from time to time in varying degree by political developments and laws and regulations, such as forced divestiture of assets, budgetary adjustments, restrictions on production levels and capital expenditures, price controls, tax increases, cancellation of contract rights, refined product specifications and environmental, health and safety regulations. Both the likelihood of such occurrences and their overall effect upon PEMEX are not estimable.

Labor

PEMEX employees belonging to the Petroleum Workers’ Union (the “Union”) represent approximately 80.1% of its workforce. They have a collective bargaining agreement which is renegotiated every two years. On July 17, 2007, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2007. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2009. In addition, in July 2008, Petróleos Mexicanos and the Union agreed to a 4.8% increase in wages and a 1.9% increase in other benefits under the existing collective bargaining agreement.

Product prices

Because PEMEX’s major products are energy-related commodities, significant changes in the international prices of crude oil, natural gas, refined products and petrochemical products could have a significant impact on PEMEX’s results of operations in any particular year. In 2008, crude oil represented approximately 35% of PEMEX’s sales revenues net of the IEPS Tax, and prices of the products PEMEX produces can be influenced by changes in crude oil prices, which makes it reasonably possible that PEMEX could suffer near-term severe impacts from fluctuations in prices.

(j)	Capitalized software costs

Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs, net of amortization, as of December 31, 2008 and 2007,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

amounted to Ps. 140,606 and Ps. 162,404, respectively. Amortization expense for the years ended December 31, 2008, 2007 and 2006 amounted to Ps. 325,529, Ps. 112,310 and Ps. 145,810, respectively.

(k)	Supplemental condensed information on a U.S. GAAP basis

The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this Note.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

	2008		2007

ASSETS
Total current assets	Ps.	364,291,807	Ps.	397,534,791
Properties, plant and equipment, net		830,316,145		777,900,994
Current deferred income tax assets		612,804		417,850
Other assets		44,242,943		35,865,531

Total assets	Ps.	1,239,463,699	Ps.	1,211,719,166

LIABILITIES
Other current liabilities	Ps.	191,931,625	Ps.	290,099,944
Reserve for employee benefits		59,311,802		23,977,799

Total current liabilities		251,243,427		314,077,743
Long-term debt		495,486,625		424,828,472
Reserve for dismantlement and abandonment activities, sundry creditors and others		55,292,694		31,467,254
Reserve for employee benefits		573,910,182		631,488,746
Noncurrent deferred income tax liabilities		7,360,000		6,524,342

Total liabilities		1,383,292,928		1,408,386,557
Minority interest		1,590,284		1,415,775
TOTAL EQUITY (DEFICIT)		(145,419,513)		(198,083,166)

Total liabilities and equity	Ps.	1,239,463,699	Ps.	1,211,719,166

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2008, 2007 AND 2006

	2008		2007		2006

Total revenues, net of IEPS tax	Ps.	1,328,949,952	Ps.	1,139,256,618	Ps.	1,106,100,703
Cost of sales		597,279,059		469,614,890		413,280,469

Gross income		731,670,893		669,641,728		692,820,234
General expenses		103,806,044		84,939,004		78,753,185

Operating income		627,864,849		584,702,724		614,067,049
Other revenues		197,990,840		79,797,820		58,622,698
Comprehensive financing result (cost)		(123,863,092)		(25,609,627)		(18,151,461)
Profit sharing in non-consolidated subsidiaries and affiliates		1,815,570		5,791,312		7,078,236

Income before taxes, duties and other and minority interest		703,808,167		644,682,229		661,616,522
Taxes and duties, net of IEPS tax		(771,714,426)		(677,318,216)		(604,839,287)
Minority interest		140,652		(6,089)		(54,789)

Net (loss) income	(Ps.	67,765,607)	(Ps.	32,642,076)	Ps.	56,722,446

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2008, 2007 AND 2006

	2008		2007		2006

Operating Activities
Net (loss) income for the year	(Ps.	67,765,607)	(Ps.	32,642,076)	Ps.	56,722,446
Adjustments to reconcile net (loss) income to cash
provided by (used in) operating activities:
Depreciation and amortization		87,087,987		68,929,829		61,981,571
Reserve for employee benefits		84,865,076		78,952,867		67,511,070
Loss on disposal of fixed assets		—		10,051,439		3,240,015
Allowance for uncollectible trade accounts		—		(1,086,357)		70,256
Minority interest		140,652		4,157		67,788
Foreign exchange loss (gain)		93,672,090		4,318,464		13,966,773
Accrued interest		(2,800,590)		4,607,397		—
Profit sharing in Subsidiaries		(1,815,570)		(5,533,058)		(4,157,818)
Deferred income taxes		(261,357)		1,881,378		(1,861,265)
Dismantlement and abandonment costs in fixed assets		—		—		(1,992,048)
Unrealized gains on financial instruments		—		(8,149,706)		(74,672)
Gain from monetary position		—		(13,413,563)		(14,819,222)

		193,122,681		107,920,771		180,654,894

Changes in operating assets and liabilities:
Accounts and notes receivable		(34,644,747)		(10,237,517)		(19,845,331)
Inventories		915,789		3,643,578		(8,630,955)
Other assets		—		1,219,546		(3,249,700)
Accounts payable and accrued liabilities(1)		(112,706,461)		106,582,975		(9,738,736)
Employee benefits contributions and payments(1)		(21,993,033)		(27,717,544)		(21,003,633)

Cash flows provided by (used in) operating activities		24,694,229		181,411,809		118,186,539

Investing Activities
Acquisition of fixed assets		(139,112,744)		(134,133,678)		(106,659,605)
Investments in Subsidiaries		555,482		1,508,668		—
Specific funds accounts — trade commission		—		—		(6,599,909)

Cash flows used in investing activities		(138,557,262)		(132,625,010)		(113,259,514)

Financing Activities
Proceeds from new long-term financing		146,933,588		117,557,830		168,709,813
Financing payments		(132,607,709)		(194,928,716)		(148,281,185)
Increase in Equity of Subsidiary Entities		35,457,462		11,160,824		48,702,873
Dividends paid to the Mexican Government		—		(263,329)		(268,990)
Effect of foreign exchange rate changes on cash and cash equivalents		7,306,847		—		—

Cash flows (used in) provided by financing activities		57,090,188		(66,473,391)		68,862,511

Effects of inflation on cash and cash equivalents		—		(7,092,625)		(8,463,098)

(Decrease) increase in cash and equivalents		(56,772,845)		(24,779,217)		65,326,438
Cash and cash equivalents, beginning of period		170,997,240		195,776,457		130,450,019

Cash and cash equivalents, end of period	Ps.	114,224,395	Ps.	170,997,240	Ps.	195,776,457

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	82,232,650	Ps.	42,784,228	Ps.	53,161,244
Taxes paid		778,296,131		623,886,506		635,331,409

Supplemental non-cash disclosures:
Unrealized gains on available for sale securities	Ps.	5,936,887		(Ps. 240,723)	Ps.	2,995,342
Effect in equity of employee benefits		85,116,605		(168,399,229)		(20,311,938)
Derivative financial instruments		(1,268,722)		656,699		5,274,109

(l)	Recently issued accounting standards

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”) and SFAS 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

(“SFAS 160”). SFAS 141(R) and SFAS 160 require most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both SFAS 141 (R) and SFAS 160 are effective for periods beginning on or after December 15, 2008, (that is, the period beginning on January 1, 2009 for entities with calendar year-ends) and earlier adoption is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. Because all of the subsidiaries of Petróleos Mexicanos are wholly owned, (with the exception of Pemex Finance), management does not expect the adoption of SFAS 160 to have a material impact on PEMEX’s financial position or results of operations. Management is currently evaluating the impact of adopting SFAS 141(R) on PEMEX’s financial position and results of operations.

In February 2008, the FASB issued FASB Staff Position No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP 140-3”). FSP 140-3 provides guidance on accounting for a transfer of a financial asset and on repurchase financing. FSP 140-3 presumes an initial transfer of a financial asset and a repurchase financing to be part of the same arrangement (a linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing will not be evaluated as a linked transaction but instead be evaluated separately under SFAS 140. FSP 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. Management is currently evaluating the provisions of this standard, but do not expect adoption to have a material impact on PEMEX’s financial position or results of operations.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact of SFAS 161 on the disclosures about PEMEX’s hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 revises the factors that should be considered in developing renewal or extension assumptions that are used to determine the useful life of a recognized intangible asset under SFAS 142 “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Management is currently evaluating the impact, if any, of adopting FSP 142-3 on PEMEX’s financial position and results of operations.

In June 2008, the FASB’s Emerging Issues Task Force (the “EITF”) reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 provides guidance in determining whether such an instrument is classified in equity or as a derivative instrument. PEMEX will adopt the provisions of EITF 07-5 on January 1, 2009, and management is currently evaluating the impact, if any, of adopting EITF 07-5 on PEMEX’s financial position and results of operations.

In November 2008, the EITF reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). EITF 08-6 continues to follow the accounting method for the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

initial carrying value of equity investments that is found in Accounting Principals Board (the “APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). This method is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing should be performed by the investor at the investment level, and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 announced a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee; the investor should account for such transactions as if it had sold a proportionate share of its investment, with any gains or losses recorded in earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of SFAS 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of SFAS 115, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. Management does not anticipate that the adoption of EITF 08-6 will materially impact PEMEX’s financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132(R)-1”). FSP 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. FSP 132(R)-1 also includes a technical amendment to SFAS 132(R), “Employers’ Disclosures about Pensions and other Postretirement Benefits,” effective immediately. This amendment requires non-public entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. Petróleos Mexicanos has disclosed net periodic benefit cost in Note 16. The disclosures about plan assets required by FSP 132(R)-1 must be provided for fiscal years ending after December 15, 2009. Management is currently evaluating the impact of FSP 132 (R)-1 on PEMEX’s disclosures about plan assets.

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (“SFAS 165”), which establishes general standards for the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions occurring after the balance sheet date. SFAS 165 becomes effective for interim and annual reporting periods ending after June 15, 2009. Since PEMEX already evaluates events or transactions that may affect recognition or disclosure in its financial statements, management does not expect adoption of SFAS 165 to have any material impact on PEMEX’s financial position or results of operations.

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”), which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about (1) a transfer of financial assets; (2) the effects of a transfer on its financial position, financial performance and cash flows; and (3) a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 must be applied to a reporting entity’s annual as well as interim periods, beginning with its first annual reporting period that begins after November 15, 2009. Early adoption is not permitted. SFAS 166 applies to transfers occurring on or after the effective date. Management is currently evaluating the impact of adoption of SFAS 166 on PEMEX’s financial position and results of operations.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The FASB developed this

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

standard to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” due to the elimination of the qualifying special purpose entity concept in SFAS 166 and (2) constituent concerns about the application of certain key provisions of FASB Interpretation No. 46(R), including those in which the accounting and disclosures under that interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for a reporting entity’s annual as well as interim periods, beginning with its first annual reporting period that begins after November 15, 2009. Early adoption is not permitted. Management is currently evaluating the impact of adoption of SFAS 167 on PEMEX’s financial position and results of operations.

(m)	Accounting for Buy/Sell Contracts

In the first quarter of 2005, the United States Securities and Exchange Commission (the “SEC”) issued comment letters to companies in the oil and gas industry requesting disclosure of information related to the accounting for buy/sell contracts. Under a buy/sell contract, a company agrees to buy a specific quantity and quality of a commodity to be delivered at a specific location while simultaneously agreeing to sell a specified quantity and quality of a commodity at a different location to the same counterparty. Physical delivery occurs for each side of the transaction, and the risk and reward of ownership are evidenced by title transfer, assumption of environmental risk, transportation scheduling, credit risk and risk of nonperformance by the counterparty. Both parties settle each side of the buy/sell contract through separate invoicing.

The SEC raised the issue as to whether the accounting for buy/sell contracts should be shown net on the income statement and accounted for under the provisions of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”). PEMEX understands that others in the oil and gas industry may report buy/sell transactions on a net basis in the income statement rather than gross.

The EITF considered this topic in Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). At its September 2005 meeting, the EITF decided that two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, should be combined and considered as a single arrangement for purposes of applying APB 29 when the transactions were entered into “in contemplation” of one another. EITF 04-13 was ratified by the FASB in September 2005, and is effective for new arrangements, or modifications or renewals of existing arrangements, entered into as of April 1, 2006, which was the effective date for PEMEX’s adoption of this standard. During the years ended in December 31, 2008, 2007 and 2006, PEMEX did not enter into any arrangement that would be considered a buy/sell contract under EITF 04-13.

(n)	Deferred income taxes

PEMEX follows the provisions of the revised FRS D-4 for Mexican FRS purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes under U.S. GAAP in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”).

As described in Note 18, during 2005, a new fiscal regime applicable to Petróleos Mexicanos and its Subsidiary Entities was enacted. Beginning on January 1, 2006, certain subsidiary companies of PEMEX became subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate. The statutory rate for Mexico for 2006 was 29%, and for both 2007 and 2008 was 28%. As a result of the change in fiscal regime in 2005, PEMEX began generating deferred income taxes during that year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

As of December 31, 2008 and 2007, the primary components of the net deferred tax liability under U.S. GAAP consist of the following:

	2008		2007

Current deferred tax asset:
Accounts and other receivables	Ps.	1,031,457	Ps.	947,346
Inventories		261,017		3,979,258
Accrued liabilities		342,432		245,505
Prepaids and other current assets		(50,383)		45,405

Total current deferred tax asset		1,584,523		5,217,514
Less: current valuation allowance		(971,719)		(4,799,664)

Net current deferred tax asset	Ps.	612,804	Ps.	417,850

Current deferred tax liability:
Prepaids and other current assets		-		-

Total current deferred tax liability	Ps.	-	Ps.	-

Noncurrent deferred tax asset:
Contingencies	Ps.	1,720,315	Ps.	1,304,574
Derivative financial instruments		-		-
Reserve for environmental costs		444,477		516,493
Property taxes		-		-
Tax loss carry forwards		-		653
Other assets		828,947		182,115
Fixed assets		52,801		5,189,973

Total noncurrent deferred tax asset		3,046,540		7,193,808
Less: noncurrent valuation allowance		(1,868,311)		(6,617,685)

Net noncurrent deferred tax asset	Ps.	1,178,229	Ps.	576,123

Noncurrent deferred tax liability:
Derivative financial instruments		(851,783)		-
Fixed assets		(7,686,446)		(7,100,465)

Net noncurrent deferred tax liability		(8,538,229)		(7,100,465)

Total noncurrent deferred tax liability		(7,360,000)		(6,524,342)
Net deferred tax liability	(Ps.	6,747,197)	(Ps.	6,106,493)

Net deferred tax liability under U.S. GAAP	(Ps.	6,747,197)	(Ps.	6,106,493)
Net deferred tax liability under Mexican FRS		7,039,978		6,411,896

Net U.S. GAAP adjustments to the net deferred tax liability	Ps.	292,781	Ps.	305,403

Due to the items presented in the table below, Income Tax and Hydrocarbon Income Tax on income (loss) from continuing operations before taxes differed from the amounts computed by applying to income (loss) the Mexican statutory rates of 28% for Income Tax and 30% for Hydrocarbon Income Tax.

	2008	2007

Income Tax:
Computed “expected” tax expense (benefit)	Ps. 2,463,151	Ps.	3,371,320
Effects of inflation, net	(96,070)		(27,877)
Non-deductible expenses	110,279		21,822
Other, net	119,589		(139,025)

Income Tax Expense	Ps. 2,596,949	Ps.	3,226,240

Hydrocarbon Income Tax:
Computed “expected” tax expense (benefit)	Ps. 1,501,210	Ps.	3,100,279
Effects of inflation, net	(280,619)		165,038
Difference between book and tax depreciation	307,396		1,785,644
Non-deductible expenses	19,570		44,900
Other, net	22,731		232,796

Income Tax Expense	Ps. 1,570,288	Ps.	5,328,657

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which PEMEX recognized effective on January 1, 2007. FIN 48 clarifies the accounting for uncertain tax positions, requiring that an entity recognize in its consolidated financial statements the impact of a tax position if — based on the technical merits of that position — it is more likely than not to be sustained upon further examination. Recognized income tax positions are measured at the largest amount for which there is a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period during which the change in judgment occurs. PEMEX’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits only if and when required as a component of other income (expense) in the consolidated statements of operations. The adoption of FIN 48 did not have any effect on PEMEX’s consolidated financial statements.

As of January 1, 2007, and for the years ended December 31, 2007 and 2008, PEMEX did not have any unrecognized tax benefits and thus recorded no related interest or penalties. In addition, PEMEX does not expect its amount of unrecognized tax benefits to change significantly within the next 12 months. The income tax returns of Petróleos Mexicanos, its Subsidiary Companies and Subsidiary Entities, for tax years 2003 and thereafter, remain subject to examination by the Mexican tax authorities.

(o)	Asset retirement obligations

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

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — An Interpretation of FASB Statement No. 143” (“FIN 47”), which was adopted by PEMEX on December 31, 2005. FIN 47 clarifies that the phrase “conditional asset retirement obligation,” as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists as to the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that, in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 has not had a material impact on PEMEX’s financial position or results of operations.

The following table indicates the changes to PEMEX’s pre-tax asset retirement obligations in 2008 and 2007:

	2008	2007

Balance at January 1	Ps. 17,148,390	Ps.	16,027,309
Liabilities incurred	1,153,194		1,338,248
Accretion expense	(97,019)		118,204
Inflation	-		(580,643)
Currency exchange gain	571,029		245,272
Balance at December 31	Ps. 18,775,594	Ps.	17,148,390

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

(p)	Reclassifications

PEMEX’s condensed consolidated financial statements as of December 31, 2007 have been reclassified in certain accounts with the purpose of making them comparable with the consolidated financial statements as of December 31, 2008.

NOTE 22—SUBSIDIARY GUARANTOR INFORMATION, PIDIREGAS LIABILITIES AND THE PEMEX PROJECT FUNDING MASTER TRUST (THE “MASTER TRUST”)

The following consolidating information presents condensed consolidating balance sheets at December 31, 2008 and 2007 and condensed consolidating statements of operations and cash flows for the years ended December 31, 2008, 2007 and 2006 of Petróleos Mexicanos, the Master Trust, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (excluding the Master Trust).

These statements are prepared in conformity with Mexican FRS, and until December 31, 2007, include the recognition of inflation in accordance with FRS B-10, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (“Non-Guarantor Subsidiaries”). Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ guaranty of the Master Trust’s payment obligations are full and unconditional and joint and several.

The Master Trust, a consolidated entity, which is a Delaware statutory trust, was organized under the laws of Delaware on November 10, 1998. On December 31, 1998, PEMEX transferred all assets and liabilities related to PIDIREGAS for an amount equaling Ps. 12,471,156 (in nominal terms) to the Master Trust. The main objective of the Master Trust was, until December 31, 2008, to administer financial resources related to PIDIREGAS, such financial resources being designated by PEMEX for that purpose, by assuming payment obligations under contracts relating to PIDIREGAS and acting as the borrower under financing arrangements for PIDIREGAS.

Under an Assignment and Indemnity Agreement dated November 10, 1998, among Petróleos Mexicanos, the Master Trust and the Subsidiary Guarantors; Petróleos Mexicanos and the Subsidiary Guarantors have certain obligations to the Master Trust with respect to the liabilities incurred by the Master Trust in connection with PIDIREGAS. These obligations include:

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

The Master Trust is consolidated in the financial statements of PEMEX for each of the periods presented in accordance with consolidation principles detailed in Mexican FRS Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks.” In accordance with U.S. accounting principles, the Master Trust is a special purpose entity requiring consolidation in the financial statements, as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Master Trust, for which Petróleos Mexicanos is the Guarantor and Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals are the Subsidiary Guarantors:

Table 1: Registered Debt Securities of the Master Trust

			Principal Amount
Security	Issuer	Guarantor	Outstanding

5.75% Notes due 2015	Master Trust	Petróleos Mexicanos	U.S. $	234,372
5.75% Guaranteed Notes due 2018	Master Trust	Petróleos Mexicanos		2,483,988
6.625% Guaranteed Bonds due 2035	Master Trust	Petróleos Mexicanos		1,748,795
6.625% Guaranteed Bonds due 2038	Master Trust	Petróleos Mexicanos		491,175
7.375% Notes due 2014	Master Trust	Petróleos Mexicanos		362,995
8.00% Notes due 2011	Master Trust	Petróleos Mexicanos		182,174
8.625% Bonds due 2022	Master Trust	Petróleos Mexicanos		160,245
8.625% Guaranteed Bonds due 2023	Master Trust	Petróleos Mexicanos		106,507
9.125% Notes due 2010	Master Trust	Petróleos Mexicanos		552,855
9.25% Guaranteed Bonds due 2018	Master Trust	Petróleos Mexicanos		107,109
9.50% Guaranteed Bonds due 2027	Master Trust	Petróleos Mexicanos		219,217

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Refining and Pemex Gas and Basic Petrochemicals.

Table 2: Registered Debt Securities of Petróleos Mexicanos

			Principal Amount
Security	Issuer	Guarantor	Outstanding

9.25% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $	9,296
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		102,149

The Master Trust does not guaranty debt securities issued by Petróleos Mexicanos.

The significant differences between Mexican FRS and U.S. GAAP as they affect PEMEX are described in Note 21. The following also presents the reconciliation of equity to U.S. GAAP as of December 31, 2008 and 2007, and the reconciliation of income to U.S. GAAP for each of the three years ended December 31, 2008, 2007 and 2006, for each of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. For the years ended December 31, 2007 and 2006, the following reconciliation to U.S. GAAP does not include the reversal of Mexican FRS inflation accounting adjustments. There were no Mexican FRS inflation accounting adjustments made for any other year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

As of December 31, 2008, 2007 and 2006, Petróleos Mexicanos, the Master Trust, Fideicomiso F/163 and RepCon Lux are the only entities of PEMEX authorized to contract debt with debt outstanding as of that date, and thus all guaranteed debt is issued by these entities. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

As discussed in Note 3(c), as a result of the amendments to the Federal Law of Budget and Fiscal Accountability, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust. Petróleos Mexicanos expects to complete its assumption of the Master Trust’s payment obligations under its financings during the second half of 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2008

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	79,562,686	Ps.	4,159,407	Ps.	5,219,508	Ps.	25,282,794	Ps.	-	Ps.	114,224,395
Accounts, notes receivable and other, net and derivative financial instruments		126,440,537		3,883,026		18,212,375		36,059,897		-		184,595,835
Accounts receivable—inter-company		121,694,642		108,953,256		1,007,690,287		101,532,068		(1,339,870,253)		-
Inventories, net		323,129		27,968		52,245,577		12,874,903		—		65,471,577

Total current assets		328,020,994		117,023,657		1,083,367,747		175,749,662		(1,339,870,253)		364,291,807
Long-term receivables—inter-company		908,021,951		717,068,556		15,959,854		104,335,459		(1,745,385,820)		-
Investments in shares		343,993,068		-		2,226,663		7,612,274		(342,654,821)		11,177,184
Other investments		396,662,845		-		-		-		(396,662,845)		-
Properties, plant and equipment, net		8,514,200		-		822,345,446		17,176,892		(2,974,533)		845,062,005
Other assets		890,827		1,717,073		2,342,150		11,356,358		-		16,306,408

Total assets	Ps.	1,986,103,885	Ps.	835,809,286	Ps.	1,926,241,860	Ps.	316,230,645	(Ps.	3,827,548,272)	Ps.	1,236,837,404

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	1,671,723	Ps.	64,820,089	Ps.	596,404	Ps.	24,135,663	Ps.	-	Ps.	91,223,879
Accounts payable—inter-company		973,154,149		14,171,126		263,036,183		13,095,977		(1,263,457,435)		-
Other current liabilities		7,233,211		16,250,489		28,608,834		32,648,173		-		84,740,707

Total current liabilities		982,059,083		95,241,704		292,241,421		69,879,813		(1,263,457,435)		175,964,586
Long-term debt		9,972,883		375,691,214		15,901,391		93,921,137		-		495,486,625
Long-term payables—inter-company		896,346,625		366,453,591		909,931,380		45,719,168		(2,218,450,764)		-
Reserve employee benefits, dismantlement and abandonment activities, sundry creditors and others		67,276,852		239,494		418,282,045		52,702,368		-		538,500,759

Total liabilities		1,955,655,443		837,626,003		1,636,356,237		262,222,486		(3,481,908,199)		1,209,951,970
EQUITY		30,448,442		(1,816,717)		289,885,623		54,008,159		(345,640,073)		26,885,434

Total liabilities and equity	Ps.	1,986,103,885	Ps.	835,809,286	Ps.	1,926,241,860	Ps.	316,230,645	(Ps.	3,827,548,272)	Ps.	1,236,837,404

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF EQUITY
For the year ended December 31, 2008

	Petróleos				Subsidiary		Non-Guarantor			PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations	Consolidated

Equity under Mexican FRS	Ps.	30,448,442	(Ps.	1,816,717)	Ps.	289,885,623	Ps.	54,008,159	(Ps. 345,640,073)	Ps.	26,885,434
U.S. GAAP adjustments:
Exploration and drilling costs		-		-		11,352,955		-	-		11,352,955
Employee benefits		(1,275,975)		-		(9,184,682)		(1,495,036)	-		(11,955,693)
Effect in equity of employee benefits		(16,953,428)		-		(97,607,816)		(11,621,504)			(126,182,748)
Accrued vacations		(109,576)		-		(591,363)		(78,002)	-		(778,941)
Fixed asset adjustments:
Capitalized gains of derivative financial instruments, net		-		-		1,563,579		-	-		1,563,579
Capitalization of interests, net		62,897		-		(5,188,079)		825,541	-		(4,299,641)
Impairment, net						(19,679,476)		(3,683,277)			(23,362,753)
Derivative financial instruments		2,761,533				(17,949,631)					(15,188,098)
Available-for-sale investment securities								(2,156,104)	-		(2,156,104)
Deferred income taxes		-		-		292,781		-	-		292,781
Reclassification of Pemex Finance equity to minority interest		-		-		-		(1,590,284)	-		(1,590,284)
Investments in subsidiaries(2)		(156,790,398)		-		-			156,790,398		-

Total U.S. GAAP adjustments, net		(172,304,947)		-		(136,991,732)		(19,798,666)	156,790,398		(172,304,947)

(Deficit) equity under U.S. GAAP	(Ps.	141,856,505)	(Ps.	1,816,717)	Ps.	152,893,891	Ps.	34,209,493	(Ps. 188,849,675)	(Ps.	145,419,513)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying U.S. GAAP adjustments of such subsidiaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET
As of December 31, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

ASSETS
Current assets:
Cash and cash equivalents	Ps.	121,386,348	Ps.	19,201,904	Ps.	3,672,809	Ps.	26,736,179	Ps.	—	Ps.	170,997,240
Accounts, notes receivable and other, net and derivative financial instruments		18,262,729		3,883,155		86,304,727		55,969,800		—		164,420,411
Accounts receivable — inter-company		123,671,752		73,310,725		778,048,681		95,832,373		(1,070,863,531)		—
Inventories, net		313,283		—		77,582,304		15,247,549		—		93,143,136

Total current assets		263,634,112		96,395,784		945,608,521		193,785,901		(1,070,863,531)		428,560,787
Long-term receivables — inter-company		633,228,579		470,050,109		16,380,552		98,550,013		(1,218,209,253)		—
Investments in shares		368,950,383		—		1,595,297		30,312,679		(367,795,005)		33,063,354
Other investments		213,432,941		—		—		—		(213,432,941)		—
Properties, plant and equipment, net		8,070,672		—		770,025,355		15,749,426		—		793,845,453
Intangible asset derived from the actuarial computation of labor obligations		11,124,683		—		54,913,164		5,970,988		—		72,008,835
Other assets		954,213		—		809,713		1,038,251		—		2,802,177

Total assets	Ps.	1,499,395,583	Ps.	566,445,893	Ps.	1,789,332,602	Ps.	345,407,258	Ps.	2,870,300,730)	Ps.	1,330,280,606

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	6,603,093	Ps.	62,355,642	Ps.	2,337,399	Ps.	4,753,994	Ps.	—	Ps.	76,050,128
Accounts payable — inter-company		728,424,666		6,605,943		219,812,679		68,108,752		(1,022,952,040)		—
Other current liabilities		3,816,030		13,457,162		151,890,502		44,250,030		—		213,413,724

Total current liabilities		738,843,789		82,418,747		374,040,580		117,112,776		(1,022,952,040)		289,463,852
Long-term debt		8,676,110		289,721,950		5,160,995		121,269,417		—		424,828,472
Long-term payables — inter-company		623,510,449		194,105,101		648,882,879		13,046,260		(1,479,544,689)		—
Reserve for employee benefits, dismantlement and abandonment activities, sundry creditors, and others		79,229,875		200,095		433,390,324		53,260,127		—		566,080,421

Total liabilities		1,450,260,223		566,445,893		1,461,474,778		304,688,580		(2,502,496,729)		1,280,372,745
EQUITY		49,135,360		—		327,857,824		40,718,678		(367,804,001)		49,907,861

Total liabilities and equity	Ps.	1,499,395,583	Ps.	566,445,893	Ps.	1,789,332,602	Ps.	345,407,258	Ps.	2,870,300,730)	Ps.	1,330,280,606

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF EQUITY
For the year ended December 31, 2007

	Petróleos		Master		Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Equity under Mexican FRS	Ps.	49,135,360	Ps.	-	Ps.	327,857,824	Ps.	40,718,678	(Ps.	367,804,001)	Ps.	49,907,861
U.S. GAAP adjustments:
Exploration and drilling costs		-		-		12,518,420		-		-		12,518,420
Employee benefits		(5,008,201)		-		(30,672,632)		(4,053,461)		-		(39,734,294)
Effect in equity of employee benefits		(22,701,219)		-		(121,893,563)		(14,945,032)		-		(159,539,814)
Accrued vacations		(88,199)		-		(483,805)		(64,088)		-		(636,092)
Fixed asset adjustments:
Capitalized gains (losses) of hedging financial instruments, net				-		2,883,974		-		-		2,883,974
Capitalization of interest, net		39,891		-		(5,233,589)		411,091		-		(4,782,607)
Impairment, net		-		-		(22,615,830)		(3,948,416)		-		(26,564,246)
Profit in inventory		-		-		(26,755,771)				-		(26,755,771)
Advance payment of minimum guaranteed dividends (APMGD)		(4,270,225)		-		-		-		-		(4,270,225)
Deferred income taxes		-		-		305,403		-		-		305,403
Reclassification of Pemex Finance net income to minority interest		-		-		-		(1,415,775)		-		(1,415,775)
Investments in subsidiaries(2)		(215,963,074)		-		-		-		215,963,074		-

Total U.S. GAAP adjustments, net		(247,991,027)		-		(191,947,393)		(24,015,681)		215,963,074		(247,991,027)

Equity (Deficit) under U.S. GAAP	(Ps.	198,855,667)	Ps.	-	Ps.	135,910,431	Ps.	16,702,997	(Ps.	151,840,927)	(Ps.	198,083,166)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying U.S. GAAP adjustments of such subsidiaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2008

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	36,949,272	Ps.	-	Ps.	1,953,005,768	Ps.	1,017,569,139	(Ps.	1,683,351,815)	Ps.	1,324,172,364
Services income		25,653		-				5,513,929		(761,994)		4,777,588

Total sales revenues		36,974,925		-		1,953,005,768		1,023,083,068		(1,684,113,809)		1,328,949,952
Costs of sales		235,970		-		1,278,045,885		1,022,932,053		(1,647,181,449)		654,032,459

Gross income		36,738,955				674,959,883		151,015		(36,932,360)		674,917,493

General expenses:
Transportation and distribution expenses		-		-		32,110,242		1,851,653		-		33,961,895
Administrative expenses		39,478,175		49,226		55,732,538		11,570,510		(36,986,300)		69,844,149

Total general expenses		39,478,175		49,226		87,842,780		13,422,163		(36,986,300)		103,806,044

Operating income		(2,739,220)		(49,226)		587,117,103		(13,271,148)		53,940		571,111,449
Other (expenses) revenues, net		(1,810,567)				197,968,275		(1,586,549)		3,419,681		197,990,840
Comprehensive financing result (cost) income		4,306,306		(18,076,743)		(110,019,797)		796,884		15,481,634		(107,511,716)
Equity participation in subsidiaries		(109,729,141)		-		-		(2,032,201)		109,796,129		(1,965,213)
Capitalization of Master Trust operations and others		-		18,125,969		-		2,543,988		(20,669,957)		-

(Loss) income before taxes and duties		(109,972,622)		-		675,065,581		(13,549,026)		108,081,427		659,625,360

Taxes and duties		-		-		768,803,043		2,898,761		-		771,701,804

Net (loss) income for the year	(Ps.	109,972,622)	Ps.	-	(Ps.	93,737,462)	(Ps.	16,447,787)	Ps.	108,081,427	(Ps.	112,076,444)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2008

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net (loss) income under Mexican FRS	(Ps.	109,972,622)	Ps.	-	(Ps.	93,737,462)	(Ps.	16,447,787)	(Ps.	108,081,427	(Ps.	112,076,444)
U.S. GAAP adjustments:
Exploration and drilling costs		-		-		(1,165,465)		-		-		(1,165,465)
Employee benefits		3,732,226		-		21,487,950		2,558,425		-		27,778,601
Accrued vacations		(21,377)		-		(107,558)		(13,914)		-		(142,849)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net		-		-		(1,320,395)		-		-		(1,320,395)
Capitalization of interest, net		16,862		-		159,788		306,316		-		482,966
Impairment, net						2,936,353		265,140		-		3,201,493
Derivative financial instruments		2,761,533				(17,949,631)		-		-		(15,188,098)
Profit in inventory		-		-		26,755,771		-		-		26,755,771
Available-for-sale investment securities		-		-		-		3,780,783		-		3,780,783
Deferred income taxes		-		-		(12,622)		-		-		(12,622)
Reclassification of Pemex Finance net income to minority interest		-		-		-		140,652		-		140,652
Investments in subsidiaries		37,821,593		-		-		-		(37,821,593)		-

Total U.S. GAAP adjustments, net		44,310,837		-		30,784,191		7,037,402		(37,821,593)		44,310,837

Net (loss) income for the year	(Ps.	65,661,785)	Ps.	-	(Ps.	62,953,271)	(Ps.	9,410,385)	Ps.	70,259,834	(Ps.	67,765,607)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2007

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	34,453,424	Ps.	-	Ps.	1,607,811,952	Ps.	814,111,011	(Ps.	1,321,401,568)	Ps.	1,134,974,819
Services income		27,491		-		3,221,190		1,852,541		(819,423)		4,281,799

Total sales revenues		34,480,915		-		1,611,033,142		815,963,552		(1,322,220,991)		1,139,256,618
Costs of sales		235,627		-		932,208,069		815,588,389		(1,287,366,343)		460,665,742

Gross income		34,245,288		-		678,825,073		375,163		(34,854,648)		678,590,876

General expenses:
Transportation and distribution expenses		-		-		23,561,036		1,237,503		-		24,798,539
Administrative expenses		32,982,205		25,934		51,611,895		8,684,722		(33,164,291)		60,140,465

Total general expenses		32,982,205		25,934		75,172,931		9,922,225		(33,164,291)		84,939,004

Operating income		1,263,083		(25,934)		603,652,142		(9,547,062)		(1,690,357)		593,651,872
Other (expenses) revenues, net		(321,083)		-		78,807,284		(6,439,786)		7,751,405		79,797,820
Comprehensive financing result (cost) income		10,119,811		(25,786,670)		(30,254,918)		(4,995,428)		30,870,618		(20,046,587)
Equity participation in subsidiaries		(29,969,811)		-		-		12,842,972		22,671,893		5,545,054
Capitalization of Master Trust operations and others		-		25,812,604		-		3,810,272		(29,622,876)		-

(Loss) income before taxes and duties		(18,908,000)		-		652,204,508		(4,329,032)		29,980,683		658,948,159
Taxes and duties		662,486		-		672,933,568		3,659,674		-		677,255,728

Net (loss) income for the year	(Ps.	19,570,486)	Ps.	-	(Ps.	20,729,060)	(Ps.	7,988,706)	Ps.	29,980,683	(Ps.	18,307,569)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2007

	Petróleos		Master		Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net (loss) income under Mexican FRS	(Ps.	19,570,486)	Ps.	-	(Ps.	20,729,060)	(Ps.	7,988,706)	(Ps.	29,980,683	(Ps.	18,307,569)
U.S. GAAP adjustments:
Exploration and drilling costs		-		-		(1,370,873)		-		-		(1,370,873)
Employee benefits		909,796		-		4,849,598		594,599		-		6,353,993
Accrued vacations		(6,659)		-		(34,623)		(4,527)		-		(45,809)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net		-		-		(177,334)		-		-		(177,334)
Capitalization of interest, net		12,871		-		3,259,826		237,263		-		3,509,960
Impairment, net		-		-		3,149,798		194,719		-		3,344,517
Depreciation convention		17,692		-		736,700		28,752		-		783,144
Derivative financial instruments		(613)		-		(8,146,456)		(2,637)		-		(8,149,706)
Profit in inventory		-		-		(18,919,219)		-		-		(18,919,219)
Available-for-sale securities		246,258		-		-		-		-		246,258
Deferred income taxes		-		-		(62,488)		-		-		(62,488)
Effect of inflation accounting on U.S. GAAP adjustment		140,863		-		16,163		2,113		-		159,139
Reclassification of Pemex Finance net income to minority interest		-		-		-		(6,089)		-		(6,089)
Investments in Subsidiaries		(15,654,715)		-		-		-		15,654,715		-

Total U.S. GAAP adjustments		(14,334,507)		-		(16,698,908)		1,044,193		15,654,715		(14,334,507)

Net (loss) income for the year	(Ps.	33,904,993)	Ps.	-	(Ps.	37,427,968)	(Ps.	6,944,513)	(Ps.	45,635,398	Ps.	32,642,076)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME
For the year ended December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	26,436,747	Ps.	-	Ps.	1,564,963,881	Ps.	711,981,523	(Ps.	1,200,948,230)	Ps.	1,102,433,921
Services income		-		-		2,590,835		1,707,386		(631,439)		3,666,782

Total sales revenues		26,436,747		-		1,567,554,716		713,688,909		(1,201,579,669)		1,106,100,703
Costs of sales		209,910		-		880,664,298		713,123,190		(1,175,739,188)		418,258,210

Gross income		26,226,837		-		686,890,418		565,719		(25,840,481)		687,842,493
General expenses:
Transportation and distribution expenses		-		-		23,785,565		1,136,091		-		24,921,656
Administrative expenses		31,117,062		31,114		42,096,348		8,135,270		(25,327,021)		56,052,773

Total general expenses		31,117,062		31,114		65,881,913		9,271,361		(25,327,021)		80,974,429
Operating income		(4,890,225)		(31,114)		621,008,505		(8,705,642)		(513,460)		606,868,064
Other (expenses) revenues, net		(671,689)		-		57,667,144		795,886		831,357		58,622,698
Comprehensive financing result (cost) income		17,621,942		(10,567,511)		(32,065,634)		(7,121,106)		8,285,684		(23,846,625)
Equity participation in subsidiaries		36,579,228		-		-		10,041,050		(36,546,701)		10,073,577
Capitalization of Master Trust operations and others		-		10,598,625		-		(1,993,908)		(8,604,717)		-

Income (loss) before taxes and duties		48,639,256		-		646,610,015		(6,983,720)		(36,547,837)		651,717,714
Taxes and duties		360,447		-		599,735,358		4,668,704		-		604,764,509

Net income (loss) for the year	Ps.	48,278,809	Ps.	-	Ps.	46,874,657	Ps.	11,652,424)	(Ps.	36,547,837)	Ps.	46,953,205

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S. GAAP RECONCILIATION OF INCOME
For the year ended December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(1)		Master Trust(1)		Guarantors(1)		Subsidiaries		Eliminations		Consolidated

Net income (loss) under Mexican FRS	Ps.	48,278,809	Ps.	-	Ps.	46,874,657	(Ps.	11,652,424)	(Ps.	36,547,837)	Ps.	46,953,205
U.S. GAAP adjustments:
Exploration and drilling costs		-		-		(1,498,801)		-		-		(1,498,801)
Employee benefits		988,338		-		5,352,476		641,465		-		6,982,279
Accrued vacation		(2,987)		-		(15,532)		(2,030)		-		(20,549)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net		-		-		3,928,429		-		-		3,928,429
Capitalization of interest, net		14,470		-		2,439,576		340,348		-		2,794,394
Impairment, net		-		-		3,546,475		432,091		-		3,978,566
Depreciation convention		17,692		-		736,700		28,752		-		783,144
Derivative financial instruments		(209,153)		-		287,164		-3,338		-		74,673
Profit in inventory		-		-		(4,156,613)		-		-		(4,156,613)
Available-for-sale securities		(2,995,342)		-		-		-		-		(2,995,342)
Deferred income taxes		-		-		(74,777)		-		-		(74,777)
Effect of inflation accounting on U.S. GAAP adjustment		8,891		-		17,453		2,283		-		28,627
Reclassification of Pemex Finance net income to minority interest		-		-		-		(54,789)		-		(54,789)
Investments in Subsidiaries		11,947,332		-		-		-		(11,947,332)		-

Total U.S. GAAP adjustments		9,769,241		-		10,562,550		1,384,782		(11,947,332)		9,769,241

Net income (loss) for the year	Ps.	58,048,050	Ps.	-	Ps.	57,437,207	(Ps.	10,267,642)	(Ps.	48,495,169)	Ps.	56,722,446

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS(1)
For the year ended December 31, 2008

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)		Subsidiaries		Eliminations		Consolidated

Operating activities
Net income (loss) for the year	(Ps.	108,830,303)	Ps.	-	Ps.	555,029,096	(Ps.	17,981,376)	Ps.	108,081,426	Ps.	536,298,843
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		604,304		-		88,142,297		1,093,894		-		89,840,495
Reserve for employee benefits		17,695,039		-		85,597,049		9,351,589		-		112,643,677
Impairment		-		-		-		107,203		-		107,203
Foreign exchange loss		1,929,370		91,742,720		-		-		-		93,672,090
Accrued interest		(1,437,917)		2,529,181		-		(3,891,854)		-		(2,800,590)
Profit sharing in Subsidiaries		109,729,782		-		-		2,032,201		(109,796,770)		1,965,213
Deferred income taxes		-		-		129,284		(403,264)		-		(273,980)
Changes in operating assets and liabilities
Accounts and notes receivable		(107,229,232)		(1,816,588)		68,092,355		27,401,102		-		(13,552,363)
Inter-company changes and deductions		185,888,136		8,154,310		120,304,581		(14,182,233)		(300,164,794)		-
Inventories		(9,846)		(27,967)		25,336,727		2,372,646		-		27,671,560
Other assets		63,393		(1,717,074)		(1,532,437)		(10,318,114)		-		(13,504,232)
Accounts payable and accrued liabilities		(2,824,013)		2,832,726		(770,084,931)		(6,336,478)		-		(776,412,696)
Employee benefits contributions and payments		(5,152,136)		-		(14,892,646)		(1,948,250)		-		(21,993,032)

Cash flows provided by (used in) operating activities		90,426,577		101,697,308		156,121,375		(12,702,934)		(301,880,138)		33,662,188
Investing activities:
Increase in fixed assets, net		(657,439)		-		(140,462,264)		(1,941,868)		2,287,715		(140,773,856)
Inter-company (increase) decrease in investments		(439,825,429)		(282,658,700)		(287,321,323)		(9,125,392)		1,018,930,844		-
Increase in (deduction of) equity		-		-		2,283,893		-		(2,283,893)		-
Investments in Subsidiaries		1,046,247		-		(882,786)		1,456,813		(1,064,792)		555,482

Cash flows (used in) provided by investing activities		(439,436,621)		(282,658,700)		(426,382,480)		(9,610,447)		1,017,869,874		(140,218,374)

Financing activities:
Proceeds from long-term financing		79,943,290		42,042,620		8,999,400		15,948,278		-		146,933,588
Financing payments		(84,069,340)		(47,880,810)		-		(657,559)		-		(132,607,709)
Inter-company (decrease) in financing		275,867,190		171,757,085		262,796,898		5,568,563		(715,989,736)		-
Increase in equity		35,445,242		-		11,506		714		-		35,457,462

Cash flows provided by (used in) financing activities		307,186,382		165,918,895		271,807,804		20,859,996		(715,989,736)		49,783,341

(Decrease) increase in cash and cash equivalents		(41,823,662)		(15,042,497)		1,546,699		(1,453,385)		-		(56,772,845)
Cash and cash equivalents, beginning of period		121,386,348		19,201,904		3,672,809		26,736,179		-		170,997,240

Cash and cash equivalents, end of period	Ps.	79,562,686	Ps.	4,159,407	Ps.	5,219,508	Ps.	25,282,794	Ps.	-	Ps.	114,224,395

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.

(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS(1)
For the year ended December 31, 2007

	Petróleos		Master		Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(2)		Trust(2)		Guarantors(2)		Subsidiaries		Eliminations		Consolidated

Operating activities:
Net (loss) for the year	(Ps.	19,570,485)	Ps.	-	(Ps.	20,729,059)	(Ps.	7,988,708)	Ps.	29,980,683	(Ps.	18,307,569)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		639,866		-		70,860,006		1,091,846		-		72,591,718
Reserve for employee benefits		12,742,593		-		64,195,411		8,368,862		-		85,306,866
Loss on disposal of fixed assets		33,101		-		9,752,826		265,512		-		10,051,439
Allowance for uncollectible trade accounts		(111)		-		(1,039,524)		(46,722)		-		(1,086,357)
Allowance for decline in the value of inventory		(46,625)		-		(94,928)		(45,151)		-		(186,704)
Foreign exchange loss		658,970		3,668,150		-		(8,656)		-		4,318,464
Accrued interest		(338,113)		4,193,183		24,426		727,893		-		4,607,389
Profit sharing in Subsidiaries		29,980,683		-		-		(5,533,058)		(29,980,683)		(5,533,058)
Gain from monetary position		(11,040,864)		-		(3,469,158)		1,643,735		-		(12,866,287)
Deferred income taxes		-		-		1,867,292		27,414		-		1,894,706
Changes in operating assets and liabilities
Accounts and notes receivable		21,799,646		1,315,383		(35,391,122)		(13,975,332)		-		(26,251,425)
Inter-company changes and deductions		372,417,508		2,375,374		(230,977,862)		17,875,996		(161,691,016)		-
Inventories		155,330		7,654		(10,154,825)		(4,659,156)		-		(14,650,997)
Other assets		281,816		-		288,350		649,381		-		1,219,547
Accounts payable and accrued liabilities		(668,839)		1,307,046		96,944,710		8,870,377		-		106,453,294
Employee benefits contributions and payments		(4,951,499)		-		(21,412,162)		(1,353,883)		-		(27,717,544)

Cash flows provided by (used in) operating activities		402,092,977		12,866,790		(79,335,619)		5,910,350		(161,691,016)		179,843,482
Investing activities:
Increase in fixed assets, net		(331,786)		-		(131,384,646)		(986,862)		-		(132,703,294)
Inter-company (increase) decrease in investments		(187,467,741)		(113,704,714)		161,051,930		(5,397,631)		145,518,156		-
Investments in subsidiaries		(3,297,964)		-		771,494		3,283,315		889,766		1,646,611

Cash flows (used in) provided by investing activities		(191,097,491)		(113,704,714)		30,438,778		(3,101,178)		146,407,922		(131,056,683)
Financing activities:
Proceeds from long-term financing		51,509,770		59,731,700		6,316,360		-		-		117,557,830
Financing payments		(64,163,753)		(106,625,310)		(1,316,313)		(22,823,340)		-		(194,928,716)
Inter-company (decrease) increase in financing		(216,111,281)		145,073,451		44,700,132		10,163,426		16,174,272		-
Increase in equity		11,160,824		-		-		-		-		11,160,824
Minimum guaranteed dividends paid to the Mexican Government		(263,329)		-		-		891,178		(891,178)		(263,329)

Cash flows (used in) provided by financing activities		(217,867,769)		98,179,841		49,700,179		(11,768,736)		15,283,094		(66,473,391)

Effects of inflation on cash and cash equivalents		(4,821,242)		(821,717)		(107,863)		(1,341,803)		-		(7,092,625)

(Decrease) increase in cash and cash equivalents		(11,693,525)		(3,479,800)		695,475		(10,301,367)		-		(24,779,217)
Cash and cash equivalents, beginning of period		133,079,873		22,681,704		2,977,334		37,037,546		-		195,776,457

Cash and cash equivalents, end of period	Ps.	121,386,348	Ps.	19,201,904	Ps.	3,672,809	Ps.	26,736,179	Ps.	-	Ps.	170,997,240

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.

(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS(1)
For the year ended December 31, 2006

	Petróleos				Subsidiary		Non-Guarantor				PEMEX
	Mexicanos(2)		Master Trust(2)		Guarantors(2)		Subsidiaries		Eliminations		Consolidated

Operating activities:
Net income (loss) for the year	Ps.	48,278,809	Ps.	-	Ps.	46,874,657	(Ps.	11,652,424)	(Ps.	36,547,837)	Ps.	46,953,205
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		696,602		-		64,072,741		902,846		-		65,672,189
Reserve for employee benefits		11,441,909		-		55,940,799		7,110,641		-		74,493,349
Impairment of fixed assets		-		-		-		703,247		-		703,247
Loss on disposal of fixed assets		25,566		-		2,948,752		265,697		-		3,240,015
Allowance for uncollectible trade accounts		803		-		(53,755)		123,209		-		70,257
Allowance for decline in the value of inventory		(19,045)		-		(73,872)		(57,485)		-		(150,402)
Foreign exchange loss		19,881		12,892,035		646,451		408,406		-		13,966,773
Profit sharing in Subsidiaries		(30,613,224)		-		-		(10,041,051)		36,547,837		(4,106,438)
Gain from monetary position		(12,419,713)		-		(4,208,196)		1,808,687		-		(14,819,222)
Deferred income taxes		-		-		1,070,397		(166,236)		-		904,161
Dismantlement and abandonment costs in fixed assets		-		-		(1,992,048)		-		-		(1,992,048)
Changes in operating assets and liabilities
Accounts and notes receivable		6,012,026		(5,414,268)		(25,452,316)		5,042,409		-		(19,812,149)
Inter-company changes and deductions		(99,515,994)		(1,027,173)		116,167,851		(80,576,615)		64,951,931		-
Inventories		(34,567)		(8,965)		(8,335,597)		(2,413,642)		-		(10,792,771)
Other assets		(1,106,629)		-		(101,576)		420,273		-		(787,932)
Accounts payable and accrued liabilities		(785,108)		(3,286,970)		(32,760,815)		1,840,849		-		(34,992,044)

Cash flows (used in) provided by operating activities		(78,018,684)		3,154,659		214,743,473		(86,281,189)		64,951,931		118,550,190
Investing activities:
Increase in fixed assets, net		(264,788)		-		(100,423,287)		(1,913,683)		-		(102,601,758)
Specific funds account-trade commission		(6,599,909)		-		-		-		-		(6,599,909)
Inter-company (increase) decrease in investments		(336,307,451)		(87,159,615)		(293,707,153)		59,224,025		657,950,194		-
Investments in Subsidiaries		(2,896,579)		-		(859,254)		10,386,194		(11,051,854)		(4,421,493)

Cash flows (used in) provided by investing activities		(346,068,727)		(87,159,615)		(394,989,694)		67,696,536		646,898,340		(113,623,160)
Financing activities:
Proceeds from long-term financing		40,748,298		117,116,030		-		10,845,485		-		168,709,813
Financing payments		(47,051,324)		(96,041,579)		-		(5,188,282)		-		(148,281,185)
Inter-company increase(decrease) in financing		518,061,228		29,899,016		143,116,680		33,180,854		(724,257,778)		-
Increase in equity		13,708,017		-		34,737,021		257,834		-		48,702,872
Minimum guaranteed dividends paid to the Mexican Government		(268,990)		-		-		(12,407,507)		12,407,507		(268,990)

Cash flows provided by financing activities		525,197,229		50,973,467		177,853,701		26,688,384		(711,850,271)		68,862,510
Effects of inflation on cash and cash equivalents		(8,955,456)		(2,689,606)		2,714,894		467,066		-		(8,463,102)

Increase (decrease) in cash and cash equivalents		92,154,362		(35,721,095)		322,374		8,570,797		-		65,326,438
Cash and cash equivalents, beginning of period		40,925,511		58,402,799		2,654,960		28,466,749		-		130,450,019

Cash and cash equivalents, end of period	Ps.	133,079,873	Ps.	22,681,704	Ps.	2,977,334	Ps.	37,037,546	Ps.	-	Ps.	195,776,457

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.

(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but is not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities listed in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

NOTE 23—	SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

The following tables provide supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with SFAS 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS 69”). All exploration and production activities of Pemex-Exploration and Production are located in Mexico.

The supplemental data presented herein reflects information for all of Pemex-Exploration and Production’s oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP.

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2008		2007		2006

Proved properties	Ps.	1,081,337,487	Ps.	954,798,041	Ps.	844,858,923
Construction in progress		37,822,349		50,804,000		56,714,624
Accumulated depreciation and amortization		(512,424,965)		(405,777,786)		(383,800,878)

Net capitalized costs	Ps.	606,734,871	Ps.	599,824,255	Ps.	517,772,669

Costs incurred for oil and gas property exploration and development activities (unaudited):

	Year Ended December 31,
	2008		2007		2006

Exploration	Ps.	24,719,146	Ps.	15,133,406	Ps.	12,572,748
Development		104,104,379		100,790,721		88,196,418

Total costs incurred	Ps.	128,823,525	Ps.	115,924,127	Ps.	100,769,166

There are no property acquisition costs because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 7,981,592, Ps. 4,975,089 and Ps. 5,248,601 for 2008, 2007 and 2006, respectively, that, in accordance with the successful efforts methods of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Results of operations for oil and gas producing activities (unaudited):

	Year Ended December 31,
	2008		2007		2006

Revenues from sale of oil and gas	Ps.	1,137,751,792	Ps.	912,229,890	Ps.	889,945,219

Hydrocarbon duties		761,217,168		663,069,892		583,210,826
Excess gains taxes		-		-		8,223,820
Production costs (excluding taxes)		100,344,823		82,715,955		75,665,272
Other costs and expenses		52,409,969		24,200,433		38,066,615
Exploration expenses		7,981,592		4,975,089		5,248,601
Depreciation, depletion, amortization and accretion		71,041,715		56,843,298		49,430,936

		992,995,267		831,804,667		759,846,070

Results of operations for oil and gas producing activities	Ps.	144,756,525	Ps.	80,425,223	Ps.	130,099,149

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Crude oil and natural gas reserves:

1.	Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars as of December 31 (excluding production taxes):

	2008		2007		2006

Weighted average sales price per barrel of oil equivalent (boe)(1)	U.S.$	35.76	U.S.$	69.49	U.S.$	43.39
Crude oil, per barrel		$34.64		$83.43		$47.97
Natural gas, per thousand cubic feet		$6.26		$6.59		$6.04

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

2.	Crude oil and natural gas reserves (unaudited)

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Petrochemicals do not own these reserves but have the exclusive rights to extract them and to market the resulting products. The exploration and development activities of Petróleos Mexicanos and the Subsidiary Entities are limited to those reserves that are located in Mexico. As discussed in Note 18, a new fiscal regime, the Federal Duties Law, became applicable to PEMEX, effective on January 1, 2006, and was subsequently modified in October 2007 and November 2008.

Taxes for 2008 were calculated pursuant to the Federal Duties Law effective as amended on October 1, 2007, which is described in Note 18. For 2009 and future years, the Federal Duties Law includes the following duties:

•	Ordinary Hydrocarbons Duty.- A variable rate of 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012-2033 is applied as a function of the crude oil and gas prices as of December 31. The base for calculating this duty is the value of total crude oil and natural gas production during the year minus the allowed deductions (depreciation, costs, expenses and applicable rights). The deductions allowed may not exceed the value obtained by multiplying the produced volume for a particular year times the price of U.S. $6.50 per barrel of oil equivalent for crude oil and associated natural gas, and U.S. $2.70 per thousand cubic feet of non-associated natural gas, respectively.

•	Hydrocarbons Duty for the Stabilization Fund.- A rate between 1% and 10% is applied to the value of crude oil production when the weighted average price of the crude oil for export for a year exceeds U.S. $22 to U.S. $31 per barrel.

•	Duty for Scientific and Technological Research on Energy.- A rate of 0.30% in 2009, 0.40% in 2010, 0.50% in 2011 and 0.65% in 2012-2033 is applied to the value of crude oil and natural gas production during the year.

•	Duty for Oil Monitoring.- A rate of 0.003% is applied to the value of total crude oil and natural gas production during the year.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

technical staff, using the year-end crude oil and natural gas prices to calculate its reserves estimates, and reviewed by an independent group within Pemex-Exploration and Production to ensure consistency.

Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by: experience in the area; stage of development; quality and completeness of basic data; and production and pressure histories.

Reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates from different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to its revision.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 2.6% in 2008, from 12,187 million barrels of oil as of December 31, 2007 to 11,865 million barrels of oil as of December 31, 2008.

Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants, increased by 2.2% in 2008, from 8,436 million barrels of oil as of December 31, 2007 to 8,618 million barrels of oil as of December 31, 2008.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 3.5% in 2008, from 13,162 billion cubic feet at December 31, 2007 to 12,702 billion cubic feet at December 31, 2008. Mexico’s proved developed dry gas reserves increased by 0.5% in 2008, from 8,163 billion cubic feet at December 31, 2007 to 8,206 billion cubic feet at December 31, 2008.

The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the SEC.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2008	2007	2006
	(in millions of barrels)

Proved developed and undeveloped reserves
As of January 1	12,187	12,849	13,671
Revisions(2)	444	455	425
Extensions and discoveries	370	150	86
Production	(1,135)	(1,268)	(1,332)

As of December 31	11,865	12,187	12,849

Proved developed reserves at December 31	8,618	8,436	8,978

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions include positive and negative changes due to new data gathered through drilling of wells and reservoir performance.

Source: Pemex-Exploration and Production.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Dry Gas Reserves(1)

	2008	2007	2006
	(in billions of cubic feet)

Proved developed and undeveloped reserves
As of January 1	13,162	13,856	14,557
Revisions(2)	730	879	280
Extensions and discoveries	454	171	505
Production(3)	(1,643)	(1,744)	(1,487)

As of December 31	12,702	13,162	13,856

Proved developed reserves at December 31	8,206	8,163	8,688

Note: Numbers may not total due to rounding.

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

(2)	Revisions include positive and negative changes due to new data gathered through drilling of wells and reservoir performance.

(3)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Based on reservoir performance, new information, and discoveries and production during 2008, proved reserves of crude oil, natural gas, condensates and liquefiable hydrocarbons for all regions as of December 31, 2008 were estimated to be 14,307.7 million barrels of oil equivalent as compared to 14,717.2 million barrels of oil equivalent at December 31, 2007.

3.	Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2033. This measure is presented in accordance with SFAS 69.

Estimated future cash inflows from production are computed by applying prices of oil and gas on December 31, 2008 to the year-end quantities. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2009 to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on the new fiscal regime made applicable by decree to Pemex-Exploration and Production effective on January 1, 2009, and which reformed Chapter XII of the Federal Law of Hydrocarbon Duties.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

Standardized measure of discounted future net cash flows as of December 31
(in millions of dollars)

	2008		2007		2006

Future cash inflows	U.S.$	455,037	U.S.$	945,566	U.S.$	615,337
Future production costs (excluding taxes)		(112,605)		(107,148)		(82,696)
Future development costs		(48,454)		(38,205)		(35,845)

Future cash flows before tax		293,978		800,213		496,797
Future production and excess gains taxes		(262,277)		(632,321)		(410,021)

Future net cash flows		31,700		167,892		86,775
Effect of discounting net cash flows by 10%		(19,611)		(78,074)		(31,699)

Standardized measure of discounted future net cash flows	U.S.$	12,089	U.S.$	89,818	U.S.$	55,076

Note: Table amounts may not total due to rounding.

To comply with SFAS 69, the following table presents the aggregate standardized measure changes for each year and significant sources of variance:

Changes in standardized measure of discounted future net cash flows
(in millions of dollars)

	2008		2007		2006

Sales of oil and gas produced, net of production costs	(U.S.$	90,877)	(U.S.$	74,299)	(U.S.$	68,136)
Net changes in prices and production costs		(243,245)		173,861		2,908
Extensions and discoveries		6,349		6,642		4,573
Development cost incurred during the year		9,354		8,951		7,803
Changes in estimated development costs		(15,045)		(14,634)		(6,796)
Reserves revisions and timing changes		2,640		29,947		14,910
Accretion of discount of pre-tax net cash flows		41,274		26,446		28,482
Net changes in production and excess gains taxes		211,821		(122,172)		19,707

Aggregate change in standardized measure of discounted future net cash flows	(U.S.$	77,729)	U.S.$	34,742	U.S.$	3,450

Standardized measure
As of January 1		89,818		55,076		51,626
As of December 31		12,089		89,818		55,076

Change	(U.S.$	77,729)	U.S.$	34,742	U.S.$	3,450

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