Form 20-F
period 2009-12-31
MEXICAN PETROLEUM
filed 2010-06-29
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2009

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

11311 México D.F., México

(Address of principal executive offices)

Celina Torres Uribe

(5255) 1944 9700

ri@pemex.com

Avenida Marina Nacional No. 329

Torre Ejecutiva Piso 38 Colonia Huasteca

11311 México D.F., México

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

8.00% Guaranteed Notes due 2019

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

Yes  ☐    No   ☒

i

Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals and together with Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, collectively referred to as the subsidiary entities), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Federal Government of Mexico, which we refer to as the Mexican Government, and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 2 and listed in Note 3(b) to our consolidated financial statements incorporated in Item 18, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust) and Fideicomiso Irrevocable de Administración No. F/163 (which we refer to as Fideicomiso F/163) (which are described below under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), are incorporated into the consolidated financial statements; these subsidiary companies are also identified with the corresponding ownership percentages in “—Consolidated Structure of PEMEX” on page 3. Petróleos Mexicanos, the subsidiary entities and the subsidiary companies are collectively referred to as “PEMEX” or “we.”

References herein to “U.S. $,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the legal currency of Mexico. References herein to “euros” or “€” are to the legal currency of the European Economic and Monetary Union. References herein to “pounds” or “£” are to the legal currency of the United Kingdom. References herein to “Swiss Francs” or “CHF” are to the legal currency of the Swiss Confederation. References herein to “Japanese yen” or “¥” are to the legal currency of Japan. The term “billion” as used herein means one thousand million.

We maintain our consolidated financial statements and records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 13.0587 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP) instructed us to use on December 31, 2009. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

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

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the five years ended December 31, 2009 included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. and Ryder Scott Company, L.P. reviewed our estimates of the hydrocarbon reserves of Mexico as of December 31, 2009, all reserves estimates involve some degree of uncertainty. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico,” and “—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revision” for a description of the risks relating to reserves and reserves estimates.

CONSOLIDATED STRUCTURE OF PEMEX

Petróleos Mexicanos
Board of Directors
Director General
Corporate Operations Office
Corporate Finance Office
Corporate Administration Office
Corporate Engineering and Project Development Office
Corporate Technology and Business Processes Office
Pemex - Exploration and Production
100.00%
P.M.I. Marine, Ltd. (1)
Pemex - Gas and Basic Petrochemicals
100.00%
Mex Gas Internacional, Ltd. (2)
Pemex - Refining
Pemex - Petrochemicals
P.M.I. Comercio Internacional, S.A. de C.V.
98.33%
P.M.I. Holdings, B.V. (3)
100.00%
P.M.I. Holdings Petróleos España, S.L. (2)
100.00%
P.M.I. Services North America, Inc. (4)
100.00%
Pemex Services Europe, Ltd. (5)
100.00%
P.M.I. Services, B.V. (3)
100.00%
Pemex Internacional España, S.A. (6)
100.00%
71.70%
P.M.I. Norteamérica, S.A. de C.V.
28.30%
1.00%
P.M.I. Trading, Ltd. (1)
50.50%
48.50%
100.00%
P.M.I. Holding North America, Inc. (4)
Kot Insurance Co. AG (7)
100.00%
Integrated Trade Systems, Inc. (4)
100.00%
Pemex Project Funding Master Trust (8)
Fideicomiso No. F/163 (9)
Pemex Finance, Ltd. (10)
The Subsidiary Companies
Corporate Operations of Petróleos Mexicanos
The PMI Group
The Subsidiary Entities and their Subsidiaries
Other Subsidiary Companies, the Pemex Project Funding Master Trust and Fideicomiso F/163

(1) Incorporated in Ireland
(2) Relocated in Spain
(3) Incorporated in the Netherlands
(4) Incorporated in the United States
(5) Incorporated in the United Kingdom
(6) Incorporated in Spain
(7) Relocated in Switzerland
(8) Delaware statutory trust controlled by Petróleos Mexicanos
(9) Mexican trust controlled by Petróleos Mexicanos
(10) Incorporated in the Cayman Islands

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our consolidated financial statements included in Item 18.

The selected financial data set forth below as of and for the five years ended December 31, 2009 have been derived from our consolidated financial statements for the years ended December 31, 2005 and 2006, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2007, 2008 and 2009, which were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, for the 2007, 2008 and 2009 fiscal years and by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, for the two previous years.

Our consolidated financial statements for the year ended December 31, 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles, which we refer to as Mexican GAAP. Our consolidated financial statements for the years ended December 31, 2006, 2007, 2008 and 2009 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS or NIFs), which replaced Mexican GAAP, although this change had no accounting implications for PEMEX in 2006, 2007, 2008 or 2009. In this document, unless otherwise stated, we use the term Mexican FRS to mean (1) Mexican GAAP for periods ending prior to January 1, 2006 and (2) NIFs for periods ending on or after January 1, 2006.

Beginning January 1, 2003, we recognized the effects of inflation in accordance with Governmental Standard GS-06 BIS “A” Section C, which required the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican FRS (which we refer to as Bulletin B-10). As a result of the provisions of Bulletin B-10, we restated our consolidated financial statements for the years ended December 31, 2005 and 2006, in order to present our results for each of these years on the same basis and purchasing power as the results for the year ended December 31, 2007 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in our consolidated financial statements for the years then ended are expressed in thousands of constant Mexican pesos as of December 31, 2007. The December 31, 2007 restatement factors applied to the financial statements at December 31, 2005 and 2006 were 1.0405 and 1.0376, respectively, which correspond to inflation from January 1, 2006 and 2007 through December 31, 2007, respectively, based on the national consumer price index (NCPI).

In accordance with FRS B-10 “Effects of Inflation” (which we refer to as FRS B-10), because the economic environment in the three-year periods ended December 31, 2007 and 2008 did not qualify as inflationary (because accumulated inflation for such periods was below 26%), we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2008 and 2009. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See Note 3(a) to our consolidated financial statements included herein for a summary of the effects of application of FRS B-10 and Notes 3(h), 3(p), 3(q), 3(u) and 3(v) to our consolidated financial statements included herein for discussion of the inflation accounting rules applied prior to the adoption of FRS B-10.

In addition to the above, our consolidated financial statements for the years ended December 31, 2005, 2006, 2007 and 2008 have been reclassified in certain accounts with the purpose of making them comparable with our consolidated financial statements as of December 31, 2009.

Mexican FRS differ in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). The principal differences between our net income and equity under U.S. GAAP and Mexican FRS are described in Note 21 to our consolidated financial statements included herein and in “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

Selected Financial Data of PEMEX

	Year Ended December 31,(1)(2)
	2005	2006	2007	2008	2009	2009(3)
	(in millions of pesos, except ratios)(4)					(in millions of U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales(5)	Ps.1,006,303	Ps.1,106,101	Ps.1,139,257	Ps.1,328,950	Ps.1,089,921	U.S.$83,463
Total sales net of the IEPS tax	984,479	1,106,101	1,139,257	1,328,950	1,089,921	83,463
Operating income	542,175	606,868	593,652	571,111	428,277	32,796
Comprehensive financing result	(4,836)	(23,847)	(20,047)	(107,512)	(15,308)	(1,172)
Net income (loss) for the year	(82,358)	46,953	(18,308)	(112,076)	(94,662)	(7,249)
Amounts in accordance with U.S. GAAP:
Total sales net of IEPS tax	984,479	1,106,101	1,139,257	1,328,950	1,089,921	83,463
Operating income net of IEPS tax	524,954	614,067	584,703	627,865	459,947	35,221
Comprehensive financing (cost) income	(10,116)	(18,151)	(25,610)	(123,863)	(5,094)	(390)
Net income (loss) for the period	(79,791)	56,722	(32,642)	(67,766)	(52,572)	(4,026)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents	130,450	195,777	170,997	114,224	128,180	9,816
Total assets	1,125,596	1,250,020	1,330,281	1,236,837	1,332,037	102,004
Long-term debt	541,543	524,475	424,828	495,487	529,258	40,529
Total long-term liabilities	977,030	1,032,251	990,909	1,033,987	1,155,917	88,517
Equity (deficit)	(29,010)	41,456	49,908	26,885	(66,840)	(5,118)
Amounts in accordance with U.S. GAAP:
Total assets	1,079,745	1,224,272	1,211,719	1,239,464	1,321,570	101,202
Equity (deficit)	(120,943)	(22,883)	(198,083)	(145,420)	(423,159)	(32,404)
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and amortization	56,996	65,672	72,592	89,840	76,891	5,888
Investments in fixed assets at cost(6)	89,855	104,647	155,121	141,091	215,915	16,534
Ratio of earnings to fixed charges:
Mexican FRS(7)	—	1.8581	—	—	—	—
U.S. GAAP(7)	—	2.0680	—	—	—	—

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Master Trust, Fideicomiso F/163, RepCon Lux, S.A., and Pemex Finance, Ltd.).
(2)	Mexican FRS differ in certain significant respects from U.S. GAAP. For the principal differences between U.S. GAAP and Mexican FRS affecting our consolidated financial statements, see Note 21 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”
(3)	Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the SHCP for accounting purposes of Ps. 13.0587 = U.S. $1.00 at December 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(4)	Figures for 2005 and 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See the preceding page for the inflation factors. Figures for 2008 and 2009 are stated in nominal pesos.
(5)	Includes the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, which we refer to as the IEPS tax) as part of the sales price of the products sold, except in 2006, 2007, 2008 and 2009, when the IEPS tax rate was negative.
(6)	Includes investments in fixed assets and capitalized interest until 2006, and, beginning in 2007, capitalized comprehensive financial result. The amount of investment in fixed assets in 2005, 2006 and 2007 was derived from our accounting records, but does not appear directly in the corresponding statement of changes in financial position. Beginning with fiscal year 2008, the amount presented for investment in fixed assets is that which is included in the statement of cash flows. See Note 3(h) to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(7)	Under Mexican FRS, earnings for the years ended December 31, 2005, 2007, 2008 and 2009 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 86,639 million, Ps. 16,174 million, Ps. 97,735 million and Ps. 88,310 million, respectively. Under U.S. GAAP, earnings for the years ended December 31, 2005, 2007, 2008 and 2009 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 84,708 million, Ps. 33,160 million, Ps. 56,880 million and Ps. 46,426 million, respectively.
Source:	PEMEX’s financial statements.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

	Exchange Rate
Period	High	Low	Average(1)	Period End
Year Ended December 31,
2005	11.411	10.414	10.868	10.628
2006	11.460	10.432	10.902	10.800
2007	11.269	10.667	10.925	10.917
2008	13.935	9.917	11.212	13.832
2009	15.406	12.632	13.578	13.058
2010
January	13.029	12.650	12.810	13.029
February	13.194	12.758	12.940	12.758
March	12.741	12.301	12.567	12.301
April	12.414	12.156	12.240	12.228
May	13.140	12.266	12.726	12.863
June(2)	12.920	12.456	12.700	12.697

(1)	Average of month-end rates, except for 2010 monthly exchange rates.
(2)	For the period from June 1, 2010 to June 25, 2010.

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York.

The noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York on June 25, 2010 was Ps. 12.697 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to the Operations of PEMEX

Crude oil and natural gas prices are volatile, and low crude oil and natural gas prices negatively affect PEMEX’s income and cash flows and the amount of Mexico’s hydrocarbon reserves.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by Organization of the Petroleum Exporting Countries (OPEC) members and other oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which we refer to as DFIs) related to oil and gas.

When international crude oil and natural gas prices are low, we earn less export sales revenue and, therefore, generate lower cash flows and earn less income, because our costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, we earn more export sales revenue and our income before taxes and duties increases. As a result, future fluctuations in international crude oil and natural gas prices will have a direct effect on our results of operations and financial condition, and may affect Mexico’s hydrocarbon reserves estimates. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks and deliberate acts of terror.

We are subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of our facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, our business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires, mechanical failures and theft.

Our facilities are also subject to the risk of sabotage and terrorism. In July 2007, two of our pipelines were attacked. In September 2007, six different sites were attacked and 12 of our pipelines were affected. During 2008, 2009 and as of the date of this report in 2010, there have been no further acts of sabotage and terrorism. However, the occurrence of any of these events or of accidents connected with production, processing and transporting oil and oil products could result in personal injuries, loss of life, environmental damage with resulting containment, clean-up and repair expenses, equipment damage and damage to our facilities. A shutdown of the affected facilities could disrupt our production and increase our production costs.

Although we purchase comprehensive insurance policies covering most of these risks, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these and other events. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance.”

PEMEX has a substantial amount of liabilities that could adversely affect our financial health and results of operations.

We have a substantial amount of debt. As of December 31, 2009, our total indebtedness, excluding accrued interest, was approximately U.S. $47.9 billion, in nominal terms, which is an 11.9% increase, as compared to our total indebtedness, excluding accrued interest, of U.S. $42.8 billion at December 31, 2008. Our level of debt may increase further in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concerns regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2009 was equal to approximately U.S. $44.1 billion. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any further lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. Similarly, any further lowering of the credit ratings of Mexico may have an adverse effect on our credit ratings. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding” and “Item 4—Information on the Company—United Mexican States—Public Debt—Rating Agency Considerations.” If we are unable to obtain financing on favorable terms, this may hamper our ability to obtain further financing as well as hamper investment in downstream facilities financed through debt. As a result, we may not be able to make the capital expenditures needed to maintain our current production levels and to maintain, as well as increase, Mexico’s hydrocarbon reserves, which may adversely affect our financial health and results of operations. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, Mexico’s hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments” and “—Considerations Related to Mexico—The current global financial crisis has led to lower oil prices and a lack of available credit; if the crisis continues or worsens, it could adversely affect our results of operations, financial condition and cash flows” below.

PEMEX’s compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations. Numerous Mexican Government agencies and departments issue environmental rules and regulations, which are often difficult and costly to comply with and which carry substantial penalties for non-compliance. This regulatory burden increases our costs because it requires us to make significant capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.” In addition, we have agreed with third parties to make investments to reduce our carbon emissions. See “Item 4—Information on the Company—Environmental Regulation—Carbon Dioxide Emissions Reduction.”

PEMEX publishes less U.S. GAAP financial information than U.S. companies are required to file with the SEC.

We prepare our financial statements according to Mexican FRS, which differ in certain significant respects from U.S. GAAP. See “Item 3—Key Information—Selected Financial Data,” “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and Note 21 to our consolidated financial statements included herein. As a foreign issuer, we are not required to prepare quarterly U.S. GAAP financial information, and we therefore generally prepare a reconciliation of our net income and equity under Mexican FRS to U.S. GAAP as well as explanatory notes and additional disclosure required under U.S. GAAP on a yearly basis only. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

If PEMEX were unable to properly adopt and implement International Financial Reporting Standards, its ability to produce and publish timely and accurate financial information could be materially affected.

Beginning with the fiscal year starting January 1, 2012, Mexican issuers with securities registered in the Registro Nacional de Valores (National Securities Registry) of the Comisión Nacional Bancaria y de Valores (which we refer to as the CNBV) will be required to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). In connection with this implementation, we will be required to evaluate our internal controls over financial reporting in order to verify that they will continue to be effective once the implementation of IFRS is complete. As of the date of this report, we are in the process of implementing IFRS and expect to fulfill this requirement. However, we cannot be certain that no event will occur which could prevent us from adopting, by the deadline established by the CNBV, the modifications necessary to issue our financial statements under IFRS. If we were not able to implement IFRS by the date required, our ability to issue timely and accurate financial information could be materially affected. Consequently, we could be subject to penalties for such non-compliance, including having our securities delisted from the Bolsa Mexicana de Valores, S.A.B. de C.V (which we refer to as the BMV).

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

The Mexican Government would have the power, if federal law and the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States) were amended, to reorganize PEMEX, including a transfer of all or a portion of Petróleos Mexicanos and the subsidiary entities or their assets to an entity not controlled by the Mexican Government. Such a reorganization or transfer could adversely affect production, cause a disruption in our workforce and our operations, and cause us to default on certain obligations. See also “—Considerations Related to Mexico” below.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government, which may limit PEMEX’s capacity to expand its investment program.

The Mexican Government taxes PEMEX heavily, particularly the revenues of Pemex-Exploration and Production, which may limit PEMEX’s ability to make capital investments. In 2009, approximately 50.2% of the sales revenues of PEMEX was used to pay taxes to the Mexican Government. These special taxes, duties and dividends constitute a substantial portion of the Mexican Government’s revenues. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

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

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas (LPG), gasoline, diesel, domestic gas oil and fuel oil number 6, among others. As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to its customers in the domestic market. We do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect our results of operations. For more information, see “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

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

The information on oil, gas and other reserves set forth in this Form 20-F is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. See “—Risk Factors Related to the Operations of PEMEX—Crude oil and natural gas prices are volatile, and low crude oil and natural gas prices negatively affect PEMEX’s income and cash flows and the amount of Mexico’s hydrocarbon reserves.” Pemex-Exploration and Production revises its estimates of Mexico’s hydrocarbon reserves annually, which may result in material revisions to our estimates of Mexico’s hydrocarbon reserves.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments.

We invest funds to maintain, as well as increase, the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. While the replacement rate for proved hydrocarbon reserves has increased in recent years, from 50.3% in 2007 to 71.8% in 2008 and to 77.1% in 2009, the overall replacement rate is still less than 100%, which represents a decline in Mexico’s proved hydrocarbon reserves. Pemex-Exploration and Production’s crude oil production decreased by 5.5% from 2006 to 2007, by 9.2% from 2007 to 2008 and by 6.8% from 2008 to 2009, primarily as a result of the decline of production in the Cantarell complex. Our ability to make capital expenditures is limited by the substantial taxes that we pay to the Mexican Government and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. For more information, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

PEMEX may claim some immunities under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

Petróleos Mexicanos and the subsidiary entities are decentralized public entities of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against us unless the U.S. court determines that we are not entitled to sovereign immunity with respect to that action. In addition, Mexican law does not allow attachment prior to judgment or attachment in aid of execution upon a judgment by Mexican courts upon the assets of Petróleos Mexicanos or the subsidiary entities. As a result, your ability to enforce judgments against us in the courts of Mexico may be limited. We also do not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against our property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act of 1976, as amended. Finally, if you were to bring an action in Mexico seeking to enforce our obligations under any of our securities, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

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

The current global financial crisis has had significant consequences worldwide, such as a global economic recession, exchange rate volatility, a lack of available credit, higher interest rates and a worldwide decrease in the demand for crude oil, natural gas and petrochemical products, which has led to lower oil and gas product prices. In Mexico, the consequences of this crisis have led to a 6.5% contraction in gross domestic product (GDP) during 2009 as compared to 2008 and a Mexican public sector deficit that has grown, in real terms, from 0.1% of Mexico’s GDP during 2008 to an estimated 2.3% of Mexico’s GDP during 2009. Any of these factors may adversely affect our results of operations, financial condition and cash flows, and may impact our ability both to access the financial markets and to maintain our budgeted level of capital expenditures.

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

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into U.S. dollars or other currencies, and Mexico has not had a fixed exchange rate control policy since 1982. However, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Mexican Government policies affecting the value of the peso could prevent us from paying our foreign currency obligations.

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

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. On December 1, 2006, Felipe de Jesús Calderón Hinojosa, a member of the Partido Acción Nacional (National Action Party, or PAN), formally assumed office for a six-year term as the President of Mexico. Currently, no political party holds a simple majority in either house of the Mexican Congress.

Mexico has experienced a period of increasing criminal violence and such activities could affect PEMEX’s operations.

Recently, Mexico has experienced a period of increasing criminal violence, primarily due to the activities of drug cartels and related organized crime. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces. Despite these efforts, drug-related crime continues to exist in Mexico. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on our financial condition and results of operations.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the November 30, 2009 issue of Petroleum Intelligence Weekly, we were the third largest crude oil producer and the eleventh largest oil and gas company in the world based on data from the year 2008. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos by a decree effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

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

•

Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives that may be used as basic industrial raw materials and stores, transports, distributes and markets these products and derivatives and produces, stores, transports, distributes and markets basic petrochemicals; and

•	Pemex-Petrochemicals engages in industrial petrochemical processes and stores, distributes and markets petrochemicals other than basic petrochemicals.

Under the Petróleos Mexicanos Law, which replaced the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), the subsidiary entities will continue to conduct business in accordance with their mandates under existing law until the President of Mexico issues the appropriate reorganization decrees, based on a proposal by the Board of Directors of Petróleos Mexicanos.

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

The Regulatory Law and the Petróleos Mexicanos Law have allowed us to co-generate electric energy and to enter into agreements with the Comisión Federal de Electricidad (Federal Electricity Commission) and Luz y Fuerza del Centro (Central Light and Power) to sell our production excess to these entities. On October 11, 2009, President Calderón issued a decree, in the Diario Oficial de la Federación (Official Gazette of the Federation), mandating the dissolution and liquidation of Central Light and Power. The funds and the public investment projects required to carry out these co-generation works and allow the acquisition of any additional production by such entities have been required to be (and in the case of the Federal Electricity Commission, still must be) included in the annual Presupuesto de Egresos de la Federación (Federal Expenditures Budget), which is subject to discussion by and approval of the Chamber of Deputies.

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

On October 21, 2008, the Mexican Congress approved a bill to modify the Federal Law of Budget and Fiscal Accountability, which became effective on November 14, 2008. Under these amendments:

•

As of January 30, 2009, our Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, which we refer to as PIDIREGAS) related debt was included in our balance sheet prepared under Mexican Governmental Accounting Standards and is now recognized as public sector debt. For Mexican FRS purposes, all of our PIDIREGAS-related financing and assets were already included in our consolidated balance sheet and, therefore, these amendments did not have a material effect on our consolidated balance sheet or income statement for any period.

•

During the second half of 2009, Petróleos Mexicanos assumed, as primary obligor, all payment obligations under PIDIREGAS financing entered into by the Master Trust and Fideicomiso F/163, our principal PIDIREGAS financing vehicles. The legal procedures relating to this assumption were carried out in the second half of 2009.

On September 4, 2009, the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) were published in the Official Gazette of the Federation. The Regulations to the Petróleos Mexicanos Law are a set of rules that regulate the application of the Petróleos Mexicanos Law in respect of, among other things: (i) the operation of the Board of Directors and committees of Petróleos Mexicanos; (ii) the authority of and the process for replacing the members of the Board of Directors and the Director General of Petróleos Mexicanos; (iii) Petróleos Mexicanos’ business planning and budgeting process, including provisions relating to acquisitions and financing programs; (iv) the approval of investment programs and specific investment projects; (v) the procurement of contracts by Petróleos Mexicanos (including contracts related to its core production activities); and (vi) the control, monitoring and performance evaluation of Petróleos Mexicanos. The Regulations to the Petróleos Mexicanos Law became effective as of September 5, 2009.

On September 4, 2009, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which was published in the Official Gazette of the Federation on September 24, 2009, and became effective as of September 25, 2009.

On September 23, 2009, the new Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) became effective. These new regulations relate to the oversight of Petróleos Mexicanos and its subsidiary entities, as well as their relations with the Mexican Government.

On December 18, 2009, the Disposiciones administrativas en materia de adquisiciones, arrendamientos, obras y servicios de las actividades sustantivas de carácter productivo de Petróleos Mexicanos y Organismos Subsidiarios (Administrative Guidelines for Acquisitions, Leasing, Works and Services of the Core Activities of Petróleos Mexicanos and Subsidiary Entities) were issued by the Board of Directors of Petróleos Mexicanos in accordance with the Petróleos Mexicanos Law. These guidelines were published on the Official Gazette of the Federation on January 6, 2010, and became effective on January 7, 2010. These guidelines regulate contracting procedures and the preparation, assignment and execution of contracts in connection with these activities. On March 10, 2010, modifications to these guidelines were also published to clarify the scope of these guidelines, in accordance with the Regulatory Law.

Capital Expenditures and Investments

The following table shows our capital expenditures, excluding maintenance, for the five years ended December 31, 2009, and the budget for such expenditures for the next two years.

Capital Expenditures

	Year ended December 31,(1)										Budget 2010		Budget 2011
	2005		2006		2007		2008		2009
	(in millions of pesos)(2)
Pemex-Exploration and Production	Ps.	90,447	Ps.	102,351	Ps.	115,563	Ps.	136,102	Ps.	180,507	Ps.	186,486	Ps.	209,665
Pemex-Refining		9,001		15,230		15,979		17,380		18,526		32,000		43,343
Pemex-Gas and Basic Petrochemicals		3,206		3,322		4,004		4,203		3,941		5,720		7,737
Pemex-Petrochemicals		1,530		1,426		1,139		1,614		2,053		4,780		16,703
Petróleos Mexicanos		388		349		227		439		560		870		1,308

Total Capital Expenditures	Ps.	104,572	Ps.	122,677	Ps.	136,913	Ps.	159,738	Ps.	205,587	Ps.	229,856	Ps.	278,756

Note:	Numbers may not total due to rounding.
(1)	Includes capitalized interest during construction period for the years 2005, 2006, 2007, 2008 and 2009. Does not include capitalized interest for the years 2010 and 2011.
(2)	Figures for 2005, 2006, 2007, 2008 and 2009 are stated in nominal pesos. Figures for 2010 and 2011 are stated in constant 2010 pesos.
Source:	Petróleos Mexicanos.

Total Capital Expenditures. The following table sets forth our total capital expenditures by project, excluding maintenance, for the five years ended December 31, 2009, as well as the budget for such expenditures for 2010.

Capital Expenditures

	Year ended December 31,(1)(2)
	2005		2006		2007		2008		2009		Budget 2010(3)
	(in millions of pesos)(4)
Pemex-Exploration and Production
Cantarell	Ps.	17,654	Ps.	18,255	Ps.	21,009	Ps.	29,073	Ps.	41,002	Ps.	38,041
Strategic Gas Program(5)		19,131		20,824		20,211		26,717		28,626		32,482
Ku-Maloob-Zaap		14,335		23,868		32,165		21,124		20,894		22,238
Aceite Terciario del Golfo(6)		1,565		1,849		4,103		8,998		20,607		20,225
Burgos		11,284		14,345		12,106		13,182		19,410		18,185
Antonio J. Bermúdez		6,065		5,335		6,568		8,728		10,442		9,511
Jujo-Tecominoacán		1,963		2,362		2,851		5,655		5,419		6,316
Delta del Grijalva		1,005		1,501		1,596		4,078		4,571		5,777
Integral Yaxché		381		254		593		1,722		4,552		4,411
Bellota-Chinchorro		1,317		1,540		2,364		3,912		4,496		4,920
Ek-Balam		400		308		1,114		1,406		4,143		2,351
Chuc(7)		1,301		1,311		1,931		1,702		3,469		5,797
Integral Poza Rica		692		710		469		1,382		2,122		2,287
Arenque		2,148		1,972		3,143		1,629		1,829		1,758
El Golpe-Puerto Ceiba		1,886		1,345		1,492		1,924		1,706		1,177
Caan(8)		938		599		682		827		1,654		1,585
Cactus-Sitio Grande		317		984		669		1,069		1,127		2,007
Ayín-Alux		26		36		15		34		1,116		1,020
Cárdenas		63		126		325		669		1,111		876
Tamaulipas-Constituciones		85		209		147		768		987		2,013
Och-Uech-Kax		260		133		19		100		324		1,121
Carmito-Artesa		148		63		118		160		160		984
Lakach(9)		—		—		—		152		43		213
Administrative and Technical Support		7,481		4,422		1,874		1,091		695		1,190

Total		90,447		102,351		115,563		136,102		180,507		186,486
Pemex-Refining
Minatitlán Refinery Reconfiguration		2,958		8,389		9,257		7,156		5,159		3,983
Tuxpan Pipeline and Storage and Distribution Terminals		—		—		—		—		650		2,023
Fuel Quality Investments		—		—		—		—		429		3,660
Residual Conversion from Salamanca Refinery		—		—		—		—		104		1,068
New Refinery at Tula		—		—		—		—		39		4,938
Others		6,043		6,841		6,722		10,223		12,145		16,328

Total		9,001		15,230		15,979		17,380		18,526		32,000

	Year ended December 31,(1)(2)
	2005		2006		2007		2008		2009		Budget 2010(3)
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant in Poza Rica GPC	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	640	Ps.	1,869
Rehabilitation of Fire Protection Network at GPCs		—		—		—		189		292		333
Modular Cryogenic Plants in Reynosa GPC		1,270		558		1,707		1,333		275		—
Rehabilitation and Integration of Burners Venting System in Ciudad Pemex GPC		—		—		—		15		252		243
Others		1,936		2,764		2,297		2,666		2,482		3,275

Total		3,206		3,322		4,004		4,203		3,941		5,720
Pemex-Petrochemicals
Modernization and Expansion of Capacity of Aromatics Train I at Cangrejera PC		—		—		218		16		442		2,065
Modernization and Expansion of Capacity of Ethane Derivatives Chain I at Morelos PC		—		—		—		—		284		91
Maintaining of Production Capacity of Ethane Derivatives Chain II at Morelos PC		—		—		—		—		218		424
Maintaining of Production Capacity of Aromatics Train II at Cangrejera PC		—		—		—		—		73		126
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC		—		—		—		—		57		28
Implementation of Security and Environmental Protection derived from Observations and Guidelines I at Cangrejera PC		—		—		—		—		51		—
Expansion of Styrene Plant at Cangrejera PC		18		82		60		21		1		1
Others		1,512		1,344		861		1,577		927		2,045

Total		1,530		1,426		1,139		1,614		2,053		4,780
Petróleos Mexicanos
Total		388		349		227		439		560		870

Total Capital Expenditures	Ps.	104,572	Ps.	122,677	Ps.	136,913	Ps.	159,738	Ps.	205,587	Ps.	229,856

Notes:	Numbers may not total due to rounding. GPC = Gas Processing Complex. PC = Petrochemical Complex.
(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during construction period for the years 2005, 2006, 2007, 2008 and 2009. Does not include capitalized interest for the year 2010.
(3)	Amended budget.
(4)	Figures for 2005, 2006, 2007, 2008 and 2009 are stated in nominal pesos. Figures for 2010 are stated in constant 2010 pesos.
(5)	The Strategic Gas Program includes several different natural gas projects expected to increase domestic supply of natural gas, thereby minimizing imports. See “Item 4—Business Overview—Exploration and Production—Investments and Production by Project—Strategic Gas Program.”
(6)	The Agua Fría-Coapechaca-Tajín and the Amatitlán-Profeta-Tzapotempa-Vinazco projects were merged into the new Aceite Terciario del Golfo Project in January 2007.
(7)	The Pol and the Integral Batab projects were merged into the Chuc project in January 2007.
(8)	The Integral Abkatún, the Integral Kanaab and the Taratunich projects were merged into the Caan project in January 2007.
(9)	This project was implemented in 2008.

Source: Petróleos Mexicanos.

During 2009, Pemex-Exploration and Production continued to invest in a total of 23 projects.

Capital Expenditures Budget. The following table sets forth our approved capital expenditures budget for 2010 through 2013. These figures are subject to change in accordance with our future investment plans and the provisions of subsequent budgetary approvals.

Approved Capital Expenditures Budget

	Year ended December 31,(1)
	2010		2011		2012		2013
	(in millions of constant 2010 pesos)
Pemex-Exploration and Production
Cantarell	Ps.	38,041	Ps.	37,171	Ps.	42,526	Ps.	42,985
Strategic Gas Program		32,482		37,214		24,406		17,392
Ku-Maloob-Zaap		22,238		30,463		25,174		18,861
Aceite Terciario del Golfo		20,225		26,083		27,671		31,056
Burgos		18,185		20,911		18,582		20,848
Antonio J. Bermúdez		9,511		9,755		9,178		4,757
Jujo-Tecominoacán		6,316		7,666		5,639		4,663
Chuc		5,797		3,809		3,853		2,705
Delta del Grijalva		5,777		4,451		3,329		1,193
Bellota-Chinchorro		4,920		2,394		753		473
Integral Yaxché		4,411		6,108		6,017		2,144
Ek-Balam		2,351		990		2,954		302
Integral Poza Rica		2,287		2,049		1,453		1,017
Tamaulipas-Constituciones		2,013		1,268		1,818		1,070
Cactus-Sitio Grande		2,007		1,583		714		1,182
Arenque		1,758		2,359		2,675		5,399
Caan		1,585		1,884		647		400
El Golpe-Puerto Ceiba		1,177		2,830		2,393		1,849
Och-Uech-Kax		1,121		1,009		29		67
Ayín-Alux		1,020		381		53		1,746
Carmito-Artesa		984		573		232		164
Cárdenas		876		132		123		49
Lakach		213		3,579		7,031		5,600
Administrative and Technical Support		1,190		5,005		4,513		3,695

Total		186,486		209,665		191,764		169,616
Pemex-Refining
New Refinery at Tula (pre-investment study)		4,938		1,549		260		0
Minatitlán Refinery Reconfiguration		3,983		0		0		0
Fuel Quality Investments		3,660		11,346		5,801		791
Tuxpan Pipeline and Storage and Distribution Terminals		2,023		856		0		0
Residual Conversion from Salamanca Refinery		1,068		2,749		10,315		17,347
Others		16,328		26,843		26,438		22,952

Total		32,000		43,343		42,814		41,091
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant in Poza Rica GPC		1,869		645		—		—
Rehabilitation of Fire Protection Network at GPCs		333		—		—		—
Rehabilitation and Integration Project of Burners Venting System in Ciudad Pemex GPC		243		119		—		—
Others		3,275		6,973		4,954		5,464

Total		5,720		7,737		4,954		5,464
Pemex-Petrochemicals
Modernization and Expansion of Capacity of the Aromatics Train I at Cangrejera PC		2,065		4,153		—		—
Maintaining of Production Capacity of Ethane Derivatives Chain II at Morelos PC		424		27		—		—
Maintaining of Production Capacity of Aromatics Train II at Cangrejera PC		126		33		—		—
Modernization and Expansion of Capacity of Ethane Derivatives Chain I at Morelos PC		91		3,491		569		—
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC		28		91		—		—
Expansion of Styrene Plant at Cangrejera PC		1		86		663		1,100
Others		2,045		8,823		5,265		5,144

Total		4,780		16,703		6,497		6,244
Petróleos Mexicanos
Total		870		1,308		821		424

Total Capital Expenditures Budget	Ps.	229,856	Ps.	278,756	Ps.	246,850	Ps.	222,839

Notes:	Numbers may not total due to rounding. GPC = Gas Processing Complex. PC = Petrochemical Complex.
(1)	Amounts based on cash basis method of accounting.
Source:	Petróleos Mexicanos.

We have budgeted a total of Ps. 229.9 billion in nominal terms for capital expenditures in 2010. We expect to direct Ps. 186.5 billion (or 81.1% of total capital expenditures) to exploration and production programs in 2010.

Our main objectives for upstream investment are to maximize the long-term economic value, and increase as well as improve the quality of Mexico’s oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. The 2010 budget objectives include strengthening Pemex-Exploration and Production’s Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance. In addition, on August 12, 2009, with the required donation of land for the project by the government of Hidalgo having been completed, we announced the construction of a new refinery in Tula in the state of Hidalgo. We expect to invest approximately Ps. 137.0 billion in the new refinery, which is expected to have a Maya crude oil processing capacity of 250 thousand barrels per day and to produce approximately 142 thousand barrels per day of gasoline, 130 thousand barrels per day of diesel and 12 thousand barrels per day of jet fuel. We are also planning to renovate and upgrade our refinery in Salamanca, in the state of Guanajuato.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production’s primary objectives for 2010 include: (1) sustaining current crude oil production levels in order to satisfy domestic demand and have surpluses available for export; (2) increasing natural gas production levels in order to reach a growth rate that satisfies domestic demand and decreases our dependence on natural gas imports; (3) continuing to increase the replacement rate of proved and total reserves; (4) maintaining discovery and development costs similar to those of our international competitors; and (5) improving performance in terms of industrial security and environmental protection, as well as continuing to build relationships with the communities in which we operate. Our downstream investment program seeks to meet these objectives by: maximizing the value of produced reserves; improving the quality of our product selection; and improving the reliability of our logistics and distribution services to achieve an optimal level of efficiency, while continuing to emphasize industrial safety and environmental compliance.

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities increased by 32.6% in 2009, and we continued to finance an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 3,776 thousand barrels of oil equivalent per day in 2009. Pemex-Exploration and Production’s crude oil production decreased by 6.8% from 2008 to 2009, averaging 2,601.5 thousand barrels per day in 2009. This decrease was largely due to the decline of the Cantarell complex. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) increased by 1.6% from 2008 to 2009, averaging 7,030.7 million cubic feet per day in 2009. This increase in natural gas production was a result of greater volumes from the Burgos, Ku-Maloob-Zaap, Delta del Grijalva, Costero, Crudo Ligero Marino and Ixtal-Manik projects. Exploration drilling activity increased by 15.4% from 2008 to 2009, from 65 exploratory wells completed in 2008 to 75 exploratory wells completed in 2009. Development drilling activity increased by 61.9% from 2008 to 2009, from 664 development wells completed in 2008 to 1,075 development wells completed in 2009. In 2009, we completed the drilling of 1,150 wells in total. Our drilling activity in 2009 was focused on increasing the production of non-associated gas in the Burgos and Macuspana regions and of heavy crude oil in the Ku-Maloob-Zaap project.

Our well-drilling activities during 2009 led to significant offshore discoveries of heavy and extra-light crude oil fields, specifically in the Southeastern basins, the Marine region and the part of the Northern region that is located within the Veracruz basin. Our current challenge with respect to these discoveries is their immediate development in order to maintain current production levels.

Pemex-Exploration and Production’s production goals for 2010 include maintaining its crude oil production at approximately 2.51 million barrels per day and maintaining its natural gas production at approximately 6.48 billion cubic feet per day, in order to better satisfy domestic demand for natural gas, and thus lower the rate of increase of imports of natural gas and natural gas derivatives.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences significant demand for its refined products. Pemex-Refining’s atmospheric distillation refining capacity remained constant at approximately 1,540 thousand barrels per day during 2009. In 2009, Pemex-Refining produced 1,343 thousand barrels per day of refined products as compared to 1,307 thousand barrels per day of refined products in 2008. This increase in refined products production was primarily due to greater crude oil processing as well as increased utilization of plants performing greater value-adding processing activities.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Additionally, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks, which are used by Pemex-Refining or Pemex-Petrochemicals. In 2009, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at 4,503 million cubic feet per day. Pemex-Gas and Basic Petrochemicals processed 3,381 million cubic feet per day of sour natural gas in 2009, a 6.1% increase from the 3,188 million cubic feet per day of sour natural gas processed in 2008. It produced 378 thousand barrels per day of natural gas liquids in 2009, a 0.5% increase from the 376 thousand barrels per day of natural gas liquids production in 2008. It also produced 3,572 million cubic feet of dry gas per day in 2009, 3.2% more than the 3,461 million cubic feet of dry gas per day produced in 2008.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene, paraxylene, benzene and xylene; (4) propylene and its derivatives, such as acrylonitrile; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) decreased by 3.2% in 2009, from 7,841 thousand tons in 2008 to 7,587 thousand tons in 2009, mainly due to decreased production of certain products during 2009 (including ammonia, carbonic anhydride, ethylene oxide and glycols, gasoline blend and paraxylene) due to lower production of ethane and methane derivatives, as a result of the integration of the ethylene oxide project at the Morelos petrochemical complex and scheduled maintenance at the Cosoleacaque petrochemical complex. In addition, production of aromatics decreased, due to the shutdown of the paraxylene plant during the last quarter of 2008, because of market conditions, modifications made in the gasoline blend production program, shutdowns for the annual maintenance program and preparations undertaken to ensure compliance with the imported naphtha program for 2010. In order to provide figures comparable to those from past years, we have not included in this total an additional 3,899 thousand tons of refined products that were produced in a plant at the Cangrejera petrochemical complex which was transferred during 2008 from Pemex-Refining to Pemex-Petrochemicals.

International Trading

In 2009, our crude oil exports decreased by 12.9%, from 1,403.4 thousand barrels per day in 2008 to 1,222.1 thousand barrels per day in 2009. Natural gas imports decreased by 5.6% in 2009, from 447.1 million cubic feet per day in 2008 to 422.0 million cubic feet per day in 2009. In 2009, exports of petrochemical products by volume increased by 44.4%, from 539.6 thousand metric tons in 2008 to 779.4 thousand metric tons in 2009, while imports of petrochemical products by volume increased by 29.2%, from 439.8 thousand metric tons in 2008 to 568.3 thousand metric tons in 2009. In 2009, exports of refined products by volume increased by 33.0%, from 184.1 thousand barrels per day in 2008 to 244.8 thousand barrels per day in 2009, while imports of refined products by volume decreased by 7.6%, from 548.2 thousand barrels per day in 2008 to 506.4 thousand barrels per day in 2009.

We are a major supplier of crude oil to the United States. P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI, we collectively refer to as the PMI Group) provide us and a number of independent customers with international trading, distribution and related services. The PMI Group sells, buys and transports crude oil, refined products and petrochemicals in world markets. The PMI Group also provides us with related risk management, insurance, transportation and storage services. The PMI Group has offices in Mexico City, Houston and Madrid. Our trading volume of sales and imports totaled U.S. $44,595.4 million in 2009, including U.S. $25,605.4 million in crude oil sales.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 through 2009, we completed 7,754 exploration and development wells. During 2009, our average success rate for exploratory wells was 36% and our average success rate for development wells was 94%. From 2005 to 2009, we discovered 20 new crude oil fields and 49 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 394 at the end of 2009.

The 2009 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where we discovered new reservoirs that represent new drilling opportunities. These exploratory activities yielded 388.9 million barrels of oil equivalent of proved reserves in 2009. A total of 13 fields were discovered, seven of which contain non-associated gas and six of which contain crude oil. Within the currently producing fields, 14 reservoirs were discovered, seven of which contain non-associated gas and seven of which contain crude oil. In addition, two fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field. We also continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. We acquired 18,287 square kilometers of three-dimensional seismic data in 2009, of which 56% was in the deep waters of the Gulf of Mexico.

The following table summarizes our drilling activity for the five years ended December 31, 2009, all of which occurred in Mexican territory.

	Year ended December 31,
	2005	2006	2007	2008	2009
Wells initiated(1)	759	672	615	822	1,490
Exploratory wells initiated(1)	73	58	49	68	71
Development wells initiated(1)	686	614	566	754	1,419
Wells drilled(2)	742	656	659	729	1,150
Exploratory wells	74	69	49	65	75
Productive exploratory wells(3)	39	32	24	21	27
Dry exploratory wells	35	37	25	44	48
Success rate %	53	46	49	32	36
Development wells	668	587	610	664	1,075
Productive development wells	612	541	569	612	1,014
Dry development wells	56	46	41	52	61
Success rate %(4)	92	92	94	92	94
Producing wells (annual averages)(5)	5,682	6,080	6,280	6,382	6,890
Marine region	388	411	434	453	469
Southern region	959	958	926	947	1,005
Northern region	4,335	4,711	4,920	4,982	5,416
Producing wells (at year end)(6)	5,671	5,998	5,942	6,247	6,814
Crude oil	3,128	3,126	2,884	3,127	3,713
Natural gas	2,543	2,872	3,058	3,120	3,101
Producing fields	357	364	352	345	394
Marine region	29	30	30	30	33
Southern region	84	88	87	93	97
Northern region	244	246	235	222	264
Drilling Rigs	116	103	116	143	176
Kilometers drilled	2,004	1,858	1,798	2,199	3,770
Average depth by well (meters)	2,828	2,771	2,744	2,748	2,494
Discovered fields(7)	16	13	14	13	13
Crude oil	3	2	4	5	6
Natural gas	13	11	10	8	7
Crude oil and natural gas output by well (barrels of oil equivalent per day)	774	729	699	621	548
Total developed acreage (km2) (8)	7,828	7,596	8,132	8,088	8,376
Total undeveloped acreage (km2) (8)	588	655	616	690	953

Note:	Numbers may not total due to rounding.
(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells and includes only wells with discoveries since 2007.
(4)	Excludes injector wells.
(5)	In April 2010, the monthly average of total producing wells, which are wells that are not only capable of production but are actually producing during the relevant period, was 7,339.
(6)	All productive wells, and all other wells referred to in this table, are “net,” because we do not grant others any fractional working interests in any wells that we own; we also have not acquired any fractional working interest in wells owned by others.
(7)	Includes only fields with proved reserves.
(8)	All acreage is net, because we have the exclusive right to exploit Mexico’s oil and gas reserves, i.e., we neither grant others fractional interests nor enter into other types of production sharing arrangements.

Source: Pemex-Exploration and Production.

Extensions and Discoveries

During 2009, we discovered new sources of crude oil and natural gas reserves in 13 fields, ten of which were discovered onshore, six in the Northern region and four in the Southern region. We made three offshore field discoveries, two of which were in the Northeastern Marine region and the other of which was in the Southwestern Marine region. In addition, 14 reservoirs were discovered in currently producing fields. The new discoveries yielded a total of 388.9 million barrels of oil equivalent of proved reserves.

During 2009, in the Northeastern Marine region, the drilling of the Kayab-1DL well was completed and the Kayab field was delineated, which together led to the addition of 144.3 million barrels of oil equivalent of proved reserves. In the Southwestern Marine region, the drilling of the Xux-1 well and the delineation of the Ichalkil field through the drilling of the Ichalkil-1DL well led to the addition of 121.6 million barrels of oil equivalent of proved reserves. In the Northern region’s Burgos and Sabinas basins, the drilling of the Artimón-1, Barunda-1, Cucaña-1, Trapiche-1 and Cougar-1 wells, among others, as well as the discovery of new reservoirs in existing fields, led to the addition of 21.7 million barrels of oil equivalent of proved reserves. Finally, the drilling of the Bricol-1, Cupache-1, Madrefil-1 and Terra-1 wells and the discovery of new reservoirs in the Tupilco, Cinco Presidentes, Teotleco and Pijije fields in the Southern region led to the addition of 79.5 million barrels of oil equivalent of proved reserves.

With respect to the Aceite Terciario del Golfo project, Pemex-Exploration and Production has contracted with five firms for the installation of field laboratories in order to increase production volume and to develop new production mechanisms. This installation is expected to improve oil and gas recovery and lower our operating costs. The firms that will install these field laboratories are: Weatherford International Ltd., Halliburton Company, Baker Hughes Incorporated, Tecpetrol Internacional S.A. and Schlumberger Limited. This initiative has been undertaken in accordance with the principal strategy of Pemex-Exploration and Production relating to reorganization and technological improvements at the project, in order to increase the reservoir’s productivity. In addition, we have undertaken a 3D seismic acquisition program to better capture reservoir geometry and to increase the reliability of our geological models, thereby improving field development activities and secondary recovery methods at the project.

Reserves

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Under the Petróleos Mexicanos Law, Petróleos Mexicanos and the subsidiary entities, except for Pemex-Petrochemicals, have the exclusive right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Effective January 1, 2010, certain of the SEC’s rules have been revised in order to modernize the reporting requirements applicable to companies such as PEMEX in respect of oil and other hydrocarbon reserves. The most significant of these revisions include the following:

•

Crude oil prices. Evaluation of the economic producibility of reserves and discounted cash flows must each now be based on a 12-month average crude oil price that is calculated by using the price on the first day of each month during the period, unless contractual arrangements designate a different price to be used.

•

Proved undeveloped reserves. Reserves may now be classified as proved undeveloped reserves if: (1) there is a high degree of confidence that the relevant quantities of such reserves will be recovered; and (2) the related drilling is scheduled to begin within the next five years, unless the specific circumstances justify a longer time.

•

Reserves estimation using new technologies. Reserves may now be estimated through the use of reliable advanced technologies in addition to those, such as flow tests and production history, previously recognized by the SEC.

•

Reserves estimation personnel and process. Additional disclosure is now required regarding the qualifications of those who oversee a company’s reserves estimation process. A general discussion is also now required of the internal controls used to assure the objectivity of reserves estimates.

There has been no material change in Mexico’s proved reserves as a result of the application of these revised SEC rules.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2009 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit our hydrocarbon reserves. However, pursuant to the Regulatory Law, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) is currently reviewing our hydrocarbon reserves estimates. Once this review has been completed, the Secretaría de Energía (Ministry of Energy) will disclose the hydrocarbon reserves of Mexico, as estimated by the National Hydrocarbons Commission. Differences may arise between our reserves estimates and those of the National Hydrocarbons Commission.

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

During 2009, we did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of our reserves estimation efforts, since 1996 we have undertaken the internal certification of our estimates of Mexico’s reserves as follows. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (each of these units consisting of a series of projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request from the Gerencia de Reservas de Hidrocarburos y Proyectos de Explotación (the Hydrocarbons Reserves and Exploitation Projects Management Office), the central hydrocarbon reserves management body of Pemex-Exploration and Production, the review and certification of such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves that are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Exploitation Projects Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; wells drilling and completion; Pressure, Volume and Temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of our personnel have been previously certified by the Mexican Ministry of Education, most have earned master’s degrees in areas of study such as Petroleum Engineering, Geology and Geophysical Engineering and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2009: Netherland, Sewell International, S. de R.L. de C.V. (Netherland Sewell); DeGolyer and MacNaughton (D&M); and Ryder Scott Company, L.P. (Ryder Scott, and, together with Netherland Sewell and D&M, the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.4% of Mexico’s reserves. The remaining 0.6% of reserves consisted of (a) reserves that are in the process of review but have not yet been certified and (b) reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region and Ryder Scott reviewed the reserves in the Northern region. In addition, Ryder Scott reviewed a portion of Mexico’s reserves located in areas in which third parties provide services to Pemex-Exploration and Production through the Financed Public Works Contracts program, as described under “—Information on the Company—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves, which is in turn certified by an engineering firm hired by such party. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex-Exploration and Production’s reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates we furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles.

All questions that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (which we refer to as Rule 4-10(a)), are consistent with international reserves reporting practice, and are in accordance with the revised oil and gas reserves disclosure provisions of the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932-10-5 “Extractive Activities—Oil and Gas” (which we refer to as Topic 932).

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 1.5% in 2009, from 11,865 million barrels at December 31, 2008 to 11,691 million barrels at December 31, 2009. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.2% in 2009, from 8,618 million barrels at December 31, 2008 to 8,167 million barrels at December 31, 2009. These decreases were principally due to crude oil and condensates production during 2009, as well as a decline in crude oil reserves in the Akal field and the Paleocanal de Chicontepec, which were partially offset by the field development and reserves reclassification activities described below, as well as exploratory additions.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 5.8% in 2009, from 12,702 billion cubic feet at December 31, 2008 to 11,966 billion cubic feet at December 31, 2009. Mexico’s proved developed dry gas reserves decreased by 7.6% in 2009, from 8,206 billion cubic feet at December 31, 2008 to 7,586 billion cubic feet at December 31, 2009. Mexico’s proved undeveloped dry gas reserves decreased by 2.6% in 2009, from 4,496 billion cubic feet at December 31, 2008 to 4,380 billion cubic feet at December 31, 2009. These decreases were principally due to the volume of dry gas production during 2009, which was partially offset by exploratory additions.

Due to various field development activities performed during 2009, 750.9 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 150,135 million. The only fields containing material volumes of Mexico’s proved reserves that have remained undeveloped for five years or more are the Ayín and Alux fields, with this delay due to our having insufficient geological data relating to these fields. We have begun to address this lack of information by conducting additional studies aimed at reducing uncertainty in existing geological models. As a result, on February 18, 2010, the Ayín-Alux project commenced production with an initial oil flow rate of 4,700 barrels per day through the Alux-1A well. In addition, we completed the construction of 22 kilometers of 20” diameter pipeline connecting the Ayín field and the Alux-1A well to the host platform, which will allow us to better manage this project’s production.

The following three tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2009

Based on Average Fiscal Year Prices(1)

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	8,167	7,586
Proved undeveloped reserves	3,524	4,380

Total proved reserves	11,691	11,966

Note:	Numbers may not total due to rounding.
(1)	We do not produce synthetic oil or synthetic gas, or extract other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves (including natural gas liquids)(1)

	2005	2006	2007	2008	2009
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	14,803	13,671	12,849	12,187	11,865
Revisions(2)	165	425	455	444	577
Extensions and discoveries	57	86	150	370	311
Production	(1,354)	(1,332)	(1,268)	(1,135)	(1,062)

At December 31	13,671	12,849	12,187	11,865	11,691

Proved developed reserves at December 31	9,617	8,978	8,436	8,618	8,167
Proved undeveloped reserves at December 31	4,054	3,871	3,751	3,247	3,524

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2005	2006	2007	2008	2009
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	14,807	14,557	13,856	13,162	12,702
Revisions(1)	640	280	879	730	504
Extensions and discoveries	415	505	171	454	404
Production(2)	(1,305)	(1,487)	(1,744)	(1,643)	(1,644)

At December 31	14,557	13,856	13,162	12,702	11,966

Proved developed reserves at December 31	8,888	8,688	8,163	8,206	7,586
Proved undeveloped reserves at December 31	5,669	5,168	4,999	4,496	4,380

Note:	Numbers may not total due to rounding.
(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

The following table sets forth, as of December 31, 2009, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 87% of Mexico’s proved reserves.

Field	Proved Reserves(1)	Developed Reserves(1)	Undeveloped Reserves(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	3,265.9	2,608.9	657.0	136	33
Akal	2,283.0	2,283.0	0.0	140	0
Antonio J. Bermudez(3)	1,586.5	839.1	747.4	108	69
Jujo-Tecominoacán	802.6	568.5	234.1	48	25
Aceite Terciario del Golfo	482.9	121.8	361.2	1,070	3,163
Sihil	295.4	93.5	202.0	5	20
Ayatsil	275.8	0.0	275.8	0	18
Ixtal	259.7	200.9	58.8	8	3
May	186.9	135.1	51.8	14	8
Bolontikú	129.5	98.7	30.8	8	4
Ek	125.6	58.1	67.5	11	11
Sen	119.3	73.7	45.5	16	6
Tsimin	117.7	0.0	117.7	0	6
Caan	112.4	112.4	0.0	15	0
Xux	110.1	0.0	110.1	0	5
Chuc	110.0	106.8	3.2	15	0
Cárdenas	95.2	75.2	20.0	14	6
Costero	88.1	70.5	17.6	8	2
Sinán	75.3	57.6	17.7	14	2
Mora	72.7	59.3	13.4	7	2
Ogarrio	68.4	55.8	12.6	63	16
Arenque	67.8	33.0	34.8	14	11
Cactus	67.6	33.2	34.4	21	0
Pit	66.8	0.0	66.8	0	3
Yaxché	64.9	24.4	40.5	5	8
Tizón	64.5	49.1	15.4	9	2
Chiapas-Copanó	62.7	62.7	0.0	11	0
Puerto Ceiba	61.1	39.8	21.4	15	6
Caparroso-Pijije-Escuintle	52.1	45.9	6.2	11	2
Balam	51.9	30.6	21.2	4	7
Poza Rica	50.1	30.7	19.5	157	48
Cauchy	48.1	43.2	4.9	7	3
Ayín	45.3	0.0	45.3	0	3
Bellota	43.5	41.3	2.2	10	1
Papán	38.2	38.2	0.0	22	0
Alux	36.6	0.0	36.6	0	1
Chinchorro	35.4	31.9	3.5	4	1
Homol	35.3	23.0	12.2	3	1
Arcabuz-Culebra	35.3	26.2	9.1	617	79
Paredón	34.9	24.4	10.5	3	1
Teotleco	34.3	21.6	12.7	3	4
Tamaulipas Constituciones	33.0	21.7	11.3	290	78
San Ramón	32.9	23.4	9.4	39	11
Yagual	32.4	24.5	7.9	6	1
Onel	31.6	0.0	31.6	0	4
Cinco Presidentes	31.5	21.1	10.5	31	7

Field	Proved Reserves(1)	Developed Reserves(1)	Undeveloped Reserves(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Lizamba	27.6	27.6	0.0	42	0
Cráter	26.9	13.3	13.5	3	2
Ché	26.2	0.0	26.2	0	1
Nejo	25.5	19.8	5.7	50	19
Cuitláhuac	23.7	20.0	3.7	199	13
Rodador	22.5	17.5	5.1	19	4
Narváez	21.5	21.5	0.0	10	0
Lum	19.1	5.1	14.0	1	2
Magallanes-Tucán-Pajonal	16.6	12.2	4.4	31	10
Fundador	16.4	16.4	0.0	34	0
Terra	16.3	5.8	10.5	1	3
Abkatún	15.3	15.3	0.0	12	1
Velero	11.0	9.7	1.3	144	13
Arcos	9.8	9.5	0.3	126	2
Pol	8.5	8.5	0.0	10	0

Total	12,107.4	8,510.8	3,596.6	3,664	3,751

Mexico’s proved reserves	13,992.1	9,625.9	4,366.2
Percentage	87%	88%	82%

Note: Numbers may not total due to rounding.

(1)	Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.

Source: Pemex-Exploration and Production.

Pemex-Exploration and Production’s reserves replacement ratio (which we refer to as the RRR) has steadily improved over recent years. The RRR for a given period is calculated by dividing the sum of reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. In 2009, the RRR was 77.1%, which was 5.3 percentage points higher than the 2008 RRR of 71.8%, and represented the highest rate attained since our adoption of Rule 4-10(a). This increase in our RRR was mainly due to decreased production in 2009, as compared to 2008.

Our goal is to achieve a 100% RRR by 2012, including by increasing Mexico’s proved reserves over the coming years. We aim to accomplish this primarily through development of the Ku-Maloob-Zaap, Crudo Ligero Marino and Aceite Terciario del Golfo projects, as well as through the performance of delineation activities. We have developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2009, this ratio was equal to 10.2 years for proved reserves, which represents an increase of 3% as compared to the 2008 reserves production ratio of 9.9 years for proved reserves.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 15% or more of Mexico’s proved reserves.

Unit Sales Prices and Production Costs

	Ku-Maloob-Zaap		Akal		Other Fields		All Fields
Year ended December 31, 2009
Average sales prices
Crude oil, per barrel	U.S.$	52.18	U.S.$	54.29	U.S.$	58.02	U.S.$	55.41
Natural gas, per thousand cubic feet	U.S.$	4.60	U.S.$	4.78	U.S.$	3.83	U.S.$	4.06
Average production costs, per barrel of oil equivalent	U.S.$	3.77	U.S.$	5.48	U.S.$	5.10	U.S.$	4.85

Year ended December 31, 2008
Average sales prices
Crude oil, per barrel	U.S.$	31.61	U.S.$	33.08	U.S.$	37.72	U.S.$	34.64
Natural gas, per thousand cubic feet	U.S.$	6.98	U.S.$	7.26	U.S.$	5.91	U.S.$	6.26
Average production costs, per barrel of oil equivalent	U.S.$	5.16	U.S.$	6.75	U.S.$	6.24	U.S.$	6.16

Year ended December 31, 2007
Average sales prices
Crude oil, per barrel	U.S.$	77.79	U.S.$	81.69	U.S.$	88.11	U.S.$	83.43
Natural gas, per thousand cubic feet	U.S.$	7.48	U.S.$	7.78	U.S.$	6.35	U.S.$	6.59
Average production costs, per barrel of oil equivalent	U.S.$	4.59	U.S.$	4.15	U.S.$	5.11	U.S.$	4.70

Source: Pemex-Exploration and Production.

In 2009, our average production cost of U.S. $4.85 per barrel of oil equivalent decreased by 21.3% as compared to U.S. $6.16 per barrel in 2008. This decrease resulted primarily from a 21% devaluation in the exchange rate of the Mexican peso against the U.S. dollar, as well as a 9.1% decrease in production expenses, from Ps. 99.5 billion in 2008 to Ps. 90.4 billion in 2009, mainly due to lower gas purchase costs. These factors were only partially offset by an increase in nitrogen acquisitions and a 5.0% reduction in total hydrocarbons production in 2009 as compared to 2008, from 1,451 million barrels of oil equivalent in 2008 to 1,378 million barrels of oil equivalent in 2009.

Pemex-Exploration and Production calculates and discloses our production costs pursuant to international practices. In accordance with ASC Topic 932, the production cost per barrel of oil equivalent is calculated by dividing total production expenses (in U.S. dollars) by total production of hydrocarbons (in barrels of oil equivalent) for the relevant period.

Our total production cost consists of all direct and indirect costs incurred to produce crude oil and gas, including costs associated with the operation and maintenance of wells and related equipment and facilities. In addition, it includes costs of labor to operate the wells and facilities, the costs of materials, supplies and fuel consumed, including gas used for gas lifting, nitrogen and other chemicals, repair and non-capitalized maintenance costs, and other costs, such as fees for general services, a labor fund for active personnel, corporate services and indirect overhead. However, it excludes non-cash expenses such as amortization of capitalized well expenses, the depreciation of fixed assets, expenses associated with the distribution and handling of hydrocarbons and other expenses that are related to exploration and drilling activities.

Crude Oil and Natural Gas Production

In 2009, we produced an average of 2,602 thousand barrels per day of crude oil, 6.8% less than our average daily production in 2008 of 2,792 thousand barrels per day of crude oil. The decrease in 2009 was due mainly to the decline of production in the Cantarell complex, which was only partially offset by an increase in crude oil production in the Ku-Maloob-Zaap complex. Shutdowns of wells in the offshore regions as a result of adverse weather conditions, maintenance and inventory accumulations also contributed to this decrease, as did the completion and workover of several wells in the Southwestern Marine and Southern regions. Accordingly, our production of heavy crude oil decreased by 245.7 thousand barrels per day, to 13.9% less than the average daily production in 2008; however, our light and extra-light crude oil production during 2009 increased by 55.6 thousand barrels per day, or a 5.4% increase as compared to 2008.

Crude oil can be classified by its sulfur content. “Sour” or heavy crude oil contains 3.4% or greater sulfur content by weight and “sweet” or light crude oil contains less than 1.0% sulfur content by weight. Most of our production is classified as sour or heavy crude oil.

Pemex-Exploration and Production produces four types of crude oil:

•	Altamira, a heavy crude oil;

•	Maya, a heavy crude oil;

•	Isthmus, a light crude oil; and

•	Olmeca, an extra-light crude oil.

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2009, 58.4% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crude oil and 41.6% consisted of light and extra-light crude oil. The Marine region yields mostly heavy crude oil (71.9% of this region’s production in 2009), although significant volumes of light crude oil are also produced there (28.1% of this region’s production in 2009). The Southern region yields mainly light and extra-light crude oil (together, 97.3% of this region’s production in 2009), and the Northern region yields both heavy crude oil (65.0% of this region’s production in 2009) and light and extra-light crude oil (35.0% of this region’s production in 2009).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Cantarell and Ku-Maloob-Zaap complexes in the Northeastern Marine region, and in the Chuc, Caan, Sinán and Ixtal fields in the Southwestern Marine region. In particular, the Cantarell business unit produced 684.8 thousand barrels per day of crude oil in 2009, or 26.3% of our total crude oil production for the year, and 1,455.3 million cubic feet per day of natural gas, or 20.7% of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2009.

Crude Oil Production

	2005	2006	2007	2008	2009	2009 vs. 2008
	(in thousands of barrels per day)					(%)
Marine region
Heavy crude oil	2,330.8	2,173.6	1,975.7	1,701.8	1,446.1	(15.0)
Light crude oil(1)	422.5	506.2	547.9	544.0	564.4	3.8

Total	2,753.3	2,679.8	2,523.6	2,245.8	2,010.4	(10.5)
Southern region
Heavy crude oil	20.8	14.2	10.7	11.1	13.3	19.8
Light crude oil(1)	475.7	477.1	454.5	447.6	484.5	8.2

Total	496.6	491.3	465.2	458.7	497.7	8.5
Northern region
Heavy crude oil	35.4	55.9	53.0	52.8	60.7	15.0
Light crude oil(1)	48.1	28.6	33.9	34.3	32.7	(4.7)

Total	83.5	84.5	86.9	87.1	93.3	7.1
Total heavy crude oil	2,387.0	2,243.8	2,039.4	1,765.7	1,520.0	(13.9)
Total light crude oil(1)	946.4	1,011.8	1,036.3	1,025.9	1,081.5	5.4

Total crude oil	3,333.3	3,255.6	3,075.7	2,791.6	2,601.5	(6.8)

Note: Numbers may not total due to rounding.

(1)	Includes extra-light crude oil.

Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2009.

Crude Oil Production

	2005	2006	2007	2008	2009	2009 vs. 2008
	(in thousands of barrels per day)					(%)
Northern region
Poza Rica-Altamira	81.6	83.0	85.1	55.7	59.1	6.1
Aceite Terciario del Golfo	—	—	—	29.3	29.5	0.7
Veracruz	1.9	1.5	1.8	2.1	4.6	119.0

Total	83.5	84.5	86.9	87.1	93.3	7.1
Southern region
Cinco Presidentes	38.8	39.3	44.6	47.3	56.6	19.7
Bellota-Jujo	224.0	219.1	190.0	174.8	172.2	(1.5)
Macuspana	5.0	6.6	10.4	15.7	27.1	72.6
Muspac	33.3	33.6	33.6	36.1	42.1	16.6
Samaria-Luna	195.5	192.7	186.7	184.7	199.9	8.2

Total	496.6	491.3	465.2	458.7	497.7	8.5
Marine region
Cantarell	2,035.3	1,800.9	1,490.5	1,039.5	684.8	(34.1)
Ku-Maloob-Zaap	321.7	403.8	527.2	706.0	808.0	14.4
Abkatún-Pol-Chuc	299.8	332.2	312.3	308.1	305.4	(0.9)
Litoral de Tabasco	96.5	142.9	193.6	192.2	212.3	10.5

Total	2,753.3	2,679.8	2,523.6	2,245.8	2,010.4	(10.5)

Total crude oil	3,333.3	3,255.6	3,075.7	2,791.6	2,601.5	(6.8)

Note:	Numbers may not total due to rounding.
Source:	Pemex-Exploration and Production.

The Marine region is located on the continental shelf and its slope in the Gulf of Mexico. It covers a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2009, the average crude oil production from the 33 fields located in this region was 2,010.4 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2009, the average crude oil production from the 97 fields located in this region was 497.7 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2009, the average crude oil and natural gas production in the Northern region totaled 93.3 thousand barrels of crude oil per day and 2,537.1 million cubic feet of natural gas per day, respectively, from the 264 oil and gas fields in this region.

The following table sets forth our annual natural gas production rates by region and business unit for the five years ended December 31, 2009.

Natural Gas Production

	2005	2006	2007	2008	2009	2009 vs. 2008
	(in millions of cubic feet per day)					(%)
Northern region
Burgos	1,217.3	1,330.3	1,411.8	1,382.7	1,515.2	9.6
Veracruz	499.2	723.3	921.7	956.7	809.6	(15.4)
Poza Rica-Altamira	118.8	174.1	222.5	152.5	133.5	(12.5)
Aceite Terciario del Golfo	—	—	—	52.0	78.7	51.3

	1,835.2	2,227.6	2,556.0	2,543.9	2,537.1	(0.3)
Southern region
Cinco Presidentes	62.8	56.7	61.4	67.5	69.2	2.5
Bellota-Jujo	281.9	271.4	239.6	250.7	260.8	4.0
Macuspana	167.5	192.9	223.1	260.5	312.4	19.9
Muspac	449.2	368.5	310.9	299.5	278.6	(7.0)
Samaria-Luna	438.9	462.6	517.6	572.4	678.6	18.6

	1,400.3	1,352.1	1,352.8	1,450.6	1,599.6	10.3
Marine region
Cantarell	760.7	717.7	944.9	1,628.5	1,455.3	(10.6)
Ku-Maloob-Zaap	167.1	202.5	212.2	272.8	327.2	19.9
Abkatún-Pol-Chuc	431.8	512.5	544.2	569.0	580.2	2.0
Litoral de Tabasco	222.9	343.6	448.4	453.9	531.3	17.1

	1,582.5	1,776.4	2,149.7	2,924.2	2,894.0	(1.0)

Total natural gas	4,818.0	5,356.1	6,058.5	6,918.6	7,030.7	1.6

Source:	Pemex-Exploration and Production.

In 2009, the Northern region produced 2,537.1 million cubic feet per day of natural gas, or 36.1% of our total natural gas production, a decrease of 0.3% as compared to the region’s 2008 production of 2,543.9 million cubic feet per day. In 2009, the Southern region produced 1,599.6 million cubic feet per day of natural gas, or 22.7% of our total natural gas production, an increase of 10.3% as compared to the region’s 2008 production of 1,450.6 million cubic feet per day. In 2009, the Marine region produced 2,894.0 million cubic feet per day of natural gas, or 41.2% of our total natural gas production, a decrease of 1.0% as compared to the region’s 2008 production of 2,924.2 million cubic feet per day.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 180,507 million in 2009, as compared to Ps. 136,102 million in 2008, representing a 32.6% increase in nominal terms. Of our total capital expenditures, Ps. 41,002 million was directed to the Cantarell fields, Ps. 28,626 million was directed to the Strategic Gas Program, Ps. 20,894 million was directed to the Ku-Maloob-Zaap fields, Ps. 20,607 million was directed to the Aceite Terciario del Golfo project, Ps. 19,410 million was used for development of the Burgos natural gas fields (including Ps. 7,373 million from the Financed Public Works Contracts Program, see “—Information on the Company—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4), Ps. 10,442 million was directed to the Antonio J. Bermúdez fields, Ps. 5,419 million was directed to the Jujo-Tecominoacán fields, Ps. 4,571 million was directed to the Delta del Grijalva fields,

Ps. 4,552 million was directed to the Integral Yaxché project, Ps. 4,496 million was directed to the Bellota-Chinchorro fields and Ps. 3,469 million was directed to the Chuc fields. During 2009, expenditures for these 11 projects amounted to 90.6% of all our capital expenditures for exploration and production. The remaining 9.4% amounted to Ps. 17,019 million in nominal terms, which was directed to the 12 remaining projects as well as administrative and technical support.

2010 Exploration and Production Capital Expenditures Budget. For 2010, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 186,486 million, as compared to Ps. 180,507 million of capital expenditures made in 2009, representing an increase of 3.3%. The 2010 budget includes all of the 23 ongoing strategic exploration and production projects, and Ps. 10,737 million of the total budget relates to Financed Public Works Contracts. Approximately Ps. 153,621 million, or 82.4% of our 2010 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 32,865 million, or 17.6% of the total budget, will be allocated to exploration activities.

The 2010 exploration and production budget includes Ps. 38,041 million for Cantarell, Ps. 32,482 million for the Strategic Gas Program, Ps. 22,238 million for Ku-Maloob-Zaap, Ps. 20,225 million for Aceite Terciario del Golfo, Ps. 18,185 million for Burgos, Ps. 9,511 million for Antonio J. Bermúdez, Ps. 6,316 million for the Jujo-Tecominoacán project, Ps. 5,797 million for the Chuc project, Ps. 5,777 million for the Delta del Grijalva project, Ps. 4,920 million for the Bellota-Chinchorro project, Ps. 4,411 million for the Integral Yaxché project and Ps. 18,583 million for the remaining projects as well as administrative and technical support.

Exploration and Production Investment Trends. In 2009, we invested Ps. 30,372 million in nominal terms, or 16.8% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 26.1% increase from the Ps. 24,082 million invested in exploration activities in 2008. In 2009, we invested Ps. 150,135 million in nominal terms, or 83.2% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents a 34.0% increase from the Ps. 112,020 million invested in development activities in 2008.

In 2010, we have budgeted Ps. 32,865 million, or 17.6% of total capital expenditures, for exploration activities of Pemex-Exploration and Production, which represents an 8.2% increase in nominal terms from the amount invested in exploration activities in 2009. For development activities, we have budgeted Ps. 153,621 million, or 82.4% of total capital expenditures, which represents a 2.3% increase in nominal terms from the amount that Pemex-Exploration and Production invested in development activities in 2009. In 2011, we expect to invest Ps. 38,753 million, or 18.5% of total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 17.9% increase in nominal terms from the amount budgeted for 2010. In 2012, we expect to invest Ps. 38,142 million, or 19.9% of total capital expenditures for Pemex-Exploration and Production, in exploration activities, which represents a 1.6% decrease in nominal terms from the amount projected for 2011.

The capital expenditures of Pemex-Exploration and Production have constituted greater than 83% of PEMEX’s total capital expenditures in each of the last five years. In 2010, Pemex-Exploration and Production’s capital expenditures will constitute 81.1% of PEMEX’s total.

The following table sets forth our capital expenditures related to exploration and development during the five years ended December 31, 2009.

Exploration and Development Capital Expenditures for 2005-2009

	Year ended December 31,(1)
	2005	2006	2007	2008	2009
	(in millions of nominal pesos)
Exploration	Ps.14,653	Ps. 12,960	Ps. 13,624	Ps. 24,082	Ps. 30,372
Development	75,794	89,391	101,939	112,020	150,135

Total	Ps.90,447	Ps.102,351	Ps.115,563	Ps.136,102	Ps.180,507

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
Source:	Pemex-Exploration and Production.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2010 through 2013.

Estimated Exploration and Development Capital Expenditures for 2010-2013

	Year ended December 31,(1)
	2010(2)	2011	2012	2013
	(in millions of constant 2010 pesos)
Exploration(3)	Ps. 32,865	Ps. 38,753	Ps. 38,142	Ps. 37,696
Development(3)	153,621	170,912	153,622	131,920

Total	Ps.186,486	Ps.209,665	Ps.191,764	Ps.169,616

Note:	Numbers may not total due to rounding.
(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.
(3)	Estimated budgets for 2011 through 2013 are based on amounts authorized by the SHCP for projects in 2010.
Source:	Pemex-Exploration and Production.

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our eleven main projects are Cantarell, the Strategic Gas Program, Ku-Maloob-Zaap, Aceite Terciario del Golfo, Burgos, Antonio J. Bermúdez, Jujo-Tecominoacán, Delta del Grijalva, Integral Yaxché, Bellota-Chinchorro and Chuc. They are described below.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 185.5 square kilometers. The Akal field is considered one of the last super giant oil fields in the world discovered in the past several decades. As of December 31, 2009, there were a total of 480 wells drilled in the Cantarell project, 163 of which were producing. During 2009, the Cantarell business unit, of which the Cantarell project is part, was the second most important producer of crude oil in Mexico, averaging 684.8 thousand barrels per day of crude oil. This was 34.1% less than 2008 production, which was 1,039.5 thousand barrels per day, as a result of the decline of these fields. Natural gas production from the Cantarell business unit during 2009 averaged 1,455.3 million cubic feet per day. This was 10.6% lower than the 2008 average natural gas production, which was 1,628.5 million cubic feet per day.

The Cantarell project averaged 646.5 thousand barrels per day of crude oil production during 2009. This was 35.9% less than production in 2008, which was 1,008.8 thousand barrels per day. Natural gas production from the Cantarell project during 2009 averaged 1,452.5 million cubic feet per day. This was 10.7% lower than the 2008 average natural gas production, which was 1,626.4 million cubic feet per day.

As of December 31, 2009, cumulative production of the Cantarell project was 13.3 billion barrels of crude oil and 6.4 trillion cubic feet of natural gas. As of December 31, 2009, proved hydrocarbon reserves of the Cantarell project totaled 2.4 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 2.7 billion barrels of oil equivalent, 2.4 billion of which were developed.

We note that the annual rate of decline in production of the Akal field, which is the most important field in the Cantarell project, decreased from 38% in the first half of 2008 to 15% in the second half of 2009. This decrease in the decline rate contributed to our maintaining the production levels described above.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditure on developing reservoirs in the Marine region totaled Ps. 21,009 million in 2007, Ps. 29,073 million in 2008 and Ps. 41,002 million in 2009. For 2010, we have budgeted Ps. 38,041 million for capital expenditures for the Cantarell project. By the end of 2010, we expect our capital expenditures to total approximately U.S. $29.6 billion for this project.

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

During 2009, Pemex-Exploration and Production paid approximately U.S. $60 million under this contract for an approximate total volume of 14 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2010, Pemex-Exploration and Production expects to pay approximately U.S. $63 million under this contract for an approximate total volume of 14 billion cubic feet of nitrogen to be injected into the fields.

Strategic Gas Program (SGP). In 2001, Pemex-Exploration and Production began a nine-year, U.S.$8,105 million Strategic Gas Program. Based on the expected acceleration of growth in the demand for natural gas in the medium- and long-term as compared to its projected supply, Pemex-Exploration and Production reviewed its energy policy. With the objective of addressing natural gas shortages, Pemex-Exploration and Production identified and selected a portfolio of investment options aimed at increasing gas production. Field development and production optimization represents 76% of SGP expenditures, with the goal of increasing the production of natural gas to 2,308 million cubic feet per day by 2015. Exploration activities, which include twelve different exploratory natural gas and integral gas projects, represent 12% of SGP expenditures, with the goal of increasing proved reserves. Development of newly discovered fields represents 12% of SGP expenditures. The Veracruz and Crudo Ligero Marino projects in the Northern and Southwestern Marine regions are the SGP’s most important projects.

•

Veracruz Project. The Veracruz project is the second most important non-associated gas project in Mexico. It is located on the western margin of the Gulf of Mexico, in central Veracruz. During 2009, it produced an average of 0.8 billion cubic feet of natural gas per day. As of December 31, 2009, cumulative production totaled 2.6 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 0.9 trillion cubic feet of natural gas or 182.5 million barrels of oil equivalent. In addition, developed reserves totaled 0.9 trillion cubic feet of natural gas, or 172.9 million barrels of oil equivalent. Three of the most important fields in the Veracruz project are Lizamba, Papán and Cauchy.

•

Lizamba. This field covers an area of 40 square kilometers. During 2009, it produced an average of 263.8 million cubic feet of natural gas per day. As of December 31, 2009, the drilling of 57 wells had been completed, and 42 of these wells were operating. Proved reserves were 144.1 billion cubic feet of natural gas or 27.6 million barrels of oil equivalent, all of which were developed.

•

Papán. This field covers an area of 29.4 square kilometers. Gas production averaged 244.5 million cubic feet of natural gas per day in 2009. As of December 31, 2009, the drilling of 24 wells had been completed, and 22 of these wells were operating. As of December 31, 2009, proved reserves totaled 198.9 billion cubic feet of natural gas or 38.2 million barrels of oil equivalent, all of which were developed.

•

Cauchy. This field, which was discovered in 2008, is one of the most important discoveries of non-associated gas in the Veracruz basin. The field covers an area of 18.0 square kilometers. As of December 31, 2009, 14 wells had been completed, of which only seven were operating due to the lack of gas transportation capacity. As of the date of this report, all wells are now operating. As of December 31, 2009, proved reserves totaled 250.3 billion cubic feet of natural gas or 48.1 million barrels of oil equivalent, of which 224.7 billion cubic feet of natural gas or 43.2 million barrels of oil equivalent were developed.

•

Crudo Ligero Marino Project. This project is located on the continental shelf of the Gulf of Mexico off the coast of the states of Tabasco and Campeche, 76 kilometers northeast from the Dos Bocas Marine Terminal in Paraíso, Tabasco. The project is composed of the Bolontikú, Citam, Ichalkil, Kab, Kix, May, Men, Misón, Nak, Sinán, Yum, Tsimin and the newly discovered Xux fields, all in the Southwestern Marine region. As of December 31, 2009, the drilling of 70 wells had been completed, and 37 of these wells were producing. Approximately half of the fields in this project are not yet developed. During 2009, average daily production totaled 166.7 thousand barrels of crude oil and 471.0 million cubic feet of natural gas. As of December 31, 2009, cumulative production totaled 249.6 million barrels of crude oil and 644.6 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 352.0 million barrels of crude oil and 1.7 trillion cubic feet of natural gas. Total proved reserves were 696.0 million barrels of oil equivalent, of which 301.3 million barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the SGP were Ps. 20,211 million in 2007, Ps. 26,717 million in 2008 and Ps. 28,626 in 2009. For 2010, we expect capital expenditures to be Ps. 32,482 million, which would bring our total capital expenditures for the program to approximately U.S. $17.5 billion through December 31, 2010.

From 2005 to 2009, average production from the SGP was 1.7 billion cubic feet of natural gas per day. Since 2005, 121 exploratory wells have demonstrated offshore and onshore gas potential, resulting in a 40% exploratory success ratio. During 2009, one field was discovered in the Veracruz basin through the Cervelo 1A well, which added 7.2 billion cubic feet of natural gas to proved reserves. Development activities have focused mainly on the Costero project, specifically on the Costero field, where 34.2 million barrels of oil equivalent were added from the drilling of two wells during 2009. Similar development activities were performed in the Crudo Ligero Marino project, specifically at the May, Kab and Sinán fields, and in the Veracruz project, mainly in the Cauchy field.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project is one of the main producers of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Bacab, Lum, Ku, Maloob and Zaap fields, and extends over an area of 149.5 square kilometers. As of December 31, 2009, there were a total of 175 wells completed, 142 of which were producing. The project produced an average of 808.0 thousand barrels of crude oil and 327.2 million cubic feet of natural gas per day in 2009. As of December 31, 2009, cumulative production was 3.0 billion barrels of crude oil and 1.5 trillion cubic feet of natural gas. As of December 31, 2009, proved hydrocarbon reserves totaled 3.0 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 3.3 billion barrels of oil equivalent, of which 2.6 billion barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for this project were Ps. 32,165 million in 2007, Ps. 21,124 million in 2008 and Ps. 20,894 in 2009. For 2010, we anticipate that capital expenditures will be Ps. 22,238 million and that total accumulated capital expenditures for this project will reach approximately U.S. $12.5 billion. In 2009, Pemex-Exploration and Production paid approximately U.S. $86 million to acquire nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. In 2010, we expect to spend approximately U.S. $87 million to acquire approximately 3.6 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The Aceite Terciario del Golfo project is located in the Northern region and covers an area of 3,785 square kilometers. This project is comprised of 29 fields, which are divided among eight sectors. As of December 31, 2009, there were a total of 2,362 wells completed, of which 1,070 were producing. The project produced an average of 29.5 thousand barrels of crude oil and 78.7 million cubic feet of natural gas per day in 2009. As of December 31, 2009, cumulative production was 170.9 million barrels of crude oil and 298.2 billion cubic feet of natural gas. As of December 31, 2009, proved hydrocarbon reserves totaled 358.3 million barrels of crude oil and 610.7 billion cubic feet of natural gas. Total proved reserves were 482.9 million barrels of oil equivalent, of which 121.8 million were developed. During 2009, field development activities at the project included the drilling of 794 wells, 426 of which were completed. Of these 426 completed wells, 413 were classified as producing, reflecting a success factor of 96.9%. By the end of 2009, 72% of the total producing wells were operating with artificial lift systems utilizing methods such as beam pumping and gas lift, which are those most commonly used. The remaining 28% were flowing wells.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Aceite Terciario del Golfo project were Ps. 4,103 million in 2007, Ps. 8,998 million in 2008 and Ps. 20,607 in 2009. For 2010, we anticipate that capital expenditures for this project will be Ps. 20,225 million and that total accumulated investments in this project will be approximately U.S. $5.1 billion.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. The fields in Burgos accounted for 21.6% of our total natural gas production in 2009. The project is located in northeastern Mexico. In 1997, Pemex-Exploration and Production initiated a development program for the Burgos natural gas fields. The objective of the Burgos project is to better enable us to meet increasing domestic demand for natural gas.

In 2008, we awarded a contract to Dowell Schlumberger de México, S.A. de C.V. and OFS Servicio, S.A. de C.V. to drill a total of 400 wells in three years (this contract known as the “Burgos VII” contract), for a total amount of U.S. $1,153.5 million. Unlike other service contracts based on unit prices, the services carried out pursuant to this contract are financed by the contractors with Pemex-Exploration and Production paying those contractors over a 48-month period.

During 2009, the Burgos project produced an average of 1.5 billion cubic feet of natural gas per day. As of December 31, 2009, the drilling of 6,972 wells had been completed, and 2,776 of these wells were operating. Some of the most important fields are the Arcabuz-Culebra, Cuitláhuac, Velero, Arcos, Fundador, Nejo and Forastero fields, which together produced 44.0% of the total production of the Burgos project in 2009.

Main Fields of the Burgos Project

(as of December 31, 2009)

	Arcabuz- Culebra	Cuitláhuac	Velero	Arcos	Fundador	Nejo	Forastero
Total acreage (square kilometers)	380	190	58	45.0	25	43	6
Developed acreage	350	184	55	44.5	20	33	5
Undeveloped acreage	30	6	3	0.5	5	10	1
Wells completed	918	381	214	190	37	65	11
Producing wells	617	199	144	126	34	50	9
2009 production of natural gas (million cubic feet per day)	203.4	84.3	86.9	46.9	66.3	80.4	98.9
Cumulative production of natural gas (billion cubic feet)	1,669.6	576.7	219.4	611.8	143.8	50.3	62.9
Proved reserves of natural gas (billion cubic feet)	190.3	109.0	64.5	57.4	75.3	117.4	81.4
Proved developed reserves	139.2	92.1	56.9	55.6	75.3	91.2	66.6
Proved undeveloped reserves	51.1	16.9	7.6	1.8	0	26.2	14.9

From 2005 to 2009, exploration activities and the reclassification of reserves increased estimated proved reserves in Burgos by 398.7 million barrels of oil equivalent. Production during this period totaled 419.0 million barrels of oil equivalent. During 2009, reserves decreased by 6.9 million barrels of oil equivalent, from 391.2 million barrels of oil equivalent in 2008 to 384.3 million barrels of oil equivalent in 2009.

In nominal peso terms, our capital expenditures for the Burgos project were Ps. 12,106 million in 2007, Ps. 13,182 million in 2008 and Ps. 19,410 million in 2009 (including Financed Public Works Contracts). For 2010, we anticipate that our capital expenditures for this project will amount to Ps. 18,185 million and that our total accumulated capital expenditures will reach approximately U.S. $13.8 billion.

Antonio J. Bermúdez Project. In 2002, we began investing in the Antonio J. Bermúdez project, the main investment project in the Southern region and the fourth largest in Mexico. This project is designed to accelerate reserves recovery, as well as increase the recovery factor by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2009, a total of 374 wells had been completed, of which 108 were producing. During 2009, the project produced an average of 88.8 thousand barrels of crude oil and 290.1 million cubic feet of natural gas per day. As of December 31, 2009, cumulative production was 2.8 billion barrels of crude oil and 4.0 trillion cubic feet of natural gas. As of December 31, 2009, proved hydrocarbon reserves in this field totaled 1.0 billion barrels of crude oil and 2.1 trillion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 1.6 billion barrels of oil equivalent, of which 0.8 billion were developed.

In nominal peso terms, our capital expenditures for the Antonio J. Bermúdez project were Ps. 6,568 million in 2007, Ps. 8,728 million in 2008 and Ps. 10,442 in 2009. For 2010, we anticipate that our capital expenditures for this project will be Ps. 9,511 million and that our total accumulated investments in the project will reach approximately U.S. $4.9 billion. In March 2005, we entered into a contract with Praxair México, S. de R.L. de C.V. to build, own and operate a nitrogen cryogenic plant. Construction of this plant was completed in June 2008. After completing testing in July 2008, we began injecting 190 million cubic feet per day of nitrogen into the project. In 2009, we paid approximately Ps. 661 million to acquire nitrogen from this plant for pressure maintenance in connection with the project. From 2010 to 2022, we plan to continue to inject this same volume of nitrogen.

Jujo-Tecominoacán Project. The Jujo-Tecominoacán project is the third largest crude oil producer in the Southern region. It consists of the Jujo-Tecominoacán, Jacinto, Paredón, Tepeyil and Fénix fields. The project covers an area of 82 square kilometers and has been exploited by Pemex-Exploration and Production since 1980. Since 2002, our investments in the Jujo-Tecominoacán project have been focused on maintaining oil production by drilling additional wells and implementing pressure maintenance programs.

As of December 31, 2009, a total of 221 wells had been completed, of which 56 were producing. During 2009, the project produced an average of 66.8 thousand barrels of crude oil and 124.2 million cubic feet of natural gas per day. As of December 31, 2009, cumulative production was 1.4 billion barrels of crude oil and 2.3 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 558.8 million barrels of crude oil and 1.3 trillion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 865.2 million barrels of oil equivalent, 617.7 million of which were developed.

In 2005, we entered into a contract with Tecnología en Nitrógeno, S. de R.L. de C.V. for that entity to build, own and operate a nitrogen cryogenic plant to supply us with nitrogen for injection into the fields to maintain pressure. The average amount injected from October 2006 through October 2007 was 70 million cubic feet per day. On November 30, 2007, we began a 90 million cubic feet per day injection. In 2009, we paid approximately Ps. 822 million to acquire nitrogen from this plant for pressure maintenance in connection with the project. From 2010 to 2017, we plan to continue to inject this same volume of nitrogen.

In nominal peso terms, our capital expenditures for the Jujo-Tecominoacán project were Ps. 2,851 million in 2007, Ps. 5,655 million in 2008 and Ps. 5,419 in 2009. In 2010, we expect our capital expenditures to be Ps. 6,316 million, bringing our total capital expenditures for the project to approximately U.S. $2.4 billion.

Delta del Grijalva Project. The Delta del Grijalva project is the most important in the Southern region in terms of both oil and gas production. The project covers an area of 1,343 square kilometers and has been exploited by Pemex-Exploration and Production since 1982. As of December 31, 2009, there were a total of 136 wells drilled, of which 47 were producing. During 2009, the project produced an average of 103.5 thousand barrels of crude oil and 376.9 million cubic feet of natural gas per day. The most important fields are Sen, Tizón and Caparroso-Pijije-Escuintle.

•

Sen. This field covers an area of 45.1 kilometers. As of December 31, 2009, a total of 42 wells had been completed, 16 of which were producing. During 2009, the field produced an average of 46.0 thousand barrels of crude oil and 136.6 million cubic feet of natural gas per day. As of December 31, 2009, cumulative production was 233.5 million barrels of crude oil and 643.4 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 72.0 million barrels of crude oil and 202.9 billion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 119.3 million barrels of oil equivalent, 73.7 million of which were developed.

•

Tizón. This field covers an area of 17.8 square kilometers. As of December 31, 2009, a total of 11 wells had been completed, nine of which were producing. During 2009, the field produced an average of 14.8 thousand barrels of crude oil and 93.2 million cubic feet of natural gas per day. As of December 31, 2009, cumulative production was 20.7 million barrels of crude oil and 126.2 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 28.1 million barrels of crude oil and 156.7 billion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 64.5 million barrels of oil equivalent, 49.1 million of which were developed.

•

Caparroso-Pijije-Escuintle. This field covers an area of 28.2 square kilometers. As of December 31, 2009, a total of 39 wells had been completed, 11 of which were producing. During 2009, the field produced an average of 30.9 thousand barrels of crude oil and 88.9 million cubic feet of natural gas per day. As of December 31, 2009, cumulative production was 148.5 million barrels of crude oil and 429.7 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 32.4 million barrels of crude oil and 84.7 billion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 52.1 million barrels of oil equivalent, 45.9 million of which were developed.

As of December 31, 2009, cumulative production in the Delta del Grijalva project was 0.5 billion barrels of crude oil and 1.9 trillion cubic feet of natural gas. Proved hydrocarbon reserves as of December 31, 2009 totaled 154.5 million barrels of crude oil and 565.1 billion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 285.9 million barrels of oil equivalent, 194.8 million of which were developed.

In nominal peso terms, our capital expenditures for the Delta del Grijalva project were Ps. 1,596 million in 2007, Ps. 4,078 million in 2008 and Ps. 4,571 in 2009. In 2010, we expect our capital expenditures to be Ps. 5,777 million, bringing our total capital expenditures for the project to approximately U.S. $1.4 billion.

Integral Yaxché Project. This project is located on the continental shelf of the Gulf of Mexico off the coast of the states of Tabasco and Campeche, 14 kilometers northeast of Dos Bocas Marine Terminal in Paraíso, Tabasco. The project includes two fields, Yaxché and Xanab. As of December 31, 2009, ten wells had been completed, 7 of which were producing. During 2009, average daily production totaled 18.7 thousand barrels of crude oil and 8.6 million cubic feet of natural gas. As of December 31, 2009, cumulative production was 12.2 million barrels of crude oil and 6.4 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 85.4 million barrels of crude oil and 56.5 billion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 96.6 million barrels of oil equivalent, 47.6 million of which were developed.

In nominal peso terms, our capital expenditures for the Integral Yaxché project were Ps. 593 million in 2007, Ps. 1,722 million in 2008 and Ps. 4,552 million in 2009. In 2010, we expect our capital expenditures for the Integral Yaxché project to be Ps. 4,411 million and anticipate that our total accumulated capital expenditures for the project will reach approximately U.S. $1.0 billion.

Bellota-Chinchorro Project. The Bellota-Chinchorro project is the fourth most important crude oil producer in the Southern region and the tenth largest in Mexico. The project covers an area of 111 square kilometers and has been exploited by Pemex-Exploration and Production since 1981. In addition to the Bellota and Chinchorro fields, the fields in the project include Chipilín, Cobra, Cupache and Edén-Jolote. Since 2004, our investments in the Bellota-Chinchorro fields have been focused on field development. As of December 31, 2009, a total of 125 wells had been completed, of which 46 were producing. During 2009, the project produced an average of 59.9 thousand barrels of crude oil and 87.7 million cubic feet of natural gas per day.

As of December 31, 2009, cumulative production was 627.5 million barrels of crude oil and 1,012.5 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 192.7 million barrels of crude oil and 453.9 billion cubic feet of natural gas. As of December 31, 2009, total proved reserves were 295.7 million barrels of oil equivalent, 244.8 million of which were developed.

In nominal peso terms, our capital expenditures for the Bellota-Chinchorro project were Ps. 2,364 million in 2007, Ps. 3,912 million in 2008 and Ps. 4,496 million in 2009. In 2010, we expect our capital expenditures to be Ps. 4,920 million, bringing our total capital expenditures for the project to approximately U.S. $1.8 billion.

Chuc Project. This project is part of a complete light crude oil production strategy in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, between the 20 and 100 meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Batab, Ché, Chuc, Chuhuk, Etkal, Homol, Kuil, Onel, Pokoch, Pol, Tumut, Uchak and Wayil. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2009, 86 wells had been completed, of which 33 were producing. During 2009, average production totaled 98.6 thousand barrels of crude oil and 115.3 million cubic feet of natural gas per day. As of December 31, 2009, cumulative production totaled 1.9 billion barrels of crude oil and 1.9 trillion cubic feet of natural gas. As of December 31, 2009, proved hydrocarbon reserves totaled 224.4 million barrels of oil and 511.2 billion cubic feet of natural gas, or a total of 323.4 million barrels of oil equivalent. As of December 31, 2009, total developed proved reserves were 145.1 million barrels of oil equivalent.

In nominal peso terms, our capital expenditures for the Chuc project were Ps. 1,931 million in 2007, Ps. 1,702 million in 2008 and Ps. 3,469 million in 2009. In 2010, we expect our capital expenditures for the Chuc project to be Ps. 5,797 million and anticipate that our total accumulated capital expenditures for the project will reach approximately U.S. $2.1 billion.

Crude Oil Sales

During 2009, domestic consumption of crude oil amounted to approximately 1,361.8 thousand barrels per day, which represented 52% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—Business Overview—International Trading” in this Item 4. Maya crude oil accounted for 86% of exported crude oil volume sold by PMI in 2009.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2009 vs. 2008
	2005	2006	2007	2008	2009
	(in thousands of barrels per day)					(%)
Production	3,333.3	3,255.6	3,075.7	2,791.6	2,601.5	(6.8)
Distribution
Refineries	1,274.9	1,242.1	1,230.9	1,216.2	1,264.4	4.0
Products under processing agreements(1)	81.4	80.2	0.0	0.0	0.0	0.0
Petrochemicals	131.0	122.3	125.5	131.1	97.4	(25.7)
Export terminals	1,832.6	1,789.1	1,701.3	1,406.9	1,231.7	(12.5)

Total	3,319.9	3,233.7	3,057.8	2,754.2	2,593.5	(5.8)

Stock changes, statistical differences(2)	13.4	21.8	17.9	37.4	8.0	(78.6)

Note:	Numbers may not total due to rounding.
(1)	Represents exports to third-party processors for re-import into Mexico.
(2)	Includes measurement inconsistencies, shrinkage and leakage.

Source: Pemex-Exploration and Production.

Maya crude oil accounted for 31% of domestic consumption in 2009. Due to its high sulfur content, Maya crude oil requires extra processing and has lower refining yields than most valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Therefore, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. As a consequence of this price difference, we have supported the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil. We have done this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil, and we have provided, for a limited period, support mechanisms to protect refinery margins in certain adverse market conditions. See “—Business Overview—International Trading—Geographic Distribution of Export Sales” in this Item 4.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, either as a means of disposal or as a safety measure to relieve well pressure, is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2009, gas flaring represented

14.7% of our total natural gas production, which is a decrease from 2008, when gas flaring represented 19.3% of total natural gas production. This decrease was due to a reduction in operational problems and to increased efficiency of platforms as a result of maintenance. Pemex-Exploration and Production’s goal is to reduce gas flaring to 3.5% of total natural gas production by the end of 2010.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2009, this pipeline network consisted of approximately 37,758 kilometers of pipelines, of which 3,516 kilometers were located in the Marine region, 11,974 kilometers were located in the Southern region and 22,268 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Transportation and Distribution” in this Item 4.

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

The invitation for bids for the first three rounds of FPWC bidding, corresponding to works and services necessary for non-associated natural gas production in nine blocks in the Burgos basin, occurred in July 2003, in the second half of 2004 and in August of 2006, respectively. The following table summarizes the results of those rounds.

Block	Signature date	Contractor	Contract Amount (in millions of U.S. dollars)
Reynosa-Monterrey	November 14, 2003	Repsol Exploración México, S.A. de C.V.	U.S.$	2,437

Cuervito	November 21, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		260

Misión	November 28, 2003 / March 11, 2009	Servicios Múltiples de Burgos, S.A. de C.V., a consortium comprised by Tecpetrol (a subsidiary of Techint Group) and Industrial Perforadora de Campeche, S.A. de C.V.		1,529.6

Fronterizo	December 8, 2003	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		265

Block	Signature date	Contractor	Contract Amount (in millions of U.S. dollars)
Olmos	February 9, 2004	Lewis Energy México, S. de R.L. de C.V.		344

Pandura-Anáhuac	December 9, 2004	Industrial Perforadora de Campeche, S.A. de C.V. and Compañía de Desarrollo y Servicios Petroleros, S.A. de C.V.		900

Pirineo	March 23, 2005	Monclova Pirineo Gas, S. de R.L. de C.V., a consortium comprised by Constructora Industrial Monclova, Materiales la Gloria, Alianz Petroleum, Steel Serv., Suelopetrol, NCT, Estudios y Proyectos and Petrotesting Colombia		645

Nejo	April 3, 2007	Iberoamericana de Hidrocarburos, S. A. de C. V.		912

Monclova	April 20, 2007	GPA Energy, S. A. de C. V:		434

Total			U.S.$	7,727

Source: Pemex-Exploration and Production.

As of December 31, 2008, nine contracts had been awarded under the FPWC program, for a total amount of U.S. $7,232 million. As of December 31, 2009, the outstanding contracts were the Reynosa-Monterrey, Misión, Cuervito, Fronterizo, Olmos, Pirineo, Nejo and Monclova blocks. On March 11, 2009, the amount of the contract corresponding to the Misión block was increased by U.S. $493.6 million, for a new overall amount of U.S. $1,529.6 million for that block, and a new total under the FPWC program of U.S. $7,727 million.

During 2009, among other works performed under the FPWC program, 87 wells were drilled, which represents approximately 22% of all wells drilled in Burgos. Also in 2009, 104 wells were completed, consisting of 90 development wells and 14 exploratory wells. All but five of these completed wells were productive. In addition, 1,466 square kilometers of three-dimensional seismic information were acquired during 2009, which represents 52% of the total seismic information acquired for the Burgos project. The works carried out in 2009 represented an investment of approximately U.S. $290 million. By the end of 2009, natural gas production in the existing FPWC blocks reached 468 million cubic feet per day.

There is one pending legal proceeding related to the FPWC program. See “Item 8—Financial Information—Legal Proceedings––Civil Actions.”

Collaboration Agreements

During 2007, Pemex-Exploration and Production entered into non-commercial scientific and technology agreements with Statoil, Royal Dutch Shell, ExxonMobil, Chevron, Maersk Olie og Gas, Nexen, Japan Oil, Gas and Metals National Corporation and Eni S.p.A., E&P (Exploration and Production) Division. In 2008, Pemex-Exploration and Production entered into additional non-commercial scientific and technology agreements with

Ecopetrol S.A., Chevron Deepwater Mexico, Inc., Total Cooperation Technique Mexique and Sociedad por Acciones Simplificada (S.A.S.). In 2009, Pemex-Exploration and Production entered into additional collaboration agreements with Chevron Deepwater Mexico, Inc., Statoil, Repsol Exploración México, Tecpetrol Internacional, S.L., Schlumberger Offshore Services (México), N.V. and SINOPEC International Petroleum Service Mexico, S. de R.L. de C.V. In 2010, Pemex-Exploration and Production has entered into further non-commercial scientific and technology agreements with SINOPEC International Petroleum Service Mexico, S. de R.L de C.V., ExxonMobil Ventures Mexico Limited, Japan Oil, Gas and Metals National Corporation, Petróleo Brasileiro S.A. and Shell Exploration Company (West) B.V. Through these agreements, we seek to increase our technical and scientific knowledge in areas including deep-water subsalt exploration and drilling; enhanced oil recovery processes, such as air injection; and reservoir characterization of complex structures. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

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

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2005	2006	2007	2008	2009
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,540.0	1,540.0	1,540.0	1,540.0	1,540.0
Vacuum distillation	768.4	754.0	754.0	754.0	754.0
Cracking	374.5	380.5	380.5	380.5	380.5
Visbreaking	141.0	91.0	91.0	91.0	91.0
Reforming	301.3	279.3	279.3	279.3	279.3
Hydrotreatment	987.1	926.1	926.1	926.1	926.1
Alkylation and isomerization	143.9	152.5	152.5	128.5	128.5
Coking	100.0	100.0	100.0	100.0	100.0

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

At the end of 2009, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2009, our refineries processed 1,295 thousand barrels per day of crude oil (217 thousand barrels per day at Cadereyta, 152 thousand barrels per day at Madero, 167 thousand barrels per day at Minatitlán, 192 thousand barrels per day at Salamanca, 277 thousand barrels per day at Salina Cruz and 290 thousand barrels per day at Tula), which total consisted of 778 thousand barrels per day of Olmeca and Isthmus crude oil and 517 thousand barrels per day of Maya crude oil.

Since 1993, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V., we have participated in a limited partnership with Shell Oil Company in a refinery located in Deer Park, Texas, which has the capacity to process 340 thousand barrels per day of crude oil. Under the Deer Park Limited Partnership agreement, P.M.I. Norteamérica, S.A. de C.V. and Shell Oil Company each provide 50% of the refinery’s crude oil input and own 50% of the refinery’s output.

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. Pemex-Refining produced 1,343 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2009, an increase of 2.7% from 2008 levels. This increase in refined products production was primarily due to greater crude oil processing, as well as increased utilization of plants performing greater value-adding activities.

The following table sets forth, by category, Pemex-Refining’s production of refined products from 2005 through 2009.

Pemex-Refining Production

	Year ended December 31,					2009 vs. 2008
	2005	2006	2007	2008	2009
	(in thousands of barrels per day)					(%)
Refinery crude oil runs	1,284.4	1,284.2	1,269.8	1,261.0	1,294.9	2.7
Refined products
Liquefied petroleum gas	30.6	25.4	26.6	25.9	27.1	4.6
Gasoline
Pemex Magna	412.0	413.7	425.7	418.7	364.0	(13.1)
Ultra Low Sulfur Magna(1)	—	—	—	—	81.8	—
Pemex Premium(2)	38.2	35.0	26.1	25.4	22.7	(10.6)
Nova (leaded)/Base	4.8	7.5	4.5	6.5	3.0	(53.8)
Others	0.1	0.1	0.1	0.1	0.1	0

Total	455.1	456.2	456.4	450.7	471.5	4.6
Kerosene (Jet fuel)	63.3	64.8	66.3	64.0	57.1	(10.8)
Diesel
Pemex Diesel(3)	312.3	318.3	326.2	336.1	291.4	(13.3)
Ultra Low Sulfur Diesel(1)	—	—	—	—	44.5	—
Others	5.9	9.8	7.8	7.4	1.0	(86.5)

Total	318.2	328.1	334.0	343.5	337.0	(1.9)
Fuel oil	350.8	325.2	301.5	288.7	316.2	9.5
Other refined products
Asphalts	29.3	32.3	31.9	34.3	31.9	(7.0)
Lubricants	5.2	5.1	5.2	5.1	4.2	(17.6)
Paraffins	1.1	1.0	1.1	1.0	0.8	(20.0)
Still gas	51.9	56.7	55.2	54.9	54.9	0
Other refined products(4)	32.8	34.8	34.2	38.8	42.0	8.2

Total	120.2	129.9	127.6	134.1	133.8	(0.2)

Total refined products	1,338.3	1,329.7	1,312.4	1,306.9	1,342.7	2.7

Note:	Numbers may not total due to rounding.
(1)	Production started in January 2009.
(2)	Since October 2006, Pemex Premium is an Ultra Low Sulfur gasoline with 0.003% sulfur content.
(3)	Since January 2007, Pemex Diesel is sold in the northern border market with 0.0015% sulfur content.
(4)	Includes principally coke, along with other products such as aeroflex 1-2, furfural extract and light cyclic oil, since 2005.

Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2009, fuel oil represented 24%, gasoline represented 35% and diesel fuel represented 25% of total refined products production. Jet fuel represented 4% and LPG represented 2% of total production of refined products in 2009. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, over the past several years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) as opposed to leaded gasoline (Nova Base, a leaded gasoline, is produced only as a base for other products). All of our automotive gasoline production now consists of unleaded gasoline. In addition, we have introduced new environmentally sound products such as Ultra Low Sulfur gasoline and diesel. We also promote LPG as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

Over the five years ended December 31, 2009, the value of Pemex-Refining’s domestic sales of refined products and petrochemicals was as follows:

Value of Domestic Sales(1)

	Year ended December 31,										2009 vs. 2008
	2005		2006		2007		2008		2009
	(in millions of pesos)(2)										(%)
Oil Products
Gasoline
Pemex Magna	Ps.	162,803.3	Ps.	188,101.3	Ps.	209,006.5	Ps.	231,071.4	Ps.	233,307.2	1.0
Pemex Premium		36,554.3		41,929.7		38,331.9		34,909.6		25,180.3	(27.9)
Aviation fuels		185.7		187.2		212.9		236.9		240.9	1.7
Others		66.1		97.9		74.1		69.0		49.6	(28.1)

Total		199,609.3		230,316.1		247,625.4		266,286.8		258,778.0	(2.8)
Kerosene
Jet fuel		17,534.9		19,607.4		23,369.3		31,936.4		18,320.7	(42.6)
Other kerosenes		159.2		199.5		183.2		101.9		119.2	17.0

Total		17,694.0		19,807.1		23,552.5		32,038.3		18,439.9	(42.4)
Diesel
Pemex Diesel		72,351.9		78,894.3		84,752.0		96,434.7		106,129.0	10.1
Others		12,655.7		12,801.3		12,168.2		14,990.0		15,392.4	2.7

Total		85,007.6		91,695.6		96,920.1		111,424.7		121,521.5	9.1
Fuel oil
Total		42,668.4		44,926.5		42,395.7		61,670.2		51,907.6	(15.8)
Other refined products
Asphalts		3,820.1		5,976.0		6,107.4		11,492.9		10,277.1	(10.6)
Lubricants		1,658.7		2,137.3		2,167.9		3,318.1		2,000.5	(39.7)
Paraffins		217.4		233.7		247.7		371.6		235.3	(36.7)
Coke		50.4		82.8		98.0		112.7		99.0	(12.2)

Total	Ps.	5,746.5	Ps.	8,429.7	Ps.	8,621.1	Ps.	15,295.3	Ps.	12,611.9	(17.5)

Total Oil Products	Ps.	350,725.8	Ps.	395,175.0	Ps.	419,114.8	Ps.	486,715.3	Ps.	463,258.8	(4.8)

Petrochemicals(3)	Ps.	2,236.9	Ps.	2,540.6	Ps.	2,508.1	Ps.	3,288.4	Ps.	2,859.0	(13.1)

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” in this Item 4.
(2)	Figures for 2005 and 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 and 2009 are stated in nominal pesos.
(3)	These are petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 82% of our fuel oil production during 2009, pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we agreed to supply to the Federal Electricity Commission during 2009 was 71,940 barrels per day, in accordance with the supply capacity of Pemex-Refining and the reduced requirements of the Federal Electricity Commission under its official program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulfur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2009, this volume discount amounted to approximately 0.7% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2009 was Ps. 43,217 million, which represented 9.3% of our total revenues from domestic sales of refined products.

In 2009, our domestic sales of refined oil products decreased by Ps. 23,457 million, or 4.8% in value, as compared to 2008 levels. This decrease was primarily due to lower international prices of refined products in 2009 and a 2.9% decrease in the volume of domestic sales.

The volume of our domestic gasoline sales decreased by 0.03% in 2009, from 792.6 thousand barrels per day in 2008 to 792.4 thousand barrels per day in 2009. The volume of our domestic diesel sales decreased by 6.0%, from 382.0 thousand barrels per day in 2008 to 359.0 thousand barrels per day in 2009. The volume of our domestic sales of fuel oil decreased by 4.8%, from 219.6 thousand barrels per day in 2008 to 209.0 thousand barrels per day in 2009, primarily due to a decrease in the Federal Electricity Commission’s demand for fuel oil, which they are replacing with natural gas under the official program discussed above.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2009 was distributed as follows.

Volume of Domestic Sales

	Year ended December 31,					2009 vs. 2008
	2005	2006	2007	2008	2009
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Oil Products
Gasoline
Pemex Magna	559.6	601.8	658.9	706.2	727.7	3.0
Pemex Premium	111.7	116.3	101.3	85.7	64.1	(25.2)
Aviation fuels	0.5	0.5	0.5	0.5	0.5	0.0
Others	0.3	0.2	0.2	0.1	0.1	0.0

Total	672.1	718.9	760.9	792.6	792.4	(0.03)
Kerosenes
Jet fuel	58.7	61.2	67.9	65.0	55.0	(15.4)
Other kerosenes	0.8	1.0	0.9	0.4	0.4	0.0

Total	59.5	62.2	68.8	65.4	55.4	(15.3)
Diesel
Pemex Diesel	273.4	297.9	314.5	332.0	314.5	(5.3)
Others	46.7	46.9	43.9	50.0	44.5	(11.0)

Total	320.1	344.9	358.4	382.0	359.0	(6.0)
Fuel oil
Total	340.6	263.7	256.9	219.6	209.0	(4.8)
Other oil products
Asphalts	26.9	28.8	29.9	32.6	30.7	(5.8)
Lubricants	5.7	5.5	5.7	5.6	4.5	(19.6)
Paraffins	1.1	1.0	1.1	1.0	0.8	(20.0)
Coke	31.2	31.4	33.1	35.9	38.0	5.8

Total	64.8	66.7	69.8	75.0	73.9	(1.5)

Total oil products	1,457.1	1,456.4	1,514.8	1,534.6	1,489.7	(2.9)

Petrochemicals(1)	289.0	333.8	290.9	278.9	365.4	31.0

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.

Source: Pemex BDI.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout the country. As of October 2006, all Pemex Premium gasoline has an ultra-low sulfur content of 0.003%. Since January 2007, diesel sold at the northern border of Mexico has a sulfur content of 0.0015%. Our efforts to build and enhance our brands have also progressed during the past five years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities, as well as technical assistance in the development of marketing and customer service programs. At the end of 2009, there were 8,803 retail service stations franchised by Pemex-Refining, of which 8,754 were privately owned and operated as franchises and 49 were owned by Pemex-Refining. This total number of retail service stations represented an increase of 5.4% from the 8,351 service stations as of December 31, 2008.

Pricing Decrees

In September 2007, the Mexican Government announced that it was suspending the periodic increases in retail prices of unleaded gasoline and diesel from October 2007 to December 2007. On December 21, 2007, the Mexican Government renewed the periodic increases in these prices. During 2008, these increases ranged from two to ten Mexican cents per liter per month for unleaded gasoline.
On January 7, 2009, President Calderón announced the Acuerdo Nacional en favor de la Economía Familiar y el Empleo (National Agreement in Favor of Family Economy and Employment), an agreement aimed at mitigating the effects on Mexico of the global economic crisis. The agreement suspended the periodic increases in the retail price of unleaded gasoline until December 18, 2009. From December 19, 2009 to May 8, 2010, the Mexican Government renewed these periodic price increases, which ranged from four to nine Mexican cents per liter per month.

Periodic increases in diesel prices ranged from two to eight Mexican cents per liter per month during the first seven months of 2008, and from 20 to 30 Mexican cents per liter per month from August 2008 to February 6, 2009. From February 7, 2009 to December 25, 2009, diesel prices were periodically increased by five Mexican cents per liter per month. From December 26, 2009 to May 8, 2010, the Mexican Government renewed these periodic price increases in increments of eight Mexican cents per liter per month. Despite these increases, diesel prices in Mexico have remained below most international diesel reference prices.

Since the early 1980s, the Mexican Government has also established a discount of 30% on the price at which we sell domestic gas oil to the State of Chihuahua during the months of January, February and December of each year.

On January 29, 2008, the Mexican Government established a discount of 10% on the price at which we sell fuel oil to the Federal Electricity Commission. This discount was effective from January 1, 2008 to March 31, 2008. From April 2008 to November 2008, the discount was 8%. Since December 2008, the price at which we sell fuel oil to the Federal Electricity Commission has been linked to international market prices in accordance with a pricing methodology established by the Mexican Government. This methodology is based on the price of fuel oil in the U.S. Gulf of Mexico coastal region, and is then adjusted for quality as well as expenses related to distribution.

In addition, during 2009, pursuant to the National Agreement in Favor of Family Economy and Employment, the international reference price we use in sales of fuel oil to the Federal Electricity Commission was changed from a three-month daily average to a one-month daily average in an effort to reduce the cost of electricity to end users. On January 8, 2009, and also under the National Agreement in Favor of Family Economy and Employment, a resolution was issued establishing terms and conditions applicable to the transportation, storage, distribution and first-hand sale of fuel oil and basic petrochemicals, as well as related pricing methodologies.

The Mexican Government could modify these price controls or impose additional price controls in the future.

Investments

Over the past several years, Pemex-Refining has focused its investment program on enhancing the quality of the gasoline and diesel it produces to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crudes in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crudes we do export. In the medium term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2009, Pemex-Refining imported approximately 330 thousand barrels per day of unleaded gasoline, which represented almost 41.6% of total domestic demand for unleaded gasoline in that year. In 2009, Pemex-Refining invested Ps. 18,526 million in capital expenditures, 6.6% more than its Ps. 17,380 million of capital expenditures in 2008. Of this total investment, Pemex-Refining allocated Ps. 5,159 million to the Minatitlán project, Ps. 1,736 million to its investments to expand and upgrade refineries and related installations, Ps. 1,636 million to environmental and industrial safety projects, Ps. 7,174 million to rehabilitation projects, Ps. 2,782 million to other projects and acquisitions and Ps. 39 million in preinvestment studies related to the new refinery in Tula, Hidalgo.

Clean Fuels Project. This project will be developed in our six refineries, with a first phase to include the installation of eight ultra-low sulfur gasoline (ULSG) post-treatment units, the capacities of which are set forth below by refinery. Construction on these units was planned to begin in 2009 and to be completed by 2013. However, delays in the related bidding process have postponed the beginning of construction to the end of 2010. The second phase of this project, which involves the construction of five new ultra-low sulfur diesel facilities and the reconfiguration of 17 existing units, is currently in the engineering development stage and is expected to be completed by 2014. This project has two components: construction at the Cadereyta refinery is planned to begin in late 2010, while construction at the country’s remaining refineries is expected to begin in 2011. Until construction is completed, we will import ultra-low sulfur fuels in order to meet local demand.

	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula
ULSG units (tbpd)	1 (42)	2 (20)	1 (30)	1 (25)	2 (25)	1 (30)

Note: tbpd = thousand barrels per day.

Source: Pemex-Refining.

The following table sets forth by refinery the number of new as well as reconfigured units under the Clean Fuels Project.

Clean Fuels Project New and Reconfigured Units

	Refineries
Processing plants	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula	Total
New gasoline post-treatment units	1	2	1	1	2	1	8
New diesel units	1	2	1	1	—	—	5
Reconfigured diesel units	3	1	1	3	4	5	17

Source: Pemex-Refining.

New Refinery at Tula. On August 12, 2009, with the required donation of land for the project by the government of Hidalgo having been completed, we announced the construction of a new refinery in Tula in the state of Hidalgo. The new refinery is expected to have a Maya crude oil processing capacity of 250 thousand barrels per day, and to produce approximately 142 thousand barrels per day of gasoline, 130 thousand barrels per day of diesel and 12 thousand barrels per day of jet fuel. All distilled products of the refinery will meet ultra-low sulfur content specifications, and no fuel oil will be produced. As of December 2009, the total estimated cost of the refinery was Ps. 137.0 billion.

Reconfiguration of the Salamanca Refinery. On April 14, 2009, the Director General of Petróleos Mexicanos also announced plans for the reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca, with a focus on residual conversion into high-value distillates (without a need for increased crude oil processing), as well as upgrading of the lubricants train to produce group II lubricants. This reconfiguration, together with the construction of the new refinery in Tula, is expected to increase the capacity and profitability of the entire national refining system. In 2009, the selection of technologies for residual conversion was performed for all except the lubricants portion of the project. This project is currently in preparation for the engineering phase.

Minatitlán Project. This refining project is intended to increase production of high quality gasoline and middle distillates and to increase Maya crude oil processing to 70% of all crude oil processing performed. The project consists of six contracts awarded through competitive bidding during the period from 2003 to 2005.

Contractor(s)	Contract Date	Contract Amount (in millions of U.S. dollars)
Tradeco Infraestructura, S.A. de C.V. and Pager de Tabasco, S.A. de C.V. .	November 2003	U.S.$	43.8
ICA Fluor Daniel, S. de R.L. de C.V.	October 2004		684.4
Proyectos Ebramex, S. de R.L. de C.V.	January 2005		317.9
Dragados Proyectos Industriales de México, S.A. de C.V. and Dragados Industrial, S.A.	February 2005		534.1
Mina-Trico, S. de R.L. de C.V.	February 2005		317.0
Samsung Ingeniería Minatitlán, S.A. de C.V. and Samsung Engineering, Co. Ltd.	February 2005		154.1

The execution strategy of the Minatitlán project has been to manage it in six packages. Package No. 1 (consisting of site preparation activities) was completed in October 2005. Due to delays in the construction process during 2009, Package No. 2 (relating to utilities) was completed in early 2010 and is expected to begin operations in July 2010. We now expect the four remaining Packages of the project to start operations as follows: Packages No. 3 (consisting of an atmospheric and vacuum unit to process 100% Maya crude oil, a catalytic cracking unit and a diesel hydrotreatment unit) and No. 4 (consisting of a gas oil hydrotreatment plant, a hydrogen unit and a sulfur recovery unit) in December 2010; Package No. 5 (consisting of a delayed coking unit, an amine regenerator plant and a coker naphtha hydrotreatment unit) in March 2011; and Package No. 6 (consisting of two alkylation plants—U-18000 and U-19000) in January 2011. During 2009, we spent an estimated Ps. 5,159 million on the Minatitlán project.

Tuxpan Pipeline. This project is intended to help meet the increasing demand for refined products in the metropolitan area of the Mexico Valley. We are investing Ps. 3,366 million in the project, which includes the construction of a pipeline measuring 18 inches in diameter and 109 kilometers in length, five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each and a research study to determine the best option for the discharge of refined products from tankers and pipelines to these storage tanks. ARB Arendal, S. de R.L. de C.V. began construction of the pipeline in June 2009: the pipeline is scheduled to be completed in December 2010. Tradeco Infraestructura, Tradeco Industrial, ITECSA and Grupo OLRAM were, in association, awarded the contract for construction of the storage tanks, which they began in December 2009 and are scheduled to complete in December 2010. Finally, the Federal Electricity Commission conducted the research study, the results of which were delivered to us in April 2010. The Federal Electricity Commission concluded that we do not need to invest in additional discharge systems, due to our having a sufficient amount of monobuoys already in operation.

2010 Refining Investment Budget. For 2010, Pemex-Refining has budgeted Ps. 32,000 million of expenditures for investment projects. Pemex-Refining will invest 31% of this amount to expand and upgrade refineries and related installations, 12% on the planning of the new refinery in Tula, 19% environmental and industrial safety projects, 30% rehabilitation projects and 8% other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production increased by 1.6% in 2009, from 6,919 million cubic feet per day in 2008 to 7,031 million cubic feet per day in 2009, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 4.6%, from 4,240 million cubic feet per day in 2008 to 4,436 million cubic feet per day in 2009. Natural gas production associated with crude oil production accounted for 63.7% of total natural gas production in 2009, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 174 fields (or 44.2% of the 394 producing fields) accounted for 36.3% of all natural gas production in 2009. Of total natural gas production, 41.2% originated in the Marine region, 22.7% in the Southern region and the remainder, 36.1%, originated in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemicals’ gas processing facilities. At the end of 2009, Pemex-Gas and Basic Petrochemicals owned 12 facilities.

The following facilities are located in the Southern region:

•

Cactus. This facility contains 22 plants that together in 2009 produced 795.1 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.5%), 19.9 thousand barrels per day of ethane, 27.0 thousand barrels per day of liquefied gas, 14.7 thousand barrels per day of naphtha and 287.8 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight plants that together in 2009 produced 683.2 million cubic feet per day of dry gas and 227.9 thousand tons of sulfur.

•

Cangrejera. This facility contains three plants that together in 2009 produced 35.5 thousand barrels per day of ethane, 43.4 thousand barrels per day of liquefied gas, 12.5 thousand barrels per day of naphtha and 0.2 thousand tons of sulfur.

•	Morelos. This facility contains one plant in 2009 that produced 35.1 thousand barrels per day of ethane, 46.6 thousand barrels per day of liquefied gas and 12.7 thousand barrels per day of naphtha.

•

Nuevo Pemex. This facility contains 13 plants that together in 2009 produced 899.5 million cubic feet per day of dry gas, 15.9 thousand barrels per day of ethane, 38.9 thousand barrels per day of liquefied gas, 19.0 thousand barrels per day of naphtha and 179.1 thousand tons of sulfur.

•	Pajaritos. This facility contains one plant that produced 10.0 thousand barrels per day of ethane in 2009.

•	La Venta. This facility contains one plant that produced 153.3 million cubic feet per day of dry gas in 2009.

•

Matapionche. This facility contains five plants that together in 2009 produced 45.0 million cubic feet per day of dry gas, 1.5 thousand barrels per day of liquefied gas, 0.6 thousand barrels per day of naphtha and 7.2 thousand tons of sulfur.

The following facilities are located in the Northern region:

•

Reynosa. This facility contains two plants that together in 2009 produced 10.7 million cubic feet per day of dry gas, 0.1 thousand barrels per day of ethane, 0.1 thousand barrels per day of liquefied gas, 0.2 thousand barrels per day of naphtha and 0.1 thousand barrels per day of other products. On August 31, 2009, the absorption plant at the Reynosa complex was permanently shut down.

•

Poza Rica. This facility contains four plants that together in 2009 produced 72.6 million cubic feet per day of dry gas, 4.3 thousand barrels per day of ethane, 3.1 thousand barrels per day of liquefied gas, 1.0 thousand barrels per day of naphtha and 7.3 thousand tons of sulfur.

•

Arenque. This facility contains three plants that together in 2009 produced 21.0 million cubic feet per day of dry gas, 0.9 thousand barrels per day of a blend of ethane and natural gas liquids, and 2.1 thousand tons of sulfur.

•

Burgos. This facility contains nine plants that together in 2009 produced 891.8 million cubic feet per day of dry gas, 20.0 thousand barrels per day of liquefied gas and 15.0 thousand barrels per day of naphtha.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2009.

Natural Gas and Condensates Processing and Production(1)

	Year ended December 31,					2009 vs. 2008
	2005	2006	2007	2008	2009
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	3,879	4,153	4,283	4,240	4,436	4.6
Sour gas	3,153	3,203	3,162	3,188	3,381	6.1
Sweet gas(2)	726	950	1,120	1,052	1,055	0.3
Condensates(3)	102	101	79	54	51	(5.6)
Gas to natural gas liquids extraction	3,810	4,108	4,264	4,224	4,399	4.1
Wet gas	3,712	3,987	4,134	4,085	4,252	4.1
Reprocessing streams(4)	98	121	130	139	146	5.0
Production
Dry gas(5)	3,147	3,445	3,546	3,461	3,572	3.2
Natural gas liquids(6)(7)	436	436	405	376	378	0.5
Liquefied petroleum gas(6)	215	215	199	182	181	(0.6)
Ethane(6)	129	127	119	117	121	3.4
Naphtha(6)(8)	88	92	85	74	76	2.7
Sulfur(9)	692	711	659	660	712	7.9

Note:	Numbers may not total due to rounding.
(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 7,031 million cubic feet per day of natural gas in 2009.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at various cryogenic plants.
(5)	Does not include ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes pentanes.
(9)	In thousands of tons.

Source: Pemex BDI.

Processing Capacity

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)	144	144	144	144	144
Sour natural gas	4,503	4,503	4,503	4,503	4,503
Natural gas liquids recovery plants
Cryogenics(2)	4,992	5,392	5,392	5,592	5,792
Absorption(3)	350	350	350	350	0

Total	5,342	5,742	5,742	5,942	5,792
Natural gas liquids fractionating(1)(4)	574	587	587	587	569
Processing of hydrosulfuric acid(5)	219	219	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2006, two modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day. In 2008, an additional modular cryogenic plant started operations at the Burgos complex, with a capacity of 200 million cubic feet per day. In 2009, another cryogenic plant began operations at the Burgos complex, with a capacity of 200 million cubic feet per day.
(3)	On August 31, 2009, the absorption plant at the Reynosa complex was shut down.
(4)	In 2006, the Burgos complex liquids fractionating plant number 1’s processing capacity was adjusted to four thousand barrels per day and two liquids fractionating plants began operation, each with a capacity of seven thousand barrels per day. Since August 31, 2009, the liquids fractionating plant at the Reynosa complex has been out of service.
(5)	In 2006, one sulfur recovery plant began operations at the Cangrejera complex, with a capacity of ten tons per day of sulfur production.

Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,296 million cubic feet per day in 2009, a 0.6% increase from the 2008 domestic consumption of 5,263 million cubic feet per day. The subsidiary entities consumed approximately 41.1% of the total domestic dry gas consumed in 2009, while the industrial-distributor sector consumed 18.9%, the electrical sector consumed 34.0%, the electrical autogeneration sector consumed 2.6% and the trading sector consumed 3.4%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 422.0 million cubic feet per day of dry gas in 2009, a decrease of 5.6% from the 447.1 million cubic feet per day imported in 2008.

Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities, as well as liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams, increased from 376 thousand barrels per day in 2008 to 378 thousand barrels per day in 2009.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 40.6 thousand barrels per day in 2009, a 15.1% decrease from the 47.8 thousand barrels per day processed in 2008. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Reynosa and Burgos facilities to produce solvents, naphtha and heavy naphtha.

In January 2007, Pemex-Gas and Basic Petrochemicals commenced construction of cryogenic plants numbers 5 and 6, each with a processing capacity of 200 million cubic feet per day. Cryogenic plant number 5 began operations in December 2008 and plant number 6 began commercial operations in February 2009. With the completion of these plants, the total cryogenic capacity at the Burgos gas processing center has reached 1,200 million cubic feet per day.

The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black, naphthas and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. All other petrochemical products may be produced by Pemex-Petrochemicals, by Pemex-Refining or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell them either internally, within plants in the same unit or complex, or to sell them to Petróleos Mexicanos and the subsidiary entities.

Over the five years ended December 31, 2009, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales was distributed as follows.

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year ended December 31,					2009 vs. 2008
	2005	2006	2007	2008	2009
	(in millions of pesos)(2)					(%)
Natural gas	Ps. 85,333.7	Ps. 78,187.2	Ps. 78,933.2	Ps.105,049.7	Ps. 58,102.1	(44.7)
Liquefied petroleum gas	52,396.1	54,687.3	54,456.5	55,972.2	49,461.3	(11.6)
Petrochemicals
Hexane	439.1	392.5	344.8	484.6	367.5	(24.2)
Dissolving agents	120.8	113.9	81.6	132.2	18.2	(86.2)
Sulfur	200.2	247.1	236.1	1,817.7	32.4	(98.2)
Carbon black	687.2	850.6	1,038.5	1,423.6	1,149.9	(19.2)
Pentanes	41.9	75.3	63.1	115.2	73.6	(36.1)
Heptane	69.7	72.4	68.3	85.8	55.1	(35.8)
Butane	95.3	104.1	141.1	168.5	119.2	(29.3)
Propane	47.4	50.9	60.5	78.7	49.3	(37.4)
Others	4.8	6.2	3.4	8.7	0.2	(97.7)

Total Petrochemicals	1,706.5	1,913.2	2,037.4	4,314.9	1,865.3	(56.8)

Total	Ps.139,436.1	Ps.134,787.7	Ps.135,427.4	Ps.165,336.9	Ps.109,428.7	(33.8)

Note:	Numbers may not total due to rounding.
(1)	Excludes value added tax.
(2)	Figures for 2005 and 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 and 2009 are stated in nominal pesos.

Source: Pemex BDI.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2009.

Subsidiaries of Pemex-Gas and Basic Petrochemics(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas International, Ltd.(2)	Holding company	100.00
Pasco International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.(3)	Storage and distribution of liquid sulfur	100.00
Pan American Sulphur, Ltd.	Storage and handling of petroleum, petrochemical and chemical products through the loading/unloading of vessels and delivering/receiving of products by pipeline or truck	99.87
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2009.
(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 3(b) to our consolidated financial statements included herein.
(3)	Pasco Terminals, Inc. is a wholly owned subsidiary company of Pasco International, Ltd.

Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2009.

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportation of gas	50.00
CH4 Energía, S.A. de C.V.	Trading of gas	50.00

(1)	As of December 31, 2009.

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

In 1996, the Comisión Reguladora de Energía (Energy Regulatory Commission) approved the Gradual Access Program for 1996-1997, which required that we open access to our natural gas distribution system to the private sector and prohibited vertical integration between transportation and distribution. As a result, Pemex-Gas and Basic Petrochemicals’ distribution assets located within the following official distribution zones have been privatized: Chihuahua, Toluca, Saltillo, Nuevo Laredo, Río Pánuco, Norte de Tamaulipas, Distrito Federal, Valle de Cuautitlán, Texcoco, Querétaro, La Laguna, Bajío Norte, Puebla, Tlaxcala, Guadalajara, Piedras Negras and Ciudad Juárez. As of 1999, all of our natural gas distribution pipelines were opened to private sector use and there were no further distribution assets left to divest pursuant to the program, although a portion of these assets are still held in trust and the distribution assets located within Veracruz have not yet been divested.

The Energy Regulatory Commission is expected to put in place significant campaigns to promote the natural gas market in Mexico. These campaigns will include a new system for first-hand sales of natural gas. Although Pemex-Gas and Basic Petrochemicals, in coordination with the Energy Regulatory Commission, has informed clients of the advantages of moving from the current transitory scheme to the new permanent system, as well as designed mechanisms for clients to estimate their consumptions under the new system, only electrical sector customers have expressed interest. Pemex-Gas and Basic Petrochemicals is prepared to operate under the new system at such time as the Energy Regulatory Commission declares the effectiveness of the new system.

Pricing Decrees

Natural gas prices for domestic sale are calculated in accordance with directives issued by the Energy Regulatory Commission on July 20, 2009. These prices reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

Since 2003, price control mechanisms for LPG have been implemented through governmental decrees. On December 28, 2007, President Calderón issued a decree establishing the maximum LPG price for first-hand and end-user sales. The decree became effective in January 2008, and established a monthly price increase from January 2008 to May 2008 of Ps. 0.0317 per kilogram over the weighted average end-user price of LPG after taxes. From June 2008 to December 2008, the amount of these price increases varied from month to month.

On December 29, 2008, the Mexican Government issued a decree establishing a national weighted average end-user price of LPG before taxes of Ps. 8.92 per kilogram, effective January 2009. Subsequently, on January 9, 2009, the Mexican Government issued a decree modifying the national weighted average end-user price of LPG before taxes to Ps. 8.03 per kilogram, representing a discount of almost 10%. This decree also suspended the periodic increases in the retail price of LPG, beginning on January 12, 2009 and effective through December 31, 2009.

In January 2010, the Mexican Government issued a decree establishing the maximum weighted average end-user price of LPG before taxes of Ps. 8.08 per kilogram. Subsequently, from February to May 2010, the maximum price was increased by five Mexican cents per kilogram per month.

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

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 3,941 million in 2009, as compared to Ps. 4,203 million in 2008, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2010, the Mexican Government has approved Ps. 5,720 million in nominal terms of capital expenditures for Pemex-Gas and Basic Petrochemicals, including Ps. 1,869 million for the cryogenic plant at the Poza Rica gas processing complex.

Cryogenic Plant at the Poza Rica Gas Processing Complex (GPC)

In order to provide the infrastructure necessary to process the wet natural gas produced by the Aceite Terciario del Golfo project, Pemex-Gas and Basic Petrochemicals is constructing at the Poza Rica GPC a cryogenic plant, which will have a processing capacity of 200 million cubic feet per day of sweet wet gas, and a liquids fractionating plant, which will be located on Pemex-Gas and Basic Petrochemicals’ property and utilizing the facilities of the Poza Rica GPC. This project also includes, among others, the construction of two storage tanks for liquid gas, each with a capacity of 20 thousand barrels, an ecological burner, an effluent treatment plant and supporting infrastructure. The tender for this project was awarded on May 15, 2009 to ICA Flúor Daniel and Linde Process Plants, Inc., in association, with the contract signed on June 12, 2009. Construction began on August 17, 2009, and the project is scheduled to be completed in August 2011.

Electric Energy Cogeneration Program

As part of our Programa de Cogeneración de Energía Eléctrica (Electric Energy Cogeneration Program), on August 28, 2008, we launched an international tender for the construction of our first large-scale cogeneration plant at the GPC at the Nuevo Pemex complex in the state of Tabasco. Pemex-Gas and Basic Petrochemicals will be able to use the electric energy generated by the plant at the GPC, and may use any surplus electric energy production in other PEMEX facilities.

The Electric Energy Cogeneration Program is a two-stage program. In the short term, the program is intended to permit us to reduce our reliance on energy supplied by the Federal Electricity Commission. Over the medium and long term, we expect that these large-scale cogeneration projects will permit us to replace inefficient equipment at the end of their useful lives and to sell excess energy production to the Federal Electricity Commission.

Petrochemicals

Capacity

At the end of 2009, Pemex-Petrochemicals owned the following: seven petrochemical complexes; one petrochemical unit for the production of non-basic petrochemical products; the Camargo petrochemical complex, which ceased operations nine years ago; and a petrochemical unit at Reynosa, which ceased operations in August 1998. At the end of 2009, Pemex-Petrochemicals owned 51 plants, including some that were not producing. Pemex-Petrochemicals had a total installed capacity of 13.96 million tons of petrochemical products per year in 2009, representing a decrease from 2008 as a result of the initiation of gasoline blend production at the Cangrejera petrochemical complex under a change in its processing program.

Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below.

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of tons)
Petrochemical Facility
Cosoleacaque	4,975	4,975	4,975	4,975	4,975
Cangrejera	3,280	3,280	3,280	4,214	4,137
Morelos	2,263	2,263	2,263	2,575	2,575
Pajaritos	1,021	1,021	1,021	1,244	1,244
Escolín	337	337	337	337	337
San Martín Texmelucan	288	288	288	286	286
Camargo	333	333	333	333	333
Tula	76	76	76	68	68

Total	12,571	12,571	12,571	14,034	13,955

Note:	Numbers may not total due to rounding.

Source: Pemex BDI.

Production

Pemex-Petrochemicals manufactures various non-basic petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer, ethylene oxide and glycols;

•	aromatics and their derivatives, such as high octane hydrocarbon, paraxylene, styrene, benzene, toluene and xylenes;

•	propylene chain and its derivatives, such as acrylonitrile and propylene; and

•	other products, such as oxygen, nitrogen, hexane, heptane, pyrolysis liquids, specialty petrochemical products, hydrochloric acid and muriatic acid.

The total annual production of Pemex-Petrochemicals in 2009 was 11,486 thousand tons, which included 3,899 thousand tons of refined products. Our combined total annual petrochemical production (including all subsidiaries) decreased by 0.1%, from 11,973 thousand tons in 2008 to 11,956 thousand tons in 2009. Of this amount, Pemex-Petrochemicals produced 7,587 thousand tons, representing a 3.2% decrease from Pemex-Petrochemicals’ production of 7,841 thousand tons of petrochemical products in 2008. The remainder of these petrochemical products were produced by Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The decrease in petrochemical production was a result of decreased production: (1) of ammonia, resulting from annual maintenance at the ammonia plants; (2) of ethane derivatives, in particular ethylene oxide, due to the integration of the ethylene oxide project at the Morelos petrochemical complex; (3) of vinyl chloride monomer at the Pajaritos petrochemical complex, as a result of certain operational difficulties; and (4) in the aromatics chain, due to (a) shutdowns for the annual maintenance program, (b) the shutdown of the paraxylene plant, because of market conditions, (c) modifications made in the gasoline blend production program and (d) preparations undertaken to ensure readiness of operations in order to comply the 2010 imported naphtha program for 2010. For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2009.

Pemex-Petrochemicals Production

	Year ended December 31,					2009 vs. 2008
	2005	2006	2007	2008	2009
	(in thousands of tons per year)					(%)
Liquids
Hexanes	66	53	56	54	46	(14.8)
Heptanes	15	14	13	23	20	(13.0)

Total	81	68	69	77	66	(14.3)
Other inputs
Oxygen	433	447	410	455	445	(2.2)
Nitrogen	118	117	106	135	149	10.4
Hydrogen	184	167	161	148	110	(25.7)

Total	735	731	677	738	704	(4.6)
Petrochemicals
Methane derivatives	1,242	1,404	1,859	2,202	1,962	(10.9)
Ethane derivatives	2,440	2,748	2,607	2,604	2,695	3.5
Aromatics and derivatives	1,187	1,089	1,338	1,354	1,233	(8.9)
Propylene and derivatives	104	24	47	17	31	82.4
Others	321	338	708	707	767	8.5

Total	5,294	5,603	6,559	6,884	6,688	(2.8)
Other products
Hydrochloric acid	93	126	141	93	92	(1.1)
Muriatic acid	16	44	50	49	37	(24.5)

Total	109	170	191	142	129	(9.2)

Subtotal	6,219	6,572	7,496	7,841	7,587	(3.2)

Refined products(1)	n.a.	n.a.	5,068	5,323	3,899	(26.8)

Total	6,219	6,572	12,565	13,164	11,486	(12.7)

Notes:	Numbers may not total due to rounding.
n.a. =	not applicable.
(1)	Beginning with production in 2007 using plants transferred from Pemex-Refining to Pemex-Petrochemicals. Refined products produced at these plants are basically virgin stock.

Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 2,052.9 million in 2009 in capital expenditures, of which Ps. 0.8 million corresponded to the Fondo de Aprovechamiento de Obras (Fund for Use of Infrastructure Works), Ps. 2.4 million corresponded to the Fondo de Ingresos Excedentes (Fund for Surplus Revenues) and Ps. 2,049.7 million was used in the following ongoing projects: expansion of the oxygen plant at the Morelos petrochemical complex; expansion at the same complex of the first phase of our ethylene oxide production capacity, from 225 thousand tons per year to 360 thousand tons per year; complementary projects at the same complex’s high density polyethylene production plant (swing plant) to produce 300 thousand tons per year of low and/or high density polyethylene; the expansion of the same complex’s ethylene plant production capacity, from 600 to 900 thousand tons per year (second phase); modernization and expansion of the aromatics train (first phase) at the Cangrejera petrochemical complex, to increase that complex’s paraxylene production capacity from 240 thousand tons per year to 468 thousand tons per year; the expansion of that complex’s styrene plant production capacity, from 150 thousand tons per year to 250 thousand tons per year; and investments in security as well as maintaining capacity at Pemex-Petrochemicals’ facilities generally.

Pemex-Petrochemicals’ 2010 budget includes Ps. 4,780 million in capital expenditures, of which it has allocated Ps. 2,600 million to the expansion of aromatics capacity, Ps. 0.2 million to completion of the expansion of ethylene oxide capacity (first phase), Ps. 1,034.3 million to complementary project acquisitions, Ps. 865.8 million to maintaining plant production capacity and Ps. 279.7 million to modernization, optimization and infrastructure projects, among others.

Pemex-Petrochemicals expects that its investment budget for 2010 will allow it to meet its contractual and other commitments arising from the engineering and construction bidding processes in connection with the projects mentioned above.

Domestic Sales

In 2009, the value of the domestic sales of Pemex-Petrochemicals’ petrochemical products decreased by 25.1%, from Ps. 25,823.5 million in 2008 to Ps. 19,329.3 million in 2009. This decrease was primarily due to a reduction in the prices of ammonia, methanol, vinyl chloride monomer, ethylene, ethylene oxide, glycols, styrene and propylene, due to market conditions, as well as to a decrease in the volume of sales of ethylene oxide, glycols, ethylene, styrene, paraxylene, orthoxylenes and methanol. The decrease in ethylene oxide and glycols sales volume was due to lower production as a result of reconfiguration works in the related plant; in the case of ammonia, the decrease was due to plant maintenance taking longer than scheduled to complete; the decrease in ethylene sales was due to the shutdown of our principal customer’s plant for such product, due to market conditions; in the case of methanol, the decrease was due to market conditions; and aromatics sales decreased due to lower sales of styrene as a result of reduced purchases by our principal customer for such product and a lack of sales of paraxylene due to market conditions.

Over the five years ended December 31, 2009, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining, respectively, are included under “—Gas and Basic Petrochemicals” and “—Refining” above.

Value of Domestic Sales(1)

	Year ended December 31,					2009 vs. 2008
	2005	2006	2007	2008	2009
	(in millions of pesos)(2)					(%)
Petrochemical Product
Ethane derivatives	Ps.11,084.5	Ps.11,663.1	Ps.11,742.2	Ps.14,137.8	Ps.11,983.9	(15.2)
Aromatics and derivatives	6,006.9	6,050.7	5,898.5	5,335.1	2,704.0	(49.3)
Methane derivatives	2,746.3	2,786.9	3,124.9	5,438.8	3,895.0	(28.4)
Propylene and derivatives	1,173.9	352.6	346.8	386.6	400.5	3.6
Others	287.1	278.5	311.8	525.3	345.9	(34.2)

Total	Ps.21,298.7	Ps.21,131.8	Ps.21,424.2	Ps.25,823.5	Ps.19,329.3	(25.1)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures for 2005 and 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 and 2009 are stated in nominal pesos.

Source: Pemex BDI.

International Trading

The PMI Group

The PMI Group conducts international commercial activities for our crude oil, refined and petrochemical products, except for natural gas, which is marketed directly by Pemex-Gas and Basic Petrochemicals. The PMI Group’s main objective is to assist in maximizing our profitability and optimizing our operations through the use of international trade, facilitating our link with the international markets and pursuing new business opportunities in marketing our products. The PMI Group manages the international sales of our crude oil and petroleum products and acquires in the international markets those petroleum products that we import to satisfy domestic demand. Sales of crude oil are carried out through PMI. Sales and purchases of petroleum products in the international markets are carried out through P.M.I. Trading, Ltd., which also performs third-party trading, transportation and risk management activities.

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,222 thousand barrels per day of crude oil in 2009, which represented 47.0% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2005		2006		2007		2008		2009(1)
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	216	12	231	13	173	10	130	9	143	12
Isthmus (API gravity of 32°-33°)	81	4	68	4	41	2	23	2	14	1
Maya (API gravity of 21°-22°)	1,506	83	1,480	83	1,460	87	1,240	88	1,052	86
Altamira (API gravity 15.0°-16.5°)	15	1	14	1	13	1	11	1	13	1

Total	1,817	100	1,793	100	1,686	100	1,403	100	1,222	100

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.
(1)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.

Source: PMI operating statistics.

	Year ended December 31,
	2005		2006		2007		2008		2009(1)
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	53.91	U.S.$	64.67	U.S.$	70.89	U.S.$	99.37	U.S.$	65.79
Isthmus		53.11		57.29		69.92		81.09		63.38
Maya		40.61		51.10		60.38		82.92		56.24
Altamira		36.07		45.75		53.71		79.69		53.60
Weighted average realized price	U.S.$	42.71	U.S.$	53.04	U.S.$	61.64	U.S.$	84.38	U.S.$	57.42

(1)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.

Source: PMI operating statistics.

Geographic Distribution of Export Sales

In 2009, 86.8% of PMI’s sales of our crude oil exports were to customers located in the United States. As of December 31, 2009, PMI had 20 customers in ten countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, the Netherlands Antilles, India and Canada.

The following table sets forth our crude oil export sales by country for the five years ended December 31, 2009.

Crude Oil Exports by Country

	Percentage of Exports
	2005	2006	2007	2008	2009(1)
United States	78.6%	80.3%	80.2%	81.3%	86.8%
Spain	8.9	8.0	7.4	8.8	6.6
Netherlands Antilles	5.2	4.3	4.1	2.6	—
India	1.8	1.8	2.1	2.5	2.5
Canada	2.0	2.0	1.8	1.8	1.7
Others	3.6	3.5	4.4	3.1	2.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.
(1)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.

Source: PMI operating statistics.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2009. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2005		2006		2007		2008		2009(1)
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,464	81	1,477	82	1,383	82	1,166	83	1,071	88
Europe	194	11	171	10	163	10	145	10	104	9
Central and South America	125	7	113	6	104	6	57	4	12	1
Far East	34	2	32	2	35	2	35	2	35	3

Total	1,817	100	1,793	100	1,686	100	1,403	100	1,222	100

Olmeca (API gravity of 38°-39°)
United States and Canada	200	11	214	12	160	9	115	8	136	11
Others	16	1	17	1	13	1	14	1	7	1

Total	216	12	231	13	173	10	130	9	143	12

Isthmus (API gravity of 32°-33°)
United States and Canada	38	2	41	2	16	1	12	1	8	1
Others	43	2	27	1	25	2	11	1	7	—

Total	81	4	68	4	41	2	23	2	14	1

Maya (API gravity of 21°-22°)
United States and Canada	1,212	67	1,208	67	1,195	71	1,028	73	917	75
Others	294	16	272	15	265	16	212	15	135	11

Total	1,506	83	1,480	83	1,460	87	1,240	88	1,052	86

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	15	1	14	1	13	1	11	1	11	1
Others	—	—	1	—	—	—	—	—	2	—

Total	15	1	14	1	13	1	11	1	13	1

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.
(1)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.

Source: PMI operating statistics.

PMI sells a significant percentage of its crude oil under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. For more detailed information regarding PEMEX’s sales of crude oil, see “PEMEX’s Customers and Receivables.” PMI sells crude oil on a Free On Board (FOB) basis (at the shipping point).

Beginning in 1998, PMI entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI provided purchasers with certain support mechanisms to protect, in certain adverse market conditions, the purchasers’ investments. Upon the expiration of these contracts, the commercial relationship continues under evergreen contracts that do not contain support mechanisms. These agreements include:

•

An agreement with Port Arthur Coker Co., signed on March 10, 1998, which was assigned to Valero Energy Corporation on November 1, 2005, to supply its Port Arthur, Texas refinery with Maya crude oil for a period of eight years following project completion, which occurred in March 2001; the amount of Maya crude oil supplied was adjusted every six months. On December 31, 2007, the volume to be supplied was set at 188 thousand barrels per day and on May 1, 2008, the volume was adjusted to 177 thousand barrels per day. This agreement expired in March 2009.

•

An agreement with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, executed on May 1, 1999, and an agreement with P.M.I. Norteamérica, S.A. de C.V., to supply the Deer Park refinery joint venture with a total of approximately 200 thousand barrels per day of Maya crude oil, 50 thousand barrels of which were under the support mechanism for such contract for a period of seven years following project completion, which occurred in April 2001. Effective May 2008, the support mechanism ended, and the contract volume was set at 220 thousand barrels per day from 2009 to 2011. This agreement will expire in 2023.

•

An agreement with Valero Marketing and Supply Company and Valero Refining-Texas, L.P., executed on December 17, 2001, to supply their Texas City, Texas refinery with approximately 90 thousand barrels per day of Maya crude oil for a period of five years following project completion, which occurred in January 2004. This agreement expired in January 2009, though PMI currently has an evergreen contract to supply 200 thousand barrels per day to Valero Marketing and Supply Company.

•

An agreement with Hunt Crude Oil Supply Company, signed on December 19, 2005, to supply its refinery in Tuscaloosa, Alabama, with approximately 14 thousand barrels per day of Altamira crude oil for a period of five years following project completion, which occurred in June 2007.

•

An agreement with Chevron Products Company, a division of Chevron U.S.A. Inc., executed and delivered on October 1, 2008, to supply its refinery in Pascagoula, Mississippi with approximately 145 thousand barrels per day of Maya crude oil for a period of three years, with an option for an additional year subject to the express agreement of both parties.

We expect to fulfill the majority of these supply commitments with proved developed reserves. In addition, we anticipate using proved undeveloped reserves and spot market purchases to fulfill these commitments.

These long-term crude oil supply agreements further our strategy of enhancing the export value of Mexican heavy crude oil in relation to the value of other grades of oil by creating incentives for refiners to invest in new high-conversion refineries, which are capable of upgrading a significant proportion of the residue produced from processing Maya and Altamira crude oil.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2009.

Volume of Exports and Imports

	Year ended December 31,					2009(1) vs. 2008
	2005	2006	2007	2008	2009(1)
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	215.8	230.6	172.7	129.6	143.5	10.7
Isthmus	81.0	68.3	41.1	23.0	14.2	(38.3)
Altamira	14.7	14.3	12.7	10.6	12.5	17.9
Maya	1,505.6	1,479.5	1,459.6	1,240.0	1,052.0	(15.2)

Total crude oil	1,817.1	1,792.7	1,686.1	1,403.4	1,222.1	(12.9)

Natural gas(2)	23.9	32.7	138.7	107.4	66.5	(38.1)
Refined products	186.2	188.2	176.9	184.1	244.8	33.0
Petrochemical products(3)(4)	853.6	823.7	746.0	539.6	779.4	44.4

Imports
Natural gas(2)	480.4	451.0	385.6	447.1	422.0	(5.6)
Refined products	391.9	431.1	494.0	548.2	506.4	(7.6)
Petrochemical products(3)(5)	397.4	435.6	425.1	439.8	568.3	29.2

Note:	Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.
(1)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.
(2)	Fuel oil equivalent. Numbers expressed in millions of cubic feet per day.
(3)	Thousands of metric tons.
(4)	Includes propylene.
(5)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics.

Crude oil exports decreased by 12.9% in 2009, from 1,403.4 thousand barrels per day in 2008 to 1,222.1 thousand barrels per day in 2009, mainly as a result of lower crude oil production.

Natural gas imports decreased by 5.6% in 2009, from 447.1 million cubic feet per day in 2008 to 422.0 million cubic feet per day in 2009, due to increased production by Pemex-Gas and Basic Petrochemicals’ plants that made it unnecessary to increase natural gas imports. We exported 66.5 million cubic feet per day of natural gas in 2009, a decrease of 38.1% as compared to natural gas exports in 2008 of 107.4 million cubic feet per day.

In 2009, exports of refined products increased by 33%, from 184.1 thousand barrels per day in 2008 to 244.8 thousand barrels per day in 2009, due to increased sales of fuel oil and diesel. Imports of refined products decreased by 7.6% in 2009, from 548.2 thousand barrels per day in 2008 to 506.4 thousand barrels per day in 2009, due to decreased demand for jet fuel, gasoline and diesel. As of January 2007, clean fuels specifications for gasoline and diesel for transportation were established in Mexico. Since that time, imports of ultra-low sulfur diesel and ultra-low sulfur premium gasoline have been required to meet domestic demand. During 2010, import volumes of refined products are expected to remain stable as compared to 2009, with a slight upward trend due to the recovery of the Mexican economy. We also expect a decrease in exports of residuals, due to a reduction in products supplied by PEMEX.

P.M.I. Trading, Ltd. sells refined and petrochemical products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2009.

Value of Exports and Imports(1)

	Year ended December 31,										2009 vs. 2008
	2005		2006		2007		2008		2009(2)
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S.$	4,246.4	U.S.$	5,443.4	U.S.$	4,469.1	U.S.$	4,712.2	U.S.$	3,444.9	(26.9)
Isthmus		1,569.6		1,427.9		1,049.9		683.1		327.4	(52.1)
Altamira		193.8		238.4		248.7		309.2		244.3	(21.0)
Maya		22,319.8		27,597.1		32,169.9		37,637.1		21,588.9	(42.6)

Total crude oil(3)	U.S.$	28,329.5	U.S.$	34,706.8	U.S.$	37,937.5	U.S.$	43,341.5	U.S.$	25,605.4	(40.9)
Natural gas		78.9		71.8		350.5		316.3		103.5	(67.3)
Refined products		3,119.2		3,758.0		4,116.6		5,706.6		4,891.8	(14.3)
Petrochemical products		356.7		352.6		297.1		384.1		175.7	(54.3)

Total natural gas and products	U.S.$	3,554.8	U.S.$	4,182.4	U.S.$	4,764.2	U.S.$	6,407.0	U.S.$	5,171.0	(19.3)

Total exports	U.S.$	31,884.1	U.S.$	38,889.2	U.S.$	42,701.7	U.S.$	49,748.5	U.S.$	30,776.4	(38.1)

Imports
Natural gas	U.S.$	1,397.9	U.S.$	1,134.5	U.S.$	995.7	U.S.$	1,423.6	U.S.$	632.8	(55.5)
Refined products		9,418.2		12,007.4		15,700.0		21,882.5		12,884.9	(41.1)
Petrochemical products		207.4		264.8		278.9		350.5		301.4	(14.0)

Total imports	U.S.$	11,023.5	U.S.$	13,406.8	U.S.$	16,974.6	U.S.$	23,656.6	U.S.$	13,819.0	(41.6)

Net exports	U.S.$	20,860.6	U.S.$	25,482.4	U.S.$	25,727.1	U.S.$	26,091.9	U.S.$	16,957.4	(35.0)

Note:	Numbers may not total due to rounding.
(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in our financial statements included herein under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.
(3)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source: PMI operating statistics, which are based on information in bills of lading.

Imports of natural gas decreased in value by 55.5% during 2009, mainly as a result of increased production by Pemex-Gas and Basic Petrochemicals’ plants.

In 2009, imports of refined products decreased both in value, by 41.1%, and in volume, by 7.6%. These decreases were due to lower demand for jet fuel, gasoline and diesel. Production from the national refining system increased slightly with respect to previous years, leading to decreased demand for imported products. Exports of refined products decreased in value by 14.3% in 2009, in line with lower prices of these products in the international market. Our net imports of refined products for 2009 totaled U.S. $7,993.1 million, a 50.6% decrease from the refined products trade deficit of U.S. $16,175.9 million in 2008.

The following table describes the composition of our imports and exports of selected refined products in 2007, 2008 and 2009.

Imports and Exports of Selected Refined Products

	Year ended December 31,
	2007		2008		2009
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Imports
Gasoline(1)	318.7	64.5	347.4	63.4	327.6	64.7
Fuel oil	16.9	3.4	32.9	6.0	38.7	7.6
Liquefied petroleum gas(2)	82.8	16.8	88.6	16.2	80.2	15.8
Diesel	52.7	10.7	67.3	12.3	47.8	9.4
Others	22.9	4.6	11.9	2.2	12.1	2.4

Total	494.0	100.0%	548.2	100.0%	506.4	100.0%

Exports
Gasoline(3)	79.7	45.1	68.3	37.1	71.3	29.1
Diesel	2.8	1.6	1.4	0.8	4.8	2.0
Liquefied petroleum gas(2)	0.2	0.1	0.1	0.1	1.1	0.4
Jet fuel	3.4	1.9	5.7	3.1	4.2	1.7
Fuel oil	37.0	20.9	58.0	31.5	122.3	50.0
Others	53.9	30.5	50.5	27.4	41.2	16.8

Total	176.9	100.0%	184.0	100.0%	244.8	100.0%

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
(1)	Includes methyl terbutyl ether (MTBE) and pentanes.
(2)	Includes butanes.
(3)	Includes gasoline and blendstock.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

In 2009, our exports of petrochemical products increased by 44.4%, from 539.6 thousand metric tons in 2008 to 779.4 thousand metric tons in 2009, while imports of petrochemical products also increased by 29.2%, from 439.8 thousand metric tons in 2008 to 568.3 thousand metric tons in 2009. Petrochemical exports increased in 2009, due to higher sales of ethylene and sulfur. The increase in ethylene exports resulted from a larger production surplus due to process adjustments and maintenance works in the derivatives processing plants. The increase in sulfur exports resulted from a decrease in domestic demand.

Imports of petrochemical products increased in 2009, due to greater requirements for isobutane (a raw material in the production of alkylates, butane-1 and hexane-1), for monomers used as additives in Pemex-Petrochemicals’ linear low-density polyethylene plant, for toluene, which is supplied to the solvents market, and to increased demand for ammonia and lower ammonia production.

For the three years ended December 31, 2009, our imports and exports of selected petrochemicals were as follows.

Imports and Exports of Selected Petrochemicals

	Year ended December 31,
	2007		2008		2009
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Imports
Isobutane-butane-hexane-1	146.1	34.4	175.6	39.9	166.6	29.3
Methanol	191.9	45.1	149.7	34.0	185.2	32.6
Ammonia	27.0	6.4	29.3	6.7	107.7	19.0
Xylenes	31.8	7.5	29.7	6.8	31.8	5.6
Toluene	15.0	3.5	36.8	8.4	42.1	7.4
Others	13.3	3.1	18.7	4.2	34.9	6.1

Total	425.1	100.0%	439.8	100.0%	568.3	100.0%

Exports
Sulfur	471.1	63.1	320.3	59.4	570.0	73.1
Ammonia	54.7	7.3	95.7	17.7	—	—
Ethylene	24.4	3.3	10.1	1.9	96.9	12.4
Polyethylenes	73.0	9.8	65.0	12.1	72.2	9.3
Others	122.9	16.5	48.4	9.0	40.3	5.2

Total	746.0	100.0%	539.6	100.0%	779.4	100.0%

Notes:	Numbers may not total due to rounding.
tmt = thousand metric tons.
Exports include propylene. Imports include isobutane, butane and N-butane.

Source: PMI operating statistics based on INCOTERMS.

Hedging Operations

P.M.I. Trading, Ltd. engages in hedging operations to cover its price exposure in the trading of petroleum products, as well as to protect the revenues of other companies within the PMI Group and to ensure the fulfillment of contractual obligations. The internal policies of P.M.I. Trading, Ltd. establish a limit on the maximum capital at risk. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include a risk comptroller responsible for ensuring compliance, an internal auditing department and a risk management committee. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”

Transportation and Distribution

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and our refineries and petrochemical plants with Mexico’s major cities. At the end of 2009, our pipeline network measured approximately 65,339 kilometers in length. Of these pipelines, 51,691 kilometers are currently operational and 13,647 kilometers are out of operation. Most of the pipelines out of operation are classified as being in “stand-by” status, which occurs when there is a decline in production in a field where the pipeline is located or when transportation service is irregular, making operation of the pipeline unprofitable. Once production is restored in such field, we change the status of the pipelines back to “operational.” Approximately 8,417 kilometers of the pipelines currently in operation transport crude oil, 10,425 kilometers transport petroleum products and petrochemicals, 14,452 kilometers transport natural gas, 1,811 kilometers transport LPG, 1,151 kilometers transport basic petrochemicals, 1,706 kilometers are crude oil and natural gas gathering pipelines, 13,003 kilometers are production lines (discharge lines) and 725 kilometers correspond to other services, including aqueducts. Ownership of the pipelines is distributed among the subsidiary entities according to the products they transport.

Petróleos Mexicanos has been working to implement a Pipeline Integrity Management Plan, which provides that detailed records covering all periods from the design stage to current conditions must be maintained in order to ensure that optimal investments are being made in pipelines. The Pipeline Integrity Management Plan is derived from the guidelines of American Petroleum Institute (API) Standard 1160, “Managing System Integrity for Hazardous Liquid Pipelines,” and from American Society of Mechanical Engineers (ASME) B31.8S, “Managing System Integrity of Gas Pipelines.” In Mexico, Norma Oficial Mexicana (Mexican Official Standard) NOM-027-SESH-2010, “Integrity Management of Hydrocarbons Collection and Transportation Pipelines,” (which we refer to as NOM-027), became effective in June 2010.

The Pipeline Integrity Management Plan consists of the following stages:

•	information gathering and database development;

•	segmentation and identification of threats that might affect pipeline integrity, safety and operation;

•	identification of high consequence areas;

•	risk and reliability assessment;

•	integrity assessment;

•	programming of maintenance and risk mitigation measures;

•	subsequent assessments;

•	repetition of the integrity management process; and

•	ongoing monitoring during all stages.

In this respect, Petróleos Mexicanos and the subsidiary entities have made considerable progress in satisfying the requirements of NOM-027, concerning risk assessment. We have analyzed 60% of our pipeline network in length terms, undertaking at the same time several of the measures relating to the other stages of the Pipeline Integrity Management Plan. In addition, we have satisfied the documentation requirements of this standard.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to leaks and spills in soil. See “Item 3—Key Information—Risk Factors— Risk Factors Related to the Operations of PEMEX.” In 2009, we incurred a total of U.S. $375.4 million of expenditures for the remediation and maintenance of our pipelines network and we have budgeted an additional U.S.$ 423.3 million of expenditures in 2010. For more information on recent problems with our pipeline network, see “Item 3—Key Information—Risk Factors—PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks and deliberate acts of terror” above and “—Environmental Regulation—Environmental Liabilities” below.

During 2009, we transported approximately 76.8 billion tons per kilometer of crude oil to be processed in our refining system and petroleum products to satisfy domestic demand, as compared to the 74.6 billion tons per kilometer carried in 2008. Of the total amount we transported in 2009, we carried 62.0% through pipelines, 30.3% by vessels and the remainder by train tank cars as well as tank trucks.

At the end of 2009, we owned ten refined product tankers and had leased another nine. We also owned 77 major wholesale storage centers, 19 liquefied gas terminals and five maritime terminals. These facilities, together with our pipeline network, constitute our hydrocarbon transportation and distribution infrastructure.

PEMEX Corporate Matters

In addition to the operating activities that we undertake through the activities of our subsidiary entities and subsidiary companies, we have certain centralized corporate operations that coordinate general labor, safety, insurance and legal matters.

Industrial Safety and Environmental Protection

Petróleos Mexicanos’ Corporate Operations Office is responsible for planning, conducting and coordinating programs to:

•	foster a company culture of safety and environmental protection;

•	improve the safety of our workers and facilities;

•	reduce risks to residents of the areas surrounding our facilities; and

•	protect the environment.

We intend to develop further the industrial safety and environmental programs for each subsidiary entity. The environmental and safety division of each subsidiary entity coordinates closely with the Corporate Operations Office.

Insurance

We maintain a comprehensive property and civil liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered, as are all of our offshore assets, such as drilling platforms, rigs, gas gathering systems, maritime terminals and production facilities. Our insurance covers risks of sudden and accidental physical destruction to all properties, as well as against all risk of physical loss, including as a consequence of purposeful terrorist acts. This insurance also provides coverage for the contents of pipelines, storage facilities and wells, and any liabilities of PEMEX arising from such acts. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for our full marine fleet, as well as life insurance, automobile and heavy equipment insurance, and cargo and marine hull insurance.

In accordance with Mexican law, we have entered into all of our insurance contracts with Mexican insurance carriers. These policies have limits of U.S. $2.0 billion for onshore property, U.S. $1.3 billion for offshore property, U.S. $0.3 billion for extraordinary costs related to the operation of offshore wells, U.S. $1.0 billion for protection and indemnification for marine-related liabilities, U.S. $0.5 billion for civil liabilities, U.S. $0.5 billion for offshore terrorist acts and U.S. $0.3 billion for onshore terrorist acts. Limits of insurance policies purchased for each category of risk are determined using professional risk management assessment surveys conducted by international companies on an annual basis and the market capacity available per risk.

Since June 2003, we have not maintained business interruption insurance, which in the past compensated us for loss of revenues resulting from damages to our facilities. We have discontinued such insurance based on the following factors: (1) the existence of mitigating factors across all of our facilities, (2) the nature and operation of our facilities, such as the ability of any of our six refineries to compensate for the loss of any one refinery and the physical separation of plants within the refineries, and (3) the excess processing capacity available across our different lines of business, vis-a-vis the restricted coverage available in the international reinsurance markets. These factors led us to conclude that the benefits of this type of coverage were outweighed by the costs. Instead, we purchase ad-hoc business interruption mitigation insurance coverage, which compensates us for the additional expenses necessary to recover our production capabilities in the shortest time possible.

All PEMEX insurance policies are in turn reinsured through Kot Insurance Company, AG, which we refer to as Kot AG. Kot AG is a wholly owned subsidiary company organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company, Ltd.), which is used as a risk management tool to structure and distribute risks across the international reinsurance markets. The purpose of Kot AG is to reinsure policies of the local insurance carriers of Petróleos Mexicanos and maintain control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 96.8% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and maintain its A- rating from Standard & Poor’s (which we refer to as S&P). Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. Kot AG’s net risk retention is capped at U.S. $120 million and is diversified across different reinsurance coverages to mitigate potential aggregation factors.

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

Reserves

Under Mexican law, all crude oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Pemex-Exploration and Production has the exclusive right to exploit those reserves under the Regulatory Law and related laws and regulations. Our estimates of Mexico’s hydrocarbon reserves are described under “—Exploration and Production—Reserves” above.

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

The Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources), which we refer to as SEMARNAT, in conjunction with other Mexican federal and state authorities, regulates our activities that affect the environment. The President of Mexico appoints the comisario (supervising officer) of Petróleos Mexicanos.

In addition to the regulatory powers that the Energy Regulatory Commission already has over natural gas and LPG activities, this Commission is now vested, pursuant to the amendments to the Energy Regulatory Commission Law, with the authority to regulate: (1) first-hand sales of gas, fuel oil and basic petrochemicals; (2) pipeline transportation and distribution of gas and refined products, as well as storage of such products to the extent that this is directly linked with such pipeline transportation and distribution, or forms an integral part of the importation and distribution terminals of such products; and (3) pipeline transportation and distribution of biofuels, as well as storage of such products to the extent that this is directly linked with such pipeline transportation and distribution, or forms an integral part of the importation and distribution terminals of such products.

The National Hydrocarbons Commission Law, which became effective on November 29, 2008, provides for the establishment of a new National Hydrocarbons Commission, which is responsible for regulating and supervising hydrocarbons exploration and exploitation as well as the processing, transportation and storage activities directly related to exploration and exploitation projects. The members of the National Hydrocarbons Commission were appointed on May 20, 2009 by President Calderón. On August 28, 2009, the Reglamento Interno de la Comisión Nacional de Hidrocarburos (Internal Regulation of the National Hydrocarbons Commission) was published in the Official Gazette of the Federation. This regulation establishes, among other things, the National Hydrocarbons Commission’s organizational structure and the activities to be performed by its respective areas.

The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the ASF) reviews annually the Cuenta Pública (Public Account) of the Mexican Government entities, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances, the observed issues are explained and clarified. The financial information provided to the ASF is prepared in accordance with Mexican Governmental Standards applicable to Mexican public sector entities, which differ in several respects from Mexican FRS. As a result, our financial statements reflect different financial data than those included in the Public Account.

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, Petróleos Mexicanos and the subsidiary entities are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection), which we refer to as the Environmental Law, the regulations issued thereunder and several technical environmental norms issued by the SEMARNAT. We are also subject to the Law of Use of Renewable Energy and Financing of the Energy Transition and the Sustainable Use of Energy Law, each of which became effective on November 29, 2008, and we will be subject to the regulations that the Ministry of Energy, in coordination with SEMARNAT, is expected to issue thereunder. The Secretaría de Salud (Ministry of Health), the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation), the Secretaría de Marina (Ministry of the Navy) and the Ministry of Energy assist the SEMARNAT in its functions. In addition, Petróleos Mexicanos and the subsidiary entities are subject to the environmental laws and regulations issued by the governments of each state of Mexico where our facilities are located.

The Environmental Law and related regulations require that we obtain certain authorizations from the SEMARNAT before we carry out any activity that may have an adverse effect on the environment. In particular, these environmental regulations apply to chemical, petrochemical, crude oil refining and extraction activities, as well as the construction of crude oil and natural gas pipelines. Before authorizing a new project, the SEMARNAT requires the submission of an environmental impact analysis and any other information that it may request. The SEMARNAT is entitled to independently grant or deny its authorization of any activity.

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

Mexico generally updates and revises its environmental regulatory framework as necessary, and we participate with the Mexican Government in developing environmental regulations that are related to our activities. The new Law of Use of Renewable Energy and Financing of the Energy Transition and the Sustainable Use of Energy Law are designed to further Mexico’s transition to cleaner, more environmentally friendly fuels and renewable energy sources. On January 30, 2006, the SEMARNAT issued Mexican Official Standard NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. In order to comply with this Standard, we will be required to meet certain targets for the optimal use of energy in all of our processes and activities as well as to meet domestic market demand for low-sulfur fossil fuels.

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

On November 28, 2007, the SEMARNAT issued NOM-148-SEMARNAT-2006 (which we refer to as NOM-148), which establishes standards for sulfur recovery in all refineries. The refineries located in Cadereyta, Nuevo León; Ciudad Madero, Tamaulipas; Tula, Hidalgo; and Salamanca, Guanajuato are currently in compliance with NOM-148 and the refineries located in Minatitlán, Veracruz and Salina Cruz, Oaxaca will be in compliance in 2010. Compliance with NOM-148 resulted in costs to Petróleos Mexicanos and the subsidiary entities of approximately Ps. 450 million in 2008 and Ps. 396 million in 2009, related to the rehabilitation, optimization and construction of new sulfur recovery plants and the construction of new plants and their corresponding installations. We expect to spend an additional Ps. 1,156 million in 2010 and 2011 to maintain and bring our remaining facilities into compliance with NOM-148.

Global Climate Change

In May 2007, the Federal Executive Office submitted its Estrategia Nacional de Cambio Climático (National Climate Change Strategy), which identified various opportunities to mitigate and adapt to climate change, as well as noted Mexico’s participation in the international community with respect to climate change awareness.

Since the National Climate Change Strategy was published, the various government offices that participate in the Comisión Intersecretarial de Cambio Climático (Inter-Ministry Climate Change Commission, which we refer to as the CICC) have worked to develop the Programa Especial de Cambio Climático 2009-2012 (Special Climate Change Program for 2009-2012, which we refer to as the PECC). On August 28, 2009, SEMARNAT issued the PECC, which will allow us to consolidate agreements, reinforce already negotiated commitments and identify, upon further consideration, new measures and additional changes necessary to progressively reach adequate greenhouse gas emissions levels under the National Climate Change Strategy.

We have identified several activities and projects to be undertaken in respect of issues addressed by the chapter of the PECC relating to mitigation measures, including increased energy efficiency, sour gas re-injection, co-generation and reduction in fugitive emissions, and we have set a goal of reducing carbon dioxide emissions by 9.94 million tons per year by 2012. During 2009, we reduced carbon dioxide emissions by an estimated 4.5 million tons, which represents progress of approximately 45% toward our goal for such annual reductions by 2012, primarily as a result of more efficient gas use. Also addressed in this chapter of the PECC is the goal of increased adaptability by energy sector participants in responding to climate change’s effects by designing and implementing: contingency programs in case of extreme hydrometeorological events; strategies of territorial planning and ecological territorial planning; as well as a vulnerability map reflecting the potential effects of climate change.

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

We maintain an internal structure to identify and solve environmental problems and we retain external consultants to perform operational audits at our industrial plants, including cost estimates for remedying any shortfall in compliance with Mexican environmental laws. Such remedies can include improving the operating efficiency of plants, cleaning up contaminated land and water and capital expenditures to minimize the effect of our operations on the environment.

In addition to our internal monitoring structure for identifying affected areas, areas of non-compliance and improvement opportunities, Petróleos Mexicanos and the subsidiary entities’ environmental program is subject to the review of the Procuraduría Federal de Protección al Ambiente (Office of the Federal Attorney for Environmental Protection, which we refer to as PROFEPA). PROFEPA administers the Mexican environmental regulatory rubric and establishes acceptable standards of environmental remediation. Although PROFEPA has the authority to review and inspect remediation works performed by us, and compliance with permitted contamination levels established by laws and regulations, it does not determine our environmental liabilities. We maintain proper records of all of the studies, estimations, performed works and any other information that PROFEPA may request from time to time.

Since 1993, we have participated in the National Program of Environmental Auditing, a voluntary environmental audit program, with PROFEPA. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, we negotiate a corrective action plan with PROFEPA, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2009, Petróleos Mexicanos and the subsidiary entities were in the process of auditing a total of 735 facilities with the objective of obtaining the same number of “clean industry” certificates. As of the same date, 109 of these certificates were effective, 102 were in the process of re-certification and 524 were in the process of certification, with audits begun but not yet complete. From the institution of the program through December 31, 2009, corrective action plans for 211 audits had been implemented and all of these sites had received or retained “clean industry” certifications from PROFEPA. We will continue including new facilities under this program as we expand our activities in the areas of exploration, exploitation, refining and distribution of hydrocarbons.

During 2009, we experienced 216 environmental incidents, the fewest in the last five years. The number of such events decreased by 34% from 2008 to 2009. This was due in part to the application of strategies focused on improving the integrity and operation of our pipeline systems.

Petróleos Mexicanos experienced two major incidents during 2009, one of which took place at a Pemex-Exploration and Production facility and the other at a Pemex-Refining facility. The incident that occurred at Pemex-Exploration and Production’s facility involved a 16-inch diameter oil pipeline located in the municipality of Cunduacán in the State of Tabasco. A rupture in the pipeline caused spillage totaling 15,000 barrels of crude oil. The major incident that occurred at Pemex-Refining’s distribution facilities was a rupture in an 8-inch diameter pipeline located in the municipality of Guaymas in the State of Sonora. This incident caused the spillage of 6,272 barrels of distillates. However, in each case, and in coordination with the relevant state government, the military, civil protection services and local authorities, among others, we implemented an emergency action plan which reinforced the existing emergency procedures and helped to isolate the damaged areas and to evacuate nearby towns in a very short period of time. In this way, damage to local residents and properties was significantly reduced. In the Pemex-Refining case, PROFEPA requested that we initiate an environmental impact evaluation.

In order to protect itself from civil environmental liabilities, Petróleos Mexicanos obtains insurance covering most of the expenses directly related to such incidents. This coverage does not, however, cover the deductible and those expenses excluded from the insurance policies, such as fines, public relations expenses and site clean-up not directly related to the incident, among others. For information relating to our environmental liabilities, see “—Environmental Liabilities” below. The majority of our remediation activities in connection with the two major 2009 incidents described above have been completed. However, certain related legal proceedings are still pending resolution by Mexican environmental authorities, as a result of various administrative delays, including site analysis and other investigations into the causes of the incidents.

With a goal of achieving zero incidents, injuries, emissions of pollutants and illnesses for all of our work centers, in January 2006, we began to implement the PEMEX Safety, Health and Environmental Protection System (which we refer to as the PEMEX-SSPA), as well as the revision of and adherence to root-cause analysis; process safety management, with strong emphasis on mechanical integrity; environmental protection; occupational health; operational discipline; effective audits; emergency response plans; protection tests; and risk analysis systems. The PEMEX-SSPA includes the incorporation of 12 of the worldwide oil and gas industry’s best practices in preventive and corrective safety measures. The PEMEX-SSPA is comprised of three subsystems: Process Safety Management (SASP), Health Management (SAST) and Environmental Management (SAA). During 2007, we began to implement improvements to the PEMEX-SSPA and added a process management system as a complementary process, in order to supervise and coordinate the three aforementioned subsystems. In addition, we established guidelines to regulate the functions and activities of the areas involved in order to implement and monitor the PEMEX-SSPA.

During 2009, we continued implementing the PEMEX-SSPA and performed the following principal related activities:

•	consolidated the organizational structure of our environment, health and security personnel throughout all levels of PEMEX;

•	addressed issues concerning improvement in observance of operating discipline, especially those critical to the operation of the PEMEX-SSPA;

•	provided the majority of our employees with training in the PEMEX-SSPA;

•	incorporated an additional principle concerning contractors to our PEMEX-SSPA policies;

•	measured the degree of implementation of all PEMEX-SSPA subsystems, as well as formulated and executed related plans therein, in order to promote systemic improvement; and

•	improved the quality of execution of our Effective Safety Audits Program throughout all PEMEX facilities.

As a result of the above actions, our accident frequency rate decreased by 10.6% from 2008 to 2009, from 0.47 to 0.42 injuries per million man hours worked with exposure to risk. The accident frequency rate is the number of accidents that result in incapacitating injuries per million man hours of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes a bodily injury, functional disability or death, immediately or at a later time, while working or as a result of work. Risk exposure man hours are the number of hours worked by all personnel, inside or outside of working facilities, during and outside standard working hours, including overtime hours. The lost days due to injuries indicator also decreased from 2008 to 2009, by 3.7%, from 27 to 26 lost days per million man hours worked with exposure to risk. The lost days due to injuries indicator is the number of days lost per million man hours of risk exposure during the relevant period. Lost days are those missed due to medical incapacity as a result of work accident injuries or rewarded as compensation for partial, total or permanent incapacity, or for death.

As a result of the implementation of the PEMEX-SSPA, our contractors also reported a decrease in their accident frequency rate from 2008 to 2009, of 32%, from 0.75 to 0.51 injuries per million man hours worked with exposure to risk.

Other than as disclosed herein, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters.

Environmental Liabilities

At December 31, 2009, our estimated and accrued environmental liabilities totaled Ps. 6,032.92 million. Of this total, Ps. 2,398.55 million were attributable to Pemex-Exploration and Production, Ps. 3,605.87 million to Pemex-Refining, Ps. 22.40 million to Pemex-Gas and Basic Petrochemicals and Ps. 6.10 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following tables detail our environmental liabilities by subsidiary entity and operating region at December 31, 2009.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	209.07	Ps.	1,764.35
Southern region	3.61		4.84

Total(1)	212.68	Ps.	1,769.18

Note:	Numbers may not total due to rounding.
(1)	During 2009, environmental remediation was completed on 49.69 hectares. There were 135.19 hectares of additional affected areas, including 122.93 hectares in the Northern region and 12.26 hectares in the Southern region, which were affected as a result of spills from pipelines.
Source:	PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities(1)	Estimated Liability
		(in millions of pesos)
Northern region	315	Ps.	629.37
Southern region	0		0.00

Total	315	Ps.	629.37

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	2,398.55

Note:	Numbers may not total due to rounding.
(1)	At December 31, 2008, we reported 36 holding ponds as liabilities. In 2009, a total of 442 holding ponds in the Northern region were classified as new liabilities, while a total of 163 holding ponds in the Northern region were restored and written off as liabilities. As a result, at December 31, 2009, 315 ponds remained to be reported as liabilities.
Source:	PEMEX.

Pemex-Refining

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pipelines	18.58	Ps.	187.09
Refineries	286.48		2,620.39
Storage and Distribution Terminals	73.43		798.40

Total(1)	378.49	Ps.	3,605.87

Note:	Numbers may not total due to rounding.
(1)	During 2009, environmental remediation was completed on 13.75 hectares. Additionally, there were adjustments of 63.30 hectares to the environmental liabilities total for 2008 due to the completion of assessment studies. These variations affected all components of the Pemex-Refining network, with particular effects on inventories located in refineries and, to a lesser degree, in pipelines.
Source:	PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Gas Complex Processors	17.82	Ps.13.55
Pipelines	0.05	8.85

Total	17.87	Ps.22.40

Note:	Numbers may not total due to rounding.
Source:	PEMEX.

Pemex-Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pajaritos petrochemical complex.	1.80	Ps.1.00
Cangrejera petrochemical complex	0.07	0.40
Pipelines	0.35	4.70

Total(1)	2.22	Ps.6.10

Note:	Numbers may not total due to rounding.
(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.
Source:	PEMEX.

Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above, as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual for information requested and received periodically from field managers as to probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” for Mexican FRS purposes and with ASC Topic 450 “Contingencies” for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gathered during the remediation process. For a further discussion of our environmental liabilities, see Note 21 II(c) to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities.

At the end of 2009, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

The timing of remediation or cleanup of the sites accounted for in these environmental liabilities is dependent upon the annual budget assigned to us by the Mexican Congress.

Carbon Dioxide Emissions Reduction

Emission Reduction Purchase Agreements

In 2000, Mexico ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (which we refer to as the Kyoto Protocol) as a non-Annex B country. Accordingly, Mexico is not subject to emissions caps under the Kyoto Protocol, but Mexican companies, such as PEMEX, are allowed to develop Clean Development Mechanism (CDM) projects. These CDM projects generate carbon dioxide emissions-reductions certificates or credits that can be traded in international markets.

In 2009, we signed three emission reduction purchase agreements for the marketing of carbon dioxide emission-reduction certificates. Two of these agreements are with Carbon Solutions de México and the other is with Statoil. Under these agreements, we will sell emission reduction certificates to be generated by the following three projects that could potentially reduce greenhouse gas emissions: increasing thermal efficiency and recovery of combustion gases at the Dos Bocas Marine Terminal; installing dry seals in gas compressors; and undertaking a cogeneration project at the Ciudad Pemex GPC. These projects would potentially reduce greenhouse gas emissions by more than 373 thousand tons annually. Each of these three projects is in the design phase.

Social Responsibility

Petróleos Mexicanos has implemented various initiatives in the area of corporate social responsibility, primarily with respect to the protection and preservation of the environment, community relations, ethical work practices, respect for labor rights and the general promotion of quality of life for employees. In particular, we note the following specific actions taken by Petróleos Mexicanos in 2009:

•	We contributed Ps. 1.5 billion to a variety of charities and development projects in the communities in which we carry out our activities, including the following projects:

•	construction of the Special Education and Rehabilitation Center in Jalapa, Veracruz;

•	participation in productive agricultural and environmental sustainability projects in different locations in the municipal areas in the state of Tabasco;

•	construction of residual water treatment plants in the municipality of Álamo Temapache in the state of Veracruz;

•	reconditioning of the “Laguna del Carpintero” metropolitan park in the municipality of Tampico in the state of Tamaulipas;

•	support for productive projects in the riverside fishing sector in the municipality of Carmen in the state of Campeche;

•	extension of the support provided to the conservation program of the Sierra Lacandona, Chiapas and “Casa del Agua” areas in the Pantanos de Centla swamps in the state of Tabasco;

•	support for school reconstruction and rehabilitation programs in several municipalities of the state of Veracruz;

•

support for the construction of the Los Encinos and Arboledas highways in the municipality of Altamira in the state of Tamaulipas, as well as the repair of streets damaged by extreme rains and unexpected floods in the area; and

•	construction of Reforma’s regional hospital, which will offer health care and specialty services in the municipality of Reforma, in the northern region of the state of Chiapas.

•

We continued remediation work at the former refinery in Azcapotzalco to transform it into a recreational park. The second phase of this project began during the last quarter of 2008, and continued throughout 2009 with the remediation of 33 hectares in the areas located to the north of the former refinery in Azcapotzalco. This second phase of the remediation program included the activities of vapor extraction, bio-venting and bio-remediation, as well as air stripping, to remove volatile organic compounds in the groundwater. During October, November and December of 2009, the SEMARNAT confirmed remediation of 13.75 hectares to be complete, and allowed us to begin construction projects for the park on 10.97 hectares located in zone 5 of the former refinery site and 2.78 hectares located in zone 6 of the former refinery site. During December 2009, we requested from the SEMARNAT its confirmation of the conclusion of remediation of an additional area covering 16.40 hectares, and informed it of the continuing remediation of 2.85 hectares, due to concentrations of benzene being registered at levels above those permitted by the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for Protection against Sanitary Risks) and the SEMARNAT.

In addition to the above, we have continued to implement other reforestation and environmental restoration activities, and to conduct environmental education and research in protected nature conservation areas.

Environmental Projects and Expenditures

In 2009, we spent approximately Ps. 5,643 million on environmental projects and related expenditures, as compared to Ps. 4,255 million in 2008. For 2010, we have budgeted Ps. 11,214 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to hydrocarbon spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content.

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

NAFTA did not affect the exclusive rights of Mexico, through Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, to explore and exploit crude oil and natural gas in Mexico, to refine or process crude oil and natural gas or to produce basic petrochemicals in Mexico. Since 2003, non-basic petrochemical products enjoy a zero tariff under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products from Mexico to the United States and Canada are free or exempt from tariffs. Similarly, since 2003, imports of petroleum products from the United States and Canada to Mexico are free or exempt from tariffs. In addition, in 2004 NAFTA phased in lower tariffs on certain materials and equipment that we import into Mexico. The zero tariff on imports of non-basic petrochemicals from the United States and Canada to Mexico could, over time, increase competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on the products, materials and equipment that we import from and export to the United States and Canada will decrease our expenses and increase our income.

TAXES AND DUTIES

General

Taxes and duties applicable to PEMEX are a significant source of revenues to the Mexican Government. We contributed approximately 33.8% of the Mexican Government’s revenues in 2008 and 26.8% in 2009. In 2009, PEMEX paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” Until 2006, the rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year and were set after taking into consideration our operating budget, our capital expenditure program and our financing needs. A new fiscal regime for Petróleos Mexicanos and the subsidiary entities, described below, became effective in 2006.

Fiscal Regime for PEMEX

The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The new fiscal regime went into effect on January 1, 2006, but was modified in 2007, with effect from January 1, 2008, in 2008, with effect from January 1, 2009, and again in 2009, with effect from January 1, 2010. Under the current fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year.

Effective January 1, 2009, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)

This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applies to all crude oil and natural gas extracted from fields other than those located in Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico. The applicable rate for this duty was 73.5% in 2009, and will be 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas.

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

Derecho Especial sobre Hidrocarburos para Campos en Aguas Profundas (Special Hydrocarbons Duty for Deep Water Fields)

A floating annual rate is applied to the value of the crude oil and natural gas extracted from fields located in the deep waters in the Gulf of Mexico, minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions). The rate fluctuates between 60% and 71.5%, depending on the weighted average Mexican crude oil export price.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)

Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)

A rate of 0.30% of the value of extracted crude oil and natural gas production applied in 2009. This rate increased to 0.40% in 2010, and will increase further to 0.50% in 2011 and 0.65% in 2012 and thereafter.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, times (ii) the annual export volume. The budgeted crude oil price for 2009 was U.S. $70.00 per barrel and for 2010 is U.S. $59.00 per barrel.

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

On November 27, 2009, an amendment to the Federal Duties Law was published in the Official Gazette of the Federation in which the Special Hydrocarbons Duty for Paleocanal de Chicontepec Fields and the Special Hydrocarbons Duty for Deep Water Fields were replaced by a new “Special Hydrocarbons Duty,” the Extraction

of Hydrocarbons Duty was modified, and a new “Additional Duty on Hydrocarbons” was created. Effective January 1, 2010, the fiscal regime for Pemex-Exploration and Production’s production from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico consisted of the following duties:

Derecho Especial sobre Hidrocarburos (Special Hydrocarbons Duty)

A rate ranging from 30% to 36% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico minus certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions).

Derecho sobre la Extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)	A rate of 15% is applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

Derecho Adicional sobre Hidrocarburos (Additional Duty on Hydrocarbons)
A rate of 52% is applied to the value resulting from the multiplication of (i) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil is extracted, and U.S. $60.00, times (ii) the extracted volume for the relevant year. This duty is applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico, and only if the Mexican crude oil export price per barrel of the extracted crude oil is greater than U.S. $60.00.

As set forth below, some of the above duties paid by Pemex-Exploration and Production did not have an impact on our cash outflow, because they were either credited against other taxes and duties, or deducted from the tax base of other duties:

•	the Extraordinary Duty on Crude Oil Exports is credited against the Hydrocarbons Duty for the Stabilization Fund;

•

the Extraordinary Duty on Crude Oil Exports, the Duty for Scientific and Technological Research on Energy and the Duty for Oil Monitoring are deducted from the tax base of the Ordinary Hydrocarbons Duty and a portion of these duties is deducted from the tax base of the Special Hydrocarbons Duties, as applicable;

•

the amount paid in respect of the Hydrocarbons Duty for the Stabilization Fund, after credit from the Extraordinary Duty on Crude Oil Exports, is deducted from the tax base of the Ordinary Hydrocarbons Duty: and

•

since 2010, a portion of the Duty for Scientific and Technological Research on Energy, the Duty for Oil Monitoring and the Extraction of Hydrocarbons Duty is deducted from the tax base of the Special Hydrocarbons Duty.

As described above, varying crude oil price levels directly affect the level of certain taxes paid.

The fiscal regime for Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consists of the following taxes and duties:

Impuesto a los Rendimientos Petroleros (Hydrocarbons Income Tax)	A tax rate of 30% is applied to net income, as determined in accordance with the Federal Revenue Law for the applicable fiscal year.

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

Since 2005, as a result of the new rules to calculate this tax rate, some rates have been negative. The Federal Revenue Law for each of the Fiscal Years of 2006 to 2009 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability, and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2010 may also be credited in accordance with the same rules.

In 2009, we paid total taxes and duties in the amount of Ps. 546.6 billion (50.2% of sales revenues), as compared to the Ps. 771.7 billion (58.1% of sales revenues) of taxes and duties that we paid in 2008, mainly due to a reduction in Mexican crude oil export prices in 2009.

No assurance can be given that our tax regime will not be changed in the future.

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

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies pay the higher of the two tax rates described below: The first is a corporate income tax at a rate of 30% applied to revenues, less certain deductions. The second is the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), which replaced the asset tax at the beginning of 2008 and imposed a minimum tax equal to 17.0% of a corporation’s sales revenues (less certain deductions and certain investment expenditures) in 2009; the rate of this tax has increased to 17.5% in 2010 and thereafter.

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 3,402 million in 2007, Ps. 2,625 million in 2008 and Ps. 1,778 million in 2009.

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

The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) was the dominant political party in Mexico for several decades. From 1929 to 1994, the PRI won all presidential elections, and from 1929 until July 1997, the PRI held a majority of the seats in both chambers of the Mexican Congress. Until 1989, the PRI also won all of the state gubernatorial elections. However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition of the PAN, the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party of Mexico), won the presidential election.

Local elections for state governorships were held on July 5, 2009 in Campeche, Colima, Nuevo León, Querétaro, San Luis Potosí and Sonora. The PAN currently holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds four state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Well-being of Everyone), an alliance formed by the PRD, the Labor Party and the Convergence for Democracy Party, holds one state governorship. The PRI holds the remaining 19 of the 31 state governorships. Local elections for state governorships will be held again in Mexico on July 4, 2010.

Legislative authority is vested in the Mexican Congress, which is composed of the Senate and the Chamber of Deputies. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a system of proportional representation that allocates those seats to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Political Constitution of the United Mexican States provides that the President may veto bills and that the Mexican Congress may override such vetoes with a two-thirds majority vote of each chamber.

In the congressional election held on July 5, 2009, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on July 2, 2006. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	50	39.1%	143	28.6%
Institutional Revolutionary Party	33	25.8	237	47.4
Democratic Revolution Party	26	20.3	69	13.8
Ecological Green Party of Mexico	6	4.7	21	4.2
Convergence for Democracy Party	6	4.7	8	1.6
Labor Party	5	3.9	13	2.6
New Alliance	0	0.0	9	1.8
Unaffiliated	2	1.6	0	0.0

Total	128	100.0%	500	100.0%

Note:	Numbers may not total due to rounding.
Source:	Senate and Chamber of Deputies.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s GDP grew by 1.5% in real terms during 2008, as compared to 2007. As a result of the adverse international economic environment and the deepening of the global financial crisis in the fourth quarter of 2008, economic activity in Mexico lost momentum during the year. During the first three quarters of 2008, economic growth slowed in response to the gradual deterioration of external demand, with real GDP growing by 2.4% through the end of the third quarter of 2008 as compared to the same period of 2007, and during the last quarter of the year, Mexico registered negative real GDP growth of 1.6% in annual terms. During 2008, the finance and insurance sector increased by 18.6%; the information sector increased by 8.0%; the real estate, rental and leasing sector increased by 3.2%; the professional, scientific and technical services sector increased by 3.1%; the wholesale and retail trade sector increased by 2.2%; the administrative support, waste management and remediation services sector increased by 1.6%; the education services sector increased by 1.6%; the arts, entertainment and recreation sector increased by 1.5%; the agriculture, forestry, fishing and hunting sector increased by 1.2%; the public administration sector increased by 1.2%; the accommodation and food services sector increased by 0.9%; the construction sector increased by 0.6%; the transportation and warehousing sector increased by 0.1% and the other services (except public administration) sector increased by 0.6%, each in real terms as compared to 2007. In contrast, the management of companies and enterprises sector decreased by 3.1%; the utilities sector decreased by 2.3%; the mining sector decreased by 1.4%; the health care and social assistance sector decreased by 1.1%; and the manufacturing sector decreased by 0.6%, each in real terms as compared to 2007.

According to preliminary figures, Mexico’s GDP decreased by 6.5% in real terms during 2009, as compared to 2008. Global economic activity began to recover beginning in the second half of 2009, after a deep contraction observed in the previous six months. The recovery was driven by fiscal and monetary stimulus programs implemented in many advanced economies and in some emerging market countries, as well as the several measures taken to stabilize the operation of the international financial system. During 2009, the public administration sector increased by 3.7%; the agriculture, forestry, fishing and hunting sector increased by 1.8%; the information sector increased by 1.6%; the utilities sector increased by 1.2% and the mining sector increased by 1.0%, each in real terms as compared to 2008. In contrast, the wholesale and retail trade sector decreased by 14.5%; the manufacturing sector decreased by 10.2%; the accommodation and food services sector decreased by 9.6%; the transportation and warehousing sector decreased by 8.1%; the construction sector decreased by 7.5%; the professional, scientific and technical services sector decreased by 5.7%; the administrative support, waste management and remediation services sector decreased by 5.4%; the real estate, rental and leasing sector decreased by 5.3%; the education services sector decreased by 4.5%; the finance and insurance sector decreased by 3.8%; the management of companies and enterprises sector decreased by 3.7%; the arts, entertainment and recreation sector decreased by 2.3%; the health care and social assistance sector decreased by 0.1%; and the other services (except public administration) sector decreased by 2.7%, each in real terms as compared to 2008.

According to preliminary figures, Mexico’s GDP grew by 4.3% during the first three months of 2010, as compared to the first three months of 2009. The wholesale and retail trade sector increased by 13.4%; the manufacturing sector increased by 9.9%; the transportation and warehousing sector increased by 5.8%; the information sector increased by 4.6%; the mining sector increased by 3.9%; the real estate, rental and leasing sector increased by 2.4%; the utilities sector increased by 1.7%; the health care and social assistance sector increased by 1.0%; the finance and insurance sector increased by 0.5%; and the public administration sector increased by 0.3%, each in real terms as compared to the first three months of 2009. In contrast, the professional, scientific and technical services sector decreased by 5.2%; the construction sector decreased by 3.8%; the management of companies and enterprises sector decreased by 3.0%; the accommodation and food services sector decreased by 1.8%; the arts, entertainment and recreation sector decreased by 1.6%; the agriculture, forestry, fishing and hunting sector decreased by 1.5%; the administrative support, waste management and remediation services sector decreased by 0.7%; the education services sector decreased by 0.4%; and the other services (except public administration) sector decreased by 0.7%, each in real terms as compared to the first three months of 2009.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First Three Months of 2010(1)(2)
GDP (constant 2003 prices)	3.2%	4.9%	3.3%	1.5%	(6.5)%	4.3%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.4	1.2	1.8	(1.5)
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(1.4)	1.0	3.9
Utilities	2.0	12.2	3.7	(2.3)	1.2	1.7
Construction	3.9	7.8	4.4	0.6	(7.5)	(3.8)
Manufacturing	3.6	5.9	1.7	(0.6)	(10.2)	9.9
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.2	(14.5)	13.4
Transportation and warehousing	3.6	5.8	3.7	0.1	(8.1)	5.8
Information	8.6	10.7	11.6	8.0	1.6	4.6
Finance and insurance	22.9	9.7	17.3	18.6	(3.8)	0.5
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(5.3)	2.4
Professional, scientific and technical services	3.6	3.0	3.1	3.1	(5.7)	(5.2)
Management of companies and enterprises	4.8	20.1	(3.1)	(3.1)	(3.7)	(3.0)
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(5.4)	(0.7)
Education services	2.1	0.1	1.8	1.6	(4.5)	(0.4)
Health care and social assistance	1.8	7.8	2.5	(1.1)	(0.1)	1.0
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(2.3)	(1.6)
Accommodation and food services	0.8	1.6	2.6	0.9	(9.6)	(1.8)
Other services (except public administration)	2.2	3.3	3.9	0.6	(2.7)	(0.7)
Public administration	2.1	0.1	2.1	1.2	3.7	0.3

Note:	Numbers may not total due to rounding.
(1)	Preliminary. Figures for the first three months of 2010 are annualized.
(2)	First three months of 2010 as compared to the same period of 2009.
Source:	National Institute of Statistics, Geography and Informatics.

Prices and Wages

Inflation (as measured by the change in the NCPI) for 2008 was 6.5%, 3.5 percentage points higher than official inflation target for the year and 2.8 percentage points higher than inflation in 2007. The performance of inflation in 2008 was attributable primarily to increases in the prices of energy and food as well as the depreciation of the Mexican peso.

Inflation for 2009 was 3.6%, 3.0 percentage points lower than inflation in 2008, mainly due to the fall in demand resulting from the economic recession and lower food prices.

Inflation for the five months ended May 31, 2010 was 1.4%, 0.3 percentage points higher than during the same period of 2009.

Interest Rates

During 2008, interest rates on 28-day Cetes (Treasury bills) averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared to average rates on 28-day Cetes of 7.2% and on 91-day Cetes of 7.4% during 2007.

During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008.

During the first five months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 6.6% and on 91-day Cetes of 6.7% during the same period of 2009. On June 17, 2010, the 28-day Cetes rate was 4.6% and the 91-day Cetes rate was 4.7%.

Financial System

2009 Monetary Program

Mexico’s monetary program for 2009 had as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2009. Mexico’s monetary program for 2009 was made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

During 2009, the M1 money supply increased by 5.1% in real terms, as compared with 2008. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at December 31, 2009 was 4.9% greater in real terms than at December 31, 2008, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2009 was 1.4% greater in real terms than the amount of checking account deposits at December 31, 2008.

At December 31, 2009, financial savings were 2.6% greater in real terms than financial savings at December 31, 2008. Savings generated by Mexican residents were 2.1% greater in real terms and savings generated by non-residents were 10.7% greater in real terms than their respective levels at December 31, 2008.

At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008.

2010 Monetary Program

Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

On December 9, 2009, President Felipe Calderón appointed Ernesto Cordero as Secretary of Finance and Public Credit. On December 28, 2009, President Calderón appointed Agustín Carstens, previously Secretary of Finance and Public Credit, as Governor of Banco de México for a six-year term that commenced January 1, 2010.

The M1 money supply at April 30, 2010 was 3.5% greater in real terms, as compared with M1 at April 30, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at April 30, 2010 was 3.7% greater in real terms than at April 30, 2009, while the aggregate amount of checking account deposits denominated in pesos at April 30, 2010 was 2.9% greater in real terms than the amount of checking account deposits denominated in pesos at April 30, 2009.

At April 30, 2010, financial savings were 3.1% greater in real terms than financial savings at April 30, 2009. Savings generated by Mexican residents were 0.3% greater in real terms and savings generated by non-residents were 51.3% greater in real terms at April 30, 2010 than their respective levels at April 30, 2009.

At June 15, 2010, the monetary base totaled Ps. 579.1 billion, an 8.4% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “short,” as its primary monetary policy instrument. Banco de México reduced the minimum overnight funding rate to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. Since July 17, 2009, the minimum overnight funding rate has remained at 4.5%.

Banking Supervision and Support

At December 31, 2009, the total amount of past-due loans of commercial banks was Ps. 60.6 billion, as compared to Ps. 60.7 billion at December 31, 2008. At December 31, 2009, the total loan portfolio of the banking system was 0.4% higher in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 3.2% at December 31, 2009, as compared to 3.3% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 105.3 billion at December 31, 2009, as compared to

Ps. 97.9 billion at December 31, 2008. At this level, commercial banks had reserves covering 173.9% of their past-due loans at December 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

At March 31, 2010, the total amount of past-due loans of commercial banks was Ps. 54.5 billion, as compared to Ps. 60.6 billion at December 31, 2009. At March 31, 2010, the total loan portfolio of the banking system was 2.5% lower in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.9% at March 31, 2010, as compared to 3.2% at December 31, 2009. The amount of loan loss reserves held by commercial banks totaled Ps. 100.5 billion at March 31, 2010, as compared to Ps. 105.3 billion at December 31, 2009. At this level, commercial banks had reserves covering 184.5% of their past-due loans at March 31, 2010, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

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

At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At June 15, 2010, the Mexican Stock Market Index stood at 32,685.4 points, representing a 1.8% increase from the level at December 31, 2009.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the year ended December 31, 2009, Mexico registered a trade deficit of U.S. $4.7 billion, as compared with a trade deficit of U.S. $17.3 billion for 2008. Merchandise exports decreased by 21.2%, to U.S. $229.7 billion during 2009, as compared to U.S. $291.3 billion in 2008. During 2009, petroleum exports decreased by 39.0%, and non-petroleum exports decreased by 17.4%, each as compared with 2008. Exports of manufactured goods, which represented 82.5% of total merchandise exports, decreased by 17.9% during 2009, as compared with exports of manufactured goods during 2008.

According to preliminary figures, during the year ended December 31, 2009, total imports decreased by 24.0% to U.S. $234.4 billion, as compared to U.S. $308.6 billion for 2008. During 2009, imports of intermediate goods decreased by 22.9%, imports of capital goods decreased by 21.6% and imports of consumer goods decreased by 31.5%, each as compared to 2008.

During the first four months of 2010, according to preliminary figures, Mexico registered a trade surplus of U.S. $343 million, as compared to a deficit of U.S. $1.7 billion for the same period of 2009. Merchandise exports increased by 35.5% during the first four months of 2010, to U.S. $91.3 billion, as compared to U.S. $67.4 billion for the same period of 2009. During the first four months of 2010, petroleum exports increased by 70.9%, while non-petroleum exports increased by 31.0%, each as compared to the same period of 2009. Exports of manufactured goods, which represented 81.5% of total merchandise exports, increased by 31.8% during the first four months of 2010, as compared with exports of manufactured goods during the same period of 2009.

During the first four months of 2010, according to preliminary figures, total imports increased by 31.6%, to U.S. $91.0 billion, as compared to U.S. $69.2 billion for the same period of 2009. During the first four months of 2010, imports of intermediate goods increased by 38.4%, imports of capital goods decreased by 6.5% and imports of consumer goods increased by 34.2%, each as compared to the first four months of 2009.

Balance of International Payments

According to preliminary figures, during 2009, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $5.6 billion, as compared to a deficit of U.S. $16.2 billion in 2008. The capital account registered a surplus during 2009 of U.S. $15.6 billion, as compared with a surplus of U.S. $25.1 billion during 2008. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $27.8 billion during 2009 as compared with U.S. $28.5 billion during 2008, and was composed of foreign direct investment totaling U.S. $12.5 billion and net foreign portfolio investment inflows totaling U.S. $15.3 billion.

According to preliminary figures, during the first quarter of 2010, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $765.2 million, as compared to a deficit of U.S. $1.3 billion in the same period of 2009. The capital account registered a surplus of U.S. $7.6 billion during the first three months of 2010, as compared with a deficit of U.S. $2.7 billion during the same period of 2009. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $14.1 billion during the first three months of 2010 as compared with U.S. $2.8 billion during the same period of 2009, and was composed of foreign direct investment totaling U.S. $4.3 billion and net foreign portfolio investment inflows totaling U.S. $9.8 billion.

At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.

At June 11, 2010, Mexico’s international reserves totaled U.S. $98.1 billion, an increase of U.S. $7.3 billion from the level at December 31, 2009. The net international assets of Banco de México totaled U.S. $105.4 billion at June 11, 2010, an increase of U.S. $5.5 billion from the level at December 31, 2009.

On March 10, 2010, Mexico’s Comisión de Cambios (Exchange Commission) requested that the International Monetary Fund (IMF) renew the approximately U.S. $48 billion contingent credit line granted by the IMF to Mexico on April 17, 2009. The renewal of the IMF contingent credit line was requested due to continued uncertainties related to global economic conditions and credit availability. On March 25, 2010, the IMF approved a one-year renewal of the contingent credit line. To date, no amounts have been disbursed under the contingent credit line.

On October 8, 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, the depreciation-contingent auctions remained unchanged. On April 8, 2010, Banco de México announced that it was suspending the depreciation-contigent auctions as from April 12, 2010. From October 9, 2008 through September 30, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. From October 9, 2008 through April 9, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.

On February 22, 2010, the Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing in February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options are able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 25, 2010 through June 15, 2010, Banco de México auctioned an aggregate of U.S.$2.4 billion in options through this mechanism and through June 15, 2010, Banco de México had purchased an aggregate of U.S. $1.6 billion pursuant to the exercise of these options by their holders.

Direct Foreign Investment in Mexico

According to preliminary figures, during the year ended December 31, 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $12.5 billion as compared with U.S. $23.7 billion during 2008. Of the 2009 total amount, 38.9% was directed to manufacturing, 20.7% to financial services, 10.1% to commerce, 0.5% to transportation and communications, 4.8% to mining, 3.9% to construction, 0.1% to farming and 21.1% to other services. By country of origin, during 2009, 48.7% came from the United States (not including Puerto Rico), 18.4% from Spain, 12.5% from the Netherlands, 9.8% from Canada, 2.3% from the United Kingdom, 1.3% from Singapore, 1.3% from Japan, 1.1% from Luxembourg and 4.6% from other countries.

According to preliminary figures, during the first quarter of 2010, direct foreign investment in Mexico notified to the National Foreign Investment Registry totaled approximately U.S. $4.3 billion.

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

The peso/dollar exchange rate closed at Ps. 13.0659 = U.S. $1.00 on December 31, 2009, a 5.9% appreciation in dollar terms from the rate at the end of 2008. During 2009, the monthly average peso/dollar exchange rate was Ps. 13.5076 = U.S. $1.00. The peso/dollar exchange rate announced by Banco de México on June 16, 2010 (to take effect on the second business day thereafter) was Ps. 12.5878 = U.S. $1.00.

Public Finance

Fiscal Policy

The rationalization of public expenditure and the augmentation of revenue have been important components of the Mexican Government’s economic stabilization strategy, which has two fundamental objectives: (1) a reduction in poverty and (2) an increase in the rate of economic growth and employment.

The Mexican Government’s principal fiscal policy objectives in order to promote economic growth and employment opportunity are to:

•	reduce the costs and risks associated with investment in Mexico;

•	improve the ability of Mexican businesses to compete in global markets; and

•	reduce the costs of goods and services to the consumer.

To achieve these objectives, the Mexican Government plans to:

•	strengthen the rule of law and improve public security;

•	simplify the administration of the tax system and facilitate the consistent application of tax law;

•

improve the efficiency of the public sector through increased coordination among government entities and increased transparency of public spending, in order to permit increased spending on social development and infrastructure;

•	further develop the Mexican equity and debt markets;

•	improve the pension system for public sector workers;

•	consolidate macroeconomic stability through fiscal discipline and the effective use of petroleum resources as well as the utilization of transparent and efficient budgetary procedures;

•	improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate; and

•	continue trade liberalization policies.

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

2009 Budget and Fiscal Results

During 2009, the Mexican Government’s public finance policy was aimed at creating conditions contributing to economic recovery, by increasing infrantructure investment and strengthening public security, while at the same time addressing the basic needs of the population, in accordance with the availability of resources and consistent with the budget approved by Congress. Due to the decrease in oil and non-oil revenues in 2009 resulting from the global financial and economic crisis, the Mexican Government implemented Ps. 90.7 billion in expenditure reductions.

According to preliminary figures, during 2009, the public sector overall balance registered a deficit of Ps. 274.5 billion, equivalent to approximately 2.3% of GDP. The public sector deficit exceeded the deficit approved in the 2009 budget by Ps. 47.0 billion, due to (i) an increase of Ps. 23.6 billion in physical investments by PEMEX, as a result of the depreciation of the exchange rate and (ii) an additional public deficit, excluding physical investments by PEMEX, of Ps. 23.4 billion, corresponding to 0.2% of GDP. Excluding physical investment by PEMEX, the public sector registered a deficit of Ps. 23.4 billion in 2009, as compared with a surplus of Ps. 62.1 billion in 2008.

According to preliminary figures, during 2009, the public sector primary balance, defined as total public sector revenues less expenditures other than interest payments on public debt registered a deficit of Ps. 10.6 billion, as compared to a surplus of Ps. 216.5 billion recorded in 2008. This was mainly due to the elimination of the PIDIREGAS program, so that investment expenditures by budgetary entities are now recognized when incurred.

According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008. Oil revenues decreased by 21.4% in real terms and non-oil tax revenues decreased by 11.5% in real terms. Non-tax revenues, excluding those from PEMEX, increased from approximately 5.2% of total public sector budgetary revenues during 2008 to approximately 13.6% at the end of 2009. Non-tax revenues, excluding those from PEMEX, increased by 142.3% in real terms, due to revenues from the Mexican Government’s oil price hedge, the use of resources from the Oil Revenues Stabilization Fund and the Fund to Support Pension Restructuring and an increase in profits from the operations of Banco de México. Oil prices decreased by 31.9% in 2009, from an average price of U.S. $84.35 per barrel in 2008 to U.S. $57.44 per barrel in 2009, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 12.7% in 2008 to approximately 13.5% in 2009.

According to preliminary figures, during 2009, public sector budgetary expenditures increased by 2.2% in real terms as compared to public sector budgetary expenditures during 2008. In 2009, public sector financing costs increased by 10.0% in real terms as compared to 2008.

At December 31, 2009, the balance of the Oil Revenues Stabilization Fund totaled Ps. 25.2 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the balance of the Fund for the Stabilization of Investment in the Infrastructure of Petróleos Mexicanos totaled Ps. 30.6 billion and the balance of the Fund to Support Pension Restructuring totaled Ps. 58.2 billion.

2010 Budget and Fiscal Package

On September 8, 2009, the Federal Executive Office submitted to the Mexican Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.

On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Official Gazette of the Federation and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the 2010 Budget) was published in the Official Gazette of the Federation and became effective on January 1, 2010.

The 2010 Budget contemplates an overall public sector budget deficit (excluding PEMEX’s physical investment) of Ps. 90 billion (0.7% of GDP). The total public sector deficit approved (including PEMEX’s physical investment) is equivalent to 2.8% of GDP.

The 2010 Revenue Law approved by the Mexican Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by the Mexican Congress are expected to result in an estimated increase in non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.

The 2010 Budget will permit the Mexican Government to increase education expenditures by 2.5%, social security expenditures by 18.4%, social assistance expenditures by 17.0%, transportation and communications expenditures by 3.7% and sustainable development expenditures by 14.9%, each as compared with the 2009 budget.

The preliminary results for 2008 and 2009, as well as the budget assumptions and targets for the 2009 and 2010 budgets, are presented below.

2008 and 2009 Results;

2009 and 2010 Budget Assumptions and Targets

	2008 Results	2009 Results(1)	2009 Budget(2)		2010 Budget(5)
Real GDP growth (%)	1.5%	(6.5)%	1.8%		3.9%	(6)
Increase in the NCPI (%)	6.5%	3.6%	3.8%		3.3%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.35	$57.44	$70.00	(3)	$59.00	(3)
Current account deficit as % of GDP	1.5%	0.6%	n.a.		n.a.
Average exchange rate (Ps./U.S. $1.00)	11.2	13.5	11.7		13.8
Average rate on 28-day Cetes (%)	7.7%	5.4%	8.0%		4.5%
Public sector balance as % of GDP(4)	(0.1)%	(2.3)%	(1.8)%		(0.7)%
Primary balance as % of GDP(4)	1.8%	(0.1)%	0.5%		(0.5)%

Note:	n.a. = not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	2009 budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.
(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was U.S. $70.00 in the fiscal year 2009 and U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.
(4)	Excluding physical investments by PEMEX.

(5)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.
(6)	On February 17, 2010, the SHCP announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 3.0% to 3.9%.
Source:	SHCP.

According to preliminary figures, during the first quarter of 2010, the public sector overall balance registered a surplus of Ps. 11.3 billion, as compared with a deficit of Ps. 38.3 billion in the same period of 2009. Excluding physical investment by PEMEX, the public sector balance registered a surplus of Ps. 71.1 billion, Ps. 60.4 billion greater than the Ps. 10.7 billion surplus registered for the same period of 2009. The primary balance registered a surplus of Ps. 45.4 billion for the first quarter of 2010, as compared with the deficit of Ps. 234.7 million registered for the same period of 2009.

Public Debt

Internal Public Debt

Internal debt of the Mexican Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2009, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

Over the last decade, the Mexican Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Mexican Government has in recent years introduced new instruments of longer maturities. In the last quarter of 1999, the Mexican Government offered for the first time 10-year securities denominated in Unidades de Inversión (UDIs) as well as 30-year UDI-indexed bonds, and subsequently began offering three-year, five-year, seven-year, ten-year, 20-year and 30-year fixed-rate peso-denominated bonds. Since the first quarter of 2008, twenty-year UDI-denominated bonds are no longer offered.

With the issuance of these securities, the Mexican Government has established a long-dated benchmark yield curve. The issuance of these instruments has also encouraged:

•	increased use of long-term fixed rate contracts;

•	the issuance of long-term peso-denominated securities by Mexican companies;

•	the development of long-term financial hedging products; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.

According to preliminary figures, at December 31, 2009, the net internal debt of the Mexican Government totaled Ps. 2,471.3 billion, as compared to Ps. 2,332.7 billion of net internal debt at December 31, 2008. At December 31, 2009, the gross internal debt of the Mexican Government totaled Ps. 2,702.8 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. This total gross internal debt at December 31, 2009 was comprised of Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt, as compared to Ps. 281.3 billion of short-term debt and Ps. 2,120.1 billion of long-term debt at December 31, 2008.

The average maturity of the Mexican Government’s internal debt decreased by 0.02 years during 2009, from 6.36 years at December 31, 2008 to 6.34 years at December 31, 2009. The Mexican Government’s financing costs on internal debt totaled Ps. 173.3 billion, or 1.5% of GDP, during 2009, an increase of 9.11%, or 0.2% of GDP, as compared to 2008.

According to preliminary figures, at December 31, 2009, the net internal debt of the public sector (including liabilities associated with the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado) totaled Ps. 2,594.1 billion, as compared to Ps. 2,268.5 billion outstanding at December 31, 2008. At December 31, 2009, the gross internal debt of the public sector totaled Ps. 2,887.9 billion, as compared to Ps. 2,498.7 billion outstanding at December 31, 2008. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including, but not limited to, national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.

According to preliminary figures, at March 31, 2010, the net internal debt of the Mexican Government totaled Ps. 2,497.3 billion, as compared to the Ps. 2,471.3 billion outstanding at December 31, 2009. At March 31, 2010, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 2,841.4 billion, as compared to Ps. 2,702.8 billion at December 31, 2009.

At March 31, 2010, the gross internal debt of the public sector including PIDIREGAS recognition totaled Ps. 3,018.6 billion, as compared to Ps. 2,887.9 billion outstanding at December 31, 2009. The Mexican Government financing costs on internal debt totaled Ps. 12.5 billion for the first quarter of 2010, a 17.2% decrease in nominal terms, as compared to the same period of 2009.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31															March 31,
	2005			2006			2007			2008			2009(2)			2010(2)
	(in billions of Ps.)			(in billions of Ps.)			(in billions of Ps.)			(in billions of Ps.)			(in billions of Ps.)			(in billions of Ps.)
Gross Debt
Government Securities	Ps.	1,173.3	94.5%	Ps.	1,569.9	93.9%	Ps.	1,795.8	94.7%	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,517.2	88.6%
Cetes		288.2	23.2		346.0	20.7		340.5	18.0		357.1	14.9		498.8	18.5		505.9	17.8
Floating Rate Bonds		287.6	23.2		359.6	21.5		325.0	17.1		243.6	10.1		243.5	9.0		242.9	8.5
Inflation-Linked Bonds		95.3	7.7		155.3	9.3		235.3	12.4		334.9	13.9		430.6	15.9		476.3	16.8
Fixed Rate Bonds		502.2	40.4		709.0	42.4		895.1	47.2		1,085.6	45.2		1,206.5	44.6		1,292.2	45.5
Other		68.8	5.5		102.9	6.1		100.6	5.3		380.1	15.8		323.4	12.0		324.3	11.4

Total Gross Debt	Ps.	1,242.2	100.0%	Ps.	1,672.8	100.0%	Ps.	1,896.3	100.0%	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,841.4	100.0%

Net Debt
Financial Assets(3)		(58.8)			(125.7)			(107.9)			(68.6)			(231.4)			(344.1)

Total Net Debt	Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	2,332.7		Ps.	2,471.3		Ps.	2,497.3

Gross Internal Debt/GDP			12.8%			15.6%			16.1%			19.8%			22.9%			23.1%
Net Internal Debt/GDP			12.2%			14.4%			15.2%			19.2%			20.9%			20.3%

Notes:	Numbers may not total due to rounding.
N.A.	= Not Available.
(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at March 31, 2010. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.
Source:	SHCP.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included, unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, at December 31, 2009, outstanding public sector gross external debt equaled U.S. $96.4 billion, an increase of approximately U.S. $39.4 billion from U.S. $56.9 billion at December 31, 2008, primarily due to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $94.6 billion represented long-term debt while U.S. $1.8 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $5.2 billion in 2009, a 16.0% decrease in nominal terms, as compared to 2008.

According to preliminary figures, at December 31, 2009, commercial banks held approximately 18.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.9%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2009 represented approximately 30.8% of nominal GDP, an increase of 5.7 percentage points as compared to December 31, 2008.

According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $0.4 billion during the first quarter of 2010, from U.S. $96.4 billion at December 31, 2009, to U.S. $96.8 billion at March 31, 2010. Of this amount, U.S. $94.9 billion represented long-term debt and U.S. $1.9 billion represented short-term debt.

According to preliminary figures, at March 31, 2009, commercial banks held approximately 18.6% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.6%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2010 represented approximately 30.5% of nominal GDP, a decrease of 0.1 percentage points as compared to December 31, 2009.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies, and a breakdown of such debt by currency.

Summary of External Public Debt(1) By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
2005	U.S. $	48,689	U.S. $	6,736	U.S. $	15,464	U.S. $	70,889	U.S. $	786	U.S. $	71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009(4)		47,350		41,048		6,202		94,600		1,754		96,354
March 31, 2010(4)		46,957		41,974		5,968		94,899		1,874		96,773

By Currency(3)

	December 31,										March 31,
	2005		2006		2007		2008(4)		2009(4)		2010(4)
	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)	(in millions of U.S. $)	(%)
U.S. dollars	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	77,919	80.9	80,077	82.8
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	4,498	4.6
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	716	0.7	858	0.9
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	1,981	2.1	1,862	1.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,478	9.8

Total	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	96,354	100.0	96,773	100.0

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2010), (b) external borrowings by the public sector after March 31, 2010 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.
Source:	SHCP.

Rating Agency Considerations

On August 5, 2009, Moody’s Investors Services (which we refer to as Moody’s) affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook. On November 23, 2009, Fitch Ratings downgraded Mexico’s foreign currency Issuer Default Rating (IDR) to BBB from BBB+ and local currency IDR to BBB+ from A-, with a stable outlook. On December 14, 2009, S&P downgraded Mexico’s foreign currency IDR to BBB from BBB+ and local currency IDR to A from A+, with a stable outlook.

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

Our operating expenses include:

•

costs of sales, including the cost of purchases of imported refined petroleum and other products, depreciation and amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits, the variation of inventories, maintenance, and exploration and non-successful drilling expenses;

•	distribution expenses (including a portion of the cost of the reserve for employee benefits); and

•	administrative expenses (including a portion of the cost of the reserve for employee benefits).

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

Overview

Pursuant to the 2008 energy reform, PEMEX has been given the mandate to maximize the value that it creates through the activities of a productive nature with which it has been entrusted. We are fulfilling this mandate in the short term by increasing the profitability of our business lines through:

•	an improved corporate governance structure, which will operate in accordance with the oil and gas industry’s best practices;

•	new contracting mechanisms, which we expect to be able to implement in the near future; and

•	the issuance of Citizen Bonds, which will serve both to further capitalize PEMEX and to increase our accountability.

In the medium term, changes in our operations are necessary to achieve results that show tangible improvements in efficiency and profitability. These changes must include:

•	increased discipline in conducting our operations;

•	incorporation of new technologies to efficiently develop our fields;

•	enhanced project management;

•	improved decision-making processes to shorten lengths of the time between discovery and production;

•	increased administrative efficiency to reduce costs; and

•	enhanced procurement processes.

We have reported significant losses in recent years. In 2008, we reported a net loss of Ps. 112.1 billion, primarily due to foreign exchange losses that we registered as a result of the depreciation of the Mexican peso in relation to the U.S. dollar during the fourth quarter of the year, the variation in inventories due the reduction in export crude oil prices and greater cost associated with the reserve for labor obligations, which increased due to the modification of FRS D-3 “Employee Benefits” (which we refer to as FRS D-3). In 2009, we reported a net loss of Ps. 94.7 billion as compared to a net loss of Ps. 112.1 in 2008, primarily due to reduced purchases of imported products and a benefit from the comprehensive financing result of Ps. 92.2 billion resulting from foreign exchange gains. PEMEX continued to report losses during 2009 mainly as a result of the high taxes and duties that we pay to the Mexican Government. We cannot predict whether we will report income or a loss for the 2010 fiscal year.

In 2008, our equity decreased by Ps. 23.0 billion, from Ps. 49.9 billion as of December 31, 2007, to Ps. 26.9 billion as of December 31, 2008. This decrease was primarily due to our net loss for the year of Ps. 112.1 billion, which was only partially offset by payments totaling Ps. 35.5 billion to PEMEX from the FEIIP and the FIEX, as well as the cancellation of the effect in equity of labor obligations in an amount of Ps. 51.8 billion. In 2009, PEMEX’s equity decreased by Ps. 93.7 billion, from Ps. 26.9 billion as of December 31, 2008 to negative Ps. 66.8 billion as of December 31, 2009. This decrease was primarily due to the net losses recorded in 2009 and previous years. We note that under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico), decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity. See “—Liquidity and Capital Resources” below.

Critical Accounting Policies

Some of our accounting policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on: our historical experience; terms of existing contracts; management’s view of trends in the oil and gas industry, both internationally and within Mexico; economic factors in Mexico; and information from outside sources. We believe that the following critical accounting policies, among others, affect management’s judgments and estimates used in the preparation of our consolidated financial statements, and could potentially impact our financial results and future financial performance.

Successful Efforts Method of Oil and Gas Accounting

We apply the successful efforts method of oil and gas accounting. This accounting principle requires that development costs, including the costs of drilling exploratory wells and exploratory-type stratigraphic test wells, are initially capitalized and, if proved reserves are not discovered, the capitalized costs are later charged to expenses. The capitalized costs of wells and related equipment are amortized over proved developed reserves, as the related oil and gas reserves are extracted. Our reserves estimates are determined in accordance with earth science and petroleum engineering principles and practices pursuant to Rule 4-10(a), and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and oil field technology.

Downward revision of our reserves estimates can result in: (a) higher depreciation and depletion expense per barrel in future periods; (b) an immediate write-down of an asset’s book value in accordance with accounting rules for the impairment of properties; or (c) changes in our accrual of the asset retirement obligation. An impairment of oil and gas producing fixed assets will result if the downward revisions are so significant that the estimated future cash flows from the remaining reserves in the field are insufficient to recover the unamortized capitalized costs. Conversely, if the oil and gas reserves quantities are revised upward, our per barrel depreciation and depletion expense will be lower.

The application of successful efforts accounting can also cause material fluctuations between periods in exploration expense if drilling results are different than expected or if we change our exploration and development plans. The determination that exploratory drilling was unsuccessful in finding economically producible reserves requires the immediate expensing of previously capitalized drilling costs. We make semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and should continue. Exploration wells capitalized beyond 12 months are subject to additional judgment as to whether the facts and circumstances have changed, and therefore whether the conditions described in clauses (a) and (b) below no longer apply. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditures before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is under way or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling.

Environmental Remediation, Asset Retirement Obligations

We also make judgments and estimates in recording liabilities for environmental cleanup and asset retirement obligations. Estimated liabilities for environmental remediation and asset retirement obligations are subject to change as a result of changes in laws, regulations and their interpretation, the review of additional information on the extent and nature of site contamination, the determination of additional works that need to be undertaken, improvements in technology, the nature and timing of expenditure, foreign currency exchange rates to the extent that some of these costs are incurred in U.S. dollars, and changes in discount rates. In addition, with respect to offshore properties, our historical dismantlement and plugging experiences have been very limited, and, therefore, our estimates of the expected cost or salvage value may vary from what will actually be incurred for many of these long-term properties when these activities are ultimately undertaken.

While we believe that our environmental remediation and asset retirement obligation provisions are adequate and that the interpretations of existing law we have applied are appropriate, the amounts estimated for future liabilities, which are based on discounted cash flows, may differ materially from the costs that will actually be incurred to remediate our properties. If we determine that an environmental remediation or asset retirement obligation provision is insufficient, it will be adjusted accordingly in the results of operations of the period in which the determination is made.

Employee Benefit Plans

We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations which include various actuarial assumptions, such as nominal discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and modify them based on current rates and trends when it is deemed appropriate to do so. As required by Mexican FRS and U.S. GAAP, the effect of these modifications is generally recorded or amortized over future periods. We believe that the assumptions used in recording our obligations under our plans, which are presented in Notes 12 and 21 II(e) to our consolidated financial statements included herein, are reasonable based on our experience and on the advice of our independent actuaries.

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

We have calculated the fair value of these derivatives using common market valuation methods and value-influencing market data at the relevant respective balance sheet dates. We believe that the assumptions used in calculating the fair value of these instruments, which are presented in Notes 11 and 21 I(h) to our consolidated financial statements included herein, are appropriate based on our experience, applicable accounting standards and the available inputs.

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

Accounting for Income Taxes

As described under “Item 4—Information on the Company—Taxes and Duties” above and in Note 19 to our consolidated financial statements included herein, a new fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities became effective on January 1, 2006 and amendments to the fiscal regime applicable to Pemex-Exploration and Production became effective on January 1, 2008, January 1, 2009 and January 1, 2010. In addition, PMI and PMI Norteamérica, S.A. de C.V. are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

As a consequence of the tax regime applicable to Petróleos Mexicanos and its subsidiary entities, and in accordance with Mexican FRS, in the preparation of our consolidated financial statements, Petróleos Mexicanos and the subsidiary entities (except Pemex-Exploration and Production) are required to estimate taxable income and the period over which deferred tax assets will be recoverable. This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include a charge against the tax provision in the statement of operations.

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

Contingencies

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome. Liabilities for loss contingencies are recorded when an unfavorable decision is probable and the amount is reasonably estimable. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to our consolidated financial statements. We do not recognize contingent revenues, earnings or assets until their realization is assured.

Inflation Accounting

In accordance with FRS B-10, effective January 1, 2008, we no longer use inflation accounting, unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year periods ended December 31, 2008 and 2009 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2008 and 2009 included herein. As a result, unless otherwise indicated, all amounts included in “Item 5—Operating and Financial Review and Prospects” are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007.

These policies are more fully described in Notes 3 and 21 to our consolidated financial statements included herein.

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is directly related to the sales volume of, and average realized prices for, the crude oil and natural gas that we sell. These average realized prices for crude oil and natural gas fluctuate from one period to another due to world market conditions and other factors.

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

	Year ended December 31,
	2005		2006		2007		2008		2009
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	56.59	U.S. $	66.04	U.S. $	72.20	U.S. $	100.06	U.S. $	61.92
PEMEX crude oil weighted average export price		42.71		53.04		61.64		84.38		57.42

Note:	The numbers in this table are daily average prices for the full year. Spot prices at year end are different. On June 28, 2010, the spot price for West Texas Intermediate crude oil was U.S. $78.18 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $69.44 per barrel.

Sources: PMI operating statistics and Platt’s U.S. Market Scan (McGraw-Hill Company).

Domestic Prices

The formulas used to determine prices for petroleum and petrochemical products sold in the Mexican market are determined by the SHCP and the Energy Regulatory Commission, in accordance with the Federal Public Administration Organic Law, the Ley de Planeación, the Reglamento Interior of the SHCP and the Energy Regulatory Commission Law. The SHCP and the Energy Regulatory Commission receive input from PEMEX and other governmental agencies through committees composed of officials of Petróleos Mexicanos, the subsidiary entities, some of the subsidiary companies, and representatives of various governmental agencies including, among others, the SHCP, the Ministry of Energy, the Secretaría de la Función Pública (Ministry of Public Function, which we refer to as the SFP), and the Ministry of Economy. The SHCP and the Energy Regulatory Commission determine wholesale and first-hand sale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The SHCP adjusts prices for petroleum and petrochemical products sold in the Mexican market, so that they are consistent with the Mexican Government’s macroeconomic targets. See “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2005				2006				2007				2008				2009
	Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.
Petroleum Products
Unleaded regular gasoline(1)	U.S.$	92.45	U.S.$	92.42	U.S.$	96.46	U.S.$	104.10	U.S.$	100.59	U.S.$	110.15	U.S.$	104.44	U.S.$	129.84	U.S.$	91.01	U.S.$	91.49
Premium gasoline(1)		109.31		100.67		114.64		112.62		124.00		119.95		130.87		141.29		112.91		102.91
Diesel(1)		76.55		99.51		79.47		111.18		85.09		118.44		91.03		160.01		92.46		99.78
Jet fuel(2)		71.59		72.04		81.31		80.91		88.93		89.56		125.09		124.31		70.88		69.77
Kerosene(3)		76.55		72.87		79.37		83.67		85.10		91.13		91.03		126.82		92.47		71.43
Natural Gas(4)
Industrial		8.23		8.56		7.50		7.87		7.45		7.68		9.67		9.67		4.43		5.27
Residential		11.45		12.70		12.57		13.73		14.96		13.08		16.47		13.89		15.59		11.97
Selected Petrochemicals
Ammonia(5)		324.26		288.87		305.53		282.17		310.76		301.95		521.23		517.67		261.91		247.29
Polyethylene L.D.(6)		1,542.74		1,721.57		1,504.40		1,509.98		1,593.26		1,344.10		1,791.89		1,512.66		1,225.28		1,055.58
Polyethylene H.D.(7)		1,352.18		1,552.94		1,504.53		1,463.60		1,485.02		1,270.69		1,658.72		1,357.51		1,105.92		953.40
Styrene(8)		1,419.03		1,360.49		1,475.00		1,358.50		1,575.75		1,426.84		1,698.05		1,529.92		1,095.68		1,033.57

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices in Houston, Texas.

Sources for note (1): Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).

(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).

Sources for note (2): Pemex-Refining and Platt’s U.S. Market Scan (McGraw-Hill Company).

(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude taxes.

Sources for note (3): Pemex-Refining and Petroleum Marketing Monthly, published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).

(4)	In U.S. dollars per thousand cubic feet. Including taxes. Industrial natural gas prices for Mexico are estimated national average first-hand sales prices for the industrial sector. Industrial natural gas prices for the United States are national average prices for industrial users. Residential natural gas prices for Mexico are estimated national average prices for end-users. Residential natural gas prices for the United States are national average prices for end-users.

Sources for note (4): Pemex Retail Prices Management, Pemex-Gas and Basic Petrochemicals, Energy Regulatory Commission (CRE) and Natural Gas Navigator, published by the Energy Information Administration (DOE).

(5)	In U.S. dollars per ton. Prices exclude taxes. Mexico wholesale prices at Cosoleacaque Petrochemical Plant. Spot prices for the Caribbean.

Sources for note (5): Pemex-Petrochemicals, Fertecon Weekly Ammonia Fax (Fertecon Limited) and Fertilizer Market Bulletin (FMB Consultants Ltd.)

(6)	In U.S. dollars per ton. PX 20020 P quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices since June 2006 are for exports, and for previous years are U.S. domestic prices.

Sources for note (6): Pemex-Petrochemicals and ICIS-Pricing.

(7)	In U.S. dollars per ton. PADMEX 65050 quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices since June 2006 are for exports, and for previous years are U.S. domestic prices.

Sources for note (7): Pemex-Petrochemicals and ICIS-Pricing.

(8)	In U.S. dollars per ton. Prices exclude taxes. Mexico prices to end consumers. U.S. contract average prices.

Sources for note (8): Pemex-Petrochemicals and CMAI, Aromatics Market Report.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2007	2008	2009
	(in millions of pesos)(1)
Taxes and duties:
Hydrocarbon extraction duties and others	Ps.667,999	Ps.767,522	Ps.542,375
Hydrocarbons income tax	6,030	1,583	2,503
Income tax	3,226	2,597	1,756
Special tax on production and services(2)	—	—	—

Total	Ps.677,256	Ps.771,702	Ps.546,633

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties.”
Numbers may not total due to rounding.
(1)	Figures for 2008 and 2009 are stated in nominal pesos.
(2)	During 2007, 2008 and 2009, no IEPS tax was generated due to negative IEPS tax rates, as explained below.

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

For financial statement purposes, the IEPS tax, when due to the Mexican Government, is presented as part of net domestic sales and then deducted after “Income before hydrocarbon extraction duties.” From the end of 2005 through the end of 2009, the IEPS tax rate was negative, and therefore was not reflected as part of net domestic sales. In 2006, 2007, 2008 and 2009 (but not in 2005), we received a tax credit equal to the amount of negative IEPS taxes, which is reflected in our income statement under “other revenues.”
The SHCP determines retail prices of gasoline and diesel before the beginning of each fiscal year in conjunction with the preparation of the Mexican Government’s budget for that year.

For automotive fuels, the IEPS tax is equal to (a) the retail price at which gasoline and automotive diesel are sold to retailers, less (b) value-added tax, less (c) Pemex-Refining’s wholesale price, less (d) freight to gas stations and less (e) retailer’s margin.

When international prices increase, our wholesale price will increase and, as a result, the IEPS tax that we collect from consumers and transfer to the Mexican Government will decrease, since the retail prices of gasoline and diesel are fixed.

Since the end of 2005, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax, the freight to gas stations and the retailer’s margin, which has generated a “negative” IEPS tax rate. Beginning in 2006, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first toward its value added tax liability and then toward ordinary hydrocarbon duties. These IEPS tax credits are recorded in our income statement under “other revenues.” In 2009, we were permitted to credit Ps. 37.2 billion of negative IEPS tax, of which we credited Ps. 28.1 billion against our IEPS tax and value added tax liabilities. The remaining surplus was credited against the Ordinary Hydrocarbons Duty.

Relation to the Mexican Government

Petróleos Mexicanos and the subsidiary entities were created as decentralized public entities of the Mexican Government, rather than as Mexican corporations. Therefore, we do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. The Mexican Government closely regulates and supervises our operations. However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. Mexican Government secretaries control key executive decisions at PEMEX. The President of Mexico appoints six of the 15 members of the Board of Directors of Petróleos Mexicanos. The President of Mexico also appoints four professional members to the Board of Directors of Petróleos Mexicanos, whose appointments are ratified by the Senate. In addition, the SFP appoints the external auditors of the subsidiary entities.

The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Mexican Congress for approval.

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, along with turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 3.3% in 2005, 4.1% in 2006, 3.8% in 2007, 6.5% in 2008 and 3.6% in 2009.

Mexican inflation has affected our consolidated financial statements in the following ways:

•

Until December 31, 2007, we adjusted the value of certain of our fixed assets, materials and spare parts on our balance sheet to reflect the effects of inflation, using the NCPI in a comprehensive manner. This revaluation increased our assets in periods of high inflation. See Note 3(a) to our consolidated financial statements included herein. When we revalued fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges increased, reducing our income. The higher carrying value further exposed us to subsequent impairment charges. See Note 3(i) to our consolidated financial statements included herein.

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

Effective January 1, 2008, we adopted FRS B-10, which superseded Bulletin B-10 and its five amendments, as well as the related circulars and Interpretación de las Normas de Información Financiera (Interpretation of Financial Reporting Standards, or INIF) No. 2. The principal effects of FRS B-10 on our consolidated financial statements are:

•

Recognition of the effects of inflation on the financial information until December 31, 2007, based on the NCPI, as reported by Banco de México. In 2008 and 2009, the effects of inflation were not recognized in our consolidated financial statements because the accumulated inflation over the three-year periods ended December 31, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

•

If at the end of a future year, the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary,” and we would therefore be required to retroactively recognize the effects of inflation not previously included in our consolidated financial statements while the economic environment was considered non-inflationary.

•	The indexes used for the recognition of inflation in 2007, 2008 and 2009 were as follows.

December 31,	NCPI	Inflation
		For the year	Accumulated
2009	138.5410	3.57%	14.48%
2008	133.7610	6.52%	15.01%
2007	125.5640	3.76%	11.56%

In addition, beginning in 2008, comparisons of financial results of different years are presented in nominal, not constant, terms.

The initial effects derived from the adoption of FRS B-10 included a Ps. 171.7 billion charge in the restatement of equity and a credit to results from prior years in the same amount. However, our income statement, assets, liabilities and the balance sheet were not otherwise affected.

Consolidation

Our financial statements consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 3(b) to our consolidated financial statements included herein.

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

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Sales

Total sales decreased by 18.0% in 2009, from Ps. 1,328.9 billion in 2008 to Ps. 1,089.9 billion in 2009. This decrease resulted primarily from lower crude oil prices and a lower volume of crude oil exports.

Domestic Sales

Domestic sales decreased by 12.3% in 2009, from Ps. 679.8 billion in 2008 to Ps. 596.4 billion in 2009, primarily due to decreases in the prices and volumes of sales of natural gas, petroleum products and petrochemicals sold by PEMEX. Domestic sales of natural gas decreased by 43.9% in 2009, from Ps. 106.8 billion in 2008 to Ps. 59.9 billion in 2009, as a result of a decrease in the price of natural gas, as well as a 16.5% decrease in the volume of sales of natural gas. Domestic sales of petroleum products decreased by 5.0% in 2009, from Ps. 540.7 billion in 2008 to Ps. 513.4 billion in 2009, primarily due to lower prices and a 3.0% decrease in the volume of domestic sales of petroleum products. The decrease in the sales volumes of petroleum products, from 1,827 thousand barrels per day in 2008 to 1,772 thousand barrels per day in 2009, was primarily due to lower demand attributable to the contraction of economic growth in Mexico. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 28.6%, from Ps. 32.2 billion in 2008 to Ps. 23.0 billion in 2009, due to decreases in the prices of most petrochemical products sold by PEMEX, which was only partially offset by a 0.3% increase in the volume of petrochemical product sales.

Export Sales

Export sales decreased by 24.2% in peso terms in 2009, from Ps. 644.4 billion in 2008 to Ps. 488.3 billion in 2009. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties decreased by 24.1% in peso terms, from Ps. 536.0 billion in 2008 to Ps. 406.9 billion in 2009. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) decreased by 38.8% in 2009, from U.S. $49.5 billion in 2008 to U.S. $30.3 billion in 2009. This decrease was the result of a decline in crude oil and product prices and a reduction in the volume of crude oil exports. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 81.4 billion in 2009, 24.9% less in peso terms than the Ps. 108.4 billion of additional revenues generated in 2008, mainly due to a decrease in average price of crude oil. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2009 was U.S. $57.42, 31.9% less than the weighted average price of U.S. $84.38 in 2008.

Export crude oil sales by Pemex-Exploration and Production to PMI accounted for 84.5% of export sales (excluding the trading activities of the PMI Group) in 2009, as compared to 87.2% in 2008. These crude oil sales decreased in peso terms by 26.5% in 2009, from Ps. 467.6 billion in 2008 to Ps. 343.9 billion in 2009, and decreased in dollar terms by 40.9% in 2009, from U.S. $43.3 billion in 2008 to U.S. $25.6 billion in 2009. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2009 was U.S. $57.44, 31.8% less than the weighted average price of U.S. $84.26 in 2008. The volume of crude oil exports decreased by 12.7%, from 1,403 thousand barrels per day in 2008 to 1,225 thousand barrels per day in 2009, mainly as a consequence of the decline in production of the Cantarell fields.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas and natural gas liquids, as a percentage of export sales of petroleum products (excluding the trading activities of the PMI Group), increased from 12.1% of those export sales in 2008 to 15.2% of those export sales in 2009. Export sales of petroleum products, including natural gas and natural gas liquids, decreased by 5.4%, from Ps. 64.8 billion in 2008 to Ps. 61.3 billion in 2009, primarily due to lower prices of petroleum product exports. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, decreased by 22.0%, from U.S. $5.9 billion in 2008 to U.S. $4.6 billion in 2009. Export sales of natural gas decreased by 72.2%, from Ps. 3.6 billion in 2008 to Ps. 1.0 billion in 2009. This decrease was mainly due to a decline in natural gas prices and a decrease in natural gas production.

Petrochemical products accounted for the remainder of export sales in 2008 and 2009. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 52.8% in 2009, from Ps. 3.6 billion in 2008 to Ps. 1.7 billion in 2009, primarily due to a decrease in the volume of petrochemical product exports. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 61.1% in 2009, from U.S. $340.9 million in 2008 to U.S. $132.5 million in 2009.

Services Income

In 2008 and 2009, services income amounted to Ps. 4.8 billion and Ps. 5.3 billion, respectively. This 10.8% increase in 2009 was mainly due to increased fees charged by Pemex-Refining for freight services provided to third parties.

Costs of Sales and General Expenses

Costs of sales decreased by 14.2%, from Ps. 654.0 billion in 2008 to Ps. 561.1 billion in 2009. This decrease was mainly due to a reduction of Ps. 104.4 billion in purchases of imported products to then be sold in Mexico, which was only partially offset by an inventory variation of Ps. 10.2 billion, based on results of inventories valuation.

General expenses, which include transportation, distribution and administrative expenses, decreased by 3.2%, from Ps. 103.8 billion in 2008 to Ps. 100.5 billion in 2009. This reduction was primarily due to a decrease of Ps. 5.0 billion in the net cost for the year of employee benefits, which was partially offset by an increase of Ps. 2.3 billion in operating expenses.

Other Revenues (principally IEPS benefit), Net

Other revenues, net, decreased by 79.6% in 2009, from Ps. 198.0 billion in 2008 to Ps. 40.3 billion in 2009, primarily due to a decrease in revenues resulting from lower negative rates of the IEPS tax in 2009, as compared to 2008. As a result, PEMEX recognized revenues from IEPS tax credits of Ps. 194.6 billion in 2008 and Ps. 37.2 billion in 2009.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. In 2009, our loss associated with comprehensive financing result decreased by 85.8%, from a loss of Ps. 107.5 billion in 2008 to a loss of Ps. 15.3 billion in 2009, as a result of the following.

Exchange Rate Gain/Loss. A substantial portion of PEMEX’s indebtedness, 80.5% at December 31, 2009, is denominated in foreign currencies. The appreciation of the peso therefore resulted in a foreign exchange gain of Ps. 14.7 billion in 2009, as compared to a loss of Ps. 71.1 billion in 2008. The peso/dollar exchange rate appreciated by 3.7% in dollar terms in 2009, from Ps. 13.5383 = U.S. $1.00 on December 31, 2008 to Ps. 13.0587 = U.S. $1.00 on December 31, 2009, as compared to a 24.6% depreciation of the exchange rate in 2008.

Interest, Net. PEMEX’s net interest expense decreased by Ps. 6.5 billion in 2009, primarily as a result of our net unrealized gains on DFIs treated as non-hedges. See Note 11(vii) to our consolidated financial statements included herein.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) decreased by 29.2% in 2009, from Ps. 771.7 billion in 2008 to Ps. 546.6 billion in 2009, largely due to lower average crude oil prices and production volumes. In 2009, duties and taxes represented 50.2% of total sales, whereas in 2008 they represented 58.1% of total sales, because our effective rate of taxes and duties declines as oil prices fall.

Net Loss

In 2009, we had a net loss of Ps. 94.7 billion from Ps. 1,089.9 billion in total sales revenues, as compared to a net loss of Ps. 112.1 billion from Ps. 1,328.9 billion in total sales revenues in 2008. This decrease in net loss in 2009 resulted from the various factors described above.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Sales

Total sales increased by 16.6% in 2008, from Ps. 1,139.3 billion in 2007 to Ps. 1,328.9 billion in 2008. This increase resulted primarily from a 14.8% increase in domestic sales, from Ps. 592.0 billion in 2007 to Ps. 679.8 billion in 2008, due to increased unit prices and greater volumes of sales, mainly of petroleum products. In addition, total sales also increased due to an 18.7% increase in export sales, from Ps. 542.9 billion in 2007 to Ps. 644.4 billion in 2008, due to higher crude oil prices.

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

Export Sales

Export sales increased by 18.7% in peso terms in 2008, from Ps. 542.9 billion in 2007 to Ps. 644.4 billion in 2008. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 13.2% in peso terms, from Ps. 473.7 billion in 2007 to Ps. 536.0. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 16.2% in 2008, from U.S. $42.6 billion in 2007 to U.S. $49.5 billion in 2008. This increase was mainly a result of increased crude oil and product prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 108.4 billion in 2008, 56.6% higher in peso terms than the Ps. 69.2 billion of additional revenues generated in 2007, mainly due to increased export prices of crude oil. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2008 was U.S. $84.38, 36.9% higher than the weighted average price of U.S. $61.64 in 2007.

Export crude oil sales by Pemex-Exploration and Production to PMI accounted for 87.2% of export sales (excluding the trading activities of the PMI Group) in 2008, as compared to 89.0% in 2007. These crude oil sales increased in peso terms by 10.9% in 2008, from Ps. 421.7 billion in 2007 to Ps. 467.6 billion in 2008, and increased in dollar terms by 14.2% in 2008, from U.S. $37.9 billion in 2007 to U.S. $43.3 billion in 2008. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2008 was U.S. $84.26, 36.9% higher than the weighted average price of U.S. $61.57 in 2007. The volume of crude oil exports decreased by 16.8%, from 1,686 thousand barrels per day in 2007 to 1,403 thousand barrels per day in 2008, mainly as a consequence of the decline in production of the Cantarell fields and production shutdowns due to adverse weather conditions in the Gulf of Mexico.

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

Petrochemical products accounted for the remainder of export sales in 2007 and 2008. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 38.5% in 2008, from Ps. 2.6 billion in 2007 to Ps. 3.6 billion in 2008, primarily due to increased petrochemical product volume. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 44.6% in 2008, from U.S. $235.6 million in 2007 to U.S. $340.7 million in 2008.

Services Income

In 2007 and 2008, services income amounted to Ps. 4.3 billion and Ps. 4.8 billion, respectively. This 11.6% increase in 2008 was mainly due to higher fees charged by Pemex-Refining for freight services provided to third parties.

Costs of Sales and General Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 38.9% in 2008, from Ps. 545.6 billion in 2007 to Ps. 757.8 billion in 2008. This increase was mainly due to higher product prices, greater product purchases, principally of petroleum products such as gasoline, diesel and liquefied gas, and an increase in the charges to net periodic cost of employee benefits, due to the effects of new amortization guidelines for the amortization of unrecognized/unamortized items under FRS D-3.

Due to existing price controls imposed by the Mexican Government on gasoline, diesel and LPG products sold in the domestic market, in 2008, we were not able to pass on all of the increases in the prices of our product purchases to our retail customers in Mexico.

Other Revenues (principally IEPS benefit), Net

Other revenues, net, increased by 148.1% in 2008, from Ps. 79.8 billion in 2007 to Ps. 198.0 billion in 2008, primarily due to an increase in revenues resulting from higher negative rates of the IEPS tax in 2008, as compared to 2007. As a result, PEMEX recognized revenues from IEPS tax credits of Ps. 72.1 billion and Ps. 194.6 billion in 2007 and 2008, respectively.

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

Exchange Rate Loss. A substantial portion of PEMEX’s indebtedness, 77.8% at December 31, 2008, is denominated in foreign currencies. The depreciation of the peso therefore resulted in a foreign exchange loss of Ps. 71.1 billion in 2008, as compared to a loss of Ps. 1.4 billion in 2007. The peso/dollar exchange rate depreciated by 19.7% in dollar terms in 2008, from Ps. 10.8662 = U.S. $1.00 on December 31, 2007 to Ps. 13.5383 = U.S. $1.00 on December 31, 2008, as compared to a 0.1% appreciation of the exchange rate in 2007.

Monetary Position Result. In accordance with FRS B-10, because the Mexican economy was not “inflationary” during the three-year period ended December 31, 2007, PEMEX did not recognize the effects of inflation in its 2008 financial results. As a result, PEMEX did not register a gain in monetary position in 2008, while in 2007 PEMEX registered a gain in monetary position of Ps. 12.9 billion.

Interest, Net. PEMEX’s net interest expense increased by Ps. 5.0 billion in 2008, primarily due to the net result of our derivative transactions. See Note 11(vii) to our consolidated financial statements included herein.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 13.9% in 2008, from Ps. 677.3 billion in 2007 to Ps. 771.7 billion in 2008, largely due to the increase of the Hydrocarbons Extraction Duty, from Ps. 663.1 billion in 2007 to Ps. 761.2 billion in 2008. In 2008, duties and taxes represented 58.1% of total sales, whereas in 2007 they represented 59.4% of total sales, because our effective rate of taxes and duties rises as oil prices increase.

Net Loss

In 2008, we had a net loss of Ps. 112.1 billion from Ps. 1,328.9 billion in total sales revenues, as compared to a net loss of Ps. 18.3 billion from Ps. 1,139.3 billion in total sales revenues in 2007. This increase in net loss resulted from the various factors described above.

Liquidity and Capital Resources

Equity Structure and Certificates of Contribution “A”

Our total equity as of December 31, 2009 was Ps. (66.8 billion), and our total capitalization (long-term debt plus equity) amounted to Ps. 462.4 billion. Under the Commercial Bankruptcy Law of Mexico, decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding.

In March 1990, the Mexican Government exchanged U.S. $7.58 billion worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called Brady Bonds) issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos’ indebtedness to the Mexican Government increased by an amount equal to U.S. $7.58 billion. The new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos’ equity as Certificates of Contribution “A.” As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt at the exchange rates in effect at the date the payments were made. The total dividend on the Certificates of Contribution “A” was approved annually by the Board of Directors of Petróleos Mexicanos after the close of each fiscal year. In each quarter until January 2007, Petróleos Mexicanos made advance payments to the Mexican Government that totaled a prorated portion of the minimum guaranteed dividend. Following a payment of Ps. 4,270 million in January 2007, and because PEMEX’s obligation to pay minimum guaranteed dividends was fully performed in 2007, no further advance payments on the minimum guaranteed dividend are payable to the Mexican Government.

However, the Mexican Government may still require Petróleos Mexicanos to declare and pay dividends to it at any time.

From 2005 to 2009, Petróleos Mexicanos made advance payments and declared dividends to the Mexican Government as follows:

	Year Ended December 31,
	2005		2006		2007		2008		2009
	(in millions of pesos)(1)
Total advance payments to the Mexican Government	Ps.	16,501	Ps.	269	Ps.	4,270	Ps.	—	—
Dividends declared in respect of Certificates of Contribution “A”(2)		11,483		16,393		263		4,270	—

(1)	Figures for 2005 and 2006 have been restated to constant pesos of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 and 2009 are stated in nominal pesos.
(2)	In each of the four years ended December 31, 2008 the dividends were approved by the Board of Directors of Petróleos Mexicanos.

Source: PEMEX’s audited financial statements.

In December 2007, the Mexican Government made payments in the aggregate amount of Ps. 11,160 million to Petróleos Mexicanos, which it capitalized in equity. This total consisted of one payment in the amount of Ps. 11,132 million, derived from excess revenues that were paid in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c), and a payment of Ps. 19.7 million, which was received from the FIEX. During 2008, Petróleos Mexicanos also capitalized interest in the amount of Ps. 9.3 million related to these excess revenues payments.

In February 2008, the Mexican Government made another payment to Petróleos Mexicanos under the Federal Law of Budget and Fiscal Accountability, in the amount of Ps. 2,806.2 million. Petróleos Mexicanos capitalized this amount in equity. In December 2008, the Mexican Government made further payments in the aggregate amount of Ps. 32,639 million to Petróleos Mexicanos to fund infrastructure works, which were also capitalized in equity. In addition, Petróleos Mexicanos capitalized interest in the amount of Ps. 12.2 million related to these payments by the Mexican Government, for a total amount capitalized in 2008 of Ps. 35,457 million. In December 2009, Petróleos Mexicanos capitalized interest in the amount of Ps. 467.2 million.

Cash Flows from Operating, Financing and Investing Activities

During 2009, under Mexican FRS, net funds provided by operating activities were Ps. 173.1 billion, as compared to Ps. 34.2 billion in 2008. Net income before taxes and duties, determined on a cash flow basis, was Ps. 458.4 billion and items that did not require cash outlays totaled Ps. 187.2 billion in 2009, as compared to net income before taxes and duties of Ps. 536.3 billion and items that did not require cash outlays of Ps. 295.7 billion in 2008. Our net indebtedness increased by Ps. 55.3 billion in 2009, as compared to an increase of net indebtedness of Ps. 14.3 billion in 2008. Payments of pensions, seniority benefits and other post-retirement obligations totaled Ps. 24.5 billion in 2009, as compared to Ps. 22.0 billion in 2008. During 2009, we applied net funds of Ps. 215.0 billion for net investments at cost in fixed assets (Ps. 215.9 billion of new investments and capitalized comprehensive result, less Ps. 0.9 billion in dispositions of fixed assets), as compared to our application of net funds of Ps. 140.8 billion in 2008 for net investments at cost in fixed assets (Ps. 141.1 billion of new investments and capitalized comprehensive result, less Ps. 0.3 billion in dispositions of fixed assets).

At December 31, 2009, our cash and cash equivalents totaled Ps. 128.2 billion, as compared to Ps. 114.2 billion at December 31, 2008.

Investment Policies

Our Finance and Treasury Department requires that we maintain financial resources sufficient to meet our payment commitments and those of the subsidiary entities, as well as a comprehensive, consolidated cash position and related projections in anticipation of such commitments.

We also develop mechanisms for investment of our financial resources aimed at allowing us to take advantage of the most favorable market conditions and to access the most favorable service contracting conditions offered by financial institutions.

Investment of financial resources by our Finance and Treasury Department, in both pesos and dollars, is made in accordance with the following policies:

Investments of Financial Resources in Pesos

We are obligated, during the structuring and development phase of our financial transactions, to observe and comply with the applicable guidelines issued by the Mexican Government. These include the Lineamientos para el manejo de las disponibilidades de las entidades paraestatales del Gobierno Federal (Investment Guidelines for Public Sector Entities), as issued by the SHCP, and which provide that Petróleos Mexicanos may only invest in the following:

a)	Mexican Government-issued securities;

b)	financial transactions entered into with the Mexican Government;

c)	demand deposits made in banking institutions, the balance of which should not exceed 10% of available financial resources (cash);

d)	treasury deposits; and

e)	representative shares of capital stock in mutual funds, whose investments are limited to Mexican Government securities.

In addition, repurchase agreements (which are sometimes called repo transactions) may only be entered into with financial institutions that maintain, at a minimum, the following credit ratings as issued by the applicable rating agency:

Domestic scale	Fitch Ratings	S&P	Moody’s
Long term	AA(mex)	MxAA	AA.mx

Investments of Financial Resources in Dollars

When transacting in dollars, it is our policy to invest in funds in which our resources are held for no more than 48 hours. Thereafter, such resources are deposited in dollar accounts held by Petróleos Mexicanos at Banco de México. All foreign exchange transactions, due to their volume, are performed with Banco de México.

The funds in which we invest must comply with PEMEX’s operational and strategic requirements, and have been previously approved by Banco de México on a case-by-case basis.

Currencies in which Cash and Temporary Investments are Maintained

We generally maintain cash and cash equivalents in pesos and in dollars, due to the revenues generated from both domestic and international sales of our products being denominated in these currencies. Similarly, we make payments of our various expenses, including those relating to our debt, in the same currencies.

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures for 2010 total approximately Ps. 229.9 billion. For a general description of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2009, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 180.5 billion in capital expenditures on exploration and production. In 2010, Pemex-Exploration and Production has 23 projects in its capital expenditures budget, for which Ps. 186.5 billion has been budgeted. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investment in Exploration and Production.”

Pemex-Refining invested in four infrastructure projects in 2009 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 18.5 billion in capital expenditures in nominal peso terms. In 2010, Pemex-Refining expects to invest Ps. 32.0 billion in capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2010, Pemex-Gas and Basic Petrochemicals expects to invest Ps. 5.7 billion in capital expenditures, as compared to Ps. 3.9 billion of capital expenditures in 2009. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2010, Pemex-Petrochemicals expects to invest Ps. 4.8 billion in capital expenditures for six projects, as compared to Ps. 2.1 billion of capital expenditures in 2009. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

Our current commitments for capital expenditures have increased in recent years as compared to previous years. Based on past experience, we expect to generate sufficient funds for our working capital, capital expenditures and investments through:

•	cash flow generated by operations;

•	the issuance of certificados bursátiles (peso-denominated publicly traded notes) in the Mexican market;

•	the issuance of debt securities in the international capital markets;

•	the renewal of existing lines of credit and the entering into of new lines of credit from international and local commercial banks; and

•	other financing activities.

The securities that we issue may vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds, pesos or Swiss francs, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years including perpetual debt securities, depending on market conditions and funding requirements. We may issue securities in the international capital markets or in the Mexican domestic market, or in both markets. Commercial bank syndicated loans may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range, which may be of one year or more. See also “—Financing Activities” below.

The current global financial crisis could impact our ability to access the financial markets in 2010. If it does so, we may be required to reduce our budgeted capital expenditures.

Effective January 1, 2009, in connection with the amendments to the Federal Law of Budget and Fiscal Accountability described under “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments,” Petróleos Mexicanos assumed primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163, as applicable, continued to act as servicer of all indebtedness until Petróleos Mexicanos legally assumed, as primary obligor, their indebtedness under the related agreements. These legal assumptions were carried out during the second half of 2009.

Effective January 30, 2009, the Master Trust and Fideicomiso F/163 assigned certain rights to Petróleos Mexicanos in consideration of the cancellation of debt that these entities had issued to Petróleos Mexicanos between 2006 and 2008 pursuant to several inversiones de disponibilidades (which we refer to as inter-company private placements). The inter-company private placements were debt securities issued by the Master Trust or by Fideicomiso F/163 and purchased by Petróleos Mexicanos at prevailing market conditions. Under this program, which allowed Petróleos Mexicanos to invest part of its cash position in debt securities for use in PIDIREGAS, we were able to obtain significant benefits because the interest rate paid by these entities to Petróleos Mexicanos exceeded the average return on our cash investments. Additionally, the inter-company private placements did not increase our total indebtedness on a consolidated basis since they were eliminated as part of the consolidation process. Petróleos Mexicanos obtained all the required legal and corporate authorizations to establish this program. Through December 31, 2008, the Master Trust had issued U.S. $26.2 billion in debt securities through inter-company private placements to Petróleos Mexicanos and Fideicomiso F/163 had issued an additional Ps. 42.0 billion through inter-company private placements through December 31, 2008. All of these inter-company private placements were canceled effective January 30, 2009, as a result of the changes to the Federal Law of Budget and Fiscal Accountability that became effective in November 2008.

A number of our financing agreements contain restrictions on (a) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions, (b) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At December 31, 2009 and at the date of this report, we were not in default on any of our financing agreements.

In order to be able to carry out our planned capital expenditures program, we will need to seek financing from a variety of sources, and we cannot guarantee that we will be able to obtain financing on terms that would be acceptable to us. Our inability to obtain additional financing could have an adverse effect on our planned capital expenditures program and result in our being required to limit or defer this program.

Rating Agency Considerations

On May 11, 2009, S&P revised PEMEX’s ratings outlook from stable to negative, but affirmed its long-term foreign currency credit rating of BBB+ and its long-term local currency credit rating of A-. Subsequently, on December 14, 2009, S&P revised PEMEX’s ratings outlook from negative to stable, downgraded PEMEX’s long-term foreign currency credit rating from BBB+ to BBB and upgraded PEMEX’s long-term local currency credit rating from A- to A. In addition, S&P removed PEMEX from its credit watch list of companies with the potential for developing positive credit implications or improvements in ratings. These revisions from S&P followed its June 2009 publication of a new methodology for rating government-related entities, such as PEMEX. Additionally, on December 23, 2009, Moody’s affirmed its Baa1 rating of PEMEX’s long-term foreign currency denominated debt.

Financing Activities

2010 Financing Activities. During the period from January 1 to May 31, 2010, Petróleos Mexicanos obtained U.S. $ 894.5 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program. In addition, we participated in the following activities:

•	On January 6, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000,000 at a floating rate; the loan matures in December 2010.

•	On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $12,000,000,000.

•

On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999,920 of publicly traded notes in three tranches: one at a floating rate for Ps. 7,959,779,500, which matures in 2015; the second at a fixed rate for Ps. 5,000,000,000, which matures in 2020; and the third at a fixed rate for 465,235,800 UDIs (equivalent to Ps. 2,040,220,420), which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 Notes Program.

•

On February 26, 2010, Petróleos Mexicanos issued CHF 150,000,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999,984 of publicly traded notes in three tranches: one at a floating rate for Ps. 8,500,000,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010) and the third at a fixed rate for 337,670,900 UDIs (equivalent to Ps. 1,499,999,984), which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 Notes Program.

2009 Financing Activities. During the period from January 1 to December 31, 2009, Petróleos Mexicanos obtained U.S. $1,350 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program. In addition, we participated in the following activities:

•	On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000,000 under the syndicated revolving credit facility established on September 7, 2007.

•

On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000,000 of its 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•	On March 26, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 2,500,000,000 at a floating rate; the loan matured in March 2010.

•

On April 3, 2009, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,000,000,000 and three-year maturity and the other at a fixed rate for Ps. 4,000,000,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000,000 Notes Program.

•

On May 22, 2009, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000,000 and three-year maturity, a reopening of a variable rate tranche issued in April 2009 and the other at a fixed rate for Ps. 3,500,000,000 and seven-year maturity, a reopening of a fixed rate tranche issued in April 2009. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000,000 Notes Program.

•	On June 2, 2009, Petróleos Mexicanos issued £350,000,000 of its 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•	On June 18, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 6,750,000,000 at a floating rate; the loan matures in June 2011.

•	On June 26, 2009, Petróleos Mexicanos borrowed U.S. $6,000,000 under the syndicated revolving credit facility established on September 7, 2007.

•	On July 29, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 6,700,000,000, which matures in January 2011.

•	On August 17, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 5,000,000,000, which matures in July 2014.

•	On August 18, 2009, Petróleos Mexicanos issued €200,000,000 of its 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•

On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000,000 of its 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•	On September 30, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 3,750,000,000, which matured in December 2009.

•	On October 8, 2009, Petróleos Mexicanos issued €1,000,000,000 of its 5.5% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•	On October 8, 2009, Petróleos Mexicanos repaid U.S. $990,000,000 of the U.S. $2,500,000,000 borrowed through the syndicated revolving credit facility established on September 7, 2007.

•	On October 13, 2009, Petróleos Mexicanos issued CHF 350,000,000 of its 3.500% Notes due 2014; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

Petróleos Mexicanos undertook the following activities to comply with the amendments to the Federal Law of Budget and Fiscal Accountability, that became effective in November 2008:

•	As a result of the elimination of PEMEX’s PIDIREGAS program, PEMEX did not provide for the entering into by the Master Trust and Fideicomiso F/163 of any financings in 2009.

•	As of January 31, 2009, Petróleos Mexicanos recognized all PIDIREGAS-related financings as direct public debt for accounting and budgeting purposes.

•

During 2009, Petróleos Mexicanos, the Master Trust, Fideicomiso F/163 and the relevant counterparties entered into assignment agreements and other similar agreements by which Petróleos Mexicanos assumed, as primary obligor, all of the rights and obligations of the Master Trust and Fideicomiso F/163 related to their respective financings, including bond issuances and banking arrangements.

•

Petróleos Mexicanos requested the authorization of the CNBV and BMV to conduct a public offering for the voluntary acquisition and the assumption of the corresponding obligations under the seven series of publicly traded notes issued by Fideicomiso F/163. At a meeting in October 2009, the holders of these series of notes approved the cancellation of the notes, subject to the completion of the public offering described above. In December 2009, Petróleos Mexicanos completed the cancellation of the notes from the National Registry of Securities and issued, as primary obligor, new publicly traded notes under the same terms as those originally issued by Fideicomiso F/163.

•

As of December 31, 2009, Petróleos Mexicanos had effectively assumed all of the debt obligations of the Master Trust and Fideicomiso F/163, which now constitute public debt obligations of Petróleos Mexicanos.

2008 Financing Activities. During the period from January 1 to December 31, 2008, the Master Trust obtained U.S. $1,471.1 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing PIDIREGAS. In addition, we participated in the following activities:

•

The Master Trust issued, through inter-company private placements, a total of U.S. $9.5 billion of floating rate notes under its Medium-Term Notes Program, Series A, during 2008; all of the notes were purchased by Petróleos Mexicanos. These inter-company private placements did not increase our consolidated net indebtedness, and were canceled effective January 30, 2009.

•	On January 28, 2008, the Master Trust repaid U.S. $500,000,000 of the U.S. $2,500,000,000 borrowed through the syndicated revolving credit facility established on September 7, 2007.

•

On February 7, 2008, Fideicomiso F/163 renegotiated the maturity date of the Ps. 22,000,000,000 inter-company private placement issued on December 2006, extending its maturity to December 16, 2013. In addition, on the same date, Fideicomiso F/163 issued, through an inter-company private placement in Mexico, Ps. 10,000,000,000 of Floating Rate Notes due 2013; the notes were guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. These inter-company private placements did not increase our consolidated net indebtedness, and were canceled effective January 30, 2009.

•	On February 27, 2008, the Master Trust repaid U.S. $500,000,000 of the U.S. $2,500,000,000 borrowed through the syndicated revolving credit facility established on September 7, 2007.

•

On February 29, 2008, Petróleos Mexicanos borrowed U.S. $1,000,000,000 from the syndicated revolving facility referred to above. Under this facility, borrowings may be made by either the Master Trust or Petróleos Mexicanos. Borrowings by the Master Trust are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 10,000,000,000 at a floating rate; the loan matured in December 2008 and was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 4,000,000,000 at a floating rate; the loan matured in June 2008 and was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 3,500,000,000 at a floating rate; the loan matured in December 2008 and was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On June 2, 2008, the Master Trust entered into a Term Loan Agreement with a commercial bank, in the amount of ¥41,900 million (equivalent to U.S. $400 million) in two tranches of ¥20,950 million each, maturing in 2011 and 2014 respectively. This agreement was guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, and the Master Trust’s obligations in respect of its indebtedness thereunder were legally assumed by Petróleos Mexicanos, as primary obligor, during the second half of 2009.

•

On June 4, 2008, the Master Trust issued U.S. $1,000,000,000 of its 5.75% Notes due 2018 and U.S. $500,000,000 of its 6.625% Bonds due 2038 under its Medium-Term Notes Program, Series A; the notes and bonds were guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, and the Master Trust’s obligations in respect of its indebtedness thereunder were legally assumed by Petróleos Mexicanos, as primary obligor, during the second half of 2009.

•	On June 30, 2008, Petróleos Mexicanos repaid U.S. $1,000,000,000 of the U.S. $2,500,000,000 borrowed through the syndicated revolving credit facility established on September 7, 2007.

•	On July 18, 2008, the Master Trust increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series A, to U.S. $60,000,000,000.

•

On September 29, 2008, the Master Trust issued ¥64,000,000,000 of its Floating Rate Bonds due 2020, which were insured by Nippon Export and Investment Insurance and guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The Master Trust’s obligations in respect of its indebtedness thereunder were legally assumed by Petróleos Mexicanos, as primary obligor, during the second half of 2009.

•

On October 24, 2008, RepCon Lux S.A. redeemed in full its U.S. $1,307,108,000 principal amount of 4.5% Guaranteed Exchangeable Bonds due 2011, exchangeable into shares of Repsol YPF, S.A. (Repsol). Most holders elected to exchange their bonds into Repsol shares prior to the redemption date. Petróleos Mexicanos retained a synthetic long-position of approximately 4.81% of the shares of Repsol, through a series of equity swaps and options. For more information, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Instruments Entered Into For Trading Purposes.”

The following table sets forth the analysis of our total indebtedness as of December 31, 2009 based on short-and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S.$	2,355
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		1,898
Lines of credit with fixed interest rates		3,089

Total short-term debt	U.S.$	7,342

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 3.27% to 10.61% and maturities ranging from 2011 to 2038	U.S.$	24,278

Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2011 to 2018	U.S.$	11,586
Floating rate notes with maturities ranging from 2011 to 2020	U.S.$	4,666

Total variable rate instruments	U.S.$	16,252

Total long-term debt	U.S.$	40,529

Total indebtedness(1)	U.S.$	47,871

Note:	Numbers may not total due to rounding.
(1)	Excludes accrued interest.

The table below sets forth our total indebtedness as of December 31 for each of the five years from 2005 to 2009.

Total Indebtedness of PEMEX

	Year Ended December 31,(1)
	2005		2006		2007		2008		2009
	(in millions of U.S. dollars)(2)
Domestic Debt in Various Currencies(3)	U.S.$	10,416	U.S.$	10,885	U.S.$	9,227	U.S.$	7,204	U.S.$	9,522
External Debt(3)
MYRA(4)		38		—		—		—		—
Other direct bank loans(5)		1,186		686		3,013		2,668		1,092
Bonds(6)		25,931		27,583		20,766		19,114		23,766
Trade financing advances from commercial banks(7)		4,370		4,310		4,250		4,250		4,250
Purchasing loans(8)		309		257		171		101		54
Financial leases		153		70		—		435		293
Export credit agency loans (project finance)(9)		6,322		7,439		7,434		7,921		7,876
Notes payable to contractors		1,068		952		1,227		1,120		1,018

Total external debt	U.S.$	39,377	U.S.$	41,297	U.S.$	36,861	U.S.$	35,609	U.S.$	38,348

Total Indebtedness(10)	U.S.$	49,793	U.S.$	52,183	U.S.$	46,087	U.S.$	42,815	U.S.$	47,871

Note:	Numbers may not total due to rounding.
(1)	Figures do not include accrued interest. Accrued interest was U.S. $95 million, U.S. $139 million, U.S. $5.4 million, U.S. $522.4 million and U.S. $515 million at December 31, 2005, 2006, 2007, 2008 and 2009, respectively.
(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 10.7777 = U.S. $1.00 for 2005, Ps. 10.8810 = U.S. $1.00 for 2006, Ps. 10.8662 = U.S. $1.00 for 2007, Ps. 13.5383 = U.S. $1.00 for 2008 and Ps. 13.0587 = U.S. $1.00 for 2009. See Notes 3 and 10 to our consolidated financial statements included herein.
(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico, and payable outside the territory of Mexico.
(4)	Multi-Year Restructuring Agreement.
(5)	Includes U.S. $2.5 billion under a syndicated revolving credit facility in 2007 and U.S. $1.5 billion under this facility in 2008.
(6)	Includes, in 2005, 2006 and 2007, issuance by RepCon Lux, S.A. of U.S. $1.37 billion of its 4.5% Guaranteed Exchangeable Bonds due 2011 (paid in 2008) and, in 2005, 2006, 2007, 2008 and 2009, U.S. $2.3 billion, U.S. $1.9 billion, U.S. $1.5 billion, U.S. $1.2 billion and U.S. $0.9 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.” below.
(7)	To finance external trade of crude oil and derivatives. Includes indebtedness of the Master Trust consisting of trade financing advances from commercial banks of U.S. $4.4 billion as of December 31, 2005, U.S. $4.3 billion as of December 31, 2006, U.S. $4.25 billion as of December 31, 2007 and U.S. $4.25 billion as of December 31, 2008.
(8)	To finance imports of equipment and spare parts.
(9)	Includes U.S. $6,285 million, U.S. $7,409 million, U.S. $7,411 million and U.S. $7,904 million of indebtedness of the Master Trust as of December 31, 2005, 2006, 2007 and 2008, respectively.
(10)	Includes U.S. $32.9 billion, U.S. $35.5 billion, U.S. $32.1 billion and U.S. $32.2 billion of indebtedness of the Master Trust as of December 31, 2005, 2006, 2007 and 2008, respectively, and U.S. $9.9 billion, U.S. $10.6 billion, U.S. $9.0 billion and U.S. $7.0 billion of indebtedness of Fideicomiso F/163 as of December 31, 2005, 2006, 2007 and 2008, respectively.

Source: PEMEX’s financial statements.

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

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican FRS are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable by Pemex Finance, Ltd. have been reclassified as debt. The option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, which was approximately U.S. $902.6 million as of December 31, 2009, has been redeemed.

As of December 31, 2009, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $893.3 million aggregate principal amount of notes with maturities ranging from 2010 to 2018 and interest rates between 8.875% and 10.61%, as well as two series of floating rate notes.

2010 Financing Activities. During the first five months of 2010, Pemex Finance, Ltd. made payments of U.S. $106.7 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during the first five months of 2010.

2009 Financing Activities. During 2009, Pemex Finance, Ltd. made payments of U.S. $303.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2009.

2008 Financing Activities. During 2008, Pemex Finance, Ltd. made payments of U.S. $333.0 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2008.

Contractual Obligations and Off-Balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2009 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2009(1)

	Total		Payments due by period
			Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S.$	46,560.2	U.S.$	6,908.8	U.S.$	10,165.7	U.S.$	9,672.0	U.S.$	19,813.7
Notes payable to contractors(3)		1,017.6		407.5		335.8		80.6		193.7
Capital lease obligations(4)		293.0		25.3		44.1		51.6		172.0
Other long-term liabilities:
Dismantlement and abandonment costs obligations(5)		1,875.3		97.6		236.3		266.9		1,274.5
Employee benefits plan(6)		44,123.9		7,276.4		10,189.8		11,862.6		14,795.1

Total contractual obligations recognized in balance sheet		93,870.0		14,715.6		20,971.6		21,933.7		36,249.0

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(7)		14,940.0		7,745.8		4,526.8		1,798.7		868.6
Financed Public Works Contracts (FPWC)(8)		5,946.9		843.8		898.0		877.5		3,327.6
Nitrogen supply contracts(9)		1,512.6		217.9		393.5		231.4		669.9

Total contractual obligations not recognized in liabilities		22,399.5		8,807.5		5,818.3		2,907.6		4,866.1

Total contractual obligations	U.S.$	116,269.5	U.S.$	23,523.2	U.S.$	26,789.9	U.S.$	24,841.3	U.S.$	41,115.2

Notes:	Numbers may not total due to rounding.
These figures do not include accrued interest or future interest payments.
(1)	All amounts calculated in accordance with Mexican FRS.
(2)	See Note 10 to our consolidated financial statements included herein. Figures in this line item do not include notes payable to contractors and capital lease obligations, which are presented in separate line items.
(3)	See Note 10 to our consolidated financial statements included herein.
(4)	See Notes 10 and 21 II(f) to our consolidated financial statements included herein.
(5)	See Notes 3(k) and 9(b) and (c) to our consolidated financial statements included herein.
(6)	See Note 12 to our consolidated financial statements included herein.
(7)	See Note 15(d) to our consolidated financial statements included herein.
(8)	The amounts presented for Financed Public Works Contracts in this table correspond to works the performance and delivery of which by the relevant contractors are pending. For more information on the FPWC program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts.”
(9)	See Notes 15(b) and (c) to our consolidated financial statements included herein.

As of December 31, 2009, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered into for Trading Purposes” for more information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2009.

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2009 as well as the percentage change in sales revenues for the years 2007 to 2009.

	Year Ended December 31,					2008 vs. 2007	2009 vs. 2008
	2005	2006	2007	2008	2009
	(in millions of pesos)(1)					(%)	(%)
Exploration and Production
Trade sales(2)	—	—	—	—	—	—	—
Intersegment sales	Ps. 773,337	Ps. 890,012	Ps. 912,295	Ps.1,137,807	Ps. 827,653	24.7	(27.3)

Total net sales	773,337	890,012	912,295	1,137,807	827,653	24.7	(27.3)
Refining
Trade sales(2)(3)(4)	383,827	409,554	433,604	490,556	469,614	13.1	(4.3)
Intersegment sales	41,308	46,242	42,230	56,992	61,001	35.0	7.0

Total net sales	425,135	455,796	475,834	547,548	530,615	15.1	(3.1)
Gas and Basic Petrochemicals
Trade sales(2)	144,987	138,688	139,963	167,108	111,245	19.4	(33.4)
Intersegment sales	89,170	83,058	82,941	104,028	60,723	25.4	(41.6)

Total net sales	234,158	221,746	222,904	271,136	171,968	21.6	(36.6)
Petrochemicals
Trade sales(2)	21,827	21,639	21,702	25,576	18,885	17.9	(26.2)
Intersegment sales	9,518	9,654	35,942	54,482	31,069	51.6	(43.0)

Total net sales	31,345	31,293	57,644	80,057	49,954	38.9	(37.6)
Corporate and subsidiary companies
Trade sales(2)(4)	455,660	536,220	543,988	645,710	490,176	18.7	(24.1)
Intersegment sales and eliminations	(913,332)	(1,028,969)	(1,073,408)	(1,353,309)	(980,445)	26.1	(27.6)

Total net sales	(457,672)	(492,749)	(529,420)	(707,599)	(490,270)	33.7	(30.7)

Total Net Sales	Ps.1,006,303	Ps.1,106,101	Ps.1,139,257	Ps.1,328,950	Ps.1,089,921	16.7	(18.0)

Note:	Numbers may not total due to rounding.
(1)	Figures for 2005 and 2006 have been restated to constant pesos as of December 31, 2007 by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 2008 and 2009 are stated in nominal pesos.
(2)	Sales to external customers.
(3)	Includes IEPS tax, except in 2006, 2007, 2008 and 2009, when the IEPS tax rate was negative.
(4)	Includes services income.
Source:	PEMEX’s financial statements.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the five-year period ended December 31, 2009, as well as the percentage change in income for the years 2007 to 2009.

	Year Ended December 31,									2008 vs. 2007	2009 vs. 2008
	2005	2006		2007		2008		2009		(%)	(%)
	(in millions of pesos)(1)
Business Segment
Exploration and Production	Ps.(19,702)	Ps.	75,888	Ps.	19,966	Ps.	23,473	Ps.	5,436	17.6	(76.8)
Refining	(57,508)		(35,326)		(45,654)		(119,475)		(92,455)	161.7	(22.6)
Gas and Basic Petrochemicals	7,214		6,312		4,958		2,264		(1,190)	(54.3)	(152.6)
Petrochemicals	(17,852)		(18,029)		(16,086)		(18,671)		(19,998)	16.1	7.1
Corporate and subsidiary companies(2)	5,490		18,108		18,508		332		13,544	(98.2)	3,979.5

Total net income (loss)	Ps.(82,358)	Ps.	46,953	Ps.	(18,308)	Ps.	(112,076)	Ps.	(94,662)	512.2	(15.5)

Note:	Numbers may not total due to rounding.
(1)	Figures for 2005 and 2006 have been restated to constant pesos as of December 31, 2007 by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factors. Figures for 20008 and 2009 are stated in nominal pesos.
(2)	Includes intersegment eliminations.
Source:	PEMEX’s financial statements.

2009 Compared to 2008

Exploration and Production

In 2009, Pemex-Exploration and Production’s sales of crude oil to the PMI Group decreased by 26.5% in peso terms and by 40.8% in U.S. dollar terms, each as compared to 2008, mainly due to a decrease in the average sales prices and volumes of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $57.44 in 2009, as compared to U.S. $84.26 in 2008. Intersegment sales decreased by 27.3%, principally as a result of the decrease in crude oil export prices. Net income related to exploration and production activities decreased by 76.8%, or Ps. 18,037 million, from Ps. 23,473 million in 2008 to Ps. 5,436 million in 2009, primarily as a result of the decrease in the average price of crude oil and a decrease in crude oil production.

Refining

In 2009, trade sales related to refining activities decreased by 4.3%, from Ps. 490,556 million in 2008 to Ps. 469,614 million in 2009, due to a decrease in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by Ps. 4,009 million, or 7.0%, from Ps. 56,992 million in 2008 to Ps. 61,001 million in 2009, mainly due to higher demand for our principal petroleum products. In 2009, the total loss related to refining activities was Ps. 92,455 million, 22.6% less than the loss of Ps. 119,475 million in 2008. The decrease in loss was primarily due to lower operating costs and expenses.

Gas and Basic Petrochemicals

In 2009, trade sales related to the natural gas and basic petrochemical business segment decreased by 33.4%, from Ps. 167,108 million in 2008 to Ps. 111,245 million in 2009. LPG sales decreased by 11.6%, from Ps. 55,972 million in 2008 to Ps. 49,461 million in 2009, principally due to a decrease in LPG prices. Natural gas sales decreased by 43.9%, from Ps. 106,821 million in 2008 to Ps. 59,916 million in 2009, mainly due to a decrease in natural gas prices. Income related to natural gas and basic petrochemicals decreased by 152.6%, or Ps. 3,454 million, from Ps. 2,264 million in 2008 to a loss of Ps. 1,190 million in 2009, mainly due to decreased sales, which were partially offset by decreased cost of sales, operating costs and expenses.

Petrochemicals

In 2009, trade sales related to the petrochemicals business segment decreased by 26.2%, from Ps. 25,576 million in 2008 to Ps. 18,885 million in 2009. Prices for petrochemicals sold domestically decreased for a majority of our petrochemical products. In 2009, the volume of petrochemical exports increased by 28.7%, from 590.9 thousand tons in 2008 to 760.3 thousand tons in 2009. Losses related to petrochemical activities increased by 7.1%, from Ps. 18,671 million in 2008 to Ps. 19,998 million in 2009, mainly due to decreased sales.

Corporate and subsidiary companies

In 2009, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties and the trading activities of the PMI Group decreased by 24.1% in peso terms, from Ps. 645,710 million in 2008 to Ps. 490,176 million in 2009, as a result of lower prices of the crude oil that we exported and a reduction in the volume of crude oil exports. In 2009, net income related to corporate and subsidiary companies after inter-company eliminations, which includes the international trading activities of the PMI Group, increased from Ps. 332 million in 2008 to Ps. 13,545 million in 2009, primarily due to a decrease in related expenses and an increase in services income.

2008 Compared to 2007

Exploration and Production

In 2008, Pemex-Exploration and Production’s sales of crude oil to the PMI Group increased by 10.9% in peso terms and by 14.2% in U.S. dollar terms, each as compared to 2007, mainly due to an increase in the average sales prices and volumes of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $84.26 in 2008, as compared to U.S. $61.57 in 2007. Intersegment sales increased by 24.7%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased by 17.6%, or Ps. 3,507 million, from Ps. 19,966 million in 2007 to Ps. 23,473 million in 2008, primarily as a result of an increase in the average price of crude oil.

Refining

In 2008, trade sales related to refining activities increased by 13.1%, from Ps. 433,604 million in 2007 to Ps. 490,556 million in 2008, due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by Ps. 14,762 million, or 35.0%, to Ps. 56,992 million, mainly due to higher prices of our principal petroleum products. In 2008, the total loss related to refining activities was Ps. 119,475 million, 161.7% more than the loss of Ps. 45,654 million in 2007. The loss was primarily due to higher prices and volume of purchases by Pemex-Refining of imported petroleum products, mainly gasoline and diesel, which reduced its margins.

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

U.S. GAAP Reconciliation

Net income (loss) under U.S. GAAP differs from net income (loss) under Mexican FRS due to several factors, which include differences in methods of accounting for exploration and drilling costs, pension, seniority premiums and post-retirement benefit obligations, accrued vacation, capitalized interest, impairment of fixed assets, depreciation, derivatives, profit in inventory, deferred taxes, reclassification of Pemex Finance, Ltd. net income to non-controlling interest and our investment in Repsol shares. The amounts of these adjustments vary each year. For further information regarding these and other differences between Mexican FRS and U.S. GAAP as they relate to our results, see Note 21 to our consolidated financial statements included herein.

Income (Loss) and Equity (Deficit) under U.S. GAAP

For the year ended December 31, 2009, our loss under U.S. GAAP was approximately Ps. 52.6 billion, representing a Ps. 42.1 billion decrease from the net loss recorded under Mexican FRS. For the year ended December 31, 2008, our net loss under U.S. GAAP was approximately Ps. 67.8 billion, representing a Ps. 44.3 billion decrease from the net loss recorded under Mexican FRS. For the year ended December 31, 2007, our net loss under U.S. GAAP was approximately Ps. 32.6 billion, representing a Ps. 14.3 billion increase from the net loss recorded under Mexican FRS. For further detail regarding the adjustments related to these amounts, see Note 21 to our consolidated financial statements included herein.

Our equity deficit under U.S. GAAP was approximately Ps. 423.2 billion at December 31, 2009, as compared to an equity deficit of Ps. 145.4 billion at December 31, 2008. For further detail regarding the adjustments related to these amounts, see Note 21 to our consolidated financial statements included herein.

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

Certain line items from the financial statements as of December 31, 2007 and 2008 have been reclassified in order to make the presentation of such financial statements comparable to that of the financial statements as of December 31, 2009.

New NIFs issued by the CINIF

The CINIF has issued the following NIFs, effective for fiscal years beginning as of January 1, 2010 or 2011, as indicated below:

•

FRS B-5 “Financial Information by Segments,” which will take effect as of January 1, 2011 and supersedes Bulletin B-5 “Financial Information by Segment.” The principal changes established by this FRS are: (1) it requires that the information to be disclosed by operating segment be that which is regularly used by senior management; (2) it establishes that such information need not be segregated into primary and secondary categories, nor refer to segments identified on the basis of particular goods or services (economic segments), geographic areas or homogeneous groups of customers; (3) it requires that a reporting entity disclose aggregate information about its goods or services, geographical areas and main customers and suppliers; (4) it does not require that, in order to qualify as operating segments, the reporting entity’s business areas be subject to distinct types of risks; (5) it permits the business areas to be classified as operating segments during the pre-operations phase; (6) it requires the disclosure, by segment and separately, of interest income and expenses, as well as other components of the comprehensive financing result; (7) in certain situations, it permits disclosure of net interest income; and (8) it requires disclosure of the amounts of the liabilities included in the operating segment regularly used by senior management in making the reporting entity’s operating decisions. We estimate that the initial effects of this new FRS will not be material.

•

FRS B-9 “Financial Information at Interim Dates,” which will take effect as of January 1, 2011 and supersedes Bulletin B-9 “Financial Information at Interim Dates.” The principal changes established by this FRS are: (1) it requires that financial information at interim dates include, in condensed and comparative form, in addition to the statements of financial condition and of income, the statement of changes in shareholders’ equity and the statement of cash flows, as well as—in the case of non-profit entities—presentation of the statement of activities; (2) it establishes that the financial information presented at the close of an interim period be presented comparatively with its equivalent interim period from the prior year, and, in the case of the balance sheet, that it also be compared with such financial statement as at year-end for the immediately preceding period; and (3) it incorporates and defines new terminology. We estimate that the initial effects of this new FRS will not be material.

•

FRS C-1 “Cash and Cash Equivalents,” which will take effect as of January 1, 2010 and supersedes Bulletin C-1, “Cash.” The principal changes established by this FRS are: (1) it requires that cash and restricted cash equivalents be presented on the balance sheet under the heading “Cash and cash equivalents”; (2) the term “temporary investments on demand” is replaced by the term “investments available on demand”; (3) it includes, as a criterion for identifying investments available on demand, that they must be immediately available securities, such as investments with a maturity of no more than three months as of their acquisition date; and (4) it includes definitions of the following terms: “acquisition cost,” “cash equivalents,” “cash and restricted cash equivalents,” “investments available on demand,” “net realization value,” “par value” and “fair value.” We estimate that the initial effects of this new FRS will not be material.

New U.S. GAAP Accounting Standards

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): “Multiple-Deliverable Revenue Arrangements” (which we refer to as ASU 2009-13). ASU 2009-13 amends ASC Subtopic 605-25 “Multiple-Element Arrangements” to eliminate the requirement that all undelivered elements have vendor specific objective evidence (VSOE) of selling price or third party evidence (TPE) of selling price before a reporting entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in a reporting entity’s fiscal years beginning on or after June 15, 2010. However, early adoption is permitted. We estimate that the initial effects of this new ASU will not be material.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): “Accounting for Transfers of Financial Assets” (which we refer to as ASU 2009-16). ASU 2009-16 removes the concept of a qualifying special-purpose entity (QSPE) from ASC Topic 860 “Transfers and Servicing” (which we refer to as Topic 860), and eliminates also the exception from applying ASC Subtopic 810-10 “Consolidation” (which we refer to as Subtopic 810-10) to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of ASU 2009-16 as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of ASU 2009-16 when determining whether a transfer of financial assets qualifies for sale accounting. ASU 2009-16 also clarifies the Topic 860 sale accounting criteria pertaining to legal isolation and effective control, and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. ASU 2009-16 is effective for a reporting entity’s annual as well as interim periods, beginning with its first annual reporting period that begins after November 15, 2009. Early adoption is not permitted. We estimate that the initial effects of this new ASU will not be material.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (which we refer to as ASU 2009-17). ASU 2009-17 amends the VIE Subsections of Subtopic 810-10 and, overall, revises the test for determining the primary beneficiary of a VIE—from a primarily quantitative calculation of risks and rewards, based on the VIE’s expected losses and expected residual returns, to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. ASU 2009-17 requires that kick-out rights and participating rights be ignored in evaluating whether a variable interest holder meets the power criterion, unless those rights are unilaterally exercisable by a single party or related party group. ASU 2009-17 also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity, and revises the scope characteristic in ASC Topic 810 “Consolidations” that identifies an entity as a VIE if equity-at-risk investors as a group do not have the right to control the entity through their equity interests, in order to address the impact of kick-out rights and participating rights on the analysis. Finally, ASU 2009-17 adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk, as a group, lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance; it further requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for a reporting entity’s annual as well as interim periods, beginning with its first annual reporting period that begins after November 15, 2009. Early adoption is not permitted. We estimate that the initial effects of this new ASU will not be material.

Item 6.	Directors, Senior Management and Employees

Under the Petróleos Mexicanos Law, Petróleos Mexicanos is governed by a 15 member Board of Directors composed as follows:

•	The President of Mexico appoints six members, who are Mexican Government representatives. These include the Chairperson, who is the Secretary of Energy.

•	The Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) selects five directors from among the employees of Petróleos Mexicanos and the subsidiary entities.

•	Four professional members, who are Mexican Government representatives, are appointed by the President of Mexico, subject to ratification by the Senate.

Except in the case of the professional members, who cannot designate alternates, alternate directors are authorized to serve on the Board of Directors of Petróleos Mexicanos in place of those who are unable to attend meetings or otherwise participate in the activities of the Board of Directors of Petróleos Mexicanos. Budgetary actions can only be approved by the directors who are Mexican Government representatives.

Each of the Boards of Directors of the subsidiary entities is to be composed of:

•	the Director General of Petróleos Mexicanos, who will be the Chairperson;

•	Mexican Government representatives appointed by the President of Mexico; and

•

at least two professional members appointed by the President of Mexico, who will be Mexican Government representatives. The number of professional members on each Board of Directors cannot exceed that of the other Mexican Government representatives on such Board of Directors.

As of the date of this report, the professional members have been appointed to the Board of Directors of Petróleos Mexicanos, as described below, but have not yet been appointed to the Boards of Directors of the subsidiary entities.

Except in the case of the professional members first appointed under the Petróleos Mexicanos Law, the four professional members will be appointed to six year terms, and may be appointed for an additional term of the same length. Other members of the Boards of Directors of Petróleos Mexicanos and each of the subsidiary entities are not appointed for a specific term.

In February 2009, President Calderón nominated the individuals named below to serve as professional members to the Board of Directors of Petróleos Mexicanos; their appointments were ratified by the Senate on March 17, 2009. The professional members will serve initial terms as set forth below.

•	Mr. Fluvio César Ruíz Alarcón, for three years;

•	Mr. Rogelio Gasca-Neri, for four years;

•	Mr. Héctor Moreira Rodríguez, for five years; and

•	Mr. José Fortunato Álvarez Enríquez, for six years.

On May 14, 2009, Mr. Alejandro Fleming Kauffman, Head of the Legal Affairs Unit of the Ministry of Energy, was ratified as Secretary of the Board of Directors of Petróleos Mexicanos. On December 18, 2009, Mr. Iván Aleksei Alemán Loza, Technical Secretary of the Director General of Petróleos Mexicanos, was appointed as Alternate Secretary.

On January 15, 2010, Mr. Felipe Mellado Flores was appointed Comisario (Commissioner) of Petróleos Mexicanos by President Calderón. In accordance with the Petróleos Mexicanos Law, the Commissioner, among other activities, will represent the holders of the Citizen Bonds and will report on the operational and financial condition of Petróleos Mexicanos.

The Organic Statute of Petróleos Mexicanos, which became effective as of September 25, 2009, establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the duties and internal regulations of the Board of Directors of Petróleos Mexicanos.

On December 18, 2009 and January 25, 2010, the Board of Directors of Petróleos Mexicanos authorized several actions relating to the reorganization of Petróleos Mexicanos and the subsidiary entities, which are in the process of being implemented. These include:

•

the elimination of the Corporate Engineering and Project Development Office, the activities of which will be carried out in the future by the Corporate Operations Office of Petróleos Mexicanos and by the subsidiary entities;

•	the assignment of the finance and management activities previously carried out by the subsidiary entities to the Corporate Finance Office of Petróleos Mexicanos; and

•	the creation of the new Corporate Office of Information Technology and Business Processes of Petróleos Mexicanos.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 15, 2010.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Ms. Georgina Y. Kessel Martínez	Chairwoman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1950 Business experience: Director General of the Casa de Moneda de México; Head of the Investment Unit of the Ministry of Finance and Public Credit; and President of the Energy Regulatory Commission. Other board memberships: Chairwoman of Federal Electricity Commission; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Comisión Nacional de Vivienda.	2006

Ms. Patricia Flores Elizondo	Board Member of Petróleos Mexicanos and Head of the President’s Office Born: 1968 Business experience: General Coordinator of Administration of the President’s Office; Delegate of the Board of Trustees of the Transition of President-Elect Felipe Calderón; and General Secretary of the Chamber of Deputies (LXVIII and LIXth Legislatures).	2008

Mr. Gerardo Ruiz Mateos

Board Member of Petróleos Mexicanos and Secretary of Economy

Born: 1965

Business experience: Head of the President’s Office; Coordinator of Cabinets and Special Projects of the President’s Office; and Management and Finance Coordinator of Felipe Calderón’s presidential campaign.

Other board memberships: Aeropuertos y Servicios Auxiliares; Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Banco Nacional de Comercio Exterior, S.N.C. (Vice President); Caminos y Puentes Federales y Servicios Conexos; Chairman of the Centro Nacional de Metrología; Centro de Investigación y Docencia Económicas, A.C.; Comisión Ambiental Metropolitana; Comisión Coordinadora para la Negociación de Precios de Medicamentos y otros Insumos de la Salud; Federal Electricity Commission; Comisión Intersecretarial de Vivienda; Comisión Intersecretarial para Asuntos de la Frontera Norte; Comisión Intersecretarial para el Conocimiento y Uso de la Biodiversidad; Comisión Intersecretarial para el Desarrollo de los

		2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Bioenergéticos; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial para la Transparencia y el Combate a la Corrupción de la Administración Pública Federal; Chairman of the Comisión Mexicana para la Micro, Pequeña y Mediana Empresa; Chairman of the Comisión Nacional de Inversiones Extranjeras; Comisión Nacional de Vivienda; Comisión Nacional de Agua; Comisión Nacional Forestal; Comisión Intersecretarial para el Manejo Sustentable de Mares y Costas; Chairman of Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal de la Micro, Pequeña y Mediana Empresa; Chairman of Comisión Intersecretarial para la Innovación; Consejo Nacional de Vivienda; Consejo Nacional de Salubridad General; Comisión Nacional de Protección Civil; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Consejo Mexicano para el Desarrollo Rural Sustentable; Consejo Nacional contra las Adicciones; Chairman of Fideicomiso de Fomento Minero; Consejo de Normalización y Certificación de Competencia Laboral, Fideicomiso de los Sistemas Normalizados de Competencia Laboral y de Certificación de Competencia Laboral; Consejo General de Investigación Científica y Desarrollo Tecnológico; Chairman of the Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Chairman of the Consejo Nacional de Ciencia y Tecnología; Fideicomiso del Fondo de Cobertura Social de Telecomunicaciones: Fideicomiso e-México; Fideicomiso México Emprende; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto Nacional de la Vivienda; Instituto Mexicano de la Juventud; Chairman of Instituto Mexicano de la Propiedad Industrial; Instituto Mexicano de la Radio; Instituto

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Mexicano de las Mujeres; Sistema de Investigación Justo Sierra; Sistema de Investigación Alfonso Reyes; Sistema de Investigación Benito Juárez; Sistema de Investigación Francisco Villa; Sistema de Investigación Golfo de México; Sistema de Investigación Ignacio Zaragoza; Sistema de Investigación José María Morelos; Sistema de Investigación Mar de Cortés; Sistema de Investigación Miguel Hidalgo; Fideicomiso Fondo Institucional para el Fomento de la Ciencia, el Fomento de la Tecnología y el Fomento, Desarrollo y Consolidación de Científicos y Tecnólogos; Chairman of ProMéxico; Servicio Postal Mexicano; Nacional Financiera, S.N.C.; Chairman of the Servicio Geológico Mexicano; and Telecomunicaciones de México.

Mr. Ernesto Javier Cordero Arroyo

Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit

Born: 1968

Business experience: Secretary of Social Development; Undersecretary of Expenditures of the SHCP; and Undesecretary of Energy Planning and Technological Development of the Ministry of Energy.

Other board memberships: Chairman of Agroasemex, S.A., Instituto Nacional de Seguros; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of Banco Nacional de Comercio Exterior, S.N.C.; Chairman of Banco Nacional de Obras y Servicios Públicos, S.N.C.; CNBV; Comisión Nacional de Seguros y Fianzas; Chairman of Comisión Nacional del Sistema de Ahorro para el Retiro; Chairman of Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.; Chairman of Nacional Financiera, S.N.C.; Chairman of Sociedad Hipotecaria Federal, S.N.C.; Chairman of Seguros de Crédito a la Vivienda SHF, S.A. de C.V.; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Chairman of Casa de Moneda de México; Federal Electricity Commission; Comisión Nacional de Vivienda; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Chairman of Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros; Comité Nacional para el Desarrollo Sustentable de la Caña de

2009

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Azúcar; Chairman of Financiera Rural; Colegio de Postgraduados; Consejo Nacional de Fomento Educativo; Comisión Nacional Forestal; Fondo de Cultura Económica; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto Mexicano de la Juventud; Instituto Mexicano de la Radio; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ciencias Penales; Instituto Nacional para la Educación de los Adultos; Servicio Postal Mexicano; Sistema Nacional para el Desarrollo Integral de la Familia; Telecomunicaciones de México; Instituto Mexicano del Seguro Social; Instituto Nacional de las Mujeres; Instituto Nacional de las Personas Adultas Mayores; Instituto para la Protección al Ahorro Bancario; Chairman of Lotería Nacional para la Asistencia Pública; Chairman of Servicio de Administración y Enajenación de Bienes; Chairman of Servicio de Administración Tributaria; Comisión Nacional del Agua; Fideicomiso para la Implantación de los Sistemas Normalizado de Competencia Laboral y de Certificación de Competencia Laboral; Chairman of the Fondo de Operación y Financiamiento Bancario a la Vivienda; ProMéxico; Archivo General de la Nación; Coordinación Nacional del Programa de Desarrollo Humano Oportunidades; Fondo Nacional para la Cultura y las Artes; Instituto Nacional del Derecho de Autor; Comisión de Política Gubernamental en materia de Derechos Humanos; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Chairman of Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial de la Coordinación Operativa en los Puntos de Internación en Territorio Nacional; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial para la Instrumentación del Registro Nacional de Población; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Comisión de Transparencia y Combate a la Corrupción en la Administración Pública Federal; Consejo Nacional de Evaluación para la Vida y Trabajo; Comisión Nacional de Inversiones Extranjeras; Consejo Nacional de Infraestructura; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Intersecretarial de Desarrollo Social; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Chairman of the Comisión de Cambios of Banco de México; Consejo Nacional de Vivienda; Consejo Nacional para las Personas con Discapacidad; Instituto Nacional de Administración Pública, A.C.; Comisión Permanente de Servicios de Salud a la Comunidad; Consejo de Salubridad General; Consejo General de Investigación Científica y Tecnológica; Consejo Nacional de Protección Social en Salud; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión Coordinadora para la Negociación de Precios de Medicamentos y Otros Insumos para la Salud; Comisión Ambiental Metropolitana; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, Pequeña y Mediana Empresa; Fideicomiso e-México; Fideicomiso 850-0 Estado Mayor Presidencial; Fondo de Cobertura Social de Telecomunicaciones; Governor for Mexico of Banco Interamericano de Desarrollo and Corporación Interamericana de Inversiones; Governor for Mexico of International Bank for Reconstruction and Development (World Bank); and Governor for Mexico of Banco de Desarrollo del Caribe.

Mr. Alejandro Mariano Werner Wainfeld

Board Member of Petróleos Mexicanos and Undersecretary of Finance and Public Credit

Born: 1967

Business experience: Head of the Economic Planning Unit of the SHCP; Chief of Staff of the Secretary of Finance and Public Credit; and Director of Economic Studies of Banco de México.

Other board memberships: Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Banco Nacional de Comercio Exterior, S.N.C.; Banco Nacional de Obras y Servicios Públicos, S.N.C.; Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.; Nacional Financiera, S.N.C.; Sociedad Hipotecaria Federal, S.N.C.; Seguros de Crédito a la Vivienda SHF, S.A. de C.V.; Agroasemex, S.A., Instituto Nacional de Seguros; CNBV; Comisión Nacional de Seguros y Fianzas; Comisión Nacional del Sistema de Ahorro para el Retiro; Fondo de Operación y Financiamiento

2010

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Bancario a la Vivienda; Fideicomiso que administrará el Fondo para el Fortalecimiento de Sociedades y Cooperativas de Ahorro y Préstamo de Apoyo a sus Ahorradores; Chairman of the Fondo Nacional de Infraestructura; Fideicomiso para la Constitución del Fondo de Capitalización e Inversión del Sector Rural; Fondo de Garantía y Fomento para la Agricultura; Ganadería y Avicultura; Fondo de Garantía y Fomento para las Actividades Pesqueras; Consejo Nacional de Población; Fideicomiso Liquidador de Instituciones y Organizaciones Auxiliares de Crédito; Casa de Moneda de México; Comisión Nacional de Vivienda; Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros; Financiera Rural; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; Instituto Mexicano del Seguro Social; Instituto para la Protección al Ahorro Bancario; Servicio de Administración y Enajenación de Bienes; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Governor of Banco Interamericano de Desarrollo and Corporación Interamericana de Inversiones (Alternate); Governor of World Bank (Alternate); Governor of Banco de Desarrollo del Caribe (Alternate); Banco Centroamericano de Integración Económica (Alternate); Governor of European Bank for Reconstruction and Development (Alternate); North American Development Bank (Alternate); Consejo Nacional de Vivienda; Comisión de Comercio Exterior; Chairman of Comité de Recursos Humanos y Desarrollo Institucional of Sociedad Hipotecaria Federal, S.N.C.; Chairman of Comité de Recursos Humanos y Desarrollo Institucional of Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.; Chairman of Comité de Recursos Humanos y Desarrollo Institucional of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of Comité de Recursos Humanos y Desarrollo Institucional of Banco Nacional de Comercio Exterior, S.N.C.; Chairman of Comité de Recursos Humanos y Desarrollo Institucional of Nacional Financiera, S.N.C.; Chairman of Comité de Recursos Humanos y Desarrollo Institucional of Financiera Rural; Comisión de Cambios of Banco de México; Comisión Nacional de Inversiones Extranjeras; and Fidecomiso para la Administración de Financiamientos Externos.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Salvador Vega Casillas	Board Member of Petróleos Mexicanos and Secretary of Public Function Born: 1961 Business experience: Undersecretary of the Ministry of Public Function; Federal Deputy of the LIXth Legislature; and Local Deputy of the LXVIIIth Legislature.	2009

Mr. Fernando Pacheco Martínez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: Exterior and Propaganda Secretary of the Union; Internal and Agreements Secretary of the Union; and General Secretary of Section 24 of the Union.	2007

Mr. Jorge Wade González	Board Member of Petróleos Mexicanos and Union Representative Born: 1947 Business experience: Union commissioner of Petróleos Mexicanos.	2007

Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos and Union Representative Born: 1954 Business experience: Senator of the LIXth Legislature; Chairman of the General Supervision Board of the General Executive Committee of the Union; and Treasury Secretary of the General Executive Committee of the Union.	2001

Mr. Héctor Manuel Sosa Rodríguez	Board Member of Petróleos Mexicanos and Union Representative Born: 1964 Business experience: General Secretary of Section 34 of the Union; Officer in the Local Executive Committee of Section 34 of the Union; and Commissioner of the General Executive Committee of the Union.	2007

Mr. Pedro García Barabata	Board Member of Petróleos Mexicanos and Union Representative Born: 1957 Business experience: Union commissioner of Petróleos Mexicanos.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Fortunato Álvarez Enríquez	Professional Board Member of Petróleos Mexicanos Born: 1937 Business experience: Head of Governmental Audit of the SFP; Head of the Internal Control Body of Petróleos Mexicanos; and Regional Delegate of the Instituto Mexicano del Seguro Social in Baja California and San Luis R.C. Sonora.	2009

Mr. Héctor Moreira Rodríguez	Professional Board Member of Petróleos Mexicanos Born: 1946 Business experience: Vice Chancellor of the Instituto Tecnológico y de Estudios Superiores de Monterrey; Undersecretary of Hydrocarbons of the Ministry of Energy; and Undersecretary of Energy Planning and Technology Development of the Ministry of Energy.	2009

Mr. Rogelio Gasca-Neri	Professional Board Member of Petróleos Mexicanos Born: 1942 Business experience: Independent Consultant; Chairman of Cintra, S.A.; and Counsel General of Mexico in Austin, Texas.	2009

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Petróleos Mexicanos Born: 1967 Business experience: Advisor on Energy Policy of the Chamber of Deputies (LVIth, LIXth and LXth Legislatures); and Technical Instructor of the Instituto de Capacitación Ferrocarrilera.	2009

Mr. Juan José Suárez Coppel	Director General Born: 1959 Business experience: Chief Administrative and Financial Officer of Grupo Modelo, S.A.B. de C.V., Chief Financial Officer of Petróleos Mexicanos; and Chief of Staff of the Secretary of Finance and Public Credit. Other board memberships: Federal Electricity Commission; Chairman of I.I.I. Servicios, S.A. de C.V.; Chairman of Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; Corporación Mexicana de Investigación en Materiales, S.A. de C.V.; and Chairman of the Instituto Mexicano del Petróleo.	2009

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Carlos Alberto Treviño Medina	Chief Financial Officer/Corporate Director of Finance Born: 1970 Business experience: Director General of Programming and Budgeting of the SHCP; Administrative Official of the Ministry of Economy; and Administrative Official of the Ministry of Energy. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; I.I.I. Servicios, S.A. de C.V.; and Instituto Mexicano del Petróleo.	2010

Ms. Martha Alicia Olvera Rodríguez	Deputy Director of Programming and Budgeting Born: 1954 Business experience: Associate Managing Director of Planning and Financial Programming of Petróleos Mexicanos; Associate Managing Director of Budget Control of Petróleos Mexicanos; and Deputy Manager of Programs Integration of Petróleos Mexicanos.	2002

Mr. Mauricio Alazraki Pfeffer	Deputy Director of Finance and Treasury Born: 1965 Business experience: Associate Managing Director of Finance of Petróleos Mexicanos; Deputy Manager of Capital Markets of Petróleos Mexicanos; and Manager of Corporate Finance for Latin America of West Merchant Bank, Ltd.	2006

Mr. Víctor M. Cámara Peón	Deputy Director of Financial Information Systems Born: 1943 Business experience: Advisor of the Chief Financial Officer of Petróleos Mexicanos; Director of Control and Operational Risk of Banco Nacional de México, S.A.; and Director General of Human Resources of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003

Mr. Luis Felipe Luna Melo	Deputy Director of Economic Planning Born: 1956 Business experience: Deputy Director of Planning and Project Development of Petróleos Mexicanos; Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals; and President of P.M.I. Norteamérica, S.A. de C.V.	2010

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Salvador Ortíz Fernández	Acting Deputy Director of Risk Management Born: 1959 Business experience: Associate Managing Director of Risk and Insurance of Petróleos Mexicanos; Assistant General Director of Research and Development of Instituto para la Protección al Ahorro Bancario; and Director of Corporate Financing of Banco Unión, S.A.	2010

Mr. Esteban Levin Balcells	Corporate Director of Administration Born: 1972 Business experience: Chief Financial Officer of Petróleos Mexicanos; Deputy Director of Finance and Treasury of Petróleos Mexicanos; and Acting Deputy Director of the Financial Information Systems of Petróleos Mexicanos. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2010

Ms. Guadalupe Merino Bañuelos	Deputy Director of Corporate Services Born: 1971 Business experience: Deputy Director of Economic Planning of Petróleos Mexicanos; Associate Managing Director of Finance of Petróleos Mexicanos; and Associate Managing Director of Risk Control of Petróleos Mexicanos.	2010

Mr. Víctor M. Vázquez Zárate	Deputy Director of Health Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Administrative Deputy Manager of Medical Services of Petróleos Mexicanos; and Director of Central South High Specialty Hospital of Petróleos Mexicanos.	2000

Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources and Labor Relations Born: 1959 Business experience: Acting Corporate Director of Administration of Petróleos Mexicanos; Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos; and Leader of Human Resources Unit of Petróleos Mexicanos.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Ignacio López Rodríguez	Corporate Deputy Director of Equity Administration Born: 1971 Business experience: Deputy Director of Corporate Services of Petróleos Mexicanos; Private Secretary of the Corporate Director of Administration of Petróleos Mexicanos; and Legal Advisor of the Corporate Director of Administration of Petróleos Mexicanos.	2010

Mr. Miguel Ángel Pérez Fernández	Coordinator of Governmental Programs and Strategic Consolidation Born: 1953 Business experience: Associate Managing Director of Corporate Financial Administration of Petróleos Mexicanos; Deputy Manager of Financial Resources of Petróleos Mexicanos; and Deputy Manager of Operative Treasury of Petróleos Mexicanos.	2010

Mr. Carlos Rafael Murrieta Cummings(1)	Corporate Director of Operations Born: 1965 Business experience: Consultant/Director of McKinsey & Co.	2009

Vacant	Chief of the Unit of Suppliers Development and National Content

Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Strategy and Operative Planning Born: 1959 Business experience: Deputy Director of Operations Evaluation of Pemex-Refining; Associate Managing Director of Operations and Evaluation of Petróleos Mexicanos; and Deputy Manager of Economic Studies of Petróleos Mexicanos.	2004

Mr. Alejandro Martínez Sibaja	Deputy Director of Operation and Strategy Execution Born: 1956 Business experience: Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals; Commercial Associate Managing Director of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Operations of PMI.	2005

Mr. Luis Fernando Betancourt Sánchez	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1967 Business experience: Associate Managing Director of Operative Discipline and Execution of PEMEX-SSPA	2010

(1)	Mr. Fausto Barajas Cummings, Board Member of Pemex-Exploration and Production, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, is the first cousin of Mr. Carlos Rafael Murrieta Cummings.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	System of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Pemex-Refining; and Associate Managing Director of Implementation of PEMEX-SSPA System of Petróleos Mexicanos.

Mr. Emilio Mario Aguado Calvet	Acting Deputy Director of Business Process and Technological Infrastructure Born: 1954 Business experience: Associate Managing Director of Strategy Evaluation of Petróleos Mexicanos; Deputy Manager of Performance Evaluation of Petróleos Mexicanos; and Coordinator of Negotiations Allocation of Petróleos Mexicanos.	2009

Mr. Ramón Guerrero Esquivel	Deputy Director of Supplies Born: 1946 Business experience: President and Chief Executive Officer of Integrated Trade Systems, Inc.; Director of Supply Process Redesign in Petróleos Mexicanos; and President and Chief Executive Officer of Integrated Trade Systems, Inc.	2010

Vacant	Deputy Director of Pipeline Transportation System Coordination

Mr. Pedro Ismael Hernández Delgado(2)	Deputy Director of Maintenance Coordination Born: 1957 Business experience: Associate Managing Director of Tracking the Industrial Safety and Environmental Protection System of Petróleos Mexicanos; Associate Managing Director of Refineries Maintenance of Pemex-Refining; and Associate Managing Director of Infrastructure Development of Pemex-Refining. Other board memberships: Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (Alternate).	2006

Mr. Ernesto Ríos Patrón	Acting Corporate Director of Engineering and Project Development Born: 1968 Business experience: Corporate Director of Planning and Institutional Development of the Instituto Mexicano del Petróleo; Operative Coordinator of Projects of the Instituto Mexicano del Petróleo; and Associate Managing Director of Strategic Planning of the Instituto Mexicano del Petróleo.	2010

(2)	Mr. Ismael Hernández Amor, President of PMI Holdings North America, Inc., is the half-brother of Mr. Pedro Ismael Hernandez Delgado.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Leonardo Cornejo Serrano	Deputy Director of Special Projects Born: 1969 Business experience: Associate Managing Director of Projects of Petróleos Mexicanos; Associate Managing Director of Projects and Construction of Pemex-Gas and Basic Petrochemicals; and Technical Specialist of CIATEQ, A.C.	2009

Vacant	Deputy Director of Planning and Project Development

Mr. José Francisco Albarrán Nuñez	Deputy Director of Projects Operations Born: 1946 Business experience: Advisor to the Corporate Direction of Engineering and Project Development of Petróleos Mexicanos; Associate Managing Director of Projects of ICA Fluor Daniel, S. de R.L. de C.V.; and Director of Operations of ICA Constructora Civil.	2008

Vacant	Acting Deputy Director of Industrial Projects

Mr. Mauricio Abraham Galán Ramírez	Corporate Director of Technology and Business Processes Born: 1970 Business experience: Director of Systems and Technology of Grupo Comercial Chedraui, S.A.B. de C.V.; Director of SAP Excellence Center of Grupo Modelo, S.A.B. de C.V.; and Associate Managing Director of Technology and Information Processes of Pemex-Refining.	2010

Mr. José Néstor García Reza	General Counsel Born: 1965 Business experience: Head of Legal Advising Office of Pemex-Exploration and Production; Chief of the Legal Unit of Pemex-Exploration and Production; and Legal Director of Banca Quadrum, S.A.	2005

Mr. Gustavo Ernesto Ramírez Rodríguez	Head of the Internal Control Body Born: 1956 Business experience: Alternate Public Commissioner of the Energy Sector of the SFP; Partner and Director General of Consultores and Asesores Independientes Ramírez y Asociados, S.A. de C.V.; and Advisor to the Deputy Director of Management of the Consejo de Promoción Turística de México, S.A. de C.V.	2008

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Vacant	Acting Head of Liabilities Area and Head of Complaints Area

Mr. Benjamín Hedding Galeana	Head of Control and Evaluation Auditing and Support to Good Governance Born: 1945 Business experience: Head of Control and Evaluation Auditing and Support to Good Governance of the CNBV; Coordinator of the Colonial Cities and Urban Centers Program of the Ministry of Tourism; and Chief Executive Officer of Electric Transportation Services of the Federal District Department.	2005

Mr. Héctor Aguiñaga Pérez	Head of the Internal Auditing Area Born: 1950 Business experience: National Director of Management Assurance Services of KPMG Cárdenas Dosal, S.C.; General Auditor of Pan-American Beverages, Inc.; and General Auditor of Sears Roebuck, S.A. de C.V.	2004

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2009

Mr. Miguel Tame Domínguez	Board Member of Pemex-Exploration and Production (refer to Pemex-Refining)	2009

Mr. Jordy Hernán Herrera Flores	Board Member of Pemex-Exploration and Production (refer to Pemex-Gas and Basic Petrochemicals)	2010

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Exploration and Production (refer to Pemex-Petrochemicals)	2001

Mr. Mario Gabriel Budebo	Board Member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1963 Business experience: President of the Comisión Nacional del Sistema de Ahorro para el Retiro; Chief of Staff of the Secretary of Finance and Public Credit; and General Coordinator of Revenues Policy of the Ministry of Finance and Public Credit. Other board memberships: Banco Nacional de Comercio Exterior, S.N.C. (Alternate); and Nacional Financiera, S.N.C. (Alternate).	2007

Mr. Fausto Barajas Cummings(3)	Board Member of Pemex-Exploration and Production and Technical Secretary of Infrastructure and Tourism of the President’s Office Born: 1972 Business experience: Deputy Director of Economic Planning of Petróleos Mexicanos; Associate Managing Director of Planning and Economic Performance Evaluation of Petróleos Mexicanos; and Consultant of McKinsey & Co.	2009

Mr. Dionisio Arturo Pérez-Jácome Friscione

Board Member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Ministry of Finance and Public Credit

Born: 1967

Business experience: Chief of Staff of the President’s Office; Coordinator of Economy Policy at the Public Policy Unit of the Transition Team of President Elect; Partner of Mercer Management Consulting; and President of the Energy Regulatory Commission.

Other board memberships: Federal Electricity Commission (Alternate); Banco Nacional de Obras y Servicios Públicos, S.N.C.; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; and Banco Nacional de Comercio Exterior, S.N.C.

		2007

(3)	Mr. Carlos Rafael Murrieta Cummings, Corporate Director of Operations of Petróleos Mexicanos, is the first cousin of Mr. Fausto Barajas Cummings.

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Vacant	Board Member of Pemex-Exploration and Production

Mr. Carlos Arnoldo Morales Gil	Director General Born: 1954 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning of Pemex-Exploration and Production. Other board memberships: Chairman of Compañía Mexicana de Exploraciones, S.A. de C.V.	2006

Mr. Sergio Aceves Borbolla	Deputy Director of Engineering and Strategic Works Development Born: 1959 Business experience: Associate Managing Director of Projects (Northeastern Marine region) of Pemex-Exploration and Production; Associate Managing Director of Construction of Pemex-Exploration and Production; and Head of Transition Projects of Pemex-Exploration and Production.	2005

Mr. Vinicio Suro Pérez	Deputy Director of Planning and Evaluation Born: 1956 Business experience: Associate Managing Director of Hydrocarbon Reserves of Pemex-Exploration and Production; Chief of the Hydrocarbon Reserves Unit of Pemex-Exploration and Production; and Specialists Coordinator of Pemex-Exploration and Production.	2006

Mr. J. Javier Hinojosa Puebla	Deputy Director of Drilling and Well Maintenance Born: 1958 Business experience: Deputy Director (Northeastern Marine region) of Pemex-Exploration and Production; Coordinator of the Executive Commercial Operative Coordination of Pemex-Exploration and Production; and Associate Managing Director of Analysis and Technical Operative Evaluation (Southern region) of Pemex-Exploration and Production.	2009

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Juan Arturo Hernández Carrera	Deputy Director (Northern region) Born: 1961 Business experience: Manager of Integral Burgos Business Unit of Pemex-Exploration and Production; Associate Managing Director of Planning and Evaluation (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning and Evaluation (Southwestern Marine region) of Pemex-Exploration and Production.	2009

Mr. Jesús Hernández San Juan	Deputy Director of Distribution and Trading Born: 1955 Business experience: Associate Managing Director of Transport and Distribution of Hydrocarbons of Pemex-Exploration and Production; Deputy Manager of Transport and Distribution of Gas and Condensates of Pemex-Exploration and Production; and Chief of the Compression Systems Department of Pemex-Exploration and Production.	2006

Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety and Environmental Protection Born: 1948 Business experience: Advisor of the Corporate Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; Director General of Industrias Tecnos, S.A. de C.V.; and Plant Manager of Dupont, S.A. de C.V.	2003

Mr. Gustavo Hernández García	Deputy Director (Southwestern Marine region) Born: 1958 Business experience: Associate Managing Director of Planning and Evaluation (Northeastern Marine region) of Pemex-Exploration and Production; Manager of Integral Ku-Maloob-Zaap Business Unit of Pemex-Exploration and Production; and Associate Managing Director of Planning (Northeastern Marine region) of Pemex-Exploration and Production.	2009

Mr. Mario Alberto Ávila Lizárraga	Deputy Director of Marine Services Coordination Born: 1964 Business experience: Advisor and Administrative Auditor of several public and private companies.	2010

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Acting Deputy Director of Supplies of Petróleos Mexicanos; Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and Director General of Programming and Budget of Energy and Infrastructure of the Ministry of Finance and Public Credit.	2005

Mr. Luis Sergio Guaso Montoya	Deputy Director of New Models of Execution Born: 1963 Business experience: Associate Managing Director of Economic Analysis of Pemex-Exploration and Production; Associate Managing Director of Investment Resources of Pemex-Exploration and Production; Economic Advisor of P.M.I. Holdings North America, Inc.	2003

Mr. Francisco Javier Barraza Rodríguez	Deputy Director of Technology Information Coordination Born: 1943 Business experience: Technical Support on Documental Technology of Imaserve; Director of Administrative Systems of Scotiabank Inverlat, S.A.; and External Consultant on Administrative Systems.	2003

Mr. Pedro Silva López	Technical Deputy Director of Exploitation Born: 1953 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Deputy Director of Operations Coordination of Petróleos Mexicanos; and Executive Director of the SGP of Pemex-Exploration and Production.	2009

Mr. Joaquín Rosete Téllez	Deputy Director (Northeastern Marine region) Born: 1949 Business experience: Manager of Integral Ku-Maloob-Zaap Business Unit of Pemex-Exploration and Production; Associate Managing Director of Planning (Northeastern Marine region) of Pemex-Exploration and Production; and Associate Managing Director of Technical and Operative Coordination (Northeastern Marine region) of Pemex-Exploration and Production.	2009

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. José R. Serrano Lozano	Deputy Director (Southern region) Born: 1956 Business experience: Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production; Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning (Northern region) of Pemex-Exploration and Production.	2007

Mr. José Antonio Escalera Alcocer	Technical Deputy Director of Exploration Born: 1958 Business experience: Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; Manager of Integral Poza Rica - Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2007

Mr. Karim Elías Bobadilla	Head of the Internal Control Body Born: 1971 Business experience: Director General of Management of the President’s Office; Leader of Government Banking of Grupo Financiero HSBC; and Executive of Commercial Banking of Grupo Financiero HSBC.	2007

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2009

Mr. Jordy Hernán Herrera Flores	Board Member of Pemex-Refining (refer to Pemex-Gas and Basic Petrochemicals)	2007

Mr. Carlos A. Morales Gil	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2006

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Refining (refer to Pemex-Petrochemicals)	2001

Mr. Antonio Vivanco Casamadrid	Board Member of Pemex-Refining and Chief of Staff of the President Born: 1972 Business experience: Technical Secretary of the Infrastructure and Tourism Cabinet of the President’s Office; Technical Secretary of the Social Cabinet of the President’s Office; and Public Policy Analyst for the President-Elect.	2008

Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2007

Vacant	Board Member of Pemex-Refining

Vacant	Board Member of Pemex-Refining

Mr. Miguel Tame Domínguez	Director General Born: 1946 Business experience: Director General of Pemex-Refining; Deputy Director of Production of Pemex-Refining; and Associate Managing Director of Refinery “Miguel Hidalgo” of Pemex-Refining. Other board memberships: Instituto Mexicano de Ingenieros Químicos; and Fundación Politécnico, A.C.	2009

Mr. Moisés Ithuriel Orozco García	Deputy Director of Trading Born: 1968 Business experience: Executive Advisor to the Director General Office of Petróleos Mexicanos; Corporate Director of Administration of Petróleos Mexicanos; and Executive Advisor to the Director General’s Office of Petróleos Mexicanos.	2007

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Francisco Fernández Lagos	Deputy Director of Distribution Born: 1955 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; Associate Managing Director of Maintenance Management of Pemex-Exploration and Production; and Associate Managing Director of Pipelines Maintenance of Pemex-Exploration and Production.	2010

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Finance and Management Born: 1951 Business experience: Director General of Cámara de la Industria del Hierro y del Acero; Deputy Director of Management of Delegación Benito Juárez in Mexico City; and Director General of Trichem de México, S.A. de C.V.	2003

Mr. Dionicio Octavio González Rojo	Deputy Director of Planning, Coordination and Evaluation Born: 1956 Business experience: Associate Managing Director of Refinery “Ing. Héctor R. Lara Sosa” of Pemex-Refining; Head of the Production Negotiation Unit of Pemex-Refining; and Head of the Evaluation and Planning Unit of Pemex-Refining.	2010

Mr. Antonio Álvarez Moreno	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1958 Business experience: Associate Managing Director of Industrial Safety and Occupational Health of Petróleos Mexicanos; Chief of the Industrial Safety and Environmental Protection Unit of Refinery “Ing. Antonio M. Amor” of Pemex-Refining; and Acting Consultant of Industrial Safety and Environmental Protection of Pemex-Refining.	2007

Mr. Bernardo de la Garza Hesles	Deputy Director of Production Born: 1965 Business experience: Commercial Director of Crude Oil of PMI; President of PMI Holdings North America, Inc.; and Vice President of PMI Holdings North America, Inc.	2010

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Francisco Javier Fuentes Saldaña	Deputy Director of Storage and Allotment Born: 1964 Business experience: Associate Managing Director of Business Development and Marketing of Pemex-Refining; Associate Managing Director of Human Resources of Pemex-Refining; and Director General of Planning of Diconsa, S.A. de C.V.	2010

Ms. Lucía Villalón Trujillo	Head of the Internal Control Body Born: 1966 Business experience: Head of the Internal Control Body of the Lotería Nacional para la Asistencia Pública; Assistant Legal Secretary of the Instituto para la Protección al Ahorro Bancario; and Associate Managing Director of Regulations of the CNBV.	2009

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2009

Mr. Carlos A. Morales Gil	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2006

Mr. Miguel Tame Domínguez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Refining)	2009

Mr. Rafael Beverido Lomelín	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Petrochemicals)	2001

Mr. Mario Gabriel Budebo	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007

Mr. Fausto Barajas Cummings	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2009

Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007

Vacant	Board Member of Pemex-Gas and Basic Petrochemicals

Mr. Jordy Hernán Herrera Flores	Director General Born: 1972 Business experience: Undersecretary of Energy Planning and Technological Development of the Ministry of Energy; Director General of the Investments Promotion Unit of the Ministry of Energy; and Private Secretary of the Ministry of Energy.	2010

Mr. Salvador Ortiz Vértiz	Deputy Director of Natural Gas Born: 1949 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; General Coordinator of Mining of the Ministry of Economy; and Assistant Director of Grupo Financiero Banamex-Accival, S.A.	2007

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Fernando Amor Castillo	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1950 Business experience: Associate Managing Director of Reynosa-Burgos GPC of Pemex-Gas and Basic Petrochemicals; Superintendent General of Pemex-Gas and Basic Petrochemicals; and Superintendent of Production of Pemex-Gas and Basic Petrochemicals. Other board memberships: Chairman of Pasco International Ltd.; Chairman of Pasco Terminals, Inc.; Chairman of Pan American Sulphur, Ltd.; Chairman of Terrenos para Industrias, S.A.; and Gasoductos de Chihuahua, S. de R.L. de C.V.	2009

Mr. Arturo Arregui García	Deputy Director of Planning Born: 1957 Business experience: Advisor to the General Direction of Petróleos Mexicanos; and Associate Managing Director of Investment Analysis and Operating Expenses of Pemex-Refining.	2008

Mr. Agustín Castro Pérez	Deputy Director of Management and Finance Born: 1962 Business experience: Associate Managing Director of Evaluation and Information of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Programming of Pemex-Gas and Basic Petrochemicals; and Deputy Manager of Information of Pemex-Gas and Basic Petrochemicals. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2006

Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director and Superintendent of Nuevo Pemex PC; and General Coordinator of Acquisitions Engineering of Petróleos Mexicanos.	1996

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Víctor Domínguez Cuéllar	Deputy Director of Pipelines Born: 1959 Business experience: Associate Managing Director of Planning and Evaluation of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Planning of Pemex-Gas and Basic Petrochemicals; and General Superintendent of Electromechanic Processes and Public Works of Pemex-Exploration and Production. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.; Gasoductos de Tamaulipas, S. de R.L. de C.V.; and TDF, S. de R.L. de C.V.	2007

Mr. Francisco Arturo García Agraz Sánchez	Head of the Internal Control Body Born: 1961 Business experience: Regulatory Comptroller Director of Banco Santander, S. A., Institución de Banca Múltiple, Grupo Financiero Santander; Director General of Estrategia Corporativa, S.A.; and Associate of Goodrich, Riquelme y Asociados, S.C.	2007

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Juan José Suarez Coppel	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2009

Mr. Jordy Hernán Herrera Flores	Board Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	2007

Mr. Miguel Tame Domínguez	Board Member of Pemex-Petrochemicals (refer to Pemex-Refining)	2009

Mr. Carlos A. Morales Gil	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2006

Vacant	Board Member of Pemex-Petrochemicals

Mr. Fausto Barajas Cummings	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2009

Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2007

Vacant	Board Member of Pemex-Petrochemicals

Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General of Industrias Negromex, S.A. de C.V.; Director General of Housmex Inc.; and Director General of Hules Mexicanos, S.A.	2001

Mr. Manuel Sánchez Guzmán	Deputy Director of Planning Born: 1949 Business experience: Associate Managing Director of Studies and Projects of Pemex-Petrochemicals; Advisor to the Director General of Pemex-Petrochemicals; and Director General of Human Resource of Grupo ICA, S.A. de C.V.	2009

Mr. Mario Hugo González Petrikowsky	Deputy Director of Management and Finance Born: 1937 Business experience: Associate Managing Director of Budgeting of Petróleos Mexicanos; Advisor to the Deputy Direction of Planning and Budgeting of Petróleos Mexicanos; and Deputy Director of Planning of Pemex-Petrochemicals.	2001

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005

Mr. Carlos Xavier Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Executive Director of Petrochemical Projects of Pemex-Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Deputy Director of Trading of Pemex-Petrochemicals. Other board memberships: Asociación Petroquimica Latinoamericana	2007

Mr. Luis Guillermo Pineda Bernal	Head of the Internal Control Body Born: 1956 Business experience: Head of Liabilities Area and Head of Complaints Area of Pemex-Petrochemicals; Head of Liabilities Area of Petroquímica Cosoleacaque, S.A. de C.V.; Head of Liabilities Area and Head of Complaints Area of Petroquímica Escolín, S.A. de C.V.	2010

Compensation of Directors and Officers

For the year ended December 31, 2009, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (90 persons) paid or accrued in that year for services in all capacities was approximately Ps. 192.5 million. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services. The compensation paid or accrued during 2009 to the professional members of the Boards of Directors of Petróleos Mexicanos was approximately Ps. 9.3 million.

Board Practices

Except in the case of the professional members, neither the members of the Boards of Directors nor the executive officers of Petróleos Mexicanos or the subsidiary entities are appointed for a specific term. Except for those selected by the Petroleum Workers’ Union and the professional members, the members of the Boards of Directors of Petróleos Mexicanos and each of the subsidiary entities, and the Directors General of Petróleos Mexicanos and each of the subsidiary entities, serve subject to the discretion of the President of Mexico. Except in the case of the professional members first appointed under the Petróleos Mexicanos Law, the four professional members will be appointed for six-year terms, and may be appointed for an additional term of the same length.

On June 17, 2009, the Board of Directors of Petróleos Mexicanos appointed members to and convened the seven committees established in the Petróleos Mexicanos Law to support its work. The memberships of these committees consist of the Mexican Government representatives who act as Board members of Petróleos Mexicanos and the professional board members of Petróleos Mexicanos. See “Item 6—Directors, Senior Management and Employees.”

Audit and Performance Evaluation Committee

From March 2008 through June 2009, the Independent Audit Committee of Petróleos Mexicanos oversaw the preparation of the accounting and financial information of PEMEX, and approved the appointment of its external auditors as designated by the SFP. That committee and its members are described in the Annual Report on Form 20-F of Petróleos Mexicanos for its fiscal year ended December 31, 2008, filed with the SEC on June 30, 2009.

The Petróleos Mexicanos Law provided for the establishment of an Audit and Performance Evaluation Committee which, in July 2009, replaced the Independent Audit Committee of Petróleos Mexicanos. Among other duties, the Audit and Performance Evaluation Committee is required to oversee our management and evaluate our financial and operational performance, as well as to appoint and evaluate our external auditors, set their compensation and make determinations as to whether to select other auditors.

Each member of the Audit and Performance Evaluation Committee is “independent” of Petróleos Mexicanos within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act).

The Audit and Performance Evaluation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Audit and Performance Evaluation Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Gerardo Ruiz Mateos, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the SFP attends and may speak at the committee’s sessions, but has no voting power.

Compensation Committee

The Compensation Committee is chaired by a professional member of the Board of Directors of Petróleos Mexicanos and, among other duties, proposes the compensation of the Director General and other members of senior management of Petróleos Mexicanos, up to three levels below the Director General, based on their performance and measurable results.

The Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Compensation Committee;

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

Strategy and Investment Committee

The Strategy and Investment Committee is chaired by a professional member of the Board of Directors of Petróleos Mexicanos and, among other duties, analyzes the business plan and investment portfolio of Petróleos Mexicanos and its subsidiary entities. This committee also supervises and evaluates investments made by Petróleos Mexicanos.

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Strategy and Investment Committee;

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Patricia Flores Elizondo, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos.

Transparency and Accountability Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information. The Transparency and Accountability Committee of Petróleos Mexicanos consists of the following members:

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

Development and Technological Research Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry. The Development and Technological Research Committee of Petróleos Mexicanos consists of the following members:

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

Environmental and Sustainability Committee

This committee, among other duties, is responsible for promoting the development by PEMEX of environmental protection policies and the achievement of sustainable development. The Environmental and Sustainability Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Environmental and Sustainability Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Gerardo Ruiz Mateos, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the Ministry of the Environment and Natural Resources attends and may speak at the committee’s sessions, but has no voting power.

Acquisitions, Leasing, Works and Services Committee

This committee, among other duties, reviews, evaluates, monitors and develops recommendations regarding the annual programs of Petróleos Mexicanos for acquisition, construction and services contracts, and determines whether an exception to the public bidding process is applicable in specific cases. The Acquisitions, Leasing, Works and Services Committee consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Acquisitions, Leasing, Works and Services Committee;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Patricia Flores Elizondo, member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Georgina Y. Kessel Martínez, Chairwoman of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the SFP attends and may speak at the committee’s sessions, but has no voting power.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2009, Petróleos Mexicanos and the subsidiary entities had 145,146 employees, as compared to 143,421 at December 31, 2008. During 2009, Petróleos Mexicanos and the subsidiary entities employed an average of 18,232 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2009 % of Total
	2005	2006	2007	2008	2009
Pemex-Exploration and Production	48,371	48,767	49,045	50,273	50,544	34.8
Pemex-Refining	45,335	45,494	44,811	45,510	43,706	30.1
Pemex-Petrochemicals	13,939	14,045	13,823	14,028	13,447	9.3
Pemex-Gas and Basic Petrochemicals	12,018	12,562	12,397	12,976	12,550	8.6
Petróleos Mexicanos	19,508	20,407	21,070	20,634	24,899	17.2

Total	139,171	141,275	141,146	143,421	145,146	100.0

PMI Group	327	322	320	322	315

Source: Petróleos Mexicanos and the PMI Group.

The Petroleum Workers’ Union represents approximately 72% of the work force of Petróleos Mexicanos and the subsidiary entities. Petroleum Workers’ Union members are our employees and they elect their own leadership from among their ranks. Since the Petroleum Workers’ Union’s official establishment in 1938, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations.

Our relationship with our employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union. The collective bargaining agreement regulates extensively all aspects of the relationship of Petróleos Mexicanos and the subsidiary entities with their employees. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually.

On July 23, 2009, Petróleos Mexicanos and the Petroleum Workers’ Union entered into a new collective bargaining agreement that became effective on August 1, 2009. The terms of the agreement provided for a 4.9% increase in wages and a 1.5% increase in other benefits. By its terms, the current collective bargaining agreement is scheduled to expire on July 31, 2011.

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

On November 5, 1997, the SHCP and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for the retirement benefits of PEMEX totaled Ps. 17,949 million in 2008 and Ps. 20,331 million in 2009.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Petróleos Mexicanos and the subsidiary entities have no shareholders because they are decentralized public entities of the Mexican Government. The Mexican Government closely regulates and supervises our operations; it incorporates the annual budget and financing programs of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Mexican Congress for approval.

Mexican Government secretaries hold six of the 15 seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy is the Chairperson of the Board of Directors of Petróleos Mexicanos. An additional four seats on the Board of Directors are held by professional members appointed by the President of Mexico and ratified by the Senate. The various committees of the Board of Directors are comprised only of Mexican Government representatives, i.e., a combination of Mexican Government secretaries and professional members of the Board of Directors. The Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government.”

Related Party Transactions

Under Article 8, Section XI of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), which applies to all of our employees, our employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

Additionally, in accordance with the Petróleos Mexicanos Law, a member of the Board of Directors of Petróleos Mexicanos or of the board of directors of a subsidiary entity may be removed from his or her position for, among other causes: (1) utilizing for personal benefit or for the benefit of any third party the information made available to him or her in connection with the exercise of his or her duties as a member; (2) disclosing such information in violation of applicable law; or (3) not recusing him or herself from discussion of and voting on matters in respect of which he or she has a conflict of interest. A member of the Board of Directors of Petróleos Mexicanos or of the board of directors of a subsidiary entity who acts in contravention of the Petróleos Mexicanos Law may be held liable for any damages thereby caused to Petróleos Mexicanos or a subsidiary entity.

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2009 was Ps. 20.2 million. As of May 31, 2010, the aggregate amount of salary advances outstanding to our executive officers was Ps. 19.3 million.

Item 8.	Financial Information

Legal Proceedings

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as disclosed below, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not made any accruals. At December 31, 2009, the amount claimed in connection with these lawsuits totaled approximately Ps. 44.3 billion. At December 31, 2009, we had accrued a reserve of Ps. 9.9 billion for the contingent liabilities described below.

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

For information on our negotiations with the Petroleum Workers’ Union and collective bargaining agreements, see “Item 6—Directors, Senior Management and Employees—Employees.”

Mexican Government Audits and Other Investigations

Certain rules have been enacted in order to promote a culture of ethics and prevent corruption in our daily operations. On July 31, 2002, a Código de Ética de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration) was published in the Official Gazette of the Federation, containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public officers. On October 3, 2003, we announced a corporate code of conduct for Petróleos Mexicanos and the subsidiary entities, the Código de Conducta de Petróleos Mexicanos y Organismos Subsidiarios (Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities) that defines the code of conduct expected from all employees of Petróleos Mexicanos and its subsidiary entities in the daily performance of their duties, and which is designed to promote transparency and prevent abuses. In addition, on May 12, 2004, the Board of Directors of Petróleos Mexicanos adopted a Code of Ethics for our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. For more information on this Code of Ethics, see “Item 16B—Code of Ethics.” We expect that these efforts will result in a more effective system of internal controls.

In July 2007, the SFP announced that it had fined each of Mr. Raúl Muñoz Leos, ex-Director General of Petróleos Mexicanos and Mr. Juan Carlos Soriano Rosas, ex-General Counsel of Petróleos Mexicanos, an amount of Ps. 862.2 million and banned each of them from holding public office for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Petroleum Workers’ Union. On August 25, 2005, Petróleos Mexicanos and the Petroleum Workers’ Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties have been appealed by the former officers and a final resolution of the matter is pending.

On December 12, 2008, the SEC filed a settled enforcement action charging Siemens AG with violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended. Among other matters, the SEC alleged that two Siemens AG subsidiaries made three illicit payments totaling approximately U.S. $2.6 million to a consultant to assist in settling cost overrun claims in connection with three refinery upgrade projects, and that some portion of those payments was passed on to a senior PEMEX official.

In response to the allegations related to Siemens AG, on December 22, 2008, PEMEX requested an investigation concerning these alleged events, and on December 23, 2008, an investigation was formally initiated by the Internal Control Body of PEMEX, which is independent of PEMEX’s management and under the supervision of the SFP. The investigation is attempting to determine whether any person associated with PEMEX acted improperly in the matters related to the SEC allegations. A Mexican public official who in the course of his or her official duties acts in contravention of, or fails to act in accordance with, applicable law and regulations is subject to administrative penalties and criminal prosecution and punishment. Receipt of a payment to influence a decision regarding a contract would violate Mexican law and the Code of Ethics for Public Servants of the Federal Public Administration.

In May 2010, the SFP filed two criminal complaints and initiated an administrative proceeding against Mary Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption to the detriment of PMI in the amount of U.S. $13 million. The alleged acts involved the sale of ultra low sulfur diesel, to the economic benefit of foreign companies including Blue Oil Trading Ltd. As of the date of this report, this matter remains under investigation.

In March and April 2010, the SFP filed seven criminal complaints against public officials of Pemex-Refining, arising out of an investigation conducted by the Internal Control Body of Pemex-Refining, beginning in 2006. This investigation related to works executed in connection with a ruptured pipeline in Nanchital, Veracruz. It is alleged that the related agreement was executed in contravention of the applicable legal provisions, causing up to Ps. 1,065 million in damages to Pemex-Refining. In addition, the SFP imposed administrative penalties against these public officials, as well as contractors. These penalties have been appealed, and as of the date of this report, a final resolution is still pending.

Actions Against the Illicit Market in Fuels

In conjunction with the SHCP and the Ministry of Energy, we have implemented a number of measures to combat the illegal market in fuels, with the objective of minimizing losses of refined products caused by acts of theft, illegal extraction, tampering and illicit marketing of petroleum products and the associated risks to personnel, facilities and the environment. We report any unlawful activity of which we become aware to the appropriate local or federal authorities.

We have implemented a workplace operational technical assessment program, which has helped us to identify and eliminate areas of vulnerability. In addition, theft in the workplace has been reduced as a result of our analyzing the information provided by certain measurement systems, field surveillance and control instruments. These include mobile laboratories, volumetric control for service stations, terminal operations measurement, integrated control systems (SIMCOT), a satellite tracking system, closed circuit television and online measurement systems. Additionally, we have obtained information through dedicated interfaces in institutional information systems, which were put in place to detect any inconsistencies in the handling of fuels.

During 2009, we implemented several strategic measures in order to decrease incidents of theft in our facilities, including the following:

•

The carrying out of 106 technical operational assessments in PEMEX facilities to detect those areas most vulnerable to illegal activities, along with the issuance of recommendations for preventing such activities.

•

The acquisition of 18 new mobile laboratories, for a total of 42 mobile laboratories in operation (which total was increased in March 2010 to 53, upon the activation of 11 more such mobile laboratories). These mobile laboratories made 19,150 visits to service stations to verify the quality of the products being sold and discourage the sale of altered products.

•

The detection, through the use of satellite tracking systems, of 25 cases of illegal re-routing of fuel deliveries to service stations and unauthorized sites involving PEMEX fuel tank trucks. A total of 17

PEMEX employees implicated in these cases received administrative sanctions in accordance with applicable law, including monetary fines or the suspension of their employment.

•	The monitoring, with closed circuit television systems, of areas at 31 storage and distribution terminals where suspicious transactions were suspected of taking place.

•

The performance of automated product handling and operations in 66 storage and distribution terminals, through the use of measurement and integrated control systems, which led to the timely identification of possible cases of illegal fuel extraction. Additionally, the use of the satellite tracking and closed circuit television systems discussed above has provided valuable evidence in resolving related administrative investigations.

•

The installation and calibration of 60 flow meters at major custody transfer points, in order to measure volumes and determine product balances. Further, the addition of these flow meters has permitted the full automation of the custody transfer system and facilitated information analysis, which enhances the usefulness of the implemented metering equipment by permitting identification of pipelines where constant pressure drops are registered.

•

The monitoring of fuel volumes at the service station level, by comparing PEMEX deliveries against retail sales, and thereby further improving volumetric control monitoring. PEMEX, in conjunction with the Procuraduría General de la República (Office of the Federal Attorney General) and the Tax Administration System, conducts physical product management inspection visits to service stations.

In connection with the effort to combat thefts in the national pipeline system, we carried out the following actions during 2009: the inspection of 4,687 kilometers of pipelines with the use of in-line devices known as go-devils; the re-inspection of certain vulnerable pipelines; and the ongoing evaluation of our monitoring activities. Also during 2009, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Office of the Federal Attorney General, we identified and sealed off 439 illegal pipeline taps, as compared to 367 such taps in 2008. We proceeded, as well, in these cases to file the corresponding criminal reports.

The illicit market in fuels impacts our results of operations due to the loss of revenues that would have been generated from the sale of such products, the production cost of which is already included in our cost of sales. The preventive actions, conducting of in-line inspections and timely monitoring and analysis of pipeline pressure drops, each as described above, have allowed us to more quickly detect illegal pipeline taps, reducing our time of exposure to theft and thereby decreasing the estimated volumes of stolen product. The estimated volume loss for 2009 was 3,078,363 barrels, 38% less than the estimated loss of 4,984,571 barrels in 2008. In the period of May 2009 to December 2009 in particular, estimated lost volumes of product decreased by 69%, as compared to the same period of 2008, from 3,982,135 barrels to 1,228,416 barrels.

On August 18, 2009, Petróleos Mexicanos received a payment of U.S. $2.4 million from the Office of the Federal Attorney General to compensate PEMEX for the illegal sale by Trammo Petroleum Inc., a company based in Houston, Texas of condensates stolen from PEMEX facilities. The Office of the Federal Attorney General had received this sum from U.S. Immigration and Customs Enforcement.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim before the United States District Court for the Southern District of Texas, following an investigation by Mexican and United States authorities of the illicit market for petroleum products originating in the Burgos basin. This investigation revealed the alleged participation of several companies, such as BASF Corporation, Murphy Energy Corporation, Trammo Petroleum Inc., Bio-UN Southwest, Inc., Valley Fuels and U.S. Petroleum Depot, Inc., along with several individuals who have pleaded guilty to criminal charges relating to this scheme. Pemex-Exploration and Production is seeking to recover the value of the petroleum condensate that it believes has been stolen.

As discussed above, in coordination with the SHCP and the Ministry of Energy, we have introduced a number of measures to combat the illegal trade in fuels, and we remain committed to continuing to take actions against such market.

Civil Actions

In September 2001, Conproca, S.A. de C.V. (which we refer to as CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424.9 million and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116 million. As of the date of this report, Petróleos Mexicanos and Pemex-Refining are preparing a brief in connection with a hearing to determine the amounts due to each party.

As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the FPWC program (see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts”) remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004-IV) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On June 7, 2008, Pemex-Exploration and Production responded to this claim. On April 19, 2010, the court issued a resolution declaring that the period for legal action had lapsed. The plaintiffs filed an appeal of this resolution before the Primer Tribunal Unitario en Materia Civil del Primer Circuito (First Unit Civil Court of the First Circuit), which confirmed the resolution but released the plaintiffs from a requirement that they pay court expenses.

In July 2000, Petroquímica Cosoleacaque, S.A. de C.V. (PECOSA, which has since been merged into Pemex-Petrochemicals) filed a claim (No. 18/2000) against Afianzadora Insurgentes, S.A. de C.V. (Afianzadora Insurgentes) and Fianzas México Bital, S.A., Grupo Financiero Bital (Fianzas México) before the Juzgado Décimo de Distrito (Tenth District Court) in Coatzacoalcos, Veracruz. The claim seeks an award of approximately Ps. 218.8 million for a surety bond granted in favor of Agronitrogenados, S.A. de C.V., an ammonia customer of PECOSA. In June 2004, a judgment in favor of PECOSA was issued. In October 2004, the defendants filed an appeal. The Segundo Tribunal Colegiado del Décimo Circuito (Second Joint Court of the Tenth Circuit) in Villahermosa, Tabasco issued a new resolution on June 9, 2008 in favor of Pemex-Petrochemicals. Afianzadora Insurgentes was ordered to pay Ps. 141.3 million in principal, Ps. 6.9 million in interest and Ps. 50.7 million for delay. Fianzas México was ordered to pay Ps. 13.9 million in principal, Ps. 278,200 in interest and Ps. 5.8 million for delay. Both defendants were also ordered to pay the corresponding interest and value added tax related to this claim. In July 2008, each party filed a form of constitutional relief known as an amparo against this resolution. On March 4, 2009, the Primer Tribunal Colegiado del Décimo Circuito (First Joint Court of the Tenth Circuit) in the state of Tabasco admitted such amparos (No. 197/2009, No. 198/2009 and No. 199/2009) for consideration. The related resolutions are still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of U.S. $319.9 million and Ps. 37.2 million. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125.9 million and Ps. 41.5 million. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293.6 million and Ps. 34.5 million, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5.7 million, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. As of the date of this report, Pemex-Exploration and Production is seeking to have this action dismissed. On July 1, 2010, a hearing will be held. In addition, Pemex-Exploration and Production has filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court), requesting that the award be declared null and void. The resolution of this claim is still pending.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. (TGT) commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms.

On December 16, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (Asociación de Transportistas) filed a claim (No. 271/2005-I) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District seeking a declaration that Pemex-Refining was in breach of a transportation agreement dated March 26, 1993, as well as the payment of related damages. Asociación de Transportistas is also seeking that Pemex-Refining authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign them a cargo. On April 29, 2008, a judgment was issued against Pemex-Refining. Pemex-Refining filed an appeal (No. 425/2008) against this resolution before the Primer Tribunal Unitario en materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit), which was granted on October 26, 2009. The plaintiff filed an amparo (No. 696/2009) against this resolution before the Décimo Segundo Tribunal Colegiado (Twelfth Joint Court), which affirmed the previous resolution in favor of Pemex-Refining. This proceeding has therefore concluded. In three other claims filed separately by Asociación de Transportistas against Pemex-Refining, judgments have been granted in favor of Pemex-Refining.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896.9 million for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995.1 million plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before a Tribunal Unitario del Décimo Circuito (Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking approximately Ps. 393 million for, among other things, work performed and not paid for under a pipeline construction agreement, as well as expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89.0 million. Both parties filed appeals (No. 204/2009 and No. 205/2009) against this resolution before the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit). On November 23, 2009, a resolution was granted in favor of Pemex-Refining. The plaintiff filed an amparo (D.C. 03/2010) before the

Décimo Tribunal Colegiado en material Civil (Tenth Joint Civil Court) against this resolution. Pemex-Refining also filed an amparo (D.C. 04/2010) before the Tenth Joint Civil Court since it was ordered to grant a discharge in favor of the plaintiff. On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff’s. The court ordered that the pleadings filed by the plaintiff be analyzed. As of the date of this report, a final resolution is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. A constitutional hearing will be held on July 6, 2010. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490.9 million for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa GPC. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was admitted and the principal claim has therefore been suspended. A final resolution is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. A constitutional hearing will be held on July 9, 2010.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Federal Attorney General’s Office for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25.8 million in damages as a result of this alleged fraud. As of the date of this report, an expert’s opinion to be provided by the Federal Attorney General’s Office is still pending, and the matter remains under investigation.

•

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes’ financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an amparo (No. 345/2010) against this resolution before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Joint Civil Court of the First Circuit). A final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the First Unit Civil and Administrative Court of the First Circuit. A final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The plaintiff’s expert claims that Bardahl’s damages total up to Ps. 18,008 million, while the defendants’ expert claims that there are no damages. The trial is in the evidentiary stage, with the opinion of an independent expert still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex- Refining filed a new amparo (No. 1691/2009) before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing was to be held on June 17, 2010.

The result of these proceedings is uncertain until the final resolutions are issued by the appropriate authorities.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approves the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although until January 2007 Petróleos Mexicanos paid an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2005, 2006 and 2007, Petróleos Mexicanos made advance payments to the Mexican Government in aggregate annual amounts of Ps. 16,501 million, Ps. 269 million and Ps. 4,260 million, respectively, toward the minimum guaranteed dividends for those years. On January 2, 2007, Petróleos Mexicanos made its final advance payment of minimum guaranteed dividends. We do not have a dividend policy; the Mexican Government may require that we make dividend payments at any time. On August 20, 2008, the Board of Directors of Petróleos Mexicanos approved the payment of a Ps. 4,270 million dividend to the Mexican Government. No dividends were declared or paid in 2009. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and Certificates of Contribution ‘A.’”

Item 9.	The Offer and Listing

Trading in the debt securities issued by Petróleos Mexicanos takes place primarily in the over-the-counter market. All the debt securities issued by Petróleos Mexicanos that are registered pursuant to the U.S. Securities Act of 1933 (which we refer to as the Securities Act) are also listed on the Luxembourg Stock Exchange and traded on the Euro MTF, the alternative market of the Luxembourg Stock Exchange.

Item 10.	Additional Information

Memorandum and Articles of Association

The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Political Constitution of the United Mexican States, the Regulatory Law, the Petróleos Mexicanos Law, Regulations to the Petróleos Mexicanos Law, regulations issued pursuant to the Regulatory Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” Under the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos has the following committees: Audit and Performance Evaluation Committee, Transparency and Accountability Committee, Strategy and Investment Committee, Compensation Committee, Acquisitions, Leasing, Works and Services Committee, Environmental and Sustainability Committee and Development and Technological Research Committee. See “Item 6—Directors, Senior Management and Employees.”

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

Material Contracts

On November 10, 1998, Petróleos Mexicanos, The Bank of New York Mellon (formerly The Bank of New York) and The Bank of New York (Delaware) entered into a Trust Agreement, which created the Master Trust and designated The Bank of New York Mellon as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities (except for Pemex-Petrochemicals) and the Master Trust, acting through The Bank of New York Mellon, entered into an Assignment and Indemnity Agreement. This agreement provided for the assignment by such subsidiary entities to the Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of the Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and such subsidiary entities to the Master Trust of the amounts necessary to meet the Master Trust’s obligations under such financings and the indemnification of the Master Trust by Petróleos Mexicanos and such subsidiary entities. The Trust Agreement was amended on each of November 17, 2004, December 22, 2004 and August 17, 2006, and the Assignment and Indemnity Agreement was amended on August 17, 2006. The purpose of the August 17, 2006 amendment was to include Pemex-Petrochemicals as a party to the Assignment and Indemnity Agreement. Effective January 30, 2009, the Master Trust and Fideicomiso F/163 assigned certain rights to Petróleos Mexicanos in consideration of the cancellation of debt that these entities had issued to Petróleos Mexicanos between 2006 and 2008 pursuant to several inter-company private placements. In addition, effective January 1, 2009, in connection with amendments to the Federal Law of Budget and Fiscal Accountability, Petróleos Mexicanos agreed to assume primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163 continued to act as servicers of all of this indebtedness until such time as Petróleos Mexicanos legally assumed, as primary obligor, their indebtedness under the related agreements. These assumptions occurred during the second half of 2009.

On December 30, 2004, the Master Trust and Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas (Deutsche Bank), as Trustee. This agreement provided for the issuance by the Master Trust from time to time of unsecured debt securities. All issuances of debt securities under this indenture were unconditionally guaranteed by Petróleos Mexicanos. Pursuant to a guaranty agreement, dated as of July 29, 1996, Petróleos Mexicanos’ obligations are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Under the indenture, Petróleos Mexicanos was permitted, without the consent of the holders of the outstanding debt securities, to assume as primary obligor all of the Master Trust’s obligations under such debt securities in substitution of the Master Trust and, upon such assumption, the Master Trust would be released from its obligations under such debt securities. Effective September 30, 2009, Petróleos Mexicanos assumed all of the Master Trust’s obligations under the 2004 indenture and the debt securities issued under the 2004 indenture, and all of the Master Trust’s obligations under an indenture dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank, as well as the debt securities issued under the 2000 indenture.

On each of February 11, 2005, February 23, 2007, October 11, 2007 and July 18, 2008, the Master Trust further increased the aggregate amount of debt securities issuable under its Medium-Term Notes program to U.S. $20,000,000,000, U.S. $30,000,000,000, U.S. $40,000,000,000 and U.S. $60,000,000,000, respectively.

Following these increases and pursuant to the 2004 indenture referred to above, the Master Trust issued various new series of securities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.” All of the Master Trust’s obligations under these securities were assumed by Petróleos Mexicanos effective as of September 30, 2009.

As of December 31, 2008 and 2009, we have entered into contracts with various contractors for approximate amounts of Ps. 483,256 million and Ps. 195,097 million, respectively. These contracts are for the development of investment projects under the PIDIREGAS program, which projects will continue notwithstanding the changes to the Federal Law of Budget and Fiscal Accountability described above. See Note 3(g) to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, Petróleos Mexicanos’ obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Petróleos Mexicanos issued approximately U.S. $6.1 billion of notes under this program in 2009. In January 2010, Petróleos Mexicanos increased the size of this program to U.S. $12 billion.

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

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2001 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities and the 2009 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-7796), which was declared effective by the SEC on October 17, 1997, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $400,000,000 of 9.50% Global Guaranteed Bonds due 2027, which we refer to as the 1997 Securities. In December 2004 and February 2006, an aggregate amount of U.S. $376,250,000 of the 1997 Securities were exchanged for bonds issued by the Master Trust.

Pursuant to a registration statement on Form F-4 (File No. 333-9310), which was declared effective by the SEC on August 24, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $350,000,000 of 9 1/4% Global Guaranteed Bonds due 2018, which we refer to as the 1998 Securities. In December 2004 and February 2006, an aggregate amount of U.S. $340,427,000 of the 1998 Securities were exchanged for bonds issued by the Master Trust.

Pursuant to a registration statement on Form F-4 (File No. 333-10706), which was declared effective by the SEC on October 1, 1999, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $500,000,000 of

9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027, which we refer to as the 1999 Securities. In December 2004 and February 2006, an aggregate amount of U.S. $421,522,000 of the 1999 Securities were exchanged for POMESSM issued by the Master Trust. All outstanding 1999 Securities of Petróleos Mexicanos were, on March 16, 2006, mandatorily exchanged for 9.50% Global Guaranteed Bonds due 2027 issued by Petróleos Mexicanos, thereby increasing the outstanding amount of the 1997 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-118373), which was declared effective by the SEC on August 31, 2004, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $18,095,000 of 7.375% Notes due 2014 and up to U.S. $47,085,000 of 8.625% Bonds due 2022. The securities registered in 2004 are collectively referred to as the 2004 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $324,220,000 of 9 1/4% Bonds due 2018, U.S. $228,735,000 of 8.625% Bonds due 2023, U.S. $354,477,000 of 9.50% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027, U.S. $1,000,000,000 of 5.75% Notes due 2015 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration statement on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $25,780,000 of 9 1/4% Bonds due 2018, U.S. $21,265,000 of 8.625% Bonds due 2023, U.S. $45,523,000 of 9.50% Bonds due 2027 and U.S. $96,254,000 of POMESSM due 2027. All outstanding POMES registered under these registration statements were, on March 15, 2006, mandatorily exchanged for 9.50% Bonds due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $759,254,000 of 5.75% Notes due 2015 and U.S. $751,995,000 of 6.625% Guaranteed Bonds due 2035. The securities registered in 2006 under these registration statements are collectively referred to as the 2006 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-152486), which was declared effective by the SEC on December 18, 2008, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,500,000,000 of 5.75% Guaranteed Notes due 2018, up to U.S. $501,000,000 of 6.625% Guaranteed Bonds due 2035 and up to U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2038. The securities registered in 2008 are collectively referred to as the 2008 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-160799), which was declared effective by the SEC on August 25, 2009, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,000,000,000 of 8.00% Notes due 2019. The securities registered in 2009 are referred to as the 2009 Securities, and together with the 1997 Securities, the 1998 Securities, the 2001 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities and the 2008 Securities, are collectively referred to as the Registered Securities.

Effective as of September 30, 2009, Petróleos Mexicanos assumed, as primary obligor, all of the Master Trust’s obligations as issuer of the 2001 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities and the 2008 Securities. As a result, effective as of September 30, 2009, Petróleos Mexicanos is the issuer of all Registered Securities.

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

Mexican Taxation

This summary of certain Mexican federal tax considerations refers only to holders of Registered Securities that are not residents of Mexico for Mexican tax purposes and that will not hold the Registered Securities or a beneficial interest therein through a permanent establishment for tax purposes (we refer to any such non-resident holder as a Foreign Holder). For purposes of Mexican taxation, an individual is a resident of Mexico if he/she has established his/her domicile in Mexico. When an individual also has a place of residence in another country, that individual will be considered a resident of Mexico for tax purposes, if such individual has his/her center of vital interest in Mexico. An individual would be deemed to have his/her center of vital interest in Mexico if, among other things: (a) more than 50% of his/her total income for the year were derived from Mexican sources, or (b) his/her principal center of professional activities were located in Mexico.

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

Taxation of Interest. Under the Mexican Income Tax Law and rules issued by the SHCP applicable to PEMEX, payments of interest (which is deemed to include any amounts paid in excess of the original issue price of the relevant securities), made by a Mexican issuer (including Petróleos Mexicanos) in respect of notes or bonds and other debt securities to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, if the following requirements are met:

•

notice relating to the offering of such notes or bonds is given to the National Banking and Securities Commission as required under the Securities Market Law and evidence of such notice is timely filed with the SHCP;

•	such notes or bonds are placed outside of Mexico through banks or brokerage houses in a country that has entered into a treaty to avoid double taxation with Mexico; and

•	the issuer duly complies with the information requirements established in the general rules issued by the SHCP for such purposes.

If the effective beneficiaries, directly or indirectly, individually or jointly with related parties, receive more than 5% of the interest paid on such notes or bonds and are holders, directly or indirectly, individually or jointly, with related parties of more than 10% of the voting stock of the issuer or entities 20% or more of whose stock is owned directly or indirectly, individually or jointly, by parties related to the issuer, the withholding tax rate applicable to payment of interest on such notes or bonds may be significantly higher.

Payments of interest made by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals in respect of the Registered Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that:

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

Additional Amounts. Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•

pay Additional Amounts (as defined in the indenture dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank (the 1997 Indenture)) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•

pay Additional Amounts (as defined in the indenture dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank (the 1998 Indenture)) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•

pay Additional Amounts (as defined in the indenture dated as of July 31, 2000, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2001 Securities, the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above;

•

pay Additional Amounts (as defined in the indenture dated as of December 30, 2004, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities and the 2008 Securities in respect of the Mexican withholding taxes described above; and

•

pay Additional Amounts (as defined in the indenture dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2009 Securities in respect of the Mexican withholding taxes described above.

If Petróleos Mexicanos pays Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of Petróleos Mexicanos.

Holders or beneficial owners of the Registered Securities may be requested to provide certain information or documentation necessary to enable Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning such holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals to pay Additional Amounts may be limited.

Taxation of Dispositions. Capital gains resulting from the sale or other disposition of the Registered Securities by a Foreign Holder will not be subject to Mexican income or withholding taxes.

Other Mexican Tax Considerations. Under the Income Tax Law, any discount received by a non-resident upon purchase of the notes or bonds from a Mexican resident or a non-resident with a permanent establishment in Mexico is deemed interest income, and therefore, subject to taxes in Mexico. Such interest income results from the difference between the face value (plus accrued interest not subject to withholding) and the purchase price of such notes or bonds.

Transfer and Other Taxes. There are no Mexican stamp, registration or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Registered Securities. A Foreign Holder of the Registered Securities will not be liable for Mexican estate, succession, gift, inheritance or similar tax with respect to such securities.

United States Taxation

This summary of certain U.S. federal income tax considerations deals principally with persons that hold the Registered Securities as capital assets and whose functional currency is the U.S. dollar. As used in this section “Taxation,” the term “United States Holder” means an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income taxation on a net income basis in respect of its investment in the Registered Securities.

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

Taxation of Interest and Additional Amounts. A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the Registered Securities. Mexican withholding taxes paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible, subject to generally applicable limitations and conditions, for credit against such United States Holder’s U.S. federal income tax liability, at the election of such United States Holder, or for deduction in computing such United States Holder’s taxable income, provided that the United States Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the relevant taxable year. Interest and Additional Amounts will constitute income from sources without the United States and generally will be treated separately along with other items of “passive” income for purposes of determining the credit for foreign income taxes allowed under the Internal Revenue Code of 1986, as amended.

The calculation and availability of foreign tax credits or deductions involves the application of rules that depend on a United States Holder’s particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

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

Non-United States Holders. Holders of the Registered Securities that are, with respect to the United States, non-resident aliens or foreign corporations (which we refer to as Non-United States Holders) will not be subject to U.S. federal income taxes, including withholding taxes, on payments of interest on the securities so long as the requirements described under “Backup Withholding and Information Reporting” are satisfied, unless such income is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States.

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

A Registered Security held by an individual holder who at the time of death is a non-resident alien will not be subject to U.S. federal estate tax.

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

Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report, and the exhibits thereto, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Risk Management and Financial Instruments

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations relating to market risk management, which are comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

Risk management regulations of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with PEMEX’s internal procedures.

Petróleos Mexicanos and the subsidiary entities have a policy of reducing the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to their liabilities.

Finally, the PMI Group has implemented separate policies for risk management, based on their “General Guidelines for Risk Management,” and which contains procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk takers and management. The PMI Group also has its own internal audit unit and a risk management subcommittee.

Hydrocarbon Price Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, PEMEX has been required to trade LPG under a price scheme imposed by the Mexican Government. This scheme fixes the sale price of LPG throughout Mexico and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG.

P.M.I. Trading, Ltd. periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gas, thereby reducing the potential volatility of its income. P.M.I. Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

We did not hedge any of our crude oil production for the years 2006, 2007, 2008 or 2009.

Exchange Rate and Interest Rate Risks

Exchange Rate Risk

A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues net of the IEPS tax from domestic sales of petroleum products and petrochemicals are related to the international dollar-denominated prices of these products. By contrast, most of our costs of sales and other expenses, other than hydrocarbon duties and investment expenditures, are payable in pesos and are not linked to the U.S. dollar. As a result, the peso’s depreciation against the U.S. dollar increases our income in peso terms. Appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, because most of our investments and debt issuances are made in U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on our revenues is offset by its impact on our obligations.

Cross-Currency Swaps

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than the peso or the U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, we have entered into currency swaps to hedge against movements in exchange rates when we borrow in currencies other than pesos and U.S. dollars.

In 2009, we entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros, pounds, and Swiss francs for an aggregate notional amount of U.S. $2,667.7 million.

During the first five months of 2010, we entered into further cross-currency swaps whose aggregate notional amounts as of May 31, 2010 were U.S. $139.7 million and Ps. 3,540.2 million.

As described above, most of our revenues are either in U.S. dollars or indexed to the U.S. dollar and our policy for debt issuances is either to issue debt in pesos or U.S. dollars or to swap debt issued in other currencies back to U.S. dollar terms, or, in the case of debt denominated in UDIs, to pesos. As a result of this policy, we believe that our debt portfolio’s sensitivity to currencies other than the peso and U.S. dollar is negligible.

In 2002 and 2004, the Master Trust entered into cross-currency swaps to hedge its exposure in Japanese yen and euros, with termination dates in 2023 and 2016. Given the long-term nature of these obligations, the swaps used to hedge these risks include an option linked to a well-defined set of credit default events. In case such an event occurs, the swaps terminate without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million and U.S. $1,028.5 million, respectively.

We recorded total net foreign exchange losses in the comprehensive financing cost item of Ps. 1,435 million and Ps. 71,063 million in 2007 and 2008, respectively, and total net foreign exchange gains in this item of Ps. 14,685 million in 2009. The significant increase in our foreign exchange losses in 2008 was due to the effect of the depreciation of the peso on the value in pesos of our U.S. dollar-denominated debt. Our foreign exchange gains recorded in 2009 were primarily the result of the appreciation of the Mexican peso against the U.S. dollar, which resulted in the opposite effect on the value of such debt.

Interest Rate Risk

We are exposed to fluctuations in interest rates on short- and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because, as discussed above, our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve a desired mix of fixed and floating rate instruments in our debt portfolio. As of December 31, 2009, approximately 42.4% of our total net debt outstanding consisted of floating rate debt.

Interest Rate Swaps

Under interest rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on either the floating six-month LIBOR, for U.S. dollar-denominated swaps, or the Mexican Interbank Interest Rate (TIIE) for peso-denominated swaps. Some interest rate swaps have as their underlying rate, not the TIIE, but a rate referenced to or calculated from the TIIE. As of December 31, 2009, we were a party to interest rate swap agreements for a notional amount of U.S. $1,135.2 million, an average fixed interest rate of approximately 4.94% in U.S. dollars and 11.36% in pesos, respectively, and a weighted average term of approximately 3.0 years. In 2008, 2009 and the first five months of 2010, we did not enter into any new interest rate swap agreements.

The market value of our foreign exchange, equity and interest rate derivatives position was Ps. (2,018.8 million) as of December 31, 2008, and Ps. 8,511.7 million as of December 31, 2009.

The effects on the consolidated statements of income of entering into swap transactions designated as hedges are recorded as incurred, and when the precise settlement amounts are known. The effects on the consolidated statements of income of derivative instruments not designated as hedges are recognized in earnings according to changes in their fair value. Such amounts are included in the consolidated statements of income within the “Interest, Net” caption. See Note 11 to our consolidated financial statements included herein.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties’ creditworthiness and credit exposure risk in our DFIs. During 2009, we entered into various long-term cross-currency swap agreements containing recouponing provisions for hedging purposes, thereby limiting our exposure with our counterparties to a specific threshold amount. Additionally, we enter into agreements mostly with major financial institutions and maintain a diversified portfolio.

Instruments Entered into for Trading Purposes

We enter into derivative transactions with the purpose of hedging financial risks related to our operations, assets or liabilities. Nonetheless, some of these transactions do not qualify for accounting treatment as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses are offset by the profits or losses of the positions to which they relate.

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays fixed amounts and receives total return on Repsol shares. Two of the aforementioned DFIs contain an option structure comprised of one short call and one long put spread.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This system allows Pemex-Gas and Basic Petrochemicals to maintain overall its natural risk profile. Because neither Bulletin C-10 nor ASC Topic 815 “Derivatives and Hedging” allows derivative positions to serve as hedges for other derivatives, these operations are treated, for accounting purposes, as having been entered into for trading purposes.

The following tables set forth our portfolio of debt and DFIs as of December 31, 2009. It should be noted that:

•	for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed rate debt;

•	for interest rate and currency swaps, this table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates;

•	for natural gas DFIs, volumes are presented in millions of British thermal units (MMBtu), and average fixed and strike prices are presented in U.S. dollars per MMBtu;

•	weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;

•	fair values are obtained from market quotes received from market sources such as Reuters and Bloomberg;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	the information is presented in equivalents of the peso, which is our reporting currency; and

•	each instrument’s actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2009(1)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2010	2011	2012	2013	2014	Thereafter
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	17,863,148	6,627,398	3,404,755	3,408,276	31,236,790	139,288,517	201,828,884	207,790,860
Average Interest Rate (%)	—	—	—	—	—	—	6.5447%	—
Fixed rate (Japanese yen)	2,252,696	1,272,216	1,272,216	1,272,216	1,272,216	6,713,749	14,055,306	13,471,717
Average Interest Rate (%)	—	—	—	—	—	—	2.6415%	—
Fixed rate (Pounds)	—	—	—	8,434,360	—	7,380,065	15,814,425	17,518,113
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	6,172,000	2,000,000	2,000,000	—	—	17,000,000	27,172,000	27,628,876
Average Interest Rate (%)	—	—	—	—	—	—	9.5132%	—
Fixed rate (UDIs)	—	—	—	—	—	13,512,998	13,512,998	7,064,549
Average Interest Rate (%)	—	—	—	—	—	—	9.0427%	—
Fixed rate (euros)	14,052,467	992	992	9,368,642	520	57,142,737	80,566,349	81,559,861
Average Interest Rate (%)	—	—	—	—	—	—	5.9691%	—
Fixed rate (Swiss Francs)	—	—	—	—	4,423,230	—	4,423,230	4,314,013
Average Interest Rate (%)	—	—	—	—	—	—	3.5000%	—

Total fixed rate debt	40,340,310	9,900,605	6,677,962	22,483,494	36,932,756	241,038,066	357,373,192	359,347,988

Variable rate (U.S. dollars)	37,616,294	36,296,424	42,177,784	31,079,262	9,773,262	13,493,060	170,436,086	163,885,591
Variable rate (Japanese yen)	1,502,982	2,941,380	—	—	2,941,380	8,985,600	16,371,342	14,526,474
Variable rate (pesos)	16,412,600	23,083,333	16,633,333	13,820,733	11,000,000	—	80,950,000	79,152,610

Total variable rate debt	55,531,876	62,321,138	58,811,117	44,899,995	23,714,642	22,478,660	267,757,428	257,564,675

Total Debt	95,872,186	72,221,743	65,489,080	67,383,489	60,647,397	263,516,725	625,130,620	616,912,662

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2009 of: Ps. 13.0587 = U.S. $1.00; Ps. 0.1404 = 1.00 Japanese yen; Ps. 21.0859 = 1.00 British pound; Ps. 4.340166 = 1.00 UDI; Ps. 18.7353 = 1.00 euro and Ps. 12.6378 = 1.00 Swiss Franc.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate and Currency Risk) as of December 31, 2009(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(2)
	2010	2011	2012	2013	2014	Thereafter
	(in thousands of nominal pesos, except as noted)
Hedging Instruments
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	496,328	—	—	—	—	—	496,328	(15,097)
Average pay rate	4.94%	—	—	—	—	—	4.94%	n.a.
Average receive rate	0.95%	—	—	—	—	—	0.95%	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	600,000	1,200,000	1,200,000	7,500,000	—	—	10,500,000	(1,379,864)
Average pay rate	11.27%	11.30%	11.38%	11.48%	—	—	11.36%	n.a.
Average receive rate	5.37%	6.78%	7.79%	8.34%	—	—	7.07%	n.a.
Cross Currency Swaps
Receive euros/ Pay U.S. dollars	12,771,409	—	—	8,475,096	—	53,607,622	74,854,127	5,734,924
Receive Japanese yen/ Pay U.S. dollars	3,071,706	3,686,864	1,075,124	1,075,124	3,686,862	13,135,861	25,731,540	4,104,397
Receive Pounds/ Pay U.S. dollars	—	—	—	8,913,738	—	7,509,405	16,423,143	(472,517)
Receive UDI/ Pay pesos	—	—	—	—	—	13,464,756	13,464,756	607,198
Receive Swiss Francs/ Pay U.S. dollars	—	—	—	—	4,424,107	—	4,424,107	(972)

	(in thousands of shares)							(in thousands of nominal pesos)
Non-Hedging Instruments
Equity Swaps	10,000	11,322	—	—	—	—	21,322	662,778
Equity Swaps with Embedded Options(3)	—	37,358	—	—	—	—	37,358	(542,387)

Notes:	Numbers may not total due to rounding.
n.a. = not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2009 of Ps. 13.0587 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PEMEX.
(3)	Equity swaps with one embedded short call and one embedded long put spread.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Natural Gas Derivatives) as of December 31, 2009(1)

Derivative financial instruments held for trading purposes:

	2010	2011	2012	2013	2014	Thereafter	Total Volume	Fair Value(2)
	(in MMBtu, except that average fixed and strike prices are in U.S. $ per MMBtu)							(in thousands of nominal pesos)
Derivatives entered into with Customers of Pemex-Gas and Basic Petrochemicals
Short
European Call Option	12,006,603	4,584,580	1,193,308	—	—	—	17,784,491	(123,831)
Average strike price	8.08	7.03	5.63	—	—	—	7.64	n.a.
European Put Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	n.a.
Variable to Fixed Swap(3)	78,299,746	41,259,645	3,708,035	2,098,054	18,750	—	125,384,231	5,041,887
Average fixed price	8.94	9.20	8.30	8.36	6.92	—	9.00	n.a.
Long
Digital Call(4)	6,071,863	1,159,590	—	—	—	—	7,231,453	3,794
Average strike price	9.77	10.19	—	—	—	—	9.84	n.a.
Digital Put(5)	2,470,380	1,099,790	—	—	—	—	3,570,170	37,441
Average strike price	7.29	7.30	—	—	—	—	7.30	n.a.
European Call Option	2,871,519	561,506	—	—	—	—	3,433,025	2,565
Average strike price	10.47	12.16	—	—	—	—	10.75	n.a.
European Put Option	4,336,695	991,506	—	—	—	—	5,328,201	149,213
Average strike price	7.57	7.44	—	—	—	—	7.55	n.a.
Variable to Fixed Swap(6)	1,524	1,016	—	—	—	—	2,540	(118)
Average fixed price	9.45	9.45	—	—	—	—	9.45	n.a.

Derivatives entered into to Hedge Transactions entered into with Customers
Short
Digital Call(7)	6,099,840	1,159,590	—	—	—	—	7,259,430	(3,825)
Average strike price	9.77	10.19	—	—	—	—	9.84	n.a.
Digital Put(8)	2,470,380	1,099,790	—	—	—	—	3,570,170	(37,472)
Average strike price	7.29	7.30	—	—	—	—	7.30	n.a.
European Call Option	3,447,515	705,505	—	—	—	—	4,153,020	(3,413)
Average strike price	10.39	11.72	—	—	—	—	10.62	n.a.
European Put Option	4,313,831	991,505	—	—	—	—	5,305,336	(148,996)
Average strike price	7.59	7.44	—	—	—	—	7.56	n.a.
Variable to Fixed Swap(3)	669,120	—	—	—	—	—	669,120	(3,882)
Average fixed price	5.08	—	—	—	—	—	5.08	n.a.
Long
European Call Option	12,582,725	4,728,650	1,193,308	—	—	—	18,504,683	124,867
Average strike price	8.16	7.12	5.63	—	—	—	7.73	n.a.
European Put Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	n.a.
Variable to Fixed Swap(6)	78,940,004	41,243,223	3,705,042	2,096,054	18,750	—	126,003,073	(4,840,508)
Average fixed price	8.80	9.04	8.23	8.31	5.69	—	8.86	n.a.

Notes:	Numbers may not total due to rounding.
n.a. = not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2009 of Ps. 13.0587 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PEMEX.
(3)	Under short variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay a variable price and receive the fixed price specified in the contract.
(4)	Under long digital call contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will receive U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or exceeds the strike price specified in the contract. If the market price is less than the strike price, the option expires worthless.
(5)	Under long digital put contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will receive U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or is less than the strike price specified in the contract. If the market price is greater than the strike price, the option expires worthless.
(6)	Under long variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay the fixed price specified in the contract and receive a variable price.
(7)	Under short digital call contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or exceeds the strike price specified in the contract. If the market price is less than the strike price, the option expires worthless.
(8)	Under short digital put contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or is less than the strike price specified in the contract. If the market price is greater than the strike price, the option expires worthless.

Source: Pemex-Gas and Basic Petrochemicals.

Quantitative Disclosure of Market Risk (Petroleum Products) as of December 31, 2009(1)

Derivative financial instruments held or issued for purposes other than trading:

	2010	2011	2012	2013	Thereafter	Total Volume	Fair Value(2)
	(in thousands of barrels)(3)						(in thousands of nominal pesos)
Hedging Instruments
Exchange traded Futures	(7,147)	—	—	—	—	(7,147)	(338,418)
Exchange traded Swaps(4)	(2,855)	—	—	—	—	(2,855)	(33,989)

Notes:	Numbers may not total due to rounding.
OTC = Over-The-Counter.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2009 of Ps. 13.0587 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to P.M.I. Trading, Ltd.
(3)	Negative volumes represent short positions in those instruments.
(4)	OTC transactions registered in NYMEX Clearport are included in these figures.

Source: P.M.I. Trading, Ltd.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our chief financial officer concluded that our disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Director General and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of PEMEX’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of

Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework and the Control Objectives for Information and Related Technology (COBIT) created by the IT Governance Institute.

Management relied on Auditing Standards No. 2 and 5 of the PCAOB (as defined below) in order to create an appropriate framework to evaluate the effectiveness of the design and operation of PEMEX’s internal control over financial reporting.

Based on our assessment and those criteria, management concluded that PEMEX maintained effective internal control over financial reporting as of December 31, 2009.

(4) The effectiveness of our control over financial reporting as of December 31, 2009 has been audited by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, as stated in their attestation report dated as of June 28, 2010, which appears below in Item 15(c) (Attestation Report of the Independent Registered Public Accounting Firm).

(c) Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos

We have audited the internal control over financial reporting of Petróleos Mexicanos as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petróleos Mexicanos’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Petróleos Mexicanos’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (which we refer to as the PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Petróleos Mexicanos maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards issued by the PCAOB and with auditing standards generally accepted in Mexico, the consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity for each of the years in the three year period ended December 31, 2009, the related consolidated statements of cash flows for the two-year period ended December 31, 2009 and the related consolidated statement of changes in financial position for the year ended December 31, 2007, and our report dated June 28, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

/s/ Eduardo Palomino

Mexico City, Mexico

June 28, 2010

(d) Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Mr. Salvador Vega Casillas and Mr. José Fortunato Álvarez Enríquez, Members of the Audit and Performance Evaluation Committee of Petróleos Mexicanos, qualify as audit committee financial experts and are independent, within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Ethics applies to our Director General (chief executive officer), our chief financial officer, our chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Our Code of Ethics is available on our website at http://www.pemex.com. If we amend the provisions of our Code of Ethics that apply to our chief executive officer, our chief financial officer, our chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

In addition, all of our employees are currently also subject to the Code of Ethics for Public Servants of the Federal Public Administration, which was issued by the SFP in July 2002 pursuant to the requirements of the Federal Law of Administrative Responsibilities of Public Officials in order to establish clear rules to promote and enforce legal and ethical standards of conduct and to prevent corruption and corporate abuses by Mexican public officials. See “Item 8—Financial Information—Legal Proceedings—Mexican Government Audits and Other Investigations” for more information.

Item 16C.	Principal Accountant Fees and Services

The Independent Audit Committee of Petróleos Mexicanos, in its meeting held on August 26, 2008, approved the appointment of KPMG Cárdenas Dosal, S.C., which had been designated by the SFP as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of

Petróleos Mexicanos and its subsidiary entities for the fiscal year 2008, prepared in accordance with Governmental Accounting Standards. The Independent Audit Committee of Petróleos Mexicanos also approved KPMG Cárdenas Dosal, S.C., as designated by the SFP, to audit the consolidated financial statements of Petróleos Mexicanos, its subsidiary entities and subsidiary companies for the fiscal year 2008, prepared in accordance with Mexican FRS, as well as to perform other services associated with the auditing of such consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

In accordance with the Petróleos Mexicanos Law, the Audit and Performance Evaluation Committee of Petróleos Mexicanos, in its meeting held on October 27, 2009, appointed KPMG Cárdenas Dosal, S.C. as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal year 2009, prepared in accordance with Governmental Accounting Standards. The Audit and Performance Evaluation Committee of Petróleos Mexicanos also appointed KPMG Cárdenas Dosal, S.C., as external auditor, to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal year 2009, prepared in accordance with Mexican FRS and standards issued by the PCAOB, as well as to perform other services associated with the auditing of such consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed and billable to us by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, during the fiscal years ended December 31, 2009 and 2008.

	Year ended December 31,
	2009		2008
	(in thousands of nominal pesos)
Audit fees	Ps.	51,466	Ps.	23,962
Audit-related fees		10,233		14,347
Tax fees		41		348
Other fees		3,619		3,770

Total fees	Ps.	65,359	Ps.	42,427

Audit fees in the above table are the aggregate fees billed and billable by KPMG Cárdenas Dosal, S.C. in connection with the audits of our annual financial statements in 2009 and 2008, services provided in connection with statutory filings and statutory audits, the attestation report relating to internal control over financial reporting, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as well as services provided in accordance with the instructions of the Audit and Performance Evaluation Committee of Petróleos Mexicanos and the SFP, respectively.

Audit-related fees in the above table are the aggregate fees billed by KPMG Cárdenas Dosal, S.C. for services provided in 2009 and 2008 in connection with regulatory filings, limited reviews of interim financial information, review of public filings of financial information and review of documents related to the offering of securities.

Tax fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2009 and 2008 for tax compliance services, which generally involved the review of original and amended tax returns and claims for tax refunds.

Other fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2009 and 2008 related to (i) the issuance of a review report, in accordance with the Standard for Assurance Engagements (ISAE 3000): Assurance Engagements other than Audits or Reviews of Historical Financial Information developed by

International Auditing and Assurance Standards Board in connection with PEMEX’s sustainability report and (ii) an agreed-upon procedures report in order to comply with a contract entered into by a subsidiary company.

Audit Committee Approval Policies and Procedures

In accordance with the Petróleos Mexicanos Law, the Audit and Performance Evaluation Committee of Petróleos Mexicanos appoints and evaluates the external auditor, as well as supervises the preparation of the external auditor’s report on our financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

The Audit and Performance Evaluation Committee of Petróleos Mexicanos, in its meeting held on October 27, 2009, appointed KPMG Cárdenas Dosal, S.C. as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal year 2009, prepared in accordance with Governmental Accounting Standards. The Audit and Performance Evaluation Committee of Petróleos Mexicanos also appointed KPMG Cárdenas Dosal, S.C. to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal year 2009, prepared in accordance with Mexican FRS and standards issued by the PCAOB, as well as to perform other services associated with the auditing of such consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

On December 8, 2009, the Audit and Performance Evaluation Committee of Petróleos Mexicanos issued criteria for the performance of services by the external auditor. In accordance with these criteria, the external auditor may audit the financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for no more than four consecutive fiscal years. An auditing firm that has performed such services may again be considered in the selection process for our external auditor after a period of at least two years since concluding such services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-124, incorporated herein by reference.

Item 19.	Exhibits. Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective November 29, 2008 (English translation) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) effective September 5, 2009 (English translation).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000.

2.5	Indenture, dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 (File No. 0-99) and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004.

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

10.1	Consent letter of Ryder Scott Company, L.P.

10.2	Report on Reserves Data by Ryder Scott Company, L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2009.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2010.

10.5	Consent letter of DeGolyer and MacNaughton.

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2010.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Carlos Alberto Treviño Medina
Name:	Carlos Alberto Treviño Medina
Title:	Chief Financial Officer
DCF-360/2010

Date: June 28, 2010

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(This page intentionally left blank.)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and changes in equity for each of the years in the three-year period ended December 31, 2009, the related consolidated statements of cash flows for the years ended December 31, 2009 and 2008; and the related consolidated statement of changes in financial position for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2009 and 2008, and the results of their operations for each of the years in the three-year period ended December 31, 2009, the results of their cash flows for the years ended December 31, 2008 and 2009; and the changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

As disclosed in note 3 (y) to the consolidated financial statements, on January 1, 2008, PEMEX adopted the FRS B-2 “Statement of Cash Flows”, FRS B-10 “Effect of Inflation”, FRS B-15 “Translation of Foreign Currencies”, D-3 “Employee Benefits” and D-4 “Taxes on Profit”.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petróleos Mexicanos’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2010, expressed an unqualified opinion on the effectiveness of the Petróleos Mexicanos’ internal control over financial reporting.

KPMG Cárdenas Dosal, S.C.

/s/ EDUARDO PALOMINO
Eduardo Palomino
Mexico City, Mexico

June 28, 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

YEARS ENDED DECEMBER 31, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2009		2009		2008
	(Unaudited; in thousands of U.S. dollars)
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	U.S.	$ 9,815,650	Ps.	128,179,628	Ps.	114,224,395

Accounts, notes receivable and other—Net (Note 6)		12,124,949		158,336,065		162,309,939
Inventories—Net (Note 7)		2,825,938		36,903,080		65,471,577
Financial instruments (Note 11)		2,012,292		26,277,917		22,285,896

		16,963,179		221,517,062		250,067,412

Total current assets		26,778,829		349,696,690		364,291,807

Investments in shares of non-consolidated subsidiaries, affiliates and others (Note 8)		747,578		9,762,401		11,177,184
Wells, pipelines, properties, plant and equipment—Net (Note 9)		74,095,545		967,591,500		845,062,005
Other assets—Net		381,859		4,986,588		16,306,408

Total assets	U.S.	$ 102,003,811	Ps.	1,332,037,179	Ps.	1,236,837,404

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 10)	U.S.$	7,856,856	Ps.	102,600,324	Ps.	91,223,879
Suppliers		4,845,636		63,277,711		35,381,771
Accounts and accrued expenses payable		887,601		11,590,917		7,970,593
Taxes and duties payable		3,710,423		48,453,301		16,672,511
Financial instruments (Note 11)		1,304,735		17,038,139		24,715,832

Total current liabilities		18,605,251		242,960,392		175,964,586
Long-term liabilities:
Long-term debt (Note 10)		40,529,182		529,258,434		495,486,625
Reserve for sundry creditors and others		3,332,975		43,524,319		36,377,238
Reserve for employee benefits (Note 12)		44,123,912		576,200,934		495,083,543
Deferred taxes (Note 18(k) and (m))		530,920		6,933,120		7,039,978

		88,516,989		1,155,916,807		1,033,987,384

Total liabilities		107,122,240		1,398,877,199		1,209,951,970

EQUITY (Note 14):
Certificates of Contribution “A”		7,424,781		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		13,813,190		180,382,301		179,915,091
Equity		271,555		3,546,159		3,546,159
Legal reserve		75,623		987,535		987,535
Donation surplus		76,910		1,004,346		884,462
Comprehensive result		519,473		6,783,643		6,434,173

		22,181,532		289,661,977		288,725,413

Accumulated losses:
From prior years		(20,050,999)		(261,839,979)		(149,763,535)
Net loss for the year		(7,248,962)		(94,662,018)		(112,076,444)

		(27,299,961)		(356,501,997)		(261,839,979)

Total equity		(5,118,429)		(66,840,020)		26,885,434

Commitments and contingencies (Notes 15 and 16)		—		—		—

Subsequent events (Note 20)		—		—		—

Total liabilities and equity	U.S.	$102,003,811	Ps.	1,332,037,179	Ps.	1,236,837,404

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

(Figures stated in thousands of Mexican pesos, except as noted)

	2009		2009		2008		2007
	(Unaudited; in thousands of U.S. dollars)
Net sales:
Domestic	U.S.	$ 45,668,368	Ps.	596,369,519	Ps.	679,754,126	Ps.	592,047,961
Export		37,389,656		488,260,296		644,418,238		542,926,858
Services income		405,210		5,291,516		4,777,588		4,281,799

Total revenues		83,463,234		1,089,921,331		1,328,949,952		1,139,256,618
Cost of sales (Note 3(e))		42,970,200		561,134,955		654,032,459		460,665,742

Gross income		40,493,034		528,786,376		674,917,493		678,590,876

General expenses:
Transportation and distribution expenses		2,439,462		31,856,197		33,961,895		24,798,539
Administrative expenses		5,257,247		68,652,803		69,844,149		60,140,465

Total general expenses		7,696,709		100,509,000		103,806,044		84,939,004

Operating income		32,796,325		428,277,376		571,111,449		593,651,872

Other revenues (principally IEPS benefit)—Net (Note 18(j))		3,085,531		40,293,018		197,990,840		79,797,820

Comprehensive financing result:
Interest paid—Net (includes valuation effects of financial instruments) (Notes 3(v) and 11(vii))		(2,296,742)		(29,992,464)		(36,449,189)		(31,478,006)
Exchange gain (loss)—Net (Note 3(v))		1,124,507		14,684,597		(71,062,527)		(1,434,868)
Gain on monetary position (Note 3(v))		—		—		—		12,866,287

		(1,172,235)		(15,307,867)		(107,511,716)		(20,046,587)

(Loss) profit sharing in non-consolidated subsidiaries, affiliates and others (Note 8)		(98,899)		(1,291,487)		(1,965,213)		5,545,054

Income before taxes and duties		34,610,722		451,971,040		659,625,360		658,948,159

Hydrocarbon extraction duties and others (Note 18)		41,533,580		542,374,559		767,521,945		667,999,120
Hydrocarbon income tax (Note 18(k))		191,646		2,502,651		1,582,910		6,030,367
Income tax (Note 18(m))		134,458		1,755,848		2,596,949		3,226,241

		41,859,684		546,633,058		771,701,804		677,255,728

Net loss for the year	U.S.	$(7,248,962)	Ps.	(94,662,018)	Ps.	(112,076,444)	Ps.	(18,307,569)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

	Certificates of Contribution “A”		Mexican Government increase in equity of Subsidiary Entities		Equity		Legal reserve		Surplus donation		Surplus in restatement of equity		Effect on equity from employee benefits		Financial instruments		Deferred income tax effect		Cumulative currency translation effect		Retained earnings (Accumulated losses)				Total
																					From prior years		For the year
Balances as of January 1, 2007	Ps.	96,957,993	Ps.	133,296,805	Ps.	4,010,200	Ps.	857,100	Ps.	193,129	Ps.	152,371,341	Ps.	(48,326,747)	Ps.	(1,762,328)	Ps.	3,636	Ps.	2,457,987	Ps.	(345,556,695)	Ps.	46,953,205	Ps.	41,455,626
Transfer to prior years’ accumulated losses		—		—		—		—		—		—		—		—		—		—		46,953,205		(46,953,205)		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 29, 2007 (Note 14)		—		—		—		—		—		—		—		—		—		—		(263,329)		—		(263,329)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		11,160,824		—		—		—		—		—		—		—		—		—		—		11,160,824
Increase in equity		—		—		34,978		—		—		—		—		—		—		—		—		—		34,978
Decrease in legal reserve		—		—		—		(24,482)		—		—		—		—		—		—		—		—		(24,482)
Increase in surplus donation		—		—		—		—		300,939		—		—		—		—		—		—		—		300,939
Comprehensive loss for the year (Note 13)		—		—		—		—		—		19,309,736		(3,432,792)		656,699		(40)		(982,729)		—		(18,307,569)		(2,756,695)

Balances as of December 31, 2007		96,957,993		144,457,629		4,045,178		832,618		494,068		171,681,077		(51,759,539)		(1,105,629)		3,596		1,475,258		(298,866,819)		(18,307,569)		49,907,861
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		—		—		—		(18,307,569)		18,307,569		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 20, 2008 (Note 14)		—		—		—		—		—		—		—		—		—		—		(4,270,224)		—		(4,270,224)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		35,457,462		—		—		—		—		—		—		—		—		—		—		35,457,462
Decrease in equity		—		—		(499,019)		—		—		—		—		—		—		—		—		—		(499,019)
Increase in legal reserve		—		—		—		154,917		—		—		—		—		—		—		—		—		154,917
Increase in surplus donation		—		—		—		—		390,394		—		—		—		—		—		—		—		390,394
Comprehensive loss for the year (Note 13)		—		—		—		—		—		(171,681,077)		51,759,539		(1,268,722)		(3,596)		7,333,266		171,681,077		(112,076,444)		(54,255,957)

Balances as of December 31, 2008		96,957,993		179,915,091		3,546,159		987,535		884,462		—		—		(2,374,351)		—		8,808,524		(149,763,535)		(112,076,444)		26,885,434
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		—		—		—		(112,076,444)		112,076,444		—
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		467,210		—		—		—		—		—		—		—		—		—		—		467,210
Increase in surplus donation		—		—		—		—		119,884		—		—		—		—		—		—		—		119,884
Comprehensive loss for the year (Note 13)		—		—		—		—		—		—		—		2,532,882		—		(2,183,412)		—		(94,662,018)		(94,312,548)

Balances as of December 31, 2009	Ps.	96,957,993	Ps.	180,382,301	Ps.	3,546,159	Ps.	987,535	Ps.	1,004,346	Ps.	—	Ps.	—	Ps.	158,531	Ps.	—	Ps.	6,625,112	Ps.	(261,839,979)	Ps.	(94,662,018)	Ps.	(66,840,020)

Unaudited (in thousands of U.S. dollars)	U.S.$	7,424,781	U.S.$	13,813,190	U.S.$	271,555	U.S.$	75,623	U.S.$	76,910	U.S.$	—	U.S.$	—	U.S.$	12,140	U.S.$	—	U.S.$	507,333	U.S.$	(20,050,999)	U.S.$	(7,248,962)	U.S.$	(5,118,429)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2009		2009	2008
	(Unaudited; in thousands of U.S. dollars)

Operating activities:
Net income before taxes and duties	U.S. $	35,105,202	Ps.458,428,302	Ps.536,298,843
Items with no effect on cash:
Net periodic cost of employee benefits		8,090,537	105,651,891	112,643,677
Activities related to investing activities:
Depreciation and amortization		5,888,081	76,890,687	89,840,495
Impairment of properties, plant and equipment		132,573	1,731,229	107,203
Profit sharing in non-consolidated subsidiaries and affiliates—Net		98,899	1,291,487	1,965,213
Unsuccessful wells		1,067,068	13,934,521	—
Activities related to financing activities:
Deferred income taxes		(8,183)	(106,858)	(273,980)
Income (loss) from foreign exchange fluctuations		(1,036,357)	(13,533,476)	94,227,572
Interest income (loss)		99,969	1,305,465	(2,800,590)

		49,437,789	645,593,248	832,008,433

Funds (used in) provided by operating activities:
Financial instruments		(699,674)	(9,136,831)	(4,346,951)
Accounts and notes receivable		304,309	3,973,873	(9,205,412)
Inventories		2,187,698	28,568,497	27,671,560
Other assets		866,841	11,319,820	(13,504,232)
Accounts payable and accrued expenses		277,235	3,620,325	(4,172,038)
Taxes payable		(39,920,477)	(521,309,530)	(778,296,131)
Suppliers		2,136,196	27,895,940	243,426
Reserve for sundry creditors and others		547,304	7,147,081	4,909,986
Contributions and payments for employee benefits		(1,878,786)	(24,534,500)	(21,993,032)
Deferred income taxes		—	—	902,061

Net cash flows from operating activities		13,258,435	173,137,923	34,217,670

Investing activities:
Acquisition of fixed assets		(16,534,171)	(215,914,773)	(141,091,050)
Disposal of fixed assets		72,651	948,725	317,194

Net cash flows from investing activities		(16,461,520)	(214,966,048)	(140,773,856)

Cash flow to be obtained from financing activities		(3,203,085)	(41,828,125)	(106,556,186)

Financing activities:
Increase in equity from the Mexican Government		35,778	467,210	35,457,462
Loans obtained from financial institutions		8,473,828	110,657,181	146,933,588
Debt payments, principal only		(4,237,867)	(55,341,033)	(132,607,709)

Net cash flows from financing activities		4,271,739	55,783,358	49,783,341

Net increase (decrease) in cash and cash equivalents		1,068,654	13,955,233	(56,772,845)
Cash and cash equivalents at the beginning of the year		8,746,996	114,224,395	170,997,240

Cash and cash equivalents at the end of the year	U.S. $	9,815,650	Ps.128,179,628	Ps.114,224,395

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos)

	2007
Operating activities:
Net loss for the year	Ps.	(18,307,569)
Charges to operations not requiring the use of funds:
Depreciation and amortization		72,591,718
Reserve for employee benefits cost		85,306,866
Profit sharing in non-consolidated subsidiaries and affiliates		5,545,054
Deferred taxes		1,927,847

		147,063,916

Funds (used in) provided by operating activities:
Accounts, notes receivable and other		(14,347,438)
Inventories		(12,554,059)
Other assets		1,373,515
Suppliers		(1,964,639)
Accounts payable and accrued expenses		3,974,633
Taxes payable		101,586,711
Reserve for sundry creditors and others		(45,820)
Financial instruments		(8,120,165)

Funds provided by operating activities		216,966,654

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government		(263,329)
Decrease in Debt—Net		(89,836,920)
Increase in equity of Subsidiary Entities made by the Mexican Government		11,160,824
Retirement, seniority premiums and other post-retirement benefits payments		(27,717,270)

Funds used in financing activities		(106,656,695)

Investing activities:
Investment in shares		(5,847,462)
Increase in fixed assets—Net		(129,241,714)

Funds used in investing activities		(135,089,176)

Net decrease in cash and cash equivalents		(24,779,217)
Cash and cash equivalents at the beginning of the year		195,776,457

Cash and cash equivalents at the end of the year	Ps.	170,997,240

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 1—APPROVAL:

On April 14, 2010, the attached consolidated financial statements under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “Mexican FRS” or “NIFs”) and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.

Such consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the “Board”), in a meeting, where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

These consolidated financial statements consist of those Mexican FRS consolidated financial statements and notes described above, as supplemented by the accompanying disclosures under accounting principles generally accepted in the United States (“U.S. GAAP”) presented in Notes 21, 22 and 23. The final consolidated financial statements were authorized for issuance herein by Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting, on June 28, 2010, as updated to consider subsequent events, including those related to Notes 16 and 20, through such date.

NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations pursuant to which Petróleos Mexicanos is entitled to exercise control over the management and strategic direction of the business.

On November 28, 2008, amendments to the following laws were published in the Diario Oficial de la Federación (Official Gazette of the Federation):

•	the Regulatory Law;

•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law);

•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law); and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

•	the Ley Federal de las Entidades Paraestatales (Federal Law of Decentralized Public Entities).

On that same date, the following new laws were issued:

•	the Petróleos Mexicanos Law, which replaced the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities);

•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law);

•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and

•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).

This new legal framework, among other aspects, includes changes in the structure of the Board, the development of specific contracting procedures for substantive production activities, increased flexibility to invest excess funds generated through surplus income, a differentiated fiscal regime that takes into consideration the complexity of crude oil and natural gas fields and the ability to issue bonos ciudadanos (Citizen Bonds).

In addition, on November 13, 2008, amendments to the Federal Law of Budget and Fiscal Accountability were published in the Official Gazette of the Federation. The principal effects of these amendments were the following:

•

Elimination of the Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or “PIDIREGAS”) legal framework. On January 1, 2009, Norma Específica de Información Financiera Gubernamental para el Sector Paraestatal (Specific Standard for Governmental Financial Information of the State-owned Sector, or “NEIFGSP”) 009 (“NEIFGSP 009”) was declared ineffective, pursuant to which, PEMEX (as defined below) immediately was required to recognize the investments and related liabilities for which it had contracted, thereby eliminating one of the principal differences between NEIFGSP and Mexican FRS.

•	As of January 31, 2009, PEMEX recognized as direct public debt, for accounting and budgeting purposes, all financings relating to PIDIREGAS.

•

As of December 31, 2009, PEMEX formally recognized, as direct public debt, all obligations derived from PIDIREGAS-related financings that had been entered into by the Pemex Project Funding Master Trust (the “Master Trust”) and Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”).

In September 2009, new regulations to the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) and to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulations”) were published. These new regulations regulate the application of the Petróleos Mexicanos Law and relate to the oversight of Petróleos Mexicanos and its Subsidiary Entities, as well as their relationship with the Mexican Government, respectively.

In addition, on September 4, 2009, the Board approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the internal regulations and powers of the Board. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Petróleos Mexicanos’ purpose is the exploration, exploitation and other activities mentioned above, as well as the central business management and strategic direction of Mexico’s petroleum industry, in accordance with the Petróleos Mexicanos Law.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Petróleos Mexicanos Law establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Mexican Government issues the corresponding decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

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

IV.	Pemex-Petrochemicals engages in industrial petrochemical processing of products that do not form part of the basic petrochemicals industry, as well as stores, distributes and markets these products.

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

For purposes of these consolidated financial statements, any capitalized word that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the Organic Law of Petróleos Mexicanos and the Subsidiary Entities, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed in the same way as any other private corporations subject to the laws and regulations of their respective jurisdictions.

As used herein, the “Subsidiary Companies” are defined as (a) those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Master Trust, a Delaware statutory trust, (c) Fideicomiso F/163, a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A. (“RepCon Lux”), a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos, and (e) Pemex Finance, Ltd. (see Note 3(b)).

“Non-consolidated subsidiary companies,” as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this Note, and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of properties, plant and equipment, the valuation of the allowance for doubtful accounts, inventories, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and liabilities related to employee benefits. Actual results could differ from those estimates and assumptions.

In these consolidated financial statements and the related notes, “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euros” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to Swiss francs. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product prices.

The U.S. dollar amounts shown in the consolidated balance sheets, the consolidated statements of operations, the consolidated statements of changes in equity and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) at December 31, 2009 of 13.0587 pesos per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 “Effects of Inflation” (“FRS B-10”).

These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary,” and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

The indexes used for the recognition of inflation were as follows:

December 31,	Inflation
	NCPI	For the year	Accumulated
2009	138.5410	3.57%	14.48%
2008	133.7610	6.52%	15.01%
2007	125.5640	3.76%	11.56%

(b) Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the audited financial statements of the Subsidiary Companies as of December 31, 2009 and 2008.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Master Trust (i.); Fideicomiso F/163 (i.); RepCon Lux (ii.) and Pemex Finance, Ltd.

i.

The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. As discussed in Note 2, amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX’s management. The changes described here have had no impact on the financial information, since the Trusts have been consolidated in the financial statements of PEMEX.

ii.	Historically, PEMEX has consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux’s board of directors if such resolutions were against PEMEX’s interest, or related to the issuance of bonds exchangeable for shares of Repsol (see Note 8). The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, RepCon Lux was formally liquidated. Therefore, as of such date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c) Translation of foreign currency financial statements

Effective January 1, 2008 the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result (“CFR”).

(e) Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the purchase cost of refined and other products, then deducting the value of inventories at the end of the year. Until December 31, 2007, the result of this calculation was adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(f) Investment in shares of non-consolidated subsidiary companies and affiliates

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the unaudited financial statements of the issuing companies as of December 31, 2009 and 2008. Other

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

non-consolidated affiliates and subsidiary companies were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method. Until December 31, 2007, these companies were adjusted for inflation using factors derived from the NCPI.

(g) Long-term productive infrastructure projects (PIDIREGAS)

Until December 31, 2008, PIDIREGAS investments and related liabilities were recorded for accounting purposes in accordance with NEIFGSP 009 applicable to Entidades Paraestatales de la Administración Pública Federal (“State-owned Entities of the Federal Public Administration”), which provided that only liabilities maturing within two years should be recognized. In addition to establishing specific accounting treatment, NEIFGSP 009 identified specific legal and budgetary requirements relating to PIDIREGAS.

As of January 1, 2009, the provisions of NEIFGSP 009 were declared ineffective (see Note 2). Therefore, all PIDIREGAS-related accounting items have since such date been incorporated into the NEIFGSP consolidated financial statements. For Mexican FRS purposes, there has been no effect on the financial information.

(h) Wells, pipelines, properties, plant and equipment

Investments in properties, wells, pipelines, furniture and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

During the construction period, the CFR directly related to these assets is capitalized as part of the construction cost of these assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33

Plants and drilling equipment	3-5	20-33

Furniture and fixtures	10-25	4-10

Offshore platforms	4	25

Transportation equipment	4-20	5-25

Pipelines	4	25

Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The carrying value of these assets is subject to an annual impairment assessment (see Note 9(d)).

(i) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual study to determine their value of use and whether there is any impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the asset’s carrying value exceeds its fair value. During 2009 and 2008, an impairment was recorded of Ps. 1,731,229 and Ps. 807,050, respectively. Additionally in 2008, a reversal of impairment in the amount of Ps. 699,847 was recorded. Therefore, for the year ended December 31, 2008, the net effect of the impairment of the value of long-lived assets represented an expense of Ps. 107,203, which was recognized directly in the statement of operations. For the year ended December 31, 2007, no impairment of assets was recognized.

(j) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

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

(k) Reserve for abandonment cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporary closed are recorded based on the Units of Production (“UOP”) method. In the case of non-producing wells subject to abandonment

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

and dismantlement the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

The reserve for abandonment costs of wells (plugging and dismantling), as of December 31, 2009 and 2008 was Ps. 24,488,953 and Ps. 18,775,600, respectively, and is included in long-term liabilities.

(l) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(m) Employee benefits

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 “Employee Benefits,” as issued by the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or “CINIF”), which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

•	Retirement benefits:

i.	Initial transition liability and salary increases due to promotions, over a maximum of five years.

ii.	Plan amendments and actuarial gains and losses for the period, over the employees’ average remaining labor life.

•	Termination benefits:

i.	Initial transition liability and plan amendments, over a maximum of five years.

ii.	Salary increases due to promotions, over a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.

As of December 31, 2009, the employees’ average remaining labor life for those employees entitled to benefits in the plan was approximately nine years. PEMEX has incorporated the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits payable in cash for gas, gasoline and basic necessities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(n) Financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 “Derivative Financial Instruments and Hedging Operations” (“Bulletin C-10”), as issued by the Mexican Institute of Public Accountants, A.C., which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to derivative financial instruments (“DFIs”) for trading and hedging purposes, and to embedded derivatives.

As of December 31, 2009 and 2008, the DFIs recognized in the balance sheet were valued at their fair value, in accordance with the provisions of Bulletin C-10 (see Note 11). Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are designated as hedges are recorded using cash flow or fair value hedge accounting, as is established in Bulletin C-10.

(o) Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of liability, equity or both, are recorded at the time of issuance as a liability, equity or both, depending on their components, in accordance with FRS C-12 “Financial Instruments with characteristics of Liability, Equity or both.”

Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

(p) Restatement of equity, other contributions and retained earnings

Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made; accumulated losses were generated to the 2007 year-end. As discussed above, as of December 31, 2007, the economic environment became non-inflationary, as defined by FRS B-10.

(q) Surplus in the restatement of equity

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

(r) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”) (see Note 18).

(s) Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(t) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(u) Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period, and the accumulated translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges. Until December 31, 2007, comprehensive result included the effects of inflation restatement, the equity effect of the employee benefits provision as well as items required by specific accounting standards to be reflected in equity but not constituting equity contributions, reductions or distributions, and was adjusted for inflation using factors derived from the NCPI.

(v) Comprehensive financing result (CFR)

CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and, until December 31, 2007, the gain or loss attributable to the effects of inflation on monetary assets and liabilities, minus any portion of the CFR capitalized (see Notes 9 and 11).

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

Until December 31, 2007, the monetary position presented was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year-end. The aggregate of these results represented the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

(w) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

(x) Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the rate of the tax on hydrocarbon income to the temporary differences between the book and the tax values of assets and liabilities at the date of the consolidated financial statements. One Subsidiary Entity generated deferred hydrocarbon taxes, derived mainly from customer advances, accruals and fixed assets (see Note 18).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(y) Accounting changes

The CINIF issued the following FRS effective for fiscal years beginning January 1, 2008.

(i)	FRS B-10 “Effects of Inflation”—FRS B-10 superseded the previous Bulletin B-10 “Recognition of the effects of inflation on the financial information” and its five amendments, as well as the related circulars and Interpretation of Financial Reporting Standards (“INIF”) No. 2. The principal guidelines established by this FRS include:

•	Recognition of the effects of inflation. An entity operates in either a) an “inflationary” economic environment, when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; or b) a “non-inflationary” economic environment, when inflation over the aforementioned period is less than 26%.

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

•	Price index. The change in the NCPI or in the value of the Unidad de Inversión (Investment Unit, or “UDI”) may be used for determining the inflation for a given period.

•	Valuation of inventories and of foreign machinery and equipment. The use of replacement costs for inventories and of specific indexation for foreign machinery and equipment are no longer allowed.

•	Equity adjustment for non-monetary assets. As of the effective date of this FRS, the unrealized portion of the equity adjustment for non-monetary assets maintained in equity should be identified, in order to be reclassified to earnings for the year when the originating item is realized. The realized portion, or when it is not feasible to identify the unrealized portion then both the realized and unrealized portions, should be reclassified to retained earnings.

•	Monetary position gains or losses. Such gains or losses (included under deficit or surplus in the restatement of equity) were reclassified to retained earnings as of the effective date of this FRS.

As a consequence of the adoption of this FRS, as of January 1, 2008, equity items were reclassified as shown in the statement of changes in equity.

In these consolidated financial statements, amounts pertaining to the year ended December 31, 2007 are presented in constant pesos at December 31, 2007, the date on which the comprehensive method for recognizing the effects of inflation was last used.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(ii)	FRS D-3 “Employee benefits”—FRS D-3 superseded the previous Bulletin D-3 “Labor Obligations” and the portions of Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and INIF 4 that are applicable to Employee Statutory Profit Sharing (“ESPS”). The principal guidelines established by this FRS are:

•	A change in the rates for the financial assumptions to be used in actuarial valuations from real rates to nominal rates.

•	The incorporation of the term “salary increases due to promotions” with effect in liability and in cost.

•	A maximum five-year period for amortizing unrecognized/unamortized items and, in the context of retirement benefits, for amortizing salary increases due to promotions.

•	Unlike termination benefits, post-employment benefits and actuarial gains or losses may be immediately recognized in the results of operations or amortized over the employees’ average remaining labor life or a maximum of five years.

•	Elimination of the recognition of an additional liability, the related intangible asset and the effect on equity from labor obligations.

As a result of the adoption of this FRS, PEMEX eliminated in 2008 an intangible asset of Ps. 72,008,835 and additional minimum pension liability of Ps. 123,768,374 previously reflected in the balance sheet, as well as an effect on equity from labor obligations of Ps. 51,759,539 previously presented in equity.

(iii)	FRS D-4 “Taxes on income”—FRS D-4 superseded Bulletin D-4 and Circulars 53 and 54. The principal guidelines established by this FRS are:

•	Reclassification, on January 1, 2008, of the balance of the cumulative income tax effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings, unless identified with any other comprehensive item pending reclassification.

•	Transfer of the accounting treatment of ESPS (current and deferred) to FRS D-3, as outlined above.

As a result of the recognition of this FRS, the deferred income tax effect of Ps. 3,596 was reclassified to the comprehensive result within equity as of December 31, 2008.

(iv)	FRS B-2 “Statement of cash flows”—FRS B-2 superseded Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are:

•	Replacement in the financial statements of the statement of changes in financial position with the statement of cash flows for all periods, except those for periods prior to 2008, presented comparatively with those of the current period.

•	Reporting of cash inflows and cash outflows in nominal currency units, i.e., not including the effects of inflation.

•	Establishment of two alternative preparation methods (direct and indirect), without stating a preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally cash flows from financing activities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

•	Reporting of captions of principal items as gross, with certain exceptions, and required disclosure of the composition of items considered cash equivalents.

Accordingly, PEMEX has prepared a statement of changes in financial position for 2007 and statements of cash flows for 2008 and 2009 under the indirect method.

(v)	FRS B-15 “Translation of foreign currencies”—FRS B-15 superseded the previous Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations.” The principal guidelines established by this FRS are:

•	Substitution of the integrated foreign operation and foreign entity concepts for determining recording, functional and reporting currencies, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on a holding company.

•	Inclusion of translation procedures for those cases where the recording and reporting currencies differ from the functional currency, providing the option not to conduct such translation to companies not subject to consolidation or valuation based on the equity method.

•	The requirement that the accounting changes produced by the initial application of this standard be recognized prospectively; i.e., in a non-inflationary economic environment, without modifying the translation already recognized in the consolidated financial statements of prior periods.

The effect as of December 31, 2008 on the consolidated financial statements of the adoption of this FRS is a credit to equity of Ps. 2,809,574, as part of foreign operations translation effect, and a loss in the statement of operations of Ps. 2,847,846.

(z) Reclassifications

PEMEX’s consolidated financial statements as of December 31, 2008 and 2007 have been reclassified in certain accounts with the purpose of making them comparable with the consolidated financial statements as of December 31, 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2009 and 2008, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency (thousands)			Year-end exchange rate	Amounts in pesos
	Assets	Liabilities	Net liability position
2009:(1)
U.S. dollars	9,906,510	(28,261,566)	(18,355,056)	13.0587	Ps.(239,693,170)
Japanese yen	10,424	(217,419,399)	(217,408,975)	0.1404	(30,524,220)
Pounds sterling	7,294	(773,764)	(766,470)	21.0859	(16,161,710)
Euros	29,152	(4,464,617)	(4,435,465)	18.7353	(83,099,767)
Swiss francs	356,632	(707,705)	(351,073)	12.6378	(4,436,790)
Canadian dollars	—	(14,418)	(14,418)	12.4665	(179,742)

Total liability position, before foreign currency hedging					Ps.(374,095,399)

	Amounts in foreign currency (thousands)			Year-end exchange rate	Amounts in pesos
	Assets	Liabilities	Net liability position
2008:(1)
U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	Ps.(271,646,192)
Japanese yen	3,029,369	(246,581,546)	(243,552,177)	0.1501	(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304	(7,831,319)
Euros	23,055	(3,244,916)	(3,221,861)	19.1432	(61,676,729)
Swedish crowns	—	(12,931)	(12,931)	1.7413	(22,517)
Canadian dollars	79	—	79	11.0463	873

Total liability position, before foreign currency hedging					Ps.(377,733,066)

(1)	As of December 31, 2009 and 2008, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, 2009 and 2008, cash and cash equivalents were as follows:

	2009		2008
Cash on hand and in banks	Ps.	97,387,736	Ps.	60,704,660
Marketable securities		30,791,892		53,519,735

	Ps.	128,179,628	Ps.	114,224,395

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2009 and 2008, accounts, notes receivable and other receivables were as follows:

	2009		2008
Domestic customers	Ps.	38,142,868	Ps.	37,036,622
Export customers		39,082,063		5,881,394
Negative IEPS Tax pending to be credited (Note 18)		10,711,206		6,816,821
Specific funds (Note 14)		31,580,688		44,656,862
Employees and officers		4,476,052		4,067,658
Tax receivable		9,478,236		41,206,169
Other accounts receivable		26,219,801		24,382,512

		159,690,914		164,048,038
Less allowance for doubtful accounts		1,354,849		1,738,099

	Ps.	158,336,065	Ps.	162,309,939

NOTE 7—INVENTORIES:

As of December 31, 2009 and 2008, inventories were as follows:

	2009		2008
Crude oil, refined products, derivatives and petrochemical products	Ps.	31,878,174	Ps.	60,366,216
Materials and supplies in stock		6,382,505		6,765,361
Materials and products in transit		107,735		136,458

		38,368,414		67,268,035
Less allowance for slow-moving and obsolete inventory		1,465,334		1,796,458

	Ps.	36,903,080	Ps.	65,471,577

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 8—INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:

The investments in shares of non-consolidated subsidiaries, affiliates and others were as follows:

	Percentage of Investment		Carrying value as of December 31,
Subsidiaries and affiliates shares:			2009		2008
Repsol YPF, S.A.(1)		0.00%	Ps.	—	Ps.	—
Deer Park Refining Limited(2)		50.00%		6,081,339		7,547,905
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		100.00%		1,384,753		1,312,439
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.		49.00%		5,147		5,147
Other—Net		Various		2,291,162		2,311,693

Total investments			Ps.	9,762,401	Ps.	11,177,184

	For the year ended December 31,
Profit sharing in subsidiaries and affiliates:	2009		2008		2007
Repsol YPF, S.A.(1)	Ps.	—	Ps.	(3,780,783)	Ps.	588,729
Deer Park Refining Limited(2)		(1,363,510)		1,748,582		4,944,329
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		72,023		66,988		11,996

Total profit sharing	Ps.	(1,291,487)	Ps.	(1,965,213)	Ps.	5,545,054

(1)	As of December 31, 2007, the investment in Repsol YPF, S.A. (“Repsol”) consisted of 59,884,453 shares. On September 24, 2008, RepCon Lux announced the early redemption of its bonds exchangeable for Repsol shares, exercising its right of redemption in cash to certain holders. For such purpose, the equivalent shares were sold in the market through financial institutions. The settlement was realized and carried out in its entirety on October 24, 2008. However, the majority of the holders chose to exchange their bonds for shares prior to the date of the settlement. Considering that the holders had the right to exchange their bonds for Repsol shares prior to redemption, the intrinsic value of the bonds at the time of the redemption proved substantially equivalent to the value of the Repsol shares.

In order to retain the economic and voting rights in respect of 58,679,800 Repsol shares, or approximately 4.81% of Repsol’s share capital, PEMEX entered into four equity swaps with financial institutions, thereby obtaining the economic and voting rights in respect of 58,679,799 Repsol shares; PEMEX holds the remaining Repsol share through PMI-SES (see Note 11(v)).

(2)	PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2009, 2008 and 2007, PEMEX recorded Ps. (1,363,510), Ps. 1,748,582 and Ps. 4,944,329 of (loss) and profit, respectively, related to its equity in the results of the joint venture, which has been recorded under “profit sharing in non-consolidated subsidiaries, affiliates and others” in the statement of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 9—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2009 and 2008, the components of wells, pipelines, properties, plant and equipment were as follows:

	2009		2008
Plants	Ps.	423,699,655	Ps.	399,769,820
Drilling equipment		25,713,299		23,370,046
Pipelines		308,025,098		296,436,602
Wells		678,534,523		568,274,197
Buildings		55,713,561		51,611,161
Offshore platforms		189,729,704		169,308,888
Furniture and equipment		39,587,111		37,387,996
Transportation equipment		18,437,580		17,771,354

		1,739,440,531		1,563,930,064
Less:
Accumulated depreciation and amortization		924,133,494		843,858,575

Net value		815,307,037		720,071,489
Land		39,696,349		39,144,853
Construction in progress		111,552,872		85,148,023
Fixed assets to be disposed of		1,035,242		697,640

Total	Ps.	967,591,500	Ps.	845,062,005

a.	As of December 31, 2009 and 2008, the CFR identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,054,190 and Ps. 1,057,440, respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2009, 2008 and 2007, recognized in operating costs, was Ps. 76,890,687, Ps. 89,840,495 and Ps. 72,591,718, respectively, which includes amortization costs related to dismantlement and abandonment of wells for the years ended December 31, 2009, 2008 and 2007 of Ps. 1,648,884, Ps. 2,144,911 and Ps. 2,554,062, respectively.

c.	As of December 31, 2009 and 2008, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 24,488,953 and Ps. 18,775,600, respectively.

d.	As of December 31, 2009 and 2008, an impairment of Ps. 1,731,229 and Ps. 807,050, respectively, was recorded. Additionally, in 2008, there was a reversal of impairment of Ps. 699,847 related to the Cosoleacaque petrochemical complex due to the recovery of the markets where that complex’s main product is sold. Therefore, for the year ended December 31, 2008, the net impairment of long-lived assets under FRS C-15 was Ps. 107,203, which was recorded in the statement of operations. As of December 31, 2009 and 2008, PEMEX recognized cumulative impairment charges in the value of long-lived assets amounting to Ps. 16,217,180 and Ps. 14,485,951, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 10—DEBT:

Under the Ley General de Deuda Pública (General Law of Public Debt), the SHCP authorizes Mexican Government entities, including Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must be observed in each case.

Pursuant to the amendments to the Federal Law of Budget and Fiscal Accountability discussed in Note 2, Petróleos Mexicanos assumed during 2009, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust and Fideicomiso F/163, which had been guaranteed by Petróleos Mexicanos.

During 2009, the significant financing activities of Petróleos Mexicanos were as follows:

a.	During the period from January 1 to December 31, 2009, Petróleos Mexicanos obtained U.S. $1,350,000 in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program.

b.	On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under a revolving credit line, which it entered into on September 7, 2007.

c.	On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of its 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C. These notes are guaranteed.

d.	On March 26, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 2,500,000 at the Tasa de Interés Interbancaria de Equilibrio (Mexican Interbank Interest Rate, or “TIIE”), plus 200 basis points; the loan matured in March 2010.

e.	On April 3, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,000,000 and three-year maturity and the other at a fixed rate for Ps. 4,000,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.

f.	On May 22, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000 and three-year maturity and the other at a fixed rate for Ps. 3,500,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.

g.	On June 2, 2009, Petróleos Mexicanos issued £350,000 of its 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C. These notes are guaranteed.

h.	On June 18, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,750,000, bearing interest at a floating rate; the loan matures in June 2011.

i.	On June 26, 2009, Petróleos Mexicanos borrowed U.S. $6,000 under the revolving credit facility established on September 7, 2007.

j.	On July 29, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 6,700,000, bearing interest at a variable rate, which matures in January 2011.

k.	On August 17, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 5,000,000, bearing interest at a variable rate, which matures in July 2014.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

l.	On August 18, 2009, Petróleos Mexicanos issued €200,000 of its 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C. These notes are guaranteed.

m.	On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000 of its 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C. These notes are guaranteed.

n.	On September 30, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 3,750,000, bearing interest at a variable rate, which matures in September 2011. The payment was advanced on December 30, 2009.

o.	On October 8, 2009, Petróleos Mexicanos issued €1,000,000 of its 5.5% Notes due 2017; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C. These notes are guaranteed.

p.	On October 13, 2009, Petróleos Mexicanos issued CHF 350,000 of its 3.500% Notes due 2014; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C. These notes are guaranteed.

During 2008, the significant financing activities of Petróleos Mexicanos were as follows:

a.	On February 29, 2008, Petróleos Mexicanos drew down U.S. $1,000,000 from the syndicated revolving credit facility established on September 7, 2007. This credit line can be used by Petróleos Mexicanos. All drawdowns by the Master Trust, which originally could also use this credit line, were guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, and drawdowns by Petróleos Mexicanos are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 10,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE, plus 12 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 4,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE, maturing on June 20, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 3,500,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE plus 7.5 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

During 2008, the Master Trust undertook the following significant financing activities:

a.	The Master Trust obtained U.S. $1,471,126 in nominal terms in loans made or guaranteed by export credit agencies for PIDIREGAS financings.

b.

On June 2, 2008, the Master Trust obtained from a financial institution a credit in an amount of ¥41,900,000—equivalent to U.S. $400,000—distributed in two tranches of ¥20,950,000 each, with maturities in 2011 and 2014 respectively, both bearing interest at the three-month LIBOR rate. This

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

credit was guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The Master Trust’s obligations in respect of its indebtedness thereunder were legally assumed by Petróleos Mexicanos, as primary obligor, during the second half of 2009.

c.	On June 4, 2008, the Master Trust issued notes in the amount of U.S. $1,500,000, of which U.S. $1,000,000 consisted of notes due in 2018 with an interest rate of 5.75% and U.S. $500,000 consisted of bonds due in 2038 with an interest rate of 6.625%. The issuance of the 5.75% notes was a reopening of the Master Trust’s October 22, 2007 note issuance. These notes and bonds were guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The Master Trust’s obligations in respect of its indebtedness thereunder were legally assumed by Petróleos Mexicanos, as primary obligor, during the second half of 2009.

d.	On September 29, 2008, the Master Trust issued ¥64,000,000 of its Floating Rate Bonds due 2020, which were insured by Nippon Export and Investment Insurance and guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The Master Trust’s obligations in respect of its indebtedness thereunder were legally assumed by Petróleos Mexicanos, as primary obligor, during the second half of 2009.

Various credit facilities require compliance with various operating covenants that, among other things, place restrictions on the following types of transactions by PEMEX:

•	the sale of substantial assets essential for the continued operations of its business;

•	the incurrence of liens against its assets; and

•	transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2009 and 2008, PEMEX was in compliance with the operating covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2009 and 2008, long-term debt was as follows:

			December 31, 2009			December 31, 2008
	Rate of Interest(2)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 4.875 to 9.5% and LIBOR plus 0.6% to 1.3%	Various to 2038	Ps.	196,358,358	15,036,593	Ps.	177,500,544	13,110,942

Purchasing loans and project financing	Fixed from 3.27% to 6.64% and	Various
	LIBOR plus 2.25%	to 2019		96,418,120	7,383,439		98,010,575	7,239,503

Credit lines	LIBOR plus 0.20% and 0.25%	Various
		to 2012		—	—		20,307,450	1,500,000

Direct loans	Fixed from 5.44% to 8.3077% and LIBOR plus 1.9%	Various to 2014		4,261,246	326,315		—	—

External trade loans and syndicated loans	LIBOR plus 0.325% to 0.475%	Various
		to 2013		55,499,475	4,250,000		57,537,775	4,250,000

Bank loans	Fixed at 5.44% and LIBOR plus 1.9%	Various to 2018		2,611,740	200,000		9,169,191	677,278

Financial leases(4)	Fixed 1.99%	Various
		to 2019		3,826,822	293,048		5,892,346	435,235

Total financing in U.S. dollars				358,975,761	27,489,395		368,417,881	27,212,958

Euros:
Bonds	Fixed from 5.5% to 6.625%	Various
		to 2025		80,561,790	4,300,000		59,343,920	3,100,000
Unsecured loans, banks and project financing	Fixed at 2%	2016		4,559	243		5,671	296

Total financing in euros				80,566,349	4,300,243		59,349,591	3,100,296

Pesos:
Certificados bursátiles (debt securities)	TIIE less 0.07%, Cetes plus
	0.35% to 0.57% and Fixed from 8.33% to 9.91%	Various to 2019		76,172,000			69,672,000

Project financing and syndicated bank loans	Fixed at 11% and TIIE plus 0.4% to 0.48%	Various to 2012		—			11,444,444

Direct loans	Fixed at 11% and TIIE plus 0.225% to 2.4%	Various to 2014		31,950,000			—

Total financing in pesos				108,122,000			81,116,444

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

			December 31, 2009			December 31, 2008
	Rate of Interest(2)	Maturity	Pesos (thousands)		Foreign currency (thousands)	Pesos (thousands)		Foreign currency (thousands)
Japanese yen:
Direct loans	LIBOR yen plus 0.5% to 0.71%	Various
		to 2014	Ps.	5,882,760	41,900,000	Ps.	6,650,233	44,305,348

Bonds	Fixed from 3.5% and LIBOR yen plus 0.75%	Various to 2023		13,197,600	94,000,000		14,113,049	94,000,000

Project financing	Fixed from 2.9079% and Prime yen from 1% to 2.4%	Various to 2017		9,843,306	70,109,017		13,983,565	93,137,574
Bank loans				1,503,947	10,711,873		—	—

Total financing in yen				30,427,613	216,720,890		34,746,847	231,442,922

“Unidades de Inversión Certificados Bursátiles”	Zero	2019		13,512,998			13,027,763

Other currency:
Bonds	Fixed 3.5% to 8.25%	Various
		to 2022		20,237,655			7,812,160

Total principal in pesos(1)				611,842,376			564,470,686
Plus: Accrued interest				6,728,300			7,073,181
Notes payable to contractors(3)				13,288,082			15,166,637

Total principal and interest				631,858,758			586,710,504
Less: Short-term maturities				90,550,672			91,198,944
Current portion of notes payable to contractors				5,321,352			24,935
Accrued interest				6,728,300			—

Total short-term debt				102,600,324			91,223,879

Long-term debt			Ps.	529,258,434		Ps.	495,486,625

	2010		2011		2012		2013		2014 and thereafter		Total
Maturity of the principal outstanding, including accrued interest for each of the years ending December 31,	Ps.	102,600,324	Ps.	72,221,743	Ps.	65,489,080	Ps.	67,383,489	Ps.	324,164,122	Ps.	631,858,758

Notes to table:

(1)	Includes financing from foreign banks of Ps. 467,885,124 and Ps. 472,130,204 as of December 31, 2009 and 2008, respectively.
(2)	As of December 31, 2009 and 2008 the rates were as follows: LIBOR, 0.42969% and 1.75%, respectively; the prime rate in Japanese yen, 1.475% and 1.675%, respectively; the Cetes rate, 4.61% for 91 days and 8.15% for 182 days and 4.86% for 91 days and 7.20% for 182 days, respectively; TIIE, 5.1121% and 8.7018%, respectively.
(3)	The total amounts of notes payable to contractors as of December 31, 2009 and 2008, current and long-term, are as follows:

	2009		2008
Total notes payable to contractors(a)(b)(c)	Ps.	13,288,082	Ps.	15,166,637
Less: Current portion of notes payable to contractors		5,321,352		24,935

Notes payable to contractors (long-term)	Ps.	7,966,730	Ps.	15,141,702

(a)

On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the Ing. Héctor R. Lara Sosa refinery in Cadereyta, N.L. The original amount of the financed public works contract was U.S. $1,618,352, plus a financing cost of U.S. $805,648, due in twenty semi-annual payments of U.S. $121,200. The original amount of the unit-price public works contract was U.S. $80,000, including a financing cost of U.S. $47,600 payable monthly based on the percentage of completion. As of December 31, 2009 and 2008, the outstanding balances of the respective contracts were Ps. 1,447,779 and Ps. 4,561,189, respectively. Pursuant to the amendments discussed

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

above to the Federal Law of Budget and Fiscal Accountability, as of January 1, 2009 these outstanding balances have been recognized as direct public debt.
(b)	PEMEX has Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts, or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2009 and 2008, PEMEX had an outstanding payable amount of Ps. 9,053,727 and Ps. 5,930,523, respectively.
(c)	During 2007, a Floating Production Storage and Offloading (“FPSO”) vessel was purchased. The investment in the vessel totaled U.S. $723,575. As of December 31, 2009 and 2008, the outstanding balances were Ps. 4,234,356 (U.S. $324,255) and Ps. 4,674,925 (U.S. $345,311), respectively.
(4)	During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 10 years. As of December 31, 2009, assets acquired through these capital leases were as follows:

Investment in tankers	Ps.	3,075,142
Less accumulated depreciation		144,105

	Ps.	2,931,037

The liabilities relating to the assets listed above are payable in each of the following years ending December 31, as presented below:

Year	Pesos		U.S. dollars
2010		Ps. 575,277	U.S. $44,053
2011		575,276	44,053
2012		575,276	44,053
2013		575,276	44,053
2014		575,276	44,053
2015 and later		2,231,950	170,917

		5,108,331	391,182
Less: Short-term unaccrued interest		244,718	25,313
Less: Long-term unaccrued interest		1,036,791	79,395
Less: Current portion of lease		330,559	18,740

Total long-term capital lease	Ps.	3,496,263	U.S.$267,734

The capital lease interest expense during the year ended December 31, 2009 was Ps. 292,791.

NOTE 11—FINANCIAL INSTRUMENTS (DFIs):

PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbons prices in the national and international markets.

In order to monitor and manage these risks, PEMEX has developed regulations relating to market risk management, which are comprised of policies and guidelines applicable to PEMEX that promote a comprehensive approach to managing such risk, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits estimates.

PEMEX’s risk management regulations provide that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

PEMEX has a policy of reducing the potential impact of market risk factors on its financial results by promoting a balance between expected incoming cash flows from operations and those outgoing, which relate to its liabilities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(i) Counterparty and credit risk associated with DFIs

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce that risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of the DFIs. PEMEX enters into transactions primarily with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. Additionally, PEMEX maintains a diversified portfolio of counterparties.

Pemex-Gas and Basic Petrochemicals faces additional credit risk due to its offering DFIs to its domestic customers to help them mitigate the volatility in the price of natural gas (see section (iv)). In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals’ customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. These circumstances mean that the credit risk treatment of the DFIs is the same as that for the supply contracts.

Certain of Pemex-Gas and Basic Petrochemicals’ customers are exempt from presenting guarantees, while others make purchases on credit and are required to provide guarantees. In the event of nonpayment, supply is suspended and any open DFIs are liquidated. In 2009, the overdue accounts for natural gas of customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex-Gas and Basic Petrochemicals.

As of December 31, 2009, Pemex-Gas and Basic Petrochemicals had entered into DFIs with 186 of its customers, of which 174 (94%) were industrial customers and 12 (6%) were distributors. Of the total traded volume of DFIs, industrial customers represented 44% while distributors represented 56%.

As of December 31, 2009, MGI Supply, Ltd., a subsidiary of Pemex-Gas and Basic Petrochemicals, had provided U.S. $17,325,000 in collateral, as compared to no collateral having been provided for such DFIs at December 31, 2008.

(ii) Interest rate risk

PEMEX constantly monitors its exposure to the risk generated by volatility in the various reference interest rates applicable to its debt portfolio, as recognized in the balance sheet. To establish an appropriate proportion of fixed rate instruments in its portfolio, thus reducing its exposure to adverse movements in floating interest rates, PEMEX contracts for interest rate swaps associated with its variable-rate debt instruments. Under these swaps, PEMEX makes payments based on a fixed interest rate and receives payments based on a floating rate. LIBOR is the underlying floating rate for U.S. dollar-denominated swaps of PEMEX’s debt.

(iii) Foreign exchange rate risk

Most of PEMEX’s debt is denominated in U.S. dollars and Mexican pesos. Debt denominated in other currencies generates foreign exchange rate exposure that can increase PEMEX’s financing costs. Therefore, PEMEX regularly enters into cross-currency swaps to mitigate the exposure caused by the volatility in the exchange rates of currencies other than the U.S. dollar and the Mexican peso. The parity currencies underlying these swaps are the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(iv) Hydrocarbon price risk

PEMEX’s tax structure permits it to transfer most hydrocarbon price risk to the Mexican Government. Therefore, PEMEX does not enter into long-term strategic hedging arrangements relating to the prices of the hydrocarbons that it trades.

However, PEMEX does periodically evaluate its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals enters as a counterparty into DFIs for natural gas with its domestic customers, in order to help those customers mitigate the risk of volatility in the prices of natural gas. In providing this service, Pemex-Gas and Basic Petrochemicals enters into corresponding DFIs through its subsidiary MGI Supply, Ltd., taking the positions opposite to those in its DFIs with customers—thereby mitigating the market risk generated by those DFIs offered to customers. In turn, MGI Supply, Ltd. enters into opposite position DFIs with international counterparties in order to transfer the related price risk. This system allows Pemex-Gas and Basic Petrochemicals to maintain overall its natural risk profile.

Since 2003, Pemex-Gas and Basic Petrochemicals has been required to trade Liquefied Petroleum Gas (“LPG”) under a price system imposed by the Mexican Government. This system fixes the sale price of LPG throughout Mexico, generating risk exposure in the geographic areas where Pemex-Gas and Basic Petrochemicals sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by that exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG.

(v) Risk relating to the portfolio of third-party shares

PEMEX retains a synthetic long position (holding) on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over those shares. This is accomplished by using four total return swaps under which PEMEX has the right to receive the total return on the Repsol YPF shares with respect to an exercise price in U.S. dollars, as well as the dividends and corporate rights relating to those shares. Under these DFIs, PEMEX agrees to cover its financial counterparties for any capital losses that the Repsol YPF shares may experience in reference to an exercise price, as well as to make payments at a fixed interest rate. Additionally, two of these DFIs include structures composed of combinations of options, consisting in each case of one short call and one long put spread. The aforementioned DFIs have maturities between October 2010 and the first six months of 2011. As of December 31, 2009 and 2008, the share price for the related Repsol YPF shares was U.S. $26.66 and U.S. $21.10, respectively.

(vi) Fair value of DFIs

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The options contained in PEMEX’s DFIs portfolio are European in style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX’s DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

(vii) Embedded derivatives due to a non-functional currency component

As of December 31, 2009 and 2008, in accordance with Bulletin C-10, PEMEX recognized several agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment, because they do not meet the strict requirements of Bulletin C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the CFR.

As of December 31, 2009 and 2008, the fair value of PEMEX’s DFIs was Ps. 9,239,778 and Ps. (2,429,936), respectively. These amounts include the DFIs designated as cash flow hedges and their net fair value of Ps. (64,711) and Ps. (2,374,351), respectively, which was recognized under other comprehensive loss.

The following table shows the fair values and the notional amounts of PEMEX’s over-the-counter derivative instruments that are designated as cash flow hedges outstanding as of December 31, 2009 and 2008:

		2009		2008
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Swaps	PEMEX pays fixed in U.S. $ and receives floating in 6-month U.S. $ LIBOR.	Ps.496,328	Ps.(15,097)	Ps.1,029,112	Ps.(34,390)

Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 28-day TIIE + spread in pesos.	—	—	3,000,000	(183,949)

Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 182-day swap interest rate provided by Proveedor Integral de Precios, S.A. de C.V. (“PIP”) in pesos.	—	—	7,500,000	(952,485)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

		2009		2008
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value

Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDIs.	Ps.—	Ps.—	Ps.11,901,650	Ps. 572,670

Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in ¥.	—	—	7,096,331	1,422,444

Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. $ LIBOR + spread and receives floating in 3-month ¥ LIBOR + spread.	—	—	5,415,320	869,931

Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives floating in 6-month ¥ LIBOR + spread.	—	—	8,189,133	1,324,013

Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in euros.	—	—	22,026,814	842,046

Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in £.	—	—	9,241,108	(1,901,494)

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

As of December 31, 2009, 2008 and 2007, net (loss) income of Ps. (62,375), Ps. 1,062,359 and Ps. (1,479,284), respectively, was reclassified from other comprehensive income into earnings in the CFR. It is estimated that, in 2010, net income of Ps. 185,622 will be reclassified from other comprehensive income into earnings.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The following table shows the fair values and the notional amounts as of December 31, 2009 and 2008 of PEMEX’s over-the-counter derivative instruments that were treated for accounting purposes as non-hedges:

		2009				2008
DFI	Position	Notional Amount		Fair Value		Notional Amount		Fair Value
Equity Swaps (including options)	PEMEX pays fixed in U.S. $ and receives total return on Repsol YPF shares.	Ps.	19,700,551	Ps.	120,391	Ps.	19,679,112	Ps.	(2,761,533)

Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 182-day swap interest rate 6x1 provided by PIP in pesos.		—		—		5,000,000		(97,841)

Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 28-day TIIE + spread in pesos.		3,000,000		(218,268)		—		—

Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 182-day swap interest rate provided by PIP in pesos.		7,500,000		(1,161,596)		—		—

Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDIs.		13,464,756		607,198		—		—

Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in ¥.		12,609,031		2,066,422		8,835,701		605,619

Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. $ LIBOR + spread and receives floating in 3-month ¥ LIBOR + spread.		5,223,480		711,643		—		—

Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives floating in 6-month ¥ LIBOR + spread.		7,899,029		1,326,331		—		—

Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in euros.		74,854,127		5,734,924		31,832,605		(1,721,125)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

		2009				2008
DFI	Position	Notional Amount		Fair Value		Notional Amount		Fair Value

Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in £.	Ps.	8,913,738	Ps.	(573,689)	Ps.	—	Ps.	—

Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives fixed in £.		7,509,405		101,171		—		—

Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in CHF.		4,424,107		(972)		—		—

Natural Gas Swaps	PEMEX receives floating.		14,573,778		(4,840,626)		(20,070,124)		(8,881,396)

Natural Gas Swaps	PEMEX receives fixed.		(14,780,574)		5,038,005		20,067,822		9,038,846

Natural Gas Options	PEMEX Long Put		525,228		149,213		1,900,058		611,534

Natural Gas Options	PEMEX Short Put		(523,818)		(148,996)		(1,899,512)		(611,620)

Natural Gas Options	PEMEX Long Call		2,350,803		127,432		6,200,409		186,253

Natural Gas Options	PEMEX Short Call		(2,351,140)		(127,244)		(6,200,961)		(185,991)

Natural Gas Digital Options	PEMEX Long Put		340,149		37,441		—		—

Natural Gas Digital Options	PEMEX Short Put		(340,149)		(37,472)		—		(112)

Natural Gas Digital Options	PEMEX Long Call		929,201		3,794		—		—

Natural Gas Digital Options	PEMEX Short Call		(932,490)		(3,825)		(4,971)		(97)

The exchange rates as of December 31, 2009 and 2008 were Ps. 13.0587 and Ps. 13.5383 per U.S. dollar, respectively.

For the years ended December 31, 2009, 2008 and 2007, PEMEX recognized net income (loss) of Ps. 9,963,741, Ps. (2,319,164) and Ps. (514,893), respectively, in the CFR with respect to DFIs treated as non-hedges. Additionally, for the year ended December 31, 2007, PEMEX recognized a loss of Ps. 702,173 in other revenues related to operations with DFIs treated for accounting purposes as non-hedges. For the years ended December 31, 2009 and 2008, PEMEX did not recognize any impact in other revenues related to operations with DFIs treated for accounting purposes as non-hedges.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 12—EMPLOYEE BENEFITS:

a. Pensions, seniority premiums and other post-retirement benefits

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

b. Benefits for employment termination for causes other than restructuring

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

Cash flows:

Plan contributions and benefits paid were as follows:

	Retirement Benefits
	2009		2008
Contribution to the pension plan assets	Ps.	20,331,433	Ps.	17,948,524
Payments charged to the plan assets		22,620,838		20,662,053

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2009 and 2008 were Ps. 4,260,829 and Ps. 4,039,137, respectively. Payments for employment termination before the employee’s retirement age were Ps. 26,525 in 2009. Such payments were not required in 2008.

The cost, obligations and other elements of the pension plan, seniority premium and other post-retirement benefits plans for termination for causes other than restructuring, mentioned in Note 3(m), were determined based on calculations prepared by independent actuaries as of December 31, 2009 and 2008.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The components of net periodic cost for the years ended December 31, 2009 and 2008 are as follows:

	Termination Benefits 2009		Retirement Benefits 2009		Total 2009
Net periodic cost:
Service cost	Ps.	1,271,683	Ps.	11,649,536	Ps.	12,921,219
Financial cost		1,675,982		51,404,121		53,080,103
Return on plan assets		—		(566,935)		(566,935)

Prior services cost:
Prior services costs and plan amendments		46,365		5,074,381		5,120,746
Amortization of transition liability		134,220		27,337,019		27,471,239
Actuarial gain (loss)		9,086,387		(2,721,667)		6,364,720
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	12,214,637	Ps.	93,437,254	Ps.	105,651,891

	Termination Benefits 2008		Retirement Benefits 2008		Total 2008
Net periodic cost:
Service cost	Ps.	1,782,851	Ps.	13,693,537	Ps.	15,476,388
Financial cost		1,691,923		52,042,518		53,734,441
Return on plan assets		—		(933,360)		(933,360)

Prior services cost:
Prior services costs and plan amendments		46,934		5,068,576		5,115,510
Amortization of transition liability		138,675		27,337,017		27,475,692
Actuarial losses		7,961,507		2,034,043		9,995,550
Compensation increase		518,657		1,260,799		1,779,456

Net periodic cost	Ps.	12,140,547	Ps.	100,503,130	Ps.	112,643,677

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The actuarial present value of benefit obligations is as follows:

	Termination Benefits 2009		Retirement Benefits 2009		Total 2009
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	32,183,020	Ps.	624,808,332	Ps.	656,991,352

Accumulated defined benefit obligations (OBD)		32,183,020		888,542,099		920,725,119
Plan assets at fair value		—		(4,075,779)		(4,075,779)

Defined benefit obligations (OBD) fund excess		32,183,020		884,466,320		916,649,340

Prior services not recognized:
Transition liability		(402,668)		(82,011,048)		(82,413,716)
Plan amendments		(159,495)		(54,673,054)		(54,832,549)
Actuarial losses and variances in assumptions		—		(199,419,745)		(199,419,745)
Compensation increase		—		(3,782,396)		(3,782,396)

Total liability recognized in the balance sheet	Ps.	31,620,857	Ps.	544,580,077	Ps.	576,200,934

	Termination Benefits 2008		Retirement Benefits 2008		Total 2008
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	19,973,037	Ps.	427,908,459	Ps.	447,881,496

Accumulated defined benefit obligations (OBD)		20,158,345		619,642,382		639,800,727
Plan assets at fair value		—		(5,761,615)		(5,761,615)

Defined benefit obligations (OBD) fund excess		20,158,345		613,880,767		634,039,112

Prior services not recognized:
Transition liability		(536,889)		(109,348,066)		(109,884,955)
Plan amendments		(185,455)		(59,747,435)		(59,932,890)
Actuarial gains and variances in assumptions		—		35,905,470		35,905,470
Compensation increase		—		(5,043,194)		(5,043,194)

Total liability recognized in the balance sheet	Ps.	19,436,001	Ps.	475,647,542	Ps.	495,083,543

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services (“Medical Inflation”) are as follows:

	Termination		Retirement
Effect	2009	2008	2009	2008
Increase of one point in Medical Inflation:
a) Labor cost of current services	Ps. 1,095,522	Ps. 510,705	Ps. 3,361,428	Ps. 2,798,567
b) Financial cost	1,275,829	341,316	18,874,905	10,403,186
c) Total	2,371,351	852,021	22,236,333	13,201,753
Variation	33.19%	8.72%	23.74%	27.00%
d) Defined benefit obligations (OBD)	15,175,717	3,250,253	223,285,402	95,782,246
Variation	37.30%	8.73%	21.95%	10.00%

Decrease of one point in Medical Inflation:
a) Labor cost of current services	667,525	433,224	1,877,464	2,304,750
b) Financial cost	690,807	289,490	12,800,467	8,679,416
c) Total	1,358,332	722,714	14,677,931	10,984,166
Variation	(23.71)%	(7.78)%	(18.32)%	6.00%
d) Defined benefit obligations (OBD)	8,260,009	2,756,368	152,492,471	79,880,493
Variation	(25.27)%	(7.79)%	(16.72)%	(8.00)%

Significant assumptions used in determining the net periodic cost of plans are as follows, and are expressed in nominal rates:

	Termination Benefits		Retirement Benefits
	2009	2008	2009	2008
Discount rate used to show the present value of obligations	8.75%	8.75%	8.75%	8.75%
Rate of compensation increase(*)	5.50%	5.00%	5.50%	5.00%
Expected long-term rate of return on plan assets	8.75%	8.50%	8.75%	8.50%
Employees’ average remaining labor life over which pending amortization items are amortized	9 years	10 years	9 years	10 years

(*)	Includes salary increases due to promotions.

PEMEX’s plan assets are held in two trusts, the Fondo Laboral Pemex (“FOLAPE”) and the Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S.A. and a technical committee that is comprised of personnel from Petróleos Mexicanos and the trusts.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

	Retirement Benefits
	2009	2008
Type of investment:
Governmental securities	69.3%	49.0%
Fixed rate securities	30.7%	51.0%

Total	100%	100%

NOTE 13—COMPREHENSIVE (LOSS) INCOME:

Comprehensive loss, presented in the consolidated statement of changes in equity, presents the overall result of PEMEX’s activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net (loss) income for the period—are recognized directly in equity:

	2009		2008		2007
Net loss	Ps.	(94,662,018)	Ps.	(112,076,444)	Ps.	(18,307,569)
Surplus in restatement of equity		—		—		19,309,736
Derivative financial instruments		2,532,882		(1,268,722)		656,699
Conversion effect		(2,183,412)		7,333,266		(982,729)
Deferred income tax effect		—		(3,596)		(40)
Effect on equity from employee benefits		—		51,759,539		(3,432,792)

Comprehensive loss for the year	Ps.	(94,312,548)	Ps.	(54,255,957)	Ps.	(2,756,695)

NOTE 14—EQUITY:

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board.

In December 1997, the Board and the Mexican Government agreed to a reduction in equity of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2009, the value of the Certificates of Contribution “A” was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318).

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A”	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		86,735,530

Certificates of Contribution “A” in pesos of December 31, 2007 purchasing power	Ps.	96,957,993

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

During January 2007, Petróleos Mexicanos paid Ps. 4,270,224 to the Mexican Government in advance for a minimum guaranteed dividend to be paid as a condition of this capitalization. Through the CA-122/2008 agreement of August 20, 2008, the Board approved the application of this minimum guaranteed dividend, which was recognized in September 2008, as accumulated loss.

During 2007, the Mexican Government assigned to Petróleos Mexicanos excess revenues in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c) in the amount of Ps. 13,938,000. As of December 31, 2007, Petróleos Mexicanos had received Ps. 11,131,800 that it capitalized in equity. The other Ps. 2,806,200 was recognized as uncalled capital until it was received by Petróleos Mexicanos in February 2008. Additionally, Petróleos Mexicanos received Ps. 19,700 from the Fondo sobre Ingresos Excedentes (“FIEX”).

During 2008, the Mexican Government assigned to Petróleos Mexicanos excess revenues in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c) in the amount of Ps. 32,639,044. In addition, interest in the amount of Ps. 12,218 related to these payments by the Mexican Government was capitalized.

During 2009, due to certain changes in the fiscal regime of Petróleos Mexicanos, the SHCP requested the return of Ps. 40,104 as reimbursement of funds that had been received by Petróleos Mexicanos in 2008 under article 19, fraction IV, clause c) of the Federal Law of Budget and Fiscal Accountability. Additionally, PEMEX received under the terms of the same provision a payment in the amount of Ps. 12,600 corresponding to excess income from the 2008 fiscal year. The SHCP authorized application of this payment toward implementation of programs and investments in infrastructure projects. In addition, PEMEX capitalized an amount of Ps. 494,714, corresponding to interest earned at the end of 2009 on funds provided by the Mexican Government for use in infrastructure works, resulting in an overall increase in equity of Ps. 467,210 for the year.

In 2004, Petróleos Mexicanos signed an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the “Trade Commission Funds”) with Banco Santander, S.A. as an agent in order to manage the funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities. In accordance with the Ley de Ingresos de la Federación (Federal Revenues Law), these funds are to be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals. Payments made by the Mexican Government that increase the equity of Petróleos Mexicanos and the Subsidiary Entities are deposited into the Trade Commission Funds.

As of December 31, 2009 and 2008, the outstanding balances of the Trade Commission Funds were as follows:

	2009		2008
Trade Commission “FEIIP”	Ps.	30,590,241	Ps.	29,023,651
Trade Commission “FEX”		982,967		15,179,213
Trade Commission “AOI”		305		44,316
Trade Commission “FIEX”		7,175		409,682

Total funds for specific purposes	Ps.	31,580,688	Ps.	44,656,862

During recent years, PEMEX has recorded negative earnings. However, under the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”), decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

agreements to which PEMEX currently is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX’s institutional strategy, including through the adoption of November 2008 amendments to PEMEX’s legal framework, which will permit it greater autonomy in decision making and enhanced operational viability.

NOTE 15—COMMITMENTS:

(a)	PEMEX, through Pemex-Exploration and Production, is party to an evergreen contract to sell to PMI CIM crude oil destined for sale in the international market. Pursuant to this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts), and in some cases with a minimum obligatory period (long-term contracts).

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. As of December 31, 2009 and 2008, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 17,309,316 and Ps. 19,972,377, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2010	Ps.	2,007,406
2011		2,022,583
2012		2,055,395
2013		1,392,635
2014		1,409,580
More than 5 years		8,421,717

Total	Ps.	17,309,316

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of December 31, 2009 and 2008, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 2,443,574 and Ps. 2,661,262, respectively.

In the event of early termination of contract, under its terms, PEMEX would be required to pay for services received and for unrecoverable expenses of the counterparty.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Estimated future payments under this contract for upcoming fiscal years are as follows:

2010	Ps.	838,404
2011		530,184
2012		530,184
2013		109,544
2014 to 2017		435,258

Total	Ps.	2,443,574

(d)	As of December 31, 2009 and 2008, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, at an estimated total amount of Ps. 195,096,931 and Ps. 483,256,449, respectively.

NOTE 16—CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2009 and 2008, the reserve for environmental remediation expenses totaled Ps. 6,032,931 and Ps. 1,751,453, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. Based on the information available, the amount claimed in connection with these lawsuits as of December 31, 2009 totaled approximately Ps. 44,291,614. As of December 31, 2009, PEMEX had accrued a reserve of Ps. 9,918,378 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890.3 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025.1. As of the date of this report, Petróleos Mexicanos and Pemex-Refining are preparing a brief in connection with a hearing to determine the amounts due to each party.

As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the FPWC program remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004-IV) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Mexican Constitution. On June 7, 2008, Pemex-Exploration and Production responded to this claim. On April 19, 2010, the court issued a resolution declaring that the period for legal action had lapsed. The plaintiffs filed an appeal of this resolution before the Primer Tribunal Unitario en Materia Civil del Primer Circuito (First Unit Civil Court of the First Circuit), which confirmed the resolution but released the plaintiffs from a requirement that they pay court expenses.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of U.S. $319,920.3 and Ps. 37,209.4. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897.7 and Ps. 41,513. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645.9 and Ps. 34,459.5, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,737, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. As of the date of this report, Pemex-Exploration and Production is seeking to have this action dismissed. On July 1, 2010, a hearing will be held. In addition, Pemex-Exploration and Production has filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court), requesting that the award be declared null and void. The resolution of this claim is still pending.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. (“TGT”) commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms.

On December 16, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (“Asociación de Transportistas”) filed a claim (No. 271/2005-I) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, seeking a declaration that Pemex-Refining was in breach of a transportation agreement dated March 26, 1993, as well

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

as the payment of related damages. Asociación de Transportistas is also seeking that Pemex-Refining authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign them a cargo. On April 29, 2008, a judgment was issued against Pemex-Refining. Pemex-Refining filed an appeal (No. 425/2008) against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit), which was granted on October 26, 2009. The plaintiff filed a form of constitutional relief known as an amparo (No. 696/2009) against this resolution before the Décimo Segundo Tribunal Colegiado (Twelfth Joint Court), which affirmed the previous resolution in favor of Pemex-Refining. This proceeding has therefore concluded. In three other claims filed separately by Asociación de Transportistas against Pemex-Refining, judgments have been granted in favor of Pemex-Refining.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927.4 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,136.8, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before a Tribunal Unitario del Décimo Circuito (Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Both parties filed appeals (No. 204/2009 and No. 205/2009) against this resolution before the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit). On November 23, 2009, a resolution was granted in favor of Pemex-Refining. The plaintiff filed an amparo (D.C. 03/2010) before the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court) against this resolution. Pemex-Refining also filed an amparo (D.C. 04/2010) before the Tenth Joint Civil Court since it was ordered to grant a discharge in favor of the plaintiff. On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff’s. The court ordered that the pleadings filed by the plaintiff be analyzed. As of the date of this report, a final resolution is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. A constitutional hearing will be held on July 6, 2010. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490,873 for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was admitted and the principal claim has therefore been suspended. A final resolution is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. A constitutional hearing will be held on July 9, 2010.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25,828 in damages as a result of this alleged fraud. As of the date of this report, an expert’s opinion to be provided by the Federal Attorney General’s Office is still pending, and the matter remains under investigation.

•

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes’ financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an amparo (No. 345/2010) against this resolution before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Joint Civil Court of the First Circuit). A final resolution is still pending.

•	On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the First Unit Civil and Administrative Court of the First Circuit. A final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The plaintiff’s expert claims that Bardahl’s damages total up to Ps. 18,008,000, while the defendants’ expert claims that there are no damages. The trial is in the evidentiary stage, with the opinion of an independent expert still pending.

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009) before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing was to be held on June 17, 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTE 17—SEGMENT FINANCIAL INFORMATION:

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

The primary sources of revenue for the segments are as described below:

•

Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the exporting of crude oil, through the PMI Group, to international markets. Export sales are made through the PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX’s crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

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

•

Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Following is the condensed financial information of these segments:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended
December 31, 2009

Sales –
Trade	Ps.	—	Ps.	466,238,279	Ps.	111,245,384	Ps.	18,885,357	Ps.	488,260,795	Ps.	—	Ps.	1,084,629,815
Intersegment		827,653,321		61,000,823		60,722,516		31,068,976		255,738,182		(1,236,183,818)		—
Services income		—		3,376,277		—		—		3,027,320		(1,112,081)		5,291,516
Total net sales		827,653,321		530,615,379		171,967,900		49,954,333		747,026,297		(1,237,295,899)		1,089,921,331
Gross income		607,234,367		(85,483,482)		7,652,595		(8,973,710)		50,044,324		(41,687,718)		528,786,376
Operating income (loss)		576,366,159		(129,814,425)		(4,789,179)		(20,370,049)		7,618,478		(733,608)		428,277,376
Comprehensive financing result (cost)		(27,778,181)		(157,022)		2,748,591		100,489		9,778,256		—		(15,307,867)
Net income (loss)		5,436,454		(92,455,034)		(1,190,256)		(19,997,884)		(88,682,514)		102,227,216		(94,662,018)
Depreciation and amortization		62,374,663		9,023,359		3,676,317		1,142,709		673,639		—		76,890,687
Labor cost reserve		34,995,298		35,426,353		7,961,731		9,900,426		17,368,083		—		105,651,891
Taxes and duties		538,596,544		3,309,822		692,647		290,507		3,743,538		—		546,633,058
Acquisition of fixed assets		173,104,870		24,950,814		2,120,178		2,198,130		1,368,691		—		203,742,683
Total assets		2,983,699,608		496,044,407		133,497,604		86,943,440		1,802,500,251		(4,170,648,131)		1,332,037,179
Current assets		2,269,247,725		308,544,174		89,660,926		69,107,983		904,063,806		(3,290,927,924)		349,696,690
Investments in shares		610,032		157,094		1,503,374		—		375,193,677		(367,701,776)		9,762,401
Properties, plant and equipment		711,503,482		186,970,987		42,128,005		17,488,295		9,500,731		—		967,591,500
Current liabilities		2,004,499,026		248,243,821		32,420,053		9,493,321		1,228,678,446		(3,280,374,275)		242,960,392
Reserve for employee benefits		198,641,039		195,906,527		49,111,151		53,968,743		78,573,474		—		576,200,934
Total liability		2,728,866,519		484,186,579		89,416,127		64,252,478		1,835,102,671		(3,802,947,175)		1,398,877,199
Equity		254,833,089		11,857,828		44,081,477		22,690,962		(32,602,420)		(367,700,956)		(66,840,020)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended
December 31, 2008

Sales –
Trade	Ps.	—	Ps.	487,070,405	Ps.	167,107,867	Ps.	25,575,854	Ps.	644,418,238	Ps.	—	Ps.	1,324,172,364
Intersegment		1,137,807,483		56,992,301		104,027,712		54,481,528		330,042,792		(1,683,351,816)		—
Services income		—		3,485,588		—		—		2,375,188		(1,083,188)		4,777,588
Total net sales		1,137,807,483		547,548,294		271,135,579		80,057,382		976,836,218		(1,684,435,004)		1,328,949,952
Gross income		902,305,112		(236,863,752)		13,004,111		(8,722,223)		42,447,800		(37,253,555)		674,917,493
Operating income (loss)		871,180,460		(280,318,220)		(259,550)		(19,336,132)		(143,856)		(11,253)		571,111,449
Comprehensive financing result (cost)		(87,731,727)		(25,488,043)		3,199,974		624,199		4,032,478		(2,148,597)		(107,511,716)
Net income (loss)		23,473,089		(119,474,506)		2,263,955		(18,670,810)		(110,724,131)		111,055,959		(112,076,444)
Depreciation and amortization		74,475,554		9,978,606		3,688,137		1,093,894		604,304		—		89,840,495
Labor cost reserve		38,146,689		37,599,695		9,850,665		9,111,632		17,934,996		—		112,643,677
Taxes and duties		761,683,140		5,348,879		1,771,024		274,084		2,624,677		—		771,701,804
Acquisition of fixed assets		113,321,706		24,155,484		5,405,305		3,507,099		2,922,006		—		149,311,600
Total assets		1,402,388,519		380,061,361		143,791,980		78,498,657		3,059,645,158		(3,827,548,271)		1,236,837,404
Current assets		779,192,962		206,142,588		98,032,197		61,787,281		559,007,033		(1,339,870,254)		364,291,807
Investments in shares		402,563		157,094		1,667,006		—		735,301,521		(726,351,000)		11,177,184
Properties, plant and equipment		606,668,876		171,844,781		43,831,789		16,547,828		6,168,731		—		845,062,005
Current liabilities		94,754,683		158,066,528		39,420,210		7,719,939		1,126,494,021		(1,250,490,795)		175,964,586
Reserve for employee benefits		172,980,782		168,326,666		41,601,685		45,590,405		66,584,005		—		495,083,543
Total liability		1,144,606,751		395,713,962		96,035,524		54,480,917		2,988,056,375		(3,468,941,559)		1,209,951,970
Equity		257,781,768		(15,652,601)		47,756,456		24,017,740		71,588,783		(358,606,712)		26,885,434

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended
December 31, 2007

Sales –
Trade	Ps.	—	Ps.	430,382,930	Ps.	139,963,302	Ps.	21,701,729	Ps.	542,926,858	Ps.	—	Ps.	1,134,974,819
Intersegment		912,295,482		42,229,528		82,940,711		35,942,074		247,993,773		(1,321,401,568)		—
Services income		—		3,221,190		—		—		1,880,032		(819,423)		4,281,799
Total net sales		912,295,482		475,833,648		222,904,013		57,643,803		792,800,663		(1,322,220,991)		1,139,256,618
Gross income		740,811,644		(77,803,300)		15,816,747		(6,559,693)		41,180,126		(34,854,648)		678,590,876
Operating income (loss)		707,401,828		(111,085,600)		7,335,910		(14,115,424)		5,850,048		(1,734,890)		593,651,872
Comprehensive financing result (cost)		(25,561,647)		(5,764,552)		1,071,281		(1,181,167)		10,097,224		1,292,274		(20,046,587)
Net income (loss)		19,966,387		(45,653,619)		4,958,173		(16,085,945)		(11,473,248)		29,980,683		(18,307,569)
Depreciation and amortization		57,262,960		10,159,674		3,437,370		1,091,848		639,866		—		72,591,718
Labor cost reserve		29,124,816		28,579,131		6,491,464		8,215,002		12,896,453		—		85,306,866
Taxes and duties		663,549,438		3,846,738		5,537,391		257,203		4,064,958		—		677,255,728
Acquisition of fixed assets		99,252,970		22,912,301		5,871,320		998,725		324,582		—		129,359,898
Total assets		1,237,968,403		417,393,498		133,970,702		79,872,062		2,331,376,672		(2,870,300,731)		1,330,280,606
Current assets		630,760,334		229,536,695		85,311,492		58,650,943		495,164,854		(1,070,863,531)		428,560,787
Investments in shares		342,538		157,094		1,095,666		—		612,696,004		(581,227,948)		33,063,354
Properties, plant and equipment		565,433,958		162,585,821		42,005,574		15,569,956		8,250,144		—		793,845,453
Current liabilities		191,867,210		148,709,748		33,463,623		8,896,698		929,478,616		(1,022,952,043)		289,463,852
Reserve for employee benefits		180,931,471		178,386,606		40,791,915		49,058,100		79,033,180		—		528,201,272
Total liability		998,713,758		377,308,387		85,452,634		59,275,500		2,262,119,197		(2,502,496,731)		1,280,372,745
Equity		239,254,645		40,085,111		48,518,068		20,596,562		69,257,475		(367,804,000)		49,907,861

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

For certain of the above items to agree with the individual financial statements, they must be reconciled. The reconciliation of those items by segment, before intersegment eliminations, is as follows:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Total net sales	Ps.	828,692,752	Ps.	532,690,163	Ps.	172,346,851	Ps.	49,974,377	Ps.	747,746,227
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)

Total consolidated net sales		827,653,321		530,615,379		171,967,900		49,954,333		747,026,297

Operating income (loss)		577,250,611		(85,908,835)		(3,046,960)		(18,982,260)		8,231,067
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less intersegment sales		154,979		309,350		56,502		2,988		107,341
Less unrealized profit on inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—

Operating income (loss)	Ps.	576,366,159	Ps.	(129,814,425)	Ps.	(4,789,179)	Ps.	(20,370,049)	Ps.	7,618,478

Total assets		2,987,558,593		539,949,997		135,239,823		88,331,228		1,853,404,840
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(2,479,292)
Less intersegment sales		154,979		309,350		56,502		2,989		107,342
Less unrealized profit on inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—
Less intersegment capitalized interest		(2,974,533)		—		—		—		—
Less participation method for unrealized profits from intersegment operations		—		—		—		—		(48,532,639)

Total assets	Ps.	2,983,699,608	Ps.	496,044,407	Ps.	133,497,604	Ps.	86,943,440	Ps.	1,802,500,251

Equity		252,743,008		55,763,418		45,823,696		24,078,750		19,517,340
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less intersegment sales		154,979		309,350		56,502		2,989		107,342
Less unrealized profit on inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—
Less intersegment capitalized interest		2,974,533		—		—		—		—
Less participation method for unrealized profits from intersegment operations		—		—		—		—		(51,507,172)

Consolidated equity	Ps.	254,833,089	Ps.	11,857,828	Ps.	44,081,477	Ps.	22,690,962	Ps.	(32,602,420)

NOTE 18—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiaries Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. This regime was modified on October 1, 2007 and again on November 13, 2008.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Under this new fiscal regime, PEMEX’s contribution scheme continues to be established by the Ley Federal de Derechos (Federal Duties Law) and the Ley de Ingresos de la Federación (Federal Income Law). The fiscal regime for PEMEX for 2009 contemplates the following duties:

(a)	Ordinary Hydrocarbons Duty (“DOSH”)—During 2009 and 2008, the applicable rates of this duty were 73.50% and 74%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2009, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 160,630,027, Ps. 162,686,276, and Ps. 120,532,240, respectively, totaling Ps. 443,848,543, which amount was credited to the annual payment of the DOSH. During 2008, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 175,359,039, Ps. 183,755,212 and Ps. 340,347,198, respectively, totaling Ps. 699,461,449, which amount was credited to the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a “temporary difference,” in accordance with FRS D-4. These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 271,226,118, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize.

(b)	Hydrocarbons Duty for the Stabilization Fund—Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeds U.S. $22.00. The applicable rate will be between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(c)	Extraordinary Duty on Crude Oil Exports—This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Income Law (U.S. $70.00 and U.S. $49.00 during 2009 and 2008, respectively), times (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d)	Duty for Scientific and Technological Research on Energy—This duty is applied at a rate of 0.30% to the value of the extracted production of crude oil and natural gas for the year. The collections from this tax are directed as follows:

•	65% to the Sectorial Fund CONACYT of the Ministry of Energy for Hydrocarbons;

•	20% to the Scientific Research and Technological Development Fund of the Instituto Mexicano del Petróleo (Mexican Petroleum Institute, or “IMP”); and

•	15% to the Sectorial Fund CONACYT of the Ministry of Energy for Energy Sustainability.

(e)	Duty for Oil Monitoring—This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Auditoría Superior de la Federación (Supreme Federal Audit) in accordance with the Federal Expenditures Budget.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(f)	Sole Hydrocarbons Duty—This duty is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.

(g)	Extraction of Hydrocarbons Duty—Effective November 14, 2008, this duty is applied to the value of the crude oil and natural gas extracted from the fields in Paleocanal de Chicontepec and in deep waters, at a floating rate between 10% and 20%, depending on the weighted average price per barrel of Mexican crude oil exports. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(h)	Special Hydrocarbons Duty for Paleocanal de Chicontepec fields (“Paleocanal de Chicontepec Duty”)—Effective November 14, 2008, this duty is applied at a rate of 71.5% to the value of the crude oil and natural gas extracted from the fields in the Paleocanal de Chicontepec, less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.

(i)	Special Hydrocarbons Duty for Deep Water fields—Effective November 14, 2008, this duty is applied to the value of the crude oil and natural gas extracted from the fields in deep waters, less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law. The applicable rate will be between 60% and 71.5%, depending on the weighted average price per barrel of Mexican crude oil exports.

(j)	IEPS Tax—In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the importing and sale of gasoline and diesel. The IEPS is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

In 2009, 2008 and 2007, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax against other taxes and payments to which PEMEX is also subject. As a result of this credit, PEMEX recognized a benefit during 2009, 2008 and 2007 in other revenues of approximately Ps. 37,247,260, Ps. 194,575,700 and Ps. 72,137,000, respectively.

(k)	Hydrocarbon Income Tax (“IRP”)—This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate on the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2009, 2008 and 2007, PEMEX generated an IRP as follows:

	2009		2008		2007
Current IRP	Ps.	2,464,890	Ps.	1,453,626	Ps.	4,070,364
Deferred IRP		37,761		129,284		1,867,292

		2,502,651		1,582,910		5,937,656
Inflation effect		—		—		92,711

Total IRP	Ps.	2,502,651	Ps.	1,582,910	Ps.	6,030,367

During 2009, Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production made daily and weekly payments of Ps. 1,190,700, and Ps. 1,170,141, respectively as

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

determined by the SHCP, for an overall total of Ps. 2,360,841 credited to the annual payment of the IRP. During 2008, the total daily and weekly payments determined by the SHCP were Ps. 1,399,383 and Ps. 1,413,548, respectively, for an overall total of Ps. 2,812,931 credited to the annual payment.

This tax will be declared through a tax form filed with the Federal Treasury no later than the last business day of March 2010, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos will comply for its own account, and for the account of the Subsidiary Entities, with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos will be solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Mexican Government.

The principal factors generating the deferred IRP are the following:

	2009		2008
Deferred asset IRP:
Advances from customers	Ps.	475,471	Ps.	482,417
Provision for insurance		168,605		106,224
Provision for contingencies		37,369		31,043
Environmental reserve		6,721		32,259
Allowance for doubtful accounts		29,362		10,601

		717,528		662,544
Deferred liability IRP:
Advance insurance		(10,910)		(6,532)
Properties, plant and equipment		(5,750,302)		(5,661,935)

		(5,761,212)		(5,668,467)

Long-term liability	Ps.	(5,043,684)	Ps.	(5,005,923)

The expense (benefit) attributable to the profit (loss) from continuing operations before tax on oil production was different from what would result from applying the rate of 28% to profit, as a result of the items listed below:

	2009		2008		2007
Expected (benefit) expense	Ps.	(129,178,136)	Ps.	1,501,210	Ps.	3,100,279
Tax effect of inflation, net		(915,759)		(280,619)		165,038
Difference between book depreciation and tax depreciation		(1,104,432)		320,018		2,487,354
Equity interest in investments		131,627,990		—		—
Non-deductible expenses		2,066,042		19,570		44,900
Customer advances		6,946		—		—
Other, net		—		22,731		232,796

Expense for tax on earnings	Ps.	2,502,651	Ps.	1,582,910	Ps.	6,030,367

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(l)	Value Added Tax (“VAT”)—For VAT purposes, final monthly payments are determined in cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

On November 25, 2009, the Federal Income Law was published in the Official Gazette of the Federation. Article 7, section III of that law provides for an additional procedure that applies exclusively to PEMEX, regarding treatment of the VAT in respect of imports of tangible goods. To be in compliance with this law, PEMEX recognized on December 31, 2009 a provision in the amount of Ps. 8,000,000.

(m)	Income Tax—Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or Income Tax.

For the years ended December 31, 2009, 2008 and 2007, the Subsidiary Companies incurred the following income tax:

	2009		2008		2007
Current income tax	Ps.	1,900,467	Ps.	2,540,703	Ps.	3,253,655
Deferred income tax		(144,619)		56,246		(27,414)

	Ps.	1,755,848	Ps.	2,596,949	Ps.	3,226,241

The principal factors generating deferred Income Tax are the following:

	2009		2008
Deferred asset income taxes:
Advance from customers	Ps.	—	Ps.	6,613

		530		55,818

Total deferred asset income tax		530		62,431
Deferred liability income taxes:
Advance payments		—		(7,635)
Gain unrealizable from financial transactions		(34,204)		(82,709)
Properties, plant and equipment equipment		(1,855,762)		(2,006,142)

Total deferred liability income tax		(1,889,966)		(2,096,486)

Long term liability	Ps.	(1,889,436)	Ps.	(2,034,055)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2009		2008		2007
Expected (benefit) expense	Ps.	1,837,132	Ps.	2,463,151	Ps.	3,371,320
Tax effect of inflation, net		(80,936)		(96,070)		(27,877)
Non-deductible expenses		—		110,279		21,823
Others, net		(348)		119,589		(139,025)

Income tax expense	Ps.	1,755,848	Ps.	2,596,949	Ps.	3,226,241

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 19—NEW ACCOUNTING PRONOUNCEMENTS:

The CINIF has issued the following Mexican FRS that will take effect for fiscal years beginning as of January 1, 2010 or 2011, as indicated below:

(a)	FRS B-5 “Financial Information by Segments”—This FRS will take effect as of January 1, 2011, and establishes the following principal changes as compared to Bulletin B-5 “Financial Information by Segment,” which it supersedes:

•

It requires that information to be disclosed by operating segment be that which is regularly used by upper management, and establishes that such information need not be segregated into primary and secondary categories, nor refer to segments identified on the basis of particular goods or services (economic segments), geographic areas or homogeneous groups of customers. Additionally, it requires that the entity disclose aggregate information about its goods or services, geographical areas and main customers and suppliers.

•	It does not require that, in order to qualify as operating segments, the entity’s business areas be subject to distinct types of risks.

•	It permits the business areas to be classified as operating segments during the pre-operations phase.

•	It requires the disclosure, by segment and separately, of interest income and expenses, as well as other components of the CFR. In certain situations, it permits disclosure of net interest income.

•	It requires disclosure of the amounts of the liabilities included in the operating segment regularly used by upper management in making the entity’s operating decisions.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

(b)	FRS B-9 “Financial Information at Interim Dates”—This FRS will take effect as of January 1, 2011, and establishes the following principal changes as compared to Bulletin B-9 “Financial Information at Interim Dates,” which it supersedes:

•

It requires that financial information at interim dates include, in condensed and comparative form, in addition to the statements of financial condition and of income, the statement of changes in shareholders’ equity and the statement of cash flows, as well as—in the case of non-profit entities—presentation of the statement of activities.

•

It establishes that the financial information presented at the close of an interim period be presented comparatively with its equivalent interim period from the prior year, and, in the case of the balance sheet, that it also be compared with such financial statement as at year-end for the immediately preceding period.

•	It incorporates and defines new terminology.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

(c)	FRS B-16 “Financial Statements of Non-Profit Entities”—This FRS will take effect as of January 1, 2010, and establishes the following principal changes as compared to Bulletin B-16 “Financial Statements of Non-Profit Entities,” which it supersedes:

•	It incorporates definitions applicable to non-profit entities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

•	It establishes the classification of assets, liabilities and shareholders’ equity in accordance with FRS A-5 “Basic Elements of Financial Statements” and with FRS A-7 “Disclosure and Presentation.”

•	It establishes that donations received must be recorded as income.

•	It defines the principal levels and classifications that must be presented on the statement of activities.

•	It permits the presentation of costs and expenses in accordance with the particular nature of such information.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

(d)	FRS C-1 “Cash and Cash Equivalents”—This FRS will take effect as of January 1, 2010, and establishes the following principal changes as compared to Bulletin C-1 “Cash,” which it supersedes:

•	It requires that cash and restricted cash equivalents be presented on the balance sheet under the heading “Cash and cash equivalents.”

•	The term “temporary investments on demand” is replaced by the term “investments available on demand.”

•

It includes, as a criterion for identifying investments available on demand, that they must be immediately available securities, such as investments with a maturity of no more than three months as of their acquisition date.

•

It includes definitions of the following terms: “acquisition cost,” “cash equivalents,” “cash and restricted cash equivalents,” “investments available on demand,” “net realization value,” “par value” and “fair value.”

PEMEX’s management believes that the adoption of this FRS will not have any material effects.

(e)	FRS E-2 “Donations Received or Given by Non-Profit Entities”—This FRS will take effect on January 1, 2010, and establishes the following principal changes as compared to Bulletin E-2 “Income and contributions received as well as made by non-profit entities,” which it supersedes:

•	It uses the term “donation” in place of the term “contribution,” and the name of the standard is changed accordingly.

•	It states that donations received are considered income.

•	It uses, in the valuation of donations, the concepts of value established in FRS A6 “Recognition and Valuation.”

•	It establishes that collectibles (works of art, historical artifacts and similar assets) are not depreciated, but are subject to impairment.

•	It establishes the classification of income from sale of goods or provision of services independently of whether their prices are below market prices.

•	It eliminates the requirement of recognizing donations received in the form of services.

•

It requires that, for purposes of recognizing unconditional promises to donate, they be accrued and be payable. It also requires estimation of the probable breach of unconditional promises that have been recognized and, if applicable, the cancellation of the related recognition of income.

•	It requires that collectibles that have been acquired for purposes of being sold and obtaining funds be recognized at their cost or net realization value, whichever is less.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

•

Collectibles that the entity has acquired and plans to keep must be recognized, initially and subsequently, at their acquisition cost, and it is not permissible to make adjustments due to changes in their fair value, except in cases of impairment.

•	The expense for donations made in the form of non-monetary assets must be recognized at the net book value of the donated asset.

PEMEX’s management believes that the adoption of this FRS will not have any material effects.

NOTE 20—SUBSEQUENT EVENTS:

On June 28, 2010, the weighted average price of the crude oil exported by PEMEX was U.S. $69.44 per barrel; this price decreased by approximately 5.43% as compared to the average price as of December 31, 2009, which was U.S. $73.43 per barrel.

On June 28, 2010, the peso-dollar exchange rate was Ps. 12.7042 per U.S. dollar, which represents a 2.72% appreciation in dollar terms as compared to the exchange rate as of December 31, 2009, which was Ps. 13.0587 per U.S. dollar.

During the period from January 1 to May 31, 2010, Petróleos Mexicanos obtained U.S. $894,500 in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program. In addition, PEMEX participated in the following activities:

•	On January 6, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

•	On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $12,000,000.

•	On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

•

On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a variable rate for Ps. 7,959,780, which matures in 2015; the second at a fixed rate for Ps. 5,000,000, which matures in 2020; and the third at a fixed rate for 465,235,800 UDIs (equivalent to Ps. 2,040,220), which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

•

On February 26, 2010, Petróleos Mexicanos issued CHF 150,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

•

On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a variable rate for Ps. 8,500,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010) and the third at a fixed rate for 337,670,900 UDIs (equivalent to Ps. 1,500,000), which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 21—DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP:

PEMEX’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. As described in Note 3(a) to these consolidated financial statements, until December 31, 2007, PEMEX recognized the effects of inflation on its financial information in accordance with FRS B-10, the guidelines of which are applied prospectively and do not require any adjustments for periods prior to January 1, 2008. For periods prior to January 1, 2008, all of the related U.S. GAAP adjustments have also been restated to reflect the effects of inflation. None of the adjustments to the financial statements for the effects of inflation required under Mexican FRS have been eliminated in the U.S. GAAP reconciliation for such periods.

Financial Accounting Standards Board (the “FASB”) Accounting Standards CodificationTM (the “Codification,” or “ASC”)

The Codification is the single source of authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the U.S. Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for interim and annual periods ending after September 15, 2009 and superseded all previously existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. All of PEMEX’s references to GAAP now use the Codification’s specific Accounting Standards Update (“ASU”), Topic or Subtopic, rather than prior accounting and reporting standards. The Codification did not change existing GAAP and, therefore, did not affect PEMEX’s financial position or results of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The differences between Mexican FRS and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net (loss) income and shareholders’ equity as of and for the years ended December 31, 2009, 2008 and 2007.

	2009		2008		2007
Net loss for the year under Mexican FRS	Ps.	(94,662,018)	Ps.	(112,076,444)	Ps.	(18,307,569)

U.S. GAAP adjustments:
Exploration and drilling costs (I(a))		(1,016,089)		(1,165,465)		(1,370,873)
Employee benefits (II(e))		27,836,172		27,778,601		6,353,993
Accrued vacations, net (I(c))		(155,404)		(142,849)		(45,809)
Fixed asset adjustments:
Capitalized losses of derivative financial instruments, net (I(d))		(110,586)		(1,320,395)		(177,334)
Capitalization gains of interest, net (I(e))		2,701,374		482,966		3,509,960
Impairment, net (I(f))		2,413,928		3,201,493		3,344,517
Depreciation convention (I(g))		—		—		783,144
Gains (losses) of derivative financial instruments and fair value measurements, net (I(h))		10,214,217		(15,188,098)		(8,149,706)
Profit in inventory (I(i))		—		26,755,771		(18,919,219)
Available-for-sale investment securities (I(j))		—		3,780,783		246,258
Effects of inflation accounting on U.S. GAAP adjustments (I(k))		—		—		159,139
Deferred income (loss) taxes (II(n))		46,014		(12,622)		(62,488)
Reclassification of Pemex Finance net income (loss) to non-controlling interest (I(m))		160,285		140,652		(6,089)

Total U.S. GAAP adjustments, net		42,089,911		44,310,837		(14,334,507)

Net loss for the year under U.S. GAAP	Ps.	(52,572,107)	Ps.	(67,765,607)	Ps.	(32,642,076)

Comprehensive (loss) income under U.S. GAAP:
Loss for the year under U.S. GAAP	Ps.	(52,572,107)	Ps.	(67,765,607)	Ps.	(32,642,076)
Other comprehensive (loss) income:
Effect in equity of employee benefits (II(e))		(229,690,261)		85,116,605		(3,793,689)
Gains (losses) of derivative financial instruments and fair value measurements, net (I(h))		2,532,882		(1,268,722)		656,699
Unrealized gains (losses) on available-for-sale investment securities (I(j))		2,156,104		(5,936,887)		(246,258)
Surplus in restatement of equity		—		—		18,539,917
Foreign currency translation effect		(2,183,412)		7,018,105		—
Other		52,364		(3,595)		—

Comprehensive (loss) income	Ps.	(279,704,430)	Ps.	17,159,899	Ps.	(17,485,407)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

	2009		2008
Components of accumulated other comprehensive loss as of December 31:
Derivative financial instruments and fair value measurements (I(h))	Ps.	158,531	Ps.	(2,374,351)
Effect in equity of employee benefits (II(e))		(355,873,009)		(126,182,748)
Unrealized gains on available-for-sale investment securities (I(j))		8,935,976		6,779,872
Foreign currency translation effect		4,834,693		7,018,105
Other		758,862		706,498

Accumulated other comprehensive loss	Ps.	(341,184,947)	Ps.	(114,052,624)

	2009		2008
Equity is reconciled as follows:
Equity under Mexican FRS	Ps.	(66,840,020)	Ps.	26,885,434

U.S. GAAP adjustments:
Exploration and drilling costs (I(a))		10,336,866		11,352,955
Employee benefits (II(e))		15,880,479		(11,955,693)
Effect in equity of employee benefits (II(e))		(355,873,009)		(126,182,748)
Accrued vacations (I(c))		(934,345)		(778,941)
Fixed asset adjustments:
Capitalized gains of hedging derivative financial instruments, net (I(d))		1,452,993		1,563,579
Capitalization of interest, net (I(e))		(1,598,267)		(4,299,641)
Impairment, net (I(f))		(20,948,825)		(23,362,753)
Derivative financial instruments and fair value measurements (I(h))		(4,973,881)		(15,188,098)
Available-for-sale investment securities (I(j))		—		(2,156,104)
Deferred income taxes (II(n))		338,795		292,781
Reclassification of Pemex Finance equity to non-controlling interest (I(m))		—		(1,590,284)

Total U.S. GAAP adjustments, net		(356,319,194)		(172,304,947)

Deficit under U.S. GAAP	Ps.	(423,159,214)	Ps.	(145,419,513)

	2009		2008
Changes in U.S. GAAP equity for the year ended December 31:
Deficit at January 1	Ps.	(145,419,513)	Ps.	(198,083,166)
Accumulated results:
From prior years		—		171,681,077
Net loss for the period		(52,572,107)		(67,765,607)
Mexican Government increase in equity of Subsidiary Entities		467,210		35,457,462
Other		119,884		46,292
Accumulated other comprehensive loss:
Surplus in restatement of equity		—		(171,681,077)
Other comprehensive loss:
Effect in equity of employee benefits (II(e))		(229,690,261)		85,116,605
Derivative financial instruments and fair value measurements (I(h))		2,532,882		(1,268,722)
Unrealized gains (losses) on available-for-sale investment securities (I(j))		2,156,104		(5,936,887)
Foreign currency translation effect		(2,183,412)		7,018,105
Other		52,364		(3,595)
Non-controlling interest (I(m))		1,377,635		—

Deficit as of December 31	Ps.	(423,159,214)	Ps.	(145,419,513)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

I. Explanation of reconciling items:

(a) Exploration and drilling costs

Effective on January 1, 2004, for Mexican FRS purposes, PEMEX changed its accounting policy for the recognition of well exploration and drilling costs to the successful efforts method of accounting. Therefore, as of January 1, 2004, there has not been any related difference between Mexican FRS and U.S. GAAP.

PEMEX follows the successful efforts method of accounting, under which costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are later charged to expenses if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP basis over proved developed reserves, as the related oil and gas reserves are extracted.

Consequently, as of December 31, 2009 and 2008, the U.S. GAAP equity adjustment represented the cumulative costs of capitalized unsuccessful wells in proven areas under U.S. GAAP, not capitalized under Mexican FRS through December 31, 2003, net of the amortization of such capitalized amounts. The 2009, 2008 and 2007 U.S. GAAP net loss adjustment reflects the amortization of such capitalized costs on a UOP basis.

ASC Topic 932-10-05 “Extractive Activities—Oil and Gas” (“Topic 932”) addresses the circumstances that would permit the continued capitalization of exploratory well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and drilling of those wells is under way or firmly planned for the near future. Under the provisions of Topic 932, exploration costs would continue to be capitalized after the completion of drilling when (a) a quantity of reserves sufficient to justify completion as a producing well has been found in the well and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expenses. Topic 932 provides a number of indicators that need to be present to demonstrate that sufficient progress has been made in assessing the reserves and the economic viability of the project.

PEMEX’s policy is to determine whether or not exploratory well costs are capitalized or expensed shortly after completion of drilling. As such, PEMEX does not have significant suspended well costs for the three years ended December 31, 2009. No capitalized exploratory well costs have been charged as expense since the adoption of Topic 932.

(b) Employee benefits

Under U.S. GAAP, PEMEX has recognized ASC Topic 715 “Compensation—Retirement Benefits” (“Topic 715”) and included its effects in the results of the actuarial valuation of its labor obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Under Mexican FRS, PEMEX follows FRS D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans, seniority premiums, and severance payments. The main differences between PEMEX’s application of FRS D-3 and the U.S. GAAP guidance that is now provided in Topic 715 regarding accounting for seniority premiums, pensions, health services and other supplemental payments provided to retirees and other eligible family members are summarized as follows:

Item	FRS D-3	Topic 715
Adoption date	January 1, 2008	January 1, 2007

Assumptions (Nominal Rates)	No difference	No difference

Salary increases due to promotions	No difference	No difference

Net periodic cost	No difference	No difference

Minimum liability to be recognized: Projected Benefit Obligations (PBO)	No difference	No difference

Unamortized and unrecognized items: Retirement benefits

Initial transition liability and salary increases due to promotions to be recognized over a maximum of five years.

Plan amendments and actuarial gains and losses for the period to be recognized over the employees’ average remaining labor life.

Recognize the total outstanding items as a component of Accumulated Other Comprehensive Loss/Income (“AOCI”) for retirement and post-retirement benefits, as an adjustment to equity.

Termination benefits

Initial transition liability and plan amendments to be recognized over a maximum of five years.

Salary increases due to promotions to be recognized over a maximum of one year.

Actuarial gains and losses are immediately recognized.

Recognize the total outstanding items as a component of AOCI for retirement and post-retirement benefits, as an adjustment to equity.

Unfunded Accumulated Benefit Obligations (ABO)	N/A	N/A

Recognition of additional minimum liability	N/A	N/A

Recognition of intangible assets and other comprehensive income	N/A	In the year of recognition of actuarial gains/losses and past service costs/credits, there is also a write-off of an equivalent amount in other comprehensive income (“OCI”) under Topic 715.

Disclosure in the balance sheet of noncurrent assets, current liabilities, and noncurrent liabilities	N/A	Required (for retirement and post-retirement benefits).

Note: N/A means not applicable.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(c) Accrued vacations

Under Mexican FRS, PEMEX recognizes vacation expenses when the vacations are utilized by its employees. Under U.S. GAAP, vacation expense is accrued when it is earned by the employee.

(d) Fixed assets—Capitalized gains and losses of derivative financial instruments

Under Mexican FRS, finance costs related to loans allocated to construction projects are capitalized as part of capitalized interest, and are included net of gains and losses arising from DFIs designated as hedges.

Under ASC Subtopic 815-25-35 “Derivatives and Hedging—Fair Value Hedges—Subsequent Measurements,” gains and losses arising from financial instruments designated as cash flow hedges cannot be capitalized as part of qualifying assets. These amounts are accumulated in other comprehensive income and are reclassified into earnings over the life of the assets to which the hedged transaction relates.

Through December 31, 2008, the Master Trust and Fideicomiso F/163 issued debt securities through inter-company private placements to Petróleos Mexicanos for the purpose of funding PIDIREGAS-related projects. As discussed in Note 2, amendments to the Federal Law of Budget and Fiscal Accountability became effective in November 2008. Effective January 1, 2009, in connection with these amendments, Petróleos Mexicanos assumed primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163, as applicable, continued to act as servicer of all indebtedness until Petróleos Mexicanos legally assumed, as primary obligor, their indebtedness under the related agreements. These legal assumptions were carried out during the second half of 2009. In addition, all of these inter-company private placements were canceled effective January 30, 2009, as a result of the changes to the Federal Law of Budget and Fiscal Accountability. These financings had been hedged through DFIs, but in connection with the amendments described above, PEMEX decided to remove such designation and discontinue the hedging activities of those derivatives related to PIDIREGAS financings. Accordingly, for the year ended December 2009, there was no capitalized gain or loss adjustment related to cash flow hedge derivatives covering the financings entered into for infrastructure projects.

For the years ended December 31, 2008 and 2007, the capitalized loss adjustments in the reconciliation were Ps. 1,163,278 and Ps. 19,439, respectively, arising from hedging instruments.

The 2009, 2008 and 2007 net loss adjustments also include a depreciation effect of Ps. 110,586, Ps. 157,117 and Ps. 157,895, respectively, related to amounts previously capitalized.

(e) Fixed assets—Capitalization of interest

Effective January 1, 2007, PEMEX adopted FRS D-6 “Capitalization of Comprehensive Financing Result,” which establishes the rules that must be observed in the capitalization of the CFR attributable to certain assets, whose acquisition required a substantial (prolonged) period before their intended use.

The capitalized CFR is composed of interest cost, the foreign exchange effect and other costs associated with obtaining financing identified with qualifying assets, which directly affect the investment cost during the acquisition period. For periods ending prior to January 1, 2008, the result in monetary position is also included.

Under U.S. GAAP, prior to 2007, a portion of debt generated interest that was capitalized by applying an average interest rate to the average amount of accumulated expenditures for the qualifying asset during the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

period. However, until the adoption of FRS D-6, the accounting criteria under Mexican FRS differed in this regard. PEMEX has accordingly adjusted its results of operations and equity to reflect the U.S. GAAP requirements for capitalizing interest.

Interest costs and the foreign exchange effect for the years ended December 31, 2009, 2008 and 2007, for Mexican FRS and U.S. GAAP purposes, were allocated as follows:

	2009		2008		2007
Under Mexican FRS:
Interest and foreign exchange fluctuation capitalized	Ps.	2,054,190	Ps.	1,057,440	Ps.	5,350,849
Interest expense		78,300,095		73,883,856		57,847,569

Total interest cost and foreign exchange fluctuation	Ps.	80,354,285	Ps.	74,941,296	Ps.	63,198,418

Under U.S. GAAP:
Interest capitalized	Ps.	3,813,746	Ps.	559,607	Ps.	7,797,815
Interest expense and foreign exchange fluctuation		76,540,539		74,381,689		55,400,603

Total interest cost and foreign exchange fluctuation	Ps.	80,354,285	Ps.	74,941,296	Ps.	63,198,418

During 2009, the only difference between Mexican FRS and U.S. GAAP was the net foreign exchange effect of Ps. 1,759,556 capitalized under Mexican FRS.

In addition, the net income adjustments for capitalized interest presented herein also include a depreciation effect of Ps. 941,818, Ps. 980,800 and Ps. 1,062,994 for the years ended December 31, 2009, 2008 and 2007, respectively, related to the cumulative difference in amounts previously capitalized for such assets because the cumulative amounts capitalized under Mexican FRS have exceeded those amounts under U.S. GAAP.

(f) Fixed assets—Impairment

For Mexican FRS purposes, as described in Note 3(i), PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable under Bulletin C-15.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

In determining the estimated future cash flows for impairment purposes for all periods presented, hydrocarbon duties based on sales to third parties have not been included in the net cash flows calculation for either Mexican FRS or U.S. GAAP. PEMEX’s management believes that the hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to a parent, and therefore are properly excluded from the net cash flow calculation.

Under Mexican FRS, Bulletin C-15 became effective on January 1, 2004. Prior to this bulletin becoming effective, under U.S. GAAP, PEMEX would recognize an impairment charge in the U.S. GAAP net (loss) income reconciliation. During 2009 and 2008, PEMEX recognized an impairment charge under Mexican FRS of Ps. 1,731,229 and Ps. 807,050, respectively. Because the assets related to the 2008 Mexican FRS impairment charge had already been impaired under U.S. GAAP, these charges have been reversed for U.S. GAAP purposes. During 2007, there was no impairment under Mexican FRS. The 2009, 2008 and 2007 U.S. GAAP net income reconciliation also includes a credit of Ps. 2,413,928, Ps. 3,094,290 and Ps. 3,344,517, respectively, for depreciation due to the difference in carrying values of long-lived assets between Mexican FRS and U.S. GAAP. In addition, the 2008 U.S. GAAP net loss reconciliation includes a debit of Ps. 699,847, because the impairment reversal accounted for under Mexican FRS during 2008 is not permitted under U.S. GAAP.

(g) Fixed assets—Depreciation convention

Until 2002, under PEMEX’s accounting policies, assets would begin to depreciate in the year after which they were placed in service. Under U.S. GAAP, however, assets are depreciated from the date they were placed in service. Beginning in 2003, PEMEX prospectively changed its accounting policies requiring depreciation from the month after the asset was placed into service, thereby eliminating any differences between Mexican FRS and U.S. GAAP for assets placed in service in 2003 and later years. The 2007 U.S. GAAP adjustments reflect a credit to income of Ps. 783,144 for the reversal of the depreciation expense previously recorded under U.S. GAAP for assets placed in service before 2003. Commencing January 1, 2008, no reversal of the depreciation expense previously recorded for assets placed in service before 2003 is required.

(h) Accounting for derivative financial instruments and fair value measurements

Derivative financial instruments (DFIs)

For U.S. GAAP purposes, PEMEX applies ASC Topic 815 “Derivatives and Hedging” (“Topic 815”), which requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet as assets or liabilities at their fair values and that changes to fair values be recognized immediately in earnings, unless the derivative qualifies as a “hedge” (as defined in Topic 815), for which certain special accounting treatment is permitted.

In accordance with U.S. GAAP, hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship. PEMEX assesses the effectiveness of each hedging relationship prospectively and retrospectively to ensure that the application of hedge accounting treatment was appropriate at the designation date, and continues to be appropriate for subsequent future periods. PEMEX considers hedge accounting to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value or cash flow variability due to the hedged risk of the hedged item or transaction.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

If a derivative instrument qualifies as a fair value hedge, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks are recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged items.

If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported as stockholders’ equity (as a component of AOCI) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Effective gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of the hedging instrument’s gain or loss is recognized in the statement of operations in the CFR. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statement of operations in the CFR.

PEMEX also evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be bifurcated or separated from the host contracts in accordance with Topic 815 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included. If embedded derivatives exist that are not clearly and closely related to the host contract or include either leverage features or exposure to the substantial loss of the principal in the case of structured products, they are accounted for separately from the host contract as freestanding derivatives, with changes in their fair value recorded in current earnings in the CFR to the extent that the hybrid instrument is not already recorded at fair value with changes in fair value recorded in earnings.

When hedge accounting is discontinued under the fair value hedge accounting model due to PEMEX’s determination that the derivative no longer qualifies as an effective fair value hedge, PEMEX will continue to carry the derivative on the balance sheet at its fair value with changes in fair value recorded in earnings under the CFR item. The related hedged asset, liability or firm commitment will cease to be adjusted for changes in fair value that are due to the previously hedged risk and subsequent interest accrual will be recognized based on the new effective interest yield or funding cost, taking into account the fair value hedge adjustment amount as of the termination date of the hedge relationship. When PEMEX discontinues hedge accounting in a cash flow hedge relationship, because it is no longer probable that the forecasted transaction will occur in the originally expected period or within two months, the effective gain or loss on the derivative remaining in AOCI is reclassified immediately into earnings; if a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized in current earnings and the effective portion, as of the date the cash flow hedge relationship ceased to exist, is recorded in earnings based on where the hedged item had an effect, in the amount needed to achieve the effective yield or funding cost provided by the derivative while the hedged item still impacts earnings.

The remaining adjustment of the carrying amount of a fair value hedged asset, liability or firm commitment will remain part of the carrying amount of that asset, liability or firm commitment until the asset or liability is sold or written off, the liability expires, is paid or transferred or the firm commitment ceases to exist. In fair value hedges, an adjustment of the carrying amount of a hedged interest-bearing financial instrument will be amortized to earnings as part of the new effective yield; amortization will begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

For Mexican FRS purposes, effective on January 1, 2005, PEMEX adopted the provisions of Bulletin C-10. Bulletin C-10 contains provisions similar to those of Topic 815, and provides expanded guidance for the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

recognition, valuation, accounting treatment and disclosure applicable to DFIs, such as hedges and embedded derivatives, including the need for contemporaneous hedge documentation and effectiveness testing requirements.

Similar to the requirements under U.S. GAAP, contracts need to be assessed for embedded derivatives with such derivatives needing to be bifurcated from the host contracts under certain conditions and recognized at fair value with fluctuations recognized in earnings. For Mexican FRS purposes, PEMEX, in accordance with Bulletin C-10, recognized embedded derivatives within several contractual agreements related to, among other things, services in connection with construction projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX and denominated in foreign currencies and, in accordance with their terms, the related foreign currency components generate embedded derivatives, but these embedded derivatives are not required to be bifurcated from the host contracts under Bulletin C-10, because the agreements do not meet the net settlement criteria. For U.S. GAAP purposes, foreign currency embedded derivatives in either recognized financial instruments or non-recognized contractual agreements are bifurcated from host contracts when the payments under such contracts are not denominated in one of the functional currencies of either of the counterparties.

Therefore, as of December 31, 2009, there are differences between Mexican FRS and U.S. GAAP related to accounting for derivative instruments and hedging activities (including embedded derivatives attributable to an embedded non-functional currency component). Additionally, U.S. GAAP allows for non-effectiveness testing associated with the use of interest rate swaps when they meet certain general and particular conditions in designated hedging relationships (known as the “short-cut method criteria”).

As a result of the above, PEMEX has recognized a U.S. GAAP adjustment for the years ended December 31, 2009, 2008 and 2007, representing a net gain (loss) of Ps. 11,862,782, Ps. (15,188,098) and Ps. (8,149,706), respectively, reported in the CFR in the consolidated statements of operations.

For the years ended December 31, 2009, 2008 and 2007, PEMEX recognized a net gain (loss) of Ps. 2,532,882, Ps. (1,268,722) and Ps. 656,699, respectively, reported as “derivative financial instruments” in the consolidated other comprehensive income (loss) statement under U.S. GAAP.

As to permissible exclusions under both Mexican FRS and U.S. GAAP, for hedge effectiveness testing on formalized hedge relationships, PEMEX uses all components of each derivative’s gain or loss that were included in the assessment and measurement of hedge effectiveness, except for the time value (extrinsic value changes) in the case of option contracts. The time value exclusion effect with respect to options-based hedges is reflected in the CFR within earnings.

PEMEX’s DFIs portfolio does not contain any exotic instruments whose valuation would require reference to parameters or inputs, i.e., parameters that cannot be implied from liquid instruments readily observable in the financial markets.

The valuation of PEMEX’s DFIs portfolio is based on market information obtained from established independent sources of market prices, as well as pricing information provided by the major world trading markets, including the New York Mercantile Exchange (“NYMEX”) and the Chicago Board of Trade (“CBOT”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The following table presents the location on the balance sheet and the fair value of PEMEX’s DFIs as of December 31, 2009 and 2008. See Note 11 for additional information relating to the fair values of PEMEX’s DFIs.

	Asset Derivatives
	Balance Sheet Location	Fair Value
		2009		2008
Derivatives designated as cash flow hedges under Topic 815:
Cross-Currency Swaps	Derivative financial instruments	Ps.	195,499	Ps.	5,262,591
Petroleum Product Swaps	Derivative financial instruments		5,172,364		5,769,403
Futures	Derivative financial instruments		35,182		81,100

Total derivatives designated as cash flow hedges under Topic 815			5,403,045		11,113,094

Derivatives not designated as hedging instruments under Topic 815:
Cross-Currency Swaps	Derivative financial instruments		10,573,960		1,088,155
Equity Swaps	Derivative financial instruments		1,079,678		—
Options	Derivative financial instruments		317,880		914,963
Natural Gas Swaps	Derivative financial instruments		5,085,801		9,063,624

Total derivatives not designated as hedging instruments under Topic 815			17,057,319		11,066,742

Total		Ps.	22,460,364	Ps.	22,179,836

	Liability Derivatives
	Balance Sheet Location	Fair Value
		2009		2008
Derivatives designated as cash flow hedges under Topic 815:
Interest Rate Swaps	Derivative financial instruments	Ps.	15,097	Ps.	1,170,824
Cross-Currency Swaps	Derivative financial instruments		—		1,901,494
Petroleum Product Swaps	Derivative financial instruments		5,145,771		6,424,083
Other derivatives	Derivative financial instruments		(273,106)		—

Total derivatives designated as cash flow hedges under Topic 815			4,887,762		9,496,401

Derivatives not designated as hedging instruments under Topic 815:
Interest Rate Swaps	Derivative financial instruments		1,379,864		97,841
Cross-Currency Swaps	Derivative financial instruments		787,716		2,429,049
Equity Swaps	Derivative financial instruments		959,287		2,761,533
Options	Derivative financial instruments		317,536		914,995
Natural Gas Swaps	Derivative financial instruments		4,888,421		8,909,949

Total derivatives not designated as hedging instruments under Topic 815			8,332,824		15,113,367

Total		Ps.	13,220,586	Ps.	24,609,768

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The following table presents the gain or loss recognized in income and OCI on PEMEX’S DFIs for the years ended December 31, 2009 and 2008, and the line-item location in the financial statements of such gains and losses.

Derivatives in Topic 815 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)				Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
	2009		2008			2009		2008
Interest Rate Swaps	Ps.	(15,097)	Ps.	(1,034,642)	Comprehensive financing result	Ps.	(24,071)	Ps.	(4,074)

Cross-Currency Swaps		195,499		(1,012,561)	Comprehensive financing result		(38,304)		(27,099)
Petroleum Product Swaps		(2,119)		(381,595)	Net sales		3,042,327		5,928,652
Petroleum Product Swaps		—		—	Cost of sales		(2,543,365)		(6,157,729)
Futures		(79,368)		17,245	Net sales		2,489,875		3,802,444
Futures		—		—	Cost of sales		(4,759,326)		(2,479,026)

Forwards		—		—	Comprehensive financing result		—		(810)
Other derivatives		(34,204)		37,202			—		—

Total	Ps.	64,711	Ps.	(2,374,351)		Ps.	(1,832,864)	Ps.	1,062,358

Derivatives Not Designated as Hedging Instruments under Topic 815	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
		2009		2008
Embedded derivatives	Comprehensive financing result	Ps.	—	Ps.	(109,313)
Interest Rate Swaps	Comprehensive financing result		(1,273,214)		—
Cross-Currency Swaps	Comprehensive financing result		7,656,289		797,254
Equity Swaps	Comprehensive financing result		2,596,632		(2,786,488)
Futures	Comprehensive financing result		(40,161)		(402,606)
Options	Comprehensive financing result		296,165		80,631
Natural Gas Swaps	Comprehensive financing result		728,030		(5,851)
Other derivatives	Comprehensive financing result		—		(2,104)

Total		Ps.	9,963,741	Ps.	(2,428,477)

Fair value measurements

Additionally, for U.S. GAAP purposes, PEMEX applies ASC Topic 820 “Fair Value Measurement and Disclosures” (“Topic 820”), which defines fair value, establishes a framework for the measurement of fair value and enhances disclosure about fair value measurements.

In accordance with Topic 820, PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 2 of the Topic 820 fair value hierarchy for market participant assumptions.

Pursuant to the provisions of Topic 820, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies, and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

The following table presents information about PEMEX’s assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2009. PEMEX’s accounting for these assets and liabilities was impacted by the adoption of Topic 820 as described below.

	Fair Value Measurements Using						Total as of December 31, 2009
	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets:
Derivative financial instruments	Ps.	—	Ps.	24,248,799	Ps.	—	Ps.	24,248,799

Liabilities:
Derivative financial instruments		—		19,982,836		—		19,982,836

The valuation methods used to measure PEMEX’s financial instruments’ fair value include (1) obtaining directly comparable market quotes from major market sources, and (2) where directly comparable quotes are not available, calculating fair value based on quotes from major market sources which are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives.

For the year ended December 31, 2009, PEMEX has recognized a net loss of Ps. 1,648,565 as the credit risk adjustment required by Topic 820 on the fair value of PEMEX’s DFIs, reported in the CFR in the consolidated statements of operations.

The following table presents information about PEMEX’s assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2008. PEMEX’s accounting for these assets and liabilities was not impacted by the adoption of Topic 820.

	Fair Value Measurements Using						Total as of December 31, 2008
	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets:
Derivative financial instruments	Ps.	—	Ps.	22,285,896	Ps.	—	Ps.	22,285,896

Liabilities:
Derivative financial instruments	Ps.	—	Ps.	39,903,930	Ps.	—	Ps.	39,903,930

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The valuation methods used to measure PEMEX’s financial instruments’ fair value include (1) obtaining directly comparable market quotes from major market sources, and (2) where directly comparable quotes are not available, calculating fair value based on quotes from major market sources which are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives.

The estimated fair value of financial assets and liabilities, as of December 31, 2009 and 2008, in nominal terms, was as follows:

	2009				2008
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	128,179,628	Ps.	128,179,628	Ps.	114,224,395	Ps.	114,224,395
Accounts, notes receivable and other		158,336,065		158,336,065		162,309,939		162,309,939

Liabilities:
Suppliers		63,277,711		63,277,711		35,381,771		35,381,771
Accounts and accumulated expenses payable		11,590,917		11,590,917		7,970,593		7,970,593
Taxes payable		48,453,301		48,453,301		16,672,511		16,672,511
Current portion of long-term debt		102,600,324		102,600,324		91,223,879		91,223,879
Long-term debt		529,258,434		495,590,992		495,486,625		475,496,718

Pursuant to Topic 820, the fair values of the financial assets and liabilities presented in the table above appear for informational purposes, and they fall under Level 2 of the Topic 820 fair value hierarchy.

The fair values of financial assets and short-term liabilities are estimated as a proportion of their nominal values, due to short-term maturities yielding nominal values that are very close to their corresponding fair values.

The fair value of long-term debt is estimated using quotes from major market sources, which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, estimated fair values do not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

Pursuant to ASC Topic 360 “Property, Plant and Equipment” (“Topic 360”), PEMEX reviews property for impairment when events and circumstances indicate a possible decline in the recoverability of the carrying value of such property. PEMEX estimates the future cash flows expected in connection with the property and compares such future cash flows to the carrying amount of the property to determine if the carrying amount is recoverable. If the carrying amount of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of the two. In the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and include estimates of future oil and gas production, commodity prices based on published forward commodity price curves as of the date of the estimate, operating and development costs, and a risk-adjusted discount rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The following table presents information about PEMEX’s properties impairment measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair value as of December 31, 2009.

			Fair Value Measurements Using						Total Impairment Loss
	Fair Value Measurement(1)		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets:
Impaired oil and gas properties (wells, plants)	Ps.	493,981,368	Ps.	—	Ps.	—	Ps.	493,981,368	Ps.	1,731,229

(1)	Amount represents the fair values of the impaired properties as of December 31, 2009. See Note 9—Wells, Pipelines, Properties, Plant and Equipment for additional information.

(i) Profit in inventory

Until December 31, 2007, under Mexican FRS, PEMEX valued crude oil and derivatives for export at realizable value, with the difference between the realizable value and cost recorded in earnings. In contrast, U.S. GAAP requires that inventories be recorded at the lower of cost or market value. For U.S. GAAP equity reconciliation purposes, PEMEX has eliminated the effect of recognizing a profit within its ending inventory balance at each period end. For net (loss) income reconciliation purposes, the adjustment for 2008 reflects the reversal of the prior year’s equity adjustment as inventory was sold. As of January 1, 2008, there is no longer a difference between Mexican FRS and U.S. GAAP with respect to inventory valuation.

(j) Accounting for available-for-sale securities (Repsol)

Pursuant to ASC Topic 320 “Investments—Debt and Equity Securities” (“Topic 320”), PEMEX classifies its investment securities as “available-for-sale” and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive (loss) income. The fair value of the securities is determined by reference to quoted market prices at December 31, 2009, 2008 and 2007. An impairment loss is recognized when the loss is considered other than temporary.

Under Mexican FRS, these investment securities are also recorded at fair value, but the unrealized gains and losses are reflected in earnings. The income (loss) adjustments for the years ended December 31, 2008 and 2007 reflect the reversal of the fair value adjustment to earnings as reflected under Mexican FRS, because U.S. GAAP requires such adjustment to be reflected in other comprehensive (loss) income.

(k) Effects of inflation on the U.S. GAAP adjustments

For the year ended December 31, 2007, various U.S. GAAP adjustments included herein are adjustments to monetary assets and liabilities recorded under Mexican FRS pursuant to FRS B-10, as described in Note 3(a). Therefore, the adjustments to the balance would also result in an adjustment to the monetary gain or loss as reported under Mexican FRS for the year then ended. Effective on January 1, 2008, no U.S. GAAP adjustments were made to the monetary assets and liabilities recorded under Mexican FRS pursuant to FRS B-10.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(l) Deferred income taxes

As described in Note 18, during 2005, a new fiscal regime was enacted that became applicable to Petróleos Mexicanos and its Subsidiary Entities effective January 1, 2006. Due to the related change in tax regime, Petróleos Mexicanos and its Subsidiary Entities began recognizing deferred income taxes during 2005. The U.S. GAAP equity adjustment represents the cumulative impact of deferred income taxes relating to the other U.S. GAAP adjustments applicable to Petróleos Mexicanos and its Subsidiary Entities.

(m) Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. (“Pemex Finance”). As a result, since 2005, the financial results of Pemex Finance have been consolidated into the financial statements of PEMEX for Mexican FRS purposes. Historically, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented. However, under U.S. GAAP, net income and retained earnings from Pemex Finance are reclassified as non-controlling interest due to the fact that PEMEX does not currently own any of the shares of Pemex Finance. The U.S. GAAP adjustment related to Pemex Finance represents the reclassification of net income and equity recognized under Mexican FRS to non-controlling interest.

(n) Sale of shares of Repsol

As discussed in Notes 8 and 11, during 2008, PEMEX’s subsidiary RepCon Lux redeemed its bonds exchangeable for Repsol shares representing approximately 4.81% of Repsol’s share capital. PEMEX entered into four related equity swaps with financial institutions, monetizing the value of 58,679,799 shares. PEMEX thereby retained the economic and voting rights in respect of those shares, utilizing the proceeds of the swaps to liquidate the exchangeable bonds.

II. Additional disclosure requirements:

(a) Consolidation of Pemex Finance

PEMEX and certain of its subsidiaries have entered into several agreements with Pemex Finance, under which Pemex Finance purchases existing accounts receivable and rights to future receivables from certain customers. Pemex Finance obtains resources for such purchases through the placement of debt instruments in the international markets, as well as from the recurring returns on its investments. Since 2005, the financial results of Pemex Finance have been consolidated in the financial statements of PEMEX under Mexican FRS.

Under ASC Topic 860 “Transfers and Servicing” (“Topic 860”), PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities of a Qualified Special Purpose Entity (“QSPE”), and has determined that Pemex Finance does not qualify as a QSPE, and should therefore be consolidated for U.S. GAAP purposes. Consequently, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented; however, its net income and equity recognized under Mexican FRS are reclassified as non-controlling interest, as described in Note 21 I(m).

(b) IEPS Tax

Under Mexican FRS, the IEPS Tax is reflected as part of net domestic sales when charged to customers and the amounts payable to the Mexican Government are then deducted from income before hydrocarbon extraction duties and other, special taxes on production and services, and cumulative effect of adoption of new accounting standards.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Under U.S. GAAP, this tax would have no net effect on revenues nor would it be deducted from income before taxes and duties, net of IEPS tax, as both the amount charged to customers and the amount accrued as payable to the tax authorities would be excluded from revenues (i.e., there is no gross-up).

(c) Environmental, dismantlement and abandonment liabilities

PEMEX establishes accruals for its environmental liabilities using estimates based on costs of similar remediation works most recently contracted and in progress at that time.

PEMEX has internal guidelines for estimating and recording environmental liabilities, the Guía para la Determinación de las Provisiones y Revelaciones de Carácter Ambiental (Guidelines for the Determination of Environmental Liabilities and their Disclosure). These guidelines’ purpose is to standardize and improve PEMEX’s internal procedures for identifying necessary remediation works and estimating and monitoring environmental liabilities.

These guidelines establish that an environmental liability exists when:

(i)	as a result of the activities of PEMEX, an affected area is identified in a particular site, and PEMEX undertakes a formal commitment to correct the environmental deficiency, in accordance with the criteria, guidelines, standards and legal framework in effect; and

(ii)	a reasonable estimate of the costs of remediation or cleanup of the identified affected area has been made, including the costs of the assessment studies.

As stated above, in accordance with past and present internal guidelines, PEMEX conducts site-by-site studies to identify environmental liabilities and develop a reasonable estimate of such liabilities. These guidelines consider many factors, but are tailored to specific Mexican requirements. Each contaminated site must be characterized, quantified and assessed through a specific study. The contamination of the affected sites may extend to the soil, subsoil and bodies of water, including water deposits, lagoons, swamps and others. These sites may be located inside PEMEX’s facilities, in surrounding areas, in abandoned areas where PEMEX had activity in the past or along the pipelines.

Once the corresponding contaminated site has been identified and evaluated, expenses for the cleanup of (i) hydrocarbon seepage and other spills that may cause pollution and that cannot be corrected in a short timeframe, (ii) water deposits and (iii) the concentration of hazardous residuals will be included in the remediation or restoration of affected areas. Estimates are kept current based on the best available information.

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

PEMEX believes its environmental liabilities are probable when its initial studies reveal the existence of contamination in the inspected areas at levels above those permitted by Mexican law, indicating that PEMEX will have to perform remediation works necessary to bring the site into compliance. PEMEX believes the liability is reasonably estimable when (i) an assessment of the size of the affected area has been made, (ii) it has compared the affected area to other affected areas identified and addressed in the past and (iii) based on

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

PEMEX’s experience with current or recent activities on similar sites, PEMEX can assess the estimated remediation costs in order to be able to calculate the corresponding environmental liability. Thus, PEMEX accrues for these environmental liabilities when it identifies affected areas with contamination levels above those permitted by Mexican law and PEMEX is able to make a reasonable estimate of the size of the affected area and the remediation cost. In addition, PEMEX periodically revises its estimates of environmental liabilities as it obtains new information during the course of the remediation works, in order to ensure that its estimates are based on the most accurate and updated information.

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

During 2009, 2008 and 2007, PEMEX spent Ps. 5,643,069, Ps. 4,254,586 and Ps. 4,120,000, respectively, on various environmental projects and related expenditures. The most significant projects have included the modernization of installations, the implementation of systems and control mechanisms to monitor atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, environmental investigative studies and the conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to develop capacity for increased production of unleaded gasoline, diesel and fuel oil with lower sulfur content and alternative fuels, such as industrial oil gas and natural gas.

PEMEX’s management believes that its operations are in substantial compliance with the General Law on Ecological Equilibrium and Environmental Protection (the “Environmental Law”), as such law has been historically interpreted and enforced.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded on a discounted basis when (a) expenses include payments during periods longer than one year, (b) environmental assessment and/or remediation is probable and (c) the costs can be reasonably estimated.

Because PEMEX has exclusive rights over production and processing of crude oil, natural gas and refined products within Mexico, there are no instances of joint liability; PEMEX is the sole responsible party in the event of environmental damage. PEMEX obtains insurance policies to cover the cost of certain environmental contingencies. The liability accruals are not reflected net of any amounts forthcoming under such policies. Environmental liabilities accrued in the consolidated financial statements, for both Mexican FRS and U.S. GAAP purposes, as of December 31, were divided among the operating units as follows:

	2009		2008
Pemex-Exploration and Production	Ps.	2,398,560	Ps.	269,703
Pemex-Refining		3,605,870		1,371,819
Pemex-Gas and Basic Petrochemicals		22,401		107,531
Pemex-Petrochemicals		6,100		2,400

Total Environmental Liability Accrual	Ps.	6,032,931	Ps.	1,751,453

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(d) Dismantlement and abandonment costs

Under current Mexican law, PEMEX’s legal obligation related to dismantlement and abandonment activities is governed by the following two federal laws: the Petroleum Works Law and the Environmental Law described in this Note. Although PEMEX is subject to other laws and regulations established at a local level in areas where PEMEX undertakes petroleum extraction activities, these local laws and regulations do not contain any specific guidance on abandonment, restoration and removal of oil and gas facilities, or otherwise impose a higher standard on PEMEX in this regard. Mexico is not a party to any international treaty or convention that would affect PEMEX’s understanding of its obligation with regard to dismantlement and abandonment activities. Thus, the only relevant body of law for PEMEX as to abandonment and removal of facilities related to oil- and gas-producing activities is Mexican federal law.

The Petroleum Works Law provides that wells must be plugged, or in certain cases, capped, to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. The Petroleum Works Law requires that PEMEX plug a well when it turns out to be dry, is invaded with salt water or is abandoned due to a mechanical accident, or once a well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production. All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and convenient manner, the cross-formations in the perforation that contain oil, gas or water in order to ensure that hydrocarbons do not seep to the surface.

PEMEX must obtain authorization from the Ministry of Energy before performing any plugging activities. The Petroleum Works Law also provides that the Ministry of Energy may authorize temporary plugging of exploratory wells where production of hydrocarbons is commercially feasible, but for which there are no adequate means of exploitation.

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

(e) Employee benefits

Disclosures of classifications of employee benefits determined in accordance with U.S. GAAP have been presented, for purposes of comparison, in a format consistent with Mexican FRS requirements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The components of termination and retirement benefits and net periodic cost, calculated in accordance with Topic 715, using December 31, 2009 as a measurement date, consisted of the following:

	Termination Benefits 2009		Retirement Benefits 2009		Total Benefits 2009		Termination Benefits 2008		Retirement Benefits 2008		Total Benefits 2008
Service cost	Ps.	1,268,495	Ps.	11,571,995	Ps.	12,840,490	Ps.	1,780,958	Ps.	13,624,124	Ps.	15,405,082

Interest cost		1,673,169		51,292,054		52,965,223		1,784,136		54,535,944		56,320,080

Return on plan assets		—		(516,283)		(516,283)		—		(891,059)		(891,059)
Net amortization of gains and losses		(174,239)		36,135		(138,104)		105,636		1,260,944		1,366,580
Amortization of net transition obligation		381,379		11,657,479		12,038,858		381,379		11,657,479		12,038,858

Plan amendments		21,709		603,826		625,535		21,709		603,826		625,535

Net cost under U.S. GAAP		3,170,513		74,645,206		77,815,719		4,073,818		80,791,258		84,865,076

Net cost under Mexican FRS		(12,214,637)		(93,437,254)		(105,651,891)		(12,140,547)		(100,503,130)		(112,643,677)

Adjustment to cost recognized for U.S. GAAP	Ps.	(9,044,124)	Ps.	(18,792,048)	Ps.	(27,836,172)	Ps.	(8,066,729)	Ps.	(19,711,872)	Ps.	(27,778,601)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The termination and retirement benefits liability as of December 31, 2009 under Topic 715, disclosed in accordance with FRS D-3, was as follows:

	Termination Benefits 2009		Retirement Benefits 2009		Total Benefits 2009		Termination Benefits 2008		Retirement Benefits 2008		Total Benefits 2008
Accumulated benefit obligation (ABO)	Ps.	22,558,070	Ps.	747,094,589	Ps.	769,652,659	Ps.	19,973,038	Ps.	427,484,834	Ps.	447,457,872

Projected benefit obligation (PBO)		32,145,306		887,197,278		919,342,584		20,118,890		618,212,500		638,331,390
Plan assets at fair value		—		(3,149,120)		(3,149,120)		—		(5,109,406)		(5,109,406)

Projected benefit obligation (PBO) in excess of plan assets		32,145,306		884,048,158		916,193,464		20,118,890		613,103,094		633,221,984
Unrecognized net loss		—		—		—		—		—		—
Unrecognized transition obligation		—		—		—		—		—		—
Unrecognized prior service costs		—		—		—		—		—		—

Accrued liability under U.S. GAAP		32,145,306		884,048,158		916,193,464		20,118,890		613,103,094		633,221,984
Accrued liability recognized under Mexican FRS		(31,620,857)		(544,580,077)		(576,200,934)		(19,436,001)		(475,647,542)		(495,083,543)

U.S. GAAP adjustment to employee benefits liability after recognition of Topic 715		524,449		339,468,081		339,992,530		682,889		137,455,552		138,138,441
Less accumulated other comprehensive loss		(10,658,756)		(345,214,253)		(355,873,009)		(1,797,175)		(124,385,573)		(126,182,748)

Net U.S. GAAP adjustment to employee benefits liability	Ps.	(10,134,307)	Ps.	(5,746,172)	Ps.	(15,880,479)	Ps.	(1,114,286)	Ps.	13,069,979	Ps.	11,955,693

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Changes in the amounts of net benefit obligation recognized in accumulated other comprehensive loss under U.S. GAAP as of December 31, 2009 and 2008 were as follows:

	Termination Benefits 2009		Retirement Benefits 2009		Total Benefits 2009
Accumulated other comprehensive loss at beginning of year	Ps.	1,797,175	Ps.	124,385,573	Ps.	126,182,748
Total unrecognized losses(1)		9,090,431		233,126,120		242,216,551
Net amortization of gains and losses		174,238		(36,135)		138,103
Amortization of net transition obligation		(381,379)		(11,657,479)		(12,038,858)
Plan amendments		(21,709)		(603,826)		(625,535)

Accumulated other comprehensive loss at end of year	Ps.	10,658,756	Ps.	345,214,253	Ps.	355,873,009

(1)	During 2009, expected long-term rate of return of assets, rate of increase in compensation levels and healthcare cost trend rate each increased as compared to 2008, from 8.50% to 8.75%, from 5.00% to 5.50%, and from 5.50% to 5.93%, respectively. Additionally, salary cost increased by 0.5%, resulting in a significant increase in actuarial gains and losses relative to the number of employees participating in the plan.

	Termination Benefits 2008		Retirement Benefits 2008		Total Benefits 2008
Accumulated other comprehensive income (AOCI) at beginning of year	Ps.	6,741,940	Ps.	204,557,413	Ps.	211,299,353
Total unrecognized gains		(4,436,041)		(66,649,591)		(71,085,632)
Net amortization of gains and losses		(105,636)		(1,260,944)		(1,366,580)
Amortization of net transition obligation		(381,379)		(11,657,479)		(12,038,858)
Plan amendments		(21,709)		(603,826)		(625,535)

Accumulated other comprehensive income (AOCI) at end of year	Ps.	1,797,175	Ps.	124,385,573	Ps.	126,182,748

The components of employee benefits at December 31, 2007, calculated in accordance with Topic 715, consisted of the following:

	Pensions and Seniority Premiums		Other Post- retirement Benefits		Total Benefits 2007
Service cost	Ps.	9,088,563	Ps.	6,401,276	Ps.	15,489,839
Interest cost		27,204,694		21,792,647		48,997,341
Return on plan assets		(11,149)		—		(11,149)
Net amortization of gains and losses		431,153		249,912		681,065
Amortization of net transition obligation		5,733,629		5,904,394		11,638,023
Adjustment to net periodic pension cost due to inflation		866,361		686,648		1,553,009
Plan amendments		527,348		77,386		604,734

Net cost under U.S. GAAP(1)		43,840,599		35,112,263		78,952,862
Net cost under Mexican FRS		(46,169,035)		(39,137,820)		(85,306,855)

Additional (benefit) expense recognized under U.S. GAAP	Ps.	(2,328,436)	Ps.	(4,025,557)	Ps.	(6,353,993)

(1)	The net periodic cost variation of Ps. 27,778,601 for 2008 as compared to 2007 was due mainly to the effects of the adoption of FRS D-3, effective January 1, 2008 (see Notes 3(m), 3(y) and 21 I(b)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Actuarial assumptions, expressed in nominal rates, used in the calculation of employee benefits plan cost under U.S. GAAP as of December 31, 2009, 2008 and 2007, were as follows:

	2009		2008		2007
Discount rate	8.	75%	8.	75%	8.	42%
Rate of increase in compensation levels	5.	50%	5.	00%	4.	52%
Expected long-term rate of return on assets	8.	75%	8.	50%	8.	42%
Health care cost trend rate	5.	93%	5.	50%	5.	56%

The calculation of employee benefits plan cost under Topic 715 requires considerable judgment with respect to choosing actuarial assumptions. Each significant assumption reflects PEMEX’s best estimate of the plan’s future performance solely with respect to that assumption. Assumed discount rates and compensation levels often have the greatest effect on employee benefits plan cost, and are related, because both are affected by some of the same economic factors. The discount rate is based upon the current prices for settling the pension obligation, referred to as the “settlement rate,” and the current yield on high quality corporate bonds (AA or better) of term and currency consistent with the benefit obligation as of the measurement date. According to the external actuary, assumed compensation levels reflect PEMEX’s estimate of actual future compensation levels for the individuals involved and are consistent with assumed discount rates to the extent that both incorporate expectations of the same future economic conditions.

PEMEX makes supplemental payments in respect of its obligations for gas, gasoline and basic food supplies, and provides healthcare benefits, in each case to retired employees and their immediate family members. PEMEX regularly adjusts the level of its supplemental payments based on inflationary conditions. Healthcare is provided through a regional network of PEMEX hospitals and medical centers, which also provide care to active PEMEX employees. No commitments have been made regarding the level of such contributions in the future.

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2009 and 2008 were Ps. 4,260,829 and Ps. 4,039,137, respectively.

The expected timing of payments of employee benefits according to the plans in each of the next ten years, through 2019, is as follows:

Year	Retirement and Termination Expected Benefit Payment		Post-retirement Expected Benefit Payment
2010	Ps.	57,362,238	Ps.	37,657,960
2011		35,517,753		27,811,286
2012		39,506,449		30,230,609
2013		41,962,769		32,381,805
2014		45,787,674		34,777,406
2015		49,241,362		36,694,535
2016		50,670,190		38,335,685
2017		52,833,246		39,643,292
2018		54,059,144		41,048,069
2019		54,518,964		41,458,210

Total	Ps.	481,459,789	Ps.	360,038,857

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The objective of PEMEX’s investment guidelines with respect to its plan assets is to ensure the highest security together with an adequate rate of return, maintaining the purchasing power of the investments. The comparative benchmark used by PEMEX is the monthly average of primary interest rates of Mexican Government 28-day Treasury bills (“Cetes 28”).

The investment guidelines list certain prohibited investments, such as: securities of companies that are subject to intervention by a regulatory authority; subordinated securities; convertible securities; certain foreign exchange securities; derivatives such as futures, forwards, swaps, options, exotic options, swaptions, etc. (except structured notes denominated in pesos with protected initial investment); securities having terms with certain characteristics such as liquidity, risk, return, or maturity that do not comply with certain requirements set by PEMEX’s Financial Resources Committee; and securities not listed on the Mexican Stock Exchange.

The expected long-term rate of return is based on the guidelines of the Mexican Society of Consulting Actuaries, which annually issues recommendations for selecting financial assumptions based on a historical analysis conducted using economic variables such as inflation, risk-free interest rates and increases to the legal minimum wage as well as salaries in general.

As of December 31, 2009 and 2008, all of PEMEX’s plan assets were invested in Mexican Government bonds and bonds issued by financial institutions listed on the Mexican Stock Exchange. The following table shows PEMEX’s actual investment allocation at December 31 of each year.

Securities	2009		2008
Mexican Government Securities (“MGS”)	Ps.	1,090,442	Ps.	3,712,782
Bonds issued by financial institutions listed on the Mexican Stock Exchange		1,536,327		1,396,624
Mutual Funds		522,351		—

Total	Ps.	3,149,120	Ps.	5,109,406

Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the healthcare cost trend rate was to increase net expense for other post-retirement benefits by Ps. 24,607,685 for 2009, Ps. 14,053,773 for 2008 and Ps. 9,686,783 for 2007, and to increase the accumulated post-retirement benefit obligation by Ps. 238,461,119 for 2009, Ps. 99,032,498 for 2008 and Ps. 14,698,361 for 2007. The effect of a 1% decrease in the healthcare cost trend rate was to decrease net expense for other post-retirement benefits by Ps. 16,036,265 for 2009, Ps. 11,706,879 for 2008 and Ps. 6,386,544 for 2007, and to decrease the accumulated post-retirement benefit obligation by Ps. 160,752,480 for 2009, Ps. 82,636,860 for 2008 and Ps. 12,007,042 for 2007.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

PEMEX recognized GAAP that are now codified in Topic 715, and included their effects in the results of the actuarial valuation of its labor obligations, effective January 1, 2007. The following tables present a reconciliation of the beginning and ending balances of plan assets’ fair value and the accumulated post-retirement benefit obligation:

	Employee Benefits
	2009		2008
Change in projected benefit obligation (PBO):
Projected benefit obligation (PBO) at beginning of year	Ps.	638,331,390	Ps.	662,589,175
Service cost		12,840,490		15,405,082
Interest cost		52,965,223		56,320,080
Actuarial losses (gains)		237,826,319		(75,325,106)
Benefits paid		(22,620,838)		(20,657,841)

Projected benefit obligation at end of year	Ps.	919,342,584	Ps.	638,331,390

Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	5,109,406	Ps.	7,122,630
Actual return on plan assets		498,815		840,981
Company contributions		20,161,737		17,803,636
Benefits paid		(22,620,838)		(20,657,841)

Fair value of plan assets at end of year	Ps.	3,149,120	Ps.	5,109,406

Additional fair value disclosures about plan assets are as follows:

	Fair Value Measurements as of December 31, 2009
Asset Category	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Mexican Government Securities (MGS)	Ps.	1,090,442	Ps.	1,090,442	Ps.	—	Ps.	—
Bonds issued by financial institutions listed on the Mexican Stock Exchange		1,536,327		1,536,327		—		—
Mutual Funds consisting of 100% MGS		522,351		522,351		—		—

Total	Ps.	3,149,120	Ps.	3,149,120	Ps.	—	Ps.	—

Additional information about plan assets, including methods and assumptions used to estimate the fair values of plan assets, is as follows:

•

Mexican Government Securities (MGS) include short-term Cetes, fixed rate Bonos, floating rate Bondes and inflation-linked Udibonos. Fixed rate long-term Bonos, in particular, have become the main source of funding for the Federal Treasury and have allowed the extension of the term of public debt. Each quarter, the Ministry of Finance and Public Credit announces the auction schedule for all MGS. The fair value of these investments is based on market prices obtained from local professional price providers as of the measurement date.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

•

Bonds issued by financial institutions listed on the Mexican Stock Exchange are medium- and long-term debt securities that can be denominated in pesos or UDIs. The fair value of these investments is based on market prices obtained from local professional price providers as of the measurement date.

•

Mutual funds, better known as “funds,” are the most accessible way for small and medium-sized investors to benefit from their savings, by investing in baskets of market securities. Investors buy shares of the funds, the performance of which is determined by the difference between the buying and selling prices of their shares. The financial resources supplied by investors are used by fund managers to buy baskets of securities and market instruments, in order to diversify risk. The fair values of these investments are based on quoted market prices for identical assets as of the measurement date.

(f) Leases

As of December 31, 2009, PEMEX did not have any significant operating lease arrangements. However, PEMEX did enter in 2008 into capital lease arrangements for a total amount of U.S. $435,235 at a fixed rate of 1.99% and an established term of 2008-2019 (see Note 10).

(g) Supplemental geographic information

The majority of PEMEX’s operations are in Mexico. The following shows PEMEX’s domestic and export sales for the years ended December 31 (on a Mexican FRS basis):

	2009		2008		2007
Domestic sales	Ps.	596,369,519	Ps.	679,754,126	Ps.	592,047,961
Export sales:
United States		400,445,291		528,741,009		441,431,866
Canada; Central and South America		10,636,415		35,020,496		36,547,306
Europe		46,877,837		62,850,659		52,691,863
Far East		30,300,753		17,806,074		12,255,823

Total export sales	Ps.	488,260,296	Ps.	644,418,238	Ps.	542,926,858

Services income		5,291,516		4,777,588		4,281,799

Total sales	Ps.	1,089,921,331	Ps.	1,328,949,952	Ps.	1,139,256,618

PEMEX does not have significant long-lived assets outside of Mexico.

For the year ended December 31, 2008, under Mexican FRS, PEMEX recognized non-cash fixed asset impairment charges and reversals per segment as discussed in Note 21 I(f).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(h) Valuation and qualifying accounts

The valuation and qualifying accounts for PEMEX are as follows:

Description	Balance at Beginning of Period		Additions Charged to Costs and Expenses		Deductions		Balance at End of Period

For the year ended December 31, 2009:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	1,738,099	Ps.	81,990	Ps.	(465,240)	Ps.	1,354,849

For the year ended December 31, 2008:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	1,490,934	Ps.	515,479	Ps.	(268,314)	Ps.	1,738,099

For the year ended December 31, 2007:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps.	2,674,170	Ps.	12,242,359	Ps.	(13,425,595)	Ps.	1,490,934

Note:	The above valuation and qualifying accounts are presented in accordance with U.S. GAAP. The Mexican FRS accounts titled “Reserve for sundry creditors and others” and “Reserve for employee benefits” are accrued liability accounts, not valuation and qualifying accounts, and have not been included in the table above (which includes the reserve for dismantlement and abandonment activities).

(i) Significant risks and uncertainties

Environmental

The ultimate costs to be incurred in relation to PEMEX’s environmental contingencies may exceed the total amounts reserved. Additional liabilities may be accrued as the assessment work is completed, and formal remediation plans are formulated. Numerous factors affect the reliability and precision of cleanup cost estimates, including the individual characteristics of the site, the lack of specific guidance as to permissible levels of pollution and the type of technology available for remediation, as well as general economic factors, such as inflation.

As discussed above in this Note, PEMEX accrues an environmental liability when a reasonable estimate of the costs for remediation or cleanup of the identified affected area has been made. In some cases, investigations are not yet at a stage where PEMEX is able to quantify the liability or estimate a range of possible exposure. In such cases, the amounts of PEMEX’s liabilities are indeterminate due to the unknown magnitude of possible contamination, the imprecise and potentially conflicting engineering evaluations and estimates of proper cleanup methods and costs, the unknown timing and extent of the corrective actions that may be required, and the ambiguities in Mexican environmental laws and regulations.

PEMEX is not aware of any unasserted claims or assessments that may give rise to an environmental liability, and therefore, no amounts related to such items have been reflected in the environmental accrual.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Mexican Government

The operations and earnings of PEMEX have been, and may in the future be, affected from time to time in varying degrees by political developments and laws and regulations, such as forced divestiture of assets, budgetary adjustments, restrictions on production levels and capital expenditures, price controls, tax increases, cancellation of contract rights, refined product specifications and environmental, health and safety regulations. Both the likelihood of such occurrences and their overall effect upon PEMEX are not estimable.

Labor

PEMEX employees belonging to the Petroleum Workers’ Union (the “Union”) represent approximately 72.0% of its workforce. They have a collective bargaining agreement, which is renegotiated every two years. On July 23, 2009, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2009. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2011. In addition, in July 2009, Petróleos Mexicanos and the Union agreed to a 4.9% increase in wages and a 1.5% increase in other benefits under the existing collective bargaining agreement.

Product prices

Because PEMEX’s major products are energy-related commodities, significant changes in the international prices of crude oil, natural gas, refined products and petrochemical products could have a significant impact on PEMEX’s results of operations in any particular year. In 2009, crude oil represented approximately 32% of PEMEX’s sales revenues net of the IEPS Tax, and prices of the products that PEMEX produces can be influenced by changes in crude oil prices, which makes it reasonably possible that PEMEX could suffer near-term severe impacts from fluctuations in such prices.

(j) Capitalized software costs

Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs, net of amortization, as of December 31, 2009 and 2008, amounted to Ps. 32,755 and Ps. 140,606, respectively. Amortization expense for the years ended December 31, 2009, 2008 and 2007 amounted to Ps. 96,336, Ps. 325,529 and Ps. 112,310, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(k) Supplemental condensed information on a U.S. GAAP basis

The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this Note.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

	2009		2008
Assets:
Total current assets	Ps.	349,696,690	Ps.	364,291,807
Wells, pipelines, properties, plant and equipment, net		956,834,267		830,316,145
Current deferred income tax assets		289,606		612,804
Other assets		14,748,989		44,242,943

Total assets	Ps.	1,321,569,552	Ps.	1,239,463,699

Liabilities:
Other current liabilities	Ps.	248,868,618	Ps.	191,931,625
Reserve for employee benefits		69,306,798		59,311,802

Total current liabilities		318,175,416		251,243,427
Long-term debt		529,258,434		495,486,625
Reserve for sundry creditors and others		43,524,319		55,292,694
Reserve for employee benefits		846,886,666		573,910,182
Noncurrent deferred income tax liabilities		6,883,931		7,360,000

Total liabilities		1,744,728,766		1,383,292,928
Non-controlling interest		—		1,590,284

Total equity (deficit)		(423,159,214)		(145,419,513)

Total liabilities and equity	Ps.	1,321,569,552	Ps.	1,239,463,699

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 and 2007

	2009		2008		2007
Total revenues, net of IEPS Tax	Ps.	1,089,921,331	Ps.	1,328,949,952	Ps.	1,139,256,618
Cost of sales		529,465,560		597,279,059		469,614,890

Gross income		560,455,771		731,670,893		669,641,728
General expenses		100,509,000		103,806,044		84,939,004

Operating income		459,946,771		627,864,849		584,702,724
Other revenues		40,293,018		197,990,840		79,797,820
Comprehensive financing result (cost)		(5,093,650)		(123,863,092)		(25,609,627)
Profit sharing in non-consolidated subsidiaries and affiliates		(1,291,487)		1,815,570		5,791,312

Income before taxes, duties and other, and non-controlling interest		493,854,652		703,808,167		644,682,229
Taxes and duties, net of IEPS Tax		(546,587,044)		(771,714,426)		(677,318,216)
Non-controlling interest		160,285		140,652		(6,089)

Net loss	Ps.	(52,572,107)	Ps.	(67,765,607)	Ps.	(32,642,076)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 and 2007

	2009		2008		2007
Operating Activities:
Net loss for the year	Ps.	(52,572,107)	Ps.	(67,765,607)	Ps.	(32,642,076)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization		74,661,616		87,087,987		68,929,829
Reserve for employee benefits		77,815,719		84,865,076		78,952,867
Loss on disposal of fixed assets		1,731,229		—		10,051,439
Allowance for uncollectible trade accounts		—		—		(1,086,357)
Non-controlling interest		(160,285)		140,652		4,157

Unrealized foreign exchange gain		(11,350,064)		93,672,090		4,318,464
Accrued interest		1,305,465		(2,800,590)		4,607,397
Profit sharing in subsidiaries		1,291,487		(1,815,570)		(5,533,058)
Deferred income taxes		(152,872)		(261,357)		1,881,378
Unsuccessful wells		13,934,521		—		—
Unrealized gains on financial instruments		—		—		(8,149,706)
Gain from monetary position		—		—		(13,413,563)

		106,504,709		193,122,681		107,920,771
Changes in operating assets and liabilities:
Accounts and notes receivable		(5,162,958)		(34,644,747)		(10,237,517)
Inventories		28,568,497		915,789		3,643,578
Other assets		28,079,171		—		1,219,546
Accounts payable and accrued liabilities		43,625,973		(112,706,461)		106,582,975
Employee benefits contributions and payments		(24,534,500)		(21,993,033)		(27,717,544)

Cash flows provided by (used in) operating activities		177,080,892		24,694,229		181,411,809

Investing Activities:
Acquisition and disposal of fixed assets, net		(216,725,605)		(139,112,744)		(134,133,678)
Investments in subsidiaries		—		555,482		1,508,668

Cash flows used in investing activities		(216,725,605)		(138,557,262)		(132,625,010)

Financing Activities:
Proceeds from new long-term financing		110,657,181		146,933,588		117,557,830
Financing payments		(55,341,033)		(132,607,709)		(194,928,716)
Increase in equity of Subsidiary Entities		467,210		35,457,462		11,160,824
Dividends paid to the Mexican Government		—		—		(263,329)
Effect of exchange rate changes on cash		(2,183,412)		7,306,847		—

Cash flows provided by (used in) financing activities		53,599,946		57,090,188		(66,473,391)

Effects of inflation on cash and cash equivalents		—		—		(7,092,625)

Increase (decrease) in cash and cash equivalents		13,955,233		(56,772,845)		(24,779,217)
Cash and cash equivalents, beginning of period		114,224,395		170,997,240		195,776,457

Cash and cash equivalents, end of period	Ps.	128,179,628	Ps.	114,224,395	Ps.	170,997,240

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	28,759,639	Ps.	82,232,650	Ps.	42,784,228
Taxes paid		521,309,530		778,296,131		623,886,506

Supplemental non-cash disclosures:
Unrealized gains on available-for-sale investment securities	Ps.	2,156,104	Ps.	5,936,887	Ps.	(240,723)
Effect in equity of employee benefits		(229,690,261)		85,116,605		(168,399,229)
Derivative financial instruments		2,532,882		(1,268,722)		656,699

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

(l) Recently adopted accounting standards

Recent SEC rule revisions

Effective January 1, 2010, certain of the SEC’s rules have been revised in order to modernize the reporting requirements applicable to companies such as PEMEX in respect of oil and other hydrocarbon reserves. PEMEX adopted these rules effective December 31, 2009. See Note 23—Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited).

In addition, in January 2010, the FASB issued ASU 2010-03, Oil and Gas Reserve Estimation and Disclosures (“ASU 2010-03”) to provide consistency between the oil and gas accounting standards and the new SEC oil and gas reporting rules. ASU 2010-03 amends existing standards to align the reserves calculation and disclosure requirements under U.S. GAAP with the requirements under the SEC rules. PEMEX adopted these new standards effective December 31, 2009. The new standards are applied prospectively as a change in estimate. See Note 23—Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited).

Post-retirement benefit plan asset disclosures

In December 2008, the FASB issued GAAP that are now codified in Topic 715, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. Topic 715 also includes a technical amendment to the former SFAS 132(R) “Employers’ Disclosures about Pensions and other Postretirement Benefits,” effective immediately. This amendment requires non-public entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. PEMEX has disclosed net periodic benefit cost in Note 16. The disclosures about plan assets required by Topic 715 must be provided for fiscal years ending after December 15, 2009. PEMEX adopted these new standards on December 31, 2009. Adoption of Topic 715 has had no impact on PEMEX’s financial position or results of operations. See paragraph II(e) Employee benefits.

Business combinations and non-controlling interests in consolidated financial statements

In 2007, the FASB issued GAAP that are now codified in ASC Topic 805 “Business Combinations” (“Topic 805”) and ASC Topic 810 “Consolidation” (“Topic 810”), respectively. Topic 805 and Topic 810 require most identifiable assets, liabilities, non-controlling interests (previously referred to as minority interest) and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests to be reported as a component of equity. This changes the accounting for transactions with non-controlling interest holders. Both Topic 805 and Topic 810 are effective for periods beginning on or after December 15, 2008 (i.e., the period beginning on January 1, 2009 for entities such as PEMEX with calendar year-ends) and earlier adoption is prohibited. Topic 805 is applied to business combinations occurring after the effective date. Topic 810 is applied prospectively to all non-controlling interests, including any that arose before the effective date. PEMEX adopted these new standards as of December 31, 2009. Non-controlling interests totaled Ps. 1,377,635 at the adoption date. See paragraph I(m) Non-controlling interest.

Fair value measurements

The FASB’s fair value measurement standard, which is now codified in ASC Topic 820 “Fair Value Measurements and Disclosures” (“Topic 820”), establishes a single authoritative definition of “fair value” based

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

upon the assumptions that market participants would use when pricing an asset or liability, and creates a fair value hierarchy that prioritizes the information used to develop those assumptions. The standard requires additional disclosures, including disclosures of fair value measurements by level within the fair value hierarchy. As of December 31, 2008, PEMEX adopted the new standard as relates to its financial assets and liabilities. As of December 31, 2009, PEMEX adopted the new standard as relates to its non-financial assets and liabilities, including non-financial assets and liabilities measured at fair value in a business combination; impaired property, plant and equipment; goodwill impairment; and initial recognition of asset retirement obligations. See paragraph I(h) Accounting for derivative financial instruments and fair value measurements.

In April 2009, the FASB issued additional guidance clarifying the application of what is now Topic 820 for fair value measurements in the current economic environment, modifying the recognition of other-than-temporary impairments of debt securities, and requiring companies to disclose the fair value of financial instruments in interim periods. The revised guidance was effective for interim and annual periods ending after June 15, 2009. The guidance:

•

describes how to determine the fair value of assets and liabilities in the current economic environment and reemphasizes that the objective of a fair value measurement is to reflect the price that would be received to sell an asset, or paid to transfer a liability, at the measurement date;

•	modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities;

•

modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities; and

•

requires disclosure of the fair value of financial instruments in interim financial statements, the method or methods and significant assumptions used to estimate the fair value of financial instruments, and a discussion of changes, if any, in the method or methods and significant assumptions during the period.

PEMEX adopted this new guidance for the quarter ended December 31, 2009. Adoption of the new guidance had no impact on PEMEX’s financial position or results of operations.

In August 2009, the FASB issued ASU 2009-5, Measuring Liabilities at Fair Value (“ASU 2009-5”) in order to provide further guidance on how to measure the fair value of liabilities. ASU 2009-5 clarifies that, in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more prescribed techniques. PEMEX adopted this new guidance as of December 31, 2009. Adoption of the new guidance has had no impact on PEMEX’s financial position or results of operations.

Fair value option

Under FASB guidance relating to fair value measurements now codified in ASC Topic 825 “Financial Instruments” (“Topic 825”), companies have an option to report selected financial assets and liabilities at fair value. PEMEX adopted this new guidance for optional fair value measurements as of December 31, 2008. Adoption of the new guidance has had no effect on PEMEX’s financial position or results of operations, as it has made no elections to report selected financial assets or liabilities at fair value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Derivative instruments and hedging activities

In March 2008, the FASB issued GAAP that are now codified in ASC Topic 815 “Derivatives and Hedging Overview” (“Topic 815”). Topic 815 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk-related contingent features contained within derivatives. Topic 815 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of the former SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance and cash flows. Topic 815 is effective for fiscal years and interim periods beginning after November 15, 2008. PEMEX adopted this new standard as of December 31, 2009, which provides only for enhanced disclosures. Adoption of the new standard has had no impact on PEMEX’s financial position or results of operations. See paragraph I(h) Accounting for derivative financial instruments and fair value measurements.

Subsequent events

In May 2009, the FASB issued GAAP that are now codified in ASC Topic 855 “Subsequent Events” (“Topic 855”), which establishes general standards for the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Topic 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur, for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions occurring after the balance sheet date. Topic 855 is effective for interim and annual reporting periods ending after June 15, 2009. PEMEX adopted this new standard as of December 31, 2009, and has evaluated subsequent events after the balance sheet date of December 31, 2009 through the time of filing these financial statements with the SEC on June 28, 2010, which is the date the financial statements were issued.

Accounting Standards Codification

As discussed above in this Note 21, in June 2009, the FASB established the Codification, which became effective on July 1, 2009, and is the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of the federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative. PEMEX adopted the Codification for the quarter ending December 31, 2009. All references to authoritative accounting literature are now referenced in accordance with the Codification.

Equity method investments

In November 2008, the FASB’s Emerging Issues Task Force (the “EITF”) reached a consensus on EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations,” which is now codified in ASC Topic 323 “Investments—Equity Method and Joint Ventures” (“Topic 323”). Topic 323 continues to follow the accounting method for the initial carrying value of equity investments found in the former Accounting Principles Board (the “APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). This method is based on a cost accumulation model and generally excludes contingent consideration. Topic 323 also specifies that other-than-temporary impairment testing should be performed by the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

investor at the investment level, and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, Topic 323 announces a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee; the investor should account for such transactions as if it had sold a proportionate share of its investment, with any gains or losses recorded in earnings. Topic 323 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of the former SFAS 160. Topic 323 affirms the existing guidance in the former APB 18, which requires cessation of the equity method of accounting and application of the former SFAS 115, or the cost method under the former APB 18, as appropriate. Topic 323 is effective for transactions occurring on or after December 15, 2008. PEMEX adopted the new guidance as of December 31, 2009. The adoption of Topic 323 has not had a material effect on PEMEX’s financial position or results of operations.

Offsetting of amounts related to certain contracts

As of January 1, 2008, PEMEX adopted guidance now codified in ASC Topic 210 “Offsetting” allowing companies to offset fair value amounts recognized for derivative instruments and the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral. The cash collateral (commonly referred to as a “margin”) must arise from derivative instruments recognized at fair value that are executed with the same counterparty under a master netting arrangement. As of December 31, 2009 and 2008, PEMEX had no cash collateral obligations.

Accounting for uncertainty in income taxes

As of January 1, 2007, PEMEX adopted new standards now codified in ASC Topic 740 “Income Taxes” (“Topic 740”), which clarified the accounting for uncertainty in income taxes recognized in a company’s financial statements. The new standards prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. They also provided guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This guidance provided that a company’s tax position will be considered settled if the taxing authority has completed its examination, the company does not plan to appeal, and the possibility is remote that the taxing authority would reexamine the tax position in the future. Adoption of the new guidance had no effect on PEMEX’s financial position or results of operations.

(m) Recently issued accounting standards

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): “Accounting for Transfers of Financial Assets” (“ASU 2009-16”). ASU 2009-16 removes the concept of a QSPE from Topic 860, and also eliminates the exception from applying ASC Subtopic 810-10 “Consolidation” to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of ASU 2009-16 as transferor-imposed constraints on QSPEs were evaluated under the provisions of what is now Topic 860 prior to the effective date of ASU 2009-16 when determining whether a transfer of financial assets qualifies for sale accounting. ASU 2009-16 also clarifies the ASC Topic 860 sale accounting criteria pertaining to legal isolation and effective control, and creates more stringent conditions for reporting a transfer of a portion of a

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

financial asset as a sale. ASU 2009-16 is effective for a reporting entity’s annual as well as interim periods, beginning with its first annual reporting period that begins after November 15, 2009. Early adoption is not permitted. Management estimates that the initial effects of this new ASU will not be material.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”). ASU 2009-17 amends the Variable Interest Entity (“VIE”) Subsections of Subtopic 810-10 and, overall, revises the test for determining the primary beneficiary of a VIE—from a primarily quantitative calculation of risks and rewards based on the VIE’s expected losses and expected residual returns, to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to such VIE. ASU 2009-17 requires that kick-out rights and participating rights be ignored in evaluating whether a variable interest holder meets the power criterion, unless those rights are unilaterally exercisable by a single party or related party group. ASU 2009-17 also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity, and revises the Topic 810 scope characteristic that identifies an entity as a VIE if equity-at-risk investors as a group do not have the right to control the entity through their equity interests, in order to address the impact of kick-out rights and participating rights on the analysis. Finally, ASU 2009-17 adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk, as a group, lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance; it further requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for a reporting entity’s annual as well as interim periods, beginning with its first annual reporting period that begins after November 15, 2009. Early adoption is not permitted. Management estimates that the initial effects of this new ASU will not be material.

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Multiple-Element Arrangements” to eliminate the requirement that all undelivered elements have vendor-specific objective evidence (“VSOE”) of selling price or third party evidence (“TPE”) of selling price before a reporting entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in a reporting entity’s fiscal years beginning on or after June 15, 2010. However, early adoption is permitted. Management estimates that the initial effects of this new ASU will not be material.

In January 2010, the provisions of Topic 820 were modified to require additional disclosures, including of transfers in and out of Level 1 and 2 fair value measurements and the gross basis presentation of the reconciliation of Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures related to Level 3 fair value measurements,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

which are effective for fiscal years beginning after December 15, 2010 (including interim periods). Early adoption is permitted. PEMEX has adopted all of these provisions of Topic 820 effective December 31, 2009. Since only disclosures are affected by these requirements, the adoption of these provisions did not affect PEMEX’s financial position or results of operations.

(n) Deferred income taxes

PEMEX follows the provisions of the revised FRS D-4 for Mexican FRS purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes under U.S. GAAP in accordance with ASC Topic 740 “Income taxes.”

As described in Note 18, during 2005, a new fiscal regime applicable to Petróleos Mexicanos and its Subsidiary Entities was enacted. Beginning on January 1, 2006, certain Subsidiary Companies of PEMEX became subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate. The statutory rate in Mexico for both 2007 and 2008 was 28%, and for 2009 was 30%. As a result of the change in fiscal regime in 2005, PEMEX began generating deferred income taxes during that year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2009 and 2008, the primary components of the net deferred tax liability under U.S. GAAP consisted of the following:

	2009		2008
Current deferred tax asset:
Accounts and other receivables	Ps.	967,189	Ps.	1,031,457
Inventories		155,098		261,017
Accrued liabilities		297,555		342,432
Prepaids and other current assets		(53,040)		(50,383)

Total current deferred tax asset		1,366,802		1,584,523
Less: current valuation allowance		(1,077,196)		(971,719)

Net current deferred tax asset	Ps.	289,606	Ps.	612,804

Current deferred tax liability:
Prepaids and other current assets		—		—

Total current deferred tax liability	Ps.	—	Ps.	—

Noncurrent deferred tax asset:
Contingencies	Ps.	1,258,739	Ps.	1,720,315
Derivative financial instruments		—		—
Reserve for environmental costs		1,090,190		444,477
Property taxes		—		—
Tax loss carry forwards		—		—
Other assets		182,116		828,947
Fixed assets		1,138,008		52,801

Total noncurrent deferred tax asset		3,669,053		3,046,540
Less: noncurrent valuation allowance		(2,891,632)		(1,868,311)

Net noncurrent deferred tax asset	Ps.	777,421	Ps.	1,178,229

Noncurrent deferred tax liability:
Derivative financial instruments		(29,846)		(851,783)
Fixed assets		(7,631,506)		(7,686,446)

Net noncurrent deferred tax liability		(7,661,352)		(8,538,229)

Total noncurrent deferred tax liability	Ps.	(6,883,931)	Ps.	(7,360,000)
Net deferred tax liability		(6,594,325)		(6,747,197)

Net deferred tax liability under U.S. GAAP	Ps.	(6,594,325)	Ps.	(6,747,197)
Net deferred tax liability under Mexican FRS		(6,933,120)		(7,039,978)

Net U.S. GAAP adjustments to the net deferred tax liability	Ps.	338,795	Ps.	292,781

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Due to the items presented in the table below, Income Tax and Hydrocarbon Income Tax on income (loss) from continuing operations before taxes differed from the amounts computed by applying to income (loss) the Mexican statutory rate of 30% for both Income Tax and Hydrocarbon Income Tax.

	2009		2008		2007
Income Tax:
Computed “expected” tax expense	Ps.	1,837,132	Ps.	2,463,151	Ps.	3,371,320
Effects of inflation, net		(80,936)		(96,070)		(27,877)
Non-deductible expenses		—		110,279		21,822
Other, net		(348)		119,589		(139,025)

Income Tax Expense	Ps.	1,755,848	Ps.	2,596,949	Ps.	3,226,240

Hydrocarbon Income Tax:
Computed “expected” tax expense	Ps.	4,157,708	Ps.	1,501,210	Ps.	3,100,279
Effects of inflation, net		(915,759)		(280,619)		165,038
Difference between book and tax depreciation		(1,120,627)		307,396		1,785,644
Non-deductible expenses		335,314		19,570		44,900
Other, net		—		22,731		232,796

Income Tax Expense	Ps.	2,456,636	Ps.	1,570,288	Ps.	5,328,657

In July 2006, the FASB issued GAAP that PEMEX adopted on January 1, 2007, and which are now codified in Topic 740. Topic 740 clarifies the accounting for uncertain tax positions, requiring that an entity recognize in its consolidated financial statements the impact of a tax position if—based on the technical merits of that position—it is more likely than not to be sustained upon further examination. Recognized income tax positions are measured at the largest amount for which there is a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period during which the change in judgment occurs. PEMEX’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits only if and when required as a component of other income (expense) in the consolidated statements of operations. The adoption of Topic 740 did not have any effect on PEMEX’s consolidated financial statements.

As of January 1, 2007, and for the years ended December 31, 2009, 2008 and 2007, PEMEX did not have any unrecognized tax benefits and thus recorded no related deferred tax, Income Tax or Hydrocarbon Income Tax. In addition, PEMEX does not expect its amount of unrecognized tax benefits to change significantly within the next 12 months. The income tax returns of Petróleos Mexicanos, its Subsidiary Companies and Subsidiary Entities, for tax years 2003 and thereafter, remain subject to examination by the Mexican tax authorities.

(o) Asset retirement obligations

PEMEX’s liability provisions recognized in the balance sheet represent obligations whose settlement will likely require the future use of estimated economic resources. These provisions have been recorded based on the present value of management’s best estimate of future payments necessary to settle the liability. However, actual results could differ from the provisions recognized. No assets or trust funds have been established to satisfy these obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

In March 2005, the FASB issued GAAP that PEMEX adopted on December 31, 2005 and which are now codified in ASC Topic 410 “Asset Retirement and Environmental Obligations” (“Topic 410”). Topic 410 clarifies that the phrase “conditional asset retirement obligation,” as used in Topic 410, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists as to the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Topic 410 acknowledges that, in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. Topic 410 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of Topic 410 has not had a material impact on PEMEX’s financial position or results of operations.

The following table indicates the changes to PEMEX’s pre-tax asset retirement obligations in 2009 and 2008:

	2009		2008
Balance as of January 1	Ps.	18,775,594	Ps.	17,148,390
Liabilities incurred		2,360,394		1,153,194
Accretion expense		2,453,572		(97,019)
Currency exchange gain		899,393		571,029

Balance as of December 31	Ps.	24,488,953	Ps.	18,775,594

(p) Reclassifications

PEMEX’s condensed consolidated financial statements for the year ended December 31, 2007 have been reclassified in certain accounts with the purpose of making them comparable with the consolidated financial statements for the years ended December 31, 2008 and December 31, 2009.

NOTE 22—SUBSIDIARY GUARANTOR INFORMATION, PIDIREGAS LIABILITIES

AND THE PEMEX PROJECT FUNDING MASTER TRUST (THE MASTER TRUST):

The following consolidating information presents condensed consolidating balance sheets at December 31, 2009 and 2008 and condensed consolidating statements of operations and cash flows for the years ended December 31, 2009, 2008 and 2007 of Petróleos Mexicanos, the Master Trust, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (as defined below; excluding the Master Trust).

These statements are prepared in conformity with Mexican FRS, and until December 31, 2007, include the recognition of inflation in accordance with FRS B-10, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ guaranty of the Master Trust’s payment obligations are full and unconditional and joint and several.

The Master Trust, a consolidated entity that is a Delaware statutory trust, was organized under the laws of Delaware on November 10, 1998. On December 31, 1998, PEMEX transferred all assets and liabilities related to PIDIREGAS for an amount equaling Ps. 12,471,156 (in nominal terms) to the Master Trust. The main objective of the Master Trust was, until December 31, 2008, to administer financial resources related to PIDIREGAS, such financial resources being designated by PEMEX for that purpose, by assuming payment obligations under contracts relating to PIDIREGAS and acting as the borrower under financing arrangements for PIDIREGAS.

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

(ii)	the obligation of Petróleos Mexicanos and of the Subsidiary Guarantor which is sponsoring the relevant PIDIREGAS to make such payments to the Master Trust as may be necessary for the Master Trust to fulfill its payment obligations in respect of any financings that the Master Trust has entered into in connection with such project; and

(iii)	the joint and several obligation of Petróleos Mexicanos and each of the aforementioned Subsidiary Guarantors to indemnify the Master Trust with respect to any liability incurred by the Master Trust in connection with PIDIREGAS.

As discussed in Note 3(g), as a result of the amendments to the Federal Law of Budget and Fiscal Accountability, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos has assumed, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Petróleos Mexicanos completed its assumption of the Master Trust’s payment obligations under its financings during the second half of 2009.

The Master Trust is consolidated in the financial statements of PEMEX for each of the periods presented in accordance with consolidation principles detailed in FRS B-8 “Consolidated and Combined Financial Statements.” In accordance with U.S. GAAP, the Master Trust is a special purpose entity requiring consolidation in the financial statements, as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust

Security(1)	Primary Obligor	Guarantors	Principal Amount Outstanding
5.75% Notes due 2015	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $ 234,372

5.75% Guaranteed Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	2,483,988

6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,748,795

6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	491,175

7.375% Notes due 2014	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	362,995

8.00% Notes due 2011	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	182,174

8.625% Bonds due 2022	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	160,245

8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	106,507

9.125% Notes due 2010	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	552,855

9 1/4% Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	107,109

9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	219,217

(1)	The Master Trust was the original issuer of each of these series of securities. Petróleos Mexicanos assumed, as primary obligor, all payment obligations of the Master Trust under each of these series of securities in 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Table 2: Registered Debt Securities of Petróleos Mexicanos

Security	Issuer	Guarantors	Principal Amount Outstanding
8.00% Guaranteed Notes due 2019	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $1,936,686

9 1/4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	9,296

9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	102,149

The significant differences between Mexican FRS and U.S. GAAP, as they affect PEMEX, are described in Note 21. The following also presents the reconciliation of equity to U.S. GAAP as of December 31, 2009 and 2008, and the reconciliation of income to U.S. GAAP for each of the three years ended December 31, 2009, 2008 and 2007, for each of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries. For the year ended December 31, 2007, the following reconciliation to U.S. GAAP does not include the reversal of Mexican FRS inflation accounting adjustments. There were no Mexican FRS inflation accounting adjustments made for any other year.

Petróleos Mexicanos is the only PEMEX entity that is authorized to contract debt and has debt outstanding as of the date of this report, and all guaranteed debt is issued by Petróleos Mexicanos. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	104,548,429	Ps.	3,165	Ps.	5,657,607	Ps.	17,970,427	Ps.	—	Ps.	128,179,628
Accounts, notes receivable and other, net, and derivative financial instruments		31,253,252		20,312,865		71,128,593		61,919,272		—		184,613,982
Accounts receivable—inter-company		622,039,380		4,875,056		2,573,087,093		87,951,861		(3,287,953,390)		—
Inventories, net		316,574		—		17,579,532		19,006,974		—		36,903,080

Total current assets		758,157,635		25,191,086		2,667,452,825		186,848,534		(3,287,953,390)		349,696,690
Long-term receivables—inter-company		510,944,603		—		1,073,828		—		(512,018,431)		—
Investments in shares		369,112,340		—		2,270,500		6,081,338		(367,701,777)		9,762,401
Wells, pipelines, properties, plant and equipment, net		8,352,922		—		940,602,475		18,636,103		—		967,591,500
Other assets		1,958,441		—		1,841,991		1,186,156		—		4,986,588

Total assets	Ps.	1,648,525,941	Ps.	25,191,086	Ps.	3,613,241,619	Ps.	212,752,131	Ps.	(4,167,673,598)	Ps.	1,332,037,179

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	89,924,208	Ps.	—	Ps.	5,651,911	Ps.	7,024,205	Ps.	—	Ps.	102,600,324
Accounts payable—inter-company		1,032,339,372		24,628,664		2,181,751,366		38,680,340		(3,277,399,742)		—
Other current liabilities		5,124,497		562,422		97,759,623		36,913,526		—		140,360,068

Total current liabilities		1,127,388,077		25,191,086		2,285,162,900		82,618,071		(3,277,399,742)		242,960,392
Long-term debt		508,915,525		—		11,462,993		8,879,916		—		529,258,434
Long-term payables—inter-company		1,140,937		—		517,918,264		3,513,700		(522,572,901)		—
Reserve for employee benefits, dismantlement and abandonment activities, sundry creditors and others		79,299,080		—		487,925,068		59,434,225		—		626,658,373

Total liabilities		1,716,743,619		25,191,086		3,302,469,225		154,445,912		(3,799,972,643)		1,398,877,199
EQUITY		(68,217,678)		—		310,772,394		58,306,219		(367,700,955)		(66,840,020)

Total liabilities and equity	Ps.	1,648,525,941	Ps.	25,191,086	Ps.	3,613,241,619	Ps.	212,752,131	Ps.	(4,167,673,598)	Ps.	1,332,037,179

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

For the year ended December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican FRS	Ps.	(68,217,678)	Ps.	—	Ps.	310,772,394	Ps.	58,306,219	Ps.	(367,700,955)	Ps.	(66,840,020)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		10,336,866		—		—		10,336,866
Employee benefits		4,250,791		—		12,249,909		(620,221)		—		15,880,479
Effect in equity of employee benefits		(72,363,418)		—		(250,137,643)		(33,371,948)		—		(355,873,009)
Accrued vacations		(147,204)		—		(710,031)		(77,110)		—		(934,345)
Fixed asset adjustments:
Capitalized gains of derivative financial instruments, net		—		—		1,452,993		—		—		1,452,993
Capitalization of interests, net		84,806		—		(2,903,651)		1,220,578		—		(1,598,267)
Impairment, net		—		—		(17,412,879)		(3,535,946)		—		(20,948,825)
Derivative financial instruments		(69,716)		—		(3,588,470)		(1,315,695)		—		(4,973,881)
Deferred income taxes		—		—		338,795		—		—		338,795
Investments in subsidiaries		(288,074,453)		—		—		—		288,074,453		—

Total U.S. GAAP adjustments, net		(356,319,194)		—		(250,374,111)		(37,700,342)		288,074,453		(356,319,194)

(Deficit) equity under U.S. GAAP	Ps.	(424,536,872)	Ps.	—	Ps.	60,398,283	Ps.	20,605,877	Ps.	(79,626,502)	Ps.	(423,159,214)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2008

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	79,562,686	Ps.	4,159,407	Ps.	5,219,508	Ps.	25,282,794	Ps.	—	Ps.	114,224,395
Accounts, notes receivable and other, net, and derivative financial instruments		126,440,537		3,883,026		18,212,375		36,059,897		—		184,595,835
Accounts receivable—inter-company		121,694,642		108,953,256		1,007,690,287		101,532,068		(1,339,870,253)		—
Inventories, net		323,129		27,968		52,245,577		12,874,903		—		65,471,577

Total current assets		328,020,994		117,023,657		1,083,367,747		175,749,662		(1,339,870,253)		364,291,807
Long-term receivables—inter-company		908,021,951		717,068,556		15,959,854		104,335,459		(1,745,385,820)		—
Investments in shares		343,993,068		—		2,226,663		7,612,274		(342,654,821)		11,177,184
Other investments		396,662,845		—		—		—		(396,662,845)		—
Wells, pipelines, properties, plant and equipment, net		8,514,200		—		822,345,446		17,176,892		(2,974,533)		845,062,005
Other assets		890,827		1,717,073		2,342,150		11,356,358		—		16,306,408

Total assets	Ps.	1,986,103,885	Ps.	835,809,286	Ps.	1,926,241,860	Ps.	316,230,645	Ps.	(3,827,548,272)	Ps.	1,236,837,404

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	1,671,723	Ps.	64,820,089	Ps.	596,404	Ps.	24,135,663	Ps.	—	Ps.	91,223,879
Accounts payable—inter-company		973,154,149		14,171,126		263,036,183		13,095,977		(1,263,457,435)		—
Other current liabilities		7,233,211		16,250,489		28,608,834		32,648,173		—		84,740,707

Total current liabilities		982,059,083		95,241,704		292,241,421		69,879,813		(1,263,457,435)		175,964,586
Long-term debt		9,972,883		375,691,214		15,901,391		93,921,137		—		495,486,625
Long-term payables—inter-company		896,346,625		366,453,591		909,931,380		45,719,168		(2,218,450,764)		—
Reserve for employee benefits, dismantlement and abandonment activities, sundry creditors and others		67,276,852		239,494		418,282,045		52,702,368		—		538,500,759

Total liabilities		1,955,655,443		837,626,003		1,636,356,237		262,222,486		(3,481,908,199)		1,209,951,970
EQUITY		30,448,442		(1,816,717)		289,885,623		54,008,159		(345,640,073)		26,885,434

Total liabilities and equity	Ps.	1,986,103,885	Ps.	835,809,286	Ps.	1,926,241,860	Ps.	316,230,645	Ps.	(3,827,548,272)	Ps.	1,236,837,404

(1)	As of December 31, 2008, Petróleos Mexicanos was the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION U.S. GAAP RECONCILIATION OF EQUITY For the year ended December 31, 2008

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican FRS	Ps.	30,448,442	Ps.	(1,816,717)	Ps.	289,885,623	Ps.	54,008,159	Ps.	(345,640,073)	Ps.	26,885,434
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		11,352,955		—		—		11,352,955
Employee benefits		(1,275,975)		—		(9,184,682)		(1,495,036)		—		(11,955,693)
Effect in equity of employee benefits		(16,953,428)		—		(97,607,816)		(11,621,504)		—		(126,182,748)
Accrued vacations		(109,576)		—		(591,363)		(78,002)		—		(778,941)
Fixed asset adjustments:
Capitalized gains of derivative financial instruments, net		—		—		1,563,579		—		—		1,563,579
Capitalization of interest, net		62,897		—		(5,188,079)		825,541		—		(4,299,641)
Impairment, net		—		—		(19,679,476)		(3,683,277)		—		(23,362,753)
Derivative financial instruments		2,761,533		—		(17,949,631)		—		—		(15,188,098)
Available-for-sale investment securities		—		—		—		(2,156,104)		—		(2,156,104)
Deferred income taxes		—		—		292,781		—		—		292,781
Reclassification of Pemex Finance equity to non-controlling interest		—		—		—		(1,590,284)		—		(1,590,284)
Investments in subsidiaries(2)		(156,790,398)		—		—		—		156,790,398		—

Total U.S. GAAP adjustments, net		(172,304,947)		—		(136,991,732)		(19,798,666)		156,790,398		(172,304,947)

(Deficit) equity under U.S. GAAP	Ps.	(141,856,505)	Ps.	(1,816,717)	Ps.	152,893,891	Ps.	34,209,493	Ps.	(188,849,675)	Ps.	(145,419,513)

(1)	As of December 31, 2008, Petróleos Mexicanos was the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.
(2)	Reflects adjustment to investment balances of subsidiaries as a result of applying U.S. GAAP adjustments of such subsidiaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	40,548,192	Ps.	—	Ps.	1,526,860,821	Ps.	753,404,622	Ps.	(1,236,183,820)	Ps.	1,084,629,815
Services income		29,243		—		3,374,203		2,739,627		(851,557)		5,291,516

Total sales revenues		40,577,435		—		1,530,235,024		756,144,249		(1,237,035,377)		1,089,921,331
Costs of sales		191,627		—		1,000,833,618		755,717,894		(1,195,608,184)		561,134,955

Gross income		40,385,808		—		529,401,406		426,355		(41,427,193)		528,786,376

General expenses:
Transportation and distribution expenses		—		—		31,224,679		1,101,889		(470,371)		31,856,197
Administrative expenses		40,294,179		—		56,416,244		12,426,117		(40,483,737)		68,652,803

Total general expenses		40,294,179		—		87,640,923		13,528,006		(40,954,108)		100,509,000

Operating income		91,629				441,760,483		(13,101,651)		(473,085)		428,277,376
Other (expenses) revenues, net		(322,582)		(4,383)		37,816,306		2,317,997		485,680		40,293,018
Comprehensive financing result (cost) income		9,837,377		4,383		(25,186,611)		36,984		—		(15,307,867)
Equity participation in subsidiaries		(102,142,599)		—		—		(1,363,510)		102,214,622		(1,291,487)
Capitalization of Master Trust operations and others		—		—		—		—		—		—

(Loss) income before taxes and duties		(92,536,175)		—		454,390,178		(12,110,180)		102,227,217		451,971,040

Taxes and duties		1,965,559		—		542,599,013		2,068,486		—		546,633,058

Net (loss) income for the year	Ps.	(94,501,734)	Ps.	—	Ps.	(88,208,835)	Ps.	(14,178,666)	Ps.	102,227,217	Ps.	(94,662,018)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(94,501,734)	Ps.	—	Ps.	(88,208,835)	Ps.	(14,178,666)	Ps.	102,227,217	Ps.	(94,662,018)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,016,089)		—		—		(1,016,089)
Employee benefits		2,574,775		—		20,288,904		4,972,493		—		27,836,172
Accrued vacations		(32,918)		—		(113,079)		(9,407)		—		(155,404)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net		—		—		(110,586)		—		—		(110,586)
Capitalization of interest, net		21,910		—		2,284,427		395,037		—		2,701,374
Impairment, net		—		—		2,266,597		147,331		—		2,413,928
Derivative financial instruments		(2,831,249)		—		14,361,161		(1,315,695)		—		10,214,217
Deferred income taxes		—		—		46,014		—		—		46,014
Reclassification of Pemex Finance net income to non-controlling interest		—		—		—		160,285		—		160,285
Investments in subsidiaries		42,357,393		—		—		—		(42,357,393)		—

Total U.S. GAAP adjustments, net		42,089,911		—		38,007,349		4,350,044		(42,357,393)		42,089,911

Net (loss) income for the year	Ps.	(52,411,823)	Ps.	—	Ps.	(50,201,486)	Ps.	(9,828,622)	Ps.	59,869,824	Ps.	(52,572,107)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2008

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	36,949,272	Ps.	—	Ps.	1,953,005,768	Ps.	1,017,569,139	Ps.	(1,683,351,815)	Ps.	1,324,172,364
Services income		25,653		—				5,513,929		(761,994)		4,777,588

Total sales revenues		36,974,925		—		1,953,005,768		1,023,083,068		(1,684,113,809)		1,328,949,952
Costs of sales		235,970		—		1,278,045,885		1,022,932,053		(1,647,181,449)		654,032,459

Gross income		36,738,955		—		674,959,883		151,015		(36,932,360)		674,917,493

General expenses:
Transportation and distribution expenses		—		—		32,110,242		1,851,653		—		33,961,895
Administrative expenses		39,478,175		49,226		55,732,538		11,570,510		(36,986,300)		69,844,149

Total general expenses		39,478,175		49,226		87,842,780		13,422,163		(36,986,300)		103,806,044

Operating income		(2,739,220)		(49,226)		587,117,103		(13,271,148)		53,940		571,111,449
Other (expenses) revenues, net		(1,810,567)				197,968,275		(1,586,549)		3,419,681		197,990,840
Comprehensive financing result (cost) income		4,306,306		(18,076,743)		(110,019,797)		796,884		15,481,634		(107,511,716)
Equity participation in subsidiaries		(109,729,141)		—		—		(2,032,201)		109,796,129		(1,965,213)
Capitalization of Master Trust operations and others		—		18,125,969		—		2,543,988		(20,669,957)		—

(Loss) income before taxes and duties		(109,972,622)		—		675,065,581		(13,549,026)		108,081,427		659,625,360

Taxes and duties		—		—		768,803,043		2,898,761		—		771,701,804

Net (loss) income for the year	Ps.	(109,972,622)	Ps.	—	Ps.	(93,737,462)	Ps.	(16,447,787)	Ps.	108,081,427	Ps.	(112,076,444)

(1)	As of the December 31, 2008, Petróleos Mexicanos was the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION U.S. GAAP RECONCILIATION OF INCOME For the year ended December 31, 2008

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(109,972,622)	Ps.		Ps.	(93,737,462)	Ps.	(16,447,787)	Ps.	108,081,427	Ps.	(112,076,444)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,165,465)		—		—		(1,165,465)
Employee benefits		3,732,226		—		21,487,950		2,558,425		—		27,778,601
Accrued vacations		(21,377)		—		(107,558)		(13,914)		—		(142,849)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net		—		—		(1,320,395)		—		—		(1,320,395)
Capitalization of interest, net		16,862		—		159,788		306,316		—		482,966
Impairment, net		—		—		2,936,353		265,140		—		3,201,493
Derivative financial instruments		2,761,533		—		(17,949,631)		—		—		(15,188,098)
Profit in inventory		—		—		26,755,771		—		—		26,755,771
Available-for-sale investment securities		—		—		—		3,780,783		—		3,780,783
Deferred income taxes		—		—		(12,622)		—		—		(12,622)
Reclassification of Pemex Finance net income to non-controlling interest		—		—		—		140,652		—		140,652
Investments in subsidiaries		37,821,593		—		—		—		(37,821,593)		—

Total U.S. GAAP adjustments		44,310,837		—		30,784,191		7,037,402		(37,821,593)		44,310,837

Net (loss) income for the year	Ps.	(65,661,785)	Ps.	—	Ps.	(62,953,271)	Ps.	(9,410,385)	Ps.	70,259,834	Ps.	(67,765,607)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and the primary obligor on the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2007

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	34,453,424	Ps.	—	Ps.	1,607,811,952	Ps.	814,111,011	Ps.	(1,321,401,568)	Ps.	1,134,974,819
Services income		27,491		—		3,221,190		1,852,541		(819,423)		4,281,799

Total sales revenues		34,480,915		—		1,611,033,142		815,963,552		(1,322,220,991)		1,139,256,618
Costs of sales		235,627		—		932,208,069		815,588,389		(1,287,366,343)		460,665,742

Gross income		34,245,288		—		678,825,073		375,163		(34,854,648)		678,590,876

General expenses:
Transportation and distribution expenses		—		—		23,561,036		1,237,503		—		24,798,539
Administrative expenses		32,982,205		25,934		51,611,895		8,684,722		(33,164,291)		60,140,465

Total general expenses		32,982,205		25,934		75,172,931		9,922,225		(33,164,291)		84,939,004

Operating income		1,263,083		(25,934)		603,652,142		(9,547,062)		(1,690,357)		593,651,872
Other (expenses) revenues, net		(321,083)		—		78,807,284		(6,439,786)		7,751,405		79,797,820
Comprehensive financing result (cost) income		10,119,811		(25,786,670)		(30,254,918)		(4,995,428)		30,870,618		(20,046,587)
Equity participation in subsidiaries		(29,969,811)		—		—		12,842,972		22,671,893		5,545,054
Capitalization of Master Trust operations and others		—		25,812,604		—		3,810,272		(29,622,876)		—

(Loss) income before taxes and duties		(18,908,000)		—		652,204,508		(4,329,032)		29,980,683		658,948,159
Taxes and duties		662,486		—		672,933,568		3,659,674		—		677,255,728

Net (loss) income for the year	Ps.	(19,570,486)	Ps.	—	Ps.	(20,729,060)	Ps.	(7,988,706)	Ps.	29,980,683	Ps.	(18,307,569)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and the primary obligor on the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2007

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(19,570,486)	Ps.	—	Ps.	(20,729,060)	Ps.	(7,988,706)	Ps.	29,980,683	Ps.	(18,307,569)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,370,873)		—		—		(1,370,873)
Employee benefits		909,796		—		4,849,598		594,599		—		6,353,993
Accrued vacation		(6,659)		—		(34,623)		(4,527)		—		(45,809)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net		—		—		(177,334)		—		—		(177,334)
Capitalization of interest, net		12,871		—		3,259,826		237,263		—		3,509,960
Impairment, net		—		—		3,149,798		194,719		—		3,344,517
Depreciation convention		17,692		—		736,700		28,752		—		783,144
Derivative financial instruments		(613)		—		(8,146,456)		(2,637)		—		(8,149,706)
Profit in inventory		—		—		(18,919,219)		—		—		(18,919,219)
Available-for-sale investment securities		246,258		—		—		—		—		246,258
Deferred income taxes		—		—		(62,488)		—		—		(62,488)
Effect of inflation accounting on U.S. GAAP adjustment		140,863		—		16,163		2,113		—		159,139
Reclassification of Pemex Finance net income to non-controlling interest		—		—		—		(6,089)		—		(6,089)
Investments in subsidiaries		(15,654,715)		—		—		—		15,654,715		—

Total U.S. GAAP adjustments		(14,334,507)		—		(16,698,908)		1,044,193		15,654,715		(14,334,507)

Net (loss) income for the year	Ps.	(33,904,993)	Ps.	—	Ps.	(37,427,968)	Ps.	(6,944,513)	Ps.	45,635,398	Ps.	(32,642,076)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and the primary obligor on the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS(1)

For the year ended December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating activities:
Net (loss) income for the year	Ps.	(87,514,228)	Ps.	1,317,097	Ps.	457,589,347	Ps.	(15,191,129)	Ps.	102,227,215	Ps.	458,428,302
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		673,638		—		75,074,340		1,142,709		—		76,890,687
Reserve for employee benefits		17,115,666		—		78,383,382		10,152,843		—		105,651,891
Impairment of fixed assets		—		—		1,731,229		—		—		1,731,229
Foreign exchange loss		(11,911,397)		—		—		(1,622,079)		—		(13,533,476)
Profit sharing in subsidiaries		102,155,193		—		—		1,363,510		(102,227,216)		1,291,487
Accrued interest		1,305,465		—		—		—		—		1,305,465
Deferred income taxes		—		—		37,761		(144,619)		—		(106,858)
Unsuccessful wells		—		—		13,934,521		—		—		13,934,521
Changes in operating assets and liabilities
Accounts and notes receivable		93,609,271		(18,381,531)		(49,357,738)		(31,032,960)		—		(5,162,958)
Inter-company changes and deductions		66,878,071		10,214,034		642,848,687		51,339,927		(771,280,719)		—
Inventories		6,556		27,967		34,666,045		(6,132,071)		—		28,568,497
Other assets		(1,067,615)		1,717,073		500,159		10,170,203		—		11,319,820
Pensions, seniority premiums and other post-retirement benefits		(5,293,205)		—		(17,633,798)		(1,607,497)		—		(24,534,500)
Accounts payable and accrued liabilities		(7,300,494)		(13,476,249)		(471,350,196)		9,480,755		—		(482,646,184)

Cash flows provided by (used in) operating activities		168,656,921		(18,581,609)		766,423,739		27,919,592		(771,280,720)		173,137,923
Investing activities:
Increase in fixed assets, net		(393,883)		—		(208,995,713)		(2,601,918)		(2,974,534)		(214,966,048)
Inter-company decrease (increase) in investments		711,507,677		826,019,534		(263,290,104)		15,295,512		(1,289,532,619)		—
Investments in subsidiaries		(15,055,950)		—		(263,610)		896,901		14,422,659		—

Cash flows provided by (used in) investing activities		696,057,844		826,019,534		(472,549,427)		13,590,495		(1,278,084,494)		(214,966,048)
Financing activities:
Proceeds from long-term financing		107,404,498		—		3,252,683		—		—		110,657,181
Financing payments		(46,285,340)		—		(2,635,574)		(6,420,119)		—		(55,341,033)
Inter-company (decrease) increase in financing		(900,820,678)		(811,594,167)		(309,629,833)		(42,402,631)		2,064,447,309		—
Increase in equity		(27,502)		—		494,416		296		—		467,210
Increase in equity from inter-company contribution		—		—		15,082,095		—		(15,082,095)		—

Cash flows provided by financing activities		(839,729,022)		(811,594,167)		(293,436,213)		(48,822,454)		2,049,365,214		55,783,358
Increase (decrease) in cash and cash equivalents		24,985,743		(4,156,242)		438,099		(7,312,367)		—		13,955,233
Cash and cash equivalents, beginning of period		79,562,686		4,159,407		5,219,508		25,282,794		—		114,224,395

Cash and cash equivalents, end of period	Ps.	104,548,429	Ps.	3,165	Ps.	5,657,607	Ps.	17,970,427	Ps.	—	Ps.	128,179,628

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS(1)

For the year ended December 31, 2008

	Petróleos Mexicanos(2)		Master Trust(2)		Subsidiary Guarantors(2)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating activities
Net (loss) income for the year	Ps.	(108,830,303)	Ps.	—	Ps.	555,029,096	Ps.	(17,981,376)	Ps.	108,081,426	Ps.	536,298,843
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		604,304		—		88,142,297		1,093,894		—		89,840,495
Reserve for employee benefits		17,695,039		—		85,597,049		9,351,589		—		112,643,677
Impairment		—		—		—		107,203		—		107,203
Foreign exchange loss		1,929,370		91,742,720		—		—		—		93,672,090
Accrued interest		(1,437,917)		2,529,181		—		(3,891,854)		—		(2,800,590)
Profit sharing in subsidiaries		109,729,782		—		—		2,032,201		(109,796,770)		1,965,213
Deferred income taxes		—		—		129,284		(403,264)		—		(273,980)
Changes in operating assets and liabilities
Accounts and notes receivable		(107,229,232)		(1,816,588)		68,092,355		27,401,102		—		(13,552,363)
Inter-company changes and deductions		185,888,136		8,154,310		120,304,581		(14,182,233)		(300,164,794)		—
Inventories		(9,846)		(27,967)		25,336,727		2,372,646		—		27,671,560
Other assets		63,393		(1,717,074)		(1,532,437)		(10,318,114)		—		(13,504,232)
Accounts payable and accrued liabilities		(2,824,013)		2,832,726		(770,084,931)		(6,336,478)		—		(776,412,696)
Employee benefits contributions and payments		(5,152,136)		—		(14,892,646)		(1,948,250)		—		(21,993,032)

Cash flows provided by (used in) operating activities		90,426,577		101,697,308		156,121,375		(12,702,934)		(301,880,138)		33,662,188
Investing activities:
Increase in fixed assets, net		(657,439)		—		(140,462,264)		(1,941,868)		2,287,715		(140,773,856)
Inter-company (increase) decrease in investments		(439,825,429)		(282,658,700)		(287,321,323)		(9,125,392)		1,018,930,844		—
Increase in (deduction from) equity		—		—		2,283,893		—		(2,283,893)		—
Investments in subsidiaries		1,046,247		—		(882,786)		1,456,813		(1,064,792)		555,482

Cash flows (used in) provided by investing activities		(439,436,621)		(282,658,700)		(426,382,480)		(9,610,447)		1,017,869,874		(140,218,374)

Financing activities:
Proceeds from long-term financing		79,943,290		42,042,620		8,999,400		15,948,278		—		146,933,588
Financing payments		(84,069,340)		(47,880,810)		—		(657,559)		—		(132,607,709)
Inter-company increase (decrease) in financing		275,867,190		171,757,085		262,796,898		5,568,563		(715,989,736)		—
Increase in equity		35,445,242		—		11,506		714		—		35,457,462

Cash flows provided by (used in) financing activities		307,186,382		165,918,895		271,807,804		20,859,996		(715,989,736)		49,783,341

(Decrease) increase in cash and cash equivalents		(41,823,662)		(15,042,497)		1,546,699		(1,453,385)		—		(56,772,845)
Cash and cash equivalents, beginning of period		121,386,348		19,201,904		3,672,809		26,736,179		—		170,997,240

Cash and cash equivalents, end of period	Ps.	79,562,686	Ps.	4,159,407	Ps.	5,219,508	Ps.	25,282,794	Ps.	—	Ps.	114,224,395

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.
(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and the primary obligor on the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS(1)

For the year ended December 31, 2007

	Petróleos Mexicanos(2)		Master Trust(2)		Subsidiary Guarantors(2)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating activities:
Net (loss) income for the year	Ps.	(19,570,485)	Ps.	—	Ps.	(20,729,059)	Ps.	(7,988,708)	Ps.	29,980,683	Ps.	(18,307,569)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		639,866		—		70,860,006		1,091,846		—		72,591,718
Reserve for employee benefits		12,742,593		—		64,195,411		8,368,862		—		85,306,866
Loss on disposal of fixed assets		33,101		—		9,752,826		265,512		—		10,051,439
Allowance for uncollectible trade accounts		(111)		—		(1,039,524)		(46,722)		—		(1,086,357)
Allowance for decline in the value of inventory		(46,625)		—		(94,928)		(45,151)		—		(186,704)
Foreign exchange loss		658,970		3,668,150		—		(8,656)		—		4,318,464
Accrued interest		(338,113)		4,193,183		24,426		727,893		—		4,607,389
Profit sharing in subsidiaries		29,980,683		—		—		(5,533,058)		(29,980,683)		(5,533,058)
Gain from monetary position		(11,040,864)		—		(3,469,158)		1,643,735		—		(12,866,287)
Deferred income taxes		—		—		1,867,292		27,414		—		1,894,706
Changes in operating assets and liabilities
Accounts and notes receivable		21,799,646		1,315,383		(35,391,122)		(13,975,332)		—		(26,251,425)
Inter-company changes and deductions		372,417,508		2,375,374		(230,977,862)		17,875,996		(161,691,016)		—
Inventories		155,330		7,654		(10,154,825)		(4,659,156)		—		(14,650,997)
Other assets		281,816		—		288,350		649,381		—		1,219,547
Accounts payable and accrued liabilities		(668,839)		1,307,046		96,944,710		8,870,377		—		106,453,294
Employee benefits contributions and payments		(4,951,499)		—		(21,412,162)		(1,353,883)		—		(27,717,544)

Cash flows provided by (used in) operating activities		402,092,977		12,866,790		(79,335,619)		5,910,350		(161,691,016)		179,843,482
Investing activities:
Increase in fixed assets, net		(331,786)		—		(131,384,646)		(986,862)		—		(132,703,294)
Inter-company (increase) decrease in investments		(187,467,741)		(113,704,714)		161,051,930		(5,397,631)		145,518,156		—
Investments in subsidiaries		(3,297,964)		—		771,494		3,283,315		889,766		1,646,611

Cash flows (used in) provided by investing activities		(191,097,491)		(113,704,714)		30,438,778		(3,101,178)		146,407,922		(131,056,683)
Financing activities:
Proceeds from long-term financing		51,509,770		59,731,700		6,316,360		—		—		117,557,830
Financing payments		(64,163,753)		(106,625,310)		(1,316,313)		(22,823,340)		—		(194,928,716)
Inter-company (decrease) increase in financing		(216,111,281)		145,073,451		44,700,132		10,163,426		16,174,272		—
Increase in equity		11,160,824		—		—		—		—		11,160,824
Minimum guaranteed dividends paid to the Mexican Government		(263,329)		—		—		891,178		(891,178)		(263,329)

Cash flows (used in) provided by financing activities		(217,867,769)		98,179,841		49,700,179		(11,768,736)		15,283,094		(66,473,391)

Effects of inflation on cash and cash equivalents		(4,821,242)		(821,717)		(107,863)		(1,341,803)		—		(7,092,625)

(Decrease) increase in cash and cash equivalents		(11,693,525)		(3,479,800)		695,475		(10,301,367)		—		(24,779,217)
Cash and cash equivalents, beginning of period		133,079,873		22,681,704		2,977,334		37,037,546		—		195,776,457

Cash and cash equivalents, end of period	Ps.	121,386,348	Ps.	19,201,904	Ps.	3,672,809	Ps.	26,736,179	Ps.	—	Ps.	170,997,240

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.
(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and the primary obligor on the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 23—SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES (UNAUDITED):

Effective January 1, 2010, certain of the SEC’s rules have been revised in order to modernize the reporting requirements applicable to companies such as PEMEX in respect of oil and other hydrocarbon reserves. The most significant of these revisions include the following:

•

Crude oil prices. Evaluation of the economic producibility of reserves and discounted cash flows must each now be based on a 12-month average crude oil price that is calculated by using the price on the first day of each month during the period, unless contractual arrangements designate a different price to be used.

•

Proved undeveloped reserves. Reserves may now be classified as proved undeveloped reserves if: (1) there is a high degree of confidence that the relevant quantities of such reserves will be recovered; and (2) the related drilling is scheduled to begin within the next five years, unless the specific circumstances justify a longer time.

•

Reserves estimation using new technologies. Reserves may now be estimated through the use of reliable advanced technologies in addition to those, such as flow tests and production history, previously recognized by the SEC.

•

Reserves estimation personnel and process. Additional disclosure is now required regarding the qualifications of those who oversee a company’s reserves estimation process. A general discussion is also now required of the internal controls used to assure the objectivity of reserves estimates.

•	Non-Traditional Resources. The definition of “oil and gas producing activities” has been expanded, and now focuses on the marketable product, rather than on the method of extraction.

There has been no material change in Mexico’s proved reserves as a result of the application of these revised SEC rules.

During 2009, PEMEX did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of its reserves estimation efforts, since 1996 PEMEX has undertaken the internal certification of its estimates of Mexico’s reserves as follows. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (each of these units consisting of a series of projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request from the Gerencia de Reservas de Hidrocarburos y Proyectos de Explotación (the Hydrocarbons Reserves and Exploitation Projects Management Office), the central hydrocarbon reserves management body of Pemex-Exploration and Production, the review and certification of such valuations and the booking of the related reserves. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves that are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Exploitation Projects Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX’s reserves estimation process are experienced in: reservoir numerical simulation; wells drilling and completion; Pressure, Volume and Temperature (“PVT”) analysis; NODALTM (an analytical tool used in forecasting the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of these personnel have been previously certified by the Mexican Ministry of Education, most have earned master’s degrees in areas of study such as Petroleum Engineering, Geology and Geophysical Engineering, and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2009: Netherland, Sewell International, S. de R.L. de C.V. (“Netherland Sewell”); DeGolyer and MacNaughton (“D&M”); and Ryder Scott Company, L.P. (“Ryder Scott,” and, together with Netherland Sewell and D&M, the “Independent Engineering Firms”). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.4% of Mexico’s reserves. The remaining 0.6% of reserves consisted of (a) reserves that are in the process of review but have not yet been certified, and (b) reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region, and Ryder Scott reviewed the reserves in the Northern region. In addition, Ryder Scott reviewed a portion of Mexico’s reserves located in areas in which third parties provide services to Pemex-Exploration and Production through the FPWC program. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves, which is in turn certified by an engineering firm hired by such party. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex-Exploration and Production’s reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that Pemex-Exploration and Production furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles.

All questions that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that the estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended, are consistent with international reserves reporting practice, and are in accordance with the oil and gas reserves disclosure provisions of Topic 932.

The following tables provide supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with Topic 932 and ASU 2010-03.

All exploration and production activities of Pemex-Exploration and Production are conducted in Mexico.

The supplemental data presented herein reflect information for all of Pemex-Exploration and Production’s oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2009		2008		2007
Proved properties	Ps.	1,247,025,452	Ps.	1,081,337,487	Ps.	954,798,041
Construction in progress		49,511,782		37,822,349		50,804,000
Accumulated depreciation and amortization		(581,259,886)		(512,424,965)		(405,777,786)

Net capitalized costs	Ps.	715,277,348	Ps.	606,734,871	Ps.	599,824,255

Costs incurred for oil and gas property exploration and development activities (unaudited):

	Year Ended December 31,
	2009		2008		2007
Exploration	Ps.	30,914,261	Ps.	24,719,146	Ps.	15,133,406
Development		151,478,371		104,104,379		100,790,721

Total costs incurred	Ps.	182,392,632	Ps.	128,823,525	Ps.	115,924,127

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 10,120,991, Ps. 7,981,592 and Ps. 4,975,089 for 2009, 2008 and 2007, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Results of operations for oil and gas producing activities (unaudited):

	Year Ended December 31,
	2009		2008		2007
Revenues from sale of oil and gas	Ps.	828,658,256	Ps.	1,137,751,792	Ps.	912,229,890

Hydrocarbon duties		537,911,164		761,217,168		663,069,892
Production costs (excluding taxes)		95,396,773		92,341,192		75,599,890
Other costs and expenses		37,263,816		52,409,969		24,200,433
Exploration expenses		25,245,456		15,985,223		12,091,154
Depreciation, depletion, amortization and accretion		61,869,294		71,041,715		56,843,298

		757,686,503		992,995,267		831,804,667

Results of operations for oil and gas producing activities	Ps.	70,971,753	Ps.	144,756,525	Ps.	80,425,223

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Crude oil and natural gas reserves:

A. Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars as of December 31 (excluding production taxes) for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Weighted average sales price per barrel of oil equivalent (“boe”)(1)	U.S. $46.64	U.S. $35.76	U.S. $69.49
Crude oil, per barrel	$55.41	$34.64	$83.43
Natural gas, per thousand cubic feet	$ 4.06	$ 6.26	$ 6.59

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

B. Crude oil and natural gas reserves (unaudited)

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Petrochemicals do not own these reserves but have the exclusive rights to extract them and to market the resulting products. The exploration and development activities of Petróleos Mexicanos and the Subsidiary Entities are limited to those reserves that are located in Mexico. As discussed in Note 18, a new fiscal regime, the Federal Duties Law, became applicable to PEMEX, effective on January 1, 2006, and was subsequently modified in October 2007, November 2008 and November 2009.

Taxes for 2009 were calculated pursuant to the Federal Duties Law effective as amended on November 13, 2008, which is described in Note 18. For 2010 and future years, the Federal Duties Law includes the following duties:

•

Ordinary Hydrocarbons Duty—A variable rate of 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012-2034 is applied as a function of the crude oil and gas prices as of December 31. The base for calculating this duty is the value of total crude oil and natural gas production during the year minus certain allowed deductions (depreciation, costs, expenses and applicable duties). The deductions allowed may not exceed the value obtained by multiplying the produced volume for a particular year times the price of U.S. $6.50 per barrel of oil equivalent for crude oil and associated natural gas, and U.S. $2.70 per thousand cubic feet of non-associated natural gas, respectively.

•

Hydrocarbons Duty for the Stabilization Fund—A rate between 1% and 10% is applied to the value of crude oil production when the weighted average price of the crude oil for export for a year exceeds U.S. $22.00 to U.S. $31.00 per barrel.

•	Duty for Scientific and Technological Research on Energy—A rate of 0.65% in 2010-2034 is applied to the value of crude oil and natural gas production during the year.

•	Duty for Oil Monitoring—A rate of 0.003% is applied to the value of total crude oil and natural gas production during the year.

•

Extraordinary Duty on Crude Oil Exports—A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price times; and (ii) the annual export volume. The budgeted crude oil price

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

for 2009 was U.S. $70.00 per barrel and for 2010 is U.S. $59.00 per barrel. This duty is credited against the Hydrocarbons Duty for the Stabilization Fund. The income from this duty is directed to the states of Mexico via the Income of the Federative Entities Stabilization Fund.

•

Extraction of Hydrocarbons Duty—From 2010-2034, a rate of 15% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

•

Special Hydrocarbons Duty—A rate ranging from 30% to 36% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico, minus certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions), which may not exceed the cost limit established in article 257 of the Federal Duties Law.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff, using the year-end crude oil and natural gas prices to calculate its reserves estimates, and reviewed by a central group within Pemex-Exploration and Production to ensure consistency.

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

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 1.5% in 2009, from 11,865 million barrels of oil equivalent as of December 31, 2008 to 11,691 million barrels of oil equivalent as of December 31, 2009.

Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.2% in 2009, from 8,618 million barrels of oil equivalent as of December 31, 2008 to 8,167 million barrels of oil equivalent as of December 31, 2009.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 5.8% in 2009, from 12,702 billion cubic feet at December 31, 2008 to 11,966 billion cubic feet at December 31, 2009. Mexico’s proved developed dry gas reserves decreased by 7.6% in 2009, from 8,206 billion cubic feet at December 31, 2008 to 7,586 billion cubic feet at December 31, 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2009	2008	2007
	(in millions of barrels)
Proved developed and undeveloped reserves
As of January 1	11,865	12,187	12,849
Revisions(2)	577	444	455
Extensions and discoveries	311	370	150
Production	(1,062)	(1,135)	(1,268)

As of December 31	11,691	11,865	12,187

Proved developed reserves as of December 31	8,167	8,618	8,436

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.
(2)	Revisions include positive and negative changes due to new data gathered through drilling of wells and reservoir performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves(1)

	2009	2008	2007
	(in billions of cubic feet)
Proved developed and undeveloped reserves
As of January 1	12,702	13,162	13,856
Revisions(2)	504	730	879
Extensions and discoveries	404	454	171
Production(3)	(1,644)	(1,643)	(1,744)

As of December 31	11,966	12,702	13,162

Proved developed reserves as of December 31	7,586	8,206	8,163

Note: Numbers may not total due to rounding.

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
(2)	Revisions include positive and negative changes due to new data gathered through drilling of wells and reservoir performance.
(3)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

Based on reservoir performance, new information, and discoveries and production during 2009, proved reserves of crude oil, natural gas, condensates and liquefiable hydrocarbons for all regions as of December 31, 2009 were estimated to be 13,992.1 million barrels of oil equivalent, as compared to 14,307.7 million barrels of oil equivalent as of December 31, 2008.

C. Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2034. This measure is presented in accordance with Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas, as measured on the first day of the month during each of the 12 months of 2009. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already approved for 2010 to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on the new fiscal regime made applicable to Pemex-Exploration and Production by decree, effective January 1, 2010, and which reformed Chapter XII of the Federal Law of Hydrocarbon Duties.

The standardized measure provided below represents a comparative benchmark value rather than an estimate of expected future cash flows or fair market value of PEMEX’s production rights. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Accordingly, reserves estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Standardized measure of discounted future net cash flows as of December 31

	2009	2008	2007
	(in millions of dollars)
Future cash inflows	U.S. $ 591,730	U.S. $ 455,037	U.S. $ 945,566
Future production costs (excluding taxes)	(92,803)	(112,605)	(107,148)
Future development costs	(49,937)	(48,454)	(38,205)

Future cash flows before tax	448,991	293,978	800,213
Future production and excess gains taxes	(390,385)	(262,277)	(632,321)

Future net cash flows	58,606	31,700	167,892
Effect of discounting net cash flows by 10%	(28,404)	(19,611)	(78,074)

Standardized measure of discounted future net cash flows	U.S. $ 30,202	U.S. $ 12,089	U.S. $ 89,818

Note: Numbers may not total due to rounding.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Figures stated in thousands of Mexican pesos, except as noted)

To comply with Topic 932, the following table presents the aggregate standardized measure of changes for each year and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2009	2008	2007
	(in millions of dollars)
Sales of oil and gas produced, net of production costs	U.S. $ (52,079)	U.S. $ (90,877)	U.S. $ (74,299)
Net changes in prices and production costs	95,338	(243,245)	173,861
Extensions and discoveries	8,886	6,349	6,642
Development cost incurred during the year	11,209	9,354	8,951
Changes in estimated development costs	(12,012)	(15,045)	(14,634)
Reserves revisions and timing changes	21,711	2,640	29,947
Accretion of discount of pre-tax net cash flows	14,492	41,274	26,446
Net changes in production and excess gains taxes	(69,432)	211,821	(122,172)

Aggregate change in standardized measure of discounted future net cash flows	U.S. $ 18,113	U.S. $ (77,729)	U.S. $ 34,742

Standardized measure
As of January 1	12,089	89,818	55,076
As of December 31	30,202	12,089	89,818

Change	U.S. $ 18,113	U.S. $ (77,729)	U.S. $ 34,742

Note: Numbers may not total due to rounding.

In computing the amounts under each change factor, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.