Form 20-F/A
period 2009-12-31
MEXICAN PETROLEUM
filed 2011-03-08
CIK 932782

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

Yes ☐ No ☒

EXPLANATORY NOTE

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2009 (which we refer to as the 2009
Form 20-F) on June 29, 2010. This Amendment No. 1 to our 2009 Form 20-F (which we refer to as Amendment No. 1) is being filed solely to replace the third-party engineering report of Ryder Scott Company, L.P. (which we refer to as Ryder Scott) filed as Exhibit 10.2 with the 2009 Form 20-F. The revised report is filed herewith as Exhibit 10.2.

The changes in the revised report are summarized below:

•

Ryder Scott modified its reference to “generally accepted petroleum engineering and evaluation principles” in its report to instead refer to “generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE 2007 Standards.”

•	Ryder Scott deleted the language from the final paragraph of its report, which purported to limit reliance on the report.

This Amendment No. 1 consists of a cover page, this explanatory note, Item 19, Exhibit 10.2 and the signature pages and the required certifications of the chief executive officer and chief financial officer of Petróleos Mexicanos.

Except for the matters described above, this Amendment No. 1 does not modify or update disclosure in, or exhibits to, the 2009 Form 20-F.

Item 19. Exhibits.

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective November 29, 2008 (English translation) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) effective September 5, 2009 (English translation) (previously filed as Exhibit 1.2 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333 7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on
Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 (File
No. 0-99) and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges (previously filed as Exhibit 7.1 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3 of Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) filed on June 29, 2010.

10.1	Consent letter of Ryder Scott Company, L.P (previously filed as Exhibit 10.1 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

10.2	Report on Reserves Data by Ryder Scott Company, L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2009.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V. (previously filed as Exhibit 10.3 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2010 (previously filed as Exhibit 10.4 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

10.5	Consent letter of DeGolyer and MacNaughton (previously filed as Exhibit 10.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2010 (previously filed as Exhibit 10.6 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Juan José Suárez Coppel
	Name:	Juan José Suárez Coppel
	Title:	Director General/Chief Executive Officer

By:	/s/ Ignacio Quesada Morales
	Name:	Ignacio Quesada Morales
	Title:	Chief Financial Officer

Date: March 8, 2011