Form 20-F
period 2010-12-31
MEXICAN PETROLEUM
filed 2011-06-30
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2010

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329 Colonia Petróleos Mexicanos 11311 México D.F., México

(Address of principal executive offices)

Celina Torres Uribe

(5255) 1944 9700

ri@pemex.com

Avenida Marina Nacional No. 329

Torre Ejecutiva Piso 38 Colonia Petróleos Mexicanos

11311 México D.F., México

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Each Class

9.50% Global Guaranteed Bonds due 2027 9 1/4% Global Guaranteed Bonds due 2018 8.00% Notes due 2011 8.625% Bonds due 2022 7.375% Notes due 2014 5.75% Notes due 2015 5.75% Guaranteed Notes due 2018 9 1/4% Guaranteed Bonds due 2018 8.625% Guaranteed Bonds due 2023 9.50% Guaranteed Bonds due 2027 6.625% Guaranteed Bonds due 2035 6.625% Guaranteed Bonds due 2038 8.00% Guaranteed Notes due 2019

4.875% Notes due 2015

6.000% Notes due 2020

5.50% Notes due 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 12.3571 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP) instructed us to use on December 31, 2010. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

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

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the five years ended December 31, 2010 included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. and Ryder Scott Company, L.P. conducted reserves audits of our estimates of the proved hydrocarbon reserves of Mexico as of December 31, 2010 or January 1, 2011, as applicable, all reserves estimates involve some degree of uncertainty. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico” and “—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revision” for a description of the risks relating to reserves and reserves estimates.

CONSOLIDATED STRUCTURE OF PEMEX

Petróleos Mexicanos
Board of Directors
Director General
Corporate Operations Office
Corporate Finance Office
Corporate Management Office
General Counsel's Office
Corporate Information Technology and Business Processes Office
Pemex - Exploration and Production
100.00%
P.M.I. Marine, Ltd. (1)
Pemex - Gas and Basic Petrochemicals
100.00%
Mex Gas Internacional, Ltd. (2)
Pemex - Refining
Pemex - Petrochemicals
P.M.I. Comercio Internacional, S.A. de C.V.
98.33%
P.M.I. Holdings, B.V. (3)
100.00%
P.M.I. Holdings Petróleos España, S.L. (4)
100.00%
71.70%
P.M.I. Norteamérica, S.A. de C.V.
28.30%
55.55%
P.M.I. Services North America, Inc. (5)
44.45%
1.00%
P.M.I. Trading, Ltd. (1)
50.50%
48.50%
100.00%
P.M.I. Holding North America, Inc (5)
Pemex Services Europe, Ltd. (6)
100.00%
P.M.I. Services, B.V. (3)
100.00%
Pemex Internacional España, S.A. (7)
100.00%
Kot Insurance Co. AG (8)
100.00%
Integrated Trade Systems, Inc. (5)
100.00%
Pemex Project Funding Master Trust (9)
Fideicomiso No. F/163 (10)
Pemex Finance, Ltd. (2)
The Subsidiary Companies
Corporate Operations of Petróleos Mexicanos
The PMI Group
The Subsidiary Entities and their Subsidiaries
Other Subsidiary Companies, the Pemex Project Funding Master Trust and Fideicomiso F/163

(1) Incorporated in Ireland
(2) Incorporated in the Cayman Islands
(3) Incorporated in the Netherlands
(4) Relocated in Spain
(5) Incorporated in the United States
(6) Incorporated in the United Kingdom
(7) Incorporated in Spain
(8) Relocated in Switzerland
(9) Delaware statutory trust controlled by Petróleos Mexicanos
(10) Mexican trust controlled by Petróleos Mexicanos

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our consolidated financial statements included in Item 18.

The selected financial data set forth below as of and for the five years ended December 31, 2010 have been derived from our consolidated financial statements for the years ended December 31, 2006 and 2007, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2008, 2009 and 2010, which are included in Item 18 of this report. PEMEX’s consolidated financial statements were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, for the 2007, 2008, 2009 and 2010 fiscal years, and for the 2006 fiscal year were audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm.

Our consolidated financial statements for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS or NIFs), which replaced Mexican Generally Accepted Accounting Principles (Mexican GAAP) as of January 1, 2006, although this change had no accounting implications for PEMEX.

Beginning January 1, 2003, we recognized the effects of inflation in accordance with Governmental Standard GS-06 BIS “A” Section C, which required the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican FRS (which we refer to as Bulletin B-10). As a result of the provisions of Bulletin B-10, we restated our consolidated financial statements for the year ended December 31, 2006, in order to present our results for that year on the same basis and purchasing power as the results for the year ended December 31, 2007 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in our consolidated financial statements for the year then ended are expressed in thousands of constant Mexican pesos as of December 31, 2007. The December 31, 2007 restatement factor applied to the financial statements at and for the year ended December 31, 2006 was 1.0376, which corresponds to inflation from December 31, 2006 through December 31, 2007, based on the national consumer price index (NCPI).

In accordance with Mexican FRS B-10 “Effects of Inflation” (which we refer to as FRS B-10) commencing January 1, 2008, we no longer use inflation accounting unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year periods ended December 31, 2007, 2008 and 2009 did not qualify as inflationary (given that accumulated inflation for such periods was below 26%), we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2008, 2009 and 2010. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect accumulated inflationary effects recognized up to December 31, 2007.

See Note 3(a) to our consolidated financial statements included herein for a summary of the effects of application of FRS B-10 and Notes 3(h), 3(p) and 3(v) to our consolidated financial statements included herein for discussion of the inflation accounting rules applied prior to the adoption of FRS B-10.

In addition to the above, our consolidated financial statements for the years ended December 31, 2006, 2007, 2008 and 2009 have been reclassified in certain accounts with the purpose of making them comparable with our consolidated financial statements as of December 31, 2010.

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

Selected Financial Data of PEMEX

	Year Ended December 31,(1)
	2006		2007		2008		2009		2010		2010(2)
	(in millions of pesos, except ratios)(3)										(in millions of U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales(4)	Ps.	1,106,101	Ps.	1,139,257	Ps.	1,328,950	Ps.	1,089,921	Ps.	1,282,064	U.S. $	103,751
Total sales net of the IEPS tax		1,106,101		1,139,257		1,328,950		1,089,921		1,282,064		103,751
Operating income		606,868		593,652		571,111		428,277		545,521		44,146
Comprehensive financing result		(23,847)		(20,047)		(107,512)		(15,308)		(11,969)		(969)
Net income (loss) for the year		46,953		(18,308)		(112,076)		(94,662)		(47,463)		(3,841)
Amounts in accordance with U.S. GAAP:
Total sales net of IEPS tax		1,106,101		1,139,257		1,328,950		1,089,921		1,282,064		103,751
Operating income net of IEPS tax		614,067		584,703		627,865		459,947		566,590		45,851
Comprehensive financing (cost) income		(18,151)		(25,610)		(123,863)		(5,094)		(3,277)		(265)
Net income (loss) for the period		56,722		(32,642)		(67,766)		(52,572)		(17,442)		(1,411)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents		195,777		170,997		114,224		159,760		133,587		10,811
Total assets		1,250,020		1,330,281		1,236,837		1,332,037		1,392,715		112,706
Long-term debt		524,475		424,828		495,487		529,258		575,171		46,546
Total long-term liabilities		1,032,251		990,909		1,033,987		1,155,917		1,299,245		105,142
Equity (deficit)		41,456		49,908		26,885		(66,840)		(113,783)		(9,208)
Amounts in accordance with U.S. GAAP:
Total assets		1,224,272		1,211,719		1,239,464		1,321,570		1,400,191		113,310
Equity (deficit)		(22,883)		(198,083)		(145,420)		(423,159)		(230,364)		(18,642)
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and amortization		65,672		72,592		89,840		76,891		96,482		7,808
Investments in fixed assets at cost(5)		104,647		155,121		132,092		213,232		184,584		14,937
Ratio of earnings to fixed charges:
Mexican FRS(6)		1.8581		—		—		—		—		—
U.S. GAAP(6)		2.0680		—		—		—		—		—

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Master Trust, Fideicomiso F/163 and Pemex Finance, Ltd.).
(2)	Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the SHCP for accounting purposes of Ps. 12.3571 = U.S. $1.00 at December 31, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(3)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from December 31, 2006 through December 31, 2007. See the preceeding page for the inflation factor. Figures for 2007 are stated in constant pesos as of December 31, 2007.
(4)	Net sales include the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, which we refer to as the IEPS tax) as part of the sales price of the products sold. However, the IEPS tax rate was negative in the years ended December 31, 2006, 2007, 2008, 2009 and 2010, resulting in no IEPS tax payable during each of those years.
(5)	Includes investments in fixed assets and capitalized interest until 2006, and, beginning in 2007, capitalized comprehensive financial result. The amount of our investment in fixed assets in 2006 and 2007 was derived from our accounting records, but does not appear directly in the corresponding statement of changes in financial position. Beginning with fiscal year 2008, the amount presented for investment in fixed assets is that which is included in the statement of cash flows. See Note 3(h) to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(6)	Under Mexican FRS, earnings for the years ended December 31, 2007, 2008, 2009 and 2010 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 16,174 million, Ps. 97,735 million, Ps. 88,310 million and Ps. 46,600 million for the years ended December 31, 2007, 2008, 2009 and 2010, respectively. Under U.S. GAAP, earnings for the years ended December 31, 2007, 2008, 2009 and 2010 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 33,160 million, Ps. 56,880 million, Ps. 46,426 million and Ps. 16,839 million for the years ended December 31, 2007, 2008, 2009 and 2010, respectively.

Source: PEMEX’s financial statements.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
	High	Low	Average(1)	Period End
Year Ended December 31,
2006	11.460	10.432	10.902	10.800
2007	11.269	10.667	10.925	10.917
2008	13.935	9.917	11.212	13.832
2009	15.406	12.632	13.578	13.058
2010	13.194	12.156	12.635	12.383
2011
January	12.255	12.039	12.128	12.154
February	12.182	11.970	12.065	12.113
March	12.111	11.917	11.996	11.917
April	11.855	11.524	11.706	11.524
May	11.766	11.505	11.654	11.579
June(2)	11.972	11.636	11.806	11.883

(1)	Average of month-end rates, except for 2011 monthly exchange rates.
(2)	For the period from June 1, 2011 to June 24, 2011.

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve.

The noon buying rate for cable transfers in New York reported by the Federal Reserve on June 24, 2011 was Ps. 11.8832 = U.S. $1.00.

RISK FACTORS

Risk Factors Related to the Operations of PEMEX

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect PEMEX’s income and cash flows and the amount of Mexico’s hydrocarbon reserves.

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

When international crude oil and natural gas prices are low, we earn less export sales revenue and, therefore, generate lower cash flows and earn less income, because our costs remain roughly constant. Conversely, when crude oil and natural gas prices are high, we earn more export sales revenue and our income before taxes and duties increases. As a result, future fluctuations in international crude oil and natural gas prices will have a direct effect on our results of operations and financial condition, and may affect Mexico’s hydrocarbon reserves estimates. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Hydrocarbon Price Risk.”

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror.

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

We purchase comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these or other events. See “Item 4—Information on the Company—Business Overview—PEMEX Corporate Matters—Insurance.”

PEMEX has a substantial amount of liabilities that could adversely affect our financial condition and results of operations.

We have a substantial amount of debt. As of December 31, 2010, our total indebtedness, excluding accrued interest, was approximately U.S. $53.2 billion, in nominal terms, which is an 11.1% increase as compared to our total indebtedness, excluding accrued interest, of approximately U.S. $47.9 billion at December 31, 2009. Our level of debt may increase further in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concerns regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2010 was equal to approximately U.S. $53.5 billion. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any further lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing as well as hamper investment in facilities financed through debt. As a result, we may not be able to make the capital expenditures needed to maintain our current production levels and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments.”

PEMEX’s compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to our operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases our costs because it requires us to make significant capital expenditures and limits our ability to extract hydrocarbons, resulting in lower revenues. For an estimate of our accrued environmental liabilities, see “Item 4—Information on the Company—Environmental Regulation—Environmental Liabilities.” In addition, we have agreed with third parties to make investments to reduce our carbon emissions. See “Item 4—Information on the Company—Environmental Regulation—Carbon Dioxide Emissions Reduction.”

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

Beginning with the fiscal year starting January 1, 2012, Mexican issuers with securities registered in the Registro Nacional de Valores (National Securities Registry) of the Comisión Nacional Bancaria y de Valores (which we refer to as the CNBV) will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. In addition, these financial statements will be audited in accordance with International Standards on Auditing. In connection with this implementation, we will be required to evaluate our internal controls over financial reporting in order to verify that they will continue to be effective once the implementation of IFRS is complete. However, we cannot be certain that no event will occur which could prevent us from adopting, by the deadline established by the CNBV, the modifications necessary to issue our financial statements under IFRS. If we were not able to implement IFRS by the date required, our ability to issue timely and accurate financial information could be materially affected. Consequently, we could be subject to penalties for such non-compliance, including having our securities delisted from the Bolsa Mexicana de Valores, S.A.B. de C.V. (which we refer to as the BMV). As of the date of this report, we are in the process of implementing IFRS and expect to fulfill this requirement.

Risk Factors Related to the Relationship between PEMEX and the Mexican Government

The Mexican Government controls PEMEX and it could limit PEMEX’s ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or its assets.

Petróleos Mexicanos is a decentralized public entity of the Mexican Government, and therefore the Mexican Government controls us, as well as our annual budget, which is approved by the Cámara de Diputados (Chamber of Deputies). However, our financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government. The Mexican Government has the power to intervene directly or indirectly in our commercial and operational affairs. Intervention by the Mexican Government could adversely affect our ability to make payments under any securities issued by us.

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

The Mexican Government would have the power, if the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States) and federal law were amended, to reorganize PEMEX, including a transfer of all or a portion of Petróleos Mexicanos and the subsidiary entities or their assets to an entity not controlled by the Mexican Government. Such a reorganization or transfer could adversely affect production, cause a disruption in our workforce and our operations and cause us to default on certain obligations. See also “—Considerations Related to Mexico” below.

Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government, which may limit PEMEX’s capacity to expand its investment program.

PEMEX pays a substantial amount of taxes and duties to the Mexican Government, particularly on the revenues of Pemex-Exploration and Production, which may limit PEMEX’s ability to make capital investments. In 2010, approximately 51.0% of the sales revenues of PEMEX was used to pay taxes to the Mexican Government. These special taxes, duties and dividends constitute a substantial portion of the Mexican Government’s revenues. For further information, see “Item 4—Information on the Company—Taxes and Duties,” “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and Certificates of Contribution ‘A.’”

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

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas (LPG), gasoline, diesel, gas oil intended for domestic use and fuel oil number 6, among others. As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to its customers in the domestic market. We do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect our results of operations. For more information, see “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

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

The information on oil, gas and other reserves set forth in this Form 20-F is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. See “—Risk Factors Related to the Operations of PEMEX—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect PEMEX’s income and cash flows and the amount of Mexico’s hydrocarbon reserves.” Pemex-Exploration and Production revises its estimates of Mexico’s hydrocarbon reserves annually, which may result in material revisions to our estimates of Mexico’s hydrocarbon reserves.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments.

We invest funds to maintain, as well as increase, the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. While the replacement rate for proved hydrocarbon reserves has increased in recent years, from 71.8% in 2008 to 77.1% in 2009 and to 85.8% in 2010, the overall replacement rate is still less than 100%, which represents a decline in Mexico’s proved hydrocarbon reserves. Pemex-Exploration and Production’s crude oil production decreased by 9.2% from 2007 to 2008, by 6.8% from 2008 to 2009, and by 1.0% from 2009 to 2010, primarily as a result of the decline of production in the Cantarell project. Our ability to make capital expenditures is limited by the substantial taxes that we pay to the Mexican Government and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. For more information, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

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

Considerations Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on PEMEX’s operations.

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain new financing and service foreign debt. Additionally, the Mexican Government may cut spending in the future. These cuts could adversely affect our business, financial condition and prospects. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future, and could adversely affect our business and our ability to service our debt. A worsening of international financial or economic conditions, including a slowdown in growth or recessionary conditions in Mexico’s trading partners or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, on our financial condition and on our ability to service our debt.

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

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the December 6, 2010 issue of Petroleum Intelligence Weekly, we were the fourth largest crude oil producer and the eleventh largest oil and gas company in the world based on data from the year 2009. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos by a decree effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s executive offices are located at Avenida Marina Nacional No. 329, Colonia Petróleos Mexicanos, México, D.F. 11311, México. PEMEX’s telephone number is (52-55) 1944-2500.

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

The Regulatory Law and the Petróleos Mexicanos Law have allowed us to co-generate electric energy and to enter into agreements with the Comisión Federal de Electricidad (Federal Electricity Commission) to sell our excess production to this entity. The funds and the public investment projects required to carry out these co-generation works and allow the acquisition of any excess production by the Federal Electricity Commission must be included in the annual Presupuesto de Egresos de la Federación (Federal Expenditures Budget), which is subject to discussion by and approval of the Chamber of Deputies.

On November 13, 2008, amendments to the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) were published in the Official Gazette of the Federation, which became effective on November 14, 2008. Under these amendments:

•

As of January 30, 2009, our debt related to Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, which we refer to as PIDIREGAS) was included in our balance sheet prepared under Normas Específicas de Información Financiera Gubernamental para el

Sector Paraestatal (Mexican Specific Standards for Governmental Financial Information for Public Sector Entities) and is now recognized as public sector debt. For Mexican FRS purposes, all of our PIDIREGAS-related financing and assets were already included in our consolidated balance sheet and, therefore, these amendments did not have a material effect on our consolidated balance sheet or income statement for any period.

•

During the second half of 2009, Petróleos Mexicanos assumed, as primary obligor, all payment obligations under PIDIREGAS financing entered into by the Master Trust and Fideicomiso F/163, our principal PIDIREGAS financing vehicles.

On November 28, 2008, amendments to the following laws were published in the Official Gazette of the Federation:

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

The following laws were also published in the Official Gazette of the Federation on November 28, 2008:

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

These laws and amendments became effective on November 29, 2008. None of them included any amendment to the Political Constitution of the United Mexican States.

In addition, the fiscal regime applicable to PEMEX was amended, effective January 1, 2010, to apply a differentiated fiscal regime that considers the variations and complexities of our crude oil and natural gas fields. See “—Taxes and Duties—Fiscal Regime for PEMEX” in this Item 4.

PEMEX expects to benefit in several ways from these reforms. In particular, we expect to improve, among other things, our decision-making processes and our execution capabilities through the adoption of corporate governance practices in line with international standards, the creation of seven executive committees to support the Board of Directors of Petróleos Mexicanos, the appointment of professional members to the Boards of Directors of Petróleos Mexicanos and each of the subsidiary entities (see “Item 6—Directors, Senior Management and Employees”) and the ability to issue bonos ciudadanos (Citizen Bonds) linked to our performance.

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

On September 4, 2009, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which was published in the Official Gazette of the Federation on September 24, 2009, and became effective as of September 25, 2009. On August 9, 2010, amendments to the Organic Statute of Petróleos Mexicanos were published in the Official Gazette of the Federation; these amendments became effective on August 10, 2010.

On September 23, 2009, the new Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulations to the Regulatory Law) became effective. These new regulations relate to the oversight of Petróleos Mexicanos and its subsidiary entities, as well as their relations with the Mexican Government.

As a result of the various reforms that became effective on November 29, 2008, we are now permitted to have a more flexible contracting structure for our core production activities. In order to strengthen our ability to enter into these contracts, we are authorized to offer cash incentives to contractors that provide us with access to new technologies, faster execution or greater profits, subject to the requirements that our payment obligations under construction and services contracts must always be satisfied in cash and that in no case may we grant ownership rights over hydrocarbons to our contractors.

Accordingly, on December 18, 2009, the Disposiciones administrativas en materia de adquisiciones, arrendamientos, obras y servicios de las actividades sustantivas de carácter productivo de Petróleos Mexicanos y Organismos Subsidiarios (Administrative Guidelines for Acquisitions, Leasing, Works and Services of the Core Activities of Petróleos Mexicanos and Subsidiary Entities) were issued by the Board of Directors of Petróleos Mexicanos in accordance with the Petróleos Mexicanos Law. These guidelines were published in the Official Gazette of the Federation on January 6, 2010, and became effective on January 7, 2010. These guidelines regulate contracting procedures and the preparation, assignment and execution of contracts in connection with these activities. On March 10, 2010, modifications to these guidelines were also published to clarify the scope of these guidelines, in accordance with the Regulatory Law. See “Item 4—Information on the Company—Business Overview—Exploration and Production—Integrated Exploration and Production Contracts.”

On March 30, 2011, the Disposiciones para llevar a cabo la distribución y comercialización de petrolíferos (Regulations to Distribute and Trade Petroleum Products) were published in the Official Gazette of the Federation. These regulations, which became effective on March 31, 2011, establish the terms and conditions that Petróleos Mexicanos and the subsidiary entities must observe with respect to the distribution and trading of their petroleum products. Petróleos Mexicanos and the subsidiary entities must sell, transport, store and distribute petroleum products in accordance with the specifications provided by the applicable Normas Oficiales Mexicanas (Official Mexican Standards) and the Ley Federal sobre Metrología y Normalización (Federal Law of Metrology and Standardization).

Capital Expenditures and Investments

The following table shows our capital expenditures, excluding maintenance, for the five years ended December 31, 2010, and the budget for such expenditures for 2011 and 2012. Capital expenditure amounts are derived from our budgetary records, which record such amounts on a cash flow basis. Accordingly, those capital expenditure amounts may not correspond to capital expenditure amounts included in our financial statements prepared in accordance with Mexican FRS.

Capital Expenditures

	Year ended December 31,(1)										Budget 2011		Budget 2012
	2006		2007		2008		2009		2010
	(in millions of pesos)(2)
Pemex-Exploration and Production	Ps.	102,351	Ps.	115,563	Ps.	136,102	Ps.	180,507	Ps.	194,838	Ps.	193,291	Ps.	185,300
Pemex-Refining		15,230		15,979		17,380		18,526		22,636		32,610		61,136
Pemex-Gas and Basic Petrochemicals		3,322		4,004		4,203		3,941		3,887		5,194		7,667
Pemex-Petrochemicals		1,426		1,139		1,614		2,053		2,462		3,303		8,713
Petróleos Mexicanos		349		227		439		560		206		1,786		967

Total capital expenditures	Ps.	122,677	Ps.	136,913	Ps.	159,738	Ps.	205,587	Ps.	224,029	Ps.	236,184	Ps.	263,783

Note: Numbers may not total due to rounding.

(1)	Includes capitalized interest during construction period for the years 2006, 2007, 2008 and 2009. Does not include capitalized interest for the years 2010, 2011 and 2012.
(2)	Figures for 2006, 2007, 2008, 2009 and 2010 are stated in nominal pesos. Figures for 2011 and 2012 are stated in constant 2011 pesos.

Source: Petróleos Mexicanos.

Total Capital Expenditures. The following table sets forth our total capital expenditures by project, excluding maintenance, for the five years ended December 31, 2010, as well as the budget for such expenditures for 2011.

Capital Expenditures

	Year ended December 31,(1)(2)
	2006		2007		2008		2009		2010		Budget 2011(3)
	(in millions of pesos)(4)
Pemex-Exploration and Production
Cantarell	Ps.	18,255	Ps.	21,009	Ps.	29,073	Ps.	41,002	Ps.	38,437	Ps.	45,471
Burgos		14,345		12,106		13,182		19,410		29,704		17,209
Aceite Terciario del Golfo(5)		1,849		4,103		8,998		20,607		28,262		14,474
Strategic Gas Program(6)		20,824		20,211		26,717		28,626		27,944		34,758
Ku-Maloob-Zaap		23,868		32,165		21,124		20,894		18,350		22,386
Antonio J. Bermúdez		5,335		6,568		8,728		10,442		9,853		10,562
Jujo-Tecominoacán		2,362		2,851		5,655		5,419		6,584		5,050
Delta del Grijalva		1,501		1,596		4,078		4,571		5,904		5,926
Bellota-Chinchorro		1,540		2,364		3,912		4,496		5,518		5,278
Integral Yaxché		254		593		1,722		4,552		3,963		5,415
Integral Poza Rica		710		469		1,382		2,122		2,936		3,967
Ek-Balam		308		1,114		1,406		4,143		2,766		1,881
Chuc(7)		1,311		1,931		1,702		3,469		2,619		4,867
Tamaulipas-Constituciones		209		147		768		987		1,967		2,677
Cactus-Sitio Grande		984		669		1,069		1,127		1,384		2,183
Ayín-Alux		36		15		34		1,116		1,212		911
Och-Uech-Kax		133		19		100		324		1,160		2,188
Arenque		1,972		3,143		1,629		1,829		1,155		1,915
Caan(8)		599		682		827		1,654		1,112		1,539
Cárdenas		126		325		669		1,111		1,062		251
Lakach		—		—		152		43		1,032		436
El Golpe-Puerto Ceiba		1,345		1,492		1,924		1,706		847		1,711
Carmito-Artesa		63		118		160		160		452		347
Administrative and Technical Support		4,422		1,874		1,091		695		613		1,891

Total		102,351		115,563		136,102		180,507		194,838		193,291
Pemex-Refining
Minatitlán Refinery Reconfiguration		8,389		9,257		7,156		5,159		4,633		2,429
Fuel Quality Investments		—		—		—		429		3,313		6,724
Tuxpan Pipeline and Storage and Distribution Terminals		—		—		—		650		823		851
New Refinery at Tula		—		—		—		39		139		2,469
Residual Conversion from Salamanca Refinery		—		—		—		104		64		169
Others		6,841		6,722		10,223		12,145		13,664		19,968

Total		15,230		15,979		17,380		18,526		22,636		32,610
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant at Poza Rica GPC		—		—		—		640		1,767		1,236
Preservation of Processing Capacity at the Nuevo Pemex GPC		—		—		—		2		280		202
Rehabilitation and Integration of Burners Venting System at Ciudad Pemex GPC		—		—		15		252		205		115
Conservation of Operational Reliability at Poza Rica GPC		—		—		85		294		166		173
Rehabilitation of Fire Protection Network at GPCs		—		—		189		292		162		341
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations		—		20		38		67		39		64

	Year ended December 31,(1)(2)
	2006		2007		2008		2009		2010		Budget 2011(3)
	(in millions of pesos)(4)
Infrastructure for Transportation of Petrochemical Products from Nuevo Pemex-Cactus to Coatzacoalcos		—		—		—		—		2		31
Petrochemical Pipelines via Agave 2004		—		—		—		—		2		30
Modular Cryogenic Plants in Reynosa GPC		558		1,707		1,333		275		—		—
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline		—		—		—		—		—		141
Others		2,764		2,277		2,543		2,119		1,264		2,861

Total		3,322		4,004		4,203		3,941		3,887		5,194
Pemex-Petrochemicals
Modernization and Expansion of Capacity of Aromatics Train I at Cangrejera PC		—		218		16		442		1,353		1,209
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC		—		—		—		218		223		121
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC		—		—		—		57		57		3
Modernization and Expansion of Capacity of Ethane Derivatives Chain I at Morelos PC		—		—		—		284		56		71
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC		—		—		—		73		53		43
Implementation of Security and Environmental Protection derived from Observations and Guidelines I at Cangrejera PC		—		—		—		51		—		—
Expansion of Styrene Plant at Cangrejera PC		82		60		21		1		—		—
Others		1,344		861		1,577		927		719		1,855

Total		1,426		1,139		1,614		2,053		2,462		3,303
Petróleos Mexicanos
Total		349		227		439		560		206		1,786

Total capital expenditures	Ps.	122,677	Ps.	136,913	Ps.	159,738	Ps.	205,587	Ps.	224,029	Ps.	236,184

Notes: Numbers may not total due to rounding.

GPC = Gas Processing Complex.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during construction period for the years 2006, 2007, 2008 and 2009. Does not include capitalized interest for the years 2010 and 2011.
(3)	Amended budget.
(4)	Figures for 2006, 2007, 2008, 2009 and 2010 are stated in nominal pesos. Figures for 2011 are stated in constant 2011 pesos.
(5)	The Agua Fría-Coapechaca-Tajín and the Amatitlán-Profeta-Tzapotempa-Vinazco projects were merged into the Aceite Terciario del Golfo Project in January 2007.
(6)	The Strategic Gas Program includes several different natural gas projects expected to increase domestic supply of natural gas, thereby minimizing imports. See “Item 4—Business Overview—Exploration and Production—Investments and Production by Project—Strategic Gas Program.”
(7)	The Pol and the Integral Batab projects were merged into the Chuc project in January 2007.
(8)	The Integral Abkatún, the Integral Kanaab and the Taratunich projects were merged into the Caan project in January 2007.

Source: Petróleos Mexicanos.

Capital Expenditures Budget. The following table sets forth our approved capital expenditures budget for 2011 and estimates for the years 2012 through 2014. These figures are subject to change in accordance with our future investment plans and the provisions of subsequent budgetary approvals.

Approved Capital Expenditures Budget

	Year ended December 31,(1)
	2011		2012		2013		2014
	(in millions of constant 2011 pesos)
Pemex-Exploration and Production
Cantarell	Ps.	45,471	Ps.	39,844	Ps.	44,286	Ps.	10,684
Strategic Gas Program		34,758		27,906		18,616		21,878
Ku-Maloob-Zaap		22,386		29,013		23,812		18,628
Burgos		17,209		19,578		23,240		23,721
Aceite Terciario del Golfo		14,474		16,740		17,228		18,019
Antonio J. Bermúdez		10,562		10,100		8,009		8,232
Delta del Grijalva		5,926		2,556		942		870
Integral Yaxché		5,415		4,664		3,807		4,245
Bellota-Chinchorro		5,278		1,999		1,107		621
Jujo-Tecominoacán		5,050		4,409		4,097		2,545
Chuc		4,867		5,057		9,748		6,435
Integral Poza Rica		3,967		2,011		1,245		1,004
Tamaulipas-Constituciones		2,677		2,331		2,164		1,787
Och-Uech-Kax		2,188		500		175		108
Cactus-Sitio Grande		2,183		1,680		501		697
Arenque		1,915		3,296		2,784		2,035
Ek-Balam		1,881		3,222		1,592		966
El Golpe-Puerto Ceiba		1,711		2,269		1,376		1,010
Caan		1,539		1,105		323		2,314
Ayín-Alux		911		3,141		814		713
Lakach		436		901		6,651		8,094
Carmito-Artesa		347		395		291		236
Cárdenas		251		384		280		95
Administrative and Technical Support		1,891		2,201		1,199		81

Total		193,291		185,300		174,287		135,017
Pemex-Refining
Fuel Quality Investments		6,724		12,542		5,601		—
New Refinery at Tula (pre-investment study)		2,469		806		1,001		1,102
Minatitlán Refinery Reconfiguration		2,429		—		—		—
Tuxpan Pipeline and Storage and Distribution Terminals		851		—		—		—
Residual Conversion from Salamanca Refinery		169		11,574		13,287		7,126
Others		19,968		36,213		19,277		4,757

Total		32,610		61,136		39,166		12,986

	Year ended December 31,(1)
	2011	2012	2013	2014
	(in millions of constant 2011 pesos)
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant at Poza Rica GPC	1,236	—	—	—
Rehabilitation of Fire Protection Network at GPCs	341	177	734	525
Preservation of Processing Capacity at the Nuevo Pemex GPC	202	213	518	402
Conservation of Operational Reliability at the Poza Rica GPC	173	—	—	—
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline	141	89	128	—
Rehabilitation and Integration of Burners Venting System in Ciudad Pemex GPC	115	—	—	—
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations	64	193	168	202
Infrastructure for Transportation of Petrochemical Products from Nuevo Pemex-Cactus to Coatzacoalcos	31	462	1,144	231
Petrochemical Pipelines via Agave 2004	30	608	307	—
Station of Compression of the Gulf	—	436	139	—
Others	2,861	5,489	4,426	4,544

Total	5,194	7,667	7,564	5,904
Pemex-Petrochemicals
Modernization and Expansion of Capacity of the Aromatics Train I at Cangrejera PC	1,209	400	1,633	1,403
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC	121	120	150	512
Modernization and Expansion of Capacity of Ethane Derivatives Chain I at Morelos PC	71	1,038	1,587	361
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC	43	35	34	10
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC	3	62	75	401
Expansion of Styrene Plant at Cangrejera PC	—	690	1,144	319
Others	1,855	6,368	7,201	4,680

Total	3,303	8,713	11,825	7,685
Petróleos Mexicanos
Total	1,786	967	509	562

Total Capital Expenditures Budget	Ps. 236,184	Ps. 263,783	Ps. 233,351	Ps. 162,154

Notes: Numbers may not total due to rounding.

              GPC = Gas Processing Complex.

              PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.

Source: Petróleos Mexicanos.

We have budgeted a total of Ps. 236.2 billion in constant 2011 pesos for capital expenditures in 2011. We expect to direct Ps. 193.3 billion (or 81.8% of our total capital expenditures) to exploration and production programs in 2011.

Our main objectives for upstream investment are to maximize the long-term economic value and to increase and improve the quality of Mexico’s oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. Our 2011 budget objectives include maintaining crude oil production at the 2010 production level and increasing the supply of natural gas for the domestic market in the medium to long term.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance. In addition, on August 12, 2009, with the required donation of land for the project by the government of the state of Hidalgo having been completed, we announced the construction of a new refinery in Tula. The refinery is expected to begin production in 2016 and to have a crude oil processing capacity of 250 thousand barrels per day. We are also planning to renovate and upgrade our refinery in Salamanca, in the state of Guanajuato.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production’s primary objectives for 2011 include: (1) sustaining current crude oil production levels in order to satisfy domestic demand and have surpluses available for export; (2) sustaining natural gas production levels in order to reach a growth rate that satisfies domestic demand and decreases our dependence on natural gas imports; (3) continuing to increase the replacement rate of proved and total reserves; (4) maintaining discovery and development costs similar to those of our international competitors; and (5) improving performance in terms of industrial security and environmental protection, as well as continuing to build relationships with the communities in which we operate. Our upstream investment program seeks to meet these objectives by: maximizing the value of produced reserves; improving the quality of our product selection; and improving the reliability of our logistics and distribution services to achieve an optimal level of efficiency, while continuing to emphasize industrial safety and environmental compliance.

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities increased by 7.9% in 2010, and we continued to finance an array of programs to expand production capacity and efficiency. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 3,792 thousand barrels of oil equivalent per day in 2010. Pemex-Exploration and Production’s crude oil production decreased by 1.0% from 2009 to 2010, averaging 2,575.9 thousand barrels per day in 2010, primarily as a result of the decline of the Cantarell project. This reduction in crude oil production was less than the decrease of 6.8% reported in 2009, due to increased crude oil production in the following projects: Ku-Maloob-Zaap, Crudo Ligero Marino, Delta del Grijalva and Ixtal Manik. In addition, the Akal field in the Cantarell project registered a decrease in its annual rate of decline in production beginning in the second half of 2009, and another reduction in its annual rate of decline in production during the second half of 2010. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) decreased by 0.2% from 2009 to 2010, averaging 7,020.0 million cubic feet per day in 2010. This decrease in natural gas production was a result of lower volumes from the Cantarell and Burgos projects. Exploration drilling activity decreased by 48.0% from 2009 to 2010, from 75 exploratory wells completed in 2009 to 39 exploratory wells completed in 2010. Development drilling activity increased by 17.6% from 2009 to 2010, from 1,075 development wells completed in 2009 to 1,264 development wells completed in 2010. In 2010, we completed the drilling of 1,303 wells in total. Our drilling activity in 2010 was focused on increasing the production of non-associated gas in the Burgos and Macuspana projects and of heavy crude oil in the Ku-Maloob-Zaap and Cantarell projects.

Our well-drilling activities during 2010 led to significant onshore and offshore discoveries. The main discoveries included heavy crude oil reserves located in the Southeastern basins, specifically in the Northeastern

Marine region, and extra-light crude oil and gas and condensate reserves located in both the Southwestern Marine and Southern regions. In addition, exploration activities in the Northern region led to the discovery of additional non-associated gas reserves in the Burgos and Veracruz basin. Our current challenge with respect to these discoveries is their immediate development in order to maintain current production levels.

Pemex-Exploration and Production’s production goals for 2011 include maintaining its crude oil production at approximately 2.57 million barrels per day and attaining natural gas production of approximately 6.52 billion cubic feet per day, in order to better satisfy domestic demand for natural gas, and thus lower the rate of increase of imports of natural gas and natural gas derivatives.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences significant demand for its refined products. Pemex-Refining’s atmospheric distillation refining capacity remained constant at approximately 1,540 thousand barrels per day during 2010. In 2010, Pemex-Refining produced 1,229 thousand barrels per day of refined products as compared to 1,343 thousand barrels per day of refined products in 2009. This decrease in refined products production was primarily due to an intensive maintenance program and operational issues at our refining facilities.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Additionally, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks, which are used by Pemex-Refining or Pemex-Petrochemicals. In 2010, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at 4,503 million cubic feet per day. Pemex-Gas and Basic Petrochemicals processed 3,422 million cubic feet per day of sour natural gas in 2010, a 1.2% increase from the 3,381 million cubic feet per day of sour natural gas processed in 2009. It produced 383 thousand barrels per day of natural gas liquids in 2010, a 1.3% increase from the 378 thousand barrels per day of natural gas liquids production in 2009. It also produced 3,618 million cubic feet of dry gas per day in 2010, 1.3% more than the 3,572 million cubic feet of dry gas per day produced in 2009.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene, paraxylene, benzene and xylene; (4) propylene and its derivatives, such as acrylonitrile; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) increased by 17.9% in 2010, from 7,587 thousand tons in 2009 to 8,943 thousand tons in 2010, mainly due to increased production of certain products during 2010 (including ammonia, carbonic anhydride, vinyl chloride monomer, ethylene oxide and glycols, as well as gasoline blend). Beginning in 2010, we replaced crude oil as the raw material in our production at the aromatics sector facilities with naphtha and natural gasoline. As a result, Pemex-Petrochemicals no longer produces refined products, which consisted almost entirely of virgin stock.

International Trading

In 2010, our crude oil exports increased by 11.3%, from 1,222.1 thousand barrels per day in 2009 to 1,360.5 thousand barrels per day in 2010. Natural gas imports increased by 26.9% in 2010, from 422.0 million cubic feet per day in 2009 to 535.7 million cubic feet per day in 2010. In 2010, exports of petrochemical products by volume decreased by 10.5%, from 779.4 thousand metric tons in 2009 to 697.6 thousand metric tons in 2010, while imports of petrochemical products by volume decreased by 30.5%, from 568.3 thousand metric tons in 2009 to 394.9 thousand metric tons in 2010. In 2010, exports of petroleum products by volume decreased by 20.5%, from 244.8 thousand barrels per day in 2009 to 194.5 thousand barrels per day in 2010, while imports of petroleum products by volume increased by 24.0%, from 506.4 thousand barrels per day in 2009 to 627.9 thousand barrels per day in 2010.

We are a major supplier of crude oil to the United States. P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI, we collectively refer to as the PMI Group) provide us and a number of independent customers with international trading, distribution and related services. The PMI Group sells, buys and transports crude oil, refined products and petrochemicals in world markets. The PMI Group also provides us with related risk management, insurance, transportation and storage services. The PMI Group has offices in Mexico City, Houston, Singapore and Madrid. Our trading volume of exports and imports totaled U.S. $62,977.9 million in 2010, including U.S. $35,987.7 million in crude oil exports.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2010, we completed 9,057 exploration and development wells. During 2010, our average success rate for exploratory wells was 59% and our average success rate for development wells was 95%. From 2006 to 2010, we discovered 19 new crude oil fields and 39 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 405 at the end of 2010.

The 2010 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where we discovered new reservoirs that represent new drilling opportunities. These exploratory activities yielded 230.8 million barrels of oil equivalent of proved reserves in 2010. A total of five fields were discovered, three of which contain non-associated gas and two of which contain crude oil. Within the currently producing fields, ten reservoirs were discovered, seven of which contain non-associated gas and three of which contain crude oil. In addition, two fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field. We also continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. We acquired 24,778 square kilometers of three-dimensional seismic data in 2010, of which 68% was in the deep waters of the Gulf of Mexico.

On January 11, 2011, the National Hydrocarbons Commission (which we refer to as the NHC) issued new rules and regulations relating to PEMEX’s deep water drilling and exploration activities in the Gulf of Mexico. These new rules and regulations, which were promulgated in response to the Deepwater Horizon blow-out and resulting oil spill in U.S. territory in the Gulf of Mexico that began in April 2010, require PEMEX to produce a series of reports on its safety measures for deep water drilling and exploration activities over the eight months following the promulgation of the rule, and to have its procedures certified by an independent expert. PEMEX must also certify that it has adequate insurance or other financial resources available to cover any losses or compensation claims stemming from a deep water accident. As of the date of this report, PEMEX is in compliance with the above requirements for projects at depths of 500-1,500 meters and is in the process of preparing the reports necessary to comply with such requirements for projects at depths greater than 1,500 meters.

The following table summarizes our drilling activity for the five years ended December 31, 2010, all of which occurred in Mexican territory.

	Year ended December 31,
	2006	2007	2008	2009	2010
Wells initiated(1)	672	615	822	1,490	994
Exploratory wells initiated(1)	58	49	68	71	40
Development wells initiated(1)	614	566	754	1,419	954
Wells drilled(2)	656	659	729	1,150	1,303
Exploratory wells	69	49	65	75	39
Productive exploratory wells(3)	32	24	21	27	23
Dry exploratory wells	37	25	44	48	16
Success rate %	46	49	32	36	59
Development wells	587	610	664	1,075	1,264
Productive development wells	541	569	612	1,014	1,200
Dry development wells	46	41	52	61	64
Success rate %(4)	92	94	92	94	95
Producing wells (annual averages)(5)	6,080	6,280	6,382	6,890	7,476
Marine region	411	434	453	469	477
Southern region	958	926	947	1,005	1,067
Northern region	4,711	4,920	4,982	5,416	5,932
Producing wells (at year end)(6)	5,998	5,942	6,247	6,814	7,414
Crude oil	3,126	2,884	3,127	3,713	4,382
Natural gas	2,872	3,058	3,120	3,101	3,032
Producing fields	364	352	345	394	405
Marine region	30	30	30	33	34
Southern region	88	87	93	97	98
Northern region	246	235	222	264	273
Drilling rigs	103	116	143	176	130
Kilometers drilled	1,858	1,798	2,199	3,770	2,352
Average depth by well (meters)	2,771	2,744	2,748	2,494	2,605
Discovered fields(7)	13	14	13	13	5
Crude oil	2	4	5	6	2
Natural gas	11	10	8	7	3
Crude oil and natural gas output by well (barrels of oil equivalent per day)	729	699	621	548	508
Total developed acreage (km2)(8)	7,596	8,132	8,088	8,376	8,463
Total undeveloped acreage (km2)(8)	655	616	690	953	828

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells and includes only wells with discoveries since 2007.
(4)	Excludes injector wells.
(5)	In April 2011, the monthly average of total producing wells, which are wells that are not only capable of production but are actually producing during the relevant period, was 8,064.
(6)	All productive wells, and all other wells referred to in this table, are “net,” because we do not grant others any fractional working interests in any wells that we own; we also have not acquired any fractional working interest in wells owned by others.
(7)	Includes only fields with proved reserves.
(8)	All acreage is net, because we have the exclusive right to exploit Mexico’s oil and gas reserves, i.e., we neither grant others fractional interests nor enter into other types of production sharing arrangements.

Source: Pemex-Exploration and Production.

Extensions and Discoveries

During 2010, we discovered new sources of crude oil and natural gas reserves in five fields, four of which were discovered onshore—three in the Northern region and one in the Southern region. We made one offshore field discovery in the Northeastern Marine region. In addition, ten reservoirs were discovered in currently producing fields. The new discoveries yielded a total of 230.8 million barrels of oil equivalent of proved reserves.

During 2010, in the Northeastern Marine region, the drilling of the Utsil-1 well was completed, which led to the addition of 26.8 million barrels of oil equivalent of proved reserves. In the Southwestern Marine region, the delineation of the Tsimin field through the drilling of the Tsimin-1 DL well led to the addition of 105.5 million barrels of oil equivalent of proved reserves. In the Northern region’s Burgos and Veracruz basins, the drilling of the Alambra-1, Jaraguay-1 and Rabel-1 wells, among others, as well as the discovery of new reservoirs in existing fields, led to the addition of 15.7 million barrels of oil equivalent of proved reserves. Finally, in the Southern region, the drilling of the Brillante-1 well and the discovery of new reservoirs in the Bellota, Juspi, Luna-Palapa and Sen fields, as well as the delineation of the Bricol field, led to the addition of 82.8 million barrels of oil equivalent of proved reserves.

In the Aceite Terciario del Golfo project, Pemex-Exploration and Production has contracted with five firms to install field laboratories in order to increase production volume and to develop new production mechanisms to increase the reservoir’s productivity through technological improvements. These laboratories are expected to improve oil and gas recovery and lower our operating costs. The firms that will install these field laboratories are: Weatherford International Ltd., Halliburton Company, Baker Hughes Incorporated, Tecpetrol Internacional S.A. and Schlumberger Limited. In addition, we have undertaken a three-dimensional seismic acquisition program to better capture reservoir geometry and to increase the reliability of our geological models, thereby improving field development activities and secondary recovery methods at this project.

Reserves

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Effective January 1, 2010, certain of the SEC’s rules were revised in order to modernize the reporting requirements applicable to companies such as PEMEX in respect of oil and other hydrocarbon reserves. The most significant of these revisions include the following:

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

•

Reserves estimation personnel and process. Additional disclosure is now required regarding the qualifications of those who oversee a company’s reserves estimation process. A general discussion of the internal controls used to assure the objectivity of reserves estimates is also now required.

There has been no material change in Mexico’s proved reserves as a result of the application of these revised SEC rules.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2010 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit our hydrocarbon reserves. In addition, pursuant to the Regulations to the Regulatory Law, Pemex-Exploration and Production’s proved reserves estimates as of December 31, 2010 were reviewed by the NHC. The NHC approved the proved reserves estimates provided by Pemex-Exploration and Production, which were then registered and published by the Ministry of Energy.

Pemex-Exploration and Production estimates Mexico’s reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the Society of Petroleum Engineers’ (which we refer to as the SPE) publication entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information,” dated February 19, 2007 and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2010, we did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of our reserves estimation efforts, we have undertaken the internal certification of our estimates of Mexico’s reserves since 1996. We have established certain internal controls in connection with the preparation of our proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related reserves from the Gerencia de Reservas de Hidrocarburos y Proyectos de Explotación (Hydrocarbons Reserves and Exploitation Projects Management Office), the central hydrocarbon reserves management body of Pemex-Exploration and Production. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions.

The Hydrocarbons Reserves and Exploitation Projects Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of our personnel have been certified by the Secretaría de Educación (Ministry of Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2010: Netherland, Sewell International, S. de R.L. de C.V. (Netherland Sewell); DeGolyer and MacNaughton (D&M); and Ryder Scott Company, L.P. (Ryder Scott, and, together with Netherland Sewell and D&M, the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.0% of Mexico’s reserves. The remaining 1.0% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region and Ryder Scott reviewed the reserves in the Northern region. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex-Exploration and Production’s reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates we furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (which we refer to as Rule 4-10(a)), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932-10-5 “Extractive Activities—Oil and Gas” (which we refer to as Topic 932).

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 2.5% in 2010, from 11,691 million barrels at December 31, 2009 to 11,394 million barrels at December 31, 2010. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased 4.6% in 2009, from 8,167 million barrels at December 31, 2009 to 7,793 million barrels at December 31, 2010. These decreases were principally due to crude oil and condensates production during 2010, which were partially offset by the field development activities described below, as well as exploratory additions.

Mexico’s total proved developed and undeveloped dry gas reserves increased by 4.4% in 2010, from 11,966 billion cubic feet at December 31, 2009 to 12,494 billion cubic feet at December 31, 2010. Mexico’s proved developed dry gas reserves increased by 4.7% in 2010, from 7,586 billion cubic feet at December 31, 2009 to 7,941 billion cubic feet at December 31, 2010. Mexico’s proved undeveloped dry gas reserves increased by 3.9% in 2010, from 4,380 billion cubic feet at December 31, 2009 to 4,553 billion cubic feet at December 31, 2010. These increases were principally due to field development activities in the Burgos and Veracruz basins.

Due to various field development activities performed during 2010, 1,038.6 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 165,364 million. The only fields containing material volumes of Mexico’s proved reserves that have remained undeveloped for five years or more are the Alux and Ayín fields. The Alux field is currently in the developmental phase, with one additional well having been drilled in that field during 2010. The delay in production at the Alux field is a result of our conducting technical studies aimed at reducing uncertainty in existing geological models. However, we anticipate concluding these studies in the near future and expect to resume crude oil production at the Alux field in June 2011. With respect to the Ayín field, three wells have been drilled as of December 31, 2010. In addition, we anticipate beginning the construction of a production platform and an interconnection pipeline between the Ayín and Alux fields in 2012, which will allow us to transport the initial production from the Ayín field, which is expected to commence in February 2014.

The following three tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2010

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,793	7,941
Proved undeveloped reserves	3,601	4,553

Total proved reserves	11,394	12,494

Note: Numbers may not total due to rounding.

(1)	We do not produce synthetic oil or synthetic gas, or extract other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2006	2007	2008	2009	2010
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	13,671	12,849	12,187	11,865	11,691
Revisions(2)	425	455	444	577	515
Extensions and discoveries	86	150	370	311	246
Production	(1,332)	(1,268)	(1,135)	(1,062)	(1,059)

At December 31	12,849	12,187	11,865	11,691	11,394

Proved developed reserves at December 31	8,978	8,436	8,618	8,167	7,793
Proved undeveloped reserves at December 31	3,871	3,751	3,247	3,524	3,601

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2006	2007	2008	2009	2010
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	14,557	13,856	13,162	12,702	11,966
Revisions(1)	280	879	730	504	1,449
Extensions and discoveries	505	171	454	404	770
Production(2)	(1,487)	(1,744)	(1,643)	(1,644)	(1,691)

At December 31	13,856	13,162	12,702	11,966	12,494

Proved developed reserves at December 31	8,688	8,163	8,206	7,586	7,941
Proved undeveloped reserves at December 31	5,168	4,999	4,496	4,380	4,553

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

The following table sets forth, as of December 31, 2010, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 87% of Mexico’s proved reserves.

Field	Proved Reserves(1)	Developed Reserves(1)	Undeveloped Reserves(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	3,103.4	2,487.2	616.3	140	37
Akal	2,009.8	2,009.8	0.0	156	0
Antonio J. Bermudez(3)	1,464.1	777.5	686.6	158	42
Jujo-Tecominoacán	722.5	570.4	152.0	45	19
Aceite Terciario del Golfo	592.2	210.6	381.6	1,823	2,726
Tsimin	355.2	0.0	355.2	0	14
Ayatsil	315.9	0.0	315.9	0	17
Sihil	251.0	98.3	152.7	11	11
Ixtal	209.0	159.3	49.8	9	5
Sen	198.4	167.4	31.0	19	3
Caparroso-Pijije-Escuintle	195.6	171.2	24.4	16	4
May	128.8	88.5	40.2	14	4
Ek	125.9	62.0	63.8	11	11
Xanab	120.3	56.5	63.8	3	6
Sinán	114.0	105.0	9.1	14	2
Xux	111.6	0.0	111.6	0	6
Lakach	100.6	0.0	100.6	0	5
Costero	97.5	91.3	6.2	9	1
Bricol	95.2	29.2	66.0	4	7
Yaxché	92.5	39.5	53.0	6	10
Chuc	85.1	81.9	3.2	16	0
Cárdenas	82.4	60.1	22.3	14	7
Arenque	75.7	29.7	46.0	16	10
Pit	66.8	0.0	66.8	0	3
Ogarrio	66.1	53.7	12.3	76	17
Mora	65.2	52.3	13.0	8	3
Caan	64.8	64.8	0.0	16	0
Bolontikú	61.9	52.3	9.6	7	3
Cactus	55.3	31.2	24.2	21	0
Puerto Ceiba	54.7	36.4	18.3	14	8
Cauchy	54.0	53.2	0.8	19	3
Balam	46.8	24.4	22.5	3	6
Teotleco	43.9	27.8	16.0	4	3
Ayín	43.7	0.0	43.7	0	3
Bellota	42.5	37.8	4.7	8	2
Homol	41.0	16.1	25.0	3	3
Poza Rica	37.0	31.8	5.2	200	13
Arcabuz-Culebra	36.7	27.7	9.0	632	73
Chiapas-Copanó	35.3	35.3	0.0	11	0
Onel	33.3	0.0	33.3	0	4
Alux	33.0	0.0	33.0	0	2
Tizón	32.4	27.8	4.6	8	1
Nejo	32.2	29.4	2.8	92	11
Papán	31.4	31.4	0.0	20	0

Field	Proved Reserves(1)	Developed Reserves(1)	Undeveloped Reserves(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
San Ramón	31.4	26.0	5.4	45	8
Yagual	28.7	25.9	2.8	7	1
Cinco Presidentes	28.4	21.3	7.2	41	11
Tamaulipas Constituciones	28.4	18.4	10.0	282	74
Chinchorro	26.2	23.8	2.4	4	1
Paredón	26.0	11.3	14.7	3	3
Terra	25.6	16.2	9.4	2	2
Cuitláhuac	25.1	19.5	5.6	196	26
Ché	24.5	11.9	12.6	1	1
Lizamba	24.3	24.0	0.4	40	1
Rodador	20.4	18.3	2.1	26	3
Cráter	18.9	18.9	0.0	5	0
Magallanes-Tucán-Pajonal	17.9	12.8	5.1	40	5
Narváez	17.7	17.7	0.0	9	0
Tekel	16.6	0.0	16.6	0	1
Abkatún	14.4	14.4	0.0	10	0
Fundador	12.9	12.9	0.0	34	0
Lum	12.4	3.7	8.7	0	5
Arcos	10.4	10.1	0.2	104	2
Velero	9.1	7.8	1.3	84	10
Pol	8.3	8.3	0.0	8	0

Total	12,052.2	8,251.8	3,800.4	4,567	3,259

Mexico’s proved reserves	13,796.0	9,319.8	4,476.2
Percentage	87%	89%	85%

Note: Numbers may not total due to rounding.

(1)	Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.

Source: Pemex-Exploration and Production.

Pemex-Exploration and Production’s reserves replacement ratio (which we refer to as the RRR) has steadily improved over recent years. The RRR for a given period is calculated by dividing the sum of reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. In 2010, the RRR was 85.8%, which was 8.7 percentage points higher than the 2009 RRR of 77.1%, and represented the highest rate attained since our adoption of Rule 4-10(a). This increase in our RRR was mainly due to field development activities in the Ku and Zaap fields in the Northeastern Marine Region, the Xanab field in the Southwestern Marine Region, the Caparroso-Pijije-Escuintle field in the Southern Region, and the Aceite Terciario del Golfo Project in the Northern Region. In addition, the delineation of the Tsimin and Bricol fields in the Southwestern Marine and Southern Regions, respectively, also contributed to the increase in our RRR.

Our goal is to achieve a 100% RRR by 2012, in part by increasing Mexico’s proved reserves over the coming years. We aim to accomplish this primarily through development of the Ku-Maloob-Zaap, Crudo Ligero Marino and Aceite Terciario del Golfo projects, as well as through the performance of delineation activities. We have developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2010, this ratio was equal to 10.0 years for proved reserves, which represents a decrease of 0.2% as compared to the 2009 reserves production ratio of 10.2 years for proved reserves.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 15% or more of Mexico’s proved reserves.

Unit Sales Prices and Production Costs

	Ku-Maloob-Zaap		Akal		Other Fields		All Fields
	(in U.S. dollars)
Year ended December 31, 2010(1)
Average sales prices
Crude oil, per barrel	U.S. $	66.76	U.S. $	69.85	U.S. $	76.21	U.S. $	72.25
Natural gas, per thousand cubic feet	U.S. $	5.06	U.S. $	4.20	U.S. $	4.55	U.S. $	4.52
Average production costs, per barrel of oil equivalent	U.S. $	4.06	U.S. $	7.36	U.S. $	5.28	U.S. $	5.22

Year ended December 31, 2009(1)
Average sale prices
Crude oil, per barrel	U.S. $	52.18	U.S. $	54.29	U.S. $	58.02	U.S. $	55.41
Natural gas, per thousand cubic feet	U.S. $	4.60	U.S. $	4.78	U.S. $	3.83	U.S. $	4.06
Average production costs, per barrel of oil equivalent	U.S. $	3.77	U.S. $	5.48	U.S. $	5.10	U.S. $	4.85

Year ended December 31, 2008(2)
Year-end sale prices
Crude oil, per barrel	U.S. $	31.61	U.S. $	33.08	U.S. $	37.72	U.S. $	34.64
Natural gas, per thousand cubic feet	U.S. $	6.98	U.S. $	7.26	U.S. $	5.91	U.S. $	6.26
Average production costs, per barrel of oil equivalent	U.S. $	5.16	U.S. $	6.75	U.S. $	6.24	U.S. $	6.16

Note: Numbers may not total due to rounding.

(1)	Average of sales prices as of the last day of each month of the year.
(2)	Sales prices as of December 31, 2008.

Source: Pemex-Exploration and Production.

In 2010, our average production cost of U.S. $5.22 per barrel of oil equivalent increased by 7.6% as compared to U.S. $4.85 per barrel in 2009. This increase resulted primarily from a 6.5% appreciation in the exchange rate of the Mexican peso against the U.S. dollar, as well as a 22.6% increase in gas purchase costs. These factors were only partially offset by an increase in total hydrocarbons production in 2010 as compared to 2009, from 1,378 million barrels of oil equivalent in 2009 to 1,384 million barrels of oil equivalent in 2010, as well as lower costs associated with maintenance expenses.

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

Crude Oil and Natural Gas Production

In 2010, we produced an average of 2,576 thousand barrels per day of crude oil, 1.0% less than our average daily production in 2009 of 2,602 thousand barrels per day of crude oil. The decrease in 2010 was due mainly to the decline of production in the Cantarell project, which was only partially offset by an increase in crude oil production in the Ku-Maloob-Zaap, Crudo Ligero Marino, Delta del Grijalva and Ixtal Manik projects. In addition, the Akal field in the Cantarell project registered a decrease in its annual rate of decline in production beginning in the second half of 2009, followed by another decrease in the decline rate during the second half of 2010. Accordingly, our average production of heavy crude oil decreased by 98 thousand barrels per day, to 6.5% less than the average daily production in 2009; however, our average light and extra-light crude oil production during 2010 increased by 73 thousand barrels per day, or a 6.7% increase as compared to 2009.

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

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2010, 55.2% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crude oil and 44.8% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (68.9% of these regions’ production in 2010), although significant volumes of light crude oil are also produced there (31.1% of these regions’ production in 2010). The Southern region yields mainly light and extra-light crude oil (together, 96.8% of this region’s production in 2010), and the Northern region yields both heavy crude oil (65.1% of this region’s production in 2010) and light and extra-light crude oil (34.9% of this region’s production in 2010).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Cantarell and Ku-Maloob-Zaap complexes in the Northeastern Marine region, and in the Chuc, Caan, Sinán and Ixtal fields in the Southwestern Marine region. In particular, the Cantarell business unit produced 558 thousand barrels per day of crude oil in 2010, or 21.7% of our total crude oil production for the year, and 1,252 million cubic feet per day of natural gas, or 17.8% of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2010.

Crude Oil Production

						2010 vs. 2009
	2006	2007	2008	2009	2010
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	2,173.6	1,975.7	1,701.8	1,446.1	1,338.4	(7.4)
Light crude oil(1)	506.2	547.9	544.0	564.4	603.2	6.9

Total	2,679.8	2,523.6	2,245.8	2,010.4	1,941.6	(3.4)
Southern region
Heavy crude oil	14.2	10.7	11.1	13.3	16.8	26.3
Light crude oil(1)	477.1	454.5	447.6	484.5	515.1	6.3

Total	491.3	465.2	458.7	497.7	531.9	6.9
Northern region
Heavy crude oil	55.9	53.0	52.8	60.7	66.7	9.9
Light crude oil(1)	28.6	33.9	34.3	32.7	35.7	9.2

Total	84.5	86.9	87.1	93.3	102.4	9.8

Total heavy crude oil	2,243.8	2,039.4	1,765.7	1,520.0	1,421.9	(6.5)
Total light crude oil(1)	1,011.8	1,036.3	1,025.9	1,081.5	1,154.0	6.7

Total crude oil	3,255.6	3,075.7	2,791.6	2,601.5	2,575.9	(1.0)

Note: Numbers may not total due to rounding.

(1)	Includes extra-light crude oil.

Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2010.

Crude Oil Production

						2010 vs. 2009
	2006	2007	2008	2009	2010
	(in thousands of barrels per day)					(%)
Marine regions
Cantarell	1,800.9	1,490.5	1,039.5	684.8	558.0	(18.5)
Ku-Maloob-Zaap	403.8	527.2	706.0	808.0	839.2	3.9
Abkatún-Pol-Chuc	332.2	312.3	308.1	305.4	296.3	(3.0)
Litoral de Tabasco	142.9	193.6	192.2	212.3	248.1	16.9

Total	2,679.8	2,523.6	2,245.8	2,010.4	1,941.6	(3.4)
Southern region
Cinco Presidentes	39.3	44.6	47.3	56.6	71.7	26.7
Bellota-Jujo	219.1	190.0	174.8	172.2	160.3	(6.9)
Macuspana	6.6	10.4	15.7	27.1	32.9	21.4
Muspac	33.6	33.6	36.1	42.1	49.5	17.6
Samaria-Luna	192.7	186.7	184.7	199.9	217.5	8.8

Total	491.3	465.2	458.7	497.7	531.9	6.9
Northern region
Poza Rica-Altamira	83.0	85.1	55.7	59.1	56.5	(4.4)
Aceite Terciario del Golfo	—	—	29.3	29.5	41.0	39.0
Veracruz	1.5	1.8	2.1	4.6	4.9	6.5

Total	84.5	86.9	87.1	93.3	102.4	9.8

Total crude oil	3,255.6	3,075.7	2,791.6	2,601.5	2,575.9	(1.0)

Note: Numbers may not total due to rounding.

Source: Pemex-Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2010, the average crude oil production from the 36 fields located in these regions was 1,941.6 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2010, the average crude oil production from the 89 fields located in this region was 531.9 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2010, the average crude oil and natural gas production in the Northern region totaled 102.4 thousand barrels of crude oil per day and 2,499.9 million cubic feet of natural gas per day, respectively, from the 301 oil and gas fields in this region.

The following table sets forth our annual natural gas production rates by region and business unit for the five years ended December 31, 2010.

Natural Gas Production

	2006	2007	2008	2009	2010	2010 vs. 2009
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	717.7	944.9	1,628.5	1,455.3	1,251.9	(14.0)
Ku-Maloob-Zaap	202.5	212.2	272.8	327.2	331.8	1.4
Abkatún-Pol-Chuc	512.5	544.2	569.0	580.2	594.2	2.4
Litoral de Tabasco	343.6	448.4	453.9	531.3	577.5	8.7

	1,776.4	2,149.7	2,924.2	2,894.0	2,755.4	(4.8)
Southern region
Cinco Presidentes	56.7	61.4	67.5	69.2	104.9	51.6
Bellota-Jujo	271.4	239.6	250.7	260.8	305.9	17.3
Macuspana	192.9	223.1	260.5	312.4	306.5	(1.9)
Muspac	368.5	310.9	299.5	278.6	273.5	(1.8)
Samaria-Luna	462.6	517.6	572.4	678.6	773.9	14.0

	1,352.1	1,352.8	1,450.6	1,599.6	1,764.7	10.3
Northern region
Burgos	1,330.3	1,411.8	1,382.7	1,515.2	1,478.4	(2.4)
Veracruz	723.3	921.7	956.7	809.6	818.9	1.1
Poza Rica-Altamira	174.1	222.5	152.5	133.5	117.3	(12.1)
Aceite Terciario del Golfo	—	—	52.0	78.7	85.3	8.4

	2,227.6	2,556.0	2,543.9	2,537.1	2,499.9	(1.5)

Total natural gas	5,356.1	6,058.5	6,918.6	7,030.7	7,020.0	(0.2)

Note: Numbers may not total due to rounding.

Source: Pemex-Exploration and Production.

In 2010, the Marine regions produced 2,755.4 million cubic feet per day of natural gas, or 39.3% of our total natural gas production, a decrease of 4.8% as compared to the regions’ 2009 production of 2,894.0 million cubic feet per day. In 2010, the Southern region produced 1,764.7 million cubic feet per day of natural gas, or 25.1% of our total natural gas production, an increase of 10.3% as compared to the region’s 2009 production of 1,599.6 million cubic feet per day. In 2010, the Northern region produced 2,499.9 million cubic feet per day of natural gas, or 35.6% of our total natural gas production, a decrease of 1.5% as compared to the region’s 2009 production of 2,537.1 million cubic feet per day.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 194,838 million in 2010, as compared to Ps. 180,507 million in 2009, representing a 7.9% increase in nominal terms. Of our total capital expenditures, Ps. 38,437 million was directed to the Cantarell fields, Ps. 29,704 million was used for development of the Burgos natural gas fields (including Ps. 21,561 million of investments made through the Financed Public Works Contracts Program, see “—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4, Ps. 28,262 million was directed to the Aceite Terciario del Golfo project, Ps. 27,944 million was directed to the Strategic Gas Program, Ps. 18,350 million was directed to the Ku-Maloob-Zaap fields, Ps. 9,853 million was directed to the Antonio J. Bermúdez fields, Ps. 6,584 million was directed to the Jujo-Tecominoacán fields, Ps. 5,904 million was directed to the Delta del Grijalva fields, Ps. 5,518 million was directed to the Bellota-Chinchorro fields, Ps. 3,963 million was directed to the Integral Yaxché project and Ps. 2,619 million was directed to the Chuc project. During 2010, expenditures for these 11 projects amounted to 90.9% of all our capital expenditures for exploration and production. The remaining 9.1% amounted to Ps. 17,698 million in nominal terms, which was directed to the 12 remaining projects as well as administrative and technical support.

2011 Exploration and Production Capital Expenditures Budget. For 2011, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 193,291 million, as compared to Ps. 194,838 million of capital expenditures made in 2010, representing a decrease of 0.8%. The 2011 budget includes all of the 23 ongoing strategic exploration and production projects, of which Ps. 7,473 million will be used for expenditures pursuant to Financed Public Works Contracts. Approximately Ps. 158,013 million, or 81.7% of our 2011 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 35,278 million, or 18.3% of the total budget, will be allocated to exploration activities.

The 2011 exploration and production budget includes Ps. 45,471 million for investments in the Cantarell project, Ps. 34,758 million for the Strategic Gas Program, Ps. 22,386 million for Ku-Maloob-Zaap, Ps. 17,209 million for Burgos, Ps. 14,474 million for Aceite Terciario del Golfo, Ps. 10,562 million for Antonio J. Bermúdez, Ps. 5,926 million for the Delta del Grijalva project, Ps. 5,415 million for the Integral Yaxché project, Ps. 5,278 million for the Bellota-Chinchorro project, Ps. 5,050 million for the Jujo-Tecominoacán project, Ps. 4,867 million for the Chuc project, and Ps. 21,895 million for the remaining projects as well as administrative and technical support.

Exploration and Production Investment Trends. In 2010, we invested Ps. 29,474 million in nominal terms, or 15.1% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 3.0% decrease from the Ps. 30,372 million invested in exploration activities in 2009. In 2010, we invested Ps. 165,364 million in nominal terms, or 84.9% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents a 10.1% increase from the Ps. 150,135 million invested in development activities in 2009.

In 2011, we have budgeted Ps. 35,278 million, or 18.3% of total capital expenditures, for exploration activities of Pemex-Exploration and Production, which represents a 19.7% increase in nominal terms from the amount invested in exploration activities in 2010. For development activities, we have budgeted Ps. 158,013 million, or 81.7% of total capital expenditures, which represents a 4.4% decrease in nominal terms from the amount that Pemex-Exploration and Production invested in development activities in 2010. In 2012, we expect to invest Ps. 42,567 million, or 23.0% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 20.7% increase in nominal terms from the amount budgeted for 2011. In 2013, we expect to invest Ps. 48,399 million, or 27.8% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 13.7% increase in nominal terms from the amount projected for 2012.

The capital expenditures of Pemex-Exploration and Production have constituted more than 81% of PEMEX’s total capital expenditures in each of the last five years. In 2011, Pemex-Exploration and Production’s capital expenditures will constitute 81.8% of PEMEX’s total.

The following table sets forth our capital expenditures related to exploration and development during the five years ended December 31, 2010.

Exploration and Development Capital Expenditures for 2006-2010

	Year ended December 31,(1)
	2006		2007		2008		2009		2010
	(in millions of nominal pesos)
Exploration	Ps.	12,960	Ps.	13,624	Ps.	24,082	Ps.	30,372	Ps.	29,474
Development		89,391		101,939		112,020		150,135		165,364

Total	Ps.	102,351	Ps.	115,563	Ps.	136,102	Ps.	180,507	Ps.	194,838

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

Source: Pemex-Exploration and Production.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2011 through 2014.

Estimated Exploration and Development Capital Expenditures for 2011-2014

	Year ended December 31,(1)
	2011(2)		2012		2013		2014
	(in millions of constant 2010 pesos)
Exploration(3)	Ps.	35,278	Ps.	42,567	Ps.	48,399	Ps.	29,791
Development(3)		158,013		142,733		125,889		105,226

Total	Ps.	193,291	Ps.	185,300	Ps.	174,287	Ps.	135,017

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.
(3)	Estimated budgets for 2012 through 2014 are based on amounts authorized by the SHCP for projects in 2011.

Source: Pemex-Exploration and Production.

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our eleven main projects are Cantarell, Burgos, Aceite Terciario del Golfo, the Strategic Gas Program, Ku-Maloob-Zaap, Antonio J. Bermúdez, Jujo-Tecominoacán, Delta del Grijalva, Bellota-Chinchorro, Integral Yaxché and Chuc. These projects are described below.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 185.5 square kilometers. As of December 31, 2010, there were a total of 496 wells drilled in the Cantarell project, 188 of which were producing. During 2010, the Cantarell business unit, of which the Cantarell project is part, was the second most important producer of crude oil in Mexico, averaging 558.0 thousand barrels per day of crude oil. This was 18.5% less than 2009 production, which was 684.8 thousand barrels per day, as a result of the decline of these fields. Natural gas production from the Cantarell business unit during 2010 averaged 1,251.9 million cubic feet per day. This was 14.0% less than the 2009 average natural gas production, which was 1,455.3 million cubic feet per day.

The Cantarell project averaged 500.7 thousand barrels per day of crude oil production during 2010. This was 22.6% less than production in 2009, which was 646.5 thousand barrels per day. Natural gas production from the Cantarell project during 2010 averaged 1,248.7 million cubic feet per day. This was 14.0% lower than the 2009 average natural gas production, which was 1,452.5 million cubic feet per day.

As of December 31, 2010, cumulative production of the Cantarell project was 13.5 billion barrels of crude oil and 6.9 trillion cubic feet of natural gas. As of December 31, 2010, proved hydrocarbon reserves of the Cantarell project totaled 2.1 billion barrels of crude oil and 1.6 trillion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 2.4 billion barrels of oil equivalent, 2.2 billion of which were developed.

The annual rate of decline in production of the Akal field, which is the most important field in the Cantarell project, decreased from 17.9% in the first half of 2010 to 6.3% in the second half of 2010. This decrease in the decline rate contributed to our maintaining the production levels described above.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Cantarell project totaled Ps. 29,073 million in 2008, Ps. 41,002 million in 2009 and Ps. 38,437 million in 2010. For 2011, we have budgeted Ps. 45,471 million for capital expenditures for the Cantarell project. By the end of 2011, we expect our capital expenditures to total approximately U.S. $33.6 billion for this project.

On October 10, 1997, we awarded a build-own-operate contract for a nitrogen cryogenic plant at the Cantarell project to a consortium formed by BOC Holdings, Linde, Marubeni, West Coast Energy and ICA Fluor Daniel. Under this contract, the consortium is responsible for the financing, design, construction and operation of the plant. The plant began operations in 2000 and cost approximately Ps. 10,131 million in nominal terms. Pursuant to the terms of the agreement, Pemex-Exploration and Production has the right to acquire the nitrogen plant in the case of a default by the consortium. Pemex-Exploration and Production has the obligation to acquire the nitrogen plant if it defaults under the contract. Under the terms of the contract, Pemex-Exploration and Production has committed to purchase 1.2 billion cubic feet per day of nitrogen from the consortium for a period of 15 years. Because less pressure will be necessary as the Cantarell fields decline, the volume of nitrogen needed for injection into these fields will decrease over time. We therefore plan to direct an increasing amount of this nitrogen to the Ku-Maloob-Zaap project.

During 2010, Pemex-Exploration and Production paid approximately U.S. $60 million under this contract for an approximate total volume of 366 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2011, Pemex-Exploration and Production expects to pay approximately U.S. $56 million under this contract for an approximate total volume of 392 billion cubic feet of nitrogen to be injected into the fields.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. The fields in Burgos accounted for 21.1% of our total natural gas production in 2010. The project is located in northeastern Mexico. In 1997, Pemex-Exploration and Production initiated a development program for the Burgos natural gas fields. The purpose of the Burgos project is to enable us to meet increasing domestic demand for natural gas.

In 2008, we awarded a contract to Dowell Schlumberger de México, S.A. de C.V. and OFS Servicio, S.A. de C.V. to drill a total of 400 wells in three years (this contract is known as the “Burgos VII” contract), for a total amount of U.S. $1,153.5 million. Unlike other service contracts based on unit prices, the services carried out pursuant to this contract are financed by the contractors, with Pemex-Exploration and Production paying those contractors over a 48-month period.

During 2010, the Burgos project produced an average of 1.5 billion cubic feet of natural gas per day. As of December 31, 2010, the drilling of 7,224 wells had been completed, and 2,699 of these wells were operating. Some of the most important fields are the Arcabuz-Culebra, Cuitláhuac, Velero, Arcos, Fundador, Nejo and Forastero fields, which together produced 42.6% of the total production of the Burgos project in 2010.

Main Fields of the Burgos Project

(as of December 31, 2010)

	Arcabuz- Culebra	Cuitláhuac	Velero	Arcos	Fundador	Nejo	Forastero
Total acreage (square kilometers)	385	200	57	46	22	56	7
Developed acreage	357	188	55	46	22	50	5
Undeveloped acreage	28	13	3	0	0	6	1
Wells completed	931	390	215	195	40	100	13
Producing wells	632	196	84	104	34	92	11
2010 production of natural gas (million cubic feet per day)	191.4	84.6	50.0	33.0	54.2	129.9	87.0
Cumulative production of natural gas (billion cubic feet)	1,739.5	607.6	237.7	624.1	163.6	97.8	94.7
Proved reserves of natural gas (billion cubic feet)	195.9	117.7	54.4	53.9	61.9	148.9	49.3
Proved developed reserves	146.2	91.3	46.7	52.7	61.9	135.6	41.7
Proved undeveloped reserves	49.7	26.4	7.7	1.2	0	13.2	7.6

From 2006 to 2010, exploration activities and the reclassification of reserves increased estimated proved reserves in Burgos by 473.7 million barrels of oil equivalent. Production during this period totaled 529.4 million barrels of oil equivalent. During 2010, proved reserves increased by 19.5 million barrels of oil equivalent, from 384.3 million barrels of oil equivalent in 2009 to 403.8 million barrels of oil equivalent in 2010.

In nominal peso terms, our capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts) for the Burgos project were Ps. 13,182 million in 2008, Ps. 19,410 million in 2009 and Ps. 29,704 million in 2010. For 2011, we anticipate that our capital expenditures for this project will amount to Ps. 17,209 million and that our total accumulated capital expenditures will reach approximately U.S. $16.2 billion.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The Aceite Terciario del Golfo project is located in the Northern region and covers an area of 3,785 square kilometers. This project is comprised of 29 fields, which are divided among eight sectors. As of December 31, 2010, there were a total of 3,106 wells completed, of which 1,823 were producing. The project produced an average of 41 thousand barrels of crude oil and 85.3 million cubic feet of natural gas per day in 2010. As of December 31, 2010, cumulative production was 185.6 million barrels of crude oil and 329.0 billion cubic feet of natural gas. As of December 31, 2010, proved hydrocarbon reserves totaled 441.7 million barrels of crude oil and 731.9 billion cubic feet of natural gas. Total proved reserves were 592.2 million barrels of oil equivalent, of which 210.6 million were developed. During 2010, field development activities at the project included the drilling of 438 wells, and the completion of 744 wells. Of these 744 completed wells, 712 were classified as producing, reflecting a success factor of 95.7%. As of December 31, 2010, 52% of the total producing wells were operating with artificial lift systems, such as beam pumps and gas lifts, while the remaining 48% were flowing wells.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Aceite Terciario del Golfo project were Ps. 8,998 million in 2008, Ps. 20,607 in 2009 and Ps. 28,262 million in 2010. For 2011, we anticipate that capital expenditures for this project will be Ps. 14,474 million and that total accumulated investments in this project will be approximately U.S. $7.0 billion.

Strategic Gas Program (SGP). In 2001, Pemex-Exploration and Production began a nine-year, U.S. $8.1 billion Strategic Gas Program. Based on the expected acceleration of growth in the demand for natural gas in the medium- and long-term as compared to its projected supply, Pemex-Exploration and Production reviewed its energy policy. With the objective of addressing natural gas shortages, Pemex-Exploration and Production identified and selected a portfolio of investment options aimed at increasing gas production. Field development and production optimization represents 76% of SGP expenditures, with the goal of increasing the production of natural gas in the SGP to 2,308 million cubic feet per day by 2015. Exploration activities, which include twelve different exploratory natural gas and integral gas projects, represent 12% of SGP expenditures, with the goal of increasing proved reserves. Development of newly discovered fields represents 12% of SGP expenditures. The Veracruz and Crudo Ligero Marino projects in the Northern and Southwestern Marine regions are the SGP’s most important projects.

•

Veracruz Project. The Veracruz project is the second most important non-associated gas project in Mexico. It is located on the western margin of the Gulf of Mexico, in central Veracruz. During 2010, it produced an average of 819 million cubic feet of natural gas per day. As of December 31, 2010, cumulative production totaled 2.9 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 0.9 trillion cubic feet of natural gas or 171.2 million barrels of oil equivalent. In addition, developed reserves totaled 0.8 trillion cubic feet of natural gas, or 162.4 million barrels of oil equivalent. Three of the most important fields in the Veracruz project are Lizamba, Papán and Cauchy.

•

Lizamba. This field covers an area of 40 square kilometers. During 2010, it produced an average of 192 million cubic feet of natural gas per day. As of December 31, 2010, the drilling of 57 wells had been completed, and 40 of these wells were operating. Proved reserves were 128.1 billion cubic feet of natural gas or 24.3 million barrels of oil equivalent, of which 126.1 billion cubic feet of natural gas or 24.0 million barrels of oil equivalent were developed.

•

Papán. This field covers an area of 29.4 square kilometers. Gas production averaged 220 million cubic feet of natural gas per day in 2010. As of December 31, 2010, the drilling of 24 wells had been completed, and 20 of these wells were operating. As of December 31, 2010 proved reserves totaled 164.5 billion cubic feet of natural gas or 31.4 million barrels of oil equivalent, all of which were developed.

•

Cauchy. This field, which was discovered in 2008, is one of the most important discoveries of non-associated gas in the Veracruz basin. The field covers an area of 18.0 square kilometers. As of December 31, 2010, 29 wells had been completed, of which only seven were operating due to the lack of gas transportation capacity. As of the date of this report, 19 wells are now operating. As of December 31, 2010, proved reserves totaled 281.0 billion cubic feet of natural gas or 54.0 million barrels of oil equivalent, of which 276.7 billion cubic feet of natural gas or 53.2 million barrels of oil equivalent were developed.

•

Crudo Ligero Marino Project. This project is located on the continental shelf of the Gulf of Mexico off the coast of the states of Tabasco and Campeche, 76 kilometers northeast from the Dos Bocas Marine Terminal in Paraíso, Tabasco. The project is composed of the Bolontikú, Citam, Ichalkil, Kab, Kix,

May, Men, Misón, Nak, Sinán, Yum, Tsimin and the newly discovered Xux fields, all in the Southwestern Marine region. As of December 31, 2010, the drilling of 74 wells had been completed, and 39 of these wells were producing. Approximately half of the fields in this project are not yet developed. During 2010, average daily production totaled 173.7 thousand barrels of crude oil and 499.4 million cubic feet of natural gas. As of December 31, 2010, cumulative production totaled 313.0 million barrels of crude oil and 826.9 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 435.2 million barrels of crude oil and 2.2 trillion cubic feet of natural gas. Total proved reserves were 875.9 million barrels of oil equivalent, of which 277.4 million barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the SGP were Ps. 26,717 million in 2008, Ps. 28,626 in 2009 and Ps. 27,944 million in 2010. For 2011, we expect capital expenditures to be Ps. 34,758 million, which would bring our total capital expenditures for the program to approximately U.S. $20.2 billion through December 31, 2011.

From 2006 to 2010, average production from the SGP was 1.9 billion cubic feet of natural gas per day. Since 2006, 77 exploratory wells have demonstrated offshore and onshore gas potential, resulting in a 33% exploratory success ratio. During 2010, one field was discovered in the Veracruz basin through the Rabel-1 well, which added 54.5 billion cubic feet of natural gas to proved reserves. Development activities have focused mainly on the Costero and Veracruz projects, specifically on the Costero field, where 30.8 million barrels of oil equivalent were added from the drilling of three wells during 2010. Similar development activities were performed in the Veracruz project, specifically at the Cauchy field, where 15.7 million barrels of oil equivalent were added from the drilling of 15 wells.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project is one of the main producers of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Bacab, Lum, Ku, Maloob and Zaap fields, and extends over an area of 149.5 square kilometers. As of December 31, 2010, there were a total of 185 wells completed, 146 of which were producing. The project produced an average of 839.2 thousand barrels of crude oil and 331.8 million cubic feet of natural gas per day in 2010. As of December 31, 2010, cumulative production was 3.3 billion barrels of crude oil and 1.6 trillion cubic feet of natural gas. As of December 31, 2010, proved hydrocarbon reserves totaled 2.9 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 3.1 billion barrels of oil equivalent, of which 2.5 billion barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for this project were Ps. 21,124 million in 2008, Ps. 20,894 million in 2009 and Ps. 18,350 million in 2010. For 2011, we anticipate that capital expenditures will be Ps. 22,386 million and that total accumulated capital expenditures for this project will reach approximately U.S. $14.1 billion. In 2010, Pemex-Exploration and Production paid approximately U.S. $83 million to acquire nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. In 2011, we expect to spend approximately U.S. $76 million to acquire approximately 100 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Antonio J. Bermúdez Project. In 2002, we began investing in the Antonio J. Bermúdez project, the main investment project in the Southern region and the fourth largest in Mexico. This project is designed to accelerate reserves recovery, as well as increase the recovery factor by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2010, a total of 383 wells had been completed, of which 158 were producing. During 2010, the project produced an average of 76.9 thousand barrels of crude oil and 296.7 million cubic feet of natural gas per day. As of December 31, 2010, cumulative production was 2.8 billion barrels of crude oil and 4.1 trillion cubic feet of natural gas. As of December 31, 2010, proved hydrocarbon reserves in this field totaled 1.0 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 1.5 billion barrels of oil equivalent, of which 0.8 billion were developed.

In nominal peso terms, our capital expenditures for the Antonio J. Bermúdez project were Ps. 8,728 million in 2008, Ps. 10,442 million in 2009 and Ps. 9,853 million in 2010. For 2011, we anticipate that our capital expenditures for this project will be Ps. 10,562 million and that our total accumulated investments in the project will reach approximately U.S. $5.9 billion. In March 2005, we entered into a contract with Praxair México, S. de R.L. de C.V. to build, own and operate a nitrogen cryogenic plant. Construction of this plant was completed in June 2008. After completing testing in July 2008, we began injecting 190 million cubic feet per day of nitrogen into the project. In 2010, we paid approximately Ps. 598 million to acquire nitrogen from this plant for pressure maintenance in connection with the project. From 2011 to 2022, we plan to continue to inject this same volume of nitrogen.

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

As of December 31, 2010, a total of 226 wells had been completed, of which 52 were producing. During 2010, the project produced an average of 47.8 thousand barrels of crude oil and 147.7 million cubic feet of natural gas per day. As of December 31, 2010, cumulative production was 1.5 billion barrels of crude oil and 2.3 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 519.9 million barrels of crude oil and 1.1 trillion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 774.9 million barrels of oil equivalent, 605.2 million of which were developed.

In 2005, we entered into a contract with Tecnología en Nitrógeno, S. de R.L. de C.V. for that entity to build, own and operate a nitrogen cryogenic plant to supply us with nitrogen for injection into the fields to maintain pressure. The average amount injected from October 2006 through October 2007 was 70 million cubic feet per day. On November 30, 2007, we increased the amount injected to 90 million cubic feet per day. In 2010, we paid approximately Ps. 694 million to acquire nitrogen from this plant for pressure maintenance in connection with the project. From 2011 to 2017, we plan to continue to inject this same volume of nitrogen.

In nominal peso terms, our capital expenditures for the Jujo-Tecominoacán project were Ps. 5,655 million in 2008, Ps. 5,419 million in 2009 and Ps. 6,584 million in 2010. In 2011, we expect our capital expenditures to be Ps. 5,050 million, bringing our total capital expenditures for the project to approximately U.S. $2.9 billion.

Delta del Grijalva Project. The Delta del Grijalva project is the most important in the Southern region in terms of both oil and gas production. The project covers an area of 1,343 square kilometers and has been exploited by Pemex-Exploration and Production since 1982. As of December 31, 2010, there were a total of 150 wells drilled, of which 55 were producing. During 2010, the project produced an average of 140.6 thousand barrels of crude oil and 477.2 million cubic feet of natural gas per day. The most important fields are Sen, Tizón and Caparroso-Pijije-Escuintle.

•

Sen. This field covers an area of 45.1 square kilometers. As of December 31, 2010, a total of 44 wells had been completed, 19 of which were producing. During 2010, the field produced an average of 54.4 thousand barrels of crude oil and 154.8 million cubic feet of natural gas per day. As of December 31, 2010, cumulative production was 253.4 million barrels of crude oil and 699.9 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 121.2 million barrels of crude oil and 333.8 billion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 198.4 million barrels of oil equivalent, 167.4 million of which were developed.

•

Caparroso-Pijije-Escuintle. This field covers an area of 28.2 square kilometers. As of December 31, 2010, a total of 47 wells had been completed, 16 of which were producing. During 2010, the field produced an average of 51.7 thousand barrels of crude oil and 129.2 million cubic feet of natural gas per day. As of December 31, 2010, cumulative production was 167.3 million barrels of crude oil and 476.9 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 127.5 million barrels of crude oil and 294.5 billion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 195.6 million barrels of oil equivalent, 171.2 million of which were developed.

•

Tizón. This field covers an area of 17.8 square kilometers. As of December 31, 2010, a total of 12 wells had been completed, eight of which were producing. During 2010, the field produced an average of 14.9 thousand barrels of crude oil and 92.1 million cubic feet of natural gas per day. As of December 31, 2010, cumulative production was 25.5 million barrels of crude oil and 154.4 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 13.7 million barrels of crude oil and 80.9 billion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 32.4 million barrels of oil equivalent, 27.8 million of which were developed.

As of December 31, 2010, cumulative production in the Delta del Grijalva project was 0.6 billion barrels of crude oil and 2.1 trillion cubic feet of natural gas. Proved hydrocarbon reserves as of December 31, 2010 totaled 293.8 million barrels of crude oil and 855.1 billion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 491.6 million barrels of oil equivalent, 415.8 million of which were developed.

In nominal peso terms, our capital expenditures for the Delta del Grijalva project were Ps. 4,078 million in 2008, Ps. 4,571 million in 2009 and Ps. 5,904 million in 2010. In 2011, we expect our capital expenditures to be Ps. 5,926 million, bringing our total capital expenditures for the project to approximately U.S. $2.0 billion.

Bellota-Chinchorro Project. The Bellota-Chinchorro project is the fourth most important crude oil producer in the Southern region and the tenth largest in Mexico. The project covers an area of 111 square kilometers and has been exploited by Pemex-Exploration and Production since 1981. In addition to the Bellota and Chinchorro fields, the fields in the project include Chipilín, Cobra, Cupache and Edén-Jolote. Since 2004, our investments in the Bellota-Chinchorro fields have been focused on field development. As of December 31, 2010, a total of 126 wells had been completed, of which 48 were producing. During 2010, the project produced an average of 68.0 thousand barrels of crude oil and 104.6 million cubic feet of natural gas per day.

As of December 31, 2010, cumulative production was 652.3 million barrels of crude oil and 1,050.7 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 230.2 million barrels of crude oil and 463.5 billion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 338.6 million barrels of oil equivalent, 229.9 million of which were developed.

In nominal peso terms, our capital expenditures for the Bellota-Chinchorro project were Ps. 3,912 million in 2008, Ps. 4,496 million in 2009 and Ps. 5,518 million in 2010. In 2011, we expect our capital expenditures to be Ps. 5,278 million, bringing our total capital expenditures for the project to approximately U.S. $2.3 billion.

Integral Yaxché Project. This project is located on the continental shelf of the Gulf of Mexico off the coast of the states of Tabasco and Campeche, 14 kilometers northeast of Dos Bocas Marine Terminal in Paraíso, Tabasco. The project includes two fields, Yaxché and Xanab. As of December 31, 2010, 11 wells had been completed, nine of which were producing. During 2010, average daily production totaled 43.7 thousand barrels of crude oil and 29.0 million cubic feet of natural gas. As of December 31, 2010, cumulative production was 15.9 million barrels of crude oil and 10.6 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 183.3 million barrels of crude oil and 145.6 billion cubic feet of natural gas. As of December 31, 2010, total proved reserves were 212.8 million barrels of oil equivalent, 96.0 million of which were developed.

In nominal peso terms, our capital expenditures for the Integral Yaxché project were Ps. 1,722 million in 2008, Ps. 4,552 million in 2009 and Ps. 3,963 million in 2010. In 2011, we expect our capital expenditures for the Integral Yaxché project to be Ps. 5,415 million and anticipate that our total accumulated capital expenditures for the project will reach approximately U.S. $1.4 billion.

Chuc Project. This project is part of our light crude oil production strategy in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, between the 20 and 100 meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Batab, Ché, Chuc, Chuhuk, Etkal, Homol, Kuil, Onel, Pokoch, Pol, Tumut, Uchak and Wayil. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2010, 87 wells had been completed, of which 34 were producing. During 2010, average production totaled 102.3 thousand barrels of crude oil and 123.3 million cubic feet of natural gas per day. As of December 31, 2010, cumulative production totaled 1.9 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. As of December 31, 2010, proved hydrocarbon reserves totaled 207.6 million barrels of oil and 500.3 billion cubic feet of natural gas, or a total of 301.5 million barrels of oil equivalent. As of December 31, 2010, total proved developed reserves were 129.8 million barrels of oil equivalent.

In nominal peso terms, our capital expenditures for the Chuc project were Ps. 1,702 million in 2008, Ps. 3,469 million in 2009 and Ps. 2,619 million in 2010. In 2011, we expect our capital expenditures for the Chuc project to be Ps. 4,867 million and anticipate that our total accumulated capital expenditures for the project will reach approximately U.S. $2.3 billion.

Crude Oil Sales

During 2010, domestic consumption of crude oil amounted to approximately 1,190.7 thousand barrels per day, which represented 46% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—Business Overview—International Trading” in this Item 4. Maya crude oil accounted for 78% of exported crude oil volume sold by PMI in 2010.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2010 vs. 2009
	2006	2007	2008	2009	2010
	(in thousands of barrels per day)					(%)
Production	3,255.6	3,075.7	2,791.6	2,601.5	2,575.9	(1.0)
Distribution
Refineries	1,242.1	1,230.9	1,216.2	1,264.4	1,190.7	(5.8)
Products under processing agreements(1)	80.2	0.0	0.0	0.0	0.0	—
Petrochemicals(2)	122.3	125.5	131.1	97.4	0.0	(100.0)
Export terminals	1,789.1	1,701.3	1,406.9	1,231.7	1,358.0	10.3

Total	3,233.7	3,057.8	2,754.2	2,593.5	2,548.7	(1.7)

Stock changes, statistical differences(3)	21.8	17.9	37.4	8.0	27.2	240.0

Note: Numbers may not total due to rounding.

(1)	Represents exports to third-party processors for re-import into Mexico.
(2)	There was no crude oil distributed to Pemex-Petrochemicals for the production of refined products in 2010.
(3)	Includes measurement inconsistencies, shrinkage and leakage.

Source: Pemex-Exploration and Production.

Maya crude oil accounted for 37.2% of domestic consumption in 2010. Due to its high sulfur content, Maya crude oil requires extra processing and has lower refining yields than most valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Therefore, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. As a consequence of this price difference, we have supported the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil. We have done this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil, and we have provided, for a limited period, support mechanisms to protect refinery margins in certain adverse market conditions. See “—Business Overview—International Trading—Geographic Distribution of Export Sales” in this Item 4.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, either as a means of disposal or as a safety measure to relieve well pressure, is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2010, gas flaring represented 8.5% of our total natural gas production, which is a decrease from 2009, when gas flaring represented 14.7% of total natural gas production. This decrease was due to a reduction in operational problems and to increased efficiency of platforms as a result of maintenance. Pemex-Exploration and Production’s goal is to reduce gas flaring to 3.6% of total natural gas production by the end of 2011.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2010, this pipeline network consisted of approximately 38,533 kilometers of pipelines, of which 3,449 kilometers were located in the Marine region, 11,466 kilometers were located in the Southern region and 23,618 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Transportation and Distribution” in this Item 4.

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

The following table summarizes existing FPWCs as of December 31, 2010.

Block	Contractor	Contract Amount (in millions of U.S. dollars)
Reynosa-Monterrey	Repsol Exploración México, S.A. de C.V.	U.S. $	2,437.0

Cuervito	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		260.0

Misión	Servicios Múltiples de Burgos, S.A. de C.V., a consortium comprised by Tecpetrol (a subsidiary of Grupo Techint) and Industrial Perforadora de Campeche, S.A. de C.V.		1,529.2

Fronterizo	PTD Servicios Múltiples, S. de R.L. de C.V., a consortium comprised by Petróleo Brasileiro, S.A. (Petrobras), Teikoku Oil Co., Ltd. and D&S Petroleum		265.0

Olmos	Lewis Energy México, S. de R.L. de C.V.		344.0

Pirineo	Monclova Pirineo Gas, S. de R.L. de C.V., a consortium comprised by Constructora Industrial Monclova, Materiales la Gloria, Alianz Petroleum, Steel Serv., Suelopetrol, NCT, Estudios y Proyectos and Petrotesting Colombia		645.0

Nejo	Iberoamericana de Hidrocarburos, S. A. de C. V.		1,916.2

Monclova	GPA Energy, S. A. de C. V:		433.5

Total		U.S. $	7,829.9

Source: Pemex-Exploration and Production.

In 2010, the amount of the contract corresponding to the Nejo block was increased by U.S. $1,004.7 million, for a new overall amount of U.S. $1,916.2 million for that block, and a new total under the FPWC program of U.S. $7,829.9 million.

During 2010, among other works performed under the FPWC program, 66 wells were drilled in the Burgos project, which represents approximately 25% of all wells drilled in Burgos. Also in 2010, 64 wells were completed, consisting of 59 development wells and five exploratory wells. All but four of these completed wells were productive. The works carried out in 2010 represented an investment of approximately U.S. $1,006 million. By the end of 2010, natural gas production in the existing FPWC blocks reached 449 million cubic feet per day.

Integrated Exploration and Production Contracts

The Integrated Exploration and Production Contracts (which we refer to as the Integrated Contracts) program is based on the various laws and amendments enacted in 2008. See “—History and Development” in this Item 4. On November 24, 2010, the Board of Directors of Petróleos Mexicanos authorized Pemex-Exploration and Production to enter into these Integrated Contracts in order to increase exploration capabilities, reserves and production. The hydrocarbons reserves located in and extracted from the contractual areas will continue to be exclusively owned by Mexico. Payments to the contractors pursuant to the Integrated Contracts will be made on a per-barrel basis, plus recovery costs.

In October 2009, the Chamber of Deputies of the Mexican Congress challenged the provisions of the Regulations to the Petróleos Mexicanos Law that authorized PEMEX to establish the incentive payments in the contracts, arguing that such provisions were unconstitutional. However, on December 2, 2010, the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation) unanimously rejected this challenge and held that these provisions of the Regulations to the Petróleos Mexicanos Law are constitutional. On March 10, 2011, this decision was published in the Official Gazette of the Federation.

On March 1, 2011, Pemex-Exploration and Production published its invitation for bids for the first three contracts relating to the Santuario, Carrizo and Magallanes blocks, which are located in mature fields in the Southern Region of Mexico. We expect to receive the bids for these three projects during the third quarter of 2011. Thereafter, PEMEX anticipates entering into Integrated Contracts with respect to mature fields in the Northern Region, Chicontepec and the deep waters in the Gulf of Mexico.

Collaboration Agreements

During 2007, Pemex-Exploration and Production entered into non-commercial scientific and technology agreements with Statoil, Royal Dutch Shell, ExxonMobil, Chevron, Maersk Olie og Gas, Nexen, Japan Oil, Gas and Metals National Corporation and Eni S.p.A., E&P (Exploration and Production) Division. In 2008, Pemex-Exploration and Production entered into additional non-commercial scientific and technology agreements with Ecopetrol S.A., Chevron Deepwater Mexico, Inc., Total Cooperation Technique Mexique and Sociedad por Acciones Simplificada (S.A.S.). In 2009, Pemex-Exploration and Production entered into additional collaboration agreements with Chevron Deepwater Mexico, Inc., Statoil, Repsol Exploración México, S.A. de C.V., Tecpetrol Internacional, S.L., Schlumberger Offshore Services (México), N.V. and SINOPEC International Petroleum Service Mexico, S. de R.L. de C.V. In 2010, Pemex-Exploration and Production entered into further non-commercial scientific and technology agreements with SINOPEC International Petroleum Service Mexico, S. de R.L de C.V., ExxonMobil Ventures Mexico Limited, Japan Oil, Gas and Metals National Corporation, Petróleo Brasileiro S.A. and Shell Exploration Company (West) B.V. Through these agreements, we seek to increase our technical and scientific knowledge in areas including deep-water subsalt exploration and drilling; enhanced oil recovery processes, such as air injection; and reservoir characterization of complex structures. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

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

•	Cracking. This process uses either heat and pressure or a catalytic agent to increase gasoline yields from crude oil.

•	Visbreaking. This is a thermal cracking process, which uses a horizontal-tube heater fired to a high temperature. Visbreaking reduces flasher bottom viscosity and produces some heavy gas oil.

•	Reforming processes. These processes use heat and catalysts to transform smaller or unstable hydrocarbon molecules into larger, more useful refining or blending products. For example, Pemex-

Refining uses reforming processes to convert low octane gasoline into higher octane stocks that are suitable for blending into finished gasoline and to convert naphthas into more volatile, higher octane products.

•

Hydrotreatment or residual hydrocracking. This process uses a catalyst and hydrogen at high temperature and pressure to remove sulfur, nitrogen and some aromatic compounds. Hydrotreatment also processes some lighter liquid product off-take.

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

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2006	2007	2008	2009	2010
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,540.0	1,540.0	1,540.0	1,540.0	1,540.0
Vacuum distillation	754.0	754.0	754.0	754.0	754.0
Cracking	380.5	380.5	380.5	380.5	380.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	926.1	926.1	926.1	926.1	1,010.1
Alkylation and isomerization	152.5	152.5	128.5	128.5	128.5
Coking	100.0	100.0	100.0	100.0	100.0

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

At the end of 2010, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2010, our refineries processed 1,184 thousand barrels per day of crude oil (177 thousand barrels per day at Cadereyta, 126 thousand barrels per day at Madero, 159 thousand barrels per day at Minatitlán, 186 thousand barrels per day at Salamanca, 270 thousand barrels per day at Salina Cruz and 266 thousand barrels per day at Tula), which total consisted of 743 thousand barrels per day of Olmeca and Isthmus crude oil and 441 thousand barrels per day of Maya crude oil.

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

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. Pemex-Refining produced 1,229 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2010, a decrease of 8.5% from 2009 levels. This decrease in refined products production was primarily due to an intensive maintenance program and operational issues at our refining facilities.

The following table sets forth, by category, Pemex-Refining’s production of petroleum products from 2006 through 2010.

Pemex-Refining Production

	Year ended December 31,					2010 vs. 2009
	2006	2007	2008	2009	2010
	(in thousands of barrels per day)					(%)
Refinery crude oil runs	1,284.2	1,269.8	1,261.0	1,294.9	1,184.1	(8.6)
Petroleum products
Liquefied petroleum gas	25.4	26.6	25.9	27.1	25.5	(5.9)
Gasoline
Pemex Magna	413.7	425.7	418.7	364.0	341.2	(6.3)
Ultra Low Sulfur Magna(1)	—	—	—	81.8	67.3	(17.7)
Pemex Premium(2)	35.0	26.1	25.4	22.7	12.5	(44.9)
Nova (leaded)/Base	7.5	4.5	6.5	3.0	3.0	0.0
Others	0.1	0.1	0.1	0.1	0.1	0.0

Total	456.2	456.4	450.7	471.5	424.2	(10.0)
Kerosene (Jet fuel)	64.8	66.3	64.0	57.1	51.9	(9.1)
Diesel
Pemex Diesel(3)	318.3	326.2	336.1	291.4	221.0	(24.2)
Ultra Low Sulfur Diesel(1)	—	—	—	44.5	67.7	52.1
Others	9.8	7.8	7.4	1.0	0.8	(20.0)

Total	328.1	334.0	343.5	337.0	289.5	(14.1)
Fuel oil	325.2	301.5	288.7	316.2	322.3	1.9
Other refined products
Asphalts	32.3	31.9	34.3	31.9	24.9	(21.9)
Lubricants	5.1	5.2	5.1	4.2	4.3	2.4
Paraffins	1.0	1.1	1.0	0.8	0.8	0.0
Still gas	56.7	55.2	54.9	54.9	54.2	(1.3)
Other refined products(4)	34.8	34.2	38.8	42.0	31.7	(24.5)

Total	129.9	127.6	134.1	133.8	115.8	(13.5)

Total refined products	1,329.7	1,312.4	1,306.9	1,342.7	1,229.1	(8.5)

Note: Numbers may not total due to rounding.

(1)	Production started in January 2009.
(2)	Since October 2006, Pemex Premium is an Ultra Low Sulfur gasoline with 0.003% sulfur content.
(3)	Since January 2007, Pemex Diesel is sold in the northern border market with 0.0015% sulfur content.
(4)	Includes principally coke, along with other products such as aeroflex 1-2, furfural extract and light cyclic oil, since 2005.

Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2010, fuel oil represented 26%, gasoline represented 35% and diesel fuel represented 24% of total petroleum products production. Jet fuel represented 4% and LPG represented 2% of total production of petroleum products in 2010. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

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

Over the five years ended December 31, 2010, the value of Pemex-Refining’s domestic sales of refined products and petrochemicals was as follows:

Value of Domestic Sales(1)

	Year ended December 31,										2010 vs. 2009
	2006		2007		2008		2009		2010
	(in millions of pesos)(2)										(%)
Refined Products
Gasoline
Pemex Magna	Ps.	188,101.3	Ps.	209,006.5	Ps.	231,071.4	Ps.	233,307.2	Ps.	270,121.9	15.8
Pemex Premium		41,929.7		38,331.9		34,909.6		25,180.3		24,987.2	(0.8)
Aviation fuels		187.2		212.9		236.9		240.9		247.1	2.6
Others		97.9		74.1		69.0		49.6		74.4	50.0

Total		230,316.1		247,625.4		266,286.8		258,778.0		295,430.7	14.2
Kerosene
Jet fuel		19,607.4		23,369.3		31,936.4		18,320.7		22,935.3	25.2
Other kerosenes		199.5		183.2		101.9		119.2		179.0	50.2

Total		19,807.1		23,552.5		32,038.3		18,439.9		23,114.3	25.3
Diesel
Pemex Diesel		78,894.3		84,752.0		96,434.7		106,129.0		125,556.4	18.3
Others		12,801.3		12,168.2		14,990.0		15,392.4		18,453.2	19.9

Total		91,695.6		96,920.1		111,424.7		121,521.5		144,009.6	18.5
Fuel oil
Total		44,926.5		42,395.7		61,670.2		51,907.6		56,766.7	9.4
Other refined products
Asphalts		5,976.0		6,107.4		11,492.9		10,277.1		8,814.1	(14.2)
Lubricants		2,137.3		2,167.9		3,318.1		2,000.5		2,429.8	21.5
Paraffins		233.7		247.7		371.6		235.3		297.5	26.4
Coke		82.8		98.0		112.7		99.0		106.4	7.5

Total	Ps.	8,429.7	Ps.	8,621.1	Ps.	15,295.3	Ps.	12,611.9	Ps.	11,647.7	(7.6)

Total Refined Products	Ps.	395,175.0	Ps.	419,114.8	Ps.	486,715.3	Ps.	463,258.8	Ps.	530,969.0	14.6

Petrochemicals(3)	Ps.	2,540.6	Ps.	2,508.1	Ps.	3,288.4	Ps.	2,859.0	Ps.	4,089.7	43.0

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” in this Item 4.
(2)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from December 31, 2006 through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factor. Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009 and 2010 are stated in nominal pesos.
(3)	These are petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 84% of our fuel oil production during 2010, pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we agreed to supply to the Federal Electricity Commission during 2010 was 119,980 barrels per day, in accordance with the supply capacity of Pemex-Refining and the reduced requirements of the Federal Electricity Commission under its official program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulfur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2010, this volume discount amounted to approximately 0.5% of total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2010 was Ps. 47,489 million, which represented 8.9% of our total revenues from domestic sales of refined products.

In 2010, our domestic sales of refined products increased by Ps. 67,710 million, or 14.6% in value, as compared to 2009 levels. This increase was primarily due to a 1.9% increase in the volume of domestic distillates sales and higher international prices of refined products in 2010.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2010 was distributed as follows.

Volume of Domestic Sales

	Year ended December 31,					2010 vs. 2009
	2006	2007	2008	2009	2010
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	601.8	658.9	706.2	727.7	743.7	2.2
Pemex Premium	116.3	101.3	85.7	64.1	57.8	(9.8)
Aviation fuels	0.5	0.5	0.5	0.5	0.5	0.0
Others	0.2	0.2	0.1	0.1	0.2	100.0

Total	718.9	760.9	792.6	792.4	802.2	1.2
Kerosenes
Jet fuel	61.2	67.9	65.0	55.0	55.8	1.5
Other kerosenes	1.0	0.9	0.4	0.4	0.6	50.0

Total	62.2	68.8	65.4	55.4	56.4	1.8
Diesel
Pemex Diesel	297.9	314.5	332.0	314.5	325.1	3.4
Others	46.9	43.9	50.0	44.5	46.0	3.4

Total	344.9	358.4	382.0	359.0	371.1	3.4
Fuel oil
Total	263.7	256.9	219.6	209.0	184.9	(11.5)
Other refined products
Asphalts	28.8	29.9	32.6	30.7	23.6	(23.1)
Lubricants	5.5	5.7	5.6	4.5	4.7	4.4
Paraffins	1.0	1.1	1.0	0.8	0.8	0.0
Coke	31.4	33.1	35.9	38.0	30.0	(21.1)

Total	66.7	69.8	75.0	73.9	59.1	(20.0)

Total refined products	1,456.4	1,514.8	1,534.6	1,489.7	1,473.6	(1.1)

Petrochemicals(1)	333.8	290.9	278.9	365.4	325.0	(11.1)

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.

Source: Pemex BDI.

The volume of our domestic gasoline sales increased by 1.2% in 2010, from 792.4 thousand barrels per day in 2009 to 802.2 thousand barrels per day in 2010. The volume of our domestic diesel sales increased by 3.4%, from 359.0 thousand barrels per day in 2009 to 371.1 thousand barrels per day in 2010. The volume of our domestic sales of fuel oil decreased by 11.5%, from 209.0 thousand barrels per day in 2009 to 184.9 thousand barrels per day in 2010, primarily due to a decrease in the Federal Electricity Commission’s demand for fuel oil, which they are replacing with natural gas under the official program discussed above.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout Mexico. As of October 2006, all Pemex Premium gasoline has an ultra-low sulfur content of 0.003%. Since January 2007, diesel sold at the northern border of Mexico has a sulfur content of 0.0015%. Our efforts to build and enhance our brands have also progressed during the past five years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities, as well as technical assistance in the development of marketing and customer service programs. At the end of 2010, there were 9,232 retail service stations franchised or owned by Pemex-Refining, of which 9,183 were privately owned and operated as franchises and 49 were owned by Pemex-Refining. This total number of retail service stations represented an increase of 4.9% from the 8,803 service stations as of December 31, 2009.

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

On January 7, 2009, President Calderón announced the Acuerdo Nacional en favor de la Economía Familiar y el Empleo (National Agreement in Favor of Family Economy and Employment), an agreement aimed at mitigating the effects on Mexico of the global economic crisis. The agreement suspended the periodic increases in the retail price of unleaded gasoline until December 18, 2009. From December 19, 2009 to February 5, 2010, the Mexican Government renewed these periodic price increases, which ranged from three to nine Mexican cents per liter per month. From February 6, 2010 to May 14, 2011, the Mexican Government continued these periodic price increases, which ranged from four to eight Mexican cents per liter per month.

Periodic increases in diesel prices ranged from two to eight Mexican cents per liter per month during the first seven months of 2008, and from 20 to 30 Mexican cents per liter per month from August 2008 to February 6, 2009. From February 7, 2009 to December 25, 2009, diesel prices were periodically increased by five Mexican cents per liter per month. From December 26, 2009 to May 14, 2011, the Mexican Government renewed these periodic price increases in increments of eight Mexican cents per liter per month. Despite these increases, diesel prices in Mexico have remained below most international diesel reference prices.

Since the early 1980s, the Mexican Government has also established a discount of 30% on the price at which we sell gas oil intended for domestic use to the state of Chihuahua during the months of January, February and December of each year.

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

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican Government has imposed price controls in the domestic market on PEMEX’s products.”

Investments

Over the past several years, Pemex-Refining has focused its investment program on enhancing the quality of the gasoline and diesel it produces to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crudes in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crudes we do export. In the medium term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2010, Pemex-Refining imported approximately 379 thousand barrels per day of unleaded gasoline, which represented approximately 47.2% of total domestic demand for unleaded gasoline in that year. In 2010, Pemex-Refining invested Ps. 22,636 million in capital expenditures, 22% more than its Ps. 18,526 million of capital expenditures in 2009. Of this total investment, Pemex-Refining allocated Ps. 4,633 million to the Minatitlán project, Ps. 1,990 million to its investments to expand and upgrade refineries and related installations, Ps. 4,516 million to environmental and industrial safety projects, Ps. 9,178 million to rehabilitation projects, Ps. 2,180 million to other projects and acquisitions and Ps. 139 million in preinvestment studies related to the new refinery in Tula, Hidalgo.

Clean Fuels Project. This project will be developed in our six refineries, with a first phase to include the installation of eight ultra-low sulfur gasoline (ULSG) post-treatment units, the capacities of which are set forth below by refinery. This phase of the project was carried out among 3 groups of our refineries, as follows: Tula and Salamanca (group 1); Cadereyta and Madero (group 2); and Minatitlán and Salina Cruz (group 3), with construction expected to be completed by 2013. The second phase of this project, which involves the construction of five new ultra-low sulfur diesel facilities and the reconfiguration of 17 existing units, is currently in the engineering development stage (except for Cadereyta refinery, where the engineering development phase was completed in 2010) and is expected to be completed by 2014. This project has two components: construction at the Cadereyta refinery and construction at Mexico’s remaining refineries, both of which are expected to begin in 2011. Until construction is completed, we will import ultra-low sulfur fuels in order to meet local demand.

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

Source: Pemex-Refining.

New Refinery at Tula. On August 12, 2009, with the required donation of land for the project by the government of Hidalgo having been completed, we announced the construction of a new refinery in Tula in the state of Hidalgo. The new refinery is expected to have a Maya crude oil processing capacity of 250 thousand barrels per day, and to produce approximately 142 thousand barrels per day of gasoline, 130 thousand barrels per day of diesel and 12 thousand barrels per day of jet fuel. All distilled products processed at the refinery will meet ultra-low sulfur content specifications and no fuel oil will be produced. During 2010, we spent Ps. 139 million on pre-investment studies. As of December 2010, the total estimated cost of the refinery was Ps. 152.0 billion and the project is scheduled to be completed in 2016.

Reconfiguration of the Salamanca Refinery. On April 14, 2009, the Director General of Petróleos Mexicanos also announced plans for the reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca, with a focus on residual conversion into high-value distillates (without a need for increased crude oil processing), as well as upgrading of the lubricants train to produce group II lubricants. This reconfiguration, together with the construction of the new refinery in Tula, is expected to increase the capacity and profitability of the entire national refining system. In 2009, the selection of technologies for residual conversion was performed, while the lubricants portion of the project was carried out in 2010. In addition, the engineering development phase and a related deep-cut vacuum distillation feasibility study were both completed in 2010. As of the date of this report, PEMEX is considering whether to build a coker unit, which may reduce the costs and completion time of this project.

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

The execution strategy of the Minatitlán project has been to manage it in six packages. Package No. 1 (consisting of site preparation activities) was completed in October 2005. Due to delays in the construction process during 2009, Package No. 2 (relating to utilities) was completed in early 2010 and began operations in August 2010. We now expect the four remaining packages of the project to start operations as follows: Package No. 3 (consisting of an atmospheric and vacuum unit to process 100% Maya crude oil, a catalytic cracking unit and a diesel hydrotreatment unit) in June 2011; Package No. 4 (consisting of a gas oil hydrotreatment plant, a hydrogen unit and a sulfur recovery unit) in June 2011; Package No. 5 (consisting of a delayed coking unit, an amine regenerator plant and a coker naphtha hydrotreatment unit) in July 2011 and Package No. 6 (consisting of two alkylation plants—U-18000 and U-19000) in June or July 2011. During 2010, we spent an estimated Ps. 4,633 million on the Minatitlán project.

Tuxpan Pipeline. This project is intended to help meet the increasing demand for refined products in the metropolitan area of the Mexico Valley. The total cost of the project is Ps. 3,502 million, which includes the construction of a pipeline measuring 18 inches in diameter and 109 kilometers in length, five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each and a research study to determine the best option for the discharge of refined products from tankers and pipelines to these storage tanks. ARB Arendal, S. de R.L. de C.V. began construction of the pipeline in June 2009. The pipeline is scheduled to be completed in 2011. Tradeco Infraestructura, Tradeco Industrial, ITECSA and Grupo OLRAM were, in association, awarded the contract for construction of the storage tanks, which they began in December 2009 and are scheduled to complete in November 2011. Finally, the Federal Electricity Commission conducted the research study, the results of which were delivered to us in April 2010. The Federal Electricity Commission concluded that we do not need to invest in additional discharge systems, due to our having a sufficient amount of monobuoys already in operation.

2011 Refining Investment Budget. For 2011, Pemex-Refining has budgeted Ps. 32,610 million of capital expenditures. Pemex-Refining will invest 18% of this amount to expand and upgrade refineries and related installations, 9% on the planning of the new refinery in Tula, 27% on environmental and industrial safety projects, 35% on rehabilitation projects and 12% on other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production decreased by 0.2% in 2010, from 7,031 million cubic feet per day in 2009 to 7,020 million cubic feet per day in 2010, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 0.8%, from 4,436 million cubic feet per day in 2009 to 4,472 cubic feet per day in 2010. Natural gas production associated with crude oil production accounted for 64.7% of total natural gas production in 2010, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 171 fields (or 42.2% of the 405 producing fields) accounted for 35.3% of all natural gas production in 2010. Of total natural gas production, 39.3% originated in the Marine regions, 25.1% in the Southern region and the remainder, 35.6%, originated in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemicals’ gas processing facilities. At the end of 2010, Pemex-Gas and Basic Petrochemicals owned 11 facilities.

The following facilities are located in the Southern region:

•

Nuevo Pemex. This facility contains 13 plants that together in 2010 produced 944 million cubic feet per day of dry gas, 16 thousand barrels per day of ethane, 40 thousand barrels per day of liquefied gas, 20 thousand barrels per day of naphtha and 175 thousand tons of sulfur.

•

Cactus. This facility contains 22 plants that together in 2010 produced 762 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.5%), 21 thousand barrels per day of ethane, 33 thousand barrels per day of liquefied gas, 15 thousand barrels per day of naphtha and 237 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight plants that together in 2010 produced 757 million cubic feet per day of dry gas and 242 thousand tons of sulfur.

•	La Venta. This facility contains one plant that produced 124 million cubic feet per day of dry gas in 2010.

•

Matapionche. This facility contains five plants that together in 2010 produced 45 million cubic feet per day of dry gas, one thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and five thousand tons of sulfur.

•	Morelos. This facility contains one plant in 2010 that produced 36 thousand barrels per day of ethane, 48 thousand barrels per day of liquefied gas and 12 thousand barrels per day of naphtha.

•

Cangrejera. This facility contains three plants that together in 2010 produced 31 thousand barrels per day of ethane, 40 thousand barrels per day of liquefied gas and 11 thousand barrels per day of naphtha.

•	Pajaritos. This facility contains one plant that produced 10 thousand barrels per day of ethane in 2010.

The following facilities are located in the Northern region:

•

Burgos. This facility contains nine plants that together in 2010 produced 877 million cubic feet per day of dry gas, 20 thousand barrels per day of liquefied gas and 19 thousand barrels per day of naphtha.

•

Poza Rica. This facility contains four plants that together in 2010 produced 88 million cubic feet per day of dry gas, five thousand barrels per day of ethane, three thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and eight thousand tons of sulfur.

•

Arenque. This facility contains three plants that together in 2010 produced 24 million cubic feet per day of dry gas, one thousand barrels per day of a blend of ethane and natural gas liquids, and three thousand tons of sulfur.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2010.

Natural Gas and Condensates Processing and Production(1)

	Year ended December 31,					2010 vs. 2009
	2006	2007	2008	2009	2010
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	4,153	4,283	4,240	4,436	4,472	0.8
Sour gas	3,203	3,162	3,188	3,381	3,422	1.2
Sweet gas(2)	950	1,120	1,052	1,055	1,050	(0.5)
Condensates(3)	101	79	54	51	53	3.9
Gas to natural gas liquids extraction	4,108	4,264	4,224	4,399	4,458	1.3
Wet gas	3,987	4,134	4,085	4,252	4,304	1.2
Reprocessing streams(4)	121	130	139	146	154	5.5
Production
Dry gas(5)	3,445	3,546	3,461	3,572	3,618	1.3
Natural gas liquids(6)(7)	436	405	376	378	383	1.3
Liquefied petroleum gas(6)	215	199	182	181	184	1.7
Ethane(6)	127	119	117	121	120	(0.8)
Naphtha(6)(8)	92	85	74	76	79	3.9
Sulfur(9)	711	659	660	712	670	(5.9)

Note: Numbers may not total due to rounding.

(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 7,020 million cubic feet per day of natural gas in 2010.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at various cryogenic plants.
(5)	Does not include ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes pentanes.
(9)	In thousands of tons.

Source: Pemex BDI.

Processing Capacity

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)	144	144	144	144	144
Sour natural gas	4,503	4,503	4,503	4,503	4,503
Natural gas liquids recovery plants
Cryogenics(2)	5,392	5,392	5,592	5,792	5,792
Absorption(3)	350	350	350	0	0

Total	5,742	5,742	5,942	5,792	5,792
Natural gas liquids fractionating(1)(4)	587	587	587	569	569
Processing of hydrosulfuric acid(5)	219	219	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2006, two modular cryogenic plants started operations at the Burgos complex, each with a capacity of 200 million cubic feet per day. In 2008, an additional modular cryogenic plant started operations at the Burgos complex, with a capacity of 200 million cubic feet per day. In 2009, another cryogenic plant began operations at the Burgos complex, with a capacity of 200 million cubic feet per day.
(3)	On August 31, 2009, the absorption plant at the Reynosa complex was shut down.
(4)	In 2006, the Burgos complex liquids fractionating plant number 1’s processing capacity was adjusted to four thousand barrels per day and two liquids fractionating plants began operation, each with a capacity of seven thousand barrels per day. Since August 31, 2009, the liquids fractionating plant at the Reynosa complex has been out of service.
(5)	In 2006, one sulfur recovery plant began operations at the Cangrejera complex, with a capacity of ten tons per day of sulfur production.

Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,488 million cubic feet per day in 2010, a 3.5% increase from the 2009 domestic consumption of 5,300 million cubic feet per day. The subsidiary entities consumed approximately 40.7% of the total domestic dry gas consumed in 2010, while the industrial-distributor sector consumed 20.9%, the electrical sector consumed 32.1%, the electrical autogeneration sector consumed 2.6% and the trading sector consumed 3.7%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 535.7 million cubic feet per day of natural gas in 2010, an increase of 26.9% from the 422.0 million cubic feet per day imported in 2009.

Pemex-Gas and Basic Petrochemicals also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities, as well as liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams, increased from 378 thousand barrels per day in 2009 to 383 thousand barrels per day in 2010.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 38.7 thousand barrels per day in 2010, a 4.7% decrease from the 40.6 thousand barrels per day processed in 2009. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Burgos facilities to produce naphtha and heavy naphtha.

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

In January 2009, Pemex-Gas and Basic Petrochemicals began the construction of a cryogenic plant at the Poza Rica gas processing complex (GPC), which is expected to have a processing capacity of 200 million cubic feet per day of sweet wet gas, as well as a liquids fractionating plant. The project also includes, among others installations, the construction of two storage tanks for liquid gas, each with an expected capacity of 20 thousand barrels. This cryogenic plant is scheduled to begin operating in 2012.

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

Over the five years ended December 31, 2010, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales was distributed as follows.

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year ended December 31,										2010 vs. 2009
	2006		2007		2008		2009		2010
	(in millions of pesos)(2)										(%)
Natural gas	Ps.	78,187.2	Ps.	78,933.2	Ps.	105,436.3	Ps.	58,102.1	Ps.	67,120.1	15.5
Liquefied petroleum gas		54,687.3		54,456.5		55,972.1		49,461.3		53,385.2	7.9
Petrochemicals
Hexane		392.5		344.8		484.6		367.5		278.5	(24.2)
Dissolving agents		113.9		81.6		140.9		18.2		56.0	207.7
Sulfur		247.1		236.1		1,817.7		32.4		662.8	1,945.7
Carbon black		850.6		1,038.5		1,423.6		1,149.9		1,808.9	57.3
Pentanes		75.3		63.1		115.2		73.6		144.4	96.2
Heptane		72.4		68.3		85.8		55.1		60.6	10.0
Butane		104.1		141.1		168.5		119.2		188.7	58.3
Propane		50.9		60.5		78.7		49.3		74.2	50.5
Others		6.2		3.4		—		0.2		—	—

Total Petrochemicals		1,913.2		2,037.4		4,315.0		1,865.3		3,274.2	75.5

Total	Ps.	134,787.7	Ps.	135,427.4	Ps.	165,723.4	Ps.	109,428.7	Ps.	123,779.4	13.1

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from December 31, 2006 through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factor. Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009 and 2010 are stated in nominal pesos.

Source: Pemex BDI.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2010.

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas International, Ltd.(2)	Holding company	100.00
Pasco International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.(3)	Storage and distribution of liquid sulfur	100.00
Pan American Sulphur, Ltd.(4)(5)	Storage and handling of petroleum, petrochemical and chemical products through the loading/unloading of vessels and delivering/receiving of products by pipeline or truck	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2010.
(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 3(b) to our consolidated financial statements included herein.
(3)	Pasco Terminals, Inc. is a wholly owned subsidiary company of Pasco International, Ltd.
(4)	On September 14, 2010, Pan American Sulphur, Ltd. became a wholly-owned subsidiary of Pemex-Gas and Basic Petrochemicals.
(5)	Wind-up process pending pursuant to a resolution passed by the Board of Directors of Pemex-Gas and Basic Petrochemicals in September 2010.

Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2010.

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportation of gas	50.00
CH4 Energía, S.A. de C.V.	Trading of gas	50.00

(1)	As of December 31, 2010.

Source: Pemex-Gas and Basic Petrochemicals.

Private Sector Participation in Natural Gas Distribution

The Regulatory Law provides that private and “social sector” companies may, with governmental authorization, store, distribute and transport natural gas, and may construct, own and operate natural gas pipelines, facilities and equipment.

Since 1997, the Regulatory Law has required us to provide the private sector with open access to our transportation system for distribution, ending our prior exclusive rights over the distribution lines. We continue to market natural gas and may develop natural gas storage systems.

In 1996, the Comisión Reguladora de Energía (Energy Regulatory Commission) approved the Gradual Access Program for 1996-1997, which required that we open access to our natural gas distribution system to the private sector and prohibited vertical integration between transportation and distribution. As a result, Pemex-Gas and Basic Petrochemicals’ distribution assets located within the following official distribution zones have been privatized: Chihuahua, Toluca, Saltillo, Nuevo Laredo, Río Pánuco, Norte de Tamaulipas, Distrito Federal, Valle de Cuautitlán, Texcoco, Hidalgo, Hermosillo, Monterrey, Mexicali, El Bajío, Cananea, Querétaro, La Laguna, Bajío Norte, Puebla, Tlaxcala, Guadalajara, Piedras Negras and Ciudad Juárez. As of 1999, all of our natural gas distribution pipelines were opened to private sector use and there were no further distribution assets left to divest pursuant to the program, although a portion of these assets are still held in trust and the distribution assets located within Veracruz have not yet been divested.

In addition, with respect to first-hand sales of natural gas, Pemex-Gas and Basic Petrochemicals, in coordination with the Energy Regulatory Commission, has informed customers of the advantages of moving from the current transitory payment system (which is based on the volume of natural gas transported to each customer, but does not allow the customer to reserve transportation capacity) to a new permanent payment system that provides customers with the option to reserve transportation capacity of natural gas and make payments based on the volume consumed. This new payment system will allow customers to better estimate their consumption of natural gas, as well as enhance PEMEX’s ability to manage costs and capacity related to the transportation of natural gas. Pemex-Gas and Basic Petrochemicals is prepared to operate under the new system; however, the Energy Regulatory Commission has not declared it effective and, to date, only the Federal Electricity Commission, independent power producers and customers with self-generated electric power have expressed interest in moving to the new system.

Pricing Decrees

Natural gas prices for domestic sale are calculated in accordance with directives issued by the Energy Regulatory Commission on July 20, 2009 and the related Resolutions of December 20, 2010 and March 3, 2011. These prices reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

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

In January 2010, the Mexican Government issued a decree establishing the maximum weighted average end-user price of LPG before taxes of Ps. 8.08 per kilogram. Subsequently, from February 2010 to May 2011, the maximum price was increased by five Mexican cents per kilogram per month before taxes.

The Mexican Government could modify these price controls or impose additional price controls in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican Government has imposed price controls in the domestic market on PEMEX’s products.”

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

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 3,887 million in 2010, as compared to Ps. 3,941 million in 2009, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2011, the Mexican Government has approved Ps. 5,194 million in nominal terms of capital expenditures for Pemex-Gas and Basic Petrochemicals, including Ps. 1,236 million for the cryogenic plant at the Poza Rica GPC.

Cryogenic Plant at the Poza Rica GPC

In order to provide the infrastructure necessary to process the wet natural gas produced by the Aceite Terciario del Golfo project, Pemex-Gas and Basic Petrochemicals is constructing at the Poza Rica GPC a cryogenic plant, which will have a processing capacity of 200 million cubic feet per day of sweet wet gas, and a liquids fractionating plant, which will be located on Pemex-Gas and Basic Petrochemicals’ property and will utilize the facilities of the Poza Rica GPC. This project also includes, among others, the construction of two storage tanks for liquid gas, each with a capacity of 20 thousand barrels, an ecological burner, an effluent treatment plant and supporting infrastructure. The tender for this project was awarded on May 15, 2009 to ICA Flúor Daniel and Linde Process Plants, Inc., in association, with the contract signed on June 12, 2009. Construction began on August 17, 2009, and the project is scheduled to be completed in June 2012. The project has been modified to reflect the 2011 planning cycle and the revised projections of the natural gas supply expected to be produced from the Aceite Terciario del Golfo project.

Electric Energy Cogeneration Program

As part of our Programa de Cogeneración de Energía Eléctrica (Electric Energy Cogeneration Program), we launched an international tender for the construction of our first large-scale cogeneration plant at the Nuevo Pemex GPC in the state of Tabasco on August 28, 2008. Pemex-Gas and Basic Petrochemicals will be able to use the electric energy generated by the plant at the GPC, and may use any surplus electric energy production in other PEMEX facilities. In addition, this large-scale cogeneration project will allow Pemex-Gas and Basic Petrochemicals to replace inefficient equipment at the end of its useful life.

The Electric Energy Cogeneration Program is a two-stage program. In the short term, the program is intended to permit us to reduce our reliance on energy supplied by the Federal Electricity Commission. Over the medium and long term, we expect that this large-scale cogeneration project will permit us to sell excess energy production to the Federal Electricity Commission. See “Item 4—Information on the Company—History and Development.”

Petrochemicals

Capacity

At the end of 2010, Pemex-Petrochemicals owned the following: seven petrochemical complexes; one petrochemical unit for the production of non-basic petrochemical products. Pemex-Petrochemicals had a total installed capacity of 10,939 thousand tons of petrochemical products per year in 2010.

Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below.

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
	2006	2007	2008	2009	2010(1)
	(in thousands of tons)
Petrochemical Facility
Cosoleacaque	4,975	4,975	4,975	4,975	2,150
Cangrejera	3,280	3,280	4,214	4,137	4,438
Morelos	2,263	2,263	2,575	2,575	2,261
Pajaritos	1,021	1,021	1,244	1,244	1,758
Escolín	337	337	337	337	55
San Martín Texmelucan	288	288	286	286	222
Camargo	333	333	333	333	—
Tula	76	76	68	68	55

Total	12,571	12,571	14,034	13,955	10,939

Note:	Numbers may not total due to rounding.
(1)	Beginning in 2010, total capacity includes only capacity from those plants in operation, and not those in a stand-by status, which had been included in previous years.

Source: Pemex BDI.

Production

Pemex-Petrochemicals manufactures various non-basic petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer, ethylene oxide and glycols;

•	aromatics and their derivatives, such as high octane hydrocarbon, paraxylene, styrene, benzene, toluene and xylenes;

•	propylene chain and its derivatives, such as acrylonitrile and propylene;

•	other products, such as oxygen, nitrogen, hexane, heptane, pyrolysis liquids, specialty petrochemical products, hydrochloric acid and muriatic acid; and

•	petroleum derivatives chain, such as octane base gasoline, amorphous gasoline, naphtha gas and heavy naphtha.

The total annual production of Pemex-Petrochemicals in 2010 was 8,943 thousand tons. Our combined total annual petrochemical production (including all subsidiaries) increased by 10.3%, from 11,956 thousand tons in 2009 to 13,188 thousand tons in 2010. Of this amount, Pemex-Petrochemicals produced 8,943 thousand tons, representing a 17.9% increase from Pemex-Petrochemicals’ production of 7,587 thousand tons of petrochemical products in 2009. The remainder of these petrochemical products was produced by Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The increase in petrochemical production was a result of increased production of: (1) methane derivatives, mainly from improved performance of the ammonia plants at the Cosoleacaque petrochemical complex; (2) methanol by the methanol II plant at the Independencia petrochemical complex, which resumed production in November of 2010 (the plant did not operate during 2009); (3) ethane derivatives, in particular, ethylene oxide and glycols, due to the integration of the ethylene oxide project at the Morelos petrochemical complex in 2009 and improved performance of the vinyl chloride monomer plant at the Pajaritos petrochemical complex; (4) the aromatics chain, due to the replacement of crude oil with imported naphtha and natural gasoline as the raw material to be used in production of refined products at our aromatics facilities, which resulted in increased production of benzene, toluene, xylenes and gasolines; and (5) the propylene chain, due to the acrylonitrile plant having resumed production in the last quarter of 2009.

For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2010.

Pemex-Petrochemicals Production

	Year ended December 31,					2010 vs. 2009
	2006	2007	2008	2009	2010
	(in thousands of tons per year)					(%)
Liquids
Hexanes	53	56	54	46	51	10.9
Heptanes	14	13	23	20	20	0.0

Total	68	69	77	66	71	7.6
Other inputs
Oxygen	447	410	455	445	460	3.4
Nitrogen	117	106	135	149	167	12.1
Hydrogen	167	161	148	110	159	44.5

Total	731	677	738	704	786	11.6
Petrochemicals
Methane derivatives	1,404	1,859	2,202	1,962	2,282	16.3
Ethane derivatives	2,748	2,607	2,604	2,695	2,831	5.0
Aromatics and derivatives(1)	1,089	1,338	1,354	1,233	1,042	(15.5)
Propylene and derivatives	24	47	17	31	84	171.0
Petroleum derivatives(1)	—	—	—	—	610	—
Others(1)	338	708	707	767	1,094	42.6

Total	5,603	6,559	6,884	6,688	7,943	18.8
Other products
Hydrochloric acid	126	141	93	92	109	18.5
Muriatic acid	44	50	49	37	34	(8.1)

Total	170	191	142	129	144	11.6

Subtotal	6,572	7,496	7,841	7,587	8,943	17.9

Refined products(2)	n.a.	5,068	5,323	3,899	—	—

Total(3)	6,572	12,565	13,164	11,486	8,943	(22.1)

Notes: Numbers may not total due to rounding.

n.a. = not applicable.

(1)	In 2010, petrochemical products were reorganized between the aromatics and derivatives chain and the “others” chain. In addition, a new chain, named petroleum derivatives, was created. In 2009, the aromatics and derivatives chain included the following products: heavy aromatics, aromina 100, benzene, styrene, ethyl benzene, fluxoil, amorphous gasoline, octane base gasoline, high octane hydrocarbon, orthoxylene, paraxylene, solcan, toluene and xylenes. However, in 2010, amorphous gasoline and octane base gasoline were moved from the aromatics and derivatives chain to the petroleum derivatives chain, which also consisted of amorphous gasoline, octane base gasoline, naphtha gas and heavy naphtha. The latter two products had previously belonged to the “others” chain.
(2)	Refined products produced at these plants consisted almost entirely of virgin stock, which is a residual by-product that results from the use of crude oil as the raw material in production in the aromatics chain. Beginning in 2010, Pemex-Petrochemicals replaced crude oil as the raw material in production of refined products with naphtha and natural gasoline, thereby eliminating virgin stock production. Accordingly, as of 2010, Pemex-Petrochemicals no longer produces any refined products.
(3)	Figures include petrochemical products used as raw materials in the manufacturing of other petrochemical products.

Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 2,462 million in 2010 in capital expenditures, which was allocated among the following ongoing projects as follows: Ps. 1,353 million for the modernization and expansion of capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves the use of new technology in the conversion of naphthas to aromatics, such as the use of a continuous catalytic regeneration reactor; Ps. 223 million for maintaining production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 57 million for the modernization and optimization of the Auxiliary Services Infrastructure I at the Morelos petrochemical complex; Ps. 56 million for the modernization and expansion of production capacity of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase production of ethylene oxide from 225 thousand tons per year to 360 thousand tons per year; Ps. 53 million for maintaining production capacity of the aromatics train II at the Cangrejera petrochemical complex; and Ps. 719 million for other modernization, optimization and infrastructure projects.

Pemex-Petrochemicals’ 2011 budget includes Ps. 3,303 million in capital expenditures, of which Ps. 1,209 million has been allocated for the modernization and expansion of production capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves new technology in the reforming of naphthas to aromatics using a continuous catalytic regeneration reactor; Ps. 121 million for maintaining production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 71 million for the modernization and expansion of capacity of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase the production of ethylene oxide from 225 thousand tons per year to 360 thousand tons per year; Ps. 43 million for maintaining production capacity of aromatics train II at the Cangrejera petrochemical complex; Ps. 3 million for the modernization and optimization of the Auxiliary Services Infrastructure I at the Morelos petrochemical complex; and Ps. 1,855 million for other modernization, optimization and infrastructure projects.

Domestic Sales

In 2010, the value of the domestic sales of Pemex-Petrochemicals’ petrochemical products increased by 28.8%, from Ps. 19,329.3 million in 2009 to Ps. 24,898.3 million in 2010. This increase was primarily due to higher prices of petrochemical products and increased sales of ethylene oxide, glycols and acrylonitrile.

Over the five years ended December 31, 2010, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below. The sales of petrochemical products by Pemex-Gas and Basic Petrochemicals and Pemex-Refining, respectively, are included under “—Gas and Basic Petrochemicals” and “—Refining” above.

Value of Domestic Sales(1)

	Year ended December 31,										2010 vs. 2009
	2006		2007		2008		2009		2010
	(in millions of pesos)(2)										(%)
Petrochemical Product
Ethane derivatives	Ps.	11,663.1	Ps.	11,742.2	Ps.	14,137.8	Ps.	11,983.9	Ps.	15,899.2	32.7
Aromatics and derivatives		6,050.7		5,898.5		5,335.1		2,704.0		2,725.5	0.8
Methane derivatives		2,786.9		3,124.9		5,438.8		3,895.0		4,465.8	14.7
Propylene and derivatives		352.6		346.8		386.6		400.5		1,441.3	259.9
Others		278.5		311.8		525.3		345.9		366.5	6.0

Total	Ps.	21,131.8	Ps.	21,424.2	Ps.	25,823.5	Ps.	19,329.3	Ps.	24,898.3	28.8

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from 2006 through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factor. Figures as of December 31, 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009 and 2010 are stated in nominal pesos.

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

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,360.5 thousand barrels per day of crude oil in 2010, which represented 52.8% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2006		2007		2008		2009		2010
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	231	13	173	10	130	9	143	12	212	16
Isthmus (API gravity of 32°-33°)	68	4	41	2	23	2	14	1	75	6
Maya (API gravity of 21°-22°)	1,480	83	1,460	87	1,240	88	1,052	86	1,065	78
Altamira (API gravity of 15.0°-16.5°)	14	1	13	1	11	1	13	1	9	1

Total	1,793	100	1,686	100	1,403	100	1,222	100	1,361	100

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

Source: PMI operating statistics.

	Year ended December 31,
	2006		2007		2008		2009		2010
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S. $	64.67	U.S. $	70.89	U.S. $	99.37	U.S. $	65.79	U.S. $	79.58
Isthmus		57.29		69.92		81.09		63.38		78.63
Maya		51.10		60.38		82.92		56.22		70.48
Altamira		45.75		53.71		79.69		53.50		68.79
Weighted average realized price	U.S. $	53.04	U.S. $	61.64	U.S. $	84.38	U.S. $	57.42	U.S. $	72.33

Source: PMI operating statistics.

Geographic Distribution of Export Sales

In 2010, 83.9% of PMI’s sales of our crude oil exports were to customers located in the United States. As of December 31, 2010, PMI had 24 customers in 10 countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, China, Canada and India.

The following table sets forth our crude oil export sales by country for the five years ended December 31, 2010.

Crude Oil Exports by Country

	Percentage of Exports
	2006	2007	2008	2009	2010
United States	80.3%	80.2%	81.3%	86.8%	83.9%
Spain	8.0	7.4	8.8	6.6	8.9
Netherlands Antilles	4.3	4.1	2.6	—	—
India	1.8	2.1	2.5	2.5	1.7
Canada	2.0	1.8	1.8	1.7	1.8
Others	3.5	4.4	3.1	2.4	3.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

Source: PMI operating statistics.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2010. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2006		2007		2008		2009		2010
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,477	82	1,383	82	1,166	83	1,071	88	1,165	86
Europe	171	10	163	10	145	10	104	9	132	10
Central and South America	113	6	104	6	57	4	12	1	14	1
Far East	32	2	35	2	35	2	35	3	49	4

Total	1,793	100	1,686	100	1,403	100	1,222	100	1,361	100

Olmeca (API gravity of 38°-39°)
United States and Canada	214	12	160	9	115	8	136	11	201	15
Others	17	1	13	1	14	1	7	1	11	1

Total	231	13	173	10	130	9	143	12	212	16

Isthmus (API gravity of 32°-33°)
United States and Canada	41	2	16	1	12	1	8	1	53	4
Others	27	1	25	2	11	1	7	—	22	2

Total	68	4	41	2	23	2	14	1	75	6

Maya (API gravity of 21°-22°)
United States and Canada	1,208	67	1,195	71	1,028	73	917	75	903	66
Others	272	15	265	16	212	15	135	11	162	12

Total	1,480	83	1,460	87	1,240	88	1,052	86	1,065	78

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	14	1	13	1	11	1	11	1	9	1
Others	1	—	—	—	—	—	2	—	0	—

Total	14	1	13	1	11	1	13	1	9	1

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

Beginning in 1998, PMI entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil. Under these agreements, PMI provided purchasers with certain support mechanisms to protect, in certain adverse market conditions, the purchasers’ investments. In addition, these long-term crude oil supply agreements promote our strategy of increasing the export value of Mexican heavy crude oil in relation to the value of other types of crude oil by creating incentives for refiners to invest in new high-conversion refineries, which are capable of upgrading a significant portion of the residue produced from processing Maya and Altamira crude oil.

Upon the expiration of these contracts, and in order to continue taking advantage of the created high-conversion capacity, the commercial relationships have continued under evergreen contracts that do not contain support mechanisms.

As of this date, only three long-term heavy crude oil supply contracts, with no support mechanisms, are still in force:

•

An agreement among PMI, Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, and P.M.I. Norteamérica, S.A. de C.V., executed on May 1, 1999, to supply the Deer Park refinery joint venture with a total of approximately 200 thousand barrels per day of Maya crude oil, 50 thousand barrels of which were under the support mechanism for such contract for a period of seven years following project completion, which occurred in April 2001. Effective May 2008, the support mechanism ended, and the contract volume was reset at 220 thousand barrels per day from 2009 to 2011. This agreement will expire in 2023.

•

An agreement with Hunt Crude Oil Supply Company, signed on December 19, 2005, to supply its refinery in Tuscaloosa, Alabama with approximately 14 thousand barrels per day of Altamira crude oil for a period of five years following project completion, which occurred in June 2007.

•

An agreement with Chevron Products Company, a division of Chevron U.S.A. Inc., signed on October 1, 2008, to supply its refinery in Pascagoula, Mississippi with approximately 145 thousand barrels per day of Maya crude oil for a period of three years, with an option to extend this agreement for an additional year subject to the express agreement of both parties.

We expect to fulfill the majority of these supply commitments with both proved developed and proved undeveloped reserves.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2010.

Volume of Exports and Imports

	Year ended December 31,					2010 vs. 2009
	2006	2007	2008	2009	2010
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	230.6	172.7	129.6	143.5	211.7	47.5
Isthmus	68.3	41.1	23.0	14.2	74.9	427.5
Altamira	14.3	12.7	10.6	12.5	8.6	(31.2)
Maya	1,479.5	1,459.6	1,240.0	1,052.0	1,065.3	1.3

Total crude oil	1,792.7	1,686.1	1,403.4	1,222.1	1,360.5	11.3
Natural gas(1)	32.7	138.7	107.4	66.5	19.3	(71.0)
Petroleum products	188.2	176.9	184.1	244.8	194.5	(20.5)
Petrochemical products(2)(3)	823.7	746.0	539.6	779.4	697.6	(10.5)
Imports
Natural gas(1)	451.0	385.6	447.1	422.0	535.7	26.9
Petroleum products	431.1	494.0	548.2	506.4	627.9	24.0
Petrochemical products(2)(4)	435.6	425.1	439.8	568.3	394.9	(30.5)

Note:	Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.
(1)	Fuel oil equivalent. Numbers expressed in millions of cubic feet per day.
(2)	Thousands of metric tons.
(3)	Includes propylene.
(4)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics and Pemex-Gas and Basic Petrochemicals.

Crude oil exports increased by 11.3% in 2010, from 1,222.1 thousand barrels per day in 2009 to 1,360.5 thousand barrels per day in 2010, mainly due to (i) the replacement of crude oil with naphtha and natural gasoline as raw materials in the production of refined products by Pemex-Petrochemicals at the Cangrejera petrochemical complex, as well as (ii) a decrease in Pemex-Refining’s requirements for crude oil, resulting from an intensive maintenance program and operational issues at its facilities.

Natural gas imports increased by 26.9% in 2010, from 422.0 million cubic feet per day in 2009 to 535.7 million cubic feet per day in 2010, due to increased domestic consumption of dry gas, which made it necessary to increase natural gas imports. We exported 19.3 million cubic feet per day of natural gas in 2010, a decrease of 71.0% as compared to natural gas exports in 2009 of 66.5 million cubic feet per day.

In 2010, exports of petroleum products decreased by 20.5%, from 244.8 thousand barrels per day in 2009 to 194.5 thousand barrels per day in 2010, due to decreased sales of virgin stock, diesel, liquefied petroleum gas and jet fuel. Imports of petroleum products increased by 24.0% in 2009, from 506.4 thousand barrels per day in 2009 to 627.9 thousand barrels per day in 2010, due to increased domestic demand for ultra-low sulfur gasoline and diesel. As of January 2007, clean fuels specifications for gasoline and diesel for transportation were established in Mexico. Since that time, imports of ultra-low sulfur diesel and ultra-low sulfur premium gasoline have been required to meet domestic demand.

During 2011, imports of petroleum products, specifically gasoline, aviation gasoline, low and ultra-low sulfur diesel and low-sulfur fuel oil, are expected to increase as a result of increased demand from the Federal Electricity Commission, as well as a decrease in naphtha imports due to an expected increase in the reforming margin. We expect exports of most petroleum products to decrease during 2011, in particular fuel oil, due to operation of the coker unit at the Minatitlán refinery beginning in August 2011, which will reduce the amount of residual products such as fuel oil available for export. This decrease in petroleum products exports is expected to be offset by slight increases in exports of heavy naphtha, high-sulfur fuel oil and jet fuel.

P.M.I. Trading, Ltd. sells refined and petrochemical products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2010.

Value of Exports and Imports(1)

	Year ended December 31,										2010 vs. 2009
	2006		2007		2008		2009		2010
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S. $	5,443.4	U.S. $	4,469.1	U.S. $	4,712.2	U.S. $	3,444.8	U.S. $	6,149.2	78.5
Isthmus		1,427.9		1,049.9		683.1		327.4		2,148.9	556.4
Altamira		238.4		248.7		309.2		244.3		216.3	(11.5)
Maya		27,597.1		32,169.9		37,637.1		21,588.9		27,473.3	27.3

Total crude oil(2)	U.S. $	34,706.8	U.S. $	37,937.5	U.S. $	43,341.5	U.S. $	25,605.4	U.S. $	35,987.7	40.5
Natural gas		71.8		350.5		316.3		103.5		31.9	(69.2)
Petroleum products		3,758.0		4,116.6		5,706.6		4,891.8		5,132.0	4.9
Petrochemical products		352.6		297.1		384.1		175.7		272.1	54.9

Total natural gas and products	U.S. $	4,182.4	U.S. $	4,764.2	U.S. $	6,407.0	U.S. $	5,171.0	U.S. $	5,436.0	5.1

Total exports	U.S. $	38,889.2	U.S. $	42,701.7	U.S. $	49,748.5	U.S. $	30,776.4	U.S. $	41,423.7	34.6

Imports
Natural gas	U.S. $	1,134.5	U.S. $	995.7	U.S. $	1,423.6	U.S. $	632.8	U.S. $	939.2	48.4
Petroleum products		12,007.4		15,700.0		21,882.5		12,884.9		20,312.3	57.6
Petrochemical products		264.8		278.9		350.5		301.4		302.7	0.4

Total imports	U.S. $	13,406.8	U.S. $	16,974.6	U.S. $	23,656.6	U.S. $	13,819.0	U.S. $	21,554.2	56.0

Net exports	U.S. $	25,482.4	U.S. $	25,727.1	U.S. $	26,091.9	U.S. $	16,957.4	U.S. $	19,869.5	17.2

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in our financial statements because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source: PMI operating statistics, which are based on information in bills of lading, and Pemex-Gas and Basic Petrochemicals.

Imports of natural gas increased in value by 48.4% during 2010, mainly as a result of increased domestic consumption of dry gas and higher natural gas prices.

The following table describes the composition of our imports and exports of selected refined products in 2008, 2009 and 2010.

Imports and Exports of Selected Petroleum Products

	Year ended December 31,
	2008		2009		2010
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Imports
Gasoline(1)	347.4	63.4	327.6	64.7	414.8	66.1
Fuel oil	32.9	6.0	38.7	7.6	12.5	2.0
Liquefied petroleum gas(2)	88.6	16.2	80.2	15.8	78.7	12.5
Diesel	67.3	12.3	47.8	9.4	106.5	17.0
Others	11.9	2.2	12.1	2.4	15.5	2.5

Total	548.2	100.0%	506.4	100.0%	627.9	100.0%

Exports
Gasoline(3)	68.3	37.1	71.3	29.1	67.9	34.9
Diesel	1.4	0.8	4.8	2.0	0.4	0.2
Liquefied petroleum gas(2)	0.1	0.1	1.1	0.4	0.1	0.1
Jet fuel	5.7	3.1	4.2	1.7	1.3	0.7
Fuel oil	58.0	31.5	122.3	50.0	124.0	63.8
Others	50.6	27.4	41.2	16.8	0.7	0.4

Total	184.1	100.0%	244.8	100.0%	194.5	100.0%

Notes: Numbers may not total due to rounding.

tbpd = thousand barrels per day.

(1)	Includes methyl tert-butyl ether (MTBE), naphtha and pentanes.
(2)	Includes butanes.
(3)	Includes gasoline and blendstock.

Source: PMI operating statistics based on INCOTERMS (International Commercial Terms).

In 2010, imports of petroleum products increased both in value, by 57.6%, and in volume, by 24.0%. These increases were due to growing demand for ultra-low sulfur gasoline and diesel. Production from the national refining system decreased slightly with respect to previous years, leading to increased demand for imported products. Exports of petroleum products increased in value by 4.9% in 2010, in line with higher prices of these products in the international market. Our net imports of petroleum products for 2010 totaled U.S. $15,180.3 million, an 89.9% increase from our net imports of petroleum products of U.S. $7,993.1 million in 2009.

For the three years ended December 31, 2010, our imports and exports of selected petrochemicals were as follows.

Imports and Exports of Selected Petrochemicals

	Year ended December 31,
	2008		2009		2010
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Imports
Isobutane-butane-hexane-1	175.6	39.9	166.6	29.3	103.9	26.3
Methanol	149.7	34.0	185.2	32.6	157.6	39.9
Ammonia	29.3	6.7	107.7	19.0	63.8	16.2
Xylenes	29.7	6.8	31.8	5.6	0.0	0.0
Toluene	36.8	8.4	42.1	7.4	0.0	0.0
Others	18.7	4.2	34.9	6.1	69.6	17.6

Total	439.8	100.0%	568.3	100.0%	394.9	100.0%

Exports
Sulfur	320.3	59.4	570.0	73.1	436.4	62.6
Ammonia	95.7	17.7	—	—	—	—
Ethylene	10.1	1.9	96.9	12.4	18.5	2.7
Polyethylenes	65.0	12.1	72.2	9.3	44.7	6.4
Others	48.4	9.0	40.3	5.2	197.9	28.4

Total	539.6	100.0%	779.4	100.0%	697.6	100.0%

Notes: Numbers may not total due to rounding.

tmt = thousand metric tons.

Exports include propylene. Imports include isobutane, butane and N-butane.

Source: PMI operating statistics based on INCOTERMS.

In 2010, our exports of petrochemical products decreased by 10.5%, from 779.4 thousand metric tons in 2009 to 697.6 thousand metric tons in 2010, while imports of petrochemical products also decreased by 30.5%, from 568.3 thousand metric tons in 2009 to 394.9 thousand metric tons in 2010. Petrochemical exports decreased in 2010 due to lower sales of ethylene, polyethylenes and sulfur. Imports of petrochemical products decreased in 2010, due to lower demand for ammonia, isobutane and methanol.

Hedging Operations

P.M.I. Trading, Ltd. engages in hedging operations to cover its price exposure in the trading of petroleum products, as well as to protect the revenues of other companies within the PMI Group and to ensure the fulfillment of contractual obligations. The internal policies of P.M.I. Trading, Ltd. establish a limit on the maximum capital at risk. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include a risk comptroller responsible for ensuring compliance, an internal auditing department and a risk management committee. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Hydrocarbon Price Risk.”

Transportation and Distribution

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and our refineries and petrochemical plants with Mexico’s major cities. At the end of 2010, our pipeline network measured approximately 66,670 kilometers in length. Of these pipelines, 53,360 kilometers are currently operational and 13,310 kilometers are out of operation. Most of the pipelines out of operation are classified as being in “stand-by” status, which occurs when there is a decline in production in a field where the pipeline is located or when transportation service is irregular, making operation of the pipeline unprofitable. Once production is restored in such field, we change the status of the pipelines back to “operational.” Approximately 7,791 kilometers of the pipelines currently in operation transport crude oil, 8,384 kilometers transport petroleum products and petrochemicals, 11,996 kilometers transport natural gas, 1,814 kilometers transport LPG, 1,789 kilometers transport basic petrochemicals, 12,853 kilometers are crude oil and natural gas gathering pipelines, 20,557 kilometers are production lines (discharge lines) and 1,486 kilometers correspond to other services, including aqueducts. Ownership of the pipelines is distributed among the subsidiary entities according to the products they transport.

Petróleos Mexicanos has been working to implement a Pipeline Integrity Management Plan, which provides that detailed records covering all periods from the design stage to current conditions must be maintained in order to ensure that optimal investments are being made in pipelines. The Pipeline Integrity Management Plan is derived from the guidelines of American Petroleum Institute (API) Standard 1160, “Managing System Integrity for Hazardous Liquid Pipelines,” American Society of Mechanical Engineers (ASME) B31.8S, “Managing System Integrity of Gas Pipelines” and the Official Mexican Standard NOM-027-SESH-2010, “Integrity Management of Hydrocarbons Collection and Transportation Pipelines” (which we refer to as NOM-027), which became effective in June 2010.

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

Petróleos Mexicanos and the subsidiary entities have made considerable progress in satisfying the requirements of NOM-027 concerning risk assessment. We have analyzed 72% of our pipeline network in length terms, undertaking at the same time several of the measures relating to the other stages of the Pipeline Integrity Management Plan. In addition, we have satisfied the documentation requirements of this standard.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to various risks, including the risks of leaks and spills, explosions and theft. In 2010, we incurred a total of U.S. $8,406 million in expenditures for the remediation and maintenance of our pipeline network and we have budgeted an additional U.S. $2,972 million for expenditures in 2011. For more information on recent problems with our pipeline network, see “Item 3—Key Information—Risk Factors—Risk Factors Related to the Operations of PEMEX—PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror” and “—Environmental Regulation—Environmental Liabilities” below.

During 2010, we transported approximately 134.0 billion tons per kilometer of crude oil to be processed in our refining system and petroleum products to satisfy domestic demand, as compared to the 76.8 billion tons per kilometer carried in 2009. Of the total amount we transported in 2010, we carried 77% through pipelines, 18% by vessels and the remainder by train tank cars as well as tank trucks.

At the end of 2010, we owned eight refined product tankers and leased another 12. We also owned 77 major wholesale storage centers, 15 liquefied gas terminals, five maritime terminals and 10 dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute our hydrocarbon transportation and distribution infrastructure.

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

Insurance

We maintain a comprehensive property and civil liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered, as are all of our offshore assets, such as drilling platforms, rigs, gas gathering systems, maritime terminals and production facilities. Our insurance covers risks of sudden and accidental physical damage to or destruction of our properties, as well as against all risk of physical loss, including as a consequence of purposeful terrorist acts. This insurance also provides coverage for the contents of pipelines, storage facilities and wells, and any liabilities of PEMEX arising from such acts. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnity insurance for our full marine fleet, as well as life insurance, automobile and heavy equipment insurance, and cargo and marine hull insurance.

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

During 2011, we plan to increase our deep water exploratory and drilling activities. Accordingly, we are developing a new insurance program to cover potential property damage, third-party liability and control of well risks related to these activities. Under this new program, we will maintain coverage for each deep water well drilled, and the limits will be determined based on the risk profile of the corresponding well. This policy will have an aggregate limit of U.S. $2.35 billion, which represents the maximum amount of coverage we have been able to secure in the international reinsurance markets. In addition, we currently maintain coverage of up to U.S. $500 million for third-party liability relating to all of our operations. Under the proposed program, our coverage for third-party liability relating to deep water activities would be supplemented by approximately U.S. $750 million. The proposed program also contemplates additional coverage for environmental liabilities and remediation activities relating to deep water exploration and drilling. Finally, under our current contractual structures, we and our third-party service providers and contractors are responsible for any claims or losses arising from the actions of our or their own employees, respectively. Also, pursuant to this contractual structure, neither we nor our third-party service providers or contractors have a right of subrogation with respect to personal injury or wrongful death claims filed by or on behalf of our or their respective employees.

All PEMEX insurance policies are in turn reinsured through Kot Insurance Company, AG, which we refer to as Kot AG. Kot AG is a wholly owned subsidiary company organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company, Ltd.), which is used as a risk management tool to structure and distribute risks across the international reinsurance markets. The purpose of Kot AG is to reinsure policies of the local insurance carriers of Petróleos Mexicanos and maintain control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 96.8% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and maintain its creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. Kot AG’s net risk retention is capped at U.S. $120 million and is diversified across different reinsurance coverages to mitigate potential aggregation factors.

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

Reserves

Under Mexican law, all crude oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Pemex-Exploration and Production has the exclusive right to exploit those reserves under the Petróleos Mexicanos Law and related laws and regulations. Our estimates of Mexico’s hydrocarbon reserves are described under “—Exploration and Production—Reserves” above.

GENERAL REGULATORY FRAMEWORK

The Mexican Government and its ministries closely regulate and supervise our operations. The Secretaría de Energía (Ministry of Energy) monitors our activities and the Secretary of Energy acts as the chairperson of the Board of Directors of Petróleos Mexicanos. The SHCP approves the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities. The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its budget, which the Chamber of Deputies must approve each year. The Mexican Government is not, however, liable for the financial obligations that we incur.

Under the Petróleos Mexicanos Law, Petróleos Mexicanos each year, beginning with the 2009 fiscal year, provides to the SHCP, through the Ministry of Energy, its projected financial balance for each of the next five years. If Petróleos Mexicanos complies with these annual balance goals, and if its wage and salary expenditures have not increased, then the Board of Directors of Petróleos Mexicanos will be permitted to approve adjustments to its own budget and those of the subsidiary entities without approval from the SHCP. If these same conditions are met, the Board of Directors of Petróleos Mexicanos will also be permitted to authorize, without SHCP approval, increases in the expenditures of Petróleos Mexicanos and the subsidiary entities to the extent that their revenues exceed the amounts contemplated in the budget.

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

The National Hydrocarbons Commission Law, which became effective on November 29, 2008, provides for the establishment of the NHC, which is responsible for regulating and supervising hydrocarbons exploration and exploitation as well as the processing, transportation and storage activities directly related to exploration and exploitation projects. On August 28, 2009, the Reglamento Interno de la Comisión Nacional de Hidrocarburos (Internal Regulation of the National Hydrocarbons Commission) was published in the Official Gazette of the Federation. On December 21, 2009, an amendment to the Internal Regulation of the NHC was published in the Official Gazette of the Federation, which became effective on December 22, 2009. This regulation establishes, among other things, the National Hydrocarbons Commission’s organizational structure and the activities to be performed by its respective areas.

The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the ASF) reviews annually the Cuenta Pública (Public Account) of the Mexican Government entities, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances, the observed issues are explained and clarified. The financial information provided to the ASF is prepared in accordance with Mexican Governmental Standards applicable to Mexican public sector entities, which differ in several respects from Mexican FRS. As a result, our financial statements included herein reflect different financial data than those included in the Public Account.

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, Petróleos Mexicanos and the subsidiary entities are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection), which we refer to as the Environmental Law, which was amended on January 28, 2011, the regulations issued thereunder and several technical environmental norms issued by the SEMARNAT. We are also subject to the Law of Use of Renewable Energy and Financing of the Energy Transition, as well as the Sustainable Use of Energy Law, each of which became effective on November 29, 2008. The Secretaría de Salud (Ministry of Health), the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation), the Secretaría de Marina (Ministry of the Navy) and the Ministry of Energy assist the SEMARNAT in its functions. In addition, Petróleos Mexicanos and the subsidiary entities are subject to the environmental laws and regulations issued by the governments of each state of Mexico where our facilities are located.

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

Mexico generally updates and revises its environmental regulatory framework as necessary, and we participate with the Mexican Government in developing environmental regulations that are related to our activities. The Law of Use of Renewable Energy and Financing of the Energy Transition and the Sustainable Use of Energy Law are designed to further Mexico’s transition to cleaner, more environmentally friendly fuels and renewable energy sources. On January 30, 2006, the SEMARNAT issued Official Mexican Standard NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. In order to comply with this Standard, we will be required to meet certain targets for the optimal use of energy in all of our processes and activities as well as to meet domestic market demand for low-sulfur fossil fuels.

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

Federal and state authorities in Mexico may inspect any facility to determine compliance with the Environmental Law, local environmental laws, regulations and technical environmental regulations. Violations or non-compliance with environmental standards may result in the application of substantial fines, temporary or permanent shutdown of a facility, required capital expenditures to minimize the effect of our operations on the environment, cleanup of contaminated land and water, cancellation of a concession or revocation of authorization to carry out certain activities and, in certain cases, criminal prosecution of employees and individuals. See

“Item 3—Key Information—Risk Factors—Risk Factors Related to the Operations of PEMEX—PEMEX’s compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.”

On November 28, 2007, the SEMARNAT issued NOM-148-SEMARNAT-2006 (which we refer to as NOM-148), which establishes standards for sulfur recovery in all refineries. The refineries currently in compliance with NOM-148 are located in Cadereyta, Nuevo León; Ciudad Madero, Tamaulipas; Minatitlán, Veracruz; Tula, Hidalgo; Salamanca, Guanajuato and Salina Cruz, Oaxaca. Compliance with NOM-148 resulted in costs to Petróleos Mexicanos and the subsidiary entities of approximately Ps. 359 million in 2008, Ps. 567 million in 2009 and Ps. 408 million in 2010, related to the rehabilitation, optimization and construction of new sulfur recovery plants and the construction of new plants and their corresponding installations. We expect to spend an additional Ps. 1,085 million in 2011 to maintain and bring our remaining facilities into compliance with NOM-148.

Global Climate Change

In May 2007, the Federal Executive Office submitted its Estrategia Nacional de Cambio Climático (National Climate Change Strategy), which identified various opportunities to mitigate and adapt to climate change, as well as noted Mexico’s participation in the international community with respect to climate change awareness.

Since the National Climate Change Strategy was published, we have worked with the various government offices that participate in the Comisión Intersecretarial de Cambio Climático (Inter-Ministry Climate Change Commission) to develop the Programa Especial de Cambio Climático 2009-2012 (Special Climate Change Program for 2009-2012, which we refer to as the PECC). We participated, with the Ministry of Energy, in the development of the portion of the PECC relating to the Energy Sector. We helped establish goals for the reduction of emissions by 2012. On August 28, 2009, SEMARNAT issued the PECC, which will allow us to consolidate agreements, reinforce already negotiated commitments and identify, upon further consideration, new measures and additional changes necessary so that, progressively, Mexico’s greenhouse gas emissions levels will be reduced to acceptable levels under the National Climate Change Strategy.

We have identified several activities and projects to be undertaken in respect of issues addressed by the chapter of the PECC relating to mitigation measures, including increased energy efficiency, sour gas re-injection, co-generation and reduction in fugitive emissions, and we have set a goal of reducing our annual carbon dioxide emissions by 9.94 million tons by the end of 2012. During 2009, we reduced our carbon dioxide emissions by approximately 4.6 million tons. During 2010, we reduced our carbon dioxide emissions by approximately 4.8 million tons, which is a volume comparable to removing one million automobiles from circulation. In total, from December 31, 2008 through December 31, 2010, we reduced annual carbon dioxide emissions by an estimated 9.38 million tons, which represents progress of approximately 94% toward our goal for such annual reductions by 2012. These emission reductions were achieved primarily through the more efficient use of natural gas. Also addressed in this chapter of the PECC is the goal of increased adaptability by energy sector participants in responding to climate change’s effects by designing and implementing: contingency programs in case of extreme hydrometeorological events, strategies of territorial planning and ecological territorial planning, as well as a vulnerability map reflecting the potential effects of climate change.

In 2010, PEMEX implemented, as part of its Plan de Acción Climática (Climate Action Plan), several conservation and reforestation projects designed to counteract greenhouse gas emissions and protect surrounding communities and the environment. The conservation projects consist of the Biósfera Pantanos de Centla (Centla Marsh Biosphere), the Cuenca Media del Grijalva-Usumacinta (Grijalva-Usumancinta Central Basin), the Cuenca del Valle de Bravo (Valle de Bravo Basin) and the Humedales de Alvarado, Tuxpan y Tampamachoco (Alvarado, Tuxpan and Tampamachoco Wetlands). The reforestation projects are located along the coastal plain of the Gulf of Mexico and in the states of Tabasco, Tamaulipas and Veracruz, as well as in the mountain regions of federally protected natural areas in Veracruz.

PEMEX’s Internal Monitoring

We believe that we are in substantial compliance with current federal and state environmental laws as those laws have been historically interpreted and enforced. We maintain an organizational structure that permits us to implement and monitor our environmental program. The subsidiary entities have specialized departments, depending on the size and geographic distribution of their respective sites, which implement their own environmental programs and conduct internal environmental audits and inspections of their sites and their immediate surroundings based on the standards of the SEMARNAT. When these internal audits reveal deficiencies, the subsidiary entities take the necessary remedial actions to eliminate these deficiencies. If soil or bodies of water are contaminated at levels that exceed the levels stipulated in the applicable regulation, the remediation requirements derived from these internal audits and inspections are recorded in our financial statements as environmental liabilities when they are known and estimable.

We maintain an internal structure designed to identify and solve environmental problems and we retain external consultants to perform operational audits at our industrial plants, including cost estimates for remedying any shortfall in compliance with Mexican environmental laws. Such remedies can include improving the operating efficiency of plants, cleaning up contaminated land and water and capital expenditures to minimize the effect of our operations on the environment.

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

Since 1993, we have participated in the National Program of Environmental Auditing, a voluntary environmental audit program, with PROFEPA. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying environmental anomalies) to PROFEPA for its review and approval. After approval by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. If the audit report is approved by PROFEPA, we negotiate a corrective action plan with PROFEPA, stipulating the time period, amounts to be expended and the steps to be taken to bring each site into compliance. As of December 31, 2010, Petróleos Mexicanos and the subsidiary entities had completed audits of, or were in the process of auditing, a total of 839 facilities with the objective of obtaining the same number of “clean industry” certificates. As of the same date, 288 of these certificates were effective, and 551 were in the process of certification, with audits begun but not yet complete. From the institution of the program through December 31, 2010, corrective action plans for 148 audits had been implemented and all of these sites had received or retained “clean industry” certifications from PROFEPA. We will continue including new facilities under this program as we expand our activities in the areas of exploration, exploitation, refining and distribution of hydrocarbons.

During 2010, we experienced 203 environmental incidents, the lowest figure in the last five years. The number of such events decreased by 7% from 2009 to 2010. This was due in part to the implementation of strategies focused on improving the integrity and operation of our pipeline network.

Petróleos Mexicanos experienced two major incidents during 2010, as described below.

•

Explosion at the Cadereyta refinery. On September 7, 2010, a hydrogen leak occurred at the Cadereyta refinery in Nuevo León, specifically at the Hydrodesulfurization Plant, which resulted in an explosion and fire in the compressor room. Two PEMEX employees were killed and a third was injured in the incident. The compressor room and some of the surrounding area were destroyed. The hydrogen leak was caused by the installation of a gasket of an improper size at the suction line of a hydrogen compressor. This improperly sized gasket was installed during the startup of the plant in 2001 and had never been inspected or replaced. The hydrogen leak was confined to the compressor room.

•

Nuevo Teapa – Venta de Carpio pipeline explosion and crude oil spill. For reasons that remain under investigation, on the morning of December 19, 2010, when the Nuevo Teapa – Venta de Carpio pipeline was carrying crude oil, a failure occurred close to the town of San Martín Texmelucan in the state of Puebla, spilling about 23,496 barrels of crude oil. The spilled oil caught fire and caused extensive damage. According to the information provided by the Civil Protection Division of the state of Puebla, the spill and subsequent fire resulted in 30 fatalities and 52 injuries, and damaged or destroyed 70 houses and 80 vehicles. PEMEX, together with federal authorities, is conducting an investigation to determine the causes of this accident and PEMEX has paid Ps. 97,647,473 to those affected by the accident to cover all damages. This amount includes compensation for environmental damages such as to agriculture and irrigation channels used for agricultural purposes. The majority of our remediation activities in connection with the crude oil spill have been completed. In addition, site analysis and other environmental studies have demonstrated that, as a result of our remediation activities, no hydrocarbon residuals remain in the affected area. Finally, the Comisión Nacional del Agua (National Water Commission) has approved our remediation activities, which have been carried out using procedures delineated by PROFEPA.

In each case, and in coordination with the relevant state authorities, military and civil protection services and local authorities, among others, we implemented an emergency action plan under which we isolated the damaged areas and evacuated nearby towns in a very short period of time. In this way, damage to local residents and properties was significantly reduced. In order to protect itself from civil environmental liabilities, Petróleos Mexicanos obtains insurance covering most of the expenses directly related to such incidents. This coverage does not, however, cover the deductible and those expenses excluded from the insurance policies, such as fines, public relations expenses and site clean-up not directly related to the incident, among others.

In January 2006, we began to implement the PEMEX Safety, Health and Environmental Protection System (which we refer to as the PEMEX-SSPA), which is based on 55 of the international best practices that work together to help us achieve zero incidents, injuries, emissions of pollutants and illnesses in all of our work centers. Those practices include, among others, a guide to root-cause analysis of incidents; process safety management, with strong emphasis on the mechanical integrity of our plants and structures; environmental protection; occupational health; operational discipline; effective audits; emergency response plans; protection tests; and risk analysis systems. The PEMEX-SSPA is comprised of a base subsystem that incorporates 12 of the worldwide oil and gas industry’s best practices in preventive and corrective safety measures and three other subsystems: Process Safety Management (SASP), Health Management (SAST) and Environmental Management (SAA). During 2007, we began to implement improvements to the PEMEX-SSPA and added a process management system as a complementary process, in order to supervise and coordinate the three aforementioned subsystems. In addition, we established guidelines to regulate the functions and activities of the areas involved in order to implement and monitor the PEMEX-SSPA.

During 2010, we continued implementing the PEMEX-SSPA and performed the following principal related activities:

•	gave awards to those work centers that met their accident rate reduction goals and gave awards recognizing outstanding achievements in safety, health and environmental protection;

•	consolidated the organizational structure of our environment, health and security personnel throughout all levels of PEMEX;

•	addressed issues concerning the observance of operating discipline, especially those critical to the operation of the PEMEX-SSPA;

•	developed guidelines and procedures for multidisciplinary services for occupational health;

•	disseminated the new version of the Environment, Health and Safety Management System (PEMEX-SSPA v.1.0);

•	measured the extent of implementation of each PEMEX-SSPA subsystem, and formulated and executed related plans to promote systemic improvement;

•	directed work centers to identify potential problems with the PEMEX-SSPA and to suggest solutions to such problems; and

•	analyzed PEMEX-SSPA key indicators to forecast trends and create programs to prevent injuries, emissions of pollutants and illnesses at our work centers.

As a result of the above actions, our accident frequency rate decreased by 1.9% from 2009 to 2010, from 0.424 to 0.416 injuries per million man-hours worked with exposure to risk. The accident frequency rate is the number of accidents that result in incapacitating injuries per million man-hours of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes a bodily injury, functional disability or death, immediately or at a later time, while working or as a result of work. Risk exposure man-hours are the number of hours worked by all personnel, inside or outside of working facilities, during and outside standard working hours, including overtime hours. The lost days due to injuries indicator also decreased by 3.8% from 2009 to 2010, from 26 to 25 lost days per million man-hours worked with exposure to risk. The lost days due to injuries indicator is the number of days lost per million man-hours of risk exposure during the relevant period. Lost days are those missed due to medical incapacity as a result of injuries suffered at work or those rewarded as compensation for partial, total or permanent incapacity or death.

As a result of the implementation of the PEMEX-SSPA, our contractors also reported a decrease in their accident frequency rate from 2009 to 2010, of 23.5%, from 0.51 to 0.39 injuries per million man-hours worked with exposure to risk.

Other than as disclosed in this report, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters.

Environmental Liabilities

At December 31, 2010, our estimated and accrued environmental liabilities totaled Ps. 5,297.9 million. Of this total, Ps. 1,907.0 million were attributable to Pemex-Exploration and Production, Ps. 3,365.9 million to Pemex-Refining, Ps. 19.5 million to Pemex-Gas and Basic Petrochemicals and Ps. 5.6 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following tables detail our environmental liabilities by subsidiary entity and operating region at December 31, 2010.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	187.60	Ps.	1,582.8
Southern region	2.82		4.5

Total(1)	190.42	Ps.	1,587.3

Note: Numbers may not total due to rounding.

(1)	During 2010, environmental remediation was completed on 95.36 hectares. There were 73.09 hectares of additional affected areas in 2010, including 10.73 hectares in the Northern region and 62.36 hectares in the Southern region, as a result of spills from pipelines.

Source: PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities(1)	Estimated Liability
		(in millions of pesos)
Northern region	160	Ps.	319.7

Total	160	Ps.	319.7

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	1,907.0

Note: Numbers may not total due to rounding.

(1)	At December 31, 2009, we reported 315 holding ponds as liabilities. In 2010, a total of 66 holding ponds in the Northern region were classified as new liabilities, while a total of 221 holding ponds in the Northern region were restored and the related liabilities were discharged. As a result, at December 31, 2010, 160 ponds remained to be reported as liabilities.

Source: PEMEX.

Pemex-Refining

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pipelines	28.75	Ps.	285.8
Refineries	267.23		2,289.6
Storage and Distribution Terminals	73.64		790.5

Total(1)	369.62	Ps.	3,365.9

Note: Numbers may not total due to rounding.

(1)	During 2010, environmental remediation was completed on 19.2 hectares. Additionally, there were adjustments of 9.9 hectares to the environmental liabilities total for 2009 due to the completion of assessment studies. These variations affected all components of the Pemex-Refining network, with particular effects on inventories located in refineries and, to a lesser degree, in pipelines.

Source: PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Gas Complex Processors	15.15	Ps.	19.5

Total	15.15	Ps.	19.5

Note: Numbers may not total due to rounding.

Source: PEMEX.

Pemex-Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pajaritos petrochemical complex.	1.80	Ps.	1.0
Cangrejera petrochemical complex	0.07		0.4
Pipelines	0.34		4.2

Total(1)	2.21	Ps.	5.6

Note: Numbers may not total due to rounding.

(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.

Source: PEMEX.

Our estimates of environmental liabilities include cost estimates for general and site-specific evaluation studies and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above, as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual based on information requested and received periodically from field managers regarding probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” for Mexican FRS purposes and with ASC Topic 450 “Contingencies” for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gathered during the remediation process. For a further discussion of our environmental liabilities, see Note 21 II(b) to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities.

At the end of 2010, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

The timing of remediation or cleanup of the sites to which these environmental liabilities relate is dependent upon the annual budget assigned to us by the Mexican Congress.

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

In 2009, we signed three emission reduction purchase agreements for the marketing of carbon dioxide emission-reduction certificates. Two of these agreements are with Carbon Solutions de México, S.A. de C.V. and the other is with Statoil. Under these agreements, we will sell emission reduction certificates to be generated by the following three projects, each of which should reduce PEMEX’s greenhouse gas emissions: increasing thermal efficiency and recovery of combustion gases at the Dos Bocas Marine Terminal; installing dry seals in gas compressors in our facilities; and undertaking a cogeneration project at the Ciudad Pemex GPC. The first two projects are in the process of being validated, while the cogeneration project has already been registered with the United Nations. These projects could potentially reduce PEMEX’s greenhouse gas emissions by more than 191 thousand tons annually.

Social Responsibility

Petróleos Mexicanos has implemented various initiatives in the area of corporate social responsibility, primarily with respect to the protection and preservation of the environment, community relations, ethical work practices, respect for labor rights and the general promotion of quality of life for employees. PEMEX’s corporate and social responsibility goals are carried out through the following mechanisms:

•	mutually beneficial public works and investment projects;

•	cash donations;

•	donations of fuels and asphalts;

•	support of local suppliers;

•	higher education collaboration agreements;

•	environmental protection projects; and

•	programs to promote investment and employment.

PEMEX’s total donations, contributions and mutual benefit projects in 2010 amounted to more than Ps. 2.2 billion. PEMEX’s donations and contributions amounted to Ps. 1.6 billion, or 73% of this total. Approximately 70.8% of our donations and contributions were directed to the states principally involved in the crude oil industry (Campeche, Chiapas, Tabasco, Tamaulipas and Veracruz); 21.8% to the states with medium involvement in the crude oil industry (Coahuila, Guanajuato, Hidalgo, Nuevo León, Oaxaca and Puebla); and the remaining 7.3% to states that do not participate in the crude oil industry.

The remaining Ps. 600 million of the total donations, contributions and mutual benefit projects consisted of infrastructure investments in the states of Campeche, Chiapas, Guanajuato, Hidalgo, México, Michoacán, Oaxaca, Puebla, Tabasco, Tamaulipas, Veracruz and Mexico City.

The following specific actions were taken by Petróleos Mexicanos in 2010:

•	we provided support for productive projects to benefit the riverside fishing sector in the municipality of Carmen, in the state of Campeche;

•	we participated in agricultural and environmental sustainability projects in various municipal areas located in the state of Tabasco;

•	we constructed a Special Education and Rehabilitation Center in Xalapa, Veracruz;

•	we constructed a disposal site for urban solid waste in the municipality of Vega de Alatorre, in the state of Veracruz;

•

we implemented a water treatment program for the use and consumption of water in the municipalities of Cosoleacaque, Nanchital de Lázaro Cárdenas del Río, Tlacotalpan and Otatitlán, in the state of Veracruz;

•	we provided support for urban infrastructure projects in the municipality of Salamanca, in the state of Guanajuato;

•

we provided support for programs aimed at the conservation of biodiversity and soils in (i) nine protected areas located in coastal regions bordering the Gulf of México and (ii) the Usumacinta River in Chiapas;

•	we provided support for programs relating to fire protection, reforestation and environmental education in (i) nine protected areas located on the Gulf Coast and (ii) the Usumacinta River in Chiapas;

•	we provided support for sustainability programs in the Amanalco-Valle de Bravo Basin located in the State of Mexico and in the Totonaca region located in the state of Veracruz;

•	we provided support for a program for environmental education and ecological recovery of mangroves and jungles in the state of Veracruz; and

•	we provided support for programs focused on helping children and adults with Down syndrome prepare for jobs.

In addition to the above, we have continued to implement other reforestation and environmental restoration activities, and to conduct environmental education and research in protected nature conservation areas.

Environmental Projects and Expenditures

In 2010, we spent approximately Ps. 10,087 million on environmental projects and related expenditures, as compared to Ps. 5,643 million in 2009. For 2011, we have budgeted Ps. 13,891 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to hydrocarbon spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content at our refineries in Mexico.

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

NAFTA did not affect the exclusive rights of Mexico, through Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, to explore and exploit crude oil and natural gas in Mexico, to refine or process crude oil and natural gas or to produce basic petrochemicals in Mexico. Since 2003, non-basic petrochemical products enjoy a zero tariff under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products from Mexico to the United States and Canada are free or exempt from tariffs. Similarly, since 2003, imports of petroleum products from the United States and Canada to Mexico are free or exempt from tariffs. In addition, in 2004 NAFTA phased in lower tariffs on certain materials and equipment that we import into Mexico. The zero tariff on imports of non-basic petrochemicals from the United States and Canada to Mexico could, over time, increase competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on the products, materials and equipment that we import from and export to the United States and Canada has decreased our expenses and increased our revenue.

TAXES AND DUTIES

General

Taxes and duties applicable to PEMEX are a significant source of revenues to the Mexican Government. We contributed approximately 31.0% of the Mexican Government’s revenues in 2009 and 32.9% in 2010. In 2010, PEMEX paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” Until 2006, the rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year and were set after taking into consideration our operating budget, our capital expenditure program and our financing needs. A new fiscal regime for Petróleos Mexicanos and the subsidiary entities, described below, became effective in 2006.

Fiscal Regime for PEMEX

The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005, which was published in the Official Gazette of the Federation on December 21, 2005. The new fiscal regime went into effect on January 1, 2006, but was modified in 2007, with effect from January 1, 2008; in 2008, with effect from January 1, 2009; in 2009, with effect from January 1, 2010; and in 2010, with effect from January 1, 2011. Under the current fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year.

In 2010 and 2011, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)	This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applies to all crude oil and natural gas extracted from fields other than those located in Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico. The applicable rate for this duty was 73.0% in 2010, and will be 72.5% in 2011 and 71.5% in 2012 and thereafter. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas. Production of oil and gas extracted from fields located in Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico is subject to the Special Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Additional Duty on Hydrocarbons.

Derecho Especial sobre Hidrocarburos (Special Hydrocarbons Duty)	A rate ranging from 30% to 36% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico minus certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions).

Derecho sobre la Extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)	A rate of 15% is applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

Derecho Adicional sobre Hidrocarburos (Additional Duty on Hydrocarbons)	A rate of 52% is applied to the value resulting from the multiplication of (i) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil is extracted, and U.S. $60.00, by (ii) the extracted volume for the relevant year. This duty is applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico, and only if the Mexican crude oil export price per barrel of the extracted crude oil is greater than U.S. $60.00.

Derecho sobre Hidrocarburos para el

Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.40% of the value of extracted crude oil and natural gas production applied in 2010. This rate increased to 0.50% in 2011, and will increase further to 0.65% in 2012 and thereafter.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)	A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, by (ii) the annual export volume. The budgeted crude oil price for 2010 was U.S. $59.00 per barrel and for 2011 is U.S. $65.40 per barrel.

Derecho Único sobre Hidrocarburos (Sole Hydrocarbons Duty)	A floating annual rate is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price. This duty is no longer applicable as of January 1, 2011.

The Federal Duties Law, for purposes of the duties mentioned above, defines the deep water fields as those located in waters with an average depth of 500 meters or greater, and the Paleocanal de Chicontepec fields as those located in the following areas: Castillo de Teayo, Coatzintla, Coyutla, Chicontepec, Espinal, Ixhuatlán de Madero, Temapache, Papantla, Poza Rica de Hidalgo, Tepetzintla and Tihuatlán, in the state of Veracruz; and Francisco Z. Mena, Pantepec and Venustiano Carranza, in the state of Puebla.

On January 1, 2011, an amendment to the Federal Duties Law became effective, which revoked the Sole Hydrocarbons Duty. In its place, the Ordinary Hydrocarbons Duty, the Duty for Scientific and Technological Research on Energy, the Duty for Oil Monitoring, the Hydrocarbons Duty for the Stabilization Fund and the Extraordinary Duty on Crude Oil Exports will be applied to the annual base production from each of the marginal fields in accordance with the Federal Duties Law.

Once the annual base production level is reached, any production above that threshold will be subject to the Extraction of Hydrocarbons Duty, the Special Hydrocarbons Duty and the Additional Duty on Hydrocarbons.

For 2011, the Federal Duties Law defines marginal fields as those fields that are abandoned or in the process of being abandoned. In addition, the following fields have been categorized as marginal fields: the Blasillo, Cinco Presidentes, La Venta, Magallanes, Ogarrio, Otates, Rodador, San Alfonso and San Ramón fields, located in the area of Magallanes Cinco Presidentes; the Arenque, Atún, Bagre, Carpa, Escualo, Isla de Lobos, Jurel, Lobina, Marsopa, Mejillón, Morsa, Náyade and Tiburón fields, located in the area of Arenque; and the Altamira, Barcodón, Cacalilao, Corcovado, Ébano, Limón, Pánuco, Salinas, Tamaulipas Constituciones and Topila fields, located in the area of Altamira.

Also included in this amendment was the enactment of the Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons). A rate of 0.03% of the value of extracted production of crude oil and natural gas will be applied in 2012. This reform will come into effect on January 1, 2012.

As described above, fluctuating crude oil price levels directly affect the level of certain taxes and duties that we pay. The Extraordinary Duty on Crude Oil Exports did not have an impact on our cash outflow, because it was credited against the Hydrocarbons Duty for the Stabilization Fund. The fiscal regime for Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consists of the following taxes and duties:

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

Since 2005, as a result of the new rules to calculate this tax rate, some rates have been negative. The Federal Revenue Law for each of the Fiscal Years of 2006 to 2010 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability, and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2011 may also be credited in accordance with the same rules.

In 2010, we paid total taxes and duties in the amount of Ps. 654.1 billion (51.0% of sales revenues), as compared to the Ps. 546.6 billion (50.2% of sales revenues) of taxes and duties that we paid in 2009, mainly due to an increase in Mexican crude oil export prices in 2010.

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

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies pay the higher of the two tax rates described below: The first is a corporate income tax at a rate of 30% applied to revenues, less certain deductions. The second is the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), which replaced the asset tax at the beginning of 2008 and imposed a minimum tax equal to 17.0% of a corporation’s sales revenues (less certain deductions and certain investment expenditures) for 2009; the rate of this tax increased to 17.5% in 2010.

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 2,596.9 million in 2008, Ps. 1,755.8 million in 2009 and Ps. 1,724.8 million in 2010.

No assurance can be given that our tax regime will not change in the future. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—Petróleos Mexicanos and the subsidiary entities pay special taxes, duties and dividends to the Mexican Government, which may limit PEMEX’s capacity to expand its investment program.”

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the SHCP.

Form of Government

The President is the chief of the executive branch of the Mexican Government. In accordance with Mexico’s electoral law, on September 5, 2006, the Tribunal Electoral del Poder Judicial de la Federación (the federal electoral court) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the Partido Acción Nacional (National Action Party, or

PAN), President-elect. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012. The Political Constitution of the United Mexican States limits the President to one six-year term and does not allow reelection for any additional terms.

The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) was the dominant political party in Mexico for several decades. From 1929 to 1994, the PRI won all presidential elections, and from 1929 until July 1997, the PRI held a majority of the seats in both chambers of the Mexican Congress. Until 1989, the PRI also won all of the state gubernatorial elections. However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition between the PAN, the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party of Mexico), won the presidential election.

Local elections for state governorships were held most recently on January 30, 2011 in Guerrero and on February 6, 2011 in Baja California Sur. The PAN currently holds eight state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds three state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Well-being of Everyone), an alliance formed by the PRD, the Partido del Trabajo (Labor Party) and the Convergencia (Convergence Party), holds one state governorship. The PRI holds the remaining 19 of the 31 state governorships.

Legislative authority is vested in the Mexican Congress, which is composed of the Cámara de Senadores (Senate) and the Chamber of Deputies. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a system of proportional representation that allocates those seats to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Political Constitution of the United Mexican States provides that the President may veto bills and that the Mexican Congress may override such vetoes with a two-thirds majority vote of each chamber.

In the congressional election held on July 5, 2009, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on July 2, 2006. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	50	39.1%	142	28.4%
Institutional Revolutionary Party	33	25.8	237	47.4
Democratic Revolution Party	25	19.5	69	13.8
Ecological Green Party of Mexico	6	4.7	21	4.2
Convergence Party	6	4.7	8	1.6
Labor Party	5	3.9	13	2.6
New Alliance	0	0.0	9	1.8
Unaffiliated	3	2.3	1	0.2

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) decreased by 6.1% in real terms during 2009, as compared to 2008. Global economic activity began to recover beginning in the second half of 2009, after a deep contraction observed in the previous six months. The recovery was driven by fiscal and monetary stimulus programs implemented in many advanced economies and in some emerging market countries, as well as the several measures taken to stabilize the operation of the international financial system. During 2009, the public administration sector increased by 4.6%; the utilities sector increased by 2.0%; the information sector increased by 0.8%; the health care and social assistance sector increased by 0.8% and the education services sector increased by 0.5%, each in real terms as compared to 2008. In contrast, the wholesale and retail trade sector decreased by 14.1%; the manufacturing sector decreased by 9.8%; the management of companies and enterprises sector decreased by 8.1%; the accommodation and food services sector decreased by 7.7%; the finance and insurance sector decreased by 6.6%; the transportation and warehousing sector decreased by 6.5%; the construction sector decreased by 6.4%; the professional, scientific and technical services sector decreased by 5.1%; the administrative support, waste management and remediation services sector decreased by 4.8%; the arts, entertainment and recreation sector decreased by 4.6%; the mining sector decreased by 2.4%; the agriculture, forestry, fishing and hunting sector decreased by 2.0%; the real estate, rental and leasing sector decreased by 1.0% and the other services (except public administration) sector decreased by 0.7%, each in real terms as compared to 2008.

According to preliminary figures, Mexico’s GDP increased by 5.5% in real annual terms during 2010, as compared with 2009, as the economy continued to recover from the effects of the 2008-2009 global financial crisis and economic downturn. The agriculture, forestry, fishing and hunting sector grew by 5.7%; the mining sector grew by 2.4%; the utilities sector grew by 2.4%; the manufacturing sector grew by 9.9%; the wholesale and retail trade sector grew by 13.3%; the transportation and warehousing sector grew by 6.4%; the information sector grew by 5.6%; the finance and insurance sector grew by 2.8%; the real estate, rental and leasing sector grew by 1.7%; management of companies and enterprises increased by 2.0%; administrative support and waste management and remediation services grew by 1.4%; education services grew by 3.0%; arts, entertainment and recreation grew by 1.9%; accommodation and food services grew by 3.8%; other services (except public administration) increased by 0.6% and public administration grew by 4.4%, each in real annual terms as compared to 2009. However, the construction sector was unchanged; professional, scientific and technical services decreased by 3.0%; and health care and social assistance decreased by 1.7%, each in real annual terms as compared to 2009.

According to preliminary figures, Mexico’s GDP increased by 4.6% in real terms during the first three months of 2011 as compared to the first three months of 2010. During the first three months of 2011, the agriculture, forestry, fishing and hunting sector increased by 1.2%; the utilities sector increased by 8.6%; the construction sector increased by 4.9%; the manufacturing sector increased by 7.4%; the wholesale and retail trade sector increased by 9.5%; the transportation and warehousing sector increased by 3.8%; the information sector increased by 7.7%; the finance and insurance sector increased by 2.6%; the real estate, rental and leasing sector increased by 2.1%; the professional, scientific and technical services sector increased by 6.9%; the management of companies and enterprises sector increased by 3.5%; the administrative support, waste management and remediation services sector increased by 3.8%; the education services sector increased by 1.6%; the health care and social assistance sector increased by 0.2%; the arts, entertainment and recreation sector increased by 4.5%; the accommodation and food services sector increased by 0.8%; the other services (except public administration) sector increased by 2.9% and the public administration sector increased by 0.7%, each in real terms as compared to the first three months of 2010. However, the mining sector decreased by 2.5% in real terms during the first three months of 2011, as compared to the same period of 2010.

Real GDP Growth by Sector(1)

	2006	2007	2008	2009	2010	First Three Months of 2011(2)
GDP (constant 2003 prices)	5.2%	3.3%	1.5%	(6.1)%	5.5%	4.6%
Primary Activities:
Agriculture, forestry, fishing and hunting	6.3	2.3	1.2	(2.0)	5.7	1.2
Secondary Activities:
Mining	1.4	(0.2)	(1.5)	(2.4)	2.4	(2.5)
Utilities	12.2	3.7	(2.3)	2.0	2.4	8.6
Construction	7.8	4.4	3.1	(6.4)	0.0	4.9
Manufacturing	5.9	1.7	(0.7)	(9.8)	9.9	7.4
Tertiary activities:
Wholesale and retail trade	6.5	5.0	2.1	(14.1)	13.3	9.5
Transportation and warehousing	5.8	3.7	0.0	(6.5)	6.4	3.8
Information	10.7	11.6	8.0	0.8	5.6	7.7
Finance and insurance	16.3	13.9	15.5	(6.6)	2.8	2.6
Real estate, rental and leasing	4.1	3.1	3.0	(1.0)	1.7	2.1
Professional, scientific and technical services	3.0	3.1	3.0	(5.1)	(3.0)	6.9
Management of companies and enterprises	20.1	(3.0)	14.0	(8.1)	2.0	3.5
Administrative support, waste management and remediation services	3.7	3.1	1.6	(4.8)	1.4	3.8
Education services	0.1	1.9	0.8	0.5	3.0	1.6
Health care and social assistance	7.8	2.5	(1.5)	0.8	(1.7)	0.2
Arts, entertainment and recreation	2.3	3.1	1.5	(4.6)	1.9	4.5
Accommodation and food services	1.6	2.6	0.9	(7.7)	3.8	0.8
Other services (except public administration)	3.3	3.9	0.7	(0.7)	0.6	2.9
Public administration	0.1	1.7	1.2	4.6	4.4	0.7

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	First three months of 2011 as compared to the same period of 2010.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Consumer inflation (as measured by the change in the NCPI) during 2009 was 3.6%, 0.3 percentage points higher than inflation as estimated in the budget for that year and 3.0 percentage points lower than during 2008. Inflation in 2009 followed a downward trend, due to relatively low economic activity and an environment characterized by the absence of demand pressures.

For 2010, consumer inflation was 4.4%, 1.4 percentage points higher than inflation as estimated in the budget for that year and 0.8 percentage points higher than during 2009. Inflation increased in 2010, primarily due to higher prices for certain food products.

Consumer inflation for the five months ended May 31, 2011 was 0.3%, 1.1 percentage points lower than during the same period of 2010.

Interest Rates

During 2009, interest rates on 28-day Cetes (Treasury bills) averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008.

During 2010, interest rates on 28-day Cetes averaged 4.4% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.4% and on 91-day Cetes of 5.5% during 2009.

During the first five months of 2011, interest rates on 28-day Cetes averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.5% and on 91-day Cetes of 4.6% during the same period of 2010. On June 23, 2011, the 28-day Cetes rate was 4.4% and the 91-day Cetes rate was 4.4%.

Financial System

2010 and 2011 Monetary Programs

Consistent with Mexico’s monetary program for 2010, Mexico’s monetary program for 2011 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2011. Mexico’s monetary programs for 2010 and 2011 were made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

During 2010, the M1 money supply increased by 8.7% in real terms, as compared with 2009. This growth was driven by greater amounts of bills and coins held by the public and increases in checking account deposits. The amount of bills and coins held by the public at December 31, 2010 was 6.9% greater in real terms than at December 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2010 was 16.1% greater in real terms than the amount of checking account deposits at December 31, 2009.

The M1 money supply at April 30, 2011 was 12.1% greater in real terms, as compared with M1 at April 30, 2010. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at April 30, 2011 was 7.3% greater in real terms than at April 30, 2010, while the aggregate amount of checking account deposits denominated in pesos at April 30, 2011 was 20.1% greater in real terms than the amount of checking account deposits denominated in pesos at April 30, 2010.

At December 31, 2010, financial savings were 8.2% greater in real terms than financial savings at December 31, 2009. Savings generated by Mexican residents were 3.2% greater in real terms and savings generated by non-residents were 83.9% greater in real terms than their respective levels at December 31, 2009.

At April 30, 2011, financial savings were 10.3% greater in real terms than financial savings at April 30, 2010. Savings generated by Mexican residents were 5.2% greater in real terms and savings generated by non-residents were 69.6% greater in real terms at April 30, 2011 than their respective levels at April 30, 2010.

At December 31, 2010, the monetary base totaled Ps. 693.4 billion, a 9.7% increase in nominal terms from the level of Ps. 632.0 billion at December 31, 2009. At June 20, 2011, the monetary base totaled Ps. 638.3 billion, a 7.9% nominal decrease from the level of Ps. 693.4 billion at December 31, 2010, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of June 20, 2011, the overnight funding rate remained at 4.50%.

Banking Supervision and Support

At December 31, 2010, the total amount of past-due loans of commercial banks (excluding banks under government intervention and those in special situations) was Ps. 49.5 billion, as compared with Ps. 60.6 billion at December 31, 2009. At December 31, 2010, the total loan portfolio of the banking system was 3.4% greater in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.3% at December 31, 2010, as compared to a ratio of 3.1% at December 31, 2009. The amount of loan loss reserves created by commercial banks (excluding banks under government intervention and those in special situations) totaled Ps. 99.4 billion at December 31, 2010, as compared to Ps. 105.3 billion at December 31, 2009. As a result, commercial banks had reserves covering 200.7% of their past-due loans at December 31, 2010, exceeding the minimum reserve level of 45%.

At April 30, 2011, the total amount of past-due loans of commercial banks was Ps. 51.1 billion, as compared to Ps. 49.5 billion at December 31, 2010. At April 30, 2011, the total loan portfolio of the banking system was 4.0% higher in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 2.3% at April 30, 2011, which represents the same level registered on December 31, 2010. The amount of loan loss reserves held by commercial banks totaled Ps. 103.5 billion at April 30, 2011, as compared to Ps. 99.4 billion at December 31, 2010. At this level, commercial banks had reserves covering 202.3% of their past-due loans at April 30, 2011, exceeding the minimum reserve level of 45%.

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

The Mexican Stock Exchange publishes the Índice de Precios y Cotizaciones (Stock Market Index) based on a group of the 35 most actively traded shares. At December 31, 2010, the Stock Market Index stood at 38,550.8 points, representing a 20.0% nominal increase from the level of 32,120.5 points at December 31, 2009. At June 20, 2011, the Mexican Stock Market Index stood at 35,110.0 points, representing a decrease of 8.9% from the level at December 31, 2010.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2010, Mexico registered a trade deficit of U.S. $3.1 billion, as compared with a trade deficit of U.S. $4.6 billion for 2009. Merchandise exports increased by 29.8% during 2010 to U.S. $298.4 billion, as compared to U.S. $229.8 billion for 2009. During 2010, petroleum exports increased by 34.9% and non-petroleum exports increased by 29.1%, each as compared with the petroleum and non-petroleum export totals, respectively, during 2009. Exports of manufactured goods, which represented 82.4% of total merchandise exports, increased by 29.5% during 2010, as compared with exports of manufactured goods during 2009.

According to preliminary figures, during 2010, total imports increased by 28.6% to U.S. $301.5 billion, as compared to U.S. $234.4 billion for 2009. During 2010, imports of intermediate goods increased by 34.5%, imports of capital goods decreased by 1.3% and imports of consumer goods increased by 26.2%, each as compared with 2009.

During the first four months of 2011, according to preliminary figures, Mexico registered a trade surplus of U.S. $2.7 billion, as compared to a trade surplus of U.S. $452 million for the same period of 2010. Merchandise exports increased by 20.0% during the first four months of 2011, to U.S. $109.8 billion, as compared to U.S. $91.4 billion for the same period of 2010. During the first four months of 2011, petroleum exports increased by 38.2% and non-petroleum exports increased by 17.1%, each as compared to the same period of 2010. Exports of manufactured goods, which represented 79.0% of total merchandise exports, increased by 16.6% during the first four months of 2011, as compared with exports of manufactured goods during the same period of 2010.

During the first four months of 2011, according to preliminary figures, total imports increased by 17.7%, to U.S. $107.1 billion, as compared to U.S. $91.0 billion for the same period of 2010. During the first four months of 2011, imports of intermediate goods increased by 17.1%, imports of capital goods increased by 14.7% and imports of consumer goods increased by 23.2%, each as compared to the first four months of 2010.

Balance of International Payments

According to preliminary figures, during 2010, Mexico’s current account registered a deficit of 0.5% of GDP, or U.S. $5.6 billion, as compared to a deficit of U.S. $6.4 billion in 2009. The capital account registered a U.S. $34.9 billion surplus in 2010, as compared with a U.S. $19.0 billion surplus registered in 2009. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $42.4 billion during 2010, as compared to U.S. $23.0 billion during 2009. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $18.7 billion and net foreign portfolio investment in-flows totaling U.S. $23.8 billion during 2010, as compared to U.S. $15.3 billion of foreign direct investment and U.S. $7.6 billion of net portfolio investment during 2009.

According to preliminary figures, during the first three months of 2011, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $1.4 billion, as compared to a surplus of U.S. $0.4 billion in the same period of 2010. The capital account registered a U.S. $15.3 billion surplus in the first three months of 2011, as compared with an U.S. $8.6 billion surplus registered in the same period of 2010. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $14.1 billion during the first three months of 2011, as compared to U.S. $9.9 billion during the same period of 2010. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $4.8 billion and net foreign portfolio investment in-flows totaling U.S. $9.4 billion during the first three months of 2011, as compared to U.S. $5.2 billion of foreign direct investment and U.S. $4.7 billion of net portfolio investment during the same period of 2010.

Direct Foreign Investment in Mexico

According to preliminary figures, during the year ended December 31, 2010, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investments Registry) totaled approximately U.S. $17.7 billion as compared with U.S. $15.2 billion during 2009. Of the 2010 total amount, 59.7% was directed to manufacturing, 14.2% to commerce, 13.8% to financial services, 3.3% to mining, 0.8% to construction, 0.5% to transportation and communications and 7.6% to other services. By country of origin, during 2010, 48.8% came from the Netherlands, 27.6% from the United States (not including Puerto Rico), 7.4% from Spain, 4.3% from Canada, 2.7% from the United Kingdom, 2.0% from Brazil, 1.4% from Germany, 1.3% from Luxembourg, 1.3% from Switzerland, 0.9% from Japan, 0.3% from Singapore and 2.0% from other countries.

According to preliminary figures, during the first quarter of 2011, direct foreign investment in Mexico recorded with the National Foreign Investment Registry totaled approximately U.S. $4.8 billion, as compared to U.S. $4.3 billion during the same period of 2010.

Exchange Controls and Foreign Exchange Rates

Since December 22, 1994, the Mexican Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market, as described below. The Mexican Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

The peso/dollar exchange rate closed at Ps. 12.3496 = U.S. $1.00 on December 31, 2010, a 5.5% appreciation in dollar terms from the rate at the end of 2009. During 2010, the monthly average peso/dollar exchange rate was Ps. 12.6303 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on June 20, 2011 (which took effect on the second business day thereafter) was Ps. 11.8916 = U.S. $1.00.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options are able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to June 20, 2011, Banco de México auctioned an aggregate of U.S. $9.6 billion in options through this mechanism, and as of June 20, 2011, Banco de México had purchased an aggregate of U.S. $7.3 billion from holders upon the exercise of these options.

At December 31, 2010, Mexico’s international reserves totaled U.S. $113.6 billion, an increase of U.S. $22.8 billion as compared to international reserves at December 31, 2009. The net international assets of Banco de México totaled U.S. $120.6 billion at December 31, 2010, an increase of U.S. $20.8 billion as compared to net international assets at December 31, 2009.

At June 17, 2011, Mexico’s international reserves totaled U.S. $129.6 billion, an increase of U.S. $16.0 billion as compared to international reserves at December 31, 2010. At June 17, 2011, the net international assets of Banco de México totaled U.S. $131.5 billion, an increase of U.S. $10.9 billion as compared to net international assets at December 31, 2010.

Public Finance

Fiscal Policy

A rational allocation of public expenditure and the augmentation of revenue have been important components of the Mexican Government’s economic stabilization strategy, which has two fundamental objectives: (1) to reduce the poverty rate and (2) to increase the rate of economic growth and employment.

The Mexican Government’s principal fiscal policy objectives in order to promote economic growth and employment opportunity are to:

•	reduce the costs and risks associated with investment in Mexico;

•	improve the ability of Mexican businesses to compete in global markets; and

•	reduce the costs of goods and services to the consumer.

To achieve these objectives, the Mexican Government plans to:

•	strengthen the rule of law and improve public security;

•	simplify the administration of the Mexican tax system and facilitate the consistent application of the various tax laws;

•

improve the efficiency of the public sector through enhanced coordination among government entities and increased transparency of public spending, in order to permit increased spending on social development and infrastructure;

•	further develop the Mexican equity and debt markets;

•	improve the pension system for public sector workers;

•	consolidate macroeconomic stability through fiscal discipline and the effective use of petroleum resources, as well as the utilization of transparent and efficient budgetary procedures;

•	improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate; and

•	continue trade liberalization policies.

The Programa Nacional de Financiamiento al Desarrollo 2008-2012 (National Program to Finance Development 2008-2012, or PRONAFIDE), announced on May 27, 2008, establishes Mexican Government fiscal policy goals consistent with those described above, including increased spending on social and economic development and greater investment in infrastructure, while maintaining a stable and responsible approach to public finances. To this end, the PRONAFIDE has outlined the following specific objectives:

•

to strengthen the framework of fiscal responsibility to ensure a responsible and efficient fiscal policy, including a balanced budget and a prudent management of debt, each of which are core components of Mexico’s development strategy, with the goals of reducing the historical balance of the public sector borrowing requirement and strengthening the mechanisms to carry out counter-cyclical policies;

•	to continue to simplify the Mexican taxation system, seeking additional mechanisms to facilitate compliance with tax obligations and reduce tax evasion, in order to improve tax collection;

•

to ensure the proper implementation of public finance reforms, in particular the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), in order to increase non-oil tax revenues and reduce the volatility of total government revenues;

•

to improve the allocation and use of expenditures by evaluating their results, based on greater transparency and accountability, including the implementation of an evaluation system for expenditure programs, integrating the Mexican Government’s accounting systems at all three levels of government and giving priority in the allocation of expenditures to sectors and programs that produce better results; and

•

to promote the development of local financial markets and achieve savings in the financial costs of the public sector through the active management of public debt, while maintaining a level of risk consistent with the natural evolution of public finances and the development of local financial markets.

2010 Budget and Fiscal Results

The 2010 Budget as originally proposed to the Mexican Congress contemplated a public sector deficit of 2.5% of GDP and an estimated weighted average Mexican crude oil export price of U.S. $53.9 per barrel. Subsequently, the Mexican Congress revised this estimate to U.S. $59.0 per barrel; this revision, together with the 2010 Budget’s estimated volume of oil exports of 1,108 thousand barrels per day, resulted in approximately Ps. 30.3 billion in additional projected revenue as compared to the original 2010 Budget proposal. As adopted by the Mexican Congress, the 2010 Budget provided for a public sector deficit of 2.8% of GDP. Excluding physical investments by PEMEX, the 2010 Budget contemplated a public sector deficit of 0.7% of GDP.

According to preliminary figures, during 2010, the public sector balance registered a deficit of Ps. 370.6 billion in nominal pesos, or 2.8% of GDP, as compared to a deficit of Ps. 273.5 billion in nominal pesos during 2009. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 101.8 billion, or 0.8% of GDP, during 2010, as compared to a deficit of Ps. 22.1 billion during 2009.

According to preliminary figures, during 2010, the primary balance registered a deficit of Ps. 112.3 billion in nominal pesos, or 0.9% of GDP, as compared to a deficit of Ps. 7.7 billion in nominal pesos recorded in 2009. Excluding physical investments by PEMEX, the primary balance registered a surplus of 1.2% of GDP in 2010, as compared to a deficit of 0.1% of GDP in 2009.

In 2010, public sector budgetary revenues totaled Ps. 2,960.3 billion in nominal pesos, a 0.9% increase in real terms as compared to 2009. This increase is mainly explained by a 6.9% increase in oil revenues and a 12.1% increase in non-oil tax revenues, while non-oil non-tax revenues decreased by 55.3%, each in real terms as compared to 2009.

According to preliminary figures, during 2010, crude oil revenues increased by 6.9% in real annual terms as compared to 2009, primarily as a result of a 30.6% increase in the price of crude oil exports, which was partially offset by a 1.3% decrease in crude oil production. Non-oil tax revenues increased by 12.1% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and overall economic recovery.

According to preliminary figures, during 2010, net public sector budgetary expenditures increased by 3.6% in real terms as compared to 2009. During 2010, public sector financing costs decreased by 6.6% in real terms as compared to 2009, mainly due to lower interest rates in Mexico and the appreciation of the Mexican peso against the U.S. dollar during 2010.

At December 31, 2010, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 19.4 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 6.3 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 25.7 billion. The PEMEX Infrastructure Investment Stabilization Fund decreased by Ps. 9.8 billion, as compared to September 30, 2010, as a result of the Mexican Government having utilized Ps. 30 billion during 2010 to support PEMEX’s budget. In addition, the Fund to Support Pension Restructuring decreased by Ps. 34.7 billion, as compared to September 30, 2010, as a result of a 14.0% increase in pension and retirement related expenditures as compared to 2009.

2011 Budget and Fiscal Package

On September 8, 2010, the Executive Branch submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 (Federal Revenue Law for 2011) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 (Federal Expenditure Budget for 2011) to the Mexican Congress for approval. The Federal Revenue Law for 2011 and the Federal Expenditure Budget for 2011 (together with the Federal Revenue Law for 2011, the 2011 Budget) were approved on October 20, 2010 and November 15, 2010, respectively.

The 2011 Budget, as adopted by the Mexican Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 70.2 billion, or 0.5% of GDP. Including physical investment by PEMEX, the 2011 Budget provides for a public sector budget deficit of 2.5% of GDP.

Furthermore, the 2011 Budget, as approved by the Mexican Congress, contemplates public sector budgetary revenues totaling Ps. 3,055 billion, a 5.0% increase as compared to public sector budgetary revenues estimated for 2010. In addition, the Mexican Government estimates that expenditures will total Ps. 3,125.5 billion during 2011, excluding estimated physical investment expenditures by PEMEX totaling Ps. 286.3 billion.

The 2011 Budget also allows the Mexican Government to increase expenditures for social development by 2.6%, national security by 8.2% and tourism by 17.2%, each as compared to 2010. Finally, the 2011 Budget establishes a comprehensive strategy to address the natural disasters that occurred in 2010 and those that may occur in the future and will use budgetary resources, financing and insurance to make approximately Ps. 50.0 billion of funds available for reconstruction purposes.

The preliminary results for 2009, 2010 and the first three months of 2011, as well as the budget assumptions and targets for the 2010 and 2011 budgets, are presented below.

2009, 2010 and the First Three Months of 2011 Results; 2010 and 2011 Budget Assumptions and Targets

	2009 Results(1)	2010 Results(1)	2010 Budget	2011 Budget(5)	First Three Months of 2011 Results(2)
Real GDP growth (%)	(6.1%)	5.5%	3.0%	3.9%	4.6%
Increase in the national consumer price index (%)	3.6%	4.4%	3.3%	3.0%	1.1%
Average export price of Mexican oil mix (U.S. $/barrel)	$57.44	$72.33 (3)	$59.00 (3)	$65.40	$92.64
Current account deficit as % of GDP	0.7%	0.5%	n.a.	n.a.	0.1%
Average exchange rate (Ps./U.S. $1.00)	13.5	12.6	13.8	12.9	12.1
Average rate on 28-day Cetes (%)	5.4%	4.4%	4.5%	5.0%	4.2%
Public sector balance as % of GDP(4)	(2.3%)	(0.8%)	(0.7%)	(0.5%)	n.a.
Primary balance as % of GDP(4)	(0.1%)	1.2%	(0.5%)	1.7%	n.a.

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2010 budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010 (Federal Revenue Law for 2010). The annual average price guaranteed by these hedges was U.S. $57.00 in the fiscal year 2010. The aggregate cost of hedging the oil revenues for 2010 at a level of U.S. $57.00 per barrel was U.S. $1.2 billion.
(4)	Excluding physical investments by PEMEX.
(5)	2011 budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (2011 General Economic Policy Guidelines) published in November 2010 and in the Programa Económico 2011 (2011 Economic Program) published in November 2010.

Source: SHCP.

According to preliminary figures, during the first quarter of 2011, the public sector overall balance registered a surplus of Ps. 1.3 billion, as compared with a surplus of Ps. 11.3 billion in the same period of 2010. Excluding physical investment by PEMEX, the public sector balance registered a surplus of Ps. 39.5 billion,

Ps. 31.4 billion less than the Ps. 70.8 billion surplus registered for the same period of 2010. The primary balance registered a surplus of Ps. 32.3 billion for the first quarter of 2011, as compared with the surplus of Ps. 44.4 billion registered for the same period of 2010.

Public Debt

Internal Public Debt

Internal debt of the Mexican Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2010, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

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

Through the issuance of these securities, the Mexican Government has established a long-dated benchmark yield curve. The issuance of these instruments has also encouraged:

•	increased use of long-term fixed rate contracts;

•	the issuance of long-term peso-denominated securities by Mexican companies;

•	the development of long-term financial hedging products; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.

According to preliminary figures, at December 31, 2010, the net internal debt of the Mexican Government totaled Ps. 2,808.9 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At December 31, 2010, the gross internal debt of the Mexican Government totaled Ps. 2,888.3 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Mexican Government at December 31, 2010, Ps. 294.4 billion represented short-term debt and Ps. 2,593.9 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including, but not limited to, national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.

The Mexican Government’s financing costs on internal debt totaled Ps. 180.1 billion during 2010, an increase of 3.9% as compared to 2009. During 2010, the average maturity of the Mexican Government’s internal debt increased by 0.86 years, from 6.34 years at December 31, 2009 to 7.20 years at December 31, 2010.

At December 31, 2010, the gross internal debt of the public sector including PIDIREGAS obligations totaled Ps. 3,080.9 billion, as compared to Ps. 2,887.9 billion outstanding at December 31, 2009.

According to preliminary figures, at March 31, 2011, the net internal debt of the Mexican Government totaled Ps. 2,817.1 billion, as compared to the Ps. 2,808.9 billion outstanding at December 31, 2010. At March 31, 2011, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 2,990.9 billion, as compared to Ps. 2,888.3 billion at December 31, 2010. The Mexican Government’s financing costs on internal debt totaled Ps. 10.1 billion for the first quarter of 2011, a 19.5% decrease in nominal terms, as compared to the same period of 2010.

At March 31, 2011, the gross internal debt of the public sector including PIDIREGAS obligations totaled Ps. 3,216.3 billion, as compared to Ps. 3,080.9 billion outstanding at December 31, 2010.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	At December 31,														At March 31, 2011(2)
	2006			2007			2008			2009			2010(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	1,569.9	93.9%	Ps.	1,795.8	94.7%	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,636.8	88.1%
Cetes		346.0	20.7		340.5	18.0		357.1	14.9		498.8	18.5	394.0	13.6	370.4	12.4
Floating Rate Bonds		359.6	21.5		325.0	17.1		243.6	10.1		243.5	9.0	183.1	6.3	190.5	6.3
Inflation-Linked Bonds		155.3	9.3		235.3	12.4		334.9	13.9		430.6	15.9	530.1	18.4	547.1	18.2
Fixed Rate Bonds		709.0	42.4		895.1	47.2		1,085.6	45.2		1,206.5	44.6	1,446.8	50.1	1,528.8	51.1
Other		102.9	6.1		100.6	5.3		380.1	15.8		323.4	12.0	334.4	11.6	354.1	11.8

Total Gross Debt	Ps.	1,672.8	100.0%	Ps.	1,896.3	100.0%	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 2,990.9	100.0%

Net Debt
Financial Assets(3)		(125.7)			(107.9)			(68.6)			(231.4)		(79.4)		(173.8)

Total Net Debt	Ps.	1,547.1		Ps.	1,788.3		Ps.	2,332.7		Ps.	2,471.3		Ps. 2,808.9		Ps. 2,817.1

Gross Internal Debt/GDP			15.6%			16.1%			19.8%			21.3%		21.1%		22.0%
Net Internal Debt/GDP			14.4%			15.2%			19.2%			19.5%		20.6%		20.7%

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 406.4 billion at March 31, 2011. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: SHCP.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included, unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund (which we refer to as the IMF) or the debt of the IPAB.

According to preliminary figures, at December 31, 2010, outstanding public sector gross external debt totaled U.S. $110.4 billion, as compared to U.S. $96.4 billion at December 31, 2009. Of this amount, U.S. $108.1 billion represented long-term debt and U.S. $2.3 billion represented short-term debt.

According to preliminary figures, at December 31, 2010, commercial banks held approximately 19.9% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 22.2%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 57.6%; and other creditors held the remaining 0.3%.

According to preliminary figures, at December 31, 2010, total public debt (gross external debt plus net internal debt) represented approximately 30.9% of nominal GDP, an increase of 0.5 percentage points as compared to December 31, 2009.

According to preliminary figures, at March 31, 2011, outstanding public sector gross external debt totaled U.S. $110.2 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $107.7 billion represented long-term debt and U.S. $2.5 billion represented short-term debt.

According to preliminary figures, at March 31, 2011, commercial banks held approximately 19.5% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 22.4%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 57.6%; and other creditors held the remaining 0.5%.

According to preliminary figures, at March 31, 2011, total public debt (gross external debt plus net internal debt) represented approximately 31.5% of nominal GDP, an increase of 0.6 percentage points as compared to December 31, 2010.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies, and a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2006	U.S. $	39,330	U.S. $	7,046	U.S. $	7,545	U.S. $	53,921	U.S. $	845	U.S. $	54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010(4)		56,168		45,536		6,385		108,089		2,339		110,428
At March 31, 2011(4)		56,076		45,343		6,263		107,682		2,503		110,185

By Currency(3)

	At December 31,										At March 31, 2011(4)
	2006		2007		2008		2009		2010(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	90,207	81.9%
Japanese yen	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,680	6.1
Pounds sterling	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,968	1.8
Swiss francs	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9	976	0.9
Others	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	10,354	9.3

Total	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	110,185	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2011), (b) external borrowings by the public sector after March 31, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: SHCP.

Recent Securities Offerings

On February 17, 2011, Mexico issued U.S. $1,000,000,000 of its 5.125% Global Notes due 2020. On April 12, 2011, Mexico issued U.S.$1,000,000,000 of its 6.05% Global Notes due 2040. Both series of notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program.

Liability Management Transactions

On December 15, 2010, Mexico issued two series of debt exchange warrants; the warrants gave the holders the right, but not the obligation, to tender, on their respective exercise dates, certain outstanding foreign currency-denominated bonds issued by the Mexican Government in exchange for peso-denominated bonds to be issued by the Mexican Government (which we refer to as MBonos). The total amount of new MBonos that would have been issued if all of the warrants were exercised was approximately U.S. $2.0 billion. The following table shows the details of the debt exchange warrants offering:

Eligible UMS Bonds to be exchanged		Eligible MBonos to be received	Warrant Series	Exercise Date
US Dollars	Other Currencies

UMS 7.50% 2012

UMS 6.375% 2013

UMS 5.875% 2014

UMS 5.875% 2014N

UMS 6.625% 2015

UMS 11 3/8% 2016

UMS 5.625% 2017

UMS 8.125% 2019

UMS 5.95% 2019N

UMS 8.00% 2022

UMS 8.30% 2031

UMS 7.50% 2033

UMS 6.75% 2034

	UMS EUR 5.375% 2013 UMS ITL 10% 2013 UMS EUR 4.25% 2015 UMS EUR 5.5% 2020 UMS GBP 6.75% 2024	8.0% MBonos due 2020 8.5% MBonos due 2029 or 8.5% MBonos due 2038	XWA11 XWB11	April 8, 2011* May 4, 2011**

*	The Mexican Government announced on April 4, 2011 that a second exercise date for the Series XWA11 warrants would occur on April 27, 2011.
**	The Mexican Government announced on April 19, 2011 that a second exercise date for the Series XWB11 warrants would occur on May 19, 2011.

Holders of approximately 12.0% of the Series XWA11 warrants elected to exercise their warrants on either the first or second exercise date for such warrants. As a result of the exercise of the Series XWA11 warrants, Mexico cancelled approximately U.S. $102.6 million or equivalent of outstanding external debt and issued approximately Ps. 1.3 billion of MBonos.

Holders of approximately 31.4% of the Series XWB11 warrants elected to exercise their warrants on either the first or second exercise date for such warrants. As a result of the exercise of the Series XWB11 warrants, Mexico cancelled approximately U.S. $210.2 million and €59.7 million of outstanding external debt and issued approximately Ps. 3.5 billion of MBonos.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

General

We earn income from:

•	export sales, which consist of sales of crude oil and condensates, petroleum products and petrochemical products;

•	domestic sales, which consist of sales of natural gas, petroleum products (such as gasoline, diesel fuel and LPG) and petrochemical products; and

•	other sources, including financial and investment income.

Our operating expenses include:

•

costs of sales, including the cost of purchases of imported petroleum and other products, depreciation and amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits, the variation of inventories, maintenance, and exploration and non-successful drilling expenses;

•	distribution expenses (including a portion of the cost of the reserve for employee benefits); and

•	administrative expenses (including a portion of the cost of the reserve for employee benefits).

Our income is affected by a number of factors, including:

•

changes in international prices of crude oil, petroleum products and petrochemical products, which are denominated in U.S. dollars, and domestic prices of petroleum products, which are denominated in pesos;

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

Overview

Pursuant to the 2008 energy reform, PEMEX has been given the mandate to maximize value creation through the activities of a productive nature with which it has been entrusted. We are fulfilling this mandate in the short term by increasing the profitability of our business lines through:

•	an improved corporate governance structure, which will operate in accordance with the oil and gas industry’s best practices; and

•

new exploration and production Integrated Contracts, which will allow PEMEX to pay contractors a fee per barrel of crude oil or natural gas extracted. We plan to award these contracts through a bidding process. The contracts, which will use the resources of third parties, rather than PEMEX’s operating cash flows, will be used to make investments in three categories of projects: (i) exploitation of hydrocarbon reserves located in mature fields; (ii) development of the fields located in the Aceite Terciario del Golfo project; and (iii) exploration and exploitation of reserves located in deep-water fields in the Gulf of Mexico. We hope that these contracts will allow us to increase our crude oil production to approximately 3 million barrels per day in the coming years. See “Item 4—Information on the Company—Business Overview—Exploration and Production—Integrated Exploration and Production Contracts.”

In the medium-term, changes in our operations are necessary to achieve tangible improvements in our efficiency and profitability. These changes must include:

•	increased discipline in conducting our operations;

•	incorporation of new technologies to efficiently develop our fields;

•	enhanced project management;

•	improved decision-making processes to shorten lengths of the time between discovery and production;

•	increased administrative efficiency to reduce costs; and

•	enhanced procurement processes.

We have reported significant losses in recent years. In 2009, we reported a net loss of Ps. 94.7 billion as compared to a net loss of Ps. 112.1 billion in 2008, primarily due to reduced purchases of imported products and a benefit from the comprehensive financing result of Ps. 92.2 billion resulting from foreign exchange gains. In 2010, we reported a net loss of Ps. 47.5 billion as compared to a net loss of Ps. 94.7 billion in 2009. The reduction in our net loss in 2010 was primarily due to higher crude oil, natural gas and petroleum products prices, as well as an increase in revenues from IEPS tax credits, which resulted from a higher negative IEPS tax rate in 2010. Nonetheless, we continued to report significant losses during 2010, mainly as a result of the high taxes and duties paid to the Mexican Government. We cannot predict whether we will report income or a loss for the 2011 fiscal year.

In 2009, our equity decreased by Ps. 93.7 billion, from Ps. 26.9 billion as of December 31, 2008 to negative Ps. 66.8 billion as of December 31, 2009. In 2010, our equity decreased by Ps. 47.0 billion, to negative Ps. 113.8 billion as of December 31, 2010. These decreases were primarily due to the net losses recorded in 2009 and in 2010. We note that under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico), decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity. See “—Liquidity and Capital Resources” below.

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

Employee Benefit Plans

We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations which include various actuarial assumptions, such as nominal discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and modify them based on current rates and trends when it is deemed appropriate to do so. As required by Mexican FRS and U.S. GAAP, the effect of these modifications is generally recorded or amortized over future periods. We believe that the assumptions used in recording our obligations under our plans, which are presented in Notes 12 and 21 II(d) to our consolidated financial statements included herein, are reasonable based on our experience and on the advice of our independent actuaries.

Financial Instruments

We follow the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (which we refer to as Bulletin C-10), which provides guidance for the recognition, valuation, accounting treatment and disclosures applicable to derivative financial instruments including hedges and embedded derivatives. Bulletin C-10 requires that all financial instruments, with the exception of “held to maturity”

investments, be recorded at fair value. Held to maturity investments are recorded at amortized cost subject to an impairment review.

We have calculated the fair value of these derivatives using common market valuation methods and value-influencing market data at the relevant respective balance sheet dates. We believe that the assumptions used in calculating the fair value of these instruments, which are presented in Notes 11 and 21 I(g) to our consolidated financial statements included herein, are appropriate based on our experience, applicable accounting standards and the available inputs.

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

Accounting for Income Taxes

As described under “Item 4—Information on the Company—Taxes and Duties” above and in Note 18 to our consolidated financial statements included herein, a new fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities became effective on January 1, 2006 and amendments to the fiscal regime applicable to Pemex-Exploration and Production became effective on January 1, 2008, January 1, 2009, January 1, 2010 and January 1, 2011. In addition, PMI and PMI Norteamérica, S.A. de C.V. are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

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

Contingencies

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome. Liabilities for loss contingencies are recorded when an unfavorable decision is probable and the amount is reasonably estimable. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to our consolidated financial statements. We do not recognize contingent revenues, earnings or assets until their realization is assured. See “Item 8—Financial Information—Legal Proceedings—Civil Actions.”

Inflation Accounting

In accordance with FRS B-10, effective January 1, 2008, we no longer use inflation accounting, unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year periods ended December 31, 2007, 2008 and 2009 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2008, 2009 and 2010 included herein. As a result, unless otherwise indicated, all amounts included in “Item 5—Operating and Financial Review and Prospects” are presented in nominal terms; however, such amounts do reflect accumulated inflationary effects recognized up to December 31, 2007.

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

Export Volumes and Prices

Pemex-Exploration and Production sells crude oil to PMI, which then sells it to international clients. The volume of crude oil that we export is the volume delivered to international clients as adjusted for water content according to the bill of lading and standard market practice. PMI bases crude oil export price formulas on a basket of international reference prices and a constant set according to specific market conditions. We determine export prices of refined products, petrochemicals and natural gas by reference to market conditions and direct negotiations with our clients.

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

	Year ended December 31,
	2006		2007		2008		2009		2010
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	66.04	U.S. $	72.20	U.S. $	100.06	U.S. $	61.92	U.S. $	79.45
PEMEX crude oil weighted average export price		53.04		61.64		84.38		57.42		72.33

Note:	The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On June 28, 2011, the spot price for West Texas Intermediate crude oil was U.S. $92.64 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $98.37 per barrel.

Sources: PMI operating statistics and Platt’s U.S. Market Scan (McGraw-Hill Company).

Domestic Prices

The formulas used to determine prices for petroleum products and petrochemical products sold in the Mexican market are determined by the SHCP and the Energy Regulatory Commission, in accordance with the Federal Public Administration Organic Law, the Ley de Planeación (Planning Law), the Reglamento Interior (Internal Regulations) of the SHCP and the Energy Regulatory Commission Law. The SHCP and the Energy Regulatory Commission receive input from PEMEX and other governmental ministries through committees composed of officers of Petróleos Mexicanos, the subsidiary entities, some of the subsidiary companies, and representatives of various government ministries, including, among others, the SHCP, the Ministry of Energy, the Secretaría de la Función Pública (Ministry of Public Function, which we refer to as the SFP), and the Secretaría de Economía (Ministry of Economy). The SHCP and the Energy Regulatory Commission determine wholesale and first-hand sale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The SHCP adjusts prices for petroleum and petrochemical products sold in the Mexican market, so that they are consistent with the Mexican Government’s macroeconomic targets. See “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2006				2007				2008				2009				2010
	Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.
Petroleum Products
Unleaded regular gasoline(1)	U.S. $	96.46	U.S. $	104.10	U.S. $	100.59	U.S. $	110.15	U.S. $	104.44	U.S. $	129.84	U.S. $	91.02	U.S. $	91.49	U.S. $	104.52	U.S. $	108.49
Premium gasoline(1)		114.64		112.62		124.00		119.95		130.87		141.29		112.93		102.91		124.40		120.29
Diesel(1)		79.47		111.18		85.09		118.44		91.03		160.01		92.47		99.78		109.04		119.78
Jet fuel(2)		81.31		80.91		88.93		89.56		125.09		124.31		70.89		69.77		91.73		90.42
Kerosene(3)		79.37		83.67		85.10		91.13		91.03		126.82		92.48		71.49		109.05		92.51
Natural Gas(4)
Industrial		7.50		7.87		7.45		7.68		9.67		9.65		4.43		5.33		5.25		5.40
Residential		12.57		13.73		14.96		13.08		16.47		13.89		15.66		12.14		15.98		11.19
Selected Petrochemicals
Ammonia(5)		305.53		282.17		310.76		301.95		521.23		517.67		265.37		232.61		350.62		368.97
Polyethylene L.D.(6)		1,504.40		1,509.98		1,593.26		1,344.10		1,791.89		1,512.66		1,226.69		1,058.65		1,774.97		1,550.14
Polyethylene H.D.(7)		1,504.53		1,463.60		1,485.02		1,270.69		1,658.72		1,357.51		1,107.00		955.40		1,425.04		1,225.04
Styrene(8)		1,475.00		1,358.50		1,575.75		1,426.84		1,698.05		1,529.92		1,098.36		1,005.90		1,486.17		1,301.93

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices in Houston, Texas. Sources for note (1): Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).
(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne). Sources for note (2): Pemex-Refining and Platt’s U.S. Market Scan (McGraw-Hill Company).
(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude taxes.

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

(5)	In U.S. dollars per ton. Prices exclude taxes. Mexican wholesale prices at Cosoleacaque Petrochemical Plant. Spot prices for the Caribbean. Sources for note (5): Pemex-Petrochemicals, Fertecon Weekly Ammonia Fax (Fertecon Limited) and Fertilizer Market Bulletin (FMB Consultants Ltd.)
(6)	In U.S. dollars per ton. PX 20020 P quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices since June 2006 are for exports, and for previous years are U.S. domestic prices.

Sources for note (6): Pemex-Petrochemicals and ICIS-Pricing.

(7)	In U.S. dollars per ton. PADMEX 65050 quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices since June 2006 are for exports, and for previous years are U.S. domestic prices.

Sources for note (7): Pemex-Petrochemicals and ICIS-Pricing.

(8)	In U.S. dollars per ton. Prices exclude taxes. Mexico prices to end consumers. U.S. reference prices are an average of contract and spot prices.

Sources for note (8): Pemex-Petrochemicals and ICIS pricing.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2008		2009		2010
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps.	767,522	Ps.	542,375	Ps.	649,956
Hydrocarbons income tax		1,583		2,503		2,460
Income tax		2,597		1,756		1,725
IEPS tax(2)		—		—		—

Total	Ps.	771,702	Ps.	546,633	Ps.	654,141

Note: For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties.” Numbers may not total due to rounding.

(1)	Figures for all years are stated in nominal pesos.
(2)	During 2008, 2009 and 2010, no IEPS tax was generated due to negative IEPS tax rates, as explained below.

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

Our retail prices for gasoline and diesel reflect the addition of the IEPS tax when the IEPS tax rate is positive, as well as the value added tax. We charge the IEPS tax only on gasoline and diesel.

For financial statement purposes, the IEPS tax, when due to the Mexican Government, is presented as part of net domestic sales and then deducted after “Income before hydrocarbon extraction duties.” From the end of 2005 through May 2011, the IEPS tax rate has been negative, and therefore was not reflected as part of net domestic sales. In 2006, 2007, 2008, 2009, 2010 and the first half of 2011, we received a tax credit equal to the amount of negative IEPS taxes, which is reflected in our income statement under “other revenues.”

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

Since the end of 2005, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax, the freight to gas stations and the retailer’s margin, which has generated a “negative” IEPS tax rate. Beginning in 2006, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first toward its value added tax liability and then toward ordinary hydrocarbon duties. These IEPS tax credits are recorded in our income statement under “other revenues.” In 2010, we were permitted to credit Ps. 73.6 billion of negative IEPS tax, of which we credited Ps. 37.2 billion against our IEPS tax and value added tax liabilities. The remaining surplus was credited against the Ordinary Hydrocarbons Duty.

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

The Mexican Government incorporates the annual budget and financing program of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Chamber of Deputies for approval.

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, along with turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 4.1% in 2006, 3.8% in 2007, 6.5% in 2008, 3.6% in 2009 and 4.4% in 2010.

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

Effective January 1, 2008, we adopted FRS B-10, which superseded Bulletin B-10 and its five amendments, as well as the related circulars and Interpretación de las Normas de Información Financiera (Interpretation of Financial Reporting Standards, or INIF) No. 2. The principal effects of FRS B-10 on our consolidated financial statements are:

•

Recognition of the effects of inflation on the financial information until December 31, 2007, based on the NCPI, as reported by Banco de México. In 2008, 2009 and 2010, the effects of inflation were not recognized in our consolidated financial statements because the accumulated inflation over the three-year periods ended December 31, 2007, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

•

If at the end of a future year, the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary,” and we would therefore be required to retroactively recognize the effects of inflation not previously included in our consolidated financial statements while the economic environment was considered non-inflationary. The indexes used for the recognition of inflation in 2007, 2008, 2009 and 2010 were as follows.

December 31,	NCPI	Inflation
		For the year	Accumulated
2010	144.6390	4.40%	15.19%
2009	138.5410	3.57%	14.48%
2008	133.7610	6.52%	15.01%
2007	125.5640	3.76%	11.56%

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

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Sales

Total sales increased by 17.6% in 2010, from Ps. 1,089.9 billion in 2009 to Ps. 1,282.1 billion in 2010. This increase resulted primarily from higher crude oil and petroleum products prices and a greater volume of crude oil exports.

Domestic Sales

Domestic sales increased by 14.7% in 2010, from Ps. 596.4 billion in 2009 to Ps. 683.9 billion in 2010, primarily due to increases in the prices and volumes of sales of natural gas, petroleum products and petrochemicals sold by PEMEX. Domestic sales of natural gas increased by 14.7% in 2010, from Ps. 59.9 billion in 2009 to Ps. 68.7 billion in 2010, as a result of an increase in the price of natural gas and a 4.3% increase in the volume of domestic sales of natural gas, from 3,119 million cubic feet per day in 2009 to 3,254 million cubic feet per day in 2010. Domestic sales of petroleum products increased by 13.7% in 2010, from Ps. 513.4 billion in 2009 to Ps. 583.7 billion in 2010, primarily due to higher gasoline prices. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 36.5%, from Ps. 23.0 billion in 2009 to Ps. 31.4 billion in 2010, due to increases in the prices of most petrochemical products sold by PEMEX and a 5.1% increase in the volume of petrochemical product sales.

Export Sales

Export sales increased by 21.4% in peso terms in 2010, from Ps. 488.3 billion in 2009 to Ps. 592.9 billion in 2010. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 27.2% in peso terms, from Ps. 406.9 billion in 2009 to Ps. 517.6 billion in 2010. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 34.9% in 2010, from U.S. $30.4 billion in 2009 to U.S. $41.0 billion in 2010. This increase was the result of higher crude oil and product prices and an increase in the volume of crude oil exports. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 75.3 billion in 2010, 7.5% less in peso terms than the Ps. 81.4 billion of additional revenues generated in 2009, mainly due to a decrease in the volume of export products traded by the PMI Group. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2010 was U.S. $72.33, 26.0% higher than the weighted average price of U.S. $57.42 in 2009.

Crude oil export sales by Pemex-Exploration and Production to PMI accounted for 87.5% of total export sales (excluding the trading activities of the PMI Group) in 2010, as compared to 84.5% in 2009. These crude oil sales increased in peso terms by 31.7% in 2010, from Ps. 343.9 billion in 2009 to Ps. 452.9 billion in 2010, and increased in dollar terms by 40.2% in 2010, from U.S. $25.6 billion in 2009 to U.S. $35.9 billion in 2010. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2010 was U.S. $72.32, 25.9% higher than the weighted average price of U.S. $57.44 in 2009. The volume of crude oil exports increased by 11.4%, from 1,222 thousand barrels per day in 2009 to 1,361 thousand barrels per day in 2010, mainly due to (i) the replacement of crude oil with naphtha and natural gasoline as raw materials in the production of refined products by Pemex-Petrochemicals at the Cangrejera petrochemical complex, as well as (ii) a decrease in Pemex-Refining’s requirements for crude oil, resulting from an intensive maintenance program and operational issues at its facilities.

Export sales of petroleum products, including natural gas and natural gas liquids, by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties decreased from 15.1% of total export sales (excluding the trading activities of the PMI Group) in 2009 to 11.9% of those export sales in 2010. Export sales of petroleum products, including natural gas and natural gas liquids, increased by 0.5%, from Ps. 61.3 billion in 2009 to Ps. 61.6 billion in 2010, primarily due to increases in prices and export volumes. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, increased by 6.5%, from U.S. $4.6 billion in 2009 to U.S. $4.9 billion in 2010. Export sales of natural gas decreased by 30.0%, from Ps. 1.0 billion in 2009 to Ps. 0.7 billion in 2010. This decrease was mainly due to reduced availability of natural gas for export, as a result of higher demand in the Mexican electricity sector.

Petrochemical products accounted for the remainder of export sales in 2009 and 2010. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 82.4% in 2010, from Ps. 1.7 billion in 2009 to Ps. 3.1 billion in 2010, primarily as a result of increases in prices. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 87.9% in 2010, from U.S. $131.0 million in 2009 to U.S. $246.1 million in 2010.

Services Income

Services income amounted to Ps. 5.3 billion in both 2009 and 2010. Services income consists primarily of fees charged by Pemex-Refining for freight services provided to third parties.

Costs of Sales and General Expenses

Costs of sales increased by 12.7%, from Ps. 561.1 billion in 2009 to Ps. 632.3 billion in 2010. This increase was mainly due to an increase of Ps. 86.1 billion in purchases of imported products to be resold in Mexico and a Ps. 7.6 billion increase in the net cost of employee benefits for the period, which was only partially offset by a Ps. 38.0 billion decrease in cost of sales due to variations in the value of inventory.

General expenses increased by 3.8%, from Ps. 100.5 billion in 2009 to Ps. 104.3 billion in 2010. This increase was primarily due to an increase of Ps. 1.4 billion in wages and a Ps. 1.0 billion increase in the net cost of employee benefits for the period.

Other Revenues (Principally IEPS Benefit), Net

Other revenues, net, increased by 78.7% in 2010, from Ps. 40.3 billion in 2009 to Ps. 72.0 billion in 2010, primarily due to higher negative rates of the IEPS tax in 2010 as compared to 2009, due to the fact that international prices rose faster than domestic prices for products subject to the IEPS tax. As a result, PEMEX recognized revenues from IEPS tax credits of Ps. 37.2 billion in 2009 and Ps. 73.6 billion in 2010.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. In 2010, our loss associated with comprehensive financing result decreased by 21.6%, from a loss of Ps. 15.3 billion in 2009 to a loss of Ps. 12.0 billion in 2010, as a result of a larger foreign currency exchange rate gain during 2010 as compared to 2009, which was partially offset by an increase in our net interest expense during the year.

Exchange Rate Gain. A substantial portion of PEMEX’s indebtedness, 80.3% at December 31, 2010, is denominated in foreign currencies. The appreciation of the peso therefore resulted in a foreign exchange gain of approximately Ps. 20.2 billion in 2010, as compared to a foreign exchange gain of approximately Ps. 14.7 billion in 2009. The peso/dollar exchange rate appreciated by 5.7% in dollar terms in 2010, from Ps. 13.0587 = U.S. $1.00 on December 31, 2009 to Ps. 12.3571 = U.S. $1.00 on December 31, 2010, as compared to a 3.7% appreciation of the exchange rate in 2009.

Interest, Net. PEMEX’s net interest expense increased by Ps. 2.1 billion in 2010, primarily as a result of net unrealized losses on derivative financial instruments treated as non-hedges.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 19.7% in 2010, from Ps. 546.6 billion in 2009 to Ps. 654.1 billion in 2010, largely due to higher average crude oil prices. In 2010, duties and taxes represented 51.0% of total sales, whereas in 2009 they represented 50.2% of total sales, because our effective rate of taxes and duties increases as oil prices increase.

Net Loss

In 2010, we had a net loss of Ps. 47.5 billion from Ps. 1,282.1 billion in total sales revenues, as compared to a net loss of Ps. 94.7 billion from Ps. 1,089.9 billion in total sales revenues in 2009. This decrease in net loss in 2010 is primarily explained by a 34.2% increase in income before taxes and duties as a result of higher crude oil, natural gas and petroleum products prices, as well as a larger IEPS tax credit.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Sales

Total sales decreased by 18.0% in 2009, from Ps. 1,328.9 billion in 2008 to Ps. 1,089.9 billion in 2009. This decrease resulted primarily from lower crude oil prices and a lower volume of crude oil exports.

Domestic Sales

Domestic sales decreased by 12.3% in 2009, from Ps. 679.8 billion in 2008 to Ps. 596.4 billion in 2009, primarily due to decreases in the prices and volumes of sales of natural gas, petroleum products and petrochemicals sold by PEMEX. Domestic sales of natural gas decreased by 43.9% in 2009, from Ps. 106.8 billion in 2008 to Ps. 59.9 billion in 2009, as a result of a decrease in the price of natural gas, as well as a 16.5% decrease in the volume of sales of natural gas. Domestic sales of petroleum products decreased by 5.0% in 2009, from Ps. 540.7 billion in 2008 to Ps. 513.4 billion in 2009, primarily due to lower prices and a 3.0% decrease in the volume of domestic sales of petroleum products. The decrease in the sales volumes of petroleum products, from 1,827 thousand barrels per day in 2008 to 1,772 thousand barrels per day in 2009, was primarily due to lower demand. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 28.6%, from Ps. 32.2 billion in 2008 to Ps. 23.0 billion in 2009, due to decreases in the prices of most petrochemical products sold by PEMEX, which was only partially offset by a 0.3% increase in the volume of petrochemical product sales.

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

Export crude oil sales by Pemex-Exploration and Production to PMI accounted for 84.5% of export sales (excluding the trading activities of the PMI Group) in 2009, as compared to 87.2% in 2008. These crude oil sales decreased in peso terms by 26.5% in 2009, from Ps. 467.6 billion in 2008 to Ps. 343.9 billion in 2009, and decreased in dollar terms by 40.9% in 2009, from U.S. $43.3 billion in 2008 to U.S. $25.6 billion in 2009. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2009 was U.S. $57.44, 31.8% less than the weighted average price of U.S. $84.26 in 2008. The volume of crude oil exports decreased by 12.9%, from 1,403 thousand barrels per day in 2008 to 1,222 thousand barrels per day in 2009, mainly as a consequence of the decline in production of the Cantarell fields.

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

Liquidity and Capital Resources

Equity Structure and Certificates of Contribution “A”

Our total equity as of December 31, 2010 was negative Ps. 113.8 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 461.4 billion. Under the Commercial Bankruptcy Law of Mexico, decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding.

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

In February 2008, the Mexican Government made a payment to Petróleos Mexicanos under the Federal Law of Budget and Fiscal Accountability, in the amount of Ps. 2,806.2 million. Petróleos Mexicanos capitalized this amount in equity. In December 2008, the Mexican Government made further payments in the aggregate amount of Ps. 32,639 million to Petróleos Mexicanos to fund infrastructure works, which were also capitalized in equity. In addition, Petróleos Mexicanos capitalized interest in the amount of Ps. 12.2 million related to these payments by the Mexican Government, for a total amount capitalized in 2008 of Ps. 35,457 million. In December 2009, Petróleos Mexicanos capitalized interest in the amount of Ps. 467.2 million. In December 2010, Petróleos Mexicanos capitalized interest in the amount of Ps. 0.122 million, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works.

Cash Flows from Operating, Financing and Investing Activities

During 2010, under Mexican FRS, net funds provided by operating activities, determined on a cash flow basis, totaled Ps. 160.1 billion, as compared to Ps. 204.2 billion in 2009. Net income before taxes and duties was Ps. 606.7 billion, as compared to net income before taxes and duties of Ps. 452.0 billion in 2009. Our net indebtedness increased by Ps. 60.9 million in 2010, as compared to an increase of net indebtedness of Ps. 11.5 billion in 2009. During 2010, we applied net funds of Ps. 184.6 billion for net investments at cost in fixed assets, as compared to our application of net funds of Ps. 213.2 billion in 2009 for net investments at cost in fixed assets.

At December 31, 2010, our cash and cash equivalents totaled Ps. 133.6 billion, as compared to Ps. 159.8 billion at December 31, 2009.

Investment Policies

Our Finance and Treasury Department requires that we maintain financial resources sufficient to meet our payment commitments and those of the subsidiary entities, as well as a comprehensive, consolidated cash position and related projections in anticipation of such commitments.

We also develop mechanisms for the investment of our financial resources aimed at allowing us to take advantage of favorable market conditions and to access the most favorable contracting terms offered to us by financial institutions.

Investments of financial resources by our Finance and Treasury Department, in both pesos and dollars, are made in accordance with the following policies:

Investments of Amounts in Pesos

We are obligated, during the structuring and development phase of our financial transactions, to observe and comply with the applicable guidelines issued by the Mexican Government. These include the Lineamientos para el manejo de las disponibilidades financieras de las entidades paraestatales de la Administración Pública Federal (Guidelines to Manage Financial Resources of the Public Sector Entities of the Federal Public Administration), issued by the SHCP, which provide that Petróleos Mexicanos may only invest in the following:

(a)	securities issued or guaranteed by the Mexican Government;

(b)	repurchase agreements structured using securities issued or guaranteed by the Mexican Government;

(c)	time deposits with major financial institutions, the balance of which may not exceed 10% of our cash and cash equivalents; and

(d)	shares of mutual funds whose investments are limited to securities issued or guaranteed by the Mexican Government.

In addition to the above limits, repurchase agreements (which are sometimes called repo transactions) may only be entered into with financial institutions that maintain, at a minimum, the following credit ratings as issued by the applicable rating agency:

Domestic scale	Fitch Ratings	S&P	Moody’s
Long term	AA(mex)	MxAA	AA.mx

Investments of Financial Resources in Dollars

Investments of amounts in dollars must comply with PEMEX’s operational and strategic requirements, and must be previously approved by Banco de México on a case-by-case basis. Currently, our investments in dollars are limited to operational accounts, short-term money market funds and time deposits. Our dollar investments are managed by Banco de México.

Currencies in which Cash and Temporary Investments Are Maintained

We generally maintain cash and cash equivalents in pesos and in dollars—the two currencies in which we generate revenues from the domestic and international sales of our products. Similarly, most of our expenses, including those relating to our debt, are payable in these two currencies.

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures for 2011 total approximately Ps. 236.2 billion. For a general description of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2010, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 194.8 billion in capital expenditures on exploration and production. In 2011, Pemex-Exploration and Production has 23 projects in its capital expenditures budget, for which Ps. 193.3 billion has been budgeted. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investments in Exploration and Production.”

Pemex-Refining invested in five infrastructure projects in 2010 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 22.6 billion in capital expenditures in nominal peso terms. In 2011, Pemex-Refining expects to invest Ps. 32.6 billion in capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2011, Pemex-Gas and Basic Petrochemicals expects to invest Ps. 5.2 billion in capital expenditures, as compared to Ps. 3.9 billion of capital expenditures in 2010. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2011, Pemex-Petrochemicals expects to invest Ps. 3.3 billion in capital expenditures for five projects, as compared to Ps. 2.5 billion of capital expenditures in 2010. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

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

As of December 31, 2010, Petróleos Mexicanos had U.S. $3.5 billion in available lines of credit in order to ensure liquidity.

Effective January 1, 2009, in connection with the amendments to the Federal Law of Budget and Fiscal Accountability described under “Item 4—Information on the Company—History and Development,” Petróleos Mexicanos assumed primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163, as applicable, continued to act as servicer of all indebtedness until Petróleos Mexicanos legally assumed, as primary obligor, their indebtedness under the related agreements. These legal assumptions were carried out during the second half of 2009.

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

A number of our financing agreements contain restrictions on (a) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions, (b) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At December 31, 2010 and at the date of this report, we were not in default on any of our financing agreements.

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

Financing Activities

2011 Financing Activities. During the period from January 1 to June 28, 2011, Petróleos Mexicanos participated in the following activities:

•	On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 3,750,000,000 at a floating rate. The loan matures in September 2011.

•

On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000,000 of publicly traded notes at a floating rate, which mature in 2016. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 Notes Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000,000 of its 6.500% Bonds due 2041; the bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

2010 Financing Activities. During the period from January 1 to December 31, 2010, Petróleos Mexicanos obtained U.S. $2,997 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program. In addition, we participated in the following activities:

•	On January 7, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000,000 at a floating rate. The loan matures in September 2011.

•	On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $12,000,000,000.

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

•

On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999,984 of publicly traded notes in three tranches: one at a floating rate for Ps. 8,500,000,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010); and the third at a fixed rate for 337,670,900 UDIs (equivalent to Ps. 1,499,999,984), which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 Notes Program.

•	On June 24, 2010, Petróleos Mexicanos borrowed U.S. $990,000,000 under a syndicated revolving credit facility established on September 7, 2007 and repaid this amount in July 2010.

•	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000,000 of 5.50% Notes due 2021; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 6.625% Bonds due 2035. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000,000 of its 6.625% Perpetual Bonds; the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On October 20, 2010, Petróleos Mexicanos issued U.S. $250,000,000 of its 6.625% Perpetual Bonds. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On November 18, 2010, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000,000; the facility bears interest at a floating rate linked to the London Interbank Offered

Rate (LIBOR). The facility matures in 2013 and can be extended twice for a period of one year per extension with the agreement of the lenders. As of December 31, 2010, Petróleos Mexicanos had not utilized this credit facility.

•

On November 18, 2010, Petróleos Mexicanos entered into a credit facility in the amount of U.S. $2,000,000,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016. As of December 10, 2010, Petróleos Mexicanos had utilized the full amount of this credit facility.

•	On December 22, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $22,000,000,000.

In January 2010, PMI Trading obtained a syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000,000 credit line is to finance the trading activities of PMI Trading. During 2010, PMI Trading borrowed and repaid an aggregate amount of U.S. $4,885,000,000 under this facility, although no more than U.S. $450,000,000 was outstanding at any time. As of December 31, 2010, no debt was outstanding under this credit line.

In addition, on October 12, 2010, Petróleos Mexicanos redeemed U.S. $1,740,402,000 principal amount of its outstanding 7.75% Guaranteed Perpetual Bonds, which were originally issued on September 28, 2004 by the Master Trust.

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

•	On September 30, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 3,750,000,000, which matured in December 2009.

•	On October 8, 2009, Petróleos Mexicanos issued €1,000,000,000 of its 5.5% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•	On October 8, 2009, Petróleos Mexicanos repaid U.S. $990,000,000 of the U.S. $2,500,000,000 borrowed through the syndicated revolving credit facility established on September 7, 2007.

•	On October 13, 2009, Petróleos Mexicanos issued CHF 350,000,000 of its 3.500% Notes due 2014; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000,000 Medium-Term Notes Program, Series C.

•	On October 29, 2009, the CNBV authorized the increase of our Notes Program to Ps. 140,000,000,000 or its equivalent in UDIs and the possibility of offering short-term notes.

Petróleos Mexicanos undertook the following activities to comply with the amendments to the Federal Law of Budget and Fiscal Accountability, which became effective in November 2008:

•	As a result of the elimination of PEMEX’s PIDIREGAS program, PEMEX did not provide for the entering into by the Master Trust and Fideicomiso F/163 of any financings in 2009.

•	As of January 31, 2009, Petróleos Mexicanos recognized all PIDIREGAS-related financings as direct public debt for accounting and budgeting purposes.

•

During the second half of 2009, Petróleos Mexicanos, the Master Trust, Fideicomiso F/163 and the relevant counterparties entered into assignment agreements and other similar agreements by which Petróleos Mexicanos assumed, as primary obligor, all of the rights and obligations of the Master Trust and Fideicomiso F/163 related to their respective financings, including bond issuances and banking arrangements.

•

Petróleos Mexicanos requested and obtained the authorization of the CNBV and BMV to conduct a public exchange offer for the voluntary acquisition and the assumption of the corresponding obligations under the seven series of publicly traded notes issued by Fideicomiso F/163. At a meeting in October 2009, the holders of these series of notes approved the cancellation of the notes, subject to the completion of the public offering described above. In December 2009, once the public offer was completed, the CNBV authorized the cancellation of the notes issued by Fideicomiso F/163 from the National Registry of Securities and Petróleos Mexicanos issued, as primary obligor, new publicly traded notes under the same terms and conditions as those originally issued by Fideicomiso F/163.

•

As of December 31, 2009, Petróleos Mexicanos had effectively assumed all of the debt obligations of the Master Trust and Fideicomiso F/163, which now constitute direct debt obligations of Petróleos Mexicanos as primary obligor.

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2010 based on short-and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S. $	470
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		5,254
Lines of credit with fixed interest rates		925

Total short-term debt	U.S. $	6,649

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 3.27% to 11.0% and maturities ranging from 2012 to 2038 and perpetual bonds with no maturity date	U.S. $	28,162

Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2012 to 2020	U.S. $	12,578
Floating rate notes with maturities ranging from 2012 to 2020	U.S. $	5,806

Total variable rate instruments	U.S. $	18,384

Total long-term debt	U.S. $	46,546

Total indebtedness(1)	U.S. $	53,195

Note:	Numbers may not total due to rounding.
(1)	Excludes accrued interest.

The table below sets forth our total indebtedness as of December 31 for each of the five years from 2006 to 2010.

Total Indebtedness of PEMEX

	As of December 31,(1)
	2006		2007		2008		2009		2010
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S. $	10,885	U.S. $	9,227	U.S. $	7,204	U.S. $	9,522	U.S. $	10,697
External debt(3)
Bonds(4)		27,583		20,766		19,114		23,766		23,760
Direct bank loans(5)		4,996		7,263		6,918		5,226		6,947
Export credit agency loans (project finance)(6)		7,696		7,605		8,022		7,930		9,525
Financial leases		70		—		435		293		271
Notes payable to contractors		952		1,227		1,120		1,134		1,995

Total external debt	U.S. $	41,297	U.S. $	36,861	U.S. $	35,609	U.S. $	38,348	U.S. $	42,498

Total indebtedness(7)	U.S. $	52,183	U.S. $	46,087	U.S. $	42,815	U.S. $	47,871	U.S. $	53,195

Note:	Numbers may not total due to rounding.
(1)	Figures do not include accrued interest. Accrued interest was U.S. $139 million, U.S. $5.4 million, U.S. $522.4 million, U.S. $515 million and U.S. $598 million at December 31, 2006, 2007, 2008, 2009 and 2010, respectively.
(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 10.8810 = U.S. $1.00 for 2006, Ps. 10.8662 = U.S. $1.00 for 2007, Ps. 13.5383 = U.S. $1.00 for 2008, Ps. 13.0587 = U.S. $1.00 for 2009 and Ps. 12.3571 = U.S. $1.00 for 2010. See Notes 3 and 10 to our consolidated financial statements included herein.
(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico, and payable outside the territory of Mexico.
(4)	Includes, as of December 31, 2006 and 2007, U.S. $1.37 billion of 4.5% Guaranteed Exchangeable Bonds due 2011 issued by RepCon Lux, S.A. (redeemed in 2008) and, as of December 31, 2006, 2007, 2008, 2009 and 2010, U.S. $1.9 billion, U.S. $1.5 billion, U.S. $1.2 billion, U.S. $0.9 billion and U.S. $0.7 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.” below.
(5)	Includes U.S. $2.5 billion under a syndicated revolving credit facility as of December 31, 2007, U.S. $1.5 billion under this facility as of December 31, 2008, and indebtedness of the Master Trust consisting of trade financing advances from commercial banks of U.S. $4.3 billion as of December 31, 2006 and U.S. $4.25 billion as of each of December 31, 2007 and 2008. As of December 31, 2009, Petróleos Mexicanos had legally assumed these obligations. Also includes, as of December 31, 2010, U.S. $2.0 billion outstanding under a credit facility entered into in November 2010.
(6)	Includes U.S. $7,409 million, U.S. $7,411 million and U.S. $7,904 million of indebtedness of the Master Trust as of December 31, 2006, 2007 and 2008, respectively. As of December 31, 2009, Petróleos Mexicanos had legally assumed these obligations. All credits included herein are insured or guaranteed by Export Credit Agencies.
(7)	Includes U.S. $35.5 billion, U.S. $32.1 billion and U.S. $32.2 billion of indebtedness of the Master Trust as of December 31, 2006, 2007 and 2008, respectively, and U.S. $10.6 billion, U.S. $9.0 billion and U.S. $7.0 billion of indebtedness of Fideicomiso F/163 as of December 31, 2006, 2007 and 2008, respectively. As of December 31, 2009, Petróleos Mexicanos had legally assumed these obligations.
Source:	PEMEX’s financial statements.

Financing Activities of Pemex Finance, Ltd.

Commencing on December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services, B.V. have entered into several agreements with Pemex Finance, Ltd. Under these contracts, Pemex Finance, Ltd. purchases certain existing PMI accounts receivable for crude oil as well as certain accounts receivable to be generated in the future by PMI related to crude oil. The receivables sold are those generated by the sale of Maya and Altamira crude oil to designated customers in the United States, Canada and Aruba. The net proceeds obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for capital expenditures. Pemex Finance, Ltd. obtains resources for the acquisition of such accounts receivable through the placement of debt instruments in the international markets.

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican FRS are consolidated into our financial statements. Consequently, sales of accounts receivable by Pemex Finance, Ltd. have been reclassified as debt. The option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, which was approximately U.S. $686.8 million as of December 31, 2010, including accrued interest, has been redeemed.

As of December 31, 2010, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $680.0 million aggregate principal amount of notes with maturities ranging from 2011 to 2018 and interest rates between 9.03% and 10.61%, as well as two series of floating rate notes.

2011 Financing Activities. During the first five months of 2011, Pemex Finance, Ltd. made payments of U.S. $48.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during the first five months of 2011.

2010 Financing Activities. During 2010, Pemex Finance, Ltd. made payments of U.S. $213.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2010.

2009 Financing Activities. During 2009, Pemex Finance, Ltd. made payments of U.S. $303.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2009.

Contractual Obligations and Off-Balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2010 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2010(1)

			Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S. $	51,527.2	U.S. $	6,298.7	U.S. $	10,694.8	U.S. $	8,462.9	U.S. $	26,070.7
Notes payable to contractors(3)		1,995.1		921.2		753.0		152.4		168.4
Capital lease obligations(4)		270.8		27.3		47.7		67.8		128.0
Other long-term liabilities:
Dismantlement and abandonment costs obligations(5)		3,050.8		215.0		294.1		459.4		2,082.3
Employee benefits plan(6)		53,521.1		8,364.6		8,719.2		10,612.4		25,824.9

Total contractual obligations recognized in balance sheet		110,365.0		15,826.8		20,508.9		19,754.9		54,274.4

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(7)		34,077.7		9,818.3		8,558.0		3,456.0		12,245.4
Financed Public Works Contracts (FPWC)(8)		5,745.4		1,582.5		430.2		422.4		3,310.3
Nitrogen supply contracts(9)		1,266.2		175.7		309.2		230.3		551.0

Total contractual obligations not recognized in liabilities		41,089.3		11,576.6		9,297.4		4,108.7		16,106.6

Total contractual obligations	U.S. $	151,454.3	U.S. $	27,403.4	U.S. $	29,806.3	U.S. $	23,863.6	U.S. $	70,381.0

Notes:	Numbers may not total due to rounding.
(1)	All amounts calculated in accordance with Mexican FRS.
(2)	See Note 10 to our consolidated financial statements included herein. Figures in this line item do not include notes payable to contractors and capital lease obligations, which are presented in separate line items.
(3)	See Note 10 to our consolidated financial statements included herein.
(4)	See Notes 10 and 21 II(e) to our consolidated financial statements included herein.
(5)	See Notes 3(k) and 9(c) to our consolidated financial statements included herein.
(6)	See Note 12 to our consolidated financial statements included herein.
(7)	See Note 15(e) to our consolidated financial statements included herein.
(8)	The amounts presented for Financed Public Works Contracts in this table correspond to works the performance and delivery of which by the relevant contractors are pending. For more information on the FPWC program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts” and Note 15(d) to our consolidated financial statements included herein.
(9)	See Notes 15(b) and (c) to our consolidated financial statements included herein.
Source:	PEMEX’s financial statements.

As of December 31, 2010, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered into for Trading Purposes” for more information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2010.

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2010 as well as the percentage change in sales revenues for the years 2008 to 2010.

	Year Ended December 31,									2009 vs. 2008	2010 vs. 2009
	2006		2007		2008	2009		2010
	(in millions of pesos)(1)									(%)	(%)
Exploration and Production
Trade sales(2)		—		—	—		—		—	—	—
Intersegment sales	Ps.	890,012	Ps.	912,295	Ps. 1,137,807	Ps.	827,653	Ps.	980,603	(27.3)	18.5

Total net sales		890,012		912,295	1,137,807		827,653		980,603	(27.3)	18.5
Refining
Trade sales(2)(3)		409,554		433,604	490,556		469,614		537,192	(4.3)	14.4
Intersegment sales		46,242		42,230	56,992		61,001		68,865	7.0	12.9

Total net sales		455,796		475,834	547,548		530,615		606,057	(3.1)	14.2
Gas and Basic Petrochemicals
Trade sales(2)		138,688		139,963	167,108		111,245		125,392	(33.4)	12.7
Intersegment sales		83,058		82,941	104,028		60,723		74,065	(41.6)	22.0

Total net sales		221,746		222,904	271,136		171,968		199,457	(36.6)	16.0
Petrochemicals
Trade sales(2)		21,639		21,702	25,576		18,885		24,739	(26.2)	31.0
Intersegment sales		9,654		35,942	54,482		31,069		16,587	(43.0)	(46.6)

Total net sales		31,293		57,644	80,057		49,954		41,326	(37.6)	(17.3)
Corporate and subsidiary companies
Trade sales(2)(3)		536,220		543,988	645,710		490,176		594,742	(24.1)	21.3
Intersegment sales and eliminations		(1,028,969)		(1,073,408)	(1,353,309)		(980,445)		(1,140,120)	(27.6)	16.3

Total net sales		(492,749)		(529,420)	(707,599)		(490,270)		(545,379)	(30.7)	11.2

Total net sales	Ps.	1,106,101	Ps.	1,139,257	Ps. 1,328,950	Ps.	1,089,921	Ps.	1,282,064	(18.0)	17.6

Note:	Numbers may not total due to rounding.
(1)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from December 31, 2006 through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factor. Figures as of December 31, 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009 and 2010 are stated in nominal pesos.
(2)	Sales to external customers.
(3)	Includes services income.
Source:	PEMEX’s consolidated financial statements.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the five-year period ended December 31, 2010, as well as the percentage change in income for the years 2008 to 2010.

	Year Ended December 31,										2009 vs. 2008	2010 vs. 2009
	2006		2007		2008		2009		2010
	(in millions of pesos)(1)										(%)	(%)
Business Segment
Exploration and Production	Ps.	75,888	Ps.	19,966	Ps.	23,473	Ps.	5,436	Ps.	34,367	(76.8)	532.2
Refining		(35,326)		(45,654)		(119,475)		(92,455)		(83,082)	22.6	10.1
Gas and Basic Petrochemicals		6,312		4,958		2,264		(1,190)		3,573	(152.6)	400.3
Petrochemicals		(18,029)		(16,086)		(18,671)		(19,998)		(15,120)	(7.1)	24.4
Corporate and subsidiary companies(2)		18,108		18,508		332		13,545		12,799	3,979.8	(5.5)

Total net income (loss)	Ps.	46,953	Ps.	(18,308)	Ps.	(112,076)	Ps.	(94,662)	Ps.	(47,463)	15.5	49.9

Note:	Numbers may not total due to rounding.
(1)	Figures for 2006 have been restated to constant pesos as of December 31, 2007, by applying the inflation factor, as measured by the NCPI, from December 31, 2006 through December 31, 2007. See “Item 3—Key Information—Selected Financial Data” for the inflation factor. Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009 and 2010 are stated in nominal pesos.
(2)	Includes intersegment eliminations.
Source:	PEMEX’s financial statements.

2010 Compared to 2009

Exploration and Production

In 2010, Pemex-Exploration and Production’s sales of crude oil to the PMI Group increased by 30.9% in peso terms and by 39.4% in U.S. dollar terms, each as compared to 2009, mainly due to an increase in the average sales prices and volumes of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $72.32 in 2010, as compared to U.S. $57.44 in 2009. Total intersegment sales, which include sales to Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the PMI Group, increased by 18.5%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased by 532.2%, or Ps. 28,931 million, from Ps. 5,436 million in 2009 to Ps. 34,367 million in 2010, primarily as a result of the increase in the average price of crude oil.
Refining

In 2010, trade sales related to refining activities increased by 14.4%, from Ps. 469,614 million in 2009 to Ps. 537,192 million in 2010, due to an increase in the average sales prices of petroleum products. Intersegment sales increased by Ps. 7,864 million, or 12.9%, from Ps. 61,001 million in 2009 to Ps. 68,865 million in 2010, mainly due to higher prices for petroleum products. In 2010, our total loss related to refining activities was Ps. 83,082 million, 10.1% less than the loss of Ps. 92,455 million in 2009. The decrease in loss was primarily due to higher international prices during the fourth quarter of 2010. For the full year, however, refining margins were negative, mainly due to an increase in cost of sales as a result of an increase in the value of purchases and inventories.

Gas and Basic Petrochemicals

In 2010, trade sales related to the natural gas and basic petrochemical business segment increased by 12.7%, from Ps. 111,245 million in 2009 to Ps. 125,392 million in 2010. LPG sales increased by 7.9%, from Ps. 49,461 million in 2009 to Ps. 53,386 million in 2010, principally due to an increase in LPG prices. Natural gas sales increased by 14.7%, from Ps. 59,916 million in 2009 to Ps. 68,732 million in 2010, mainly due to an increase in natural gas prices. Income related to natural gas and basic petrochemicals increased by 400.3%, or Ps. 4,763 million, from a loss of Ps. 1,190 million in 2009 to a profit of Ps. 3,573 million in 2010, mainly due to increased natural gas prices.

Petrochemicals

In 2010, trade sales related to the petrochemicals business segment increased by 31.0%, from Ps. 18,885 million in 2009 to Ps. 24,739 million in 2010. Prices for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2010, the volume of petrochemical exports decreased by 7.3%, from 760.3 thousand tons in 2009 to 704.6 thousand tons in 2010. Losses related to petrochemical activities decreased by 24.4%, from Ps. 19,998 million in 2009 to Ps. 15,120 million in 2010, mainly due to increased sales.

Corporate and Subsidiary Companies

In 2010, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties (including services income) and the trading activities of the PMI Group increased by 21.3% in peso terms, from Ps. 490,176 million in 2009 to Ps. 594,742 million in 2010, as a result of higher prices of the crude oil that we exported and an increase in the volume of crude oil exports. In 2010, net income related to corporate and subsidiary companies after inter-company eliminations, which includes the international trading activities of the PMI Group, decreased from Ps. 13,545 million in 2009 to Ps. 12,799 million in 2010, primarily due to increased costs associated with the reserve for employee benefits, interest expense on debt and financial costs relating to derivative financial instruments.

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

Gas and Basic Petrochemicals

In 2009, trade sales related to the natural gas and basic petrochemical business segment decreased by 33.4%, from Ps. 167,108 million in 2008 to Ps. 111,245 million in 2009. LPG sales decreased by 11.6%, from Ps. 55,972 million in 2008 to Ps. 49,461 million in 2009, principally due to a decrease in LPG prices. Natural gas sales decreased by 43.9%, from Ps. 106,821 million in 2008 to Ps. 59,916 million in 2009, mainly due to a decrease in natural gas prices. Income related to natural gas and basic petrochemicals decreased by 152.6%, or Ps. 3,454 million, from net income of Ps. 2,264 million in 2008 to a net loss of Ps. 1,190 million in 2009, mainly due to decreased sales, which were partially offset by decreased cost of sales, operating costs and expenses.

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

Income (Loss) and Equity (Deficit) under U.S. GAAP

For the year ended December 31, 2010, our loss under U.S. GAAP was approximately Ps. 17.4 billion, representing a Ps. 30.0 billion decrease from the net loss recorded under Mexican FRS. For the year ended December 31, 2009, our net loss under U.S. GAAP was approximately Ps. 52.6 billion, representing a Ps. 42.1 billion decrease from the net loss recorded under Mexican FRS. For the year ended December 31, 2008, our net loss under U.S. GAAP was approximately Ps. 67.8 billion, representing a Ps. 44.3 billion decrease from the net loss recorded under Mexican FRS. For further detail regarding the adjustments related to these amounts, see Note 21 I to our consolidated financial statements included herein.

Our equity deficit under U.S. GAAP was approximately Ps. 230.4 billion at December 31, 2010, as compared to an equity deficit of Ps. 423.2 billion at December 31, 2009. For further detail regarding the adjustments related to these amounts, see Note 21 I to our consolidated financial statements included herein.

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

Certain line items from the financial statements as of December 31, 2008 and 2009 have been reclassified in order to make the presentation of such financial statements comparable to that of the financial statements as of December 31, 2010.

New NIFs issued by the CINIF

The CINIF has issued the following NIFs, effective for fiscal years beginning as of January 1, 2011 or 2012, as indicated below:

FRS B-5, “Segment Financial Information”—FRS B-5 will take effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-5, “Segment financial information,” which it supersedes, include the following:

•

The information to be disclosed by operating segment is the information regularly used by top management and does not require segmentation into primary and secondary information or into segments identified based on products or services (economic segments), geographical areas or homogeneous customer groups. Additionally, disclosure by the entity as a whole of information on its products or services, geographical areas and principal customers and suppliers is required.

•	FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

•	Business areas in the pre-operating stage may be classified as operating segments.

•	FRS B-5 requires disclosing separately by segment, interest revenue and expense, as well as all other components of CFR. In specific cases, disclosure of net interest income is permissible.

•	Disclosure of the liability amounts included in the usual operating segment information normally used by top management is required.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

FRS B-9, “Interim Financial Reporting”—FRS B-9 will take effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-9—“Interim financial reporting,” which it supersedes, include the following:

•

FRS B-9 requires that the interim financial information, in addition to the balance sheet and income statement, include a comparative and condensed statement of stockholders’ equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

•

FRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the balance sheet, compared also to such financial statement at the immediately preceding year-end date.

•	New terminology is included and defined.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

FRS C-4, “Inventories”—FRS C-4 will take effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-4 and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the balance sheet. The principal changes are as follows:

•	FRS C-4 eliminates: (a) direct costing as a valuation system and, (b) the inventory cost assignment formula (formerly method) referred to as Last In—First Out (LIFO).

•	Inventory cost can only be modified to equal the lower of cost or market value, except that the net realizable value may not exceed the market value of the inventory.

•

For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit conditions and the amount paid must be recognized as financial cost during the financing period.

•

Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against the results of operations for the period in which such modifications occur.

•	Only items whose benefits and risks have already been transferred to the entity may be recognized as inventories; therefore, prepayments are not part of inventory.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-5, “Prepayments”—FRS C-5 will take effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-5 and includes primarily the following changes:

•

Advances for purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments provided the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity. Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

•

When an impairment loss on the value of prepayments occurs, the unrecoverable amount must be reported in the income statement. Additionally, if the necessary conditions exist, the impairment effect may be reversed and recorded on the income statement for the related future period.

•

Among other things, the following must be disclosed in notes to financial statements: breakdown of prepayments, accounting policies for recognition and impairment losses, as well as relevant reversal of impairments.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-6, “Property, Plant and Equipment”—FRS C-6 will take effect as of January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which will be effective for fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes as compared to Bulletin C-6, “Property, Plant and Equipment,” which it supersedes, include the following:

•	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

•	The treatment for asset exchanges based on the economic substance is included.

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at an inadequate cost is eliminated.

•	Depreciation for components representative of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-18, “Property, Plant and Equipment Retirement Obligations”—FRS C-18 will take effect as of January 1, 2011, and primarily provides for the following:

•	Requirements that must be considered for valuation of a fixed asset component retirement obligation.

•	Requirement to recognize retirement obligations as a provision that increases the acquisition cost of a component.

•

How changes in the valuation of retirement obligations (provisions) resulting from revisions to estimated future cash flows, the periodicity for settlement and the suitable discount rate to be used must be recognized for accounting purposes.

•	Use of a suitable discount rate to determine estimated future cash flows, incorporating the cost of money and the entity’s credit risk.

•	Use of the expected present value technique to determine the best estimate for retirement obligations.

•	Disclosures that are to be made in case an entity has a component retirement obligation.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

2011 FRS Amendments

In December 2010, the CINIF announced the following amendments to some existing FRS that will take effect for the fiscal year beginning as of January 1, 2011:

Bulletin C-3, “Accounts Receivable”—Provides that interest income on accounts receivable should be recognized when accrued, provided that the relevant amount is reliably valued and likely to be recovered. Furthermore, interest income on accounts receivable unlikely to be recovered must not be recognized. These amendments will take effect as of January 1, 2011, and are applicable retrospectively.

FRS C-10, “Derivative Financial Instruments and Hedging Activities”—The amendments to this FRS will take effect as of January 1, 2011, with retrospective application. The principal amendments include the following:

•	Certain criteria used to assess hedge effectiveness may be excluded.

•	An intra-group transaction may be recognized as a hedging activity only when the functional currencies of the related parties involved in such transaction are different from each other.

•	Reporting of the effect of the hedged interest rate risk is required when a portfolio portion is the hedged position.

•	Account margins must be reported separately.

•

In a hedge relationship, a portion of the total amount of the DFI may be designated as the hedging instrument. However, it is not possible to designate only a portion of the term of the hedging instrument as a hedge relationship.

Bulletin D-5, “Leases”—The discount rate to be used on capital leases is established, disclosures related to such leases are added and the timing for recognition of the gain or loss on a sale and leaseback transaction is modified. Application is on a prospective basis, except for the changes in disclosure, which must be retrospectively recognized and will take effect as of January 1, 2011.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

New U.S. GAAP Accounting Standards

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (which we refer to as ASU 2010-20). ASU 2010-20 significantly increases the amount of information required to be disclosed with respect to the credit quality of financing receivables and the allowance for credit losses while also requiring that such disclosures be made at a greater level of disaggregation. ASU 2010-20 is effective for non-public companies in fiscal years ending on or after December 15, 2011. We expect that the adoption of this ASU in 2011 will affect our disclosures relating to notes receivable.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (which we refer to as ASU 2010-28), a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30. It allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for non-public companies for fiscal years, and interim periods within those years, beginning after December 15, 2011. We expect that the adoption of ASU 2010-28 in 2012 will not have a material impact on our consolidated financial statements.

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

Effective March 28, 2011, Mr. Iván Aleksei Alemán Loza, Head of the Legal Affairs Unit of the Ministry of Energy, was appointed as Secretary of the Board of Directors of Petróleos Mexicanos. Effective April 1, 2011 Ms. Neus Peniche Sala, Technical Secretary of the Director General of Petróleos Mexicanos, was appointed as Alternate Secretary.

The Organic Statute of Petróleos Mexicanos establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the duties and internal regulations of the Board of Directors of Petróleos Mexicanos.

On December 18, 2009 and January 25, 2010, the Board of Directors of Petróleos Mexicanos authorized several actions relating to the reorganization of Petróleos Mexicanos and the subsidiary entities. These include:

•

the elimination of the Corporate Engineering and Project Development Office, the activities of which are now carried out by the Corporate Operations Office of Petróleos Mexicanos and by the subsidiary entities;

•	the creation of the Corporate Information Technology and Business Processes Office of Petróleos Mexicanos; and

•

the assignment of the finance and management activities previously carried out by the subsidiary entities to the Corporate Finance Office of Petróleos Mexicanos, which is in the process of being implemented.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of June 7, 2011.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Antonio Meade Kuribreña	Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1969 Business experience: Undersecretary of Finance and Public Credit of the SHCP; Undersecretary of Income of the SHCP; and Chief of Staff of the Secretary of Finance and Public Credit. Other board memberships: Chairman of Federal Electricity Commission; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Comisión Nacional de Vivienda.	2010

Mr. Gerardo Ruiz Mateos	Board Member of Petróleos Mexicanos and Head of the President’s Office Born: 1965 Business experience: Secretary of Economy; Chief of the President’s Office; and Chief Officer of Cabinets and Special Projects of the President’s Office.	2007

Mr. Mario Gabriel Budebo	Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1963 Business experience: President of the Comisión Nacional del Sistema de Ahorro para el Retiro; Chief of Staff of the Secretary of Finance and Public Credit; and General Coordinator of Revenues Policy of the Ministry of Finance and Public Credit. Other board memberships: Instituto Mexicano del Petróleo.	2010

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
Federales de Ingresos y Servicios Conexos; Chairman of Casa de Moneda de México; Federal Electricity Commission; Comisión Nacional de Vivienda; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Chairman of Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros; Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar; Chairman of Financiera Rural; Colegio de Postgraduados; Consejo Nacional de Fomento Educativo; Comisión Nacional Forestal; Fondo de Cultura Económica; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto Mexicano de la Juventud; Instituto Mexicano de la Radio; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ciencias Penales; Instituto Nacional para la Educación de los Adultos; Servicio Postal Mexicano; Telecomunicaciones de México; Instituto Mexicano del Seguro Social; Instituto Nacional de las Mujeres; Instituto Nacional de las Personas Adultas Mayores; Instituto para la Protección al Ahorro Bancario; Chairman of Lotería Nacional para la Asistencia Pública; Chairman of Servicio de Administración y Enajenación de Bienes; Chairman of Servicio de Administración Tributaria; Comisión Nacional del Agua; Fideicomiso para la Implantación de los Sistemas Normalizados de Competencia Laboral y de Certificación de Competencia Laboral; Chairman of the Fondo de Operación y Financiamiento Bancario a la Vivienda; Archivo General de la Nación; Coordinación Nacional del Programa de Desarrollo Humano Oportunidades; Instituto Nacional del Derecho de Autor; Comisión de Política Gubernamental en materia de Derechos Humanos; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Chairman of Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial de la Coordinación Operativa en los Puntos de Internación en Territorio Nacional; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial para la Instrumentación del Registro Nacional de Población; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Comisión de Transparencia y Combate a la Corrupción en la Administración Pública Federal; Consejo Nacional de Evaluación para la Vida y Trabajo; Comisión Nacional de Inversiones Extranjeras; Comisión Intersecretarial para la Transición Digital; Consejo Nacional de Infraestructura; Chairman of Pronósticos para la Asistencia Pública; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas No Transmisibles; Comisión

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Intersecretarial de Desarrollo Social; Comisión Intersecretarial para el Otorgamiento de Concesiones y Permisos Previstos en la Ley de Aeropuertos; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Chairman of the Comisión de Cambios of Banco de México; Consejo Nacional de Vivienda; Consejo Nacional para las Personas con Discapacidad; Instituto Nacional de Administración Pública, A.C.; Comisión Permanente de Servicios de Salud a la Comunidad; Consejo de Salubridad General; Consejo General de Investigación Científica y Tecnológica; Consejo Nacional de Protección Social en Salud; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión Coordinadora para la Negociación de Precios de Medicamentos y Otros Insumos para la Salud; Comisión Ambiental Metropolitana; Comisión Asesora de la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, Pequeña y Mediana Empresa; Fideicomiso e-México; Fideicomiso 850-0 Estado Mayor Presidencial; Fondo de Cobertura Social de Telecomunicaciones; Governor for Mexico of the Inter-American Development Bank and Interamerican Investment Corporation; Governor for Mexico of the International Bank for Reconstruction and Development (World Bank) and the International Finance Corporation; and Governor for Mexico of the Caribbean Development Bank.

Mr. José Antonio González Anaya	Board Member of Petróleos Mexicanos and Undersecretary of Income of the SHCP. Born: 1967 Business experience: Chief of Staff of the Secretary of Finance and Public Credit; Chief of the Federative Entities Coordination Unit of the SHCP; and Chief of the Insurance, Securities and Pensions Unit of the SHCP.	2011

Mr. Salvador Vega Casillas	Board Member of Petróleos Mexicanos and Secretary of Public Function Born: 1961 Business experience: Undersecretary of the Ministry of Public Function; Federal Deputy of the LIXth Legislature; and Local Deputy of the LXVIIIth Legislature.	2009

Mr. Fernando Pacheco Martínez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: General Secretary of Section 24 of the Union; and Secretary of the Interior and Agreements of the Union.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Jorge Wade González	Board Member of Petróleos Mexicanos and Union Representative Born: 1947 Business experience: Union commissioner of Petróleos Mexicanos.	2007

Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos and Union Representative Born: 1954 Business experience: Senator of the LIXth Legislature; Chairman of the General Supervision Board of the General Executive Committee of the Union; and Treasury Secretary of the General Executive Committee of the Union.	2001

Mr. Héctor Manuel Sosa Rodríguez	Board Member of Petróleos Mexicanos and Union Representative Born: 1964 Business experience: Secretary of the Interior and Agreements for the Local Executive Committee of the Union; General Secretary of Section 34 of the Union; and Officer in the Local Executive Committee of Section 34 of the Union.	2007

Mr. Pedro García Barabata	Board Member of Petróleos Mexicanos and Union Representative Born: 1957 Business experience: Union commissioner of Petróleos Mexicanos.	2007

Mr. José Fortunato Álvarez Enríquez	Professional Board Member of Petróleos Mexicanos Born: 1937 Business experience: Head of Governmental Audit Unit of the SFP; Head of the Internal Control Body of Petróleos Mexicanos; and Regional Delegate of the Instituto Mexicano del Seguro Social in Baja California and San Luis R.C. Sonora.	2009

Mr. Héctor Moreira Rodríguez	Professional Board Member of Petróleos Mexicanos Born: 1946 Business experience: Vice Chancellor of the Instituto Tecnológico y de Estudios Superiores de Monterrey; Undersecretary of Hydrocarbons of the Ministry of Energy; and Undersecretary of Energy Planning and Technology Development of the Ministry of Energy.	2009

Mr. Rogelio Gasca-Neri	Professional Board Member of Petróleos Mexicanos Born: 1942 Business experience: Chairman and Chief Executive Officer of Cintra, S.A.; Independent Consultant; and Consul General of Mexico in Austin, Texas. Other board memberships: CI Banco, S.A.; Asociación de Alumnos de Stanford (Mexico) (Chairman); and Fundación del Instituto Politécnico Nacional (Chairman).	2009

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Petróleos Mexicanos Born: 1967 Business experience: Advisor on Energy Policy of the Chamber of Deputies (LVIth, LIXth and LXth Legislatures); Deputy Chief and Technical Instructor of the Instituto de Capacitación Ferrocarrilera and Advisor of the Civil Protection Commission of the Asamblea Legislativa del Distrito Federal.	2009

Mr. Juan José Suárez Coppel	Director General Born: 1959 Business experience: Chief Administrative and Financial Officer of Grupo Modelo, S.A.B. de C.V., Chief Financial Officer of Petróleos Mexicanos; and Chief of Staff of the Secretary of Finance and Public Credit. Other board memberships: Federal Electricity Commission; Chairman of I.I.I. Servicios, S.A. de C.V.; Chairman of Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; Corporación Mexicana de Investigación en Materiales, S.A. de C.V.; and Chairman of the Instituto Mexicano del Petróleo.	2009

Mr. Ignacio Quesada Morales	Chief Financial Officer/Corporate Director of Finance Born: 1966 Business experience: Chief of Staff of the Secretary of Finance and Public Credit; Chief of Staff of the Secretary of Social Development; and Partner of McKinsey & Company.	2011

Ms. Guadalupe Merino Bañuelos	Deputy Director of Programming and Budgeting Born: 1971 Business experience: Deputy Director of Corporate Services of Petróleos Mexicanos; Deputy Director of Economic Planning of Petróleos Mexicanos; and Associate Managing Director of Finance of Petróleos Mexicanos.	2011

Mr. Mauricio Alazraki Pfeffer	Deputy Director of Finance and Treasury Born: 1965 Business experience: Associate Managing Director of Finance of Petróleos Mexicanos; Deputy Manager of Capital Markets of Petróleos Mexicanos; and Manager of Corporate Finance for Latin America of West Merchant Bank, Ltd.	2006

Mr. Víctor M. Cámara Peón	Deputy Director of Accounting, Fiscal and Financial Control (formerly known as the Deputy Director of Financial Information Systems) Born: 1943 Business experience: Advisor of the Chief Financial Officer of Petróleos Mexicanos; Director of Control and Operational Risk of Banco Nacional de México, S.A.; and Director General of Human Resources of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Luis Felipe Luna Melo	Deputy Director of Economic Planning Born: 1956 Business experience: Deputy Director of Planning and Project Development of Petróleos Mexicanos; Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals; and President of P.M.I. Norteamérica, S.A. de C.V.	2010

Mr. Jesús Raúl Vicarte Torrescano	Acting Deputy Director of Risk Management Born: 1961 Business experience: Associate Managing Director of Risk and Insurance of Petróleos Mexicanos; Advisor to the Deputy Director of Risk Management of Petróleos Mexicanos; and Deputy Manager of Insurance and Collateral Management of Petróleos Mexicanos.	2011

Mr. Carlos Alberto Treviño Medina	Corporate Director of Management Born: 1970 Business experience: Chief Financial Officer of Petróleos Mexicanos; Director General of Programming and Budgeting “B” of the SHCP; and Head Official of the Ministry of Economy. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V. and Instituto Mexicano del Petróleo.	2011

Mr. Sergio Alberto Martín Esquivel	Deputy Director of Corporate Services Born: 1976 Business experience: Advisor to the Corporate Director of Management of Petróleos Mexicanos; Advisor of the Corporate Director of Finance of Petróleos Mexicanos; and Chief of Staff of the Fideicomiso para el Ahorro de Energía Eléctrica.	2011

Mr. Víctor M. Vázquez Zárate	Deputy Director of Health Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Administrative Deputy Manager of Medical Services of Petróleos Mexicanos; and Director of Central South High Specialty Hospital of Petróleos Mexicanos.	2000

Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources and Labor Relations Born: 1959 Business experience: Acting Corporate Director of Management of Petróleos Mexicanos; Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos; and Leader of Human Resources Unit of Petróleos Mexicanos.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Miguel Ángel Pérez Fernández	Deputy Director of Equity Administration Born: 1953 Business experience: Coordinator of Governmental Programs and Strategic Consolidation; Associate Managing Director of Corporate Management of Petróleos Mexicanos; and Deputy Manager of Financial Resources of Petróleos Mexicanos. Other board memberships: I.I.I. Servicios, S.A. de C.V. and Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	2010

Ms. María Gabriela García Velázquez	Coordinator of Governmental Programs and Strategic Consolidation Born: 1974 Business experience: Associate Managing Director of Corporate Financial Management of Petróleos Mexicanos; Director of Sectorial Programs, Operative and Organizational Support of the SHCP; Private Secretary to the Head Official of the Ministry of Economy.	2011

Mr. Carlos Rafael Murrieta Cummings[1]	Corporate Director of Operations Born: 1965 Business experience: Consultant/Director of McKinsey & Co.	2009

Ms. Cybele Beatriz Díaz Wionczek	Deputy Director of the Unit of Suppliers Development and National Content Born: 1969 Business experience: Associate Managing Director of Administration and Management of Suppliers and Catalogs of Petróleos Mexicanos: Chief of Staff of the Corporate Director of Operations of Petróleos Mexicanos; Assistant Director General of Planning of the Ministry of Social Development.	2010

Mr. Ernesto Ríos Patrón	Deputy Director of Project Development Born: 1968 Business experience: Acting Corporate Director of Engineering and Project Development of Petróleos Mexicanos; Corporate Director of Planning and Institutional Development of the Instituto Mexicano del Petróleo; and Corporate Planning Manager of the Instituto Mexicano del Petróleo.	2010

Mr. Carlos Salvador de Régules Ruiz-Funes	Deputy Director of Strategy and Operative Planning Born: 1969 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Petróleos Mexicanos; and Advisor to the Director General of Petróleos Mexicanos.	2011

[1]	Mr. Fausto Barajas Cummings, board member of Pemex-Exploration and Production, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, is the first cousin of Mr. Carlos Rafael Murrieta Cummings.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Jorge Itzal Martínez Herrera	Deputy Director of Operation and Strategy Execution Born: 1966 Business experience: Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; Associate Managing Director of Strategic Planning of Petróleos Mexicanos; and Associate Managing Director of Operations Analysis and Programming of Petróleos Mexicanos.	2011

Mr. Luis Fernando Betancourt Sánchez	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1967 Business experience: Associate Managing Director of Operative Discipline and Execution of PEMEX-SSPA System of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Pemex-Refining; and Associate Managing Director of Implementation of PEMEX-SSPA System of Petróleos Mexicanos.	2010

Mr. Ramón Guerrero Esquivel	Deputy Director of Supplies Born: 1946 Business experience: President and Chief Executive Officer of Integrated Trade Systems, Inc.; Director of Supply Process Redesign in Petróleos Mexicanos; and President and Chief Executive Officer of Integrated Trade Systems, Inc.	2010

Mr. Eleazar Gómez Zapata	Deputy Director of Pipeline Transportation System Coordination Born: 1954 Business experience: Associate Managing Director of Tracking and Operative Coordination of Petróleos Mexicanos; Associate Managing Director of Operative Opportunities of Petróleos Mexicanos; and Associate Managing Director of Planning of Pemex-Gas and Basic Petrochemicals.	2010

Mr. Pedro Ismael Hernández Delgado[2]	Deputy Director of Maintenance Coordination Born: 1957 Business experience: Associate Managing Director of Tracking the Industrial Safety and Environmental Protection System of Petróleos Mexicanos; Associate Managing Director of Refineries Maintenance of Pemex-Refining; and Associate Managing Director of Infrastructure Development of Pemex-Refining. Other board memberships: Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (Alternate).	2006

[2]	Mr. Ismael Hernández Amor, President of PMI Holdings North America, Inc., is the half-brother of Mr. Pedro Ismael Hernandez Delgado.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Mauricio Abraham Galán Ramírez	Corporate Director of Technology and Business Processes Born: 1970 Business experience: Director of Systems and Technology of Grupo Comercial Chedraui, S.A.B. de C.V.; Director of SAP Excellence Center of Grupo Modelo, S.A.B. de C.V.; and Associate Managing Director of Technology and Information Processes of Pemex-Refining.	2010

Mr. Francisco José Acosta Ortíz	Deputy Director of Technological Infrastructure Born: 1958 Business experience: Acting Deputy Director of Information Technology of Pemex-Exploration and Production; Associate Managing Director of Administration and Management of Pemex-Exploration and Production; and Deputy Manager of Regional Information Technology of Pemex-Exploration and Production. Other board memberships: Asociación de Ingenieros Petroleros de México.	2010

Mr. Carlos Guillermo Mayorga Delgado	Deputy Director of Planning and Business Intelligence Born: 1959 Business experience: Acting Deputy Director of Business Process and Technological Infrastructure of Petróleos Mexicanos; Associate Managing Director of Innovation and Business Process and Technological Infrastructure of Petróleos Mexicanos; and Regional Deputy Manager of Support of Information Technology (North) of Pemex-Refining.	2010

Mr. José Miguel Chío Solís	Deputy Director of Solutions Integration and Business Processes Born: 1962 Business experience: Associate Managing Director of the Competition Center of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Information Technology of Pemex-Petrochemicals; and Associate Managing Director of Systems of Industrias Negromex, S.A. de C.V.	2010

Mr. Marco Antonio de la Peña Sánchez	General Counsel Born: 1963 Business experience: Legal Director of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Legal and Fiduciary Director of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Deputy Legal Director of Lotería Nacional para la Asistencia Pública	2011

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Gustavo Ernesto Ramírez Rodríguez	Head of the Internal Control Body Born: 1956 Business experience: Alternate Public Commissioner of the Energy Sector of the SFP; Partner and Director General of Consultores and Asesores Independientes Ramírez y Asociados, S.A. de C.V.; and Advisor to the Deputy Director of Management of the Consejo de Promoción Turística de México, S.A. de C.V.	2008

Mr. Benjamín Hedding Galeana	Head of Auditing Area for Development and Improvement of the Public Administration (formerly known as Head of Control and Evaluation Auditing and Support to Good Governance) Born: 1945 Business experience: Head of Control and Evaluation Auditing and Support to Good Governance of the CNBV; Coordinator of the Colonial Cities and Urban Centers Program of the Ministry of Tourism; and Chief Executive Officer of Electric Transportation Services of the Federal District Department.	2005

Mr. Héctor Aguiñaga Pérez	Head of the Internal Auditing Area and Alternate of the Liabilities Area and Complaints Area Born: 1950 Business experience: National Director of Management Assurance Services of KPMG Cárdenas Dosal, S.C.; General Auditor of Pan-American Beverages, Inc.; and General Auditor of Sears Roebuck, S.A. de C.V.	2004

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2009

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Exploration and Production and Corporate Director of Operations of Petróleos Mexicanos (refer to Petróleos Mexicanos)	2010

Mr. Carlos Alberto Treviño Medina	Board Member of Pemex-Exploration and Production and Corporate Director of Management of Petróleos Mexicanos (refer to Petróleos Mexicanos)	2010

Mr. Mario Gabriel Budebo	Board Member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Ministry of Energy (refer to Petróleos Mexicanos)	2007

Mr. Fausto Barajas Cummings[3]

Board Member of Pemex-Exploration and Production and Undersecretary of Infrastructure of the Ministry of Communications and Transport

Born: 1972

Business experience: Technical Secretary of Infrastructure and Tourism of the President’s Office; Deputy Director of Economic Planning of Petróleos Mexicanos; Associate Managing Director of Planning and Economic Performance Evaluation of Petróleos Mexicanos.

Other board memberships: Banco Nacional de Obras y Servicios Públicos, S.N.C. (Alternate); Fondo Nacional del Fomento al Turismo (Alternate); Fideicomiso 1936, Fondo Nacional de Infraestructura; Alianza para la Formación e Investigación en Infraestructura para el Desarrollo de México, A.C.; Caminos y Puentes Federales de Ingresos y Servicios Conexos (Alternate); Fideicomiso/1598; Centro de Prevención de Desastres; Acuerdo Nacional por el Turismo; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación (Alternate).

		2009

Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Exploration and Production and Secretary of Communications and Transportation Born: 1967 Business experience: Undersecretary of Disbursements of the Ministry of Finance and Public Credit; Chief of Staff of the President’s Office; Coordinator of Economy Policy at the Public Policy Unit of the Transition Team of President Elect. Other board memberships: Banco Nacional de Obras y Servicios Públicos, S.N.C.; Federal Electricity Commission (Alternate); Instituto de Seguridad y Servicios Sociales de los	2007

[3]	Mr. Carlos Rafael Murrieta Cummings, Corporate Director of Operations of Petróleos Mexicanos, is the first cousin of Mr. Fausto Barajas Cummings.

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
	Trabajadores del Estado; Banco Nacional de Comercio Exterior, S.N.C.; Consejo Mexicano para el Desarrollo Rural Sustentable; Telecomunicaciones de México; Instituto Mexicano de la Radio; Chairman of Aeropuertos y Servicios Auxiliares; Chairman of Servicio Postal Mexicano; and Chairman of Caminos y Puentes Federales de Ingresos y Servicios Conexos.

Mr. Jaime E. Zabludowsky Kuper

Professional Member of Pemex-Exploration and Production

Born: 1956

Business experience: Vice President and Founder Partner of IQOM Inteligencia Comercial, S.A. de C.V.; Vice President of the Consejo Mexicanos de Asuntos Internacionales; Ambassador of Mexico in the European Union and Chief Negotiator of the Free Trade Agreement between Mexico and the European Union.

Other board memberships: Consejo Mexicano de la Industria de Productos de Consumo, A.C. (Executive Chairman); Inteligencia Comercial, S.A. de C.V.; Consejo Mexicano de Comercio Exterior, S.A.; Cala de Ulloa; and Información Digital Vértice, S.A. de C.V.

		2010

Mr. Héctor Moreira Rodríguez	Professional Member of the Board of Directors of Pemex-Exploration and Production and Professional Member of the Board of Directors of Petróleos Mexicanos (refer to Petróleos Mexicanos)	2010

Mr. Carlos Arnoldo Morales Gil	Director General Born: 1954 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning of Pemex-Exploration and Production. Other board memberships: Chairman of Compañía Mexicana de Exploraciones, S.A. de C.V.	2006

Mr. Sergio Aceves Borbolla	Deputy Director of Engineering and Strategic Works Development Born: 1959 Business experience: Associate Managing Director of Projects (Northeastern Marine region) of Pemex-Exploration and Production; Associate Managing Director of Construction of Pemex-Exploration and Production; and Head of Transition Projects of Pemex-Exploration and Production.	2005

Mr. Gustavo Hernández García	Deputy Director of Planning and Evaluation Born: 1958 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Associate	2010

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
	Managing Director of Planning and Evaluation (Northeastern Marine region) of Pemex-Exploration and Production; and Manager of Integral Ku-Maloob-Zaap Business Unit of Pemex-Exploration and Production.

Mr. J. Javier Hinojosa Puebla	Deputy Director of Drilling and Well Maintenance Born: 1958 Business experience: Deputy Director (Northeastern Marine region) of Pemex-Exploration and Production; Coordinator of the Executive Commercial Operative Coordination of Pemex-Exploration and Production; and Associate Managing Director of Analysis and Technical Operative Evaluation (Southern region) of Pemex-Exploration and Production.	2009

Mr. Juan Arturo Hernández Carrera	Deputy Director (Northern region) Born: 1961 Business experience: Manager of Integral Burgos Business Unit of Pemex-Exploration and Production; Associate Managing Director of Planning and Evaluation (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning and Evaluation (Southwestern Marine region) of Pemex-Exploration and Production.	2009

Mr. Jesús Hernández San Juan	Deputy Director of Distribution and Trading Born: 1955 Business experience: Associate Managing Director of Transport and Distribution of Hydrocarbons of Pemex-Exploration and Production; Deputy Manager of Transport and Distribution of Gas and Condensates of Pemex-Exploration and Production; and Chief of the Compression Systems Department of Pemex-Exploration and Production.	2006

Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety and Environmental Protection Born: 1948 Business experience: Advisor to the Corporate Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; Director General of Industrias Tecnos, S.A. de C.V.; and Plant Manager of Dupont, S.A. de C.V.	2003

Mr. José Luis Fong Aguilar	Deputy Director (Southwestern Marine region) Born: 1960 Business experience: Manager of Integral Ku-Maloob-Zaap Business Unit (Northeastern Marine region) of Pemex-Exploration and Production; Manager of Integral Abkatún-Pol-Chuc Business Unit (Southwestern Marine region) of Pemex-Exploration and Production; and Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production.	2010

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Mario Alberto Ávila Lizárraga	Deputy Director of Marine Services Coordination Born: 1964 Business experience: Advisor and Administrative Auditor of several public and private companies.	2010

Mr. Ernesto Estrada González	Deputy Director of Management and Finance Born: 1962 Business experience: Director General of Economic Studies of the Comisión Federal de Competencia; Director of the Masters of Business Administration of the Instituto Tecnológico Autónomo de México; and Director of Planning and Finance of Vitro Vidrio Plano.	2011

Mr. Luis Sergio Guaso Montoya	Deputy Director of New Models of Execution Born: 1963 Business experience: Associate Managing Director of Economic Analysis of Pemex-Exploration and Production; Associate Managing Director of Investment Resources of Pemex-Exploration and Production; Economic Advisor of P.M.I. Holdings North America, Inc.	2003

Mr. Pedro Silva López	Technical Deputy Director of Exploitation Born: 1953 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Deputy Director of Operations Coordination of Petróleos Mexicanos; and Executive Director of the SGP of Pemex-Exploration and Production.	2009

Mr. José Serrano Lozano	Deputy Director (Northeastern Marine region) Born: 1956 Business experience: Deputy Director (Southern region) of Pemex-Exploration and Production; Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production; and Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production.	2010

Mr. Vinicio Suro Pérez	Deputy Director (Southern region) Born: 1956 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Associate Managing Director of Hydrocarbon Reserves of Pemex-Exploration and Production; and Chief of the Hydrocarbon Reserves Unit of Pemex-Exploration and Production.	2010

Mr. José Antonio Escalera Alcocer	Technical Deputy Director of Exploration Born: 1958 Business experience: Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production;	2007

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Manager of Integral Poza Rica—Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production.

Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.

Ms. Lucía Ileana Villalón Trujillo	Head of the Internal Control Body Born: 1966 Business experience: Head of the Internal Control Body of Pemex-Refining; Head of the Internal Control Body of the Lotería Nacional para la Asistencia Pública; and Assistant Legal Secretary of the Instituto para la Protección al Ahorro Bancario.	2011

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2009

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Carlos Alberto Treviño Medina	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Mario Gabriel Budebo	Board Member of Pemex-Refining and Undersecretary of Hydrocarbons of the Ministry of Energy (refer to Pemex-Exploration and Production)	2010

Mr. Antonio Vivanco Casamadrid	Board Member of Pemex-Refining and Director General of the Federal Electricity Commission Born: 1972 Business experience: Chief of Staff of the President; Technical Secretary of the Infrastructure and Tourism Cabinet of the President’s Office; Technical Secretary of the Social Cabinet of the President’s Office.	2009

Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2007

Mr. Ricardo Samaniego Breach	Professional Member of the Board of Directors of Pemex-Refining Born: 1953 Business experience: Economics professor and researcher at the Instituto Tecnológico Autónomo de México; Chief of Staff of the Secretary of Energy; and Chief of the Energy Operations of the Ministry of Energy.	2010

Mr. José Fortunato Álvarez Enríquez	Professional Member of the Board of Directors of Pemex-Refining and Professional Board Member of Petróleos Mexicanos (refer to Petróleos Mexicanos)	2010

Mr. Miguel Tame Domínguez	Director General Born: 1946 Business experience: Director General of Pemex-Refining; Deputy Director of Production of Pemex-Refining; and Associate Managing Director of Refinery “Miguel Hidalgo” of Pemex-Refining. Other board memberships: Instituto Mexicano de Ingenieros Químicos; and Fundación Politécnico, A.C.	2009

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Moisés Ithuriel Orozco García	Deputy Director of Trading Born: 1968 Business experience: Executive Advisor to the Director General’s Office of Petróleos Mexicanos; Corporate Director of Management of Petróleos Mexicanos; and Executive Advisor to the Director General’s Office of Petróleos Mexicanos.	2007

Mr. Francisco Fernández Lagos	Deputy Director of Distribution Born: 1955 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; Associate Managing Director of Maintenance Management of Pemex-Exploration and Production; and Associate Managing Director of Pipelines Maintenance of Pemex-Exploration and Production.	2010

Mr. Enrique N. Delgado Flores	Deputy Director of Projects Born: 1943 Business experience: Coordinator of Social Impact and High Responsibility of Pemex-Refining; Director of Industrial Projects of Gutsa Infraestructura, S.A. de C.V.; and External Associate Managing Director of Project of Lummus Technologies.	2011

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Finance and Management Born: 1951 Business experience: Director General of Cámara de la Industria del Hierro y del Acero; Deputy Director of Management of Delegación Benito Juárez in Mexico City; and Director General of Trichem de México, S.A. de C.V.	2003

Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Planning, Coordination and Evaluation Born: 1959 Business experience: Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; Deputy Director of Operations Evaluation of Pemex-Refining; and Associate Managing Director of Operations and Evaluation of Petróleos Mexicanos.	2011

Mr. Antonio Álvarez Moreno	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1958 Business experience: Associate Managing Director of Industrial Safety and Occupational Health of Petróleos Mexicanos; Chief of the Industrial Safety and Environmental Protection Unit of Pemex-Refining; and Coordinator of Technical Inspection and Industrial Safety of Pemex-Refining.	2007

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Bernardo de la Garza Hesles	Deputy Director of Production Born: 1965 Business experience: Commercial Director of Crude Oil of PMI; President of PMI Holdings North America, Inc. and Vice President of PMI Holdings North America, Inc.	2010

Mr. Francisco Javier Fuentes Saldaña	Deputy Director of Storage and Allotment Born: 1964 Business experience: Associate Managing Director of Business Development and Marketing of Pemex-Refining; Associate Managing Director of Human Resources of Pemex-Refining and Director General of Planning of Diconsa, S.A. de C.V.	2010

Mr. Antonio Domínguez Sagols	Head of the Internal Control Body Born: 1976 Business experience: Head of the Internal Control Body of PMI; Head of Liabilities Area and Head of Complaints Area of PMI; and Head of Auditing Area for Development and Improvement of the Public Administration of PMI.	2011

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2009

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Carlos Alberto Treviño Medina	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Mario Gabriel Budebo	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007

Mr. Fausto Barajas Cummings	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2009

Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2007

Ms. María de Lourdes Dieck Assad	Professional Member of Pemex-Gas and Basic Petrochemicals Born: 1954 Business experience: Director of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Campus Santa Fe; Director of the Government, Social Sciences and Humanities Departments of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Campus Monterrey; and Ambassador of Mexico to the European Union.	2010

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Jordy Hernán Herrera Flores	Director General Born: 1972 Business experience: Undersecretary of Energy Planning and Technological Development of the Ministry of Energy; Director General of the Investments Promotion Unit of the Ministry of Energy; and Private Secretary of the Ministry of Energy.	2010

Mr. Alejandro Martínez Sibaja	Deputy Director of Natural Gas Born: 1956 Business experience: Deputy Director of Operation and Strategy Execution of Petróleos Mexicanos; Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals; and Commercial Associate Managing Director of Pemex-Gas and Basic Petrochemicals.	2010

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Ms. Ana Margarita Pérez Miranda	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1966 Business experience: Associate Managing Director of Supply and Transport of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Business Development of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Trading of Pemex-Gas and Basic Petrochemicals. Other board memberships: Pasco International Limited (Chairwoman); Pasco Terminals (Chairwoman); Pan American Sulphur Company Limited (Chairwoman); and Gasoductos de Chihuahua, S. de R.L. de C.V.	2010

Ms. Verónica Irastorza Trejo	Deputy Director of Planning Born: 1974 Business experience: Executive Coordination of Pemex-Gas and Basic Petrochemicals; Director General of Energetic Planning of the Ministry of Energy; and Consultant and Senior Analyst of Nera Economic Consulting.	2011

Mr. Agustín Castro Pérez

Deputy Director of Management and Finance

Born: 1962

Business experience: Associate Managing Director of Evaluation and Information of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Programming of Pemex-Gas and Basic Petrochemicals; and Deputy Manager of Information of Pemex-Gas and Basic Petrochemicals.

Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; I.I.I. Servicios, S.A. de C.V.; Gasoductos de Chihuahua, S. de R.L. de C.V.; Pan American Sulphur Company Limited (Chairman); Pasco Terminals Inc. (Chairman) and Pasco International Limited (Chairman).

		2006

Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director and Superintendent of Nuevo Pemex PC; and General Coordinator of Acquisitions Engineering of Petróleos Mexicanos.	1996

Mr. Víctor Domínguez Cuéllar	Deputy Director of Pipelines Born: 1959 Business experience: Associate Managing Director of Planning and Evaluation of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Planning of Pemex-Gas and Basic Petrochemicals; and General Superintendent of Electromechanic Processes and Public Works of Pemex-Exploration and Production. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.; Gasoductos de Tamaulipas, S. de R.L. de C.V.; and TDF, S. de R.L. de C.V.	2007

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Francisco Arturo García Agraz Sánchez	Head of the Internal Control Body Born: 1961 Business experience: Regulatory Comptroller Director of Banco Santander, S. A., Institución de Banca Múltiple, Grupo Financiero Santander; Director General of Estrategia Corporativa, S.A.; and Associate of Goodrich, Riquelme y Asociados, S.C.	2007

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Juan José Suarez Coppel	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2009

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Carlos Alberto Treviño Medina	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Mario Gabriel Budebo	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2010

Mr. Fausto Barajas Cummings	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2009

Mr. Dionisio Arturo Pérez-Jácome Friscione	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2007

Ms. María de Lourdes Dieck Assad	Professional Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	2010

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Director General of Industrias Negromex, S.A. de C.V.; Director General of Housmex Inc.; and Director General of Hules Mexicanos, S.A.	2001

Mr. Manuel Sánchez Guzmán	Deputy Director of Planning Born: 1949 Business experience: Associate Managing Director of Studies and Projects of Pemex-Petrochemicals; Advisor to the Director General of Pemex-Petrochemicals; and Director General of Human Resources of Grupo ICA, S.A. de C.V.	2009

Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Management and Finance of Pemex-Exploration and Production; Acting Deputy Director of Supplies of Petróleos Mexicanos; and Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2011

Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Carlos Xavier Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Executive Director of Petrochemical Projects of Pemex-Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Deputy Director of Trading of Pemex-Petrochemicals Other board memberships: Asociación Petroquímica Latinoamericana.	2007

Mr. Luis Guillermo Pineda Bernal	Head of the Internal Control Body Born: 1956 Business experience: Head of Liabilities Area and Head of Complaints Area of Pemex-Petrochemicals; Head of Liabilities Area of Petroquímica Cosoleacaque, S.A. de C.V.; Head of Liabilities Area and Head of Complaints Area of Petroquímica Escolín, S.A. de C.V.	2010

Compensation of Directors and Officers

For the year ended December 31, 2010, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (70 persons) paid or accrued in that year for services in all capacities was approximately Ps. 147.8 million. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services. The compensation paid or accrued during 2010 to the professional members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities was approximately Ps. 13.5 million.

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

On June 17, 2009, the Board of Directors of Petróleos Mexicanos, for the first time, appointed members to and convened the seven committees established in the Petróleos Mexicanos Law to support its work. The memberships of these committees consist of the Mexican Government representatives who act as Board members of Petróleos Mexicanos and the professional board members of Petróleos Mexicanos. See “Item 6—Directors, Senior Management and Employees.”

Audit and Performance Evaluation Committee

The Audit and Performance Evaluation Committee is required, among other duties, to oversee our management and evaluate our financial and operational performance, as well as to appoint and evaluate our external auditors, set their compensation and make determinations as to whether to select other auditors. See “Item 16C—Principal Accountant Fees and Services.”

Each member of the Audit and Performance Evaluation Committee is “independent” of Petróleos Mexicanos within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act).

The Audit and Performance Evaluation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Audit and Performance Evaluation Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos.

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

The Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Compensation Committee;

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Antonio González Anaya, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos.

Strategy and Investment Committee

The Strategy and Investment Committee is chaired by a professional member of the Board of Directors of Petróleos Mexicanos and, among other duties, analyzes the business plan and investment portfolio of Petróleos Mexicanos and its subsidiary entities. This committee also supervises and evaluates investments made by Petróleos Mexicanos.

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Strategy and Investment Committee;

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Antonio Meade Kuribreña, Chairman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. José Antonio González Anaya, member of the Board of Directors of Petróleos Mexicanos.

Transparency and Accountability Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information. The Transparency and Accountability Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Transparency and Accountability Committee;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

Development and Technological Research Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry. The Development and Technological Research Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Development and Technological Research Committee;

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Antonio González Anaya, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Ernesto Javier Cordero Arroyo, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos.

Environmental and Sustainability Committee

This committee, among other duties, is responsible for promoting the development by PEMEX of environmental protection policies and the achievement of sustainable development. The Environmental and Sustainability Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Environmental and Sustainability Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos.

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

Acquisitions, Leasing, Works and Services Committee

This committee, among other duties, reviews, evaluates, monitors and develops recommendations regarding the annual programs of Petróleos Mexicanos for acquisition, construction and services contracts, and determines whether an exception to the public bidding process is applicable in specific cases. The Acquisitions, Leasing, Works and Services Committee consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Acquisitions, Leasing, Works and Services Committee;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Antonio Meade Kuribreña, Chairman of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Antonio González Anaya, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Salvador Vega Casillas, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the SFP attends and may speak at the committee’s sessions, but has no voting power.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2010, Petróleos Mexicanos and the subsidiary entities had 147,368 employees, as compared to 145,146 at December 31, 2009. During 2010, Petróleos Mexicanos and the subsidiary entities employed an average of 16,450 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2010 % of Total
	2006	2007	2008	2009	2010
Pemex-Exploration and Production	48,767	49,045	50,273	50,544	49,802	33.7%
Pemex-Refining	45,494	44,811	45,510	43,706	45,306	30.7
Pemex-Petrochemicals	14,045	13,823	14,028	13,447	13,542	9.2
Pemex-Gas and Basic Petrochemicals	12,562	12,397	12,976	12,550	12,327	8.3
Petróleos Mexicanos	20,407	21,070	20,634	24,899	26,391	17.9

Subtotal	141,275	141,146	143,421	145,146	147,368	99.8

PMI Group	322	320	322	315	324	0.2

Total	141,597	141,466	143,743	145,461	147,692	100.0%

Source: Petróleos Mexicanos and the PMI Group.

The Petroleum Workers’ Union represents approximately 79% of the work force of Petróleos Mexicanos and the subsidiary entities. Petroleum Workers’ Union members are our employees and they elect their own leadership from among their ranks. Since the Petroleum Workers’ Union’s official establishment in 1938, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations.

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

On July 23, 2009, Petróleos Mexicanos and the Petroleum Workers’ Union entered into a new collective bargaining agreement that became effective on August 1, 2009. The terms of the agreement provided for a 4.9% increase in wages and a 1.5% increase in other benefits. In addition, on July 29, 2010, Petróleos Mexicanos and the Petroleum Workers’ Union agreed to a 4.9% increase in wages and a 0.41% increase in other benefits. By its terms, the current collective bargaining agreement is scheduled to expire on July 31, 2011.

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

On November 5, 1997, the SHCP and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for the retirement benefits of PEMEX totaled Ps. 20,331 million in 2009 and Ps. 24,760 million in 2010.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Petróleos Mexicanos and the subsidiary entities have no shareholders because they are decentralized public entities of the Mexican Government. The Mexican Government closely regulates and supervises our operations; it incorporates the annual budget and financing programs of Petróleos Mexicanos and the subsidiary entities into its consolidated annual budget, which it submits to the Chamber of Deputies for approval.

Mexican Government officials hold six of the 15 seats on the Board of Directors of Petróleos Mexicanos, and the Secretary of Energy is the Chairperson of the Board of Directors of Petróleos Mexicanos. An additional four seats on the Board of Directors are held by professional members appointed by the President of Mexico and ratified by the Senate. The various committees of the Board of Directors are comprised only of Mexican Government representatives, i.e., a combination of Mexican Government officials and professional members of the Board of Directors. The Director General of Petróleos Mexicanos is a member of the President of Mexico’s cabinet. See also “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government.”

Related Party Transactions

Under Article 8, Section XI of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), which applies to our directors and all of our employees, our directors and employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

Additionally, in accordance with the Petróleos Mexicanos Law, a member of the Board of Directors of Petróleos Mexicanos or of the board of directors of a subsidiary entity may be removed from his or her position for, among other causes: (1) utilizing for personal benefit or for the benefit of any third party the information made available to him or her in connection with the exercise of his or her duties as a board member; (2) disclosing such information in violation of applicable law; or (3) not recusing him or herself from discussion of and voting on matters in respect of which he or she has a conflict of interest. A member of the Board of

Directors of Petróleos Mexicanos or of the board of directors of a subsidiary entity who acts in contravention of the Petróleos Mexicanos Law may be held liable for any damages thereby caused to Petróleos Mexicanos or a subsidiary entity.

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2010 was Ps. 20.2 million. As of May 31, 2011, the aggregate amount of salary advances outstanding to our executive officers was Ps. 17.9 million.

Item 8.	Financial Information

Legal Proceedings

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

Mexican Government Audits and Other Investigations

Certain rules have been enacted in order to promote a culture of ethics and prevent corruption in our daily operations. On July 31, 2002, a Código de Ética de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration) was published in the Official Gazette of the Federation, containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public sector officials and employees, including PEMEX’s directors, officers and employees. On October 3, 2003, we announced a corporate code of conduct for Petróleos Mexicanos and the subsidiary entities, the Código de Conducta de Petróleos Mexicanos y Organismos Subsidiarios (Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities) that defines the code of conduct expected from all employees of Petróleos Mexicanos and its subsidiary entities in the daily performance of their duties, and which is designed to promote transparency and prevent abuses. In addition, on May 12, 2004, the Board of Directors of Petróleos Mexicanos adopted a Code of Ethics for our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. For more information on this Code of Ethics, see “Item 16B—Code of Ethics.” We expect that these efforts will result in a more effective system of internal controls. On June 3, 2011, the Board of Directors of Petróleos Mexicanos approved the Código de Conducta de los Miembros del Consejo de Administración de Petróleos Mexicanos (Code of Conduct of the Members of the Board of Directors of Petróleos Mexicanos).

In March 2005, the SFP announced that it had fined several former officers of Petróleos Mexicanos, alleging that these officers had illegally diverted Petróleos Mexicanos’ funds to members of the Petroleum Workers’ Union. In December 2009, the SFP announced it had fined Mr. Montemayor, former Director General of

Petróleos Mexicanos, for Ps. 1,421.1 million. In April 2010, Mr. Montemayor filed an appeal against this penalty before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Court of Fiscal and Administrative Justice). A final resolution of this appeal is still pending.

In July 2007, the SFP announced that it had fined Mr. Raúl Muñoz Leos, former Director General of Petróleos Mexicanos, and Mr. Juan Carlos Soriano Rosas, former General Counsel of Petróleos Mexicanos, each for an amount of Ps. 862.2 million and banned each of them from holding public sector positions for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Petroleum Workers’ Union. On August 25, 2005, Petróleos Mexicanos and the Petroleum Workers’ Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties have been appealed by the former officers. A final resolution of the matter is pending.

In December 2007, the SFP announced that it had fined Mr. Jaime Mario Willars Andrade, former Director General of Pemex-Refining, and Mr. Luis Ricardo Bouchot Guerrero, former Head of the Legal Department of Pemex-Refining, each for an amount of Ps. 1,390.3 million for administrative negligence related to the early termination of a long-term supply and services contract for the construction of a methyl tert-butyl ether plant. In April 2009, these former officers appealed these penalties before the Federal Court of Fiscal and Administrative Justice. A final resolution of the appeal is pending.

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

In response to the allegations related to Siemens AG, on December 22, 2008, PEMEX requested an investigation concerning these alleged events, and on December 23, 2008, an investigation was formally initiated by the Internal Control Body of PEMEX, which is independent of PEMEX’s management and under the supervision of the SFP. The investigation attempted to determine whether any person associated with PEMEX acted improperly in the matters related to the SEC allegations. In May 2010, the Internal Control Body of PEMEX dismissed these allegations due to insufficient proof. This resolution was reported to the Procuraduría General de la República (Federal Attorney General’s Office).

In March and April 2010, the SFP filed 15 criminal complaints against officers and employees of Pemex-Refining, in connection with a pipeline rupture in Nanchital, Veracruz. In addition, the SFP imposed administrative penalties against these officers and employees, as well as contractors. These penalties have been appealed, and as of the date of this report, a final resolution is still pending.

In May 2010, the SFP filed two criminal complaints, and initiated several administrative proceedings against María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption pursuant to which PMI lost revenues of approximately U.S. $13 million. The alleged acts involved the unauthorized sale of ultra low sulfur diesel, to the economic benefit of foreign companies including Blue Oil Trading Ltd. During November 2010, the administrative proceedings concluded, resulting in María Karen Miyazaki Hara being fined Ps. 164.2 million and receiving a 20 year ban from public sector employment. The investigation of the criminal complaints is still underway.

In December 2010, the SFP announced that it had fined 14 officers and employees of Pemex-Refining and banned them from holding public sector positions for ten years for their alleged involvement in an illegal bidding process for the leasing of four tankers. These officers and employees have appealed these penalties, and a final resolution is pending.

Actions Against the Illicit Market in Fuels

The main characteristics of the illicit market in fuels are:

•	illegal tapping of our pipelines, which threatens the integrity of our pipeline system, thereby increasing the associated risks to personnel, facilities, the general population and the environment;

•	tampering with product quality, which negatively impacts consumers and our reputation; and

•

theft and illegal trade in fuels, which reduce our revenues by the amount that would have been generated from the sale of the stolen products, and reduce our net income, because the production cost of stolen product is included in our cost of sales.

In conjunction with the SHCP and the Ministry of Energy, we have implemented a number of measures to combat the illicit market in fuels, with the objective of eliminating the associated risks described above to personnel, facilities, the general population and the environment, as well as minimizing losses of our refined products, crude oil and condensates. We seek to prevent or deter theft in the workplace by analyzing information provided by certain measurement systems, field surveillance and control instruments. These include mobile laboratories, volumetric control at service stations, terminal operations measurement, satellite tracking, integrated control systems, closed circuit television and online measurement systems.

In particular, during 2010, we implemented the following strategic measures in order to decrease incidents of theft in our facilities:

•

Inspected 1,660 kilometers of pipelines, of which 25 kilometers were located in the Southeastern region of Mexico, 121 kilometers were located in the Central region and 1,514 kilometers were located in the Northern region, through the use of in-line devices known as go-devils, which led to the identification of 31 incidents of illegal tapping.

•

Increased pipeline surveillance, as well as right-of-way and facilities inspection to 18,000 kilometers per day by vehicles and 600 kilometers per day by foot, in coordination with the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Ministry of the Navy.

•

Added 11 mobile laboratories, for a total of 54 in operation. In 2010, these mobile laboratories made approximately 25,700 visits to gas stations in Mexico in order to test the quality of our products and prevent the sale of tampered products.

•

Monitored gas stations through volumetric control data in collaboration with the Servicio de Administración Tributaria (Tax Management Service) and the Sistema Nacional de Protección Civil (National System of Civil Protection).

•	Maintained and updated the satellite tracking systems in 1,354 tankers owned by PEMEX, which detect illegal route deflections in the delivery of gasoline to monitored gas stations.

•

Began expansion of the supervisory control and data acquisition (SCADA) measurement system, which, along with ultrasonic flow measurers, aided in the detection of 49 incidents of illegal tapping in the Cactus-Guadalajara 24”-20”-14” LPG Line. By March 31, 2012, the SCADA system will be installed and will monitor and control seven pipelines, and by 2014, there will be 47 additional systems integrated into SCADA.

•

Used closed-circuit television to monitor 31 storage terminals, which led to the discovery of five employees manipulating measurement systems during an unloading operation, resulting in their termination.

•

Coordinated with states and the Mexican Government to create 20 regional groups to manage and immediately respond to emergencies, such as spills or explosions, caused by illegal tapping into pipelines.

•	Created 16 facilities to respond to spills and six specialized groups to respond to emergencies.

•	Collaborated with the Ministry of National Defense, the Ministry of the Navy, the Federal Attorney General’s Office and the Policía Federal (Federal Police) to intensify surveillance of pipelines.

•	Entered into agreements with various state governments relating to civil defense, confidentiality and information sharing, including the map of our strategic facilities.

•	Coordinated with the Secretaría de Seguridad Pública (Ministry of Public Security) to establish a toll-free number to receive public reports of emergencies in PEMEX’s facilities and rights-of-way.

•

Encouraged anonymous citizen reporting of illicit market activities through the creation of toll-free numbers and a dedicated email address, as well as campaigns and public announcements in mass media outlets, including radio, newspapers, television and the internet.

The preventive actions, conducting of in-line inspections and timely monitoring and analysis of pipeline pressure drops, each as described above, have allowed us to detect illegal pipeline taps more quickly, and have reduced our time of exposure to theft. Notwithstanding these improvements in our security and monitoring systems, the estimated lost volume of gasoline and diesel during 2010 was 1.4 million barrels, 55.6% greater than the 0.9 million barrels of estimated lost volume during 2009. In addition, the estimated lost volume of crude oil and condensates during 2010 was 2.3 million barrels, 64.3% greater than the 1.4 million barrels of estimated lost volume during 2009.

In connection with the effort to combat the incidence of theft in the national pipeline system, we carried out, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Federal Attorney General’s Office in 2010, the identification and sealing of 710 illegal pipeline taps (631 in Pemex-Refining pipelines, 22 in Pemex-Exploration and Production pipelines and 57 in Pemex-Gas and Basic Petrochemicals pipelines), as compared to 462 such taps in 2009 (439 in Pemex-Refining pipelines, eight in Pemex-Exploration and Production pipelines and 15 in Pemex-Gas and Basic Petrochemicals pipelines). The states with the highest incidence of illegal taps in 2010 were: Veracruz with 145, Sinaloa with 101, the State of Mexico with 72, Nuevo León with 63, Tamaulipas with 60 and Puebla with 52. A corresponding criminal report was filed in each of these cases.

The estimated lost volume of gasoline and diesel due to illicit activities during the period from January to May 2011 was 1.4 million barrels, 366.7% greater than the 0.3 million barrels of estimated lost volume during the same period of 2010. In addition, the estimated lost volume of crude oil and condensates during the period from January to May 2011 was 2.0 million barrels, 233.3% greater than the 0.6 million barrels of estimated lost volume during the same period of 2010.

During 2011, we have implemented several strategic measures in order to decrease incidents of theft in our facilities, including the performance of 50 technical operational assessments in PEMEX facilities, in order to verify the proper application of our operating procedures regarding the measurement and distribution of our products and to detect those areas most vulnerable to illegal activities. In addition, in connection with the effort to combat the incidence of theft in the national pipeline system, we carried out, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Federal Attorney General’s Office in 2011, the identification and sealing of 494 illegal pipeline taps (462 in Pemex-Refining pipelines, seven in Pemex-Exploration and Production pipelines and 25 in Pemex-Gas and Basic Petrochemicals pipelines) from January through May 2011. The states with the highest incidence of illegal taps in this period were: Sinaloa with 140, Veracruz with 83, Tamaulipas with 44, the State of Mexico with 43 and Coahuila with 34. A corresponding criminal report was filed in each of these cases, which resulted in 30 individuals being charged with hydrocarbons theft.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim before the United States District Court for the Southern District of Texas against BASF Corporation, Murphy Energy Corporation, Trammo

Petroleum Inc., BIO-UN Southwest Inc., Valley Fuels, U.S. Petroleum Depot, Inc., Continental Fuels Inc. and High Sierra Crude Oil Marketing, as well as against several individuals who were charged in criminal investigations related to these activities. Pemex-Exploration and Production is seeking damages in an amount up to the value of the stolen petroleum condensate that it believes was purchased and then resold by these companies. Subsequently, Pemex-Exploration and Production identified other companies allegedly involved in the illegal purchase and resale of stolen petroleum products originating in Mexico. On May 29, 2011, Pemex-Exploration and Production filed an additional civil claim before the U.S. District Court for the Southern District of Texas against Big Star Gathering Ltd, L.L.P., F&M Transportation, Inc., James Jensen, Joplin Energy, LLC, f/k/a Hutchison Hayes Energy, LLC, Jeff Kirby, Plains All-American Pipeline, L.P., SemCrude, L.P., Saint James Oil, Inc., Superior Crude Gathering Inc., TransMontaigne Partners, L.P. and Western Refining Company, L.P. The purpose of these claims is to prevent the illegal purchase and resale of our products in the United States and to seek to recover damages caused by such activities. Pemex-Exploration and Production filed a motion to join these two claims. As of the date of this report, a final resolution is still pending.

Since August 2010, the Mexican Congress has considered various bills to modify the Código Penal Federal (Federal Criminal Code), Código Federal de Procedimientos Penales (Federal Code of Criminal Procedures) and Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime) to combat the illicit market in fuels. In March 2011, the Senate sent a new proposal to the Chamber of Deputies for its discussion and approval. This proposal would provide for the criminal punishment of:

•

any person who illicitly possesses or safeguards crude oil, refined or processed hydrocarbons, or their derivatives, and who sells or supplies gasoline, diesel or gas liquids, knowing that he or she is delivering an amount less than the amount invoiced;

•

any person who extracts or exploits crude oil, refined or processed hydrocarbons, or their derivatives, from pipelines, equipment or installations of PEMEX. Under this proposal, such acts would also be considered organized crime;

•

any person who alters the measurement instruments used to sell or supply refined or processed hydrocarbons or their derivatives. A harsher penalty will be imposed if the person responsible is or has been a petroleum industry worker or a public official; and

•	any person who exploits hydrocarbons or their derivatives that have been illegally extracted.

As of the date of this report, this proposal has not yet been approved.

Civil Actions

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as disclosed below, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not accrued related reserves. At December 31, 2010, the amount claimed in connection with these lawsuits totaled approximately Ps. 44.3 billion. At December 31, 2010, we had accrued a reserve of Ps. 8.4 billion for our contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In July 2000, Petroquímica Cosoleacaque, S.A. de C.V. (PECOSA, which has since been merged into Pemex-Petrochemicals) filed a claim (No. 18/2000) against Afianzadora Insurgentes, S.A. de C.V. (Afianzadora Insurgentes) and Fianzas México Bital, S.A., Grupo Financiero Bital (Fianzas México) before the Juzgado Décimo de Distrito (Tenth District Court) in Coatzacoalcos, Veracruz. The claim seeks an award of approximately Ps. 218.8 million for a surety bond granted in favor of Agronitrogenados, S.A. de C.V., an ammonia customer of PECOSA. In June 2004, a judgment in favor of PECOSA was issued and the defendants filed an appeal. The Segundo Tribunal Unitario del Décimo Circuito (Second Unit Court of the Tenth Circuit) in

Villahermosa, Tabasco issued a new resolution on June 9, 2008 in favor of Pemex-Petrochemicals. Afianzadora Insurgentes was ordered to pay Ps. 141.2 million in principal, Ps. 6.8 million in interest and Ps. 50.7 million in past-due interest up to May 31, 2000, plus any interest that will accrue going forward. Fianzas México was ordered to pay Ps. 13.8 million in principal, Ps. 278,285 in interest and Ps. 5.8 million in past-due interest up to May 31, 2000, plus any interest that will accrue going forward. Both defendants were also ordered to pay the corresponding interest, value added tax and expenses related to this claim. On July 3, 2008, each party filed a form of constitutional relief known as an amparo against this resolution. On March 4, 2009, the Primer Tribunal Colegiado del Décimo Circuito (First Joint Court of the Tenth Circuit) in the state of Tabasco admitted such amparos (No. 197/2009, No. 198/2009 and No. 199/2009). The amparos were denied and the First Joint Court of the Tenth Circuit ordered the Second Joint Court to issue a new resolution so that the defendants would not have to pay any past-due interest. The defendants agreed to pay Ps. 92.0 million to settle this matter, in addition to the Ps. 198.9 million already paid to Pemex-Petrochemicals in March 2006. On November 9, 2010, this settlement agreement was approved by the Court, thereby concluding this matter.

In September 2001, Conproca, S.A. de C.V. (which we refer to as CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424.9 million and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116.0 million. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs was submitted to the Court on March 15, 2011. As of the date of this report, a final award from the Court is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393.0 million for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining. Pemex-Refining and USISA both filed amparos (No. 204/2009 and No. 205/2009) against the resolution. Both amparos were joined (No. D. C. 03/2010 and No. D.C. 04/2010) in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff, ordering that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit in the Federal District issued a judgment ordering Pemex-Refining to pay Ps. 83.3 million plus the plaintiff’s financial expenses. On August 30, 2010, Pemex-Refining and USISA filed amparos before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both amparos were denied. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of the date of this report, the related financial and unrecoverable costs are pending payment pursuant to the Court’s judgment.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay

COMMISA sums of approximately U.S. $293.6 million and Ps. 34.4 million, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5.9 million, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355.6 million plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395.0 million in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any attachment of assets ordered against Pemex-Exploration and Production in the United States. On March 29, 2011, Pemex-Exploration and Production filed an appeal, and COMMISA filed a response on June 3, 2011. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the Tribunal Colegiado (Joint Court), which has been designated to review such motions, submitted the case to the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation), which rejected the case, sending it back to the Joint Court on May 26, 2011. As of the date of this report, a resolution is still pending.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. (TGT) commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim and a transportation agreement between TGT and CH4 Energía, S.A. de C.V., a subsidiary of Pemex-Gas and Basic Petrochemicals. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms. On October 25, 2010, the ICA issued a final award in terms previously agreed by the parties, which was reported to the parties on November 22, 2010. Therefore, this claim has concluded.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing was held on June 21, 2011.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff.

Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995.1 million, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The court dismissed this claim without prejudice, thereby allowing the plaintiff to bring an action in the appropriate court. As of the date of this report, a final resolution is still pending.

In February 2010, the Tax Management Service notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575.2 million (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of the date of this report, the Tax Management Service has not filed a response to this claim.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553.4 million (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of the date of this report, the Tax Management Service has not filed a response to this claim.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490.9 million in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa GPC. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. The Seventh District Court provisionally suspended the main claim while it considered this interlocutory appeal. Pursuant to an interlocutory resolution dated September 3, 2010, the Court denied this motion. The defendants filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was granted in part, of which Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were notified on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution in the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas, and on May 6, 2011, the Second Unit Court affirmed the ruling of the Seventh District Court. On May 26, 2011, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a final amparo appealing the Second Unit Court’s ruling. On May 27, 2011, the provisional suspension under this amparo was denied and, therefore, on the same day, the Seventh District Court lifted the suspension of the main claim, which proceeded to the evidentiary stage.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito

(Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193.7 million due to non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage.

A claim (No. 226/2004-IV) filed by a group of Congressmen from the LIXth Legislature in connection with the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On June 7, 2008, Pemex-Exploration and Production responded to this claim. On April 19, 2010, the court issued a resolution declaring that the period for legal action had lapsed. The plaintiffs filed an appeal of this resolution before the Primer Tribunal Unitario en Materia Civil del Primer Circuito (First Unit Civil Court of the First Circuit), which confirmed the resolution but released the plaintiffs from a requirement that they pay court expenses. Therefore, this claim has concluded.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. On May 11, 2011, the amparo filed by Impulsora and an amparo filed by Bardahl were both denied. Pemex-Refining was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by Pemex-Refining. On June 8, 2011, Pemex-Refining filed a motion for review of this resolution. As of the date of this report, a final resolution is still pending.

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

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Federal Attorney General’s Office for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25.8 million in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360.9 million in damages as a result of alleged fraud committed by the board of directors. The experts of the Federal Attorney General’s Office determined that Pemex-Refining was entitled to Ps. 12.6 million for unauthorized wages and salaries and Ps. 176.8 million for damages, corresponding to the percentage of shares of Mexicana de Lubricantes held by Pemex-Refining. The Federal Attorney General’s Office requested a copy of the income tax returns filed by Mexicana de Lubricantes from the Tax Management Service and a representative of Mexicana de Lubricantes. As of the date of this report, a final resolution is still pending.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). Mexicana de Lubricantes’ amparo was granted, and the Court issued a new resolution in its favor. In response, in March 2011, Pemex-Refining filed an amparo. A final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to an objection filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with amparo (No. 1519/2005), as well as the objection filed by Impulsora mentioned above. On October 20, 2009, Pemex-Refining filed an amparo (No. 1691/2009) and a provisional suspension was granted. A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining’s amparo was granted and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion to review this ruling before the Tribunal Colegiado en Materia Administrativa (Joint Administrative Court). A final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210.7 million. As of the date of this report, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approved the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although until January 2007 Petróleos Mexicanos paid an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2006 and 2007, Petróleos Mexicanos made advance payments to the Mexican Government in aggregate annual amounts of Ps. 269 million and Ps. 4,260 million, respectively, toward the minimum guaranteed dividends for those years. On January 2, 2007, Petróleos Mexicanos made its final advance payment of minimum guaranteed dividends. We do not have a dividend policy; the Mexican Government may require that we make dividend payments at any time. On August 20, 2008, the Board of Directors of Petróleos Mexicanos approved the payment of a Ps. 4,270 million dividend to the Mexican Government. No dividends were declared or paid in 2009 or 2010. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and Certificates of Contribution ‘A.’”

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

Memorandum and Articles of Association

The Mexican Congress established Petróleos Mexicanos by a decree dated June 7, 1938, effective July 20, 1938. None of Petróleos Mexicanos or the subsidiary entities has bylaws or articles of association. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name. The activities of Petróleos Mexicanos and the subsidiary entities are regulated by the Political Constitution of the United Mexican States, the Regulatory Law, the Petróleos

Mexicanos Law, Regulations to the Petróleos Mexicanos Law and other federal laws and regulations. See “Item 4—Information on the Company—History and Development.” Under the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos has the following committees: Audit and Performance Evaluation Committee, Transparency and Accountability Committee, Strategy and Investment Committee, Compensation Committee, Acquisitions, Leasing, Works and Services Committee, Environmental and Sustainability Committee and Development and Technological Research Committee. See “Item 6—Directors, Senior Management and Employees.”

Under the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law, our directors are obligated to abstain from voting on a proposal, arrangement or contract in which they have a personal, family or business interest. Our directors do not have the power to vote compensation to themselves or any other member of the board. Except in the case of the professional board members, our directors do not receive compensation for their services as members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities. Under the Federal Law of Administrative Responsibilities of Public Officials, our directors must perform their duties without obtaining or attempting to obtain any benefits greater than those granted by law. Therefore, our directors do not have borrowing powers exercisable by themselves. There is no requirement for early retirement for our directors.

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

As of December 31, 2009 and 2010, we have entered into contracts with various contractors for approximate amounts of Ps. 195,097 million and Ps. 421,101 million, respectively. These contracts are for the development of investment projects under the PIDIREGAS program, which projects will continue notwithstanding the changes to the Federal Law of Budget and Fiscal Accountability described above. See Note 15(e) to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Credit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, Petróleos Mexicanos’ obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Petróleos Mexicanos issued approximately U.S. $6.1 billion of notes under this program in 2009. In January 2010, Petróleos Mexicanos increased the size of this program to U.S. $12 billion, and in December 2010, Petróleos Mexicanos increased the size of this program to U.S. $22 billion and appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. Petróleos Mexicanos issued approximately U.S. $5.1 billion of notes and bonds under this program in 2010.

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

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities and the 2010 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-160799), which was declared effective by the SEC on August 25, 2009, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,000,000,000 of 8.00% Notes due 2019. The securities registered in 2009 are referred to as the 2009 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-168326), which was declared effective by the SEC on August 31, 2010, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $63,314,000 of 8.00% Notes due 2019, up to U.S. $1,500,000,000 of 4.875% Notes due 2015, up to U.S. $1,000,000,000 of 6.000% Notes due 2020, up to U.S. $2,000,000,000 of 5.50% Notes due 2021 and up to U.S. $1,000,000,000 of 6.625% Bonds due 2035. The securities registered in 2010 are referred to as the 2010 Securities, and together with the 1997 Securities, the 1998 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities and the 2009 Securities, are collectively referred to as the Registered Securities.

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

Mexico has also entered into, or is negotiating, tax treaties with various countries that may have effects on holders of Registered Securities. This report does not discuss the consequences (if any) of such treaties.

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

•

pay Additional Amounts (as defined in the indenture dated as of July 31, 2000, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above;

•

pay Additional Amounts (as defined in the indenture dated as of December 30, 2004, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities and the 2008 Securities in respect of the Mexican withholding taxes described above; and

•

pay Additional Amounts (as defined in the indenture dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2009 Securities and the 2010 Securities in respect of the Mexican withholding taxes described above.

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

Since 2003, Pemex-Gas and Basic Petrochemicals has been required to trade LPG under a price scheme imposed by the Mexican Government. This scheme fixes the sale price of LPG throughout Mexico and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010, PEMEX did not enter into any DFIs to mitigate risks associated with the purchase and sale of propane.

P.M.I. Trading, Ltd. periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gas, thereby reducing the potential volatility of its income. P.M.I. Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to carry out risk mitigation mechanisms if necessary.

We did not hedge any of our crude oil production for the years 2006, 2007, 2008, 2009 or 2010.

Exchange Rate and Interest Rate Risks

Exchange Rate Risk

A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues net of the IEPS tax from domestic sales of petroleum products and petrochemicals are related to the international dollar-denominated prices of these products. By contrast, most of our costs of sales and other expenses, other than hydrocarbon duties, investment expenditures and the cost of petroleum products and natural gas that we import for resale in Mexico or use in our facilities, are payable in pesos and are not linked to the U.S. dollar. As a result, the depreciation of the peso against the U.S. dollar increases our income in peso terms. Appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, because most of our investments and debt issuances are made in U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on our revenues is offset in whole or in part by its impact on our obligations.

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

In 2010, we entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in pesos and Swiss francs for an aggregate notional amount of U.S. $426.2 million.

During the first five months of 2011, we did not enter into further cross-currency swaps.

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

In 2002 and 2004, the Master Trust entered into cross-currency swaps to hedge its exposure in Japanese yen and euros, with termination dates in 2023 and 2016. Given the long-term nature of these obligations, the swaps used to hedge these risks include an option linked to a well-defined set of credit default events. In case such an event occurs, the swaps terminate without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million and U.S. $1,028.5 million, respectively. The first swap was transferred to Petróleos Mexicanos on July 1, 2010 in connection with its assumption, as primary obligor, of all indebtedness of the Master Trust.

We recorded a total net foreign exchange loss in the comprehensive financing cost item of Ps. 71,063 million in 2008 and a total net foreign exchange gain in this item of Ps. 14,685 million in 2009. The significant increase in our foreign exchange losses in 2008 was due to the effect of the depreciation of the peso on the value in pesos of our U.S. dollar-denominated debt. Our foreign exchange gains recorded in 2009 were primarily the result of the appreciation of the Mexican peso against the U.S. dollar, which resulted in a decrease in the peso value of such debt. In 2010, we recorded a net foreign exchange gain of Ps. 20,167 million in comprehensive financing result, as a result of a greater appreciation of the peso in 2010 as compared to 2009.

Interest Rate Risk

We are exposed to fluctuations in interest rates on short- and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates because, as discussed above, our borrowings are primarily denominated in, or swapped into, U.S. dollars. We use derivative instruments as described below to achieve a desired mix of fixed and floating rate instruments in our debt portfolio. As of December 31, 2010, approximately 45.5% of our total net debt outstanding consisted of floating rate debt.

Interest Rate Swaps

Under our interest rate swap agreements, all of which are denominated in pesos, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on the Mexican Interbank Interest Rate (TIIE). Some interest rate swaps have as their underlying rate, not the TIIE, but a rate referenced to or calculated from the TIIE. As of December 31, 2010, Pemex was a party to interest rate swap agreements for a notional amount of U.S. $801.2 million, an average fixed interest rate of approximately 11.39% in pesos, and a weighted average term of approximately 2 years. In 2009, 2010 and the first five months of 2011, we did not enter into any new interest rate swap agreements.

The market value of our foreign exchange, equity and interest rate derivatives position was Ps. 8,511.7 million as of December 31, 2009 and Ps. 8,725.0 million as of December 31, 2010.

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

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties’ creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio. During 2009, we entered into various long-term cross-currency swap agreements containing recouponing provisions for hedging purposes, thereby limiting our exposure with our counterparties to a specific threshold amount. During 2010, the pre-specified thresholds in seven cross-currency swaps used to hedge exposure to the euro and pound sterling were reached. This resulted in the cash settlement of such swaps and the replacement with new swaps at market terms, thereby reducing our credit risk to our counterparties.

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

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays fixed amounts and receives total return on the Repsol shares. Two of the aforementioned DFIs contain an option structure comprised of one short call and one long put spread.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to the DFIs. Because neither Bulletin C-10 nor ASC Topic 815 “Derivatives and Hedging” allows derivative positions to serve as hedges for other derivatives, these operations are treated, for accounting purposes, as having been entered into for trading purposes.

The following tables set forth our portfolio of debt and DFIs as of December 31, 2010. It should be noted that:

•	for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed rate debt;

•	for interest rate and currency swaps, this table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates;

•	for natural gas DFIs, volumes are presented in millions of British thermal units (MMBtu), and average fixed and strike prices are presented in U.S. dollars per MMBtu;

•	weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;

•	fair values are obtained from market quotes received from market sources such as Reuters and Bloomberg;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	the information is presented in equivalents of the peso, which is our reporting currency; and

•	each instrument’s actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2010(1)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2011	2012	2013	2014	2015	Thereafter
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	6,444,978	3,268,289	3,271,622	8,098,680	25,771,230	167,829,029	214,683,828	229,049,226
Average Interest Rate (%)	—	—	—	—	—	—	6.3810%	—
Fixed rate (Japanese yen)	1,382,764	1,382,764	1,382,764	1,382,764	1,382,764	5,914,373	12,828,193	12,614,591
Average Interest Rate (%)	—	—	—	—	—	—	2.7268%	—
Fixed rate (Pounds)	—	—	7,738,520	—	—	6,771,205	14,509,725	16,774,873
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	3,600,000	3,600,000	—	—	9,500,000	17,500,000	34,200,000	35,565,723
Average Interest Rate (%)	—	—	—	—	—	—	9.6939%	—
Fixed rate (UDIs)	—	—	—	—	—	17,726,751	17,726,751	12,124,419
Average Interest Rate (%)	—	—	—	—	—	—	8.0593%	—
Fixed rate (euros)	877	877	8,287,527	460	43	50,548,586	58,838,370	61,997,674
Average Interest Rate (%)	—	—	—	—	—	—	5.8307%	—
Fixed rate (Swiss Francs)	—	—	—	6,637,850	—	—	6,637,850	6,754,795
Average Interest Rate (%)	—	—	—	—	—	—	3.5000%	—

Total fixed rate debt	11,428,620	8,251,930	20,680,433	16,119,754	36,654,037	266,289,944	359,424,718	374,881,301

Variable rate (U.S. dollars)	46,055,948	48,504,298	35,760,569	14,347,373	9,520,086	49,765,157	203,953,431	196,713,340
Variable rate (Japanese yen)	3,196,970	—	—	3,196,970	—	9,766,400	16,160,340	14,612,467
Variable rate (pesos)	21,483,333	15,033,333	13,820,733	19,500,000	7,959,780	—	77,797,179	76,415,343

Total variable rate debt	70,736,251	63,537,631	49,581,302	37,044,343	17,479,866	59,531,557	297,910,950	287,741,149

Total Debt	82,164,871	71,789,561	70,261,735	53,164,097	54,133,903	325,821,501	657,335,668	662,622,450

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2010 of: Ps. 12.3571 = U.S. $1.00; Ps. 0.1526 = 1.00 Japanese yen; Ps. 19.3463 = 1.00 British pound; Ps. 4.526308 = 1.00 UDI; Ps. 16.5733 = 1.00 euro and Ps. 13.2757 = 1.00 Swiss Franc.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate, Currency and Equity Risk) as of December 31, 2010(1)

Derivative financial instruments held or issued for purposes other than trading:

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(2)
	2011	2012	2013	2014	2015	Thereafter
	(in thousands of nominal pesos, except as noted)
Interest Rate and Currency Swaps
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	—	—	—	—	—	—	—	n.a.
Average receive rate	—	—	—	—	—	—	—	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	1,200,000	1,200,000	7,500,000	—	—	—	9,900,000	(1,211,752)
Average pay rate	11.30%	11.38%	11.48%	—	—	—	11.39%	n.a.
Average receive rate	5.15%	5.73%	6.15%	—	—	—	5.68%	n.a.
Cross Currency Swaps
Receive euros/ Pay U.S. dollars	—	—	8,019,758	—	—	49,534,239	57,553,996	(369,052)
Receive Japanese yen/ Pay U.S. dollars	3,488,781	1,017,361	1,017,361	3,488,779	1,017,361	11,412,755	21,442,398	7,720,176
Receive Pounds/ Pay U.S. dollars	—	—	8,434,833	—	—	7,131,134	15,565,967	(934,799)
Receive UDI/ Pay pesos	—	—	—	—	—	17,004,976	17,004,976	1,129,918
Receive Swiss Francs/ Pay U.S. dollars	—	—	—	5,913,180	—	—	5,913,180	669,806

	(in thousands of shares)							(in thousands of nominal pesos)
Equity Related Swaps
Equity Swaps	21,322	—	—	—	—	—	21,322	1,065,708
Equity Swaps with Embedded Options(3)	37,358	—	—	—	—	—	37,358	655,037

Notes: Numbers may not total due to rounding.

           n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2010 of Ps. 12.3571 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PEMEX.
(3)	Equity swaps with one embedded short call and one embedded long put spread.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Natural Gas Derivatives) as of December 31, 2010(1)

Derivative financial instruments held for trading purposes:

	2011	2012	2013	2014	2015	Thereafter	Total Volume	Fair Value(2)
	(in MMBtu, except that average fixed and strike prices are in U.S. $ per MMBtu)							(in thousands of nominal pesos)
Derivatives entered into with Customers of Pemex-Gas and Basic Petrochemicals
Short
European Call Option	6,528,679	2,127,796	941,436	874,764	128,100	—	10,600,775	(26,805)
Average strike price	6.65	6.35	7.47	7.43	5.00	—	6.71	n.a.
European Put Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	n.a.
Variable to Fixed Swap(3)	50,618,782	5,483,677	2,098,054	18,750	—	—	58,219,263	2,654,256
Average fixed price	8.20	7.16	8.36	6.92	—	—	8.11	n.a.
Long
Digital Call(4)	1,159,590	—	—	—	—	—	1,159,590	1
Average strike price	10.19	—	—	—	—	—	10.19	n.a.
Digital Put(5)	1,099,790	—	—	—	—	—	1,099,790	13,520
Average strike price	7.30	—	—	—	—	—	7.30	n.a.
European Call Option	561,506	—	66,672	—	—	—	628,178	110
Average strike price	12.16	—	8.0	—	—	—	11.72	n.a.
European Put Option	991,506	—	—	—	—	—	991,506	38,935
Average strike price	7.44	—	—	—	—	—	7.44	n.a.
Variable to Fixed Swap(6)	8,266	—	—	—	—	—	8,266	(205)
Average fixed price	6.08	—	—	—	—	—	6.08	n.a.

Derivatives entered into to Hedge Transactions entered into with Customers
Short
Digital Call(7)	1,159,590	—	—	—	—	—	1,159,590	(1)
Average strike price	10.19	—	—	—	—	—	10.19	n.a.
Digital Put(8)	1,099,790	—	—	—	—	—	1,099,790	(13,525)
Average strike price	7.30	—	—	—	—	—	7.30	n.a.
European Call Option	705,505	—	66,672	—	—	—	772,177	(110)
Average strike price	11.72	—	8.00	—	—	—	11.40	n.a.
European Put Option	991,505	—	—	—	—	—	991,505	(38,943)
Average strike price	7.44	—	—	—	—	—	7.44	n.a.
Variable to Fixed Swap(3)	217,770	—	—	—	—	—	217,770	2,615
Average fixed price	5.21	—	—	—	—	—	5.21	n.a.
Long
European Call Option	6,672,749	2,127,796	941,436	874,764	128,100	—	10,744,845	26,815
Average strike price	6.72	6.35	7.47	7.43	5.00	—	6.75	n.a.
European Put Option	—	—	—	—	—	—	—	—
Average strike price	—	—	—	—	—	—	—	n.a.
Variable to Fixed Swap(6)	50,814,178	5,480,684	2,096,054	18,750	—	—	58,409,666	(2,563,465)
Average fixed price	8.05	7.09	8.31	5.69	—	—	7.97	n.a.

Notes: Numbers may not total due to rounding.

n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2010 of Ps. 12.3571 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PEMEX.
(3)	Under short variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay a variable price and receive the fixed price specified in the contract.
(4)	Under long digital call contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will receive U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or exceeds the strike price specified in the contract. If the market price is less than the strike price, the option expires worthless.
(5)	Under long digital put contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will receive U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or is less than the strike price specified in the contract. If the market price is greater than the strike price, the option expires worthless.
(6)	Under long variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay the fixed price specified in the contract and receive a variable price.
(7)	Under short digital call contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or exceeds the strike price specified in the contract. If the market price is less than the strike price, the option expires worthless.
(8)	Under short digital put contracts entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay U.S. $1.00 per MMBtu if and only if the market price of natural gas equals or is less than the strike price specified in the contract. If the market price is greater than the strike price, the option expires worthless.

Source: Pemex-Gas and Basic Petrochemicals.

Quantitative Disclosure of Market Risk (Petroleum Products) as of December 31, 2010(1)

Derivative financial instruments held or issued for purposes other than trading:

	2011	2012	2013	2014	Thereafter	Total Volume	Fair Value(2)
	(in thousands of barrels)						(in thousands of nominal pesos)
Hedging Instruments
OTC floating for floating swaps(3)	0	—	—	—	—	0	0
OTC fixed for floating swaps(4)	(550)	—	—	—	—	(550)	(9,522)
Exchange traded futures (5)	(4,932)	—	—	—	—	(4,932)	(102,493)
Exchange traded swaps6)	(317)	—	—	—	—	(317)	(4,096)

Notes: Numbers may not total due to rounding.

OTC = Over-the-Counter.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2010 of Ps. 12.3571 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to P.M.I. Trading, Ltd.
(3)	Under floating for floating swaps entered into with counterparties of P.M.I. Trading, Ltd., PMI exchanges the floating price of a petroleum product over a specified period of time for the floating price of a different petroleum product over the same period of time.
(4)	Under short fixed for floating swaps entered into with counterparties of P.M.I. Trading, Ltd., PMI receives a fixed price specified in the contract and pays a floating price of a petroleum product over a specified period of time. Under long fixed for floating swaps, PMI receives the floating price of a petroleum product and pays a fixed price specified in the contract.
(5)	Net position.
(6)	OTC transactions registered in NYMEX Clearport are included in these figures.

Source: P.M.I. Trading, Ltd.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our chief financial officer concluded that our disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Director General and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of PEMEX’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of

Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework and the Control Objectives for Information and Related Technology (COBIT) created by the IT Governance Institute.

Management relied on Auditing Standards No. 2 and 5 of the PCAOB (as defined below) in order to create an appropriate framework to evaluate the effectiveness of the design and operation of PEMEX’s internal control over financial reporting.

Based on our assessment and those criteria, management concluded that PEMEX maintained effective internal control over financial reporting as of December 31, 2010.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Mr. José Fortunato Álvarez Enríquez, member of the Audit and Performance Evaluation Committee of Petróleos Mexicanos, qualifies as an audit committee financial expert within the meaning of this Item 16A, and is independent, as defined in Rule 10A-3 under the Exchange Act.

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

In accordance with the Petróleos Mexicanos Law, the Audit and Performance Evaluation Committee of Petróleos Mexicanos, in its meeting held on September 22, 2010, appointed KPMG Cárdenas Dosal, S.C. as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal year 2010, prepared in accordance with Governmental Accounting Standards. The Audit and Performance Evaluation Committee of Petróleos Mexicanos also appointed KPMG Cárdenas Dosal, S.C., as external auditor, to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal year 2010, prepared in accordance with Mexican FRS and standards issued by the PCAOB, as well as to perform other services associated with the auditing of such consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed and billable to us by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, during the fiscal years ended December 31, 2010 and 2009.

	Year ended December 31,
	2010	2009
	(in thousands of nominal pesos)
Audit fees	Ps. 41,244	Ps. 51,466
Audit-related fees	12,332	10,233
Tax fees	41	41
Other fees	373	3,619

Total fees	Ps. 53,990	Ps. 65,359

Audit fees in the above table are the aggregate fees billed and billable by KPMG Cárdenas Dosal, S.C. in connection with the audits of our annual financial statements in each year and: (i) in 2009, the preparation of the attestation report relating to internal control over financial reporting, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and (ii) in 2010 and 2009, services provided in connection with statutory filings and statutory audits, as well as services provided in accordance with the instructions of the Audit and Performance Evaluation Committee of Petróleos Mexicanos and the SFP, respectively.

Audit-related fees in the above table are the aggregate fees billed by KPMG Cárdenas Dosal, S.C. for services provided in 2010 and 2009 in connection with regulatory filings, limited reviews of interim financial information, review of public filings of financial information and review of documents related to the offering of securities.

Tax fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2010 and 2009 for tax compliance services, which generally involved the review of original and amended tax returns and claims for tax refunds.

Other fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2010 and 2009 related to (i) the issuance of a review report, in accordance with the Standard for Assurance Engagements (ISAE 3000): Assurance Engagements other than Audits or Reviews of Historical Financial Information developed by International Auditing and Assurance Standards Board in connection with PEMEX’s sustainability report and (ii) an agreed-upon procedures report in order to comply with a contract entered into by a subsidiary company.

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

The Audit and Performance Evaluation Committee of Petróleos Mexicanos, in its meeting held on September 22, 2010, appointed KPMG Cárdenas Dosal, S.C. as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal year 2010, prepared in accordance with Governmental Accounting Standards. The Audit and Performance Evaluation Committee of Petróleos Mexicanos also appointed KPMG Cárdenas Dosal, S.C. to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal year 2010, prepared in accordance with Mexican FRS and standards issued by the PCAOB, as well as to perform other services associated with the auditing of such consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-122, incorporated herein by reference.

Item 19.	Exhibits . Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective November 29, 2008 (English translation) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) effective September 5, 2009 (English translation) (previously filed as Exhibit 1.2 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 (File No. 0-99) and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust, (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

10.1	Consent letter of Ryder Scott Company, L.P.

10.2	Report on Reserves Data by Ryder Scott Company, L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2010.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2011.

10.5	Consent letter of DeGolyer and MacNaughton.

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2011.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/s/ Ignacio Quesada Morales
Name: Ignacio Quesada Morales
Title: Chief Financial Officer

Date: June 30, 2011

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards.

As disclosed in note 3(z) to the consolidated financial statements, on January 1, 2010, PEMEX adopted the revision to paragraph 3 of Bulletin C-3 “Accounts Receivable,” 2010 FRS Revisions and FRS C-1 “Cash and Cash Equivalents.”

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

/s/ Eduardo Palomino
Eduardo Palomino
Mexico City, Mexico

June 29, 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted)

	2010		2010		2009
	(Unaudited; in thousands of U.S. dollars)
Assets:
Current assets:
Cash and cash equivalents (Note 5 and Note 3(z))	U.S. $	10,810,553	Ps.	133,587,079	Ps.	159,760,316
Accounts, notes receivable and other—Net (Note 6)		9,782,828		120,887,383		126,755,377
Inventories—Net (Note 7)		3,078,195		38,037,560		36,903,080
Derivative financial instruments (Note 11)		1,692,728		20,917,211		26,277,917

		14,553,751		179,842,154		189,936,374

Total current assets		25,364,304		313,429,233		349,696,690

Investments in shares of non-consolidated subsidiaries, affiliates and others (Note 8)		899,570		11,116,080		9,762,401
Wells, pipelines, properties, plant and equipment—Net (Note 9)		85,892,960		1,061,387,901		967,591,500
Other assets—Net		548,839		6,782,060		4,986,588

Total assets	U.S. $	112,705,673	Ps.	1,392,715,274	Ps.	1,332,037,179

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 10)	U.S. $	7,247,220	Ps.	89,554,617	Ps.	102,600,324
Suppliers		3,518,175		43,474,439		63,277,711
Accounts and accrued expenses payable		777,061		9,602,215		11,590,917
Taxes and duties payable		4,253,903		52,565,900		48,453,301
Derivative financial instruments (Note 11)		975,670		12,056,457		17,038,139

Total current liabilities		16,772,029		207,253,628		242,960,392
Long-term liabilities:
Long-term debt (Note 10)		46,545,775		575,170,797		529,258,434
Reserve for sundry creditors and others		4,490,814		55,493,441		43,524,319
Reserve for employee benefits (Note 12)		53,521,058		661,365,065		576,200,934
Deferred taxes (Note 18(k) and (m))		583,936		7,215,760		6,933,120

Total liabilities		121,913,612		1,506,498,691		1,398,877,199
EQUITY (Note 14):
Certificates of Contribution “A”		7,846,339		96,957,993		96,957,993
Mexican Government contributions to Petróleos Mexicanos		14,597,472		180,382,423		180,382,301
Legal reserve		79,916		987,535		987,535
Donation surplus		278,928		3,446,743		1,004,346
Comprehensive result		355,771		4,396,294		6,319,602

		23,158,426		286,170,988		285,651,777

Accumulated losses:
From prior years		(28,525,447)		(352,491,797)		(257,829,779)
Net loss for the year		(3,840,918)		(47,462,608)		(94,662,018)

		(32,366,365)		(399,954,405)		(352,491,797)

Total equity		(9,207,939)		(113,783,417)		(66,840,020)
Commitments and contingencies (Notes 15 and 16)		—		—		—
Subsequent events (Note 20)		—		—		—

Total liabilities and equity	U.S. $	112,705,673	Ps.	1,392,715,274	Ps.	1,332,037,179

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2010		2010		2009		2008
	(Unaudited; in thousands of U.S. dollars)
Net sales:
Domestic	U.S. $	55,340,924	Ps.	683,853,335	Ps.	596,369,519	Ps.	679,754,126
Export		47,981,135		592,907,683		488,260,296		644,418,238
Services income		429,170		5,303,292		5,291,516		4,777,588

		103,751,229		1,282,064,310		1,089,921,331		1,328,949,952
Cost of sales (Note 3(f))		51,168,188		632,290,416		561,134,955		654,032,459

Gross income		52,583,041		649,773,894		528,786,376		674,917,493
General expenses:
Transportation and distribution expenses		2,692,718		33,274,186		31,856,197		33,961,895
Administrative expenses		5,743,948		70,978,545		68,652,803		69,844,149

Total general expenses		8,436,666		104,252,731		100,509,000		103,806,044

Operating income		44,146,375		545,521,163		428,277,376		571,111,449

Other revenues (principally IEPS benefit)—Net (Note 18(j))		5,827,260		72,008,040		40,293,018		197,990,840
Comprehensive financing result:
Interest paid—Net (includes valuation effects of derivative financial instruments (Note 11(viii) and Note 3(w))		(2,600,665)		(32,136,672)		(29,992,464)		(36,449,189)
Exchange gain (loss)—Net (Note 3(w))		1,632,044		20,167,334		14,684,597		(71,062,527)

		(968,621)		(11,969,338)		(15,307,867)		(107,511,716)
Profit / (loss) sharing in non-consolidated subsidiaries, affiliates and others (Note 8)		90,489		1,118,176		(1,291,487)		(1,965,213)

Income before taxes and duties		49,095,503		606,678,041		451,971,040		659,625,360
Hydrocarbon extraction duties and others (Note 18)		52,597,801		649,956,286		542,374,559		767,521,945
Hydrocarbon income tax (Note 18(k))		199,040		2,459,557		2,502,651		1,582,910
Income tax (Note 18(m))		139,580		1,724,806		1,755,848		2,596,949

		52,936,421		654,140,649		546,633,058		771,701,804

Net loss for the year	U.S. $	(3,840,918)	Ps.	(47,462,608)	Ps.	(94,662,018)	Ps.	(112,076,444)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	Certificates of Contribution “A”	Mexican Government contributions to Petróleos Mexicanos	Legal reserve	Donation surplus	Other comprehensive losses							Total
					Surplus in restatement of equity	Effect on equity from employee benefits	Deferred income tax effect	Derivative financial instruments	Cumulative currency translation effect	(Accumulated losses) retained earnings
										For the year	From prior years
Balances as of January 1, 2008	Ps. 96,957,993	Ps.144,457,629	Ps. 832,618	Ps.494,068	Ps.171,681,077	Ps.(51,759,539)	Ps.3,596	Ps.(1,105,629)	Ps.1,510,236	Ps.(18,307,569)	Ps.(294,856,619)	Ps.49,907,861

Transfer to prior years’ accumulated losses approved by the Board of Directors	—	—	—	—	—	—	—	—	—	18,307,569	(18,307,569)	—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 20, 2008 (Note 14)	—	—	—	—	—	—	—	—	—	—	(4,270,224)	(4,270,224)
Mexican Government contributions to Petróleos Mexicanos (Note 14)	—	35,457,462	—	—	—	—	—	—	—	—	—	35,457,462
Increase in legal reserve	—	—	154,917	—	—	—	—	—	—	—	—	154,917
Increase in donation surplus	—	—	—	390,394	—	—	—	—	—	—	—	390,394
Comprehensive loss for the year (Note 13)	—	—	—	—	(171,681,077)	51,759,539	(3,596)	(1,268,722)	6,834,247	(112,076,444)	171,681,077	(54,754,976)

Balances as of December 31, 2008	96,957,993	179,915,091	987,535	884,462	—	—	—	(2,374,351)	8,344,483	(112,076,444)	(145,753,335)	26,885,434

Transfer to prior years’ accumulated losses approved by the Board of Directors	—	—	—	—	—	—	—	—	—	112,076,444	(112,076,444)	—
Mexican Government contributions to Petróleos Mexicanos (Note 14)	—	467,210	—	—	—	—	—	—	—	—	—	467,210
Increase in donation surplus	—	—	—	119,884	—	—	—	—	—	—	—	119,884
Comprehensive loss for the year (Note 13)	—	—	—	—	—	—	—	2,532,882	(2,183,412)	(94,662,018)	—	(94,312,548)

Balances as of December 31, 2009	96,957,993	180,382,301	987,535	1,004,346	—	—	—	158,531	6,161,071	(94,662,018)	(257,829,779)	(66,840,020)

Transfer to prior years’ accumulated losses approved by the Board of Directors	—	—	—	—	—	—	—	—	—	94,662,018	(94,662,018)	—
Mexican Government contributions to Petróleos Mexicanos (Note 14)	—	122	—	—	—	—	—	—	—	—	—	122
Increase in donation surplus	—	—	—	2,442,397	—	—	—	—	—	—	—	2,442,397
Comprehensive loss for the year (Note 13)	—	—	—	—	—	—	—	(390,909)	(1,532,399)	(47,462,608)	—	(49,385,916)

Balances as of December 31, 2010	Ps. 96,957,993	Ps. 180,382,423	Ps. 987,535	Ps. 3,446,743	Ps. —	Ps. —	Ps. —	Ps. (232,378)	Ps. 4,628,672	Ps. (47,462,608)	Ps. (352,491,797)	Ps. (113,783,417)

Unaudited (in thousands of U.S. dollars)	U.S. $7,846,339	U.S. $14,597,472	U.S. $79,916	U.S. $278,928	U.S. $ —	U.S. $ —	U.S.$ —	U.S. $(18,805)	U.S. $374,576	U.S. $(3,840,918)	U.S. $(28,525,447)	U.S. $(9,207,939)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2010		2010	2009	2008
	(Unaudited; in thousands of U.S. dollars)
Operating activities:
Income before taxes and duties (Note 3(z))	U.S. $	49,095,503	Ps. 606,678,041	Ps. 451,971,040	Ps. 659,625,360
Activities related to investing activities:
Depreciation and amortization		7,807,801	96,481,781	76,890,687	89,840,495
Impairment of properties, plant and equipment		805,901	9,958,603	1,731,229	107,203
Unsuccessful wells		426,976	5,276,181	13,934,521	—
Properties, plant and equipment		248,802	3,074,468	948,725	317,194
Profit (loss) sharing in non-consolidated subsidiaries and affiliates		(90,489)	(1,118,176)	1,291,487	1,965,213
Activities related to financing activities:
(Loss) income from foreign exchange fluctuations		(2,303,024)	(28,458,699)	(18,449,352)	94,227,572
Derivative financial instrument valuation effect		153,412	1,895,731	(9,963,741)	2,319,164
Interest expense		3,213,044	39,703,900	49,417,938	52,116,039

		59,357,926	733,491,830	567,772,534	900,518,240
Funds (used in) provided by operating activities:
Derivative financial instruments		(154,374)	(1,907,617)	826,910	(7,934,837)
Accounts and notes receivable		474,868	5,867,995	(9,102,301)	17,876,029
Inventories		(91,808)	(1,134,480)	28,568,496	27,671,560
Other assets		(145,299)	(1,795,472)	11,319,820	(13,504,232)
Accounts payable and accrued expenses		(160,936)	(1,988,703)	3,620,326	(4,172,038)
Taxes paid		(52,603,608)	(650,028,049)	(514,852,268)	(901,622,648)
Suppliers		(1,602,582)	(19,803,272)	27,895,940	243,426
Reserve for sundry creditors and others		968,603	11,969,122	7,147,081	4,909,986
Reserve for employee benefits		6,891,919	85,164,131	81,117,391	90,650,645
Deferred taxes		22,873	282,641	(106,858)	624,485

Net cash flows from operating activities		12,957,582	160,118,126	204,207,071	115,260,616

Investing activities:
Acquisition of property, plant and equipment		(14,937,524)	(184,584,476)	(213,232,138)	(132,091,650)

Net cash flows from investing activities		(14,937,524)	(184,584,476)	(213,232,138)	(132,091,650)

Cash flow to be obtained from financing activities		(1,979,942)	(24,466,350)	(9,025,067)	(16,831,034)

Financing activities:
Increase in equity from the Mexican Government		10	122	467,210	35,457,462
Loans obtained from financial institutions		19,088,778	235,881,933	160,177,586	82,250,821
Debt payments, principal only		(15,950,220)	(197,098,458)	(99,607,497)	(76,924,342)
Interest paid		(3,133,630)	(38,722,581)	(49,073,057)	(54,916,629)

Net cash flows from financing activities		4,938	61,016	11,964,242	(14,132,688)

Net (decrease) increase in cash and cash equivalents		(1,975,004)	(24,405,334)	2,939,175	(30,963,722)
Effects of change in cash value		(143,068)	(1,767,903)	(2,060,116)	6,989,164
Cash and cash equivalents at the beginning of the year		12,928,625	159,760,316	158,881,257	182,855,815

Cash and cash equivalents at the end of the year (Note 3(z))	U.S. $	10,810,553	Ps. 133,587,079	Ps. 159,760,316	Ps. 158,881,257

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 1—APPROVAL:

On April 8, 2011, the consolidated financial statements under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “Mexican FRS” or “NIFs”) and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the “Board”), where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

Petróleos Mexicanos, the Subsidiary Entities (as defined below) and the Subsidiary Companies (as defined below) are referred to collectively herein as “PEMEX.”

These consolidated financial statements consist of those Mexican FRS consolidated financial statements and notes described above, as supplemented by the accompanying disclosures under accounting principles generally accepted in the United States (“U.S. GAAP”) presented in Notes 21, 22 and 23. The final consolidated financial statements were authorized for issuance herein by Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting, on June 29, 2011, as updated to consider subsequent events, including those related to Notes 16 and 20, through such date.

NOTE 2 —	STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board. Petróleos Mexicanos’ purpose is the exploration, exploitation and other activities mentioned above, as well as the central business management and strategic direction of Mexico’s petroleum industry, in accordance with the Petróleos Mexicanos Law.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities and cannot be delegated or subcontracted, with the exception of those performed by Pemex-Petrochemicals.

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

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein, will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

On November 28, 2008, amendments to the following laws were published in the Diario Oficial de la Federación (Official Gazette of the Federation); these amendments did not affect the financial information presented in accordance with Mexican FRS:

•

Changes in the structure of the Board of Directors, the development of specific contracting procedures for substantive production activities, increased flexibility to invest excess funds generated through surplus income, a differentiated fiscal regime that considers the complexity of crude oil and natural gas fields and the ability to issue bonos ciudadanos (Citizen Bonds).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•	Amendments to the Federal Law of Budget and Fiscal Accountability, the main implications of which were the following:

a)	Elimination of the Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or “PIDIREGAS”) legal framework. Since January 1, 2009, Norma Específica de Información Financiera Gubernamental para el Sector Paraestatal (Specific Standard for Governmental Financial Information of the State-owned Sector, or “NEIFGSP”) 009 (“NEIFGSP 009”) was declared ineffective. As a result, PEMEX was required to recognize immediately the investments and related liabilities for PIDIREGAS, thereby eliminating one of the principal differences between NEIFGSP and Mexican FRS.

b)	As of January 31, 2009, PEMEX recognized as direct public debt, for accounting and budgeting purposes, all financings relating to PIDIREGAS.

As of December 31, 2009, only for NEIFGSP purposes, PEMEX formally recognized, as direct public debt, all obligations derived from PIDIREGAS-related financings that had been entered into by the Pemex Project Funding Master Trust (the “Master Trust”) and Fideicomiso Irrevocable de Administración F/163 (“Fideicomiso F/163”).

In September 2009, new regulations to the Regulations to the Petróleos Mexicanos Law and to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, or the “Regulations”) were published. They regulate the application of the Petróleos Mexicanos Law and the oversight of Petróleos Mexicanos and its Subsidiary Entities, as well as their relationship with the Mexican Government, respectively.

In addition, on September 4, 2009, the Board approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the internal regulations and powers of the Board. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009 and was updated on August 9, 2010.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed in the same way as any other private corporations, subject to the laws and regulations of their respective jurisdictions.

The “Subsidiary Companies” are defined as (a) those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and effective control, (b) the Master Trust, a Delaware statutory trust, (c) Fideicomiso F/163, a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) until 2009, RepCon Lux, S.A. (“RepCon Lux”), a Luxembourg finance vehicle whose debt was guaranteed by Petróleos Mexicanos, and (e) Pemex Finance, Ltd. (see Note 3(b)).

“Non-consolidated subsidiary companies,” as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment and does not have effective control.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

References in these consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refer to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

These financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated balance sheets, the consolidated statements of operations, the consolidated statements of changes in equity and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México (the Mexican central bank) and the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) at December 31, 2010 of 12.3571 pesos per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

In accordance with FRS B-3, “Statement of Operations,” PEMEX classifies ordinary costs and expenses based on their function. In addition, since PEMEX is an industrial entity, PEMEX’s ordinary costs and expenses are classified in order to present its gross income margin.

Adoption of IFRS

Beginning with the fiscal year starting January 1, 2012, Mexican issuers with securities registered in the Registro Nacional de Valores (National Securities Registry) of the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or “CNBV”) must adopt International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). PEMEX will adopt IFRS as of January 1, 2012 and will present its financial information under IFRS for annual and interim periods beginning on or after January 1, 2011 (which will be considered PEMEX’s “transition date” to IFRS) for comparability purposes.

In order for PEMEX to successfully implement IFRS in accordance with the timing described above, as established by the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (General provisions applicable to securities issuers and other stock market participants), PEMEX is in the process of carrying out certain activities related to its adoption of IFRS, including adapting its processes and training its personnel.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The principal effects identified as of this date in connection with PEMEX’s adoption of IFRS are those related to the valuation of fixed assets and inventory. PEMEX is in the process of identifying and segregating fixed assets by component and is working with technicians that specialize in the management and maintenance of fixed assets, in order to carry out the technical studies necessary to establish their values and useful lives for purposes of depreciation, pursuant to the provisions of IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) and International Accounting Standard (“IAS”) 16 “Property, Plant and Equipment” (“IAS 16”). The classification of and assignment of useful lives and values to PEMEX’s plant and equipment is a complex process, given the nature and extent of its fixed assets.

In determining the amounts relating to estimates and projections, PEMEX will consider the facts and assumptions that were available as of December 31, 2010 and were considered in creating estimates and provisions under Mexican FRS to calculate estimates under IFRS.

In preparing its consolidated financial statements under IFRS, PEMEX will apply all the mandatory exceptions and certain optional exemptions from retrospective application of these standards. The following is a discussion of certain exemptions.

Exceptions and Exemptions for First-Time Adopters of IFRS

IFRS 1 Annex B “Exemptions for previously recognized financial instruments”

PEMEX is evaluating whether to apply hedge accounting as of its transition date to IFRS for derivatives that meet the conditions of IAS 39 “Financial Instruments: Recognition and Measurement Hedge Accounting” to recognize such instruments as either fair value or cash flow hedges. In the event that PEMEX applies hedge accounting, it will do so prospectively.

With respect to embedded derivatives, PEMEX is in the process of reviewing its commercial contracts to assess whether any of those contain embedded derivatives that are required under IFRS to be bifurcated from the host contract and recognized in PEMEX’s financial statements. It is possible that the review of these contracts may result in some accounting effects on PEMEX.

IFRS 1 Annex C “Exemptions for business combinations”

PEMEX is performing the necessary analysis to determine whether to implement this exemption.

IFRS 1 Annex D “Exemptions from other IFRS”

Insurance contracts

One of PEMEX’s subsidiaries conducts reinsurance activities, to which IFRS 4 “Insurance Contracts” will apply. When applying this IFRS for the first time, PEMEX will apply the exemption from the requirement that it disclose claims from the last five years. However, PEMEX will not exercise the option to reclassify financial instruments measured at fair value.

Assumed cost

PEMEX has decided that the following assets will be measured at fair value for purposes of setting their deemed cost:

•	plants and drilling equipment;

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•	pipelines; and

•	marine platforms.

Depreciation expense for the year for these assets will be recalculated on the basis of deemed cost according to the estimated useful lives assigned to their different components, considering residual value, as applicable. The parameterization of the system will be based on the total estimated useful life for purposes of prospective calculation.

Borrowing costs will not be capitalized for assets measured at fair value at the transition date to IFRS; rather, they will be capitalized prospectively.

The following assets will be valued at their restated value under Mexican FRS:

•	wells;

•	buildings;

•	land;

•	furniture and equipment; and

•	transportation equipment.

In the case of costs of oil and gas production and development assets, PEMEX will utilize the option that allows it to recognize such assets according to the method used under Mexican FRS.

Depreciation expense for the year for these assets will be recalculated according to the estimated useful lives assigned to their different components, considering the residual value, as appropriate. In the case of significant amounts of depreciation expense, such amounts will be adjusted against accumulated earnings as of the transition date.

Finally, PEMEX will test all assets for impairment pursuant to the provisions of IAS 36 “Impairment of Assets.”

Leases

PEMEX is conducting analyses of its service contracts in light of the IFRS Interpretations Committee’s (“IFRIC”) Update 4 “Determining Whether an Arrangement Contains a Lease” to determine if any of PEMEX’s contracts or agreements contain leases. In cases where PEMEX detects a contract containing a lease, it will proceed to determine whether it is a capitalizable lease or an operating lease pursuant to the recognition rules under IAS 17 “Leases.”

Employee benefits

PEMEX will utilize the option under IFRS 1 to recognize all actuarial losses and gains as of the transition date in the accumulated financial results. This option will apply to all employee benefit plans.

Accumulated currency translation effect

PEMEX will utilize the option to deem conversion differences to be zero, carrying them over to the accumulated financial results.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Fair value measurement of financial assets or liabilities at initial recognition

The option proposed for the recognition of initial gains or loss is not applicable to PEMEX. Should PEMEX realize such gains, it will recognize them prospectively.

Asset retirement liabilities included in the cost of property, plant and equipment

PEMEX is analyzing the applicable laws and regulations that apply in this matter. To the extent necessary, PEMEX will calculate capitalizable amounts and accumulated depreciation at the transition date in order to make use of this option.

Borrowing costs

Capitalization of borrowing costs will be performed prospectively.

Transfer of assets from customers

The application of IFRIC 18 “Transfers of Assets from Customers” will be performed prospectively from January 1, 2010.

Newly Recognized Concepts under IFRS

In applying IFRS for the first time from a transition date of January 1, 2011, PEMEX expects to recognize the following concepts under IFRS that have not previously appeared in its financial statements prepared under Mexican FRS:

•	recognition of internally generated intangible assets (including websites) of definite and indefinite life, and corresponding amortization;

•	other capital items (residual); and

•	valuation effects of derivative financial instruments in equity.

Moreover, in issuing its financial statements under IFRS, accounting for certain assets, liabilities and/or capital components will be discontinued or reclassified as follows:

•

the minimum amounts of inventory required to operate pipelines (known as empaquetados or packaged equipment) that are currently accounted for as inventory will be treated as long-lived assets under IAS 16;

•	effects of hedge accounting will be recognized in equity;

•	some tools may be reclassified from inventory to fixed assets;

•

termination benefits recorded based on actuarial calculation will be carried over to the accumulated financial results and recorded prospectively, pursuant to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”; and

•	discounts received and penalties incurred will affect the value of fixed assets and will no longer be recorded as other income or loss in the financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

In PEMEX’s financial statements under Mexican FRS, it has applied on a supplemental basis, as required by FRS A-8 “Supplemental Application,” the guidelines of ASC 932 “Successful Efforts Method” in the accounting treatment of costs of exploration and development of wells. This is because IFRS, before the issuance of IFRS 6 “Exploration for and Evaluation of Mineral Resources,” contained no explicit rules for the accounting treatment of such activities.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

(a)	Effects of inflation on the financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the balance sheet date, and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México. Cumulative inflation for the last three years, including the reporting year, and the indices used in calculating inflation, are as follows:

December 31,	NCPI	Inflation
		For the year	3-year accumulated
2010	144.6390	4.40%	15.19%
2009	138.5410	3.57%	14.48%
2008	133.7610	6.52%	15.01%

(b)	Consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities (SPEs). All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the audited financial statements of the Subsidiary Entities and Subsidiary Companies as of December 31, 2010 and 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Master Trust; Fideicomiso F/163(1); RepCon Lux(2) and Pemex Finance, Ltd.

(c)	Translation of foreign currency financial statements

The financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year-end and the inflation index of the country of origin, depending on whether the inflation comes from a non-inflationary or an inflationary economy.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, in accordance with FRS C-1, “Cash and Cash Equivalents” (“FRS C-1”). As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result (“CFR”).

Restricted cash and cash equivalents is comprised of excess revenues provided by the Mexican Government to Petróleos Mexicanos pursuant to article 19, fraction IV, clause c) of the Ley de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), which may only be used for infrastructure related projects. These excess revenues, which increased our equity, were previously recorded in our assets under “Accounts, notes receivable and other,” and were reclassified in accordance with FRS C-1 (see Notes 3(z) and 5).

(1)	The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. As discussed in Note 2, amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX’s management. The changes described here have had no impact on the financial information, because the trusts have been consolidated in the Mexican FRS financial statements of PEMEX.
(2)	Historically, PEMEX consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux’s board of directors if such resolutions were against PEMEX’s interest, or related to the issuance of bonds exchangeable for shares of Repsol (see Note 8). The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, the company was formally liquidated. Therefore, since that date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(e)	Accounts, notes receivable and other

Accounts receivable as of December 31, 2010 are reported at fair value, net of provisions for returns and discounts and the allowance for doubtful accounts.

Other receivables include, among other items, the negative IEPS tax pending to be credited, employees and officers, domestic and export customers and tax credits, each of which is recorded at its acquisition value.

(f)	Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs, provided the latter is not higher than the realizable value or less than net realizable value.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the cost of refined and other products, and then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(g) Investment	in shares of non-consolidated subsidiary companies and affiliates

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the unaudited financial statements of the issuing companies as of December 31, 2010 and 2009. Other non-consolidated affiliates and subsidiary companies were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method.

(h)	Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

In accordance with the FRS D-6, “Capitalization of Comprehensive Financing Result,” during the construction period, the CFR associated with the acquisitions of fixed assets is capitalized as part of the value of assets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33

Plants and drilling equipment	3-5	20-33

Furniture and fixtures	10-25	4-10

Offshore platforms	4	25

Transportation equipment	4-20	5-25

Pipelines	4	25

Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment (see Note 3(i) and Note 9(d)).

(i)	Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal.” PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations (see Note 9(d)).

(j)	Exploration and drilling costs and specific oil-field exploration and depletion of reserves

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) “Extractive Activities—Oil and Gas” issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry. PEMEX considers that ASC 932 provides the best methodology for recognizing the capitalized costs in the exploration and drilling of wells and allows PEMEX’s information to be comparable with that of other international companies. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

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

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating any cross formations in the perforation that contain oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. All estimations are based on the useful lives of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well’s value, and amortized according to its useful life (see Note 9(c)).

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

ii.	Plan amendments and actuarial gains and losses for the period, over the employees’ average remaining years of employment.

•	Termination benefits:

i.	Initial transition liability and plan amendments, over a maximum of five years.

ii.	Salary increases due to promotions, over a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.

As of December 31, 2010, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 12 years. PEMEX has incorporated the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

(n)	Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations,” issued by the Mexican Institute of Public Accountants, A.C., which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, of derivative financial instruments (“DFIs”) for trading and hedging purposes and embedded derivatives.

As of December 31, 2010 and 2009, the DFIs recognized in the balance sheet were valued at their fair value, in accordance with the provisions of Bulletin C-10 (see Note 11). Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are designated as hedges are recorded using cash flow or fair value hedge accounting, as established in Bulletin C-10.

(o)	Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of liability, equity or both, are recorded at the time of issuance as a liability, equity or both, depending on their components.

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

The periodic valuation of debt financial instruments is calculated by considering an instrument’s notional amount, its accrued interest and by amortizing the instrument’s premium or discount during each period throughout the life of an instrument.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(q)	Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency, if the functional currency of a foreign subsidiary is different than its recording currency (see Note 3(c)).

(r)	Surplus in the restatement of equity

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

(s)	Taxes and federal duties

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

(t)	Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(u)	Revenue recognition

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

(v)	Comprehensive result

Comprehensive result represents the sum of net loss for the period plus the currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions. Until December 31, 2007, comprehensive result also included the effects of inflation restatement of equity on the basis of NCPI factors.

(w)	Comprehensive financing result

The CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and minus any portion of the comprehensive financing result that is capitalized (see Notes 9 and 11).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

(x)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

(y)	Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the rate of the tax on crude oil and natural gas production to the temporary differences between the book and the tax values of assets and liabilities at the date of the consolidated financial statements. Deferred taxes on crude oil and natural gas production are derived mainly from customer advances, supplies and fixed assets (see Note 18).

(z)	Accounting changes and reclassifications

The new FRS and the interpretations and revisions mentioned below, issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Board for Research and Development of Financial Reporting Standards, or the CINIF), became effective for fiscal years beginning on or after January 1, 2010, with the respective prospective or retrospective application noted in each case.

(a)	Revision to paragraph 3 of Bulletin C-3, “Accounts Receivable”—Effective on and after January 1, 2010, and applicable retrospectively. The revised paragraph provides that the realizable value of long-term accounts receivable must be quantified at present value.

The adoption of this FRS, as of January 1, 2010, had no material effects.

(b)	2010 FRS Revisions—In December 2009, the CINIF issued the document referred to as “2010 FRS Revisions” setting forth the following accounting changes:

•

FRS B-1, “Accounting Changes and Error Corrections”—Disclosures are added to financial statements in case of an accounting change or an error correction reflected in the accompanying financial statements.

•

FRS B-2, “Statement of Cash Flows”—Unrealized accrued foreign exchange fluctuations and the effects of fair value recognition are excluded from the cash balance on the statement of cash flows. Additionally, the concept “Adjustment to cash flow from foreign exchange fluctuations and inflation levels” is changed to “Effects of changes in cash value,” and now includes effects from translation, inflation, foreign exchange fluctuations and fair value of cash balances.

•

FRS C-7, “Investments in Affiliates and Other Permanent Investments”—Capital contributions by the holding company to an affiliate that increase its equity percentage are to be recognized based on the net fair value of identifiable assets and liabilities. For that purpose, the valuation must be in proportion to the increase. The changes resulting from the application of this revision are recognized prospectively beginning January 1, 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(c)	FRS C-1, “Cash and Cash Equivalents”—FRS C-1 supersedes Bulletin C-1, “Cash” and is effective beginning January 1, 2010. The principal changes with respect to the superseded Bulletin include the following:

•	FRS C-1 requires the presentation of restricted cash and cash equivalents under the line item “Cash and cash equivalents” on the balance sheet.

•	The term “demand temporary investment” is replaced by “available on-demand investments.”

•	To be identified as an available on-demand investment, the investments should be highly liquid (original maturities of three months or less).

•	FRS C-1 includes definitions of the terms acquisition cost, cash equivalents, restricted cash and cash equivalents, available on-demand investments, net realizable value, nominal value and fair value.

Accounting changes resulting from the initial application of this standard were recognized retrospectively, affecting PEMEX’s consolidated financial statements for the fiscal year ended December 31, 2009 as follows:

	Previously reported amounts	Accounting change	Adjusted amounts
Cash and cash equivalents	128,179,628	31,580,688	159,760,316
Accounts, notes receivable and other	158,336,065	(31,580,688)	126,755,377

These accounting changes were recognized retrospectively in each of the statements of cash flows for the years ended December 31, 2009 and 2008.

(d)	Reclassifications—PEMEX’s consolidated financial statements as of December 31, 2009 and 2008 have been reclassified in certain accounts related to the presentation of the statements of changes in equity and the statements of cash flows with the purpose of making them comparable with the consolidated financial statements as of December 31, 2010.

The main reclassifications were as follows:

	2009
	Previously reported amounts	Reclassification	Reclassified amounts
Income before taxes and duties	458,428,302	(6,457,262)	451,971,040
Net cash flows from operating activities	173,137,923	31,069,148	204,207,071
Net cash flows from investing activities	(214,966,048)	1,733,910	(213,232,138)
Net cash flows from financing activities	55,783,358	(43,819,116)	11,964,242

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2008
	Previously reported amounts	Reclassification	Reclassified amounts
Income before taxes and duties	536,298,843	123,326,517	659,625,360
Net cash flows from operating activities	34,217,670	81,042,946	115,260,616
Net cash flows from investing activities	(140,773,856)	8,682,206	(132,091,650)
Net cash flows from financing activities	49,783,341	(63,916,029)	14,132,688

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2010 and 2009, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency (thousands)			Year-end exchange rate	Amounts in pesos
	Assets	Liabilities	Net liability position
2010:(1)
U.S. dollars	14,175,680	(39,156,937)	(24,981,257)	12.3571	Ps. (308,695,891)
Japanese yen	—	(190,574,762)	(190,574,762)	0.1526	(29,081,709)
Pounds sterling	3,380	(769,079)	(765,699)	19.3463	(14,813,443)
Euros	38,819	(3,721,879)	(3,683,060)	16.5733	(61,040,458)
Swiss francs	506,316	(1,008,516)	(502,200)	13.2757	(6,667,057)
Canadian dollars	79	(5,597)	(5,518)	12.4354	(68,619)

Total liability position, before foreign currency hedging					Ps. (420,367,177)

	Amounts in foreign currency (thousands)			Year-end exchange rate	Amounts in pesos
	Assets	Liabilities	Net liability position
2009:(1)
U.S. dollars	9,906,510	(28,261,566)	(18,355,056)	13.0587	Ps. (239,693,170)
Japanese yen	10,424	(217,419,399)	(217,408,975)	0.1404	(30,524,220)
Pounds sterling	7,294	(773,764)	(766,470)	21.0859	(16,161,710)
Euros	29,152	(4,464,617)	(4,435,465)	18.7353	(83,099,767)
Swiss francs	356,632	(707,705)	(351,073)	12.6378	(4,436,790)
Canadian dollars	—	(14,418)	(14,418)	12.4665	(179,742)

Total liability position, before foreign currency hedging					Ps. (374,095,399)

(1)	As of December 31, 2010 and 2009, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, 2010 and 2009, cash and cash equivalents were as follows:

	2010	2009
Cash on hand and in banks	Ps. 110,579,933	Ps. 97,387,736
Marketable securities	20,720,919	30,791,892
Restricted cash and cash equivalents(1)	2,286,227	31,580,688

	Ps. 133,587,079	Ps. 159,760,316

(1)	In 2004, Petróleos Mexicanos signed an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the “Trade Commission Funds”) with Banco Santander, S.A. as agent in order to manage certain funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities in accordance with the Ley de Ingresos de la Federación (Federal Revenues Law). These funds, which may be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals, increase the equity of Petróleos Mexicanos and the Subsidiary Entities. Pursuant to new FRS C-1, restricted cash and cash equivalents, which consists of the Trade Commission Funds, is now presented under the line item Cash and cash equivalents on PEMEX’s balance sheet (see Notes 3(d) and 3(z)).

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2010 and 2009, accounts and notes receivable and other receivables were as follows:

	2010	2009
Domestic customers	Ps. 35,412,605	Ps. 38,142,868
Export customers	39,398,026	39,082,063
Negative IEPS Tax pending to be credited (Note 18)	6,031,103	10,711,206
Employees and officers	4,525,102	4,476,052
Tax credits	10,554,474	9,478,236
Sundry debtors	26,270,216	25,805,349
Other accounts receivable	252,710	414,452

	122,444,236	128,110,226
Less allowance for doubtful accounts	1,556,853	1,354,849

	Ps. 120,887,383	Ps. 126,755,377

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 7—INVENTORIES:

As of December 31, 2010 and 2009, inventories were as follows:

	2010	2009
Crude oil, refined products, derivatives and petrochemical products	Ps. 32,738,370	Ps. 31,878,174
Materials and supplies in stock	5,862,570	6,382,505
Materials and products in transit	220,479	107,735

	38,821,419	38,368,414
Less allowance for slow-moving and obsolete inventory	783,859	1,465,334

	Ps. 38,037,560	Ps. 36,903,080

NOTE 8—	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:

The investments in shares of non-consolidated subsidiaries, affiliates and others were as follows:

	Percentage of Investment		Carrying value as of December 31,
Subsidiaries and affiliates shares(1):			2010		2009
Deer Park Refining Limited(2)		50.00%		Ps. 6,749,298		Ps. 6,081,339
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		100.00%		1,436,613		1,384,753
Other—Net		Various		2,930,169		2,296,309

Total investments				Ps. 11,116,080		Ps. 9,762,401

	For the year ended December 31,
Profit sharing in subsidiaries and affiliates:	2010		2009		2008
Repsol YPF, S.A.(1)	Ps.	—	Ps.	—	Ps.	(3,780,783)
Deer Park Refining Limited(2)		923,129		(1,363,510)		1,748,582
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		51,859		72,023		66,988
Other—Net		143,188		—		—

Total profit sharing	Ps.	1,118,176	Ps.	(1,291,487)	Ps.	(1,965,213)

(1)	As of December 31, 2007, the investment in Repsol YPF, S.A. (“Repsol”) consisted of 59,884,453 shares. On September 24, 2008, RepCon Lux announced the early redemption of its bonds exchangeable for Repsol shares, exercising its right of redemption in cash to certain holders. For such purpose, the equivalent shares were sold in the market through financial institutions. However, the majority of the holders chose to exchange their bonds for shares prior to the date of the settlement, which occurred on October 24, 2008. Considering that holders had the right to exchange their bonds for shares as settlement, the intrinsic value of the bonds at the time of the redemption proved substantially equivalent to the value of the Repsol shares.

To retain the economic and voting rights of 58,679,800 Repsol shares, or approximately 4.81% of Repsol’s share capital, PEMEX entered into equity swaps with financial institutions obtaining the economic and voting rights of 58,679,799 shares; PEMEX holds the remaining Repsol share through PMI-SES (see Note 11(v)).
(2)	PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2010, 2009 and 2008, PEMEX recorded Ps. 923,129, Ps. (1,363,510) and Ps. 1,748,582 of profit and (loss), respectively, related to its investment in the joint venture, which has been recorded under “profit sharing in non-consolidated subsidiaries, affiliates and others” in the statement of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 9—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2010 and 2009, the components of properties, plant and equipment were as follows:

	2010	2009
Plants	Ps. 444,200,140	Ps. 423,699,655
Drilling equipment	25,898,978	25,713,299
Pipelines	317,133,853	308,025,098
Wells	777,424,205	678,534,523
Buildings	57,466,793	55,713,561
Offshore platforms	205,535,391	189,729,704
Furniture and equipment	41,488,695	39,587,111
Transportation equipment	18,493,198	18,437,580

	1,887,641,253	1,739,440,531
Less: Accumulated depreciation and amortization	997,414,572	924,133,494

Net value	890,226,681	815,307,037
Land	41,241,296	39,696,349
Construction in progress	128,813,942	111,552,872
Fixed assets to be disposed of	1,105,982	1,035,242

Total	Ps. 1,061,387,901	Ps. 967,591,500

a.	As of December 31, 2010 and 2009, the CFR identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 564,691 and Ps. 2,054,190, respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2010, 2009 and 2008, recognized in operating costs, was Ps. 96,481,781, Ps. 76,890,687 and Ps. 89,840,495, respectively, which includes amortization costs related to dismantlement and abandonment of wells for the years ended December 31, 2010, 2009 and 2008 of Ps. 1,495,310, Ps. 1,648,884 and Ps. 2,144,911, respectively.

c.	As of December 31, 2010 and 2009, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 37,698,629 and Ps. 24,488,953, respectively.

d.	For the years ended December 31, 2010, 2009 and 2008, an impairment loss of Ps. 9,958,603, Ps. 1,731,229 and Ps. 107,203, respectively, was recorded in other revenues-net. As of December 31, 2010 and 2009, PEMEX recognized cumulative impairment credits in the value of long-lived assets amounting to Ps. 26,175,784 and Ps. 16,217,180, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 10—DEBT:

Under the Ley General de Deuda Pública (General Law of Public Debt), the SHCP authorizes Mexican Government entities, including Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must be observed in each case.

During 2010, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2010, Petróleos Mexicanos obtained U.S. $2,996,922 in nominal terms in loans made or guaranteed by export credit agencies.

b.	On January 7, 2010, Petróleos Mexicanos obtained, in the domestic market, a direct credit line of Ps. 3,750,000 at a variable rate; the loan matures in September 2011.

c.	On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.00% Notes due 2020 under its Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d.	On February 8, 2010, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 14,999,999 of publicly traded notes in three tranches: one at a variable rate for Ps. 7,959,779, which matures in 2015; the second at a variable rate for Ps. 5,000,000, which matures in 2020; and the third at a fixed rate of 4.2% for 465,236 Unidaded de Inversión (UDIs), at an exchange rate of 4.385347 pesos per UDI, which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

e.	On February 26, 2010, Petróleos Mexicanos issued CHF 150,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

f.	On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999 of publicly traded notes in three tranches: one at a variable rate for Ps. 8,500,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000, which matures in 2020 (a reopening of a fixed rate tranche issued in February 2010); and the third at a fixed rate of 4.2% for 337,671 UDIs, at an exchange rate of 4.442195 pesos per UDI, which matures in 2020 (a reopening of a fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

g.	On June 24, 2010, Petróleos Mexicanos obtained U.S. $990,000 from the revolving credit line it entered in 2007 with a syndicate of commercial banks.

h.	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000 of its 5.50% Notes due 2021 under its Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

i.	On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.625% Notes due 2035 under its Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. These notes are a reopening of the notes issued on June 8, 2005.

j.	On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000 of its 6.625% Perpetual Bonds under its Medium-Term Notes Program, Series C. The bonds are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

k.	On October 20, 2010, Petróleos Mexicanos issued an additional U.S. $250,000 of its 6.625% Perpetual Bonds under its Medium-Term Notes Program, Series C, through a reopening of the bonds issued on September 28, 2010.

l.	On November 18, 2010, Petróleos Mexicanos obtained a syndicated credit line for U.S. $2,000,000 bearing interest at a variable rate and with a final maturity in 2016. As of December 10, 2010, Petróleos Mexicanos had utilized the full amount of this credit facility.

m.	In January 2010, PMI Trading obtained a syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000 credit line is to finance the trading activities of PMI Trading. During 2010, PMI Trading borrowed and repaid an aggregate amount of U.S. $4,885,000 under this facility, although no more than U.S. $450,000 was outstanding at any time. As of December 31, 2010, no debt was outstanding under this credit line.

n.	On November 18, 2010, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to the London Interbank Offered Rate (“LIBOR”). The facility matures in 2013 and can be extended twice for a period of one year per extension with the agreement of the lenders. As of December 31, 2010, Petróleos Mexicanos had not withdrawn any funds under this credit facility.

During 2009, the significant financing activities of PEMEX were as follows:

a.	During the period from January 1 to December 31, 2009, Petróleos Mexicanos obtained U.S. $1,350,000 in nominal terms in loans made or guaranteed by export credit agencies.

b.	On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under a syndicated revolving credit line, which it entered into on September 7, 2007.

c.	On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of its 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

d.	On March 26, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 2,500,000 at the Tasa de Interés Interbancaria de Equilibrio (Mexican Interbank Exchange Rate, or “TIIE”), plus 200 basis points; the loan matured in March 2010.

e.	On April 3, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,000,000 and three-year maturity and the other at a fixed rate for Ps. 4,000,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.

f.	On May 22, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000 and three-year maturity and the other at a fixed rate for Ps. 3,500,000 and seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.

g.	On June 2, 2009, Petróleos Mexicanos issued £350,000 of its 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

h.	On June 18, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,750,000 at a floating rate; the loan matures in June 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

i.	On June 26, 2009, Petróleos Mexicanos borrowed U.S. $6,000 under the syndicated revolving credit facility established on September 7, 2007.

j.	On July 29, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 6,700,000, which matures in January 2011.

k.	On August 17, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 5,000,000, which matures in July 2014.

l.	On August 18, 2009, Petróleos Mexicanos issued €200,000 of its 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

m.	On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000 of its 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

n.	On September 30, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for Ps. 3,750,000, which matures in September 2011. The payment was advanced on December 30, 2009.

o.	On October 8, 2009, Petróleos Mexicanos issued €1,000,000 of its 5.5% Notes due 2017; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

p.	On October 13, 2009, Petróleos Mexicanos issued CHF 350,000 of its 3.5% Notes due 2014; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Notes Program, Series C.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

•	the sale of substantial assets essential for the continued operations of its business;

•	the incurrence of liens against its assets; and

•	transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2010 and 2009, PEMEX was in compliance with the covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2010 and 2009, long-term debt was as follows:

	Rate of Interest(1)	Maturity	December 31, 2010		December 31, 2009
			Pesos (thousands)	Foreign currency (thousands)	Pesos (thousands)	Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2038 and perpetual	Ps.199,274,719	16,126,334	Ps.196,358,358	15,036,593
Purchasing loans and project financing	LIBOR plus 0.125% to 0.5% Fixed from 3.27% to 6.64% and LIBOR plus 0.01% to 1.71%	Various to 2020	111,907,372	9,056,119	96,418,120	7,383,439
Direct loans	Fixed from 5.44% to 8.3% and LIBOR plus 1.9%	Various to 2018	2,224,278	180,000	4,261,246	326,315
Syndicated loans	LIBOR plus 0.325% to 1.5%	Various to 2016	77,231,875	6,250,000	55,499,475	4,250,000
Bank loans	Fixed 1.95%	Various to 2018	—	—	2,611,740	200,000
Financial leases(3)	Fixed from 7.96% to 8.0%	2019	3,345,720	270,753	3,826,822	293,048

Total financing in U.S. dollars			393,983,964	31,883,206	358,975,761	27,489,395

Euro:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	58,835,215	3,550,000	80,561,790	4,300,000
Project financing	Fixed 2%	2016	3,155	190	4,559	243

Total financing in Euro			58,838,370	3,550,190	80,566,349	4,300,243

Pesos:
Certificados bursátiles (debt securities)	Cetes plus 0.35% to 0.57%, TIIE less 0.07%, and Fixed from 9.1% to 9.91%	Various to 2020	83,947,180		76,172,000
Direct loans	Fixed from 10.55% to 11% and TIIE plus 0.225% to 2.4%	Various to 2014	28,050,000		31,950,000

Total financing in pesos			111,997,180		108,122,000	.

Japanese yen:
Direct loans	LIBOR yen plus 0.5% to 0.71%	Various to 2014	6,393,940	41,900,000	5,882,760	41,900,000
Bonds	Fixed 3.5% and LIBOR yen plus 0.75%	Various to 2023	14,344,400	94,000,000	13,197,600	94,000,000
Project financing	Fixed 2.9079% and Prime Rate yen plus 0.56%	Various to 2017	8,250,194	54,064,178	9,843,306	70,109,017
Bank loans	LIBOR yen plus 0.32%	2009	—	—	1,503,947	10,711,873

Total financing in yen			28,988,534	189,964,178	30,427,613	216,720,890
Unidades de Inversión Certificados Bursátiles	TIIE plus 4.2%	Various to 2020	17,726,749		13,512,998

Other currency:
Bonds	Fixed from 3.5% to 8.25%	Various to 2022	21,147,577		20,237,655

Total principal in pesos(2)			632,682,374		611,842,376
Plus: Accrued interest			7,389,746		6,728,300
Notes payable to contractors(4)			24,653,294		13,288,082

Total principal and interest			664,725,414		631,858,758
Less: Short-term maturities			70,781,637		90,550,672
Current portion of notes payable to contractors			11,383,234		5,321,352
Accrued interest			7,389,746		6,728,300

Total short-term debt			89,554,617		102,600,324

Long-term debt			Ps.575,170,797		Ps.529,258,434

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2011		2012	2013	2014	2015	2016 and thereafter	Total
Maturity of the principal outstanding for each of the years ending December 31,	Ps. 89,554,617	(5)	Ps. 71,789,564	Ps. 70,261,735	Ps. 53,164,093	Ps. 54,133,903	Ps. 325,821,502	Ps. 664,725,414

(1)	As of December 31, 2010 and 2009, the rates were as follows: LIBOR, 0.45594% and 0.42969%, respectively; the prime rate in Japanese yen, 1.475% and 1.475%, respectively; TIIE rate of 4.8750% and 4.9231%, respectively, for 28 days; TIIE rate of 4.96% and 5.1121%, respectively, for 91 days; Cetes rate of 4.45% and 4.51%, respectively, for 28 days; Cetes rate of 4.58% and 4.61%, respectively, for 91 days; Cetes rate of 4.71% and 4.86%, respectively, for 182 days.
(2)	Includes financing from foreign banks of Ps. 498,585,732 and Ps. 467,885,129 as of December 31, 2010 and 2009, respectively.
(3)	During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 10 years. As of December 31, 2010 and 2009, assets acquired through these capital leases were as follows:

	2010	2009
Investment in tankers	Ps. 3,075,142	Ps. 3,075,142
Less accumulated depreciation	267,111	144,105

	Ps. 2,808,031	Ps. 2,931,037

The liabilities relating to the assets listed above are payable in the years following December 31, 2010 as presented below:

Year	Pesos		U.S. dollars
2011	Ps.	549,100	U.S. $ 44,436
2012		549,100	44,436
2013		549,100	44,436
2014		549,100	44,436
2015 and later		2,130,401	172,403

		4,326,801	350,147

Less: Short-term unaccrued interest		211,689	17,131
Less: Long-term unaccrued interest		769,390	62,263

Total capital leases		3,345,722	270,753
Less: Current portion of leases		318,776	25,797

Total long-term capital leases	Ps.	3,026,946	U.S. $244,956

The capital lease interest expense during the years ended December 31, 2010 and 2009 was Ps. 219,257 and Ps. 292,791, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(4)	The total amounts of notes payable to contractors as of December 31, 2010 and 2009, current and long-term, are as follows:

	2010	2009
Total notes payable to contractors(a)(b)	Ps. 24,653,294	Ps. 13,288,082
Less: Current portion of notes payable to contractors	11,383,234	5,321,352

Notes payable to contractors (long-term)	Ps. 13,270,060	Ps. 7,966,730

(a)	PEMEX has Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts, or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2010 and 2009, PEMEX had an outstanding payable amount of Ps. 20,958,659 and Ps. 9,053,726, respectively.
(b)	During 2007, PEMEX-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2010 and 2009, the outstanding balances owing to the contractor were Ps. 3,694,635 (U.S. $298,989) and Ps. 4,234,356 (U.S. $342,255), respectively. In accordance with the contract, the estimated future payments are as follow:

Year	U.S. $
2011	29,477
2012	25,267
2013	25,267
2014	25,267
2015	25,267
2016 and thereafter	168,444

Total	298,989

(5)	Includes accrued interest in the amount of Ps. 7,389,746 as of December 31, 2010.

NOTE 11—FINANCIAL INSTRUMENTS:

PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbons prices in national and international markets.

In order to monitor and manage these market risks, PEMEX has developed policies and guidelines that promote a comprehensive approach to managing such risk, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limit estimates.

PEMEX’s risk management regulations provide that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

PEMEX has a policy of reducing the potential impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing flows related to its liabilities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(i)	Counterparty and credit risk associated with DFIs

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce that risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. PEMEX enters into transactions primarily with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. Additionally, PEMEX maintains a diversified portfolio of counterparties.

Pemex-Gas and Basic Petrochemicals (PGPB) faces additional credit risk due to the DFIs offered to its domestic customers to help them mitigate the risk associated with the volatility of natural gas prices (see paragraph (iv) below). PGPB significantly reduced its credit risk with the changes made during 2009 to PEMEX’s guidelines relating to market risk management.

In order to qualify for these DFIs, PGPB’s customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. These circumstances mean that the credit risk treatment of their DFIs is the same as that of their supply contracts. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit, or other collateral as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised, and if the collateral is not sufficient to cover the fair value in favor to PEMEX, natural gas supply is suspended until the payment is made. PGPB has some outstanding DFIs contracted before October 2, 2009, in which customers are not required to post collateral.

In 2010, the overdue accounts for natural gas of customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of PGPB.

As of December 31, 2010, PGPB had entered into DFIs with 84 of its customers, of which 72 are industrial customers (86%), 11 are distributors (13%) and 1 belongs to both customer categories (1%). Of the total traded volume of DFIs (MMBtus), industrial customers represented 42% while distributors represented 57%. The customer belonging to both categories represented 1%.

As of December 31, 2010, PGPB, through its subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs, as compared to U.S. $17,325 having been provided in collateral for such DFIs as of December 31, 2009. The difference between the amounts in 2009 and 2010 is explained by (i) an increase in natural gas prices that diminished the negative fair value with the counterparties, putting the contracts back in compliance with the relevant credit limits; and (ii) as some DFIs reached their maturity date, PGPB used domestic customers’ payments to meet its international obligations.

(ii)	Interest rate risk

PEMEX constantly monitors its exposure to the risk generated by volatility in the various reference interest rates applicable to its outstanding debt, as recognized in the balance sheet. To establish an appropriate proportion of fixed rate instruments in its portfolio, thus reducing its exposure to adverse movements in floating interest rates, PEMEX enters into interest rate swaps associated with its variable-rate debt instruments. Under these swaps, PEMEX makes payments based on a fixed interest rate and receives payments based on a floating rate. LIBOR is the underlying floating rate for U.S. dollar-denominated swaps related to PEMEX’s debt.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(iii)	Foreign exchange rate risk

PEMEX’s functional currency is the Mexican peso. Most of PEMEX’s debt and income is denominated in U.S. dollars and Mexican pesos. Debt denominated in other currencies generates foreign exchange rate exposure that can increase PEMEX’s financing costs. Therefore, PEMEX regularly enters into cross-currency swaps to mitigate the exposure caused by the volatility in the exchange rates of currencies other than the U.S. dollar and the Mexican peso. The parity currencies underlying these swaps are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

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

In addition to supplying natural gas, PGPB enters as counterparty into DFIs on natural gas with its domestic customers, in order to help them mitigate the risk of volatility in natural gas prices. In providing this service, PGPB enters into corresponding DFIs with its subsidiary MGI Supply, Ltd., taking opposite positions to those in its DFIs with customers—thereby mitigating the market risk generated by those DFIs offered to customers. In turn, MGI Supply, Ltd. enters into opposite position DFIs with international counterparties in order to transfer the related price risk. This arrangement allows PGPB to maintain its overall natural risk profile.

Since 2003, PGPB has been required to sell Liquefied Petroleum Gas (“LPG”) under a price system imposed by the Mexican Government. The Mexican Government fixes the sale price of LPG throughout Mexico, with PGPB thereby being exposed to price risk in the geographic areas where it sells imported LPG. During 2009, PGPB mitigated the market risk generated by that exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010, PGPB did not enter into DFI hedges on propane.

(v)	Risks relating to the portfolio of third-party shares

PEMEX retains a synthetic long position (holding) on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over those shares. This is accomplished by using four total return swaps under which PEMEX has the right to receive the total return on the Repsol YPF shares with respect to an exercise price in USD, as well as the dividends and corporate rights relating to those shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol YPF shares and agrees to cover its financial counterparties for any capital losses that those shares may experience in reference to an exercise price, as well as to make payments at a fixed interest rate. Additionally, two of these DFIs include structures composed of combinations of options, consisting in each case of one short call and one long put spread, the premiums of which were paid out by transferring EUR 0.50 cents per share, annually. The aforementioned DFIs have maturities between March and October 2011. As of December 31, 2010 and 2009, the share price for the related Repsol YPF shares was U.S. $27.94 and U.S. $26.66, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(vi)	Fair value of DFIs

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX’s DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX’s DFI portfolio come from widely recognized price providers and do not require special adjustments or conversions.

(vii)	Embedded derivatives due to a non-functional currency component

As of December 31, 2010 and 2009, in accordance with Bulletin C-10, PEMEX recognized the potential existence of embedded derivatives included in the terms of its contracts, including contracts structured as financial instruments (debt instruments or capital instruments) recognized in the balance sheet and agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments, which are not recognized in the balance sheet. These contracts were entered into by PEMEX in foreign currencies different from the functional currency of PEMEX and/or its counterparties and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

(viii)	Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of Bulletin C-10 for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect CFR.

As of December 31, 2010 and 2009, the net fair value of PEMEX’s DFIs (both those designated as cash flow hedges and those that are not treated as hedges) was Ps. 8,860,754 and Ps. 9,239,778, respectively. During 2010 and 2009, the net fair value of DFIs designated as cash flow hedges was Ps. 231,028 and (Ps. 64,711), respectively, which was recognized under other comprehensive loss.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The following table shows the fair values and the notional amounts of PEMEX’s over-the-counter (“OTC”) DFIs that are designated as cash flow hedges outstanding as of December 31, 2010 and 2009:

		2010		2009
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Swaps	PEMEX pays fixed in U.S. $ and receives floating in 6-month U.S. $ LIBOR.	Ps. —	Ps. —	Ps. 496,328	Ps. (15,097)

	Market	Volume (MMb)	(1)	Volume (MMb)	(1)
Petroleum Products Futures	Exchange Traded	4.93	Ps. (102,493)	7.15	Ps. (338,418)
Petroleum Products Swaps	Exchange Traded	0.32	(4,096)	2.86	(33,989)
Petroleum Products Swaps	OTC	0.55	(9,522)	—	—

			(116,111)		(372,407)

(1)	Fair value amounts include the net value of assets and liabilities associated with DFIs designated as cash flow hedges that are entered into by the Subsidiary Companies; therefore, the sum of the fair value amounts included in the table above and the fair value amounts included in the table that follows may not match the information included in PEMEX’s consolidated financial statements.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective. As a result, in 2010 and 2009 changes in the fair value of these instruments do not have an immediate impact on earnings and instead are recognized as part of equity through other comprehensive income. These changes in fair value are reclassified into earnings at the same time as the hedged item’s cash flows affect earnings. For the years ended December 31, 2010, 2009, and 2008, a net (loss) income of (Ps. 22,987), (Ps. 62,375) and Ps. 1,062,359, respectively, was reclassified from other comprehensive income into earnings as part of CFR. As of December 31, 2010, it is estimated that, in 2011, no amount will be reclassified from other comprehensive income into earnings in the CFR.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The following table shows fair value and notional amounts as of December 31, 2010 and 2009 of PEMEX’s OTC DFIs that were treated for accounting purposes as non-hedges or as entered into for trading purposes:

		2010				2009
DFI	Position	Notional Amount		Fair Value		Notional Amount		Fair Value
Equity Swaps (including options)	PEMEX pays fixed in U.S. $ and receives total return on Repsol YPF shares	Ps.	18,627,271	Ps.	1,720,744	Ps.	19,700,551	Ps.	120,391
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 28-day TIIE + spread in pesos		2,400,000		(136,220)		3,000,000		(218,268)
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the PIP 182 day IRS in pesos		7,500,000		(1,075,533)		7,500,000		(1,161,596)
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI		13,464,756		867,691		13,464,756		607,198
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI		3,540,220		262,226		0		0
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in ¥		9,024,917		3,300,899		12,609,031		2,066,422
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. $ LIBOR + spread and receives floating in 3-month ¥ LIBOR + spread		4,942,840		1,529,826		5,223,480		711,643
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives floating in 6-month ¥ LIBOR + spread		7,474,641		2,889,451		7,899,029		1,326,331
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in euro		57,553,996		(369,052)		74,854,127		5,734,924
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in £		8,434,833		(926,728)		8,913,738		(573,689)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives fixed in £		7,131,134		(8,070)		7,509,405		101,171
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in CHF		5,913,180		669,806		4,424,107		(972)
Natural Gas Swaps	PEMEX receives fixed		(5,847,889)		2,656,871		(14,780,574)		5,038,005
Natural Gas Swaps	PEMEX receives floating		5,752,408		(2,563,670)		14,573,778		(4,840,626)
Natural Gas Options	PEMEX Long Put		91,155		38,935		525,228		149,213
Natural Gas Options	PEMEX Short Put		(91,155)		(38,943)		(523,818)		(148,996)
Natural Gas Options	PEMEX Long Call		987,111		26,925		2,350,803		127,432
Natural Gas Options	PEMEX Short Call		(987,102)		(26,915)		(2,351,140)		(127,244)
Natural Gas Digital Options	PEMEX Long Put		99,198		13,520		340,149		37,441
Natural Gas Digital Options	PEMEX Short Put		(99,198)		(13,525)		(340,149)		(37,472)
Natural Gas Digital Options	PEMEX Long Call		146,033		1		929,201		3,794
Natural Gas Digital Options	PEMEX Short Call		(146,033)		(1)		(932,490)		(3,825)

		Ps.	145,912,316	Ps.	8,818,238	Ps.	164,889,212	Ps.	8,911,277

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The exchange rates as of December 31, 2010 and 2009 were Ps. 12.3571 and Ps. 13.0587 per U.S. dollar, respectively.

For the year ended December 31, 2010, PEMEX recognized a net loss of Ps. 1,236,755 in CFR with respect to DFIs treated as non-hedges, comprised of a charge of Ps. 1,895,731 due to the net effect with respect to changes in the valuation of DFIs treated as non-hedges and a credit of Ps. 658,976 due to income related to PEMEX’s equity swaps related to Repsol shares. For the years ended December 31, 2009 and 2008, PEMEX recognized a net income (loss) of Ps. 9,963,741 and (Ps. 2,319,164), respectively, in CFR with respect to DFIs treated as non-hedges.

NOTE 12—EMPLOYEE BENEFITS:

a.	Pensions, seniority premiums and other post-retirement benefits

PEMEX has established employee non-contributory retirement plans, under which benefits are determined based on employees’ years of service and final salary at their retirement date. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries. PEMEX partially funds its employee benefits through a Mexican trust, the resources of which come from the seniority premium item of the Mexican Government’s budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trust.

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

c.	Cash Flows

Plan contributions and benefits paid were as follows:

	Retirement benefits
	2010	2009
Contribution to the pension plan assets	Ps. 24,760,321	Ps. 20,331,433
Payments charged to the plan assets	25,297,145	22,620,838

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2010 and 2009 were Ps. 4,312,712 and Ps. 4,260,829, respectively. Payments for employment termination before the employees’ retirement age were Ps. 5,489 and Ps. 26,525 in 2010 and 2009, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The cost, obligations and other elements of the pension plan, seniority premium and other post-retirement benefits plans for termination for causes other than restructuring, mentioned in Note 3(m), were determined based on calculations prepared by independent actuaries as of December 31, 2010 and 2009.

The components of net periodic cost for the years ended December 31, 2010 and 2009 are as follows:

	Termination benefits 2010		Retirement benefits 2010		Total 2010
Net periodic cost:
Service cost	Ps.	1,981,137	Ps.	13,935,679	Ps.	15,916,816
Financial cost		2,008,977		70,024,058		72,033,035
Return on plan assets		—		(1,218,398)		(1,218,398)

Prior services cost:
Prior services costs and plan amendments		42,349		4,975,016		5,017,365
Amortization of transition liability		138,090		27,433,654		27,571,744
Actuarial (gain) loss		(12,531,089)		6,224,769		(6,306,320)
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	(8,360,536)	Ps.	122,635,577	Ps.	114,275,041

	Termination benefits 2009		Retirement benefits 2009		Total 2009
Net periodic cost:
Service cost	Ps.	1,271,683	Ps.	11,649,536	Ps.	12,921,219
Financial cost		1,675,982		51,404,121		53,080,103
Return on plan assets				(566,935)		(566,935)

Prior services cost:
Prior services costs and plan amendments		46,365		5,074,381		5,120,746
Amortization of transition liability		134,220		27,337,019		27,471,239
Actuarial losses		9,086,387		(2,721,667)		6,364,720
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	12,214,637	Ps.	93,437,254	Ps.	105,651,891

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The actuarial present value of benefit obligations is as follows:

	Termination benefits 2010	Retirement benefits 2010	Total 2010
Vested benefit obligation value:
Vested benefit obligation acquired	Ps. 23,612,556	Ps. 528,960,315	Ps. 552,572,871

Accumulated defined benefit obligations (“OBD”)	23,612,556	764,939,434	788,551,990
Plan assets at fair value	—	(4,258,340)	(4,258,340)

Defined benefit obligations (“OBD”) fund excess	23,612,556	760,681,094	784,293,650

Prior services not recognized:
Transition liability	(274,818)	(55,068,933)	(55,343,751)
Plan amendments	(90,636)	(49,206,499)	(49,297,135)
Actuarial losses and variances in assumptions	—	(15,766,101)	(15,766,101)
Compensation increase	—	(2,521,598)	(2,521,598)

Total liability recognized in the balance sheet	Ps. 23,247,102	Ps. 638,117,963	Ps. 661,365,065

	Termination benefits 2009	Retirement benefits 2009	Total 2009
Vested benefit obligation value:
Vested benefit obligation acquired	Ps. 32,183,020	Ps. 624,808,332	Ps. 656,991,352

Accumulated defined benefit obligations (“OBD”)	32,183,020	888,542,099	920,725,119
Plan assets at fair value	—	(4,075,779)	(4,075,779)

Defined benefit obligations (“OBD”) fund excess	32,183,020	884,466,320	916,649,340

Prior services not recognized:
Transition liability	(402,668)	(82,011,048)	(82,413,716)
Plan amendments	(159,495)	(54,673,054)	(54,832,549)
Actuarial gains and variances in assumptions	—	(199,419,745)	(199,419,745)
Compensation increase	—	(3,782,396)	(3,782,396)

Total liability recognized in the balance sheet	Ps. 31,620,857	Ps. 544,580,077	Ps. 576,200,934

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services (“Medical Inflation”) are as follows:

Effect	Termination 2010	Retirement 2010	Termination 2009	Retirement 2009
Increase of one point in Medical Inflation:
a) Labor cost of current services	358,988	2,463,292	1,095,522	3,361,428
b) Financial cost	371,457	14,063,586	1,275,829	18,874,905

c) Total	730,445	16,526,878	2,371,351	22,236,333
Variation	12.26%	19.68%	33.19%	45.07%
d) Defined benefit obligations (“OBD”)	4,324,601	164,017,124	15,175,717	223,285,402
Variation	11.96%	21.44%	37.30%	43.75%

Decrease of one point in Medical Inflation:
a) Labor cost of current services	246,604	1,455,987	667,525	1,877,464
b) Financial cost	228,501	9,919,215	690,807	12,800,467

c) Total	475,105	11,375,202	1,358,332	14,677,931
Variation	(26.99%)	(13.50%)	(23.71%)	(34.96%)
d) Defined benefit obligations (“OBD”)	2,729,100	117,762,688	8,260,009	152,492,471
Variation	(29.34%)	(15.40%)	(25.27%)	(33.34%)

Significant assumptions used in determining the net periodic cost of plans are as follows, and are expressed in nominal rates:

	Termination benefits 2010	Retirement benefits 2010	Termination and retirement benefits 2009
Discount rate	8.96%	8.96%	8.75%
Rate of compensation increase (*)	5.10%	5.10%	5.50%
Expected long-term rate of return on plan assets	8.75%	8.75%	8.75%
Employees’ average remaining labor life over which pending amortization items are amortized	N/A	12 years	9 years

(*)	Includes salary increases due to promotions.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

	Retirement benefits
	2010	2009
Type of investment:
Governmental securities	79.1%	69.3%
Fixed rate securities	20.9%	30.7%

Total	100.0%	100.0%

NOTE 13—COMPREHENSIVE LOSS:

Comprehensive loss, presented in the consolidated statement of changes in equity, presents the overall result of PEMEX’s activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net (loss) income for the period—are recognized directly in equity:

	2010	2009	2008
Net loss	Ps. (47,462,608)	Ps. (94,662,018)	Ps. (112,076,444)

Derivative financial instruments	(390,909)	2,532,882	(1,268,722)
Currency translation effect	(1,532,399)	(2,183,412)	6,834,247
Deferred income tax effect	—	—	(3,596)
Effect on equity from employee benefits	—	—	51,759,539

Comprehensive loss for the year	Ps. (49,385,916)	Ps. (94,312,548)	Ps. (54,754,976)

NOTE 14—EQUITY:

Certificates of Contribution “A”—permanent equity

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

Amount
Certificates of Contribution “A”	Ps. 10,222,463
Inflation restatement increase through December 31, 2007	86,735,530

Certificates of Contribution “A” in pesos of December 31, 2007 purchasing power	Ps. 96,957,993

Mexican Government’s contributions

During 2007, Petróleos Mexicanos paid Ps. 4,270,224 to the Mexican Government in advance for a minimum guaranteed dividend to be paid as a condition of this capitalization. Pursuant to an agreement dated August 20, 2008 (No. CA-122/2008), the Board of Directors of Petróleos Mexicanos authorized the application of this minimum guaranteed dividend, which was recognized in September 2008, as accumulated loss.

In addition, during 2007, the Mexican Government assigned to Petróleos Mexicanos excess revenues in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c) in the amount of Ps. 13,938,000. As of December 31, 2007, Petróleos Mexicanos had received Ps. 11,131,800 that it capitalized in equity. The other Ps. 2,806,200 was recognized as uncalled capital until it was received by Petróleos Mexicanos in February 2008. Additionally, Petróleos Mexicanos received Ps. 19,700 from the Fondo sobre Ingresos Excedentes.

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

During 2010, PEMEX capitalized an amount of Ps. 122, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works.

In accordance with FRS C-1, PEMEX reclassified the funds provided by the Mexican Government for infrastructure projects from Accounts, notes receivable and other to Cash and cash equivalents for the fiscal years ended December 31, 2010 and 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock. During 2008, the Subsidiary Companies contributed Ps. 154,917 for legal reserve funds, as compared to no contributions made to such funds during 2010 or 2009.

Donation surplus

During 2009, PEMEX recorded Ps. 119,884 as fixed asset additions for land and buildings regularization. In connection with the project for the construction of a new refinery in Tula, Hidalgo, land valued at Ps. 980,187 was received as a donation from the State of Hidalgo, as stated in a conveyance issued by Public Notary No. 5 of Tepeji del Río de Ocampo, Hidalgo in 2010. In addition, another 64 properties and 97 buildings were recognized as fixed assets totaling Ps. 1,462,210 based on their assessed values, in accordance with article 27 of the Ley General de Contabilidad Gubernamental (General Governmental Accounting Law).

Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX’s institutional strategy, including through the adoption of the November 2008 amendments to PEMEX’s legal framework, which will permit it greater autonomy in decision making and enhanced operational viability.

NOTE 15—COMMITMENTS:

(a)	PEMEX, through Pemex-Exploration and Production, is party to an evergreen contract to sell to PMI CIM crude oil intended for sale in the international market. Pursuant to this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2010 and 2009, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 14,180,472 and Ps. 17,309,316, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Estimated future payments under this contract for upcoming fiscal years are as follows:

2011	Ps.	1,673,920
2012		1,926,529
2013		1,302,084
2014		1,318,181
2015		1,337,764
More than 5 years		6,621,994

Total	Ps.	14,180,472

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of December 31, 2010 and 2009, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 1,465,993 and Ps. 2,443,574, respectively.

In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2011	Ps.	497,585
2012		497,585
2013		94,717
2014		94,717
2015		94,717
2016 to 2017		186,672

Total	Ps.	1,465,993

(d)	As of December 31, 2010 PEMEX has entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed project, it has no payment obligation under the contract.

Contract date	Block	2010	2009
		(in thousands of U.S. dollars)
February 9, 2004	Olmos	301,818	304,213
November 21, 2003	Cuervito	118,022	202,974
November 28, 2003	Misión	977,678	823,052
November 14, 2003	Reynosa-Monterrey	2,050,000	2,238,139
December 8, 2003	Fronterizo	141,997	221,467
March 23, 2005	Pirineo	452,399	553,090
April 3, 2007	Nejo	696,653	883,671
April 20, 2007	Monclova	241,221	369,899
May 12, 2008	Burgos VII	765,576	1,043,666

Total		5,745,364	6,640,171

(e)	As of December 31, 2010 and 2009, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 421,101,319 and Ps. 195,096,931, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

As of December 31, 2010 and 2009, the reserve for environmental remediation expenses totaled Ps. 5,297,933 and Ps. 6,032,931, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2010, PEMEX had accrued a reserve of Ps. 8,430,795 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court’s experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court’s experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs was submitted to the Court on March 15, 2011. As of this date, a final award from the Court is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining. Pemex-Refining and USISA both filed amparos (No. 204/2009 and No. 205/2009) against the resolution. Both amparos were joined (No. D. C. 03/2010 and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

No. D.C. 04/2010) in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff, ordering that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit in the Federal District issued a judgment ordering Pemex-Refining to pay Ps. 83,301 plus the plaintiff’s financial expenses. On August 30, 2010, Pemex-Refining and USISA filed amparos before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both amparos were denied. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of this date, the related financial and unrecoverable costs are pending payment pursuant to the Court’s judgment.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,564 plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010, eliminating the risk of any attachment of assets ordered against Pemex-Exploration and Production in the United States. On March 29, 2011, Pemex-Exploration and Production filed an appeal, and COMMISA filed a response on June 3, 2011. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an amparo against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the Tribunal Colegiado (Joint Court), which has been designated to review such motions, submitted the case to the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation), which rejected the case, sending it back to the Joint Court on May 26, 2011. As of this date, a resolution is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing was held on June 21, 2011.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,136, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos’ right to appeal was affirmed. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The court dismissed this claim without prejudice, thereby allowing the plaintiff to bring an action in the appropriate court. As of the date of this report, a final resolution is still pending.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of this date, the Tax Management Service has not filed a response to this claim.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. As of this date, the Tax Management Service has not filed a response to this claim.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. The Seventh District Court provisionally suspended the main claim while it considered this interlocutory appeal. Pursuant to an interlocutory resolution dated September 3, 2010, the Court denied this motion. The defendants filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was granted in part, of which Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were notified on November 30, 2010 (No. 13/2010). Both parties filed amparos against this resolution in the Segundo Tribunal Unitario (Second Unit Court) in Matamoros, Tamaulipas, and on May 6, 2011, the Second Unit Court affirmed the ruling of the Seventh District Court. On May 26, 2011, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a final amparo appealing the Second Unit Court’s ruling. On May 27, 2011, the provisional suspension under this amparo was denied and, therefore, on the same day, the Seventh District Court lifted the suspension of the main claim, which proceeded to the evidentiary stage.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,712, due to non-payment by Pemex-Exploration and Production under the contract. As of this date, the trial is in the evidentiary stage.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. On May 11, 2011, the amparo filed by Impulsora and an amparo filed by Bardahl were both denied. Pemex-Refining was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by Pemex-Refining. On June 8, 2011, Pemex-Refining filed a motion for review of this resolution. As of this date, a final resolution is still pending.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of this date, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25,800 in wages and salaries without the prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360,900 in damages as a result of alleged fraud committed by the board of directors. The experts of the Federal Attorney General’s Office determined that Pemex-Refining was entitled to Ps. 12,600 for unauthorized wages and salaries and Ps. 176,800 for damages, corresponding to the percentage of shares of Mexicana de Lubricantes held by Pemex-Refining. The Federal Attorney General’s Office requested a copy of the income tax returns filed by Mexicana de Lubricantes from the Tax Management Service and a representative of Mexicana de Lubricantes. As of this date, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed amparos (No. D.C. 200/2011 and No. D.C. 201/2011). Mexicana de Lubricantes’ amparo was granted, and the Court issued a new resolution in its favor. In response, in March 2011, Pemex-Refining filed an amparo. A final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to an objection filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with amparo (No. 1519/2005), as well as the objection filed by Impulsora mentioned above. On October 20, 2009, Pemex-Refining filed an amparo (No. 1691/2009) and a provisional suspension was granted. A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining’s amparo was granted and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion to review this ruling before the Tribunal Colegiado en Materia Administrativa (Joint Administrative Court). A final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl’s damages totaled Ps. 6,210,692. As of this date, the trial is in the evidentiary stage.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

In making performance analyses of the entities, PEMEX’s management focuses on sales volumes and gross revenues as primary performance indicators.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Following is the condensed financial information of these segments:

	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations		Total
Year ended December 31, 2010:
Sales
Trade	Ps.	—	Ps. 533,722,826	Ps. 125,391,708	Ps. 24,738,801	Ps. 592,907,683	Ps.	—	Ps. 1,276,761,018
Intersegment		980,603,172	68,864,848	74,064,806	16,587,113	350,326,862		(1,490,446,801)	—
Services income		—	3,469,042	—	—	2,903,752		(1,069,502)	5,303,292

Total net sales		980,603,172	606,056,716	199,456,514	41,325,914	946,138,297		(1,491,516,303)	1,282,064,310
Gross income		744,433,897	(106,207,256)	12,148,916	(5,455,508)	49,840,737		(44,986,892)	649,773,894
Operating income (loss)		712,063,736	(155,642,889)	1,005,678	(15,361,966)	5,137,554		(1,680,950)	545,521,163
Comprehensive financing result		(20,888,539)	(2,238,951)	2,856,243	(38,919)	8,231,872		108,956	(11,969,338)
Taxes and duties		649,813,771	—	1,651,735	34,562	2,640,581			654,140,649
Net income (loss)		34,366,809	(83,082,344)	3,573,282	(15,120,242)	(42,077,793)		54,877,680	(47,462,608)
Depreciation and amortization		82,244,686	8,906,150	3,531,638	1,165,828	633,479		—	96,481,781
Net cost for the period of employee benefits		38,822,191	38,974,527	7,768,779	10,617,542	18,092,002		—	114,275,041
Current assets		740,040,846	370,842,051	99,868,803	89,198,563	917,048,061		(1,903,569,091)	313,429,233
Investments in shares		753,219	157,094	1,983,237	—	393,300,227		(385,077,697)	11,116,080
Properties, plant and equipment		789,473,758	201,826,731	42,383,097	17,793,522	9,910,793		—	1,061,387,901
Acquisition of fixed assets		176,378,800	24,585,500	3,631,300	2,217,300	1,209,800		—	208,022,700
Total assets		1,532,989,752	573,181,071	144,514,505	108,151,144	1,878,731,690		(2,844,852,888)	1,392,715,274
Current liabilities		433,338,544	323,872,240	29,850,392	17,323,008	1,294,574,159		(1,891,704,715)	207,253,628
Reserve for employee benefits		228,029,915	225,323,759	55,740,944	62,105,361	90,165,086		—	661,365,065
Total liabilities		1,249,247,867	587,354,957	94,353,467	80,046,330	1,955,267,780		(2,459,771,710)	1,506,498,691
Equity		283,741,885	(14,173,886)	50,161,038	28,104,814	(76,536,090)		(385,081,178)	(113,783,417)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations		Total
Year ended December 31, 2009:
Sales
Trade	Ps.	—	Ps. 466,238,279	Ps. 111,245,384	Ps. 18,885,357	Ps. 488,260,795	Ps.	—	Ps. 1,084,629,815
Intersegment		827,653,321	61,000,823	60,722,516	31,068,976	255,738,182		(1,236,183,818)	—
Services income		—	3,376,277	—	—	3,027,320		(1,112,081)	5,291,516

Total net sales		827,653,321	530,615,379	171,967,900	49,954,333	747,026,297		(1,237,295,899)	1,089,921,331
Gross income		607,234,367	(85,483,482)	7,652,595	(8,973,710)	50,044,324		(41,687,718)	528,786,376
Operating income (loss)		576,366,159	(129,814,425)	(4,789,179)	(20,370,049)	7,618,478		(733,608)	428,277,376
Comprehensive financing result		(27,778,181)	(157,022)	2,748,591	100,489	9,778,256		—	(15,307,867)
Taxes and duties		538,596,544	3,309,822	692,647	290,507	3,743,538		—	546,633,058
Net income (loss)		5,436,454	(92,455,034)	(1,190,256)	(19,997,884)	(88,682,514)		102,227,216	(94,662,018)
Depreciation and amortization		62,374,663	9,023,359	3,676,317	1,142,709	673,639		—	76,890,687
Net cost for the period of employee benefits		34,995,298	35,426,353	7,961,731	9,900,426	17,368,083		—	105,651,891
Current assets		2,269,247,725	308,544,174	89,660,926	69,107,983	904,063,806		(3,290,927,924)	349,696,690
Investments in shares		610,032	157,094	1,503,374	—	375,193,677		(367,701,776)	9,762,401
Properties, plant and equipment		711,503,482	186,970,987	42,128,005	17,488,295	9,500,731		—	967,591,500
Acquisition of fixed assets		173,104,870	24,950,814	2,120,178	2,198,130	1,368,691		—	203,742,683
Total assets		2,983,699,608	496,044,407	133,497,604	86,943,440	1,802,500,251		(4,170,648,131)	1,332,037,179
Current liabilities		2,004,499,026	248,243,821	32,420,053	9,493,321	1,228,678,446		(3,280,374,275)	242,960,392
Reserve for employee benefits		198,641,039	195,906,527	49,111,151	53,968,743	78,573,474		—	576,200,934
Total liabilities		2,728,866,519	484,186,579	89,416,127	64,252,478	1,835,102,671		(3,802,947,175)	1,398,877,199
Equity		254,833,089	11,857,828	44,081,477	22,690,962	(32,602,420)		(367,700,956)	(66,840,020)

Year ended December 31, 2008:
Sales
Trade	Ps.	—	Ps. 487,070,405	Ps. 167,107,867	Ps. 25,575,854	Ps. 644,418,238	Ps.	—	Ps. 1,324,172,364
Intersegment		1,137,807,483	56,992,301	104,027,712	54,481,528	330,042,792		(1,683,351,816)	—
Services income		—	3,485,588	—	—	2,375,188		(1,083,188)	4,777,588

Total net sales		1,137,807,483	547,548,294	271,135,579	80,057,382	976,836,218		(1,684,435,004)	1,328,949,952
Gross income		902,305,112	(236,863,752)	13,004,111	(8,722,223)	42,447,800		(37,253,555)	674,917,493
Operating income (loss)		871,180,460	(280,318,220)	(259,550)	(19,336,132)	(143,856)		(11,253)	571,111,449
Comprehensive financing result		(87,731,727)	(25,488,043)	3,199,974	624,199	4,032,478		(2,148,597)	(107,511,716)
Taxes and duties		761,683,140	5,348,879	1,771,024	274,084	2,624,677		—	771,701,804
Net income (loss)		23,473,089	(119,474,506)	2,263,955	(18,670,810)	(110,724,131)		111,055,959	(112,076,444)
Depreciation and amortization		74,475,554	9,978,606	3,688,137	1,093,894	604,304		—	89,840,495
Labor cost reserve		38,146,689	37,599,695	9,850,665	9,111,632	17,934,996		—	112,643,677

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

For certain of the above items to agree with the individual financial statements, they must be reconciled. The reconciliation of those items by segment, before intersegment eliminations, is as follows:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Year ended December 31, 2010:
Total net sales	Ps.	979,563,741	Ps.	605,155,570	Ps.	199,151,783	Ps.	41,305,870	Ps.	946,621,370
Intersegment revenue		1,039,431		901,146		304,731		20,044		(690,031)

Total consolidated net sales		980,603,172		606,056,716		199,456,514		41,325,914		945,931,339

Operating income (loss)		711,060,303		(159,536,815)		392,235		(15,255,940)		4,576,209
Less intersegment revenue		1,039,431		901,146		304,731		20,044		(690,031)
Less intersegment sales		(154,979)		(309,350)		(56,502)		(2,989)		1,044,418
Depreciation interest not capitalized		118,981		—		—		—		—
Less unrealized profit on inventory		—		3,302,132		365,214		(123,081)		—

Operating income (loss)	Ps.	712,063,736	Ps.	(155,642,889)	Ps.	1,005,678	Ps.	(15,361,966)	Ps.	4,930,596

Total assets		1,535,841,727		613,192,734		145,643,281		109,644,958		1,880,399,853
Less intersegment sales		—		(1,173,638)		(74,220)		—		4,785,455
Less unrealized profit on inventory		—		(38,838,025)		(1,054,556)		(1,493,814)		(6,453,618)
Less intersegment capitalized interest		(2,855,552)		—		—		—		—
Less participation method for unrealized profits from intersegment operations		3,577		—		—		—		—

Total assets	Ps.	1,532,989,752		Ps 573,181,071	Ps.	144,514,505	Ps.	108,151,144	Ps.	1,878,731,690

Equity		286,593,860		25,837,777		51,289,814		29,598,628		(76,277,888)
Less intersegment sales				3,893,927		613,443		(106,025)		354,387
Less unrealized profit on inventory		—		(43,905,590)		(1,742,219)		(1,387,789)		(612,589)
Less intersegment capitalized interest		(2,855,552)		—		—		—		—
Less participation method for unrealized profits from intersegment operations		3,577		—		—		—		—

Consolidated equity	Ps.	283,741,885	Ps.	(14,173,886)	Ps.	50,161,038	Ps.	28,104,814	Ps.	(76,536,090)

Year ended December 31, 2009:
Total net sales	Ps.	828,692,752	Ps.	532,690,163	Ps.	172,346,851	Ps.	49,974,377	Ps.	747,746,227
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)

Total consolidated net sales		827,653,321		530,615,379		171,967,900		49,954,333		747,026,297

Operating income (loss)		577,250,611		(85,908,835)		(3,046,960)		(18,982,260)		8,231,067
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less intersegment sales		154,979		309,350		56,502		2,988		107,341
Less unrealized profit on inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—

Operating income (loss)	Ps.	576,366,159	Ps.	(129,814,425)	Ps.	(4,789,179)	Ps.	(20,370,049)	Ps.	7,618,478

Total assets		2,987,558,593		539,949,997		135,239,823		88,331,228		1,853,404,840
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(2,479,292)
Less intersegment sales		154,979		309,350		56,502		2,989		107,342
Less unrealized profit on inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—
Less intersegment capitalized interest		(2,974,533)		—		—		—		—
Less participation method for unrealized profits from intersegment operations		—		—		—		—		(48,532,639)

Total assets	Ps.	2,983,699,608	Ps.	496,044,407	Ps.	133,497,604	Ps.	86,943,440	Ps.	1,802,500,251

Equity		252,743,008		55,763,418		45,823,696		24,078,750		19,517,340
Less intersegment revenue		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less intersegment sales		154,979		309,350		56,502		2,989		107,342
Less unrealized profit on inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—
Less intersegment capitalized interest		2,974,533		—		—		—		—
Less participation method for unrealized profits from intersegment operations		—		—		—		—		(51,507,172)

Consolidated equity	Ps.	254,833,089	Ps.	11,857,828	Ps.	44,081,477	Ps.	22,690,962	Ps.	(32,602,420)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 18—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiary Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. This regime was modified on October 1, 2007, on November 13, 2008 and again on November 27, 2009.

Under this new fiscal regime, PEMEX’s contribution scheme continues to be established by the Ley Federal de Derechos (Federal Duties Law) and the Ley de Ingresos de la Federación (Federal Income Law). The fiscal regime for PEMEX for 2010 contemplates the following duties:

(a)	Ordinary Hydrocarbons Duty (“DOSH”)—During 2010 and 2009, the applicable rates of this duty were 73.00% and 73.50%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2010, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 182,051,780, Ps. 182,051,636 and Ps. 178,669,965, respectively, totaling Ps. 542,773,381, which amount was credited to the annual payment of the DOSH. During 2009, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 160,630,027, Ps. 162,686,276 and Ps. 120,532,240, respectively, totaling Ps. 443,848,543, which amount was credited to the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a “temporary difference,” in accordance with FRS D-4. These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize.

(b)	Hydrocarbons Duty for the Stabilization Fund—Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeds U.S. $22.00. The applicable rate varies between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(c)	Extraordinary Duty on Crude Oil Exports—This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Income Law (U.S. $59.00 and U.S. $70.00 during 2010 and 2009, respectively), times (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d)	Duty for Scientific and Technological Research on Energy—This duty is applied at a rate of 0.40% to the value of the extracted production of crude oil and natural gas for the year. The collections from this tax are directed as follows:

•	65% to the Sectorial Fund CONACYT of the Ministry of Energy for Hydrocarbons;

•	15% to the Scientific Research and Technological Development Fund of the Instituto Mexicano del Petróleo (Mexican Petroleum Institute, or “IMP”); and

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•	20% to the Sectorial Fund CONACYT of the Ministry of Energy for Energy Sustainability.

(e)	Duty for Oil Monitoring—This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Auditoria Superior de la Federación (Supreme Federal Audit) in accordance with the Federal Expenditures Budget.

(f)	Sole Hydrocarbons Duty—This duty is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.

(g)	Extraction of Hydrocarbons Duty—This duty was modified effective January 1, 2010 and is applied to the value of the crude oil and natural gas extracted from the fields in Paleocanal de Chicontepec and in deep waters in the Gulf of Mexico, at a 15% rate, on the weighted average price per barrel of Mexican crude oil exports. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(h)	Special Hydrocarbons Duty—This duty was modified effective January 1, 2010 and is applied at a rate between 30% and 36%, in accordance with cumulative production to the value of the crude oil and natural gas extracted from the fields in the Paleocanal de Chicontepec and deep waters less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.

(i)	Additional Hydrocarbons Duty—This Duty is effective January 1, 2010 and is determined by applying a 52% rate on the amount realized in excess of U.S. $60.00 per barrel of crude oil extracted from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

(j)	IEPS Tax—In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the importing and sale of gasoline and diesel. The IEPS is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

In 2010, 2009 and 2008, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax against other taxes and payments to which PEMEX is also subject. As a result of this credit, PEMEX recognized in 2010, 2009 and 2008 revenue of approximately Ps. 73,582,280, Ps. 37,247,260 and Ps. 194,575,700, respectively.

(k)	Hydrocarbon Income Tax (“IRP”)—This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate on the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2010, 2009 and 2008, PEMEX generated an IRP as follows:

	2010	2009	2008
Current IRP	Ps. 2,271,848	Ps. 2,464,890	Ps. 1,453,626
Deferred IRP	187,709	37,761	129,284

Total IRP	Ps. 2,459,557	Ps. 2,502,651	Ps. 1,582,910

During 2010, Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production made daily and weekly payments of Ps. 1,198,660, and Ps. 1,225,848, respectively, as determined by

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

the SHCP, for an overall total of Ps. 2,424,508 credited to the annual payment of the IRP. During 2009, the total daily and weekly payments determined by the SHCP were Ps. 1,190,700 and Ps. 1,170,141, respectively, for an overall total of Ps. 2,360,841 credited to the annual payment.

This tax will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2011, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

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

The principal factors generating the deferred IRP are the following:

	2010	2009
Deferred asset IRP:
Advances from customers	Ps. 38,530	Ps. 475,471
Provision for insurance	195,787	168,605
Provision for contingencies	18,533	37,369
Environmental reserve	5,857	6,721
Allowance for doubtful accounts	30,882	29,362
Allowance for slow moving and obsolete inventory	64,236	—

	353,825	717,528

Deferred liability IRP:
Advance insurance	(10,681)	(10,910)
Properties, plant and equipment	(5,574,537)	(5,750,302)

	(5,585,218)	(5,761,212)

Long-term liability	Ps. (5,231,393)	Ps. (5,043,684)

The expense (benefit) attributable to the profit (loss) from continuing operations before tax on oil production was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2010	2009	2008
Expected (benefit) expense	Ps. (2,089,132)	Ps. (129,178,136)	Ps. 1,501,210
Tax effect of inflation, net	(1,806,720)	(2,020,191)	39,399
Non-taxable loss sharing in subsidiaries, affiliates and others	5,559,490	131,627,990	—
Non-deductible expenses	358,978	2,066,042	19,570
Other, net	436,941	6,946	22,731

Expense for tax on earnings	Ps. 2,459,557	Ps. 2,502,651	Ps. 1,582,910

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

(m)	Income Tax—Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or Income Tax.

For the years ended December 31, 2010, 2009 and 2008, the Subsidiary Companies incurred the following income tax:

	2010	2009	2008
Current income tax	Ps. 1,629,875	Ps. 1,900,467	Ps. 2,540,703
Deferred income tax	94,931	(144,619)	56,246

	Ps. 1,724,806	Ps. 1,755,848	Ps. 2,596,949

The principal factors generating deferred income tax are the following:

	2010		2009
Deferred asset income taxes:
Allowance:	Ps.	—	Ps.	530

Losses from prior years		38,913		—
Total deferred asset income tax		38,913		530

Deferred liability income taxes:
Properties, plant and equipment equipment		(2,023,280)		(1,855,762)
Gain unrealizable from financial transactions		—		(34,204)

Total deferred liability income tax		(2,023,280)		(1,889,966)

Long term liability	Ps.	(1,984,367)	Ps.	(1,889,436)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2010	2009	2008
Expected expense	Ps. 1,198,550	Ps. 1,837,132	Ps. 2,463,151
Tax effect of inflation, net	(34,055)	(80,936)	(96,070)
Non-deductible expenses	344,147	—	110,279
Others, net	216,164	(348)	119,589

Income tax expense	Ps. 1,724,806	Ps. 1,755,848	Ps. 2,596,949

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 19—NEW ACCOUNTING PRONOUNCEMENTS:

The CINIF has issued the following revised FRS, which will take effect for the fiscal year beginning as of January 1, 2011 and whose effects on Petróleos Mexicanos and the Subsidiary Entities will be evaluated together with the Unidad de Contabilidad Gubernamental e Informes Sobre la Gestión Pública (Government Accounting and Public Administration Reporting Unit), which is under the auspices of the SHCP.

FRS B-5, “Segment Financial Information”—FRS B-5 will take effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-5, “Segment financial information,” which it supersedes, include the following:

•

The information to be disclosed by operating segment is the information regularly used by top management and does not require segmentation into primary and secondary information or into segments identified based on products or services (economic segments), geographical areas or homogeneous customer groups. Additionally, disclosure by the entity as a whole of information on its products or services, geographical areas and principal customers and suppliers is required.

•	FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

•	Business areas in the pre-operating stage may be classified as operating segments.

•	FRS B-5 requires disclosing separately by segment, interest revenue and expense, as well as all other components of CFR. In specific cases, disclosure of net interest income is permissible.

•	Disclosure of the liability amounts included in the usual operating segment information normally used by top management is required.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

FRS B-9, “Interim Financial Reporting”—FRS B-9 will take effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-9—“Interim financial reporting,” which it supersedes, include the following:

•

FRS B-9 requires that the interim financial information, in addition to the balance sheet and income statement, include a comparative and condensed statement of stockholders’ equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

•

FRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the balance sheet, compared also to such financial statement at the immediately preceding year-end date.

•	New terminology is included and defined.

PEMEX’s management believes that the adoption of this new FRS will not have any material effects.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

FRS C-4, “Inventories”—FRS C-4 will take effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-4 and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the balance sheet. The principal changes are as follows:

•	FRS C-4 eliminates: (a) direct costing as a valuation system and, (b) the inventory cost assignment formula (formerly method) referred to as Last In—First Out (LIFO).

•	Inventory cost can only be modified solely to equal the lower of cost or market value, except that the net realizable value may not exceed the market value of the inventory.

•

For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit conditions and the amount paid must be recognized as financial cost during the financing period.

•

Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against the results of operations for the period in which such modifications occur.

•	Only items whose benefits and risks have already been transferred to the entity may be recognized as inventories; therefore, prepayments are not part of inventory.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-5, “Prepayments”—FRS C-5 will take effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-5 and includes primarily the following changes:

•

Advances for purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments provided the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity. Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

•

When an impairment loss on the value of prepayments occurs, the unrecoverable amount must be reported in the income statement. Additionally, if the necessary conditions exist, the impairment effect may be reversed and recorded on the income statement for the related future period.

•

Among other things, the following must be disclosed in notes to financial statements: breakdown of prepayments, accounting policies for recognition and impairment losses, as well as relevant reversal of impairments.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-6, “Property, Plant and Equipment”—FRS C-6 will take effect as of January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which will be effective for fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes as compared to Bulletin C-6, “Property, Plant and Equipment,” which it supersedes, include the following:

•	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•	The treatment for asset exchanges based on the economic substance is included.

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at an inadequate cost is eliminated.

•	Depreciation for components representative of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

FRS C-18, “Property, Plant and Equipment Retirement Obligations”—FRS C-18 will take effect as of January 1, 2011, and primarily provides for the following:

•	Requirements that must be considered for valuation of a fixed asset component retirement obligation.

•	Requirement to recognize retirement obligations as a provision that increases the acquisition cost of a component.

•

How changes in the valuation of retirement obligations (provisions) resulting from revisions to estimated future cash flows, the periodicity for settlement and the suitable discount rate to be used must be recognized for accounting purposes.

•	Use of a suitable discount rate to determine estimated future cash flows, incorporating the cost of money and the entity’s credit risk.

•	Use of the expected present value technique to determine the best estimate for retirement obligations.

•	Disclosures that are to be made in case an entity has a component retirement obligation.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

2011 FRS Amendments

In December 2010, the CINIF announced the following amendments to some existing FRS that will take effect for the fiscal year beginning as of January 1, 2011:

•

Bulletin C-3, “Accounts Receivable”—Provides that interest income on accounts receivable should be recognized when accrued, provided that the relevant amount is reliably valued and likely to be recovered. Furthermore, interest income on accounts receivable unlikely to be recovered must not be recognized. These amendments will take effect as of January 1, 2011, and are applicable retrospectively.

•

FRS C-10, “Derivative Financial Instruments and Hedging Activities”—The amendments to this FRS will take effect as of January 1, 2011, with retrospective application. The principal amendments include the following:

•	Certain criteria used to assess hedge effectiveness may be excluded.

•	An intra-group transaction may be recognized as a hedging activity only when the functional currencies of the related parties involved in such transaction are different from each other.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•	Reporting of the effect of the hedged interest rate risk is required when a portfolio portion is the hedged position.

•	Account margins must be reported separately.

•

In a hedge relationship, a portion of the total amount of the DFI may be designated as the hedging instrument. However, it is not possible to designate only a portion of the term of the hedging instrument as a hedge relationship.

•

Bulletin D-5, “Leases”—The discount rate to be used on capital leases is established, disclosures related to such leases are added and the timing for recognition of the gain or loss on a sale and leaseback transaction is modified. Application is on a prospective basis, except for the changes in disclosure, which must be retrospectively recognized and will take effect as of January 1, 2011.

PEMEX’s management is evaluating whether the adoption of this new FRS will have any material effects.

NOTE 20—SUBSEQUENT EVENTS:

On June 28, 2011, the weighted average price of the crude oil exported by PEMEX was U.S. $98.37 per barrel; this price increased by approximately 17.8% as compared to the average price as of December 31, 2010, which was U.S. $83.51 per barrel.

On June 28, 2011, the peso-dollar exchange rate was Ps. 11.8822 per dollar, which represents a 4.0% appreciation in dollar terms as compared to the exchange rate as of December 31, 2010, which was Ps. 12.3571 per U.S. dollar.

During the period from January 1 to June 29, 2011, Petróleos Mexicanos participated in the following financing activities:

•	On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 3,750,000 at a floating rate. The loan matures in September 2011.

•

On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of publicly traded notes at a floating rate and with a maturity of March 2016. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041; the bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 21—DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP:

PEMEX’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. As described in Note 3(a) to these consolidated financial statements, until December 31, 2007, PEMEX recognized the effects of inflation on its financial information in accordance with FRS B-10 “Effects of Inflation” (“FRS B-10”). In accordance with FRS B-10, in 2008, 2009 and 2010, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ending December 31, 2007, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

Financial Accounting Standards Board (the “FASB”) Accounting Standards CodificationTM (the “Codification,” or “ASC”)

The Codification is the single source of authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the U.S. Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for interim and annual periods ending after September 15, 2009 and superseded all previously existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. All of PEMEX’s references to GAAP now use the Codification’s specific Accounting Standards Update (“ASU”), Topic or Subtopic, rather than prior accounting and reporting standards. The Codification did not change existing GAAP and, therefore, has not affected PEMEX’s financial position or results of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The differences between Mexican FRS and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net loss and shareholders’ equity as of and for the years ended December 31, 2010, 2009 and 2008.

	2010		2009		2008
Net loss for the year under Mexican FRS	Ps.	(47,462,608)	Ps.	(94,662,018)	Ps.	(112,076,444)

U.S. GAAP adjustments:
Exploration and drilling costs (I(a))		(936,520)		(1,016,089)		(1,165,465)
Employee benefits (II(d))		7,246,105		27,836,172		27,778,601
Accrued vacations, net (I(c))		(188,419)		(155,404)		(142,849)
Fixed asset adjustments:
Capitalized losses in respect of derivative financial instruments, net (I(d))		(110,586)		(110,586)		(1,320,395)
Capitalization of Comprehensive Financing Result (I(e))		2,647,070		2,701,374		482,966
Impairment, net (I(f))		12,410,886		2,413,928		3,201,493
Gains (losses) in respect of derivative financial instruments and fair value measurements, net (I(g))		8,692,547		10,214,217		(15,188,098)
Profit in inventory (I(h))		—		—		26,755,771
Accounting for available-for-sale investment securities (I(i))		—		—		3,780,783
Deferred income (loss) taxes (II(n))		41,797		46,014		(12,622)
Reclassification of Pemex Finance net income to non-controlling interest (I(k))		217,437		160,285		140,652

Total U.S. GAAP adjustments, net		30,020,317		42,089,911		44,310,837

Net loss for the year under U.S. GAAP	Ps.	(17,442,291)	Ps.	(52,572,107)	Ps.	(67,765,607)

Comprehensive income (loss) under U.S. GAAP:
Net loss for the year under U.S. GAAP	Ps.	(17,442,291)	Ps.	(52,572,107)	Ps.	(67,765,607)
Other comprehensive income (loss):
Effect in equity of employee benefits (II(d))		209,936,104		(229,690,261)		85,116,605
(Losses) gains in respect of derivative financial instruments and fair value measurements, net (I(g))		(390,909)		2,532,882		(1,268,722)
(Losses) gains on available-for-sale investment securities (I(i))		—		2,156,104		(5,936,887)
Foreign currency translation effect		(1,532,399)		(2,183,412)		7,018,105
Other		—		52,364		(3,595)

Comprehensive income (loss)	Ps.	190,570,505	Ps.	(279,704,430)	Ps.	17,159,899

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

	2010		2009
Components of accumulated other comprehensive loss as of December 31:
Derivative financial instruments and fair value measurements (I(g))	Ps.	(232,378)	Ps.	158,531
Effect in equity of employee benefits (II(d))		(145,936,905)		(355,873,009)
Unrealized gains on available-for-sale investment securities (I(i))		8,935,976		8,935,976
Foreign currency translation effect		3,302,294		4,834,693
Other		758,862		758,862

Accumulated other comprehensive loss	Ps.	(133,172,151)	Ps.	(341,184,947)

	2010		2009
Equity (deficit) is reconciled as follows:
Deficit under Mexican FRS	Ps.	(113,783,417)	Ps.	(66,840,020)

U.S. GAAP adjustments:
Exploration and drilling costs (I(a))		9,400,346		10,336,866
Employee benefits (II(d))		23,126,584		15,880,479
Effect in equity of employee benefits (II(d))		(145,936,905)		(355,873,009)
Accrued vacations (I(c))		(1,122,764)		(934,345)
Fixed asset adjustments:
Capitalized gains in respect of hedging derivative financial instruments, net (I(d))		1,342,407		1,452,993
Capitalization of interest, net (I(e))		1,048,803		(1,598,267)
Impairment, net (I(f))		(8,537,939)		(20,948,825)
Derivative financial instruments and fair value measurements (I(g))		3,718,666		(4,973,881)
Deferred income taxes (II(n))		380,592		338,795

Total U.S. GAAP adjustments, net		(116,580,210)		(356,319,194)

Deficit under U.S. GAAP	Ps.	(230,363,627)	Ps.	(423,159,214)

	2010		2009
Changes in U.S. GAAP equity for the year ended December 31:
Deficit at January 1	Ps.	(423,159,214)	Ps.	(145,419,513)

Net loss for the period		(17,442,291)		(52,572,107)
Mexican Government increase in equity of Subsidiary Entities		122		467,210
Other		2,442,397		119,884
Other comprehensive loss:
Effect in equity of employee benefits (II(d))		209,936,104		(229,690,261)
Derivative financial instruments and fair value measurements (I(g))		(390,909)		2,532,882
Unrealized gains (losses) on available-for-sale investment securities (I(i))		—		2,156,104
Foreign currency translation effect		(1,532,399)		(2,183,412)
Other		—		52,364
Non-controlling interest (I(k))		(217,437)		1,377,635

Deficit as of December 31	Ps.	(230,363,627)	Ps.	(423,159,214)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

I.	Explanation of reconciling items:

(a)	Exploration and drilling costs

Effective on January 1, 2004, for Mexican FRS purposes, PEMEX changed its accounting policy for the recognition of well exploration and drilling costs to the successful efforts method of accounting. Therefore, since January 1, 2004, there has not been any related difference between Mexican FRS and U.S. GAAP.

Under the successful efforts method of accounting, costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are later charged to expenses if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP basis over proved developed reserves, as the related oil and gas reserves are extracted.

Consequently, as of December 31, 2010, 2009 and 2008, the U.S. GAAP equity adjustment represented the cumulative costs of capitalized unsuccessful wells in proven areas under U.S. GAAP, not capitalized under Mexican FRS through December 31, 2003, net of the amortization of such capitalized amounts. The 2010, 2009 and 2008 U.S. GAAP net loss adjustment reflects the amortization of such capitalized costs on a UOP basis.

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

PEMEX’s policy is to determine whether or not exploratory well costs are capitalized or expensed shortly after completion of drilling. As such, PEMEX does not have significant suspended well costs for the three years ended December 31, 2010. No capitalized exploratory well costs have been charged to expense since the adoption of Topic 932.

(b)	Employee benefits

Under U.S. GAAP, PEMEX has recognized ASC Topic 715 “Compensation—Retirement Benefits” (“Topic 715”) and included its effects in the results of the actuarial valuation of its labor obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Under Mexican FRS, PEMEX follows FRS D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans, seniority premiums and severance payments. The main differences between PEMEX’s application of FRS D-3 and the U.S. GAAP guidance that is provided in Topic 715 regarding accounting for seniority premiums, pensions, health services and other supplemental payments provided to retirees and other eligible family members are summarized as follows:

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

Salary increases due to promotions to be recognized over a maximum of one year.

Actuarial gains and losses are immediately recognized.

Recognize the total outstanding items as a component of AOCI for retirement and post-retirement benefits, as an adjustment to equity.

Unfunded Accumulated Benefit Obligations (ABO)	N/A	N/A

Recognition of additional minimum liability	N/A	N/A

Recognition of assets and other comprehensive income	N/A	In the year of recognition of actuarial gains/losses and past service costs/credits, there is also a write-off of an equivalent amount in other comprehensive income (“OCI”) under Topic 715.

Disclosure in the balance sheet of noncurrent assets, current liabilities, and noncurrent liabilities	N/A	Required (for retirement and post-retirement benefits).

Note: N/A means not applicable.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(c)	Accrued vacations

Under Mexican FRS, PEMEX recognizes vacation expenses when the vacations are utilized by its employees. Under U.S. GAAP, vacation expense is accrued when it is earned by the employee.

(d)	Fixed assets—Capitalized gains and losses in respect of derivative financial instruments

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

Through December 31, 2008, the Master Trust and Fideicomiso F/163 issued debt securities through inter-company private placements to Petróleos Mexicanos for the purpose of funding PIDIREGAS-related projects. As discussed in Note 2, amendments to the Federal Law of Budget and Fiscal Accountability became effective in November 2008. Effective January 1, 2009, in connection with these amendments, Petróleos Mexicanos assumed primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163, as applicable, continued to act as servicer of all indebtedness until Petróleos Mexicanos legally assumed, as primary obligor, their indebtedness under the related agreements. These legal assumptions were carried out during the second half of 2009. In addition, all of these inter-company private placements were canceled effective January 30, 2009, as a result of the changes to the Federal Law of Budget and Fiscal Accountability. These financings had been hedged through DFIs, but in connection with the amendments described above, PEMEX decided to remove such designation and discontinue the hedging activities of those derivatives related to PIDIREGAS financings. Accordingly, for the years ended December 2010 and 2009, there were no capitalized gain or loss adjustments related to cash flow hedge derivatives covering the financings entered into for infrastructure projects.

For the year ended December 31, 2008, a negative adjustment in the net loss reconciliation related to the derivatives hedging these financings of Ps. 1,320,395 was made, consisting of: (1) a negative adjustment of Ps. 1,163,278 to reflect losses for the period that were capitalized under Mexican FRS in 2008 and (2) a negative adjustment of Ps. 157,117 to reverse the amortization of accumulated gains previously capitalized.

The 2010 and 2009 adjustments to net loss consist only of a negative adjustment of Ps. 110,586 for each period, related to the reversal of the amortization of gains capitalized in prior periods.

(e)	Fixed assets—Capitalization of Comprehensive Financing Result

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Interest costs and the foreign exchange effect for the years ended December 31, 2010, 2009 and 2008, for Mexican FRS and U.S. GAAP purposes, were allocated as follows:

	2010		2009		2008
Under Mexican FRS:
Interest and foreign exchange fluctuation capitalized	Ps.	564,691	Ps.	2,054,190	Ps.	1,057,440
Interest expense		74,382,083		78,300,095		73,883,856

Total interest cost and foreign exchange fluctuation	Ps.	74,946,774	Ps.	80,354,285	Ps.	74,941,296

Under U.S. GAAP:
Interest capitalized	Ps.	2,295,178	Ps.	3,813,746	Ps.	559,607
Interest expense and foreign exchange fluctuation		72,651,596		76,540,539		74,381,689

Total interest cost and foreign exchange fluctuation	Ps.	74,946,774	Ps.	80,354,285	Ps.	74,941,296

During 2010, 2009 and 2008, the difference between Mexican FRS and U.S. GAAP was the net foreign exchange effect of Ps. 1,730,487, Ps. 1,759,556 and Ps. (497,833), respectively, capitalized under Mexican FRS.

In addition, the net income adjustments for capitalized interest presented herein also include a reversal of depreciation of Ps. 916,583, Ps. 941,818 and Ps. 980,800 for the years ended December 31, 2010, 2009 and 2008, respectively, related to the cumulative difference in amounts previously capitalized for such assets because the cumulative amounts capitalized under Mexican FRS have exceeded those amounts under U.S. GAAP.

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

For U.S. GAAP purposes, an evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, as is the case under Mexican FRS. However, under U.S. GAAP, the impairment criteria are met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without financing charges) of the related assets. The asset is written down to fair value as determined by using the present value of expected future cash flows. U.S. GAAP does not allow for reversal of losses. PEMEX measures impairment of its oil and gas producing assets based on the undiscounted estimated future cash flows associated with estimated proved reserves on a field-by-field basis.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

In order to determine the amount of any impairment of long-lived assets that can be recognized under U.S. GAAP, PEMEX must perform a two-step process. The first step involves the determination of whether the carrying amount of the long-lived asset is recoverable by calculating the sum of the expected future cash flows (undiscounted and without financing charges) resulting from the use and eventual disposition of the asset. The second step involves a comparison of the asset’s carrying amount to its fair value. Under U.S. GAAP, the impairment of an asset may be recorded if the asset’s carrying value exceeds the sum of expected future cash flows from the related asset. Conversely, Mexican FRS does not require a two-step impairment evaluation process for long-lived assets and instead only requires a direct comparison of an asset’s fair value to its carrying value. If an asset’s carrying value exceeds its fair value, impairment loss on such asset may be recognized under Mexican FRS.

In determining the estimated future cash flows for impairment purposes for all periods presented, the effect of hydrocarbon duties based on sales to third parties have not been included in the net cash flows calculation for either Mexican FRS or U.S. GAAP. PEMEX’s management believes that the hydrocarbon duties paid are similar in nature to income taxes or dividend distributions payable to a parent, and therefore are properly excluded from the net cash flow calculation.

Under Mexican FRS, Bulletin C-15 became effective on January 1, 2004. Prior to this bulletin becoming effective, under U.S. GAAP, PEMEX would recognize an impairment charge in the U.S. GAAP net (loss) income reconciliation. During 2010, 2009 and 2008, PEMEX recognized an impairment charge under Mexican FRS of Ps. 11,689,832, Ps. 1,731,229 and Ps. 807,050, respectively. Because the assets related to the 2008 Mexican FRS impairment charge had already been impaired under U.S. GAAP, this charge has been reversed for U.S. GAAP purposes.

In accordance with Mexican FRS, as of December 31, 2010, the carrying amount of certain long-lived assets exceeded the estimated future value (discounted) of cash flows recoverable from such assets. An impairment loss of Ps. 11,689,832 was recorded for such assets for that period. However, under U.S. GAAP, no impairment loss was recognized for those long-lived assets, as their carrying value was considered to be recoverable (because it exceeded the sum of the undiscounted cash flows expected to result from the use of the assets). Therefore, the impairment loss of Ps. 11,689,832 was reversed in the U.S. GAAP reconciliation.

The 2010, 2009 and 2008 U.S. GAAP net loss reconciliation also includes a credit of Ps. 2,452,282, Ps. 2,413,928 and Ps. 3,094,290, respectively, for depreciation due to the difference in carrying values of long-lived assets between Mexican FRS and U.S. GAAP.

In addition, the 2010 and 2008 U.S. GAAP net loss reconciliation includes a debit of Ps. 1,731,228 and Ps. 699,847, respectively, because the impairment reversals recognized under Mexican FRS in each of those years was not permitted under U.S. GAAP.

(g)	Accounting for derivative financial instruments and fair value measurements

Derivative financial instruments (DFIs)

For U.S. GAAP purposes, PEMEX applies ASC Topic 815 “Derivatives and Hedging” (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended), (“Topic 815”), which requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet as assets or liabilities at their fair values and that changes to fair values be recognized immediately in earnings, unless the derivative qualifies as a “hedge” (as defined in Topic 815), for which certain special accounting treatment is permitted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported as stockholders’ equity (as a component of accumulated other comprehensive income, or “AOCI”) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Effective gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of the hedging instrument’s gain or loss is recognized in the statement of operations in the CFR. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statement of operations in the CFR.

PEMEX also evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with Topic 815 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included. If embedded derivatives exist that are not clearly and closely related to the host contract or include either leverage features or exposure to the substantial loss of the principal in the case of structured products, they are accounted for separately from the host contract as freestanding derivatives, with changes in their fair value recorded in current earnings in the CFR to the extent that the hybrid instrument is not already recorded at fair value with changes in fair value recorded in earnings.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

hedges, an adjustment of the carrying amount of a hedged interest-bearing financial instrument will be amortized to earnings as part of the new effective yield; amortization will begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

For Mexican FRS purposes, effective on January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” (“Bulletin C-10”). Bulletin C-10 contains provisions similar to those of Topic 815, and provides expanded guidance for the recognition, valuation, accounting treatment and disclosure applicable to DFIs, such as hedges and embedded derivatives, including the need for contemporaneous hedge documentation and effectiveness testing requirements.

Similar to the requirements under U.S. GAAP, contracts need to be assessed for embedded derivatives with such derivatives needing to be bifurcated from the host contracts under certain conditions and recognized at fair value with fluctuations recognized in earnings. For Mexican FRS purposes, PEMEX, in accordance with Bulletin C-10, recognized embedded derivatives, within several contractual agreements related to, among other things, services in connection with construction projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX and denominated in foreign currencies and, in accordance with their terms, the related foreign currency components generate embedded derivatives, but these embedded derivatives are not required to be bifurcated from the host contracts under Bulletin C-10, because the agreements do not meet the net settlement criteria. For U.S. GAAP purposes, foreign currency embedded derivatives in either recognized financial instruments or non-recognized contractual agreements are bifurcated from host contracts when the payments under such contracts are not denominated in one of the functional currencies of either of the counterparties.

Therefore, as of December 31, 2010, there are differences between Mexican FRS and U.S. GAAP related to accounting for derivative instruments and hedging activities (including embedded derivatives attributable to an embedded non-functional currency component). Additionally, U.S. GAAP allows for non-effectiveness testing associated with the use of interest rate swaps when they meet certain general and particular conditions in designated hedging relationships (known as the “short-cut method criteria”).

As a result of the above, PEMEX has recognized a U.S. GAAP adjustment for the years ended December 31, 2010, 2009 and 2008, representing a net gain (loss) of Ps. 14,318,464, Ps. 11,862,782 and (Ps. 15,188,098), respectively, reported in the CFR in the consolidated statements of operations.

For the years ended December 31, 2010, 2009 and 2008, PEMEX recognized a net (loss) gain of Ps. (390,909), Ps. 2,532,882 and (Ps. 1,268,722), respectively, reported as “derivative financial instruments” in the consolidated other comprehensive income (loss) statement under U.S. GAAP.

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

The valuation of PEMEX’s DFIs portfolio is based on market information obtained from established independent sources of market prices, as well as pricing information provided by the major world trading markets including the New York Mercantile Exchange (“NYMEX”) and the Chicago Board of Trade (“CBOT”). PEMEX’s DFIs portfolio does not contain any exotic instruments whose valuation would require reference to parameters or inputs, i.e., parameters that cannot be implied from liquid instruments readily observable in the financial markets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The following table presents the location on the balance sheet and the fair value of PEMEX’s DFIs as of December 31, 2010 and 2009. See Note 11 for additional information relating to the fair values of PEMEX’s DFIs.

	Derivatives Assets
		Fair Value
	Balance Sheet Location	2010		2009
Derivatives designated as cash flow hedges under Topic 815
Cross-Currency Swaps	Derivative financial instruments	Ps.	—	Ps.	195,499
Petroleum Product Swaps	Derivative financial instruments		4,888,896		5,172,364
Futures	Derivative financial instruments		13,430		35,182

Total derivatives designated as cash flow hedges under Topic 815			4,902,326		5,403,045

Derivatives not designated as hedging instruments under Topic 815
Cross-Currency Swaps	Derivative financial instruments		11,520,064		10,573,960
Equity Swaps	Derivative financial instruments		1,728,898		1,079,678
Options	Derivative financial instruments		79,381		317,880
Natural Gas Swaps	Derivative financial instruments		2,686,542		5,085,801

Total derivatives not designated as hedging instruments under Topic 815			16,014,885		17,057,319

Total		Ps.	20,917,211	Ps.	22,460,364

	Derivatives Liabilities
		Fair Value
	Balance Sheet Location	2010		2009
Derivatives designated as cash flow hedges under Topic 815
Interest Rate Swaps	Derivative financial instruments	Ps.	—	Ps.	15,097
Cross-Currency Swaps	Derivative financial instruments		—		—
Petroleum Product Swaps	Derivative financial instruments		4,859,811		5,145,771
Other derivatives	Derivative financial instruments		—		(273,106)

Total derivatives designated as cash flow hedges under Topic 815			4,859,811		4,887,762

Derivatives not designated as hedging instruments under Topic 815
Interest Rate Swaps	Derivative financial instruments		1,211,753		1,379,864
Cross-Currency Swaps	Derivative financial instruments		3,304,014		787,716
Equity Swaps	Derivative financial instruments		8,153		959,287
Options	Derivative financial instruments		79,384		317,536
Natural Gas Swaps	Derivative financial instruments		2,593,342		4,888,421

Total derivatives not designated as hedging instruments under Topic 815			7,196,646		8,332,824

Total		Ps.	12,056,457	Ps.	13,220,586

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The following table presents the gain or loss recognized in income and other comprehensive income (“OCI”) on PEMEX’S DFIs for the years ended December 31, 2010 and 2009, and the line location in the financial statements of such gains and losses.

Derivatives in Topic 815 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)				Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
	2010		2009			2010		2009
Interest Rate Swaps	Ps.	—	Ps.	(15,097)	Comprehensive financing result	Ps.	(15,784)	Ps.	(24,071)

Cross-Currency Swaps		—		195,499	Comprehensive financing result		(7,203)		(38,304)

Petroleum Product Swaps		(98,197)		(2,119)	Net sales		833,182		3,042,327

Petroleum Product Swaps		—		—	Cost of sales		(748,722)		(2,543,365)

Futures		(132,831)		(79,368)	Net sales		2,713,159		2,489,875

Futures		—		—	Cost of sales		(2,908,704)		(4,759,326)

Forwards		—		—	Comprehensive financing result		—		—

Other derivatives		—		(34,204)			—		—

Total	Ps.	(231,028)	Ps.	64,711		Ps.	(134,072)	Ps.	(1,832,864)

Derivatives Not Designated as Hedging Instruments under Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
		2010		2009
Embedded Derivatives	Comprehensive financing result	Ps.	—	Ps.	—
Interest Rate Swaps	Comprehensive financing result		(1,573,371)		(1,273,214)
Cross-Currency Swaps	Comprehensive financing result		(984,724)		7,656,289
Equity Swaps	Comprehensive financing result		1,188,885		2,596,632
Futures	Comprehensive financing result		(56,098)		(40,161)
Options	Comprehensive financing result		167,756		296,165
Natural Gas Swaps	Comprehensive financing result		20,797		728,030
Other derivatives	Comprehensive financing result		—		—

Total		Ps.	(1,236,755)	Ps.	9,963,741

Fair value measurements

Additionally, for U.S. GAAP purposes, PEMEX applies ASC Topic 820 “Fair Value Measurement and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”) (“Topic 820”), which defines fair value, establishes a framework for the measurement of fair value and enhances disclosure about fair value measurements.

In accordance with Topic 820, PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 2 of the Topic 820 fair value hierarchy for market participant assumptions, as described below.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

The following tables present information about PEMEX’s assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2010 and 2009. PEMEX’s accounting for these assets and liabilities, was impacted by the adoption of Topic 820, as described below.

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total as of December 31, 2010
Assets:
Derivative financial instruments	Ps.	—	Ps.	28,529,423	Ps.	—	Ps.	28,529,423

Investments in shares of non-consolidated subsidiaries, affiliates and others				6,684,932				6,684,932

Liabilities:
Derivative financial instruments		—		14,301,436		—		14,301,436

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total as of December 31, 2009
Assets:
Derivative financial instruments	Ps.	—	Ps.	24,248,799	Ps.	—	Ps.	24,248,799

Investments in shares of non-consolidated subsidiaries, affiliates and others				6,089,376				6,089,376

Liabilities:
Derivative financial instruments		—		19,982,836		—		19,982,836

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

For the years ended December 31, 2010 and 2009, PEMEX has recognized a negative adjustment of Ps. 5,625,917 and Ps. 1,648,565, respectively, in its U.S. GAAP reconciliation, representing the credit risk adjustment required by Topic 820 on the fair value of PEMEX’s DFIs, reported in the CFR in the consolidated statements of operations.

The estimated fair value of financial assets and liabilities, as of December 31, 2010 and 2009, in nominal terms, was as follows:

	2010				2009
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	133,587,079	Ps.	133,587,079	Ps.	159,760,316	Ps.	159,760,316
Accounts receivable, notes and other		120,887,383		120,887,383		126,755,377		126,755,377

Liabilities:
Suppliers		43,474,439		43,474,439		63,277,711		63,277,711
Accounts and accumulated expenses payable		9,602,215		9,602,215		11,590,917		11,590,917
Taxes payable		52,565,900		52,565,900		48,453,301		48,453,301
Current portion of long-term debt		89,554,617		89,554,617		102,600,324		102,600,324
Long-term debt		575,170,797		573,067,833		529,258,434		495,590,992

Pursuant to Topic 820, the fair values of the financial assets and liabilities presented in the table above appear for informational purposes and they fall under Level 2 of the Topic 820 fair value hierarchy.

The fair values of current financial assets and short-term liabilities are equal to their nominal values because, due to their short-term maturities, their nominal values are very close to their corresponding fair values.

The fair value of long-term debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, estimated fair values do not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

Pursuant to ASC Topic 360 “Property, Plant and Equipment” (formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”) (“Topic 360”), PEMEX reviews its properties for impairment when events and circumstances indicate a possible decline in the recoverability of the carrying value of such property. PEMEX estimates the future cash flows expected in connection with the property and compares such future cash flows to the carrying amount of the property to determine if the carrying amount is recoverable. If the carrying amount of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of the two. In the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and include estimates of future oil and gas production, commodity prices based on published forward commodity price curves as of the date of the estimate, operating and development costs, and a risk adjusted discount rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

During 2010, PEMEX’s properties were not impaired when determining fair value measurement under U.S. GAAP, that is, the estimated future cash flows from PEMEX’s properties exceeded their carrying value, so no impairment charge was required under U.S. GAAP.

The following table presents information about PEMEX’s properties impairment measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair value as of December 31, 2009.

			Fair Value Measurements Using
	Fair Value Measurement(1)		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Impairment Loss
Assets:
Impaired oil and gas properties (wells, plants)	Ps.	493,981,368	Ps.	—	Ps.	—	Ps.	493,981,368	Ps.	1,731,229

(1)	Amount represents the fair values of the impaired properties as of December 31, 2009. See Note 9 and Note 21 I(f) for additional information.

(h)	Profit in inventory

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

(i)	Accounting for available-for-sale securities (Repsol)

Pursuant to ASC Topic 320 “Investments—Debt and Equity Securities” (“Topic 320”), PEMEX classifies its investment securities as “available-for-sale” and, accordingly, they are recorded at fair value with unrealized gains and losses excluded from the statement of operations and reported in other comprehensive (loss) income. The fair value of the securities was determined by reference to quoted market prices at December 31, 2008, when the investments were sold. See Note 8. An impairment loss was recognized when the loss was considered other than temporary.

Under Mexican FRS, these investment securities are also recorded at fair value, but the unrealized gains and losses are reflected in earnings. The income (loss) adjustment for the year ended December 31, 2008 reflects the reversal of the fair value adjustment to earnings as reflected under Mexican FRS, because U.S. GAAP requires such adjustment to be reflected in other comprehensive (loss) income.

(j)	Deferred income taxes

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(k)	Non-controlling interest

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

Under ASC Topic 860 “Transfers and Servicing” (“Topic 860”), PEMEX has evaluated the Pemex Finance structure in light of the permitted and non-permitted activities of a Qualified Special Purpose Entity (“QSPE”), and has determined that Pemex Finance does not qualify as a QSPE, and should therefore be consolidated for U.S. GAAP purposes. Consequently, Pemex Finance has been consolidated in the accompanying condensed consolidated U.S. GAAP information included herein for all periods presented; however, its net income and equity recognized under Mexican FRS are reclassified as non-controlling interest.

In 2010, 2009 and 2008, net income from Pemex Finance totaled Ps. 217,437, Ps. 160,285 and Ps. 140,652, respectively.

II.	Additional disclosure requirements:

(a)	IEPS Tax

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

(b)	Environmental, dismantlement and abandonment liabilities

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(ii)	a reasonable estimate of the costs of remediation or cleanup of the identified affected area has been made, including the costs of the assessment studies.

As stated above, in accordance with past and present internal guidelines, PEMEX conducts site-by-site studies to identify environmental liabilities and develop a reasonable estimate of such liabilities. These guidelines consider many factors, but are tailored to specific Mexican requirements. Each contaminated site must be characterized, quantified and assessed through a specific study. The contamination of the affected sites may extend to the soil, subsoil and bodies of water, including water deposits, lagoons, swamps and other areas. These sites may be located inside PEMEX’s facilities, in surrounding areas, in abandoned areas where PEMEX had activity in the past or along pipelines.

Once the corresponding contaminated site has been identified and evaluated, expenses for the cleanup of (i) hydrocarbon seepage and other spills that may cause pollution and that cannot be corrected in a short timeframe, (ii) water deposits and (iii) the concentration of hazardous residuals will be included as part of the accrued liability for remediation or restoration of affected areas. Estimates are kept current based on the best available information.

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

During 2010, 2009 and 2008, PEMEX spent Ps. 10,087,000, Ps. 5,643,069 and Ps. 4,254,586, respectively, on various environmental projects and related expenditures. The most significant projects have included the modernization of installations, the implementation of systems and mechanisms to monitor and control atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, environmental investigative studies and the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to increase its capacity to produce unleaded gasoline and diesel and fuel oil with lower sulfur content at our refineries in Mexico.

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

	2010	2009
Pemex-Exploration and Production	Ps. 1,906,970	Ps. 2,398,560
Pemex-Refining	3,365,870	3,605,870
Pemex-Gas and Basic Petrochemicals	19,523	22,401
Pemex-Petrochemicals	5,570	6,100

Total environmental liability accrual	Ps. 5,297,933	Ps. 6,032,931

(c)	Dismantlement and abandonment costs

Under current Mexican law, PEMEX’s legal obligation related to dismantlement and abandonment activities is governed by the following two federal laws: the Petroleum Works Law and the Environmental Law described in this Note. Although PEMEX is subject to other laws and regulations established at a local level in areas where PEMEX undertakes petroleum extraction activities, these local laws and regulations do not contain any specific guidance on abandonment, restoration and removal of oil and gas facilities, or otherwise impose a higher standard on PEMEX in this regard. Mexico is not a party to any international treaty or convention that would affect PEMEX’s understanding of its obligation with regard to dismantlement and abandonment activities. Thus, the only relevant body of law for PEMEX as to abandonment and removal of facilities related to oil and gas producing activities is Mexican federal law.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

(d)	Employee benefits

Disclosures of classifications of employee benefits determined in accordance with U.S. GAAP have been presented, for purposes of comparison, in a format consistent with Mexican FRS requirements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The components of termination and retirement benefits and net periodic cost, calculated in accordance with Topic 715, for the years ended December 31, 2010, 2009 and 2008, using December 31, 2010, 2009 and 2008, respectively, as a measurement date, consisted of the following:

	Termination Benefits 2010		Retirement Benefits 2010		Total Benefits 2010		Termination Benefits 2009		Retirement Benefits 2009		Total Benefits 2009
Service cost	Ps.	1,978,162	Ps.	13,873,442	Ps.	15,851,604	Ps.	1,268,495	Ps.	11,571,995	Ps.	12,840,490
Interest cost		2,006,087		69,910,791		71,916,878		1,673,169		51,292,054		52,965,223
Return on plan assets		—		(906,579)		(906,579)		—		(516,283)		(516,283)
Net amortization of gains and losses		(171,264)		7,673,904		7,502,640		(174,239)		36,135		(138,104)
Amortization of net transition obligation		381,379		11,657,479		12,038,858		381,379		11,657,479		12,038,858
Plan amendments		21,709		603,826		625,535		21,709		603,826		625,535

Net cost under U.S. GAAP		4,216,073		102,812,863		107,028,936		3,170,513		74,645,206		77,815,719
Net (cost) under Mexican FRS		8,360,536		(122,635,577)		(114,275,041)		(12,214,637)		(93,437,254)		(105,651,891)

Adjustment to cost (additional benefit) under U.S. GAAP	Ps.	12,576,609	Ps.	(19,822,714)	Ps.	(7,246,105)	Ps.	(9,044,124)	Ps.	(18,792,048)	Ps.	(27,836,172)

	Termination Benefits 2008		Retirement Benefits 2008		Total Benefits 2008
Service cost	Ps.	1,780,958	Ps.	13,624,124	Ps.	15,405,082
Interest cost		1,784,136		54,535,944		56,320,080
Return on plan assets		—		(891,059)		(891,059)
Net amortization of gain and losses		105,636		1,260,944		1,366,580
Amortization of net transition obligation		381,379		11,657,479		12,038,858
Plan amendments		21,709		603,826		625,535

Net cost under U.S. GAAP		4,073,818		80,791,258		84,865,076
Net (cost) under Mexican FRS		(12,140,547)		(100,503,130)		(112,643,677)

Adjustment to cost (additional benefit) under U.S. GAAP	Ps.	(8,066,729)	Ps.	(19,711,872)	Ps.	(27,778,601)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

PEMEX’s termination and retirement benefits liability as of December 31, 2010 and 2009 under Topic 715, disclosed in accordance with FRS D-3, was as follows:

	Termination Benefits 2010		Retirement Benefits 2010		Total Benefits 2010		Termination Benefits 2009		Retirement Benefits 2009		Total Benefits 2009
Accumulated benefit obligation (ABO)	Ps.	18,936,746	Ps.	667,941,422	Ps.	686,878,168	Ps.	22,558,070	Ps.	747,094,589	Ps.	769,652,659

Projected benefit obligation (PBO)		23,578,074		763,707,671		787,285,745		32,145,306		887,197,278		919,342,584
Plan assets at fair value		—		(3,110,359)		(3,110,359)		—		(3,149,120)		(3,149,120)

Projected benefit obligation (PBO) in excess of plan assets		23,578,074		760,597,312		784,175,386		32,145,306		884,048,158		916,193,464

Accrued liability under U.S. GAAP		23,578,074		760,597,312		784,175,386		32,145,306		884,048,158		916,193,464
Accrued liability recognized under Mexican FRS		(23,247,102)		(638,117,963)		(661,365,065)		(31,620,857)		(544,580,077)		(576,200,934)

U.S. GAAP adjustment to employee benefits liability after recognition of Topic 715		330,972		122,479,349		122,810,321		524,449		339,468,081		339,992,530
Accumulated other comprehensive loss		2,119,060		(148,055,965)		(145,936,905)		(10,658,756)		(345,214,253)		(355,873,009)

Net U.S. GAAP adjustment to (decrease in) employee benefits liability	Ps.	2,450,032	Ps.	(25,576,616)	Ps.	(23,126,584)	Ps.	(10,134,307)	Ps.	(5,746,172)	Ps.	(15,880,479)

Changes in the amounts of net benefit obligation recognized in accumulated other comprehensive loss under U.S. GAAP as of December 31, 2010 and 2009 were as follows:

	Termination Benefits 2010		Retirement Benefits 2010		Total Benefits 2010
Accumulated other comprehensive loss at beginning of year	Ps	. 10,658,756	Ps.	345,214,253	Ps.	355,873,009
Total unrecognized losses (gains)(1)		(12,545,992)		(177,223,079)		(189,769,071)
Net amortization of gains and losses		171,264		(7,673,904)		(7,502,640)
Amortization of net transition obligation		(381,379)		(11,657,479)		(12,038,858)
Plan amendments		(21,709)		(603,826)		(625,535)

Accumulated other comprehensive loss at end of year	Ps.	(2,119,060)	Ps.	148,055,965	Ps.	145,936,905

(1)

During 2010, the number of active and inactive employees increased as compared to 2009. In addition, the average years of service, average age and average salary of employees increased, each as compared to 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The discount rate increased from 8.75% to 8.96%, while both the rate of increase in compensation levels and rate of increase in retirement pensions decreased from 5.50% to 5.10% and from 5.00% to 4.60%, respectively, each as compared to 2009. The seniority premium benefit due to death was removed and the “flat fee” of the Health Care Plan was adjusted. These changes resulted in a significant increase in actuarial gains and losses relative to the number of employees participating in the plan.

	Termination Benefits 2009		Retirement Benefits 2009		Total Benefits 2009
Accumulated other comprehensive loss at beginning of year	Ps.	1,797,175	Ps.	124,385,573	Ps.	126,182,748
Total unrecognized losses(1)		9,090,431		233,126,120		242,216,551
Net amortization of gains and losses		174,238		(36,135)		138,103
Amortization of net transition obligation		(381,379)		(11,657,479)		(12,038,858)
Plan amendments		(21,709)		(603,826)		(625,535)

Accumulated other comprehensive loss at end of year	Ps.	10,658,756	Ps.	345,214,253	Ps.	355,873,009

(1)	During 2009, expected long-term rate of return of assets, rate of increase in compensation levels and healthcare cost trend rate each increased as compared to 2008, from 8.50% to 8.75%, from 5.00% to 5.50%, and from 5.50% to 5.93%, respectively. Additionally, the rate of increase in compensation levels increased by 0.5 percentage points. These changes resulted in a significant increase in actuarial gains and losses relative to the number of employees participating in the plan.

Actuarial assumptions, expressed in nominal rates, used in the calculation of employee benefits plan cost under U.S. GAAP as of December 31, 2010, 2009 and 2008, were as follows:

	2010	2009	2008
Discount rate	8.96%	8.75%	8.75%
Rate of increase in compensation levels	5.10%	5.50%	5.00%
Expected long-term rate of return on assets	8.75%	8.75%	8.50%
Health care cost trend rate	5.93%	5.93%	5.50%
Rate of increase in retirement pensions	4.60%	5.00%	5.93%

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2010 and 2009 were Ps. 4,312,712 and Ps. 4,260,829, respectively.

The expected timing of payments of employee benefits according to the plans in each of the next ten years, through 2020, is as follows:

Year	Retirement and Termination Expected Benefit Payment		Post-retirement Expected Benefit Payment
2011	Ps.	62,302,824	Ps.	41,059,052
2012		29,071,275		22,331,987
2013		31,867,599		24,473,548
2014		35,826,452		26,767,294
2015		39,293,838		29,250,596
2016		41,799,542		31,133,371
2017		44,098,181		33,001,801
2018		45,517,624		34,227,802
2019		46,749,044		35,884,421
2020		44,576,982		35,585,932

Total	Ps.	421,103,361	Ps.	313,715,804

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2010 and 2009, all of PEMEX’s plan assets were invested, either directly or through mutual funds, in Mexican Government bonds and bonds issued by financial institutions listed on the Mexican Stock Exchange. The following table shows PEMEX’s actual investment allocation at December 31 of each year.

Securities	2010		2009
Mexican Government Securities (“MGS”)	Ps.	713,712	Ps.	1,090,442
Bonds issued by financial institutions listed on the Mexican Stock Exchange		2,396,647		1,536,327
Mutual funds consisting of 100% MGS		—		522,351

Total	Ps.	3,110,359	Ps.	3,149,120

Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the healthcare cost trend rate was to increase net expense for other post-retirement benefits by Ps. 17,235,983 for 2010, Ps. 24,607,685 for 2009 and Ps. 14,053,773 for 2008, and to increase the accumulated post-retirement benefit obligation by Ps. 168,212,154 for 2010, Ps. 238,461,119 for 2009 and Ps. 99,032,498 for 2008. The effect of a 1% decrease in the healthcare cost trend rate was to decrease net expense for other post-retirement benefits by Ps. 11,837,458 for 2010, Ps. 16,036,265 for 2009 and Ps. 11,706,879 for 2008, and to decrease the accumulated post-retirement benefit obligation by Ps. 120,410,538 for 2010, Ps. 160,752,480 for 2009 and Ps. 82,636,860 for 2008.

PEMEX recognized GAAP codified in Topic 715, and included their effects in the results of the actuarial valuation of its labor obligations, effective January 1, 2007. The following tables present a reconciliation of the beginning and ending balances of the accumulated post-retirement benefit obligation and the fair value of plan assets as of December 31, 2010 and 2009:

	Employee Benefits
	2010		2009
Change in projected benefit obligation (PBO):
Projected benefit obligation (PBO) at beginning of year	Ps.	919,342,584	Ps.	638,331,390
Service cost		15,851,605		12,840,490
Interest cost		71,916,878		52,965,223
Actuarial (gains) losses		(190,231,036)		239,273,584
Benefits paid		(29,594,286)		(24,068,103)

Projected benefit obligation at end of year	Ps.	787,285,745	Ps.	919,342,584

Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	3,149,120	Ps.	5,109,406
Actual return on plan assets		625,303		498,815
Company contributions		24,620,000		20,161,737
Benefits paid		(25,284,064)		(22,620,838)

Fair value of plan assets at end of year	Ps.	3,110,359	Ps.	3,149,120

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Additional fair value disclosures about plan assets as of December 31, 2010 and 2009 are as follows:

	Fair Value Measurements as of December 31, 2010
Asset Category	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Mexican Government Securities (MGS)	Ps.	713,712	Ps.	713,712	Ps.	—	Ps.	—
Bonds issued by financial institutions listed on the Mexican Stock Exchange		2,396,647		2,396,647		—		—

Total	Ps.	3,110,359	Ps.	3,110,359	Ps.	—	Ps.	—

	Fair Value Measurements as of December 31, 2009
Asset Category	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Mexican Government Securities (MGS)	Ps.	1,090,442	Ps.	1,090,442	Ps.	—	Ps.	—
Bonds issued by financial institutions listed on the Mexican Stock Exchange		1,536,327		1,536,327		—		—
Mutual Funds consisting of 100% MGS		522,351		522,351

Total	Ps.	3,149,120	Ps.	3,149,120	Ps.	—	Ps.	—

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

•	The Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) and the Fideicomiso de Cobertura Laboral y de Vivienda (Labor and Housing Guarantee Trust, or “FICOLAVI”) consist of 100% MGS.

(e)	Leases

As of December 31, 2010 and 2009, PEMEX did not have any significant operating lease arrangements. However, PEMEX did enter in 2008 into capital lease arrangements for a total of U.S. $435,235 in payments at an implicit fixed rate of 7.96% to 8.00% and an established term of 2008-2019 (see Note 10).

(f)	Supplemental geographic information

The majority of PEMEX’s operations are in Mexico. The following shows PEMEX’s domestic and export sales for the years ended December 31 (on a Mexican FRS basis):

	2010		2009		2008
Domestic sales	Ps.	683,853,335	Ps.	596,369,519	Ps.	679,754,126
Export sales:
United States		491,091,912		400,445,291		528,741,009
Canada; Central and South America		16,875,503		10,636,415		35,020,496
Europe		56,526,837		46,877,837		62,850,659
Far East		28,413,431		30,300,753		17,806,074

Total export sales	Ps.	592,907,683	Ps.	488,260,296	Ps.	644,418,238
Services income		5,303,292		5,291,516		4,777,588

Total sales	Ps.	1,282,064,310	Ps.	1,089,921,331	Ps.	1,328,949,952

PEMEX does not have significant long-lived assets outside of Mexico.

For the years ended December 31, 2010, 2009 and 2008, under Mexican FRS, PEMEX recognized non-cash fixed asset impairment charges and, in 2010 and 2008, reversals as discussed in Note 21 I(f).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(g)	Valuation and qualifying accounts

The valuation and qualifying accounts for PEMEX are as follows:

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
For the year ended December 31, 2010:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps. 1,354,849	Ps. 326,448	Ps. (124,444)	Ps. 1,556,853

For the year ended December 31, 2009:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps. 1,738,099	Ps. 81,990	Ps. (465,240)	Ps. 1,354,849

For the year ended December 31, 2008:
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	Ps. 1,490,934	Ps. 515,479	Ps. (268,314)	Ps. 1,738,099

Note:	The above valuation and qualifying accounts are presented in accordance with U.S. GAAP. The Mexican FRS accounts titled “Reserve for sundry creditors and others” and “Reserve for employee benefits” are accrued liability accounts, not valuation and qualifying accounts, and have not been included in the table above (which includes the reserve for dismantlement and abandonment activities).

(h)	Significant risks and uncertainties

Environmental

The ultimate costs to be incurred in relation to PEMEX’s environmental contingencies may exceed the total amounts reserved. Additional liabilities may be accrued as assessment work is completed, and formal remediation plans are formulated. Numerous factors affect the reliability and precision of cleanup cost estimates, including the individual characteristics of each affected site, the lack of specific guidance as to permissible levels of pollution and the type of technology available for remediation, as well as general economic factors, such as inflation.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

Labor

PEMEX employees belonging to the Petroleum Workers’ Union (the “Union”) represent approximately 79% of its workforce. They have a collective bargaining agreement, which is renegotiated every two years. On July 23, 2009, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2009. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2011. In July 2010, Petróleos Mexicanos and the Union agreed to a 4.9% increase in wages and a 0.41% increase in other benefits under the existing collective bargaining agreement. In addition, Petróleos Mexicanos and the Union entered into a Productivity Agreement, which contemplates a 1.11% increase in productivity, including a commitment to generate savings totaling at least Ps. 1.0 billion over the next 12 months.

Product prices

Because PEMEX’s major products are energy-related commodities, significant changes in the international prices of crude oil, natural gas, refined products and petrochemical products could have a significant impact on PEMEX’s results of operations in any particular year. In 2010, crude oil represented approximately 35% of PEMEX’s sales revenues net of the IEPS Tax, and prices of the products that PEMEX produces can be influenced by changes in crude oil prices, which makes it reasonably possible that PEMEX could suffer near-term severe impacts from fluctuations in such prices.

(i)	Capitalized software costs

Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs, net of amortization, as of December 31, 2010 and 2009, amounted to Ps. 6,655 and Ps. 32,755, respectively. Amortization expense for the years ended December 31, 2010, 2009 and 2008 amounted to Ps. 24,368, Ps. 96,336 and Ps. 325,529, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(j)	Supplemental condensed information on a U.S. GAAP basis

The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this Note.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2010 AND 2009

	2010		2009
Assets:
Total current assets	Ps.	317,147,899	Ps.	349,696,690
Wells, pipelines, properties, plant and equipment, net		1,064,641,518		956,834,267
Current deferred income tax assets		503,377		289,606
Other assets		17,898,140		14,748,989

Total assets	Ps.	1,400,190,934	Ps.	1,321,569,552

Liabilities:
Current liabilities	Ps.	208,376,392	Ps.	248,868,618
Current reserve for employee benefits		74,625,335		69,306,798

Total current liabilities		283,001,727		318,175,416
Long-term debt		575,170,797		529,258,434
Reserve for sundry creditors and others		55,493,441		43,524,319
Reserve for employee benefits		709,550,051		846,886,666
Noncurrent deferred income tax liabilities		7,338,545		6,883,931

Total liabilities		1,630,554,561		1,744,728,766

Total equity (deficit)		(230,363,627)		(423,159,214)

Total liabilities and equity	Ps.	1,400,190,934	Ps.	1,321,569,552

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2010, 2009 AND 2008

	2010		2009		2008
Total revenues	Ps.	1,282,064,310	Ps.	1,089,921,331	Ps.	1,328,949,952
Cost of sales		611,221,880		529,465,560		597,279,059

Gross income		670,842,430		560,455,771		731,670,893
General expenses		104,252,731		100,509,000		103,806,044

Operating income		566,589,699		459,946,771		627,864,849
Other revenues		72,008,040		40,293,018		197,990,840
Comprehensive financing result (cost)		(3,276,791)		(5,093,650)		(123,863,092)
Profit sharing in non-consolidated subsidiaries and affiliates		1,118,176		(1,291,487)		1,815,570

Income before taxes, duties and other, and non-controlling interest		636,439,124		493,854,652		703,808,167
Taxes and duties, net of IEPS Tax		(654,098,852)		(546,587,044)		(771,714,426)
Non-controlling interest		217,437		160,285		140,652

Net loss	Ps.	(17,442,291)	Ps.	(52,572,107)	Ps.	(67,765,607)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2010, 2009 AND 2008

	2010		2009		2008
Operating Activities:
Net loss for the year	Ps.	(17,442,291)	Ps.	(52,572,107)	Ps.	(67,765,607)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization		94,160,021		74,661,616		87,087,987
Net periodic cost of employee benefits		107,028,936		77,815,719		84,865,076
Impairment		—		1,731,229		—
Loss on disposal of fixed assets		3,074,468		—		—
Non-controlling interest		(217,437)		(160,285)		140,652
Unrealized foreign exchange (gain) loss		(28,458,699)		(11,350,064)		93,672,090
Interest expense		981,319		1,305,465		(2,800,590)
Profit sharing in subsidiaries		(1,118,176)		1,291,487		(1,815,570)
Deferred income taxes		240,843		(152,872)		(261,357)
Unsuccessful wells		5,276,181		13,934,521		—
Unrealized losses on financial instruments		7,521,648		—		—

		171,046,813		106,504,709		193,122,681

Changes in operating assets and liabilities:
Accounts and notes receivable		23,910,258		(5,162,958)		(34,644,747)
Inventories		(1,134,480)		28,568,497		915,789
Other assets		(1,795,472)		28,079,171		—
Accounts payable and accrued liabilities		(10,495,715)		43,625,973		(112,706,461)
Employee benefits contributions and payments		(29,110,910)		(24,534,500)		(21,993,033)

Cash flows provided by operating activities		152,420,494		177,080,892		24,694,229

Investing Activities:
Acquisition and disposal of fixed assets, net		(186,314,964)		(214,042,970)		(130,113,343)
Investments in subsidiaries		—		—		555,482

Cash flows used in investing activities		(186,314,964)		(214,042,970)		(129,557,861)

Financing Activities:
Proceeds from new long-term financing		235,881,933		160,177,586		82,250,821
Financing payments		(197,098,458)		(107,544,073)		(76,924,343)
Increase in equity of Subsidiary Entities		122		467,210		35,457,462

Cash flows provided by financing activities		38,783,597		53,100,723		40,783,940

Effects of change in cash value		(1,767,903)		(2,183,412)		7,306,847
Increase (decrease) in cash and cash equivalents		3,121,224		13,955,233		(56,772,845)
Cash and cash equivalents, beginning of period		128,179,628		114,224,395		170,997,240

Cash and cash equivalents, end of period	Ps.	131,300,852	Ps.	128,179,628	Ps.	114,224,395

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	38,722,581	Ps.	28,759,639	Ps.	82,232,650
Taxes paid	Ps.	654,140,649	Ps.	521,309,530	Ps.	778,296,131

Supplemental non-cash disclosures:
Unrealized gains on available-for-sale investment securities	Ps.	—	Ps.	2,156,104	Ps.	5,936,887
Effect in equity of employee benefits		209,936,104		(229,690,261)		85,116,605
Derivative financial instruments	Ps.	(390,909)	Ps.	2,532,882	Ps.	(1,268,722)

The line items entitled “Proceeds from long-term financing” and “Financing payments” were originally presented on a net basis in PEMEX’s Consolidated Statement of Cash Flows for the years ended December 31, 2009 and 2008 and are now presented on a gross basis with the purpose of making them comparable with PEMEX’s Consolidated Statement of Cash Flows for the year ended December 31, 2010. In addition, capital additions that were classified as financings have been eliminated from the line items “Proceeds from new long-term financing” and “Acquisitions and disposal of fixed assets.”

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

(k)	Cash and cash equivalents

Changes to Mexican FRS C-1 were effective on January 1, 2010. See Notes 3 (z) and 5. These changes require the presentation of restricted cash as part of the line item “Cash and cash equivalents” on the balance sheet.

Under U.S. GAAP, ASC 210-10-S99-1 states that separate disclosure on the balance sheet shall be made for cash items which are restricted as to withdrawal or usage. The provisions related to any restrictions shall be described in the footnotes to the financial statements. See Notes 3 (z) and 5.

Accordingly, the amount presented in the line item “Cash and cash equivalents, end of period” in the Consolidated Statement of Cash Flows prepared for U.S. GAAP purposes will not match the amount presented in the line item “Cash and cash equivalents at the end of the year” in the Consolidated Statement of Cash Flows prepared under Mexican FRS.

(l)	Recently adopted accounting standards

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): “Accounting for Transfers of Financial Assets” (“ASU 2009-16”). ASU 2009-16 removes the concept of a QSPE from Topic 860, and also eliminates the exception from applying ASC Subtopic 810-10 “Consolidation” to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of ASU 2009-16 as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of ASU 2009-16 when determining whether a transfer of financial assets qualifies for sale accounting. ASU 2009-16 also clarifies the Topic 860 sale accounting criteria pertaining to legal isolation and effective control, and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. ASU 2009-16 became effective for a reporting entity’s annual as well as interim periods, starting with its first annual reporting period beginning after November 15, 2009. PEMEX adopted the new guidance as of January 1, 2010. The adoption of ASU 2009-16 did not affect PEMEX’s financial position or results of operations

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Multiple-Element Arrangements” to eliminate the requirement that all undelivered elements have vendor-specific objective evidence (“VSOE”) of selling price or third party evidence (“TPE”) of selling price before a reporting entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities are required to estimate the selling prices of those elements. The overall arrangement fee is to be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements is no longer permitted under ASU 2009-13. Additionally, the new guidance requires entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 became effective for revenue arrangements entered into or materially modified in a reporting entity’s fiscal years beginning on or after June 15, 2010. PEMEX adopted the new guidance as of June 15, 2010. The adoption of ASU 2009-13 did not affect PEMEX’s financial position or results of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

In January 2010, the provisions of Topic 820 were modified to require additional disclosures, including of transfers in and out of Level 1 and 2 fair value measurements and the gross basis presentation of the reconciliation of Level 3 fair value measurements. This guidance became effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures related to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 (including interim periods). Early adoption is permitted, and PEMEX adopted all of the revised provisions of Topic 820 effective December 31, 2009. Since only disclosures are affected by these requirements, the adoption of these provisions did not affect PEMEX’s financial position or results of operations.

(m)	Recently issued accounting standards

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” which significantly increases the amount of information required to be disclosed with respect to the credit quality of financing receivables and the allowance for credit losses, while also requiring that such disclosures to be made at a greater level of disaggregation. ASU 2010-20 is effective for non-public companies in fiscal years ending on or after December 15, 2011. The adoption of this guidance in 2011 will affect PEMEX’s disclosures relating to notes receivable.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,” a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The new guidance allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for a non-public company. PEMEX expects that the adoption of this new guidance in 2012 will not have a material impact on its consolidated financial statements.

(n)	Deferred income taxes

PEMEX follows the provisions of the revised FRS D-4 for Mexican FRS purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes under U.S. GAAP in accordance with ASC Topic 740 “Income taxes.”

As described in Note 18, during 2005, a new fiscal regime applicable to Petróleos Mexicanos and its Subsidiary Entities was enacted. Beginning on January 1, 2006, certain Subsidiary Companies of PEMEX became subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate. The statutory corporate income tax rate in Mexico was 28% for 2008 and 30% for each of 2010 and 2009. As a result of the change in fiscal regime in 2005, PEMEX began generating deferred income taxes during that year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

As of December 31, 2010 and 2009, the primary components of the net deferred tax liability under U.S. GAAP consisted of the following:

	2010		2009
Current deferred tax asset:
Accounts and other receivables	Ps.	629,910	Ps.	967,189
Inventories		162,571		155,098
Accrued liabilities		329,254		297,555
Prepaids and other current assets		(19,105)		(53,040)

Total current deferred tax asset		1,102,630		1,366,802
Less: current valuation allowance		(599,253)		(1,077,196)

Net current deferred tax asset	Ps.	503,377	Ps.	289,606

Noncurrent deferred tax asset:
Contingencies	Ps.	1,187,499	Ps.	1,258,739
Reserve for environmental costs		1,017,289		1,090,190
Other assets		182,115		182,116
Fixed assets		(2,496,733)		1,138,008

Total noncurrent deferred tax asset		(109,830)		3,669,053
Less: noncurrent valuation allowance		59,690		(2,891,632)

Net noncurrent deferred tax asset	Ps.	(50,140)	Ps.	777,421

Noncurrent deferred tax liability:
Derivative financial instruments	Ps.	306,049	Ps.	(29,846)
Fixed assets		(7,594,454)		(7,631,506)

Net noncurrent deferred tax liability		(7,288,405)		(7,661,352)

Total noncurrent deferred tax liability		(7,338,545)		(6,883,931)

Net deferred tax liability	Ps.	(6,835,168)	Ps.	(6,594,325)

Net deferred tax liability under U.S. GAAP	Ps.	(6,835,168)	Ps.	(6,594,325)
Net deferred tax liability under Mexican FRS		(7,215,760)		(6,933,120)

Net U.S. GAAP adjustments to the net deferred tax liability	Ps.	380,592	Ps.	338,795

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Due to the items presented in the table below, Income Tax and Hydrocarbon Income Tax on income (loss) from continuing operations before taxes differed from the amounts computed by applying to income (loss) the Mexican statutory rate of 30% for both Income Tax and Hydrocarbon Income Tax.

	2010		2009		2008
Income Tax:
Computed “expected” tax expense	Ps.	1,198,550	Ps.	1,837,132	Ps.	2,463,151
Effects of inflation, net		(34,055)		(80,936)		(96,070)
Non-deductible expenses		344,147		—		110,279
Other, net		216,164		(348)		119,589

Income Tax Expense	Ps.	1,724,806	Ps.	1,755,848	Ps.	2,596,949

Hydrocarbon Income Tax:
Computed “expected” tax (benefit) expense	Ps.	(2,089,132)	Ps.	4,157,708	Ps.	1,501,210
Effects of inflation, net		(2,270,946)		(2,036,386)		182,556
Non-taxable loss (profit) sharing in subsidiaries, affiliates and others		5,559,490		(1,707,854)		(155,779)
Non-deductible expenses		358,978		2,043,168		19,570
Other, net		942,965		—		22,731

Income Tax Expense	Ps.	2,501,355	Ps.	2,456,636	Ps.	1,570,288

PEMEX adopted the guidance codified in Topic 740, which clarifies the accounting for uncertain tax positions, requiring that an entity recognize in its consolidated financial statements the impact of a tax position if—based on the technical merits of that position—it is more likely than not to be sustained upon further examination. Recognized income tax positions are measured at the largest amount for which there is a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period during which the change in judgment occurs. PEMEX’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits only if and when required as a component of other income (expense) in the consolidated statements of operations. The adoption of Topic 740 did not have any effect on PEMEX’s consolidated financial statements.

As of January 1, 2008, and for the years ended December 31, 2010, 2009 and 2008, PEMEX did not have any unrecognized tax benefits and thus recorded no related deferred tax, Income Tax or Hydrocarbon Income Tax. In addition, PEMEX does not expect its amount of unrecognized tax benefits to change significantly within the next 12 months. The income tax returns of Petróleos Mexicanos, its Subsidiary Companies and Subsidiary Entities, for tax years 2003 and thereafter, remain subject to examination by the Mexican tax authorities. See Note 16.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

In March 2005, the FASB issued GAAP that PEMEX adopted on December 31, 2005 and which are codified in ASC Topic 410 “Asset Retirement and Environmental Obligations” (“Topic 410”). Topic 410 clarifies that the phrase “conditional asset retirement obligation,” as used in Topic 410, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists as to the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Topic 410 acknowledges that, in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. Topic 410 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of Topic 410 did not have a material impact on PEMEX’s financial position or results of operations.

The following table indicates the changes to PEMEX’s pre-tax asset retirement obligations in 2010 and 2009:

	2010		2009
Balance as of January 1	Ps.	24,488,953	Ps.	18,775,594
Liabilities incurred		11,921,737		2,360,394
Accretion expense		3,428,357		2,453,572
Currency exchange gain		(2,140,418)		899,393

Balance as of December 31	Ps.	37,698,629	Ps.	24,488,953

NOTE 22—	SUBSIDIARY GUARANTOR INFORMATION, PIDIREGAS LIABILITIES AND THE PEMEX PROJECT FUNDING MASTER TRUST (THE MASTER TRUST):

The following consolidating information presents condensed consolidating balance sheets at December 31, 2010 and 2009 and condensed consolidating statements of operations and cash flows for the years ended December 31, 2010, 2009 and 2008 of Petróleos Mexicanos, the Master Trust, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (as defined below; excluding the Master Trust).

These statements are prepared in conformity with Mexican FRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust is full and unconditional. The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ guaranty of the Master Trust’s payment obligations are full and unconditional and joint and several.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

(ii)	the obligation of Petróleos Mexicanos and of the Subsidiary Guarantor which is sponsoring the relevant PIDIREGAS to make such payments to the Master Trust as may be necessary for the Master Trust to fulfill its payment obligations in respect of any financings into which the Master Trust has entered in connection with such project; and

(iii)	the joint and several obligation of Petróleos Mexicanos and each of the aforementioned Subsidiary Guarantors to indemnify the Master Trust with respect to any liability incurred by the Master Trust in connection with PIDIREGAS.

As discussed in Note 3(b), as a result of the amendments to the Federal Law of Budget and Fiscal Accountability, the Master Trust no longer participates in PIDIREGAS financings. During the second half of 2009, Petróleos Mexicanos assumed, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Table 2: Registered Debt Securities of Petróleos Mexicanos

Security	Issuer	Guarantors	Principal Amount Outstanding
8.00% Notes due 2019	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $1,999,369

9 1/4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	9,296

9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	102,149

4.875% Notes due 2015	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,462,438

6.000% Notes due 2020	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	990,802

5.50% Notes due 2021	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	1,997,607

6.625% Notes due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	998,500

The significant differences between Mexican FRS and U.S. GAAP, as they affect PEMEX, are described in Note 21. The following also presents the reconciliation of equity to U.S. GAAP as of December 31, 2010 and 2009, and the reconciliation of income to U.S. GAAP for each of the three years ended December 31, 2010, 2009 and 2008, for each of Petróleos Mexicanos, the Master Trust, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries.

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2010 and as of the date of this report, and all guaranteed debt is issued by Petróleos Mexicanos. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2010

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	119,143,004	Ps.	—	Ps.	4,028,458	Ps.	10,415,617	Ps.	—	Ps.	133,587,079
Accounts, notes receivable and other, net, and derivative financial instruments		22,817,297		1,456,154		52,313,653		65,217,490		—		141,804,594
Accounts receivable—inter-company		630,670,609		10,213,142		1,133,661,493		129,023,848		(1,903,569,092)		—
Inventories, net		218,937		—		20,748,094		17,070,529		—		38,037,560

Total current assets		772,849,847		11,669,296		1,210,751,698		221,727,484		(1,903,569,092)		313,429,233
Long-term receivables—inter-company		554,582,569		—		1,623,531		—		(556,206,100)		—
Investments in shares		386,540,118		—		2,893,550		6,760,108		(385,077,696)		11,116,080
Wells, pipelines, properties, plant and equipment, net		8,816,611		—		1,033,683,586		18,887,704		—		1,061,387,901
Other assets		2,575,973		—		1,732,962		2,473,125		—		6,782,060

Total assets	Ps.	1,725,365,118	Ps.	11,669,296	Ps.	2,250,685,327	Ps.	249,848,421	Ps.	(2,844,852,888)	Ps.	1,392,715,274

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	76,946,263	Ps.	—	Ps.	11,720,648	Ps.	887,706	Ps.	—	Ps.	89,554,617
Accounts payable—inter-company		1,109,439,763		11,243,503		690,146,918		80,874,531		(1,891,704,715)
Other current liabilities		8,522,137		425,793		85,193,611		23,557,470		—		117,699,011

Total current liabilities		1,194,908,163		11,669,296		787,061,177		105,319,707		(1,891,704,715)		207,253,628
Long-term debt		551,292,814		—		16,278,366		7,599,617		—		575,170,797
Long-term payables—inter-company		1,785,677		—		563,061,747		3,219,571		(568,066,995)		—
Reserve for employee benefits, dismantlement and abandonment activities, sundry creditors and others		92,253,241		—		564,555,000		67,266,025		—		724,074,266

Total liabilities		1,840,239,895		11,669,296		1,930,956,290		183,404,920		(2,459,771,710)		1,506,498,691
EQUITY		(114,874,777)		—		319,729,037		66,443,501		(385,081,178)		(113,783,417)

Total liabilities and equity	Ps.	1,725,365,118	Ps.	11,669,296	Ps.	2,250,685,327	Ps.	249,848,421	Ps.	(2,844,852,888)	Ps.	1,392,715,274

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

As of December 31, 2010

	Petróleos Mexicanos	Master Trust	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	PEMEX Consolidated
Equity under Mexican FRS	Ps. (114,874,777)	Ps. —	Ps. 319,729,037	Ps. 66,443,501	Ps. (385,081,178)	Ps. (113,783,417)
U.S. GAAP adjustments:
Exploration and drilling costs	—	—	9,400,346	—	—	9,400,346
Employee benefits	3,498,443	—	19,826,642	(198,501)	—	23,126,584
Effect in equity of employee benefits	(49,009,014)	—	(88,982,242)	(7,945,649)	—	(145,936,905)
Accrued vacations	(191,794)	—	(841,411)	(89,559)	—	(1,122,764)
Fixed asset adjustments:
Capitalized gains of derivative financial instruments, net	—	—	1,342,407	—	—	1,342,407
Capitalization of interest, net	117,066	—	(866,559)	1,798,296	—	1,048,803
Impairment, net	—	—	(5,143,431)	(3,394,508)	—	(8,537,939)
Derivative financial instruments	(1,977,381)	—	6,977,760	(1,281,713)	—	3,718,666
Deferred income taxes	—	—	380,592	—	—	380,592
Investments in subsidiaries	(69,017,530)	—	—	—	69,017,530	—

Total U.S. GAAP adjustments, net	(116,580,210)	—	(57,905,896)	(11,111,634)	69,017,530	(116,580,210)

(Deficit) equity under U.S. GAAP	Ps. (231,454,987)	Ps. —	Ps. 261,823,141	Ps. 55,331,867	Ps. (316,063,648)	Ps. (230,363,627)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	136,129,117	Ps.	3,165	Ps.	5,657,607	Ps.	17,970,427	Ps.	—	Ps.	159,760,316
Accounts, notes receivable and other, net, and derivative financial instruments		(327,436)		20,312,865		71,128,593		61,919,272		—		153,033,294
Accounts receivable—inter-company		622,039,380		4,875,056		2,573,087,093		87,951,861		(3,287,953,390)		—
Inventories, net		316,574		—		17,579,532		19,006,974		—		36,903,080

Total current assets		758,157,635		25,191,086		2,667,452,825		186,848,534		(3,287,953,390)		349,696,690
Long-term receivables—inter-company		510,944,603		—		1,073,828		—		(512,018,431)		—
Investments in shares		369,112,340		—		2,270,500		6,081,338		(367,701,777)		9,762,401
Wells, pipelines, properties, plant and equipment, net		8,352,922		—		940,602,475		18,636,103		—		967,591,500
Other assets		1,958,441		—		1,841,991		1,186,156		—		4,986,588

Total assets	Ps.	1,648,525,941	Ps.	25,191,086	Ps.	3,613,241,619	Ps.	212,752,131	Ps.	(4,167,673,598)	Ps.	1,332,037,179

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	89,924,208	Ps.	—	Ps.	5,651,911	Ps.	7,024,205	Ps.	—	Ps.	102,600,324
Accounts payable—inter-company		1,032,339,372		24,628,664		2,181,751,366		38,680,340		(3,277,399,742)		—
Other current liabilities		5,124,497		562,422		97,759,623		36,913,526		—		140,360,068

Total current liabilities		1,127,388,077		25,191,086		2,285,162,900		82,618,071		(3,277,399,742)		242,960,392
Long-term debt		508,915,525		—		11,462,993		8,879,916		—		529,258,434
Long-term payables—inter-company		1,140,937		—		517,918,264		3,513,700		(522,572,901)		—
Reserve for employee benefits, dismantlement and abandonment activities, sundry creditors and others		79,299,080		—		487,925,068		59,434,225		—		626,658,373

Total liabilities		1,716,743,619		25,191,086		3,302,469,225		154,445,912		(3,799,972,643)		1,398,877,199
EQUITY		(68,217,678)		—		310,772,394		58,306,219		(367,700,955)		(66,840,020)

Total liabilities and equity	Ps.	1,648,525,941	Ps.	25,191,086	Ps.	3,613,241,619	Ps.	212,752,131	Ps.	(4,167,673,598)	Ps.	1,332,037,179

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF EQUITY

As of December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican FRS	Ps.	(68,217,678)	Ps.	—	Ps.	310,772,394	Ps.	58,306,219	Ps.	(367,700,955)	Ps.	(66,840,020)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		10,336,866		—		—		10,336,866
Employee benefits		4,250,791		—		12,249,909		(620,221)		—		15,880,479
Effect in equity of employee benefits		(72,363,418)		—		(250,137,643)		(33,371,948)		—		(355,873,009)
Accrued vacations		(147,204)		—		(710,031)		(77,110)		—		(934,345)
Fixed asset adjustments:
Capitalized gains of derivative financial instruments, net		—		—		1,452,993		—		—		1,452,993
Capitalization of interest, net		84,806		—		(2,903,651)		1,220,578		—		(1,598,267)
Impairment, net		—		—		(17,412,879)		(3,535,946)		—		(20,948,825)
Derivative financial instruments		(69,716)		—		(3,588,470)		(1,315,695)		—		(4,973,881)
Deferred income taxes		—		—		338,795		—		—		338,795
Investments in subsidiaries		(288,074,453)		—		—		—		288,074,453		—

Total U.S. GAAP adjustments, net		(356,319,194)		—		(250,374,111)		(37,700,342)		288,074,453		(356,319,194)

(Deficit) equity under U.S. GAAP	Ps.	(424,536,872)	Ps.	—	Ps.	60,398,283	Ps.	20,605,877	Ps.	(79,626,502)	Ps.	(423,159,214)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2010

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	43,476,479	Ps.	—	Ps.	1,782,647,360	Ps.	941,083,980	Ps.	(1,490,446,801)	Ps.	1,276,761,018
Services income		22,542		—		3,469,042		2,784,311		(972,603)		5,303,292

Total sales revenues		43,499,021		—		1,786,116,402		943,868,291		(1,491,419,404)		1,282,064,310
Costs of sales		1,234,101		—		1,135,740,844		941,844,883		(1,446,529,412)		632,290,416

Gross income		42,264,920		—		650,375,558		2,023,408		(44,889,992)		649,773,894

General expenses:
Transportation and distribution expenses		—		—		32,337,425		936,761		—		33,274,186
Administrative expenses		42,751,480		—		60,611,608		10,921,400		(43,305,943)		70,978,545

Total general expenses		42,751,480		—		92,949,033		11,858,161		(43,305,943)		104,252,731

Operating income		(486,560)		—		557,426,525		(9,834,753)		(1,584,049)		545,521,163
Other (expenses) revenues, net		531,087		—		69,024,788		983,156		1,469,009		72,008,040
Comprehensive financing result (cost) income		8,561,948		—		(20,271,247)		(368,994)		108,955		(11,969,338)
Equity participation in subsidiaries		(54,831,906)		—		143,187		923,129		54,883,766		1,118,176

(Loss) income before taxes and duties		(46,225,431)		—		606,323,253		(8,297,462)		54,877,681		606,678,041
Taxes and duties		1,019,738		—		651,465,507		1,655,404		—		654,140,649

Net (loss) income for the year	Ps.	(47,245,169)	Ps.	—	Ps.	(45,142,254)	Ps.	(9,952,866)	Ps.	54,877,681	Ps.	(47,462,608)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2010

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(47,245,169)	Ps.	—	Ps.	(45,142,254)	Ps.	(9,952,866)	Ps.	54,877,681	Ps.	(47,462,608)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(936,520)		—		—		(936,520)
Employee benefits		(752,350)		—		7,576,734		421,721		—		7,246,105
Accrued vacations		(44,589)		—		(131,380)		(12,450)		—		(188,419)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net		—		—		(110,586)		—		—		(110,586)
Capitalization of comprehensive financing result		32,260		—		2,037,093		577,717		—		2,647,070
Impairment, net		—		—		12,269,450		141,436		—		12,410,886
Derivative financial instruments		(1,907,665)		—		10,566,230		33,982		—		8,692,547
Deferred income taxes		—		—		41,797		—		—		41,797
Reclassification of Pemex Finance net income to non-controlling interest		—		—		—		217,437		—		217,437
Investments in subsidiaries		32,692,661		—		—		—		(32,692,661)		—

Total U.S. GAAP adjustments, net		30,020,317		—		31,312,818		1,379,843		(32,692,661)		30,020,317

Net (loss) income for the year under U.S. GAAP	Ps.	(17,224,852)	Ps.	—	Ps.	(13,829,436)	Ps.	(8,573,023)	Ps.	22,185,020	Ps.	(17,442,291)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	40,548,192	Ps.	—	Ps.	1,526,860,323	Ps.	753,405,120	Ps.	(1,236,183,820)	Ps.	1,084,629,815
Services income		29,243		—		3,376,277		2,737,553		(851,557)		5,291,516

Total sales revenues		40,577,435		—		1,530,236,600		756,142,673		(1,237,035,377)		1,089,921,331
Costs of sales		191,627		—		1,000,833,120		755,718,392		(1,195,608,184)		561,134,955

Gross income		40,385,808		—		529,403,480		424,281		(41,427,193)		528,786,376

General expenses:
Transportation and distribution expenses		—		—		31,224,679		1,101,889		(470,371)		31,856,197
Administrative expenses		40,294,179		—		56,416,244		12,426,117		(40,483,737)		68,652,803

Total general expenses		40,294,179		—		87,640,923		13,528,006		(40,954,108)		100,509,000

Operating income		91,629				441,762,557		(13,103,725)		(473,085)		428,277,376
Other (expenses) revenues, net		(322,582)		(4,383)		37,814,232		2,320,071		485,680		40,293,018
Comprehensive financing result (cost) income		9,837,377		4,383		(25,186,611)		36,984		—		(15,307,867)
Equity participation in subsidiaries		(102,142,599)		—		—		(1,363,510)		102,214,622		(1,291,487)

(Loss) income before taxes and duties		(92,536,175)		—		454,390,178		(12,110,180)		102,227,217		451,971,040
Taxes and duties		1,965,559		—		542,599,013		2,068,486		—		546,633,058

Net (loss) income for the year	Ps.	(94,501,734)	Ps.	—	Ps.	(88,208,835)	Ps.	(14,178,666)	Ps.	102,227,217	Ps.	(94,662,018)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2009

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(94,501,734)	Ps.	—	Ps.	(88,208,835)	Ps.	(14,178,666)	Ps.	102,227,217	Ps.	(94,662,018)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,016,089)		—		—		(1,016,089)
Employee benefits		2,574,775		—		20,288,904		4,972,493		—		27,836,172
Accrued vacations		(32,918)		—		(113,079)		(9,407)		—		(155,404)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net		—		—		(110,586)		—		—		(110,586)
Capitalization of interest, net		21,910		—		2,284,427		395,037		—		2,701,374
Impairment, net		—		—		2,266,597		147,331		—		2,413,928
Derivative financial instruments		(2,831,249)		—		14,361,161		(1,315,695)		—		10,214,217
Deferred income taxes		—		—		46,014		—		—		46,014
Reclassification of Pemex Finance net income to non-controlling interest		—		—		—		160,285		—		160,285
Investments in subsidiaries		42,357,393		—		—		—		(42,357,393)		—

Total U.S. GAAP adjustments, net		42,089,911		—		38,007,349		4,350,044		(42,357,393)		42,089,911

Net (loss) income for the year under U.S. GAAP	Ps.	(52,411,823)	Ps.	—	Ps.	(50,201,486)	Ps.	(9,828,622)	Ps.	59,869,824	Ps.	(52,572,107)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2008

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	36,949,272	Ps.	—	Ps.	1,953,005,768	Ps.	1,017,569,139	Ps.	(1,683,351,815)	Ps.	1,324,172,364
Services income		25,653		—		3,485,588		2,028,341		(761,994)		4,777,588

Total sales revenues		36,974,925		—		1,956,491,356		1,019,597,480		(1,684,113,809)		1,328,949,952
Costs of sales		235,970		—		1,278,045,885		1,022,932,053		(1,647,181,449)		654,032,459

Gross income		36,738,955		—		678,445,471		(3,334,573)		(36,932,360)		674,917,493

General expenses:
Transportation and distribution expenses		—		—		32,110,242		1,851,653		—		33,961,895
Administrative expenses		39,478,175		49,226		55,732,538		11,570,510		(36,986,300)		69,844,149

Total general expenses		39,478,175		49,226		87,842,780		13,422,163		(36,986,300)		103,806,044

Operating income		(2,739,220)		(49,226)		590,602,691		(16,756,736)		53,940		571,111,449
Other (expenses) revenues, net		(1,810,567)				194,482,687		1,899,039		3,419,681		197,990,840
Comprehensive financing result (cost) income		4,306,306		(18,076,743)		(110,019,797)		796,884		15,481,634		(107,511,716)
Equity participation in subsidiaries		(109,729,141)		—		—		(2,032,201)		109,796,129		(1,965,213)
Capitalization of Master Trust operations and others		—		18,125,969		—		2,543,988		(20,669,957)		—

(Loss) income before taxes and duties		(109,972,622)		—		675,065,581		(13,549,026)		108,081,427		659,625,360
Taxes and duties		—		—		768,803,043		2,898,761		—		771,701,804

Net (loss) income for the year	Ps.	(109,972,622)	Ps.	—	Ps	. (93,737,462)	Ps.	(16,447,787)	Ps.	108,081,427	Ps.	(112,076,444)

(1)	As of the December 31, 2008, Petróleos Mexicanos was the issuer of the registered debt securities shown in Table 2 above and a full and unconditional guarantor of the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2008

	Petróleos Mexicanos(1)		Master Trust(1)		Subsidiary Guarantors(1)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(109,972,622)	Ps.	—	Ps.	(93,737,462)	Ps.	(16,447,787)	Ps.	108,081,427	Ps.	(112,076,444)
U.S. GAAP adjustments:
Exploration and drilling costs		—		—		(1,165,465)		—		—		(1,165,465)
Employee benefits		3,732,226		—		21,487,950		2,558,425		—		27,778,601
Accrued vacations		(21,377)		—		(107,558)		(13,914)		—		(142,849)
Fixed asset adjustments:
Capitalized gains of hedging financial instruments, net		—		—		(1,320,395)		—		—		(1,320,395)
Capitalization of interest, net		16,862		—		159,788		306,316		—		482,966
Impairment, net		—		—		2,936,353		265,140		—		3,201,493
Derivative financial instruments		2,761,533		—		(17,949,631)		—		—		(15,188,098)
Profit in inventory		—		—		26,755,771		—		—		26,755,771
Available-for-sale investment securities		—		—		—		3,780,783		—		3,780,783
Deferred income taxes		—		—		(12,622)		—		—		(12,622)
Reclassification of Pemex Finance net income to non-controlling interest		—		—		—		140,652		—		140,652
Investments in subsidiaries		37,821,593		—		—		—		(37,821,593)		—

Total U.S. GAAP adjustments		44,310,837		—		30,784,191		7,037,402		(37,821,593)		44,310,837

Net (loss) income for the year under U.S. GAAP	Ps.	(65,661,785)	Ps.	—	Ps.	(62,953,271)	Ps.	(9,410,385)	Ps.	70,259,834	Ps.	(67,765,607)

(1)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and the primary obligor on the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS(1)

For the year ended December 31, 2010

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating activities:
Net (loss) income for the year	Ps.	(46,225,433)	Ps.	—	Ps.	606,323,253	Ps	. (8,297,460)	Ps.	54,877,681	Ps	. 606,678,041
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		633,480		—		94,682,473		1,165,828		—		96,481,781
Impairment of fixed assets		—		—		9,958,603		—		—		9,958,603
Properties		166,287		—		2,161,892		746,289		—		3,074,468
Foreign exchange loss		(26,895,062)		—		(745,697)		(817,940)		—		(28,458,699)
Profit sharing in subsidiaries		55,260,696		—		(143,187)		(923,130)		(55,312,555)		(1,118,176)
Interest expense		63,459,978		3,500,891		13,775,575		1,239,789		(42,272,333)		39,703,900
Derivatives financial instruments		(2,144,590)		4,172,775		(2,936,798)		2,804,344		—		1,895,731
Deferred income taxes
Unsuccessful wells		—		—		5,276,181		—		—		5,276,181
Changes in operating assets and liabilities
Accounts and notes receivable and derivative financial instruments		(20,985,045)		14,683,935		21,751,735		(11,490,247)		—		3,960,378
Inter-company changes and deductions		383,440		(18,723,247)		(378,687,033)		28,181,245		368,845,595		—
Inventories		97,636		—		(3,168,562)		1,936,446		—		(1,134,480)
Other assets		(617,532)		—		109,033		(1,286,973)		—		(1,795,472)
Pensions, seniority premiums and other post-retirement benefits		11,572,967		—		65,435,900		8,155,264		—		85,164,131
Accounts payable and accrued liabilities		3,759,097		(136,629)		(652,837,487)		(10,353,242)		—		(659,568,261)

Cash flows provided by (used in) operating activities		38,465,919		3,497,725		(219,044,119)		11,060,213		326,138,388		160,118,126
Investing activities:
Increase in fixed assets, net		(335,764)		—		(182,084,993)		(2,163,719)		—		(184,584,476)
Inter-company decrease (increase) in investments		(30,747,853)		—		377,538,224		(8,436,537)		(338,353,834)		—
Investments in subsidiaries		(16,372,433)		—		(546,836)		454,048		16,465,221		—

Cash flows provided by (used in) investing activities		(47,456,050)		—		194,906,395		(10,146,208)		(321,888,613)		(184,584,476)
Financing activities:
Proceeds from long-term financing		174,306,971		—		—		61,574,962		—		235,881,933
Financing payments		(118,712,365)		—		(10,181,060)		(68,205,033)		—		(197,098,458)
Inter-company (decrease) increase in financing		644,739		—		32,265,781		(306,538)		(32,603,982)		—
Increase in equity		—		—		122		—		—		122
Interest Payments		(62,760,179)		(3,500,891)		(13,525,268)		(1,208,576)		42,272,333		(38,722,581)
Increase in equity from inter-company contribution		—		—		13,949,000		1,924,000		(15,873,000)		—

Cash flows provided by financing activities		(6,520,834)		(3,500,891)		22,508,575		(6,221,185)		(6,204,649)		61,016

Increase (decrease) in cash and cash equivalents		(15,510,965)		(3,166)		(1,629,149)		(5,307,180)		(1,954,874)		(24,405,334)
Effects of change in cash value		(1,475,148)		—		—		(2,247,629)		1,954,874		(1,767,903)
Cash and cash equivalents, beginning of period		136,129,117		3,166		5,657,607		17,970,426		—		159,760,316

Cash and cash equivalents, end of period	Ps	. 119,143,004	Ps	.—	Ps.	4,028,458	Ps	. 10,415,617	Ps	.—	Ps	. 133,587,079

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS(1)

For the year ended December 31, 2009

	Petróleos Mexicanos	Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries	Eliminations		PEMEX Consolidated
Operating activities:
Net (loss) income for the year	Ps. (92,536,174)	Ps.	—	Ps.	454,390,178	Ps. (12,110,179)	Ps.	102,227,215	Ps. 451,971,040
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	673,638		—		75,074,340	1,142,709		—	76,890,687
Disposal of fixed assets	158,118		—		749,646	40,961		—	948,725
Impairment of fixed assets	—		—		1,731,229	—		—	1,731,229
Foreign exchange loss	(16,827,273)		—		—	(1,622,079)		—	(18,449,352)
Profit sharing in subsidiaries	102,155,193		—		—	1,363,510		(102,227,216)	1,291,487
Interest expense	51,881,945		—		15,818,568	1,600,191		(19,882,766)	49,417,938
Financial instruments	(3,649,625)		(5,905,280)		(5,570,061)	5,161,225		—	(9,963,741)
Unsuccessful wells	—		—		13,934,521	—		—	13,934,521
Changes in operating assets and liabilities
Accounts and notes receivable and derivative financial instruments	84,182,722		(12,476,251)		(43,787,677)	(36,194,185)		—	(8,275,391)
Inter-company changes and deductions	66,878,071		10,214,034		642,848,687	51,339,927		(771,280,719)	—
Inventories	6,556		27,967		34,666,045	(6,132,072)		—	28,568,496
Other assets	(1,067,615)		1,717,073		500,159	10,170,203		—	11,319,820
Pensions, seniority premiums and other post-retirement benefits	11,822,461		—		60,749,584	8,545,346		—	81,117,391
Accounts payable and accrued liabilities	(2,278,548)		(12,159,152)		(468,113,266)	6,255,187		—	(476,295,779)

Cash flows provided by (used in) operating activities	201,399,469		(18,581,609)		782,991,953	29,560,744		(791,163,486)	204,207,071
Investing activities:
Increase in fixed assets, net	(552,001)		—		(207,062,724)	(2,642,879)		(2,974,534)	(213,232,138)
Inter-company decrease (increase) in investments	711,507,677		826,019,534		(263,290,104)	15,295,512		(1,289,532,619)	—
Investments in subsidiaries	(15,055,950)		—		(263,610)	896,901		14,422,659	—

Cash flows provided by (used in) investing activities	695,899,726		826,019,534		(470,616,438)	13,549,534		(1,278,084,494)	(213,232,138)
Financing activities:
Proceeds from long-term financing	159,607,538		—		570,048	—		—	160,177,586
Financing payments	(90,551,804)		—		(2,635,574)	(6,420,119)		—	(99,607,497)
Inter-company (decrease) increase in financing	(900,820,678)		(811,594,167)		(309,629,833)	(42,402,631)		2,064,447,309	—
Increase in equity	(27,502)		—		494,416	296		—	467,210
Interest Payments	(51,537,064)		—		(15,818,568)	(1,600,191)		19,882,766	(49,073,057)
Increase in equity from inter-company contribution	—		—		15,082,095	—		(15,082,095)	—

Cash flows provided by financing activities	(883,329,510)		(811,594,167)		(311,937,416)	(50,422,645)		2,069,247,980	11,964,242

Increase (decrease) in cash and cash equivalents	13,969,685		(4,156,242)		438,099	(7,312,367)		—	2,939,175
Effects of changes in cash value	(2,060,116)		—		—	—		—	(2,060,116)
Cash and cash equivalents, beginning of period	124,219,548		4,159,407		5,219,508	25,282,794		—	158,881,257

Cash and cash equivalents, end of period	Ps. 136,129,117	Ps.	3,165	Ps.	5,657,607	Ps. 17,970,427	Ps.	—	Ps. 159,760,316

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS(1)

For the year ended December 31, 2008

	Petróleos Mexicanos(2)		Master Trust(2)		Subsidiary Guarantors(2)		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating activities:
Net (loss) income for the year	Ps.	(109,972,621)	Ps.	—	Ps.	675,065,581	Ps.	(13,549,026)	Ps.	108,081,426	Ps.	659,625,360
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		604,304		—		88,142,297		1,093,894		—		89,840,495
Disposal of fixed assets		106,809		—		169,901		40,484		—		317,194
Impairment		—		—		—		107,203		—		107,203
Foreign exchange loss		2,484,852		91,742,720		—		—		—		94,227,572
Financial instruments		1,989,233		—		(10,877,463)		11,207,394		—		2,319,164
Accrued interest		36,636,495		15,069,861		18,977,664		3,269,809		(21,837,790)		52,116,039
Profit sharing in subsidiaries		109,729,782		—		—		2,032,201		(109,796,770)		1,965,213
Changes in operating assets and liabilities
Accounts and notes receivable		(83,409,342)		(1,816,588)		78,973,414		16,193,708		—		9,941,192
Inter-company changes and deductions		185,888,136		8,154,310		120,304,581		(14,182,233)		(300,164,794)		—
Inventories		(9,846)		(27,967)		25,336,727		2,372,646		—		27,671,560
Other assets		63,393		(1,717,074)		(1,532,437)		(10,318,114)		—		(13,504,232)
Accounts payable and accrued liabilities		(1,681,694)		2,832,726		(889,995,728)		(11,172,093)		—		(900,016,789)
Employee benefits contributions and payments		12,542,905		—		70,704,402		7,403,338		—		90,650,645

Cash flows provided by (used in) operating activities		154,972,406		114,237,988		175,268,939		(5,500,789)		(323,717,928)		115,260,616
Investing activities:
Increase in fixed assets, net		(764,248)		—		(131,632,765)		(1,982,352)		2,287,715		(132,091,650)
Inter-company (increase) decrease in investments		(439,825,429)		(282,658,700)		(287,321,323)		(9,125,392)		1,018,930,844		—
Increase in (deduction from) equity		—		—		2,283,893		—		(2,283,893)		—
Investments in subsidiaries		490,765		—		(882,786)		1,456,813		(1,064,792)		—

Cash flows (used in) provided by investing activities		(440,098,912)		(282,658,700)		(417,552,981)		(9,650,931)		1,017,869,874		(132,091,650)

Financing activities:
Proceeds from long-term financing		24,259,923		42,042,620		—		15,948,278		—		82,250,821
Financing payments		(28,385,973)		(47,880,810)		—		(657,559)		—		(76,924,342)
Inter-company increase (decrease) in financing		275,867,190		171,757,085		262,796,898		5,568,563		(715,989,736)		—
Interest Payments		(38,074,412)		(12,540,680)		(18,977,664)		(7,161,663)		21,837,790		(54,916,629)
Increase in equity		35,445,242		—		11,506		714		—		35,457,462

Cash flows provided by (used in) financing activities		269,111,970		153,378,215		243,830,740		13,698,333		(694,151,946)		(14,132,688)

(Decrease) increase in cash and cash equivalents		(16,014,536)		(15,042,497)		1,546,698		(1,453,387)		—		(30,963,722)
Effects of change in cash value		6,989,164		—		—		—		—		6,989,164
Cash and cash equivalents, beginning of period		133,244,922		19,201,904		3,672,809		26,736,180		—		182,855,815

Cash and cash equivalents, end of period	Ps.	124,219,550	Ps.	4,159,407	Ps.	5,219,507	Ps.	25,282,793	Ps.	—	Ps.	158,881,257

(1)	The presentation of the accompanying cash flows statement is prepared in accordance with U.S. GAAP. The amounts included in the accompanying cash flows statement are prepared in accordance with Mexican FRS.
(2)	Petróleos Mexicanos is the issuer of the registered debt securities shown in Table 2 above and the primary obligor on the registered debt securities shown in Table 1 above. As of December 31, 2008, the Master Trust was the issuer of the registered debt securities shown in Table 1 above, but was not an obligor on the registered debt securities shown in Table 2 above. The Subsidiary Guarantors are full and unconditional guarantors of the registered debt securities shown in both Table 1 and Table 2 above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

NOTE 23—	SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED):

Effective January 1, 2010, certain of the SEC’s rules were revised in order to modernize the reporting requirements applicable to companies such as PEMEX in respect of oil and other hydrocarbon reserves. The most significant of these revisions include the following:

•

Crude oil prices. Evaluation of the economic producibility of reserves and discounted cash flows must each be based on a 12-month average crude oil price that is calculated by using the price on the first day of each month during the period, unless contractual arrangements designate a different price to be used.

•

Proved undeveloped reserves. Reserves may be classified as proved undeveloped reserves if: (1) there is a high degree of confidence that the relevant quantities of such reserves will be recovered; and (2) the related drilling is scheduled to begin within the next five years, unless the specific circumstances justify a longer time.

•

Reserves estimation using new technologies. Reserves may be estimated through the use of reliable advanced technologies in addition to those, such as flow tests and production history, previously recognized by the SEC.

•

Reserves estimation personnel and process. Additional disclosure is required regarding the qualifications of those who oversee a company’s reserves estimation process. A general discussion of the internal controls used to assure the objectivity of reserves estimates is also required.

•	Non-Traditional Resources. The definition of “oil and gas producing activities” has been expanded, and focuses on the marketable product, rather than on the method of extraction.

There has been no material change in Mexico’s proved reserves as a result of the application of these revised SEC rules.

During 2010, PEMEX did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of its reserves estimation efforts, PEMEX has undertaken the internal certification of its estimates of Mexico’s reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related reserves from the Gerencia de Reservas de Hidrocarburos y Proyectos de Explotación (Hydrocarbons Reserves and Exploitation Projects Management Office), the central hydrocarbon reserves management body of Pemex-Exploration and Production. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Exploitation Projects Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX’s reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

volume and temperature (“PVT”) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of these personnel have been certified by the Secretaría de Educación (Ministry of Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering, and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2010: Netherland, Sewell International, S. de R.L. de C.V. (“Netherland Sewell”); DeGolyer and MacNaughton (“D&M”); and Ryder Scott Company, L.P. (“Ryder Scott,” and, together with Netherland Sewell and D&M, the “Independent Engineering Firms”). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.0% of Mexico’s reserves. The remaining 1.0% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region, and Ryder Scott reviewed the reserves in the Northern region. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex-Exploration and Production’s reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that Pemex-Exploration and Production furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that the estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), are consistent with international reserves reporting practice, and are in accordance with the oil and gas reserves disclosure provisions of Topic 932.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The supplemental data presented herein reflect information for all of Pemex-Exploration and Production’s oil and gas producing activities. Capitalized costs and results of operations presented herein have been prepared in accordance with U.S. GAAP.

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2010	2009	2008
Proved properties	Ps. 1,399,218,514	Ps. 1,247,025,452	Ps. 1,081,337,487
Construction in progress	50,712,384	49,511,782	37,822,349
Accumulated depreciation and amortization	(646,297,200)	(581,259,886)	(512,424,965)

Net capitalized costs	Ps. 803,633,698	Ps. 715,277,348	Ps. 606,734,871

Costs incurred for oil and gas property exploration and development activities (unaudited):

	Year Ended December 31,
	2010		2009		2008
Exploration	Ps.	29,472,837	Ps.	30,914,261	Ps.	24,719,146
Development		150,439,682		151,478,371		104,104,379

Total costs incurred	Ps.	179,912,519	Ps.	182,392,632	Ps.	128,823,525

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 11,619,243, Ps. 10,120,991 and Ps. 7,981,592 for 2010, 2009 and 2008, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Results of operations for oil and gas producing activities (unaudited):

	Year Ended December 31,
	2010	2009	2008
Revenues from sale of oil and gas	Ps. 979,542,920	Ps. 828,658,256	Ps. 1,137,751,792
Hydrocarbon duties	649,740,909	537,911,164	761,217,168
Production costs (excluding taxes)	99,855,823	95,396,773	92,341,192
Other costs and expenses	33,010,856	37,263,816	52,409,969
Exploration expenses	20,943,354	25,245,456	15,985,223
Depreciation, depletion, amortization and accretion	82,640,939	61,869,294	71,041,715

	886,191,880	757,686,503	992,995,267

Results of operations for oil and gas producing activities	Ps. 93,351,040	Ps. 70,971,753	Ps. 144,756,525

Note: Numbers may not total due to rounding.

Crude oil and natural gas reserves:

A.	Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars as of December 31 (excluding production taxes):

	2010		2009		2008
Weighted average sales price per barrel of oil equivalent (“boe”)(1)	U.S.$	58.49	U.S.$	46.64	U.S.$	35.76
Crude oil, per barrel		72.25		55.41		34.64
Natural gas, per thousand cubic feet		4.52		4.06		6.26

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

B.	Crude oil and natural gas reserves (unaudited)

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2010 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms, which audit the hydrocarbons reserves. In addition, pursuant to the Regulations to the Energy Reform legislation of 2008, our proved reserves estimates as of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

December 31, 2010 were reviewed by the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or the “NHC”). The NHC approved the proved reserve estimates provided by Pemex-Exploration and Production, which were then registered and published by the Secretaría de Energía (Ministry of Energy).

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

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 2.5% in 2010, from 11,691 million barrels at December 31, 2009 to 11,394 million barrels at December 31, 2010. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 4.6% in 2010, from 8,167 million barrels at December 31, 2009 to 7,793 million barrels at December 31, 2010. These decreases were principally due to crude oil and condensates production during 2010, which was partially offset by the field development activities described below, as well as exploratory additions.

Mexico’s total proved developed and undeveloped dry gas reserves increased by 4.4% in 2010, from 11,966 billion cubic feet at December 31, 2009 to 12,494 billion cubic feet at December 31, 2010. Mexico’s proved developed dry gas reserves increased by 4.7% in 2010, from 7,586 billion cubic feet at December 31, 2009 to 7,941 billion cubic feet at December 31, 2010. Mexico’s proved undeveloped dry gas reserves increased by 3.9% in 2010, from 4,380 billion cubic feet at December 31, 2009 to 4,553 billion cubic feet at December 31, 2010. The above increases were principally due to field development in the Burgos and Veracruz integral business units.

Due to various field development activities performed during 2010, 1,038.6 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 165,364 million. The only fields containing material volumes of Mexico’s proved reserves that have remained undeveloped for five years or more are the Alux and Ayín fields. The Alux field is currently in the developmental phase, with one additional well having been drilled in that field during 2010. The delay in production at the Alux field is a result of our conducting technical studies aimed at reducing uncertainty in existing geological models. However, we anticipate concluding these studies in the near future and expect to resume crude oil production at the Alux field in June 2011. With respect to the Ayín field, three wells have been drilled as of December 31, 2010. In addition, we anticipate beginning the construction of a production platform and an interconnection pipeline between the Ayín and Alux fields in 2012, which will allow us to transport the initial production from the Ayín field, which is expected to commence in February 2014.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

The following three tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2010

Based on Average Fiscal Year Prices(1)

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,793	7,941
Proved undeveloped reserves	3,601	4,553

Total proved reserves	11,394	12,494

Note: Numbers may not total due to rounding.

(1)	We do not produce synthetic oil or synthetic gas, or extract other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2010	2009	2008
	(in millions of barrels)
Proved developed and undeveloped reserves
As of January 1	11,691	11,865	12,187
Revisions(2)	515	577	444
Extensions and discoveries	246	311	370
Production	(1,059)	(1,062)	(1,135)

As of December 31	11,394	11,691	11,865

Proved developed reserves at December 31	7,793	8,167	8,618
Proved undeveloped reserves at December 31	3,601	3,524	3,247

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
Source:	Pemex-Exploration and Production.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

Dry Gas Reserves

	2010	2009	2008
	(in billions of cubic feet)
Proved developed and undeveloped reserves
As of January 1	11,966	12,702	13,162
Revisions(2)	1,449	504	730
Extensions and discoveries	770	404	454
Production(3)	(1,691)	(1,644)	(1,643)

As of December 31	12,494	11,966	12,702

Proved developed reserves at December 31	7,941	7,586	8,206
Proved undeveloped reserves at December 31	4,553	4,380	4,496

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Based on reservoir performance, new information, and discoveries and production during 2010, proved reserves of crude oil, natural gas, condensates and liquefiable hydrocarbons for all regions as of December 31, 2010 were estimated to be 13,796.0 million barrels of oil equivalent as compared to 13,992.1 million barrels of oil equivalent at December 31, 2009.

C.	Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2035. This measure is presented in accordance with Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas as measured on the first day of each month during 2010. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already approved for 2011 to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on the new fiscal regime made applicable to Pemex-Exploration and Production by decree effective January 1, 2011 and which reformed Chapter XII of the Federal Law of Hydrocarbon Duties. See Note 18.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Figures stated in thousands of Mexican pesos, except as noted)

timing of development expenditures, including many factors beyond the control of the producer. Accordingly, reserves estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Standardized measure of discounted future net cash flows as of December 31

	2010		2009		2008
	(in millions of dollars)
Future cash inflows	U.S. $	730,864	U.S. $	591,730	U.S. $	455,037
Future production costs (excluding taxes)		(102,451)		(92,803)		(112,605)
Future development costs		(43,562)		(49,937)		(48,454)

Future cash flows before tax		584,851		448,991		293,978
Future production and excess gains taxes		(478,914)		(390,385)		(262,277)

Future net cash flows		105,938		58,606		31,700
Effect of discounting net cash flows by 10%		(47,558)		(28,404)		(19,611)

Standardized measure of discounted future net cash flows	U.S. $	58,380	U.S. $	30,202	U.S. $	12,089

Note: Numbers may not total due to rounding.

To comply with Topic 932, the following table presents the aggregate standardized measure changes for each year and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2010		2009		2008
	(in millions of dollars)
Sales of oil and gas produced, net of production costs	U.S. $	(67,632)	U.S. $	(52,079)	U.S. $	(90,877)
Net changes in prices and production costs		87,085		95,338		(243,245)
Extensions and discoveries		6,814		8,886		6,349
Development cost incurred during the year		11,906		11,209		9,354
Changes in estimated development costs		(5,549)		(12,012)		(15,045)
Reserves revisions and timing changes		28,293		21,711		2,640
Accretion of discount of pre-tax net cash flows		22,453		14,492		41,274
Net changes in production and excess gains taxes		(55,192)		(69,432)		211,821

Aggregate change in standardized measure of discounted future net cash flows	U.S. $	28,178	U.S. $	18,113	U.S. $	(77,729)

Standardized measure
As of January 1		30,202		12,089		89,818
As of December 31		58,380		30,202		12,089

Change	U.S. $	28,178	U.S. $	18,113	U.S. $	(77,729)

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