Form 20-F
period 2011-12-31
MEXICAN PETROLEUM
filed 2012-04-30
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

11311 México D.F., México

(Address of principal executive offices)

Rolando Galindo Gálvez

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

6.500% Bonds due 2041

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

References herein to “U.S. $,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the legal currency of Mexico. References herein to “euros” or “€” are to the legal currency of the European Economic and Monetary Union. References herein to “pounds” or “£” are to the legal currency of the United Kingdom. References herein to “Swiss Francs” or “CHF” are to the legal currency of the Swiss Confederation. References herein to “Japanese yen” or “¥” are to the legal currency of Japan. References herein to “Australian dollars” or “A$” are to the legal currency of Australia. The term “billion” as used herein means one thousand million.

We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 13.9904 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP) instructed us to use on December 31, 2011. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. The peso has depreciated substantially in relation to the U.S. dollar since the end of 1994, when the Mexican Government allowed the peso to float freely against the U.S. dollar and the Mexican Government established a broad economic reform program in response to these and other events. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

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

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the five years ended December 31, 2011 included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. and Ryder Scott Company, L.P. conducted reserves audits of our estimates of the proved hydrocarbon reserves of Mexico as of December 31, 2011 or January 1, 2012, as applicable, all reserves estimates involve some degree of uncertainty. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico” and “—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revision” for a description of the risks relating to reserves and reserves estimates.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our consolidated financial statements included in Item 18.

The selected financial data set forth below as of and for the five years ended December 31, 2011 have been derived from our consolidated financial statements for the years ended December 31, 2007 and 2008, which are not included herein, and the consolidated financial statements of PEMEX for the years ended December 31, 2009, 2010 and 2011, which are included in Item 18 of this report. PEMEX’s consolidated financial statements for each of the five fiscal years ended December 31, 2011 were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm.

Our consolidated financial statements for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS or NIFs). Our consolidated financial statements include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México and in accordance with Mexican FRS B-10 “Effects of Inflation” (which we refer to as FRS B-10). Commencing January 1, 2008, we have no longer used inflation accounting because the economic environment in which we operate, in which the accumulated inflation over the past three years was below 26%, has not qualified as “inflationary,” as defined by Mexican FRS. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect accumulated inflationary effects recognized up to December 31, 2007.

In addition to the above, our consolidated financial statements for the years ended December 31, 2007, 2008, 2009 and 2010 have been reclassified in certain accounts with the purpose of making them comparable with our consolidated financial statements as of December 31, 2011.

During 2011, accounting changes were made, as disclosed in Note 3(ab) to the consolidated financial statements. As a result, the consolidated financials statements as of December 31, 2010, the statements of financial position as of December 31, 2008, 2009 and 2010 and the statements of income for the years then ended, were adjusted to recognize the effects of the application of FRS C-4 “Inventories.”

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

Beginning with the fiscal year starting January 1, 2012, Mexican issuers that disclose information through the Bolsa Mexicana de Valores, S.A.B. de C.V. (the Mexican Stock Exchange, which we refer to as the BMV) are required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In addition, these financial statements must be audited in accordance with International Standards on Auditing, as required by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, which we refer to as the CNBV), and in accordance with the standards of the Public Company Accounting Oversight Board (United States) for SEC filing purposes. We will begin presenting financial statements in accordance with IFRS for the year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011.

Selected Financial Data of PEMEX

	Year Ended December 31,(1)
	2007(2)	2008	2009	2010	2011	2011(3)
	(in millions of pesos, except ratios)					(in millions of U.S. dollars)
Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales	Ps. 1,139,257	Ps. 1,328,950	Ps. 1,089,921	Ps. 1,282,064	Ps. 1,558,429	U.S. $	111,393
Operating income	593,652	572,365	428,570	546,457	681,425		48,707
Comprehensive financing result	(20,047)	(107,512)	(15,308)	(11,969)	(91,641)		(6,550)
Net income (loss) for the year	(18,308)	(110,823)	(94,370)	(46,527)	(91,483)		(6,539)
Amounts in accordance with U.S. GAAP:
Net sales	1,139,257	1,328,950	1,089,921	1,282,064	1,558,429		111,393
Operating income	584,703	629,119	460,239	567,525	675,896		48,311
Comprehensive financing result (cost) income	(25,610)	(123,863)	(5,094)	(3,277)	(106,616)		(7,621)
Net income (loss) for the period	(32,642)	(66,512)	(52,280)	(16,507)	(109,949)		(7,859)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents	170,997	114,224	159,760	133,587	117,100		8,370
Total assets	1,330,281	1,238,091	1,333,583	1,395,197	1,533,345		109,600
Long-term debt	424,828	495,487	529,258	575,171	672,275		48,053
Total long-term liabilities	990,909	1,033,987	1,155,917	1,299,245	1,473,794		105,343
Equity (deficit)	49,908	28,139	(65,294)	(111,302)	(193,919)		(13,861)
Amounts in accordance with U.S. GAAP:
Total assets	1,211,719	1,240,718	1,321,570	1,402,672	1,515,359		108,314
Equity (deficit)	(198,083)	(144,166)	(423,159)	(227,882)	(326,202)		(23,316)
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and amortization	72,592	89,840	76,891	96,482	97,753		6,987
Investments in fixed assets at cost(4)	155,121	132,092	213,232	184,584	175,850		12,569
Ratio of earnings to fixed charges:
Mexican FRS(5)	—	—	—	—	—		—
U.S. GAAP(5)	—	—	—	—	—		—

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Master Trust, Fideicomiso F/163 and Pemex Finance, Ltd.).
(2)	Figures for 2007 are stated in constant pesos as of December 31, 2007.
(3)	Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the SHCP for accounting purposes of Ps. 13.9904 = U.S. $1.00 at December 31, 2011. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(4)	Includes capitalized comprehensive financing result. The amount of our investment in fixed assets in 2007 was derived from our accounting records, but does not appear directly in the corresponding statement of changes in financial position. Beginning with our 2008 fiscal year, the amount presented for investment in fixed assets is that which is included in the statement of cash flows. See Note 3(l) to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(5)	Under Mexican FRS, earnings for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 16,174 million, Ps. 96,481 million, Ps. 88,542 million, Ps. 45,873 million and Ps. 89,529 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. Under U.S. GAAP, earnings for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 were insufficient to cover fixed charges. The amount by which fixed charges exceeded earnings was Ps. 33,160 million, Ps. 55,626 million, Ps. 46,658 million, Ps. 16,112 million and Ps. 110,034 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

Source: PEMEX’s consolidated financial statements.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End
2007	11.269	10.667	10.925	10.917
2008	13.935	9.917	11.212	13.832
2009	15.406	12.632	13.578	13.058
2010	13.194	12.156	12.635	12.383
2011	14.254	11.505	12.427	13.951
November 2011	14.254	13.383	13.695	13.620
December 2011	13.993	13.489	13.775	13.951
2012
January 2012	13.750	12.925	13.383	13.036
February 2012	12.951	12.625	12.783	12.794
March 2012	12.990	12.628	12.752	12.812
April 2012(2)	13.229	12.730	13.030	13.121

(1)	Average of month-end rates, except for 2011 and 2012 monthly exchange rates.
(2)	For the period from April 1, 2012 to April 20, 2012.

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve.

The noon buying rate for cable transfers in New York reported by the Federal Reserve on April 20, 2012 was Ps. 13.121 = U.S. $1.00.

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

We are subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of our facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, our business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert our crude oil, natural gas or refined products from our pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of lives.

Our facilities are also subject to the risk of sabotage, terrorism and cyber attacks. In July 2007, two of our pipelines were attacked. In September 2007, six different sites were attacked and 12 of our pipelines were affected. The occurrence of any of these events or of accidents connected with production, processing and transporting oil and oil products could result in personal injuries, loss of life, environmental damage with resulting containment, clean-up and repair expenses, equipment damage and damage to our facilities. A shutdown of the affected facilities could disrupt our production and increase our production costs. As of the date of this report, there have been no similar occurrences since 2007. Though we have established cybersecurity systems and procedures to protect our information technology and have not yet suffered a cyber attack, if the integrity of our information technology were ever compromised due to a cyber attack, our business operations could be disrupted and our proprietary information could be lost or stolen.

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

We have a substantial amount of debt. As of December 31, 2011, our total indebtedness, excluding accrued interest, was approximately U.S. $55.3 billion, in nominal terms, which is a 3.9% increase as compared to our total indebtedness, excluding accrued interest, of approximately U.S. $53.2 billion at December 31, 2010. Our level of debt may increase further in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concerns regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2011 was equal to approximately U.S. $52.2 billion. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any further lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing as well as hamper investment in facilities financed through debt. As a result, we may not be able to make the capital expenditures needed to maintain our current production levels and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments.”

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

We prepare our financial statements according to Mexican FRS, which differ in certain significant respects from U.S. GAAP. See “Item 3—Key Information—Selected Financial Data,” “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and Note 21 to our consolidated financial statements included herein. As a foreign issuer, we are not required to prepare quarterly U.S. GAAP financial information, and we therefore generally prepare a reconciliation of our net income (loss) and equity (deficit) under Mexican FRS to U.S. GAAP as well as explanatory notes and additional disclosure required under U.S. GAAP on a yearly basis only. As a result, there may be less or different publicly available information about us than there is about U.S. issuers.

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

Petróleos Mexicanos and the subsidiary entities pay special taxes and duties to the Mexican Government, which may limit PEMEX’s capacity to expand its investment program.

PEMEX pays a substantial amount of taxes and duties to the Mexican Government, particularly on the revenues of Pemex-Exploration and Production, which may limit PEMEX’s ability to make capital investments. In 2011, approximately 56.2% of the sales revenues of PEMEX was used to pay taxes and duties to the Mexican Government. These special taxes and duties constitute a substantial portion of the Mexican Government’s revenues. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

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

We invest funds to maintain, as well as increase, the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. While the replacement rate for proved hydrocarbon reserves has increased in recent years, from 77.1% in 2009 to 85.8% in 2010, the overall replacement rate remained less than 100% until 2011, which represents a decline in Mexico’s proved hydrocarbon reserves. Nevertheless, in 2011 the replacement rate for proved hydrocarbon reserves was 101.1%. Pemex-Exploration and Production’s crude oil production decreased by 6.8% from 2008 to 2009, by 1.0% from 2009 to 2010, and by 1.0% from 2010 to 2011, primarily as a result of the decline of production in the Cantarell project. Our ability to make capital expenditures is limited by the substantial taxes that we pay to the Mexican Government and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. For more information, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

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

A deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain new financing and service foreign debt. Additionally, the Mexican Government may cut spending in the future. These cuts could adversely affect our business, financial condition and prospects. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future, and could adversely affect our business and our ability to service our debt. A worsening of international financial or economic conditions, including a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt.

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

Most of our debt is denominated in U.S. dollars. In the future, we may incur additional indebtedness denominated in U.S. dollars or other currencies. Declines in the value of the peso relative to the U.S. dollar or other currencies may increase our interest costs in pesos and result in foreign exchange losses to the extent that we have not hedged the exposure with derivative financial instruments.

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

Presidential and federal congressional elections in Mexico will be held in July 2012. The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. As a result, we cannot predict whether changes in Mexican governmental policy will result from the change in administration. Any such changes could adversely affect economic conditions or the industry in which we operate in Mexico and therefore our results of operations and financial position.

Mexico has experienced a period of increasing criminal violence and such activities could affect PEMEX’s operations.

Recently, Mexico has experienced a period of increasing criminal violence, primarily due to the activities of drug cartels and related criminal organizations. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces. Despite these efforts, drug-related crime continues to exist in Mexico. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on our financial condition and results of operations.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the December 12, 2011 issue of Petroleum Intelligence Weekly, we were the fourth largest crude oil producer and the eleventh largest oil and gas company in the world based on data from the year 2010. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos by a decree effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

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

Under the Petróleos Mexicanos Law, which replaced the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), the subsidiary entities were to continue to conduct business in accordance with their mandates under existing law until the President of Mexico issued a reorganization decree, based on a proposal by the Board of Directors of Petróleos Mexicanos. The Board of Directors of Petróleos Mexicanos submitted a proposal to the President of Mexico providing that the existing structure of the subsidiary entities be maintained, and on March 22, 2012, the President of Mexico issued the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, which we refer to as the Subsidiary Entities Decree), which was published in the Official Gazette of the Federation and became effective as of that date. The Subsidiary Entities Decree, consistent with the recommendation of the Board of Directors of Petróleos Mexicanos, maintains the existence of the four subsidiary entities.

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

In November 2008, the Petróleos Mexicanos Law was adopted by the Mexican Congress and several other laws were adopted or amended, as part of what we refer to below as the 2008 reforms. None of these laws included any amendment to the Political Constitution of the United Mexican States.

PEMEX expects to benefit in several ways from the 2008 reforms. In particular, we expect to improve, among other things, our decision-making processes and our execution capabilities through the adoption of corporate governance practices in line with international standards, the creation of seven executive committees to support the Board of Directors of Petróleos Mexicanos, the appointment of professional members to the Boards of Directors of Petróleos Mexicanos and each of the subsidiary entities (see “Item 6—Directors, Senior Management and Employees”) and the ability to issue bonos ciudadanos (Citizen Bonds) linked to our performance.

As a result of the 2008 reforms, we are now permitted to have a more flexible contracting structure for our core production activities. In order to strengthen our ability to enter into these contracts, we are authorized to offer cash incentives to contractors that provide us with access to new technologies, faster execution or greater profits, subject to the requirements that our payment obligations under construction and services contracts must always be satisfied in cash and that in no case may we grant ownership rights over hydrocarbons to our contractors. See “Item 4—Information on the Company—Business Overview—Exploration and Production—Integrated Exploration and Production Contracts.”

Capital Expenditures and Investments

The following table shows our capital expenditures, excluding maintenance, for each of the five years ended December 31, 2011, and the budget for such expenditures for 2012 and 2013. Capital expenditure amounts are derived from our budgetary records, which record such amounts on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our financial statements prepared in accordance with Mexican FRS.

Capital Expenditures

	Year ended December 31,(1)					Budget 2012	Budget 2013
	2007	2008	2009	2010	2011
	(in millions of pesos)(2)
Pemex-Exploration and Production	Ps. 115,563	Ps. 136,102	Ps. 180,507	Ps. 194,838	Ps. 177,059	Ps. 192,953	Ps. 208,575
Pemex-Refining	15,979	17,380	18,526	22,636	25,157	45,930	58,871
Pemex-Gas and Basic Petrochemicals	4,004	4,203	3,941	3,887	3,019	6,126	8,074
Pemex-Petrochemicals	1,139	1,614	2,053	2,462	2,426	4,212	15,130
Petróleos Mexicanos	227	439	560	206	717	700	2,137

Total capital expenditures	Ps. 136,913	Ps. 159,738	Ps. 205,587	Ps. 224,029	Ps. 208,378	Ps. 249,921	Ps. 292,787

Note: Numbers may not total due to rounding.

(1)	Includes capitalized interest during construction period for the years 2007, 2008 and 2009. Does not include capitalized interest for the years 2010, 2011, 2012 and 2013.
(2)	Figures for 2007, 2008, 2009, 2010 and 2011 are stated in nominal pesos. Figures for 2012 and 2013 are stated in constant 2012 pesos.

Source: Petróleos Mexicanos.

Total Capital Expenditures. The following table sets forth our total capital expenditures by project, excluding maintenance, for the five years ended December 31, 2011, as well as the budget for such expenditures for 2012.

Capital Expenditures

	Year ended December 31,(1)(2)
	2007		2008		2009		2010		2011		Budget 2012(3)
	(in millions of pesos)(4)
Pemex-Exploration and Production
Cantarell	P	s. 21,009	P	s. 29,073	P	s. 41,002	P	s. 38,437	P	s. 36,303	P	s. 48,249
Strategic Gas Program		20,211		26,717		28,626		27,944		27,790		34,819
Aceite Terciario del Golfo		4,103		8,998		20,607		28,262		21,919		15,378
Ku-Maloob-Zaap		32,165		21,124		20,894		18,350		21,554		22,804
Burgos		12,106		13,182		19,410		29,704		19,564		11,128
Antonio J. Bermúdez		6,568		8,728		10,442		9,853		11,218		13,311
Delta del Grijalva		1,596		4,078		4,571		5,904		6,501		5,326
Bellota-Chinchorro		2,364		3,912		4,496		5,518		4,912		4,053
Integral Poza Rica		469		1,382		2,122		2,936		4,687		2,921
Tamaulipas-Constituciones		147		768		987		1,967		3,800		1,516
Chuc		1,931		1,702		3,469		2,619		3,730		8,205
Jujo-Tecominoacán		2,851		5,655		5,419		6,584		3,658		3,779
Cactus-Sitio Grande		669		1,069		1,127		1,384		1,995		1,885
Integral Yaxché		593		1,722		4,552		3,963		1,986		4,342
El Golpe-Puerto Ceiba		1,492		1,924		1,706		847		1,274		2,381
Arenque		3,143		1,629		1,829		1,155		1,159		1,048
Och-Uech-Kax		19		100		324		1,160		1,084		979
Ek-Balam		1,114		1,406		4,143		2,766		725		1,692
Caan		682		827		1,654		1,112		658		1,407
Ayín-Alux		15		34		1,116		1,212		591		85
Carmito-Artesa		118		160		160		452		319		684
Cárdenas(5)		325		669		1,111		1,062		226		—
Lakach		—		152		43		1,032		128		700
Other Exploratory Projects(6)		—		—		—		—		—		4,856
Administrative and Technical Support		1,874		1,091		695		613		1,280		1,406

Total		115,563		136,102		180,507		194,838		177,059		192,953
Pemex-Refining
Fuel Quality Investments		—		—		429		3,313		6,571		10,119
Minatitlán Refinery Reconfiguration		9,257		7,156		5,159		4,633		2,850		1,357
Tuxpan Pipeline and Storage and Distribution Terminals		—		—		650		823		770		1,090
Residual Conversion from Salamanca Refinery		—		—		104		64		78		4,140
New Refinery at Tula		—		—		39		139		60		6,155
Others		6,722		10,223		12,145		13,664		14,827		23,068

Total		15,979		17,380		18,526		22,636		25,157		45,930
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant at Poza Rica GPC		—		—		640		1,767		1,103		601
Preservation of Processing Capacity at the Nuevo Pemex GPC		—		—		2		280		228		214
Rehabilitation of Fire Protection Network at GPCs		—		189		292		162		125		396
Conservation of Operational Reliability at Poza Rica GPC		—		85		294		166		92		169
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations		20		38		67		39		47		205
Rehabilitation and Integration of Burners Venting System at Ciudad Pemex GPC		—		15		252		205		31		163
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline		—		—		—		—		24		96
Petrochemical Pipelines via Agave 2004		—		—		—		2		—		585
Infrastructure for Transportation of Petrochemical Products from Nuevo Pemex-Cactus to Coatzacoalcos		—		—		—		2		—		472
Modular Cryogenic Plants in Station 19 in Reynosa GPC		1,707		1,333		275		—		—		—
Others		2,277		2,543		2,119		1,264		1,369		3,226

Total		4,004		4,203		3,941		3,887		3,019		6,126

	Year ended December 31,(1)(2)
	2007	2008	2009	2010	2011	Budget 2012(3)
	(in millions of pesos)(4)
Pemex-Petrochemicals
Modernization and Expansion of Capacity of Aromatics Train I at Cangrejera PC	218	16	442	1,354	941	728
Maintaining Production Capacity, Storage and Distribution of Ammonia at the Cosoleacaque PC	—	—	—	—	110	440
Modernization and Expansion of Capacity of Ethane Derivatives Chain I at Morelos PC	506	507	284	56	86	30
Maintaining Production Capacity of Ethane Derivatives Chain IV at Morelos PC	—	—	—	4	78	395
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC	—	267	218	224	78	240
Maintaining Production Capacity of Ethane Derivatives II at Cangrejera PC	1	10	16	3	50	153
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC	6	70	57	57	45	—
Maintaining Production Capacity of Auxiliary Services Infrastructure I at Pajaritos PC	—	7	3	7	41	142
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC	21	29	73	53	30	39
Rehabilitation of Facilities for Physical Security at Morelos PC	—	—	—	6	1	152
Maintaining Production Capacity of Ethylene Plant at Cangrejera PC	—	—	—	—	—	157
Expansion of Styrene Plant at Cangrejera PC	46	16	1	—	—	—
Others	341	693	958	698	966	1,736

Total	1,139	1,614	2,053	2,462	2,426	4,212
Petróleos Mexicanos
Total	227	439	560	206	717	700

Total capital expenditures	Ps. 136,913	Ps. 159,738	Ps. 205,587	Ps. 224,029	Ps. 208,378	Ps. 249,921

Notes: Numbers may not total due to rounding.

GPC = Gas Processing Complex.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during construction period for the years 2007, 2008, and 2009. Does not include capitalized interest for the years 2010, 2011 and 2012.
(3)	Amended budget.
(4)	Figures for 2007, 2008, 2009, 2010 and 2011 are stated in nominal pesos. Figures for 2012 are stated in constant 2012 pesos.
(5)	As of January 1, 2012, the Cárdenas project was merged into the Bellota-Chinchorro project.
(6)	As of January 1, 2012, the Campeche Oriente exploratory project (a project formerly supported by Ku-Maloob-Zaap project resources) and the Comalcalco exploratory project (a project formerly supported by Bellota-Chinchorro project resources) were designated as separate projects and funds were allocated to them as stand-alone projects.
Source:	Petróleos Mexicanos.

Capital Expenditures Budget. The following table sets forth our approved capital expenditures budget for 2012 and estimates for the years 2013 through 2015. These figures are subject to change in accordance with our future investment plans and the provisions of subsequent budgetary approvals.

Approved Capital Expenditures Budget

	Year ended December 31,(1)
	2012	2013	2014	2015
	(in millions of constant 2012 pesos)
Pemex-Exploration and Production
Cantarell	Ps. 48,249	Ps. 46,632	Ps. 39,669	Ps. 22,324
Strategic Gas Program	34,819	37,339	30,210	24,102
Ku-Maloob-Zaap	22,804	30,123	27,741	19,467
Aceite Terciario del Golfo	15,378	14,032	14,199	18,419
Antonio J. Bermúdez	13,311	6,924	5,033	2,548
Burgos	11,128	13,954	16,359	13,914
Chuc	8,205	10,615	6,348	735
Delta del Grijalva	5,326	4,909	1,803	2,109
Integral Yaxché	4,342	4,945	1,518	1,676
Bellota-Chinchorro	4,053	2,405	1,956	1,392
Jujo-Tecominoacán	3,779	3,033	3,315	1,823
Integral Poza Rica	2,921	1,352	1,424	651
El Golpe-Puerto Ceiba	2,381	1,785	1,229	391
Cactus-Sitio Grande	1,885	1,235	354	240
Ek-Balam	1,692	4,242	1,996	1,238
Tamaulipas-Constituciones	1,516	1,155	1,347	1,164
Caan	1,407	1,797	1,766	1,001
Arenque	1,048	2,236	2,552	3,738
Och-Uech-Kax	979	324	76	46
Lakach	700	10,808	5,336	578
Carmito-Artesa	684	309	206	188
Ayín-Alux	85	330	105	361
Other Exploratory Projects	4,856	7,138	8,378	11,647
Administrative and Technical Support	1,406	953	265	202

Total	192,953	208,575	173,185	129,952
Pemex-Refining
Fuel Quality Investments	10,119	7,630	—	—
New Refinery at Tula (pre-investment study)	6,155	1,036	1,141	763
Residual Conversion from Salamanca Refinery	4,140	15,121	11,760	5,023
Minatitlán Refinery Reconfiguration	1,357	—	—	—
Tuxpan Pipeline and Storage and Distribution Terminals	1,090	—	—	—
Others	23,068	35,085	11,153	4,765

Total	45,930	58,871	24,055	10,551
Pemex-Gas and Basic Petrochemicals
Cryogenic Plant at Poza Rica GPC	601	—	—	—
Petrochemical Pipelines via Agave 2004	585	410	—	—
Infrastructure for Transportation of Petrochemical Products from Nuevo Pemex-Cactus to Coatzacoalcos	472	1,168	701	—
Rehabilitation of Fire Protection Network at GPCs	396	272	721	369

	Year ended December 31,(1)
	2012	2013	2014	2015
	(in millions of constant 2012 pesos)
Preservation of Processing Capacity at the Nuevo Pemex GPC	214	288	344	415
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations	205	266	266	400
Conservation of Operational Reliability at the Poza Rica GPC	169	10	—	—
Rehabilitation and Integration of Burners Venting System in Ciudad Pemex GPC	163	—	—	—
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline	96	153	—	—
Station of Compression of the Gulf	—	265	—	—
Others	3,226	5,242	5,793	2,514

Total	6,126	8,074	7,825	3,698
Pemex-Petrochemicals
Modernization and Expansion of Capacity of the Aromatics Train I at Cangrejera PC	728	1,625	2,195	296
Maintaining Production Capacity, Storage and Distribution of Ammonia at the Cosoleacaque PC	440	75	189	—
Maintaining Production Capacity of Ethane Derivatives Chain IV at Morelos PC	395	220	308	230
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC	240	160	623	—
Maintaining Production Capacity of Ethylene Plant at Cangrejera PC	157	587	79	—
Maintaining Production Capacity of Ethane Derivatives II at Cangrejera PC	153	168	429	393
Rehabilitation of Facilities for Physical Security at Morelos PC	152	93	—	—
Maintaining Production Capacity of Auxiliary Services Infrastructure I at Pajaritos PC	142	38	39	—
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC	39	88	72	—
Modernization and Expansion of Capacity of Ethane Derivatives Chain I at Morelos PC	30	1,723	1,404	95
Expansion of Styrene Plant at Cangrejera PC	—	693	1,071	249
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC	—	135	222	—
Others	1,736	9,524	7,443	2,354

Total	4,212	15,130	14,074	3,618
Petróleos Mexicanos
Total	700	2,137	1,468	416

Total Capital Expenditures Budget	Ps. 249,921	Ps. 292,787	Ps. 220,607	Ps. 148,235

Notes: Numbers may not total due to rounding.

GPC = Gas Processing Complex.

PC = Petrochemical Complex.

(1)	Amounts based on cash basis method of accounting.

Source: Petróleos Mexicanos.

We have budgeted a total of Ps. 249.9 billion in constant 2012 pesos for capital expenditures in 2012. We expect to direct Ps. 193.0 billion (or 77.2% of our total capital expenditures) to exploration and production programs in 2012.

Our main objectives for upstream investment are to maximize the long-term economic value, and to increase and improve the quality of Mexico’s oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. Our 2012 budget objectives include increasing crude oil production from the 2011 production level and increasing the supply of natural gas for the domestic market in the medium to long term. In addition, we plan to increase our investments in the deep waters of certain areas of the Gulf of Mexico, including Golfo de México B, Golfo de México Sur and Área Perdido, investments which are currently funded by the Cantarell project and the Lakach project and may be funded as stand-alone projects in the future.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance. In addition, on August 12, 2009, with the required donation of land for the project by the government of the state of Hidalgo having been completed, we announced the construction of a new refinery in Tula. The refinery is expected to begin production in 2016 and to have a crude oil processing capacity of 250 thousand barrels per day. See “—Business Overview—Refining—New Refinery at Tula” in this Item 4. We are also planning to renovate and upgrade our refinery in Salamanca, in the state of Guanajuato.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production’s primary objectives for 2012 include: (1) increasing current crude oil production levels in order to satisfy domestic demand and have surpluses available for export; (2) maintaining natural gas production levels in order to attempt to satisfy domestic demand and avoid increasing our dependence on natural gas imports; (3) continuing to increase the replacement rate of proved and total reserves; (4) maintaining discovery and development costs similar to those of our international competitors; and (5) improving performance in terms of industrial security and environmental protection, as well as continuing to build relationships with the communities in which we operate. Our upstream investment program seeks to meet these objectives by: maximizing the value of produced reserves; improving the quality of our product selection; and improving the reliability of our logistics and distribution services to achieve an optimal level of efficiency, while continuing to emphasize industrial safety and environmental compliance.

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities decreased by 9.1% in 2011. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 3,720 thousand barrels of oil equivalent per day in 2011. Pemex-Exploration and Production’s crude oil production decreased by 1.0% from 2010 to 2011, averaging 2,550.1 thousand barrels per day in 2011, primarily as a result of the decline of the Cantarell project, which was partially offset by increased crude oil production in the following projects: Ku-Maloob-Zaap, Crudo Ligero Marino, Delta del Grijalva, Ixtal Manik, Yaxché and Ogarrio-Magallanes. Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) decreased by 6.1% from 2010 to 2011, averaging 6,594.1 million cubic feet per day in 2011. This decrease in natural gas production was a result of lower volumes from the Cantarell, Burgos and Veracruz projects. Exploration drilling activity decreased by 15.4% from 2010 to 2011, from 39 exploratory wells completed in 2010 to 33 exploratory wells completed in 2011. Development drilling activity decreased by 20.8% from 2010 to 2011, from 1,264 development wells completed in 2010 to 1,001 development wells completed in 2011. In 2011, we completed the drilling of 1,034 wells in total. Our drilling activity in 2011 was focused on increasing the production of non-associated gas in the Burgos, Veracruz and Macuspana projects and of heavy crude oil in the Cantarell and Ku-Maloob-Zaap projects.

In 2011, our reserves replacement rate (which we refer to as the RRR) was 101.1%, which was 15.3 percentage points higher than our RRR in 2010, which was 85.8%.

Our well-drilling activities during 2011 led to significant onshore and offshore discoveries. The main discoveries included heavy crude oil reserves located in the Southeastern basins, specifically in the Northeastern and Southwestern Marine regions, and light crude oil reserves located in both the Southwestern Marine and Southern regions. In addition, exploration activities in the Northern region led to the discovery of additional non-associated gas reserves in the Veracruz and Burgos basins. Our current challenge with respect to these discoveries is their immediate development in order to increase current production levels.

Pemex-Exploration and Production’s production goals for 2012 include increasing its crude oil production to approximately 2.6 million barrels per day and maintaining natural gas production above 6.0 billion cubic feet per day, in order to better satisfy domestic demand for natural gas, and thus lower the rate of increase of imports of natural gas and natural gas derivatives.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences significant demand for its refined products. At the end of 2011, Pemex-Refining’s atmospheric distillation refining capacity reached 1,690 thousand barrels per day, incorporating additional capacity due to the reconfiguration of the Minatitlán refinery. In 2011, Pemex-Refining produced 1,190 thousand barrels per day of refined products as compared to 1,229 thousand barrels per day of refined products in 2010. The 3.2% decrease in refined products production was mainly due to several operational issues faced by the national refining system.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Additionally, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks, which are used by Pemex-Refining or Pemex-Petrochemicals. In 2011, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at 4,503 million cubic feet per day. Pemex-Gas and Basic Petrochemicals processed 3,445 million cubic feet per day of sour natural gas in 2011, a 0.7% increase from the 3,422 million cubic feet per day of sour natural gas processed in 2010. It produced 389 thousand barrels per day of natural gas liquids in 2011, a 1.6% increase from the 383 thousand barrels per day of natural gas liquids production in 2010. It also produced 3,692 million cubic feet of dry gas per day in 2011, 2.0% more than the 3,618 million cubic feet of dry gas per day produced in 2010.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene, paraxylene, benzene and xylene; (4) propylene chain and its derivatives, such as acrylonitrile and propylene; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) decreased by 8.8% in 2011, from 8,943 thousand tons in 2010 to 8,155 thousand tons in 2011, mainly due to the business decision to reduce the production of gasoline components and gasoline blends in order to improve the economic performance of that line of business, as well as the maintenance work done to the ethylene plant in the Morelos petrochemical complex completed in 2011, which was not undertaken in the previous year. Beginning in 2010, we replaced crude oil as the raw material in our production at the aromatics sector facilities with naphtha and natural gasoline. As a result, Pemex-Petrochemicals no longer produces refined products, which consisted almost entirely of virgin stock.

International Trading

In 2011, our crude oil exports decreased by 1.7%, from 1,360.5 thousand barrels per day in 2010 to 1,337.9 thousand barrels per day in 2011. Natural gas imports increased by 47.6% in 2011, from 535.8 million cubic feet per day in 2010 to 790.8 million cubic feet per day in 2011. In 2011, exports of petrochemical products by volume decreased by 36.5%, from 697.6 thousand metric tons in 2010 to 442.9 thousand metric tons in 2011, while imports of petrochemical products by volume decreased by 43.0%, from 394.9 thousand metric tons in 2010 to 225.0 thousand metric tons in 2011. In 2011, exports of petroleum products by volume decreased by 9.2%, from 194.5 thousand barrels per day in 2010 to 176.6 thousand barrels per day in 2011, while imports of petroleum products by volume increased by 0.7%, from 627.9 thousand barrels per day in 2010 to 632.6 thousand barrels per day in 2011.

We are a major supplier of crude oil to the United States. P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI, we collectively refer to as the PMI Group) provide us and a number of independent customers with international trading, distribution and related services. The PMI Group sells, buys and transports crude oil, refined products and petrochemicals in world markets. The PMI Group also provides us with related risk management, insurance, transportation and storage services. The PMI Group has offices in Mexico City, Houston, Singapore and Madrid. Our trading volume of exports and imports totaled U.S. $85,516.9 million in 2011, including U.S. $49,325.5 million in crude oil exports.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2011, we completed 10,091 exploration and development wells. During 2011, our average success rate for exploratory wells was 48% and our average success rate for development wells was 95%. From 2007 to 2011, we discovered 20 new crude oil fields and 32 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 416 at the end of 2011.

Our 2011 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where we discovered new reservoirs that represent new drilling opportunities. These exploratory activities yielded 153.1 million barrels of oil equivalent of proved reserves in 2011. A total of seven fields were discovered, four of which contain non-associated gas and three of which contain crude oil. In addition, within the currently producing fields, four reservoirs were discovered, one of which contains non-associated gas and three of which contain crude oil. Two fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field. We also continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. We acquired 44,288 square kilometers of three-dimensional seismic data in 2011, of which 39,892 square kilometers or 90% was in the deep waters of the Gulf of Mexico.

The following table summarizes our drilling activity for the five years ended December 31, 2011, all of which occurred in Mexican territory.

	Year ended December 31,
	2007	2008	2009	2010	2011
Wells initiated(1)	615	822	1,490	994	1,000
Exploratory wells initiated(1)	49	68	71	40	32
Development wells initiated(1)	566	754	1,419	954	968
Wells drilled(2)	659	729	1,150	1,303	1,034
Exploratory wells	49	65	75	39	33
Productive exploratory wells(3)	24	21	27	23	16
Dry exploratory wells	25	44	48	16	17
Success rate %	49	32	36	59	48
Development wells	610	664	1,075	1,264	1,001
Productive development wells	569	612	1,014	1,200	955
Dry development wells	41	52	61	64	46
Success rate %(4)	94	92	94	95	95
Producing wells (annual averages)(5)	6,280	6,382	6,890	7,476	8,315
Marine region	434	453	469	477	500
Southern region	926	947	1,005	1,067	1,136
Northern region	4,920	4,982	5,416	5,932	6,679
Producing wells (at year end)(6)	5,942	6,247	6,814	7,414	8,271
Crude oil	2,884	3,127	3,713	4,382	5,139
Natural gas	3,058	3,120	3,101	3,032	3,132
Producing fields	352	345	394	405	416
Marine region	30	30	33	34	36
Southern region	87	93	97	98	99
Northern region	235	222	264	273	281
Drilling rigs	116	143	176	130	128
Kilometers drilled	1,798	2,199	3,770	2,352	2,494
Average depth by well (meters)	2,744	2,748	2,494	2,605	2,418
Discovered fields(7)	14	13	13	5	7
Crude oil	4	5	6	2	3
Natural gas	10	8	7	3	4
Crude oil and natural gas output by well (barrels of oil equivalent per day)	699	621	548	508	450
Total developed acreage (km2)(8)	8,132	8,088	8,376	8,463	8,536
Total undeveloped acreage (km2)(8)	616	690	953	828	987

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells.
(4)	Excludes injector wells.
(5)	In March 2012, the monthly average of total producing wells, which are wells that are not only capable of production but are actually producing during the relevant period, was 9,209.
(6)	All productive wells, and all other wells referred to in this table, are “net,” because we do not grant others any fractional working interests in any wells that we own; we also have not acquired any fractional working interest in wells owned by others.
(7)	Includes only fields with proved reserves.
(8)	All acreage is net, because we have the exclusive right to exploit Mexico’s oil and gas reserves, i.e., we neither grant others fractional interests nor enter into other types of production sharing arrangements.

Source: Pemex-Exploration and Production.

Extensions and Discoveries

During 2011, we discovered new sources of crude oil and natural gas reserves in seven fields, six of which were discovered onshore, four in the Northern region and two in the Southern region. We made one offshore field discovery in the Southwestern Marine region. In addition, four reservoirs were discovered in currently producing fields.

During 2011, in the Northeastern Marine region, the drilling of one well was completed, which led to the addition of 60.5 million barrels of oil equivalent of proved reserves. In the Southwestern Marine region, the delineation of the Tsimin field through the drilling of the Tsimin 1-DL well led to the addition of 71.5 million barrels of oil equivalent of proved reserves. In the Northern region’s Burgos and Veracruz basins, the drilling of the Bragado-1, Bocaxa-1, Chancarro-1 and Gasífero-1 wells, as well as the discovery of a new reservoir in an existing field, led to the addition of 17.4 million barrels of oil equivalent of proved reserves. In the Sabinas basin, the drilling of one well, Emergente-1, was completed, which led to the discovery of shale gas, and we plan to continue to drill additional wells in this basin in order to assess the potential for shale gas resources in this area. Finally, in the Southern region, the drilling of the Pareto-1 and Tokal-1 wells, and the delineation of the Terra field, led to the addition of 47.7 million barrels of oil equivalent of proved reserves. In sum, new discoveries of crude oil and natural gas proved reserves during 2011 led to the addition of 153.1 million barrels of oil equivalent, while activities related to extensions yieled 89.1 million barrels of oil equivalent.

In the Aceite Terciario del Golfo (or ATG) project, Pemex-Exploration and Production has contracted with five firms to install field laboratories in order to increase production volume and to develop new production mechanisms to increase the reservoir’s productivity through technological improvements. These laboratories are expected to improve oil and gas recovery and lower our operating costs. The firms that have installed these field laboratories are Weatherford International Ltd., Halliburton Company, Baker Hughes Incorporated, Tecpetrol Internacional S.A. and Schlumberger Limited. The initiatives undertaken in these field laboratories in 2011 include:

•	subsurface studies through seismic inversion, a process to determine which physical characteristics of rocks and fluids produced the observed seismic record;

•	wells completed through multiple hydraulic fractures;

•	enhanced oil recovery pilot testing based on “huff and puff” (or cyclic steam) technology; and

•	secondary recovery pilot tests with waterflooding and high-angle wells.

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

Proved reserves estimates as of December 31, 2011 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit our hydrocarbon reserves. In addition, pursuant to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulations to the Regulatory Law), the National Hydrocarbons Commission (which we refer to as the NHC) reviewed and approved the proved reserves reports estimates as of December 31, 2011 provided by Pemex-Exploration and Production. The reserves estimates were then registered and published by the Ministry of Energy.

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

During 2011, we did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of our reserves estimation efforts, we have undertaken the internal certification of our estimates of Mexico’s reserves since 1996. We have established certain internal controls in connection with the preparation of our proved reserves estimates. Initially, teams of geoscientists from Pemex-

Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related reserves from the Gerencia de Recursos y Reservas (Office of Resources and Reserves), the central hydrocarbon reserves management body of Pemex-Exploration and Production. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of our personnel have been certified by the Secretaría de Educación (Ministry of Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2011: Netherland, Sewell International, S. de R.L. de C.V. (Netherland Sewell); DeGolyer and MacNaughton (D&M); and Ryder Scott Company, L.P. (Ryder Scott, and, together with Netherland Sewell and D&M, the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 98.9% of Mexico’s reserves. The remaining 1.1% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region and Ryder Scott reviewed the reserves in the Northern region. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

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

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 0.3% in 2011, from 11,394 million barrels at

December 31, 2010 to 11,362 million barrels at December 31, 2011. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 2.2% in 2011, from 7,793 million barrels at December 31, 2010 to 7,618 million barrels at December 31, 2011. These decreases were principally due to decreased crude oil and condensates production during 2011, which was largely offset by field development activities that led to reclassifications from proved undeveloped, probable and possible reserves to proved developed reserves, as well as exploratory additions, as described below.

Mexico’s total proved developed and undeveloped dry gas reserves increased by 1.9% in 2011, from 12,494 billion cubic feet at December 31, 2010 to 12,734 billion cubic feet at December 31, 2011. Mexico’s proved developed dry gas reserves increased by 0.2% in 2011, from 7,941 billion cubic feet at December 31, 2010 to 7,957 billion cubic feet at December 31, 2011. Mexico’s proved undeveloped dry gas reserves increased by 4.9% in 2011, from 4,553 billion cubic feet at December 31, 2010 to 4,776 billion cubic feet at December 31, 2011. These increases were principally due to field development activities in the Burgos basin.

Due to various field development activities performed during 2011, 1,118.4 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 145,926 million. The only field containing material volumes of Mexico’s proved reserves that has remained undeveloped for five years or more is the Ayín field. The Ayín field remains undeveloped due to a lack of infrastructure. The development of this field is expected to begin in 2013, when the infrastructure necessary for its development is scheduled to be completed.

The following three tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2011

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,618	7,957
Proved undeveloped reserves	3,744	4,776

Total proved reserves	11,362	12,734

Note:	Numbers may not total due to rounding.
(1)	We do not produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2007	2008	2009	2010	2011
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	12,849	12,187	11,865	11,691	11,394
Revisions(2)	455	444	577	515	824
Extensions and discoveries	150	370	311	246	194
Production	(1,268)	(1,135)	(1,062)	(1,059)	(1,050)

At December 31	12,187	11,865	11,691	11,394	11,362

Proved developed reserves at December 31	8,436	8,618	8,167	7,793	7,618
Proved undeveloped reserves at December 31	3,751	3,247	3,524	3,601	3,744

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
Source:	Pemex-Exploration and Production.

Dry Gas Reserves

	2007	2008	2009	2010	2011
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	13,856	13,162	12,702	11,966	12,494
Revisions(1)	879	730	504	1,449	1,592
Extensions and discoveries	171	454	404	770	249
Production(2)	(1,744)	(1,643)	(1,644)	(1,691)	(1,601)

At December 31	13,162	12,702	11,966	12,494	12,734

Proved developed reserves at December 31	8,163	8,206	7,586	7,941	7,957
Proved undeveloped reserves at December 31	4,999	4,496	4,380	4,553	4,776

Note:	Numbers may not total due to rounding.
(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

The following table sets forth, as of December 31, 2011, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 88% of Mexico’s proved reserves.

Field	Proved Reserves(1)	Developed Reserves(1)	Undeveloped Reserves(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	3,114.2	2,568.1	546.1	143	23
Akal	1,888.3	1,888.3	0.0	153	0
Antonio J. Bermudez(3)	1,441.2	684.5	756.7	110	49
Aceite Terciario del Golfo	743.0	191.4	551.7	2,002	6,085
Jujo-Tecominoacán	652.2	444.8	207.4	43	23
Tsimin	433.9	0.0	433.9	0	22
Ayatsil	315.3	0.0	315.3	0	17
Caparroso-Pijije-Escuintle	168.7	152.0	16.7	20	1
Ixtal	166.4	145.1	21.3	12	5
May	160.9	133.3	27.6	13	7
Sen	158.9	144.2	14.7	20	5
Costero	144.8	144.8	0.0	10	0
Kayab	144.3	0.0	144.3	0	8
Pit	135.0	0.0	135.0	0	5
Xanab	127.1	67.1	60.0	4	8
Sihil	119.6	102.4	17.2	14	3
Sinán	117.6	101.7	16.0	14	4
Xux	114.1	0.0	114.1	0	7
Ek	109.1	46.0	63.1	14	6
Lakach	103.2	0.0	103.2	0	5
Bricol	90.3	34.3	55.9	4	6
Cárdenas	80.5	58.1	22.4	12	7
Arenque	78.9	32.7	46.2	15	10
Yaxché	75.5	31.0	44.5	7	12
Ogarrio	72.5	44.8	27.7	74	34
Bolontikú	69.8	40.0	29.9	6	8
Bellota	68.0	44.5	23.5	8	4
Homol	68.0	35.6	32.3	5	6
Mora	60.6	47.5	13.1	8	3
Chuc	59.6	56.4	3.2	16	0
Puerto Ceiba	57.1	38.2	18.9	13	6
Tamaulipas Constituciones	54.9	29.6	25.2	322	124
Teotleco	49.6	37.7	12.0	5	3
Balam	45.9	40.6	5.3	3	1
Cactus	45.8	22.2	23.6	18	0
Cauchy	42.9	42.0	0.8	36	3
San Ramón	42.3	30.1	12.1	51	15
Chiapas-Copanó	41.5	41.5	0.0	11	0
Ayín	41.2	0.0	41.2	0	3
Caan	39.7	39.7	0.0	15	0
Terra	37.6	24.1	13.6	3	3
Arcabuz-Culebra	34.4	25.9	8.5	597	70
Nejo	33.3	20.2	13.1	129	46
Poza Rica	33.3	28.6	4.7	218	17
Onel	33.2	0.0	33.2	0	5
Abkatún	32.4	32.4	0.0	9	0
Paredón	31.2	13.5	17.7	3	1

Field	Proved Reserves(1)	Developed Reserves(1)	Undeveloped Reserves(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Tizón	27.8	27.8	0.0	7	0
Papán	27.4	27.4	0.0	21	0
Cinco Presidentes	26.6	21.1	5.5	36	8
Chinchorro	24.9	21.5	3.4	4	1
Cuitláhuac	24.6	18.0	6.5	189	28
Lum	24.0	12.2	11.8	0	2
Yagual	22.4	19.6	2.9	7	1
Cráter	21.4	21.4	0.0	4	0
Rodador	19.7	18.6	1.2	23	2
Lizamba	19.6	18.6	1.0	39	1
Magallanes-Tucán-Pajonal	18.2	14.9	3.3	45	7
Pol	17.3	17.3	0.0	8	0
Tekel	16.5	0.0	16.5	0	1
Narváez	12.8	12.8	0.0	10	0
Fundador	8.2	8.2	0.0	35	0
Arcos	7.6	7.4	0.2	123	2
Velero	7.2	5.8	1.4	117	10

Total	12,104.1	7,977.6	4,126.5	4,828	6,733

Mexico’s proved reserves	13,810.3	9,148.0	4,662.3
Percentage	88%	87%	89%

Note:	Numbers may not total due to rounding.
(1)	Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.
Source:	Pemex-Exploration and Production.

Pemex-Exploration and Production’s RRR has steadily improved over recent years. The RRR for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. In 2011, the RRR was 101.1%, which was 15.3 percentage points higher than the 2010 RRR of 85.8%, and represented the highest rate attained since our adoption of Rule 4-10(a). This increase in our RRR was mainly due to the reclassification of reserves, field development, revisions of reservoir pressure-production behavior and field delineation, undertaken largely in the Maloob, Ku, Tsimin, May, Pijije, Costero fields, as well as in the Aceite Terciario del Golfo Project. Moreover, the addition of proved reserves due to discoveries also contributed to the increase in our RRR.

Our goal is to continue to increase our RRR during 2012, in part by increasing Mexico’s proved reserves over the coming years. We aim to accomplish this primarily through development of the Ku-Maloob-Zaap, Crudo Ligero Marino and Aceite Terciario del Golfo projects, as well as through the performance of delineation activities. We have developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2011, this ratio was equal to 10.2 years for proved reserves, which represents an increase of 2.0% as compared to the 2010 reserves production ratio of 10.0 years for proved reserves.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 15% or more of Mexico’s proved reserves.

Unit Sales Prices and Production Costs(1)

	Ku-Maloob-Zaap		Akal		Other Fields		All Fields
	(in U.S. dollars)
Year ended December 31, 2011
Average sales prices
Crude oil, per barrel	U.S. $	92.71	U.S. $	97.69	U.S. $	105.45	U.S. $	100.01
Natural gas, per thousand cubic feet	U.S. $	4.78	U.S. $	4.47	U.S. $	4.72	U.S. $	4.68
Average production costs, per barrel of oil equivalent	U.S. $	4.59	U.S. $	6.70	U.S. $	6.32	U.S. $	6.12

Year ended December 31, 2010
Average sale prices
Crude oil, per barrel	U.S. $	66.76	U.S. $	69.85	U.S. $	76.21	U.S. $	72.25
Natural gas, per thousand cubic feet	U.S. $	5.06	U.S. $	4.20	U.S. $	4.55	U.S. $	4.52
Average production costs, per barrel of oil equivalent	U.S. $	4.06	U.S. $	7.36	U.S. $	5.28	U.S. $	5.22

Year ended December 31, 2009
Average sale prices
Crude oil, per barrel	U.S. $	52.18	U.S. $	54.29	U.S. $	58.02	U.S. $	55.41
Natural gas, per thousand cubic feet	U.S. $	4.60	U.S. $	4.78	U.S. $	3.83	U.S. $	4.06
Average production costs, per barrel of oil equivalent	U.S. $	3.77	U.S. $	5.48	U.S. $	5.10	U.S. $	4.85

Note:	Numbers may not total due to rounding.
(1)	Average of sales prices as of the last day of each month of the year.
Source:	Pemex-Exploration and Production.

In 2011, our average production cost was U.S. $6.12 per barrel of oil equivalent, and represented an increase of 17.2%, as compared to our average production cost of U.S. $5.22 per barrel in 2010. This increase resulted primarily from a 35% net increase in the costs associated with the maintenance of wells and related equipment and facilities and other costs, such as fees for general services, a 1.7% appreciation in the annual average value of the Mexican peso in dollar terms and a 1.9% decrease in total hydrocarbons production in 2011 as compared to 2010, from 1,384 million barrels of oil equivalent in 2010 to 1,358 million barrels of oil equivalent in 2011.

Pemex-Exploration and Production calculates and discloses our production costs pursuant to international practices, which are based on U.S. GAAP under Accounting Standards Codification (ASC) Topic 932 “Extractive Activities—Oil and Gas.” In accordance with ASC Topic 932, the production cost per barrel of oil equivalent is calculated by dividing total production expenses (in U.S. dollars) by total production of hydrocarbons (in barrels of oil equivalent) for the relevant period.

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

Crude Oil and Natural Gas Production

In 2011, we produced an average of 2,550 thousand barrels per day of crude oil, 1.0% less than our average daily production in 2010 of 2,576 thousand barrels per day of crude oil. The decrease in 2011 was equal to the decrease in 2010, and resulted primarily from the decline of production in the Cantarell project, which was only partially offset by an increase in crude oil production in the Ku-Maloob-Zaap, Delta del Grijalva, Yaxché, Ixtal-Manik and Ogarrio-Magallanes projects to maintain our production levels. Accordingly, our average production of heavy crude oil decreased by 47 thousand barrels per day, to 3.2% less than the average daily production in 2010; however, our average light and extra-light crude oil production during 2011 increased by 21 thousand barrels per day, or a 1.9% increase as compared to 2010.

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

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2011, 55.6% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crude oil and 44.4% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (69.5% of these regions’ production in 2011), although significant volumes of light crude oil are also produced there (30.5% of these regions’ production in 2011). The Southern region yields mainly light and extra-light crude oil (together, 96.9% of this region’s production in 2011), and the Northern region yields both heavy crude oil (66.8% of this region’s production in 2011) and light and extra-light crude oil (33.2% of this region’s production in 2011).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, and in the Chuc, Caan, Sinán and Ixtal fields in the Southwestern Marine region. In particular, the Ku-Maloob-Zaap business unit was the most important crude oil producer in 2011, producing an average of 842 thousand barrels per day of crude oil in 2011, or 33% of our total crude oil production for the year, and 331 million cubic feet per day of natural gas, or 5.0% of our total natural gas production for the year. Our second most important business unit, the Cantarell business unit, produced an average of 500.7 thousand barrels per day of crude oil in 2011, or 19.6% of our total crude oil production for the year, and an average of 1,075 million cubic feet per day of natural gas, or 16.3% of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2011.

Crude Oil Production

						2011 vs. 2010
	2007	2008	2009	2010	2011
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	1,975.7	1,701.8	1,446.1	1,380.4	1,322.8	(4.2)
Light crude oil(1)	547.9	544.0	564.4	561.2	580.5	3.4

Total	2,523.6	2,245.8	2,010.4	1,941.6	1,903.3	(2.0)
Southern region
Heavy crude oil	10.7	11.1	13.3	16.8	16.7	(0.6)
Light crude oil(1)	454.5	447.6	484.5	515.1	513.9	(0.2)

Total	465.2	458.7	497.7	531.9	530.6	(0.2)
Northern region
Heavy crude oil	53.0	52.8	60.7	66.7	77.6	16.3
Light crude oil(1)	33.9	34.3	32.7	35.7	38.6	8.1

Total	86.9	87.1	93.3	102.4	116.2	13.5
Total heavy crude oil	2,039.4	1,765.7	1,520.0	1,464.0	1,417.1	(3.2)
Total light crude oil(1)	1,036.3	1,025.9	1,081.5	1,111.9	1,133.0	1.9

Total crude oil	3,075.7	2,791.6	2,601.5	2,575.9	2,550.1	(1.0)

Note: Numbers may not total due to rounding.

(1)	Includes extra-light crude oil.

Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2011.

Crude Oil Production

						2011 vs. 2010
	2007	2008	2009	2010	2011
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	527.2	706.0	808.0	839.2	842.0	0.3
Cantarell	1,490.5	1,039.5	684.8	558.0	500.7	(10.3)
Litoral de Tabasco	193.6	192.2	212.3	248.1	284.4	14.6
Abkatún-Pol-Chuc	312.3	308.1	305.4	296.3	276.2	(6.8)

Total	2,523.6	2,245.8	2,010.4	1,941.6	1,903.3	(2.0)
Southern region
Samaria-Luna	186.7	184.7	199.9	217.5	222.7	2.4
Bellota-Jujo	190.0	174.8	172.2	160.3	143.4	(10.5)
Cinco Presidentes	44.6	47.3	56.6	71.7	83.5	16.5
Muspac	33.6	36.1	42.1	49.5	48.5	(2.0)
Macuspana	10.4	15.7	27.1	32.9	32.5	(1.2)

Total	465.2	458.7	497.7	531.9	530.6	(0.2)
Northern region
Poza Rica-Altamira	85.1	55.7	59.1	56.5	60.2	6.5
Aceite Terciario del Golfo	—	29.3	29.5	41.0	52.8	28.8
Veracruz	1.8	2.1	4.6	4.9	3.2	(34.7)

Total	86.9	87.1	93.3	102.4	116.2	13.5

Total crude oil	3,075.7	2,791.6	2,601.5	2,575.9	2,550.1	(1.0)

Note: Numbers may not total due to rounding.

Source: Pemex-Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2011, the average crude oil production from the 36 fields located in these regions was 1,903.3 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2011, the average crude oil production from the 93 fields located in this region was 530.6 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2011, the average crude oil and natural gas production in the Northern region totaled 116.2 thousand barrels of crude oil per day and 2,287.9 million cubic feet of natural gas per day, respectively, from the 308 oil and gas fields in this region.

The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2011.

Natural Gas Production

	2007	2008	2009	2010	2011	2011 vs. 2010
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	944.9	1,628.5	1,455.3	1,251.9	1,074.7	(14.2)
Litoral de Tabasco	448.4	453.9	531.3	577.5	649.3	12.4
Abkatún-Pol-Chuc	544.2	569.0	580.2	594.2	559.0	(5.9)
Ku-Maloob-Zaap	212.2	272.8	327.2	331.8	330.9	(0.3)

	2,149.7	2,924.2	2,894.0	2,755.4	2,613.9	(5.1)

Southern region
Samaria-Luna	517.6	572.4	678.6	773.9	715.7	(7.5)
Macuspana	223.1	260.5	312.4	306.5	292.4	(4.6)
Bellota-Jujo	239.6	250.7	260.8	305.9	288.2	(5.8)
Muspac	310.9	299.5	278.6	273.5	279.1	2.0
Cinco Presidentes	61.4	67.5	69.2	104.9	116.9	11.4

	1,352.8	1,450.6	1,599.6	1,764.7	1,692.3	(4.1)

Northern region
Burgos	1,411.8	1,382.7	1,515.2	1,478.4	1,344.1	(9.1)
Veracruz	921.7	956.7	809.6	818.9	716.7	(12.5)
Poza Rica-Altamira	222.5	152.5	133.5	117.3	115.2	(1.8)
Aceite Terciario del Golfo	—	52.0	78.7	85.3	111.9	31.2

	2,556.0	2,543.9	2,537.1	2,499.9	2,287.9	(8.5)

Total natural gas	6,058.5	6,918.6	7,030.7	7,020.0	6,594.1	(6.1)

Note: Numbers may not total due to rounding.

Source: Pemex-Exploration and Production.

In 2011, the Marine regions produced 2,613.9 million cubic feet per day of natural gas, or 39.6% of our total natural gas production, a decrease of 5.1% as compared to the regions’ 2010 production of 2,755.4 million cubic feet per day. In 2011, the Southern region produced 1,692.3 million cubic feet per day of natural gas, or 25.7% of our total natural gas production, a decrease of 4.1% as compared to the region’s 2010 production of 1,764.7 million cubic feet per day. In 2011, the Northern region produced 2,287.9 million cubic feet per day of natural gas, or 34.7% of our total natural gas production, a decrease of 8.5% as compared to the region’s 2010 production of 2,499.9 million cubic feet per day.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 177,059 million in 2011, as compared to Ps. 194,838 million in 2010, representing a 9.1% decrease in nominal terms. Of our total capital expenditures, Ps. 36,303 million was directed to the Cantarell fields, Ps. 27,790 million was directed to the Strategic Gas Program, Ps. 21,919 million was directed to the ATG project, Ps. 21,554 million was directed to the Ku-Maloob-Zaap fields, Ps. 19,564 million was used for development of the Burgos natural gas fields (including Ps. 9,606 million of investments made through the Financed Public Works Contracts Program, see “—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4), Ps. 11,218 million was directed to the Antonio J. Bermúdez fields, Ps. 6,501 million was directed to the Delta del

Grijalva fields, Ps. 4,912 million was directed to the Bellota-Chinchorro fields, Ps. 4,687 million was directed to the Integral Poza Rica fields, Ps. 3,800 million was directed to the Tamaulipas Constituciones project and Ps. 3,730 million was directed to the Chuc project. During 2011, expenditures for these 11 projects amounted to 91.5% of all our capital expenditures for exploration and production. The remaining 8.5% amounted to Ps. 15,082 million in nominal terms, which was directed to the 12 remaining projects as well as administrative and technical support.

2012 Exploration and Production Capital Expenditures Budget. For 2012, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 192,953 million, as compared to Ps. 177,059 million of capital expenditures made in 2011, representing an increase of 9.0%. The 2012 budget includes all of the 23 ongoing strategic exploration and production projects and Ps. 4,856 million in other exploratory projects. Approximately Ps. 159,298 million, or 82.6% of our 2012 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 33,655 million, or 17.4% of the total budget, will be allocated to exploration activities.

The 2012 exploration and production budget includes Ps. 48,249 million for investments in the Cantarell project, Ps. 34,819 million for the Strategic Gas Program, Ps. 22,804 million for the Ku-Maloob-Zaap project, Ps. 15,378 million for the ATG project, Ps. 13,311 million for the Antonio J. Bermúdez project, Ps. 11,128 million for the Burgos project, Ps. 8,205 million for the Chuc project, Ps. 5,326 million for the Delta del Grijalva project, Ps. 4,342 million for the Integral Yaché project, Ps. 4,053 million for the Bellota-Chinchorro project, Ps. 3,779 million for the Jujo-Tecominoacán project and Ps. 21,559 million for the remaining projects as well as administrative and technical support.

Exploration and Production Investment Trends. In 2011, we invested Ps. 31,133 million in nominal terms, or 17.6% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 5.6% increase from the Ps. 29,474 million invested in exploration activities in 2010. In 2011, we invested Ps. 145,926 million in nominal terms, or 82.4% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents an 11.8% decrease from the Ps. 165,364 million invested in development activities in 2010.

In 2012, we have budgeted Ps. 33,655 million, or 17.4% of total capital expenditures, for exploration activities of Pemex-Exploration and Production, which represents an 8.1% increase in nominal terms from the amount invested in exploration activities in 2011. For development activities, we have budgeted Ps. 159,298 million, or 82.6% of total capital expenditures, which represents a 9.2% increase in nominal terms from the amount that Pemex-Exploration and Production invested in development activities in 2011. In 2013, we expect to invest Ps. 39,793 million, or 19.1% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents an 18.2% increase in nominal terms from the amount budgeted for 2012. In 2014, we expect to invest Ps. 41,114 million, or 23.7% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 3.3% increase in nominal terms from the amount projected for 2013.

The capital expenditures of Pemex-Exploration and Production have constituted more than 84% of our total capital expenditures in each of the last five years. In 2012, Pemex-Exploration and Production’s budgeted capital expenditures constitute 77.2% of our total.

The following table sets forth our capital expenditures related to exploration and development during the five years ended December 31, 2011.

Exploration and Development Capital Expenditures for 2007-2011

	Year ended December 31,(1)
	2007	2008	2009	2010	2011
	(in millions of nominal pesos)
Exploration	Ps. 13,624	Ps. 24,082	Ps. 30,372	Ps. 29,474	Ps. 31,133
Development	101,939	112,020	150,135	165,364	145,926

Total	Ps. 115,563	Ps. 136,102	Ps. 180,507	Ps. 194,838	Ps. 177,059

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

Source: Pemex-Exploration and Production.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2012 through 2015.

Estimated Exploration and Development Capital Expenditures for 2012-2015

	Year ended December 31,(1)
	2012(2)	2013	2014	2015
	(in millions of constant 2012 pesos)
Exploration(3)	Ps. 33,655	Ps. 39,793	Ps. 41,114	Ps. 28,406
Development(3)	159,298	168,782	132,071	101,546

Total	Ps. 192,953	Ps. 208,575	Ps. 173,185	Ps. 129,952

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.
(3)	Estimated budgets for 2013 through 2015 are based on amounts authorized by the SHCP for projects in 2012.

Source: Pemex-Exploration and Production.

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our 11 main projects are Cantarell, the Strategic Gas Program, Aceite Terciario del Golfo, Ku-Maloob-Zaap, Burgos, Antonio J. Bermúdez, Delta del Grijalva, Bellota-Chinchorro, Integral Poza Rica, Tamaulipas-Constituciones and Chuc. These projects are described below.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 185.5 square kilometers. As of December 31, 2011, there were a total of 514 wells drilled in the Cantarell project, 198 of which were producing. During 2011, the Cantarell business unit, of which the Cantarell project is part, was the second most important producer of crude oil in Mexico, averaging 500.7 thousand barrels per day of crude oil. This was 10.3% less than 2010 production, which was 558.0 thousand barrels per day, as a result of the decline of these fields. Natural gas production from the Cantarell business unit during 2011 averaged 1,074.7 million cubic feet per day. This was 14.2% less than the 2010 average natural gas production, which was 1,251.9 million cubic feet per day.

The Cantarell project averaged 448.9 thousand barrels per day of crude oil production during 2011. This was 10.3% less than production in 2010, which was 500.7 thousand barrels per day. Natural gas production from the Cantarell project during 2011 averaged 1,071.8 million cubic feet per day. This was 14.2% less than the 2010 average natural gas production, which was 1,248.7 million cubic feet per day.

As of December 31, 2011, cumulative production of the Cantarell project was 13.7 billion barrels of crude oil and 7.3 trillion cubic feet of natural gas. As of December 31, 2011, proved hydrocarbon reserves of the Cantarell project totaled 1.9 billion barrels of crude oil and 1.3 trillion cubic feet of natural gas. As of December 31, 2011, total proved reserves were 2.2 billion barrels of oil equivalent, 2.1 billion of which were developed.

The Akal field, which is the most important field in the Cantarell project, averaged 313.6 thousand barrels per day of crude oil production during 2011. This was 15.2% less than the average production in 2010, which was 369.6 thousand barrels per day.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Cantarell project totaled Ps. 41,002 million in 2009, Ps. 38,437 million in 2010 and Ps. 36,303 million in 2011. For 2012, we have budgeted Ps. 48,249 million for capital expenditures for the Cantarell project. By the end of 2012, we expect our capital expenditures to total approximately U.S. $36.7 billion for this project.

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

During 2011, Pemex-Exploration and Production paid approximately U.S. $53.4 million under this contract for an approximate total volume of 348.8 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2012, Pemex-Exploration and Production expects to pay approximately U.S. $61.6 million under this contract for an approximate total volume of 427.3 billion cubic feet of nitrogen to be injected into the fields.

Strategic Gas Program (SGP). In 2001, Pemex-Exploration and Production began a nine-year, U.S. $8.1 billion Strategic Gas Program. Following the scheduled expiration of the SGP, Pemex-Exploration and Production decided to continue the SGP for as long as it continues to be profitable. Based on the expected acceleration of growth in the demand for natural gas in the medium- and long-term as compared to its projected supply, Pemex-Exploration and Production reviewed its energy policy. With the objective of addressing natural gas shortages, Pemex-Exploration and Production identified and selected a portfolio of investment options aimed at increasing gas production. Field development and production optimization represents 76% of SGP expenditures, with the goal of increasing the production of natural gas in the SGP to 2,308 million cubic feet per day by 2015. Exploration activities, which include twelve different exploratory natural gas and integral gas projects, represent 12% of SGP expenditures, with the goal of increasing proved reserves. Development of newly discovered fields represents 12% of SGP expenditures. The Veracruz project in the Northern region and the Crudo Ligero Marino and Ixtal-Manik projects in the Southwestern Marine regions are the SGP’s most important projects:

•

Veracruz Project. The Veracruz project is the second most important non-associated gas project in Mexico. It is located on the western margin of the Gulf of Mexico, in central Veracruz. During 2011, it produced an average of 716.7 million cubic feet of natural gas per day. As of December 31, 2011, the drilling of 319 wells had been completed and 267 of these wells were producing. As of December 31, 2011, cumulative production totaled 3.2 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 0.74 trillion cubic feet of natural gas or 150.2 million barrels of oil equivalent. In addition, developed reserves totaled 0.67 trillion cubic feet of natural gas, or 133.1 million barrels of oil equivalent. Three of the most important fields in the Veracruz project are Lizamba, Papán and Cauchy.

•

Crudo Ligero Marino Project. This project is located on the continental shelf of the Gulf of Mexico off the coast of the states of Tabasco and Campeche, 76 kilometers northeast from the Dos Bocas Marine Terminal in Paraíso, Tabasco. The project is composed of the Bolontikú, Citam, Ichalkil, Kab, Kix, May, Men, Misón, Nak, Sinán, Yum, Tsimin and the Xux fields, all in the Southwestern Marine region. As of December 31, 2011, the drilling of 78 wells had been completed, and 39 of these wells were producing. Approximately half of the fields in this project are not yet developed. During 2011, average daily production totaled 165.1 thousand barrels of crude oil and 533.2 million cubic feet of natural gas. As of December 31, 2011, cumulative production totaled 373.3 million barrels of crude oil and 1,021.5 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 502.3 million barrels of crude oil and 2.4 trillion cubic feet of natural gas. Total proved reserves were 1,005.3 million barrels of oil equivalent, of which 323.3 million barrels were developed.

•

Ixtal-Manik Project. This project is located off the coast of the states of Tabasco and Campeche, 140 kilometers northeast from the Dos Bocas Marine Terminal in Paraíso, Tabasco, at a depth of between the 70- and 80-meter isobaths. The project is composed of the Ixtal and Manik fields, all in the Southwestern Marine region. Our investments in this project have been focused on the development of fields. As of December 31, 2011, the drilling of 15 wells had been completed, and 13 of these wells were producing. During 2011, average daily production totaled 110.8 thousand barrels of crude oil and 219.6 million cubic feet of natural gas. As of December 31, 2011, cumulative production totaled 212.3 million barrels of crude oil and 409.1 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 128.4 million barrels of crude oil and 0.3 trillion cubic feet of natural gas. Total proved reserves were 176.4 million barrels of oil equivalent, of which 146.3 million barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the SGP were Ps. 28,626 in 2009, Ps. 27,944 million in 2010 and Ps. 27,790 million in 2011. For 2012, we have budgeted Ps. 34,819 million for capital expenditures for the SGP, which would bring our total capital expenditures for the program to approximately U.S. $22.4 billion through December 31, 2012.

From 2007 to 2011, average production from the SGP was 1.9 billion cubic feet of natural gas per day. During 2011, 2 fields were discovered in the Veracruz basin through the drilling of two wells, which added 52.8 billion cubic feet of natural gas and 3.4 million barrels of oil to proved reserves. Development activities have focused mainly on the Veracruz, Crudo Ligero Marino and Ixtal-Manik projects. For the Veracruz project, 3.6 million barrels of oil equivalent were added from the drilling of ten wells at the Arquimia and Cauchy fields during 2011. Similar development activities were performed in the Crudo Ligero Marino project, where 63.2 million barrels of oil equivalent were added from the drilling of three wells. Finally, the Ixtal-Manik project increased its proved reserves by 8.8 million barrels of oil equivalent through the completion of two producing wells.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The Aceite Terciario del Golfo project is located in the Northern region and covers an area of 4,243 square kilometers. This project is comprised of 29 fields, which are divided among eight sectors. As of December 31, 2011, there were a total of 3,632 wells completed, of which 2,002 were producing. The project produced an average of 52.9 thousand barrels per day of crude oil as compared to 41.0 thousand barrels per day of crude oil in 2010, which represented a 29% increase, and 111.8 million cubic feet of natural gas per day in 2011 as compared to 85.3 million cubic feet of natural gas per day in 2010, which represented a 31% increase. As of December 31, 2011, cumulative production was 204.9 million barrels of crude oil and 369.8 billion cubic feet of natural gas. As of December 31, 2011, proved hydrocarbon reserves totaled 568.3 million barrels of crude oil and 880.8 billion cubic feet of natural gas. Total proved reserves were 743.0 million barrels of oil equivalent, of which 191.4 million were developed. During 2011, field development activities at the project included the drilling of 465 wells, and the completion of 513 wells. Of these 513 completed wells, 490 were classified as producing, reflecting a success factor of 95.5%. As of December 31, 2011, 67% of the total producing wells were operating with artificial lift systems, such as beam pumps and gas lifts, while the remaining 33% were “flowing wells” that are classified as such because they did not require any means of artificial lift.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Aceite Terciario del Golfo project were Ps. 20,607 in 2009, Ps. 28,262 million in 2010 and Ps. 21,919 million in 2011. For 2012, we anticipate that capital expenditures for this project will be Ps. 15,378 million and that total accumulated investments in this project will be approximately U.S. $8.8 billion.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Bacab, Lum, Ku, Maloob and Zaap fields, and extends over an area of 149.5 square kilometers. As of December 31, 2011, there were a total of 197 wells completed, 146 of which were producing. The project produced an average of 842.0 thousand barrels of crude oil, 33% of our total production, and 330.9 million cubic feet of natural gas per day in 2011. As of December 31, 2011, cumulative production was 3.6 billion barrels of crude oil and 1.7 trillion cubic feet of natural gas. As of December 31, 2011, proved hydrocarbon reserves totaled 3.3 billion barrels of crude oil and 1.5 trillion cubic feet of natural gas. Total proved reserves were 3.6 billion barrels of oil equivalent, of which 2.6 billion barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for this project were Ps. 20,894 million in 2009, Ps. 18,350 million in 2010 and Ps. 21,554 million in 2011. For 2012, we anticipate that capital expenditures will be Ps. 22,804 million and that total accumulated capital expenditures for this project will reach approximately U.S. $15.9 billion. In 2011, Pemex-Exploration and Production paid approximately U.S. $71.4 million to acquire approximately 88.8 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. In 2012, we expect to spend approximately U.S. $81.6 million to acquire approximately 108.8 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. In 1997, Pemex-Exploration and Production initiated a development program for the Burgos natural gas fields. The purpose of the Burgos project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 20.4% of our total natural gas production in 2011. The project is located in northeastern Mexico.

During 2011, the Burgos project produced an average of 1.3 billion cubic feet of natural gas per day. As of December 31, 2011, a total of 7,425 wells had been completed, including wells completed prior to 1997. Between 1997 and 2011, a total of 4,047 wells had been completed, 2,813 of which were producing. The most important fields are the Arcabuz-Culebra, Cuitláhuac, Cuervito, Arcos, Santa Anita, Nejo and Palmito fields, which together produced 39.2% of the total production of the Burgos project in 2011.

Main Fields of the Burgos Project

(as of December 31, 2011)

	Arcabuz- Culebra	Cuitláhuac	Cuervito	Arcos	Santa Anita	Nejo	Palmito
Total acreage (square kilometers)	386	211	45	46	46	103	54
Developed acreage	359	197	30	46	35	80	54
Undeveloped acreage	27	14	15	0	11	23	0
Wells completed	938	409	115	195	64	159	118
Producing wells	597	189	77	123	48	129	76
2011 production of natural gas (million cubic feet per day)	154.5	87.4	43.5	24.1	36.9	141.1	38.6
Cumulative production of natural gas (billion cubic feet)	1,816.4	639.5	120.1	632.9	190.0	149.2	56.4
Proved reserves of natural gas (billion cubic feet)	186.8	114.4	136.4	43.0	65.7	144.3	52.8
Proved developed reserves	139.2	84.0	80.9	41.8	48.2	87.8	51.6
Proved undeveloped reserves	47.6	30.5	55.5	1.2	17.5	56.5	1.2

From 2007 to 2011, exploration activities and the reclassification of reserves increased estimated proved reserves in Burgos by 445.5 million barrels of oil equivalent. Production during this period totaled 529.0 million barrels of oil equivalent. During 2011, proved reserves decreased by 15.8 million barrels of oil equivalent, from 403.8 million barrels of oil equivalent in 2010 to 388.0 million barrels of oil equivalent in 2011.

In nominal peso terms, our capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts) for the Burgos project were Ps. 19,410 million in 2009, Ps. 29,704 million in 2010 and Ps. 19,564 million in 2011. For 2012, we anticipate that our capital expenditures for this project will amount to Ps. 11,128 million and that our total accumulated capital expenditures will reach approximately U.S. $17.3 billion.

Antonio J. Bermúdez Project. In 2002, we began investing in the Antonio J. Bermúdez project, the main investment project in the Southern region and the sixth largest in Mexico. This project is designed to accelerate reserves recovery, as well as increase the recovery factor by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2011, a total of 446 wells had been completed, of which 166 were producing. During 2011, the project produced an average of 67.5 thousand barrels of crude oil and 234.2 million cubic feet of natural gas per day. As of December 31, 2011, cumulative production was 2.8 billion barrels of crude oil and 4.2 trillion cubic feet of natural gas. As of December 31, 2011, proved hydrocarbon reserves in this field totaled 0.8 billion barrels of crude oil and 2.1 trillion cubic feet of natural gas. As of December 31, 2011, total proved reserves were 1.4 billion barrels of oil equivalent, of which 0.7 billion were developed.

In nominal peso terms, our capital expenditures for the Antonio J. Bermúdez project were Ps. 10,442 million in 2009, Ps. 9,853 million in 2010 and Ps. 11,218 million in 2011. For 2012, we anticipate that our capital expenditures for this project will be Ps. 13,311 million and that our total accumulated investments in the project will reach approximately U.S. $7.0 billion. In March 2005, we entered into a contract with Praxair México, S. de R.L. de C.V. to build, own and operate a nitrogen cryogenic plant. Construction of this plant was completed in June 2008. After completing testing in July 2008, we began injecting 190 million cubic feet per day of nitrogen into the project. In 2011, we paid approximately Ps. 620 million to acquire nitrogen from this plant that enabled us to inject approximately 152 million cubic feet per day during 2011 for pressure maintenance in connection with the project. From 2012 to 2022, we plan to continue to inject this same volume of nitrogen.

Delta del Grijalva Project. The Delta del Grijalva project is the most important in the Southern region in terms of both oil and gas production. The project covers an area of 1,343 square kilometers and has been exploited by Pemex-Exploration and Production since 1982. As of December 31, 2011, there were a total of 162 wells drilled, of which 60 were producing. During 2011, the project produced an average of 155.1 thousand barrels of crude oil and 481.5 million cubic feet of natural gas per day. The most important fields are Sen, Caparroso-Pijije-Escuintle and Tizón.

•

Sen. This field covers an area of 45.1 square kilometers. As of December 31, 2011, a total of 46 wells had been completed, 20 of which were producing. During 2011, the field produced an average of 57.6 thousand barrels of crude oil and 147.2 million cubic feet of natural gas per day. As of December 31, 2011, cumulative production was 274.4 million barrels of crude oil and 753.6 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 97.9 million barrels of crude oil and 259.1 billion cubic feet of natural gas. As of December 31, 2011, total proved reserves were 158.9 million barrels of oil equivalent, 144.2 million of which were developed.

•

Caparroso-Pijije-Escuintle. This field covers an area of 28.2 square kilometers. As of December 31, 2011, a total of 47 wells had been completed, 21 of which were producing. During 2011, the field produced an average of 63.6 thousand barrels of crude oil and 161.8 million cubic feet of natural gas per day. As of December 31, 2011, cumulative production was 190.5 million barrels of crude oil and 535.9 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 103.9 million barrels of crude oil and 275.3 billion cubic feet of natural gas. As of December 31, 2011, total proved reserves were 168.7 million barrels of oil equivalent, 152.0 million of which were developed.

•

Tizón. This field covers an area of 17.8 square kilometers. As of December 31, 2011, a total of 12 wells had been completed, seven of which were producing. During 2011, the field produced an average of 11.9 thousand barrels of crude oil and 67.9 million cubic feet of natural gas per day. As of December 31, 2011, cumulative production was 29.8 million barrels of crude oil and 179.2 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 12.0 million barrels of crude oil and 66.7 billion cubic feet of natural gas. As of December 31, 2011, total proved reserves were 27.8 million barrels of oil equivalent, all of which were developed.

As of December 31, 2011, cumulative production in the Delta del Grijalva project was 0.6 billion barrels of crude oil and 2.3 trillion cubic feet of natural gas. Proved hydrocarbon reserves as of December 31, 2011 totaled 257.5 million barrels of crude oil and 783.5 billion cubic feet of natural gas. As of December 31, 2011, total proved reserves were 442.1 million barrels of oil equivalent, 390.7 million of which were developed.

In nominal peso terms, our capital expenditures for the Delta del Grijalva project were Ps. 4,571 million in 2009, Ps. 5,904 million in 2010 and Ps. 6,501 million in 2011. In 2012, we expect our capital expenditures to be Ps. 5,326 million, bringing our total capital expenditures for the project to approximately U.S. $2.4 billion.

Bellota-Chinchorro Project. The Bellota-Chinchorro project is the fourth most important crude oil producer in the Southern region. This project covers an area of 111 square kilometers and has been exploited by Pemex-Exploration and Production since 1981. In addition to the Bellota and Chinchorro fields, the fields in the project include Chipilín, Cobra, Cupache and Edén-Jolote. Since 2004, our investments in the Bellota-Chinchorro fields have been focused on field development. As of December 31, 2011, a total of 127 wells had been completed, of which 25 were producing. During 2011, the project produced an average of 66.8 thousand barrels of crude oil and 110.5 million cubic feet of natural gas per day.

As of December 31, 2011, cumulative production was 677.8 million barrels of crude oil and 1,093.9 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 243.1 million barrels of crude oil and 531.8 billion cubic feet of natural gas. As of December 31, 2011, total proved reserves were 375.2 million barrels of oil equivalent, 236.2 million of which were developed.

In nominal peso terms, our capital expenditures for the Bellota-Chinchorro project were Ps. 4,496 million in 2009, Ps. 5,518 million in 2010 and Ps. 4,912 million in 2011. In 2012, we expect our capital expenditures to be Ps. 4,053 million, bringing our total capital expenditures for the project to approximately U.S. $2.6 billion.

Integral Poza Rica Project. The Integral Poza Rica project is the second-largest crude oil producer in the Northern region. This project covers an area of 649 square kilometers. Since 2002, our investments in this project have been focused on accelerating the development of mature oil and gas fields located at the Poza Rica, San Andrés and Faja de Oro Terrestre areas, as well as the development of the fields corresponding to the Tres Hermanos Project, through the use of artificial lift systems, secondary recovery techniques, and 3-D seismic acquisition. A total of 141 wells were completed between 2002 and 2011, and as of December 31, 2011, a total of 769 wells were producing. During 2011, the project produced an average of 28.5 thousand barrels of crude oil and 33.6 million cubic feet of natural gas per day. In addition, as of December 31, 2011, cumulative production was 3,772.4 million barrels of crude oil and 3,733.4 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 79.0 million barrels of crude oil and 80.0 billion cubic feet of natural gas as of the same date. As of December 31, 2011, total proved reserves were 86.3 million barrels of oil equivalent, 78.8 million of which were developed.

In nominal peso terms, our capital expenditures for the Integral Poza Rica project were Ps. 2,122 million in 2009, Ps. 2,936 million in 2010 and Ps. 4,687 million in 2011. In 2012, we expect our capital expenditures to be Ps. 2,921 million, bringing our total capital expenditures for the project to approximately U.S. $1.2 billion.

Tamaulipas-Constituciones Project. The Tamaulipas-Constituciones project is the third-largest producer in the Northern region. This project covers an area of 850 square kilometers. This project is mainly composed of the Tamaulipas-Constituciones, Ébano, Pánuco, Cacalilao, Barcodón and Limón fields. Since 2001, our investments in this project have been focused on field development, as well as exploiting the production potential and reserves from the Ébano-Pánuco-Cacalilao area, based on testing and recovery technology, such as 3-D seismic acquisition, the drilling of development wells, infill drilling, and the waterflooding system at the Tamaulipas-Constituciones area. A total of 233 wells were completed between 2001 and 2011, and as of December 31, 2011, a total of 763 wells were producing. During 2011, the project produced an average of 16.3 thousand barrels of crude oil and 17.1 million cubic feet of natural gas per day. As of December 31, 2011, cumulative production was 1,302.5 million barrels of crude oil and 2,919.8 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 82.6 million barrels of crude oil and 47.6 billion cubic feet of natural gas as of the same date. As of December 31, 2011, total proved reserves were 90.2 million barrels of oil equivalent, 50.7 million of which were developed.

In nominal peso terms, our capital expenditures for the Tamaulipas-Constituciones project were Ps. 987 million in 2009, Ps. 1,967 million in 2010 and Ps. 3,800 million in 2011. In 2012, we expect our capital expenditures for this project to be Ps. 1,516 million, and anticipate that our total accumulated capital expenditures for the project will reach approximately U.S. $0.7 billion.

Chuc Project. The Chuc project is the third-largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. This project covers an area of 213 square kilometers and has been exploited by Pemex-Exploration and Production since 1981. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20- and 100-meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Batab, Ché, Chuc, Chuhuk, Etkal, Homol, Kuil, Onel, Pokoch, Pol, Tumut, Uchak and Wayil. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2011, 89 wells had been completed, of which 36 were producing. During 2011, average production totaled 100.1 thousand barrels of crude oil and 137.1 million cubic feet of natural gas per day. As of December 31, 2011, cumulative production totaled 1.9 billion barrels of crude oil and 2.0 trillion cubic feet of natural gas. As of December 31, 2011, proved hydrocarbon reserves totaled 209.2 million barrels of oil and 389.5 billion cubic feet of natural gas, or a total of 281.8 million barrels of oil equivalent. As of December 31, 2011, total proved developed reserves were 122.1 million barrels of oil equivalent.

In nominal peso terms, our capital expenditures for the Chuc project were Ps. 3,469 million in 2009, Ps. 2,619 million in 2010 and Ps. 3,730 million in 2011. In 2012, we expect our capital expenditures for the Chuc project to be Ps. 8,205 million and anticipate that our total accumulated capital expenditures for the project will reach approximately U.S. $2.8 billion.

Crude Oil Sales

During 2011, domestic consumption of crude oil amounted to approximately 1,172.3 thousand barrels per day, which represented 47% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—Business Overview—International Trading” in this Item 4. Maya crude oil accounted for 76% of exported crude oil volume sold by PMI in 2011.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in thousands of barrels per day)					(%)
Production	3,075.7	2,791.6	2,601.5	2,575.9	2,550.1	(1.0)
Distribution
Refineries	1,230.9	1,216.2	1,264.4	1,190.7	1,172.3	(1.5)
Petrochemicals(1)	125.5	131.1	97.4	0.0	0.0	—
Export terminals	1,701.3	1,406.9	1,231.7	1,358.0	1,342.9	(1.1)

Total	3,057.8	2,754.2	2,593.5	2,548.7	2,515.2	(1.3)

Statistical differences in stock measurements(2)	17.9	37.4	8.0	27.2	34.9	28.3

Note: Numbers may not total due to rounding.

(1)	There was no crude oil distributed to Pemex-Petrochemicals for the production of refined products in 2010 and 2011.
(2)	Includes measurement inconsistencies, shrinkage and leakage.

Source: Pemex-Exploration and Production.

Maya crude oil accounted for 40% of domestic consumption in 2011. Due to its high sulfur content, Maya crude oil requires extra processing and has lower refining yields than most valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Therefore, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. As a consequence of this price difference, we have supported the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil. We have done this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil, and we have provided, for a limited period, support mechanisms to protect refinery margins in certain adverse market conditions. See “—Business Overview—International Trading—Geographic Distribution of Export Sales” in this Item 4.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, usually occurs as a result of operational adjustments to carry out maintenance at production facilities, and in some cases is due to limitations in the ability to handle, process or transport natural gas. In addition, the flaring of produced gas is also used as a safety measure to relieve well pressure. Gas flaring is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2011, gas flaring represented 5.3% of total natural gas production, which represents a decline from 2010, when gas flaring represented 8.5% of total natural gas production. This decrease reflects a lower frequency of operational problems and the resulting decreased need for maintenance of platforms equipment. Pemex-Exploration and Production’s goal is to reduce gas flaring to 3.5% of total natural gas production by the end of 2012. To achieve this goal, we are implementing programs to reduce gas flaring in all of our business units and we are building additional infrastructure to improve gas efficiency and use.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2011, this pipeline network consisted of approximately 39,407 kilometers of pipelines, of which 3,490 kilometers were located in the Marine region, 11,566 kilometers were located in the Southern region and 24,351 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Transportation and Distribution” in this Item 4.

Financed Public Works Contracts

Our Financed Public Works Contracts program, or FPWC, previously known as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program is to provide a contractual framework that promotes an efficient execution of public works, in order to increase Mexico’s hydrocarbons production. The FPWC are public works contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Pemex-Exploration and Production retains the rights and title to all hydrocarbons produced and works performed under each FPWC.

The following table summarizes Pemex-Exploration and Production’s existing FPWCs as of December 31, 2011.

Block	Contractor	Contract Amount (in millions of U.S. dollars)
Reynosa-Monterrey	Repsol Exploración México, S.A. de C.V.	U.S. $	2,437.2
Cuervito	PTD Servicios Múltiples, S. de R.L. de C.V.		260.1
Misión	Servicios Múltiples de Burgos, S.A. de C.V.		1,529.2
Fronterizo	PTD Servicios Múltiples, S. de R.L. de C.V.		265.0
Olmos	Lewis Energy México, S. de R.L. de C.V.		343.6
Pirineo	Monclova Pirineo Gas, S.A. de C.V.		645.3
Nejo	Iberoamericana de Hidrocarburos, S.A. de C.V.		1,916.2
Monclova(1)	GPA Energy, S.A. de C.V.		1,070.0

Total		U.S. $	8,466.6

(1)	On December 14, 2011, the amount of the contract corresponding to the Monclova block was increased by U.S. $636.5 million, for a new overall amount of U.S. $1,070.0 million.

Source: Pemex-Exploration and Production.

During 2011, among other works performed under the FPWC program, 80 wells were drilled in the Burgos project, which represents approximately 40% of all wells drilled in Burgos. Also in 2011, 74 wells were completed, consisting of 68 development wells and 6 exploratory wells. All but 3 of these completed wells were productive. The works carried out in 2011 represented an investment of approximately U.S. $745 million. By the end of 2011, natural gas production in the existing FPWC blocks reached 415 million cubic feet per day, which represents approximately 31% of all natural gas production from Burgos during 2011.

Integrated Exploration and Production Contracts

Our Integrated Exploration and Production Contracts (which we refer to as the Integrated E&P Contracts) program is based on the various laws and amendments enacted as part of the 2008 reforms. See “—History and Development” in this Item 4. The objective of these Integrated E&P Contracts is to increase PEMEX’s execution capabilities, Mexico’s reserves and PEMEX’s production. The hydrocarbons reserves located in and extracted from the contractual areas will continue to be exclusively owned by Mexico. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery costs, provided that the payments to the contractor may not exceed PEMEX’s cash flow from the particular block subject to each contract.

On March 1, 2011, Pemex-Exploration and Production published its invitation for bids for the first three Integrated E&P Contracts relating to the Santuario, Carrizo and Magallanes blocks, which are located in mature fields in the Southern Region of Mexico. On August 18, 2011, PEMEX awarded the contracts for Santuario and Magallanes blocks to Petrofac, a British energy services firm, and the contract for the Carrizo block to Administradora en Proyectos de Campos (APC), a Mexican firm. However, after APC failed to comply with the legal requirements for entering into the contract, and in accordance to the bidding rules, the contract for the Carrizo block was awarded to Dowell Schlumberger de México, S.A. on October 25, 2011. The contracts for the Santuario and Magallanes blocks were signed on October 17, 2011, while the contract for Carrizo was signed on December 14, 2011. Each contract has a term of up to 25 years.

On January 19, 2012, Pemex-Exploration and Production published the call for bids for six Integrated E&P Contracts for areas in the Northern Region: four onshore (Altamira, Pánuco, San Andrés and Tierra Blanca) and two offshore (Arenque and Atún) blocks. A total of 23 groups have purchased bidding rules for this round of contracts, and we have announced that offers are due on June 20, 2012, with contract signing scheduled for June 20, 2012 through August 20, 2012. Pemex-Exploration and Production plans to initiate additional bidding rounds for Chicontepec and for deep waters in the Gulf of Mexico in the coming months.

Collaboration Agreements

During 2007, Pemex-Exploration and Production entered into non-commercial scientific and technology agreements with Statoil, Royal Dutch Shell, ExxonMobil, Chevron, Maersk Olie og Gas, Nexen, Japan Oil, Gas and Metals National Corporation and Eni S.p.A., E&P (Exploration and Production) Division. In 2008, Pemex-Exploration and Production entered into non-commercial scientific and technology agreements with Ecopetrol S.A., Chevron Deepwater Mexico, Inc., Total Cooperation Technique Mexique and Sociedad por Acciones Simplificada (S.A.S.). In 2009, Pemex-Exploration and Production entered into additional collaboration agreements with Chevron Deepwater Mexico, Inc., Statoil, Repsol Exploración México, S.A. de C.V., Tecpetrol Internacional, S.L., Schlumberger Offshore Services (México), N.V. and SINOPEC International Petroleum Service Mexico, S. de R.L. de C.V. In 2010, Pemex-Exploration and Production entered into additional non-commercial scientific and technology agreements with SINOPEC International Petroleum Service Mexico, S. de R.L de C.V., ExxonMobil Ventures Mexico Limited, Japan Oil, Gas and Metals National Corporation, Petróleo Brasileiro S.A. and Shell Exploration Company (West) B.V. In 2011, Pemex-Exploration and Production did not enter into any new non-commercial scientific and technology agreements. Through these agreements, we seek to increase our technical and scientific knowledge in areas including deep-water subsalt exploration and drilling; enhanced oil recovery processes, such as air injection; and reservoir characterization of complex structures. These broad agreements of technological and scientific collaboration are strictly non-commercial, i.e., there is no transfer of resources among the parties.

On April 12, 2012, Pemex-Exploration and Production and Comercial Cupet S.A., on behalf of Unión Cuba-Petróleo (also known as Cupet), a Cuban state oil company, signed a non-binding letter of intent to discuss possible alternatives for future collaboration and participation in certain exploration and production blocks in the Cuban exclusive economic zone. The parties anticipate further discussions during 2012, but there has been no agreement about the nature or scope of any actual participation in oil exploration projects.

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

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2007	2008	2009	2010	2011
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,540.0	1,540.0	1,540.0	1,540.0	1,690.0
Vacuum distillation	754.0	754.0	754.0	754.0	832.0
Cracking	380.5	380.5	380.5	380.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	926.1	926.1	926.1	1,010.1	1,067.5
Alkylation and isomerization	152.5	128.5	128.5	128.5	141.9
Coking	100.0	100.0	100.0	100.0	155.8

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

At the end of 2011, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2011, our refineries processed 1,167 thousand barrels per day of crude oil (171 thousand barrels per day at Cadereyta, 118 thousand barrels per day at Madero, 152 thousand barrels per day at Minatitlán, 171 thousand barrels per day at Salamanca, 279 thousand barrels per day at Salina Cruz and 277 thousand barrels per day at Tula), which total consisted of 732 thousand barrels per day of Olmeca and Isthmus crude oil and 435 thousand barrels per day of Maya crude oil.

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

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. Pemex-Refining produced 1,190 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2011, a decrease of 3.2% from 2010 levels. This decrease in refined products production was mainly due to operational issues at our refining facilities.

The following table sets forth, by category, Pemex-Refining’s production of petroleum products from 2007 through 2011.

Pemex-Refining Production

	Year ended December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	1,269.8	1,261.0	1,294.9	1,184.1	1,166.7	(1.5)
Refined Products
Liquefied petroleum gas	26.6	25.9	27.1	25.5	21.4	(16.1)
Gasoline
Pemex Magna	425.7	418.7	364.0	341.2	324.2	(5.0)
Ultra Low Sulfur Magna(1)	—	—	81.8	67.3	61.7	(8.3)
Pemex Premium(2)	26.1	25.4	22.7	12.5	13.7	9.6
Base	4.5	6.5	3.0	3.0	0.7	(76.7)
Others	0.1	0.1	0.1	0.1	0.0	(100.0)

Total	456.4	450.7	471.5	424.2	400.3	(5.6)
Kerosene (Jet fuel)	66.3	64.0	57.1	51.9	56.3	8.5
Diesel
Pemex Diesel(3)	326.2	336.1	291.4	221.0	193.6	(12.4)
Ultra Low Sulfur Diesel(1)	—	—	44.5	67.7	80.1	18.3
Others	7.8	7.4	1.0	0.8	0.1	(87.5)

Total	334.0	343.5	337.0	289.5	273.8	(5.4)
Fuel oil	301.5	288.7	316.2	322.3	307.5	(4.6)
Other refined products
Asphalts	31.9	34.3	31.9	24.9	26.1	4.8
Lubricants	5.2	5.1	4.2	4.3	3.7	(14.0)
Paraffins	1.1	1.0	0.8	0.8	0.7	(12.5)
Still gas	55.2	54.9	54.9	54.2	62.6	15.5
Other refined products(4)	34.2	38.8	42.0	31.7	37.9	19.6

Total	127.6	134.1	133.8	115.8	131.0	13.1

Total refined products	1,312.4	1,306.9	1,342.7	1,229.1	1,190.2	(3.2)

Note: Numbers may not total due to rounding.

(1)	Production started in January 2009.
(2)	Pemex Premium is an Ultra Low Sulfur gasoline with 0.003% sulfur content.
(3)	Pemex Diesel is sold in the northern border market with 0.0015% sulfur content.
(4)	Includes principally coke, along with other products such as aeroflex 1-2, furfural extract and light cyclic oil.

Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2011, fuel oil represented 25.8%, gasoline represented 33.6% and diesel fuel represented 23.0% of total petroleum products production. Jet fuel represented 4.7% and LPG represented 1.8% of total production of petroleum products in 2011. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, over the past several years Pemex-Refining has increased its production of unleaded gasoline (including Pemex Premium) as opposed to leaded gasoline (gasoline base, a leaded gasoline, is produced only as a base for other products). All of our automotive gasoline production now consists of unleaded gasoline. In addition, we have introduced new environmentally sound products such as Ultra Low Sulfur gasoline and diesel. We also promote LPG as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

For the five years ended December 31, 2011, the value of Pemex-Refining’s domestic sales of refined products and petrochemicals was as follows:

Value of Domestic Sales(1)

	Year ended December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in millions of pesos)(2)					(%)
Refined Products
Gasoline
Pemex Magna	Ps. 209,006.5	Ps. 231,071.4	Ps. 233,307.2	Ps. 270,121.9	Ps. 300,936.8	11.4
Pemex Premium	38,331.9	34,909.6	25,180.3	24,987.2	27,520.1	10.1
Aviation fuels	212.9	236.9	240.9	247.1	353.4	43.0
Others	74.1	69.0	49.6	74.4	59.9	(19.5)

Total	247,625.4	266,286.8	258,778.0	295,430.7	328,870.2	11.3
Kerosene
Jet fuel	23,369.3	31,936.4	18,320.7	22,935.3	31,560.2	37.6
Other kerosenes	183.2	101.9	119.2	179.0	215.9	20.6

Total	23,552.5	32,038.3	18,439.9	23,114.3	31,776.1	37.5
Diesel
Pemex Diesel	84,752.0	96,434.7	106,129.0	125,556.4	142,559.8	13.5
Others	12,168.2	14,990.0	15,392.4	18,453.2	23,681.4	28.3

Total	96,920.1	111,424.7	121,521.5	144,009.6	166,241.2	15.4
Fuel oil
Total	42,395.7	61,670.2	51,907.6	56,766.7	80,265.5	41.4
Other refined products
Asphalts	6,107.4	11,492.9	10,277.1	8,814.1	10,539.1	19.6
Lubricants	2,167.9	3,318.1	2,000.5	2,429.8	3,153.8	29.8
Paraffins	247.7	371.6	235.3	297.5	304.2	2.3
Coke	98.0	112.7	99.0	106.4	104.5	(1.8)

Total	Ps. 8,621.1	Ps. 15,295.3	Ps. 12,611.9	Ps. 11,647.7	Ps. 14,101.6	21.1

Total Refined Products	Ps. 419,114.8	Ps. 486,715.3	Ps. 463,258.8	Ps. 530,969.0	Ps. 621,254.5	17.0

Petrochemicals(3)	Ps. 2,508.1	Ps. 3,288.4	Ps. 2,859.0	Ps. 4,089.7	Ps. 4,424.3	8.2

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” in this Item 4.
(2)	Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009, 2010 and 2011 are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(3)	These are petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 87% of our fuel oil production during 2011, pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we agreed to supply to the Federal Electricity Commission during 2011 was 116,789 barrels per day, in accordance with the supply capacity of Pemex-Refining and the requirements of the Federal Electricity Commission under its official program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulfur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2011, this volume discount amounted to approximately 0.5% of our total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2011 was Ps. 70,133 million, which represented 11.3% of our total revenues from domestic sales of refined products.

In 2011, our domestic sales of refined products increased by Ps. 90,285.5 million, or 17.0% in value, as compared to 2010 levels. This increase was primarily due to a 0.8% increase in the volume of domestic distillates sales and higher international prices of refined products in 2011.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2011 was distributed as follows.

Volume of Domestic Sales

	Year ended December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	658.9	706.2	727.7	743.7	738.6	(0.7)
Pemex Premium	101.3	85.7	64.1	57.8	60.5	4.7
Aviation fuels	0.5	0.5	0.5	0.5	0.5	0.0
Others	0.2	0.1	0.1	0.2	0.1	(50.0)

Total	760.9	792.6	792.4	802.2	799.7	(0.3)
Kerosenes
Jet fuel	67.9	65.0	55.0	55.8	56.1	0.5
Other kerosenes	0.9	0.4	0.4	0.6	0.6	0.0

Total	68.8	65.4	55.4	56.4	56.8	0.7
Diesel
Pemex Diesel	314.5	332.0	314.5	325.1	330.6	1.7
Others	43.9	50.0	44.5	46.0	52.9	15.0

Total	358.4	382.0	359.0	371.1	383.6	3.4
Fuel oil
Total	256.9	219.6	209.0	184.9	200.6	8.5
Other refined products
Asphalts	29.9	32.6	30.7	23.6	24.6	4.2
Lubricants	5.7	5.6	4.5	4.7	4.2	(10.6)
Paraffins	1.1	1.0	0.8	0.8	0.8	0.0
Coke	33.1	35.9	38.0	30.0	31.0	3.3

Total	69.8	75.0	73.9	59.1	60.6	2.5

Total refined products	1,514.8	1,534.6	1,489.7	1,473.6	1,501.2	1.9

Petrochemicals(1)	290.9	278.9	365.4	325.0	292.0	(10.2)

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.

Source: Pemex BDI.

The volume of our domestic gasoline sales decreased by 0.3% in 2011, from 802.2 thousand barrels per day in 2010 to 799.7 thousand barrels per day in 2011. The volume of our domestic diesel sales increased by 3.4%, from 371.1 thousand barrels per day in 2010 to 383.6 thousand barrels per day in 2011. The volume of our domestic sales of fuel oil increased by 8.5%, from 184.9 thousand barrels per day in 2010 to 200.6 thousand barrels per day in 2011, primarily due to an increase in the Federal Electricity Commission’s demand for fuel oil.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout Mexico. Since October 2006, all Pemex Premium gasoline has had an ultra-low sulfur content of 0.003%. Since January 2007, diesel sold at the northern border of Mexico has had a sulfur content of 0.0015%. Our efforts to build and enhance our brands have also progressed during the past five years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities, as well as technical assistance in the development of marketing and customer service programs. At the end of 2011, there were 9,637 retail service stations franchised or owned by Pemex-Refining, of which 9,588 were privately owned and operated as franchises and 49 were owned by Pemex-Refining. This total number of retail service stations represented an increase of 4.4% from the 9,232 service stations as of December 31, 2010.

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

On January 7, 2009, President Calderón announced the Acuerdo Nacional en favor de la Economía Familiar y el Empleo (National Agreement in Favor of Family Economy and Employment), an agreement aimed at mitigating the effects on Mexico of the global economic crisis. The agreement suspended the periodic increases in the retail price of unleaded gasoline until December 18, 2009. From December 19, 2009 to February 5, 2010, the Mexican Government renewed these periodic price increases, which ranged from three to nine Mexican cents per liter per month. From February 6, 2010 to December 9, 2011, the Mexican Government continued these periodic price increases, which ranged from four to eight Mexican cents per liter per month. From December 10, 2011 to April 14, 2012, the increases ranged from five to nine Mexican cents per liter per month

Periodic increases in diesel prices ranged from two to eight Mexican cents per liter per month during the first seven months of 2008, and from 20 to 30 Mexican cents per liter per month from August 2008 to February 6, 2009. From February 7, 2009 to December 25, 2009, diesel prices were periodically increased by five Mexican cents per liter per month. From December 26, 2009 to December 9, 2011, the Mexican Government renewed these periodic price increases in increments of eight Mexican cents per liter per month. From December 10, 2011 to April 14, 2012, these periodic price increases continued in increments of ten Mexican cents per liter per month. Despite these increases, diesel prices in Mexico have remained below most international diesel reference prices.

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

Investments

Over the past several years, Pemex-Refining has focused its investment program on enhancing the quality of the gasoline and diesel it produces to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crude oil in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crude oil we do export. In the medium term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2011, Pemex-Refining imported approximately 405 thousand barrels per day of unleaded gasoline, which represented approximately 50.7% of total domestic demand for unleaded gasoline in that year. In 2011, Pemex-Refining invested Ps. 25,157 million in capital expenditures, 11.1% more than its Ps. 22,636 million of capital expenditures in 2010. Of this total investment, Pemex-Refining allocated Ps. 2,850 million to the Minatitlán project, Ps. 2,130 million to its investments to expand and upgrade refineries and related installations, Ps. 8,506 million to environmental and industrial safety projects, Ps. 9,279 million to rehabilitation projects, Ps. 2,332 million to other projects and acquisitions and Ps. 60 million to the new refinery in Tula, Hidalgo, of which Ps. 35 million was for preinvestment studies and Ps. 25 million was for other expenses related to this refinery.

Clean Fuels Project. This project is being developed in our six refineries, with a first phase involving the installation of eight ultra-low sulfur gasoline (ULSG) post-treatment units, the capacities of which are set forth below by refinery. This phase of the project is being carried out among 3 groups of our refineries, as follows: Tula (43.9% complete) and Salamanca (41.3% complete) (group 1); Cadereyta (68.4% complete) and Madero (54.8% complete) (group 2); and Minatitlán and Salina Cruz (30.5% and 29.8% complete, respectively) (group 3), with construction expected to be completed by 2013.

	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula
ULSG units (tbpd)	1 (42)	2 (20)	1 (25)	1 (25)	2 (25)	1 (30)

Note: tbpd = thousand barrels per day.

Source: Pemex-Refining.

The second phase of the Clean Fuels Project involves the construction of five new ultra-low sulfur diesel facilities and the reconfiguration of 17 existing units. This portion of the project will be carried out in two phases: a Cadereyta diesel phase and a diesel phase for the 5 remaining refineries. The engineering development for the Cadereyta diesel phase was completed in 2010 and an independent expert delivered his final due diligence report on the project in March 2012. Construction is expected to begin in October 2012. Basic engineering for the facilities associated with the diesel phase in the 5 remaining refineries is expected to be completed in August 2012, and construction is expected to begin in the second quarter of 2013. Until construction is completed, we will import ultra-low sulfur fuels in order to meet local demand.

The following table sets forth, by refinery, the number of new as well as reconfigured units under the Clean Fuels Project diesel phase.

Clean Fuels Project New and Reconfigured Units

	Refineries
Processing plants	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula	Total
New gasoline post-treatment units	1	2	1	1	2	1	8
New diesel units	1	2	1	1	—	—	5
Reconfigured diesel units	3	1	1	3	4	5	17

Source: Pemex-Refining.

New Refinery at Tula. On August 12, 2009, with the required donation of land for the project by the government of Hidalgo having been completed, we announced the construction of a new refinery in Tula in the state of Hidalgo. The new refinery is expected to have a Maya crude oil processing capacity of 250 thousand barrels per day, and to produce approximately 142 thousand barrels per day of gasoline, 130 thousand barrels per day of diesel and 12 thousand barrels per day of jet fuel. All distilled products processed at the refinery will meet ultra-low sulfur content specifications and no fuel oil will be produced. During 2011, we spent Ps. 35 million on pre-investment studies and Ps. 25 million on other investments for this new refinery. On February 15, 2012, we awarded to ICA Fluor Daniel, an industrial engineering company jointly owned by Empresas ICA, S.A.B. de C.V. and Fluor Corporation, a U.S. $135 million contract for engineering and management services for the first phase of the construction of the new refinery. This contract has a term of 421 days, and will go into effect on March 12, 2012. As of December 2011, the total estimated cost of the refinery was Ps. 149.8 billion (equivalent to U.S. $11,610 million), and the project is scheduled to be completed in 2016.

Reconfiguration of the Salamanca Refinery. The reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca focuses on the conversion of residuals into high-value distillates (without a need for increased crude oil processing), as well as on upgrading of the lubricants train to produce group II lubricants, and is expected to increase the capacity and the profitability of this refinery. In 2011, we completed the concept development and planning stage of the project; in addition, we began the basic engineering stage of the deep-cut vacuum distillation unit and we completed the extended basic engineering stage of the delayed coker unit. We also plan to continue to make the investments contemplated by the basic engineering contracts for other facilities within this refinery, which include contracts for fluid catalytic cracking, heavy waste unit (H-Oil) reconfiguration, catalytic reforming unit reconfiguration, gas oil hydrotreating and modernization of lubricants, sulfur and hydrogen.

Minatitlán Project. This refining project is intended to increase production of high quality gasoline and middle distillates and to increase Maya crude oil processing to 70% of all crude oil processing performed. The work associated with Minatitlán project was subdivided into six contracts awarded through competitive bidding from 2003 to 2005. The contract amount and date of commencement of operations of the facilities comprising each contract package are as follows:

Package	Contractor(s) & facilities	Contract Date	Contract Amount (in millions of U.S. dollars)		Startup Date
1	Tradeco Infraestructura, S.A. de C.V. and Pager de Tabasco, S.A. de C.V.	November 2003	U.S. $	43.8	November 2003

2	ICA Fluor Daniel, S. de R.L. de C.V. Utilities Outside Battery Limits Sour water treatment facility	October 2004	U.S. $	756.4	September 2009 May 2009 August 2010

3	Dragados Proyectos Industriales de México, S.A. de C.V. and Dragados Industrial, S.A.	October 2004	U.S. $	534.1
	Atmospheric and vacuum unit to process 100% Maya crude oil Catalytic cracking unit Diesel hydrotreatment unit				July 2011 August 2011 July 2010

4	Mina-Trico, S. de R.L. de C.V. Gas oil hydrotreatment plant Hydrogen unit Sulfur Recovery unit	February 2005	U.S. $	317.0	October 2011 August 2010 September 2010

5	Proyectos Ebramex, S. de R.L. de C.V. Delayed coker unit Amine regenerator plant Coker naphtha hydrotreatment unit	February 2005	U.S. $	317.9	December 2011 December 2011 May 2011

6	Samsung Ingeniería Minatitlán, S.A. de C.V. and Samsung Engineering Co. Ltd.	February 2005	U.S. $	154.1

	Alkylation unit—U-18000 Alkylation unit—U-19000				November 2011 February 2012

During 2011, we spent an estimated Ps. 2,850 million on the Minatitlán project.

Tuxpan Pipeline. This project is intended to help meet the increasing demand for refined products in the metropolitan area of the Mexico Valley. The total cost of the project is Ps. 3,374 million, which includes the construction of a pipeline measuring 18 inches in diameter and 109 kilometers in length, five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each and a research study to determine the best option for the discharge of refined products from tankers and pipelines to these storage tanks. ARB Arendal, S. de R.L. de C.V. began construction of the pipeline in June 2009. The pipeline is scheduled to be completed in June 2012. Tradeco Infraestructura, Tradeco Industrial, ITECSA and Grupo OLRAM were, in association, awarded the contract for construction of the storage tanks, which they began in October 2009 and are scheduled to complete in September 2012. Finally, the Federal Electricity Commission conducted the research study, the results of which were delivered to us in April 2010. The Federal Electricity Commission concluded that we do not need to invest in additional discharge systems, due to our having a sufficient amount of monobuoys already in operation.

2012 Refining Investment Budget. For 2012, Pemex-Refining has budgeted Ps. 45,930 million of capital expenditures. Pemex-Refining will invest 21% of this amount to expand and upgrade refineries and related installations, 13.5% on the planning of the new refinery in Tula, 29% on environmental and industrial safety projects, 27.5% on rehabilitation projects and 9% on other projects and acquisitions.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production decreased by 6.1% in 2011, from 7,020 million cubic feet per day in 2010 to 6,594 million cubic feet per day in 2011, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 1.2%, from 4,472 million cubic feet per day in 2010 to 4,527 million cubic feet per day in 2011. Natural gas production associated with crude oil production accounted for 66.6% of total natural gas production in 2011, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 166 fields (or 39.9% of the 416 producing fields) accounted for 33.4% of all natural gas production in 2011. Of total natural gas production, 39.6% originated in the Marine regions, 25.7% in the Southern region and the remainder, 34.7%, originated in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemicals’ gas processing facilities. At the end of 2011, Pemex-Gas and Basic Petrochemicals owned 11 facilities.

The following facilities are located in the Southern region:

•

Nuevo Pemex. This facility contains 13 plants that together in 2011 produced 949 million cubic feet per day of dry gas, 18 thousand barrels per day of ethane, 44 thousand barrels per day of liquefied gas, 24 thousand barrels per day of naphtha and 173 thousand tons of sulfur.

•

Cactus. This facility contains 22 plants that together in 2011 produced 816 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.5%), 20 thousand barrels per day of ethane, 32 thousand barrels per day of liquefied gas, 14 thousand barrels per day of naphtha and 230 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight plants that together in 2011 produced 715 million cubic feet per day of dry gas and 218 thousand tons of sulfur.

•	La Venta. This facility contains one plant that produced 127 million cubic feet per day of dry gas in 2011.

•

Matapionche. This facility contains five plants that together in 2011 produced 41 million cubic feet per day of dry gas, one thousand barrels per day of liquefied gas, 0.5 thousand barrels per day of naphtha and 5 thousand tons of sulfur.

•	Morelos. This facility contains one plant in 2011 that produced 32 thousand barrels per day of ethane, 39 thousand barrels per day of liquefied gas and 10 thousand barrels per day of naphtha.

•

Cangrejera. This facility contains two plants that together in 2011 produced 36 thousand barrels per day of ethane, 45 thousand barrels per day of liquefied gas and 12 thousand barrels per day of naphtha.

•	Pajaritos. This facility contains one plant that produced 9 thousand barrels per day of ethane in 2011.

The following facilities are located in the Northern region:

•

Burgos. This facility contains nine plants that together in 2011 produced 896 million cubic feet per day of dry gas, 20 thousand barrels per day of liquefied gas and 20 thousand barrels per day of naphtha.

•

Poza Rica. This facility contains four plants that together in 2011 produced 120 million cubic feet per day of dry gas, 5 thousand barrels per day of ethane, 5 thousand barrels per day of liquefied gas, one thousand barrels per day of naphtha and 7 thousand tons of sulfur.

•

Arenque. This facility contains three plants that together in 2011 produced 27 million cubic feet per day of dry gas, 1.5 thousand barrels per day of a blend of ethane and natural gas liquids and 3 thousand tons of sulfur.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2011.

Natural Gas and Condensates Processing and Production(1)

	Year ended December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	4,283	4,240	4,436	4,472	4,527	1.2
Sour gas	3,162	3,188	3,381	3,422	3,445	0.7
Sweet gas(2)	1,120	1,052	1,055	1,050	1,082	3.0
Condensates(3)	79	54	51	53	57	7.5
Gas to natural gas liquids extraction	4,264	4,224	4,399	4,458	4,483	0.6
Wet gas	4,134	4,085	4,252	4,304	4,347	1.0
Reprocessing streams(4)	130	139	146	154	136	(11.7)
Production
Dry gas(5)	3,546	3,461	3,572	3,618	3,692	2.0
Natural gas liquids(6)(7)	405	376	378	383	389	1.6
Liquefied petroleum gas(6)	199	182	181	184	185	0.5
Ethane(6)	119	117	121	119	121	1.7
Naphtha(6)(8)	85	74	76	79	82	3.8
Sulfur(9)	659	660	712	670	636	(5.1)

Note: Numbers may not total due to rounding.

(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 6,594 million cubic feet per day of natural gas in 2011.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at various cryogenic plants.
(5)	Does not include ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes pentanes.
(9)	In thousands of tons.

Source: Pemex BDI.

Processing Capacity

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)	144	144	144	144	144
Sour natural gas	4,503	4,503	4,503	4,503	4,503
Natural gas liquids recovery plants
Cryogenics(2)	5,392	5,592	5,792	5,792	5,712
Absorption(3)	350	350	—	—	—

Total	5,742	5,942	5,792	5,792	5,712
Natural gas liquids fractionating(1)(4)	587	587	569	569	569
Processing of hydrosulfuric acid	219	219	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2008, an additional modular cryogenic plant started operations at the Burgos complex, with a capacity of 200 million cubic feet per day. In 2009, another cryogenic plant began operations at the Burgos complex, with a capacity of 200 million cubic feet per day. Since January 2011, the cryogenic plant at Cangrejera has been out of service. In October 2011, the capacity at the Nuevo Pemex complex cryogenic plant number 1 at the Nuevo Pemex complex was reduced from 1,550 to 1,500 million cubic feet per day.
(3)	On August 31, 2009, the absorption plant at the Reynosa complex was shut down.
(4)	The liquids fractionating plant at the Reynosa complex has been out of service since August 31, 2009.

Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,573.0 million cubic feet per day in 2011, a 1.2% increase from the 2010 domestic consumption of 5,508.9 million cubic feet per day. The subsidiary entities consumed approximately 39.3% of the total domestic dry gas consumed in 2011, while the industrial-distributor sector consumed 21.3%, the electrical sector consumed 33.8%, the electrical autogeneration sector consumed 2.5% and the trading sector consumed 3.1%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 790.8 million cubic feet per day of natural gas in 2011, an increase of 47.6% from the 535.8 million cubic feet per day imported in 2010.

Pemex-Gas and Basic Petrochemicals processes sour and sweet condensates in order to obtain stabilized natural gas liquids and also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities, as well as liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates and reprocessing and other fractionating streams, increased by 1.6% from 383 thousand barrels per day in 2010 to 389 thousand barrels per day in 2011.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 42.4 thousand barrels per day in 2011, a 9.6% increase from the 38.7 thousand barrels per day processed in 2010. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Burgos facilities to produce naphtha and heavy naphtha.

In January 2009, Pemex-Gas and Basic Petrochemicals began the construction of a cryogenic plant at the Poza Rica gas processing complex (GPC), which is expected to have a processing capacity of 200 million cubic feet per day of sweet wet gas, as well as a liquids fractionating plant. The project also includes, among others installations, the construction of two storage tanks for liquid gas, each with an expected capacity of 20 thousand barrels. This cryogenic plant is scheduled to begin operating in August 2012.

Since January 2011, the cryogenic plant at Cangrejera has been out of service due to a lack of raw material necessary for this plant to operate. In October 2011, the Nuevo Pemex complex cryogenic plant’s total capacity was adjusted from 1,550 to 1,500 million cubic feet per day.

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

Over the five years ended December 31, 2011, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales was distributed as follows.

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year ended December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in millions of pesos)(2)					(%)
Natural gas	Ps. 78,644.1	Ps. 105,436.3	Ps. 58,102.1	Ps. 67,141.3	Ps. 64,468.8	(4.0)
Liquefied petroleum gas	54,456.5	55,972.1	49,461.3	53,385.9	57,981.0	8.6
Petrochemicals
Hexane	344.8	484.6	367.5	278.5	408.2	46.6
Dissolving agents	81.6	140.9	18.2	56.0	29.2	(47.9)
Sulfur	236.1	1,817.7	32.4	662.8	1,354.7	104.4
Carbon black	1,038.5	1,423.6	1,149.9	1,808.9	2,368.2	30.9
Pentanes	63.1	115.2	73.6	144.4	232.0	60.7
Heptane	68.3	85.8	55.1	60.6	105.7	74.4
Butane	141.1	168.5	119.2	188.7	240.7	27.6
Propane	60.5	78.7	49.3	74.2	93.5	26.0
Others	3.4	—	0.2	—	—	—

Total Petrochemicals	2,037.4	4,315.0	1,865.3	3,274.1	4,832.2	47.6

Total	Ps. 135,137.9	Ps. 165,723.4	Ps. 109,428.7	Ps. 123,801.3	Ps. 127,282.1	2.8

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009, 2010 and 2011 are stated in nominal pesos.

Source: Pemex BDI.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2011.

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas International, Ltd.(2)	Holding company	100.00
Pasco International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.(3)	Storage and distribution of liquid sulfur	100.00
Pan American Sulphur, Ltd.(4)	Storage and handling of petroleum, petrochemical and chemical products through the loading/unloading of vessels and delivering/receiving of products by pipeline or truck	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2011.
(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 3(b) to our consolidated financial statements included herein.
(3)	Pasco Terminals, Inc. is a wholly owned subsidiary company of Pasco International, Ltd.
(4)	During 2011, Pemex-Gas and Basic Petrochemicals continued with the process for the liquidation of this entity with the engagement of Deloitte LLP and Addleshaw Goddard, to oversee the process of voluntary liquidation

Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2011.

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportation of gas	50.00
CH4 Energía, S.A. de C.V.	Trading of gas	50.00

(1)	As of December 31, 2011.

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

In addition, with respect to first-hand sales of natural gas, Pemex-Gas and Basic Petrochemicals, in coordination with the Energy Regulatory Commission, has informed customers of the advantages of moving from the current transitory payment system (which is based on the volume of natural gas transported to each customer, but does not allow the customer to reserve transportation capacity) to a new permanent payment system that provides customers with the option to reserve transportation capacity of natural gas and make payments based on the volume consumed. This new payment system will allow customers to better estimate their consumption of natural gas, as well as enhance PEMEX’s ability to manage costs and capacity related to the transportation of natural gas. Pemex-Gas and Basic Petrochemicals is prepared to operate under the new system; however, as of the date of this report, the Energy Regulatory Commission has not declared it effective and only the Federal Electricity Commission, independent power producers and customers with self-generated electric power have expressed interest in moving to the new system. With regard to first-hand sales of natural gas, Pemex-Gas and Basic Petrochemicals, in conjunction with the Energy Regulatory Commission, is reviewing the rules that will govern gas sales under the new permanent payment system described above.

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

In January 2010, the Mexican Government issued a decree establishing the maximum weighted average end-user price of LPG before taxes of Ps. 8.08 per kilogram. Subsequently, as of February 2010 the Mexican Government established monthly maximum price increases in cents per kilogram before taxes, as follows:

Period	Mexican Cents per Kilogram
February 2010 to July 2011	5
August to November 2011	7
December 2011	8
January to April 2012	7

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

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 3,019 million in 2011, as compared to Ps. 3,887 million in 2010, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2012, the Mexican Government has approved Ps. 6,126 million in nominal terms of capital expenditures for Pemex-Gas and Basic Petrochemicals, including Ps. 601 million for the cryogenic plant at the Poza Rica GPC.

Cryogenic Plant at the Poza Rica GPC

In order to provide the infrastructure necessary to process the wet natural gas produced by the Aceite Terciario del Golfo project, Pemex-Gas and Basic Petrochemicals is constructing a cryogenic plant at the Poza Rica GPC, which will have a processing capacity of 200 million cubic feet per day of sweet wet gas, and a liquids fractionating plant, which will be located on Pemex-Gas and Basic Petrochemicals’ property and will utilize the facilities of the Poza Rica GPC. This project also includes, among others, the construction of two storage tanks for liquid gas, each with a capacity of 20 thousand barrels, an ecological burner, an effluent treatment plant and supporting infrastructure. The tender for this project was awarded on May 15, 2009 to ICA Flúor Daniel and Linde Process Plants, Inc., in association, with the contract signed on June 12, 2009. Construction began on August 17, 2009, and the project is scheduled to be completed in June 2012 and commence operations the following month. The project has been modified to reflect the 2012 planning cycle and the revised projections of the natural gas supply expected to be produced from the Aceite Terciario del Golfo project.

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

Collaboration Agreements

On August 24, 2011, Pemex-Gas and Basic Petrochemicals and the state of Sonora signed an agreement to transport compressed natural gas by tank cars, in order to supply the industries and local businesses located far away from the pipeline network. This agreement is expected to reduce costs and emissions of pollutants, by replacing the more expensive and higher polluting fuels used by industries and business located in such areas.

Petrochemicals

Capacity

At the end of 2011, Pemex-Petrochemicals owned seven petrochemical complexes and one petrochemical unit for the production of non-basic petrochemical products. Pemex-Petrochemicals had a total installed capacity of 10,276 thousand tons of petrochemical products per year in 2011.

Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below.

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
Petrochemical Facility	2007	2008	2009	2010(1)	2011
	(in thousands of tons)
Cosoleacaque	4,975	4,975	4,975	2,150	2,150
Cangrejera	3,280	4,214	4,137	4,438	4,328
Morelos	2,263	2,575	2,575	2,261	2,286
Pajaritos	1,021	1,244	1,244	1,758	1,180
Escolín	337	337	337	55	55
San Martín Texmelucan	288	286	286	222	222
Camargo	333	333	333	—	—
Tula	76	68	68	55	55

Total	12,571	14,034	13,955	10,939	10,276

Note: Numbers may not total due to rounding.

(1)	Beginning in 2010, total capacity includes capacity from those plants available for operation, while in previous years it included capacity from plants that were not in operation and had a stand-by status.

Source: Pemex BDI.

Production

Pemex-Petrochemicals manufactures various non-basic petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer, ethylene oxide and glycols;

•	aromatics and their derivatives, such as high octane hydrocarbon, paraxylene, styrene, benzene, toluene and xylenes;

•	propylene chain and its derivatives, such as acrylonitrile and propylene;

•	other products, such as oxygen, nitrogen, hexane, heptane, pyrolysis liquids, specialty petrochemical products, hydrochloric acid and muriatic acid; and

•	petroleum derivatives chain, such as octane base gasoline, amorphous gasoline, naphtha gas and heavy naphtha.

The total annual production of Pemex-Petrochemicals in 2011 was 8,155 thousand tons. Our combined total annual petrochemical production (including all subsidiaries) decreased by 6.1% in 2011, from 13,188 thousand tons in 2010 to 12,384 thousand tons in 2011. Of this amount, Pemex-Petrochemicals produced 8,155 thousand tons, representing an 8.8% decrease from Pemex-Petrochemicals’ production of 8,943 thousand tons of petrochemical products in 2010. The remainder of these petrochemical products was produced by Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The decrease in petrochemical production was mainly a result of the business decision to reduce the production volume of gasoline components and gasoline blends in order to improve the economic performance of that line of business. In addition, maintenance of the ethylene plant in the Morelos petrochemical complex was undertaken in 2011, which did not take place in the previous year.

For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2011.

Pemex-Petrochemicals Production

	Year ended December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in thousands of tons per year)					(%)
Liquids
Hexanes	56	54	46	51	45	(11.8)
Heptanes	13	23	20	20	19	(5.0)

Total	69	77	66	71	64	(9.9)
Other inputs
Oxygen	410	455	445	460	447	(2.8)
Nitrogen	106	135	149	167	165	(1.2)
Hydrogen	161	148	110	159	128	(19.5)

Total	677	738	704	786	740	(5.9)
Petrochemicals
Methane derivatives	1,859	2,202	1,962	2,282	2,306	1.1
Ethane derivatives	2,607	2,604	2,695	2,831	2,750	(2.9)
Aromatics and derivatives(1)	1,338	1,354	1,233	1,042	923	(11.4)
Propylene and derivatives	47	17	31	84	62	(26.2)
Petroleum derivatives(1)	—	—	—	610	451	(26.1)
Others(1)	708	707	767	1,094	744	(32.0)

Total	6,559	6,884	6,688	7,943	7,236	(8.9)
Other products
Hydrochloric acid	141	93	92	109	98	(10.1)
Muriatic acid	50	49	37	34	16	(52.9)

Total	191	142	129	144	114	(20.8)

Subtotal	7,496	7,841	7,587	8,943	8,155	(8.8)

Refined products(2)	5,068	5,323	3,899	—	—	—

Total(3)	12,565	13,164	11,486	8,943	8,155	(8.8)

Notes: Numbers may not total due to rounding.

(1)	In 2010, petrochemical products were reorganized between the aromatics and derivatives chain and the “others” chain. In addition, a new chain, named petroleum derivatives, was created. In 2009, the aromatics and derivatives chain included the following products: heavy aromatics, aromina 100, benzene, styrene, ethyl benzene, fluxoil, amorphous gasoline, octane base gasoline, high octane hydrocarbon, orthoxylene, paraxylene, solcan, toluene and xylenes. However, in 2010, amorphous gasoline and octane base gasoline were moved from the aromatics and derivatives chain to the petroleum derivatives chain, which also consisted of amorphous gasoline, octane base gasoline, naphtha gas and heavy naphtha. The latter two products had previously belonged to the “others” chain.
(2)	Refined products produced at these plants consisted almost entirely of virgin stock, which is a residual by-product that results from the use of crude oil as the raw material in production in the aromatics chain. Beginning in 2010, Pemex-Petrochemicals replaced crude oil as the raw material in production of refined products with naphtha and natural gasoline, thereby eliminating virgin stock production. Accordingly, as of 2010, Pemex-Petrochemicals no longer produces any refined products.
(3)	Figures include petrochemical products used as raw materials in the manufacturing of other petrochemical products.

Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 2,426 million on capital expenditures in 2011, which was allocated among the following ongoing projects as follows: Ps. 941 million for the modernization and expansion of capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves the use of new technology in the conversion of naphthas to aromatics, such as the use of a continuous catalytic regeneration reactor; Ps. 110 million for maintaining production capacity, and expanding the storage and distribution capacity of ammonia at the Cosoleacaque petrochemical complex; Ps. 86 million for the modernization and expansion of production capacity of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase production of ethylene oxide from 225 thousand tons per year to 360 thousand tons per year; Ps. 78 million for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 78 million for maintaining production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 50 million for maintaining the production capacity of the ethane derivatives chain II at the Cangrejera petrochemical complex; Ps. 45 million for modernization and optimization of the auxiliary services infrastructure I at the Morelos petrochemical complex; Ps. 41 million for maintaining the production capacity of the auxiliary services infrastructure I at the Pajaritos petrochemical complex; Ps. 30 million for maintaining the production capacity of the aromatics train II at the Cangrejera petrochemical complex; Ps. 1 million for rehabilitation of facilities for physical security at the Morelos petrochemical complex; and Ps. 966 million for other modernization, optimization and infrastructure projects.

Pemex-Petrochemicals’ 2012 budget includes Ps. 4,212 million in capital expenditures, of which Ps. 728 million has been allocated for the modernization and expansion of production capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves new technology in the reforming of naphthas to aromatics using a continuous catalytic regeneration reactor; Ps. 440 million has been allocated for maintaining production capacity, storage and distribution of ammonia at the Cosoleacaque petrochemical complex; Ps. 395 million has been allocated for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 240 million has been allocated for maintaining the production capacity of ethane derivatives chain II at the Morelos petrochemical complex; Ps. 157 million has been allocated for maintaining the production capacity of the ethylene plant at the Cangrejera petrochemical complex; Ps. 153 million has been allocated for maintaining the production capacity of the ethane derivatives chain II at the Cangrejera petrochemical complex; Ps. 152 million has been allocated for rehabilitation of facilities for physical security at the Morelos petrochemical complex; Ps. 142 million has been allocated for maintaining the production capacity of the auxiliary services infrastructure I at the Pajaritos petrochemical complex; Ps. 39 million has been allocated for maintaining production capacity of the aromatics train II at the Cangrejera petrochemical complex; Ps. 30 million has been allocated for the modernization and expansion of production capacity of the ethane derivatives chain I at Morelos petrochemical complex in order to increase production of ethylene oxide from 225 thousand tons per year to 360 thousand tons per year; and Ps. 1,736 million has been allocated for other modernization, optimization and infrastructure projects.

Domestic Sales

In 2011, the value of the domestic sales of Pemex-Petrochemicals increased by 15.9%, from Ps. 24,898.3 million in 2010 to Ps. 28,853.5 million in 2011. This increase was primarily due to higher prices of petrochemical products and a higher volume of styrene and methanol sales as a result of greater product availability and an increase in the domestic demand for linear low density polyethylene.

Over the five years ended December 31, 2011, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below.

Value of Domestic Sales(1)

	Year ended December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in millions of pesos)(2)					(%)
Petrochemical Product
Ethane derivatives	Ps. 11,742.2	Ps. 14,137.8	Ps. 11,983.9	Ps. 15,899.2	Ps. 16,539.6	4.0
Aromatics and derivatives	5,898.5	5,335.1	2,704.0	2,725.5	4,387.0	61.0
Methane derivatives	3,124.9	5,438.8	3,895.0	4,465.8	5,956.0	33.4
Propylene and derivatives	346.8	386.6	400.5	1,441.3	1,467.1	1.8
Others	311.8	525.3	345.9	366.5	503.8	37.5

Total	Ps. 21,424.2	Ps. 25,823.5	Ps. 19,329.3	Ps. 24,898.3	Ps. 28,853.5	15.9

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures as of December 31, 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009, 2010 and 2011 are stated in nominal pesos.

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

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,337.9 thousand barrels per day of crude oil in 2011, which represented 52.5% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2007		2008		2009		2010		2011
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	173	10	130	9	143	12	212	16	203	15
Isthmus (API gravity of 32°-33°)	41	2	23	2	14	1	75	6	99	7
Maya (API gravity of 21°-22°)	1,460	87	1,240	88	1,052	86	1,065	78	1,022	76
Altamira (API gravity of 15.0°-16.5°)	13	1	11	1	13	1	9	1	14	1

Total	1,686	100	1,403	100	1,222	100	1,361	100	1,338	100

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.

Source: PMI operating statistics.

	Year ended December 31,
	2007		2008		2009		2010		2011
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S. $	70.89	U.S. $	99.37	U.S. $	65.79	U.S. $	79.58	U.S. $	109.83
Isthmus		69.92		81.09		63.38		78.63		106.22
Maya		60.38		82.92		56.22		70.65		98.81
Altamira		53.71		79.69		53.50		68.80		96.63
Weighted average realized price	U.S. $	61.64	U.S. $	84.38	U.S. $	57.42	U.S. $	72.46	U.S. $	101.01

Source: PMI operating statistics as of February 15, 2012.

Geographic Distribution of Export Sales

In 2011, 81.8% of PMI’s sales of our crude oil exports were to customers located in the United States. As of December 31, 2011, PMI had 23 customers in 11 countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, India, China and Canada.

The following table sets forth our crude oil export sales by country for the five years ended December 31, 2011.

Crude Oil Exports by Country

	Percentage of Exports
	2007	2008	2009	2010	2011
United States	80.2%	81.3%	86.8%	83.8%	81.8%
Spain	7.4	8.8	6.6	8.9	8.3
Netherlands Antilles	4.1	2.6	—	—	—
India	2.1	2.5	2.5	1.7	2.8
China	—	—	—	1.9	2.7
Canada	1.8	1.8	1.7	1.8	1.5
Others	4.4	3.1	2.4	2.0	2.8

Total	100.0%	100.0%	100.0%	100.0%	100.00%

Note: Numbers may not total due to rounding.

Source: PMI operating statistics as of February 15, 2012.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2011. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2007		2008		2009		2010		2011
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,383	82	1,166	83	1,071	88	1,163	86	1,116	83
Europe	163	10	145	10	104	9	132	10	131	10
Far East	35	2	35	2	35	3	49	4	74	6
Central and South America	104	6	57	4	12	1	15	1	18	1

Total	1,686	100	1,403	100	1,222	100	1,361	100	1,338	100

Olmeca (API gravity of 38°-39°)
United States and Canada	160	9	115	8	136	11	200	15	192	14
Others	13	1	14	1	7	1	12	1	11	1

Total	173	10	130	9	143	12	212	16	203	15

Isthmus (API gravity of 32°-33°)
United States and Canada	16	1	12	1	8	1	53	4	80	6
Others	25	2	11	1	7	—	22	2	20	1

Total	41	2	23	2	14	1	75	6	100	7

Maya (API gravity of 21°-22°)
United States and Canada	1,195	71	1,028	73	917	75	903	66	830	62
Others	265	16	212	15	135	11	162	12	192	14

Total	1,460	87	1,240	88	1,052	86	1,065	78	1,022	76

Altamira (API gravity of 15.0°-16.5°)
United States and Canada	13	1	11	1	11	1	9	1	14	1
Others	—	—	—	—	2	—	—	—	—	—

Total	13	1	11	1	13	1	9	1	14	1

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the American Petroleum Institute scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.

Source: PMI operating statistics as of February 15, 2012.

PMI sells a significant percentage of its crude oil under evergreen contracts, which can be terminated by either party pursuant to a three month phase-out clause. PMI’s crude oil exports are sold on a Free On Board (FOB) basis.

Beginning in 1998, PMI entered into several long-term Maya crude oil supply agreements pursuant to which the purchasers agreed to undertake projects to expand the capacity of their respective refineries in order to upgrade residue from Maya crude oil. Under these agreements, PMI provided purchasers with certain support mechanisms that would protect, in certain adverse market conditions, the purchasers’ investments. In addition, these long-term Maya crude oil supply agreements promote our strategy of increasing the export value of Mexican heavy crude oil in relation to the value of other grades of oil by creating incentives for refiners to invest in new high-conversion refineries, which are capable of upgrading a significant proportion of the residue produced from processing Maya and Altamira crude oils.

Upon the expiration of these long-term Maya crude oil supply agreements, and in order to continue taking advantage of the created high-conversion capacity, the commercial relationships have continued under evergreen contracts that do not contain support mechanisms.

As of the date of this report, there are only three long-term heavy crude oil supply agreements that are still in force (none of which still has an effective support mechanism):

•

An agreement executed on May 1, 1999, among PMI, Pecten Trading Company, which is a trading subsidiary of Shell Oil Company, and P.M.I. Norteamérica, S.A. de C.V., to supply the Deer Park refinery joint venture with a total of approximately 200 thousand barrels per day of Maya crude oil, 50 thousand barrels of which were under the support mechanism for such agreement for a period of seven years following project completion, which occurred in April 2001. Effective May 2008, this agreement was amended to reduce the supply to approximately 170 thousand barrels per day of Maya crude oil from May 2008 (when the support mechanism ended) to March 2023 (when the agreement expires). In addition, PMI has agreed to supply additional volume depending on the availability of Maya crude oil. The additional volume is revised every two years. On January 1, 2012, PMI agreed to provide an additional 30 thousand barrels per day of Maya crude oil and, accordingly, the total volume to be supplied from January 1, 2012 through December 31, 2013 is equal to 200 thousand barrels per day.

•

An agreement executed on December 19, 2005, with Hunt Crude Oil Supply Company, to supply its refinery in Tuscaloosa, Alabama with approximately 14 thousand barrels per day of Altamira crude oil for a period of five years following project completion, which occurred in June 2007. This agreement has been amended to extend the term until March 31, 2013.

•

An agreement executed on October 1, 2008, with Chevron Products Company, a division of Chevron U.S.A. Inc., to supply its refinery in Pascagoula, Mississippi with approximately 145 thousand barrels per day of Maya crude oil for a period of three years, with an option to extend this agreement for an additional year subject to the express agreement of both parties. The term of this agreement will expire on April 30, 2012, and we expect to execute a new agreement shortly thereafter that will supply the refinery with 95 thousand barrels per day of Maya crude oil for a period of three years.

We expect to fulfill the majority of these supply commitments with both proved developed and proved undeveloped reserves.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2011.

Volume of Exports and Imports

	Year ended December 31,					2011 vs. 2010
	2007	2008	2009	2010	2011
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	172.7	129.6	143.5	211.7	202.9	(4.2)
Isthmus	41.1	23.0	14.2	74.9	99.3	32.6
Altamira	12.7	10.6	12.5	8.6	14.1	64.0
Maya	1,459.6	1,240.0	1,052.0	1,065.3	1,021.7	(4.1)

Total crude oil	1,686.1	1,403.4	1,222.1	1,360.5	1,337.9	(1.7)

Natural gas(1)	138.7	107.4	66.5	19.3	1.3	(93.3)
Petroleum products	176.9	184.1	244.8	194.5	176.6	(9.2)
Petrochemical products(2)(3)	746.0	539.6	779.4	697.6	442.9	(36.5)
Imports
Natural gas(1)	385.6	447.1	422.0	535.8	790.8	47.6
Petroleum products	494.0	548.2	506.4	627.9	632.6	0.7
Petrochemical products(2)(4)	425.1	439.8	568.3	394.9	225.0	(43.0)

Note:	Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.
(1)	Numbers expressed in millions of cubic feet per day.
(2)	Thousands of metric tons.
(3)	Includes propylene.
(4)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics as of February 15, 2012, and Pemex-Gas and Basic Petrochemicals.

Crude oil exports decreased by 1.7% in 2011, from 1,360.5 thousand barrels per day in 2010 to 1,337.9 thousand barrels per day in 2011, mainly due to a 1.0% decrease in crude oil production.

Natural gas imports increased by 47.6% in 2011, from 535.8 million cubic feet per day in 2010 to 790.8 million cubic feet per day in 2011, due to increased domestic consumption of dry gas, which made it necessary to increase natural gas imports. We exported 1.3 million cubic feet per day of natural gas in 2011, a decrease of 93.3% as compared to natural gas exports in 2010 of 19.3 million cubic feet per day, mainly due to the decrease in production in Mexico and increased domestic demand for natural gas.

In 2011, exports of petroleum products decreased by 9.2%, from 194.5 thousand barrels per day in 2010 to 176.6 thousand barrels per day in 2011, due to decreased sales of fuel oil, cutter stock and diesel. Imports of petroleum products increased by 0.7% in 2011, from 627.9 thousand barrels per day in 2010 to 632.6 thousand barrels per day in 2011, due to increased domestic demand for ultra-low sulfur diesel and fuel oil. As of January 2007, clean fuels specifications for gasoline and diesel for transportation were established in Mexico. Since that time, imports of ultra-low sulfur diesel and ultra-low sulfur premium gasoline have been required to meet domestic demand.

During 2012, imports of petroleum products, specifically gasoline, aviation gasoline, low and ultra-low sulfur diesel and low-sulfur fuel oil, are expected to decrease because the Minatitlán refinery began operating a coker unit in January 2012, which transforms residual heavy oil by-products into high-quality gasolines and diesel. As a result, we also expect exports of most petroleum products to decrease during 2012, since the coker unit will reduce the amount of residual products such as fuel oil available for export.

P.M.I. Trading, Ltd. sells refined and petrochemical products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2011.

Value of Exports and Imports(1)

	Year ended December 31,										2011 vs. 2010
	2007		2008		2009		2010		2011
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S. $	4,469.1	U.S. $	4,712.2	U.S. $	3,444.8	U.S. $	6,149.2	U.S. $	8,132.6	32.3
Isthmus		1,049.9		683.1		327.4		2,148.9		3,849.9	79.2
Altamira		248.7		309.2		244.3		216.3		497.0	129.8
Maya		32,169.9		37,637.1		21,588.9		27,471.1		36,846.0	34.1

Total crude oil(2)	U.S. $	37,937.5	U.S. $	43,341.5	U.S. $	25,605.4	U.S. $	35,985.4	U.S. $	49,325.5	37.1
Natural gas		350.5		316.3		103.5		31.9		1.6	(95.0)
Petroleum products		4,116.6		5,706.6		4,891.8		5,133.3		6,304.4	22.8
Petrochemical products		297.1		384.1		175.7		272.1		298.6	9.7

Total natural gas and products	U.S. $	4,764.2	U.S. $	6,407.0	U.S. $	5,171.0	U.S. $	5,437.3	U.S. $	6,604.6	21.5

Total exports	U.S. $	42,701.7	U.S. $	49,748.5	U.S. $	30,776.4	U.S. $	41,422.7	U.S. $	55,930.1	35.0

Imports
Natural gas	U.S. $	995.7	U.S. $	1,423.6	U.S. $	632.8	U.S. $	939.2	U.S. $	1,272.2	35.5
Petroleum products		15,700.0		21,882.5		12,884.9		20,317.3		28,036.5	38.0
Petrochemical products		278.9		350.5		301.4		302.5		278.1	(8.1)

Total imports	U.S. $	16,974.6	U.S. $	23,656.6	U.S. $	13,819.0	U.S. $	21,559.0	U.S. $	29,586.8	37.2

Net exports	U.S. $	25,727.1	U.S. $	26,091.9	U.S. $	16,957.4	U.S. $	19,863.7	U.S. $	26,343.3	32.6

Note:	Numbers may not total due to rounding.
(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in our financial statements because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
Source:	PMI operating statistics, as of February 15, 2012, which are based on information in bills of lading, and Pemex-Gas and Basic Petrochemicals.

Imports of natural gas increased in value by 35.5% during 2011, mainly as a result of increased domestic consumption of dry gas, which was only partially offset by lower natural gas prices.

The following table describes the composition of our exports and imports of selected refined products in 2009, 2010 and 2011.

Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2009		2010		2011
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Gasoline(3)	71.3	29.1	67.9	34.9	74.8	42.4
Diesel	4.8	2.0	0.4	0.2	0.0	0.0
Liquefied petroleum gas(2)	1.1	0.4	0.1	0.1	1.0	0.6
Jet fuel	4.2	1.7	1.3	0.7	1.8	1.0
Fuel oil	122.3	50.0	124.0	63.8	95.6	54.1
Others	41.2	16.8	0.7	0.4	3.4	1.9

Total	244.8	100.0%	194.5	100.0%	176.6	100.0%

Imports
Gasoline(1)	327.6	64.7	414.8	66.1	430.0	68.0
Fuel oil	38.7	7.6	12.5	2.0	25.0	4.0
Liquefied petroleum gas(2)	80.2	15.8	78.7	12.5	39.7	6.3
Diesel	47.8	9.4	106.5	17.0	136.2	21.5
Others	12.1	2.4	15.5	2.5	1.6	0.2

Total	506.4	100.0%	627.9	100.0%	632.6	100.0%

Notes:	Numbers may not total due to rounding.

 tbpd = thousand barrels per day.

(1)	Includes methyl tert-butyl ether (MTBE), naphtha and pentanes.
(2)	Includes butanes.
(3)	Includes gasoline and blendstock.

Source: PMI operating statistics as of February 15, 2012, based on INCOTERMS (International Commercial Terms).

Exports of petroleum products increased in value by 22.8% in 2011, in line with higher prices of these products in the international market. In 2011, imports of petroleum products increased both in value, by 38.0%, and in volume, by 0.7%. These increases were due to growing demand for ultra-low sulfur gasoline and diesel. Production from the national refining system decreased slightly with respect to previous years, leading to increased demand for imported products. Our net imports of petroleum products for 2011 totaled U.S. $21,732.1 million, a 43.1% increase from our net imports of petroleum products of U.S. $15,184.0 million in 2010.

For the three years ended December 31, 2011, our exports and imports of selected petrochemicals were as follows.

Exports and Imports of Selected Petrochemicals

	Year ended December 31,
	2009		2010		2011
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Exports
Sulfur	570.0	73.1	436.4	62.6	268.5	60.6
Ammonia	—	—	99.0	14.2	31.0	7.0
Ethylene	96.9	12.4	18.5	2.7	8.9	2.0
Polyethylenes	72.2	9.3	44.7	6.4	71.9	16.2
Others	40.3	5.2	98.9	14.2	62.6	14.1

Total	779.4	100.0%	697.6	100.0%	442.9	100.0%

Imports
Isobutane-butane-hexane-1	166.6	29.3	103.9	26.3	106.3	47.2
Methanol	185.2	32.6	157.6	39.9	54.1	24.0
Ammonia	107.7	19.0	63.8	16.2	0.0	0.0
Xylenes	31.8	5.6	0.0	0.0	6.3	2.8
Toluene	42.1	7.4	0.0	0.0	0.0	0.0
Proplylene	0.0	0.0	39.4	10.0	31.3	13.9
Others	34.9	6.1	30.2	7.6	27.0	12.0

Total	568.3	100.0%	394.9	100.0%	225.0	100.0%

Notes:	Numbers may not total due to rounding. tmt = thousand metric tons. Exports include propylene. Imports include isobutane, butane and N-butane.

Source: PMI operating statistics as of February 15, 2012, based on INCOTERMS.

In 2011, our exports of petrochemical products decreased by 36.5%, from 697.6 thousand metric tons in 2010 to 442.9 thousand metric tons in 2011, while imports of petrochemical products also decreased by 43.0%, from 394.9 thousand metric tons in 2010 to 225.0 thousand metric tons in 2011. Petrochemical exports decreased in 2011 due to lower sales of ethylene, ammonia and sulfur. Imports of petrochemical products decreased in 2011, due to lower demand for methanol and propylene.

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

Transportation and Distribution

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and our refineries and petrochemical plants with Mexico’s major cities. At the end of 2011, our pipeline network measured approximately 67,545 kilometers in length. Of these pipelines, 54,197 kilometers are currently operational and 13,348 kilometers are out of operation. Most of the pipelines out of operation are classified as being in “stand-by” status, which occurs when there is a decline in production in a field where the pipeline is located or when transportation service is irregular, making operation of the pipeline unprofitable. Once production is restored in such field, we change the status of the pipelines back to “operational.” Approximately 7,956 kilometers of the pipelines currently in operation transport crude oil, 8,350 kilometers transport petroleum products and petrochemicals, 11,296 kilometers transport natural gas, 1,811 kilometers transport LPG, 2,221 kilometers transport basic and secondary petrochemicals, 6,636 kilometers are crude oil and natural gas gathering pipelines, 14,812 kilometers are production lines (discharge lines) and 1,115 kilometers correspond to other services, including aqueducts. Ownership of the pipelines is distributed among the subsidiary entities according to the products they transport.

Petróleos Mexicanos has been working to implement a pipeline integrity management plan, which is based on the guidelines of American Petroleum Institute (API) Standard 1160, “Managing System Integrity for Hazardous Liquid Pipelines,” the American Society of Mechanical Engineers (ASME) B31.8S, “Managing System Integrity of Gas Pipelines” and the Norma Oficial de México (Official Mexican Standard) NOM-027-SESH-2010, “Integrity Management of Hydrocarbons Collection and Transportation Pipelines” (which we refer to as NOM-027).

The pipeline integrity management plan consists of the following stages:

•	collection of detailed records and the development of a pipeline database;

•	categorization and identification of threats that could affect pipeline integrity, safety and operation;

•	identification of critical points in the pipeline;

•	risk assessment and evaluation of pipeline integrity;

•	maintenance and risk-mitigation planning; and

•	ongoing monitoring during all stages.

We have made considerable progress in satisfying the requirements of NOM-027, which became effective in June 2010, concerning risk assessment and the evaluation of pipeline integrity. Specifically, as of December 31, 2011, we have analyzed 60% of our overall pipeline network, including 20% of our gathering pipelines, in length terms. In addition, we have implemented several of the measures relating to the other stages of the pipeline integrity management plan, including the data collection requirements of this standard.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to various risks, including the risks of leaks and spills, explosions and theft. In 2011, we incurred a total of U.S. $556.1 million in expenditures for the remediation and maintenance of our pipeline network and we have budgeted an additional U.S. $634.8 million for these expenditures in 2012. For more information on recent problems with our pipeline network, see “Item 3—Key Information—Risk Factors—Risk Factors Related to the Operations of PEMEX—PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror” and “—Environmental Regulation—Environmental Liabilities” below.

During 2011, we transported approximately 3,385 million cubic feet of natural gas per day, 285 thousand barrels of liquefied petroleum gas per day and 3,193 thousand barrels of crude oil per day, to be processed in our refining system and to satisfy domestic demand for petroleum products, as compared to 3,255 million cubic feet of natural gas per day, 288 thousand barrels of liquefied petroleum gas per day and 3,002 thousand barrels of crude oil per day transported in 2010. Of the total amount we transported in 2011, we carried 80.4% through pipelines, 10.3% by vessels and the remainder by train tank cars as well as tank trucks.

At the end of 2011, we owned five refined product tankers and leased another 22. We also owned 77 major wholesale storage centers, 19 liquefied gas terminals, five maritime terminals and ten dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute our hydrocarbon transportation and distribution infrastructure.

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

Insurance

We maintain a comprehensive property and civil liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered, as are all of our offshore assets, such as drilling platforms, rigs, gas gathering systems, maritime terminals and production facilities. Our insurance covers risks of sudden and accidental physical damage to or destruction of our properties, as well as against all risk of physical loss, including as a consequence of purposeful terrorist acts. This insurance also provides coverage for the contents of pipelines, storage facilities and wells, and any liabilities of PEMEX arising from such acts. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnification insurance for our full marine fleet, as well as life insurance, automobile and heavy equipment insurance, and cargo and marine hull insurance.

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

During 2011, we continued to engage in deep water exploratory and drilling activities that were covered by our existing insurance program. In 2012, we plan to increase our deep water exploratory and drilling activities and, accordingly, we are developing a new insurance program to cover potential property damage, third-party liability and control of well risks related to these activities. Under this new program, we will maintain coverage for each deep water well drilled, and the limits will be determined based on the risk profile of the corresponding well. This policy will have an aggregate limit of U.S. $2.35 billion, which represents the maximum amount of coverage we have been able to secure in the international reinsurance markets. In addition, we currently maintain coverage of up to U.S. $500 million for third-party liability relating to all of our operations. Under the proposed program, our coverage for third-party liability relating to deep water activities would be supplemented by at least U.S. $500 million. The proposed program also contemplates additional coverage for environmental liabilities and remediation activities relating to deep water exploration and drilling. Finally, under our current contractual structures, we and our third-party service providers and contractors are responsible for any claims or losses arising from the actions of our or their own employees, respectively. Also, pursuant to this contractual structure, neither we nor our third-party service providers or contractors have a right of subrogation with respect to personal injury or wrongful death claims filed by or on behalf of our or their respective employees.

All PEMEX insurance policies are in turn reinsured through Kot Insurance Company, AG, which we refer to as Kot AG. Kot AG is a wholly owned subsidiary company organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company, Ltd.), which is used as a risk management tool to structure and distribute risks across the international reinsurance markets. The purpose of Kot AG is to reinsure policies of the local insurance carriers of Petróleos Mexicanos and maintain control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 96.8% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and maintain its creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. Kot AG’s net risk retention is capped at U.S. $125 million and is diversified across different reinsurance coverages to mitigate potential aggregation factors.

Investment in Repsol

We hold a synthetic long position on 58,679,799 shares of Repsol YPF, S.A. (which we refer to as Repsol). See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered into for Trading Purposes” for a description of this position. On July 13, 2011, we, through our wholly-owned subsidiary, P.M.I. Holdings, B.V., acquired 827,150 Repsol shares.

On August 29, 2011, we, together with P.M.I. Holdings, B.V. and Sacyr Vallehermoso S.A. (which we refer to as Sacyr), Repsol’s largest shareholder, signed a shareholder voting agreement to vote together on important decisions regarding Repsol. Pursuant to its obligations under this shareholder voting agreement, P.M.I. Holdings, B.V. acquired a total of 57,204,240 shares of Repsol, which increased our share of the economic and voting rights in Repsol from 4.806% to 9.492%. We spent a total of approximately €1.2 billion on the acquisition of these Repsol shares in 2011. On December 20, 2011, we received a notice from Sacyr of its intention to terminate the shareholder voting agreement and sell certain of its Repsol shares, and on January 31, 2012, we and Sacyr mutually agreed to terminate this agreement. On February 28, 2012, we and Repsol entered into a ten-year strategic industrial alliance agreement pursuant to which we and Repsol announced our intention to collaborate on upstream and liquefied natural gas projects in the Americas, and downstream activities in the Americas, Spain and Portugal. As part of this strategic industrial alliance agreement, we agreed to lock-up and standstill restrictions that prohibit us from owning, directly or indirectly, more than 10% or less than 5% of Repsol’s shares during the term of this agreement. In calculating our indirect ownership of Repsol shares pursuant to these restrictions, we include the Repsol shares on which we hold a synthetic long position as being indirectly owned by us.

On April 16, 2012, the President of the Republic of Argentina submitted to the Argentine Congress a bill that provides for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A. (which we refer to as YPF), all of which are owned, directly or indirectly, by Repsol. On April 26, 2012, the Argentine Senate approved this bill, which was then sent to the lower house of the Argentine Congress, the Chamber of Deputies, for its approval. Pursuant to the bill, the expropriation process will be governed by Argentina’s law on expropriation (Law No. 21499) and compensation will be determined by a national appraisal tribunal. On April 17, 2012, Repsol announced that it considers the proposed expropriation of its YPF shares to be unlawful, indicated it would take all available legal measures to preserve the value of its assets and the interests of its shareholders and requested U.S. $10.5 billion in compensation from the Republic of Argentina for the YPF shares that would be expropriated by the bill. As described in Note 8 to our consolidated financial statements, we have recorded the 57,204,240 Repsol shares acquired by P.M.I. Holdings, B.V. during 2011 as an “available-for-sale investment” and valued our investment in these shares, as of December 31, 2011, at approximately U.S. $1.765 billion. The market value of Repsol shares traded on the Bolsa de Madrid (Madrid Stock Exchange) has decreased approximately 37.3% since the end of 2011, from a closing price of U.S. $30.51 per share on December 30, 2011 to a closing price of U.S. $19.13 per share on April 26, 2012. For so long as these Repsol shares are recorded as available-for-sale, changes in their market value will be recognized in the comprehensive result component of our equity and will not affect our results of operations. As of the date of this report, we are in the process of evaluating the impact these developments will have on our investment in Repsol.

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

In addition to the regulatory powers that the Energy Regulatory Commission already has over natural gas and LPG activities, this Commission is now vested, pursuant to the amendments to the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law), with the authority to regulate: (1) first-hand sales of gas, fuel oil and basic petrochemicals; (2) pipeline transportation and distribution of gas and refined products, as well as storage of such products to the extent that this is directly linked with such pipeline transportation and distribution, or forms an integral part of the importation and distribution terminals of such products; and (3) pipeline transportation and distribution of biofuels, as well as storage of such products to the extent that this is directly linked with such pipeline transportation and distribution, or forms an integral part of the importation and distribution terminals of such products.

The Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law), which became effective on November 29, 2008, provides for the establishment of the NHC, which is responsible for regulating and supervising hydrocarbons exploration and exploitation as well as the processing, transportation and storage activities directly related to exploration and exploitation projects. Our estimates of Mexico’s proved reserves are reviewed by the NHC. See “Item 4—Information on the Company—Business Overview— Exploration and Production—Reserves.”

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

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, Petróleos Mexicanos and the subsidiary entities are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection), which we refer to as the Environmental Law, which was amended on January 28, 2011, the regulations issued thereunder and several technical environmental norms issued by the SEMARNAT. We are also subject to the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition), as well as the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law), each of which became effective on November 29, 2008. The Secretaría de Salud (Ministry of Health), the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation), the Secretaría de Marina (Ministry of the Navy) and the Ministry of Energy assist the SEMARNAT in its functions. In addition, Petróleos Mexicanos and the subsidiary entities are subject to the environmental laws and regulations issued by the governments of each state of Mexico where our facilities are located.

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

On November 28, 2007, the SEMARNAT issued NOM-148-SEMARNAT-2006 (which we refer to as NOM-148), which establishes standards for sulfur recovery in all refineries. The refineries currently in compliance with NOM-148 are located in Cadereyta, Nuevo León; Ciudad Madero, Tamaulipas; Minatitlán, Veracruz; Tula, Hidalgo; Salamanca, Guanajuato and Salina Cruz, Oaxaca. Compliance with NOM-148 resulted in costs to Petróleos Mexicanos and the subsidiary entities of approximately Ps. 567 million in 2009, Ps. 408 million in 2010 and Ps. 2,000 million in 2011, related to the rehabilitation, optimization and construction of new sulfur recovery plants, as well as the construction of a new sulfur recovery plant at the Salamanca refinery in 2011, which will start operations in the first half of 2012. We do not expect to spend any additional funds in 2012 in order to maintain and bring our remaining facilities into compliance with NOM-148.

As we increase our use of new drilling technologies, it is possible that Mexico’s environmental regulations will expand to address these developments. On January 11, 2011, the NHC issued new rules and regulations relating to our deep water drilling and exploration activities in the Gulf of Mexico. These new rules and regulations, which were promulgated in response to the Deepwater Horizon blow-out and resulting oil spill in

U.S. territory in the Gulf of Mexico that began in April 2010, require us to produce a series of reports on our safety measures for deep water drilling and exploration activities over the eight months following the promulgation of the rule, and to have our procedures certified by an independent expert. We must also certify that we have adequate insurance or other financial resources available to cover any losses or compensation claims stemming from a deep water accident. As of the date of this report, we are in compliance with the above requirements for projects at depths of 500-1,500 meters and we are in the process of preparing the reports necessary to comply with such requirements for projects at depths greater than 1,500 meters. On February 20, 2012, the United States and Mexico reached an agreement regulating oil and gas development along their maritime border in the Gulf of Mexico, which has the potential to facilitate an expansion of deepwater drilling for Mexico. Mexico will retain its own regulatory system. We have also recently been producing natural gas located in shale deposits from the Emergente-1 well. Although this well was initially drilled through hydraulic fracturing, we have since relied on horizontal drilling to produce natural gas. Accordingly, we have produced very little waste water. However, shale well drilling could result in environmental concerns in the future. Mexico does not currently have any environmental regulation specific to shale gas development.

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

We have identified several activities and projects to be undertaken in respect of issues addressed by the chapter of the PECC relating to mitigation measures, including increased energy efficiency, sour gas re-injection, co-generation and reduction in fugitive emissions, and we have set a goal of reducing our annual carbon dioxide emissions by 9.94 million tons during the period from January 1, 2009 through the end of 2012. During 2010, we reduced our carbon dioxide emissions by approximately 4.8 million tons, which is a volume comparable to removing one million automobiles from circulation. During 2011, we reduced our carbon dioxide emissions further by approximately 5.0 million tons. In total, from January 1, 2009 through December 31, 2011, we reduced annual carbon dioxide emissions by an estimated 14.4 million tons, which represents progress of approximately 44.9% more than our goal for such annual reductions of 9.94 million tons by 2012, as compared to 2008 carbon dioxide emissions. These emission reductions were achieved primarily through reduced gas flaring and the more efficient use of natural gas. Also addressed in this chapter of the PECC is the goal of increased adaptability by energy sector participants in responding to climate change’s effects by designing and implementing: contingency programs in case of extreme hydrometeorological events, strategies of territorial planning and ecological territorial planning, as well as a vulnerability map reflecting the potential effects of climate change.

In 2010 and 2011, PEMEX implemented, as part of its Plan de Acción Climática (Climate Action Plan), several conservation and reforestation projects designed to counteract greenhouse gas emissions and protect surrounding communities and the environment. Our principal conservation projects consist of the Biósfera Pantanos de Centla (Centla Marsh Biosphere), the Cuenca Media del Grijalva-Usumacinta (Grijalva-Usumancinta Central Basin), the Cuenca del Valle de Bravo (Valle de Bravo Basin) and the Humedales de

Alvarado, Tuxpan y Tampamachoco (Alvarado, Tuxpan and Tampamachoco Wetlands). Our reforestation projects are located along the coastal plain of the Gulf of Mexico and in the states of Tabasco, Tamaulipas and Veracruz, as well as in the mountain regions of federally protected natural areas in Veracruz.

PEMEX’s Internal Monitoring

We believe that we are in substantial compliance with current federal and state environmental laws as those laws have been historically interpreted and enforced. We maintain an internal structure designed to identify and solve environmental problems and we retain external consultants to perform operational audits at our industrial plants, including cost estimates for remedying any shortfall in compliance with Mexican environmental laws. Such remedies can include improving our operating efficiency, cleaning up contaminated land and water and capital expenditures to minimize the impact of our operations on the environment. In addition, the subsidiary entities have specialized departments, depending on the size and geographic distribution of their respective sites, which implement their own environmental programs and conduct internal environmental audits and inspections of their sites and their immediate surroundings based on the standards of the SEMARNAT. When these internal audits reveal problems or deficiencies, the subsidiary entities take the necessary remedial actions to eliminate them. If soil or bodies of water are contaminated and the remediation requirements from these internal audits and inspection are known and estimable, then we record them in our financial statements as environmental liabilities.

In addition to our internal monitoring structure for identifying environmental compliance issues, Petróleos Mexicanos and the subsidiary entities’ environmental program is subject to the review of the Procuraduría Federal de Protección al Ambiente (Office of the Federal Attorney for Environmental Protection, which we refer to as PROFEPA). PROFEPA administers the Mexican environmental regulatory framework and establishes acceptable standards of environmental remediation. Although PROFEPA has the authority to review and inspect our remediation efforts and our compliance with permitted contamination levels, it does not determine our environmental liabilities. We maintain proper records of all of the studies, estimates, performed works and any other information that PROFEPA may request from time to time.

Since 1993, we have participated in the National Program of Environmental Auditing, a voluntary environmental audit program, with PROFEPA. This program was created by PROFEPA in 1992 as a regulatory incentive for companies to correct any environmental irregularity in their operations in a voluntary manner. The voluntary environmental audit consists of three stages: (i) an audit and compliance diagnosis; (ii) the development of an action plan to correct irregularities; and (iii) the execution of the action plan. If a company completes the three stages in a satisfactory manner, PROFEPA will provide them with a clean industry certificate, which means it complies with the applicable environmental legislation for their industry. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying any environmental anomalies) to PROFEPA for its review and approval. If the audit report is approved by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. As of December 31, 2011, Petróleos Mexicanos and the subsidiary entities were in the process of completing audits of 735 facilities, with the objective of obtaining “clean industry” certificates for each facility. The 2011 audits resulted in the certification of 110 facilities, of which 81 were re-certified and 29 were certified for the first time. The audits of the remaining 625 facilities have begun, but are still under review. We will continue including new facilities under this program as we expand our activities in the areas of exploration, exploitation, refining and distribution of hydrocarbons.

During 2011, we experienced 219 oil spills in pipelines. The number of such spills increased by 8% from 2010 to 2011. This was due in part to the increase in illegal tapping of the pipelines (from 49 incidents in 2010 to 85 incidents in 2011, which represents an increase of 73%), thus affecting their mechanical integrity. There were 134 spills caused by leakages during 2011, of which 111 were due to a failure in the mechanical integrity of the pipes, 15 due to acts of vandalism and 8 to other factors. However, as a result of the implementation of strategies focused on improving the integrity and operation of our pipeline network, there was a 15% decrease of the number of events in the pipeline system, from 131 in 2010 to 111 in 2011.

Petróleos Mexicanos experienced one major oil spill that had significant environmental consequences during 2011. On December 31, 2011, an oil spill of 1,500 barrels caused by an illegal tap in the 30” diameter Nuevo Teapa—Poza Rica pipeline, resulted in water contamination as well as contamination of the left riverside of the Coatzacoalcos River. The damaged pipeline was repaired and resumed operations the same day, and oil recovery activities were initiated successfully.

In addition, Petróleos Mexicanos experienced four major incidents during 2011 that did not have significant environmental consequences, as described below:

•

Petróleos Mexicanos and a service provider, COTEMAR, S.A. de C.V., have concluded the recovery of the semi-submersible platform Jupiter 1, which partially sunk in the Campeche Sound on April 12, 2011, south of the Gulf of Mexico. More than 2 thousand barrels of diesel and 82 barrels of jet fuel stored in this platform were recovered. In addition, the service provider subcontracted services to extract the wrecked platform and sink it to a depth of 1,000 meters, following its insurance agent recommendations. Neither production nor other activities conducted in the area were negatively affected by this incident. Subsequent monitoring confirmed that no hydrocarbons were spilled in the surrounding areas.

•

We controlled and extinguished a fire at the Salamanca Refinery on April 23, 2011. The fire was triggered by a leak of a solvent in one of the seals of a pump in the deparaffinization plant. There were no injuries and the fire did not affect the operations of the other plants at the refinery. The deparaffinization plant resumed operations once it was repaired on May 23, 2011.

•

On July 30, 2011, there was an explosion and fire at the Tula Refinery Viscosity Reduction Plant due to overpressurization in a balance tank. The explosion damaged most of the plant equipment and caused 3 casualties among the operations personnel, who were aligning the equipment during the start-up of the plant following a general maintenance outage. The fire did not affect the operations of other plants in the refinery, but gasoline production was reduced by 1.8 thousand barrels per day until the refinery made process adjustments on August 2, 2011.

•

On November 14, 2011, an explosion and fire took place in the 36” diameter “Estación 19—Los Ramones” gas pipeline located in the Reynosa area, in the northern region of Mexico. The explosion was caused by a gas leak due to pipeline corrosion problems. This incident did not cause any harm to personnel or to the surrounding area. There were no gas transportation problems or reductions because all the gas from that pipeline was diverted to another pipeline. The damaged pipeline will resume operations once its inspection and maintenance process is completed.

We implemented an emergency action plan in each case, in coordination with local authorities, military and civil protection services, under which the damaged areas were rapidly isolated in order to mitigate damage to local residence and properties.

In order to protect itself from environmental liabilities, Petróleos Mexicanos mantains insurance covering most of the expenses directly related to such incidents. However, this insurance does not cover fines, public relations expenses and site clean-up not directly related to the incident, among other expenses.

In an effort to create a culture focused on improving industrial safety and environmental protection, we have developed the PEMEX Safety, Health and Environmental Protection System (which we refer to as the SSPA). This system, which we began to implement in January 2006, is a management tool that focuses on the identification, evaluation and continuous application of preventive measures related to industrial safety and environmental protection. The SSPA is based on international best practices and is designed to help us achieve our goal of zero incidents, injuries, emissions of pollutants and illnesses in all of our work centers, a goal that was ratified in 2011. The specific objectives of the SSPA include: establishing a guide to determine the root causes of incidents; process safety management, with a strong emphasis on the mechanical integrity of our plants and structures; improvements in environmental protection and occupational health; rigorous application of internal safety procedures; effective audits; updated emergency response plans; effective prevention tests; and risk analysis systems.

In March 2011, the Ministry of Energy issued official guidelines that Petróleos Mexicanos and its subsidiary entities must comply with regarding the implementation of the SSPA. For this reason, we introduced a program to comply with these guidelines and we took a series of actions, including implementing proactive and preventive process safety indicators based on the American Petroleum Institute’s Recommended Practice 754, which establishes process safety performance indicators for the refining and petroleum industries.

Notwithstanding our implementation of the SSPA, during 2011, our accident frequency rate increased by 29% from 2010 to 2011, from 0.42 to 0.54 injuries per million man hours worked with risk exposure. The area that contributed most to this increase was the production branch of Pemex-Refining. However, Pemex-Exploration and Production had its lowest accident frequency rate on record, 0.39, surpassing its previous goal set at 0.40. The indicator of lost days due to injuries increased by 16% from 2010 to 2011, from 25 to 29 lost days per million man hours worked with risk exposure. Lost days are those missed due to medical incapacity as a result of injuries suffered at work or those rewarded as compensation for partial, total or permanent incapacity or death. In order to address the increased accidents during 2011, we decided to undertake a second round of implementation of the SSPA. We created an enforcement program for work centers with poor performance in the SSPA, which mandates technical prevention training and consultation throughout the chain of command. In addition, beyond emphasizing the importance of strict compliance with the SSPA protocol, we have also asked all of our work centers to apply a number of new directives, including:

•	mandatory Environmental, Health and Safety (EHS) training for all workers and enhanced professional training for critical personnel;

•	adoption of recommendations made by EHS professionals after visits to work centers such as refineries;

•	the creation of a new program to improve critical issues in EHS culture, based on the findings of a 2009 internal study; and

•	third-party audits.

The implementation of the SSPA has been most successful thus far for our contractors, who reported a 20.5% decrease in their accident frequency rate from 2010 to 2011, from 0.39 to 0.31 injuries per million man-hours worked with exposure to risk.

Other than as disclosed in this report, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters.

Environmental Liabilities

At December 31, 2011, our estimated and accrued environmental liabilities totaled Ps. 5,527.9 million. Of this total, Ps. 1,437.5 million was attributable to Pemex-Exploration and Production, Ps. 4,065.7 million to Pemex-Refining, Ps. 19.5 million to Pemex-Gas and Basic Petrochemicals and Ps. 5.2 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following tables detail our environmental liabilities by subsidiary entity and operating region at December 31, 2011.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	129.27	Ps. 1,102.8
Southern region	60.90	98.0

Total(1)	190.16	Ps. 1,200.8

Note:	Numbers may not total due to rounding.
(1)	During 2011, environmental remediation was completed on 81.82 hectares. There were 81.91 hectares of additional affected areas in 2011, including 2.71 hectares in the Northern region and 79.20 hectares in the Southern region, as a result of spills from pipelines.

Source: PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities(1)	Estimated Liability
		(in millions of pesos)
Northern region	151	Ps. 210.7
Southern region	13	26.0

Total	164	Ps. 236.7

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps. 1,437.5

Note:	Numbers may not total due to rounding.
(1)	At December 31, 2010, we reported 160 holding ponds as liabilities. In 2011, a total of 116 holding ponds were classified as new liabilities, of which 94 holding ponds were in the Northern region and 22 holding ponds were in the Souther region, while a total of 112 holding ponds were restored and the related liabilities were discharged. As a result, at December 31, 2011, 164 ponds remained to be reported as liabilities.

Source: PEMEX.

Pemex-Refining

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pipelines	14.15	Ps. 134.7
Refineries	259.53	2,198.5
Storage and Distribution Terminals	64.41	656.5
Areas Affected by Recent Incidents(1)	101.00	1,076.0

Total(2)	439.09	Ps. 4,065.7

Note:	Numbers may not total due to rounding.
(1)	These areas relate to environmental liabilities resulting from spills in facilities and pipelines that are immediately addressed through the use of a special remediation fund.
(2)	During 2011, environmental remediation was completed on 7.70 hectares. Additionally, there were adjustments of 23.47 hectares and they were excluded from the environmental liabilities total for 2011 due to the completion of assessment studies. These variations affected all components of the Pemex-Refining network, with particular effects on inventories located in refineries and, to a lesser degree, in pipelines.

Source: PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Gas Complex Processors	15.15	Ps. 19.5

Total	15.15	Ps. 19.5

Note:	Numbers may not total due to rounding.

Source: PEMEX.

Pemex-Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pajaritos petrochemical complex.	1.20	Ps. 0.7
Cangrejera petrochemical complex	0.07	0.4
Pipelines	0.34	4.2

Total(1)	1.61	Ps. 5.2

Note:	Numbers may not total due to rounding.
(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.

Source: PEMEX.

Our estimates of environmental liabilities include cost estimates for site-specific evaluation studies, studies that draw upon aspects of previous evaluations for sites with comparable characteristics and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above, as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual based on information requested and received periodically from field managers regarding probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with Bulletin C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” for Mexican FRS purposes and with ASC Topic 450 “Contingencies” for U.S. GAAP purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gathered during the remediation process. For a further discussion of our environmental liabilities, see Note 21 II(b) to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities.

At the end of 2011, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

Pemex-Exploration and Production remains responsible for handling existing environmental liabilities— these responsibilities are not part of the Integrated E&P Contracts. Nevertheless, the Integrated E&P Contracts

include environmental clauses related to contractors’ and PEP’s responsibility to ensure an adequate environmental performance, and also establish the terms for compensation and repair of any new environmental impacts.

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

As of the date of this report, we have signed three emission reduction purchase agreements for the marketing of carbon dioxide emission-reduction certificates. Two of these agreements are with Carbon Solutions de México, S.A. de C.V. and the other is with Statoil. Under these agreements, we will sell emission reduction certificates to be generated by the following three projects, each of which should reduce our greenhouse gas emissions: increasing thermal efficiency and recovery of combustion gases at the Dos Bocas Marine Terminal; installing dry seals in gas compressors in our facilities; and undertaking a project to reduce gas flaring at the Tres Hermanos oil field. The first two projects are in the process of being validated, while the flaring project has already been registered with the United Nations. These projects could potentially reduce our greenhouse gas emissions by more than 214 thousand tons annually.

Social Responsibility

Petróleos Mexicanos has implemented various initiatives in the area of corporate social responsibility, primarily with respect to the protection and preservation of the environment, community relations, ethical work practices, respect for labor rights and the general promotion of quality of life for employees. Our corporate and social responsibility goals are carried out through the following mechanisms:

•	mutually beneficial public works and investment projects;

•	cash donations;

•	donations of fuels and asphalts;

•	support of local suppliers;

•	higher education collaboration agreements;

•	environmental protection projects; and

•	programs to promote investment and employment.

Our total donations, contributions and mutual benefit projects in 2011 amounted to more than Ps. 5.0 billion. Our donations and contributions amounted to Ps. 1.6 billion, or 32% of this total. The remaining Ps. 3.4 billion of the total donations, contributions and mutual benefit projects consisted of infrastructure investments in the states of Campeche, Chiapas, Guanajuato, Hidalgo, México, Michoacán, Oaxaca, Puebla, Tabasco, Tamaulipas, Veracruz and Mexico City. Approximately 67.9% of our donations and contributions were directed to the states principally involved in the crude oil industry (Campeche, Chiapas, Tabasco, Tamaulipas and Veracruz); 23.0% to the states with medium involvement in the crude oil industry (Coahuila, Guanajuato, Hidalgo, Nuevo León, Oaxaca and Puebla); and the remaining 9.1% to states that do not participate in the crude oil industry.

Most importantly, we took the following specific actions in 2011:

•

we provided support for programs aimed at the conservation of biodiversity, forest restoration, improvements in hydrologic systems aimed at guaranteeing water supply and other environmental services, particularly carbon sequestration, in seven protected areas located in the states of Tamaulipas, Veracruz and Tabasco;

•

we provided various forms of environmental support, including support to ensure that oil installations located in the Tabasqueña plain had sufficient water supply, contributions to reduce the environmental impact caused by extreme weather events, such as for hurricanes that recurrently occur along the coastal areas in the state of Tabasco, and support to increase the supply of nutrients in the Gulf of Mexico to support the food chain;

•

we provided support for environmental education and related programs in several states, including environmental education and programs for environmental recovery and reforestation in the state of Veracruz, environmental education and the operation of the “Casa del Agua” in Pantanos de Centla, Tabasco, environmental education in the communities of the biosphere reserve in Montes Azules and Marqués de Comillas, Chiapas, as well as various education-related projects in the states of Chihuahua and Sinaloa;

•

we made contributions to improve the infrastructure of several states of Mexico, including supporting the Parallel Aqueduct Chicbul-Carmen project in the state of Campeche, the construction, maintenance, extension and restoration of urban, hydraulic and sanitary infrastructure work in the municipalities of Reforma, Pichucalco, Juárez, Ostuacán and Sunuapa, in the state of Chiapas, and hydraulic concrete paving in the state of Guanajuato and in the Oleoducto avenue in the Salinas Cruz municipality in the state of Oaxaca; and

•	we provided support for the program aimed at the conservation, handling and restoration of natural ecosystems located in the Middle Basin of the Usumacinta River in the state of Chiapas.

Environmental Projects and Expenditures

In 2011, we spent approximately Ps. 10,065 million on environmental projects and related expenditures, as compared to Ps. 10,083 million in 2010. For 2012, we have budgeted Ps. 12,692 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to hydrocarbon spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content at our refineries in Mexico.

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

TRADE REGULATION AND EXPORT AGREEMENTS

Though Mexico is not a member of OPEC, it has periodically announced increases and decreases in PEMEX’s crude oil exports reflecting production revisions made by other oil producing countries, in order to contribute to crude oil prices stabilization. However, PEMEX has not changed its export goals because of announcements made by OPEC since 2004, and we believe that Mexico has no current plans to change PEMEX’s current level of crude oil exports.

NAFTA did not affect Mexico’s exclusive rights, through Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, to explore and exploit crude oil and natural gas in Mexico, to refine and process crude oil and natural gas and to produce basic petrochemicals in Mexico. Since 2003, non-basic petrochemical products have enjoyed a zero tariff under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products from Mexico to the United States and Canada have been free or exempt from tariffs. Similarly, since 2003, Mexico’s imports of petroleum products from the United States and Canada have also been exempt from tariffs. In addition, in 2004, NAFTA approved lower tariffs on certain materials and equipment imported by Mexico. The zero tariff on Mexico’s imports of non-basic petrochemicals from the United States and Canada could have increased competition in the non-basic petrochemicals industry in Mexico. To the extent that domestic and international prices for our products remain constant, lower tariffs on products, materials and equipment that we import from and export to the United States and Canada, reduce our expenses and increase our revenue.

TAXES AND DUTIES

General

Taxes and duties applicable to PEMEX are a significant source of revenues to the Mexican Government. We contributed approximately 32.9% of the Mexican Government’s revenues in 2010 and 33.7% in 2011. In 2011, we paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” Until 2006, the rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year and were set after taking into consideration our operating budget, our capital expenditure program and our financing needs. A new fiscal regime for Petróleos Mexicanos and the subsidiary entities, described below, became effective in 2006.

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

In 2011 and 2012, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)

This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applies to all crude oil and natural gas production other than (1) production from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico and (2) production in excess of an annual “base” level of production from specified marginal fields. The applicable rate for this duty was 72.5% in 2011, and is 71.5% in 2012 and thereafter. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas. Production of oil and gas extracted from fields located in Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico, and production in excess of base production from marginal fields, is subject to the Special Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Additional Duty on Hydrocarbons.

Derecho Especial sobre Hidrocarburos (Special Hydrocarbons Duty)	A rate ranging from 30% to 36% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the

Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico, and the value of production in excess of base production from marginal fields, minus in each case certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions).

Derecho sobre la Extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)

A rate of 15% is applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico, and to the value of production in excess of base production from marginal fields.

Derecho Adicional sobre Hidrocarburos (Additional Duty on Hydrocarbons)

A rate of 52% is applied to the value resulting from the multiplication of (i) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil is extracted, and a threshold price of U.S. $63.91 for 2011, by (ii) the extracted volume for the relevant year. This duty is applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico and production in excess of base production from marginal fields, and only if the Mexican crude oil export price per barrel of the extracted crude oil is greater than the threshold price. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. producer price index.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)

Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.50% of the value of extracted crude oil and natural gas production applied in 2011. This rate increased to 0.65% for 2012 and subsequent years.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, by (ii) the annual export volume. The budgeted crude oil price for 2011 was U.S. $65.40 per barrel and for 2012 is U.S. $84.90 per barrel.

Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons).	A rate of 0.03% is applied to the value of extracted production of crude oil and natural gas, beginning on January 1, 2012.

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

The Federal Duties Law defines marginal fields as those fields that are abandoned or in the process of being abandoned. In 2011, the following fields were categorized as marginal fields: the Blasillo, Cinco Presidentes, La Venta, Magallanes, Ogarrio, Otates, Rodador, San Alfonso and San Ramón fields, located in the area of Magallanes Cinco Presidentes; the Arenque, Atún, Bagre, Carpa, Escualo, Isla de Lobos, Jurel, Lobina, Marsopa, Mejillón, Morsa, Náyade and Tiburón fields, located in the area of Arenque; and the Altamira, Barcodón, Cacalilao, Corcovado, Ébano, Limón, Pánuco, Salinas, Tamaulipas Constituciones and Topila fields, located in the area of Altamira. In addition, the following fields were categorized as marginal fields in 2012: San Andrés, Remolino, Tierra Blanca, Potrero del llano-Horcones, Hallazgo, Cerro Viejo, Temapache, Alazán, Vara Alta, Kach, Amoca, Alak, Tecoalli and Ichalkil.

On January 1, 2011, an amendment to the Federal Duties Law became effective, which revoked the Derecho Único sobre Hidrocarburos (Sole Hydrocarbons Duty). In its place, the Ordinary Hydrocarbons Duty, the Duty for Scientific and Technological Research on Energy, the Duty for Oil Monitoring, the Hydrocarbons Duty for the Stabilization Fund and the Extraordinary Duty on Crude Oil Exports are applied to the annual base production (production below a certain threshold) from each of the marginal fields in accordance with the Federal Duties Law.

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

Since 2005, as a result of the new rules to calculate this tax rate, some rates have been negative. The Federal Revenue Law for each of the Fiscal Years of 2006 to 2011 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability, and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2012 may also be credited in accordance with the same rules.

In 2011, we paid total taxes and duties in the amount of Ps. 876.0 billion (56.2% of net sales), as compared to the Ps. 654.1 billion (51.0% of sales revenues) of taxes and duties that we paid in 2010, mainly due to the increase in Mexican crude oil export prices in 2011.

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

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of our subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies pay the higher of the two tax rates described below: The first is a corporate income tax at a rate of 30% applied to revenues, less certain deductions. The second is the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), which replaced the asset tax at the beginning of 2008 and imposed a minimum tax equal to 17.0% of a corporation’s sales revenues (less certain deductions and certain investment expenditures) for 2009; the rate of this tax increased to 17.5% for 2010 and thereafter.

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 1,755.8 million in 2009, Ps. 1,724.8 million in 2010 and Ps. 3,620.5 million in 2011.

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

Form of Government

The President is the chief of the executive branch of the Mexican Government. In accordance with Mexico’s electoral law, on September 5, 2006, the Tribunal Electoral del Poder Judicial de la Federación (the federal electoral court) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the PAN, President-elect. President Calderón took office on December 1, 2006 and his term expires on November 30, 2012. The Political Constitution of the United Mexican States limits the President to one six-year term and does not allow reelection for any additional terms. The next presidential election will occur on July 1, 2012.

The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) was the dominant political party in Mexico for more than seven decades. From 1929 to 1994, the PRI won all presidential elections, and from 1929 until July 1997, the PRI held a majority of the seats in both chambers of the Mexican Congress. Until 1989, the PRI also won all of the state gubernatorial elections. However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition between the PAN, the oldest opposition party in Mexico, and the Partido Verde Ecologista de México (Ecological Green Party of Mexico), won the presidential election. The PAN currently holds six state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds two state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone), an alliance formed by PRD, the Partido del Trabajo (Labor Party) and the Movimiento Ciudadano (Citizen Movement Party), holds one state governorship, and an alliance formed by the PAN and PRD holds three state governorships. The PRI holds the remaining 19 of the 31 state governorships.

Legislative authority is vested in the Mexican Congress, which is composed of the Cámara de Senadores (Senate) and the Cámara de Diputados (Chamber of Deputies). Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a system of proportional representation that allocates those seats to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Political Constitution of the United Mexican States provides that the President may veto bills and that the Mexican Congress may override such vetoes with a two-thirds majority vote of each chamber.

In the congressional election held on July 5, 2009, the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on July 2, 2006. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	50	39.1%	142	28.4%
Institutional Revolutionary Party	33	25.8	239	47.9
Democratic Revolution Party	24	18.8	68	13.8
Ecological Green Party of Mexico	7	5.5	23	4.6
Citizen Movement Party	5	3.9	6	1.2
Labor Party	5	3.9	13	2.6
New Alliance	0	0.0	7	1.4
Unaffiliated	4	3.1	1	0.2

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Representatives.

The Economy

Program for the Promotion of Growth and Employment

The Programa para Impulsar el Crecimiento y el Empleo (“Program for the Promotion of Growth and Employment”), announced on October 8, 2008, was intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. In creating this program, the Mexican Government expected that the extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility, as well as the economic recessions experienced by Mexico’s trading partners, were likely to have adverse effects on the Mexican economy, including:

•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows;

•	reduced availability of credit, as financial intermediaries adopted more conservative lending policies, thereby diminishing access to foreign credit; and

•	lower oil prices, leading to decreased public sector revenues.

The specific goals of the Program for the Promotion of Growth and Employment were to:

•	compensate for the expected lower government revenues, which would ordinarily require a reduction in programmable expenditures;

•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways;

•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks; and

•	foster long-term economic growth.

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) contracted by 6.1% in 2009, as compared to 2008. Global economic activity began to recover beginning in the second half of 2009, after a deep contraction observed in the previous six months. The recovery was driven by fiscal and monetary stimulus programs implemented in many advanced economies and in some emerging market countries, as well as the several measures taken to stabilize the operation of the international financial system.

According to preliminary figures, Mexico’s GDP increased by 5.5% in real terms during 2010, as compared with 2009, as a result of the positive impact of increased external demand on the manufacturing and services sectors. The agriculture, forestry, fishing and hunting sector grew by 2.8%; the mining sector grew by 1.1%; the utilities sector grew by 10.3%; the construction sector remained unchanged; the manufacturing sector grew by 9.7%; the wholesale and retail trade sector grew by 13.7%; the transportation and warehousing sector grew by 7.5%; the information sector grew by 1.6%; the finance and insurance sector grew by 12.3%; the real estate, rental and leasing sector grew by 1.9%; management of companies and enterprises grew by 5.5%; administrative and support and waste management and remediation services grew by 1.6%; education services grew by 0.1%; health care and social assistance grew by 0.8%; arts, entertainment and recreation grew by 6.0%; accommodation and food services grew by 3.2%; other services (except public administration) grew by 0.7%; and public administration grew by 2.6%, each in real terms as compared to 2009. However, professional, scientific and technical services decreased by 1.0% in real terms as compared to 2009.

According to preliminary figures, Mexico’s GDP grew by 3.9% in real terms during 2011, as compared with 2010. The utilities sector grew by 5.5%; the construction sector grew by 4.8%; the manufacturing sector grew by 5.1%; the wholesale and retail trade sector grew by 7.6%; the transportation and warehousing sector grew by 3.5%; the information sector grew by 6.6%; the finance and insurance sector grew by 4.8%; the real estate, rental and leasing sector grew by 2.1%; professional, scientific and technical services grew by 5.9%; management of companies and enterprises grew by 5.7%; administrative support, waste management and remediation services grew by 4.3%; education services grew by 1.5%; health care and social assistance grew by 1.6%; arts, entertainment and recreation grew by 6.4%; accommodation and food services grew by 2.6%; and other services (except public administration) grew by 4.0%, each in real terms as compared to 2010. The agriculture, forestry, fishing and hunting sector decreased by 0.6%; the mining sector decreased by 2.3%; and public administration decreased by 0.8%, each in real terms during 2011, as compared to 2010.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector(1)

	2006	2007	2008	2009	2010	2011(1)
GDP (constant 2003 prices)	5.2%	3.3%	1.2%	(6.1)%	5.5%	3.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	6.3	2.3	1.2	(2.2)	2.8	(0.6)
Secondary Activities:
Mining	1.4	(0.2)	(1.7)	(2.9)	1.1	(2.3)
Utilities	12.2	3.7	(2.3)	2.0	10.3	5.5
Construction	7.8	4.4	3.1	(7.3)	0.0	4.8
Manufacturing	5.9	1.7	(0.7)	(9.8)	9.7	5.1
Tertiary activities:
Wholesale and retail trade	6.5	5.0	0.9	(14.1)	13.7	7.6
Transportation and warehousing	5.8	3.7	0.0	(6.5)	7.5	3.5
Information	10.7	11.6	8.0	0.8	1.6	6.6
Finance and insurance	16.3	13.9	12.8	(4.5)	12.3	4.8
Real estate, rental and leasing	4.1	3.1	3.0	(1.6)	1.9	2.1
Professional, scientific and technical services	3.0	3.1	3.0	(5.1)	(1.0)	5.9
Management of companies and enterprises	20.1	(3.0)	14.0	(8.1)	5.5	5.7
Administrative support, waste management and remediation services	3.7	3.1	1.6	(4.8)	1.6	4.3
Education services	0.1	1.9	0.8	0.5	0.1	1.5
Health care and social assistance	7.8	2.5	(1.5)	0.8	0.8	1.6
Arts, entertainment and recreation	2.3	3.1	1.5	(4.6)	6.0	6.4
Accommodation and food services	1.6	2.6	0.9	(7.7)	3.2	2.6
Other services (except public administration)	3.3	3.9	0.7	(1.1)	0.7	4.0
Public administration	0.1	1.7	1.1	4.8	2.6	(0.8)

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography.)

Prices and Wages

Consumer inflation (as measured by the change in the NCPI) during 2010 was 4.4%, 1.1 percentage points higher than inflation as estimated in the budget for that year and 0.8 percentage points higher than during 2009. Inflation in 2010 was higher than the amount estimated in the budget for that year due to (1) the appreciation of the Mexican peso against the U.S. dollar; (2) a positive output gap (which occurs when the growth of aggregate demand exceeds the growth of aggregate supply); and (3) moderate wage increases, among other factors.

Consumer inflation for the year ended December 31, 2011 was 3.8%, 0.6 percentage points lower than during 2010.

Consumer inflation for the three months ended March 31, 2012 was 0.97%, 0.1 percentage points lower than during the same period of 2011.

Unemployment Rate

At December 31, 2011, the unemployment rate was 4.5%, as compared to an unemployment rate of 4.9% at December 31, 2010.

At March 31, 2012, the unemployment rate was 4.6%, as compared to an unemployment rate of 4.5% at December 31, 2011.

Interest Rates

During 2010, interest rates on 28-day Treasury bills (Cetes) averaged 4.4% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.4% and on 91-day Cetes of 5.5% during 2009.

During 2011, interest rates on 28-day Cetes averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.4% and on 91-day Cetes of 4.6% during 2010.

During the first three months of 2012, interest rates on 28-day Cetes averaged 4.3% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.2% and on 91-day Cetes of 4.4% during the same period of 2011. On April 19, 2012, the 28-day Cetes rate was 4.3% and the 91-day Cetes rate was 4.3%.

Financial System

2011 and 2012 Monetary Programs

Consistent with Mexico’s monetary program for 2011, Mexico’s monetary program for 2012 has as its principal objective the achievement of an inflation rate not higher than its permanent target of 3.0% (+/-1.0%). Mexico’s monetary programs for 2011 and 2012 have been comprised of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

During 2011, the M1 money supply (i.e., the sum of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits) increased by 9.4% in real terms, as compared with growth of 8.8% in real terms in 2010. This increase in growth was driven by a 7.0% increase in real terms in the amount of bills and coins held by the public and a 13.4% increase in real terms in checking account deposits denominated in pesos.

As of February 29, 2012, the M1 money supply was 8.2% greater in real terms than the level as of February 28, 2011. The amount of bills and coins held by the public as of February 29, 2012 was 7.4% greater in real terms than as of February 28, 2011, while the aggregate amount of checking account deposits denominated in pesos as of February 29, 2012 was 8.9% greater in real terms than as of February 28, 2011.

As of December 31, 2011, financial savings, defined as the difference between the monetary aggregate M4 and bills and coins held by the public, were 12.2% greater in real terms than financial savings as of December 31, 2010. Savings generated by Mexican residents were 7.7% greater in real terms and savings generated by non-residents were 49.9% greater in real terms than their respective levels as of December 31, 2010.

As of February 29, 2012, financial savings were 12.8% greater in real terms than financial savings as of February 28, 2011. Savings generated by Mexican residents increased by 7.5% and savings generated by non-residents increased by 55.8%, in each case in real terms and as compared to their respective levels as of February 28, 2011.

As of December 31, 2011, the monetary base totaled Ps. 763.5 billion, a 10.1% nominal increase from the level of Ps. 693.4 billion as of December 31, 2010. The net domestic credit of Banco de México registered a negative balance of Ps. 1,318.1 billion as of December 31, 2011, as compared to a negative balance of Ps. 796.2 billion as of December 31, 2010. The 65.5% increase in the negative balance was primarily due to an increase in the net international assets of Banco de México that exceeded the increase in the monetary base during the year.

As of April 17, 2012, the monetary base totaled Ps. 762.2 billion, a 0.2% nominal decrease from the level of Ps. 763.5 billion at December 31, 2011.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced from 8.25% to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of April 20, 2012, the minimum overnight funding rate remained at 4.50%.

Banking Supervision and Support

As of December 31, 2011, the total amount of past-due loans of commercial banks was Ps. 60.9 billion, as compared to Ps. 49.7 billion as of December 31, 2010. As of December 31, 2011, the total loan portfolio of the banking system was 11.5% greater in real terms than the total loan portfolio as of December 31, 2010. The past-due loan ratio of commercial banks was 2.5% as of December 31, 2011, as compared to a ratio of 2.3% as of December 31, 2010. The amount of loan loss reserves held by commercial banks totaled Ps. 115.5 billion as of December 31, 2011, as compared to Ps. 99.4 billion as of December 31, 2010. At this level, commercial banks had reserves covering 189.6% of their past-due loans as of December 31, 2011, exceeding the minimum reserve level of 45%.

As of February 29, 2012, the total amount of past-due loans of commercial banks was Ps. 60.6 billion, as compared to Ps. 60.9 billion as of December 31, 2011. As of February 29, 2012, the total loan portfolio of the banking system was 1.3% less in real terms than the total loan portfolio as of December 31, 2011. The past-due loan ratio of commercial banks was 2.5% as of February 29, 2012, unchanged from the ratio as of December 31, 2011. The amount of loan loss reserves held by commercial banks totaled Ps. 115.8 billion as of February 29, 2012, as compared to Ps. 115.5 billion as of December 31, 2011. At this level, commercial banks had reserves covering 190.9% of their past-due loans as of February 29, 2012, exceeding the minimum reserve level of 45%.

The Securities Market

The BMV is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. Upon the consummation of the initial public offering of its shares on June 18, 2008, the BMV was transformed from a sociedad anónima de capital variable (private company) to a sociedad anónima bursátil de capital variable (public company). In connection with the initial public offering of shares, certain of the former stockholders of the BMV (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the BMV, for purposes of voting such shares in the future as a single block. Both debt and equity securities are listed and traded on the BMV, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the BMV, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

The Mexican Stock Exchange publishes the Índice de Precios y Cotizaciones (Stock Market Index, or IPC) based on a group of the 35 most actively traded shares. As of December 31, 2011, the IPC stood at 37,077.52 points, representing a 3.8% nominal decrease from the level of 38,550.8 points as of December 31, 2010. As of April 20, 2012, the IPC stood at 39,354.86 points, representing a 6.1% nominal increase from the level as of December 30, 2011.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2011, Mexico registered a trade deficit of U.S. $1.2 billion, as compared with a trade deficit of U.S. $3.0 billion for 2010. Merchandise exports increased by 17.2% during 2011, to U.S. $349.7 billion, as compared to U.S. $298.5 billion for 2010. During 2011, petroleum exports increased by 35.3%, while non-petroleum exports increased by 14.2%, each as compared with the petroleum and non-petroleum export totals, respectively, in 2010. Exports of manufactured goods, which represented 79.7% of total merchandise exports, increased by 13.4% during 2011, as compared with exports of manufactured goods during 2010.

According to preliminary figures, during 2011, total imports increased by 16.4%, to U.S. $350.8 billion, as compared to U.S. $301.5 billion for 2010. During 2011, imports of intermediate goods increased by 14.9%, imports of capital goods increased by 15.8% and imports of consumer goods increased by 25.0%, in each case as compared to 2010.

According to preliminary figures, during the first two months of 2012, Mexico registered a trade surplus of U.S. $0.2 billion, as compared with a trade surplus of U.S. $0.5 billion for the same period of 2011. Merchandise exports increased by 13.5% during the first two months of 2012, to U.S. $57.2 billion, as compared to U.S. $50.4 billion for the same period of 2011. During the first two months of 2012, petroleum exports increased by 14.1%, while non-petroleum exports increased by 13.3%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2011. Exports of manufactured goods, which represented 78.9% of total merchandise exports, increased by 12.9% during the first two months of 2012, as compared with exports of manufactured goods during the same period of 2011.

According to preliminary figures, during the first two months of 2012, total imports increased by 14.1%, to U.S. $57.1 billion, as compared to U.S. $50.0 billion for the same period of 2011. During the first two months of 2012, imports of intermediate goods increased by 14.1%, imports of capital goods increased by 19.5% and imports of consumer goods increased by 11.2%, in each case as compared to the same period of 2011.

Balance of International Payments

According to preliminary figures, during 2011, Mexico’s current account registered a deficit of 0.8% of GDP, or U.S. $8.8 billion, as compared to a deficit of U.S. $3.1 billion, or 0.3% of GDP, for 2010. The capital account registered a surplus of U.S. $52.7 billion in 2011, as compared to a surplus of U.S. $41.0 billion in 2010. Foreign investment in Mexico totaled U.S. $44.8 billion during 2011, as compared to U.S. $44.0 billion during 2010, and was composed of direct foreign investment inflows totaling U.S. $19.4 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $25.4 billion.

Foreign Direct Investment in Mexico

According to preliminary figures, during the year ended December 31, 2011, foreign direct investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investments Registry) totaled approximately U.S. $19.4 billion, as compared with U.S. $20.2 billion during 2010. Of the total foreign direct investment registered during 2011, excluding investment in securities, 44.1% was directed to manufacturing, 18.0% to financial services, 9.5% to commerce, 6.4% to construction, 5.7% to mass media, 4.3% to mining, 3.7% to real estate and rental services, 1.3% to transportation, 0.1% to agriculture, livestock, fishing and forestry, (1.1)% to electricity and water, and 8.0% to other services. By country of origin, during 2011, 55.0% came from the United States (not including Puerto Rico), 6.7% from the Netherlands, 15.0% from Spain, 3.4% from Canada, 0.2% from the United Kingdom, 1.2% from Germany, 0.5% from Luxembourg, 6.3% from Switzerland, 3.4% from Japan, 0.5% from Singapore and 7.8% from other countries.

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

During 2011, the average peso/dollar exchange rate was Ps. 12.4354 = U.S. $1.00. During the first three months of 2012, the average peso/dollar exchange rate was Ps. 12.9859 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on April 20, 2012 (which took effect on the second business day thereafter) was Ps. 13.1171 = U.S. $1.00.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the auction policy and commencing in February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell dollars to Banco de México. These options remained exercisable on any day of the month immediately following the auction. The holders of these options were able to sell dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, “FIX”) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate did not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month was U.S. $600 million. On November 29, 2011, the Foreign Exchange Commission announced that, effective immediately, it was suspending temporarily this auction mechanism. From February 26, 2010 to November 30, 2011, Banco de México auctioned an aggregate of U.S. $12.6 billion in options through this mechanism, and, as of November 30, 2011, Banco de México had purchased an aggregate of U.S. $9.1 billion from holders upon the exercise of these options.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México will conduct an auction of U.S. $400 million each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The auction will result in a sale only when the exchange rate depreciates more than 2% as compared with the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through April 20, 2012, there were no bids submitted in these daily auctions.

As of December 30, 2011, Mexico’s international reserves totaled U.S. $142.5 billion, an increase of U.S. $28.9 billion as compared to international reserves as of December 31, 2010. As of December 31, 2011, the net international assets of Banco de México totaled U.S. $149.2 billion, an increase of U.S. $28.6 billion as compared to net international assets as of December 31, 2010.

As of April 13, 2012, Mexico’s international reserves totaled U.S. $151.5 billion, an increase of U.S. $9.0 billion as compared to international reserves as of December 30, 2011. As of April 13, 2012, the net international assets of Banco de México totaled U.S. $157.3 billion, an increase of U.S. $8.1 billion as compared to net international assets as of December 31, 2011.

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

The Programa Nacional de Financiamiento al Desarrollo 2008-2012 (National Program to Finance Development 2008-2012, “PRONAFIDE”), announced on May 27, 2008, establishes Mexican Government fiscal policy goals consistent with those described above, including increased spending on social and economic development and greater investment in infrastructure, while maintaining a stable and responsible approach to public finances. To this end, the PRONAFIDE has outlined the following specific objectives:

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

2011 Budget and Fiscal Results

On September 8, 2010, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 (Federal Revenue Law for 2011, or 2011 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 (Federal Expenditure Budget for 2011, or 2011 Expenditure Budget) to the Mexican Congress for approval. The Revenue Law and the Expenditure Budget were approved on October 20, 2010 and November 15, 2010, respectively (together, the 2011 Budget).

The 2011 Budget, as approved by the Mexican Congress, provided for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 70.2 billion, or 0.5% of GDP. Including physical investment by PEMEX, the 2011 Budget provided for a public sector budget deficit of 2.5% of GDP.

According to preliminary figures, during 2011, the public sector balance registered a deficit of Ps. 355.5 billion in nominal pesos, or 2.5% of GDP, as compared to a deficit of Ps. 370.5 billion in nominal pesos, or 2.8% of GDP, registered during 2010. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 88.3 billion, or 0.6% of GDP, during 2011, as compared to a deficit of Ps. 102.0 billion, or 0.8% of GDP, during 2010.

In 2011, public sector budgetary revenues totaled Ps. 3,269.6 billion in nominal pesos, a 6.8% increase in real terms as compared to 2010. This increase is mainly explained by a 9.3% increase in oil revenues and a 5.7% increase in non-oil tax revenues, each in real terms as compared to 2010.

According to preliminary figures, during 2011, crude oil revenues increased by 9.3% in real annual terms as compared to 2010, primarily as a result of a 39.3% increase in the price of crude oil exports, which was partially offset by a 1.0% decrease in crude oil production. Non-oil tax revenues increased by 5.7% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and the overall economic recovery.

According to preliminary figures, during 2011, net public sector budgetary expenditures increased by 5.3% in real terms as compared to 2010. During 2011, public sector financing costs increased by 3.6% in real terms as compared to 2010, mainly as a result of increased borrowings to finance the approved public deficit. Public sector financing costs as a percentage of GDP declined from 2.0% of GDP in 2010 to 1.9% in 2011.

At December 31, 2011, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 11.0 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 5.6 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 27.0 billion.

2012 Budget

On September 8, 2011, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Revenue Law for 2012, the 2012 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012, the 2012 Expenditure Budget) to the Mexican Congress for approval. The 2012 Revenue Law and the 2012 Expenditure Budget were approved on October 27, 2011 and November 15, 2011, respectively, and were published in the Official Gazette on November 16, 2011 and December 12, 2011, respectively (together, the 2012 Budget).

The 2012 Budget, as approved by the Mexican Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 95.2 billion, or 0.4% of GDP. Including physical investment by PEMEX, the 2012 Budget provides for a public sector budget deficit of 2.4% of GDP.

The 2012 Budget, as approved by the Mexican Congress, contemplates public sector budgetary revenues totaling Ps. 3,310.5 billion, a 4.7% increase in real terms as compared to public sector budgetary revenues estimated for the 2011 Revenue Law. The Mexican Government estimates that expenditures will total Ps. 3,405.7 billion during 2012 (excluding estimated physical investment expenditures by PEMEX totaling Ps. 301.2 billion), a 4.4% increase in real terms as compared to the amount approved in 2011 Expenditure Budget.

The 2012 Budget authorizes the Mexican Government to increase expenditures for social development by 6.4%, national security by 9.4% and science, technology and innovation by 18.6%, each as compared to the amounts budgeted for 2011.

The preliminary results for 2010 and 2011, as well as the budget assumptions and targets for the 2011 Budget and the 2012 Budget, are presented below.

2010 and 2011 Results;

2011 Budget and 2012 Budget Assumptions and Targets

2010 Results(1)	2011 Budget(5)	2011 Results(2)	2012 Budget(6)
Real GDP growth (%)	5.5%	3.8%	3.9%	3.3%
Increase in the national consumer price index (%)	3.6%	3.0%	3.8%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $	72.3	3	U.S. $	65.4	0(3)	U.S. $	101.0	0	U.S. $	84.9	0
Current account deficit as % of GDP	0.5%	n.a.	0.8%	n.a.
Average exchange rate (Ps./U.S.$1.00)	12.6	12.9	12.4	12.8
Average rate on 28-day Cetes (%)	4.4%	5.0%	4.2%	4.6
Public sector balance as % of GDP(4)	(0.8%)	(0.5%)	(0.6%)	(0.4%)
Primary balance as % of GDP(4)	1.2%	n.a.	1.3%	n.a.

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2011 Budget and the 2012 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2011 and the Federal 2012 Revenue Law.
(4)	Excluding physical investments by PEMEX.
(5)	2011 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (General Economic Policy Guidelines for 2011) published in September 2010 and in the Programa Económico 2011 (Economic Program for 2011) published in November 2010, as modified by the 2011 Budget adopted by the Mexican Congress.
(6)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) published in September 2011 and in the Programa Económico 2012 (Economic Program for 2012) published in November 2011, as modified by the 2012 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Mexican Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive as of December 31, 2010, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table captioned “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies. At December 31, 2010, all of the Government’s internal debt was denominated in inflation-indexed Unidades de Inversión (which we refer to as UDIs) or pesos and was payable in pesos.

Over the last decade, the Mexican Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Mexican Government has in recent years introduced new instruments of longer maturities. In the last quarter of 1999, the Mexican Government offered for the first time 10-year securities denominated in UDIs and 30-year UDI-indexed bonds, and subsequently began offering three-year, five-year, seven-year, 10-year, 20-year and 30-year fixed-rate peso-denominated bonds. However, since the first quarter of 2008, 20-year UDI-denominated bonds are no longer offered.

Through the issuance of these securities, the Mexican Government has established a long-dated benchmark yield curve. The issuance of these instruments has also encouraged:

•	the increased use of long-term fixed rate contracts;

•	the issuance of long-term peso-denominated securities by Mexican companies;

•	the development of long-term financial hedging products in Mexico; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.

During the last quarter of 2008, in response to the global economic crisis, the Mexican Government increased the amount of 182-day Cetes and 364-day Cetes that it auctioned and decreased the amount of long-term bonds that it auctioned, in order to stabilize domestic financial markets.

According to preliminary figures, at December 31, 2011, the net internal debt of the Mexican Government totaled Ps. 3,129.5 billion (including liabilities associated with the public sector pension reform law of Ps. 171.9 billion), an 11.4% increase in nominal terms as compared to the Ps. 2,808.9 billion outstanding at December 31, 2010. At December 31, 2011, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 3,197.7 billion, a 10.7% increase in nominal terms as compared to the Ps. 2,888.3 billion of gross internal debt outstanding at December 31, 2010. Of the total gross internal debt of the Mexican Government at December 31, 2011, Ps. 349.8 billion represented short-term debt and Ps. 2,847.9 billion represented long-term debt, as compared to Ps. 294.4 billion of short-term debt and Ps. 2,593.9 billion of long-term debt at December 31, 2010. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including, but not limited to, national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.

The Mexican Government’s financing costs on internal debt totaled Ps. 193.4 billion during 2011, or 1.3% of GDP, an increase of 7.4% as compared to 2010. During 2011, the average maturity of the Mexican Government’s internal debt increased by 0.41 years, from 7.20 years at December 31, 2010 to 7.61 years at December 31, 2011.

At December 31, 2011, the gross internal debt of the public sector including the recognition of PIDIREGAS totaled Ps. 3,446.8 billion, as compared to Ps. 3,080.9 billion outstanding at December 31, 2010.

The following table summarizes the net internal public debt of the Mexican Government as of each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31,
	2006		2007		2008		2009		2010		2011(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%
Cetes	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3
Floating Rate Bonds	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	202.5	6.3
Inflation-Linked Bonds	155.3	9.3	235.3	12.4	334.9	14.0	430.6	15.9	647.2	22.4	779.1	24.4
Fixed Rate Bonds	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5
Other	102.9	6.2	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	314.9	9.9

Total Gross Debt	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	Ps. 2,888.3	100%	Ps. 3,197.7	100%

Net Debt
Financial Assets(3)	(125.7)		(107.9)		(68.6)		(231.4)		(79.4)		(68.2)

Total Net Debt	Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 3,129.5

Gross Internal Debt/GDP		15.6%		16.1%		19.8%		21.4%		20.9%		21.3%
Net Internal Debt/GDP		14.4%		15.2%		19.2%		19.6%		20.3%		20.9%

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 720.7 billion at December 30, 2011. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesoría de la Federación (General Account of the Federal Treasury) with Banco de México.

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

According to preliminary figures, at December 31, 2011, Mexico’s outstanding public sector gross external debt totaled U.S. $116.4 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $113.7 billion represented long-term debt and U.S. $2.8 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) of Mexico at December 31, 2011 represented approximately 32.6% of nominal GDP, 1.6 percentage point higher than at December 31, 2010.

According to preliminary figures, at December 31, 2011, commercial banks held approximately 17.0% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 23.6%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 59.2%; and other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long-Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2006	U.S. $	39,330	U.S. $	7,046	U.S. $	7,545	U.S. $	53,921	U.S. $	845	U.S. $	54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010(4)		56,168		45,536		6,385		108,089		2,339		110,428
2011(4)		60,590		47,436		5,625		113,651		2,769		116,420

By Currency(3)

	At December 31,
	2006		2007		2008		2009		2010		2011(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%
Japanese yen	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8
Pounds sterling	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6
Swiss francs	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8
Others	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4

Total	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2011), (b) external borrowings by the public sector after December 31, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On January 6, 2012, Mexico issued U.S. $2 billion of its 3.625% Global Notes due 2022. The notes were issued under Mexico’s U.S. $80 billion Global Medium Term Notes program at a yield to maturity of 3.706%. On March 8, 2012, Mexico issued U.S. $2 billion of its 4.750% Global Notes due 2044. The notes were issued under Mexico’s U.S. $80 billion Global Medium Term Notes program at a yield to maturity of 4.839%.

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

•	the type and volume of crude oil produced and exported;

•	the type and volume of natural gas produced, processed and sold;

•	the results of development and exploration activities;

•	the amount of taxes and duties that the Mexican Congress imposes on us;

•	fluctuations in the peso-U.S. dollar exchange rate; and

•	Mexican and global economic conditions, including the levels of international interest rates.

Overview

In the past years, PEMEX has undergone a major transformation due to several factors, perhaps the most relevant of which is the evolution of the company’s business plan towards value creation. PEMEX has established a multiannual business plan that includes both operational and investment programs, which have brought about the stabilization of national crude oil production and a historic proved reserves replacement rate above the 100% benchmark as of January 1, 2012. This reserves replacement rate safeguards the future of the Mexican petroleum industry.

Through the 2008 Energy Reform framework, PEMEX, along with the leading drilling companies, has continued to innovate in order to develop more efficient and profitable strategies in both the drilling and exploitation of the reserves located in Chicontepec. These efforts have resulted in significant increases in production in that region. Also, in 2011, the first round of Integrated E&P Contracts was awarded; through these contracts, PEMEX seeks to increase its execution and production capacity, as well as gather technological expertise. Moreover, additional rounds of Integrated E&P Contracts for geologically complex fields are planned, through which PEMEX hopes to fulfill its commitment to guaranteeing the future of the nation’s energy supply.

In addition, in accordance with the business model’s emphasis on the creation of value, PEMEX has implemented operational and administrative improvement programs in refining, and has aligned its supply processes with industry best practices. Taking into account the market’s and industry’s development, PEMEX has reestablished business practices that not only generate benefits for the company, but also for the national industry and Mexico, such as joint ventures and collaborations in the secondary petrochemical sector, as well as in natural gas transportation. Furthermore, at the organizational level, PEMEX has created initiatives which aim to make better use of its human capital, so as to increase the productivity and dynamism of its labor force.

PEMEX still faces important challenges in order to sustain value creation within the company, such as increasing the hydrocarbons production platform, consolidating the reserves replacement rate, pursuing exploration and production activities of non-conventional deposits of hydrocarbons, as well as that of geologically-complex fields, such as Chicontepec, deep waters and shale gas, where an important part of the Mexican oil and gas industry future lies. Finally, the design and implementation of new schemes oriented towards capturing economic benefits from the downstream businesses are critical to generating greater value along the business chain.

We have reported significant losses in recent years. In 2010, we reported a net loss of Ps. 46.5 billion as compared to a net loss of Ps. 94.4 billion in 2009. The reduction in our net loss in 2010 was primarily due to higher crude oil, natural gas and petroleum products prices, as well as an increase in revenues from IEPS tax credits, which resulted from a higher negative IEPS tax rate in 2010. Nonetheless, we continued to report significant losses during 2010, mainly as a result of the high taxes and duties paid to the Mexican Government. In 2011, we reported a net loss of Ps. 91.5 billion. The loss was primarily due to the high taxes and duties we paid, and to exchange losses resulting from the depreciation of the peso. We cannot predict whether we will report income or a loss for the 2012 fiscal year.

In 2010, our equity decreased by Ps. 46.0 billion, from negative Ps. 65.3 billion as of December 31, 2009 to negative Ps. 111.3 billion as of December 31, 2010. In 2011, our equity decreased by Ps. 82.6 billion, to negative Ps. 193.9 billion as of December 31, 2011. These decreases were primarily due to the net losses recorded in 2010 and 2011. We note that under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico), decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity. See “—Liquidity and Capital Resources” below.

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

Transition to IFRS

Beginning with the fiscal year ending December 31, 2012, Mexican issuers that disclose information through the BMV are required to prepare financial statements in accordance with IFRS as issued by the IASB. We will begin presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. We will report our quarterly information under IFRS to the BMV during 2012. For further details on the adoption of IFRS, please see Note 20 to our consolidated financial statements included herein.

Successful Efforts Method of Oil and Gas Accounting

We apply the successful efforts method of oil and gas accounting. This accounting principle requires that development costs, including the costs of drilling exploratory wells and exploratory-type stratigraphic test wells, are initially capitalized and, if proved reserves are not discovered, the capitalized costs are later charged to expenses. The capitalized costs of wells and related equipment are amortized over proved developed reserves, as the related oil and gas reserves are extracted. Our reserves estimates are determined in accordance with earth science and petroleum engineering principles and practices pursuant to Rule 4-10(a) of Regulation S-X, and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and oil field technology.

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

The application of successful efforts accounting can also cause material fluctuations between periods in exploration expense if drilling results are different than expected, or if we change our exploration and development plans. The determination that exploratory drilling was unsuccessful in finding economically producible reserves requires the immediate expensing of previously capitalized drilling costs. We make periodic assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and should continue. Exploration wells capitalized beyond 12 months are subject to additional judgment as to whether the facts and circumstances have changed, and therefore whether the conditions described in clauses (a) and (b) below no longer apply. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditures before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are identified within 12 months following the completion of exploratory drilling.

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

Employee Benefit Plans

We provide a range of benefits to our current and retired employees, including pensions, post-retirement health care benefits and post-employment benefits (primarily health services and supplemental payments). We annually record amounts relating to these plans based on calculations which include various actuarial assumptions, such as nominal discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and modify them based on current rates and trends when it is deemed appropriate to do so. As required by Mexican FRS and U.S. GAAP, the effect of these modifications is generally recorded or amortized over future periods. We believe that the assumptions used in recording our obligations under our plans, which are presented in Notes 13 and 21 II(d) to our consolidated financial statements included herein, are reasonable based on our experience and on the advice of our independent actuaries.

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

We have calculated the fair value of these derivatives using common market valuation methods and value-influencing market data at the relevant respective balance sheet dates. We believe that the assumptions used in calculating the fair value of these instruments, which are presented in Notes 12 and 21 I(g) to our consolidated financial statements included herein, are appropriate based on our experience, applicable accounting standards and the available inputs.

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

Accounting for Income Taxes

As described under “Item 4—Information on the Company—Taxes and Duties” above and in Note 19 to our consolidated financial statements included herein, a new fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities became effective on January 1, 2006 and amendments to the fiscal regime applicable to Pemex-Exploration and Production became effective on January 1, 2008, January 1, 2009, January 1, 2010 and January 1, 2011. In addition, PMI and P.M.I. Norteamérica, S.A. de C.V. are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

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

Contingencies

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome. Liabilities for loss contingencies are recorded when an unfavorable decision is probable and the amount is reasonably estimable. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to our consolidated financial statements. We do not recognize contingent revenues, earnings or assets until their realization is assured. See “Item 8—Financial Information—Legal Proceedings—Civil Actions” and Note 17 to our consolidated financial statements included herein.

Inflation Accounting

In accordance with FRS B-10, effective January 1, 2008, we no longer use inflation accounting, unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year periods ended December 31, 2008, 2009 and 2010 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2009, 2010 and 2011 included herein. As a result, unless otherwise indicated, all amounts included in “Item 5—Operating and Financial Review and Prospects” are presented in nominal terms; however, such amounts do reflect accumulated inflationary effects recognized up to December 31, 2007.

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

The following table sets forth the weighted average market price per barrel of crude oil that PMI received from exports and the average price of its benchmark, West Texas Intermediate crude oil, for the years indicated. Note that the average prices of West Texas Intermediate crude oil are higher than the average prices of crude oil that we export. This is primarily due to the higher cost of refining sour crude oils, which make up a majority of our exports. See “Item 4—Information on the Company—Business Overview—International Trading.”

	Year ended December 31,
	2007		2008		2009		2010		2011
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	72.20	U.S. $	100.06	U.S. $	61.92	U.S. $	79.45	U.S. $	95.05
PEMEX crude oil weighted average export price		61.64		84.38		57.42		72.46		101.01

Note:	The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On April 27, 2012, the spot price for West Texas Intermediate crude oil was U.S. $104.88 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $110.99 per barrel.

Sources: PMI operating statistics and Platt’s U.S. Marketscan (McGraw-Hill Company).

Domestic Prices

The formulas used to determine prices for petroleum products and petrochemical products sold in the Mexican market are determined by the SHCP and the Energy Regulatory Commission, in accordance with the

Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law), the Ley de Planeación (Planning Law), the Reglamento Interior (Internal Regulations) of the SHCP and the Energy Regulatory Commission Law. The SHCP and the Energy Regulatory Commission receive input from PEMEX and other governmental ministries through committees composed of officers of Petróleos Mexicanos, the subsidiary entities, some of the subsidiary companies, and representatives of various government ministries, including, among others, the SHCP, the Ministry of Energy, the Secretaría de la Función Pública (Ministry of Public Function, which we refer to as the SFP), and the Secretaría de Economía (Ministry of Economy). The SHCP and the Energy Regulatory Commission determine wholesale and first-hand sale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The SHCP adjusts prices for petroleum and petrochemical products sold in the Mexican market, so that they are consistent with the Mexican Government’s macroeconomic targets. See “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2007				2008				2009				2010				2011
	Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.		Mexico		U.S.
Petroleum Products
Unleaded regular gasoline(1)	U.S. $	100.59	U.S. $	110.15	U.S. $	104.44	U.S. $	129.84	U.S. $	91.02	U.S. $	91.49	U.S. $	104.52	U.S. $	108.49	U.S. $	118.55	U.S. $	141.46
Premium gasoline(1)		124.00		119.95		130.87		141.29		112.93		102.91		124.40		120.29		132.67		152.62
Diesel(1)		85.09		118.44		91.03		160.01		92.47		99.78		109.04		119.78		123.15		154.25
Jet fuel(2)		88.93		89.56		125.09		124.31		70.89		69.77		91.73		90.42		126.53		126.15
Kerosene(3)		85.10		91.13		91.03		126.82		92.48		71.49		109.05		92.51		123.16		125.84
Natural Gas(4)
Industrial		7.45		7.68		9.67		9.65		4.43		5.33		5.25		5.49		4.98		5.02
Residential		14.96		13.08		16.47		13.89		15.66		12.14		15.98		11.39		15.89		10.80
Selected Petrochemicals
Ammonia(5)		310.76		301.95		521.23		517.67		265.37		232.61		350.62		368.97		496.17		533.62
Polyethylene L.D.(6)		1,593.26		1,344.10		1,791.89		1,512.66		1,226.69		1,058.65		1,774.97		1,550.14		1,834.27		1,624.92
Polyethylene H.D.(7)		1,485.02		1,270.69		1,658.72		1,357.51		1,107.00		955.40		1,425.04		1,225.04		1,588.15		1,365.56
Styrene(8)		1,575.75		1,426.84		1,698.05		1,529.92		1,098.36		1,005.90		1,486.17		1,301.93		1,728.37		1,511.64

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices in Houston, Texas.

Sources for data accompanying note (1): Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).

(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).

Sources for data accompanying note (2): Pemex-Refining and Platt’s U.S. Marketscan (McGraw-Hill Company).

(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude taxes.

Sources for data accompanying note (3): Pemex-Refining and Petroleum Marketing Monthly, published by the Energy Information Administration (DOE) (Kerosene Type Jet Fuel, end users).

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

Sources for data accompanying note (4): Pemex Retail Prices Management, Pemex-Gas and Basic Petrochemicals, Energy Regulatory Commission (CRE) and Natural Gas Navigator, published by the Energy Information Administration (DOE).

(5)	In U.S. dollars per ton. Prices exclude taxes. Mexican wholesale prices at Cosoleacaque Petrochemical Plant. Spot prices for the Caribbean.

Sources for data accompanying note (5): Pemex-Petrochemicals, Fertecon Weekly Ammonia Fax (Fertecon Limited) and Fertilizer Market Bulletin (FMB Consultants Ltd.)

(6)	In U.S. dollars per ton. PX 20020 P quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices are for exports.

Sources for data accompanying note (6): Pemex-Petrochemicals and ICIS-Pricing.

(7)	In U.S. dollars per ton. PADMEX 65050 quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices are for exports.

Sources for data accompanying note (7): Pemex-Petrochemicals and ICIS-Pricing.

(8)	In U.S. dollars per ton. Prices exclude taxes. Mexico prices to end consumers. U.S. reference prices are an average of contract and spot prices.

Sources for data accompanying note (8): Pemex-Petrochemicals and ICIS-Pricing.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past three years.

	Year ended December 31,
	2009	2010	2011
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps. 542,375	Ps. 649,956	Ps. 871,687
Hydrocarbons income tax	2,503	2,460	708
Income tax	1,756	1,725	3,621
IEPS tax(2)	—	—	—

Total	Ps. 546,633	Ps. 654,141	Ps. 876,016

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties.” Numbers may not total due to rounding.
(1)	Figures for all years are stated in nominal pesos.
(2)	During 2009, 2010 and 2011, no IEPS tax was generated due to negative IEPS tax rates, as explained below.
Source:	PEMEX’s audited financial statements.

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

From the end of 2005 through April 2012, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax, the freight to gas stations and the retailer’s margin, which has generated a “negative” IEPS tax rate, and, therefore, no IEPS tax was paid during these years. Beginning in 2006, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first toward its value added tax liability and then toward ordinary hydrocarbon duties. These IEPS tax credits are recorded in our income statement under “other revenues.” In 2011, we were permitted to credit Ps. 178.9 billion of negative IEPS tax, of which we credited Ps. 73.6 billion against our IEPS tax and value added tax liabilities. The remaining surplus was credited against the Ordinary Hydrocarbons Duty.

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

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, along with turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 3.8% in 2007, 6.5% in 2008, 3.6% in 2009, 4.4% in 2010 and 3.8% in 2011.

Mexican inflation has affected our consolidated financial statements in the following ways:

•

Until December 31, 2007, we adjusted the value of certain of our fixed assets, materials and spare parts on our balance sheet to reflect the effects of inflation, using the NCPI in a comprehensive manner. This revaluation increased our assets in periods of high inflation. See Note 3(a) to our consolidated financial statements included herein. When we revalued fixed assets and inventories to reflect the effects of inflation, our subsequent depreciation and cost of sales charges increased, reducing our income. The higher carrying value further exposed us to subsequent impairment charges. See Note 3(o) to our consolidated financial statements included herein.

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

Effective January 1, 2008, we adopted FRS B-10, which superseded Bulletin B-10 and its five amendments, as well as the related circulars and Interpretación de las Normas de Información Financiera (Interpretation of Financial Reporting Standards, or INIF) No. 2. The principal effects of FRS B-10 on our consolidated financial statements are:

•

Recognition of the effects of inflation on the financial information until December 31, 2007, based on the NCPI, as reported by Banco de México. In 2009, 2010 and 2011 the effects of inflation were not recognized in our consolidated financial statements because the accumulated inflation over the three-year periods ended December 31, 2008, 2009 and 2010 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

•

If at the end of a future year, the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary,” and we would therefore be required to retroactively recognize the effects of inflation not previously included in our consolidated financial statements while the economic environment was considered non-inflationary. The indexes used for the recognition of inflation in 2009, 2010 and 2011 were as follows.

December 31,		Inflation
	NCPI(1)	For the year	Accumulated
2011	103.551	3.82%	12.26%
2010	99.742	4.40%	15.19%
2009	95.536	3.57%	14.48%

(1)	In 2011, the base year for the calculation of NCPI was changed to 2010, so that NCPI for the last 15 days of 2010 equals 100. The NCPI figures for 2011 and prior years have been restated to reflect the change in base year.
Source:	Banco de México

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

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Sales

Total sales increased by 21.6% in 2011, from Ps. 1,282.1 billion in 2010 to Ps. 1,558.4 billion in 2011. This increase resulted primarily from higher crude oil and petroleum products prices, which were partially offset by a lower volume of crude oil exports.

Domestic Sales

Domestic sales increased by 13.9% in 2011, from Ps. 683.9 billion in 2010 to Ps. 779.2 billion in 2011, primarily due to increases in the prices and volumes of sales of petroleum products and petrochemicals sold by PEMEX. Domestic sales of natural gas decreased by 4.2% in 2011, from Ps. 68.7 billion in 2010 to Ps. 65.8 billion in 2011, as a result of a decrease in the price of natural gas, which was partially offset by a 4.0% increase in the volume of domestic sales of natural gas, from 3,254 million cubic feet per day in 2010 to 3,385 million cubic feet per day in 2011. Domestic sales of petroleum products increased by 15.9% in 2011, from Ps. 583.7 billion in 2010 to Ps. 676.4 billion in 2011, primarily due to higher gasoline prices. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 17.5%, from Ps. 31.4 billion in 2010 to Ps. 36.9 billion in 2011, due to an increase in the prices of most petrochemical products sold by PEMEX and a 1.0% increase in the volume of petrochemical product sales.

Export Sales

Export sales increased by 30.4% in peso terms in 2011, from Ps. 592.9 billion in 2010 to Ps. 773.0 billion in 2011. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 33.4% in peso terms, from Ps. 517.6 billion in 2010 to Ps. 690.4 billion in 2011. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 35.4% in 2011, from U.S. $41.0 billion in 2010 to U.S. $55.5 billion in 2011. This increase was the result of higher crude oil and product prices, which were partially offset by a decrease in the volume of crude oil exports. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 82.5 billion in 2011, 9.6% greater in peso terms than the Ps. 75.3 billion of additional revenues generated in 2010, mainly due to higher international prices of crude oil and other products traded by the PMI Group. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2011 was U.S. $101.01, 39.4% higher than the weighted average price of U.S. $72.46 in 2010.

Crude oil export sales by Pemex-Exploration and Production to PMI accounted for 89.0% of total export sales (excluding the trading activities of the PMI Group) in 2011, as compared to 87.5% in 2010. These crude oil sales increased in peso terms by 35.6% in 2011, from Ps. 452.9 billion in 2010 to Ps. 614.2 billion in 2011, and increased in dollar terms by 37.6% in 2011, from U.S. $35.9 billion in 2010 to U.S. $49.4 billion in 2011. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2011 was U.S. $101.09, 39.8% higher than the weighted average price of U.S. $72.32 in 2010.

Export sales of petroleum products, including natural gas and natural gas liquids, by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties decreased from 11.9% of total export sales (excluding the trading activities of the PMI Group) in 2010 to 10.6% of those export sales in 2011. Export sales of petroleum products, including natural gas and natural gas liquids, increased by 18.5%, from Ps. 61.6 billion in 2010 to Ps. 73.0 billion in 2011, primarily due to increases in prices. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, increased by 20.4%, from U.S. $4.9 billion in 2010 to U.S. $5.9 billion in 2011. Export sales of natural gas decreased by 95.0%, from Ps. 0.4 billion in 2010 to Ps. 0.02 billion in 2011. This decrease was mainly due to reduced availability of natural gas for export, as a result of higher demand in the Mexican sector.

Petrochemical products accounted for the remainder of export sales in 2010 and 2011. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 3.2% in 2011, from Ps. 3.1 billion in 2010 to Ps. 3.2 billion in 2011, primarily as a result of increases in prices. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 6.3% in 2011, from U.S. $246.1 million in 2010 to U.S. $261.7 million in 2011.

Services Income

In 2010 and 2011, services income amounted to Ps. 5.3 billion and Ps. 6.3 billion, respectively. Services income consists primarily of fees charged by Pemex-Refining for freight services provided to third parties.

Costs of Sales and General Expenses

Costs of sales increased by 23.6%, from Ps. 631.4 billion in 2010 to Ps. 780.6 billion in 2011. This increase was mainly due to an increase of Ps. 114.0 billion in gasoline, fuel oil and diesel purchases, variations in the value of inventory of Ps. 7.1 billion, operational expenses of Ps. 18.6 billion and conservation and maintenance expenses of Ps. 10.7 billion.

General expenses decreased by 7.6%, from Ps. 104.3 billion in 2010 to Ps. 96.4 billion in 2011. This decrease was primarily due to a decrease of Ps. 2.7 billion in health services expenses and a Ps. 4.3 billion decrease in the net cost of employee benefits for the period.

Other Revenues (Principally IEPS Benefit), Net

Other revenues, net, increased by 173.0% in 2011, from Ps. 71.6 billion in 2010 to Ps. 195.5 billion in 2011, primarily due to higher negative rates of the IEPS tax in 2011 as compared to 2010, due to the fact that international prices rose faster than domestic prices for products subject to the IEPS tax. As a result, PEMEX recognized revenues from IEPS tax credits of Ps. 73.6 billion in 2010 and Ps. 178.9 billion in 2011.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange loss. In 2011, our loss associated with comprehensive financing result increased by 663.3%, from a loss of Ps. 12.0 billion in 2010 to a loss of Ps. 91.6 billion in 2011, mainly due to a Ps. 79.7 billion increase in foreign exchange loss. A substantial portion of our indebtedness, 82.1% at December 31, 2011, is denominated in foreign currencies. The depreciation of the peso in 2011 therefore resulted in a foreign exchange loss of approximately Ps. 58.8 billion in 2011, as compared to a foreign exchange gain of approximately Ps. 20.2 billion in 2010. The value of the peso in dollar terms depreciated by 11.7% in 2011, from Ps. 12.3571 = U.S. $1.00 on December 31, 2010 to Ps. 13.9904 = U.S. $1.00 on December 31, 2011, as compared to a 5.7% appreciation of the peso in dollar terms in 2010.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 33.9% in 2011, from Ps. 654.1 billion in 2010 to Ps. 876.0 billion in 2011, largely due to higher average crude oil prices. In 2011, duties and taxes represented 56.2% of total sales, whereas in 2010 they represented 51.0% of total sales, because our effective rate of taxes and duties increases as oil prices increase.

Net Loss

In 2011, we had a net loss of Ps. 91.5 billion from Ps. 1,558.4 billion in total sales revenues, as compared to a net loss of Ps. 46.5 billion from Ps. 1,282.1 billion in total sales revenues in 2010. This increase in net loss in

2011 is primarily explained by the Ps. 79.7 billion increase in our loss associated with comprehensive financing result and the Ps. 221.9 billion increase in the duties and taxes we paid, which were only partially offset by the Ps. 135.0 billion increase in our operating income and Ps. 124.0 billion increase in other revenues.

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

Export Sales

Export sales increased by 21.4% in peso terms in 2010, from Ps. 488.3 billion in 2009 to Ps. 592.9 billion in 2010. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 27.2% in peso terms, from Ps. 406.9 billion in 2009 to Ps. 517.6 billion in 2010. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 34.9% in 2010, from U.S. $30.4 billion in 2009 to U.S. $41.0 billion in 2010. This increase was the result of higher crude oil and product prices and an increase in the volume of crude oil exports. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 75.3 billion in 2010, 7.5% less in peso terms than the Ps. 81.4 billion of additional revenues generated in 2009, mainly due to a decrease in the volume of export products traded by the PMI Group. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2010 was U.S. $72.46, 26.2% higher than the weighted average price of U.S. $57.42 in 2009.

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

Export sales of petroleum products, including natural gas and natural gas liquids, by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties decreased from 15.1% of total export sales (excluding the trading activities of the PMI Group) in 2009 to 11.9% of those export sales in 2010. Export sales of petroleum products, including natural gas and natural gas liquids, increased by 0.5%, from Ps. 61.3 billion in 2009 to Ps. 61.6 billion in 2010, primarily due to increases in prices and export volumes. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, increased by 6.5%, from U.S. $4.6 billion in 2009 to U.S. $4.9 billion in 2010. Export sales of natural gas decreased by 60.0%, from Ps. 1.0 billion in 2009 to Ps. 0.4 billion in 2010. This decrease was mainly due to reduced availability of natural gas for export, as a result of higher demand in the Mexican electricity sector.

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

Costs of Sales and General Expenses

Costs of sales increased by 12.6%, from Ps. 560.8 billion in 2009 to Ps. 631.4 billion in 2010. This increase was mainly due to an increase of Ps. 86.1 billion in purchases of imported products to be resold in Mexico and a Ps. 7.6 billion increase in the net cost of employee benefits for the period, which was only partially offset by a Ps. 38.0 billion decrease in cost of sales due to variations in the value of inventory.

General expenses increased by 3.8%, from Ps. 100.5 billion in 2009 to Ps. 104.3 billion in 2010. This increase was primarily due to an increase of Ps. 1.4 billion in wages and a Ps. 1.0 billion increase in the net cost of employee benefits for the period.

Other Revenues (Principally IEPS Benefit), Net

Other revenues, net, increased by 79.9% in 2010, from Ps. 39.8 billion in 2009 to Ps. 71.6 billion in 2010, primarily due to higher negative rates of the IEPS tax in 2010 as compared to 2009, due to the fact that international prices rose faster than domestic prices for products subject to the IEPS tax. As a result, PEMEX recognized revenues from IEPS tax credits of Ps. 37.2 billion in 2009 and Ps. 73.6 billion in 2010.

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

Net Loss

In 2010, we had a net loss of Ps. 46.5 billion from Ps. 1,282.1 billion in total sales revenues, as compared to a net loss of Ps. 94.4 billion from Ps. 1,089.9 billion in total sales revenues in 2009. This decrease in net loss in 2010 is primarily explained by a 34.3% increase in income before taxes and duties as a result of higher crude oil, natural gas and petroleum products prices, as well as a larger IEPS tax credit.

Liquidity and Capital Resources

Equity Structure and Certificates of Contribution “A”

Our total equity as of December 31, 2011 was negative Ps. 193.9 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 478.4 billion. Under the Commercial Bankruptcy Law of Mexico, decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding.

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

In December 2009, Petróleos Mexicanos capitalized interest on funds provided by the Mexican Government in the amount of Ps. 467.2 million. In December 2010, Petróleos Mexicanos capitalized interest in the amount of Ps. 0.122 million, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works. During 2011, there was no capitalization of interest.

Cash Flows from Operating, Financing and Investing Activities

During 2011, under Mexican FRS, net funds provided by operating activities, determined on a cash flow basis, totaled Ps. 177.3 billion, as compared to Ps. 166.0 billion in 2010. Net income before taxes and duties was Ps. 784.5 billion, as compared to net income before taxes and duties of Ps. 607.6 billion in 2010. Our net proceeds from financing activities indebtedness (i.e., new indebtedness incurred minus principal and interest payments on debt) totaled Ps. 4.2 billion in 2011, as compared to Ps. 60.9 million in 2010. During 2011, we applied net funds of Ps. 175.8 billion for net investments at cost in fixed assets, as compared to our application of net funds of Ps. 184.6 billion in 2010 for net investments at cost in fixed assets; we also applied Ps. 20.8 billion to acquire available-for-sale investments in 2011.

At December 31, 2011, our cash and cash equivalents totaled Ps. 117.1 billion, as compared to Ps. 133.6 billion at December 31, 2010.

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

Domestic scale	Fitch Ratings	S&P	Moody’s
Long term	AA(mex)	mxAA	Aa2.mx

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

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures for 2012 total approximately Ps. 249.9 billion. For a general description of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2011, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 177.1 billion in capital expenditures on exploration and production. In 2012, Pemex-Exploration and Production has 23 projects in its capital expenditures budget, for which Ps. 193.0 billion has been budgeted. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investments in Exploration and Production.”

Pemex-Refining invested in five infrastructure projects in 2011 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 25.2 billion in capital expenditures in nominal peso terms. In 2012, Pemex-Refining expects to invest Ps. 45.9 billion in capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2012, Pemex-Gas and Basic Petrochemicals expects to invest Ps. 6.1 billion in capital expenditures, as compared to Ps. 3.0 billion of capital expenditures in 2011. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2012, Pemex-Petrochemicals expects to invest Ps. 4.2 billion in capital expenditures for 10 projects, as compared to Ps. 2.4 billion of capital expenditures in 2011. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

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

As of December 31, 2011, Petróleos Mexicanos had U.S. $3.2 billion in available lines of credit in order to ensure liquidity. However, the European sovereign debt crisis and resultant market volatility could impact our ability to access the financial markets in 2012. If it does so, we may be required to reduce our budgeted expenditures.

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

A number of our financing agreements contain restrictions on (a) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions, (b) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At December 31, 2011 and at the date of this report, we were not in default on any of our financing agreements.

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

Financing Activities

2012 Financing Activities. During the period from January 1 to April 30, 2012, Petróleos Mexicanos participated in the following activities:

•

On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000,000 of its 4.875% Notes due 2022. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 14, 2012, P.M.I. Norteamérica, S.A. de C.V. obtained four direct loans for a total amount of U.S. $151,945,213 bearing interest at 3.50%, all of which mature in December 2021.

•	On March 12, 2012, P.M.I. Norteamérica, S.A. de C.V. obtained a direct loan for U.S. $37,997,960 bearing interest at 3.8%, which matures on January 27, 2022.

•	On March 28, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $125,000,000 bearing interest at 1.8635%, which was repaid on April, 12, 2012.

•	On March 29, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 1,300,000,000 bearing interest at 5.264%, which was repaid on April, 12, 2012.

•

On April 10, 2012, Petróleos Mexicanos issued CHF 300,000,000 of 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	Between January 1 and April 30, 2012, P.M.I. Holdings B.V. obtained U.S. $5,774,000,000 from its revolving credit line and repaid U.S. $4,874,000.000.

•

On April 26, 2012, Petróleos Mexicanos issued A $150,000,000 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

2011 Financing Activities. During the period from January 1 to December 31, 2011, Petróleos Mexicanos obtained U.S. $1,081.8 million in nominal terms in loans or credit lines made or guaranteed by export credit agencies for use in financing its investment program. In addition, we participated in the following activities:

•

On February 24, 2011, Petróleos Mexicanos made a final borrowing of Ps. 3,750,000,000 under its Ps. 3,750,000,000 revolving credit facility entered into in September 2009, which accrued interest at a floating rate. The facility matured in August 2011.

•

On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000,000 of Certificados Bursátiles at a floating rate, which mature in 2016. These Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On May 11, 2011, P.M.I. Norteamérica, S.A. de C.V. obtained a bank loan for U.S. $39,000,000 at a floating rate, which matures on May 11, 2021. As of December 31, 2011, the amount outstanding under this loan was U.S. $37,245,000.

•	On May 16, 2011, P.M.I. Trading, Ltd. obtained a bank loan for Ps. 2,352,000,000 which matured on June 16, 2011.

•

On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On June 15, 2011, P.M.I. Holdings, B.V. obtained a U.S. $1,000,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB as administrative agent. During 2011, P.M.I. Holdings, B.V. borrowed U.S. $3,133,000,000 and repaid U.S. $2,383,000,000 under this facility. As of December 31, 2011, the amount outstanding under this facility was U.S. $750,000,000.

•

On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 5.50% Notes due 2021; this was a reopening of the July 21, 2010 issuance, and the notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

During 2011, P.M.I. Trading, Ltd. borrowed and repaid an aggregate amount of U.S. $2,689,000,000 under its U.S. $500,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. As of December 31, 2011, no amount was outstanding under this facility.

•

On September 1, 2011, P.M.I. Holdings, B.V. borrowed €799,252,000 at a floating rate under a syndicated loan due in August 2014, which was used to partially finance the acquisition of the Repsol shares described above under “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered Into for Trading Purposes.” The loan is secured by the shares acquired, and will amortize in three equal installments due on the first through third anniversary dates of the transaction.

•	On September 9, 2011, P.M.I. Holdings, B.V. obtained a bank loan for Ps. 50,000,000 bearing interest at 4.91%, which matured on November 8, 2011.

•

On September 12, 2011, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 140,000,000,000 or its equivalent in UDIs to Ps. 200,000,000,000 or its equivalent in UDIs.

•

Effective September 14, 2011, Petróleos Mexicanos entered into amendments to its U.S. $2,000,000,000 syndicated term credit facility and U.S. $1,250,000,000 revolving credit facility, each originally entered into on November 18, 2010, to reduce the margin over LIBOR for borrowings thereunder and, in the case of the revolving credit facility, to reduce the commitment fees payable thereunder, in each case to reflect improved market conditions. During 2011, no amount was borrowed by Petróleos Mexicanos, under the syndicated revolving credit facility. As of December 31, 2011, no debt was outstanding under the syndicated revolving credit facility and U.S. $2,000,000,000 (originally borrowed in 2010) remained outstanding under the syndicated term credit facility.

•

On October 3, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 9,999,999,903 of Certificados Bursátiles in two tranches: one at a floating rate for Ps. 7,000,000,000, which matures in 2017, and the second at a fixed rate of 3.55% for 653,380,800 UDIs, equivalent to Ps. 2,999,999,903, which matures in 2021. The Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On October 18, 2011, Petróleos Mexicanos issued U.S. $1,250,000,000 of its 6.500% Bonds due 2041; this was a reopening of the June 2, 2011 issuance, and the bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. In connection with the issuance of these bonds, Petróleos Mexicanos entered into a registration rights agreement under which it agreed to use its best efforts to conduct an SEC-registered exchange offer with respect to the bonds. The new bonds issued in the exchange offer will be consolidated to form a single series with the 6.500% Bonds due 2041 issued by Petróleos Mexicanos in October 2011, referred to in the preceding paragraph.

•

On December 7, 2011, Petróleos Mexicanos issued Ps. 10,000,000,000 aggregate principal amount of 7.650% Certificados Bursátiles due 2021, consisting of (i) an international offering outside Mexico of Ps. 7,000,000,000 of Certificados Bursátiles in the form of global depositary notes (GDNs), and (ii) a concurrent offering to the public in Mexico of Ps. 3,000,000,000 of Certificados Bursátiles not represented by GDNs. The Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 22, 2011, Petróleos Mexicanos obtained a revolving credit facility for Ps. 10,000,000,000. No disbursements have been made under this facility.

•	On December 29, 2011, Petróleos Mexicanos obtained a bank loan for U.S. $200,000,000 at a floating rate, which matures in December 2016.

•

On December 29, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for Ps. 7,000,000,000, which matures in December 2016. Of the total amount available, Ps. 3,500,000,000 had been disbursed as of December 31, 2011.

Other Transactions in 2011. On October 4, 2011, Petróleos Mexicanos issued U.S. $964,340,000 of 5.50% Notes due 2021 and U.S. $1,229,880,000 of 6.500% Bonds due 2041 in exchange for an equal principal amount of its outstanding 5.50% Notes due 2021 and 6.500% Bonds due 2041, respectively, in an SEC-registered exchange offer.

2010 Financing Activities. During the period from January 1 to December 31, 2010, Petróleos Mexicanos obtained U.S. $2,997 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program. In addition, we participated in the following activities:

•	On January 7, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000,000 at a floating rate. The loan matured in September 2011.

•	On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $12,000,000,000.

•

On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999,920 of Certificados Bursátiles in three tranches: one at a floating rate for Ps. 7,959,779,500, which matures in 2015; the second at a fixed rate for Ps. 5,000,000,000, which matures in 2020; and the third at a fixed rate for 465,235,800 UDIs (equivalent to Ps. 2,040,220,420), which matures in 2020. These Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On February 26, 2010, Petróleos Mexicanos issued CHF 150,000,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999,984 of Certificados Bursátiles in three tranches: one at a floating rate for Ps. 8,500,000,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010); and the third at a fixed rate for

337,670,900 UDIs (equivalent to Ps. 1,499,999,984), which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 140,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

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

In January 2010, P.M.I. Trading, Ltd. obtained a syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000,000 credit line is to finance the trading activities of P.M.I. Trading, Ltd. During 2010, P.M.I. Trading, Ltd. borrowed and repaid an aggregate amount of U.S. $4,885,000,000 under this facility, although no more than U.S. $450,000,000 was outstanding at any time. As of December 31, 2010, no debt was outstanding under this credit line.

In addition, on October 12, 2010, Petróleos Mexicanos redeemed U.S. $1,740,402,000 principal amount of its outstanding 7.75% Guaranteed Perpetual Bonds, which were originally issued on September 28, 2004 by the Master Trust.

In 2009, 2010 and 2011, Petróleos Mexicanos undertook the following activities to comply with the amendments to the Federal Law of Budget and Fiscal Accountability, which became effective in November 2008:

•	As a result of the elimination of PEMEX’s PIDIREGAS program, the Master Trust and Fideicomiso F/163 did not enter into any financings in 2009, 2010 or 2011.

•	As of January 31, 2009, Petróleos Mexicanos recognized all PIDIREGAS-related financings as direct public debt for governmental accounting and budgeting purposes.

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

•

On October 29, 2009, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 70,000,000,000 or its equivalent in UDIs to Ps. 140,000,000,000 or its equivalent in UDIs, which allowed Petróleos Mexicanos to issue short-term notes.

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

•

By December 31, 2009, Petróleos Mexicanos had effectively assumed all of the debt obligations of the Master Trust and Fideicomiso F/163, which now constitute direct debt obligations of Petróleos Mexicanos as primary obligor.

•	On August 16, 2011, Petróleos Mexicanos dissolved Fideicomiso F/163.

•	On December 20, 2011, Petróleos Mexicanos dissolved the Master Trust.

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2011 based on short-and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S. $	1,614
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		4,240
Lines of credit with fixed interest rates		1,429

Total short-term debt	U.S. $	7,283

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 2.0% to 11.0% and maturities ranging from 2013 to 2041 and perpetual bonds with no maturity date	U.S. $	31,725
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2013 to 2020		11,368
Floating rate notes with maturities ranging from 2013 to 2020		4,960

Total variable rate instruments		16,328

Total long-term debt		48,053

Total indebtedness(1)	U.S. $	55,335

Note: Numbers may not total due to rounding.

(1)	Excludes U.S. $615.2 million of accrued interest and includes notes payable to contractors.

The table below sets forth our total indebtedness as of December 31 for each of the five years from 2007 to 2011.

Total Indebtedness of PEMEX

	As of December 31,(1)
	2007		2008		2009		2010		2011
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S. $	9,227	U.S. $	7,204	U.S. $	9,522	U.S. $	10,697	U.S. $	10,092
External debt in various currencies(3)
Bonds(4)		20,766		19,114		23,766		23,760		26,898
Direct bank loans(5)		7,263		6,918		5,226		6,947		7,197
Export credit agency loans (project finance)(6)		7,605		8,022		7,930		9,525		9,033
Financial leases		—		435		293		271		243
Notes payable to contractors		1,227		1,120		1,134		1,995		1,872

Total external debt	U.S. $	36,861	U.S. $	35,609	U.S. $	38,348	U.S. $	42,498	U.S. $	45,243

Total indebtedness(7)	U.S. $	46,087	U.S. $	42,815	U.S. $	47,871	U.S. $	53,195	U.S. $	55,335

Note:	Numbers may not total due to rounding.
(1)	Figures do not include accrued interest. Accrued interest was U.S. $5.4 million, U.S. $522.4 million, U.S. $515 million, U.S. $598 million and U.S. $615.2 million at December 31, 2007, 2008, 2009, 2010 and 2011, respectively.
(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 10.8662 = U.S. $1.00 for 2007, Ps. 13.5383 = U.S. $1.00 for 2008, Ps. 13.0587 = U.S. $1.00 for 2009, Ps. 12.3571 = U.S. $1.00 for 2010 and Ps. 13.9904 = U.S. $1.00 for 2011. See Notes 3 and 11 to our consolidated financial statements included herein.
(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico, and payable outside the territory of Mexico.
(4)	Includes, as of December 31, 2007, U.S. $1.37 billion of 4.5% Guaranteed Exchangeable Bonds due 2011 issued by RepCon Lux, S.A. (redeemed in 2008) and, as of December 31, 2007, 2008, 2009, 2010 and 2011, U.S. $1.5 billion, U.S. $1.2 billion, U.S. $0.9 billion, U.S. $0.7 billion and U.S. $0.6 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.” below.
(5)	Includes U.S. $2.5 billion of indebtedness of the Master Trust under a syndicated revolving credit facility as of December 31, 2007 and U.S. $1.5 billion under this facility as of December 31, 2008, and indebtedness of the Master Trust consisting of trade financing advances from commercial banks of U.S. $4.25 billion as of each of December 31, 2007 and 2008. As of December 31, 2009, Petróleos Mexicanos had legally assumed these obligations. Also includes, as of December 31, 2010 and 2011, U.S. $2.0 billion outstanding under syndicated credit facilities entered into in November 2010 and amended in September 2011.
(6)	Includes U.S. $7,411 million and U.S. $7,904 million of indebtedness of the Master Trust as of December 31, 2007 and 2008, respectively. As of December 31, 2009, Petróleos Mexicanos had legally assumed these obligations. All credits included in this line are insured or guaranteed by export credit agencies.
(7)	Includes U.S. $32.1 billion and U.S. $32.2 billion of indebtedness of the Master Trust as of December 31, 2007 and 2008, respectively, and U.S. $9.0 billion and U.S. $7.0 billion of indebtedness of Fideicomiso F/163 as of December 31, 2007 and 2008, respectively. As of December 31, 2009, Petróleos Mexicanos had legally assumed these obligations.

Source: PEMEX’s consolidated financial statements.

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

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited giving us an option to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican FRS are consolidated into our financial statements, and PMI’s sales of accounts receivable to Pemex Finance, Ltd. have been reclassified as debt. Our option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, approximately U.S. $615 million in aggregate principal amount as of December 31, 2011, has been redeemed.

As of December 31, 2011, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $450 million aggregate principal amount of fixed rate notes with maturities in 2017 and 2018 and interest rates between 9.15% and 10.61%, and U.S. $165 million aggregate principal amount of floating rate notes maturing in 2014 and accrued interest of U.S. $6.3 million. On February 15, 2011, notes with a 9.03% interest rate matured.

2012 Financing Activities. During the first four months of 2012, Pemex Finance, Ltd. made payments of U.S. $8.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during the first four months of 2012.

2011 Financing Activities. During 2011, Pemex Finance, Ltd. made payments of U.S. $65 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2011.

2010 Financing Activities. During 2010, Pemex Finance, Ltd. made payments of U.S. $213.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2010.

Contractual Obligations and Off-Balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2011 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2011(1)

			Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S. $	53,220.3	U.S. $	6,314.6	U.S. $	10,238.7	U.S. $	10,037.4	U.S. $	26,629.6
Notes payable to contractors(3)		1,871.8		939.2		683.9		105.5		143.2
Capital lease obligations(4)		243.4		29.1		51.6		79.2		83.5
Other long-term liabilities:
Dismantlement and abandonment costs obligations(5)		3,038.3		83.1		373.8		420.5		2,160.9
Employee benefits plan(6)		52,251.3		2,604.3		5,337.1		6,440.0		37,869.9

Total contractual obligations recognized in balance sheet		110,625.1		9,970.3		16,685.1		17,082.6		66,887.1

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(7)		25,034.8		11,892.4		9,600.4		1,879.3		1,662.7
Financed Public Works Contracts (FPWC)(8)		4,547.2		1,307.0		1,847.6		1,392.6		0.0
Nitrogen supply contracts(9)		1,098.6		185.1		231.9		191.5		490.1

Total contractual obligations not recognized in liabilities(10)		30,680.6		13,384.5		11,679.9		3,463.4		2,152.8

Total contractual obligations	U.S. $	141,305.7	U.S. $	23,354.8	U.S. $	28,365.0	U.S. $	20,546.0	U.S. $	69,039.9

Notes: Numbers may not total due to rounding.

(1)	All amounts calculated in accordance with Mexican FRS.
(2)	See Note 11 to our consolidated financial statements included herein. Figures in this line item do not include notes payable to contractors and capital lease obligations, which are presented in separate line items, but do include accrued interest as of December 31, 2011.
(3)	See Note 11 to our consolidated financial statements included herein.
(4)	See Notes 11 and 21 II(e) to our consolidated financial statements included herein.
(5)	See Notes 3(p) and 10(c) to our consolidated financial statements included herein.
(6)	See Note 13 to our consolidated financial statements included herein.
(7)	See Note 16(f) to our consolidated financial statements included herein.
(8)	The amounts presented for Financed Public Works Contracts in this table correspond to works the performance and delivery of which by the relevant contractors are pending. For more information on the FPWC program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts” and Note 16(d) to our consolidated financial statements included herein.
(9)	See Notes 16(b) and (c) to our consolidated financial statements included herein.
(10)	No amounts have been included for Integrated E&P Contracts in this table, since payments for these contracts will be made on a per-barrel basis and performance and delivery by the relevant contractors is pending. For more information on the Integrated E&P Contracts program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Integrated Exploration and Production Contracts” and Note 16(e) to our consolidated financial statements included herein.

Source: PEMEX’s consolidated financial statements.

As of December 31, 2011, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered into for Trading Purposes” for more information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2011.

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2011 as well as the percentage change in sales revenues for the years 2009 to 2011.

	Year Ended December 31,					2010 vs. 2009	2011 vs. 2010
	2007	2008	2009	2010	2011
	(in millions of pesos)(1)					(%)	(%)
Exploration and Production
Trade sales(2)	—	—	—	—	—	—	—
Intersegment sales	Ps. 912,295	Ps. 1,137,807	Ps. 827,653	Ps. 980,603	Ps. 1,270,840	18.5	29.6

Total net sales	912,295	1,137,807	827,653	980,603	1,270,840	18.5	29.6
Refining
Trade sales(2)(3)	433,604	490,556	469,614	537,192	625,297	14.4	16.4
Intersegment sales	42,230	56,992	61,001	68,865	75,155	12.9	9.1

Total net sales	475,834	547,548	530,615	606,057	700,452	14.2	15.6
Gas and Basic Petrochemicals
Trade sales(2)	139,963	167,108	111,245	125,392	129,748	12.7	3.5
Intersegment sales	82,941	104,028	60,723	74,065	77,480	22.0	4.6

Total net sales	222,904	271,136	171,968	199,457	207,228	16.0	3.9
Petrochemicals
Trade sales(2)	21,702	25,576	18,885	24,739	28,855	31.0	16.6
Intersegment sales	35,942	54,482	31,069	16,587	14,583	(46.6)	(12.1)

Total net sales	57,644	80,057	49,954	41,326	43,438	(17.3)	5.1
Corporate and subsidiary companies
Trade sales(2)(3)	543,988	645,710	490,176	594,742	774,529	21.3	30.2
Intersegment sales and eliminations	(1,073,408)	(1,353,309)	(980,445)	(1,140,120)	(1,438,058)	16.3	26.1

Total net sales	(529,420)	(707,599)	(490,270)	(545,379)	(663,529)	11.2	21.7

Total net sales	Ps. 1,139,257	Ps. 1,328,950	Ps. 1,089,921	Ps. 1,282,064	Ps. 1,558,429	17.6	21.6

Note: Numbers may not total due to rounding.

(1)	Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009, 2010 and 2011 are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Sales to external customers.
(3)	Includes services income.

Source: PEMEX’s consolidated financial statements.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the five-year period ended December 31, 2011, as well as the percentage change in income for the years 2009 to 2011.

	Year Ended December 31,					2010 vs. 2009	2011 vs. 2010
	2007	2008	2009	2010	2011
	(in millions of pesos)(1)					(%)	(%)
Business Segment
Exploration and Production	Ps. 19,966	Ps. 23,473	Ps. 5,436	Ps. 34,367	Ps. 58,989	532.2	71.6
Refining	(45,654)	(118,917)	(92,340)	(82,713)	(139,491)	10.4	(68.6)
Gas and Basic Petrochemicals	4,958	2,637	(1,128)	3,772	(1,531)	434.4	(140.6)
Petrochemicals	(16,086)	(18,348)	(19,883)	(14,753)	(12,720)	25.8	13.8
Corporate and subsidiary companies(2)	18,508	332	13,545	12,800	3,270	(5.5)	(74.5)

Total net income (loss)	Ps. (18,308)	Ps. (110,823)	Ps. (94,370)	Ps. (46,527)	Ps. (91,483)	(50.7)	(96.6)

Note: Numbers may not total due to rounding.

(1)	Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009, 2010 and 2011 are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Includes intersegment eliminations.

Source: PEMEX’s consolidated financial statements.
2011 Compared to 2010

Exploration and Production

In 2011, Pemex-Exploration and Production’s sales of crude oil to the PMI Group increased by 35.9% in peso terms and by 37.9% in U.S. dollar terms, each as compared to 2010, mainly due to an increase in the average sales prices of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $101.09 in 2011, as compared to U.S. $72.32 in 2010. Total intersegment sales, which include sales to Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the PMI Group, increased by 29.6%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased by 71.6%, or Ps. 24,622 million, from Ps. 34,367 million in 2010 to Ps. 58,989 million in 2011, primarily as a result of an increase in the average price of crude oil.

Refining

In 2011, trade sales related to refining activities increased by 16.4%, from Ps. 537,192 million in 2010 to Ps. 625,297 million in 2011, due to an increase in the average sales prices of petroleum products. Intersegment sales increased by Ps. 6,290 million, or 9.1%, from Ps. 68,865 million in 2010 to Ps. 75,155 million in 2011, mainly due to higher prices for petroleum products. In 2011, our total loss related to refining activities was Ps. 139,491 million, 68.6% greater than the loss of Ps. 82,712 million in 2010. The increase in loss was primarily due to higher international prices during 2011, which increased our cost of sales as a result of an increase in the value of purchases and inventories. For the full year, refining margins were negative.

Gas and Basic Petrochemicals

In 2011, trade sales related to the natural gas and basic petrochemical business segment increased by 3.5%, from Ps. 125,392 million in 2010 to Ps. 129,748 million in 2011. LPG sales increased by 8.6%, from Ps. 53,386 million in 2010 to Ps. 57,983 million in 2011, principally due to an increase in LPG prices. Natural gas sales decreased by 6.2%, from Ps. 68,732 million in 2010 to Ps. 64,468 million in 2011, mainly due to a decrease in natural gas prices. Income related to natural gas and basic petrochemicals decreased by 140.6%, or Ps. 5,303 million, from a profit of Ps. 3,772 million in 2010 to a loss of Ps. 1,531 million in 2011, mainly due to decreased natural gas prices.

Petrochemicals

In 2011, trade sales related to the petrochemicals business segment increased by 16.6%, from Ps. 24,739 million in 2010 to Ps. 28,855 million in 2011. Prices for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2011, the volume of petrochemical exports decreased by 39.1%, from 704.6 thousand tons in 2010 to 429.4 thousand tons in 2011. Losses related to petrochemical activities decreased by 13.8%, from Ps. 14,753 million in 2010 to Ps. 12,720 million in 2011, mainly due to increased sales.

Corporate and Subsidiary Companies

In 2011, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties (including services income) and the trading activities of the PMI Group increased by 30.2% in peso terms, from Ps. 594,742 million in 2010 to Ps. 774,529 million in 2011, as a result of higher prices of the crude oil that we exported and a decrease in the volume of crude oil exports. In 2011, net income related to corporate and subsidiary companies after inter-company eliminations, which includes the international trading activities of the PMI Group, decreased from Ps. 12,800 million in 2010 to Ps. 3,270 million in 2011, primarily due to increased foreign exchange losses and financial costs relating to derivative financial instruments.

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

Refining

In 2010, trade sales related to refining activities increased by 14.4%, from Ps. 469,614 million in 2009 to Ps. 537,192 million in 2010, due to an increase in the average sales prices of petroleum products. Intersegment sales increased by Ps. 7,864 million, or 12.9%, from Ps. 61,001 million in 2009 to Ps. 68,865 million in 2010, mainly due to higher prices for petroleum products. In 2010, our total loss related to refining activities was Ps. 82,713 million, 10.4% less than the loss of Ps. 92,340 million in 2009. The decrease in loss was primarily due to higher international prices during the fourth quarter of 2010. For the full year, however, refining margins were negative, mainly due to an increase in cost of sales as a result of an increase in the value of purchases and inventories.

Gas and Basic Petrochemicals

In 2010, trade sales related to the natural gas and basic petrochemical business segment increased by 12.7%, from Ps. 111,245 million in 2009 to Ps. 125,392 million in 2010. LPG sales increased by 7.9%, from Ps. 49,461 million in 2009 to Ps. 53,386 million in 2010, principally due to an increase in LPG prices. Natural gas sales increased by 14.7%, from Ps. 59,916 million in 2009 to Ps. 68,732 million in 2010, mainly due to an increase in natural gas prices. Income related to natural gas and basic petrochemicals increased by 434.4%, or Ps. 4,900 million, from a loss of Ps. 1,128 million in 2009 to a profit of Ps. 3,772 million in 2010, mainly due to increased natural gas prices.

Petrochemicals

In 2010, trade sales related to the petrochemicals business segment increased by 31.0%, from Ps. 18,885 million in 2009 to Ps. 24,739 million in 2010. Prices for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2010, the volume of petrochemical exports decreased by 7.3%, from 760.3 thousand tons in 2009 to 704.6 thousand tons in 2010. Losses related to petrochemical activities decreased by 25.8%, from Ps. 19,883 million in 2009 to Ps. 14,753 million in 2010, mainly due to increased sales.

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

Income (Loss) and Equity (Deficit) under U.S. GAAP

For the year ended December 31, 2011, our loss under U.S. GAAP was approximately Ps. 109.9 billion, representing a Ps. 18.5 billion increase from the net loss recorded under Mexican FRS. For the year ended December 31, 2010, our net loss under U.S. GAAP was approximately Ps. 16.5 billion, representing a Ps. 30.0 billion decrease from the net loss recorded under Mexican FRS. For the year ended December 31, 2009, our net loss under U.S. GAAP was approximately Ps. 52.3 billion, representing a Ps. 42.1 billion decrease from the net loss recorded under Mexican FRS. For further detail regarding the adjustments related to these amounts, see Note 21 to our consolidated financial statements included herein.

Our equity deficit under U.S. GAAP was approximately Ps. 326.2 billion at December 31, 2011, as compared to an equity deficit of Ps. 227.9 billion at December 31, 2010. For further detail regarding the adjustments related to these amounts, see Note 21 to our consolidated financial statements included herein.

Recently Issued Accounting Standards

Accounting basis for the preparation of financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS as promulgated by the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or CINIF).

Certain line items from the financial statements as of December 31, 2009 and 2010 have been reclassified in order to make the presentation of such financial statements comparable to that of the financial statements as of December 31, 2011.

Adoption of International Financial Reporting Standards

In January 2009, the CNBV adjusted its regulations in order to require Mexican issuers that disclose information through the BMV, including PEMEX, to adopt IFRS beginning in 2012. See Note 20 to our consolidated financial statements included herein.

In response to these requirements, we are currently in the process of finalizing our initial statement of financial position as of January 1, 2011 (the “transition date”) and our consolidated financial statements as of and for the year ended December 31, 2011 (the “comparative year of adoption”) under IFRS, relying for this purpose on the IFRS effective as of those dates.

In order to determine our initial statement of financial position and comparative adoption statement of financial position based on IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), we will adjust the amounts previously reported in our financial statements prepared under Mexican FRS. The main effects and changes to accounting policies resulting from the adoption of IFRS are the following:

Optional Exceptions Under IFRS

Exception to use fair value as deemed cost.

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the date of transition to IFRS and to use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, and, in the case of wells, the successful efforts method of accounting, provided that such book value is broadly comparable to (a) fair value or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

We have chosen to value our plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, we have chosen to use their current values under Mexican FRS or the successful efforts method of accounting in the case of wells, as their deemed cost. The net effect of the change in valuation of assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exception for borrowing costs.

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 “Borrowing Costs” (2007), which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

We chose to apply this exception and begin to capitalize prospectively all non-capitalized financing costs of assets which were not recognized at fair value.

Exception for accumulated currency translation effects

IFRS 1 permits the cancellation of the accumulated gains and losses from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates,” as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, we have chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Mandatory exceptions under IFRS 1

Exception for accounting estimates

Assumptions used to quantify estimates prepared under IFRS as of the transition date should coincide with those previously made under the entity’s previous accounting principles, unless there is objective evidence that the previous estimates contained factual errors. We have reviewed our assumptions used to quantify estimates under Mexican FRS as of the transition date and have made no changes to assumptions previously used.

Other policy changes

Early adoption of IAS 19 (revised) “Employee Benefits” (“IAS 19”)

We chose the early adoption of IAS 19, which eliminates the use of the “corridor method” to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of operations are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets of termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations (see Note 3(t)).

As a result, we have recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized under IAS 19 when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, we have cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

Identification by part

IAS 16, “Property, Plant and Equipment,” (“IAS 16”) requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of the transition date, we identified assets by part and depreciated accordingly.

Recognition of inflationary effects

In accordance with IAS 29, “Financial Reporting in Hyperinflationary Economies,” (“IAS 29”), the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Under Mexican FRS, this threshold is reached when cumulative three-year inflation is 26% or more.

Principal Effects of Adoption

The table below shows the principal effects of our adoption of IFRS on our financial statements. The figures presented below under IFRS represent our best estimates and are subject to adjustment pending the result of the ongoing revision and auditing of the IFRS financial statements. For an explanation of the effects of adoption on our consolidated financial statements as of December 31, 2011, see Note 20 to our consolidated financial statements included herein.

	As of December 31, 2011 (in billions of pesos)
Consolidated Statement of Financial Position	Mexican FRS	Adjustments (Unaudited)	IFRS (Unaudited)
Wells, pipelines, properties, plant and equipment—Net	Ps. 1,152.5	Ps. 473.8	Ps. 1,626.3
Reserve for employee benefits	731.0	112.4	843.5
Total equity	(193.9)	340.8	146.9

Item 6.	Directors, Senior Management and Employees

Under the Petróleos Mexicanos Law, Petróleos Mexicanos is governed by a 15 member Board of Directors composed as follows:

•	The President of Mexico appoints six members, who are Mexican Government representatives. These include the Chairperson, who is the Secretary of Energy.

•	The Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) selects five directors from among the employees of Petróleos Mexicanos and the subsidiary entities.

•	Four professional members, who are Mexican Government representatives, are appointed by the President of Mexico, subject to ratification by the Senate.

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

In addition, except in the case of the professional members first appointed under the Petróleos Mexicanos Law, the four professional members will be appointed to six year terms, and may be appointed for an additional term of the same length. Non-professional members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities are not appointed for a specific term.

In February 2009, President Calderón nominated the individuals named below to serve as professional members to the Board of Directors of Petróleos Mexicanos; their appointments were ratified by the Senate on March 17, 2009. The professional members have served or will serve initial terms as set forth below.

•	Mr. Fluvio César Ruíz Alarcón, for three years;

•	Mr. Rogelio Gasca Neri, for four years;

•	Mr. Héctor Moreira Rodríguez, for five years; and

•	Mr. José Fortunato Álvarez Enríquez, for six years.

Following the expiration of Mr. Fluvio César Ruíz Alarcón initial term as a professional director, in March 2012, Mr. Ruíz Alarcón was reappointed to an additional six-year term. Effective March 28, 2011, Mr. Iván Aleksei Alemán Loza, Head of the Legal Affairs Unit of the Ministry of Energy, was appointed as Secretary of the Board of Directors of Petróleos Mexicanos. Effective April 1, 2011, Ms. Neus Peniche Sala, Technical Secretary of the Director General of Petróleos Mexicanos, was appointed as Alternate Secretary of the Board of Directors.

As was the case prior to the issuance of the Subsidiary Entities Decree, each of the boards of directors of the subsidiary entities is to be composed of:

•	the Director General of Petróleos Mexicanos, who will be the Chairperson;

•	Mexican Government representatives appointed by the President of Mexico; and

•	at least two professional members appointed by the President of Mexico, who will be Mexican Government representatives.

The Subsidiary Entities Decree established that professional members of the boards of directors of the subsidiary entities will be appointed to six year terms and may be appointed for an additional term on the same length. See “Item 4—Information on the Company—History and Development” for more details regarding this decree.

The Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos) establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the duties and internal regulations of the Board of Directors of Petróleos Mexicanos.

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

In September 2011, we completed the internal restructuring of Pemex-Exploration and Production. Among the more notable changes resulting from this restructuring are: (i) the integration of all exploration activities under the newly created Deputy Director’s Office of Exploration; (ii) the creation of the Deputy Director’s Office of Field Development to manage the Ayatsil-Tekel, Tsimin-Xux and Lakach projects; (iii) the integration of maintenance activities and infrastructure logistics for all regions under a single department; and (iv) the creation of a new drilling business unit and a research and development department.

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of April 11, 2012.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Jordy Hernán Herrera Flores	Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy Born: 1972 Business experience: Director General of Pemex-Gas and Basic Petrochemicals; Undersecretary of Energy Planning and Technological Development of the Ministry of Energy; and Director General of the Investments Promotion Unit of the Ministry of Energy. Other board memberships: Chairman of Federal Electricity Commission; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; and Comisión Nacional de Vivienda.	2011

Mr. Gerardo Ruiz Mateos	Board Member of Petróleos Mexicanos and Head of the President’s Office Born: 1965 Business experience: Secretary of Economy; Chief of the President’s Office; and Chief Officer of Cabinets and Special Projects of the President’s Office.	2007

Mr. Mario Gabriel Budebo	Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1963 Business experience: President of the Comisión Nacional del Sistema de Ahorro para el Retiro; Chief of Staff of the Secretary of Finance and Public Credit; and Director General of Revenues Policy of the Ministry of Finance and Public Credit.	2010

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Antonio Meade Kuribreña

Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit

Born: 1969

Business experience: Secretary of Energy; Undersecretary of Finance and Public Credit of the SHCP; and Undersecretary of Income of the SHCP.

Other board memberships: Chairman of Agroasemex, S.A., Institución Nacional de Seguros; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of Banco Nacional de Comercio Exterior, S.N.C.; Chairman of Banco Nacional de Obras y Servicios Públicos, S.N.C.; CNBV; Comisión Nacional de Seguros y Fianzas; Chairman of Comisión Nacional del Sistema de Ahorro para el Retiro; Chairman of Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.; Chairman of Nacional Financiera, S.N.C.; Chairman of Sociedad Hipotecaria Federal, S.N.C.; Chairman of Seguros de Crédito a la Vivienda SHF, S.A. de C.V.; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Chairman of Casa de Moneda de México; Federal Electricity Commission; Comisión Nacional de Vivienda; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Chairman of Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros; Chairman of Financiera Rural; Colegio de Postgraduados; Consejo Nacional de Fomento Educativo; Comisión Nacional Forestal; Fondo de Cultura Económica; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto Mexicano de la Juventud; Instituto Mexicano de la Radio; Instituto Mexicano de Tecnología del Agua; Instituto Nacional de Ciencias Penales; Instituto Nacional para la Educación de los Adultos; Servicio Postal Mexicano; Telecomunicaciones de México; Instituto Mexicano del Seguro Social; Instituto Nacional de las Mujeres; Instituto Nacional de las Personas Adultas Mayores; Chairman of Instituto para la Protección al Ahorro Bancario; Chairman of Lotería Nacional para la Asistencia Pública; Chairman of Servicio de Administración y Enajenación de Bienes; Chairman of Servicio de Administración Tributaria; Comisión Nacional del Agua; Fideicomiso de los Sistemas Normalizado de Competencia Laboral y de Certificación de Competencia Laboral; Chairman of the Fondo de Operación y Financiamiento Bancario a la Vivienda; Coordinación Nacional del Programa de Desarrollo Humano Oportunidades; Instituto Nacional del Derecho de Autor; Comisión de Política Gubernamental en Materia de Derechos Humanos; Comisión Intersecretarial de

2011

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Cambio Climático; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Chairman of Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial de la Coordinación Operativa en los Puntos de Internación en Territorio Nacional; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial para la Instrumentación del Registro Nacional de Poblacion; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Comisión para la Transparencia y el Combate a la Corrupción en la Administración Pública Federal; Consejo Nacional de Educación para la Vida y Trabajo; Chairman of Consejo Nacional de Armonización Contable; Chairman of the Consejo de Estabilidad del Sistema Financiero; Comisión Nacional de Inversiones Extranjeras; Comisión Intersecretarial para la Transición Digital; Chairman of Pronósticos para la Asistencia Pública; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas No Transmisibles; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial para el Otorgamiento de Concesiones y Permisos Previstos en la Ley de Aeropuertos; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Chairman of the Comisión de Cambios; Consejo Nacional para las Personas con Discapacidad; Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad; Comisión Permanente de Servicios de Salud a la Comunidad; Consejo de Salubridad General; Consejo General de Investigación Científica y Desarrollo Tecnológico e Innovación; Consejo Nacional de Protección Social en Salud; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión Coordinadora para la Negociación de Precios de Medicamentos y Otros Insumos para la Salud; Comisión Ambiental Metropolitana; Comisión Asesora de la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología; Comité Técnico Especializado en Información sobre Discapacidad; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, Pequeña y Mediana Empresa; Fideicomiso e-México; Consejo Nacional de Fomento Educativo; Procuraduría Social de Atención a las Víctimas de Delitos; Fondo de Cobertura Social de Telecomunicaciones; Governor for Mexico of the Inter-American Development Bank and Interamerican Investment Corporation; Governor for Mexico of the International Bank for Reconstruction and Development (World Bank) and the International Development Association and Multilateral Investment Guarantee Agency (World Bank); and Governor for Mexico of the Caribbean Development Bank.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Antonio González Anaya	Board Member of Petróleos Mexicanos and Undersecretary of Income of the SHCP. Born: 1967 Business experience: Chief of Staff of the Secretary of Finance and Public Credit; Chief of the Federative Entities Coordination Unit of the SHCP; and Chief of the Insurance, Securities and Pensions Unit of the SHCP.	2011

Mr. Rafael Morgan Ríos	Board Member of Petróleos Mexicanos and Secretary of the SPF. Born: 1935 Business experience: Undersecretary of Control and Public Management Audit of the SFP; Comptroller and Deputy Director of Almacenes Zaragoza, S.A. de C.V.; and Director of Despacho Contable y Administrativo. Other board memberships: Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Nacional para el Dessarrollo de los Pueblos Indígenas; Chairman of the Comité Técnico del Consejo de Seguridad Nacional; and Comisión Intersecretarial de Desarrollo Social.	2012

Mr. Fernando Pacheco Martínez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: General Secretary of Section 24 of the Union; Chairman of the Renewal Group of Section 24 of the Union; and Secretary of the Interior and Agreements of the Union.	2007

Mr. Jorge Wade González	Board Member of Petróleos Mexicanos and Union Representative Born: 1947 Business experience: Union commissioner of Petróleos Mexicanos.	2007

Mr. Luis Ricardo Aldana Prieto	Board Member of Petróleos Mexicanos and Union Representative Born: 1954 Business experience: Senator of the LIXth Legislature; Chairman of the General Supervision Board of the General Executive Committee of the Union; and Treasury Secretary of the General Executive Committee of the Union.	2001

Mr. Héctor Manuel Sosa Rodríguez	Board Member of Petróleos Mexicanos and Union Representative Born: 1964 Business experience: Secretary of the Interior and Agreements for the Local Executive Committee of Section 34 of the Union; General Secretary for the Local Executive Committee of Section 34 of the Union; and Officer in the Local Executive Committee of Section 34 of the Union.	2007

Mr. Pedro García Barabata	Board Member of Petróleos Mexicanos and Union Representative Born: 1957 Business experience: Union commissioner of Petróleos Mexicanos.	2007

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Fortunato Álvarez Enríquez	Professional Board Member of Petróleos Mexicanos Born: 1937 Business experience: Head of Governmental Audit Unit of the SFP; Head of the Internal Control Body of Petróleos Mexicanos; and Regional Delegate of the Instituto Mexicano del Seguro Social in Baja California and San Luis R.C. Sonora.	2009

Mr. Héctor Moreira Rodríguez	Professional Board Member of Petróleos Mexicanos Born: 1946 Business experience: Advisor of the Chancellor of the Instituto Tecnológico y de Estudios Superiores de Monterrey; Vice Chancellor of Academic Development and Research of the Instituto Tecnológico y de Estudios Superiores de Monterrey; and Undersecretary of Hydrocarbons of the Ministry of Energy.	2009

Mr. Rogelio Gasca Neri	Professional Board Member of Petróleos Mexicanos Born: 1942 Business experience: Chairman and Chief Executive Officer of Cintra, S.A.; Consul General of Mexico in Austin, Texas; and Chief Executive Officer of the Federal Electricity Commission. Other board memberships: CI Banco, S.A.	2009

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Petróleos Mexicanos Born: 1967 Business experience: Advisor on Energy Policy of the Chamber of Deputies (LIXth and LXth Legislatures); Deputy Chief and Technical Instructor of the Instituto de Capacitación Ferrocarrilera; and Advisor of the Civil Protection Commission of the Asamblea Legislativa del Distrito Federal.	2009

Mr. Juan José Suárez Coppel	Director General Born: 1959 Business experience: Chief Administrative and Financial Officer of Grupo Modelo, S.A.B. de C.V.; Chief Financial Officer of Petróleos Mexicanos; and Chief of Staff of the Secretary of Finance and Public Credit. Other board memberships: Federal Electricity Commission; Corporación Mexicana de Investigación en Materiales, S.A. de C.V.; and Chairman of the Instituto Mexicano del Petróleo.	2009

Mr. Ignacio Quesada Morales	Chief Financial Officer/Corporate Director of Finance Born: 1966 Business experience: Chief of Staff of the Secretary of Finance and Public Credit; Chief of Staff of the Secretary of Social Development; and Partner of McKinsey & Company. Other board memberships: Instituto Mexicano del Petróleo (Alternate).	2011

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Ms. Guadalupe Merino Bañuelos	Deputy Director of Programming and Budgeting Born: 1971 Business experience: Deputy Director of Corporate Services of Petróleos Mexicanos; Deputy Director of Economic Planning of Petróleos Mexicanos; and Associate Managing Director of Finance of Petróleos Mexicanos.	2011

Mr. Mauricio Alazraki Pfeffer	Deputy Director of Treasury (formerly known as Deputy Director of Finance and Treasury) Born: 1965 Business experience: Associate Managing Director of Finance of Petróleos Mexicanos; Deputy Manager of Capital Markets of Petróleos Mexicanos; and Manager of Corporate Finance for Latin America of West Merchant Bank, Ltd.	2006

Mr. Víctor M. Cámara Peón	Deputy Director of Accounting, Fiscal and Financial Control Born: 1943 Business experience: Advisor of the Chief Financial Officer of Petróleos Mexicanos; Director of Control and Operational Risk of Banco Nacional de México, S.A.; and Director General of Human Resources of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003

Mr. Alejandro Pérez Galindo	Deputy Director of Economic Planning Born: 1971 Business experience: Chief of Staff of the Chief Financial Officer of Petróleos Mexicanos; Associate Managing Director of Marketing for Latin America of General Electric Energy Services; and Project Manager and Junior Partner of McKinsey & Company, Inc.	2012

Mr. David Ruelas Rodríguez	Deputy Director of Risk Management Born: 1977 Business experience: Associate Managing Director of Corporate Financial Management of Petróleos Mexicanos; Coordinator of Governmental Programs and Strategic Consolidation of Petróleos Mexicanos; and Advisor to the Corporate Director of Management of Petróleos Mexicanos.	2011

Mr. Marco Antonio Murillo Soberanis	Acting Corporate Director of Management and Deputy Director of Human Resources and Labor Relations Born: 1959 Business experience: Acting Corporate Director of Management of Petróleos Mexicanos; Deputy Director of Human Resources of Petróleos Mexicanos; and Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Sergio Alberto Martín Esquivel	Deputy Director of Corporate Services Born: 1976 Business experience: Advisor to the Corporate Director of Management of Petróleos Mexicanos; Advisor to the Corporate Director of Finance of Petróleos Mexicanos; and Chief of Staff of the Fideicomiso para el Ahorro de Energía.	2011

Mr. Víctor M. Vázquez Zárate	Deputy Director of Health Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Administrative Deputy Manager of Medical Services of Petróleos Mexicanos; and Director of Central South High Specialty Hospital of Petróleos Mexicanos.	2000

Mr. Miguel Ángel Pérez Fernández	Deputy Director of Equity Administration Born: 1953 Business experience: Coordinator of Governmental Programs and Strategic Consolidation of Petróleos Mexicanos; Associate Managing Director of Corporate Financial Management of Petróleos Mexicanos; and Deputy Manager of Financial Resources of Petróleos Mexicanos. Other board memberships: I.I.I. Servicios, S.A. de C.V. and Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	2010

Ms. María Gabriela García Velázquez	Coordinator of Governmental Programs and Strategic Consolidation Born: 1974 Business experience: Associate Managing Director of Corporate Financial Management of Petróleos Mexicanos; Director of Sectorial Programs, Operative and Organizational Support of the SHCP; Private Secretary to the Head Official of the Ministry of Economy.	2011

Mr. Carlos Rafael Murrieta Cummings	Corporate Director of Operations Born: 1965 Business experience: Consultant/Director of McKinsey & Co.	2009

Ms. Cybele Beatriz Díaz Wionczek	Deputy Director of the Unit of Suppliers Development and National Content Born: 1969 Business experience: Associate Managing Director of Administration and Management of Suppliers and Catalogs of Petróleos Mexicanos; Chief of Staff of the Corporate Director of Operations of Petróleos Mexicanos; and Assistant Director General of Planning of the Secretaría de Desarrollo Social.	2010

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Ernesto Ríos Patrón	Deputy Director of Project Development Born: 1968 Business experience: Acting Corporate Director of Engineering and Project Development of Petróleos Mexicanos; Corporate Director of Planning and Institutional Development of the Instituto Mexicano del Petróleo; and Project Operational Coordinator of the Instituto Mexicano del Petróleo.	2010

Mr. Carlos Salvador de Regules Ruíz-Funes	Deputy Director of Strategy and Operative Planning Born: 1969 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Petróleos Mexicanos; and Advisor to the Director General of Petróleos Mexicanos.	2011

Mr. Jorge Itzal Martínez Herrera	Deputy Director of Operation and Strategy Execution Born: 1966 Business experience: Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; Associate Managing Director of Strategic Planning of Petróleos Mexicanos; and Associate Managing Director of Operations Analysis and Programming of Petróleos Mexicanos.	2011

Mr. Luis Fernando Betancourt Sánchez	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1967 Business experience: Associate Managing Director of Operative Discipline and Execution of SSPA System of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Pemex-Refining; and Associate Managing Director of Implementation of SSPA System of Petróleos Mexicanos.	2010

Mr. Ramón Guerrero Esquivel	Deputy Director of Supplies Born: 1946 Business experience: President and Chief Executive Officer of Integrated Trade Systems, Inc.; Director of Supply Process Redesign Project in Petróleos Mexicanos; and President and Chief Executive Officer of Integrated Trade Systems, Inc.	2010

Mr. Eleazar Gómez Zapata	Deputy Director of Maintenance Coordination Born: 1954 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; Associate Managing Director of Tracking and Operative Coordination of Petróleos Mexicanos; and Associate Managing Director of Operative Opportunities Analysis of Petróleos Mexicanos.	2012

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Ignacio Aguilar Álvarez Greaves	Deputy Director of Hydrocarbons and Derivatives Logistics (formerly known as Deputy Director of Pipeline Transportation System Coordination) Born: 1970 Business experience: Executive Coordinator of Petróleos Mexicanos; Associate Managing Director of Investment Analysis of Petróleos Mexicanos; and Deputy Manager of the Strategic Plan of Petróleos Mexicanos.	2012

Mr. Mauricio Abraham Galán Ramírez	Corporate Director of Information Technology and Business Processes Born: 1970 Business experience: Chief Information Officer of Grupo Comercial Chedraui, S.A.B. de C.V.; Director of SAP Excellence Center of Grupo Modelo, S.A.B. de C.V.; and Associate Managing Director of Technology and Information Processes of Pemex-Refining.	2010

Mr. Francisco José Acosta Ortíz	Deputy Director of Technological Infrastructure Born: 1958 Business experience: Acting Deputy Director of Information Technology of Pemex-Exploration and Production; Associate Managing Director of Administration and Management Systems of Pemex-Exploration and Production; and Regional Deputy Manager of Regional Information Technology (Northeastern Marine Region) of Pemex-Exploration and Production. Other board memberships: Asociación de Ingenieros Petroleros de México.	2010

Mr. Carlos Guillermo Mayorga Delgado	Deputy Director of Information Technology Planning and Business Intelligence Born: 1959 Business experience: Acting Deputy Director of Business Processes and Technological Infrastructure of Petróleos Mexicanos; Associate Managing Director of Innovation and Technological Infrastructure of Petróleos Mexicanos; and Regional Deputy Manager of Support of Information Technology (North) of Pemex-Refining.	2010

Mr. José Miguel Chio Solís	Deputy Director of Solutions Integration and Business Processes Born: 1962 Business experience: Associate Managing Director of the Competence Center of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Information Technology of Pemex-Petrochemicals; and Associate Managing Director of Systems of Industrias Negromex, S.A. de C.V.	2010

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Marco Antonio de la Peña Sánchez	Legal Director (formerly known as General Counsel) Born: 1963 Business experience: Legal Director of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Legal and Fiduciary Director of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and Deputy Legal Director of Lotería Nacional para la Asistencia Pública.	2011
Mr. Fermín Fernández Guerra Espinal	Deputy Legal Director of Processes and Projects Control Born: 1976 Business experience: Executive Coordinator of the Office of the General Counsel of Petróleos Mexicanos; Associate Managing Director of Equity Regulations of Petróleos Mexicanos; and Deputy Manager of Consulting Services of Petróleos Mexicanos.	2012

Mr. Francisco Arturo García Agraz Sánchez	Deputy Legal Director of Litigious Affairs Born: 1961 Business experience: Head of the Internal Control Body of Pemex-Gas and Basic Petrochemicals; Regulatory Comptroller Director of Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander; and Director General of Estrategia Corporativa, S.A.	2012

Ms. Silvia María Cristina Oropeza Querejeta	Deputy Director of Legal Consultancy Born: 1953 Business experience: Legal Associate Managing Director of Amendments and Agreements of Petróleos Mexicanos; Deputy Manager of Acquisitions, Leases and Services Agreements of Petróleos Mexicanos; and Chief of the Amendments, Agreements and Joint Groups Consulting Unit of Petróleos Mexicanos.	2012

Mr. Gustavo Ernesto Ramírez Rodríguez	Head of the Internal Control Body Born: 1956 Business experience: Alternate Public Commissioner of the Energy Sector of the SFP; Partner and Director General of Consultores and Asesores Independientes Ramírez y Asociados, S.A. de C.V.; and Advisor to the Deputy Director of Management of the Consejo de Promoción Turística de México, S.A. de C.V.	2008

Mr. Diodoro José Siller Argüello	Head of Auditing Area for Development and Improvement of Public Administration Born: 1968 Business experience: Director General of Legal Affairs of the Secretaría del Trabajo y Previsión Social; Head of the Internal Control Body of the Secretaría del Trabajo y Previsión Social; and Managing Partner of Siller & Siller Abogados, S.C.	2012

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Héctor Aguiñaga Pérez	Head of the Internal Auditing Area Born: 1950 Business experience: National Director of Management Assurance Services of KPMG Cárdenas Dosal, S.C.; General Auditor of Pan-American Beverages, Inc.; and General Auditor of Sears Roebuck, S.A. de C.V.	2004

Mr. Jorge Mejía Alonzo	Head of the Liabilities Area and Head of the Complaints Area Born: 1966 Business experience: Associate Managing Director of Liabilities of Petróleos Mexicanos; Deputy Manager of Complaints and Citizen Attention of Petróleos Mexicanos; and Coordinator of Pemex-Gas and Basic Petrochemicals.	2011

Pemex-Exploration and Production—Directors and Executive Officers
Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2009

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2010

Mr. Carlos Alberto Treviño Medina	Board Member of Pemex-Exploration and Production and Undersecretary of Expenditures of the SHCP Born: 1970 Business experience: Corporate Director of Management of Petróleos Mexicanos; Chief Financial Officer of Petróleos Mexicanos; and Director General of Programming and Budgeting “B” of the SHCP.	2010

Mr. Mario Gabriel Budebo	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2007

Mr. Carlos Montaño Fernández	Board Member of Pemex-Exploration and Production and Director General of Banco del Ahorro Nacional y Servicios Financieros, S.N.C. Born: 1971 Business experience: Undersecretary of Disbursements of the SHCP; Head of the Investments Unit of the SHCP; and General Director of Energy Planning of the Ministry of Energy.	2011

Mr. Jaime González Aguadé

Board Member of Pemex-Exploration and Production and Undersecretary of Electricity of the Ministry of Energy.

Born: 1968

Business experience: Chief Executive Officer of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Assistant Director General of Programs and Operation of Financiera Rural; and Assistant Director of Regional Banking of Banco Nacional de Crédito Rural, S.N.C.

Other board memberships: Federal Electricity Commission (Alternate); Comisión Nacional de Normalización; Comisión Nacional de Vivienda (Alternate); Centro Nacional de Metrología; Entidad Mexicana de Acreditación, A.C.; Nacional Financiera, S.N.C. (Alternate); Banco Nacional de Comercio Exterior, S.N.C. (Alternate); and Comisión Nacional de las Zonas Áridas.

		2012

Mr. Jaime E. Zabludowsky Kuper	Professional Member of Pemex-Exploration and Production Born: 1956 Business experience: Vice President and Founder Partner of IQOM Inteligencia Comercial, S.A. de C.V.; Vice President of the Consejo Mexicanos de Asuntos Internacionales; and Ambassador of Mexico in the European Union and Chief Negotiator of the Free Trade Agreement between Mexico and the European Union. Other board memberships: Consejo Mexicano de la Industria	2010

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
	de Productos de Consumo, A.C. (Executive Chairman); Inteligencia Comercial, S.A. de C.V.; Consejo Mexicano de Comercio Exterior, A.C.; Cala de Ulloa; and Información Digital Vértice, S.A. de C.V.

Mr. Héctor Moreira Rodríguez	Professional Member of the Board of Directors of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2010

Mr. Carlos Arnoldo Morales Gil	Director General Born: 1954 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning of Pemex-Exploration and Production. Other board memberships: Chairman of Compañía Mexicana de Exploraciones, S.A. de C.V.; YPF, S.A.; and Instituto Mexicano del Petróleo.	2006

Mr. Sergio Aceves Borbolla	Deputy Director of Project Services (formerly known as Deputy Director of Engineering and Strategic Works Development) Born: 1959 Business experience: Associate Managing Director of Projects (Northeastern Marine region) of Pemex-Exploration and Production; Associate Managing Director of Construction of Pemex-Exploration and Production; and Head of Transition Projects of Pemex-Exploration and Production.	2005

Mr. Gustavo Hernández García	Deputy Director of Planning and Evaluation Born: 1958 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Associate Managing Director of Planning and Evaluation (Northeastern Marine region) of Pemex-Exploration and Production; and Manager of Integral Ku-Maloob-Zaap Business Unit of Pemex-Exploration and Production.	2010

Mr. J. Javier Hinojosa Puebla	Deputy Director of Fields Development (formerly known as Deputy Director of Drilling and Well Maintenance) Born: 1958 Business experience: Deputy Director (Northeastern Marine region) of Pemex-Exploration and Production; Coordinator of the Executive Commercial Operative Coordination of Pemex-Exploration and Production; and Associate Managing Director of Analysis and Technical Operative Evaluation (Southern region) of Pemex-Exploration and Production.	2009

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Juan Arturo Hernández Carrera	Deputy Director of Production, Northern Region (formerly known as Deputy Director of the Northern region) Born: 1961 Business experience: Manager of Integral Burgos Business Unit of Pemex-Exploration and Production; Associate Managing Director of Planning and Evaluation (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning and Evaluation (Southwestern Marine region) of Pemex-Exploration and Production.	2009

Mr. Primo Luis Velasco Paz	Deputy Director of Distribution and Trading Born: 1959 Business experience: Regional Associate Managing Director of Pemex-Exploration and Production; Deputy Manager of Transportation and Distribution of Oil of Pemex-Exploration and Production; and Deputy Manager of Engineering Design of Pemex-Exploration and Production.	2011

Mr. Rogelio Bartolomé Morando Sedas	Deputy Director of Industrial Safety and Environmental Protection Audit (formerly known as Deputy Director of Industrial Safety and Environmental Protection) Born: 1948 Business experience: Advisor to the Corporate Director of Industrial Safety and Environmental Protection of Petróleos Mexicanos; Director General of Industrias Tecnos, S.A. de C.V.; and Plant Manager of Dupont, S.A. de C.V.	2003

Mr. José Luis Fong Aguilar	Deputy Director of Production, Southwestern Marine region (formerly known as Deputy Director of the Southwestern Marine region) Born: 1960 Business experience: Manager of Integral Ku-Maloob-Zaap Business Unit (Northeastern Marine region) of Pemex-Exploration and Production; Manager of Integral Abkatún-Pol-Chuc Business Unit (Southwestern Marine region) of Pemex-Exploration and Production; and Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production.	2010

Mr. Mario Alberto Ávila Lizárraga	Deputy Director of Maintenance and Logistics (formerly known as Deputy Director of Marine Services Coordination) Born: 1964 Business experience: Federal Delegate of the Secretaría de Desarrollo Social in Campeche; General Manager of Campechana de Vehículos, S.A. de C.V.; and General Manager of Casitodo Campeche, S.A. de C.V.	2010

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Ernesto Estrada González	Deputy Director of Management and Finance Born: 1962 Business experience: Director General of Economic Studies of the Comisión Federal de Competencia; Director of the Masters of Business Administration of the Instituto Tecnológico Autónomo de México; and Director of Planning and Finance of Vitro Vidrio Plano. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.; Administración Portuaria Integral Dos Bocas, S.A. de C.V.; Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2011

Mr. Luis Sergio Guaso Montoya	Deputy Director of Business Development (formerly known as Deputy Director of New Models of Execution) Born: 1963 Business experience: Executive Director of the Multiple Services Contracts of Pemex-Exploration and Production; Associate Managing Director of Economic Analysis of Pemex-Exploration and Production; and Associate Managing Director of Investment Resources of Pemex-Exploration and Production.	2003

Mr. Pedro Silva López	Deputy Director of Technical Resources Administration (formerly known as Technical Deputy Director of Exploitation) Born: 1953 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Deputy Director of Operations Coordination of Petróleos Mexicanos; and Executive Director of the SGP of Pemex-Exploration and Production.	2009

Mr. José Serrano Lozano	Deputy Director of Production, Northeastern Marine Region (formerly known as Deputy Director of the Northeastern Marine Region) Born: 1956 Business experience: Deputy Director (Southern region) of Pemex-Exploration and Production; Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production; and Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production.	2010

Mr. Vinicio Suro Pérez	Deputy Director of Production, Southern Region (formerly known as Deputy Director of the Southern Region) Born: 1956 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Associate Managing Director of Hydrocarbon Reserves of Pemex-Exploration and Production; and Chief of the Hydrocarbon Reserves Unit of Pemex-Exploration and Production. Other board memberships: PMI Field Management Resources, S.L.	2010

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed

Mr. José Antonio Escalera Alcocer	Deputy Director of Exploration (formerly known as Technical Deputy Director of Exploration) Born: 1958 Business experience: Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; Manager of Integral Poza Rica - Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2007

Mr. Baudelio Ernesto Prieto de la Rocha	Deputy Director of Business Unit of Drilling Born: 1957 Business experience: Associate Managing Director of Engineering and Technology of Pemex-Exploration and Production; Associate Managing Director of Well Drilling and Maintenance (Marine) of Pemex-Exploration and Production; and Head of Burgos Operative Unit of Well Drilling and Maintenance (North) of Pemex-Exploration and Production.	2011

Ms. Lucía Ileana Villalón Trujillo	Head of the Internal Control Body Born: 1966 Business experience: Head of the Internal Control Body of Pemex-Refining; Head of the Internal Control Body of the Lotería Nacional para la Asistencia Pública; and Assistant Legal Secretary of the Instituto para la Protección al Ahorro Bancario.	2011

Pemex-Refining—Directors and Executive Officers
Name	Position with Pemex-Refining	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2009

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Carlos Alberto Treviño Medina	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2010

Mr. Mario Gabriel Budebo	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Jaime González Aguadé	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2011

Mr. Carlos Montaño Fernández	Board Member of Pemex-Refining (refer to Pemex-Exploration and Production)	2011

Mr. Ricardo Samaniego Breach	Professional Member of the Board of Directors of Pemex-Refining Born: 1953 Business experience: Economics professor and researcher at the Instituto Tecnológico Autónomo de México; Chief of Staff of the Secretary of Energy; and Chief of the Energy Policies and Programs of the Ministry of Energy.	2010

Mr. José Fortunato Álvarez Enríquez	Professional Member of the Board of Directors of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Miguel Tame Domínguez	Director General Born: 1946 Business experience: Director General of Pemex-Refining; Deputy Director of Production of Pemex-Refining; and Associate Managing Director of Refinery “Miguel Hidalgo” of Pemex-Refining. Other board memberships: Instituto Mexicano de Ingenieros Químicos; and Fundación Politécnico, A.C.	2009

Mr. Víctor Mario Navarrete Quezada	Deputy Director of Trading Born: 1972 Business experience: Private Secretary of the Director General of Petróleos Mexicanos; Advisor of the Corporate Finance Office of Petróleos Mexicanos; and Advisor to the Deputy Director of Economic Planning of Petróleos Mexicanos.	2012

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Francisco Fernández Lagos	Deputy Director of Distribution Born: 1955 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; Associate Managing Director of Maintenance Management of Pemex-Exploration and Production; and Associate Managing Director of Pipelines Maintenance of Pemex-Exploration and Production.	2010

Mr. Francisco Guillermo Iturbide Ruiz	Deputy Director of Projects Born: 1951 Business experience: Executive Coordinator of Petróleos Mexicanos; Deputy Director of Agreements of Petróleos Mexicanos; and Associate Managing Director of Agreements of Pemex-Exploration and Production.	2012

Mr. Agustín Castro Pérez	Deputy Director of Management and Finance (formerly known as Deputy Director of Finance and Management) Born: 1962 Business experience: Deputy Director of Management and Finance of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Evaluation and Information of Pemex-Gas and Basic Petrochemicals; and Associate Managing Director of Programming of Pemex-Gas and Basic Petrochemicals. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2011

Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Planning, Coordination and Evaluation Born: 1959 Business experience: Deputy Director of Operations and Strategy Execution of Petróleos Mexicanos; Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; and Deputy Director of Operations Evaluation of Pemex-Refining.	2011

Mr. Carlos Rubén Ramón Álvarez	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1957 Business experience: Associate Managing Director of Storage and Allotment (Golfo) of Pemex-Refining; Deputy Manager of Industrial Safety and Environmental Protection of Pemex-Refining; and Specialist Coordinator of Petróleos Mexicanos.	2012

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed

Mr. Pedro Ismael Hernández Delgado[1]	Deputy Director of Production Born: 1957 Business experience: Deputy Director of Maintenance Coordination of Petróleos Mexicanos; Associate Managing Director of Tracking the Industrial Safety and Environmental Protection System of Petróleos Mexicanos; and Associate Managing Director of Refineries Maintenance of Pemex-Refining. Other board memberships: Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (Alternate).	2012

Mr. Francisco Javier Fuentes Saldaña	Deputy Director of Storage and Allotment Born: 1964 Business experience: Associate Managing Director of Business Development and Marketing of Pemex-Refining; Associate Managing Director of Human Resources of Pemex-Refining and Director General of Planning of Diconsa, S.A. de C.V.	2010

Mr. Antonio Domínguez Sagols	Head of the Internal Control Body Born: 1976 Business experience: Head of the Internal Control Body of PMI; Head of Liabilities Area and Head of Complaints Area of PMI; and Head of Auditing Area for Development and Improvement of the Public Administration of PMI.	2011

[1]	Mr. Ismael Hernández Amor, President of P.M.I. Holdings North America, Inc., is the half-brother of Mr. Pedro Ismael Hernandez Delgado.

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers
Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Juan José Suárez Coppel	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2009

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Carlos Alberto Treviño Medina	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2010

Mr. Mario Gabriel Budebo	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2007

Mr. Carlos Montaño Fernández	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2011

Mr. Jaime González Aguadé	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Pemex-Exploration and Production)	2011

Ms. María de Lourdes Dieck Assad	Professional Member of Pemex-Gas and Basic Petrochemicals Born: 1954 Business experience: Director of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Campus Santa Fe; Director of the Government, Social Sciences and Humanities Departments of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Campus Monterrey; and Ambassador of Mexico to the European Union.	2010

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Alejandro Martínez Sibaja	Director General Born: 1956 Business experience: Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals; Deputy Director of Operation and Strategy Execution of Petróleos Mexicanos; and Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals.	2011

Mr. Roberto Jorge de la Huerta Moreno	Deputy Director of Natural Gas Born: 1972 Business experience: Associate Managing Director of Control and Analysis of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Business Development of Pemex-Gas and Basic Petrochemicals; and Coordinator of Natural Gas Regulation Area of Pemex-Gas and Basic Petrochemicals.	2012

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Juan Marcelo Parizot Murillo	Deputy Director of Liquefied Gas and Basic Petrochemicals Born: 1966 Business experience: Associate Managing Director of Operations of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Trading Coordination of Pemex-Refining; and Associate Managing Director of Service Station Sales of Pemex-Refining.	2012

Mr. Moisés Ithuriel Orozco García	Deputy Director of Planning Born: 1968 Business experience: Deputy Director of Trading of Pemex-Refining; Executive Advisor to the Director General’s Office of Petróleos Mexicanos; and Corporate Director of Management of Petróleos Mexicanos.	2012

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Finance and Management of Pemex-Refining; Director General of the Cámara de la Industria del Hierro y del Acero; and Deputy Director of Management of the Delegación Benito Juárez in Mexico City.	2011

Mr. Armando R. Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director of Nuevo Pemex PC; Superintendent of Nuevo Pemex PC; and General Coordinator of Acquisitions Engineering of Petróleos Mexicanos.	1996

Mr. Víctor Domínguez Cuéllar	Deputy Director of Pipelines Born: 1959 Business experience: Associate Managing Director of Planning and Evaluation of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Planning of Pemex-Gas and Basic Petrochemicals; and General Superintendent of Electromechanic Processes and Public Works of Pemex-Exploration and Production. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.; Gasoductos de Tamaulipas, S. de R.L. de C.V.; and TDF, S. de R.L. de C.V.	2007

Mr. Carlos Benjamín Silva Hernández	Alternate of the Head of the Internal Control Body and Head of the Liabilities Area Born: 1963 Business experience: Legal Counsel of Corporate and Mortgage Products of Banco Santander, S.A.; Legal Counsel of Financial Markets of Banco Santander, S.A.; and Legal Counsel of Banking Products of Banco Santander, S.A.	2012

Pemex-Petrochemicals—Directors and Executive Officers
Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Juan José Suarez Coppel	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2009

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Carlos Alberto Treviño Medina	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2010

Mr. Mario Gabriel Budebo	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Carlos Montaño Fernández	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2011

Mr. Jaime González Aguadé	Board Member of Pemex-Petrochemicals (refer to Pemex-Exploration and Production)	2011

Ms. María de Lourdes Dieck Assad	Professional Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	2010

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Rafael Beverido Lomelín	Director General Born: 1942 Business experience: Vice President of the Asociación Nacional de la Industria Química; Member of the Asociación Mundial de Productores de Hule Sintético and the Asociación de Industriales del Estado de Tamaulipas; and Director General of Industrias Negromex, S.A. de C.V.	2001

Mr. Manuel Sánchez Guzmán	Deputy Director of Planning Born: 1949 Business experience: Associate Managing Director of Studies and Projects of Pemex-Petrochemicals; Advisor to the Director General of Pemex-Petrochemicals; and Director General of Human Resources of Grupo ICA, S.A. de C.V.	2009

Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Management and Finance of Pemex-Exploration and Production; Acting Deputy Director of Supplies of Petróleos Mexicanos; and Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2011

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed

Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005

Mr. Carlos Xavier Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Head of the Fénix Project Executive Unit of Pemex-Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Deputy Director of Trading of Pemex-Petrochemicals Other board memberships: Asociación Petroquímica Latinoamericana.	2007

Mr. Luis Guillermo Pineda Bernal	Head of the Internal Control Body Born: 1956 Business experience: Head of Liabilities Area and Head of Complaints Area of Pemex-Petrochemicals; Head of Liabilities Area of Petroquímica Cosoleacaque, S.A. de C.V.; and Head of Liabilities Area and Head of Complaints Area of Petroquímica Escolín, S.A. de C.V.	2010

Compensation of Directors and Officers

For the year ended December 31, 2011, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (73 persons) paid or accrued in that year for services in all capacities was approximately Ps. 154.4 million. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services. The compensation paid or accrued during 2011 to the professional members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities was approximately Ps. 13.7 million.

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

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Strategy and Investment Committee;

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Rogelio Gasca Neri, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Antonio Meade Kuribreña, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. José Antonio González Anaya, member of the Board of Directors of Petróleos Mexicanos.

Transparency and Accountability Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information. The Transparency and Accountability Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Rogelio Gasca Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Transparency and Accountability Committee;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos.

Development and Technological Research Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry. The Development and Technological Research Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Development and Technological Research Committee;

•	Mr. Rogelio Gasca Neri, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Antonio González Anaya, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos.

Environmental and Sustainability Committee

This committee, among other duties, is responsible for promoting the development by PEMEX of environmental protection policies and the achievement of sustainable development. The Environmental and Sustainability Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Rogelio Gasca Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Environmental and Sustainability Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos.

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

Acquisitions, Leasing, Works and Services Committee

This committee, among other duties, reviews, evaluates, monitors and develops recommendations regarding the annual programs of Petróleos Mexicanos for acquisition, construction and services contracts, and determines whether an exception to the public bidding process is applicable in specific cases. The Acquisitions, Leasing, Works and Services Committee consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Acquisitions, Leasing, Works and Services Committee;

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos;

•	Mr. José Antonio González Anaya, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. José Antonio Meade Kuribreña, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the SFP attends and may speak at the committee’s sessions, but has no voting power.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2011, Petróleos Mexicanos and the subsidiary entities had 150,561 employees, as compared to 147,368 at December 31, 2010. During 2011, Petróleos Mexicanos and the subsidiary entities employed an average of 17,169 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2011 % of Total
	2007	2008	2009	2010	2011
Pemex-Exploration and Production	49,045	50,273	50,544	49,802	51,713	34.3%
Pemex-Refining	44,811	45,510	43,706	45,306	46,909	31.1
Pemex-Petrochemicals	13,823	14,028	13,447	13,542	13,541	9.0
Pemex-Gas and Basic Petrochemicals	12,397	12,976	12,550	12,327	11,918	7.9
Petróleos Mexicanos	21,070	20,634	24,899	26,391	26,480	17.5

Subtotal	141,146	143,421	145,146	147,368	150,561	99.8

PMI Group	320	322	315	324	323	0.2

Total	141,466	143,743	145,461	147,692	150,884	100.0%

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

On July 27, 2011, Petróleos Mexicanos and the Petroleum Workers’ Union entered into a new collective bargaining agreement, which became effective on August 1, 2011. The new agreement provides for a 4.75% increase in wages and a 1.15% increase in benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2013.

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

On November 5, 1997, the SHCP and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for the retirement benefits of PEMEX totaled Ps. 24,760 million in 2010 and Ps. 28,868 million in 2011.

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

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2011 was Ps. 21.0 million. As of March 31, 2012, the aggregate amount of salary advances outstanding to our executive officers was Ps. 18.7 million.

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

Mexican Government Audits and Other Investigations

Certain rules have been enacted in order to promote a culture of ethics and prevent corruption in our daily operations. On July 31, 2002, a Código de Ética de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration) was published in the Official Gazette of the Federation, containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public sector officials and employees, including PEMEX’s directors, officers and employees. On October 3, 2003, we announced a corporate code of conduct for Petróleos Mexicanos and the subsidiary entities, the Código de Conducta de Petróleos Mexicanos y Organismos Subsidiarios (Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities) that defines the code of conduct expected from all employees of Petróleos Mexicanos and its subsidiary entities in the daily performance of their duties, and which is designed to promote transparency and prevent abuses. In addition, on May 12, 2004, the Board of Directors of Petróleos Mexicanos adopted a Code of Ethics for our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. For more information on this Code of Ethics, see “Item 16B—Code of Ethics.” We expect that these efforts will result in a more effective system of internal controls. More recently, on June 3, 2011, the Board of Directors of Petróleos Mexicanos approved the Código de Conducta de los Miembros del Consejo de Administración de Petróleos Mexicanos (Code of Conduct of the Members of the Board of Directors of Petróleos Mexicanos). On March 6, 2012, general guidelines to establish permanent measures to ensure the integrity and ethical behavior of public officers in performing their jobs, positions or commission work were published in the Official Gazette of the Federation. These guidelines provide that an ethics committee, consisting of our employees and officers, will be formed and given the following responsibilities: evaluate the Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities; issue, implement and enforce a new or updated code of conduct applicable to all of our employees; and verify compliance with the Code of Ethics for Public Servants of the Federal Public Administration.

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

In July 2007, the SFP announced that it had fined Mr. Raúl Muñoz Leos, former Director General of Petróleos Mexicanos, and Mr. Juan Carlos Soriano Rosas, former General Counsel of Petróleos Mexicanos, each for an amount of Ps. 862.2 million and banned each of them from holding public sector positions for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Petroleum Workers’ Union. On August 25, 2005, Petróleos Mexicanos and the Petroleum Workers’ Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties have been appealed by the former officers. On August 4, 2010, the Federal Court of Fiscal and Administrative Justice issued a resolution confirming Mr. Muñoz Leos’ liability for executing this side agreement, but declared the economic penalty null and void. The former officers filed a motion to review this resolution and an amparo. A final resolution for Mr. Muñoz Leos’ claim is still pending. On September 21, 2011, a judgment was issued confirming that the resolution against Mr. Soriano Rosas was null and void. Therefore, Mr. Soriano Rosas’ claim has concluded.

In December 2007, the SFP announced that it had fined Mr. Jaime Mario Willars Andrade, former Director General of Pemex-Refining, and Mr. Luis Ricardo Bouchot Guerrero, former Head of the Legal Department of Pemex-Refining, each for an amount of Ps. 1,390.3 million for administrative negligence related to the early termination of a long-term supply and services contract for the construction of a methyl tert-butyl ether plant, and that it had banned these officers from holding public sector positions in the future. In April 2009, these former officers appealed these penalties before the Federal Court of Fiscal and Administrative Justice. On September 27, 2011, the court issued a judgment that confirmed the administrative penalty banning these former officers from holding public sector positions in the future. In addition, the Court declared the economic penalty null and void, requesting the SFP to provide sufficient arguments to support it. The SFP filed a motion to appeal this resolution, a final resolution of which is still pending.

In March and April 2010, the SFP filed 15 criminal complaints against officers and employees of Pemex-Refining, in connection with a pipeline rupture in Nanchital, Veracruz, the investigation of which is still pending. In addition, the SFP imposed administrative penalties against these officers and employees, as well as contractors. The officers, employees and contractors filed appeals to the 25 administrative penalties, six of which have concluded with the following results: three penalties were confirmed, two penalties were declared null and void and one penalty was granted an amparo, which now requires a new resolution to be issued. As of the date of this report, final resolutions for the other 19 administrative penalties are still pending.

In May 2010, the SFP filed two criminal complaints, and initiated several administrative proceedings against María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption pursuant to which PMI lost revenues of approximately U.S. $13 million. The alleged acts involved the unauthorized sale of ultra low sulfur diesel, for the economic benefit of foreign companies, including Blue Oil Trading Ltd. During November 2010, the administrative proceedings concluded, resulting in Ms. Miyazaki Hara being fined Ps. 164.2 million and receiving a 20 year ban from public sector employment. Ms. Miyazaki Hara filed a claim before the Federal Court of Fiscal and Administrative Justice seeking that this resolution be declared null and void. As of the date of this report, a final resolution is still pending. The investigation of the criminal complaints is still underway.

In December 2010, the SFP announced that it had fined 14 officers and employees of Pemex-Refining and banned them from holding public sector positions for ten years for their alleged involvement in an illegal bidding process for the leasing of four tankers. These officers and employees have appealed these penalties, and a final resolution is pending.

On October 11, 2011, the SFP announced that it had fined three former officers of PMI an aggregate amount of Ps. 267.8 million and had dismissed and fined the Director General of PMI, Ms. María del Rocío Cárdenas Zubieta, an amount of Ps. 238.9 million, for allegedly committing acts of corruption during the period from January 2008 to January 2009. The alleged acts involved the use of improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of PMI’s commercial counterparties and resulted in financial harm to PMI in the amount of U.S. $25.7 million. Ms. Cárdenas Zubieta and the implicated ex-officers of PMI were also barred from public sector employment for a period of 10 years and might face criminal charges. These former officers have appealed these penalties and a final resolution is pending.

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

In conjunction with the SHCP and the Ministry of Energy, we have implemented several actions to combat the illicit market in fuels, with the objective of eliminating the associated risks described above to personnel, facilities, the general population and the environment, as well as minimizing losses of our refined products, crude oil and condensates. We seek to prevent or deter theft in the workplace by analyzing information provided by certain measurement systems, field surveillance and control instruments. These include mobile laboratories, volumetric control at service stations, terminal operations measurement, satellite tracking, integrated control systems, closed circuit television and online measurement systems.

In particular, during 2011, we implemented the following strategic measures in order to decrease incidents of theft in our facilities:

•

Inspected 1,075 kilometers of pipelines, of which 392 kilometers were located in the Northern region, 183 kilometers were located in the Central region, 305 kilometers were located in the Southeastern region and 195 kilometers were located in the Western region, through the use of in-line devices known as go-devils, which led to the identification of 41 incidents of illegal tapping.

•

Increased pipeline surveillance, as well as right-of-way and facilities inspection to an average of 20,000 kilometers per day by vehicles and 700 kilometers per day by foot, in coordination with the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Ministry of the Navy.

•

In 2011, we operated 53 mobile laboratories and we will acquire 24 additional units in 2012, for a total of 77 in operation. In 2011, these mobile laboratories made approximately 29,827 visits to gas stations in Mexico in order to test the quality of our products and prevent the sale of tampered products.

•

Monitored gas stations through volumetric control data in collaboration with the Servicio de Administración Tributaria (Tax Management Service) and the Sistema Nacional de Protección Civil (National System of Civil Protection).

•	Maintained and updated the satellite tracking systems in 1,360 tankers owned by PEMEX, which detect illegal route deflections in the delivery of gasoline to monitored gas stations.

•

Commenced expansion of the supervisory control and data acquisition (SCADA) measurement system, which, along with ultrasonic flow measurers, aided in the detection of 46 incidents of illegal tapping in the Cactus-Guadalajara 24”-20”-14” LPG Line. We estimate that by June 30, 2012, the SCADA system will be fully installed and will monitor and control seven pipelines, and by 2014, there will be 47 additional systems integrated into SCADA.

•

Used closed-circuit television to monitor 31 storage terminals, which led to the discovery of five employees manipulating measurement systems during an unloading operation, resulting in their termination.

•

Coordinated with states and the Mexican Government to create 22 regional groups to manage and immediately respond to emergencies, such as spills or explosions, caused by illegal tapping into pipelines.

•	Created eight specialized groups to respond to spills and emergencies.

•	Collaborated with the Ministry of National Defense, the Ministry of the Navy, the Federal Attorney General’s Office and the Policía Federal (Federal Police) to intensify surveillance of pipelines.

•	Entered into agreements with various state governments relating to civil defense, confidentiality and information sharing, including the map of our strategic facilities.

•	Coordinated with the Secretaría de Seguridad Pública (Ministry of Public Security) to establish a toll-free number to receive public reports of emergencies in PEMEX’s facilities and rights-of-way.

•

Encouraged anonymous citizen reporting of illicit market activities through the creation of toll-free numbers and a dedicated email address, as well as campaigns and public announcements in mass media outlets, including radio, newspapers, television and the internet.

The preventive actions, conducting of in-line inspections and timely monitoring and analysis of pipeline pressure drops, each as described above, have allowed us to detect illegal pipeline taps more quickly, and have reduced our time of exposure to theft. Notwithstanding these improvements in our security and monitoring systems, the estimated lost volume of gasoline and diesel during 2011 was 3.5 million barrels, 150% greater than the 1.4 million barrels of estimated lost volume during 2010. In addition, the estimated lost volume of crude oil and condensates during 2011 was 3.3 million barrels, 5.7% less than the 3.5 million barrels of estimated lost volume during 2010 (an amount which we have revised from the total of 2.3 million barrels of estimated lost volume of crude oil and condensates during 2010 that we previously reported, due to revisions in our methodology for estimating lost volume).

In connection with the effort to combat the incidence of theft in the national pipeline system, we carried out, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Federal Attorney General’s Office in 2011, the identification and sealing of 1,419 illegal pipeline taps.

The estimated lost volume of gasoline and diesel due to illicit activities during the period from January to March 2012 was 0.80 million barrels, 5.3% greater than the 0.76 million barrels of estimated lost volume during the same period of 2011. In addition, the estimated lost volume of crude oil and condensates during the period from January to March 2012 was 0.70 million barrels, 25.5% less than the 0.94 million barrels of estimated lost volume during the same period of 2011.

During the first three months of 2012, we have implemented several strategic measures in order to decrease incidents of theft in our facilities, including the performance of one technical operational assessment in PEMEX facilities, in order to verify the proper application of our operating procedures regarding the measurement and distribution of our products and to detect those areas most vulnerable to illegal activities. In addition, in connection with the effort to combat the incidence of theft in the national pipeline system, we carried out, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Federal Attorney General’s Office in the first three months of 2012, the identification and sealing of 384 illegal pipeline taps (351 in Pemex-Refining pipelines, 22 in Pemex-Exploration and Production pipelines and 11 in Pemex-Gas and Basic Petrochemicals pipelines) from January through May 2012. The states with the highest incidence of illegal taps in this period were: Tamaulipas with 54, Veracruz with 50, Sinaloa with 42, Nuevo León with 34 and Puebla with 26. A corresponding criminal report was filed in each of these cases, which resulted in 52 individuals being charged with hydrocarbons theft.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim before the United States District Court for the Southern District of Texas against BASF Corporation; Murphy Energy Corporation; Trammo Petroleum Inc.; BIO-UN Southwest Inc.; Valley Fuels LTD; U.S. Petroleum Depot, Inc.; Continental Fuels Inc.; and High Sierra Crude Oil Marketing, L.P., as well as against several individuals who were charged in criminal investigations related to theft of natural gas condensate from the Burgos basin and its subsequent illegal sale. The purpose of this and subsequent claims is to prevent the illegal purchase and resale of our products in the United States and to recover damages caused by such activities in an amount up to the value of the stolen natural gas condensate that it alleges was purchased and then resold by the defendants. Subsequently, Pemex-Exploration and Production identified other parties allegedly involved in the illegal purchase and resale of stolen petroleum products originating in Mexico. On May 29, 2011, Pemex-Exploration and Production filed an additional civil claim before the U.S. District Court for the Southern District of Texas against Big Star Gathering LTD L.L.P.; F&M Transportation, Inc.; Joplin Energy, LLC, f/k/a Hutchison Hayes Energy, LLC; Plains All-American Pipeline, L.P.; SemCrude, L.P.; Saint James Oil, Inc.; Superior Crude Gathering Inc.; TransMontaigne Partners, L.P.; Western Refining Company, L.P; and two individuals. These claims were subsequently joined into one claim, which we refer to as the initial illegal sale claim. On January 27, 2012, Pemex-Exploration and Production filed an amendment to this civil claim to include nine new defendants, including Shell Trading (US) Company (STUSCO), and also sought to add new claims for breach of contracts, breach of warranty of title and fraud, which it was able to assert after entering into agreements with AGE Refinery, Flint Hills Resources and Valero Marketing whereby these companies assigned to Pemex-Exploration and Production all of their claims related to their alleged purchase of stolen Mexican condensate. Pemex-Exploration and Production therefore sued individually and as an assignee. The United States District Court for the Southern District of Texas ruled on April 10, 2012 that only three of the new defendants could be added, and that six of the new defendants, including STUSCO, as well as the assigned claims, could not be added to this civil claim. Pemex-Exploration and Production intends to designate its experts, who will file their testimony in support of the amount of damages sought in the initial illegal sale claim, no later than July 5, 2012. As of the date of this report, the initial illegal sale claim remains in the evidentiary stage and it is expected that a jury will be selected in the first quarter of 2013.

As a result, on April 11, 2012, Pemex-Exploration and Production filed a new civil claim, which we refer to as the subsequent illegal sale claim, before the United States District Court for the Southern District of Texas against twelve parties: STUSCO and Shell Chemical Co.; ConocoPhillips; Big Star Gathering LTD, L.L.P.; F&M Transportation, Inc.; Superior Crude Gathering Inc.; Murphy Energy Corporation; High Sierra Crude Oil & Marketing LLC; St. James Energy Operating Inc.; Plains Marketing L.P.; Sunoco Partners Marketing & Terminals L.P.; FR Midstream Transport L.P.; and Marathon Petroleum Co. L.P. The subsequent illegal sale claim alleges largely the same conversion-based claims asserted in the initial illegal sale claim, as well as the assigned claims for breach of contracts, breach of warranty of title and fraud that it attempted to add in the initial illegal sale claim.

On October 25, 2011, amendments to the Código Penal Federal (Federal Criminal Code), Código Federal de Procedimientos Penales (Federal Code of Criminal Procedures) and Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime) to combat the illicit market in fuels became effective. These amendments, among other measures, provide for the criminal punishment of:

•

any person who illegally extracts and exploits crude oil, refined or processed hydrocarbons, or their derivatives, from pipelines, equipment or installations of PEMEX. Such acts will be considered organized crime;

•	any person who tampers with the pipelines, equipment or installations of PEMEX;

•

any person who tampers with the measurement instruments used to sell or supply refined or processed hydrocarbons or their derivatives or who sells or supplies gasoline, diesel or gas liquids, knowing that he or she is delivering an amount less than the amount invoiced; and

•	any person who possesses or safeguards stolen refined or processed hydrocarbons or their derivatives.

These amendments impose penalties for these crimes of up to twelve years in prison and fines of up to 12,000 times the daily minimum wage. A harsher penalty may be imposed if the person responsible is or has been a petroleum industry worker or a public official.

Civil Actions

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. At December 31, 2011, we had accrued a reserve of Ps. 8.4 billion for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 17 to our audited financial statements included in this annual report, and that description is incorporated by reference under this Item.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approved the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although until January 2007 Petróleos Mexicanos paid an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2006 and 2007, Petróleos Mexicanos made advance payments to the Mexican Government in aggregate annual amounts of Ps. 269 million and Ps. 4,260 million, respectively, toward the minimum guaranteed dividends for those years. On January 2, 2007, Petróleos Mexicanos made its final advance payment of minimum guaranteed dividends. We do not have a dividend policy; the Mexican Government may require that we make dividend payments at any time. On August 20, 2008, the Board of Directors of Petróleos Mexicanos approved the payment of a Ps. 4,270 million dividend to the Mexican Government. No dividends were declared or paid in 2009, 2010 or 2011. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and Certificates of Contribution ‘A.’”

Item 9.	The Offer and Listing

Trading in the debt securities issued by Petróleos Mexicanos takes place primarily in the over-the-counter market. All the debt securities issued by Petróleos Mexicanos that are registered pursuant to the U.S. Securities Act of 1933 (which we refer to as the Securities Act) are also listed on the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange.

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

Material Contracts

On November 10, 1998, Petróleos Mexicanos, The Bank of New York Mellon (formerly The Bank of New York) and The Bank of New York (Delaware) entered into a Trust Agreement, which created the Master Trust and designated The Bank of New York Mellon as Managing Trustee and The Bank of New York (Delaware) as Delaware Trustee. On the same date, Petróleos Mexicanos, the subsidiary entities (except for Pemex-Petrochemicals) and the Master Trust, acting through The Bank of New York Mellon, entered into an Assignment and Indemnity Agreement. This agreement provided for the assignment by such subsidiary entities to the Master Trust of certain payment obligations relating to PIDIREGAS, the arrangement by Petróleos Mexicanos of financing on behalf of the Master Trust to meet such payment obligations, the payment by Petróleos Mexicanos and such subsidiary entities to the Master Trust of the amounts necessary to meet the Master Trust’s obligations under such financings and the indemnification of the Master Trust by Petróleos Mexicanos and such subsidiary entities. The Trust Agreement was amended on each of November 17, 2004, December 22, 2004 and August 17, 2006, and the Assignment and Indemnity Agreement was amended on August 17, 2006. The purpose of the August 17, 2006 amendment was to include Pemex-Petrochemicals as a party to the Assignment and Indemnity Agreement. Effective January 30, 2009, the Master Trust and Fideicomiso F/163 assigned certain rights to Petróleos Mexicanos in consideration of the cancellation of debt that these entities had issued to Petróleos Mexicanos between 2006 and 2008 pursuant to several inter-company private placements. In addition, effective January 1, 2009, in connection with amendments to the Federal Law of Budget and Fiscal Accountability, Petróleos Mexicanos agreed to assume primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163 continued to act as servicers of all of this indebtedness until such time as Petróleos Mexicanos legally assumed, as primary obligor, their indebtedness under the related agreements. These assumptions occurred during the second half of 2009. On August 16, 2011, Fideicomiso F/163 was terminated, and on December 20, 2011, the Master Trust was terminated.

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

As of December 31, 2010 and 2011, we have entered into contracts with various contractors for approximate amounts of Ps. 421,101 million and Ps. 350,248 million, respectively. These contracts are for the development of investment projects. See Note 16(f) to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Credit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, Petróleos Mexicanos’ obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Petróleos Mexicanos issued approximately U.S. $6.1 billion of notes under this program in 2009. In January 2010, Petróleos Mexicanos increased the size of this program to U.S. $12 billion, and in December 2010, Petróleos Mexicanos increased the size of this program to U.S. $22 billion and appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. Petróleos Mexicanos issued approximately U.S. $5.1 billion of notes and bonds under this program in 2010. Petróleos Mexicanos issued U.S. $3.5 billion of notes and bonds under this program in 2011.

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

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities and the 2011 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-103197), which was declared effective by the SEC on February 24, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $500,000,000 of 8.625% Bonds due 2022 and up to U.S. $1,000,000,000 of 7.375% Notes due 2014. Pursuant to a registration statement on Form F-4 (File No. 333-107905), which was declared effective by the SEC on August 21, 2003, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $510,154,000 of 8.625% Bonds due 2022 and up to U.S. $757,265,000 of 7.375% Notes due 2014. We refer to the securities registered in 2003 under these registration statements as the 2003 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-118373), which was declared effective by the SEC on August 31, 2004, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $18,095,000 of 7.375% Notes due 2014 and up to U.S. $47,085,000 of 8.625% Bonds due 2022. We refer to the securities registered in 2004 as the 2004 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-126941), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $324,220,000 of 9 1/4% Bonds due 2018, U.S. $228,735,000 of 8.625% Bonds due 2023, U.S. $354,477,000 of 9.50% Bonds due 2027, U.S. $403,746,000 of POMESSM due 2027, U.S. $1,000,000,000 of 5.75% Notes due 2015 and U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2035. Pursuant to a registration statement on Form F-4 (File No. 333-126948), which was declared effective by the SEC on January 13, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $25,780,000 of 9 1/4% Bonds due 2018, U.S. $21,265,000 of 8.625% Bonds due 2023, U.S. $45,523,000 of 9.50% Bonds due 2027 and U.S. $96,254,000 of POMESSM due 2027. All outstanding POMES registered under these registration statements were, on March 15, 2006, mandatorily exchanged for 9.50% Bonds due 2027. Pursuant to a registration statement on Form F-4 (File No. 333-136674), which was declared effective by the SEC on November 3, 2006, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $759,254,000 of 5.75% Notes due 2015 and U.S. $751,995,000 of 6.625% Guaranteed Bonds due 2035. We refer to the securities registered in 2006 under these registration statements as the 2006 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-152486), which was declared effective by the SEC on December 18, 2008, the Master Trust, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,500,000,000 of 5.75% Guaranteed Notes due 2018, up to U.S. $501,000,000 of 6.625% Guaranteed Bonds due 2035 and up to U.S. $500,000,000 of 6.625% Guaranteed Bonds due 2038. We refer to the securities registered in 2008 as the 2008 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-160799), which was declared effective by the SEC on August 25, 2009, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,000,000,000 of 8.00% Notes due 2019. We refer to the securities registered in 2009 as the 2009 Securities.

Effective as of September 30, 2009, Petróleos Mexicanos assumed, as primary obligor, all of the Master Trust’s obligations as issuer of the 2001 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities and the 2008 Securities. As a result, effective as of September 30, 2009, Petróleos Mexicanos is the issuer of all Registered Securities (as defined below).

Pursuant to a registration statement on Form F-4 (File No. 333-168326), which was declared effective by the SEC on August 31, 2010, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $63,314,000 of 8.00% Notes due 2019, up to U.S. $1,500,000,000 of 4.875% Notes due 2015, up to U.S. $1,000,000,000 of 6.000% Notes due 2020, up to U.S. $2,000,000,000 of 5.50% Notes due 2021 and up to U.S. $1,000,000,000 of 6.625% Bonds due 2035. We refer to the securities registered in 2010 as the 2010 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-175821), which was declared effective by the SEC on August 31, 2011, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $1,000,000,000 of 5.50% Notes due 2021 and up to U.S. $1,250,000,000 of 6.500% Bonds due 2041. We refer to the securities registered in 2011 as the 2011 Securities, and together with the 1997 Securities, the 1998 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities and the 2010 Securities, as the Registered Securities.

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

Taxation of Interest. Under the Mexican Income Tax Law and rules issued by the SHCP applicable to PEMEX, payments of interest (which is deemed to include any amounts paid in excess of the original issue price of the relevant securities), made by a Mexican issuer (including Petróleos Mexicanos) in respect of notes or bonds and other debt securities to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, if the following requirements are met:

•	notice relating to the offering of such notes or bonds is given to the CNBV as required under the Securities Market Law and evidence of such notice is timely filed with the SHCP;

•	such notes or bonds are placed outside of Mexico through banks or brokerage houses in a country that has entered into a treaty to avoid double taxation with Mexico; and

•	the issuer duly complies with the information requirements established in the general rules issued by the SHCP for such purposes.

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

Additional Amounts. Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have agreed, subject to specified exceptions and limitations, to:

•

pay Additional Amounts (as defined in the indenture dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 1997 Securities in respect of the Mexican withholding taxes mentioned above;

•

pay Additional Amounts (as defined in the indenture dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 1998 Securities in respect of the Mexican withholding taxes mentioned above;

•

pay Additional Amounts (as defined in the indenture dated as of July 31, 2000, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2003 Securities and the 2004 Securities in respect of the Mexican withholding taxes described above;

•

pay Additional Amounts (as defined in the indenture dated as of December 30, 2004, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities and the 2008 Securities in respect of the Mexican withholding taxes described above; and

•

pay Additional Amounts (as defined in the indenture dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2009 Securities, the 2010 Securities and the 2011 Securities in respect of the Mexican withholding taxes described above.

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

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are assumed to be known to investors. This summary generally does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, certain short-term holders of Registered Securities, traders in securities electing to mark-to-market, or persons that hedge their exposure in the Registered Securities or hold the Registered Securities as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “conversion transaction” or other integrated investment comprised of such securities and one or more other investments, nor does it address the tax treatment of holders that did not acquire the Registered Securities at their issue price as part of the initial distribution. Investors who purchased the Registered Securities at a price other than the issue price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. United States Holders should be aware that the U.S. federal income tax consequences of holding the Registered Securities may be materially different for investors described in the prior sentence, including as a result of recent changes in law applicable to investors with short holding periods or that engage in hedging transactions.

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

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk takers and management. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

Hydrocarbon Price Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, Pemex-Gas and Basic Petrochemical’s domestic sales of LPG have been subject to price controls imposed by the Mexican Government. These price controls scheme fix the sale price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. During 2010 and 2011, we did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG. We reexamine our price risk exposure periodically in order to determine the optimal strategy to be implemented for a specific period of time.

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

We did not hedge the price risk associated with any of our crude oil production for the years 2007 to 2011.

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

Cross-Currency Swaps

Most of our debt is denominated in U.S. dollars or pesos. Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding or expose us to foreign exchange risk. For non-U.S. dollar and peso issuances, since 1991, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which we swap into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

In 2010, we entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in UDIs and Swiss francs for an aggregate notional amount of U.S. $426.2 million. In 2011, we entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in UDIs for an aggregate notional amount of U.S. $214.4 million.

In March 2012, we entered into three cross-currency swaps to hedge currency risk arising from debt obligations denominated in Swiss francs, for an aggregate notional amount of U.S. $328.6 million.

Most of our cross-currency swaps are straightforward, with no unusual terms, except for two swaps entered into in 2002 and 2004 to hedge our exposure to Japanese yen and euros, with termination dates in 2023 and 2016, respectively. These swaps are referred to as “extinguishing swaps” and were obtained in order to be able to hedge long-term obligations. The main characteristic of extinguishing swaps is that PEMEX’s counterparty has a right to terminate the DFI upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million and U.S. $1,028.5 million, respectively.

We recorded a total net foreign exchange gain in the comprehensive financing cost item of Ps. 14,685 million in 2009 and a total net foreign exchange gain in this item of Ps. 20,167 million in 2010. Our foreign exchange gains in 2009 and 2010 were due to the effect of the appreciation of the peso in each of those years on the value in pesos of our U.S. dollar-denominated debt. In 2011, we recorded a net foreign exchange loss of Ps. 58,801 million in comprehensive financing result, as a result of the significant depreciation of the peso in 2011 as compared to 2010, which resulted in an increase in the peso value of our U.S. dollar-denominated debt.

Interest Rate Risk

We are exposed to fluctuations in interest rates on short- and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates and to the Mexican Interbank Interest Rate (TIIE). Through our issuances we have sought to achieve a desired mix of fixed and floating rate instruments in our debt portfolio. As of December 31, 2011, approximately 40.1% of our total net debt outstanding consisted of floating rate debt. On occasion, to follow the strategy of offsetting expected inflows and outflows, we have entered into interest rate swaps as described below.

Interest Rate Swaps

Under our interest rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on the LIBOR, TIIE or a rate referenced to or calculated from the TIIE. As of December 31, 2011, we were a party to interest rate swap agreements denominated in pesos for a notional amount equivalent to U.S. $621.9 million, an average fixed interest rate of approximately 11.43% and a weighted average term of approximately 1.1 years, and to interest rate swaps denominated in U.S. dollars for a notional amount of U.S. $37.2 million, an average fixed interest rate of approximately 5.28% and a weighted average term of approximately 9.4 years.

The cross-currency and interest rate swaps described above are entered into to hedge financial risk related to PEMEX’s operations, mainly liabilities. Notwithstanding their purpose, these transactions do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses arising from these DFIs are generally offset by profits or losses from the positions to which they relate.

The market value of our foreign exchange and interest rate derivatives position was Ps. 7,004.3 million as of December 31, 2010 and Ps. 4,107.7 million as of December 31, 2011.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties’ creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio. Moreover, we have entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting PEMEX’s exposure with its counterparties to a specific threshold amount. During 2010 and 2011, the specified thresholds were reached in seven and four cross-currency swaps used to hedge exposure to the euro and pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

Instruments Entered into for Trading Purposes

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays variable amounts and receives total return on the Repsol shares.

Between July and September 2011, we acquired 57,204,240 shares of Repsol YPF through our affiliate P.M.I. Holdings, B.V. In order to protect that investment, P.M.I. Holdings, B.V. entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014.

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

The following tables set forth our portfolio of debt and DFIs as of December 31, 2011. It should be noted that:

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

•

fair values are obtained from market quotes received from market sources such as Reuters and Bloomberg and, with regard to natural gas, forward curves are supplied by the Kiodex Risk Workbench platform;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	the information is presented in equivalents of the peso, which is our reporting currency; and

•	each instrument’s actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2011(1)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2012	2013	2014	2015	2016	Thereafter
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)(2)	14,743,777	4,183,896	9,637,600	29,562,908	5,412,508	236,414,763	299,955,451	327,760,373
Average Interest Rate (%)	—	—	—	—	—	—	6.0291%	—
Fixed rate (Japanese yen)	1,642,825	1,642,825	1,642,825	1,642,825	1,058,484	5,968,225	13,598,010	12,964,084
Average Interest Rate (%)	—	—	—	—	—	—	2.7726%	—
Fixed rate (Pounds)	—	8,697,000	—	—	—	7,609,875	16,306,875	18,794,903
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	3,600,000	—	—	9,500,000	7,500,000	20,000,000	40,600,000	40,487,033
Average Interest Rate (%)	—	—	—	—	—	—	9.0924%	—
Fixed rate (UDIs)	—	—	—	—	—	21,438,199	21,438,199	15,295,903
Average Interest Rate (%)	—	—	—	—	—	—	7.3774%	—
Fixed rate (euros)	961	9,080,711	504	47	15,435,598	39,950,900	64,468,721	68,391,694
Average Interest Rate (%)	—	—	—	—	—	—	5.8307%	—
Fixed rate (Swiss Francs)	—	—	7,459,950	—	—	—	7,459,950	7,730,880
Average Interest Rate (%)	—	—	—	—	—	—	3.5000%	—

Total fixed rate debt	19,987,563	23,604,433	18,740,879	40,705,780	29,406,590	331,381,962	463,827,207	491,424,869

Variable rate (U.S. dollars)	62,013,937	44,325,803	18,917,228	12,560,042	40,045,171	25,745,906	203,608,087	194,228,316
Variable rate (Japanese yen)	—	—	3,798,235	—	—	11,603,200	15,401,435	13,002,520
Variable rate (euros)	4,854,647	4,821,377	4,837,991	—	—	—	14,514,015	15,993,060
Variable rate (pesos)	15,033,333	13,820,733	20,666,667	9,126,447	11,166,667	7,000,000	76,813,847	74,045,162

Total variable rate debt	81,901,918	62,967,913	48,220,121	21,686,488	51,211,838	44,349,106	310,337,383	297,269,059

Total debt(2)	101,889,481	86,572,346	66,961,000	62,392,268	80,618,428	375,731,068	774,164,591	788,693,928

Note:	Numbers may not total due to rounding.
(1)	The information in this table has been calculated using exchange rates at December 31, 2011 of: Ps. 13.9904 = U.S. $1.00; Ps. 0.1813 = 1.00 Japanese yen; Ps. 21.7425 = 1.00 British pound; Ps. 4.691316 = 1.00 UDI; Ps. 18.1595 = 1.00 euro and Ps. 14.9199 = 1.00 Swiss Franc.
(2)	Includes notes payable to contractors.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate, Currency and Equity Risk) as of December 31, 2011(1)

Derivative financial instruments held or issued for purposes other than trading:(2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(3)
	2012	2013	2014	2015	2016	Thereafter
	(in thousands of nominal pesos, except as noted)
Hedging Instruments(2)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	43,885	46,259	48,762	51,400	54,180	276,587	521,073	(51,030)
Average pay rate	5.28%	5.28%	5.28%	5.28%	5.28%	5.28%	5.28%	n.a.
Average receive rate	2.31%	2.51%	2.79%	3.42%	3.93%	4.75%	3.87%	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	1,200,000	7,500,000	—	—	—	—	8,700,000	(760,027)
Average pay rate	11.38%	11.48%	—	—	—	—	11.43%	n.a.
Average receive rate	4.98%	5.15%	—	—	—	—	5.07%	n.a.
Currency DFIs
Cross Currency Swaps
Receive euros/ Pay U.S. dollars	—	9,079,770	—	—	14,389,126	41,478,108	64,947,004	(2,713,982)
Receive Japanese yen/ Pay U.S. dollars	1,151,831	1,151,831	3,949,909	1,151,831	721,359	14,809,876	22,936,636	6,374,421
Receive Pounds/ Pay U.S. dollars	—	9,549,707	—	—	—	8,303,764	17,853,471	(294,596)
Receive UDI/ Pay pesos	—	—	—	—	—	21,191,755	21,191,755	698,943
Receive Swiss Francs/ Pay U.S. dollars	—	—	6,694,755	—	—	—	6,694,755	802,898
Exchange Rate Forward
Receive euros/ Pay U.S. dollars	4,837,991	4,837,991	4,837,991	—	—	—	14,513,974	(279,474)

	(in thousands of shares)							(in thousands of nominal pesos)
Equity DFIs
Equity Options on Repsol shares	19,068	19,068	19,068	—	—	—	57,204	125,002

Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	58,680	—	—	—	—	—	58,680	1,520,056

Notes:	Numbers may not total due to rounding.

n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2011 of Ps. 13.9904 = U.S. $1.00 and Ps. 18.1595 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to PEMEX.

Source: Petróleos Mexicanos and P.M.I. Trading, Ltd.

Quantitative Disclosure of Market Risk (Natural Gas Derivatives) as of December 31, 2011(1)

Derivative financial instruments held for trading purposes:

	2012	2013	2014	2015	2016	Thereafter	Total Volume	Fair Value(2)
	(in MMBtu, except that average fixed and strike prices are in U.S. $ per MMBtu)							(in thousands of nominal pesos)
Derivatives entered into with Customers of Pemex-Gas and Basic Petrochemicals
Short
European Call Option	2,824,904	1,353,954	1,162,564	250,500	122,400	—	5,714,322	(6,262)
Average strike price	5.96	6.73	6.88	5	5	—	6.27	n.a.
Variable to Fixed Swap(3)	26,073,621.3	2,816,654	279,150	114,000	28,500	—	29,311,925	629,393
Average fixed price	4.48	7.47	5.02	4.85	4.78	—	4.78	n.a.
Long
European Call Option	—	66,672	—	—	—	—	66,672	10
Average strike price	—	8.00	—	—	—	—	8.00	n.a.
Variable to Fixed Swap(4)	122,115	—	—	—	—	—	122,115	(2,386)
Average fixed price	4.52	—	—	—	—	—	4.52	n.a.

Derivatives entered into with Third Parties to Offset Transactions entered into with Customers
Short
European Call Option	—	66,672	—	—	—	—	66,672	(10)
Average strike price	—	8.00	—	—	—	—	8.00	n.a.
Long						—
European Call Option	2,818,604	1,353,954	1,162,564	250,500	122,400	—	5,708,022	6,261
Average strike price	5.96	6.73	6.88	5.00	5.00	—	6.27	n.a.
Variable to Fixed Swap(4)	25,948,513	2,814,654	279,150	114,000	28,500	—	29,184,817	(606,221)
Average fixed price	4.43	7.41	4.88	4.73	4.63	—	4.73	n.a.

Notes:	Numbers may not total due to rounding.
n.a. = not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2011 of Ps. 13.9904 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PEMEX.
(3)	Under short variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay a variable price and receive the fixed price specified in the contract.
(4)	Under long variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay the fixed price specified in the contract and receive a variable price.

Source: Pemex-Gas and Basic Petrochemicals.

Quantitative Disclosure of Market Risk (Petroleum Products) as of December 31, 2011(1)

Derivative financial instruments held or issued for purposes other than trading:(2)

	2012	2013	2014	2015	2016	Thereafter	Total Volume	Fair Value(3)
		(in thousands of barrels)						(in thousands of nominal pesos)
Hedging Instruments(2)
OTC fixed for floating swaps	(551)	—	—	—	—	—	(551)	(23,473)
Exchange-traded futures(4)	(3,625)	—	—	—	—	—	(3,625)	(112,897)
Exchange-traded swaps(5)	(3,319)	—	—	—	—	—	(3,319)	(71,472)

Notes:	Numbers may not total due to rounding.
OTC = Over-the-Counter.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2011 of Ps. 13.9904 = U.S. $1.00.
(2)	These DFIs do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to P.M.I. Trading, Ltd.
(4)	Net position.
(5)	OTC transactions registered in NYMEX Clearport are included in these figures.
Source:	P.M.I. Trading, Ltd.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our chief financial officer concluded that our disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Director General and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of PEMEX’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework and the Control Objectives for Information and Related Technology (COBIT) created by the IT Governance Institute.

Management relied on Auditing Standards No. 2 and 5 of the Public Company Accounting Oversight Board (PCAOB) in order to create an appropriate framework to evaluate the effectiveness of the design and operation of PEMEX’s internal control over financial reporting.

Based on our assessment and those criteria, management concluded that PEMEX maintained effective internal control over financial reporting as of December 31, 2011.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In accordance with the Petróleos Mexicanos Law, the Audit and Performance Evaluation Committee of Petróleos Mexicanos, in its meeting held on September 6, 2011, appointed KPMG Cárdenas Dosal, S.C. as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal year 2011, prepared in accordance with Governmental Accounting Standards. The Audit and Performance Evaluation Committee of Petróleos Mexicanos also appointed KPMG Cárdenas Dosal, S.C., as external auditor, to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal year 2011, prepared in accordance with Mexican FRS and standards issued by the PCAOB, as well as to perform other services associated with the auditing of such consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed and billable to us by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, during the fiscal years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010	2011
	(in thousands of nominal pesos)
Audit fees	Ps. 41,244	Ps. 47,045
Audit-related fees	12,332	17,915
Tax fees	41	—
Other fees	373	631

Total fees	Ps. 53,990	Ps. 65,591

Audit fees in the above table are the aggregate fees billed and billable by KPMG Cárdenas Dosal, S.C. for services provided in connection with the audits of our annual financial statements in each year, statutory filings and statutory audits, as well as services provided in accordance with the instructions of the Audit and Performance Evaluation Committee of Petróleos Mexicanos and the SFP, respectively. Audit-related fees in the above table are the aggregate fees billed by KPMG Cárdenas Dosal, S.C. for services provided in 2010 and 2011 in connection with regulatory filings, limited reviews of interim financial information, review of public filings of financial information and review of documents related to the offering of securities. Other fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2010 and 2011 related to an agreed-upon procedures report in order to comply with a contract entered into by a subsidiary company.

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

On December 8, 2009, the Audit and Performance Evaluation Committee of Petróleos Mexicanos issued criteria for the performance of services by the external auditor. In accordance with these criteria, the external auditor may audit the financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for no more than four consecutive fiscal years as of the date these criteria were issued, except in special circumstances. An auditing firm that has performed such services may again be considered in the selection process for our external auditor after a period of at least two years since concluding such services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-127, incorporated herein by reference.

Item 19.	Exhibits. Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective November 29, 2008 (English translation) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) effective September 5, 2009 (English translation) (previously filed as Exhibit 1.2 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

1.3	Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities, which we refer to as the Subsidiary Entities Decree), effective March 22, 2012 (English translation).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 (File No. 0-99) and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 3.

10.1	Consent letter of Ryder Scott Company, L.P.

10.2	Report on Reserves Data by Ryder Scott Company, L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2011.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2012.

10.5	Consent letter of DeGolyer and MacNaughton.

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2012.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

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

Date: April 30, 2012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 AND 2009

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2011, 2010 and January 1, 2010, and the related consolidated statements of operations, cash flows, and changes in equity (deficit) for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of PEMEX’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2011, 2010 and January 1, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with Mexican Financial Reporting Standards.

As discussed in Note 3(ab)(i) to the consolidated financial statements, PEMEX has changed its method of accounting and reporting for inventory effective January 1, 2011 with retroactive application due to the adoption of Mexican Financial Reporting Standards C-4 “Inventories.”

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

/S/ EDUARDO PALOMINO
Eduardo Palomino Mexico City, Mexico April 30, 2012

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011 AND 2010

(Figures stated in thousands, except as noted)

	December 31, 2011				December 31, 2010		January 1, 2010
	(Unaudited; in thousands of U.S. dollars)				(Restated Note 3(ab))		(Restated Note 3(ab))
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	U.S. $	8,370,033	Ps.	117,100,111	Ps.	133,587,079	Ps.	159,760,316
Accounts, notes receivable and other—Net (Note 6)		11,054,628		154,658,669		120,887,383		126,755,377
Inventories—Net (Notes 7 and 3(ab)(i))		3,155,911		44,152,462		40,518,866		38,449,015
Derivative financial instruments (Note 12)		1,208,188		16,903,030		20,917,211		26,277,917
Available-for-sale investment securities (Note 8)		1,762,350		24,655,980		—		—

		17,181,077		240,370,141		182,323,460		191,482,309

Total current assets		25,551,110		357,470,252		315,910,539		351,242,625

Permanent investments in shares of non-consolidated subsidiaries, affiliates and others (Note 9)		923,016		12,913,364		11,116,080		9,762,401
Wells, pipelines, properties, plant and equipment—Net (Note 10)		82,378,322		1,152,505,680		1,061,387,901		967,591,500
Other assets—Net		747,347		10,455,680		6,782,060		4,986,588

Total assets	U.S. $	109,599,795	Ps.	1,533,344,976	Ps.	1,395,196,580	Ps.	1,333,583,114

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 11)	U.S. $	7,898,091	Ps.	110,497,449	Ps.	89,554,617	Ps.	102,600,324
Suppliers		3,810,697		53,313,171		43,474,439		63,277,711
Accounts and accrued expenses payable		937,037		13,109,526		9,602,215		11,590,917
Taxes and duties payable		4,701,113		65,770,459		52,565,900		48,453,301
Derivative financial instruments (Note 12)		770,478		10,779,297		12,056,457		17,038,139

Total current liabilities		18,117,416		253,469,902		207,253,628		242,960,392
Long-term liabilities:
Long-term debt (Note 11)		48,052,601		672,275,110		575,170,797		529,258,434
Reserve for sundry creditors and others		4,594,884		64,284,261		55,493,441		43,524,319
Reserve for employee benefits (Note 13)		52,251,329		731,016,999		661,365,065		576,200,934
Deferred taxes (Notes 19(k) and 19(m))		444,436		6,217,833		7,215,760		6,933,120

Total liabilities		123,460,666		1,727,264,105		1,506,498,691		1,398,877,199
EQUITY (DEFICIT) (Note 15):
Certificates of Contribution “A”		6,930,323		96,957,993		96,957,993		96,957,993
Mexican Government contributions to Petróleos Mexicanos		12,893,300		180,382,423		180,382,423		180,382,301
Legal reserve		70,587		987,535		987,535		987,535
Donation surplus		246,365		3,446,743		3,446,743		1,004,346
Accumulated other comprehensive income (loss)		947,978		13,262,597		4,396,294		6,319,602

		21,088,553		295,037,291		286,170,988		285,651,777

Accumulated losses:
(Deficit) from prior years (Note 3(ab)(i))		(28,410,417)		(397,473,099)		(350,945,862)		(350,945,862)
Net (loss) for the year (Note 3(ab)(i))		(6,539,007)		(91,483,321)		(46,527,237)		—

		(34,949,424)		(488,956,420)		(397,473,099)		(350,945,862)

Total (deficit)		(13,860,871)		(193,919,129)		(111,302,111)		(65,294,085)

Total liabilities and equity	U.S. $	109,599,795	Ps.	1,533,344,976	Ps.	1,395,196,580	Ps.	1,333,583,114

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	2011		2011		2010		2009
	(Unaudited; in thousands of U.S. dollars)				(Restated Note 3(ab)(i))		(Restated Note 3(ab)(i))
Net sales:
Domestic	U.S. $	55,695,189	Ps.	779,197,974	Ps.	683,853,335	Ps.	596,369,519
Export		55,249,697		772,965,362		592,907,683		488,260,296
Services income		447,849		6,265,586		5,303,292		5,291,516

		111,392,735		1,558,428,922		1,282,064,310		1,089,921,331
Cost of sales (Notes 3(g) and 3(ab)(i))		55,797,228		780,625,539		631,355,045		560,842,783

Gross income		55,595,507		777,803,383		650,709,265		529,078,548
General expenses:
Transportation and distribution expenses		2,240,752		31,349,011		33,274,186		31,856,197
Administrative expenses		4,648,119		65,029,047		70,978,545		68,652,803

Total general expenses		6,888,871		96,378,058		104,252,731		100,509,000

Operating income		48,706,636		681,425,325		546,456,534		428,569,548

Other revenues (principally IEPS benefit)—Net (Notes 19(j) and 3(ab)(iii))		13,977,076		195,544,884		71,585,528		39,768,759
Comprehensive financing result:
Interest paid—Net (includes valuation effects of derivative financial instruments (Notes 12(viii) and 3(z))		(2,347,378)		(32,840,763)		(32,136,671)		(29,992,464)
Exchange (loss) gain—Net (Note 3(z))		(4,202,927)		(58,800,623)		20,167,333		14,684,597

		(6,550,305)		(91,641,386)		(11,969,338)		(15,307,867)
(Loss) profit sharing in non-consolidated subsidiaries, affiliates and others (Notes 3(ab)(iii) and 9)		(56,924)		(796,398)		1,540,688		(767,228)

Income before taxes, duties and other charges		56,076,483		784,532,425		607,613,412		452,263,212
Hydrocarbon extraction duties and others (Note 19)		62,306,063		871,686,746		649,956,286		542,374,559
Hydrocarbon income tax (Note 19(k))		50,640		708,469		2,459,557		2,502,651
Income tax (Note 19(m))		258,787		3,620,531		1,724,806		1,755,848

		62,615,490		876,015,746		654,140,649		546,633,058

Net loss for the year	U.S. $	(6,539,007)	Ps.	(91,483,321)	Ps.	(46,527,237)	Ps.	(94,369,846)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

									Accumulated other comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Investment Securities		Derivative financial instruments		Cumulative currency translation effect		(Accumulated losses) Retained earnings
															For the year		From prior years		Total
Previously reported balances as of January 1, 2009	Ps.	96,957,993	Ps.	179,915,091	Ps.	987,535	Ps.	884,462	Ps.	—	Ps.	(2,374,351)	Ps.	8,344,483	Ps.	(112,076,444)	Ps.	(145,753,335)	Ps.	26,885,434
Retrospective effect of the adoption of FRS C-4 (Note 3(ab)(i))		—		—		—		—		—		—		—		1,253,763		—		1,253,763

Adjusted balances as of January 1, 2009		96,957,993		179,915,091		987,535		884,462		—		(2,374,351)		8,344,483		(110,822,681)		(145,753,335)		28,139,197
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		110,822,681		(110,822,681)		—
Retrospective effect of the adoption of FRS C-4 (Note 3(ab)(i))		—		—		—		—		—		—		—		292,172		—		292,172
Mexican Government contributions to Petróleos Mexicanos (Note 15)		—		467,210		—		—		—		—		—		—		—		467,210
Increase in donation surplus (Note 15)		—		—		—		119,884		—		—		—		—		—		119,884
Comprehensive loss for the year (Note 14)		—		—		—		—		—		2,532,882		(2,183,412)		(94,662,018)		—		(94,312,548)

Adjusted balances as of January 1, 2010		96,957,993		180,382,301		987,535		1,004,346		—		158,531		6,161,071		(94,369,846)		(256,576,016)		(65,294,085)
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		94,369,846		(94,369,846)		—
Retrospective effect of the adoption of FRS C-4 (Note 3(ab)(i))		—		—		—		—		—		—		—		935,371		—		935,371
Mexican Government contributions to Petróleos Mexicanos (Note 15)		—		122		—		—		—		—		—		—		—		122
Increase in donation surplus (Note 15)		—		—		—		2,442,397		—		—		—		—		—		2,442,397
Comprehensive loss for the year (Note 14)		—		—		—		—		—		(390,909)		(1,532,399)		(47,462,608)		—		(49,385,916)

Adjusted balances as of December 31, 2010		96,957,993		180,382,423		987,535		3,446,743		—		(232,378)		4,628,672		(46,527,237)		(350,945,862)		(111,302,111)
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		—		46,527,237		(46,527,237)		—
Comprehensive loss for the year (Note 14)		—		—		—		—		3,872,160		232,378		4,761,765		(91,483,321)		—		(82,617,018)

Balances as of December 31, 2011	Ps.	96,957,993	Ps.	180,382,423	Ps.	987,535	Ps.	3,446,743	Ps.	3,872,160	Ps.	—	Ps.	9,390,437	Ps.	(91,483,321)	Ps.	(397,473,099)	Ps.	(193,919,129)

Unaudited (in thousands of U.S. dollars)	U.S. $	6,930,323	U.S. $	12,893,300	U.S. $	70,587	U.S. $	246,365	U.S. $	276,773	U.S. $	—	U.S. $	671,206	U.S. $	(6,539,007)	U.S. $	(28,410,417)	U.S. $	(13,860,871)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	2011		2011	2010	2009
	(Unaudited; in thousands of U.S. dollars)			(Restated Note 3(ab)(i))	(Restated Note 3(ab)(i))
Operating activities:
Income before taxes, duties and other charges	U.S. $	56,076,483	Ps. 784,532,425	Ps. 607,613,412	Ps. 452,263,212
Activities related to investing activities:
Depreciation and amortization		6,987,150	97,753,018	96,481,781	76,890,687
Impairment of properties, pipelines, plant and equipment		(835,561)	(11,689,832)	9,958,603	1,731,229
Unsuccessful wells		859,264	12,021,450	11,619,243	15,124,465
Disposal of properties, plant and equipment		249,940	3,496,758	3,074,468	948,725
Loss (profit) sharing in non-consolidated subsidiaries, affiliates and others		56,925	796,398	(1,540,688)	767,228
Dividends received		(42,880)	(599,907)	—	—
Unrealized exchange loss (gain) for wells accruals		356,160	4,982,817	(1,315,709)	(665,134)
Activities related to financing activities:
Unrealized foreign exchange loss (gain)		4,961,785	69,417,356	(28,458,699)	(18,449,352)
Derivative financial instrument valuation effect		170,013	2,378,555	1,895,731	(9,963,741)
Interest expense		2,489,603	34,830,543	39,703,900	49,417,938

		71,328,882	997,919,581	739,032,042	568,065,257
Funds (used in) provided by operating activities:
Derivative financial instruments		42,232	590,844	(1,907,617)	826,910
Accounts and notes receivable		(2,413,890)	(33,771,286)	5,867,996	(9,102,301)
Inventories		(259,721)	(3,633,596)	(2,069,852)	28,276,324
Other assets		(262,581)	(3,673,619)	(1,795,472)	11,319,820
Accounts payable and accrued expenses		250,694	3,507,311	(1,988,703)	3,620,326
Taxes paid		(61,671,660)	(862,811,187)	(650,028,049)	(514,852,268)
Suppliers		703,249	9,838,731	(19,803,272)	27,895,940
Reserve for sundry creditors and others		50,025	699,864	13,284,831	7,812,215
Reserve for employee benefits		4,978,552	69,651,934	85,164,131	81,117,391
Deferred taxes		(71,329)	(997,927)	282,641	(106,858)

Net cash flows from operating activities		12,674,453	177,320,650	166,038,676	204,872,756

Investing activities:
Acquisition of property, pipelines, plant and equipment		(12,569,311)	(175,849,686)	(184,584,476)	(213,232,138)
Exploration costs		(295,573)	(4,135,188)	(6,343,062)	(1,189,944)
Available-for-sale investments (Note 9)		(1,485,577)	(20,783,820)	—	—
Dividends (Note 9)		42,880	599,907	—	—

Net cash flows from investing activities		(14,307,581)	(200,168,787)	(190,927,538)	(214,422,082)

Cash flow to be obtained from financing activities		(1,633,128)	(22,848,137)	(24,888,862)	(9,549,326)

Financing activities:
Increase in equity from the Mexican Government		—	—	122	467,210
Loans obtained from financial institutions		13,558,799	189,693,018	235,881,933	160,177,586
Debt payments, principal only		(10,873,088)	(152,118,845)	(197,098,458)	(99,607,497)
Interest paid		(2,386,000)	(33,381,090)	(38,722,581)	(49,073,057)

Net cash flows from financing activities		299,711	4,193,083	61,016	11,964,242

Net (decrease) increase in cash and cash equivalents		(1,333,417)	(18,655,054)	(24,827,846)	2,414,916
Effects of change in cash value		154,969	2,168,086	(1,345,391)	(1,535,857)
Cash and cash equivalents at the beginning of the year		9,548,482	133,587,079	159,760,316	158,881,257

Cash and cash equivalents at the end of the year	U.S. $	8,370,034	Ps. 117,100,111	Ps. 133,587,079	Ps. 159,760,316

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

NOTE 1—APPROVAL:

On March 16, 2012, the consolidated financial statements under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “Mexican FRS” or “NIFs”) and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto were approved by the Board of Directors of Petróleos Mexicanos (the “Board”) on March 28, 2012 pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

Petróleos Mexicanos, the Subsidiary Entities (as defined below) and the Subsidiary Companies (as defined below) are referred to collectively herein as “PEMEX.”

These consolidated financial statements consist of those Mexican FRS consolidated financial statements and notes described above, as supplemented by the accompanying disclosures under accounting principles generally accepted in the United States (“U.S. GAAP”) presented in Notes 21, 22 and 23. The final consolidated financial statements were authorized for issuance herein by Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting, on April 30, 2012, as updated to consider subsequent events, including those related to Notes 17 and 20, through such date.

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

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

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

In September 2009, new regulations to the Regulations to the Petróleos Mexicanos Law and to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law, or the “Regulations”) were published. They regulate the application of the Petróleos Mexicanos Law and the oversight of Petróleos Mexicanos and its Subsidiary Entities, as well as their relationship with the Mexican Government, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

In addition, on September 4, 2009, the Board approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the internal regulations and powers of the Board. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009 and was amended effective August 10, 2010, August 3, 2011 and February 24, 2012.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

The “Subsidiary Companies” are defined as those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and/or effective control (see Note 3(b)).

“Non-consolidated subsidiary companies and affiliates,” as used herein, means (a) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment or does not have effective control (see Note 3(k)).

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the consolidated financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation of the allowance for doubtful accounts, inventories, impairment, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and liabilities related to employee benefits. Actual results could differ from those estimates and assumptions.

References in these consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refer to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statement of financial position, the consolidated statements of operations, the consolidated statements of changes in equity and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México (the Mexican central bank) and the Secretaría de Hacienda y Crédito Público

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(Ministry of Finance and Public Credit, or the “SHCP”) at December 31, 2011 of Ps. 13.9904 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Because PEMEX is an industrial entity, and in accordance with FRS B-3 “Statement of Operations,” PEMEX classifies ordinary costs and expenses based on their function in order to present its gross income margin.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements:

(a)	Effects of inflation on the financial information

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS in effect as of the statement of financial position date, and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (NCPI) determined by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or “INEGI”) and published by Banco de México. Cumulative inflation for the last three years, including the reporting year, and the indices used in calculating inflation, are as follows:

December 31,	NCPI(1)	Inflation
		For the year	3-year accumulated
2011	103.551	3.82%	12.26%
2010	99.742	4.40%	15.19%
2009	95.536	3.57%	14.48%

(1)	In 2011, the base year for the calculation of NCPI was changed to 2010 by INEGI, which recalculated the NCPI figures for 2011 and prior years to reflect the change in base year. This change did not affect previously reported inflation.

(b)	Consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities. All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the financial statements of the Subsidiary Entities and the Subsidiary Companies as of December 31, 2011 and 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)(3); P.M.I. Trading, Ltd. (“PMI Trading”)(3); P.M.I. Holdings North America, Inc. (“PMI HNA”)(3); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(3); P.M.I. Holdings, B.V. (“PMI HBV”)(3); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(3); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”)(3); P.M.I. Services, B.V. (“PMI-SHO”)(3); Pemex Internacional España, S.A. (“PMI-SES”)(3); Pemex Services Europe, Ltd. (“PMI-SUK”)(3); P.M.I. Services North America, Inc. (“PMI-SUS”)(3); Mex Gas International, Ltd. (“MGAS”); Pemex Finance, Ltd.; the Master Trust(1); Fideicomiso F/163(1) and RepCon Lux(2).

(1)	The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. During 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in the financial statements of PEMEX as of December 31, 2011.
(2)	The financial information of RepCon Lux was consolidated in the financial statements of PEMEX until July 28, 2009, when RepCon Lux was formally liquidated.
(3)	Member company of the “PMI Group.”

(c)	Translation of foreign currency financial statements

The financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate and/or the exchange rate at year-end and the inflation index of the country of origin, depending on whether the information comes from a non-inflationary or an inflationary economic environment.

(d)	Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, which are cash and cash equivalents that have certain limits on their use. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result (“CFR”).

(f)	Accounts, notes receivable and other

Accounts receivable at December 31, 2011 and 2010 are reported at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(g)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula (see Note 7). PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale (see Note 3(ab)(i)).

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h)	Investment securities

Investment securities include both debt and equity securities and are classified as held-to-maturity securities, trading securities or available-for-sale securities. The classification of a particular investment is based on the intent of PEMEX’s management as to the length of time it will hold each investment. Each type of security is initially recorded at its acquisition cost and accounted for as follows:

(i)	Held-to-maturity investments are those investments that the company has the intent and ability to hold to maturity and are recorded at amortized cost. The amortization of premiums or discounts is included in the effective interest rate, which is used to record the interest income derived from these instruments. Any losses on the book value attributable to a decline in credit quality of the issuer are recorded in the statement of operations.

(ii)	Trading securities are those instruments that are bought and held by the company for the purpose of selling them in the near term. Trading securities are recorded at fair market value, which corresponds to the price an entity would realize if it were to sell an asset, or the price it would pay to relieve a liability, in a current arm’s length transaction between knowledgeable and willing parties. Any gains or losses due to changes in fair market value of a trading instrument are recorded as gains or losses in the statement of operations.

(iii)	Available-for-sale securities are those debt or equity investments that are not classified as held-to-maturity or trading securities. Available-for-sale securities are recorded at fair market value. Any changes in the fair market value of these instruments are recognized in the comprehensive result component of equity. Interest income realized from debt instruments categorized as available-for-sale is recorded in the statement of operations.

(i)	Derivative financial instruments and hedging operations

As of December 31, 2011 and 2010, the derivative financial instruments (“DFIs”) for trading and hedging purposes which were recognized in the statement of financial position were recorded at their fair value, in accordance with the provisions of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities” (see Note 12). Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are formally designated and that qualify as hedges are recorded using cash flow or fair value hedge accounting.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(j)	Financial instruments with characteristics of liability, equity or both

Financial instruments entered into by PEMEX with characteristics of liability, equity or both, are recorded at the time they are created as a liability at fair value, as equity or as both, depending on their components.

Initial costs incurred in connection with these instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is recorded in equity.

(k)	Permanent investments in shares of non-consolidated subsidiary companies, affiliates and others

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the financial statements of the issuing companies as of December 31, 2011 and 2010. Certain non-consolidated subsidiary companies and affiliates were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method (see Note 9).

(l)	Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. See Notes 3(m) and 10.

In accordance with the FRS D-6, “Capitalization of Comprehensive Financing Result,” during the construction period, the CFR associated with acquisitions of fixed assets is capitalized as part of the value of assets.

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

In 2011, due to the particular characteristics of the Burgos fields, the amortization guidelines for those fields were modified to adjust total reserves by a factor corresponding to the probability of success of the wells.

The annual depreciation rates used by PEMEX are as follows:

	%	Years
Plants and drilling equipment	3-5	33-20
Offshore platforms and pipelines	4	25
Buildings	3	33
Furniture, fixtures, software and computers	10-25	10-4
Transportation equipment	4-20	25-5

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment (see Notes 3(o) and 10).

(m)	Exploration and drilling costs

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) “Extractive Activities—Oil and Gas” issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry.

Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future, or (b) proved reserves are identified within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes periodic assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in the preceding paragraph no longer apply.

(n)	Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The costs and obligations related to the retirement of assets associated with the principal refining processes for gas and petrochemicals are not estimated. These assets are considered to have an indeterminate useful life, as a result of maintenance and repairs, and PEMEX lacks sufficient information to reasonably determine the date on which they will be decommissioned (see Note 3(ab)).

(o)	Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal.” PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations to recognize the asset at its recoverable amount (see Note 10).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(p)	Reserve for abandonment cost of wells

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized at the end of each period. All estimations are based on the useful lives of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well’s value, and amortized according to its useful life (see Note 10(c)).

(q)	Leases

In accordance with Bulletin D-5, “Leases,” as amended in 2011, PEMEX classifies as capital leases all those leases where PEMEX assumes substantially all of the risks and benefits of the leased property, whether or not there is a transfer of title. All other leases are considered to be operating leases.

In addition, in accordance with IFRIC 4, “Determining Whether an Arrangement Contains a Lease,” issued by the IFRS Interpretations Committee, PEMEX assesses at the execution date of any contract whether such contract relates to or contains a lease.

(r)	Other assets

Other assets mainly include advance payments, long term receivables, intangible assets and other deferred assets, which are recorded at acquisition or carrying value. Amortization of intangible assets is calculated using the straight-line method.

(s)	Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, a liability is recognized when the cost is probable and reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as costs. The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation is identified for which PEMEX has the information necessary to determine a reasonable cost estimate (see Note 17(a)).

(t)	Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year, as part of the cost of sales and/or general expenses, as appropriate. The valuations of accumulated benefits are based on actuarial valuations performed by independent experts using the projected unit-credit method (see Note 13).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

As of December 31, 2011, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 10 years.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities. PEMEX’s employee benefits obligations are included in these consolidated financial statements.

(u)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”) (see Note 19).

Deferred taxes are recorded based on the assets and liabilities method with a comprehensive approach, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Tax on Income to the temporary differences between the book and tax values of assets and liabilities at the date of the consolidated financial statements (see Note 19(k) and (m)).

(v)	Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold (see Note 19(j)).

(w)	Comprehensive loss

Comprehensive loss represents the sum of the net (loss) gain for the period plus the currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions (see Note 14).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(x)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 17).

(y)	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery. Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

(z)	Comprehensive financing result (“CFR”)

CFR includes interest income and expense, foreign exchange gains and losses and the valuation effects of financial instruments, minus any portion of the comprehensive financing result that is capitalized (see Note 12).

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the date of the consolidated statement of financial position. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(aa) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX’s management in order to allocate resources and assess the profitability of the segments.

(ab) Accounting changes

The new FRS and the interpretations and revisions mentioned below, issued by the Consejo Mexicano de Normas de Información Financiera (the Mexican Board of Financial Reporting Standards, or the CINIF), became effective for fiscal years beginning on or after January 1, 2011, with the respective prospective or retrospective application noted in each case.

(i)	2011 Accounting Changes—In December 2010, the CINIF issued the following revisions to FRS, which supersede the previous rules in each case:

FRS B-5, “Segment Financial Information”—FRS B-5 took effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-5, “Segment financial information,” which it supersedes, include the following:

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

The adoption of this new FRS affected the presentation of PEMEX’s segment information, but did not have any material effects for accounting purposes (see Note 18).

FRS B-9, “Interim Financial Reporting”—FRS B-9 took effect as of January 1, 2011, with retrospective application. The principal changes as compared to Bulletin B-9—“Interim financial reporting,” which it supersedes, include the following:

•

FRS B-9 requires that the interim financial information, in addition to the statement of financial position and statement of operations, include a comparative and condensed statement of stockholders’ equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

•

FRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the statement of financial position, compared also to such financial statement at the immediately preceding year-end date.

•

FRS B-9 requires that the financial information reported at the end of an interim period include statements of operations for the most recent fiscal quarter, for the period between the end of the preceding fiscal year and the end of the most recent fiscal quarter and for the corresponding periods of the preceding fiscal year.

•	New terminology is included and defined.

The adoption of this new FRS did not have any material effects on the presentation of PEMEX’s audited year-end financial statements.

FRS C-4, “Inventories”—FRS C-4 took effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-4, “Inventories,” and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the statement of financial position, as well as rules for the valuation of the inventories of service providers. The principal changes are as follows:

•	Direct costing may not be used to value inventory; absorption costing must be used instead.

•	If inventory cost is higher than net realizable value, cost must be adjusted to equal net realizable value.

•

For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit terms and the amount paid must be recognized as financial cost during the financing period and is not considered as part of inventory cost.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

•

Under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against the results of operations for the period in which such modifications occur.

•	Only items whose benefits and risks have already been transferred to the entity may be recognized as inventories; therefore, prepayments are not part of inventory.

The consolidated financial statements of 2010 and 2009 were retrospectively adjusted to recognize the effect of the change in the method of inventory valuation from direct costing to absorption costing, as follows:

	As of December 31, 2010
	Previously reported amounts		Accounting changes		Adjusted amounts
Statement of Financial Position
Inventories (Note 7)	Ps.	38,037,560	Ps.	2,481,306	Ps.	40,518,866
Accumulated losses from prior years		(352,491,797)		1,545,935		(350,945,862)
Net (loss) for the year		(47,462,608)		935,371		(46,527,237)

	For the year ended December 31, 2010
Statement of Operations
Cost of sales	Ps.	632,290,416	Ps.	(935,371)	Ps.	631,355,045

	As of January 1, 2010
	Previously reported amounts		Accounting changes		Adjusted amounts
Statement of Financial Position
Inventories	Ps.	36,903,080	Ps.	1,545,935	Ps.	38,449,015
Accumulated losses from prior years		(257,829,779)		1,253,763		(256,576,016)
Net (loss) for the year		(94,662,018)		292,172		(94,369,846)

	For the year ended December 31, 2009
Statement of Operations
Cost of sales	Ps.	561,134,955	Ps.	(292,172)	Ps.	560,842,783

FRS C-5, “Prepayments and other assets”—FRS C-5 took effect as of January 1, 2011, with retrospective application, supersedes Bulletin C-5, “Prepayments,” and includes primarily the following changes:

•

Advances for the purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments if the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity. Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

•

When an impairment loss on the value of prepayments occurs, the unrecoverable amount must be reported in the statement of operations. Additionally, if the necessary conditions exist, the impairment effect may be reversed and recorded in the statement of operations for the related future period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

•

Among other things, the following must be disclosed in the notes to the financial statements: breakdown of prepayments, accounting policies for recognition and impairment losses, and any relevant reversal of impairments.

The adoption of this new FRS did not have any material effects on the presentation of PEMEX’s financial statements.

FRS C-6, “Property, Plant and Equipment”—FRS C-6 took effect as of January 1, 2011, except for changes arising from segregation into the components of property, plant and equipment items having a clearly different useful life, which is effective for fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized. The principal changes as compared to Bulletin C-6, “Property, Plant and Equipment,” which it supersedes, include the following:

•	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

•	The treatment of asset exchanges based on the economic substance is included.

•	The bases for determination of the residual value of a component are added.

•	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at less than fair value, and to assign a donation surplus, is eliminated.

•	Depreciation of components of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

•	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

The adoption of this new FRS affected the presentation of PEMEX’s information relating to wells, pipelines, property, plant and equipment, but did not have any material effects for accounting purposes (see Note 10).

FRS C-18, “Property, Plant and Equipment Retirement Obligations”—FRS C-18 took effect as of January 1, 2011, and primarily provides the following requirements for valuation of fixed asset component retirement obligations:

•	Retirement obligations must be recognized as an accrual that increases the acquisition cost of a component.

•	Future retirement obligations are estimated using the discounted present value of the estimated future cash flows needed to retire the asset or component.

•	A suitable discount rate must be used to determine estimated future cash flows, incorporating the cost of money and the entity’s credit risk.

•

Changes in the valuation of retirement obligations (accruals) resulting from revisions to the estimated future cash flows, the periodicity for settlement and the suitable discount rate to be used must be recognized for accounting purposes.

•	Disclosures must be made if an entity has a component retirement obligation.

The adoption of this new FRS did not have any effect on the presentation of PEMEX’s financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(ii)	2011 FRS Amendments—

In December 2010, the CINIF announced the following amendments to certain existing FRS that took effect for the fiscal year beginning January 1, 2011:

FRS B-1 “Accounting changes and error corrections”—Requires the presentation of the initial statement of financial position and the initial statement of changes in equity when retrospective adjustments are made, as well as the retrospective effects of application and the restated balances. These changes are in effect for fiscal years beginning on January 1, 2011, with retrospective application.

FRS B-2 “Statement of Cash Flows”—Eliminates the requirement to present the line item “Cash surplus to be applied in financing activities or cash to be obtained from financing activities”, and makes the presentation of such line item optional but recommended. This amendment is in effect for fiscal years beginning on January 1, 2011, with retrospective application.

Bulletin C-3, “Accounts Receivable”—Establishes that interest income on accounts receivable should be recognized when accrued, provided that the relevant amount is reliably valued and likely to be recovered. Interest income on accounts receivable unlikely to be recovered is not recognized. This amendment is in effect for fiscal years beginning on January 1, 2011, with prospective application.

Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”—The amendments to Bulletin C-10 took effect as of January 1, 2011. The principal amendments include the following:

•	An intra-group transaction may be recognized as a hedging activity only when the functional currencies of the related parties involved in such transaction are different from each other.

•	Reporting of the effect of a hedged interest rate risk is required when a portfolio portion is the hedged position.

•	Account margins must be reported separately.

•

In a hedge relationship, a portion of the total amount of the DFI may be designated as the hedging instrument. However, it is not possible to designate only a portion of the term of the hedging instrument as a hedge relationship.

The adoption of these 2011 FRS amendments did not have any material effects on the presentation of PEMEX’s audited year-end financial statements.

(iii)	Reclassifications—PEMEX’s consolidated financial statements for the years ended December 31, 2010 and 2009 have been reclassified in certain accounts, with the purpose of making them comparable with the consolidated financial statements as of December 31, 2011. The main reclassifications were under other revenues—net, and under (loss) profit sharing in non-consolidated subsidiaries, affiliates and others.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2011 and 2010, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency
	Assets	Liabilities	Net liability position	Year-end exchange rate	Amounts in pesos
2011:(1)
U.S. dollars	14,797,438	(46,704,226)	(31,906,788)	13.9904	Ps. (446,388,727)
Japanese yen	—	(160,477,558)	(160,477,558)	0.18130	(29,094,581)
Pounds sterling	247	(772,060)	(771,813)	21.7425	(16,781,144)
Euros	224,258	(4,746,768)	(4,522,510)	18.1595	(82,126,520)
Swiss francs	504,529	(1,008,541)	(504,012)	14.9199	(7,519,809)
Canadian dollars	79	(106)	(27)	13.7228	(371)

Total liability position, before foreign currency hedging					Ps. (581,911,152)

	Amounts in foreign currency
	Assets	Liabilities	Net liability position	Year-end exchange rate	Amounts in pesos
2010:(1)
U.S. dollars	14,175,680	(39,156,937)	(24,981,257)	12.3571	Ps. (308,695,891)
Japanese yen	—	(190,574,762)	(190,574,762)	0.1526	(29,081,709)
Pounds sterling	3,380	(769,079)	(765,699)	19.3463	(14,813,443)
Euros	38,819	(3,721,879)	(3,683,060)	16.5733	(61,040,458)
Swiss francs	506,316	(1,008,516)	(502,200)	13.2757	(6,667,057)
Canadian dollars	79	(5,597)	(5,518)	12.4354	(68,619)

Total liability position, before foreign currency hedging					Ps. (420,367,177)

(1)	As of December 31, 2011 and 2010, PEMEX had foreign exchange derivative financial instruments, which are discussed in Note 12.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, 2011 and 2010, cash and cash equivalents were as follows:

	2011		2010
Cash on hand and in banks	Ps.	97,384,703	Ps.	110,579,933
Marketable securities		17,150,508		20,720,919
Restricted cash and cash equivalents(1)		2,564,900		2,286,227

	Ps.	117,100,111	Ps.	133,587,079

(1)	In 2004, Petróleos Mexicanos signed an agency agreement establishing the Funds for Specific Purposes—Trade Commission (the “Trade Commission Funds”) with Banco Santander, S.A. as agent in order to manage certain funds transferred by the Mexican Government to Petróleos Mexicanos and the Subsidiary Entities in accordance with the Ley de Ingresos de la Federación (Federal Revenue Law). These funds, which may be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals in accordance with the Ley de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), increase the equity of Petróleos Mexicanos and the Subsidiary Entities.

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2011 and 2010, accounts and notes receivable and other receivables were as follows:

	2011		2010
Export customers(1)	Ps.	61,402,274	Ps.	39,398,026
Domestic customers(1)		48,783,438		35,412,605
Negative IEPS Tax pending to be credited (Note 19)(1)		19,665,432		6,031,103
Tax credits		9,321,409		16,585,577
Sundry debtors		7,951,295		10,573,269
Employees and officers		4,623,555		4,525,102
Insurance claims(2)		2,627,112		8,037,264
Advances to suppliers		1,830,758		1,628,580
Other accounts receivable		104,798		252,710

		156,310,071		122,444,236
Less allowance for doubtful accounts		1,651,402		1,556,853

	Ps.	154,658,669	Ps.	120,887,383

(1)	Increase primarily due to increases in the price of products sold.
(2)	Decrease primarily due to a writedown of accounts receivable from insurance providers due to non-recoverability.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

NOTE 7—INVENTORIES:

As of December 31, 2011 and 2010, inventories were as follows:

	2011		2010 (Note 3(ab)(i))
Crude oil, refined products, derivatives and petrochemical products	Ps.	39,264,871	Ps.	35,219,676
Materials and supplies in stock		6,173,621		5,862,570
Materials and products in transit		268,872		220,479

		45,707,364		41,302,725
Less allowance for slow-moving and obsolete inventory		1,554,902		783,859

	Ps.	44,152,462	Ps.	40,518,866

NOTE 8—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. (“Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol’s share capital (see Note 12(v)). PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX’s overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

As of December 31, 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 24,655,980, and a Ps. 3,872,160 increase in the fair value of the investment was recorded in accumulated other comprehensive gain (loss) in the statement of equity. In addition, PEMEX received dividends of Ps. 599,907 in 2011, which were recorded under other revenues in the statement of operations. As of December 31, 2010, no investments were classified as available for sale.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

NOTE 9—INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:

The permanent investments in shares of non-consolidated subsidiaries, affiliates and others in 2011, which were accounted for under the equity method, were as follows:

	Percentage of Investment	Carrying value as of December 31,
		2011		2010
Deer Park Refining Limited(1)	50.00%	Ps.	6,576,416	Ps.	6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		3,252,693		2,585,866
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%		1,387,192		1,436,613
Others—Net	Various		1,697,063		344,304

Total investments		Ps.	12,913,364	Ps.	11,116,080

(1)	PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas.

	For the year ended December 31,
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others:	2011		2010		2009
Deer Park Refining Limited	Ps.	(68,651)	Ps.	923,129	Ps.	(1,363,510)
Gasoductos de Chihuahua, S. de R.L. de C.V.		221,148		347,979		402,871
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		(49,421)		51,859		72,023
Terrenos para Industrias, S.A.		(788,109)		(43)		24
Others—Net		(111,365)		217,764		121,364

Total profit (loss) sharing, net	Ps.	(796,398)	Ps.	1,540,688	Ps.	(767,228)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2011 and 2010, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling Equipment		Pipelines		Wells		Buildings		Offshore platforms		Furniture and Equipment		Transportation Equipment		Construction in progress		Land		Unproductive fixed assets		Total fixed assets
Investment
Balances as of January 1, 2010	Ps.	423,699,655	Ps.	25,713,299	Ps.	308,025,098	Ps.	678,534,523	Ps.	55,713,562	Ps.	189,729,705	Ps.	39,587,111	Ps.	18,437,579	Ps.	111,552,872	Ps.	39,696,348	Ps.	1,035,243	Ps.	1,891,724,995
Acquisitions		27,434,787		1,384,900		10,639,264		122,417,302		2,042,644		15,806,565		3,021,039		500,794		23,488,587		1,821,959		29,529		208,587,370
Unsuccessful wells		—		—		—		—		—		—		—		—		(5,276,181)		—		—		(5,276,181)
Disposals		(6,541,896)		(681,478)		(234,161)		—		(166,236)		—		(481,099)		(180,247)		(951,338)		(277,010)		41,213		(9,472,252)
Impairment		—		—		—		(11,689,832)		—		—		—		—		—		—		—		(11,689,832)
Reversal of impairment		—		—		—		1,731,229		—		—		—		—		—		—		—		1,731,229

Balances as of December 31, 2010		444,592,546		26,416,721		318,430,201		790,993,222		57,589,970		205,536,270		42,127,051		18,758,126		128,813,940		41,241,297		1,105,985		2,075,605,329
Acquisitions		43,304,327		893,261		11,487,532		92,823,859		3,391,129		12,027,598		4,724,091		3,621,456		14,772,393		343,561		1,174,778		188,563,985
Unsuccessful wells		—		—		—		—		—		—		—		—		(7,886,262)		—		—		(7,886,262)
Disposals		(10,415,016)		—		(1,151,289)		—		(216,030)		—		(535,193)		(2,064,241)		—		(138,781)		(373,016)		(14,893,566)
Reversal of impairment		—		—		—		11,689,832		—		—		—		—		—		—		—		11,689,832

Balances as of December 31, 2011		477,481,857		27,309,982		328,766,444		895,506,913		60,765,069		217,563,868		46,315,949		20,315,341		135,700,071		41,446,077		1,907,747		2,253,079,318
Accumulated depreciation and amortization
Balances as of January 1, 2010		(226,111,015)		(18,325,912)		(169,721,556)		(381,739,906)		(30,707,770)		(58,438,841)		(26,954,970)		(12,133,525)		—		—		—		(924,133,495)
Acquisitions		(14,424,415)		(785,501)		(7,445,578)		(61,655,112)		(1,379,606)		(7,271,620)		(2,521,438)		(998,511)		—		—		—		(96,481,781)
Disposals		5,498,456		—		172,508		—		96,785		—		456,520		173,579		—		—		—		6,397,848

Balances as of December 31, 2010		(235,036,974)		(19,111,413)		(176,994,626)		(443,395,018)		(31,990,591)		(65,710,461)		(29,019,888)		(12,958,457)		—		—		—		(1,014,217,428)
Acquisitions		(15,870,532)		(922,672)		(7,591,292)		(56,495,158)		(1,413,610)		(7,909,708)		(2,730,002)		(1,030,756)		—		—		—		(93,963,730)
Disposals		8,104,094		—		669,495		—		156,772		—		510,219		1,956,228		—		—		—		11,396,808

Balances as of December 31, 2011		(242,803,412)		(20,034,085)		(183,916,423)		(503,679,464)		(33,247,429)		(73,620,169)		(31,239,671)		(12,032,985)		—		—		—		(1,100,573,638)
Net wells, pipelines, properties, plant and equipment as of December 31, 2010	Ps.	209,555,572	Ps.	7,305,308	Ps.	141,435,575	Ps.	347,598,204	Ps.	25,599,379	Ps.	139,825,809	Ps.	13,107,163	Ps.	5,799,669	Ps.	128,813,940	Ps.	41,241,297	Ps.	1,105,985	Ps.	1,061,387,901

Net wells, pipelines, properties, plant and equipment as of December 31, 2011	Ps.	234,678,445	Ps.	7,275,897	Ps.	144,850,021	Ps.	391,827,449	Ps.	27,517,640	Ps.	143,943,699	Ps.	15,076,278	Ps.	8,282,356	Ps.	135,700,071	Ps.	41,446,077	Ps.	1,907,747	Ps.	1,152,505,680

Unaudited (in thousands of U.S. dollars) as of December 31, 2011	U.S. $	16,774,248	U.S. $	520,064	U.S. $	10,353,530	U.S. $	28,006,880	U.S. $	1,966,894	U.S. $	10,288,748	U.S. $	1,077,616	U.S. $	592,003	U.S. $	9,699,513	U.S. $	2,962,465	U.S. $	136,361	U.S. $	82,378,322

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

a.	As of December 31, 2011 and 2010, the CFR identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 5,634,981 and Ps. 564,691, respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2011, 2010 and 2009, recognized in operating costs, was Ps. 97,753,018, Ps. 96,481,781 and Ps. 76,890,687, respectively, which includes costs related to dismantlement and abandonment of wells, for the years ended December 31, 2011, 2010 and 2009 of Ps. 2,966,836, Ps. 1,495,310 and Ps. 1,648,884, respectively.

c.	As of December 31, 2011 and 2010, the capitalized portion of future dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 42,507,002 and Ps. 37,698,629, respectively.

d.	As of December 31, 2011, based on an analysis of existing conditions in the Burgos project, as well as the composition of its reserves, the value of the project was determined to have improved, permitting the reversal of an impairment charge that was recognized in 2010 in the amount of Ps. 11,689,832. In addition, during 2010, the development of the Lakash project in the Holok Temoa asset was begun, which improved the economic condition of the asset and permitted the reversal in 2010 of an impairment charge in the amount of Ps. 1,731,229 that was originally recognized in 2009. For the year ended December 31, 2011, no impairment was recognized.

NOTE 11—DEBT:

The Board of Directors of Petróleos Mexicanos approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During 2011, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2011, Petróleos Mexicanos obtained U.S. $1,081,805 of loans or credit lines made or guaranteed by export credit agencies.

b.	During 2011, PMI Trading borrowed and repaid an aggregate amount of US $2,689,000 under its US $500,000 syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. As of December 31, 2011, there were no amounts outstanding under this facility.

c.	On February 24, 2011, Petróleos Mexicanos made a final borrowing of Ps. 3,750,000 under its Ps. 3,750,000 revolving credit facility entered into in September 2009, at a floating rate. The facility matured in August 2011.

d.	On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of certificados bursátiles (publicly traded notes) accruing interest at a floating rate, which mature in 2016. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 or equivalent in Unidades de Inversion (UDIs) Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

e.	On May 11, 2011, PMI NASA obtained a bank loan for U.S. $39,000 at a floating rate, which matures on May 11, 2021. As of December 31, 2011, the amount outstanding under this loan was U.S. $37,245.

f.	On May 16, 2011, PMI Trading obtained a bank loan for Ps. 2,352,000, which matured on June 16, 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

g.	On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041; the bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

h.	On June 15, 2011, PMI HBV obtained a U.S. $1,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB as administrative agent. During 2011, PMI HBV borrowed, in the aggregate, U.S. $3,133,000 and repaid U.S. $2,383,000 under this facility. As of December 31, 2011, the amount outstanding under this facility was U.S. $750,000.

i.	On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2021; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. The notes were guaranteed by Pemex-Exploration and Production, Pemex-Gas and Basic Petrochemicals and Pemex-Refining.

j.	On September 1, 2011, PMI HBV borrowed €799,252 at a floating rate under a syndicated loan due in August 2014, which was used to partially finance the acquisition of the Repsol shares described in Note 8 and the related stock options described in Note 12(v). The loan is secured by the shares acquired, and will amortize in three equal installments due on the first through third anniversary dates of the transaction.

k.	On September 9, 2011, PMI HBV obtained a bank loan for Ps. 50,000 bearing interest at 4.91%, which matured on November 8, 2011.

l.	On September 12, 2011, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 140,000,000 or its equivalent in UDIs to Ps. 200,000,000 or its equivalent in UDIs.

m.	Effective September 14, 2011, Petróleos Mexicanos entered into amendments to its U.S. $2,000,000 syndicated term credit facility and U.S. $1,250,000 revolving credit facility, each originally entered into on November 18, 2010, to reduce the margin over the London Interbank Offered Rate (“LIBOR”) for borrowings thereunder and, in the case of the revolving credit facility, to reduce the commitment fees payable thereunder, in each case to reflect improved market conditions. During 2011, no amount was borrowed by Petróleos Mexicanos under the syndicated revolving credit facility. As of December 31, 2011, no debt was outstanding under the syndicated revolving credit facility and U.S. $2,000,000 (originally borrowed in 2010) remained outstanding under the syndicated term credit facility.

n.	On October 3, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, approximately Ps. 9,999,999 of certificados bursátiles in two tranches: the first in the amount of Ps. 7,000,000 which bears interest at a variable rate and matures in 2017, and the second in the amount of 653,381 UDIs at an exchange rate of 4.591503 pesos per UDI, which bears interest at a rate of 3.55% and matures in 2021. The notes were issued under Petróleos Mexicanos’ Ps. 200,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

o.	On October 18, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041; the bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C and will be consolidated to form a single series with the 6.500% Bonds due 2041 issued by Petróleos Mexicanos in June 2011.

p.	On December 7, 2011, Petróleos Mexicanos issued Ps. 10,000,000 aggregate principal amount of 7.650% certificados bursátiles due 2021, consisting of (i) an international offering outside Mexico of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Ps. 7,000,000 of certificados bursátiles in the form of global depositary notes (GDNs), and (ii) a concurrent offering to the public in Mexico of Ps. 3,000,000 of certificados bursátiles not represented by GDNs. The certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

q.	On December 29, 2011, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $200,000 at a floating rate, which matures in December 2016.

r.	On December 29, 2011, Petróleos Mexicanos entered into, in the Mexican market, a bank loan agreement for Ps. 7,000,000, which matures in December 2016. Of the total amount available, Ps. 3,500,000 had been disbursed at December 31, 2011.

During 2010, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2010, Petróleos Mexicanos obtained U.S. $2,996,922 in nominal terms in loans or credit lines made or guaranteed by export credit agencies.

b.	On January 7, 2010, Petróleos Mexicanos obtained, in the domestic market, loan of Ps. 3,750,000 at a variable rate; the loan matured in September 2011.

c.	In January 2010, PMI Trading obtained a syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this U.S. $500,000 credit line is to finance the trading activities of PMI Trading. During 2010, PMI Trading borrowed and repaid an aggregate amount of U.S. $4,885,000 under this facility, although no more than U.S. $450,000 was outstanding at any time. As of December 31, 2010, no debt was outstanding under this credit line.

d.	On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.00% Notes due 2020 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

e.	On February 8, 2010, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 14,999,999 of certificados bursátiles in three tranches: one accruing interest at a variable rate for Ps. 7,959,779, which matures in 2015; the second accruing interest at a fixed rate for Ps. 5,000,000, which matures in 2020; and the third accruing interest at a fixed rate of 4.2% for 465,236 UDIs, at an exchange rate of 4.385347 pesos per UDI, which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program.

f.	On February 26, 2010, Petróleos Mexicanos issued CHF 150,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

g.	On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999 of certificados bursátiles in three tranches: one at a variable rate for Ps. 8,500,000, which matures in 2014; the second at a fixed rate for Ps. 5,000,000, which matures in 2020 (a reopening of a fixed rate tranche issued in February 2010); and the third at a fixed rate of 4.2% for 337,671 UDIs, at an exchange rate of 4.442195 pesos per UDI, which matures in 2020 (a reopening of a fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program.

h.	On June 24, 2010, Petróleos Mexicanos obtained U.S. $990,000 from the revolving credit line it entered in 2007 with a syndicate of commercial banks.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

i.	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000 of its 5.50% Notes due 2021 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

j.	On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.625% Notes due 2035 under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. These notes are a reopening of the notes issued on June 8, 2005.

k.	On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000 of its 6.625% Perpetual Bonds under its U.S. $12,000,000 Medium-Term Notes Program, Series C. The bonds are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

l.	On October 20, 2010, Petróleos Mexicanos issued an additional U.S. $250,000 of its 6.625% Perpetual Bonds under its U.S. $12,000,000 Medium-Term Notes Program, Series C, through a reopening of the bonds issued on September 28, 2010. The bonds are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

m.	On November 18, 2010, Petróleos Mexicanos obtained a syndicated credit line for U.S. $2,000,000 bearing interest at a variable rate and with a final maturity in 2016. On December 10, 2010, Petróleos Mexicanos borrowed the full amount of this credit facility.

n.	On November 18, 2010, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate. The facility matures in 2013 and can be extended twice for a period of one year per extension with the agreement of the lenders. As of December 31, 2010, Petróleos Mexicanos had not borrowed any funds under this credit facility.

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

As of December 31, 2011 and 2010, PEMEX was in compliance with the covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

As of December 31, 2011 and 2010, long-term debt was as follows:

			December 31, 2011		December 31, 2010
	Rate of Interest(1)	Maturity	Pesos (thousands)	Foreign currency (thousands)	Pesos (thousands)	Foreign currency (thousands)
U.S. dollars:
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2042	Ps. 271,044,468	19,373,604	Ps. 199,274,719	16,126,334
Purchasing loans and project financing	LIBOR plus 0.125% to 0.5% Fixed from 2.45% to 6.64% and LIBOR plus 1.71%	Various to 2022	120,546,152	8,616,348	111,907,372	9,056,119
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018	4,896,640	350,000	2,224,278	180,000
Syndicated loans	LIBOR plus 0.475% and 1.5% and Fixed from 1.498% to 1.6906%	Various to 2016	76,963,370	5,501,155	77,231,875	6,250,000
Bank loans	LIBOR plus 1.88%	2021	521,073	37,245	—	—
Financial leases(2)	Fixed from 7.96% to 8%	2019	3,405,929	243,448	3,345,720	270,753

Total financing in U.S. dollars			477,377,632	34,121,800	393,983,964	31,883,206
Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	64,466,225	3,550,000	58,835,215	3,550,000
Secured loan	EURIBOR plus 5.37%	2014	14,514,015	799,252	—	—
Project financing	Fixed at 2%	2016	2,496	137	3,155	190

Total financing in Euros			78,982,736	4,349,389	58,838,370	3,550,190
Japanese yen:
Direct loans	LIBOR yen plus 0.71%	2014	3,798,236	20,950,000	6,393,940	41,900,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	17,042,200	94,000,000	14,344,400	94,000,000
Project financing	Fixed at 2.9079% and Prime Rate yen plus 0.56%	Various to 2017	8,159,010	45,002,814	8,250,194	54,064,178

Total financing in yen			28,999,446	159,952,814	28,988,534	189,964,178

Continued on following page.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

			December 31, 2011		December 31, 2010
	Rate of Interest(1)	Maturity	Pesos (thousands)	Foreign currency (thousands)	Pesos (thousands)	Foreign currency (thousands)
Pesos:
Certificados bursátiles (publicly traded debt securities)	Cetes plus 0.57%, TIIE(1) less 0.07% to 0.9%, and Fixed at 7.65% and 9.91%	Various to 2021	105,447,180		83,947,180
Direct loans	Fixed from 10.55% to 11% and TIIE plus 0.48% to 2.4%	Various to 2016	11,966,667		28,050,000

Total financing in pesos			117,413,847		111,997,180
Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.55% to 4.2%	Various to 2021	21,438,199		17,726,749
Other currencies:
Bonds	Fixed from 3.5% to 8.25%	Various to 2022	23,766,825		21,147,577

Total principal in pesos(3)			747,978,685		632,682,374
Plus: Accrued interest			8,607,968		7,389,746
Notes payable to contractors(4)			26,185,906		24,653,294

Total principal and interest			782,772,559		664,725,414
Less: Short-term maturities			88,750,378		70,781,637
Current portion of notes payable to contractors(4)			13,139,103		11,383,234
Accrued interest			8,607,968		7,389,746

Total short-term debt			110,497,449		89,554,617

Long-term debt			Ps. 672,275,110		Ps. 575,170,797

	2012	2013	2014	2015	2016	2017 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2011, for each of the years ending December 31,	Ps. 110,497,449	Ps. 86,572,346	Ps. 66,961,000	Ps. 62,392,268	Ps. 80,618,428	Ps. 375,731,068	Ps. 782,772,559

Footnotes appear on following page.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(1)	As of December 31, 2011 and 2010, the rates were as follows: LIBOR, 0.8085% and 0.45594%, respectively; the prime rate in Japanese yen, 1.475% and 1.475%, respectively; TIIE (Mexican Equilibrium Interbank Interest Rate) of 4.79% and 4.875%, respectively, for 28 days; TIIE rate of 4.795% and 4.96%, respectively, for 91 days; Cetes (Mexican Federal Treasury Certificates) rate of 4.31% and 4.45%, respectively, for 28 days; Cetes rate of 4.49% and 4.58%, respectively, for 91 days; Cetes rate of 4.55% and 4.71%, respectively, for 182 days.
(2)	During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 10 years. As of December 31, 2011 and 2010, assets acquired through these capital leases were as follows:

	2011	2010
Investment in tankers	Ps. 3,075,142	Ps. 3,075,142
Less accumulated depreciation	390,117	267,111

	Ps. 2,685,025	Ps. 2,808,031

The liabilities relating to the assets listed above are payable in the years following December 31, 2011 as presented below:

Year	Pesos	U.S. dollars
2012	Ps. 621,680	U.S. $	44,436
2013	621,680		44,436
2014	621,680		44,436
2015	621,680		44,436
2016	621,680		44,436
2017 and later	1,168,624		83,531

	4,277,024		305,711
Less: Short-term unaccrued interest	215,308		15,389
Less: Long-term unaccrued interest	655,787		46,874

Total capital leases	3,405,929		243,448
Less: Current portion of leases	406,372		29,046

Total long-term capital leases	Ps. 2,999,557	U.S. $	214,402

The capital lease interest expense during the years ended December 31, 2011 and 2010 was Ps. 224,983 and Ps. 219,257, respectively.

(3)	Includes financing from foreign banks of Ps. 603,160,398 and Ps. 498,585,732 as of December 31, 2011 and 2010, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(4)	The total amounts of notes payable to contractors as of December 31, 2011 and 2010, current and long-term, are as follows:

Year	2011	2010
Total notes payable to contractors(a)(b)	Ps. 26,185,906	Ps. 24,653,294
Less: Current portion of notes payable to contractors	13,139,103	11,383,234

Notes payable to contractors (long-term)	Ps. 13,046,803	Ps. 13,270,060

(a)	PEMEX has entered into Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts, or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2011 and 2010, PEMEX had an outstanding amount payable of Ps. 22,415,338 and Ps. 20,958,659, respectively.
(b)	During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2011 and 2010, the outstanding balances owing to the contractor were Ps. 3,770,568 (U.S. $269,511) and Ps. 3,694,635 (U.S. $298,989), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	U.S. $
2012		25,267
2013		25,267
2014		25,267
2015		25,267
2016		25,267
2017 and thereafter		143,176

Total	U.S. $	269,511

NOTE 12—FINANCIAL INSTRUMENTS:

PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbons prices in national and international markets.

In order to monitor and manage these market risks, PEMEX has developed policies and guidelines that promote a comprehensive approach to managing such risks, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limit estimates.

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

Additionally, the PMI Group (Note 3(b)) has implemented a normative framework for risk management which includes policies and procedures that establish controls in accordance with industry best practices, including the production of periodic reports regarding the risk portfolio for the management of the PMI Group. Moreover, the PMI Group relies on a risk management sub-committee, which oversees the trading of DFIs.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. Additionally, PEMEX maintains a diversified portfolio of counterparties.

During 2009, Petróleos Mexicanos entered into a variety of long-term currency swaps, relying on price adjustment clauses as risk hedges, through which Petróleos Mexicanos was able to limit its credit exposure to a certain threshold. Specifically, these price adjustment clauses were used to limit exposure to currency fluctuations in the euro and pound sterling, seven of which were triggered during 2010 and four of which were triggered during 2011. The use of these price adjustment clauses resulted in the early termination of these long-term currency swaps at fair market value and their reinstatement at prevailing market prices, limiting the credit risk exposure of Petróleos Mexicanos and its counterparties.

Pemex-Gas and Basic Petrochemicals (PGPB) faces credit risk due to the DFIs it offers to its domestic customers to assist them in mitigating the risk associated with the volatility of natural gas prices. PGPB significantly reduced its credit risk with the changes made during 2009 to PEMEX’s guidelines relating to credit risk management.

In order to qualify for these DFIs, PGPB’s customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. PGPB has some outstanding DFIs contracted before October 2, 2009, in which customers are not required to post collateral. The board of directors of PGPB approves the requirements for credit support for DFIs entered into by PGPB with its customers.

In 2011, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of PGPB.

As of December 31, 2011, PGPB had open DFIs with 61 customers, of which 55 are industrial customers (90%), 5 are distributors (9%) and one belongs to both customer categories (1%). Of the total traded volume of DFIs (MMBtus) in 2011, industrial customers represented 57%, while distributors represented 42%. The customer belonging to both categories represented 1%.

As of December 31, 2011 and 2010, PGPB, through its wholly owned subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices rose in 2010 and remained high in 2011, which diminished the negative fair value with the counterparties and allowed the contracts to remain in compliance with the relevant credit limits; and (ii) when certain DFIs matured, PGPB used domestic customers’ payments to meet its international obligations.

(ii)	Interest rate risk

PEMEX constantly monitors its exposure to the risk generated by volatility in the various reference interest rates applicable to its outstanding debt, as recognized in the statement of financial position. To establish an appropriate proportion of fixed rate instruments in its portfolio, thus reducing its exposure to adverse movements in floating interest rates, PEMEX enters into interest rate swaps associated with a portion of its variable-rate debt instruments. Under these swaps, PEMEX makes payments based on a fixed interest rate and receives payments based on a floating rate. LIBOR is the underlying floating rate for U.S. dollar-denominated swaps related to PEMEX’s debt.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(iii)	Foreign exchange rate risk

PEMEX’s functional currency is the Mexican peso. Most of PEMEX’s debt and income is denominated in U.S. dollars and Mexican pesos. Debt denominated in other currencies generates foreign exchange rate exposure, which can increase PEMEX’s financing costs. Therefore, PEMEX regularly enters into DFIs, such as cross-currency swaps and exchange rate forwards, to mitigate the exposure caused by the volatility in the exchange rates of currencies other than the U.S. dollar and the Mexican peso. The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

(iv)	Hydrocarbon price risk

PEMEX’s tax structure permits it to transfer most crude oil price risk to the Mexican Government. Therefore, PEMEX did not enter into long-term strategic hedging arrangements relating to the prices of the crude oil that it markets between 2007 and 2011.

However, PEMEX does periodically evaluate its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not enter into hedging arrangements relating to the international prices of hydrocarbons between 2007 and 2011.

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

Since 2003, PGPB has been required to sell Liquefied Petroleum Gas (“LPG”) under a price system imposed by the Mexican Government. The Mexican Government fixes the sale price of LPG throughout Mexico, with PGPB thereby being exposed to price risk in the geographic areas where it sells imported LPG. During 2009, PGPB mitigated the market risk generated by that exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010 and 2011, PGPB did not enter into DFI hedges on propane.

PMI Trading periodically enters into transactions using DFIs to mitigate risk generated by the purchase and sale of refined products and liquid gas, thereby reducing the volatility of its income. PMI Trading’s policies establish a maximum threshold of capital risk, which is compared daily with the value-at-risk portfolio, in order to carry out risk reducing mechanisms if necessary.

(v)	Risks relating to the portfolio of third-party shares

Since 2008, PEMEX has maintained a synthetic long position (holding) on 58,679,799 shares of Repsol, with the objective of maintaining voting and economic rights over those shares. This objective is accomplished by using four total return swaps under which PEMEX has the right to receive the total return on the Repsol shares with respect to an exercise price in U.S. dollars, as well as the dividends and corporate rights relating to those shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate. These DFIs will mature between March and October of 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

In addition, in 2011, PEMEX acquired, through PMI HBV, 57,204,240 shares of Repsol. To hedge this transaction, PMI HBV also entered into stock options with respect to the Repsol shares (a long put, short call and long call), which will expire in 2012, 2013 and 2014.

As of December 31, 2011 and 2010, the share price for the related Repsol shares was U.S. $30.51 and U.S. $27.94, respectively.

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

(vii)	Embedded derivatives due to a non-functional currency component

As of December 31, 2011 and 2010, in accordance with Bulletin C-10, “Financial Instruments and Hedging Operations” (“Bulletin C-10”), PEMEX recognized the potential existence of embedded derivatives included in the terms of its contracts, including contracts structured as financial instruments (debt instruments or capital instruments) recognized in the statement of financial position and agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments, which are not recognized in the statement of financial position as of the date of these consolidated financial statements. These contracts were entered into by PEMEX in foreign currencies different from the functional currency of PEMEX and/or its counterparties and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative according to Bulletin C-10.

(viii)	Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of Bulletin C-10 for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the CFR component of net loss for the year.

As of December 31, 2011 and 2010, the net fair value of PEMEX’s DFIs was Ps. 6,123,733 and Ps. 8,860,754, respectively. The net fair value of PEMEX’s DFIs as of December 31, 2010 included the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Ps. (232,378) net fair value of DFIs designated as cash flow hedges and recognized in equity under other comprehensive loss. As of December 31, 2011, PEMEX did not have any DFIs designated as cash flow hedges.

The following table shows the fair values and volumes of PEMEX’s exchange-traded and over-the-counter (“OTC”) DFIs that were designated as cash flow hedges outstanding as of December 31, 2010 and for which the fair value was recognized in other comprehensive loss in equity.

		2011		2010
DFI	Market	Volume (MMb)	Fair Value	Volume (MMb)	Fair Value
Petroleum Products Futures	Exchange Traded	—	Ps. —	4.93	Ps.	(102,493)
Petroleum Products Swaps	Exchange Traded	—	—	0.32		(4,096)
Petroleum Products Swaps	OTC	—	—	0.55		(9,522)

			Ps. —		Ps.	(116,111)

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective. As a result, in 2010, changes in the fair value (net of interest) of these instruments did not have an immediate impact on earnings and instead were recognized as part of equity through other comprehensive loss items. These changes in fair value are reclassified into earnings corresponding to the hedged item at the time when the hedged item’s cash flows affect earnings.

For the years ended December 31, 2010 and 2009, a net loss of Ps. 22,987 and Ps. 62,375, respectively, was reclassified from other comprehensive loss into the interest expense component of CFR. For the year ended December 31, 2011, no amount was reclassified from other comprehensive loss into the interest expense component of CFR.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The following table shows fair value and notional amounts as of December 31, 2011 and 2010 of PEMEX’s DFIs that were treated for accounting purposes as non-hedges or as entered into for trading purposes:

		2011				2010
DFI	Position	Notional Amount		Fair Value		Notional Amount		Fair Value
Equity Swaps (including options)	PEMEX pays floating in U.S. $ and receives total return on Repsol shares	Ps.	26,723,152	Ps.	1,520,056	Ps.	18,627,271	Ps.	1,720,744
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the 28-day TIIE + spread in pesos		1,200,000		(42,527)		2,400,000		(136,220)
Interest Rate Swaps	PEMEX pays fixed in pesos and receives the PIP 182 day(1) rate in pesos		7,500,000		(717,500)		7,500,000		(1,075,533)
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI		6,540,220		622,165		3,540,220		262,226
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in ¥		9,065,955		3,833,137		9,024,917		3,300,899
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. $ LIBOR + spread and receives floating in 3-month ¥ LIBOR + spread		2,798,080		1,106,550		4,942,840		1,529,826
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives floating in 6-month ¥ LIBOR + spread		11,072,601		1,434,734		7,474,641		2,889,451
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in euro		64,947,004		(2,713,982)		57,553,996		(369,052)
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in £		9,549,707		(984,189)		8,434,833		(926,728)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. $ LIBOR + spread and receives fixed in £		8,303,764		689,593		7,131,134		(8,070)
Cross-Currency Swaps	PEMEX pays fixed in U.S. $ and receives fixed in CHF		6,694,755		802,898		5,913,180		669,806
Exchange Rate Forward	PEMEX pays fixed in U.S. $ and receives fixed in €		14,513,974		(279,474)		—		—
Natural Gas Swaps	PEMEX receives fixed		(3,892,635)		1,239,676		(5,847,889)		2,656,871
Natural Gas Swaps	PEMEX receives floating		3,871,097		(1,218,890)		5,752,408		(2,563,670)
Natural Gas Options	PEMEX Long Put		—		—		91,155		38,935
Natural Gas Options	PEMEX Short Put		—		—		(91,155)		(38,943)
Natural Gas Options	PEMEX Long Call		1,016,230		12,543		987,111		26,925
Natural Gas Options	PEMEX Short Call		(1,016,670)		(12,543)		(987,102)		(26,915)
Natural Gas Digital Options	PEMEX Long Put		—		—		99,198		13,520
Natural Gas Digital Options	PEMEX Short Put		—		—		(99,198)		(13,525)
Natural Gas Digital Options	PEMEX Long Call		—		—		146,033		1
Natural Gas Digital Options	PEMEX Short Call		—		—		(146,033)		(1)
Interest Rate Swaps	PEMEX pays fixed in U.S. $ and receives floating in U.S. $ LIBOR 1M		521,073		(51,030)		—		—
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI		14,651,535		76,779		13,464,756		867,691
Stock Options	PEMEX Long Put, Short Call and Long Call		24,655,927		125,002		—		—

Subtotal		Ps.	208,715,769	Ps.	5,442,998	Ps.	145,912,316	Ps.	8,818,238

Continued on following page.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Continued from previous page.

		2011			2010
DFI	Market	Volume (MMb)	Fair Value		Volume (MMb)	Fair Value
Petroleum Products Futures	Exchange Traded	(3.6)		(112,900)	—		—
Petroleum Products Swaps	Exchange Traded	(3.3)		(71,470)	—		—
Petroleum Products Swaps	OTC	(0.6)		(23,470)	—		—

Subtotal				(207,840)			—

Total DFIs entered into for trading purposes(2)			Ps.	5,235,158		Ps.	8,818,238

(1)	The PIP 182-day rate is an interest swap rate published by the Proveedor Integral de Precios, based on 28-day TIIE rates.
(2)	This table presents the net value of derivative financial instruments designated for accounting purposes as non-hedges or as entered into for trading purposes as of December 31, 2011 and 2010. The sum of the fair value amounts in this table and the table above includes open DFIs as of the reporting date but does not include the fair value of DFIs that matured prior to the reporting date but have not been collected or paid. As a result, the amounts in this table differ by Ps. 888,575 in 2011 from the information included in PEMEX’s consolidated financial statements and these notes to such statements.

The exchange rates for U.S. dollars as of December 31, 2011 and 2010 were Ps. 13.9904 and Ps. 12.3571 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2011 was Ps. 18.1595 per euro.

For the years ended December 31, 2011, 2010 and 2009, PEMEX recognized a net (loss) income of Ps. (1,371,235), Ps. (1,236,755) and Ps. 9,963,741, respectively, in CFR with respect to DFIs treated as non-hedges. These amounts include the effect in net loss of the changes in the fair value of DFIs treated as non-hedges of Ps. (2,378,555), Ps. (1,895,731) and Ps. 8,665,798 for the years ended December 31, 2011, 2010 and 2009, respectively.

In addition, for the year ended December 31, 2011, PEMEX recognized a loss of Ps. 277,042, recorded in CFR, corresponding to its embedded derivatives related to the Repsol shares it purchased in 2011.

NOTE 13—EMPLOYEE BENEFITS:

a.	Pensions, seniority premiums and other post-retirement benefits

PEMEX has established employee non-contributory retirement plans, under which benefits are determined based on employees’ years of service and final salary at their retirement date. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries. PEMEX funds its employee benefits through Mexican trusts, the resources of which come from the seniority premium item of the Mexican Government’s budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services and cash provided to retired personnel and their dependents for basic necessities.

b.	Benefits for employment termination for causes other than restructuring

PEMEX has established defined benefit plans to cover the payments that must be made when terminating employment, for causes other than restructuring, before the employee’s retirement age. These benefits are calculated based on years of service and the employee’s compensation at the time employment ends. The obligations and costs corresponding to these plans are recorded in accordance with actuarial valuations performed by independent actuaries.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

c.	Cash Flows

Plan contributions and benefits paid were as follows:

	Retirement benefits
	2011		2010
Contribution to the pension plan assets	Ps.	28,868,231	Ps.	24,760,321
Payments charged to the plan assets		28,849,746		25,297,145

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2011 and 2010 were Ps. 4,318,723 and Ps. 4,312,712, respectively. Payments for employment termination before the employees’ retirement age were Ps. 425, Ps. 5,489 and Ps. 26,525 in 2011, 2010 and 2009, respectively.

The components of net periodic cost for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Termination benefits 2011		Retirement benefits 2011		Total 2011
Net periodic cost:
Service cost	Ps.	2,116,702	Ps.	14,054,737	Ps.	16,171,439
Financial cost		1,996,637		64,048,700		66,045,337
Return on plan assets		—		(1,249,580)		(1,249,580)
Prior services cost:
Amortization of transition liability		137,405		27,456,801		27,594,206
Amortization of prior services costs and plan amendments		42,349		4,974,676		5,017,025
Actuarial (gain) loss		(13,308,465)		1,300,445		(12,008,020)
Compensation increase		—		1,260,797		1,260,797

Net periodic cost	Ps.	(9,015,372)	Ps.	111,846,576	Ps.	102,831,204

	Termination benefits 2010		Retirement benefits 2010		Total 2010
Net periodic cost:
Service cost	Ps.	1,981,137	Ps.	13,935,679	Ps.	15,916,816
Financial cost		2,008,977		70,024,058		72,033,035
Return on plan assets		—		(1,218,398)		(1,218,398)
Prior services cost:
Amortization of transition liability		138,090		27,433,654		27,571,744
Amortization of prior services costs and plan amendments		42,349		4,975,016		5,017,365
Actuarial (gain) loss		(12,531,089)		6,224,769		(6,306,320)
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	(8,360,536)	Ps.	122,635,577	Ps.	114,275,041

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	Termination benefits 2009		Retirement benefits 2009		Total 2009
Net periodic cost:
Service cost	Ps.	1,271,683	Ps.	11,649,536	Ps.	12,921,219
Financial cost		1,675,982		51,404,121		53,080,103
Return on plan assets		—		(566,935)		(566,935)
Prior services cost:
Amortization of transition liability		134,220		27,337,019		27,471,239
Amortization of prior services costs and plan amendments		46,365		5,074,381		5,120,746
Actuarial loss (gain)		9,086,387		(2,721,667)		6,364,720
Compensation increase		—		1,260,799		1,260,799

Net periodic cost	Ps.	12,214,637	Ps.	93,437,254	Ps.	105,651,891

The actuarial present value of benefit obligations as of December 31 of each year is as follows:

	Termination benefits 2011		Retirement benefits 2011		Total 2011
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	14,402,423	Ps.	458,877,245	Ps.	473,279,668

Accumulated defined benefit obligations (“OBD”)		14,402,423		835,890,439		850,292,862
Plan assets at fair value		—		(4,977,231)		(4,977,231)

OBD in excess of plan assets		14,402,423		830,913,208		845,315,631
Unamortized benefits:
Transition liability		(136,628)		(27,893,078)		(28,029,706)
Plan amendments		(42,347)		(44,228,077)		(44,270,424)
Actuarial (gains) losses and variances in assumptions		—		(40,737,704)		(40,737,704)
Compensation increase		—		(1,260,798)		(1,260,798)

Total liability recognized in the statement of financial position	Ps.	14,223,448	Ps.	716,793,551	Ps.	731,016,999

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	Termination benefits 2010		Retirement benefits 2010		Total 2010
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	23,612,556	Ps.	528,960,315	Ps.	552,572,871

Accumulated defined benefit obligations (“OBD”)		23,612,556		764,939,434		788,551,990
Plan assets at fair value		—		(4,258,340)		(4,258,340)

OBD in excess of plan assets		23,612,556		760,681,094		784,293,650
Unamortized benefits:
Transition liability		(274,818)		(55,068,933)		(55,343,751)
Plan amendments		(90,636)		(49,206,499)		(49,297,135)
Actuarial (gains) losses and variances in assumptions		—		(15,766,101)		(15,766,101)
Compensation increase		—		(2,521,598)		(2,521,598)

Total liability recognized in the statement of financial position	Ps.	23,247,102	Ps.	638,117,963	Ps.	661,365,065

The total liability recognized on the statement of financial position for the accumulated defined benefit obligation for termination and retirement benefits increased by 10.5% from December 31, 2010 to December 31, 2011, as a result of the following factors:

•	An increase in obligations due to the age and length of employment of, and benefits to, beneficiaries of the retirement and termination plans;

•

Changes in the discount rate (from 8.96% in 2010 to 8.81% in 2011), the interest rate (from 8.75% in 2010 to 8.81% in 2011), the inflation rate of the consumer food basket (8.28% in 2010 and 7.50% in 2011) and the inflation rate applicable to medical services (from 5.93% in 2010 to 6.36% in 2011); and

•

The recognition in the statement of operations of the actuarial gain that was generated in the actuarial valuation of December 31, 2011, corresponding to the accrual for the eventual dismissal of employees prior to eligibility for retirement (termination) benefits under the plan.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services (“Medical Inflation”) are as follows:

	Termination	Retirement	Termination	Retirement
Effect	2011	2011	2010	2010
Increase of one point in Medical Inflation:
a) Labor cost of current services	268,624	5,699,458	358,988	2,463,292
b) Financial cost	312,273	17,788,708	371,457	14,063,586

c) Total	580,897	23,488,166	730,445	16,526,878
Variation	34.04%	25.43%	12.26%	19.68%
d) Defined benefit obligations (“OBD”)	3,547,618	203,432,215	4,324,601	164,017,124
Variation	32.88%	22.76%	11.96%	21.44%
Decrease of one point in Medical Inflation:
a) Labor cost of current services	149,047	3,225,591	246,604	1,455,987
b) Financial cost	179,549	11,922,656	228,501	9,919,215

c) Total	328,596	15,148,247	475,105	11,375,202
Variation	(24.18%)	(19.11%)	(26.99%)	(13.50%)
d) Defined benefit obligations (“OBD”)	2,041,114	136,847,816	2,729,100	117,762,688
Variation	(23.55%)	(17.42%)	(29.34%)	(15.40%)

Significant assumptions used in determining the net periodic cost of plans are as follows, and are expressed in nominal rates:

	Termination benefits 2011	Retirement benefits 2011	Termination and retirement benefits 2010
Discount rate	8.81%	8.81%	8.96%
Rate of compensation increase(*)	5.10%	5.10%	5.10%
Expected long-term rate of return on plan assets	8.81%	8.81%	8.75%
Employees’ average remaining labor life over which pending amortization items are amortized	N/A	10 years	12 years

(*)	Includes salary increases due to promotions.

PEMEX’s plan assets are held in two trusts, the Fondo Laboral Pemex (“FOLAPE”) and the Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S.A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

	Retirement benefits
	2011	2010
Type of investment:
Governmental securities(1)	76.0%	77.1%
Fixed rate securities	24.0%	22.9%

Total	100.0%	100.0%

(1)	Includes repurchase agreements where the FOLAPE lends cash and receives government securities.

NOTE 14—COMPREHENSIVE LOSS:

Comprehensive loss, presented in the consolidated statement of changes in equity, presents the overall result of PEMEX’s activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net loss for the year—are recognized directly in equity:

	2011		2010		2009
Previously reported net loss for the year	Ps.	(91,483,321)	Ps.	(47,462,608)	Ps.	(94,662,018)
Investment securities		3,872,160		—		—
Derivative financial instruments		232,378		(390,909)		2,532,882
Currency translation effect		4,761,765		(1,532,399)		(2,183,412)

Comprehensive loss for the yar		(82,617,018)		(49,385,916)		(94,312,548)
Retroactive effect of adoption of FRS C-4 (Note 3(ab)(i))		—		935,371		292,172

Adjusted comprehensive loss for the year	Ps.	(82,617,018)	Ps.	(48,450,545)	Ps.	(94,020,376)

NOTE 15—EQUITY:

Certificates of Contribution “A”—permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board.

In December 1997, the Board and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2011, the value of the Certificates of Contribution “A” was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

Mexican Government’s contributions

During 2009, due to certain changes in the fiscal regime of Petróleos Mexicanos, the SHCP requested the return of Ps. 40,104 as reimbursement of funds that had been received by Petróleos Mexicanos in 2008 under article 19, fraction IV, clause c) of the Federal Law of Budget and Fiscal Accountability. Additionally, PEMEX received under the terms of the same provision a payment in the amount of Ps. 12,600 during the 2008 fiscal year, which is applied toward implementation of programs and investments in infrastructure projects. In addition, PEMEX capitalized an amount of Ps. 494,714, corresponding to interest earned at the end of 2009 on funds provided by the Mexican Government for use in infrastructure works, resulting in an overall increase in equity of Ps. 467,210 for the year.

During 2010, PEMEX capitalized an amount of Ps. 122, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c). In 2011, PEMEX did not receive any funds from the Mexican Government under this provision.

Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock. During 2011, 2010 and 2009, the Subsidiary Companies made no contributions to such legal reserve funds.

Donation surplus

During 2009, PEMEX recognized Ps. 119,884 as fixed asset additions for land and buildings regularization. In connection with the project for the construction of a new refinery in Tula, Hidalgo, in 2010, PEMEX received land valued at Ps. 980,187 as a donation from the State of Hidalgo, as stated in a conveyance issued by Public Notary No. 5 of the municipality Tepeji del Río de Ocampo, Hidalgo. In addition, PEMEX recognized Ps. 1,462,210 of fixed asset additions for land and buildings regularization in 2010, mainly due to updating the values of 64 properties and 97 buildings based on their assessed values, in accordance with article 27 of the Ley General de Contabilidad Gubernamental (General Governmental Accounting Law). In 2011, PEMEX did not recognize any fixed assets as donation surplus.

Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

efforts on consolidating PEMEX’s institutional strategy, including through the adoption in November 2008 of amendments to PEMEX’s legal framework, which will permit it greater autonomy in decision making and enhanced operational viability.

NOTE 16—COMMITMENTS:

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

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2011 and 2010, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 14,190,684 and Ps. 14,180,472, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2012	Ps.	2,017,937
2013		1,486,863
2014		1,512,854
2015		1,535,050
2016		899,951
More than 5 years		6,738,029

Total	Ps.	14,190,684

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern Region. The term of this contract runs until 2017.

As of December 31, 2011 and 2010, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 1,179,745 and Ps. 1,465,993, respectively.

In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2012	Ps.	571,780
2013		122,218
2014		122,218
2015		122,218
2016		122,355
2017 to 2018		118,956

Total	Ps.	1,179,745

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(d)	As of December 31, 2011, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

As of December 31, 2011 and 2010, the estimated value of these contracts was as follows:

Contract date	Block	2011		2010
February 9, 2004	Olmos	U.S. $	299,072	U.S. $	301,818
November 21, 2003	Cuervito		78,297		118,022
November 28, 2003	Misión		787,156		977,678
November 14, 2003	Reynosa-Monterrey		1,995,904		2,050,000
December 8, 2003	Fronterizo		104,645		141,997
March 23, 2005	Pirineo		382,378		452,399
April 3, 2007	Nejo		324,302		696,653
April 20, 2007	Monclova		157,371		241,221
May 12, 2008	Burgos VII		418,062		765,576

Total		U.S. $	4,547,187	U.S. $	5,745,364

(e)	In 2011, Pemex-Exploration and Production entered into three integrated exploration and production contracts for the development of mature fields in the Magallanes, Santuario and Carrizo blocks in the Southern Region of Mexico. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX’s cash flow from the particular block subject to each contract. As of December 31, 2011, PEMEX had not made payments pursuant to the exploration and production contracts.

(f)	As of December 31, 2011 and 2010, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 350,247,891 and Ps. 421,101,319, respectively. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

NOTE 17—CONTINGENCIES:

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2011 and 2010, the reserve for environmental remediation expenses totaled Ps. 5,527,919 and Ps. 5,297,933, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2011 and 2010, PEMEX had accrued a reserve of Ps. 8,421,697 and Ps. 8,430,795, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. On February 10, 2012, CONPROCA filed a request to clarify the final award. As of the date of this report, a resolution in connection with this request is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,094 in damages and expenses. On July 13, 2010, the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an amparo filed by USISA, ordering Pemex-Refining to pay Ps. 89,000 plus the plaintiff’s financial expenses. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. Subsequently, the plaintiff filed a motion for the payment of financial expenses seeking approximately Ps. 67,281, to which Pemex-Refining responded. The evidentiary stage related to this payment was opened, and Pemex-Refining appointed its expert, who accepted his designation. As of this date, the expert’s opinion is still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had issued an award, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010. Previously,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court’s judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA has requested that the arbitration award be confirmed. A hearing will be held on May 10, 2012. As of the date of this report, a new decision by the District Court is still pending.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Décimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay damages of Ps. 995,877, plus interest, as well as expenses related to the claim. In May 2010, the plaintiff and the defendants each filed motions against this judgment. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The plaintiff filed an amparo before the Tribunal Colegiado en Materia Civil y del Trabajo del Décimo Circuito (Joint Civil and Labor Court of the Tenth District), which was denied on January 23, 2012. Therefore, the judgment issued by the First Unit Court of the Tenth Circuit is final and this claim has concluded.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Exploration and Production. On August 30, 2011, Pemex-Exploration and Production filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, the trial is in the evidentiary stage.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. As of this date, the trial is in the evidentiary stage.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. This appeal was denied. Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was denied on May 6, 2011. On May 26, 2011, the defendants filed an amparo and a provisional suspension was granted, but the territorial jurisdiction of the Seventh District Court in Reynosa, Tamaulipas was subsequently confirmed. Once the provisional suspension of the primary trial is lifted, the evidentiary stage will continue. As of this date, a final resolution is still pending.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. On December 2, 2011, the Segundo Tribunal Unitario del Décimo Circuito (Second Unit Court of the Tenth Circuit) granted the appeal filed by the plaintiffs (No. 31/2011-VII) against a resolution dated August 29, 2011 rejecting evidence previously filed by the plaintiffs. On January 5, 2012, the Third District Court requested from the Séptima Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court) additional documentary evidence. This request is still pending. On that same date, a documentation request filed by the plaintiffs addressed to Pemex-Exploration and Production was denied. The plaintiffs filed an appeal against this resolution, which was denied on January 11, 2012. On January 19, 2012, the plaintiffs filed a new appeal against this resolution. Subsequently, the financial, economic, accounting and engineering experts filed their opinions with the Third District Court. On February 27, 2012, the Second Unit Court of the Tenth Circuit confirmed the resolution and therefore, the appeal was denied. On March 1, 2012, the defendant requested that independent expert arbitrators be appointed. This request remains pending until the documentation requested from the Seventh Metropolitan Regional Court is delivered. The plaintiffs then filed an amparo (No. 2185/2010-II) before the Juzgado Cuarto de Distrito (Fourth District Court) in Tabasco, arguing that the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiffs. On February 16, 2012 the amparo was denied. The plaintiffs filed a motion to review this resolution before the Joint Civil and Labor Court of the Tenth Circuit. Subsequently, the plaintiffs filed another amparo against the Law of Public Works and Related Services and the guarantee paid (No. 556/2011-II) before the Juzgado Quinto de Distrito en Materia

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Administrativa (Fifth Administrative District Court) in the Federal District, which was denied on October 31, 2011. The plaintiffs filed a motion to review this resolution, which was denied on February 23, 2012. Therefore, this amparo has concluded. The plaintiffs also filed an administrative claim (No. 4957/11-17-07-1) before the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production was summoned on April 4, 2011, and filed its response to the claim on June 13, 2011. On August 24, 2011, Pemex-Exploration and Production was notified that their response had been admitted, along with the opinion of an economic and financial expert. In addition, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court requested that Pemex-Exploration and Production appoint its experts and provide related documentation, which was provided on September 9, 2011. On February 7, 2012, the experts appeared before the Court. On February 29, 2012, the experts requested an extension to file their opinions and the appropriate resolution is still pending. Subsequently, Pemex-Exploration and Production filed a motion against a ruling that accepted additional evidence filed by the plaintiffs. As of this date, the trial is in the evidentiary stage.

On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimosegundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011 Pemex-Exploration and Production filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. Pemex-Exploration and Production filed an appeal against this resolution, which was denied. Pemex-Exploration and Production filed an amparo against this resolution. A constitutional hearing was held on January 13, 2012, and the amparo filed by Pemex-Exploration and Production was denied. Subsequently, Pemex-Exploration and Production filed a motion to review this resolution. As of the date of this report, a resolution of this motion is still pending. In addition, on November 14, 2011, the plaintiff filed a motion to suspend the guarantees granted in the services agreements, which was denied. The plaintiff filed an appeal (No. 508/2011) before the Tercer Tribunal Unitario en Materia Civil y Administrativa (Third Unit Civil and Administrative Court), which was denied. As of the date of this report, a final resolution is still pending.

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, the trial was suspended based on a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos arguing that the court lacked jurisdiction. On March 6, 2012, the Court ruled that it will not admit this motion until the Tax Management Service files a report about the plaintiff’s tax residence. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

NOTE 18—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•

Pemex-Exploration and Production earns revenues from domestic crude oil sales to Pemex-Refining, as well as from the export of crude oil, through the PMI Group, to international markets. Export sales are made through the PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX’s crude oil is sold domestically.

•

Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

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

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2011:
Sales
Trade	Ps.	—	Ps.	621,678,105	Ps.	128,665,354	Ps.	28,854,514	Ps.	772,965,363	Ps.	—	Ps.	1,552,163,336
Intersegment		1,270,839,926		75,154,806		77,479,563		14,583,501		424,517,960		(1,862,575,756)		—
Services income		—		3,619,441		1,082,588		—		47,887,101		(46,323,544)		6,265,586
Cost of sales		264,576,555		943,739,831		200,365,430		45,562,513		1,189,796,549		(1,863,415,339)		780,625,539

Gross income (loss)		1,006,263,371		(243,287,479)		6,862,075		(2,124,498)		55,573,875		(45,483,961)		777,803,383
Total general expenses		28,782,183		46,731,204		10,890,458		10,191,411		45,939,588		(46,156,786)		96,378,058

Operating income (loss)		977,481,188		(290,018,683)		(4,028,383)		(12,315,909)		9,634,287		672,825		681,425,325
Other revenues		23,813,989		173,375,469		330,873		361,886		(1,815,189)		(522,144)		195,544,884
Comprehensive financing result		(70,874,322)		(22,848,216)		3,036,493		(755,810)		(57,485)		(142,046)		(91,641,386)
Interest (paid)		(42,188,969)		(16,635,802)		(5,367,648)		(756,538)		(85,929,986)		88,247,878		(62,631,065)
Interest received		18,121,683		395,051		8,665,856		16,533		90,981,103		(88,389,924)		29,790,302
Exchange (loss) gain		(46,807,036)		(6,607,465)		(261,715)		(15,805)		(5,108,602)		—		(58,800,623)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		39,873		—		(341,562)		—		(92,059,500)		91,564,791		(796,398)
Taxes and duties		871,471,372		—		528,520		10,532		4,005,322		—		876,015,746

Net income (loss)		58,989,356		(139,491,430)		(1,531,099)		(12,720,365)		(88,303,209)		91,573,426		(91,483,321)
Current assets		820,462,659		385,466,859		101,064,011		89,456,812		1,029,275,435		(2,068,255,524)		357,470,252
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		793,092		157,094		3,466,391		—		314,645,188		(306,148,401)		12,913,364
Wells, pipelines, properties, plant and equipment		861,928,356		218,872,735		42,472,947		19,251,120		9,980,522		—		1,152,505,680
Total assets		1,685,887,427		604,779,078		149,301,746		109,586,555		2,004,713,734		(3,020,923,564)		1,533,344,976
Current liabilities		414,738,364		467,072,805		32,253,242		24,776,254		1,375,789,847		(2,061,160,610)		253,469,902
Long-term debt		620,556,799		33,166,720		1,711,125		255,062		659,513,489		(642,928,085)		672,275,110
Reserve for employee benefits		252,290,666		248,626,775		60,481,355		68,344,634		101,273,569		—		731,016,999
Total liabilities		1,343,156,185		756,848,808		100,015,320		93,718,925		2,148,304,286		(2,714,779,419)		1,727,264,105
Equity		342,731,242		(152,069,730)		49,286,426		15,867,630		(143,590,552)		(306,144,145)		(193,919,129)
Depreciation and amortization		83,487,809		9,146,072		3,324,447		1,194,664		600,027		—		97,753,018
Net cost for the period of employee benefits		35,212,980		33,742,361		7,306,891		8,967,083		17,601,889		—		102,831,204
Acquisitions of fixed assets		160,797,360		26,919,019		3,519,963		2,563,207		819,288		—		194,618,837

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total

Year ended December 31, 2010 (Restated Note 3(ab)(i)):
Sales
Trade	Ps.	—	Ps.	533,722,826	Ps.	125,391,708	Ps.	24,738,801	Ps.	592,907,683	Ps.	—	Ps.	1,276,761,018
Intersegment		980,603,172		68,864,848		74,064,806		16,587,113		306,866,463		(1,446,986,402)		—
Services income		—		3,469,042		—		—		46,364,151		(44,529,901)		5,303,292
Cost of sales		236,169,274		711,894,429		187,108,924		46,414,268		896,297,562		(1,446,529,412)		631,355,045

Gross income (loss)		744,433,898		(105,837,713)		12,347,590		(5,088,354)		49,840,735		(44,986,891)		650,709,265
Total general expenses		32,370,161		49,435,633		11,143,239		9,906,458		44,703,183		(43,305,943)		104,252,731

Operating income (loss)		712,063,737		(155,273,346)		1,204,351		(14,994,812)		5,137,552		(1,680,948)		546,456,534
Other revenues		(7,137,804)		74,799,496		940,582		315,205		1,102,140		1,565,909		71,585,528
Comprehensive financing result		(20,888,539)		(2,238,951)		2,856,243		(38,918)		8,231,872		108,955		(11,969,338)
Interest paid		(49,690,987)		(5,088,732)		(7,714,889)		(155,553)		(108,655,298)		96,923,377		(74,382,082)
Interest received		13,907,031		1,027,142		10,284,938		175,771		113,664,951		(96,814,422)		42,245,411
Exchange (loss) gain		14,895,417		1,822,639		286,194		(59,136)		3,222,219		—		20,167,333
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		143,187		—		422,515		—		(53,908,778)		54,883,764		1,540,688
Taxes and duties		649,813,771		—		1,651,736		34,562		2,640,580		—		654,140,649

Net income (loss)		34,366,810		(82,712,801)		3,771,955		(14,753,087)		(42,077,794)		54,877,680		(46,527,237)
Current assets		740,040,846		371,822,357		100,395,835		90,172,530		917,048,063		(1,903,569,092)		315,910,539
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		753,219		157,094		1,983,237		—		393,300,226		(385,077,696)		11,116,080
Wells, pipelines, properties, plant and equipment		789,473,758		201,826,731		42,383,097		17,793,522		9,910,793		—		1,061,387,901
Total assets		1,532,989,752		574,161,377		145,041,538		109,125,112		1,878,731,690		(2,844,852,889)		1,395,196,580
Current liabilities		433,338,544		323,872,240		29,850,392		17,323,008		1,294,574,158		(1,891,704,714)		207,253,628
Long-term debt		532,529,418		30,896,536		2,855,608		318,043		561,793,958		(553,222,766)		575,170,797
Reserve for employee benefits		228,029,915		225,323,759		55,740,944		62,105,361		90,165,086		—		661,365,065
Total liabilities		1,249,247,867		587,354,957		94,353,467		80,046,330		1,955,267,780		(2,459,771,710)		1,506,498,691
Equity		283,741,885		(13,193,580)		50,688,071		29,078,782		(76,536,090)		(385,081,179)		(111,302,111)
Depreciation and amortization		82,244,686		8,906,150		3,531,638		1,165,828		633,479		—		96,481,781
Net cost for the period of employee benefits		38,822,191		38,974,527		7,768,779		10,617,542		18,092,002		—		114,275,041
Acquisitions of fixed assets		176,378,713		24,585,557		3,631,301		2,217,343		1,209,831		—		208,022,745

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations		Total
Year ended December 31, 2009 (Restated Note 3(ab)(i)):
Sales
Trade	Ps.	—	Ps. 466,238,779	Ps. 111,245,384	Ps. 18,885,357	Ps. 488,260,295	Ps.	—	Ps. 1,084,629,815
Intersegment		827,653,321	61,000,823	60,722,516	31,068,976	215,206,070		(1,195,651,706)	—
Services income		—	3,376,277	—	—	43,559,432		(41,644,193)	5,291,516
Cost of sales		220,418,954	615,983,931	164,253,248	58,813,358	696,981,474		(1,195,608,182)	560,842,783

Gross income		607,234,367	(85,368,052)	7,714,652	(8,859,025)	50,044,323		(41,687,717)	529,078,548
Total general expenses		30,868,207	44,330,942	12,441,773	11,396,339	42,425,846		(40,954,107)	100,509,000

Operating income (loss)		576,366,160	(129,698,994)	(4,727,121)	(20,255,364)	7,618,477		(733,610)	428,569,548
Other revenues		(4,554,980)	40,826,235	1,018,719	562,183	1,170,399		746,203	39,768,759
Comprehensive financing result		(27,778,182)	(157,022)	2,748,592	100,489	9,778,256		—	(15,307,867)
Interest paid		(48,698,896)	(10,516,967)	(14,304,400)	(158,862)	(89,050,953)		84,429,983	(78,300,095)
Interest received		8,642,352	10,213,330	17,387,615	239,168	96,255,149		(84,429,983)	48,307,631
Exchange (loss) gain		12,278,362	146,615	(334,623)	20,183	2,574,060		—	14,684,597
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		—	—	524,258	—	(103,506,108)		102,214,622	(767,228)
Taxes and duties		538,596,544	3,309,822	692,647	290,507	3,743,538		—	546,633,058

Net income (loss)		5,436,454	(92,339,603)	(1,128,199)	(19,883,199)	(88,682,514)		102,227,215	(94,369,846)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial statements. For certain of the items in the consolidated financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

Year ended December 31, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Sales:
By segment	Ps.	1,270,854,326	Ps.	703,698,643	Ps.	208,111,307	Ps.	43,445,669	Ps.	1,246,062,596
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)

Total consolidated sales	Ps.	1,270,839,926	Ps.	700,452,352	Ps.	207,227,505	Ps.	43,438,015	Ps.	1,245,370,424

Operating income (loss):
By segment		981,895,225		(257,569,039)		(1,934,492)		(11,566,865)		10,164,740
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)
Less unrealized gain due to production cost valuation of inventory		1,877		(29,203,353)		(1,210,089)		(741,390)		161,719
Less capitalized refined products		(4,520,495)		—		—		—		—
Less amortization of capitalized interest		118,981		—		—		—		—

Consolidated income (loss)	Ps.	977,481,188	Ps.	(290,018,683)	Ps.	(4,028,383)	Ps.	(12,315,909)	Ps.	9,634,287

Net income (loss):
By segment		63,410,805		(107,041,786)		562,792		(11,971,321)		(47,528,276)
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)
Less unrealized gain due to production cost valuation of inventory		1,877		(29,203,353)		(1,210,089)		(741,390)		161,719
Less capitalized refined products		(4,520,495)		—		—		—		—
Less equity method for unrealized profits		(7,412)		—		—		—		(40,244,480)
Less amortization of capitalized interest		118,981		—		—		—		—

Consolidated net income (loss)	Ps.	58,989,356	Ps.	(139,491,430)	Ps.	(1,531,099)	Ps.	(12,720,365)	Ps.	(88,303,209)

Assets:
By segment		1,693,164,429		677,240,386		152,524,413		111,829,414		2,047,840,002
Less unrealized intersegment sales		—		(4,419,930)		(958,022)		(7,654)		8,254,430
Less unrealized gain due to production cost valuation of inventory		(12,523)		(68,041,378)		(2,264,645)		(2,235,205)		(11,136,218)
Less capitalized refined products		(4,520,495)		—		—		—		—
Less equity method for unrealized profits		(7,412)		—		—		—		(40,244,480)
Less amortization of capitalized interest		(2,736,572)		—		—		—		—

Consolidated assets	Ps.	1,685,887,427	Ps.	604,779,078	Ps.	149,301,746	Ps.	109,586,555	Ps.	2,004,713,734

Liabilities:
By segment		1,343,156,185		756,848,808		100,015,320		93,718,925		2,150,406,420
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(2,102,134)

Consolidated liabilities	Ps.	1,343,156,185	Ps.	756,848,808	Ps.	100,015,320	Ps.	93,718,925	Ps.	2,148,304,286

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Year ended December 31, 2010 (Restated Note 3(ab)(i)):	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Sales:
By segment	Ps.	979,563,741	Ps.	605,155,570	Ps.	199,151,783	Ps.	41,305,870	Ps.	946,828,328
Less unrealized intersegment sales		1,039,431		901,146		304,731		20,044		(690,031)

Total consolidated sales	Ps.	980,603,172	Ps.	606,056,716	Ps.	199,456,514	Ps.	41,325,914	Ps.	946,138,297

Operating income (loss):
By segment		711,060,304		(159,167,274)		590,908		(14,888,786)		3,403,103
Less unrealized intersegment sales		1,039,431		901,146		304,731		20,044		690,031
Less unrealized gain due to production cost valuation of inventory		(154,979)		2,992,782		308,712		(126,070)		1,044,418
Less amortization of capitalized interest		118,981		—		—		—		—

Total operating income (loss)	Ps.	712,063,737	Ps.	(155,273,346)	Ps.	1,204,351	Ps.	(14,994,812)	Ps.	5,137,552

Net income (loss):
By segment		33,359,800		(86,606,729)		3,158,512		(14,647,061)		(50,955,049)
Less unrealized intersegment sales		1,039,431		901,146		304,731		20,044		690,031
Less unrealized gain due to production cost valuation of inventory		(154,979)		2,992,782		308,712		(126,070)		1,044,418
Less equity method for unrealized profits		3,577		—		—		—		7,142,806
Less amortization of capitalized interest		118,981		—		—		—		—

Consolidated net income (loss)	Ps.	34,366,810	Ps.	(82,712,801)	Ps.	3,771,955	Ps.	(14,753,087)	Ps.	(42,077,794)

Assets:
By segment		1,535,841,727		614,173,040		146,170,314		110,618,926		1,869,920,721
Less unrealized intersegment sales		—		(1,173,638)		(74,220)		—		(4,785,455)
Less unrealized gain due to production cost valuation of inventory		—		(38,838,025)		(1,054,556)		(1,493,814)		6,453,618
Less equity method for unrealized profits		3,577		—		—		—		7,142,806
Less amortization of capitalized interest		(2,855,552)		—		—		—		—

Consolidated assets	Ps.	1,532,989,752	Ps.	574,161,377	Ps.	145,041,538	Ps.	109,125,112	Ps.	1,878,731,690

Liabilities:
By segment		1,249,247,867		587,354,957		94,353,467		80,046,330		1,956,677,742
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(1,409,962)

Consolidated liabilities	Ps.	1,249,247,867	Ps.	587,354,957	Ps.	94,353,467	Ps.	80,046,330	Ps.	1,955,267,780

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Year ended December 31, 2009 (Restated Note 3(ab)(i)):	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Sales:
By segment	Ps.	828,692,752	Ps.	532,690,663	Ps.	172,346,851	Ps.	49,974,377	Ps.	747,745,727
Less unrealized intersegment sales		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)

Consolidated sales	Ps.	827,653,321	Ps.	530,615,879	Ps.	171,967,900	Ps.	49,954,333	Ps.	747,025,797

Operating income (loss):
By segment		577,250,612		(85,793,404)		(2,984,902)		(18,867,575)		8,231,066
Less unrealized intersegment sales		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less unrealized intersegment revenues		154,979		309,350		56,502		2,988		107,341
Less unrealized gain due to production cost valuation of inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—

Consolidated income (loss)	Ps	. 576,366,160	Ps.	(129,698,994)	Ps.	(4,727,121)	Ps	. (20,255,364)	Ps.	7,618,477

Net income (loss):
By segment		6,320,906		(48,434,013)		614,010		(18,495,410)		(39,537,286)
Less unrealized intersegment sales		(1,039,431)		(2,074,784)		(378,951)		(20,044)		(719,930)
Less unrealized intersegment revenues		154,979		309,350		56,512		2,988		107,341
Less unrealized gain due to production cost valuation of inventory		—		(42,140,156)		(1,419,770)		(1,370,733)		—
Less equity method for unrealized profits		—		—		—		—		(48,532,639)

Consolidated net income (loss)	Ps.	5,436,454	Ps.	(92,339,603)	Ps.	(1,128,199)	Ps.	(19,883,199)	Ps.	(88,682,514)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Supplemental geographic information:

	2011		2010		2009
Domestic sales	Ps.	779,197,974	Ps.	683,853,335	Ps.	596,369,519
Export sales:
United States		613,805,564		491,091,912		400,445,291
Canada; Central and South America		34,921,636		16,875,503		10,636,415
Europe		70,567,172		56,526,837		46,877,837
Other		53,670,990		28,413,431		30,300,753

Total export sales	Ps.	772,965,362	Ps.	592,907,683	Ps.	488,260,296
Services income		6,265,586		5,303,292		5,291,516

Total sales	Ps.	1,558,428,922	Ps.	1,282,064,310	Ps.	1,089,921,331

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	2011		2010		2009
Domestic Sales
Crude petroleum	Ps.	—	Ps.	—	Ps.	—
Refined petroleum products and derivatives (gasolines)		676,407,259		583,747,164		513,433,566
Gas		65,847,550		68,731,777		59,915,812
Petrochemical products		36,943,165		31,374,394		23,020,141

Total domestic sales	Ps.	779,197,974	Ps.	683,853,335	Ps.	596,369,519

Export Sales
Crude petroleum	Ps.	614,161,757	Ps.	452,906,600	Ps.	343,930,095
Refined petroleum products and derivatives (gasolines)		73,015,036		61,156,894		60,258,367
Gas		18,182		401,460		1,023,193
Petrochemical products		3,231,426		3,108,686		1,683,653
Sales by subsidiaries to third parties		82,538,961		75,334,043		81,364,988

Total export sales	Ps.	772,965,362	Ps.	592,907,683	Ps.	488,260,296

NOTE 19—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiary Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. Under this fiscal regime, Pemex-Exploration and Production’s contribution scheme continues to be established by the Ley Federal de Derechos (Federal Duties Law), with the fiscal regime for PEMEX (other than Pemex-Exploration and Production) determined by the Ley de Ingresos de la Federación (Federal Revenue Law).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

This regime was modified on October 1, 2007, on November 13, 2008 and again on November 27, 2009. In addition, new modifications entered into effect on January 1, 2011, including the following:

i.	Campos marginales, (“marginal fields”), as defined by the Federal Duties Law or authorized by the SHCP, were added to the “special regime” of taxes consisting of the Special Hydrocarbons Duty, the Additional Hydrocarbons Duty and the Extraction of Hydrocarbons Duty. The taxes applicable to marginal fields vary depending on the level of production of the field, with production above a certain threshold subject to the special regime and production below the threshold subject to the general regime, including the Ordinary Hydrocarbons Duty. The special regime previously applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

ii.	In 2011, the list of fields defined as marginal fields was published in a transition law, which provided that the SHCP would authorize any modifications to such list by November 30 of each year for the following fiscal year.

iii.	The Additional Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Special Hydrocarbons duty will apply to all production from the Paleocanal de Chicontepec (both segregated and general fields) and the deep waters in the Gulf of Mexico, and to production from marginal fields in excess of an annual “base” level of production.

The fiscal regime for PEMEX for 2011 contemplates the following duties:

(a)	Ordinary Hydrocarbons Duty (“DOSH”)—During 2011 and 2010, the applicable rates of this duty were 72.50% and 73.00%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties). Deductions may not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per cubic foot of non-associated natural gas.

During 2011, Pemex-Exploration and Production made aggregate daily, weekly and monthly advance payments in the amounts of Ps. 184,499,470, Ps. 184,499,432 and Ps. 363,571,787, respectively, totaling Ps. 732,570,689, which amount was credited to the annual payment of the DOSH. During 2010, Pemex-Exploration and Production made aggregate daily, weekly and monthly advance payments in the amounts of Ps. 182,051,780, Ps. 182,051,636 and Ps. 178,669,965, respectively, totaling Ps. 542,773,381, which amount was credited to the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a “temporary difference,” in accordance with FRS D-4. These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize. These deductions will expire in 2017.

Production that is subject to the special regime is not subject to the DOSH.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(c)	Extraordinary Duty on Crude Oil Exports—This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law (U.S. $65 and U.S. $59 during 2011 and 2010, respectively), times (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d)	Duty for Scientific and Technological Research on Energy—During 2011 and 2010, this duty was applied at a rate of 0.50% and 0.40%, respectively, to the value of the extracted production of crude oil and natural gas for the year.

(e)	Duty for Oil Monitoring—This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year.

(f)	Sole Hydrocarbons Duty—This duty applied in 2010 to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuated between 37% and 57%, depending on the weighted average Mexican crude oil export price. This duty is no longer applicable as of January 1, 2011.

(g)	Extraction of Hydrocarbons Duty—This duty was modified effective January 1, 2010 and is applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i.	Fields in the Paleocanal de Chicontepec, both as a whole and to the fields that have been segregated under the Federal Duties Law;

ii.	The deep waters in the Gulf of Mexico (during 2011, no crude oil or natural gas was produced from such fields); and

iii.	The value of the production above a certain threshold from marginal fields, with the base production from these fields subject to the general regime.

In each case, certain deductions are subtracted from the owed. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(h)	Special Hydrocarbons Duty—This duty was modified effective January 1, 2010 and is applied at a rate between 30% and 36%, to the value of the crude oil and natural gas extracted from the fields in the Paleocanal de Chicontepec and deep waters, as well as to the value of the production above a certain threshold from marginal fields, minus (in each case), certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.

(i)	Additional Hydrocarbons Duty—This duty is determined by applying a 52% rate to the amount realized in excess of U.S. $63.91 and $60.00 (for 2011 and 2010, respectively) per barrel of crude oil. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. Producer Price Index.

(j)	IEPS Tax—In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the domestic sales of gasoline and diesel. The IEPS Tax is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax, which is generated when the prices at which PEMEX is required to sell gasoline and diesel in the domestic market are lower than international market prices, against other taxes and payments to which PEMEX is also subject. In 2011, 2010 and 2009, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. As a result of this credit, PEMEX recognized in 2011, 2010 and 2009 revenue of approximately Ps. 178,861,838, Ps. 73,582,280 and Ps. 37,247,260, respectively.

(k)	Hydrocarbon Income Tax (“IRP”)—This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2011, 2010 and 2009, PEMEX generated an IRP as follows:

	2011	2010	2009
Current IRP	Ps. 555,333	Ps. 2,271,848	Ps. 2,464,890
Deferred IRP	153,136	187,709	37,761

Total IRP	Ps. 708,469	Ps. 2,459,557	Ps. 2,502,651

During 2011, Petróleos Mexicanos and the Subsidiary Entities, other than Pemex-Exploration and Production, made aggregate daily and weekly payments of Ps. 750,805 and Ps. 750,672, respectively, as determined by the SHCP, for an overall total of Ps. 1,501,477 credited to the annual payment of the IRP. During 2010, the total daily and weekly payments determined by the SHCP were Ps. 1,198,660 and Ps. 1,225,848, respectively, for an overall total of Ps. 2,424,508 credited to the annual payment.

The 2011 IRP will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2012, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos must comply for its own account, and for the account of the Subsidiary Entities, with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos is solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Mexican Government.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The principal factors generating the deferred IRP are the following:

	2011		2010
Deferred IRP asset:
Advances from customers	Ps.	43,948	Ps.	38,530
Provision for contingencies and others(1)		442,674		214,320
Environmental reserve		5,857		5,857
Allowance for doubtful accounts		69,231		30,882
Allowance for slow moving and obsolete inventory		79,358		64,236

Total deferred IRP asset, net		641,068		353,825
Valuation reserve		(40,016)		—

Deferred IRP asset, net		601,052		353,825
Deferred IRP liability:
Prepaid insurance accrual		(11)		(10,681)
Properties, plant and equipment		(5,985,570)		(5,574,537)

		(5,985,581)		(5,585,218)

Net long-term deferred IRP liability	Ps.	(5,384,529)	Ps.	(5,231,393)

(1)	Includes deferred IRP from Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals.

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2011		2010	2009
Expected IRP expense (benefit)	Ps.	1,331,719	Ps. 3,789,806	Ps. 2,880,838
Increase (decrease) resulting from:
Tax effect of inflation, net		(1,416,820)	(1,451,240)	(915,759)
Difference between accounting and tax depreciation		171,248	(186,344)	(1,104,432)
Non-taxable loss sharing in subsidiaries, affiliates and others		14,826	(15,558)	(430,984)
Non-deductible expenses		681,254	189,219	2,066,042
Other, net		(73,758)	133,674	6,946

IRP expense	Ps.	708,469	Ps. 2,459,557	Ps. 2,502,651

(l)	Value Added Tax (“VAT”)—For VAT purposes, final monthly payments are determined based on PEMEX’s cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

(m)	Income Tax—Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or Income Tax liability.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

For the years ended December 31, 2011, 2010 and 2009, the Subsidiary Companies incurred the following income tax expense (benefit):

	2011	2010	2009
Current income tax	Ps. 4,771,594	Ps. 1,629,875	Ps. 1,900,467
Deferred income tax	(1,151,063)	94,931	(144,619)

	Ps. 3,620,531	Ps. 1,724,806	Ps. 1,755,848

The principal factors generating the deferred income tax are the following:

	2011		2010
Deferred income tax asset:
Accruals	Ps.	580,041	Ps.	621,843
Advance payments from clients		16,736		36,759
Losses from prior years		1,056,992		21,691
Non-recoverable accounts		26,390		24,721
Derivative financial instruments		15,065		99,012

Total deferred income tax asset		1,695,224		804,026
Deferred income tax liability:
Properties, plant and equipment		(1,986,315)		(2,774,652)
Other		(542,213)		(13,741)

Total deferred income tax liability		(2,528,528)		(2,788,393)

Net long-term deferred income tax liability	Ps.	(833,304)	Ps.	(1,984,367)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	2011	2010	2009
Expected income tax expense	Ps. 3,319,998	Ps. 1,198,550	Ps. 1,837,132
Increase (decrease) resulting from:
Tax effect of inflation, net	24,352	(34,055)	(80,936)
Difference between accounting and tax depreciation	4,783	216,164	—
Non-deductible expenses	153,856	344,147	—
Others, net	117,542	—	(348)

Income tax expense	Ps. 3,620,531	Ps. 1,724,806	Ps. 1,755,848

NOTE 20—SUBSEQUENT EVENTS:

On January 1, 2012, the Derecho para regular la exploración y explotación de hidrocarburos (Tax to regulate the exploration and exploitation of hydrocarbons, or “Hydrocarbons Exploration Tax”) became effective, providing for a tax of 0.03% on the annual value of crude petroleum and natural gas extracted during the year. The fee is assessed on an annual basis, but is to be paid in advance monthly installments within seven business days following the end of each month. The Hydrocarbons Exploration Tax for 2012 will be declared

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

through a tax return filed with the Federal Treasury no later than the last business day of March 2013, and the monthly advance payments made during the fiscal year will be credited to that amount.

On February 28, 2012, Petróleos Mexicanos and Repsol entered into a ten-year strategic industrial alliance agreement pursuant to which Petróleos Mexicanos and Repsol announced their intention to collaborate on upstream and liquefied natural gas projects in the Americas, and downstream activities in the Americas, Spain and Portugal. As part of this strategic industrial alliance agreement, Petróleos Mexicanos agreed to lock-up and standstill restrictions that prohibit it from owning, directly or indirectly, more than 10% or less than 5% of Repsols shares during the term of this agreement. In calculating the indirect ownership of Repsol shares pursuant to these restrictions, Petróleos Mexicanos includes the Repsol shares on which it holds a synthetic long position as being indirectly owned by Petróleos Mexicanos (see Note 12(v)).

On April 16, 2012, the President of the Republic of Argentina submitted to the Argentine Congress a bill that provides for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A. (“YPF”), all of which are owned, directly or indirectly, by Repsol and on April 26, 2012, the Argentine Senate approved this bill, which was then sent to the lower house of the Argentine Congress, the Chamber of Deputies, for its approval. As of December 31, 2011 and as of April 30, 2012, PEMEX has valued and recorded the 57,204,240 Repsol shares acquired by PMI HBV during 2011 as an available-for-sale investment (see Note 8). The market value of Repsol shares has decreased approximately 37.3% from U.S. $30.51 per share as of December 31, 2011 to U.S. $19.13 per share as of April 26, 2012. As of the date of this report, PEMEX’s management is in the process of evaluating the impact these developments will have on its investment in Repsol.

During the period from January 1 to April 30, 2012, PEMEX participated in the following financing activities:

•	From January 12, 2012 to April 30, 2012, PMI HBV obtained U.S. $5,131,000 and paid U.S. $4,231,000 under a U.S. $1,000,000 revolving line of credit.

•

On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $151,945 at a 3.50% fixed rate, all of which mature in December 2021.

•	On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,998 at a 3.8% fixed rate, which matures on January 27, 2022.

•	On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 at a 1.8635% fixed rate, which was repaid on April 12, 2012.

•	On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 at a 5.264% fixed rate, which was repaid on April 12, 2012.

•

On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

•

On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On March 13, 2012, an equity swap related to 29,658,026 shares of Repsol stock expired and was renewed with the same characteristics and conditions. This equity swap will expire on March 13, 2013 (see Note 12(v)).

On April 19, 2012, two equity swaps related to a total of 19,021,773 shares of Repsol stock expired and were renewed as one equity swap with the same characteristics and conditions. This equity swap will expire on April 19, 2013 (see Note 12(v)).

On April 27, 2012, the weighted average price of the crude oil exported by PEMEX was U.S. $110.99 per barrel; this price increased by approximately 4.75% as compared to the average price as of December 31, 2011, which was U.S. $105.96 per barrel.

On April 30, 2012, the Mexican peso-U.S. dollar exchange rate was Ps. 13.2093 per dollar, which represents a 5.58% appreciation of the value of the peso in dollar terms as compared to the exchange rate as of December 31, 2011, which was Ps. 13.9904 per U.S. dollar.

Adoption of International Financial Reporting Standards

In January 2009, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) adjusted its regulations in order to require Mexican issuers that disclose information through the Bolsa Mexicana de Valores (Mexican Stock Exchange), including PEMEX, to adopt International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) beginning in 2012.

In response to these requirements, PEMEX is currently in the process of finalizing its initial statement of financial position as of January 1, 2011 (the “transition date”) and its consolidated financial statements as of and for the year ended December 31, 2011 (the “comparative year of adoption”) under IFRS, relying for this purpose on the IFRS effective as of those dates.

In order to determine its initial statement of financial position and comparative adoption statement of financial position based on IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), PEMEX will adjust the amounts previously reported in its financial statements prepared under Mexican FRS. The main effects and changes to accounting policies resulting from the adoption of IFRS are the following:

(a)    Optional Exceptions Under IFRS

Exception to use fair value as deemed cost.

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the date of transition to IFRS and to use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, and, in the case of wells, the successful efforts method of accounting, provided that such book value is broadly comparable to (a) fair value or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

PEMEX has chosen to value its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS, or the successful efforts method of accounting in the case of wells, as their deemed cost. The net effect of the change in valuation of assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exception for borrowing costs.

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 “Borrowing Costs” (2007), which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize prospectively all non-capitalized financing costs of assets which were not recognized at fair value.

Exception for accumulated currency translation effects

IFRS 1 permits the cancellation of the accumulated gains and losses from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates,” as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

(b)    Mandatory exceptions under IFRS 1

Exception for accounting estimates

Assumptions used to quantify estimates prepared under IFRS as of the transition date should coincide with those previously made under the entity’s previous accounting principles, unless there is objective evidence that the previous estimates contained factual errors. PEMEX has reviewed its assumptions used to quantify estimates under Mexican FRS as of the transition date and has made no changes to assumptions previously used.

(c)    Other policy changes

Early adoption of IAS 19 (revised) “Employee Benefits” (“IAS 19”)

PEMEX chose the early adoption of IAS 19, which eliminates the use of the “corridor method” to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of operations are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets of termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations (see Note 3(t)).

As a result, PEMEX has recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Additionally, accruals for termination benefits are only recognized under IAS 19 when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

Identification by part

IAS 16, “Property, Plant and Equipment,” (“IAS 16”) requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of the transition date, PEMEX identified assets by part and depreciated accordingly.

Recognition of inflationary effects

In accordance with IAS 29, “Financial Reporting in Hyperinflationary Economies,” (“IAS 29”), the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Under Mexican FRS, this threshold is reached when cumulative three-year inflation is 26% or more.

(d)    Reconciliation from Mexican FRS to IFRS (Unaudited)

The figures presented by PEMEX under IFRS represent PEMEX’s best estimates and are subject to adjustment pending the result of the ongoing revision and auditing of the IFRS financial statements. Taking into account the disclosure requirements of INIF 19, Cambio Derivado de la Adopción de NIIF (Change Resulting from the Adoption of IFRS) under Mexican FRS, as well as IFRS 1, the following table presents the reconciliation of the main statement of financial position and statement of operations items from Mexican FRS to IFRS as of and for the year ended December 31, 2011:

	As of December 31, 2011
Consolidated Statement of Financial Position	Mexican FRS	Adjustments	IFRS
Wells, pipelines, properties, plant and equipment—Net(1)	Ps. 1,152,505,680	Ps. 473,826,978	Ps. 1,626,332,658
Reserve for employee benefits(2)	731,016,999	112,444,603	843,461,602
Total equity(1)(2)	(193,919,129)	340,820,140	146,901,011

(e)    Notes to the reconciliation

(1) Wells, pipelines, properties, plant and equipment:

Based on IFRS 1, PEMEX elected to apply the exception for fair value as deemed cost for pipelines, properties, marine platforms and drilling equipment for the initial statement of financial position under IFRS. As a result, the aggregate fair value (net of depreciation and amortization) of PEMEX’s fixed assets as of the transition date was Ps. 1,626,332,658, which represented an increase of Ps. 473,826,978 from the net carrying value under Mexican FRS. The increase was recognized against the initial balance of accumulated losses in equity in the initial statement of financial position under IFRS.

The adjustment described above included a net increase of Ps. 34,931,786 in depreciation, amortization and impairment, which was comprised in part of an impairment of Ps. 2,511,974 and was recognized as an increase in cost of sales and operating costs and expenses for the year ended December 31, 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(2) Employee benefits:

As of January 1, 2011, the effect of PEMEX’s early adoption IAS 19, described above, was an increase in the reserve for employee benefits in the amount of Ps. 123,150,302 and a corresponding increase in accumulated losses on the initial statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,334 credited against accumulated losses on the initial statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 8,220,365, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 26,061,015 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,281,380.

NOTE 21—DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP:

PEMEX’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. As described in Note 3(a) to these consolidated financial statements, until December 31, 2007, PEMEX recognized the effects of inflation on its financial information in accordance with FRS B-10 “Effects of Inflation” (“FRS B-10”). In accordance with FRS B-10, in 2009, 2010 and 2011, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ending December 31, 2008, 2009 and 2010 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

Financial Accounting Standards Board (the “FASB”) Accounting Standards CodificationTM (the “Codification,” or “ASC”)

The Codification is the single source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the U.S. Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for interim and annual periods ending after September 15, 2009 and superseded all previously existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. All of PEMEX’s references to U.S. GAAP now use the Codification’s specific Accounting Standards Update (“ASU”), Topic or Subtopic, rather than prior accounting and reporting standards. The Codification did not change existing U.S. GAAP and, therefore, has not affected PEMEX’s financial position or results of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The differences between Mexican FRS and U.S. GAAP, as they relate to PEMEX, are presented below together with explanations of certain adjustments that affect net loss and shareholders’ equity as of and for the years ended December 31, 2011, 2010 and 2009.

	2011		2010		2009
			(Restated Note 3(ab)(i))		(Restated Note 3(ab)(i))
Net loss for the year under Mexican FRS (Note 3(ab)(i))	Ps.	(91,483,321)	Ps.	(46,527,237)	Ps.	(94,369,846)

U.S. GAAP adjustments:
Exploration and drilling costs (I(a))		(866,712)		(936,520)		(1,016,089)
Employee benefits (I(b) and II(d))		5,997,038		7,246,105		27,836,172
Accrued vacations, net (I(c))		(25,753)		(188,419)		(155,404)
Fixed asset adjustments:
Capitalized losses in respect of derivative financial instruments, net (I(d))		(110,586)		(110,586)		(110,586)
Capitalization of comprehensive financing result, net (I(e))		(495,848)		2,647,070		2,701,374
Impairment, net (I(f))		(10,027,942)		12,410,886		2,413,928
Gains (losses) in respect of derivative financial instruments and fair value measurements, net (I(g))		(14,975,068)		8,692,547		10,214,217
Deferred income tax (II(h))		1,829,129		41,797		46,014
Reclassification of Pemex Finance net income to non-controlling interest (I(i))		210,166		217,437		160,285

Total U.S. GAAP adjustments, net		(18,465,576)		30,020,317		42,089,911

Net loss for the year under U.S. GAAP	Ps.	(109,948,897)	Ps.	(16,506,920)	Ps.	(52,279,935)

Comprehensive income (loss) under U.S. GAAP:
Net loss for the year under U.S. GAAP (Note 3(ab)(i))	Ps.	(109,948,897)	Ps.	(16,506,920)	Ps.	(52,279,935)
Other comprehensive income (loss):
Effect in equity of employee benefits (II(d))		2,973,276		209,936,104		(229,690,261)
Gains (losses) in respect of derivative financial instruments and fair value measurements, net (I(g))		232,378		(390,909)		2,532,882
Fair value from investment securities (Note 8)(1)		3,872,160		—		—
Foreign currency translation effect		4,761,765		(1,532,399)		(2,183,412)
Other		—		—		52,364

Comprehensive (loss) income under U.S. GAAP	Ps.	(98,109,318)	Ps.	191,505,876	Ps.	(281,568,362)

(1)	PEMEX has reclassified Ps. 2,156,104 in 2009 from other comprehensive income (loss)—gains on available-for-sale investment securities to (accumulated losses) retained earnings in equity with the purpose of enhancing the presentation of comprehensive (loss) income under U.S. GAAP. The reclassification did not affect the total value of equity under U.S. GAAP.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	2011		2010
Components of accumulated other comprehensive loss under U.S. GAAP as of December 31:
Derivative financial instruments and fair value measurements (I(g))	Ps.	—	Ps.	(232,378)
Effect in equity of employee benefits (II(d))		(142,963,629)		(145,936,905)
Foreign currency translation effect		8,064,059		3,302,294
Fair value from investment securities (Note 8)		3,872,160		—
Other		758,862		758,862

Accumulated other comprehensive loss(1)	Ps.	(130,268,548)	Ps.	(142,108,127)

(1)	PEMEX has reclassified Ps. 8,935,976 in each of 2011 and 2010 from accumulated other comprehensive loss—gains on available-for-sale investment securities to (accumulated losses) retained earnings in equity with the purpose of enhancing the presentation of accumulated other comprehensive loss under U.S. GAAP. The reclassification did not affect the total value of equity under U.S. GAAP.

	2011		2010
			(Restated Note (3(ab)(i))
Equity (deficit) is reconciled as follows:
Deficit under Mexican FRS (Note 3(ab)(i))	Ps.	(193,919,129)	Ps.	(111,302,111)

U.S. GAAP adjustments:
Exploration and drilling costs (I(a))		8,533,634		9,400,346
Employee benefits (II(d))		29,123,622		23,126,584
Effect in equity of employee benefits (II(d))		(142,963,629)		(145,936,905)
Accrued vacations (I(c))		(1,148,517)		(1,122,764)
Fixed asset adjustments:
Capitalized gains in respect of hedging derivative financial instruments, net (I(d))		1,231,821		1,342,407
Capitalization of comprehensive financing result, net (I(e))		552,955		1,048,803
Impairment, net (I(f))		(18,565,881)		(8,537,939)
Derivative financial instruments and fair value measurements (I(g))		(11,256,402)		3,718,666
Deferred income tax (II(h))		2,209,721		380,592

Total U.S. GAAP adjustments, net		(132,282,676)		(116,580,210)

Deficit under U.S. GAAP	Ps.	(326,201,805)	Ps.	(227,882,321)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

	2011		2010
			(Restated Note (3(ab)(i))
Changes in U.S. GAAP equity for the year ended December 31:
Deficit at January 1	Ps.	(227,882,321)	Ps.	(421,613,279)
Net loss for the period		(109,948,897)		(16,506,920)
Mexican Government increase in equity of Subsidiary Entities		—		122
Other		—		2,442,397
Other comprehensive loss:
Effect in equity of employee benefits (II(d))		2,973,276		209,936,104
Derivative financial instruments and fair value measurements (I(g))		232,378		(390,909)
Foreign currency translation effect		4,761,765		(1,532,399)
Fair value from investment securities (Note 8)		3,872,160		—
Non-controlling interest (I(i))		(210,166)		(217,437)

Deficit as of December 31 under U.S. GAAP	Ps.	(326,201,805)	Ps.	(227,882,321)

I.    Explanation of reconciling items:

(a)	Exploration and drilling costs

Effective on January 1, 2004, for Mexican FRS purposes, PEMEX changed its accounting policy for the recognition of well exploration and drilling costs to the successful efforts method of accounting. Therefore, since January 1, 2004, there has not been any related difference between Mexican FRS and U.S. GAAP.

Under the successful efforts method of accounting, costs of drilling exploratory wells and exploratory-type stratigraphic test wells are initially capitalized and are later charged to expenses if proved reserves are not discovered. Development costs, including the costs of drilling development wells and development-type stratigraphic test wells, are capitalized. The capitalized costs of wells and related equipment are amortized on a UOP (Unit of Production) basis over proved developed reserves, as the related oil and gas reserves are extracted.

Consequently, as of December 31, 2011, 2010 and 2009, the U.S. GAAP equity adjustment represented the cumulative costs of capitalized unsuccessful wells in proven areas under U.S. GAAP, not capitalized under Mexican FRS through December 31, 2003, net of the amortization of such capitalized amounts. The 2011, 2010 and 2009 U.S. GAAP net loss adjustment reflects the amortization of such capitalized costs on a UOP basis.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

PEMEX’s policy is to determine whether or not exploratory well costs are capitalized or expensed shortly after completion of drilling. As such, PEMEX does not have significant suspended well costs for the three years ended December 31, 2011. No capitalized exploratory well costs have been charged to expenses since the adoption of Topic 932.

(b)	Employee benefits

Under U.S. GAAP, PEMEX has recognized ASC Topic 715 “Compensation—Retirement Benefits” (“Topic 715”) and included its effects in the results of the actuarial valuation of its labor obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Under Mexican FRS, PEMEX follows FRS D-3, which establishes the procedures for measuring the expenses and liabilities for pension plans, seniority premiums and severance payments. The main differences between PEMEX’s application of FRS D-3 and the U.S. GAAP guidance provided in Topic 715 regarding accounting for seniority premiums, pensions, health services and other supplemental payments provided to retirees and other eligible family members are summarized as follows:

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

Salary increases due to promotions to be recognized over a maximum of one year.

Actuarial gains and losses are immediately recognized.

Recognize the total outstanding items as a component of AOCI for retirement and post-retirement benefits, as an adjustment to equity.

Unfunded Accumulated Benefit Obligations (ABO)	N/A	N/A

Recognition of additional minimum liability	N/A	N/A

Recognition of intangible assets and other comprehensive income	N/A	In the year of recognition of actuarial gains/losses and past service costs/credits, there is also a write-off of an equivalent amount in other comprehensive income (“OCI”) under Topic 715.

Disclosure in the statement of financial position of noncurrent assets, current liabilities, and noncurrent liabilities	N/A	Required (for retirement and post-retirement benefits).

Note: N/A means not applicable.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(c)	Accrued vacations

Under Mexican FRS, PEMEX recognizes vacation expenses when the vacations are utilized by its employees. Under U.S. GAAP, vacation expense is accrued when it is earned by the employee.

(d)	Fixed assets—Capitalized gains and losses in respect of derivative financial instruments

Under Mexican FRS, finance costs related to loans allocated to construction projects, including the net gains and losses arising from DFIs designated as hedges, are capitalized as part of capitalized interest.

Under ASC Subtopic 815-25-35 “Derivatives and Hedging—Fair Value Hedges— Subsequent Measurements,” gains and losses arising from financial instruments designated as cash flow hedges cannot be capitalized as part of qualifying assets. Gains and losses arising from fair value hedges are capitalized and the basis adjustment is amortized as interest income or interest expense over the expected remaining life of the interest-bearing instrument, using the effective yield method.

Through December 31, 2008, the Master Trust and Fideicomiso F/163 issued debt securities through inter-company private placements to Petróleos Mexicanos for the purpose of funding PIDIREGAS-related projects. As discussed in Note 2, amendments to the Federal Law of Budget and Fiscal Accountability became effective in November 2008. Effective January 1, 2009, in connection with these amendments, Petróleos Mexicanos assumed primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163, as applicable, continued to act as servicer of all indebtedness until Petróleos Mexicanos legally assumed, as primary obligor, their indebtedness under the related agreements (see Note 3(b)). These legal assumptions were carried out during the second half of 2009. In addition, all of these inter-company private placements were canceled effective January 30, 2009, as a result of the changes to the Federal Law of Budget and Fiscal Accountability. These financings had been hedged through DFIs, but in connection with the amendments described above, PEMEX decided to remove such designation and discontinue the hedging activities of those derivatives related to PIDIREGAS financings. Accordingly, for the years ended December 31, 2011, 2010 and 2009 there were no capitalized gain or loss adjustments related to cash flow hedge derivatives covering the financings entered into for infrastructure projects.

The 2011, 2010 and 2009 adjustments to net loss consist only of a negative adjustment of Ps. 110,586 for each period, related to the reversal of the amortization of gains capitalized in prior periods.

(e)	Fixed assets—Capitalization of Comprehensive Financing Result

Effective January 1, 2007, PEMEX adopted FRS D-6 “Capitalization of Comprehensive Financing Result,” which establishes the rules applicable to the capitalization of the CFR attributable to certain assets, whose acquisition required a substantial (prolonged) period before their intended use.

The capitalized CFR is composed of interest cost, foreign exchange effect and other costs associated with obtaining financing identified with qualifying assets, which directly affect the investment cost during the acquisition period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Interest costs and the foreign exchange effect for the years ended December 31, 2011, 2010 and 2009, for Mexican FRS and U.S. GAAP purposes, were allocated as follows:

	2011		2010		2009
Under Mexican FRS:
Interest and foreign exchange fluctuation capitalized	Ps.	5,634,981	Ps.	564,691	Ps.	2,054,190
Interest expense		62,631,063		74,382,083		78,300,095

Total interest cost and foreign exchange fluctuation	Ps.	68,266,044	Ps.	74,946,774	Ps.	80,354,285

Under U.S. GAAP:
Interest capitalized	Ps.	4,292,351	Ps.	2,295,178	Ps.	3,813,746
Interest expense and foreign exchange fluctuation		63,973,693		72,651,596		76,540,539

Total interest cost and foreign exchange fluctuation	Ps.	68,266,044	Ps.	74,946,774	Ps.	80,354,285

During 2011, 2010 and 2009, the difference between Mexican FRS and U.S. GAAP was the net foreign exchange effect of Ps. (1,342,630), Ps. 1,730,487 and Ps. 1,759,556, respectively, capitalized under Mexican FRS.

In addition, the net income adjustments for capitalized interest presented herein also include a reversal of depreciation of Ps. 846,782, Ps. 916,583 and Ps. 941,818 for the years ended December 31, 2011, 2010 and 2009, respectively, related to the cumulative difference in amounts previously capitalized for such assets because the cumulative amounts capitalized under Mexican FRS have exceeded those amounts under U.S. GAAP.

(f)    Fixed assets—Impairment

For Mexican FRS purposes, as described in Note 3(o), PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable under Bulletin C-15.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

In order to determine the amount of any impairment of long-lived assets that can be recognized under U.S. GAAP, PEMEX must perform a two-step process. The first step involves the determination of whether the carrying amount of the long-lived asset is recoverable by calculating the sum of the expected future cash flows (undiscounted and without financing charges) resulting from the use and eventual disposition of the asset. The second step involves a comparison of the asset’s carrying amount to its fair value. Under U.S. GAAP, the impairment of an asset may be recorded if the asset’s carrying value exceeds the sum of expected future cash flows from the related asset. Conversely, Mexican FRS does not require a two-step impairment evaluation process for long-lived assets and instead only requires a direct comparison of an asset’s fair value to its carrying value. If an asset’s carrying value exceeds its fair value, an impairment loss on such asset may be recognized under Mexican FRS.

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

Under Mexican FRS, Bulletin C-15 became effective on January 1, 2004. Prior to this bulletin becoming effective, under U.S. GAAP, PEMEX would recognize an impairment charge in the U.S. GAAP net (loss) income reconciliation. During 2010 and 2009, PEMEX recognized an impairment charge under Mexican FRS of Ps. 11,689,832 and Ps. 1,731,229, respectively. During 2011, no impairment charge was recognized under either Mexican FRS or U.S. GAAP.

In accordance with Mexican FRS, as of December 31, 2010, the carrying amount of certain long-lived assets exceeded the estimated future value (discounted) of cash flows recoverable from such assets. An impairment loss of Ps. 11,689,832 was therefore recorded for such assets for the year ended December 31, 2010. However, under U.S. GAAP, no impairment loss was recognized for those long-lived assets in 2010, as their carrying value was considered to be recoverable (because it exceeded the sum of the undiscounted cash flows expected to result from the use of the assets). Therefore, the impairment loss of Ps. 11,689,832 for 2010 was reversed in the U.S. GAAP reconciliation.

The 2011, 2010 and 2009 U.S. GAAP net loss reconciliation also includes a credit of Ps. 1,661,890, Ps. 2,452,283 and Ps. 2,413,928, respectively, for depreciation due to the difference in carrying values of long-lived assets between Mexican FRS and U.S. GAAP.

In addition, the 2011 and 2010 U.S. GAAP net loss reconciliation includes a debit of Ps. 11,689,832 and Ps. 1,731,229, respectively, because the impairment reversals recognized under Mexican FRS in each of those years are not permitted under U.S. GAAP.

(g)	Accounting for derivative financial instruments and fair value measurements

Derivative financial instruments (DFIs)

For U.S. GAAP purposes, PEMEX applies ASC Topic 815 “Derivatives and Hedging” (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended) (“Topic 815”), which requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the statement of financial position as assets or liabilities at their fair values and that changes to fair values be recognized immediately in earnings, unless the derivative qualifies as a “hedge” (as defined in Topic 815), for which certain special accounting treatment is permitted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

In accordance with U.S. GAAP, hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship. PEMEX assesses the effectiveness of each hedging relationship prospectively and retrospectively to ensure that the application of hedge accounting treatment was appropriate at the designation date and continues to be appropriate for subsequent future periods. PEMEX considers hedge accounting to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value or cash flow variability due to the hedged risk of the hedged item or transaction.

If a derivative instrument qualifies as a fair value hedge, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks are recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged items. In 2011, 2010 and 2009, PEMEX did not have any derivative instruments classified as fair value hedges.

If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported as a change in stockholders’ equity (as a component of accumulated other comprehensive income, or “AOCI”) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Effective gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of the hedging instrument’s gain or loss is recognized in the statement of operations in the CFR. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statement of operations in the CFR.

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

When hedge accounting is discontinued under the fair value hedge accounting model due to PEMEX’s determination that the derivative no longer qualifies as an effective fair value hedge, PEMEX will continue to carry the derivative on the statement of financial position at its fair value with changes in fair value recorded in earnings under the CFR item. The related hedged asset, liability or firm commitment will cease to be adjusted for changes in fair value that are due to the previously hedged risk and subsequent interest accrual will be recognized based on the new effective interest yield or funding cost, taking into account the fair value hedge adjustment amount as of the termination date of the hedge relationship. When PEMEX discontinues hedge accounting in a cash flow hedge relationship because it is no longer probable that the forecasted transaction will occur in the originally expected period or within two months, the effective gain or loss on the derivative remaining in AOCI is reclassified immediately into earnings; if a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized in current earnings and the effective portion, as of the date the cash flow hedge relationship ceased to exist, is recorded in earnings based on where the hedged item had an effect, in the amount needed to achieve the effective yield or funding cost provided by the derivative while the hedged item still impacts earnings.

The remaining adjustment of the carrying amount of a fair value hedged asset, liability or firm commitment will remain part of the carrying amount of that asset, liability or firm commitment until the asset or liability is

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

Similar to the requirements under U.S. GAAP, contracts need to be assessed for embedded derivatives with such derivatives needing to be bifurcated from the host contracts under certain conditions and recognized at fair value with fluctuations recognized in earnings. For Mexican FRS purposes, PEMEX, in accordance with Bulletin C-10, evaluated the potential existence of embedded derivatives within several contractual agreements related to, among other things, services in connection with construction projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX and denominated in foreign currencies and, in accordance with their terms, the related foreign currency components generate embedded derivatives, but these embedded derivatives are not required to be bifurcated from the host contracts under Bulletin C-10, because the agreements do not meet the net settlement criteria. For U.S. GAAP purposes, however, foreign currency embedded derivatives in either recognized financial instruments or non-recognized contractual agreements are bifurcated from host contracts when the payments under such contracts are not denominated in one of the functional currencies of either of the counterparties.

Therefore, as of December 31, 2011 and 2010, there are differences between Mexican FRS and U.S. GAAP related to accounting for derivative instruments and hedging activities (including embedded derivatives attributable to an embedded non-functional currency component).

As a result of the above, PEMEX has recognized a U.S. GAAP adjustment for the years ended December 31, 2011, 2010 and 2009, representing a net (loss) gain of Ps. (10,216,010), Ps. 14,318,464 and Ps. 11,862,782, respectively, reported in the CFR in the consolidated statements of operations.

For the years ended December 31, 2011, 2010 and 2009, PEMEX recognized a net gain (loss) of Ps. 232,378, Ps. (390,909) and Ps. 2,532,882, respectively, reported as “gains (losses) in respect of derivative financial instruments and fair value measurements, net” in the consolidated other comprehensive income (loss) statement under U.S. GAAP.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The following table presents the location on the statement of financial position and the fair value of PEMEX’s DFIs as of December 31, 2011 and 2010. See Note 12 for additional information relating to the fair values of PEMEX’s DFIs.

	Derivatives Assets
		Fair Value
	Location in Statement of Financial Position	2011		2010
Derivatives designated as cash flow hedges under Topic 815
Petroleum Product Swaps	Derivative financial instruments	Ps.	—	Ps.	4,888,896
Futures	Derivative financial instruments		—		13,430

Total derivatives designated as cash flow hedges under Topic 815			—		4,902,326

Derivatives not designated as hedging instruments under Topic 815
Embedded derivatives	Derivative financial instruments		4,992,412		9,979,543
Cross-Currency Swaps	Derivative financial instruments		7,476,570		9,222,957
Equity Swaps	Derivative financial instruments		2,363,900		1,722,733
Petroleum Product Swaps	Derivative financial instruments		116,651		—
Futures	Derivative financial instruments		608,311		—
Options	Derivative financial instruments		3,283,428		78,376
Natural Gas Swaps	Derivative financial instruments		613,496		2,623,488

Total derivatives not designated as hedging instruments under Topic 815			19,454,768		23,627,097

Total		Ps.	19,454,768	Ps.	28,529,423

	Derivatives Liabilities
		Fair Value
	Location in Statement of Financial Position	2011		2010
Derivatives designated as cash flow hedges under Topic 815
Petroleum Product Swaps	Derivative financial instruments	Ps.	—	Ps.	(4,859,809)

Total derivatives designated as cash flow hedges under Topic 815			—		(4,859,809)

Derivatives not designated as hedging instruments under Topic 815
Embedded derivatives	Derivative financial instruments		(6,398,862)		(2,544,765)
Interest Rate Swaps	Derivative financial instruments		(802,178)		(1,193,850)
Cross-Currency Swaps	Derivative financial instruments		(5,041,072)		(3,023,008)
Equity Swaps	Derivative financial instruments		(871,403)		(7,280)
Petroleum Product Swaps	Derivative financial instruments		(45,040)		—
Forwards	Derivative financial instruments		(272,041)		—
Options	Derivative financial instruments		(3,265,359)		(79,382)
Natural Gas Swaps	Derivative financial instruments		(616,999)		(2,593,342)

Total derivatives not designated as hedging instruments under Topic 815			(17,312,954)		(9,441,627)

Total		Ps.	(17,312,954)	Ps.	(14,301,436)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The following table presents the gain (loss) recognized in income and other comprehensive income (“OCI”) on PEMEX’s DFIs for the years ended December 31, 2011 and 2010, and the line location in the financial statements of such gains and losses.

Derivatives Designated as Cash Flow Hedges Under Topic 815	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)				Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
	2011		2010			2011		2010
Interest Rate Swaps	Ps.	—	Ps.	—	Comprehensive financing result	Ps.	—	Ps.	(15,784)

Cross-Currency Swaps		—		—	Comprehensive financing result		—		(7,203)

Petroleum Product Swaps		—		(98,197)	Net sales		—		833,182

Petroleum Product Swaps		—		—	Cost of sales		—		(748,722)

Futures		—		(132,831)	Net sales		—		2,713,159

Futures		—		—	Cost of sales		—		(2,908,704)

Total	Ps.	—	Ps.	(231,028)		Ps.	—	Ps.	(134,072)

Derivatives Not Designated as Hedging Instruments under Topic 815	Location of Gain (Loss) Recognized in Statement of Operations on Derivatives	Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives
		2011		2010
Embedded Derivatives	Comprehensive financing result	Ps.	(12,676,642)	Ps.	10,760,092
Interest Rate Swaps	Comprehensive financing result		(201,681)		(1,555,468)
Cross-Currency Swaps	Comprehensive financing result		(1,813,168)		(3,000,826)
Equity Swaps	Comprehensive financing result		2,094,034		1,183,594
Petroleum Product Swaps	Comprehensive financing result		(594,694)		—
Futures	Comprehensive financing result		(1,880,401)		(56,096)
Forwards	Comprehensive financing result		(274,918)		—
Options	Comprehensive financing result		(1,290,440)		166,753
Natural Gas Swaps	Comprehensive financing result		14,565		(42,257)

Total		Ps.	(16,623,345)	Ps.	7,455,792

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

The following tables present information about PEMEX’s assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2011 and 2010. PEMEX’s accounting for these assets and liabilities was impacted by the adoption of Topic 820, as described below.

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total as of December 31, 2011
Assets:
Derivative financial instruments	Ps.	—	Ps.	19,454,768	Ps.	—	Ps.	19,454,768
Available-for-sale investment securities		—		24,655,980		—		24,655,980
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		—		12,913,364		—		12,913,364

Liabilities:
Derivative financial instruments		—		17,312,954		—		17,312,954

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total as of December 31, 2010
Assets:
Derivative financial instruments	Ps.	—	Ps.	28,529,423	Ps.	—	Ps.	28,529,423
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		—		11,116,080		—		11,116,080

Liabilities:
Derivative financial instruments		—		14,301,436		—		14,301,436

Where directly comparable market quotes are not available to measure the fair value of PEMEX’s financial instruments, PEMEX uses Level 2 valuation to calculate fair value based on quotes from major market sources. These market quotes are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

For the years ended December 31, 2011, 2010 and 2009, PEMEX has recognized a negative adjustment of Ps. 4,759,058, Ps. 5,625,917 and Ps. 1,648,565, respectively, in its U.S. GAAP reconciliation, representing the credit risk adjustment required by Topic 820 on the fair value of PEMEX’s DFIs, reported in the CFR in the consolidated statements of operations.

The estimated fair value of financial assets and liabilities, as of December 31, 2011 and 2010, in nominal terms, was as follows:

	2011				2010
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	114,535,211	Ps.	114,535,211	Ps.	131,300,852	Ps.	131,300,852
Accounts, notes receivable and other		157,223,569		157,223,569		123,173,610		123,173,610

Liabilities:
Suppliers		53,313,171		53,313,171		43,474,439		43,474,439
Accounts and accumulated expenses payable		13,109,526		13,109,526		9,602,215		9,602,215
Taxes payable		65,770,459		65,770,459		52,565,900		52,565,900
Current portion of long-term debt		110,497,449		110,497,449		89,554,617		89,554,617
Long-term debt		672,275,110		678,196,479		575,170,797		573,067,833

Pursuant to Topic 820, the fair values of the financial assets and liabilities presented in the table above appear for informational purposes only and they fall under Level 2 of the Topic 820 fair value hierarchy.

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

Pursuant to ASC Topic 360 “Property, Plant and Equipment” (formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”) (“Topic 360”), PEMEX reviews its properties for impairment when events and circumstances indicate a possible decline in the recoverability of the carrying value of such property. PEMEX estimates the future cash flows expected in connection with the property and compares such future cash flows to the carrying amount of the property to determine whether the carrying amount is recoverable. If the carrying amount of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of both. In the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and include estimates of future oil and gas production, commodity prices based on published forward commodity price curves as of the date of the estimate, operating and development costs, and a risk adjusted discount rate.

During 2011 and 2010, PEMEX’s properties were not impaired when determining fair value measurement under U.S. GAAP, that is, the estimated future cash flows from PEMEX’s properties exceeded their carrying value, so no impairment charge was required under U.S. GAAP.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(h)	Deferred income taxes

As described in Note 19, during 2005, a new fiscal regime was enacted that became applicable to Petróleos Mexicanos and its Subsidiary Entities effective January 1, 2006. Due to the related change in tax regime, Petróleos Mexicanos and its Subsidiary Entities began recognizing deferred income taxes during 2005. The U.S. GAAP equity adjustment represents the cumulative impact of deferred income taxes relating to the other U.S. GAAP adjustments applicable to Petróleos Mexicanos and its Subsidiary Entities.

(i)	Non-controlling interest

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

In 2011, 2010 and 2009, net income from Pemex Finance totaled Ps. 210,166, Ps. 217,437 and Ps. 160,285, respectively.

II.	Additional disclosure requirements:

(a)	IEPS Tax

Under Mexican FRS, the IEPS Tax, when positive, is reflected as part of net domestic sales when charged to customers and the amounts payable to the Mexican Government are then deducted from income before hydrocarbon extraction duties and other, special taxes on production and services, and cumulative effect of adoption of new accounting standards. The IEPS Tax rate has been negative since 2005.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

These guidelines establish that an environmental liability exists when:

(i)	as a result of the activities of PEMEX, an affected area is identified in a particular site, and PEMEX undertakes a formal commitment to correct the environmental damage, in accordance with the criteria, guidelines, standards and legal framework in effect; and

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

During 2011, 2010 and 2009, PEMEX spent Ps. 10,064,000, Ps. 10,087,000 and Ps. 5,643,069, respectively, on various environmental projects and related expenditures. The most significant projects have included the modernization of installations, the implementation of systems and mechanisms to monitor and control atmospheric pollution, the acquisition of equipment to clean hydrocarbon spills, the expansion of aquatic effluent systems, the restoration and reforestation of affected areas, environmental investigative studies and the conducting of environmental audits. In addition, PEMEX has engaged in extensive research and development efforts to increase its capacity to produce unleaded gasoline and diesel and fuel oil with lower sulfur content at its refineries in Mexico.

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

PEMEX obtains insurance policies to cover the cost of certain environmental contingencies. The liability accruals are not reflected net of any amounts forthcoming under such policies. Environmental liabilities accrued in the consolidated financial statements, for both Mexican FRS and U.S. GAAP purposes, as of December 31, 2011 and 2010, were divided among the operating units as follows:

	2011		2010
Pemex-Exploration and Production	Ps.	1,437,426	Ps.	1,906,970
Pemex-Refining		4,065,740		3,365,870
Pemex-Gas and Basic Petrochemicals		19,523		19,523
Pemex-Petrochemicals		5,230		5,570

Total environmental liability accrual	Ps.	5,527,919	Ps.	5,297,933

(c)	Dismantlement and abandonment costs

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The components of termination and retirement benefits and net periodic cost, calculated in accordance with Topic 715, for the years ended December 31, 2011, 2010 and 2009, using December 31, 2011, 2010 and 2009, respectively, as a measurement date, consisted of the following:

	Termination Benefits 2011		Retirement Benefits 2011		Total Benefits 2011		Termination Benefits 2010		Retirement Benefits 2010		Total Benefits 2010
Service cost	Ps.	2,113,204	Ps.	13,969,020	Ps.	16,082,224	Ps.	1,978,162	Ps.	13,873,442	Ps.	15,851,604
Interest cost		1,993,866		63,916,325		65,910,191		2,006,087		69,910,791		71,916,878
Return on plan assets		—		(843,835)		(843,835)		—		(906,579)		(906,579)
Net amortization of gains and losses		(498,748)		3,519,941		3,021,193		(171,264)		7,673,904		7,502,640
Amortization of net transition obligation		381,379		11,657,479		12,038,858		381,379		11,657,479		12,038,858
Plan amendments		21,709		603,826		625,535		21,709		603,826		625,535

Net cost under U.S. GAAP		4,011,410		92,822,756		96,834,166		4,216,073		102,812,863		107,028,936
Net benefit (cost) under Mexican FRS		9,015,372		(111,846,576)		(102,831,204)		8,360,536		(122,635,577)		(114,275,041)

Adjustment to cost (additional benefit) under U.S. GAAP	Ps.	13,026,782	Ps.	(19,023,820)	Ps.	(5,997,038)	Ps.	12,576,609	Ps.	(19,822,714)	Ps.	(7,246,105)

	Termination Benefits 2009		Retirement Benefits 2009		Total Benefits 2009
Service cost	Ps.	1,268,495	Ps.	11,571,995	Ps.	12,840,490
Interest cost		1,673,169		51,292,054		52,965,223
Return on plan assets		—		(516,283)		(516,283)
Net amortization of gain and losses		(174,239)		36,135		(138,104)
Amortization of net transition obligation		381,379		11,657,479		12,038,858
Plan amendments		21,709		603,826		625,535

Net cost under U.S. GAAP		3,170,513		74,645,206		77,815,719
Net (cost) under Mexican FRS		(12,214,637)		(93,437,254)		(105,651,891)

Adjustment to cost (additional benefit) under U.S. GAAP	Ps.	(9,044,124)	Ps.	(18,792,048)	Ps.	(27,836,172)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

PEMEX’s termination and retirement benefits liability as of December 31, 2011 and 2010 under Topic 715, disclosed in accordance with FRS D-3, was as follows:

	Termination Benefits 2011		Retirement Benefits 2011		Total Benefits 2011		Termination Benefits 2010		Retirement Benefits 2010		Total Benefits 2010
Accumulated benefit obligation (ABO)	Ps.	12,229,334	Ps.	756,619,740	Ps.	768,849,074	Ps.	18,936,746	Ps.	667,941,422	Ps.	686,878,168

Projected benefit obligation (PBO)		14,364,071		834,137,307		848,501,378		23,578,074		763,707,671		787,285,745
Plan assets at fair value		—		(3,644,372)		(3,644,372)		—		(3,110,359)		(3,110,359)

Projected benefit obligation (PBO) in excess of plan assets		14,364,071		830,492,935		844,857,006		23,578,074		760,597,312		784,175,386

Accrued liability under U.S. GAAP		14,364,071		830,492,935		844,857,006		23,578,074		760,597,312		784,175,386
Accrued (liability) recognized under Mexican FRS		(14,223,448)		(716,793,551)		(731,016,999)		(23,247,102)		(638,117,963)		(661,365,065)

U.S. GAAP adjustment to employee benefits liability after recognition of Topic 715		140,623		113,699,384		113,840,007		330,972		122,479,349		122,810,321
Accumulated other comprehensive (loss)		15,344,049		(158,307,678)		(142,963,629)		2,119,060		(148,055,965)		(145,936,905)

Net U.S. GAAP adjustment to (decrease in) employee benefits liability	Ps.	15,484,672	Ps.	(44,608,294)	Ps.	(29,123,622)	Ps.	2,450,032	Ps.	(25,576,616)	Ps.	(23,126,584)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Changes in the amounts of net benefit obligation recognized in accumulated other comprehensive loss under U.S. GAAP as of December 31, 2011 and 2010 were as follows:

	Termination Benefits 2011		Retirement Benefits 2011		Total Benefits 2011
Accumulated other comprehensive loss at beginning of year	Ps.	(2,119,060)	Ps.	148,055,965	Ps.	145,936,905
Total unrecognized losses (gains)(1)		(13,320,649)		26,032,959		12,712,310
Net amortization of gains and losses		498,748		(3,519,941)		(3,021,193)
Amortization of net transition obligation		(381,379)		(11,657,479)		(12,038,858)
Plan amendments		(21,709)		(603,826)		(625,535)

Accumulated other comprehensive loss at end of year	Ps.	(15,344,049)	Ps.	158,307,678	Ps.	142,963,629

(1)	During 2011, the number of active and inactive employees, average years of service, average age and average salary of employees increased, each as compared to 2010. The discount rate decreased from 8.96% to 8.81% as compared to 2010, while the assumed rate of return on plan assets increased (from 8.75% to 8.81%), the inflation rate of the consumer food basket decreased (from 8.28% to 7.50%) and the inflation rate applicable to medical services increased (from 5.93% to 6.36%), each as compared to 2010. In addition, an actuarial gain related to the valuation as of December 31, 2011 of the accrual for the eventual dismissal of employees prior to eligibility for retirement (termination) benefits under the plan was recognized. These changes resulted in a significant increase in actuarial gains and losses in 2011 relative to the number of employees participating in the plan.

	Termination Benefits 2010		Retirement Benefits 2010		Total Benefits 2010
Accumulated other comprehensive loss at beginning of year	Ps.	10,658,756	Ps.	345,214,253	Ps.	355,873,009
Total unrecognized losses (gains)(1)		(12,545,992)		(177,223,079)		(189,769,071)
Net amortization of gains and losses		171,264		(7,673,904)		(7,502,640)
Amortization of net transition obligation		(381,379)		(11,657,479)		(12,038,858)
Plan amendments		(21,709)		(603,826)		(625,535)

Accumulated other comprehensive loss at end of year	Ps.	(2,119,060)	Ps.	148,055,965	Ps.	145,936,905

(1)	During 2010, the number of active and inactive employees increased as compared to 2009. In addition, the average years of service, average age and average salary of employees increased, each as compared to 2009. The discount rate increased from 8.75% to 8.96%, while both the rate of increase in compensation levels and rate of increase in retirement pensions decreased from 5.50% to 5.10% and from 5.00% to 4.60%, respectively, each as compared to 2009. The seniority premium benefit due to death was removed and the “flat fee” of the health care plan was adjusted. These changes resulted in a significant increase in actuarial gains and losses relative to the number of employees participating in the plan.

Actuarial assumptions, expressed in nominal rates, used in the calculation of employee benefits plan cost under U.S. GAAP as of December 31, 2011, 2010 and 2009, were as follows:

	2011	2010	2009
Discount rate	8.81%	8.96%	8.75%
Rate of increase in compensation levels	5.10%	5.10%	5.50%
Expected long-term rate of return on assets	8.81%	8.75%	8.75%
Health care cost trend rate	6.36%	5.93%	5.93%
Rate of increase in retirement pensions	4.60%	4.60%	5.00%

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2011 and 2010 were Ps. 4,318,723 and Ps. 4,312,712, respectively.

The expected timing of payments of employee benefits according to the plans in each of the next ten years, through 2021, is as follows:

Year	Retirement and Termination Expected Benefit Payment		Post-retirement Expected Benefit Payment
2012	Ps.	24,679,077	Ps.	11,756,419
2013		22,585,536		12,976,288
2014		24,784,573		14,321,167
2015		27,224,023		15,811,106
2016		29,637,350		17,426,102
2017		37,050,236		18,791,438
2018		37,050,236		18,791,438
2019		37,050,236		18,791,438
2020		37,050,236		18,791,438
2021		37,050,237		18,791,439

Total	Ps.	314,161,740	Ps.	166,248,273

The objectives of PEMEX’s investment guidelines with respect to its plan assets are to preserve capital and provide an adequate rate of return. The comparative benchmark used by PEMEX is weighted average rate of (i) the daily governmental funding rate released by the Banco de México (Mexican Central Bank) and (ii) the daily inter-bank funding rate released by the Banco de México, each of which is multiplied by the proportion of such securities within PEMEX’s portfolio.

The investment guidelines list certain prohibited investments, such as: securities of companies that are subject to intervention by a regulatory authority; subordinated securities; convertible securities; certain foreign exchange securities; derivatives such as futures, forwards, swaps, options, exotic options, swaptions, etc. (except structured

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

notes denominated in pesos with protected initial investment); securities having terms with certain characteristics such as liquidity, risk, return, or maturity that do not comply with certain requirements set by PEMEX’s Financial Resources Committee; and securities not registered with the Registro Nacional de Valores (National Securities Registry) of the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission).

The expected long-term rate of return is based on the guidelines of the Mexican Society of Consulting Actuaries, which annually issues recommendations for selecting financial assumptions based on a historical analysis conducted using economic variables such as inflation, risk-free interest rates and increases to the legal minimum wage as well as salaries in general.

As of December 31, 2011 and 2010, all of PEMEX’s plan assets were invested in Mexican Government bonds and bonds issued by financial institutions and corporations registered with the National Securities Registry. The following table shows PEMEX’s actual investment allocation at December 31 of each year.

Securities	2011		2010
Mexican Government Securities	Ps.	2,769,490	Ps.	2,396,647
Bonds issued by financial institutions and corporations registered with the National Securities Registry		874,882		713,712

Total	Ps.	3,644,372	Ps.	3,110,359

Since the other post-retirement benefits are not based on levels of compensation, it is not necessary to use salary increase assumptions to determine expenses. The effect of a 1% increase in the healthcare cost trend rate was to increase net expense for other post-retirement benefits by Ps. 24,052,734 for 2011, Ps. 17,235,983 for 2010 and Ps. 24,607,685 for 2009, and to increase the accumulated post-retirement benefit obligation by Ps. 206,878,601 for 2011, Ps. 168,212,154 for 2010 and Ps. 238,461,119 for 2009. The effect of a 1% decrease in the healthcare cost trend rate was to decrease net expense for other post-retirement benefits by Ps. 15,463,800 for 2011, Ps. 11,837,458 for 2010 and Ps. 16,036,265 for 2009, and to decrease the accumulated post-retirement benefit obligation by Ps. 138,804,919 for 2011, Ps. 120,410,538 for 2010 and Ps. 160,752,480 for 2009.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

PEMEX recognized U.S. GAAP codified in Topic 715, and included their effects in the results of the actuarial valuation of its labor obligations, effective January 1, 2007. The following tables present a reconciliation of the beginning and ending balances of the accumulated post-retirement benefit obligation and the fair value of plan assets as of December 31, 2011 and 2010:

	Employee Benefits
	2011		2010
Change in projected benefit obligation (PBO):
Projected benefit obligation (PBO) at beginning of year	Ps.	787,285,745	Ps.	919,342,584
Service cost		16,082,224		15,851,605
Interest cost		65,910,191		71,916,878
Actuarial (gains) losses		12,271,863		(190,231,036)
Benefits paid		(33,048,645)		(29,594,286)

Projected benefit obligation at end of year	Ps.	848,501,378	Ps.	787,285,745

Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	3,110,359	Ps.	3,149,120
Actual return on plan assets		560,062		625,303
Company contributions		28,717,439		24,620,000
Benefits paid		(28,743,488)		(25,284,064)

Fair value of plan assets at end of year	Ps.	3,644,372	Ps.	3,110,359

Additional fair value disclosures about plan assets as of December 31, 2011 and 2010 are as follows:

	Fair Value Measurements as of December 31, 2011
Asset Category	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Mexican Government Securities	Ps.	2,769,490	Ps.	2,769,490	Ps.	—	Ps.	—
Bonds issued by financial institutions and corporations registered with the National Securities Registry		874,882		874,882		—		—

Total	Ps.	3,644,372	Ps.	3,644,372	Ps.	—	Ps.	—

	Fair Value Measurements as of December 31, 2010
Asset Category	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Mexican Government Securities	Ps.	2,396,647	Ps.	2,396,647	Ps.	—	Ps.	—
Bonds issued by financial institutions and corporations registered with the National Securities Registry		713,712		713,712		—		—

Total	Ps.	3,110,359	Ps.	3,110,359	Ps.	—	Ps.	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Additional information about plan assets, including methods and assumptions used to estimate the fair values of plan assets, is as follows:

•

Mexican Government Securities (MGS) include Cetes, fixed rate Bonos, floating rate Bondes and B-PATs (Savings Protection Bonds with quarterly interest payment), and inflation-linked Udibonos. Each quarter, the SHCP announces the auction schedule for all MGS. The fair value of these investments is based on market prices obtained from local professional price providers as of the measurement date.

•

Bonds issued by financial institutions and corporations registered with the National Securities Registry are debt securities that can be denominated in pesos or UDIs. The fair value of these investments is based on market prices obtained from local professional price providers as of the measurement date.

(e)	Leases

As of December 31, 2011 and 2010, PEMEX did not have any significant operating lease arrangements. However, PEMEX did enter in 2008 into capital lease arrangements for a total of U.S. $435,235 in payments at an implicit fixed rate of 7.96% to 8.00% and an established term of 2008-2019 (see Note 11).

(f)	Supplemental geographic information

The majority of PEMEX’s operations are in Mexico. The following table shows PEMEX’s domestic and export sales for the years ended December 31 (on a Mexican FRS basis):

	2011		2010		2009
Domestic sales	Ps.	779,197,974	Ps.	683,853,335	Ps.	596,369,519
Export sales:
United States		613,805,564		491,091,912		400,445,291
Canada; Central and South America		34,921,636		16,875,503		10,636,415
Europe		70,567,172		56,526,837		46,877,837
Far East		53,670,990		28,413,431		30,300,753

Total export sales	Ps.	772,965,362	Ps.	592,907,683	Ps.	488,260,296
Services income		6,265,586		5,303,292		5,291,516

Total sales	Ps.	1,558,428,922	Ps.	1,282,064,310	Ps.	1,089,921,331

PEMEX does not have significant long-lived assets outside of Mexico.

For the years ended December 31, 2010 and 2009, under Mexican FRS, PEMEX recognized non-cash fixed asset impairment charges and, in 2011 and 2010, reversals as discussed in Note 21 I(f).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(g)	Valuation and qualifying accounts

The valuation and qualifying accounts for PEMEX are as follows:

Description	Balance at Beginning of Period		Additions Charged to Costs and Expenses		Deductions		Balance at End of Period
For the year ended December 31, 2011:
Reserves deducted in the statement of financial position from the assets to which they apply:
Allowance for doubtful accounts	Ps.	1,556,853	Ps.	162,499	Ps.	(67,950)	Ps.	1,651,402

For the year ended December 31, 2010:
Reserves deducted in the statement of financial position from the assets to which they apply:
Allowance for doubtful accounts	Ps.	1,354,849	Ps.	326,448	Ps.	(124,444)	Ps.	1,556,853

For the year ended December 31, 2009:
Reserves deducted in the statement of financial position from the assets to which they apply:
Allowance for doubtful accounts	Ps.	1,738,099	Ps.	81,990	Ps.	(465,240)	Ps.	1,354,849

Note:	The above valuation and qualifying accounts are presented in accordance with U.S. GAAP. The Mexican FRS accounts titled “Reserve for sundry creditors and others” and “Reserve for employee benefits” are accrued liability accounts, not valuation and qualifying accounts, and have not been included in the table above (which includes the reserve for dismantlement and abandonment activities).

(h)	Significant risks and uncertainties

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Mexican Government

The operations and results of PEMEX have been, and may in the future be, affected from time to time in varying degrees by political developments and laws and regulations, such as forced divestiture of assets, budgetary adjustments, restrictions on production levels and capital expenditures, price controls, tax increases, cancellation of contract rights, refined product specifications and environmental, health and safety regulations. Both the likelihood of such occurrences and their overall effect upon PEMEX cannot be estimated reliably.

Labor

PEMEX employees belonging to the Petroleum Workers’ Union (the “Union”) represent approximately 72% of its workforce. They have a collective bargaining agreement, which is renegotiated every two years. On July 27, 2011, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2011. The new agreement provides for a 4.75% increase in wages and a 1.15% increase in benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2013.

Product prices

Because PEMEX’s major products are energy-related commodities, significant changes in the international prices of crude oil, natural gas, refined products and petrochemical products could have a significant impact on PEMEX’s results of operations in any particular year. In 2011, crude oil represented approximately 39% of PEMEX’s sales revenues, and prices of the products that PEMEX produces can be influenced by changes in crude oil prices, which makes it reasonably possible that PEMEX could suffer near-term severe impacts from fluctuations in such prices.

(i)	Capitalized software costs

Direct internal and external costs related to the development of internal use software are deferred and included in other assets. Capitalized software costs, net of amortization, as of December 31, 2011 and 2010, amounted to Ps. 3,672 and Ps. 6,655, respectively. Amortization expense related to capitalized software costs for the years ended December 31, 2011, 2010 and 2009 amounted to Ps. 563, Ps. 24,368 and Ps. 96,336, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(j)	Supplemental condensed information on a U.S. GAAP basis

The following condensed consolidating information reflects the U.S. GAAP adjustments disclosed in this Note.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF

DECEMBER 31, 2011 AND 2010

	2011		2010
			(Restated Note 3(ab)(i))
Assets:
Total current assets	Ps.	345,814,725	Ps.	319,629,205
Wells, pipelines, properties, plant and equipment, net		1,144,258,209		1,064,641,518
Current deferred income tax assets		1,917,177		503,377
Other assets		23,369,045		17,898,140

Total assets	Ps.	1,515,359,156	Ps.	1,402,672,240

Liabilities:
Current liabilities	Ps.	254,219,294	Ps.	208,376,392
Current reserve for employee benefits		36,435,495		74,625,335

Total current liabilities		290,654,789		283,001,727
Long-term debt		672,275,110		575,170,797
Reserve for sundry creditors and others		64,284,262		55,493,441
Reserve for employee benefits		808,421,511		709,550,051
Noncurrent deferred income tax liabilities		5,925,289		7,338,545

Total liabilities		1,841,560,961		1,630,554,561

Total equity (deficit)		(326,201,805)		(227,882,321)

Total liabilities and equity	Ps.	1,515,359,156	Ps.	1,402,672,240

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED

DECEMBER 31, 2011, 2010 AND 2009

	2011		2010		2009
			(Restated Note 3(ab)(i))		(Restated Note 3(ab)(i))
Total revenues	Ps.	1,558,428,922	Ps.	1,282,064,310	Ps.	1,089,921,331
Cost of sales		786,155,342		610,286,509		529,173,388

Gross income		772,273,580		671,777,801		560,747,943
General expenses		96,378,058		104,252,731		100,509,000

Operating income		675,895,522		567,525,070		460,238,943
Other revenues		195,544,884		71,585,528		39,768,759
Comprehensive financing result (cost)		(106,616,454)		(3,276,791)		(5,093,650)
Profit sharing in non-consolidated subsidiaries, affiliates and others		(796,398)		1,540,688		(767,228)

Income before taxes, duties and other, and non-controlling interest		764,027,554		637,374,495		494,146,824
Taxes and duties, net of IEPS Tax		(874,186,617)		(654,098,852)		(546,587,044)
Non-controlling interest		210,166		217,437		160,285

Net loss	Ps.	(109,948,897)	Ps.	(16,506,920)	Ps.	(52,279,935)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2011, 2010 AND 2009

	2011		2010		2009
			(Restated Note 3(ab)(i))		(Restated Note 3(ab)(i))
Operating Activities:
Net loss for the year	Ps.	(109,948,897)	Ps.	(16,506,920)	Ps.	(52,279,935)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization		97,915,209		94,160,021		74,661,616
Net periodic cost of employee benefits		96,834,166		107,028,936		77,815,719
Impairment		—		—		1,731,229
Loss on disposal of fixed assets		3,496,758		3,074,468		—
Non-controlling interest		(210,166)		(217,437)		(160,285)
Unrealized foreign exchange (gain) loss		74,400,173		(28,458,699)		(11,350,064)
Interest expense		1,449,453		981,319		1,305,465
Profit sharing in subsidiaries		796,398		(1,540,688)		767,228
Deferred income taxes		(2,827,056)		240,843		(152,872)
Unsuccessful wells		12,021,450		11,619,243		15,124,465
Unrealized losses on financial instruments		7,137,613		7,521,648		—

		181,065,101		177,902,734		107,462,566
Changes in operating assets and liabilities:
Accounts and notes receivable		(22,843,980)		23,910,258		(5,162,958)
Inventories		(3,633,596)		(2,069,851)		28,276,325
Other assets		(3,673,619)		(1,795,472)		28,079,171
Accounts payable and accrued liabilities		26,877,093		(10,495,715)		43,625,973
Employee benefits contributions and payments		(33,179,270)		(29,110,910)		(24,534,500)

Cash flows provided by operating activities		144,611,729		158,341,044		177,746,577
Investing Activities:
Acquisition and disposal of fixed assets, net		(176,200,620)		(186,314,964)		(214,042,970)
Exploration costs		(4,135,188)		(6,343,062)		(1,189,944)
Investments in subsidiaries		(20,783,820)		—		—

Cash flows used in investing activities		(201,119,628)		(192,658,026)		(215,232,914)
Financing Activities:
Proceeds from new long-term financing		189,693,018		235,881,933		160,177,586
Financing payments		(152,118,845)		(197,098,458)		(107,544,073)
Increase in equity of Subsidiary Entities		—		122		467,210

Cash flows provided by financing activities		37,574,173		38,783,597		53,100,723

Effects of change in cash value		2,168,085		(1,345,391)		(1,659,153)
Increase (decrease) in cash and cash equivalents		(18,933,726)		3,121,224		13,955,233
Cash and cash equivalents, beginning of period		131,300,852		128,179,628		114,224,395

Cash and cash equivalents, end of period	Ps.	114,535,211	Ps.	131,300,852	Ps.	128,179,628

Supplemental cash disclosures:
Interest paid (net of amounts capitalized)	Ps.	33,381,090	Ps.	38,722,581	Ps.	49,073,057
Taxes paid		862,811,187		650,028,049		514,852,268
Supplemental non-cash disclosures:
Fair value from investment securities	Ps.	3,872,160	Ps.	—	Ps.	—
Effect in equity of employee benefits		2,973,276		209,936,104		(229,690,261)
Derivative financial instruments		232,378		(390,909)		2,532,882

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(k)	Cash and cash equivalents

Changes to Mexican FRS C-1 were effective on January 1, 2010. These changes require the presentation of restricted cash as part of the line item “Cash and cash equivalents” on the statement of financial position. See Notes 3(e) and 5.

Under U.S. GAAP, ASC 210-10-S99-1 states that separate disclosure on the statement of financial position shall be made for cash items which are restricted as to withdrawal or usage. The provisions related to any restrictions shall be described in the footnotes to the financial statements.

Accordingly, the amount presented in the line item “Cash and cash equivalents, end of period” in the Consolidated Statement of Cash Flows prepared for U.S. GAAP purposes will not match the amount presented in the line item “Cash and cash equivalents at the end of the year” in the Consolidated Statement of Cash Flows prepared under Mexican FRS.

(l)	Deferred income taxes

PEMEX follows the provisions of the revised FRS D-4 for Mexican FRS purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes under U.S. GAAP in accordance with ASC Topic 740 “Income taxes.”

As described in Note 19, during 2005, a new fiscal regime applicable to Petróleos Mexicanos and its Subsidiary Entities was enacted. Beginning on January 1, 2006, certain Subsidiary Companies of PEMEX became subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate. The statutory corporate income tax rate in Mexico was 30% for each of 2009, 2010 and 2011. As a result of the change in fiscal regime in 2005, PEMEX began generating deferred income taxes during that year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

As of December 31, 2011 and 2010, the primary components of the net deferred tax liability under U.S. GAAP consisted of the following:

	2011		2010
Current deferred tax asset:
Accounts and other receivables	Ps.	95,621	Ps.	629,910
Inventories		469,972		162,571
Accrued liabilities		449,621		329,254
Prepaids and other current assets		941,980		(19,105)

Total current deferred tax asset		1,957,194		1,102,630
Less: current valuation allowance		(40,017)		(599,253)

Net current deferred tax asset	Ps.	1,917,177	Ps.	503,377
Noncurrent deferred tax asset:
Contingencies	Ps.	442,674	Ps.	1,187,499
Derivative financial instruments		1,869,982		182,115
Reserve for environmental costs		5,857		1,017,289
Fixed assets		—		(2,496,733)

Total noncurrent deferred tax asset		2,318,513		(109,830)
Less: noncurrent valuation allowance		—		59,690

Net noncurrent deferred tax asset	Ps.	2,318,513	Ps.	(50,140)
Noncurrent deferred tax (liability):
Other (liabilities) assets	Ps.	(455,611)	Ps.	306,049
Fixed assets		(7,788,191)		(7,594,454)

Net noncurrent deferred tax (liability)		(8,243,802)		(7,288,405)

Total noncurrent deferred tax (liability)		(5,925,289)		(7,338,545)

Net deferred tax (liability)	Ps.	(4,008,112)	Ps.	(6,835,168)

Net deferred tax liability under U.S. GAAP	Ps.	(4,008,112)	Ps.	(6,835,168)
Net deferred tax liability under Mexican FRS		(6,217,833)		(7,215,760)

Net U.S. GAAP adjustments to the net deferred tax (liability)	Ps.	2,209,721	Ps.	380,592

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Due to the items presented in the table below, Income Tax and IRP on income (loss) from continuing operations before taxes differed from the amounts computed by applying to income (loss) the Mexican statutory rate of 30% for both Income Tax and IRP.

	2011		2010	2009
Income Tax:
Computed “expected” tax expense	Ps.	3,424,715	Ps. 1,198,550	Ps. 1,837,132
Effects of inflation, net		24,352	(34,055)	(80,936)
Non-deductible expenses		153,856	344,147	—
Difference between accounting and tax depreciation		4,783	216,164	—
Other, net		12,825	—	(348)

Income Tax Expense	Ps.	3,620,531	Ps. 1,724,806	Ps. 1,755,848

IRP:
Computed “expected” tax expense (benefit)	Ps.	308,350	Ps. 3,651,436	Ps. 4,157,708
Effects of inflation, net		(1,451,186)	(1,475,355)	(2,036,386)
Non-taxable loss (profit) sharing in subsidiaries, affiliates and others		14,826	(15,558)	(1,707,854)
Change in valuation allowance for deferred tax assets		(499,546)	(3,429,265)	1,128,798
Non-deductible expenses		579,937	3,534,655	914,370
Other, net		(73,041)	151,847	—

IRP Expense	Ps.	(1,120,660)	Ps. 2,417,760	Ps. 2,456,636

PEMEX follows the guidance codified in Topic 740, which clarifies the accounting for uncertain tax positions, requiring that an entity recognize in its consolidated financial statements the impact of a tax position if—based on the technical merits of that position—it is more likely than not to be sustained upon further examination. Recognized income tax positions are measured at the largest amount for which there is a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period during which the change in judgment occurs. PEMEX’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits only if and when required as a component of other income (expense) in the consolidated statements of operations. The adoption of Topic 740 did not have any effect on PEMEX’s consolidated financial statements.

In assessing the realizability of deferred tax assets, PEMEX considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future income over the periods for which the deferred tax assets are deductible, PEMEX believes it is more likely than not that it will realize the benefits of these deductible differences, net of the valuation allowance.

As of January 1, 2009, and for the years ended December 31, 2011, 2010 and 2009, PEMEX did not have any unrecognized tax benefits and thus recorded no related deferred tax, Income Tax or IRP. In addition, PEMEX does not expect its amount of unrecognized tax benefits to change significantly within the next 12 months. The income tax returns of Petróleos Mexicanos, its Subsidiary Companies and Subsidiary Entities, for tax years 2003 and thereafter, remain subject to examination by the Mexican tax authorities. See Note 19.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

(m)	Asset retirement obligations

PEMEX’s liability provisions recognized in the statement of financial position represent obligations whose settlement will likely require the future use of estimated economic resources. These provisions have been recorded based on the present value of management’s best estimate of future payments necessary to settle the liability. However, actual results could differ from the provisions recognized. No assets or trust funds have been established to satisfy these obligations.

ASC Topic 410 “Asset Retirement and Environmental Obligations” (“Topic 410”) clarifies that the phrase “conditional asset retirement obligation,” as used in Topic 410, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists as to the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Topic 410 acknowledges that, in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. Topic 410 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. PEMEX’s adoption of Topic 410 did not have a material impact on PEMEX’s financial position or results of operations.

The following table indicates the changes to PEMEX’s pre-tax asset retirement obligations in 2011 and 2010:

	2011	2010
Balance as of January 1	Ps. 37,698,629	Ps. 24,488,953
Liabilities incurred and cost adjustments, net	(1,558,333)	11,921,737
Accretion expense	1,383,889	3,428,357
Foreign exchange loss (gain)	4,982,817	(2,140,418)

Balance as of December 31	Ps. 42,507,002	Ps. 37,698,629

NOTE 22—	SUBSIDIARY GUARANTOR INFORMATION, PIDIREGAS LIABILITIES AND THE PEMEX PROJECT FUNDING MASTER TRUST (THE MASTER TRUST):

The following consolidating information presents (a) condensed consolidating statements of financial position at December 31, 2011 and 2010 and condensed consolidating statements of operations and cash flows for the years ended December 31, 2011, 2010 and 2009 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (as defined below; excluding the Master Trust) and (b) condensed consolidating statement of financial position at December 31, 2010 and condensed consolidating statements of operations and cash flows for the years ended December 31, 2010 and 2009 of the Master Trust.

These statements are prepared in conformity with Mexican FRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

“Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). Petróleos Mexicanos’ guaranty of the indebtedness of the Master Trust was full and unconditional, until the second half of 2009, when Petróleos Mexicanos assumed, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust, as discussed in Note 3(b). The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full and unconditional and joint and several.

The Master Trust is consolidated in the financial statements of PEMEX as of and for the years ended 2010 and 2009 in accordance with consolidation principles detailed in FRS B-8 “Consolidated and Combined Financial Statements.” The Master Trust was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011. In accordance with U.S. GAAP, the Master Trust is a special purpose entity requiring consolidation in the financial statements, as it does not meet non-consolidation criteria as specified in U.S. accounting literature.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by

Petróleos Mexicanos

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal Amount Outstanding
8.00% Notes due 2019	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $	1,999,369

9 1/4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		9,296

9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		102,149

4.875% Notes due 2015	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		1,462,438

6.000% Notes due 2020	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		990,802

5.50% Notes due 2021	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		2,961,947

6.625% Notes due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		998,500

6.500% Bonds due 2041	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		1,229,880

The significant differences between Mexican FRS and U.S. GAAP, as they affect PEMEX, are described in Note 21. The following tables also present (a) the reconciliation of equity to U.S. GAAP as of December 31, 2011 and 2010, and the reconciliation of income to U.S. GAAP for each of the three years ended December 31, 2011, 2010 and 2009, for each of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries and (b) the reconciliation of equity to U.S. GAAP as of December 31, 2010 and the reconciliation of income to U.S. GAAP for each of the two years ended December 31, 2010 and 2009 for the Master Trust.

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2011 and as of the date of this report, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2011

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	93,301,711	Ps.	6,065,193	Ps.	17,733,207	Ps.	—	Ps.	117,100,111
Accounts, notes receivable and other, net, and derivative financial instruments		32,735,905		59,796,746		79,029,048		—		171,561,699
Accounts receivable—inter-company		714,912,615		1,221,862,900		131,480,009		(2,068,255,524)		—
Inventories, net		491,781		19,268,690		24,391,991		—		44,152,462
Available-for-sale investment securities		—		—		24,655,980		—		24,655,980

Total current assets		841,442,012		1,306,993,529		277,290,235		(2,068,255,524)		357,470,252
Long-term receivables—inter-company		642,318,242		1,846,818		2,354,577		(646,519,637)		—
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		305,729,952		4,416,577		8,915,236		(306,148,401)		12,913,364
Wells, pipelines, properties, plant and equipment, net		8,770,027		1,123,274,039		20,461,614		—		1,152,505,680
Other assets		2,628,993		3,437,287		4,389,400		—		10,455,680

Total assets	Ps.	1,800,889,226	Ps.	2,439,968,250	Ps.	313,411,062	Ps.	(3,020,923,562)	Ps.	1,533,344,976

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	80,831,359	Ps.	13,545,476	Ps.	16,120,614	Ps.	—	Ps.	110,497,449
Accounts payable—inter-company		1,158,886,384		804,388,900		97,885,325		(2,061,160,609)		—
Other current liabilities		11,862,238		96,130,035		34,980,180		—		142,972,453

Total current liabilities		1,251,579,981		914,064,411		148,986,119		(2,061,160,609)		253,469,902
Long-term debt		637,940,568		16,046,360		18,288,182		—		672,275,110
Long-term payables—inter-company		1,846,818		648,232,190		3,539,802		(653,618,810)		—
Reserve for employee benefits, dismantlement and abandonment activities, sundry creditors and others, and deferred tax liability		104,439,621		621,677,352		75,402,120		—		801,519,093

Total liabilities		1,995,806,988		2,200,020,313		246,216,223		(2,714,779,419)		1,727,264,105
EQUITY		(194,917,762)		239,947,937		67,194,839		(306,144,143)		(193,919,129)

Total liabilities and equity under Mexican FRS	Ps.	1,800,889,226	Ps.	2,439,968,250	Ps.	313,411,062	Ps.	(3,020,923,562)	Ps.	1,533,344,976

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION U.S. GAAP RECONCILIATION OF EQUITY As of December 31, 2011

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Equity under Mexican FRS	Ps.	(194,917,762)	Ps.	239,947,937	Ps.	67,194,839	Ps.	(306,144,143)	Ps.	(193,919,129)
U.S. GAAP adjustments:
Exploration and drilling costs		—		8,533,634		—		—		8,533,634
Employee benefits		2,344,917		26,576,856		201,849		—		29,123,622
Effect in equity of employee benefits		(51,561,078)		(79,017,754)		(12,384,797)		—		(142,963,629)
Accrued vacations		(202,097)		(854,062)		(92,358)		—		(1,148,517)
Fixed asset adjustments:
Capitalized gains in respect of hedging derivative financial instruments, net		—		1,231,821		—		—		1,231,821
Capitalization of comprehensive financing result, net		113,754		(1,307,104)		1,746,305		—		552,955
Impairment, net		—		(15,307,152)		(3,258,729)		—		(18,565,881)
Derivative financial instruments and fair value measurements		(4,431,593)		(5,202,500)		(1,622,309)		—		(11,256,402)
Deferred income taxes		1,839,951		369,770		—		—		2,209,721
Investments in subsidiaries		(114,135,397)		—		—		114,135,397		—

Total U.S. GAAP adjustments, net		(166,031,543)		(64,976,491)		(15,410,039)		114,135,397		(132,282,676)

(Deficit) equity under U.S. GAAP	Ps.	(360,949,305)	Ps.	174,971,446	Ps.	51,784,800	Ps.	(192,008,746)	Ps.	(326,201,805)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF FINANCIAL POSITION As of December 31, 2010 (Restated Note 3(ab)(i))

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	119,143,004	Ps.	—	Ps.	4,028,458	Ps.	10,415,617	Ps.	—	Ps.	133,587,079
Accounts, notes receivable and other, net, and derivative financial instruments		22,817,297		1,456,154		52,313,653		65,217,490		—		141,804,594
Accounts receivable—inter-company		630,670,609		10,213,142		1,133,661,493		129,023,848		(1,903,569,092)		—
Inventories, net		218,937		—		22,255,432		18,044,497		—		40,518,866

Total current assets		772,849,847		11,669,296		1,212,259,036		222,701,452		(1,903,569,092)		315,910,539
Long-term receivables—inter-company		554,582,569		—		1,623,531		—		(556,206,100)		—
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		386,540,118		—		2,893,550		6,760,108		(385,077,696)		11,116,080
Wells, pipelines, properties, plant and equipment, net		8,816,611		—		1,033,683,586		18,887,704		—		1,061,387,901
Other assets		2,575,973		—		1,732,962		2,473,125		—		6,782,060

Total assets	Ps.	1,725,365,118	Ps.	11,669,296	Ps.	2,252,192,665	Ps.	250,822,389	Ps.	(2,844,852,888)	Ps.	1,395,196,580

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	76,946,263	Ps.	—	Ps.	11,720,648	Ps.	887,706	Ps.	—	Ps.	89,554,617
Accounts payable—inter-company		1,109,439,763		11,243,503		690,146,918		80,874,531		(1,891,704,715)		—
Other current liabilities		8,522,137		425,793		85,193,611		23,557,470		—		117,699,011

Total current liabilities		1,194,908,163		11,669,296		787,061,177		105,319,707		(1,891,704,715)		207,253,628
Long-term debt		551,292,814		—		16,278,366		7,599,617		—		575,170,797
Long-term payables—inter-company		1,785,677		—		563,061,747		3,219,571		(568,066,995)		—
Reserve for employee benefits, dismantlement and abandonment activities, sundry creditors and others and deferred tax liability		92,253,241		—		564,555,000		67,266,025		—		724,074,266

Total liabilities		1,840,239,895		11,669,296		1,930,956,290		183,404,920		(2,459,771,710)		1,506,498,691
EQUITY		(114,874,777)		—		321,236,375		67,417,469		(385,081,178)		(111,302,111)

Total liabilities and equity under Mexican FRS	Ps.	1,725,365,118	Ps.	11,669,296	Ps.	2,252,192,665	Ps.	250,822,389	Ps.	(2,844,852,888)	Ps.	1,395,196,580

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION U.S. GAAP RECONCILIATION OF EQUITY As of December 31, 2010 (Restated Note 3(ab)(i))

	Petróleos Mexicanos	Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations	PEMEX Consolidated
Equity under Mexican FRS	Ps. (114,874,777)	Ps.	321,236,375	Ps.	67,417,469	Ps. (385,081,178)	Ps. (111,302,111)
U.S. GAAP adjustments:
Exploration and drilling costs	—		9,400,346		—	—	9,400,346
Employee benefits	3,498,443		19,826,642		(198,501)	—	23,126,584
Effect in equity of employee benefits	(49,009,014)		(88,982,242)		(7,945,649)	—	(145,936,905)
Accrued vacations	(191,794)		(841,411)		(89,559)	—	(1,122,764)
Fixed asset adjustments:
Capitalized gains in respect of hedging derivative financial instruments, net	—		1,342,407		—	—	1,342,407
Capitalization of comprehensive financing result, net	117,066		(866,559)		1,798,296	—	1,048,803
Impairment, net	—		(5,143,431)		(3,394,508)	—	(8,537,939)
Derivative financial instruments and fair value measurements	(1,977,381)		6,977,760		(1,281,713)	—	3,718,666
Deferred income taxes	—		380,592		—	—	380,592
Investments in subsidiaries	(69,017,530)		—		—	69,017,530	—

Total U.S. GAAP adjustments, net	(116,580,210)		(57,905,896)		(11,111,634)	69,017,530	(116,580,210)

(Deficit) equity under U.S. GAAP	Ps. (231,454,987)	Ps.	263,330,479	Ps.	56,305,835	Ps. (316,063,648)	Ps. (227,882,321)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2011

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	44,905,923	Ps.	2,173,817,756	Ps.	1,240,905,328	Ps.	(1,907,465,671)	Ps.	1,552,163,336
Services income		18,718		4,702,028		2,978,470		(1,433,630)		6,265,586

Total sales revenues		44,924,641		2,178,519,784		1,243,883,798		(1,908,899,301)		1,558,428,922
Costs of sales		1,164,720		1,408,681,816		1,234,194,343		(1,863,415,340)		780,625,539

Gross income		43,759,921		769,837,968		9,689,455		(45,483,961)		777,803,383

General expenses:
Transportation and distribution expenses		—		30,703,959		1,113,359		(468,307)		31,349,011
Administrative expenses		43,878,314		55,699,886		11,139,325		(45,688,478)		65,029,047

Total general expenses		43,878,314		86,403,845		12,252,684		(46,156,785)		96,378,058

Operating income		(118,393)		683,434,123		(2,563,229)		672,824		681,425,325
Other (expenses) revenues, net		(2,272,750)		197,520,332		819,447		(522,145)		195,544,884
Comprehensive financing result (cost) income		3,667,007		(90,686,045)		(4,480,302)		(142,046)		(91,641,386)
Equity participation in subsidiaries		(92,164,229)		(301,689)		104,728		91,564,792		(796,398)

(Loss) income before taxes and duties		(90,888,365)		789,966,721		(6,119,356)		91,573,425		784,532,425
Taxes and duties		384,791		871,999,892		3,631,063		—		876,015,746

Net (loss) income for the year under Mexican FRS	Ps.	(91,273,156)	Ps.	(82,033,171)	Ps.	(9,750,419)	Ps.	91,573,425	Ps.	(91,483,321)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2011

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(91,273,156)	Ps.	(82,033,171)	Ps.	(9,750,419)	Ps.	91,573,425	Ps.	(91,483,321)
U.S. GAAP adjustments:
Exploration and drilling costs		—		(866,712)		—		—		(866,712)
Employee benefits		(1,153,526)		6,750,215		400,349		—		5,997,038
Accrued vacations, net		(10,303)		(12,652)		(2,798)		—		(25,753)
Fixed asset adjustments:		—		—		—		—
Capitalized (losses) in respect of derivative financial instruments, net		—		(110,586)		—		—		(110,586)
Capitalization of comprehensive financing result, net		(3,312)		(440,545)		(51,991)		—		(495,848)
Impairment, net		—		(10,163,721)		135,779		—		(10,027,942)
(Losses) in respect of derivative financial instruments and fair value measurements, net		(2,454,212)		(12,180,260)		(340,596)		—		(14,975,068)
Deferred income tax		1,839,951		(10,822)		—		—		1,829,129
Reclassification of Pemex Finance net income to non-controlling interest		—		—		210,166		—		210,166
Investments in subsidiaries		(18,715,255)		—		—		18,715,255		—

Total U.S. GAAP adjustments, net		(20,496,657)		(17,035,083)		350,909		18,715,255		(18,465,576)

Net (loss) income for the year under U.S. GAAP	Ps.	(111,769,813)	Ps.	(99,068,254)	Ps.	(9,399,510)	Ps.	110,288,680	Ps.	(109,948,897)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2010

(Restated Note 3(ab)(i))

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	43,476,479	Ps.	1,782,647,360	Ps.	941,180,878	Ps.	(1,490,543,699)	Ps.	1,276,761,018
Services income		22,542		3,469,042		2,784,311		(972,603)		5,303,292

Total sales revenues		43,499,021		1,786,116,402		943,965,189		(1,491,516,302)		1,282,064,310
Costs of sales		1,234,101		1,135,172,627		941,477,729		(1,446,529,412)		631,355,045

Gross income		42,264,920		650,943,775		2,487,460		(44,986,890)		650,709,265

General expenses:
Transportation and distribution expenses		—		32,337,425		936,761		—		33,274,186
Administrative expenses		42,751,480		60,611,608		10,921,400		(43,305,943)		70,978,545

Total general expenses		42,751,480		92,949,033		11,858,161		(43,305,943)		104,252,731

Operating income		(486,560)		557,994,742		(9,370,701)		(1,680,947)		546,456,534
Other (expenses) revenues, net		531,087		68,602,276		886,258		1,565,907		71,585,528
Comprehensive financing result (cost) income		8,561,948		(20,271,247)		(368,994)		108,955		(11,969,338)
Equity participation in subsidiaries		(54,831,906)		565,699		923,129		54,883,766		1,540,688

(Loss) income before taxes and duties		(46,225,431)		606,891,470		(7,930,308)		54,877,681		607,613,412
Taxes and duties		1,019,738		651,465,507		1,655,404		—		654,140,649

Net (loss) income for the year under Mexican FRS	Ps.	(47,245,169)	Ps.	(44,574,037)	Ps.	(9,585,712)	Ps.	54,877,681	Ps.	(46,527,237)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2010

(Restated Note 3(ab)(i))

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(47,245,169)	Ps.	(44,574,037)	Ps.	(9,585,712)	Ps.	54,877,681	Ps.	(46,527,237)
U.S. GAAP adjustments:
Exploration and drilling costs		—		(936,520)		—		—		(936,520)
Employee benefits		(752,350)		7,576,734		421,721		—		7,246,105
Accrued vacations		(44,589)		(131,380)		(12,450)		—		(188,419)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net		—		(110,586)		—		—		(110,586)
Capitalization of comprehensive financing result, net		32,260		2,037,093		577,717		—		2,647,070
Impairment, net		—		12,269,450		141,436		—		12,410,886
Gains (losses) in respect of derivative financial instruments and fair value measurements, net		(1,907,665)		10,566,230		33,982		—		8,692,547
Deferred income tax		—		41,797		—		—		41,797
Reclassification of Pemex Finance net income to non-controlling interest		—		—		217,437		—		217,437
Investments in subsidiaries		32,692,661		—		—		(32,692,661)		—

Total U.S. GAAP adjustments, net		30,020,317		31,312,818		1,379,843		(32,692,661)		30,020,317

Net (loss) income for the year under U.S. GAAP	Ps.	(17,224,852)	Ps.	(13,261,219)	Ps.	(8,205,869)	Ps.	22,185,020	Ps.	(16,506,920)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the year ended December 31, 2009

(Restated Note 3(ab)(i))

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	40,548,192	Ps.	—	Ps.	1,526,860,821	Ps.	753,404,622	Ps.	(1,236,183,820)	Ps.	1,084,629,815
Services income		29,243		—		3,376,277		2,737,553		(851,557)		5,291,516

Total sales revenues		40,577,435		—		1,530,237,098		756,142,175		(1,237,035,377)		1,089,921,331
Costs of sales		191,627		—		1,000,656,130		755,603,210		(1,195,608,184)		560,842,783

Gross income		40,385,808		—		529,580,968		538,965		(41,427,193)		529,078,548

General expenses:
Transportation and distribution expenses		—		—		31,224,679		1,101,889		(470,371)		31,856,197
Administrative expenses		40,294,179		—		56,416,245		12,426,117		(40,483,738)		68,652,803

Total general expenses		40,294,179		—		87,640,924		13,528,006		(40,954,109)		100,509,000

Operating income		91,629				441,940,045		(12,989,041)		(473,084)		428,569,548
Other (expenses) revenues, net		(322,582)		(4,383)		37,289,973		2,320,071		485,680		39,768,759
Comprehensive financing result (cost) income		9,837,377		4,383		(25,186,611)		36,984		—		(15,307,867)
Equity participation in subsidiaries		(102,142,599)		—		524,259		(1,363,510)		102,214,622		(767,228)

(Loss) income before taxes and duties		(92,536,175)		—		454,567,665		(11,995,496)		102,227,218		452,263,212
Taxes and duties		1,965,559		—		542,599,013		2,068,486		—		546,633,058

Net (loss) income for the year under Mexican FRS	Ps.	(94,501,734)	Ps.	—	Ps.	(88,031,348)	Ps.	(14,063,982)	Ps.	102,227,218	Ps.	(94,369,846)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

U.S. GAAP RECONCILIATION OF INCOME

For the year ended December 31, 2009

(Restated Note 3(ab)(i))

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net (loss) income under Mexican FRS	Ps.	(94,501,734)	Ps.	(88,031,348)	Ps.	(14,063,982)	Ps.	102,227,218	Ps.	(94,369,846)
U.S. GAAP adjustments:
Exploration and drilling costs		—		(1,016,089)		—		—		(1,016,089)
Employee benefits		2,574,775		20,288,904		4,972,493		—		27,836,172
Accrued vacations		(32,918)		(113,079)		(9,407)		—		(155,404)
Fixed asset adjustments:
Capitalized gains (losses) of derivative financial instruments, net		—		(110,586)		—		—		(110,586)
Capitalization of comprehensive financing result, net		21,910		2,284,427		395,037		—		2,701,374
Impairment, net		—		2,266,597		147,331		—		2,413,928
Gains (losses) in respect of derivative financial instruments and fair value measurements, net		(2,831,249)		14,361,161		(1,315,695)		—		10,214,217
Deferred income tax		—		46,014		—		—		46,014
Reclassification of Pemex Finance net income to non-controlling interest		—		—		160,285		—		160,285
Investments in subsidiaries		42,357,393		—		—		(42,357,393)		—

Total U.S. GAAP adjustments, net		42,089,911		38,007,349		4,350,044		(42,357,393)		42,089,911

Net (loss) income for the year under U.S. GAAP	Ps.	(52,411,823)	Ps.	(50,023,999)	Ps.	(9,713,938)	Ps.	59,869,825	Ps.	(52,279,935)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2011

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating activities:
Net (loss) income for the year before taxes, duties and other charges	Ps.	(90,888,365)	Ps.	—	Ps.	789,966,721	Ps.	(6,119,356)	Ps.	91,573,425	Ps. 784,532,425
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		600,028		—		95,958,328		1,194,663		—	97,753,019
Impairment of fixed assets		—		—		(11,689,832)		—		—	(11,689,832)
Foreign exchange loss (gain)		64,713,020		—		7,891,540		1,795,613		—	74,400,173
Interest expense		40,704,054		—		5,795,631		1,554,449		(13,223,591)	34,830,543
Profit sharing in subsidiaries, affiliates and others		92,593,194		—		301,689		(104,728)		(91,993,757)	796,398
Derivative financial instruments		(1,586,990)		—		(339,730)		4,305,275		—	2,378,555
Received dividends		—		—		—		(599,907)		—	(599,907)
Unsuccessful wells		—		—		12,021,450		—		—	12,021,450
Disposal of fixed assets		149,533		—		3,436,280		(89,055)		—	3,496,758
Changes in operating assets and liabilities
Accounts and notes receivable and derivative financial instruments		(6,031,644)		1,456,154		(7,168,136)		(21,436,816)		—	(33,180,442)
Inter-company changes and deductions		(24,876,137)		(1,030,361)		21,849,784		12,155,841		(8,099,127)	—
Inventories		(272,844)		—		3,477,528		(6,838,280)		—	(3,633,596)
Other assets		(53,018)		—		(1,704,326)		(1,916,275)		—	(3,673,619)
Pensions, seniority premiums and other post-retirement benefits		11,032,730		—		52,304,179		6,315,025		—	69,651,934
Accounts payable and accrued liabilities		1,809,008		(425,793)		(864,311,478)		13,165,073		(18)	(849,763,208)

Cash flows provided by (used in) operating activities		87,892,569		—		107,789,628		3,381,522		(21,743,068)	177,320,651
Investing activities:
Increase in fixed assets, net		(702,978)		—		(172,467,190)		(2,679,518)		—	(175,849,686)
Inter-company decrease (increase) in investments		(91,709,068)		—		(223,287)		—		91,932,355	—
Exploration and drilling costs		—		—		(4,135,188)		—		—	(4,135,188)
Received dividends		—		—		—		599,907		—	599,907
Investments in subsidiaries		(2,811,825)		—		(1,570,769)		(15,519,184)		(882,042)	(20,783,820)

Cash flows provided by (used in) investing activities		(95,223,871)		—		(178,396,434)		(17,598,795)		91,050,313	(200,168,787)
Financing activities:
Proceeds from long-term financing		97,714,350		—		—		91,978,668		—	189,693,018
Financing payments		(72,936,610)		—		(11,151,706)		(68,030,529)		—	(152,118,845)
Inter-company (decrease) increase in financing		61,142		—		89,361,235		364,423		(89,786,800)	—
Interest payments		(39,661,962)		—		(5,565,988)		(1,376,730)		13,223,590	(33,381,090)

Cash flows provided by financing activities		(14,823,080)		—		72,643,541		22,935,832		(76,563,210)	4,193,083

Increase (decrease) in cash and cash equivalents		(22,154,382)		—		2,036,735		8,718,559		(7,255,965)	(18,655,053)
Effects of change in cash value		(3,686,911)		—		—		(1,400,969)		7,255,965	2,168,085
Cash and cash equivalents, beginning of period		119,143,004		—		4,028,458		10,415,617		—	133,587,079

Cash and cash equivalents, end of period under Mexican FRS	Ps.	93,301,711	Ps.	—	Ps.	6,065,193	Ps.	17,733,207	Ps.	—	Ps. 117,100,111

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2010

(Restated Note 3(ab)(i))

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating activities:
Net (loss) income for the year before taxes, duties and other charges	Ps.	(46,225,431)	Ps.	—	Ps.	606,891,470	Ps.	(7,930,308)	Ps.	54,877,681	Ps. 607,613,412
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		633,480		—		94,682,473		1,165,828		—	96,481,781
Impairment of fixed assets		—		—		9,958,603		—		—	9,958,603
Properties		166,287		—		2,161,892		746,289		—	3,074,468
Foreign exchange loss		(26,895,062)		—		(2,061,406)		(817,940)		—	(29,774,408)
Profit sharing in subsidiaries		54,838,184		—		(143,187)		(923,130)		(55,312,555)	(1,540,688)
Interest expense		63,459,978		3,500,891		13,775,575		1,239,789		(42,272,333)	39,703,900
Derivatives financial instruments		(2,144,590)		4,172,775		(2,936,798)		2,804,344		—	1,895,731
Unsuccessful wells		—		—		11,619,243		—		—	11,619,243
Changes in operating assets and liabilities
Accounts and notes receivable and derivative financial instruments		(20,985,045)		14,683,936		21,751,735		(11,490,247)		—	3,960,379
Inter-company changes and deductions		383,440		(18,723,247)		(378,687,033)		28,181,245		368,845,595	—
Inventories		97,634		—		(3,736,779)		1,569,293		—	(2,069,852)
Other assets		(617,532)		—		109,033		(1,286,973)		—	(1,795,472)
Pensions, seniority premiums and other post-retirement benefits		11,572,967		—		65,435,900		8,155,264		—	85,164,131
Accounts payable and accrued liabilities		3,759,097		(136,629)		(651,521,778)		(10,353,242)		—	(658,252,552)

Cash flows provided by (used in) operating activities		38,043,407		3,497,726		(212,701,057)		11,060,212		326,138,388	166,038,676
Investing activities:
Increase in fixed assets, net		(335,764)		—		(182,084,993)		(2,163,719)		—	(184,584,476)
Inter-company decrease (increase) in investments		(30,747,853)		—		377,538,224		(8,436,537)		(338,353,834)	—
Exploration and drilling costs		—		—		(6,343,062)		—		—	(6,343,062)
Investments in subsidiaries		(16,372,433)		—		(546,836)		454,048		16,465,221	—

Cash flows provided by (used in) investing activities		(47,456,050)		—		188,563,333		(10,146,208)		(321,888,613)	(190,927,538)
Financing activities:
Proceeds from long-term financing		174,306,971		—		—		61,574,962		—	235,881,933
Financing payments		(118,712,365)		—		(10,181,060)		(68,205,033)		—	(197,098,458)
Inter-company (decrease) increase in financing		644,739		—		32,265,781		(306,538)		(32,603,982)	—
Increase in equity		—		—		122		—		—	122
Interest payments		(62,760,179)		(3,500,891)		(13,525,268)		(1,208,576)		42,272,333	(38,722,581)
Increase in equity from inter-company contribution		—		—		13,949,000		1,924,000		(15,873,000)	—

Cash flows provided by financing activities		(6,520,834)		(3,500,891)		22,508,575		(6,221,185)		(6,204,649)	61,016

Increase (decrease) in cash and cash equivalents		(15,933,477)		(3,165)		(1,629,149)		(5,307,180)		(1,954,875)	(24,827,846)
Effects of change in cash value		(1,052,636)		—		—		(2,247,630)		1,954,875	(1,345,391)
Cash and cash equivalents, beginning of period		136,129,117		3,165		5,657,607		17,970,427		—	159,760,316

Cash and cash equivalents, end of period under Mexican FRS	Ps.	119,143,004	Ps.	—	Ps.	4,028,458	Ps.	10,415,617	Ps.	—	Ps. 133,587,079

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2009

(Restated Note 3(ab)(i))

	Petróleos Mexicanos	Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries	Eliminations		PEMEX Consolidated
Operating activities:
Net (loss) income for the year before taxes, duties and other charges	Ps. (92,536,175)	Ps.	—	Ps.	454,567,665	Ps. (11,995,496)	Ps.	102,227,218	Ps. 452,263,212
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	673,638		—		75,074,340	1,142,709		—	76,890,687
Disposal of fixed assets	158,118		—		749,646	40,961		—	948,725
Impairment of fixed assets	—		—		1,731,229	—		—	1,731,229
Foreign exchange loss	(16,827,273)		—		(665,133)	(1,622,078)		—	(19,114,486)
Profit sharing in subsidiaries	102,155,193		—		(524,259)	1,363,513		(102,227,219)	767,228
Interest expense	51,881,945		—		15,818,568	1,600,191		(19,882,766)	49,417,938
Financial instruments	(3,649,625)		(5,905,280)		(5,570,061)	5,161,225		—	(9,963,741)
Unsuccessful wells	—		—		15,124,465	—		—	15,124,465
Changes in operating assets and liabilities
Accounts and notes receivable and derivative financial instruments	84,182,722		(12,476,251)		(43,787,677)	(36,194,185)		—	(8,275,391)
Inter-company changes and deductions	66,878,071		10,214,034		642,848,687	51,339,927		(771,280,719)	—
Inventories	6,556		27,967		34,488,557	(6,246,756)		—	28,276,324
Other assets	(1,067,615)		1,717,073		500,159	10,170,203		—	11,319,820
Pensions, seniority premiums and other post-retirement benefits	11,822,461		—		60,749,584	8,545,346		—	81,117,391
Accounts payable and accrued liabilities	(2,278,548)		(12,159,152)		(467,448,133)	6,255,187		—	(475,630,645)

Cash flows provided by (used in) operating activities	201,399,468		(18,581,609)		783,657,637	29,560,746		(791,163,486)	204,872,756
Investing activities:
Increase in fixed assets, net	(552,001)		—		(207,062,724)	(2,642,879)		(2,974,534)	(213,232,138)
Exploration and drilling costs	—		—		(1,189,944)	—		—	(1,189,944)
Inter-company decrease (increase) in investments	711,507,677		826,019,534		(263,290,103)	15,295,510		(1,289,532,619)	—
Investments in subsidiaries	(15,055,950)		—		(263,610)	896,901		14,422,659	—

Cash flows provided by (used in) investing activities	695,899,727		826,019,534		(471,806,381)	13,549,532		(1,278,084,494)	(214,422,082)
Financing activities:
Proceeds from long-term financing	159,607,538		—		570,048	—		—	160,177,586
Financing payments	(90,551,804)		—		(2,635,574)	(6,420,119)		—	(99,607,497)
Inter-company (decrease) increase in financing	(900,820,676)		(811,594,167)		(309,629,835)	(42,402,632)		2,064,447,310	—
Increase in equity	(27,502)		—		494,416	296		—	467,210
Interest payments	(51,537,064)		—		(15,818,568)	(1,600,191)		19,882,766	(49,073,057)
Increase in equity from inter-company contribution	—		—		15,082,096	—		(15,082,096)	—

Cash flows provided by financing activities	(883,329,510)		(811,594,167)		(311,937,416)	(50,422,645)		2,069,247,980	11,964,242

Increase (decrease) in cash and cash equivalents	13,969,685		(4,156,242)		(86,160)	(7,312,367)		—	2,414,916
Effects of changes in cash value	(2,060,116)		—		524,259	—		—	(1,535,857)
Cash and cash equivalents, beginning of period	124,219,548		4,159,407		5,219,508	25,282,794		—	158,881,257

Cash and cash equivalents, end of period under Mexican FRS	Ps. 136,129,116	Ps.	3,165	Ps.	5,657,607	Ps. 17,970,427	Ps.	—	Ps. 159,760,316

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

NOTE 23—	SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED):

Effective January 1, 2010, certain of the SEC’s rules were revised in order to modernize the reporting requirements applicable to oil and gas companies such as PEMEX in respect of oil and other hydrocarbon reserves. The most significant of these revisions include the following:

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

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2011		2010		2009
Proved properties	Ps.	1,545,626,359	Ps.	1,399,218,514	Ps.	1,247,025,452
Construction in progress		54,255,040		50,712,384		49,511,782
Accumulated depreciation and amortization		(724,592,750)		(646,297,200)		(581,259,886)

Net capitalized costs	Ps.	875,288,649	Ps.	803,633,698	Ps.	715,277,348

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Costs incurred for oil and gas property exploration and development activities (unaudited):

	Year Ended December 31,
	2011		2010		2009
Exploration	Ps.	32,765,335	Ps.	29,472,837	Ps.	30,914,261
Development		131,114,962		150,439,682		151,478,371

Total costs incurred	Ps.	163,880,297	Ps.	179,912,519	Ps.	182,392,632

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 13,725,400, Ps. 11,619,243 and Ps. 10,120,991 for 2011, 2010 and 2009, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Results of operations for oil and gas producing activities (unaudited):

	Year Ended December 31,
	2011		2010		2009
Revenues from sale of oil and gas	Ps.	1,270,832,133	Ps.	979,542,920	Ps.	828,658,256
Hydrocarbon duties		871,471,372		649,740,909		537,911,164
Production costs (excluding taxes)		121,020,712		99,855,823		95,396,773
Other costs and expenses		26,632,385		33,010,856		37,263,816
Exploration expenses		25,746,851		20,943,354		25,245,456
Depreciation, depletion, amortization and accretion		82,421,552		82,640,939		61,869,294

		1,127,292,872		886,191,880		757,686,503

Results of operations for oil and gas producing activities	Ps.	143,539,261	Ps.	93,351,040	Ps.	70,971,753

Note:	Numbers may not total due to rounding.

Crude oil and natural gas reserves:

A.	Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars as of December 31 (excluding production taxes):

	2011		2010		2009
Weighted average sales price per barrel of oil equivalent (boe)(1)	U.S. $	80.41	U.S.$	58.49	U.S. $	46.64
Crude oil, per barrel		100.01		72.25		55.41
Natural gas, per thousand cubic feet		4.68		4.52		4.06

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

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

Proved reserves estimates as of December 31, 2011 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit the hydrocarbons reserves. In addition, pursuant to the Regulatory Law, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or the “NHC”) reviewed and approved the proved reserves reports estimates as of December 31, 2011 provided by Pemex-Exploration and Production. The reserves estimates were then registered and published by the Secretaría de Energía (Ministry of Energy).

Pemex-Exploration and Production estimates Mexico’s reserves based on generally accepted petroleum engineering and evaluation methods and procedures. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2011, PEMEX did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of its reserves estimation efforts, PEMEX has undertaken the internal certification of its estimates of Mexico’s reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

reserves from the Gerencia de Recursos y Reservas (Office of Resources and Reserves), the central hydrocarbon reserves management body of Pemex-Exploration and Production. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX’s reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (“PVT”) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of these personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering, and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2011: Netherland, Sewell International, S. de R.L. de C.V. (“Netherland Sewell”); DeGolyer and MacNaughton (“D&M”); and Ryder Scott Company, L.P. (“Ryder Scott,” and, together with Netherland Sewell and D&M, the “Independent Engineering Firms”). The reserves estimates reviewed by the Independent Engineering Firms totaled 98.9% of Mexico’s reserves. The remaining 1.1% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region, and Ryder Scott reviewed the reserves in the Northern region. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

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

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that the estimated total proved oil and natural gas reserve volumes set forth below are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), are consistent with international reserves reporting practice, and are in accordance with the revised oil and gas reserves disclosure provisions of Topic 932.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 0.3% in 2011, from 11,394 million barrels at

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

December 31, 2010 to 11,362 million barrels at December 31, 2011. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 2.2% in 2011, from 7,793 million barrels at December 31, 2010 to 7,618 million barrels at December 31, 2011. These decreases were principally due to decreased crude oil and condensates production during 2011, which was largely offset by field development activities that led to reclassifications from proved undeveloped, probable and possible reserves to proved developed reserves, as well as exploratory additions, as described below.

Mexico’s total proved developed and undeveloped dry gas reserves increased by 1.9% in 2011, from 12,494 billion cubic feet at December 31, 2010 to 12,734 billion cubic feet at December 31, 2011. Mexico’s proved developed dry gas reserves increased by 0.2% in 2011, from 7,941 billion cubic feet at December 31, 2010 to 7,957 billion cubic feet at December 31, 2011. Mexico’s proved undeveloped dry gas reserves increased by 4.9% in 2011, from 4,553 billion cubic feet at December 31, 2010 to 4,776 billion cubic feet at December 31, 2011. The above increases were principally due to field development activities in the Burgos basin.

Due to various field development activities performed during 2011, 1,118.4 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 145,926 million. The only field containing material volumes of Mexico’s proved reserves that has remained undeveloped for five years or more is the Ayín field. The Ayín field remains undeveloped due to a lack of infrastructure. The development of this field is expected to begin in 2013, when the infrastructure necessary for its development is scheduled to be completed.

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2011

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,618	7,957
Proved undeveloped reserves	3,744	4,776

Total proved reserves	11,362	12,734

Note:	Numbers may not total due to rounding.
(1)	PEMEX does not produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2011	2010	2009
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	11,394	11,691	11,865
Revisions(2)	824	515	577
Extensions and discoveries	194	246	311
Production	(1,050)	(1,059)	(1,062)

At December 31	11,362	11,394	11,691

Proved developed reserves at December 31	7,618	7,793	8,167
Proved undeveloped reserves at December 31	3,744	3,601	3,524

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
Source:	Pemex-Exploration and Production.

Dry Gas Reserves

	2011	2010	2009
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	12,494	11,966	12,702
Revisions(1)	1,592	1,449	504
Extensions and discoveries	249	770	404
Production(2)	(1,601)	(1,691)	(1,644)

At December 31	12,734	12,494	11,966

Proved developed reserves at December 31	7,957	7,941	7,586
Proved undeveloped reserves at December 31	4,776	4,553	4,380

Note:	Numbers may not total due to rounding.
(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source:	Pemex-Exploration and Production.

Based on reservoir performance, new information and discoveries and production during 2011, proved reserves of crude oil, natural gas, condensates and liquefiable hydrocarbons for all regions as of December 31, 2011 were estimated to be 13,810.3 million barrels of oil equivalent, as compared to 13,796.0 million barrels of oil equivalent at December 31, 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

C.	Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2036. This measure is presented in accordance with the revised oil and gas reserves disclosure provisions of Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas of the first day December 2011. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2012 to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on the new fiscal regime made applicable by decree to Pemex-Exploration and Production effective January 1, 2011 and which reformed Chapter XII of the Federal Law of Hydrocarbon Duties. See Note 19.

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

Standardized measure of discounted future net cash flows as of December 31

	2011		2010		2009
	(in millions of dollars)
Future cash inflows	U.S. $	1,004,082	U.S. $	730,864	U.S. $	591,730
Future production costs (excluding taxes)		(118,123)		(102,451)		(92,803)
Future development costs		(38,521)		(43,452)		(49,937)

Future cash flows before tax		847,437		584,851		448,991
Future production and excess gains taxes		(649,023)		(478,914)		(390,385)

Future net cash flows		198,414		105,938		58,606
Effect of discounting net cash flows by 10%		(60,518)		(47,558)		(28,404)

Standardized measure of discounted future net cash flows	U.S. $	137,896	U.S. $	58,380	U.S. $	30,202

Note:	Table amounts may not total due to rounding.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands, except as noted)

To comply with Topic 932, the following table presents the aggregate standardized measure changes for each year and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2011		2010		2009
	(in millions of dollars)
Sales of oil and gas produced, net of production costs	U.S. $	(91,280)	U.S. $	(67,632)	U.S. $	(52,079)
Net changes in prices and production costs		269,575		87,085		95,338
Extensions and discoveries		7,935		6,814		8,886
Development cost incurred during the year		10,554		11,906		11,209
Changes in estimated development costs		(11,722)		(5,549)		(12,012)
Reserves revisions and timing changes		57,968		28,293		21,711
Accretion of discount of pre-tax net cash flows		29,216		22,453		14,492
Net changes in production and excess gains taxes		(192,730)		(55,192)		(69,432)

Aggregate change in standardized measure of discounted future net cash flows	U.S. $	79,516	U.S. $	28,178	U.S. $	18,113

Standardized measure
As of January 1		58,380		30,202		12,089
As of December 31		137,896		58,380		30,202

Change	U.S. $	79,516	U.S. $	28,178	U.S. $	18,113

Note:	Table amounts may not total due to rounding.

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.