Form 20-F
period 2012-12-31
MEXICAN PETROLEUM
filed 2013-04-30
CIK 932782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2012

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

4.875% Notes due 2022

5.50% Bonds due 2044

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

N/A

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

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                         IFRS as issued by the IASB  ☒                        Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals and together with Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals, collectively referred to as the subsidiary entities), comprise the state oil and gas company of the United Mexican States, which we refer to as Mexico. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Federal Government of Mexico, which we refer to as the Mexican Government, and is a legal entity empowered to own property and carry on business in its own name. In addition, a number of subsidiary companies that are defined in Note 1 and listed in Note 3(a) to our consolidated financial statements incorporated in Item 18, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust) and Fideicomiso Irrevocable de Administración No. F/163 (which we refer to as Fideicomiso F/163) (which are described below under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments for Capital Expenditures and Sources of Funding”), are incorporated into the consolidated financial statements; these subsidiary companies are also identified with the corresponding ownership percentages in “—Consolidated Structure of PEMEX” on page 4. Petróleos Mexicanos, the subsidiary entities and the subsidiary companies are collectively referred to as “PEMEX” or “we.”

References herein to “U.S. $,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the legal currency of Mexico. References herein to “euros” or “€” are to the legal currency of the European Economic and Monetary Union. References herein to “pounds” or “£” are to the legal currency of the United Kingdom. References herein to “Swiss francs” or “CHF” are to the legal currency of the Swiss Confederation. References herein to “Japanese yen” or “¥” are to the legal currency of Japan. References herein to “Australian dollars” or “AUD” are to the legal currency of Australia. The term “billion” as used herein means one thousand million.

Beginning with the fiscal year starting January 1, 2012, Mexican companies with securities registered at the Registro Nacional de Valores (National Securities Registry) of the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, which we refer to as the CNBV) are required to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We refer in this document to “International Financial Reporting Standards as issued by the International Accounting Standards Board” as IFRS. In addition, these financial statements must be audited in accordance with the International Standards on Auditing, as required by the CNBV, and in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States) for purposes of filings with the U.S. Securities and Exchange Commission, or SEC.

Our consolidated financial statements for the years ended December 31, 2011 and 2012 were prepared in accordance with IFRS. Our date of transition to IFRS was January 1, 2011. These consolidated financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Financial Reporting Standards,” (IFRS 1) has been applied in preparing these financial statements. Notes 2(a) and 23 to our consolidated financial statements contains an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or Mexican FRS) and IFRS as of January 1 and December 31, 2011 and for the year ended December 31, 2011. The selected financial information for 2011 included in this report differs from the information we previously published for 2011, because it is presented in accordance with IFRS for comparative purposes, as required by IFRS 1.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS to reconcile such financial statements to United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). Accordingly, while we have in the past reconciled our consolidated financial statements prepared in accordance with Mexican FRS to U.S. GAAP, those reconciliations will no longer be presented in our filings with the SEC. We do continue to provide the disclosure required under the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932 “Extractive

Activities—Oil and Gas” (which we refer to as ASC Topic 932), as this is required regardless of the basis of accounting on which we prepare our financial statements. Other than as required under ASC Topic 932, any references to accounting treatments under Mexican FRS or U.S. GAAP relate solely to the application of Mexican FRS or U.S. GAAP to our historical consolidated financial statements.

We maintain our consolidated financial statements and accounting records in pesos. Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this Form 20-F, including all convenience translations of our consolidated financial statements included herein, at an exchange rate of Ps. 13.0101 = U.S. $1.00, which is the exchange rate that Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP) instructed us to use on December 31, 2012. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated. Mexico has a free market for foreign exchange, and the Mexican Government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future. Due to the volatility of the peso/U.S. dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above. See “Item 3—Key Information—Exchange Rates” for information regarding the rates of exchange between pesos and U.S. dollars.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of Mexico’s proved reserves of crude oil and natural gas for the five years ended December 31, 2012 included in this annual report have been calculated according to the technical definitions required by the SEC. Although DeGolyer and MacNaughton, Netherland, Sewell International, S. de R.L. de C.V. (which we refer to as Netherland Sewell) and Ryder Scott Company, L.P. (which we refer to as Ryder Scott) conducted reserves audits of our estimates of the proved hydrocarbon reserves of Mexico as of December 31, 2012 or January 1, 2013, as applicable, all reserves estimates involve some degree of uncertainty. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—The Mexican nation, not PEMEX, owns the hydrocarbon reserves in Mexico” and “—Information on Mexico’s hydrocarbon reserves is based on estimates, which are uncertain and subject to revision” for a description of the risks relating to reserves and reserves estimates.

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

SELECTED FINANCIAL DATA

The selected financial data set forth below as of and for the two years ended December 31, 2012 have been derived from, and should be read in conjunction with, our consolidated financial statements for the years ended December 31, 2011 and 2012, which are included in Item 18 of this report. Our consolidated financial statements for each of the two fiscal years ended December 31, 2012 were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm.

Selected Financial Data of PEMEX

	January 1, 2011	Year ended December 31,(1)
		2011	2012	2012(2)
	(in millions of pesos, except ratios)			(in millions of U.S. dollars)
Statement of Comprehensive Income Data
Net sales	Ps. —	Ps.1,558,454	Ps.1,646,912	U.S. $	126,587
Operating income	—	861,311	905,339		69,587
Financing cost—Net	—	(92,795)	(4,891)		(376)
Net income (loss) for the period	—	(106,942)	2,600		200

Statement of Financial Position Data (end of period)
Cash and cash equivalents	131,196	114,977	119,235		9,165
Total assets	1,880,736	1,981,374	2,024,183		155,585
Long-term debt	574,790	672,657	672,618		51,700
Total long-term liabilities	1,454,893	1,624,752	2,059,445		158,296
Total equity	216,564	103,177	(271,066)		(20,835)

Statement of Cash Flows
Depreciation and amortization	—	127,380	140,538		10,802
Acquisition of fixed assets(3)	—	167,014	197,509		15,181

Other Financial Data
Ratio of earnings to fixed charges(4)	—	(0.61)	1.14		—

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to our consolidated financial statements included herein.
(2)	Translations into U.S. dollars of amounts in pesos have been made at the exchange rate established by the SHCP for accounting purposes of Ps. 13.0101 = U.S. $1.00 at December 31, 2012. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(3)	Includes capitalized financing cost. See Note 10 to our consolidated financial statements included herein and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(4)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in pesos per U.S. dollar. These rates have not been restated in constant currency units.

Period	Exchange Rate
	High	Low	Average(1)	Period End
Year Ended December 31,
2008	13.935	9.917	11.143	13.832
2009	15.406	12.632	13.498	13.058
2010	13.194	12.156	12.624	12.383
2011	14.254	11.505	12.427	13.951
2012	14.365	12.625	13.154	12.964
November 2012	13.253	12.917	13.064	12.917
December 2012	13.013	12.720	12.865	12.964

2013
January 2013	12.789	12.586	12.696	12.734
February 2013	12.880	12.626	12.725	12.779
March 2013	12.796	12.316	12.500	12.316
April 2013(2)	12.210	12.068	12.210	12.232

(1)	Average of month-end rates, except for 2012 and 2013 monthly exchange rates.
(2)	For the period from April 1, 2013 to April 19, 2013.

Source: Noon buying rate for cable transfers in New York reported by the Federal Reserve.

The noon buying rate for cable transfers in New York reported by the Federal Reserve on April 29, 2013 was Ps.12.123 = U.S. $1.00.

RISK FACTORS

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

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. Presidential and federal congressional elections in Mexico were held on July 1, 2012. On December 1, 2012, Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) formally assumed office as the new President of Mexico, replacing Felipe de Jesús Calderón Hinojosa, a member of the Partido Acción Nacional (National Action Party, or PAN). As a result of these elections, no political party holds a simple majority in either house of the Mexican Congress. The new administration and the Mexican Congress are discussing a number of structural reforms, including energy reform, that could affect economic conditions or the industry in which we operate in Mexico. Until any structural reform that impacts the industry in which we operate in Mexico is adopted, we do not know how these policies could impact our results of operations and financial position.

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

We pay a substantial amount of taxes and duties to the Mexican Government, particularly on the revenues of Pemex-Exploration and Production, which may limit our ability to make capital investments. In 2012, approximately 54.8% of our sales revenues was used to pay taxes and duties to the Mexican Government. These special taxes and duties constitute a substantial portion of the Mexican Government’s revenues. For further information, see “Item 4—Information on the Company—Taxes and Duties” and “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Hydrocarbon Duties and Other Taxes.”

The Mexican Government has imposed price controls in the domestic market on PEMEX’s products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas (LPG), gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. As a result of these price controls, we have not been able to pass on all of the increases in the prices of our product purchases to our customers in the domestic market. We do not control the Mexican Government’s domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect our results of operations. For more information, see “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Pricing Decrees.”

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

We invest funds to maintain, as well as increase, the amount of extractable hydrocarbon reserves in Mexico. We also continually invest capital to enhance our hydrocarbon recovery ratio and improve the reliability and productivity of our infrastructure. While the replacement rate for proved hydrocarbon reserves has been above 100% in recent years, it remained less than 100% from 2008 until 2010, which represents a decline in Mexico’s proved hydrocarbon reserves in each of those years. Pemex-Exploration and Production’s crude oil production decreased by 1.0% from 2009 to 2010, by 1.0% from 2010 to 2011 and by 0.2% from 2011 to 2012, primarily as a result of the decline of production in the Cantarell project. Our ability to make capital expenditures is limited by the substantial taxes that we pay to the Mexican Government and cyclical decreases in our revenues primarily related to lower oil prices. In addition, budget cuts imposed by the Mexican Government and the availability of financing may also limit our ability to make capital investments. For more information, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

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

We have a substantial amount of debt. As of December 31, 2012, our total indebtedness, excluding accrued interest, was approximately U.S. $59.8 billion, in nominal terms, which is a 7.9% increase as compared to our total indebtedness, excluding accrued interest, of approximately U.S. $55.4 billion at December 31, 2011. Our level of debt may increase further in the near or medium term and may have an adverse effect on our financial condition and results of operations.

To service our debt, we have relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness. Certain rating agencies have expressed concerns regarding the total amount of our debt, our increase in indebtedness over the last several years and our substantial unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2012 was equal to approximately U.S. $99.0 billion. Due to our heavy tax burden, we have resorted to financings to fund our capital investment projects. Any further lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing as well as hamper investment in projects financed through debt. As a result, we may not be able to make the capital expenditures needed to maintain our current production levels and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations. See “—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, Mexico’s proved hydrocarbon reserves. Mexican Government budget cuts, reductions in PEMEX’s income and inability to obtain financing may limit PEMEX’s ability to make capital investments.”

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

HISTORY AND DEVELOPMENT

We are the largest company in Mexico, and according to the January 7, 2013 issue of Petroleum Intelligence Weekly, we were the fifth largest crude oil producer and the eleventh largest oil and gas company in the world based on data from the year 2011. In 1938, President Lázaro Cárdenas del Río nationalized the foreign-owned oil companies which were then operating in Mexico, and the Mexican Congress established Petróleos Mexicanos by a decree effective on July 20, 1938. Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. On July 17, 1992, the Mexican Congress created the subsidiary entities out of operations that had previously been directly managed by Petróleos Mexicanos. Petróleos Mexicanos and its four subsidiary entities, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals, are decentralized public entities of the Mexican Government, and each is a legal entity empowered to own property and carry on business in its own name.

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

Under the Petróleos Mexicanos Law, which replaced the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), the subsidiary entities were to continue to conduct business in accordance with their mandates under existing law until the President of Mexico issued a reorganization decree, based on a proposal by the Board of Directors of Petróleos

Mexicanos. The Board of Directors of Petróleos Mexicanos submitted a proposal to the President of Mexico providing that the existing structure of the subsidiary entities be maintained, and on March 21, 2012, the President of Mexico issued the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, which was published in the Official Gazette of the Federation and became effective as of the following day. This decree consistent with the recommendation of the Board of Directors of Petróleos Mexicanos, maintains the existence of the four subsidiary entities.

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

The Regulatory Law and the Petróleos Mexicanos Law have allowed us to co-generate electric energy and to enter into agreements with the Comisión Federal de Electricidad (Federal Electricity Commission) to sell our excess production to this entity. The funds and the public investment projects required to carry out these co-generation works and allow the acquisition of any excess production by the Federal Electricity Commission must be included in the annual Presupuesto de Egresos de la Federación (Federal Expenditure Budget), which is subject to discussion by and approval of the Chamber of Deputies.

On November 13, 2008, amendments to the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) were published in the Official Gazette of the Federation, which became effective on November 14, 2008. Under these amendments:

•

As of January 30, 2009, our debt related to Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, which we refer to as PIDIREGAS) was included in our balance sheet prepared under Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal (Mexican Specific Standards for Governmental Financial Information for Public Sector Entities) and is now recognized as public sector debt. For Mexican FRS purposes, which was the method by which we prepared our consolidated financial statements at that time, all of our PIDIREGAS-related financing and assets were already included in our consolidated balance sheet and, therefore, these amendments did not have a material effect on our consolidated balance sheet or income statement for any period.

•

During the second half of 2009, Petróleos Mexicanos assumed, as primary obligor, all payment obligations under PIDIREGAS financing entered into by the Master Trust and Fideicomiso F/163, our principal PIDIREGAS financing vehicles.

In November 2008, the Petróleos Mexicanos Law was adopted by the Mexican Congress and several other laws were adopted or amended, as part of what we refer to as the 2008 Energy Reform. None of these laws included any amendment to the Political Constitution of the United Mexican States.

As a result of the 2008 Energy Reform, we are now permitted to have a more flexible contracting structure for our core production activities. In order to strengthen our ability to enter into these contracts, we are authorized to offer cash incentives to contractors that provide us with access to new technologies, faster execution or greater profits, subject to the requirements that our payment obligations under construction and services contracts must always be satisfied in cash and that in no case may we grant ownership rights over hydrocarbons to our contractors. See “Item 4—Information on the Company—Business Overview—Exploration and Production—Integrated Exploration and Production Contracts.”

Under the Petróleos Mexicanos Law, we are able to issue bonos ciudadanos (or Citizen Bonds), which are debt securities linked to our financial performance. We have been working with the SHCP to design the structure and distribution model for Citizen Bonds. We anticipate continuing to evaluate the foregoing, along with market conditions, prior to issuing any Citizen Bonds.

Capital Expenditures and Investments

The following table shows our capital expenditures, excluding maintenance, for each of the five years ended December 31, 2012, and the budget for such expenditures for 2013 and 2014. Capital expenditure amounts are derived from our budgetary records, which record such amounts on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our financial statements prepared in accordance with IFRS.

Capital Expenditures

	Year ended December 31,(1)					Budget 2013	Budget 2014
	2008	2009	2010	2011	2012
	(in millions of pesos)(2)
Pemex-Exploration and Production	Ps. 136,102	Ps. 180,507	Ps. 194,838	Ps. 177,059	Ps. 193,801	Ps. 194,864	Ps. 209,739
Pemex-Refining	17,380	18,526	22,636	25,157	28,944	56,199	42,659
Pemex-Gas and Basic Petrochemicals	4,203	3,941	3,887	3,019	4,468	6,565	6,263
Pemex-Petrochemicals	1,614	2,053	2,462	2,426	2,892	5,708	14,675
Petróleos Mexicanos	439	560	206	717	943	1,500	4,463

Total capital expenditures	Ps. 159,738	Ps. 205,587	Ps. 224,029	Ps. 208,378	Ps. 231,048	Ps. 264,836	Ps. 277,799

Note: Numbers may not total due to rounding.

(1)	Includes capitalized interest during construction period for the years 2008 and 2009. Does not include capitalized interest for the years 2010, 2011, 2012, 2013 and 2014.
(2)	Figures for 2008, 2009, 2010, 2011 and 2012 are stated in nominal pesos. Figures for 2013 and 2014 are stated in constant 2013 pesos.

Source: Petróleos Mexicanos.

Total Capital Expenditures

The following table sets forth our total capital expenditures by project, excluding maintenance, for the five years ended December 31, 2012, as well as the budget for such expenditures for 2013.

Capital Expenditures

	Year ended December 31,(1)(2)					Budget 2013(3)
	2008	2009	2010	2011	2012
	(in millions of pesos)(4)
Pemex-Exploration and Production
Cantarell(5)	Ps. 29,073	Ps. 41,002	Ps. 38,437	Ps. 36,303	Ps. 42,139	Ps. 23,425
Strategic Gas Program(5)(6)	26,717	28,626	27,944	27,790	29,870	1,171
Ku-Maloob-Zaap	21,124	20,894	18,350	21,554	22,720	25,361
Aceite Terciario del Golfo	8,998	20,607	28,262	21,919	20,864	12,178
Burgos	13,182	19,410	29,704	19,564	17,324	9,433
Antonio J. Bermúdez(5)(7)	8,728	10,442	9,853	11,218	13,126	9,105
Chuc(8)	1,702	3,469	2,619	3,730	7,870	10,321
Delta del Grijalva	4,078	4,571	5,904	6,501	5,671	5,313
Integral Poza Rica	1,382	2,122	2,936	4,687	4,948	1,877
Jujo-Tecominoacán(5)	5,655	5,419	6,584	3,658	3,555	2,856
Tamaulipas-Constituciones	768	987	1,967	3,800	3,313	1,342
Bellota-Chinchorro(9)	3,912	4,496	5,518	4,912	3,101	3,583
El Golpe-Puerto Ceiba	1,924	1,706	847	1,274	2,691	2,548
Cactus-Sitio Grande(6)(10)	1,069	1,127	1,384	1,995	2,544	2,947
Integral Yaxché	1,722	4,552	3,963	1,986	2,485	4,941
Arenque(5)	1,629	1,829	1,155	1,159	1,241	1,516
Caan(8)	827	1,654	1,112	658	1,093	—
Ek-Balam	1,406	4,143	2,766	725	1,023	4,685
Och-Uech-Kax(11)	100	324	1,160	1,084	964	—
Carmito-Artesa(10)	160	160	452	319	611	—
Lakach	152	43	1,032	128	194	3,058
Ayín-Alux	34	1,116	1,212	591	56	1
Cárdenas(9)	669	1,111	1,062	226	4	—
Tsimin-Xux(6)	—	—	—	—	—	15,934
Crudo Ligero Marino(6)(11)	—	—	—	—	—	9,653
Ogarrio-Magallanes(7)	—	—	—	—	—	4,101
Veracruz Basin(6)	—	—	—	—	—	3,806
Ixtal-Manik(6)	—	—	—	—	—	1,463
Cuenca de Macuspana(6)	—	—	—	—	—	665
Costero Terrestre(6)	—	—	—	—	—	174
Lankahuasa(6)	—	—	—	—	—	1
Other Exploratory Projects(5)(12)(13)	—	—	—	—	4,208	30,811
Administrative and Technical Support	1,091	695	613	1,280	2,188	2,594

Total	136,102	180,507	194,838	177,059	193,801	194,864

Pemex-Refining
Fuel Quality Investments	—	429	3,313	6,571	6,558	13,898
Minatitlán Refinery Reconfiguration	7,156	5,159	4,633	2,850	5,366	—
Tuxpan Pipeline and Storage and Distribution Terminals	—	650	823	770	597	195
New Refinery at Tula	—	39	139	60	446	3,508
Residual Conversion from Salamanca Refinery	—	104	64	78	155	2,622
Others	10,223	12,145	13,664	14,827	15,822	35,976

Total	17,380	18,526	22,636	25,157	28,944	56,199

Pemex-Gas and Basic Petrochemicals
Cryogenic Plant at Poza Rica GPC	—	640	1,767	1,103	801	283
Preservation of Processing Capacity at the Nuevo Pemex GPC	—	2	280	228	268	454
Rehabilitation of Fire Protection Network at GPCs	189	292	162	125	156	108
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations	38	67	39	47	134	348
Conservation of Operational Reliability at Poza Rica GPC	85	294	166	92	126	92
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline	—	—	—	24	79	119
Rehabilitation and Integration of Burners Venting System at Ciudad Pemex GPC	15	252	205	31	60	60
Petrochemical Pipelines via Agave 2004	—	—	2	—	—	—
Infrastructure for Transportation of Petrochemical Products from Nuevo Pemex-Cactus to Coatzacoalcos	—	—	2	—	—	—
Modular Cryogenic Plants in Station 19 in Reynosa GPC	1,333	275	—	—	—	—
Others	2,543	2,119	1,264	1,369	2,845	5,101

Total	4,203	3,941	3,887	3,019	4,468	6,565

	Year ended December 31,(1)(2)					Budget 2013(3)
	2008	2009	2010	2011	2012
	(in millions of pesos)(4)
Pemex-Petrochemicals
Modernization and Expansion of Production Capacity of Aromatics Train I at Cangrejera PC	16	442	1,354	941	777	304
Maintaining Production Capacity, Storage and Distribution of Ammonia at the Cosoleacaque PC	—	—	—	110	441	181
Maintaining Production Capacity of Ethane Derivatives Chain IV at Morelos PC	—	—	4	78	206	236
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC	267	218	224	78	125	169
Maintaining Production Capacity of Auxiliary Services Infrastructure I at Pajaritos PC	7	3	7	41	125	65
Rehabilitation of Facilities for Physical Security at Morelos PC	—	—	6	1	73	188
Maintaining Production Capacity of Ethane Derivatives II at Cangrejera PC	10	16	3	50	65	182
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC	29	73	53	30	29	36
Maintaining Production Capacity of Ethylene Plant at Cangrejera PC	—	—	—	—	20	487
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC	507	284	56	86	5	452
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC	70	57	57	45	—	103
Expansion of Styrene Plant at Cangrejera PC	16	1	—	—	—	1
Others	693	958	698	966	1,025	3,305

Total	1,614	2,053	2,462	2,426	2,892	5,708

Petróleos Mexicanos
Total	439	560	206	717	943	1,500

Total capital expenditures	Ps. 159,738	Ps. 205,587	Ps. 224,029	Ps. 208,378	Ps. 231,048	Ps. 264,836

Notes: Numbers may not total due to rounding.

GPC = Gas Processing Complex.
PC = Petrochemical Complex.
(1)	Amounts based on cash basis method of accounting.
(2)	Includes capitalized interest during construction period for the years 2008 and 2009. Does not include capitalized interest for the years 2010, 2011, 2012 and 2013.
(3)	Amended budget.
(4)	Figures for 2008, 2009, 2010, 2011 and 2012 are stated in nominal pesos. Figures for 2013 are stated in constant 2013 pesos.
(5)	As of January 1, 2013, the Antonio J. Bermúdez, Arenque, Cantarell, Jujo-Tecominoacán and Strategic Gas Program exploratory projects, which formerly constituted an exploratory component, were designated as separate projects and funds were allocated to them as stand-alone projects.
(6)	As of January 1, 2013, the Veracruz Basin, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana and Tsimin-Xux projects (projects formerly supported by the Strategic Gas Program project resources) were designated as separate projects and funds were allocated to them as stand-alone projects and the San Manuel project (a project formerly supported by the Strategic Gas Program project resources) was separated from the Strategic Gas Program and was merged into the Cactus-Sitio Grande project.
(7)	As of January 1, 2013, the Ogarrio-Magallanes project was separated from the Antonio J. Bermúdez project.
(8)	As of January 1, 2013, the Caan project was merged into the Chuc project.
(9)	As of January 1, 2012, the Cárdenas project was merged into the Bellota-Chinchorro project.
(10)	As of January 1, 2013, the Carmito Artesa project was merged into the Cactus-Sitio Grande project.
(11)	As of January 1, 2013, the Och-Uech-Kax project was merged into the Crudo Ligero Marino project.
(12)	As of January 1, 2012, the Campeche Oriente exploratory project (a project formerly supported by Ku-Maloob-Zaap project resources) and the Comalcalco exploratory project (a project formerly supported by Bellota-Chinchorro project resources) were designated as separate projects and funds were allocated to them as stand-alone projects.
(13)	As of January 1, 2013, the Alosa, Chalabil, Cuichapa, Han, Holok, Lebranche, Oyamel, Pakal, Área Perdido, Tlancanán and Uchukil exploratory projects were designated as separate projects and funds were allocated to them as stand-alone projects.

Source: Petróleos Mexicanos.

Capital Expenditures Budget

The following table sets forth our approved capital expenditures budget for 2013 and estimates for the years 2014 through 2016. These figures are subject to change in accordance with our future investment plans and the provisions of subsequent budgetary approvals.

Approved Capital Expenditures Budget

	Year ended December 31,(1)
	2013	2014	2015	2016
	(in millions of constant 2013 pesos)
Pemex-Exploration and Production
Ku-Maloob-Zaap	Ps. 25,361	Ps. 25,034	Ps. 16,034	Ps. 10,105
Cantarell	23,425	19,721	18,190	12,847
Tsimin-Xux(2)(4)	15,934	20,499	19,563	12,029
Aceite Terciario del Golfo	12,178	19,625	15,809	18,653
Chuc	10,321	14,490	10,009	11,474
Crudo Ligero Marino(2)(4)	9,653	6,744	6,962	2,289
Burgos	9,433	7,694	14,433	18,576
Antonio J. Bermúdez(3)	9,105	4,284	2,326	4,730
Delta del Grijalva	5,313	2,286	938	854
Integral Yaxché	4,941	3,083	2,981	1,741
Ek-Balam	4,685	2,593	908	570
Ogarrio-Magallanes(3)	4,101	2,974	1,962	2,267
Veracruz Basin(2)(4)	3,806	2,481	2,891	3,971
Bellota-Chinchorro	3,583	2,284	4,047	2,850
Lakach	3,058	10,839	3,601	104
Cactus-Sitio Grande(2)	2,947	3,323	946	370
Jujo-Tecominoacán	2,856	3,679	1,848	2,018
El Golpe-Puerto Ceiba	2,548	760	1,996	1,435
Integral Poza Rica	1,877	167	140	114
Arenque	1,516	5,327	1,525	3,323
Ixtal-Manik(2)(4)	1,463	2,960	4,267	2,103
Tamaulipas-Constituciones	1,342	74	53	300
Strategic Gas Program(4)	1,171	—	—	—
Cuenca de Macuspana(2)(4)	665	690	421	160
Costero Terrestre(2)(4)	174	780	73	22
Ayín-Alux	1	26	867	1,759
Lankahuasa(2)(4)	1	928	127	12
Shale oil and gas	—	6,830	6,627	4,685
Other Exploratory Projects(5)	30,811	37,293	42,081	44,043
Administrative and Technical Support	2,594	2,272	2,603	2,319

Total	194,864	209,739	184,228	165,723

Pemex-Refining
Fuel Quality Investments	13,898	1,804	—	—
New Refinery at Tula (pre-investment study)	3,508	824	796	696
Residual Conversion from Salamanca Refinery	2,622	14,459	11,424	7,172
Tuxpan Pipeline and Storage and Distribution Terminals	195	—	—	—
Others	35,976	25,572	17,745	12,912

Total	56,199	42,659	29,965	20,780

Pemex-Gas and Basic Petrochemicals
Preservation of Processing Capacity at the Nuevo Pemex GPC	454	336	135	—
Refurbishment, Modification and Modernization of Nationwide Pumping and Compression Stations	348	346	641	—
Cryogenic Plant at Poza Rica GPC	283	—	—	—
Modernization of Systems for Monitoring, Control and Supervision of Transportation by Pipeline	119	86	—	—
Rehabilitation of Fire Protection Network at GPCs	108	—	—	—
Conservation of Operational Reliability at the Poza Rica GPC	92	19	—	—
Rehabilitation and Integration of Burners Venting System in Ciudad Pemex GPC	60	—	—	—
Others	5,101	5,476	3,257	2,859

Total	6,565	6,263	4,033	2,859

Pemex-Petrochemicals
Maintaining Production Capacity of Ethylene Plant at Cangrejera PC	487	201	104	—
Modernization and Expansion of Production Capacity of Ethane Derivatives Chain I at Morelos PC	452	604	2,223	652
Modernization and Expansion of Production Capacity of the Aromatics Train I at Cangrejera PC	304	32	2,237	2,227

	Year ended December 31,(1)
	2013	2014	2015	2016
	(in millions of constant 2013 pesos)
Maintaining Production Capacity of Ethane Derivatives Chain IV at Morelos PC	236	114	225	—
Rehabilitation of Facilities for Physical Security at Morelos PC	188	69	—	—
Maintaining Production Capacity of Ethane Derivatives II at Cangrejera PC	182	509	302	—
Maintaining Production Capacity, Storage and Distribution of Ammonia at the Cosoleacaque PC	181	321	—	—
Maintaining Production Capacity of Ethane Derivatives Chain II at Morelos PC	169	697	—	—
Modernization and Optimization of Auxiliary Services Infrastructure I at Morelos PC	103	220	104	—
Maintaining Production Capacity of Auxiliary Services Infrastructure I at Pajaritos PC	65	73	—	—
Maintaining Production Capacity of Aromatics Train II at Cangrejera PC	36	114	—	—
Expansion of Styrene Plant at Cangrejera PC	1	68	1,672	587
Others	3,305	11,654	9,062	1,692

Total	5,708	14,675	15,929	5,159

Petróleos Mexicanos
Total	1,500	4,463	1,247	375

Total Capital Expenditures Budget	Ps. 264,836	Ps. 277,799	Ps. 235,402	Ps. 194,896

Notes: Numbers may not total due to rounding.

GPC = Gas Processing Complex.
PC = Petrochemical Complex.
(1)	Amounts based on cash basis method of accounting.
(2)	As of January 1, 2013, the Veracruz, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana and Tsimin-Xux projects (projects formerly supported by the Strategic Gas Program project resources) were designated as separate projects and funds were allocated to them as stand-alone projects and the San Manuel project (a project formerly supported by the Strategic Gas Program project resources) was separated from the Strategic Gas Program and was merged into the Cactus-Sitio Grande project.
(3)	As of January 1, 2013, the Ogarrio-Magallanes project was designated as a separate project from the Antonio J. Bermúdez project.
(4)	As of January 1, 2013, the Veracruz Basin, Lankahuasa, Costero Terrestre, Crudo Ligero Marino, Ixtal-Manik, Cuenca de Macuspana, Tsimin-Xux and San Manuel projects were separated from the Strategic Gas Program. Accordingly, as of 2014, funds will no longer be allocated to the Strategic Gas Program as a stand-alone project.
(5)	As of January 1, 2013, the Alosa, Chalabil, Cuichapa, Han, Holok, Lebranche, Oyamel, Pakal, Área Perdido, Tlancanán and Uchukil exploratory projects were designated as separate projects and funds were allocated to them as stand-alone projects.

Source: Petróleos Mexicanos.

We have budgeted a total of Ps. 264.8 billion in constant 2013 pesos for capital expenditures in 2013. We expect to direct Ps. 194.9 billion (or 73.6% of our total capital expenditures) to exploration and production programs in 2013.

Our main objectives for upstream investment are to maximize the long-term economic value, and to increase and improve the quality of Mexico’s oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. Our 2013 budget objectives include increasing crude oil production from the 2012 production level and increasing the supply of natural gas for the domestic market in the medium to long term. In addition, we plan to increase our investments in the deep waters of certain areas of the Gulf of Mexico, including Holok, Han, Área Perdido and Tlancanán, investments which as of January 1, 2013 are being funded as stand-alone projects.

Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistics and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance. In addition, on August 12, 2009, with the required donation of land for the project by the government of the state of Hidalgo having been completed, we announced the construction of a new refinery in Tula, which is currently under development. The refinery is expected to begin production in 2016 and to have a crude oil processing capacity of 250 thousand barrels per day. See “—Business Overview—Refining—New Refinery at Tula” in this Item. Finally, we expect to continue to renovate and upgrade our refinery in Salamanca, in the state of Guanajuato.

BUSINESS OVERVIEW

Overview by Business Segment

Exploration and Production

Pemex-Exploration and Production’s primary objectives for 2013 include: (1) increasing current crude oil production levels in order to satisfy domestic demand and have surpluses available for export; (2) maintaining natural gas production levels in order to attempt to satisfy domestic demand and avoid increasing our dependence on natural gas imports; (3) continuing to increase the replacement rate of proved and total reserves; (4) maintaining discovery and development costs similar to those of our international competitors; and (5) improving performance in terms of industrial security and environmental protection, as well as continuing to build relationships with the communities in which we operate. Our upstream investment program seeks to meet these objectives by: maximizing the value of produced reserves; improving the quality of our product selection; and improving the reliability of our logistics and distribution services to achieve an optimal level of efficiency, while continuing to emphasize industrial safety and environmental compliance.

Pemex-Exploration and Production explores for and produces crude oil and natural gas, primarily in the northeastern and southeastern regions of Mexico and offshore in the Gulf of Mexico. In nominal peso terms, our capital investment in exploration and production activities increased by 9.5% in 2012. As a result of our investments in previous years, our total hydrocarbon production reached a level of approximately 3,697 thousand barrels of oil equivalent per day in 2012. Pemex-Exploration and Production’s crude oil production decreased by 0.2% from 2011 to 2012, averaging 2,548 thousand barrels per day in 2012, primarily as a result of the decline of the Cantarell project, which was partially offset by increased crude oil production in the following projects: Ku-Maloob-Zaap, Chuc, Yaxché, Tsimin-Xux, Ogarrio-Magallanes and Aceite Terciario del Golfo (or ATG). Pemex-Exploration and Production’s natural gas production (excluding natural gas liquids) decreased by 3.2% from 2011 to 2012, averaging 6,384.7 million cubic feet per day in 2012. This decrease in natural gas production was a result of lower volumes from the Cantarell, Cuenca de Macuspana, Burgos and Veracruz projects. Exploration drilling activity increased by 12.1% from 2011 to 2012, from 33 exploratory wells completed in 2011 to 37 exploratory wells completed in 2012. Development drilling activity increased by 20.0% from 2011 to 2012, from 1,001 development wells completed in 2011 to 1,201 development wells completed in 2012. In 2012, we completed the drilling of 1,238 wells in total. Our drilling activity in 2012 was focused on increasing the production of non-associated gas in the ATG and Ogarrio-Magallanes projects and of heavy crude oil in the Cantarell and Ku-Maloob-Zaap projects.

In 2012, our reserves replacement rate (which we refer to as the RRR) was 104.3%, which was 3.2 percentage points higher than our RRR in 2011, which was 101.1%.

Our well-drilling activities during 2012 led to significant onshore discoveries. The main discoveries included light crude oil reserves located in the Southeastern and Veracruz basins, specifically in the Northern and Southern regions. In addition, exploration activities in the Northern region led to the discovery of additional non-associated gas reserves in the Sabinas and Burgos basins. Our current challenge with respect to these discoveries is their immediate development in order to increase current production levels.

Pemex-Exploration and Production’s production goals for 2013 include increasing its crude oil production to approximately 2.6 million barrels per day and maintaining natural gas production above 6.2 billion cubic feet per day, in order to better satisfy domestic demand for natural gas, and thus lower the rate of increase of imports of natural gas and natural gas derivatives.

Refining

Pemex-Refining converts crude oil into gasoline, jet fuel, diesel, fuel oil, asphalts and lubricants. It also distributes and markets most of these products throughout Mexico, where it experiences significant demand for its refined products. At the end of 2012, Pemex-Refining’s atmospheric distillation refining capacity reached 1,690 thousand barrels per day, incorporating additional capacity due to the reconfiguration of the Minatitlán refinery. In 2012, Pemex-Refining produced 1,226 thousand barrels per day of refined products as compared to 1,190 thousand barrels per day of refined products in 2011. The 3.0% increase in refined products production was mainly due to the startup of new plants following the reconfiguration of the Minatitlán refinery and to the improved performance of the national refining system.

Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals processes wet natural gas in order to obtain dry natural gas, LPG and other natural gas liquids. Additionally, it transports, distributes and sells natural gas and LPG throughout Mexico and produces and sells several basic petrochemical feedstocks used by Pemex-Refining or Pemex-Petrochemicals. In 2012, Pemex-Gas and Basic Petrochemicals’ total sour natural gas processing capacity remained constant at 4,503 million cubic feet per day. Pemex-Gas and Basic Petrochemicals processed 3,395 million cubic feet per day of sour natural gas in 2012, a 1.5% decrease from the 3,445 million cubic feet per day of sour natural gas processed in 2011. It produced 365 thousand barrels per day of natural gas liquids in 2012, a 6.2% decrease from the 389 thousand barrels per day of natural gas liquids production in 2011. It also produced 3,628 million cubic feet of dry gas per day in 2012, 1.7% less than the 3,692 million cubic feet of dry gas per day produced in 2011.

Petrochemicals

Pemex-Petrochemicals manufactures different petrochemical products, including: (1) methane derivatives, such as ammonia and methanol; (2) ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer and ethylene oxide; (3) aromatics and their derivatives, such as styrene, toluene, benzene and xylene; (4) propylene chain and its derivatives, such as acrylonitrile and propylene; and (5) oxygen, nitrogen and other products. Pemex-Petrochemicals’ total annual production (excluding ethane and butane gases) decreased by 22.2% in 2012, from 8,155 thousand tons in 2011 to 6,347 thousand tons in 2012, mainly due to a temporary shutdown in the aromatics chain as a result of the ongoing incorporation of a continuous catalytic regeneration reactor in the new plant at the Cangrejera petrochemical complex in order to improve the economic performance of that line of business. Beginning in 2010, we replaced crude oil as the raw material in our production at the aromatics sector facilities with naphtha and natural gasoline. As a result, Pemex-Petrochemicals no longer produces refined products, which consisted almost entirely of virgin stock.

International Trading

In 2012, our crude oil exports decreased by 6.2%, from 1,337.9 thousand barrels per day in 2011 to 1,255.6 thousand barrels per day in 2012. Natural gas imports increased by 37.7% in 2012, from 790.8 million cubic feet per day in 2011 to 1,089.3 million cubic feet per day in 2012. In 2012, exports of petrochemical products by volume increased by 203.6%, from 442.9 thousand metric tons in 2011 to 1,344.7 thousand metric tons in 2012, while imports of petrochemical products by volume also increased by 97.9%, from 224.9 thousand metric tons in 2011 to 445.1 thousand metric tons in 2012. In 2012, exports of petroleum products by volume decreased by 13.5%, from 175.9 thousand barrels per day in 2011 to 152.1 thousand barrels per day in 2012, while imports of petroleum products by volume also decreased by 9.7%, from 631.9 thousand barrels per day in 2011 to 570.9 thousand barrels per day in 2012.

We are a major supplier of crude oil to the United States. P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI, we collectively refer to as the PMI Group) make up our international trading arm, which provides us and a number of independent customers with international trading, distribution, risk management, insurance and transportation services. The PMI Group sells, buys and transports crude oil, refined products and petrochemicals in world markets. The PMI Group also provides us with related risk management, insurance, transportation and storage services. The PMI Group has offices in Mexico City, Houston, Singapore and Madrid. Our trading volume of exports and imports totaled U.S. $81,679.6 million in 2012, including U.S. $46,788.2 million in crude oil exports.

Infrastructure of PEMEX

Exploration and Production

Exploration and Drilling

We seek to identify new oil reservoirs through our exploration program in order to increase the future replacement rate of proved reserves. From 1990 to 2012, we completed 11,331 exploration and development wells. During 2012, our average success rate for exploratory wells was 57% and our average success rate for development wells was 97%. From 2008 to 2012, we discovered 19 new crude oil fields and 29 new natural gas fields, bringing the total number of our crude oil and natural gas producing fields to 449 at the end of 2012.

Our 2012 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters of the Gulf of Mexico. These exploratory activities yielded 133.9 million barrels of oil equivalent of proved reserves in 2012. A total of nine fields were discovered, seven of which contain non-associated gas and two of which contain crude oil. In addition, within the currently producing fields, six reservoirs were discovered, two of which contain non-associated gas and four of which contain crude oil. We continued our main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. We acquired 26,533 square kilometers of three-dimensional seismic data in 2012, of which 17,028 square kilometers or 64% was in the deep waters of the Gulf of Mexico. During 2012, no fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field.

The following table summarizes our drilling activity for the five years ended December 31, 2012, all of which occurred in Mexican territory.

	Year ended December 31,
	2008		2009	2010	2011	2012
Wells initiated(1)	822		1,490	994	1,000	1,290
Exploratory wells initiated(1)	68		71	40	32	36
Development wells initiated(1)	754		1,419	954	968	1,254
Wells drilled(2)	729		1,150	1,303	1,034	1,238
Exploratory wells	65		75	39	33	37
Productive exploratory wells(3)	27		29	23	16	21
Dry exploratory wells	38		46	16	17	16
Success rate %	42		39	59	48	57
Development wells	664		1,075	1,264	1,001	1,201
Productive development wells	612		1,014	1,200	955	1,159
Dry development wells	52	(4)	61	64	46	42
Success rate %(5)	92		94	95	95	97
Producing wells (annual averages)	6,382		6,890	7,476	8,315	9,439
Marine region	453		469	477	500	537
Southern region	947		1,005	1,067	1,136	1,230
Northern region	4,982		5,416	5,932	6,679	7,672
Producing wells (at year end)(6)	6,247		6,814	7,414	8,271	9,476
Crude oil	3,127		3,713	4,406	5,193	6,188
Natural gas	3,120		3,101	3,008	3,078	3,288
Producing fields	345		394	405	416	449
Marine region	30		33	34	36	38
Southern region	93		97	98	99	101
Northern region	222		264	273	281	310
Drilling rigs	143		176	130	128	136
Kilometers drilled	2,199		3,770	2,532	2,494	3,007
Average depth by well (meters)	2,748		2,494	2,605	2,418	2,429
Discovered fields(7)	13		13	5	8	9
Crude oil	5		6	2	4	2
Natural gas	8		7	3	4	7
Crude oil and natural gas output by well (barrels of oil equivalent per day)	621		548	508	448	392
Total developed acreage (km2)(8)	8,088		8,376	8,463	8,536	8,652
Total undeveloped acreage (km2)(8)	690		953	828	987	1,040

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells.
(4)	Includes two injector wells.
(5)	Excludes injector wells.
(6)	All productive wells, and all other wells referred to in this table, are “net,” because we do not grant others any fractional working interests in any wells that we own; we also have not acquired any fractional working interest in wells owned by others.
(7)	Includes only fields with proved reserves.
(8)	All acreage is net, because we have the exclusive right to exploit Mexico’s oil and gas reserves, i.e., we neither grant others fractional interests nor enter into other types of production sharing arrangements.

Source: Pemex-Exploration and Production.

Extensions and Discoveries

During 2012, we discovered new sources of crude oil and natural gas reserves in nine fields, all of which were discovered onshore, eight in the Northern region and one in the Southern region. These discoveries, along with revisions, resulted in increases in Mexico’s proved reserves. During 2012, in the Northeastern Marine region, revisions and the completion of 27 wells led to an increase of 542.3 million barrels of oil equivalent of proved reserves. In the Southwestern Marine region, revisions and the development of the Kuil, Yaxché, May, Homol and Tsimin fields through the drilling of 16 wells led to an increase of 357.3 million barrels of oil equivalent of proved reserves. In the Northern region’s Burgos, ATG, Poza Rica-Altamira and Veracruz business units, the drilling of 926 development wells, as well as the discovery of eight fields, led to the addition of 318.3 million barrels of oil equivalent of proved reserves. In the Sabinas basin, the drilling and completion of one well led to the discovery of a shale gas field, while the completion of two wells led to the discovery of two shale gas reservoirs. We plan to continue to drill additional wells in this basin in order to continue assessing the potential for shale gas resources in this area. Finally, in the Southern region, the drilling of 232 development wells and revisions resulted in an increase of 193.3 million barrels of oil equivalent of proved reserves.

In the ATG project, Pemex-Exploration and Production has contracted with five firms to install field laboratories in order to increase production volume and to develop new production mechanisms to increase the reservoir’s productivity through technological improvements. These laboratories are expected to improve oil and gas recovery and lower our operating costs. The firms that have installed these field laboratories are Weatherford International Ltd., Halliburton Company, Baker Hughes Incorporated, Tecpetrol Internacional S.A. and Schlumberger Limited. The initiatives undertaken in these field laboratories in 2012 include:

•	installation of bottom hole chokes in flowing wells in order to manage the reservoir depletion rate;

•	hydraulic fracturing by using viscoelastic fluids intended to diminish formation damage;

•	use of surface microseismic to monitor growth rate and orientation of hydraulic fractures; and

•	drilling of high-angle wells in order to maximize reservoir contact.

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

•

Reserves estimation using new technologies. Reserves may now be estimated through the use of reliable advanced technologies in addition to those, including flow tests and production history, previously recognized by the SEC.

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

Proved reserves estimates as of December 31, 2012 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit our hydrocarbon reserves. In addition, pursuant to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, which we refer to as the Regulations to the Regulatory Law), the National Hydrocarbons Commission (which we refer to as the NHC) reviewed and approved the proved reserves reports estimates as of December 31, 2012 provided by Pemex-Exploration and Production on March 14, 2013. These reserves estimates were then registered and published by the Ministry of Energy on March 18, 2013.

Pemex-Exploration and Production estimates Mexico’s reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the Society of Petroleum Engineers’ (which we refer to as the SPE) publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2012, we did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of our reserves estimation efforts, we have undertaken the internal certification of our estimates of Mexico’s reserves since 1996. We have established certain internal controls in connection with the preparation of our proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related reserves from the Gerencia de Recursos y Reservas (Office of Resources and Reserves), the central hydrocarbon reserves management body of Pemex-Exploration and Production. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in our reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of our personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production’s estimates of Mexico’s proved reserves as of December 31, 2012: Netherland Sewell; DeGolyer and MacNaughton; and Ryder Scott (we refer to these firms together as the Independent Engineering Firms). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.98% of Mexico’s reserves. The remaining 0.02% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

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

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (which we refer to as Rule 4-10(a)), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 0.5% in 2012, from 11,362 million barrels at December 31, 2011 to 11,424 million barrels at December 31, 2012. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants increased by 2.3% in 2012, from 7,618 million barrels at December 31, 2011 to 7,790 million barrels at December 31, 2012.

These increases were principally due to field development activities that led to reclassifications from proved undeveloped, probable and possible reserves to proved developed reserves, as well as exploratory additions (as described below), which offset crude oil and condensates production, which decreased in 2012 as compared to 2011.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 0.2% in 2012, from 12,734 billion cubic feet at December 31, 2011 to 12,713 billion cubic feet at December 31, 2012. Mexico’s proved developed dry gas reserves decreased by 0.1% in 2012, from 7,957 billion cubic feet at December 31, 2011 to 7,951 billion cubic feet at December 31, 2012. Mexico’s proved undeveloped dry gas reserves decreased by 0.3% in 2012, from 4,776 billion cubic feet at December 31, 2011 to 4,762 billion cubic feet at December 31, 2012. These decreases were principally due to field development activities in the Burgos basin.

Due to various field development activities performed during 2012, 1,524.3 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 160,640 million. The only fields containing material volumes of Mexico’s proved reserves that have remained undeveloped for five years or more are the Ayín, Alux and Ayatsil fields. Although efforts to develop the Ayín and Alux fields were undertaken during 2012 through the drilling of the Alux-1A well, the results obtained from this and other wells led to the need for additional studies in these fields. The Ayatsil field remains undeveloped due to the need to undertake additional technical studies in order to define the optimal strategy through which to develop the extra-heavy oil reserves in this field. The development of the Ayatsil field is expected to begin in 2014, when four wells are scheduled to be drilled and completed.

The following three tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2012

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,790	7,951
Proved undeveloped reserves	3,634	4,762

Total proved reserves	11,424	12,713

Note: Numbers may not total due to rounding.

(1)	We do not produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2008	2009	2010	2011	2012
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	12,187	11,865	11,691	11,394	11,362
Revisions(2)	444	577	515	824	1,013
Extensions and discoveries	370	311	246	194	103
Production	(1,135)	(1,062)	(1,059)	(1,050)	(1,053)

At December 31	11,865	11,691	11,394	11,362	11,424

Proved developed reserves at December 31	8,618	8,167	7,793	7,618	7,790
Proved undeveloped reserves at December 31	3,247	3,524	3,601	3,744	3,634

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2008	2009	2010	2011	2012
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	13,162	12,702	11,966	12,494	12,734
Revisions(1)	730	504	1,449	1,592	1,377
Extensions and discoveries	454	404	770	249	162
Production(2)	(1,643)	(1,644)	(1,691)	(1,601)	(1,560)

At December 31	12,702	11,966	12,494	12,734	12,713

Proved developed reserves at December 31	8,206	7,586	7,941	7,957	7,951
Proved undeveloped reserves at December 31	4,496	4,380	4,553	4,776	4,762

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

The following table sets forth, as of December 31, 2012, the volumes of proved developed and undeveloped reserves, the number of producing wells and the number of proved undeveloped locations for the fields that contained 88% of Mexico’s proved reserves.

	Reserves
Field	Proved(1)	Developed(1)	Undeveloped(1)	Number of Producing Wells	Number of Undeveloped Locations(2)
	(in millions of barrels of oil equivalent)
Ku-Maloob-Zaap	3,108.5	2,817.1	291.4	164	20
Akal	1,781.4	1,781.4	0.0	145	0
Antonio J. Bermudez(3)	1,393.8	641.8	751.9	221	165
Aceite Terciario del Golfo	837.3	245.2	592.1	2,644	5,558
Jujo-Tecominoacán	644.8	444.8	200.0	33	28
Tsimin	452.5	105.9	346.7	2	22
Ayatsil	316.2	0.0	316.2	0	17
Sihil	230.1	175.7	54.3	20	6
May	162.7	119.4	43.3	17	5
Ixtal	157.6	119.0	38.6	12	7
Pit	151.3	0.0	151.3	0	12
Kayab	144.3	0.0	144.3	0	8
Caparroso-Pijije-Escuintle	134.5	110.3	24.2	16	3
Sen	122.0	113.2	8.8	19	0
Costero	121.0	101.8	19.2	10	3
Xanab	114.3	56.9	57.3	4	9
Xux	113.9	0.0	113.9	0	7
Yaxché	106.1	60.6	45.5	9	11
Lakach	95.4	0.0	95.4	0	5
Ek	94.7	30.8	64.0	13	14
Sinán	93.4	78.9	14.5	13	6
Kuil	85.4	48.1	37.2	3	3
Homol	79.9	53.8	26.1	6	5
Bricol	77.8	23.7	54.2	4	7
Arenque	76.7	31.0	45.8	11	10
Chuc	74.7	71.6	3.2	15	0
Teotleco	69.4	48.9	20.5	9	6
Cárdenas	68.7	47.2	21.4	11	6
Bellota	68.0	34.5	33.5	7	5
Puerto Ceiba	62.7	35.9	26.7	16	8
Abkatún	60.3	60.3	0.0	12	0
Ogarrio	58.9	49.2	9.7	94	11
Tizón	58.5	51.0	7.6	8	3
Edén-Jolote	58.3	24.8	33.6	9	11
Mora	56.0	46.2	9.8	7	4
Tamaulipas Constituciones	55.4	29.7	25.7	347	126
Sunuapa	53.6	42.5	11.1	13	3
Terra	45.9	30.8	15.1	4	4
Bolontikú	45.8	31.2	14.6	6	4
Poza Rica	44.0	39.7	4.3	239	15
Balam	42.8	24.3	18.5	5	1
Pareto	40.8	18.4	22.4	2	5
Cuervito	36.6	18.2	18.4	90	63
Caan	35.8	35.8	0.0	15	0
Onel	33.2	0.0	33.2	0	8
Chinchorro	33.2	24.3	8.9	4	5
San Ramón	31.0	25.4	5.5	52	10
Gasífero	30.9	10.4	20.4	7	7
Cauchy	30.0	29.6	0.4	34	0
Santuario	27.8	16.8	10.9	24	22
Cuitláhuac	27.1	20.4	6.7	211	22
Lum	26.0	16.4	9.6	2	4
Arcabuz-Culebra	25.7	20.1	5.7	583	51
Cinco Presidentes	25.1	22.2	2.9	59	4
Nejo	24.3	16.8	7.5	201	65
Rodador	23.4	17.5	5.9	27	8
Paredón	22.1	10.4	11.7	3	1
Yagual	19.6	10.9	8.6	6	3
Papán	18.9	18.9	0.0	19	0
Magallanes-Tucán-Pajonal	16.5	10.5	6.0	44	18
Tekel	16.5	0.0	16.5	0	1
Pol	15.6	15.6	0.0	5	0
Bedel	14.9	2.0	12.9	1	5
Tintal	13.8	1.5	12.4	3	12
Palmito	11.7	9.7	2.0	83	10

Total	12,219.2	8,199.2	4,020.1	5,643	6,462

Mexico’s proved reserves	13,868.3	9,318.9	4,549.4
Percentage	88%	88%	89%

Note: Numbers may not total due to rounding.

(1)	Proved reserves, developed reserves and undeveloped reserves are expressed in millions of barrels of oil equivalent. To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.
(2)	Undeveloped Locations refers to the number of geographic sites or locations where a well will be drilled to produce undeveloped proved reserves.
(3)	Includes the Cunduacán, Iride, Oxiacaque, Platanal and Samaria fields.

Source: Pemex-Exploration and Production.

Pemex-Exploration and Production’s RRR has steadily improved over recent years. The RRR for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period’s total production. In 2012, the RRR was 104.3%, which was 3.2 percentage points higher than the 2011 RRR of 101.1%, and represented the highest rate attained since our adoption of Rule 4-10(a). This increase in our RRR was mainly due to the reclassification of reserves, field development and revisions of reservoir pressure-production behavior, undertaken largely in the Maloob, Ku, Zaap, Tsimin and Sihil fields, as well as in the ATG project. Moreover, the addition of proved reserves due to discoveries also contributed to the increase in our RRR.

Our goal is to continue to increase our RRR during 2013, in part by increasing Mexico’s proved reserves over the coming years. We aim to accomplish this primarily through development of the Ku-Maloob-Zaap, Crudo Ligero Marino and ATG projects, as well as through the performance of delineation activities. We have developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

Our reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2012, this ratio was equal to 10.2 years for proved reserves, the same as the 2011 reserves production ratio for proved reserves.

Sales Prices and Production Costs

The following table sets forth our average sales price per unit of oil and gas produced and our average production cost per unit of production, in the aggregate and for each field containing 15% or more of Mexico’s proved reserves.

Unit Sales Prices and Production Costs(1)

	Ku-Maloob-Zaap		Akal		Other Fields		All Fields
Year ended December 31, 2012		(in U.S. dollars)
Average sales prices
Crude oil, per barrel	U.S. $	95.53	U.S. $	100.96	U.S. $	106.55	U.S. $	102.36
Natural gas, per thousand cubic feet	U.S. $	4.18	U.S. $	4.11	U.S. $	4.18	U.S. $	4.03
Average production costs, per barrel of oil equivalent	U.S. $	4.86	U.S. $	9.11	U.S. $	6.88	U.S. $	6.84

Year ended December 31, 2011
Average sale prices
Crude oil, per barrel	U.S. $	92.71	U.S. $	97.69	U.S. $	105.45	U.S. $	100.01
Natural gas, per thousand cubic feet	U.S. $	4.78	U.S. $	4.47	U.S. $	4.72	U.S. $	4.68
Average production costs, per barrel of oil equivalent	U.S. $	4.59	U.S. $	6.70	U.S. $	6.32	U.S. $	6.12

Year ended December 31, 2010
Average sale prices
Crude oil, per barrel	U.S. $	66.76	U.S. $	69.85	U.S. $	76.21	U.S. $	72.25
Natural gas, per thousand cubic feet	U.S. $	5.06	U.S. $	4.20	U.S. $	4.55	U.S. $	4.52
Average production costs, per barrel of oil equivalent	U.S. $	4.06	U.S. $	7.36	U.S. $	5.28	U.S. $	5.22

Note: Numbers may not total due to rounding.

(1)	Average of sales prices as of the last day of each month of the year.

Source: Pemex-Exploration and Production.

In 2012, our average production cost was U.S. $6.84 per barrel of oil equivalent, and represented an increase of 11.8%, as compared to our average production cost of U.S. $6.12 per barrel in 2011. This increase resulted primarily from a 27% net increase in the costs associated with the maintenance of wells and related equipment and facilities and other costs, including fees for general services, a 7.5% appreciation in the annual average value of the Mexican peso in dollar terms and a 0.4% decrease in total hydrocarbons production in 2012 as compared to 2011, from 1,358 million barrels of oil equivalent in 2011 to 1,353 million barrels of oil equivalent in 2012.

Pemex-Exploration and Production calculates and discloses our production costs pursuant to international practices, which are based on U.S. GAAP under ASC Topic 932. In accordance with ASC Topic 932, the production cost per barrel of oil equivalent is calculated by dividing total production expenses (in U.S. dollars) by total production of hydrocarbons (in barrels of oil equivalent) for the relevant period.

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

Crude Oil and Natural Gas Production

In 2012, we produced an average of 2,548 thousand barrels per day of crude oil, 0.2% less than our average daily production in 2011 of 2,553 thousand barrels per day of crude oil. The decrease in 2012 was less than the decrease in 2011, and resulted primarily from the decrease of production in the Cantarell project and an increase in crude oil production in the Ku-Maloob-Zaap, Yaxché and Ogarrio-Magallanes projects to maintain our production levels. Accordingly, our average production of heavy crude oil decreased by 32.1 thousand barrels per day, to 2.3% less than the average daily production in 2011; however, our average light and extra-light crude oil production during 2012 increased by 27.4 thousand barrels per day, or a 2.4% increase as compared to 2011.

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

Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2012, 54.4% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crude oil and 45.6% consisted of light and extra-light crude oil. The Marine regions yield mostly heavy crude oil (67.6% of these regions’ production in 2012), although significant volumes of light crude oil are also produced there (32.4% of these regions’ production in 2012). The Southern region yields mainly light and extra-light crude oil (together, 96.3% of this region’s production in 2012), and the Northern region yields both heavy crude oil (59.5% of this region’s production in 2012) and light and extra-light crude oil (40.5% of this region’s production in 2012).

The most productive crude oil and natural gas fields in the Gulf of Mexico are located in the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, and in the Ixtal, Xanab, Yaxché, Chuc and Homol fields in the Southwestern Marine region. In particular, the Ku-Maloob-Zaap business unit was the most important crude oil producer in 2012, producing an average of 855.1 thousand barrels per day of crude oil in 2012, or 33.6% of our total crude oil production for the year, and 329.7 million cubic feet per day of natural gas, or 5.2% of our total natural gas production for the year. Our second most important business unit, the Cantarell business unit, produced an average of 454.1 thousand barrels per day of crude oil in 2012, or 17.8% of our total crude oil production for the year, and an average of 1,004 million cubic feet per day of natural gas, or 15.7% of our total natural gas production for the year.

The following table sets forth our annual crude oil production rates by type of oil for the five years ended December 31, 2012.

Crude Oil Production

						2012
	2008	2009	2010	2011	2012	vs. 2011
	(in thousands of barrels per day)					(%)
Marine regions
Heavy crude oil	1,701.8	1,446.1	1,380.5	1,322.8	1,280.2	(3.2)
Light crude oil(1)	544.0	564.4	561.2	580.5	614.5	5.9

Total	2,245.8	2,010.4	1,941.6	1,903.3	1,894.6	(0.5)

Southern region
Heavy crude oil	11.1	13.3	16.8	16.7	18.5	10.8
Light crude oil(1)	447.6	484.5	515.1	513.9	489.6	(4.7)

Total	458.7	497.7	531.9	530.6	508.2	(4.2)

Northern region
Heavy crude oil	52.8	60.7	66.7	77.6	86.3	11.2
Light crude oil(1)(2)	34.3	32.7	36.8	41.2	58.8	42.7

Total	87.1	93.3	103.6	118.8	145.1	22.1

Total heavy crude oil	1,765.6	1,520.0	1,464.0	1,417.1	1,385.0	(2.3)
Total light crude oil(1)	1,025.9	1,081.5	1,113.0	1,135.5	1,162.9	2.4

Total crude oil	2,791.6	2,601.5	2,577.0	2,552.6	2,547.9	(0.2)

Note: Numbers may not total due to rounding.

(1)	Includes extra-light crude oil.
(2)	Since 2010, includes extra-light crude oil from the Nejo field in the Burgos business unit.

Source: Pemex-Exploration and Production.

The following table sets forth our annual crude oil production by region and business unit for the five years ended December 31, 2012.

Crude Oil Production

						2012
	2008	2009	2010	2011	2012	vs. 2011
	(in thousands of barrels per day)					(%)
Marine regions
Ku-Maloob-Zaap	706.1	808.0	839.2	842.1	855.1	1.5
Cantarell	1,039.5	684.8	558.0	500.7	454.1	(9.3)
Litoral de Tabasco	192.2	212.3	248.1	284.4	319.2	12.2
Abkatún-Pol-Chuc	308.1	305.4	296.3	276.2	266.3	(3.6)

Total	2,245.8	2,010.4	1,941.6	1,903.3	1,894.6	(0.5)

Southern region
Samaria-Luna	184.7	199.9	217.5	222.7	205.1	(7.9)
Bellota-Jujo	174.8	172.2	160.2	143.4	130.3	(9.1)
Cinco Presidentes	47.3	56.6	71.7	83.5	96.0	15.0
Macuspana-Muspac(1)	51.8	69.1	82.4	81.1	76.8	(5.3)

Total	458.7	497.7	531.9	530.6	508.2	(4.2)

Northern region
Aceite Terciario del Golfo	29.3	29.5	41.0	52.8	68.6	29.9
Poza Rica-Altamira	55.7	59.1	56.5	60.2	67.8	12.6
Burgos(2)	n.a.	n.a.	1.2	2.5	4.8	92.0
Veracruz	2.1	4.6	4.9	3.2	4.0	25.0

Total	87.1	93.3	103.6	118.8	145.1	22.1

Total crude oil	2,791.6	2,601.5	2,577.0	2,552.6	2,547.9	(0.2)

Note: Numbers may not total due to rounding.

(1)	As of 2012, the Macuspana and Muspac business units were merged into the Macuspana-Muspac business unit.
(2)	As of February 2010, the Burgos business unit includes the hydrocarbons production from the Nejo field.

Source: Pemex-Exploration and Production.

The Marine regions, which are comprised of the Northeastern Marine region and the Southwestern Marine region, are located on the continental shelf and its slope in the Gulf of Mexico. They cover a surface area of approximately 550,000 square kilometers, located entirely within Mexican territorial waters, along the coast of the states of Tabasco, Campeche, Yucatán, Quintana Roo and the southern coast of the state of Veracruz. In 2012, the average crude oil production from the 38 fields located in these regions was 1,894.6 thousand barrels per day.

The Southern region covers an area of approximately 392,000 square kilometers, including the states of Guerrero, Oaxaca, Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche and Veracruz. In 2012, the average crude oil production from the 101 fields located in this region was 508.2 thousand barrels per day.

The Northern region, including its offshore area, is located on the continental shelf in the Gulf of Mexico along the coast of the state of Tamaulipas and the northern coast of the state of Veracruz. It covers an area of approximately 1.8 million square kilometers. Our production area in the onshore portion of this region is located in, among others, the states of Veracruz, Tamaulipas, Nuevo León, Coahuila, San Luis Potosí and Puebla; we also produce offshore on the continental shelf in the Gulf of Mexico. In 2012, the average crude oil and natural gas production in the Northern region totaled 145.1 thousand barrels of crude oil per day and 2,139.3 million cubic feet of natural gas per day, respectively, from the 310 oil and gas fields in this region.

The following table sets forth our annual natural gas production by region and business unit for the five years ended December 31, 2012.

Natural Gas Production

						2012 vs. 2011
	2008	2009	2010	2011	2012
	(in millions of cubic feet per day)					(%)
Marine regions
Cantarell	1,628.5	1,455.3	1,251.9	1,074.7	1,004.2	(6.6)
Litoral de Tabasco	453.9	531.3	577.6	649.3	735.6	13.3
Abkatún-Pol-Chuc	569.0	580.2	594.2	559.0	523.6	(6.3)
Ku-Maloob-Zaap	272.8	327.2	331.8	330.9	329.7	(0.4)

Total	2,924.2	2,894.0	2,755.4	2,613.9	2,593.1	(0.8)

Southern region
Samaria-Luna	572.4	678.6	773.9	715.7	695.9	(2.8)
Macuspana-Muspac(1)	560.0	591.0	580.0	571.5	542.9	(5.0)
Bellota-Jujo	250.7	260.8	305.9	288.2	297.4	3.2
Cinco Presidentes	67.5	69.2	104.9	116.9	116.3	(0.5)

Total	1,450.6	1,599.6	1,764.7	1,692.3	1,652.4	(2.4)

Northern region
Burgos(2)	1,382.7	1,515.2	1,478.4	1,344.1	1,269.3	(5.6)
Veracruz	956.7	809.6	818.9	716.7	601.2	(16.1)
Aceite Terciario del Golfo	52.1	78.7	85.3	111.9	148.8	33.0
Poza Rica-Altamira	152.5	133.5	117.3	115.2	120.0	4.2

Total	2,543.9	2,537.1	2,499.9	2,287.8	2,139.3	(6.5)

Total natural gas	6,918.6	7,030.7	7,020.0	6,594.1	6,384.7	(3.2)

Note: Numbers may not total due to rounding.

(1)	As of 2012, the Macuspana and Muspac business units were merged into the Macuspana-Muspac business unit.
(2)	As of February 2010, the Burgos business unit includes the hydrocarbons production from the Nejo field.

Source: Pemex-Exploration and Production.

In 2012, the Marine regions produced 2,593.1 million cubic feet per day of natural gas, or 40.6% of our total natural gas production, a decrease of 0.8% as compared to the regions’ 2011 production of 2,613.9 million cubic feet per day. In 2012, the Southern region produced 1,652.4 million cubic feet per day of natural gas, or 25.9% of our total natural gas production, a decrease of 2.4% as compared to the region’s 2011 production of 1,692.3 million cubic feet per day. In 2012, the Northern region produced 2,139.3 million cubic feet per day of natural gas, or 33.5% of our total natural gas production, a decrease of 6.5% as compared to the region’s 2011 production of 2,287.8 million cubic feet per day.

Investments in Exploration and Production

In nominal peso terms, our capital expenditures for exploration and production were Ps. 193,801 million in 2012, as compared to Ps. 177,059 million in 2011, representing a 9.5% increase in nominal terms. Of our total capital expenditures, Ps. 42,139 million was directed to the Cantarell fields, Ps. 29,870 million was directed to the Strategic Gas Program, Ps. 22,720 million was directed to the Ku-Maloob-Zaap fields, Ps. 20,864 million was directed to the ATG project, Ps. 17,324 million was used for development of the Burgos natural gas fields

(including Ps. 7,523 million of investments made through the Financed Public Works Contracts Program, see “—Business Overview—Exploration and Production—Financed Public Works Contracts” in this Item 4), Ps. 13,126 million was directed to the Antonio J. Bermúdez fields, Ps. 7,870 million was directed to the Chuc project, Ps. 5,671 million was directed to the Delta del Grijalva fields, Ps. 4,948 million was directed to the Integral Poza Rica fields, Ps. 3,555 million was directed to the Jujo-Tecominoacán fields and Ps. 3,313 million was directed to the Tamaulipas Constituciones project. During 2012, expenditures for these 11 projects amounted to 88.4% of all our capital expenditures for exploration and production. The remaining 11.6% amounted to Ps. 22,401 million in nominal terms, which was directed to the 12 remaining projects, as well as to administrative and technical support.

2013 Exploration and Production Capital Expenditures Budget. For 2013, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 194,864 million, as compared to Ps. 193,801 million of capital expenditures made in 2012, representing an increase of 0.5%. The 2013 budget includes all of the 27 ongoing strategic exploration and production projects and Ps. 30,811 million in other exploratory projects. Approximately Ps. 161,365 million, or 82.8% of our 2013 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 33,499 million, or 17.2% of the total budget, will be allocated to exploration activities.

The 2013 exploration and production budget includes Ps. 25,361 million for investments in the Ku-Maloob-Zaap project, Ps. 23,425 million for the Cantarell project, Ps. 15,934 million for the Tsimin-Xux project, Ps. 12,178 million for the ATG project, Ps. 10,321 million for the Chuc project, Ps. 9,653 million for the Crudo Ligero Marino project, Ps. 9,433 million for the Burgos project, Ps. 9,105 million for the Antonio J. Bermúdez project, Ps. 5,313 million for the Delta del Grijalva project, Ps. 4,941 million for the Integral Yaché project, Ps. 4,685 million for the Ek-Balam project and Ps. 64,515 million for the remaining projects as well as administrative and technical support.

Exploration and Production Investment Trends. In 2012, we invested Ps. 33,161 million in nominal terms, or 17.1% of the total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 6.5% increase from the Ps. 31,133 million invested in exploration activities in 2011. In 2012, we invested Ps. 160,640 million in nominal terms, or 82.9% of the total capital expenditures for Pemex-Exploration and Production, in development activities, which represents a 10.1% increase from the Ps. 145,926 million invested in development activities in 2011.

In 2013, we have budgeted Ps. 33,499 million, or 17.2% of total capital expenditures, for exploration activities of Pemex-Exploration and Production, which represents a 1.0% increase in nominal terms from the amount invested in exploration activities in 2012. For development activities, we have budgeted Ps. 161,365 million, or 82.8% of total capital expenditures, which represents a 0.5% increase in nominal terms from the amount that Pemex-Exploration and Production invested in development activities in 2012. In 2014, we expect to invest Ps. 47,089 million, or 22.5% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 40.6% increase in nominal terms from the amount budgeted for 2013. In 2015, we expect to invest Ps. 54,040 million, or 29.3% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 14.8% increase in nominal terms from the amount projected for 2014. In 2016, we expect to invest Ps. 58,119 million, or 35.1% of total capital expenditures of Pemex-Exploration and Production, in exploration activities, which represents a 7.5% increase in nominal terms from the amount projected for 2015.

The capital expenditures of Pemex-Exploration and Production have constituted more than 84% of our total capital expenditures in each of the last five years. In 2013, Pemex-Exploration and Production’s budgeted capital expenditures constitute 73.6% of our total.

The following table sets forth our capital expenditures related to exploration and development during the five years ended December 31, 2012.

Exploration and Development Capital Expenditures for 2008-2012

	Year ended December 31,(1)
	2008		2009		2010		2011		2012
	(in millions of nominal pesos)
Exploration	Ps.	24,082	Ps.	30,372	Ps.	29,474	Ps.	31,133	Ps.	33,161
Development		112,020		150,135		165,364		145,926		160,640

Total	Ps.	136,102	Ps.	180,507	Ps.	194,838	Ps.	177,059	Ps.	193,801

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

Source: Pemex-Exploration and Production.

The following table sets forth our estimated capital expenditures budget for exploration and development for 2013 through 2016.

Estimated Exploration and Development Capital Expenditures for 2013-2016

	Year ended December 31,(1)
	2013(2)		2014		2015		2016
	(in millions of constant 2013 pesos)
Exploration(3)	Ps.	33,499	Ps.	47,089	Ps.	54,040	Ps.	58,119
Development(3)		161,365		162,650		130,188		107,604

Total	Ps.	194,864	Ps.	209,739	Ps.	184,228	Ps.	165,723

Note: Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.
(2)	Approved budget.
(3)	Estimated budgets for 2014 through 2016 are based on amounts authorized by the SHCP for projects in 2013.

Source: Pemex-Exploration and Production.

Investments and Production by Project

We conduct exploration, production and development activities in fields throughout Mexico. Our 11 main projects are Cantarell, the Strategic Gas Program, Ku-Maloob-Zaap, ATG, Burgos, Antonio J. Bermúdez, Chuc, Delta del Grijalva, Integral Poza Rica, Jujo-Tecominoacán and Tamaulipas-Constituciones. These projects are described below.

Cantarell Project. The Cantarell project is located on the continental shelf of the Gulf of Mexico. It consists of the Akal, Chac, Ixtoc, Kutz, Nohoch, Sihil and Takin fields, which extend over an area of 185.5 square kilometers. As of December 31, 2012, there were a total of 529 wells drilled in the Cantarell project, 208 of which were producing. During 2012, the Cantarell business unit, of which the Cantarell project is part, was the second most important producer of crude oil in Mexico, averaging 454.1 thousand barrels per day of crude oil. This was 9.3% less than 2011 production, which was 500.7 thousand barrels per day, as a result of the decline of these fields. Natural gas production from the Cantarell business unit during 2012 averaged 1,004.2 million cubic feet per day. This was 6.6% less than the 2011 average natural gas production, which was 1,074.7 million cubic feet per day, also as a result of the decline of these fields.

The Cantarell project averaged 404.5 thousand barrels per day of crude oil production during 2012. This was 9.9% less than production in 2011, which was 448.9 thousand barrels per day. Natural gas production from the Cantarell project during 2012 averaged 1,001.4 million cubic feet per day. This was 6.6% less than the 2011 average natural gas production, which was 1,071.8 million cubic feet per day.

As of December 31, 2012, cumulative production of the Cantarell project was 13.8 billion barrels of crude oil and 7.7 trillion cubic feet of natural gas. As of December 31, 2012, proved hydrocarbon reserves of the Cantarell project totaled 1.9 billion barrels of crude oil and 1.3 trillion cubic feet of natural gas. As of December 31, 2012, total proved reserves were 2.2 billion barrels of oil equivalent, 2.1 billion of which were developed.

The Akal field, which is the most important field in the Cantarell project, averaged 234.1 thousand barrels per day of crude oil production during 2012. This was 25.4 % less than the average production in 2011, which was 313.6 thousand barrels per day.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the Cantarell project totaled Ps. 38,437 million in 2010, Ps. 36,303 million in 2011 and Ps. 42,139 million in 2012. For 2013, we have budgeted Ps. 23,425 million for capital expenditures for the Cantarell project. By the end of 2013, we expect our capital expenditures to total approximately U.S. $37.9 billion for this project.

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

During 2012, Pemex-Exploration and Production paid approximately U.S. $60.3 million under this contract for an approximate total volume of 421.8 billion cubic feet of nitrogen, which was injected into the Cantarell fields. In 2013, Pemex-Exploration and Production expects to pay approximately U.S. $67.2 million under this contract for an approximate total volume of 423.8 billion cubic feet of nitrogen to be injected into the fields.

Strategic Gas Program. In 2001, Pemex-Exploration and Production began a nine-year, U.S. $8.1 billion Strategic Gas Program (SGP). Following the scheduled expiration of the SGP, Pemex-Exploration and Production decided to continue the SGP for as long as it continues to be profitable. Based on the expected acceleration of growth in the demand for natural gas in the medium- and long-term as compared to its projected supply, Pemex-Exploration and Production reviewed its energy policy. With the objective of addressing natural gas shortages, Pemex-Exploration and Production identified and selected a portfolio of investment options aimed at increasing gas production. Field development and production optimization represents 76% of SGP expenditures, with the goal of increasing the production of natural gas in the SGP to 2,308 million cubic feet per day by 2015. Exploration activities, which include twelve different exploratory natural gas and integral gas projects, represent 12% of SGP expenditures, with the goal of increasing proved reserves. Development of newly discovered fields represents 12% of SGP expenditures. The Veracruz project in the Northern region and the Crudo Ligero Marino and Ixtal-Manik projects in the Southwestern Marine regions are the SGP’s most important projects:

•

Veracruz Project. The Veracruz project is the second most important non-associated gas project in Mexico. It is located on the western margin of the Gulf of Mexico, in central Veracruz. During 2012, it produced an average of 601.2 million cubic feet of natural gas per day. As of December 31, 2012, the drilling of 335 wells had been completed and 276 of these wells were producing. As of December 31, 2012, cumulative production totaled 3.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 0.57 trillion cubic feet of natural gas or 142.7 million barrels of oil equivalent. In addition, developed reserves totaled 0.47 trillion cubic feet of natural gas, or 105.0 million barrels of oil equivalent. Three of the most important fields in the Veracruz project are Gasífero, Bedel and Cauchy.

•

Crudo Ligero Marino Project. This project is located on the continental shelf of the Gulf of Mexico off the coast of the states of Tabasco and Campeche, 76 kilometers northeast from the Dos Bocas Marine Terminal in Paraíso, Tabasco. The project is composed of the Bolontikú, Citam, Ichalkil, Kab, Kix, May, Men, Misón, Nak, Sinán, Yum, Tsimin and the Xux fields, all in the Southwestern Marine region. As of December 31, 2012, the drilling of 86 wells had been completed, and 42 of these wells were producing. Approximately half of the fields in this project are not yet developed. During 2012, average daily production totaled 159.1 thousand barrels of crude oil and 592.2 million cubic feet of natural gas. As of December 31, 2012, cumulative production totaled 433.0 million barrels of crude oil and 1,244.8 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 455.8 million barrels of crude oil and 2.3 trillion cubic feet of natural gas. Total proved reserves were 946.4 million barrels of oil equivalent, of which 361.5 million barrels were developed.

•

Ixtal-Manik Project. This project is located off the coast of the states of Tabasco and Campeche, 140 kilometers northeast from the Dos Bocas Marine Terminal in Paraíso, Tabasco, at a depth of between the 70- and 80-meter isobaths. The project is composed of the Ixtal and Manik fields, all in the Southwestern Marine region. Our investments in this project have been focused on the development of fields. As of December 31, 2012, the drilling of 16 wells had been completed, and 14 of these wells were producing. During 2012, average daily production totaled 92.7 thousand barrels of crude oil and 195.5 million cubic feet of natural gas. As of December 31, 2012, cumulative production totaled 246.2 million barrels of crude oil and 480.6 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 118.0 million barrels of crude oil and 0.2 trillion cubic feet of natural gas. Total proved reserves were 164.9 million barrels of oil equivalent, of which 120.4 million barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the SGP were Ps. 27,944 in 2010, Ps. 27,790 million in 2011 and Ps. 29,870 million in 2012. For 2013, we have budgeted Ps. 1,171 million for capital expenditures for the SGP, which would bring our total capital expenditures for the program to approximately U.S. $22 billion through December 31, 2013.

From 2008 to 2012, average production from the SGP was 1,944 billion cubic feet of natural gas per day. During 2012, one field was discovered in the Veracruz basin through the drilling of one well, which added 6.7 billion cubic feet of natural gas and 13.6 million barrels of oil to proved reserves. Development activities have focused mainly on the Veracruz, Crudo Ligero Marino and Ixtal-Manik projects. For the Veracruz project, 24.3 million barrels of oil equivalent were added from the drilling of 16 wells at the Gasífero, Chancarro and Obertura fields during 2012. Similar development activities were performed in the Crudo Ligero Marino project, where 70.2 million barrels of oil equivalent were added from the drilling of four wells. Finally, the Ixtal-Manik project increased its proved reserves by 36.8 million barrels of oil equivalent through the revision of reservoir pressure-production behavior in the fields of this project.

Ku-Maloob-Zaap Project. The Ku-Maloob-Zaap project was our most important producer of heavy crude oil and plays an important part in the production of the Maya crude oil mix. It is the most important project in Mexico in terms of total proved hydrocarbon reserves and crude oil production. It is composed of the Bacab, Lum, Ku, Maloob and Zaap fields, and extends over an area of 149.5 square kilometers. As of December 31, 2012, there were a total of 208 wells completed, 163 of which were producing. The project produced an average of 885.1 thousand barrels of crude oil per day, 33.6% of our total production, and 329.7 million cubic feet of natural gas per day in 2012. As of December 31, 2012, cumulative production was 3.9 billion barrels of crude oil and 1.8 trillion cubic feet of natural gas. As of December 31, 2012, proved hydrocarbon reserves totaled 2.8 billion barrels of crude oil and 1.4 trillion cubic feet of natural gas. Total proved reserves were 3.2 billion barrels of oil equivalent, of which 2.9 billion barrels were developed.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for this project were Ps. 18,350 million in 2010, Ps. 21,554 million in 2011 and Ps. 22,720 million in 2012. For 2013, we anticipate that capital expenditures will be Ps. 25,361 million and that total accumulated capital expenditures for this project will reach approximately U.S. $17.8 billion. In 2012, Pemex-Exploration and Production paid approximately U.S. $80.1 million to acquire approximately 107.4 billion cubic feet of nitrogen for the pressure maintenance project in the fifth module of the Cantarell nitrogen cryogenic plant, which began operations in November 2006. In 2013, we expect to spend approximately U.S. $40.4 million to acquire approximately 107.9 billion cubic feet of nitrogen for injection into the Ku-Maloob-Zaap fields.

Aceite Terciario del Golfo Project (formerly Paleocanal de Chicontepec). The ATG project is located in the Northern region and covers an area of 4,243 square kilometers. This project is comprised of 29 fields, which are divided among eight sectors. As of December 31, 2012, there were a total of 4,216 wells completed, of which 2,575 were producing. The project produced an average of 68.6 thousand barrels per day of crude oil in 2012 as compared to 52.9 thousand barrels per day of crude oil in 2011, which represented a 29.7% increase, and 148.8 million cubic feet of natural gas per day in 2012 as compared to 111.9 million cubic feet of natural gas per day in 2011, which represented a 33.0% increase. These increases were primarily due to the use of unconventional wells and artificial lift systems. As of December 31, 2012, cumulative production was 230.0 million barrels of crude oil and 424.3 billion cubic feet of natural gas. As of December 31, 2012, proved hydrocarbon reserves totaled 636.8 million barrels of crude oil and 945.0 billion cubic feet of natural gas. Total proved reserves were 837.3 million barrels of oil equivalent, of which 245.2 million were developed. During 2012, field development activities at the project included the drilling of 642 wells, and the completion of 584 wells. Of these 584 completed wells, 579 were classified as producing, reflecting a success factor of 99.1%. As of December 31, 2012, 74% of the total producing wells were operating with artificial lift systems, such as beam pumps and gas lifts, while the remaining 26% were “flowing wells” that are classified accordingly because they did not require any means of artificial lift.

In nominal peso terms, Pemex-Exploration and Production’s capital expenditures for the ATG project were Ps. 28,262 in 2010, Ps. 21,919 million in 2011 and Ps. 20,864 million in 2012. For 2013, we anticipate that capital expenditures for this project will be Ps. 12,178 million and that total accumulated investments in this project will be approximately U.S. $10.1 billion.

Burgos Project. The Burgos project is the largest producer of non-associated gas in Mexico. In 1997, Pemex-Exploration and Production initiated a development program for the Burgos natural gas fields. The purpose of the Burgos project is to enable us to meet increasing domestic demand for natural gas. The fields in Burgos accounted for 19.9% of our total natural gas production in 2012. The project is located in northeastern Mexico.

During 2012, the Burgos project produced an average of 1.3 billion cubic feet of natural gas per day. As of December 31, 2012, the drilling of 7,625 wells had been completed, 3,092 of which were producing. The most important fields are the Arcabuz-Culebra, Cuitláhuac, Cuervito, Topo, Santa Anita, Nejo and Palmito fields, which together produced 40.6% of the total production of the Burgos project in 2012.

Main Fields of the Burgos Project

(as of December 31, 2012)

	Arcabuz- Culebra	Cuitláhuac	Cuervito	Topo	Santa Anita	Nejo	Palmito
Total acreage (square kilometers)	380	214	49	41	51	147	63
Developed acreage	360	204	33	32	39	114	59
Undeveloped acreage	20	11	16	9	12	33	5
Wells completed	942	422	128	70	72	227	129
Producing wells	583	211	90	35	52	201	83
2012 production of natural gas (million cubic feet per day)	138.5	87.3	48.0	18.4	34.3	147.4	42.5
Cumulative production of natural gas (billion cubic feet)	1,867.1	671.4	137.6	108.8	202.5	203.2	71.9
Proved reserves of natural gas (billion cubic feet)	137.3	123.7	163.5	42.3	78.0	106.2	55.0
Proved developed reserves	106.0	93.1	81.2	26.4	57.5	74.0	45.7
Proved undeveloped reserves	31.3	30.6	82.3	15.9	20.5	32.2	9.3

From 2008 to 2012, exploration activities and the reclassification of reserves increased estimated proved reserves in Burgos by 508.8 million barrels of oil equivalent. Production during this period totaled 519.2 million barrels of oil equivalent. During 2012, proved reserves decreased by 5.8 million barrels of oil equivalent, from 388.0 million barrels of oil equivalent in 2011 to 382.2 million barrels of oil equivalent in 2012.

In nominal peso terms, our capital expenditures (including capital expenditures made pursuant to Financed Public Works Contracts, or FPWC) for the Burgos project were Ps. 29,704 million in 2010, Ps. 19,564 million in 2011 and Ps. 17,324 million in 2012. For 2013, we anticipate that our capital expenditures for this project will amount to Ps. 9,433 million and that our total accumulated capital expenditures will reach approximately U.S. $18.5 billion.

Antonio J. Bermúdez Project. In 2002, we began investing in the Antonio J. Bermúdez project, the main investment project in the Southern region and the sixth largest in Mexico. This project is designed to accelerate reserves recovery, as well as increase the recovery factor by drilling additional wells and implementing a system of pressure maintenance through nitrogen injection. It consists of the Samaria, Cunduacán, Oxiacaque, Iride and Platanal fields, and covers an area of 163 square kilometers. As of December 31, 2012, a total of 694 wells had been completed, of which 208 were producing. During 2012, the project produced an average of 64.1 thousand barrels of crude oil and 228.4 million cubic feet of natural gas per day. As of December 31, 2012, cumulative production was 2.9 billion barrels of crude oil and 4.3 trillion cubic feet of natural gas. As of December 31, 2012, proved hydrocarbon reserves in this field totaled 0.8 billion barrels of crude oil and 2.2 trillion cubic feet of natural gas. As of December 31, 2012, total proved reserves were 1.4 billion barrels of oil equivalent, of which 0.6 billion were developed.

In nominal peso terms, our capital expenditures for the Antonio J. Bermúdez project were Ps. 9,853 million in 2010, Ps. 11,218 million in 2011 and Ps. 13,126 million in 2012. For 2013, we anticipate that our capital expenditures for this project will be Ps. 9,105 million and that our total accumulated investments in the project will reach approximately U.S. $7.6 billion. In March 2005, we entered into a contract with Praxair México, S. de R.L. de C.V. to build, own and operate a nitrogen cryogenic plant. Construction of this plant was completed in June 2008. After completing testing in July 2008, we began injecting 190 million cubic feet per day of nitrogen into the project. In 2012, we paid approximately Ps. 64.7 million to acquire nitrogen from this plant that enabled us to inject approximately 184.4 million cubic feet per day during 2012 for pressure maintenance in connection with the project. From 2013 to 2022, we plan to continue to inject the same volume of nitrogen.

Chuc Project. The Chuc project is the third-largest producer of light crude oil in the Southwestern Marine region, and includes the operation and maintenance of the Pol-A facility and water injection complexes. This project covers an area of 213 square kilometers and has been exploited by Pemex-Exploration and Production since 1981. The fields of this project are located on the continental shelf of the Gulf of Mexico, off the coast of the states of Tabasco and Campeche, at a depth of between the 20- and 100-meter isobaths, approximately 132 kilometers from the Dos Bocas Marine Terminal in Paraíso, Tabasco, and 79 kilometers northeast of Ciudad del Carmen, Campeche. The fields in the project include Batab, Ché, Chuc, Chuhuk, Etkal, Homol, Kuil, Onel, Pokoch, Pol, Tumut, Uchak and Wayil. In January 2007, the Pol and Batab projects were merged into the Chuc project. As of December 31, 2012, 93 wells had been completed, of which 35 were producing. During 2012, average production totaled 119.2 thousand barrels of crude oil and 157.4 million cubic feet of natural gas per day. As of December 31, 2012, cumulative production totaled 2.0 billion barrels of crude oil and 2.1 trillion cubic feet of natural gas. As of December 31, 2012, proved hydrocarbon reserves totaled 277.5 million barrels of oil and 510.4 billion cubic feet of natural gas, or a total of 373.2 million barrels of oil equivalent. As of December 31, 2012, total proved developed reserves were 203.9 million barrels of oil equivalent.

In nominal peso terms, our capital expenditures for the Chuc project were Ps. 2,619 million in 2010, Ps. 3,730 million in 2011 and Ps. 7,870 million in 2012. In 2013, we expect our capital expenditures for the Chuc project to be Ps. 10,321 million and anticipate that our total accumulated capital expenditures for the project will reach approximately U.S. $3.6 billion.

Delta del Grijalva Project. The Delta del Grijalva project is the most important in the Southern region in terms of both oil and gas production. The project covers an area of 1,343 square kilometers and has been exploited by Pemex-Exploration and Production since 1982. As of December 31, 2012, there were a total of 170 wells drilled, of which 59 were producing. During 2012, the project produced an average of 141.0 thousand barrels of crude oil and 467.5 million cubic feet of natural gas per day. The most important fields are Sen, Caparroso-Pijije-Escuintle and Tizón.

•

Sen. This field covers an area of 45.1 square kilometers. As of December 31, 2012, a total of 48 wells had been completed, 19 of which were producing. During 2012, the field produced an average of 50.6 thousand barrels of crude oil and 135.0 million cubic feet of natural gas per day. As of December 31, 2012, cumulative production was 292.9 million barrels of crude oil and 803.0 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 75.3 million barrels of crude oil and 196.5 billion cubic feet of natural gas. As of December 31, 2012, total proved reserves were 122.0 million barrels of oil equivalent, 113.2 million of which were developed.

•

Caparroso-Pijije-Escuintle. This field covers an area of 28.2 square kilometers. As of December 31, 2012, a total of 49 wells had been completed, 19 of which were producing. During 2012, the field produced an average of 45.2 thousand barrels of crude oil and 122.4 million cubic feet of natural gas per day. As of December 31, 2012, cumulative production was 207.1 million barrels of crude oil and 580.7 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 81.9 million barrels of crude oil and 221.1 billion cubic feet of natural gas. As of December 31, 2012, total proved reserves were 134.5 million barrels of oil equivalent, 110.3 million of which were developed.

•

Tizón. This field covers an area of 17.8 square kilometers. As of December 31, 2012, a total of 12 wells had been completed, eight of which were producing. During 2012, the field produced an average of 18.5 thousand barrels of crude oil and 91.4 million cubic feet of natural gas per day. As of December 31, 2012, cumulative production was 36.6 million barrels of crude oil and 212.6 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 25.3 million barrels of crude oil and 139.8 billion cubic feet of natural gas. As of December 31, 2012, total proved reserves were 58.5 million barrels of oil equivalent, 51.0 million of which were developed.

As of December 31, 2012, cumulative production in the Delta del Grijalva project was 0.7 billion barrels of crude oil and 2.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves as of December 31, 2012 totaled 227.3 million barrels of crude oil and 734.7 billion cubic feet of natural gas. As of December 31, 2012, total proved reserves were 404.2 million barrels of oil equivalent, 345.1 million of which were developed.

In nominal peso terms, our capital expenditures for the Delta del Grijalva project were Ps. 5,904 million in 2010, Ps. 6,501 million in 2011 and Ps. 5,671 million in 2012. In 2013, we expect our capital expenditures to be Ps. 5,313 million, bringing our total capital expenditures for the project to approximately U.S. $2.9 billion.

Integral Poza Rica Project. The Integral Poza Rica project is the second-largest crude oil producer in the Northern region. This project covers an area of 649 square kilometers. The Integral Poza Rica project has been exploited by Pemex-Exploration and Production since 1932, and a total of 174 wells were completed between 2002 and 2012. Since 2002, our investments in this project have been focused on accelerating the development of mature oil and gas fields located at the Poza Rica, San Andrés and Faja de Oro Terrestre areas, as well as the development of the fields corresponding to the Tres Hermanos Project, through the use of artificial lift systems, secondary recovery techniques and 3-D seismic acquisition. As of December 31, 2012, a total of 831 wells were producing. During 2012, the project produced an average of 32.4 thousand barrels of crude oil and 32.1 million cubic feet of natural gas per day. In addition, as of December 31, 2012, cumulative production was 3,838.1 million barrels of crude oil and 3,804.5 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 81.8 million barrels of crude oil and 83.3 billion cubic feet of natural gas as of the same date. As of December 31, 2012, total proved reserves were 92.0 million barrels of oil equivalent, 84.3 million of which were developed.

In nominal peso terms, our capital expenditures for the Integral Poza Rica project were Ps. 2,936 million in 2010, Ps. 4,687 million in 2011 and Ps. 4,948 million in 2012. In 2013, we expect our capital expenditures to be Ps. 1,877 million, bringing our total capital expenditures for the project to approximately U.S. $1.5 billion.

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

As of December 31, 2012, 50 wells had been completed, 47 of which were producing as of that date. During 2012, the project produced an average of 30.0 thousand barrels of crude oil and 134.0 million cubic feet of natural gas per day. As of December 31, 2012, cumulative production was 1.5 billion barrels of crude oil and 2.4 trillion cubic feet of natural gas. Proved hydrocarbon reserves totaled 447.9 million barrels of crude oil and 0.9 trillion cubic feet of natural gas as of the same date. As of December 31, 2012, total proved reserves were 686.9 million barrels of oil equivalent, 473.7 million of which were developed.

In 2005, we entered into a contract with Tecnología en Nitrógeno, S. de R.L. de C.V. for that entity to build, own and operate a nitrogen cryogenic plant to supply us with nitrogen for injection into the fields to maintain pressure. In 2012, we paid approximately Ps. 36 million to acquire nitrogen from this plant for pressure maintenance in connection with the project. From 2013 to 2017, we plan to continue to inject the same volume of nitrogen.

In nominal peso terms, our capital expenditures for the Jujo-Tecominoacán project were Ps. 6,584 million in 2010, Ps. 3,658 million in 2011 and Ps. 3,555 million in 2012. In 2013, we expect our capital expenditures to be Ps. 2,856 million, bringing our total accumulated capital expenditures for the project to approximately U.S. $3.3 billion.

Tamaulipas-Constituciones Project. The Tamaulipas-Constituciones project is the third-largest producer in the Northern region. This project covers an area of 850 square kilometers. The Tamaulipas-Constituciones project has been exploited by Pemex-Exploration and Production since 1956, and a total of 322 wells were completed between 2002 and 2012. This project is mainly composed of the Tamaulipas-Constituciones, Ébano, Pánuco, Cacalilao, Barcodón and Limón fields. Since 2001, our investments in this project have been focused on field development, as well as exploiting the production potential and reserves from the Ébano-Pánuco-Cacalilao area, based on testing and recovery technology, such as 3-D seismic acquisition, the drilling of development wells, infill drilling, and the waterflooding system at the Tamaulipas-Constituciones area. As of December 31, 2012, a total of 830 wells were producing. During 2012 the project produced an average of 19.9 thousand barrels of crude oil and 20.5 million cubic feet of natural gas per day. As of December 31, 2012, cumulative production was 1,309.8 million barrels of crude oil and 2,927.4 billion cubic feet of natural gas. Proved hydrocarbon reserves totaled 110.4 million barrels of crude oil and 65.7 billion cubic feet of natural gas as of the same date. As of December 31, 2012, total proved reserves were 118.6 million barrels of oil equivalent, 60.7 million of which were developed.

In nominal peso terms, our capital expenditures for the Tamaulipas-Constituciones project were Ps. 1,967 million in 2010, Ps. 3,800 million in 2011 and Ps. 3,313 million in 2012. In 2013, we expect our capital expenditures for this project to be Ps. 1,342 million, and anticipate that our total accumulated capital expenditures for the project will reach approximately U.S. $1.0 billion.

Crude Oil Sales

During 2012, domestic consumption of crude oil amounted to approximately 1,211.0 thousand barrels per day, which represented 47.5% of our total crude oil production. Through PMI’s activities, we sold the remainder of our crude oil production abroad. See “—Business Overview—International Trading” in this Item 4. Maya crude oil accounted for 75.2% of exported crude oil volume sold by PMI in 2012.

The following table sets forth crude oil distribution for the past five years.

Crude Oil Distribution

	At December 31,					2012 vs. 2011
	2008	2009	2010	2011	2012
	(in thousands of barrels per day)					(%)
Production	2,791.6	2,601.5	2,577.0	2,552.6	2,547.9	(0.2)
Distribution
Refineries	1,216.2	1,264.4	1,190.7	1,172.3	1,211.0	3.3
Petrochemicals(1)	131.1	97.4	0.0	0.0	0.0	0.0
Export terminals	1,406.9	1,231.7	1,358.0	1,342.9	1,268.3	(5.6)

Total	2,754.2	2,593.5	2,548.7	2,515.2	2,479.3	(1.4)

Statistical differences in stock measurements(2)	37.4	8.0	28.3	37.4	68.6	83.4

Note: Numbers may not total due to rounding.

(1)	There was no crude oil distributed to Pemex-Petrochemicals for the production of refined products in 2010, 2011 and 2012.
(2)	Includes measurement inconsistencies, shrinkage and leakage.

Source: Pemex-Exploration and Production.

Maya crude oil accounted for 41.7% of domestic consumption in 2012. Due to its high sulfur content, Maya crude oil requires extra processing and has lower refining yields than most valuable sweet crudes, and thus requires extra investment by the purchaser to refine. Therefore, we receive a lower price for Maya crude oil than we do for sweeter crude oils that cost less to refine. As a consequence of this price difference, we have supported the export value of sour crude oil such as Maya crude oil in relation to other grades of crude oil by creating incentives for refiners to invest in high-conversion refineries capable of upgrading the relatively large proportion of residue produced from processing sour crude oil. We have done this by entering into long-term Maya crude oil supply agreements pursuant to which purchasers have agreed to undertake projects to expand the capacity of their respective refineries to upgrade residue from Maya crude oil, and we have provided, for a limited period, support mechanisms to protect refinery margins in certain adverse market conditions. See “—Business Overview—International Trading—Geographic Distribution of Export Sales” in this Item 4.

Gas Flaring

The flaring of produced gas, which consists of the burning off of surplus combustible vapors from a well, usually occurs as a result of operational adjustments to carry out maintenance at production facilities, and in some cases is due to limitations in the ability to handle, process or transport natural gas. In addition, the flaring of produced gas is also used as a safety measure to relieve well pressure. Gas flaring is considered to be one of the most significant sources of air emissions from offshore oil and gas installations. In 2012, gas flaring represented 2.0% of total natural gas production, which represents a decrease from 2011, when gas flaring represented 3.8% of total natural gas production. This decrease reflects a lower frequency of operational problems and the resulting decreased need for maintenance of platforms equipment. Pemex-Exploration and Production’s goal is to reduce gas flaring to 1.6% of total natural gas production by the end of 2013. To achieve this goal, we will continue to implement programs to reduce gas flaring and improve gas extraction efficiency, including strategies to optimize the exploitation of wells with high associated gas content at the Cantarell project.

Pipelines

The crude oil and natural gas pipeline network owned by Pemex-Exploration and Production connects crude oil and natural gas producing centers with refineries and petrochemical plants. At the end of 2012, this pipeline network consisted of approximately 39,702 kilometers of pipelines, of which 3,527 kilometers were located in the Marine region, 11,530 kilometers were located in the Southern region and 24,645 kilometers were located in the Northern region. For a description of products transported by the pipeline network, see “—Business Overview—Transportation and Distribution” in this Item 4.

Financed Public Works Contracts

Our FPWC program, previously known as the Multiple Services Contracts program, was first announced in December 2001. The objective of the program is to provide a contractual framework that promotes an efficient execution of public works, in order to increase Mexico’s hydrocarbons production. The FPWC are public works contracts based on unit prices that aggregate a number of different services into a single contract. Under the FPWC framework, Pemex-Exploration and Production retains the rights and title to all hydrocarbons produced and works performed under each FPWC.

The following table summarizes Pemex-Exploration and Production’s existing FPWCs as of December 31, 2012.

Block	Contractor	Contract Amount (in millions of U.S. dollars)
Reynosa-Monterrey	Repsol Exploración México, S.A. de C.V.	U.S. $	2,437.2
Cuervito	PTD Servicios Múltiples, S. de R.L. de C.V.		260.1
Misión	Servicios Múltiples de Burgos, S.A. de C.V.		1,529.2
Fronterizo	PTD Servicios Múltiples, S. de R.L. de C.V.		265.0
Olmos	Lewis Energy México, S. de R.L. de C.V.		343.6
Pirineo	Monclova Pirineo Gas, S.A. de C.V.		645.3
Nejo	Iberoamericana de Hidrocarburos, S.A. de C.V.		1,916.2
Monclova	GPA Energy, S.A. de C.V.		1,070.0

Total		U.S. $	8,466.6

Source: Pemex-Exploration and Production.

During 2012, among other works performed under the FPWC program, 117 wells were drilled in the Burgos project, which represents approximately 55% of all wells drilled in Burgos. Also in 2012, 114 wells were completed, consisting of 105 development wells and nine exploratory wells. All but three of these completed wells were productive. The works carried out in 2012 represented an investment of approximately U.S. $560 million. By the end of 2012, natural gas production in the existing FPWC blocks reached 455 million cubic feet per day, which represents approximately 33% of all natural gas production from Burgos during 2012.

On March 1, 2013, the contract corresponding to the Nejo block was modified in order to adopt a structure similar to that of our Integrated Exploration and Production Contracts. Iberoamericana de Hidrocarburos, a contractor, has committed to invest approximately U.S. $400 million to develop the Nejo block under this new structure.

Integrated Exploration and Production Contracts

Our Integrated Exploration and Production Contracts (which we refer to as the Integrated E&P Contracts) program is based on the various laws and amendments enacted as part of the 2008 Energy Reform. See “—History and Development” in this Item 4. The objective of these Integrated E&P Contracts is to increase our execution capabilities, as well as our production. The hydrocarbons reserves located in and extracted from the contractual areas will continue to be exclusively owned by Mexico. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery costs, provided that the payments to the contractor may not exceed our cash flow from the particular block.

Pemex-Exploration and Production awarded its first round of Integrated E&P Contracts, relating to the Santuario, Carrizo and Magallanes fields in the Southern region in Mexico, in August 2011. In July and August of 2012, Pemex-Exploration and Production awarded its second round of Integrated E&P Contracts relating to Mexico’s Northern region, including four onshore (Altamira, Pánuco, San Andrés and Tierra Blanca) and one offshore (Arenque) block, to Petrofac, Schlumberger, Cheiron (Pico Petroleum) and Monclova Pirineos Gas/Alfacid del Norte. Under these first eight Integrated E&P Contracts, contractors have committed to invest at least U.S. $425 million to develop proved reserves of around 393 million barrels of oil equivalent.

On December 20, 2012, Pemex-Exploration and Production launched a call for bids for the third round of Integrated E&P Contracts, which it plans to award in July 2013. These contracts will cover six blocks (Soledad, Amatitlán, Humapa, Pitepec, Miquetla and Miahuapan) located onshore in the Chicontepec basin. Pemex-Exploration and Production plans to initiate additional bidding rounds for heavy crude oil by the end of 2013. In addition, it plans to initiate bidding rounds for deep water blocks in the Gulf of Mexico and non-conventional deposits during 2014.

Collaboration and Other Agreements

Pemex-Exploration and Production has entered into non-commercial scientific and technology agreements with the following parties, which as of the date of this report remain in effect:

•	Ecopetrol S.A. and Chevron Deepwater Mexico, Inc. during 2008;

•	Tecpetrol Internacional, S.L., Schlumberger Offshore Services (México), N.V., SINOPEC International Petroleum Service Mexico, S. de R.L. de C.V. and Petróleo Brasileiro S.A. during 2009;

•	Petróleo Brasileiro S.A., Shell Exploration Company (West) B.V. and Repsol Exploración México, S.A. de C.V. during 2010;

•	Petrobank Energy and Resources, Ltd., Seabird Exploration Americas, Inc. and Total Cooperation Technique Mexique, S.A.S. during 2011;

•	BP Exploration Operating Co. Ltd. during 2012; and

•	Statoil Mexico A.S. and ExxonMobil Ventures Mexico, Limited during 2013.

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

In 2012, Pemex-Exploration and Production signed an agreement with BP Exploration & Production Inc. and BP Corporation North America, Inc. (which we collectively refer to as the BP companies) to share technical information to build, operate and maintain our well capping system for drilling platforms operating in the deep waters of the Gulf of Mexico. The BP companies have agreed to share the technical information and expertise needed to operate this system with us at no cost. We have agreed that if we make any future advances to this well capping technology, we will in turn share them with the BP companies at no cost.

On April 12, 2012, Pemex-Exploration and Production and Comercial Cupet S.A., on behalf of Unión Cuba-Petróleo (also known as Cupet), a Cuban state oil company, signed a non-binding letter of intent to discuss possible alternatives for future collaboration and participation in certain exploration and production blocks in the Cuban exclusive economic zone. The parties did not reach an agreement about the nature or scope of any actual participation in oil exploration projects, and the letter of intent expired in April 2013. As of the date of this report, there have been no additional agreements, commercial arrangements or other contacts between Pemex-Exploration and Production and Cupet.

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

These production processes together constitute Pemex-Refining’s production capacity as set forth in the table below.

Refining Capacity by Production Process

	At December 31,
	2008	2009	2010	2011	2012
	(in thousands of barrels per day)
Production Process
Atmospheric distillation	1,540.0	1,540.0	1,540.0	1,690.0	1,690.0
Vacuum distillation	754.0	754.0	754.0	832.0	832.0
Cracking	380.5	380.5	380.5	422.5	422.5
Visbreaking	91.0	91.0	91.0	91.0	91.0
Reforming	279.3	279.3	279.3	279.3	279.3
Hydrotreatment	926.1	926.1	1,010.1	1,067.5	1,067.5
Alkylation and isomerization	128.5	128.5	128.5	141.9	155.3
Coking	100.0	100.0	100.0	155.8	155.8

Source: Base de Datos Institucional (Pemex Institutional Database, or Pemex BDI).

At the end of 2012, Pemex-Refining owned and operated six refineries: Cadereyta, Madero, Minatitlán, Salamanca, Salina Cruz and Tula. Our refineries are comprised of atmospheric and vacuum distillation units, where the bulk of crude oil input is processed. Secondary processing facilities include desulfurization units and facilities for catalytic cracking, reforming and hydrotreating. During 2012, our refineries processed 1,199 thousand barrels per day of crude oil (188 thousand barrels per day at Cadereyta, 128 thousand barrels per day at Madero, 171 thousand barrels per day at Minatitlán, 179 thousand barrels per day at Salamanca, 257 thousand barrels per day at Salina Cruz and 277 thousand barrels per day at Tula), which total consisted of 697 thousand barrels per day of Olmeca and Isthmus crude oil and 502 thousand barrels per day of Maya crude oil.

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

Production

Pemex-Refining produces a wide range of products derived from crude oil and natural gas, including LPG, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and other refined products. Pemex-Refining produced 1,226 thousand barrels per day of refined products (including dry gas by-products of the refining process) in 2012, an increase of 3.0% from 2011 levels. This increase in refined products production was mainly due to the startup of new plants following the reconfiguration of the Minatitlán refinery and to the improved performance of the national refining system.

The following table sets forth, by category, Pemex-Refining’s production of petroleum products from 2008 through 2012.

Pemex-Refining Production

	Year ended December 31,					2012 vs. 2011
	2008	2009	2010	2011	2012
	(in thousands of barrels per day)					(%)
Refinery Crude Oil Runs	1,261.0	1,294.9	1,184.1	1,166.6	1,199.3	2.8
Refined Products
Liquefied petroleum gas	25.9	27.1	25.5	21.4	25.2	17.8
Gasoline
Pemex Magna	418.7	364.0	341.2	324.2	336.8	3.9
Ultra Low Sulfur Magna(1)	—	81.8	67.3	61.7	61.5	(0.3)
Pemex Premium(2)	25.4	22.7	12.5	13.7	19.7	43.8
Base	6.5	3.0	3.0	0.7	0.0	(100.0)
Others	0.1	0.1	0.1	0.0	0.0	0.0

Total	450.7	471.5	424.2	400.3	418.1	4.4
Kerosene (Jet fuel)	64.0	57.1	51.9	56.3	56.6	0.5
Diesel
Pemex Diesel(3)	336.1	291.4	221.0	193.6	225.9	16.7
Ultra Low Sulfur Diesel(1)	—	44.5	67.7	80.1	72.6	(9.4)
Others	7.4	1.0	0.8	0.1	1.0	900.0

Total	343.5	337.0	289.5	273.8	299.6	9.4
Fuel oil	288.7	316.2	322.3	307.5	273.4	(11.1)
Other refined products
Asphalts	34.3	31.9	24.9	26.1	23.1	(11.5)
Lubricants	5.1	4.2	4.3	3.7	3.9	5.4
Paraffins	1.0	0.8	0.8	0.7	0.8	14.3
Still gas	54.9	54.9	54.2	62.6	67.8	8.3
Other refined products(4)	38.8	42.0	31.7	37.9	57.3	51.2

Total	134.1	133.8	115.8	131.0	152.9	16.7

Total refined products	1,306.9	1,342.7	1,229.1	1,190.2	1,225.9	3.0

Note: Numbers may not total due to rounding.

(1)	Production started in January 2009.
(2)	Pemex Premium is an Ultra Low Sulfur gasoline with 0.003% sulfur content.
(3)	Pemex Diesel is sold in the northern border market with 0.0015% sulfur content.
(4)	Includes principally coke, along with other products such as aeroflex 1-2, furfural extract and light cyclic oil.

Source: Pemex BDI.

Fuel oil, automotive gasoline and diesels represent the bulk of Pemex-Refining’s production. In 2012, fuel oil represented 22.3%, gasoline represented 34.1% and diesel fuel represented 24.4% of total petroleum products production. Jet fuel represented 4.6% and LPG represented 2.1% of total production of petroleum products in 2012. The remainder of Pemex-Refining’s production consisted of a variety of other refined products.

As a result of our strategy of investing in technology to improve the quality of our fuels, all of our automotive gasoline production now consists of unleaded gasoline. In addition, we have introduced new environmentally sound products such as Ultra Low Sulfur gasoline and diesel. We also promote LPG as an environmentally sound substitute fuel for gasoline in motor vehicles.

Domestic Sales

We market a full range of refined products, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. We are one of a few major producers of crude oil worldwide that experiences significant domestic demand for our refined products.

For the five years ended December 31, 2012, the value of Pemex-Refining’s domestic sales of refined products and petrochemicals was as follows:

Value of Domestic Sales of Pemex-Refining(1)

	Year ended December 31,										2012 vs. 2011
	2008		2009		2010		2011		2012
	(in millions of pesos)(2)										(%)
Refined Products
Gasoline
Pemex Magna	Ps.	231,071.4	Ps.	233,307.2	Ps.	270,121.9	Ps.	300,936.8	Ps.	326,187.2	8.4
Pemex Premium		34,909.6		25,180.3		24,987.2		27,520.1		42,486.0	54.4
Aviation fuels		236.9		240.9		247.1		353.4		396.2	12.1
Others		69.0		49.6		74.4		59.9		95.6	59.6

Total		266,286.8		258,778.0		295,430.7		328,870.2		369,165.1	12.3
Kerosene
Jet fuel		31,936.4		18,320.7		22,935.3		31,560.2		36,336.5	15.1
Other kerosenes		101.9		119.2		179.0		215.9		224.0	3.8

Total		32,038.3		18,439.9		23,114.3		31,776.1		36,560.5	15.1
Diesel
Pemex Diesel		96,434.7		106,129.0		125,556.4		142,559.8		163,113.6	14.4
Others		14,990.0		15,392.4		18,453.2		23,681.4		30,609.0	29.3

Total		111,424.7		121,521.5		144,009.6		166,241.2		193,722.6	16.5
Fuel oil
Total		61,670.2		51,907.6		56,766.7		80,265.5		99,839.9	24.4
Other refined products
Asphalts		11,492.9		10,277.1		8,814.1		10,539.1		11,165.0	5.9
Lubricants		3,318.1		2,000.5		2,429.8		3,153.8		3,097.7	(1.8)
Paraffins		371.6		235.3		297.5		304.2		377.1	24.0
Coke		112.7		99.0		106.4		104.5		346.3	231.4

Total	Ps.	15,295.3	Ps.	12,611.9	Ps.	11,647.7	Ps.	14,101.6	Ps.	14,986.1	6.3

Total Refined Products	Ps.	486,715.3	Ps.	463,258.8	Ps.	530,969.0	Ps.	621,254.5	Ps.	714,274.2	15.0

Petrochemicals(3)	Ps.	3,288.4	Ps.	2,859.0	Ps.	4,089.7	Ps.	4,424.3	Ps.	6,544.9	47.9

Note: Numbers may not total due to rounding.

(1)	Excludes IEPS tax and value added tax. See “—Taxes and Duties” in this Item 4.
(2)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(3)	These are petrochemical products produced at refineries operated by Pemex-Refining.

Source: Pemex BDI.

The largest consumers of fuels in Mexico are the Federal Electricity Commission and our subsidiary entities. The Federal Electricity Commission consumed approximately 92% of our fuel oil production during 2012, pursuant to a fuel oil supply contract entered into in November 1995 and amended effective January 1, 2005. Pursuant to this amendment, the minimum amount of fuel oil that we agreed to supply to the Federal Electricity Commission during 2012 was 118,300 barrels per day, in accordance with the supply capacity of Pemex-Refining and the requirements of the Federal Electricity Commission under its official program of substitution of fuel oil with natural gas. The price per cubic meter of the fuel oil supplied to the Federal Electricity Commission is based on the three-month average spot price per cubic meter of Fuel Oil No. 6 (3% sulfur) at Houston, Texas, as quoted in Platt’s U.S. Marketscan and adjusted for quality and transportation cost differentials. In addition, the price of the fuel oil is discounted by a commercial margin on each cubic meter of fuel oil. In 2012, this volume discount amounted to approximately 0.4% of our total fuel oil sales to the Federal Electricity Commission. The contract can be terminated by either party upon six months’ notice. The total amount paid to us by the Federal Electricity Commission under this contract in 2012 was Ps. 91,783 million, which represented 12.8% of our total revenues from domestic sales of refined products.

In 2012, our domestic sales of refined products increased by Ps. 93,019.7 million, or 15.0% in value, as compared to 2011 levels. This increase was primarily due to a 1.9% increase in the volume of domestic distillates sales and higher international prices of refined products in 2012.

The volume of Pemex-Refining’s domestic sales of refined products for the five-year period ended December 31, 2012 was distributed as follows:

Volume of Domestic Sales of Pemex-Refining

	Year ended December 31,					2012 vs. 2011
	2008	2009	2010	2011	2012
	(in thousands of barrels per day, except where otherwise indicated)					(%)
Refined Products
Gasoline
Pemex Magna	706.2	727.7	743.7	738.6	715.3	(3.2)
Pemex Premium	85.7	64.1	57.8	60.5	87.7	45.0
Aviation fuels	0.5	0.5	0.5	0.5	0.5	0.0
Others	0.1	0.1	0.2	0.1	0.2	100.0

Total	792.6	792.4	802.2	799.7	803.7	0.5
Kerosenes
Jet fuel	65.0	55.0	55.8	56.1	59.3	5.7
Other kerosenes	0.4	0.4	0.6	0.6	0.6	0.0

Total	65.4	55.4	56.4	56.8	59.9	5.5
Diesel
Pemex Diesel	332.0	314.5	325.1	330.6	339.4	2.7
Others	50.0	44.5	46.0	52.9	61.1	15.5

Total	382.0	359.0	371.1	383.6	400.5	4.4
Fuel oil
Total	219.6	209.0	184.9	200.6	214.4	6.9
Other refined products
Asphalts	32.6	30.7	23.6	24.6	22.3	(9.3)
Lubricants	5.6	4.5	4.7	4.2	4.1	(2.4)
Paraffins	1.0	0.8	0.8	0.8	0.8	0.0
Coke	35.9	38.0	30.0	31.0	49.8	60.6

Total	75.0	73.9	59.1	60.6	77.1	27.2

Total refined products	1,534.6	1,489.7	1,473.6	1,501.2	1,555.5	3.6

Petrochemicals(1)	278.9	365.4	325.0	292.0	656.3	124.8

Note: Numbers may not total due to rounding.

(1)	In thousands of metric tons. These are petrochemical by-products of the refining process produced and sold by Pemex-Refining.

Source: Pemex BDI.

The volume of our domestic gasoline sales increased by 0.5% in 2012, from 799.7 thousand barrels per day in 2011 to 803.7 thousand barrels per day in 2012. The volume of our domestic diesel sales increased by 4.4%, from 383.6 thousand barrels per day in 2011 to 400.5 thousand barrels per day in 2012. The volume of our domestic sales of fuel oil increased by 6.9%, from 200.6 thousand barrels per day in 2011 to 214.4 thousand barrels per day in 2012, primarily due to an increase in the Federal Electricity Commission’s demand for fuel oil.

Since 1998, at the retail level, we have offered standard and premium grades of unleaded gasoline throughout Mexico. Since October 2006, all Pemex Premium gasoline has had an ultra-low sulfur content of 0.003%. Since January 2007, diesel sold at the northern border of Mexico has had a sulfur content of 0.0015%. Our efforts to build and enhance our brands have also progressed during the past five years. All of Mexico’s independent gasoline service stations now participate in our franchise program, which provides financial assistance to upgrade equipment and facilities, as well as technical assistance in the development of marketing and customer service programs. At the end of 2012, there were 10,042 retail service stations franchised or owned by Pemex-Refining, of which 9,993 were privately owned and operated as franchises and 49 were owned by Pemex-Refining. This total number of retail service stations represented an increase of 4.2% from the 9,637 service stations as of December 31, 2011.

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

On January 7, 2009, the Acuerdo Nacional en favor de la Economía Familiar y el Empleo (National Agreement in Favor of Family Economy and Employment) was announced, an agreement aimed at mitigating the effects on Mexico of the global economic crisis. The agreement suspended the periodic increases in the retail price of unleaded gasoline until December 18, 2009. From December 19, 2009 to February 5, 2010, the Mexican Government renewed these periodic price increases, which ranged from three to nine Mexican cents per liter per month. From February 6, 2010 to December 9, 2011, the Mexican Government continued these periodic price increases, which ranged from four to eight Mexican cents per liter per month. From December 10, 2011 to January 4, 2013, the increases ranged from five to nine Mexican cents per liter per month. From January 5, 2013 to April 6, 2013, the increases continued in increments of eleven Mexican cents per liter per month.

Periodic increases in diesel prices ranged from two to eight Mexican cents per liter per month during the first seven months of 2008, and from 20 to 30 Mexican cents per liter per month from August 2008 to February 6, 2009. From February 7, 2009 to December 25, 2009, diesel prices were periodically increased by five Mexican cents per liter per month. From December 26, 2009 to December 9, 2011, the Mexican Government renewed these periodic price increases in increments of eight Mexican cents per liter per month. From December 10, 2011 to January 4, 2013, these periodic price increases continued in increments of nine Mexican cents per liter per month. From January 5, 2013 to April 6, 2013, the increases continued in increments of eleven Mexican cents per liter per month. Despite these increases, diesel prices in Mexico have remained below most international diesel reference prices.

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

Investments

Over the past several years, Pemex-Refining has focused its investment program on enhancing the quality of the gasoline and diesel it produces to meet new environmental standards in Mexico, improving its ability to process heavy crudes in order to optimize the crude oil blend in its refineries and increasing the production of unleaded gasoline and diesel to supply growing demand at low cost, as opposed to increasing its overall crude oil processing capacity. This focus is primarily the result of the abundance of heavy crudes in Mexico. In addition, due to the reduced availability of heavy crude oil in the export markets, the lower cost of raw materials in Mexico leads to higher profit margins on the heavy crude oil we do export. In the medium term, Pemex-Refining will continue to import unleaded gasoline to satisfy domestic demand. During 2012, Pemex-Refining imported approximately 393 thousand barrels per day of unleaded gasoline, which represented approximately 49% of total domestic demand for unleaded gasoline in that year. In 2012, Pemex-Refining invested Ps. 28,944 million in capital expenditures, 15.1% more than its Ps. 25,157 million of capital expenditures in 2011. Of this total investment, Pemex-Refining allocated Ps. 5,366 million to the Minatitlán project, Ps. 3,083 million to its investments to expand and upgrade refineries and related installations, Ps. 7,420 million to environmental and industrial safety projects, Ps. 10,179 million to rehabilitation projects, Ps. 2,450 million to other projects and acquisitions and Ps. 446 million to the new refinery in Tula, Hidalgo, of which Ps. 362 million was for pre-investment studies and Ps. 84 million was for other expenses related to this refinery.

Clean Fuels Project. This project is being developed in our six refineries, with a first phase involving the installation of eight ultra-low sulfur gasoline (ULSG) post-treatment units, the capacities of which are set forth below by refinery. This phase of the project is being carried out among three groups of our refineries, as follows: group 1, Tula and Salamanca (62.8% and 59.3% complete, respectively), with construction expected to be completed by 2015; group 2, Cadereyta and Madero (87.2% and 80.3% complete, respectively), with construction expected to be completed by the end of 2013; and group 3, Minatitlán and Salina Cruz (61.4% and 59.5% complete, respectively), with construction expected to be completed by 2014.

	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula
ULSG units (tbpd)	1 (42)	2 (20)	1 (25)	1 (25)	2 (25)	1 (30)

Note: tbpd = thousand barrels per day.

Source: Pemex-Refining.

The second phase of the Clean Fuels Project involves the construction of five new ultra-low sulfur diesel facilities and the reconfiguration of 17 existing units. This portion of the project will be carried out in two phases: (i) a Cadereyta diesel phase and (ii) a diesel phase for the five remaining refineries. The engineering development for the Cadereyta diesel phase was completed in 2010 and an independent expert delivered his final due diligence report on the project in February 2012. Construction began in March 2013 and is expected to be completed in 2016. Basic engineering for the facilities associated with the diesel phase in the five remaining refineries is expected to be completed in September 2013, and construction is expected to begin in the second quarter of 2014 and end in 2017. Until construction is completed, we will import ultra-low sulfur fuels in order to meet local demand.

The following table sets forth, by refinery, the number of new as well as reconfigured units under the Clean Fuels Project diesel phase.

Clean Fuels Project New and Reconfigured Units

	Refineries
Processing plants	Cadereyta	Madero	Minatitlán	Salamanca	Salina Cruz	Tula	Total
New gasoline post-treatment units	1	2	1	1	2	1	8
New diesel units	1	2	1	1	—	—	5
Reconfigured diesel units	3	1	1	3	4	5	17

Source: Pemex-Refining.

New Refinery at Tula. On August 12, 2009, with the required donation of land for the project by the government of Hidalgo having been completed, we announced the construction of a new refinery in Tula in the state of Hidalgo. The new refinery is expected to have a Maya crude oil processing capacity of 250 thousand barrels per day, and to produce approximately 163 thousand barrels per day of gasoline and 117 thousand barrels per day of diesel. It is also expected to process 76 thousand barrels per day of vacuum residue from the existing Miguel Hidalgo refinery in Tula in order to convert it into high value fuels such as gasoline and diesel. All distilled products processed at the refinery will meet ultra-low sulfur content specifications and no fuel oil will be produced. During 2012, we spent Ps. 362 million on pre-investment studies and Ps. 84 million on other investments for this new refinery.

During 2012, the following contracts were awarded in connection with the construction of the refinery at Tula:

Contractor(s) & facilities	Contract Date	Contract Amount (in millions of U.S. dollars)		Startup Date
ICA Fluor Daniel, S. de R.L. de C.V.	February 2012	U.S. $	135.0	March 2012
For engineering and management services for the first phase of construction.

Instituto Mexicano del Petróleo	February 2012	U.S. $	42.8	February 2012
For engineering services for the procurement and construction of the pipelines that will serve the refinery.

Bechtel Hydrocarbon Technology Solutions Inc.	August 2012	U.S. $	12.5	August 2012

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for the delayed coking plant that is expected to have a processing capacity of 166 thousand barrels per day.

Axens North America Inc.	September 2012	U.S. $	4.5	September 2012
For engineering services for a gas-oil hydrodesulfurizer plant with a processing capacity of 121 million barrels per day.

Jacobs Nederland B.V.	September 2012	U.S. $	3.2	September 2012
For engineering and management services for a sulfur recovery plant with a processing capacity of 1,920 tons per day.

UOP LLC	September 2012	U.S. $	15.3	September 2012

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for the naphtha reforming plant with continuous catalytic regeneration with a capacity of 66 thousand barrels per day.

UOP LLC	September 2012	U.S. $	6.7	September 2012

For the processing design package, as well as technical assistance and the licensing of refinery technologies, for the hexane and pentane isomerizing plant with an expected capacity of 21 thousand barrels per day.

UOP LLC	September 2012	U.S. $	3.3	September 2012
For the processing design package, as well as technical assistance and the licensing of refinery technologies, for the butane isomerizing plant with a capacity of 6 thousand barrels per day.

Contractor(s) & facilities	Contract Date	Contract Amount (in millions of U.S. dollars)		Startup Date
UOP LLC	September 2012	U.S. $	18.2	September 2012
For the processing design package, as well as technical assistance and the licensing of refinery technologies, for the fluid catalytic cracking plant with a capacity of 105 thousand barrels per day.

Construcciones y Trituraciones S.A.	October 2012	U.S. $	35.0	October 2012
For the relocation of three irrigation channels that run through the land on which the refinery is being developed.

In addition, we awarded various contracts for an estimated U.S. $7 million in connection with site clearance and studies for future on-site work. As of December 2012, the total estimated cost of the refinery was Ps. 148,359 billion (equivalent to U.S. $11,610 million), and the project is scheduled to be completed by the end of 2018.

Reconfiguration of the Salamanca Refinery. The reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca focuses on the conversion of residuals into high-value distillates (without a need for increased crude oil processing), as well as on upgrading of the lubricants train to produce group II lubricants (which contain almost no impurities and therefore have superior anti-oxidation properties), and is expected to increase the capacity and the profitability of this refinery. In 2012, we continued the basic engineering stage of the deep-cut vacuum distillation unit. In 2013, we also plan to continue to make the investments contemplated by the basic and extended engineering contracts for other facilities within this refinery, which include contracts for fluid catalytic cracking, heavy waste unit (H-Oil) reconfiguration, catalytic reforming unit reconfiguration, gas oil hydrotreating, modernization of the lubricants, sulfur and hydrogen unit and water treatment, energy supply, amine treatment and other facilities. The project will be carried out in two phases: the first phase involves the installation of a delayed coker unit and infrastructure sufficient to begin operations in December 2017, while the second phase will incorporate complementary units and is expected to be completed by November 2018.

Minatitlán Project. This refining project is intended to increase production of high quality gasoline and middle distillates and to increase Maya crude oil processing to 70% of all crude oil processing performed. The work associated with the Minatitlán project was subdivided into six contracts awarded through competitive bidding from 2003 to 2005. The original and final contract amount and date of commencement of operations of the facilities comprising each contract package are as follows:

Package	Contractor(s) & facilities	Contract Date	Original Contract Amount (in millions of U.S. dollars)		Final Contract Amount (in millions of U.S. dollars)(1)		Startup Date
1	Tradeco Infraestructura, S.A. de C.V. and Pager de Tabasco, S.A. de C.V.	November 2003	U.S. $	40.0	U.S. $	43.8	July 2005

2	ICA Fluor Daniel, S. de R.L. de C.V.	October 2004	U.S. $	692.6	U.S. $	1,039.9
	Utilities						September 2009
	Outside Battery Limits						May 2009
	Sour water treatment facility						August 2010

3	Dragados Proyectos Industriales de México, S.A. de C.V. and Dragados Industrial, S.A.	October 2004	U.S. $	534.1	U.S. $	832.4
	Atmospheric and vacuum unit to process 100% Maya crude oil						July 2011
	Catalytic cracking unit						August 2011
	Diesel hydrotreatment unit						July 2010

4	Mina-Trico, S. de R.L. de C.V.	February 2005	U.S. $	317.0	U.S. $	520.4
	Gas oil hydrotreatment plant						October 2011
	Hydrogen unit						August 2010
	Sulfur Recovery unit						September 2010

5	Proyectos Ebramex, S. de R.L. de C.V.	February 2005	U.S. $	317.9	U.S. $	505.9
	Delayed coker unit						December 2011
	Amine regenerator plant						December 2011
	Coker naphtha hydrotreatment unit						May 2011

6	Samsung Ingeniería Minatitlán, S.A. de C.V. and Samsung Engineering Co. Ltd.	February 2005	U.S. $	154.1	U.S. $	176.5
	Alkylation unit—U-18000						November 2011
	Alkylation unit—U-19000						February 2012

(1)	Final contract amounts include an additional payment made pursuant to the terms of the contracts, which in each case was authorized by the SFP.

As of December 31, 2012, all units and facilities of the Minatitlán project had been completed and were in operation. During 2012, we spent an estimated Ps. 5,366 million on the Minatitlán project.

Tuxpan Pipeline. This project is intended to help meet the increasing demand for refined products in the metropolitan area of the Mexico Valley. The total cost of the project is Ps. 3,564 million, which includes the construction of a pipeline measuring 18 inches in diameter and 109 kilometers in length, five storage tanks located at the Tuxpan Maritime Terminal with a capacity of 100,000 barrels each and a research study to determine the best option for the discharge of refined products from tankers and pipelines to these storage tanks. ARB Arendal, S. de R.L. de C.V. began construction of the pipeline in June 2009. The pipeline was completed in October 2012 and started full operations in November 2012. Tradeco Infraestructura, Tradeco Industrial, ITECSA and Grupo OLRAM were, in association, awarded the contract for construction of the storage tanks, which they began in October 2009 and are scheduled to complete in July 2013. Finally, the Federal Electricity Commission conducted the research study, the results of which were delivered to us in April 2010. The Federal Electricity Commission concluded that we do not need to invest in additional discharge systems, due to our having a sufficient amount of monobuoys already in operation.

2013 Refining Investment Budget. For 2013, Pemex-Refining has budgeted Ps. 56,199 million of capital expenditures. Pemex-Refining will invest 13.3% of this amount to expand and upgrade refineries and related installations, 7.8% on the planning of the new refinery in Tula, 40.2% on environmental and industrial safety projects, 30.0% on rehabilitation projects and 8.7% on other projects and acquisitions.

Mexicana de Lubricantes

In January 1993, Pemex-Refining established Mexicana de Lubricantes, S.A. de C.V. (which we refer to as MdeL), a company which manufactures, bottles and distributes automotive and industrial lubricants and greases. From 2005 to 2012, Pemex-Refining was involved in certain litigation and administrative proceedings in connection with MdeL. During 2012, a number of measures were taken in order to improve the operations and corporate governance practices of MdeL, particularly in connection with transparency and internal controls. These measures include:

•	approving the financial statements of MdeL for the fiscal years ended 2001 through 2011;

•	Pemex-Refining receiving dividend payments for the fiscal years ended 1998, 1999 and 2000, totaling Ps. 6.4 million;

•	reducing MdeL’s capital stock in exchange for a reimbursement of Ps. 282 million for Pemex-Refining, a measure that did not alter each shareholder’s relative participation in MdeL;

•	eliminating MdeL’s position as the exclusive purveyor of lubricants and greases to Mexico’s service stations, thereby opening the motor lubricant and grease market in Mexico;

•	strengthening MdeL’s corporate governance by appointing two independent professional members to the board of directors of MdeL, who will head the compensation committee and the audit committee; and

•	creating a special committee that will oversee MdeL’s compliance with the corporate governance measures adopted by the company’s shareholders.

Gas and Basic Petrochemicals

Natural Gas and Condensates

Pemex-Exploration and Production’s average natural gas production decreased by 3.2% in 2012, from 6,594 million cubic feet per day in 2011 to 6,385 million cubic feet per day in 2012, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals decreased by 3.2%, from 4,527 million cubic feet per day in 2011 to 4,382 million cubic feet per day in 2012. Natural gas production associated with crude oil production accounted for 70.1% of total natural gas production in 2012, with the remainder of natural gas production consisting of extraction from fields holding natural gas reserves. Although natural gas production is more geographically diverse than crude oil production, 183 fields (or 40.8% of the 449 producing fields) accounted for 29.9% of all natural gas production in 2012. Of total natural gas production, 40.6% originated in the Marine regions, 25.9% in the Southern region and the remainder, 33.5%, originated in the Northern region.

All wet natural gas production is directed to Pemex-Gas and Basic Petrochemicals’ gas processing facilities. At the end of 2012, Pemex-Gas and Basic Petrochemicals owned 11 facilities.

The following facilities are located in the Southern region:

•

Nuevo Pemex. This facility contains 13 plants that together in 2012 produced 877 million cubic feet per day of dry gas, 15 thousand barrels per day of ethane, 35 thousand barrels per day of liquefied gas, 20 thousand barrels per day of naphtha and 143 thousand tons of sulfur.

•

Cactus. This facility contains 22 plants that together in 2012 produced 770 million cubic feet per day of dry gas (which is natural gas with a methane content of more than 90.5%), 16 thousand barrels per day of ethane, 32 thousand barrels per day of liquefied gas, 14 thousand barrels per day of naphtha and 223 thousand tons of sulfur.

•	Ciudad Pemex. This facility contains eight plants that together in 2012 produced 787 million cubic feet per day of dry gas and 209 thousand tons of sulfur.

•	La Venta. This facility contains one plant that produced 125 million cubic feet per day of dry gas in 2012.

•

Matapionche. This facility contains five plants that together in 2012 produced 31 million cubic feet per day of dry gas, one thousand barrels per day of liquefied gas, 0.4 thousand barrels per day of naphtha and five thousand tons of sulfur.

•	Morelos. This facility contains one plant that in 2012 produced 34 thousand barrels per day of ethane, 41 thousand barrels per day of liquefied gas and 11 thousand barrels per day of naphtha.

•

Cangrejera. This facility contains two plants that together in 2012 produced 35 thousand barrels per day of ethane, 43 thousand barrels per day of liquefied gas and ten thousand barrels per day of naphtha.

•	Pajaritos. This facility contains one plant that produced ten thousand barrels per day of ethane in 2012.

The following facilities are located in the Northern region:

•

Burgos. This facility contains nine plants that together in 2012 produced 838 million cubic feet per day of dry gas, 18 thousand barrels per day of liquefied gas and 15 thousand barrels per day of naphtha.

•

Poza Rica. This facility contains five plants that together in 2012 produced 169 million cubic feet per day of dry gas, five thousand barrels per day of ethane, five thousand barrels per day of liquefied gas, two thousand barrels per day of naphtha and nine thousand tons of sulfur.

•

Arenque. This facility contains three plants that together in 2012 produced 32 million cubic feet per day of dry gas, 1.5 thousand barrels per day of a blend of ethane and natural gas liquids and three thousand tons of sulfur.

The following tables set forth Pemex-Gas and Basic Petrochemicals’ total natural gas processing and production, as well as processing capacity, for the five years ended December 31, 2012.

Natural Gas and Condensates Processing and Production(1)

	Year ended December 31,					2012 vs. 2011
	2008	2009	2010	2011	2012
	(in millions of cubic feet per day, except where otherwise indicated)					(%)
Processing
Wet gas	4,240	4,436	4,472	4,527	4,382	(3.2)
Sour gas	3,188	3,381	3,422	3,445	3,395	(1.5)
Sweet gas(2)	1,052	1,055	1,050	1,082	987	(8.8)
Condensates(3)	54	51	53	57	46	(19.3)
Gas to natural gas liquids extraction	4,224	4,399	4,458	4,483	4,346	(3.1)
Wet gas	4,085	4,252	4,304	4,347	4,206	(3.2)
Reprocessing streams(4)	139	146	154	136	140	2.9
Production
Dry gas(5)	3,461	3,572	3,618	3,692	3,628	(1.7)
Natural gas liquids(6)(7)	376	378	383	389	365	(6.2)
Liquefied petroleum gas(6)	182	181	184	185	176	(4.9)
Ethane(6)	117	121	119	121	115	(5.0)
Naphtha(6)(8)	74	76	79	82	72	(12.2)
Sulfur(9)	660	712	670	636	592	(6.9)

Note: Numbers may not total due to rounding.

(1)	Excludes operations of Pemex-Exploration and Production. Pemex-Exploration and Production produced a total of 6,385 million cubic feet per day of natural gas in 2012.
(2)	Includes sweet vapor from condensates.
(3)	Includes internal streams.
(4)	Reprocessing of pipeline dry gas at various cryogenic plants.
(5)	Does not include ethane reinjected into the natural gas stream.
(6)	In thousands of barrels per day.
(7)	Includes stabilized condensates, reprocessing streams from the Cangrejera petrochemical complex and other streams for fractionating.
(8)	Includes pentanes.
(9)	In thousands of tons.

Source: Pemex BDI.

Processing Capacity

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in millions of cubic feet per day, except where otherwise indicated)
Sweetening plants
Sour condensates(1)	144	144	144	144	144
Sour natural gas	4,503	4,503	4,503	4,503	4,503
Natural gas liquids recovery plants
Cryogenics(2)	5,592	5,792	5,792	5,712	5,912
Absorption(3)	350	—	—	—	—

Total	5,942	5,792	5,792	5,712	5,912
Natural gas liquids fractionating(1)(4)	587	569	569	569	569
Processing of hydrosulfuric acid	219	219	219	219	219

(1)	In thousands of barrels per day.
(2)	In 2008, an additional modular cryogenic plant started operations at the Burgos complex, with a capacity of 200 million cubic feet per day. In 2009, cryogenic plant No. 6, began operations at the Burgos complex, with a capacity of 200 million cubic feet per day. Since December 2011, the cryogenic plant at Cangrejera has been out of service. In October 2011, the capacity of the Nuevo Pemex complex cryogenic plant at the Nuevo Pemex complex was reduced from 1,550 to 1,500 million cubic feet per day. In November 2012, cryogenic plant No. 2 began operations at the Poza Rica GPC, with a capacity of 200 million cubic feet per day.
(3)	On August 31, 2009, the absorption plant at the Reynosa complex was shut down.
(4)	The liquids fractionating plant at the Reynosa complex has been out of service since August 31, 2009.

Source: Pemex BDI.

Domestic consumption of dry gas totaled 5,675.4 million cubic feet per day in 2012, a 1.9% increase from the 2011 domestic consumption of 5,570.2 million cubic feet per day. The subsidiary entities consumed approximately 40.0% of the total domestic dry gas consumed in 2012, while the industrial-distributor sector consumed 22.1%, the electrical sector consumed 33.5%, the electrical autogeneration sector consumed 2.2% and the trading sector consumed 2.2%.

We import dry gas to satisfy shortfalls in our production and to meet demand in areas of northern Mexico that, due to their distance from the fields, can be supplied more efficiently by importing natural gas from the United States. We imported 1,089.3 million cubic feet per day of natural gas in 2012, an increase of 37.7% from the 790.8 million cubic feet per day imported in 2011.

Pemex-Gas and Basic Petrochemicals processes sour and sweet condensates in order to obtain stabilized natural gas liquids and also produces liquid hydrocarbons obtained from sweet natural gas and recovered in surface separating facilities, as well as liquid hydrocarbons condensed in natural gas pipelines. Our production of natural gas liquids, including stabilized condensates, reprocessing and other fractionating streams, decreased by 6.2% from 389 thousand barrels per day in 2011 to 365 thousand barrels per day in 2012.

Pemex-Gas and Basic Petrochemicals processes sour condensates, which have a higher sulfur content, to produce stabilized sweet condensates. The volume of sour condensates we processed from Pemex-Exploration and Production and internal streams of Pemex-Gas and Basic Petrochemicals amounted to 36.0 thousand barrels per day in 2012, a 15.1% decrease from the 42.4 thousand barrels per day processed in 2011. Pemex-Gas and Basic Petrochemicals also processes sweet condensates at its Burgos facilities to produce light and heavy natural gasoline.

In January 2009, Pemex-Gas and Basic Petrochemicals began the construction of a cryogenic plant at the Poza Rica gas processing complex (which we refer to as a GPC), which has a processing capacity of 200 million cubic feet per day of sweet wet gas. The project also includes, among others installations, the construction of two storage tanks for liquid gas, each with a capacity of 20 thousand barrels. This cryogenic plant began operating in November 2012.

The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black feedstocks, natural gasoline and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. All other petrochemical products may be produced by Pemex-Petrochemicals, by Pemex-Refining or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell them either internally, within plants in the same unit or complex, or to sell them to Petróleos Mexicanos and the subsidiary entities.

Over the five years ended December 31, 2012, the value of Pemex-Gas and Basic Petrochemicals’ domestic sales was distributed as follows:

Value of Domestic Sales of Pemex-Gas and Basic Petrochemicals(1)

	Year ended December 31,										2012 vs. 2011
	2008		2009		2010		2011		2012
	(in millions of pesos)(2)										(%)
Natural gas	Ps.	105,436.3	Ps.	58,102.1	Ps.	67,141.3	Ps.	64,466.3	Ps.	50,233.0	(22.1)
Liquefied petroleum gas		55,972.1		49,461.3		53,385.9		57,981.0		64,966.5	12.0
Petrochemicals
Hexane		484.6		367.5		278.5		408.2		4.8	(98.8)
Dissolving agents		140.9		18.2		56.0		29.2		85.7	193.5
Sulfur		1,817.7		32.4		662.8		1,354.7		1,167.2	(13.8)
Carbon black(3)		1,423.6		1,149.9		1,808.9		2,368.2		1,115.7	(52.9)
Pentanes		115.2		73.6		144.4		232.0		46.9	(79.8)
Heptane		85.8		55.1		60.6		105.7		8.6	(91.9)
Butane		168.5		119.2		188.7		240.7		264.9	10.1
Propane		78.7		49.3		74.2		93.5		69.6	(25.6)
Others		—		0.2		—		—		—	—

Total Petrochemicals		4,315.0		1,865.3		3,274.1		4,832.2		2,763.4	(42.8)

Total	Ps.	165,723.4	Ps.	109,428.7	Ps.	123,801.4	Ps.	127,279.5	Ps.	117,962.8	(7.3)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.
(3)	Since May 2012, carbon black is sold by Pemex-Refining.

Source: Pemex BDI.

Subsidiaries of Pemex-Gas and Basic Petrochemicals

Pemex-Gas and Basic Petrochemicals conducts certain management, real estate and distribution activities through its subsidiaries and through certain joint ventures. The following table lists Pemex-Gas and Basic Petrochemicals’ subsidiaries, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2012.

Subsidiaries of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Mex Gas International, Ltd.(2)	Holding company	100.00
Pasco International, Ltd.	Holding company	100.00
Pasco Terminals, Inc.(3)	Storage and distribution of liquid sulfur	100.00
Pan American Sulphur, Ltd.(4)	Storage and handling of petroleum, petrochemical and chemical products through the loading/unloading of vessels and delivering/receiving of products by pipeline or truck	100.00
Terrenos para Industrias, S.A.	Real estate holding company	100.00

(1)	As of December 31, 2012.
(2)	Mex Gas International, Ltd. is the only subsidiary of Pemex-Gas and Basic Petrochemicals that is a consolidated subsidiary company. See Note 3(a) to our consolidated financial statements included herein.
(3)	Pasco Terminals, Inc. is a wholly owned subsidiary company of Pasco International, Ltd.
(4)	During 2012, Pemex-Gas and Basic Petrochemicals continued with the process for the liquidation of this entity. Pan American Sulphur, Ltd. hired Deloitte LLP to provide accounting services and Addleshaw Goddard to provide legal advisory services in connection with the voluntary liquidation.

Source: Pemex-Gas and Basic Petrochemicals.

The following table lists Pemex-Gas and Basic Petrochemicals’ joint ventures, their principal operating activities and Pemex-Gas and Basic Petrochemicals’ ownership interest as of December 31, 2012.

Joint Ventures of Pemex-Gas and Basic Petrochemicals(1)

Subsidiary	Principal Activity	Ownership Interest (%)
Gasoductos de Chihuahua, S. de R.L. de C.V.	Transportation of gas	50.00
CH4 Energía, S.A. de C.V.	Trading of gas	50.00

(1)	As of December 31, 2012.

Source: Pemex-Gas and Basic Petrochemicals.

Pipelines

Private Sector Participation in Natural Gas Distribution. The Regulatory Law provides that private and “social sector” companies may, with governmental authorization, store, distribute and transport natural gas, and may construct, own and operate natural gas pipelines, facilities and equipment.

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

In addition, with respect to first-hand sales of natural gas, Pemex-Gas and Basic Petrochemicals, in coordination with the Energy Regulatory Commission, has informed customers of the advantages of moving from the current transitory payment system (which is based on the volume of natural gas transported to each customer, but does not allow the customer to reserve transportation capacity) to a new permanent payment system that provides customers with the option to reserve transportation capacity of natural gas and make payments based on the volume consumed. This new payment system will allow customers to better estimate their consumption of natural gas, as well as enhance our ability to manage costs and capacity related to the transportation of natural gas. Pemex-Gas and Basic Petrochemicals is prepared to operate under the new system; however, as of the date of this report, the Energy Regulatory Commission has not declared it effective and only the Federal Electricity Commission, independent power producers and customers with self-generated electric power have expressed interest in moving to the new system. With regard to first-hand sales of natural gas, Pemex-Gas and Basic Petrochemicals, in conjunction with the Energy Regulatory Commission, is reviewing the rules that will govern gas sales under the new permanent payment system described above.

Los Ramones Gas Pipeline. On January 16, 2013, the Board of Directors of Petróleos Mexicanos authorized modifications to the Los Ramones pipeline project, which is part of a strategy to supply central Mexico with natural gas imported from the United States. The Los Ramones pipeline project will be implemented in two phases: phase one consists of the construction of a pipeline from Frontera, Tamaulipas to Los Ramones, Nuevo León which will be developed and owned by Gasoductos de Chihuahua, S. de R.L. de C.V., a joint venture between Pemex-Gas and Basic Petrochemicals and Sempra Gasoductos Holding, S. de R.L. de C.V., at an estimated cost of U.S. $688 million; and phase two will consist of the construction of a pipeline from Los Ramones to Apaseo el Alto, Guanajuato and has an estimated cost of U.S. $1,750 million. Pemex-Gas and Basic Petrochemicals expects to issue a call for bids for phase two in 2013.

Pricing Decrees

Natural gas prices for domestic sale are calculated in accordance with directives issued by the Energy Regulatory Commission on July 20, 2009 and the related Resolutions of December 20, 2010, March 3, 2011, December 20, 2012, January 17, 2013 and March 21, 2013. These prices reflect natural gas opportunity costs and competitive conditions in international markets and at the point of sale.

Since 2003, price control mechanisms for LPG have been implemented through governmental decrees. On December 28, 2007, the Mexican Government issued a decree establishing the maximum LPG price for first-hand and end-user sales. The decree became effective in January 2008, and established a monthly price increase from January 2008 to May 2008 of Ps. 0.0317 per kilogram over the weighted average end-user price of LPG after taxes. From June 2008 to December 2008, the amount of these price increases varied from month to month.

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

In January 2010, the Mexican Government issued a decree establishing the maximum weighted average end-user price of LPG before taxes of Ps. 8.08 per kilogram. Subsequently, as of February 2010 the Mexican Government established monthly maximum price increases in cents per kilogram before taxes, as follows:

Period	Mexican Cents per Kilogram
February 2010 to July 2011	5
August to November 2011	7
December 2011	8
January 2012 to April 2013	7

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

Investments

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 4,468 million in 2012, as compared to Ps. 3,019 million in 2011, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2013, the Mexican Government has approved Ps. 6,565 million in nominal terms of capital expenditures for Pemex-Gas and Basic Petrochemicals, including Ps. 283 million for the cryogenic plant at the Poza Rica GPC.

Cryogenic Plant at the Poza Rica GPC

In order to provide the infrastructure necessary to process the wet natural gas produced by the ATG project, Pemex-Gas and Basic Petrochemicals is constructing a cryogenic plant at the Poza Rica GPC, which will have a processing capacity of 200 million cubic feet per day of sweet wet gas, which will be located on Pemex-Gas and Basic Petrochemicals’ property and will utilize the facilities of the Poza Rica GPC. This project also includes, among others, the construction of two storage tanks for liquid gas, each with a capacity of 20 thousand barrels, an ecological burner, an effluent treatment plant and supporting infrastructure. The tender for this project was awarded on May 15, 2009 to a joint venture between ICA Flúor Daniel and Linde Process Plants, Inc., and the contract was signed on June 12, 2009. Construction began on August 17, 2009, the project commenced operations on November 9, 2012 and a performance test was successfully completed during the first week of December 2012. The project has been modified to reflect the 2012 planning cycle and the revised projections of the natural gas supply expected to be produced from the ATG project.

Electric Energy Cogeneration Program

As part of our Programa de Cogeneración de Energía Eléctrica (Electric Energy Cogeneration Program), we launched an international tender for the construction of our first large-scale cogeneration plant at the Nuevo Pemex GPC in the state of Tabasco on August 28, 2008. Pemex-Gas and Basic Petrochemicals will be able to use the electric energy generated by the plant at the GPC, and may use any surplus electric energy production in our other facilities.

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

Collaboration Agreements

On March 15, 2012, Pemex-Gas and Basic Petrochemicals and the state of Zacatecas signed a collaboration agreement to develop a pipeline to deliver natural gas to that state. Pemex-Gas and Basic Petrochemicals will be capable of supplying natural gas to customers who require it until the pipeline is completed.

On April 19, 2012, Pemex-Gas and Basic Petrochemicals and the state of San Luis Potosi signed a collaboration agreement to define and develop an infrastructure development plan concerning the supply of natural gas.

Ethane Supply Contract

On February 19, 2010, Pemex-Gas and Basic Petrochemicals entered into a contract to supply 66,000 barrels of ethane per day to the Etileno XXI project, a petrochemical complex in Nanchital, Veracruz that will produce ethylene and polyethylene. The Etileno XXI project is being developed and will be owned and operated by Braskem-IDESA, a Brazilian-Mexican consortium. In order to meet its obligations under this contract, Pemex-Gas and Basic Petrochemicals made adjustments to the infrastructure of its processing plants in the Ciudad Pemex, Nuevo Pemex and Cactus GPCs. Additional ethane will be transported from the GPCs located at Tabasco, in southeastern Mexico, to Coatzacoalcos, Veracruz. This contract provides for “take or pay—delivery or pay” obligations for the parties, and thus, in case of breach of its supply obligation, Pemex-Gas and Basic Petrochemicals is subject to the payment of liquidated damages. In the event of termination as a consequence of Pemex-Gas and Basic Petrochemicals’ material default under the ethane supply contract, Pemex-Gas and Basic Petrochemicals may be obligated to pay to the other parties involved in the project an amount equal to the termination value of this project (the value of which is determined pursuant to the contract and takes into consideration, among other factors, the outstanding debt of the project and the amount invested in the project at such time).

Petrochemicals

Capacity

At the end of 2012, Pemex-Petrochemicals owned eight petrochemical complexes for the production of non-basic petrochemical products. Pemex-Petrochemicals had a total installed capacity of 10,276 thousand tons of petrochemical products per year in 2012.

Pemex-Petrochemicals’ total production capacity for the last five years was distributed among its facilities as set forth below.

Pemex-Petrochemicals’ Total Capacity

	Year ended December 31,
Petrochemical Facility	2008	2009	2010(1)	2011	2012
	(in thousands of tons)
Cosoleacaque	4,975	4,975	2,150	2,150	2,150
Cangrejera	4,214	4,137	4,438	4,328	4,328
Morelos	2,575	2,575	2,261	2,286	2,286
Pajaritos	1,244	1,244	1,758	1,180	1,180
Escolín	337	337	55	55	55
Independencia	286	286	222	222	222
Camargo	333	333	—	—	—
Tula	68	68	55	55	55

Total	14,034	13,955	10,939	10,276	10,276

Note: Numbers may not total due to rounding.

(1)	Beginning in 2010, total capacity includes capacity from those plants available for operation, while in previous years it included capacity from plants that were not in operation and had a stand-by status.

Source: Pemex BDI.

Production

Pemex-Petrochemicals manufactures various non-basic petrochemical products, including:

•	methane derivatives, such as ammonia and methanol;

•	ethane derivatives, such as ethylene, polyethylene, vinyl chloride monomer, ethylene oxide and glycols;

•	aromatics and their derivatives, such as high octane hydrocarbon, paraxylene, styrene, benzene, toluene and xylenes;

•	propylene chain and its derivatives, such as acrylonitrile and propylene;

•	other products, such as oxygen, nitrogen, hexane, heptane, pyrolysis liquids, specialty petrochemical products, hydrochloric acid and muriatic acid; and

•	petroleum derivatives chain, such as octane base gasoline, amorphous gasoline, naphtha gas and heavy naphtha.

The total annual production of Pemex-Petrochemicals in 2012 was 6,347 thousand tons. Our combined total annual petrochemical production (including all subsidiaries) decreased by 13.8% in 2012, from 12,384 thousand tons in 2011 to 10,673 thousand tons in 2012. Of this amount, Pemex-Petrochemicals produced 6,347 thousand tons, representing a 22.2% decrease from Pemex-Petrochemicals’ production of 8,155 thousand tons of petrochemical products in 2011. The remainder of these petrochemical products was produced by Pemex-Refining and Pemex-Gas and Basic Petrochemicals. The decrease in petrochemical production was mainly due to a temporary shutdown in the aromatics chain as a result of the ongoing incorporation of a continuous catalytic regeneration reactor in the new plant at the Cangrejera petrochemical complex in order to improve the economic performance of that line of business.

For information on Pemex-Gas and Basic Petrochemicals’ petrochemical production, see “—Gas and Basic Petrochemicals” above.

The following table summarizes the annual production associated with the principal petrochemical activities of Pemex-Petrochemicals for the five years ended December 31, 2012.

Pemex-Petrochemicals Production

	Year ended December 31,					2012 vs. 2011
	2008	2009	2010	2011	2012
	(in thousands of tons per year)					(%)
Liquids
Hexanes	54	46	51	45	5	(88.9)
Heptanes	23	20	20	19	3	(84.2)

Total	77	65	71	64	8	(87.5)
Other inputs
Oxygen	455	445	460	447	418	(6.5)
Nitrogen	135	149	167	165	164	(0.6)
Hydrogen	148	110	159	128	0	(100.0)

Total	738	703	786	740	582	(21.4)
Petrochemicals
Methane derivatives	2,202	1,962	2,282	2,306	2,473	7.2
Ethane derivatives	2,604	2,695	2,831	2,750	2,775	0.9
Aromatics and derivatives(1)	1,354	1,233	1,525	1,285	166	(87.1)
Propylene and derivatives	17	31	84	62	49	(21.0)
Petroleum derivatives(1)	—	—	—	—	26	100.0
Others(1)	706	768	1,221	833	115	(86.2)

Total	6,883	6,689	7,943	7,237	5,604	(22.6)
Other products
Hydrochloric acid	93	92	109	98	108	10.2
Muriatic acid	49	37	34	16	45	181.3

Total	143	129	144	114	153	34.2

Subtotal	7,841	7,587	8,943	8,155	6,347	(22.2)

Refined products(2)	5,323	3,899	—	—	—	—

Total(3)	13,164	11,486	8,943	8,155	6,347	(22.2)

Note: Numbers may not total due to rounding.

(1)	In 2010, petrochemical products were reorganized between the aromatics and derivatives chain and the “others” chain. In addition, a new chain, named petroleum derivatives, was created. In 2009, the aromatics and derivatives chain included the following products: heavy aromatics, aromina 100, benzene, styrene, ethyl benzene, fluxoil, amorphous gasoline, octane base gasoline, high octane hydrocarbon, orthoxylene, paraxylene, solcan, toluene and xylenes. However, in 2010, amorphous gasoline and octane base gasoline were moved from the aromatics and derivatives chain to the petroleum derivatives chain, which also consisted of amorphous gasoline, octane base gasoline, naphtha gas and heavy naphtha. The latter two products had previously belonged to the “others” chain.
(2)	Refined products produced at these plants consisted almost entirely of virgin stock, which is a residual by-product that results from the use of crude oil as the raw material in production in the aromatics chain. Beginning in 2010, Pemex-Petrochemicals replaced crude oil as the raw material in production of refined products with naphtha and natural gasoline, thereby eliminating virgin stock production. Accordingly, as of 2010, Pemex-Petrochemicals no longer produces any refined products.
(3)	Figures include petrochemical products used as raw materials in the manufacturing of other petrochemical products.

Source: Pemex BDI.

Investments

Pemex-Petrochemicals invested Ps. 2,892 million on capital expenditures in 2012, which was allocated among the following ongoing projects as follows: Ps. 777 million for the modernization and expansion of the production capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves the use of new technology in the conversion of naphthas to aromatics, such as the use of a continuous catalytic regeneration reactor; Ps. 441 million for maintaining production capacity, and expanding the storage and distribution capacity of ammonia at the Cosoleacaque petrochemical complex; Ps. 206 million for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 125 million for maintaining production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 125 million for maintaining the production capacity of the auxiliary services infrastructure I at the Pajaritos petrochemical complex; Ps. 73 million for rehabilitation of facilities for physical security at the Morelos petrochemical complex; Ps. 65 million for maintaining the production capacity of the ethane derivatives train II at the Cangrejera petrochemical complex; Ps. 29 million for maintaining the production capacity of the aromatics train II at the Cangrejera petrochemical complex; Ps. 20 million for maintaining the production capacity of the ethylene plant at the Cangrejera petrochemical complex; Ps. 5 million for modernization and expansion of production capacity of the ethane derivatives chain I at the Morelos petrochemical complex; and Ps. 1,025 million for other modernization, optimization and infrastructure projects.

Pemex-Petrochemicals’ 2013 budget includes Ps. 5,708 million in capital expenditures, of which Ps. 487 million has been allocated for maintaining the production capacity of the ethylene plant at the Cangrejera petrochemical complex; Ps. 452 million has been allocated for the modernization and expansion of production capacity of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase production of ethylene oxide from 280 thousand tons per year to 360 thousand tons per year; Ps. 304 million has been allocated for the modernization and expansion of production capacity of the aromatics train (first phase) at the Cangrejera petrochemical complex, which involves new technology in the reforming of naphthas to aromatics using a continuous catalytic regeneration reactor; Ps. 236 million has been allocated for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 188 million has been allocated for rehabilitation of facilities for physical security at the Morelos petrochemical complex; Ps. 182 million has been allocated for maintaining the production capacity of the ethane derivatives chain II at the Cangrejera petrochemical complex; Ps. 181 million has been allocated for maintaining production capacity, storage and distribution of ammonia at the Cosoleacaque petrochemical complex; Ps. 169 million has been allocated for maintaining the production capacity of ethane derivatives chain II at the Morelos petrochemical complex; Ps. 103 million has been allocated for modernization and optimization of auxiliary services infrastructure I at the Morelos petrochemical complex; Ps. 65 million has been allocated for maintaining the production capacity of the auxiliary services infrastructure I at the Pajaritos petrochemical complex; Ps. 36 million has been allocated for maintaining production capacity of the aromatics train II at the Cangrejera petrochemical complex; Ps. 1 million has been allocated for the expansion of the styrene plant at the Cangrejera petrochemical complex; and Ps. 3,305 million has been allocated for other modernization, optimization and infrastructure projects.

Domestic Sales

In 2012, the value of the domestic sales of Pemex-Petrochemicals decreased by 3.8%, from Ps. 28,853.5 million in 2011 to Ps. 27,760.9 million in 2012. This decrease was primarily due to the low availability of aromatics and derivatives, as well as to the lower prices and contraction of demand for acrylonitrile, which forms part of the propylene chain. This decrease was partially offset by an increase in the prices of the methane chain.

Over the five years ended December 31, 2012, the value of Pemex-Petrochemicals’ domestic sales was distributed as set forth in the table below.

Value of Domestic Sales of Pemex-Petrochemicals(1)

	Year ended December 31,					2012 vs. 2011
	2008	2009	2010	2011	2012
	(in millions of pesos)(2)					(%)
Petrochemical Product
Ethane derivatives	Ps. 14,137.8	Ps. 11,983.9	Ps. 15,899.2	Ps. 16,539.6	Ps. 16,945.1	2.5
Aromatics and derivatives	5,335.1	2,704.0	2,725.5	4,387.0	2,979.4	(32.1)
Methane derivatives	5,438.8	3,895.0	4,465.8	5,956.0	6,562.6	10.2
Propylene and derivatives	386.6	400.5	1,441.3	1,467.1	1,134.8	(22.7)
Others	525.3	345.9	366.5	503.8	138.9	(72.4)

Total	Ps. 25,823.6	Ps. 19,329.3	Ps. 24,898.3	Ps. 28,853.5	Ps. 27,760.9	(3.8)

Note: Numbers may not total due to rounding.

(1)	Excludes value added tax.
(2)	Figures are stated in nominal pesos.

Source: Pemex BDI.

Joint Venture with Mexichem

On January 16, 2013, the Board of Directors of Petróleos Mexicanos authorized a joint venture between Pemex-Petrochemicals and Mexichem S.A.B. de C.V. (which we refer to as Mexichem), a Mexican chemical company, which will integrate at the Pajaritos petrochemical complex the production chain of ethane derivatives such as ethylene and vinyl chloride monomer. In connection with this joint venture, Pemex-Petrochemicals will lease the plants and related infrastructure at the Pajaritos petrochemical complex to Mexichem, which in turn will provide the funds necessary to upgrade this infrastructure at the Pajaritos petrochemical complex. As of the date of this report, the final terms and structure of this joint venture are still under review.

International Trading

The PMI Group

The PMI Group conducts international commercial activities for our crude oil, refined and petrochemical products, except for natural gas, which is marketed directly by Pemex-Gas and Basic Petrochemicals. The PMI Group’s main objectives are to assist in maximizing our profitability and optimizing our operations through the use of international trade, facilitating our link with the international markets and pursuing new business opportunities in marketing our products. The PMI Group manages the international sales of our crude oil and petroleum products and acquires in the international markets those petroleum products that we import to satisfy domestic demand. Sales of crude oil are carried out through PMI. Sales and purchases of petroleum products in the international markets are carried out through P.M.I. Trading, Ltd., which also performs third-party trading, transportation and risk management activities.

Exports and Imports

PMI purchases crude oil from Pemex-Exploration and Production and then sells it to PMI’s customers. PMI sold an average of 1,255.6 thousand barrels per day of crude oil in 2012, which represented 49.3% of our total crude oil production.

The following tables set forth the composition and average prices of our crude oil exports for the periods indicated.

	Year ended December 31,
	2008		2009		2010		2011		2012
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Crude oil exports (by volume)
Olmeca (API gravity of 38°-39°)	130	9	143	12	212	16	203	15	194	15
Isthmus (API gravity of 32°-33°)	23	2	14	1	75	6	99	7	99	8
Maya (API gravity of 21°-22°)	1,240	88	1,052	86	1,065	78	1,022	76	944	75
Altamira (API gravity of 15.0°-16.5°)	11	1	13	1	9	1	14	1	19	2

Total	1,403	100	1,222	100	1,361	100	1,338	100	1,256	100

Notes: Numbers may not total due to rounding.

tbpd = thousand barrels per day.

API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the American Petroleum Institute (API) scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.

Source: PMI operating statistics as of January 10, 2013.

	Year ended December 31,
	2008		2009		2010		2011		2012
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S. $	99.37	U.S. $	65.79	U.S. $	79.58	U.S. $	109.83	U.S. $	109.39
Isthmus		81.09		63.38		78.63		106.22		107.28
Maya		82.92		56.22		70.65		98.97		99.79
Altamira		79.69		53.50		68.80		96.60		96.37
Weighted average realized price	U.S. $	84.38	U.S. $	57.42	U.S. $	72.46	U.S. $	101.13	U.S. $	101.82

Source: PMI operating statistics as of January 10, 2013

Geographic Distribution of Export Sales

In 2012, 76.2% of PMI’s sales of our crude oil exports were to customers located in the United States. As of December 31, 2012, PMI had 24 customers in 10 countries. Among these countries, the largest proportion of our exports has consistently been to customers in the United States, Spain, India, Canada and China.

The following table sets forth our crude oil export sales by country for the five years ended December 31, 2012.

Crude Oil Exports by Country

	Percentage of Exports
	2008	2009	2010	2011	2012
United States	81.3%	86.8%	83.8%	81.8%	76.2%
Spain	8.8	6.6	8.9	8.3	13.2
India	2.5	2.5	1.7	2.8	6.0
Canada	1.8	1.7	1.8	1.5	1.8
China	—	—	1.9	2.7	0.8
Netherlands Antilles	2.6	—	—	—	—
Others	3.1	2.4	2.0	2.8	1.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

Source: PMI operating statistics as of January 10, 2013.

The following table sets forth the geographic distribution of PMI’s sales of crude oil exports for the five years ended December 31, 2012. The table also presents the distribution of exports among PMI’s crude oil types for those years.

Composition and Geographic Distribution of Crude Oil Export Sales

	Year ended December 31,
	2008		2009		2010		2011		2012
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
PMI Crude Oil Export Sales to:
United States and Canada	1,166	83	1,071	88	1,163	86	1,116	83	980	78
Europe	145	10	104	9	132	10	131	10	176	14
Far East	35	2	35	3	49	4	74	6	85	7
Central and South America	57	4	12	1	15	1	18	1	14	1

Total	1,403	100	1,222	100	1,361	100	1,338	100	1,256	100

Olmeca (API gravity of 38º-39º)
United States and Canada	115	8	136	11	200	15	192	14	184	15
Others	14	1	7	1	12	1	11	1	9	1

Total	130	9	143	12	212	16	203	15	194	15

Isthmus (API gravity of 32º-33º)
United States and Canada	12	1	8	1	53	4	80	6	58	5
Others	11	1	7	—	22	2	20	1	41	3

Total	23	2	14	1	75	6	100	7	99	8

Maya (API gravity of 21º-22º)
United States and Canada	1,028	73	917	75	903	66	830	62	719	57
Others	212	15	135	11	162	12	192	14	224	18

Total	1,240	88	1,052	86	1,065	78	1,022	76	944	75

Altamira (API gravity of 15.0º-16.5º)
United States and Canada	11	1	11	1	9	1	14	1	18	1
Others	—	—	2	—	—	—	—	—	1	1

Total	11	1	13	1	9	1	14	1	19	2

Notes:	Numbers may not total due to rounding.
tbpd = thousand barrels per day.
API gravity refers to the specific gravity or density of liquid petroleum products, measured in degrees on the API scale. On the API scale, oil with the lowest specific gravity has the highest API gravity. In addition, holding all other factors constant, the higher the API gravity, the greater the value of the crude oil.
Source:	PMI operating statistics as of January 10, 2013.

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

As of the date of this report, there are only two long-term heavy crude oil supply agreements that are still in force (none of which currently has an effective support mechanism):

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

•

An agreement executed on May 1, 2012, with Chevron Products Company, a division of Chevron U.S.A. Inc., to supply its refinery in Pascagoula, Mississippi with approximately 95 thousand barrels per day of Maya crude oil for a period of three years, with an option to extend this agreement for an additional year subject to the express agreement of both parties.

We expect to fulfill the majority of these supply commitments with both proved developed and proved undeveloped reserves.

The following table sets forth the average volume of our exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2012.

Volume of Exports and Imports

	Year ended December 31,					2012 vs. 2011
	2008	2009	2010	2011	2012
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	129.6	143.5	211.7	202.9	193.7	(4.5)
Isthmus	23.0	14.2	74.9	99.3	99.5	0.2
Altamira	10.6	12.5	8.6	14.0	18.8	34.3
Maya	1,240.0	1,052.0	1,065.3	1,021.6	943.7	(7.6)

Total crude oil	1,403.4	1,222.1	1,360.5	1,337.8	1,255.6	(6.1)

Natural gas(1)	107.4	66.5	19.3	1.3	0.9	(30.8)
Petroleum products	184.1	244.8	194.5	175.9	152.1	(13.5)
Petrochemical products(2)(3)	539.6	779.4	697.6	442.9	1,344.7	203.6
Imports
Natural gas(1)	447.1	422.0	535.8	790.8	1,089.3	37.7
Petroleum products	548.2	506.4	627.9	631.9	570.9	(9.7)
Petrochemical products(2)(4)	439.8	568.3	394.9	224.9	445.1	97.9

Note: Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.

(1)	Numbers expressed in millions of cubic feet per day.
(2)	Thousands of metric tons.
(3)	Includes propylene.
(4)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics as of January 10, 2013, and Pemex-Gas and Basic Petrochemicals.

Crude oil exports decreased by 6.1% in 2012, from 1,337.8 thousand barrels per day in 2011 to 1,255.6 thousand barrels per day in 2012, mainly due to a 0.2% decrease in crude oil production and an increase in domestic consumption.

Natural gas imports increased by 37.7% in 2012, from 790.8 million cubic feet per day in 2011 to 1,089.3 million cubic feet per day in 2012, due to the lower availability of wet gas and natural gas from Pemex-Exploration and Production fields, which made it necessary to increase natural gas imports. We exported 0.9 million cubic feet per day of natural gas in 2012, a decrease of 30.8% as compared to natural gas exports in 2011 of 1.3 million cubic feet per day, mainly due to the decrease in production in Mexico and increased domestic demand for natural gas.

In 2012, exports of petroleum products decreased by 13.5%, from 175.9 thousand barrels per day in 2011 to 152.1 thousand barrels per day in 2012, due to decreased sales of fuel oil, cutter stock and naphtha. Imports of petroleum products decreased by 9.7% in 2012, from 631.9 thousand barrels per day in 2011 to 570.9 thousand barrels per day in 2012, due to decreased domestic demand for premium gasoline, naphtha and liquid petroleum products. As of January 2007, clean fuels specifications for gasoline and diesel for transportation were established in Mexico. Since that time, imports of ultra-low sulfur diesel and ultra-low sulfur premium gasoline have been required to meet domestic demand.

During 2013, imports of petroleum products, specifically gasoline, aviation gasoline, low and ultra-low sulfur diesel and low-sulfur fuel oil, are expected to continue to decrease because the Minatitlán refinery began operating a coker unit in 2012, which transforms residual heavy oil by-products into high-quality gasolines and diesel. As a result, we also expect exports of most petroleum products to decrease during 2013, since the coker unit reduces the amount of residual products such as fuel oil available for export.

P.M.I. Trading, Ltd. sells refined and petrochemical products on an FOB, Delivered Ex-ship and Cost and Freight basis and buys refined and petrochemical products on an FOB, Cost and Freight and Delivered Ex-ship or Delivery at Frontier basis.

The following table sets forth the value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2012.

Value of Exports and Imports(1)

	Year ended December 31,										2012 vs. 2011
	2008		2009		2010		2011		2012
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S. $	4,712.2	U.S. $	3,444.8	U.S. $	6,149.2	U.S. $	8,133.0	U.S. $	7,754.3	(4.7)
Isthmus		683.1		327.4		2,148.9		3,849.1		3,905.3	1.5
Altamira		309.2		244.3		216.3		492.7		662.2	34.4
Maya		37,637.1		21,588.9		27,471.1		36,904.9		34.466.5	(6.6)

Total crude oil(2)	U.S. $	43,341.5	U.S. $	25,605.4	U.S. $	35,985.4	U.S. $	49,379.6	U.S. $	46,788.2	(5.2)
Natural gas		316.3		103.5		31.9		1.6		0.6	(62.5)
Petroleum products		5,706.6		4,891.8		5,133.3		6,277.5		5,521.9	(12.0)
Petrochemical products		384.1		175.7		272.1		298.6		363.2	21.6

Total natural gas and products	U.S. $	6,407.0	U.S. $	5,171.0	U.S. $	5,437.3	U.S. $	6, 577.7	U.S. $	5,885.7	(10.5)

Total exports	U.S. $	49,748.5	U.S. $	30,776.4	U.S. $	41,422.7	U.S. $	55,957.3	U.S. $	52,673.9	(5.9)

Imports
Natural gas	U.S. $	1,423.6	U.S. $	632.8	U.S. $	939.2	U.S. $	1,272.2	U.S. $	1,216.2	(4.4)
Petroleum products		21,882.5		12,884.9		20,317.3		28,019.1		27,263.4	(2.7)
Petrochemical products		350.5		301.4		302.5		277.5		526.1	89.6

Total imports	U.S. $	23,656.6	U.S. $	13,819.0	U.S. $	21,559.0	U.S. $	29,568.9	U.S. $	29,005.7	(1.9)

Net exports	U.S. $	26,091.9	U.S. $	16,957.4	U.S. $	19,863.7	U.S. $	26,388.5	U.S. $	23,668.2	(10.3)

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in our financial statements because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source: PMI operating statistics as of January 10, 2013, which are based on information in bills of lading, and Pemex-Gas and Basic

 Petrochemicals

Imports of natural gas decreased in value by 4.4% during 2012, mainly as a result of lower natural gas prices.

The following table describes the composition of our exports and imports of selected refined products in 2010, 2011 and 2012.

Exports and Imports of Selected Petroleum Products

	Year ended December 31,
	2010		2011		2012
	(tbpd)	(%)	(tbpd)	(%)	(tbpd)	(%)
Exports
Gasoline(1)	67.9	34.9	74.1	42.1	76.7	50.4
Diesel	0.4	0.2	0.0	0.0	0.0	0.0
Liquefied petroleum gas(2)	0.1	0.1	1.0	0.6	0.1	0.1
Jet fuel	1.3	0.7	1.8	1.0	0.0	0.0
Fuel oil	124.0	63.8	95.6	54.4	72.8	47.9
Others	0.7	0.4	3.4	1.9	2.5	1.6

Total	194.5	100.0%	175.9	100.0%	152.1	100.0%

Imports
Gasoline(3)	414.8	66.1	430.0	68.0	390.7	68.4
Fuel oil	12.5	2.0	25.0	4.0	41.4	7.3
Liquefied petroleum gas(2)	78.7	12.5	39.7	6.3	1.7	0.3
Diesel	106.5	17.0	135.6	21.5	133.4	23.4
Others	15.5	2.5	1.6	0.3	3.7	0.6

Total	627.9	100.0%	631.9	100.0%	570.9	100.0%

Notes: Numbers may not total due to rounding.

           tbpd = thousand barrels per day.

(1)	Includes gasoline and blendstock.
(2)	Includes butanes.
(3)	Includes methyl tert-butyl ether (MTBE), naphtha and pentanes.

Source: PMI operating statistics as of January 10, 2013, based on INCOTERMS (International Commercial Terms).

Exports of petroleum products decreased in value by 12.0% in 2012, due to decreased sales of fuel oil, cutter stock and naphtha. In 2012, imports of petroleum products decreased both in value, by 2.7%, and in volume, by 9.7%. These decreases were due to decreased domestic demand for premium gasoline, naphtha and liquid petroleum products. Production from the national refining system increased slightly with respect to previous years, leading to decreased demand for imported products. Our net imports of petroleum products for 2012 totaled U.S. $21,741.5 million, a slight decrease from our net imports of petroleum products of U.S. $21,741.6 million in 2011.

For the three years ended December 31, 2012, our exports and imports of selected petrochemicals were as follows:

Exports and Imports of Selected Petrochemicals

	Year ended December 31,
	2010		2011		2012
	(tmt)	(%)	(tmt)	(%)	(tmt)	(%)
Exports
Sulfur	436.4	62.6	268.5	60.6	401.0	29.8
Ammonia	99.0	14.2	31.0	7.0	105.8	7.9
Ethylene	18.5	2.7	8.9	2.0	50.9	3.8
Polyethylenes	44.7	6.4	71.9	16.2	42.7	3.2
Others	98.9	14.2	62.6	14.1	744.3	55.4

Total	697.6	100.0%	442.9	100.0%	1,344.7	100.0%

Imports
Isobutane-butane-hexane-1	103.9	26.3	106.3	47.2	228.2	51.3
Methanol	157.6	39.9	54.1	24.0	45.6	10.2
Ammonia	63.8	16.2	0.0	0.0	0.0	0.0
Xylenes	0.0	0.0	6.3	2.8	66.0	14.8
Toluene	0.0	0.0	0.0	0.0	61.5	13.8
Propylene	39.4	10.0	31.3	13.9	6.9	1.6
Others	30.2	7.6	27.0	12.0	36.8	8.3

Total	394.9	100.0%	225.0	100.0%	445.1	100.0%

Notes: Numbers may not total due to rounding.

           tmt = thousand metric tons.

           Exports include propylene. Imports include isobutane, butane and N-butane.

Source: PMI operating statistics as of January 10, 2013, based on INCOTERMS.

In 2012, our exports of petrochemical products increased by 203.6%, from 442.9 thousand metric tons in 2011 to 1,344.7 thousand metric tons in 2012, while imports of petrochemical products also increased by 97.8%, from 225.0 thousand metric tons in 2011 to 445.1 thousand metric tons in 2012. Petrochemical exports increased in 2012 due to higher sales of ethylene, ammonia and sulfur. Imports of petrochemical products increased in 2012, due to higher demand for isobutene and xylenes.

Hedging Operations

P.M.I. Trading, Ltd. engages in hedging operations to cover its price exposure in the trading of petroleum products, as well as to protect the revenues of other companies within the PMI Group and to ensure the fulfillment of contractual obligations. The internal policies and procedures of P.M.I. Trading, Ltd. establish limits on the maximum capital at risk and on the daily and accumulated annual loss for each business unit. Capital at risk is calculated daily in order to compare the actual figures with the aforementioned limit. Internal controls include segregation of duties, position tracking by key personnel, regular stress testing and a risk management subcommittee. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Hydrocarbon Price Risk.”

Transportation and Distribution

During 2012, we transported approximately 4,859 million cubic feet of natural gas per day, 180 thousand barrels of liquefied petroleum gas per day and 3,025 thousand barrels of crude oil per day, to be processed in our refining system and to satisfy domestic demand for petroleum products, as compared to 4,906 million cubic feet of natural gas per day, 186 thousand barrels of liquefied petroleum gas per day and 3,108 thousand barrels of crude oil per day transported in 2011. Of the total amount we transported in 2012, we carried 85% through pipelines, 8% by vessels and the remaining 7% by train tank cars as well as tank trucks.

Our pipelines connect crude oil and natural gas producing centers with refineries and petrochemical plants, and our refineries and petrochemical plants with Mexico’s major cities. At the end of 2012, our pipeline network measured approximately 68,693 kilometers in length. Of these pipelines, 53,772 kilometers are currently operational and 14,921 kilometers are out of operation. Some of the pipelines out of operation are classified as being in “stand-by” status, which occurs when there is a decline in production in a field where the pipeline is located or when transportation service is irregular, making operation of the pipeline unprofitable. Once production is restored in such field, we change the status of the pipelines back to “operational.” Approximately 8,573 kilometers of the pipelines currently in operation transport crude oil, 8,461 kilometers transport petroleum products and petrochemicals, 13,877 kilometers transport natural gas, 1,538 kilometers transport LPG, 1,350 kilometers transport basic and secondary petrochemicals, 3,205 kilometers are crude oil and natural gas gathering pipelines, 11,892 kilometers are production lines (discharge lines) and 4,876 kilometers correspond to other services, including aqueducts. Ownership of the pipelines is distributed among the subsidiary entities according to the products they transport.

Petróleos Mexicanos has been working to implement a pipeline integrity management plan, which is based on the guidelines of API Standard 1160, “Managing System Integrity for Hazardous Liquid Pipelines,” the American Society of Mechanical Engineers (ASME) B31.8S, “Managing System Integrity of Gas Pipelines” and the Norma Oficial de México (Official Mexican Standard) NOM-027-SESH-2010, “Integrity Management of Hydrocarbons Collection and Transportation Pipelines” (which we refer to as NOM-027).

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

We have made considerable progress in satisfying the requirements of NOM-027, which became effective in June 2010, concerning risk assessment and the evaluation of pipeline integrity. Specifically, as of December 31, 2012, we have analyzed 100% of our overall pipeline network and 60% of our gathering pipelines, in length terms. In addition, we have implemented several of the measures relating to the other stages of the pipeline integrity management plan, including the data collection requirements of this standard.

The transportation of crude oil, natural gas and other products through a pipeline network is subject to various risks, including the risks of leaks and spills, explosions and theft. In 2012, we incurred a total of Ps. 7,442.8 million in expenditures for the remediation and maintenance of our pipeline network and we have budgeted an additional Ps. 7,492.0 million for these expenditures in 2013. For more information on recent problems with our pipeline network, see “Item 3—Key Information—Risk Factors—Risk Factors Related to the Operations of PEMEX—PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror” and “—Environmental Regulation—Environmental Liabilities” below.

At the end of 2012, we owned 12 refined product tankers and leased another seven. We also owned 77 major wholesale storage and distribution centers, 12 liquefied gas terminals, six maritime terminals and ten dock operation and maintenance facilities. These facilities, together with our pipeline network, constitute our hydrocarbon transportation and distribution infrastructure. We are in the process of implementing a plan for the renewal and modernization of our fleet. This plan is part of a strategy to improve the efficiency of our fleet and comply with safety and environmental standards. In 2011, we spent approximately U.S. $184 million to acquire five refined product tankers. We acquired an additional refined product tanker in 2012 for approximately U.S. $38.3 million. These tankers were acquired under leases with options to purchase, and are currently in operation. During the first four months of 2013, we acquired four additional refined product tankers for approximately U.S. 34.5 million each. We plan to continue to renew our fleet in accordance with the future demand for petroleum products.

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

Insurance

We maintain a comprehensive property and civil liability insurance program for onshore and offshore properties and liabilities. All onshore properties, such as refineries, processing plants, pipelines and storage facilities are covered, as are all of our offshore assets, such as drilling platforms, rigs, gas gathering systems, maritime terminals and production facilities. Our insurance covers risks of sudden and accidental physical damage to or destruction of our properties, as well as against all risk of physical loss, including as a consequence of purposeful terrorist acts. This insurance also provides coverage for the contents of pipelines, storage facilities and wells, and any of our liabilities arising from such acts. Our offshore general and civil liability insurance also covers extraordinary costs related to the operation of offshore wells, such as control and re-drilling costs, evacuation expenses and liability costs associated with spills. We also maintain protection and indemnification insurance for our full marine fleet, as well as life insurance, automobile and heavy equipment insurance, and cargo and marine hull insurance.

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

During 2012, we continued to engage in deep water exploratory and drilling activities that were covered by our existing insurance program. In August 2012, we purchased a new policy to increase the coverage available for potential property damage, third-party liability and control of well risks related to these activities. Under this new policy, we maintain coverage for each deep water well drilled, and the limits are determined based on the risk profile of the corresponding well. This policy has an aggregate limit of U.S. $3.2 billion, including U.S. $1.1 billion for casualty, U.S. $0.8 billion for property damage and U.S. $1.3 billion for control of well risks, which represents the maximum amount of coverage we have been able to secure in the international reinsurance markets. The new policy also contemplates additional coverage for environmental liabilities and remediation activities relating to deep water exploration and drilling.

All of our insurance policies are in turn reinsured through Kot Insurance Company, AG, which we refer to as Kot AG. Kot AG is a wholly owned subsidiary company organized under the laws of Switzerland (previously organized under the laws of Bermuda as Kot Insurance Company, Ltd.), which is used as a risk management tool to structure and distribute risks across the international reinsurance markets. The purpose of Kot AG is to reinsure policies of the local insurance carriers of Petróleos Mexicanos and maintain control over the cost and quality of the insurance covering our risks. Kot AG reinsures over 97% of its reinsurance policies with unaffiliated third party reinsurers. Kot AG carefully monitors the financial performance of its reinsurers and actively manages counterparty credit risk across its reinsurance portfolio to ensure its own financial stability and maintain its creditworthiness. Kot AG maintains solid capitalization and solvency margins consistent with guidelines provided by Swiss insurance authorities and regulations. Kot AG’s net risk retention is capped at U.S. $130 million, including U.S. $25 million for casualty, U.S. $100 million for property and U.S. $5 million for other risks, and is diversified across different reinsurance coverages to mitigate potential aggregation factors.

Investment in Repsol

We hold a synthetic long position on 58,679,799 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A. and which we refer to as Repsol). See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered into for Trading Purposes” for a description of this position.

On July 13, 2011, we, through our wholly-owned subsidiary, P.M.I. Holdings, B.V., acquired 827,150 Repsol shares. On August 29, 2011, we, together with P.M.I. Holdings, B.V. and Sacyr Vallehermoso S.A. (which we refer to as Sacyr), signed a shareholder voting agreement to vote together on important decisions regarding Repsol. Pursuant to its obligations under this shareholder voting agreement, P.M.I. Holdings, B.V. spent a total of approximately €1.2 billion to acquire a total of 57,204,240 shares of Repsol, which increased our share of the economic and voting rights in Repsol from 4.806% to 9.492%. On January 31, 2012, following our receipt of a notice from Sacyr of its intention to terminate the shareholder voting agreement and sell certain of its Repsol shares, we and Sacyr mutually agreed to terminate this agreement. On February 28, 2012, we and Repsol entered into a ten-year strategic industrial alliance agreement pursuant to which we and Repsol announced our intention to collaborate on upstream and liquefied natural gas projects in the Americas, and downstream activities in the Americas, Spain and Portugal. As part of this strategic industrial alliance agreement, we agreed to lock-up and standstill restrictions that prohibit us from owning, directly or indirectly, more than 10% or less than 5% of Repsol’s shares during the term of this agreement. In calculating our indirect ownership of Repsol shares pursuant to these restrictions, we include the Repsol shares on which we hold a synthetic long position as being indirectly owned by us.

On May 7, 2012, the Government of the Republic of Argentina enacted a law that provided for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A. (which we refer to as YPF), all of which are owned, directly or indirectly, by Repsol. Pursuant to the law, the expropriation process was governed by Argentina’s law on expropriation (Law No. 21499) and compensation will be determined by a national appraisal tribunal. Repsol has announced that it considers the proposed expropriation of its YPF shares to be unlawful, indicated it would take all available legal measures to preserve the value of its assets and the interests of its shareholders and requested U.S. $10.5 billion in compensation from the Republic of Argentina for the YPF shares that would be expropriated by the bill. As of the date of this report, Repsol has filed suits against the Republic of Argentina before the International Centre for Settlement of Investment Disputes, and in Argentina, Spain and the U.S.

On May 31, 2012, the annual shareholders’ meeting of Repsol approved a free-of-charge capital increase as part of the “Repsol Flexible Dividend” shareholder remuneration program. Under this program, Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 13, 2012, Petróleos Mexicanos opted to receive its dividend in cash, while P.M.I. Holdings, B.V. opted to receive its dividend in the form of 2,600,191 new Repsol shares, thereby increasing the total number of Repsol shares that it owned to 59,804,431. The implementation of the “Repsol Flexible Dividend” program increased the total number of outstanding Repsol shares, which in turn decreased our share of the economic and voting rights in Repsol from 9.492% to 9.432%.

On November 26, 2012, P.M.I. Holdings, B.V. transferred 4,254,755 shares of Repsol to Petróleos Mexicanos as a dividend payment. As a result, P.M.I. Holdings, B.V. and Petróleos Mexicanos, as of December 31, 2012, owned a total of 55,549,676 and 4,254,755 shares of Repsol, respectively. As described in Note 8 to our consolidated financial statements, we have recorded the 59,804,431 Repsol shares held by PEMEX as “available-for- sale assets” and valued them, as of December 31, 2012, at Ps. 15,771.2 million.

Explosion at Headquarters

Our executive offices and headquarters (Centro Administrativo Pemex) are located in Mexico City. On January 31, 2013, an explosion took place at the B-2 building located at the Centro Administrativo Pemex. As a result of the incident, 37 people died and 120 were injured. In response, we activated our financial operations contingency system, which allowed our production processes and our response and execution capacity to continue without any irregularities. Operations at our headquarters resumed on February 6, 2013, once experts had confirmed that doing so did not present any risks. As of the date of this report, the investigation into the causes of the incident is still ongoing.

Collaboration and Other Agreements

In January 2013, Petróleos Mexicanos and China International United Petroleum & Chemicals Co., Ltd. (UNIPEC), a subsidiary of SINOPEC, entered into an agreement to strengthen commercial ties and enhance crude oil exports to China. Pursuant to this agreement, Petróleos Mexicanos will export 30 thousand barrels per day of crude oil to China for a period of two years.

On April 8, 2013, Petróleos Mexicanos signed non-binding memorandums of understanding with China National Petroleum Corporation (CNPC), a Chinese state-owned oil and gas company, and Xinxing Cathay International Group Co. Ltd. to cooperate on technical and scientific matters.

On April 9, 2013, Petróleos Mexicanos and Mitsui Corporation, Ltd. signed a non-binding memorandum of understanding to discuss future collaborations in oil and gas projects, including the possibility of developing a pipeline from the U.S. to Mexico to import natural gas.

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

The Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law), which became effective on November 29, 2008, provides for the establishment of the NHC, which is responsible for regulating and supervising hydrocarbons exploration and exploitation as well as the processing, transportation and storage activities directly related to exploration and exploitation projects. Our estimates of Mexico’s proved reserves are reviewed by the NHC. See “Item 4—Information on the Company—Business Overview—Exploration and Production—Reserves.”

The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the ASF) reviews annually the Cuenta Pública (Public Account) of the Mexican Government entities, including Petróleos Mexicanos and the subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances, the observed issues are explained and clarified. The financial information provided to the ASF is prepared in accordance with Mexican Governmental Standards applicable to Mexican public sector entities, which differ in several respects from IFRS. As a result, our financial statements included herein reflect different financial data than those included in the Public Account.

ENVIRONMENTAL REGULATION

Legal Framework

We are subject to various laws related to the environmental protection of natural resources, as well as the management of hazardous and non-hazardous wastes. In particular, Petróleos Mexicanos and the subsidiary entities are subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection), which we refer to as the Environmental Law, which was amended on January 28, 2011, and the regulations issued thereunder, the Ley General de Cambio Climático (General Law on Climate Change), which was amended on June 6, 2012, and several technical environmental norms issued by the SEMARNAT. We are also subject to the Ley General para la Prevención y Gestión Integral de los Residuos (General Law on Waste Prevention and Integral Management), Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition), as well as the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law), each of which became effective on November 29, 2008. The Secretaría de Salud (Ministry of Health), the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation), the Secretaría de Marina (Ministry of the Navy) and the Ministry of Energy assist the SEMARNAT in its functions. In addition, Petróleos Mexicanos and the subsidiary entities are subject to the environmental laws and regulations issued by the governments of each state of Mexico where our facilities are located.

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

Mexico generally updates and revises its environmental regulatory framework as necessary, and we participate with the Mexican Government in developing environmental regulations that are related to our activities. The Law of Use of Renewable Energy and Financing of the Energy Transition and the Sustainable Use of Energy Law are designed to further Mexico’s transition to cleaner, more environmentally friendly fuels and renewable energy sources. On January 30, 2006, the SEMARNAT issued Official Mexican Standard NOM-086-SEMARNAT-SENER-SCFI-2005, which sets forth environmental specifications for fossil fuels. As required by this standard, we currently meet certain targets for the optimal use of energy in all of our processes and activities, as well as satisfy domestic market demand for low-sulfur fossil fuels.

On March 19, 2010, the Energy Regulatory Commission issued Official Mexican Standard NOM-001-SECRE-2010, which specifies quality parameters for the transportation, storage and distribution of natural gas. In order to comply with this standard, we implemented procedures to control the nitrogen concentration in the natural gas that we process and installed equipment to monitor the quality of the natural gas that we transport, store and distribute. In addition, the cryogenic plant at the Ciudad Pemex GPC was modified to comply with the standard, and three plants began operations in 2012 in order to control the liquid content of natural gas.

On February 2, 2012, the SEMARNAT issued Official Mexican Standard NOM-085-SEMARNAT-2011 (which we refer to as NOM-085), which sets forth environmental standards regarding the maximum levels of emissions to the atmosphere allowed from stationary sources. In April 2012, NOM-085 was amended to heighten some of these standards. In order to comply with NOM-085, we continued to reduce our sulfur dioxide emissions and to gradually substitute fuel oil with natural gas in our operations. These efforts were carried out as part of the reconfiguration of the refineries at Tula and Salamanca. See “—Business Overview—Refining—New Refinery at Tula” and “—Reconfiguration of the Salamanca Refinery” in this Item 4.

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

On November 28, 2007, the SEMARNAT issued NOM-148-SEMARNAT-2006 (which we refer to as NOM-148), which establishes standards for sulfur recovery in all refineries. The refineries currently in compliance with NOM-148 are located in Cadereyta, Nuevo León; Ciudad Madero, Tamaulipas; Minatitlán, Veracruz; Tula, Hidalgo; Salamanca, Guanajuato and Salina Cruz, Oaxaca. Compliance with NOM-148 resulted in costs to Petróleos Mexicanos and the subsidiary entities of approximately Ps. 408 million in 2010 and Ps. 2,000 million in 2011, related to the rehabilitation, optimization and construction of new sulfur recovery plants, as well as the construction of a new sulfur recovery plant at the Salamanca refinery in 2011. The new sulfur recovery plant at the Salamanca refinery was expected to commence operations in the first half of 2012, but due to contractual problems it will not be operational until the middle of 2013 and will require an additional investment of U.S. $6.0 million. We do not expect to spend any additional funds in 2013 in order to maintain and bring our remaining facilities into compliance with NOM-148.

As we increase our use of new drilling technologies, it is possible that Mexico’s environmental regulations will expand to address these developments. On January 11, 2011, the NHC issued new rules and regulations relating to our deep water drilling and exploration activities in the Gulf of Mexico. These new rules and regulations, which were promulgated in response to the Deepwater Horizon blow-out and resulting oil spill in U.S. territory in the Gulf of Mexico that began in April 2010, require us to produce a series of reports on our safety measures for deep water drilling and exploration activities over the eight months following the promulgation of the rule, and to have our procedures certified by an independent expert. We must also certify that we have adequate insurance or other financial resources available to cover any losses or compensation claims stemming from a deep water accident. As of the date of this report, we are in compliance with the above requirements for projects at depths of 500-1,500 meters and we are in the process of preparing the reports necessary to comply with such requirements for projects at depths greater than 1,500 meters. On February 20, 2012, the United States and Mexico reached an agreement regulating oil and gas development along their maritime border in the Gulf of Mexico, which may facilitate an expansion of deep water drilling for Mexico. Mexico will retain its own regulatory system.

On May 14, 2012, we procured the services of Wild Well Control Inc., a company that specializes in controlling oil spills, in order to comply with the rules and regulations issued by the NHC. Our agreement with Wild Well Control Inc. expired on March 31, 2013. As of the date of this report, we are in the process of renewing this agreement.

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

On June 6, 2012, the General Law on Climate Change was published in the Official Gazette of the Federation, with the objectives of regulating greenhouse gas emissions and reducing the vulnerability of Mexico’s infrastructure, population and ecosystems to the adverse effects of climate change. In order to comply with the requirements of the General Law on Climate Change, we will promote policies intended to reduce greenhouse gas emissions, such as reducing gas flaring and fugitive emissions, implementing reforestation projects and substituting liquid fuels for natural gas. We will also undertake efforts to minimize the vulnerability of our operations to climate change.

We have identified several activities and projects to be undertaken in respect of issues addressed by the chapter of the PECC relating to mitigation measures, including increased energy efficiency, sour gas re-injection, co-generation and reduction in fugitive emissions, and we have set a goal of reducing our annual carbon dioxide emissions by 9.94 million tons during the period from January 1, 2009 through the end of 2012. During 2011, we reduced our carbon dioxide emissions by approximately 4.0 million tons. During 2012, we reduced our carbon dioxide emissions further by approximately 1.8 million tons, which is a volume comparable to removing 0.3 million automobiles from circulation. In total, from January 1, 2009 through December 31, 2012, we reduced annual carbon dioxide emissions by an estimated 15.1 million tons, which represents progress of approximately 51.9% more than our goal for such annual reductions of 9.94 million tons by 2012, as compared to 2008 carbon dioxide emissions. These emission reductions were achieved primarily through reduced gas flaring in connection to exploration and production and the more efficient use of natural gas. Also addressed in this chapter of the PECC is the goal of increased adaptability by energy sector participants in responding to climate change’s effects by designing and implementing: contingency programs in case of extreme hydrometeorological events, strategies of territorial planning and ecological territorial planning, as well as a vulnerability map reflecting the potential effects of climate change.

In 2010, 2011 and 2012, we implemented, as part of our Plan de Acción Climática (Climate Action Plan), several conservation and reforestation projects designed to counteract greenhouse gas emissions and protect surrounding communities and the environment. Our principal conservation projects consist of the Biósfera Pantanos de Centla (Centla Marsh Biosphere), the Cuenca Media del Grijalva-Usumacinta (Grijalva-Usumacinta Central Basin), the Cuenca del Valle de Bravo (Valle de Bravo Basin) and the Humedales de Alvarado, Tuxpan y Tampamachoco (Alvarado, Tuxpan and Tampamachoco Wetlands). Our reforestation projects are located along the coastal plain of the Gulf of Mexico and in the states of Tabasco, Tamaulipas and Veracruz, as well as in the mountain regions of federally protected natural areas in Veracruz.

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

Since 1993, we have participated in the National Program of Environmental Auditing, a voluntary environmental audit program, with PROFEPA. This program was created by PROFEPA in 1992 as a regulatory incentive for companies to correct any environmental irregularity in their operations in a voluntary manner. The voluntary environmental audit consists of three stages: (i) an audit and compliance diagnosis; (ii) the development of an action plan to correct irregularities; and (iii) the execution of the action plan. If a company completes the three stages in a satisfactory manner, PROFEPA will provide them with a clean industry certificate, which means it complies with the applicable environmental legislation for their industry. As each environmental audit is completed, we send the audit report (which includes the estimated costs for remedying any environmental anomalies) to PROFEPA for its review and approval. If the audit report is approved by PROFEPA, we review the audits and determine which findings can be resolved by changing current plant or drilling operations and implementing the current capital expenditures plan. As of December 31, 2012, Petróleos Mexicanos and the subsidiary entities were in the process of completing audits of 680 facilities, with the objective of obtaining “clean industry” certificates for each facility. In 2011, 123 facilities were certified, while the 2012 audits resulted in the certification of 198 facilities, of which 111 were re-certified and 87 were certified for the first time. In total, 321 of our facilities have obtained “clean industry” certificates. The audits of the remaining 359 facilities have begun, but are still under review. We will continue including new facilities under this program as we expand our activities in the areas of exploration, exploitation, refining and distribution of hydrocarbons.

As a result of the implementation of strategies focused on improving the integrity and operation of our transportation pipeline network, there was an 8% decrease in the number of leaks and spills in our pipelines from 2011 to 2012 arising from our day-to-day operations. Of the 51 oil spills we experienced in transportation pipelines in 2012, 29 were due to a failure in the mechanical integrity of the pipes, 3 due to third party incidents and 19 due to other factors. During 2012, we experienced 163 oil spills in production pipelines, of which 89 were due to a failure in the mechanical integrity of the pipes, 5 due to third party incidents and 69 due to other factors. The number of spills in these pipelines increased by 112% from 2011 to 2012. Petróleos Mexicanos did not experience any major oil spills that had significant environmental consequences during 2012.

In addition, Petróleos Mexicanos experienced five major incidents during 2012 that did not have significant environmental consequences, as described below:

•

On April 11, 2012, there was an explosion at the hydrogen pipeline that runs from the Cangrejera petrochemical complex to the Minatitlán refinery in the State of Veracruz in eastern Mexico. The incident interrupted the hydrogen supply to the Minatitlán refinery, but did not result in injuries or damage to our facilities. An investigation determined that the incident was caused by shifting soil. Operations resumed once the pipeline was repaired on April 28, 2012.

•

On August 13, 2012, an explosion at the Madero refinery destroyed two heaters in the hydrodesulfuration plant. The explosion occurred due to a buildup of gas caused by the failure to close a gas isolation valve at the time that the burners were turned off. Although the two heaters and their instruments were completely destroyed, the incident did not cause any injuries or damage to the other facilities at the refinery. The root cause of the incident was the lack of flame detection at the time that the burners at the facility turned off. The hydrodesulfuration plant resumed operations once one heater was repaired and the other was replaced by a heater from a catalytic plant that was not in use.

•

On September 2, 2012, there was an explosion at the exhaust pipeline located in the Madero refinery. The incident injured three employees who were installing a blind joint at the exhaust pipeline. The explosion was caused by the improper ventilation of the exhaust pipeline prior to the installation of the blind joint. Neither production nor other activities conducted in the area were negatively affected by this incident given that the exhaust pipeline was not in use at the time.

•

On September 18, 2012, a severe blast followed by an explosion and fire destroyed the gas measurement station located in Burgos, Tamaulipas, in northern Mexico. As a result of the incident, 31 people died, 46 people were injured and the gas measurement station was completely destroyed. The accident occurred when one of the measurement pipelines exploded and the gas ignited. Immediately following this accident, Pemex-Exploration and Production temporarily shut down wells that utilized the affected pipeline; these wells constituted 2,462 of the 3,189 wells that were producing natural gas in this region before the accident. Following several weeks of modifications and repairs, most of the wells that were shut down following the accident resumed production and, as a result, production has returned to pre-disruption levels. The facility resumed operations on October 26, 2012. We estimate that following the accident, the production of approximately 712.3 million cubic feet of natural gas was delayed as a result of our inability to access the pipelines necessary for its transportation. An independent investigation into the explosion identified a number of recommendations to help avoid a similar incident, and a program implementing these recommendations is set to conclude in July 2014.

•

On November 29, 2012, an explosion destroyed electrical substation No. 5 at the Nuevo Pemex GPC in southern Mexico. The explosion was caused by the failure of a capacitor bank following the closure of the cogeneration plant breaker. The destruction of substation No. 5 shut down all of the processing plants at the Nuevo Pemex GPC due to the lack of electrical connection between the plants and the main substation located at the cogeneration plant. In order to re-energize the remaining substations, we installed new cables that bypassed the damaged substation. The incident did not impact our operations because the gas entering the Nuevo Pemex GPC was diverted to other GPCs located in Cactus and La Venta. The Nuevo Pemex GPC resumed operations on December 6, 2012.

We implemented an emergency action plan in each case, in coordination with local authorities, military and civil protection services, under which the damaged areas were rapidly isolated in order to mitigate damage to local residence and properties.

In order to protect itself from environmental liabilities, Petróleos Mexicanos maintains insurance covering most of the expenses directly related to such incidents. However, this insurance does not cover fines, public relations expenses and site clean-up not directly related to the incident, among other expenses.

In an effort to create a culture focused on improving industrial safety and environmental protection, we have developed the PEMEX Safety, Health and Environmental Protection System (which we refer to as the SSPA). This system, which we began to implement in January 2006, is a management tool that focuses on the identification, evaluation and continuous application of preventive measures related to industrial safety, health and environmental protection. The SSPA is based on international best practices and is designed to help us promote the continual improvement of our safety, health and environmental protection performance in order to achieve our goal of zero incidents, injuries, emissions of pollutants and illnesses in all of our operations. The specific objectives of the SSPA include: reinforce process safety management, with a strong emphasis on the mechanical integrity of our plants and facilities; upgrade the guide to determine the root causes of incidents; improve in environmental protection and occupational health; rigorous application of internal critical safety procedures; improve and execute preventive safety observation program (known as effective audits); upgrade emergency response plans; effective prevention tests; improve and execute preventive safety risk assessment and job-task safety analysis.

In January 2011, the Ministry of Energy issued official guidelines that Petróleos Mexicanos and its subsidiary entities must comply with regarding the implementation of the SSPA. For this reason, we introduced a program to comply with these guidelines and we took a series of actions, including implementing proactive and preventive process safety indicators based on the API’s Recommended Practice 754, which establishes process safety performance indicators for the refining and petroleum industries.

Notwithstanding our implementation of the SSPA, during 2012, our accident frequency rate increased by 13.0% from 2011 to 2012, from 0.54 to 0.61 injuries per million man hours worked with risk exposure. The area that contributed most to this increase was the oil transportation by pipeline branch of Pemex-Exploration and Production. However, Pemex-Gas and Basic Petrochemicals had its lowest accident frequency rate on record, 0.35, surpassing its previous goal set at 0.38. The indicator of lost days due to injuries increased by 10.3% from 2011 to 2012, from 29 to 32 lost days per million man hours worked with risk exposure. Lost days are those missed due to medical incapacity as a result of injuries suffered at work or those rewarded as compensation for partial, total or permanent incapacity or death. In order to address the increased accidents during 2012, we continued to implement the second improvement cycle of the SSPA, which included specific programs for each subsidiary to effectively address the SSPA implementation strategy.

During 2012, we also directed our efforts toward launching the Process Safety Management system (which we refer to as the PSM). The PSM monitors leading and lagging process safety indicators that are useful for driving performance improvement in our workplace, in accordance with the API’s Recommended Practice 754. More than 600 employees have received first-hand training on how best to achieve the goals set forth by the PSM, and we expect that these employees will share their training with their coworkers.

In response to a series of incidents that impacted our process safety performance, we launched the Emergency Contingency Plan during the last quarter of 2012, which is intended to address the rising trend in the number of workplace incidents. We identified specific facilities in which to run a pilot program of the Emergency Contingency Plan, in which external experts and experienced PEMEX staff acted as safety consultants to help organize processes intended to:

•	identify, assess and prioritize high-risk activities in order to manage them effectively as part of daily operations;

•

review the planning, programming, delivery and execution processes that involve high risks in connection to the maintenance of equipment and facilities, whether carried out by PEMEX staff or contractors;

•	improve preventive safety observation of high risk operations; and

•	directly verify the application of safety procedures during operations.

We will continue to improve the implementation of the SSPA in connection to our contractors, who reported a 48.4% increase in their accident frequency rate from 2011 to 2012, from 0.31 to 0.46 injuries per million man-hours worked with exposure to risk.

Other than as disclosed in this report, there are currently no material legal or administrative proceedings pending against us with respect to any environmental matters.

Environmental Liabilities

At December 31, 2012, our estimated and accrued environmental liabilities totaled Ps. 5,672.4 million. Of this total, Ps. 760.8 million was attributable to Pemex-Exploration and Production, Ps. 4,316.0 million to Pemex-Refining, Ps. 590.8 million to Pemex-Gas and Basic Petrochemicals and Ps. 4.8 million to Pemex-Petrochemicals. There were no environmental liabilities at the subsidiary company level. The following tables detail our environmental liabilities by subsidiary entity and operating region at December 31, 2012.

Pemex-Exploration and Production

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Northern region	98.98	Ps. 532.8
Southern region	64.65	104.0

Total(1)	163.63	Ps. 636.8

Note: Numbers may not total due to rounding.

(1)	During 2012, environmental remediation was completed on 58.30 hectares. There were 31.72 hectares of additional affected areas in 2012, including 2.75 hectares in the Northern region and 28.97 hectares in the Southern region, as a result of spills from pipelines.

      Source: PEMEX.

	Holding Ponds Drainage
	Number of Holding Ponds Reported as Liabilities(1)	Estimated Liability
		(in millions of pesos)
Northern region	80	Ps.	107.9
Southern region	8		16.0

Total	88	Ps.	123.9

Total estimated environmental liabilities of Pemex-Exploration and Production		Ps.	760.8

Note: Numbers may not total due to rounding.

(1)    At December 31, 2011, we reported 164 holding ponds as liabilities. In 2012, we did not report any new holding ponds, while a total of 76 holding ponds were restored and the related liabilities were discharged. As a result, at December 31, 2012, 88 ponds remained to be reported as liabilities.

Pemex-Refining

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pipelines	15.13	Ps.	111.2
Refineries	259.53		2,192.3
Storage and distribution terminals	69.21		563.4
Areas affected by recent incidents(1)	117.03		1,449.0

Total(2)	460.90	Ps.	4,316.0

Note: Numbers may not total due to rounding.

(1)    These areas relate to environmental liabilities resulting from spills in facilities and pipelines that are immediately addressed through the use of a special remediation fund.

(2)    During 2012, environmental remediation was completed on 43.7 hectares, which resulted in adjustments that were excluded from the environmental liabilities total for 2012 due to the completion of assessment studies.

Source: PEMEX.

Pemex-Gas and Basic Petrochemicals

	Estimated Affected Area		Estimated Liability
			(in millions of pesos)
Gas complex processors	15.15 hectares		Ps.	19.5
Texistepec Mining Unit(1):
Shutdown of sulfur wells	1,636 sulfur wells			165.2
Rehabilitation of roads	23 km			92.2
Collection of hydrocarbons	70,000 m	[3]		58.4
Treatment of hydrocarbons in holding ponds	240,000 m	[3]		100.3
Remediation of contaminated hectares	23 hectares			146.0
Diagnosis and restoration of holding pond	1 holding pond			9.1

Subtotal for Texistepec Mining Unit	n.a.			571.2

Total	n.a.		Ps.	590.8

Notes: Numbers may not total due to rounding.

          n.a. = not available.

(1)	Pemex-Gas and Basic Petrochemicals, as jointly responsible for the remediation of environmental liabilities attributable to its subsidiary Terrenos para Industrias, S.A., has accrued an environmental liability totaling Ps. 571.2 million at December 31, 2012 in connection to the Texistepec Mining Unit.

Source: PEMEX.

Pemex-Petrochemicals

	Estimated Affected Area	Estimated Liability
	(in hectares)	(in millions of pesos)
Pajaritos petrochemical complex.	1.20	Ps. 0.7
Pipelines	0.34	4.2

Total(1)	1.54	Ps. 4.8

Note: Numbers may not total due to rounding.

(1)	All of Pemex-Petrochemicals’ plants have been audited and the table above reflects the only plants determined to require environmental remediation.

Source: PEMEX.

Our estimates of environmental liabilities include cost estimates for site-specific evaluation studies, studies that draw upon aspects of previous evaluations for sites with comparable characteristics and the corresponding remediation. The remediation sites consist of sites identified in the audit process described above, as well as those previously identified sites in more mature petroleum operating areas that were not cleaned up in the past. Our environmental liabilities also include the elimination of holding ponds created by abandoned petroleum wells. Additionally, our environmental liabilities include an accrual based on information requested and received periodically from field managers regarding probable environmental liabilities identified in their respective areas of responsibility. We accrue environmental liabilities when sufficient basic knowledge is available to form a preliminary estimation as to remediation cost. Although the full potential scope of the remediation cost may not be known with certainty, these accruals are made when the liability is probable and the amount is reasonably estimable, in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” for IFRS purposes. These estimated liabilities include assumptions resulting from an initial evaluation of damage, including land acreage to be remediated, depth of contamination and type of contamination. While the initial evaluation is extensive, there is a possibility that the actual scope of remediation could vary depending upon information gathered during the remediation process. For a further discussion of our environmental liabilities, see Note 3(l) to our consolidated financial statements included herein.

Unasserted or additional claims are not reflected in our identified liabilities. We are not aware of any such claims that would be of such magnitude as to materially affect our estimates of environmental liabilities. At the end of 2012, we were not aware of uncertainties with respect to joint and several liabilities that could affect our assessment of environmental contingencies or otherwise result in a major environmental liability. We are responsible for all production, processing, storage and distribution of petroleum and its derivatives in Mexico. As a result, we believe we are positioned to know immediately of any claims and are therefore directly accountable for any claims that may be brought against us.

Pemex-Exploration and Production remains responsible for handling existing environmental liabilities—these responsibilities are not part of the Integrated E&P Contracts. Nevertheless, the Integrated E&P Contracts include environmental clauses related to contractors’ and Pemex-Exploration and Production’s responsibility to ensure an adequate environmental performance, and also establish the terms for compensation and repair of any new environmental impacts.

The timing of remediation or cleanup of the sites to which these environmental liabilities relate is dependent upon the annual budget assigned to us by the Mexican Congress.

Carbon Dioxide Emissions Reduction

Emission Reduction Purchase Agreements

In 2000, Mexico ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (which we refer to as the Kyoto Protocol) as a non-Annex B country. Accordingly, Mexico is not subject to emission caps under the Kyoto Protocol, but Mexican companies, such as PEMEX, are allowed to develop Clean Development Mechanism (CDM) projects. These CDM projects generate carbon dioxide emission-reduction certificates or credits that can be traded in international markets.

In 2012, we signed three emission reduction purchase agreements for the marketing of carbon dioxide emission-reduction certificates. One of these agreements is with Carbon Solutions de México, S.A. de C.V., another is with Statoil and the third is with Platinum Partners Value Arbitrage Fund L.P. Under these agreements, we will sell emission reduction certificates to be generated by the following three projects, each of which should reduce our greenhouse gas emissions: increasing thermal efficiency and recovery of combustion gases at the Dos Bocas Marine Terminal; undertaking a project to reduce gas flaring at the Tres Hermanos oil field; and the switch from fuel oil to natural gas at the Ing. Antonio Dovalí Jaime refinery at Salina Cruz, Oaxaca. The Dos Bocas Marine Terminal and Tres Hermanos projects have already been registered with the United Nations, while the remaining project is in the process of being registered. These projects could potentially reduce our greenhouse gas emissions by more than 500 thousand tons of carbon dioxide annually.

In 2012, we signed the Dry Seals CDM Termination Agreement as part of Mexico’s Nationally Appropriate Mitigation Actions (which we refer to as NAMAs) program. NAMAs are a set of measurable, reportable and verifiable actions undertaken by countries to reduce emissions. NAMAs being carried out in Mexico include reducing fugitive emissions associated with the processing and transportation of natural gas, as well as mitigating the greenhouse gas emissions that result from the activities of the petroleum industry.

We have also pursued opportunities to engage in carbon emissions trading, and have signed agreements and commitments with the World Bank, the Inter-American Development Bank and Sumitomo Bank in order to advance these efforts. Furthermore, the United States Agency for International Development, through the consulting firm TETRATECH, has agreed to finance the implementation of a system to record and estimate the extent to which our reductions in greenhouse gas emissions can be traded.

Social Responsibility

Petróleos Mexicanos has implemented various initiatives in the area of corporate social responsibility, primarily with respect to the protection and preservation of the environment, relations with communities involved in Mexico’s oil and gas industry, ethical work practices, respect for labor rights and the general promotion of quality of life for employees. Our corporate and social responsibility goals are carried out through the following mechanisms:

•	mutually beneficial public works and investment projects;

•	cash donations;

•	donations of fuels and asphalts;

•	support of local suppliers;

•	higher education collaboration agreements;

•	environmental protection projects; and

•	programs to promote investment and employment.

Our total donations, contributions and mutual benefit projects in 2012 amounted to more than Ps. 5.2 billion. Our donations and contributions amounted to Ps. 2.0 billion, or 38.5% of this total. The remaining Ps. 3.2 billion of the total donations, contributions and mutual benefit projects consisted of infrastructure investments in the states of Campeche, Chiapas, Guanajuato, Hidalgo, México, Michoacán, Oaxaca, Puebla, Tabasco, Tamaulipas, Veracruz and Mexico City. Approximately 64.6% of our donations and contributions were directed to the states principally involved in the crude oil industry (Campeche, Chiapas, Tabasco, Tamaulipas and Veracruz); 27.8% to

the states with medium involvement in the crude oil industry (Coahuila, Guanajuato, Hidalgo, Nuevo León, Oaxaca and Puebla); and the remaining 7.6% to states that do not participate in the crude oil industry.

Most importantly, we took the following specific actions in 2012:

•

we donated asphalt to build, repair, pave and refurbish roads and highways, as well as magna gasoline, diesel and jet fuel for the operation of vehicles and machinery in the service of the state and municipal governments of Tabasco, Campeche and Veracruz;

•

we provided support for projects aimed at sustainable social development, including projects aimed at developing social infrastructure, protecting the environment and improving the quality of life of communities involved in the oil and gas industry;

•

we made contributions to improve the infrastructure of several states of Mexico, including the construction, maintenance, extension and restoration of urban, hydraulic and sanitary infrastructure work, such as the hydraulic concrete paving in the Salina Cruz municipality in the state of Oaxaca;

•	we provided support for the construction of the second stage of the Parque Bicentenario in the state of Tamaulipas;

•	we made contributions to the program aimed at the conservation, handling and restoration of natural ecosystems located in the Middle Basin of the Usumacinta River in the state of Chiapas; and

•

we provided support for environmental education and related programs in several states, including the operation of the “Casa del Agua” in Pantanos de Centla, Tabasco, and for programs aimed at environmental education and forest restoration in protected areas located in the state of Tabasco.

Environmental Projects and Expenditures

In 2012, we spent approximately Ps. 8,894 million on environmental projects and related expenditures, as compared to Ps. 10,065 million in 2011. For 2013, we have budgeted Ps. 25,393 million for environmental projects and expenditures, including modernization of installations, implementation of systems and mechanisms to monitor and control atmospheric pollution, acquisition of equipment to address contingencies related to hydrocarbon spills, the expansion of water effluent systems, restoration and reforestation of affected areas, studies for environmental investigation and the conducting of environmental audits. In addition, we continue to conduct extensive research and development efforts to increase our capacity to produce gasoline, diesel and fuel oil with lower sulfur content at our refineries in Mexico.

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

TAXES AND DUTIES

General

Taxes and duties applicable to PEMEX are a significant source of revenues to the Mexican Government. We contributed approximately 33.7% of the Mexican Government’s revenues in 2011 and 32.8% in 2012. In 2012, we paid a number of special hydrocarbon taxes and duties, in addition to the other taxes and duties paid by some of the subsidiary companies, as described below under “—Other Taxes.” The fiscal regime for Petróleos Mexicanos and the subsidiary entities, described below, became effective in 2006.

Fiscal Regime for PEMEX

The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005, which was published in the Official Gazette of the Federation on December 21, 2005. The fiscal regime went into effect on January 1, 2006, but was modified in 2007, 2008, 2009, 2010 and 2011. Under the current fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year.

In 2012 and 2013, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)	This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applies to all crude oil and natural gas production other than production from fields located in (1) the Paleocanal de Chicontepec and (2) in the deep waters of the Gulf of Mexico and (3) annual production in excess of an annual “base” level of production from specified marginal fields. A rate of 71.5% applied in 2012 and will apply in subsequent years. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas. Production of oil and gas extracted from fields located in Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico and annual production in excess of base production from marginal fields are subject to the Special Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Additional Duty on Hydrocarbons.

Derecho Especial sobre Hidrocarburos (Special Hydrocarbons Duty)	A rate ranging from 30% to 36% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and the value of production in excess of base production from marginal fields, minus in each case certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions).

Derecho sobre la Extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)	A rate of 15% is applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and to the annual production in excess of an annual “base” level of production from marginal fields.

Derecho Adicional sobre Hidrocarburos (Additional Duty on Hydrocarbons)	A rate of 52% is applied to the value resulting from the multiplication of (i) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil is extracted, and a threshold price of U.S. $67.31 for 2012, by (ii) the extracted volume for the relevant year. This duty is applied only to fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico and production in excess of base production from marginal fields, and only if the Mexican crude oil export price per barrel of the extracted crude oil is greater than the threshold price. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. producer price index.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel. These rates apply to all crude oil production other than production from fields located (1) in the Paleocanal de Chicontepec and (2) in the deep waters of the Gulf of Mexico and (3) production in excess of an annual “base” level of production from specified marginal fields.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.65% of the value of extracted crude oil and natural gas production applied in 2012 and will apply in subsequent years.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, by (ii) the annual export volume. The budgeted crude oil price for 2012 was U.S. $84.90 per barrel and for 2013 is U.S. $86.00 per barrel. The Extraordinary Duty on Crude Oil Exports did not have an impact on our cash outflows in 2012 because it was credited against the Hydrocarbons Duty for the Stabilization Fund.

Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons).	A rate of 0.03% is applied to the value of extracted production of crude oil and natural gas, beginning on January 1, 2012.

The Federal Duties Law, for purposes of the duties mentioned above, defines the deep water fields as those located in waters with an average depth of 500 meters or greater.

The Federal Duties Law defines marginal fields as those fields that are abandoned or in the process of being abandoned. In 2011, 2012 and 2013, 82 fields, 96 fields and 101 fields were categorized as marginal fields, respectively.

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

Since 2005, as a result of the new rules to calculate this tax rate, some rates have been negative. The Federal Revenue Law for each of the Fiscal Years of 2006 to 2013 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability, and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2013 may also be credited in accordance with the same rules.

Fluctuating crude oil price levels directly affect the level of certain taxes and duties that we pay. See “Item 3—Key Information—Risk Factors—Risk Factors Related to the Relationship between PEMEX and the Mexican Government—Petróleos Mexicanos and the subsidiary entities pay special taxes and duties to the Mexican Government, which may limit PEMEX’s capacity to expand its investment program.”

In 2012, we paid total taxes and duties in the amount of Ps. 902.6 billion (54.8% of net sales), as compared to the Ps. 874.6 billion (56.1% of sales revenues) of taxes and duties that we paid in 2011, mainly due to the increase in Mexican crude oil export prices in 2012.

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

In addition, we have a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations. The aggregate taxes paid by the subsidiary companies were Ps. 2,044.4 million in 2011 and Ps. 1,015.6 million in 2012.

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

Form of Government

The President is the chief of the executive branch of the Mexican Government. In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012 and declared Mr. Enrique Peña Nieto, a member of the Institutional Revolutionary Party, President-elect. Mr. Peña Nieto formally assumed office as the new President of Mexico on December 1, 2012, replacing Mr. Felipe Calderón Hinojosa, a member of the National Action Party. The new President’s term will expire on November 30, 2018. The Political Constitution of the United Mexican States limits the President to one six-year term and does not allow reelection for any additional terms.

From 1929 to 1994, the PRI won all presidential elections, and from 1929 until July 1997, the PRI held a majority of the seats in both chambers of the Mexican Congress. Until 1989, the PRI also won all of the state gubernatorial elections. In July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition between the PAN, the oldest opposition party in Mexico, and the Partido Verde Ecologista de México (Ecological Green Party of Mexico), won the presidential election. Subsequently, in 2006, Mr. Felipe de Jesús Calderón Hinojosa, a member of the PAN, was elected President. However, in July 2012, the PRI candidate was once again elected President.

An election for the mayorship of the Federal District and local elections for state governorships in Chiapas, Guanajuato, Jalisco, Morelos, Tabasco and Yucatán were held most recently on July 1, 2012. After giving effect to these elections, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds two state governorships and the governorship of the Federal District, the PAN holds three state governorships, an alliance formed by the PAN and the PRD holds two state governorships, an alliance formed by the PAN and the Partido Nueva Alianza (New Alliance Party) holds one state governorship, an alliance formed by the PRD, the Partido del Trabajo (Labor Party) and the Movimiento Ciudadano (Citizen Movement Party) holds two state governorships, an alliance formed by the PRI and the Ecological Green Party holds one state governorship, an alliance formed by the PRI, the New Alliance Party and the Ecological Green Party holds one state governorship, and an alliance formed by the PRI, the Partido Socialdemocrata de Yucatán (Social Democratic Party of Yucatan, or PSD), the Ecological Green Party holds one state governorship, and the PRI holds the remaining 18 of the 31 state governorships.

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

Congressional elections for all 128 seats in the Senate and 500 seats in the Chamber of Deputies were held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	38	29.7%	114	22.8%
Institutional Revolutionary Party	54	42.2	212	42.4
Democratic Revolution Party	22	17.2	104	20.8
Ecological Green Party of Mexico	7	5.5	29	5.8
Citizen Movement Party	0	0.0	16	3.2
Labor Party	5	3.9	15	3.0
New Alliance	0	0.0	10	2.0
Unaffiliated	2	1.6	0	0.0

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

The Economy

Gross Domestic Product

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2007	2008	2009	2010	2011	2012(1)
GDP (constant 2003 prices)	3.3%	1.2%	(6.0)%	5.3%	3.9%	3.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	2.3	1.2	(3.2)	2.9	(2.6)	6.7
Secondary Activities:
Mining	(0.2)	(1.7)	(2.9)	1.2	(1.0)	1.2
Utilities	3.7	(2.3)	1.8	10.4	6.6	3.2
Construction	4.4	3.1	(7.3)	(0.6)	4.6	3.3
Manufacturing	1.7	(0.7)	(9.9)	9.9	4.9	4.3
Tertiary activities:
Wholesale and retail trade	5.0	0.9	(14.2)	11.7	9.4	5.2
Transportation and warehousing	3.7	0.0	(5.9)	7.5	3.2	4.3
Information	11.6	8.0	0.8	1.5	5.1	8.6
Finance and insurance	13.9	12.8	1.7	13.1	10.1	8.1
Real estate, rental and leasing	3.1	3.0	(1.9)	1.9	2.4	2.5
Professional, scientific and technical services	3.1	3.0	(5.1)	(1.0)	4.8	0.9
Management of companies and enterprises	(3.0)	14.0	(8.1)	5.5	2.0	4.1
Administrative support, waste management and remediation services	3.1	1.6	(4.8)	1.6	5.2	4.1
Education services	1.9	0.8	0.5	0.1	1.8	1.1
Health care and social assistance	2.5	(1.5)	0.8	0.8	1.8	2.1
Arts, entertainment and recreation	3.1	1.5	(4.6)	6.0	2.2	4.4
Accommodation and food services	2.6	0.9	(7.7)	3.2	2.5	4.9
Other services (except public administration)	3.9	0.7	(1.0)	1.0	2.8	4.6
Public administration	1.7	1.1	3.8	3.1	(2.1)	0.9

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

Mexico’s total gross fixed investment totaled Ps. 3,210.3 billion in 2012, as compared to Ps. 2,880.8 billion in 2011.

Prices and Wages

Consumer inflation (as measured by the change in the NCPI) during 2011 was 3.8%, 0.8 percentage points higher than inflation as estimated in the budget for that year and 0.6 percentage points lower than consumer inflation during 2010. Inflation in 2011 was lower than in 2010 due to (1) ongoing slack conditions in the Mexican economy; (2) increased competition in some sectors of the economy; and (3) a downward trend in unit labor costs, among other factors.

Consumer inflation (as measured by the change in the NCPI) during 2012 was 3.6%, 0.6 percentage points higher than inflation as estimated in the budget for that year and 0.2 percentage points lower than consumer inflation during 2011.

Consumer inflation for the three months ended March 31, 2013 was 1.64%, 0.7 percentage points higher than inflation during the same period of 2012.

Employment and Labor

The number of workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 16,062,043 at December 31, 2012, an increase of 711,708 from the level recorded at the end of 2011.

At December 31, 2012, the unemployment rate was 4.5%, which was the same as the unemployment rate at December 31, 2011. At March 31, 2013, the unemployment rate was 4.5%, as compared to an unemployment rate of 4.5% at December 31, 2012.

The minimum wage was increased by 0.4% on November 27, 2012 and by 3.9% on January 1, 2013.

Interest Rates

During 2011, interest rates on 28-day Treasury bills (Cetes) averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.4% and on 91-day Cetes of 4.6% during 2010.

During 2012, interest rates on 28-day Cetes averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.2% and on 91-day Cetes of 4.4% during 2011.

During the first three months of 2013, interest rates on 28-day Cetes averaged 4.1% and interest rates on 91-day Cetes averaged 4.2%, as compared to average rates on 28-day Cetes of 4.3% and on 91-day Cetes of 4.4% during the same period of 2012. On April 22, 2013 the 28-day Cetes rate was 3.9% and the 91-day Cetes rate was 3.8%.

Principal Sectors of the Economy

Tourism

During 2012, revenues from international travelers to Mexico, including both tourists and visitors, amounted to U.S. $12.7 billion (a 7.2% increase as compared to 2011), consisting of:

•	U.S. $10.7 billion from tourists (durational stay of more than one day), and

•	U.S. $2.0 billion from visitors (durational stay of one day or less).

The number of tourists to the interior (as opposed to border cities) in 2012 totaled 13.5 million, a 1.9% increase as compared to 2011, and resulted in revenues of U.S. $10.1 billion, a 7.4% increase as compared to 2011. The average expenditure per tourist to the interior increased by 5.5%, to U.S. $752.70.

During 2012, tourism-related expenditures by Mexicans traveling abroad, including both tourists and visitors, amounted to U.S. $8.4 billion (a 7.1% increase as compared to 2011), consisting of:

•	U.S. $5.4 billion from tourists (durational stay of more than one day), and

•	U.S. $3.0 billion from visitors (durational stay of one day or less).

The tourism balance recorded a surplus of U.S. $4.3 billion in 2012, a 7.3% increase as compared to the U.S. $4.0 billion surplus recorded in 2011.

Financial System

2012 and 2013 Monetary Programs

Consistent with Mexico’s monetary program for 2012, Mexico’s monetary program for 2013 has as its principal objective the achievement of an inflation rate not higher than its annualized target of 3.0% (+/-1.0%). Mexico’s monetary program for 2013 includes the following:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflation factors;

•	a description of the tools used by Banco de México to achieve its objectives;

•	a policy of communication that promotes transparency, credibility and effective monetary policy; and

•	a policy that promotes the expedited adoption of monetary policy measures, which are meant to reduce inflation and prevent its effects on the formation of prices.

The M1 money supply of Mexico is the sum of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits. As of December 31, 2012, the M1 money supply increased by 5.7%, the amount of bills and coins held by the public increased by 6.4% and the aggregate amount of checking account deposits denominated in pesos increased by 1.2%, each as compared to December, 31 2011 (in real terms).

As of February 28, 2013, the M1 money supply increased by 7.3%, the amount of bills and coins held by the public increased by 4.5% and the aggregate amount of checking account deposits denominated in pesos increased by 5.2%, each as compared to February 28, 2012 (in real terms).

Financial savings in Mexico are defined as the difference between the monetary aggregate M4 and bills and coins held by the public. As of December 31, 2012, financial savings increased by 10.8%, savings generated by Mexican residents increased by 4.2% and savings generated by non-residents increased by 50.6%, each as compared to December 31, 2011 (in real terms).

As of February 28, 2013, financial savings increased by 10.7%, savings generated by Mexican residents increased by 4.7% and savings generated by non-residents increased by 44.2%, each as compared to February 28, 2012 (in real terms).

As of December 31, 2012, the monetary base totaled Ps. 846.0 billion, a 10.8% nominal increase from the level of Ps. 763.5 billion as of December 31, 2011.

As of April 22, 2013, the monetary base totaled Ps. 761.9 billion, a 9.9% nominal decrease from the level of Ps. 846.0 billion at December 31, 2012.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, remained at 4.50% from July 17, 2009 to March 8, 2013, when it was decreased to 4.00%. As of April 23, 2013, the minimum overnight funding rate remained at 4.00%.

Banking Supervision and Support

As of December 31, 2012, the total amount of past-due loans of commercial banks was Ps. 69.7 billion, as compared to Ps. 60.2 billion as of December 31, 2011. As of December 31, 2012, the total loan portfolio of the banking system was 8.1% greater in real terms than the total loan portfolio as of December 31, 2011. The past-due loan ratio of commercial banks was 2.5% as of December 31, 2012, as compared to a ratio of 2.5% as of December 31, 2011. The amount of loan loss reserves held by commercial banks totaled Ps. 129.1 billion as of December 31, 2012, as compared to Ps. 115.0 billion as of December 31, 2011. At this level, commercial banks had reserves covering 185.3% of their past-due loans as of December 31, 2012, exceeding the minimum reserve level of 45%.

As of January 31, 2013, the total amount of past-due loans of commercial banks was Ps. 71.7 billion, as compared to Ps. 69.7 billion as of December 31, 2012. As of January 31, 2013, the total loan portfolio of the banking system was 3.3% lower in real terms than the total loan portfolio as of December 31, 2012. The past-due loan ratio of commercial banks was 2.6% as of January 31, 2013, as compared to a ratio of 2.5% as of December 31, 2012. The amount of loan loss reserves held by commercial banks totaled Ps. 130.9 billion as of January 31, 2013, as compared to Ps. 129.1 billion as of December 31, 2012. At this level, commercial banks had reserves covering 182.6% of their past-due loans as of January 31, 2013, exceeding the minimum reserve level of 45%.

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

The Mexican Stock Exchange publishes the Índice de Precios y Cotizaciones (Stock Market Index, or IPC) based on a group of the 35 most actively traded shares. At December 31, 2012, the IPC stood at 43,705.8 points, representing a 17.9% nominal increase from the level of 37,077.52 points at December 31, 2011.

At April 22, 2013, the IPC stood at 42,914.2 points, representing a 1.8% nominal decrease from the level at December 31, 2012.

External Sector of the Economy

Foreign Trade

Mexico registered a trade surplus of U.S. $0.2 billion in 2012, as compared with a trade deficit of U.S. $1.5 billion for 2011. In particular, exports increased or decreased as follows (each as compared to 2011):

•	merchandise exports increased by 6.2%, to U.S. $370.9 billion, as compared to U.S. $349.4 billion for 2011;

•	petroleum exports decreased by 5.9%, while non-petroleum exports increased by 8.5%; and

•	exports of manufactured goods (which represented 81.4% of total merchandise exports) increased by 8.4%.

Mexico’s total imports increased by 5.7% in 2012, to U.S. $370.8 billion, as compared to U.S. $350.8 billion for 2011. In particular, imports increased or decreased as follows (each as compared to 2011):

•	imports of intermediate goods increased by 5.3%;

•	imports of capital goods increased by 10.1%; and

•	imports of consumer goods increased by 4.8%.

During the first two months of 2013, Mexico registered a trade deficit of U.S. $2.9 billion, as compared to a trade surplus of U.S. $0.2 billion for the same period of 2012. In particular, exports increased or decreased as follows (each as compared to the same period of 2012):

•	merchandise exports decreased by 1.5%;

•	petroleum exports decreased by 5.4%, while non-petroleum exports decreased by 0.8%; and

•	exports of manufactured goods (which represented 80.0% of total merchandise exports) decreased by 0.2%.

During the first two months of 2013, total imports increased by 3.8%, to U.S. $59.2 billion, as compared to U.S. $57.1 billion for the same period of 2012. In particular, imports increased or decreased as follows (each as compared to the same period of 2012):

•	imports of intermediate goods increased by 3.1%;

•	imports of capital goods increased by 6.3%; and

•	imports of consumer goods increased by 5.5%.

Mexican exports to the United States increased from U.S. $274.4 billion in 2011 to U.S. $287.8 billion in 2012, mainly due to higher demand for Mexican goods in the United States as a result of the recovery of economic activity in the United States. Nevertheless, Mexican exports to the United States increased at a lower rate (4.9%) than did United States exports to Mexico (6.2%).

Balance of International Payments

The balance of Mexico’s international payments during 2012 was comprised of the following:

•	Mexico’s current account registered a deficit of 0.8% of GDP, or U.S. $9.2 billion, as compared to a deficit of U.S. $9.7 billion, or 0.9% of GDP, for 2011;

•	the capital account registered a surplus of U.S. $46.9 billion in 2012, as compared to a surplus of U.S. $49.4 billion in 2011; and

•

foreign investment in Mexico totaled U.S. $69.3 billion during 2012, as compared to U.S. $46.6 billion during 2011, and was composed of direct foreign investment inflows totaling U.S. $12.7 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $56.7 billion.

Foreign Direct Investment in Mexico

During the year ended December 31, 2012, foreign direct investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investments Registry) totaled approximately U.S. $12.7 billion, as compared with U.S. $21.5 billion during 2011. Total foreign direct investment during 2012 (excluding investment in securities) was directed as follows:

•	55.7% was directed to manufacturing;

•	(21.5%) was directed to financial services;

•	20.0% was directed to commerce;

•	12.9% was directed to construction;

•	3.7% was directed to mass media;

•	5.0% was directed to mining;

•	6.9% was directed to real estate and rental services;

•	1.9% was directed to transportation;

•	0.5% was directed to agriculture, livestock, fishing and forestry;

•	1.0% was directed to electricity and water; and

•	13.9% was directed to other services.

During 2012, foreign direct investment in Mexico came primarily from the United States (not including Puerto Rico), which accounted for 58.5% of the total foreign direct investment. The remaining foreign direct investments came from Japan (13.1%), Canada (8.2%), Luxembourg (6.6%), Germany (5.9%) and other countries.

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

During 2012, the average peso/dollar exchange rate was Ps. 13.1613 = U.S. $1.00. During the first three months of 2013, the average peso/dollar exchange rate was Ps. 12.6489 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on April 23, 2013 (which took effect on the second business day thereafter) was Ps. 12.2254 = U.S. $1.00.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the auction policy and commencing in February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell dollars to Banco de México. These options remained exercisable on any day of the month immediately following the auction. The holders of these options were able to sell dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, which we refer to as “FIX”) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate did not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month was U.S. $600 million. On November 29, 2011, the Foreign Exchange Commission announced that, effective immediately, it was suspending temporarily this auction mechanism. From February 26, 2010 to November 30, 2011, Banco de México auctioned an aggregate of U.S. $12.6 billion in options through this mechanism, and, as of November 30, 2011, Banco de México had purchased an aggregate of U.S. $9.1 billion from holders upon the exercise of these options.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México would conduct an auction of U.S. $400 million on each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The daily auction will result in a sale only when the exchange rate depreciates more than 2% as compared with the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through April 24, 2013, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

As of December 31, 2012, Mexico’s international reserves totaled U.S. $163.6 billion, an increase of U.S. $21.1 billion as compared to international reserves as of December 31, 2011. As of December 31, 2012, the net international assets of Banco de México totaled U.S. $166.5 billion, an increase of U.S. $17.2 billion as compared to net international assets as of December 31, 2011.

As of April 19, 2013, Mexico’s international reserves totaled U.S. $165.6 billion, an increase of U.S. $2.0 billion as compared to international reserves as of December 31, 2012. As of April 19, 2013, the net international assets of Banco de México totaled U.S. $170.1 billion, an increase of U.S. $3.6 billion as compared to net international assets as of December 31, 2012.

Public Finance

Fiscal Policy

A rational allocation of public expenditure and the augmentation of revenue have been important components of the Mexican Government’s economic stabilization strategy, which has two fundamental objectives: (1) to reduce the poverty rate and (2) to increase the rate of economic growth and employment.

The Mexican Government’s principal fiscal policy objectives to promote economic growth and employment opportunity are as follows:

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

2012 Budget and Fiscal Results

On September 8, 2011, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Revenue Law for 2012, or the 2012 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012, or the 2012 Expenditure Budget) to the Mexican Congress for approval. The 2012 Revenue Law and the 2012 Expenditure Budget were approved on October 27, 2011 and November 15, 2011, respectively, and were published in the Official Gazette of the Federation on November 16, 2011 and December 12, 2011, respectively (together, the 2012 Budget).

The 2012 Budget, as approved by the Mexican Congress, provided for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 95.6 billion, or 0.4% of GDP. Including physical investment by PEMEX, the 2012 Budget provided for a public sector budget deficit of 2.4% of GDP.

According to preliminary figures, during 2012, the public sector balance registered a deficit of Ps. 403.6 billion in nominal pesos, or 2.6% of GDP, as compared to a deficit of Ps. 353.5 billion in nominal pesos, or 2.5% of GDP, registered during 2011. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 92.1 billion, or 0.6% of GDP, during 2012, as compared to a deficit of Ps. 86.2 billion, or 0.6% of GDP, during 2011.

In 2012, public sector budgetary revenues totaled Ps. 3,517.5 billion in nominal pesos, a 3.3% increase in real terms as compared to 2011. This increase is mainly explained by a 3.7% increase in crude oil revenues (which was in part due to an increase in the price of crude oil exports) and a 1.4% increase in non-oil tax revenues, each in real terms as compared to 2011.

According to preliminary figures, during 2012, crude oil revenues increased by 3.7% in real annual terms as compared to 2011, primarily as a result of the increase in the price of crude oil exports. Non-oil tax revenues increased by 1.4% in real terms.

During 2012, net public sector budgetary expenditures increased by 3.8% in real terms as compared to 2011. During 2012, public sector financing costs increased by 7.0% in real terms as compared to 2011, mainly as a result of the depreciation of the average exchange rate and the increase of the financing cost of Pemex. Public sector financing costs as a percentage of GDP increased from 1.9% of GDP in 2011 to 2.0% in 2012.

The amounts contained in the proceeding funds were as follows as of December 31, 2012:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 17.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 13.5 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.4 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 14.8 billion.

2013 Budget

On December 7, 2012, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Revenue Law for 2013, or the 2013 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget) to Congress for approval. The 2013 Revenue Law and the 2013 Expenditure Budget were approved on December 13, 2012 and December 20, 2012, respectively, and were published in the Official Gazette of the Federation on December 17, 2012 and December 27, 2012, respectively (together, the 2013 Budget).

The 2013 Budget, as adopted by the Mexican Congress, does not provide for a public sector budget deficit (excluding physical investments by PEMEX). The 2013 Budget provides an estimated weighted average Mexican crude oil export price of U.S. $86.0 per barrel, which together with an estimated volume of oil exports of 1,183.5 thousand barrels per day, would result in approximately Ps. 1,243 billion of projected oil revenues for 2013.

The 2013 Budget, as approved by the Mexican Congress, contemplates public sector budgetary revenues totaling Ps. 3,601.1 billion, a 5.1% increase in real terms as compared to public sector budgetary revenues estimated for the Federal Revenue Law for 2012.

The 2013 Budget estimates that expenditures will total Ps. 3,601.1 billion (excluding estimated physical investment expenditures by PEMEX totaling Ps. 326.3 billion), a 3.0% increase in real terms as compared to the amount approved in the Federal Expenditure Budget for 2012.

The 2013 Budget allows the Mexican Government to increase expenditures for social development by 3.6% and economic development by 3.0%, each as compared to the amounts budgeted for 2012.

The preliminary results for 2011 and 2012, as well as the budget assumptions and targets for the 2012 Budget and the 2013 Budget, are presented below.

2011 and 2012 Results;

2012 Budget and 2013 Budget Assumptions and Targets

	2011 Results(1)		2012 Budget(2)	2012 Results(3)	2013 Budget(4)
Real GDP growth (%)		3.9%	3.3%	3.9%	3.5%
Increase in the national consumer price index (%)		3.8%	3.0%	3.6%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $	101.13	U.S. $84.90	U.S. $101.81	U.S. $86.00(5)
Current account deficit as % of GDP		(0.9)%	n.a.	(0.8)%	n.a.
Average exchange rate (Ps./U.S.$1.00)		12.4	12.8	13.2	12.9
Average rate on 28-day Cetes (%)		4.2%	4.6%	4.2%	4.6%
Public sector balance as % of GDP(6)		(2.5)%	(2.4)%	(2.6)%	0.0%
Primary balance as % of GDP(6)		(0.6)%	(0.3)%	(0.6)%	n.a.

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) and in the Programa Económico 2012 (Economic Program for 2012.
(3)	Preliminary.
(4)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2013 (General Economic Policy Guidelines for 2013) published in December 7, 2012 and in the Programa Económico 2013 (Economic Program for 2013) published on December 26, 2012, as modified by the 2013 Budget adopted by the Mexican Congress.
(5)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the Federal Revenue Law for 2013. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(6)	Including physical investments by PEMEX.

Source: Ministry of Finance and Public Credit.

Public Debt

Mexico’s public debt policy for 2013 is intended to be flexible enough to meet the needs of the Mexican Government while coping with market dynamics and unforeseen developments and maintaining costs and risks at stable levels. Mexico’s new public debt policy will continue the practice of relying on local markets as the core source of funding for the Mexican Government, and will supplement this source of funding with external financing from the United States, Europe and Japan. Mexico’s principal objectives in achieving external financing are as follows:

•	to improve the terms and conditions of Mexico’s external liabilities;

•	to strengthen and diversify Mexico’s investors base, considering the continued presence in the most influential international markets;

•	to strengthen Mexico’s benchmark bonds; and

•	to maintain a constant relationship with international investors, in order to ensure transparency and to promote investment in Mexico.

Internal Public Debt

Internal debt of the Mexican Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive as of December 31, 2012, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table captioned “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies. At December 31, 2012, all of the Mexican Government’s internal debt was denominated in inflation-indexed Unidades de Inversión (which we refer to as UDIs) or pesos and was payable in pesos.

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

According to preliminary figures, at December 31, 2012, the net internal debt of the Mexican Government totaled Ps. 3,501.1 billion (including liabilities associated with the public sector pension reform law of Ps. 169.0 billion), a 12.5% increase in nominal terms as compared to the Ps. 3,112.1 billion outstanding at December 31, 2011. At December 31, 2012, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 3,575.3 billion, an 11.8% increase in nominal terms as compared to the Ps. 3,197.7 billion of gross internal debt outstanding at December 31, 2011. Of the total gross internal debt of the Mexican Government at December 31, 2012, Ps. 396.7 billion represented short-term debt and Ps. 3,178.6 billion represented long-term debt, as compared to Ps. 349.8 billion of short-term debt and Ps. 2,847.9 billion of long-term debt at December 31, 2011. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including, but not limited to, national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.

The Mexican Government’s financing costs on internal debt totaled Ps. 207.6 billion during 2012, or 1.3% of GDP, an increase of 7.3% as compared to 2011. During 2012, the average maturity of the Mexican Government’s internal debt increased by 0.4 years, from 7.6 years at December 31, 2011 to 8.0 years at December 31, 2012.

At December 31, 2012, the gross internal debt of the public sector including the recognition of PIDIREGAS-related debt, totaled Ps. 3,861.1 billion, as compared to Ps. 3,446.8 billion at December 31, 2011.

The following table summarizes the net internal public debt of the Mexican Government as of each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31,
	2007			2008			2009			2010			2011			2012(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	1,795.8	94.7%	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%
Cetes		340.5	18.0		357.1	14.9		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9
Floating Rate Bonds		325.0	17.1		243.6	10.1		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6
Inflation-Linked Bonds		235.3	12.4		334.9	14.0		430.6	15.9		647.2	22.4		642.1	20.1		747.2	20.9
Fixed Rate Bonds		895.1	47.2		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7
Other		100.6	5.3		380.1	15.8		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9

Total Gross Debt	Ps.	1,896.3	100.0%	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%

Net Debt
Financial Assets(3)		(107.9)			(68.6)			(231.4)			(79.4)			(85.6)			(74.2)

Total Net Debt	Ps.	1,788.3		Ps.	2,332.7		Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1

Gross Internal Debt/GDP			16.1%			19.8%			21.4%			20.9%			20.7%			21.7%
Net Internal Debt/GDP			15.2%			19.2%			19.6%			20.4%			20.2%			21.3%

Note:	Numbers may not total due to rounding.

             n.a. not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 0 at December 31, 2012. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesoría de la Federación (General Account of the Federal Treasury) with Banco de México.

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

According to preliminary figures, at December 31, 2012, Mexico’s outstanding public sector gross external debt totaled U.S. $125.7 billion, as compared to U.S. $116.4 billion at December 31, 2011. Of this amount, U.S. $122.6 billion represented long-term debt and U.S. $3.1 billion represented short-term debt.

Total public debt (gross external debt plus net internal debt) of Mexico at December 31, 2012 represented approximately 32.9% of nominal GDP, 1.2 percentage points higher than at December 31, 2011.

At December 31, 2012, Mexico’s total public sector external debt was held as follows:

•	bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 63.1%;

•	multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 23.3%;

•	commercial banks held approximately 13.3%; and

•	other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2007	U.S. $	40,114	U.S. $	7,745	U.S. $	6,576	U.S. $	54,435	U.S. $	920	U.S. $	55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012(4)		66,912		50,063		5,626		122,601		3,125		125,726

By Currency(3)

	At December 31,
	2007		2008		2009		2010		2011		2012(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%	105,836	84.2%
Japanese yen	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8	6,847	5.4
Pounds sterling	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6	1,993	1.6
Swiss francs	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8	961	0.8
Others	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4	10,089	8.0

Total	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%	125,726	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF, (b) external borrowings by the public sector after December 31, 2012 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On February 15, 2012, Mexico issued Ps. 25 billion of domestic fixed-rate bonds due 2022 in the Mexican market. These bonds gave investors a yield to maturity of 6.30% for a tenor of 10 years.

On March 8, 2012, Mexico issued U.S. $2 billion of its 4.750% Global Notes due 2044. The notes were issued under Mexico’s U.S. $80 billion MTN program at a yield to maturity of 4.839%.

On April 18, 2012, Mexico issued Ps. 15 billion of domestic fixed-rate bonds due 2042 in the Mexican market. These bonds gave investors a yield to maturity of 7.46% for a tenor of 30 years.

On June 8, 2012, Mexico issued Japanese yen 50 billion of notes due 2015 and Japanese Yen 30 billion of notes due 2017. The bonds were placed in the Japanese public market and bear interest of 1.29% and 1.56%, respectively.

On July 18, 2012, Mexico issued Ps. 30 billion of domestic fixed-rate bonds due 2017 in the Mexican market. These bonds gave investors a yield to maturity of 4.88% for a tenor of 5 years.

On August 20, 2012, Mexico issued U.S. $0.6 billion of its 3.625% Global Notes due 2022, U.S. $1.0 billion of its 4.750% Global Notes due 2044 and U.S. $0.7 billion of its 5.750% Global Notes due 2110. The transaction was part of a debt exchange offer in which holders of certain series of Mexico’s outstanding U.S. dollar-denominated debt securities exchanged those debt securities for new notes with a longer maturity and U.S. $19 million in cash consideration. The notes were issued under Mexico’s U.S. $80 billion MTN program and gave investors a yield to maturity of 2.52%, 3.93% and 4.67% for a tenor of 10 years, 32 years and 98 years, respectively.

On September 5, 2012, Mexico issued UDI 3 billion of fixed-rate UDIbonos due 2022 in the Mexican market. These UDIbonos gave investors a yield to maturity in UDIs of 1.55% for a tenor of 10 years.

On November 14, 2012, Mexico implemented an innovative facility to simultaneously auction stripped coupons from principal and from interests of 30-year Udibonos, issuing UDI 225 million of stripped coupons from principal and UDI 144 million of stripped coupons from interests.

On January 10, 2013, Mexico issued U.S. $1.5 billion of its 4.750% Global Notes due 2044. The notes were issued under Mexico’s U.S. $110 billion Global Medium Term Notes program at a yield to maturity of 4.194%.

On February 6, 2013, Mexico issued UDI 225 million of stripped coupons from principal and UDI 41 million of stripped coupons from interest. The transaction was the second to be carried out under a program implemented on November 14, 2012, which was designed to simultaneously auction stripped coupons from principal and from interest of 30-year UDIbonos.

Legal and Political Reforms

2012 Labor Law Reforms

On November 30, 2012, amendments to the Ley Federal del Trabajo (Federal Labor Law) were published in the Diario Oficial de la Federación (Official Gazette of the Federation). These amendments, which took effect on December 1, 2012, included, among others, the following labor reforms:

•

the enhancement of dignity in the workplace by including rules against workplace discrimination and adding bullying and sexual harassment to the list of justifiable grounds for the termination of an employee;

•

the introduction of the seasonal employment classification, which includes short-term employment to satisfy the need for additional workforce during industry peak seasons, as well as the introduction of temporary employment contracts;

•

the regulation of outsourcing practices, including the establishment of conditions that any outsourcing activities must satisfy, as well as the requirement that all outsourcing contracts be made in writing;

•	the recognition of the hourly wage system, provided that maximum number of hours per day is not exceeded and the total income is not less than the minimum for one work day;

•	the establishment of mandatory training for employers and employees, with the express objectives of increasing productivity and maximizing human, material and financial resources;

•

the ability of employers to utilize trial and initial training periods, during which employers will have the opportunity to assess whether candidates possess the requisite knowledge or skills to satisfactorily perform their duties; and

•

the promotion of union transparency and democracy through the introduction of standards relating to the election of union leaders, the administration of union assets and the requirement that union officials abide by principles of impartiality, equity and accountability.

These reforms are intended to facilitate Mexican economic growth, promote job creation and provide employers with greater certainty with respect to the development and implementation of employment practices.

Public Administration Law Reform

On January 2, 2013, amendments to the Organic Law of the Federal Public Administration were published in the Diario Oficial de la Federación (Official Gazette of the Federation). These amendments included, among others, the following reforms:

•

the Secretaría de Gobernación (Ministry of the Interior) was granted the authority to coordinate the efforts of the other Ministries in order to accomplish the President’s directives and policies, and to convene cabinet meetings, subject to approval by the President;

•

the Secretaría de Seguridad Pública (Ministry of Public Security) was dissolved, and the authority to coordinate and supervise programs pertaining to public security, the federal police, the federal penitentiary system, victims assistance, crime prevention and criminal data and intelligence was transferred to the Ministry of the Interior;

•

the name of the Secretaría de la Reforma Agraria (Ministry of Agrarian Reform) was changed to Secretaría de Desarrollo Agrario, Territorial y Urbano (Ministry of Agrarian, Territorial and Urban Development);

•

the Secretaría de la Función Publica (General Comptroller’s Office of the Government) was dissolved, and the responsibilities of internal accountability, internal management control systems, public service development, public leases, acquisitions and projects, human resources and salary policies and federal real-estate policies with respect to the administration of federal property were conferred to the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit); and

•

the Secretaría de Desarrollo Social (Ministry of Social Development) was granted authority to coordinate and supervise programs and policies to prevent and reduce poverty, to promote children’s rights, elderly rights, family unity and develop stronger social infrastructures.

The dissolution of the General Comptroller’s Office of the Government and the transfer of its authority to the Ministry of Finance and Public Credit are subject to the approval of a bill that will amend the Political Constitution of the United Mexican States and create an independent entity to carry out the activities previously conducted by the General Comptroller’s Office of the Government. Congress will be expected to revise the internal accountability and management control systems so that they are consistent with the level of authority and responsibility conferred upon the new entity. Prior to the approval of this bill, the General Comptroller’s Office of the Government will continue to act under its existing mandate.

Educational Reform

The Enactment of the Constitutional Reform of Education went into effect on February 27, 2013. The law is intended to improve the public educational system of Mexico by introducing competency exams and objective, merit-based standards for teacher hiring and promotions. In addition, this law provides federal funding for extended learning hours and the improvement of school building infrastructures.

Amendments to Governmental Accounting Regulations

Amendments to the General Law on Governmental Accounting went into effect on January 1, 2013. These amendments are designed to improve transparency in government spending by, among other things, including a requirement that state, local and municipal governments publish periodic information regarding federal funds received. In addition, the law provides for the creation and maintenance of web sites that grant the public access to financial information for all levels of government, including the federal government.

Ley de Amparo

A new Ley de Amparo went into effect on April 3, 2013, replacing the prior statute. The Ley de Amparo is designed to provide constitutional relief to individuals and corporations against various types of governmental actions, including administrative and judicial actions. This new law enables both individuals and citizens to file legal challenges against such actions and provides injunctive relief in certain instances. The new Ley de Amparo also broadens the scope of those persons that may seek protection under the law, grants general effects to rulings issued under amparo claims in certain circumstances and restricts injunctive relief where the social harm outweighs the benefit to the plaintiff. Finally, the enactment of the new law also seeks to reinforce the court system by attempting to limit judicial contradictions.

Ley de Instituciones de Seguros y Fianzas

A new Ley de Instituciones de Seguros y Fianzas went into effect on April 5, 2013, replacing the prior legislation, which regulated insurance and bonding companies separately. This new law governs the incorporation and operation of insurance and bonding companies. In addition, the new law is expected to further bring Mexican insurance legislation in line with international standards, implement certain new capital requirements and provide for new insurance products.

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

•	transportation and distribution expenses (including a portion of the cost of the reserve for employee benefits); and

•	administrative expenses (including a portion of the cost of the reserve for employee benefits).

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

Overview

In past years we have undergone a major transformation due to several factors, perhaps the most relevant of which is the evolution of our business plan towards value creation. We have established a multi-annual business plan that includes both operational and investment programs, which have brought about the stabilization of national crude oil production and a historic proved reserves replacement rate above the 100% benchmark for the second year in a row.

Although we have reported significant losses in recent years, we reported a net income of Ps. 2.6 billion in 2012. The increase in our net income in 2012 was primarily due to a Ps. 104.9 billion foreign exchange gain that resulted from the appreciation of the peso in relation to the U.S. dollar in 2012, as compared to a foreign exchange loss in 2011 resulting from the depreciation of the peso in that year, as well as increased sales as a result of higher prices and volumes of sales of petroleum products sold domestically. This result was partially offset by increases in our financing costs, costs of sales and general expenses. We cannot predict whether we will report income or a loss for the 2013 fiscal year.

In 2012, our equity decreased by Ps. 374.3 billion, from Ps. 103.2 billion as of December 31, 2011 to negative Ps. 271.1 billion as of December 31, 2012. This decrease was primarily due to an increase in the comprehensive loss, which resulted from an increase in the reserve for employee benefits caused by adjustments to the actuarial computation method due to decreases in the yields of Mexican Government Bonds that are used to calculate the applicable discount rate. We note that under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico), decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding. In addition, our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity. See “—Liquidity and Capital Resources” below.

We still face important challenges in order to sustain value creation. In the short- to medium-term, we seek to increase hydrocarbons production and continue to consolidate the reserves replacement rate by exploiting conventional resources, both onshore and in shallow waters. In the long-term, we intend to pursue exploration and production activities in non-conventional deposits of hydrocarbons and geologically-complex fields, such as Chicontepec, the deep waters of the Gulf of Mexico and shale gas, where an important part of the Mexican oil and gas industry future lies. We also intend to design and implement new configurations oriented towards capturing economic benefits from our downstream activities, which are critical to generating greater value along the business chain.

The Mexican Government is considering a number of major structural reforms, including significant reforms to the energy sector that may enable us to address the foregoing challenges by enabling us to attract, among other things, additional know-how, technological resources and investment. However, we can provide no assurances as to whether any significant reforms in the energy sector will be adopted by the Mexican Government or, if adopted, the content of any such reforms. See “Item 3—Key Information—Risk Factors— Considerations Related to Mexico—Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX’s operations.”

Critical Accounting Policies

Some of our accounting policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on: our historical experience; terms of existing contracts; management’s view of trends in the oil and gas industry, both internationally and within Mexico; economic factors in Mexico; and information from outside sources. We believe that the following critical accounting policies, among others, affect management’s judgments and estimates used in the preparation of our consolidated financial statements, and could potentially impact our financial results and future financial performance. These policies are more fully described in Notes 3 and 23 to our consolidated financial statements included herein.

Presentation in IFRS

Beginning with the fiscal year ending December 31, 2012, Mexican issuers that disclose information through the Bolsa Mexicana de Valores, S.A.B. de C.V. (the Mexican Stock Exchange, which we refer to as the BMV) are required to prepare financial statements in accordance with IFRS. Accordingly, we began presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. We reported our quarterly information under IFRS to the BMV during 2012. For further details on the adoption of IFRS, please see Note 23 to our consolidated financial statements included herein. In order to determine our opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1, we have adjusted the amounts previously reported in our financial statements under Mexican FRS. We relied on the following exemptions and exceptions that are required or permitted in connection with the initial adoption of IFRS:

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

We have chosen to value some of our plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, we have chosen to use their current values under Mexican FRS or the successful efforts method of accounting in the case of wells, as their deemed cost. The net effect of the change in valuation of assets is recognized against the initial balance of retained earnings (accumulated losses) under IFRS as of the transition date.

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

Exception for accumulated currency translation effects. IFRS 1 permits the cancellation of the accumulated gains and losses from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates,” as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, we have chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of retained earnings (accumulated losses) under IFRS as of the transition date.

Other policy changes

Early adoption of IAS 19 (revised) “Employee Benefits” (IAS 19). We chose the early adoption of IAS 19, which eliminates the use of the “corridor method” to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred.

IAS 19 requires that issuers determine the rate used to discount employee benefits obligations with reference to market yields at the end of the reporting period on high quality corporate bonds. However, in countries that lack a deep market in corporate bonds, the market yields on government bonds must be used instead. Accordingly, we use the market yields on government bonds as a reference because there is no deep market in corporate bonds in Mexico.

As of the transition date, we have recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of retained earnings (accumulated losses) under IFRS.

Principal effects of adoption

The table below shows the principal effects of our adoption of IFRS on our financial statements. For an explanation of the effects of adoption on our consolidated financial statements as of December 31, 2011, see Note 23 to our consolidated financial statements included herein.

	As of December 31, 2011 (in billions of pesos)
Consolidated Statement of Financial Position	Mexican FRS	Adjustments	IFRS
Wells, pipelines, properties, plant and equipment—Net	Ps. 1,152.5	Ps. 439.9	Ps. 1,592.4
Reserve for employee benefits	731.0	131.1	862.1
Total equity	(193.9)	297.1	103.2

Successful Efforts Method of Oil and Gas Accounting

We apply the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” (IFRS 6), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether such reserves are commercially viable. Otherwise, the costs of drilling an exploratory well are charged to exploration expense. Other expenditures on exploration are charged to exploration expense, as incurred.

Our reserves estimates are determined in accordance with earth science and petroleum engineering principles and practices pursuant to Rule 4-10(a) of Regulation S-X, and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and developments in oil field technology.

Downward revision of our reserves estimates can result in: higher depreciation and depletion expense per barrel in future periods; an immediate write-down of an asset’s book value in accordance with accounting rules for the impairment of properties; or changes in our accrual of the asset retirement obligation. An impairment of oil and gas producing fixed assets will result if the downward revisions are so significant that the estimated future cash flows from the remaining reserves in the field are insufficient to recover the unamortized capitalized costs. Conversely, if the oil and gas reserves quantities are revised upward, our per barrel depreciation and depletion expense will be lower.

The application of successful efforts accounting can also cause material fluctuations between periods in exploration expenses if drilling results are different than expected or if we change our exploration and development plans. The determination that exploratory drilling was unsuccessful in finding economically producible reserves requires the immediate expensing of previously capitalized drilling costs. We make periodic assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and should continue. Exploration wells capitalized beyond 12 months are subject to additional evaluation as to whether the facts and circumstances have changed, and therefore whether the conditions described below no longer apply. Exploration wells more than 12 months old are expensed unless: they are in an area requiring major capital expenditures before production can begin, commercially productive quantities of reserves have been found, and they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or proved reserves are identified within 12 months following the completion of exploratory drilling.

Environmental Remediation and Asset Retirement Obligations

We are required to make judgments and estimates in recording liabilities for environmental cleanup and asset retirement obligations. In accordance with applicable legal requirements and accounting practices, we recognize an environmental liability when the cash outflows are probable and the amount is reasonably estimable. We account for disbursements related to the conservation of the environment that are linked to revenue from current or future operations as costs or assets, depending on the circumstances of each disbursement. Moreover, we account for disbursements related to past operations, which no longer contribute to current or future revenues, as current period costs. We accrue a liability for a future disbursement when an obligation related to environmental remediation is identified and the amount thereof can be reasonably estimated.

Estimated liabilities for environmental remediation and asset retirement obligations are subject to change as a result of: changes in laws, regulations and their interpretation; the review of additional information on the extent and nature of site contamination; the determination of additional works that need to be undertaken; improvements in technology; the nature and timing of expenditure; foreign currency exchange rates to the extent that some of these costs are incurred in U.S. dollars; and changes in discount rates.

We do not recognize the obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, we lack sufficient information to reasonably determine the date on which they will be decommissioned.

Financial Instruments

We face market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, Petróleos Mexicanos and the subsidiary entities have developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

We enter into derivatives transactions with the sole purpose of hedging financial risks related to our operations. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, “Financial Instruments Recognition and Measurement” for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the financing cost. See Notes 8 and 13 to our consolidated financial statements included herein.

Impairment of Long-lived Assets

At each reporting date, we evaluate whether there is objective evidence that a long-lived asset or a group of long-lived assets is impaired. Significant judgment is required to appropriately assess the recoverable amount, represented by the higher of the value in use and the fair value, less costs to sell, of our reporting units. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding projected commodity sales prices, production and overhead costs and foreign currency exchange rates and inflation could materially affect the anticipated cash flows to be generated by long-lived assets, thereby affecting the evaluations of the carrying values of those long-lived assets.

Income Taxes

As described under “Item 4—Information on the Company—Taxes and Duties” above and in Note 16 to our consolidated financial statements included herein, a new fiscal regime applicable to Petróleos Mexicanos and the subsidiary entities became effective on January 1, 2006 and amendments to the fiscal regime applicable to

Pemex-Exploration and Production became effective on January 1, 2008, January 1, 2009, January 1, 2010 and January 1, 2011. In addition, PMI and P.M.I. Norteamérica, S.A. de C.V. are subject to the tax regime applicable to all other Mexican corporations. In general, Mexican companies are taxed based on pre-tax income at a statutory rate.

As a consequence of the tax regime applicable to Petróleos Mexicanos and its subsidiary entities, and in accordance with IAS 12, “Income Taxes,” in the preparation of our consolidated financial statements, Petróleos Mexicanos and the subsidiary entities (except Pemex-Exploration and Production) are required to estimate taxable income. This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income.

Management judgment is required in determining our provision for income taxes. In the event that actual results differ from our estimates, any adjustments recorded will affect our net income during the corresponding period.

Contingencies

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome. Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. We do not recognize contingent revenues, earnings or assets until their realization is assured. See “Item 8—Financial Information—Legal Proceedings—Civil Actions” and Note 21 to our consolidated financial statements included herein.

Recently Issued Accounting Standards

Note 3(s) to our audited consolidated financial statements discusses new accounting interpretations and revisions under IFRS that will apply to annual periods beginning on or after January 1, 2013. We are still evaluating the impact that these pronouncements may have on our consolidated financial statements. There are no additional standards, amendments or interpretations that, even though not yet effective, could have a material impact on our financial statements included in this annual report.

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

	Year ended December 31,
	2008		2009		2010		2011		2012
	(in dollars per barrel)
West Texas Intermediate crude oil average price	U.S. $	100.06	U.S. $	61.92	U.S. $	79.45	U.S. $	95.04	U.S. $	94.13
PEMEX crude oil weighted average export price		84.38		57.42		72.46		101.13		101.82

Note: The numbers in this table are daily average prices for the full year, which differ from spot prices at year end. On April 29, 2013, the spot price for West Texas Intermediate crude oil was U.S. $94.15 per barrel and the spot price for the PEMEX crude oil basket was an estimated U.S. $100.01 per barrel.

Sources:	PMI operating statistics and Platt’s U.S. Marketscan (McGraw-Hill Company).

Domestic Prices

The formulas used to determine prices for petroleum products and petrochemical products sold in the Mexican market are determined by the SHCP and the Energy Regulatory Commission, in accordance with the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law), the Ley de Planeación (Planning Law), the Reglamento Interior (Internal Regulations) of the SHCP and the Energy Regulatory Commission Law. The SHCP and the Energy Regulatory Commission receive input from PEMEX and other governmental ministries through committees composed of officers of Petróleos Mexicanos, the subsidiary entities, some of the subsidiary companies, and representatives of various government ministries, including, among others, the SHCP, the Ministry of Energy, the SFP, and the Secretaría de Economía (Ministry of Economy). The SHCP and the Energy Regulatory Commission determine wholesale and first-hand sale prices based on opportunity cost, which considers international prices, and makes adjustments to reflect transportation expenses and differences in the quality of our products relative to international benchmarks. The retail price is determined based on the wholesale price plus the value added tax, the retailer’s margin and freight costs. The SHCP adjusts prices for petroleum and petrochemical products sold in the Mexican market, so that they are consistent with the Mexican Government’s macroeconomic targets. See “Item 4—Information on the Company—Business Overview—Refining—Pricing Decrees” and “—Gas and Basic Petrochemicals—Pricing Decrees.”

The following table compares the average prices in nominal terms of petroleum products in Mexico and in the United States for the years indicated.

	2008		2009		2010		2011		2012
	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.	Mexico	U.S.
Petroleum Products
Unleaded regular gasoline(1)	U.S. $104.44	U.S. $129.84	U.S. $91.02	U.S. $91.49	U.S. $104.52	U.S. $108.49	U.S. $118.55	U.S. $140.36	U.S. $131.36	U.S. $145.42
Premium gasoline(1)	130.87	141.29	112.93	102.91	124.40	120.29	132.67	152.62	139.82	159.03
Diesel(1)	91.03	160.01	92.47	99.78	109.04	119.78	123.15	154.25	135.95	159.89
Jet fuel(2)	125.09	124.31	70.89	69.77	91.73	90.42	126.53	126.15	137.29	129.08
Kerosene(3)	91.03	126.82	92.48	71.49	109.05	92.51	123.16	125.84	135.96	128.37
Natural Gas(4)
Industrial	9.67	9.65	4.43	5.33	5.25	5.49	4.98	5.11	3.63	3.87
Residential	16.47	13.89	15.66	12.14	15.98	11.39	15.89	11.03	12.73	10.68
Selected Petrochemicals
Ammonia(5)	521.23	517.67	265.37	232.61	350.62	368.97	496.17	533.62	530.77	562.83
Polyethylene L.D.(6)	1,791.89	1,512.66	1,226.69	1,058.65	1,774.97	1,550.14	1,834.27	1,624.92	1,667.72	1,447.47
Polyethylene H.D.(7)	1,658.72	1,357.51	1,107.00	955.40	1,425.04	1,225.04	1,588.15	1,365.56	1,576.48	1,359.29
Styrene(8)	1,698.05	1,529.92	1,098.36	1,005.90	1,486.17	1,301.93	1,728.37	1,511.64	1,825.91	1,559.16

(1)	In U.S. dollars per barrel. Prices to final consumers including taxes. Premium price in Mexico City. U.S. prices in Houston, Texas.

Sources for data accompanying note (1): Pemex-Refining and Lundberg Retail Price Survey (Lundberg Survey Inc.).

(2)	In U.S. dollars per barrel. Mexican prices at the gate of the refineries. U.S. spot prices in Houston, Texas (Jet Fuel Gulf Coast Waterborne).

Sources for data accompanying note (2): Pemex-Refining and Platt’s U.S. Marketscan (McGraw-Hill Company).

(3)	In U.S. dollars per barrel. In both countries, prices to final consumers. Mexico prices include taxes, while U.S. prices exclude taxes.

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

(5)	In U.S. dollars per ton. Prices exclude taxes. Mexican basis prices at Cosoleacaque Petrochemical Plant. Spot prices for the Caribbean.

Sources for data accompanying note (5): Pemex-Petrochemicals, Fertecon Ammonia Report and Argus FMB Fertilizer Freight.

(6)	In U.S. dollars per ton. PX 20020 P quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices are for exports.

Sources for data accompanying note (6): Pemex-Petrochemicals and ICIS-Pricing.

(7)	In U.S. dollars per ton. PADMEX 65050 quality. Prices exclude taxes. Mexico prices to end consumers. U.S. prices are for exports.

Sources for data accompanying note (7): Pemex-Petrochemicals and ICIS-Pricing.

(8)	In U.S. dollars per ton. Prices exclude taxes. Mexico prices to end consumers. U.S. reference prices are an average of contract and spot prices.

Sources for data accompanying note (8): Pemex-Petrochemicals and ICIS-Pricing.

IEPS Tax, Hydrocarbon Duties and Other Taxes

The following table sets forth the taxes and duties that we recorded for each of the past two years.

	Year ended December 31,
	2011	2012
	(in millions of pesos)(1)
Hydrocarbon extraction duties and others	Ps. 871,686	Ps. 898,398
Hydrocarbons income tax	(677)	2,393
Income tax	3,638	1,855
IEPS tax(2)	—	—

Total	Ps. 874,647	Ps. 902,646

Note:	For a description of these taxes and duties, see “Item 4—Information on the Company—Taxes and Duties.” Numbers
may not total due to rounding.
(1)	Figures are stated in nominal pesos.
(2)	During 2011 and 2012, no IEPS tax was generated due to negative IEPS tax rates, as explained below.

Source: PEMEX’s audited financial statements, prepared in accordance with IFRS.

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

From the end of 2005 through April 2013, the retail prices of gasoline and diesel have been less than the sum of Pemex-Refining’s wholesale price, the value-added tax, the freight to gas stations and the retailer’s margin, which has generated a “negative” IEPS tax rate, and, therefore, no IEPS tax was paid during these years. Beginning in 2006, the Federal Revenue Law established that PEMEX was permitted to credit negative IEPS taxes against its IEPS tax liability. Any remaining surplus could then be credited first toward its value added tax liability and then toward ordinary hydrocarbon duties. These IEPS tax credits are recorded in our income statement under “other revenues.” In 2012, we were permitted to credit Ps. 214.1 billion of negative IEPS tax, of which we credited Ps. 81.6 billion against our IEPS tax and value added tax liabilities. The remaining surplus was credited against the Ordinary Hydrocarbons Duty.

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

Inflation

Mexico experienced high inflation during the 1980s. The annual rate of inflation (as measured by the change in the Mexican National Consumer Price Index, or NCPI) decreased from a high of 159.2% in 1987 to 11.9% in 1992, 8.0% in 1993 and 7.1% in 1994. However, the economic events that followed the devaluation of the peso against the U.S. dollar in late 1994 and 1995, along with turbulence in international financial markets, caused inflation to increase to 52.0% in 1995. After 1995, inflation decreased to 27.7% in 1996 and 15.7% in 1997. The annual inflation rate was 3.8% in 2007, 6.5% in 2008, 3.6% in 2009, 4.4% in 2010, 3.8% in 2011 and 3.6% in 2012.

As described under “Item 5—Critical Accounting Policies—Inflation Accounting” above, we do not use inflation accounting, unless the economic environment in which we operate qualifies as “hyperinflationary,” as defined by IFRS. In accordance with IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is 100% or more. Because the economic environment in the two-year periods ended December 31, 2010 and 2011 did not qualify as hyperinflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2011 and 2012 included herein.

Consolidation

Our financial statements consolidate the results of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. Certain non-material subsidiary companies are not consolidated and are accounted for under either the cost method or the equity method. For a list of the consolidated subsidiary companies, see Note 3(a) to our consolidated financial statements included herein.

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

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—For the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Sales

Total sales increased by 5.7% in 2012, from Ps. 1,558.5 billion in 2011 to Ps. 1,646.9 billion in 2012. This increase resulted primarily from higher crude oil and petroleum products prices, which were partially offset by a lower volume of crude oil exports.

Domestic Sales

Domestic sales increased by 11.3% in 2012, from Ps. 779.2 billion in 2011 to Ps. 867.0 billion in 2012, primarily due to increases in the prices and volume of sales of petroleum products and petrochemicals sold by us. Domestic sales of natural gas decreased by 22.2% in 2012, from Ps. 65.8 billion in 2011 to Ps. 51.2 billion in 2012, as a result of a decrease in the price of natural gas, which was partially offset by a 0.5% increase in the volume of domestic sales of natural gas, from 3,385 million cubic feet per day in 2011 to 3,402 million cubic feet per day in 2012. Domestic sales of petroleum products increased by 15.3% in 2012, from Ps. 676.4 billion in 2011 to Ps. 779.6 billion in 2012, primarily due to higher gasoline, diesel, fuel oil and jet fuel prices. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 1.9%, from Ps. 36.9 billion in 2011 to Ps. 36.2 billion in 2012, due to a decrease in the prices of most petrochemical products sold by us and a 3.0% decrease in the volume of petrochemical product sales.

Export Sales

Export sales decreased by 0.04% in peso terms in 2012, from Ps. 773.0 billion in 2011 to Ps. 772.7 billion in 2012. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties decreased by 0.4% in peso terms, from Ps. 690.4 billion in 2011 to Ps. 687.9 billion in 2012. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are U.S. dollar-denominated) decreased by 5.8% in 2012, from U.S. $55.5 billion in 2011 to U.S. $52.3 billion in 2012. This decrease was primarily due to a decrease in the volume of crude oil exports. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 84.8 billion in 2012, 2.8% greater in peso terms than the Ps. 82.5 billion of additional revenues generated in 2011, mainly due to higher international prices of crude oil and other products traded by the PMI Group. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2012 was U.S. $101.82, 0.7% higher than the weighted average price of U.S. $101.13 in 2011.

Crude oil export sales by Pemex-Exploration and Production to PMI accounted for 89.9% of total export sales (excluding the trading activities of the PMI Group) in 2012, as compared to 89.0% in 2011. These crude oil sales increased in peso terms by 0.6% in 2012, from Ps. 614.2 billion in 2011 to Ps. 618.1 billion in 2012, and decreased in dollar terms by 4.9% in 2012, from U.S. $49.4 billion in 2011 to U.S. $47.0 billion in 2012. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2012 was U.S. $101.86, 0.8% higher than the weighted average price of U.S. $101.09 in 2011.

Export sales of petroleum products, including natural gas and natural gas liquids, by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties decreased from 10.6% of total export sales (excluding the trading activities of the PMI Group) in 2011 to 9.6% of those export sales in 2012. Export sales of petroleum products, including natural gas and natural gas liquids, decreased by 9.6%, from Ps. 73.0 billion in 2011 to Ps. 66.0 billion in 2012, primarily due to decreases in the volume and prices of fuel oil and naphtha. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, decreased by 15.3%, from U.S. $5.9 billion in 2011 to U.S. $5.0 billion in 2012. Export sales of natural gas decreased by 50.0%, from Ps. 0.02 billion in 2011 to Ps. 0.01 billion in 2012. This decrease was mainly due to reduced availability of natural gas for export, as a result of higher demand in the domestic market.

Petrochemical products accounted for the remainder of export sales in 2011 and 2012. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 15.6% in 2012, from Ps. 3.2 billion in 2011 to Ps. 3.7 billion in 2012, primarily as a result of increases in ammonia, butadiene, ethylene and polyethylene prices. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 8.0% in 2012, from U.S. $261.7 million in 2011 to U.S. $282.6 million in 2012.

Services Income

In 2011 and 2012, services income amounted to Ps. 6.3 billion and Ps. 7.2 billion, respectively. Services income consists primarily of fees charged by Pemex-Refining for freight services provided to third parties.

Costs of Sales and General Expenses

Costs of sales increased by 6.9%, from Ps. 778.8 billion in 2011 to Ps. 832.5 billion in 2012. This increase was mainly due to an increase of Ps. 20.1 billion in gasoline, fuel oil and diesel purchases, operational expenses of Ps. 11.4 billion and conservation and maintenance expenses of Ps. 10.5 billion.

General expenses increased by 9.9%, from Ps. 107.5 billion in 2011 to Ps. 118.1 billion in 2012. This increase was primarily due to an increase of Ps. 8.8 billion in administrative expenses, which was composed of a Ps. 5.5 billion increase in the net cost of employee benefits for the period and a Ps. 2.8 billion increase in operating expenses. The increase in general expenses was also due to an increase of Ps. 1.8 billion in transportation and distribution expenses, which was composed of a Ps. 976.8 million increase in the net cost of employee benefits for the period and a Ps. 684.8 million increase in operating expenses.

Other Revenues (Principally IEPS Benefit), Net

Other revenues, net, increased by 10.5% in 2012, from Ps. 189.1 billion in 2011 to Ps. 209.0 billion in 2012, primarily due to higher profits resulting from negative rates of the IEPS tax in 2012 as compared to 2011, due to the fact that international prices rose faster than domestic prices for products subject to the IEPS tax. As a result, we recognized revenues from IEPS tax credits of Ps. 178.9 billion in 2011 and Ps. 214.1 billion in 2012.

Finance Cost

Under IFRS, finance cost reflects the net total of interest income (including gains and losses on certain derivative instruments) and interest expense. In 2012, our finance cost increased by 52.0%, from Ps. 32.7 billion in 2011 to Ps. 49.7 billion in 2012, mainly due to a Ps. 10.8 billion increase in interest expense as well as net losses on certain derivative financial instruments.

Foreign Exchange Gain/Loss

A substantial portion of our indebtedness, 80.5% at December 31, 2012, is denominated in foreign currencies. The appreciation of the peso in 2012 therefore resulted in a Ps. 104.9 billion, or 174.5%, increase in our net foreign exchange gain, from a foreign exchange loss of approximately Ps. 60.1 billion in 2011 to a foreign exchange gain of approximately Ps. 44.8 billion in 2012. The value of the peso in dollar terms appreciated by 7.5% in 2012, from Ps. 13.9904 = U.S. $1.00 on December 31, 2011 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012, as compared to a 13.2% depreciation of the peso in dollar terms in 2011.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 3.2% in 2012, from Ps. 874.6 billion in 2011 to Ps. 902.6 billion in 2012, largely due to higher average crude oil prices. In 2012, duties and taxes represented 54.8% of total sales, whereas in 2011 they represented 56.1% of total sales, because the growth rate of our sales was greater in 2012 than the growth rate of taxes and duties.

Net Income/Loss

In 2012, we had a net income of Ps. 2.6 billion from Ps. 1,646.9 billion in total sales revenues, as compared to a net loss of Ps. 106.9 billion from Ps. 1,558.5 billion in total sales revenues in 2011. This increase in net income in 2012 is primarily explained by the Ps. 104.9 billion increase in our net foreign exchange gains due to the appreciation of the peso against the U.S. dollar and the euro during 2012 as compared to 2011. This increase was only partially offset by an increase in costs of sales as a result of higher gasoline prices, an increase in financing cost and an increase in general expenses.

Other Comprehensive Results

In 2012, other comprehensive loss increased by Ps. 370.4 billion, from Ps. 6.4 billion in 2011 to Ps. 376.8 billion in 2012, due to an increase in the reserve for employee benefits that resulted from a decrease in the rate of Mexican Government bonds, which is used to determine the discount rate applied as part of the actuarial computation method.

Liquidity and Capital Resources

Equity Structure and Certificates of Contribution “A”

Our total equity as of December 31, 2012 was negative Ps. 271.1 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 401.5 billion. Under the Commercial Bankruptcy Law of Mexico, decentralized public entities such as Petróleos Mexicanos and the subsidiary entities cannot be subject to a bankruptcy proceeding.

In March 1990, the Mexican Government exchanged U.S. $7.58 billion worth of external debt of Petróleos Mexicanos with international commercial banks for 30-year Collateralized Fixed Rate Bonds Due 2019 and Collateralized Floating Rate Bonds Due 2019 (also called Brady Bonds) issued by the Mexican Government. In exchange for the cancellation of this external debt, Petróleos Mexicanos’ indebtedness to the Mexican Government increased by an amount equal to U.S. $7.58 billion. The new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize the indebtedness incurred in March 1990 into Petróleos Mexicanos’ equity as Certificates of Contribution “A.” As a condition to this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt at the exchange rates in effect at the date the payments were made. The total dividend on the Certificates of Contribution “A” was approved annually by the Board of Directors of Petróleos Mexicanos after the close of each fiscal year. In each quarter until January 2007, Petróleos Mexicanos made advance payments to the Mexican Government that totaled a prorated portion of the minimum guaranteed dividend. Following a payment of Ps. 4,270 million in January 2007, and because our obligation to pay minimum guaranteed dividends was fully performed in 2007, no further advance payments on the minimum guaranteed dividend are payable to the Mexican Government.

However, the Mexican Government may still require Petróleos Mexicanos to declare and pay dividends to it at any time.

In December 2009, Petróleos Mexicanos capitalized interest on funds provided by the Mexican Government in the amount of Ps. 467.2 million. In December 2010, Petróleos Mexicanos capitalized interest in the amount of Ps. 0.122 million, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works. During 2011 and 2012, there was no capitalization of interest.

Cash Flows from Operating, Financing and Investing Activities

During 2012, under IFRS, net funds provided by operating activities totaled Ps. 213.3 billion, as compared to Ps. 169.3 billion in 2011. Net income was Ps. 2.6 billion, as compared to net loss of Ps. 106.9 billion in 2011. Our net cash flows from financing activities totaled Ps. 10.6 billion in 2012, as compared to net cash flows from financing activities of Ps. 4.2 billion in 2011. During 2012, we applied net cash flows of Ps. 199.3 billion for net investments at cost in fixed assets, including exploration expenses, as compared to our application of cash flows of Ps. 171.1 billion in 2011 for net investments at cost in fixed assets, including exploration expenses. We also applied Ps. 20.8 billion to acquire available-for-sale investments in 2011.

At December 31, 2012, our cash and cash equivalents totaled Ps. 119.2 billion, as compared to Ps. 115.0 billion at December 31, 2011.

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

Investments of financial resources by our Finance and Treasury Department, in both pesos and dollars, are made in accordance with the following policies:

Investments of Amounts in Pesos

We are obligated, during the structuring and development phase of our financial transactions, to observe and comply with the applicable guidelines issued by the Mexican Government. These include the Lineamientos para el manejo de las disponibilidades financieras de las entidades paraestatales de la Administración Pública Federal (Guidelines to Manage Financial Resources of the Public Sector Entities of the Federal Public Administration), issued by the SHCP, which provide that Petróleos Mexicanos may only invest in the following:

(a)	securities issued or guaranteed by the Mexican Government;

(b)	repurchase agreements that use securities issued or guaranteed by the Mexican Government;

(c)	time deposits with major financial institutions, the balance of which may not exceed 10% of our cash and cash equivalents; and

(d)	shares of mutual funds whose investments are limited to securities issued or guaranteed by the Mexican Government.

In addition to the above limits, repurchase agreements (which are sometimes called repo transactions) may only be entered into with financial institutions that maintain, at a minimum, the following credit ratings as issued by the applicable rating agency:

Domestic scale	Fitch Ratings	S&P	Moody’s
Long term	AA(mex)	mxAA	Aa2.mx

Investments of Financial Resources in Dollars

Investments of amounts in dollars must comply with our operational and strategic requirements, and must be previously approved by Banco de México on a case-by-case basis. Currently, our investments in dollars are limited to operational accounts, short-term money market funds and time deposits. Our dollar investments are managed by Banco de México.

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

Commitments for Capital Expenditures and Sources of Funding

Our current aggregate commitments for capital expenditures for 2013 total approximately Ps. 264.8 billion. For a general description of our current commitments for capital expenditures, see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments.”

In 2012, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 193.8 billion in capital expenditures on exploration and production. In 2013, Pemex-Exploration and Production has 27 projects in its capital expenditures budget, for which Ps. 194.9 billion has been budgeted. For more detail on the expenditures for and purpose of these investments, see “Item 4—Information on the Company—Business Overview—Exploration and Production—Investments in Exploration and Production.”

Pemex-Refining invested in five infrastructure projects in 2012 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 28.9 billion in capital expenditures in nominal peso terms. In 2013, Pemex-Refining expects to invest Ps. 56.2 billion in capital expenditures. For more detail on the expenditures for and purpose of Pemex-Refining’s investments, see “Item 4—Information on the Company—Business Overview—Refining—Investments.”

Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2013, Pemex-Gas and Basic Petrochemicals expects to invest Ps. 6.6 billion in capital expenditures, as compared to Ps. 4.5 billion of capital expenditures in 2012. For more detail on the expenditures for and purpose of Pemex-Gas and Basic Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Gas and Basic Petrochemicals—Investments.”

In 2013, Pemex-Petrochemicals expects to invest Ps. 5.7 billion in capital expenditures for 12 projects, as compared to Ps. 2.9 billion of capital expenditures in 2012. For more detail on the expenditures for and purpose of Pemex-Petrochemicals’ investments, see “Item 4—Information on the Company—Business Overview—Petrochemicals—Investments.”

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

As of December 31, 2012, Petróleos Mexicanos had U.S. $3.3 billion in available lines of credit in order to ensure liquidity. However, the European sovereign debt crisis and resultant market volatility could impact our ability to access the financial markets in 2013, in which case we may be required to reduce our budgeted expenditures.

A number of our financing agreements contain restrictions on (a) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions, (b) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At December 31, 2012 and at the date of this report, we were not in default on any of our financing agreements.

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

Financing Activities

2013 Financing Activities. During the period from January 1 to April 30, 2013, Petróleos Mexicanos participated in the following activities:

•	On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $22,000,000,000 to U.S. $32,000,000,000.

•

On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000,000 of its 3.500% Notes due 2023. The notes were issued under Petróleos Mexicanos’ U.S. $32,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In January 2013, P.M.I. Trading, Ltd. obtained and repaid a loan for U.S. $150,000,000 bearing interest at 1.0412%.

•	On February 28, 2013, P.M.I. Norteamérica, S.A. de C.V. obtained two loans for U.S. $34,500,000, each of which bears interest at 3.80% and matures on February 7, 2023.

•

On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000,000 of Certificados Bursátiles due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In March 2013, P.M.I. Trading, Ltd. obtained and repaid a loan for U.S. $50,000,000 bearing interest at 1.4217%.

•

Between January 1 and April 15, 2013, P.M.I. Holdings B.V. obtained U.S. $3,737,000,000 from its revolving credit line and repaid U.S. $3,297,000,000. As of April 15, 2013, the amount outstanding under this facility was U.S. $440,000,000.

2012 Financing Activities. During the period from January 1 to December 31, 2012, we participated in the following activities:

•

On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000,000 of its 4.875% Notes due 2022. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 14, 2012, P.M.I. Norteamérica, S.A. de C.V. obtained four direct loans for a total amount of U.S. $143,945,213 bearing interest at 3.50%, all of which mature in December 2021.

•	On March 12, 2012, P.M.I. Norteamérica, S.A. de C.V. obtained a direct loan for U.S. $37,997,960 bearing interest at 3.8%, which matures on January 27, 2022.

•	On March 28, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $125,000,000 bearing interest at 1.8635%, which was repaid on April 12, 2012.

•	On March 29, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 1,300,000,000 bearing interest at 5.264%, which was repaid on April 12, 2012.

•

On April 10, 2012, Petróleos Mexicanos issued CHF 300,000,000 of its 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On April 26, 2012, Petróleos Mexicanos issued AUD 150,000,000 of its 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On May 11, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 405,000,000 bearing interest at 5.070%, which was repaid on May 18, 2012.

•	On May 16, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 2,329,000,000 bearing interest at 5.050%, which was repaid on May 23, 2012.

•	On May 31, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 2,833,000,000 bearing interest at 5.160%, which was repaid on June 6, 2012.

•

On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000,000 each, which bear interest at a fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

•

On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000,000, which bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR) and matures in July 2017.

•

On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000,000 of notes maturing December 2022, which bear interest at a fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

•	In July 2012, P.M.I. Trading, Ltd. obtained and repaid a loan for U.S. $40,000,000 bearing interest at a rate of 1.6981%.

•

On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 5.50% Bonds due 2044, which was a reopening of the bonds issued on June 26, 2012. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On October 30, 2012, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2017. No disbursements have been made under this facility.

•	On November 16, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $50,000,000 bearing interest at 1.0272%, which was repaid on November 30, 2012.

•

On November 23, 2012, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 200,000,000,000 or its equivalent in UDIs to Ps. 300,000,000,000 or its equivalent in UDIs.

•	On November 28, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $70,000,000 bearing interest at 1.0332%, which was repaid on November 30, 2012.

•	On November 29, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $45,000,000 bearing interest at 1.0362%, which was repaid on November 30, 2012.

•	On November 29, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 806,000,000 bearing interest at 5.0462%, which was repaid on November 30, 2012.

•

On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 24,999,999,578 of Certificados Bursátiles in three tranches: one at a floating rate for Ps. 11,500,000,000, which matures in 2017; the second at a fixed rate of 3.02% for 721,564,000 UDIs, equivalent to Ps. 3,499,999,578, which matures in 2028; and the third at a fixed rate for Ps. 10,000,000,000, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On December 21, 2012, Petróleos Mexicanos obtained a direct loan in the domestic market for Ps. 2,000,000,000 bearing interest at 6.55%, which matures on December 21, 2022.

•	On December 28, 2012, P.M.I. Trading, Ltd. obtained a loan for Ps. 2,600,000,000 bearing interest at 5.0475%, which was repaid on January 11, 2013.

•	On December 31, 2012, P.M.I. Trading, Ltd. obtained a loan for U.S. $50,000,000 bearing interest at 1.4574%, which was repaid on January 14, 2013.

•

During 2012, P.M.I. Holdings B.V. obtained U.S. $18,225,000,000 from its revolving credit line and repaid U.S. $17,325,000,000. As of December 31, 2012, the amount outstanding under this facility was U.S. $900,000,000.

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

In 2009, 2010 and 2011, Petróleos Mexicanos undertook the following activities to comply with the amendments to the Federal Law of Budget and Fiscal Accountability, which became effective in November 2008:

•	As a result of the elimination of our PIDIREGAS program, the Master Trust and Fideicomiso F/163 did not enter into any financings in 2009, 2010 or 2011.

•	As of January 31, 2009, Petróleos Mexicanos recognized all PIDIREGAS-related financings as direct public debt for governmental accounting and budgeting purposes.

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

The following table sets forth the analysis of our total indebtedness (not including accrued interest) as of December 31, 2012 based on short-and long-term debt and fixed or floating rates:

	In millions of U.S. dollars
Short-term debt
Short-term bonds with floating interest rates	U.S. $	1,038
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		4,047
Lines of credit with fixed interest rates		3,004

Total short-term debt	U.S. $	8,089

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 1.0% to 10.61% and maturities ranging from 2014 to 2044 and perpetual bonds with no maturity date	U.S. $	38,328
Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2014 to 2022		8,358
Floating rate notes with maturities ranging from 2014 to 2020		5,014

Total variable rate instruments		13,372

Total long-term debt		51,700

Total indebtedness(1)	U.S. $	59,789

Note: Numbers may not total due to rounding.

(1)	Excludes U.S. $691.6 million of accrued interest and includes notes payable to contractors.

The table below sets forth our total indebtedness as of December 31, 2011 and 2012.

Total Indebtedness of PEMEX

	As of December 31,(1)
	2011		2012
	(in millions of U.S. dollars)(2)
Domestic debt in various currencies	U.S. $	10,093	U.S. $	11,749
External debt in various currencies(3)
Bonds(4)		26,925		32,831
Direct bank loans(5)		7,197		5,792
Export credit agency loans (project finance)(6)		9,032		7,583
Financial leases		243		178
Notes payable to contractors		1,872		1,656

Total external debt	U.S. $	45,269	U.S. $	48,040

Total indebtedness	U.S. $	55,363	U.S. $	59,789

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $615.2 million and U.S. $691.6 million at December 31, 2011 and 2012, respectively.
(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 13.9904 = U.S. $1.00 for 2011 and Ps. 13.0101 = U.S. $1.00 for 2012. See Notes 3 and 12 to our consolidated financial statements included herein.
(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside of Mexico, and payable outside the territory of Mexico.
(4)	Includes, as of December 31, 2011 and 2012, U.S. $0.6 billion and U.S. $0.58 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.” below.
(5)	Includes, as of December 31, 2011 and 2012, U.S. $2.0 billion outstanding under syndicated credit facilities entered into in November 2010 and amended in September 2011.
(6)	All credits included in this line are insured or guaranteed by export credit agencies.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

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

On July 1, 2005, we entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited giving us an option to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd. under IFRS are consolidated into our financial statements, and PMI’s sales of accounts receivable to Pemex Finance, Ltd. have been reclassified as debt. Our option to purchase the shares of Pemex Finance, Ltd. can only be exercised once its remaining debt, approximately U.S. $581.7 million in aggregate principal amount as of December 31, 2012, has been redeemed.

As of December 31, 2012, the outstanding debt of Pemex Finance, Ltd. was composed of U.S. $450 million aggregate principal amount of fixed rate notes with maturities in 2017 and 2018 and interest rates between 9.15% and 10.61%, and U.S. $131.7 million aggregate principal amount of floating rate notes maturing in 2014 and accrued interest of U.S. $6.2 million.

2013 Financing Activities. During the first four months of 2013, Pemex Finance, Ltd. made payments of U.S. $8.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during the first four months of 2013.

2012 Financing Activities. During 2012, Pemex Finance, Ltd. made payments of U.S. $33.3 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2012.

2011 Financing Activities. During 2011, Pemex Finance, Ltd. made payments of U.S. $65.0 million in principal of its notes. Pemex Finance, Ltd. did not incur any additional indebtedness during 2011.

Contractual Obligations and Off-Balance Sheet Arrangements

Information about our long-term contractual obligations and off-balance sheet arrangements outstanding as of December 31, 2012 is set forth below. This information is important in understanding our financial position. In considering the economic viability of investment opportunities, we view any source of financing, for example, operating leases or sales of future accounts receivable, as being economically equivalent to consolidated debt.

Contractual Obligations as of December 31, 2012(1)

			Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of U.S. dollars)
Contractual obligations recognized in balance sheet:
Debt(2)	U.S. $	58,646	U.S. $	7,832	U.S. $	9,283	U.S. $	10,395	U.S. $	31,136
Notes payable to contractors(3)		1,656		924		533		81		118
Capital lease obligations(4)		178		25		56		65		32
Other long-term liabilities:
Dismantlement and abandonment costs obligations(5)		3,702		64		548		844		2,246
Employee benefits plan(6)		99,041		3,364		7,095		8,500		80,082

Total contractual obligations recognized in balance sheet		163,223		12,209		17,515		19,885		113,614

Other contractual obligations not recognized in liabilities:
Infrastructure works contracts(7)		36,143		15,784		11,571		3,408		5,380
Financed Public Works Contracts (FPWC)(8)		5,008		756		420		40		3,792
Nitrogen supply contracts(9)		906		113		233		128		432

Total contractual obligations not recognized in liabilities(10)		42,057		16,653		12,224		3,576		9,604

Total contractual obligations	U.S. $	205,280	U.S. $	28,862	U.S. $	29,739	U.S. $	23,461	U.S. $	123,218

Note: Numbers may not total due to rounding.

(1)	All amounts calculated in accordance with IFRS.
(2)	See Note 12 to our consolidated financial statements included herein. Figures in this line item do not include notes payable to contractors and capital lease obligations, which are presented in separate line items, but do include accrued interest as of December 31, 2012.
(3)	See Note 12 to our consolidated financial statements included herein.
(4)	See Notes 12 and 23 to our consolidated financial statements included herein.
(5)	See Notes 3(l) and 10(c) to our consolidated financial statements included herein.
(6)	See Note 14 to our consolidated financial statements included herein.
(7)	See Note 20(g) to our consolidated financial statements included herein.
(8)	The amounts presented for Financed Public Works Contracts in this table correspond to works the performance and delivery of which by the relevant contractors are pending. For more information on the FPWC program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Financed Public Works Contracts” and Note 20(d) to our consolidated financial statements included herein.
(9)	See Notes 20(b) and (c) to our consolidated financial statements included herein.
(10)	No amounts have been included for Integrated E&P Contracts in this table, since payments for these contracts will be made on a per-barrel basis and performance and delivery by the relevant contractors is pending. For more information on the Integrated E&P Contracts program, see “Item 4—Information on the Company—Business Overview—Pemex-Exploration and Production—Integrated Exploration and Production Contracts” and Note 20(e) to our consolidated financial statements included herein.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

As of December 31, 2012, we did not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered into for Trading Purposes” for more information regarding the fair value of our derivative contracts in connection with natural gas trading activities as of December 31, 2012.

Results of Operations by Business Segment

This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

Revenue by Business Segment

The following table sets forth our trade and intersegment net sales revenues by business segment for the fiscal years ended December 31, 2011 and 2012 as well as the percentage change in sales revenues for those years.

	Year Ended December 31,				2012 vs. 2011
	2011		2012
	(in millions of pesos)(1)				(%)
Exploration and Production
Trade sales(2)		—		—	—
Intersegment sales	Ps	. 1,270,840	Ps	. 1,333,286	4.9

Total net sales		1,270,840		1,333,286	4.9
Refining
Trade sales(2)(3)		625,297		725,235	16.0
Intersegment sales		75,155		61,480	(18.2)

Total net sales		700,452		786,715	12.3
Gas and Basic Petrochemicals
Trade sales(2)		129,773		119,490	(7.9)
Intersegment sales		77,480		66,227	(14.5)

Total net sales		207,253		185,717	(10.4)
Petrochemicals
Trade sales(2)		28,855		27,760	(3.8)
Intersegment sales		14,583		7,650	(47.5)

Total net sales		43,438		35,410	(18.5)
Trading Companies
Trade sales(2)		773,907		773,426	(0.1)
Intersegment sales		424,018		448,732	5.8

Total net sales		1,197,925		1,222,158	2.0
Corporate and other subsidiary companies
Trade sales(2)(3)		621		1,000	61.0
Intersegment sales and eliminations		(1,862,076)		(1,917,374)	(3.0)

Total net sales		(1,861,455)		(1,916,374)	(3.0)

Total net sales	Ps	. 1,558,454	Ps	. 1,646,912	5.7

Note: Numbers may not total due to rounding.

(1)	Figures for 2011 and 2012 are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Sales to external customers.
(3)	Includes services income.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

Income by Business Segment

The following table sets forth our net income (loss) by business segment for each year in the two-year period ended December 31, 2012, as well as the percentage change in income for the years 2011 to 2012.

	Year Ended December 31,				2012 vs. 2011
	2011		2012		(%)
	(in millions of pesos)(1)
Business Segment
Exploration and Production	Ps.	28,813	Ps.	93,982	226.2
Refining		(131,873)		(102,098)	(22.6)
Gas and Basic Petrochemicals		(3,347)		1,613	148.2
Petrochemicals		(6,256)		(11,270)	(80.1)
Trading Companies		3,821		7,108	86.0
Corporate and other subsidiary companies(2)		1,900		13,265	598.2

Total net income (loss)	Ps.	(106,942)	Ps.	2,600	102.4

Note: Numbers may not total due to rounding.

(1)	Figures are stated in nominal pesos. See “Item 3—Key Information—Selected Financial Data.”
(2)	Includes intersegment eliminations.

Source: PEMEX’s consolidated financial statements, prepared in accordance with IFRS.

2012 Compared to 2011

Exploration and Production

In 2012, Pemex-Exploration and Production’s sales of crude oil to the PMI Group increased by 0.6% in peso terms and decreased by 4.8% in U.S. dollar terms, each as compared to 2011, mainly due to an increase in the average sales prices of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $101.86 in 2012, as compared to U.S. $101.09 in 2011. Total intersegment sales, which include sales to Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the PMI Group, increased by 4.9%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased by 226.2%, or Ps. 65,169 million, from Ps. 28,813 million in 2011 to Ps. 93,982 million in 2012, primarily as a result of an increase in the average price of crude oil.

Refining

In 2012, trade sales related to refining activities increased by 16.0%, from Ps. 625,297 million in 2011 to Ps. 725,235 million in 2012, due to an increase in the average sales prices of petroleum products. Intersegment sales decreased by Ps. 13,675 million, or 18.2%, from Ps. 75,155 million in 2011 to Ps. 61,480 million in 2012, mainly due to a decrease in the volume of petroleum products sales. In 2012, our total loss related to refining activities was Ps. 102,098 million, 22.6% less than the loss of Ps. 131,873 million in 2011. The decrease in loss was primarily due to higher trade sales and an increase in net foreign exchange gain during 2012. For the full year, refining margins were negative.

Gas and Basic Petrochemicals

In 2012, trade sales related to the natural gas and basic petrochemical business segment decreased by 7.9%, from Ps. 129,773 million in 2011 to Ps. 119,490 million in 2012. LPG sales increased by 11.1%, from Ps. 57,983 million in 2011 to Ps. 64,424 million in 2012, principally due to an increase in LPG prices. Natural gas sales decreased by 22.2%, from Ps. 65,848 million in 2011 to Ps. 51,250 million in 2012, mainly due to a decrease in natural gas prices. Net income related to natural gas and basic petrochemicals increased by 148.2%, or Ps. 4,960 million, from a loss of Ps. 3,347 million in 2011 to a gain of Ps. 1,613 million in 2012, mainly due to a decrease in costs and expenses and an increase in the income of Pemex-Gas and Basic Petrochemicals’ subsidiaries.

Petrochemicals

In 2012, trade sales related to the petrochemicals business segment decreased by 3.8%, from Ps. 28,855 million in 2011 to Ps. 27,760 million in 2012. Prices for petrochemicals sold domestically decreased for a majority of our petrochemical products. In 2012, the volume of petrochemical exports increased by 40.2%, from 429.4 thousand tons in 2011 to 602.1 thousand tons in 2012. Losses related to petrochemical activities increased by 80.1%, from Ps. 6,256 million in 2011 to Ps. 11,270 million in 2012, mainly due to lower sales of aromatics due to the temporary suspension of operations in the aromatics plants, a decrease in other revenues and increased labor costs.

Trading Companies

In 2012, trade sales relating to the PMI Group’s exports of crude oil and petroleum products to third parties (including services income) decreased slightly in peso terms, from Ps. 773,907 million in 2011 to Ps. 773,426 million in 2012, as a result of a decrease in the volume of crude oil exports. In 2012, net income related to the PMI Group increased from Ps. 3,821 million in 2011 to Ps. 7,108 million in 2012, primarily due to a decrease in its income tax.

Corporate and Other Subsidiary Companies

In 2012, the trade sales relating to corporate and other subsidiary companies after inter-company eliminations increased from Ps. 1,861,454 million in 2011 to Ps. 1,916,374 million in 2012, primarily due to higher revenues from services. Net income related to corporate and other subsidiary companies after inter-company eliminations increased from Ps. 1,900 million in 2011 to Ps. 13,265 million in 2012, due to the favorable performance of the subsidiary companies as well as increased foreign exchange gains.

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

In 2009, the individuals named below were appointed to serve as professional members to the Board of Directors of Petróleos Mexicanos. The professional members have served or will serve initial terms as set forth below.

•	Mr. Fluvio César Ruíz Alarcón, for three years;

•	Mr. Rogelio Gasca Neri, for four years;

•	Mr. Héctor Moreira Rodríguez, for five years; and

•	Mr. José Fortunato Álvarez Enríquez, for six years.

Following the expiration of Mr. Fluvio César Ruíz Alarcón’s initial term as a professional director in March 2012, Mr. Ruíz Alarcón was reappointed to an additional six-year term. On April 12, 2013, the President of Mexico appointed Mr. Jorge José Borja Navarrete to serve as a professional member of the Board of Directors of Petróleos Mexicanos, following the expiration of Mr. Rogelio Gasca Neri’s term. Mr. Jorge José Borja Navarrete’s appointment was ratified by the Senate on April 18, 2013.

Each of the boards of directors of the subsidiary entities is composed of:

•	the Director General of Petróleos Mexicanos, who will be the Chairperson;

•	Mexican Government representatives appointed by the President of Mexico; and

•	at least two professional members appointed by the President of Mexico, who will be Mexican Government representatives.

Professional members of the boards of directors of the subsidiary entities are appointed to six year terms and may be appointed for an additional term on the same length.

The Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, was published in the Official Gazette of the Federation on September 24, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012 and March 27, 2013. On March 28, 2013, the Organic Statute of each of the subsidiary entities was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the subsidiary entities, and also delineate the duties and internal regulations of their respective Board of Directors.

On October 29, 2012, the Board of Directors of Petróleos Mexicanos established the Unidad de Control Interno Institucional (Institutional Internal Control Unit), which is intended to establish, update, evaluate and implement improvements to our internal control system. The Institutional Internal Control Unit will consist of:

•	the Gerencia de Control Financiero y Presupuestal (Office of Financial and Budget Control);

•	the Gerencia de Control Operacional (Office of Operations Control); and

•	the Gerencia Técnica de Control Interno (Office of Technical Internal Control).

The following tables set forth certain information with respect to directors and executive officers of Petróleos Mexicanos and each of the subsidiary entities as of April 16, 2013.

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Pedro Joaquín Coldwell

Chairman of the Board of Directors of Petróleos Mexicanos and Secretary of Energy

Born: 1950

Business experience: Chairman of National Committee of the PRI; Senator of the LXth and LXIst Legislatures; and Chairman of the National Commission of Internal Procedures of the PRI. Other board memberships: Chairman of the Federal Electricity Commission; Banco Nacional de Comercio Exterior, S.N.C.; Nacional Financiera, S.N.C.; Comisión Nacional de Vivienda; Instituto Nacional de Ecología y Cambio Climático; Servicio Cozumel, S.A. de C.V.; Gasolinera y Servicios Juárez, S.A. de C.V.; Planta de Combustible Cozumel, S.A. de C.V.; Combustibles Caleta, S.A. de C.V.; Combustibles San Miguel, S.A. de C.V.; and Combustibles Tatich, S.A. de C.V.

2012

Mr. Ildefonso Guajardo Villarreal

Board Member of Petróleos Mexicanos and Secretary of Economy

Born: 1957

Business experience: Federal Deputy of the LXIst Legislature; Local Deputy of Nuevo León; and Chief of the Executive Office of the Governor of Nuevo León.

Other board memberships: Aeropuertos y Servicios Auxiliares; Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Banco Nacional de Comercio Exterior, S.N.C.; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Centro de Investigación y Docencia Económicas, A.C.; Centro Nacional de Metrología; Comisión Coordinadora para la Negociación de Precios de Medicamentos y otros Insumos para la Salud; Federal Electricity Commission; Comisión Federal de Mejora Regulatoria; Comisión Intersecretarial de Bioseguridad de los Organismos Genéticamente Modificados; Inter-Ministry Climate Change Commission; Comisión Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, Pequeña y Mediana Empresa; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial de Gasto Público Financiamiento y Desincorporación; Comisión Intersecretarial de Política Industrial; Comisión Intersecretarial de Precios y Tarifas de los Bienes y Servicios de la Administración Pública Federal; Comisión Intersecretarial de Vivienda; Comisión Intersecretarial de Asuntos de la Frontera Norte; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Comisión Intersecretarial para el Manejo

2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Sustentable de Mares y Costas; Comisión Intersecretarial para la Coordinación Operativa en los Puntos de Internación al Territorio Nacional; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Comisión Intersecretarial para la Transición Digital; Comisión Intersecretarial para la Ventanilla Digital Mexicana de Comercio Exterior; Comisión Intersecretarial para la Trasparencia y el Combate a la Corrupción en la Administración Pública Federal; Comisión Nacional de Inversiones Extranjeras; Comisión Nacional de Vivienda; Comisión Nacional del Agua; Comisión Nacional Forestal; Comisión Nacional para el Conocimiento y Uso de la Biodiversidad; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Comité de Control y Desempeño Institucional; Comité Intersectorial para la Innovación; Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar; Comité Técnico Intersecretarial de Innovación; Consejo Consultivo de Turismo; Comisión Intersecretarial para el Sector Turístico; Consejo Nacional de Normalización y Certificación de Competencias Laborales; Consejo Mexicano para el Desarrollo Rural Sustentable; Consejo Nacional contra las Adicciones; Consejo Nacional de Ciencia y Tecnología; Consejo General de Investigación Científica, Desarrollo Tecnológico e Innovación; Consejo Nacional de Fomento Educativo; Consejo Nacional de Infraestructura; Consejo Nacional de Protección Civil; Consejo de Salubridad General; Consejo Nacional de Vivienda; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas no Transmisibles; Consejo Nacional para las Comunidades Mexicanas en el Exterior; El Colegio de la Frontera Norte, A.C.; Chairman of Fideicomiso de Fomento Minero; Fideicomiso del Fondo de Cobertura Social de Telecomunicaciones; Fideicomiso Fondo Institucional para el Fomento de la Ciencia, el Fomento de la Tecnología y el Fomento, Desarrollo y Consolidación de Científicos y Tecnólogos; Fideicomiso e-México; Fideicomiso México Emprende; Instituto del Fondo Nacional de Vivienda de los Trabajadores; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto Mexicano de la Juventud; Instituto Mexicano de la Propiedad Industrial; Instituto Nacional de la Infraestructura Física Educativa; Instituto Nacional de las Mujeres; Nacional Financiera, S.N.C.; Chairman of ProMéxico; Chairman of Servicio Geológico Mexicano; Servicio Nacional de Capacitación y Asistencia Técnica Rural; Servicio Postal Mexicano; Sistema de Investigación Alfonso Reyes; Sistema de Investigación Benito Juárez; Sistema de Investigación Francisco Villa;

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Sistema de Investigación Golfo de México; Sistema de Investigación Ignacio Zaragoza; Sistema de Investigación José María Morelos; Sistema de Investigación Justo Sierra; Sistema de Investigación Mar de Cortés; Sistema de Investigación Miguel Hidalgo; and Telecomunicaciones de México.

Mr. Enrique Ochoa Reza	Board Member of Petróleos Mexicanos and Undersecretary of Hydrocarbons of the Ministry of Energy Born: 1972 Business experience: Professor of the Universidad Nacional Autónoma de México; Director of the Electoral Judicial Training Center of the Tribunal Electoral del Poder Judicial de la Federación; and Private Secretary to the President Judge of the Tribunal Electoral del Poder Judicial de la Federación.	2013

Mr. Luis Videgaray Caso

Board Member of Petróleos Mexicanos and Secretary of Finance and Public Credit

Born: 1968

Business experience: Federal Deputy of the LXIst Legislature; President of the PRI in the State of Mexico; and Secretary of Finance of the State of Mexico.

Other board memberships: Chairman of Casa de Moneda de México; Federal Electricity Commission; Comisión Nacional Forestal; Comisión Nacional de Vivienda; Comisión Nacional para el Desarrollo de los Pueblos Indígenas; Chairman of Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros; Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad; Chairman of Financiera Rural; Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado; Instituto del Fondo Nacional para el Consumo de los Trabajadores; Instituto del Fondo Nacional de la Vivienda para los Trabajadores; Instituto Nacional de Ecología y Cambio Climático; Instituto Mexicano de la Juventud; Instituto Mexicano del Seguro Social; Instituto Nacional de las Mujeres; Instituto Nacional de las Personas Adultas Mayores; Chairman of Instituto para la Protección al Ahorro Bancario; Chairman of Lotería Nacional para la Asistencia Pública; Chairman of Servicio de Administración y Enajenación de Bienes; Chairman of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Chairman of Banco Nacional de Comercio Exterior, S.N.C.; Chairman of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Chairman of Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.; Chairman of Nacional Financiera, S.N.C.; Chairman of Seguros de Crédito a la Vivienda SHF, S.A. de C.V.; Chairman of Sociedad Hipotecaria Federal, S.N.C.; Comisión Nacional Bancaria y de Valores; Comisión

		2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Nacional de Seguros y Fianzas; Comisión Nacional del Agua; Chairman of Comisión Nacional del Sistema de Ahorro para el Retiro; Chairman of Servicio de Administración Tributaria; Comisión Intersecretarial de Bioseguridad y Organismos Genéticamente Modificados; Comisión Intersecretarial de Cambio Climático; Comisión Intersecretarial de Desarrollo Social; Comisión Intersecretarial de Vivienda; Comisión Intersecretarial para el Desarrollo de los Bioenergéticos; Comisión Intersecretarial para el Desarrollo Rural Sustentable; Chairman of Comisión de Cambios; Comisión Nacional de Inversiones Extranjeras; Consejo de Seguridad Nacional; Consejo General de Investigación Científica y Desarrollo Tecnológico e Innovación; Chairman of Consejo Nacional de Armonización Contable; Consejo Nacional de Protección Social en Salud; Consejo Nacional para la Competitividad de la Micro, Pequeña y Mediana Empresa; Consejo Nacional de Protección Civil; Aeropuertos y Servicios Auxiliares; Caminos y Puentes Federales de Ingresos y Servicios Conexos; Consejo Nacional de Fomento Educativo; Fondo de Cultura Económica; Instituto Mexicano de Tecnología del Agua; Instituto Mexicano de la Radio; Instituto Nacional de Ciencias Penales; Instituto Nacional para la Educación de los Adultos; Procuraduría Social de Atención a las Víctimas de Delitos; Pronósticos para la Asistencia Pública; Servicio Postal Mexicano; Telecomunicaciones de México; Chairman of AGROASEMEX, S.A., Institución Nacional de Seguros; Chairman of Fondo de Operación y Financiamiento Bancario; Fideicomiso de los Sistemas Normalizados de Competencia Laboral y de Certificación de Competencia Laboral; Centro de Investigación y Seguridad Nacional; Coordinación Nacional del Programa de Desarrollo Humano Oportunidades; Fondo de Cobertura Social en Telecomunicaciones; Comisión de Política Gubernamental en materia de Derechos Humanos; Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación; Comisión Intersecretarial para el Desarrollo del Gobierno Electrónico; Comisión Intersecretarial para la Coordinación Operativa en los Puntos de Internación en Territorio Nacional; Comisión Intersecretarial para el Otorgamiento de Concesiones y Permisos previstos en la Ley de Aeropuertos; Comisión Intersecretarial para la Instrumentación del Programa de Integración del Registro Nacional de Población; Comisión Intersecretarial para la Prevención y Combate a la Economía Ilegal; Consejo Nacional de Educación para la Vida y el Trabajo; Consejo Nacional para las Comunidades Mexicanas en el Exterior; Comisión Coordinadora para la Negociación de Precios de Medicamentos y otros Insumos para la Salud; Comisión

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Intersecretarial de Compras y Obras de la Administración Pública Federal a la Micro, pequeña y Mediana Empresa; Comisión Intersecretarial para la Transición Digital; Comisión Intersecretarial para la instrumentación de la Cruzada contra el Hambre; Comité Técnico Especializado en Información sobre Discapacidad of the National Institute of Statistics and Geography; Comité Nacional de Seguridad Aeroportuaria; Comisión Ambiental Metropolitana; Chairman of Consejo de Estabilidad del Sistema Financiero; Consejo de Salubridad General; Consejo Nacional para la Prevención y Control de las Enfermedades Crónicas no Transmisibles; Comisión Permanente de Servicios de Salud a la Comunidad; Chairman of Comité Técnico de Inversiones de la Tesorería de la Federación; and Comité de Control y Desempeño Institucional.

Mr. Miguel Messmacher Linartas

Board Member of Petróleos Mexicanos and Undersecretary of Income of the SHCP.

Born: 1972

Business experience: Head of the Economic Planning Unit of Public Finance of the SHCP; Economist of the International Monetary Fund; and Economic Researcher of Banco de México. Other board memberships: Instituto Nacional para el Federalismo y el Desarrollo Municipal; Lotería Nacional para la Asistencia Pública (Alternate); Pronósticos para la Asistencia Pública (Alternate); Servicio de Administración y Enajenación de Bienes (Alternate); Servicio de Administración Tributaria (Alternate); Comisión de Fomento de las Actividades de las Organizaciones de la Sociedad Civil; Comisión Intersecretarial para la Coordinación Operativa en los Puntos de Internación en Territorio Nacional (Alternate); Comisión Intersecretarial para el Desarrollo de los Bioenergéticos (Alternate); Comisión Intersecretarial de la Industria Automotriz; Comisión de Cambios; Comisión de Comercio Exterior; Comisión Tripartita encargada de la Evaluación y Seguimiento de las Disposiciones establecidas en la Ley de Ayuda Alimentaria para los Trabajadores; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Teatral Nacional; Comité Interinstitucional para la Aplicación del Estímulo Fiscal a Proyectos de Inversión en la Producción Cinematográfica Nacional; and Consejo Nacional de Armonización Contable.

		2013

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Petróleos Mexicanos and Undersecretary of Planning and Energy Transition of the Ministry of Energy Born: 1974 Business experience: Director General of Energy Information and Studies of the Ministry of Energy; Director of International Negotiations of the Ministry of Energy; and	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed

Consultant for the World Bank.

Other board memberships: Comité Intersecretarial para el Desarrollo de los Bioenergéticos (Alternate); Sistema Nacional de Información Estadística y Geográfica; Chairman of Comité Técnico y de Administración del Fideicomiso Fondo Sectorial CONACYT-Secretaría de Energía-Sustentabilidad Energética; Chairman of Comité Técnico del Fondo para la Transición Energética y el Aprovechamiento Sustentable de la Energía; Chairman of Comité Técnico y de Administración del Fideicomiso Fondo Sectorial CONACYT-Secretaría de Energía-Hidrocarburos; Consejo Nacional de Ciencia y Tecnología; and Comisión Nacional del Agua.

Mr. Fernando Pacheco Martínez	Board Member of Petróleos Mexicanos and Union Representative Born: 1952 Business experience: General Secretary of Section 24 of the Union; Chairman of the Renewal Group of Section 24 of the Union; and Secretary of the Interior and Agreements of the Union.	2007

Mr. Jorge Wade González	Board Member of Petróleos Mexicanos and Union Representative Born: 1947 Business experience: Union commissioner of Petróleos Mexicanos.	2007

Mr. Fernando Navarrete Pérez	Board Member of Petróleos Mexicanos and Union Representative Born: 1955 Business experience: Secretary of the Interior and Agreements of the Union; Secretary of the Exterior of the Union; and Secretary of Adjustments of the Union.	2013

Mr. Sergio Lorenzo Quiroz Cruz	Board Member of Petróleos Mexicanos and Union Representative Born: 1959 Business experience: Federal Deputy of the LXIst Legislature; Secretary of the Interior and Agreements of the Union; and Local Deputy of the LXIst Legislature.	2013

Mr. José del Pilar Córdova Hernández	Board Member of Petróleos Mexicanos and Union Representative Born: 1959 Business experience: Federal Deputy of the LXIst Legislature; Local Deputy of the LIXth Legislature; and Union commissioner of Petróleos Mexicanos.	2013

Mr. José Fortunato Álvarez Enríquez	Professional Board Member of Petróleos Mexicanos Born: 1937 Business experience: Head of Governmental Audit Unit of	2009

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	the SFP; Head of the Internal Control Body of Petróleos Mexicanos; and Regional Delegate of the Instituto Mexicano del Seguro Social in Baja California and San Luis R.C. Sonora.

Mr. Héctor Moreira Rodríguez	Professional Board Member of Petróleos Mexicanos Born: 1946 Business experience: Advisor of the Chancellor of the Instituto Tecnológico y de Estudios Superiores de Monterrey; Vice Chancellor of Academic Development and Research of the Instituto Tecnológico y de Estudios Superiores de Monterrey; and Undersecretary of Hydrocarbons of the Ministry of Energy.	2009

Vacant	Professional Board Member of Petróleos Mexicanos

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Petróleos Mexicanos Born: 1967 Business experience: Advisor on Energy Policy of the Chamber of Deputies (LIXth and LXth Legislatures); Deputy Chief and Technical Instructor of the Instituto de Capacitación Ferrocarrilera; and Advisor of the Civil Protection Commission of the Asamblea Legislativa del Distrito Federal.	2009

Mr. Emilio Ricardo Lozoya Austin	Chief Executive Officer/Director General Born: 1974 Business experience: Manager of International Affairs of the Campaign Team and Transition Team of President Enrique Peña Nieto; Founder and Manager of various private equity funds; and Chief Director for Latin America of the World Economic Forum. Other board memberships: Chairman of Instituto Mexicano del Petróleo; Federal Electricity Commission; and Corporación Mexicana de Investigaciones en Materiales, S.A. de C.V.	2012

Mr. Mario Alberto Beauregard Álvarez	Chief Financial Officer/Corporate Director of Finance Born: 1964 Business experience: Financial Director of OHL de México, S.A.B. de C.V.; Director of Administration and Finance of Hipotecaria Su Casita, S.A. de C.V.; and Director of Planning, Analysis and Comptrolling Area of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2013

Mr. Mario Govea Soria	Deputy Director of Programming and Budgeting Born: 1971 Business experience: Deputy Director General of Corporate Management of Banco del Ahorro Nacional y Servicios Financieros, S.N.C.; Treasury Director of Nacional Financiera, S.N.C.; and Deputy Director of Treasury Strategies of Nacional Financiera, S.N.C.	2013

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Rodolfo Campos Villegas	Deputy Director of Treasury Born: 1973 Business experience: Deputy Director of Risks and Financial Strategy of Fiduciary Funds of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Director of Internal Credit of the SHCP; and Director of Finance of Canadian Resorts.	2013

Mr. Víctor M. Cámara Peón	Deputy Director of Accounting, Fiscal and Financial Control Born: 1943 Business experience: Advisor of the Chief Financial Officer of Petróleos Mexicanos; Director of Control and Operational Risk of Banco Nacional de México, S.A.; and Director General of Human Resources of Banco Nacional de México, S.A. Other board memberships: Intermarítima Maya, S.A. de C.V.; Grupo Roche, S.A.; Comercial Salinera de Yucatán, S.A. de C.V.; Infraestructura Maya Peninsular, S.A. de C.V.; and Industria Salinera de Yucatán, S.A. de C.V.	2003

Mr. Iván Hernández Gallegos	Acting Deputy Director of Economic Planning Born: 1973 Business experience: Associate Managing Director of Prices of Petróleos Mexicanos; Advisor of the Deputy Director of Economic Planning of Petróleos Mexicanos; and Deputy Manager of Economic Analysis of Petróleos Mexicanos.	2013

Mr. David Ruelas Rodríguez	Deputy Director of Risk Management Born: 1977 Business experience: Associate Managing Director of Corporate Financial Management of Petróleos Mexicanos; Coordinator of Governmental Programs and Strategic Consolidation of Petróleos Mexicanos; and Advisor to the Corporate Director of Management of Petróleos Mexicanos.	2011

Mr. Víctor Díaz Solís	Corporate Director of Management Born: 1960 Business experience: Executive Coordinator of the Corporate Direction of Management of Petróleos Mexicanos; Manager of Specialized Services for Projects of Petróleos Mexicanos; and Coordinator of Technical Advisory for Projects of Petróleos Mexicanos. Other board memberships: Chairman of Instalaciones Inmobiliarias para Industrias, S.A. de C.V. and Chairman of I.I.I. Servicios, S.A. de C.V.	2013

Mr. Marco Antonio Murillo Soberanis	Deputy Director of Human Resources and Labor Relations Born: 1959 Business experience: Acting Corporate Director of Management of Petróleos Mexicanos; Deputy Director of Human Resources of Petróleos Mexicanos; and Corporate Associate Managing Director of Human Resources of Petróleos Mexicanos.	2005

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Sergio Alberto Martín Esquivel	Deputy Director of Corporate Services Born: 1976 Business experience: Advisor to the Corporate Director of Finance of Petróleos Mexicanos; Administrative Legal Advisor of the SHCP; and Advisor of the Suprema Corte de Justicia de la Nación.	2011

Mr. Víctor M. Vázquez Zárate	Deputy Director of Health Services Born: 1943 Business experience: Associate Managing Director of Medical Services of Petróleos Mexicanos; Administrative Deputy Manager of Medical Services of Petróleos Mexicanos; and Director of Central South High Specialty Hospital of Petróleos Mexicanos.	2000

Ms. Elena del Carmen Tanus Meouchi	Deputy Director of Equity Administration Born: 1967 Business experience: Director of Attention of Supervision Stages and Joint Bodies of the Sistema de Administración y Enajenación de Bienes; Deputy Manager of Agreements of Pemex-Exploration and Production; and Advisor of the Deputy Director of Equity Management of Petróleos Mexicanos.	2013

Mr. José Luis López Zamudio	Coordinator of Governmental Programs and Strategic Consolidation Born: 1963 Business experience: Executive Coordinator of the Corporate Direction of Management of Petróleos Mexicanos; Associate Managing Director of Budget of Pemex-Refining; and Associate Managing Director of Financial Assessment of Pemex-Gas and Basic Petrochemicals.	2013

Mr. Carlos Rafael Murrieta Cummings	Corporate Director of Operations Born: 1965 Business experience: Partner Director of McKinsey & Company; Partner of McKinsey & Company; and Consultant of McKinsey & Company.	2009

Ms. Cybele Beatriz Díaz Wionczek	Deputy Director of the Unit of Suppliers Development and National Content Born: 1969 Business experience: Associate Managing Director of Administration and Management of Suppliers and Catalogs of Petróleos Mexicanos; Chief of Staff of the Corporate Director of Operations of Petróleos Mexicanos; and Assistant Director General of Planning of the Secretaría de Desarrollo Social.	2010

Mr. Ernesto Ríos Patrón	Deputy Director of Project Development Born: 1968 Business experience: Acting Corporate Director of	2010

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
	Engineering and Project Development of Petróleos Mexicanos; Corporate Director of Planning and Institutional Development of the Instituto Mexicano del Petróleo; and Project Operational Coordinator of the Instituto Mexicano del Petróleo.
Mr. Carlos Salvador de Regules Ruíz-Funes	Deputy Director of Strategy and Operative Planning Born: 1969 Business experience: Associate Managing Director of Strategic Planning of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Petróleos Mexicanos; and Advisor to the Director General of Petróleos Mexicanos.	2011
Mr. Jorge Itzal Martínez Herrera	Deputy Director of Operation and Strategy Execution Born: 1966 Business experience: Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; Associate Managing Director of Strategic Planning of Petróleos Mexicanos; and Associate Managing Director of Operations Analysis and Programming of Petróleos Mexicanos.	2011
Mr. Luis Fernando Betancourt Sánchez	Deputy Director of Operative Discipline, Safety, Health and Environmental Protection Born: 1967 Business experience: Associate Managing Director of Operative Discipline and Execution of SSPA System of Petróleos Mexicanos; Associate Managing Director of Environmental Protection of Pemex-Refining; and Associate Managing Director of Implementation of SSPA System of Petróleos Mexicanos.	2010
Mr. Ramón Guerrero Esquivel	Deputy Director of Supplies Born: 1946 Business experience: Director of Supply Process Redesign Project in Petróleos Mexicanos; and President and Chief Executive Officer of Integrated Trade Systems, Inc.	2010
Mr. Eleazar Gómez Zapata	Deputy Director of Maintenance Coordination Born: 1954 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; Associate Managing Director of Tracking and Operative Coordination of Petróleos Mexicanos; and Associate Managing Director of Operative Opportunities Analysis of Petróleos Mexicanos.	2012
Mr. José Ignacio Aguilar Álvarez Greaves	Deputy Director of Hydrocarbons and Derivatives Logistics Born: 1970 Business experience: Executive Coordinator of Petróleos Mexicanos; Associate Managing Director of Capital Investment Analysis of Petróleos Mexicanos; and Deputy Manager of Strategic Planning of Petróleos Mexicanos.	2012

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. José Luis Luna Cárdenas	Chief Information Officer / Corporate Director of Information Technology and Business Processes Born: 1958 Business experience: Vice President of Business Process Transformation and Operations of Axtel, S.A.B. de C.V.; Senior Vicepresident of Innovation of Cemex, S.A.B. de C.V.; and Chief Information Officer of Cemex, S.A.B. de C.V.	2013

Mr. César Romeo López Cárdenas	Acting Deputy Director of Technological Infrastructure Born: 1966 Business Experience: Associate Managing Director of Infrastructure Management of Pemex-Exploration and Production; Deputy Manager of Control and Automation of Pemex-Exploration and Production; and Chief of the Informatics Department (Burgos) of Pemex-Exploration and Production.	2012

Mr. Carlos Guillermo Mayorga Delgado	Deputy Director of Planning and Business Intelligence Born: 1959 Business experience: Acting Deputy Director of Business Processes and Technological Infrastructure of Petróleos Mexicanos; Associate Managing Director of Innovation and Technological Infrastructure of Petróleos Mexicanos; and Regional Deputy Manager of Support of Information Technology (North) of Pemex-Refining.	2010

Mr. Francisco José Acosta Ortíz	Acting Deputy Director of Solutions Integration and Business Processes Born: 1958 Business experience: Acting Corporate Director of Information Technology and Business Processes of Petróleos Mexicanos; Acting Deputy Director of Solutions Integration and Business Processes of Petróleos Mexicanos; and Deputy Director of Technological Infrastructure of Petróleos Mexicanos.	2013
Mr. Marco Antonio de la Peña Sánchez	Legal Director Born: 1963 Business experience: Legal Director of Banco Nacional de Obras y Servicios Públicos, S.N.C.; Legal and Fiduciary Director of Banco Nacional de Obras y Servicios Públicos, S.N.C.; and Deputy Legal Director General of Lotería Nacional para la Asistencia Pública.	2011

Mr. Fermín Fernández Guerra Espinal	Deputy Legal Director of Processes and Projects Control Born: 1976 Business experience: Executive Coordinator of the Office of the General Counsel of Petróleos Mexicanos; Associate Managing Director of Equity Regulations of Petróleos Mexicanos; and Deputy Manager of Consulting Services of Petróleos Mexicanos.	2012

Petróleos Mexicanos—Directors and Executive Officers

Name	Position with Petróleos Mexicanos	Year Appointed
Mr. Francisco Arturo García Agraz Sánchez	Deputy Legal Director of Litigious Affairs Born: 1961 Business experience: Head of the Internal Legal Control Body of Pemex-Gas and Basic Petrochemicals; Comptroller Director of Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander; and Legal Deputy Director of Litigious Affairs of Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander.	2012

Ms. Silvia María Cristina Oropeza Querejeta	Deputy Director of Legal Consultancy Born: 1953 Business experience: Legal Associate Managing Director of Amendments and Agreements of Petróleos Mexicanos; Deputy Manager of Acquisitions, Leases and Services Agreements of Petróleos Mexicanos; and Chief of the Amendments, Agreements and Joint Groups Consulting Unit of Petróleos Mexicanos.	2012

Mr. Antonio Domínguez Sagols	Head of the Internal Control Body Born: 1976 Business experience: Head of the Internal Control Body of Pemex-Gas and Basic Petrochemicals; Head of the Internal Control Body of Pemex-Refining; and Head of the Internal Control Body of PMI.	2013

Ms. Claudia García Gutiérrez	Head of Auditing Area for Development and Improvement of Public Administration Born: 1973 Business experience: Head of Auditing Area for Development and Improvement of Public Administration of Pemex-Refining; Deputy Manager of Internal Auditing of PMI; and Internal Auditor of PMI.	2013

Mr. Efraín Ceballos Medina	Head of the Internal Auditing Area Born: 1973 Business experience: Head of Auditing of Pemex-Refining; Public Commissary in the Energy Sector of the SFP (Alternate); and Deputy Manager of Risk Analysis of PMI.	2012

Mr. José Francisco Gutiérrez Dávila	Head of the Liabilities Area Born: 1976 Business experience: Head of the Liabilities Area of Pemex-Gas and Basic Petrochemicals; Head of the Liabilities Area of Pemex-Refining; and Head of the Liabilities Area and Head of the Complaints Area of PMI.	2013

Mr. Arturo Velasco Ponce	Head of the Complaints Area Born: 1977 Business experience: Director General of Internal Inspection of the Procuraduría General de la República; Special Prosecutor for Combating Corruption in the Federal Public Service of the Procuraduría General de la República; and Assistant Director General of Equity Registry and Penalties to the Public Officers of the SFP.	2012

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2013

Mr. Enrique Ochoa Reza	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Exploration and Production. (refer to Petróleos Mexicanos)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2013

Mr. Héctor Moreira Rodríguez	Professional Member of the Board of Directors of Pemex-Exploration and Production (refer to Petróleos Mexicanos)	2010

Vacant	Professional Member of Pemex-Exploration and Production

Mr. Carlos Arnoldo Morales Gil	Director General Born: 1954 Business experience: Deputy Director of Planning and Evaluation of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Planning of Pemex-Exploration and Production. Other board memberships: Chairman of Compañía Mexicana de Exploraciones, S.A. de C.V.; and Instituto Mexicano del Petróleo.	2006

Mr. José Serrano Lozano	Deputy Director of Project Services Born: 1956 Business experience: Deputy Director of Production (Northeastern Marine region) of Pemex-Exploration and Production; Deputy Director (Southern region) of Pemex-Exploration and Production; and Manager of Integral Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production.	2013

Mr. Gustavo Hernández García	Deputy Director of Planning and Evaluation Born: 1958 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Associate Managing Director of Planning and Evaluation (Northeastern Marine region) of Pemex-Exploration and Production; and Manager of Integral Ku-Maloob-Zaap Business Unit of Pemex-Exploration and Production.	2010

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. J. Javier Hinojosa Puebla	Deputy Director of Fields Development Born: 1958 Business experience: Deputy Director (Northeastern Marine region) of Pemex-Exploration and Production; Coordinator of the Executive Commercial Operative Coordination of Pemex-Exploration and Production; and Associate Managing Director of Analysis and Technical Operational Evaluation (Southern region) of Pemex-Exploration and Production.	2009

Mr. Juan Arturo Hernández Carrera	Deputy Director of Production, Southwestern Marine region Born: 1961 Business experience: Deputy Director of Production (Northern region) of Pemex-Exploration and Production; Manager of Integral Burgos Business Unit of Pemex-Exploration and Production; and Associate Managing Director of Planning and Evaluation (Northern region) of Pemex-Exploration and Production.	2010

Mr. Primo Luis Velasco Paz	Deputy Director of Distribution and Trading Born: 1959 Business experience: Regional Associate Managing Director of Pemex-Exploration and Production; Deputy Manager of Transportation and Distribution of Oil of Pemex-Exploration and Production; and Deputy Manager of Engineering Design of Pemex-Exploration and Production.	2011

Mr. Amado Valeriano Astudillo Abundes	Deputy Director of Industrial Safety and Environmental Protection Audit Born: 1960 Business experience: Associate Managing Director of Auditing and Industrial Safety and Environmental Protection Regulations of Pemex-Exploration and Production; Associate Managing Director of Operations of Pemex-Exploration and Production; and Manager of Integral Cantarell Business Unit of Pemex-Exploration and Production. Other board memberships: Michin Cualli, S.C. de R.L. de C.V.	2013

Mr. José Luis Fong Aguilar	Deputy Director of Production, Southern region Born: 1960 Business experience: Deputy Director of Production (Southwestern Marine region) of Pemex-Exploration and Production; Manager of Integral Ku-Maloob-Zaap Business Unit (Northeastern Marine region) of Pemex-Exploration and Production; and Manager of Integral Abkatún-Pol-Chuc Business Unit (Southwestern Marine region) of Pemex-Exploration and Production.	2012

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. José Guadalupe de la Garza Saldívar	Deputy Director of Maintenance and Logistics Born: 1958 Business experience: Associate Managing Director of Services for Projects (Southern region) of Pemex-Exploration and Production; Associate Managing Director of Engineering of Pemex-Exploration and Production; and Associate Managing Director of Engineering and Construction of Pemex-Exploration and Production.	2013

Mr. Moisés Ithuriel Orozco García	Deputy Director of Management and Finance Born: 1968 Business experience: Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Executive Advisor of the Director General’s Office of Petróleos Mexicanos. Other board memberships: Instalaciones Inmobiliarias para Industrias, S.A. de C.V.; and I.I.I. Servicios, S.A. de C.V.	2013

Mr. Luis Sergio Guaso Montoya	Deputy Director of Business Development Born: 1963 Business experience: Deputy Director of New Models of Execution of Pemex-Exploration and Production; Executive Director of the Multiple Services Contracts of Pemex-Exploration and Production; and Associate Managing Director of Economic Analysis of Pemex-Exploration and Production.	2003

Mr. Pedro Silva López	Deputy Director of Technical Resources Administration Born: 1953 Business experience: Deputy Director (Southwestern Marine region) of Pemex-Exploration and Production; Deputy Director of Operations Coordination of Petróleos Mexicanos; and Executive Director of the SGP of Pemex-Exploration and Production.	2009

Mr. Félix Alvarado Arellano	Deputy Director of Production, Northeastern Marine Region Born: 1963 Business experience: Manager of Ku-Maloob-Zaap Business Unit of Pemex-Exploration and Production; Manager of Abkatún Pol Chuc Business Unit of Pemex-Exploration and Production; and Manager of Cinco Presidentes Business Unit of Pemex-Exploration and Production.	2013

Mr. Antonio Narváez Ramírez	Acting Deputy Director of Production, Northern Region Born: 1963 Business experience: Manager of Integral Aceite Terciario del Golfo Business Unit of Pemex-Exploration and Production; Manager of Samaria-Luna Business Unit (Southern region) of Pemex-Exploration and Production; and Associate Managing Director of Strategic Planning of Pemex-Exploration and Production.	2012

Pemex-Exploration and Production—Directors and Executive Officers

Name	Position with Pemex-Exploration and Production	Year Appointed
Mr. José Antonio Escalera Alcocer	Deputy Director of Exploration Born: 1958 Business experience: Manager of Integral Burgos Business Unit (Northern region) of Pemex-Exploration and Production; Manager of Integral Poza Rica-Altamira Business Unit (Northern region) of Pemex-Exploration and Production; and Associate Managing Director of Diagnosis and Risk Analysis of Pemex-Exploration and Production. Other board memberships: Compañía Mexicana de Exploraciones, S.A. de C.V.	2007

Mr. Baudelio Ernesto Prieto de la Rocha	Deputy Director of Business Unit of Drilling Born: 1957 Business experience: Associate Managing Director of Engineering and Technology of Pemex-Exploration and Production; Associate Managing Director of Well Drilling and Maintenance (Marine) of Pemex-Exploration and Production; and Head of Burgos Operative Unit of Well Drilling and Maintenance (North) of Pemex-Exploration and Production.	2011

Mr. Daniel Ramírez Ruiz	Head of the Internal Control Body Born: 1945 Business experience: Administrative Officer of the Sistema Nacional para el Desarrollo Integral de la Familia; Public Commissary in the Health and Social Assistance Sector of the SFP; and Deputy Director of Management and Finance of Luz y Fuerza del Centro.	2013

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Refining (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2013

Mr. Enrique Ochoa Reza	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Refining (refer to Petróleos Mexicanos)	2013

Mr. José Fortunato Álvarez Enríquez	Professional Member of the Board of Directors of Pemex-Refining (refer to Petróleos Mexicanos)	2010

Mr. Ricardo Samaniego Breach	Professional Member of the Board of Directors of Pemex-Refining Born: 1953 Business experience: Economics professor and researcher at the Instituto Tecnológico Autónomo de México; Chief of Staff of the Secretary of Energy; and Chief of the Energy Policies and Programs of the Ministry of Energy.	2010

Mr. Miguel Tame Domínguez	Director General Born: 1946 Business experience: Director General of Pemex-Refining; Deputy Director of Production of Pemex-Refining; and Associate Managing Director of Refinery “Miguel Hidalgo” of Pemex-Refining. Other board memberships: Instituto Mexicano de Ingenieros Químicos; and Fundación Politécnico, A.C.	2009

Mr. Víctor Mario Navarrete Quezada	Deputy Director of Trading Born: 1972 Business experience: Private Secretary of the Director General of Petróleos Mexicanos; Advisor of the Corporate Finance Office of Petróleos Mexicanos; and Advisor to the Deputy Director of Economic Planning of Petróleos Mexicanos. Other board memberships: Mexicana de Lubricantes, S.A. de C.V.	2012

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Francisco Fernández Lagos	Deputy Director of Distribution Born: 1955 Business experience: Deputy Director of Pipeline Transportation System Coordination of Petróleos Mexicanos; Associate Managing Director of Pipelines and Facilities Maintenance Management of Pemex-Exploration and Production; and Deputy Manager of Pipelines and Facilities Maintenance of Pemex-Exploration and Production.	2010

Mr. Jesús Lozano Peña	Acting Deputy Director of Projects Born: 1955 Business experience: Coordinator of Modernization and Capacity Expansion Projects of Pemex-Refining; Associate Managing Director of Modernization of Pemex Refining; and Advisor of the Corporate Engineering and Projects Development Office of Petróleos Mexicanos.	2013

Mr. Jorge Ezequiel Zacaula Peralta	Acting Deputy Director of Management and Finance Born: 1953 Business experience: Associate Managing Director of Investments Analysis and Operative Expenses of Pemex-Refining; Associate Managing Director of Strategic Planning of Pemex-Refining; and Deputy Manager of Investment Projects Assessment of Pemex-Refining. Other board memberships: MdeL.	2012

Mr. Guillermo Ruiz Gutiérrez	Deputy Director of Planning, Coordination and Evaluation Born: 1959 Business experience: Deputy Director of Operations and Strategy Execution of Petróleos Mexicanos; Deputy Director of Strategy and Operative Planning of Petróleos Mexicanos; and Deputy Director of Operations Evaluation of Petróleos Mexicanos.	2011

Mr. Carlos Rubén Ramón Álvarez	Deputy Director of Industrial Safety and Environmental Protection Auditing Born: 1957 Business experience: Associate Managing Director of Storage and Allotment (Golfo) of Pemex-Refining; Deputy Manager of Industrial Safety and Environmental Protection of Pemex-Refining; and Acting Deputy Manager of Auditing of Petróleos Mexicanos.	2012

Pemex-Refining—Directors and Executive Officers

Name	Position with Pemex-Refining	Year Appointed
Mr. Pedro Ismael Hernández Delgado	Deputy Director of Production Born: 1957 Business experience: Deputy Director of Maintenance Coordination of Petróleos Mexicanos; Associate Managing Director of Tracking the Industrial Safety and Environmental Protection System of Petróleos Mexicanos; and Associate Managing Director of Refineries Maintenance of Pemex-Refining. Other board memberships: Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (Alternate).	2012

Mr. Martín Gómez Castillo	Acting Deputy Director of Storage and Allotment Born: 1964 Business experience: Associate Managing Director of Operation and Terminal Maintenance of Pemex Refining; Coordinator of Storage and Allotment System Coordination of Pemex-Refining; and Deputy Manager of Operation and Terminal Maintenance of Pemex Refining.	2013

Mr. Luis Alberto Padilla Ramos	Head of the Internal Control Body Born: 1956 Business experience: Unit Director of the ASF; Supervisor General Visitor of the CNBV; and Regional Metropolitan Controller of the Banco Nacional de Comercio Interior, S.N.C.	2013

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Enrique Ochoa Reza	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Gas and Basic Petrochemicals (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Dieck Assad	Professional Member of Pemex-Gas and Basic Petrochemicals Born: 1954 Business experience: Director of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Campus Santa Fe; Director of the Government, Social Sciences and Humanities Departments of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Campus Monterrey; and Ambassador of Mexico to Belgium and Luxembourg and Chief of Mission to the European Union.	2010

Mr. Mario Gabriel Budebo	Professional Board Member of Pemex-Gas and Basic Petrochemicals Born: 1963 Business experience: Undersecretary of Hydrocarbons of the Ministry of Energy; President of the Comisión Nacional del Sistema de Ahorro para el Retiro; and Chief of Staff of the Secretary of Finance and Public Credit.	2012

Mr. Alejandro Martínez Sibaja	Director General Born: 1956 Business experience: Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals; Deputy Director of Operation and Strategy Execution of Petróleos Mexicanos; and Commercial Associate Managing Director of Transportation of Pemex-Gas and Basic Petrochemicals.	2011

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Roberto Jorge de la Huerta Moreno	Deputy Director of Natural Gas Born: 1972 Business experience: Associate Managing Director of Control and Analysis of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Business Development of Pemex-Gas and Basic Petrochemicals; and Coordinator of Natural Gas Regulation Area of Pemex-Gas and Basic Petrochemicals.	2012

Mr. Juan Marcelo Parizot Murillo

Deputy Director of Liquefied Gas and Basic Petrochemicals

Born: 1966

Business experience: Associate Managing Director of Operations of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Trading Coordination of Pemex-Refining; and Associate Managing Director of Service Station Sales of Pemex-Refining.

Other board memberships: Vice President of Pasco Intenacional, Limited; Vice President of Pasco Terminals; Vice President of Pan American Sulphur Company, Limited; Gasoductos de Chihuahua, S. de R.L. de C.V.; Chairman of MGI Supply Internacional, Ltd.; President of MGI Trading, Ltd.; and President of MGI Enterprises, Ltd.

		2012

Mr. Rodulfo Figueroa Alonso	Acting Deputy Director of Planning Born: 1964 Business experience: Associate Managing Director of Planning of Pemex-Gas and Basic Petrochemicals; Associate Managing Director of Assessment and Information of Pemex-Gas and Basic Petrochemicals; and Deputy Manager of Information of Pemex-Gas and Basic Petrochemicals.	2013

Mr. José Antonio Gómez Urquiza de la Macorra	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Finance and Management of Pemex-Refining; Director General of the Cámara de la Industria del Hierro y del Acero; and Deputy Director of Management of the Delegación Benito Juárez in Mexico City.	2011

Mr. Armando Ricardo Arenas Briones	Deputy Director of Production Born: 1948 Business experience: Associate Managing Director of Nuevo Pemex GPC; Superintendent of Nuevo Pemex GPC; and General Coordinator of Engineering, Acquisition and Startup of Matapionche GPC of Petróleos Mexicanos.	1996

Pemex-Gas and Basic Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Gas and Basic Petrochemicals	Year Appointed
Mr. Víctor Domínguez Cuéllar	Deputy Director of Pipelines Born: 1959 Business experience: Associate Managing Director of Planning and Evaluation of Pemex-Gas and Basic Petrochemicals; Deputy Manager of Planning of Pemex-Gas and Basic Petrochemicals; and General Superintendent of Electromechanic Processes and Public Works of Pemex-Exploration and Production. Other board memberships: Gasoductos de Chihuahua, S. de R.L. de C.V.; Gasoductos de Tamaulipas, S. de R.L. de C.V.; TDF, S. de R.L. de C.V.; MGI Enterprises, Ltd.; MGI Supply, Ltd.; MGI Trading, Ltd.; and TAG Pipelines, S. de R.L. de C.V.	2007

Mr. Armando de Luna Ávila	Head of the Internal Control Body Born: 1956 Business experience: Director General of Personnel Services of the Consejo de la Judicatura Federal; Executive Secretary of Management of the Suprema Corte de Justicia de la Nación; and Legal Consultative Associate Managing Director of Diconsa, S.A. de C.V.	2013

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Emilio Ricardo Lozoya Austin	Chairman of the Board of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2012

Mr. Carlos Rafael Murrieta Cummings	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Francisco Leonardo Fabio Beltrán Rodríguez	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Enrique Ochoa Reza	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Miguel Messmacher Linartas	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2013

Mr. Mario Alberto Beauregard Álvarez	Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2013

Ms. María de Lourdes Dieck Assad	Professional Member of Pemex-Petrochemicals (refer to Pemex-Gas and Basic Petrochemicals)	2010

Mr. Fluvio César Ruíz Alarcón	Professional Board Member of Pemex-Petrochemicals (refer to Petróleos Mexicanos)	2010

Mr. Manuel Sánchez Guzmán	Acting Director General Born: 1949 Business experience: Deputy Director of Planning of Pemex-Petrochemicals; Associate Managing Director of Studies and Projects of Pemex-Petrochemicals; and Advisor to the Director General of Pemex-Petrochemicals.	2012

Mr. Jorge Collard de la Rocha	Deputy Director of Management and Finance Born: 1951 Business experience: Deputy Director of Management and Finance of Pemex-Exploration and Production; Acting Deputy Director of Supplies of Petróleos Mexicanos; and Chief Financial Officer of Banco Nacional de Obras y Servicios Públicos, S.N.C.	2011

Mr. Francisco Arturo Arellano Urbina	Deputy Director of Operations Born: 1946 Business experience: Director of Petroquímica Cangrejera, S.A. de C.V.; Director General of Micosa División Construcciones, S.A. de C.V.; and Director General of RCR Ingenieros Asociados, S.A. de C.V.	2005

Pemex-Petrochemicals—Directors and Executive Officers

Name	Position with Pemex-Petrochemicals	Year Appointed
Mr. Carlos Xavier Pani Espinosa	Deputy Director of Trading Born: 1947 Business experience: Head of the Fénix Project Executive Unit of Pemex-Petrochemicals; Deputy Director of Trading of Pemex-Refining; and Deputy Director of Trading of Pemex-Petrochemicals. Other board memberships: Asociación Petroquímica y Química Latinoamericana.	2007

Mr. Luis Rafael Montanaro Sánchez	Acting Deputy Director of Planning Born: 1969 Business experience: Associate Managing Director of Morelos PC of Pemex-Petrochemicals; Associate Managing Director of Strategic Planning and Business Development of Pemex-Petrochemicals; and Associate Managing Director of Strategic Analysis of Pemex-Petrochemicals.	2013

Mr. Alejandro Valencia López	Head of the Internal Control Body Born: 1949 Business experience: Director of Planning and Reports of the Superior Audit Office of the State of Chiapas; Administrative Director of Centro de Investigación Científica y de Investigación Superior de Ensenada; and Head of the Internal Control Body of the Instituto Nacional de Antropología e Historia.	2013

Compensation of Directors and Officers

For the year ended December 31, 2012, the aggregate compensation of executive officers of Petróleos Mexicanos and the subsidiary entities (79 persons) paid or accrued in that year for services in all capacities was approximately Ps. 167.8 million. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities do not receive compensation for their services. The compensation paid or accrued during 2012 to the professional members of the Boards of Directors of Petróleos Mexicanos and the subsidiary entities was approximately Ps. 13.6 million.

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

The Compensation Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Compensation Committee;

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Enrique Ochoa Reza, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos.

Strategy and Investment Committee

The Strategy and Investment Committee is chaired by a professional member of the Board of Directors of Petróleos Mexicanos and, among other duties, analyzes the business plan and investment portfolio of Petróleos Mexicanos and its subsidiary entities. This committee also supervises and evaluates investments made by Petróleos Mexicanos.

The Strategy and Investment Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Strategy and Investment Committee;

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Enrique Ochoa Reza, member of the Board of Directors of Petróleos Mexicanos.

Transparency and Accountability Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information. The Transparency and Accountability Committee of Petróleos Mexicanos consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Transparency and Accountability Committee;

•	Mr. Luis Videgaray Caso, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Enrique Ochoa Reza, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos.

Development and Technological Research Committee

This committee, among other duties, proposes to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry. The Development and Technological Research Committee of Petróleos Mexicanos consists of the following members:

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Development and Technological Research Committee;

•	Mr. Ildefonso Guajardo Villareal, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Enrique Ochoa Reza, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos.

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

Acquisitions, Leasing, Works and Services Committee

This committee, among other duties, reviews, evaluates, monitors and develops recommendations regarding the annual programs of Petróleos Mexicanos for acquisition, construction and services contracts, and determines whether an exception to the public bidding process is applicable in specific cases. The Acquisitions, Leasing, Works and Services Committee consists of the following members:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Acquisitions, Leasing, Works and Services Committee;

•	Mr. Ildefonso Guajardo Villareal, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Enrique Ochoa Reza, member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Miguel Messmacher Linartas, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Francisco Leonardo Fabio Beltrán Rodríguez, member of the Board of Directors of Petróleos Mexicanos.

A permanent representative of the SFP attends and may speak at the committee’s sessions, but has no voting power.

Employees

Excluding employees of the PMI Group and including those employed by us on a temporary basis, at December 31, 2012, Petróleos Mexicanos and the subsidiary entities had 150,697 employees, as compared to 150,561 at December 31, 2011. During 2012, Petróleos Mexicanos and the subsidiary entities employed an average of 16,373 temporary employees. The following table sets forth the number of employees of Petróleos Mexicanos, the subsidiary entities and the PMI Group at year-end for the past five years.

	At December 31,					2012 % of Total
	2008	2009	2010	2011	2012
Pemex-Exploration and Production	50,273	50,544	49,802	51,713	51,998	34.4%
Pemex-Refining	45,510	43,706	45,306	46,909	46,236	30.6
Pemex-Petrochemicals	14,028	13,447	13,542	13,541	13,487	8.9
Pemex-Gas and Basic Petrochemicals	12,976	12,550	12,327	11,918	12,191	8.1
Petróleos Mexicanos	20,634	24,899	26,391	26,480	26,785	17.8

Subtotal	143,421	145,146	147,368	150,561	150,697	99.8

PMI Group	322	315	324	323	325	0.2

Total	143,743	145,461	147,692	150,884	151,022	100.0%

Source: Petróleos	Mexicanos and the PMI Group.

The Petroleum Workers’ Union represents approximately 72.6% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Federal Labor Law and a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union’s was officially established in 1938, we have not experienced labor strikes; we have experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on our operations.

On July 27, 2011, Petróleos Mexicanos and the Petroleum Workers’ Union entered into a new collective bargaining agreement, which became effective on August 1, 2011. The agreement provides for a 4.75% increase in wages and a 1.15% increase in benefits. Pursuant to this collective bargaining agreement, Petróleos Mexicanos and the Petroleum Workers’ Union agreed to a 4.25% increase in wages and a 1.5% increase in other benefits on July 31, 2012, which became effective August 1, 2012. By its terms, the collective bargaining agreement is scheduled to expire on July 31, 2013.

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

On November 5, 1997, the SHCP and the Board of Directors of Petróleos Mexicanos authorized the formation of a trust called the Pemex Labor Fund. This fund is a vehicle to fund labor liabilities, current pension payments and seniority premiums. We have designed a contribution plan to increase the funds held in this trust and to continue to make payments on outstanding labor and pension liabilities. Our contributions to the plan assets for our retirement benefits totaled Ps. 28,868 million in 2011 and Ps. 30,796 million in 2012.

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

As an employee benefit, we offer salary advances to all of our eligible Petroleum Workers’ Union and non-union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount of salary advances outstanding to executive officers at any one time during 2012 was Ps. 24.4 million. As of March 31, 2013, the aggregate amount of salary advances outstanding to our executive officers was Ps. 20.3 million.

Prior to his appointment as Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, held ownership interests in companies that have entered into franchise agreements with Pemex-Refining for the sale and purchase of gasoline and other products, as well as the performance of other related activities. As of the date of this report, their ownership interests are as follows:

Company	Name	Ownership Share
Servicio Cozumel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	60%
	Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
	Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%

Planta de Combustible Cozumel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra (father of Mr. Joaquín Coldwell)	60%

Gasolinera y Servicios Juárez, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra	40%
	Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	20%

Combustibles Caleta, S.A. de C.V.	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Fausto Nassim Joaquín Ibarra Mr. Ignacio Nassim Ruiz Joaquín	20% 20% 20% 20% 20%

Combustibles San Miguel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Ignacio Nassim Ruiz Joaquín	25% 25% 25% 25%

Combustibles Tatich, S.A. de C.V.	Mr. Pedro Joaquín Coldwell Mr. Pedro Oscar Joaquín Delbouis Mr. Nassim Joaquín Delbouis Mr. Ignacio Nassim Ruiz Joaquín	25% 25% 25% 25%

These franchise agreements are based on our standard forms of franchise agreements and contain the standard terms and conditions applicable to all of Pemex-Refining’s franchises.

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

Mexican Government Audits and Other Investigations

Certain rules have been enacted in order to promote a culture of ethics and prevent corruption in our daily operations. On July 31, 2002, a Código de Ética de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration) was published in the Official Gazette of the Federation, containing rules to promote legality, honesty, integrity, loyalty, impartiality and efficiency in the performance of public work by public sector officials and employees, including PEMEX’s directors, officers and employees. On October 3, 2003, we announced a corporate code of conduct for Petróleos Mexicanos and the subsidiary entities, the Código de Conducta de Petróleos Mexicanos y Organismos Subsidiarios (Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities) that defines the code of conduct expected from all employees of Petróleos Mexicanos and its subsidiary entities in the daily performance of their duties, and which is designed to promote transparency and prevent abuses. In addition, on May 12, 2004, the Board of Directors of Petróleos Mexicanos adopted a Code of Ethics for our chief executive officer, chief financial officer, chief accounting officer and all other employees performing similar functions in Petróleos Mexicanos, the subsidiary entities and the subsidiary companies. For more information on this Code of Ethics, see “Item 16B—Code of Ethics.” More recently, on June 3, 2011, the Board of Directors of Petróleos Mexicanos approved the Código de Conducta de los Miembros del Consejo de Administración de Petróleos Mexicanos (Code of Conduct of the Members of the Board of Directors of Petróleos Mexicanos). In addition, on March 6, 2012, general guidelines to establish permanent measures to ensure the integrity and ethical behavior of public officers in performing their jobs, positions or commission work were published in the Official Gazette of the Federation. These guidelines provide that an ethics committee, consisting of our employees and officers, will be formed and given the following responsibilities: evaluate the Code of Conduct of Petróleos Mexicanos and the Subsidiary Entities; issue, implement and enforce a new or updated code of conduct applicable to all of our employees; and verify compliance with the Code of Ethics for Public Servants of the Federal Public Administration.

In May 2005, the SFP announced that it had fined several former officers of Petróleos Mexicanos, alleging that these officers had illegally diverted Petróleos Mexicanos’ funds to members of the Petroleum Workers’ Union. In December 2009, the SFP announced it had fined Mr. Montemayor, former Director General of Petróleos Mexicanos, for Ps. 1,421.1 million. In April 2010, Mr. Montemayor filed an appeal against this penalty before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Court of Fiscal and Administrative Justice). On January 24, 2013, a judgment was issued confirming Mr. Montemayor’s liability but declaring the economic penalty null and void. As of the date of this report, a final resolution is still pending.

In July 2007, the SFP announced that it had fined, among others, Mr. Raúl Muñoz Leos, former Director General of Petróleos Mexicanos, for Ps. 862.2 million and banned him from holding public sector positions for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Petroleum Workers’ Union. On August 25, 2005, Petróleos Mexicanos and the Petroleum Workers’ Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties were appealed by the former officer. On August 4, 2010, the Federal Court of Fiscal and Administrative Justice issued a resolution confirming Mr. Muñoz Leos’ liability for executing this side agreement, but declared the economic penalty null and void. Mr. Muñoz Leos filed a motion to review this resolution and an amparo. On September 6, 2012, the SFP issued a new resolution against Mr. Muñoz Leos confirming the decision to ban him from holding public sector positions for ten years. Mr. Muñoz Leos filed a motion against this resolution before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice, which is still pending as of the date of this report.

In December 2007, the SFP announced that it had fined Mr. Jaime Mario Willars Andrade, former Director General of Pemex-Refining, and Mr. Luis Ricardo Bouchot Guerrero, former Head of the Legal Department of Pemex-Refining, each for Ps. 1,390.3 million for administrative negligence related to the early termination of a long-term supply and services contract for the construction of a MTBE plant, and that it had banned these officers from holding public sector positions in the future. In April 2009, these former officers appealed these penalties before the Federal Court of Fiscal and Administrative Justice. On September 27, 2011, the court issued a judgment that confirmed the administrative penalty banning these former officers from holding public sector positions in the future. In addition, the Court declared the economic penalty null and void, requesting the SFP to provide sufficient arguments to support it. The SFP then filed a motion to appeal this resolution. On September 13, 2012, a resolution was issued confirming the judgment previously issued on September 27, 2011.

In March and April 2010, the SFP filed 15 criminal complaints against officers and employees of Pemex-Refining, in connection with a pipeline rupture in Nanchital, Veracruz, the investigation of which is still pending. In addition, the SFP imposed administrative penalties against these officers and employees, as well as against contractors. The officers, employees and contractors filed appeals to the 25 administrative penalties, six of which have concluded with the following results: three penalties were confirmed, two penalties were declared null and void and one penalty was granted an amparo, which now requires a new resolution to be issued. As of the date of this report, final resolutions of the other 19 administrative penalties are still pending.

In May 2010, the SFP filed two criminal complaints, and initiated several administrative proceedings against María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption pursuant to which PMI lost revenues of approximately U.S. $13 million. The alleged acts involved the unauthorized sale of ultra low sulfur diesel for the economic benefit of foreign companies, including Blue Oil Trading Ltd. During November 2010, the administrative proceedings concluded, resulting in Ms. Miyazaki Hara being fined Ps. 164.2 million and receiving a 20 year ban from public sector employment. Ms. Miyazaki Hara filed a claim before the Federal Court of Fiscal and Administrative Justice seeking that this resolution be declared null and void. As of the date of this report, the trial is in the evidentiary stage. Once this stage concludes, the Superior Court of the Federal Court of Fiscal and Administrative Justice will review Ms. Miyazaki Hara’s claim. The investigation of the criminal complaints is still underway.

In December 2010, the SFP announced that it had fined 15 officers and employees of Pemex-Refining and banned them from holding public sector positions for ten years for their alleged involvement in an illegal bidding process for the leasing of four tankers. These officers and employees appealed these penalties. On appeal, six of the resolutions were declared null and void. The SFP filed motions to review against these six decisions, of which one was confirmed and five are still pending. In the remaining nine appeals, the penalties were declared valid, and the former officers filed amparos against these resolutions. Seven of these amparos are still pending and one amparo was granted and now requires a new resolution to be issued. In the remaining amparo, the validity of the resolution was confirmed, and the claim has therefore concluded.

On October 11, 2011, the SFP announced that it had fined three former officers of PMI an aggregate amount of Ps. 267.8 million and had dismissed and fined the Director General of PMI, Ms. María del Rocío Cárdenas Zubieta, for Ps. 238.9 million, for allegedly committing acts of corruption during the period from January 2008 to January 2009. The alleged acts involved the use of improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of PMI’s commercial counterparties and resulted in financial harm to PMI in the amount of U.S. $25.7 million. Ms. Cárdenas Zubieta and the implicated ex-officers of PMI were also barred from public sector employment for a period of 10 years and may face criminal charges. These former officers have appealed these penalties and, as of the date of this report, a final resolution is pending.

In July 2011, a criminal complaint was filed against Mario Blenda Ahumada, former Deputy Director of Trade and Refined Products of PMI, after a Ps. 11 million increase in his personal assets was detected. As of the date of this report, the investigation of the criminal complaint is still underway.

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

•

theft and illegal trade in fuels, which reduce our revenues by the amount that would have been generated from the sale of the stolen products, and reduce our net income, because the production cost of stolen product is included in our costs of sales.

In conjunction with the SHCP and the Ministry of Energy, we have implemented several actions to combat the illicit market in fuels, with the objective of eliminating the associated risks described above to personnel, facilities, the general population and the environment, as well as minimizing losses of our refined products, crude oil and condensates. We seek to prevent and deter theft in the workplace by analyzing information provided by certain measurement systems, field surveillance and control instruments. These include mobile laboratories, volumetric control at service stations, terminal operations measurement, satellite tracking, integrated control systems, closed circuit television and online measurement systems.

In particular, during 2012, we implemented the following strategic measures in order to decrease incidents of theft in our facilities:

•

Increased pipeline surveillance, as well as right-of-way and facilities inspection to an average of 28,000 kilometers per day by vehicles and 770 kilometers per day by foot, in coordination with the Secretaría de la Defensa Nacional (Ministry of National Defense), the Procuraduría General de la República (Federal Attorney General’s Office) and the Ministry of the Navy. These efforts led to the identification and sealing of 1,744 illegal pipeline taps.

•

Maintained programs that encourage anonymous citizens to report illicit market activities through toll-free numbers and a dedicated email address, as well as campaigns and public announcements in mass media outlets, including radio, newspapers, television and the internet, which help us identify and respond to incidents of illegal tapping.

•

As of the date of this report, our supervisory control and data acquisition (SCADA) measurement system has been integrated into seven of our pipelines. We estimate that by December 2014, the SCADA system will incorporate 47 additional systems.

During the first three months of 2013, we have implemented several strategic measures in order to decrease incidents of theft in our facilities, including the performance of a technical operational assessment in our facilities, in order to verify the proper application of our operating procedures regarding the measurement and distribution of our products and to detect those areas most vulnerable to illegal activities. In addition, in connection with the effort to combat the incidence of theft in the national pipeline system, we carried out, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Federal Attorney General’s Office, the identification and sealing of 730 illegal pipeline taps (666 in Pemex-Refining pipelines, 24 in Pemex-Exploration and Production pipelines and 40 in Pemex-Gas and Basic Petrochemicals pipelines) from January through March 2013. The states with the highest incidence of illegal taps in this period were: Tamaulipas with 125, Veracruz with 74, Sinaloa with 54, State of Mexico with 52 and Jalisco with 50. A corresponding criminal report was filed in each of these cases, which resulted in 48 individuals being charged with hydrocarbons theft and 180 individuals being charged with transporting stolen products.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim (4:10-cv-01997) before the United States District Court for the Southern District of Texas against BASF Corporation; Murphy Energy Corporation; Trammo Petroleum Inc.; Valley Fuels LTD; U.S. Petroleum Depot, Inc., as well as against several individuals, for the illegal acquisition, possession and sale of stolen petroleum products from Pemex-Exploration and Production facilities in the Burgos basin. On September 15, 2010, Pemex-Exploration and Production filed an amendment to this civil claim to include Continental Fuels Inc. and High Sierra Crude Oil Marketing, L.P. as defendants. On May 29, 2011, Pemex-Exploration and Production filed an additional civil claim (4:11-cv-02019) against Big Star Gathering LTD L.L.P.; F&M Transportation, Inc.; Joplin Energy, LLC, f/k/a Hutchison Hayes Energy, LLC; Plains All-American Pipeline, L.P.; SemCrude, L.P.; Saint James Oil, Inc.; Superior Crude Gathering Inc.; TransMontaigne Partners, L.P.; Western Refining Company, L.P.; and two individuals. On June 17, 2011, Pemex-Exploration and Production filed a claim against BASF FINA Petrochemicals. On October 4, 2011, these claims were joined into one claim.

The purpose of this and subsequent claims is to prevent the illegal purchase and resale of our products in the United States and to recover damages caused by such activities in an amount up to the value of the stolen natural gas condensate that it alleges was purchased and then resold by the defendants. Subsequently, Pemex-Exploration and Production identified other parties allegedly involved in the illegal purchase and resale of stolen petroleum products originating in Mexico. On January 27, 2012, Pemex-Exploration and Production filed an amendment to this civil claim to include new defendants, including ConocoPhillips, Sunoco Partners Marketing & Terminals L.P., Midstream Transport L.P., Marathon Petroleum Co. L.P., Shell Chemical Co. and Shell Trading US Co. It also sought to add new claims for breach of contract and breach of warranty of title. The United States District Court for the Southern District of Texas ruled on April 10, 2012 that only three of the new defendants could be added and that the new claims could not be added to this civil claim. Subsequently, Pemex-Exploration and Production designated its experts, who filed their testimony in support of the amount of damages sought in the civil claim. The defendants then filed several motions in response to the expert testimony, to which Pemex-Exploration and Production replied by filing additional documentation issued by PMI and Petróleos Mexicanos. On February 7, 2013, the evidentiary stage concluded. As of the date of this report, it is expected that the Court will issue a resolution in connection to this claim no later than early 2014.

As a result of the April 10, 2012 ruling discussed above, on April 12, 2012, Pemex-Exploration and Production filed a new civil claim before the United States District Court for the Southern District of Texas against STUSCO and Shell Chemical Co.; ConocoPhillips; Big Star Gathering LTD, L.L.P.; F&M Transportation, Inc.; Superior Crude Gathering Inc.; Murphy Energy Corporation; High Sierra Crude Oil & Marketing LLC; St. James Energy Operating Inc.; Plains Marketing L.P.; Sunoco Partners Marketing & Terminals L.P.; FR Midstream Transport L.P.; and Marathon Petroleum Co. L.P. This new claim alleges largely the same conversion-based claims asserted in the initial claim discussed above.

In the course of these proceedings, Pemex-Exploration and Production reached out-of-court settlements with several of the defendants, including Valero, Flint Hills Resources, Western Refining Company, L.P., High Sierra Crude Oil & Marketing and AGE Refining. As of the date of this report, Pemex-Exploration and Production has recovered U.S. $11,469,394.25 as a result of these settlements. The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Civil Actions

In the ordinary course of our business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. At December 31, 2012, we had accrued a reserve of Ps. 9.9 billion for our contingent liabilities in connection with these lawsuits. Our material legal proceedings are described in Note 21 to our audited financial statements included in this annual report, and that description is incorporated by reference under this Item.

Dividends

In March 1990, as a result of the implementation of the 1989-92 Financing Package for Mexico, our commercial bank creditors exchanged U.S. $7.58 billion of Petróleos Mexicanos’ external indebtedness for Brady Bonds issued by the Mexican Government. At the same time, Petróleos Mexicanos’ indebtedness to the Mexican Government was increased by the same amount; the new indebtedness was denominated in currencies other than pesos. In December 1990, the Mexican Government and Petróleos Mexicanos agreed to capitalize this indebtedness, converting it into Certificates of Contribution “A.” As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service on the capitalized debt. The Board of Directors of Petróleos Mexicanos approved the total dividend on the Certificates of Contribution “A” after the end of each fiscal year, although until January 2007 Petróleos Mexicanos paid an amount equal to the minimum guaranteed dividend to the Mexican Government in monthly advance payments during the year. During 2006 and 2007, Petróleos Mexicanos made advance payments to the Mexican Government in aggregate annual amounts of Ps. 269 million and Ps. 4,260 million, respectively, toward the minimum guaranteed dividends for those years. On January 2, 2007, Petróleos Mexicanos made its final advance payment of minimum guaranteed dividends. We do not have a dividend policy; the Mexican Government may require that we make dividend payments at any time. On August 20, 2008, the Board of Directors of Petróleos Mexicanos approved the payment of a Ps. 4,270 million dividend to the Mexican Government. No dividends were declared or paid in 2010, 2011 or 2012. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and Certificates of Contribution ‘A.’”

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

As of December 31, 2011 and 2012, we have entered into contracts with various contractors for approximate amounts of Ps. 350,248 million and Ps. 470,233 million, respectively. These contracts are for the development of investment projects. See Note 20 to our consolidated financial statements included herein.

On January 27, 2009, Petróleos Mexicanos entered into an indenture with Deutsche Bank Trust Company Americas, as Trustee. This agreement provides for the issuance by Petróleos Mexicanos from time to time of unsecured debt securities. On the same date, Petróleos Mexicanos entered into a distribution agreement with Calyon Securities (USA) Inc. (now known as Credit Agricole Securities (USA) Inc.), Citigroup Global Markets Inc., Citigroup Global Markets Limited, HSBC Securities (USA) Inc. and Santander Investment Securities Inc. pursuant to which Petróleos Mexicanos established a U.S. $7 billion medium-term note, Series C, program. Pursuant to the 1996 guaranty agreement referred to above, Petróleos Mexicanos’ obligations under all notes issued under this program are jointly and severally guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Petróleos Mexicanos issued approximately U.S. $6.1 billion of notes under this program in 2009. In January 2010, Petróleos Mexicanos increased the size of this program to U.S. $12 billion, and in December 2010, Petróleos Mexicanos increased the size of this program to U.S. $22 billion and appointed Credit Suisse Securities (USA) LLC as an agent under the 2009 distribution agreement referred to above. Petróleos Mexicanos issued approximately U.S. $5.1 billion of notes and bonds under this program in 2010. Petróleos Mexicanos issued U.S. $3.5 billion of notes and bonds under this program in 2011. In 2012, Petróleos Mexicanos issued U.S. $5.3 billion of notes and bonds under this program. In January 2013, Petróleos Mexicanos increased the size of this program to U.S. $32 billion.

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

Taxation

The 1997 Securities, the 1998 Securities, the 1999 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 Securities, the 2011 Securities and the 2012 Securities.

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

Pursuant to a registration statement on Form F-4 (File No. 333-175821), which was declared effective by the SEC on August 31, 2011, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $1,000,000,000 of 5.50% Notes due 2021 and up to U.S. $1,250,000,000 of 6.500% Bonds due 2041. We refer to the securities registered in 2011 as the 2011 Securities.

Pursuant to a registration statement on Form F-4 (File No. 333-182553), which was declared effective by the SEC on July 23, 2012, Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals registered pursuant to the Securities Act up to U.S. $2,100,000,000 of 4.875% Notes due 2022 and up to U.S. $1,750,000,000 of 5.500% Bonds due 2044. We refer to the securities registered in 2012 as the 2012 Securities, and together with the 1997 Securities, the 1998 Securities, the 2003 Securities, the 2004 Securities, the 2006 Securities, the 2008 Securities, the 2009 Securities, the 2010 and the 2011 Securities, as the Registered Securities.

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

Taxation of Interest. Under the Mexican Income Tax Law and rules issued by the SHCP applicable to PEMEX, payments of interest (which are deemed to include any amounts paid in excess of the original issue price of the relevant securities), made by a Mexican issuer (including Petróleos Mexicanos) in respect of notes or bonds and other debt securities to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, if the following requirements are met:

•	notice relating to the offering of such notes or bonds is given to the CNBV as required under the Securities Market Law and evidence of such notice is timely filed with the SHCP;

•	such notes or bonds are placed outside of Mexico through banks or brokerage houses in a country that is party to a treaty to avoid double taxation with Mexico; and

•	the issuer duly complies with the information requirements established in the general rules issued by the SHCP for such purposes.

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

Payments of interest made by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals in respect of the Registered Securities to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that:

•	such fund is duly organized pursuant to the laws of its country of origin and is the effective beneficiary of the interest payment;

•	the income from such interest payment is exempt from income tax in its country of residence; and

•	such fund is registered with the SHCP for that purpose.

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

•

pay Additional Amounts (as defined in the indenture dated as of December 30, 2004, as supplemented, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2006 Securities and the 2008 Securities in respect of the Mexican withholding taxes described above; and

•

pay Additional Amounts (as defined in the indenture dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank) to the holders of the 2009 Securities, the 2010 Securities, the 2011 Securities and the 2012 Securities in respect of the Mexican withholding taxes described above.

If Petróleos Mexicanos pays Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of Petróleos Mexicanos.

Holders or beneficial owners of the Registered Securities may be required to provide certain information or documentation necessary to enable Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals to apply the appropriate Mexican withholding tax rate applicable to holders or beneficial owners of the Registered Securities. In the event that the specified information or documentation concerning such holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals to pay Additional Amounts may be limited.

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

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are assumed to be known to investors. This summary generally does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, certain short-term holders of Registered Securities, traders in securities electing to mark-to-market, or persons that hedge their exposure in the Registered Securities or hold the Registered Securities as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “hedging” or “conversion” transaction or other integrated investment comprised of such securities and one or more other investments, nor does it address the tax treatment of holders that did not acquire the Registered Securities at their issue price as part of the initial distribution. Investors who purchased the Registered Securities at a price other than the issue price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules.

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

Risk Management and Financial Instruments

We face market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, Petróleos Mexicanos and the subsidiary entities have developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to the policies and guidelines, the risk management regulatory framework of Petróleos Mexicanos and the subsidiary entities is managed by the Financial Risk Committee. This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with our internal procedures.

Petróleos Mexicanos and the subsidiary entities reduce the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to their liabilities.

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as the use of derivatives for financial risk mitigation purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs. Notwithstanding their execution for hedging purposes, commodity DFIs were not recorded as hedges for accounting purposes. See Note 13 to our consolidated financial statements included herein.

Hydrocarbon Price Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, Pemex-Gas and Basic Petrochemicals’ domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism fixes the sale price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where we sell imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. During 2010 and 2011, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps.

We reexamine our price risk exposure periodically in order to determine the optimal strategy to be implemented for a specific period of time.

P.M.I. Trading, Ltd. periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gases derived from natural gas, thereby reducing the potential volatility of its income. P.M.I. Trading, Ltd. policies establish an upper limit for each portfolio’s capital at risk, which is compared on a daily basis against the portfolio’s value-at-risk in order to carry out risk mitigation mechanisms if necessary.

We did not hedge the price risk associated with any of our crude oil production for the years 2007 to 2012.

Exchange Rate and Interest Rate Risks

Exchange Rate Risk

A significant amount of our revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Our revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its by products are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos. Moreover, the hydrocarbon duties, most capital expenditures and investments and the cost of petroleum products and natural gas that we import for resale in Mexico or use in our facilities are denominated in U.S. dollars. By contrast, most of our operating expenses and a significant amount of capital expenditures and investments are payable in pesos and are not linked to the U.S. dollar.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases our income in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, because most of our investments and debt issuances are carried out in or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on our revenues is offset in whole or in part by its impact on our obligations.

Cross-Currency Swaps

Most of our debt is denominated in U.S. dollars or pesos. Although we attempt to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase our funding costs or expose us to foreign exchange risk. For non-U.S. dollar or peso issuances, since 1991, we have, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which we swap into pesos. As a result of this strategy, we hold a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars. In addition, the PMI Group occasionally uses foreign exchange DFIs to mitigate the risk associated with our non-U.S. dollar-denominated debt.

In 2011, we entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in UDIs for an aggregate notional amount equivalent to U.S. $230.6 million. During 2012, we entered into four cross-currency swaps to hedge currency risk arising from debt obligations denominated in Swiss francs and Australian dollars for an aggregate notional amount of U.S. $484.0 million.

In January 2013, we entered into one cross-currency swap to hedge currency risk arising from debt obligations denominated in UDIs, for a notional amount equivalent to U.S. $271.3 million.

Most of our cross-currency swaps are straightforward, with no unusual terms, except for two swaps entered into in 2002 and 2004 to hedge our exposure to Japanese yen and euros, with termination dates in 2023 and 2016, respectively. These swaps are referred to as “extinguishing swaps” and were obtained in order to be able to hedge long-term obligations. The main characteristic of extinguishing swaps is that the DFI terminates upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. These swaps have a notional amount of U.S. $241.4 million and U.S. $1,028.5 million, respectively.

We recorded a total net foreign exchange gain of Ps. 44,846 million in 2012, as compared to a total net foreign exchange loss of Ps. 60,143 million in 2011. Our foreign exchange gain in 2012 and our loss in 2011 were due to the effect of the significant appreciation of the peso on the value in pesos of our U.S. dollar-denominated debt and the depreciation of the peso, respectively. A significant portion of our indebtedness, 80.5% at December 31, 2012, is denominated in foreign currencies. The appreciation of the peso in 2012 therefore resulted in an increase in our net foreign exchange gain. The value of the peso in dollar terms appreciated by 7.5% in 2012, from Ps. 13.9904 = U.S. $1.00 on December 31, 2011 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012.

Interest Rate Risk

We are exposed to fluctuations in interest rates on short- and long-term floating rate instruments. We are predominantly exposed to U.S. dollar LIBOR interest rates and to the Mexican Interbank Interest Rate (TIIE). Through our issuances we have sought to achieve a desired mix of fixed and floating rate instruments in our debt portfolio. As of December 31, 2012, approximately 32.9% of our total net debt outstanding consisted of floating rate debt. On occasion, to follow the strategy of offsetting expected inflows and outflows, we have entered into interest rate swaps as described below.

Interest Rate Swaps

Under our interest rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on LIBOR, TIIE or a rate referenced to or calculated from the TIIE. As of December 31, 2012, we were a party to interest rate swap agreements denominated in pesos for a notional amount equivalent to U.S. $576.5 million, at a weighted average fixed interest rate of approximately 11.48% and a weighted average term of approximately 0.08 years. We were also a party to interest rate swaps denominated in U.S. dollars for a notional amount of U.S. $69.39 million, at an average fixed interest rate of approximately 4.48% and a weighted average term of approximately 4.48 years.

The cross-currency and interest rate swaps described above are entered into to hedge financial risk related to our operations, mainly liabilities. Notwithstanding their purpose, these transactions do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses arising from these DFIs are generally offset by profits or losses from the positions to which they relate.

The market value of our foreign exchange and interest rate derivatives position was Ps. 2,926.8 million as of December 31, 2011 and Ps. 2,863.8 million as of December 31, 2012.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of interest rates in connection to its financing operations.

Credit Risk

When the fair value of DFIs is favorable to us, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties’ creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio. Moreover, we have entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting our exposure with our counterparties to a specific threshold amount. The specified thresholds were reached in four cross-currency swaps in 2011 and seven cross-currency swaps in 2012; these swaps are used to hedge exposure to the euro and pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13,“Fair Value Measurement” (which we refer to as IFRS 13), the fair or mark-to-market value of DFIs must reflect the creditworthiness of the parties, such that the value of a DFI reflects the risk that either party will default on its obligation. Accordingly, and in accordance with the best practices of the market, we applied the credit value adjustment (CVA) method in determining the fair value of DFIs.

Instruments Entered into for Trading Purposes

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which Petróleos Mexicanos pays variable amounts and receives total return on the Repsol shares.

Between July and September 2011, we acquired 57,204,240 shares of Repsol through our affiliate P.M.I. Holdings, B.V. In order to protect that investment, P.M.I. Holdings, B.V. entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs offered to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to all DFIs. Because IFRS 13 does not allow derivative positions to serve as hedges for other derivatives, these operations are treated, for accounting purposes, as having been entered into for trading purposes.

The following tables set forth our portfolio of debt and DFIs as of December 31, 2012. It should be noted that:

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

•

DFIs’ fair values include CVA and are obtained from market quotes received from market sources such as Reuters and Bloomberg and, with regard to natural gas, forward curves are supplied by the Kiodex Risk Workbench platform;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency;

•	for all instruments, the tables show the contract terms in order to determine future cash flows categorized by expected maturity dates;

•	the information is presented in equivalents of the peso, which is our reporting currency; and

•	each instrument’s actual cash flows are denominated in U.S. dollars or other foreign currencies as indicated in parentheses.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2012(1)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2013	2014	2015	2016	2017	Thereafter
	(in thousands of nominal pesos)
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	18,065,918	10,739,796	29,100,931	6,657,348	5,916,768	289,010,070	359,490,832	409,508,428
Average Interest Rate (%)	—	—	—	—	—	—	5.5065%	—

Fixed rate (Japanese yen)	1,365,548	1,365,548	1,365,548	879,832	439,902	4,521,000	9,937,376	10,025,412
Average Interest Rate (%)	—	—	—	—	—	—	2.8298%	—

Fixed rate (British pounds)	8,456,040	—	—	—	—	7,341,929	15,797,969	18,975,682
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—

Fixed rate (pesos)	2,600,000	—	9,500,000	7,498,540	—	32,825,083	52,423,623	53,759,282
Average Interest Rate (%)	—	—	—	—	—	—	8.1325%	—

Fixed rate (UDIs)	—	—	—	—	—	25,769,564	25,769,564	21,955,725
Average Interest Rate (%)	—	—	—	—	—	—	6.8183%	—

Fixed rate (euros)	8,599,310	477	44	14,617,302	20,498,240	17,196,800	60,912,174	70,308,401
Average Interest Rate (%)	—	—	—	—	—	—	5.8315%	—

Fixed rate (Swiss francs)	—	7,122,574	—	—	—	4,264,960	11,387,534	11,792,235
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%	—

Fixed rate (Australian dollars)	—	—	—	—	2,015,893	—	2,015,893	2,195,044
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—

Total fixed rate debt	39,086,816	19,228,395	39,966,523	29,653,022	28,870,803	380,929,406	537,734,965	598,520,209

Variable rate (U.S. dollars)	47,754,190	18,915,934	12,810,116	37,632,511	11,376,909	16,463,678	144,953,337	142,226,642
Variable rate (Japanese yen)	—	3,157,165	—	—	—	9,644,800	12,801,965	11,718,065
Variable rate (euros)	4,581,525	4,581,525	—	—	—	—	9,163,050	9,852,056
Variable rate (pesos)	13,820,733	20,658,367	9,115,190	11,142,846	18,470,405	—	73,207,542	71,861,151

Total variable rate debt	66,156,448	47,312,992	21,925,306	48,775,357	29,847,314	26,108,478	240,125,894	235,657,914

Total debt	105,243,264	66,541,386	61,891,829	78,428,379	58,718,117	407,037,884	777,860,859	834,178,124

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using exchange rates at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00; Ps. 0.1507 = 1.00 Japanese yen; Ps. 21.1404 = 1.00 pound; Ps. 4.874624 = 1.00 UDI; Ps. 17.1968 = 1.00 euro; Ps. 14.2451 = 1.00 Swiss franc and Ps. 13.5045 = 1.00 Australian dollar.

Source: Petróleos Mexicanos.

Quantitative Disclosure of Market Risk (Interest Rate, Currency and Equity Risk) as of December 31, 2012(1)

Derivative financial instruments held or issued for purposes other than trading:(2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(3)
	2013	2014	2015	2016	2017	Thereafter
	(in thousands of nominal pesos, except as noted)
Hedging Instruments(2)(4)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	86,064	90,117	94,348	98,557	103,310	430,350	902,745	(81,142)
Average pay rate	4.53%	4.53%	4.52%	4.52%	4.51%	4.44%	n.a.	n.a.
Average receive rate	1.76%	1.86%	2.10%	2.56%	3.07%	3.95%	n.a.	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	7,500,000	—	—	—	—	—	7,500,000	(252,778)
Average pay rate	11.485%	—	—	—	—	—	n.a.	n.a.
Average receive rate	4.787%	—	—	—	—	—	n.a.	n.a.
Currency DFIs
Cross Currency Swaps
Receive euros/Pay U.S. dollars	8,443,555	—	—	13,380,888	22,350,116	16,226,808	60,401,367	52,516
Receive Japanese yen/Pay U.S. dollars	1,071,123	3,673,141	1,071,123	670,813	335,398	14,282,414	21,104,012	662,872
Receive pounds/Pay U.S. dollars	8,880,564	—	—	—	—	8,460,559	17,341,123	98,085
Receive UDI/Pay pesos	—	—	—	—	—	21,935,663	21,935,663	1,367,252
Receive Swiss francs/Pay U.S. dollars	—	6,225,657	—	—	—	4,274,575	10,500,232	803,148
Receive Australian dollars/Pay U.S. dollars	—	—	—	—	2,022,550	—	2,022,550	132,749
Exchange Rate Forward
Receive euros/Pay U.S. dollars	7,181,512	4,581,512	—	—	—	—	11,763,024	(41,795)

			(in thousands of shares)					(in thousands of nominal pesos)
Equity DFIs
Equity Options on Repsol shares	19,070	19,070	—	—	—	—	38,140	1,433,769

Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	58,680	—	—	—	—	—	58,680	(2,030,668)

Notes: Numbers may not total due to rounding.

n.a. = not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2012 of Ps. 13.0101 = U.S. $1.00 and Ps. 17.1968 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to PEMEX. These values include CVA.
(4)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

Source: Petróleos Mexicanos and P.M.I. Trading, Ltd.

Quantitative Disclosure of Market Risk (Natural Gas Derivatives) as of December 31, 2012(1)

Derivative financial instruments held for trading purposes:

	2013	2014	2015	2016	2017	Thereafter	Total Volume	Fair Value(2)
	(in MMBtu, except that average fixed and strike prices are in U.S. $ per MMBtu)							(in thousands of nominal pesos)
Derivatives entered into with Customers of Pemex-Gas and Basic Petrochemicals
Short
European Call Option	(3,147,314)	(1,671,714)	(317,400)	(178,800)	(8,000)	—	(5,323,228)	(13,732)
Average strike price	5.05	5.89	4.94	4.98	4.75	—	5.31	n.a.
Variable to Fixed Swap(3)	(7,169,361)	(279,150)	(145,200)	(114,000)	—	—	(7,707,711)	159,109
Average fixed price	5.06	5.02	4.78	4.51	—	—	5.04	n.a.
Long
European Call Option	66,672	—	—	—	—	—	66,672	(17.90)
Average strike price	8.00	—	—	—	—	—	8.00	n.a.

Derivatives entered into with Third Parties to Offset Transactions entered into with Customers
Short
European Call Option	(66,672)	—	—	—	—	—	(66,672)	(0.50)
Average strike price	8.00	—	—	—	—	—	8.00	n.a.
Long
European Call Option	3,148,304	1,671,714	317,400	178,800	8,000	—	5,324,218	13,997
Average strike price	5.04	5.89	4.94	4.98	4.75	—	5.30	n.a.
Variable to Fixed Swap(4)	7,167,360	279,150	145,200	114,000	—	—	7,705,710	(153,745)
Average fixed price	4.99	4.88	4.67	4.44	—	—	4.97	n.a.

Notes: Numbers may not total due to rounding.

n.a. = not applicable.
(1)	The information in this table has been calculated using the exchange rate at December 31, 2012 of Ps. 13.0101 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to PEMEX. These values include CVA.
(3)	Under short variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay a variable price and receive the fixed price specified in the contract.
(4)	Under long variable to fixed swaps entered into with customers of Pemex-Gas and Basic Petrochemicals, PEMEX will pay the fixed price specified in the contract and receive a variable price.

Source: Pemex-Gas and Basic Petrochemicals.

Quantitative Disclosure of Market Risk (Petroleum Products) as of December 31, 2012(1)

Derivative financial instruments held or issued for purposes other than trading:

	2013	2014	2015	2016	2017	Thereafter	Total Volume	Fair Value(2)
		(in thousands of barrels)						(in thousands of nominal pesos)
Hedging Instruments
Exchange-traded futures(3)	1,344	—	—	—	—	—	1,344	(61,350)
Exchange-traded swaps(4)	1,750	—	—	—	—	—	1,750	24,073

Note: Numbers may not total due to rounding.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2012 of Ps. 13.0101 = U.S. $1.00.
(2)	Positive numbers represent a favorable fair value to P.M.I. Trading, Ltd. These values include CVA.
(3)	Net position.
(4)	Over the Counter transactions registered in NYMEX Clearport are included in these figures.

Source: P.M.I. Trading, Ltd.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Director General and our chief financial officer concluded that our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Director General and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS in accordance with Item 18 of Form 20-F, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors of the relevant entity; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PEMEX’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework and the Control Objectives for Information and Related Technology (COBIT) created by the IT Governance Institute.

Management relied on Auditing Standards No. 2 and 5 of the PCAOB in order to create an appropriate framework to evaluate the effectiveness of the design and operation of PEMEX’s internal control over financial reporting.

Based on our assessment and those criteria, management concluded that PEMEX maintained effective internal control over financial reporting as of December 31, 2012.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In accordance with the Petróleos Mexicanos Law, the Audit and Performance Evaluation Committee of the Board of Directors of Petróleos Mexicanos, in its meeting held on September 6, 2011, appointed KPMG Cárdenas Dosal, S.C. as external auditor of the financial statements of Petróleos Mexicanos and of the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal years 2011 and 2012, prepared in accordance with Governmental Accounting Standards. The Audit and Performance Evaluation Committee of the Board of Directors of Petróleos Mexicanos also appointed KPMG Cárdenas Dosal, S.C. as external auditor, to audit the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for the fiscal years 2011 and 2012, prepared in accordance with Mexican IFRS and IFRS, respectively, as well as to perform other services associated with the auditing of such consolidated financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed and billable to us by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, during the fiscal years ended December 31, 2011 and 2012.

	Year ended December 31,
	2011		2012
	(in thousands of nominal pesos)
Audit fees	Ps.	47,045	Ps.	54,308
Audit-related fees		17,915		9,756
Tax fees		—		1,558
Other fees		631		3,452

Total fees	Ps.	65,591	Ps.	69,074

Audit fees in the above table are the aggregate fees billed and billable by KPMG Cárdenas Dosal, S.C. for services provided in connection with the audits of our annual financial statements in each year, statutory filings and statutory audits, as well as services provided in accordance with the instructions of the Audit and Performance Evaluation Committee of the Board of Directors of Petróleos Mexicanos. Audit-related fees in the above table are the aggregate fees billed by KPMG Cárdenas Dosal, S.C. for services provided in 2011 and 2012 in connection with regulatory filings, limited reviews of interim financial information, review of public filings of financial information and review of documents related to the offering of securities, as well as comfort and consent letters. Tax fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2012 for tax opinions and tax compliance services. Other fees in the above table are fees billed by KPMG Cárdenas Dosal, S.C. in 2011 and 2012 related to an agreed-upon procedures report in order to comply with a contract entered into by a subsidiary company.

Audit Committee Approval Policies and Procedures

In accordance with the Petróleos Mexicanos Law, the Audit and Performance Evaluation Committee of the Board of Directors of Petróleos Mexicanos appoints and evaluates the external auditor, as well as supervises the preparation of the external auditor’s report on our financial statements. See “Item 6—Directors, Senior Management and Employees—Audit and Performance Evaluation Committee.”

On December 8, 2009, the Audit and Performance Evaluation Committee of the Board of Directors of Petróleos Mexicanos issued criteria for the performance of services by the external auditor. In accordance with these criteria, the external auditor may audit the financial statements of Petróleos Mexicanos and its subsidiary entities and subsidiary companies for no more than four consecutive fiscal years as of the date these criteria were issued, except in special circumstances. An auditing firm that has performed such services may again be considered in the selection process for our external auditor after a period of at least two years since concluding such services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-109, incorporated herein by reference.

Item 19.	Exhibits. Documents filed as exhibits to this Form 20-F:

1.1	Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), effective November 29, 2008 (English translation) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

1.2	Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) effective September 5, 2009 (English translation) (previously filed as Exhibit 1.2 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

1.3	Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities), effective March 22, 2012 (English translation) (previously filed as Exhibit 1.3 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on April 30, 2012 and incorporated by reference herein).

2.1	Indenture, dated as of September 18, 1997, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

2.2	Indenture, dated as of August 7, 1998, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 4.1 to Petróleos Mexicanos’ Registration Statement on Form F-4 on August 11, 1998 and incorporated by reference herein).

2.3	Indenture, dated as of July 31, 2000, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 28, 2001 and incorporated by reference herein).

2.4	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of July 31, 2000 (previously filed as Exhibit 2.4 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.5	Indenture, dated as of December 30, 2004, among the Master Trust, Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.7 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 (File No. 0-99) and incorporated by reference herein).

2.6	First supplemental indenture dated as of September 30, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas, to the indenture dated as of December 30, 2004 (previously filed as Exhibit 2.6 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 29, 2010 and incorporated by reference herein).

2.7	Indenture, dated as of January 27, 2009, between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (previously filed as Exhibit 2.5 to Petróleos Mexicanos’ Annual Report on Form 20-F (File No. 0-99) on June 30, 2009 and incorporated by reference herein).

2.8	Fiscal Agency Agreement between Petróleos Mexicanos and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), dated as of June 16, 1993, and amended and restated as of February 26, 1998 (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 29, 2000 and incorporated by reference herein).

2.9	Trust Agreement, dated as of November 10, 1998, among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.1 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.10	Amendment No. 1, dated as of November 17, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.10 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.11	Amendment No. 2, dated as of December 22, 2004, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 2.11 to Petróleos Mexicanos’ Annual Report on Form 20-F on June 30, 2005 and incorporated by reference herein).

2.12	Amendment No. 3, dated as of August 17, 2006, to the Trust Agreement among The Bank of New York, The Bank of New York (Delaware) and Petróleos Mexicanos (previously filed as Exhibit 3.4 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.13	Assignment and Indemnity Agreement, dated as of November 10, 1998, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 3.2 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

2.14	Amendment No. 1, dated as of August 17, 2006, to the Assignment and Indemnity Agreement among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and the Master Trust (previously filed as Exhibit 4.7 to the Petróleos Mexicanos Registration Statement on Form F-4/A (File No. 333-136674) on October 27, 2006 and incorporated by reference herein).

2.15	Guaranty Agreement, dated July 29, 1996, among Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (previously filed as Exhibit 4.4 to Petróleos Mexicanos’ Registration Statement on Form F-4 (File No. 333-7796) on October 17, 1997 and incorporated by reference herein).

The registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

4.1	Receivables Purchase Agreement, dated as of December 1, 1998, by and among Pemex Finance, Ltd., P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Services, B.V. and Pemex-Exploración y Producción. (previously filed as Exhibit 3.3 to Petróleos Mexicanos’ annual report on Form 20-F (File No. 0-99) on June 30, 1999 and incorporated by reference herein).

7.1	Computation of Ratio of Earnings to Fixed Charges.

8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Consolidated Structure of PEMEX” on page 4.

10.1	Consent letter of Ryder Scott Company, L.P.

10.2	Report on Reserves Data by Ryder Scott Company, L.P., Independent Qualified Reserves Evaluator or Auditor, as of December 31, 2012.

10.3	Consent letters of Netherland, Sewell International, S. de R.L. de C.V.

10.4	Reports on Reserves Data by Netherland, Sewell International, S. de R.L. de C.V., Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2013.

10.5	Consent letter of DeGolyer and MacNaughton.

10.6	Report on Reserves Data by DeGolyer and MacNaughton, Independent Qualified Reserves Evaluator or Auditor, as of January 1, 2013.

12.1	CEO Certification pursuant to Rule 13a-14(a)/15d-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a)/15d-14(a).

13.1	Certification pursuant to Rule 13a-14(b)/15d-14(b) and 18 U.S.C. § 1350.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETRÓLEOS MEXICANOS

By:	/S/ MARIO ALBERTO BEAUREGARD ÁLVAREZ
	Name:	Mario Alberto Beauregard Álvarez
	Title:	Chief Financial Officer

Date: April 30, 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Comptroller’s Office

and the Board of Directors of

Petróleos Mexicanos:

We have audited the accompanying consolidated statements of financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2012 and 2011 and January 1, 2011, and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for the years ended December 31, 2012 and 2011. These consolidated financial statements are the responsibility of PEMEX’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2012 and 2011 and January 1, 2011, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Cárdenas Dosal, S.C.

/s/ JOSÉ GILBERTO ALFARO SERVÍN

José Gilberto Alfaro Servín

Mexico City, Mexico

April 30, 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	December 31, 2012		December 31, 2012		December 31, 2011		January 1, 2011
	(Unaudited; U.S. dollars)
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	U.S. $	9,164,794	Ps.	119,234,891	Ps.	114,976,547	Ps.	131,196,355
Accounts, notes receivable and other—Net (Note 6)		10,223,558		133,009,511		155,607,486		120,887,383
Inventories—Net (Note 7)		4,369,495		56,847,570		45,018,152		39,267,871
Derivative financial instruments (Note 13(b))		695,626		9,050,153		14,917,683		19,557,822

Total current assets		24,453,473		318,142,125		330,519,868		310,909,431
Non-current assets:
Available-for-sale financial assets (Note 8)		1,212,232		15,771,259		24,655,980		—
Permanent investments in shares of non-consolidated companies, associates and others (Note 9)		1,326,016		17,251,595		15,669,603		13,555,269
Wells, pipelines, properties, plant and equipment—Net (Note 10)		127,495,875		1,658,734,085		1,592,424,763		1,539,601,187
Deferred taxes (Note 16(k)(m))		148,807		1,935,997		1,420,062		1,768,906
Other assets—Net (Note 11)		949,096		12,347,835		16,683,599		14,900,709

Total non-current assets	U.S. $	131,132,026	Ps.	1,706,040,771	Ps.	1,650,854,007	Ps.	1,569,826,071

Total assets	U.S. $	155,585,499	Ps.	2,024,182,896	Ps.	1,981,373,875	Ps.	1,880,735,502

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 12)	U.S. $	8,780,947	Ps.	114,241,005	Ps.	110,497,449	Ps.	89,554,617
Suppliers		4,728,131		61,513,451		53,313,171		43,474,439
Accounts and accrued expenses payable		716,024		9,315,539		13,163,140		11,723,183
Derivative financial instruments (Note 13(b))		519,044		6,752,811		10,700,948		11,960,897
Taxes and duties payable		3,380,515		43,980,843		65,770,459		52,565,900

Total current liabilities		18,124,661		235,803,649		253,445,167		209,279,036
Long-term liabilities:
Long-term debt (Note 12)		51,699,648		672,617,595		672,657,167		574,790,467
Employee benefits (Note 14)		99,041,572		1,288,540,759		862,078,633		796,235,716
Provisions for sundry creditors (Note 15)		4,904,097		63,802,794		56,456,618		51,427,358
Other liabilities		487,777		6,346,034		5,077,709		2,702,602
Deferred taxes (Note 16(k)(m))		2,162,776		28,137,915		28,481,934		29,736,660

Total long-term liabilities	U.S. $	158,295,870	Ps.	2,059,445,097	Ps.	1,624,752,061	Ps.	1,454,892,803

Total liabilities	U.S. $	176,420,531	Ps.	2,295,248,746	Ps.	1,878,197,228	Ps.	1,664,171,839

EQUITY (Deficit) (Note 17):
Controlling interest:
Certificates of Contribution “A”		3,812,794		49,604,835		49,604,835		49,604,835
Mexican Government contributions to Petróleos Mexicanos		13,737,834		178,730,591		178,730,591		178,730,591
Legal reserve		75,154		977,760		977,760		977,760
Accumulated other comprehensive result		(29,464,614)		(383,337,573)		(6,562,223)		—
Accumulated losses:
(Deficit) from prior years		(9,267,641)		(120,572,948)		(13,840,858)		(13,840,858)
Net profit (loss) for the year		217,756		2,833,032		(106,732,090)		—

Total controlling interest	U.S. $	(20,888,717)	Ps.	(271,764,303)	Ps.	102,178,015	Ps.	215,472,328
Non-controlling interest		53,685		698,453		998,632		1,091,335

Total equity	U.S. $	(20,835,032)	Ps.	(271,065,850)	Ps.	103,176,647	Ps.	216,563,663

Total liabilities and equity	U.S. $	155,585,499	Ps.	2,024,182,896	Ps.	1,981,373,875	Ps.	1,880,735,502

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	2012		2012		2011
	(Unaudited; U.S. dollars)
Net sales:
Domestic	U.S. $	66,643,354	Ps.	867,036,701	Ps.	779,197,974
Export		59,392,246		772,699,053		772,965,362
Services income		551,593		7,176,286		6,290,781

		126,587,193		1,646,912,040		1,558,454,117
Cost of sales		63,988,023		832,490,574		778,776,371

Gross income		62,599,170		814,421,466		779,677,746
Other revenues—Net (Note 16(j))		16,065,900		209,018,963		189,119,861
General expenses:
Transportation and distribution expenses		2,189,705		28,488,283		26,709,677
Administrative expenses		6,887,945		89,612,849		80,776,819

Operating income		69,587,420		905,339,297		861,311,111

Finance cost—Net (Note 18)		(3,822,907)		(49,736,400)		(32,651,973)
Exchange gain (loss)—Net		3,446,988		44,845,661		(60,143,252)

		(375,919)		(4,890,739)		(92,795,225)
Profit (loss) sharing in non-consolidated companies, associates and others (Note 9)		368,760		4,797,607		(810,753)

Income before taxes, duties and other		69,580,261		905,246,165		767,705,133
Hydrocarbon extraction duties and others (Note 16)		69,053,862		898,397,659		871,686,746
Hydrocarbon income tax (Note 16(k))		183,928		2,392,919		(677,390)
Income tax (Note 16(m))		142,590		1,855,109		3,638,034

		69,380,380		902,645,687		874,647,390

Net income (loss) for the year	U.S. $	199,881	Ps.	2,600,478	Ps.	(106,942,257)

Other comprehensive results:
Available-for-sale financial assets	U.S. $	(778,309)	Ps.	(10,125,874)	Ps.	3,872,160
Actuarial losses for employee benefits effect		(28,045,815)		(364,878,859)		(14,890,060)
Currency translation effect		(141,293)		(1,838,242)		4,573,141

Total other comprehensive results—Net		(28,965,417)		(376,842,975)		(6,444,759)

Comprehensive result for the year	U.S. $	(28,765,536)	Ps.	(374,242,497)	Ps.	(113,387,016)

Net income (loss) for the year attributable to:
Controlling interest	U.S. $	217,756	Ps.	2,833,032	Ps.	(106,732,090)
Non-controlling interest		(17,875)		(232,554)		(210,167)

Net income (loss) for the year	U.S. $	199,881	Ps.	2,600,478	Ps.	(106,942,257)

Other comprehensive results attributable to:
Controlling interest	U.S. $	(26,960,219)	Ps.	(376,775,350)	Ps.	(6,562,223)
Non-controlling interest		(5,198)		(67,625)		117,464

Total other comprehensive results for the year —Net	U.S. $	(28,965,417)	Ps.	(376,842,975)	Ps.	(6,444,759)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

							Accumulated other comprehensive result
													Accumulated losses
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Available-for-sale financial assets		Currency translation effect		Actuarial losses for employee benefits effect
													For the year		From prior years		Total controlling interest		Non-controlling interest		Total equity (Deficit)
Balances as of January 1, 2011 (Note 17)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(13,840,858)	Ps.	215,472,328	Ps.	1,091,335	Ps.	216,563,663
Comprehensive result for the year		—		—		—		3,872,160		4,455,677		(14,890,060)		(106,732,090)		—		(113,294,313)		(92,703)		(113,387,016)

Balances as of December 31, 2011 (Note 17)		49,604,835		178,730,591		977,760		3,872,160		4,455,677		(14,890,060)		(106,732,090)		(13,840,858)		102,178,015		998,632		103,176,647
Transfer to prior years’ accumulated losses approved by the Board of Directors		—		—		—		—		—		—		106,732,090		(106,732,090)		—		—		—
Comprehensive result for the year		—		—		—		(10,125,874)		(1,770,617)		(364,878,859)		2,833,032		—		(373,942,318)		(300,179)		(374,242,497)

Balances as of December 31, 2012 (Note 17)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(6,253,714)	Ps.	2,685,060	Ps.	(379,768,919)	Ps.	2,833,032	Ps.	(120,572,948)	Ps.	(271,764,303)	Ps.	698,453	Ps.	(271,065,850)

Balance as of December 31, 2012 (Unaudited U.S. dollars)	U.S. $	3,812,794	U.S. $	13,737,834	U.S. $	75,154	U.S. $	(480,681)	U.S. $	206,383	U.S. $	(29,190,315)	U.S. $	217,756	U.S. $	(9,267,642)	U.S. $	(20,888,717)	U.S. $	53,685	U.S. $	(20,835,032)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	2012		2012		2011
	(Unaudited; U.S. dollars)
Operating activities:
Net income (loss) for the year	U.S. $	199,881	Ps.	2,600,478	Ps.	(106,942,257)
Depreciation and amortization		10,802,201		140,537,720		127,380,409
Impairment of properties, pipelines, plant and equipment		—		—		(6,855,535)
Unsuccessful wells		1,063,974		13,842,410		12,021,450
Disposal of properties, plant and equipment		56,381		733,519		4,685,135
Profit (loss) sharing in non-consolidated companies, associates and others		(368,760)		(4,797,607)		810,753
Dividends		(52,706)		(685,704)		(599,907)
Effects of net present value of reserve for well abandonment		273,090		3,552,924		6,598,215
Provisions		303,000		3,942,059		2,944,707
Amortization expenses related to debt issuance		119,943		1,560,476		762,387
Unrealized foreign exchange gain (loss)		(3,117,716)		(40,561,808)		69,417,356
Interest expense		3,515,622		45,738,593		34,830,543

		12,794,910		166,463,060		145,053,256

Funds provided by (used in) operating activities:
Derivative financial instruments		147,531		1,919,393		3,380,190
Accounts and notes receivable		1,736,957		22,597,978		(34,720,103)
Inventories		(909,249)		(11,829,418)		(5,750,281)
Other assets		(590,203)		(7,678,603)		(9,669,152)
Accounts payable and accrued expenses		(295,740)		(3,847,601)		1,439,957
Taxes paid		(1,674,823)		(21,789,616)		13,204,559
Suppliers		630,301		8,200,280		9,838,732
Provisions for sundry creditors		(207,283)		(2,696,770)		(5,927,517)
Employee benefits		4,733,497		61,583,267		50,952,857
Other liabilities		97,488		1,268,325		2,375,107
Deferred taxes		(66,099)		(859,954)		(905,882)

Net cash flows from operating activities		16,397,287		213,330,341		169,271,723

Investing activities:

Acquisition of property, pipelines, plant and equipment		(15,181,205)		(197,508,998)		(167,013,568)
Exploration costs		(140,510)		(1,828,043)		(4,135,188)
Available-for-sale financial assets		—		—		(20,783,820)

Net cash flows from investing activities		(15,321,715)		(199,337,041)		(191,932,576)

Financing activities:
Loans obtained from financial institutions		29,046,368		377,896,149		189,693,019
Debt payments, principal only		(26,276,813)		(341,863,963)		(152,118,845)
Interest paid		(3,580,992)		(46,589,066)		(33,381,090)

Net cash flows from financing activities		(811,437)		(10,556,880)		4,193,084

Net increase (decrease) in cash and cash equivalents		264,135		3,436,420		(18,467,769)
Effects of change in cash value		63,175		821,924		2,247,961
Cash and cash equivalents at the beginning of the year		8,837,484		114,976,547		131,196,355

Cash and cash equivalents at the end of the year	U.S. $	9,164,794	Ps.	119,234,891	Ps.	114,976,547

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The following items represent non-cash transactions and are presented for disclosure purposes:

		2012	2012		2011
		(Unaudited; U.S. dollars)
Available for-sale-financial assets	U.S. $	(778,309)	Ps.	(10,125,874)	Ps.	3,872,160
Employee benefits equity effect		(28,045,815)		(364,878,859)		(14,890,060)
Net cost of the year for employee benefits		(7,425,180)		96,602,337		84,095,152
Financed Public Works Contracts		578,289		7,523,603		9,606,162
Currency translation effect		206,383		2,685,060		4,455,677
Accrued interest		29,959		389,773		1,218,222

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

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

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the Mexican Government will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the “Subsidiary Entities Decree”), which was published in the Official Gazette of the Federation and became effective as of the following day.

Under the Subsidiary Entities Decree:

•

Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities;

•	the Subsidiary Entities continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

•

the organization continues to allocate the duties to each Subsidiary Entity in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

•

the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities, and such products will continue to be manufactured by Pemex-Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

•

the activities, operations or services required by the Subsidiary Entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities may enter into alliances or partnerships with third parties.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

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

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the “Board”) approved the Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012 and March 27, 2013. On March 28, 2013, the Organic Statutes of each Subsidiary Entity was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the Subsidiary Entities, and also delineate the duties and internal regulations of their respective Boards of Directors.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

The “Subsidiary Companies” are defined as those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and/or effective control (see Note 3(a)).

“Non-consolidated companies and associates”, as used herein, means (i) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (ii) those companies in which Petróleos Mexicanos has 50% or less ownership investment or does not have effective control (see Note 3(a)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329

Col. Petróleos Mexicanos

Delegación Miguel Hidalgo

México, D.F. 11311

México

NOTE 2—BASIS OF PREPARATION:

(a)	Statement of compliance

In January 2009, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or “CNBV”) amended its regulations in order to require Mexican issuers that disclose information through the Bolsa Mexicana de Valores (Mexican Stock Exchange), to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) beginning in 2012. In response to these requirements, PEMEX prepared its consolidated financial statements as of December 31, 2012 and 2011 and as of January 1, 2011, and for the years ended December 31, 2012 and 2011, in accordance with IFRS.

PEMEX issued its last consolidated financial statements under Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or “Mexican FRS”) as of and for the years ended December 31, 2011 and 2010, on March 16, 2012. These were used to comply with its financial information obligations from December 31, 2011 until the issuance of these IFRS consolidated financial statements.

PEMEX determined its opening balance sheet under IFRS as of January 1, 2011, following the guidance set forth by IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). The optional exceptions chosen by PEMEX in the adoption of IFRS and the effects on its opening balance sheet as of January 1, 2011, according to IFRS 1, as well as the effects on PEMEX’s statement of financial position as of December 31, 2011 and as of January 1, 2011, and its statements of comprehensive income, statements of changes in equity (deficit) and statements of cash flows for the years ended December 31, 2011, as compared to PEMEX’s previously reported amounts under Mexican FRS, are described in Note 23.

On April 30, 2013, these consolidated financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto were approved by the Board on April 29, 2013 pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

(b)	Basis of measurement

These audited consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

basis. The principal items measured at fair value are derivative financial instruments and certain assets at the transition date. The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated. These consolidated financial statements are presented in Mexican pesos due to the following:

(i)	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii)	PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX’s budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii)	benefits to employees are approximately 56% of PEMEX’s total liabilities. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv)	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México (the Mexican central bank), requires that Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

(d)	Use of estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income and expenses during the year.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Note 3(c) Financial instruments

•	Note 3(g) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting

•	Note 3(i) Impairment of non-financial assets

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Taxes and Federal Duties; Deferred Taxes

•	Note 3(o) Contingencies

•	Note 23 Transition to IFRS

Actual results could differ from those estimates and assumptions.

(e)	Terms definition

References in these consolidated financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

(f)	Convenience translations

These consolidated financial statements are presented in Mexican pesos (reporting currency), which is the same as the recording currency and the functional currency of PEMEX. The U.S. dollar amounts shown in the consolidated statement of financial position, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows have been included solely for the convenience of the reader and are unaudited. Such amounts have been translated from amounts in pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) at December 31, 2012 of Ps. 13.0101 per U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements:

(a)	Consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by PEMEX. According to IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”), control exists when PEMEX has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)(ii); P.M.I. Trading, Ltd. (“PMI Trading”)(ii); P.M.I. Holdings North America, Inc. (“PMI HNA”)(ii); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(ii); P.M.I. Holdings, B.V. (“PMI HBV”)(ii); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(ii); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”)(ii); P.M.I. Services, B.V. (“PMI SHO”)(ii); Pemex Internacional España, S.A. (“PMI SES”)(ii); Pemex Services Europe, Ltd. (“PMI SUK”)(ii); P.M.I. Services North America, Inc. (“PMI SUS”)(ii); Mex Gas International, Ltd. (“MGAS”); Pemex Finance, Ltd. (“FIN”); the Master Trust (“Master Trust”); and Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”)(i).

(i)	The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement for the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in the consolidated financial statements of PEMEX as of December 31, 2012 and 2011.
(ii)	Member company of the “PMI Group”.

The financial information of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX’s financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. Pursuant to IAS 28, “Investments in Associates and Joint Ventures”, it is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The audited consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements pursuant to IAS 27, “Consolidated and Separated Financial Statements” (“IAS 27”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Other investments

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of changes in equity (deficit) as “non-controlling interests”, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the consolidated statement of comprehensive income.

(b)	Foreign currency

Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Translation of foreign currency

A foreign currency transaction shall be translated into a different reporting currency using the following procedures: (i) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (ii) equity items, income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the date of the transaction; and (iii) all resulting exchange differences shall be recognized in other comprehensive result.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive result, any exchange component of that gain or loss is recognized in other comprehensive result. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

(c)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) loans and receivables held to maturity; or (v) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

PEMEX’s financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in profit or loss as incurred.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the Effective Interest Rate method (“EIR method”), less any impairment losses.

Any sale or reclassification of a significant amount of held-to-maturity investments with long maturities would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current financial year.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as impairment losses and foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of finance cost—net in the statement of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Derivative financial instruments

Derivative financial instruments (“DFIs”) presented in the statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, its procurement contracts, construction contracts and other commitments. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(d)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(e)	Accounts, notes receivable and other

Accounts receivable are recognized at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(f)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. The cost of certain pipelines, properties, plant and equipment at January 1, 2011, the transition date to IFRS, was determined by reference to its fair value at that date, in accordance with IFRS 1 (see Note 23).

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” (“IFRS 6”), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Items of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”).

The cost of finance projects that require large investments or financing incurred for specific projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the statement of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plant and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

The value of finance leases is included in the line item of wells, pipelines, properties, plant and equipment.

Properties, plant and equipment are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of properties, plant and equipment are also recognized in the line item as wells, pipelines, properties, plants and equipment.

The costs of minor maintenance and repairs of a component of an item of properties, plant and equipment are recognized in the statement of comprehensive income as they are incurred.

The estimated useful lives and annual rates of depreciation of significant items of wells, pipelines, properties, plant and equipment are as follows:

Asset	Useful live	Rate %
Buildings	35	3
Pipelines	35	3
Offshore transportation equipment	25	4
Offshore Platforms	25	4
Plants	25	4
Drilling equipment	20	5
Furniture and equipment	10	10
Machinery	10	10
Tools	10	10
Devices and instruments	10	10
Telecommunications equipment	10	10
Land transportation equipment	5	20
Medical instruments and equipment	4	25
Computers equipment	4	25
Environmental control equipment	4	25

(h)	Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(i)	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the amount of the previously recognized impairment loss.

(j)	Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain, whichever is lower (see Note 11).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(k)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The finance costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above (see Notes 12 and 20).

(l)	Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m)	Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX’s net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Any actuarial gains and losses are recognized in profit or loss for the period.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

•	Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”)

•	Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund)

•	Derecho extraordinario sobre la exportación de petróleo crudo (Extraordinary Duty on Crude Oil Exports)

•	Derecho para la investigación científica y tecnológica en materia de energía (Duty for Scientific and Technological Research on Energy)

•	Derecho para la fiscalización petrolera (Duty for Oil Monitoring)

•	Derecho sobre la extracción de hidrocarburos (Extraction of Hydrocarbons Duty)

•	Derecho especial sobre hidrocarburos (Special Hydrocarbons Duty)

•	Derecho adicional sobre hidrocarburos (Additional Duty on Hydrocarbons)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

•	Derecho para regular y supervisar la exploración y explotación de hidrocarburos (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or “Hydrocarbons Exploration Tax”)

•	Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”)

Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements.

(o)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p)	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point and PEMEX records sales revenue upon delivery. PEMEX recognizes revenues for services at the time that the related services are rendered.

(q)	Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX’s consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX’s administrative personnel, such as depreciation, personnel-related expenses and operating expenses associated with these activities.

Other revenues, net

Other revenues consists primarily of income received due to the “negative” IEPS Tax rate (see Note 16(j)).

Finance cost, net

Finance cost is comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the financing cost that is capitalized.

(r)	Operating segments

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

(s)	New accounting principles

The new IFRS and the interpretations and revisions mentioned below will apply to annual periods beginning on or after January 1, 2013. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements. There are no additional standards, amendments or interpretations that, even though not yet effective, could have a material impact on PEMEX.

IFRS 10, Consolidated Financial Statements

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27 and SIC-12, “Consolidation—Special Purpose Entities”.

IAS 27 (Revised), Separate Financial Statements (“IAS 27 Revised”)

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (non-consolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised.

IFRS 11, Joint Arrangements (“IFRS 11”)

IFRS 11, which supersedes IAS 31, “Joint Ventures”, outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities.

IFRS 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•

Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through the PMI CIM to approximately 24 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining and PMI Trading.

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

•

The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2012:
Sales
Trade	Ps.	—	Ps.	720,874,065	Ps.	118,402,283	Ps.	27,760,353	Ps.	772,699,053	Ps.	—	Ps.	—	Ps.	1,639,735,754
Intersegment		1,333,286,214		61,480,371		66,226,902		7,650,488		448,731,943		55,352,873		(1,972,728,791)		—
Services income		—		4,361,364		1,088,258		—		727,371		2,191,282		(1,191,989)		7,176,286
Cost of sales		(302,840,887)		(1,025,958,672)		(175,765,662)		(31,826,657)		(1,211,608,953)		(2,900,312)		1,918,410,569		(832,490,574)

Gross income (loss)		1,030,445,327		(239,242,872)		9,951,781		3,584,184		10,549,414		54,643,843		(55,510,211)		814,421,466
Other revenues		448,248		211,227,180		(1,008,016)		(814,161)		(138,712)		(326,438)		(369,138)		209,018,963
General expenses		(40,979,675)		(57,913,305)		(13,139,373)		(13,224,389)		(1,655,763)		(47,375,806)		56,187,179		(118,101,132)

Operating income (loss)		989,913,900		(85,928,997)		(4,195,608)		(10,454,366)		8,754,939		6,941,599		307,830		905,339,297
Finance cost—Net		(33,242,462)		(19,589,916)		3,078,668		(800,049)		(1,235,402)		2,355,619		(302,858)		(49,736,400)
Exchange gain		35,186,096		3,421,271		368,507		840		16,773		5,852,174		—		44,845,661
Profit (loss) sharing in non-consolidated companies, associates and others		189,227		—		2,140,344		—		1,389,441		(7,118,378)		8,196,973		4,797,607
Taxes and duties		(898,064,551)		—		221,123		(16,774)		(1,817,453)		(2,968,032)		—		(902,645,687)

Net income (loss)		93,982,210		(102,097,642)		1,613,034		(11,270,349)		7,108,298		5,062,982		8,201,945		2,600,478
Total current assets		558,119,361		284,541,363		98,911,204		78,807,571		113,000,751		486,513,401		(1,301,751,526)		318,142,125
Permanent investments in shares of non-consolidated companies, associates and others		982,320		409,266		3,751,219		—		7,527,734		382,969,842		(378,388,786)		17,251,595
Wells, pipelines, properties, plant and equipment		1,268,551,020		234,415,129		104,165,805		40,945,932		225,166		10,431,033		—		1,658,734,085
Total assets		1,836,007,172		520,567,164		207,224,542		120,216,927		127,859,809		1,549,109,628		(2,336,802,346)		2,024,182,896
Total current liabilities		167,466,913		330,225,909		23,617,986		6,478,390		87,534,727		913,204,611		(1,292,724,887)		235,803,649
Long-term debt		633,350,725		24,050,812		1,119,845		185,303		2,351,037		661,796,313		(650,236,440)		672,617,595
Employee benefits		412,306,417		429,583,865		96,139,228		127,012,099		1,347,909		222,151,241		—		1,288,540,759
Total liabilities		1,276,781,279		794,166,012		145,426,752		133,924,623		94,597,039		1,808,776,162		(1,958,423,121)		2,295,248,746
Total Equity (Deficit)		559,225,893		(273,598,848)		61,797,790		(13,707,696)		33,262,770		(259,666,534)		(378,379,225)		(271,065,850)
Depreciation and amortization		(118,246,402)		(11,071,793)		(7,769,141)		(2,725,017)		(7,983)		(717,384)		—		(140,537,720)
Net cost for the period of employee benefits		(31,045,021)		(31,221,665)		(7,331,348)		(9,121,565)		(101,143)		(17,781,595)		—		(96,602,337)
Acquisition of fixed assets		168,534,984		26,605,301		2,831,398		8,794,184		—		812,399		—		207,578,266

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Year ended December 31, 2011:
Sales
Trade	Ps.	—	Ps.	621,678,105	Ps.	128,665,354	Ps.	28,854,514	Ps.	772,965,363	Ps.	—	Ps.	—	Ps.	1,552,163,336
Intersegment		1,270,839,927		75,154,806		77,479,563		14,583,501		424,018,097		45,389,776		(1,907,465,670)		—
Services income		—		3,619,441		1,107,783		—		942,302		2,054,886		(1,433,631)		6,290,781
Cost of sales		(275,325,700)		(931,101,803)		(202,116,728)		(43,882,724)		(1,187,096,578)		(2,668,178)		1,863,415,340		(778,776,371)

Gross income (loss)		995,514,227		(230,649,451)		5,135,972		(444,709)		10,829,184		44,776,484		(45,483,961)		779,677,746
Other revenues		11,274,243		173,375,469		214,394		6,592,870		462,158		(2,277,129)		(522,144)		189,119,861
General expenses		(34,327,210)		(51,750,765)		(12,278,139)		(11,637,330)		(1,450,920)		(42,198,918)		46,156,786		(107,486,496)

Operating income (loss)		972,461,260		(109,024,747)		(6,927,773)		(5,489,169)		9,840,422		300,437		150,681		861,311,111
Finance cost—Net		(24,067,286)		(16,240,751)		3,326,395		(740,005)		(2,448,749)		7,660,467		(142,044)		(32,651,973)
Exchange loss		(48,149,666)		(6,607,465)		(261,715)		(15,805)		(27,522)		(5,081,079)		—		(60,143,252)
Profit (loss) sharing in non-consolidated companies, associates and others		39,873		—		(341,562)		—		(84,873)		(110,195,198)		109,771,007		(810,753)
Taxes and duties		(871,471,372)		—		857,340		(10,532)		(3,458,054)		(564,772)		—		(874,647,390)

Net income (loss)		28,812,809		(131,872,963)		(3,347,315)		(6,255,511)		3,821,224		(107,880,145)		109,779,644		(106,942,257)
Total current assets		820,466,206		386,170,862		101,131,214		89,487,031		125,045,784		876,474,296		(2,068,255,525)		330,519,868
Permanent investments in shares of non-consolidated companies, associates and others		793,092		157,094		3,466,391		—		8,599,204		659,038,006		(656,384,184)		15,669,603
Wells, pipelines, properties, plant and equipment		1,212,731,768		219,176,143		109,154,942		41,264,597		35,182		10,062,131		—		1,592,424,763
Total assets		2,046,472,317		606,644,191		213,977,836		131,630,251		139,907,794		2,213,900,831		(3,371,159,345)		1,981,373,875
Total current liabilities		414,738,364		467,072,805		32,245,722		24,776,254		99,954,868		1,275,817,764		(2,061,160,610)		253,445,167
Long-term debt		620,556,799		33,166,720		1,711,125		255,062		491,063		656,119,744		(639,643,346)		672,657,167
Employee benefits		278,456,120		284,442,647		62,870,145		82,737,595		436,302		153,135,824		—		862,078,633
Total liabilities		1,369,321,637		792,664,681		122,370,676		108,111,887		103,829,584		2,096,678,181		(2,714,779,418)		1,878,197,228
Total Equity (Deficit)		677,150,680		(186,020,490)		91,607,160		23,518,364		36,078,210		117,222,650		(656,379,927)		103,176,647
Depreciation and amortization		(108,404,968)		(9,015,060)		(7,307,057)		(2,026,575)		(6,334)		(620,415)		—		(127,380,409)
Net cost for the period of employee benefits		(27,078,766)		(27,262,316)		(6,559,388)		(7,931,521)		(113,570)		(15,149,591)		—		(84,095,152)
Acquisition of fixed assets		143,209,876		28,159,369		3,257,935		3,026,577		—		1,406,299		—		179,060,056

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
As of January 1, 2011:
Total current assets	Ps.	739,822,774	Ps.	371,336,262	Ps.	99,863,190	Ps.	90,172,530	Ps.	104,726,851	Ps.	808,556,915	Ps.	(1,903,569,091)	Ps.	310,909,431
Profit (loss) sharing in non-consolidated companies, associates and others		753,219		157,094		1,983,237		—		6,902,260		767,491,111		(763,731,652)		13,555,269
Wells, pipelines, properties, plant and equipment		1,179,108,184		202,312,826		113,711,009		34,407,926		38,059		10,023,183		—		1,539,601,187
Total assets		1,931,884,981		574,888,068		216,001,461		125,739,516		114,117,410		2,141,610,909		(3,223,506,843)		1,880,735,502
Total current liabilities		433,338,544		323,872,240		31,987,274		17,323,008		77,755,355		1,216,707,326		(1,891,704,711)		209,279,036
Long-term debt		532,529,418		30,896,536		2,855,608		318,043		—		558,512,101		(550,321,239)		574,790,467
Employee benefits		257,654,349		263,204,675		62,496,492		75,771,477		374,511		136,734,212		—		796,235,716
Total liabilities		1,278,872,301		625,235,873		124,605,845		93,712,446		80,862,862		1,920,654,219		(2,459,771,707)		1,664,171,839
Total Equity (Deficit)		653,012,680		(50,347,805)		91,395,616		32,027,070		33,254,548		220,956,688		(763,735,134)		216,563,663

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these consolidated financial information to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Year ended December 31, 2012:

Sales:
By segment	Ps.	1,333,276,930	Ps.	784,417,918	Ps.	184,985,084	Ps.	35,418,252	Ps.	1,221,655,507	Ps.	57,544,155
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—

Total consolidated sales	Ps.	1,333,286,214	Ps.	786,715,800	Ps.	185,717,443	Ps.	35,410,841	Ps.	1,222,158,367	Ps.	57,544,155

Operating income (loss):
By segment		993,473,459		(95,467,749)		(4,379,626)		(10,250,176)		8,801,985		6,941,599
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—
Less unrealized gain due to production cost valuation of inventory		(8,394)		7,240,870		(548,341)		(196,779)		(549,906)		—
Less capitalized refined products		(3,679,430)		—		—		—		—		—
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	989,913,900	Ps.	(85,928,997)	Ps.	(4,195,608)	Ps.	(10,454,366)	Ps.	8,754,939	Ps.	6,941,599

Net income (loss):
By segment		97,536,450		(111,636,394)		1,429,016		(11,066,159)		7,155,344		(854,312)
Less unrealized intersegment sales		9,284		2,297,882		732,359		(7,411)		502,860		—
Less unrealized gain due to production cost valuation of inventory		(8,394)		7,240,870		(548,341)		(196,779)		(549,906)		—
Less capitalized refined products		(3,679,430)		—		—		—		—		—
Less equity method for unrealized profits		5,319		—		—		—		—		5,917,294
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated net income (loss)	Ps.	93,982,210	Ps.	(102,097,642)	Ps.	1,613,034	Ps.	(11,270,349)	Ps.	7,108,298	Ps.	5,062,982

Assets:
By segment		1,846,831,001		583,489,721		210,263,190		122,663,976		130,797,643		1,543,192,334
Less unrealized intersegment sales		—		(4,419,930)		(958,022)		(7,654)		(2,102,134)		—
Less unrealized gain due to production cost valuation of inventory		(11,633)		(58,502,627)		(2,080,626)		(2,439,395)		(835,700)		—
Less capitalized refined products		(8,199,925)		—		—		—		—		—
Less equity method for unrealized profits		5,319		—		—		—		—		5,917,294
Less amortization of capitalized interest		(2,617,590)		—		—		—		—		—

Total consolidated assets	Ps.	1,836,007,172	Ps.	520,567,164	Ps.	207,224,542	Ps.	120,216,927	Ps.	127,859,809	Ps.	1,549,109,628

Liabilities:
By segment		1,276,781,279		794,166,012		145,426,752		133,924,623		96,699,173		1,808,776,162
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(2,102,134)		—

Total consolidated liabilities	Ps.	1,276,781,279	Ps.	794,166,012	Ps.	145,426,752	Ps.	133,924,623	Ps.	94,597,039	Ps.	1,808,776,162

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Year ended December 31, 2011:

Sales:
By segment	Ps.	1,270,854,327	Ps.	703,698,643	Ps.	208,136,502	Ps.	43,445,669	Ps.	1,198,617,934	Ps.	47,444,662
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)		—

Total consolidated sales	Ps.	1,270,839,927	Ps.	700,452,352	Ps.	207,252,700	Ps.	43,438,015	Ps.	1,197,925,762	Ps.	47,444,662

Operating income (loss):
By segment		976,875,297		(76,575,103)		(4,833,882)		(4,740,125)		10,370,875		623,875
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)		—
Less unrealized gain due to production cost valuation of inventory		1,877		(29,203,353)		(1,210,089)		(741,390)		161,719		(323,438)
Less capitalized refined products		(4,520,495)		—		—		—		—		—
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	972,461,260	Ps.	(109,024,747)	Ps.	(6,927,773)	Ps.	(5,489,169)	Ps.	9,840,422	Ps.	300,437

Net income (loss):
By segment		33,234,258		(99,423,319)		(1,253,424)		(5,506,467)		4,351,677		(67,519,241)
Less unrealized intersegment sales		(14,400)		(3,246,291)		(883,802)		(7,654)		(692,172)		—
Less unrealized gain due to production cost valuation of inventory		1,877		(29,203,353)		(1,210,089)		(741,390)		161,719		(323,438)
Less capitalized refined products		(4,520,495)		—		—		—		—		—
Less equity method for unrealized profits		(7,412)		—		—		—		—		(40,037,466)
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated net income (loss)	Ps.	28,812,809	Ps.	(131,872,963)	Ps.	(3,347,315)	Ps.	(6,255,511)	Ps.	3,821,224		Ps. (107,880,145)

Assets:
By segment		2,053,749,319		679,105,499		217,200,503		133,873,110		142,798,582		2,253,938,297
Less unrealized intersegment sales		—		(4,419,930)		(958,022)		(7,654)		8,245,430		—
Less unrealized gain due to production cost valuation of inventory		(12,523)		(68,041,378)		(2,264,645)		(2,235,205)		(11,136,218)		—
Less capitalized refined products		(4,520,495)		—		—		—		—		—
Less equity method for unrealized profits		(7,412)		—		—		—		—		(40,037,466)
Less amortization of capitalized interest		(2,736,572)		—		—		—		—		—

Total consolidated assets	Ps.	2,046,472,317	Ps.	606,644,191	Ps.	213,977,836	Ps.	131,630,251	Ps.	139,907,794	Ps.	2,213,900,831

Liabilities:
By segment		1,369,321,637		792,664,681		122,370,676		108,111,887		105,931,718		2,096,678,181
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(2,102,134)		—

Total consolidated liabilities	Ps.	1,369,321,637	Ps.	792,664,681	Ps.	122,370,676	Ps.	108,111,887	Ps.	103,829,584	Ps.	2,096,678,181

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
As of January 1, 2011:
Assets:
By segment	Ps.	1,934,736,956	Ps.	614,899,731	Ps.	217,328,911	Ps.	127,600,484	Ps.	94,744,442	Ps.	2,136,136,266
Less unrealized intersegment sales		—		(1,173,638)		(74,220)		—		4,227,628		4,785,455
Less unrealized gain due to production cost valuation of inventory		—		(38,838,025)		(1,253,230)		(1,860,968)		15,145,340		(6,453,618)
Less equity method for unrealized profits		3,577		—		—		—		—		7,142,806
Less amortization of capitalized interest		(2,855,552)		—		—		—		—

Total consolidated assets	Ps.	1,931,884,981	Ps.	574,888,068	Ps.	216,001,461	Ps.	125,739,516	Ps.	114,117,410	Ps.	2,141,610,909

Liabilities:
By segment		1,278,872,301		625,235,873		124,605,845		93,712,446		80,862,862		1,922,064,181
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		—		(1,409,962)

Total consolidated liabilities	Ps.	1,278,872,301	Ps.	625,235,873	Ps.	124,605,845	Ps.	93,712,446	Ps.	80,862,862	Ps.	1,920,654,219

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Supplemental geographic information:

	December 31,
	2012		2011
Domestic sales	Ps.	867,036,701	Ps.	779,197,974
Export sales:
United States		573,515,085		613,805,564
Canada; Central and South America		39,806,335		34,921,636
Europe		98,987,049		70,567,172
Other		60,390,584		53,670,990

Total export sales	Ps.	772,699,053	Ps.	772,965,362
Services income		7,176,286		6,290,781

Total sales	Ps.	1,646,912,040	Ps.	1,558,454,117

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	December 31,
	2012		2011
Domestic Sales
Refined petroleum products and derivatives (mainly gasolines)	Ps.	779,572,582	Ps.	676,407,259
Gas		51,249,544		65,847,550
Petrochemical products		36,214,575		36,943,165

Total domestic sales	Ps.	867,036,701	Ps.	779,197,974

Export Sales
Crude oil	Ps.	618,104,685	Ps.	614,161,757
Refined petroleum products and derivatives (mainly gasolines)		150,850,052		155,553,997
Gas		7,713		18,182
Petrochemical products		3,736,603		3,231,426

Total export sales	Ps.	772,699,053	Ps.	772,965,362

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, 2012 and 2011 and as of January 1, 2011 cash and cash equivalents were as follows:

	December 31,				January 1, 2011
	2012		2011
Cash on hand and in banks	Ps.	76,201,010	Ps.	97,384,703	Ps.	110,579,933
Marketable securities		43,033,881		17,591,844		20,616,422

	Ps.	119,234,891	Ps.	114,976,547	Ps.	131,196,355

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2012 and 2011 and as of January 1, 2011, accounts and notes receivable and other receivables were as follows:

	December 31,		January 1, 2011
	2012	2011
Export costumers	Ps. 40,717,458	Ps. 61,402,274	Ps. 39,398,026
Domestic customers	53,355,711	47,132,036	33,855,752
Negative IEPS Tax pending to be credit (Note 16(j))	11,833,727	19,665,432	6,031,103
Tax credits	13,420,166	10,270,227	16,585,577
Sundry debtors	5,652,405	7,951,295	10,573,269
Employee and officers	4,773,466	4,623,555	4,525,102
Insurance claims	1,440,337	2,627,112	8,037,264
Advances to suppliers	1,801,231	1,830,758	1,628,580
Other account receivables	15,010	104,797	252,710

	Ps. 133,009,511	Ps. 155,607,486	Ps. 120,887,383

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2012 and 2011 and January 1, 2011:

	Export customers
	Total		Unexpired	Impaired (Reserved)	1-30 days	30-60 days	60-90 days	More than 90 days
December 31, 2012	Ps.	40,717,458	38,807,106	—	1,690,104	63,011	8,072	149,165
December 31, 2011	Ps.	61,402,274	60,493,674	—	542,257	4,029	85,716	276,598
January 1, 2011	Ps.	39,398,026	38,417,004	—	457,934	7,356	395,873	119,859

	Domestic customers
	Total		Unexpired	Impaired (Reserved)	1-30 days	30-60 days	60-90 days	More than 90 days
December 31, 2012	Ps.	53,355,711	51,791,645	(1,059,215)	1,205,492	284,968	53,110	1,079,711
December 31, 2011	Ps.	47,132,036	42,137,226	(1,651,402)	1,827,660	269,256	1,872,607	2,676,689
January 1, 2011	Ps.	33,855,752	32,199,103	(1,556,853)	374,768	28,491	956,153	1,854,090

NOTE 7—INVENTORIES:

As of December 31, 2012 and 2011 and as of January 1, 2011, inventories were as follows:

	December 31,		January 1, 2011
	2012	2011
Crude oil, refined products, derivatives and petrochemicals products	Ps. 51,058,073	Ps. 39,222,999	Ps. 34,435,817
Materials and products in stock	5,755,367	5,526,281	4,611,575
Materials and products in transit	34,130	268,872	220,479

	Ps. 56,847,570	Ps. 45,018,152	Ps. 39,267,871

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., “Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol’s share capital. PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX’s overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 5, 2012, PMI HBV opted to receive its dividend in the form of 2,600,191 new Repsol shares, thereby increasing the total number of Repsol shares that it owned to 59,804,431.

As of December 31, 2012 and 2011, the investments in 59,804,431 and 57,204,240 shares of Repsol were valued at Ps. 15,771,202 and Ps. 24,655,980, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. 10,125,912 at December 31, 2012 and a gain of Ps. 3,872,160 at December 31, 2011. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 685,704 and Ps. 599,907 in the statements of comprehensive income at December 31, 2012 and 2011, respectively.

In 2012, PMI NASA received 77 shares of LyondellBasell Industries N.V. (“LyondellBasell”), which were valued at Ps. 18, in lieu of the payment of a debt owed by LyondellBasell. As of December 31, 2012, the market value of the LyondellBasell shares was Ps. 57.

As of January 1, 2011, no investments were classified as available-for-sale financial assets.

NOTE 9—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED COMPANIES, ASSOCIATES AND OTHERS:

The permanent investments in shares of non-consolidated companies, associates and others as of December 31, 2012 and 2011 and as of January 1, 2011, which were accounted for under the equity method, were as follows:

	Percentage of Investment	Carrying Value as of
		December 31,		January 1, 2011
		2012	2011
Deer Park Refining Limited	50.00%	Ps. 7,337,384	Ps. 6,470,595	Ps. 6,632,006
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	3,530,632	3,252,691	2,585,864
Compañía Mexicana de Exploraciones, S.A. de C.V.	60.00%	936,689	738,660	716,609
Frontera Brownsville, LLC	50.00%	535,653	507,371	10,811
Mexicana de Lubricantes, S.A. de C.V.	46.85%	509,265	787,630	799,161
Others—Net(1)	Various	4,401,972	3,912,656	2,810,818

Total		Ps. 17,251,595	Ps. 15,669,603	Ps. 13,555,269

(1)	Consists primarily of investment in Terrenos para Industrias, S.A. and Instalaciones Inmobiliarias para Industrias, S. A. de C. V.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Profit (loss) sharing in non-consolidated companies, associates and others:

	December 31,
	2012		2011
Deer Park Refining Limited	Ps.	1,320,180	Ps.	80,480
Gasoductos de Chihuahua, S. de R.L. de C.V.		548,765		221,148
Others—Net (1)		2,928,662		(1,112,381)

Total	Ps.	4,797,607	Ps.	(810,753)

(1) Consists primarily of investments in Terrenos para Industrias, S.A. and Instalaciones Inmobiliarias para Industrias, S.A. de C.V.

The following tables show condensed financial information of major investments recognized under the equity method:

Condensed Statements of Financial Position

	Deer Park Refining Limited						Gasoductos de Chihuahua, S. de R.L. de C.V.
	December 31, 2012		December 31, 2011		January 1, 2011		December 31, 2012		December 31, 2011		January 1, 2011
Total assets	Ps.	23,237,327	Ps.	21,105,120	Ps.	20,905,507	Ps.	8,007,571	Ps.	7,799,951	Ps.	6,606,806

Total liabilities		8,562,558		8,163,930		7,641,495		946,306		1,294,569		1,435,077
Total equity		14,674,769		12,941,190		13,264,012		7,061,265		6,505,382		5,171,729

Total liabilities and equity	Ps.	23,237,327	Ps.	21,105,120	Ps.	20,905,507	Ps.	8,007,571	Ps.	7,799,951	Ps.	6,606,806

Condensed Statements of Comprehensive Income

	Deer Park Refining Limited				Gasoductos de Chihuahua, S. de R.L. de C.V.
	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011
Sales and other income	Ps.	12,240,553	Ps.	11,766,416	Ps.	1,984,198	Ps.	1,592,555
Costs and expenses		9,600,192		11,605,456		886,669		1,150,260

Net result	Ps.	2,640,361	Ps.	160,960	Ps.	1,097,529	Ps.	442,295

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2012 and 2011 and as of January 1, 2011, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling equipment		Pipelines		Wells		Buildings		Offshore platforms		Furniture and equipment		Transportation equipment		Construction in progress		Land		Unproductive fixed assets		Assets in process of acquisition		Total fixed assets
Investment:
Balances as of January 1, 2011	Ps.	603,325,124	Ps.	39,221,902	Ps.	538,604,317	Ps.	788,642,097	Ps.	57,481,203	Ps.	286,925,133	Ps.	41,669,423	Ps.	18,495,127	Ps.	119,800,112	Ps.	41,427,533	Ps.	7,753,540	Ps.	—	Ps.	2,543,345,511
Acquisitions		21,217,154		948,584		5,769,265		34,529,534		958,579		7,413,805		4,187,182		3,533,810		100,269,509		231,813		821		—		179,060,056
Capitalization and reclassifications		20,089,469		(619,078)		1,621,786		59,608,260		2,817,220		4,807,172		(283,279)		16,617		(94,845,401)		(35,217)		1,256,894		—		(5,565,557)
Disposals		(11,010,461)		—		(812,333)		—		(172,737)		(162,247)		(373,604)		(2,041,619)		(75,550)		(152)		(588,416)		—		(15,237,119)
Reversal of impairment		6,855,535		—		—		—		—		—		—		—		—		—		—		—		6,855,535

Balances as of December 31, 2011	Ps.	640,476,821	Ps.	39,551,408	Ps.	545,183,035	Ps.	882,779,891	Ps.	61,084,265	Ps.	298,983,863	Ps.	45,199,722	Ps.	20,003,935	Ps.	125,148,670	Ps.	41,623,977	Ps.	8,422,839	Ps.	—	Ps.	2,708,458,426
Acquisitions		28,345,950		3,382,577		3,034,148		52,636,412		810,283		6,095,841		4,584,555		1,253,739		107,171,303		97,877		12,737		152,844		207,578,266
Capitalization and reclassifications		46,045,271		(566,879)		1,596,719		72,039,394		(9,355,395)		14,558,538		(71,555)		(130,141)		(131,010,580)		(3,611)		3,673,967		(125,211)		(3,349,483)
Disposals		(5,119,828)		—		(2,577,283)		—		899,856		—		75,563		(536,840)		3,993,884		(135,072)		(961,129)		—		(4,360,849)

Balances as of December 31, 2012	Ps.	709,748,214	Ps.	42,367,106	Ps.	547,236,619	Ps.	1,007,455,697	Ps.	53,439,009	Ps.	319,638,242	Ps.	49,788,285	Ps.	20,590,693	Ps.	105,303,277	Ps.	41,583,171	Ps.	11,148,414	Ps.	27,633	Ps.	2,908,326,360

Accumulated depreciation and amortization:
Balances as of January 1, 2011	Ps.	(234,644,569)	Ps.	(18,593,670)	Ps.	(175,515,324)	Ps.	(429,508,493)	Ps.	(31,867,415)	Ps.	(65,709,581)	Ps.	(28,562,490)	Ps.	(12,695,225)	Ps.	—	Ps.	—	Ps.	(6,647,557)	Ps.	—	Ps.	(1,003,744,324)
Acquisitions		(28,911,392)		(2,677,981)		(16,639,852)		(60,467,118)		(1,413,511)		(13,670,914)		(2,572,055)		(1,027,586)		—		—		—		—		(127,380,409)
Reclassifications		1,889,589		563,755		4,048,550		(1,913,626)		(434,609)		(31,228)		461,039		39,446		—		—		(83,830)		—		4,539,086
Disposals		7,527,631		—		140,617		—		158,097		96		552,922		1,956,325		—		—		216,296		—		10,551,984

Balances as of December 31, 2011	Ps.	(254,138,741)	Ps.	(20,707,896)	Ps.	(187,966,009)	Ps.	(491,889,237)	Ps.	(33,557,438)	Ps.	(79,411,627)	Ps.	(30,120,584)	Ps.	(11,727,040)	Ps.	—	Ps.	—	Ps.	(6,515,091)	Ps.	—	Ps.	(1,116,033,663)
Acquisitions		(32,672,945)		(2,868,400)		(16,964,385)		(67,857,495)		(1,465,645)		(14,284,606)		(3,159,986)		(1,264,258)		—		—		—		—		(140,537,720)
Reclassifications		(139,324)		510,016		2,834,880		(6,141)		1,220,599		(1,441,319)		430,999		119,497		—		—		(177,427)		—		3,351,780
Disposals		2,663,300		—		2,810		—		78,604		—		286,377		537,127		—		—		59,110		—		3,627,328

Balances as of December 31, 2012	Ps.	(284,287,710)	Ps.	(23,066,280)	Ps.	(202,092,704)	Ps.	(559,752,873)	Ps.	(33,723,880)	Ps.	(95,137,552)	Ps.	(32,563,194)	Ps.	(12,334,674)	Ps.	—	Ps.	—	Ps.	(6,633,408)	Ps.	—	Ps.	(1,249,592,275)

Net wells, pipelines, properties, plant and equipment as of January 1, 2011	Ps.	368,680,555	Ps.	20,628,232	Ps.	363,088,993	Ps.	359,133,604	Ps.	25,613,788	Ps.	221,215,552	Ps.	13,106,933	Ps.	5,799,902	Ps.	119,800,112	Ps.	41,427,533	Ps.	1,105,983	Ps.	—	Ps.	1,539,601,187

Net wells, pipelines, properties, plant and equipment as of December 31, 2011	Ps.	386,338,080	Ps.	18,843,512	Ps.	357,217,026	Ps.	390,890,654	Ps.	27,526,827	Ps.	219,572,236	Ps.	15,079,138	Ps.	8,276,895	Ps.	125,148,670	Ps.	41,623,977	Ps.	1,907,748	Ps.	—	Ps.	1,592,424,763

Net wells, pipelines, properties, plant and equipment as of December 31, 2012	Ps.	425,460,504	Ps.	19,300,826	Ps.	345,143,915	Ps.	447,702,824	Ps.	19,715,129	Ps.	224,500,690	Ps.	17,225,091	Ps.	8,256,019	Ps.	105,303,277	Ps.	41,583,171	Ps.	4,515,006	Ps.	27,633	Ps.	1,658,734,085

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

a.	For the years ended December 31, 2012 and 2011, the finance cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,110,075 and Ps. 5,634,981, respectively.

b.	The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2012 and 2011, recognized in operating costs, was Ps. 140,537,720 and Ps. 127,380,409, respectively, which includes costs related to dismantlement and abandonment of wells for the years ended December 31, 2012 and 2011 of Ps. 2,053,630 and Ps. 2,966,836, respectively.

c.	As of December 31, 2012 and 2011, the capitalized portion of future dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 48,153,060 and Ps. 42,507,002, respectively.

d.	Due to PEMEX’s adoption of and subsequent transition to IFRS on January 1, 2011, the costs of some plants were determined with reference to the plants’ fair value at that date, which resulted in the recognition of an impairment loss in the amount of Ps. 6,855,535 (see Note 23 (i)). However, this impairment loss was subsequently reversed at December 31, 2011 due to external factors, which resulted in an improvement in the value of these plants as of that date.

e.	During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 10 years. As of December 31, 2012 and 2011, assets acquired through these capital leases were as follows:

	2012	2011
Investment in tankers	Ps. 3,075,142	Ps. 3,075,142
Less accumulated depreciation	(513,123)	(390,117)

	Ps. 2,562,019	Ps. 2,685,025

The liabilities relating to the assets listed above are payable in the years following December 31, 2012 as presented below:

Year	Pesos	U.S. dollars
2013	Ps. 498,400	U.S. $	38,308
2014	498,400		38,308
2015	498,400		38,308
2016	498,400		38,308
2017 and later	936,782		72,007

	2,930,382		225,239
Less: Short-term non-incurred interest	175,726		13,507
Less: Long-term non-incurred interest	434,134		33,369

Total capital leases	2,320,522		178,363
Less: Current portion of leases	322,674		24,801

Total long-term capital leases	Ps. 1,997,848	U.S. $	153,562

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The capitalized interest expense from finance lease for the years ended December 31, 2012 and 2011 was Ps. 214,041 and Ps. 212,497, respectively.

The discount rates applied to the calculation of capitalized leases were as follows:

i.	9.39% rate in nominal terms (5.62% in real terms as of December 31, 2012);

ii.	10.46% rate in nominal terms (6.40% in real terms as of December 31, 2011); and

iii.	11.15% rate in nominal terms (6.46% in real terms as of January 1, 2011).

NOTE 11—OTHER ASSETS:

At December 31, 2012, 2011 and January 1, 2011, the balance of other assets is as follows:

	December 31,		January 1, 2011
	2012	2011
Wells unassigned to a reserve	Ps. 5,306,333	Ps. 9,552,703	Ps. 9,231,901
Payments in advance	3,290,756	3,701,665	1,917,482
Intangible assets(1)	1,536,101	1,303,499	1,197,380
Long term documents receivable	1,307,123	1,326,674	1,736,001
Others	907,522	799,058	817,945

	Ps. 12,347,835	Ps. 16,683,599	Ps. 14,900,709

(1)	Intangible assets are integrated mainly by rights of way.

	December 31,
	2012	2011
Construction in progress (wells):
Balance at the beginning of period	Ps. 9,552,703	Ps. 9,231,901
Additions to construction in progress	18,945,289	16,816,728
Deductions against expenses	(11,889,271)	(7,627,089)
Deductions against fixed assets	(11,302,388)	(8,868,837)

Balance at the end of period	Ps. 5,306,333	Ps. 9,552,703

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During 2012, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2012, Petróleos Mexicanos obtained U.S. $300,000 of loans or credit lines made or guaranteed by export credit agencies.

b.	During 2012, PMI HBV obtained U.S. $18,225,000 and repaid U.S. $17,325,000 under a U.S. $1,000,000 revolving line of credit.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

c.	On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d.	On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $143,945 bearing interest at 3.50% fixed rate, all of which mature in December 2021.

e.	On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,998 bearing interest at 3.8% fixed rate, which matures on January 27, 2022.

f.	On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 bearing interest at 1.8635% fixed rate, which was repaid on April 12, 2012.

g.	On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 bearing interest at 5.264%, which was repaid on April 12, 2012.

h.	On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of its 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

i.	On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of its 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

j.	On May 11, 2012, PMI Trading obtained a loan for Ps. 405,000 bearing interest at 5.070%, which was repaid on May 18, 2012.

k.	On May 16, 2012, PMI Trading obtained a loan for Ps. 2,329,000 bearing interest at 5.050%, which was repaid on May 23, 2012.

l.	On May 31, 2012, PMI Trading obtained a loan for Ps. 2,833,000 bearing interest at 5.160%, which was repaid on June 6, 2012.

m.	On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

n.	On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each, which bear interest at a fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

o.	On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 of notes maturing December 2022, which bear interest at a fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

p.	In July 2012, PMI Trading obtained and repaid a loan for U.S. $40,000 bearing interest at 1.6981%.

q.	On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Bonds due 2044; this was a reopening of the bonds issued on June 26, 2012. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

r.	On November 16, 2012, PMI Trading obtained a loan for U.S. $50,000 bearing interest at 1.0272%, which was repaid on November 30, 2012.

s.	On November 23, 2012, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 200,000,000 or its equivalent in Unidades de Inversion (“UDIs”) to Ps. 300,000,000 or its equivalent in UDIs.

t.	On November 28, 2012, PMI Trading obtained a loan for U.S. $70,000 bearing interest at 1.0332%, which was repaid on November 30, 2012.

u.	On November 29, 2012, PMI Trading obtained a loan for U.S. $45,000 bearing interest at 1.0362%, which was repaid on November 30, 2012.

v.	On November 29, 2012, PMI Trading obtained a loan for Ps. 806,000 bearing interest at 5.0462%, which was repaid on November 30, 2012.

w.	On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 25,000,000 of Certificados Bursátiles (peso-denominated publicly traded notes) in three tranches: one at a floating rate for Ps. 11,500,000, which matures in 2017; the second at a fixed rate of 3.02% for 721,564 UDIs, equivalent to Ps. 3,500,000, which matures in 2028; and the third at a fixed rate for Ps. 10,000,000, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

x.	On December 21, 2012, Petróleos Mexicanos obtained a direct loan in the domestic market for Ps. 2,000,000 bearing interest at 6.55%, which matures on December 21, 2022.

y.	On December 28, 2012, PMI Trading obtained a loan for Ps. 2,600,000 bearing interest at 5.0475%, which was repaid on January 11, 2013.

z.	On December 31, 2012, PMI Trading obtained a loan for U.S. $50,000 bearing interest at 1.4574%, which was repaid on January 14, 2013.

As of December 31, 2012, Petróleos Mexicanos had U.S. $3,268,634 in available lines of credit in order to ensure liquidity.

During 2011, the significant financing activities of PEMEX were as follows:

a.	From January 1 to December 31, 2011, Petróleos Mexicanos obtained U.S. $1,081,805 of loans or credit lines made or guaranteed by export credit agencies.

b.	On February 24, 2011, Petróleos Mexicanos made a final borrowing of Ps. 3,750,000 under its revolving credit facility entered into in September 2009, at a floating rate. The facility matured in August 2011.

c.	On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of Certificados Bursátiles accruing interest at TIIE (Mexican Equilibrium Interbank Interest Rate) for 28 days plus 0.21%, which mature in 2016. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 or equivalent in UDIs Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

d.	On May 11, 2011, PMI NASA obtained a bank loan for U.S. $39,000 at a floating rate, which matures on May 11, 2021. As of December 31, 2011, the amount outstanding under this loan was U.S. $37,245.

e.	On May 16, 2011, PMI Trading obtained a bank loan for Ps. 2,352,000, which matured on June 16, 2011.

f.	On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

g.	On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2021. The notes were a reopening of the notes issued on July 21, 2010 and were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. The notes were guaranteed by Pemex-Exploration and Production, Pemex-Gas and Basic Petrochemicals and Pemex-Refining.

h.	During 2011, PMI Trading borrowed and repaid an aggregate amount of U.S. $2,689,000 under its U.S. $500,000 syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. As of December 31, 2011, there were no amounts outstanding under this facility.

i.	On June 15, 2011, PMI HBV obtained a U.S. $1,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB as administrative agent. During 2011, PMI HBV borrowed, in the aggregate, U.S. $3,133,000 and repaid U.S. $2,383,000 under this facility. As of December 31, 2011, the amount outstanding under this facility was U.S. $750,000.

j.	On September 1, 2011, PMI HBV borrowed €799,252 at a floating rate under a syndicated loan due August 2014, which was used to partially finance the acquisition of the Repsol shares described in Note 8 and the stock options described in Note 13. The loan is secured by the shares acquired, and will amortize in three equal installments due on the first through third anniversary dates of the transaction.

k.	On September 9, 2011, PMI HBV obtained a bank loan for Ps. 50,000 bearing interest at 4.91%, which matured on November 8, 2011.

l.	On September 12, 2011, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 140,000,000 or its equivalent in UDIs to Ps. 200,000,000 or its equivalent in UDIs.

m.	Effective September 14, 2011, Petróleos Mexicanos entered into amendments to its U.S. $2,000,000 syndicated term credit facility and U.S. $1,250,000 revolving credit facility, each originally entered into on November 18, 2010, to reduce the margin over LIBOR for borrowings thereunder and, in the case of the revolving credit facility, to reduce the commitment fees payable thereunder, in each case to reflect improved market conditions. During 2011, no amount was borrowed by Petróleos Mexicanos under the syndicated revolving credit facility. As of December 31, 2011, no debt was outstanding under the syndicated revolving credit facility and U.S. $2,000,000 (originally borrowed in 2010) remained outstanding under the syndicated term credit facility.

n.	On October 3, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, approximately Ps. 9,999,999 of Certificados Bursátiles in two tranches: the first in the amount of Ps. 7,000,000 which bears interest at a variable rate and matures in 2017, and the second in the amount of 653,381 UDIs, at an exchange rate of 4.591503 pesos per UDI, which bears interest at a rate of 3.55% and matures in 2021. The notes were issued under Petróleos Mexicanos’ Ps. 200,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

o.	On October 18, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C and were consolidated to form a single series with the 6.500% Bonds due 2041 issued by Petróleos Mexicanos in June 2011.

p.	On December 7, 2011, Petróleos Mexicanos issued Ps. 10,000,000 aggregate principal amount of 7.650% Certificados Bursátiles due 2021, consisting of (i) an international offering outside Mexico of Ps. 7,000,000 of Certificados Bursátiles in the form of global depositary notes (“GDNs”), and (ii) a concurrent offering to the public in Mexico of Ps. 3,000,000 of Certificados Bursátiles not represented by GDNs. The Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

q.	On December 29, 2011, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $200,000 at a floating rate, which matures in December 2016.

r.	On December 29, 2011, Petróleos Mexicanos entered into, in the Mexican market, a bank loan agreement for Ps. 7,000,000, which matures in December 2016. Of the total amount available, Ps. 3,500,000 had been disbursed at December 31, 2011.

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

As of December 31, 2012 and 2011 and as of the date of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

As of December 31, 2012, long-term debt was as follows:

			December 31, 2012
	Rate of Interest(1)	Maturity	Pesos	Foreign currency
U.S. dollars:
Bonds	Fixed from 1.7 % to 9.5%	Various to 2045	Ps. 322,847,701	24,815,159
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014	39,156	3,010
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus 0.01% to 1.71%	Various to 2022	94,659,520	7,275,849
Direct loans	Fixed 1.457% to 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018	16,521,754	1,269,918
Syndicated loans	LIBOR plus 0.475% and 1.5%	Various to 2016	43,909,088	3,375,000
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022	2,603,408	200,107
Financial leases	Fixed from 0.38% to 1.99%	Various to 2022	2,320,522	178,363

Total financing in U.S. dollars			482,901,149	37,117,406

Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	60,910,720	3,543,687
Secured loan	EURIBOR plus 5.37%	Various to 2014	9,163,050	532,835
Project financing	Fixed at 2%	Various to 2016	1,454	85

Total financing in Euros			70,075,224	4,076,607

Japanese yen:
Direct loans	LIBOR yen plus 0.71%	Various to 2014	3,157,165	20,950,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	14,165,800	94,000,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017	5,416,376	35,941,450

Total financing in yen			22,739,341	150,891,450

Pesos:
Certificados bursátiles	Mexican Federal Treasury Certificates (“Cetes”) plus 0.57%, TIIE(1) less 0.07% to 0.7%, and Fixed at 7.65% and 9.91%	Various to 2021	115,210,065
Direct loans	Fixed from 5.04% and 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022	10,421,100

Total financing in pesos			125,631,165

Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028	25,769,565
Other currencies:

Bonds	Fixed from 2.5% to 8.25%	Various to 2022	29,201,396

Total principal in pesos(2)			756,317,840
Plus: Accrued interest			8,997,741
Notes payable to contractors(3)			21,543,019

Total principal and interest			786,858,600
Less: Short-term maturities			93,226,762
Current portion of notes payable to contractors(3)			12,016,502
Accrued interest			8,997,741

Total short-term debt			114,241,005

Long-term debt			Ps. 672,617,595

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

As of December 31, 2011, long-term debt was as follows:

			December 31, 2011
	Rate of Interest(1)	Maturity	Pesos	Foreign currency
U.S. dollars:
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2042	Ps. 271,638,518	19,424,148
Purchasing loans	LIBOR plus 0.125% to 0.5%	Various to 2014	103,930	7,429
Project financing	Fixed from 2.45% to 6.64% and LIBOR plus 1.71%	Various to 2022	120,436,418	8,608,504
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018	4,896,515	349,991
Syndicated loans	LIBOR plus 0.475% and 1.5%	Various to 2016	76,963,370	5,501,156
Bank loans	LIBOR plus 1.88%	2021	521,073	37,245
Financial leases	Fixed at 1.99%	2019	3,405,929	243,448

Total financing in U.S. dollars			477,965,753	34,171,921

Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	64,301,934	3,542,134
Secured loan	EURIBOR plus 5.37%	2014	14,514,015	799,252
Project financing	Fixed at 2%	2016	2,496	137

Total financing in Euros			78,818,445	4,341,523

Japanese yen:
Direct loans	LIBOR yen plus 0.71%	2014	3,798,235	20,950,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	17,042,200	94,000,000
Project financing	Fixed at 2.9079% and Prime Rate yen plus 0.56%	Various to 2017	8,159,010	45,002,814

Total financing in yen			28,999,445	159,952,814

Pesos:
Certificados bursátiles	Cetes plus 0.57%, TIIE less
	0.07% to 0.9%, and Fixed at 7.65% and 9.91%	Various to 2021	105,485,688
Direct loans	Fixed from 10.55% to 11% and TIIE plus 0.48% to 2.4%	Various to 2016	11,966,329

Total financing in pesos			117,452,017

Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.55% to 4.2%	Various to 2021	21,420,129

			138,872,146
Other currencies:
Bonds	Fixed from 3.5% to 8.25%	Various to 2022	23,704,953

Total principal in pesos(2)			748,360,742
Plus: Accrued interest			8,607,968
Notes payable to contractors(3)			26,185,906

Total principal and interest			783,154,616
Less: Short-term maturities			88,750,377
Current portion of notes payable to contractors(3)			13,139,104
Accrued interest			8,607,968

Total short-term debt			110,497,449

Long-term debt			Ps. 672,657,167

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

As of January 1, 2011, long-term debt was as follows:

			January 1, 2011
	Rate of Interest(1)	Maturity	Pesos	Foreign currency
U.S. dollars:
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2038	Ps. 199,274,719	16,126,334
Purchasing loans and project financing	LIBOR plus 0.125% to 0.5%, Fixed from 3.27% to 6.64% and LIBOR plus 0.01% to 1.71%	Various to 2020	111,907,372	9,056,119
Direct loans	Fixed at 5.44% and LIBOR plus 1.9%	Various to 2018	2,224,278	180,000
Syndicated loans	LIBOR plus 0.325% to 1.5%	Various to 2016	77,231,875	6,250,000
Financial leases	Fixed at 7.96% to 8.0%	2019	3,345,720	270,753

Total financing in U.S. dollars			393,983,964	31,883,206

Euros:
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	58,454,886	3,527,052
Project financing	Fixed at 2%	2016	3,155	190

Total financing in Euros			58,458,041	3,527,242

Japanese yen:
Direct loans	LIBOR yen plus 0.5% and 0.71%	Various to 2014	6,393,940	41,900,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	14,344,400	94,000,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 0.56%	Various to 2017	8,250,194	54,064,178

Total financing in yen			28,988,534	189,964,178

Pesos:
Certificados bursátiles (publicly traded debt securities)	Cetes plus 0.35% to 0.57%, TIIE(1) less 0.07%, Fixed at 9.1% to 9.91%	Various to 2020	83,947,180
Direct loans	Fixed from 10.55% to 11% and TIIE plus 0.225% to 2.4%	Various to 2014	28,050,000

Total financing in pesos			111,997,180

Unidades de Inversión Certificados Bursátiles	Zero rate and Zero rate plus TIIE at 4.2%	Various to 2020	17,726,749
Other currencies:
Bonds	Fixed from 3.5% to 8.25%	Various to 2022	21,147,576

Total principal in pesos(2)			632,302,044
Plus: Accrued interest			7,389,746
Notes payable to contractors(3)			24,653,294

Total principal and interest			664,345,084
Less: Short-term maturities			70,781,637
Current portion of notes payable to contractors(3)			11,383,234
Accrued interest			7,389,746

Total short-term debt			89,554,617

Long-term debt			Ps. 574,790,467

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	2013	2014	2015	2016	2017 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2012, for each of the years ending December 31,	Ps. 114,241,005	Ps. 66,541,386	Ps. 61,891,829	Ps. 78,428,379	Ps. 465,756,001	Ps. 786,858,600

	2012(i)	2011(i)
Changes in total debt:
At the beginning of the period	Ps. 783,154,616	Ps. 664,345,084
Loans obtained	385,419,743	199,299,171
Debt payments	(341,863,963)	(152,118,845)
Interest	(850,473)	1,449,454
Expenses related to debt issuance	1,560,478	762,385
Foreign exchange	(40,561,801)	69,417,367

At the end of the period	Ps. 786,858,600	Ps. 783,154,616

(i)	These amounts include accounts payable by Financed Public Works Contracts, which do not generate cash flows.
(1)	As of December 31, 2012 and 2011 and January 1, 2011, the rates were as follows: LIBOR, 0.50825%, 0.8085% and 0.45594%, respectively; the prime rate in Japanese yen, 1.475%, for the three years; TIIE rate of 4.845%, 4.79% and 4.875%, respectively, for 28 days; TIIE rate of 4.87%, 4.795% and 4.96%, respectively, for 91 days; Cetes rate of 3.91%, 4.31% and 4.45%, respectively, for 28 days; Cetes rate of 4.26%, 4.49% and 4.58%, respectively, for 91 days; Cetes rate of 4.4%, 4.55% and 4.71%, respectively, for 182 days.
(2)	Includes financing from foreign banks of Ps. 594,949,120, Ps. 603,160,398 and Ps. 498,585,732 as of December 31, 2012 and 2011 and January 1, 2011, respectively.
(3)	The total amounts of notes payable to contractors as of December 31, 2012 and 2011, current and long-term, are as follows:

	December 31,		January 1, 2011
	2012	2011
Total notes payable to contractors(a)(b)	Ps. 21,543,019	Ps. 26,185,906	Ps. 24,653,294
Less: Current portion of notes payable to contractors	12,016,502	13,139,104	11,383,234

Notes payable to contractors (long-term)	Ps. 9,526,517	Ps. 13,046,802	Ps. 13,270,060

(a)    PEMEX has entered into Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2012 and 2011 and January 1, 2011, PEMEX had an outstanding amount payable of Ps. 18,337,981, Ps. 22,415,338 and Ps. 20,958,659, respectively.

(b)    During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading (“FPSO”) vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2012 and 2011, and as of January 1, 2011, the outstanding balances owing to the contractor were Ps. 3,205,038 (U.S. $246,350), Ps. 3,770,568 (U.S. $269,511) and Ps. 3,644,635 (U.S. $298,989), respectively. In accordance with the contract, the estimated future payments are as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Year	U.S. $
2013		25,267
2014		25,267
2015		25,267
2016		25,267
2017		25,267
2018 and thereafter		120,015

Total	U.S. $	246,350

As of December 31, 2012 and 2011 and as of January 1, 2011, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to Mexican pesos in the statement of financial position:

	December 31,		January 1, 2011
	2012	2011
U.S. dollar	13.0101	13.9904	12.3571
Japanese yen	0.15070	0.18130	0.1526
Pounds sterling	21.1401	21.7425	19.3463
Euro	17.1968	18.1595	16.5733
Swiss francs	14.2451	14.9199	13.2757
Canadian dollar	13.0689	13.7228	12.4354
Australian dollar	13.5045	—	—

NOTE 13—FINANCIAL INSTRUMENTS:

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, PEMEX has developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to the policies and guidelines, the risk management regulatory framework of PEMEX is managed by the Financial Risk Committee. This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX’s internal procedures.

PEMEX reduces the impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as the use of derivatives for financial risk mitigation purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs. Notwithstanding their use for hedging purposes, commodity DFIs were not recorded as hedges for accounting purposes (see “Accounting treatment” in Note 13(b)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(a)	Risk Management

Market Risk

(i) Interest Rate Risk

PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. PEMEX is predominantly exposed to U.S. dollar LIBOR interest rates and to the TIIE. Through its issuances of debt, PEMEX has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio. As of December 31, 2012, approximately 32.9% of PEMEX’s total net debt outstanding consisted of floating rate debt.

On occasion, to follow the strategy of offsetting expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX is obligated to make payments based on a fixed interest rate and is entitled to receive payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2012, PEMEX was a party to interest rate swap agreements denominated in pesos for a notional amount equivalent to U.S. $576,475, at a weighted average fixed interest rate of approximately 11.47% and a weighted average term of approximately 0.08 years. PEMEX was also a party to interest rate swaps denominated in U.S. dollars for a notional amount of U.S. $69,388, at an average fixed interest rate of approximately 4.48% and a weighted average term of approximately 4.48 years.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of interest rates in connection to its financing operations.

(ii) Exchange Rate Risk

A significant amount of PEMEX’s revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. PEMEX’s revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos. Moreover, the hydrocarbon duties, most capital expenditures and investments and the cost of petroleum products and natural gas that PEMEX imports for resale in Mexico or uses in its facilities are denominated in U.S. dollars. By contrast, most of PEMEX’s operating expenses and a significant amount of capital expenditures and investments are payable in pesos and are not linked to the U.S. dollar.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX’s income in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because most of its investments and debt issuances are carried out in or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on its revenues is offset in whole or in part by its impact on its obligations.

Most of PEMEX’s debt is denominated in U.S. dollars or pesos. Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX’s funding costs or expose it to foreign exchange risk. Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which it swaps into pesos. As

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars. In addition, the PMI Group occasionally uses foreign exchange DFIs to mitigate the risk associated with its non-U.S. dollar-denominated debt.

The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, Pound sterling and Swiss franc, which are swapped against the U.S. dollar.

During 2012, PEMEX entered into four cross-currency swaps to hedge currency risk arising from debt obligations denominated in Swiss francs and Australian dollars for an aggregate notional amount of U.S. $484,018. In 2011, PEMEX entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in UDIs for an aggregate notional amount equivalent to U.S. $230,590.

Most of PEMEX’s cross-currency swaps are straightforward, with no unusual terms, except for two swaps entered into in 2002 and 2004 to hedge its exposure to Japanese yen and euros, with termination dates in 2023 and 2016, respectively. These swaps are referred to as “extinguishing swaps” and were obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps is that the DFI terminates upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. These swaps have a notional amount of U.S. $241,352 and U.S. $1,028,500, respectively.

PEMEX recorded a total net foreign exchange gain of Ps. 44,845,661 in 2012, as compared to a total net foreign exchange loss of Ps. 60,143,252 in 2011. PEMEX’s foreign exchange gain in 2012 was due to the effect of a 7.5% appreciation of the peso (from Ps. 13.9904 = U.S. $1.00 on December 31, 2011 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012). PEMEX’s foreign exchange loss in 2011 was due to the depreciation of the peso, from Ps. 12.3571 = U.S. $1.00 on January 1, 2011 to Ps. 13.9904 = U.S. $1.00 on December 31, 2012.

The cross-currency and interest rate swaps described above are entered into to hedge financial risk, mainly liabilities, related to PEMEX’s operations. Notwithstanding their purpose, these transactions do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes, despite the fact that the profits or losses arising from these DFIs are generally offset by profits or losses from the positions to which they relate.

(iii) Hydrocarbon Price Risk

PEMEX periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to 2012.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs offered to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to all DFIs. Because IFRS 13 does not allow derivative positions to serve as hedges for other derivatives, these operations are treated, for accounting purposes, as having been entered into for trading purposes.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Since 2003, Pemex-Gas and Basic Petrochemicals’ domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism fixes the price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. Pemex-Gas and Basic Petrochemicals may mitigate the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. During 2011, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps.

PMI Trading periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gases derived from natural gas, thereby reducing the potential volatility of its income. PMI Trading policies establish an upper limit for each portfolio’s capital at risk, which is compared daily against the value-at-risk portfolio, in order to carry out risk mitigation mechanisms if necessary.

(iv) Risks relating to the portfolio of third-party shares

PEMEX retains a synthetic long position on 58,679,799 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

These DFIs will mature between March and October of 2013. As of December 31, 2012 and 2011, the market value of Repsol shares was €15.335 per share and €23.735, respectively.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. In August 2012, a DFI related to 19,086,080 shares of Repsol expired. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

Counterparty and Credit Risk Associated with DFIs

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. In addition, PEMEX enters into DFIs mostly with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with “recouponing” provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in four cross-currency swaps in 2011 and seven cross-currency swaps in 2012. These swaps are used to hedge exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

According to IFRS 13, the fair or mark-to-market value of DFIs must reflect the creditworthiness of the parties, such that the value of a DFI reflects the risk that either party will default on its obligation. Accordingly, and in accordance with the best practices of the market, PEMEX applied the credit value adjustment (“CVA”) method in determining the fair value of DFIs.

As described in the previous section, Pemex-Gas and Basic Petrochemicals faces credit risk in connection to the DFIs it offers to its domestic customers to assist them in mitigating the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals significantly reduced its credit risk as a result of the changes made during 2009 to PEMEX’s guidelines regarding credit risk management.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral, as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. Pemex-Gas and Basic Petrochemicals has a number of outstanding DFIs contracted before October 2, 2009 in which customers are not required to post collateral. The Board of Directors of Pemex-Gas and Basic Petrochemicals approves the requirements for credit support for DFIs entered into by Pemex-Gas and Basic Petrochemicals with its customers.

As of December 31, 2012, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex-Gas and Basic Petrochemicals.

As of December 31, 2012, Pemex-Gas and Basic Petrochemicals had open DFIs with 52 customers, of which 46 are industrial customers (88%), 5 are distributors (10%) and one belongs to both customer categories (2%). Of the total volume of DFIs traded in 2012, industrial customers represented 96%, while distributors represented 3%. The customer belonging to both categories represented 1%.

As of December 31, 2012 and 2011, Pemex-Gas and Basic Petrochemicals, through its subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices maintained levels close to or below the strike price, which has kept the credit limits within the set limits; and (ii) when certain DFIs matured, Pemex-Gas and Basic Petrochemicals used domestic customers’ payments to meet its international obligations.

Liquidity Risk

Liquidity risk is the risk that PEMEX will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Historically, PEMEX has had sufficient liquidity to meet its liabilities, service its debt and engage in capital expenditures and acquisitions. PEMEX expects that this will continue to be the case both in the short- and long-term.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Portfolio of Debt and DFIs

The following tables set forth PEMEX’s portfolio of debt and DFIs as of December 31, 2012 and 2011. It should be noted that:

•	for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed rate debt;

•	weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;

•	DFIs’ fair values include CVA and are obtained from market quotes received from market sources such as Reuters and Bloomberg; and

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency.

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2012(1)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2013	2014	2015	2016	2017	Thereafter
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)	18,065,918	10,739,796	29,100,931	6,657,348	5,916,768	289,010,070	359,490,832	409,508,428
Average Interest Rate (%)	—	—	—	—	—	—	5.5065%	—
Fixed rate (Japanese yen)	1,365,548	1,365,548	1,365,548	879,832	439,902	4,521,000	9,937,376	10,025,412
Average Interest Rate (%)	—	—	—	—	—	—	2.8298%	—
Fixed rate (Pounds sterling)	8,456,040	—	—	—	—	7,341,929	15,797,969	18,975,682
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	2,600,000	—	9,500,000	7,498,540	—	32,825,083	52,423,623	53,759,282
Average Interest Rate (%)	—	—	—	—	—	—	8.1325%	—
Fixed rate (UDIs)	—	—	—	—	—	25,769,564	25,769,564	21,955,725
Average Interest Rate (%)	—	—	—	—	—	—	6.8183%	—
Fixed rate (euros)	8,599,310	477	44	14,617,302	20,498,240	17,196,800	60,912,174	70,308,401
Average Interest Rate (%)	—	—	—	—	—	—	5.8315%	—
Fixed rate (Swiss francs)	—	7,122,574	—	—	—	4,264,960	11,387,534	11,792,235
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%	—
Fixed rate (Australian dollars)	—	—	—	—	2,015,893	—	2,015,893	2,195,044
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—

Total fixed rate debt	39,086,816	19,228,395	39,966,523	29,653,022	28,870,803	380,929,406	537,734,965	598,520,209

Variable rate (U.S. dollars)	47,754,190	18,915,934	12,810,116	37,632,511	11,376,909	16,463,678	144,953,337	142,226,642
Variable rate (Japanese yen)	—	3,157,165	—	—	—	9,644,800	12,801,965	11,718,065
Variable rate (euros)	4,581,525	4,581,525	—	—	—	—	9,163,050	9,852,056
Variable rate (pesos)	13,820,733	20,658,367	9,115,190	11,142,846	18,470,405	—	73,207,542	71,861,151

Total variable rate debt	66,156,448	47,312,992	21,925,306	48,775,357	29,847,314	26,108,478	240,125,894	235,657,914

Total debt	105,243,264	66,541,386	61,891,829	78,428,379	58,718,117	407,037,884	777,860,859	834,178,124

(1)	The information in this table has been calculated using exchange rates at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00; Ps. 0.1507 = 1.00 Japanese yen; Ps. 21.1404 = 1.00 Pound sterling; Ps. 4.874624 = 1.00 UDI; Ps. 17.1968 = 1.00 euro; Ps. 14.2451 = 1.00 Swiss franc and Ps. 13.5045 = 1.00 Australian dollar.
Source:	Petróleos Mexicanos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Market Risk (Interest Rate, Currency and Equity Risk) as of December 31, 2012(1)

Derivative financial instruments held or issued for purposes other than trading:(2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(4)
	2013	2014	2015	2016	2017	Thereafter
Hedging Instruments(2)(3)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	86,064	90,117	94,348	98,557	103,310	430,350	902,745	(81,142)
Average pay rate	4.53%	4.53%	4.52%	4.52%	4.51%	4.44%	n.a.	n.a.
Average receive rate	1.76%	1.86%	2.10%	2.56%	3.07%	3.95%	n.a.	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	7,500,000	—	—	—	—	—	7,500,000	(252,778)
Average pay rate	11.485%	—	—	—	—	—	n.a.	n.a.
Average receive rate	4.787%	—	—	—	—	—	n.a.	n.a.
Currency DFIs
Cross Currency Swaps
Receive euros/ Pay U.S. dollars	8,443,555	—	—	13,380,888	22,350,116	16,226,808	60,401,367	52,516
Receive Japanese yen/ Pay U.S. dollars	1,071,123	3,673,141	1,071,123	670,813	335,398	14,282,414	21,104,012	662,872
Receive Pounds sterling/ Pay U.S. dollars	8,880,564	—	—	—	—	8,460,559	17,341,123	98,085
Receive UDI/ Pay pesos	—	—	—	—	—	21,935,663	21,935,663	1,367,252
Receive Swiss francs/ Pay U.S. dollars	—	6,225,657	—	—	—	4,274,575	10,500,232	803,148
Receive Australian dollars/Pay U.S. dollars	—	—	—	—	2,022,550	—	2,022,550	132,749
Exchange Rate Forward(5)
Receive euros/ Pay U.S. dollars	7,181,512	4,581,512	—	—	—	—	11,763,024	(41,795)
	(in thousands of shares)							(nominal pesos)
Equity DFIs
Equity Options on Repsol shares	19,070	19,070	—	—	—	—	38,140	1,433,769
Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	58,680	—	—	—	—	—	58,680	(2,030,668)

Note: n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00 and Ps. 17.1968 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	PMI’s risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.
(4)	Positive numbers represent a favorable fair value to PEMEX. These values include CVA.

Source: Petróleos Mexicanos and PMI Trading.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2011(1)

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2012	2013	2014	2015	2016	Thereafter
Liabilities
Outstanding debt
Fixed rate (U.S. dollars)(2)	14,743,777	4,183,896	9,637,600	29,562,908	5,412,508	236,414,763	299,955,451	327,760,373
Average Interest Rate (%)	—	—	—	—	—	—	6.0291%	—
Fixed rate (Japanese yen)	1,642,825	1,642,825	1,642,825	1,642,825	1,058,484	5,968,225	13,598,010	12,964,084
Average Interest Rate (%)	—	—	—	—	—	—	2.7726%	—
Fixed rate (Pounds sterling)	—	8,697,000	—	—	—	7,609,875	16,306,875	18,794,903
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	3,600,000	—	—	9,500,000	7,500,000	20,000,000	40,600,000	40,487,033
Average Interest Rate (%)	—	—	—	—	—	—	9.0924%	—
Fixed rate (UDIs)	—	—	—	—	—	21,438,199	21,438,199	15,295,903
Average Interest Rate (%)	—	—	—	—	—	—	7.3774%	—
Fixed rate (euros)	961	9,080,711	504	47	15,435,598	39,950,900	64,468,721	68,391,694
Average Interest Rate (%)	—	—	—	—	—	—	5.8307%	—
Fixed rate (Swiss Francs)	—	—	7,459,950	—	—	—	7,459,950	7,730,880
Average Interest Rate (%)	—	—	—	—	—	—	3.5000%	—

Total fixed rate debt	19,987,563	23,604,433	18,740,879	40,705,780	29,406,590	331,381,962	463,827,207	491,424,869

Variable rate (U.S. dollars)	62,013,937	44,325,803	18,917,228	12,560,042	40,045,171	25,745,906	203,608,087	194,228,316
Variable rate (Japanese yen)	—	—	3,798,235	—	—	11,603,200	15,401,435	13,002,520
Variable rate (euros)	4,854,647	4,821,377	4,837,991	—	—	—	14,514,015	15,993,060
Variable rate (pesos)	15,033,333	13,820,733	20,666,667	9,126,447	11,166,667	7,000,000	76,813,847	74,045,162

Total variable rate debt	81,901,918	62,967,913	48,220,121	21,686,488	51,211,838	44,349,106	310,337,383	297,269,059

Total debt(2)	101,889,481	86,572,346	66,961,000	62,392,268	80,618,428	375,731,068	774,164,591	788,693,928

(1)	The information in this table has been calculated using exchange rates at December 31, 2011 of: Ps. 13.9904 = U.S. $1.00; Ps. 0.1813 = 1.00 Japanese yen; Ps. 21.7425 = 1.00 Pound sterling; Ps. 4.691316 = 1.00 UDI; Ps. 18.1595 = 1.00 euro; and Ps. 14.9199 = 1.00 Swiss franc.
(2)	Includes notes payable to contractors.

Source: Petróleos Mexicanos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Market Risk (Interest Rate, Currency and Equity Risk) as of December 31, 2011(1)

Derivative financial instruments held or issued for purposes other than trading:(2)

	Year of Expected Maturity Date						Total Notional Amount	Fair Value(3)
	2012	2013	2014	2015	2016	Thereafter
Hedging Instruments(2)
Interest Rate DFIs
Interest Rate Swaps (U.S. dollars)
Variable to Fixed	43,885	46,259	48,762	51,400	54,180	276,587	521,073	(49,548)
Average pay rate	5.28%	5.28%	5.28%	5.28%	5.28%	5.28%	5.28%	n.a.
Average receive rate	2.31%	2.51%	2.79%	3.42%	3.93%	4.75%	3.87%	n.a.
Interest Rate Swaps (pesos)
Variable to Fixed	1,200,000	7,500,000	—	—	—	—	8,700,000	(756,434)
Average pay rate	11.38%	11.48%	—	—	—	—	11.43%	n.a.
Average receive rate	4.98%	5.15%	—	—	—	—	5.07%	n.a.
Currency DFIs
Cross Currency Swaps
Receive euros/ Pay U.S. dollars	—	9,079,770	—	—	14,389,126	41,478,108	64,947,004	(1,912,486)
Receive Japanese yen/ Pay U.S. dollars	1,151,831	1,151,831	3,949,909	1,151,831	721,359	14,809,876	22,936,636	4,774,276
Receive Pounds/ Pay U.S. dollars	—	9,549,707	—	—	—	8,303,764	17,853,471	(253,160)
Receive UDI/ Pay pesos	—	—	—	—	—	21,191,755	21,191,755	311,136
Receive Swiss Francs/ Pay U.S. dollars	—	—	6,694,755	—	—	—	6,694,755	763,465
Exchange Rate Forward
Receive euros/ Pay U.S. dollars	4,837,991	4,837,991	4,837,991	—	—	—	14,513,974	(277,370)
	(in thousands of shares)							(nominal pesos)
Equity DFIs
Equity Options on Repsol shares	19,068	19,068	19,068	—	—	—	57,204	61,998
Non-Hedging Instruments
Equity DFIs
Equity Swaps on Repsol shares	58,680	—	—	—	—	—	58,680	1,502,483

Notes: n.a. = not applicable.

(1)	The information in this table has been calculated using the exchange rate at December 31, 2011 of Ps. 13.9904 = U.S. $1.00 and Ps. 18.1595 = 1.00 euro.
(2)	PEMEX’s management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.
(3)	Positive numbers represent a favorable fair value to PEMEX.

Source: Petróleos Mexicanos and PMI Trading.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Sensitivity analysis

The financial assets and liabilities of PEMEX are exposed to various types of market risks, including, interest rate risk, exchange rate risk and price risk. Pursuant to IFRS 7 “Disclosure of Financial Instruments”, PEMEX is required to perform a market sensitivity analysis for each type of market risk to which it is exposed. In addition, PEMEX is required to disclose the methods and assumptions used in preparing the sensitivity analysis. Finally, PEMEX is required to disclose any changes from the previous period in the methods and assumptions used, as well as the reasons for such changes. This analysis is intended to show how profit or loss and equity would have been affected by changes in the relevant risk variable that were reasonably possible at each of December 31, 2012 and 2011.

Below is a sensitivity analysis of the principal market risks that PEMEX was exposed to at each of December 31, 2012 and 2011:

(i) Interest rate risk

In the case of interest rate risk, PEMEX has assumed either an increase or decrease of 25 basis points in market interest rates for the relevant periods with all other variables held constant.

At December 31, 2012 and 2011, if market interest rates would have been 25 basis points higher with all other variables remaining constant, net income for the period would have been Ps. 5,319,309 and Ps. 6,040,635 lower for December 31, 2012 and 2011, respectively, mainly as a result of an increase in interest expense. Conversely, if market interest rates would have been 25 basis points lower, net income for the period would have been Ps. 5,319,309 and Ps. 6,040,635 greater at December 31, 2012 and 2011, respectively, as a result of a decreased interest expense.

Net income was less sensitive to movements in market interest rates in 2012 than in 2011, because of the lower market interest rates in 2012 as compared to 2011.

(ii) Exchange rate risks

In the case of exchange rate risk, PEMEX assumes either an increase or decrease of 10% in the U.S. dollar/Mexican peso exchange rate during the relevant period in order to determine the impact on profit or loss and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2012 and 2011, if the peso had depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps. 59,026,725 and Ps. 50,298,520 lower, respectively, mainly as a result of an increase in the exchange rate losses. However, if the peso appreciated against the U.S. dollar by 10%, net income for the period would have increased by Ps. 59,026,725 and Ps. 50,298,520, respectively, as a result of the decrease in exchange rate losses.

Net income was more sensitive to movements in exchange rates in 2012 than in 2011, mainly as a result of an increase in the liability position in U.S. dollars of the balance during 2012 as compared to 2011.

(iii) Hydrocarbon price risk

In the case of price risk, PEMEX assumes a 10% increase/decrease in the price of petroleum products during the relevant period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

At December 31, 2012 and 2011, if the average price of petroleum products had increased by 10% with other variables remaining constant, net income for the period would have been Ps. 38,463,204 and Ps. 33,836,712 higher, respectively, as a result of higher sales. Alternatively, if the average price of petroleum products had decreased by 10% during the period, net income for the period would have decreased by Ps. 38,463,204 and Ps. 33,836,712, respectively, mainly as a result of a decrease in sales.

Net income was more sensitive to changes in prices during 2012 than in 2011, mainly due to higher prices registered in 2012 as compared to 2011.

(b)	Derivative Financial Instruments

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

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2012 and 2011, PEMEX did not recognize any foreign currency embedded derivatives.

Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, “Financial Instruments Recognition and Measurement” (“IAS 39”) for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the finance cost.

As of December 31, 2012 and 2011 and as of January 1, 2011, the net fair value of PEMEX’s DFIs was Ps. 2,173,692, Ps. 4,072,047 and Ps. 7,331,549, respectively. As of December 31, 2012 and 2011 and as of January 1, 2011, PEMEX did not have any DFIs designated as hedges.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The following table shows the fair values and notional amounts of PEMEX’s over-the-counter (“OTC”) DFIs that were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2012 and 2011 and as of January 1, 2011. It should be noted that:

•

DFIs’ fair values include CVA and are obtained from market quotes received from market sources such as Reuters and Bloomberg and, with regard to natural gas, forward curves are supplied by the Kiodex Risk Workbench platform;

•	where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency; and

•	the information is presented in pesos, except as noted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

		December 31, 2012		December 31, 2011		January 1, 2011
DFI	Position	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Equity Swaps	PEMEX pays floating in U.S. dollar and receives total return on Repsol shares.	17,414,977	(2,030,668)	26,723,152	1,502,483	18,627,271	1,695,375
Interest Rate Swaps	PEMEX pays fixed in peso and receives the 28 day TIIE + spread.	—	—	1,200,000	(42,390)	2,400,000	(135,352)
Interest Rate Swaps	PEMEX pays fixed in peso and receives the PIP 182 day rate.	7,500,000	(252,778)	7,500,000	(714,044)	7,500,000	(1,087,929)
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI.	15,395,443	29,415	14,651,535	(154,790)	13,464,756	594,647
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	6,540,220	1,337,837	6,540,220	465,926	3,540,220	194,617
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in yen.	7,359,585	1,355,238	9,065,955	2,501,122	9,024,917	2,257,289
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month yen LIBOR + spread.	2,602,020	559,122	2,798,080	1,077,980	4,942,840	1,496,481
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	11,142,406	(1,251,488)	11,072,601	1,195,174	7,474,641	2,500,303
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	60,401,367	52,516	64,947,004	(1,912,486)	57,553,996	155,830
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Pound sterling.	8,880,564	(403,796)	9,549,707	(962,527)	8,434,833	(898,007)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in Pound sterling.	8,460,559	501,881	8,303,764	709,367	7,131,134	62,149
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	10,500,232	803,148	6,694,755	763,465	5,913,180	564,678
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in AUD.	2,022,550	132,749	—	—	—	—
Natural Gas Swaps	PEMEX Receives fixed	(505,595)	159,110	(3,892,635)	607,768	(5,847,889)	(2,607,415)
Natural Gas Swaps	PEMEX Receives floating	498,239	(153,745)	3,871,097	(605,139)	5,752,408	2,552,921
Natural Gas Options	PEMEX Long Put	—	—	—	—	91,155	38,502
Natural Gas Options	PEMEX Short Put	—	—	—	—	(91,155)	(38,849)
Natural Gas Options	PEMEX Long Call	374,048	13,979	1,016,230	6,062	987,111	26,500
Natural Gas Options	PEMEX Short Call	(374,461)	(13,733)	(1,016,670)	(6,064)	(987,102)	(26,438)
Digital Natural Gas Options	PEMEX Long Put	—	—	—	—	99,198	13,360
Digital Natural Gas Options	PEMEX Short Put	—	—	—	—	(99,198)	(13,493)
Digital Natural Gas Options	PEMEX Long Call	—	—	—	—	146,033	1
Digital Natural Gas Option	PEMEX Short Call	—	—	—	—	(146,033)	(1)
Interest Rate Swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	902,745	(81,142)	521,073	(49,548)	—	—
Exchange Rate Forward	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	11,765,925	(41,795)	14,513,974	(277,370)	—	—
Stock Options	PEMEX Long Put, Short Call and Long Call.	38,140,000 shares	1,433,769	57,204,240 shares	61,998	—	—

Subtotal			2,149,619		4,166,987		7,345,169

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

		December 31, 2012		December 31, 2011		January 1, 2011
DFI	Market	Volume (MMb)	Fair Value	Volume (MMb)	Fair Value	Volume (MMb)	Fair Value
Petroleum Swaps Petroleum	Exchange Traded	(1.8)	24,073	(3.3)	(71,472)	(0.3)	(4,100)
Petroleum Swaps Petroleum	OTC	—	—	(0.6)	(23,473)	(0.6)	(9,520)

Subtotal			24,073		(94,945)		(13,620)

Total			2,173,692		4,072,042		7,331,549

The exchange rate for U.S. dollars as of December 31, 2012 and 2011 and as of January 1, 2011 was Ps. 13.0101, Ps. 13.9904 and Ps. 12.3571 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2012 and 2011 and as of January 1, 2011 was Ps. 17.1968, Ps. 18.1595 and Ps. 16.5733 per euro, respectively.

As of December 31, 2012 and 2011, PEMEX recognized a net loss of Ps. 6,257,648 and Ps. 1,419,183 respectively, in finance cost with respect to DFIs treated as instruments entered into for trading purposes.

In addition, as of December 31, 2012 and 2011, PEMEX recognized a loss of Ps. 277,042, recorded in finance cost, corresponding to its embedded derivatives related to the Repsol shares it purchased in 2011.

The following table presents the location on the statement of financial position and the fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2012 and 2011 and as of January 1, 2011:

	Derivatives Assets
		Fair Value
	Location in Statement of Financial Position	December 31, 2012		December 31, 2011
Derivatives not designated as hedging instruments
Embedded Derivatives	Derivative financial instruments	Ps.	—	Ps	—
Forwards	Derivative financial instruments		—		—
Futures	Derivative financial instruments		—		—
Stock Options	Derivative financial instruments		1,433,769		3,365,212
Natural Gas Options	Derivative financial instruments		13,979		6,061
Equity Swaps	Derivative financial instruments		31,762		2,374,152
Cross-currency Swaps	Derivative financial instruments		7,211,988		8,442,584
Natural Gas Swaps	Derivative financial instruments		159,110		607,768
Petroleum Product Swaps	Derivative financial instruments		80,908		116,651
Propane Swaps	Derivative financial instruments		—		—
Interest Rate Swaps	Derivative financial instruments		—		—
Others	Derivative financial instruments		118,637		5,255

Total Derivatives not designated as hedging instruments			9,050,153		14,917,683

Total Assets		Ps.	9,050,153	Ps.	14,917,683

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Derivatives Assets
		Fair Value
	Location in Statement of Financial Position	January 1, 2011
Derivatives not designated as hedging instruments
Embedded Derivatives	Derivative financial instruments	Ps.	—
Forwards	Derivative financial instruments		—
Futures	Derivative financial instruments		—
Stock Options	Derivative financial instruments		—
Natural Gas Options	Derivative financial instruments		78,363
Equity Swaps	Derivative financial instruments		1,703,455
Cross-currency Swaps	Derivative financial instruments		10,195,833
Natural Gas Swaps	Derivative financial instruments		2,607,414
Petroleum Product Swaps	Derivative financial instruments		4,902,326
Propane Swaps	Derivative financial instruments		—
Interest Rate Swaps	Derivative financial instruments		—
Others	Derivative financial instruments		70,431

Total Derivatives not designated as hedging instruments			19,557,822

Total Assets			Ps. 19,557,822

	Derivatives Liabilities
		Fair Value
	Location in Statement of Financial Position	December 31, 2012		December 31, 2011
Derivatives not designated as hedging instruments
Embedded Derivatives	Derivative financial instruments	Ps.	—	Ps.	—
Forwards	Derivative financial instruments		(41,795)		(277,370)
Futures	Derivative financial instruments		—		—
Stock Options	Derivative financial instruments		—		(3,303,214)
Natural Gas Options	Derivative financial instruments		(13,733)		(6,063)
Equity Swaps	Derivative financial instruments		(2,062,429)		(871,669)
Cross-currency Swaps	Derivative financial instruments		(4,095,366)		(4,775,538)
Natural Gas Swaps	Derivative financial instruments		(153,746)		(605,139)
Petroleum Product Swaps	Derivative financial instruments		(9,490)		(45,040)
Propane Swaps	Derivative financial instruments		—		—
Interest Rate Swaps	Derivative financial instruments		(333,919)		(805,981)
Others	Derivative financial instruments		(42,333)		(10,934)

Total Derivatives not designated as hedging instruments			(6,752,811)		(10,700,948)

Total Liabilities		Ps.	(6,752,811)	Ps.	(10,700,948)

Net Total		Ps.	2,297,342	Ps.	4,216,735

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Derivatives Liabilities
		Fair Value
	Location in Statement of Financial Position	January 1, 2011
Derivatives not designated as hedging instruments
Embedded Derivatives	Derivative financial instruments	Ps.	—
Forwards	Derivative financial instruments		—
Futures	Derivative financial instruments		—
Stock Options	Derivative financial instruments		—
Natural Gas Options	Derivative financial instruments		(78,780)
Equity Swaps	Derivative financial instruments		(8,079)
Cross-currency Swaps	Derivative financial instruments		(3,133,225)
Natural Gas Swaps	Derivative financial instruments		(2,552,921)
Petroleum Product Swaps	Derivative financial instruments		(4,859,811)
Propane Swaps	Derivative financial instruments		—
Interest Rate Swaps	Derivative financial instruments		(1,223,281)
Others	Derivative financial instruments		(104,800)

Total Derivatives not designated as hedging instruments			(11,960,897)

Total Liabilities		Ps.	(11,960,897)

Net Total		Ps.	7,596,925

The following table presents the gain (loss) recognized in income on PEMEX’s DFIs for the years ended December 31, 2012 and 2011, and the line location in the financial statements of such gains and losses.

	Location of Gain (Loss) Recognized in Statement of Operations on Derivatives	Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives
		2012		2011
Derivatives not designated as hedging instruments
Embedded Derivatives	Finance cost	Ps.	—	Ps.	(277,042)
Forwards	Finance cost		(120,753)		(280,248)
Futures	Finance cost		(1,098,645)		(1,880,401)
Stock Options	Finance cost		1,418,503		(1,275,188)
Natural Gas Options	Finance cost		6,402		31,451
Equity Swaps	Finance cost		(7,211,961)		2,129,389
Cross-currency Swaps	Finance cost		664,773		571,822
Natural Gas Swaps	Finance cost		1,472		71,071
Petroleum Product Swaps	Finance cost		(130,662)		(594,694)
Propane Swaps	Finance cost		205,366		—
Interest Rate Swaps	Finance cost		(103,123)		(192,618)
Others	Finance cost		110,980		233

Total		Ps.	(6,257,648)	Ps.	(1,696,225)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(c)	Fair value hierarchy

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

The following tables present information about PEMEX’s assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2012 and 2011 and January 1, 2011.

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total as of December 31, 2012
Assets:
Derivative financial instruments	Ps. —	Ps. 9,050,153	Ps. —	Ps. 9,050,153
Available-for-sale financial assets	15,771,202	57	—	15,771,259
Permanent investments in shares of non-consolidated companies, associates and others	—	17,251,595	—	17,251,595

Liabilities:
Derivative financial instruments	—	(6,752,811)	—	(6,752,811)

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total as of December 31, 2011
Assets:
Derivative financial instruments	Ps. —	Ps. 14,917,683	Ps. —	Ps. 14,917,683
Available-for-sale financial assets	24,655,980	—	—	24,655,980
Permanent investments in shares of non-consolidated companies, associates and others	—	15,669,603	—	15,669,603

Liabilities:
Derivative financial instruments	—	(10,700,948)	—	(10,700,948)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total as of January 1, 2011
Assets:
Derivative financial instruments	Ps. —	Ps.19,557,822	Ps. —	Ps.19,557,822
Permanent investments in shares of non-consolidated companies, associates and others	—	13,555,269	—	13,555,269

Liabilities:
Derivative financial instruments	—	(11,960,897)	—	(11,960,897)

Where directly comparable market quotes are not available to measure the fair value of PEMEX’s financial instruments, PEMEX uses Level 2 valuation to calculate fair value based on quotes from major market sources. These market quotes are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives

The estimated fair value of the remaining financial assets and liabilities, as of December 31, 2012 and 2011 and as of January 1, 2011 in nominal terms, was as follows:

	December 31, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Assets:
Cash and cash equivalents	Ps. 119,234,891	Ps. 119,234,891	Ps.114,976,547	Ps.114,976,547
Accounts, notes receivable and other	133,009,511	133,009,511	155,607,486	155,607,486

Liabilities:
Suppliers	61,513,451	61,513,451	53,313,171	53,313,171
Accounts and accumulated expenses payable	9,315,539	9,315,539	13,163,140	13,163,140
Taxes payable	43,980,843	43,980,843	65,770,459	65,770,459
Current portion of long-term debt	114,241,005	114,241,005	110,497,449	110,497,449
Long-term debt	672,617,595	719,937,119	672,657,167	678,196,479

	January 1, 2011
	Carrying value	Fair value
Assets:
Cash and cash equivalents	Ps.131,196,355	Ps.131,196,355
Accounts, notes receivable and other	120,887,383	120,887,383

Liabilities:
Suppliers	43,474,439	43,474,439
Accounts and accumulated expenses payable	11,723,183	11,723,183
Taxes payable	52,565,900	52,565,900
Current portion of long-term debt	89,554,617	89,554,617
Long-term debt	574,790,467	573,067,833

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The fair values of the financial current assets and current liabilities presented in the table above appear for informational purposes only and most of these assets and liabilities fall under Level 1 of the fair value hierarchy.

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

NOTE 14—EMPLOYEE BENEFITS:

PEMEX has established defined benefit plans for the retirement of its employees, to which only the employer contributes. Benefits under these plans are based on an employee’s salary and years of service completed at retirement. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework of the plan assets does not establish minimum funding requirements. PEMEX has also established plans for other post-employment benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services to retired employees and their dependents and cash provided for basic necessities.

PEMEX fund its employees benefits through Mexican trusts, the resources of which come from the seniority premium item of the Mexican Government’s budget, or any other item that substitutes or relates to this item, or that is associated to the same item and the interests, dividends or capital gains obtained from the investments of the trusts.

During 2012 there were no changes to the benefits of the plans, nor was any reduction events and early extinguishment of employee benefit obligations.

The following table show the amounts associated with PEMEX’s labor obligations:

	December 31,		January 1,
	2012	2011	2011
Liability for defined benefits at retirement and post-employment at the end of the year	Ps. 1,270,595,644	Ps. 849,254,113	Ps. 784,122,775
Liability for other long-term benefits	17,945,115	12,824,520	12,112,941

Total liability for defined benefits recognized in the statement of financial consolidated position at the end of the year	Ps. 1,288,540,759	Ps. 862,078,633	Ps. 796,235,716

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The following tables contain detailed information regarding PEMEX’s retirement and post-employment benefits:

Changes in the Liability for Defined Benefits

	2012		2011
Liability for defined benefits at the beginning of year	Ps.	849,254,113	Ps.	784,122,775
Charge to income for the year		91,481,743		83,383,573
Defined benefits paid by the fund		(4,490,055)		(4,311,958)
Contributions paid to the fund		(30,796,230)		(28,868,232)
Actuarial losses in other comprehensive result due to variances in assumptions		365,146,073		14,927,955

Defined benefit liabilities at end of year	Ps.	1,270,595,644	Ps.	849,254,113

In 2012, the net actuarial loss of Ps. 365,146,073 was primarily due to the following modifications to the actuarial assumptions: (i) decreases in the discount rate and the rate of return of plan assets, from 8.65% in 2011 to 6.90% in 2012; (ii) a rise in the rate of increase of the price of gasoline, from 4.50% in 2011 to 7.10% in 2012; and (iii) a decrease in the inflation rate of the consumer food basket, from 5.00% in 2011 to 4.50% in 2012.

Changes in Plan Assets

	2012		2011
Plan assets at the beginning of year	Ps.	4,977,231	Ps.	4,258,341
Expected return on plan assets		1,187,856		1,029,227
Payments by the fund		(31,490,428)		(28,763,517)
Company contributions to the fund		30,796,230		28,868,231
Actuarial gains in plan assets		(421,664)		(415,051)

Plan assets at the end of the year	Ps.	5,049,225	Ps.	4,977,231

Changes in Defined Benefit Obligations

	2012		2011
Defined benefit obligations at the beginning of year	Ps.	854,161,562	Ps.	788,319,480
Service costs		20,518,547		18,446,939
Financing costs		71,820,624		65,946,890
Past service costs		7,745		—
Payments by the fund		(35,915,595)		(33,075,474)
Actuarial gains (remeasurements) in accumulated defined benefit obligations (“OBD”) derived from changes in financial hypotheses		365,051,984		14,523,727

Defined benefit obligations at the end of year	Ps.	1,275,644,867	Ps.	854,161,562

The asset ceiling test was not applied because there was a deficit of labor liabilities at the beginning and end of the year.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The effect of an increase or decrease of one percentage point in the assumed variation rate is a 15.43% decrease or a 20.18% increase in defined benefit obligations, respectively. The effect of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services point is a 26.69% increase or a 19.89% decrease in defined benefit obligations, respectively.

Assumptions regarding future mortality are based on the mortality table published by the Comisión Nacional de Seguros y Fianzas (National Commission of Insurance and Bonds), as recommended by the SHCP.

The effects discussed above were determined using the projected unit credit method, which is the applied in prior years.

The expected contribution to the fund for next year amounts to Ps. 35,025,900.

The average length of a defined benefit obligation is 18.08 years.

PEMEX’s plan assets are held in two trusts, the Fondo Laboral Pemex (“FOLAPE”) and the Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S.A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

As of December 31, 2012 and 2011 and as of January 1, 2011, the amounts and types of plan assets are as follows:

	December 31,				January 1, 2011
	2012		2011
Cash and cash equivalents	Ps.	3,017,245	Ps.	2,942,602	Ps.	2,579,057
Equity instruments		410,357		379,563		335,075
Debt instruments		1,621,623		1,655,066		1,344,208

Total plan assets	Ps.	5,049,225	Ps.	4,977,231	Ps.	4,258,340

The following tables present additional fair value disclosure about plan assets as of December 31, 2012 and 2011 and as of January 1, 2011:

	Fair Value Measurements as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
Asset Category:
Cash and cash equivalents	Ps.	3,017,245	Ps.	—	Ps.	—	Ps.	3,017,245
Equity instruments		410,357		—		—		410,357
Debt instruments		1,621,623		—		—		1,621,623

Total	Ps.	5,049,225	Ps.	—	Ps.	—	Ps.	5,049,225

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Fair Value Measurements as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
Asset Category:
Cash and cash equivalents	Ps.	2,942,602	Ps.	—	Ps.	—	Ps.	2,942,602
Equity instruments		379,563		—		—		379,563
Debt instruments		1,655,066		—		—		1,655,066

Total	Ps.	4,977,231	Ps.	—	Ps.	—	Ps.	4,977,231

	Fair Value Measurements as of January 1, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
Asset Category:
Cash and cash equivalents	Ps.	2,579,057	Ps.	—	Ps.	—	Ps.	2,579,057
Equity instruments		335,075		—		—		335,075
Debt instruments		1,344,208		—		—		1,344,208

Total	Ps.	4,258,340	Ps.	—	Ps.	—	Ps.	4,258,340

As of December 31, 2012 and 2011 and as of January 1, 2011, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,		January 1, 2011
	2012	2011
Rate of increase in salaries	5.10%	5.10%	5.10%
Rate of increase in pensions	4.60%	4.60%	4.60%
Rate of increase in medical services	6.79%	6.36%	5.93%
Inflation assumption	4.00%	4.00%	4.00%
Discount rate	6.90%	8.65%	8.57%

(d)	Other long-term benefits

PEMEX has established other long-term benefit plans for its employees, to which employees do not contribute, which correspond to the same seniority premiums payable for disability. Benefits under these plans are based on an employee’s salary and years of service completed at separation. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework does not set forth any minimum funding requirements.

During the year under review there were no changes to plan benefits, nor was any reduction events and early extinguishment of employee benefit obligations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The amounts recognized for these obligations in the statements of comprehensive income for the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
Liabilities / (Assets) Defined benefit at the beginning of year	Ps.	12,824,520	Ps.	12,112,941
Charge to income for the year		2,086,252		2,090,801
Defined Benefit Payments		—		—
Gain (loss) from Actuarial charge to income		3,034,342		(1,379,222)

Liabilities / (Assets) Defined benefit at the end of year	Ps.	17,945,114	Ps.	12,824,520

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,		January 1, 2011
	2012	2011
Rate of increase in salaries	5.10%	5.10%	5.10%
Inflation assumption	4.00%	4.00%	4.00%
Discount rate	6.90%	8.65%	8.57%

NOTE 15—PROVISIONS:

At December 31, 2012, 2011 and January 1, 2011, the provisions for sundry creditors and others is as follows:

	December 31,				January 1,
	2012		2011		2011
Provision for plugging of wells	Ps.	48,153,060	Ps.	42,507,002	Ps.	37,698,629
Provision for trails in process		9,977,366		8,421,697		8,430,796
Provision for environmental costs		5,672,368		5,527,919		5,297,933

	Ps.	63,802,794	Ps.	56,456,618	Ps.	51,427,358

The following tables show the allowance account for dismantling of wells, trials in progress and environmental costs:

	Dismantling of wells
	December 31,
	2012		2011
Balance at the beginning of the period	Ps.	42,507,002	Ps.	37,698,629
Additions against fixed assets		2,547,962		(1,413,855)
Discount rate against income		3,552,924		6,598,215
Deductions		(454,828)		(375,987)

Balance at the end of the period	Ps.	48,153,060	Ps.	42,507,002

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

	Trials in progress
	December 31,
	2012		2011
Balance at the beginning of the period	Ps.	8,421,697	Ps.	8,430,796
Additions against fixed assets		2,452,104		1,112,555
Discount rate against income		(724,716)		(960,989)
Deductions		(171,719)		(160,665)

Balance at the end of the period	Ps.	9,977,366	Ps.	8,421,697

	Environmental costs
	December 31,
	2012		2011
Balance at the beginning of the period	Ps.	5,527,919	Ps.	5,297,933
Additions against fixed assets		1,489,955		1,832,152
Discount rate against income		(971,469)		(719,852)
Deductions		(374,037)		(882,314)

Balance at the end of the period	Ps.	5,672,368	Ps.	5,527,919

Provision for dismantling

Pemex records a provision at present value for the future dismantlement cost of an oil production facility or pipeline at the time that it is built.

The dismantling provision represents the present value of dismantling costs related to oil and gas properties. These provisions have been created based on internal estimates of PEMEX. PEMEX has made certain assumptions based on the current economic environment that PEMEX believes provide a reasonable basis on which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes in the assumptions. However, actual dismantling costs in the long run will depend on future market prices for the necessary dismantling work, which reflect market conditions at the time the work is being performed.

Moreover, the time of dismantling depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas.

NOTE 16—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiary Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. Under this fiscal regime, Pemex-Exploration and Production’s contribution scheme continues to be governed by the Ley Federal de Derechos (Federal Duties Law), while the fiscal regime for PEMEX (other than Pemex-Exploration and Production) is determined by the Ley de Ingresos de la Federación (Federal Revenue Law).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

This regime was modified in each of 2007, 2008, 2009, 2010 and 2011. In addition, new modifications entered into effect on January 1, 2012, including the following:

i.	Campos marginales (“marginal fields”), as defined by the Federal Duties Law or authorized by the SHCP, were added to the “special regime” of taxes consisting of the Special Hydrocarbons Duty, the Additional Hydrocarbons Duty and the Extraction of Hydrocarbons Duty. The taxes applicable to marginal fields vary depending on the level of production of the field, with production above a certain threshold subject to the special regime and production below the threshold subject to the general regime, including the Ordinary Hydrocarbons Duty. The special regime previously applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

ii.	In 2011, the list of fields defined as marginal fields was published in a transition law, which provided that the SHCP would authorize any modifications to such list by November 30 of each year for the following fiscal year.

iii.	The Additional Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Special Hydrocarbons duty will apply to all production from the Paleocanal de Chicontepec (both segregated and general fields) and the deep waters in the Gulf of Mexico, and to production from marginal fields in excess of an annual “base” level of production.

The fiscal regime for PEMEX for 2012 contemplates the following duties:

(a)     Ordinary Hydrocarbons Duty (“DOSH”)—During 2012 and 2011, the applicable rates of this duty were 71.5% and 72.5%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2012, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 233,925,606, Ps. 233,925,517 and Ps. 278,417,852, respectively, totaling Ps. 747,623,002, with an outstanding amount of Ps. 1,354,027 which was credited to the annual payment of the DOSH. During 2011, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 184,499,470, Ps. 184,499,432 and Ps. 363,571,787, respectively, totaling Ps. 732,570,689, which was credited towards the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a “temporary difference”, in accordance with IAS 12, “Income Taxes” (“IAS 12”). These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize. These deductions will expire in 2017.

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

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(c)     Extraordinary Duty on Crude Oil Exports—This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law (U.S. $85.00 during 2012 and U.S. $65.00 during 2011), times (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d)     Duty for Scientific and Technological Research on Energy—During 2012 and 2011, this duty was applied at a rate of 0.65% and 0.50%, respectively, to the value of the extracted production of crude oil and natural gas for the year.

(e)     Duty for Oil Monitoring—This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year.

(f)     Extraction of Hydrocarbons Duty—In 2012 this duty was applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i.	Fields in the Paleocanal de Chicontepec as a whole.

ii.	Fields in the Paleocanal de Chicontepec that have been segregated under the Federal Duties Law.

Since October 2011, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or the “NHC”) segregated 29 of the fields in Chicontepec, pursuant to the authorization of the SHCP.

Effective January 1, 2012, the Remolino was categorized as a marginal field, and is therefore no longer a segregated field in Chicontepec.

iii.	The deep waters in the Gulf of Mexico (during 2012, no crude oil or natural gas was produced from such fields).

iv.	Marginal fields, on with respect to the value of the production above a certain annual base production threshold. The base production from these fields is subject to the general regime pursuant to Articles 254 to 257 of the Federal Duties Law.

In each case, certain deductions are subtracted from the amount owed. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(g)     Special Hydrocarbons Duty—This duty is applied at a rate of 30% to the value of the crude oil and natural gas extracted from the fields covered in Note 16(f) above, minus certain permitted deductions (including specific investments, certain expenses and costs, among others).

Production above a threshold of 240 million barrels of crude oil equivalent is taxed at a rate of 36% of the value that exceeds this threshold.

The permitted deductions for certain costs, expenses and investments may not exceed 60% of the value of the crude oil and natural gas extracted annually from these fields.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(h)     Additional Hydrocarbons Duty—This duty is determined by applying a 52% rate to the amount realized in excess of U.S. $67.31 and U.S. $63.91 (for 2012 and 2011, respectively) per barrel of crude oil. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. Producer Price Index.

(i)     Hydrocarbons Exploration Tax—This duty applies a fee of 0.03% on the annual value of crude oil and natural gas extracted during the year. The fee is assessed on an annual basis, but is to be paid in advance monthly installments within seven business days following the end of each month. Collections of this duty are directed to the budget of the NHC. The Hydrocarbons Exploration Tax for 2012 will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2013, and the monthly advance payments made during the fiscal year will be credited to that amount.

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

Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax, which is generated when the prices at which PEMEX is required to sell gasoline and diesel in the domestic market are lower than international market prices, against other taxes and payments to which PEMEX is also subject. In 2012 and 2011, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. As a result of this credit, PEMEX recognized in 2012 and 2011 approximately Ps. 214,102,498 and Ps. 178,861,838 in other revenues, respectively.

(k)     Hydrocarbon Income Tax (“IRP”)—This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2012 and 2011, PEMEX generated an IRP as follows:

	December 31,
	2012		2011
Current IRP	Ps.	3,176,510	Ps.	555,335
Deferred IRP		(783,591)		(1,232,725)

Total IRP	Ps.	2,392,919	Ps.	(677,390)

During 2012 Petróleos Mexicanos and the Subsidiary Entities, other than Pemex-Exploration and Production, made aggregate daily and weekly payments of Ps. 758,718 and Ps. 758,854, respectively, as determined by the SHCP, for an overall total of Ps. 1,517,572 credited to the annual payment of the IRP. During 2011, the aggregate daily and weekly payments determined by the SHCP were Ps. 750,805 and Ps. 750,672, respectively, for an overall total of Ps. 1,501,477 credited to the annual payment.

The 2012 IRP will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2013, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

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

The principal factors generating the deferred IRP are the following:

	December 31,				January 1, 2011
	2012		2011
Deferred IRP asset:
Advances from customers	Ps.	49,907	Ps.	43,948	Ps.	38,530
Provision for contingencies and others(1)		348,481		442,663		214,320
Environmental reserve		223,204		5,857		5,857
Valuation of accounts receivable		—		33,880		30,882
Valuation of inventories		—		74,693		64,236

Total deferred IRP asset, net		621,592		601,041		353,825
Deferred IRP liability:
Prepaid insurance accrual		—		—		(10,681)
Properties, plant and equipment		(25,196,617)		(25,959,657)		(26,934,485)

Total deferred IRP liability, net		(25,196,617)		(25,959,657)		(26,945,166)
Net long-term deferred IRP liability	Ps.	(24,575,025)	Ps.	(25,358,616)	Ps.	(26,591,341)

(1)	Includes deferred IRP from Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals.

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	December 31,
	2012		2011
Expected IRP expense (benefit)	Ps.	5,945,580	Ps.	2,126,212
Increase (decrease) resulting from:
Tax effect of inflation, net		(835,493)		(1,416,820)
Difference between accounting and tax depreciation		(813,093)		(1,214,613)
Non-taxable loss sharing in subsidiaries, associates and others		(3,070,490)		(779,667)
Non-deductible expenses		809,303		681,254
Other, net		357,112		(73,756)

IRP expense	Ps.	2,392,919	Ps.	(677,390)

(l)	Value Added Tax (“VAT”)—For VAT purposes, final monthly payments are determined based on PEMEX’s cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(m)	Income Tax—Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or income tax liability.

For the years ended December 31, 2012 and 2011, the Subsidiary Companies incurred the following income tax expense (benefit):

	December 31,
	2012		2011
Current income tax	Ps.	1,664,257	Ps.	3,281,445
Deferred income tax		190,852		356,589

	Ps.	1,855,109	Ps.	3,638,034

The principal factors generating the deferred income tax are the following:

	December 31,				January 1, 2011
	2012		2011
Deferred income tax asset:
Provisions	Ps.	47,081	Ps.	580,041	Ps.	1,163,237
Employee benefits		295,449		72,553		69,661
Advance payments from clients		99,639		16,736		36,759
Losses from prior years		822,924		108,236		21,691
Non-recoverable accounts		24,541		26,390		24,721
Derivative financial instruments		24,771		15,065		99,012

Total deferred income tax asset		1,314,405		819,021		1,415,081
Deferred income tax liability:
Properties, plant and equipment		(2,167,435)		(1,980,064)		(2,777,753)
Other		(773,863)		(542,213)		(13,741)

Total deferred income tax liability		(2,941,298)		(2,522,277)		(2,791,494)

Net long-term deferred income tax liability	Ps.	(1,626,893)	Ps.	(1,703,256)		Ps. (1,376,413)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	December 31,
	2012		2011
Expected income tax expense	Ps.	1,422,051	Ps.	3,319,998
Increase (decrease) resulting from:
Tax effect of inflation, net		(30,714)		24,352
Difference between accounting and tax depreciation		278,347		(4,569)
Non-deductible expenses		2,107		153,856
Others, net(1)		183,318		144,397

Income tax expense	Ps.	1,855,109	Ps.	3,638,034

(1)    The deferred tax effect of gains and losses from PMI CIM’s performance is presented in profit (loss) comprehensive income in the amount of Ps. 267,215 and Ps. 29,746 in 2012 and 2011, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

NOTE 17—EQUITY (DEFICIT):

(a)	Certificates of Contribution “A”—permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board.

In December 1997, the Board and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2012, the value of the Certificates of Contribution “A” was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318).

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

Amount
Certificates of Contribution “A”	Ps. 10,222,463
Inflation restatement increase through December 31, 2007	39,382,372

Certificates of Contribution “A” in pesos of December 31, 2007 purchasing power	Ps. 49,604,835

Regarding equity and other equity items, PEMEX recognized the effects of inflation in the preparation of its consolidated financial statements until December 31, 1997, the last year in which the economy was deemed as hyperinflationary in accordance with IAS 29, “Financial Reporting in Hyperinflationary Economies”, under IFRS.

(b)	Mexican Government’s contributions

During 2009, due to certain changes in the fiscal regime of Petróleos Mexicanos, the SHCP requested the return of Ps. 40,104 as reimbursement of funds that had been received by Petróleos Mexicanos in 2008 under Article 19, Fraction IV, clause c of the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability). Additionally, PEMEX received under the terms of the same provision a payment in the amount of Ps. 12,600 during the 2008 fiscal year, which was applied toward implementation of programs and investments in infrastructure projects. In addition, PEMEX capitalized an amount of Ps. 494,714, corresponding to interest earned at the end of 2009 on funds provided by the Mexican Government for use in infrastructure works, resulting in an overall increase in equity of Ps. 467,210 for the year.

During 2010, PEMEX capitalized an amount of Ps. 122, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works in accordance with the Federal Law of Budget and Fiscal Accountability, Article 19, Fraction IV, clauses b and c. In 2012 and 2011, PEMEX did not receive any funds from the Mexican Government under this provision.

(c)	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock. During 2012 and 2011, the Subsidiary Companies made no contributions to such legal reserve funds.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(d)	Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX’s institutional strategy, including through the adoption in November 2008 of amendments to PEMEX’s legal framework, which permit it greater autonomy in decision making and enhanced operational viability.

(e)	Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd. are included in these consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. are presented in the consolidated statements of changes in equity (deficit) as “non-controlling interests”, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the consolidated statement of comprehensive income, due to the fact that PEMEX does not currently own any of the shares of Pemex Finance, Ltd.

As of December 31, 2012 and 2011 and as of January 1, 2011, non-controlling interests represented Ps. 698,453, Ps. 998,632 and Ps. 1,091,335, respectively, of PEMEX’s equity.

NOTE 18—FINANCE COST:

At December 31, 2012 and 2011, the financing cost, was as follows:

	2012	2011
Earnings by derivative financial instruments	Ps. 20,683,047	Ps. 26,386,424
Interest income	2,531,791	4,197,810
Interest expense	(46,010,543)	(35,153,558)
Expense by derivative financial instruments	(26,940,695)	(28,082,649)

Net financing cost	Ps. (49,736,400)	Ps. (32,651,973)

NOTE 19—RELATED PARTIES:

All significant intercompany balances and transactions have been eliminated in the consolidation of PEMEX’s financial statements. Balances and transactions with related parties are mainly due to: (i) sale and purchase of products, (ii) administrative services rendered and (iii) financial loans among related parties. The terms and conditions of transactions with related parties were no more favorable than those available to other parties on an arm’s length basis.

Under the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), PEMEX’s directors and employees are obligated to “recuse

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof.”

Related parties include individuals and companies that do not form part of PEMEX, but that could take advantage of being in a privileged position as a result of their relation with PEMEX. Also included are situations in which PEMEX could take advantage of a special relationship in order to benefit its financial position or results of operations.

Prior to his appointment as Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, held ownership interests in companies that have entered into franchise agreements with Pemex-Refining for the sale and purchase of gasoline and other products, as well as the performance of other related activities. As of the date of these consolidated financial statements, their ownership interests are as follows:

Company	Name	Ownership Share
Servicio Cozumel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	60%
	Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
	Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
Planta de Combustible Cozumel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra (father of Mr. Joaquín Coldwell)	60%
Gasolinera y Servicios Juárez, S.A. de C.V	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra	40%
	Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	20%
Combustibles Caleta, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	20%
	Mr. Pedro Oscar Joaquín Delbouis	20%
	Mr. Nassim Joaquín Delbouis	20%
	Mr. Fausto Nassim Joaquín Ibarra	20%
	Mr. Ignacio Nassim Ruiz Joaquín	20%
Combustibles San Miguel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%
Combustibles Tatich, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%
These franchise agreements are based on PEMEX’s standard forms of franchise agreements and contain the standard terms and conditions applicable to all of Pemex-Refining’s franchises.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The following tables show the accounts receivable and accounts payable with related parties at December 31, 2012 and 2011 and as of January 1, 2011. All of the companies included in the tables are considered to be partners or affiliates of PEMEX.

	December 31,				January 1, 2011
	2012		2011
Accounts receivable:
Terrenos Para Industrias, S.A.	Ps.	19,019	Ps.	18,976	Ps.	18,955
TDF, S. de R.L. de C.V.		4,202		—		—

Total accounts receivable	Ps.	23,221	Ps.	18,976	Ps.	18,955

	December 31,				January 1, 2011
	2012		2011
Accounts payable:
Gasoductos de Tamaulipas, S. de R.L. de C.V.	Ps.	118,034	Ps.	115,977	Ps.	—
Gasoductos de Chihuahua, S. de R.L. de C.V.		871		1,280		3,362
TDF, S. de R.L. de C.V.		—		31,086		—

Total accounts payable	Ps.	118,905	Ps.	148,343	Ps.	3,362

(a)	Compensation of Directors and Officers

For the years ended December 31, 2012 and 2011, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 167,800 and Ps. 154,400, respectively. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2012 and 2011 to the professional members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities was approximately Ps. 13,600 and Ps. 13,700, respectively.

(b)	Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers’ Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months’ salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2012 was Ps. 21,785, at December 31, 2011 was Ps. 18,259 and at January 1, 2011 was Ps. 17,330. As of March 31, 2013, the aggregate amount of salary advances outstanding to PEMEX’s executive officers was Ps. 20,317.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

NOTE 20—COMMITMENTS:

(a)	PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b)	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2012 and 2011, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 11,169,054 and Ps. 14,190,684, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract. Estimated future payments under this contract for upcoming fiscal years are as follows:

2013	Ps.	1,347,768
2014		1,371,538
2015		1,406,223
2016		827,442
2017		591,335
More than 5 years		5,624,748

Total	Ps.	11,169,054

(c)	During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern region. The term of this contract runs until 2017. As of December 31, 2012 and 2011, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 617,055 and Ps. 1,179,745, respectively. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract. Estimated future payments under this contract for upcoming fiscal years are as follows:

2013	Ps.	123,672
2014		123,672
2015		123,672
2016		123,802
2017		122,237

Total	Ps.	617,055

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(d)	As of December 31, 2012, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed works, it has no payment obligations under the contracts. As of December 31, 2012 and 2011, the estimated value of these contracts was as follows:

Contract date	Block	2012		2011
February 9, 2004	Olmos	U.S. $	297,890	U.S. $	299,072
November 21, 2003	Cuervito		45,558		78,297
November 28, 2003	Misión		639,002		787,156
November 14, 2003	Reynosa-Monterrey		1,966,108		1,995,904
December 8, 2003	Fronterizo		72,948		104,645
March 23, 2005	Pirineo		348,582		382,378
April 3, 2007	Nejo		919,368		324,302
April 20, 2007	Monclova		718,545		157,371
May 12, 2008	Burgos VII		171,891		418,062

Total		U.S. $	5,179,892	U.S. $	4,547,187

(e)	In 2011, Pemex-Exploration and Production entered into three integrated exploration and production contracts (“Integrated E&P Contracts”) for the development of mature fields in the Magallanes, Santuario and Carrizo blocks in the Southern region of Mexico. In 2012, Pemex-Exploration and Production entered into five Integrated E&P Contracts for the development of fields in Arenque, Altamira, Pánuco, San Andrés and Tierra Blanca. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX’s cash flow from the particular block subject to each contract. As of December 31, 2012, PEMEX had not made payments pursuant to the Integrated E&P Contracts.

(f)	In 2012, Pemex-Exploration and Production contracted for the construction of two self-elevating offshore platforms for a total of approximately U.S. $509,116. Pemex-Exploration and Production has made an advance payment of U.S. $42,000 for each platform in order to initiate construction, which is estimated to take two years. The outstanding amount for the platforms will be paid through a financial lease for a period of 10 years, after which Pemex-Exploration and Production may exercise the option to purchase the platforms for a notional amount.

(g)	As of December 31, 2012 and 2011, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 470,232,689 and Ps. 350,247,891, respectively. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

NOTE 21—CONTINGENCIES:

(a)

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

equipment, maintenance, labor and materials. As of December 31, 2012 and 2011, the reserve for environmental remediation expenses totaled Ps. 5,672,368 and Ps. 5,527,919, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2012 and 2011, PEMEX had accrued a reserve of Ps. 9,977,365 and Ps. 8,421,697, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

•

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On December 14, 2011, CONPROCA filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On January 11, 2012, the ICA specified the amounts to be paid by the parties under the award; Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,170 and CONPROCA was ordered to pay U.S. $29,050 (not including financial expenses or taxes). On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On September 21, 2012, Petróleos Mexicanos and Pemex-Refining filed a response to CONPROCA’s motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing, which as of the date of this report is still pending. On December 11, 2012, the Eleventh District Civil Court ordered CONPROCA to refrain from any attempt to execute the arbitration award in Mexico or abroad. CONPROCA responded to the claim before the Eleventh District Civil Court on January 18, 2013, and on March 7, 2013, the evidentiary stage before this Court concluded. As of the date of this report, a hearing before the Eleventh District Civil Court is still pending.

•

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the Court issued a judgment recognizing the award and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. Pemex-Exploration and Production deposited U.S. $395,009 in an account of the Court on December 30, 2010 as a guarantee. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Federal District, requesting that the arbitration award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. On February 16, 2012, the Second Circuit Court of Appeals granted Pemex-Exploration and Production’s motion, and vacated the U.S. District Court’s judgment and remanded the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA then requested that the arbitration award be confirmed. On May 10, 2012, July 12, 2012, September 5, 2012 and September 19, 2012, hearings were held before the U.S. District Court. In March 2013, Pemex-Exploration and Production and COMMISA held a meeting to discuss the actionable claims COMMISA may have before Mexican courts, as well as the possibility of reaching an out-of-court settlement. As of the date of this report, a final resolution is still pending.

•

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Exploration and Production requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Sala Superior (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Exploration and Production to amend its claim. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which as of the date of this report has not been admitted by the Court.

•

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Refining requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Superior Court of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Refining to amend its claim. On January 18, 2013, Pemex-Refining filed a motion to amend its claim, which as of the date of this report has not been admitted by the Court.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

•

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts’ opinions. The Court then appointed an expert in raw sewage on behalf of the plaintiffs, who was granted an extension to file his opinion. As of the date of this report, the trial continues to be in the evidentiary stage.

•

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. On December 14, 2012, the plaintiffs filed documentary evidence, but the Court rejected their additional documentary evidence. On December 24, 2012 the Court admitted the additional documentary evidence that it had previously rejected. On January 18, 2013, Pemex-Exploration and Production filed an amparo (No. 105/2013) before the Juzgado Primero de Distrito (First District Court) in Tabasco against the resolution issued on December 24, 2012. This amparo was admitted on March 5, 2013. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 14, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. On August 24, 2011, the Court admitted economic and financial evidence and ordered Pemex-Exploration and Production to appoint its experts. On June 29, 2012, Pemex-Exploration and Production filed its experts’ opinions. As of the date of this report, the participation of the independent experts is still pending. The pleading stage will begin once the evidentiary stage concludes.

•

On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed a response to this claim. On August 22, 2011, the Court notified Pemex-Exploration and Production that the plaintiff had filed accountant and management expert opinions and ordered it to appoint its experts and file any necessary questionnaires. On January 2, 2013, Pemex-Exploration and Production’s experts filed their opinions with the Court. As of the date of this report, the trial is in the evidentiary stage.

•

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum rights concessions. On July 19, 2012, the Court rejected a motion filed by the defendants arguing that the court lacked

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, to appear before the Court. As of the date of this report, a response to this claim is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 22—SUBSEQUENT EVENTS:

During the period from January 1 to April 30, 2013, PEMEX participated in the following financing activities:

•	On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

•

On January 30, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023 under Petróleos Mexicanos’ U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In January 2013, PMI Trading obtained and repaid a loan for U.S. $150,000 bearing interest at 1.0412%.

•	On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

•	On March 12, 2013, PMI NASA obtained a loan for U.S. $37,997 bearing interest at 3.8%, which matures on January 27, 2022.

•

On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of Certificados Bursátiles due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In March 2013, PMI Trading obtained and repaid a loan for U.S. $50,000 bearing interest at 1.4217%.

•

Between January 1 and April 15, 2013, PMI HBV obtained U.S. $3,737,000 from its revolving credit line and repaid U.S. $3,297,000. As of April 15, 2013, the amount outstanding under this facility was U.S. $440,000.

On April 29, 2013, the Mexican peso-U.S. dollar exchange rate was Ps. 12.1231 per U.S. dollar, which represents a 7% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2012, which was Ps. 13.0101 per U.S. dollar.

On April 29, 2013, the weighted average price of the crude oil exported by PEMEX was U.S. $101.01 per barrel; this price increased by approximately 3.53% as compared to the average price as of December 31, 2012, which was U.S. $96.60 per barrel.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

As of December 31, 2012, PEMEX has valued and recorded the 59,804,431 Repsol shares acquired through PMI HBV as an available-for-sale asset. The market value of Repsol shares has increased approximately 16% from €15.335 per share as of December 31, 2012 to €17.75 per share as of April 29, 2013.

On January 31, 2013, an explosion took place at the B-2 building located in PEMEX’s headquarters (Centro Administrativo Pemex) in Mexico City. As a result of the incident, 37 people died and 120 were injured. In response, PEMEX activated its financial operations contingency system, which allowed its production processes and response and execution capacity to continue without any irregularities. Operations at PEMEX’s headquarters resumed on February 6, 2013, once experts had confirmed that doing so did not present any risks. As of the date of this report, the investigation into the causes of the incident is still ongoing.

NOTE 23—EXPLANATION OF TRANSITION TO IFRS:

As stated in Note 2, 2012 is the first year in which PEMEX has prepared its consolidated financial statements in accordance with IFRS. The accounting policies set out in Note 3 have been applied in preparing these consolidated financial statements as of and for the twelve months ended December 31, 2012, the comparative information as of and for the year ended December 31, 2011 and in the preparation of the opening statement of financial position at January 1, 2011 (PEMEX transition date).

(a)	Exemptions and exceptions in the adoption of IFRS

In order to determine its opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1 PEMEX, in accordance with IFRS 1, chose the following exemptions and exceptions:

Optional exemptions under IFRS

(i)	Exemption to use fair value as deemed cost for well, pipelines, plant and equipment items

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the transition date to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, provided that such book value is broadly comparable to (a) fair value or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value certain of its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS as their deemed cost. The net effect of the change in valuation of fixed assets is recognized against the initial balance of retained earnings (accumulated losses) under IFRS as of the transition date.

(ii)	Exemption for borrowing costs

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23, “Borrowing Costs” (“IAS 23”), which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively from the transition date.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(iii)	Exemption for accumulated currency translation effects

IFRS 1 permits the cancellation of accumulated gains and losses arising from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Mandatory exceptions under IFRS 1

(i)	Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously prepared under the entity’s former accounting principles basis, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

Other policy changes

(i)	Early adoption of IAS 19 (Revised), Employee Benefits (“IAS 19 Revised”)

PEMEX decided to make an early adoption of IAS 19 Revised, which eliminates the “corridor method” to recognize actuarial gains and losses. Under IAS 19 Revised, these items are recognized in other comprehensive result once they are determined.

As a result, PEMEX has recognized all unamortized amounts (actuarial gains or losses and plan amendments) reported under Mexican FRS against the initial balance of retained earnings (accumulated losses) under IFRS. In addition, accruals for termination benefits are only recognized when an entity has incurred a legal obligation to pay such benefits. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits, which includes statutory settlements and seniority premiums payable, against the initial balance of retained earnings (accumulated losses) under IFRS.

(b)	Reconciliations from Mexican FRS to IFRS

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX’s financial position, comprehensive income and cash flows, as well as explanations of variations in IFRS adjustments, are set out in the following tables and the notes thereto:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Reconciliation of financial position as of January 1, 2011 (transition date) from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2010		Adjustments and/or Reclassifications		Ref	IFRS As of January 1, 2011
ASSETS:
Current assets:
Cash and cash equivalents	Ps.	133,587,079	Ps.	(2,390,724)	1	Ps.	131,196,355
Accounts, notes receivables and others—Net		120,887,383		—			120,887,383
Inventories—Net		40,518,866		(1,250,995)	2		39,267,871
Derivative financial instruments		20,917,211		(1,359,389)	3		19,557,822

Total current assets		315,910,539		(5,001,108)			310,909,431

Non-current assets:
Available-for-sale financial assets		—		—			—
Permanent investments in shares of non-consolidated companies, associates and others		11,116,080		2,439,189	1		13,555,269
Well, pipelines, properties, plant and equipment—Net		1,061,387,901		478,213,286	4		1,539,601,187
Deferred taxes		566,818		1,202,088			1,768,906
Other assets—Net		6,215,242		8,685,467	1,5,6,8		14,900,709

Total non-current assets		1,079,286,041		490,540,030			1,569,826,071

Total assets	Ps.	1,395,196,580	Ps.	485,538,922		Ps.	1,880,735,502

LIABILITIES:
Current liabilities:
Current portion of long-term debt	Ps.	89,554,617	Ps.	—		Ps.	89,554,617
Suppliers		43,474,439		—			43,474,439
Accounts and accrued expenses		9,602,215		2,120,968	3		11,723,183
Derivative financial instruments		12,056,457		(95,560)			11,960,897
Taxes and duties payable		52,565,900		—			52,565,900

Total current liabilities		207,253,628		2,025,408			209,279,036
Long-term liabilities:
Long-term debt		575,170,797		(380,330)	6		574,790,467
Employee benefits		661,365,065		134,870,651	7		796,235,716
Provisions for sundry creditors		51,427,358		—			51,427,358
Other liabilities		4,066,083		(1,363,481)	6		2,702,602
Deferred taxes		7,215,760		22,520,900	8		29,736,660

Total long-term liabilities		1,299,245,063		155,647,740			1,454,892,803

Total liabilities	Ps.	1,506,498,691	Ps.	157,673,148		Ps.	1,664,171,839

EQUITY (DEFICIT):
Controlling interest:
Certificates of Contribution “A”	Ps.	96,957,993	Ps.	(47,353,158)	9	Ps.	49,604,835
Mexican Government contributions to Petróleos Mexicanos		180,382,423		(1,651,832)	9		178,730,591
Legal reserve		987,535		(9,775)	9		977,760
Accumulated other comprehensive result		4,633,839		(4,633,839)	10		—
Accumulated income (losses)		(395,355,236)		381,514,378	4,7,9,10		(13,840,858)

Total controlling interest		(112,393,446)		327,865,774			215,472,328
Non-controlling interest		1,091,335		—			1,091,335

Total equity		(111,302,111)		327,865,774			216,563,663

Total liabilities and equity	Ps.	1,395,196,580	Ps.	485,538,922		Ps.	1,880,735,502

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Reconciliation of financial position as of December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2011		Adjustments and/or Reclassifications		Ref	IFRS As of December 31, 2011
ASSETS:
Current assets:
Cash and cash equivalents	Ps.	117,100,111	Ps.	(2,123,564)	1	Ps.	114,976,547
Accounts, notes receivables and others—Net		154,658,669		948,817			155,607,486
Inventories—Net		44,152,462		865,690	2		45,018,152
Derivative financial instruments		16,903,030		(1,985,347)	3		14,917,683

Total current assets		332,814,272		(2,294,404)			330,519,868
Non-current assets:
Available-for-sale financial assets		24,655,980		—			24,655,980
Permanent investments in shares of non-consolidated companies, associates and others		12,913,364		2,756,239	1		15,669,603
Well, pipelines, properties, plant and equipment—Net		1,152,505,680		439,919,083	4		1,592,424,763
Deferred taxes		593,759		826,303			1,420,062

Other assets—Net		9,861,921		6,821,678	1,5,6,8		16,683,599

Total non-current assets		1,200,530,704		450,323,303			1,650,854,007

Total assets	Ps.	1,533,344,976	Ps.	448,028,899		Ps.	1,981,373,875

LIABILITIES:
Current liabilities:
Current portion of long-term debt	Ps.	110,497,449	Ps.	—		Ps.	110,497,449
Suppliers		53,313,171		—			53,313,171
Accounts and accrued expenses		13,109,526		53,614	3		13,163,140
Derivative financial instruments		10,779,297		(78,349)			10,700,948
Taxes and duties payable		65,770,459		—			65,770,459

Total current liabilities		253,469,902		(24,735)			253,445,167
Long-term liabilities:
Long-term debt		672,275,110		382,057	6		672,657,167
Employee benefits		731,016,999		131,061,634	7		862,078,633
Provisions		56,456,618		—			56,456,618
Other liabilities		7,827,643		(2,749,934)	6		5,077,709
Deferred taxes		6,217,833		22,264,101	8		28,481,934

Total long-term liabilities		1,473,794,203		150,957,858			1,624,752,061

Total liabilities	Ps.	1,727,264,105	Ps.	150,933,123		Ps.	1,878,197,228

EQUITY (DEFICIT):
Controlling interest:
Certificates of Contribution “A”	Ps.	96,957,993	Ps.	(47,353,158)	9	Ps.	49,604,835
Mexican Government contributions to Petróleos Mexicanos		180,382,423		(1,651,832)	9		178,730,591
Legal reserve		987,535		(9,775)	9		977,760
Accumulated other comprehensive result		13,385,227		(19,947,450)	10		(6,562,223)
Accumulated income (losses)		(392,940,188)		379,099,330	4,7,9,10		(13,840,858)
Net income (loss) for the year		(93,690,751)		(13,041,339)			(106,732,090)

Total controlling interest		(194,917,761)		297,095,776			102,178,015
Total non-controlling interest		998,632		—			998,632

Total equity		(193,919,129)		297,095,776			103,176,647

Total liabilities and equity	Ps.	1,533,344,976	Ps.	448,028,899		Ps.	1,981,373,875

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2011		Adjustments and/or reclassifications		Ref	IFRS For the year ended December 31, 2011
Net sales	Ps.	1,558,428,922	Ps.	25,195	11	Ps.	1,558,454,117
Cost of sales		780,625,539		(1,849,168)	2,4,7		778,776,371

Gross income		777,803,383		1,874,363			779,677,746
Other revenues net		195,544,884		(6,425,023)	4		189,119,861
Transportation and distribution expenses		31,349,011		(4,639,334)	5,7		26,709,677
Administrative expenses		65,029,047		15,747,772	7		80,776,819

Operating income		876,970,209		(15,659,098)			861,311,111
Financing Cost—Net		(32,840,763)		188,790	3		(32,651,973)
Exchange gain (loss)		(58,800,623)		(1,342,629)	4		(60,143,252)

		(91,641,386)		(1,153,839)			(92,795,225)
Profit (loss) sharing in non-consolidated companies, associates and others		(796,398)		(14,355)			(810,753)

Income before taxes and duties		784,532,425		(16,827,292)			767,705,133
Hydrocarbon extraction duties and others		871,686,746		—			871,686,746
Hydrocarbon income tax		708,469		(1,385,859)			(677,390)
Income tax		3,620,531		17,503	8		3,638,034

		876,015,746		(1,368,356)			874,647,390

Net income (loss) for the year	Ps.	(91,483,321)	Ps.	(15,458,936)		Ps.	(106,942,257)

(c)	Notes to the reconciliation of the statement of financial position at January 1, 2011, (transition date) and December 31, 2011

1.	Cash and cash equivalents

FRS C-1, “Cash and Cash Equivalents”, requires restricted cash to be presented as part of the cash and cash equivalents line item; but under IAS 1, “Presentation of Financial Statements”, restricted cash must be presented separately from “cash and cash equivalents” on the statement of financial position. PEMEX has therefore reclassified Ps. 2,390,724 and Ps. 2,123,564 as of January 1, 2011 and December 31, 2011, respectively, from “cash and cash equivalents” under Mexican FRS to “permanent investments in shares of non-consolidated companies, associates and others” under IFRS.

2.	Inventories

Certain components of “wells, pipelines, properties, plant and equipment” (spare parts) were classified in the line item “inventories” under Mexican FRS. However, these components have since been classified as fixed assets in accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”). Accordingly, PEMEX reclassified Ps. 1,250,995 and Ps. 647,340 as of January 1, 2011 and December 31, 2011, respectively, from “inventories” under Mexican FRS to “wells, pipelines, properties, plant and equipment” under IFRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

As of December 31, 2011, effects in inventories arising from adjustments to employee benefits and from the depreciation and amortization of different parts of fixed assets resulted in an increase in inventories and a decrease in the cost of sales for the year for Ps. 1,513,029.

3.	Derivative financial instruments

DFIs were recognized at fair value at the transition date. The fair value was modified to include the counterparty risk in the valuation method, in accordance with IAS 39. The adjustment applied as of January 1, 2011 resulted in a decrease in other current assets of Ps. 1,359,389 and in a decrease in accounts payable and other of Ps. 95,560, thereby affecting accumulated losses.

For the period ended December 31, 2011, changes in fair value computation methods, as well as the liquidation of trading positions of derivative financial instruments during the period, resulted in decreases in other current assets and in accounts payable and other of Ps. 1,985,347 and Ps. 78,349, respectively, which led to a financing cost of Ps. 43,588.

4.	Wells, pipelines, properties, plant and equipment

In accordance with IFRS 1, PEMEX chose to measure certain wells, pipelines, offshore platforms and drilling equipment at their fair value as of the transition date to IFRS, and to use that fair value as the deemed cost of those assets. As a result, PEMEX recognized a Ps. 486,501,494 increase in the fair value of plants, pipelines, offshore platforms and drilling equipment as of January 1, 2011, which was recognized against accumulated losses.

In addition, IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of December 31, 2011, the net effect of the depreciation for the year resulted in a debit to cost of sales and operating expenses of Ps. 29,615,741.

As of December 31, 2011, some cash-generating units had improved economic conditions, which allowed PEMEX to increase their carrying value and to reverse Ps. 6,855,535 of impairment previously recognized in other revenues.

PEMEX reclassified costs of exploratory wells not associated with any reserve from fixed assets to intangible assets in the amount of Ps. 9,231,901 at January 1, 2011 and Ps. 9,552,703 at December 31, 2011, until it is determined if they are subject to capitalization in accordance with IFRS 6.

During the second quarter of 2012, PEMEX modified its accounting policy regarding the selection of certain types of fixed assets for initial valuation at fair value in accordance with IFRS 1. As a result, PEMEX recognized a decrease of 3.0% and 2.284% in the total amount of fixed assets as of January 1, 2011 and December 31, 2011, respectively, as well as a decrease in depreciation expense of approximately 5.0% for the year ended December 31, 2011.

As of December 31, 2011, in accordance with IAS 23, the effects of capitalization of financing cost previously recognized under Mexican FRS in the amount of Ps. 1,342,630 were eliminated against exchange losses.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

5.	Easements and rights of way

Under Mexican FRS, certain expenditures related to easements and rights of way were classified in the line items wells, pipelines, properties, plant and equipment or in accumulated losses. However, these easements and rights of way are classified as intangible assets under IFRS. As a result, PEMEX recognized Ps. 1,197,380 in intangible assets as of January 1, 2011, comprised of (i) a reclassification of easements and rights of way in the amount of Ps. 307,302 from the line item “wells, pipelines, properties, plant and equipment” to the line item “intangible assets” and (ii) a credit recognized against accumulated losses in the amount of Ps. 890,078.

As of December 31, 2011, the effect of rights of way was Ps. 1,146,954, comprised of (i) a reclassification of Ps. 291,749 from the line item “wells, pipelines, properties, plant and equipment” to the line item “intangible assets” and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 855,205.

6.	Long-term debt

For the year ended December 31, 2011, under IFRS, PEMEX recognized an amortized cost effect of debt in the amount of Ps. 4,436.

PEMEX reclassified as long-term debt Ps. 1,743,813 and Ps. 1,804,872 as of January 1 and December 31, 2011, respectively, in expenses related to the issue of debt, which were previously recorded as other assets. Likewise, PEMEX reclassified liabilities related to the issue of debt of Ps. 1,363,484 as of January 1, 2011 and Ps. 2,191,365 as of December 31, 2011.

7.	Employee benefits

The Ps. 134,870,651 decrease in equity due to employee benefits was comprised of the following:

PEMEX chose the early adoption of IAS 19 for employee benefits, as described in Note 14. As a result, unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 146,275,213 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses in the opening statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, which resulted in Ps. 11,404,562 being credited against accumulated losses in the opening statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 3,809,017, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 14,919,806 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 18,728,823.

8.	Deferred taxes

As a result of the change in the book basis of assets and liabilities due to the transition to IFRS, deferred tax assets increased by Ps. 69,661 as compared to the amount recognized under Mexican FRS. This was offset by a Ps. 21,363,049 increase in deferred tax liabilities. Both increases were recognized against accumulated losses in the statement of financial position as of January 1, 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

In accordance with IAS 12, PEMEX eliminated the component of deferred employee profit sharing previously recognized under Mexican FRS, resulting in a Ps. 25,432 credit against accumulated losses on the opening statement of financial position under IFRS as of January 1, 2011. As a result of this change, PEMEX recognized a credit of Ps. 9,691 in the statement of comprehensive income at December 31, 2011.

9.	Recognition of inflationary effects

Under Mexican FRS, PEMEX previously recognized inflation effects in respect of its Certificates of Contribution “A” and contributions of the Mexican Government prior to December 31, 2007, the date on which the Mexican economy was no longer considered hyperinflationary. As a result, Ps. 49,043,180 in inflation effects recognized after this date were reclassified as accumulated losses in the opening statement of financial position under IFRS as of January 1, 2011.

10.	Other comprehensive result

Foreign currency translation. In accordance with IFRS 1, PEMEX chose to cancel the accumulated gains and losses from the translation of foreign currency amounts, and to value the cumulative currency translation effects for all foreign operations at zero as of January 1, 2011, with a debit of Ps. 4,628,672 recorded in accumulated losses in the opening statement of financial position under IFRS. This adjustment did not impact the total value of equity.

Accumulated losses and comprehensive result. Except for reclassified items, all of the adjustments related to the adoption of IFRS were recognized in accumulated losses and comprehensive result as of January 1, 2011.

11.	Transfers of assets from customers

During 2011, PEMEX received assets from customers totaling Ps. 25,195, which were recognized as ordinary revenues in accordance with International Financial Reporting Interpretation (“IFRIC”) 18 “Transfers of Assets from Customers”.

12.	Cash flow statements

The IFRS adoption adjustments described above did not affect PEMEX’s cash flows, as shown in the line item “cash and cash equivalents” in the statement of financial position.

NOTE 24—SUBSIDIARY GUARANTOR INFORMATION:

The following consolidating information presents: (i) condensed consolidating statements of financial position at December 31, 2012 and 2011 and January 1, 2011 and condensed consolidating statements of operations and cash flows for the years ended December 31, 2012 and 2011 of Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and the Non-Guarantor Subsidiaries (as defined below; excluding the Master Trust) and (ii) condensed consolidating statement of financial position at January 1, 2011 and condensed consolidating statements of cash flows for the years ended December 31, 2011 of the Master Trust.

These statements are prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (collectively, the “Subsidiary Guarantors”) and Pemex-Petrochemicals are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex-Petrochemicals, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full and unconditional and joint and several.

The Master Trust is consolidated in the financial statements of PEMEX as of January 1, 2011. The Master Trust was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011.

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and

Assumed by Petróleos Mexicanos

Security	Primary Obligor	Guarantors	Principal Amount Outstanding
5.75% Notes due 2015	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $	234,372
5.75% Guaranteed Notes due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		2,438,988
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		1,748,795
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		491,175
7.375% Notes due 2014	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		362,995
8.625% Bonds due 2022	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		160,245
8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		106,507
9 1/4% Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		107,109
9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		219,217

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

The following table sets forth, as of the date of this report, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal Amount Outstanding
8.00% Notes due 2019	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals	U.S. $	1,999,369
9 1/4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		9,296
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		102,149
4.875% Notes due 2015	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		1,462,438
6.000% Notes due 2020	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		990,802
5.50% Notes due 2021	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		2,961,947
6.625% Notes due 2035	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		998,500
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		2,498,850
4.875% Bonds 2022	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		2,090,982
5.50 Bonds due 2044	Petróleos Mexicanos	Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals		1,748,355

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of December 31, 2012 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF FINANCIAL POSITION As of December 31, 2012

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	96,787,354	Ps.	7,195,766	Ps.	15,251,771	Ps.	—	Ps.	119,234,891
Accounts, notes receivable and other, net, and derivative financial instruments		25,234,689		56,823,237		60,001,738		—		142,059,664
Accounts receivable—inter-company		326,146,962		845,251,812		130,352,752		(1,301,751,526)		—
Inventories, net		659,127		32,301,113		23,887,330		—		56,847,570

Total current assets		448,828,132		941,571,928		229,493,591		(1,301,751,526)		318,142,125
Long-term receivables—inter-company		652,032,481		2,235,625		2,393,927		(656,662,033)		—
Available-for-sale financial assets		1,122,034		—		14,649,225		—		15,771,259
Permanent investments in shares of non-consolidated companies, associates and others		382,434,187		5,142,805		8,063,389		(378,388,786)		17,251,595
Wells, pipelines, properties, plant and equipment, net		9,460,483		1,607,131,954		42,141,648		—		1,658,734,085
Other assets		1,313,411		7,716,566		5,253,855		—		14,283,832

Total assets	Ps.	1,495,190,728	Ps.	2,563,798,878	Ps.	301,995,635	Ps.	(2,336,802,345)	Ps.	2,024,182,896

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	80,738,221	Ps.	12,339,176	Ps.	21,163,608	Ps.	—	Ps.	114,241,005
Accounts payable—inter-company		796,677,437		432,690,603		63,356,847		(1,292,724,887)		—
Other current liabilities		15,456,052		76,281,029		29,825,563		—		121,562,644

Total current liabilities		892,871,710		521,310,808		114,346,018		(1,292,724,887)		235,803,649
Long-term debt		647,774,876		11,524,366		13,318,353		—		672,617,595
Long-term payables—inter-company		2,235,625		659,364,483		4,098,125		(665,698,233)		—
Employee benefits, dismantlement and abandonment activities, sundry creditors and others, and deferred tax liability		224,072,822		1,024,174,386		138,580,294		—		1,386,827,502

Total liabilities		1,766,955,033		2,216,374,043		270,342,790		(1,958,423,120)		2,295,248,746
EQUITY		(271,764,305)		347,424,835		31,652,845		(378,379,225)		(271,065,850)

Total liabilities and equity	Ps.	1,495,190,728	Ps.	2,563,798,878	Ps.	301,995,635	Ps.	(2,336,802,345)	Ps.	2,024,182,896

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF FINANCIAL POSITION As of December 31, 2011

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	90,736,810	Ps.	6,065,194	Ps.	18,174,543	Ps.	—	Ps.	114,976,547
Accounts, notes receivable and other, net, and derivative financial instruments		31,526,828		59,767,821		79,230,520		—		170,525,169
Accounts receivable—inter-company		714,912,615		1,221,862,901		131,480,008		(2,068,255,524)		—
Inventories, net		491,782		20,072,366		24,454,004		—		45,018,152

Total current assets		837,668,035		1,307,768,282		253,339,075		(2,068,255,524)		330,519,868
Long-term receivables—inter-company		642,318,242		1,846,818		2,354,577		(646,519,637)		—
Available-for-sale financial assets		—		—		24,655,980		—		24,655,980
Permanent investments in shares of non-consolidated companies, associates and others		658,530,635		4,416,577		9,106,575		(656,384,184)		15,669,603
Wells, pipelines, properties, plant and equipment, net		8,970,893		1,541,062,853		42,391,017		—		1,592,424,763
Other assets		824,121		11,999,814		5,279,726		—		18,103,661

Total assets	Ps.	2,148,311,926	Ps.	2,867,094,344	Ps.	337,126,950	Ps.	(3,371,159,345)	Ps.	1,981,373,875

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	80,831,359	Ps.	13,545,476	Ps.	16,120,614	Ps.	—	Ps.	110,497,449
Accounts payable—inter-company		1,158,886,384		804,388,900		97,885,325		(2,061,160,609)		—
Other current liabilities		11,867,778		96,122,515		34,957,425		—		142,947,718

Total current liabilities		1,251,585,521		914,056,891		148,963,364		(2,061,160,609)		253,445,167
Long-term debt		638,322,626		16,046,360		18,288,181		—		672,657,167
Long-term payables—inter-company		1,846,818		648,232,190		3,539,802		(653,618,810)		—
Employee benefits, dismantlement and abandonment activities, sundry creditors and others, and deferred tax liability		154,378,941		706,021,554		91,694,399		—		952,094,894

Total liabilities		2,046,133,906		2,284,356,995		262,485,746		(2,714,779,419)		1,878,197,228
EQUITY		102,178,020		582,737,349		74,641,204		(656,379,926)		103,176,647

Total liabilities and equity	Ps.	2,148,311,926	Ps.	2,867,094,344	Ps.	337,126,950	Ps.	(3,371,159,345)	Ps.	1,981,373,875

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF FINANCIAL POSITION As of January 1, 2011

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
ASSETS
Current assets:
Cash and cash equivalents	Ps.	116,856,777	Ps.	—	Ps.	4,028,458	Ps.	10,311,120	Ps.	—	Ps.	131,196,355
Accounts, notes receivable and other, net, and derivative financial instruments		20,933,753		1,990,025		52,327,837		65,193,590		—		140,445,205
Accounts receivable—inter-company		630,670,609		10,213,142		1,133,661,493		129,023,848		(1,903,569,092)		—
Inventories, net		218,937		—		21,004,437		18,044,497		—		39,267,871

Total current assets		768,680,076		12,203,167		1,211,022,225		222,573,055		(1,903,569,092)		310,909,431
Long-term receivables—inter-company		554,582,569		—		1,623,531		—		(556,206,100)		—
Permanent investments in shares of non-consolidated companies, associates and others		767,480,301		—		2,893,550		6,913,070		(763,731,652)		13,555,269
Wells, pipelines, properties, plant and equipment, net		9,017,257		—		1,495,132,019		35,451,911		—		1,539,601,187
Other assets		832,162		—		12,103,183		3,734,270		—		16,669,615

Total assets	Ps.	2,100,592,365	Ps.	12,203,167	Ps.	2,722,774,508	Ps.	268,672,306	Ps.	(3,223,506,844)	Ps.	1,880,735,502

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	76,946,263	Ps.	—	Ps.	11,720,648	Ps.	887,706	Ps.	—	Ps.	89,554,617
Accounts payable—inter-company		1,109,439,763		11,243,503		690,146,918		80,874,531		(1,891,704,715)		—
Other current liabilities		8,376,144		412,452		87,330,490		23,605,333		—		119,724,419

Total current liabilities		1,194,762,170		11,655,955		789,198,056		105,367,570		(1,891,704,715)		209,279,036
Long-term debt		550,912,484		—		16,278,366		7,599,617		—		574,790,467
Long-term payables—inter-company		1,785,677		—		563,061,747		3,219,571		(568,066,995)		—
Employee benefits, dismantlement and abandonment activities, sundry creditors and others and deferred tax liability		137,659,707		—		660,175,847		82,266,782		—		880,102,336

Total liabilities		1,885,120,038		11,655,955		2,028,714,016		198,453,540		(2,459,771,710)		1,664,171,839
EQUITY		215,472,327		547,212		694,060,492		70,218,766		(763,735,134)		216,563,663

Total liabilities and equity	Ps.	2,100,592,365	Ps.	12,203,167	Ps.	2,722,774,508	Ps.	268,672,306	Ps.	(3,223,506,844)	Ps.	1,880,735,502

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 2012

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	16,009	Ps.	2,300,269,835	Ps.	1,257,236,879	Ps.	(1,917,786,969)	Ps.	1,639,735,754
Services income		54,963,056		5,449,622		2,897,419		(56,133,811)		7,176,286

Total sales revenues		54,979,065		2,305,719,457		1,260,134,298		(1,973,920,780)		1,646,912,040
Costs of sales		1,252,618		1,504,565,221		1,245,083,304		(1,918,410,569)		832,490,574

Gross income		53,726,447		801,154,236		15,050,994		(55,510,211)		814,421,466

Other (expenses) revenues, net		(335,781)		210,667,412		(943,530)		(369,138)		209,018,963
General expenses:
Transportation and distribution expenses		—		27,623,303		1,189,946		(324,966)		28,488,283
Administrative expenses		46,788,554		84,409,050		14,277,458		(55,862,213)		89,612,849

Total general expenses		46,788,554		112,032,353		15,467,404		(56,187,179)		118,101,132

Operating income		6,602,112		899,789,295		(1,359,940)		307,830		905,339,297
Financing cost—Net		7,213,478		(10,777,836)		(1,023,523)		(302,858)		(4,890,739)
Equity participation in subsidiaries		(8,164,817)		2,329,571		2,435,880		8,196,973		4,797,607

Income (loss) before taxes and duties		5,650,773		891,341,030		52,417		8,201,945		905,246,165
Taxes and duties		2,817,741		897,843,428		1,984,518		—		902,645,687

Net (loss) income for the year	Ps.	2,833,032	Ps.	(6,502,398)	Ps.	(1,932,101)	Ps.	8,201,945	Ps.	2,600,478

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF INCOME For the year ended December 31, 2011

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Net sales	Ps.	44,905,923	Ps.	2,173,817,756	Ps.	1,240,905,328	Ps.	(1,907,465,671)	Ps.	1,552,163,336
Services income		18,718		4,727,223		2,978,470		(1,433,630)		6,290,781

Total sales revenues		44,924,641		2,178,544,979		1,243,883,798		(1,908,899,301)		1,558,454,117
Costs of sales		1,164,720		1,408,544,231		1,232,482,760		(1,863,415,340)		778,776,371

Gross income		43,759,921		770,000,748		11,401,038		(45,483,961)		779,677,746

Other (expenses) revenues, net		(2,272,532)		184,864,106		7,050,432		(522,145)		189,119,861
General expenses:
Transportation and distribution expenses		—		26,091,787		1,086,197		(468,307)		26,709,677
Administrative expenses		41,658,446		72,264,325		12,542,526		(45,688,478)		80,776,819

Total general expenses		41,658,446		98,356,112		13,628,723		(46,156,785)		107,486,496

Operating income		(171,057)		856,508,742		4,822,747		150,679		861,311,111
Financing cost—Net		4,194,377		(92,000,489)		(4,847,067)		(142,046)		(92,795,225)
Equity participation in subsidiaries		(110,370,444)		(301,689)		90,373		109,771,007		(810,753)

Income (loss) before taxes and duties		(106,347,124)		764,206,564		66,053		109,779,640		767,705,133
Taxes and duties		384,791		870,614,032		3,648,567		—		874,647,390

Net (loss) income for the year	Ps.	(106,731,915)	Ps.	(106,407,468)	Ps.	(3,582,514)	Ps.	109,779,640	Ps.	(106,942,257)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION STATEMENT OF CASH FLOWS For the year ended December 31, 2012

	Petróleos Mexicanos		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating Activities:
Net income for the year	Ps.	2,833,032	Ps.	(6,502,398)	Ps.	(1,932,101)	Ps.	8,201,945	Ps.	2,600,478
Adjustments to reconcile net loss to cash provided by operating activities
Depreciation and amortization		570,890		137,241,770		2,725,060		—		140,537,720
Disposal of properties, plant and equipment		68,329		(437,338)		1,102,528		—		733,519
Dividends		—		—		(685,704)		—		(685,704)
Effects of net present value of reserve for well abandonment		—		3,552,924		—		—		3,552,924
Provisions		62,248		3,869,281		10,530		—		3,942,059
Unrealized foreign exchange gain (loss)		(40,144,818)		(2,266,480)		1,849,490		—		(40,561,808)
Interest expense		42,020,763		12,160,731		1,804,544		(10,247,445)		45,738,593
Profits (loss) sharing in non-consolidated companies associates and others		8,434,500		(2,329,571)		(2,468,036)		(8,434,500)		(4,797,607)
Amortization expenses related to debt issuance		1,560,476		—		—		—		1,560,476
Unsuccessful wells		—		13,842,410		—		—		13,842,410
Changes in operating assets and liabilities
Accounts and notes receivable		6,288,911		2,944,581		13,364,486		—		22,597,978
Inter-company charges and deductions		(22,322,476)		156,037,261		(20,700,257)		(113,014,528)		—
Inventories		(167,346)		(12,228,746)		566,674		—		(11,829,418)
Other assets		(489,291)		(7,215,184)		25,872		—		(7,678,603)
Employee benefits		8,432,015		46,744,724		6,406,528		—		61,583,267
Accounts payable and accrued liabilities		4,199,598		(24,435,356)		2,429,815		—		(17,805,943)

Cash flows provided by operating activities		11,346,831		320,978,609		4,499,429		(123,494,528)		213,330,341
Investing activities:
Acquisition of property, pipelines, plant and equipment		(1,128,811)		(192,801,968)		(3,578,219)		—		(197,508,998)
Inter-company (increase) decrease investing		(9,667,629)		(103,341,908)		—		113,009,537		—
Exploration costs		—		(1,828,043)		—		—		(1,828,043)

Cash flows used in investing activities		(10,796,440)		(297,971,919)		(3,578,219)		113,009,537		(199,337,041)

Financing activities:
Loans obtained from financial institutions		118,081,331		—		259,814,818		—		377,896,149
Debt payments, principal only		(70,037,268)		(10,914,565)		(260,912,130)		—		(341,863,963)
Inter-company (decrease) increase financing		—		(8,226)		(53,367)		61,593		—
Interest paid		(42,121,370)		(12,231,579)		(2,483,557)		10,247,440		(46,589,066)

Cash flows provided by financing activities		5,922,693		(23,154,370)		(3,634,236)		10,309,033		(10,556,880)

Increase (decrease) in cash and cash equivalents		6,473,084		(147,680)		(2,713,026)		(175,958)		3,436,420
Effects of inflation on cash and cash equivalents		(422,540)		1,278,252		(209,746)		175,958		821,924
Cash and cash equivalents at beginning of the year		90,736,810		6,065,194		18,174,543		—		114,976,547

Cash and cash equivalents at the end of the year	Ps.	96,787,354	Ps.	7,195,766	Ps.	15,251,771	Ps.	—	Ps.	119,234,891

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2011

	Petróleos Mexicanos		Master Trust		Subsidiary Guarantors		Non-Guarantor Subsidiaries		Eliminations		PEMEX Consolidated
Operating Activities:
Net (loss) for the year	Ps.	(106,731,915)	Ps.	—	Ps.	(106,407,469)	Ps.	(3,582,513)	Ps.	109,779,640	Ps.	(106,942,257)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		600,028		—		124,727,086		2,053,295		—		127,380,409
Impairment of fixed assets		—		—		(6,855,535)		—		—		(6,855,535)
Unrealized foreign exchange		64,713,020		—		2,908,723		1,795,613		—		69,417,356
Interest expense		40,704,054		—		5,795,631		1,554,449		(13,223,591)		34,830,543
Profits (loss) sharing in non-consolidated companies associates and others		91,888,790		—		301,689		614,031		(91,993,757)		810,753
Derivative financial instruments		(4,304,124)		—		(367,917)		4,672,041		—		—
Dividends		—		—		—		(599,907)		—		(599,907)
Provisions		—		—		2,944,707		—		—		2,944,707
Amortization expenses related to debt issuance		762,387		—		—		—		—		762,387
Unsuccessful wells		—		—		12,021,450		—		—		12,021,450
Effects of net present value of reserve for well abandonment		—		—		6,598,215		—		—		6,598,215
Disposal of properties, plant and equipment		149,315		—		10,855,859		(6,320,039)		—		4,685,135
Changes in operating assets and liabilities:
Accounts and notes receivable and derivative financial instruments		(3,841,880)		1,456,154		(7,517,371)		(21,436,816)		—		(31,339,913)
Inter-company charges and deductions		(24,876,137)		(1,030,361)		21,849,784		12,155,858		(8,099,144)		—
Inventories		(272,845)		—		1,422,857		(6,900,293)		—		(5,750,281)
Other assets		372,713		—		(8,566,926)		(1,474,939)		—		(9,669,152)
Employee benefits		8,812,862		—		36,942,842		5,197,153		—		50,952,857
Accounts payable and accrued liabilities		1,431,412		(425,793)		2,202,506		16,816,831		—		20,024,956

Cash flows provided by operating activities		69,407,680		—		98,856,131		4,544,764		(3,536,852)		169,271,723
Investing activities:
Acquisition of property, pipelines, plant and equipment		(702,978)		—		(163,613,569)		(2,697,021)		—		(167,013,568)
Inter-company (increase) decrease investing		(91,709,068)		—		(223,287)		—		91,932,355		—
Exploration costs		—		—		(4,135,188)		—		—		(4,135,188)
Investments in Subsidiaries		15,394,390		—		(1,570,769)		(15,519,183)		(19,088,258)		(20,783,820)

Cash flows used in investing activities		(77,017,656)		—		(169,542,813)		(18,216,204)		72,844,097		(191,932,576)

Financing activities:
Loans obtained from financial institutions		97,714,350		—		—		91,978,669		—		189,693,019
Debt payments, principal only		(72,936,610)		—		(11,151,706)		(68,030,529)		—		(152,118,845)
Inter-company (decrease) increase financing		61,142		—		89,361,235		364,423		(89,786,800)		—
Interest paid		(39,661,962)		—		(5,565,988)		(1,376,730)		13,223,590		(33,381,090)

Cash flows provided by financing activities		(14,823,080)		—		72,643,541		22,935,833		(76,563,210)		4,193,084

Increase (decrease) in cash and cash equivalents		(22,433,056)		—		1,956,859		9,264,393		(7,255,965)		(18,467,769)
Effects of inflation on cash and cash equivalents		(3,686,911)		—		79,876		(1,400,969)		7,255,965		2,247,961
Cash and cash equivalents at beginning of the year		116,856,777		—		4,028,458		10,311,120		—		131,196,355

Cash and cash equivalents, end of the year	Ps.	90,736,810	Ps.	—	Ps.	6,065,193	Ps.	18,174,544	Ps.	—	Ps.	114,976,547

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

NOTE 25—SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED):

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

The following tables provide supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932-10-5 “Extractive Activities—Oil and Gas” (“ASC Topic 932”) and Accounting Standards Update 2010-03 (“ASU 2010-03”).

All exploration and production activities of Pemex-Exploration and Production are conducted in Mexico. The supplemental data presented herein reflect information for all of Pemex-Exploration and Production’s oil and gas producing activities.

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,
	2012		2011		2010
Proved properties	Ps.	2,108,592,519	Ps.	1,921,817,651	Ps.	1,779,160,246
Construction in progress		46,908,049		54,255,040		50,712,384
Accumulated depreciation and amortization		(870,694,075)		(756,353,372)		(654,601,643)

Net capitalized costs	Ps.	1,284,806,493	Ps.	1,219,719,319	Ps.	1,175,270,987

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Costs incurred for oil and gas property exploration and development activities (unaudited):

	2012		2011
Exploration	Ps.	33,345,223	Ps.	32,765,335
Development		158,425,613		131,114,962

Total costs incurred	Ps.	191,770,836	Ps.	163,880,297

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 11,978,531 and Ps. 13,725,400 for 2012 and 2011, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Results of operations for oil and gas producing activities (unaudited):

	2012		2011
Revenues from sale of oil and gas	Ps.	1,333,247,872	Ps.	1,270,832,133

Hydrocarbon duties		898,064,551		871,471,372
Production costs (excluding taxes)		121,973,668		103,250,426
Other costs and expenses		30,828,632		30,676,623
Exploration expenses		25,820,942		25,746,850
Depreciation, depletion, amortization and accretion		122,356,141		107,385,238

		1,199,043,934		1,138,530,509

Results of operations for oil and gas producing activities	Ps.	134,203,938	Ps.	132,301,624

Note:Numbers may not total due to rounding.

Crude oil and natural gas reserves:

(a)	Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars as of December 31 (excluding production taxes):

	2012		2011		2010
Weighted average sales price per barrel of oil equivalent (boe)(1)	U.S. $	78.89	U.S. $	80.41	U.S. $	58.49
Crude oil, per barrel		102.36		100.01		72.25
Natural gas, per thousand cubic feet		4.03		4.68		4.52
(1) To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

(b)	Crude oil and natural gas reserves (unaudited)

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

Proved reserves estimates as of December 31, 2012 were prepared by PEMEX and were reviewed by the Independent Engineering Firms (as defined below), which audit the hydrocarbon reserves. In addition, pursuant to the Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), PEMEX’s proved reserves estimates as of December 31, 2012 were reviewed and approved by the NHC on March 14, 2013. The proved reserves estimates were then registered and published by the Secretaría de Energía (Ministry of Energy) on March 18, 2013.

PEMEX estimates Mexico’s reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007, and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

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

During 2012, PEMEX did not record any material increase in Mexico’s hydrocarbons reserves as a result of the use of new technologies.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

In order to ensure the reliability of its reserves estimation efforts, PEMEX has undertaken the internal certification of its estimates of Mexico’s reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production’s exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related reserves from the Gerencia de Recursos y Reservas (Office of Resources and Reserves), the central hydrocarbon reserves management body of PEMEX. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC’s rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX’s reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of these personnel have been certified by the Secretaría de Educación Pública (Ministry of Public Education), most have earned master’s degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to the above internal review process, PEMEX’s final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited PEMEX’s estimates of Mexico’s proved reserves as of December 31, 2012: Netherland, Sewell International, S. de R.L. de C.V. (“Netherland Sewell”); DeGolyer and MacNaughton; and Ryder Scott Company, L.P. (“Ryder Scott”, and, together with Netherland Sewell and DeGolyer and MacNaughton, the “Independent Engineering Firms”). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.98% of Mexico’s reserves. The remaining 0.02% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by PEMEX; (2) construction or updating of the Independent Engineering Firms’ own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of PEMEX’s reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that PEMEX furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms’ review process were resolved by PEMEX to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that the estimated total proved oil and natural gas reserve volumes set forth below are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 0.5% in 2012, from 11,362 million barrels at December 31, 2011 to 11,424 million barrels at December 31, 2012. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants increased by 2.3% in 2012, from 7,618 million barrels at December 31, 2011 to 7,790 million barrels at December 31, 2012. These increases were principally due to decreased crude oil and condensates production during 2012, which was largely offset by field development activities that led to reclassifications from proved undeveloped, probable and possible reserves to proved developed reserves, as well as exploratory additions, as described below.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 0.2% in 2012, from 12,734 billion cubic feet at December 31, 2011 to 12,713 billion cubic feet at December 31, 2012. Mexico’s proved developed dry gas reserves decreased by 0.1% in 2012, from 7,957 billion cubic feet at December 31, 2011 to 7,951 billion cubic feet at December 31, 2012. Mexico’s proved undeveloped dry gas reserves decreased by 0.3% in 2012, from 4,776 billion cubic feet at December 31, 2011 to 4,762 billion cubic feet at December 31, 2012. These decreases were principally due to field development activities in the Burgos basin.

Due to various field development activities performed during 2012, 1,524.3 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 160,640,000. The only fields containing material volumes of Mexico’s proved reserves that have remained undeveloped for five years or more are the Ayín, Alux and Ayatsil fields. Although efforts to develop the Ayín and Alux fields were undertaken during 2012 through the drilling of the Alux-1A well, the results obtained from this and other wells led to the need for additional studies in these fields. The Ayatsil field remains undeveloped due to the need to undertake additional technical studies in order to define the optimal strategy through which to develop the extra-heavy oil reserves in this field. The development of the Ayatsil field is expected to begin in 2014, when four wells are scheduled to be drilled and completed.

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2012 Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,790	7,951
Proved undeveloped reserves	3,634	4,762

Total proved reserves	11,424	12,713

Note:	Numbers may not total due to rounding.
(1)	PEMEX does not produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2008	2009	2010	2011	2012
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	12,187	11,865	11,691	11,394	11,362
Revisions(2)	444	577	515	824	1,013
Extensions and discoveries	370	311	246	194	103
Production	(1,135)	(1,062)	(1,059)	(1,050)	(1,053)

At December 31	11,866	11,691	11,394	11,362	11,424

Proved developed reserves at December 31	8,618	8,167	7,793	7,618	7,790
Proved undeveloped reserves at December 31	3,247	3,524	3,601	3,744	3,634

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2008	2009	2010	2011	2012
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	13,162	12,702	11,966	12,494	12,734
Revisions(1)	730	504	1,449	1,592	1,377
Extensions and discoveries	454	404	770	249	162
Production(2)	(1,643)	(1,644)	(1,691)	(1,601)	(1,560)

At December 31	12,707	11,966	12,494	12,734	12,713

Proved developed reserves at December 31	8,206	7,586	7,941	7,957	7,951
Proved undeveloped reserves at December 31	4,496	4,380	4,553	4,776	4,762

Note:	Numbers may not total due to rounding.
(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Based on reservoir performance, new information, and discoveries and production during 2012, proved reserves of crude oil, natural gas, condensates and liquefiable hydrocarbons for all regions as of December 31, 2012 were estimated to be 13,868.3 million barrels of oil equivalent, as compared to 13,810.3 million barrels of oil equivalent at December 31, 2011.

(c)	Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2037. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying the average prices of oil and gas of the first day of December 2012. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2012 to the future pre-tax net cash flows related to Mexico’s proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime made applicable by decree to Pemex-Exploration and Production effective January 1, 2012 and which reformed Chapter XII of the Federal Duties Law.

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

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

Standardized measure of discounted future net cash flows as of December 31

	2012		2011		2010
	(in millions of U.S. dollars)
Future cash inflows	U.S. $	974,411	U.S. $	1,004,082	U.S. $	730,864
Future production costs (excluding taxes)		(124,485)		(118,123)		(102,451)
Future development costs		(46,146)		(38,521)		(43,562)

Future cash flows before tax		803,780		847,438		584,851
Future production and excess gains taxes		(664,342)		(649,023)		(478,914)

Future net cash flows		139,437		198,414		105,938
Effect of discounting net cash flows by 10%		(41,913)		(60,518)		(47,558)

Standardized measure of discounted future net cash flows	U.S. $	97,524	U.S. $	137,896	U.S. $	58,380

Note:Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2012		2011		2010
	(in millions of U.S. dollars)
Sales of oil and gas produced, net of production costs	U.S.	$(87,609)	U.S. $	(91,280)	U.S. $	(67,632)
Net changes in prices and production costs		(58,215)		269,575		87,085
Extensions and discoveries		6,315		7,935		6,814
Development cost incurred during the year		11,431		10,554		11,906
Changes in estimated development costs		(17,466)		(11,722)		(5,549)
Reserves revisions and timing changes		58,150		57,968		28,293
Accretion of discount of pre-tax net cash flows		56,921		29,216		22,453
Net changes in production and excess gains taxes		(9,899)		(192,730)		(55,192)

Aggregate change in standardized measure of discounted future net cash flows	U.S. $	(40,372)	U.S. $	79,516	U.S. $	28,178

Standardized measure
As of January 1		137,896		58,380		30,202
As of December 31		97,524		137,896		58,380

Change	U.S. $	(40,372)	U.S. $	79,516	U.S. $	28,178

Note:Table amounts may not total due to rounding.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 AND JANUARY 1, 2011

(Figures stated in thousands, except as noted)

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.